Form 20-F
period 2001-12-31
ALLIANZ AKTIENGESELLSCHAFT
filed 2002-06-25
CIK 1127508

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                   FORM 20-F
(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
    OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
    OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
    OF THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                          FEDERAL REPUBLIC OF GERMANY
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                    KONIGINSTRASSE 28, 80802 MUNICH, GERMANY
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

             TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                 -----------------------------------------
    ORDINARY SHARES (WITHOUT PAR VALUE)*             THE NEW YORK STOCK EXCHANGE, INC.

---------------
* Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                      NONE

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                OF THE ACT: NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at December 31, 2001:

Ordinary shares, without par value......................  266,428,000 shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            YES [X]          NO [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17 [ ]          Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

ITEM                                                                          PAGE
----                                                                          ----
PRESENTATION OF FINANCIAL AND OTHER INFORMATION.............................    1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...................    2
ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.......    3
ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE.....................    3
ITEM 3.         KEY INFORMATION.............................................    3
                Selected Consolidated Financial Data........................    3
                Dividends...................................................    5
                Exchange Rate Information...................................    5
                Risk Factors................................................    7
ITEMS 4. - 5.   INFORMATION ON THE COMPANY AND
                OPERATING AND FINANCIAL REVIEW AND PROSPECTS................   10
                Factors Affecting Results of Operations.....................   15
                Critical Accounting Policies................................   17
                Accounting Differences......................................   19
                Consolidated Results of Operations..........................   21
                Consolidated Assets and Liabilities.........................   23
                Property-Casualty Insurance Operations......................   25
                  Germany...................................................   29
                  Rest of Europe............................................   35
                  NAFTA.....................................................   43
                  Rest of World.............................................   45
                Specialty Lines.............................................   47
                Life/Health Insurance Operations............................   49
                  Germany...................................................   53
                  Rest of Europe............................................   59
                  Rest of World.............................................   63
                Banking Operations..........................................   65
                Asset Management Operations.................................   80
                Property-Casualty Insurance Reserves........................   97
                Selected Statistical Information Relating to Our Banking
                Operations..................................................  108
                Regulation and Supervision..................................  128
ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................  149
                Corporate Governance........................................  149
                Management Board............................................  150
                Supervisory Board...........................................  153
                Compensation of Directors and Officers......................  157
                Board Practices.............................................  158
                Share Ownership.............................................  158
                Employees...................................................  158
                Options to Purchase Securities..............................  159
ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........  161
                Major Shareholders..........................................  161
                Related Party Transactions..................................  162

ITEM                                                                          PAGE
----                                                                          ----
ITEM 8.         FINANCIAL INFORMATION.......................................  167
                Consolidated Statements and Other Financial Information.....  167
                Legal Proceedings...........................................  167
                Dividend Policy.............................................  169
                Significant Changes.........................................  169
ITEM 9.         THE OFFER AND LISTING.......................................  170
                Trading Markets.............................................  170
                Market Price Information....................................  170
ITEM 10.        ADDITIONAL INFORMATION......................................  173
                Objects and Purposes........................................  173
                Share Capital...............................................  173
                Material Contracts..........................................  174
                Exchange Controls...........................................  174
                Taxation....................................................  175
                Documents on Display........................................  180
ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                RISK........................................................  181
                Risk Management Organization................................  181
                Market Risk Measurement.....................................  186
                Allianz Group Market Risk Exposure Estimates................  187
                Other Risk Management.......................................  190
ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......  193
ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............  194
ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
                USE OF PROCEEDS.............................................  194
ITEM 15.        [RESERVED]..................................................  194
ITEM 16.        [RESERVED]..................................................  194
ITEM 17.        FINANCIAL STATEMENTS........................................  195
ITEM 18.        FINANCIAL STATEMENTS........................................  195
ITEM 19.        EXHIBITS....................................................  195
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES....................  F-1

                PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Unless otherwise indicated, when we use the term "consolidated financial statements," we are referring to the consolidated financial statements (including the related notes) of Allianz Aktiengesellschaft (or Allianz AG, and together with its consolidated subsidiaries, the Allianz Group) as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, which have been audited by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprufungsgesellschaft. The consolidated financial statements have been prepared in accordance with International Accounting Standards (or IAS), which differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). For a discussion of significant differences between IAS and U.S. GAAP, you should read
Note 45 to the consolidated financial statements. All 1999, 1998 and 1997 balances have been restated to reflect the retroactive consolidation of certain investment funds in accordance with IAS Standing Interpretations Committee (or
SIC) 12. Certain information in the notes to our consolidated financial statements has been amended on the basis of more recently available information and accordingly differs in certain respects from the information presented in the notes to our German annual report for fiscal 2001. Note 45 to our consolidated financial statements includes a restatement of previous U.S. GAAP reconciling items for the year ended December 31, 2000. In addition, the amounts set forth in some of the tables may not add up to the total amounts given in those tables due to rounding.

     References herein to "DM" are to Deutsche marks, references to "$" and "U.S. dollars" are to United States dollars and references to "E" and "euro" are to the euro, the single currency established for participants in the third stage of the European Economic and Monetary Union (or EMU), commencing January 1, 1999. We refer to the countries participating in the third stage of the EMU as the "euro zone."

     Prior to December 31, 1998, we prepared and reported our consolidated financial statements in DM. With the introduction of the euro on January 1, 1999, we have adopted the euro as our reporting currency. Accordingly, our DM consolidated financial statements for 1998 have been restated into euro using the official fixed conversion rate of E1.00 = DM1.95583. Our 1998 restated euro financial statements depict the same trends as would have been presented if the financial statements had been continued to be presented in DM. However, the consolidated financial statements will not be comparable to the euro financial statements of other companies that previously reported their financial information in a currency other than DM.

     For convenience only (except where noted otherwise), some of the euro figures have been translated into U.S. dollars at the rate of $0.9442 = E1.00, the noon buying rate in New York for cable transfers in euros certified by the Federal Reserve Bank of New York for customs purposes on June 17, 2002. These translations do not mean that the euro amounts actually represent those U.S. dollar amounts or could be converted into U.S. dollars at those rates. See "Key Information -- Exchange Rate Information" for information concerning the noon buying rates for the DM and the euro from January 1, 1997 through June 17, 2002.

     Unless otherwise indicated, when we use the terms "gross premiums," "gross premiums written" and "gross written premiums," we are referring to premiums (whether or not earned) for insurance policies written during a specific period, without deduction for premiums ceded to reinsurers, and when we use the terms "net premiums," "net premiums written" and "net written premiums," we are referring to premiums (whether or not earned) for insurance policies written during a specified period, after deduction for premiums ceded to reinsurers.

     Unless otherwise indicated, we have obtained data regarding the relative size of various national insurance markets from annual reports prepared by SIGMA, an independent organization which publishes market research data on the insurance industry. In addition, unless otherwise indicated, insurance market share data are based on gross premiums written. Data on market share within particular countries is based on our own internal estimates.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This annual report includes "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These include statements under "Information on the Company and Operating and Financial Review and Prospects," "Quantitative and Qualitative Disclosures About Market Risk" and elsewhere in this annual report relating to, among other things, our future financial performance, plans and expectations regarding developments in our business, growth and profitability, and general industry and business conditions applicable to the Allianz Group. These forward-looking statements can generally be identified by terminology such as "may," "will," "should," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or other similar terminology. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements or those of our industry to be materially different from or worse than those expressed or implied by these forward-looking statements. These factors include, without limitation:

     - general economic conditions, including in particular economic conditions in our core business and core markets;

     - performance of financial markets, including emerging markets;

     - the frequency and severity of insured loss events;

     - mortality and morbidity levels and trends;

     - persistency levels;

     - interest rate levels;

     - currency exchange rates, including the euro/U.S. dollar exchange rate;

     - changing levels of competition;

     - changes in laws and regulations, including monetary convergence and the European Monetary Union;

     - changes in the policies of central banks and/or foreign governments;

     - the impact of our acquisition of Dresdner Bank AG, including related integration and restructuring issues; and

     - general competitive factors, in each case on a local, regional, national and/or global basis.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below are derived from our consolidated financial statements, which have been audited by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprufungsgesellschaft.

     We prepare our consolidated financial statements in accordance with IAS, which differ in certain significant respects from U.S. GAAP. For a description of the significant differences between IAS and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP, you should read
Note 45 to the consolidated financial statements.

     You should read the information below in conjunction with our consolidated financial statements and the other financial information we have included elsewhere in this annual report.

                                               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------
                                     2001(1)    2001      2000     1999(2)   1998(2)   1997(2)
                                     -------   -------   -------   -------   -------   -------
                                        $         E         E         E         E         E
                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
IAS CONSOLIDATED INCOME STATEMENT
  DATA
Gross premiums written(3)
  Property-Casualty................   39,786    42,137    38,382    36,027    30,868    25,255
  Life/Health......................   19,021    20,145    20,239    18,473    15,882    14,009
  Consolidation adjustments(4).....     (655)     (694)     (736)     (693)     (543)     (622)
                                     -------   -------   -------   -------   -------   -------
     Total.........................   58,152    61,588    57,885    53,807    46,207    38,642
Premiums earned (net)..............   49,802    52,745    49,907    46,182    39,781    33,212
Total income
  Property-Casualty................   46,169    48,897    45,197    42,079    35,687    27,636
  Life/Health......................   32,278    34,186    37,251    32,723    27,319    21,182
  Banking Operations...............   12,124    12,841     1,722     1,795     1,266       123
  Asset Management Operations......    2,585     2,738     1,722       693       754       441
  Consolidation adjustments(4).....   (2,554)   (2,705)   (2,103)   (1,471)   (1,519)   (1,195)
                                     -------   -------   -------   -------   -------   -------
     Total.........................   90,602    95,957    83,789    75,819    63,507    48,187
Net income.........................    1,532     1,623     3,460     2,317     2,177     1,706
Earnings per share.................     6.29      6.66     14.10      9.46      8.97      7.30
Earnings per share, diluted........     6.29      6.66     14.10      9.46      8.97      7.24
U.S. GAAP CONSOLIDATED INCOME
  STATEMENT DATA
Net income.........................    4,045     4,284     6,531(5)   2,869    2,185       N/A
Net income per share...............    17.90     18.96     28.90(5)   11.70     9.01       N/A

                                               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------
                                     2001(1)    2001      2000     1999(2)   1998(2)   1997(2)
                                     -------   -------   -------   -------   -------   -------
                                        $         E         E         E         E         E
                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
IAS CONSOLIDATED BALANCE SHEET DATA
Total investments(6)...............  764,453   809,630   350,895   331,700   300,868   208,281
Total assets.......................  890,310   942,925   439,995   410,690   365,575   257,367
Total insurance reserves...........  282,799   299,512   284,824   268,064   237,663   174,044
Total liabilities..................  860,413   911,261   404,392   381,014   340,508   238,016
Issued capital and capital
  reserves.........................   13,945    14,769     7,994     7,811     7,721     5,717
Shareholders' equity...............   29,897    31,664    35,603    29,676    25,066    19,351
Shareholders' equity per share.....      124       131       145       121       103        83
Weighted average number of shares
  outstanding
  Basic............................    243.6     243.6     245.4     245.0     242.5     233.8
  Diluted..........................    243.6     243.6     245.4     245.0     242.5     235.8
U.S. GAAP CONSOLIDATED BALANCE
  SHEET DATA
Shareholders' equity...............   29,937    31,706    35,113(5)  30,003   25,457       N/A
Shareholders' equity per share.....      132       140       155(5)     122      104       N/A
OTHER FINANCIAL AND OPERATING DATA
Combined ratio (for the period)....   108.8%    108.8%    104.9%    104.5%    100.8%     99.4%
Earnings per share, adjusted for
  special items(7).................      N/A       N/A      9.72      8.58       N/A       N/A
Third-party assets.................  585,836   620,458   336,424    29,506    22,548    17,587
Market capitalization..............   60,576    64,156    97,813    81,920    77,513    54,752

---------------
(1) Dividend amounts given in euros have been translated for convenience only into U.S. dollars at the rate of $0.9442 = E1.00, the noon buying rate in New York for cable transfers in euros certified by the Federal Reserve Bank of New York for customs purposes on June 17, 2002. See "Presentation of Financial and Other Information."

(2) All 1998 and 1997 balances have been restated from Deutsche marks into euros using the official fixed conversion rate. See "Presentation of Financial and Other Information" and Note 3 to the consolidated financial statements.

(3) In some countries, health insurance operations are reflected in either or both of the property-casualty and life/health segments in accordance with local practice and regulatory considerations.

(4) Represents the elimination of intercompany transactions between Group companies in different segments.

(5) See Note 45 to our consolidated financial statements for a discussion of our restatement of previous U.S. GAAP reconciling items.

(6) Includes separate account assets. For additional information on investments, see "Information on the Company and Operating and Financial Review and Prospects -- Asset Management Operations."

(7) For 2000 and 1999, adjusted to exclude special non-recurring income items. See "Information on the Company and Operating and Financial Review and Prospects -- Special Income Adjustments."

                                   DIVIDENDS

     The following table sets forth the annual dividends paid per ordinary share and American Depositary Share (or ADS) equivalent for 1997 through 2001. The table does not reflect the related tax credits available to German taxpayers. See "Additional Information -- Taxation -- German Taxation -- Taxation of Dividends."

                                                                DIVIDEND      DIVIDEND PAID
                                                              PER ORDINARY       PER ADS
                                                                  SHARE        EQUIVALENT
                                                              -------------   -------------
                                                              E(1)    $(2)    E(1)    $(2)
1997(3).....................................................  0.97    0.92    0.097   0.092
1998........................................................  1.12    1.06    0.112   0.106
1999........................................................  1.25    1.18    0.125   0.118
2000........................................................  1.50    1.42    0.150   0.142
2001........................................................  1.50    1.42    0.150   0.142

---------------
(1) Dividends for 1997 were declared in Deutsche marks. The Deutsche mark dividend amounts have been converted into euros at the rate of DM1.95583 = E1.00, the rate of exchange fixed as of January 1, 1999.

(2) Dividend amounts given in euros have been translated for convenience only into U.S. dollars at the rate of $0.9442 = E1.00, the noon buying rate in New York for cable transfers in euros certified by the Federal Reserve Bank of New York for customs purposes on June 17, 2002. See "Presentation of Financial and Other Information."

(3) Adjusted to reflect a stock split in 1997.

     Although the ability to pay future dividends will depend upon our future earnings, financial condition (including our cash needs), prospects and other factors, we do not presently anticipate any changes to our current dividend policy. However, you should not assume that any dividends will actually be paid or make any assumptions about the amount of dividends which will be paid in any given year.

                           EXCHANGE RATE INFORMATION

     Germany is a member of the European Community. Pursuant to the Maastricht Treaty to which Germany and other members of the European Community are signatories, the euro is legal tender in those member states of the EMU that satisfied the convergence criteria set forth in the Maastricht Treaty, including Germany. The euro replaced the Deutsche mark as the official currency of Germany on January 1, 1999, after which the Deutsche mark continued to exist solely as a subdivision of the euro. The Deutsche mark ceased to be legal tender in the Federal Republic of Germany on January 1, 2002. The conversion rate between the Deutsche mark and the euro in the period between January 1, 1999 and January 1, 2002 was fixed by the Council of the European Union at DM1.95583 = E1.00.

     As of January 1, 1999, we declare all dividends in euros. As a result, euro/U.S. dollar exchange rate fluctuations will affect the U.S. dollar equivalent of any cash dividend received by holders of ordinary shares or ADSs.

     The table below sets forth, for the periods indicated, information concerning the noon buying rates for the euro expressed in U.S. dollars per E1.00. No representation is made that the euro or U.S. dollar amounts referred to herein could be or could have been converted into U.S. dollars or euros, as the case may be, at any particular rate or at all.

     Since the euro did not exist prior to January 1, 1999, we cannot present actual exchange rates between the euro and the U.S. dollar for earlier periods in our consolidated financial statements and in the other financial information discussed in this annual report. To enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the high, low, average and period-end exchange rates of U.S. dollars per euro for the periods shown. For all periods prior to the creation of the euro on January 1, 1999, this information has been calculated using the noon buying rates for the Deutsche mark per $1.00 for each period, as translated into euro at the official fixed rate of DM1.95583 = E1.00.

                                                                           PERIOD     PERIOD
                                                        HIGH     LOW     AVERAGE(1)    END
                                                        ----     ---     ----------   ------
                                                                   ($ PER E1.00)
1997.................................................  1.2689   1.0398     1.1244     1.0871
1998.................................................  1.2178   1.0548     1.1120     1.1733
1999.................................................  1.1812   1.0016     1.0588     1.0070
2000.................................................  1.0335   0.8270     0.9207     0.9388
2001.................................................  0.9535   0.8370     0.8909     0.8901
  December...........................................  0.9044   0.8773     0.8899     0.8901
2002
  January............................................  0.9031   0.8594     0.8812     0.8594
  February...........................................  0.8778   0.8613     0.8636     0.8658
  March..............................................  0.8836   0.8652     0.8684     0.8717
  April..............................................  0.9028   0.8750     0.8904     0.9002
  May................................................  0.9373   0.9022     0.9200     0.9339
  June (until June 17, 2002).........................  0.9473   0.9390     0.9432     0.9442

---------------
(1) Computed using the average of the noon buying rates for Deutsche marks or euros on the last business day of each month during the relevant annual period or on the first and last business days of each month during the relevant monthly period.

     On June 17, 2002, the noon buying rate for the euro was $0.9442.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The occurrence of any of the following events could adversely affect our business. If these events occur, the trading price of Allianz AG's ADSs could decline. Additional risks not currently known to us or that we now deem immaterial may also adversely affect our business and your investment.

CHANGES IN PREVAILING INTEREST RATES AND OTHER MARKET FACTORS MAY ADVERSELY AFFECT OUR INSURANCE AND BANKING RESULTS

     Our insurance investment portfolio, excluding separate accounts, consists primarily of fixed income securities, which represented approximately 59.8% of our insurance investments at December 31, 2001. We also have a significant equity portfolio, which represented approximately 26.5% of our insurance investments at December 31, 2001. Our banking investment portfolio consists primarily of loans (approximately 57.3%) and fixed-income securities (approximately 33.0%).

     Changes in prevailing interest rates (including changes in the difference between the levels of prevailing short-term and long-term interest rates) may adversely affect our insurance, banking and asset management results. Over the past several years, movements in both short-and long-term interest rates have affected the level and timing of recognition of gains and losses on securities held in our various investment portfolios. Our investment portfolios are heavily weighted toward euro-denominated fixed-income investments. Accordingly, interest rate movements in the euro zone will significantly affect the value of our investment portfolios. As our investment portfolio is also characterized by large equity stakes in a number of major German companies, including Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft in Munchen (or Munich Re, and together with its subsidiaries, Munich Re Group) and Beiersdorf AG, as well as significant equity holdings in France and Italy, fluctuations in equity markets will impact the market value and liquidity of these holdings. See "Information on the Company and Operating and Financial Review and Prospects -- Factors Affecting Results of Operations -- Investment Related Factors."

     In addition, the results of our banking operations are affected by our management of interest rate sensitivity. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. The composition of our banking assets and liabilities, and any gap position resulting from that composition, causes our banking operations' net income to vary with changes in interest rates. Variations in interest rate sensitivity may also exist within the repricing periods or between the different currencies in which we hold interest rate positions. A mismatch of interest-earning assets and interest-bearing liabilities in any given period may, in the event of changes in interest rates, have a material effect on the financial condition or results of operations of our banking business. For additional information, see "Information on the Company and Operating and Financial Review and Prospects -- Selected Statistical Information Relating to Our Banking Operations."

     In addition to interest rates, activity in the capital markets generally also significantly affects our banking, securities trading and brokerage activities, which tends to make those activities more volatile than other parts of our business.

     In addition, in our banking business, economic and other developments affecting borrowers may lead to the need for increased loan loss allowances in our loan portfolio, which may in turn adversely impact our results of operations. See "Information on the Company and Operating and Financial Review and Prospects -- Selected Statistical Information Relating to Our Banking Operations -- Risk Elements."

WE OPERATE IN HIGHLY COMPETITIVE INDUSTRIES, INCLUDING IN OUR HOME MARKET

     There is substantial competition in Germany and the other countries in which we do business for the types of insurance, banking, asset management and other products and services that we provide. Such competition is most pronounced in our more mature markets of Germany, France, Italy and the United States. In recent years, however, competition in emerging markets has also increased as large insurance and other financial services participants from more developed countries have sought to establish themselves in markets that are perceived to offer higher growth potential, and as local institutions have become more sophisticated and have sought alliances, mergers or strategic relationships with our competitors.

     In Germany, which is our largest market for our insurance and banking operations, there is intense competition for virtually all of our products and services. In addition, the German insurance and banking markets are mature ones and ones in which we already have significant market shares in most lines of business.

     Increasing competition in these markets could have a negative effect on our financial performance if we are unable to match the products and services offered by our competitors.

CHANGES IN TAX LEGISLATION COULD ADVERSELY AFFECT OUR LIFE INSURANCE BUSINESS

     Under current German tax regulations, payments received at the maturity of a life insurance policy on which premiums have been paid for at least 12 years are not taxable, and the life insurance premiums are deductible from the insured's income in the year paid, subject to certain limitations. In recent years, the German legislature has from time to time proposed legislation that would reduce the tax-favored treatment of both premiums and benefit payouts for these life insurance policies. The enactment of legislation reducing the tax benefit associated with our German life insurance products could significantly reduce the attractiveness of life insurance as an investment in Germany. Because our German life/health business accounts for a significant portion of our net income (5.5% in 2001), the enactment of any such legislation could adversely affect our financial results. Similar considerations apply to certain of our life insurance subsidiaries in other jurisdictions. In the event any such proposals were to be enacted, we would expect to develop new products that utilize any remaining tax advantages, but we cannot guarantee that we would be able to do so successfully.

     In addition, from time to time, proposals have been made to repeal the provisions of the recently enacted German Tax Reform discussed below under "Additional Information -- Taxation -- German Taxation" that exempted from German tax certain capital gains on the disposal of corporate shareholdings. In the event such proposals were to be enacted into law, our ability to dispose of our shareholdings profitably might be significantly affected.

OUR FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY THE OCCURRENCE OF
CATASTROPHES

     Portions of our property and casualty insurance cover losses from unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, fires, industrial explosions, freezes, riots, floods, terrorist attacks (such as the September 11, 2001 attack on the World Trade Center in the United States) and other man-made or natural disasters. While we monitor our overall exposure to catastrophic events in each geographic region, each of our subsidiaries independently determines its own underwriting limits related to insurance coverage for losses from catastrophic events. As a result, although we generally seek to reduce our exposure to these events through the purchase of reinsurance, claims or catastrophes could have a significant adverse effect on our operating results and financial condition. In addition, if catastrophes affecting properties insured by us occur with greater frequency or severity than has historically been the case, related claims could have a greater adverse effect on our financial performance than in previous years.

     Catastrophes and other unpredictable events such as the terrorist attack of September 11, 2001 can also lead to an abrupt interruption of our operations, which can cause substantial losses. Such losses can relate to property, financial assets, trading positions and also to key employees. If our business continuity plans do not address such events or cannot be implemented under the circumstances, such losses may increase.

BECAUSE MANY OF OUR SUBSIDIARIES OPERATE IN A CURRENCY OTHER THAN EUROS, ADVERSE CHANGES IN FOREIGN EXCHANGE RATES RELATIVE TO THE EURO COULD ADVERSELY AFFECT OUR REPORTED EARNINGS AND CASH FLOW

     Prior to January 1, 1998, our financial statements were published in Deutsche marks. Between January 1, 1998 and January 1, 1999, our financial statements were published in Deutsche marks with euro conversions. Since January 1, 1999, our financial statements have been prepared exclusively in euros. However, a significant portion of our revenues and expenses from our subsidiaries outside the euro zone, including in the United States, Switzerland and the United Kingdom, originates in currencies other than the euro, and we expect this to be increasingly true as we expand our business into growing non-euro zone markets. For the year ended December 31, 2001, approximately 30.4% of our gross premiums written originated in currencies other than euros. As a result, while the revenues and expenses of any particular non-euro zone subsidiary within the Allianz Group are generally recorded in the same currency, changes in the exchange rates used to translate foreign currencies into euros may adversely affect our reported results. In addition, our obligations and our dividends are generally payable in euros. As a result, adverse changes in exchange rates used to translate the currencies in which our non-euro zone subsidiaries pay us dividends may adversely affect the cash flow available to us to pay dividends and other obligations. We do not generally engage in hedging transactions to reduce our exposure to foreign exchange risk.

ITEMS 4. - 5.  INFORMATION ON THE COMPANY AND OPERATING AND FINANCIAL REVIEW
               AND PROSPECTS

     You should read the following discussion in conjunction with our consolidated financial statements. We prepare our consolidated financial statements in accordance with IAS, which differ in certain significant respects from U.S. GAAP. For a description of the significant differences between IAS and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP, you should read Note 45 to the consolidated financial statements. Unless otherwise indicated, the financial information we have included in this annual report is presented on a consolidated basis under IAS.

                                  INTRODUCTION

     Allianz AG is a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act. It was incorporated as Allianz Versicherungs-Aktiengesellschaft in Berlin, Germany on February 5, 1890. It is registered in the Commercial Register in Munich, Germany under the entry number HR B 7158. Our registered office is located at Koniginstrasse 28, 80802 Munich, Germany, telephone (49)(89) 3800-0. Allianz AG is the ultimate parent company of the Allianz Group.

     The Allianz Group is one of the world's leading financial services providers, offering insurance, banking and asset management products and services through property-casualty, life/health, banking and asset management business segments. We are the largest insurance group in the world based on gross premiums written in 2001. We are the leading German property-casualty and life/health insurance company, with estimated market shares of approximately 18.7% and 14.4%, respectively, based on gross premiums written in 2001. We also have leading market positions in a number of other countries, including France, Italy, the United Kingdom, Switzerland and Spain. We are the largest German financial institution, based on market capitalization at December 31, 2001. We believe that we are well capitalized relative to our competitors. We have a rating of A++ from A.M. Best, its highest rating, and AA+ from Standard & Poor's. Our investment portfolio includes a number of significant equity participations, primarily in major German companies, including both financial institutions and industrial enterprises.

     We were founded in 1890 in Berlin, Germany, and since that time we have become the largest German insurer. Through our international expansion strategy, we have sought to bring into the Allianz Group companies that are well-positioned in their domestic markets and that have leading positions in particular business lines and attractive earnings prospects. In the last several years, our non-German insurance business has grown substantially in importance. Gross premiums written by our non-German business represent approximately 62.0% of our total gross premiums written. We now operate in more than 70 countries worldwide and have leading market positions in many of them.

     In 1998, building on over a century's experience in managing our extensive insurance investment portfolio, we established financial services as our third core business segment. In 2001, following our acquisition of Dresdner Bank AG (or Dresdner Bank), we reorganized our financial services segment into separate asset management and banking segments. In our asset management segment, the acquisitions of Dresdner Bank on July 23, 2001 and Nicholas-Applegate Capital Management (or Nicholas-Applegate) on January 31, 2001 increased our third-party assets under management by E228 billion and E36 billion, respectively, as of the respective dates of the acquisitions and made us the second-largest asset manager in the world. In our banking segment, which is now our fourth core business segment, our acquisition of Dresdner Bank made us the third-largest bank in Germany and the eleventh-largest bank in

Europe and provided us with significant new bank distribution channels for our property-casualty, life/health and asset management products and services.

     Our German property-casualty and life/health insurance businesses are managed by subsidiaries located primarily in Munich and Stuttgart. Our non-German insurance businesses are locally managed, generally through "flagship subsidiary" operations located in France, Italy, the United Kingdom, Switzerland, Spain and the United States, which are our largest non-German markets. In contrast, each of our specialty lines of credit insurance and travel and assistance insurance is managed and operates on a global basis. Our asset management segment also operates on a worldwide basis, with key management centers in Munich, Hong Kong, Paris, Milan, Westport, Connecticut, and San Diego and Newport Beach, California. Our banking segment operates through the approximately 1,150 German and non-German branch offices of Dresdner Bank and various subsidiaries, with significant operations in Germany, the United Kingdom, other European countries and the United States. For a listing of our significant subsidiaries, see Note 46 to our consolidated financial statements.

     Our strategy is to achieve profitable growth across our four business segments for the benefit of our shareholders, policyholders and employees. We believe that our size, financial strength and worldwide reach are key competitive strengths which will permit us to participate in the ongoing consolidation of the financial services industry and maintain our position as an industry leader. We offer our products through multiple distribution channels including agents and brokers and, in many markets, bancassurance and e-commerce. In our mature markets of Germany, the rest of western Europe and the United States, we believe demographic trends will particularly favor our life/health and asset management businesses in the coming years. We intend to capitalize on cross-selling opportunities between our banking and pension provision businesses for corporate customers and to take advantage of additional potential synergies between our life/health, asset management and banking operations. We also intend to continue to expand in the emerging markets of Asia, eastern Europe and South America. We actively review potential acquisitions and strategic alliances to complement our existing businesses worldwide.

     The acquisition and integration of Dresdner Bank follows our decision to enlarge the Allianz Group's scope of activities and to reorient the company accordingly. With this strategic move, we anticipate future market developments, positioning ourselves at an early stage as an integrated financial services provider. We believe this will enable us to shape this growth market and continue our profitable growth.

     Our strategic objectives and our priorities reflect our commitment to making full use of the tremendous business opportunities brought about by the ongoing transformation of our markets. In this process, we are guided by the following five long-term business principles:

     - We believe that we can best serve our shareholders by giving priority to our clients.

     - We realize that our continued success is based on our reputation, our acceptance by society and our ability to attract and retain the best people.

     - We foster the entrepreneurial spirit of our local group companies while providing the leverage of a global institution.

     - We recognize that a sustainable performance requires primary focus on operational excellence and organic growth, supported by profitable acquisitions.

     - We aim to be among the top five competitors in the markets in which we choose to participate.

These principles lead us to the five strategic priorities listed below. They reflect a new strategic vision of the changing realities in the international financial services market: we see ourselves as a global financial services provider with activities in insurance, banking and asset management.

     Our five strategic priorities are:

     - optimizing the Economic Value Added (EVA) of our Group, based on risk-adequate capital requirements and sustainable growth targets;

     - exploiting high-growth market opportunities by leveraging our traditional risk management expertise;

     - strengthening our leading position in life and health insurance and in asset management, especially in private and corporate retirement insurance plans;

     - increasing our asset gathering capabilities by building customer specific, multichannel distribution platforms; and

     - expanding our investments and capital market expertise.

     We are convinced that these principles and priorities will serve as a suitable compass to guide us in our efforts to cope with and fully exploit future changes in market conditions to the benefit of our clients, shareholders and employees.

     At December 31, 2001, we employed 179,946 persons in our insurance, banking and asset management businesses worldwide, of whom 92,357 were based outside Germany. Through interdisciplinary and multi-jurisdictional training and advancement programs, we seek to develop and promote a corporate culture that emphasizes technical expertise, dedication to client service and an international outlook.

     Our headquarters are located in Munich, Germany. In addition, we have subsidiary, branch, representative and similar offices worldwide. We own substantially all of the land and buildings which are used in the normal course of our business in Europe and lease office space in various locations throughout the world. We also have part of our investment portfolio invested in land and buildings. We believe that our facilities are adequate for our present needs in all material respects.

     The following table shows the relative contributions of our property-casualty, life/health, banking and asset management segments and related geographic and other sub-segments to our gross premiums written, total income and net income in 2001, 2000 and 1999. The table also shows the impact of consolidation adjustments, amortization of goodwill and minority interests. Consistent with our general practice, gross premiums written and total income by geographic region are presented before consolidation adjustments representing the elimination of transactions between Group companies in different geographic regions and different segments, and net income by geographic region is presented before those consolidation adjustments, amortization of goodwill and minority interests.

                                                                        YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------------------------------------
                                                   2001                           2000                           1999
                                       ----------------------------   ----------------------------   ----------------------------
                                         GROSS                          GROSS                          GROSS
                                        PREMIUMS    TOTAL     NET      PREMIUMS    TOTAL     NET      PREMIUMS    TOTAL     NET
                                       WRITTEN(1)   INCOME   INCOME   WRITTEN(1)   INCOME   INCOME   WRITTEN(1)   INCOME   INCOME
                                       ----------   ------   ------   ----------   ------   ------   ----------   ------   ------
                                                                            (E IN MILLIONS)
Property-Casualty
 Germany.............................    12,644     18,382    3,773     11,948     16,966   3,320      11,437     15,977   1,898
 Rest of Europe......................    19,606     20,680      848     17,302     20,011   1,285      16,315     18,438     790
 NAFTA...............................     6,822      6,837   (1,030)     6,300      5,866     (86)      5,384      5,367     310
 Rest of World.......................     2,401      1,787       39      1,886      1,630       5       1,559      1,315     (98)
 Specialty Lines.....................     2,321      2,303       94      2,267      2,036     227       2,115      1,871     161
 Consolidation adjustments(2)........    (1,657)    (1,092)    (265)    (1,321)    (1,312)   (570)       (783)      (889)   (183)
                                         ------     ------   ------     ------     ------   -----      ------     ------   -----
     Subtotal........................    42,137     48,897    3,459     38,382     45,197   4,181      36,027     42,079   2,878
 Amortization of goodwill............        --         --     (349)        --         --    (277)         --         --    (388)
 Minority interests..................        --         --     (746)        --         --    (642)         --         --    (475)
                                         ------     ------   ------     ------     ------   -----      ------     ------   -----
   Total Property-Casualty...........    42,137     48,897    2,364     38,382     45,197   3,262      36,027     42,079   2,015
Life/Health
 Germany.............................    11,660     19,809      127     11,681     21,662     583      11,429     19,388     293
 Rest of Europe......................     5,486     10,524      381      5,751     11,866     910       4,930     10,908     665
 Rest of World.......................     3,010      3,856      (49)     2,818      3,724     (71)      2,047      2,354      31
 Consolidation adjustments(2)........       (11)        (3)      --        (11)        (1)     (2)         67         73      (2)
                                         ------     ------   ------     ------     ------   -----      ------     ------   -----
   Subtotal..........................    20,145     34,186      459     20,239     37,251   1,420      18,473     32,723     987
 Amortization of goodwill............        --         --     (146)        --         --    (137)         --         --    (104)
 Minority interests..................        --         --      (84)        --         --    (658)         --         --    (491)
                                         ------     ------   ------     ------     ------   -----      ------     ------   -----
   Total Life/Health.................    20,145     34,186      229     20,239     37,251     625      18,473     32,723     392
Banking(3)
 Operations..........................        --     12,841      303         --      1,722     183          --      1,795      48
 Amortization of goodwill............        --         --      (70)        --         --       8          --         --       7
 Minority interests..................        --         --     (453)        --         --     (90)         --         --     (25)
                                         ------     ------   ------     ------     ------   -----      ------     ------   -----
   Total Banking.....................        --     12,841     (220)        --      1,722     101          --      1,795      30
Asset Management(3)
 Operations..........................        --      2,738       77         --      1,722     138          --        693      52
 Amortization of goodwill............        --         --     (243)        --         --     (89)         --         --      --
 Minority interests..................        --         --     (182)        --         --    (136)         --         --     (29)
                                         ------     ------   ------     ------     ------   -----      ------     ------   -----
     Total Asset Management..........        --      2,738     (348)        --      1,722     (87)         --        693      23
                                         ------     ------   ------     ------     ------   -----      ------     ------   -----
Subtotal.............................        --     98,662    2,025     58,621     85,892   3,901      54,500     77,290   2,460
Consolidation adjustments(4).........      (694)    (2,705)    (402)      (736)    (2,103)   (441)       (693)    (1,471)   (143)
                                         ------     ------   ------     ------     ------   -----      ------     ------   -----
Total................................    61,588     95,957    1,623     57,885     83,789   3,460      53,807     75,819   2,317
                                         ======     ======   ======     ======     ======   =====      ======     ======   =====

---------------

(1) Represents premiums written for both direct business and reinsurance assumed between Group companies in different countries and segments, as well as from third parties. Our gross premiums written in respect of reinsurance assumed from Group companies are eliminated in consolidation.

(2) Represents elimination of intercompany transactions between Group companies in different geographic regions.

(3) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

(4) Represents elimination of intercompany transactions between Group companies in different segments.

                    FACTORS AFFECTING RESULTS OF OPERATIONS

     Our results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, insurance industry cycles (particularly with respect to property-casualty insurance) and fluctuations in interest rates. We believe that the impact of these factors will continue to affect our results of operations. For the year ended December 31, 2001, approximately 38.0% of our gross premiums were derived from our German operations. Our German net income includes investment income and realized capital gains on the substantial equity portfolio held at Allianz AG, which is part of our German property-casualty segment. As a result, economic, demographic and market developments in Germany have materially impacted and can be expected to continue to materially impact our results. In addition, fluctuations in exchange rates in non-euro zone countries in which we do business affect our euro-denominated reported results. See "-- Exchange Rates."

GENERAL MARKET CONDITIONS

     Property-Casualty. Conditions in the property-casualty insurance markets in which we operate are generally characterized by periods of price competition, fluctuations in underwriting results and the occurrence of unpredictable weather-related and other catastrophe losses. In recent years, the commercial and industrial property-casualty markets in which we operate have also been characterized by generally lower customer demand and a growing trend towards higher retention levels and the use of self-insurance mechanisms by insureds. During this same period in Europe, our automobile insurance business lines have been characterized by increased competition and generally falling rates, although we have succeeded in achieving rate increases in several of our primary markets in 2001. In late 2001 and early 2002, there were indications that rates had begun to stabilize in the commercial and industrial and several other of our main property-casualty insurance lines.

     In addition, the underwriting results of our property-casualty operations are significantly influenced by estimates of property-casualty loss reserves, which are an accumulation of the estimated amounts necessary to settle all outstanding claims as of a particular reporting date. In recent years, our U.S. property-casualty loss reserves have shown cumulative deficiencies, primarily as a result of claims related to environmental and asbestos exposures. As our most significant equity investee is Munich Re, the world's largest reinsurer, to the extent loss reserve development (favorable or unfavorable) impacts Munich Re's results, it will be reflected in our results on an equity basis. In recent years, we understand from publicly available information concerning Munich Re that Munich Re has had high catastrophe losses, most recently from the terrorist attack of September 11, 2001, but also in 1999 in connection with environmental and asbestos-related claims at its American Re subsidiary, and that it continued in 2001 to strengthen reserves for earlier claims years in the United States. Following the terrorist attack of September 11, 2001, A.M. Best reaffirmed its A ++ rating for the Munich Re Group. Any significant further reserve strengthening at Munich Re could, however, adversely impact Munich Re's results, and reduce our pro rata share thereof accordingly. See "-- Property-Casualty Insurance Reserves" for a discussion of our property-casualty reserves on a consolidated Group basis under IAS, and on an individual country basis under local accounting rules.

     Life/Health. Demographic studies suggest that over the next decade there will be growth in our principal life insurance markets of Germany, France, Italy and the rest of Europe and the United States in the number of individuals who enter the age group that we believe is most likely to purchase retirement-oriented life insurance products. In addition, in a number of our European markets, including Germany, retirement, medical and other social benefits previously provided by the government have been or are expected to be curtailed in the coming years. We believe that these trends will increase opportunities for private sector providers of life insurance, health, pension and other social benefits-related insurance products. We believe that our distribution networks, the quality and diversity of our products and our investment management expertise in each of these markets position us to benefit from such developments.

     Banking. Conditions in the banking market in which we operate, particularly in Europe, are generally characterized by intense competition and low profit margins. In 2001, the downturn in global equity markets, declining transaction volumes and increasing levels of default by both corporate and individual borrowers combined to make the year a difficult one for our banking segment. The terrorist attack of September 11, 2001 exacerbated these economic and market difficulties. Nonetheless, the sale of life insurance and retirement savings products through our bank branches increased in 2001, particularly in our core markets of Germany, Italy and France. We believe that bancassurance will be an increasingly important distribution channel for all of our business segments in the years to come.

     Asset Management. Prior to 2001, our asset management segment had generally benefited from favorable market conditions, including falling interest rates and generally strong capital markets conditions in Europe and the United States, marked by intermittent periods of extreme volatility. In 2001, the downturn in the global equity markets, together with the terrorist attack of September 11, 2001, had a significant negative impact on our asset management operations, resulting in widespread price declines in equity securities and transaction volumes and increased uncertainty on the part of many third-party investors. We cannot predict how long the downturn in the capital markets will last or what its long-term effect on investor confidence will be. While the assets under management in our asset management segment include a significant amount of funds related to affiliated Allianz Group insurance operations, a growing portion of our assets under management, particularly following our acquisitions of the PIMCO Group (or PIMCO) in May 2000, Nicholas-Applegate in January 2001 and Dresdner Bank in July 2001, represents third-party funds. These funds are subject to withdrawal in the event our investment performance is not competitive with other asset management firms. As a result, fee income from the asset management business might decline if the level of our third-party assets under management were to decline due to investment performance or otherwise. Results of our asset management activities may also be affected by share prices, share valuation and market volatility.

INVESTMENT RELATED FACTORS

     Our insurance investment portfolio, excluding separate accounts, consists primarily of fixed income securities, which represented approximately 59.8% of our insurance investments at December 31, 2001. We also have a significant equity portfolio, which represented approximately 26.5% of our insurance investments at December 31, 2001. Our banking investment portfolio consists primarily of loans (approximately 57.3%) and fixed-income securities (approximately 33.0%). For a discussion of the investment portfolios of our banking operations, see "-- Selected Statistical Information Relating to Our Banking Operations."

     Changes in prevailing interest rates (including changes in the difference between the levels of prevailing short-term and long-term rates) can affect our insurance, banking and asset management results. Over the past several years, movements in both short- and long-term interest rates have affected the level and timing of recognition of gains and losses on securities held in our various investment portfolios. Our investment portfolios are heavily weighted toward euro-denominated fixed-income investments. Accordingly, interest rate movements in the euro zone will significantly affect the value of our investment portfolios. As our investment portfolio is also characterized by large equity stakes in a number of major German companies, including Munich Re and Beiersdorf, as well as significant equity holdings in France and Italy, fluctuations in equity markets will impact the market value and liquidity of these holdings.

     The short-term impact of interest rate fluctuations on our life insurance business is reduced in part by products designed to partly or entirely transfer our exposure to interest rate movements to the policyholder. Examples of these products include profit-sharing individual policies (which may have guaranteed rates) and segregated fund pension plans in our group business. In general, profit sharing may serve to reduce the impact of interest rate fluctuations on our profit by transferring a portion of total profits or excess interest margins to policyholders. While product design reduces our interest rate sensitivity, changes in interest rates will impact this business to the extent they result in changes to interest income and to the extent they affect the levels of new product sales or surrenders and withdrawals of business in force. In addition, longer-term sustained declines in interest rates, or increases in the longevity profile of our insureds, may adversely impact the profitability of our life business. In general, reductions in our investment income below the rates assumed in our product pricing would reduce the profit margins on our in-force life insurance business.

     Results of our asset management activities may also be affected by interest rates, since management fees are generally based on the value of assets under management, which fluctuate with changes in the level of interest rates.

     In May 2000, we entered into a non-binding letter of intent with Munich Re to reduce our cross-shareholdings in each other by December 31, 2003 and to restructure our shareholdings in certain jointly owned subsidiaries and affiliates by June 30, 2002, or by another date as mutually agreed. In January 2002, pursuant to an agreement entered into with Munich Re in April 2001 in connection with our acquisition of Dresdner Bank, we disposed of substantially all of our shareholding in HypoVereinsbank to Munich Re and acquired Munich Re's shareholding in Allianz Lebensversicherungs-AG. See "Major Shareholders and Related Party Transactions."

EXCHANGE RATES

     We publish our consolidated financial statements in euros. A significant portion of our revenues and expenses from our subsidiaries outside the euro zone, including in the United States, Switzerland and the United Kingdom, originates in currencies other than the euro currencies. As a result, we have a financial reporting translation exposure attributable to fluctuations in the values of these currencies against the euro. The impact of these fluctuations in exchange rates is mitigated by the fact that our non-euro revenues and related expenses, as well as assets and liabilities, are generally denominated in the same currencies. See "Quantitative and Qualitative Disclosures About Market Risk" for a discussion of our management of foreign exchange rate-related risks and Note 3 to our consolidated financial statements for certain historical exchange rate information.

CONSOLIDATION DIFFERENCES

     Our reported results in 2001 were significantly affected by the consolidation of Dresdner Bank and Nicholas-Applegate as of July 23, 2001 and January 31, 2001, respectively. For further information, see Note 3 to our consolidated financial statements. The acquisition of Dresdner Bank also significantly impacted our consolidated Group and segment reporting. For a discussion of accounting and reporting developments, see "-- Accounting Differences".

     The effects of our adoption of SIC 12 in 2000 are discussed under "-- Accounting Differences" below.

                          CRITICAL ACCOUNTING POLICIES

     We have identified the accounting policies that are critical to our business operations and the understanding of its results of operations. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to insurance reserves, loan loss allowances, and the determination of the fair value of financial assets and liabilities, including impairment charges. In each case, the determination of these items is fundamental to our financial condition and results of operations, and requires management to make complex judgments based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgments as to future events and are subject to change, and the use of different assumptions or data could produce materially different results.

INSURANCE RESERVES

     Our insurance reserves represent estimates of future payouts that we will make in respect of property-casualty and life/health insurance claims, including expenses relating to such claims. Such estimates are made on a case-by-case basis, based on the facts known to us at the time reserves are established, and are periodically adjusted to recognize the estimated ultimate cost of a claim. In addition, we establish so-called "IBNR" reserves in our property-casualty business to recognize the estimated cost of losses that have occurred but about which we do not yet have notice. When actual claims experience differs from our previous estimates, the resulting difference will generally be reflected in our reported results for the period of the change in estimate. In each case, the establishment of our insurance reserves is an inherently uncertain process, involving assumptions as to factors such as court decisions, changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs, and, in our life/health insurance business, assumptions concerning mortality and morbidity trends. In recent years, our property-casualty insurance reserves in the U.S. have been significantly impacted by claims relating to asbestos and environmental exposures. For a further discussion of our property-casualty insurance reserves, see "-- Property-Casualty Insurance Reserves."

LOAN LOSS ALLOWANCES

     Our loan loss allowances represent management's estimate of the probable credit losses in our loan portfolio. Allowances are established on a case-by-case basis, are updated over time, and are described at greater length under "-- Selected Statistical Information Relating to Our Banking Operations." Judgments concerning the timing and level of our loan loss allowances are based on numerous estimates and judgments, including determinations concerning borrower creditworthiness, contractual loan terms and available judicial and other remedies. Allowances for counterparty risk are established against individual exposures and are subject to periodic management review. Specific loan loss allowances are recorded if it is probable that the borrower will not repay principal and interest according to the contractually agreed terms. Individually impaired loans are measured on the basis of the present value of expected cash flows and take into consideration the borrower's financial condition, the contractual terms of the loan and the value of collateral if any.

     General loss allowances are established to provide for incurred but unidentified losses that are inherent in the loan portfolio at the relevant balance sheet date. The general loan loss allowance is reviewed in the light of general economic conditions, the size and diversity of the portfolio and historical default rates.

     Country risk allowances are established for transfer risk, which is a measure of the likely ability of a borrower in a certain country to repay its foreign currency-denominated debt in light of the impact of currency devaluations, macroeconomic or political developments in that country. Country risk allowances are based on country ratings that incorporate current and historical economic, political and other data to categorize countries by risk profile.

     When we determine that a loan is uncollectible, the loan is charged off against any existing specific loss allowance or directly recognized as expense in the income statement. Changes in judgments and analyses we utilize may lead to changes over time in the level and timing of the allowances we establish and related charge-offs, which may in turn materially impact the results of our banking segment.

FAIR VALUES AND IMPAIRMENTS

     A portion of our assets and liabilities is recorded at fair value, including trading assets and liabilities, and securities available for sale. Fair value determinations for financial assets and liabilities are based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating our positions is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Fair values of certain financial instruments, including OTC derivative instruments, are determined using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could lead to materially different estimates of fair value.

     Financial assets are reviewed regularly for impairments, and valuation write-downs to fair value are charged to income if a permanent dimunition in value occurs. Determinations concerning permanent dimunition involve judgments concerning market conditions, issuers' financial conditions and other factors.

     For a further discussion of the application of these and other accounting policies, see Notes 4, 42 and 43 to our consolidated financial statements.

OFF-BALANCE-SHEET ARRANGEMENTS

     Off-balance sheet arrangements that we enter into in our investment and banking activities include securitization and other transactions involving non-consolidated financing vehicles, credit lines and loan commitments. Off-balance-sheet arrangements we enter into in our insurance business also include letter of credit (LOC) transactions where we provide LOC coverage for all or part of our obligations to insureds or other customers, or where similar coverage is provided to us by reinsurers or other counterparties, in each case in accordance with applicable credit or regulatory requirements.

     Off-balance sheet transactions may be carried out with or through a variety of unconsolidated, special- or limited-purpose entities (SPEs). In our insurance and reinsurance businesses, we have entered into reinsurance transactions with SPEs which provide us with long-term reinsurance coverage, and were funded through the issuance of so-called "catastrophe bonds" to third-party investors. In our banking business, we have established SPEs in order to provide administrative services, engage in underwriting activities, enter into derivative transactions, provide liquidity and overdraft facilities and guarantees, securitize financial assets we hold, reduce credit risks on our loan portfolios, and provide alternative financing structures and investment products for our customers. Material exposures related to the transactions are recorded or disclosed in our consolidated financial statements. Risks associated with establishing SPEs and transactions entered into with SPEs are reviewed in the banking operations risk management process.

                             ACCOUNTING DIFFERENCES

     On January 1, 2001, we adopted IAS 39, Financial instruments: recognition and measurement, and IAS 40, Investment property. IAS 39 sets forth requirements for the recognition in financial statements and valuation of the financial assets and liabilities of an enterprise, including the reporting of hedging instruments, and relating to additional disclosure. Under this standard, all financial assets and liabilities, including all derivatives, are initially recognized on the balance sheet at cost. Subsequent to initial recognition, all financial assets are re-measured to fair value, with the exception of certain assets and liabilities listed in the standard. This standard does not apply to rights and obligations arising under insurance contracts. The effect of the first-time recognition under IAS 39 of the market values of derivatives that have until now not been shown in the balance sheet have been recorded in the beginning balance of shareholders' equity. This reduced revenue reserves by E153 million.

     IAS 40 covers investment property independent of the main activity of the enterprise concerned. Investment property is real estate held to earn rentals or for capital appreciation. IAS 40 does not apply to real estate held for use in the production or supply of goods or services or for administrative purposes. The standard allows an enterprise to choose either a fair value model or a cost model for valuation purposes. We have chosen the acquisition cost method, which is consistent with our previous accounting policy. First-time application of IAS 40 has resulted only in changes in presentation.

     With the first-time consolidation of the Dresdner Bank Group, we have changed the structure of the consolidated balance sheet and the consolidated income statement. The purpose is to provide appropriate information for both the insurance and banking activities within the Group. Some headings in the consolidated balance sheet and consolidated income statement have been combined. To maintain transparency and clarity, the relevant information is presented in detail in the notes to the consolidated financial statements.

     We have also expanded our segment reporting. In accordance with our internal organizational structure and group controlling, the segment formerly entitled financial services was replaced with two new segments, banking and asset management, alongside our existing insurance segments of property-casualty and life/health.

     In addition, our property-casualty financial information by geographic region has been adjusted to reflect specialty lines results separately, where in previous years specialty lines results were included in the results of the geographic regions. Intra-segment consolidation adjustments impacted by this change in reporting were also adjusted.

     Amounts in the consolidated financial statements were reported for the first time in E million without a decimal place.

     All figures from fiscal year 2000 and 1999 have been restated to reflect the foregoing changes, in order to permit comparison between years.

     In addition, our adoption of SIC 12 in 2000 with retrospective application to prior years resulted in consolidation of certain investment funds for prior years. As a result, our IAS net income for 1999 increased by approximately E39 million compared to the amounts we previously recorded for this year. For the year ended December 31, 2000, our IAS net income decreased by approximately E17 million. In addition, in 2000, our accounting for investments in certain associates accounted for by the equity method was changed, from recording equity results on a current basis to recording such results on a lag of no more than six months. The change in lag period was necessitated by reporting deadlines of the Allianz Group. Furthermore, in 2000, goodwill was reclassified to present goodwill in the appropriate segment for each subsidiary, rather than being included primarily in the property-casualty insurance segment. IAS 36, Impairment of Assets, IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and IAS 38, Intangible Assets, were adopted by the Group on January 1, 2000. The impact of the adoption of these standards was immaterial.

     For more information on accounting changes, see Note 2 to the consolidated financial statements.

                           SPECIAL INCOME ADJUSTMENTS

     Our consolidated results of operations discussed below include the effects of certain special adjustments recorded in 2000 and 1999. The following table presents the effect on our net income of these special adjustments:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                              2001      2000     1999
                                                              -----    ------    -----
                                                                  (E IN MILLIONS)
Taxes.......................................................    --     1,075      383
Goodwill writedown..........................................    --        --     (128)
Holocaust provision.........................................    --        --      (42)
                                                               ---     -----     ----
  Total adjustments.........................................    --     1,075      213
                                                               ===     =====     ====

     The adjustments to income taxes in 2000 and 1999 included the release of deferred taxes, primarily in Germany, resulting from a decrease in statutory tax rates. In 2000, the statutory tax rate in Germany was reduced from 40% to 25%, effective for 2001. Under IAS, deferred tax assets and liabilities were revalued in the current year, leading to non-recurring net income effects. In 1999, statutory tax rates in Germany were also reduced, but to a lesser extent.

     The following table presents a summary of net income, adjusted to eliminate the effect of these special items:

                                                           YEAR ENDED DECEMBER 31,
                                                           ------------------------
                                                           2001      2000     1999
                                                           -----    ------    -----
                                                               (E IN MILLIONS)
Net income as reported under IAS.........................  1,623     3,460    2,317
Special adjustments......................................     --    (1,075)    (213)
                                                           -----    ------    -----
  Net income as adjusted.................................  1,623     2,385    2,104
                                                           =====    ======    =====

     Excluding the impact of these items, net income decreased by 31.9% in 2001 compared to 2000 and increased by 13.4% in 2000 compared to 1999. The effect of these special adjustments on our total company and segment results is also discussed where applicable under "Discussion of Operations by Business Segment" below.

                       CONSOLIDATED RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Our total income increased E12,168 million, or 14.5%, to E95,957 million in 2001 from E83,789 million in 2000, due primarily to the acquisition of Dresdner Bank in July 2001, together with increases in property-casualty insurance, offset in part by a decrease in life/health insurance. Despite the increase in total income, our earnings from ordinary activities before taxation decreased by E3,086 million, or 62.8%, to E1,827 million in 2001 from E4,913 million in 2000, reflecting primarily the effects of the terrorist attack of September 11, 2001 in the United States and weakness in the capital markets. On a consolidated Group basis, the terrorist attack of September 11, 2001 resulted in net claims costs of approximately E1.5 billion. As a result of the weakness in the capital markets, earnings were also negatively affected by E1.6 billion of investment write-downs. We had a consolidated tax benefit of E840 million in 2001 and a consolidated tax expense of E176 million in 2000, representing overall effective tax rates of (52.1)% and 2.8% respectively, compared to statutory rates for our primary German and other operating subsidiaries that ranged from 10.0% to 43.0%, and averaged 19.2%. The consolidated tax benefit in 2001 was due to a substantial amount of tax losses resulting primarily from claims related to the September 11, 2001 terrorist attack in the United States, together with a significant amount of tax-exempt realized gains on investments.

     Net income decreased E1,837 million, or 53.1%, to E1,623 million in 2001, compared to E3,460 million in 2000, reflecting primarily the impact of the special adjustment to income taxes in 2000, the effects of the terrorist attack of September 11, 2001 in the United States and weakness in the capital markets, offset in part by the tax benefit discussed above.

     The following table sets forth the percentage changes for 2001 over 2000 in our total income, total expenses and net income by segment, which are discussed in greater detail below, and for the Group as a whole. Results in our banking and asset management segments reflected primarily to the acquisition of Dresdner Bank in July 2001. Percentage changes for 2001 over 2000 for our banking segment, which we established as a separate segment in 2001, are based on the results for 2000 of the banking operations of the Allianz Group, which we reported in 2000 and prior years together with asset management as part of our financial services segment. See "-- Asset Management Operations" and "-- Banking Operations."

                                                          % CHANGE 2001/2000
                                             --------------------------------------------
                                             TOTAL INCOME    TOTAL EXPENSES    NET INCOME
                                             ------------    --------------    ----------
Property-Casualty..........................       8.2 %           12.6 %          (27.5)%
Life/Health................................      (8.2)%           (5.2)%          (63.4)%
Banking....................................     645.7 %          689.4 %         (317.8)%
Asset Management...........................      59.0 %           83.2 %         (300.0)%
Consolidated Group.........................      14.5 %           19.3 %          (53.1)%

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Our total income increased E7,970 million, or 10.5%, to E83,789 million in 2000 from E75,819 million in 1999, with significant contributions from each of our business segments. Our earnings from ordinary activities before taxation increased E109 million, or 2.3%, to E4,913 million in 2000 compared to E4,804 million in 1999. Our consolidated taxes of E176 million in 2000 and E1,513 million in 1999 represented overall effective tax rates of 2.8% and 30.9%, respectively, compared to statutory rates for our primary German and other operating subsidiaries that ranged from 11.0% to 44.6%, and averaged 37.8%. The difference between statutory and effective rates in 2000 was due primarily to municipal trade tax and similar taxes, tax-exempt income and income arising from the release of deferred taxes on account of reductions in statutory tax rates. As indicated in Note 45 to the consolidated financial statements, the reduction in 2001 in German statutory tax rates results in a tax benefit for U.S. GAAP purposes which in 2000 accounted for a significant portion of the difference between our IAS and U.S. GAAP net income. Under IAS, the release of deferred tax liabilities due to the effect of tax rate changes on investments available for sale is recorded directly to equity.

     Net income increased E1,143 million, or 49.3%, to E3,460 million in 2000 compared to E2,317 million in 1999, reflecting the improved earnings before taxation and decreased effective tax rates noted above. Our property-casualty insurance business was the main driver of improved earnings in 2000, in particular due to the impact of the release of deferred taxes resulting from the reduction in statutory tax rates.

     The following table sets forth the percentage changes for 2000 over 1999 in our total income, total expenses and net income by segment, which are discussed in greater detail below, and for the Group as a whole. Percentage changes for 2000 over 1999 for our banking segment, which we established as a separate segment in 2001, are based on the results for 1999 of the banking operations of the Allianz Group, which we reported in 2000 and prior years together with asset management as part of our financial services segment. See "-- Asset Management Operations" and "-- Banking Operations." Results in our asset management segment reflected significant growth in 2000, which was due primarily to the acquisition of PIMCO in May 2000. Percentage changes for 2000 over 1999 in our asset management segment, which was established as a separate segment in 1997, may not be meaningful due to the relatively small size and start-up nature of this segment in 1999.

                                                          % CHANGE 2000/1999
                                             --------------------------------------------
                                             TOTAL INCOME    TOTAL EXPENSES    NET INCOME
                                             ------------    --------------    ----------
Property-Casualty..........................       7.4 %            7.4 %           61.9 %
Life/Health................................      13.8 %           13.1 %           59.4 %
Banking....................................      (4.0)%           (8.2)%          236.7 %
Asset Management...........................     148.5 %          186.7 %         (478.3)%
Consolidated Group.........................      10.5 %           11.1 %           49.3 %

                      CONSOLIDATED ASSETS AND LIABILITIES

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Total assets increased by E502,930 million, or 114.3%, to E942,925 million at December 31, 2001, from E439,995 million at December 31, 2000, primarily as a result of our acquisition of Dresdner Bank in July 2001. The Group's own investments grew by E456,813 million, or 139.2%, to E784,938 million in 2001 from E328,125 million in 2000, while separate account assets increased E1,922 million, or 8.4%, to E24,692 million at December 31, 2001, from E22,770 million at December 31, 2000. Insurance investments grew by E19,066 million, or 5.7%, to E354,135 million in 2001 from E335,069 million in 2000.

     Our shareholders' equity decreased by 11.1% to E31,664 million at December 31, 2001 compared to E35,603 million at December 31, 2000. This decrease resulted primarily from a decrease in net unrealized gains of E5,210 million in 2001.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Total assets increased by E29,305 million, or 7.1%, at December 31, 2000 to E439,995 million, from E410,690 million at December 31, 1999 as a result of both internal growth and acquisitions. The Group's own investments grew by E15,534 million, or 5.0%, to E328,125 million in 2000 from E312,591 million in 1999, while investments held on account and for the risk of life policyholders increased E3,661 million, or 19.2%, to E22,770 million at December 31, 2000 from E19,109 million at December 31, 1999.

     Our shareholders' equity increased by 20.0% to E35,603 million at December 31, 2000 compared to E29,676 million at December 31, 1999. This substantial increase resulted primarily from retained profit of E3,154 million and net unrealized investment gains of E1,745 million.

                  DISCUSSION OF OPERATIONS BY BUSINESS SEGMENT

                              INSURANCE OPERATIONS

     We provide property-casualty and life/health products and services on an individual and group basis in more than 70 countries worldwide. Except for our specialty line insurance operations, our insurance operations are centered around our flagship subsidiary operations. In our property-casualty business, we provide automobile, homeowners, travel and other personal lines products and are a leading provider of commercial and industrial coverages to business enterprises of all sizes, including many of the world's largest companies. Our life/health insurance businesses provide endowment, annuity and term insurance products and a wide range of health, disability and related coverages to individual insureds, as well as group life, group health and pension products to employers. In addition to strong local positions, we have established leading positions in certain specialty lines on a global basis, including credit insurance and travel and assistance insurance.

     Our products are marketed in Germany primarily under the "Allianz" brand name. In other countries we generally operate through our subsidiary insurers' brand names, which are identified as part of the Allianz Group. We believe that our brand name is one of the best-known and most highly respected in the German marketplace, combining a reputation for excellent customer service with an image of superior financial strength. In 1999, we launched a global promotional campaign to further establish "Allianz" brand recognition worldwide.

     Our philosophy is to provide considerable latitude to our operating entities in product design, underwriting, distribution, marketing and operations while providing various levels of centralized support in such areas as financial and strategic planning, investment management, knowledge transfer, accounting and reinsurance to our subsidiaries from our headquarters in Munich. We refer to this combination of centralized strategic management and local business autonomy as a "multi-local" approach to our global insurance business. We believe that this gives our subsidiary operations the flexibility to best respond to local market conditions and allows us to implement strategic goals and create incentives for our employees on a country-by-country basis.

                     PROPERTY-CASUALTY INSURANCE OPERATIONS

     The following table sets forth certain financial information for our property-casualty operations for the years indicated:

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
                                                                    (E IN MILLIONS)
Gross premiums written......................................   42,137    38,382    36,027
Premiums earned(net)(1).....................................   34,428    31,529    29,783
Interest and similar income.................................    5,068     5,568     5,169
Income from affiliated enterprises, joint ventures and
  associated enterprises....................................      889     1,833     1,113
Other income from investments...............................    4,307     4,259     3,733
Trading income..............................................    1,451       (10)        2
Fee and commission income, and income from service
  activities................................................    1,425       940       704
Other income................................................    1,329     1,078     1,575
                                                              -------   -------   -------
       Total income.........................................   48,897    45,197    42,079
                                                              -------   -------   -------
Insurance benefits(net)(2)..................................  (28,200)  (25,413)  (23,955)
Interest and similar expenses...............................   (1,323)   (1,136)     (621)
Other expenses for investments..............................   (2,888)   (1,913)   (1,153)
Loan loss allowance.........................................       (4)       --        --
Acquisition costs and administrative expenses(3)............  (10,042)   (9,106)   (8,414)
Amortization of goodwill....................................     (349)     (277)     (388)
Other expenses..............................................   (3,682)   (3,453)   (3,909)
                                                              -------   -------   -------
       Total expenses.......................................  (46,488)  (41,298)  (38,440)
                                                              -------   -------   -------
Earnings from ordinary activities before taxation...........    2,409     3,899     3,639
Taxes.......................................................      701         5    (1,149)
Minority interests in earnings..............................     (746)     (642)     (475)
                                                              -------   -------   -------
Net income..................................................    2,364     3,262     2,015
                                                              -------   -------   -------
Special income effects......................................       --    (1,037)     (132)
                                                              -------   -------   -------
Adjusted net income.........................................    2,364     2,225     1,883
                                                              =======   =======   =======

---------------

(1) Net of reinsurance ceded of E6,669 million, E6,488 million and E5,880 million in 2001, 2000 and 1999, respectively.

(2) Includes loss and loss adjustment expenses of E27,919 million, E24,566 million, and E23,065 million in 2001, 2000 and 1999, respectively.

(3) Includes net underwriting costs of E9,543 million, E8,548 million, and E8,062 million in 2001, 2000 and 1999, respectively.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Gross Premiums Written. Our gross premiums written from property-casualty operations in 2001 increased by E3,755 million, or 9.8%, to E42,137 million from E38,382 million in 2000. Eliminating the effect of exchange rate movements, which increased 2001 gross premiums written by E28 million, gross premiums written increased by 9.7%. This increase came as a result of increases in all of our geographic segments, particularly in Rest of Europe, due to growth in France and Italy, and in Germany as discussed below.

     Premiums Earned (Net). On a Group-wide basis, property-casualty net premiums earned in 2001 and 2000 reflected premiums ceded to reinsurers of E6,669 million and E6,488 million, respectively, resulting in overall retention levels of approximately 83.8% in 2001 and 82.9% in 2000. Net premiums earned increased by E2,899 million, or 9.2%, to E34,428 million in 2001 from E31,529 million in 2000, paralleling the 9.8% increase in gross premiums written.

     Trading Income. Trading income from our property-casualty operations increased E1,461 million, to E1,451 million in 2001 from a loss of E10 million in 2000, due primarily to E1,437 million in gains generated by Allianz AG from derivative financial instruments for which hedge accounting is not applied. These gains relate to derivative financial instruments embedded in exchangeable bonds issued and from forward contracts that are used to hedge investments, but that do not qualify for hedge accounting. For additional information, see Note 42 to our consolidated financial statements.

     Insurance Benefits (Net). Net insurance benefits for our worldwide property-casualty business, which consist of claims paid, changes in reserves for loss and loss adjustment expenses, changes in other reserves and expenses of premium refunds, increased by E2,787 million, or 11.0%, to E28,200 million in 2001 from E25,413 million in 2000. A significant portion of the increase was attributable to the September 11, 2001 terrorist attack in the United States, which negatively impacted net claims in the property-casualty lines by approximately E1.5 billion in 2001, primarily in the United States, and to a lesser extent, in our reinsurance operations in Germany and other countries. The remainder of the increase in net insurance benefits related to increased premium volume.

     The following table sets forth net loss, expense and combined ratio information for our property-casualty operations by geographic region for the years 2001 and 2000:

                                                      YEAR ENDED DECEMBER 31, 2001
                                         -------------------------------------------------------
                                                   REST OF           REST OF   SPECIALTY
                                         GERMANY   EUROPE    NAFTA    WORLD      LINES     TOTAL
                                         -------   -------   -----   -------   ---------   -----
Loss ratio(1)..........................    76.2%     80.3%   99.9%     72.8%      66.5%     81.1%
Expense ratio(2).......................    26.8%     26.2%   29.2%     32.9%      39.5%     27.7%
                                          -----     -----    -----    -----      -----     -----
Combined ratio.........................   103.0%    106.5%   129.1%   105.7%     106.0%    108.8%

                                                      YEAR ENDED DECEMBER 31, 2000
                                         -------------------------------------------------------
                                                   REST OF           REST OF   SPECIALTY
                                         GERMANY   EUROPE    NAFTA    WORLD      LINES     TOTAL
                                         -------   -------   -----   -------   ---------   -----
Loss ratio(1)..........................   73.5%      80.8%   87.9%     75.5%     53.1%      77.9%
Expense ratio(2).......................   24.2%      27.1%   29.6%     30.0%     36.3%      27.0%
                                          ----      -----    -----    -----      ----      -----
Combined ratio.........................   97.7%     107.9%   117.8%   105.5%     89.4%     104.9%

---------------

(1) Represents ratio of total loss and loss adjustment expenses to net earned premium.

(2) Represents ratio of net underwriting costs to net earned premium.

     The overall increase in the Group combined ratio to 108.8% in 2001 from 104.9% in 2000 reflects deteriorating loss ratios in the NAFTA zone, Germany and our specialty lines, primarily due to increased net claims as a result of the September 11, 2001 terrorist attack and, in the case of specialty lines, unfavorable economic conditions, offset in part by improved loss ratios in Rest of Europe and Rest of World. Excluding the effect of the claims relating to the September 11, 2001 terrorist attack in the United States, the combined ratio would have decreased slightly to 104.4% in 2001 from 104.9% in 2000. The Group expense ratio worsened slightly to 27.7% in 2001 from 27.0% in 2000, due primarily to expenses incurred in our German Property-Casualty Group and at Allianz AG, the results of which are included in our property-casualty segment, in connection with the build-out of our information technology systems and marketing and sales force development. Also contributing to the increased expense ratio were expenses incurred at Allianz AG relating to the integration of Dresdner Bank.

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses consist primarily of payments and changes in deferred acquisition costs, administrative expenses, and net underwriting costs. Net underwriting costs of E9,543 million in 2001 increased E995 million, or 11.6%, over 2000 levels of E8,548 million, which slightly exceeded our property-casualty premium growth rate of 9.8% due primarily to expenses incurred in connection with information technology, marketing and sales force development and the integration of Dresdner Bank information technology systems.

     Net Income. Net income from property-casualty insurance operations in 2001 decreased by E898 million, or 27.5%, to E2,364 million in 2001 compared with E3,262 million in 2000. The decrease was driven primarily by the special adjustment to income taxes, which benefitted our results in 2000, increased net claims resulting from the September 11, 2001 terrorist attack and reduced investment results, reflecting weakness in the capital markets. These were offset in part by a tax benefit resulting from a substantial amount of tax losses attributable primarily to claims related to the September 11, 2001 terrorist attack in the United States, together with a significant amount of tax-exempt realized gains on investments resulting in large part from forward sales and other transactions that were entered into in 2001 but concluded in 2002. See "Additional Information -- Taxation -- German Taxation."

     On a Group-wide basis, amortization of goodwill was E349 million in 2001, an increase of E72 million, or 26.0%, from E277 million in 2000, largely as a result of amortization of goodwill on acquisitions made in Australia and the Netherlands. Minority interest increased to E746 million in 2001 from E642 million in 2000.

     Our consolidated results of operations in 2000 included the effects of certain special adjustments to income taxes. There were no special adjustments to our consolidated results of operations in 2001. See "-- Special Income Adjustments." Excluding the impact of these items in 2000, net income would have increased by E139 million, or 6.2%, to E2,364 million in 2001, from E2,225 million in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Gross Premiums Written. Our gross premiums written from property-casualty operations in 2000 increased by E2,355 million, or 6.5%, to E38,382 million from E36,027 million in 1999. Eliminating the effect of exchange rate movements, gross premiums written increased by 4.8%. This increase came largely as a result of growth in Germany and Rest of World as discussed below.

     Premiums Earned (Net). On a Group-wide basis, property-casualty net premiums earned in 2000 and 1999 reflected premiums ceded to reinsurers of E6,488 million and E5,880 million, respectively, resulting in overall retention levels of approximately 82.9% in 2000 and 83.5% in 1999. Net premiums earned increased by E1,746 million, or 5.9%, to E31,529 million in 2000 from E29,783 million in 1999, paralleling the 6.5% increase in gross premiums written.

     Insurance Benefits (Net). Net insurance benefits for our worldwide property-casualty business, which consists of claims paid, changes in reserves for loss and loss adjustment expenses, changes in other reserves and expenses of premium refunds, increased by E1,458 million, or 6.1%, to E25,413 million in 2000 from E23,955 million in 1999, consistent with the growth of 6.5% in gross premiums in this segment in 2000. Excluding the effects of exchange-rate fluctuations (E503 million), net insurance benefits would have increased by 4.0% to E24,910 million in 2000 from E23,955 million in 1999.

     The following table sets forth net loss, expense and combined ratio information for our property-casualty operations by geographic area for the years 2000 and 1999:

                                              YEAR ENDED DECEMBER 31, 2000
                                 -------------------------------------------------------
                                           REST OF           REST OF   SPECIALTY
                                 GERMANY   EUROPE    NAFTA    WORLD      LINES     TOTAL
                                 -------   -------   -----   -------   ---------   -----
Loss ratio.....................   73.5%      80.8%   87.9%     75.5%     53.1%      77.9%
Expense ratio..................   24.2%      27.1%   29.6%     30.0%     36.3%      27.0%
                                  ----      -----    -----    -----      ----      -----
Combined ratio.................   97.7%     107.9%   117.8%   105.5%     89.4%     104.9%

                                              YEAR ENDED DECEMBER 31, 1999
                                 -------------------------------------------------------
                                           REST OF           REST OF   SPECIALTY
                                 GERMANY   EUROPE    NAFTA    WORLD      LINES     TOTAL
                                 -------   -------   -----   -------   ---------   -----
Loss ratio.....................   72.8%      81.6%   80.5%     81.6%     55.9%      77.4%
Expense ratio..................   24.4%      27.6%   26.6%     28.8%     39.6%      27.1%
                                  ----      -----    -----    -----      ----      -----
Combined ratio.................   97.2%     109.2%   107.1%   110.4%     95.5%     104.5%

     The overall increase in the Group combined ratio to 104.9% in 2000 from 104.5% in 1999 reflected an increase in the loss ratio to 77.9% from 77.4%, primarily due to loss expenses caused by the late-1999 storms "Lothar" and "Martin" and increased workers' compensation claims in the United States. Improving loss ratios in Rest of Europe and Rest of World were offset by increases in Germany and the NAFTA zone. The Group expense ratio improved slightly to 27.0%, with improving expense ratios in Germany, Rest of Europe and Specialty Lines being offset by increases in the NAFTA zone and Rest of World.

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses consist primarily of payments and changes in deferred acquisition costs, administrative expenses, and net underwriting costs. Net underwriting costs of E8,548 million in 2000 increased E486 million, or 6.0%, over 1999 levels of E8,062 million, which was in line with our property-casualty premium growth rate of 6.5%.

     Net Income. Net income from property-casualty insurance operations in 2000 increased by E1,247 million, or 61.9%, to E3,262 million in 2000 compared with E2,015 million in 1999. The increase was driven primarily by a release of deferred taxes resulting from reduced statutory tax rates, primarily in Germany.

     On a Group-wide basis, amortization of goodwill was E277 million in 2000, a decrease of E111 million, or 28.6%, from E388 million in 1999, largely as a result of a significant goodwill writedown of E128 million in 1999 related to Allianz Australia Ltd. Minority interest increased to E642 million in 2000 from E475 million in 1999.

     Our consolidated results of operations include the effects of certain special adjustments recorded in 2000 and 1999, including adjustments to income taxes of E1,037 in 2000 and E302 million in 1999. These adjustments to income taxes included the release of deferred taxes, primarily in Germany, resulting from a decrease in statutory tax rates. In 2000, the statutory tax rate in Germany was reduced from 40% to 25%, effective for 2001. Under IAS, deferred tax assets and liabilities were revalued in the current year, leading to non-recurring net income effects. In 1999, statutory tax rates in Germany were also reduced, but to a lesser extent. In addition, in 1999, we recorded the goodwill writedown of E128 million related to Allianz Australia Ltd. discussed above and a Holocaust provision of E42 million. Excluding the impact of these items, net income would have increased by E342 million, or 18.2%, to E2,225 million in 2000, from E1,883 million in 1999. The effect of these special adjustments on our geographic segment results is further discussed where applicable under "Discussion of Property-Casualty Operations by Geographic Region" below.

        DISCUSSION OF PROPERTY-CASUALTY OPERATIONS BY GEOGRAPHIC REGION

     The following table sets forth our property-casualty gross premiums written and net income by geographic region. Consistent with our general practice, gross premiums written by geographic region is presented before consolidation adjustments representing the elimination of transactions between Group companies in different geographic regions and different segments, and net income by geographic region is presented before those consolidation adjustments, amortization of goodwill and minority interests.

                                                           YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------
                                                2001                2000                1999
                                          -----------------   -----------------   -----------------
                                           GROSS               GROSS               GROSS
                                          PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                          WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                          --------   ------   --------   ------   --------   ------
                                                               (E IN MILLIONS)
Germany.................................   12,644     3,773    11,948    3,320     11,437    1,898
Rest of Europe..........................   19,606       848    17,302    1,285     16,315      790
NAFTA...................................    6,822    (1,030)    6,300      (86)     5,384      310
Rest of World...........................    2,401        39     1,886        5      1,559      (98)
Specialty Lines.........................    2,321        94     2,267      227      2,115      161
Consolidation adjustments...............   (1,657)     (265)   (1,321)    (570)      (783)    (183)
                                           ------    ------    ------    -----     ------    -----
  Subtotal..............................   42,137     3,459    38,382    4,181     36,027    2,878
Amortization of goodwill................       --      (349)       --     (277)        --     (388)
Minority interests......................       --      (746)       --     (642)        --     (475)
                                           ------    ------    ------    -----     ------    -----
  Total.................................   42,137     2,364    38,382    3,262     36,027    2,015
                                           ======    ======    ======    =====     ======    =====

                                    GERMANY

DESCRIPTION OF BUSINESS

     Germany is the world's third-largest property-casualty insurance market, based on gross premiums written in 2000. We were the largest provider of property-casualty insurance in Germany, with an estimated market share of 18.7%, as measured by gross premiums written in 2001. Germany is our most important market for property-casualty insurance. As a percentage of our total property-casualty gross premiums written worldwide, Germany accounted for 28.9% in 2001, 30.1% in 2000 and 31.1% in 1999. This decrease in percentage primarily reflects the increased levels of gross premiums written from our operations in countries other than Germany.

     We conduct our property-casualty insurance operations in Germany primarily through Sachversicherungsgruppe Deutschland (or the German Property-Casualty Group), which handles all our lines of property-casualty insurance in Germany other than credit insurance, and Allianz AG, the parent company of the Group, which acts as the clearing house for the Group's reinsurance needs, including acting as primary reinsurer for other Group companies and procuring third-party reinsurance for the Group.

GERMAN PROPERTY-CASUALTY GROUP

     The German Property-Casualty Group comprises a number of different operating entities, some of which offer a full range of property-casualty lines and others of which provide specialized coverages:

     - Allianz Versicherungs-AG (or Allianz Versicherung), which is the German Property-Casualty Group's primary full-line property-casualty insurer;

     - Frankfurter Versicherungs-AG, a full-line property-casualty insurer based in Frankfurt;

     - Bayerische Versicherungsbank-AG, a full-line property-casualty insurer based in Munich;

     - Vereinte Versicherung AG, a full-line provider of property-casualty insurance;

     - Vereinte Rechtsschutzversicherung-AG, a specialist provider of legal expense insurance;

     - Allianz Globus MAT Versicherung-AG (or Allianz Globus MAT), a specialist provider of MAT insurance;

     - Kraft Versicherungs-AG, a specialist provider of automobile insurance;
       and

     - Vereinte Spezial Versicherung-AG, a specialist provider of automobile insurance.

     Our interests in some of these subsidiaries will be substantially restructured pursuant to our letter of intent with Munich Re. See "Major Shareholders and Related Party Transactions."

PRODUCTS

     The operating companies that make up the German Property-Casualty Group together offer a comprehensive range of property-casualty insurance products and related services to customers in Germany. The German Property-Casualty Group's principal product lines are automobile liability and other automobile insurance, fire and property insurance, personal accident insurance, liability insurance, legal expense insurance, and transport and aviation insurance.

     The German Property-Casualty Group's policy terms and conditions largely conform to those offered by other insurers in the German market. While the German Property-Casualty Group does seek to develop new policy types, given its position as the market leader in the German property-casualty insurance market, any competitive advantage gained by the introduction of new policy types tends to be short-lived, as competitors introduce equivalent forms of coverage.

     In all of our German business lines, policy persistency is an important factor in our profitability. Accordingly, we seek to ensure that our policyholders maintain their policies in force with us for long periods of time. Based on German industry statistics, we believe that our persistency rates are generally higher than those of most other German companies. In the property-casualty area, we have found that customers with multiple policies with us generally keep their policies in force for longer periods of time. Accordingly, the German Property-Casualty Group provides its customers with substantial discounts to the extent they hold multiple Allianz insurance policies. We estimate that currently approximately 60% of the German Property-Casualty Group's German personal lines customers have more than one Allianz policy in force.

     While our insurance operations in Germany generally operate on a decentralized basis through separate operating entities, many of our products in Germany are distributed through common or overlapping distribution systems. The importance of these distribution channels varies by type of business. For the German Property-Casualty Group's personal and commercial lines, the network of full-time tied agents is our most important distribution channel. For industrial lines, the brokerage channel predominates. In connection with our acquisition of Dresdner Bank on July 23, 2001, we expect to place approximately 1,000 insurance specialists to sell both life insurance products and property-casualty insurance products at Dresdner Bank branches throughout Germany, of whom more than 700 had been placed at December 31, 2001. The relative importance of each of these distribution channels also varies by region and by product mix.

     The following sets forth certain key data concerning our German insurance distribution systems as they related to property-casualty insurance at and for the year ended December 31, 2001:

                                                                               % OF 2001
                                                                           PROPERTY-CASUALTY
                                                              NUMBER(1)        PREMIUMS
                                                              ---------    -----------------
Full-time tied agents.......................................   11,970             66.1
Part-time tied agents.......................................   43,201              6.8
Brokers.....................................................    7,878             14.2
Banks.......................................................    2,541(2)           2.8
Other(3)....................................................       --             10.1
                                                                                 -----
  Total.....................................................                     100.0
                                                                                 =====

---------------

(1) Represents the total number in Germany for all Allianz Group segments.

(2) Represents the number of German branches at Dresdner Bank (803), and at two unaffiliated banks, Volks-und Raiffeisenbanken (1,730) and Industrie Kredit-Bank (8), with which we have distribution agreements covering our property-casualty and life/health insurance products.

(3) Includes all Allianz Group employees in Germany, who are able to sell Allianz policies.

     In our German property-casualty insurance business, we distribute our products primarily through a network of self-employed, full-time tied agents. We believe that our network of tied agents is the largest full-time insurance sales force in Europe. These agents, who have an average of more than ten years' experience selling Allianz products, receive a full range of support from the Allianz Group, from initial support in establishing an office and a portfolio to pension benefits based upon the volume and product mix of their portfolios. Apart from pension provisions, agent compensation is based primarily on volume, although we also utilize a number of incentive schemes to encourage sales of strategically more important policy types. Our full-time tied agents follow centralized underwriting and pricing guidelines, allowing us to carefully segment and monitor our German book of business.

ALLIANZ AG

     Allianz AG, the parent company of the Group, acts as the reinsurance clearinghouse for our German property-casualty operations, as well as other Group companies. In addition, Allianz AG assumes a relatively small amount of reinsurance from non-Group companies.

     Like most insurers, the Allianz Group manages its overall exposure to single risks or events through the purchase of reinsurance coverage both on a treaty basis, under which risks are ceded to a reinsurer on specific blocks of business where the underlying risks meet certain predetermined criteria, and on a facultative basis, under which the reinsurer's prior approval is required on each risk ceded. We place reinsurance with insurance companies based on evaluation of the financial security of the reinsurer, terms of coverage and price. The retention levels applicable to Allianz Group's insurance business are established by risk category and determined by individual subsidiaries and business units, subject to overall guidelines established at the Group level in Munich. Generally, the Group establishes lists of approved reinsurers as well as risk-retention guidelines on a per-event and per-risk basis, and seeks to coordinate the activities of its subsidiary insurers to avoid concentration of risk with particular reinsurers and to ensure that the aggregate risk retentions of Group companies are within Group guidelines. While each subsidiary is able to place reinsurance directly with reinsurers other than Allianz AG, Allianz AG has a preferred partnership with respect to reinsurance cessions of its subsidiaries. For the years ended December 31, 2001, 2000 and 1999, Allianz AG assumed 41.5%, 41.8% and 42.8%, respectively, of all reinsurance ceded by Group companies.

     While the Group remains liable as a primary insurer notwithstanding the ceding of reinsurance to third parties, our evaluation criteria, which include the claims-paying and debt ratings, capital and surplus levels, and marketplace reputation of its reinsurers, are such that we believe any risks of collectibility to which we are exposed are minimal, and historically Group companies have not experienced difficulty in collecting from their reinsurers. Munich Re is Allianz AG's primary outside reinsurer. For the fiscal years ended December 31, 2001, 2000 and 1999, Munich Re Group assumed E2,400 million, E2,300 million and E2,300 million in reinsurance premiums from the Allianz Group, representing 30.6%, 30.2% and 32.7%, respectively, of the Allianz Group's total reinsurance premiums ceded. See Note 26 to the consolidated financial statements. The following table sets forth premiums ceded by Allianz Group to Munich Re Group and other reinsurers for the years indicated:

                                                          YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------
                                                   2001            2001            1999
                                               -------------   -------------   -------------
                                                 E       %       E       %       E       %
                                                              (E IN MILLIONS)
Premiums ceded, gross
Munich Re Group..............................  2,400    30.6   2,300    30.2   2,300    32.7
Other........................................  5,438    69.4   5,327    69.8   4,749    67.3
                                               -----   -----   -----   -----   -----   -----
  Total......................................  7,838   100.0   7,627   100.0   7,049   100.0
                                               =====   =====   =====   =====   =====   =====

     Allianz AG acts as the primary reinsurer of our German property-casualty subsidiaries, other than HERMES, for which Munich Re is the primary reinsurer. Allianz AG assumes reinsurance on an intra-Group basis from such subsidiaries and centralizes the placement of outgoing reinsurance with third-party carriers. In the life/health area, Allianz AG and Munich Re each assume 50% of the reinsurance ceded by Allianz Lebensversicherungs-AG, the main operating company for our German life insurance operations. Outside of Germany, Allianz AG acts as a reinsurer of Group subsidiaries, with a preferred partnership on all business ceded, and provides centralized advice to subsidiaries on structuring their own reinsurance programs, establishing lists of permitted reinsurers, and monitoring aggregate exposures to catastrophes and other events.

     The following table sets forth the reinsurance assumed by Allianz AG by gross premiums written for the years shown:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2001     2000     1999
                                                              ------   ------   ------
                                                                  (E IN MILLIONS)
From German Property-Casualty Group subsidiaries............  3,024    3,176    3,131
From German life/health subsidiaries........................    539      567      555
From HERMES.................................................     87       77       53
From non-German subsidiaries................................  1,190      937      723
                                                              -----    -----    -----
     Subtotal...............................................  4,840    4,757    4,462
From non-Group companies....................................    847      830      718
                                                              -----    -----    -----
     Total..................................................  5,687    5,587    5,180
                                                              =====    =====    =====

     The Allianz Group writes a limited amount of third-party reinsurance, with premiums totaling E847 million in 2001, E830 million in 2000 and E718 million in 1999. Other than Munich Re Group, which represented E511 million, E606 million and E531 million, or 60.3%, 73.0% and 74.0%, respectively, of Allianz AG's third-party assumed reinsurance in 2001, 2000 and 1999, no single third party accounted for any significant amount of reinsurance assumed in such years.

RESULTS OF OPERATIONS

     The following tables show key financial data for our German property-casualty operations. Gross premiums written by operating company are presented before consolidation adjustments representing the elimination of transactions between Group companies in different countries and different segments, and net income by operating company is presented before those consolidation adjustments, amortization of goodwill and minority interests.

                     GERMANY -- PROPERTY-CASUALTY: KEY DATA

                                                           YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------
                                                2001                2000                1999
                                          -----------------   -----------------   -----------------
                                           GROSS               GROSS               GROSS
                                          PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                          WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                          --------   ------   --------   ------   --------   ------
                                                               (E IN MILLIONS)
German Property-Casualty Group..........   10,075    1,660      9,576    1,377      9,420      759
Allianz AG..............................    5,687    2,516      5,587    2,293      5,180    1,475
Consolidation items.....................   (3,118)    (404)    (3,215)    (350)    (3,163)    (336)
                                           ------    -----     ------    -----     ------    -----
  Total.................................   12,644    3,773     11,948    3,320     11,437    1,898
                                           ======    =====     ======    =====     ======    =====

     The following table shows the composition of the German Property-Casualty Group's gross premiums written by product line for each of the years shown:

 GERMAN PROPERTY-CASUALTY GROUP: GROSS PREMIUMS WRITTEN BY LINE OF BUSINESS(1)

                                                              YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------------
                                                       2001            2000            1999
                                                   -------------   -------------   -------------
                                                     E       %       E       %       E       %
                                                                  (E IN MILLIONS)
Automobile liability.............................  2,330    23.9   2,229    23.8   2,161    23.4
Fire and property(2).............................  1,514    15.5   1,454    15.5   1,519    16.4
Other automobile.................................  1,468    15.0   1,394    14.9   1,368    14.8
Personal accident................................  1,401    14.4   1,385    14.8   1,370    14.8
Liability........................................  1,293    13.3   1,243    13.3   1,217    13.1
Legal Expense....................................    382     3.9     379     4.0     367     4.0
Transport and aviation...........................    259     2.7     229     2.4     231     2.5
Other(3).........................................  1,102    11.3   1,051    11.3   1,019    11.0
                                                   -----   -----   -----   -----   -----   -----
  Total..........................................  9,749   100.0   9,364   100.0   9,252   100.0
                                                   =====   =====   =====   =====   =====   =====

---------------

(1) Does not reflect business assumed through reinsurance operations in the amount of E326 million in 2001, of E212 million in 2000 and E168 million in 1999.

(2) Includes fire, household goods, building and other property insurance.

(3) Includes multi-line policies with individual customers in the former German Democratic Republic that were acquired through the acquisition of Deutsche Versicherungs-AG, as well as commercial multi-line property insurance.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Gross Premiums Written. Property-casualty gross premiums written in 2001 were E12,644 million, an increase of E696 million, or 5.8%, from 2000 levels of E11,948 million, due primarily to growth in our automobile liability, other automobile, fire and property and liability lines, as well as in reinsurance.

     Automobile liability and other automobile gross premiums written in Germany increased by E175 million, or 4.8%, to E3,798 million in 2001 from E3,623 million in 2000, due primarily to a general rise in rates in the German market. The number of vehicles insured decreased slightly to 9.17 million in 2001 from
9.24 million in 2000. Fire and property gross premiums written in Germany increased by E60 million, or 4.1%, to E1,514 million in 2001 from E1,454 million in 2000, primarily as a result of the purchase of a block of business from another insurance company. Liability gross premiums written increased by E50 million, or 4.0%, to E1,293 million in 2001 from E1,243 million in 2000, primarily as a result of increased demand for coverage of industrial and commercial risks. Reinsurance assumed by the German Property-Casualty Group increased by E114 million, or 53.8%, to E326 million in 2001 from E212 million in 2000, due to increased aviation and transportation reinsurance business written by Allianz and ceded in part through various pooling arrangements. Premiums in our other lines of insurance showed slight increases from 2000 levels.

     Reinsurance assumed by Allianz AG increased by E100 million, or 1.8%, to E5,687 million in 2001 from E5,587 million in 2000, due primarily to increased gross premiums written from expanded reinsurance relationships, predominantly with Allianz Group companies outside of Germany, offset by the reduction of an internal quota share cession from the German Property-Casualty Group to Allianz AG, which had a calculated premium impact of E204 million.

     Net Income. In Germany, property-casualty net income increased by E453 million, or 13.6%, to E3,773 million in 2001 from E3,320 million in 2000. Net income in 2000 reflected special adjustments to income taxes before minority interests of E1,017 million. Excluding the impact of these adjustments, German property-casualty net income would have increased by E1,470 million, or 63.8%, to E3,773 million in 2001 from E2,303 million in 2000. The increase was due primarily to increased investment results, including the E1,437 million of trading income discussed above, offset in part by higher claims resulting from the September 11, 2001 terrorist attack, amounting to E273 million in net reinsurance claims at Allianz AG and E67 million in net claims in the German Property-Casualty Group. Total net insurance benefits in Germany increased by E249 million, or 3.2%, to E8,105 million in 2001 from E7,856 million in 2000. The loss ratio increased to 76.2% in 2001 from 73.5% in 2000 as a result of the increased claims. The increase in the loss ratio resulting from the September 11, 2001 terrorist attack was offset in part by improvements in claim frequency, and a decrease in natural disasters affecting our German property-casualty results. The expense ratio increased to 26.8% in 2001 from 24.2% in 2000, due primarily to expenses incurred in connection with the build-out of our information technology systems and marketing and sales force development. Also contributing to the increased expense ratio were expenses incurred at Allianz AG relating to the integration of Dresdner Bank.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Gross Premiums Written. Property-casualty gross premiums written in 2000 were E11,948 million, an increase of E511 million, or 4.5%, from 1999 levels of E11,437 million, due primarily to higher premiums in the automobile, personal accident, liability, other property-casualty lines and reinsurance assumed, and in the reinsurance business of Allianz AG. Premium increases in these lines more than offset lower premiums in the fire and property lines.

     Automobile liability and other automobile gross premiums written in Germany increased by E94 million, or 2.7%, to E3,623 million in 2000 from E3,529 million in 1999, due primarily to a growing number of vehicles insured and a general rise in rates in the German market. The number of vehicles insured increased slightly to 9.24 million in 2000 from 9.19 million in 1999. Fire and property gross premiums written in Germany decreased by E65 million, or 4.3%, to E1,454 million in 2000 from E1,519 million in 1999, as a result of continuing increased competition and reduced rates in the broker-driven markets for large industrial and commercial customers. The continuation of our selective underwriting policies and the still increasing willingness of commercial insureds to insure their own risks through captive insurance arrangements or alternative risk transfer mechanisms also contributed to reduced premiums in 2000. Liability gross premiums written increased by E26 million, or 2.1%, to E1,243 million in 2000 from E1,217 million in 1999, as a result of growing demand for D&O coverage by our commercial clients. Premiums in our personal accident, other property-casualty lines, reinsurance assumed and credit insurance showed a slight increase from 1999 levels.

     Reinsurance assumed by Allianz AG increased by E407 million, or 7.9%, to E5,587 million in 2000 from E5,180 million in 1999, due primarily to increased premiums from Allianz Group companies, reflecting expanded reinsurance relationships and consistent with the higher gross premiums written of the Group.

     Net income. In Germany, property-casualty net income increased by E1,422 million, or 74.9%, to E3,320 million in 2000 from E1,898 million in 1999. This reflected primarily reduced income tax expenses, which decreased by E1,229 million to a benefit of E276 million in 2000 from an expense of E953 million in 1999, due primarily to a release of deferred taxes resulting from a decrease in the statutory tax rate. Additionally, investment income increased in 2000 over 1999. Reduced income taxes and increased investment income were offset in part by increased net insurance benefits, which rose by E324 million, or 4.3%, to E7,856 million in 2000, from E7,532 million in 1999 with a corresponding increase in the loss ratio to 73.5% in 2000 from 72.8% in 1999. The increase in net insurance benefits reflects additional catastrophe losses in 2000, particularly in relation to late claims reported for the late-December 1999 storms "Lothar" and "Martin." The losses from these storms were far higher than initially expected, and were underestimated by the market as a whole. This was offset somewhat by improved experience in the auto liability line. The expense ratio decreased slightly in 2000 to 24.2% due to the comparatively greater increase in premiums.

                                 REST OF EUROPE

DESCRIPTION OF BUSINESS

     The Rest of Europe is, in the aggregate, our largest market for property-casualty insurance. As a percentage of our total property-casualty gross premiums written worldwide, the Rest of Europe accounted for 44.8% in 2001, 43.6% 2000 and 44.3% in 1999.

     We conduct our property-casualty insurance operations in the Rest of Europe through five main groups of operating companies in France, Italy, the United Kingdom, Switzerland and Spain. In the remainder of the Rest of Europe, we operate through approximately 35 Allianz subsidiaries in more than 17 other European countries. The property-casualty insurance products we offer in the Rest of Europe are in each case generally similar to those we offer in Germany.

     France. France is the world's fifth-largest property-casualty insurance market, based on gross premiums written in 2000. We conduct our property-casualty insurance operations in France through the companies of the AGF Group. The AGF Group is the third-largest property-casualty insurance provider in France, with an estimated market share of 12.3%, as measured by gross premiums written in 2001. The primary property-casualty insurance products which we offer in France are automobile, personal property, commercial, fire and injury insurance. We distribute our property-casualty products and services in France primarily through a network of general agents and brokers. We also utilize specialized employee sales staff and bancassurance and other direct sales channels.

     Italy. Italy is the world's sixth-largest property-casualty insurance market, based on gross premiums written in 2000. We conduct our property-casualty insurance operations in Italy primarily through Lloyd Adriatico and the RAS Group, which we refer to together with our other Italian subsidiaries as our "Italian Subsidiaries." Taken together, the Italian Subsidiaries are the second-largest property-casualty insurer in the Italian market, with an estimated combined market share of 15.2%, as measured by gross premiums written in 2001. Lloyd Adriatico operates in all property-casualty lines, having developed a particular expertise in automobile insurance, while RAS Group underwrites primarily automobile insurance together with various other types of property-casualty insurance for both personal and commercial business throughout Italy. As of December 31, 2001, we held 51.1% of the share capital of RAS Group, with the remainder being publicly traded in Italy, and 99.7% of the share capital of Lloyd Adriatico. The Italian Subsidiaries distribute our property-casualty products and services primarily through an extensive network of general agents and on a limited basis through Internet and telephone-based direct sales channels.

     United Kingdom. The United Kingdom is the world's fourth-largest property-casualty insurance market, based on gross premiums written in 2000. We were the sixth-largest provider of property-casualty insurance in the United Kingdom, with an estimated market share of 4.5% in 2001, as measured by gross premiums written in 2001. We operate our property-casualty insurance business in the United Kingdom primarily through our wholly owned subsidiary Cornhill Insurance Public Limited Company (or Cornhill). The primary property-casualty insurance products that Cornhill offers in the United Kingdom are generally similar to those offered by the German Property-Casualty Group in Germany. In addition, we sell a number of specialty products in the United Kingdom, including extended warranty and pet insurance. We distribute our property-casualty products and services in the United Kingdom through a range of distribution channels, including brokers and retailers, as well as the Internet, telephone and other direct sales methods.

     Switzerland. Switzerland is the world's twelfth-largest property-casualty insurance market, based on gross premiums written in 2000. We were the third-largest provider of property-casualty insurance in Switzerland, with an estimated market share of 11.4%, as measured by gross premiums written in 2001, not including travel insurance. We conduct our property-casualty insurance operations in Switzerland primarily through the Allianz Suisse companies, comprising the former ELVIA Versicherungs-AG group of companies, the Berner Versicherungs-Group and Allianz Versicherung (Schweiz) AG. Together with AGF Phenix, we refer to these companies as our "Swiss Subsidiaries". The Swiss Subsidiaries handle our lines of property-casualty insurance in Switzerland other than travel insurance. In addition, our wholly owned subsidiary Allianz Risk Transfer (or ART) sells conventional reinsurance as well as a variety of alternative risk transfer products for corporate customers worldwide. Our travel insurance subsidiary Mondial Assistance Group operates and is managed on a global basis and is discussed separately (see "-- Specialty Lines"). The Swiss Subsidiaries and ART distribute our products and services through a wide range of tied and general agents, and also through brokers, bancassurance and other direct channels.

     Spain. Spain is the world's eighth-largest property-casualty market, based on gross premiums written in 2000. We were the second-largest provider of property-casualty insurance in Spain, with an estimated market share of 6.6% in 2001, as measured by gross premiums written in 2001. We serve the Spanish property-casualty insurance market through Allianz Compania de Seguros (Allianz Spain), which was created in 1999 following the merger of Allianz-RAS Seguros y Reaseguros, ELVIASEG S.A., and the two former AGF companies Union y Fenix and Athena Seguros. Allianz Spain has headquarters in Madrid and Barcelona, with regional offices throughout the country. Allianz Spain offers a wide variety of traditional personal and commercial property-casualty insurance products, with an emphasis on automobile insurance. Allianz Spain distributes its products through agents, brokers and direct distribution channels.

     Netherlands. The Netherlands is the world's ninth-largest property-casualty insurance market, based on gross premiums written in 2000. Our most important subsidiaries in the Netherlands are Royal Nederland Verzekeringsgroep and Zwolsche Algemeene Holding, which we acquired in late 2000. Our most important products are automobile and fire insurance. We are the second-largest automobile insurer and the largest insurer in the industrial client sector. Our Netherlands subsidiaries distribute their products through independent agents and brokers.

     Austria. Allianz Elementar offers a broad range of property-casualty and health insurance products to individual and group customers in Austria. Allianz Elementar is the largest Austrian property-casualty insurer, based on gross premiums written in 2000, and the leading insurer for industrial business in Austria. We distribute our property-casualty products in Austria primarily through employee agents, tied agents and brokers.

     Ireland. Our subsidiary Allianz Irish Life Holdings offers a wide variety of traditional property-casualty insurance products, including mainly automobile and commercial/industrial lines. Allianz Irish Life Holdings distributes its products primarily through brokers and to a lesser extent through agents and banks.

     Belgium. We conduct our property-casualty insurance business in Belgium primarily through AGF Belgium Insurance and Cobac. Our primary emphasis is on industrial insurance, in which we are among the market leaders. We also have a significant position in the market in automobile insurance. We distribute our property-casualty products in Belgium mainly through brokers.

     Other. In addition, we have property-casualty insurance operations in Hungary, Portugal, Luxembourg, Greece, the Czech Republic and Poland. We also acquired majority holdings in existing insurance companies in Croatia and Bulgaria in 1998 and consolidated these acquisitions into our results in 1999 and 2000, respectively. We are also represented in the Slovak Republic, Denmark, Sweden, Romania and Russia, and are among the top five insurers in many of these markets. The primary products sold in these countries are mandatory third-party liability coverages and related additional coverage. We expect further increases in property-casualty gross premiums written as we work to build up our sales organization and exploit other synergies in our insurance operations in the rest of Europe.

RESULTS OF OPERATIONS

     The following table shows key financial data for our Rest of Europe property-casualty operations. Consistent with our general practice, gross premiums written by geographic region are presented before consolidation adjustments representing the elimination of transactions between Group companies in different countries and different segments, and net income by geographic region is presented before those consolidation adjustments, amortization of goodwill and minority interests.

                 REST OF EUROPE -- PROPERTY-CASUALTY: KEY DATA

                                                           YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------
                                                2001                2000                1999
                                          -----------------   -----------------   -----------------
                                           GROSS               GROSS               GROSS
                                          PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                          WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                          --------   ------   --------   ------   --------   ------
                                                               (E IN MILLIONS)
France..................................    5,392       31      4,745      451      4,585      384
Italy...................................    4,585      487      4,264      258      4,071      239
United Kingdom..........................    2,507       94      2,108       49      1,950       57
Switzerland.............................    1,750      155      1,650      249      1,583      140
Spain...................................    1,278       32      1,073       69      1,058      (14)
Netherlands.............................      873      284        557      438        523      499
Austria.................................      844       16        831      (50)       810       13
Ireland.................................      738       (4)       563       19        493       14
Belgium.................................      391        8        393      (37)       373      (12)
Other...................................    1,410       98      1,284      118        993       55
Consolidation adjustments...............     (162)    (353)      (166)    (279)      (124)    (585)
                                           ------     ----     ------    -----     ------     ----
  Total.................................   19,606      848     17,302    1,285     16,315      790
                                           ======     ====     ======    =====     ======     ====

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Gross Premiums Written. In Rest of Europe, property-casualty gross premiums written increased by E2,304 million, or 13.3%, to E19,606 million in 2001 from E17,302 million in 2000. This increase reflected growth in gross premiums written in all of our primary property-casualty markets in Rest of Europe, especially France, the United Kingdom and Italy, due primarily to rate increases in a number of lines.

     Net Income. Property-casualty net income in Rest of Europe decreased by E437 million, or 34.0%, to E848 million in 2001 from E1,285 million in 2000, primarily as a result of sharply decreased net income in France, due primarily to reduced investment results and increased reinsurance costs, offset in part by increased investment results in Italy. Also contributing to the decrease in Rest of Europe was a broad decline in investment results in other countries due to weakness in the capital markets. Net insurance benefits in Rest of Europe rose by E822 million, or 6.9%, to E12,798 million in 2001 from E11,976 million in 2000, which was slightly less than the 8.8% increase in net premiums earned, which increased to E16,106 million in 2001 from E14,797 million in 2000. The loss ratio in Rest of Europe decreased slightly to 80.3% in 2001 from 80.8% in 2000, reflecting decreases in France, Italy, United Kingdom and Spain, offset in part by increases in Switzerland and Other Rest of Europe. The expense ratio declined slightly to 26.2% in 2001 from 27.1% in 2000.

     The following table sets forth net loss, expense and combined ratio information for our property-casualty operations in the Rest of Europe by geographic area for the years 2001 and 2000:

                                                    YEAR ENDED DECEMBER 31, 2001
                                   --------------------------------------------------------------
                                                    UNITED
                                   FRANCE   ITALY   KINGDOM   SWITZERLAND   SPAIN   OTHER   TOTAL
                                   ------   -----   -------   -----------   -----   -----   -----
Loss ratio.......................   83.0%   76.7%     73.2%       79.1%     78.7%    86.1%   80.3%
Expense ratio....................   29.3%   22.5%     31.0%       26.9%     21.2%    25.7%   26.2%
                                   -----    ----     -----       -----      ----    -----   -----
Combined ratio...................  112.3%   99.2%    104.2%      106.0%     99.9%   111.8%  106.5%

                                                   YEAR ENDED DECEMBER 31, 2000
                                  --------------------------------------------------------------
                                                   UNITED
                                  FRANCE   ITALY   KINGDOM   SWITZERLAND   SPAIN   OTHER   TOTAL
                                  ------   -----   -------   -----------   -----   -----   -----
Loss ratio......................   85.8%   77.8%     82.7%       71.3%      81.1%   82.0%   80.8%
Expense ratio...................   28.3%   21.6%     33.4%       30.9%      23.8%   28.4%   27.1%
                                  -----    ----     -----       -----      -----   -----   -----
Combined ratio..................  114.1%   99.4%    116.1%      102.2%     104.9%  110.4%  107.9%

     France. In France, property-casualty gross premiums written increased by E647 million, or 13.6%, to E5,392 million in 2001 from E4,745 million in 2000, reflecting rate increases in all lines of business. In the commercial and industrial lines, the increase in gross premiums written was also due to new large industrial business and the increase of AGF MAT's share in aviation pools. In the individual lines, our distribution arrangement with Credit Lyonnais Bank also contributed to the increase.

     Net income decreased by E420 million, or 93.1%, to E31 million in 2001 from E451 million in 2000. The decrease resulted primarily from sharply reduced investment results as a result of the weak capital markets. We also experienced an increase in net insurance benefits, due to a greater volume of losses, especially in the second half of the year in our large industrial accounts, as well as a rise in the cost of reinsurance resulting from a change in market conditions for general industrial risks, particularly for non-proportional windstorm covered risks. Our loss ratio in France nonetheless improved to 83.0% in 2001 from 85.8% in 2000, largely reflecting increased premiums, the significant claims recorded in 2000 in relation to the late December 1999 storms "Lothar" and "Martin", a reduction in the frequency of automobile claims, and a decrease in the average claim payments in our private insurance business. Net insurance benefits included E17 million related to the September 11, 2001 terrorist attack.

     Italy. In Italy, property-casualty gross premiums written were E4,585 million in 2001, an increase of E321 million, or 7.5%, from E4,264 million in 2000, primarily due to increased automobile premiums. Automobile premiums increased by E238 million, or 8.8%, in 2001, reflecting the overall rate increases in the Italian market following a twelve-month statutory rate freeze on third-party liability policies which expired in March 2001. We also had an increase in the number of vehicles insured and an increase in rates on automobile policies other than third party liability. We saw moderate increases in our other main lines of business, including fire and personal property, general liability, health and personal accident.

     Net income increased by E229 million, or 88.8%, to E487 million in 2001 from E258 million in 2000, due primarily to improved underwriting results and increased investment results, offset in part by expenses incurred to improve the organizational structure and information technology systems of the RAS group. The loss ratio decreased slightly to 76.7% in 2001 from 77.8% in 2000, reflecting a more selective underwriting policy.

     United Kingdom. In the United Kingdom, property-casualty gross premiums written increased by E399 million, or 18.9%, to E2,507 million in 2001 from E2,108 million in 2000, primarily as a result of increased rates in the automobile and property lines, reflecting the claims experience of UK insurers generally, as well as volume increases in commercial lines and pet insurance.

     Net income increased by E45 million, or 91.8% to E94 million in 2001 from E49 million in 2000, reflecting primarily improved underwriting results due to increased rates in the automobile and property lines. Net insurance benefits decreased by E26 million, or 2.0%, to E1,300 million in 2001 from E1,326 million in 2000, reflecting a more selective underwriting policy. The loss ratio improved to 73.2% in 2001 from 82.7% in 2000, reflecting the increase in gross premiums written and the decrease in net insurance benefits.

     Switzerland. In Switzerland, property-casualty gross premiums written increased by E100 million, or 6.1%, to E1,750 million in 2001 from E1,650 million in 2000. Of this increase, E46 million was due to the one time effect of a change in our method of recording assumed reinsurance premiums. In previous years, such premiums were recorded on a one-year lag basis. In 2001, we began recording such premiums on a current-year basis, with the result that two years' premiums were recorded in 2001. An additional E56 million was attributable to the positive effects of exchange rate movements.

     Net income decreased by E94 million, or 37.8%, to E155 million in 2001 from E249 million in 2000, reflecting a decrease in investment results. The loss ratio deteriorated to 79.1% in 2001 from 71.3% in 2000, despite a low level of natural catastrophes, due to a change in accounting methods whereby approximately E40 million previously allocated to underwriting costs are now included under net insurance benefits. This change in turn improved the expense ratio to 26.9% in 2001 from 30.9% in 2000. We also experienced increased reinsurance claims at ART, including E17 million related to the September 11, 2001 terrorist attack.

     Spain. In Spain, property-casualty gross premiums written increased by E205 million, or 19.1%, to E1,278 million in 2001 from E1,073 million in 2000, reflecting increased sales in all lines of business, particularly automobile lines, where premium increased 21.8%. The increased sales resulted from the reorganization of the distribution system to better incentivize agents and to increase productivity.

     Net income decreased by E37 million, or 53.6%, to E32 million in 2001 from E69 million in 2000, despite improved underwriting results in the automobile line. The decrease reflected primarily the effect of a tax adjustment in 2000, which increased net income in 2000 by E37 million, as well as decreased investment results in 2001. The loss ratio improved to 78.7% in 2001 from 81.1% in 2000, due to more selective underwriting policies introduced in recent years, which led to a reduction in claims frequency, particularly in the automobile line. The expense ratio also improved to 21.2% in 2001 from 23.8% in 2000, due to cost savings resulting from the successful integration of our Spanish subsidiaries into Allianz Spain.

     Other. Property-casualty gross premiums written in Rest of Europe countries other than France, Italy, Switzerland, the United Kingdom and Spain (which we refer to as Other Rest of Europe) increased by E628 million, or 17.3%, to E4,256 million in 2001 from E3,628 million in 2000, primarily as a result of growth in the Netherlands and Ireland. Net income in Other Rest of Europe decreased by E86 million, or 17.6%, to E402 million in 2001 from E488 million in 2000, primarily as a result of deteriorating underwriting results and increased interest expense in the Netherlands.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Gross Premiums Written. Property-casualty gross premiums written in Rest of Europe increased by E987 million, or 6.0%, to E17,302 million in 2000 from E16,315 million in 1999. This increase was due primarily to growth in France, Italy and the United Kingdom. Our Rest of Europe property-casualty operations generally experienced a solidification of rates in 2000, particularly in the automobile line.

     Net income. In Rest of Europe, net income increased by E495 million, or 62.7%, to E1,285 million in 2000 from E790 million in 1999, primarily due to increased net income in France and Switzerland, offset in part by decreased net income in Austria and the Netherlands. Net insurance benefits increased by E578 million, or 5.1%, to E11,976 million in 2000 from E11,398 million in 1999, consistent with the increase of 6.0% in gross premiums written in Rest of Europe. The loss ratio decreased slightly to 80.8% in 2000 from 81.6% in 1999.

     The following table sets forth net loss, expense and combined ratio information for our property-casualty operations in the Rest of Europe by geographic area for the years 2000 and 1999:

                                                  YEAR ENDED DECEMBER 31, 2000
                                 --------------------------------------------------------------
                                                  UNITED
                                 FRANCE   ITALY   KINGDOM   SWITZERLAND   SPAIN   OTHER   TOTAL
                                 ------   -----   -------   -----------   -----   -----   -----
Loss ratio.....................   85.8%    77.8%    82.7%       71.3%      81.1%   82.0%   80.8%
Expense ratio..................   28.3%    21.6%    33.4%       30.9%      23.8%   28.4%   27.1%
                                 -----    -----    -----       -----      -----   -----   -----
Combined ratio.................  114.1%    99.4%   116.1%      102.2%     104.9%  110.4%  107.9%

                                                  YEAR ENDED DECEMBER 31, 1999
                                 --------------------------------------------------------------
                                                  UNITED
                                 FRANCE   ITALY   KINGDOM   SWITZERLAND   SPAIN   OTHER   TOTAL
                                 ------   -----   -------   -----------   -----   -----   -----
Loss ratio.....................   81.4%    80.2%    81.7%       77.0%      89.7%   83.4%   81.6%
Expense ratio..................   28.9%    22.8%    32.9%       27.9%      25.0%   29.9%   27.6%
                                 -----    -----    -----       -----      -----   -----   -----
Combined ratio.................  110.4%   103.0%   114.6%      104.9%     114.7%  113.3%  109.2%

     France. In France, property-casualty gross premiums written increased by E160 million, or 3.5%, to E4,745 million in 2000 from E4,585 million in 1999. Following several years of flat sales, French property-casualty gross premiums increased in 2000 due mainly to a rise in rates, particularly in commercial lines, large accounts and aviation. In the individual market segment, gross premiums written increased by 1.5% following several years of decreases. The positive trend resulted from household sales increases and the increased demand for auto and fleet products. Compared to 1999, every distribution channel contributed to the increase. The AGF Group strategy to develop partnerships in multi-distribution channels has also been successful, particularly a distribution arrangement with Credit Lyonnais Bank, which contributed to an increase in gross premiums written of 21.6% (E54 million) in 2000.

     Net income increased by E67 million, or 17.4%, to E451 million in 2000 from E384 million in 1999, primarily due to reduced expenses reflecting the greater efficiencies achieved in 2000 following the additional costs incurred in 1999, together with reduced taxes due primarily to increased tax-exempt income. These increases were offset by the E186 million pretax impact of the late-December 1999 storms "Lothar" and "Martin". Net insurance benefits increased by E212 million, or 6.9%, to E3,275 million in 2000 from E3,063 million in 1999. The loss ratio increased to 85.8% in 2000 from 81.4% in 1999, due primarily to losses and claim management costs resulting from winter storms "Lothar" and "Martin" and increased reinsurance costs, and to a lesser extent, an increase in current year claims in damages. As noted above, losses from winter storms "Lothar" and "Martin" were far higher than initially expected, and were underestimated by the market as a whole. The expense ratio decreased in 2000 due to the comparatively greater increase in premiums.

     Italy. In Italy, property-casualty gross premiums written were E4,264 million in 2000, an increase of E193 million, or 4.7%, from E4,071 million in 1999. Automobile premiums increased by E186 million, or 7.4%, to E2,704 million in 2000 from E2,518 million in 1999. This reflects primarily a premium increase of 8.2% in automobile business other than third party liability premiums, which increased by only 5.1% due to a statutory freeze in tariffs for a period of twelve months beginning in March 2000. Fire and personal property premiums increased by E3 million, or 1.2%, in line with market trends. Health premiums increased by E19 million, or 12.7%, due primarily to a single large group policy written in 2000. General liability premiums increased by E23 million, or 7.7%, due to increasing sales of all-risk products for families and small businesses.

     Net income increased by E19 million, or 7.9%, to E258 million in 2000 from E239 million in 1999 due to an increase in underwriting results and investment income, which exceeded the growth in taxes of E98 million from 1999 levels. Taxes in 1999 reflect the release of deferred taxes resulting from a reduction in statutory tax rates. The freeze on automobile policy tariffs had a negative impact on net income due to lower premiums and is expected to have a negative effect in the next few years as well. The results were also negatively impacted by a charge taken in respect of a fine imposed by the Italian antitrust authority in 2000. See "-- Regulation and Supervision -- Insurance -- Italy." In addition, net insurance benefits increased by E73 million, or 2.5%, to E3,049 million in 2000 from E2,976 million in 1999. This reflects the combined effect of an increase in the severity of motor vehicle claims, primarily due to a further increase of personal injury costs, partially offset by a reduction in claim frequency due to the adoption of a more selective underwriting policy in the last few years. The loss ratio decreased to 77.8% in 2000 from 80.2% in 1999, because the growth in premiums exceeded the increase in claims. The expense ratio decreased to 21.6% in 2000 from 22.8% in 1999 due to the comparatively greater increase in premiums and cost savings resulting from the merger of several RAS subsidiaries in 1999.

     United Kingdom. In the United Kingdom, property-casualty gross premiums written increased by E158 million, or 8.1%, to E2,108 million in 2000 from E1,950 million in 1999, reflecting primarily increased rates in the automobile and property lines reflecting the claims experience of UK insurers generally.

     Net income decreased by E8 million, or 14.0%, to E49 million in 2000 from E57 million in 1999, reflecting primarily the decreased underwriting results at Cornhill, offset in part by increased investment results. The net income of Cornhill decreased by E39 million to a loss of E11 million in 2000 from income of E28 million in 1999, due to losses in the industrial lines. Net insurance benefits increased by E96 million, or 7.8%, to E1,326 million in 2000 from E1,230 million in 1999 as the loss ratio deteriorated slightly to 82.7% in 2000 from 81.7% in 1999.

     Switzerland. In Switzerland, property-casualty gross premiums written increased by E67 million, or 4.2%, to E1,650 million in 2000 from E1,583 million in 1999, due primarily to an increase in ART reinsurance assumed, reflecting both increased sales of conventional insurance and alternative risk transfer solutions, as well as an increase in direct business, in particular in the automobile line. These increases were offset by a E44 million decrease in premiums resulting from Joint Re, a reinsurance subsidiary which was put into runoff in 2000.

     Net income increased by E109 million, or 77.9%, to E249 million in 2000 from E140 million in 1999, reflecting improved results in our ART business, an increase in investment income and capital gains, and a decline in net insurance benefits to E1,134 million in 2000 from E1,150 million in 1999, a decrease of E16 million, or 1.4%. Overall, the loss ratio decreased to 71.3% in 2000 from 77.0% in 1999, reflecting primarily a lower, but still high level of natural catastrophes, together with positive development in our ART business.

     Spain. In Spain, property-casualty gross premiums written increased by E15 million, or 1.4% to E1,073 million in 2000 from E1,058 million in 1999, primarily due to increased automobile premium rates, consistent with market trends in general. These increases were necessitated by rising loss expenses. The increase was partially offset by a reduction in the number of automobile policies in force. Premiums in our personal lines were unchanged from 1999, while premiums in our industrial lines increased moderately, primarily due to the introduction of a new multi-risk product.

     Net income increased by E83 million to E69 million in 2000 from a loss of E14 million in 1999, primarily as a result of improved underwriting results in the automobile line, together with higher investment income. The loss ratio improved to 81.1% in 2000 from 89.7% in 1999, due to the rate increases in the automobile line, portfolio cleansing and more selective underwriting. The expense ratio also improved, reflecting personnel reductions and synergy effects achieved in the past year.

     Other. Property-casualty gross premiums written in Rest of Europe countries other than France, Italy, Switzerland, the United Kingdom and Spain (which we refer to as Other Rest of Europe) increased by E436 million, or 13.7%, to E3,628 million in 2000 from E3,192 million in 1999, primarily as a result of increases in premiums in Belgium, the Netherlands, Ireland and other European countries. Net income decreased E81 million, or 14.2%, to E488 million in 2000 from E569 million in 1999, due primarily to losses in Austria reflecting the one-time restructuring change of the Allianz Group in Austria and increased interest expense in the Netherlands. The loss ratio decreased to 82.0% in 2000 from 83.4% in 1999, primarily due to improved underwriting results in the Netherlands and Ireland.

                                     NAFTA

DESCRIPTION OF BUSINESS

     Our property-casualty insurance markets in the NAFTA zone are the United States, Canada and Mexico. As a percentage of our total property-casualty gross premiums written worldwide, the NAFTA zone accounted for 15.6%, 15.9%, and 14.6% in 2001, 2000 and 1999, respectively.

     United States. The United States is the world's largest property-casualty insurance market, based on gross premiums written in 2000. Our property-casualty operations in the United States are organized under the umbrellas of Allianz of America, Inc. and Allianz Insurance Co. Allianz of America comprises a group of companies writing a wide variety of property-casualty lines of business. We have been present in the United States since 1977, when we established Allianz Insurance Co., a leading provider of commercial insurance to major corporate customers, as one of our first U.S. subsidiaries. In 1991, we acquired Fireman's Fund Insurance Company, a leading personal and commercial lines property-casualty insurance company founded in 1864. Our operations in the United States accounted for 90.2% of our gross written property-casualty insurance premiums in the NAFTA zone in 2001.

     The primary property-casualty products which we offer in the United States are generally similar to those offered by the German Property-Casualty Group in Germany. We also write specialized commercial lines coverages, including crop insurance and other agricultural products, umbrella and high-excess casualty programs, marine insurance and surety insurance. In addition, we offer workers' compensation policies that cover businesses for job-related injuries to or disability or death of their employees, without regard to fault.

     Other. We also conduct property-casualty operations in Canada and Mexico. Our property-casualty products are generally similar to those we offer and sell in the United States.

RESULTS OF OPERATIONS

     The following table shows key financial data for our NAFTA zone property-casualty operations. Consistent with our general practice, gross premiums written by geographic region are presented before consolidation adjustments representing the elimination of transactions between Group companies in different countries and different segments, and net income by geographic region is presented before those consolidation adjustments, amortization of goodwill and minority interests.

                      NAFTA -- PROPERTY-CASUALTY: KEY DATA

                                                      YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------
                                           2001                2000                1999
                                     -----------------   -----------------   -----------------
                                      GROSS               GROSS               GROSS
                                     PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                     WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                     --------   ------   --------   ------   --------   ------
                                                          (E IN MILLIONS)
United States......................   6,171       (986)   5,667      (100)    4,865      292
Canada.............................     539        (40)     516        (1)      460       10
Mexico.............................     135         (4)     137        15        88        8
Consolidated adjustments...........     (23)        --      (20)       --       (29)      --
                                      -----     ------    -----      ----     -----      ---
  Total............................   6,822     (1,030)   6,300       (86)    5,384      310
                                      =====     ======    =====      ====     =====      ===

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Gross Premiums Written. Gross premiums written in the NAFTA zone increased E522 million, or 8.3%, to E6,822 million in 2001 from E6,300 million in 2000, due primarily to increases in the United States. Gross premiums written in the United States increased E504 million, or 8.9% to E6,171 million in 2001 from E5,667 million in 2000. Excluding the effect of exchange rate movements (E201 million), gross premiums written increased by 5.3%, primarily reflecting growth at Fireman's Fund. On a constant currency basis, gross premiums written for commercial and automobile lines in the United States increased by 6.6% and 13.3%, respectively, as a result of rate increases due to the hardening market. Premium increases also reflect growth from new business in the liability, marine and crop lines of business. These increases were offset by a decrease in workers' compensation at Fireman's Fund, which continued to reduce its exposure to this line of business in 2001. On a constant currency basis, our workers' compensation gross written premiums decreased by 19.6%.

     Net Income. In the NAFTA zone, net income decreased sharply by E944 million to a loss of E1,030 million in 2001 from a loss of E86 million in 2000, due primarily to decreases in the United States. Net income from property-casualty operations in the United States decreased by E886 million, to a loss of E986 million in 2001 from a loss of E100 million in 2000, due primarily to the September 11, 2001 terrorist attack in the United States and weakness in the U.S. capital markets. The loss ratio in the NAFTA zone increased to 99.9% in 2001 from 87.9% in 2000, largely due to net claims of E642 million at Allianz Insurance Co. and E55 million at Fireman's Fund related to the September 11, 2001 terrorist attack.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Gross Premiums Written. Gross premiums written in the NAFTA zone increased E916 million, or 17.0%, to E6,300 million in 2000 from E5,384 million in 1999, due primarily to increases in the United States. Gross premiums written in the United States increased by E802 million, or 16.5%, to E5,667 million in 2000 from E4,865 in 1999. Excluding the effect of exchange rate movements (E697 million), gross premiums written increased by 2.2%, primarily reflecting the moderate growth experienced by Fireman's Fund. On a constant currency basis, United States gross premiums written for our commercial business increased by 7.1%. This was the result of increased rates as prices began to harden in 2000. In our workers' compensation line, poor results from adverse loss development, affecting the entire market, prompted a sharp reduction in our premiums as Fireman's Fund reduced its exposure to this line of business. On a constant currency basis, our workers' compensation gross written premiums in the United States decreased by 19.7%. Automobile premiums were relatively stable when compared to 1999 with a slight growth of approximately 1.3% on a constant currency basis. Our personal property line of business grew by approximately 6.7% in constant currency due to organic growth in affluent personal insurance and acquisitions of books of business.

     Net income. In the NAFTA zone, net income decreased by E396 million, or 127.7%, to a loss of E86 million in 2000 from income of E310 million in 1999, due primarily to adverse underwriting results in the United States. Net insurance benefits increased by E583 million, or 18.6%, to E3,721 million in 2000 from E3,138 million in 1999, largely reflecting the effects of changes in exchange rates. The loss ratio increased to 87.9% in 2000 from 80.5% in 1999 and was largely affected by the adverse development of the workers' compensation line of business at Fireman's Fund, which constitutes a relatively large portion of our commercial lines business in the NAFTA zone. In addition, our affluent segment also experienced increased losses due to unusually high water-and weather-related claims, in addition to the payout of one severe property loss. Losses in other segments also contributed to the deterioration of Fireman's Fund's claims results.

                                 REST OF WORLD

DESCRIPTION OF BUSINESS

     The primary property-casualty insurance markets in which we operate in the Rest of World are Asia-Pacific and South America. As a percentage of our total property-casualty gross premiums written worldwide, Rest of World accounted for 5.5%, 4.8%, and 4.2% in 2001, 2000 and 1999, respectively.

Asia-Pacific

     Australia. Australia is the world's eleventh-largest property-casualty market, based on gross premiums written in 2000. Through Allianz Australia Group, we serve the markets of Australia, New Zealand and Papua New Guinea. Allianz Australia Group's insurance operations comprise exclusively property-casualty insurance products and services. We are the largest workers' compensation insurer in Australia, based on gross premiums written in 2001, and a leading provider of rehabilitation and occupational health, safety and environment services. In Australia, we insure approximately one in five of the nation's employees. We also operate in certain niche areas including premium financing and pleasure craft insurance. We market our products through brokers, which are the major distribution channels for commercial business in Australia, as well as non-tied agents (including automobile dealers, accountants and banks) and directly to the customer. Allianz Australia Group had gross premiums written of E1,048 million in 2001.

     Taiwan. We conduct our property-casualty operations in Taiwan through our subsidiary Allianz President General. Allianz President General, together with Allianz President Life Insurance, is part of the joint venture we established in June 1999 with Uni-President Group, which is one of Taiwan's leading business groups with diversified interests ranging from banking to commercial manufacturing. The company offers a wide range of property-casualty insurance products such as automobile, engineering and construction insurance through agents, brokers, the Internet and approximately 2,500 7-Eleven stores throughout Taiwan. Allianz President General generated property-casualty insurance gross premiums written of E89 million in 2001.

     Malaysia. In October 2001, we increased to over 90% our ownership of the issued capital of Malaysia British Assurance Berhard (MBA), the second-largest property-casualty insurer in Malaysia. MBA generated gross written premiums of E126 million for the year 2001, E48 million of which has been consolidated in our financial results.

     Other. We also market property-casualty insurance products and services through our subsidiaries in Japan, Hong Kong, Indonesia, Laos, Singapore and Vietnam, and through signed joint venture agreements with Bajaj Auto, a large manufacturing company in India and the CP Group, a large conglomerate in Thailand.

South America

     Brazil. We conduct our property-casualty operations in Brazil through our subsidiary AGF Seguros. With gross premiums written of E355 million in 2001, AGF Seguros is our largest property-casualty operation in South America and the sixth-largest property-casualty insurance provider in Brazil. The company writes primarily automobile insurance, together with fire, transportation and other lines. Distribution is primarily through brokers.

     Colombia. In Colombia, we operate through our subsidiary Colseguros. Gross premiums written in Colombia were E267 million in 2001. We are the largest property-casualty insurance provider in Colombia and are particularly strong in the industrial risks business. Distribution is primarily through agents. Brokers also play an important role in the commercial lines business.

     Other. In addition to the markets described above, we sell property-casualty products in Argentina, Venezuela and Chile.

RESULTS OF OPERATIONS

     The following table shows key financial data for our Rest of World property-casualty operations. Consistent with our general practice, gross premiums written by geographic region are presented before consolidation adjustments representing the elimination of transactions between Group companies in different countries and different segments, and net income by geographic region is presented before those consolidation adjustments, amortization of goodwill and minority interests.

                  REST OF WORLD -- PROPERTY-CASUALTY: KEY DATA

                                                           YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------
                                                2001                2000                1999
                                          -----------------   -----------------   -----------------
                                           GROSS               GROSS               GROSS
                                          PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                          WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                          --------   ------   --------   ------   --------   ------
                                                               (E IN MILLIONS)
Asia-Pacific............................   1,344       11        784       31        715      (127)
South America...........................     962       29        891      (34)       697        26
Other...................................      95       (1)       211        8        147         3
                                           -----       --      -----      ---      -----      ----
  Total.................................   2,401       39      1,886        5      1,559       (98)
                                           =====       ==      =====      ===      =====      ====

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Gross Premiums Written. Gross premiums written in Rest of World increased by E515 million, or 27.3%, to E2,401 million in 2001 from E1,886 million in 2000. The increase was primarily attributable to our Australian operations, which acquired a significant block of business in 2001.

     Net Income. In Rest of World, net income increased by E34 million, to E39 million in 2001 from E5 million in 2000, due primarily to increased income in South America from our Brazilian and Colombian operations. These increases were offset in part by decreased income in Asia-Pacific. The loss ratio decreased to 72.8% in 2001 from 75.5% in 2000, reflecting more favorable underwriting results in South America, partially offset by deteriorating underwriting results in our Australian operations in Asia-Pacific.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Gross Premiums Written. Gross premiums written in Rest of World increased E327 million, or 21.0%, to E1,886 million in 2000 from E1,559 million in 1999. The increase was primarily attributable to the first-time consolidation of our acquisition at the end of 1999 of Columbiana De Inversion in Colombia, which increased gross written premiums by E165 million.

     Net Income. In Rest of World, net income increased by E103 million to E5 million in 2000 from a loss of E98 million in 1999, due primarily to our operations in Australia. Net income from our Australian operations increased by E148 million to E35 million in 2000 from a loss of E113 million in 1999, reflecting primarily growth in gross premiums written and improved underwriting results.

                                SPECIALTY LINES

DESCRIPTION OF BUSINESS

     In addition to our multi-local approach to our global insurance business, under which our non-German insurance businesses are locally managed, generally through regional flagship subsidiaries, we manage our specialty lines of credit/trade insurance and travel/assistance insurance on a worldwide basis. Each of our specialty lines is a global leader, including credit insurance through our subsidiaries EULER and HERMES, which together make us the largest credit insurer in the world, and travel/assistance insurance, where we are also one of the world's largest insurers.

     Credit Insurance. Through our French subsidiary, EULER, and our German subsidiary, HERMES, we are the largest credit insurer in the world, with an estimated world market share of 36.0%, based on gross premiums written in 2001. Through EULER and HERMES, we are either the largest or the second-largest credit insurer in 17 of the 29 markets in which we operate. Our credit operations generated gross premiums written of E1,589 million in 2001, E1,611 million in 2000 and E1,534 million in 1999.

     EULER is the global leader in credit insurance in terms of gross premiums written and one of the European market leaders in factoring. EULER's credit insurance operations are rated AA+ by Standard & Poor's, the highest rating given to a credit insurer.

     HERMES is the leading credit insurer in Germany, with an estimated domestic market share of approximately 41.6% at December 31, 2001, based on gross premiums written. HERMES cedes a large portion of its gross premiums written to reinsurers, primarily Munich Re. The percentage of gross premiums written ceded in reinsurance was 67.4% in 2001, 69.4% in 2000 and 69.0% in 1999, of which 22.9%, 20.3% and 15.8%, respectively, was ceded to Allianz AG and 32.2%, 32.2% and 34.1%, respectively, was ceded to Munich Re.

     EULER and HERMES provide customers around the world with a wide range of credit insurance and related products and services, including commercial credit insurance and reinsurance. In addition, EULER offers factoring services, while HERMES offers guarantee insurance, fidelity insurance and consumer credit insurance and participates in, and derives fee income from, the German federal government's export credit guarantee program.

     In March 2002, the operations of EULER and HERMES, which complement each other in terms of product mix and geographical penetration, were consolidated into a new corporate entity called EULER & HERMES S.A., further strengthening our presence in the marketplace.

     Travel and Assistance Insurance. We are one of the world's largest providers of travel and assistance insurance. Our travel and assistance insurance operations generated gross premiums written of E732 million in 2001, E656 million in 2000 and E581 million in 1999. We believe that internal growth and recent acquisitions in our travel and assistance business will enable us to strengthen our leading market position and achieve enhanced efficiencies in this dynamic market.

     With a view toward establishing long-term partnerships, our travel and assistance business provides business-to-business services to clients in the travel, insurance, automobile and banking industries. Our travel and assistance business offers its partners a wide range of services in the areas of mobility and travel (travel insurance and assistance, vehicle assistance), home assistance (assistance in the event of damage to property, for example), person-related assistance (babysitting services, hotlines, unemployment services, assistance to dependent or elderly persons, and other services) as well as customer services (customer relations services, hotlines, and legal and financial information by telephone).

     We provide travel and assistance insurance primarily through the Mondial Assistance Group (previously called the Elmonda Group), which was founded in 1999 and is owned equally by our subsidiaries AGF and RAS. Mondial Assistance is present in 26 countries, through branch offices and subsidiaries, and works with a network of partners worldwide. All of the companies of Mondial Assistance can call upon the services and support of Mondial Assistance's headquarters in Zurich and Paris in the areas of travel and assistance products, corporate marketing and sales, finance, audit and consulting, and information systems.

RESULTS OF OPERATIONS

     The following table shows key financial data for our specialty insurance operations. Consistent with our general practice, gross premiums written by geographic region are presented before consolidation adjustments representing the elimination of transactions between Group companies in different countries and different segments, and net income by geographic region is presented before those consolidation adjustments, amortization of goodwill and minority interests.

                         SPECIALTY INSURANCE: KEY DATA

                                                           YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------
                                                2001                2000                1999
                                          -----------------   -----------------   -----------------
                                           GROSS               GROSS               GROSS
                                          PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                          WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                          --------   ------   --------   ------   --------   ------
                                                               (E IN MILLIONS)
Credit..................................   1,589       91      1,611      203      1,534      138
Travel and assistance...................     732        3        656       24        581       23
                                           -----       --      -----      ---      -----      ---
                                           2,321       94      2,267      227      2,115      161
                                           =====       ==      =====      ===      =====      ===

YEAR ENDED DECEMBER 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Gross Premiums Written. Gross premiums written in our specialty lines increased E54 million, or 2.4%, to E2,321 million in 2001 from E2,267 million in 2000, reflecting an increase in the travel and assistance lines, offset in part by a decrease in the credit lines. The increase in travel and assistance premiums is attributable to internal growth, together with targeted acquisitions. The decrease in the credit lines was due to a change in the method of reporting service fees for

EULER. Prior to 2001, these fees were included as part of gross premiums written. Beginning in 2001, these fees, which amounted to E144 million and E122 million in 2001 and 2000, respectively, were excluded from gross premiums written consistent with the treatment of such fees by HERMES. Excluding the impact of this change, gross premiums written would have increased by E122 million, or 7.6%, in 2001 compared to 2000, primarily due to internal growth.

     Net Income. In our specialty lines, net income decreased by E133 million, or 58.6%, to E94 million in 2001 from E227 million in 2000, due primarily to reduced net income in the credit line, resulting from an increased number of large claims as a result of unfavorable economic conditions. Net income in our travel and assistance lines also decreased due to lower investment results and higher expenses for assistance services. The loss ratio increased to 66.5% in 2001 from 53.1% in 2000, largely due to the increased claims in the credit line.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Gross Premiums Written. Gross premiums written in our specialty lines increased E152 million, or 7.2%, to E2,267 million in 2000 from E2,115 million in 1999, reflecting increases in both the credit and the travel and assistance lines. Increased premium in the credit lines resulted primarily from internal growth. In the travel and assistance lines, E9 million of the increase was attributable to the first time consolidation of the results of World Access in 2000, and the remainder was attributable to internal growth.

     Net Income. In our specialty lines, net income increased by E66 million, or 41.0%, to E227 million in 2000 from E161 million in 1999, due primarily to increased income in our credit business, resulting from improved underwriting results. The loss ratio decreased to 53.1% in 2000 from 55.9% in 1999 and was largely affected by improvement in the quality of risk selection in our credit lines.

                        LIFE/HEALTH INSURANCE OPERATIONS

     The following table sets forth certain financial information for our life/health insurance operations for the years indicated:

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
                                                                    (E IN MILLIONS)
Gross premiums written(1)...................................   20,145    20,239    18,473
                                                              -------   -------   -------
Premiums earned (net)(2)....................................   18,317    18,378    16,399
Interest and similar income.................................   10,765    10,152     9,889
Income from affiliated enterprises joint ventures and
  associated enterprises....................................      525       693       625
Other income from investments...............................    3,562     6,667     4,702
Trading income..............................................     (117)      (49)       --
Fee and commission income, and income from service
  activities................................................      268       271       159
Other income................................................      866     1,139       949
                                                              -------   -------   -------
  Total income..............................................   34,186    37,251    32,723
                                                              -------   -------   -------

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
                                                                    (E IN MILLIONS)
Insurance benefits (net)....................................  (21,979)  (26,354)  (24,376)
Interest and similar expenses...............................     (492)     (148)     (119)
Other expenses for investments..............................   (5,537)   (3,004)   (1,876)
Loan loss allowance.........................................       (4)       --        --
Acquisition costs and administrative expenses...............   (4,259)   (3,927)   (3,119)
Amortization of goodwill....................................     (146)     (137)     (104)
Other expenses..............................................   (1,357)   (2,055)   (1,899)
                                                              -------   -------   -------
  Total expenses............................................  (33,774)  (35,625)  (31,493)
                                                              -------   -------   -------
Earnings from ordinary activities before taxation...........      412     1,626     1,230
Taxes.......................................................      (99)     (343)     (347)
Minority interests in earnings..............................      (84)     (658)     (491)
                                                              -------   -------   -------
Net income..................................................      229       625       392
                                                              -------   -------   -------
Special income effects......................................       --        16       (82)
                                                              -------   -------   -------
Adjusted net income.........................................      229       641       310
                                                              =======   =======   =======

---------------

(1) Under IAS reporting standards, gross written premiums include fee income generated from unit-linked and other investment-oriented products, but do not include the full amount of statutory premiums written on these products. On a statutory premium basis, total premiums written were E33,687 million, E31,025 million and E25,247 million in 2001, 2000 and 1999, respectively.

(2) Net of reinsurance ceded of E1,169 million, E1,139 million and E1,169 million, in 2001, 2000 and 1999, respectively.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Gross Premiums Written. Gross premiums written of our life/health operations in 2001 decreased by E94 million, to E20,145 million in 2001 from E20,239 million in 2000. Disregarding the effects of exchange rate movements, which reduced 2001 life/health gross premiums written by E85 million, gross premiums written would have decreased by E9 million. A large portion of the decrease is explained by the sale of a large group policy in France in 2000, which increased gross premiums written in that year by approximately E800 million. Excluding the impact of this sale, together with the impact of foreign exchange movements, gross premiums written would have increased by E791 million, or 3.9%, in 2001, due to increases in Rest of Europe and Rest of World. On a statutory premium basis, gross premiums written increased by E2,662 million, or 8.6%, to E33,687 million in 2001 from E31,025 million in 2000, reflecting the general trend towards investment-oriented insurance products in Rest of Europe and the United States.

     Premiums Earned (Net). On a Group-wide basis, life/health net premiums earned in 2001 and 2000 reflected premiums ceded to reinsurers of E1,169 million and E1,139 million, respectively, resulting in overall retention levels of approximately 94.0% in 2001 and 94.2% in 2000. Net premiums decreased slightly by E61 million to E18,317 million in 2001 from E18,378 million in 2000, consistent with the slight decrease in gross premiums written in this period.

     Insurance Benefits (Net). Net insurance benefits for our worldwide life/health business consist of benefits paid, changes in aggregate policy reserves, and expenses of premium refunds to policyholders. Net life/health insurance benefits decreased by E4,375 million, or 16.6%, to

E21,979 million in 2001 from E26,354 million in 2000, primarily as a result of reduced income from investments in 2001. The reduction in income from investments in turn resulted in reduced policyholder participation benefits, which are included in benefits paid and changes in aggregate policy reserves.

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses which consist primarily of payments and changes in deferred acquisition costs, administrative expenses, and net underwriting costs, increased by E332 million, or 8.5%, to E4,259 million in 2001 from E3,927 million in 2000, due primarily to increased underwriting costs resulting from the continued expansion of our investment-oriented products. Under IAS, these costs are expensed as incurred, even though significantly less than the amount of statutory premium is recognized as revenue.

     Net Income. Net income from life/health insurance decreased by E396 million, or 63.4%, to E229 million in 2001 from E625 million in 2000, primarily as a result of reduced income from investments, particularly in Germany and Rest of Europe. See "-- Asset Management Operations -- Investment Income" for a discussion of investment results for life/health insurance investments.

     On a Group-wide basis, amortization of goodwill in our life/health lines increased to E146 million in 2001 from E137 million in 2000, while minority interest decreased to E84 million in 2001 from E658 million in 2000. The decrease in minority interests resulted primarily from decreased earnings.

     The consolidated results of our life/health operations in 2000 included the effects of certain special adjustments to income taxes. There were no special adjustments to our consolidated results of operations in 2001. Excluding the impact of these items in 2000, net income would have decreased by E412 million, or 64.3%, to E229 million in 2001 from E641 million in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Gross Premiums Written. Gross premiums written of our life/health operations in 2000 increased by E1,766 million, or 9.6%, to E20,239 million in 2000 from E18,473 million in 1999. Disregarding the effects of exchange rate movements, which increased 2000 life/health gross premiums written by E181 million, gross premiums written increased by E1,585 million, or 8.6%, largely as a result of premium growth in Rest of Europe and Rest of World.

     Net Premiums. On a Group-wide basis, net life/health premiums written in 2000 and 1999 reflected premiums ceded to reinsurers of E1,139 million and E1,169 million, respectively, resulting in overall retention levels of approximately 94.2% in 2000 and 93.3% in 1999. Net premiums increased by E1,979 million, or 12.1%, to E18,378 million in 2000 from E16,399 million in 1999, which was slightly greater than the 9.6% increase in gross premiums written in this period.

     Insurance Benefits (Net). Net insurance benefits for our worldwide life/health business consist of benefits paid, changes in aggregate policy reserves, and expenses of premium refunds to policyholders. Net life/health policy benefits increased by E1,978 million, or 8.1%, to E26,354 million in 2000 from E24,376 million in 1999, reflecting primarily increased income from investments in 2000. The increase in income from investments resulted in turn in increased policyholder participation benefits, which are included in benefits paid and changes in aggregate policy reserves.

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses, which consist primarily of payments and changes in deferred acquisition costs, administrative expenses, and net underwriting costs increased by E808 million, or 25.9%, to E3,927 million in 2000 from E3,119 million in 1999 due primarily to increased underwriting costs as a result of the continued expansion of our investment-oriented products. Under IAS, these costs are expensed as incurred, even though significantly less than the amount of statutory premium is recognized as revenue.

     Net Income. Net income from life/health insurance increased by E233 million, or 59.4%, to E625 million in 2000 from E392 million in 1999, due to increases in Germany and Rest of Europe, primarily as a result of increased income from investments, offset in part by a decrease in Rest of World, primarily due to decreases in South Korea, where we incurred restructuring and portfolio optimization expenses in 2000. See "Asset Management
Operations -- Investment Income" for a discussion of investment results for life/health insurance investments.

     On a Group-wide basis, amortization of goodwill and minority interests in life/health lines increased 33.6%, to E795 million in 2000 from E595 million in 1999. Of such amount, amortization of goodwill increased to E137 million in 2000 from E104 million in 1999, while minority interest increased to E658 million in 2000 from E491 million in 1999.

     Our consolidated results of operations include the effects of certain special adjustments to income taxes, including an expense of E16 million in 2000 and a benefit of E82 million in 1999. These adjustments to income taxes included the release of deferred taxes, primarily in Germany, resulting from a decrease in statutory tax rates. In 2000, the statutory tax rate in Germany was reduced from 40% to 25%, effective for 2001. Under IAS, deferred tax assets and liabilities were revalued in 2000, leading to non-recurring net income effects. In 1999, statutory tax rates in Germany were also reduced, but to a lesser extent. Excluding the impact of these items, net income would have increased by E331 million, or 106.8%, to E641 million in 2000 from E310 million in 1999. The effect of these special adjustments on our geographic segment results is further discussed where applicable under "-- Discussion of Life/Health Operations by Geographic Region" below.

           DISCUSSION OF LIFE/HEALTH OPERATIONS BY GEOGRAPHIC REGION

     The following table sets forth our gross life/health premiums written and net income by geographic region for the years indicated. Consistent with our general practice, gross premiums written by geographic region are presented before consolidation adjustments representing the elimination of transactions between Group companies in different geographic regions and different segments, and net income by geographic region is presented after tax and before those consolidation adjustments, amortization of goodwill and minority interests.

                                                           YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------
                                                2001                2000                1999
                                          -----------------   -----------------   -----------------
                                           GROSS               GROSS               GROSS
                                          PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                          WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                          --------   ------   --------   ------   --------   ------
                                                               (E IN MILLIONS)
Germany
  Life..................................    8,969       65      9,094      514      8,916      234
  Health................................    2,691       48      2,587       56      2,513       58
  Consolidation adjustments.............       --       14         --       13         --        1
                                           ------     ----     ------    -----     ------     ----
     Total..............................   11,660      127     11,681      583     11,429      293
Rest of Europe..........................    5,486      381      5,751      910      4,930      665
Rest of World...........................    3,010      (49)     2,818      (71)     2,047       31
Consolidation adjustments...............      (11)      --        (11)      (2)        67       (2)
                                           ------     ----     ------    -----     ------     ----
     Subtotal...........................   20,145      459     20,239    1,420     18,473      987
Amortization of goodwill................       --     (146)        --     (137)        --     (104)
Minority interests......................       --      (84)        --     (658)        --     (491)
                                           ------     ----     ------    -----     ------     ----
     Total..............................   20,145      229     20,239      625     18,473      392
                                           ======     ====     ======    =====     ======     ====

     A significant portion of our life/health operations in Rest of Europe and Rest of World consists of sales of unit-linked products. Only the fee income generated from the sale of such products is included in gross premiums written under IAS.

                                    GERMANY

DESCRIPTION OF BUSINESS

     We were the largest provider of life insurance and the third-largest provider of health insurance in Germany, with estimated market shares of 15.2% and 12.5%, respectively, as measured by gross premiums written in 2001. Germany is by far our most important market for life/health insurance. As a percentage of our total life/health gross premiums written worldwide, Germany accounted for 57.8% in 2001, 57.7% in 2000 and 61.6% in 1999. On a statutory premium basis, Germany accounted for 34.6% of our total life/health gross premiums written in 2001.

     We conduct our life/health insurance operations in Germany through:

     - Allianz Lebensversicherungs-AG (or Allianz Leben), the main operating company for our German life insurance operations. At December 31, 2001, we owned 50.5% of Allianz Leben. In January 2002, pursuant to an agreement announced in April 2001, we purchased an additional 40.6% of Allianz Leben's outstanding shares from Munich Re, thereby increasing our shareholding in Allianz Leben to 91.1%, with the balance of the outstanding shares in Allianz Leben publicly traded in Germany. See "Major Shareholders and Related Party Transactions";

     - Deutsche Lebensversicherungs-AG, a wholly owned subsidiary of Allianz Leben, which is our vehicle for selling standardized, low-cost term insurance and unit-linked annuities in Germany; and

     - Vereinte Lebensversicherung AG (or Vereinte Leben), which sells Allianz Leben products under its own brand name.

     - Vereinte Krankenversicherung AG (or Vereinte Health), our health insurance subsidiary.

     Our life/health insurance operations in Germany employed 10,366 people at the end of 2001, 9,995 people at the end of 2000 and 10,279 people at the end of 1999.

DISTRIBUTION

     Our distribution channels for our life/health products in Germany are similar to those used for our property-casualty products. Many of our products in Germany are distributed through common or overlapping distribution systems. In our German life/health insurance businesses, we distribute our products primarily through a network of self-employed, full-time tied agents. For our individual life, health and mutual fund products, the network of full-time tied agents is our most important distribution channel. Brokers are also an important channel for the distribution of Allianz Leben's and Vereinte Health's group life and health products. The bank distribution channel is utilized primarily in our life insurance business. We distribute our life insurance products through Dresdner Bank, and under contractual arrangements with Volks-und Raiffeisenbanken, and a network of cooperative banks in southern Germany, as well as through IKB, a German industrial credit bank. In connection with our acquisition of Dresdner Bank on July 23, 2001, we expect to place approximately 1,000 insurance specialists to sell both life insurance products and property-casualty insurance products at Dresdner Bank branches throughout Germany, of whom more than 700 had been placed at December 31, 2001. We terminated our previous distribution agreements with HypoVereinsbank upon our acquisition of Dresdner Bank. See "Major Shareholders and Related Party Transactions."

     The following sets forth certain key data concerning our distribution systems as they relate to life and health insurance at and for the year ended December 31, 2001:

                                                                              % OF 2001
                                                                         --------------------
                                                                           LIFE       HEALTH
                                                            NUMBER(1)    PREMIUMS    PREMIUMS
                                                            ---------    --------    --------
Full-time tied agents.....................................   11,970        61.0        82.1
Part-time tied agents.....................................   43,201         6.0         6.6
Brokers...................................................    7,878         9.5         6.3
Banks.....................................................    2,541(2)     17.7          --
Other(3)..................................................       --         5.8         5.0
                                                                          -----       -----
  Total...................................................                100.0       100.0
                                                                          =====       =====

---------------

(1) Represents the total number in Germany for all Allianz Group segments.

(2) Represents the number of German branches at Dresdner Bank, (803), and at two unaffiliated banks, Volks- und Raiffeisenbanken (1,730) and Industrie Kredit-Bank (8), with which we have distribution agreements covering our property-casualty and life/health insurance products.

(3) Includes all Allianz Group employees in Germany, who are able to sell Allianz policies.

LIFE INSURANCE

     Life insurance is the most popular form of savings for old age in Germany. With the demographic shift toward an aging German population, we see increasing opportunities for our life insurance business as private sector products are used to supplement decreasing levels of state provisions. In addition, the demand for insurance against financial loss resulting from occupational disability has grown rapidly in Germany in recent years as the German statutory social insurance system has provided declining levels of support. In 2001, approximately 60% of our new policies included supplementary occupational disability insurance products.

     On January 1, 2002, a new law (the Altersvermogensgesetz) took effect, providing incentives for private retirement plans and company pension funds beginning in 2002. The new law, which was enacted by the German legislature in May 2001, provides for direct state subsidies or, in certain circumstances, tax-free premium payments, and it requires that life-long benefit payments be guaranteed. The benefit payments will be subject to income tax. The German life insurance industry is expected to be the main beneficiary of the new law. In July 2001, we started selling through Allianz Leben and Vereinte Leben specially designed products that satisfy the legal requirements of the Altersvermogensgesetz, primarily that the sum of premium payments be fixed at the beginning of the benefit payment period.

     In the life insurance area, our policy surrender rates were 3.6% in 2001, 3.6% in 2000 and 3.4% in 1999, compared to German industry-wide rates of 4.6%, 4.5% and 4.4%, respectively. We believe that this is in large part due to our widely recognized and well respected brand name, our position as a market leader in most German insurance lines, our reputation for superior customer service and our financial strength. We also pay close attention to promoting follow-on business, which involves persuading policyholders to reinvest funds. This typically takes the form of using the benefits paid out on an endowment policy as the single premium for an immediate annuity that ensures a guaranteed income for the rest of the policyholder's life, or investing in a fund managed by our asset management subsidiary ADAM. See "-- Asset Management Operations." The proportion of funds paid by our German life insurance operations that were reinvested in other Allianz products amounted to 14% in 2001, 12% in 2000 and 15% in 1999.

PRODUCTS

     Our German life insurance companies offer a comprehensive and unified range of life insurance and life insurance-related products on both an individual and group basis. The main classes of coverage offered are: endowment life insurance, annuity policies, term life insurance, unit-linked annuities, and other life insurance-related forms of cover, which are provided as riders to other policies and on a stand-alone basis. Allianz Leben also assumes reinsurance of each of these individual and group life insurance products.

     Endowment life. An endowment policy is a form of life insurance under which a capital benefit is paid out either on the policyholder's death or upon maturity of the policy. Our endowment life products for the German market include policies both with unchanging levels of premiums and guaranteed benefits and with premiums and guaranteed benefits that rise automatically in accordance with various indexes of earnings levels in Germany.

     Amounts payable at maturity of an endowment policy include a "guaranteed benefit," an amount established by reference to a legally mandated maximum guaranteed technical interest rate on actuarial reserves. This interest rate is currently 3.25% per year for policies issued on or after July 1, 2000, having declined from 4% per year. The future profit participation credited to policyholders is not guaranteed. The total amount payable at the maturity of a policy, which is calculated based on the total expected profit participation, is the principal basis of competition between German life insurance providers. Under current German law, the policyholder must be credited with at least 90% of each year's statutory profits. In the current competitive environment, however, the rate of profit participation exceeds this statutory minimum and is subject to periodic adjustment by insurers in light of competitive conditions prevailing from time to time. In conformity with prevailing market conditions, we currently credit 94% to 95% of each year's profits to policyholders.

     Annuity policies. An annuity policy is a form of life insurance product under which the insured receives a series of periodic payments over the course of his or her remaining life. Annuities may either be deferred, meaning that the insured starts receiving payments only after the expiration of a specified term, or immediate, in which case the payment stream starts immediately. Benefits under annuity policies, like those under endowment policies, include both guaranteed benefit and profit participation elements.

     Term life. In addition to endowment and annuity policies, we also provide a small amount of term life insurance, primarily standardized low-cost term life insurance product aimed at individual customers.

     Other life-insurance related products. We also provide a wide range of other life insurance-related products as riders to individual and group customers.

RESULTS OF OPERATIONS

     The following table sets forth the components of life insurance gross premiums written in Germany for the years 2001, 2000 and 1999:

                                                                     YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------------------------------------
                                                2001                           2000                           1999
                                    ----------------------------   ----------------------------   ----------------------------
                                      NEW      RECURRING             NEW      RECURRING             NEW      RECURRING
                                    BUSINESS   PREMIUMS    TOTAL   BUSINESS   PREMIUMS    TOTAL   BUSINESS   PREMIUMS    TOTAL
                                    --------   ---------   -----   --------   ---------   -----   --------   ---------   -----
                                                                         (E IN MILLIONS)
Individual policies
  Endowment.......................     208       4,501     4,709      378       4,524     4,902      848       4,218     5,066
  Annuities.......................   1,176       1,320     2,496    1,145       1,363     2,508    1,298         970     2,268
  Term............................      16          73        89       14          68        82       12          64        76
                                     -----       -----     -----    -----       -----     -----    -----       -----     -----
    Subtotal......................   1,400       5,894     7,294    1,537       5,955     7,492    2,158       5,252     7,410
Group policies....................     617       1,058     1,675      591       1,011     1,602      687         819     1,506
                                     -----       -----     -----    -----       -----     -----    -----       -----     -----
    Total.........................   2,017       6,952     8,969    2,129       6,965     9,094    2,845       6,071     8,916
                                     =====       =====     =====    =====       =====     =====    =====       =====     =====

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Gross Premiums Written. In Germany, life insurance premiums decreased E125 million, or 1.4%, to E8,969 million in 2001 from E9,094 million in 2000, due primarily to a decrease in premiums on individual policies.

     Individual life insurance policies, which include endowment, term and annuity policies, accounted for 81.3% of our gross life insurance premiums written in Germany in 2001. Gross premiums written on individual life insurance decreased by 2.6%, to E7,294 million in 2001 from E7,492 million in 2000, due primarily to a large number of endowment policies either maturing or reaching the end of their premium payment period. New individual business decreased to E1,400 million in 2001 from E1,537 million in 2000. The decrease in new individual business was attributable primarily to a shift in the focus of our full-time tied agent distribution channel toward the sale of new Altersvermogensgesetz policies, most of which, although sold in 2001, have premium payments which begin on January 1, 2002.

     Group life insurance gross premiums written increased E73 million, or 4.6%, to E1,675 million in 2001 from E1,602 in 2000, due to the growth of new business.

     Net Income. In Germany, net income from life insurance operations decreased by E449 million, or 87.4%, to E65 million in 2001 from E514 million in 2000. Excluding the impact of a release of deferred taxes in 2000 resulting from a change in German statutory tax rates, net income would have decreased by E402 million, or 86.1%, to E65 million in 2001 from E467 million in 2000, due primarily to reduced investment results in 2001, attributable to weakness in the capital markets.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Gross Premiums Written. In Germany, which represented 57.6% of our total life/health insurance gross premiums written in 2000, life premiums increased E178 million, or 2.0%, to E9,094 million in 2000, from E8,916 million in 1999, due primarily to increases in annuity and group policy premiums, reflecting the increased popularity of those products as a supplement to retirement coverage offered by the German state pension scheme, as well as recurring premiums from the significant amount of new business written in 1999 resulting from the proposed tax legislation discussed below.

     Individual life insurance policies, which include endowment, term and annuity policies, accounted for 82.4% of our gross life insurance premiums in Germany in 2000. Gross premiums written on individual life insurance increased by 1.1% over 1999 levels to E7,492 million in 2000, due primarily to continued growth in annuity policies. New individual business decreased by E621 million, or 28.8%, to E1,537 million in 2000 from E2,158 million in 1999. This decrease is in part the result of the significant level of 1999 premiums, due to proposed tax legislation which would have decreased the potential tax benefits of future insurance purchases. In addition, new business sales of both endowment policies and annuities decreased in 2000 as customers waited to see how insurance products would be impacted by current government discussions on potential tax benefits to private retirement plans. Recurring premiums for both endowment policies and annuities increased due to the significant business written in 1999 and prior years.

     Gross premiums written on endowment policies, which accounted for 65.4% of total individual premiums in 2000, decreased by E164 million, or 3.2%, to E4,902 million in 2000 from E5,066 million in 1999. Recurring premium income on endowment policies grew by E306 million, or 7.3%, while new premium income decreased by E470 million, or 55.4% due to the significant business written in 1999 and some customers' "wait-and-see" approach in 2000 as discussed above.

     Annuity gross premiums written increased by E240 million, or 10.6%, to E2,508 million in 2000 from E2,268 million in 1999, due mainly to reinvestment in annuity products as older endowment policies matured. The increase was also driven by growth in recurring premiums, which increased by E393 million, or 40.5%, to E1,363 million in 2000 from E970 million in 1999, reflecting the significant business written in 1999. New business declined by E153 million, or 11.8%, to E1,145 million in 2000 from E1,298 million in 1999, similar to the trend in our endowment line.

     Gross premiums written on term policies increased by E6 million, or 7.9%, to E82 million in 2000 from E76 million in 1999. New business rose slightly in 2000, while recurring premiums rose by E4 million, or 6.3%, over 1999 levels.

     Group life insurance gross premiums written increased by E96 million, or 6.4%, to E1,602 million in 2000 from E1,506 million in 1999. Recurring premiums increased by E192 million, or 23.4%, to E1,011 million in 2000 from E819 million in 1999 due to the significant business written in 1999 and prior years. New business decreased by E96 million, or 14.0%, to E591 million in 2000 from E687 million in 1999 due to customers awaiting the impact of the proposed legislation discussed above, which was offset in part by one large group contract written in 2000.

     Net Income. In Germany, net income from life insurance operations increased by E280 million, or 119.7%, to E514 million in 2000 from E234 million in 1999. This was due primarily to increased investment income, a higher shareholder participation rate and the release of deferred taxes pursuant to a decrease in statutory tax rates.

HEALTH INSURANCE

     Vereinte Health is the third-largest private health insurer in Germany, with approximately 2.3 million customers and an estimated market share of approximately 12.5% in 2001. Vereinte Health has strong ties to the German medical profession, and with approximately E600 million in gross premiums written from physicians in 2001, it is the largest health insurer for physicians in Germany. Vereinte Health is also a market leader in providing group health insurance for corporations and associations.

     The German statutory healthcare system operates as a mandatory system for persons with incomes below a specified threshold and allows persons with incomes above the threshold to voluntarily opt out of the statutory system and use the private healthcare system. Currently, the German healthcare system is dominated by the German statutory schemes, which together cover approximately 90% of all insureds, while private providers of health insurance, including Vereinte Health, compete for the remainder.

PRODUCTS

     Vereinte Health provides a wide range of health insurance products, including full private healthcare coverage for the self-employed, salaried employees and civil servants; supplementary insurance for people insured under statutory health insurance plans; daily sickness allowance for the self-employed and salaried employees; hospital daily allowance; compulsory long-term care insurance and supplementary care insurance; and foreign travel medical expenses insurance.

     Like our endowment and other life insurance products, our health insurance products include mandatory profit-sharing features, whereby we return 80% of the statutory profit on our health business, after the payment of claims and claims costs, the establishment of reserves and payment of taxes, to policyholders annually, generally in the form of premium subsidies or rebates. Since the beginning of 2000, we have also been required by law to return 90% of surplus from capital investments to our policyholders. As with our endowment policies, the actual level of profit sharing we provide our policyholders is, for competitive reasons, in excess of the statutory minimum and has been over 90% of statutory profits in recent years.

RESULTS OF OPERATIONS

     The following table sets forth the components of health insurance gross premiums written in Germany for the years 2001, 2000 and 1999:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2001    2000    1999
                                                              -----   -----   -----
                                                                 (E IN MILLIONS)
Individual policies.........................................  2,054   1,979   1,927
Group policies..............................................    637     608     586
                                                              -----   -----   -----
  Total.....................................................  2,691   2,587   2,513
                                                              =====   =====   =====
Medical expense insurance...................................  1,853   1,754   1,698
Other personal supplementary insurance......................    370     358     345
Compulsory long-term care insurance.........................    230     238     236
Other health insurance......................................    238     237     234
                                                              -----   -----   -----
  Total.....................................................  2,691   2,587   2,513
                                                              =====   =====   =====

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Gross Premiums Written. Health insurance premiums in Germany increased E104 million, or 4.1%, to E2,691 million in 2001 from E2,587 million in 2000. This increase was due primarily to increases in new business, especially in medical and other personal supplementary lines, as well as increased rates and a decrease in cancellations from the previous year.

     Gross premiums written on medical expense insurance, which accounted for 68.9% of health insurance premiums in Germany in 2001, increased by E99 million, or 5.6% to E1,853 million in 2001 from E1,754 million in 2000. Gross premiums written on other personal supplementary insurance increased by E12 million, or 3.4% to E370 million in 2001 from E358 million in 2000. Both increases were attributable to a growth in new business and a decrease in cancellations. Compulsory long-term care insurance decreased by E8 million, or 3.4%, from E238 million in 2000 to E230 million in 2001, reflecting a reduction in the industry-wide tariff for compulsory long-term care insurance. Gross premiums written on other health insurance in Germany increased by E1 million to E238 million in 2001.

     Net Income. In Germany, net income from health insurance operations decreased by E8 million, or 14.3%, to E48 million in 2001 from E56 million in 2000. This was due primarily to decreased investment results, offset in part by an increase in the amount of deferred taxes released in 2001 compared to 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Gross Premiums Written. Health insurance premiums in Germany increased E74 million, or 2.9%, to E2,587 million in 2000 from E2,513 million in 1999. This increase was due in large part to increases in new business, particularly in medical and personal lines, and a decrease in cancellations from the previous year. Due to moderate tariff increases, the increase in health premiums was slightly below the market growth.

     Gross premiums written on medical expense insurance, which accounted for 67.8% of health insurance premiums in Germany in 2000, increased by E56 million, or 3.3%, to E1,754 million in 2000 from E1,698 million in 1999. Gross premiums written on other personal supplementary insurance increased by E13 million, or 3.8%, to E358 million in 2000 from E345 million in 1999. Both increases were attributable to a growth in new business and a decrease in cancellations. Compulsory long-term care insurance increased by E2 million, or 0.8%, from E236 million in 1999 to E238 million in 2000. Gross premiums written on other health insurance in Germany increased by E3 million, or 1.3%, over 1999 levels to E237 million in 2000.

     Net Income. In Germany, net income from health insurance operations decreased by E2 million, or 3.4%, to E56 million in 2000 from E58 million in 1999, due primarily to decreased income from investments, offset in part by reduced income tax expenses resulting from the release of deferred taxes pursuant to a decrease in the German statutory tax rate.

                                 REST OF EUROPE

DESCRIPTION OF BUSINESS

     The Rest of Europe is our second-largest market for life/health insurance. As a percentage of our total life/health gross premiums written worldwide, the Rest of Europe accounted for 27.2% in 2001, 28.4% in 2000 and 26.6% in 1999.

     We conduct our life/health insurance operations in the Rest of Europe through four main groups of operating companies in France, Italy, Spain and Switzerland. The life products we write in our various Rest of Europe markets are written on both an individual and group basis and include traditional term and annuity products, unit-linked products and endowment and pension products. The design and features of these products vary by country, depending on local tax laws, product regulation and market conditions, and are designed to pay death benefits, optimize inheritances, provide for retirement, pay annuities or build capital, or combinations of these.

     France. We conduct our life/health insurance operations in France through the companies of the AGF Group. The AGF Group is the sixth-largest life insurance provider in France, with an estimated market share of 5.5%, based on gross premiums written in 2001. The AGF Group provides a broad line of life insurance and other financial products, including short-term investment and savings products. An important portion of AGF Group's life premiums is generated through the sale of unit linked policies, only the fee income from which is reflected in gross premiums written under IAS.

     The AGF Group also operates in the French health insurance market through a separate business unit responsible for both group insurance and health insurance and offers a wide variety of health products, which are designed to pay benefits that complement those of the mandatory French Social Security plan. The results of our health operations in France are included in both our property-casualty and life segments.

     Italy. We conduct our life/health insurance operations in Italy primarily through the Italian Subsidiaries. Taken together, the Italian Subsidiaries are the second-largest life insurer in the Italian market, with an estimated market share of 13.5%, based on gross premiums written in 2001. The Italian Subsidiaries' individual life policies are primarily endowment policies but also include annuities and other policies, including capitalization and other products. Consistent with trends in the Italian market generally, the Italian Subsidiaries' products include an increasing amount of unit-linked policies, where policyholders participate directly in the performance of policy-related investments, and a decreasing amount of endowment products. In 2001, sales of unit-linked and equity-linked products sold through banks reached 66.5% of our total statutory life premiums in Italy, reflecting the importance of this distribution channel. The Italian Subsidiaries' unit-linked policies include products linked to funds managed by the Italian Subsidiaries, as well as by third-party investment managers, and index-linked products.

     In recent years, the Italian government has promulgated a series of reforms to the state pension system designed to reduce the level of benefits that the state provides and to promote the development of private pension funds to supplement state retirement benefits. In response to these reforms, the Italian Subsidiaries have introduced a series of flexible new pension-related products in their group life insurance line, under which policyholders may choose the investment income option which they consider most appropriate from several funds on the basis of their individual propensity for risk.

     Spain. We are the eighth-largest life insurance provider in Spain, with an estimated market share of 4.1%, based on gross premiums written in 2001. We conduct our life/health operations in Spain primarily through Allianz Spain and through Eurovida and Europensiones, our joint ventures with Banco Popular. Our Spanish life insurance subsidiaries sell mainly traditional life insurance and pensions and began selling unit-linked products in 1999.

     Switzerland. We conduct our life/health operations in Switzerland primarily through the Swiss Subsidiaries. Taken together, the Swiss Subsidiaries are the sixth-largest life insurance provider in Switzerland, with an estimated market share of 5.3%, based on gross premiums written in 2001. The Swiss Subsidiaries sell a wide range of individual and group life insurance products, including retirement and old age, death and disability products. Insureds may select products offering conventional investment capability or investment in funds or annuity and capital insurance contracts.

     Other Rest of Europe. We conduct significant life/health operations in the remainder of the Rest of Europe through approximately 18 Allianz subsidiaries in more than 13 other European countries. In the United Kingdom, we offer life insurance products through our subsidiary

Cornhill. In Austria, we operate through our life insurance subsidiary Allianz Elementar Leben. We serve the Belgian life insurance market primarily through AGF Belgium Insurance and the Netherlands life insurance market primarily through Royal Nederland Verzekeringsgroep. Our largest life insurance subsidiaries in other countries in the Rest of Europe are located in Greece, Luxembourg, Portugal, Hungary and Poland. Our life insurance products in Other Rest of Europe are generally the same as the life products we offer in the German market. Our life insurance operations in Other Rest of Europe had gross premiums written of E1,148 million in 2001, E971 million in 2000 and E998 million in 1999.

RESULTS OF OPERATIONS

     The following table shows key financial data for our Rest of Europe life/health operations. Consistent with our general practice, gross premiums written by geographic region are presented before consolidation adjustments representing the elimination of transactions between Group companies in different countries and different segments, and net income by geographic region is presented before those consolidation adjustments, amortization of goodwill and minority interests.

                    REST OF EUROPE -- LIFE/HEALTH: KEY DATA

                                                      YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------
                                           2001                2000                1999
                                     -----------------   -----------------   -----------------
                                      GROSS               GROSS               GROSS
                                     PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                     WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                     --------   ------   --------   ------   --------   ------
                                                          (E IN MILLIONS)
France.............................   1,556       97      2,297      391      1,458      224
Italy..............................   1,336      261      1,454      306      1,453      306
Spain..............................     879       28        532       75        421        8
Switzerland........................     584      (17)       524       43        630       34
Other..............................   1,148       12        971       95        998       94
Consolidation adjustments..........     (17)      --        (27)      --        (30)      (1)
                                      -----      ---      -----      ---      -----      ---
  Total............................   5,486      381      5,751      910      4,930      665
                                      =====      ===      =====      ===      =====      ===

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Gross Premiums Written. In Rest of Europe, life/health gross premiums written decreased by E265 million, or 4.6%, to E5,486 million in 2001 from E5,751 in 2000, reflecting primarily in a sharp decrease in gross premiums written in France and a smaller decrease in Italy, offset in part by increases in Spain, Other Rest of Europe and Switzerland.

     Net Income. In Rest of Europe, net income from life/health insurance operations decreased by E529 million, or 58.1%, to E381 million in 2001 from E910 million in 2000. This was due to decreases in all of our Rest of Europe markets, particularly France and Switzerland, reflecting primarily reduced income from investments.

     France. In France, life/health gross premiums written, which include fees from unit-linked products, decreased by E741 million, or 32.3%, to E1,556 million in 2001 from E2,297 million in 2000. The decrease in 2001 from 2000 reflects primarily the sale of a large group policy in 2000. Excluding this policy, gross premiums written would have increased by 3% in 2001 over 2000. Net income in France decreased by E294 million, or 75.2%, to E97 million in 2001 from E391 million in 2000, primarily as a result of decreased income from investments due to unfavorable conditions in the capital markets, while expenses remained constant compared to 2000.

     Italy. In Italy, life gross premiums written, which include fees from unit-linked products, decreased E118 million, or 8.1%, to E1,336 million in 2001 from E1,454 million in 2000. This decrease was primarily attributable to a high number of endowment policies which matured and were replaced by sales of unit-linked products, reflecting the importance of the banking channel, which distributes such products. Net income in Italy decreased to E261 million in 2001 from E306 million in 2000, due primarily to reduced income from investments resulting from weak capital markets in 2001.

     Spain. In Spain, life gross premiums written increased by E347 million, or 65.2%, to E879 million in 2001 from E532 million in 2000. This increase was primarily attributable to higher sales of pension policies. Net income decreased by E47 million, or 62.7%, to E28 million in 2001 from E75 million in 2000, due primarily to reduced income from investments in 2001 and a tax adjustment in 2000.

     Switzerland. In Switzerland, life/health gross premiums written increased by E60 million, or 11.5%, to E584 million in 2001 from E524 million in 2000. This increase was attributable primarily to growth in single premium policies, especially in group life. In Switzerland, net income decreased to a loss of E17 million in 2001 from net income of E43 million in 2000, due primarily to lower income from investments, including significant write-downs for impairments.

     Other. Life/health gross premiums written in Other Rest of Europe increased by E177 million, or 18.2%, to E1,148 million in 2001 from E971 million in 2000. Net income in Other Rest of Europe decreased by E83 million or 87.4%, to E12 million in 2001 from E95 million in 2000, reflecting primarily reduced income in our Belgian operations, as a result of lower income from investments.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Gross Premiums Written. In Rest of Europe, life/health gross premiums written increased by E821 million, or 16.7%, to E5,751 million in 2000 from E4,930 million in 1999, due primarily to growth in France and Spain, offset in part by decreases in Switzerland.

     Net Income. In Rest of Europe, net income increased by E245 million, or 36.8%, to E910 million in 2000 from E665 million in 1999, due primarily to increases in France and Spain.

     France. In France, life/health gross premiums written, which include fees from unit-linked products, increased by E839 million, or 57.5%, to E2,297 million in 2000 from E1,458 million in 1999. The increase in individual premiums is due primarily to unit-linked products, which increased by 40.0% in 2000. Group premiums increased by 153.1%, primarily due to one large policy sold in 2000. Excluding this policy, group premiums would have increased by 19.7%. Net income increased by E167 million, or 74.6%, to E391 million in 2000 from E224 million in 1999, primarily as a result of increased investment spreads, and also due to a decrease in expenses resulting from cost efficiencies realized in 2000 following additional costs incurred in 1999. In addition, tax expense decreased by E59 million, or 50.6%, in 2000 due to increased tax-exempt income.

     Italy. In Italy, life gross premiums written, which include fees from unit-linked products, were E1,454 million in 2000, a slight increase from E1,453 million in 1999, due primarily to increased sales of traditional life insurance products with an increase in premiums on unit-linked and other saving products offsetting decreases in endowment policies in line with market trends. The increase in unit-linked premiums also reflects the growing importance of the banking channel which distributes such products. Net income was unchanged between 2000 and 1999, with higher premiums, including fees from unit-linked products, offset by increased taxes. Taxes increased E76 million, or 304.0%, from E25 million in 1999 to E101 million in 2000. Taxes in 1999 reflect the release of deferred taxes resulting from a reduction in statutory tax rates.

     Spain. In Spain, life gross premiums written increased by E111 million, or 26.4%, to E532 million in 2000 from E421 million in 1999, due primarily to higher sales of pension policies and unit-linked products. Net income increased by E67 million, to E75 million in 2000 from E8 million in 1999, due primarily to an increase in premium and more favorable investment results.

     Switzerland. In Switzerland, life/health gross premiums written decreased by E106 million, or 16.8%, to E524 million in 2000 from E630 million in 1999. This decrease was attributable primarily to changing interest rates. While market interest rates in Switzerland rose in 2000, guaranteed interest rates on our individual life policies were reduced to 2.5% in 2000 from 3.5% in 1999. Net income increased to E43 million in 2000 from E34 million in 1999, due primarily to increased income from investments.

     Other. Life/health gross premiums written in Other Rest of Europe decreased by E27 million, or 2.7%, to E971 million in 2000 from E998 million in 1999. Net income in Other Rest of Europe was flat at E95 million in 2000, compared to E94 million in 1999.

                                 REST OF WORLD

DESCRIPTION OF BUSINESS

     As a percentage of our total life/health gross premiums written worldwide, Rest of World accounted for 14.9% in 2001, 13.9% in 2000 and 11.0% in 1999. Our primary life/health markets in Rest of World are the United States and the Asia-Pacific region.

     United States. We serve the United States life/health insurance market through Allianz Life, which is headquartered in Minneapolis, Minnesota. Allianz Life and its subsidiaries are licensed to write business in all 50 states, the District of Columbia and Guam. Allianz Life markets a wide variety of fixed and variable life insurance and annuity contracts, and long-term care insurance to individual and corporate customers. Allianz Life is a market leader in providing equity-indexed annuities to individuals and life and health reinsurance to individual and corporate customers. In 2001, our total statutory premiums written from life/health insurance in the United States, which include sales of investment-oriented products, amounted to E4,982 million.

     Asia-Pacific. The primary life, health insurance markets in which we operate in the Asia-Pacific area are as follows:

        South Korea. Our insurance operations in South Korea consist of our two subsidiaries, Allianz Life, formerly Allianz First Life, which we acquired in 1999, and France Life, a former subsidiary of AGF which joined the Allianz Group in 1998 following our acquisition of AGF. We refer to these subsidiaries together as the South Korean Subsidiaries. The South Korean Subsidiaries market over 30 life insurance products including individual endowment insurance, education insurance (which provide periodical payments to support a child's education and protection in case of a parent's death), protection insurance, annuities, and traditional whole life insurance policies. They also sell group life insurance protection and employee severance plans to both local and foreign multinationals. The South Korean Subsidiaries use approximately 15,000 exclusive tied agents, most of whom are part time, with the support of 577 sales offices to distribute their life insurance products. Together, the South Korean Subsidiaries generated E1,600 million in annual statutory premiums in 2001.

        Taiwan. We conduct our life insurance business operations in Taiwan through our subsidiary, Allianz President Life Insurance. Allianz President Life is part of our joint venture with Uni-President Group and sells a wide range of life insurance products including whole life insurance, term insurance, endowment insurance and health insurance. We sell these products through a direct sales force and are currently developing other channels. Allianz President Life generated life insurance statutory premiums written of E128 million in 2001.

        Other Asia-Pacific. In addition to the primary markets described above, we have sold life and accident insurance products in Shanghai, China since January 1999 through a joint venture in which Allianz has a shareholding of 51%. We sell life insurance products in Thailand through a joint venture with the CP Group, in the Philippines through a joint venture with Pioneer Assurance Corporation, in India through a joint venture with Bajaj Auto, and in Malaysia through our subsidiary MBA Life. We also market a range of health insurance products in Indonesia, Singapore and Pakistan.

     Other. In addition to the United States and Asia-Pacific, we also sell life/health products in South America, primarily Brazil, Chile and Colombia.

RESULTS OF OPERATIONS

     The following table shows key financial data for our Rest of World life/health operations. Consistent with our general practice, gross premiums written by geographic region are presented before consolidation adjustments representing the elimination of transactions between Group companies in different countries and different segments, and net income by geographic region is presented before those consolidation adjustments, amortization of goodwill and minority interests.

                     REST OF WORLD -- LIFE/HEALTH: KEY DATA

                                                           YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------
                                                2001                2000                1999
                                          -----------------   -----------------   -----------------
                                           GROSS               GROSS               GROSS
                                          PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                          WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                          --------   ------   --------   ------   --------   ------
                                                               (E IN MILLIONS)
United States...........................   1,478      (24)     1,465       133     1,458       (1)
Asia-Pacific............................   1,229       (5)       970      (181)      414       25
Other...................................     303      (20)       383       (23)      175        7
                                           -----      ---      -----      ----     -----       --
  Total.................................   3,010      (49)     2,818       (71)    2,047       31
                                           =====      ===      =====      ====     =====       ==

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Gross Premiums Written. Life/health gross written premiums for Rest of World increased by E192 million, or 6.8%, to E3,010 million in 2001 from E2,818 million in 2000. Life/health gross premiums written in the United States, which include annuity considerations, were E1,478 million in 2001, an increase of E13 million from E1,465 million in 2000. On a constant currency basis, gross premiums written in the United States decreased by E35 million, or 2.4%, in 2001. The decrease was primarily attributable to reduced mortality and expense fees on our variable annuity business due to decreased assets under management resulting from unfavorable market conditions, together with the termination of our accident and health reinsurance assumed and broker administrator business. Life/health gross premiums written in Asia-Pacific increased by E259 million, or 26.7%, to E1,229 million in 2001 from E970 million in 2000, primarily as a result of our operations in South Korea, where gross premiums written increased by E206 million, or 24.1%, to E1,060 million in 2001 from E854 million in 2000, as a result of a significant increase in new business. Life/health gross premiums written in Other Rest of World decreased by E80 million, or 20.9%, to E303 million in 2001 from E383 million in 2000, primarily due to decreased gross premiums written in Brazil and Colombia.

     Net Income. Life/health net income in Rest of World increased by E22 million to a loss of E49 million in 2001 from a loss of E71 million in 2000. The reduced loss was primarily the result of reduced losses in Asia-Pacific, despite a loss in the United States in 2001. Losses in Asia-Pacific decreased by E176 million, to a net loss of E5 million in 2001 from a net loss of E181 million in 2000, due primarily to improved results in South Korea, whose 2000 results reflected significant write-offs as discussed below. In 2001, the net loss from life/health operations in the United States was E24 million, compared to net income of E133 million in 2000. This decrease was primarily the result of realized losses on investments of E38 million in 2001 compared to realized gains on investments of E146 million in 2000. In addition, net income in the United States decreased as a result of increased reinsurance claims, primarily due to the September 11, 2001 terrorist attack, and increased costs associated with the development of our distribution force for our variable annuity business, coupled with decreased annuity considerations as a result of lower variable annuity assets under management, due to declines in the capital markets.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Gross Premiums Written. Life/health gross written premiums for Rest of World increased E771 million, or 37.7%, to E2,818 million in 2000 from E2,047 million in 1999. Life/health gross premiums written in the United States, which include annuity considerations, were E1,465 million in 2000, a slight increase of E7 million from E1,458 million in 1999. On a constant currency basis, gross premiums written in the United States decreased by E174 million, or 11.9% in 2000. The decrease was attributable primarily to lower variable annuity production and the termination of our accident and health reinsurance assumed business. In addition, Allianz Life ceased pursuing the broker administrator distribution channel, which slightly impacted overall premium levels. These decreases were offset in part by strong life and annuity production as well as strong life reinsurance sales. Life/health gross premiums written in Asia-Pacific increased E556 million, or 134.3%, to E970 million in 2000 from E414 million in 1999, due to the full-year consolidation of our South Korean operations in 2000.

     Net Income. Net income in Rest of World decreased by E102 million, to a loss of E71 million in 2000 from net income of E31 million in 1999, due primarily to losses in Asia-Pacific, offset in part by increased income in the United States. Net loss in Asia-Pacific was E181 million in 2001, compared to net income of E25 million in 2000. The loss resulted primarily from the write-off of impaired intangible assets at our operations in South Korea. Net income in the United States increased by E134 million to E133 million in 2000 from a loss of E1 million in 1999, primarily due to improved investment results and the inclusion of the results of LifeUSA in our consolidated results for 2000. In addition, 1999 results had been negatively impacted by a writedown of deferred acquisition costs due to the early redemption of variable annuity contracts. These increases in net income in the United States were offset by decreases attributable to continued poor experience in the accident and health reinsurance assumed business, discontinued in 1999, unfavorable fund experience on our variable annuity block of business, and increased reserves for a class action settlement related to business written during the 1980s.

                               BANKING OPERATIONS

     Through our subsidiary Dresdner Bank, we are among the leading banks in the European banking market with a wide range of private, commercial and investment banking products and services for corporate, governmental and individual customers. As measured by total assets at December 31, 2000, Dresdner Bank was the third-largest bank in Germany, the eleventh-largest bank in Europe and the nineteenth-largest bank in the world. (Source: The Banker, July 2001)

     We established banking as our fourth core business segment alongside property-casualty insurance, life/health insurance and asset management following our acquisition of Dresdner

Bank in 2001. We have included Dresdner Bank in our consolidated financial statements since July 23, 2001, the date of the acquisition. The consolidation of Dresdner Bank as of July 23, 2001 added significantly to the existing banking operations of the Allianz Group for the year ended December 31, 2001. Prior to 2001, we had included the results of our banking operations, together with those of our asset management business, in our financial services segment. Our banking segment now consists of the banking operations of Dresdner Bank and the other banking operations of the Allianz Group. For a discussion of our asset management operations, including those of Dresdner Bank, which are not included in our banking segment, see "-- Asset Management Operations." For the year ended December 31, 2001, our banking segment contributed E12,841 million, or 13.0%, of our total income. For pro forma financial information, see Note 3 to our consolidated financial statements.

     We provide selected statistical information on our banking operations in "-- Selected Statistical Information Relating to Our Banking Operations." Such statistical information differs in significant respects from, and may not be comparable to, the financial information presented below. Although we have included Dresdner Bank in our consolidated financial statements since July 23, 2001, the statistical information includes the banking operations of Dresdner Bank for the full year ended December 31, 2001 and for each of the four full fiscal years prior to 2001. The statistical information also includes the asset management operations of Dresdner Bank, which we do not include in our banking segment. In addition, the statistical information presents the assets and liabilities of Dresdner Bank without reflecting the adjustments that are necessary to apply purchase accounting, which we have applied in the financial information presented below. For additional information, see "-- Selected Statistical Information Relating to Our Banking Operations."

     Dresdner Bank was founded in 1872 in Dresden, Germany, and grew by acquisition and branch expansion throughout Germany to become a leading German bank. In 1952, Dresdner Bank was split into three separate institutions, which were subsequently reunified to form Dresdner Bank Aktiengesellschaft, Frankfurt am Main, in 1957. In recent years, Dresdner Bank has made significant acquisitions in investment banking, including British merchant bank Kleinwort Benson Group plc in 1995 and U.S.-based investment bank Wasserstein Perella & Co. in January 2001, and asset management, including U.S. asset manager RCM Capital Management in 1995.

     With approximately 1,170 branch offices and 50,000 employees at December 31, 2001, Dresdner Bank is focused on selected customer groups, geographic regions and business areas in which the bank traditionally holds a strong position. Our principal banking products and services include traditional commercial banking activities such as deposit taking, lending (including mortgage lending), cash management and transaction banking, as well as corporate finance advisory services, mergers and acquisitions advisory services, capital and money market services, securities underwriting and securities trading and derivatives business on our own account and for our customers.

     We operate through the domestic and international branch network of Dresdner Bank and through various subsidiaries both in Germany and abroad, some of which also have branch networks. At December 31, 2001, our branch banking network comprised approximately 1,060 German branches, giving us a presence throughout Germany, and 110 non-German branches. For 2001, Germany, the Rest of Europe and the NAFTA zone accounted for approximately 73%, 17% and 7%, respectively, of our net revenue from banking operations.

REORGANIZATION OF BUSINESS DIVISIONS

     In the course of 2001, we reorganized our business structure to focus on two major operating divisions, Private Clients and Corporates & Markets. In July 2001, in order to serve comparable customer needs out of a single integrated business division focused on corporate customers and the capital markets, we combined our investment banking activities and our European corporate banking and capital markets activities into our new Corporates & Markets division. We believe our Corporates & Markets division will strengthen our competitive market position through greater mass, a larger and more integrated product offering and enhanced advisory expertise, and we expect it to enhance our operational efficiency by generating potential cost savings and earnings synergies through increased cross-selling opportunities between investment banking and corporate clients.

     As part of the reorganization of our business divisions, we also announced in September 2001 that our small business operations, which we have included as part of our Corporates & Markets division for the year ended December 31, 2001, would be integrated with our existing Private Clients division to form a new Private and Business Clients division, effective January 1, 2002. The goal of the reorganization is to increase fee and commission income by creating cross-selling opportunities through joint provision of services to both small business and private client customers and by offering a wider range of commission-related services together with additional advisory expertise.

     In addition, in the course of integrating Dresdner Bank into the Allianz Group and streamlining the Group's business structure, we expect to undertake several other reorganizations. In 2002, we intend to merge the home loan savings businesses of the Allianz Group and Dresdner Bank, which provide home loans at favorable rates to customers with home loan savings accounts, into a new entity, Allianz Dresdner Bauspar AG, within the new Private and Business Clients division. In 2001, we have included the home loan savings business of the Allianz Group in our Private Clients division, while the home loan savings business of Dresdner Bank continues to be reported in our Other division.

     In November 2001, we also announced that our mortgage banking subsidiary, Deutsche Hypothekenbank AG (or Deutsche Hyp), which is a part of our Other division, would merge with the mortgage banking subsidiaries of Commerzbank and Deutsche Bank. See "-- Other -- Description of Business -- Real Estate."

     Other initiatives include the establishment of our financial planner organization by combining our direct banking subsidiary Advance Bank with our mobile financial planners, the merger of our information technology companies AGIS and DREGIS, and the combination of Allianz's and Dresdner Bank's private equity business.

COST-CUTTING AND RESTRUCTURING MEASURES

     In 2001, in order to increase operating efficiency and cut costs in our banking segment, Dresdner Bank supplemented its existing restructuring programs introduced in May 2000 with new initiatives affecting all major parts of its banking operations. Through the combined initiatives, we intend to eliminate an aggregate of approximately 7,800 positions and to significantly improve the operating efficiency of Dresdner Bank by 2004.

     The principal restructuring measures implemented in 2001 were as follows:

     - Over the course of 2001, we continued to implement the comprehensive restructuring plan introduced by Dresdner Bank in May 2000 to reduce administrative expenses. The restructuring plan calls for consolidation of our German branch network and related back-office activities in Germany, including closing approximately 300 of our German branches, and the discontinuation of commercial lending activities outside of Europe that are not directly related to investment banking, by 2004. These measures included aggregate job cuts of approximately 5,000 employees. Restructuring charges for the plan were recorded by Dresdner Bank in 2000.

     - In connection with the reorganization of our Corporates & Markets division discussed above, we recorded charges for the elimination of approximately 1,500 positions in 2001, primarily in front and back office support functions. The charges for these restructuring measures, as well as the qualifying plans noted in the following paragraph, were recorded in the Other division rather than in our Corporates & Markets division because we consider them to be expenses of our banking segment as a whole rather than of the operations of a particular business unit. For information on the charges recorded in 2001 in connection with this restructuring, see "-- Results of Operations -- Year Ended December 31, 2001 -- Other Expenses."

     - In September 2001, we announced initiatives involving an aggregate reduction of approximately 1,300 positions throughout our banking segment. At the time of this announcement, only our restructuring plans at our German subsidiaries, including Deutsche Hyp, were sufficiently detailed to qualify for restructuring charges to be recorded under IAS and U.S. GAAP. Pursuant to such qualifying plans, we expect to eliminate approximately 240 positions in branch and support functions at our German subsidiaries by the end of 2004. Pursuant to restructuring plans that do not currently qualify, we expect to eliminate approximately 1,060 positions. We expect to record charges in connection with such plans as incurred or when the plans qualify under IAS and U.S. GAAP. For information on the charges recorded in 2001 in connection with this restructuring, see "-- Results of Operations -- Year Ended December 31, 2001 -- Other Expenses."

     For additional information on these charges, see Note 23 to our consolidated financial statements.

COMPETITION

     We are subject to intense competition in all aspects of our banking business from both bank and non-bank institutions that provide financial services and, in some of our activities, from government agencies. Substantial competition exists among a large number of commercial banks, savings banks, other public sector banks, brokers and dealers, investment banking firms, insurance companies, investment advisors, mutual funds and hedge funds to provide the types of banking products and services that we offer in our banking operations. In our Private Clients division, our main competitors are Deutsche Bank, HypoVereinsbank, Commerzbank, Citibank and German savings and cooperative banks. In our Corporates & Markets division, our main competitors for large multinational corporate and financial institution clients are Deutsche Bank, Goldman Sachs, Morgan Stanley, Merrill Lynch, Citigroup and Commerzbank, while our main competitors for medium-sized corporate and small business clients are Deutsche Bank, Commerzbank and HypoVereinsbank, as well as German public state banks and savings and cooperative banks. Competition is based on a number of factors, including distribution systems, transaction execution, products and services, innovation, reputation and price. In recent years, we have generally experienced intensifying price competition as competitors have sought to increase their market share. We believe this trend will continue.

     The following table sets forth certain financial information for our banking operations for the years indicated.

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                              2001(1)     2000      1999
                                                              -------    ------    ------
                                                                    (E IN MILLIONS)
Interest and similar income.................................    9,085     1,502     1,503
Income (net) from investments in affiliated enterprises,
  joint ventures, and associated enterprises................    1,016       122        35
Other income from investments...............................      628        25        24
Trading income..............................................      244         7         6
Fee and commission income, and income resulting from service
  activities................................................    1,474         2         1
Other income................................................      394        64       226
                                                              -------    ------    ------
  Total income..............................................   12,841     1,722     1,795
                                                              -------    ------    ------
Interest and similar expenses...............................   (6,852)   (1,257)   (1,268)
Other expenses for investments..............................     (465)      (33)      (29)
Loan loss provisions........................................     (588)      (21)      (29)
Acquisition costs and administrative expenses...............   (3,446)     (170)     (134)
Amortization of goodwill....................................      (70)        8         7
Other expenses..............................................   (1,193)     (125)     (287)
                                                              -------    ------    ------
  Total expenses............................................  (12,614)   (1,598)   (1,740)
                                                              -------    ------    ------
Earnings from ordinary activities before taxation...........      227       124        55
Taxes.......................................................        6        67        --
Minority interests in earnings..............................     (453)      (90)      (25)
                                                              -------    ------    ------
Net income..................................................     (220)      101        30
                                                              =======    ======    ======

---------------

(1) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

     In the following section, we discuss the consolidated results of our banking operations for the year ended December 31, 2001. This discussion focuses on factors and trends that affected our consolidated banking results after our acquisition of Dresdner Bank on July 23, 2001, since our banking operations prior to our acquisition of Dresdner Bank were not significant.

     Net interest and current income. We measure interest and current income in our banking operations on a net basis. Net interest and current income consists of interest and similar income, income from affiliated enterprises, joint ventures and associated enterprises, less interest and similar expenses.

     The following table shows net interest and current income and its income statement components for the years indicated:

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                              2001(1)     2000      1999
                                                              -------    ------    ------
                                                                    (E IN MILLIONS)
Interest and similar income.................................   9,085      1,502     1,503
Income (net) from investments in affiliated enterprises,
  joint ventures and associated enterprises.................   1,016        122        35
Interest and similar expenses...............................  (6,852)    (1,257)   (1,268)
                                                              ------     ------    ------
     Net interest and current income........................   3,249        367       270
                                                              ======     ======    ======

---------------

(1) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

     Interest and similar income consists primarily of income from loans, lending and money market transactions and securities available for sale. Interest and similar income from our banking operations was E9,085 million in 2001, reflecting primarily declining interest rates and decreasing loan balances, offset in part by increased income from other interest-bearing instruments. Of this amount, income from loans accounted for E5,566 million, reflecting our reduction of non-core commercial lending activities outside of Europe, together with intense competition for borrowers in most areas of lending. Income from lending and money market transactions was E1,908 million, of which E1,472 million related to increased volume of reverse repurchase agreements. Interest income from securities available for sale was E1,291 million, consisting primarily of income from fixed-interest government securities (E1,148 million), reflecting an increase in the volume of such securities in our portfolio.

     Net income from investments in affiliated enterprises, joint ventures and associated enterprises, which consists primarily of realized gains and losses from the disposition of such investments, was E1,016 million in 2001, reflecting primarily realized gains of E866 million from the sale of equity holdings in Munich Re in connection with our acquisition of Dresdner Bank on July 23, 2001. For additional information on our disposition of ordinary shares of Munich Re in 2001, see "Major Shareholders and Related Party Transactions -- Related Party Transactions -- Transaction with Munich Re -- Agreement in Principle."

     Interest and similar expense consists primarily of interest expense on certificated liabilities, deposits, repurchase agreements and derivatives qualifying for hedge accounting treatment. Interest and similar expense was E6,852 million in 2001, consisting primarily of interest expense of E3,837 million on certificated liabilities, including long-term bonds and long-term subordinated liabilities, which reflected the impact of declining interest rates. Interest expense on deposits and from repurchase agreements was E2,079 million, reflecting primarily an increase with respect to repurchase agreements in the volume of short term transactions due to uncertain economic conditions, as well as a slight increase in the average balance of deposits from customers, particularly non-German corporate clients, offset in part by a decrease in deposits from banks.

     Net interest and current income from our banking operations amounted to E3,249 million in 2001. Excluding our sale of a part of our shareholding in Munich Re, there was a downward trend in net interest and current income in 2001 due to a shift in the second half of the year from corporate and customer lending to lower-yielding reverse repurchase agreements and investment securities and a shift in funding from deposits from banks to repurchase agreements.

     Our net interest spread, which we define as the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities, was 0.36% in 2001, reflecting a change in the mix of interest income from higher-yielding loans to customers to lower-yielding reverse repurchase agreements and trading assets, and a change in the mix of funding from higher-yielding deposits from banks to lower-yielding repurchase agreements. Our net interest margin, which we define as net interest income, including net interest income on trading assets and trading liabilities, as a percentage of average interest-earning assets, was 0.45% in 2001. In each case, our net interest spread and margin reflect income and expense from Dresdner Bank only for the period from July 23, 2001 to December 31, 2001, calculated as a percentage of the average assets for such period. For a discussion of the interest spread and margin in our banking business for the full year 2001 and prior years, see "-- Selected Statistical Information Relating to Our Banking Operation -- Net Interest Margin."

     Other Income from Investments. Other income from investments consists primarily of realized gains on investments. Other income from investments amounted to E628 million in 2001, primarily as a result of E406 million of realized gains on the disposition of equity securities available for sale, including primarily shareholdings of Dresdner Bank, and an additional E92 million on the disposition of government debt securities available for sale.

     Trading Income. Trading income comprises mainly realized and unrealized gains and losses from our trading portfolio of securities and foreign exchange/precious metals, and other dealings in financial instruments. Trading income includes both proprietary trading revenues and margins realized from trades made on behalf of customers. Trading income was E244 million in 2001, reflecting primarily income from other dealings in derivative financial instruments of E177 million, net of trading interest expense. Income from securities trading was E67 million, reflecting gains from foreign exchange and bond trading which more than offset losses in the equity trading portfolio.

     Fee and Commission Income, and Income from Service Activities. Fee and commission income, and income from service activities from our banking operations comprises mainly fees and commissions from our securities, lending, underwriting and mergers and acquisitions advisory businesses. Fee and commission income, and income from service activities amounted to E1,474 million in 2001. Fee and commission income from our securities business was E623 million for this period, reflecting decreased transaction volume in our mutual fund and equity securities businesses due to the reluctance of German clients to engage in securities transactions. Fee and commission income from our lending, underwriting and mergers and acquisitions advisory businesses of E213 million, also was negatively affected as a result of slowing market activity in the underwriting and advisory businesses in 2001. In addition, fee and commission income included commission income on account and payment transactions (E176 million), insurance and real estate commissions (E76 million), and commissions earned from our asset management segment (E194 million).

     Other Income. Other income consists primarily of income from releasing or reducing miscellaneous accrued liabilities, income from other assets and other income. Other income from our banking operations was E394 million.

     Other Expenses for Investments. Other expenses for investments from our banking operations consist of realized losses and impairment write-downs on securities and other investments. Other expenses for investments were E465 million in 2001, reflecting primarily E340 million of realized losses, mainly on investments in equity securities and E125 million of impairment write-downs. The realized losses on equity securities reflected primarily realized losses on shareholdings of Dresdner Bank.

     Loan Loss Provisions. Loan loss provisions in our banking operations consists of specific loan loss provisions, country loan loss provisions and general loan loss provisions. In addition, allowances for off-balance sheet obligations relating to our lending business are included in this category. We establish specific loan loss provisions if we consider it probable that specifically identified borrowers are no longer able to make their contractually agreed upon interest and principal payments. We establish general loss provisions to provide for incurred but unidentified losses that are inherent in the loan portfolio as of the relevant balance sheet date. We establish country risk provisions for transfer risk, which is a measure of the likely ability of a borrower in a certain country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in that country, on the basis of our country rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile. For the year ended December 31, 2001, net loan loss provisions in our banking segment were E588 million, consisting of E1,197 million of new provisions, offset in part primarily by releases of E593 million of existing provisions. Provisions for loan losses in 2001 significantly exceeded expectations in both our German and non-German loan portfolios, due primarily to the continuing deterioration of the global economy. In our Dresdner Bank operations, we added specific loan loss provisions of E562 million for corporate borrowers and E308 million for private clients. All of our private client provisions and the majority of our corporate provisions were incurred in respect of German borrowers. A substantial part of our non-German corporate provisions in 2001 were incurred in the United States, including approximately E100 million related to one corporate borrower. We recorded net general loss provisions of E33 million in 2001, based primarily on historical loss experience and management's assessment of the credit quality of the loan portfolio caused by the deteriorating condition of the global economy, and released net country risk provisions of E92 million. To reduce our loan loss exposure, we have taken a variety of steps in 2001, including reducing our loans to corporate borrowers in the United States by approximately 25% for the year ended December 31, 2001. To manage country risk, we have also reduced our loan exposure in Latin American and other problem loan countries, including Argentina, which helped to reduce the impact on our banking operations of the Argentine financial crisis in late 2001. For additional information, see "-- Selected Statistical Information Relating to Our Banking Operations -- Summary of Loan Loss Experience."

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses in our banking segment, which consist primarily of personnel expenses and operating expenses, were E3,446 million in 2001. Personnel expenses amounted to E2,045 million, reflecting primarily wages and salary expenses, social security and pension expenses and bonus and retention payments made to Dresdner Bank executives and key management personnel pursuant to agreements made after merger negotiations with Deutsche Bank in 2000 and in connection with the acquisition of Wasserstein Perella & Co. in January 2001. Bonus and retention payments recorded in 2001 amounted in the aggregate to E744 million, of which E462 million were recorded in acquisition costs and administrative expenses and E282 million in other expenses. See "-- Other Expenses." Operating expenses were E1,401, consisting mainly of rental expenses (E376 million), depreciation expenses (E205 million), fee and commission expenses (E184 million), marketing and advertising expenses (E151 million), training and outsourcing expenses (E92 million) and travel expenses (E84 million). For a discussion of our restructuring program to reduce administrative expenses, see "-- Cost-Cutting and Restructuring Measures."

     Amortization of Goodwill. Amortization of goodwill in our banking operations was E70 million in 2001, attributable primarily to the acquisition of Dresdner Bank on July 23, 2001.

     Other Expenses. Other expenses from our banking operations were E1,193 million in 2001, reflecting primarily charges of E206 million recorded in connection with the integration of Dresdner Bank into the Allianz Group, restructuring charges of E132 million, expenses for amortization of software and other intangible assets of E119 million and consulting fees of E60 million. Other expenses also included bonus and retention payments of E282 million; we recorded the additional bonus and retention payments noted above in acquisition costs and administrative expenses. The integration costs of E206 million comprised mainly consulting costs of E98 million and other non-staff costs of E95 million relating primarily to integration of information technology systems. We recorded additional charges in connection with the integration of Dresdner Bank at Allianz AG, the results of which are shown in our property-casualty business segment. See "-- Insurance Operations -- Property-Casualty Insurance Operations -- Results of Operations -- Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 -- Acquisition Costs and Administrative Expenses." Restructuring charges recorded in 2001 consisted primarily of charges relating to the reorganization of our Corporates & Markets division (E118 million) and other German subsidiaries (E31 million), offset in part by releases of E17 million from restructuring plans initiated in May 2000. For a discussion of our restructuring programs, see "-- Cost Cutting and Restructuring Measures." See also Note 23 to our consolidated financial statements.

     Taxes. Taxes on our banking operations amounted to a tax credit of E6 million in 2001. The tax benefit was due to tax losses, for which a deferred tax asset was recognized. Taxable income was reduced by tax-exempt capital gains.

     Minority Interests in Earnings. Minority interests in our banking operations were E453 million in 2001, reflecting primarily the application of the minority interest ownership in Dresdner Bank during the period ended December 31, 2001 to the historical cost basis of Dresdner Bank. Minority interest in earnings is expected to decrease significantly in 2002 as a result of the anticipated increase in our ownership of Dresdner Bank to 100% in the course of 2002.

     Net Income. Net income for our banking operations was a loss of E220 million in 2001, reflecting the weakness in the capital markets, particularly in the second half of 2001. The loss was attributable primarily to reduced fee and commission income (E1,474 million), due primarily to decreased transaction volume attributable to clients' general reluctance to engage in securities transactions, in combination with a high level of net loan loss provisions (E588 million). At the same time, administrative expenses were high (E3,446 million), due largely to high personnel costs and bonus and retention payments, and we incurred significant other expenses (E1,193 million), primarily in connection with the integration of Dresdner Bank into the Allianz Group and the implementation measures to restructure our banking segment as discussed above. See "-- Cost Cutting and Restructuring Measures."

                  DISCUSSION OF BANKING OPERATIONS BY DIVISION

     We conduct our banking operations through two principal operating business divisions, Private Clients and Corporates & Markets. Our Other division includes our real estate operations, together with income and expense items that are not attributable to one of our operating divisions.

     The following tables set forth certain key data concerning our banking operations by division and by geographic region for the years indicated. Consistent with our general practice, net revenue by division, and total income and net revenue by geographic region are presented before consolidation adjustments representing the elimination of transactions between Group companies in different geographic regions and different segments, and net income by geographic region is presented before those consolidation adjustments, amortization of goodwill and minority interests. Net income by division is presented before amortization of goodwill and minority interests.

                   BANKING OPERATIONS -- KEY DATA BY DIVISION

                                                         YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------------
                                           2001(1)                2000                  1999
                                     -------------------   -------------------   -------------------
                                        NET        NET        NET        NET        NET        NET
                                     REVENUE(2)   INCOME   REVENUE(2)   INCOME   REVENUE(2)   INCOME
                                     ----------   ------   ----------   ------   ----------   ------
                                                             (E IN MILLIONS)
Private Clients....................    1,443       (111)       --         --         --         --
Corporates & Markets...............    1,864       (619)       --         --         --         --
Other..............................    1,957      1,033       432        183        498         48
                                       -----      -----       ---        ---        ---        ---
  Subtotal.........................    5,264        303       432        183        498         48
                                       -----      -----       ---        ---        ---        ---
Amortization of goodwill...........       --        (70)       --          8         --          7
Minority Interests.................       --       (453)       --        (90)        --        (25)
                                       -----      -----       ---        ---        ---        ---
  Total............................    5,264       (220)      432        101        498         30
                                       =====      =====       ===        ===        ===        ===

---------------

(1) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

(2) Consists of net interest income, net fee and commission income, net trading income, net other investment income and other income.

             BANKING OPERATIONS -- KEY DATA BY GEOGRAPHIC REGION(1)

                                                          YEAR ENDED DECEMBER 31,
                         ------------------------------------------------------------------------------------------
                                   2001(2)                          2000                           1999
                         ----------------------------   ----------------------------   ----------------------------
                         TOTAL       NET        NET     TOTAL       NET        NET     TOTAL       NET        NET
                         INCOME   REVENUE(3)   INCOME   INCOME   REVENUE(3)   INCOME   INCOME   REVENUE(3)   INCOME
                         ------   ----------   ------   ------   ----------   ------   ------   ----------   ------
                                                              (E IN MILLIONS)
Germany................  12,515      6,227     1,931      144        70          2       145        78          3
Rest of Europe.........   3,939      1,451      (434)   1,444       331        166     1,453       413         43
NAFTA..................     984        572      (218)      --        --         --        --        --         --
Rest of World..........     544        245      (106)     134        31         15       197         7          2
Consolidation
  adjustments(4).......  (5,141)    (3,231)     (870)      --        --         --        --        --         --
                         ------     ------     -----    -----       ---        ---     -----       ---        ---
  Total................  12,841      5,264       303    1,722       432        183     1,795       498         48
                         ======     ======     =====    =====       ===        ===     =====       ===        ===

---------------

(1) Represents the location of the entity or branch that recorded the transaction.

(2) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

(3) Consists of net interest income, net fee and commission income, net trading income, net other investment income and other income.

(4) Represents elimination of intercompany transactions between Group companies in different geographic regions.

                                PRIVATE CLIENTS

DESCRIPTION OF BUSINESS

     We serve our private customers through our Private Clients division. In 2001, our Private Clients division accounted for approximately 27.4% of our net revenue from banking operations.

     Our Private Clients business is one of our core banking activities. We believe that rising levels of private wealth, increasing emphasis on private retirement provision and a growing interest in equity securities and investment funds are increasing demand not only in Germany, but throughout Europe for sophisticated, individualized investment and private retirement provision advice. Focusing on structured investment and private retirement provision advice is a core element of our Private Clients strategy. The Private Client business also continues to grow in importance for the distribution of investment banking and asset management products. In 2001, we provided Private Clients banking products and services to more than five million customers with more than E40 billion of deposits and more than E110 billion of assets held under custody.

     Our Private Clients customer base consists of:

     - approximately 100,000 high net worth customers worldwide, which we define as customers with more than E1.5 million of assets available for investment. We serve our high net worth customers through our business unit Dresdner Private Banking International;

     - approximately 5.1 million individual customers in Germany, including approximately 550,000 affluent customers, which we define as customers who are financially able to make use of high levels of personalized advice. We serve our affluent and other individual customers through our network of approximately 11,000 employees at approximately 1,060 German branches and subsidiaries and our online portals and other electronic services.

     In mid-2000, Dresdner Bank launched two initiatives designed to optimize its core expertise in structured advice: a restructuring of its branch network, and an investment and growth program.

     Where customers require a less intensive level of advice, as in our individual customer business, we have restructured our individual customer business to reduce costs, for example by consolidating our branch network and reducing the number of branch locations. See the discussion above under "-- Cost Cutting and Restructuring Measures." We have also expanded our electronic banking activities, offering our private clients a dedicated Internet portal since July 2001, while building on the direct banking services and financial planning advice that we provide through our direct bank Advance Bank AG. Through such measures we expect to offer greater convenience to our private clients, to achieve additional cost reductions and to increase the capacity of our branch advisors to provide quality investment advice.

     Our investment and growth program consists of a series of measures designed to strengthen our position in the provisions of investment and private retirement provision advice to high income and high net worth customers, particularly in our core market of Germany. As part of this program, we expect to train and place in our German branch network by the end of 2003 an additional 600 securities advisors. We plan to provide a larger variety of services for high net worth clients, particularly our capacity to provide securities advice, and to concentrate our securities advisory teams on serving affluent customers in approximately 200 locations. We have also begun to integrate our banking and insurance distribution networks. Since August 2001, our banking customers have had access to the advice of Allianz Group retirement provision and insurance specialists, approximately 870 of whom were located in our branch banks at

December 31, 2001, and to the entire range of Allianz Group insurance products. An additional approximately 100 Dresdner Bank securities advisors have been placed at Allianz Group insurance agencies since August 2001 in order to provide our insurance customers with structured investment advice. In addition, outside our core German market, we hope to capitalize through our international private banking arm, Dresdner Private Banking International, on the growing interest of global investors in European investments in recent years.

PRODUCTS AND SERVICES

     We offer a wide range of banking products and services for high net worth, affluent and other private individual customers. For our high net worth customers, we offer sophisticated, personalized solutions through Dresdner Private Banking International. Our services include advisory and discretionary portfolio management, fund-based portfolio management, administration of trusts and estates and structural asset analysis, including tax planning. For our affluent customers, we provide structured financial advice based on a variety of financial planning and investment tools and products, such as mutual funds, mutual fund portfolio management, tax-advantaged products and alternative investments. For our other private individual customers, our banking products and services include deposit-taking, the transmission of payments, commercial and consumer lending, mortgage lending and other property-related financing services, credit card operations, securities brokerage and asset management services and insurance. We allocate fees between our banking segment and our asset management and insurance segments in the case of cross-segment sales and distribution activities, e.g., the sale of proprietary fund products or insurance policies through our Private Client distribution channels.

DISTRIBUTION

     In our Private Clients division, we distribute our products primarily through our branch bank network and our on-site securities advisors, as well as our network of ATMs. We also offer our banking products and services through our subsidiary Advance Bank AG, which we believe offers a unique combination in Germany of individualized direct banking services and financial and investment advice and we intend to build out as an additional distribution channel, as well as through a variety of other Internet and electronic banking channels, certain Allianz Group insurance agencies, independent financial advisors and call centers.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

     Net Revenue. Net revenue in our Private Clients division was E1,443 million in 2001, reflecting primarily the downward trend in net fee and commission income due to decreased transaction volume attributable to German clients' reluctance to engage in securities transactions.

     Net Income. Net income in our Private Clients division amounted to a loss of E111 million in 2001, primarily as a result of declining net fee and commission income, in combination with a high level of loan loss provisions relating to German borrowers.

                              CORPORATES & MARKETS

DESCRIPTION OF BUSINESS

     We serve our corporate and capital markets customers through our Corporates & Markets division, into which we combined our former investment banking and corporate clients business divisions in the third quarter of 2001. Through this combination, we aim to take advantage of our access to corporate Europe, Dresdner Bank's balance sheet strength, the Allianz Group's strong credit rating, our extensive capital markets experience around the world and our strong position in Germany. In 2001, our Corporates & Markets division accounted for approximately 35.4% of our net revenue from banking operations.

     Our Corporates & Markets division is focused on raising capital for corporate and institutional customers in our core markets of Germany, the United Kingdom, other countries in Western Europe, and the United States. We offer a wide range of investment banking, commercial banking and other capital markets products and services to selected multinational, large and medium-sized corporate customers and public sector entities. Our strategy is built on an integrated business approach and product range in German commercial and investment banking, our strength in the European capital markets and our global expertise in selected business areas such as mergers and acquisitions and advisory services, risk management and specialty finance. Our goal is to exploit potential synergies between our traditional corporate customers and our investment banking business while further strengthening our position in the European capital markets, particularly in Germany and in relation to medium-sized corporate clients, and expanding selected global product areas. In recent years, in order to capitalize on our strengths, we have sought to consolidate our position in Germany and the United Kingdom, to expand in other key European markets, and to move away from non-core activities such as commercial lending to customers outside of Europe, while continuing to provide the banking products and services required by our core market customers as they progress into global markets. At December 31, 2001, we had approximately 30,000 large and medium-sized Corporates & Markets clients, the majority of which were in Germany.

     In January 2001, Dresdner Bank acquired Wasserstein Perella & Co., a premier U.S.-based investment bank with a leading mergers and acquisitions business and a strong international franchise. Wasserstein Perella & Co.'s activities have been integrated into our global investment banking business under the brand name Dresdner Kleinwort Wasserstein. We believe that Dresdner Kleinwort Wasserstein's combined corporate and investment banking know-how and close client relationships will significantly enhance our capabilities in our core investment banking markets. In November 2001, we announced the departure of Bruce Wasserstein, the former chairman of Wasserstein Perella & Co., from Dresdner Kleinwort Wasserstein. We do not believe that his departure will have a significant negative impact on our investment banking operations.

PRODUCTS AND SERVICES

     Our Corporates & Markets division offers corporate finance advisory services on mergers and acquisitions, divestitures, restructurings and other strategic matters, securities underwriting and market making, securities and derivatives trading, portfolio management, custodial services, and other capital markets products and services. We also provide corporate loans, take deposits, and provide our corporate customers with payment, management consulting, real estate and other corporate banking services.

     Our Corporates & Markets division operates through the following five business lines:

     Investment Banking. We created this business line by integrating our former global corporate finance division and Wasserstein Perella & Co.'s strategic advisory services unit. Our investment banking business line provides German and international financial advisory services to a range of corporate, institutional and public sector clients. These services include strategic and financial advice on mergers and acquisitions, privatizations, divestitures, restructurings, leveraged buy-outs, defensive strategies and valuation. In addition, our investment banking business line underwrites equity and equity-linked issues, including those in privatizations, capital increases, initial public offerings and secondary distributions, in close cooperation with our global equities business line. While our investment banking business line is organized to provide geographic coverage and sector expertise to customers in major countries and industry groups around the world, our aim is to be a market leader in mergers and acquisitions advisory services in key economic sectors such as power and utilities, media and telecommunications and financial services. In 2001, Dresdner Bank ranked fifth in completed European mergers and acquisitions and seventh in mergers and acquisitions worldwide, based on dollar volume. (Source: Thompson Financial, January 2002). In April 2002, we announced that we expected to dispose of our U.S. restructuring business through a management buyout, effective June 2002.

     Global Debt. We integrated our former global markets and global finance business lines into our global debt business line in the first quarter of 2001 in order to provide a single unified platform for all of our customers' debt-related requirements. Through our global debt business line, we originate, underwrite and engage in secondary trading of various types of corporate and public sector debt instruments and arrange syndicated loans. Our global debt business line offers fully integrated products and services across the debt spectrum, including derivatives, foreign exchange, securitization, origination and distribution. Our global debt business line benefits from our strong European base, together with selected operational centers in Asia-Pacific and North America, in the global bond and syndicated loan markets.

     Global Equities. Our global equities business line comprises primary and secondary distribution, research, trading, sales and equity derivatives. Operating in a global context, Dresdner Kleinwort Wasserstein is a major player in European equity markets, with research, execution and distribution capabilities underpinned by technical expertise, balance sheet strength and continuous investment in leading-edge information technology. We have built our global equities business on our strong position in the UK and German equities markets, our globally integrated service, our commitment to excellence in research and in-depth industry knowledge, and our placement capability in major markets worldwide.

     Corporate Banking. Our corporate banking business line comprises our former corporate clients business, which we reorganized in the third quarter of 2001. Our corporate banking strategy emphasizes growth based on above-average commission income, together with a firm control over administrative expenses and risk costs. We arrange non-syndicated bank loans and foreign trade financing, take deposits, and provide our customers with payment, clearing, cash and account management, and electronic and other banking services and products. In July 2000, we launched an Internet-based corporate financial portal, which offers comprehensive, secure transaction capabilities and a broad array of services, ranging from information on asset, cash and currency management to financing solutions and other value-added services. We continue to integrate our e-business solutions into our product range and customer service.

     Global Private Equity. Our private equity capital business line was renamed Dresdner Kleinwort Capital in January 2001. We have extensive experience in both equity and mezzanine investments for leveraged buyouts, management buy-ins, expansion financing, bridge equity, recapitalizations, corporate joint venture transactions and late stage development capital. At December 31, 2001, we had assets and funds under management of approximately E3.7 billion, including our own assets and funds as well as those we manage for customers in our Private Clients division. In 2001, we made new investments of E209 million.

     In April 2002, we announced that our global debt and global equities business lines would be merged into a single new capital markets business line, effective immediately.

     In addition, in May 2002, we announced that we would combine the private equity operations of the Allianz Group and Dresdner Bank into Allianz Private Equity Holding.

DISTRIBUTION

     In our Corporates & Markets division, we rely on relationship managers and sales teams working together with product specialists to develop in-depth corporate finance expertise in both investment banking and commercial banking to meet the capital markets needs of our clients. Our goal is to offer a full range of capital markets products and services to our Corporates & Markets clients worldwide. Our customers now have a choice of three complementary distribution channels: standard "face-to-face" support by professional advisory staff, the Internet, and our service centers.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

     Net Revenue. Net revenue in our Corporates & Markets division was E1,864 million in 2001, reflecting mainly decreased fee and commission income, particularly in our mergers and acquisitions and other advisory business, and decreased trading income, particularly from equity securities, due to the weak capital markets. These declines were offset in part by increased interest income and trading income from fixed-income securities, reflecting a shift into fixed-income securities as a result of the poor performance of many equity indices.

     Net Income. Net income in our Corporates & Markets division was a loss of E619 million in 2001. Net income for our Corporates & Markets business declined primarily as a result of decreased fee and commission and trading income, in conjunction with increases in net loan loss provisions and write-downs on private equity investments as a result of deteriorating economic conditions, as well as high personnel and other administrative expenses.

                                     OTHER

DESCRIPTION OF BUSINESS

     Our Other division contains income and expense items that are not directly assigned to our operating divisions, as well as our real estate and transaction banking business lines. Income and expense items that are not directly assigned to our operating divisions include, in particular, expenses for banking segment functions and projects affecting more than one division, realized gains and losses from our strategic investment portfolio and provisioning requirements for country and general risks. In addition, other items contains charges relating to the integration of Dresdner Bank into the Allianz Group and charges for the restructuring measures that have been introduced. See "-- Cost-Cutting and Restructuring Measures." In 2001, our Other division accounted for approximately 37.2% of our net revenue from banking operations.

     Real Estate. We serve our real estate customers through our real estate business line, which comprises primarily the business operations of our mortgage bank Deutsche Hypothekenbank AG (or Deutsche Hyp) and our German real estate fund management subsidiary, DEGI Deutsche Gesellschaft fur Immobilienfonds GmbH. Our real estate business line offers a full array of real estate services.

     In November 2001, we announced that Rheinische Hypothekenbank AG, the mortgage banking subsidiary of Commerzbank, Eurohypo AG, the mortgage banking subsidiary of Deutsche Bank, and Deutsche Hyp would merge into a single entity by 2002, subject to regulatory and shareholder approvals. Upon completion of the merger, we will hold an ownership interest of approximately 30% in the merged entity, while Deutsche Bank and Commerzbank will hold approximately 35% each. The new entity will retain the name Eurohypo AG. We expect the new Eurohypo AG to develop over the next several years into a strong competitor in the European commercial mortgage banking market by achieving economies of scale and offering a broader product portfolio. The new Eurohypo AG will also retain the existing residential and other private mortgage banking business of Deutsche Hyp, while our new residential and other private mortgage banking operations will be transferred to Allianz Leben, which we expect to occur in the third quarter of 2002.

     Transaction Banking. As a corporate service unit in Germany, our transaction banking business line primarily provides our Private Clients and Corporates & Markets divisions, as well as Dresdner Asset Management and other Allianz Group companies, with a wide variety of products and services relating to the processing of securities business and payments transactions. Through our custody business, we offer a comprehensive range of custody products and services to national and international financial intermediaries. As of December 31, 2001, the total market value of securities under custody in the Group was E745 billion.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

     Net Revenue. Net revenue in our Other division was E1,957 million in 2001, reflecting primarily realized gains of E866 million from the sale of shares of Munich Re held by Dresdner Bank, other investment income of E628 million from realized gains on our strategic investment portfolio, changes in the fair value of non-qualifying hedge derivatives and interest income from our mortgage lending operations, offset in part by other expense from investments of E465 million consisting of realized losses and write-downs of investments.

     Net Income. Net income in our Other division was E1,033 million in 2001. Net income was positively affected by the disposition of Munich Re shares and other investment income, offset primarily by realized losses on investments of E340 million, restructuring charges of E132 million and charges of E206 million relating to the integration of Dresdner Bank into the Allianz Group.

                          ASSET MANAGEMENT OPERATIONS

     Our asset management segment operates as a global provider of institutional and retail asset management products and services to third-party investors and provides investment management services to our insurance operations. We managed approximately E1,173 billion of third-party assets and Group's own investments on a worldwide basis as of December 31, 2001, with key management centers in Munich, Frankfurt, London, Paris, Hong Kong, Milan, Westport, Connecticut, and San Francisco, San Diego and Newport Beach, California. Our third-party assets under management have grown significantly in recent years to approximately E620 billion as of December 31, 2001. The 2001 acquisitions of Dresdner Bank and Nicholas-Applegate increased our third-party assets under management by E228 billion as of July 23, 2001 and E36 billion as of January 31, 2001, respectively. As measured by total assets under management at December 31, 2001, we were the largest asset manager in Germany, the second-largest asset manager in Europe and the second-largest asset manager in the world. (Source: Global Investor, December 2001/January 2002)

     The following table sets forth certain key data concerning our asset management operations at December 31 for the years indicated:

                       ASSETS UNDER MANAGEMENT: KEY DATA

                                                                      DECEMBER 31,
                                                           -----------------------------------
                                                                2001(1)             2000
                                                           -----------------   ---------------
                                                               E         %        E        %
                                                                     (E IN MILLIONS)
Third-party assets(2)
  PIMCO Group............................................    333,093    28.4   297,220    42.4
  Dresdner Bank Group....................................    210,855    18.0        --      --
  Nicholas-Applegate.....................................     29,209     2.5        --      --
  Other..................................................     47,301     4.0    39,204     5.6
                                                           ---------   -----   -------   -----
  Subtotal...............................................    620,458    52.9   336,424    48.0
Group's own investments(3)...............................    527,386    45.0   341,283    48.7
Separate account assets(2)(4)............................     24,692     2.1    22,770     3.3
                                                           ---------   -----   -------   -----
Total....................................................  1,172,536   100.0   700,477   100.0
                                                           =========   =====   =======   =====

---------------

(1) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

(2) Assets are presented at fair value.

(3) Includes adjustments to reflect real estate and investments in affiliated enterprises, joint ventures and associated enterprises at market value, and excludes certain loans to banks and loans to customers.

(4) Represents investments held on account and at risk of life insurance policyholders.

     Our asset management operations pursue two separate but related objectives. In our third-party asset management business, we seek to leverage the power of our portfolio management expertise, existing customer relationships and distribution to develop a leading global asset management business. In the management of our Group's own investments, we seek to maximize long-term total return on our investments for the benefit of our shareholders and policyholders, including the value of our portfolio of financial and industrial equity participations, while remaining within the Group's risk management guidelines.

     We manage our asset management operations primarily through Allianz Dresdner Asset Management GmbH (or ADAM), our wholly owned asset management subsidiary formed after our acquisition of Dresdner Bank in July 2001. We reorganized our former financial services segment in late 2001 under ADAM in order to integrate the asset management operations of Dresdner Bank, to achieve new economies of scale and to extend the reach of our distribution networks for asset management products and services. We consolidated the assets and liabilities and results of operations of Dresdner Bank's asset management business into our asset management segment as of July 23, 2001, the date of the acquisition. The banking operations formerly included in our financial services segment are now a part of our banking segment. See "-- Banking Operations." As of December 31, 2001, ADAM managed approximately E584 billion, or 94%, of our third-party assets under management and approximately E184 billion, or 35%, of our Group's own investments. The remainder of our third-party assets are managed by Dresdner Bank (approximately E27 billion, or 4%) and other Allianz Group companies. The majority of our Group's own investments (approximately E343 million, or 65%) continue to be managed by the respective investment management units of Allianz Group insurance companies around the world.

     We conduct our asset management operations primarily through our operating companies worldwide. As part of our multi-regional strategy, we operate under multiple brand names in different regions. In the United States, our main operating companies include PIMCO, Nicholas-Applegate, Dresdner RCM Global Investors, and Oppenheimer Capital. In Europe, we operate primarily through AGF Asset Management, RAS Asset Management, Deutscher Investment Trust (or dit), Dresdner Bank Investment Management (or dbi), and Dresdner Asset Management, as well as Dresdner RCM Global Investors and PIMCO. In Asia, our main brands are Dresdner RCM Global Investors, PIMCO, Meiji Dresdner Asset Management and Allianz Asset Management.

RESULTS OF OPERATIONS

     The following table sets forth certain summarized financial information for our asset management operations for the years indicated:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              2001(1)     2000     1999
                                                              -------    ------    ----
                                                                   (E IN MILLIONS)
Interest and similar income.................................     129        204     204
Income from affiliated enterprises, joint ventures and
  associated enterprises....................................      (3)         1     (39)
Other income from investments...............................      44         18       7
Trading income..............................................      10         16       6
Fee and commission income, and income from service
  activities................................................   2,479      1,420     427
Other income................................................      79         63      88
                                                              ------     ------    ----
  Total income..............................................   2,738      1,722     693
                                                              ------     ------    ----
Interest and similar expenses...............................     (82)       (61)   (114)
Other expenses for investments..............................     (57)        --      (1)
Net loan loss provision.....................................      --         --      --
Acquisition costs and administrative expenses...............  (1,895)      (484)    (28)
Amortization of goodwill....................................    (243)       (89)     --
Other expenses..............................................    (795)    (1,043)   (442)
                                                              ------     ------    ----
Total expenses..............................................  (3,072)    (1,677)   (585)
                                                              ------     ------    ----
Earnings from ordinary activities before taxation...........    (334)        45     108
Taxes.......................................................     168          4     (56)
Minority interests in earnings..............................    (182)      (136)    (29)
                                                              ------     ------    ----
Net income..................................................    (348)       (87)     23
                                                              ======     ======    ====

---------------
(1) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Assets Under Management. Third-party assets under management and Group's own investments increased by E473 billion, or 67.6%, to E1,173 billion at the end of 2001 from E700 billion at the end of 2000. The increase was due primarily to our acquisitions of Dresdner Bank and Nicholas-Applegate, and to a lesser extent, an increase in the Group's own investments and third-party assets under management. Of the increase, E186 billion represented growth in Group's own investments, while E284 billion represented growth in third-party assets under management, primarily as a result of the acquisition of Dresdner Bank (E211 billion), as well as the acquisition of Nicholas-Applegate (E29 billion). Excluding the effects of these acquisitions, as well as the effects of exchange rate movements (E16 billion), our third-party assets under management would have increased by E28 billion, or 8.3%, to E364 billion at the end of 2001 due primarily to growth in fixed-income investments in our PIMCO operations.

     Net Income. Asset management net income decreased by E261 million, to a net loss of E348 million in 2001 from a net loss of E87 million in 2000, despite the increase in assets under management, primarily because costs rose more quickly than income. Total income, which consists primarily of fee and commission income, and income from service activities, increased by E1,016 million, or 59.0% to E2,738 million in 2001 from E1,722 million in 2000, reflecting primarily the increased assets under management due to our acquisition of Dresdner Bank. Total expenses increased by E1,395 million or 83.2%, to E3,072 million in 2001 from E1,677 million in 2000, due primarily to increased expenses associated with our acquisition of Dresdner Bank. Total expenses included acquisition-related expenses of E647 million recorded in 2001, as well as costs incurred in connection with the establishment of ADAM and the reorganization of our asset management operations as a result of our acquisition of Dresdner Bank. The acquisition-related expenses included amortization of goodwill of E243 million associated with the acquisitions of PIMCO and Nicholas-Applegate, amortization charges of E374 million relating to capitalized retention payments to key executives of the PIMCO Group, which are being amortized over periods of five to seven years from the date of the acquisition, and an additional E30 million of expenses incurred in connection with retention payments to key executives at Dresdner RCM following our acquisition of Dresdner Bank in July 2001. In addition, minority interest of E182 million in our asset management operations was accounted for mainly by the minority interest in PIMCO (E142 million) of PIMCO's former parent company, which continues to hold an approximately 30% ownership interest in PIMCO. See Note 3 to our consolidated financial statements. Excluding the effects of the acquisition-related expenses of E647 million, earnings from ordinary activities before taxation from our asset management operations would have been E313 million in 2001, due primarily to earnings at PIMCO.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Assets Under Management. Third-party assets under management and Group's own investments increased by E331 billion, or 89.7%, to E700 billion at the end of 2000 from E369 billion at the end of 1999. Of this increase, E24 billion represented growth in Group's own investments managed by the asset management segment, while E307 billion represented growth in third-party assets under management, primarily as a result of the acquisition of PIMCO in May 2000.

     Net Income. Asset management net income of E23 million in 1999 decreased E110 million to a net loss of E87 million in 2000. The increased assets under management and the reduction in net income in 2000 from 1999 is primarily due to the consolidation of seven months' results of PIMCO after its acquisition in May 2000. The contribution to net income from PIMCO of E51 million was more than offset by expenses related to the acquisition.

                               THIRD-PARTY ASSETS

     The following table sets forth certain key data concerning our third-party assets under management at December 31 for the years indicated:

        ASSET MANAGEMENT OPERATIONS -- KEY DATA BY GEOGRAPHIC REGION(1)

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  2001            2000
                                                              -------------   -------------
                                                                       %        E       %
                                                               E    (E IN BILLIONS)
ADAM
  Germany...................................................   96     15.5       8      2.4
  Rest of Europe............................................   53      8.5      22      6.5
  NAFTA.....................................................  409     66.0     297     88.4
  Rest of World.............................................   26      4.2      --       --
                                                              ---    -----     ---    -----
     Subtotal...............................................  584     94.2     327     97.3
Other(2)....................................................   36      5.8       9      2.7
                                                              ---    -----     ---    -----
     Total..................................................  620    100.0     336    100.0
                                                              ===    =====     ===    =====

---------------

(1) Represents location of Allianz Group asset management operations.

(2) In 2001, consists of assets managed by Dresdner Bank (E27 billion) and other Allianz Group companies (E9 billion).

     We have significantly grown our third-party assets under management in recent years, both through acquisitions such as Dresdner Bank and Nicholas-Applegate in 2001 and PIMCO in 2000, and through organic growth. We intend to leverage the PIMCO, dit, Nicholas-Applegate and Dresdner RCM franchises in further developing our third-party asset management business through our flagship subsidiaries on a global basis. We believe that the European markets offer especially attractive opportunities for third-party fund managers. We also expect that investment fund products, in particular retirement planning vehicles, will increase in importance in Europe. We expect this trend to be supported by the increased demographic pressure that state-run pension systems will face and the rising prevalence of defined contribution arrangements. We believe that we are well-positioned in third-party markets, especially in Germany, France and Italy, and we are seeking to increase our market share in these markets.

     We are also developing our insurance and banking distribution capabilities, including our dedicated advisory, branch bank and insurance networks in Europe, as asset accumulation arms to further our asset management capabilities. Leading examples of our activities in this area include our operations through Dresdner Bank, where we have approximately 7,000 financial advisors in branch offices to distribute our asset management, life insurance and other financial products; our operations at RAS Group, with its independent network of licensed financial advisors who distribute life insurance and financial products; and our operations at the AGF Group in France, with its network of advisors offering comprehensive financial planning services. See also "-- Banking Operations."

     We serve a comprehensive range of retail and institutional asset management clients, including corporate and public pension funds, insurance and other financial services companies, governments and charities, financial advisors and private individuals. Our third-party asset management includes primarily equity, fixed income, money market and sector products, as well as alternative investments.

     The following tables show our third-party assets under management by investment category and by investor class at December 31 for the years indicated:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 2001          2000
                                                              -----------   -----------
                                                               E      %      E      %
                                                                   (E IN BILLIONS)
Fixed income................................................  377    60.8   240    71.3
Equity......................................................  218    35.2    96    28.7
Other(1)....................................................   25     4.0    --      --
                                                              ---   -----   ---   -----
  Total.....................................................  620   100.0   336   100.0
                                                              ===   =====   ===   =====

---------------

(1) Includes primarily investments in real estate.

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 2001          2000
                                                              -----------   -----------
                                                               E      %      E      %
                                                                   (E IN BILLIONS)
Institutional...............................................  466    75.2   269    80.1
Retail......................................................  154    24.8    67    19.9
                                                              ---   -----   ---   -----
  Total.....................................................  620   100.0   336   100.0
                                                              ===   =====   ===   =====

     Our third-party asset management subsidiary ADAM is organized globally into three principal business lines: global equity, global fixed-income and global retail (distribution). Each of our asset management business lines is led by a global head. Together with ADAM's chief executive officer and chief operating officer, who sets standards and coordinates corporate controlling and administration, each of the global heads is also a member of ADAM's executive committee, which is responsible for ADAM's strategic development and financial performance. In addition, country organizations led by country managers provide shared infrastructure and services. ADAM's management structure has been designed to manage the complexity of its multi-regional, multi-product and multi-channel business activities. Within this structure, ADAM maintains significant incentives for entrepreneurship and encourages its business units to operate autonomously.

PORTFOLIO MANAGEMENT

     ADAM has globally consistent, well-structured and transparent investment processes that are based on fundamental primary research. Our goal is to provide our clients with portfolios that consistently offer superior performance in accordance with our clients' investment objectives. We aim for outperformance through active portfolio management coupled with comprehensive risk management at all levels of the investment process. At December 31, 2001, we had more than 590 portfolio managers and more than 200 analysts in major markets worldwide providing a comprehensive range of actively managed fixed-income and equity products and services.

Global Fixed Income

     Our fixed-income portfolio investment process is led by PIMCO, one of the world's leading fixed-income investment managers. Our fixed-income product range includes total return, short and long duration, regional, country-specific, global and other geographic products, sector products including government and corporate bonds and specialty funds such as high yield and emerging markets. We deliver our fixed-income products in a broad range of investment vehicles, including separate accounts, fixed-income mutual funds and investment trusts.

Global Equity

     Our equity portfolio investment products include all major investment styles: value investment, growth investment and core investment. Our equity product range comprises regional, country-specific, global and other geographic products, sector products such as technology, biotechnology, capital equipment, consumer goods, energy and materials, and finance, as well as large, medium and small market capitalization funds. We deliver our equity products in a broad range of investment vehicles.

DISTRIBUTION

     In Europe, ADAM markets and services institutional products offered by its asset management subsidiaries through specialized personnel located primarily in its Frankfurt, London, Munich, Paris and Milan offices. European retail distribution is provided primarily through the proprietary channels of the Allianz Group, including branch bank advisors, full-time agents employed by affiliated insurance companies and other Allianz Group financial planners and advisors.

     In Germany, ADAM and its predecessors have offered mutual funds since 1949. The funds are distributed primarily through our branch bank network and our full-time insurance agents. To strengthen these channels, ADAM provides asset management specialists and support services, including call centers and client services. In addition, through our Advance financial planners and ADAM subsidiaries, we are recruiting, training and deploying additional financial planners who will offer a wide range of Allianz Group products, including mutual funds, to investors.

     In France, AGF Asset Management markets a wide range of retail products to individual investors through its own in-house network totaling approximately 8,000 financial advisors, including full-time agents employed by AGF Group, brokers and specialist networks.

     In Italy, RAS Asset Management offers mutual funds, private banking products, current accounts, credit and debit cards, brokerage services and real estate financing. Retail products and services are marketed through affiliated financial planners, financial advisors, banks and via the Internet.

     In the United Kingdom and the United States, each of our ADAM asset managers markets and services its institutional products through its own specialized personnel. The institutional markets in the United Kingdom and the United States are dominated by consultants, who advise their clients with regard to investment strategy and asset allocation, conduct due diligence on and rank portfolio managers, and conduct searches. As a result, ADAM portfolio managers in these areas put emphasis on servicing consultants. In addition, in the United States, ADAM asset managers offer a wide range of retail products. The principal proprietary channel is PIMCO Funds, which distributes mutual funds managed by its affiliates through broker-dealers, financial planners, 401(k) funds and other intermediaries. We also provide "wrap" services through broker-dealers, by managing all or a part of separate accounts maintained by broker-dealers for their customers. In the United States, ADAM also advises mutual funds sponsored by third parties, including other mutual fund families and insurance companies offering variable annuity products.

     ADAM has committed substantial resources to the build-out of a third-party asset management business in Asia-Pacific. We have offices in Tokyo, Hong Kong, Singapore, Taipei, Seoul and Sydney, which are being enlarged to accommodate equity and fixed-income portfolio management as well as institutional and retail distribution. ADAM is also seeking to leverage our brand, investment know-how and customer relationships in China and to exploit the opportunities in this growing asset management market.

COMPETITION

     Our main competitors in the asset management business include Deutsche Bank, AXA, UBS, Credit Suisse, Fidelity Investments, Citigroup, Merrill Lynch, Capital Group and Amvescap. Each of these entities has large, multi-jurisdictional and multi-product asset management operations, and most of them compete with us for both retail and institutional clients.

                            GROUP'S OWN INVESTMENTS

     Our Group's own investments consist of the investment portfolios of our insurance, banking and asset management operations. Our investment strategy with regard to our Group's own investments is to maximize long-term total return while remaining within the Group's risk management guidelines. These guidelines relate primarily to the quality of the investments and the matching of assets and liabilities. Our policy is to closely match the maturities and currencies of assets and liabilities. The investment policies of the insurance subsidiaries reflect the different liability characteristics and tax profiles of their respective operations. Our internationally integrated teams of portfolio managers work closely with the regional asset management subsidiaries to coordinate asset/liability management and product development activities. Because our insurance investments mostly serve to cover liabilities in the insurance business, our asset management professionals place a high priority on high quality, liquid and widely marketable securities in our insurance investments portfolio. For a discussion of the investment portfolios of our banking operations, see "-- Selected Statistical Information Relating to Our Banking Operations." For further discussion regarding our Group's investment strategy and risk management practices, see "Quantitative and Qualitative Disclosure about Market Risk."

     The following tables set forth the components of our Group's own investment portfolios by investment category, as well as separate account assets, at the end of the years indicated. Consistent with our general practice, amounts by investment category are presented before consolidation adjustments representing the elimination of transactions between Group companies in different segments.

                                                   DECEMBER 31, 2001(1)
                           --------------------------------------------------------------------
                           PROPERTY-    LIFE/                ASSET      CONSOLIDATION
                           CASUALTY    HEALTH    BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                           ---------   -------   -------   ----------   -------------   -------
                                                   (E IN MILLIONS)
Investments in affiliated
  enterprises, joint
  ventures and associated
  enterprises............    40,387      6,043     2,079       116         (38,378)      10,247
Investments..............    91,712    180,076    85,133     1,362         (12,981)     345,302
Loans and advances to
  banks..................     5,079      1,010    54,271     1,646            (732)      61,274
Loans and advances to
  customers..............     2,837     24,843   222,916       561         (11,464)     239,693
Trading assets...........     1,373        775   125,741       539              (6)     128,422
                            -------    -------   -------     -----         -------      -------
  Subtotal...............   141,388    212,747   490,140     4,224         (63,561)     784,938
Separate accounts........        --     24,692        --        --              --       24,692
                            -------    -------   -------     -----         -------      -------
  Total..................   141,388    237,439   490,140     4,224         (63,561)     809,630
                            =======    =======   =======     =====         =======      =======

---------------

(1) Group's own investments are stated at balance sheet value.

                                                         DECEMBER 31, 2000(1)
                                 --------------------------------------------------------------------
                                 PROPERTY-    LIFE/                ASSET      CONSOLIDATION
                                 CASUALTY    HEALTH    BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                 ---------   -------   -------   ----------   -------------   -------
                                                         (E IN MILLIONS)
Investments in affiliated
  Enterprises, joint ventures
  and associated enterprises...    22,514      5,615       96         62         (16,524)      11,763
Investments....................    95,718    186,799    3,070        528          (5,281)     280,834
Loans and advances to banks....     4,527      3,747    1,142      1,102          (3,448)       7,070
Loans and advances to
  customers....................     1,565     14,445   12,555        395            (874)      28,086
Trading assets.................        20        119       51        182              --          372
                                  -------    -------   ------      -----         -------      -------
  Subtotal.....................   124,344    210,725   16,914      2,269         (26,127)     328,125
Separate accounts assets.......        --     22,770       --         --              --       22,770
                                  -------    -------   ------      -----         -------      -------
  Total........................   124,344    233,495   16,914      2,269         (26,127)     350,895
                                  =======    =======   ======      =====         =======      =======

---------------

(1) Group's own investments are stated at balance sheet value.

INSURANCE OPERATIONS INVESTMENTS

     The following is a discussion of the investment portfolio of our insurance operations. For a discussion of the investment portfolios of our banking operations, see "-- Selected Statistical Information Relating to Our Banking Operations."

INTEREST-BEARING SECURITIES

     Fixed income securities, including both government and corporate bonds, constituted 43.8% of our property-casualty investment portfolio and 68.1% of our life/health investment portfolio as of December 31, 2001. The credit quality of our fixed income securities portfolio has historically been strong. As of December 31, 2001, of the rated fixed income securities in our Group's own investments portfolio, approximately 41% had a rating comparable to a Standard & Poor's rating of AAA, approximately 75% were invested in securities with a Standard & Poor's rating of AA or better and approximately 99% were invested in securities with a Standard & Poor's rating of BBB or better.

     The following table analyzes the maturities of our fixed income investments available for sale at December 31, 2001:

                                                              AMORTIZED COST   MARKET VALUE
                                                              --------------   ------------
                                                                     (E IN MILLIONS)
Contractual term to maturity:
  Up to one year............................................      28,814          25,689
  Over one year through five years..........................      98,301         105,619
  Over five years through ten years.........................      85,572          88,209
  Over ten years............................................      23,062          21,212
                                                                 -------         -------
     Total..................................................     235,749         240,729
                                                                 =======         =======

EQUITY INVESTMENTS

     Equity investments constituted 39.4% of our property-casualty investment portfolio and 19.9% of our life/health investment portfolio as of December 31, 2001. We have a long-standing strategy of investing life policyholders' and shareholders' funds and some amounts of property-casualty cash flow in equities. Since the early 1900's, the life/health and property-casualty investments in Germany have included equity positions in a number of well-known German companies (see table below). In January 2002, we sold substantially all of our shareholding in HypoVereinsbank to Munich Re and acquired Munich Re's shareholding in Allianz Leben, thereby increasing our ownership of Allianz Leben to 91.1%. See "Major Shareholders and Related Party Transactions."

     The long duration of this strategy, combined with the high returns on the equity investments, has contributed to the long-term return of policyholders and has enhanced the overall capitalization of the Group. The German tax reform that took effect on January 1, 2002 eliminated the capital gains tax for corporations on the sale of such equity investments. This change significantly increases the potential value of these investments, as it allows us to realize the value of these holdings in a tax advantaged manner. We believe that equities will continue to represent an attractive long-term investment option. We expect that the Group's own investment portfolio will become more weighted towards equities in the coming years. In accordance with German law, a substantial portion of the annual profits of the life insurance portfolio is credited to policyholders.

     The following table sets forth our Group's own investment portfolios by geographic region at the end of the years indicated:

                                                                   DECEMBER 31,
                                                   --------------------------------------------
                                                           2001                    2000
                                                   --------------------    --------------------
                                                   PROPERTY-     LIFE/     PROPERTY-     LIFE/
                                                   CASUALTY     HEALTH     CASUALTY     HEALTH
                                                   ---------    -------    ---------    -------
                                                                 (E IN MILLIONS)
Germany..........................................   100,600     117,233      79,398     121,100
Rest of Europe...................................    59,139      97,547      56,164      93,400
NAFTA............................................    20,398      18,438      17,945      15,604
Rest of World....................................     2,514       4,491       1,820       3,607
Specialty Lines..................................     3,007          --       3,057          --
Consolidated Adjustments.........................   (44,270)       (270)    (34,040)       (216)
                                                    -------     -------     -------     -------
  Total..........................................   141,388     237,439     124,344     233,495
                                                    =======     =======     =======     =======

SIGNIFICANT GROUP EQUITY INVESTMENTS

     The following tables set forth information regarding our significant equity investments in German and non-German companies at December 31, 2001. Except for the investments in Munich Re and Beiersdorf AG, which are valued by the equity method because we hold more than a 20% interest, these investments are carried on our financial statements at market value.

                                                                   DECEMBER 31, 2001
                                                     ---------------------------------------------
                                                     CARRYING VALUE    MARKET VALUE    % OWNERSHIP
                                                     --------------    ------------    -----------
                                                                    (E IN MILLIONS)
Munich Re(1).......................................      4,572            13,454          24.9
Beiersdorf AG......................................      1,077             4,629          43.6

---------------

(1) Our interest in Munich Re was substantially restructured pursuant to our acquisition of Dresdner Bank in July 2001 and our related agreements with Munich Re. See "Major Shareholders and Related Party Transactions."

                                                                   DECEMBER 31, 2001
                                                              ---------------------------
                                                              MARKET VALUE    % OWNERSHIP
                                                              ------------    -----------
                                                                    (E IN MILLIONS)
GERMAN COMPANIES
  E.ON AG...................................................     3,736            9.2
  HypoVereinsbank(1)........................................     3,024           16.4
  RWE AG....................................................     2,753           11.4
  BASF AG...................................................     2,678           10.9
  Siemens AG................................................     2,558            3.8
  Deutsche Bank AG..........................................     2,209            4.5
  Bayerische Motorenwerke AG................................     1,692            6.5
  Bayer AG..................................................     1,524            5.8
  Schering AG...............................................     1,422           11.9
  Vodafone AG...............................................     1,145            0.7

NON-GERMAN COMPANIES
  Credit Lyonnais S.A.......................................     1,272            9.9
  UniCredito Italiano S.p.A.................................     1,134            5.0
  Nokia Oyj.................................................       988            0.7
  Total Fina Elf S.A........................................       925            0.8
  Nestle S.A................................................       853            0.9
  Novartis AG...............................................       818            0.8
  Societe Generale S.A......................................       747            2.8
  Royal Dutch Petroleum.....................................       701            0.6
  Vodafone Group PLC........................................       618            0.3
  Aventis S.A...............................................       593            1.0
  UBS AG....................................................       580            0.8
  BNP Paribas...............................................       568            1.3
  Vivendi Universal.........................................       538            0.8
  ENI S.p.A.................................................       512            0.9

---------------

(1) We disposed of substantially all of our current shareholding in HypoVereinsbank in January 2002 pursuant to our agreements with Munich Re. See "Major Shareholders and Related Party Transactions."

INVESTMENT INCOME

     The following tables set forth the components of our investment income and expenses for each of the property-casualty, life/health, banking and asset management segments for the years ended December 31, 2001, 2000 and 1999:

                                                       YEAR ENDED DECEMBER 31, 2001
                                    -------------------------------------------------------------------
                                    PROPERTY-   LIFE/                ASSET      CONSOLIDATION
                                    CASUALTY    HEALTH   BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                    ---------   ------   -------   ----------   -------------   -------
                                                              (E IN MILLIONS)
INVESTMENT INCOME
  Interest and similar income.....    5,068     10,765    9,085        129           (823)       24,224
  Income from affiliated
    enterprises, joint ventures
    and associated enterprises....      889        525    1,016         (3)          (839)        1,588
  Realized gains..................    4,211      3,405      505         33            (39)        8,115
  Income from revaluations........       96        157      123         11             --           387
  Trading income..................    1,451       (117)     244         10              4         1,592
                                     ------     ------   ------       ----         ------       -------
    Subtotal......................   11,715     14,735   10,973        180         (1,697)       35,906

INVESTMENT EXPENSES
  Interest and similar expenses...   (1,323)      (492)  (6,852)       (82)           802        (7,947)
  Realized losses.................   (2,088)    (4,542)    (341)       (51)            24        (6,998)
  Loan loss allowance.............       (4)        (4)    (588)        --             --          (596)
  Write-downs and other expenses..     (800)      (995)    (124)        (6)            --        (1,925)
  Investment management
    expenses......................     (499)      (546)      --         --            104          (941)
                                     ------     ------   ------       ----         ------       -------
    Subtotal......................   (4,714)    (6,579)  (7,905)      (139)           930       (18,407)
                                     ------     ------   ------       ----         ------       -------
INVESTMENT INCOME (NET)...........    7,001      8,156    3,068         41           (767)       17,499
                                     ======     ======   ======       ====         ======       =======

                                                       YEAR ENDED DECEMBER 31, 2000
                                    -------------------------------------------------------------------
                                    PROPERTY-   LIFE/                ASSET      CONSOLIDATION
                                    CASUALTY    HEALTH   BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                    ---------   ------   -------   ----------   -------------   -------
                                                              (E IN MILLIONS)
INVESTMENT INCOME
  Interest and similar income.....    5,568     10,152    1,502        204           (831)       16,595
  Income from affiliated
    enterprises, joint ventures
    and associated enterprises....    1,833        693      122          1           (789)        1,860
  Realized gains..................    4,250      6,639       24         18            (24)       10,907
  Income from revaluations........        9         28        1         --             --            38
  Trading income..................      (10)       (49)       7         16             --           (36)
                                     ------     ------   ------       ----         ------       -------
    Subtotal......................   11,650     17,463    1,656        239         (1,644)       29,364

INVESTMENT EXPENSES
  Interest and similar expenses...   (1,136)      (148)  (1,257)       (61)           203        (2,399)
  Realized losses.................   (1,428)    (2,624)     (28)        --              1        (4,079)
  Loan loss allowance.............       --         --      (21)        --             --           (21)
  Write-downs and other expenses..     (485)      (380)      (5)        --             --          (870)
  Investment management
    expenses......................     (558)      (406)      --         --              8          (956)
                                     ------     ------   ------       ----         ------       -------
    Subtotal......................   (3,607)    (3,558)  (1,311)       (61)           212        (8,325)
                                     ------     ------   ------       ----         ------       -------
INVESTMENT INCOME (NET)...........    8,043     13,905      345        178         (1,432)       21,039
                                     ======     ======   ======       ====         ======       =======

                                                       YEAR ENDED DECEMBER 31, 1999
                                    ------------------------------------------------------------------
                                    PROPERTY-   LIFE/                ASSET      CONSOLIDATION
                                    CASUALTY    HEALTH   BANKING   MANAGEMENT    ADJUSTMENTS    TOTAL
                                    ---------   ------   -------   ----------   -------------   ------
                                                             (E IN MILLIONS)
INVESTMENT INCOME
  Interest and similar income.....    5,169      9,889    1,503        204           (822)      15,943
  Income from affiliated
     enterprises, joint ventures
     and associated enterprises...    1,113        625       35        (39)          (254)       1,480
  Realized gains..................    3,728      4,694       24          7            (52)       8,401
  Income from revaluations........        5          8       --         --             --           13
  Trading income..................        2         --        6          6             --           14
                                     ------     ------   ------       ----         ------       ------
     Subtotal.....................   10,017     15,216    1,568        178         (1,128)      25,851
                                     ------     ------   ------       ----         ------       ------
INVESTMENT EXPENSES
  Interest and similar expenses...     (621)      (119)  (1,268)      (114)            92       (2,030)
  Realized losses.................     (991)    (1,587)     (27)        --             70       (2,535)
  Loan loss allowance.............       --         --      (29)        --             --          (29)
  Write-downs and other expenses..     (162)      (289)      (2)        (1)            --         (454)
  Investment management expenses..     (352)      (364)      --         --             11         (705)
                                     ------     ------   ------       ----         ------       ------
     Subtotal.....................   (2,126)    (2,359)  (1,326)      (115)           173       (5,753)
                                     ------     ------   ------       ----         ------       ------
INVESTMENT INCOME (NET)...........    7,891     12,857      242         63           (955)      20,098
                                     ======     ======   ======       ====         ======       ======

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Net investment income decreased by E3,540 million, or 16.8%, to E17,499 million in 2001 from E21,039 million in 2000, largely as a result of the downturn in the capital markets in 2001, as reflected in the decrease in realized gains, which decreased by E2,792 million, or 25.6%, and the increase in realized losses, which increased by E2,919 million, or 71.6%, in 2001 compared to 2000.

     Property-casualty insurance investments increased by E17,044 million, or 13.7%, to E141,388 million in 2001 from E124,344 million in 2000, due primarily to an increase in investments in affiliated enterprises, joint ventures and associated enterprises. Net investment income from property-casualty investments decreased by E1,042 million, or 13.0%, to E7,001 million in 2001 from E8,043 million in 2000, due primarily to price declines on the capital markets. Interest and similar income decreased 9.0% to E5,068 million in 2001, compared with E5,568 million in 2000, while realized gains decreased slightly to E4,211 million in 2001, compared with E4,250 million in 2000. Investment expenses increased by E1,107 million, or 30.7%, to E4,714 million in 2001 from E3,607 million in 2000, reflecting primarily increased realized losses on investments and write-downs of investments as a result of price declines in the capital markets.

     Life/health insurance investments increased slightly by E3,944 million, or 1.7%, to E237,439 million in 2001 from E233,495 million in 2000, reflecting primarily an increase in separate account investments. Net investment income from life/health investments decreased by E5,749 million, or 41.3%, to E8,156 million in 2001 from E13,905 million in 2000, primarily due to a decrease in realized gains on investments and an increase in realized losses on investments due to price declines in the capital markets. Interest and similar income increased 6.0%, to E10,765 million in 2001, compared with E10,152 million in 2000, while realized gains decreased 48.7%, to E3,405 million in 2001, compared with E6,639 million in 2000. Investment expenses increased by E3,021 million, or 84.9%, to E6,579 million in 2001 from E3,558 million in 2000, reflecting primarily an increase in realized losses on investments and write-downs of investments due to price declines in the capital markets.

     Banking investments increased by E473,226 million to E490,140 million in 2001 from E16,914 in 2000, due primarily to the acquisition of Dresdner Bank. The Dresdner Bank acquisition was also the primary driver of the banking segment's investment results, as our banking operations were not significant in 2000. Net investment income from banking investments increased by E2,723 million, to E3,068 million in 2001 from E345 million in 2000. Interest and similar income increased to E9,085 million in 2001, compared with E1,502 million in 2000, while realized gains increased to E505 million in 2001, compared with E24 million in 2000. Investment expenses increased to E7,905 million in 2001 from E1,311 million in 2000.

     Asset management investments increased by E1,955 million, or 86.2%, to E4,224 million in 2001 from E2,269 million in 2000, reflecting primarily the acquisition of Dresdner Bank, offset in part by price declines on the capital markets. Net investment income from asset management investments decreased by E137 million to E41 million in 2001 from E178 million in 2000. Interest and similar income decreased by E75 million, or 36.8%, to E129 million in 2001, compared with E204 million in 2000, while realized gains increased to E33 million in 2001 from E18 million in 2000. Investment expenses increased by E78 million, or 127.9%, to E139 million in 2001 from E61 million in 2000, reflecting primarily realized losses on investments due to price declines in the capital markets.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Net investment income increased by E941 million, or 4.7%, to E21,039 million in 2000 from E20,098 million in 1999, largely as a result of portfolio growth and higher net realized gains, which were taken due to the strong performance of the capital markets.

     Property-casualty insurance investments increased by E8,131 million, or 7.0%, to E124,344 million in 2000 from E116,213 million in 1999, due primarily to the strong performance of capital markets. Net investment income from property-casualty investments increased by E152 million, or 1.9%, to E8,043 million in 2000 from E7,891 million in 1999. Interest and similar income rose 7.7% to E5,568 million in 2000, compared with E5,169 million in 1999, while realized gains increased 14.0%, to E4,250 million in 2000, compared with E3,728 million in 1999. Investment expenses increased by E1,481 million, or 69.7%, to E3,607 million in 2000 from E2,126 million in 1999, reflecting an increase in realized losses resulting from a repositioning of the investment portfolio which involved the sale of positions with underlying losses.

     Life/health insurance investments increased by E15,483 million, or 7.1%, to E233,495 million in 2000 from E218,012 million in 1999, reflecting the strong performance of the capital markets and a strong increase in the life insurance segment in Germany. Net investment income from life/health investments increased by E1,048 million, or 8.2%, to E13,905 million in 2000 from E12,857 million in 1999, primarily due to higher realized gains. Interest and similar income rose 2.7%, to E10,152 million in 2000, compared with E9,889 million in 1999, while realized gains increased 41.4%, to E6,639 million in 2000, compared with E4,694 million in 1999. The increase in realized gains reflected favorable market conditions and was driven in large part by the need to deliver competitive returns on policies with profit-sharing components. Investment expenses increased by E1,199 million, or 50.8%, to E3,558 million in 2000 from E2,359 million in 1999, reflecting primarily an increase in realized losses resulting from portfolio management activities similar to those for our property-casualty insurance investments described above.

     Banking investments increased slightly by E104 million, to E16,914 million in 2000 from E16,810 million in 1999. Net investment income from banking investments increased by E103 million, or 42.6%, to E345 million in 2001 from E242 million in 2000, due primarily to increased income from affiliated enterprises, joint ventures and associated enterprises, which increased by E87 million to E122 million in 2000 from E35 million in 1999. Interest and similar income decreased slightly to E1,502 million in 2000 from E1,503 million in 1999, while realized gains remained unchanged at E24 million in 2000. Investment expenses decreased by E15 million, or 1.1%, to E1,311 million in 2000 from E1,326 million in 1999.

     Asset management investments decreased slightly by E3 million, to E2,269 million in 2000 from E2,272 million in 1999. Net investment income from asset management operations increased by E115 million, or 182.5%, to E178 million in 2000 from E63 million in 1999, due primarily to an increase in income from affiliated enterprises, joint ventures and associated enterprises, as well as a decrease in interest and similar expenses. Interest and similar income remained unchanged at E204 million in 2000, while realized gains increased to E18 million in 2000 from E7 million in 1999. Investment expenses decreased by E54 million, or 47.0%, to E61 million in 2000 from E115 million in 1999, due primarily to decreased interest and similar expenses, which decreased by E53 million, to E61 million in 2000 from E114 million in 1999.

                        LIQUIDITY AND CAPITAL RESOURCES

     We operate as both a holding company for the Group's insurance, banking and other subsidiaries and as a reinsurance company, primarily for other Group companies. The liquidity and capital resource considerations for us and for our domestic and non-domestic operating subsidiaries vary in light of the business conducted by each, as well as the insurance and banking regulatory requirements applicable to the Allianz Group in Germany and the other countries in which it does business. At December 31, 2001, 2000 and 1999, the Allianz Group had E21,240 million, E4,209 million and E3,930 million, respectively, of cash and cash equivalents. See Note 12 to our consolidated financial statements. We believe that our working capital is sufficient for our present requirements.

     Our principal sources of funds are premiums, customer deposits, investment income, funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends and reinsurance premiums received from our subsidiaries. We also receive funds from our subsidiaries' internal pension operations, which we invest on their behalf. For a description of the types of financial instruments we use and the maturity profile of our financial liabilities, see Note 21 to the consolidated financial statements. See also "-- Selected Statistical Information Relating to Our Banking Operations" and "Quantitative and Qualitative Disclosures About Market Risk." For further information regarding the uses and sources of liquidity, capital requirements, and other related matters, see "-- Consolidated Cash Flows."

     The majority of Allianz AG's external debt financing at December 31, 2001 was in the form of debentures and money market securities. The Allianz Group's total certificated liabilities outstanding at December 2001, 2000 and 1999 were E134,670 million, E13,606 million, and E10,963 million, respectively. Of the certificated liabilities outstanding at December 31, 2001, E54,106 million were due within one year. For further information regarding outstanding certificated liabilities, see Note 21 to our consolidated financial statements. Proceeds to Allianz AG from the issuance of debt for the years ended December 31, 2001, 2000 and 1999 were E3,054 million, E2,354 million and E767 million, respectively.

     We paid dividends of E367 million, E306 million and E275 million on our shares in 2001, 2000 and 1999 with respect to the fiscal years 2000, 1999 and 1998, respectively. See "Key Information -- Dividends." Dividends paid by our operating subsidiaries outside of Germany are generally retained by an intermediate holding company to finance operations or acquisitions in the relevant countries. As a result, we generally pay dividends out of the profits from our reinsurance operations and profits transferred from our German operating subsidiaries.

     Certain of our subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. In addition to the restrictions in respect of minimum capital and solvency requirements that are imposed by insurance and other regulators in the countries in which our subsidiaries operate, other limitations exist in certain countries. For example, the operations of our insurance company subsidiaries located in the United States are subject to limitations on the payment of dividends to their parent company under applicable state insurance laws. Dividends paid in excess of these limitations generally require prior approval of the insurance commissioner of the state of domicile. See "-- Regulation and Supervision."

                            CONSOLIDATED CASH FLOWS

     The principal sources of funds for our insurance operations are premiums, net investment income and proceeds from sales or maturity of investments, while the major uses of these funds are to pay property-casualty claims and related claims expenses, provide life policy benefits, pay surrenders and profit sharing for life policyholders and pay other operating costs. We generate a substantial cash flow from insurance operations as a result of most premiums being received in advance of the time when claim payments or policy benefits are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically met the liquidity requirements of our insurance operations, as evidenced by the growth in investments.

     With regard to our banking operations, our primary sources of liquidity are customer deposits and interest income from our lending transactions and our investment portfolio, while our major uses of funds are for the issuance of new loans and advances to banks and customers, and the payment of interest on deposits, certificated liabilities and subordinated liabilities. Other sources of liquidity include our ability to borrow on the interbank market and convert securities in our investment and trading portfolios into cash.

     On a consolidated basis, we have additional sources of liquidity through our access to commercial paper, medium-term notes and other credit facilities.

     In the insurance industry, liquidity generally refers to the ability of an enterprise to generate adequate amounts of cash from its normal operations, including its investment portfolio, in order to meet its financial commitments, which are principally obligations under its insurance or reinsurance contracts. The liquidity of our property-casualty insurance operations is affected by the frequency and severity of losses under its policies, as well as by the persistency of its products. Future catastrophic events, the timing and effect of which are inherently unpredictable, may also create increased liquidity requirements for our property-casualty operations. The liquidity needs of our life operations are generally affected by trends in actual mortality experience relative to the assumptions with respect thereto included in the pricing of its life insurance policies, by the extent to which minimum returns or crediting rates are provided in connection with its life insurance products, as well as by the level of surrenders and withdrawals.

     Our uses of funds, in addition to shareholder dividends (which amounted to E367 million in 2001), include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims (including claims handling expenses) and profit sharing by life policyholders), acquisitions, and employee and other operating expenses, as well as interest expense on outstanding borrowings. Our life and health insurance products include mandatory profit-sharing features, whereby we return a specified portion of statutory profits to policyholders annually, generally in the form of premium subsidies or rebates. Since the beginning of 2000, we have been required by law to return 90% of surplus from capital investments in our life and health businesses to our policyholders. Since the actual levels of profit sharing have been over 90% in recent years as a result of competitive forces, we do not expect the new regulatory requirement to materially affect our liquidity or results of operations.

     Recent significant acquisitions have included the purchases of AGF in 1998, PIMCO in May 2000, Nicholas-Applegate in January 2001 and Dresdner Bank in July 2001. See Note 3 to our consolidated financial statements for additional information.

     The liquidity requirements of our insurance operations are met on both a short- and long-term basis by funds provided by insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. We also have access to commercial paper, medium-term note and other credit facilities as additional sources of liquidity.

     Our capital requirements are primarily dependent on our business plans regarding the levels and timing of capital expenditures and investments. Subject to developments affecting the Group which cannot be predicted or controlled, we currently intend to maintain Group capital expenditure levels generally in the range of the past three years. We are not currently subject to any commitment for capital expenditures which individually is material to the Group. For a description of our principal acquisitions and dispositions of businesses during the last three years, see Note 3 to the consolidated financial statements. For a listing of our significant subsidiaries, see Note 46 to the consolidated financial statements.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     First-time compliance with regulations specific to the banking sector required changes in the format of the cash flow statement. The headings for the previous years were adjusted accordingly. The cash flow statement excludes the effects of the first-time consolidation of major new acquisitions during the course of 2001, including, among others, Dresdner Bank and Nicholas-Applegate. Subsequent to their respective dates of acquisition, the cash of these companies has been included in the cash flow statement. For additional information, see
Note 44 to our consolidated financial statements.

     Net cash used in operating activities was E775 million in 2001, compared to net cash provided by operating activities of E2,476 million in 2000. The decrease was primarily attributable to an increased change in trading securities and a decrease in net income for the year. This was offset by an increased adjustment for investment income and expenses not involving movement in cash, and an increased change in other receivables and liabilities.

     Net cash provided by investing activities was E18,019 million in 2001, compared to net cash used in investing activities of E6,955 million in 2000. The increase was primarily driven by an increased change in cash and cash equivalents from the acquisition of consolidated affiliated companies, following the acquisition of Dresdner Bank and Nicholas-Applegate, an increased change in available-for-sale securities and an increased change in other investments.

     Net cash used in financing activities was E231 million in 2001, compared to net cash provided by financing activities of E4,749 million in 2000. The decrease was primarily attributable to a decreased change in loans, participation certificates and post-ranking liabilities, and a decreased change in other financing activities.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Net cash provided by operating activities was E2,476 million in 2000, compared to E10,996 million in 1999. The decrease was primarily attributable to a decreased change in deferred acquisition costs, an increase in loans and advances from banks and customers, a decrease in certificated liabilities, a decrease change in other assets and liabilities, an increased change in deferred tax assets/liabilities, and an increased adjustment for investment income/expenses not involving movements of cash. This was offset by increased net income for the year and increased changes in reserve for loss and loss adjustment expense and other insurance reserves.

     Net cash used in investing activities in 2000 was E6,955 million, compared to E9,727 million in 1999, a decrease of E2,772 million, or approximately 28.5%. The decrease reflected a decline in net purchases of securities available for sale, offset by increased use of cash flows for acquisitions.

     Net cash flow from financing activities increased to E4,749 million in 2000 from E286 million in 1999, primarily reflecting an increase in debt.

     The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2000 of E4,209 million, compared to E3,930 million at year-end 1999, an increase of E279 million from 1999 levels.

                      PROPERTY-CASUALTY INSURANCE RESERVES

GENERAL

     When claims are made by or against policyholders, any amounts that a member of the Allianz Group's property-casualty segment pays or expects to pay the claimant are referred to as losses, and the costs of investigating, resolving and processing these claims are referred to as loss adjustment expenses (or
LAE). Allianz establishes reserves for payment of losses and LAE for claims that arise from its property-casualty insurance and reinsurance policies by product, coverage and year for each company in the Group. In accordance with IAS, no specific loss and LAE reserves are established until an event that causes a loss occurs.

     Loss and LAE falls into two categories: reserves for reported claims and reserves for incurred but not reported (IBNR) claims. Reserves for reported claims are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. Such estimates are made on a case-by-case basis, based on the facts and circumstances available at the time the reserves are established. The estimates reflect the informed judgment of our claims personnel based on general insurance reserving practices and knowledge of the nature and value of a specific type of claim. These reserves are periodically adjusted in the ordinary course of settlement and represent the estimated ultimate costs necessary to bring all pending reported claims to final settlement, taking into account inflation, and other societal and economic factors which can influence the amount of the reserves required. Consideration is given to historic trends of disposition patterns and loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may also affect the estimation of reserves, as well as ultimate costs of claims.

     IBNR reserves are established to recognize the estimated cost of losses that have occurred but about which the Group does not yet have notice. These reserves, like the reserves for reported claims, are established to recognize the estimated costs, including expenses, necessary to bring claims arising out of losses to final settlement. Since nothing is known about the occurrence, the Group relies on its past experience adjusted for current trends and any other factors that would modify past experience to estimate the IBNR liability. These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Late reported claim trends, claim severity, exposure growth and future inflation are some of the factors used in projecting the IBNR reserve requirements. These reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

     The time required to learn of and settle claims is an important consideration in establishing reserves. Short-tail claims, such as automobile property damage claims, are reported within a few days or weeks and are generally settled within two to three years. Medium-tail claims such as personal and commercial motor liability claims generally take four to six years to settle, while long-tail claims, such as general liability, workers compensation, construction and professional liability claims take longer to settle. Based on the profile of property-casualty reserves for our largest operating entities, we characterize our reserves as approximately 20% short-tail, 40% medium-tail and 40% long-tail.

     The ultimate cost of loss and LAE is subject to a number of highly variable circumstances. As time passes between when a claim is reported to the final settlement of the claim, a change in circumstances may require established reserves to be adjusted either upwards or downwards. Items such as changes in the legal environment, results of litigation, and changes in medical costs, costs of automobile and home repair materials and labor rates can substantially impact claim costs. These factors can cause actual developments to vary from expectations, perhaps materially. Claims reserve estimates are periodically reviewed and updated, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations.

     On the basis of the Group's internal procedures, management believes, based on information currently available to it, that the Group's property-casualty reserves are adequate. However, the establishment of loss reserves is an inherently uncertain process, and accordingly, there can be no assurance that ultimate losses will not differ from the Group's initial estimates.

RECONCILIATION OF BEGINNING AND ENDING LOSS AND LAE RESERVES

     The following table is a summary reconciliation of the beginning and ending reserves of the Allianz Group, including the effect of reinsurance ceded, for the property-casualty insurance segment for each of the years in the three-year period ended December 31, 2001, on an IAS basis.

                    RECONCILIATION OF LOSS AND LAE RESERVES
                      PROPERTY-CASUALTY INSURANCE SEGMENT

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2001     2000     1999
                                                              ------   ------   ------
                                                                  (E IN MILLIONS)
Balance as of January 1.....................................  54,047   51,272   45,560
Less reinsurance recoverable................................  12,571   12,089    9,428
                                                              ------   ------   ------
Net.........................................................  41,476   39,183   36,132
                                                              ------   ------   ------
Plus incurred related to:
  Current year..............................................  27,295   24,163   23,427
  Prior years(1)............................................      76     (123)    (787)
                                                              ------   ------   ------
Total incurred..............................................  27,371   24,040   22,640
                                                              ======   ======   ======
Less paid related to:
  Current year..............................................  11,895   11,735   12,279
  Prior years...............................................  12,462   11,968    9,166
                                                              ------   ------   ------
Total paid..................................................  24,357   23,703   21,445
                                                              ------   ------   ------
Effect of foreign exchange..................................     407      649    1,410
Effect of acquisitions(2)...................................     423      240      928
Reclassification(3).........................................      --      458       --
Other(4)....................................................      --      609     (482)
                                                              ------   ------   ------
Net balance at end of year..................................  45,320   41,476   39,183
Plus reinsurance recoverable................................  16,156   12,571   12,089
                                                              ------   ------   ------
Balance as of December 31...................................  61,476   54,047   51,272
                                                              ======   ======   ======

---------------

(1) The favorable development in 1999 and 2000 is primarily due to our subsidiaries in Germany, Austria and the United Kingdom, offset to some extent by unfavorable run-off in Italy and the United States.

(2) Reserves for loss and LAE of subsidiaries purchased (or sold) are included (or excluded) as of the date of transaction (or disposition).

(3) Represents the movement of certain AGF Belgium reserves from aggregate policy reserves to loss reserves.

(4) In 2000, includes the impact of the commutation of a reinsurance agreement with Munich Re (E322 million).

CHANGES IN HISTORICAL LOSS AND LAE RESERVES

     The following loss and LAE reserve development table illustrates the change over time of the loss and LAE reserves of the Group at the end of the years indicated. The reserves represent the estimated amount of loss and LAE for claims arising in the current and all prior accident years that are unpaid at the balance sheet date, including IBNR. Since the Group adopted IAS in 1997, historical loss development data is available on an IAS basis of accounting for the five years 1997 to 2001 only.

     The first section of each table shows gross reserves for loss and LAE as initially established at the end of each stated year. The second section, reading down, shows the cumulative amounts paid, gross of reinsurance and retrocessions, as of the end of the successive years with respect to the reserve initially established. The third section shows the retroactive re-estimation of the initially established gross reserves for loss and LAE as of the end of each successive year, which results primarily from the Group's expanded awareness of additional facts and circumstances that pertain to open claims. The last section compares the latest re-estimated gross reserves for loss and LAE to the gross reserves as initially established and indicates the cumulative development of the initially established gross reserves through December 31, 2001. For instance, the surplus (deficiency) shown in the table for each year represents the aggregate amount by which the original estimates of reserves at that year-end have changed in subsequent years.

     Accordingly, the cumulative surplus (deficiency) for a year-end relates only to reserves at that year-end and such amounts are not additive.

     Caution should be exercised in evaluating the information shown on this table, as each amount includes the effects of all changes in amounts for prior periods. Conditions and trends that have affected development of liability in the past may or may not necessarily occur in the future, and accordingly, conclusions about future results may not be derived from information presented in this table.

             CHANGES IN HISTORICAL RESERVES FOR UNPAID LOSS AND LAE
                      PROPERTY-CASUALTY INSURANCE SEGMENT
                              GROSS OF REINSURANCE

                                                                      DECEMBER 31,(1)
                                                       ----------------------------------------------
                                                        1997      1998      1999      2000      2001
                                                       ------    ------    ------    ------    ------
                                                                      (E IN MILLIONS)
Gross liability for unpaid claims and claims
  expenses...........................................  34,323    45,560(2) 51,272(3) 54,047    61,476(4)
Paid (cumulative) as of:
  One year later.....................................   8,573    12,996    15,949    16,639
  Two years later....................................  13,329    20,967    24,132
  Three years later..................................  16,778    24,588
  Four years later...................................  19,562
Liability re-estimated as of:
  One year later.....................................  32,200    46,768    52,663    55,357
  Two years later....................................  33,104    46,975    53,589
  Three years later..................................  32,766    47,346
  Four years later...................................  33,455
Cumulative surplus (deficiency)......................     868    (1,786)   (2,317)   (1,310)
Cumulative surplus (deficiency) excluding impact of
  foreign exchange...................................   2,294     1,515      (694)     (581)
  Percent............................................     6.7%      3.3%     (1.4)%    (1.1)%

---------------

(1) Reserves for loss and LAE of subsidiaries purchased (or sold) are included (or excluded) as of the date of the acquisition (or disposition).

(2) As a result of the acquisition of AGF, loss and LAE reserves at December 31, 1998 increased by E10,658 million on a gross basis.

(3) As of December 31, 1999, gross reserves increased by E1.2 billion as a result of the completion of the acquisition of Allianz Australia and by E2.0 billion as a result of the strengthening of the U.S. dollar and the pound sterling against the euro.

(4) As of December 31, 2001, the increase in gross reserves was primarily due to the gross incurred losses and loss adjustment expenses related to the terrorist attack of September 11, 2001.

     As of December 31, 2001, 2000 and 1999, our consolidated property-casualty reserves reflected discounts of E1,588 million, E1,445 million, and E1,167 million, respectively.

     Reserves are discounted to varying degrees in the United States, Germany, Hungary, Brazil, Switzerland, Portugal, France, Belgium and the Netherlands. For the United States, the discount reflected in the reserves is related to annuities for certain long-tailed liabilities, primarily in workers' compensation. For the other countries, the reserve discounts relate to annuity reserves for various classes of business. These classes include personal accident, general liability and motor liability in Germany, Hungary and Brazil, workers' compensation in Switzerland and Portugal, individual and group health disability and motor liability in France and health disability in Belgium and the Netherlands. All of the reserves that have been discounted have payment amounts that are fixed and timing that is reasonably determinable.

     The significant increase in the gross reserves for 2001 over 2000 for the Allianz Group companies is driven by gross incurred losses and loss adjustment expenses related to the terrorist attack of September 11, 2001. On a consolidated Group basis, the terrorist attack of September 11, 2001 resulted in net claims costs of approximately E1,500 million. Estimated losses are based on a policy-by-policy analysis as well as a variety of actuarial techniques, coverage interpretations and claim estimation methodologies, and include an estimate of incurred but not reported, as well as estimated costs related to the settlement of claims. These loss estimates are subject to considerable uncertainty.

     Because the terrorist attack of September 11, 2001 was a single coordinated event, it is the belief of the Group's management that the losses at the World Trade Center constitute one occurrence. A Group company is currently a defendant in a lawsuit brought by an insured alleging that the attack constituted multiple occurrences. Based on the policy wording, the Group believes it is clear that the attack constitutes one occurrence and intends to defend this matter vigorously. See "Financial Information -- Legal Proceedings -- Litigation."

     The reserves held at year-end 1997 and year-end 1998 show surpluses of 6.7% and 3.3%, respectively, after adjusting for the impact of exchange rate fluctuations. The surplus is primarily driven by favorable claims experience in Germany, France, the United Kingdom, and Austria and is offset by adverse development in Italy. The reserves held at year-end 1999 and year-end 2000 show deficiencies of 1.4% and 1.1%, respectively, after adjusting for the impact of exchange rate fluctuations. The deficiency for year-end 1999 is driven by upward development on claims related to the storms "Lothar" and "Martin" that occurred in Europe in late 1999. Additionally, the strengthening of the reserves for motor liability and general liability in Italy during 2001 contributed to the deficiencies shown for both 1999 and 2000.

                 INDIVIDUAL COUNTRY RESERVES -- GROSS RESERVES

     The following five tables present loss development data on a local statutory basis of accounting for Germany, the United States, the United Kingdom, France and Italy, the five countries in which we write the majority of our business.

     Since the Group adopted IAS in 1997, historical loss development data is not available on a consistent basis of accounting for years prior to 1997. Therefore, the individual country tables presented on the following pages are prepared on a local statutory basis of accounting for each respective country.

     Generally, under German, French and Italian statutory accounting principles, property-casualty loss and LAE reserves are established based on a case reserving approach. Individual case reserves, set by claims adjusters, are aggregated to determine the overall reserve amounts. In addition, local regulations require an equalization reserve as a safety margin. In comparison, under IAS, overall property-casualty reserves are set by analyzing past data and applying actuarial methodologies to this data. In addition, IAS-based reserves exclude equalization reserves. Consistent with IAS principles, catastrophe and equalization reserves are not included in the individual country loss and LAE reserves disclosures.

     The tables for Germany, France, Italy and the United Kingdom present eight years of loss information, as over 60% of the business in these countries is short- and medium-tail. The table for the United States presents ten years of loss information, as the Group provides longer-tail coverages in this market. The tables for Germany and France have changed due to the inclusion of data for assumed reinsurance (such as from underwriting pools) that was not included previously, and the tables for Italy have changed due to improved coverage. The Group total table above is unaffected by these changes.

GERMANY

     The loss reserve development table for Germany includes the development of property-casualty reserves for the Group subsidiaries that insure or reinsure property-casualty risks in Germany. The table is presented on a consolidated basis for the Group's subsidiaries in Germany on a German statutory accounting basis, and represents 100% of property-casualty reserves in Germany.

     In Germany, reserves related to annuities for personal accident, general liability and motor liability claims are discounted. As of December 31, 2001, 2000, and 1999, our German property-casualty reserves reflected discounts of E202 million, E180 million, and E162 million, respectively.

                                                                               DECEMBER 31,
                                                   ---------------------------------------------------------------------
                                                    1994     1995     1996     1997     1998     1999     2000     2001
                                                   ------   ------   ------   ------   ------   ------   ------   ------
                                                                              (E IN MILLIONS)
Gross reserves for unpaid claims and claims
  Expenses.......................................  10,068   10,787   13,046   13,409   13,235   13,341   13,522   14,642
Cumulative paid as of:
  One year later.................................   2,080    2,052    2,448    2,444    2,527    2,841    2,721
  Two years later................................   2,875    2,829    3,434    3,328    3,576    3,889
  Three years later..............................   3,334    3,357    3,927    4,013    4,198
  Four years later...............................   3,710    3,762    4,421    4,453
  Five years later...............................   4,026    4,103    4,766
  Six years later................................   4,299    4,329
  Seven years later..............................   4,480
Liability re-estimated as of:
  One year later.................................   9,314    9,780   11,821   11,954   11,982   12,413   12,427
  Two years later................................   8,701    9,144   10,814   10,764   10,916   11,424
  Three years later..............................   8,337    8,542    9,977   10,036   10,279
  Four years later...............................   7,913    8,105    9,425    9,549
  Five years later...............................   7,602    7,772    9,061
  Six years later................................   7,366    7,518
  Seven years later..............................   7,167
  Cumulative surplus (deficiency)................   2,901    3,269    3,985    3,860    2,956    1,917    1,095
    Percent......................................    28.8%    30.3%    30.5%    28.8%    22.3%    14.4%     8.1%

     As a multi-line insurer in the German market, our reserves include diverse property-casualty coverages including motor liability, general liability, property, marine, and credit. In Germany, the general practice is to record statutory reserves based on a prudent case-by-case reserve approach. Statistically, due to favorable outcomes on certain portions of the case reserves, this methodology leads to overall favorable development in the total reserves, leading to statutory reserves that are generally redundant. The reserves for Germany on an IAS basis for 1997 through 2001, the years for which IAS figures are available, are 20-25% lower than the statutory reserves. This reflects the difference in the methodologies for calculating reserves under Germany's statutory accounting standards and IAS. On an IAS basis, the reserves in Germany show cumulative surplus percentages of 15.9%, 9.8%, 4.0%, and 1.7% for the years 1997 through 2000, respectively.

     The increase in the gross reserves for 2001 over 2000 for Allianz Group non-life insurance companies in Germany is driven by gross incurred losses and loss adjustment expenses related to the terrorist attack of September 11, 2001, a majority of which is attributable to reinsurance underwritten by Allianz AG.

UNITED STATES

     The loss reserve development table for the United States includes the development of property-casualty reserves for the Group subsidiaries in the United States that insure or reinsure property-casualty risks. The table is presented on a consolidated basis for the Group's subsidiaries in the United States on a U.S. statutory basis, and represents 100% of property-casualty reserves in the United States. As of December 31, 2001, 2000, and 1999, our U.S. property-casualty reserves reflected discounts of E412 million, E295 million, and E212 million, respectively.

                                                                 DECEMBER 31,
                            ---------------------------------------------------------------------------------------
                             1992     1993     1994     1995     1996     1997     1998     1999     2000     2001
                            ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                                (E IN MILLIONS)
Gross reserves for unpaid
  claims and claims
  expenses................   7,392    7,972    7,174    7,415    8,633   10,571   10,047   11,932   12,701   16,292
Cumulative paid as of:
  One year later..........   1,878    1,589    1,536    1,626    2,538    2,589    2,937    4,025    3,961
  Two years later.........   2,968    2,557    2,516    3,191    4,099    4,429    5,269    6,280
  Three years later.......   3,663    3,213    3,573    4,308    5,455    5,932    6,705
  Four years later........   4,145    3,960    4,432    5,384    6,383    6,878
  Five years later........   4,698    4,569    5,358    6,110    7,084
  Six years later.........   5,218    5,436    5,963    6,650
  Seven years later.......   6,033    5,977    6,410
  Eight years later.......   6,538    6,353
  Nine years later........   6,898
Liability re-estimated as of:
  One year later..........   7,895    6,970    7,285    8,260   10,644   10,254   11,711   13,145   13,357
  Two years later.........   7,192    7,207    7,984    9,859   10,341   11,286   11,990   13,308
  Three years later.......   7,538    7,814    9,274    9,614   11,087   11,411   11,966
  Four years later........   8,084    8,834    9,112   10,250   11,105   11,313
  Five years later........   8,963    8,780    9,687   10,292   10,956
  Six years later.........   9,035    9,384    9,742   10,126
  Seven years later.......   9,683    9,460    9,594
  Eight years later.......   9,807    9,324
  Nine years later........   9,695
  Cumulative surplus
    (deficiency)..........  (2,303)  (1,352)  (2,420)  (2,711)  (2,323)    (742)  (1,919)  (1,376)    (656)
  Cumulative surplus
    (deficiency) excluding
    impact of foreign
    exchange..............  (1,153)    (881)    (899)    (188)      (9)     455      591       17      (54)
    Percent...............   (15.6)%  (11.0)%  (12.5)%   (2.5)%   (0.1)%    4.3%     5.9%     0.1%    (0.4)%

     The Allianz Group companies in the United States form one of the leading U.S. property-casualty groups. Our portfolio consists of a diverse group of personal and commercial coverages, including workers' compensation, general liability, automobile liability, property, fire and marine generally written throughout the United States, and as such we are exposed to general developments and risks that affect the entire U.S. property-casualty industry.

     The significant increase in the gross reserves for 2001 over 2000 for the Allianz Group non-life insurance companies in the United States is driven by losses and loss adjustment expenses related to the terrorist attack of September 11, 2001, significantly all of which are attributable to Allianz Insurance Co.

     In the years shown, we have experienced adverse loss development in our U.S. property-casualty reserves, primarily due to environmental, asbestos and other toxic-tort related (or E&A) claims. In 1995, Fireman's Fund increased its net and gross reserves for E&A claims by $800 million. In 2000, an additional $250 million in gross and net reserves were reallocated to E&A liabilities.

     The following table summarizes the gross and net U.S. claim reserves for E&A claims at December 31 for the years indicated.

                                                               AS A PERCENTAGE OF   AS A PERCENTAGE OF
                                                                 U.S. PROPERTY-        THE GROUP'S
                                                                    CASUALTY        PROPERTY-CASUALTY
YEAR-END DECEMBER 31,  NET E&A RESERVES   GROSS E&A RESERVES     GROSS RESERVES       GROSS RESERVES
---------------------  ----------------   ------------------   ------------------   ------------------
                         (E MILLIONS)        (E MILLIONS)
1998.................         978               1,845                 18.4%                4.0%
1999.................         883               1,748                 14.6%                3.4%
2000.................       1,073               1,983                 15.6%                3.7%
2001.................         979               1,838                 11.3%                3.0%

     There are significant uncertainties in estimating the amount of our U.S. E&A claims. Reserves for E&A claims cannot be estimated with traditional loss reserving techniques. Case reserves are established when sufficient information has been obtained to indicate the involvement of a specific insurance policy. In addition, IBNR reserves are established to cover additional exposures on both known and unasserted claims. In establishing the liabilities for claims arising from asbestos-related illnesses, toxic waste clean-up and latent drug and chemical exposures, management considers facts currently known and the current state of the law and coverage litigation. However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpretation in the future, there is significant uncertainty regarding the extent of remediation and insurer liability.

     In response to the uncertainty associated with E&A claims, Fireman's Fund has created an environmental claims unit focused on E&A claims evaluation and remediation for our U.S. subsidiaries. The staff of this unit, consisting of a total of approximately 50 employees, determines appropriate coverage issues according to the terms of the policies and contracts involved and, on the basis of its experience and expertise, makes judgments as to the ultimate loss potential related to each claim submitted for payment under the various policies and contracts. Judgments of potential losses are also made from precautionary reports submitted by insured companies for claims which have the possibility of involving policy coverage. Factors considered in determining the reserve are: whether the claim relates to asbestos or hazardous waste; whether the claim is for bodily injury or property damage; the limits of liability and attachment points; policy provisions for expenses (which are a significant portion of the estimated ultimate cost of these claims); type of insured; and any provision for reinsurance recoverables. In addition, Fireman's Fund actively pursues commutations and reinsurance cessions to reduce its E&A exposures.

     The industry-wide loss trends for some of these exposures, especially for asbestos-related losses, have deteriorated recently. Some of the reasons for this deterioration include: insureds who either produced or installed products containing asbestos have seen more and larger claims brought against them, some of these companies have declared bankruptcy which has caused plaintiff attorneys to seek larger amounts from solvent defendants and to also include new defendants. Some defendants are also seeking relief under different coverage provisions when the products liability portion of their coverage has been exhausted.

     The foregoing developments led the Allianz Group companies in the U.S. to engage outside actuarial consulting firms to update a previous study conducted in 1995 to analyze the adequacy of the reserves for these types of losses. This analysis is expected to be completed during the second half of 2002. As of the current date, management continues to rely on the results of the 1995 study as the basis for its best estimate of asbestos and environmental reserves. Upon completion of the analysis, additions to the reserves for environmental and asbestos losses may be necessary and such additions could be significant.

UNITED KINGDOM

     The loss reserve development table for the United Kingdom includes the development of property-casualty reserves for the Group subsidiaries that insure or reinsure property-casualty risks in the United Kingdom. The table is presented on a consolidated basis for the Group's subsidiaries on a U.K. GAAP basis, which is similar to an IAS basis, and represents 100% of property-casualty reserves in the United Kingdom.

                                                                                   DECEMBER 31,
                                                        -------------------------------------------------------------------
                                                          1994      1995    1996     1997     1998    1999    2000    2001
                                                        ---------   -----   -----   ------   ------   -----   -----   -----
                                                                                    (E IN MILLIONS)
Gross reserves for unpaid claims and claims
  expenses............................................      1,141   1,158   1,445   1,797    2,727    3,165   3,262   3,557
Cumulative paid as of:
  One year later......................................        305     393     469     507      835      911   1,059
  Two years later.....................................        534     627     695     759    1,264    1,496
  Three years later...................................        708     765     856     907    1,622
  Four years later....................................        807     882     947   1,039
  Five years later....................................        897     938   1,031
  Six years later.....................................        934   1,001
  Seven years later...................................        969
Liability re-estimated as of:
  One year later......................................      1,055   1,349   1,613   1,606    2,960    3,052   3,189
  Two years later.....................................      1,205   1,467   1,467   1,629    2,816    3,013
  Three years later...................................      1,298   1,356   1,485   1,614    2,720
  Four years later....................................      1,203   1,356   1,467   1,506
  Five years later....................................      1,204   1,355   1,407
  Six years later.....................................      1,219   1,330
  Seven years later...................................      1,270
  Cumulative surplus (deficiency).....................       (129)   (172)     38     291        7      152      73
  Cumulative surplus (deficiency) excluding impact of
    foreign exchange..................................         18     152     233     322      337      204     131
    Percent...........................................        1.6%   13.1%   16.2%   17.9%    12.3%     6.4%    4.0%

     In the United Kingdom, the Group writes a very broad mix of property-casualty business for both individual and commercial clients. Our general practice is to record property-casualty reserves at the actuarial best estimate plus a margin for prudence. Accordingly, from 1995 through 2000, we have experienced favorable development in property-casualty claim reserves. These savings have arisen to differing degrees on almost all lines of business and reflect the approach of calculating reserves on a prudent best estimate basis. This approach reflects industry practice in the United Kingdom.

     Cornhill experienced gross incurred losses and loss adjustment expenses related to the terrorist attack of September 11, 2001, which was a primary factor in year-to-year reserves development.

     The periods prior to and including 1994 differ from subsequent periods in that they showed a deficiency for three development years before a surplus emerged. This deficiency arose from the strengthening of reserves relating to Marine Excess of Loss business written through the London Market during the late 1980's. This strengthening of Marine reserves more than offset the redundancy emerging from other lines of business at the time. The Group considers that the reserve issues that arose at the time have been fully addressed, as evidenced by the now positive run-off.

     The table also shows a sharp increase in the level of gross reserves from 1997 to 1998. This is primarily due to the acquisition of AGF in 1998. Reserves from AGF's UK subsidiaries were E1,067 million at December 31, 1998.

FRANCE

     The loss reserve development table for France includes the development of property-casualty reserves for the Group subsidiaries that insure or reinsure property-casualty risks in France. The table is presented on a consolidated basis for the Group's subsidiaries in France on a French statutory accounting basis. All property-casualty lines other than construction, MAT and credit are presented on an accident year basis. Construction, MAT and credit are presented on an underwriting year basis, consistent with applicable French statutes. Loss reserves presented on an "underwriting year" basis represent claims related to all policies written during a given year. In contrast, "accident year" loss reserves represent claims for events that occurred during a given calendar year, regardless of when the policy was written. Loss reserves on an underwriting year basis may include claims from different accident years. For example, a policy written during 1999 may have losses in accident year 1999 and in accident year 2000. Therefore, underwriting year data as of a particular evaluation date is less mature than accident year data. This leads to loss emergence taking place over a slightly longer period of time. For year-ends 1998 through 2001, the lines of business accounted for on an underwriting year basis accounted for approximately 25% of the Group's reserves in France.

     At December 31, 2001, 2000, and 1999, as permitted by applicable French statutes, the Group carried approximately E1.4 billion, E1.4 billion, and E1.3 billion, respectively, in annuity reserves. These annuities reflected discounts of E451 million, E444 million, and E387 million, respectively. These annuities relate to individual and group health disability reserves (included in the non-life segment under the Group's French statutory financial statements) and to motor liability where payment amounts are fixed and the timing is reasonably determinable. The reserve development reflected in the table below includes development attributable to the amortization of the discount.

                                                                                   DECEMBER 31,
                                                          ---------------------------------------------------------------
                                                          1994    1995    1996    1997    1998     1999    2000     2001
                                                          -----   -----   -----   -----   -----   ------   -----   ------
                                                                                  (E IN MILLIONS)
Gross reserves for unpaid claims and claims expenses....  1,231   1,275   1,319   1,297   8,468    9,169   9,573   10,277
Cumulative paid as of:
  One year later........................................    373     363     345     341   2,076    3,003   2,877
  Two years later.......................................    536     518     500     469   3,140    4,358
  Three years later.....................................    641     622     594     573   3,826
  Four years later......................................    723     696     672     648
  Five years later......................................    780     758     733
  Six years later.......................................    829     803
  Seven years later.....................................    867

                                                                                   DECEMBER 31,
                                                          ---------------------------------------------------------------
                                                          1994    1995    1996    1997    1998     1999    2000     2001
                                                          -----   -----   -----   -----   -----   ------   -----   ------
                                                                                  (E IN MILLIONS)
Liability re-estimated as of:
  One year later........................................  1,230   1,293   1,280   1,279   8,082   10,231   9,860
  Two years later.......................................  1,260   1,273   1,271   1,218   8,649   10,033
  Three years later.....................................  1,253   1,276   1,222   1,241   8,615
  Four years later......................................  1,277   1,233   1,234   1,228
  Five years later......................................  1,242   1,239   1,239
  Six years later.......................................  1,215   1,236
  Seven years later.....................................  1,252
  Cumulative surplus (deficiency).......................    (21)     39      81      69    (147)    (864)   (286)
    Percent.............................................   (1.7)%   3.1%    6.1%    5.3%   (1.7)%   (9.4)%  (3.0)%

     The Allianz Group companies in France form one of the leading French property-casualty groups. The Group's acquisition of AGF in 1998 resulted in a E5,513 million increase in held reserves at December 31, 1998.

     The Group's primary property-casualty lines of business in France are motor liability, property, individual and group health, group disability, general liability, construction, MAT and credit. Declining frequency trends for motor liability in recent years and a prudent case reserving philosophy for motor liability and general liability have contributed to the favorable runoff reflected in the table for years 1995 through 1997. For 1999, the adverse run-off is primarily due to the upward development during 2000 of losses from the storms "Lothar" and "Martin," which occurred in Europe in late December 1999.

ITALY

     The loss reserve development table for Italy includes the development of property-casualty reserves for the Group subsidiaries that insure or reinsure property-casualty risks in Italy. The table is presented on a consolidated basis for the Group's subsidiaries in Italy on an Italian statutory accounting basis, and represents 100% of property-casualty reserves in Italy.

                                                                             DECEMBER 31,
                                                     -------------------------------------------------------------
                                                     1994    1995    1996    1997    1998    1999    2000    2001
                                                     -----   -----   -----   -----   -----   -----   -----   -----
                                                                            (E IN MILLIONS)
Gross reserves for unpaid claims and Claims
  expenses.........................................  2,379   3,471   3,829   4,029   4,640   5,040   5,560   6,097
Cumulative paid as of:
  One year later...................................    888   1,308   1,487   1,562   1,824   1,940   2,092
  Two years later..................................  1,280   1,989   2,152   2,308   2,626   2,879
  Three years later................................  1,534   2,372   2,571   2,742   3,173
  Four years later.................................  1,717   2,660   2,861   3,101
  Five years later.................................  1,859   2,877   3,129
  Six years later..................................  1,989   3,084
  Seven years later................................  2,118

                                                                             DECEMBER 31,
                                                     -------------------------------------------------------------
                                                     1994    1995    1996    1997    1998    1999    2000    2001
                                                     -----   -----   -----   -----   -----   -----   -----   -----
                                                                            (E IN MILLIONS)
Liability re-estimated as of:
  One year later...................................  2,376   3,527   3,829   4,037   4,650   5,091   5,687
  Two years later..................................  2,333   3,524   3,804   4,147   4,788   5,332
  Three years later................................  2,404   3,605   3,938   4,279   4,984
  Four years later.................................  2,449   3,710   4,049   4,429
  Five years later.................................  2,498   3,796   4,162
  Six years later..................................  2,547   3,879
  Seven years later................................  2,165
  Cumulative surplus (deficiency)..................   (237)   (408)   (333)   (401)   (344)   (292)   (127)
    Percent........................................   (9.9)% (11.8)%  (8.7)%  (9.9)%  (7.4)%  (5.8)%  (2.3)%

     The Allianz Group companies in Italy form one of the leading Italian property-casualty groups. The property-casualty reserve portfolio in Italy consists predominantly of motor liability and general liability. During the past few calendar years, adverse development in the Italian general liability market has occurred due to an increase in late-reported claims. In addition, an increase in personal injuries for motor liability, coupled with an increase in the average cost of claims, has led to an increase in the ultimate cost of claims for motor liability. As a result, during the last several calendar years, but especially during 2001, reserves for motor liability and general liability were strengthened at the RAS Group across several accident years causing most of the adverse development shown above for Italy.

      SELECTED STATISTICAL INFORMATION RELATING TO OUR BANKING OPERATIONS

     For the purposes of presenting the following information, our banking operations include Dresdner Bank AG and its subsidiaries (Dresdner Bank), including its asset management operations, and certain other banking subsidiaries of Allianz. This presentation differs from the presentation in "Information on the Company and Operating and Financial Review and Prospects", where the asset management operations of Dresdner Bank are included in our asset management segment and excluded from our banking segment. The following information has been derived from the financial records of our banking operations and has been prepared in accordance with IAS; it does not reflect adjustments necessary to convert such information to U.S. GAAP. Although the financial statements of Dresdner Bank were consolidated into the financial statements of Allianz AG on the date of our acquisition of Dresdner Bank on July 23, 2001, the information presented below includes the banking operations of Dresdner Bank for all periods in order to provide the reader with comparable information about our banking operations. Additionally, the assets and liabilities of Dresdner Bank do not reflect adjustments necessary to apply purchase accounting. Certain additional limitations concerning the average balance sheet data of Dresdner Bank discussed in this section are noted below under "-- Average Balance Sheet and Interest Rate Data."

     In applying our accounting policies to the financial statements of Dresdner Bank during periods prior to July 23, 2001, certificated commercial loans common to the German market, or Schuldscheindarlehen, have been reclassified from Loans and advances to banks and Loans and advances to customers to Investment securities available for sale in order to conform to our accounting policies. At December 31, 2001, 2000, 1999, 1998 and 1997, the book value of
Schuldscheindarlehen was approximately E44.0 billion, E46.6 billion, E48.6 billion, E49.1 billion, and E43.8 billion, respectively. Because there were no loss allowances recorded on such Schuldscheindarlehen, such reclassification had no impact on the gross amount of the loss allowances described below under "-- Summary of Loan Loss Experience." However, such reclassification did adversely affect the ratio of total allowances for loan losses to total loans.

AVERAGE BALANCE SHEET AND INTEREST RATE DATA

     The following table sets forth the average balances of assets and liabilities and related interest earned from interest-earning assets and interest expensed on interest-bearing liabilities, as well as the resulting average interest yields and rates. Dresdner Bank did not, in the periods shown, prepare consolidated balance sheet and interest rate data on a monthly basis. The average balance sheet and interest rate data shown below was derived using unconsolidated monthly balances of Dresdner Bank AG and its branch operations and significant subsidiaries, together with quarterly consolidated balances of Dresdner Bank prepared in accordance with IAS. Such unconsolidated monthly balances reflected approximately 90% of Dresdner Bank's consolidated assets and liabilities, were not available for all months in the periods shown, and were not in all cases prepared fully in accordance with IAS. Dresdner Bank has reconciled such monthly balances to the consolidated quarterly balances that were not subject to these limitations, and the data shown below reflects adjustments to give effect to differences identified in such a reconciliation process. We believe such adjusted monthly balances provide a fair representation of the activities of Dresdner Bank's banking operations.

     Since the adoption of IAS 39 on January 1, 2001, the fair values of all derivative instruments have been included within non-interest-earning assets or non-interest-bearing liabilities. Prior to January 1, 2001, the fair values of qualifying hedge derivative instruments were not recorded in the balance sheet; however, the fair values of all non-qualifying hedge and trading derivatives have been included within non-interest-earning assets or non-interest-bearing liabilities for each period. Interest income and interest expense relating to qualifying hedge derivative instruments have been reported within the interest income and interest expense of the hedged item for each period.

     The allocation between German and non-German components is based on the location of the office that recorded the transaction. Categories of loans and advances include loans placed on nonaccrual status. For a description of our accounting policies on nonaccrual loans see "-- Risk Elements -- Nonaccrual loans."

     Our banking operations do not have a significant balance of tax-exempt investments. Accordingly, interest income on such investments has been included as taxable interest income for purposes of calculating the change in taxable net interest income.

                                                                      YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------------------------------------------------
                                                 2001                           2000                           1999
                                     ----------------------------   ----------------------------   ----------------------------
                                               INTEREST   AVERAGE             INTEREST   AVERAGE             INTEREST   AVERAGE
                                     AVERAGE   INCOME/    YIELD/    AVERAGE   INCOME/    YIELD/    AVERAGE   INCOME/    YIELD/
                                     BALANCE   EXPENSE     RATE     BALANCE   EXPENSE     RATE     BALANCE   EXPENSE     RATE
                                     -------   --------   -------   -------   --------   -------   -------   --------   -------
                                                                     (E IN MILLIONS, EXCEPT %)
ASSETS
Trading securities
  In German offices................   56,220     2,075     3.7%      38,637     1,387     3.6%      24,400       823     3.4%
  In non-German offices............   30,020     1,484     4.9%      22,093     1,057     4.8%      20,262       838     4.1%
                                     -------    ------              -------    ------              -------    ------
  Total............................   86,240     3,559     4.1%      60,730     2,444     4.0%      44,662     1,661     3.7%
                                     -------    ------              -------    ------              -------    ------
Loans and advances to banks
  In German offices................   22,028       744     3.4%      17,632       651     3.7%      19,178       616     3.2%
  In non-German offices............   18,009       776     4.3%      12,853     1,271     9.9%      14,334     1,045     7.3%
                                     -------    ------              -------    ------              -------    ------
  Total............................   40,037     1,520     3.8%      30,485     1,922     6.3%      33,512     1,661     5.0%
                                     -------    ------              -------    ------              -------    ------
Loans and advances to customers
  In German offices................  131,346     8,339     6.3%     133,241     7,391     5.5%     121,801     6,485     5.3%
  In non-German offices............   56,144     3,741     6.7%      50,850     3,627     7.1%      44,059     3,000     6.8%
                                     -------    ------              -------    ------              -------    ------
  Total............................  187,490    12,080     6.4%     184,091    11,018     6.0%     165,860     9,485     5.7%
                                     -------    ------              -------    ------              -------    ------

                                                                      YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------------------------------------------------
                                                 2001                           2000                           1999
                                     ----------------------------   ----------------------------   ----------------------------
                                               INTEREST   AVERAGE             INTEREST   AVERAGE             INTEREST   AVERAGE
                                     AVERAGE   INCOME/    YIELD/    AVERAGE   INCOME/    YIELD/    AVERAGE   INCOME/    YIELD/
                                     BALANCE   EXPENSE     RATE     BALANCE   EXPENSE     RATE     BALANCE   EXPENSE     RATE
                                     -------   --------   -------   -------   --------   -------   -------   --------   -------
                                                                     (E IN MILLIONS, EXCEPT %)
Securities purchased under resale
  agreement
  In German offices................   46,890     2,267     4.8%      24,895     1,180     4.7%      20,003       691     3.5%
  In non-German offices............   41,254     1,545     3.7%      33,170     1,656     5.0%      31,551     1,131     3.6%
                                     -------    ------              -------    ------              -------    ------
  Total............................   88,144     3,812     4.3%      58,065     2,836     4.9%      51,554     1,822     3.5%
                                     -------    ------              -------    ------              -------    ------
Investment securities(1)
  In German offices................   59,346     2,929     4.9%      60,712     3,310     5.5%      61,465     3,108     5.1%
  In non-German offices............   10,577       469     4.4%      10,460       702     6.7%      10,421       644     6.2%
                                     -------    ------              -------    ------              -------    ------
  Total............................   69,923     3,398     4.9%      71,172     4,012     5.6%      71,886     3,752     5.2%
                                     -------    ------              -------    ------              -------    ------
Total interest-earning assets......  471,834    24,369     5.2%     404,543    22,232     5.5%     367,474    18,381     5.0%
                                     -------    ------              -------    ------              -------    ------
Non-interest-earning assets
  In German offices................   49,006                         30,123                         39,085
  In non-German offices............   22,101                         30,702                         23,791
                                     -------                        -------                        -------
Total non-interest-earning
  assets...........................   71,107                         60,825                         62,876
                                     -------                        -------                        -------
Total assets.......................  542,941                        465,368                        430,350
                                     =======                        =======                        =======
Percent of assets attributable to
  non-German offices...............     32.8%                          34.4%                          33.6%

LIABILITIES AND SHAREHOLDERS'
  EQUITY
Liabilities to banks(2)
  In German offices................   71,681     2,765     3.9%      49,420     2,026     4.1%      43,835     1,380     3.1%
  In non-German offices............   30,217     2,301     7.6%      21,602     2,121     9.8%      20,980     1,913     9.1%
                                     -------    ------              -------    ------              -------    ------
  Total............................  101,898     5,066     5.0%      71,022     4,147     5.8%      64,815     3,293     5.1%
                                     -------    ------              -------    ------              -------    ------
Liabilities to customers(2)
  In German offices................   99,113     2,713     2.7%      90,666     2,040     2.3%      87,021     1,493     1.7%
  In non-German offices............   46,628     1,653     3.5%      40,780     2,172     5.3%      29,799     1,793     6.0%
                                     -------    ------              -------    ------              -------    ------
  Total............................  145,741     4,366     3.0%     131,446     4,212     3.2%     116,820     3,286     2.8%
                                     -------    ------              -------    ------              -------    ------
Securities sold under repurchase
  agreement
  In German offices................   39,327     1,958     5.0%      20,441       917     4.5%      13,616       451     3.3%
  In non-German offices............   37,548     1,315     3.5%      33,661     1,640     4.9%      31,399     1,333     4.2%
                                     -------    ------              -------    ------              -------    ------
  Total............................   76,875     3,273     4.3%      54,102     2,557     4.7%      45,015     1,784     4.0%
                                     -------    ------              -------    ------              -------    ------
Subordinated liabilities
  In German offices................    4,439       189     4.3%       4,355       176     4.0%       4,264       144     3.4%
  In non-German offices............    4,793       458     9.6%       4,335       369     8.5%       3,525       245     7.0%
                                     -------    ------              -------    ------              -------    ------
  Total............................    9,232       647     7.0%       8,690       545     6.3%       7,789       389     5.0%
                                     -------    ------              -------    ------              -------    ------
Certificated liabilities(2)
  In German offices................   71,266     4,628     6.5%      73,717     4,803     6.5%      70,891     4,281     6.0%
  In non-German offices............   44,657     2,440     5.5%      45,818     2,683     5.9%      40,931     2,045     5.0%
                                     -------    ------              -------    ------              -------    ------
  Total............................  115,923     7,068     6.1%     119,535     7,486     6.3%     111,822     6,326     5.7%
                                     -------    ------              -------    ------              -------    ------
Profit participation certificates
  outstanding
  In German offices................    2,052        76     3.7%       2,034        64     3.1%       2,089        96     4.6%
                                     -------    ------              -------    ------              -------    ------
  Total............................    2,052        76     3.7%       2,034        64     3.1%       2,089        96     4.6%
                                     -------    ------              -------    ------              -------    ------
Total interest-bearing
  liabilities......................  451,721    20,496     4.5%     386,829    19,011     4.9%     348,350    15,174     4.4%
                                     -------    ------              -------    ------              -------    ------

                                                                      YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------------------------------------------------
                                                 2001                           2000                           1999
                                     ----------------------------   ----------------------------   ----------------------------
                                               INTEREST   AVERAGE             INTEREST   AVERAGE             INTEREST   AVERAGE
                                     AVERAGE   INCOME/    YIELD/    AVERAGE   INCOME/    YIELD/    AVERAGE   INCOME/    YIELD/
                                     BALANCE   EXPENSE     RATE     BALANCE   EXPENSE     RATE     BALANCE   EXPENSE     RATE
                                     -------   --------   -------   -------   --------   -------   -------   --------   -------
                                                                     (E IN MILLIONS, EXCEPT %)
Non-interest-bearing liabilities
  In German offices................   34,196                         27,538                         32,890
  In non-German offices............   34,576                         38,693                         37,499
                                     -------                        -------                        -------
Total non-interest-bearing
  liabilities......................   68,772                         66,231                         70,389
                                     -------                        -------                        -------
Shareholders' equity...............   22,448                         12,308                         11,611
                                     -------                        -------                        -------
Total liabilities and shareholders'
  equity...........................  542,941                        465,368                        430,350
                                     =======                        =======                        =======
Percent of liabilities attributable
  to non-German offices............     38.1%                          40.8%                          39.2%

---------------

(1) The average yields for investment securities available for sale have been calculated using amortized cost balances and do not include changes in fair value recorded within a component of shareholders' equity. The average yields for investment securities held to maturity have been calculated using amortized cost balances.

(2) Interest-bearing deposits have been presented within liabilities to banks and liabilities to customers; certificates of deposit have been presented within certificated liabilities.

NET INTEREST MARGIN

     The following table sets forth the average total interest-earning assets, net interest earned and the net interest margin of our banking operations.

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2001       2000       1999
                                                              -------    -------    -------
                                                                (E IN MILLIONS, EXCEPT %)
Average total interest-earning assets.......................  471,834    404,543    367,474
Net interest earned(1)......................................    3,873      3,221      3,207
Net interest margin(2)......................................     0.82%      0.80%      0.87%

---------------

(1) Net interest earned is defined as total interest income less total interest expense.

(2) Net interest margin is defined as net interest earned divided by average total interest-earning assets.

     The following table sets forth an allocation of changes in interest income, interest expense and net interest income between changes in the average volume and changes in the average interest rates for the two most recent years. Volume and interest rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated proportionally to the absolute change in volume and rate.

                                                                 YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------------------
                                                     2001 OVER 2000                   2000 OVER 1999
                                              -----------------------------    -----------------------------
                                                        INCREASE/(DECREASE)              INCREASE/(DECREASE)
                                                         DUE TO CHANGE IN:                DUE TO CHANGE IN:
                                                        -------------------              -------------------
                                                        AVERAGE                          AVERAGE
                                              TOTAL     INTEREST    AVERAGE    TOTAL     INTEREST    AVERAGE
                                              CHANGE      RATE      VOLUME     CHANGE      RATE      VOLUME
                                              ------    --------    -------    ------    --------    -------
                                                                     (E IN MILLIONS)
INTEREST INCOME
Trading securities
  In German offices.........................    688          40        648       564         56         508
  In non-German offices.....................    427          36        391       219        139          80
                                              -----      ------      -----     -----      -----       -----
  Total.....................................  1,115          76      1,039       783        195         588
                                              -----      ------      -----     -----      -----       -----
Loans and advances to banks
  In German offices.........................     93         (59)       152        35         87         (52)
  In non-German offices.....................   (495)       (885)       390       226        343        (117)
                                              -----      ------      -----     -----      -----       -----
  Total.....................................   (402)       (944)       542       261        430        (169)
                                              -----      ------      -----     -----      -----       -----
Loans and advances to customers
  In German offices.........................    948       1,054       (106)      906        279         627
  In non-German offices.....................    114        (248)       362       627        148         479
                                              -----      ------      -----     -----      -----       -----
  Total.....................................  1,062         806        256     1,533        427       1,106
                                              -----      ------      -----     -----      -----       -----
Securities purchased under resale agreement
  In German offices.........................  1,087          24      1,063       489        295         194
  In non-German offices.....................   (111)       (465)       354       525        464          61
                                              -----      ------      -----     -----      -----       -----
  Total.....................................    976        (441)     1,417     1,014        759         255
                                              -----      ------      -----     -----      -----       -----
Investment securities
  In German offices.........................   (381)       (308)       (73)      202        240         (38)
  In non-German offices.....................   (233)       (241)         8        58         56           2
                                              -----      ------      -----     -----      -----       -----
  Total.....................................   (614)       (549)       (65)      260        296         (36)
                                              -----      ------      -----     -----      -----       -----
Total interest income.......................  2,137      (1,052)     3,189     3,851      2,107       1,744
                                              -----      ------      -----     -----      -----       -----

INTEREST EXPENSE
Liabilities to banks
  In German offices.........................    739        (126)       865       646        454         192
  In non-German offices.....................    180        (544)       724       208        150          58
                                              -----      ------      -----     -----      -----       -----
  Total.....................................    919        (670)     1,589       854        604         250
                                              -----      ------      -----     -----      -----       -----
Liabilities to customers
  In German offices.........................    673         471        202       547        482          65
  In non-German offices.....................   (519)       (799)       280       379       (224)        603
                                              -----      ------      -----     -----      -----       -----
  Total.....................................    154        (328)       482       926        258         668
                                              -----      ------      -----     -----      -----       -----

                                                                 YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------------------
                                                     2001 OVER 2000                   2000 OVER 1999
                                              -----------------------------    -----------------------------
                                                        INCREASE/(DECREASE)              INCREASE/(DECREASE)
                                                         DUE TO CHANGE IN:                DUE TO CHANGE IN:
                                                        -------------------              -------------------
                                                        AVERAGE                          AVERAGE
                                              TOTAL     INTEREST    AVERAGE    TOTAL     INTEREST    AVERAGE
                                              CHANGE      RATE      VOLUME     CHANGE      RATE      VOLUME
                                              ------    --------    -------    ------    --------    -------
                                                                     (E IN MILLIONS)
Securities sold under repurchase agreement
  In German offices.........................  1,041         111        930       466        193         273
  In non-German offices.....................   (325)       (499)       174       307        206         101
                                              -----      ------      -----     -----      -----       -----
  Total.....................................    716        (388)     1,104       773        399         374
                                              -----      ------      -----     -----      -----       -----
Subordinated liabilities
  In German offices.........................     13           9          4        32         29           3
  In non-German offices.....................     89          48         41       124         61          63
                                              -----      ------      -----     -----      -----       -----
  Total.....................................    102          57         45       156         90          66
                                              -----      ------      -----     -----      -----       -----
Certificated liabilities
  In German offices.........................   (175)        (16)      (159)      522        347         175
  In non-German offices.....................   (243)       (176)       (67)      638        377         261
                                              -----      ------      -----     -----      -----       -----
  Total.....................................   (418)       (192)      (226)    1,160        724         436
                                              -----      ------      -----     -----      -----       -----
Profit participation certificates
  outstanding
  In German offices.........................     12          11          1       (32)       (30)         (2)
  Total.....................................     12          11          1       (32)       (30)         (2)
                                              -----      ------      -----     -----      -----       -----
TOTAL INTEREST EXPENSE......................  1,485      (1,510)     2,995     3,837      2,045       1,792
                                              -----      ------      -----     -----      -----       -----
CHANGE IN TAXABLE NET INTEREST INCOME.......    652         458        194        14         62         (48)
                                              =====      ======      =====     =====      =====       =====

RETURN ON EQUITY AND ASSETS

     The following table sets forth the net income, average shareholders' equity and selected financial information and ratios of our banking operations.

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               2001      2000      1999
                                                              ------    ------    ------
                                                              (E IN MILLIONS, EXCEPT %)
Net income..................................................     539     1,809     1,057
Average shareholders' equity................................  22,448    12,308    11,611
Return on assets(1).........................................    0.10%     0.39%     0.25%
Return on equity(2).........................................    2.40%    14.70%     9.10%
Equity to assets ratio(3)...................................    4.13%     2.64%     2.70%

---------------

(1) Return on assets is defined as net income of our banking operations divided by average total assets of our banking operations.

(2) Return on equity is defined as net income of our banking operations divided by average shareholders' equity of our banking operations.

(3) Equity to assets ratio is defined as average shareholders' equity of our banking operations divided by average total assets of our banking operations.

TRADING AND INVESTMENT SECURITIES

     The following table sets forth the book value of trading and investment securities held by our banking operations by type of issuer. The allocation between German and non-German components is based on the location of the issuer.

                                                                    AT DECEMBER 31,
                                                              ---------------------------
                                                               2001       2000      1999
                                                              -------    ------    ------
                                                                    (E IN MILLIONS)
TRADING SECURITIES
  GERMAN:
     Federal and state government and government agency debt
       securities...........................................    8,267     4,225     1,651
     Local government debt securities.......................    3,153     1,611     1,856
     Corporate debt securities..............................   35,326    29,892    20,933
     Mortgage-backed securities.............................       50         0         0
     Equity securities......................................    1,147     2,661     2,404
                                                              -------    ------    ------
     German total...........................................   47,943    38,389    26,844
                                                              -------    ------    ------
  NON-GERMAN:
     U.S. Treasury and other U.S. government agency debt
       securities...........................................      802       610     1,855
     Other government and official institution debt
       securities...........................................   29,509    22,477    13,991
     Corporate debt securities..............................   12,667    11,734     7,526
     Mortgage-backed securities.............................      474         0        72
     Equity securities......................................   13,917     9,762     7,626
                                                              -------    ------    ------
     Non-German total.......................................   57,369    44,583    31,070
                                                              -------    ------    ------
TOTAL TRADING SECURITIES....................................  105,312    82,972    57,914
                                                              =======    ======    ======

SECURITIES AVAILABLE FOR SALE
  GERMAN:
     Federal and state government and government agency debt
       securities...........................................    6,691     7,030     7,510
     Local government debt securities.......................   24,842    25,517    26,933
     Corporate debt securities..............................   21,566    24,196    23,540
     Mortgage-backed and other debt securities..............       63        73       118
     Equity securities......................................    7,003     7,295     5,387
                                                              -------    ------    ------
     German total...........................................   60,165    64,111    63,488
                                                              -------    ------    ------
  NON-GERMAN:
     U.S. Treasury and other U.S. government agency debt
       securities...........................................      453       916       575
     Other government and official institution debt
       securities...........................................    6,884     6,467     6,454
     Corporate debt securities..............................    6,270     5,626     5,910
     Mortgage-backed and other debt securities..............      105        19        58
     Equity securities......................................    3,297     2,863     2,273
                                                              -------    ------    ------
     Non-German total.......................................   17,009    15,891    15,270
                                                              -------    ------    ------
TOTAL SECURITIES AVAILABLE FOR SALE.........................   77,174    80,002    78,758
                                                              =======    ======    ======

                                                                    AT DECEMBER 31,
                                                              ---------------------------
                                                               2001       2000      1999
                                                              -------    ------    ------
                                                                    (E IN MILLIONS)
SECURITIES HELD TO MATURITY
  GERMAN:
     Mortgage-backed securities.............................      301       219       171
                                                              -------    ------    ------
     German total...........................................      301       219       171
                                                              -------    ------    ------
  NON-GERMAN:
     Other government and official institution debt
       securities...........................................      558       593       615
     Corporate debt securities..............................      152       165       177
                                                              -------    ------    ------
     Non-German total.......................................      710       758       792
                                                              -------    ------    ------
TOTAL SECURITIES HELD TO MATURITY...........................    1,011       977       963
                                                              =======    ======    ======

     At December 31, 2001, our banking operations held ordinary shares of Munich Re that had a book value in excess of ten percent of the shareholders' equity of our banking operations. The shareholders' equity of our banking operations was approximately E21.8 billion at December 31, 2001. The aggregate book value and market value of such ordinary shares were E2.7 billion at December 31, 2001.

MATURITY ANALYSIS OF DEBT INVESTMENT SECURITIES

     The following table sets forth an analysis of the contractual maturity and weighted average yields of our banking operations' debt investment securities. Actual maturities may differ from contractual maturity dates because issuers may have the right to call or prepay obligations. The allocation between German and non-German components is based on the location of the issuer.

                                                                         AT DECEMBER 31, 2001
                                                        -------------------------------------------------------
                                                                   DUE AFTER    DUE AFTER
                                                         DUE IN     ONE YEAR    FIVE YEARS
                                                        ONE YEAR    THROUGH      THROUGH     DUE AFTER
                                                        OR LESS    FIVE YEARS   TEN YEARS    TEN YEARS   TOTAL
                                                        --------   ----------   ----------   ---------   ------
                                                                       (E IN MILLIONS, EXCEPT %)
SECURITIES AVAILABLE FOR SALE
  GERMAN:
    Federal and state government and government agency
      debt securities.................................    1,981       3,686          949          75      6,691
    Local government debt securities..................    3,224      15,266        5,231       1,121     24,842
    Corporate debt securities.........................    4,983      11,117        5,326         140     21,566
    Mortgage-backed and other debt securities.........       18          35           10          --         63
                                                         ------      ------       ------       -----     ------
    German total......................................   10,206      30,104       11,516       1,336     53,162
                                                         ------      ------       ------       -----     ------

  NON-GERMAN:
    U.S. Treasury and other U.S. government agency
      debt securities.................................        5          70           56         322        453
    Other government and official institution debt
      securities......................................    1,028       2,985        2,428         443      6,884
    Corporate debt securities.........................    3,520       1,754          477         519      6,270
    Mortgage-backed and other debt securities.........       38          60           --           7        105
                                                         ------      ------       ------       -----     ------
    Non-German total..................................    4,591       4,869        2,961       1,291     13,712
                                                         ------      ------       ------       -----     ------
TOTAL SECURITIES AVAILABLE FOR SALE...................   14,797      34,973       14,477       2,627     66,874
                                                         ======      ======       ======       =====     ======
WEIGHTED AVERAGE YIELD................................      4.5%        5.2%         4.8%        5.7%       5.0%

                                                                         AT DECEMBER 31, 2001
                                                        -------------------------------------------------------
                                                                   DUE AFTER    DUE AFTER
                                                         DUE IN     ONE YEAR    FIVE YEARS
                                                        ONE YEAR    THROUGH      THROUGH     DUE AFTER
                                                        OR LESS    FIVE YEARS   TEN YEARS    TEN YEARS   TOTAL
                                                        --------   ----------   ----------   ---------   ------
                                                                       (E IN MILLIONS, EXCEPT %)
SECURITIES HELD TO MATURITY
  GERMAN:
    Mortgage-backed securities........................       13          96          192          --        301
                                                         ------      ------       ------       -----     ------
    German total......................................       13          96          192          --        301
                                                         ------      ------       ------       -----     ------
  NON-GERMAN:
    Other government and official institution debt
      securities......................................       20         538           --          --        558
    Corporate debt securities.........................       16         136           --          --        152
                                                         ------      ------       ------       -----     ------
    Non-German total..................................       36         674           --          --        710
                                                         ------      ------       ------       -----     ------
TOTAL SECURITIES HELD TO MATURITY.....................       49         770          192          --      1,011
                                                         ======      ======       ======       =====     ======
WEIGHTED AVERAGE YIELD................................      6.6%        6.6%         5.1%         --        6.3%

LOAN PORTFOLIO

     The following table sets forth an analysis of our loan portfolio, excluding allowances for loan losses, net of unearned income, according to the industry sector of borrowers. The allocation between German and non-German components is based on the location of the borrower.

                                                           AT DECEMBER 31,
                                           -----------------------------------------------
                                            2001      2000      1999      1998      1997
                                           -------   -------   -------   -------   -------
                                                           (E IN MILLIONS)
GERMAN:
  Corporate:
     Manufacturing industry..............   10,825    11,539    11,014    12,459    13,074
     Construction........................    1,813     2,042     2,228     3,378     3,417
     Wholesale and retail trade..........    7,165     7,419     7,555     9,988     9,495
     Financial institutions (excluding
       banks) and insurance companies....    4,896     4,196       926     4,090     3,814
     Banks...............................      517       601     2,342       628       142
     Service providers...................   22,943    21,326    23,658    15,243    11,544
     Other...............................    3,974     3,067     4,416     3,048     4,225
                                           -------   -------   -------   -------   -------
     Corporate total.....................   52,133    50,190    52,139    48,834    45,711
  Public authorities.....................      718       540       276     1,101     1,432
  Private individuals (including self-
     employed professionals).............   63,773    65,883    64,706    60,545    54,917
                                           -------   -------   -------   -------   -------
  German total...........................  116,624   116,613   117,121   110,480   102,060
                                           -------   -------   -------   -------   -------

                                                           AT DECEMBER 31,
                                           -----------------------------------------------
                                            2001      2000      1999      1998      1997
                                           -------   -------   -------   -------   -------
                                                           (E IN MILLIONS)
NON-GERMAN:
  Corporate:
     Manufacturing industry, wholesale
       and retail trade, service
       providers and construction........   38,383    43,771    39,197    24,586    19,145
     Financial institutions (excluding
       banks) and insurance companies....   10,285    10,166     8,100     7,379    10,472
     Banks...............................    5,157     6,287     6,645     8,888     8,526
     Other...............................    3,899     3,536     3,405     4,446     2,789
                                           -------   -------   -------   -------   -------
     Corporate total.....................   57,724    63,760    57,347    45,299    40,932
  Public authorities.....................    3,458       990     2,913     1,239       724
  Private individuals....................   10,601    10,151     9,922     9,595     1,725
                                           -------   -------   -------   -------   -------
  Non-German total.......................   71,783    74,901    70,182    56,133    43,381
                                           -------   -------   -------   -------   -------
TOTAL LOANS..............................  188,407   191,514   187,303   166,613   145,441
                                           =======   =======   =======   =======   =======

     The following table sets forth our banking operations' mortgage loans and finance leases that are included within the above analysis of loans.

                                                              AT DECEMBER 31,
                                                 ------------------------------------------
                                                  2001     2000     1999     1998     1997
                                                 ------   ------   ------   ------   ------
                                                              (E IN MILLIONS)
Mortgage loans.................................  57,315   61,303   60,587   55,975   43,815
Finance leases.................................   2,414    1,430    1,778    1,568    1,372

LOAN CONCENTRATIONS

     Although our loan portfolio is diversified across more than 145 countries, at December 31, 2001 approximately 62% of our total loans were to borrowers in Germany. At December 31, 2001, our largest credit exposures to borrowers in Germany were loans to private individuals (including self-employed professionals). Approximately two-thirds of these loans are residential mortgage loans, which represent approximately 23% of our total loans. Our residential mortgage loans include owner-occupied, single- and two-family homes and apartment dwellings (approximately 81% of our residential mortgage loans) and investment properties (approximately 18% of our residential mortgage loans). Our residential mortgage loans are well diversified across all German states. Our remaining loans to private individuals in Germany primarily include other consumer installment loans and loans to self-employed professionals, which are also geographically diversified across Germany. We have no other concentrations of loans to private individuals (including self-employed professionals) in Germany in excess of ten percent of our total loans.

     Our corporate customer loan portfolio is broadly diversified. At December 31, 2001, approximately 12% of our total loans were to German corporate customers in various services industries, including hotels, restaurants, transportation and education. However, none of those industries are individually significant to our domestic loan portfolio and we have no concentrations of loans to borrowers in any services industry in excess of ten percent of our total loans.

     At December 31, 2001, approximately 22% of our total loans were to non-financial corporate borrowers outside Germany. Such loans are diversified to borrowers in the following regions:

                                                              PERCENT OF
                                                              TOTAL LOANS
                                                              -----------
Europe (outside Germany)....................................      12%
North America...............................................       5%
South America...............................................       3%
Asia/Pacific................................................       2%

     Those loans are well diversified across various commercial industries including manufacturing of capital and consumer goods, natural resources, utilities, retail and wholesale trade, real estate, services (including hotels, restaurants, transportation and education), telecommunications, media, technology and transportation. We have no concentrations of loans to non-financial corporate borrowers in any industry in excess of ten percent of our total loans.

MATURITY ANALYSIS OF LOAN PORTFOLIO

     The following table sets forth an analysis of the contractual maturity of our loans at December 31, 2001. The allocation between German and non-German components is based on the location of the borrower.

                                                                  AT DECEMBER 31, 2001
                                                      --------------------------------------------
                                                                 DUE AFTER
                                                       DUE IN     ONE YEAR
                                                      ONE YEAR    THROUGH     DUE AFTER
                                                      OR LESS    FIVE YEARS   FIVE YEARS    TOTAL
                                                      --------   ----------   ----------   -------
                                                                    (E IN MILLIONS)
GERMAN:
  Corporate:
     Manufacturing industry.........................    6,348       2,506        1,971      10,825
     Construction...................................      995         363          455       1,813
     Wholesale and retail trade.....................    4,161       1,672        1,332       7,165
     Financial institutions (excluding banks) and
       insurance companies..........................    2,660       1,459          777       4,896
     Banks..........................................      166         297           54         517
     Service providers..............................    8,848       4,508        9,587      22,943
     Other..........................................    2,013         984          977       3,974
                                                       ------      ------       ------     -------
     Corporate total................................   25,191      11,789       15,153      52,133
  Public authorities................................      498         117          103         718
  Private individuals (including self-employed
     professionals).................................   10,879       9,520       43,374      63,773
                                                       ------      ------       ------     -------
  German total......................................   36,568      21,426       58,630     116,624
                                                       ------      ------       ------     -------

                                                                  AT DECEMBER 31, 2001
                                                      --------------------------------------------
                                                                 DUE AFTER
                                                       DUE IN     ONE YEAR
                                                      ONE YEAR    THROUGH     DUE AFTER
                                                      OR LESS    FIVE YEARS   FIVE YEARS    TOTAL
                                                      --------   ----------   ----------   -------
                                                                    (E IN MILLIONS)
NON-GERMAN:
  Corporate:
     Manufacturing industry, wholesale and retail
       trade, service providers and construction....   22,114      10,151        6,118      38,383
     Financial institutions (excluding banks) and
       insurance companies..........................      365       5,633        4,287      10,285
     Banks..........................................    3,437       1,299          421       5,157
     Other..........................................    1,432       1,414        1,053       3,899
                                                       ------      ------       ------     -------
     Corporate total................................   27,348      18,497       11,879      57,724
  Public authorities................................    2,929         299          230       3,458
  Private individuals...............................    2,611       3,100        4,890      10,601
                                                       ------      ------       ------     -------
  Non-German total..................................   32,888      21,896       16,999      71,783
                                                       ------      ------       ------     -------
TOTAL LOANS.........................................   69,456      43,322       75,629     188,407
                                                       ======      ======       ======     =======

     The following table sets forth the total amount of loans due after one year with predetermined interest rates and floating or adjustable interest rates at December 31, 2001. Loans with predetermined interest rates are loans for which the interest rate is fixed for the entire term of the loan. All other loans are considered floating or adjustable interest rate loans. The allocation between German and non-German components is based on the location of the borrower.

                                                                  AT DECEMBER 31, 2001
                                                       -------------------------------------------
                                                                           LOANS WITH
                                                         LOANS WITH       FLOATING OR
                                                       PREDETERMINED       ADJUSTABLE
                                                       INTEREST RATES    INTEREST RATES     TOTAL
                                                       --------------    --------------    -------
                                                                     (E IN MILLIONS)
German...............................................      71,741             8,315         80,056
Non-German...........................................       7,685            31,210         38,895
                                                           ------            ------        -------
Total................................................      79,426            39,525        118,951
                                                           ======            ======        =======

RISK ELEMENTS

NONPERFORMING LOANS

     The following table sets forth the outstanding balance of our nonperforming loans. The allocation between German and non-German components is based on the location of the borrower.

                                                                AT DECEMBER 31,
                                                     --------------------------------------
                                                      2001    2000    1999    1998    1997
                                                     ------   -----   -----   -----   -----
                                                                (E IN MILLIONS)
NONACCRUAL LOANS:
  German...........................................   8,751   7,991   7,516   6,322   5,790
  Non-German.......................................   2,404   1,928   1,618     869     443
                                                     ------   -----   -----   -----   -----
  Total nonaccrual loans...........................  11,155   9,919   9,134   7,191   6,233
                                                     ======   =====   =====   =====   =====
LOANS PAST DUE 90 DAYS AND STILL ACCRUING INTEREST:
  German...........................................   1,640   1,238   1,526   1,876   1,499
  Non-German.......................................     309     300     305     196     154
                                                     ------   -----   -----   -----   -----
  Total loans past due 90 days and still accruing
     interest......................................   1,949   1,538   1,831   2,072   1,653
                                                     ======   =====   =====   =====   =====
TROUBLED DEBT RESTRUCTURINGS:
  German...........................................     215     253     261     307     350
  Non-German.......................................     336     323     289     294     271
                                                     ------   -----   -----   -----   -----
  Total troubled debt restructurings...............     551     576     550     601     621
                                                     ======   =====   =====   =====   =====

NONACCRUAL LOANS

     Nonaccrual loans are loans on which interest income is no longer recognized on an accrual basis and loans for which a specific provision is recorded for the full amount of accrued interest receivable. We place loans on nonaccrual status when we determine, based on management's judgement, that the payment of interest or principal is doubtful.

     When a loan is placed on nonaccrual status, any accrued and unpaid interest receivable is reversed and charged against interest income. We restore loans to accrual status only when interest and principal are made current in accordance with the contractual terms and, in management's judgement, future payments are reasonably assured. When we have doubts about the ultimate collectibility of the principal of a loan placed on nonaccrual status, all cash receipts are recorded as reductions in principal. Once the recorded principal amount of the loan is reduced to zero, future cash receipts are recognized as interest income. For all remaining loans, interest income is recognized when received.

LOANS PAST DUE 90 DAYS AND STILL ACCRUING INTEREST

     Loans past due 90 days and still accruing interest are loans that are contractually past due 90 days or more as to principal or interest on which we continue to recognize interest income on an accrual basis.

TROUBLED DEBT RESTRUCTURINGS

     Troubled debt restructurings are loans that we have restructured due to a deterioration in the borrower's financial position and in relation to which, for economic or legal reasons related to the borrower's deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.

Interest Income on Nonperforming Loans

     The following table sets forth the gross interest income that would have been recorded during the year ended December 31, 2001 on nonaccrual loans and troubled debt restructurings if such loans had been current in accordance with their original contractual terms and the interest income on such loans that was actually included in interest income during the year ended December 31, 2001.

                                                              YEAR ENDED DECEMBER 31, 2001
                                                              -----------------------------
                                                                IN          IN
                                                              GERMAN    NON-GERMAN
                                                              OFFICES    OFFICES      TOTAL
                                                              -------   ----------    -----
                                                                     (E IN MILLIONS)
Interest income that would have been recorded in accordance
  with the original contractual terms.......................    561        202         763
Interest income actually recorded...........................     69         36         105

POTENTIAL PROBLEM LOANS

     Potential problem loans are loans that are not classified as nonaccrual loans, loans past due 90 days and still accruing interest or as troubled debt restructurings, but where known information about possible credit problems causes us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans in one of the three categories of nonperforming loans described above. The outstanding balance of our potential problem loans was E2,876 million at December 31, 2001.

     Each of our potential problem loans has been subject to our normal credit monitoring and review procedures. Of these loans, approximately E1,071 million have a specific loss allowance. The remaining loans have also been reviewed for impairment, however, based on our estimated measurement of the impairment, no specific loss allowance has been recorded on such loans.

     Approximately 10% of our potential problem loans are to private individuals in Germany. The remaining loans are to corporate borrowers in manufacturing, wholesale and retail trade, service and other industry sectors. Our potential problem loans to corporate borrowers are diversified across the following geographic regions:

                                                              AT DECEMBER 31, 2001
                                                              --------------------
                                                                   PERCENT OF
                                                                TOTAL POTENTIAL
                                                                 PROBLEM LOANS
                                                              --------------------
Germany.....................................................           52%
Europe (outside Germany)....................................           14%
North America...............................................           12%
Asia/Pacific................................................            8%
Latin America...............................................            4%

FOREIGN OUTSTANDINGS

     Cross-border outstandings consist of loans, net of allowances for loan losses, accrued interest receivable, acceptances, interest-bearing deposits with other banks, other interest-bearing investments and other monetary assets that either are recorded in an office that is not in the same country as the domicile of the borrower, guarantor, issuer or counter-party, or are denominated in a currency that is not the local currency of the borrower, guarantor, issuer or counter-party or are net local country claims. Net local country claims are domestic claims recorded in offices outside Germany that are denominated in local or foreign currency and that are not funded by liabilities in the same currency as the claim and recorded in the same office.

     Our cross-border outstandings are allocated by country based on the country of domicile of the borrower, guarantor, issuer or counter-party of the ultimate credit risk. At head-office level we set limits on and monitor actual cross-border outstandings on a country-by-country basis based on transfer, economic and political risks.

     The following table sets forth our cross-border outstandings by geographic location for countries that exceeded 0.75% of the total assets of our banking operations. At December 31, 2001, there were no cross-border outstandings that exceeded 0.5% of the total assets of our banking operations in any country currently facing debt restructurings or liquidity problems that we expect would materially impact the borrowers' ability to repay their obligations.

                                                             AT DECEMBER 31, 2001
                        ----------------------------------------------------------------------------------------------
                         GOVERNMENT     BANKS AND                NET LOCAL      TOTAL        PERCENT
                        AND OFFICIAL    FINANCIAL                 COUNTRY    CROSS-BORDER   OF TOTAL     CROSS-BORDER
                        INSTITUTIONS   INSTITUTIONS   OTHER(1)    CLAIMS     OUTSTANDINGS   ASSETS(2)   COMMITMENTS(3)
                        ------------   ------------   --------   ---------   ------------   ---------   --------------
                                                          (E IN MILLIONS, EXCEPT %)
COUNTRY
United States.........      1,266          8,200       7,135       1,178        17,779         3.4%         14,301
United Kingdom........        354          9,472       2,495          --        12,321         2.3%          7,137
France................        556          6,834       4,020          --        11,410         2.2%            124
Italy.................     11,320          1,344         361       1,088        14,113         2.7%          2,409
Netherlands...........      1,408          4,561       2,105          --         8,074         1.5%             --
Japan.................        361          1,334         422         644         2,761         0.5%          3,132
Switzerland...........         86          2,995       1,887          --         4,968         0.9%            219
Luxembourg............          5          3,415         441          --         3,861         0.7%          1,686
Spain.................      2,509          1,530       1,004          32         5,075         1.0%            133
Cayman Islands........         --          2,624         719          --         3,343         0.6%            266

                                                             AT DECEMBER 31, 2000
                        ----------------------------------------------------------------------------------------------
                         GOVERNMENT     BANKS AND                NET LOCAL      TOTAL        PERCENT
                        AND OFFICIAL    FINANCIAL                 COUNTRY    CROSS-BORDER   OF TOTAL     CROSS-BORDER
                        INSTITUTIONS   INSTITUTIONS   OTHER(1)    CLAIMS     OUTSTANDINGS   ASSETS(2)   COMMITMENTS(3)
                        ------------   ------------   --------   ---------   ------------   ---------   --------------
                                                          (E IN MILLIONS, EXCEPT %)
COUNTRY
United States.........      1,130         11,944       6,632       1,421        21,127         4.2%         18,568
United Kingdom........        216         12,398       2,891          --        15,505         3.1%          6,685
France................        730          6,454       3,513          --        10,697         2.1%             69
Italy.................      6,548          3,098         314          77        10,037         2.0%          1,041
Netherlands...........      1,131          4,809       2,510          --         8,450         1.7%             --
Japan.................        966          2,316         424         696         4,402         0.9%          3,204
Switzerland...........        116          3,531       2,181         455         6,283         1.3%            248
Luxembourg............          5          2,236         526          --         2,767         0.6%          1,184
Spain.................      2,281          1,430         712         182         4,605         0.9%            775
Cayman Islands........         --          2,283         642          --         2,925         0.6%            289

                                                             AT DECEMBER 31, 1999
                        ----------------------------------------------------------------------------------------------
                         GOVERNMENT     BANKS AND                NET LOCAL      TOTAL        PERCENT
                        AND OFFICIAL    FINANCIAL                 COUNTRY    CROSS-BORDER   OF TOTAL     CROSS-BORDER
                        INSTITUTIONS   INSTITUTIONS   OTHER(1)    CLAIMS     OUTSTANDINGS   ASSETS(2)   COMMITMENTS(3)
                        ------------   ------------   --------   ---------   ------------   ---------   --------------
                                                          (E IN MILLIONS, EXCEPT %)
COUNTRY
United States.........      1,059          8,069       3,977       1,493        14,598         3.5%         17,277
United Kingdom........        470         10,402       2,322          26        13,220         3.2%          7,354
France................        532          6,036       3,364          --         9,932         2.4%             --
Italy.................      6,324          1,176         284          --         7,784         1.9%            681
Netherlands...........        695          3,181       1,681          --         5,557         1.3%             --
Japan.................      1,599            997         620         663         3,879         0.9%          3,244
Switzerland...........         81          2,209       1,196          59         3,545         0.9%            252
Luxembourg............          5          1,050         234           3         1,292         0.3%          1,424
Spain.................      1,577          1,126         668         111         3,482         0.8%            794
Cayman Islands........         --          2,303         943          --         3,246         0.8%            237

---------------

(1) Other includes insurance, commercial, industrial, service providers and other corporate counter-parties.

(2) Percent of total assets is defined as total cross-border outstandings divided by total assets of our banking operations. The total assets of our banking operations were E526 billion and E501 billion and E414 billion at December 31, 2001, 2000 and 1999, respectively.

(3) Cross-border commitments have been presented separately as they are not included as cross-border outstandings unless utilized.

     At December 31, 2001, total cross-border outstandings disclosed above included E668 million and E114 million of gross loans outstanding to borrowers in the United States that are also disclosed within the categories of nonperforming loans and potential problem loans, respectively.

SUMMARY OF LOAN LOSS EXPERIENCE

     We establish allowances for loan losses in our loan portfolio that represent our management's estimate of probable losses in the portfolio at the balance sheet date. The components of these allowances are:

     - Specific loss allowances. A specific loss allowance is established to provide for specifically identified counter-party risks. Loans are identified as impaired if it is probable that borrowers are no longer able to make their contractually agreed-upon interest and principal payments. Specific allowances are established for impaired loans. The amount of the impairment is measured based on the present value of expected future cash flows or based on the fair value of the collateral if the loan is collateralized and foreclosure is probable. If the amount of the impairment subsequently increases or decreases due to an event occurring after the initial measurement of impairment, a change in the allowance is recognized in earnings by a charge or a credit to net loan loss provisions.

     - General loss allowances. General loss allowances are established to provide for incurred but unidentified losses that are inherent in the loan portfolio as of the relevant balance sheet date. General allowances for loan losses are established for loans not specifically identified as impaired. The amount of the allowance is based on historical loss experience and management's evaluation of the loan portfolio under current events and economic conditions.

     - Country risk allowances. Country risk allowances are established for transfer risk. Transfer risk is a measure of the likely ability of a borrower in a certain country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in that country. Country risk allowances are based on our country rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile.

     The following table sets forth an analysis of the specific loan loss allowances by industry sector and geographic category of the borrowers, and the percentage of our total loan portfolio accounted for by those industry and geographic categories, on the dates specified. The allocation between German and non-German components is based on the location of the borrower.

                                                                         AT DECEMBER 31,
                                -------------------------------------------------------------------------------------------------
                                      2001                2000                1999                1998                1997
                                -----------------   -----------------   -----------------   -----------------   -----------------
                                         PERCENT             PERCENT             PERCENT             PERCENT             PERCENT
                                         OF TOTAL            OF TOTAL            OF TOTAL            OF TOTAL            OF TOTAL
                                          LOANS               LOANS               LOANS               LOANS               LOANS
                                         IN EACH             IN EACH             IN EACH             IN EACH             IN EACH
                                         CATEGORY            CATEGORY            CATEGORY            CATEGORY            CATEGORY
                                         TO TOTAL            TO TOTAL            TO TOTAL            TO TOTAL            TO TOTAL
                                AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS
                                ------   --------   ------   --------   ------   --------   ------   --------   ------   --------
                                                                    (E IN MILLIONS, EXCEPT %)
GERMAN:
 Corporate:
   Manufacturing industry.....    884       5.7%      687       6.0%      840       5.9%      738       7.5%      705       9.0%
   Construction...............    353       1.0%      381       1.1%      389       1.2%      372       2.0%      312       2.3%
   Wholesale and retail
     trade....................    448       3.8%      506       3.9%      585       4.0%      557       6.0%      493       6.5%
   Financial institutions
     (excluding banks) and
     insurance companies......    133       2.6%      135       2.2%      110       0.5%      126       2.5%      105       2.6%
   Banks......................      5       0.3%        1       0.3%       --       1.3%       --       0.4%        7       0.1%
   Service providers..........    982      12.2%    1,030      11.1%      887      12.6%      654       9.1%      609       7.9%
   Other......................     59       2.1%       95       1.6%      130       2.4%       97       1.8%       80       2.9%
                                -----               -----               -----               -----               -----
   Corporate total............  2,864      27.7%    2,835      26.2%    2,941      27.9%    2,544      29.3%    2,311      31.3%
   Public authorities.........     --       0.4%       --       0.3%        1       0.1%        2       0.7%        6       1.0%
   Private individuals
     (including self-employed
     professionals)...........  2,090      33.8%    1,730      34.4%    1,342      34.6%    1,170      36.3%      965      37.8%
                                -----               -----               -----               -----               -----
   German total...............  4,954      61.9%    4,565      60.9%    4,284      62.6%    3,716      66.3%    3,282      70.1%
                                -----               -----               -----               -----               -----
NON-GERMAN:
 Corporate:
   Manufacturing industry,
     wholesale and retail
     trade, service providers
     and construction.........  1,201      20.4%      998      22.9%    1,183      20.9%    1,001      14.8%      643      13.2%
   Financial institutions
     (excluding banks) and
     insurance companies......     96       5.5%      109       5.3%      107       4.3%       17       4.4%       --       7.2%
   Banks......................    118       2.7%       92       3.3%      142       3.5%      195       5.3%       60       5.9%
   Other......................    247       2.1%      118       1.8%       85       1.8%       98       2.7%       38       1.9%
                                -----               -----               -----               -----               -----
   Corporate total............  1,662      30.7%    1,317      33.3%    1,517      30.5%    1,311      27.2%      741      28.2%
   Public authorities.........     15       1.8%       14       0.5%       30       1.6%       15       0.7%       --       0.5%
   Private individuals........    211       5.6%      224       5.3%      231       5.3%      216       5.8%       41       1.2%
                                -----               -----               -----               -----               -----
   Non-German total...........  1,888      38.1%    1,555      39.1%    1,778      37.4%    1,542      33.7%      782      29.9%
                                -----               -----               -----               -----               -----
TOTAL SPECIFIC LOAN LOSS
 ALLOWANCES...................  6,842     100.0%    6,120     100.0%    6,062     100.0%    5,258     100.0%    4,064     100.0%
COUNTRY RISK ALLOWANCES.......    443                 480                 659                 529                 560
GENERAL LOSS ALLOWANCES.......    753                 523                 386                 344                 331
                                -----               -----               -----               -----               -----
TOTAL LOAN LOSS ALLOWANCES....  8,038               7,123               7,107               6,131               4,955
                                =====               =====               =====               =====               =====

     The following table sets forth the movements in the loan loss allowance according to the industry sector and geographic category of the borrower. The allocation between German and non-German components is based on the location of the borrower.

                                                                 YEAR ENDED DECEMBER 31,
                                                          -------------------------------------
                                                          2001    2000    1999    1998    1997
                                                          -----   -----   -----   -----   -----
                                                                     (E IN MILLIONS)
TOTAL ALLOWANCES FOR LOAN LOSSES AT BEGINNING OF THE
  YEAR..................................................  7,123   7,107   6,131   4,955   4,543
                                                          -----   -----   -----   -----   -----
GROSS CHARGE-OFFS:
GERMAN:
  Corporate:
     Manufacturing industry.............................     66     211      71      47      46
     Construction.......................................     16      53      33      11       8
     Wholesale and retail trade.........................     54     163      71      26      44
     Financial institutions (excluding banks) and
       insurance companies..............................     17      19       4       1       2
     Service providers..................................    103     131      82      78      39
     Other..............................................     16      36       5       5      20
                                                          -----   -----   -----   -----   -----
     Corporate total....................................    272     613     266     168     159
     Public authorities.................................     --       1      --      --      --
     Private individuals (including self-employed
       professionals)...................................    211     337     173     115      90
                                                          -----   -----   -----   -----   -----
German total............................................    483     951     439     283     249
                                                          -----   -----   -----   -----   -----
NON-GERMAN:
  Corporate:
     Manufacturing industry, wholesale and retail trade,
       service providers and construction...............    516     594      93     116      78
     Financial institutions (excluding banks) and
       insurance companies..............................     23      48       6       5      35
     Banks..............................................     13      14      19       3      18
     Other..............................................      2      72       1       4       9
                                                          -----   -----   -----   -----   -----
     Corporate total....................................    554     728     119     128     140
     Private individuals................................     49      32       9      11       4
                                                          -----   -----   -----   -----   -----
Non-German total........................................    603     760     128     139     144
                                                          -----   -----   -----   -----   -----
TOTAL GROSS CHARGE-OFFS.................................  1,086   1,711     567     422     393
                                                          -----   -----   -----   -----   -----

                                                                 YEAR ENDED DECEMBER 31,
                                                          -------------------------------------
                                                          2001    2000    1999    1998    1997
                                                          -----   -----   -----   -----   -----
                                                                     (E IN MILLIONS)
RECOVERIES:
GERMAN:
  Corporate:
     Manufacturing industry.............................      1       9       1       1       4
     Construction.......................................     --      --       1      --       1
     Wholesale and retail trade.........................     --      --       1      --       3
     Financial institutions (excluding banks) and
       insurance companies..............................     --      --      --      --       1
     Service providers..................................     --      --      10       1       3
     Other..............................................     --      --      --       1       1
                                                          -----   -----   -----   -----   -----
     Corporate total....................................      1       9      13       3      13
     Private individual (including self-employed
       professionals)...................................     25      21      17      17      10
                                                          -----   -----   -----   -----   -----
German total............................................     26      30      30      20      23
                                                          -----   -----   -----   -----   -----
NON-GERMAN:
  Corporate:
     Manufacturing industry, wholesale and retail trade,
       service providers and construction...............      3       1       1       3       6
     Financial institutions (excluding banks) and
       insurance companies..............................      7      --      --      --       3
     Banks..............................................      4       1      --      --       1
     Other..............................................      2       1      --      37      --
                                                          -----   -----   -----   -----   -----
     Corporate total....................................     16       3       1      40      10
     Public authorities.................................     --       1      --      --      --
     Private individuals................................      6       2       5       6      --
                                                          -----   -----   -----   -----   -----
Non-German total........................................     22       6       6      46      10
                                                          -----   -----   -----   -----   -----
TOTAL RECOVERIES........................................     48      36      36      66      33
                                                          -----   -----   -----   -----   -----
NET CHARGE-OFFS.........................................  1,038   1,675     531     356     360
Additions to allowances charged to operations...........  1,901   1,595   1,237   1,024     749
Increase in allowances due to mergers and acquisitions
  and other increases/(decreases).......................     12      41     158     555      --
Foreign exchange translation adjustments................     40      55     112     (47)     23
                                                          -----   -----   -----   -----   -----
TOTAL ALLOWANCES FOR LOAN LOSSES AT END OF THE YEAR.....  8,038   7,123   7,107   6,131   4,955
                                                          =====   =====   =====   =====   =====
RATIO OF NET CHARGE-OFFS DURING THE YEAR TO AVERAGE
  LOANS OUTSTANDING DURING THE YEAR.....................   0.46%   0.78%   0.27%   0.15%   0.18%

     When we determine that a loan is uncollectible, the loan is charged off against any existing specific loss allowance or directly recognized as expense in the income statement. Subsequent recoveries, if any, are recognized in the income statement as a credit to the net loan loss provisions. Since 2000, we have charged off loans when, based on management's judgement, all economically sensible means of recovery have been exhausted. Our determination considers information such as the age of specific loss allowances and expected proceeds from liquidation of collateral and other repayment sources. Prior to 2000, we charged off loans only when all legal means of recovery had been exhausted, for example only after completion of bankruptcy proceedings. The change in practice has affected both the timing and amount of charge-offs since 2000.

DEPOSITS

     The following table sets forth the average balances and the average interest rates on deposit categories in excess of ten percent of average total deposits of our banking operations. The allocation between German and non-German components is based on the location of the office that recorded the transaction.

                                                          YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------------
                                               2001                2000                1999
                                         -----------------   -----------------   -----------------
                                         AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE
                                         BALANCE    RATE     BALANCE    RATE     BALANCE    RATE
                                         -------   -------   -------   -------   -------   -------
                                                         (E IN MILLIONS, EXCEPT %)
IN GERMAN OFFICES:
  Non-interest-bearing demand
     deposits..........................    1,854               1,874               3,323
  Interest-bearing demand deposits.....   31,608    1.5%      33,849    2.1%      46,377    1.4%
  Savings deposits.....................   10,352    3.4%      14,457    2.6%      15,570    2.4%
  Time deposits........................  128,749    3.6%      91,686    3.3%      68,741    2.7%
                                         -------             -------             -------
German total...........................  172,563             141,866             134,011
                                         -------             -------             -------
IN NON-GERMAN OFFICES:
  Non-interest-bearing demand
     deposits..........................    6,098               8,405               7,807
  Interest-bearing demand deposits.....   11,351    3.8%      10,392    4.2%      10,040    3.2%
  Savings deposits.....................    1,073    3.9%         612    3.1%       1,225    4.0%
  Time deposits........................   57,432    5.3%      44,358    7.5%      33,720    8.8%
                                         -------             -------             -------
Non-German total.......................   75,954              63,767              52,792
                                         -------             -------             -------
TOTAL DEPOSITS.........................  248,517             205,633             186,803
                                         =======             =======             =======

     The aggregate amount of deposits by foreign depositors in our German offices was E63,663 million, E55,263 million and E42,999 million at December 31, 2001, 2000 and 1999, respectively.

TIME DEPOSITS

     The following table sets forth the balance of time certificates of deposit and other time deposits in the amount of E100,000 or more issued by our German offices by time remaining to maturity at December 31, 2001.

                                                               AT DECEMBER 31, 2001
                                                                 TIME DEPOSITS OF
                                                                 E100,000 OR MORE
                                                               --------------------
                                                                 (E IN MILLIONS)
Maturing in three months or less............................          61,236
Maturing in over three months through six months............           6,872
Maturing in over six months through twelve months...........           5,033
Maturing in over twelve months..............................          19,110
                                                                      ------
Total.......................................................          92,251
                                                                      ======

     The amount of time deposits of E100,000 or more issued by our non-German offices was E45,166 million at December 31, 2001.

SHORT-TERM BORROWINGS

     Short-term borrowings are borrowings with an original maturity of one year or less. Short-term borrowings are included within liabilities to customers, liabilities to banks and certificated liabilities. Securities sold under agreement to repurchase and negotiable certificates of deposit are the only significant categories of short-term borrowings of our banking operations.

     The following table sets forth certain information relating to the categories of our short-term borrowings.

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               2001       2000      1999
                                                              -------    ------    -------
                                                               (E IN MILLIONS, EXCEPT %)
SECURITIES SOLD UNDER REPURCHASE AGREEMENT:
  Balance at the end of the year............................   56,354    60,648     38,217
  Monthly average balance outstanding during the year.......   76,875    54,102     45,015
  Maximum balance outstanding at any period-end during the
     year...................................................  102,587(1) 68,950(1)  51,307(2)
  Weighted average interest rate during the year............      4.3%      4.7%       4.0%
  Weighted average interest rate on balance at the end of
     the year...............................................      2.4%      4.7%       3.3%

NEGOTIABLE CERTIFICATES OF DEPOSIT:
  Balance at the end of the year............................   30,268    28,552     26,268
  Monthly average balance outstanding during the year.......   28,718    28,009     25,027
  Maximum balance outstanding at any period-end during the
     year...................................................   30,518(2) 28,552(2)  26,268(2)
  Weighted average interest rate during the year............      5.0%      5.7%       3.8%
  Weighted average interest rate on balance at the end of
     the year...............................................      3.1%      6.4%       5.7%

---------------

(1) The maximum balance outstanding at any period-end during the year was derived from the maximum balance outstanding at any month-end, based on the unconsolidated balances of Dresdner Bank AG, its branch operations and significant subsidiaries, and certain other banking subsidiaries of Allianz.

(2) The maximum balance outstanding at any period-end during the year was derived from the maximum balance outstanding at any quarter-end, based on the consolidated balances of our banking operations.

                           REGULATION AND SUPERVISION

                                    GENERAL

     Our insurance, banking and asset management businesses are subject to detailed, comprehensive regulation and supervision in all the countries in which we do business. In addition, certain EU directives and regulations, which are implemented through local legislation in EU member states, have had and will continue to have a significant impact on the regulation of the insurance, banking and asset management industries in EU member states, including those in which many of our most important flagship operations are located, such as Germany, France, Italy and the United Kingdom. The following discussion addresses significant aspects of the regulatory schemes in these countries.

                                   ALLIANZ AG

     Allianz AG operates as a reinsurer and holding company for our insurance, banking and asset management operating entities. Our insurance, banking and asset management operating entities in Germany are extensively supervised and regulated by the German Federal Institution for Financial Services Supervision (the Bundesanstalt fur Finanzdienstleistungsaufsicht, or BAFin), a federal authority that monitors and enforces regulatory standards for German insurers, banks and other credit institutions, asset management companies and other financial services institutions. The BAFin was formed by merging the German Federal Banking Supervisory Authority (the Bundesaufsichtsamt fur das Kreditwesen), the German Federal Insurance Supervisory Authority (the Bundesaufsichtsamt fur das Versicherungswesen) and the German Federal Securities Supervisory Authority (the Bundesaufsichtsamt fur den Wertpapierhandel) into a single German federal agency on May 1, 2002. The BAFin is an independent federal authority that reports to and is supervised by the Federal Ministry of Finance.

     As a reinsurer and holding company, Allianz AG is not subject to direct insurance supervisory regulation in Germany applicable to primary insurers. Reinsurance companies are not required to be licensed as such in Germany. The BAFin regulates reinsurance activities mainly through its supervision of reinsurance programs that are submitted by direct insurers. In addition, the BAFin can require the establishment of deposits by a reinsurance company, a reduction in the share of business ceded to another reinsurer or the termination of reinsurance treaties. Allianz AG is subject to regulation as an insurance holding company and is required to submit its annual report and statutory quarterly reports to the BAFin. The BAFin also reviews transactions between Allianz AG and its subsidiaries, including reinsurance relationships and cost sharing agreements. In addition, Allianz AG's reinsurance activities are subject to the German Insurance Supervision Act and to regulation by the BAFin in areas such as financial accounting. Allianz AG is currently not subject to regulatory restrictions with respect to the investment of its assets, including assets held to cover its reinsurance liabilities. A German legislative initiative (the 4. Finanzmarktforderungsgesetz, or Fourth Financial Markets Promotion Act) expected to be implemented in July 2002 and to take effect, with respect to reinsurance in 2005, proposes stronger supervision for reinsurance companies with regard to investment of assets, requiring consideration of appropriate diversification and mixing of risks while taking into account the individual circumstances of the particular insurance company and its financial situation, capital allocation and group structure.

                          GROUP SOLVENCY REQUIREMENTS

     An EU directive implemented into German law with effect for the reporting year 2001 requires that Allianz AG establish appropriate internal controls to ensure solvency sufficient to cover all of the Group's insurance liabilities and that Allianz AG inform the BAFin annually of intra-group transactions and promptly after any such transaction endangering that solvency. The law requires that Allianz AG calculate the capital needed to meet the respective solvency requirements for the Group's insurance companies on a consolidated basis. IAS accounting may be used as a basis for the calculation. Similar group solvency requirements are required to be fulfilled by the local parent companies of insurance subsidiary groups in the different EU jurisdictions.

     Two directives have been issued in the EU, the solvency ratio directive and the capital adequacy directive, with the aim of establishing a harmonised European banking market by defining one regulatory standard for all institutions offering banking services. The directives were implemented into German law in 1993 and 1998, respectively. They define the capital requirements that a bank has to meet in order to ensure solvency sufficient to cover the bank's market and credit risks associated with banking and trading book activities.

                            FINANCIAL CONGLOMERATES

     In the EU and in individual EU member states, ongoing discussions are being held relating to the regulation and supervision of financial conglomerates. The EU has proposed a directive that proposes assessment of the solvency of a financial conglomerate on the group level, supervision of risk concentration and intra-group transactions and prevention of double-leveraging of the capital of the holding or parent company, i.e. once in the holding or parent company and a second time in the subsidiary ("double gearing"). The directive is expected to be adopted in 2002 and implemented into German law in 2005. The Allianz Group is a financial conglomerate within the meaning of this directive.

     In the United States, the recently enacted Gramm-Leach-Bliley Financial Modernization Act of 1999 substantially eliminates barriers separating the banking, insurance and securities industries in the United States. The legislation allows the formation of diversified financial services firms that can provide a broad array of financial products and services to their customers. In addition, the legislation permits insurers and other financial services companies to acquire banks, and expands permitted banking activities to encompass the insurance business.

                                   INSURANCE

EUROPEAN UNION

     Under the Treaty of Rome of 1957, Germany and the other member states of the EU are required to implement EU legislation into domestic law and to take EU legislation into account in applying domestic law. EU legislation can take a number of forms. EU regulations have general application and are binding in their entirety and directly applicable in all member states. EU directives are binding on member states, whose authorities may choose the form and method of their implementation. In addition, certain "self-executing" directives are directly binding on member states, although they still require formal implementation in national legislation.

     Since 1973, the EU has adopted a series of insurance directives on life insurance and direct insurance other than life insurance. These directives have been implemented in Germany, France, Italy, the United Kingdom, Austria and the other EU jurisdictions through national legislation and have resulted in significant deregulation of the EU insurance markets. The directives are based on the general principles of freedom of branch operations, freedom of provision of services and home country control. Under the directives, the regulation of insurance companies, including insurance operations outside their respective home countries (whether direct or through branches), is the responsibility of the home country insurance regulatory authority. In particular, the home country insurance regulatory authority is responsible for monitoring compliance with applicable regulations, the solvency and actuarial reserves of insurers and the assets supporting those reserves.

     As a result of the home country control principle, the EU insurance directives generally permit an insurance company licensed in any jurisdiction of the EU to conduct insurance activities, directly or through branches, in all other jurisdictions of the EU, without being subject to additional licensing requirements. Under the EU insurance directives, there is no authorization procedure to regulate insurance terms and conditions or tariffs. Insurance selling activities, however, are regulated by the regulatory authorities in the country in which the sale of the insurance product takes place. In addition, insurers are required to submit reports to the regulatory authorities in jurisdictions outside their home country regarding qualifying shareholders (as defined below), and other matters such as general and specific policy terms and conditions, premiums and technical reserves. The EU insurance directives are not applicable to state-supported export credit insurance and certain types of mandatory social services insurance.

     The EU insurance directives generally prohibit an insurance company from conducting both non-life and life insurance activities. However, life insurance companies that conducted non-life insurance activities in EU member states prior to March 5, 1979, including some of our subsidiaries, may continue to conduct these activities without restriction. In addition, member states may permit life insurance companies to write personal accident and health insurance policies, or insurance companies authorized to write personal accident and health insurance policies to write life insurance policies.

     The EU insurance directives impose certain disclosure requirements on life insurance companies and permit member states to require that life insurance companies report the technical bases for the calculation of premiums and technical reserves. Premiums for new business must be appropriate to cover a life insurance company's benefit obligations and to provide for a sufficient level of reserves. With respect to the calculation of reserves, the directives allow member states the option to choose between a maximum interest rate of 60% of the average return on government bonds, or a mixed rate determined on the basis of existing capital investments in combination with a rate set in relation to the insurer's future obligations by the regulatory authority of the relevant member state.

GERMANY

General

     German insurance companies, including the companies in our German Property-Casualty Group, our credit insurance companies, our life insurance companies and our health insurance companies, are subject to a comprehensive system of regulation under the German Insurance Supervision Act. The BAFin monitors and enforces compliance with German insurance laws, applicable accounting standards, technical administrative regulations, and investment and solvency provisions. Any change in the articles of association and all material changes in the business plan of a German insurance company must be approved, and the books and records of German insurance companies are subject to examination at any time, by the BAFin.

     Under the Insurance Supervision Act, German insurance companies are subject to detailed requirements with respect to the administration of their assets and liabilities. In general, the actuarial and claims reserves of each insurer must be adequate to allow the insurer to fulfill its contractual commitments to pay upon receipt of claims. Toward this end, insurers must maintain a minimum solvency margin and a guarantee fund equal to one third of the solvency margin. German property-casualty insurance companies are also required to establish claims equalization reserves according to established actuarial rules. These claims equalization reserves, which are intended to level out fluctuating claims requirements over the course of time, are estimated on a case-by-case basis. German law limits the proportion of assets which German insurers may invest in certain categories of investments and imposes restrictions with respect to particular investments.

     New insurance products and policies may be offered in Germany without prior approval of the BAFin. Insurers must file a description of new products and policies, and the BAFin may require the modification of terms and conditions or the withdrawal from the market or modification of any contract that does not comply with applicable laws and regulations. In addition, the terms of all health insurance policies are subject to German consumer protection and other legislation. These provisions, which have been in effect in Germany since the implementation of EU insurance directives in 1994, have substantially deregulated the Group's property-casualty business in Germany.

Life Insurance

     Under German law, German life insurance companies are required to notify the BAFin of the principles they use to set premium rates and establish actuarial provisions, and of any intention to alter or amend these principles. German life insurance companies are also required to appoint a chief actuary responsible for reviewing and ensuring the appropriateness of actuarial calculation methods. The chief actuary is subject to direct supervision by the BAFin.

     Additional restrictions apply to the investment of German life insurance company assets. The BAFin closely monitors the calculation of actuarial reserves and the allocation of assets covering actuarial reserves. Assets covering actuarial reserves are also monitored by an independent trustee supervised by the BAFin. The BAFin may issue supplemental instructions to an insurer if deemed necessary to safeguard the interests of policyholders.

     Amounts payable to policyholders at the maturity of endowment policies underwritten by German life insurance companies include a "guaranteed benefit," an amount established by reference to a legally mandated maximum rate of return on actuarial reserves. This rate is currently 3.25% per year for policies issued on or after July 1, 2000. For policies issued through June 30, 2000, the maximum rate of return is 4.0% per annum. On policies written through 1994, German life insurance companies are obliged by regulations to allocate for the benefit of policyholders at least 90% of their annual surplus. In 1994 and 1996, the laws and the regulations, respectively, were modified, and on policies written since June 30, 1994 and thereafter, German life insurance companies are obliged by the modified regulations to allocate for the benefit of policyholders at least 90% of their net interest yield on assets corresponding to technical reserves. In addition, holders of policies written in 1995 and thereafter are entitled to participate in "appropriate amounts" of profit from sources other than assets. The amount required to be allocated to policyholders may be used to directly increase a policyholder's profit participation or to contribute to the policyholder's profit reserve. In no case may this amount be transferred to shareholders. In the event of an overall loss, the insurer may use the policyholder profit reserve to cover the loss with the approval of the BAFin. The profit reserve is accordingly included in the calculation of the life insurer's solvency margin.

     On January 1, 2002, a new law (the Altersvermogensgesetz) took effect that is intended to reform the pension system in Germany. The Altersvermogensgesetz provides for state subsidies, in the form of either direct subsidies or, under certain circumstances, tax benefits. The prerequisite for state subsidies is that the underlying products contain certain characteristics entitled to certification by the BAFin. The main characteristic is that at least the amount that has been paid in premiums is available at maturity and that life-long benefit payments be guaranteed. Administration costs of the certified products may be high due to the complex state subsidy process. The Altersvermogensgesetz also intends to foster company old-age provision. As of January 1, 2002, employees are entitled by law to request that parts of their compensation be converted into company old-age provision. The new law and the regulations promulgated thereunder permit the establishment of pension funds (Pensionsfonds) as new means of company old-age provision. These pension funds are under the supervision of BAFin.

Health Insurance

     We offer "substitutive" health insurance products in Germany designed to partially or totally replace statutory public health insurance coverage. We also offer products intended to supplement both the statutory and substitutive schemes. These products are subject to detailed regulations designed to protect policyholders.

     In general, the core products of German health insurance companies, including comprehensive health insurance, daily sickness and hospital daily allowance insurance, are regulated by the BAFin. German law also requires that private health insurance companies offer certain kinds of health insurance, including private compulsory long-term care insurance, to policyholders with substitutive health insurance.

     German health insurance companies are required to appoint and register a chief actuary and an independent trustee with the BAFin. Premiums are calculated in accordance with established actuarial and legal principles and are required to provide an adequate reserve for the increased likelihood of poor health in old age. While health insurance policies may provide for premium increases to cover inflation and the increased costs of medical treatment and other developments, specific premium adjustments must be approved by an independent trustee.

     German health insurance companies are required to allocate for the benefit of policyholders at least 80% of their annual statutory profit as a reserve for premium subsidies or rebates. The relevant regulations also specify the amount of the surplus to be used to limit premium increases for insureds in higher age brackets. Since the beginning of 2000, we have also been required by law to return 90% of our surplus from capital investments to our policyholders. Due to strong competition in the German health insurance sector, the average profit participation for health policyholders has exceeded 90% of the overall statutory profit in recent years.

FRANCE

     The activities of French insurance companies including AGF are governed by the French Insurance Code and supervised and licensed by the French Ministry of the Economy and the Commission de Controle des Assurances (or the Insurance Commission). The Insurance Commission is an independent administrative authority that supervises the financial condition and solvency of French insurance companies and their compliance with applicable insurance regulations, including statutory accounting principles and financial and technical management regulations. French insurers are required to make periodic filings of financial, accounting and statistical statements with the Insurance Commission. Any change in the articles of association of French insurance companies must also be approved by the Insurance Commission. The Insurance Commission may examine the accounts of French insurance companies at any time. French insurance companies may not engage on an ongoing basis in any commercial activity other than that of providing insurance coverage and directly related activities.

     French insurance companies are subject to a number of requirements with respect to the administration of their assets and liabilities. With respect to liabilities, actuarial and claims reserves must be adequate to allow the insurer to fulfill contractual commitments to pay claims upon receipt. French law also prescribes a minimum solvency margin and requires the maintenance of a guarantee fund. French insurance companies may invest assets that support actuarial and claims reserves generally only in debt securities, equity securities and shares of mutual funds, real estate, mortgage loans, certain government-guaranteed loans and certain other loans and deposits. French law limits the proportion of assets that French insurers may invest in certain categories of investments and imposes restrictions with respect to particular investments.

     French life insurers are obligated by law to allocate for the benefit of policyholders (other than holders of contracts supported by separate accounts and term policies) at least 85% of annual investment results on assets attributable to such policyholders, plus at least 90% of other profits. Amounts allocated must be credited to policyholders within eight years but otherwise can be credited at the insurer's discretion. The allocation generally takes the form of an increase in guaranteed benefits but may also take the form of a reduction of future premiums.

     New insurance products and policies may be offered in France by either a French or foreign insurer without obtaining prior approval. However, the Ministry of the Economy may require submission of contracts or advertising materials relating to the insurance business. The Ministry of the Economy may also require the withdrawal from the market or the modification of any contract or advertising material which, in its judgment, does not comply with applicable laws and regulations.

ITALY

     Italian insurance companies including our major subsidiaries RAS and Lloyd Adriatico are subject to a comprehensive regulatory scheme contained in the Supervision of Insurance Act and supplemented by numerous other regulations and ordinances. These laws and regulations regulate access to insurance activities, require the maintenance of certain solvency margins, in part through a guarantee fund, determine the form of financial statements for insurance concerns and regulate the activities of insurance intermediaries.

     The activities of Italian insurance companies, insurance agents and brokers are regulated by the Institute for the Supervision of Private and Public Interest Insurance, known by its Italian acronym ISVAP. ISVAP is also responsible for the supervision of the financial management of Italian insurance companies. In addition, ISVAP grants authorization to companies to conduct insurance activities and has the authority to propose disciplinary measures, including the revocation of authorizations, which may ultimately be taken by the Ministry of Industry. ISVAP has the power to request information from insurance companies, conduct audits of their activities and question their legal representatives, managing directors and statutory auditors and convene shareholders, directors and statutory auditors meetings in order to propose measures necessary to conform the management of insurance companies to legal requirements. Insurance companies having their registered offices in Italy must receive prior authorization by ISVAP in order to operate life or non-life insurance activities.

     All Italian insurance companies are required to maintain adequate technical reserves in respect of each insurance contract. ISVAP determines the interest rate for calculation of required life reserves. Italian law also establishes maximum limits on the amount of reserves that may be invested in any particular category of investments. ISVAP may establish stricter limits under some circumstances. In addition, ISVAP may prohibit companies that do not comply with reserve requirements from disposing of their assets located in Italy and from accepting new business.

     Italian insurance companies are required to observe a solvency margin calculated in accordance with a formula that varies depending on the types of insurance that they underwrite. In cases where the solvency margin is less than the guarantee fund, ISVAP may require a company to prepare and implement a short-term financing plan in order to bring it into compliance with the applicable requirements, or may prohibit a company from disposing of its assets.

     In March 2000, the Italian government introduced a law to freeze rates for third-party motor liability policies for a period of one year. The European Commission considered this freezing of rates to be incompatible with the freedom of the insurance product market and in July 2000 instituted a proceeding based on European Community law against Italy as a member of the EU. In December 2000, the European Commission also decided to challenge the Italian law before the European Court of Justice. In addition, in May 2001, the Italian law was challenged before the European Court of Justice by an Italian judge in connection with a civil proceeding in Italy. Nevertheless, the law was put into force and had a negative impact in 2001. The rate freeze expired in March 2001.

     In July 2000, the Italian antitrust authority imposed fines totaling E361 million on several insurance companies because of alleged coordination of activities through sharing of information in automobile liability insurance in previous years. Our Italian subsidiaries have been assessed, and have paid, E83 million of this fine. In February 2002, the fine was upheld by the Italian State Council, the highest administrative court in Italy.

SWITZERLAND

     Swiss insurance companies including our Swiss Subsidiaries must be licensed by the Swiss Federal Department of Justice and Police and are subject to the supervision of the Swiss Federal

Office of Private Insurance. A separate authorization is required for each separate line of insurance business conducted in Switzerland. Although Switzerland is not a member state of the EU and is not subject to the EU insurance directives, Swiss insurance regulation is generally consistent with regulation in the EU.

     The Federal Office of Private Insurance monitors the compliance of Swiss insurance companies with requirements relating to solvency, minimum capital, reserve building and assets and may conduct audits at any time. The Federal Office of Private Insurance also fixes the interest rate for calculation of required life insurance company reserves. Swiss life and health insurance companies are required to file tariffs and contract conditions with the Federal Office of Private Insurance.

UNITED KINGDOM

     Insurance companies in the United Kingdom are regulated under the Financial Services and Market Act 2000 (or FSMA). The FSMA provides the framework for the regulation of all business activities within the financial services sector in the United Kingdom, including life insurance and general insurance companies such as our subsidiary Cornhill. The FSMA took effect on December 1, 2001 and provides that no firm may carry on a regulated activity in the United Kingdom in the insurance, securities, banking or pension sectors, unless it has been authorized to do so under the FSMA or exempted from it. The Financial Services Authority (or FSA) has been created as a single regulator for the insurance, securities, banking and pension sectors in the United Kingdom. The FSA enforces detailed requirements that firms have to meet in order to receive authorization, including requirements relating to minimum capital, internal governance systems and risk control, and the suitability of management and controlling shareholders. A self-regulatory body known as the General Insurance Standards Council (or GISC) has also been established to ensure compliance by general insurance companies with applicable codes of business conduct. Allianz's UK authorized insurance subsidiaries, which engage in general insurance activities, are GISC members. The FSA also establishes the conditions on which the home country principle is implemented with respect to insurance, securities and banking, granting a European financial services "passport."

     All insurance companies in the United Kingdom must submit to the FSA annual and, in some cases, quarterly returns together with audited accounts. These returns must include a certificate as to whether domestic assets are sufficient to cover domestic liabilities, and are subject to examination by the FSA. An annual assessment for the protection of UK policyholders is imposed on all insurance companies underwriting life and general business.

     Policyholder protection exists through two bodies, the Financial Services Compensation Scheme (or FSCS) and the Motor Insurance Bureau (or MIB). The FSCS provides policyholders with a level of protection against insurance company insolvency. The protection covers all types of property and casualty insurance. The scheme is funded by means of levies on insurance companies. The MIB provides coverage for victims of automobile accidents where there is no (or inadequate) insurance coverage. The MIB is funded by levies on all automobile insurers and the levies are payable each year in proportion to the level of automobile insurance premiums written each year.

     Insurance companies in the United Kingdom may only market products in conformity with classes authorized by the FSA. Failure by an insurer to write business in an authorized class over a specified period of time may lead to withdrawal of the authorization.

     In some areas, UK regulations establish customer information rights that exceed the disclosure standards mandated by the relevant EU directives. Revised regulations that came into effect on October 1, 1999 enable policyholders who are consumers to challenge the terms of policies which they claim are unfair or unclear. The Office of Fair Trading and certain consumer groups are empowered to enforce these regulations by requiring revised contracts when the terms of existing contracts appear to contravene the regulations.

UNITED STATES

     Our insurance subsidiaries in the United States are subject to comprehensive and detailed regulation of their activities under U.S. state and federal laws.

     U.S. property-casualty and life insurance companies are subject to insurance regulation and supervision in the individual states in which they transact business. Supervisory agencies in various states have broad powers to grant or revoke licenses to transact business, regulate trade practices, license agents, approve insurance policy terms and certain premium rates, set standards of solvency and reserve requirements, determine the form and content of required financial reports, examine insurance companies and prescribe the type, concentration, and amount of investments permitted. Insurance companies are subject to a mandatory audit every three to five years by state regulatory authorities, depending on the state of domicile, and every year by independent auditors.

     U.S. property-casualty and life insurers are also subject to risk based capital (or RBC) guidelines, which provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should have for regulatory purposes, taking into account the risk characteristics of the company's investments and products. The RBC requirements establish capital requirements for four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to various asset, premium and reserve items, with the factors being higher for those items with greater underlying risk and lower for less risky items. An insurance company's RBC ratio will vary over time depending upon many factors, including its earnings, the mix of assets in its investment portfolio, the nature of the products it sells and its rate of sales growth, as well as changes in the RBC formulas required by regulators. The RBC guidelines are intended to be a regulatory tool only, and are not intended as a means to rank insurers generally. Each of our U.S. insurance subsidiaries met its statutory minimum RBC ratios at December 31, 2001.

     Although the federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways. There are a number of existing or recently proposed federal laws which may significantly affect the U.S. market, including establishment of an optional federal charter for insurance and reinsurance companies, employee benefits regulations, federal reinsurance for risks involving acts of terrorism, establishment of a federal registry for asbestos claims subject to compensation limits, and the taxation of insurance companies and their products. These initiatives are mostly in a preliminary stage and, consequently, we cannot assess their potential impact at this time. In addition, we cannot predict what other proposals may be made (whether at the federal or state level), what legislation, if any, may be introduced or enacted or what the effect of any such legislation might be.

OTHER COUNTRIES

     Our insurance operations in countries other than those discussed above are also subject to detailed regulation and supervision by authorities in the relevant jurisdictions, including with respect to such matters as policy forms and rates, reserving, investment and financial practices, and marketing, distribution and sales activities.

               BANKING, ASSET MANAGEMENT AND INVESTMENT SERVICES

EUROPEAN UNION

     The supervision of banking, asset management and investment services in the member states of the European Union is the exclusive responsibility of national authorities within the individual member states. However, the rules governing the regulation and supervision of these financial services have been harmonized by a number of EU directives, which have been implemented in the member states. These directives mostly focus on establishing an equal standard of financial viability and deposit guarantee by setting forth minimum capital requirements and providing for a common deposit guarantee fund that financial institutions have to contribute to. As a result of this harmonization, banking licenses granted in one EU member state are recognized in all other member states.

     Under the EU securities directives, member states have to ensure that financial institutions that are members of a securities exchange in one member state are eligible for admission to trading on the exchanges of all other member states. Moreover, the securities services directive provides for certain rules of conduct regarding the solicitation of clients and business by financial institutions.

     Another field of harmonization which is of importance for financial institutions is securities trading. The EU directive on offering prospectuses provides for harmonized rules with respect to the contents and filing of prospectuses for publicly traded securities. Another directive harmonizes the rules for disclosure of financial and other information that publicly traded companies have to provide. The insider trading directive sets forth certain rules for securities trading by corporate insiders. There are also EU directives harmonizing rules governing investments, fund management and investor protection.

GERMANY

     Our banking and other financial services activities in Germany are extensively supervised and regulated by the BAFin.

BANKING

     All banks and financial institutions in Germany, including Dresdner Bank, are subject to comprehensive governmental supervision and regulation on a consolidated basis by the BAFin in accordance with the German Banking Act (Kreditwesengesetz, or the German Banking Act). The BAFin is authorized to issue regulations and guidelines implementing the provisions of the German Banking Act and other laws affecting German banks. The German Banking Act and the regulations issued thereunder have been amended over time to implement the recommendations on banking supervision issued by the Basle Committee on Banking Supervision and the relevant European Council Directives.

     Under the German Banking Act, all banking and financial service institutions conducting business in Germany are required to have a license from the BAFin. The BAFin supervises the operations of all banks, including Dresdner Bank, to ensure that it conducts its business in accordance with the provisions of the German Banking Act and other applicable German laws and regulations. Reports by a bank's auditors have to be submitted to the BAFin and the Deutsche Bundesbank (or the Bundesbank), the German central bank. The contents of the reports are prescribed in a special regulation issued by the BAFin (the Prufungsberichtsverordnung). Particular emphasis is placed on compliance with capital adequacy and liquidity requirements, lending limits and restrictions on certain activities imposed by the German Banking Act and the regulations promulgated thereunder.

REGULATION BY THE BUNDESBANK

     The BAFin carries out its banking supervision role in close cooperation with the Deutsche Bundesbank. Although the authority to issue administrative orders that are binding on specific banks is vested solely with the BAFin, the BAFin must consult with the Bundesbank before it issues general regulations and must obtain the consent of the Bundesbank if the regulations affect the Bundesbank, as, for example, in the case of regulations affecting capital adequacy and liquidity requirements. The Bundesbank is responsible for organizing the collection and analysis of the periodic and other reports from the banks.

CAPITAL ADEQUACY REQUIREMENTS

     German banking regulation contains certain capital adequacy requirements. In accordance with what is known as Principle I, each bank's ratio of Liable Capital to risk-weighted assets and certain off-balance sheet items, as such terms are defined or described below, must be at least 8% at the end of each business day. This ratio is known as the Solvency Ratio.

     Liable Capital consists principally of (i) paid-in share capital without preferred stock (Vorzugsaktien), (ii) capital reserves, (iii) earnings reserves which are disclosed in the bank's annual balance sheet, (iv) net profits which are shown in audited interim financial statements and which will not be used for distribution or the payment of taxes, (v) the fund for general banking risks pursuant to Section 340g of the German Commercial Code, (vi) capital paid in by silent partners which meets certain conditions set forth in the German Banking Act, including subordination to all other creditors and participation in the bank's losses, (vii) reserves for general banking risks pursuant to Section 340f of the German Commercial Code, provided that such reserves may not exceed 4% of the book value of such receivables and securities, (viii) preferred stock, (ix) capital paid in consideration of profit participation rights (GenuSSrechte) which meets certain conditions set forth in the German Banking Act, including subordination to all creditors and participation in the bank's losses, (x) long-term subordinated debt with a term of at least five years meeting certain conditions set forth in the German Banking Act, (xi) certain revaluation reserves and (xii) reserves pursuant to Section 6b of the German Income Tax Act (Einkommensteuergesetz), less certain positions that are required to be deducted. At least half of Liable Capital must be Core Capital, which is the portion of Liable Capital set forth in items (i) through (vi) above, less balance sheet losses, certain intangible assets (including goodwill) and certain other items. The German Banking Act also requires that balance sheet losses and certain intangible assets, including goodwill, as well as certain investments in banks or financial institutions and certain other items, be deducted in computing Liable Capital.

     The German Banking Act provides that the aggregate amount of Supplementary Capital, which is the portion of Liable Capital referred to in items (vii) through (xii) above, must not exceed the Core Capital. In addition, the sum of long-term subordinated debt must not exceed 50% of Core Capital. Core Capital reflects the same concept as Tier I capital, and Supplementary Capital reflects a concept similar to Tier II capital as such terms are used in U.S. capital adequacy rules.

     To calculate risk-weighted assets and certain off-balance sheet items, the assets of a bank are assigned to six broad categories of relative credit risk depending on the debtor or on the type of instrument or collateral securing the asset (0%, 10%, 20%, 50%, 70% and 100%), and the balance sheet value of each asset is multiplied by the percentage weight applicable to its risk category to arrive at the risk-weighted value. With respect to off-balance sheet items, such as financial guarantees, letters of credit, swaps and other financial derivatives, first, their value is adjusted according to their risk classification depending on the type of instrument (20%, 50% and 100%), or, in the case of derivatives, on the counterparty (20% and 50%). After such adjustment, they are assigned, in the same manner as on-balance sheet assets, to the credit risk categories depending on the type of the counterparty or the debtor and multiplied by the applicable percentage weight.

     The German Banking Act also requires market risk and counterparty risk associated with securities transactions, transactions in derivative products and foreign exchange transactions of banks to be covered by adequate capital. The German Banking Act also employs two related concepts: (i) Bank Funds (Eigenmittel) and (ii) the distinction between trading transactions which are allocated to a bank's trading book (Handelsbuch) and transactions in commercial banking business which are allocated to a bank's investment book (Anlagebuch).

     Bank Funds consist of Liable Capital plus Tier III Capital. Tier III Capital consists of (i) short-term subordinated debt (with a term of at least two years but less than five years) that meets certain conditions set forth in the German Banking Act and (ii) the net profits which would be realized if all positions in the trading book were matched, if all anticipated expenses and distributions on capital were deducted and if all losses that would be incurred in the investment book if the bank were liquidated were deducted. The sum of Tier III Capital plus the portion of Supplementary Capital that is not required to cover risk positions in the investment book cannot exceed 250% of the portion of Core Capital that is not required to cover risk positions in the investment book.

     The trading book of a bank comprises (i) securities, money market instruments, derivatives and marketable obligations and participations that are held by the bank for its own account for resale or trading; (ii) instruments held and transactions entered into for the purpose of hedging the market risk of the trading book and transactions to refinance such hedging; (iii) transactions subject to the designation of the counterparty (Aufgabegeschafte); (iv) receivables for fees, interest and dividends related to positions in the trading book; and (v) securities lending, loans or similar transactions related to positions in the trading book. Banks must establish guidelines for the inclusion of transactions in their trading books, which must be submitted to the BAFin and the Bundesbank.

     Banks must establish guidelines for the inclusion of transactions in their trading books, which must be submitted to the BAFin and the Bundesbank. The investment book of a bank consists of all transactions that are not contained in the trading book.

     The sum of the risk-weighted values of market risk positions (foreign exchange positions, commodity positions and positions allocated to the trading book) and, under certain circumstances, separately computed option positions, may not exceed the difference between Bank Funds and an amount equal to 8% of the risk-weighted assets plus certain risk-weighted off-balance sheet items. This limitation must be computed daily at the close of business. The risk-weighted values of market risk positions and option positions must be computed in accordance with rules set forth in Principle I or, in the case of market risk positions, in accordance with the bank's own risk computation models which have been approved by the BAFin. The positions allocated to the trading book are risk-weighted according to market risk (interest rate and equity security price related) and according to counterparty risk.

     Capital adequacy rules must not only be met by a bank and its banking subsidiaries on an individual basis, but also by the entire banking group.

LIQUIDITY REQUIREMENTS

     The German Banking Act and the regulations issued by the BAFin also contain liquidity requirements. Each bank must invest its funds in a manner designed to provide adequate liquidity at all times. Under what is known as Principle II, banks must compute four liquidity factors at the end of every calendar month. Each liquidity factor is the quotient of available funds to payment obligations for one of four short-term time periods of less than one year.

LENDING AND INVESTMENT LIMITS

     The German Banking Act as it applies to Dresdner Bank distinguishes between investment book lending limits, combined investment and trading book lending limits, and trading book lending limits. The limits are as follows:

          (i) A credit constitutes a "large investment book credit" if the sum of credits allocated to the investment book extended to any one borrower or related group of borrowers, in the aggregate, equals or exceeds 10% of a bank's Liable Capital. No single large investment book credit may exceed 25% of the bank's Liable Capital (20% in the case of a bank's unconsolidated affiliate). The sum of all of a bank's disbursed large investment book credits may not exceed eight times the bank's Liable Capital.

          (ii) A credit constitutes a "large combined investment and trading book credit" if the sum of credits allocated to both the investment and trading books extended to any one borrower or related group of borrowers, in the aggregate, equals or exceeds 10% of the bank's Bank Funds. No single large combined investment trading book credit may exceed 25% of the bank's Bank Funds (20% in the case of a bank's unconsolidated affiliate). The sum of all of a bank's disbursed large combined investment trading book credits may not exceed eight times the bank's Bank Funds.

          (iii) If a single large combined investment and trading book credit exceeds the respective percentage of the bank's Bank Funds set forth in (ii) above, the sum of credits extended to any one borrower or related group of borrowers that is allocated to the trading book cannot exceed five times that portion of the bank's Bank Funds that is not required to cover risk positions in the investment book.

          (iv) The sum of all portions of single large combined investment and trading book credits that exceed the respective percentage of the bank's Bank Funds set forth in (ii) above for more than 10 days cannot exceed six times that portion of the bank's Bank Funds that is not required to cover risk positions in the investment book.

     A bank must report its large credits to the Bundesbank and must notify the BAFin and the Bundesbank if it exceeds the ceilings set forth above. With the approval of the BAFin, a bank may exceed the eight times Liable Capital or Bank Funds and the respective percentage of Liable Capital or Bank Funds set forth in
(i) and (ii) above, if the amount exceeding these ceilings is covered by Liable Capital and Bank Funds, respectively. The bank may exceed the Bank Funds ceilings with the approval of the BAFin only if the excess results from large trading book credits and not from large investment book credits. The amounts of Liable Capital used to cover such excess amount must be disregarded when computing the adequacy of Liable Capital under the capital adequacy rules discussed under "-- Capital Adequacy Requirements" above. If the respective percentage ceilings and the eight times Liable Capital ceiling or Bank Funds ceiling are exceeded, the larger of both excess amounts must be covered by Liable Capital and Bank Funds, respectively. If a bank exceeds the five times Bank Funds ceiling referred to in paragraph (iii) above or the six times Bank Funds ceiling referred to in (iv) above, it must cover such excess amounts with Bank Funds. Credit is defined to include all items on the asset side of the balance sheet, derivative transactions and related guarantees, other off-balance sheet positions and equity investments. A borrower is defined to include certain affiliates of the borrower. The limitations on large credits are applied on a risk-weighted basis in a manner similar to the application of the risk-weighted capital adequacy rules.

     The provisions of the German Banking Act limiting large credits by a bank apply also to the aggregate credits extended by members of a banking group. In order to determine whether members of a banking group in the aggregate have extended a large credit, all credits extended by members of the group to one borrower are consolidated and measured against the consolidated Liable Capital and Bank Funds of the banking group. Consolidation of credits to one borrower or related group of borrowers is only required if the credit of at least one member of the banking group to such borrower is equal to or exceeds 5% of such member's Liable Capital.

BANK REPORTING REQUIREMENTS

     In order to enable the BAFin and the Bundesbank to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial condition of the German banks, the BAFin and the Bundesbank require the routine periodic filing of information.

     Each bank must file with the BAFin or the Bundesbank, or both, among other things, the following information: (i) immediate notice of certain organizational changes, the extension or increase of large credits, the extension of certain credits to companies in which the bank owns more than 25% (or, under certain circumstances, 10%) of the capital, the acquisition or disposition of more than 10% of the equity of another company or certain changes in the amount of such equity investment, and the commencement or termination of certain non-banking activities; (ii) monthly balance sheet and statistical information and annual audited unconsolidated and consolidated financial statements; (iii) the acquisition or disposition of a direct or indirect investment in the bank representing 10% or more of the voting rights or capital of the bank or giving the person making the investment a significant influence over the management of the bank ("Significant Shareholding"), or an increase or decrease of a Significant Shareholding which results in the investment reaching or passing the threshold of 20%, 33% or 50% of such voting rights or capital, as well as the fact that the bank became or ceased to be a subsidiary of another enterprise, if the bank has knowledge of such facts; and on an annual basis, the names and addresses of holders of Significant Shareholdings in the bank and its foreign subsidiary banks, and the amount of such investment if the bank has knowledge of such facts; (iv) monthly compliance statements with regard to the capital adequacy rules and the requirements on liquidity and statements on certain foreign lending; and (v) quarterly statements listing the borrowers to whom the reporting bank has outstanding loans of E1.5 million or more and certain information about the amount and the type of the loan, including syndicated loans exceeding this amount even if the reporting bank's share does not reach E1.5 million.

     If several banks report to the Bundesbank loans of E1.5 million or more to the same borrower group of affiliated borrowers, the Bundesbank must inform the reporting banks of the total reported indebtedness and of the type of such indebtedness of such borrower group and of the number of reporting lending banks.

SANCTIONS FOR NON-COMPLIANCE

     If the BAFin discovers irregularities, it has a wide range of enforcement powers. The BAFin can challenge the qualifications of a bank's management. If the Liable Capital of a bank is not adequate or if the liquidity requirements are not met and the bank has failed to remedy the deficiency within a period determined by the BAFin, the BAFin may prohibit or restrict the bank's distribution of profits or extension of credit. These prohibitions also apply to the parent bank of a banking group if the Bank Funds of the bank members of the group do not meet the legal requirements. If the liquidity requirements are not met, the BAFin may also prohibit further investments in illiquid assets.

     If a bank is in danger of defaulting on its obligations to creditors, the BAFin may take emergency measures to avert default. In this connection, it may, among other things: (i) issue instructions relating to the management of the bank; (ii) prohibit or restrict the acceptance of deposits and the extension of credit; (iii) prohibit or restrict management of the bank from carrying on their functions; and (iv) appoint supervisors. If these measures are inadequate, the BAFin may revoke the bank's license and, if appropriate, order the bank to close. To avoid the insolvency of a bank, the BAFin has the authority to prohibit payments and disposals of assets, suspend customer services and prohibit the acceptance of payments other than in payment of debt owed to the bank. In addition, violations of the German Banking Act may result in criminal and administrative penalties.

DEPOSIT PROTECTION

     In accordance with the EC Directives on Deposit-Guarantee Schemes and Investor Compensation Schemes and its implementation in German law (the Gesetz zur Umsetzung der EG-Einlagensicherungsrichtlinie und der EG-Anlegerentschadigungsrichtlinie, or the "Deposit Guarantee Act"), the Bundesverband Deutscher Banken, the association of the German private sector commercial banks, established a company known as the Compensation Institution (Entschadigungseinrichtung deutscher Banken GmbH) to carry out and ensure the deposit guarantee scheme of the German private sector commercial banks. The Deposit Guarantee Act provides that the aggregate deposits of a given depositor at a given bank and claims resulting from securities transactions by a customer with a given bank must each be covered up to 90% of the aggregate amount or E10,000, whichever is less. The deposit guarantees will be funded through annual contributions by the private sector commercial banks to the Compensation Institution.

     In addition, the banking industry has voluntarily set up various protection funds for the protection of depositors. Most private sector commercial banks, including Dresdner Bank, are members of the Einlagensicherungsfond, a deposit protection association with a fund which covers liabilities to each creditor up to a certain amount. Payments from the Einlagensicherungsfond generally cover the portion of a deposit not already covered by the Compensation Institution. Members are required to provide certain information to the association and the Prufungsverband deutscher Banken e.V., an institution for the auditing of German banks. This auditing institution conducts its own inspections of banks in order to reduce the risk of failures within the deposit protection system.

     Furthermore, depositors and other creditors of German banks are protected by the arrangements in relation to Liquiditats-Konsortialbank GmbH ("LIKO"), a bank founded in 1974 in order to provide funding for German banks which experience liquidity problems. The shares in LIKO are owned 30% by the Bundesbank, with the rest of the shares being held by other German banks and banking associations. LIKO is funded by its shareholders. For additional information, see Note 44 to our consolidated financial statements.

MORTGAGE BANKS

     Mortgage banks in Germany are regulated by a special statute, the German Mortgage Bank Act (Hypothekenbankgesetz). Under this Act, mortgage banks are authorized to finance themselves through the issuance of mortgage bonds (Pfandbriefe) and public-debt bonds (Kommunalobligationen). These bonds are generally long-term bonds with an original maturity of four years or longer, the principal and interest of which are at all times required to be covered by a pool of specified qualifying assets listed in a register maintained by the mortgage bank. Mortgage-backed bonds are backed by mortgage loans extended by the mortgage bank that cover 60% or less of the market value of the respective real estate property, and public-debt backed bonds are backed by communal loans extended by the mortgage bank to German public authorities or entities organized under public law or to member states of the EU and their territorial subdivisions, or which are guaranteed or otherwise secured by such persons. A separate pool is maintained for the mortgage-backed bonds and for the public-debt backed bonds. Each pool is required to be replenished when necessary to assure that all bonds issued by the mortgage bank are fully covered. The qualifying assets remain on the mortgage bank's balance sheet. In case of insolvency proceedings relating to the mortgage bank, the asset pools constituting cover will be exempt from such proceedings. Mortgage-backed bonds and public debt-backed bonds may be issued in registered or bearer form and they are general recourse obligations of the issuing mortgage bank.

OTHER FINANCIAL SERVICES

     Other German financial services institutions are generally subject to the German Banking Act and to wide-ranging notification and reporting requirements to enable the BAFin to monitor their compliance with the German Banking Act. The German Banking Act provides the BAFin with a wide range of enforcement mechanisms. Among other actions, the BAFin is empowered to conduct on-site inspections without specific cause and to impose monetary and other sanctions, including revocation of a company's license to engage in financial services activities.

     German financial services companies are subject to regulations relating to, among other things, the transmission, receipt and acceptance of trading orders on behalf of investors, discretionary management of investment portfolios and trading on an own-account basis. Only licensed investment companies subject to the provisions of the German Banking Act may engage in investment management activities in Germany. German law also requires that investment management companies be autonomous operational units and restricts the ancillary activities of these companies.

     In addition, products sold under the Altersvermogensgesetz are subject to BAFin supervision. See "-- Insurance -- Germany -- Life Insurance."

UNITED KINGDOM

     The FSMA provides the framework in the United Kingdom for the regulation of the financial services sector. The FSA incorporates previous self-regulating organizations such as the Securities & Futures Authority, Investment Management Regulatory Organisation and the Personal Investment Authority. The FSA is also the prosecuting authority for offenses involving insider dealing, market manipulation, money laundering and of market abuse.

     The above requirements of the FSA with respect to the financial services sector apply to most Allianz Group entities in the United Kingdom, including our Dresdner Bank subsidiaries. The London Branch of Dresdner Bank is a "passported" bank in the United Kingdom in accordance with the provisions of the EU directives as implemented in UK law. As such it is lead regulated in prudential matters by BAFin in Germany.

FRANCE

     Under French law, investment and investment services companies dealing with financial instruments must be authorized by the Comite des Etablissement de Credit et des Entreprises d'Investissement (Banque de France) and by the Commission des Operations de Bourse if they act under the portfolio management status. They are subject to the supervision of the Conseil des Marches Financiers for the dealing with listed financial instruments and the Commission des Operations de Bourse for their portfolio management activity.

     Banks in France, including our Dresdner Bank subsidiary Dresdner Bank Gestions France, must be authorized by the Comite des Etablissement de Credit et des Entreprises d'Investissement (Banque de France) and are subject to the supervision of the Commission Bancaire (Banque de France). The supervision extends to all the activities of French banks, including their capital adequacy, shareholdings in other companies and limitation of risk. The Paris branch of Dresdner Bank is a "passported" bank in France in accordance with the provisions of EU directives as implemented in French law. As such it is lead regulated by the BAFin.

     Banks are required to file monthly reports to the Commission Bancaire. Changes of shareholdings in French banks do need approval by the Comite des Etablissement de Credit et des Entreprises d'Investissement (Banque de France).

     French securities regulations prescribe a minimum amount of share capital for investment and investment services companies and impose certain requirements on company management and shareholders. The business plan of French investment and investment services companies must be approved by the Comite des Etablissement de Credit et des Entreprises d'Investissement (Banque de France). There are also regulatory restrictions with respect to equity capital on limitation of risks, and specific disclosure rules must be observed. In addition, the Conseils des Marches Financiers and the Commission des Operations de Bourse oversee the dealings of investment and investment services companies with investors, including the provision of appropriate information to investors, and supervise control procedures within these companies. The Conseils des Marches Financiers supervises compliance with market rules, and the Commission des Operations de Bourse supervises the fairness of transactions.

     French supervisory authorities are authorized to impose sanctions, including revocation of operating licenses, on companies that fail to comply with applicable regulations.

ITALY

     Investment and investment services companies in Italy dealing with financial instruments must be licensed and are subject to regulation by both Banca d'Italia, the Italian national bank, and the Commissione Nazionale per la Societa e la Borsa (or CONSOB). Shareholdings in excess of 5% in Italian investment and investment services companies require the authorization of Banca d'Italia.

     Banks in Italy, including our subsidiary Rasbank and our Dresdner Bank subsidiaries, must be authorized by Banca d'Italia and are subject to the supervision of both Banca d'Italia and CONSOB. The supervision of Banca d'Italia extends to all the activities of Italian banks, including their capital adequacy, shareholdings in other companies and limitation of risk. The Milan branch of Dresdner Bank is a "passported" bank in Italy in accordance with the provisions of EU directives as implemented in Italian law. As such it is lead regulated by the BAFin. The CONSOB supervises the provision of investment services by banks in Italy and rules of conduct to be followed by the banks in their dealings with the public. Banks are required to file their annual and semi-annual reports with both Banca d'Italia and the CONSOB. They also have ongoing disclosure obligations. The Milan branch of Dresdner Bank is exempt from these requirements and instead has to submit the annual financial statements of Dresdner Bank Group to the Camera di Commercio and Banca d'Italia. Changes in organizational structure of the branch have to be reported annually.

     Major shareholders of banks and investment and investment services companies, as well as their top managers and members of the boards of directors and boards of auditors, must meet specific qualifications in terms of professionalism and good standing. With respect to banks, Italian law requires those assuming control of or a shareholding of greater than 5% in an Italian bank to obtain authorization from Banca d'Italia. Similarly, banks assuming shareholdings in any other company are required to obtain authorization from Banca d'Italia.

     Italian supervisory authorities are empowered to impose sanctions, including revocation of operating licenses, on banks and investment and investment services companies that fail to comply with relevant regulations.

UNITED STATES

     Allianz of America, Inc., Allianz Dresdner Asset Management of America L.P., Pacific Investment Management Company LLC, Oppenheimer Capital, Nicholas-Applegate, Dresdner

RCM Global Investors LLC and other financial services subsidiaries of Allianz AG in the United States are registered as investment advisers under the Investment Advisers Act of 1940. Many of the investment instruments managed by these financial services subsidiaries, including a variety of mutual funds and other pooled investment vehicles, are registered with the SEC under the Investment Company Act of 1940. The investment advisory activities of these financial services subsidiaries are subject to various U.S. federal and state laws and regulations. These laws and regulations relate to, among other things, limitations on the ability of investment advisers to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an adviser or its affiliates and advisory clients, as well as general anti-fraud provisions. The failure to comply with these laws or regulations may result in possible sanctions, including the suspension of individual employees, limitations on the activities in which the investment adviser may engage, suspension or revocation of the investment adviser's registration as an adviser, censure and/or fines.

     Some U.S. financial service subsidiaries of Allianz AG are also registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are subject to extensive regulation as such. In addition, some of these subsidiaries are members of, and subject to, regulation by self-regulatory organizations such as the National Association of Securities Dealers and, in the case of Dresdner Kleinwort Wasserstein Securities LLC, the New York Stock Exchange. The scope of broker-dealer regulation covers matters such as capital requirements, the use and safekeeping of customers' funds and securities, advertising and other communications with the public, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the self-regulatory organizations and to prevent improper trading on material non-public information, employee-related matters, limitations on extensions of credit in securities transactions, and clearance and settlement procedures. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, in some instances they may be required to make "suitability" determinations as to certain customer transactions and are limited in the amounts that they may charge customers.

     Dresdner Bank provides commercial banking services in the United States through its offices in New York, Chicago and Los Angeles, as well as the Miami office of its subsidiary Dresdner Bank Lateinamerika AG. Dresdner Bank is accordingly subject to regulation, supervision and examination by the Federal Reserve Board under the U.S. Bank Holding Company Act of 1956, as amended (the
BHCA), and the International Banking Act of 1978, as amended (the IBA). The New York branch of Dresdner Bank is licensed, supervised and examined by the New York State Banking Department.

     Our U.S. subsidiaries are also subject to certain restrictions on funds transfers and other activities under the U.S. Patriot Act of 2001, which took effect on October 28, 2001. The Patriot Act affects primarily our banking and investment services subsidiaries but also applies to our insurance subsidiaries.

     In the United States, the Gramm-Leach-Bliley Act of 1999 substantially eliminated barriers separating the banking, insurance and securities industries in the United States. Dresdner Bank became a financial holding company under the Gramm-Leach-Bliley Act in 2000. To qualify as a financial holding company, a bank is required to meet the criteria of being well-managed and well-capitalized. A foreign bank that is well-capitalized has capital ratios equal to or comparable with those required for a well-capitalized U.S. bank, i.e. a Tier I capital ratio of 6% and a total capital to total risk-based assets ratio of 10%. In the event of non-compliance with these criteria, a financial holding company may be required to discontinue previously authorized financial activities or terminate U.S. banking operations, and its ability to undertake acquisitions that are otherwise permitted for financial holding companies may be restricted. In addition, any company owning or controlling a financial holding company, including Allianz AG, is required to make certain certifications in order to be able to elect to be treated as a financial holding company. As a result of its ownership of Dresdner Bank, Allianz AG is also subject to the supervision of the Federal Reserve Board under the BHCA and the IBA and has applied to be treated as a financial holding company. See also "-- Financial Conglomerates."

     Under the IBA, the Federal Reserve Board may terminate the activities of any U.S. office of a foreign bank if it determines that the foreign bank is not subject to comprehensive regulation on a consolidated basis in its home country or that there is reasonable cause to believe that the foreign bank or its affiliate has violated U.S. law or engaged in unsafe or unsound banking practice in the United States, and as a result of such violation or practice, the continued operation of the U.S. office would be inconsistent with the public interest or the purposes of federal banking law.

     Under the trade name Dresdner Kleinwort Capital, subsidiaries of Dresdner Bank are also active in the private equity business. They provide investment management services and make, manage and monitor private equity investments in unaffiliated companies and investment funds, and establish and operate investment funds in which third-party investors make private equity investments. These subsidiaries are subject to regulation by the Federal Reserve Board and the SEC. Two subsidiaries of Dresdner Bank are also active as small business investment companies and are subject to the U.S. Small Business Administration Act.

OTHER COUNTRIES

     Our financial services businesses in countries other than those discussed above are also subject to detailed regulation and supervision by authorities in the relevant jurisdictions, including with respect to such matters as capital adequacy, investment advisory and securities trading activities, and mutual fund management and distribution activities.

                          ACQUISITION CONTROL MATTERS

     In a number of jurisdictions, the direct or indirect acquisition of "control" of companies is subject to prior regulatory approval. Under EU insurance directives, any person acquiring shares in an insurance company who would become a "qualifying shareholder" as a result of the acquisition is required to give prior notice of the proposed acquisition to the relevant supervisory authorities in the insurer's home jurisdiction. A qualifying shareholder is a shareholder that holds more than 10% of the voting capital of an insurance company or otherwise has the ability to exercise a significant influence over the management of the company. An insurance company must also report any increases in shareholdings by any holder to levels equal to or exceeding 20%, 33% or 50% of voting capital. The supervisory authorities have a maximum period of three months during which to oppose an acquisition of shares if they believe that the acquisition would jeopardize the sound and prudent management of the insurance company. Reductions in ownership below the thresholds indicated above must also be notified to the supervisory authorities. These directives, as well as similar regulations with respect to banking and investment services companies, have been implemented in most EU jurisdictions.

     Under the German Securities Trading Act, holders of voting securities of a German company listed on a stock exchange within the European Union must notify that company and the BAFin without delay (at the latest, within seven calendar days) of the level of their holding whenever that holding reaches, exceeds or falls below 5%, 10%, 25%, 50% and 75% of the company's shares. Also, a German company receiving this notification of shareholding must generally publish these facts. Effective January 1, 2002, the provisions of the German Securities Trading Act were amended to broaden the criteria for attribution of shares.

     On January 1, 2002, the recently enacted German Securities Acquisition and Takover Act (Wertpapiererwerbs- und Ubernahmegesetz, or WpUG) took effect. The WpUG applies to all offers to acquire securities issued by stock corporations and limited partnerships that are domiciled in Germany and admitted to trading on an organized market in the European Economic Area (EEA). The WpUG provides that any shareholder obtaining direct or indirect control, which is defined as 30% or more of the voting rights, of a stock corporation is required to make a mandatory takeover offer to all other shareholders of the corporation. The WpUG also amends provisions of the German Stock Corporation Act (Aktiengesetz) relating to the buyout of minority shareholders. Upon request of a shareholder holding 95% or more of the share capital of the stock corporation, the shareholders' meeting of the stock corporation can resolve to transfer all shares held by minority shareholders to the controlling shareholder in exchange for appropriate cash compensation. Allianz AG has made use of these new provisions to acquire the remaining minority shareholdings of Vereinte Versicherungs-AG and Dresdner Bank.

     Similar regulations relating to acquisition of control have been established in various jurisdictions inside and outside of the EU in which we do business. State insurance holding company statutes in the United States applicable to Allianz AG's U.S. insurance subsidiaries generally provide that no person may acquire control of Allianz AG, and thus indirect control of its U.S. insurance subsidiaries, without the prior approval of the appropriate insurance regulators. Generally, any person who acquires beneficial ownership of 10% or more of the outstanding ordinary shares or voting power of Allianz AG (including through ADSs) would be presumed to have acquired such control unless the appropriate insurance regulators upon application determine otherwise.

                     ANTITRUST REGULATION AND MERGER REVIEW

     EU antitrust regulation affects associations of insurance companies. Some market-wide pool arrangements among insurers may require exemptions under applicable EU antitrust law. However, most of the applications for such exemptions have not yet been finalized by EU authorities. Some pool arrangements in the insurance sector in which we participate are subject to permanent review under the applicable competition rules.

     In some business lines, our market share might raise concerns under European merger control regulations. In the event that we intended to make a substantial acquisition in these business lines, the relevant EU authorities might require divestiture of parts of the portfolio or might disapprove the transaction. Comparable legislation with respect to merger review has been enacted in many jurisdictions outside the EU.

                           INSIDER TRADING REGULATION

     The German Securities Trading Act (Wertpapierhandelsgesetz, or the German Securities Trading Act) prohibits insider trading with respect to securities admitted to trading or included in the over-the-counter market at a German exchange or the exchange in another European country. The German Securities Trading Act also requires that the issuer of securities admitted to trading on a German stock exchange publish promptly any new fact relating to the issuer which is not publicly known if such fact could have a material influence on the market price of such securities due to its effects on the financial condition or the overall business performance of the issuer. The BAFin carries out supervisory functions with respect to these regulations. Institutions that are members of a German stock exchange are subject to comprehensive reporting requirements with respect to all transactions in securities and derivatives that are listed or traded on an exchange or other organized market in Germany or another member country of the EU.

     The German Securities Trading Act also introduced rules of conduct for banks and securities firms (the Rules of Conduct). The Rules of Conduct apply to all investment services firms in Germany, i.e., firms engaged in the purchase and sale of securities or derivatives for others or the intermediation of transactions in securities or derivatives. In practice, the Rules of Conduct therefore apply principally to the German banks. The BAFin has broad powers to investigate investment services firms with a view to monitoring compliance with the Rules of Conduct. The German Securities Trading Act provides for an annual examination on behalf of the BAFin of a bank's compliance with its obligations under the German Securities Trading Act. Similar insider trading rules have been implemented in many other EU and non-EU jurisdictions.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                              CORPORATE GOVERNANCE

     As required by the German Stock Corporation Act, Allianz AG has a two-tier board system consisting of a management board (Vorstand) and a supervisory board (Aufsichtsrat). The two boards are separate, and no individual may serve simultaneously as a member of both boards.

     The management board is responsible for managing the day-to-day business of Allianz AG in accordance with applicable German laws and the articles of association of Allianz AG. The management board represents Allianz AG in its dealings with third parties. The supervisory board oversees the management of Allianz AG. It is also responsible for appointing and removing the members of the management board and representing Allianz AG in connection with transactions between a management board member and Allianz AG. The supervisory board may not make management decisions, but the supervisory board or the articles of association may determine that certain types of transactions require the supervisory board's prior consent.

     In carrying out their duties, the members of the management board and the supervisory board must exercise the standard of care of a diligent and prudent business person. In complying with this standard of care, the members of both boards must take into account a broad range of considerations in their decisions, including the interests of Allianz AG and its shareholders and employees. Although there is no explicit obligation to act solely in the interests of shareholders, the management board is required to respect the rights of shareholders to equal treatment and equal information. Members of either board who violate their duties may be personally liable for damages to Allianz AG.

     The supervisory board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the management board must establish an internal monitoring system and regularly report to the supervisory board with regard to current business operations and future business planning. The supervisory board is also entitled to request at any time special reports regarding the affairs of Allianz AG or any of its subsidiaries to the extent that the affairs of such subsidiary may have a significant impact on Allianz AG. The management board is required to ensure appropriate risk management within Allianz AG.

     Under German law, the shareholders of a stock corporation, like other persons, may be liable to the corporation if they intentionally use their influence on the corporation to cause a member of the management board, the supervisory board, or holders of special proxies to act in a way that is harmful to the corporation. If a member of the management board or the supervisory board neglects his duties, he may be jointly and severally liable with the persons exercising such influence.

     As a general rule under German law, a shareholder has no direct recourse against the members of the management board or the supervisory board in the event that they are believed to have breached a duty to Allianz AG. Apart from insolvency or other limited circumstances, only Allianz AG has the right to claim damages from members of either board. Allianz AG may only waive these damages or settle these claims if at least three years have passed from the date of their origination, and if the general shareholders' assembly approves the waiver or settlement with a simple majority. No approval of a waiver or settlement by the general shareholders will be effective if opposing shareholders who hold, in the aggregate, one-tenth or more of the share capital of Allianz AG have their opposition formally noted in the minutes recorded by a German notary.

     Additional corporate governance rules were recently published as part of a voluntary Corporate Governance Code by a German government commission and are currently being considered by the German legislature for inclusion in formal legislation. Such requirements relate, among other things, to the role of auditors and the establishment of an audit committee of the supervisory board. We believe that many of the standards set forth in the Corporate Governance Code have long been part of everyday business practice at Allianz AG. We have participated in the German government commission's work and support the goals of the Corporate Governance Code. We will consider the commission's recommendations concerning the management board and the supervisory board, as well as the auditors, and where we do not adhere to such recommendations, we will make use of the right provided under the Corporate Governance Code to explain why we have not adhered to the recommendations.

                                MANAGEMENT BOARD

     The management board of Allianz AG currently consists of twelve members. Under the articles of association of Allianz AG, the supervisory board determines the size of the management board, although it must have at least two members. Under the articles of association, Allianz AG may be legally represented by two members of the management board or by one member of the management board and the holder of a general commercial power of attorney which entitles its holder to carry out all legal acts and transactions on behalf of Allianz AG. The names of such holders are filed with the commercial register in Munich. In addition, pursuant to a filing with the commercial register in Munich, Allianz AG may also be represented by two holders of a general commercial power of attorney.

     Each member of the management board is appointed by the supervisory board for a maximum term of five years. Each member may be reappointed or have his term extended by the supervisory board for one or more terms of up to five years each. The supervisory board may remove a member of the management board prior to the expiration of his term for good cause, for example in the case of a serious breach of duty or a bona fide vote of no confidence by the general shareholders' assembly. A member of the management board may not deal with, or vote on, matters relating to proposals, arrangements or contractual agreements between himself and Allianz AG and may be liable to Allianz AG if he has a material interest in any contractual agreement between Allianz AG and a third party which was not disclosed to, and approved by, the supervisory board. The management board regularly reports to the supervisory board, in particular on business policy, budgets and strategy, profitability. It also reports the current business of Allianz AG, as well as any exceptional matters that arise from time to time. However, the management board is solely responsible for managing the day-to-day business operations of Allianz AG, and the supervisory board may neither make nor direct any management decisions.

     The current members of the management board, their areas of responsibility, the year in which each member was first appointed the year in which the term of each member expires, and the principal supervisory or management board memberships of each member outside the Allianz Group, respectively, are as follows:

                                                                         YEAR
                                                              YEAR      CURRENT
                                           AREA OF            FIRST      TERM       PRINCIPAL OUTSIDE BOARD
NAME                                    RESPONSIBILITY      APPOINTED   EXPIRES       MEMBERSHIPS IN 2001
----------------------------------  ----------------------  ---------   -------   ---------------------------
Dr. Henning Schulte-Noelle........  Chairman                  1991       2003     Member of the supervisory
                                                                                  boards of BASF AG, E.ON AG,
                                                                                  Linde AG, Munich Re,
                                                                                  Siemens AG and ThyssenKrupp
                                                                                  AG, and member of the board
                                                                                  of directors of Vodafone
                                                                                  Group plc (until July 31,
                                                                                  2001) and Lafarge S.A.

                                                                         YEAR
                                                              YEAR      CURRENT
                                           AREA OF            FIRST      TERM       PRINCIPAL OUTSIDE BOARD
NAME                                    RESPONSIBILITY      APPOINTED   EXPIRES       MEMBERSHIPS IN 2001
----------------------------------  ----------------------  ---------   -------   ---------------------------
Dr. Paul Achleitner...............  Group Finance             2000       2004     Member of the supervisory
                                                                                  boards of ConSors Discount
                                                                                  Broker AG (until May 2001),
                                                                                  MAN AG, RWE AG and Bayer AG
                                                                                  (since May 1, 2002)
Detlev Bremkamp...................  Europe I                  1991       2004     Member of the supervisory
                                                                                  boards of Asea Brown Boveri
                                                                                  AG and Hochtief AG
Michael Diekmann..................  Americas, Group Human     1998       2006     Member of the advisory
                                    Resources                                     board of Apex Software Ltd.
                                                                                  and member of the board of
                                                                                  directors of National
                                                                                  Insurance Company Berhard
Dr. Joachim Faber.................  Allianz Dresdner Asset    2000       2004     Member of the supervisory
                                    Management (ADAM)                             boards of Infineon
                                                                                  Technologies AG, Karlsruher
                                                                                  Rendite GmbH (until April
                                                                                  2001) and Berlinwasser
                                                                                  Holding AG
Dr. Bernd Fahrholz................  Allianz Dresdner          2001       2005     Member of the supervisory
                                    Financial Services                            boards of Bayerische
                                    (ADFS)                                        Motorenwerke AG, Fresenius
                                                                                  Medical Care AG,
                                                                                  Heidelberger Zement AG,
                                                                                  Banco General de Negocios
                                                                                  S.A. (until January 28,
                                                                                  2002) and BNP Paribas S.A.
Leonhard H. Fischer...............  Dresdner Corporates &     2001       2005     Member of the supervisory
                                    Markets                                       boards of Deutsche Borse
                                                                                  AG, Eurex Clearing AG,
                                                                                  Eurex Frankfurt AG,
                                                                                  Itelligence AG, K+S
                                                                                  Aktiengesellschaft (until
                                                                                  February 5, 2002), NorCom
                                                                                  Information Technology AG
                                                                                  (until February 15, 2002),
                                                                                  Eurex Zurich AG and
                                                                                  Fordergesellschaft fur
                                                                                  Borsen und Finanzmarkte mbH
Dr. Reiner Hagemann...............  Europa II, Labor          1995       2004     Member of the supervisory
                                    Relations                                     boards of Schering AG,
                                                                                  Steag AG, ThyssenKrupp
                                                                                  Stahl AG, E.ON Energie AG
                                                                                  and TELA Versicherungs AG
                                                                                  (until May 31, 2001)

                                                                         YEAR
                                                              YEAR      CURRENT
                                           AREA OF            FIRST      TERM       PRINCIPAL OUTSIDE BOARD
NAME                                    RESPONSIBILITY      APPOINTED   EXPIRES       MEMBERSHIPS IN 2001
----------------------------------  ----------------------  ---------   -------   ---------------------------
Dr. Horst Muller..................  Group Financial Risk      2001       2003     Member of the supervisory
                                    Management                                    boards of Europa Carton
                                                                                  GmbH, Stone Container GmbH,
                                                                                  Buderus AG, BATIG
                                                                                  Gessellschaft fur
                                                                                  Beteiligungen mbH, British-
                                                                                  American Tobacco (Germany)
                                                                                  GmbH, British-American
                                                                                  Tobacco (Industrie) GmbH,
                                                                                  debis Air Finance B.V., BVV
                                                                                  Versicherungsverein des
                                                                                  Bankgewerbes and Herlitz AG
                                                                                  (until October 10, 2001)
Dr. Helmut Perlet.................  Group Controlling,        1997       2004     None
                                    Accounting and
                                    Taxation, and
                                    Compliance
Dr. Gerhard Rupprecht.............  Group Information         1991       2005     Member of the supervisory
                                    Technology (GIT)                              boards of Heidelberger
                                                                                  Druckmaschinen AG,
                                                                                  ThyssenKrupp Automotive AG
                                                                                  and Quelle AG
Dr. Werner Zedelius...............  Growth Markets            2002       2004     Member of the supervisory
                                                                                  boards of RWE Power AG and
                                                                                  SMS AG

     The following is a summary of the business experience of the current members of the management board within the Allianz Group:

     Dr. Henning Schulte-Noelle: Joined the Allianz Group in 1975. He was a member of the management board of Allianz Versicherung and Allianz Leben from 1988 to 1990. In 1991 he was appointed chairman of the management board of Allianz Leben. He became a member of the management board of Allianz AG in January 1991. When he was appointed chairman of the management board of Allianz AG in October 1991, he ceased to be chairman of the management board of Allianz Leben.

     Dr. Paul Achleitner: Joined the management board of Allianz AG in January 2000. He was previously chairman of Goldman, Sachs & Co. OHG, Frankfurt, Germany and a partner of Goldman Sachs Group from 1994 to 1999.

     Detlev Bremkamp: Joined the Allianz Group in 1963. He was a deputy member of the management board of Allianz Versicherung from 1981 to 1982 and a full member from 1983 to 1987, managing director and general manager of Allianz Europe Ltd. in Amsterdam from 1987 to 1990, and became a member of the management board of Allianz AG in 1991.

     Michael Diekmann: Joined the Allianz Group in 1988. From 1996 to 1998 he was chief executive officer of Allianz Asia-Pacific, Singapore. He became a deputy member in October 1998 and a full member of the management board of Allianz AG in March 2000.

     Dr. Joachim Faber: Joined the Allianz Group in 1997 after holding various positions at Citibank AG, Frankfurt, Germany (1984-1992), including member of the management board, and Citibank International PLC, London (1992-1997), including head of capital markets. He was a member of the management board of Allianz Versicherung from 1997 to 1999 and became a member of the management board of Allianz AG in January 2000.

     Dr. Bernd Fahrholz: Joined Dresdner Bank in 1977. He was appointed a member of the management board of Dresdner Bank in 1998 and chairman in 2000. With the acquisition of Dresdner Bank in July 2001, he also joined the management board of Allianz AG and was appointed to deputy chairman.

     Leonhard H. Fischer: Joined Dresdner Bank in 1995. In 1998 he became a deputy member, in 1999 a full member of the management board of Dresdner Bank. With the acquisition of Dresdner Bank in July 2001, he became member of the management board of Allianz AG.

     Dr. Reiner Hagemann: Joined the Allianz Group in 1977. In 1987, he became a deputy member, in 1990 a full member and in 1995 was made chairman of the management board of Allianz Versicherung. He was a member of the management board of Allianz Leben from 1991 through 1994 and became a member of the management board of Allianz AG in 1995.

     Dr. Horst Muller: Joined Dresdner Bank in 1970. He became a member of the management board of Dresdner Bank in 1992. With the acquisition of Dresdner Bank in July 2001, he became member of the management board of Allianz AG.

     Dr. Helmut Perlet: Joined the Allianz Group in 1973. He has been head of the foreign tax department since 1981, head of accounting and controlling since 1992, head of corporate finance since 1990 and head of the tax department since 1994. He became a deputy member in July 1997 and a full member of the management board of Allianz AG in January 2000.

     Dr. Gerhard Rupprecht: Joined the Allianz Group in 1979. In January 1989, he became a deputy member, and in January 1991 a full member, and in October 1991 was appointed chairman, of the management board of Allianz Leben. He became a member of the management board of Allianz AG in October 1991.

     Dr. Werner Zedelius: Joined the Allianz Group in 1987. After various positions in branch offices and in the headquarters of Allianz AG, he became member of the management board of Cornhill Insurance PLC in London in 1996 and a member of the management board of Allianz AG on January 1, 2002.

                               SUPERVISORY BOARD

     The supervisory board of Allianz AG consists of 20 members, ten of whom are elected by the shareholders and ten of whom are elected by the employees of the German companies of the Allianz Group. Three of the employee representatives are representatives of the trade unions represented in the Allianz Group in Germany and seven are representatives of Allianz Group employees. The shareholders' assembly may remove any supervisory board member it has elected by a simple majority of the votes cast. The employee representatives may be removed by those employees who elected them with a majority of three-quarters of the votes cast.

     The supervisory board chooses a chairman and one or more deputy chairmen from among its members by a majority vote of its members. If such majority is not reached on the first vote, the shareholder representatives will elect the chairman, and the employee representatives will elect a deputy chairman. The supervisory board acts by simple majority. In the case of any deadlock, the chairman has the deciding vote.

     The supervisory board meets at least once each quarter. Its main functions are:

     - to monitor the management of Allianz AG;

     - to appoint the members of the management board; and

     - to approve matters in areas where such approval is required by German law and which the supervisory board has made generally subject to its approval.

     The supervisory board has established a Standing Committee, a Compensation Committee and a Conciliation Committee.

     Standing Committee. The Standing Committee, which comprises the chairman of the supervisory board and his representatives and other members elected by the supervisory board, may approve or disapprove certain transactions of the company and transactions between the company and members of the supervisory board or management board. The Standing Committee also commissions the company's auditors, which are then appointed by the supervisory board, and exercises certain other powers on behalf of the supervisory board, including determining the guest status of non-members who wish to attend supervisory board meetings and appointing the chairman of the annual shareholder meeting in the event that the chairman of the supervisory board is unavailable. The members of the Standing Committee are Dr. Klaus Liesen, Bernd W. Voss, Dr. Manfred Schneider, Nobert Blix and Frank Ley. The Standing Committee held four meetings in 2001.

     Compensation Committee. The Compensation Committee consists of the chairman of the supervisory board and two other members elected by the supervisory board and is charged with representing the company in matters relating to the compensation and remuneration of the management board. The members of the Compensation Committee are Dr. Klaus Liesen, Frank Ley and Bernd
W. Voss. The Compensation Committee held three meetings in 2001.

     Conciliation Committee. The Conciliation Committee consists of the chairman of the supervisory board and his representatives, one member elected by the employees and one member elected by the shareholders. The Conciliation Committee elects the members of the supervisory board where ordinary supervisory board elections do not result in election of new members. The members of the Conciliation Committee are Dr. Klaus Liesen, Prof. Dr. Rudolf Hickel, Gerhard Cromme and Frank Ley. There arose no need for the Conciliation Committee to meet in 2001.

     Each member of the supervisory board is generally elected for a fixed term of approximately five years. In accordance with German law, the term expires at the end of the annual general shareholders' assembly in the fourth fiscal year after the year in which such supervisory board member was elected. Supervisory board members may be reelected.

     The current members of the supervisory board of Allianz AG, their principal occupations, the year in which each member first served on the supervisory board, the year in which the term of each member expires and the principal supervisory or management board memberships of each member outside the Allianz Group, respectively, are as follows:

                                                                             YEAR
                                                                            CURRENT
                                                               YEAR FIRST    TERM     PRINCIPAL OUTSIDE BOARD
NAME                                  PRINCIPAL OCCUPATION     APPOINTED    EXPIRES     MEMBERSHIPS IN 2001
----------------------------------  -------------------------  ----------   -------   ------------------------
Dr. Klaus Liesen, Chairman(1).....  Chairman of the               1983       2003     Member of the
                                    supervisory board of                              supervisory boards of
                                    Ruhrgas AG                                        E.ON AG (chairman since
                                                                                      May 2000 and previously
                                                                                      member of the
                                                                                      supervisory board of
                                                                                      Veba AG), Preussag AG,
                                                                                      Ruhrgas AG (chairman),
                                                                                      Volkswagen AG
                                                                                      (chairman), and Beck
                                                                                      GmbH & Co. KG

                                                                             YEAR
                                                                            CURRENT
                                                               YEAR FIRST    TERM     PRINCIPAL OUTSIDE BOARD
NAME                                  PRINCIPAL OCCUPATION     APPOINTED    EXPIRES     MEMBERSHIPS IN 2001
----------------------------------  -------------------------  ----------   -------   ------------------------
Frank Ley, Deputy Chairman(2).....
                                    Employee of Allianz Leben     1993       2003     None
Norbert Blix(2)...................  Employee of Allianz           1997       2003     Member of the
                                    Versicherung                                      supervisory board of
                                                                                      Allianz Versorgungskasse
                                                                                      VvaG
Dr. Diethart Breipohl(1)..........  Former member of the          2000       2003     Member of the
                                    management board of                               supervisory boards of
                                    Allianz AG                                        HypoVereinsbank (until
                                                                                      May 23, 2002),
                                                                                      Beiersdorf AG,
                                                                                      Continental AG,
                                                                                      KarstadtQuelle AG, mg
                                                                                      technologies AG, KM
                                                                                      Europa Metal AG, Banco
                                                                                      Popular Espanol, Banco
                                                                                      Portugues de
                                                                                      Investimento and Credit
                                                                                      Lyonnais
Bertrand Collomb(1)...............  President Directeur           1998       2003     Member of the boards of
                                    General of Lafarge S.A                            directors of
                                                                                      Total-Fina-Elf, ATCO
                                                                                      Ltd. and the Conseil
                                                                                      D'Administration of
                                                                                      Credit Commercial de
                                                                                      France S.A.
Dr. Gerhard Cromme(1).............  Chairman of the               2001       2003     Member of the
                                    supervisory board of                              supervisory boards of
                                    ThyssenKrupp AG (since                            Deutsche Lufthansa AG
                                    October 2001) and                                 (since January 1, 2002),
                                    chairman of the                                   E.ON AG, Ruhrgas AG,
                                    supervisory board of                              Volkswagen AG, Asea
                                    ThyssenKrupp Technologies                         Brown Boveri AG (until
                                    AG (until September 2001)                         March 12, 2002), Suez
                                                                                      S.A., Thales S.A. and
                                                                                      member of the board of
                                                                                      directors of the Budd
                                                                                      Company (until September
                                                                                      2001)
Jurgen Dormann(1).................  Chairman of the               1998       2003     Member of the boards of
                                    management board of                               directors of Asea Brown
                                    Aventis S.A                                       Boveri Ltd. and IBM
                                                                                      Corporation
Hinrich Feddersen(3)..............  Member of the management      2001       2003     Member of the
                                    board of ver.di Vereinte                          supervisory boards of
                                    Dienstleistungsgewerkschaft                       Deutscher Ring
                                    e.V                                               Lebensversicherungs AG
                                                                                      (deputy chairman) and
                                                                                      Basler Versicherung
                                                                                      Beteiligungs GmbH
                                                                                      (deputy chairman)

                                                                             YEAR
                                                                            CURRENT
                                                               YEAR FIRST    TERM     PRINCIPAL OUTSIDE BOARD
NAME                                  PRINCIPAL OCCUPATION     APPOINTED    EXPIRES     MEMBERSHIPS IN 2001
----------------------------------  -------------------------  ----------   -------   ------------------------
Dr. Uwe Haasen(1).................  Former member of the          2002       2003     Chairman of the
                                    management board of                               supervisory board of
                                    Allianz AG                                        United Systems AG
                                                                                      Munchen
Peter Haimerl(3)..................  Employee of Dresdner Bank     2001       2003     None
Professor Dr. Rudolf Hickel(2)....  Professor of Economics at     1999       2003     Member of the
                                    the University of Bremen                          supervisory boards of
                                                                                      Salzgitter Stahl und
                                                                                      Technologie AG and
                                                                                      Gewoba
                                                                                      Aktiengesellschaft fur
                                                                                      Wohnen und Bauen
Horst Meyer(2)....................  Employee of HERMES            2001       2003     None
Uwe Plucinski(3)..................  Employee of Dresdner Bank     2001       2003     None
Reinhold Pohl(2)..................  Building Manager of           1993       2003     None
                                    Allianz Leben
Roswitha Schiemann(2).............  Branch Manager of Allianz     1998       2003     None
                                    Versicherung
Dr. Manfred Schneider(1)..........  Chairman of the               1998       2003     Member of the
                                    management board of Bayer                         supervisory boards of
                                    AG                                                DaimlerChrysler AG,
                                                                                      Metro AG, RWE AG and
                                                                                      Linde AG
Dr. Hermann Scholl(1).............  Chairman of the executive     1998       2003     Member of the
                                    board of Robert Bosch                             supervisory boards of
                                    GmbH                                              BASF AG, Robert Bosch
                                                                                      Corp., Robert Bosch
                                                                                      Internationale
                                                                                      Beteiligungen AG and
                                                                                      Deutsche Bank (until
                                                                                      June 30, 2001)
Jurgen E. Schrempp(1).............  Chairman of the               1998       2003     Member of the
                                    management board of                               supervisory boards of
                                    DaimlerChrysler AG                                DaimlerChrysler Services
                                                                                      AG, HypoVereinsbank, and
                                                                                      member of the board of
                                                                                      directors of South
                                                                                      African Coal, Oil and
                                                                                      Gas Corporation (Sasol)
                                                                                      Ltd., Vodafone Group
                                                                                      plc, The New York Stock
                                                                                      Exchange and
                                                                                      DaimlerChrysler of South
                                                                                      Africa (Pty) Ltd.
Jorg Thau(2)......................  Employee of Vereinte          2000       2003     None
                                    Kranken

                                                                             YEAR
                                                                            CURRENT
                                                               YEAR FIRST    TERM     PRINCIPAL OUTSIDE BOARD
NAME                                  PRINCIPAL OCCUPATION     APPOINTED    EXPIRES     MEMBERSHIPS IN 2001
----------------------------------  -------------------------  ----------   -------   ------------------------
Dr. Bernd W. Voss(1)..............  Former member of the          2002       2003     Member of the
                                    management board of                               supervisory boards of
                                    Dresdner Bank (retired)                           Continental AG, E.ON AG,
                                                                                      KarstadtQuelle AG,
                                                                                      Preussag AG, Quelle AG,
                                                                                      VARTA AG (until February
                                                                                      15, 2001), Volkswagen AG
                                                                                      (until April 16, 2002)
                                                                                      and Wacker Chemie GmbH
                                                                                      and of the board of
                                                                                      directors of Asea Brown
                                                                                      Boveri Ltd.

---------------

(1) Elected by Allianz AG's shareholders.

(2) Elected by the employees of the German companies of the Allianz Group.

(3) Appointed by court.

                     COMPENSATION OF DIRECTORS AND OFFICERS

     Total remuneration for members of our management board includes a fixed component (the base salary) and a variable component. The latter comprises components that depend on the Allianz AG dividend, an annual bonus (which includes an individual element and an element based on company performance), and a three-year bonus. Provided that the annual general meeting of shareholders approves payment of the dividend proposed, the compensation allocated by Allianz AG and its subsidiaries to the management board in 2001 will be approximately E16 million. The number of members of the management board increased from nine to 12 in 2001.

     The compensation allocated to the management board in 2001 consists of fixed remuneration of approximately E6.7 million and variable remuneration of approximately E9.2 million, compared to E4.3 million and E5.3 million, respectively, in 2000. The variable component includes dividend-related variable remuneration, the bonus for fiscal 2001 and the allocation to the reserve for the performance-related three-year bonus. Payments from the reserve for the performance-related three-year bonus can be made to members of the management board only from 2004 onward.

     In addition to the amounts reported above, Allianz AG and its subsidiaries set aside an amount of approximately E1.3 million to increase pension reserves and reserves for similar obligations in favor of active members of the management board.

     In addition, under the long-term incentive plan for 2001 described under "-- Options to Purchase Securities -- Incentive Plans", a total of 39,815 appreciation rights tied to the price of Allianz AG stock were awarded to members of the management board in 2001. Based on standard option valuation methods (Black-Scholes or Binomial Method), the value of these appreciation rights was E4 million at the time of their award and E3 million at December 31, 2001. Since none of the appreciation rights had an intrinsic or exercise value, these amounts were entirely time values.

     At December 31, 2001, members of our management board held a total of 86,479 appreciation rights awarded from 1999 through 2001. Based on standard option valuation methods (Black-Scholes or Binomial Method), the total value of these appreciation rights was E7 million at December 31, 2001. Since none of the appreciation rights had an intrinsic or exercise value, these amounts were entirely time values.

     For additional information on the appreciation rights held by members of our management board, see Note 44 to our consolidated financial statements. See also "-- Options to Purchase Securities -- Incentive Plans" below.

     The compensation of the supervisory board members is determined by the articles of association of Allianz AG. The articles provide that the annual compensation for each supervisory board member is E4,000, plus E500 for every cent by which the dividend per share declared for the relevant year exceeds 15 cents. The chairman of the supervisory board receives twice that amount, and each deputy chairman receives one and one half times that amount. In addition, Allianz AG reimburses all supervisory board members for their out-of-pocket expenses and for the value-added tax on this compensation. Assuming that the shareholders approve the dividend as proposed at the annual general shareholders' assembly of June 2002, the aggregate amount paid by the Allianz Group as compensation for the members of the supervisory board of Allianz AG as it was constituted in 2001 in respect of the year ended December 31, 2001 will be E2 million.

                                BOARD PRACTICES

     Allianz AG has entered into service contracts with management board members providing for a limited benefit upon termination of service prior to the stated expiration date of a management board member's contract. In such circumstances, in addition to the regular pension benefits described above, the management board member would receive a severance payment equal to six months' additional salary. Allianz AG has not entered into such contracts with supervisory board members.

                                SHARE OWNERSHIP

     As of June 17, 2002, the members of the management board and the supervisory board held less than 1% of our ordinary shares issued and outstanding. As of such date, based on our share register, the members of the management board and the supervisory board held in the aggregate 2,885 ordinary shares of Allianz AG.

                                   EMPLOYEES

     The Allianz Group had 179,946 employees at December 31, 2001, of which 87,589, or 48.7%, were employed in Germany. The geographical distribution of the Group's employees over the past three years was as follows:

                                                                    AT DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
Germany.....................................................   87,589    43,124    41,923
Rest of Europe..............................................   61,892    50,569    49,569
NAFTA.......................................................   14,722    12,667    12,056
Rest of World...............................................   15,743    13,323     9,924
                                                              -------   -------   -------
  Total.....................................................  179,946   119,683   113,472
                                                              =======   =======   =======

     Substantially all of the Group's German employees are subject to collective bargaining agreements covering the insurance and banking industries. The Group believes that its employee relations are generally good.

                         OPTIONS TO PURCHASE SECURITIES

INCENTIVE PLANS

     Our long-term incentive plans are subject to annual approval by the management board. As of December 31, 2001, plans were authorized for 2001, 2000 and 1999. Under these incentive plans, Allianz AG and its subsidiaries granted non-transferable appreciation rights tied to the value of the ordinary shares of Allianz AG to members of the management board of Allianz AG and eligible key executives of the Allianz Group. The appreciation rights were granted on April 1 of each of these years. The rights expire seven years after issuance.

     Under the relevant incentive plans, each plan participant was advised at the beginning of the plan of the number of appreciation rights that were granted to him or her. Each appreciation right entitles the holder to the difference between the stock price of Allianz AG at the time the right is exercised and the base price of the stock of Allianz AG as specified in the plan, the maximum difference being capped at 150% of the base price. The 2001, 2000 and 1999 incentive plans specify base prices of E356, E367 and E292, respectively. As of December 31, 2001, a total of 825,979 appreciation rights were outstanding under all our incentive plans. Of this amount, 311,439 appreciation rights were outstanding under the 2001 incentive plan, 255,950 were outstanding under the 2000 incentive plan and 258,590 were outstanding under the 1999 incentive plan.

     The appreciation rights may be exercised at any time between the second and the seventh anniversary of the effective date of the relevant plan, provided that the closing stock price of Allianz AG in the Frankfurt Xetra Trade has exceeded by 0.01 points or more the closing price of the Dow Jones Stoxx Price Index on each of at least five consecutive trading days and the closing stock price of Allianz AG in the Frankfurt Xetra Trade has appreciated as of the exercise date by at least 20% over the base price specified in the plan. Holders may not exercise an appreciation right within fixed time periods prior to the publication of the Allianz Group's quarterly, semi-annual or annual results. At other times, appreciation rights may be exercised only with the approval of the Group's compliance department.

     Upon exercise of the appreciation rights, payment is made in the relevant local currency by the company granting the appreciation rights. Appreciation rights not exercised by the last day of a plan will be exercised automatically where the necessary conditions have been met. Where these conditions have not been met or a plan participant ceases to be employed by us, the plan participant's appreciation rights are forfeited.

EMPLOYEE STOCK OWNERSHIP ARRANGEMENTS

     Our management board has from time to time with the approval of the shareholders offered ordinary shares of Allianz AG at a discounted price per share to eligible employees of certain Allianz Group companies. While such arrangements had previously been restricted to employees of our German companies, in 2000 we included employees of several of our non-German companies, and in 2001 we included employees of several of our U.S., Mexican and Canadian companies. When implementing an employee share purchase program, Allianz AG establishes parameters that are binding on Group companies. In general, to be eligible, employees are required to have been employed for a minimum period of approximately six months or a similar waiting period prior to and during the share offering. Employees are also subject to certain restrictions on the percentage of their monthly compensation that may be used to purchase the ordinary shares. While the shares are not subject to vesting or other restrictions, each participating Group subsidiary may establish a restricted period during which employees may not transfer the shares after purchasing them.

     A total of 361,235 ordinary shares of Allianz AG were issued under such arrangements at a total discount of approximately E27 million in 2001.

     For additional information on our incentive plans and employee stock ownership arrangements, see Note 44 to our consolidated financial statements.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

     The outstanding capital stock of Allianz AG consists of ordinary shares without par value that are issued in registered form. Under the articles of association, each outstanding ordinary share represents one vote. Major shareholders do not have different voting rights. Based on our share register, as of June 7, 2002, we had approximately 443,554 registered shareholders, of which approximately 892 were holders resident in the United States. Based on our share register, approximately 5.67% of our ordinary shares issued were held by such U.S. holders. Although our shareholders are generally required when registering to indicate their respective names, addresses and, in the case of legal entities, whether they hold on behalf of a third party, many of our shares may be held of record by brokers, trustees or other nominal holders who are not required to provide such information with regard to beneficial holders. As a result, the number of holders of record or registered holders in the United States may not be representative of the actual number of beneficial holders in the United States. See also "Directors, Senior Management and Employees -- Share Ownership."

     Under the German Securities Trading Act, holders of voting securities of a listed German company must notify the German Federal Securities Supervisory Authority and the company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of a company's shares. In addition, effective January 1, 2002, the provisions of the German Securities Trading Act were amended to broaden the criteria for attribution of shares.

     The following table sets forth information about beneficial ownership of our ordinary shares as of the indicated date as to each person (or group of affiliated persons) known by us, through documents filed publicly with the SEC, to own beneficially more than 5% of the ordinary shares issued and outstanding, and as adjusted for recent changes in our outstanding shares. In addition, where different, we have indicated the percentage ownership provided by such shareholders in the filings under the new German reporting requirements discussed above.

                                                                                    OWNERSHIP
                                                                     OWNERSHIP     REPORTED IN
                                                       NUMBER OF    REPORTED IN       GERMAN
              NAME OF BENEFICIAL OWNER                   SHARES     SEC FILINGS     FILINGS(4)
              ------------------------                 ----------   -----------   --------------
Munich Re............................................  61,317,400      23.0%(1)       21.2%(5)
HypoVereinsbank......................................  16,629,082       6.8%(2)        6.2%(6)
Deutsche Bank........................................  16,284,683       6.1%(3)        3.7%(7)

---------------

(1) As of December 31, 2001, as reported on March 12, 2002. In its report, Munich Re stated that such percentage was based on a total number of 266,428,000 shares issued by Allianz as of December 31, 2001, but did not include shares of Allianz AG owned by Allianz Group companies. Munich Re reported that such percentage would have been 25.21% if shares of Allianz AG held within the Allianz Group had been treated differently for calculation purposes, and that such percentage would have been 24.76% if a further 1,106,120 shares lent by Munich Re to a third party at such date had been excluded from Munich Re's beneficial ownership.

(2) As of December 31, 2000, as reported on February 15, 2001.

(3) As of December 31, 2001, as reported on February 14, 2002.

(4)Percentages have been rounded to a single decimal place.

(5) As reported under the German Securities Trading Act on April 2, 2002.

(6) As reported under the German Securities Trading Act on April 4, 2002.

(7) As reported under the German Securities Trading Act on April 8, 2002.

     As of June 7, 2002, 266,428,000 ordinary shares were issued but only 242,986,892 were outstanding, as a result of our repurchase of 786,100 ordinary shares in May 2001 and our purchase of 5,500,000 ordinary shares from a subsidiary of Dresdner Bank in February 2002, as well as the holding of 17,155,008 ordinary shares by Dresdner Bank or its subsidiaries.

     The decrease in the share ownership of Deutsche Bank to 6.1% as reported to the SEC on February 14, 2002, the decrease in the share ownership of Munich Re from slightly less than 25% to approximately 21.2% of our outstanding ordinary shares as reported under German law on April 2, 2002 due to sales related to our acquisition of Dresdner Bank, and the percentage changes resulting with respect to our shares from our share purchases in 2001 and 2002 constitute the only significant changes in the percentage ownership held of record by any of our major shareholders in the past three years.

                           RELATED PARTY TRANSACTIONS

     The following describes certain transactions between the Allianz Group and its related parties since January 1, 2001.

                          TRANSACTIONS WITH MUNICH RE

     As of June 7, 2002, we held approximately 24.9% of Munich Re's ordinary shares. As of April 12, 2002, based on its most recent German reporting, Munich Re held approximately 21.2% of our ordinary shares outstanding, which constituted approximately 19.3% of our ordinary shares issued as of such date.

PRINCIPLES OF COOPERATION

     Certain principles of cooperation have historically governed the relationship between Allianz AG and Munich Re. These principles have been adapted to current circumstances in an agreement, dated May 2000 (which we refer to as the "Principles of Cooperation"), which sets forth the principles governing the cross-shareholdings, joint interests in third parties and reinsurance relationships between Allianz AG and Munich Re. The Principles of Cooperation were amended by a supplementary agreement (which we refer to as the "Supplement") in December 2001. The Principles of Cooperation are effective from January 1, 2000 through December 31, 2005, and will automatically be renewed for further periods of ten years upon the expiration of each term unless notice of termination has been given by either party at least three years before such expiration. The Supplement is effective through December 31, 2010.

     Cross Shareholdings. The Principles of Cooperation provide that the reciprocal long term shareholdings between Allianz AG and Munich Re will range from 24.9% to 19.9%. During the term of the Principles of Cooperation, and for a period of two years after their termination, the ownership interest held by one party in the other party may be reduced, in consultation with the other party, to 19.9%.

     Shareholdings in Insurance Subsidiaries. As of June 7, 2002, Munich Re held 49.9% of the ordinary shares of Frankfurter Versicherungs-AG and 45% of the ordinary shares of Bayerische Versicherungsbank AG, each a member of our German Property Casualty Group. We held a 36.1% interest in Karlsruher Lebensversicherungs-AG (or Karlsruher Leben), a German life insurance company that is 54% owned by Munich Re, as of such date.

     Reinsurance Relationships. Munich Re is the primary external reinsurer for the Allianz Group. The Allianz Group ceded approximately E2.4 billion, E2.3 billion and E2.3 billion in reinsurance premiums written to Munich Re in 2001, 2000 and 1999, respectively. Of the Allianz

Group's total third-party reinsurance premiums ceded, approximately 30.6%, 30.2% and 32.7% were ceded to Munich Re in 2001, 2000 and 1999 respectively. These amounts represented approximately 4%, 4% and 4% of the Allianz Group's gross premiums written in 2001, 2000 and 1999, respectively. During 2001, Munich Re, as principal reinsurer of Allianz AG, assumed substantial claims received by companies of the Allianz Group arising from the terrorist attack of September 11, 2001 in accordance with the foregoing contractual agreements. See "Information on the Company and Operating and Financial Review and Prospects -- Discussion of Property-Casualty Operations by Geographic
Region -- Germany -- Allianz AG."

     The Principles of Cooperation provide that Allianz AG will cede to Munich Re a 14% quota-share of the gross self-retention of the insurance business of Allianz Versicherung, Frankfurter Versicherungs-AG, Bayerische Versicherungsbank AG, Allianz Globus MAT, Kraft Versicherungs-AG and Vereinte Spezial Versicherung-AG. In addition, the Principles of Cooperation provide that Munich Re shall, subject to competitive conditions, assume a majority of reinsurance ceded by Allianz AG externally other than pursuant to the quota-share arrangements described above. The Principles of Cooperation further provide that Allianz AG and Munich Re shall share the reinsurance ceded by all other majority jointly held German insurance companies (other than the German Property-Casualty Group companies subject to the quota-share arrangements described above) pro rata based on each party's respective ownership interest in such companies. The Principles of Cooperation also provide that Allianz AG and Munich Re shall equally share, on an arm's-length basis, the reinsurance ceded by Allianz Leben and Karlsruher Leben. Finally, the Principles of Cooperation provide that Allianz AG shall be entitled to assume reinsurance from Munich Re, although the amounts and terms thereof are not specified. During 2001, 2000 and 1999, Munich Re ceded approximately E850 million, E900 million and E800 million, respectively, in reinsurance premiums to the Allianz Group. The Supplement provides that the mutually ceded reinsurance volume between the Allianz Group and Munich Re is to be adjusted on a step-by-step basis by 2005.

     Allianz AG believes that the reinsurance it cedes to Munich Re and the reinsurance it assumes from Munich Re are on terms that are comparable to those that could be obtained from unrelated third parties.

     Termination. Upon termination of the Principles of Cooperation, each of Allianz AG and Munich Re may, after a two-year period from termination, sell the interests it holds in the other party, subject to a right of first offer and a right to designate the buyer on the part of the party whose shares are being sold. In addition, if the party whose shares are being sold exercises its right of first offer, the selling party shall be entitled to request the other party to sell to it or another designated person the shares of the selling party. Reciprocal rights of first refusal also apply to post-termination dispositions of interests in majority jointly held German insurance companies. Upon termination of the Principles of Cooperation, the existing reinsurance arrangements between Allianz AG and Munich Re will remain in force but may be terminated at any time pursuant to the provisions of the relevant reinsurance agreements. The reinsurance arrangements with respect to majority jointly held entities will remain in effect. All disputes arising from the Principles of Cooperation are to be resolved through binding arbitration.

LETTER OF INTENT

     Pursuant to a non-binding Letter of Intent, dated May 4, 2000 (which we refer to as the "Letter of Intent"), Allianz AG and Munich Re have agreed to gradually reduce their shareholdings in each other to a level of approximately 20% of outstanding shares. To the extent possible, this reduction is to be achieved, or initiated, by December 31, 2003, with the relevant shares to be placed principally in the capital markets.

     In addition, the Letter of Intent provides for a restructuring of the shareholdings of Allianz AG and Munich Re in certain jointly owned subsidiaries and affiliates. The Letter of Intent contemplates that Munich Re will transfer its current indirect 45% interest in Bayerische Versicherungsbank AG and its current indirect 49.9% interest in Frankfurter Versicherungs-AG to Allianz AG or an Allianz Group company named by Allianz AG, while Allianz AG will transfer its current indirect 36.1% interest in Karlsruher Leben and its 39% interest in Mercur Assistance AG Holding (or Mercur), a German provider of medical and automobile assistance services, to Munich Re or a Munich Re Group company named by Munich Re. Pursuant to the Letter of Intent, Allianz AG sold its 39% interest in Mercur to Munich Re in 2000. The parties' other interests shall at the latest be transferred by June 30, 2002, or by another date as mutually agreed. We currently anticipate that this transfer will occur on July 1, 2002. If the restructuring takes place as contemplated, Munich Re will hold approximately 90% of Karlsruher Leben, and Allianz AG will hold approximately 90% of Bayerische Versicherungsbank AG and 99.9% of Frankfurter Versicherungs-AG.

AGREEMENT IN PRINCIPLE

     In April 2001, in connection with our acquisition of Dresdner Bank, we entered into an Agreement in Principle with Munich Re (which we refer to as the "Agreement in Principle"), pursuant to which we sold a 16.0% shareholding in HypoVereinsbank to Munich Re for E59.22 per share, or an aggregate price of approximately E4.285 billion, on January 15, 2002, thereby reducing our shareholding in HypoVereinsbank to approximately 0.5%. In addition, we purchased from Munich Re its 40.6% shareholding in Allianz Leben for E607.17 per share, or an aggregate price of E2.587 billion, on January 15, 2002, thereby increasing our shareholding in Allianz Leben to 91.1%. The current reinsurance relationships between Allianz Leben and Munich Re are intended to remain in effect on the basis of existing contracts until 2010.

     We recently confirmed to Munich Re that we would not dilute Munich Re's shareholding in Allianz AG to a level below 20% by means of any change in the number of Allianz AG ordinary shares outstanding undertaken by us in connection with the financing of our acquisition of Dresdner Bank.

EUROPEAN COMMISSION UNDERTAKING

     In connection with the acquisition of Dresdner Bank, Allianz AG pledged to the European Commission to limit its voting rights from ordinary shares of Munich Re to 20.5% of the total ordinary share capital of Munich Re. In addition, Allianz AG agreed to reduce its long-term shareholding in Munich Re to 20.5%. This commitment includes the ordinary shares of Munich Re held by Dresdner Bank. The commitment of Allianz AG to the European Commission does not affect ordinary shares of Munich Re that are acquired and held by the companies of the Allianz Group as part of their trading portfolio in the ordinary course of business and which do not have voting rights. The commitment also does not affect the exercise of voting rights on behalf of clients or voting rights of ordinary shares held in the ordinary course of business for the account of third parties.

OTHER TRANSACTIONS

     In addition to the arrangements described above, the Allianz Group and Munich Re and its subsidiaries enter into various transactions with each other in the ordinary course of business, including the provision of direct insurance by Allianz Group companies to Munich Re and its subsidiaries, and vice versa. Allianz expects these transactions to continue.

                        TRANSACTIONS WITH DRESDNER BANK

     We entered into an agreement with Dresdner Bank in March 2001, pursuant to which we launched a public cash tender offer for the ordinary shares of Dresdner Bank on May 31, 2001. The offer was launched for a price of E53.13 per share, and closed successfully on July 23, 2001, thereby increasing our ownership interest in the ordinary shares of Dresdner Bank from 21.2% at the end of 2000 to 77.5% as of July 23, 2001. We included the assets and liabilities and results of operations of Dresdner Bank in our consolidated financial statements as of July 23, 2001, the date of the acquisition. Pursuant to the conclusion of several forward sale agreements in January 2002 and other purchases, we increased our shareholding in Dresdner Bank to 95.6% as of March 15, 2002. In April 2002, we announced our intention to assume all outstanding ordinary shares of Dresdner Bank from its minority shareholders for a price of E51.50 per share, in accordance with provisions of German law that permit us, as the holder of more than 95% of Dresdner Bank's ordinary shares, to do so without the consent of such minority shareholders. The purchase price was established by Ernst & Young and a court-appointed auditor. The purchase was approved at Dresdner Bank's annual shareholder meeting on May 24, 2002 but will be consummated only after the conclusion in June 2002 of additional forward sale agreements and the entry of the Dresdner Bank shareholders' resolution in the Commercial Register of Dresdner Bank in Frankfurt, which we expect to occur in July 2002. In connection with our acquisition of Dresdner Bank, we also entered into the European Commission undertaking concerning the reduction of our Munich Re shareholding described above.

     As of June 3, 2002, Dresdner Bank held, directly or indirectly, 17,155,008, or approximately 6.4%, of our ordinary shares issued. In accordance with German law, the Allianz AG ordinary shares held by or on behalf of Dresdner Bank and other Allianz Group companies are considered own shares of Allianz AG that do not have dividend or voting rights.

     Historically, the Allianz Group and Dresdner Bank and its subsidiaries have also entered into a wide variety of transactions with each other in the ordinary course of business, including banking, insurance, asset management, broker-dealer, securities lending, joint venture and other transactions.

                       TRANSACTIONS WITH HYPOVEREINSBANK

     Pursuant to the Agreement in Principle, we disposed of the Allianz Group's 16.0% shareholding in HypoVereinsbank to Munich Re in January 2002. See "-- Transactions with Munich Re -- Agreement in Principle." As of June 7, 2002, we held approximately 0.5% of the ordinary shares of HypoVereinsbank. As of December 31, 2000, based on its most recent SEC reporting, HypoVereinsbank held 6.8% of Allianz AG's ordinary shares outstanding. In June and July 2001, HypoVereinsbank informed us that it had a firm intention to reduce its stake in Allianz AG to a maximum of 2.5% of Allianz AG's voting shares, based on the Allianz AG ordinary shares outstanding at such time. HypoVereinsbank stated that such reduction would be consummated by the end of 2002, and would take place, subject to the satisfaction of certain conditions, through the sale of Allianz AG ordinary shares or, in the event that such conditions were not met, the placing of Allianz AG ordinary shares in a voting trust controlled by persons unaffiliated with HypoVereinsbank. HypoVereinsbank also informed us that it had already committed 1.8% of its then-current Allianz AG holdings to a transaction that was expected to close in 2002. On April 4, 2002, HypoVereinsbank reported ownership of 6.2% of Allianz AG's ordinary shares pursuant to the German Securities Trading Act.

     Allianz AG and its subsidiaries terminated the cooperation agreement with HypoVereinsbank concerning the distribution of Allianz Group insurance products in 2001.

     In addition, Allianz Group companies and HypoVereinsbank and its subsidiaries enter into a wide variety of transactions with each other in the ordinary course of business, including banking, insurance, broker-dealer, securities lending, joint venture and other transactions.

                              OTHER RELATIONSHIPS

     Certain persons are members of both the management or supervisory boards of Allianz AG or its subsidiaries and the management or supervisory boards of Munich Re, HypoVereinsbank and Deutsche Bank and their respective subsidiaries. See "Directors, Senior Management and Employees."

     Loans to members of the management board of Allianz AG and liabilities assumed on their behalf totaled approximately E1 million at December 31, 2001. This amount included loans extended to, or liabilities assumed on behalf of, members of the management boards of subsidiaries amounting to approximately E1 million, substantially all of which had been granted or extended prior to fiscal 2001. These transactions were entered into on ordinary commercial terms. There were no loans extended to, or liabilities assumed on behalf of, members of the supervisory board of Allianz AG.

ITEM 8.  FINANCIAL INFORMATION

            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See pages F-1 through F-131 for the consolidated financial statements required by this item.

                               LEGAL PROCEEDINGS

GENERAL

     Allianz Group companies are involved in legal, regulatory and arbitration proceedings in Germany and in a number of foreign jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as insurers, employers, investors and taxpayers. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal, regulatory and arbitration proceedings, management does not believe that the outcome of these proceedings, including the litigation and the Holocaust-related matters discussed below, will have a material adverse effect on the Group's financial position or results of operations.

LITIGATION

     In March 2001, a consolidated amended class action complaint, In re Deutsche Telekom Securities Litigation, was brought against Dresdner Bank and others in the United States District Court for the Southern District of New York by purported purchasers of Deutsche Telekom American Depositary Shares (ADSs) issued pursuant to a registration statement on Form F-3 filed by Deutsche Telekom with the Securities and Exchange Commission on May 22, 2000 and pursuant to a prospectus dated June 17, 2000. Dresdner Bank, which was one of the underwriting syndicate's joint global coordinators, was one of the named defendants. The complaint alleges that the offering prospectus contained material misrepresentations and/or omissions relating to Deutsche Telekom. The management of Dresdner Bank believes the complaint is without merit insofar as it relates to Dresdner Bank and intends to defend itself vigorously in this matter.

     In August 2001, the European Commission initiated antitrust proceedings pursuant to Article 81 of the EU Treaty against various banks, including Dresdner Bank, in connection with alleged agreements to set prices for the exchange of foreign currencies within the EU. In December 2001, pursuant to these proceedings, the European Commission imposed a fine of E28 million on Dresdner Bank. The management of Dresdner Bank believes these proceedings are without merit as they relate to Dresdner Bank. In February 2002, Dresdner Bank initiated proceedings against the European Commission in the Court of First Instance of the European Community.

     On November 5, 2001, a lawsuit, Silverstein v. Swiss Re International Business Insurance Company Ltd., was filed against certain insurers and reinsurers, including Allianz Insurance Co., in the United States District Court for the Southern District of New York seeking a determination that the terrorist attack of September 11, 2001 on the World Trade Center constituted two separate occurrences under the alleged terms of various coverages. Allianz Insurance Co. has also filed suit against Silverstein on January 2, 2002 in connection with the coverage issues arising from the September 11, 2001 attack on the World Trade Center, and these and other related suits have been consolidated for discovery and other purposes. Based on the policy wording at issue, we believe that the basis of Allianz Insurance Co.'s claim is sound, and that the Silverstein claims are without merit insofar as they relate to Allianz Insurance Co.

     A lawsuit filed against Allianz AG in October 2000 seeking a determination with respect to compensation for profit participation certificates based on the market price of Allianz AG ordinary shares was dismissed in a judgment handed down by the Munich district court (Landgericht) on July 5, 2001. For more information concerning the profit participation certificates, see Note 17 to our consolidated financial statements.

HOLOCAUST-RELATED MATTERS

     In July 2000, the governments of Germany and the United States signed an Executive Agreement (or the Executive Agreement) meant to secure a comprehensive and enduring resolution with respect to Holocaust-related claims brought against German companies and their non-German subsidiaries. Pursuant to the Executive Agreement, after being notified that a Holocaust-related claim has been asserted in a U.S. federal or state court against a German company, the U.S. government shall inform the court through a statement of interest that it is in the foreign policy interests of the United States for the Foundation for Remembrance, Responsibility and the Future (or the Foundation) described below to be the exclusive remedy and forum for resolving such claims against German companies and their subsidiaries, and that dismissal of such claims by U.S. federal and state courts is in the foreign policy interest of the United States.

     The U.S. government has consented to use its best efforts to achieve similar objectives with respect to legislation that has been implemented by the states of the United States since 1998, requiring insurance companies to report the status of policies sold in Europe prior to and during World War II. Some of these statutes provide for license suspension in the event of non-compliance. This legislation has been challenged primarily on constitutional grounds in federal courts in Florida and California by individual insurance companies and in addition, in California by the American Insurance Association. On October 2, 2001, the United States Court of Appeals for the Eleventh Circuit struck down the reporting provisions of the Florida statute as unconstitutional. The period for appeal of this decision has expired. In October 2001, the United States District Court for the Eastern District of California struck down the California statute as unconstitutional. An appeal of the Court's decision is currently pending before the United States Court of Appeals for the Ninth Circuit.

     In August 2000, the German government enacted legislation (or the Foundation Law) implementing the Foundation, which was funded with approximately E5.1 billion in equal parts from the German government and German companies. Eligible claims, including costs, are covered under the provisions of the Foundation Law. The Foundation began to distribute funds in mid-2001.

     Based on the Executive Agreement and statements of interest, individual actions and purported class actions previously filed in the United States against Allianz AG and its subsidiaries, including Dresdner Bank, were dismissed in 2000 and early 2001. On February 23, 2001, a new purported class action was filed in the United States District Court for the Central District of California. This action, Anderman v. Federal Republic of Austria, names as defendants, among others, Allianz Leben, Fireman's Fund and RAS. In December 2001, pursuant to a motion to transfer, the action was transferred to the United States District Court for the District of New Jersey for inclusion in the consolidated pretrial proceedings established there. On February 1, 2002, the United States government reaffirmed its statement of interest previously filed with the Court. Upon a motion of the plaintiff, the action was dismissed without prejudice on May 30, 2002. On June 21, 2001, Dresdner Bank was served with process in a Holocaust-related action, Ungaro-Benages v. Dresdner Bank, filed in the United States District Court for the Southern District of Florida. On January 18, 2002, the United States government filed a statement of interest with the Court. On May 31, 2002, Dresdner Bank was served with process in an additional Holocaust-related action, Widerynski v. Dresdner Bank, filed in the Superior Court of California, County of Los Angeles. On June 20, 2002, a new Holocaust-related action, Gross v. German Foundation Industrial Initiative, was filed in the United States District Court for the

District of New Jersey against Allianz AG, Dresdner Bank and other members of the initiative that led to the implementation of the Foundation.

                                DIVIDEND POLICY

     Allianz AG normally declares dividends at the annual general assembly of shareholders and has historically paid these dividends once a year. Under applicable German law, dividends may be declared and paid only from balance sheet profits as shown in the German statutory annual financial statements of Allianz AG. For each fiscal year, the management board approves the annual financial statements and submits them to the supervisory board with its proposal as to the appropriation of the annual profit. This proposal will set forth what amounts of the annual profit should be paid out as dividends, transferred to capital reserves, or carried forward to the next fiscal year. Upon approval by the supervisory board, the management board and the supervisory board submit their combined proposal to the shareholders at the shareholders' assembly. The general assembly of shareholders ultimately determines the appropriation of the annual profits, including the amount of the annual dividends. Shareholders generally participate in distributions of any dividends in proportion to the number of their ordinary shares. Any dividends declared by Allianz AG will be paid in euro.

     For information regarding annual dividends paid from 1997 through 2001, see "Key Information -- Dividends."

                              SIGNIFICANT CHANGES

     For a description of significant developments since the date of the annual financial statements included in this annual report, see Note 44 to the consolidated financial statements.

ITEM 9.  THE OFFER AND LISTING

                                TRADING MARKETS

     The principal trading market for the ordinary shares is the Frankfurt Stock Exchange. The ordinary shares also trade on the other German stock exchanges in Berlin, Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart, as well as the stock exchanges in London, Paris and Zurich. The ADSs of Allianz AG, each representing one-tenth of an ordinary share, trade on the New York Stock Exchange under the symbol "AZ." See also "Major Shareholders and Related Party Transactions -- Major Shareholders."

                            MARKET PRICE INFORMATION

     The table below sets forth, for the periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for the ordinary shares of Allianz AG as reported by Xetra. Since January 4, 1999, the first official trading day of 1999, the prices of shares traded on German stock exchanges, including the ordinary shares of Allianz AG, have been quoted in euros. In order to achieve comparability with the sales prices quoted in Deutsche marks during the relevant periods in 1997 and 1998, the sales prices indicated for those periods have been converted into euros at the official conversion rate of DM1.95583 = E1.00. The table also shows, for the periods indicated, the highs and lows of the DAX. See the discussion under "Exchange Rate Information" for information with respect to rates of exchange between the U.S. dollar and the Deutsche mark (translated into euros at the official conversion rate of DM1.95583 = E1.00) and the U.S. dollar and the euro applicable during the periods set forth below.

                                                              PRICE PER
                                                           ORDINARY SHARE           DAX
                                                           ---------------   -----------------
                                                            HIGH     LOW      HIGH       LOW
                                                           ------   ------   -------   -------
                                                                 (E)
ANNUAL HIGHS AND LOWS
1997.....................................................  245.6    135.4    4,438.9   2,848.8
1998.....................................................  348.2    216.4    6,171.4   3,896.1
1999.....................................................  348.0    237.4    6,958.1   4,678.7
2000.....................................................  440.9    316.3    8,065.0   6,200.7
2001.....................................................  397.0    205.3    6,795.1   3,787.2
2002 (until June 17, 2002)...............................  286.8    205.3    5,462.6   4,303.9

                                                              PRICE PER
                                                           ORDINARY SHARE           DAX
                                                           ---------------   -----------------
                                                            HIGH     LOW      HIGH       LOW
                                                           ------   ------   -------   -------
                                                                 (E)
QUARTERLY HIGHS AND LOWS
1999
First quarter............................................  346.5    267.6    5,443.6   4,678.7
Second quarter...........................................  302.4    248.1    5,468.7   4,914.6
Third quarter............................................  293.9    237.0    5,652.0   4,978.5
Fourth quarter...........................................  342.5    271.0    6,958.1   5,124.6
2000
First quarter............................................  433.5    316.0    8,065.0   6,474.9
Second quarter...........................................  441.2    363.0    7,555.9   6,834.9
Third quarter............................................  415.6    354.5    7,480.1   6,682.9
Fourth quarter...........................................  414.1    362.0    7,136.3   6,200.7
2001
First quarter............................................  397.0    307.3    6,795.1   5,388.0
Second quarter...........................................  353.5    297.9    6,278.9   5,553.5
Third quarter............................................  342.5    205.3    6,109.5   3,787.2
Fourth quarter...........................................  286.0    244.0    5,271.3   4,240.0
2002
First quarter............................................  286.8    234.5    5,462.6   4,745.6
Second quarter (until June 17, 2002).....................  280.8    205.3    5,397.3   4,303.9
MONTHLY HIGHS AND LOWS
2001
December.................................................  275.0    253.0    5,271.3   4,909.4
2002
January..................................................  271.0    253.6    5,318.7   4,984.2
February.................................................  261.0    234.5    5,097.1   4,745.6
March....................................................  286.8    259.1    5,462.6   5,097.4
April....................................................  280.8    261.5    5,397.3   5,000.4
May......................................................  261.5    235.0    5,072.4   4,762.0
June (until June 17, 2002)...............................  235.1    205.3    4,748.0   4,303.9

     On June 17, 2002, the closing sale price per Allianz AG ordinary share on Xetra was E213.9, which was equivalent to $201.9 per ordinary share, translated at the noon buying rate for euros on such date.

     Based on turnover statistics supplied by Bloomberg, the average daily volume of the ordinary shares of Allianz AG traded on the Frankfurt Stock Exchange between January 1 and June 17, 2002 was 920,365.

                     TRADING ON THE NEW YORK STOCK EXCHANGE

     Official trading of Allianz AG ADSs on the New York Stock Exchange commenced on November 3, 2000. Allianz AG ADSs trade under the symbol "AZ."

     The following table sets forth, for the periods indicated, the high and low closing sales prices per Allianz AG ADS as reported on the New York Stock Exchange Composite Tape:

                                                              PRICE PER ADS
                                                              -------------
                                                              HIGH     LOW
                                                              -----   -----
                                                                   ($)
ANNUAL HIGHS AND LOWS
2000 (from November 3, 2000)................................  37.5    33.4
2001........................................................  37.6    18.7
2002 (until June 17, 2002)..................................  25.2    20.7
QUARTERLY HIGHS AND LOWS
2000
Fourth quarter (from November 3, 2000)......................  37.5    33.4
2001
First quarter...............................................  37.6    27.0
Second quarter..............................................  30.2    26.2
Third quarter...............................................  29.9    18.7
Fourth quarter..............................................  25.4    22.2
2002
First quarter...............................................  25.2    20.7
Second quarter (until June 17, 2002)........................  25.1    21.9
MONTHLY HIGHS AND LOWS
2001
December....................................................  24.7    22.2
2002
January.....................................................  24.3    21.9
February....................................................  22.7    20.7
March.......................................................  25.2    22.8
April.......................................................  25.1    23.5
May.........................................................  24.0    22.2
June (until June 17, 2002)..................................  23.5    21.9

     On June 17, 2002, the closing sales price per Allianz AG ADS on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was $22.3.

ITEM 10.  ADDITIONAL INFORMATION

     Information relating to Allianz AG's memorandum and articles of association is incorporated in this annual report by reference to Allianz AG's Registration Statement on Form 20-F (File No. 1-15154) as filed with the SEC on October 31, 2000.

                              OBJECTS AND PURPOSES

     The objects and purposes of Allianz AG as described in article 1, paragraph 2 of our articles of association are to head an insurance group that is active in all classes of private insurance in Germany and abroad, and to hold participations in German and non-German insurance companies, industrial companies, investment companies and other enterprises. Allianz AG is active in the investment sector as well as in the agency and service-provision business. As a reinsurer, Allianz AG primarily assumes insurance business from its Group companies and from other companies in which it holds direct or indirect participations.

     The management board and supervisory board of Allianz AG have proposed that the annual general meeting of shareholders on June 12, 2002 amend article 1, paragraph 2 of Allianz AG's articles of association to provide that the objects and purposes of Allianz AG are to direct an international group of companies that are active in the areas of insurance, banking, asset management and other financial, consulting and similar services, and to hold ownership interests in insurance companies, banks, industrial companies, investment companies and other companies.

                                 SHARE CAPITAL

     The following is a summary of material information concerning the share capital of Allianz AG. This summary is not complete and is qualified by reference to Allianz AG's articles of association and German law as in effect at the date of this annual report. Copies of the articles of association are publicly available from the Commercial Register in Munich or in German- and English-language versions at our headquarters, and an English translation has been filed with the Securities and Exchange Commission in the United States.

                                    GENERAL

     Allianz AG is a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act. It is registered in the Commercial Register in Munich, Germany under the entry number HR B 7158.

     The share capital of Allianz AG consists of ordinary shares without par value. As of June 7, 2002, the issued share capital of Allianz AG was 682,055,680, divided into 266,428,000 registered shares, of which 242,986,892 shares were outstanding. See also "Major Shareholders and Related Party Transactions -- Major Shareholders."

                     SHARE CAPITAL INCREASES AND DECREASES

     Allianz AG has several categories of authorized capital. The shareholders have approved the following authorized capital for issuance by the management board (with the approval of the supervisory board) of new registered shares:

     - Up to E300,000,000 in the aggregate on one or more occasions up to July 10, 2006 by issuing new registered no-par shares against contributions in cash or in kind, of which amount E300,000,000 remain as of June 17, 2002. The management board is authorized, upon the approval of the supervisory board, to exclude shareholders' preemptive rights when shares are issued against contributions in kind. Whenever shares are issued against contributions in cash, the shareholders must be granted preemptive rights, except that the management board may, upon the approval of the supervisory board, exclude shareholders' preemptive rights in the case of a capital increase against contributions in cash when the issue price is not substantially lower than the market price, subject to certain additional limitations in accordance with the German Stock Corporation Act.

     - Up to E8,193,507.84 in the aggregate on one or more occasions up to July 10, 2006 by issuing new registered no-par shares against contributions in cash, of which amount E8,193,507.84 remain as of June 17, 2002. The management board is authorized, upon the approval of the supervisory board, to exclude shareholders' preemptive rights in order to issue shares to the employees of Allianz AG and its Group companies.

     The shareholders have also authorized the management board to increase, up to July 7, 2003, the share capital by an amount not exceeding E2,556,459.41 by issuing registered shares, none of which has been issued as of June 17, 2002. The management board may exclude the shareholder preemptive rights as to these shares in order to grant bearers of conversion privileges or option rights issued by Allianz AG or its group member companies a right to subscribe to that number of new shares in future cash capital increases to which they would be entitled on exercising their option right or conversion privilege.

     The shareholders have conditionally increased the share capital by an aggregate amount of E50,000,000.00. The conditional increase in capital will be carried out only to the extent that bearers of convertible bonds or of warrants from option bonds issued by Allianz AG, or by majority owned direct or indirect group subsidiaries, pursuant to the authorization approved by the annual general meeting of shareholders on July 11, 2001 for the period up to July 10, 2006, exercise their conversion and/or option rights, or to the extent that holders of mandatory convertible bonds fulfill their conversion obligation, and insofar as no treasury shares are delivered to the holders of the bonds.

     With respect to purchases of our own shares, see Note 15 to our consolidated financial statements.

                               MATERIAL CONTRACTS

     For information on material contracts to which Allianz AG or any of its subsidiaries was a party in the preceding two years, see "Major Shareholders and Related Party Transactions -- Related Party Transactions."

                               EXCHANGE CONTROLS

     At present, Germany does not generally restrict the movement of capital, except with respect to certain countries subject to embargoes in accordance with applicable resolutions adopted by the United Nations or the European Union. However, for statistical purposes only, every individual or corporation residing in Germany (a "resident") must report to the German Central Bank (Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside Germany (or a "non-resident") if such payment exceeds the equivalent of E12,500. German corporations are also required to notify the Bundesbank if a non-resident of Germany acquires more than 10% of the corporation's equity. In addition, residents must report any claims against or any liabilities payable to non-residents if such claims or liabilities, in the aggregate, exceed the equivalent of E5 million during any one calendar month. Residents must also report any direct investment outside Germany if the investment exceeds 10% of the foreign corporation's equity.

     Other than as described above, there is no limitation on the right of non-resident or foreign owners to receive dividends or other payments relating to the ordinary shares or the ADSs permitted or granted by German law. Various national, state and other laws relating to the acquisition of "control" of Allianz AG's insurance and banking subsidiaries may impose limitations on the ability to acquire ordinary shares or ADSs beyond specified thresholds. In addition, some national laws may authorize investigation of certain money transfers. See "Information on the Company and Operating and Financial Review and Prospects -- Regulation and Supervision -- Acquisition Control Matters."

                                    TAXATION

                                GERMAN TAXATION

     The following discussion is a summary of the material German tax consequences for beneficial owners of shares or ADSs who are (i) not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany) and (ii) whose shares do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as "Non-German Holders."

     This summary is based on German tax laws and typical tax treaties to which Germany is a party as they are in effect on the date hereof and is subject to changes in German tax laws or such treaties. This summary also reflects changes resulting from the German Tax Reduction Act (which we refer to as the German Tax Reform) approved by the German legislature on July 14, 2000. Most changes out of the German Tax Reform were implemented effective January 1, 2001.

     The following discussion does not purport to be a comprehensive discussion of all German tax consequences which may be relevant for Non-German Holders. You should consult your tax advisor regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of shares or ADSs and the procedures to follow for the refund of German taxes withheld from dividends.

TAXATION OF THE COMPANY IN GERMANY

     As a result of the German Tax Reform, effective January 1, 2001, German corporations with a fiscal year that equals the calendar year, including Allianz AG, are subject to a corporate income tax rate of 25%. The solidarity surcharge of 5.5% on the net assessed corporate income tax has been retained, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to 26.375%.

     In addition, German corporations are subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation's tax base for corporate income tax purposes.

TAXATION OF DIVIDENDS

     One major change resulting from the German Tax Reform is the abolition of the corporate income tax credit system and the introduction of a classic corporate tax system.

     Under the new system, a tax credit is no longer attached to the dividends. To avoid multiple levels of taxation in a corporate chain, the new law provides for an exemption comparable to a full dividend received deduction for inter-corporate dividends at the level of a German corporate shareholder. German resident individuals are required to recognize 50% of the dividends received as taxable income. Dividends received from non-qualifying participations, which are participations of less than 10%, are subject to trade tax on income. Certain transition rules apply in connection with the change from the corporate income tax credit system in effect in 2000 to the new system. Dividend distributions paid in 2001 by Allianz AG for the financial year 2000 or earlier years remain subject to the corporate income tax credit system. The new system applies, however, to dividend distributions paid by Allianz AG for the financial year 2001 and subsequent years.

IMPOSITION OF WITHHOLDING TAX

     Dividend distributions by a German corporation in 2001 were subject to a 25% withholding tax. In addition, a solidarity surcharge at a rate of 5.5% on the withholding tax was levied such that the aggregate withholding from dividends was 26.375% of the declared dividend.

     For dividend distributions made on or after January 1, 2002 by Allianz AG, the withholding tax has been reduced to 20% as a result of the German Tax Reform. The solidarity surcharge of 5.5% on the withholding tax has been retained, resulting in a total withholding from dividends of 21.1%.

     If you are a Non-German Holder, the withholding tax rate may be reduced in accordance with an applicable income tax treaty. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. Given a reduction of dividend withholding tax to 15% under an applicable income tax treaty, a Non-German Holder may apply for a refund of 11.375% of the declared dividend for dividend distributions subject to aggregate withholding of 26.375%. As a result of the German Tax Reform, for dividend distributions paid on or after January 1, 2002 by Allianz AG, a Non-German Holder is able to apply for a refund of 6.1% of the declared dividend subject to aggregate withholding of 21.1%, provided the dividend withholding tax under the applicable treaty is 15%. The application for refund must be filed with the German Federal Tax Office (Bundesamt fur Finanzen, Friedhofstrasse 1, D-53221 Bonn, Germany). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

SPECIAL TAX RULES FOR U.S. SHAREHOLDERS

     Under the U.S-German Income Tax Treaty (or the Treaty), the withholding tax rate is reduced to 15% of the gross amount of the dividends. As long as the corporate income tax credit system was applicable to dividends paid by Allianz AG to individual German shareholders, eligible U.S. holders, as defined below under "United States Taxation," were entitled to an additional reduction in German dividend withholding tax equal to 5% of the declared dividend. As a result of the German Tax Reform, the corporate income tax credit system was available for German shareholders for the last time in 2001 for dividends paid for the financial year 2000 or prior years by German corporations (including Allianz AG) whose fiscal year is the calendar year. Therefore, dividend payments made in 2001 by Allianz AG for the financial year 2000 were subject to the additional 5% withholding tax reduction at the level of an eligible U.S. holder, whereas dividends paid in 2002 and subsequent years will be subject to the general withholding tax rate under the Treaty of 15%.

     For dividend distributions made by Allianz AG in 2001 for the financial year 2000 or prior years, the following procedure was applicable: At the level of the company the dividend was subject to a 25% withholding tax plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate withholding of 26.375% of the declared dividend. The eligible U.S. holders were entitled to claim a refund of a portion of the German withholding tax, and will be treated as receiving additional dividend income from us under the mechanism described below. Under the Treaty, an eligible U.S. holder is entitled to receive a payment from the German tax authorities equal to 16.375% of the declared dividend. The Treaty provides that a portion of this payment (i.e., 11.375% of the declared dividend) is treated for U.S. tax purposes as a reduction in German withholding tax to the generally applicable treaty rate of 15%, and the remainder of the payment (i.e., 5% of the declared dividend) is treated as the net amount of an additional dividend of 5.88% of the declared dividend that has been subject to a 15% German withholding tax. Accordingly, if we declared a dividend of 100, an eligible U.S. holder initially would receive 73.625 (100 minus the 26.375% withholding tax). The eligible U.S. holder then could claim a refund from the German tax authorities of 16.375 and thereby would receive a total cash payment of 90 (i.e., 90% of the declared dividend). Thus, the eligible U.S. holder would be deemed to have received a dividend of 105.88 in total, consisting of the declared dividend of 100 plus the deemed additional dividend of 5.88 that is associated with the Treaty refund, subject to German withholding tax of 15.88.

     For dividend distributions made by Allianz AG on or after January 1, 2002, the following procedure applies: At the level of Allianz AG, the dividend is subject to a 20% withholding tax plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate withholding of 21.1% of the declared dividend. Eligible U.S. holders are entitled to receive a payment from the German tax authorities equal to 6.1% of the declared dividend. Accordingly, if we declared a dividend of 100, an eligible U.S. holder initially would receive
78.9 (100 minus the 21.1% withholding tax). The eligible U.S. holder then could claim a refund from the German tax authorities of 6.1 and thereby receive a total cash payment of 85 (i.e. 85% of the declared dividend). Thus, the eligible U.S. holder would be deemed to have received a dividend of 100, subject to German withholding tax of 15.

REFUND PROCEDURE FOR U.S. SHAREHOLDERS

     For shares and ADSs kept in custody with The Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and the solidarity surcharge thereon on a trial basis. Under this procedure, The Depository Trust Company may submit claims for refunds payable to eligible U.S. holders under the Treaty collectively to the German tax authorities on behalf of these eligible U.S. holders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to The Depository Trust Company, which will redistribute these amounts to the eligible U.S. holders according to the regulations governing the procedure. The German Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to The Depository Trust Company. Details of this collective procedure are available from The Depository Trust Company.

     Individual claims for refunds may be made on a special German form which must be filed with the German Federal Tax Office at the address noted above. Copies of such form may be obtained from the German Federal Tax Office at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received. Holders who are entitled to a refund in excess of E150 for the calendar year generally must file their refund claims on an individual basis. However, the custodian bank may be in a position to make refund claims on behalf of such holders.

     As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the eligible U.S. holder's name, Social Security or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his refund claim.

CAPITAL GAINS

     Under German domestic tax law as in effect in 2001, capital gains derived by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 10% or more of the registered share capital of the company at any time during the five-year period immediately preceding the disposition. This participation threshold has been reduced to 1% pursuant to the German Tax Reform in relation to capital gains derived on or after January 1, 2002. In computing the relevant size of a Non-German Holder's shareholding, shareholdings already existing prior to the effective date of the German Tax Reform are also taken into account. Pursuant to the German Tax Reform, corporate Non-German Holders are fully exempt from German tax on capital gains derived on or after January 1, 2002 from the sale or other disposition of shares or ADSs.

     U.S. holders that qualify for benefits under the Treaty are exempt in Germany under the Treaty on capital gains derived from the sale or disposition of shares or ADSs.

INHERITANCE AND GIFT TAX

     Under German law, German gift or inheritance tax will only be imposed on transfers of shares or ADSs by a Non-German Holder at death or by way of gift, if

     (i) the decedent or donor, or the heir, donee or other transferee has his residence in Germany at the time of the transfer or with respect to German citizens who are not resident in Germany, if the decedent or donor, or the heir, donee or other transferee has not been continuously outside of Germany for a period of more than five years; or

     (ii) the shares or ADSs subject to such transfer form part of a portfolio which represents 10% or more of the registered share capital of the company and has been held, directly or indirectly, by the decedent or donor, respectively, himself or together with related parties.

     The right of the German government to impose inheritance or gift tax on a Non-German Holder may be further limited by an applicable estate tax treaty (such as the U.S.-German Inheritances and Gifts Tax Treaty of December 3, 1980).

OTHER TAXES

     No German transfer, stamp or similar taxes apply to the purchase, sale or other disposition of shares or ADSs by a Non-German Holder. Currently, net worth tax is not levied in Germany.

                             UNITED STATES TAXATION

     This section describes the principal United States federal income tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not address all material tax consequences of owning shares or ADSs. It does not address special classes of holders, some of whom may be subject to other rules, including:

     - financial institutions;

     - tax-exempt entities;

     - certain insurance companies;

     - broker-dealers;

     - traders in securities that elect to mark to market;

     - investors liable for alternative minimum tax;

     - investors that actually or constructively own 10% or more of the voting stock of Allianz AG;

     - investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction; or

     - investors whose functional currency is not the U.S. dollar.

     This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

     You are a "U.S. holder" if you are a beneficial owner of shares or ADSs and you are:

     - a citizen or resident of the United States;

     - a domestic corporation;

     - an estate whose income is subject to United States federal income tax regardless of its source; or

     - a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     You are an "eligible U.S. holder" if you are a U.S. holder that:

     - is a resident of the United States for purposes of the Treaty;

     - does not maintain a permanent establishment or fixed base in Germany to which the shares or ADSs are attributable and through which you carry on or have carried on business (or, in the case of an individual, perform or have performed independent personal services); and

     - is otherwise eligible for benefits under the Treaty with respect to income and gain from the shares or ADSs.

     This discussion addresses only United States federal income taxation. You should consult your own tax advisor regarding the United States federal, state, local, foreign and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances. In particular, you should confirm your status as an eligible U.S. holder with your advisor and should discuss any possible consequences of failing to qualify as an eligible U.S. holder.

     In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

TAXATION OF DIVIDENDS

     Under the United States federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). You must include any German tax withheld from the dividend payment and any additional dividend associated with the Treaty refund in this gross amount even though you do not in fact receive it. See "-- German Taxation -- Special Tax Rules for U.S. Shareholders" for an explanation of how you compute the amount of the dividends received. The dividend is ordinary income that you must include in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the gross dividend amount, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The currency gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

     Subject to certain limitations, the German tax withheld in accordance with German law or the Treaty and paid over to Germany will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See "-- German Taxation -- Refund Procedure for U.S. Shareholders," above, for the procedures for obtaining a tax refund.

     Dividends constitute income from sources outside the United States, but generally will be "passive income" or "financial services income" which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

TAXATION OF CAPITAL GAINS

     If you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is acquired after December 31, 2000 and held for more than five years. Additionally, gain or loss will generally be treated as arising from sources within the United States for foreign tax credit limitation purposes.

                              DOCUMENTS ON DISPLAY

     Allianz AG is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Allianz AG files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Commission's Public Reference Room at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Allianz AG's annual reports and some of the other information submitted by Allianz AG to the Commission may be accessed through this web site. In addition, material filed by Allianz AG can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As providers of financial services, we consider risk management one of our core competencies. As a result, risk management is an integral part of our controlling process, which involves identifying, measuring, aggregating and managing risks, and the risk management process is used to determine how capital is allocated to the Group's divisions for performance and risk measurement purposes.

                          RISK MANAGEMENT ORGANIZATION

RESPONSIBILITIES

     In our business, successful risk management means controlling risks in order to increase the value of the Allianz Group. This is done through risk-based allocation of capital resources and activities required to achieve sustainable growth, and the management board formulates the business objectives of the Allianz Group on the basis of return and risk criteria. Our risk-control strategy involves assignment of responsibility for risk management to local entities, which operate within the legal frameworks applicable in their respective locations.

     This decentralized approach is complemented by centralized responsibility. This is necessary because we need to deal with an accumulation of global risks which can considerably increase potential risk exposure. As a result, central controls are essential. Group Controlling assesses the Allianz Group's risk exposure on the basis of both local and global risks. The results of these analyses are then submitted to senior management. Risk management activities are supervised by both internal auditors and compliance personnel, and by external parties such as auditors and regulators.

RISK CATEGORIES

     We divide our risk exposures into the following individual risk categories, which form the framework for risk controlling across our business segments:

     ACTUARIAL RISKS. These are based on the technical requirements of our insurance business, where we have to guarantee future policy commitments, which must be calculated in advance. Different actuarial risks exist in our different insurance lines. In our property-casualty insurance business, actuarial risks arise in circumstances where the volume of losses exceeds premiums fixed in advance (premium risk), or the payout for claims made is higher than the corresponding provisions (reserve risk). In our life insurance business, actuarial risks arise because we are committed to making guaranteed long-term payments under our policies in return for fixed insurance premiums calculated in advance, even though the biometric data of the insured population may change over time (e.g., longer life expectancy as a result of medical progress), which may result in actual morbidity and mortality trends that differ from those we anticipated at the time a policy was issued.

     Health insurance risks are treated either as property and casualty insurance risks or as life and health insurance risks, depending on the segment to which the health insurance is assigned in the given market.

     CREDIT AND COUNTERPARTY RISKS. These involve potential losses that may result from the default of a business partner. "Default" means the inability or refusal of a counterparty, an issuer or another contracting party to meet contractual obligations. Credit risk also includes the risk of a deterioration of a business partner's creditworthiness. These risks also include counterparty risks from trading activities as well as country risks in connection with cross-border transactions and the local business of foreign units. Counterparty risks from trading activities relate primarily to derivatives, particularly OTC transactions, in our banking business, and, in our insurance business, these risks stem from the possibility that receivables may remain unpaid, in particular those due from reinsurers.

     MARKET RISKS. Market risks result from portfolio valuation fluctuations due to changes in share prices, interest rates or exchange rates. Market risk also reflects changes in the variation behavior (volatility) of prices or rates.

     In the banking area, volatility risk primarily arises in connection with trading activities, which are shown in our banking trading portfolio. The non-trading portfolio, which contains customer business and strategic investments, is exposed to long-term factors, generally interest rate risk resulting from granting long-term fixed-rate loans, which are to some extent funded by shorter-term deposits. In addition, loans and deposits in foreign currencies are exposed to currency risks.

     INVESTMENT RISKS. In our insurance business, investment risks generally include all counterparty and market risks. There is a direct link between investments and obligations to our customers, because premium payments for our insurance contracts are received in advance of any claims under the contracts, and our insurance investments serve to fund the benefits provided in our insurance products over the long term. Certain insurance product lines are exposed to an interest guarantee risk, such as life insurance products which must generate the guaranteed interest payments provided for in the policy terms.

     LIQUIDITY RISKS. These can materialize under various circumstances, including if present or future payment obligations cannot be met in full as of a due date, or if refinancing capital can only be raised at higher rates (refinancing risk) in the case of a liquidity crisis, or if assets can only be liquidated below current market prices (market liquidity risk).

USE OF RISK CAPITAL MEASURES

     We control our activities through our respective local companies. Economic Value Added (EVA) and risk capital are the most important parameters used in the context of our risk-based controlling process.

     Risk capital is required to cover unexpected losses. Our internal model for risk capital calculations follows the approach of the Standard & Poor's rating agency. When measuring and analyzing risks, we distinguish between the various risk-relevant factors in a given situation. This enables us to appraise specific risks at various levels: first, for the Group as a whole, and second, on the level of our operational units and their business activities.

     We back our risk capital calculations with a certain level of statistical confidence to validate their reliability and to permit comparison. We believe the security level of our internal models is sufficiently high to ensure that we meet Standard & Poor's requirements of an AAA rating for the Allianz Group.

     In the insurance area, we calculate risk capital for premium, reserve, investment and credit risks. Within these risk categories, we distinguish between the following types of risks:

     - Actuarial risks, which in the area of property and casualty insurance include the premium and reserve risks for each insurance line. Reinsurance is considered separately. In the case of life insurance, we calculate the insurance provisions required.

     - Investment risks, which include market and counterparty risks. Market risks are subdivided by dividend-bearing instruments, interest-bearing instruments and real estate. Credit and counterparty risks are assessed on the basis of the counterparty's creditworthiness or rating class.

     - Credit and counterparty risks in connection with reinsurance receivables. These risks are primarily evaluated on the basis of the financial strength or rating class of our reinsurance partners.

RISK CONTROLLING IN OUR INSURANCE BUSINESS

     To control risks in our insurance business, we focus on premium risks, reserve risks, credit and counterparty risks, investment risks and liquidity risks.

     PREMIUM RISKS. Premium risks are controlled primarily with the help of actuarial models used to calculate premiums and monitor claim patterns. In addition, we develop guidelines for underwriting and pricing our insurance contracts and insurance risks. In the case of life insurance, we concentrate primarily on biometric risks, e.g., life expectancy, disability, illness and long term care requirements. We also focus on risks relating to policy persistency, e.g., the risk of future policy cancellations or lapses.

     Risk management also includes participation in scientific and technical loss prevention. We regularly carry out technical studies for the manufacturing and automobile industries, for example, which are designed to reduce the probability of claims and keep losses to a minimum.

     Natural disasters such as earthquakes, storms and floods represent a special challenge for risk management. Although they happen considerably less frequently than other incidents, the consequences are far more extensive when, for example, entire regions are devastated. We make use of special modeling techniques to monitor such risks. Such techniques involve the collection of data on earthquakes and weather patterns, which are used to simulate natural disaster scenarios and estimate the potential for damage.

     RESERVE RISKS. We have to establish provisions for insurance claims that have been submitted but not yet settled or incurred but not reported. The amount or reserves we establish is estimated on the basis of past experience as well as through the use of statistical methods. We constantly monitor the development of our insurance reserves and use the information we obtain to make forecasts. In the area of life insurance, reserves are calculated using actuarial methods. In addition to other criteria, these calculations take into account the biometric data of the populations insured by using, for example, national mortality tables. See "Information on the Company and Operating and Financial Review and Prospects -- Property-Casualty Insurance Reserves" for a discussion of certain historical data concerning the development of our property-casualty insurance reserves.

     CREDIT AND COUNTERPARTY RISKS. We use reinsurance to cede part of the insurance risks we assume to the international reinsurance market when necessary. When selecting our reinsurance partners, we consider only companies that offer excellent security. Our Group companies use comprehensive rating information for the active management of the credit and counterparty risks of our reinsurers, based on public data or information gathered through internal investigations.

     INVESTMENT RISKS. Investments are an integral part of our insurance business, as they ensure our ability to meet the payment commitments we make in our insurance contracts. We regularly renew and monitor the relationship between our insurance obligations and investment of the capital related to these obligations, which also enables us to manage the risks arising from interest guarantees provided to our customers.

     We monitor the market risks affecting our insurance investments by means of sensitivity analyses and stress testing. We limit credit risks by setting high requirements on the creditworthiness of our counterparties, by monitoring our exposures to single obligors across different investment categories and use limit lists to monitor other exposures.

     We selectively use derivative financial instruments such as swaps, options and futures to manage the risk profile of equity, currency and interest rate exposure in our insurance portfolios.

Group insurance companies are end-users of derivatives. Our internal investment and monitoring rules are considerably stricter than the regulations imposed by our supervisory authorities. Market and counterparty risks arising from the use of derivative financial instruments are subject to particularly strict control procedures. Asset structuring and diversification are other elements in our management of investment risk.

     LIQUIDITY RISKS. We limit liquidity risks by reconciling our investment portfolio with our insurance commitments, and by monitoring our cash flow from ordinary activities.

     ORGANIZATION. In terms of organization, we limit our investment risks through a clear separation of management and controlling functions. Within the Group, risk management is implemented in cooperation with local business units through the use of a top-down, bottom-up process. The Allianz Finance Committee, which is made up of members of the Allianz management board, delegates far-reaching decision-making authority to regional Finance Committees, which monitor activities in their respective regions or countries. The duties and responsibilities at each decision-making level are defined by guidelines issued at the Group level. These guidelines are then applied by the regional Finance Committees, which formulate specific local investment guidelines. These are adapted according to national legislation and the nature of the local insurance and capital markets. Operational responsibility for investment portfolios lies with the local insurance company operating units.

     RISK CAPITAL. As of December 31, 2001, the risk capital, before minority interests, allocated to our property-casualty insurance operations was E13.3 billion for actuarial risks, E1.0 billion for credit and counterparty risks and E5.3 billion for investment risks. Risk capital allocated to our life insurance operations was E10.3 billion as of December 31, 2001.

RISK CONTROLLING IN OUR BANKING BUSINESS

     In our banking business, we monitor and control a number of risks, including primarily credit and counterparty risks, counterparty risks from trading activities, country risks, market risks and liquidity risks. See "Information on the Company and Operating and Financial Review and Prospects -- Selected Statistical Information Relating to Our Banking Operations" for further information concerning our bank lending, investment and deposit portfolios.

     CREDIT AND COUNTERPARTY RISKS. When granting credits in the banking business, we pay particular attention to the client's creditworthiness, and control credit risk through guidelines and credit risk committees. The ratings of our customers and their credit engagements represent the central element used in the approval, supervisory and control process in the area of credit and derivatives activities. This process involves analyzing and weighing the various creditworthiness characteristics of the customers and presenting the results in the form of rating scales. The forecasting quality, up-to-dateness and portfolio coverage of the rating methods used are controlled by periodic sampling and regular reports.

     The results of these ratings are reflected in rates applied in the case of new business. That ensures, when we formulate the conditions for contracts, the probability of a loss due to default on the part of the counterparty and the interest on the capital we have to set aside for such potential losses can be taken into account.

     COUNTERPARTY RISKS FROM TRADING ACTIVITIES. We limit these risks through conservative selection of our trading partners, and deal only with counterparties with high-quality credit ratings. To further reduce counterparty risks in the derivatives area, Dresdner Bank enters into cross product netting master agreements with its business partners, which, in the case of a defaulting counterparty, make it possible to offset any claims and liabilities not yet due.

     COUNTRY RISKS. We control country risks by using internal country ratings. These ratings are based upon macroeconomic data and key qualitative indicators. The latter take into account the economic, social and political environment and focus on a country's ability to make payments in foreign currencies. At present, Dresdner Bank's country rating system includes eight risk groups.

     VAR: TRADING PORTFOLIO. At the global level, Dresdner Bank AG and its subsidiaries control the risks of their worldwide trading units by using the value-at-risk (VaR) method. Value-at-risk is defined as the potential loss in fair value which may occur during a specific period of time and with a given confidence level. This statistical valuation tool can be applied to a range of different financial instruments such as stocks, foreign exchange instruments or interest rate instruments. This risk quantification model was approved by the German Federal Banking Supervisory Authority (BaKred). One of the important effects of this method was that the bank was able to substantially reduce the amount of capital it must allocate for market risks in accordance with regulatory guidelines. The VaR data presented herein only include Dresdner Bank AG and its subsidiaries (Dresdner Bank) and do not include other banking subsidiaries of Allianz.

     The BaKred requires that Dresdner Bank's value-at-risk take into account potential market movements that occur within a confidence level of 99% and a holding period of ten trading days.

     The following table below shows the VaR for the trading portfolio of Dresdner Bank at and for the periods indicated:

                                    AT               2001 ANNUAL STATISTICS               AT
                               DECEMBER 31,   ------------------------------------   DECEMBER 31,
                                   2001       MEAN VALUE   MAXIMUM(1)   MINIMUM(1)       2000
                               ------------   ----------   ----------   ----------   ------------
                                                        (E IN MILLIONS)
Aggregate risk(2)............      147           154          252          104           114
Interest rate risk(2)........      124           107          179           62            73
Equity risk..................       64            71          173           35            72
Currency/commodity risk......       18            19           67            3            10
Diversification effect.......      (59)          (43)          --           --           (41)

---------------

(1) Since maximum and minimum values were taken at different dates, no diversification effect applies.

(2) At year-end 2001, includes for the first time specific interest rate risk covering potential losses due to a change in the issuer specific credit spreads above the risk-free yield curve.

     The risks from Dresdner Bank's trading activities increased during 2001, and in the second quarter, VaR rose sharply. This was primarily due to increasing market volatility resulting from the interest rate decisions of the U.S. Federal Reserve Bank and the European Central Bank. In addition, VaR continued to increase after the terrorist attack of September 11, 2001, since this event increased volatility even more by destabilizing world financial markets.

     To validate the quality of the value-at-risk model, Dresdner Bank performs regular back-testing. Assuming a constant portfolio, the value-at-risk calculated for the current position of a given portfolio is compared to its actual change in value on the following day. Analyses then show whether the value at risk model used provides an adequate assessment of the risks.

     For purposes of setting internal limits and risk determination, Dresdner Bank calculates value-at-risk with a confidence level of 95 percent and a one-day holding period. This ensures that value-at-risk data more accurately reflect current market developments. Trading is controlled by using market risk limits. Current limit utilization is determined and monitored on a daily basis.

     Limits are periodically revised and adapted to take into account changes in business structures, market situations or risk profiles. To ensure that the data used meet the required quality and consistency criteria, they are subjected to stringent controls.

     VAR: NON-TRADING PORTFOLIO. Interest rate risks, which represent the primary part of the market risk of the Dresdner Bank non-trading portfolio, are controlled by using sensitivity and

VaR indicators (99 percent confidence level, 10-day holding period). As in the case of trading risks, Dresdner Bank contains its exposure by using limits. Taking into account portfolio effects, the interest rate VaR from Dresdner Bank's non-trading portfolio at December 31, 2001 was E95.3 million. Currency risks in the non-trading portfolio are limited by applying a principle that involves refinancing or reinvesting all loans and deposits in foreign currencies in the same currency with matching maturities.

     LIQUIDITY RISKS. Dresdner Bank utilizes group-wide liquidity management guidelines, which establish basic principles as well as emergency procedures. In addition to satisfying legal requirements, it sets even stricter internal standards concerning liquidity risk limits and other control tools.

     ORGANIZATION. At the organizational level, risk management and risk controlling are strictly separated on the basis of the principle of dual control. Dresdner Bank's risk management sets the limits for the company's different activities that are exposed to risks. This is done in accordance with a general framework approved by the management board.

RISK CONTROL IN ASSET MANAGEMENT

     Risk control in the area of asset management is an integral part of the processes of the local units or the investment platform. The Corporate Center ensures that Group-wide standards for asset management are applied at the local level. The individual asset management companies have the possibility of assessing the portfolio risks of the customer assets they manage at all times by using analytical tools specifically adapted to the risk profile of the instruments concerned. At the same time, the performance of the various product lines is periodically monitored and analyzed at the Group level.

                            MARKET RISK MEASUREMENT

SENSITIVITY ANALYSIS

     The Group uses a risk modeling technique known as "sensitivity analysis" to show the implications of changes in market conditions on the financial instruments it holds in its trading and non-trading portfolios. This enables us to make comparisons across the business segments. Sensitivity analysis measures the potential loss due to changes in fair values resulting from hypothetical changes in equity prices, interest rates and foreign currency rates at a certain point in time. The values from sensitivity analysis represent the risk inherent in each position under certain market conditions. Due to the standardization of the sensitivity analysis in this risk assessment, diversification effects are not considered.

ASSUMPTIONS

     For the calculation of equity price sensitivity, a decrease in stock prices of 20% is estimated. Previously, we had assumed a 10% downward movement in stock prices for calculating equity price sensitivity. However, given the market volatility experienced in 2001 and consistent with our risk management approach, we have assumed a 20% decrease in stock prices for 2001 and prior year calculations of equity price sensitivity.

     Interest rate risk sensitivity is estimated under the assumption of a 100 basis point increase in interest rates. If interest rates rise, the fair values of interest-sensitive instruments such as bonds, loans and mortgages may fall, and do so to a different magnitude depending on the respective maturity, coupon or other characteristics of a particular instrument. The table below shows the aggregate effect on the fair value of all of the Group's interest-sensitive investments, assuming a 100 basis point parallel shift that occurs simultaneously and instantaneously across all countries, markets and maturities.

     Calculated similarly to equities, foreign exchange risk is estimated by assuming a 10% decrease in all non-euro currency exchange rates against the euro. Consequently, the aggregate fair value sensitivity shown in the table below illustrates the effect on fair values if, simultaneously and uniformly, all non-euro currencies lose 10% of their value relative to the euro.

     The Group believes that the scenarios chosen make reasonable assumptions based on past observations about market conditions. The Group recognizes that market changes exceeding 20% or 100 basis points, respectively, are possible but considers the resulting estimates it uses to offer a fair view on the risk inherent in its positions. While these assumptions are intentionally simplified (for example, they assume static portfolios and do not take into account that market prices under normal conditions change neither simultaneously nor by the same magnitude), we believe they provide a useful framework for our risk management analysis and support our strategic decisions.

LIMITATIONS

     While the Allianz Group considers sensitivity analysis to provide its managers with a valid estimation of market risk exposures, it recognizes that there are certain limitations in its use.

     Changes of prices in a diversified portfolio have offsetting effects, since different assets revalue in different directions or in different magnitudes to marketplace changes. This is known as the "diversification effect" of holding a portfolio consisting of different assets. Diversification is not taken into account in the Group's risk estimates due to the generalized methodology of a sensitivity analysis. The actual changes in the fair value of the Group's assets may be different than those shown here.

     Additionally, routine daily business activity entails a certain amount of change in the portfolios' composition as bonds mature or as portfolio managers buy or sell investments. As a result, the actual sensitivity of the Allianz Group's portfolio will vary at any particular moment in time, and the risk of loss from equity, interest rate, foreign exchange or other risks cannot be eliminated, but can be quantified and monitored.

     The Allianz Group pursues continuous growth through acquisitions, and complete integration of new entities into the Group-wide risk measurement and reporting structure is a complex process, particularly for larger organizations. Integration is normally achieved in a reasonable amount of time with priority based on the size of a new entity's contribution to risk.

     Finally, the Group's sensitivity analyses are estimates based on a fixed point in the past. Nearly all of the Group's assets and liabilities are subject to market risk from fluctuating equity, interest and foreign exchange market values. These fluctuations cannot be foreseen and can occur very suddenly. The quantitative risk measures provided by the model and given here are a snapshot, describing the potential losses to investments under a particular set of assumptions and parameters, which, though "reasonably possible," may differ considerably from actual losses that may be experienced in the future.

                  ALLIANZ GROUP MARKET RISK EXPOSURE ESTIMATES

TRADING PORTFOLIOS

     The trading portfolios of the Group and resulting market risks relate primarily to our banking segment. In our worldwide trading activities we use financial derivatives as non-standardized financial instruments for the individual management of market risks, and as a component for structured financial transactions. We use derivatives to manage our proprietary trading portfolio. The focus of our activities in derivative trading is in the area of interest bearing financial instruments, predominately interest rate swaps. We also use currency and credit derivatives as well as equity/index derivatives.

     INSURANCE OPERATIONS. In our insurance we generally do not engage in trading activities, but with the adoption of IAS 39, effective January 1, 2001, derivative instruments that do not meet IAS hedge accounting standards are treated as trading derivatives. As a result of this new accounting rule, the trading portfolio tables below show significant impact from trading not only for our banking business but also for our insurance business. Derivatives used in our insurance operations, however, are principally used for portfolio hedging and not for trading purposes.

     BANKING OPERATIONS. Our banking segment is active in trading equities, interest rate instruments and foreign exchange and commodities. Our banking segment uses derivatives in its trading portfolios primarily to meet customer demand as well as to hedge market risk. Furthermore, derivatives are also used to take advantage of market opportunities. In terms of volume, the primary derivative products we use are interest rate swaps, futures and options as well as foreign exchange swaps and equity related derivatives.

     The primary exposures in foreign currencies are United States dollars and pound sterling.

     The following table shows the sensitivity analysis of the market risk in our material trading portfolio of the Allianz Group. Certain financial instruments are included in more than one risk category, e.g., equities, in non-euro currencies are affected by changes in both stock prices and exchange rates. The Group's portfolios were all considered non-trading in the year 2000, prior to the adoption of IAS 39 and our acquisition of Dresdner Bank.

 SENSITIVITY ANALYSIS BY BUSINESS SEGMENT AND RISK CATEGORY: TRADING PORTFOLIOS
                                 (IN E MILLION)

                                                          AT DECEMBER 31, 2001
                                        ---------------------------------------------------------
                                        PROPERTY-
                                        CASUALTY    LIFE/HEALTH                  ASSET
                                        INSURANCE    INSURANCE    BANKING(1)   MANAGEMENT   TOTAL
                                        ---------   -----------   ----------   ----------   -----
Equity price risk(2)..................     300         (200)         (200)                  (100)
Interest rate risk....................                               (400)                  (400)
Foreign exchange risk(3)..............    (100)         100           300                    300

---------------

(1) Includes for the first time the Dresdner Bank Group.

(2) Amounts do not take into account the Allianz Group's unconsolidated subsidiaries, or affiliated enterprises, joint ventures and associated enterprises.

(3) Amounts take into account financial instruments not denominated in euros.

NON-TRADING PORTFOLIOS

     Our remaining portfolios contain all non-trading activities of the banking segment, as well as the financial investments of the insurance segment. The Group holds and uses many different financial instruments in managing its businesses. Grouped according to risk category, the following are the most significant assets according to their fair values:

     - equity price risk: common shares and preferred shares;

     - interest rate risk: bonds, loans and mortgages; and

     - foreign exchange rate risk: non-euro denominated equities and interest rate risk sensitive assets.

     INSURANCE SEGMENT. The insurance segment's non-trading portfolio is exposed to foreign exchange risk because some of its assets are denominated in currencies other than the euro. If non-euro foreign exchange rates decline against the euro, the fair values of the corresponding assets would also decline in value. The insurance segment's primary exposures for foreign exchange risk are for the United States dollar, Swiss franc and pound sterling. Local laws generally require that the insurance policy obligations of our subsidiaries and the investments covering them must be in the same currency. As a result, currency fluctuations in connection with foreign subsidiaries have only a minor impact on the insurance segment's risk management strategies.

     The decline in the equity price risk in 2001 was due to the overall decline in stock prices. Most of our insurance-related equity investments are intended to be held for the long term. The equity holdings are primarily in the EMU equity markets of Germany, France and Italy, with significant additional exposures in the United States, Swiss and United Kingdom markets.

     The insurance segment is exposed to interest rate risk due to its investments in fixed-income instruments, in particular bonds, loans and mortgages. The primary exposures for interest rate sensitivity securities are for bonds, loans and mortgages held by our German, French, United States, Italian and Swiss subsidiaries.

     BANKING SEGMENT. Our banking operations are subject to currency risk on all non-euro loans and deposits. For our non-trading activities it is our policy that all loans and deposits in foreign currencies are funded and reinvested in the same currency and with matching maturities. Any residual risk is concentrated in the foreign exchange trading portfolio and is shown in the foreign exchange risk in the trading portfolio.

     The non-trading portfolio of the banking segment with respect to interest rate risk includes all loans and deposits in commercial banking, the bank's own issued securities, interest rate-related investment securities as well as corresponding hedges. Market risk associated with these positions is primarily interest rate risk resulting from long-term fixed rate loans, which are funded in part by short-term deposits. On the bank's non-trading books, interest rate derivatives are used to hedge risk associated with fixed rate loans. For this purpose, the bank primarily used interest rate swaps. Futures and options are also used for asset and liability management in the non-trading activities, albeit to a significantly smaller degree. We also used swaptions to hedge risk arising from a borrower's prepayment options under some loan agreements. A small volume of equity derivatives is held due to investments in shares from affiliated and non-affiliated companies.

     Most of the equity investments are intended to be held for long term. The equity holdings in the banking segment are primarily in the Germany market.

     The following table shows a sensitivity analysis of the market risk in our material non-trading portfolios. Certain financial instruments are included in more than one risk category, e.g., stock positions in non-euro currencies are affected by changes in both equity prices and exchange rates.

    SENSITIVITY ANALYSIS BY BUSINESS SEGMENT AND RISK CATEGORY: NON-TRADING
                                   PORTFOLIOS

                                                        AT DECEMBER 31, 2001(3)
                                        --------------------------------------------------------
                                        PROPERTY-
                                        CASUALTY    LIFE/HEALTH               ASSET
                                        INSURANCE    INSURANCE    BANKING   MANAGEMENT    TOTAL
                                        ---------   -----------   -------   ----------   -------
                                                            (E IN MILLIONS)
Equity price risk(1)..................   (5,900)      (7,600)     (2,800)      (100)     (16,400)
Interest rate risk....................   (2,400)      (8,500)       (400)      (200)     (11,500)
Foreign exchange risk(2)..............   (2,600)      (2,600)                             (5,200)

                                                          AT DECEMBER 31, 2000
                                        --------------------------------------------------------
                                        PROPERTY-
                                        CASUALTY    LIFE/HEALTH               ASSET
                                        INSURANCE    INSURANCE    BANKING   MANAGEMENT    TOTAL
                                        ---------   -----------   -------   ----------   -------
                                                            (E IN MILLIONS)
Equity price risk(1)..................   (7,700)      (10,400)                           (18,100)
Interest rate risk....................   (2,200)       (7,700)      (100)      (300)     (10,300)
Foreign exchange risk(2)..............   (3,000)       (3,000)                 (100)      (6,100)

---------------

(1) Amounts do not take into account unconsolidated subsidiaries of the Allianz Group, or affiliated enterprises, joint ventures and associated enterprises.

(2) Amounts take into account financial instruments in foreign currency.

(3) Includes for the first time the Dresdner Bank Group.

                             OTHER RISK MANAGEMENT

INSURANCE UNDERWRITING AND PRICING

     The Allianz Group's insurance businesses are subject to underwriting and pricing risks. Insurance underwriting involves a determination of the type and amount of risk which an insurer is willing to accept. Allianz Group insurance underwriters evaluate policy applications on the basis of information provided by the applicant and others. We follow detailed and uniform underwriting practices and procedures designed to properly assess and qualify risks before issuing coverage to qualified applicants. Our insurance underwriting standards attempt to produce results consistent with the assumptions used in product pricing while also allowing competitive risk selection. In addition, the Allianz Group manages its overall exposure to single risks or events through the purchase of reinsurance coverage. See "Information on the Company and Operating and Financial Review and Prospects -- Discussion of Operations by Business Segment -- Insurance Operations -- Property Casualty Insurance Operations -- Germany -- Allianz AG."

     As a general matter, the underwriting of insurance risks occurs at the level of each of our operating insurance subsidiaries. Allianz AG provides overall underwriting guidelines to its subsidiaries, and in addition provides centralized underwriting expertise to its subsidiaries as needed, but generally allows each subsidiary to underwrite risks in its local market. Exceptions to this general policy arise in the case of large industrial risks, where Allianz AG underwriters in Germany are involved in underwriting decisions for exposures beyond certain limits, and in the case of the aggregation of property-casualty exposures in catastrophe-prone areas, where Allianz AG coordinates Group-wide exposure guidelines to limit the risks to the Group from a single catastrophic event.

     The pricing of insurance products involves the risk that, once a determination that coverage should be provided through the underwriting process has been made, the price charged for the coverage may be inadequate. The pricing of the Allianz Group's insurance products takes into consideration the expected frequency and severity of claims; the costs of providing the necessary coverage, including the cost of administering policy benefits, sales and other administrative and overhead costs; and a margin for profit. Additional factors considered in setting premiums and prices for the Allianz Group's life insurance products include assumptions as to future investment returns, expenses, persistency, mortality, morbidity and taxes, where appropriate. The long-term profitability of our products is affected by the degree to which future experience deviates from these assumptions. The Allianz Group endeavors to appropriately price its products according to risk with a margin for profit.

     As in the case of insurance underwriting, our philosophy on pricing is that our local subsidiaries can best analyze and respond to local market conditions, and the pricing function is accordingly decentralized and is the responsibility of each operating subsidiary. Allianz AG in Munich provides support to its subsidiaries and plays a coordinating role in knowledge transfer among Group subsidiaries to ensure that all Group companies have the benefit of the latest actuarial and other data available to the Group.

INSURANCE CLAIMS AND RESERVES

     The Allianz Group is subject to risks associated with claims settlement, including the risk that amounts paid may be in excess of related losses or reserves, fraud and customer service-related issues affected by the promptness of its claims-handling procedures, as well as risks associated with the adequacy of our reserves.

     Claims processing is managed by each Group insurance company on a local basis. The claims process involves professional claims evaluation personnel, with input from legal, accounting, actuarial and other functions as necessary, and is closely coordinated with the reserving process. We believe that we have a reputation as a company that settles claims promptly and fairly, and that this reputation constitutes a competitive advantage. While the claims process is managed at the local level, the Allianz Group coordinates the establishment of claims guidelines, monitors claims development trends and exposures, and provides centralized support to its subsidiary operations in order to ensure that the Group benefits from the "best practices" of its member companies. In addition, for large industrial and commercial risks, claims in excess of certain levels are actively managed by Allianz AG's central claims department. To assess the appropriateness of our insurance reserves, we make use of historic values as well as statistical testing and regularly review the development of our reserves over time relative to our initial assumptions. See "Information on the Company and Operating and Financial Review and Prospects -- Property-Casualty Insurance Reserves."

LEGAL RISK

     The Allianz Group is subject to legal risks arising from the uncertainty in the enforceability, through legal or judicial processes, of the obligations of the Group's policyholders and counterparties, particularly in jurisdictions where applicable laws and regulation may be relatively recent or incomplete. The Group seeks to minimize such uncertainty through consultation with internal and external legal advisors in all countries in which it conducts business.

LIQUIDITY AND CREDIT RISK

     Because of the Allianz Group's policy of matching assets and liabilities, primarily life business, the long-term nature of most of its liabilities and the sizable cash flow from its investment portfolio, the Group believes that its liquidity risk is limited. The Group's policy of having a fixed-income investment portfolio with a high average credit quality means that the credit risk in that portfolio is relatively small. Credit risk also arises in connection with the collectibility of amounts owed by reinsurers. The Group monitors the creditworthiness of its reinsurers on an ongoing basis and seeks to minimize reinsurance recoverability risk by ceding business to reinsurers meeting specified size and rating criteria. See "Information on the Company and Operating and Financial Review and Prospects -- Discussion of Operations by Business Segment -- Insurance Operations -- Property Casualty Insurance Operations -- Germany -- Allianz AG." Credit analyses are also performed with respect to banks with whom the Group maintains deposit relationships and other financial counterparties, including derivatives counterparties, to minimize the Group's exposure.

OPERATIONAL RISK

     The Allianz Group's operations are subject to the potential for loss caused by breakdowns in information, communication, transaction processing, settlement systems and procedures. Operational risks can also include failure to obtain proper internal authorizations or to properly document transactions, equipment failure, inadequate training or errors by employees. The Group seeks to minimize operational risk by maintaining a comprehensive system of internal controls and back-up systems at each operating entity.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See pages F-1 through F-131 for the consolidated financial statements required by this item.

ITEM 19.  EXHIBITS

     The following exhibits are filed as part of this annual report:

EXHIBIT
NUMBER                              DOCUMENT
-------                             --------
  1.1     Articles of Association
  4.1     Principles of Cooperation between Allianz AG and Munich Re, dated May 2000*
  4.2     Letter of Intent between Allianz AG and Munich Re, dated May
          4, 2000**
  4.3     Agreement in Principle between Allianz AG and Munich Re,
          dated April 4, 2001***
  4.4     Basic Agreement between Allianz AG and Dresdner Bank, dated
          March 31, 2001****
  4.5     Supplement to Principles of Cooperation between Allianz AG and Munich Re, dated December 2001
  8.1     List of subsidiaries
 10.1     Consent of KPMG Deutsche Treuhand-Gesellschaft
          Aktiengesellschaft Wirtschaftsprufungsgesellschaft

---------------
    * Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form 20-F (File No. 1-15154).

  ** Incorporated by reference to Exhibit 3.2 to the Registrant's Registration
     Statement on Form 20-F (File No. 1-15154).

 *** Incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000.

**** Incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000.

                                 ALLIANZ GROUP

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

                                                              PAGE
                                                              ----
Independent Auditors' Report................................    F-2
Consolidated Balance Sheets as of December 31, 2001 and
  2000......................................................    F-3
Consolidated Income Statements for each of the years in the
  three-year period ended December 31, 2001.................    F-4
Consolidated Statements of Movements in Shareholders' Equity
  for each of the years in the three-year period ended
  December 31, 2001.........................................    F-5
Consolidated Cash Flow Statements for each of the years in
  the three-year period ended December 31, 2001.............    F-6
Notes to the Consolidated Financial Statements:
  Business Segment Information:
     Consolidated Balance Sheets as of December 31, 2001 and
      2000..................................................    F-8
     Consolidated Income Statements for each of the years in
      the three-year period ended December 31, 2001.........   F-10
     Insurance..............................................   F-12
     Banking................................................   F-14
  Accounting Regulations....................................   F-15
  Changes to the Accounting, Valuation and Reporting
     Policies...............................................   F-15
  Consolidation.............................................   F-16
  Accounting and Valuation Policies.........................   F-25
  Supplementary Information on Group Assets.................   F-37
  Supplementary Information on Group Liabilities and
     Equity.................................................   F-54
  Supplementary Information on the Consolidated Income
     Statement..............................................   F-72
  Other Information.........................................   F-96
  Summary of Significant Differences between the Accounting
     Principles used in the Preparation of the Consolidated
     Financial Statements and Accounting Principles
     Generally Accepted in the United States of America.....  F-112
  Selected subsidiaries and other holdings..................  F-124
Schedules:
  Schedule I Summary of Investments.........................    S-1
  Schedule II Condensed Financial Information of the
     Registrant.............................................    S-2
  Schedule III Supplementary Insurance Information..........    S-5
  Schedule IV Supplementary Reinsurance Information.........    S-7

     Schedule of Valuation and Qualifying Accounts excluded as account balances are not material.

[KPMG Logo]

                          INDEPENDENT AUDITORS' REPORT

To the Management Board and Supervisory Board of Allianz Aktiengesellschaft:

     We have audited the accompanying consolidated balance sheets of Allianz Aktiengesellschaft and its subsidiaries (collectively, "the Allianz Group") as of December 31, 2001 and 2000, and the related consolidated statements of income, movements in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements we have also audited the accompanying financial statement schedules. These consolidated financial statements and financial statement schedules are the responsibility of Allianz Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Allianz Group as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with International Accounting Standards. Also, in our opinion, the related financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2001 and shareholders' equity as of December 31, 2001 and 2000 to the extent summarized in Note 45 to the consolidated financial statements.

     As described in Note 45 to the consolidated financial statements, the Allianz Group has restated its US GAAP reconciliation for the year ended December 31, 2000.

                              /s/ KPMG Deutsche Treuhand-Gesellschaft
                                  Aktiengesellschaft
                                  Wirtschaftsprufungsgesellschaft

                              KPMG Deutsche Treuhand-Gesellschaft
                              Aktiengesellschaft
                              Wirtschaftsprufungsgesellschaft

Munich, Germany
June 25, 2002

                                 ALLIANZ GROUP

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                                                                           2001       2000
                                                                  NOTE     E(MN)      E(MN)
                                                                  ----    -------    -------
ASSETS
A.   Intangible assets........................................      5      16,911     10,394
B.   Investments in affiliated enterprises, joint ventures and
       associated enterprises.................................      6      10,247     11,763
C.   Investments..............................................      7     345,302    280,834
D.   Investments held on account and at risk of life insurance
       policyholders..........................................      8      24,692     22,770
E.   Loans and advances to banks..............................      9      61,274      7,070
F.   Loans and advances to customers..........................     10     239,693     28,086
G.   Trading assets...........................................     11     128,422        372
H.   Cash funds and cash equivalents..........................     12      21,240      4,209
I.   Amounts ceded to reinsurers from insurance reserves......     13      30,999     28,475
J.   Deferred tax assets......................................     39       8,415      6,133
K.   Other assets.............................................     14      55,730     39,889
                                                                          -------    -------
             Total assets.....................................            942,925    439,995
                                                                          =======    =======
EQUITY AND LIABILITIES
A.   Shareholders' equity.....................................     15      31,664     35,603
B.   Minority interests in shareholders' equity...............     16      17,349     16,200
C.   Participating certificates and post-ranking
       liabilities............................................     17      12,207      1,337
D.   Insurance reserves.......................................     18     299,512    284,824
E.   Insurance reserves for life insurance where the
       investment risk is carried by policyholders............      8      24,726     22,841
F.   Liabilities to banks.....................................     19     135,402      5,172
G.   Liabilities to customers.................................     20     177,323      9,684
H.   Certificated liabilities.................................     21     134,670     13,606
I.   Trading liabilities......................................     22      44,538        197
J.   Other accrued liabilities................................     23      14,117      7,143
K.   Other liabilities........................................     24      41,900     28,492
L.   Deferred tax liabilities.................................     39       8,898     14,332
M.   Deferred income..........................................     25         619        564
                                                                          -------    -------
             Total equity and liabilities.....................            942,925    439,995
                                                                          =======    =======

        See accompanying notes to the consolidated financial statements.

                                 ALLIANZ GROUP

                         CONSOLIDATED INCOME STATEMENTS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                    2001      2000      1999
                                                           NOTE    E(MN)     E(MN)     E(MN)
                                                           ----    -----     -----     -----
 1.  Premiums earned (net)...............................   26      52,745    49,907    46,182
 2.  Interest and similar income.........................   27      24,224    16,595    15,943
 3.  Income (net) from investments in affiliated
       enterprises, joint ventures and associated
       enterprises.......................................   28       1,588     1,860     1,480
 4.  Other income from investments.......................   29       8,502    10,945     8,414
 5.  Trading income......................................   30       1,592      (36)        14
 6.  Fee and commission income, and income from service
       activities........................................   31       4,827     2,187     1,028
 7.  Other income........................................   32       2,479     2,331     2,758
                                                                  --------  --------  --------
             Total income (1. to 7.).....................           95,957    83,789    75,819
                                                                  --------  --------  --------
 8.  Insurance benefits (net)............................   33      50,154    51,738    48,331
 9.  Interest and similar expenses.......................   34       7,947     2,399     2,030
10.  Other expenses for investments......................   35       8,923     4,949     2,989
11.  Loan loss provisions................................   36         596        21        29
12.  Acquisition costs and administrative expenses.......   37      19,324    13,679    11,683
13.  Amortization of goodwill............................    5         808       495       485
14.  Other expenses......................................   38       6,378     5,595     5,468
                                                                  --------  --------  --------
             Total expenses (8. to 14.)..................           94,130    78,876    71,015
                                                                  --------  --------  --------
15.  Earnings from ordinary activities before taxes......            1,827     4,913     4,804
16.  Taxes...............................................   39       (840)       176     1,513
17.  Minority interests in earnings......................   16       1,044     1,277       974
                                                                  --------  --------  --------
18.  Net income..........................................            1,623     3,460     2,317
                                                                  ========  ========  ========
                                                                     E         E         E
                                                                  --------  --------  --------
     Basic earnings per share............................   44        6.66     14.10      9.46
                                                                  ========  ========  ========
     Diluted earnings per share..........................   44        6.66     14.10      9.46
                                                                  ========  ========  ========

        See accompanying notes to the consolidated financial statements.

                                 ALLIANZ GROUP

          CONSOLIDATED STATEMENTS OF MOVEMENTS IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                            UNREALIZED
                                                              GAINS       CONSOLIDATED
                                       PAID-IN   REVENUE       AND       UNAPPROPRIATED   SHAREHOLDERS'
                                       CAPITAL   RESERVES     LOSSES         PROFIT          EQUITY
                                        E(MN)     E(MN)       E(MN)          E(MN)            E(MN)
                                       -------   --------   ----------   --------------   -------------
Beginning balance January 1, 1999....    7,721      7,046       9,950           349           25,066
Currency translation adjustments.....       --        641         210            --              851
Changes in the group of consolidated
  companies..........................       --         48          --            --               48
Capital paid in......................       90         --          --            --               90
Unrealized investment gains and
  losses.............................       --         --       1,466            --            1,466
Net income for the year..............       --      2,036          --           281            2,317
Shareholders' dividend...............       --         --          --          (275)            (275)
Miscellaneous........................       --        113          --            --              113
                                       -------   --------    --------        ------         --------
Balance as of December 31, 1999......    7,811      9,884      11,626           355           29,676
                                       -------   --------    --------        ------         --------
Currency translation adjustments.....       --        374          77            --              451
Changes in the group of consolidated
  companies..........................       --        283          --            --              283
Capital paid in......................      183         --          --            --              183
Unrealized investment gains and
  losses.............................       --         --       1,745            --            1,745
Net income for the year..............       --      3,027          --           433            3,460
Shareholders' dividend...............       --         --          --          (306)            (306)
Miscellaneous........................       --        160          --           (49)             111
                                       -------   --------    --------        ------         --------
Balance as of December 31, 2000......    7,994     13,728      13,448           433           35,603
                                       -------   --------    --------        ------         --------
Currency translation adjustments.....       --       (127)         38            --              (89)
Changes in the group of consolidated
  companies..........................       --       (554)         --            --             (554)
Capital paid in......................    6,775         --          --            --            6,775
Treasury stock.......................       --     (5,801)         --            --           (5,801)
Unrealized investment gains and
  losses.............................       --         --      (5,210)           --           (5,210)
Net income for the year..............       --      1,213          --           410            1,623
Shareholders' dividend...............       --         --          --          (367)            (367)
Miscellaneous........................       --       (250)         --           (66)            (316)
                                       -------   --------    --------        ------         --------
Balance as of December 31, 2001......   14,769      8,209       8,276           410           31,664
                                       =======   ========    ========        ======         ========

        See accompanying notes to the consolidated financial statements.

                                 ALLIANZ GROUP

                       CONSOLIDATED CASH FLOW STATEMENTS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                               2001       2000       1999
                                                               E(MN)      E(MN)      E(MN)
                                                              -------    -------    -------
Net income for the year.....................................    1,623      3,460      2,317
Change in unearned premiums.................................      949       (674)       541
Change in aggregate policy reserves (without aggregate
  policy reserves for life insurance products in accordance
  with SFAS 97).............................................    6,859      6,550      6,652
Change in reserve for loss and loss adjustment expenses.....    3,375      2,715      1,450
Change in other insurance reserves (without change in the
  reserve for latent premium refunds from unrealized
  investment gains and losses)..............................   (4,007)     2,227        501
Change in deferred acquisition costs........................     (662)    (1,093)       230
Change in funds held by others under reinsurance business
  assumed...................................................     (171)        66       (151)
Change in funds held under reinsurance business ceded.......     (278)       483        640
Change in accounts receivable/payable on reinsurance
  business..................................................       (4)      (604)       557
Change in trading securities (including trading
  liabilities)..............................................  (12,544)        46         68
Change in loans and advances to banks and customers.........    3,442     (3,694)    (2,527)
Change in liabilities to banks and customers................   (5,456)       836      1,805
Change in certificated liabilities..........................    3,130      2,642      4,092
Change in other receivables and liabilities.................    3,843     (1,408)     1,584
Change in deferred tax assets/liabilities (without change in deferred tax assets/liabilities from unrealized investment
  gains and losses).........................................   (2,181)    (2,226)      (943)
Adjustment for investment income/expenses not involving
  movements of cash.........................................      112     (7,525)    (6,437)
Adjustments to reconcile amortization of goodwill...........      808        495        485
Other.......................................................      387        180        132
                                                              -------    -------    -------
Cash flow (deficit) from operating activities:..............     (775)     2,476     10,996
                                                              -------    -------    -------
Change in securities available for sale.....................   (3,465)    (7,271)   (11,883)
Change in investments held to maturity......................      383        634        616
Change in real estate.......................................      112       (287)    (1,124)
Change in other investments.................................    2,692       (416)    (1,918)
Change in investments held on account and at risk of life
  insurance policyholders...................................   (1,465)    (1,942)    (1,750)
Change in cash and cash equivalents from the acquisition of
  consolidated affiliated companies.........................   12,114     (3,054)      (795)
Change in aggregate policy reserves for life insurance
  products according to SFAS 97.............................    8,089      6,770      5,683
Other.......................................................     (441)    (1,389)     1,443
                                                              -------    -------    -------
Cash flow (deficit) from investing activities:..............   18,019     (6,955)    (9,727)
                                                              -------    -------    -------
Change in participation certificates and post-ranking
  liabilities...............................................     (770)     1,714       (873)
Cash inflow from capital increases..........................      275        184         90
Dividend payouts............................................     (673)      (613)      (586)
Other from shareholders' capital and minority interests
  (without change in revenue from unrealized investment
  gains and losses).........................................      937      3,464      1,654
                                                              -------    -------    -------
Cash flows from financing activities........................     (231)     4,749        286
                                                              -------    -------    -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................       18          9         46
                                                              -------    -------    -------
Change in cash and cash equivalents.........................   17,031        279      1,601
                                                              -------    -------    -------
Cash and cash equivalents at beginning of period............    4,209      3,930      2,329
                                                              -------    -------    -------
Cash and cash equivalents at end of period..................   21,240      4,209      3,930
                                                              =======    =======    =======

        See accompanying notes to the consolidated financial statements.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                 ALLIANZ GROUP

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS:
          BUSINESS SEGMENT INFORMATION -- CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                                                                          PROPERTY-
                                                     LIFE/HEALTH          CASUALTY            BANKING
                                                  -----------------   -----------------   ----------------
                                                   2001      2000      2001      2000      2001      2000
                                                   E(MN)     E(MN)     E(MN)     E(MN)     E(MN)    E(MN)
                                                   -----     -----     -----     -----     -----    -----
ASSETS
A.     Intangible assets........................    4,005     4,232     2,943     2,822     3,183        1
B.     Investments in affiliated enterprises,
         joint ventures and associated
         enterprises............................    6,043     5,615    40,387    22,514     2,079       96
C.     Investments..............................  180,076   186,799    91,712    95,718    85,133    3,070
D.     Investments held on account and at risk
         of life insurance policyholders........   24,692    22,770        --        --        --       --
E.     Loans and advances to banks..............    1,010     3,747     5,079     4,527    54,271    1,142
F.     Loans and advances to customers..........   24,843    14,445     2,837     1,565   222,916   12,555
G.     Trading assets...........................      775       119     1,373        20   125,741       51
H.     Cash funds and cash equivalents..........    2,351     1,978     2,617     2,041    16,244       95
I.     Amounts ceded to reinsurers from
         insurance reserves.....................   17,927    18,073    19,209    15,439        --       --
J.     Deferred tax assets......................    1,911     2,253     5,060     3,631     1,350      208
K.     Other assets.............................   17,634    17,187    22,840    21,717    14,977      783
                                                  -------   -------   -------   -------   -------   ------
             Total segment assets...............  281,267   277,218   194,057   169,994   525,894   18,001
                                                  =======   =======   =======   =======   =======   ======
EQUITY AND LIABILITIES
A.     Participating certificates and
         post-ranking liabilities...............       --        --       573       953    11,757      371
B.     Insurance reserves.......................  215,217   208,829    90,432    81,046        --       --
C.     Insurance reserves for life insurance
         where the investment risk is carried by
         policyholders..........................   24,726    22,841        --        --        --       --
D.     Liabilities to banks.....................    2,143     1,201     6,303     5,942   131,454      781
E.     Liabilities to customers.................       --         3        --         3   175,228    8,630
F.     Certificated liabilities.................      229      (163)   14,727     7,312   122,713    6,310
G.     Trading liabilities......................       50        --       448        --    44,052      197
H.     Other accrued liabilities................      967       961     5,387     5,458     7,130      193
I.     Other liabilities........................   19,963    19,880    21,624    14,620     8,798      511
J.     Deferred tax liabilities.................    1,958     3,906     5,920    10,353       980       53
K.     Deferred income..........................      406       413        84       136       129       11
                                                  -------   -------   -------   -------   -------   ------
             Total segment liabilities..........  265,659   257,871   145,498   125,823   502,241   17,057
                                                  =======   =======   =======   =======   =======   ======
       Shareholders' equity and minority interests........................................................
             Total equity and liabilities.................................................................

       ASSET           CONSOLIDATION
    MANAGEMENT          ADJUSTMENTS              GROUP
  ---------------    ------------------    ------------------
   2001     2000      2001       2000       2001       2000
  E(MN)     E(MN)     E(MN)      E(MN)      E(MN)      E(MN)
  -----     -----     -----      -----      -----      -----
   6,780    3,339         --         --     16,911     10,394
     116       62    (38,378)   (16,524)    10,247     11,763
   1,362      528    (12,981)    (5,281)   345,302    280,834
      --       --         --         --     24,692     22,770
   1,646    1,102       (732)    (3,448)    61,274      7,070
     561      395    (11,464)      (874)   239,693     28,086
     539      182         (6)        --    128,422        372
     550      139       (522)       (44)    21,240      4,209
      --       --     (6,137)    (5,037)    30,999     28,475
      94       30         --         11      8,415      6,133
   2,589    1,538     (2,310)    (1,336)    55,730     39,889
  ------    -----    -------    -------    -------    -------
  14,237    7,315    (72,530)   (32,533)   942,925    439,995
  ======    =====    =======    =======    =======    =======
      22       21       (145)        (8)    12,207      1,337
      --       --     (6,137)    (5,051)   299,512    284,824
      --       --         --         --     24,726     22,841
   1,554      504     (6,052)    (3,256)   135,402      5,172
   2,981    1,312       (886)      (264)   177,323      9,684
     435        5     (3,434)       142    134,670     13,606
       2       --        (14)        --     44,538        197
     633      531         --         --     14,117      7,143
   1,413    1,015     (9,898)    (7,534)    41,900     28,492
      40       20         --         --      8,898     14,332
      --        4         --         --        619        564
  ------    -----    -------    -------    -------    -------
   7,080    3,412    (26,566)   (15,971)   893,912    388,192
  ======    =====    =======    =======    =======    =======
                                            49,013     51,803
                                           =======    =======
                                           942,925    439,995
                                           =======    =======

                                 ALLIANZ GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         BUSINESS SEGMENT INFORMATION -- CONSOLIDATED INCOME STATEMENTS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                       LIFE/HEALTH             PROPERTY-CASUALTY              BANKING
                                 ------------------------   ------------------------   ----------------------
                                  2001     2000     1999     2001     2000     1999     2001    2000    1999
                                 E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)   E(MN)
                                 -----    -----    -----    -----    -----    -----    -----    -----   -----
1.  Premiums earned (net)......  18,317   18,378   16,399   34,428   31,529   29,783       --      --      --
2.  Interest and similar
    income.....................  10,765   10,152    9,889    5,068    5,568    5,169    9,085   1,502   1,503
3.  Income from affiliated
    enterprises, joint ventures
    and associated
    enterprises................     525      693      625      889    1,833    1,113    1,016     122      35
4.  Other income from
    investments................   3,562    6,667    4,702    4,307    4,259    3,733      628      25      24
5.  Trading income.............    (117)     (49)      --    1,451      (10)       2      244       7       6
6.  Fee and commission income,
    and income from service
    activities.................     268      271      159    1,425      940      704    1,474       2       1
7.  Other income...............     866    1,139      949    1,329    1,078    1,575      394      64     226
                                 ------   ------   ------   ------   ------   ------   ------   -----   -----
      Total income
         (1. to 7.)............  34,186   37,251   32,723   48,897   45,197   42,079   12,841   1,722   1,795
                                 ------   ------   ------   ------   ------   ------   ------   -----   -----
8.  Insurance benefits (net)...  21,979   26,354   24,376   28,200   25,413   23,955       --      --      --
9.  Interest and similar
    expenses...................     492      148      119    1,323    1,136      621    6,852   1,257   1,268
10. Other expenses for
    investments................   5,537    3,004    1,876    2,888    1,913    1,153      465      33      29
11. Loan loss provisions.......       4       --       --        4       --       --      588      21      29
12. Acquisition costs and
    administrative expenses....   4,259    3,927    3,119   10,042    9,106    8,414    3,446     170     134
13. Amortization of goodwill...     146      137      104      349      277      388       70      (8)     (7)
14. Other expenses.............   1,357    2,055    1,899    3,682    3,453    3,909    1,193     125     287
                                 ------   ------   ------   ------   ------   ------   ------   -----   -----
      Total expenses
         (8. to 14.)...........  33,774   35,625   31,493   46,488   41,298   38,440   12,614   1,598   1,740
                                 ------   ------   ------   ------   ------   ------   ------   -----   -----
15. Earnings from ordinary
    activities before taxes....     412    1,626    1,230    2,409    3,899    3,639      227     124      55
16. Taxes......................      99      343      347     (701)      (5)   1,149       (6)    (67)     --
17. Minority interests in
    earnings...................      84      658      491      746      642      475      453      90      25
                                 ------   ------   ------   ------   ------   ------   ------   -----   -----
18. Net income.................     229      625      392    2,364    3,262    2,015     (220)    101      30
                                 ======   ======   ======   ======   ======   ======   ======   =====   =====

                        ASSET MANAGEMENT       CONSOLIDATION ADJUSTMENTS             GROUP
                      ---------------------   ---------------------------   ------------------------
                      2001    2000    1999     2001      2000      1999      2001     2000     1999
                      E(MN)   E(MN)   E(MN)    E(MN)     E(MN)     E(MN)    E(MN)    E(MN)    E(MN)
                      -----   -----   -----    -----     -----     -----    -----    -----    -----
                         --      --     --        --        --        --    52,745   49,907   46,182
                        129     204    204      (823)     (831)     (822)   24,224   16,595   15,943
                         (3)      1    (39)     (839)     (789)     (254)    1,588    1,860    1,480
                         44      18      7       (39)      (24)      (52)    8,502   10,945    8,414
                         10      16      6         4        --        --     1,592      (36)      14
                      2,479   1,420    427      (819)     (446)     (263)    4,827    2,187    1,028
                         79      63     88      (189)      (13)      (80)    2,479    2,331    2,758
                      -----   -----    ---    ------    ------    ------    ------   ------   ------
                      2,738   1,722    693    (2,705)   (2,103)   (1,471)   95,957   83,789   75,819
                      -----   -----    ---    ------    ------    ------    ------   ------   ------
                         --      --     --       (25)      (29)       --    50,154   51,738   48,331
                         82      61    114      (802)     (203)      (92)    7,947    2,399    2,030
                         57      --      1       (24)       (1)      (70)    8,923    4,949    2,989
                         --      --     --        --        --        --       596       21       29
                      1,895     484     28      (318)       (8)      (12)   19,324   13,679   11,683
                        243      89     --        --        --        --       808      495      485
                        795   1,043    442      (694)   (1,081)   (1,069)    6,378    5,595    5,468
                      -----   -----    ---    ------    ------    ------    ------   ------   ------
                      3,072   1,677    585    (1,818)   (1,322)   (1,243)   94,130   78,876   71,015
                      -----   -----    ---    ------    ------    ------    ------   ------   ------
                       (334)     45    108      (887)     (781)     (228)    1,827    4,913    4,804
                       (168)     (4)    56       (64)      (91)      (39)     (840)     176    1,513
                        182     136     29      (421)     (249)      (46)    1,044    1,277      974
                      -----   -----    ---    ------    ------    ------    ------   ------   ------
                       (348)    (87)    23      (402)     (441)     (143)    1,623    3,460    2,317
                      =====   =====    ===    ======    ======    ======    ======   ======   ======

                                 ALLIANZ GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   BUSINESS SEGMENT INFORMATION -- INSURANCE
                        DECEMBER 31, 2001, 2000 AND 1999

                                                                                              NET EXPENSE
                                                             PREMIUMS EARNED (NET)              RATIO(1)
                                                         ------------------------------    ------------------
                                                           2001       2000       1999      2001   2000   1999
                                                          E(MN)      E(MN)      E(MN)       %      %      %
                                                          -----      -----      -----      ----   ----   ----
LIFE/HEALTH
1.   Europe
       Germany..........................................  10,545    10,500     10,050      12.7   10.7    9.0
       France...........................................   1,515     2,283      1,508      52.0   27.6   36.0
       Italy............................................   1,247     1,339      1,335      22.5   14.8   16.7
       Switzerland......................................     557       477        581      22.6    9.9   12.0
       Spain............................................     873       525        409       4.2    8.9    9.3
2.   USA................................................   1,068     1,092      1,025      49.2   48.2   40.2
3.   Asia-Pacific.......................................   1,202       937        396      17.6   19.6   28.4


                                                                                             NET EXPENSE
                                                            PREMIUMS EARNED (NET)              RATIO(1)
                                                        ------------------------------    ------------------
                                                          2001       2000       1999      2001   2000   1999
                                                         E(MN)      E(MN)      E(MN)       %      %      %
                                                         -----      -----      -----      ----   ----   ----
PROPERTY-CASUALTY
1.   Europe
       Germany........................................  10,149      9,714      9,419      26.8   24.2   24.4
       France.........................................   4,083      3,803      3,682      29.3   28.3   28.9
       Great Britain..................................   1,765      1,604      1,507      31.0   33.4   32.9
       Italy..........................................   4,181      3,956      3,688      22.5   21.6   22.8
       Switzerland....................................   1,599      1,514      1,437      26.9   30.9   27.9
       Spain..........................................   1,027        915        883      21.2   23.8   25.0
2.   America
       NAFTA Region...................................   5,177      4,173      3,870      29.2   29.6   26.6
       South America..................................     610        653        490      39.7   34.8   32.2
3.   Asia-Pacific
       Region.........................................     768        553        455      27.3   23.0   23.8
       Specialty Lines
       Credit.........................................     901        932        881      44.0   35.9   36.7
       Travel and                                          669        608        541      33.4   36.5   44.2
         Assistance...................................

---------------
(1) The net expense ratio equals net underwriting costs as a percentage of premiums earned.

(2) The net loss ratio equals net loss and loss adjustment expenses as a percentage of net premiums earned.

       NET INCOME (LOSS)        INVESTMENTS
     ---------------------    ----------------
     2001    2000    1999      2001     2000
     E(MN)   E(MN)   E(MN)    E(MN)     E(MN)
     -----   -----   -----    -----     -----
       63     339     132     93,316   104,109
      132     127      42     39,319    39,025
      133     158     166     14,171    14,161
      (20)     14      10      7,042     7,027
       12      38       2      3,176     2,774
      (46)    112      (8)    10,415     7,680
      (32)   (184)     10      3,296     2,680

       NET INCOME (LOSS)        INVESTMENTS      NET LOSS RATIO(2)
     ----------------------    --------------    -----------------
       2001    2000    1999      2001    2000    2001  2000   1999
      E(MN)   E(MN)   E(MN)     E(MN)   E(MN)       %     %      %
      -----   -----   -----     -----   -----    ----  ----   ----

      3,230   3,014   1,709    41,623  44,412    76.2  73.5   72.8
        (94)    180     114     9,237  10,564    83.0  85.8   81.4
         68      21      29     2,865   2,731    73.2  82.7   81.7
        318     144     115     8,417   8,241    76.7  77.8   80.2
         81     121      56     4,098   4,337    79.1  71.3   77.0
         18      38      (8)    1,387   1,332    78.7  81.1   89.7
     (1,064)   (117)    292    12,595  12,899    99.9  87.9   80.5
         12     (24)     11       479     364    63.7  70.9   59.5
        (25)     17    (274)    1,520   1,045    79.9  83.1  107.7
         70     131      89     2,118   2,336    68.0  46.6   51.5
         (8)      6       4       237     276    64.4  63.2   63.1

                                 ALLIANZ GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    BUSINESS SEGMENT INFORMATION -- BANKING
                        DECEMBER 31, 2001, 2000 AND 1999

                                                              LOAN LOSS                          EARNINGS AFTER
                                          NET REVENUE(1)      PROVISIONS      TOTAL EXPENSES        TAXES(2)
                                          --------------    --------------    ---------------    --------------
                                          2001     2000     2001     2000      2001     2000     2001     2000
                                          E(MN)    E(MN)    E(MN)    E(MN)    E(MN)     E(MN)    E(MN)    E(MN)
                                          -----    -----    -----    -----    -----     -----    -----    -----
Private Customers.......................  1,443      165      177        4    (1,400)   (136)    (111)       25
Corporates & Markets....................  1,864       10      417       --    (2,040)     (9)    (619)        1

                                                                 NET REVENUE(1)         EARNINGS AFTER TAXES(2)
                                                            ------------------------    ------------------------
                                                             2001     2000     1999      2001     2000     1999
                                                            E(MN)     E(MN)    E(MN)    E(MN)     E(MN)    E(MN)
                                                            -----     -----    -----    -----     -----    -----
Germany...................................................   6,227       70       78     1,931        2        3
Europe (excluding Germany)................................   1,451      331      413      (434)     166       43
NAFTA.....................................................     572       --       --      (218)      --       --
Rest of world.............................................     245       31        7      (106)      15        2
                                                            ------    -----    -----    ------    -----    -----
Subtotal..................................................   8,495      432      498     1,173      183       48
                                                            ------    -----    -----    ------    -----    -----
Consolidation Adjustments.................................  (3,231)      --       --      (870)      --       --
                                                            ------    -----    -----    ------    -----    -----
        Total.............................................   5,264      432      498       303      183       48
                                                            ======    =====    =====    ======    =====    =====

---------------
(1) Consists of net interest income, net fee and commission income, net trading income, net other investment income and other income.

(2) Earnings after taxes represent income before goodwill amortization and minority interest.

                                 ALLIANZ GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2001, 2000 AND 1999

(1) ACCOUNTING REGULATIONS

     Allianz Aktiengesellschaft (Allianz AG or "the Company") and its subsidiaries (collectively, "the Allianz Group" or "the Group") have global property and casualty insurance, life and health insurance, banking and asset management operations in more than 70 countries, with the largest of their operations in Europe. The Group's headquarters are located in Munich, Germany.

     The consolidated financial statements of the Allianz Group have been prepared in conformity with International Accounting Standards (IAS), in accordance with sec.292a of the German Commercial Code (HGB). All standards currently in force for the years under review have been adopted in the presentation of the consolidated financial statements. IAS does not provide specific guidance concerning the reporting of insurance transactions in annual financial statements. In such cases, as envisioned in the IAS Framework, the provisions embodied under accounting principles generally accepted in the United States of America (US GAAP) have been applied.

     The consolidated financial statements have been translated into English from those published in German and include additional disclosures required by US GAAP and by the United States Securities and Exchange Commission. Significant differences between IAS and US GAAP affecting the Group's consolidated net income and shareholders' equity have been summarized in Note 45. Condensed consolidated balance sheet and income statement information reflecting the impact of differences between IAS and US GAAP are also presented in Note 45.

     The preparation of consolidated financial statements requires the Group to make estimates and assumptions that affect items reported under the headings in the consolidated balance sheet and income statement, and contingent liabilities. The actual values may differ from those reported. The most important of such items are the reserve for loss and loss adjustment expenses, the aggregate policy reserves and the loan loss allowance. In addition, management must make certain estimates and assumptions regarding the fair value of financial assets and liabilities, as well as the impairment of assets when recovery of the carrying amount is deemed unlikely.

     The financial statements are prepared in euros (E).

(2) CHANGES TO THE ACCOUNTING, VALUATION AND REPORTING POLICIES

     The following IAS accounting principles were applied for the first time in fiscal year 2001: IAS 39 -- Financial instruments: recognition and measurement and IAS 40 -- Investment property.

     IAS 39 sets forth requirements for the recognition in financial statements and valuation of financial assets and liabilities of an enterprise, including the reporting of hedging instruments, as well as requirements for additional disclosure. Under this standard all financial assets and liabilities, including all derivatives, are initially recognized on the balance sheet at cost. Subsequent to initial recognition, all financial assets are remeasured to fair value, with the exception of certain assets and liabilities listed in the standard. This standard does not apply to rights and obligations arising under insurance contracts.

     IAS 40 covers investment property independent of the main activity of the enterprise concerned. Investment property is real estate held to earn rentals or for capital appreciation. IAS 40 does not apply to real estate held for use in the production or supply of goods or services or for administrative purposes. The standard allows an enterprise to choose either a fair

                                 ALLIANZ GROUP
value model or a cost model for valuation purposes. The Group has chosen the acquisition cost model which is consistent with its previous accounting policy.

     The effects of the first-time recognition under IAS 39 of the market values of derivatives that have previously not been shown in the balance sheet have been recorded in the beginning balance of shareholders' equity, reducing revenue reserves by E153 million. First-time application of IAS 40 has resulted only in changes in presentation.

     With the first-time consolidation of the Dresdner Bank Group on July 23, 2001, we have changed the structure of the consolidated balance sheet and the consolidated income statement. The purpose of this change is to provide appropriate information for both the insurance and banking activities within the Group. Some headings in the consolidated balance sheet and consolidated income statement have been combined.

     We have also revised our segment reporting to reflect changes to our internal organizational structure and group controlling. Following our acquisition of Dresdner Bank, the segment formerly entitled Financial Services has been replaced by two new segments, Banking and Asset Management. These business segments are reported in addition to the existing segments of Life/Health and Property-Casualty.

     To provide additional clarity, our property-casualty financial information by geographic region has been adjusted to reflect Specialty Lines results separately, where in previous years Specialty Lines results were included in the results of the geographic regions. Intra-segment consolidation adjustments impacted by this change in reporting were also adjusted.

     Amounts in the consolidated financial statements were reported for the first time in E million without a decimal place.

     All figures from fiscal years 2000 and 1999 have been restated to reflect the foregoing changes, in order to permit comparison between years.

(3) CONSOLIDATION

SCOPE OF THE CONSOLIDATION

     In addition to Allianz AG, 163 (2000: 104 and 1999: 100) German and 1,021 (2000: 660 and 1999: 564) foreign enterprises have been consolidated in full. In addition, 73 (2000: 59 and 1999: 49) German and 85 (2000: 79 and 1999: 64)
foreign investment funds were consolidated. Of the entities that have been consolidated in full, 19 (2000: 14 and 1999: 14) subsidiaries have been consolidated where Allianz AG owns less than majority of the voting power of the subsidiary, including Bayerische Versicherungsbank AG (BVB), Frankfurter Versicherungs-AG (FFV), CreditRas Vita S.p.A. (CreditRas), Duerrevita Compagnia di Assicurazione sulla Vita S.p.A. (Duerrevita) and Antoniana Popolare Veneta Vita S.p.A. (Antoniana), in all periods presented. Allianz AG exercises control over these entities by its ability to govern the financial and operating policies of the enterprise through management agreements, as further discussed in Note 44 under "Other information".

     There are 13 (2000: 9 and 1999: 8) joint ventures that have been accounted for at equity; each of these enterprises is managed by Allianz AG together with a company not included in the consolidation.

     There are 146 (2000: 95 and 1999: 80) associated enterprises that have been accounted for by the equity method.

                                 ALLIANZ GROUP

     Certain enterprises have not been included in the consolidation or accounted for at equity, in cases where their value is not material to the presentation of the financial statements as a whole.

     All affiliated companies, joint ventures, and associated companies that are included in or excluded from the consolidated financial statements are individually listed in the disclosure of equity investments filed with the Commercial Register in Munich. All private companies are also listed and identified separately in this disclosure of equity investments, for which the consolidated financial statements and the Group management report have an exempting effect in accordance with the application of sec.264 b of the German Commercial Code (HGB). Selected affiliated and associated enterprises are listed in Note 46.

ACQUISITIONS

     The following are the significant companies consolidated for the first-time for the years ended December 31, 2001, 2000 and 1999:

                                                    EFFECTS ON THE CONSOLIDATED FINANCIAL
                                                     STATEMENTS IN YEAR OF ACQUISITION(1)
                                                ----------------------------------------------
                                 DATE OF         GROSS      NET                   AMORTIZATION
                               FIRST-TIME       PREMIUMS   INCOME   GOODWILL(2)   OF GOODWILL
PRINCIPAL NEW ACQUISITIONS    CONSOLIDATION      E(MN)     E(MN)       E(MN)         E(MN)
--------------------------    -------------     --------   ------   -----------   ------------
2001
Dresdner Bank AG,
  Frankfurt/Main.........     July 23, 2001         --       (300)      3,977          (108)
Nicholas-Applegate, San
  Diego..................   January 31, 2001        --        (29)      1,042           (47)
2000
PIMCO Advisors L.P.,
  Delaware...............      May 5, 2000          --        (37)      2,674           (88)
Allianz-Tiriac Asigurari,
  Bucharest..............    October 1, 2000        18          1          10            --
Arab International
  Insurance Company,
  Cairo..................    January 1, 2000        12         --          --            --
Munchener und Magdeburger
  Hagelverischerung AG,
  Munich.................     July 1, 2000          19         (1)          1            --
Zwolsche Algemeene
  Holding, Nieuwegein....   December 31, 2000       --         --         153            --
1999
Life USA Holding, Inc.,
  Minneapolis............    October 1, 1999        16         --         306            (4)
Allianz First Life
  Insurance Company
  Limited, Seoul.........     July 1, 1999         346         38         720           (18)
Allianz President General
  Insurance, Taipei......     July 1, 1999          26        (11)          7            --
Allianz President Life
  Insurance, Taipei......     July 1, 1999          49         (5)         (4)           --

                                 ALLIANZ GROUP

                                                    EFFECTS ON THE CONSOLIDATED FINANCIAL
                                                     STATEMENTS IN YEAR OF ACQUISITION(1)
                                                ----------------------------------------------
                                 DATE OF         GROSS      NET                   AMORTIZATION
                               FIRST-TIME       PREMIUMS   INCOME   GOODWILL(2)   OF GOODWILL
PRINCIPAL NEW ACQUISITIONS    CONSOLIDATION      E(MN)     E(MN)       E(MN)         E(MN)
--------------------------    -------------     --------   ------   -----------   ------------
Sacnas Holding, Paris....    January 1, 1999       238          7          --            --
Allianz Australia Limited,
  Sydney.................    January 1, 1999       591       (113)        234          (151)
Wm. H McGee & Co. Inc.,
  New York...............    January 1, 1999       212        (12)         73            (7)
Colombiana De Inversion,
  Colombia...............   December 31, 1999       --         --          44            --

     --------------------
     (1) Effects within consolidated business segments.

     (2) On the date of first-time consolidation.

2001 ACQUISITIONS:

     - Dresdner Bank AG, Frankfurt/Main and its subsidiaries: On July 23, 2001, Allianz Group acquired 56.7% of the outstanding shares of common stock of Dresdner Bank AG, and its subsidiaries (Dresdner Bank) for a price of E17,277 million. Between July 23, 2001, and December 31, 2001, Allianz Group purchased an additional 1.0% of the outstanding shares of common stock of Dresdner Bank for E418 million. Prior to the July 23, 2001 acquisition, Allianz Group held an equity interest of 20.8% in Dresdner Bank, and accounted for it under the equity method. Total acquisition costs to obtain the majority holding of 78.5% as of December 31, 2001 amounted to E19,561 million. The transaction included the issuance of 19,972,339 shares of Allianz AG common stock valued at E6,596 million.

     Allianz accounted for its 57.7% fiscal year 2001 acquisitions of Dresdner Bank under the purchase method of accounting. The results of operations of Dresdner Bank are included in the consolidated financial statements of Allianz since July 23, 2001.

     Dresdner Bank is among the leading banks in the European banking market with a wide range of private, commercial and investment banking products and services for corporate, governmental and individual customers. As a result of the acquisition, the Group will seek to generate significant income opportunities and cost synergies over the coming years with regard to integration and associated strategic realignment in the German financial services market.

                                 ALLIANZ GROUP

     The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed:

                                                                  ALLOCATED PURCHASE PRICE FOR 57.7%
                                                                   ACQUISITION BASED ON FAIR VALUES
                                                                   ASSIGNED TO ASSETS ACQUIRED AND
                                                                         LIABILITIES ASSUMED
                                                                                E(MN)
                                                                  ----------------------------------
    Goodwill....................................................                 3,977
    Intangible assets...........................................                   670
    Investments in affiliated enterprises, joint ventures and
      associated enterprises....................................                   901
    Investments.................................................                50,798
    Loans and advances to banks.................................                40,653
    Loans and advances to customers.............................               124,373
    Trading assets..............................................                67,833
    Other assets................................................                13,949
                                                                               -------
      Total assets acquired.....................................               303,154
                                                                               -------
    Liabilities to banks........................................                72,003
    Liabilities to customers....................................               101,508
    Certificated liabilities....................................                67,984
    Trading liabilities.........................................                27,481
    Other accrued liabilities...................................                 4,801
    Other liabilities...........................................                11,682
                                                                               -------
      Total liabilities assumed.................................               285,459
                                                                               -------
      Net assets acquired.......................................                17,695
                                                                               =======

     The intangible assets acquired include the brand names of "Dresdner Bank" of E647 million and "dit" (Deutscher Investment-Trust) of E23 million, and are amortized over 20 years. Amortization of these intangible assets is included in other expenses in the consolidated income statement. The goodwill of E3,977 million was assigned to the Asset Management and Banking segments in the amount of E2,573 million and E1,404 million, respectively. No deductible exists for tax purposes for the recognized goodwill.

                                 ALLIANZ GROUP

     The table below reflects unaudited pro forma combined results of Allianz and Dresdner Bank as if the acquisition had taken place at the beginning of 2001 and 2000, respectively. The pro forma amounts do not reflect any benefits achieved from the acquisition, do not necessarily reflect the actual results that would have occurred, nor are they necessarily indicative of future results of operations.

                                                         YEAR ENDED             YEAR ENDED
                                                     DECEMBER 31, 2001      DECEMBER 31, 2000
                                                    --------------------   --------------------
                                                              PRO FORMA              PRO FORMA
                                                    ACTUAL   (UNAUDITED)   ACTUAL   (UNAUDITED)
                                                    ------   -----------   ------   -----------
                                                    E(MN)       E(MN)      E(MN)       E(MN)
    Total income..................................  95,957     110,692     83,789     108,832
    Net income....................................   1,623       1,965      3,460       4,217
                                                      E          E           E          E
                                                    ------     -------     ------     -------
    Basic earnings per share......................    6.66        8.07      14.10       17.18
    Diluted earnings per share....................    6.66        8.07      14.10       17.18

                                 ALLIANZ GROUP

     The following tables present Allianz's pro-forma balance sheet and consolidated income statement information before and after the consolidation of the Dresdner Bank:

CONSOLIDATED BALANCE SHEETS

                                                      DECEMBER 31, 2001            DECEMBER 31, 2001
                                                 BEFORE CONSOLIDATION OF THE   AFTER CONSOLIDATION OF THE
                                                        DRESDNER BANK                DRESDNER BANK
                                                            E(MN)                        E(MN)
                                                 ---------------------------   --------------------------
ASSETS
A.  Intangible assets..........................             11,137                       16,911
B.  Investments in affiliated enterprises,
    joint ventures and associated
    enterprises................................             12,968                       10,274
C.  Investments................................            270,320                      345,302
D.  Investments held on account and at risk of
    life insurance policyholders...............             24,692                       24,692
E.  Loans and advances to banks................              7,785                       61,274
F.  Loans and advances to customers............             35,011                      239,693
G.  Trading assets.............................              2,399                      128,422
H.  Cash funds and cash equivalents............              5,464                       21,240
I.   Amounts ceded to reinsurers from insurance
     reserves..................................             30,999                       30,999
J.  Deferred tax assets........................              7,273                        8,415
K.  Other assets...............................             41,281                       55,730
                                                           -------                      -------
            Total assets.......................            449,329                      942,925
                                                           =======                      =======
EQUITY AND LIABILITIES
A.  Shareholders' equity.......................             32,146                       31,664
B.  Minority interests in shareholders'
       equity..................................             14,336                       17,349
C.  Participating certificates and post-ranking
    liabilities................................                929                       12,207
D.  Insurance reserves.........................            299,512                      299,512
E.  Insurance reserves for life insurance where
    the investment risk is carried by
    policyholders..............................             24,726                       24,726
F.  Liabilities to banks.......................              1,584                      135,402
G.  Liabilities to customers...................              5,977                      177,323
H.  Certificated liabilities...................             19,803                      134,670
I.   Trading liabilities.......................                507                       44,538
J.  Other accrued liabilities..................               7660                       14,117
K.  Other liabilities..........................             33,631                       41,900
L.  Deferred tax liabilities...................              7,908                        8,898
M.  Deferred income............................                610                          619
                                                           -------                      -------
            Total equity and liabilities.......            449,329                      942,925
                                                           =======                      =======

                                 ALLIANZ GROUP

CONSOLIDATED INCOME STATEMENTS

                                                            2001                          2001
                                                 BEFORE CONSOLIDATION OF THE   AFTER CONSOLIDATION OF THE
                                                        DRESDNER BANK                DRESDNER BANK
                                                            E(MN)                        E(MN)
                                                 ---------------------------   --------------------------
1.  Premiums earned (net)......................            52,745                        52,745
2.  Interest and similar income................            16,895                        24,224
3.  Income (net) from investments in affiliated
    enterprises, joint ventures and associated
    enterprises................................               508                         1,588
4.  Other income from investments..............             7,905                         8,502
5.  Trading income.............................             1,351                         1,592
6.  Fee and commission income, and income from
    service activities.........................             2,998                         4,827
7.  Other income...............................             2,307                         2,479
                                                           ------                        ------
            Total income (1. to 7.)............            84,709                        95,957
                                                           ------                        ------
8.  Insurance benefits (net)...................            50,154                        50,154
9.  Interest and similar expenses..............             2,683                         7,947
10. Other expenses for investments.............             8,234                         8,923
11. Loan loss provisions.......................                26                           596
12. Acquisition costs and administrative
    expenses...................................            15,588                        19,324
13. Amortization of goodwill...................               673                           808
14. Other expenses.............................             5,563                         6,378
                                                           ------                        ------
            Total expenses (8. to 14.).........            82,921                        94,130
                                                           ------                        ------
15. Earnings from ordinary activities before
       taxes...................................             1,788                         1,827
16. Taxes......................................              (739)                         (840)
17. Minority interests in earnings.............               543                         1,044
18. Net income.................................             1,984                         1,623
                                                           ======                        ======

OTHER 2001 ACQUISITIONS

     - Nicholas-Applegate, San Diego: On January 31, 2001, the Allianz Group acquired 100% of this U.S. asset management holding company at a purchase price of E1,111 million. The transaction also included performance-related purchase price payments of up to E1,236 million and incentive and retention schemes amounting to a maximum of E170 million.

2000 ACQUISITIONS:

     - PIMCO Advisors L.P., Delaware: On May 5, 2000, the Allianz Group acquired 69.5% of the ownership interests in PIMCO Advisors L.P., a Delaware limited partnership. The total cost of acquisition was E3,738 million in cash and shares of Allianz AG and obligations for future payments of approximately E200 million. The excess of the purchase price of E3,738 million over the estimated fair value of net assets acquired of E103 million was allocated to covenants not to compete in an amount of E863 million, to be amortized on a

                                 ALLIANZ GROUP
       straight-line basis over 5 years, and goodwill of E2,773 million, to be amortized on a straight-line basis over 20 years. In connection with this acquisition, Allianz AG holds a call option on the remaining 30.5% ownership interest in PIMCO Advisors L.P., which is currently held by a third party. Subject to certain conditions, the call option will allow Allianz AG to purchase the remaining ownership interests on the last business day of any calendar quarter beginning on January 31, 2003. In addition, this third party holds a put option, under which it can require Allianz AG, subject to certain conditions, to purchase its ownership interests in PIMCO Advisors L.P., on the last business day of any calendar quarter.

     - Allianz-Tiriac Asigurari, Bucharest: On August 21, 2000, the Allianz Group acquired 51.0% of Allianz-Tiriac Asigurari for E14 million.

     - Arab International Insurance Company, Cairo: On March 2, 2000, the Allianz Group purchased an additional 40.0% of Arab International Insurance Company. The current purchase increased the Allianz Group interest to 80.0%. The current purchase cost was E10 million, bringing the total purchase cost to E18 million.

     - Munchener und Magdeburger Hagelversicherung, Munich: The additional acquisition on June 26, 2000, of 1.5% of Munchener and Magdeburger Hagelversicherung AG increased the Allianz Group's interest to 50.7%. The cost of additional interest was E0.1 million, bringing the total cost to E2 million.

     - Zwolsche Algemeene Holding, Nieuwegein: On December 20, 2000, AGF Group, Paris purchased 100% of the Zwolsche Algemeene Holding Company and its subsidiaries. The subsidiaries include life and health, property and casualty and asset management companies. The cost of the purchase was E599 million. The operating results of these companies were included in the consolidated financial statements for the first time in fiscal year 2001 with gross premium income of E205 million and net loss for 2001 of E12 million.

     - Assurance Generales de France (AGF), Paris: The Allianz Group purchased an additional 10.9% of AGF for E780 million. The current purchase increased the Allianz Group interest to 65.2% and resulted in additional goodwill of E467 million. The Allianz Group also incurred additional costs in 2000 of E40 million for AGF contingent value rights (CVRs), which resulted in additional goodwill of E40 million.

1999 ACQUISITIONS:

     - Life USA Holding, Inc., Minneapolis: On October 1, 1999, the Allianz Group acquired 75.7% of the shares in the U.S. company Life USA Holding, Inc. and its subsidiaries, which increased the Group's interest to 100%. The total cost of acquisition was E512 million. The subsidiaries of Life USA Holding, Inc. comprise a life insurance company and enterprises in the asset management sector.

     - Allianz First Life Insurance Company Limited, Seoul: On June 12, 1999, the Allianz Group purchased an interest of 71.6% and on August 6, 1999, the remaining 28.4% in the Korean life insurance company Allianz First Life Insurance Company Limited, for a total purchase price of E454 million.

     - Allianz President General Insurance, Taipei, & Allianz President Life Insurance, Taipei: On June 2, 1999, 50% of the shares in Allianz President General Insurance and 50% of the shares in Allianz President Life Insurance, were purchased for a purchase price of

                                 ALLIANZ GROUP

       E31 million and E22 million, respectively. Allianz AG exercises control over the operations of these two companies.

     - Sacnas Holding, Paris: The additional acquisition of 21.3%, on January 1, 1999, of Sacnas Holding, and its subsidiaries increased Allianz Group's interest to 72%. The cost of the acquisition was E39 million. The subsidiaries are property and accident insurance companies. Prior to 1999, Sacnas was managed by AGF and an unrelated insurance company and was accounted for by the equity method of accounting.

     - Allianz Australia Limited, Sydney: This acquisition comprised property and casualty insurance enterprises and enterprises in the financial services sector. The acquisition increased Allianz's interest to 100% on December 17, 1998, at a cost of E220 million.

     - Wm. H. McGee & Co. Inc., New York: Effective January 1, 1999, Allianz purchased 100% of Wm. H. McGee & Co. Inc., a U.S. based property and casualty insurance company. The cost of this acquisition was E60 million.

     - Colombiana De Inversion, Bogota: This acquisition represents 60% of Colombiana De Inversion, a Colombia-based holding company and its subsidiaries which include property, casualty and life insurance companies. The cost of this acquisition was E53 million.

CONSOLIDATION PRINCIPLES

     The consolidated financial statements are based on the annual financial statements of Allianz AG and all principal subsidiaries. All the financial statements included are uniformly prepared in conformity with IAS accounting and valuation standards as of December 31, 2001. The Group has used interim financial statements for those entities whose fiscal year end is other than December 31, 2001.

     Equity consolidation is carried out on the basis of the benchmark method in conformity with IAS 22, Business Combinations. The acquisition costs are offset against the Group's proportion of the shareholders' equity in the subsidiaries at the date of acquisition. Any net assets and liabilities attributable to the Allianz Group are carried at their fair value on the date of acquisition of the subsidiary enterprises; for the proportion attributable to minority interests, the pre-acquisition carrying amounts are used. When foreign subsidiaries are consolidated for the first time, their net assets are translated at the exchange rates in force at the date of their acquisition.

     Positive differences arising on first-time consolidation are capitalized as goodwill and amortized over their estimated useful life. In the case of acquisitions prior to January 1, 1995, such differences have been taken to revenue reserves (within shareholders' equity) in accordance with the transitional provisions in force under IAS 22.

     The earnings generated by subsidiaries after their first-time consolidation or, where appropriate, their acquisition, are allocated to the revenue reserves of the Group, as are the effects of consolidation procedures on earnings and the Group's portion of the unappropriated retained earnings of subsidiaries.

     The proportion of net income or losses attributable to minority interests has been calculated on the basis of the consolidated net income or loss of those enterprises for the year.

     Intra-Group receivables and payables, income and expenses, and intercompany profits have been eliminated.

                                 ALLIANZ GROUP

FOREIGN CURRENCY TRANSLATION

     Allianz AG's reporting currency is the euro (E). Foreign currency is translated in accordance with IAS 21 -- The Effects of Changes in Foreign Exchange Rates, by the method of functional currency. The functional currency for Group companies is always the local currency of the relevant company, e.g., the prevailing currency in the environment where the enterprise carries on its ordinary activities. In accordance with the functional currency method, assets and liabilities are translated at the closing rate on the balance sheet date and expenses and income are translated at the annual average rate in all financial statements of subsidiaries not reporting in euro. Any translation differences, including those arising in the process of equity consolidation, are recorded directly in shareholders' equity without affecting earnings.

     Currency gains/losses arising from foreign currency transactions (transactions in a currency other than the functional currency of the entity) are reported in other income or other expenses.

     Assets and liabilities of the Group which are subject to exchange rate fluctuations are normally safeguarded against such fluctuations by the fact that individual foreign subsidiaries have most of their liabilities in the local currency and principally invest in the same currency in capital markets.

     The principal exchange rates used are summarized in the following table:

                                              E CLOSING RATES      E AVERAGE RATES
                                             -----------------    -----------------
CURRENCY                                      2001      2000       2001       2000
--------                                     -------   -------    -------    ------
Australian Dollar (AUD)....................    1.739     1.675      1.732     1.596
Japanese Yen (JPY).........................  115.330   106.759    108.749    99.736
Pound Sterling (GBP).......................    0.609     0.624      0.622     0.609
Swiss Franc (CHF)..........................    1.483     1.523      1.510     1.561
South Korean Won (KRW) (in thousands)......    1.162     1.173      1.155     1.053
US Dollar (USD)............................    0.885     0.930      0.896     0.926

(4) ACCOUNTING AND VALUATION POLICIES

     For consolidation purposes, the financial statements of Allianz AG and its consolidated German and non-German subsidiaries have been prepared uniformly in conformity with IAS accounting and valuation standards.

EFFECTS OF APPLYING IAS 39

     IAS 39 defines a financial instrument as "any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise".

     The financial assets in their entirety are thus reported under assets on the balance sheet, regardless of whether they are in the form of shares, cash receivables or interest-bearing securities, or investment interests in separate trust assets. All cash liabilities are reported under equities and liabilities, irrespective of whether they are certificated or not certificated. Furthermore, all commitments for delivery or receipt of financial instruments and cash receivables or cash liabilities are classified as financial instruments. IAS 39 also defines derivative financial instruments (derivatives) as financial instruments.

     IAS 39 also includes a new rule for reporting hybrid financial instruments. Hybrid financial instruments are a combination of cash instruments (bearer contracts) and derivative financial

                                 ALLIANZ GROUP
instruments (embedded derivatives). Subject to certain conditions, IAS 39 requires that embedded derivative components be separated out from the bearer contract, and also requires separate reporting and valuation.

     IAS 39 regulates hedge accounting in conjunction with the reporting of derivatives. The commercial hedge provided by derivative financial instruments is recognized in the financial statements by balancing differing principles for recognition and/or measurement for the valuation of hedged items and hedging instruments in case the requirements are met for qualification as fair value hedges, cash flow hedges or hedges of a net investment in a foreign entity. Qualification as hedge accounting is principally based on requirements related to formal documentation of hedging relationship, high effectiveness and reliability of measurement as well as probability in case of forecasted transactions.

     For purposes of initial recognition and derecognition, IAS 39 requires that a financial asset or a financial liability be recorded in the balance sheet from the date at which the company reporting the item in the balance sheet becomes a partner to the contractual provisions of the financial instrument, e.g., when the conclusion of a contract authorizes agreed payments or entails an agreed commitment to considerations. A financial asset is derecognized when the Group company reporting the item loses control (power of disposal) over the contractual rights that comprise the financial asset. Financial liabilities are derecognized when the liability is amortized, settled, expired, cancelled or lapsed.

     Derivative financial instruments are initially measured at cost in the same way as the underlying financial instruments. Subsequent to initial recognition, derivatives are then revalued at fair value.

     Exchange-traded derivative financial instruments are valued using the fair-value method and based on publicly quoted market prices. Valuation models established in financial markets (such as present value models or option pricing models) are used to value OTC-traded derivatives. In addition to interest rate curves and volatilities, these models also take market and counterparty risks into account.

INTANGIBLE ASSETS

     Intangible assets comprise goodwill and other intangible assets.

     Goodwill represents the difference between the purchase price of subsidiaries and associated enterprises and the proportionate share of their net assets, valued at the current value of all assets and liabilities at the time of acquisition. Minority interests are generally valued at amortized historical cost. Goodwill is amortized on a straight-line basis over its estimated useful life, which is normally 20 years in the case of life and health insurance enterprises, 10 years in the case of property and casualty insurance enterprises, 10 years in the case of banks, and 20 years in the case of asset management companies.

     The book values of goodwill are reviewed annually. Special depreciations are made for diminutions in value which are deemed to be other than temporary. Gains or losses realized on the disposal of subsidiaries include any related unamortized goodwill balances.

     Other intangible assets include software purchased from others or developed in-house and real property rights, which are amortized on a straight-line basis over their useful service life or contractual term.

     The present value of future profits (PVFP) represents the capitalized value of life/health insurance portfolios. The capitalized value is the present value of net cash flows anticipated in

                                 ALLIANZ GROUP
the future from insurance policies written at the point in time of first-time consolidation after the insurance portfolio was purchased. Interest accrues on the unamortized PVFP based upon the policy liability rate or contract rate. The capitalized value of life/health insurance policies is amortized over the years that such profits are anticipated to be received in proportion to the estimated gross margins or estimated gross profits for traditional participating products that follow the contribution principle and financial or investment products, respectively, and over the premium paying period in proportion to premiums for other traditional insurance products.

     The methods used by the Group to value insurance products purchased are consistent with the valuation methods used most commonly to value blocks of insurance business. They are also consistent with the basic methodology generally used to value insurance assets. The procedures used by the Group include:

     - Identify the future cash flows from the acquired business.

     - Identify the risks inherent in realizing those cash flows and the rate of return the Group believes it must earn in order to accept the risks inherent in realizing the cash flows.

     - Determine the value of the insurance asset by discounting the expected future cash flows by the discount rate the Group requires.

     Expected future cash flows used in determining the PVFP are based on actuarial determinations of future premium income, mortality, disease and surrender probabilities, in addition to underwriting costs and returns on assets that were invested in order to be able to meet the obligations arising under the insurance contracts.

     The discount rate used to determine the PVFP corresponds to the opportunity costs for the risk capital used. In selecting the rate of return, the Group considered the magnitude of the risks associated with the type of business being acquired, actuarial factors described in the preceding paragraph, cost of capital available to the Group to fund the acquisition and compatibility with other Group activities that may favorably affect future profits.

     Other intangible assets also include capitalized loyalty bonuses for senior management of the PIMCO Group, Delaware that are amortized on a straight-line basis over five years, as well as the value of the brand names of Dresdner Bank that are amortized on a straight-line basis over 20 years. The fair value for the names "Dresdner Bank" and "dit" (Deutscher Investment-Trust), registered as trade names, was determined using a royalty savings approach.

INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES AND ASSOCIATED ENTERPRISES

     Investments in unconsolidated affiliated enterprises, joint ventures and associated enterprises are generally valued by the equity method, in accordance with the Group's valuation principles, at the Group's proportionate share of their net assets using a date as close as possible to the Group's year end, but no more than six months prior to the Group's year-end. In the case of investments in enterprises that prepare their own consolidated financial statements, the valuation is based on the sub-group's consolidated net assets. Accordingly, the company's share of net income or loss of such investments is included in consolidated net income. The effect of profits and losses from intercompany transactions has been eliminated.

     Investments in unconsolidated affiliated enterprises, joint ventures, and associated enterprises, that are not valued by the equity method because they are not material, are accounted for at cost. Associated enterprises are all those enterprises in which the Group has an interest of between 20 percent and 50 percent, for all of which a significant influence is presumed.

                                 ALLIANZ GROUP

INVESTMENTS

     Investments include securities held to maturity, securities available for sale, real estate used by third parties and funds held by others under reinsurance contracts assumed. Derivatives used for hedge transactions are included with the classification of the item hedged.

     Securities held to maturity are comprised of fixed income securities which the Group has the intent and ability to hold to maturity. They are accounted for at amortized cost and the related premium or discount is amortized using the interest method over the life of the security. Amortization is recognized in interest income.

     Securities available for sale are securities that are not classified as held to maturity or trading assets. Available for sale securities are accounted for at fair value at the balance sheet date. Unrealized gains and losses which are the difference between fair value and cost (amortized cost in the case of fixed income securities) are included as a separate component of shareholders' equity, net of deferred taxes, or, for amounts that would be due to participating policyholders if realized, taken to the latent reserve for premium refunds within other insurance reserves. Realized gains and losses on securities are principally determined by applying the average cost method.

     Real estate used by third parties (e.g., real property and buildings, including buildings on leased land) is carried at cost less accumulated, scheduled and unscheduled depreciation. Investment property is depreciated on a straight-line basis over its estimated life. The fair value of real estate used by third parties is determined by the discounted cash flow method.

     Funds held by others under reinsurance contracts assumed are accounted for at face value.

INVESTMENTS HELD ON ACCOUNT AND AT RISK OF LIFE INSURANCE POLICYHOLDERS

     These relate mainly to investments funding unit-linked life insurance policies and variable annuities. They are valued at market value on the balance sheet date. Unrealized gains and losses arising from market valuations lead to a corresponding increase or decrease in the related insurance reserves.

LOANS AND ADVANCES TO BANKS AND CUSTOMERS

     Loans and advances to banks and customers originated by the enterprise that are intended to be held to maturity are carried at their outstanding unpaid principal balances net of charge-offs, deferred fees and costs, and unamortized premiums or discounts. Any difference between the loan proceeds issued and the nominal amount of the loan that represents interest is deferred and recognised as interest income using the effective interest method. Loan administration fees are also deferred and recognised in income using the effective interest method.

     Loans and advances to banks and customers also include outstanding reverse repurchase (reverse repo) transactions. A reverse repo transaction involves the purchase of securities with the simultaneous obligation to sell these securities at a future date. If control over the securities remains with the pledgor, these transactions are reported in "Loans and Advances to Banks", or "Loans and Advances to Customers". Interest income from reverse repos is accrued evenly over the duration of the transaction.

                                 ALLIANZ GROUP

Non-accrual loans

     Non-accrual loans are loans on which interest income is no longer recognised on an accrual basis and loans for which a specific provision is recorded for the full amount of accrued interest receivable. Loans are placed on nonaccrual status when management determines, based on its judgement, that the payment of interest or principal is doubtful.

     When a loan is placed on nonaccrual status, any accrued and unpaid interest receivable is reversed and charged against interest income. Loans are restored to accrual status only when interest and principal are made current in accordance with the contractual terms and, in management's judgement, future payments are reasonable assured. When there is doubt regarding the ultimate collectibility of the principal of a loan placed on non-accrual status, all cash receipts are applied as reductions in principal. Once the recorded principal amount of the loan is reduced to zero, future cash receipts are recognized as interest income.

Loan impairments and provisions

     The Group believes that specific and general allowances as well as country risk provisions take adequate account of the credit risks identifiable at the balance sheet date. The total amount of loan loss provisions consists of the loan loss allowance deducted from assets and the provisions for contingent liabilities, such as guarantees, loan commitments and other obligations, carried as liabilities.

     A specific loss allowance is established to provide for specifically identified counter-party risks. Loans are identified as impaired if it is probable that borrowers are no longer able to make their contractually agreed-upon interest and principal payments. Specific allowances are established for impaired loans. The amount of the impairment is measured based on the present value of expected future cash flows or based on the fair value of the collateral if the loan is collateralized and foreclosure is probable. If the amount of the impairment subsequently increases or decreases due to an event occurring after the initial measurement of impairment, a change in the allowance is recognized in earnings by a charge or a credit to net loan loss provisions.

     General loss allowances are established to provide for incurred but unidentified losses that are inherent in the loan portfolio as of the relevant balance sheet date. General allowances for loan losses are established for loans not specifically identified as impaired. The amount of the allowance is based on historical loss experience and management's evaluation of the loan portfolio under current events and economic conditions.

     Country risk allowances are established for transfer risk. Transfer risk is a measure of the likely ability of a borrower in a certain country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in that country. Country risk allowances are based on our country rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile.

     When management determines that a loan is uncollectible, the loan is charged off against any existing specific loss allowance or directly recognized as expense in the income statement. Subsequent recoveries, if any, are recognized in the income statement as a credit to the net loan loss provisions. Since 2000, the Group has charged off loans when, based on management's judgement, all economically sensible means of recovery have been exhausted. This determination considers information such as the age of specific loss allowances and expected proceeds from liquidation of collateral and other repayment sources.

                                 ALLIANZ GROUP

TRADING ASSETS

     These consist of debt and equity securities, derivatives with positive market values, promissory notes and precious metal holdings, that have been acquired solely for sale in the near term. They are classified as "Held for trading" on account of their purpose and are reported at fair value at the balance sheet date. Changes in fair value are recognized directly in the income statement. Exchange-traded financial instruments are valued at the exchange prices prevailing on the last exchange trading day of the year. To determine the market values of unlisted financial instruments, quotations of similar instruments or other valuation models (in particular present value models or option pricing models) are used. Creditworthiness, settlement costs and market liquidity are also taken into account as integral components of the valuation process.

     Realized gains and losses on securities are primarily calculated based on the average cost method.

CASH FUNDS AND CASH EQUIVALENTS

     These items include balances with banks payable on demand, balances with central banks, checks and cash on hand, treasury bills (to the extent that they are not included in trading assets), and bills of exchange which are eligible for refinancing at central banks, subject to a maximum term of six months from the date of acquisition. Cash funds are stated at their face value, with holdings of foreign notes and coins valued at year-end closing prices.

OTHER ASSETS

     Other assets consist of real estate owned by the Allianz Group and used for its own activities, property, plant and equipment, accounts receivable, deferred acquisition costs, prepaid expenses and miscellaneous assets.

     Real estate owned by Allianz Group used for its own activities (e.g., real property, and buildings, including buildings on leased land) is carried at cost less accumulated, scheduled and unscheduled depreciation. Land and buildings owned by the Allianz Group for its own use are depreciated on a straight-line basis over their estimated life.

     Property, plant and equipment are carried in other assets and are stated at cost less accumulated depreciation. Property, plant and equipment, and inventories are depreciated on a straight-line basis over its estimated useful life. Repairs and maintenance costs are capitalized if they extend the useful life of the asset; otherwise they are expensed as incurred. Reversal of impairment is credited to other income.

     Receivables are recorded at face value less any payments received or appropriate valuation allowances.

     Deferred acquisition costs include commissions paid and other costs which vary with and are incurred in connection with the acquisition or renewal of insurance policies. Deferred acquisition costs are capitalized and amortized against income over the term of the policies to which they relate.

     All deferred policy acquisition costs are reviewed regularly to determine if they are recoverable from future operations, including anticipated investment income. Deferred acquisition costs which are not deemed to be recoverable, are charged to income.

                                 ALLIANZ GROUP

IMPAIRMENT OF ASSETS OTHER THAN LOANS

     All assets are reviewed regularly for impairment. Valuation write-downs to fair value are charged to the income statement if any permanent diminution in value occurs.

     The methods and assumptions used by the Group to determine fair values are disclosed in Note 43.

SECURITIES BORROWING AND LENDING

     The Group enters into securities borrowing and lending transactions on behalf of its customers and to fulfill its own obligations to deliver or take delivery of securities and to maximize returns on the investment-portfolios of the insurance companies. Such transactions involve the transfer of securities from one market participant (lender) to a counterparty (borrower), for a certain period of time. If the lender retains control, the lender continues to report the securities involved on its balance sheet, whereas borrowed securities are not reported. Income and expenses from securities borrowing and lending transactions are recognized on an accrual basis and reported under "Interest and similar income" or "Interest and similar expenses".

ASSET SECURITIZATIONS

     The Group transfers financial assets to certain special purpose entities in revolving securitizations of commercial mortgage or other loan portfolios. The Group consolidates these special purpose entities as the Group continues to control the financial assets transferred and retains the servicing of such loans.

ACCOUNTING FOR LEASES

     Property and equipment holdings are used by the Group under operating leases, whereby the risks and benefits relating to ownership of the assets remain with the lessor, and are not recorded on our balance sheet. Payments made under operating leases to the lessor are charged to administrative expenses using the straight-line method over the period of the lease. When an operating lease is terminated before the lease period has expired, any penalty is recognized in full as an expense at the time when such termination takes place.

SHAREHOLDERS' EQUITY

     Treasury stock held by the Group is stated as shares held by the company. These shares are deducted from shareholders' equity at cost. Gains and losses arising from trading in treasury stock held by the company are added to revenue reserves after income tax has been deducted.

INSURANCE RESERVES

     These include aggregate policy reserves, reserve for loss and loss adjustment expenses, and other insurance reserves and unearned premiums.

AGGREGATE POLICY RESERVES

     The aggregate policy reserve for traditional life insurance products, including the reserve for advancing age in health insurance, is based on actuarial principles and is calculated using the present value of future benefits less the present value of future net premiums. Reserves for traditional participating insurance products that follow the contribution principle are computed

                                 ALLIANZ GROUP
based on assumptions for mortality and interest that are guaranteed in the contracts or are used in determining dividends. Reserves for other traditional life insurance products are determined using Group experience as to mortality, morbidity, lapses, and interest rates, with a provision for adverse deviation. The Group may vary assumptions by year of policy issue.

     The aggregate policy reserve for financial and investment products is equal to the account value. Account values are not actuarially determined. Rather, account values are equal to the premium received and interest credited to the policy less deductions for mortality costs and expense charges. Mortality costs and expense charges are established by the Group based upon its experience and cost structure and in accordance with policy terms.

     The Group's life insurance subsidiaries offer a wide range of traditional life insurance, financial and investment products. Traditional life insurance products consist of both short and long duration policies with participating and non-participating features. Short duration traditional life insurance products include term, accident and health contracts. Long duration traditional life insurance products include individual and group whole-life, endowment, guaranteed renewable term and accident and health, and annuity contracts. Financial and investment products consist of universal life, unit-linked products (variable annuities), single premium annuity, and guaranteed investment contracts.

     Traditional life insurance products (participating and non-participating):

     - Policyholders participate in profits in the same proportion as their policies have contributed to profit; policyholders do not participate in losses (referred to as the "contribution principle").

     - Policyholders participate in profits on the basis of a mechanical or non-contributory system.

     - Policyholders are guaranteed fixed benefits and do not participate in any profits; all other benefits and risks are carried by the insurer.

     Financial and investment products:

     - Policyholders carry not only the investment risk and corresponding benefits, but also any losses ("variable annuities"). The aggregate reserve for these policies is shown under a separate liability heading "insurance reserves for the life insurance where the investment risk is carried by policyholders."

     - Policyholders are entitled within certain limits to vary the level of premium payments, and the life insurance enterprise does not give any contractual guarantees about minimum rate of return or the level of management fees ("universal life type" policies).

     The interest rate assumptions were as follows:

                                                                 POLICIES USING THE         OTHER
                                                               CONTRIBUTION PRINCIPLE      POLICIES
                                                               ----------------------   --------------
    Aggregate policy reserves................................            3%                   7%
    Deferred acquisition costs...............................            7%                   7%

     Mortality costs and expense charges are established by the Group based upon its experience and cost structure and in accordance with policy terms.

     THE RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSE is for future payment obligations under insurance claims, where normally either the amount of benefits to be paid or the date when

                                 ALLIANZ GROUP
payments are to be made is not yet fixed. The reserve for loss and loss adjustment expenses is calculated at the estimated amount considered necessary to settle claims in full. It is calculated using recognized actuarial methods. Unusual cases are calculated on an individual basis. Past experience is taken into account as well as current and future anticipated social and economic factors. With the exception of claims for which annuity reserves have been established, claim reserves are not discounted. The necessary estimates may mean that the payment obligations calculated may differ from the ultimate costs.

     The reserve for loss and loss adjustment expenses includes:

     - claims reported at the balance sheet date

     - claims incurred but not yet reported at the balance sheet date

     - claims settlement expenses.

     There is no adequate statistical data available for some risk exposures in liability insurance, such as environmental and asbestos claims and large-scale individual claims, because some aspects of these types of claims are still evolving. Appropriate provision has been made for such cases following an analysis of the portfolios in which such risks occur.

     OTHER INSURANCE RESERVES include the reserve for premium refunds. This item includes experience-rated and other premium refunds in favor of policyholders.

     The reserve for premium refunds includes the amounts allocated under the relevant local statutory or contractual regulations to the accounts of the policyholders and the amounts resulting from the differences between this income statement under IAS rules and local income statements, which will reverse and enter into future deferred profit sharing calculations. These differences are restated and recognized on a future accrual basis and reported in profit participation accounts. Unrealized gains and losses in connection with the valuation of investments are recognized in the latent reserve for premium refunds to the extent that the policyholder will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized.

     The profit participation allocated to participating policyholders or paid out to them reduces the reserve. Any dividends allocated or paid out over and above the reserve are recorded in operating expenses.

     Methods and corresponding percentages for participation in profits by the policyholders are set out below for the most significant countries:

COUNTRY                                                       METHOD     PERCENTAGE
-------                                                       -------    ----------
Germany:
  Life......................................................  Minimum        90%
  Health....................................................  Minimum        80%
France-Life.................................................  Minimum        85%
Italy-Life..................................................  Minimum        85%

     Other insurance reserves also include the premium deficiency reserve which is calculated individually for each insurance portfolio on the basis of estimates of future claims, costs, premiums earned and proportionate investment income. For short duration contracts, a premium deficiency is recognized if the sum of unexpected claim costs, claim adjustment expenses, expected dividends to policyholders, unamortized acquisition costs, and maintenance expenses

                                 ALLIANZ GROUP
exceeds related unearned premiums while considering anticipated investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expense indicate that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover unamortized acquisition costs, then a premium deficiency is recognized.

REINSURANCE

     Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis. Prepaid reinsurance represents the ceded portion of unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured risks. Accordingly, revenues and expenses related to reinsurance agreements are recognized consistent with the underlying risk of the business reinsured.

LIABILITIES TO BANKS AND CUSTOMERS AND CERTIFICATED LIABILITIES

     Interest-bearing liabilities are accounted for at their nominal value, e.g., at the amount to be repaid. Where liabilities are entered into subject to a discount, such discounts are reported as prepaid expenses and amortized over the life of the respective liabilities, using the effective yield method. Non-interest-bearing liabilities such as zero-coupon bonds are valued at their present value on initial recognition and written up in accordance with the effective yield method at the contracted interest rate. Costs relating to the issuance of debt securities, such as fees relating to placement, underwriting commitments, subscription, management or syndication are recognized in the year that they are incurred, and are reported in "Other expenses".

     Liabilities to banks and customers also include repurchase ("repo") transactions. Repo transactions involve the sale of securities by the Group to a counterparty, subject to the simultaneous agreement to repurchase these securities at a certain later date, at an agreed price. If control of the securities remains in the Group over the entire lifetime of the transactions, the securities concerned are retained in the Group's balance sheet and are valued in accordance with the accounting principles for trading assets or investments. The proceeds of the sale are reported under "Liabilities to banks" or "Liabilities to customers" as appropriate.

     Interest expenses from repos are accrued evenly over the lifetime of the transactions and reported under "Interest and similar expenses".

TRADING LIABILITIES

     This item primarily includes derivatives with negative market values and obligations to deliver assets arising from short sales of securities, which are carried out in order to benefit from short-term price fluctuations. The securities required to close out short sales are obtained through securities borrowing or repurchase agreements. These liabilities are valued the same as trading assets.

OTHER ACCRUED LIABILITIES

     Pension and similar reserves are calculated taking local circumstances into account as well as current mortality, morbidity and employee turnover projections. Expected future trends in salaries and wages, retirement rates and pension increases are also taken into account. The

                                 ALLIANZ GROUP
notional interest rate used is based on the rate for long-term, highly rated corporate or government bonds.

     Accrued taxes are calculated in accordance with relevant local tax regulations.

     Miscellaneous accrued liabilities are recorded as projected. Miscellaneous accrued liabilities primarily include reserves for restructuring, for anticipated losses arising from non-insurance business, for litigation, for employees (e.g., early retirement, phased retirement, employee awards for long service, and vacation) and agents (e.g., unpaid commissions).

OTHER LIABILITIES

     These include funds held under reinsurance business ceded, accounts payable on direct insurance business, accounts payable on reinsurance business, and miscellaneous liabilities. These are reported at the redemption value.

DEFERRED TAX LIABILITIES

     The calculation of deferred tax is based on temporary differences between the carrying amounts of assets or liabilities in the published balance sheet and their tax basis, and on differences arising from the application of uniform valuation policies for consolidation purposes. The tax rates used for the calculation of deferred taxes are the local rates applicable in the countries concerned; changes to tax rates already adopted prior to or as of the balance sheet date are taken into account.

PREMIUMS

     Property-casualty insurance premiums are recognized as revenues over the period of the contract in proportion to the amount of insurance protection provided. Unearned premiums are calculated separately for each individual policy to cover the unexpired portion of written premiums.

     In the case of premiums for life insurance products where the policyholder carries the investment risk (e.g., variable annuities), only those parts of the premiums used to cover the risks insured and costs involved are treated as premium income.

     Life insurance premiums on traditional life insurance policies are recognized as earned when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated life of the policies.

     Revenues for financial and investment policies, such as universal life and variable annuity contracts, represent charges assessed against the policyholders' account balance for the cost of insurance, surrenders and policy administration and are included with premiums earned on the income statement. Benefits charged to expense include benefit claims incurred during the period in excess of policy account balances and interest credited to policy account balances.

INTEREST AND SIMILAR INCOME/EXPENSES

     Interest income and interest expenses are recognized on an accrual basis. Interest income from lending business is recognized using the effective yield method. This item also includes dividends from available for sale equity securities and interest recognized on finance leases. Dividends are recognized in income when earned. Interest on finance leases is recognized in interest income over the term of the respective lease so that a constant period yield based on the net investment is attained.

                                 ALLIANZ GROUP

TRADING INCOME

     Trading income comprises all realized and unrealized gains and losses from trading assets and trading liabilities. In addition, commissions and all interest and all dividend income attributable to trading operations and related refinancing costs are included in trading income.

NET FEE AND COMMISSION INCOME

     In addition to traditional commission income received on security transactions, fee and commission income include commissions received in relation to private placements, syndicated loans and financial advisory services. Other fees reflect commissions received for trust and custodial services, brokerage of insurance policies, credit cards, home loan and savings contracts and brokerage of real estate. Fee and commission income is recognized when the corresponding service is provided.

TRUSTEE BUSINESS

     Assets and liabilities held by the Group in its own name, but for the account of third parties, are not reported in the balance sheet. Commissions received from such business are shown as "Fee and commission income" in the income statement.

EQUITY REMUNERATION PLANS

     Equity-based remuneration plans are reported in conformity with US GAAP Standard APB (Accounting Principles Board) Opinion No. 25 and related regulations on the basis of the intrinsic value of the option rights.

     In conformity with the method based on the intrinsic value of the option rights, remuneration expenses correspond to the difference between the current share price on the balance sheet date and the exercise price of the option on the assignment date. They are reported proportionately over the retirement term for the allocation. Remuneration expenses for Stock Appreciation Rights (SAR) correspond to the amount by which the market price exceeds the reference price, provided that it can be assumed that the stock appreciation requirements and the associated rights of employees are being exercised. An increase or decrease in the stock-market price of the share leads to a corresponding change in the remuneration expenses.

SEGMENT REPORTING

     Information on segments is reported separately in the consolidated financial statements. Segment information has been prepared on the basis of the accounting regulations used to prepare the consolidated financial statements as a whole. The segments of the Group are organized as geographical segments (regions) and business segments (products) in a matrix that comprises a number of profit and service-center segments. The business segments are structured as Life/Health, Property-Casualty, Banking, and Asset Management.

     Life/Health: The Group's life/health segment provides endowment, fixed and variable annuities and traditional life insurance and a wide range of health, disability and related coverages to individual insureds. Additionally, the Group offers group life, group health and pension products to employers.

     Property-Casualty: The Group's property-casualty segment primarily relates to property and casualty insurance. The Group offers automobile, homeowners, travel and other personal lines

                                 ALLIANZ GROUP
products. Additionally, the Group provides commercial and industrial coverages to business enterprises of all sizes.

     Banking: The Group's banking segment provides traditional commercial banking products and services such as deposit-taking, lending (including mortgage lending), cash management and transaction banking, as well as corporate finance advisory services, mergers and acquisitions advisory services, capital and money market services, securities underwriting and securities trading and derivatives business on its own account and for its customers.

     Asset Management: The Group's asset management segment provides equity, fixed income, money market, sector, geographic and a variety of other products and alternative investment vehicles to retail and institutional customers.

                   SUPPLEMENTARY INFORMATION ON GROUP ASSETS

(5) INTANGIBLE ASSETS

     Intangible assets for the years ended December 31, were:

                                                               2001      2000
                                                              E(MN)     E(MN)
                                                              ------    ------
Goodwill....................................................  12,649     7,393
Other intangible assets.....................................   4,262     3,001
                                                              ------    ------
Total.......................................................  16,911    10,394
                                                              ======    ======

GOODWILL

     Changes in goodwill for the years ended December 31:

                                                       2001        2000       1999
                                                      E(MN)       E(MN)       E(MN)
                                                     --------    --------    -------
Gross amount capitalized as of beginning of year...     8,899       5,306      3,549
Accumulated amortization as of beginning of year...    (1,506)     (1,010)      (525)
                                                     --------    --------    -------
Value stated as of beginning of year...............     7,393       4,296      3,024
Translation differences............................       134          35         20
                                                     --------    --------    -------
Value stated as of beginning of year...............     7,527       4,331      3,044
Reclassification...................................       350          --         --
Additions..........................................     5,580       3,557      1,737
Amortization.......................................      (808)       (495)      (485)
                                                     --------    --------    -------
Value stated as of end of year.....................    12,649       7,393      4,296
Accumulated amortization as of end of year.........     2,314       1,506      1,010
                                                     --------    --------    -------
Gross amount capitalized as of end of year.........    14,963       8,899      5,306
                                                     ========    ========    =======

     Reclassification relates to the interest of the Group in the goodwill shown in the balance sheet of Dresdner Bank prior to acquisition of the majority shareholding on July 23, 2001.

                                 ALLIANZ GROUP

     Major additions in 2001 include the following:

                                                               E(MN)
                                                               -----
Dresdner Bank AG, Frankfurt/Main............................    3,977
Nicholas-Applegate, San Diego...............................    1,042
HIH Insurance Group, Sydney.................................      243
Munich Re, Munich...........................................      189
Malaysia British Assurance, Malaysia........................       45
Increase in interest in Berner Allgemeine
  Versicherungs-Gesellschaft,
  Bern by 39.8% to 99.9%....................................       19

     Amortization of goodwill is shown separately in the income statement under caption 13. There were no write-downs of goodwill in 2001 or 2000. Amortization in 1999 includes a E128 million write-down of goodwill for Allianz Australia Limited.

SOFTWARE

     The following table presents changes in capitalized software during the years ended December 31:

                                                         2001       2000       1999
                                                         E(MN)      E(MN)     E(MN)
                                                         -----      -----     -----
Gross amount capitalized as of beginning of year......    1,356      1,086       823
Accumulated amortization as of beginning of year......     (762)      (572)     (459)
                                                        -------    -------    ------
Valuation stated as of beginning of year..............      594        514       364
Translation differences...............................        6          6         4
                                                        -------    -------    ------
Value stated as of beginning of year..................      600        520       368
Additions.............................................      491        320       288
Changes in the group of consolidated companies........      612         14         4
Disposals.............................................      (26)       (59)      (21)
Amortization charge...................................     (241)      (201)     (125)
                                                        -------    -------    ------
Value stated as of end of year........................    1,436        594       514
Accumulated amortization as of end of year............    1,003        762       572
                                                        -------    -------    ------
Gross amount capitalized as of end of year............    2,439      1,356     1,086
                                                        =======    =======    ======

     The balance sheet value amounting to E1,436 million at December 31, 2001 (2000: E594 million) includes E619 million (2000: E394 million) for software developed in-house and E817 million (2000: E200 million) for software purchased from others. Software is amortized over a maximum of five years, according to its useful life.

                                 ALLIANZ GROUP

CAPITALIZED VALUE OF LIFE/HEALTH INSURANCE PORTFOLIOS

     The following table presents changes in the capitalized value of life and health insurance portfolios during the years ended December 31:

                                                         2001       2000       1999
                                                         E(MN)      E(MN)     E(MN)
                                                        -------    -------    ------
Gross amount capitalized as of beginning of year......    1,975      1,900       548
Accumulated amortization as of beginning of year......     (457)      (192)      (99)
                                                        -------    -------    ------
Value stated as of beginning of year..................    1,518      1,708       449
Translation differences...............................       13         21        --
                                                        -------    -------    ------
Value stated as of beginning of year..................    1,531      1,729       449
Additions.............................................       11        114       606
Transfers.............................................       --         --       746
Amortization charge...................................     (168)      (325)      (93)
                                                        -------    -------    ------
Value stated as of end of year........................    1,374      1,518     1,708
Accumulated amortization as of end of year............      625        457       192
                                                        -------    -------    ------
Gross amount capitalized as of end of year............    1,999      1,975     1,900
                                                        =======    =======    ======

     The capitalized value of life/health insurance portfolios was determined using discount rates ranging from 12.0% to 15.0%. Interest rates between 3.5% and 8.5% were applied for interest not yet due.

     The addition under capitalized value of life insurance portfolios in 2001 relates to first-time consolidation of the subsidiary Malaysia British Assurance Life, Kuala Lumpur. Major additions in 2000 relate to first-time consolidation of the subsidiary Life ZA Leven, Nieuwegein and in 1999 relate to the acquisition of Life USA Holding Inc., Minneapolis at E213 million and Allianz First Life Insurance Co. Ltd., Seoul at E122 million.

     Amortization of the capitalized value of life/health insurance portfolios net of interest accrued is included in acquisition costs and administrative expenses. The amount of interest accrued on the amortized present value of future profits in 2001 is E99 million (2000: E119 million and 1999: E52 million).

     Amortization in 2000 includes a E132 million write-down of present value of future profit for Allianz First Life Insurance Company Limited, Seoul due to changing conditions in the capital market.

     The percentage of the capitalized value as of December 31, 2001 that is expected to be amortized in 2002 is 21.7% (19.2% in 2003, 16.7% in 2004, 13.2%
in 2005, and 11.4% in 2006).

     Other intangible assets also include capitalized loyalty bonuses for senior management of the PIMCO Group, Delaware, amounting to E574 million at December 31, 2001 (2000: E713 million), which is amortized on a straight-line basis over five years.

     Assets of E659 million were recognized for the value of the brand name "Dresdner Bank" and "dit" (Deutscher Investment-Trust), and these are amortized on a straight-line basis over 20 years.

     Scheduled amortization for the brand names amounted to E15 million during the year under review.

                                 ALLIANZ GROUP

(6) INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES AND ASSOCIATED ENTERPRISES

     The following represents the Group's investments in affiliated enterprises, joint ventures and associated enterprises as of December 31:

                                                               2001      2000
                                                              E(MN)     E(MN)
                                                              -----     -----
Affiliated enterprises......................................     870       581
Joint ventures..............................................     105        97
Associated enterprises......................................   9,272    11,085
                                                              ------    ------
          Total stated value................................  10,247    11,763
                                                              ======    ======
          Total market value................................  24,134    29,477
                                                              ======    ======

     The market value is principally based on stock exchange quotations.

     The amount of investments in affiliated enterprises, joint ventures and associated enterprises that relates to banks was E2,079 million (2000: E76 million).

     Unaudited condensed combined balance sheet information for the significant associated enterprises of the Group, as of December 31, is as follows:

                                                               2001       2000
                                                               E(MN)      E(MN)
                                                               -----      -----
Premium receivable..........................................    7,185      5,581
Loans and advances to banks and customers...................    6,641    324,234
Trade accounts receivable...................................      688        598
Other accounts receivable...................................    7,049      4,063
Financial investments.......................................  168,789    321,942
Inventories.................................................    1,575        532
Land/building...............................................    2,958      2,916
Other assets................................................   32,644     46,555
                                                              -------    -------
          Total assets......................................  227,529    706,421
                                                              =======    =======
Deposits....................................................       40    324,077
Insurance reserves..........................................  140,803    143,724
Loans and financial liabilities.............................   11,245      1,335
Trade accounts payable......................................      422        370
Other liabilities...........................................   39,800    189,756
Minority interest...........................................    2,162      2,342
Equity......................................................   33,057     44,817
                                                              -------    -------
          Total liabilities and equity......................  227,529    706,421
                                                              =======    =======

                                 ALLIANZ GROUP

     Unaudited condensed combined income statement information for the significant associated enterprises of the Group for the years ended December 31, is follows:

                                                          2001      2000      1999
                                                         E(MN)     E(MN)     E(MN)
                                                         -----     -----     -----
Earned premium.........................................  30,220    28,347    26,074
Fees and commission income.............................   2,148     4,488     3,624
Interest income........................................  21,073    26,798    23,915
Rental income..........................................     366       182       182
Sales..................................................   8,413     4,262     3,638
Other revenue..........................................   3,029     6,578     6,520
                                                         ------    ------    ------
          Total revenue................................  65,249    70,655    63,953
Claims/benefit expenses................................  29,174    28,352    25,991
Fees and commissions expense...........................      98       197       187
Purchases and other external expenses..................   2,573        62        62
Cost of goods sold.....................................   1,748     1,560     1,413
Other expenses.........................................  26,224    35,537    31,657
                                                         ------    ------    ------
          Total expenses...............................  59,817    65,708    59,310
                                                         ------    ------    ------
Taxes..................................................   1,137     1,220     1,751
Minority interest......................................     174       184       216
                                                         ------    ------    ------
          Net income (after taxes).....................   4,121     3,543     2,676
                                                         ======    ======    ======

(7) INVESTMENTS

     Investments comprise the following:

                                                               2001       2000
                                                               E(MN)      E(MN)
                                                               -----      -----
Securities held to maturity.................................    7,688      8,087
Securities available for sale...............................  322,192    258,001
Real estate used by third parties...........................   12,004     11,506
Funds held by others under reinsurance contracts assumed....    3,418      3,240
                                                              -------    -------
          Total.............................................  345,302    280,834
                                                              =======    =======

                                 ALLIANZ GROUP

SECURITIES HELD TO MATURITY

     The following tables present amortized cost, fair value and unrealized gains and losses for securities held to maturity:

                                                    AS OF DECEMBER 31, 2001
                                         ----------------------------------------------
                                         AMORTIZED    UNREALIZED    UNREALIZED    FAIR
                                           COST         GAINS         LOSSES      VALUE
                                           E(MN)        E(MN)         E(MN)       E(MN)
                                         ---------    ----------    ----------    -----
Government and government agency bonds:
     Germany...........................      684          11             8          687
     France............................      760          --             9          751
     Other.............................    1,378           1            17        1,362
                                           -----         ---           ---        -----
                                           2,822          12            34        2,800
                                           -----         ---           ---        -----
Corporate bonds........................    2,094          58            28        2,124
Corporate mortgage-backed securities...      225           2             7          220
                                           -----         ---           ---        -----
                                           2,319          60            35        2,344
Other..................................    2,547         149            33        2,663
                                           -----         ---           ---        -----
          Total........................    7,688         221           102        7,807
                                           =====         ===           ===        =====

                                                    AS OF DECEMBER 31, 2000
                                         ----------------------------------------------
                                         AMORTIZED    UNREALIZED    UNREALIZED    FAIR
                                           COST         GAINS         LOSSES      VALUE
                                           E(MN)        E(MN)         E(MN)       E(MN)
                                         ---------    ----------    ----------    -----
Government and government agency bonds:
     Germany...........................      469          68            16          521
     France............................      632           3            --          635
     Other.............................    1,593           2            37        1,558
                                           -----         ---           ---        -----
                                           2,694          73            53        2,714
                                           -----         ---           ---        -----
Corporate bonds........................    2,120         112           101        2,131
Corporate mortgage-backed securities...      236           3            24          215
                                           -----         ---           ---        -----
                                           2,356         115           125        2,346
                                           -----         ---           ---        -----
Other..................................    3,037         118            35        3,120
                                           -----         ---           ---        -----
          Total........................    8,087         306           213        8,180
                                           =====         ===           ===        =====

     The fair value of individual securities can fall temporarily below their carrying value, but, provided there is no risk resulting from changes in financial standing, such securities are not written down in value.

                                 ALLIANZ GROUP

SECURITIES AVAILABLE FOR SALE

     The following tables present amortized cost, fair value and unrealized gains and losses for securities available for sale:

                                                   AS OF DECEMBER 31, 2001
                                       ------------------------------------------------
                                       AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                         COST         GAINS         LOSSES       VALUE
                                         E(MN)        E(MN)         E(MN)        E(MN)
                                       ---------    ----------    ----------     -----
Fixed Maturities:
Mortgage-backed securities
  (government and agency)............     2,566           51           19         2,598
Government and government agency
  bonds:
     Germany.........................    53,737        1,601          434        54,904
     France..........................    10,090          413          310        10,193
     Austria.........................       964           23           10           977
     UK..............................     1,200           44            3         1,241
     Italy...........................    14,365          383          105        14,643
     Switzerland.....................     2,110           25           14         2,121
     Netherlands.....................       659           19           12           666
     Spain...........................     5,001          330          125         5,206
     Canada..........................       534           21            9           546
     US..............................     6,805          110           25         6,890
     Other...........................    12,111          321          123        12,309
                                        -------       ------        -----       -------
                                        110,142        3,341        1,189       112,294
  Corporate bonds....................    83,269        2,537          706        85,100
  Corporate mortgage-backed
     securities......................     1,212           49            4         1,257
                                        -------       ------        -----       -------
  Total fixed maturities.............   194,623        5,927        1,899       198,651
  Equity securities..................    69,896       19,267        7,700        81,463
  Other..............................    41,126        1,009           57        42,078
                                        -------       ------        -----       -------
          Total......................   305,645       26,203        9,656       322,192
                                        =======       ======        =====       =======

                                 ALLIANZ GROUP

                                                   AS OF DECEMBER 31, 2000
                                       ------------------------------------------------
                                       AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                         COST         GAINS         LOSSES       VALUE
                                         E(MN)        E(MN)         E(MN)        E(MN)
                                       ---------    ----------    ----------     -----
Fixed Maturities:
Mortgage-backed securities
  (government and agency)............     1,550           49            4         1,595
Government and government agency
  bonds:
     Germany.........................    45,145          829          663        45,311
     France..........................     8,835          120           71         8,884
     Austria.........................       708           10            5           713
     UK..............................       819           36            1           854
     Italy...........................    11,130          173           93        11,210
     Switzerland.....................     1,177           12           17         1,172
     Netherlands.....................       654           14            2           666
     Spain...........................     3,261          114           77         3,298
     Canada..........................       620            6            9           617
     US..............................     1,408           42            2         1,448
     Other...........................    25,819          190          128        25,881
                                        -------       ------        -----       -------
                                        101,126        1,595        1,072       101,649
  Corporate bonds....................    47,893        1,443          691        48,645
  Corporate mortgage-backed
     securities......................     1,307           27            8         1,326
                                        -------       ------        -----       -------
  Total fixed maturities.............   150,326        3,065        1,771       151,620
  Equity securities..................    62,385       30,738        1,398        91,725
  Other..............................    14,266          391            1        14,656
                                        -------       ------        -----       -------
          Total......................   226,977       34,194        3,170       258,001
                                        =======       ======        =====       =======

     The following table presents proceeds of sale, gross realized gains, and gross realized losses of securities available for sale for the years ended December 31:

                                                                   GROSS       GROSS
                                                      PROCEEDS    REALIZED    REALIZED
                                                      OF SALES     GAINS       LOSSES
                                                       E(MN)       E(MN)       E(MN)
                                                      --------    --------    --------
2001
Government bonds....................................   43,724         768        295
Corporate bonds.....................................   21,690         238        363
Equity securities...................................   37,844       6,632      6,153
Other...............................................    7,404         100         77
                                                      -------      ------      -----
          Total.....................................  110,662       7,738      6,888
                                                      =======      ======      =====

                                 ALLIANZ GROUP

                                                                   GROSS       GROSS
                                                      PROCEEDS    REALIZED    REALIZED
                                                      OF SALES     GAINS       LOSSES
                                                       E(MN)       E(MN)       E(MN)
                                                      --------    --------    --------
2000
Government bonds....................................   27,175         701        651
Corporate bonds.....................................   12,193         162        529
Equity securities...................................   33,656       9,546      2,654
Other...............................................    6,664         174        155
                                                      -------      ------      -----
          Total.....................................   79,688      10,583      3,989
                                                      =======      ======      =====
1999
Government bonds....................................   17,413         283        263
Corporate bonds.....................................   10,030         126        324
Equity securities...................................   22,314       7,261      1,610
Other...............................................   13,092         403        294
                                                      -------      ------      -----
          Total.....................................   62,849       8,073      2,491
                                                      =======      ======      =====

     Realized gains and losses have been calculated on the basis of average values.

     Investment strategy within the Group is primarily geared to the long-term. Forward sale agreements and securities lending are used to hedge unrealized gains.

     Write-downs on securities available for sale totaled E1,507 million (2000:
E411 million and 1999: E1 million).

     The amortized cost and estimated market values of fixed maturity and other securities available for sale and held to maturity as of December 31, 2001, by contractual maturity, are as follows:

                                                  AVAILABLE FOR SALE     HELD TO MATURITY
                                                  -------------------   ------------------
                                                  AMORTIZED   MARKET    AMORTIZED   MARKET
                                                    COST      VALUES      COST      VALUES
                                                    E(MN)      E(MN)      E(MN)     E(MN)
                                                  ---------   ------    ---------   ------
Contractual term to maturity:
  Due in 1 year or less.........................    28,814     25,689       692       675
  Due after 1 year and in less than 5 years.....    98,301    105,619     3,797     3,901
  Due after 5 years and in less than 10 years...    85,572     88,209     2,125     2,174
  Due after 10 years............................    23,062     21,212     1,074     1,057
                                                   -------    -------     -----     -----
          Total.................................   235,749    240,729     7,688     7,807
                                                   =======    =======     =====     =====

     Actual maturities may deviate from the contractually defined maturities, because certain security holders/borrowers have the right to call or repay certain obligations ahead of schedule, with or without redemption or early repayment penalties.

                                 ALLIANZ GROUP

SECURITIES LENDING

     Certain entities within the Group participate in securities lending arrangements whereby specific securities are loaned to other institutions for short periods of time. As of December 31, 2001 the Group had E1,845 million of loaned securities outstanding.

REAL ESTATE USED BY THIRD PARTIES

     The capitalized cost of buildings is depreciated over a maximum of 50 years in accordance with their useful lives. The gross capitalized values totaled E13,942 million at the beginning of the year and E14,545 million at the end of the year. Accumulated depreciation was E2,436 million as of December 31, 2001 (2000: E2,541 million). Depreciation expense on real estate was approximately E378 million (2000: E444 million and 1999: E445 million). Real estate pledged as security and other restrictions on title were E68 million.

     Depreciation includes unscheduled write-downs to fair value of E86 million for the year ended December 31, 2001 (2000: E90 million and 1999: E133 million).

     Improvement costs are capitalized if they extend the useful life of the asset, otherwise they are recognized as an expense. Commitments outstanding at the balance sheet date to purchase real estate amounted to E61 million.

     Changes in the carrying value of real estate used by third parties during the year ended December 31 was:

                                                               2001
                                                              E(MN)
                                                              -----
Value stated as of beginning of year........................  11,506
Translation differences.....................................       1
                                                              ------
Value stated as of beginning of year........................  11,507
Additions...................................................   1,525
Changes in the group of consolidated companies..............     428
Disposals...................................................  (1,078)
Depreciation................................................    (378)
                                                              ------
Value stated as of end of year..............................  12,004
                                                              ======

     The fair value of real estate used by third parties as of December 31, 2001 was E16,731 million.

     Rental income for the year ended December 31, 2001 was approximately E1,108 million (2000: E818 million and 1999: E873 million).

(8) INVESTMENTS HELD ON ACCOUNT AND AT RISK OF LIFE INSURANCE POLICYHOLDERS

     Investments held on account and at risk of life insurance policyholders comprise mainly of investments funding unit-linked life insurance policies and investments to cover obligations under policies where the benefits are index-linked.

     Group enterprises keep these investments separate from other investments and invest them separately.

                                 ALLIANZ GROUP

     Policyholders are entitled to all the gains recorded and therefore to the total amount of all the investments shown under this heading, but they also have to carry any losses.

     For this reason the liability heading "Insurance reserves for life insurance where the investment risk is carried by policyholders" moves in parallel with this account.

(9) LOANS AND ADVANCES TO BANKS

     Loans and advances to banks are comprised of the following:

                                                               2001      2000
                                                              E(MN)     E(MN)
                                                              ------    ------
Loans.......................................................   5,812      260
Other advances..............................................  55,716    6,811
                                                              ------    -----
Loans and advances to banks.................................  61,528    7,071
Less loan loss allowance....................................     254        1
                                                              ------    -----
Loans and advances to banks after loan loss allowance.......  61,274    7,070
                                                              ======    =====

     Receivables due within one year total E51,052 million (2000: E5,867 million), and those due after more than one year total E10,476 million (2000:
E1,204 million).

     Other advances include reverse repos amounting to E40,552 million (2000: E0 million).

(10) LOANS AND ADVANCES TO CUSTOMERS

     Loans and advances by type of customer are as follows:

                                                               2001       2000
                                                               E(MN)     E(MN)
                                                               -----     -----
Corporate customers.........................................  149,244        --
Public authorities..........................................    4,223        --
Private customers...........................................   94,036    28,412
                                                              -------    ------
Loans and advances to customers.............................  247,503    28,412
Less loan loss allowance....................................    7,810       326
                                                              -------    ------
Loans and advances to customers after loan loss allowance...  239,693    28,086
                                                              =======    ======

     Loans and advances to customers by type of loan are as follows:

                                                               2001       2000
                                                               E(MN)     E(MN)
                                                              -------    ------
Loans.......................................................  199,190    14,806
Reverse repos...............................................   42,393        --
Other advances..............................................    5,920    13,606
                                                              -------    ------
Loans and advances to customers.............................  247,503    28,412
                                                              =======    ======

     Loans and advances due within one year total E109,693 million (2000:
E20,627 million), those due after more than one year total E137,810 million (2000: E7,785 million).

                                 ALLIANZ GROUP

     Unearned income related to discounts deducted from loan balances as of December 31, 2001 was E663 million (2000: E77 million).

ALLOWANCE FOR LOAN LOSSES

     The overall volume of risk provisions includes allowances for loan losses deducted from loans and advances to banks and customers in the amount of E8,064 million and provisions for contingent liabilities included in other liabilities in the amount of E497 million.

                                           COUNTERPARTY
                                              RISKS         COUNTRY RISKS        GENERAL             TOTAL
                                          --------------    --------------    --------------    ---------------
                                          2001     2000     2001     2000     2001     2000      2001     2000
                                          E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)     E(MN)
                                          -----    -----    -----    -----    -----    -----    ------    -----
As of January 1.........................   304      290       --       --       23       22        327     312
Additions
Additions to allowances charged to the
  income statement......................  1,087      97       --       --      110        7      1,197     104
Changes in the Group of consolidated
  companies.............................  6,596      --      544       --      855       --      7,995      --
                                          -----     ---      ---      ---      ---      ---     ------     ---
        Total...........................  7,683      97      544       --      965        7      9,192     104
Reductions
Charge-offs.............................  (445)     (16)      --       --       --       --       (445)    (16)
Amounts released........................  (424)     (67)     (92)      --      (77)      (6)      (593)    (73)
                                          -----     ---      ---      ---      ---      ---     ------     ---
        Total...........................  (869)     (83)     (92)      --      (77)      (6)    (1,038)    (89)
Other additions/reductions..............    38       (1)     (29)      --       18       --         27      (1)
Changes due to currency translation.....    44        1        5       --        4       --         53       1
                                          -----     ---      ---      ---      ---      ---     ------     ---
As of December 31.......................  7,200     304      428       --      933       23      8,561     327
                                          =====     ===      ===      ===      ===      ===     ======     ===

     Debit balances of E7 million were written off, resulting in a direct charge to the income statement.

     The loan portfolio contains nonaccrual loans of E11,155 million. The balance includes E9,778 million of value adjusted loans, on which interest was not being recognized. The value adjusted loans include E6,843 million of loans that were placed on non-accrual status, and E2,935 million of loans which have a specific allowance against the interest accrued. Interest which would have been recognized, had these loans been accruing interest, amounting to E224 million was not included in interest income.

     The amount of interest collected and recorded on non-accrual loans was approximately E45 million.

     At December 31, 2001 the Group had E13,986 million of impaired loans. Impaired loans include loans with a related valuation allowance of E6,842 million at December 31, 2001.

     For the year ended December 31, 2001 the average balance in impaired loans was E12,990 million and the interest income recognized on impaired loans was E67 million.

     Restructured loans totaled E551 million at December 31, 2001.

     The Group has no commitments to lend additional funds to borrowers whose loans are non-performing or whose terms have been previously restructured.

                                 ALLIANZ GROUP

(11) TRADING ASSETS

                                                               FAIR
                                                               VALUE
                                                               E(MN)
                                                               -----
2001
Equities....................................................   15,123
Fixed income securities.....................................   91,493
Derivatives.................................................   19,827
Other trading assets........................................    1,979
                                                              -------
          Total.............................................  128,422
                                                              =======
2000
Equities....................................................       60
Fixed income securities.....................................      312
                                                              -------
          Total.............................................      372
                                                              =======

     The majority of equities and fixed-income securities held in the trading portfolio are marketable and listed securities. The fixed-income securities include E42,432 million from public-sector issuers and E49,061 million from other issuers.

     Other trading assets mainly consist of promissory notes and precious metal holdings.

(12) CASH FUNDS AND CASH EQUIVALENTS

     Cash funds and cash equivalents are comprised of the following as of December 31:

                                                               2001      2000
                                                              E(MN)     E(MN)
                                                              ------    ------
Balances with banks payable on demand.......................  11,797    4,209
Balances with central banks.................................   7,222       --
Checks and cash on hand.....................................   1,584       --
Treasury bills, discounted treasury notes and similar
  treasury securities.......................................     255       --
Bills of exchange...........................................     382       --
                                                              ------    -----
          Total.............................................  21,240    4,209
                                                              ======    =====

     Balances with central banks includes balances held with the Deutsche Bundesbank of E4,973 million, which also have the function of meeting minimum reserve requirements.

                                 ALLIANZ GROUP

(13) AMOUNTS CEDED TO REINSURERS FROM INSURANCE RESERVES

     The amounts ceded to reinsurers from insurance reserves comprise of the following as of December 31:

                                                               2001      2000
                                                              E(MN)     E(MN)
                                                              -----     -----
Unearned premiums...........................................   1,663     1,506
Aggregate policy reserves...................................  12,207    13,085
Reserves for loss and loss adjustment expenses..............  16,784    13,100
Other insurance reserves....................................     298       221
                                                              ------    ------
          Subtotal..........................................  30,952    27,912
Insurance reserves for life insurance where the investment
  risk is carried by policyholders..........................      47       563
                                                              ------    ------
          Total.............................................  30,999    28,475
                                                              ======    ======

     The amounts ceded to reinsurers from insurance reserves stated under assets include rights of recourse against reinsurers. The credit risk is partly covered by funds held for others under reinsurance contracts, securities portfolios and bank guarantees.

     The following table presents direct, assumed and ceded premiums for the years ended December 31:

                                                                  PROPERTY-
                                                   LIFE/HEALTH    CASUALTY      TOTAL
                                                      E(MN)         E(MN)       E(MN)
                                                   -----------    ---------     -----
2001
Premiums written:
  Direct and assumed.............................     20,129        41,459       61,588
  Ceded..........................................     (1,169)       (6,669)      (7,838)
                                                    --------      --------     --------
     Net.........................................     18,960        34,790       53,750
                                                    ========      ========     ========
Premiums earned:
  Direct and assumed.............................     20,148        40,434       60,582
  Ceded..........................................     (1,169)       (6,668)      (7,837)
                                                    --------      --------     --------
     Net.........................................     18,979        33,766       52,745
                                                    ========      ========     ========
2000
Premiums written:
  Direct and assumed.............................     20,219        37,666       57,885
  Ceded..........................................     (1,139)       (6,488)      (7,627)
                                                    --------      --------     --------
     Net.........................................     19,080        31,178       50,258
                                                    ========      ========     ========
Premiums earned:
  Direct and assumed.............................     20,202        37,329       57,531
  Ceded..........................................     (1,125)       (6,499)      (7,624)
                                                    --------      --------     --------
     Net.........................................     19,077        30,830       49,907
                                                    ========      ========     ========

                                 ALLIANZ GROUP

                                                                  PROPERTY-
                                                   LIFE/HEALTH    CASUALTY      TOTAL
                                                      E(MN)         E(MN)       E(MN)
                                                   -----------    ---------     -----
1999
Premiums written:
  Direct and assumed.............................     18,466        35,341       53,807
  Ceded..........................................     (1,169)       (5,880)      (7,049)
                                                    --------      --------     --------
     Net.........................................     17,297        29,461       46,758
                                                    ========      ========     ========
Premiums earned:
  Direct and assumed.............................     18,206        35,214       53,420
  Ceded..........................................     (1,147)       (6,091)      (7,238)
                                                    --------      --------     --------
     Net.........................................     17,059        29,123       46,182
                                                    ========      ========     ========

     The Group reinsures a portion of the risks it underwrites in an effort to control its exposure to losses, and protect capital resources. Each subsidiary has its own reinsurance program and determines its own risk limits. A large portion of the business ceded by the subsidiaries is assumed by Allianz AG, which acts as the reinsurer for the Group, although the subsidiaries also cede business to companies outside of the Group. Allianz AG retains a portion of the intercompany business it assumes and then retrocedes the remainder to companies outside of the Group. Some of the business ceded by the Group is ceded to associated companies (see related party transactions at Note 44).

     The majority of the business ceded by Allianz AG is placed on a quota-share basis. In general for the years 2001, 2000 and 1999 Allianz AG retains E38 million on a per risk basis for its property and casualty business and E50 million per event in case of natural catastrophes. For life business, Allianz AG retains E4 million per risk and E5 million per event.

     The reinsurance department at Allianz AG establishes lists of approved reinsurers, provides guidance to the subsidiaries on a per-event and per-risk basis and seeks to coordinate the activities of the subsidiaries to avoid concentration of risk with particular reinsurers and to ensure that the aggregate risk retention of Group companies is within Group guidelines. Reinsurance is placed with insurance companies based on an evaluation of the financial security of the reinsurers, terms of coverage and price.

     The Group pays premiums to reinsurers based upon the risk and exposure of the policies subject to such reinsurance. On most of the premium that the Group cedes, the reinsurer pays a commission to the Group, which includes a reimbursement of the cost of acquiring the portion of the premium that is ceded.

     Reinsurance involves credit risk and is subject to aggregate loss limits. Reinsurance does not legally discharge the Group from primary liability under its policies. Although the reinsurer is liable to the Group to the extent of the reinsurance ceded, the Group remains primarily liable as the direct insurer on all risks reinsured. The Group monitors the financial condition of its reinsurers on an ongoing basis and reviews its reinsurance arrangements periodically in order to evaluate the reinsurer's ability to fulfill obligations assumed under the reinsurance contracts.

                                 ALLIANZ GROUP

(14) OTHER ASSETS

     Other assets consist of the following as of December 31:

                                                               2001      2000
                                                              E(MN)     E(MN)
                                                              -----     -----
Real estate used by Allianz for its own activities..........   5,097     3,006
Property, plant and equipment...............................   2,303     1,354
Accounts receivable on direct insurance business............   9,523     8,295
Accounts receivable on reinsurance business.................   3,164     3,161
Other receivables...........................................  19,633     9,812
Other assets................................................   3,454     1,943
Deferred acquisition costs..................................  11,192    10,433
Prepaid expenses............................................   1,364     1,885
                                                              ------    ------
          Total.............................................  55,730    39,889
                                                              ======    ======

     The accounts receivable on direct insurance business stated under other assets and accounts receivable on reinsurance business are due within one year. Other receivables stated under other assets due within one year amount to E8,701 million (2000: E7,124 million), those due after more than one year total E10,932 million (2000: E2,688 million).

REAL ESTATE USED BY ALLIANZ GROUP FOR ITS OWN ACTIVITIES

     The capitalized cost of buildings is calculated on the basis of acquisition cost and depreciated over a maximum of 50 years in accordance with their useful lives. The gross capitalized values totaled E3,642 million at the beginning of the year and E6,175 million at the end of the year. Accumulated depreciation amounted to E636 million at the beginning of the year and E1,078 million at the end of the year. Assets pledged as security and other restrictions on title amount to E29 million.

     As in the previous year, no unscheduled depreciation was recorded in 2001.

     Expenditures to restore the future economic benefits from the assets are capitalized if they extend the useful life of the asset, otherwise they are recognized as an expense. At the balance sheet date, commitments outstanding to purchase real estate amounted to E26 million.

     Changes in the total carrying value of real estate owned by Allianz Group and used for its own activities during the year ended December 31 were:

                                                               2001
                                                              E(MN)
                                                              ------
Value stated as of beginning of year........................  3,006
Translation differences.....................................     65
                                                              -----
Value stated as of beginning of year........................  3,071
Additions...................................................  1,068
Changes in the group of consolidated companies..............  2,203
Disposals...................................................   (597)
Depreciation................................................   (648)
                                                              -----
Value stated as of end of year..............................  5,097
                                                              =====

                                 ALLIANZ GROUP

     The market value of real estate used by Allianz for its own activities as of December 31, 2001 amounted to E6,205 million.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are depreciated over 5 to 10 years according to their useful lives. The gross capitalized values totaled E3,794 million at the beginning of 2001 and E6,453 million at the end of 2001. Accumulated depreciation amounted to E2,440 million at the beginning of 2001 and E4,150 million at the end of 2001. Improvements are capitalized if they extend the useful life of the asset; otherwise they are recognized as an expense.

     At the balance sheet date, commitments outstanding to purchase items of property, plant and equipment amounted to E51 million.

     Depreciation is apportioned between the relevant cost headings in the income statement.

ACCOUNTS RECEIVABLE ON DIRECT INSURANCE BUSINESS

     These amount to E5,884 million (2000: E5,019 million) for policyholders and E3,639 million (2000: E3,276 million) for agents.

OTHER RECEIVABLES

     These primarily include tax refunds amounting to E3,310 million (2000:
E2,236 million), interests and rental receivables amounting to E8,785 million (2000: E2,891 million), and accounts receivable on banking and asset management business amounting to E2,817 million (2000: E312 million).

OTHER ASSETS

     Included in other assets are non-trading derivatives used for hedging totaling E598 million (2000: E0).

DEFERRED ACQUISITION COSTS

     In the case of property and casualty insurance enterprises, the amortization period is calculated for each insurance portfolio, based on the average term of the relevant policies, and varies between one and five years.

     Deferred policy acquisition costs related to universal life, investment products and traditional participating business that follow the contribution principle are amortized in relation to expected gross profits or estimated gross margins over the life of the policy. Deferred policy acquisition costs related to other traditional life business are deferred and amortized over the premium paying period of the policy in proportion to premium revenues.

     The change in and the amortization of deferred acquisition costs is presented in Note 37.

                                 ALLIANZ GROUP

SUBORDINATED ASSETS

     Assets are recorded as subordinated assets if, in the case of liquidation or bankruptcy, the related claim cannot be realized before the claims of other creditors are realized.

                                                              2001
                                                              E(MN)
                                                              -----
Loans and advances to banks.................................    52
Loans and advances to customers.............................    11
Trading assets:
  Equities and other non-fixed-income securities............   132
Investment securities:
  Public Sector debt issues.................................     3
  Other debt issuers........................................   259
                                                               ---
Subordinated Assets.........................................   457
                                                               ===

           SUPPLEMENTARY INFORMATION ON GROUP LIABILITIES AND EQUITY

(15) SHAREHOLDERS' EQUITY

     Shareholder's equity comprises the following:

                                                               2001      2000
                                                              E(MN)     E(MN)
                                                              -----     -----
Issued capital..............................................     682       629
Capital reserve.............................................  14,087     7,365
Revenue reserves............................................  14,010    13,728
Less treasury stock.........................................   5,801        --
Other reserves..............................................   8,276    13,448
Consolidated unappropriated profit..........................     410       433
                                                              ------    ------
          Total.............................................  31,664    35,603
                                                              ======    ======

ISSUED CAPITAL

     Within the framework of the takeover bid to the shareholders of Dresdner Bank AG, Allianz AG increased its capital stock by E51,129,188 through the issue of 19,972,339 registered no par value ordinary shares. The ordinary shares were issued to DAD Transaktionsgesellschaft mbH, Frankfurt/Main, for a non-cash consideration. The amount of E6,544,803,673 of issued ordinary shares which exceeded the ordinary share stated value of the issued capital was included in the capital reserve.

     In September 2001, 705,661 ordinary shares held by the company were issued at a price of E253.20 each, enabling employees of Allianz Group enterprises in Germany and abroad to purchase 361,235 ordinary shares at prices between E177.24 and E215.22. The remaining 344,426 ordinary shares were sold on the stock exchange at an average price of E259.41. The difference between the issue price and the sale price was taken to revenue reserves.

                                 ALLIANZ GROUP

     The ordinary shares issued in 2001 are qualifying shares from the beginning of the year of issue.

     In September of 2000, 480,000 shares with a notional principal amount of E1,228,800 (0.2 percent as a proportion of the issued capital of Allianz AG) were issued at a price of E383.00 each, enabling employees of Group enterprises in Germany and abroad to take up to 193,586 employee shares at prices between E268.10 and E325.55. The difference between the share purchase price and the share market price was recorded as employee compensation expense. The remaining 286,524 shares, with a notional principal amount of E733,501 were sold in the market at an average price of E378.41. The difference between the issue price and the sale price was taken to revenue reserves. Allianz AG held no treasury shares at the end of 2000.

     In March of 1999, the capital of Allianz AG and all other DM amounts in its articles of association were restated to euro. In order for each share to have a stated value of precisely E2.56 per share, paid in capital was increased by E867,141 to E626,979,840, with a corresponding charge to retained earnings on the basis of a resolution adopted at the Annual General Meeting on July 7, 1999.

     In September of 1999, 356,000 shares were issued at a price of E250.30 per share. Of these shares, 233,055 were sold to employees of the Group's German companies at a price of E150.32 per share. The difference between the share purchase price and the share market price was recognized as employee compensation. Of the remaining 122,945 shares, 122,000 were sold to the public in December 1999 at an average market price of E289.11 per share. Allianz AG kept the remaining 945 shares.

     The issued capital at December 31, 2001 amounted to E682,055,680, divided into 266,428,000 registered shares. The shares have no par value as such but a mathematical value of E2.56 each as a proportion of the issued capital. At the end of the year under review, there was authorized unissued capital with a notional principal amount of E300,000,000 (117,187,500 shares), which can be issued at any time up to July 10, 2006 (authorized unissued capital 2001/I). If shares are issued against a non-cash consideration, the Board of Management is authorized to exclude the pre-emptive rights of shareholders. In the case of capital increases against a cash consideration, pre-emptive rights can be partially excluded, if the issue price is not significantly less than the stock-market price. At the end of the year under review, there was a further E8,193,508 (3,200,589 shares) of Authorized Unissued Capital 2001/II which can be issued up to July 10, 2006. The pre-emptive rights of shareholders can be excluded in order to offer the new shares to employees of Allianz AG or its Group companies. Authorized Unissued Capital 1998 can be used at any time up to July 7, 2003 to issue shares with a notional principal amount of E2,556,459 (998,617 shares). In the event of future capital increases for cash, these shares can be used to protect the holders of conversion or subscription rights from dilution by granting them a pre-emptive right to subscribe for new shares. To that extent the pre-emptive rights of shareholders are excluded.

     As of December 31, 2001, Allianz AG had conditionally authorized capital 2001 amounting to E50,000,000 (19,531,250 shares) on which subscription or conversion rights, with pre-emptive rights for shares, can be issued up to July 10, 2006.

     Issued capital and capital reserve comprise the capital stock and the premium received on the issuance of shares, respectively.

                                 ALLIANZ GROUP

TREASURY STOCK

     Allianz AG received 24,452,365 of its own shares through the takeover of Dresdner Bank AG on July 23, 2001. The acquisition cost for treasury stock amounted to E5,444 million and was recorded in revenue reserves.

     In order to enable Dresdner Bank AG to trade in shares of Allianz AG following the takeover of the bank, the Annual General Meeting on July 11, 2001 authorized the banks in which Allianz AG has a majority holding, including Dresdner Bank, to acquire treasury stock for purposes of securities trading pursuant to sec. 71 (1) No. 7 of the Corporation Law (Aktiengesetz). In accordance with this authorization, the banks in the Group purchased 26,910,860 during the course of 2001 at an average price of E272.63 per share, which includes previously held Allianz shares. 26,851,171 shares were disposed of during the course of 2001 at an average price of E280.64 per share. The surplus proceeds arising from these transactions were E34 million and were transferred to revenue reserves.

     The Annual General Meetings on July 11, 2001 and on July 12, 2000 authorized the company to acquire own shares for miscellaneous purposes pursuant to sec.71 (1) No. 8 of the Corporation Law (Aktiengesetz). On the basis of this authorization, Allianz AG purchased 786,100 shares in treasury stock at an average price of E314.48 per share in the months January to June 2001.

     At year-end, treasury stock consisted of the following:

                            ACQUISITION      2001        % OF      ACQUISITION      2000        % OF
                               COSTS      NUMBER OF     ISSUED        COSTS        NUMBER      ISSUED
                               E(MN)        SHARES      CAPITAL       E(MN)       OF SHARES    CAPITAL
                            -----------   ---------     -------    -----------    ---------    -------
Shares held by
  Allianz AG..............       247         786,100     0.30           --            --          --
  Affiliated enterprises
     (Dresdner Bank
     Group)...............     5,554      24,452,365     9.18           --            --          --
                               -----      ----------     ----
          Total...........     5,801      25,238,465     9.48           --            --          --
                               =====      ==========     ====

     Changes to the number of issued shares outstanding during the years were:

                                                     2001           2000           1999
                                                  -----------    -----------    -----------
As of beginning of year.........................  245,750,000    245,269,055    244,914,000
Additions
  Capital increase against non-cash
     consideration..............................   19,972,339             --             --
  Capital increase for employee shares..........      705,661        480,945        355,055
                                                  -----------    -----------    -----------
                                                  266,428,000    245,750,000    245,269,055
Reductions on account of acquisition of treasury
  stock
  Acquisition of Dresdner Bank..................  (24,452,365)            --             --
  Acquisition for purposes of securities
     trading....................................           --             --             --
  Acquisition for miscellaneous purposes........     (786,100)            --             --
                                                  -----------    -----------    -----------
As of end of year...............................  241,189,535    245,750,000    245,269,055
                                                  ===========    ===========    ===========

     In addition to the reserves in the financial statements of Allianz AG required by law, revenue reserves include the retained earnings of consolidated subsidiaries and amounts transferred out

                                 ALLIANZ GROUP
of consolidated net income. Revenue reserves also include foreign currency translation adjustments in the equity section. In the case of acquisitions, prior to January 1, 1995, differences arising on first-time consolidation have been taken to revenue reserves.

     OTHER RESERVES comprise the component of shareholders' equity representing unrealized gains and losses on investments available for sale.

     The CONSOLIDATED UNAPPROPRIATED PROFIT is derived from consolidated net income as follows for the years ended December 31:

                                                           2001     2000     1999
                                                           E(MN)    E(MN)    E(MN)
                                                           -----    -----    -----
Consolidated net income for the year.....................  1,623    3,460    2,317
Transfers to revenue reserves (appropriated retained
  earnings)..............................................  1,213    3,027    1,962
                                                           -----    -----    -----
Consolidated unappropriated profit as of December 31.....    410      433      355
                                                           =====    =====    =====

     The Board of Management will propose to the Annual General Meeting the distribution of a dividend of E1.50 per qualifying share for fiscal year 2001. Details on the recommendation for appropriation of profit are given in the Group management report.

     The dividend paid per share for the fiscal year 2000 was E1.50 and for the fiscal year 1999 was E1.25.

INSURANCE CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

     Certain of the Group's insurance subsidiaries prepare individual financial statements based on local laws and regulations. These laws establish restrictions on the minimum level of capital and surplus an insurance entity must maintain and the amount of dividends that may be paid to shareholders. The minimum capital requirements and dividend restrictions vary by jurisdiction. The minimum capital requirements are based on various criteria including, but not limited to, volume of premiums written or claims paid, amount of insurance reserves, asset risk, mortality risk, credit risk, underwriting risk and off-balance sheet risk.

     European insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealized gains and losses on investments. Life insurance companies are required to maintain a solvency margin generally equal to 4% of aggregate policy reserves and gross unearned premiums plus 0.3% of the amount at risk under insurance policies. The required minimum solvency margin for property and casualty insurance is the greater of two calculations, one based on premiums and the other based on gross claims. The Group's insurance business in other countries, primarily the United States, are also subject to capital adequacy and solvency margin regulations which are based on factors for asset risk, insurance risk, interest rate risk, and business risk. As of December 31, 2001 the Group's insurance subsidiaries were in compliance with all applicable solvency and capital adequacy requirements.

     Certain insurance subsidiaries are subject to regulatory restrictions on the amount of dividends which can be remitted to Allianz AG without prior approval by the appropriate regulatory body. Such restrictions provide that a company may only pay dividends up to an amount in excess of certain regulatory capital levels or based on the levels of undistributed earned surplus or current year income or a percentage thereof. For example, the operations of our insurance company subsidiaries located in the United States are subject to limitations on the

                                 ALLIANZ GROUP
payment of dividends to their parent company under applicable state insurance laws. Dividends paid in excess of these limitations generally require prior approval of the insurance commissioner of the state of domicile. The Group's management believes that these restrictions will not affect the ability of the Group to pay dividends to its shareholders in the future. In addition, Allianz AG is not subject to legal restrictions on the amount of dividends it can pay to its shareholders.

BANK LIABLE CAPITAL AND RISK-WEIGHTED ASSETS REQUIREMENTS

     Certain of the Group's bank subsidiaries are subject to various capital adequacy and liquidity requirements. Such requirements vary by jurisdiction. Under the German Banking Act, all banking institutions operating in Germany must maintain certain ratios regarding liable capital.

     Liable capital consists of the two categories of core capital (Tier I Capital) and supplementary capital (Tier II Capital). Core capital mainly consists of the shareholders' equity and minority interests, plus other adjustments. Supplementary capital comprises profit-participation certificates, subordinated liabilities portions of reserves for general banking risks and revaluation reserves on securities. The German Banking Act contains provisions setting minimum ratios of core capital and total capital to risk-weighted assets. Non-compliance with these ratios may result in penalties imposed by the regulatory authority. The German Banking Act also contains liquidity requirements relating to funds available to pay obligations over various future time frames. As of December 31, 2001 the Group's bank subsidiaries were in compliance with all applicable capital and liquidity requirements.

COMPREHENSIVE INCOME

     The components of comprehensive income, including the related tax effects were as follows for the years ended December 31:

                                                         2001      2000      1999
                                                        E(MN)     E(MN)     E(MN)
                                                        -----     -----     -----
Foreign currency translation adjustments net of
  deferred taxes of E(21) million in 2001 (2000: E270
  million and 1999: E506 million).....................     (89)      451       851
                                                        ------    ------    ------
Unrealized gains on investments:
Unrealized holding gain (loss) arising during the
  period net of deferred taxes of E(1,384) million in
  2001 (2000: E5,490 million and 1999: E5,120
  million)............................................  (5,898)    4,832     3,869
Less reclassification adjustment for gains included in
  net earnings, net of deferred taxes of E162 million
  in 2001 (2000: E3,507 million and 1999: E3,179
  million)............................................     688    (3,087)   (2,402)
                                                        ------    ------    ------
Net unrealized investment gain (loss).................  (5,210)    1,745     1,467
                                                        ------    ------    ------
Other comprehensive income (loss).....................  (5,299)    2,196     2,318
Net income............................................   1,623     3,460     2,317
                                                        ------    ------    ------
     Comprehensive income (loss)......................  (3,676)    5,656     4,635
                                                        ======    ======    ======

     Net unrealized investment gains and losses have been reduced to the extent that the unrealized gains and losses would result in adjustments for minority interests and policyholder liabilities had the gain and losses actually been realized. Unrealized gains, net of unrealized losses which have been allocated to policyholder liabilities, included in other insurance reserves,

                                 ALLIANZ GROUP
were E5,458 million and E8,578 million as of December 31, 2001 and 2000. Unrealized gains, net of unrealized losses which have been allocated to minority interests, are presented in Note 16.

     The deferred taxes of E722 million (2000: E5,945 million) on unrealized holding gains in 2001 included a E2,554 million (2000: E2,559 million and 1999:
E593 million) reduction in deferred taxes, after elimination of minority interests, resulting from the reduction of German statutory tax rates.

(16) MINORITY INTERESTS IN SHAREHOLDERS' EQUITY/EARNINGS

     The primary subsidiaries included in minority interests are the AGF Group, Paris, the RAS Group, Milan, the PIMCO Group, Delaware, Allianz
Lebensversicherungs-AG (Allianz Leben), Stuttgart, Frankfurter Versicherungs-AG, Frankfurt/Main, Bayerische Versicherungsbank AG, Munich, and, in 2001, the Dresdner Bank Group, Frankfurt/Main.

     The interests of minority shareholders are made up as follows as of December 31:

                                                               2001      2000
                                                              E(MN)     E(MN)
                                                              -----     -----
Other reserves:
  Unrealized gains and losses...............................   3,114     5,956
  Share of earnings.........................................   1,044     1,277
  Other equity components...................................  13,191     8,967
                                                              ------    ------
          Total.............................................  17,349    16,200
                                                              ======    ======

(17) PARTICIPATING CERTIFICATES AND POST-RANKING LIABILITIES

     Participating certificates and post-ranking liabilities as of December 31:

                                                               2001     2000
                                                              E(MN)     E(MN)
                                                              -----     -----
Participating certificates..................................   2,508      476
Post-ranking liabilities....................................   9,699      861
                                                              ------    -----
          Total.............................................  12,207    1,337
                                                              ======    =====

     PARTICIPATING CERTIFICATES include E450 million (2000: E450 million) in respect of those issued by Allianz AG. The balance of participating certificates represents the guaranteed total redemption price that Allianz AG is required to pay upon redemption by the holders of the 5,723,512 "profit participation certificates" issued by the company. The distributions payable on the profit participation certificates for the last fiscal year are included in "Other liabilities".

     Between October 1986 and 1995, Allianz AG issued a total of 5,559,983 profit participation certificates. The company issued an additional 163,529 profit participation certificates in March 1998. There were no further issues of profit participation certificates in 1999 through 2001.

     The terms of the profit participation certificates provide for an annual cash distribution of 240% of the dividend paid by the company per one Allianz AG ordinary share. If certain conditions are met, the holders of profit participation certificates may also subscribe to new profit participation certificates; to this extent, the preemptive subscription rights of Allianz AG shareholders are excluded. Holders of profit participation certificates do not have voting rights, or any rights to convert the said certificates into Allianz AG shares, or rights to liquidation proceeds. Profit participation certificates are unsecured and rank pari passu with the claims of other unsecured creditors.

                                 ALLIANZ GROUP

     Profit participation certificates can be redeemed by holders upon twelve months prior notice, beginning December 31, 2001, and every fifth year thereafter. To date, redemption rights have been exercised with respect to 358 profit participation certificates. Upon redemption by holders, the terms of the profit participation certificates provide for a redemption price equal to the weighted average of the issue prices of all profit participation certificates. Since the last issue of March 1998, the price has been uniformly E78.54.

     The company may call the profit participation certificates for redemption, upon six months' prior notice, beginning December 31, 2006, and each year thereafter. Upon redemption by the company, the cash redemption price per certificate would be equal to 123% of the then current price of one Allianz AG ordinary share. In lieu of redemption for cash, the company may offer 10 Allianz ordinary shares per eight profit participation certificates. Allianz AG has consistently stated at its Annual General Meeting that the company is not legally required, and does not intend, to redeem the profit participation certificates, either in cash or in shares. Allianz AG currently has no intention of changing this position.

     Participation certificates also include E2,035 million (2000: E0 million) issued by the Dresdner Bank Group that entitle holders to annual interest payments, which take priority over Dresdner Bank shareholders' dividend entitlements. They are subordinated to obligations for all other creditors of the issuer, except those similarly subordinated, and share in losses in accordance with the conditions attached to the certificates. The profit participation certificates will be redeemed subject to the provisions regarding loss sharing.

     Capital relating to profit-participation certificates of the Dresdner Bank Group with a notional amount of E3,980 million comprises 12 issues from the years 1991 to 1998. The certificates were issued by Dresdner Bank AG, Deutsche Hypothekenbank Frankfurt-Hamburg AG, Oldenburgische Landesbank AG and Dresdner Bank Lateinamerika AG. Interest rates are between 6.125% and 9.0%, two issues have variable interest rates. The issues will mature between 2002 and 2009.

     POST-RANKING LIABILITIES in the amount of E9,699 million include E9,243 million (2000: E0 million) of Dresdner Bank, and E438 million (2000: E830 million) of the AGF Group. Post-ranking liabilities of Dresdner Bank include hybrid shareholders' equity, including non-voting interests, amounting to E1,923 million and other post-ranking liabilities totaling E7,320 million. In the event of bankruptcy proceedings or liquidation, post-ranking liabilities may not be redeemed until all non-post-ranking creditors have been satisfied. There is no obligation to redeem such liabilities prior to maturity.

     The non-voting interests were issued for the first time in May 1999, in the amount of approximately E1.5 billion by Dresdner Bank. These non-voting interests include two issues of Dresdner Bank AG in 1999 in the nominal amount of E500 million and USD 1,000 million with interest rates of 5.79% and 8.15%, respectively, which are due in 2011 and in 2031, respectively. Additionally Dresdner Bank AG issued two non-voting interests in the nominal amount of E159 million and JPY 15,000 million in 2001, with interest rates of 7.00% and 3.50% respectively, and which are due in 2013 and in 2033, respectively. Interest paid on non-voting interests in 2001 amounted to E128 million.

     Fixed-rate post-ranking liabilities have coupons between 4.0% and 8.5%. Floating rate issues linked to a reference interest rate and zero-coupon bonds have an average interest rate of 7.0%.

                                 ALLIANZ GROUP

(18) INSURANCE RESERVES

     Insurance Reserves are comprised of the following for the years ended December 31:

                                                               2001       2000
                                                               E(MN)      E(MN)
                                                               -----      -----
Unearned premiums...........................................   12,391     11,143
Aggregate policy reserves...................................  197,689    184,886
Reserve for loss and loss adjustment expense................   66,648     59,013
Reserve for premium refunds.................................   21,589     28,138
Premium deficiency reserve..................................      517        786
Other insurance reserves....................................      678        858
                                                              -------    -------
          Total.............................................  299,512    284,824
                                                              =======    =======

AGGREGATE POLICY RESERVES

     The Group's life insurance subsidiaries offer a wide range of traditional life insurance, financial and investment products. Traditional life insurance products consist of both short and long duration policies with participating and non-participating features. Short duration traditional life insurance products include term, accident and health contracts. Long duration traditional life insurance products include individual and group whole-life, endowment, guaranteed renewable term and accident and health, and annuity contracts. Financial and investment products consist of universal life, unit-linked products (variable annuities), single premium annuity, and guaranteed investment contracts.

     The aggregate policy reserves as of December 31, according to the various profit participation systems, were as follows:

                                                                UNIT LINKED AND
                                                CONTRIBUTION       VARIABLE
                                                 PRINCIPLE         ANNUITIES        OTHER
                                                   E(MN)             E(MN)          E(MN)
                                                ------------    ---------------    --------
2001
Life/Health...................................    101,858           77,890          36,867
Property-Casualty.............................      5,695               --             105
                                                  -------           ------          ------
          Total...............................    107,553           77,890          36,972
                                                  =======           ======          ======
2000
Life/Health...................................    102,778           67,893          32,019
Property-Casualty.............................      4,946               --              91
                                                  -------           ------          ------
          Total...............................    107,724           67,893          32,110
                                                  =======           ======          ======

                                 ALLIANZ GROUP

RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSES

     The gross reserve for loss and loss adjustment expenses is divided between the two main categories of the Group's insurance business as follows as of December 31:

                                                               2001      2000
                                                              E(MN)     E(MN)
                                                              -----     -----
Life/Health.................................................   5,172     4,966
Property-Casualty...........................................  61,476    54,047
                                                              ------    ------
          Total.............................................  66,648    59,013
                                                              ======    ======

     The reserve for loss and loss adjustment expenses (loss reserves) has changed in Property-Casualty insurance the years ended December 31, as follows:

                                                          2001      2000      1999
                                                         E(MN)     E(MN)     E(MN)
                                                         -----     -----     -----
Loss reserve as of January 1:
     Gross.............................................  54,047    51,272    45,560
     Amount ceded to reinsurers........................  12,571    12,089     9,428
                                                         ------    ------    ------
     Net...............................................  41,476    39,183    36,132
                                                         ------    ------    ------
Plus claims (net):
     Claims in the year under review...................  27,295    24,163    23,427
     Previous years claims.............................      76      (123)     (787)
                                                         ------    ------    ------
     Total.............................................  27,371    24,040    22,640
                                                         ------    ------    ------
Less claims paid (net):
     Claims in the year under review...................  11,895    11,735    12,279
     Previous years claims.............................  12,462    11,968     9,166
                                                         ------    ------    ------
     Total.............................................  24,357    23,703    21,445
                                                         ------    ------    ------
Currency translation adjustments.......................     407       649     1,410
Change in the group of consolidated companies..........     423       240       928
Reclassification.......................................      --       458        --
Other changes..........................................      --       609      (482)
                                                         ------    ------    ------
Loss reserve as of December 31:
     Net...............................................  45,320    41,476    39,183
     Amount ceded to reinsurers........................  16,156    12,571    12,089
                                                         ------    ------    ------
     Gross.............................................  61,476    54,047    51,272
                                                         ======    ======    ======

     The favorable development for prior year claims in 1999 is primarily due to subsidiaries in Germany, Austria and the UK, offset to some extent by unfavorable run-off in Italy and the United States.

     Reserves for loss and LAE of subsidiaries purchased (sold) are included (excluded) as of the date of transaction (disposition).

                                 ALLIANZ GROUP

     Other changes in 2000 includes an amount of E322 million for ending a reinsurance contract with Munich Re. Restructuring represents the movement of certain AGF Belgium reserves from aggregate policy reserves to loss reserves.

     On a consolidated Group basis, the terrorist attack of September 11, 2001 resulted in net claims costs of E1,500 million. No exceptional events insured against have occurred since the balance sheet date which would materially effect the net worth, financial position or results of the Group.

     Annuities are established to satisfy liabilities for certain loss and loss adjustment expenses. The balance sheet figure includes annuity reserves as of December 31, 2001 on a gross basis of E2,743 million (2000: E2,577 million). A majority of these reserves have been discounted at interest rates between 3.25% and 6.55%.

     The following table shows, by country, the carrying amounts of reserves as of December 31, for claims and claim adjustment expenses that have been discounted, and the interest rates used for discounting.

                         DISCOUNTED      AMOUNT OF THE
                        RESERVES IN       DISCOUNT IN           INTEREST RATE USED FOR
                           E(MN)             E(MN)                   DISCOUNTING
                       --------------    --------------    --------------------------------
                       2001     2000     2001     2000          2001              2000
                       ----     ----     ----     ----          ----              ----
United States........    288      208      412      295        6.55%             6.55%
Germany..............    279      250      202      180    3.25% to 4.00%    3.25% to 4.00%
Switzerland..........    456      443      374      379        4.00%         4.00% to 6.00%
France...............  1,410    1,386      451      444    3.2% to 4.00%     3.20% to 4.00%
Portugal.............     91       87       91       96    5.25% to 6.00%        5.25%
Netherlands..........      7        4        2        1        4.00%             4.00%
Brazil...............     52       49        7        7        19.00%            19.00%
Hungary..............     50       41       19       15        1.80%             2.00%
Belgium..............    110      109       31       28        4.74%             4.75%
                       -----    -----    -----    -----
          Total......  2,743    2,577    1,589    1,445
                       =====    =====    =====    =====

ASBESTOS AND ENVIRONMENTAL CLAIMS EXPOSURE

     Reserves for asbestos-related illnesses, toxic waste clean-up claims and latent drug and chemical exposures cannot be estimated with traditional loss reserving techniques. Case reserves are established when sufficient information has been obtained to indicate the involvement of a specific insurance policy. In addition, IBNR reserves are established to cover additional exposures on both known and unasserted claims. In establishing liabilities for claims arising from asbestos-related illnesses, toxic waste clean-up and latent drug and chemical exposures, management considers facts currently known and the current state of the law and coverage litigation.

     However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpretation in the future, there is significant uncertainty regarding the extent of remediation and insurer liability.

     The Group is affected by industry-wide increases in asbestos and environmental claims, primarily through its US subsidiary Fireman's Fund.

                                 ALLIANZ GROUP

     The industry-wide loss trends for some of these exposures, especially for asbestos-related losses, have deteriorated recently. Some of the reasons for this deterioration include: insured's who either produced or installed products containing asbestos have seen more and larger claims brought against them, some of these companies have declared bankruptcy which has caused plaintiff attorneys to seek larger amounts from solvent defendants and to also include new defendants. Some defendants are also seeking relief under different coverage provisions when the products liability portion of their coverage has been exhausted. These developments led the Company to engage outside actuarial consulting firms to update a previous study conducted in 1995 to analyze the adequacy of the Company's reserves for these types of losses.

     Management expects this analysis to be completed during the second half of 2002. As of the current date, management continues to rely on the results of the 1995 study as the basis for its best estimate of asbestos and environmental reserves. Upon completion of the analyses, additions to the reserves for environmental and asbestos losses may be necessary and these additions could be significant.

     The total net reserve for asbestos and environmental claims exposure related liabilities for the Group's US based subsidiaries at December 31, 2001 was E979 million (2000: E1,073 million). The total gross reserve for asbestos and environmental claims exposure related liabilities at December 31, 2001 was E1,838 million (2000: E1,983 million).

RESERVE FOR PREMIUM REFUNDS

     The reserve for premium refunds includes the amounts to which policyholders are entitled under the relevant local statutory or contractual regulations in the form of experience-rated or other participations in profits and, secondly, amounts arising from the valuation of certain assets and liabilities of the Group's life and health insurance enterprises at fair market value (the "latent" reserve for premium refunds).

     The reserve for premium refunds has changed as follows during the years ended December 31:

                                                          2001      2000      1999
                                                         E(MN)     E(MN)     E(MN)
                                                         -----     -----     -----
Amounts already allocated under local regulations:
     As of January 1...................................  10,583     9,094     7,509
     Changes in the Group of consolidated companies....      --        --        97
     Change............................................    (495)    1,489     1,488
                                                         ------    ------    ------
As of December 31......................................  10,088    10,583     9,094
                                                         ------    ------    ------
Latent reserves
     As of January 1...................................  17,555    19,529    18,800
     Change due to fluctuations in market value........  (3,120)   (2,949)      564
     Changes in the Group of consolidated companies....     (66)       --        --
     Changes due to valuation differences charged
       (credited) to income............................  (2,868)      975       164
                                                         ------    ------    ------
As of December 31......................................  11,501    17,555    19,528
                                                         ------    ------    ------
Total..................................................  21,589    28,138    28,622
                                                         ======    ======    ======

                                 ALLIANZ GROUP

     In addition to the amounts allocated under policyholders of the Allianz Group were credited amounts totaling E6,478 million (2000: E7,536 million and 1999: E7,830 million) directly from the surplus.

(19) LIABILITIES TO BANKS

                                                               2001      2000
                                                               E(MN)     E(MN)
                                                               -----     -----
Payable on demand...........................................   21,352      471
Registered bonds............................................    6,843       --
Other term liabilities......................................  107,207    4,701
                                                              -------    -----
Liabilities to banks........................................  135,402    5,172
                                                              =======    =====

     Liabilities due within one year total E121,320 million (2000: E4,634 million) and those due after more than one year total E14,082 million (2000:
E538 million)

     Liabilities to domestic banks amount to E55,671 million (2000: E1,613 million) and liabilities to foreign banks amount to E79,731 million (2000:
E3,557 million).

(20) LIABILITIES TO CUSTOMERS

                                                               2001       2000
                                                               E(MN)     E(MN)
                                                               -----     -----
Savings deposits............................................   10,995    1,931
Home loan savings deposits..................................    2,903    1,300
                                                              -------    -----
Total.......................................................   13,898    3,231
                                                              -------    -----
Payable on demand...........................................   50,908      991
Registered mortgage bonds...................................   12,660       --
Term liabilities............................................   67,978       --
Other liabilities...........................................   31,879    5,462
                                                              -------    -----
Liabilities to customers....................................  177,323    9,684
                                                              =======    =====

     2001 liabilities to customers include E7,307 million of non-interest bearing deposits. Liabilities due within one year total E134,766 million.

     Liabilities to customers are classified according to the following customer groups:

                                               2001                                  2000
                                -----------------------------------   ----------------------------------
                                GERMANY   OTHER COUNTRIES    TOTAL    GERMANY   OTHER COUNTRIES   TOTAL
                                 E(MN)         E(MN)         E(MN)     E(MN)         E(MN)        E(MN)
                                -------   ---------------    -----    -------   ---------------   -----
Corporate customers...........  52,036        73,332        125,368       --            --           --
Public authorities............   2,531         5,449          7,980       --            --           --
Private customers.............  33,543        10,432         43,975    7,859         1,825        9,684
                                ------        ------        -------    -----         -----        -----
Liabilities to customers......  88,110        89,213        177,323    7,859         1,825        9,684
                                ======        ======        =======    =====         =====        =====

                                 ALLIANZ GROUP

(21) CERTIFICATED LIABILITIES

     Certificated liabilities comprise debentures and other liabilities for which transferable certificates have been issued.

                                                               2001       2000
                                                               E(MN)     E(MN)
                                                               -----     -----
Mortgage bonds..............................................   13,037        --
Public-sector bonds.........................................   41,540        --
Debentures..................................................   48,222        --
                                                              -------    ------
Total bonds issued..........................................  102,799        --
                                                              -------    ------
Money market securities.....................................   29,749        --
Other.......................................................    2,122    13,606
                                                              -------    ------
Other certificated liabilities..............................   31,871    13,606
                                                              -------    ------
Certificated liabilities....................................  134,670    13,606
                                                              =======    ======

     E20,560 million of bonds issued mature within one year.

     The contractual maturity of certificated liabilities as of December 31, 2001, was as follows:

                                                               E(MN)
                                                              -------
Due within three months.....................................   32,998
Due after three months or within one year...................   21,108
Due after one year or within five years.....................   58,088
Due after five years........................................   22,476
                                                              -------
          Total.............................................  134,670
                                                              =======

(22) TRADING LIABILITIES

                                                               2001     2000
                                                              E(MN)     E(MN)
                                                              -----     -----
Derivatives.................................................  15,973      --
Obligations to deliver securities...........................  26,031      --
Other trading liabilities...................................   2,534     197
                                                              ------     ---
          Total.............................................  44,538     197
                                                              ======     ===

(23) OTHER ACCRUED LIABILITIES

                                                               2001     2000
                                                              E(MN)     E(MN)
                                                              -----     -----
Reserves for pensions and similar obligations...............   5,629    3,528
Accrued taxes...............................................   2,478      947
Miscellaneous accrued liabilities...........................   6,010    2,668
                                                              ------    -----
          Total.............................................  14,117    7,143
                                                              ======    =====

                                 ALLIANZ GROUP

     Accrued taxes amounting to E1,523 million are attributable to Dresdner
Bank.

PENSIONS AND SIMILAR RESERVES

                                                              2001     2000
                                                              E(MN)    E(MN)
                                                              -----    -----
Reserves for pensions.......................................  5,268    3,147
Reserves for similar obligations............................    361      381
                                                              -----    -----
          Total.............................................  5,629    3,528
                                                              =====    =====

     The Allianz Group maintains various defined benefit and defined contribution pension plans covering its worldwide operations. Allianz Group companies normally have pension plans covering their employees, and in Germany, their agents. In Germany, these are based on fixed benefits (defined benefit pension plans), while in other countries pension plans are normally on the defined contribution basis.

     Under defined benefit pension plans, the beneficiary is promised a particular level of retirement benefit by the enterprise or by a pension fund, while the premiums payable by the enterprise, in contrast, are not fixed in advance.

     The main pension fund is Allianz Versorgungskasse VVaG, Munich, which covers most of the employees of Group enterprises in Germany. It is not included in the consolidated financial statements.

     The pension fund assets are invested mainly in equity securities, investment fund units, fixed income securities and registered bonds. The need to recognize actuarial gains or losses is reviewed using the corridor approach for each individual pension plan.

     The reserve for defined benefit pension plans changed in the year under review as follows:

                                                              2001     2000
                                                              E(MN)    E(MN)
                                                              -----    -----
Value stated as of January 1................................  3,147    3,111
Translation differences.....................................      3        5
Value stated as of January 1................................  3,150    3,116
Changes in the group of consolidated companies..............  2,160        1
Expenses....................................................    449      316
Payments....................................................   (491)    (286)
                                                              -----    -----
Value stated as of December 31..............................  5,268    3,147
                                                              =====    =====

                                 ALLIANZ GROUP

     The following table sets forth the change in the benefit obligation, change in plan assets and the weighted average assumptions used for the various Group pension plans and the amounts recognized in the accompanying consolidated balance sheet as of December 31:

                                                               2001     2000
                                                              E(MN)     E(MN)
                                                              -----     -----
Changes in benefit obligation:
  Benefit obligation as of January 1........................   7,728    7,549
  Service cost..............................................     231      187
  Interest cost.............................................     553      465
  Contributions by plan participants........................      47       41
  Actuarial loss(gain)......................................     107     (203)
  Foreign currency exchange.................................      34       24
  Benefits paid.............................................    (452)    (407)
  Changes in the group of consolidated companies............   2,747        1
  Other.....................................................     (50)      71
                                                              ------    -----
  Benefit obligation as of December 31......................  10,945    7,728
                                                              ======    =====
     Including direct commitments of Group enterprises......   5,842    3,321
     Including commitments through pension funds............   5,103    4,407
Changes in pension fund assets:
  Fair value of pension fund assets as of January 1.........   4,650    4,475
  Actual return (loss) on pension fund assets...............    (198)     154
  Company contributions.....................................      90       78
  Plan participant contributions............................      47       41
  Benefits paid.............................................    (228)    (152)
  Changes in the group of consolidated companies............     588       --
  Other.....................................................      38       54
                                                              ------    -----
  Fair value of pension fund assets as of December 31.......   4,987    4,650
                                                              ======    =====
Reconciliation of balance sheet:
  Pension obligations less pension fund assets..............   5,958    3,078
  Unrecognized gains (losses)...............................    (607)      69
  Unrecognized (prior) service cost.........................     (83)      --
                                                              ------    -----
  Net amount recognized.....................................   5,268    3,147
                                                              ======    =====

     The assumptions for the actuarial computation of the obligations depend on the circumstance in the particular country where the plan has been established.

     The actuarial assumptions for the main pension plans are as follows:

Discount rate...............................................  5-8%    6-8%
Expected rate of return on pension funds assets.............  7-9%    7-9%
Retirement rates............................................  2-5%    3-5%
Benefit levels..............................................  2-3%    2-3%

                                 ALLIANZ GROUP

     The calculations are based on current actuarially calculated mortality estimates. Projected fluctuations depending on age and length of service have also been used, as well as internal Group retirement projections.

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were E10,945 million, E9,850 million and E4,987 million, respectively, as of December 31, 2001 (2000: E6,842 million, E6,241 million and E3,381 million, respectively).

     The net periodic benefit cost (income and expense recognized in the income statement) for the years ended December 31 include the following components:

                                                             2001     2000     1999
                                                             E(MN)    E(MN)    E(MN)
                                                             -----    -----    -----
Components of net periodic benefit cost:
  Current service cost.....................................   231      187      165
  Interest cost............................................   553      465      433
  Expected return on pension fund assets...................  (358)    (339)    (279)
Amortization of:
  Gains/(losses) recognized................................   (19)      --       --
  Prior service cost recognized............................    (1)      --       --
  Income/(expenses) of plan curtailments or settlements....    43        3       (6)
                                                             ----     ----     ----
          Total............................................   449      316      313
                                                             ====     ====     ====

     Most of the amounts expensed are charged in the income statement as acquisition and administrative expenses, and loss and loss adjustment expenses (claims settlement expenses). The actual losses from the pension funds amounted to E198 million in 2001 (2000: gain of E154 million and 1999: gain of E561 million).

     The reserve for other post-retirement obligations was E361 million as of December 31, 2001 (2000: E381 million). The reserve for other post-retirement obligations is primarily composed of obligations for post-retirement benefits not under defined benefit plans, health care benefits and statutorily required post-retirement benefits.

     DEFINED CONTRIBUTION PENSION PLANS are funded through independent pension funds or similar organizations. Contributions fixed in advance, based e.g., on salary, are paid to these institutions and the beneficiary's right to benefits exists against the pension fund. The employer has no obligation beyond payment of the contributions (premiums). The main pension fund is the Versicherungsverein des Bankgewerbes a.G., Berlin, which covers most of the banking employees in Germany.

     Amounts expensed by the Group for defined contribution pension plans was E108 million for the year ended December 31, 2001 (2000: E65 million and 1999:
E35 million).

MISCELLANEOUS ACCRUED LIABILITIES

     Miscellaneous accrued liabilities primarily include reserves of E478 million (2000: E309 million) for restructuring in connection with company mergers and reserves for employee expenses amounting to E3,039 million (2000:
E811 million).

                                 ALLIANZ GROUP

     Activity in the provisions for restructuring costs for the years ended December 31, was as follows:

                                                             2001     2000     1999
                                                             E(MN)    E(MN)    E(MN)
                                                             -----    -----    -----
Provisions as of January 1.................................   309      485      637
New Provision:
  Changes in consolidation.................................   385       --       --
  Through income...........................................   149        5       --
Reclassifications..........................................    --       --      (50)
Additions to existing provisions...........................    62       15       76
Release of provisions via payments.........................  (370)    (196)    (173)
Release of provisions through income.......................   (58)      --       --
Exchange rate impact.......................................     1       --       (5)
                                                             ----     ----     ----
Provisions as of December 31,..............................   478      309      485
                                                             ====     ====     ====

DRESDNER BANK RESTRUCTURING PLANS

     In connection with the acquisition of Dresdner Bank, several restructuring plans established by Dresdner Bank prior to the acquisition by Allianz AG have been included in the consolidated financial statements of Allianz AG. In total, E315 million of restructuring provisions have been assumed by Allianz AG as of the acquisition date.

     This amount is comprised of restructuring plans established by Dresdner Bank in May 2000 related to the reorganization of the German branch network and other domestic restructuring activities of E217 million and a restructuring initiative related to the bank's non-European business of E98 million primarily concerning the reduction of commercial lending activities outside of Europe. These plans are expected to be completed by 2004. During 2001, the provisions relating to these plans were reduced by E5 million and payments of E28 million were made. At December 31, 2001, a provision of E188 million and E94 million, respectively was outstanding related to the two plans.

     In addition, a restructuring provision of E70 million directly related to the acquisition of Dresdner Bank was included as part of the purchase price. This provision relates to the reorganization of the bank's investment banking division, which was combined with its European corporate banking and capital market activities into a single new division. This project is expected to be completed by the end of 2002. During 2001, a total of E118 million was added to this provision and charged to income, whereas a total of E78 million was utilized resulting in a balance of E110 million as of December 31, 2001.

     In September 2001, another restructuring plan relating primarily to two subsidiaries of Dresdner Bank was established. This restructuring plan is expected to be completed by the end of 2004. Initially, E31 million was provided and expensed, of which E4 million has been utilized, resulting in a balance of E27 million as of December 31, 2001.

     In total, the restructuring provisions related to Dresdner Bank amounted to E419 million at December 31, 2001.

                                 ALLIANZ GROUP

AGF RESTRUCTURING PLAN

     In connection with the acquisition of AGF, a restructuring plan was implemented to integrate AGF with other French subsidiaries and to facilitate AGF being the operating entity for a significant portion of Group companies in Europe, Africa, and the Middle East. The total restructuring charges allocated to the purchase price of AGF amounted to E469 million in 1998. AGF recorded charges of E76 million and E15 million for 1999 and 2000, respectively in restructuring costs which were included in other expenses in the income statement.

     In 2001, AGF utilized the remaining outstanding provision of E209 million resulting in no provision as of December 31, 2001.

(24) OTHER LIABILITIES

                                                               2001      2000
                                                              E(MN)     E(MN)
                                                              -----     -----
Funds held under reinsurance business ceded.................   8,929     9,127
Accounts payable on direct insurance business...............   7,610     7,296
Accounts payable on reinsurance business....................   2,103     2,082
Other liabilities...........................................  23,258     9,987
                                                              ------    ------
          Total.............................................  41,900    28,492
                                                              ======    ======

     Accounts payable on direct insurance business and accounts payable on reinsurance are due within one year. Of the remaining liabilities stated under other liabilities, E14,876 million (2000: E6,392 million) are due within one year, those due after more than one year total E8,382 million (2000: E3,595 million).

     Other liabilities primarily include liabilities arising from tax charges on income totaling E1,055 million (2000: E978 million), interest and rental liabilities amounting to E3,874 million (2000: E590 million), social security liabilities of E274 million (2000: E156 million), derivative liabilities of E868 million (2000: E0 million), and unprocessed sales totaling E876 million (2000:
E531 million).

(25) DEFERRED INCOME

     This item includes miscellaneous deferred income positions amounting to E619 million as of December 31, 2001 (2000: E564 million).

                                 ALLIANZ GROUP

         SUPPLEMENTARY INFORMATION ON THE CONSOLIDATED INCOME STATEMENT

(26) PREMIUMS EARNED (NET)

                                                                     PROPERTY-
                                                     LIFE/HEALTH*    CASUALTY*    TOTAL
                                                        E(MN)          E(MN)      E(MN)
                                                     ------------    ---------    -----
2001
Gross premiums written.............................     20,129        41,459      61,588
Premiums ceded in reinsurance......................     (1,169)       (6,669)     (7,838)
Change in unearned premiums (net)..................         19        (1,024)     (1,005)
                                                        ------        ------      ------
Premiums earned (net)..............................     18,979        33,766      52,745
                                                        ======        ======      ======
2000
Gross premiums written.............................     20,219        37,666      57,885
Premiums ceded in reinsurance......................     (1,139)       (6,488)     (7,627)
Change in unearned premiums (net)..................         (3)         (348)       (351)
                                                        ------        ------      ------
Premiums earned (net)..............................     19,077        30,830      49,907
                                                        ======        ======      ======
1999
Gross premiums written.............................     18,466        35,341      53,807
Premiums ceded in reinsurance......................     (1,169)       (5,880)     (7,049)
Change in unearned premiums (net)..................       (239)         (337)       (576)
                                                        ------        ------      ------
Premiums earned (net)..............................     17,058        29,124      46,182
                                                        ======        ======      ======

---------------
     * After eliminating intra-group transactions between segments.

     Gross premiums written in the year under review totaled E58,331 million for direct insurance business and E3,257 million for reinsurance business assumed.

     In the case of life insurance products where the policyholder carries the investment risk (e.g., variable annuities), only those parts of the premiums used to cover the risks insured and costs involved are treated as premium income.

(27) INTEREST AND SIMILAR INCOME

                                                          2001      2000      1999
                                                         E(MN)     E(MN)     E(MN)
                                                         -----     -----     -----
Income from
  Securities held to maturity..........................     467       509       983
  Securities available for sale........................  13,055    11,889    11,056
  Real estate used by third parties....................   1,108       850       873
  Lending and money market transaction.................   1,935       253        --
  Leasing agreements...................................      68        87       141
  Loans advanced by Group enterprises..................   6,631     1,699     2,256
  Other interest-bearing instruments...................     960     1,308       634
                                                         ------    ------    ------
          Total........................................  24,224    16,595    15,943
                                                         ======    ======    ======

                                 ALLIANZ GROUP

     Interest and similar income includes dividend income of E2,147 million (2000: E1,806 million and 1999: E2,323 million).

     The net interest margin from banking business* is comprised as follows:

                                                               2001      2000
                                                              E(MN)     E(MN)
                                                              -----     -----
Interest and current income.................................   9,073     1,414
Interest expenses...........................................  (6,668)   (1,190)
Net interest margin.........................................   2,405       224
Less loan loss allowance....................................     588        21
Net interest margin after loan loss allowance...............   1,817       203

---------------
     * After eliminating intra-group transactions between segments.

(28) INCOME (NET) FROM INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES AND ASSOCIATED ENTERPRISES

                                                             2001     2000     1999
                                                             E(MN)    E(MN)    E(MN)
                                                             -----    -----    -----
Income
Current income.............................................    657    1,161      997
Write-ups..................................................     27       12       --
Realized gains from investments in affiliated enterprises,
  joint ventures and associated enterprises................  1,319      725      497
                                                             -----    -----    -----
     Total.................................................  2,003    1,898    1,494
                                                             =====    =====    =====
Expenses
Depreciation...............................................   (243)     (23)      (7)
Realized losses on investments in affiliated enterprises,
  joint ventures and associated enterprises................   (119)     (15)      (7)
Miscellaneous expenses.....................................    (53)      --       --
     Total.................................................   (415)     (38)     (14)
                                                             -----    -----    -----
Income (net)...............................................  1,588    1,860    1,480
                                                             =====    =====    =====

     E1,388 million (2000: E1,263 million and 1999: E982 million) of the income
(net) from investments in affiliated enterprises, joint ventures and associated enterprises is attributable to associated enterprises. E866 million of this relates to a structured securities lending transaction relating to ordinary shares of Munich Re.

                                 ALLIANZ GROUP

(29) OTHER INCOME FROM INVESTMENTS

                                                           2001      2000     1999
                                                           E(MN)    E(MN)     E(MN)
                                                           -----    -----     -----
Realized gains on
Securities held to maturity..............................      2         8       15
Securities available for sale............................  7,738    10,583    8,072
Real estate used by third parties........................    303       278      302
Other investments........................................     72        38       12
                                                           -----    ------    -----
Subtotal.................................................  8,115    10,907    8,401
                                                           -----    ------    -----
Income from revaluations on
Securities held to maturity..............................      7         3        1
Securities available for sale............................    184        --
Real estate used by third parties........................     87        35       11
Other investments........................................    109        --        1
                                                           -----    ------    -----
Subtotal.................................................    387        38       13
                                                           -----    ------    -----
Total....................................................  8,502    10,945    8,414
                                                           =====    ======    =====

(30) TRADING INCOME

     Trading income amounting to E1,592 million (2000:(E36 million)) includes income from trading activities of banking business (after eliminating intra-Group transactions between segments) totaling E244 million (2000: E7 million). This is comprised as follows:

                                                              2001     2000
                                                              E(MN)    E(MN)
                                                              -----    -----
Securities Trading..........................................    59       3
Foreign exchange/precious metals trading....................    49      (1)
Other dealings in financial instruments.....................   136       5
                                                               ---      --
          Total.............................................   244       7
                                                               ===      ==

     Trading income includes contributions to earnings amounting to E1,385 million from derivative financial instruments used by insurance companies for which hedge accounting is not applied. These include gains on derivative financial instruments embedded in exchangeable bonds issued amounting to E880 million and income from forward contracts that are used to hedge investments amounting to E966 million. Also included are losses totaling E461 million arising from the use of other derivative financial instruments by insurance companies.

                                 ALLIANZ GROUP

(31) FEE AND COMMISSION INCOME, AND INCOME FROM SERVICE ACTIVITIES

     Out of the total fee and commission income, and income from service activities, E1,383 million (2000: E38 million) are attributable to banking business and E2,429 million (2000: E1,099 million) are attributable to asset management.*

     Net fee and commission income from banking business*:

                                                              2001     2000
                                                              E(MN)    E(MN)
                                                              -----    -----
Fee and commission income...................................  1,383      38
Fee and commission expenses.................................   (162)    (37)
                                                              -----     ---
          Total.............................................  1,221       1
                                                              =====     ===

---------------
     * After eliminating intra-group transactions between segments.

     Net fee and commission income comprises the following:

                                                              2001     2000
                                                              E(MN)    E(MN)
                                                              -----    -----
Securities business.........................................    713      --
Loan business...............................................     72      --
Underwriting business (new issues)..........................     75      --
Other.......................................................    361       1
                                                              -----    ----
          Net fee and commission income.....................  1,221       1
                                                              =====    ====

(32) OTHER INCOME

     Other income is comprised of the following:

                                                              2001     2000
                                                              E(MN)    E(MN)
                                                              -----    -----
Other reserve reductions....................................    694      198
Reinsurance.................................................    485      426
Fees........................................................    473      118
Foreign currency transaction gains..........................    114      135
Income from other assets....................................    101      100
Other.......................................................    612    1,354
                                                              -----    -----
          Total.............................................  2,479    2,331
                                                              =====    =====

                                 ALLIANZ GROUP

(33) INSURANCE BENEFITS

     Insurance benefits in Life/Health* comprise the following:

                                                                 CEDED IN
                                                      GROSS     REINSURANCE     NET
                                                      E(MN)        E(MN)       E(MN)
                                                      -----     -----------    -----
2001
Benefits paid.......................................  15,576      (1,135)      14,441
Change in reserves
  Aggregate policy reserve..........................   6,526        (231)       6,295
  Other.............................................     196        (122)          74
                                                      ------      ------       ------
Subtotal............................................  22,298      (1,488)      20,810
Expenses for premium refunds........................   1,873          (4)       1,869
                                                      ------      ------       ------
          Total.....................................  24,171      (1,492)      22,679
                                                      ======      ======       ======
2000
Benefits paid.......................................  14,948        (951)      13,997
Change in reserves
  Aggregate policy reserve..........................   6,364        (345)       6,019
  Other.............................................     524         104          628
                                                      ------      ------       ------
Subtotal............................................  21,836      (1,192)      20,644
                                                      ------      ------       ------
Expenses for premium refunds........................   6,448          --        6,448
                                                      ------      ------       ------
          Total.....................................  28,284      (1,192)      27,092
                                                      ======      ======       ======
1999
Benefits paid.......................................  13,569        (886)      12,683
Change in reserves
  Aggregate policy reserve..........................   6,430        (316)       6,114
  Other.............................................     427        (121)         306
                                                      ------      ------       ------
Subtotal............................................  20,426      (1,323)      19,103
                                                      ------      ------       ------
Expenses for premium refunds........................   5,946          --        5,946
                                                      ------      ------       ------
          Total.....................................  26,372      (1,323)      25,049
                                                      ======      ======       ======

---------------
     * After eliminating intra-Group transactions between segments.

                                 ALLIANZ GROUP

     Insurance benefits in Property-Casualty* comprise the following:

                                                                   CEDED
                                                      GROSS     REINSURANCE     NET
                                                      E(MN)        E(MN)       E(MN)
                                                      -----     -----------    -----
2001
Claims:
Claims paid.........................................  29,966      (5,609)      24,357
Change in loss and LAE..............................   5,871      (2,857)       3,014
                                                      ------      ------       ------
Subtotal............................................  35,837      (8,466)      27,371
                                                      ------      ------       ------
Change in other reserves:
Aggregate policy reserves...........................     428        (227)         201
Other...............................................    (227)        (15)        (242)
                                                      ------      ------       ------
Subtotal............................................     201        (242)         (41)
                                                      ------      ------       ------
Expenses for premium refunds........................     167         (22)         145
                                                      ------      ------       ------
          Total.....................................  36,205      (8,730)      27,475
                                                      ======      ======       ======
2000
Current claims:
Claims paid.........................................  28,646      (4,943)      23,703
Change in loss and LAE..............................     948        (611)         337
                                                      ------      ------       ------
Subtotal............................................  29,594      (5,554)      24,040
                                                      ------      ------       ------
Change in other reserves:
Aggregate policy reserve............................     370         (27)         343
Other...............................................    (132)         18         (114)
                                                      ------      ------       ------
Subtotal............................................     238          (9)         229
                                                      ------      ------       ------
Expenses for premium refunds........................     407         (30)         377
                                                      ------      ------       ------
          Total.....................................  30,239      (5,593)      24,646
                                                      ======      ======       ======
1999
Current claims:
Claims paid.........................................  25,685      (4,240)      21,445
Change in loss and LAE..............................   2,593      (1,398)       1,195
                                                      ------      ------       ------
Subtotal............................................  28,278      (5,638)      22,640
                                                      ------      ------       ------
Change in other reserves:
Aggregate policy reserve............................     247         (27)         220
Other...............................................      43           9           52
                                                      ------      ------       ------
Subtotal............................................     290         (18)         272
                                                      ------      ------       ------
Expenses for premium refunds........................     428         (58)         370
                                                      ------      ------       ------
          Total.....................................  28,996      (5,714)      23,282
                                                      ======      ======       ======

---------------
     * After eliminating intra-Group transactions between segments.

                                 ALLIANZ GROUP

(34) INTEREST AND SIMILAR EXPENSES

     The following table presents interest and similar expenses at December 31,:

                                                             2001     2000     1999
                                                             E(MN)    E(MN)    E(MN)
                                                             -----    -----    -----
  Deposits.................................................    610      198      168
  Certificated liabilities.................................  4,607      617      522
                                                             -----    -----    -----
  Subtotal.................................................  5,217      815      690
  Other interest expenses..................................  2,730    1,584    1,340
                                                             -----    -----    -----
          Total............................................  7,947    2,399    2,030
                                                             =====    =====    =====

                                 ALLIANZ GROUP

(35) OTHER EXPENSES FOR INVESTMENTS

                                                             2001     2000     1999
                                                             E(MN)    E(MN)    E(MN)
                                                             -----    -----    -----
Realized losses on investments
  Securities held to maturity..............................     12       15        3
  Securities available for sale............................  6,888    3,989    2,491
  Real estate used by third parties........................     19       75       31
  Other investment securities..............................     79       --       10
                                                             -----    -----    -----
Subtotal...................................................  6,998    4,079    2,535
Unscheduled write-downs on investments
  Securities held to maturity..............................     35        2        2
  Securities available for sale............................  1,507      411        1
  Real estate used by third parties........................    378      444      446
  Other investment securities..............................      5       13        5
                                                             -----    -----    -----
Subtotal...................................................  1,925      870      454
                                                             -----    -----    -----
          Total............................................  8,923    4,949    2,989
                                                             =====    =====    =====

(36) LOAN LOSS PROVISIONS

                                                              2001     2000
                                                              E(MN)    E(MN)
                                                              -----    -----
Additions to allowances including direct write-offs.........  1,204     104
Less amounts released.......................................   (593)    (73)
Less recoveries on loans previously written off.............    (15)    (10)
                                                              -----     ---
Loan loss provisions........................................    596      21
                                                              =====     ===

                                 ALLIANZ GROUP

(37) ACQUISITION COSTS AND ADMINISTRATIVE EXPENSES

                                                                              PROPERTY-
                                                              LIFE/HEALTH*    CASUALTY*
                                                                 E(MN)          E(MN)
                                                              ------------    ---------
2001
Acquisition costs:
  Payments..................................................      3,341         6,642
  Less Commissions and profit received on reinsurance
    business ceded..........................................       (198)       (1,389)
  Change in deferred acquisition costs......................       (620)         (270)
                                                                 ------        ------
Deferred acquisition costs amortization.....................      2,523         4,983
Administrative expenses.....................................      1,269         4,482
                                                                 ------        ------
Underwriting costs (net)....................................      3,792         9,465
Expenses for management of investments......................        457           484
                                                                 ------        ------
Total acquisition costs and administrative expenses.........      4,249         9,949
                                                                 ======        ======
2000
Acquisition costs:
  Payments..................................................      3,097         7,698
  Less Commissions and profit received on reinsurance
    business ceded..........................................       (193)       (1,449)
  Change in deferred acquisition costs......................       (848)       (1,021)
                                                                 ------        ------
Deferred acquisition costs amortization.....................      2,056         5,228
Administrative expenses.....................................      1,528         3,257
                                                                 ------        ------
Underwriting costs (net)....................................      3,584         8,485
Expenses for management of investments......................        398           558
                                                                 ------        ------
Total acquisition costs and administrative expenses.........      3,982         9,043
                                                                 ======        ======
1999
Acquisition costs:
  Payments..................................................      2,867         6,254
  Less Commissions and profit received on reinsurance
    business ceded..........................................       (183)       (1,427)
  Change in deferred acquisition costs......................     (1,007)         (185)
                                                                 ------        ------
Deferred acquisition costs amortization.....................      1,677         4,642
Administrative expenses.....................................      1,129         3,369
                                                                 ------        ------
Underwriting costs (net)....................................      2,806         8,011
Expenses for management of investments......................        358           347
                                                                 ------        ------
Total acquisition costs and administrative expenses.........      3,164         8,358
                                                                 ======        ======

                                 ALLIANZ GROUP

                                                                             ASSET
                                                              BANKING*    MANAGEMENT*
                                                               E(MN)         E(MN)
                                                              --------    -----------
2001
Personnel expenses..........................................    2,045        1,102
Operation expenses..........................................    1,360          619
                                                               ------       ------
Total acquisition costs and administrative expenses.........    3,405        1,721
                                                               ======       ======
2000
Personnel expenses..........................................      106          303
Operation expenses..........................................       64          181
                                                               ------       ------
Total acquisition costs and administrative expenses.........      170          484
                                                               ======       ======

---------------
     * After eliminating intra-Group transactions between segments.

     Acquisition costs and administrative expenses in insurance business include the personnel and operating expenses of the insurance business allocated to the functional areas "Acquisition of insurance policies", "Administration of insurance policies" and "Management of investments". Other personnel and operating expenses are reported under insurance benefits (claims settlement expenses) and other expenses.

     All personnel and operating expenses in banking are reported under "Acquisition and administrative expenses".

(38) OTHER EXPENSES

                                                              2001     2000
                                                              E(MN)    E(MN)
                                                              -----    -----
Overhead expenses...........................................  1,526    1,112
Expenses for service activities.............................    971      923
Expenses resulting from reinsurance business................    562    1,204
Depreciation and write-downs of other intangible assets.....    413      303
Expense of transferring or increasing miscellaneous or
  accrued liabilities.......................................    389       91
Fees........................................................    281      113
Direct charge to policy reserve.............................    257      107
Integration expenses........................................    236       --
Amortization of capitalized loyalty bonuses to senior
  management of PIMCO Group.................................    188      110
Foreign currency losses.....................................    137      131
Expenses for assistance to victims under joint and several
  liability and road casualties.............................    127       85
Interest on accumulated policyholder dividends..............    108       72
Other.......................................................  1,183    1,344
                                                              -----    -----
          Total.............................................  6,378    5,595
                                                              =====    =====

                                 ALLIANZ GROUP

(39) TAXES

     The tax shown in the income statement comprises the taxes actually charged to individual Group enterprises and changes in deferred tax assets and liabilities.

     Taxes for the years ended December 31, are as follows:

                                                             2001     2000     1999
                                                            E(MN)     E(MN)    E(MN)
                                                            -----     -----    -----
Current taxes.............................................     617     629     1,909
Deferred taxes............................................  (1,531)   (491)     (437)
                                                            ------    ----     -----
Subtotal..................................................    (914)    138     1,472
                                                            ------    ----     -----
Other taxes...............................................      74      38        41
                                                            ------    ----     -----
          Total...........................................    (840)    176     1,513
                                                            ======    ====     =====

     The calculation of deferred tax is based on temporary differences between the carrying amounts of assets or liabilities in the balance sheet and their tax basis, and on differences recognized as income or expense arising from the application of uniform valuation policies for consolidation purposes and from consolidation procedures.

     The tax rates used in the calculation of deferred taxes are the applicable national rates; changes to tax rates already adopted on the balance sheet date are taken into account. Deferred taxes on losses carried forward are recognized as an asset, if at the time of recognition, it is probable that sufficient future taxable profits will be available against which the unused tax losses can be utilized. The Group reported average earnings from ordinary activities (before income taxes) for the past three years amounting to E3,797 million and believes that the recoverability of deferred tax assets is probable.

     Carrying back tax losses reduced current taxes for the year ended December 31, 2001 by E72 million (2000: E92 million and 1999: E17 million).

     Unused tax losses carried forward at the balance sheet date of E9,876 million and deferred tax assets have been recognized where there is sufficient certainty that the unused tax losses will be utilized. E5,672 million of the tax losses carried forward can be utilized without restriction.

     Aside from the losses sustained during the course of fiscal year 2001, the rise in tax losses carried forward by comparison with the previous year is due to consolidation of Dresdner Bank in the consolidated financial statements.

                                 ALLIANZ GROUP

     Losses carried forward can be utilized subject to restrictions and are scheduled in subsequent years as follows:

YEAR ENDING                                                   E(MN)
-----------                                                   ------
2002........................................................     72
2003........................................................    598
2004........................................................    660
2005........................................................    332
2006........................................................    695
2007........................................................     49
2008........................................................     18
2009........................................................     15
2010........................................................     30
2011........................................................      6
> 10 years..................................................  1,729
unrestricted................................................  5,672
                                                              -----
Total.......................................................  9,876
                                                              =====

     The current tax charge for 2001 is E1,250 million less than (2000: E1,666 million less than and 1999: E281 million less than) the anticipated tax charge on income which would have been incurred based on an estimated weighted average tax rate for the Group applied to earnings before taxation. The difference is due mainly to tax-free income and extraordinary income arising from the release of deferred taxes due to tax rate reductions.

     The low corporate income tax rate of 19.2% expected in 2001 primarily results from the reduction of the income tax rate in Germany. Actual tax expense on income differs from the expected amount computed by applying the statutory rate in each country as follows for the years ended December 31:

                                                             2001       2000       1999
                                                             E(MN)      E(MN)      E(MN)
                                                             -----      -----      -----
Anticipated tax rate......................................    19.2%      37.8%      37.7%
                                                            =======    =======    =======
Anticipated tax charge on income..........................      336      1,842      1,794
- municipal trade tax and similar taxes...................     (276)        74        172
- tax-free income.........................................   (1,314)      (247)      (322)
+ effects of tax losses...................................       63        (92)       (20)
+ other tax settlements...................................      277     (1,439)      (152)
                                                            -------    -------    -------
= Current tax charge......................................     (914)       138      1,472
                                                            =======    =======    =======
Effective tax rate........................................   (52.1%)      2.8%      30.9%
                                                            =======    =======    =======

     The effective tax rate is determined on the basis of the current tax charge on earnings from ordinary activities (before income tax and before minority interests) amounting to E1,753 million (2000: E4,875 million and 1999: E4,763 million). The effective tax rate related to earnings from ordinary activities before amortization of goodwill is (35.7%) (2000: 2.6% and 1999: 28.1%).

     Other tax settlements include an expense of E30 million and income of E1,202 million in 2001 and 2000, respectively, arising from the release of deferred taxes.

                                 ALLIANZ GROUP

     The item "effects of tax losses" includes effects arising from recognizing deferred taxes on losses carried forward as an asset for which no deferred taxes had so far been recognized. It also includes effects that arise from not recognizing deferred taxes on tax losses for the fiscal year.

     During 2000 (effective for 2001), corporate income tax rates in Germany have been reduced from 40% to 25%. In addition, taxes on capital gains on the sale of investment securities after 2001 have been eliminated.

     Corporate income tax rates during 1999 (effective 2000) were reduced from 45% to 40%. The tax burden eased in Italy as a result of a change in municipal taxes. Income from the release of deferred taxes due to these changes in rates for the year ended December 31, 1999, amounted to E484 million.

     Deferred tax assets and liabilities comprise the following balance sheet headings:

                                                              2001      2000
                                                              E(MN)    E(MN)
                                                              -----    -----
Deferred tax assets:
  Intangible assets.........................................    169        16
  Investments...............................................  1,809     1,868
  Trading assets............................................    765        --
  Deferred acquisition costs................................     61        72
  Tax losses carried forward................................  3,019       730
  Other assets..............................................    934       508
  Insurance reserves........................................  1,508     1,642
  Pensions and similar reserves.............................    400       247
  Deferred income...........................................   (250)    1,050
                                                              -----    ------
          Total deferred tax assets.........................  8,415     6,133
                                                              -----    ------
Deferred tax liabilities:
  Intangible assets.........................................    238       324
  Investments...............................................  4,064     9,907
  Trading assets............................................    388         9
  Deferred acquisition costs................................  1,493     1,481
  Other assets..............................................   (101)     (271)
  Insurance reserves........................................  1,593     1,613
  Pensions and similar reserves.............................      5        --
  Deferred income...........................................  1,218     1,269
                                                              -----    ------
          Total deferred tax liability......................  8,898    14,332
                                                              -----    ------
          Net deferred tax liability........................    483     8,199
                                                              =====    ======

                                 ALLIANZ GROUP

(40) SUPPLEMENTARY INFORMATION ON INSURANCE BUSINESS

INVESTMENTS*

                                                      LIFE/HEALTH        PROPERTY- CASUALTY          TOTAL
                                                   ------------------    ------------------    ------------------
                                                    2001       2000       2001       2000       2001       2000
                                                    E(MN)      E(MN)      E(MN)      E(MN)      E(MN)      E(MN)
                                                    -----      -----      -----      -----      -----      -----
Real estate......................................    7,450      7,582      6,930      6,819     14,380     14,401
Investments in affiliated enterprises, joint
  ventures and associated enterprises............    1,073      1,173      6,988     10,513      8,061     11,686
Loans............................................   14,785     13,473      1,901      1,368     16,686     14,841
Other securities
  Held to maturity...............................    5,482      5,309      1,179      1,765      6,661      7,074
  Available for sale.............................  168,030    174,830     76,703     80,796    244,733    255,626
  Trading........................................      771        104      1,371         19      2,142        123
  Total other securities.........................  174,283    180,243     79,253     82,580    253,536    262,823
                                                   -------    -------    -------    -------    -------    -------
Other investments................................    1,563      1,458      8,070      6,948      9,633      8,406
                                                   -------    -------    -------    -------    -------    -------
    Total........................................  199,154    203,929    103,142    108,228    302,296    312,157
                                                   =======    =======    =======    =======    =======    =======

INVESTMENT INCOME* (LIFE/HEALTH AND PROPERTY-CASUALTY)

                                   LIFE/HEALTH                PROPERTY-CASUALTY                  TOTAL
                            --------------------------    -------------------------    --------------------------
                             2001      2000      1999      2001      2000     1999      2001      2000      1999
                            E(MN)     E(MN)     E(MN)     E(MN)     E(MN)     E(MN)    E(MN)     E(MN)     E(MN)
                            -----     -----     -----     -----     -----     -----    -----     -----     -----
Income from investments
  Current income..........  10,516    10,122     9,978     5,278     5,922    5,429    15,794    16,044    15,407
  Income from
    revaluations..........     614        37         8     1,329        15      10      1,943        52        18
  Realized investment
    gains.................   3,605     6,883     5,045     4,458     4,728    3,830     8,063    11,611     8,875
                            ------    ------    ------    ------    ------    -----    ------    ------    ------
Subtotal..................  14,735    17,042    15,031    11,065    10,665    9,269    25,800    27,707    24,300
                            ------    ------    ------    ------    ------    -----    ------    ------    ------
Investment expenses
  Depreciation and write-
    downs on investments..   1,319       400       292     1,104       509     173      2,423       909       465
  Realized investment
    losses................   4,909     2,638     1,560     2,193     1,456     957      7,102     4,094     2,517
  Investment management,
    interest charges and
    other investment
    expenses..............     526       463       392     1,061       923     682      1,587     1,386     1,074
                            ------    ------    ------    ------    ------    -----    ------    ------    ------
Subtotal..................   6,754     3,501     2,244     4,358     2,888    1,812    11,112     6,389     4,056
                            ------    ------    ------    ------    ------    -----    ------    ------    ------
        Total.............   7,981    13,541    12,787     6,707     7,777    7,457    14,688    21,318    20,244
                            ======    ======    ======    ======    ======    =====    ======    ======    ======

---------------

* Presentation of investments and investment income is made in conformity with the EU insurance accounting guideline and after eliminating intra-Group transactions between segments.

                                 ALLIANZ GROUP

(41) SUPPLEMENTARY INFORMATION ON BANKING BUSINESS*

LOANS AND ADVANCES TO BANKS

                                                                     2001
                                                        ------------------------------
                                                                     OTHER
                                                        GERMANY    COUNTRIES    TOTAL
                                                         E(MN)       E(MN)      E(MN)
                                                        -------    ---------    -----
Loans.................................................     531       5,230       5,761
Other advances........................................   9,150      39,612      48,762
                                                         -----      ------      ------
Loans and advances to banks...........................   9,681      44,842      54,523
                                                         -----      ------      ------
Less loan loss allowance..............................       6         246         252
                                                         -----      ------      ------
Loans and advances to banks after loan loss
  allowance...........................................   9,675      44,596      54,271
                                                         =====      ======      ======

LOANS AND ADVANCES TO CUSTOMERS

                                                                   2001
                                                      -------------------------------
                                                                   OTHER
                                                      GERMANY    COUNTRIES     TOTAL
                                                       E(MN)       E(MN)       E(MN)
                                                      -------    ---------     -----
Corporate customers.................................   63,890     82,710      146,600
Public authorities..................................      741      3,460        4,201
Private customers...................................   67,801     12,100       79,901
                                                      -------     ------      -------
Loans and advances to customers.....................  132,432     98,270      230,702
                                                      -------     ------      -------
Less loan loss allowance............................    5,606      2,180        7,786
                                                      -------     ------      -------
Loans and advances to customers after loan loss
  allowance.........................................  126,826     96,090      222,916
                                                      =======     ======      =======

---------------

*  After eliminating intra-Group transactions between segments

     Loans and advances (after loan loss allowance) to banks and customers include reverse repos totaling E82,945 million. Liabilities to banks and to customers include repo transactions amounting to E59,946 million.

     Post-ranking assets amounted to E466 million.

     At the balance sheet date there were commitments to repurchase assets sold under repurchase agreements with a net book value of E63,505 million.

     An amount of E381 million eligible for refinancing with the central bank is held in cash funds.

     The aggregate amount of time deposits in denominations of E100,000 or more at December 31, 2001, was E92,251 million.

                                 ALLIANZ GROUP

ADDITIONAL INFORMATION ON LOANS AND ADVANCES TO CUSTOMERS

     The table shown below provides a breakdown of loans and advances (excluding loan loss allowance) to domestic and foreign corporate customers, private customers and public authorities by economic sector.

                                                             2001
                                                             E(MN)
                                                             -----
Germany:
Manufacturing industry....................................   12,787
Construction..............................................    2,163
Wholesale and retail trade................................    8,357
Financial institutions (excluding banks) and insurance
  companies...............................................    6,861
Service providers.........................................   27,352
Other.....................................................    6,370
                                                            -------
Corporate customers.......................................   63,890
Public authorities........................................      741
Private individuals (including self-employed
  professionals)..........................................   67,801
                                                            -------
          Total...........................................  132,432
                                                            =======

                                                             2001
                                                             E(MN)
                                                             -----
Other countries:
Industry, wholesale and retail trade and service
  providers...............................................   48,778
Financial institutions (excluding banks) and insurance
  companies...............................................   17,607
Other.....................................................   16,325
                                                            -------
Corporate customers.......................................   82,710
Public authorities........................................    3,460
Private individuals.......................................   12,100
                                                            -------
          Total...........................................   98,270
                                                            -------
          Grand total.....................................  230,702
                                                            =======

VOLUME OF FOREIGN CURRENCY EXPOSURE FROM BANKING BUSINESS

     The amounts reported constitute aggregate euro equivalents of a wide variety of currencies outside the EMU. Any differences between the amounts of assets and liabilities result from differing valuation principles. Loans and advances and liabilities are reported at amortized cost, while all derivative transactions are accounted for at fair value.

                                 ALLIANZ GROUP

                                               USD       GBP      OTHER      2001
                                              E(MN)     E(MN)     E(MN)      E(MN)
                                              -----     -----     -----      -----
Balance sheet items:
Assets.....................................  101,680    46,055    37,793    185,528
Liabilities................................  120,113    54,266    33,805    208,184

COLLATERAL PLEDGED FOR OWN LIABILITIES OF BANKING BUSINESS

     For the following liabilities and contingencies, assets having the indicated value were pledged as collateral:

                                                               2001
                                                              E(MN)
                                                              -----
Liabilities to banks........................................  32,226
Liabilities to customers....................................   4,018
Contingent liabilities......................................       2
Other commitments...........................................   8,521
                                                              ------
          Total collateralized liabilities..................  44,767
                                                              ======

     The total amount of collateral pledged consists of the following assets:

                                                               2001
                                                              E(MN)
                                                              -----
Loans and advances to banks.................................   5,132
Loans and advances to customers.............................   9,542
Trading assets..............................................  26,700
Investment securities.......................................   3,376
Property and equipment......................................      17
                                                              ------
          Total value of collateral pledged.................  44,767
                                                              ======

                                 ALLIANZ GROUP

STRUCTURE OF RESIDUAL TERMS FOR BANKING BUSINESS

     The following provides a breakdown of loans and advances in the banking segment as well as liabilities by final maturity or call date.

                                                   MATURITY AT DECEMBER 31, 2001
                                    ------------------------------------------------------------
                                               UP TO     > 3 MONTHS -    > 1 YEAR -    MORE THAN
                                     TOTAL    3 MONTHS      1 YEAR         5 YEARS      5 YEARS
                                     E(MN)     E(MN)         E(MN)          E(MN)        E(MN)
                                     -----    --------   ------------    ----------    ---------
Assets:
Term loans and advances to banks..   54,292    32,737       12,311          6,091        3,153
Loans and advances to
  customers(1)....................  229,805    85,096       20,377         53,308       71,024
                                    -------   -------       ------         ------       ------
Total assets......................  284,097   117,833       32,688         59,399       74,177
                                    =======   =======       ======         ======       ======
Liabilities:
Participation certificates and
  post-ranking liabilities........   11,739        49          857          3,269        7,564
Term liabilities to banks(2)......  105,553    78,309       13,905          5,949        7,390
Liabilities to customers(2):
  Savings deposits and home-loan
     savings deposits.............   13,566    11,049          777            979          761
  Other terms liabilities to
     customers....................   79,577    53,310        6,242         10,034        9,991
Certificated liabilities..........  122,644    30,051       19,223         52,901       20,469
                                    -------   -------       ------         ------       ------
Total liabilities.................  333,079   172,768       41,004         73,132       46,175
                                    =======   =======       ======         ======       ======

---------------

(1) Loans and advances to customers with residual terms of up to 3 months include E13,130 million of undated claims. These claims include credit lines available until further notice, overdraft facilities, loans called or overdue, unauthorised overdrafts, call money and internal account balances.

(2) Excluding balances payable on demand.

     Dresdner Bank securitizes certain loan portfolios and sells them in the capital market. The transferred assets are securitized by special-purpose entities in the form of debt securities and sold to third parties. Dresdner Bank carries out these transactions through the fully-consolidated special-purpose entities Silver Lux Inc., Grand Cayman and Silver Tower 125 Inc., Grand Cayman. The maximum transaction volume in each case is E5 billion. The average transaction volume for the year for both entities combined was approximately E3 billion.

                                 ALLIANZ GROUP

TRUSTEE BUSINESS IN BANKING BUSINESS

     The following presents trustee business within banking business not recorded in the balance sheet.

                                                            31.12.2001
                                                              E(MN)
                                                            ----------
Loans and advances to banks...............................    3,415
Loans and advances to customers...........................    4,497
Investment securities.....................................        7
Other.....................................................        9
                                                              -----
Total assets*.............................................    7,928
                                                              =====
Liabilities to banks......................................      300
Liabilities to customers..................................    7,628
                                                              -----
Total liabilities.........................................    7,928
                                                              =====

           --------------------------

           *  Including E5,078 million of trustee loans.

(42) DERIVATIVE FINANCIAL INSTRUMENTS

USE, TREATMENT AND REPORTING OF DERIVATIVE FINANCIAL INSTRUMENTS

     Derivative financial instruments ("derivatives") derive their market values from one or more underlying assets or specified reference values.

     Typical examples of derivatives are contracts for future delivery in the form of futures or forwards, options on shares or indices, interest rate options such as caps and floors, and swaps relating to both interest rates and non-interest rate markets. The latter include agreements to exchange previously defined assets or payment series.

     Derivatives used by individual enterprises in the Allianz Group comply with the relevant supervisory regulations and the Group's own internal guidelines. The Group's strict investment and monitoring rules exceed regulations imposed by supervisory authorities. In addition to local management supervision, comprehensive financial and risk management systems are in force across the Group. Risk Management is an integral part of Allianz Group's controlling process that includes identifying, measuring, aggregating and managing risks. Risk management objectives are implemented at both the Group level and by the local operational units. The uses of derivatives is one key strategy used by the Group to manage its market and investment risks.

     Insurance companies in the Allianz Group use derivatives to manage the risk exposures in their investment portfolios based on general thresholds and targets. The most important aspect of these instruments is hedging against adverse market movements for selected securities or for parts of a portfolio. Specifically, the Group selectively uses derivative financial instruments such as swaps, options and futures to hedge against changes in prices or interest rates in their investment portfolio.

     In our banking business, derivatives are used both for trading purposes and to hedge against movements in interest-rate, currency and other price risks of the Group's investments, loans, deposit liabilities and other interest-sensitive assets and liabilities.

                                 ALLIANZ GROUP

     Market and counterparty risks arising from the use of derivative financial instruments are subject to particular strict control procedures. Credit risks related to counterparties are assessed by calculating gross replacement values. Market risks are monitored by means of up-to-date value-at-risk calculations and stress tests and limited by specifying stop-loss limits.

     The counterparty settlement risk is virtually excluded in the case of exchange-traded products, as these are standardized products. By contrast, over-the-counter (OTC) products, which are individually traded contracts, carry a theoretical credit risk amounting to the replacement value. The Allianz Group therefore closely monitors the credit rating of counterparties for OTC derivatives.

     The total notional principal amount of all open derivative positions of the Allianz Group was E3,957,125 million at December 31, 2001. The market values were E5,378 million at December 31, 2001.

     The following tables show the distribution of derivative positions on the balance sheet date between the Group's insurance business and its banking business.

INSURANCE SEGMENTS LIFE/HEALTH AND PROPERTY-CASUALTY

                                         NOTIONAL AMOUNT MATURITY AT
                                              DECEMBER 31, 2001                2001                2000
                                        ------------------------------   -----------------   -----------------
                                                                         NOTIONAL            NOTIONAL
                                        UP TO 1    1-5     MORE THAN 5   PRINCIPAL   FAIR    PRINCIPAL   FAIR
                                         YEAR     YEARS       YEARS       AMOUNT     VALUE    AMOUNT     VALUE
                                         E(MN)    E(MN)       E(MN)        E(MN)     E(MN)     E(MN)     E(MN)
                                        -------   -----    -----------   ---------   -----   ---------   -----
Interest rate contracts:..............   1,510     1,198      9,696       12,404       (30)    8,567        86
  OTC:
    Swaps.............................       3     1,019      2,067        3,089        (6)      324        65
    Swaptions.........................      --        80         56          136         6       130         4
    Caps..............................      --        --      7,573        7,573       (26)    7,242         6
    Floors............................      --        --         --           --        --         9         9
    Options...........................      --        99         --           99        (3)       --        --
  Exchange traded:
    Futures...........................     217        --         --          217        (1)      408        --
    Options...........................   1,290        --         --        1,290        --       454         2
Equity index contracts................  10,781     8,930      1,991       21,702     2,576     4,462     1,924
  OTC:
    Forwards..........................   6,245     2,459         --        8,704     2,801     2,477     1,768
    Swaps.............................   1,464        20         --        1,484       180        36         1
    Options...........................   1,321     6,451      1,991        9,763      (408)    1,031       152
  Exchange traded:
    Futures...........................     800        --         --          800         1       790       (16)
    Options...........................     951        --         --          951         2       128        19

                                 ALLIANZ GROUP

                                         NOTIONAL AMOUNT MATURITY AT
                                              DECEMBER 31, 2001                2001                2000
                                        ------------------------------   -----------------   -----------------
                                                                         NOTIONAL            NOTIONAL
                                        UP TO 1    1-5     MORE THAN 5   PRINCIPAL   FAIR    PRINCIPAL   FAIR
                                         YEAR     YEARS       YEARS       AMOUNT     VALUE    AMOUNT     VALUE
                                         E(MN)    E(MN)       E(MN)        E(MN)     E(MN)     E(MN)     E(MN)
                                        -------   -----    -----------   ---------   -----   ---------   -----
Foreign exchange contracts:...........   2,428     1,457         62        3,947        58     1,175        (9)
  OTC:
    Forwards..........................   2,422        --         --        2,422        68       137        (6)
    Swaps.............................       5     1,311         62        1,378       (10)    1,032        (3)
    Options...........................      --       146         --          146        --        --        --
  Exchange traded:
    Futures...........................       1        --         --            1        --         6        --
                                        ------    ------     ------       ------     -----    ------     -----
         Total........................  14,719    11,585     11,749       38,053     2,604    14,204     2,001
                                        ======    ======     ======       ======     =====    ======     =====

     In addition to the positions above, the Group has entered into forward contracts with total notional amounts of E15,410 million that relate to the restructuring of holdings in affiliates and associated enterprises. These forward contracts represent non-derivative commitments carried off balance sheet.

     The most significant derivative instruments for the insurance business are in the form of interest rate caps and swaps, which are used to manage interest income in anticipation of changing interest rates, and stock futures and options which are used to hedge fluctuations in market prices over the long term relating to shareholdings. Long call options are used to hedge future obligations arising from the Long-term Incentive Plan for key executives. Equity security options also hedge obligations arising from index-linked life insurance policies.

BANKING AND ASSET MANAGEMENT SEGMENTS

                                    NOTIONAL AMOUNT MATURITY AT
                                         DECEMBER 31, 2001                  2001                 2000
                                 ---------------------------------   ------------------   ------------------
                                                                     NOTIONAL             NOTIONAL
                                  UP TO 1      1-5     MORE THAN 5   PRINCIPAL    FAIR    PRINCIPAL    FAIR
                                   YEAR       YEARS       YEARS       AMOUNT     VALUE     AMOUNT     VALUE
                                   E(MN)      E(MN)       E(MN)        E(MN)     E(MN)      E(MN)     E(MN)
                                  -------     -----    -----------   ---------   -----    ---------   -----
Interest rate contracts:.......  2,015,876   726,057     474,268     3,216,201     259     23,667      (35)
  OTC:
    Forwards...................    254,519    20,900         369       275,788      20
    Swaps......................  1,479,282   594,890     403,513     2,477,685     903     16,185      (57)
    Swaptions..................         19    18,761      43,062        61,842    (810)
    Caps.......................     18,168    28,725      15,279        62,172      39      3,892       21
    Floors.....................     13,022    15,982      11,487        40,491     118      1,402        2
    Options....................         10       374         412           796       4         --       --
    Other......................         --        --         146           146      --         --       --
  Exchange traded:
    Futures....................    208,650    46,425          --       255,075     (15)       788       (1)
    Options....................     42,206        --          --        42,206      --      1,400       --

                                 ALLIANZ GROUP

                                    NOTIONAL AMOUNT MATURITY AT
                                         DECEMBER 31, 2001                  2001                 2000
                                 ---------------------------------   ------------------   ------------------
                                                                     NOTIONAL             NOTIONAL
                                  UP TO 1      1-5     MORE THAN 5   PRINCIPAL    FAIR    PRINCIPAL    FAIR
                                   YEAR       YEARS       YEARS       AMOUNT     VALUE     AMOUNT     VALUE
                                   E(MN)      E(MN)       E(MN)        E(MN)     E(MN)      E(MN)     E(MN)
                                  -------     -----    -----------   ---------   -----    ---------   -----
Equity/Index contracts.........     75,601    69,852       1,723       147,176     852         22        1
  OTC:
    Swaps......................      2,596     1,022         333         3,951     271         18        1
    Options....................     22,738    61,205       1,390        85,333     272         --       --
    Other......................        475        22          --           497     361         --       --
  Exchange traded:
    Futures....................     10,356        --          --        10,356      15          3       --
    Options....................     39,436     7,603          --        47,039     (67)         1       --
Foreign exchange contracts:....    436,447    58,429      24,649       519,525   1,884        229       --
  OTC:
    Forwards...................    360,135    10,302         241       370,678     874         86       (3)
    Swaps......................     16,474    44,806      22,998        84,278   1,011        123        3
    Options....................     57,988     3,132       1,410        62,530       1         20       --
    Other......................        122        --          --           122       1         --       --
  Exchange traded:
    Futures....................      1,609       189          --         1,798      --         --       --
    Options....................        119        --          --           119      (3)        --       --
Credit contracts...............      3,436    10,690      11,694        25,820    (190)        --       --
  OTC:
    Credit default swaps.......      2,027     3,723      10,811        16,561      57         --       --
Total return swaps.............      1,409     6,967         883         9,259    (247)        --       --
Other contracts................      6,050     2,941       1,359        10,350     (31)        --       --
  OTC:
    Precious metals............      5,424     2,940       1,359         9,723     (18)        --       --
    Other......................        331         1          --           332     (13)        --       --
  Exchange traded:
    Futures....................        217        --          --           217      --         --       --
    Options....................         78        --          --            78      --         --       --
         Total.................  2,537,410   867,969     513,693     3,919,072   2,774     23,918      (34)

     The main derivative financial instruments used in the banking business are interest rate derivatives, in particular interest rate swaps that are primarily entered into in the course of trading activities. Foreign exchange contracts are also used to swap foreign exchange exposures into euro and US dollars. Gains or losses associated with foreign currency swaps are deferred and included in the measurement of the related foreign currency transaction.

     Pursuant to IAS 39, derivative financial instruments that do not meet the criteria for hedge accounting are reported at fair value as financial assets or liabilities held for trading. Gains or losses on these instruments arising from valuation at fair value are included under trading income. This treatment is applicable to derivatives used independently, not in connection with hedge transactions, and for separated embedded derivatives of a hybrid financial instrument. In contrast, derivatives used in hedge transactions are recognized and classified as follows:

     The risk of changes in the fair value of reported assets or liabilities is hedged by a fair value hedge. Changes in the fair value of a hedging instrument are recognized in current period

                                 ALLIANZ GROUP
income, and classified together with the pro rata share of the profit or loss attributable to the change in value of the hedged risk recognized in the income statement.

     The Allianz Group principally uses fair value hedging. Insurance companies mainly use interest rate swaps and caps, and forward sale agreements. Important hedging instruments in Banking are interest rate swaps and forwards and currency swaps and forwards. Hedging instruments may be implemented for individual transactions (micro hedge) or for a portfolio of similar assets or liabilities (portfolio hedge). The derivative financial instruments used for fair value hedges had a fair value at December 31, 2001 totaling E1,925 million. Ineffectiveness in fair value hedge transactions led to a gain of E66 million which was classified consistent with the hedged item.

     Cash flow hedges reduce the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or attributable to future cash flows from a firm commitment or a forecasted transaction. Any value changes in derivative instruments that represent an effective hedge are recorded under shareholders' equity, and recognized in income when the offsetting gain or loss associated with the hedged item is recognized. The ineffective part of the hedge is recognized directly in the income statement in the current period.

     Derivative financial instruments for cash flow hedges had a fair value at December 31, 2001 totaling E387 million. The use of derivatives as a hedging instrument in cash flow hedges increased other reserves in shareholders' equity by E388 million.

     Hedge accounting may also be applied to hedge a net investment in a foreign entity. Financial instruments are used here to hedge the currency risk. The proportion of gains or losses arising from valuation of the hedging instrument, which is classified as an effective hedge, is recognized as shareholders' equity, while the ineffective part flows directly into the income statement.

     Foreign exchange hedging transactions with a total fair value at December 31, 2001 of E46 million were entered into to hedge currency risks related to a net investment in a foreign entity. Other reserves in shareholders' equity decreased by E61 million resulting from foreign exchange hedging transactions entered into during the period.

(43) FAIR VALUE

     The fair value of a financial instrument is defined as the amount for which a financial instrument could be exchanged between two willing parties in the ordinary course of business. If market prices are not available, the fair value is based on estimates using the present value of future cash flows method or another appropriate valuation method. These methods are significantly influenced by the assumptions made, including the discount rate applied and the estimates of future cash flows. Specific financial instruments are discussed below.

     The Group uses the following methods and assumptions to determine fair values:

     Cash funds and cash equivalents: The carrying amount corresponds to the fair value due to its short-term nature.

     Fixed-term securities, equities, and other investments: The fair value of fixed-term securities is based on market prices, provided these are available. If fixed-term securities are not actively traded, their fair value is determined on the basis of valuations by independent data suppliers. The fair value of equities is based on their stock-market prices. The carrying amount and the fair value for fixed-term securities and equities do not include the fair value of derivative contracts used to hedge fixed-term securities and equities.

                                 ALLIANZ GROUP

     Loans and advances to banks and customers: The fair value of loans is calculated using the discounted cash flow method. This method uses the effective yield of the relevant debt instrument. Where there is doubt about the repayment of loans, the anticipated cash flows are discounted at a reasonable rate that takes into account date of receipt and includes a charge for an element of uncertainty in cash flows.

     Derivative instruments: The fair values of derivatives are derived from the value of underlying assets and other market parameters. Exchange-traded derivative financial instruments are valued using the fair-value method and based on publicly quoted market prices. Valuation models established in financial markets (such as present value models or option pricing models) are used to value OTC-traded derivatives. In addition to interest rate curves and volatilities, these models also take market and counterparty risks into account. Fair value represents the capital required to settle in full all the future rights and obligations arising from the financial contract.

     Policy benefits for life and annuity contracts: Fair values for life insurance investment and annuity contracts were determined using the cash surrender values of the policyholder's and contract holder's account.

     Separate accounts assets and liabilities: The fair values of separate accounts assets were determined using the market value of the underlying investments. Fair values of separate accounts liabilities were determined using cash surrender values of the policyholder's and contractholder's account.

     Certificated liabilities: The fair value of bonds and loans payable is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans and other borrowings.

     The following disclosures summarize the carrying amount and estimated fair value of the Group's financial instruments as of December 31:

                                                  2001                   2000
                                           -------------------    -------------------
                                           CARRYING     FAIR      CARRYING     FAIR
                                            AMOUNT      VALUE      AMOUNT      VALUE
                                            E(MN)       E(MN)      E(MN)       E(MN)
                                           --------    -------    --------    -------
Financial assets:
  Cash funds and cash equivalents........   21,240      21,240      4,209       4,209
  Investments............................  329,880     329,999    266,088     266,181
  Loans and advances to banks and
     customers...........................  300,967     302,201     35,156      35,652
  Trading assets.........................  128,422     128,422        372         372
  Separate account assets................   24,692      24,692     22,770      22,770
Other non-financial assets:
     Investments in affiliated
       enterprises, joint ventures and
       associated enterprises............   10,247      24,134     11,763      29,477

                                 ALLIANZ GROUP

                                                  2001                   2000
                                           -------------------    -------------------
                                           CARRYING     FAIR      CARRYING     FAIR
                                            AMOUNT      VALUE      AMOUNT      VALUE
                                            E(MN)       E(MN)      E(MN)       E(MN)
                                           --------    -------    --------    -------
Financial liabilities:
  Investment contracts with
     policyholders.......................   58,685      57,128     28,271      26,478
  Separate account liabilities...........   24,726      24,322     22,841      22,494
  Liabilities to banks and customers.....  312,725     313,144     14,856      14,823
  Certificated liabilities...............  134,670     133,162     13,606      13,378
  Trading liabilities....................   44,538      44,538        197         197

     Certain insurance contracts are excluded from the fair value disclosure and are therefore not included in the amounts discussed.

     The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

     Certain assets and liabilities are specifically excluded from the disclosure requirements of financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Group.

(44)  OTHER INFORMATION

GENERAL INFORMATION ABOUT THE PARENT COMPANY

     The parent company of the Group is Allianz AG, Munich. The company is an "Aktiengesellschaft" (public stock corporation) incorporated in Germany. It is recorded in the Munich Commercial Register under its registered address at Koniginstrasse 28, 80802 Munchen. Besides serving as holding company for the Group, Allianz AG also acts as the primary reinsurance carrier for the Group.

EMPLOYEE INFORMATION

     At the end of 2001 the Group employed a total of 179,946 people (2000:
119,683 and 1999: 113,472). 87,589 (2000: 43,124 and 1999: 41,923) were employed in Germany and 92,357 (2000: 76,559 and 1999: 71,549) abroad. The number of employees undergoing training rose by 3,554 in 2001 to 8,245.

     Personnel expenses for the years ended December 31, are as follows:

                                                             2001     2000     1999
                                                             E(MN)    E(MN)    E(MN)
                                                             -----    -----    -----
Salaries and wages.........................................  6,760    4,784    4,073
Social security contributions and employee assistance......  1,208    1,104      958
Expenses for pensions and other post-retirement benefits...    405      501      380
                                                             -----    -----    -----
          Total............................................  8,373    6,389    5,411
                                                             =====    =====    =====

                                 ALLIANZ GROUP

CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

LEGAL PROCEEDINGS

GENERAL

     Allianz Group companies are involved in litigation and arbitration proceedings in Germany and in a number of foreign jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as insurers, employers, investors and taxpayers. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, management does not believe that the outcome of these proceedings, including the litigation and the Holocaust-related matters discussed below, will have a material adverse effect on the Group's financial position or results of operations.

LITIGATION

     In March 2001, a consolidated amended class action complaint, In re Deutsche Telekom Securities Litigation, was brought against Dresdner Bank and others in the United States District Court for the Southern District of New York by purported purchasers of Deutsche Telekom American Depositary Shares (ADSs) issued pursuant to a registration statement on Form F-3 filed by Deutsche Telekom with the Securities and Exchange Commission on May 22, 2000 and pursuant to a prospectus dated June 17, 2000. Dresdner Bank, which was one of the underwriting syndicate's joint global coordinators, was one of the named defendants. The complaint alleges that the offering prospectus contained material misrepresentations and/or omissions relating to Deutsche Telekom. The management of Dresdner Bank believes the complaint is without merit insofar as it relates to Dresdner Bank and intends to defend itself vigorously in this matter.

     On August 1, 2001 the European Commission initiated antitrust proceedings pursuant to Article 81 of the EU Treaty against various banks, including Dresdner Bank, in connection with alleged agreements to set prices for the exchange of foreign currencies within the EU. In December 2001, pursuant to these proceedings, the European Commission imposed a fine of E28 million on Dresdner Bank. The management of Dresdner Bank believes these proceedings are without merit as they relate to Dresdner Bank. In February 2002, Dresdner Bank initiated proceedings against the European Commission in the Court of First Instance of the European Community.

     On November 5, 2001, a lawsuit, Silverstein v. Swiss Re International Business Insurance Company Ltd., was filed against certain insurers and reinsurers, including Allianz Insurance Co., in the United States District Court for the Southern District of New York seeking a determination that the terrorist attack of September 11, 2001 on the World Trade Center constituted two separate occurrences under the alleged terms of various coverages. Allianz Insurance Co. has also filed suit against Silverstein on January 2, 2002, in connection with the coverage issues arising from the September 11, 2001 attack on the World Trade Center, and these and other related suits have been consolidated for discovery and other purposes. Based on the policy wording at issue, we believe that the basis of Allianz Insurance Co.'s claim is sound, and that the Silverstein claims are without merit insofar as they relate to Allianz Insurance Co.

     A lawsuit filed against Allianz AG in October 2000 seeking a determination with respect to compensation for profit participation certificates based on the market price of Allianz AG ordinary shares was dismissed in a judgment handed down by Munich district court (Landgericht) on July 5, 2001.

                                 ALLIANZ GROUP

For more information concerning the profit participation certificates, see Note 17 to our consolidated financial statements.

HOLOCAUST-RELATED MATTERS

     In July 2000, the governments of Germany and the United States signed an Executive Agreement (or the Executive Agreement) meant to secure a comprehensive and enduring resolution with respect to Holocaust-related claims brought against German companies and their non-German subsidiaries. Pursuant to the Executive Agreement, after being notified that a Holocaust-related claim has been asserted in a U.S. federal or state court against a German company, the U.S. government shall inform the court through a statement of interest that it is in the foreign policy interests of the United States for the Foundation for Remembrance, Responsibility and the Future (or the Foundation) described below to be the exclusive remedy and forum for resolving such claims against German companies and their subsidiaries, and that dismissal of such claims by U.S. federal and state courts is in the foreign policy interest of the United States.

     The U.S. government has consented to use its best efforts to achieve similar objectives with respect to legislation that has been implemented by the states of the United States since 1998, requiring insurance companies to report the status of policies sold in Europe prior to and during World War II. Some of these statutes provide for license suspension in the event of non-compliance. This legislation has been challenged primarily on constitutional grounds in federal courts in Florida and California by individual insurance companies and in addition, in California by the American Insurance Association. On October 2, 2001, the United States Court of Appeals for the Eleventh Circuit struck down the reporting provisions of the Florida statute as unconstitutional. The period for appeal of this decision has expired. In October 2001, the United States District Court for the Eastern District of California struck down the California statute as unconstitutional. An appeal of the Court's decision is currently pending before the United States Court of Appeals for the Ninth Circuit.

     In August 2000, the German government enacted legislation (or the Foundation Law) implementing the Foundation, which was funded with approximately E5.1 billion in equal parts from the German government and German companies. Eligible claims, including costs, are covered under the provisions of the Foundation Law. The Foundation began to distribute funds in mid-2001.

     Based on the Executive Agreement and statements of interest, individual actions and purported class actions previously filed in the United States against Allianz AG and its subsidiaries, including Dresdner Bank, were dismissed in 2000. On February 23, 2001, a new purported class action was filed in the United States District Court for the Central District of California. This action, Anderman v. Federal Republic of Austria, names as defendants, among others, Allianz Leben, Fireman's Fund, and RAS. In December 2001, pursuant to a motion to transfer, the action was transferred to the United States District Court for the District of New Jersey for inclusion in the consolidated pretrial proceedings established there. On February 1, 2002, the United States government reaffirmed its statement of interest previously filed with the Court. Upon a motion of the plaintiff, the action was dismissed without prejudice on May 30, 2002. On June 21, 2001, Dresdner Bank was served with process in new Holocaust-related action, Ungaro-Benages v. Dresdner Bank, filed in the United States District Court for the Southern District of Florida. On January 18, 2002, the United States government filed a statement of interest with the Court. On May 31, 2002, Dresdner Bank was served with process in an additional Holocaust-related action, Widerynski v. Dresdner Bank, filed in the Superior Court of

                                 ALLIANZ GROUP

California, County of Los Angeles. On June 20, 2002, a new Holocaust-related action, Gross v. German Foundation Industrial Initiative, was filed in the United States District Court for the District of New Jersey against Allianz AG, Dresdner Bank and other members of the initiative that led to the implementation of the Foundation.

OTHER CONTINGENCIES AND COMMITMENTS

     Other contingencies and commitments resulting primarily from our banking business include the Group's potential future liabilities under loan commitments to customers not yet drawn upon, with the term of such commitments being limited. The Group engages in providing open credit facilities to allow customers quick access to funds required to meet their short-term obligations as well as their long-term financing needs. Such credit facilities can take the form of guarantees, whereby the Group might guarantee repayment of a loan taken out by a client with a third party, stand-by letters of credit which are credit enhancement facilities enabling customers to engage in trade finance at lower cost, documentary letters of credit which are payments related to foreign trade finance made on behalf of a customer and reimbursed to the Group later, note issuance facilities and revolving underwriting facilities which allow customers to issue money-market paper or medium-term notes when required without engaging in the normal underwriting process on each occasion. Revenue for guarantees is recognized under "Fee and commission income" and is determined by application of agreed rates on the nominal amount of the guarantees.

     The figures disclosed in the accompanying tables represent the amounts at risk should customers draw fully on all facilities and then default, excluding the effect of any collateral. The majority of these commitments may expire without being drawn upon and are not representative of actual future credit exposure or liquidity requirements for such commitments.

                                                               2001
                                                              E(MN)
                                                              -----
Contingent liabilities on endorsed bills of exchange settled with customers
  Including: Rediscounted at central banks..................       1
  Contingencies on guarantees and warranties................      --
  Credit guarantees.........................................   2,131
  Other guarantees and warranties...........................  17,301
  Letters of credit.........................................   2,297
  of which:
     Letters of credit opened...............................   1,189
     Letters of credit confirmed............................   1,108
                                                              ------
Subtotal....................................................  21,730
Liability on collateral pledged for third-party
  liabilities...............................................     567
Other contingent liabilities................................   3,194
                                                              ------
Total contingent liabilities................................  25,491

                                 ALLIANZ GROUP

                                                               2001
                                                              E(MN)
                                                              -----
Irrevocable loan commitments
  Advances..................................................  27,947
  Stand-by facilities.......................................  12,346
  Guarantee credits.........................................   1,785
  Discount credits..........................................      15
  Mortgage loans/public-sector loans........................     844
                                                              ------
Other commitments...........................................  42,937
                                                              ======

     As of December 31, 2001 there were no underwriting commitments drawn.

     On the balance sheet date commitments to pay up shares, bonds and other capital interests totaled E58 million; secondary liabilities under sec.24 of the German Limited Liability Companies Act (GmbH-Gesetz) were E16 million, and obligations arising from hire, rental and leasing agreements existed in an aggregate amount of E1,971 million.

     Liquiditats-Konsortialbank GmbH (LIKO) is a bank founded in 1974 in order to provide funding for German banks which experience liquidity problems. The shares in LIKO are owned 30% by Deutsche Bundesbank, with the rest of the shares being held by other German banks and banking associations. The shareholders have provided capital of E190 million to fund LIKO; Dresdner Bank's participation is E10 million. Dresdner Bank is contingently liable to pay in further assessments to LIKO up to E58 million. In addition, under clause sec.5 (4) of the Articles of Association of LIKO, Dresdner Bank is committed to a secondary liability which arises if other shareholders do not fulfill their commitments to pay their further assessment. In all cases of secondary liability, the financial status of the other shareholders involved is sound.

     Dresdner Bank's interest in Bankhaus Reuschel & Co. is associated with an unlimited liability due to the legal form in which this enterprise is organized. The financial status of the other partners involved is sound.

     In addition, Dresdner Bank is a member of the German banks' Joint Fund for Securing Customer Deposits, which covers liabilities to each creditor up to specified amounts. As a member of the Joint Fund, which is itself a shareholder in LIKO, Dresdner Bank is severally liable with the other members of the Fund for additional capital contributions, with the maximum being the amount of Dresdner Bank's annual contribution. In the year 2001, the Joint Fund did not levy a contribution (2000: no contribution). Under section 5 (10) of the Statutes of the Joint Fund for Securing Customer Deposits we have undertaken to indemnify the Federal Association of German Banks (Bundesverband deutscher Banken e.V.) for any losses it may incur by reason of measures taken on behalf of any banks in which we own a majority interest.

     Allianz AG has committed to make future capital payments in favor of our North American holding company, Allianz of America, Inc. This will place Allianz of America, Inc. in a position to provide sufficient capital on its part for Allianz Insurance Company, Los Angeles, so that this company can meet its payment obligations for claims received in connection with the terrorist attack of September 11, 2001. These future capital payments are limited to USD 575 million and are secured by pledges of securities.

     Allianz AG has also provided a guarantee for Allianz of America, Inc., Wilmington, in respect of obligations relating to the acquisition of the minority interest in PIMCO Advisors L.P. The

                                 ALLIANZ GROUP

Allianz Group acquired a holding of 69.5% in PIMCO in 2000 and the minority shareholders have the option of selling their 30.5% holding to Allianz.

     An agreement was reached in the course of the purchase of Nicholas Applegate, San Diego that part of the purchase price would fall due in 2005 and that the amount would depend on the income growth of Nicholas-Applegate, San
Diego:

     - If average income growth is at least 25% during the next 5 years, this purchase price component will be USD 1.09 billion, with bonus payments of USD 150 million.

     - If average income growth is between 10% and 25% payments will be scaled down.

     - If average income growth is below 10%, no payments will be made.

     There are further potential financial commitments in connection with the promise of compensation to holders of rights under stock option programs of AGF.

     The Group occupies leased space in many locations under various long-term operating leases and have entered into various operating leases covering the long-term use of data processing equipment and other office items.

     As of December 31, 2001, the future minimum lease payments under operating leases were as follows:

                                                              E(MN)
                                                              -----
2002........................................................    318
2003........................................................    286
2004........................................................    244
2005........................................................    200
Thereafter..................................................    652
                                                              -----
  Total.....................................................  1,700
Less: Subleases.............................................     59
                                                              -----
          Total, net........................................  1,641
                                                              =====

EARNINGS PER SHARE

     Basic earnings per share is computed by dividing income available to shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the effect of potentially dilutive securities. The reconciliation of basic and dilutive earnings per share for the years ended December 31, is as follows:

                                                               NUMBER OF SHARES
                                                                (NOT INCLUDING    EARNINGS
                               NET INCOME   WEIGHTED AVERAGE    SHARES HELD BY    PER SHARE
                                 E(MN)      NUMBER OF SHARES     THE COMPANY)         E
                               ----------   ----------------   ----------------   ---------
2001
  Basic earnings per share...    1,623        243,585,880        241,189,535         6.66
  Effect of dilutive
     securities..............       --                 --                 --           --
                                 -----        -----------        -----------        -----
     Net income available to
       common shareholders...    1,623        243,585,880        241,189,535         6.66
                                 =====        ===========        ===========        =====

                                 ALLIANZ GROUP

                                                               NUMBER OF SHARES
                                                                (NOT INCLUDING    EARNINGS
                               NET INCOME   WEIGHTED AVERAGE    SHARES HELD BY    PER SHARE
                                 E(MN)      NUMBER OF SHARES     THE COMPANY)         E
                               ----------   ----------------   ----------------   ---------
2000
  Basic earnings per share...    3,460        245,401,507        245,750,000        14.10
  Effect of dilutive
     securities..............       --                 --                 --           --
                                 -----        -----------        -----------        -----
     Net income available to
       common shareholders...    3,460        245,401,507        245,750,000        14.10
                                 =====        ===========        ===========        =====
1999
  Basic earnings per share...    2,316        245,013,485        245,269,055         9.46
  Effect of dilutive
     securities..............       --                 --                 --           --
                                 -----        -----------        -----------        -----
     Net income available to
       common shareholders...    2,316        245,013,485        245,269,055         9.46
                                 =====        ===========        ===========        =====

     The weighted average number of shares does not include 11,073,783 (2000: 0 and 1999: 0) shares held by the company. A diluted earnings per share figure was not calculated because there were no dilutive securities.

SUPPLEMENTARY CASH FLOW INFORMATION

     First-time compliance with regulations specific to the banking sector required changes in the format of the cash flow statement. The headings for the previous years were adjusted accordingly.

     The cash flow statement excludes the effects of the first-time consolidation of major new acquisitions, during the course of 2001, in particular the Dresdner Bank Group, Frankfurt/Main, and Nicholas-Applegate, San Diego, and during the course of 2000, in particular PIMCO Advisors L.P., Delaware, Zwolsche Algemeene Holding, Nieuwegein, and Allianz-Tiriac Asigurari, Bucharest and during the course of 1999, in particular Allianz Australia Limited, Sydney, Allianz First Life Insurance Company Limited, Seoul, Allianz President General Insurance, Taipeh, Life USA Holding Inc., Minneapolis, and Sacnas Holding, Paris. Subsequent the date of acquisition, the cash of these companies have been included in the cash flow statement. These acquisitions increased the value of investments held (excluding funds held by others) by E77,978 million (2000: E1,440 million and 1999: E6,167 million), insurance reserves in 2000 by E1,601 million (1999: E7,740 million), goodwill by E5,146 million (2000: E2,761 million and 1999: E1,382 million). Cash outflow related to these acquisitions amounted to E12,450 (2000: E3,099 million and 1999: E1,044 million). Cash outflow contrasted with cash and cash equivalents of E24,564 million (2000: E45 million and 1999: E250 million) through first-time consolidation included in the consolidated financial statements. Tax benefits on income amounted to E306 million (2000: outflow E1,873 million and 1999: outflow of E1,756 million).

RELATED PARTY DISCLOSURES

     The following report relates to associated enterprises and enterprises in which the Allianz Group held ownership interest of between 10% and 20%, or which held such an ownership interest in Allianz AG and it relates to transactions with such related parties. These business relationships are stated as of December 31, 2001 unless otherwise indicated.

                                 ALLIANZ GROUP

MUNCHENER RUCKVERSICHERUNGS-GESELLSCHAFT AG, MUNCHEN (MUNICH RE)

     As of June 7, 2002, we held approximately 24.9% of Munich Re's ordinary shares. As of April 12, 2002, based on its most recent German reporting, Munich Re held approximately 21.2% of our ordinary shares outstanding, which constituted approximately 19.3% of our ordinary shares issued as of such date.

PRINCIPLES OF COOPERATION

     Certain principles of cooperation have historically governed the relationship between Allianz AG and Munich Re. These principles have been adapted to current circumstances in an agreement, dated May 2000 (which we refer to as the "Principles of Cooperation"), which sets forth the principles governing the cross-shareholdings, joint interests in third parties and reinsurance relationships between Allianz AG and Munich Re. The Principles of Cooperation were amended by a supplementary agreement (which we refer to as the "Supplement") in December 2001. The Principles of Cooperation are effective from January 1, 2000 through December 31, 2005, and will automatically be renewed for further periods of ten years upon the expiration of each term unless notice of termination has been given by either party at least three years before such expiration. The Supplement is effective through December 31, 2010.

     Cross Shareholdings. The Principles of Cooperation provide that the reciprocal long term shareholdings between Allianz AG and Munich Re will range from 24.9% to 19.9%. During the term of the Principles of Cooperation, and for a period of two years after their termination, the ownership interest held by one party in the other party may be reduced, in consultation with the other party, to 19.9%.

     Shareholdings in Insurance Subsidiaries. As of June 7, 2002, Munich Re held 49.9% of the ordinary shares of Frankfurter Versicherungs-AG and 45% of the ordinary shares of Bayerische Versicherungsbank AG, each a member of our German Property Casualty Group. We held a 36.1% interest in Karlsruher Lebensversicherungs-AG (or Karlsruher Leben), a German life insurance company that is 54% owned by Munich Re, as of such date.

     Reinsurance Relationships. Munich Re is the primary external reinsurer for the Allianz Group. The Allianz Group ceded approximately E2.4 billion, E2.3 billion and E2.3 billion in reinsurance premiums written to Munich Re in 2001, 2000 and 1999, respectively. Of the Allianz Group's total third-party reinsurance premiums ceded, approximately 30.6%, 30.2% and 32.7% were ceded to Munich Re in 2001, 2000 and 1999 respectively. These amounts represented approximately 4%, 4% and 4% of the Allianz Group's gross premiums written in 2001, 2000 and 1999, respectively. During 2001, Munich Re, as principal reinsurer of Allianz AG, assumed substantial claims received by companies of the Allianz Group arising from the terrorist attack of September 11, 2001 in accordance with the foregoing contractual agreements. See "Information on the Company and Operating and Financial Review and Prospects -- Discussion of Property-Casualty Operations by Geographic Region -- Germany -- Allianz AG."

     The Principles of Cooperation provide that Allianz AG will cede to Munich Re a 14% quota-share of the gross self-retention of the insurance business of Allianz Versicherung, Frankfurter Versicherungs-AG, Bayerische Versicherungsbank AG, Allianz Globus MAT, Kraft Versicherungs-AG and Vereinte Spezial Versicherung-AG. In addition, the Principles of Cooperation provide that Munich Re shall, subject to competitive conditions, assume a majority of reinsurance ceded by Allianz AG externally other than pursuant to the quota-share arrangements described above. The Principles of Cooperation further provide that Allianz AG and Munich Re shall share the reinsurance ceded by all other majority jointly held German insurance companies (other than the

                                 ALLIANZ GROUP

German Property-Casualty Group companies subject to the quota-share arrangements described above) pro rata based on each party's respective ownership interest in such companies. The Principles of Cooperation also provide that Allianz AG and Munich Re shall equally share, on an arm's-length basis, the reinsurance ceded by Allianz Leben and Karlsruher Leben. Finally, the Principles of Cooperation provide that Allianz AG shall be entitled to assume reinsurance from Munich Re, although the amounts and terms thereof are not specified. During 2001, 2000 and 1999, Munich Re ceded approximately E850 million, E900 million and E800 million, respectively, in reinsurance premiums to the Allianz Group. The Supplement provides that the mutually ceded reinsurance volume between the Allianz Group and Munich Re is to be adjusted on a step-by-step basis by 2005.

     Allianz AG believes that the reinsurance it cedes to Munich Re and the reinsurance it assumes from Munich Re are on terms that are comparable to those that could be obtained from unrelated third parties.

     Termination. Upon termination of the Principles of Cooperation, each of Allianz AG and Munich Re may, after a two-year period from termination, sell the interests it holds in the other party, subject to a right of first offer and a right to designate the buyer on the part of the party whose shares are being sold. In addition, if the party whose shares are being sold exercises its right of first offer, the selling party shall be entitled to request the other party to sell to it or another designated person the shares of the selling party. Reciprocal rights of first refusal also apply to post-termination dispositions of interests in majority jointly held German insurance companies. Upon termination of the Principles of Cooperation, the existing reinsurance arrangements between Allianz AG and Munich Re will remain in force but may be terminated at any time pursuant to the provisions of the relevant reinsurance agreements. The reinsurance arrangements with respect to majority jointly held entities will remain in effect. All disputes arising from the Principles of Cooperation are to be resolved through binding arbitration.

LETTER OF INTENT

     Pursuant to a non-binding Letter of Intent, dated May 4, 2000 (which we refer to as the "Letter of Intent"), Allianz AG and Munich Re have agreed to gradually reduce their shareholdings in each other to a level of approximately 20% of outstanding shares. To the extent possible, this reduction is to be achieved, or initiated, by December 31, 2003, with the relevant shares to be placed principally in the capital markets.

     In addition, the Letter of Intent provides for a restructuring of the shareholdings of Allianz AG and Munich Re in certain jointly owned subsidiaries and affiliates. The Letter of Intent contemplates that Munich Re will transfer its current indirect 45% interest in Bayerische Versicherungsbank AG and its current indirect 49.9% interest in Frankfurter Versicherungs-AG to Allianz AG or an Allianz Group company named by Allianz AG, while Allianz AG will transfer its current indirect 36.1% interest in Karlsruher Leben and its 39% interest in Mercur Assistance AG Holding (or Mercur), a German provider of medical and automobile assistance services, to Munich Re or a Munich Re Group company named by Munich Re. Pursuant to the Letter of Intent, Allianz AG sold its 39% interest in Mercur to Munich Re in 2000. The parties' other interests shall at the latest be transferred by June 30, 2002, or by another date as mutually agreed. We currently anticipate that this transfer will occur on July 1, 2002. If the restructuring takes place as contemplated, Munich Re will hold approximately 90% of Karlsruher Leben, and Allianz AG will hold approximately 90% of Bayerische Versicherungsbank AG and 99.9% of Frankfurter Versicherungs-AG.

                                 ALLIANZ GROUP

AGREEMENT IN PRINCIPLE

     In April 2001, in connection with our acquisition of Dresdner Bank, we entered into an Agreement in Principle with Munich Re (which we refer to as the "Agreement in Principle"), pursuant to which we sold a 16.0% shareholding in HypoVereinsbank to Munich Re for E59.22 per share, or an aggregate price of approximately E4.285 billion, on January 15, 2002, thereby reducing our shareholding in HypoVereinsbank to approximately 0.5%. In addition, we purchased from Munich Re its 40.6% shareholding in Allianz Leben for E607.17 per share, or an aggregate price of E2.587 billion, on January 15, 2002, thereby increasing our shareholding in Allianz Leben to 91.1%. The current reinsurance relationships between Allianz Leben and Munich Re are intended to remain in effect on the basis of existing contracts until 2010.

     We recently confirmed to Munich Re that we would not dilute Munich Re's shareholding in Allianz AG to a level below 20% by means of any change in the number of Allianz AG ordinary shares outstanding undertaken by us in connection with the financing of our acquisition of Dresdner Bank.

EUROPEAN COMMISSION UNDERTAKING

     In connection with the acquisition of Dresdner Bank, Allianz AG pledged to the European Commission to limit its voting rights from ordinary shares of Munich Re to 20.5% of the total ordinary share capital of Munich Re. In addition, Allianz AG agreed to reduce its long-term shareholding in Munich Re to 20.5%. This commitment includes the ordinary shares of Munich Re held by Dresdner Bank. The commitment of Allianz AG to the European Commission does not affect ordinary shares of Munich Re that are acquired and held by the companies of the Allianz Group as part of their trading portfolio in the ordinary course of business and which do not have voting rights. The commitment also does not affect the exercise of voting rights on behalf of clients or voting rights of ordinary shares held in the ordinary course of business for the account of third parties.

OTHER TRANSACTIONS

     In addition to the arrangements described above, the Allianz Group and Munich Re and its subsidiaries enter into various transactions with each other in the ordinary course of business, including the provision of direct insurance by Allianz Group companies to Munich Re and its subsidiaries, and vice versa. Allianz expects these transactions to continue.

DRESDNER BANK

     We entered into an agreement with Dresdner Bank in March 2001, pursuant to which we launched a public cash tender offer for the ordinary shares of Dresdner Bank on May 31, 2001. The offer was launched for a price of E53.13 per share, and closed successfully on July 23, 2001, thereby increasing our ownership interest in the ordinary shares of Dresdner Bank from 21.2% at the end of 2000 to 77.5% as of July 23, 2001. We included the assets and liabilities and results of operations of Dresdner Bank in our consolidated financial statements as of July 23, 2001, the date of the acquisition. Pursuant to the conclusion of several forward sale agreements in January 2002 and other purchases, we increased our shareholding in Dresdner Bank to 95.6% as of March 15, 2002. In April 2002, we announced our intention to assume all outstanding ordinary shares of Dresdner Bank from its minority shareholders for a price of E51.50 per share, in accordance with provisions of German law that permit us, as the holder of more than 95% of Dresdner Bank's ordinary shares, to do so without the consent of such minority shareholders. The purchase price was established by Ernst & Young and a court-appointed auditor. The

                                 ALLIANZ GROUP
purchase was approved at Dresdner Bank's annual shareholder meeting on May 24, 2002 but will be consummated only after the conclusion in June 2002 of additional forward sale agreements and the entry of the Dresdner Bank shareholders' resolution in the Commercial Register of Dresdner Bank in Frankfurt, which we expect to occur in July 2002. In connection with our acquisition of Dresdner Bank, we also entered into the European Commission undertaking concerning the reduction of our Munich Re shareholding described above.

     As of June 3, 2002, Dresdner Bank held, directly or indirectly, 17,155,008, or approximately 6.4%, of our ordinary shares issued. In accordance with German law, the Allianz AG ordinary shares held by or on behalf of Dresdner Bank and other Allianz Group companies are considered own shares of Allianz AG that do not have dividend or voting rights.

     Historically, the Allianz Group and Dresdner Bank and its subsidiaries have also entered into a wide variety of transactions with each other in the ordinary course of business, including banking, insurance, asset management, broker-dealer, securities lending, joint venture and other transactions.

HYPOVEREINSBANK

     Pursuant to the Agreement in Principle, we disposed of the Allianz Group's 16.0% shareholding in HypoVereinsbank to Munich Re in January 2002. See "-- Transactions with Munich Re -- Agreement in Principle." As of June 7, 2002, we held approximately 0.5% of the ordinary shares of HypoVereinsbank. As of December 31, 2000, based on its most recent SEC reporting, HypoVereinsbank held 6.8% of Allianz AG's ordinary shares outstanding. In June and July 2001, HypoVereinsbank informed us that it had a firm intention to reduce its stake in Allianz AG to a maximum of 2.5% of Allianz AG's voting shares, based on the Allianz AG ordinary shares outstanding at such time. HypoVereinsbank stated that such reduction would be consummated by the end of 2002, and would take place, subject to the satisfaction of certain conditions, through the sale of Allianz AG ordinary shares or, in the event that such conditions were not met, the placing of Allianz AG ordinary shares in a voting trust controlled by persons unaffiliated with HypoVereinsbank. HypoVereinsbank also informed us that it had already committed 1.8% of its then-current Allianz AG holdings to a transaction that was expected to close in 2002. On April 4, 2002, HypoVereinsbank reported ownership of 6.2% of Allianz AG's ordinary shares pursuant to the German Securities Trading Act.

     Allianz AG and its subsidiaries terminated the cooperation agreement with HypoVereinsbank concerning the distribution of Allianz Group insurance products in 2001.

     In addition, Allianz Group companies and HypoVereinsbank and its subsidiaries enter into a wide variety of transactions with each other in the ordinary course of business, including banking, insurance, broker-dealer, securities lending, joint venture and other transactions.

TRANSACTIONS WITH RELATED PARTIES

     Transactions with the above mentioned related parties were concluded at ordinary market terms and conditions.

     Certain members of the respective Management Boards of Allianz AG, Munich Re and HypoVereinsbank hold seats on the respective Supervisory Boards of the other companies, and in some cases also on the boards of their subsidiary companies.

                                 ALLIANZ GROUP

LOANS TO SHAREHOLDERS

     As part of the normal course of business, the Group grants loans to non-employee shareholders. These transactions are entered into on an arm's-length basis.

LOANS TO MEMBERS OF THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

     Loans to members of the board of management of Allianz AG and liabilities assumed on their behalf totaled E1 million (2000: E0). This included loans extended to, or liabilities assumed on behalf of members of the boards of management of subsidiaries amounting to E1 million (2000: E0). These transactions have been entered into on ordinary commercial terms including interest rate and collateral requirements, and do not represent more than normal credit risk.

STOCK RELATED REMUNERATION

STOCK PURCHASE PLANS FOR EMPLOYEES

     Shares in Allianz AG are offered to qualified employees in Germany and abroad within pre-defined timeframes at favorable conditions. In order to be qualified, employees must have been employed in continuous service or had a position as an apprentice for a period of six months prior to the share offer and notice must not have been served. Share purchase plans also include restrictions relating to the amount that the employee can invest in purchasing shares. All participating enterprises in Germany and abroad impose restrictions on the disposal of shares, though the length of time varies from a minimum of one year to a maximum of five years, depending on the country involved. The shares are freely disposable after the expiration of the minimum holding period. The number of shares issued under these plans was 361,235 in 2001 (2000: 193,586 and 1999: 233,055). The difference between the exercise price and market price of E27 million in 2001 (2000: E21 million and 1999: E23 million) was reported as part of compensation expense.

LONG TERM INCENTIVE PLAN

     Long term incentive plans (LIP) were set up in 1999 for senior management, in order to reward the contribution made by this level of management toward increasing corporate value and to promote the long-term success of the company. As of December 31, 2001, plans were authorized for 2001, 2000 and 1999.

     Under these plans, Stock Appreciation Rights (SARs) are allocated to each senior manager as of April 1. Restrictions are applicable for a period of two years and the rights expire at the end of seven years.

     The stock appreciation rights may be exercised at any time between the second and the seventh anniversary of the effective date of the relevant plan, provided

     - during their contractual term, the price of Allianz AG shares has outperformed the Dow Jones Europe STOXX Price Index (600) at least once for a period of five consecutive stock exchange days and

     - the Allianz share price outperforms the reference price by at least 20.0% at the time when the rights are exercised (the reference price for the LIP 2001 is the average price of Allianz shares in the first quarter of
       2001).

     Under the conditions of the LIP, Group companies are obligated to pay the difference between the stock market price of Allianz shares on the day the rights are exercised and the

                                 ALLIANZ GROUP
reference price as specified in the respective plan in cash. The maximum difference is capped at 150% of the reference price.

     The 2001, 2000 and 1999 incentive plans specify reference prices of E356, E367 and E292, respectively. As of December 31, 2001, a total of 825,979 appreciation rights were outstanding under all our incentive plans. Of this amount, 311,439 appreciation rights were outstanding under the 2001 incentive plan whereas 255,950 and 258,590 were outstanding under the 2000 and 1999 incentive plan respectively.

     The fair value at grant date of the 311,439 SARs issued under the LIP 2001 was E31 million based on standard option valuation methods (Black-Scholes or Binomial Method). The fair value of these rights at the end of the fiscal year was E25 million. The total outstanding SARs issued from 1999 to 2001 as of December 31, 2001 of 825,979 (2000: 540,593) had a fair value of E65 million (2000: E92 million).

     Upon exercise of the appreciation rights, payment is made in the relevant local currency by the company granting the stock appreciation rights. Stock appreciation rights not exercised by the last day of a plan will be exercised automatically where the necessary conditions have been met. Where these conditions have not been met or a plan participant ceases to be employed, the plan participant's appreciation rights are forfeited.

     No rights were exercised for any LIP as of December 31, 2001. The two-year restricted period had not yet expired on December 31, 2001, for the incentive plans covering the years 2001 and 2000.

     A reserve of E21 million was established at December 31, 2000 and reported under the heading "Miscellaneous accrued liabilities" to record the intrinsic value of the SARs. The intrinsic value corresponds to the difference between the current share price on the balance sheet date and the reference price of the relevant plan. Because the intrinsic value of all SARs issued at December 31, 2001 was zero, the reserve formed in the course of the previous year was released. Call options have been entered into to hedge future obligations.

SHARE OPTION AND SHAREHOLDING PLANS OF SUBSIDIARIES

     Managers at the AGF Group, Paris were offered share options on AGF shares as follows:

                                            VESTING    OPTIONS
DATE GRANTED                                PERIOD     GRANTED    EXERCISED   EXPIRED
------------                                -------   ---------   ---------   -------
December 1994 and February 1996...........  2 years   1,217,000    995,650    111,400
December 1996.............................  2 years     794,150    406,050     90,050
September 1997, October 1998 and October
  1999....................................  5 years   2,693,500     49,000     37,000
October 2000..............................  5 years   1,000,000      3,000         --
October 2001..............................  2 years   1,022,100         --         --

     These options have an exercise price of at least 95% of the market price on the day of grant. The maximum term for these options is eight years.

     On December 31, 2001, 5,034,600 (2000: 4,165,750) exercisable options remained outstanding under the AGF option plans. These options are independent of the renumeration plans of the Allianz Group.

                                 ALLIANZ GROUP

     AGF stock option activity during the periods indicated were as follows:

                                                                           WEIGHTED-
                                                         NUMBER OF          AVERAGE
                                                         AGF SHARES    EXERCISE PRICE(E)
                                                         ----------    -----------------
Balance as of December 31, 1999........................  3,260,774           38.97
                                                         ---------
  Granted..............................................  1,000,000           57.03
  Exercised............................................    (60,524)          24.59
  Forfeited............................................    (34,500)          34.68
                                                         ---------
Balance as of December 31, 2000........................  4,165,750           43.48
                                                         =========
  Granted..............................................  1,022,100           48,59
  Exercised............................................   (147,200)          25.34
  Forfeited............................................     (6,050)          23.90
                                                         ---------
Balance as of December 31, 2001........................  5,034,600           45.07
                                                         =========

     The following table summarizes information about AGF stock options outstanding and exercisable as of December 31, 2001:

                                           AGF OPTIONS           WEIGHTED
                                         OUTSTANDING AND         AVERAGE
                                        EXERCISABLE AS OF       REMAINING           WEIGHTED
RANGE OF                                  DECEMBER 31,       CONTRACTUAL LIFE       AVERAGE
EXERCISE PRICE                                2001               (YEARS)         EXERCISE PRICE
--------------                          -----------------    ----------------    --------------
23.32 to 28.05........................        408,000              2.68              24.14
32.62 to 48.11........................      2,607,500              4.93              42.40
57.03.................................        997,000              6.83              57.03
48.59.................................      1,022,100              7.83              48.49

     Managers at the RAS Group, Milan have been offered share options on RAS shares during 2001. These options have an exercise price of E15.35 per share. The options can be exercised between August 1, 2002 and July 31, 2007. There were 711,000 options issued under this scheme outstanding as of December 31, 2001. During 1999, members of management of the RAS Group were granted 770,000 shares at a purchase price of the par value of RAS shares.

     RAS S.p.a., Milan, also offers shareholding plans for eligible employees based on the RAS share, independently of the share purchase plan offered by Allianz. The shares issued under this scheme are subject to restrictions for 3 years in each case from the date of issue. The number of RAS shares issued in 2001 was 303,911 (2000: 378,492) resulting in 682,403 RAS shares issued under the plans that were still subject to restrictions as of December 31, 2001.

     During 1999, Subalpina S.p.a., Turin has granted 40,000 shares of Subalpina to members of its management. No further shares have been granted during 2000 and 2001, respectively.

EVENTS AFTER THE BALANCE SHEET DATE

  MONACHIA GRUNDSTUCKS-AG

     Allianz AG disposed of 46.2% of the capital stock of Monachia Grundstucks-AG, Munich at a price of E187 million to Bayerische Stadte- und Wohnungsbau GmbH on January 15, 2002.

                                 ALLIANZ GROUP

     On February 28, 2002 Arber Baubetreuungs-GmbH purchased 2.5% of Monachia capital stock from Allianz AG for a purchase price of E10 million by exercising their call option.

  RESTRUCTURING OTHER PARTICIPATIONS

     In connection with the public takeover offer made by Munich Re to ERGO shareholders, the Allianz Group entered into forward sales for 6.3% of the shares in Munich Re. Munich Re in turn entered into forward sales of 3.7% of the shares of Allianz in connection with the acquisition by Allianz of Dresdner Bank. It was also agreed with Munich Re that Allianz would sell the interest held by the Allianz Group in HypoVereinsbank AG, which was approximately 16% of the share capital of HypoVereinsbank AG at December 31, 2001, to Munich Re during the course of 2002. These transactions were concluded on January 15, 2002. Pursuant to the agreement between Allianz and Munich Re, Allianz acquired the shares in Allianz Lebensversicherungs-AG held by Munich Re amounting to 40.6% of the capital stock on January 15, 2002. Allianz expects to purchase the 45% stake held by Munich Re in Bayerische Versicherungsbank as well as the 49.9% stake in Frankfurter Versicherung on July 1, 2002. Munich Re in turn expects to purchase the 36.1% holding in Karlsruher Lebensversicherung held by the Allianz Group.

  INCREASE IN THE HOLDING IN DRESDNER BANK

     As of December 31, 2001, the Allianz Group held an interest of 78.5% in Dresdner Bank AG. Through the exercise of options and conversion rights, the number of outstanding shares of Dresdner Bank AG increased during 2002. During the first months of 2002, the Allianz Group purchased additional shares in the market and had already increased its shareholding in Dresdner Bank by 15.8% in January 2002 through forward purchase agreements. As of March 15, 2002, the Allianz Group held an interest of 95.6% in Dresdner Bank AG.

  MORTGAGE BANKS

     By 2002, Dresdner Bank, Deutsche Bank and Commerzbank will combine their mortgage business under the brand "Eurohypo". The interest of the Allianz Group in the new institution will be less than 50%.

SUBORDINATED DEBT ISSUANCE

     On May 31, 2002, the Group issued E2,000 million of subordinated debt which matures in May 2022. The debt carries a fixed interest rate from the issue date until May 31, 2012 of 6.125%, after which the interest rate converts to a floating rate equal to the three-month EURIBOR plus 1.74%, until maturity.

COMPENSATION FOR THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

     Provided that the Annual Meeting of shareholders approves payment of the dividend proposed, the compensation paid by Allianz AG and its affiliated enterprises to the Board of Management for the year ended December 31, 2001, will be approximately E16 million (2000: E10 million). The number of members of the Board of Management increased from 9 to 12.

     Total remuneration for members of the Board of Management includes a fixed-component (the basic salary) and a variable component. The latter comprises a component depending on the dividend, the annual bonus which includes an individual element and an element based on company performance, and a 3-year bonus.

                                 ALLIANZ GROUP

     The compensation paid to the Board of Management is comprised as follows:

                                                                2001          2001
                                                               E(MN)         E(MN)
                                                               -----         -----
Fixed remuneration.........................................   6,691,056    4,271,079
Variable remuneration......................................   9,231,921    5,271,632
                                                             ----------    ---------
          Total............................................  15,922,977    9,542,711
                                                             ==========    =========

     The variable component includes expenses for the dividend-related variable remuneration, for the bonus for fiscal year 2001, and for allocation to the reserve for the performance-related three-year bonus. Payments from this reserve for the performance-related three-year bonus can only be made to members of the Board of Management from 2004.

     In addition to the amounts reported above, Allianz AG and its affiliated enterprises paid an amount of E1 million to increase pension reserves and reserves for similar obligations in favor of active members of the Board of Management.

     Under the LIP 2001, a total of 39,815 Stock Appreciation Rights (SARs) were issued to members of the Board of Management during the year under review. Based on standard option valuation methods (Black-Scholes or Binomial Method), the value of these rights at the point of their issue was E4 million. The value of these rights at the end of the fiscal year is E3 million. At an intrinsic value of E0, the full amount specified is a time value.

     On December 31, 2001 the members of the Board of Management held a total of 86,479 (2000: 46,664) SARs issued from 1999 to 2001. Based on standard option valuation methods (Black-Scholes or Binomial Method) these rights had a value of E7 million (2000: E8 million) on the balance sheet date. None of the SARs has an intrinsic value at December 31, 2001, so that the full amount specified is a time value.

     The following table includes key information on current LIPs in favor of active members of the Board of Management:

                                        LIP             LIP             LIP
                                       2001            2000            1999
                                       ----            ----            ----
Exercise period..................  4/2003-3/2008   4/2002-3/2007   4/2001-3/2006
Number of SARs issued............     39,815          19,890          26,774
Value of SARs on assignment......   E4,483,965      E3,480,750      E2,971,914
Fair value of SARs as of December
  31, 2001.......................   E3,395,025      E1,430,422      E2,105,679
Intrinsic value of SARs as of
  December 31, 2000..............       E0              E0              E0
Waiting time expired?............       no              no              yes
20% hurdle cleared?..............       no              no              no
Performance hurdle cleared?......       yes             no              yes

     In the year 2001 pensions and other benefits for former members of the Board of Management amount to E3 million (2000: E3 million). E27 million (2000:
E25 million) has been set aside for current and future pension benefits of former members of the Board of Management and their beneficiaries.

                                 ALLIANZ GROUP

     The remuneration of members of the Supervisory Board for 2001, includes fees becoming payable after the 2002 Annual Meeting of shareholders, will be E2 million (2000: E2 million).

  OTHER DISCLOSURE

     As discussed in Note 3, certain subsidiaries have been consolidated where Allianz AG owns less than the majority of the voting power of the subsidiary because Allianz AG exercises control over these entities by its ability to govern the financial and operating policies of the enterprise through management agreements.

     Bayerische Versicherungsbank and Frankfurter Versicherungs-AG were consolidated in all periods presented, on the basis of control agreements between each such subsidiary and Allianz AG. The control agreements operate to give Allianz AG the right to approve all matters presented to meetings of the relevant subsidiary's shareholders and supervisory board, including such matters as approval of annual accounts, amendments to articles of association, and appointments of management board and supervisory board members. All of the members of the management boards of Bayerische Versicherungsbank and Frankfurter Versicherungs-AG in 2001, 2000 and 1999 were also officers or directors of Allianz Group companies. No other shareholder of Allianz Leben, Bayerische Versicherungsbank or Frankfurter Versicherungs-AG was represented on the management boards of such subsidiaries during such periods.

     Each of Creditras, Duerrevita and Antoniana was consolidated in all periods presented on the basis of shareholder agreement between the Allianz Group subsidiary owning 50% of each such subsidiary and the other 50% shareholder of each such subsidiary. Pursuant to these shareholder agreements, the Group has the power to govern the financial and operating policies of these subsidiaries and the right to appoint the subsidiaries' general manager, in the case of Creditras and Duerrevita, and the CEO, in the case of Lloyd Adriatico, who has been given unilateral authority over all aspects of the financial and operating policies of these entities, including the hiring and termination of staff and the purchase and sale of assets. In addition, all management functions of these subsidiaries are performed by the Group employees and all operations are undertaken in the Group's facilities. The Group also develops all insurance products written through these subsidiaries. Although the Group and the other shareholder each has the right to appoint half of the directors of each subsidiary, the rights of the other shareholders are limited to matters specifically reserved to the board of directors and shareholders under Italian law, such as decisions concerning capital increases, amendments to articles and similar matters. In addition, the case of Antoniana, the Group has the right to appoint the Chairman, who has double board voting rights, thereby giving the Group a majority of board votes. The shareholder agreements for Creditras, Duerrevita and Antoniana are subject to automatic renewal and are note terminable prior to their stated terms.

(45) SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ACCOUNTING PRINCIPLES USED IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

     The consolidated financial statements of the Group are presented in accordance with the accounting principles and practices of the International Accounting Standards Committee (IAS). IAS differs in certain respects from the accounting principles generally accepted in the United States of America (US
GAAP).

                                 ALLIANZ GROUP

     The following table sets forth the reconciliation to US GAAP of net income and shareholders' equity for the years ended December 31:

                                                   NET INCOME              SHAREHOLDERS' EQUITY
                                         ------------------------------    ---------------------
                                                      2000                               2000
                                          2001      RESTATED     1999        2001      RESTATED
                                          E(MN)      E(MN)       E(MN)      E(MN)        E(MN)
                                          -----     --------     -----      -----      --------
Amounts reported in the consolidated
  financial statements.................    1,623      3,460       2,317     31,664       35,603
                                         -------    -------     -------    -------     --------
Adjustments in respect to:
  (a) Equity method investees..........      246        641         127         18         (611)
  (b) Employee benefit plans...........      (17)       (11)        (11)        88           54
  (c) Stock based compensation.........       --          4          (6)        --           --
  (d) Investments......................      (26)       (10)        (10)       (50)         (24)
  (e) Restructuring charges............       43        (45)        (46)        --          (43)
  (f) Derivatives......................     (178)       (73)        (33)       (24)          (2)
  (g) Goodwill and other intangible
      assets...........................       44        (84)        (84)        44           --
                                         -------    -------     -------    -------     --------
Total US GAAP adjustments..............      112        422         (64)        76         (626)
  (h) Income taxes.....................    3,415      4,008         837        (42)           1
  (i) Minority interest in earnings....     (866)    (1,359)       (220)         8          135
                                         -------    -------     -------    -------     --------
  Effect of US GAAP adjustments........    2,661      3,071         553         42         (490)
                                         -------    -------     -------    -------     --------
Amount determined in conformity with US
  GAAP.................................    4,284      6,531       2,870     31,706       35,113
                                         =======    =======     =======    =======     ========
Net income per share in accordance with
  US GAAP:
  Basic................................    18.96      28.90       11.70
  Diluted..............................    18.96      28.90       11.70

RESTATEMENT OF 2000 US GAAP RECONCILIATION

     Subsequent to the Group's acquisition of Dresdner Bank, in preparing the 2001 US GAAP reconciliation the Group became aware of certain additional information pertaining to the period prior to the acquisition when Dresdner Bank was an associate of the Group. This subsequent information indicated that tax information previously reported did not fully reflect the elimination of taxes in Germany on long term capital gains on investment securities sold after January 1, 2002, which was adopted into law in October 2000. In addition, this information indicated that a correction to the Group's US GAAP accounting methodology in calculating its investments in associates was required. Under US GAAP, unrealized gains and losses on Allianz shares held by associates have now been eliminated when performing the Group's equity method calculations.

     The effect of the information obtained subsequent to Allianz's acquisition of Dresdner is reflected in the columns labeled '2000 Restated' in the US GAAP reconciliation table. The impact of these adjustments was an increase in US GAAP net income of E423 million and a decrease in shareholders equity of E467 million. The impact on US GAAP shareholders' equity is comprised of an increase in equity of E347 million relating to the release of deferred tax liabilities. These deferred tax liabilities were released on a US GAAP basis in 2000 and accounted for

                                 ALLIANZ GROUP
prospectively on an IAS basis in 2001. The remaining impact, which decreased equity by E814 million, is due to the elimination of unrealized gains relating to Allianz shares held by associates, as described above.

VALUATION AND RECOGNITION DIFFERENCES

     The following narrative provides details to support the valuation and recognition differences presented in the reconciliation of the Group's net income and shareholders' equity prepared under IAS to US GAAP.

  (a) EQUITY METHOD INVESTEES

     Under IAS, associated companies are accounted for under the equity method of accounting in which the Group records its share of the net income or loss of the associate in the periods for which they are reported by the associate (for certain associates, with a lag of no more than six months) in its financial statements after conforming to the Group's basis of accounting. For US GAAP, adjustments have been made to calculate net income and equity of significant associates on the basis of US GAAP.

  (b) EMPLOYEE BENEFIT PLANS

     Under the provisions of IAS, the Group did not record a transition adjustment upon the adoption of IAS 19, Employee Benefits, due to the fact that the accrual at the time of adoption was equal to the difference between the projected benefit obligation and the plan assets.

     Under US GAAP, a transition obligation is calculated as the difference between the projected benefit obligation minus the plan assets and the benefit accrual under domestic rules. The transition obligation must be amortized on a straight-line basis over the average remaining service period of plan participants or over 15 years if the average remaining service period is less than 15 years. For US GAAP purposes the Group is amortizing the unrecognized transition obligation over 19 years, ending in 2005.

     The Group adopted Statement of Financial Accounting Standards (SFAS) No. 87, Employers' Accounting for Pensions, effective January 1, 1998. The Group was unable to adopt the standard as of the effective date of SFAS 87 due to the unavailability of actuarial data. The 19 year amortization period is applied retroactively to January 1, 1987, the effective date of the standard, to effectively extinguish the transition obligation at the same date as if SFAS 87 were adopted on the effective date.

  (c) STOCK BASED COMPENSATION

     Under IAS, for 1999 and prior, no compensation expense was recognized for stock option plans. Compensation expense for stock appreciation rights was recognized when the stock appreciation requirements were met. In 2000, the Group changed its method of accounting under IAS for subsidiary stock option plans to recognize compensation expense in accordance with the intrinsic value method of the US GAAP standard Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Based Compensation, and related interpretations. For IAS, the cumulative effect of this change in accounting method was included in income in 2000. Accordingly, the cumulative effect of compensation expense recorded in prior years for US GAAP was reversed through income in 2000.

     If compensation expense had been determined in accordance with the fair value of the stock options on the grant date for AGF's stock based compensation, a subsidiary of the Group, in

                                 ALLIANZ GROUP
accordance with the provisions of SFAS 123, Accounting for Stock Based Compensation, the Group's US GAAP net income and earnings per share would have been the following:

                                                                      2000
                                                           2001     RESTATED    1999
                                                           E(MN)     E(MN)      E(MN)
                                                           -----    --------    -----
Pro forma net income.....................................  4,281     6,528      2,868
                                                             E        E           E
                                                           -----     -----      -----
  Basic earnings per share...............................  18.94     28.89      11.70
  Diluted earnings per share.............................  18.94     28.89      11.70

     The following table provides the weighted average fair value of options granted and the assumptions used by the Group in estimating the fair value of the options at the grant date using the binomial option pricing model.

                                                           2001      2000     1999
                                                           ----      ----     ----
Weighted average fair value of options granted...........  E9.56    E13.77    E9.77
Weighted average assumptions:
  Risk free interest rate................................    4.8%      5.7%     5.6%
  Expected volatility....................................   20.0%     23.0%    21.0%
  Dividend yield.........................................    3.7%      3.2%     3.1%

  (d) INVESTMENTS

     Under IAS, recoveries of previously impaired loan and investment assets are recognized as gains in the income statement.

     Under US GAAP, the revaluation of previously impaired assets is not permitted.

  (e) RESTRUCTURING CHARGES

     Under IAS with respect to restructuring provisions established in connection with the acquisition of AGF in 1998, the Group recorded all incremental costs associated with the discontinuance of duplicate facilities in the restructuring provisions established in 1998.

     Under US GAAP, costs resulting from a plan to exit an activity of an acquired company are only recognized as a liability if the cost is an incremental cost and has no future economic benefit to the combined company, subject to certain other considerations. Certain costs provided for in the AGF restructuring plan, primarily data processing and other integration costs to be incurred by outside consultants, are non-accruable under the more prescriptive US GAAP requirements. Accordingly, US GAAP net income reflects for 1999, the reversal of E6 million in goodwill amortization related to the provision recorded in purchase accounting, less actual costs incurred of E52 million; and for 2000, the reversal of E6 million in goodwill amortization related to the provision recorded in purchase accounting, less actual costs incurred of E51 million. At December 31, 2001, the AGF restructuring provision was fully utilized.

  (f) DERIVATIVES

     Under IAS, prior to the adoption of IAS 39, Financial Instruments:
Recognition and Measurement (IAS 39), unrealized gains and losses on derivative instruments which the Group used to hedge certain asset and liability exposures were deferred and recognized when the

                                 ALLIANZ GROUP
hedged assets or liabilities were settled, or upon termination of the derivative contract. The Group implemented IAS 39 effective January 1, 2001. IAS 39 requires the recognition of all derivative instruments at fair value in the Group's consolidated balance sheet. For those derivative instruments, other than those designated as hedging instruments, a transition adjustment resulting from the adoption of IAS 39 was recognized as an adjustment to shareholders' equity at the beginning of 2001 for the difference between the previous carrying amount and fair value of those derivative instruments.

     Under US GAAP, prior to the adoption of FASB No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended, unrealized gains and losses were recognized in the consolidated income statement on derivative instruments that did not meet certain specific criteria for hedge accounting. The Group implemented SFAS 133, as amended, effective January 1, 2001. SFAS 133 requires the recognition of all derivative instruments in the Group's consolidated balance sheet at fair value. The financial statement recognition of the change in fair value of derivative instruments is dependent on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction. The transition adjustments resulting from the adoption of SFAS 133, as amended, are recognized in the Group's consolidated income statement and directly in shareholders' equity, as appropriate. The reconciliation difference of E178 million reflects the amount of the US GAAP transition adjustment recorded in the income statement.

  (g) GOODWILL AND OTHER INTANGIBLE ASSETS

     Effective July 1, 2001, the Group adopted the provisions of SFAS No. 141, Business Combinations (Statement 141), and certain provisions of SFAS No. 142, Goodwill and Other Intangible Assets (Statement 142), as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. Further discussions concerning the future effects of Statements 141 and 142 are presented in the Future Accounting Pronouncements section of this Note.

     The reconciliation adjustment for 2001 primarily reflects the reversal of amortization on goodwill and brand name intangible assets relating to the Dresdner Bank acquisitions, offset by amortization of the customer base and core deposit relationship intangible assets recognized on a US GAAP basis.

     Under IAS, goodwill and intangible assets are amortized to reflect the pattern in which the assets' economic benefits are consumed, not to exceed twenty years. Under US GAAP, effective for business combinations consummated after June 30, 2001, goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination are no longer amortized but will continue to be evaluated for impairment.

     IAS requires that an intangible asset be recognized as part of purchase business combination if the asset is separable and can be clearly distinguished from goodwill. Under US GAAP, additional intangible assets may arise from contractual or legal rights, such as Dresdner Bank's customer base and core deposit relationships. These intangibles are amortized over their useful lives.

     For years 2000 and prior, the difference identified relates to the IAS transition provisions. Under IAS transition provisions, the Group's goodwill on acquisitions prior to January 1, 1995, can continue to be amortized under previous home country rules where it is directly set off against stockholders' equity. Accordingly, there was no revaluation of pre-1995 goodwill in connection with the implementation of IAS.

                                 ALLIANZ GROUP

     For US GAAP, goodwill for pre-1995 acquisitions has been presented as if the acquisitions had been initially recorded in accordance with the business combination requirements of US GAAP.

  (h) INCOME TAXES

     Under IAS, the effect on deferred taxes resulting from a change in tax laws or rates is recognized in the income statement except to the extent the change relates to transactions recognized directly in shareholders' equity. The effect on deferred taxes for transactions originally recognized directly in shareholders' equity are allocated directly to shareholders' equity.

     Under US GAAP, the effect on deferred taxes of a change in tax laws or rates is recognized in the income statement including the effect for transactions originally recognized directly in shareholders' equity. The following table indicates the amounts recognized in US GAAP net income for changes in tax rates related to transactions originally recognized directly to shareholders' equity under IAS:

                                                          2001       2000      1999
                                                          E(MN)      E(MN)     E(MN)
                                                          -----      -----     -----
Before elimination of minority interests...............    3,385      3,796      850
After elimination of minority interests................    2,554      2,559      593

     The adjustment concerning the change in tax rates for 2001 primarily relates to the elimination in Germany of long term capital gains tax on certain equity investments sold after January 1. 2002. This adjustment is applied to the relevant available-for-sale securities which carried a deferred tax balance during 2001.

     The change in tax rates for 2000 and 1999 primarily relates to a reduction in German corporate tax rates from 45% to 40% in 1999 (effective in 2000) and from 40% to 25% in 2000 (effective in 2001), as well as the elimination in Germany of long term capital gains tax on certain stock investments sold after January 1, 2002. The tax effect of all other US GAAP adjustments in 2001 amounted to E30 million, in 2000 E212 million, and 1999 E(14) million, resulting in a tax reconciliation adjustment of E3,415 million in 2001, E4,008 million in 2000, and E837 million in 1999.

     The Group has elected to utilize the portfolio method in its US GAAP accounting treatment for the accumulated deferred tax amounts recorded within stockholders' equity which relate to the net unrealized gains of available-for-sale securities that are no longer taxable. Under the portfolio method, the accumulated deferred tax amounts recorded within stockholders' equity will not be recognized in the income statement as income tax expense in future periods as long as the Group maintains an available-for-sale investment portfolio.

  (i) MINORITY INTEREST IN EARNINGS

     Represents the minority interest effect of the US GAAP adjustments.

                                 ALLIANZ GROUP

PRESENTATION DIFFERENCES

     In addition to the valuation and recognition differences, the following discusses the significant financial statement presentation differences under IAS and US GAAP in order to more fully understand the US GAAP condensed consolidated financial statements presented within this note:

Balance sheet:

     a. Investments in affiliated enterprises, joint ventures and associated enterprises are presented in investments excluding funds held by others under reinsurance contracts assumed. Derivatives which hedge available for sale investments are reclassified from investments into other assets.

     b. Other assets are allocated among interest and fees receivable, premium and insurance balances receivables (net), reinsurance recoverables, deferred acquisition costs, and other assets.

     c.   Deferred tax assets and liabilities are presented net.

     d. Unearned premiums included in insurance reserves are disclosed separately.

     e. Participation certificates and post-ranking liabilities, other accrued liabilities and other liabilities are presented within other liabilities.

Income statement:

     a. Interest and similar income is primarily allocated between interest and fees on loans and interest and dividends on investment securities.

     b. Other income from investments is presented within realized investment gains and losses.

     c. Interest and similar expenses are primarily allocated among interest on deposits, interest on short-term borrowings, and interest on long-term debt, as appropriate.

     d. Other expenses for investments are presented primarily within net realized investment gains and losses.

     e. Acquisition costs and administrative expenses are allocated among commission and fees, insurance underwriting, acquisition and insurance expenses, salaries and employee benefits, and other expenses.

     f. Other expenses are allocated among net realized investment gains and losses, insurance underwriting, acquisition and insurance expenses, and other expenses.

                                 ALLIANZ GROUP

CONDENSED BALANCE SHEET INFORMATION

     Following is condensed consolidated balance sheet information of the Allianz Group as of December 31, restated to reflect the impacts of the valuation and presentation differences between IAS and US GAAP:

                                                         US GAAP           IAS REFORMATTED
                                                   -------------------    ------------------
                                                                2000
                                                    2001      RESTATED     2001       2000
                                                    E(MN)      E(MN)       E(MN)      E(MN)
                                                   -------    --------    -------    -------
ASSETS
Cash and cash equivalents........................   21,240      4,209      21,240      4,209
Trading account assets...........................  128,383        372     128,407        374
Investments......................................  350,209    288,722     350,241    289,357
Assets held for separate accounts................   24,692     22,770      24,692     22,770
Loans (net)......................................  300,879     35,156     300,879     35,156
Interest and fees receivable.....................    8,785      2,891       8,785      2,891
Premium and insurance balances receivables
  (net)..........................................    9,523      8,295       9,523      8,295
Reinsurance recoverables.........................   34,163     31,636      34,163     31,636
Deferred acquisition costs.......................   11,192     10,433      11,192     10,433
Goodwill and other intangible assets.............   16,955     10,394      16,911     10,394
Other assets.....................................   28,565     18,402      28,477     18,348
                                                   -------    -------     -------    -------
          Total assets...........................  934,586    433,280     934,510    433,863
                                                   =======    =======     =======    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Insurance policy and claims reserves.............  287,122    273,681     287,122    273,681
Deposits.........................................  255,551     10,905     255,551     10,905
Liabilities held for separate accounts...........   24,726     22,841      24,726     22,841
Unearned premiums................................   12,391     11,143      12,391     11,143
Short-term borrowings............................   87,474      3,950      87,474      3,950
Long-term debt...................................  104,370     13,605     104,370     13,605
Trading account liabilities......................   44,537        197      44,537        197
Net deferred tax liabilities.....................      524      8,200         482      8,200
Other liabilities................................   68,844     37,580      68,844     37,538
                                                   -------    -------     -------    -------
          Total liabilities......................  885,539    382,102     885,497    382,060
                                                   =======    =======     =======    =======
Minority interests in consolidated
  subsidiaries...................................   17,341     16,065      17,349     16,200
                                                   -------    -------     -------    -------
          Total shareholders' equity.............   31,706     35,113      31,664     35,603
                                                   =======    =======     =======    =======
          Total liabilities and shareholders'
            equity...............................  934,586    433,280     934,510    433,863
                                                   =======    =======     =======    =======

                                 ALLIANZ GROUP

CONDENSED INCOME STATEMENT INFORMATION

     The following is condensed consolidated income statement information of the Allianz Group, for the years ended December 31, restated to reflect the impacts of the valuation and presentation differences between IAS and US GAAP:

                                                     US GAAP                 IAS REFORMATTED
                                            --------------------------   ------------------------
                                                       2000
                                             2001    RESTATED    1999     2001     2000     1999
                                            E(MN)     E(MN)     E(MN)    E(MN)    E(MN)    E(MN)
                                            ------   --------   ------   ------   ------   ------
Premiums earned (net).....................  52,745    49,907    46,182   52,745   49,907   46,182
Interest and fees on loans................   8,954     1,953     2,257    8,954    1,953    2,257
Interest and dividends on investment
  securities..............................  13,707    13,067    12,360   13,707   13,067   12,360
Income (net) from investments in
  affiliated enterprises, joint ventures
  and associated enterprises..............   1,834     2,501     1,606    1,588    1,860    1,480
Trading income............................   1,414      (109)      (19)   1,592      (36)      14
Realized investment gains and losses
  (net)...................................    (447)    5,986     5,415     (421)   5,996    5,425
Commissions and fees......................   4,334     2,059     1,028    4,334    2,059    1,028
Other income..............................   4,040     3,905     4,084    4,040    3,905    4,084
                                            ------    ------    ------   ------   ------   ------
          Total income....................  86,581    79,269    72,913   86,539   78,711   72,830
                                            ------    ------    ------   ------   ------   ------
Interest on deposits......................     753       187        --      753      187       --
Interest on short-term borrowings.........   1,554       850     1,661    1,554      850    1,661
Interest on long-term debt................   5,640     1,362       369    5,640    1,362      369
                                            ------    ------    ------   ------   ------   ------
          Total interest expense..........   7,947     2,399     2,030    7,947    2,399    2,030
                                            ------    ------    ------   ------   ------   ------
          Total income, net of interest
            expense.......................  78,634    76,870    70,883   78,592   76,312   70,800
                                            ------    ------    ------   ------   ------   ------
Benefits, claims, and loss expenses
  incurred................................  50,154    51,738    48,331   50,154   51,738   48,331
Provision for loan losses.................     596        21        29      596       21       29
                                            ------    ------    ------   ------   ------   ------
          Total provisions for losses,
            loss expenses, and loan
            losses........................  50,750    51,759    48,360   50,750   51,759   48,360
                                            ------    ------    ------   ------   ------   ------
Insurance underwriting, acquisition and
  insurance expenses......................  14,850    13,897    12,689   14,850   13,897   12,689
Salaries and employee benefits............   3,193       114       953    3,176      107      936
Goodwill and other intangibles
  amortization............................     764       579       569      808      495      485
Other expenses............................   7,212     5,224     3,613    7,255    5,179    3,567
                                            ------    ------    ------   ------   ------   ------
          Total operating expenses........  26,019    19,814    17,824   26,089   19,678   17,677
                                            ------    ------    ------   ------   ------   ------
Income before income tax expense and
  minority interests......................   1,865     5,297     4,699    1,753    4,875    4,763
                                            ------    ------    ------   ------   ------   ------
Income tax expense........................  (4,329)   (3,870)      635     (914)     138    1,472
                                            ------    ------    ------   ------   ------   ------
Income before minority interests..........   6,194     9,167     4,064    2,667    4,737    3,291
                                            ------    ------    ------   ------   ------   ------
Minority interests in income of
  consolidated subsidiaries...............   1,910     2,636     1,194    1,044    1,277      974
                                            ------    ------    ------   ------   ------   ------
          Net income......................   4,284     6,531     2,870    1,623    3,460    2,317
                                            ======    ======    ======   ======   ======   ======

                                 ALLIANZ GROUP

CASH FLOWS

     The Cash Flow Statement has been prepared under the provisions of IAS 7. The presentation requirements of IAS 7 vary in some respects from the presentation requirements of US GAAP. These presentation differences are summarized as follows:

     Cash flows from operating activities include the following item that would be included in cash flows from investing activities under US GAAP:

                                                              AMOUNT FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
ITEM                                                           E(MN)     E(MN)     E(MN)
----                                                          -------   -------   -------
Change in loans and advances to banks and customers.........  (3,442)   (3,694)   (2,527)

     Cash flows from operating activities include the following items that would be included in cash flows from financing activities under US GAAP:

                                                              AMOUNT FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
ITEM                                                           E(MN)     E(MN)     E(MN)
----                                                          -------   -------   -------
Change in liabilities to banks and customers................  (5,456)      836     1,805
Change in certificated liabilities..........................   3,130     2,642     4,092

     Cash flows from investing activities include the following item that would be included in cash flows from financing activities under US GAAP:

                                                              AMOUNT FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
ITEM                                                           E(MN)     E(MN)     E(MN)
----                                                          -------   -------   -------
Change in aggregate policy reserves for life insurance
  products according to SFAS 97.............................   8,089     6,770     5,683

NET INCOME PER SHARE

     Net income per share is calculated excluding the effect of Allianz shares held by associated companies. The weighted average of Allianz shares held by associates was 17,592,284 and 19,431,038 for 2001 and 2000, respectively.

RECENTLY ISSUED US ACCOUNTING PRONOUNCEMENTS

Business Combinations and Goodwill and Other Intangible Assets

     In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, Business Combinations (Statement 141), and Statement No. 142, Goodwill and Other Intangible Assets (Statement 142). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with estimable useful lives be amortized

                                 ALLIANZ GROUP
over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FAS Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (Statement 121).

     The Group is required to adopt the provisions of Statement 141 immediately, except with regard to business combinations initiated prior to July 1, 2001, and Statement 142 effective January 1, 2002. Furthermore, goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before Statement 142 is adopted in full will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized and tested for impairment in accordance with the appropriate pre-Statement 142 accounting requirements prior to the full adoption of Statement 142.

     Statement 141 will require upon adoption of Statement 142, that the Group evaluates its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon full adoption of Statement 142, the Group will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Group will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

     In connection with Statement 142's transitional goodwill impairment evaluation, Statement 142 will require the Group to perform an assessment of whether there is an indication that goodwill, and equity-method goodwill, is impaired as of January 1, 2002. To accomplish this, the Group must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Group will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Group must perform the second step of the transitional impairment test. In the second step, the Group must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of January 1, 2002. This second step is required to be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Group's US GAAP net income. Additionally, any unamortized negative goodwill, and equity-method negative goodwill, existing at January 1, 2002 must be written off as the cumulative effect of a change in accounting principle.

     The Group has adopted certain provisions of Statement 142, as required for goodwill and intangible assets resulting from business acquisitions consummated after June 30, 2001. The Group will fully adopt Statement 142 effective January 1, 2002. However, because of the extensive effort needed to comply with adopting Statement 142, it is not practicable to reasonably estimate the impact of fully adopting Statement 142 on the Group's financial

                                 ALLIANZ GROUP
statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

Asset Retirement Obligations

     In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (Statement 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

     Statement 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss will be recognized on settlement.

     The Group is required to adopt the provisions of Statement 143 for the quarter ending March 31, 2003. To accomplish this, the Group must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Group to gather market information and develop cash flow models. Additionally, the Group will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of Statement 143, it is not practicable for management to estimate the impact of adopting Statement 143 at the date of this report.

Impairment of Disposal of Long-Lived Assets

     In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement 144), which supersedes both Statement 121, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (Opinion 30), for the disposal of a segment of a business, as previously defined in Opinion 30. Statement 144 retains the fundamental provisions in Statement 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with Statement 121.

     The Group is required to adopt Statement 144 no later than the year beginning after December 15, 2001, and plans to adopt its provisions for the quarter ending March 31, 2002. Management does not expect the adoption of Statement 144 for long-lived assets held for use to have a material impact on the Group's financial statements because the impairment assessment under Statement 144 is largely unchanged from Statement 121. The provisions of Statement 144 for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot determine the potential effects that adoption of Statement 144 will have on the Group's financial statements.

                                 ALLIANZ GROUP

(46) SELECTED SUBSIDIARIES AND OTHER HOLDINGS

                                                              EQUITY IN
OPERATING SUBSIDIARIES                                          E(MN)     % OWNED(1)
----------------------                                        ---------   ----------
ADVANCE Bank AG, Duisburg...................................        77      100.0
AGIS Allianz Gesellschaft fur Informatik Service mbH,
  Munich....................................................       181      100.0
Allianz Bauspar AG, Munich..................................        23      100.0
Allianz Capital Partners GmbH, Munich.......................       649      100.0
Allianz Dresdner Asset Management GmbH, Munich..............        39      100.0
Allianz Global Risks Ruckversicherungs-AG, Munich...........        50      100.0
Allianz Globus MAT Versicherungs-Aktiengesellschaft,
  Hamburg...................................................        52      100.0
Allianz Immobilien GmbH, Stuttgart..........................         4      100.0
Allianz Kapitalanlagegesellschaft mbH, Stuttgart............         5      100.0
Allianz Lebensversicherungs-AG, Stuttgart...................     1,074       50.5
Allianz PIMCO Asset Management GmbH, Munich.................         7      100.0
Allianz Vermogens-Bank AG, Augsburg.........................        23      100.0
Allianz Versicherungs-AG, Munich............................     1,516      100.0
Allianz Zentrum fur Technik GmbH, Munich....................         0      100.0
Bayerische Versicherungsbank AG, Munich.....................       321       45.0(2)
DEGI Deutsche Gesellschaft fur Immobilienfonds mbH,
  Frankfurt/Main............................................        23      100.0
Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG,
  Frankfurt/Main............................................     1,245       98,1
Deutsche Lebensversicherungs-AG, Berlin.....................        36      100.0
dit DEUTSCHER INVESTMENT-TRUST Gesellschaft fur
  Wertpapieranlagen mbH, Frankfurt/Main.....................       139      100.0
DREGIS Dresdner Global IT Services Gesellschaft mbH,
  Frankfurt/Main............................................       106      100.0
Dresdner Asset Management (Germany) GmbH, Frankfurt/Main....         3      100.0
Dresdner Bank AG, Frankfurt/Main............................    21,633       78.5
Dresdner Bank Lateinamerika AG, Hamburg.....................       438      100.0
Dresdner Bauspar AG, Bad Vilbel.............................        42      100.0
Frankfurter Versicherungs-AG, Frankfurt/Main................       343       50.0(2)
Hermes Kreditversicherungs-AG, Hamburg......................       103       89.6
Kraft Versicherungs-AG, Berlin/Munich.......................        10       99.5
Lombardkasse AG, Berlin.....................................        31       99.4
Munchner und Magdeburger Hagelversicherung AG, Munich.......         6       52.4
Oldenburgische Landesbank AG, Oldenburg.....................       392       89.7
Reuschel & Co., Munich......................................       155       50.1
Vereinte Krankenversicherung AG, Munich.....................       245      100.0
Vereinte Lebensversicherung AG, Munich......................        57      100.0
Vereinte Rechtschutzversicherung AG, Munich.................        10      100.0
Vereinte Spezial Krankenversicherung AG, Munich.............         8      100.0
Vereinte Spezial Versicherung AG, Munich....................         8      100.0
Vereinte Versicherung AG, Munich............................       269       99.3

---------------
(1) Including shares held by subsidiaries.

(2) Management control agreement.

                                 ALLIANZ GROUP

                                                              EQUITY IN
OPERATING SUBSIDIARIES                                          E(MN)     % OWNED(1)
----------------------                                        ---------   ----------
AGF Belgium Insurance, Brussels.............................       396      100.0
AGF La Lilloise, Paris......................................        71      100.0
AGF-M.A.T., Paris...........................................       127      100.0
Alba Allgemeine Versicherungs-Gesellschaft, Basel...........        17      100.0
Allianz Asset Management (Ltd.), Hong Kong..................         3      100.0
Allianz Australia Limited, Sydney...........................       459      100.0
Allianz Bulgaria Insurance and Reinsurance Company Ltd.,
  Sofia.....................................................         9       71.6
Allianz Bulgaria Life Insurance Company Ltd., Sofia.........         5       94.0
Allianz Compania de Seguros y Reaseguros S.A., Madrid.......       269       99.8
Allianz Elementar Lebensversicherungs-Aktiengesellschaft,
  Vienna....................................................        99      100.0
Allianz Elementar Versicherungs-Aktiengesellschaft,
  Vienna....................................................       363       98.7
Allianz Europe Ltd., Amsterdam..............................     1,657      100.0
Allianz Fire and Marine Insurance Japan Ltd., Tokyo.........        10      100.0
Allianz First Life Insurance Co. Ltd., Seoul................       299      100.0
Allianz General Insurance Company S.A., Athens..............         7      100.0
Allianz Hungaria Biztosito Rt., Budapest....................        98      100.0
Allianz Insurance (Hong Kong) Ltd., Hong Kong...............        11      100.0
Allianz Insurance Company of Singapore Pte. Ltd.,
  Singapore.................................................        44      100.0
Allianz Insurance Company, Los Angeles......................     4,103      100.0
Allianz Lebensversicherung (Schweiz) AG, Zurich.............        41      100.0
Allianz Life Insurance Company of North America,
  Minneapolis...............................................     1,716      100.0
Allianz Life Insurance Company S.A., Athens.................         5      100.0
Allianz Mexico S.A. Compania de Seguros, Mexico City........        89      100.0
Allianz of America Inc., Wilmington.........................     5,873      100.0
Allianz of Canada Inc., Toronto.............................       182      100.0
Allianz of South Africa (Proprietary) Ltd., Johannesburg....        14      100.0
Allianz pojistovna a.s., Bratislava.........................        26      100.0
Allianz poistovna a.s., Prague..............................        24      100.0
Allianz President General Insurance, Taipeh.................        36       50.0(2)
Allianz President Life Insurance, Taipeh....................        18       50.0(2)
Allianz-RAS Tutela Giudiziaria S. p. A., Milan..............         6      100.0
Allianz Re Dublin Ltd., Dublin..............................        11      100.0
Allianz Risk Transfer, Zurich...............................       387      100.0
Allianz Subalpina Societa di Assicurazioni Riassicurazioni
  S. p. A., Turin...........................................       186       97.1
Allianz Suisse Lebensversicherungs-Gesellschaft, Zurich.....       100      100.0
Allianz Suisse Versicherungs-Gesellschaft, Zurich...........       363       99.9
Allianz Tiriac Insurance S.A., Bucharest....................         8       51.0
Allianz Underwriters Insurance Company, Los Angeles.........        64      100.0
Allianz Versicherung (Schweiz) AG, Zurich...................        68      100.0
Allianz Worldwide Care, Dublin..............................        12      100.0

---------------
(1) Including shares held by dependent subsidiaries.

(2) Controlled by Allianz.

                                 ALLIANZ GROUP

                                                              EQUITY IN
OPERATING SUBSIDIARIES                                          E(MN)     % OWNED(1)
----------------------                                        ---------   ----------
Allianz Zagreb d.d., Zagreb.................................        10       52.0
Allianz (UK) Ltd., London...................................       806      100.0
Arab International Insurance Company, Cairo.................         9       80.0
Arab International Life Company, Cairo......................         7      100.0
Assurances Generales de France lart, Paris..................     1,820      100.0
Assurances Generales de France Vie, Paris...................     1,964      100.0
Assurances Generales de France, Paris.......................     5,730       67.8
Banque AGF, Paris...........................................       427      100.0
Berner Allgemeine Versicherungs-Gesellschaft, Bern..........       223       99.9
Berner Lebensversicherungs-Gesellschaft, Bern...............        19      100.0
Church and General Insurance p.l.c., Dublin.................        74      100.0
Commercial Bank "Bulgaria Invest" Company Ltd., Sofia.......         7       99.2
Compagnie d'Assurance de Protection Juridique S.A., Zug.....         6      100.0
Companhia de Seguros Allianz Portugal S.A., Lisbon..........       108       64.8
Cornhill Insurance PLC, London..............................       874      98.02
Dresdner Asset Management Ltd., Singapore...................         3      100.0
dresdnerbank asset management S.A., Luxemburg...............        32      100.0
Dresdner Bank (Ireland) plc., Dublin........................       271      100.0
Dresdner Bank Luxembourg S.A., Luxemburg....................     1,024      100.0
Dresdner Bank (Schweiz) AG, Zurich..........................       101       99.8
Dresdner International Management Services Ltd., Dublin.....         4      100.0
Dresdner Kleinwort Wasserstein (Japan) Ltd., Hong Kong,
  Tokyo.....................................................       351      100.0
Dresdner Kleinwort Wasserstein Securities SIM p.A., Milan...        30       66.9
Dresdner Kleinwort Wasserstein (South East Asia) Ltd.,
  Singapore.................................................       195      100.0
Dresdner RCM Global Investors Holdings (UK) Ltd., London....        64      100.0
ELVIA Reiseversicherungs-Gesellschaft, Zurich...............        22      100.0
Entenial, Guyancourt........................................       334       72.2
EULER, Paris................................................       698       71.5
Fireman's Fund Insurance Company, Novato....................     3,537      100.0
France Life, Seocho-Ku, Seoul...............................         2      100.0
Groupe Mondial Assistance, Zurich...........................       532      100.0
International Reinsurance Company S.A., Luxemburg...........        32      100.0
Jefferson Insurance Company of N.Y., New York...............       106      100.0
LifeU.S.A. Insurance Company, Minneapolis...................     1,001      100.0
Lloyd 1885 S.p.A., Milan....................................        23      100.0
Lloyd Adriatico S.p.A., Triest..............................       443       99.7
Malaysia British Assurance, Malaysia........................        35       98.5
Malaysia British Assurance Life, Kuala Lumpur...............        24      100.0
Merchant Investors Assurance Co. Ltd., Bristol..............        12      100.0
Nicholas Applegate, San Diego...............................     1,117      100.0
Oppenheimer Capital, Delaware...............................        22      100.0
Orbis Group Ltd., St. Peter Port/Guernsey...................         7      100.0

---------------
(1) Including shares held by dependent subsidiaries.

(2) Percentage of voting capital owned: 99.99%.

                                 ALLIANZ GROUP

                                                              EQUITY IN
OPERATING SUBSIDIARIES                                          E(MN)     % OWNED(1)
----------------------                                        ---------   ----------
Ost-West Allianz Insurance Company, Moscow..................         1      100.0
Pacific Investment Management Company LLC, a DE LLC,
  Delaware..................................................        89       97.0
Pet Plan Health Care Ltd., London...........................        10      100.0
PIMCO Funds Distributors LLC, Delaware......................        58      100.0
Privatinvest Bank AG, Salzburg..............................        15       69.0
P.T. Asuransi Allianz Life Indonesia, Jakarta...............         3       98.7
P.T. Asuransi Allianz Utama Indonesia, Jakarta..............         8       55.4
RB Vita S.p.A., Milan.......................................       146      100.0
Riunione Adriatica di Sicurta S.p.A., Milan.................     4,054       51.1(2)
T.U. Allianz Polska S.A., Warsaw............................        84      100.0
T.U. Allianz Polska Zycie S.A., Warsaw......................        28      100.0
Veer Palthe Voute N.V., Gouda...............................         7      100.0
Wm. H McGee & Co. Inc., New York............................        52      100.0
ZA Leven, Nieuwegein........................................       199      100.0
Zwolsche Algemeene Schadeverzekering N.V., Nieuwegein.......       113      100.0

                                                              EQUITY IN
ASSOCIATED COMPANIES(3)                                         E(MN)     % OWNED(1)
-----------------------                                       ---------   ----------
Autobahn Tank & Rast Holding GmbH, Bonn.....................        21       31.4
Beiersdorf AG, Hamburg......................................     1,458       43.6
Bilfinger + Berger Bauaktiengesellschaft, Mannheim..........       748       25.1
Heidelberger Zement AG, Heidelberg..........................     3,639       18.1
Karlsruher Lebensversicherung AG, Karlsruhe.................       175       36.1
Kommanditgesellschaft Allgemeine Leasing GmbH & Co.,
  Grunwald..................................................        48       40.5
Monachia Grundstucks-Aktiengesellschaft, Munich.............        26       48.7
Munchener Ruckversicherungs-Gesellschaft AG, Munich.........    23,602       24.9
TELA Versicherung AG, Berlin/Munich.........................       277       25.0
Allianz CP General Insurance Company Ltd., Bangkok..........         8       25.0
EUROPENSIONES S.A., Entidad Grestora de Fondos de Pensiones,
  Madrid....................................................        35       49.0
Koc Allianz Hayat Sigorta A.S., Istanbul....................        17       38.0
Koc Allianz Sigorta T.A.S., Istanbul........................        21       37.1
National Insurance Company Berhad, Brunei...................         6       25.0
Russian People's Insurance Society "Rosno", Moscow..........        26       45.3
Sophia, Paris...............................................       821       28.1

---------------
(1) Including shares held by dependent subsidiaries.

(2) Percentage of voting capital owned: 51.87%.

(3) Associated enterprises are all those enterprises other than affiliated enterprises or joint ventures, in which the Group has an interest of between 20% and 50% regardless of whether a significant influence is exercised.

                                 ALLIANZ GROUP

                                                              EQUITY IN
OTHER SELECTED HOLDINGS IN LISTED COMPANIES(1)                  E(MN)     % OWNED(2)
----------------------------------------------                ---------   ----------
AMB Generali Holding AG.....................................       602        9.5
BASF AG, Ludwigshafen.......................................     2,678       10.9
Bayerische Motorenwerke AG, Munich..........................     1,692        6.5
Bayer AG, Leverkusen........................................     1,524        5.8
Bayerische Hypo- und Vereinsbank AG, Munich.................     3,024       16.4
Continental AG, Hanover.....................................       159        8.0
DaimlerChrysler AG, Stuttgart...............................       780        1.6
Deutsche Bank AG, Frankfurt/Main............................     2,209        4.5
Deutsche Borse AG, Frankfurt/Main...........................       260        5.9
Deutsche Telekom AG, Bonn...................................       372        0.5
E.ON AG, Dusseldorf.........................................     3,736        9.2
ERGO Versicherungsgruppe AG, Dusseldorf.....................       205        1.5
Fresenius AG, Bad Homburg...................................       201        6.0
Karstadt Quelle AG, Essen...................................       724       14.0
Linde AG, Wiesbaden.........................................       670       12.3
mg technologies ag, Frankfurt/Main..........................       238       13.0
Norddeutsche Affinerie AG, Hamburg..........................        40        8.7
Preussag AG, Hanover........................................       118        2.4
RWE AG, Essen...............................................     2,753       11.4
SAP AG, Walldorf............................................       409        0.9
Schering AG, Berlin.........................................     1,422       11.9
SGL Carbon AG, Wiesbaden....................................        38        7.7
Siemens AG, Munich..........................................     2,558        3.8
Sud-Chemie AG, Munich.......................................        58       19.0
ThyssenKrupp AG, Essen......................................       356        4.2
Vodafone AG, Dusseldorf.....................................     1,145        0.7
Volkswagen AG, Wolfsburg....................................       196        1.4
Vossloh AG, Werdohl.........................................        18        5.7

---------------
(1) Market value >= E100 million or percentage of shares owned >= 5% without trading portfolio of banking business.

(2) Including shares held by dependent subsidiaries (incl. consolidated investment fund).

                                                              EQUITY IN
OTHER SELECTED HOLDINGS IN LISTED COMPANIES(1)                  E(MN)     % OWNED(2)
----------------------------------------------                ---------   ----------
Abbott Laboratories Inc., Abbott Park, IL...................       100        0.1
ABN Amro Holding N.V., Amsterdam............................       110        0.4
Aegon N.V., The Hague.......................................       172        0.4
Alcatel S.A., Paris.........................................       214        0.9
American Int. Group Inc., New York, NY......................       151        0.1
Assicurazioni Generali S.p.A., Triest.......................       310        0.8
AstraZeneca PLC, London.....................................       201        0.2
Aventis S.A., Schiltigheim..................................       593        1.0
AXA-UAP S.A., Paris.........................................       490        1.2

                                 ALLIANZ GROUP

                                                              EQUITY IN
OTHER SELECTED HOLDINGS IN LISTED COMPANIES(1)                  E(MN)     % OWNED(2)
----------------------------------------------                ---------   ----------
Banca Intesa BCI S.p.A., Milan..............................       375        2.1
Banco Atlantico S.A., Barcelona.............................        42        5.6
Banco Bilbao Vizcaya Argentaria, Bilbao.....................       318        0.7
Banco Popular Espanol S.A., Madrid..........................       466        5.8
Banco Santander Central Hispanico S.A., Madrid..............       146        0.3
Barclays Bank PLC, London...................................       108        0.2
BNP Paribas, Paris..........................................       568        1.3
Bollore Investissement S.A., Puteaux........................       188       16.0
BP Amoco PLC, London........................................       436        0.2
Banco Portugues de Investimento (BPI-SGPS) S.A., Porto......       129        8.9
Carrefour Supermarche S.A., Paris...........................       267        0.6
CGNU PLC (ex CGU plc), London...............................       247        0.8
Citigroup Inc., New York, NY................................       203        0.1
Credit Lyonnais S.A., Paris.................................     1,272        9.9
Credit Suisse Group, Zurich.................................       258        0.4
CRH PLC, Dublin.............................................       205        2.0
Dixons Group PLC, Hertfordshire.............................       124        1.6
DMC Dollfus-Mieg et Cie S.A., Paris.........................        12       10.7
Electronic Data Systems Corp., Plano, TX....................       107        0.3
Endesa S.A., Madrid.........................................       135        0.7
ENI S.p.A., Rome............................................       512        0.9
Exxon Mobil Corp., Irving, TX...............................       182        0.1
Fannie Mae Inc., Washington, DC.............................       101        0.1
FleetBoston Financial Corp., Boston, MA.....................       100        0.2
Fortis N.V., Utrecht........................................       354        0.7
France Telecom S.A., Paris..................................       232        0.4
General Electric Co. Inc., Fairfield, CT....................       217        0.1
Geodis S.A., Paris..........................................        11        8.5
GlaxoSmithKline PLC, Greenford, Middlesex...................       491        0.3
Groupe Danone S.A., Paris...................................       230        1.1
Hana Bank, Seoul............................................       225       12.5
Harwanne S.A., Geneva.......................................        14       18.8
HSBC Holdings PLC, London...................................       209        0.2
IBM Corp., Armonk, NY.......................................       177        0.1
Immobiliere Marseillaise, Marseille.........................        58        8.5
ING Group N.V., Amsterdam...................................       499        0.9
Intel Corp., Santa Clara, CA................................       132        0.1
Kon. Ahold N.V., Amsterdam..................................       314        1.1
Lloyds TSB Group PLC, Edinburgh.............................       371        0.5
L'Oreal S.A., Paris.........................................       211        0.4
Mediobanca S.p.A., Milan....................................       157        1.7
Microsoft Corp., Redmond, WA................................       285        0.1
Nestle S.A., Vevey..........................................       853        0.9
Nokia Oyi., Nokia...........................................       988        0.7

                                 ALLIANZ GROUP

                                                              EQUITY IN
OTHER SELECTED HOLDINGS IN LISTED COMPANIES(1)                  E(MN)     % OWNED(2)
----------------------------------------------                ---------   ----------
Novartis AG, Basel..........................................       818        0.8
Olivetti S.p.A., Ivrea......................................       216        1.7
Pechiney S.A., Paris........................................       298        6.4
PepsiCo Inc., Purchase, NY..................................       121        0.1
Peugeot S.A., Paris.........................................       143        1.2
Pfizer Inc., New York, NY...................................       244        0.1
Pharmacia Corp, Peapack, NJ.................................       101        0.2
Philip Morris Companies Inc., New York, NY..................       106        0.1
Philips Electronics N.V., Amsterdam.........................       397        0.9
Pinault-Printemps-Redoute S.A., Paris.......................       222        1.3
Pirelli & Co. S.p.A., Milan.................................        83        5.1
Prudential Corporation PLC, London..........................       180        0.7
Rolo Banca 1473 S.p.A., Bologna.............................       281        3.4
Royal Bank Scotland Group PLC, Edinburgh....................       125        0.2
Royal Dutch Petroleum, The Hague............................       701        0.6
San Paolo IMI S.p.A., Turin.................................       162        0.9
Sanofi- Synthelabo S.A., Paris..............................       161        0.3
Schneider S.A., Boulogne-Billancourt........................       179        1.4

---------------
(1) Market value >= E100 million or percentage of shares owned >= 5% without trading portfolio of banking business.

(2) Including shares held by dependent subsidiaries (incl. consolidated investment fund).

                                                              EQUITY IN
OTHER SELECTED HOLDINGS IN LISTED COMPANIES(1)                  E(MN)     % OWNED(2)
----------------------------------------------                ---------   ----------
Schweizer Ruckversicherungs-Gesellschaft AG, Zurich.........       151        0.4
Shell Transport & Trading Co. PLC, London...................       109        0.1
Societe Generale S.A., Paris................................       747        2.8
STMicroelectronics N.V., Geneva.............................       167        0.5
Suez Lyonnaise des Eaux S.A., Paris.........................       335        1.0
Telecom Italia S.p.A., Rome.................................       371        0.6
Telefonica S.A., Madrid.....................................       360        0.5
Tesco PLC, Cheshunt, Hertfordshire..........................       228        0.8
TIM S.p.A., Turin...........................................       321        0.6
Total Fina Elf S.A., Paris..................................       925        0.8
Tyco International Ltd., Pembroke Bermuda...................       146        0.1
UBS AG, Zurich..............................................       580        0.8
UniCredito Italiano S.p.A., Milan...........................     1,134        5.0
Unilever N.V., Rotterdam....................................       183        0.5
Verizon Communication Inc. (ex. Bell Atl.), New York, NY....       132        0.1
Vivendi Universal, Paris....................................       538        0.8
Vodafone Group PLC, Newbury.................................       618        0.3
Voest-Alpine AG, Linz.......................................        83        8.2
Wal-Mart Stores Inc., Bentonville, AR.......................       188        0.1

                                 ALLIANZ GROUP

                                                              EQUITY IN
OTHER SELECTED HOLDINGS IN LISTED COMPANIES(1)                  E(MN)     % OWNED(2)
----------------------------------------------                ---------   ----------
Worms et Cie, Paris.........................................       346       15.2
Zagrebacka Banka d.d., Zagreb...............................        75        9.9
Zurich Financial Services AG, Zurich........................       113        0.5

---------------
(1) Market value >= E100 million or percentage of shares owned >= 5% without trading portfolio of banking business

(2) Including shares held by dependent subsidiaries (incl. consolidated investment fund).

OTHER INTERESTS

     Associated or other non-consolidated asset management companies hold the following shareholdings in the listed companies shown below.

                                                       EQUITY INVESTMENTS HELD BY     INTEREST OF THE
                                                            ASSET MANAGEMENT          ALLIANZ GROUP IN
                                                                COMPANIES                THE ASSET
                                                       ---------------------------       MANAGEMENT
                                                        MARKET VALUE                     COMPANIES
                                                           E(MN)          % OWNED         % OWNED
                                                       --------------    ---------    ----------------
Deutsche Lufthansa AG, Cologne......................         576            10.0             50
Heidelberger Druckmaschinen AG, Heidelberg..........         872            23.9             50
Hochtief AG, Essen..................................         111            10.0             50
MAN AG, Munich......................................         947            25.8             50

DISCLOSURE OF EQUITY INVESTMENTS

     Information is filed separately with the Commercial Register in Munich.

                                                                      SCHEDULE I

                                 ALLIANZ GROUP

                            SUMMARY OF INVESTMENTS*
                               DECEMBER 31, 2001

                                                                                      AMOUNT
                                                                                     SHOWN IN
                                                             AMORTIZED     FAIR      BALANCE
                                                               COST        VALUE      SHEET
                                                               E(MN)       E(MN)      E(MN)
                                                             ---------    -------    --------
Fixed maturities:
  Bonds:
     German government.....................................    54,421      55,591     55,588
     US government.........................................     6,805       6,890      6,871
     French government.....................................    10,849      10,943     10,952
     Austrian government...................................       997       1,010      1,010
     UK government.........................................     1,200       1,241      1,241
     Italian government....................................    14,365      14,643     14,643
     Swiss government......................................     2,110       2,121      2,115
     Netherlands government................................       659         666        661
     Spanish government....................................     5,001       5,206      5,200
     Canadian government...................................       534         546        546
     Other government......................................    10,886      11,059     10,970
Public utilities...........................................     8,427       8,592      8,592
Convertibles and bonds with warrant attached...............       357         386        386
All other corporate bonds..................................    71,448      73,312     73,312
Certificate of deposit.....................................    14,252      14,252     14,252
                                                              -------     -------    -------
          Total fixed maturities...........................   202,311     206,458    206,339
                                                              -------     -------    -------
Equity securities:
  Common stocks:
     Public utilities......................................     2,118       2,468      2,468
     Banks, trusts and insurance companies.................    10,934      12,744     12,744
     Industrial, miscellaneous and all other...............    56,829      66,233     66,233
     Non-redeemable preferred stocks.......................        15          18         18
                                                              -------     -------    -------
          Total equity securities..........................    69,896      81,463     81,463
                                                              -------     -------    -------
Mortgage loans on real estate..............................    11,771      11,771     11,771
Real Estate................................................    12,004      16,731     16,731
Policy loans...............................................     1,337       1,337      1,337
Other long-term investments................................    27,081      27,612     27,661
                                                              -------     -------    -------
          Total investments................................   324,400     345,372    345,302
                                                              =======     =======    =======

---------------

* Includes all Group investments except trading portfolios.

                                                                     SCHEDULE II

                           ALLIANZ AKTIENGESELLSCHAFT

                PARENT ONLY CONDENSED BALANCE SHEETS (IAS BASIS)
                         AT DECEMBER 31, 2001 AND 2000

                                                               2001      2000
                                                              E(MN)     E(MN)
                                                              ------    ------
Assets:
Investment in subsidiaries..................................  52,692    43,290
Cash........................................................   2,212        78
Other invested assets.......................................  17,641    19,687
Other assets................................................   4,760     3,338
                                                              ------    ------
                                                              77,305    66,393
                                                              ======    ======
Liabilities & Shareholders' Equity:
Assumed reinsurance reserves................................  12,190    11,318
Other liabilities...........................................  33,451    19,472
                                                              ------    ------
                                                              45,641    30,790
Shareholders' equity........................................  31,664    35,603
                                                              ------    ------
                                                              77,305    66,393
                                                              ======    ======

                                                                     SCHEDULE II

                           ALLIANZ AKTIENGESELLSCHAFT

             PARENT ONLY CONDENSED STATEMENTS OF INCOME (IAS BASIS)
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                               2001      2000      1999
                                                              E(MN)     E(MN)     E(MN)
                                                              ------    ------    ------
Revenues:
  Underwriting income.......................................  3,503     3,543     3,753
  Investment income.........................................  3,541     2,454     2,621
  Other income..............................................    517        57        36
                                                              -----     -----     -----
                                                              7,561     6,054     6,410
Expenses:
  Underwriting expense......................................  4,594     4,158     3,871
  Investment expense........................................  1,416       908     1,041
  Other expense.............................................    694       343       352
                                                              -----     -----     -----
                                                              6,704     5,409     5,264
                                                              -----     -----     -----
Income before tax...........................................    857       645     1,146
  Income tax................................................   (572)     (272)      213
                                                              -----     -----     -----
Income before equity in undistributed net income of
  subsidiaries..............................................  1,429       917       933
Equity in undistributed net income of subsidiaries..........    194     2,543     1,384
                                                              -----     -----     -----
     Net Income.............................................  1,623     3,460     2,317
                                                              =====     =====     =====

                                                                     SCHEDULE II

                           ALLIANZ AKTIENGESELLSCHAFT

           PARENT ONLY CONDENSED STATEMENT OF CASH FLOWS (IAS BASIS)
                     YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                               2001      2000
                                                              E(MN)      E(MN)
                                                              ------    -------
Cash flows from operating activities:
  Net income................................................   1,623      3,460
  Adjustments to reconcile net income to cash provided by
     operating activities:
     Change in assumed reinsurance reserves.................     872        917
     Change in other assets.................................  (1,422)    (1,429)
     Change in other liabilities............................  13,979      2,593
                                                              ------    -------
Net cash provided by operating activities...................  15,052      5,541
                                                              ------    -------
Cash flows from investing activities:
  Change in investments in subsidiaries.....................  (9,402)   (10,450)
  Change in other invested assets...........................   2,046      2,224
                                                              ------    -------
Net cash used in investing activities.......................  (7,356)    (8,226)
                                                              ------    -------
Cash flows from financing activities:
  Net proceeds from issuance of common stocks and additional
     paid in capital........................................     275        184
  Other changes on shareholders' capital....................  (5,164)     2,896
  Dividends paid............................................    (673)      (613)
                                                              ------    -------
Net cash provided by financing activities...................  (5,562)     2,467
                                                              ------    -------
Net (decrease) increase in cash.............................   2,134       (218)
Cash at beginning of year...................................      78        296
                                                              ------    -------
Cash at end of year.........................................   2,212         78
                                                              ======    =======

                                                                    SCHEDULE III

                                 ALLIANZ GROUP

                      SUPPLEMENTARY INSURANCE INFORMATION*
                       DECEMBER 31, 2001, 2000, AND 1999

                                                   FUTURE
                                                   POLICY                     OTHER
                                  DEFERRED       BENEFITS,                    POLICY
                                   POLICY         LOSSES,                   CLAIMS AND    PREMIUM
                                 ACQUISITION     CLAIMS AND     UNEARNED     BENEFITS     REVENUE
                                    COSTS       LOSS EXPENSE    PREMIUMS     PAYABLE      (EARNED)
                                    GROSS          GROSS         GROSS        GROSS         NET
                                    E(MN)          E(MN)         E(MN)        E(MN)        E(MN)
                                 -----------    ------------    --------    ----------    --------
At and for the year ended
  December 31, 2001:
Life/Health....................      8,327         195,004           241       20,010       18,979
Property-Casualty..............      3,169          69,333        12,150        2,774       33,766
                                  --------       ---------      --------     --------     --------
          Total................     11,496         264,337        12,391       22,784       52,745
                                  ========       =========      ========     ========     ========
At and for the year ended
  December 31, 2000:
Life/Health....................      7,325         181,433           284       27,103       19,077
Property-Casualty..............      3,108          62,466        10,859        2,679       30,830
                                  --------       ---------      --------     --------     --------
          Total................     10,433         243,899        11,143       29,782       49,907
                                  ========       =========      ========     ========     ========
At and for the year ended
  December 31, 1999:
Life/Health....................      6,631         166,621         1,633       27,811       17,058
Property-Casualty..............      2,594          59,163        10,172        2,664       29,124
                                  --------       ---------      --------     --------     --------
          Total................      9,225         225,784        11,805       30,475       46,182
                                  ========       =========      ========     ========     ========

---------------

* After eliminating intra-group transactions between segments.

                                                                    SCHEDULE III

                                 ALLIANZ GROUP

                      SUPPLEMENTARY INSURANCE INFORMATION*
                        DECEMBER 31, 2001, 2000 AND 1999

                                                 BENEFITS     AMORTIZATION
                                                 CLAIMS,      OF DEFERRED
                                                LOSSES AND       POLICY         OTHER
                                  INVESTMENT    SETTLEMENT    ACQUISITION     OPERATING    PREMIUMS
                                    INCOME       EXPENSES        COSTS        EXPENSES     WRITTEN
                                     NET           NET            NET            NET         NET
                                    E(MN)         E(MN)          E(MN)          E(MN)       E(MN)
                                  ----------    ----------    ------------    ---------    --------
At and for the year ended
  December 31, 2001:
Life/Health.....................      7,981        22,679         2,523          2,772       18,960
Property-Casualty...............      6,707        27,475         4,983          8,495       34,790
                                   --------      --------       -------       --------     --------
          Total.................     14,688        50,154         7,506         11,267       53,750
                                   ========      ========       =======       ========     ========
At and for the year ended
  December 31, 2000:
Life/Health.....................     13,541        27,092         2,056          3,436       19,080
Property-Casualty...............      7,777        24,646         5,228          6,585       31,178
                                   --------      --------       -------       --------     --------
          Total.................     21,318        51,738         7,284         10,021       50,258
                                   ========      ========       =======       ========     ========
At and for the year ended
  December 31, 1999:
Life/Health.....................     12,787        25,049         1,677          3,054       17,297
Property-Casualty...............      7,457        23,282         4,642          6,541       29,462
                                   --------      --------       -------       --------     --------
          Total.................     20,244        48,331         6,319          9,595       46,759
                                   ========      ========       =======       ========     ========

---------------

* After eliminating intra-group transactions between segments.

                                                                     SCHEDULE IV

                                 ALLIANZ GROUP

                     SUPPLEMENTARY REINSURANCE INFORMATION*
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                   DIRECT      CEDED TO      ASSUMED
                                    GROSS        OTHER      FROM OTHER       NET       AMOUNT
                                   AMOUNT      COMPANIES    COMPANIES      AMOUNT      ASSUMED
                                    E(MN)        E(MN)        E(MN)         E(MN)      TO NET
                                  ---------    ---------    ----------    ---------    -------
2001:
Life insurance in force.........    352,535      (32,261)      98,502       418,776     23.52%
                                  =========    =========     ========     =========
Premiums earned:
  Life/Health insurance(1)......     19,375       (1,169)         773        18,979      4.07%
  Property-Casualty insurance,
     including title
     insurance(2)...............     32,626       (6,668)       7,808        33,766     23.12%
                                  ---------    ---------     --------     ---------
          Total premiums........     52,001       (7,837)       8,581        52,745     16.27%
                                  =========    =========     ========     =========
2000:
Life insurance in force.........    354,204      (31,406)      98,968       421,766     23.47%
                                  =========    =========     ========     =========
Premiums earned:
  Life/Health insurance(1)......     20,202       (1,125)          --        19,077      0.00%
  Property-Casualty insurance,
     including title
     insurance(2)...............     37,329       (6,499)          --        30,830      0.00%
                                  ---------    ---------     --------     ---------
          Total premiums........     57,531       (7,624)          --        49,907      0.00%
                                  =========    =========     ========     =========
1999:
Life insurance in force.........    296,018      (34,874)      98,325       359,468     27.35%
                                  =========    =========     ========     =========
Premiums earned:
  Life/Health insurance(1)......     18,206       (1,147)          --        17,059      0.00%
  Property-Casualty insurance,
     including title
     insurance(2)...............     35,214       (6,091)          --        29,123      0.00%
                                  ---------    ---------     --------     ---------
          Total premiums........     53,420       (7,238)          --        46,182      0.00%
                                  =========    =========     ========     =========

---------------

(1)Life/Health have been combined for this schedule.

(2) Title insurance has been combined with Property-Casualty insurance.

  * After eliminating intra-group transactions between segments.

                                   SIGNATURES

     The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       ALLIANZ AKTIENGESELLSCHAFT

                                       By: /s/ Helmut Perlet
                                         ---------------------------------------
                                           Name: Dr. Helmut Perlet
                                           Title: Member of the Management Board

                                           /s/ Stephan Theissing
                                         ---------------------------------------
                                           Name: Stephan Theissing
                                           Title:Prokurist and Head of Corporate
                                                 Finance

Date: June 25, 2002

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                              DOCUMENT
-------                             --------
  1.1     Articles of Association
  4.1     Principles of Cooperation between Allianz AG and Munich Re, dated May 2000*
  4.2     Letter of Intent between Allianz AG and Munich Re, dated May
          4, 2000**
  4.3     Agreement in Principle between Allianz AG and Munich Re,
          dated April 4, 2001***
  4.4     Basic Agreement between Allianz AG and Dresdner Bank, dated
          March 31, 2001****
  4.5     Supplement to Principles of Cooperation between Allianz AG and Munich Re, dated December 2001
  8.1     List of subsidiaries
 10.1     Consent of KPMG Deutsche Treuhand-Gesellschaft
          Aktiengesellschaft Wirtschaftsprufungsgesellschaft

---------------
    *Incorporated by reference to Exhibit 3.1 to the Registrant's Registration
     Statement on Form 20-F (File No. 1-15154).

  **Incorporated by reference to Exhibit 3.2 to the Registrant's Registration
    Statement on Form 20-F (File No. 1-15154).

 ***Incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000.

****Incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]