Form 20-F
period 2002-12-31
ALLIANZ AKTIENGESELLSCHAFT
filed 2003-07-11
CIK 1127508

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

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

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

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at December 31, 2002:

Ordinary shares, without par value......................  266,565,625 shares

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

                          Item 17 [ ]          Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

ITEM                                                                          PAGE
----                                                                          ----
PRESENTATION OF FINANCIAL AND OTHER INFORMATION.............................    1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...................    2
ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.......    3
ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE.....................    3
ITEM 3.         KEY INFORMATION.............................................    3
                Selected Consolidated Financial Data........................    3
                Dividends...................................................    4
                Exchange Rate Information...................................    5
                Risk Factors................................................    7
ITEMS 4. - 5.   INFORMATION ON THE COMPANY AND
                OPERATING AND FINANCIAL REVIEW AND PROSPECTS................   18
                Introduction................................................   18
                Strategy....................................................   19
                Summary Financial Information...............................   22
                Recent Developments.........................................   24
                Factors Affecting Results of Operations.....................   24
                Critical Accounting Policies................................   26
                Accounting Differences......................................   29
                Consolidated Results of Operations..........................   29
                Consolidated Assets and Liabilities.........................   31
                Investment Portfolio Impairments and Unrealized Losses......   32
                Unrealized Losses...........................................   34
                Property-Casualty Insurance Operations......................   37
                  Germany...................................................   43
                  Rest of Europe............................................   50
                  NAFTA.....................................................   57
                  Rest of World.............................................   59
                Specialty Lines.............................................   61
                Life/Health Insurance Operations............................   64
                  Germany...................................................   67
                  Rest of Europe............................................   73
                  Rest of World.............................................   76
                Banking Operations..........................................   79
                Asset Management Operations.................................   98
                Liquidity and Capital Resources.............................  113
                Consolidated Cash Flows.....................................  113
                Property-Casualty Insurance Reserves........................  116
                Selected Statistical Information Relating to Our Banking
                Operations..................................................  130
                Regulation and Supervision..................................  156
ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................  177
                Corporate Governance........................................  177
                Management Board............................................  178
                Supervisory Board...........................................  180
                Compensation of Directors and Officers......................  184
                Board Practices.............................................  186

ITEM                                                                          PAGE
----                                                                          ----
                Share Ownership.............................................  186
                Employees...................................................  186
                Options to Purchase Securities..............................  187
ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........  188
                Major Shareholders..........................................  188
                Related Party Transactions..................................  189
ITEM 8.         FINANCIAL INFORMATION.......................................  192
                Consolidated Statements and Other Financial Information.....  192
                Legal Proceedings...........................................  192
                Dividend Policy.............................................  195
                Significant Changes.........................................  195
ITEM 9.         THE OFFER AND LISTING.......................................  195
                Trading Markets.............................................  195
                Market Price Information....................................  195
ITEM 10.        ADDITIONAL INFORMATION......................................  198
                Objects and Purposes........................................  198
                Share Capital...............................................  198
                Material Contracts..........................................  199
                Exchange Controls...........................................  199
                Taxation....................................................  200
                Documents on Display........................................  205
ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                RISK........................................................  206
                Risk Management Organization................................  206
                Market Risk Measurement.....................................  212
                Allianz Group Market Risk Exposure Estimates................  213
ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......  217
ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............  218
ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
                USE OF PROCEEDS.............................................  218
ITEM 15.        CONTROLS AND PROCEDURES.....................................  218
ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT............................  218
ITEM 16B.       CODE OF ETHICS..............................................  218
ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES......................  218
ITEM 17.        FINANCIAL STATEMENTS........................................  219
ITEM 18.        FINANCIAL STATEMENTS........................................  219
ITEM 19.        EXHIBITS....................................................  219
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES....................  F-1

                PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Unless otherwise indicated, when we use the term "consolidated financial statements," we are referring to the consolidated financial statements (including the related notes) of Allianz Aktiengesellschaft (or Allianz AG, and together with its consolidated subsidiaries, the Allianz Group) as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, which have been audited by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprufungsgesellschaft. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (or IFRS), which differ in certain respects from accounting principles generally accepted in the United States of America (U.S.
GAAP). For a discussion of significant differences between IFRS and U.S. GAAP, you should read Note 45 to the consolidated financial statements. All 1999 and 1998 balances have been restated to reflect the retroactive consolidation of certain investment funds in accordance with IAS Standing Interpretations Committee (or SIC) 12. Note 45 to our consolidated financial statements includes a restatement of previous U.S. GAAP reconciling items for the year ended December 31, 2000. Income statement balances in 2002 and 2001 have been reclassified to reflect the elimination of certain amounts recorded as both reserve adjustments and expenses. In addition, the amounts set forth in some of the tables may not add up to the total amounts given in those tables due to rounding.

     References herein to "DM" are to Deutsche marks, references to "$", "US$" and "U.S. dollars" are to United States dollars and references to "E" and "euro" are to the euro, the single currency established for participants in the third stage of the European Economic and Monetary Union (or EMU), commencing January 1, 1999. We refer to the countries participating in the third stage of the EMU as the "euro zone."

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

     For convenience only (except where noted otherwise), some of the euro figures have been translated into U.S. dollars at the rate of US$1.1710 = E1.00, the noon buying rate in New York for cable transfers in euros certified by the Federal Reserve Bank of New York for customs purposes on June 18, 2003. These translations do not mean that the euro amounts actually represent those U.S. dollar amounts or could be converted into U.S. dollars at those rates. See "Key Information -- Exchange Rate Information" for information concerning the noon buying rates for the DM and the euro from January 1, 1998 through June 18, 2003.

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

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This annual report includes "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These include statements under "Information on the Company and Operating and Financial Review and Prospects," "Quantitative and Qualitative Disclosures About Market Risk" and elsewhere in this annual report relating to, among other things, our future financial performance, plans and expectations regarding developments in our business, growth and profitability, and general industry and business conditions applicable to the Allianz Group. These forward-looking statements can generally be identified by terminology such as "may," "will," "should," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or other similar terminology. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements or those of our industry to be materially different from or worse than those expressed or implied by these forward-looking statements. These factors include, without limitation:

     - general economic conditions, including in particular economic conditions in our core business areas and core markets;

     - function and performance of global financial markets, including emerging markets;

     - frequency and severity of insured loss events, including terror attacks, environmental and asbestos claims;

     - mortality and morbidity levels and trends;

     - persistency levels;

     - interest rate levels;

     - currency exchange rate developments, including the euro/U.S. dollar exchange rate;

     - levels of additional loan loss provisions due to weakening credit quality;

     - further impairments of investments;

     - general competitive factors, in each case on a local, regional, national and global level;

     - changes in laws and regulations, including in the United States and in the European Union;

     - changes in the policies of central banks and/or foreign governments;

     - the impact of our acquisition of Dresdner Bank AG, including related integration and restructuring issues; and

     - terror attacks, events of war, and their respective consequences.

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

     We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP, you should read Note 45 to the consolidated financial statements.

     You should read the information below in conjunction with our consolidated financial statements and the other financial information we have included elsewhere in this annual report.

                                              AT OR FOR THE YEAR ENDED DECEMBER 31,
                                    ----------------------------------------------------------
                                    2002(1)    2002      2001      2000       1999     1998(2)
                                    -------   -------   -------   -------    -------   -------
                                       $         E         E         E          E         E
                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
IFRS CONSOLIDATED INCOME STATEMENT
  DATA
Gross premiums written(3)
  Property-Casualty...............   50,697    43,294    42,137    38,382     36,027    30,868
  Life/Health.....................   24,196    20,663    20,145    20,239     18,473    15,882
  Consolidation adjustments(4)....     (941)     (804)     (694)     (736)      (693)     (543)
                                    -------   -------   -------   -------    -------   -------
     Total........................   73,952    63,153    61,588    57,885     53,807    46,207
Premiums earned (net).............   64,561    55,133    52,745    49,907     46,182    39,781
Total income
  Property-Casualty...............   65,056    55,556    48,770    45,197     42,079    35,687
  Life/Health.....................   42,784    36,536    34,092    37,251     32,723    27,319
  Banking Operations..............   24,913    21,275    12,755     1,722      1,795     1,266
  Asset Management Operations.....    3,730     3,185     2,738     1,722        693       754
  Consolidation adjustments(4)....  (10,394)   (8,876)   (2,705)   (2,103)    (1,471)   (1,519)
                                    -------   -------   -------   -------    -------   -------
     Total........................  126,089   107,676    95,650    83,789     75,819    63,507
Net income........................   (1,367)   (1,167)    1,623     3,460      2,317     2,177
Earnings per share................    (5.63)    (4.81)     6.66     14.10       9.46      8.97
Earnings per share, diluted.......    (5.63)    (4.81)     6.66     14.10       9.46      8.97
U.S. GAAP CONSOLIDATED INCOME
  STATEMENT DATA
Net income........................   (1,403)   (1,198)    4,284     6,531(5)   2,869     2,185
Net income per share..............    (6.08)    (5.19)    18.96     28.90(5)   11.70      9.01

                                              AT OR FOR THE YEAR ENDED DECEMBER 31,
                                    ----------------------------------------------------------
                                    2002(1)    2002      2001      2000       1999     1998(2)
                                    -------   -------   -------   -------    -------   -------
                                       $         E         E         E          E         E
                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
IFRS CONSOLIDATED BALANCE SHEET
  DATA
Total investments(6)..............  845,567   722,090   809,630   350,895    331,700   300,868
Total assets......................  997,758   852,056   942,925   439,995    410,690   365,575
Total insurance reserves..........  358,048   305,763   299,512   284,824    268,064   237,663
Total liabilities.................  972,263   830,284   911,261   404,392    381,014   340,508
Issued capital and capital
  reserves........................   17,313    14,785    14,769     7,994      7,811     7,721
Shareholders' equity..............   25,495    21,772    31,664    35,603     29,676    25,066
Shareholders' equity per share....      105        90       131       145        121       103
Weighted average number of shares
  outstanding
  Basic...........................    284.3     242.8     243.6     245.4      245.0     242.5
  Diluted.........................    284.3     242.8     243.6     245.4      245.0     242.5
U.S. GAAP CONSOLIDATED BALANCE
  SHEET DATA
Shareholders' equity..............   26,857    22,935    31,706    35,113(5)  30,003    25,457
Shareholders' equity per share....      116        99       140       155(5)     122       104
OTHER FINANCIAL AND OPERATING DATA
Combined ratio (for the period)...    105.7%    105.7%    108.8%    104.9%     104.5%    100.8%
Third-party assets................  656,449   560,588   620,458   336,424     29,506    22,548
Market capitalization.............   25,892    22,111    64,156    97,813     81,920    77,513

---------------
(1) Amounts given in euros have been translated for convenience only into U.S. dollars at the rate of US$1.1710 = E1.00, the noon buying rate in New York for cable transfers in euros certified by the Federal Reserve Bank of New York for customs purposes on June 18, 2003. See "Presentation of Financial and Other Information."

(2) All 1998 balances have been restated from Deutsche marks into euros using the official fixed conversion rate. See "Presentation of Financial and Other Information."

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

                                   DIVIDENDS

     The following table sets forth the annual dividends paid per ordinary share and American Depositary Share (or ADS) equivalent for 1998 through 2002. The table does not reflect the related tax credits available to German taxpayers. See "Additional
Information -- Taxation -- German Taxation -- Taxation of Dividends."

                                                                DIVIDEND      DIVIDEND PAID
                                                              PER ORDINARY       PER ADS
                                                                  SHARE        EQUIVALENT
                                                              -------------   -------------
                                                              E(1)    $(2)    E(1)    $(2)
1998........................................................  1.12    1.06    0.112   0.106
1999........................................................  1.25    1.18    0.125   0.118
2000........................................................  1.50    1.42    0.150   0.142
2001........................................................  1.50    1.42    0.150   0.142
2002........................................................  1.50    1.76    0.150   0.176

---------------

(1) Dividends for 1998 were declared in Deutsche marks.

(2) Dividend amounts given in euros have been translated for convenience only into U.S. dollars at the rate of US$1.1710 = E1.00, the noon buying rate in New York for cable transfers in euros certified by the Federal Reserve Bank of New York for customs purposes on June 18, 2003. See "Presentation of Financial and Other Information."

     Although the ability to pay future dividends will depend upon our future earnings, financial condition (including our cash needs), prospects and other factors, we do not presently anticipate any changes to our current dividend policy. However, you should not assume that any dividends will actually be paid or make any assumptions about the amount of dividends which will be paid in any given year. See "Financial Information -- Dividend Policy."

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

     Since the euro did not exist prior to January 1, 1999, we cannot present actual exchange rates between the euro and the U.S. dollar for earlier periods in our consolidated financial statements and in the other financial information discussed in this annual report. To enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the high, low, average and period-end exchange rates of U.S. dollars per euro for the periods shown. For all periods prior to the creation of the euro on January 1, 1999, this information has been calculated using the noon buying rates for the Deutsche mark per US$1.00 for each period, as translated into euro at the official fixed rate of DM1.95583 = E1.00.

                                                                           PERIOD     PERIOD
                                                        HIGH     LOW     AVERAGE(1)    END
                                                        ----     ---     ----------   ------
                                                                   ($ PER E1.00)
1998.................................................  1.2178   1.0548     1.1120     1.1733
1999.................................................  1.1812   1.0016     1.0588     1.0070
2000.................................................  1.0335   0.8270     0.9207     0.9388
2001.................................................  0.9535   0.8370     0.8909     0.8901
2002.................................................  1.0485   0.9927     0.9495     1.0485
  December...........................................  1.0485   0.9927     1.0206     1.0485
2003
  January............................................  1.0861   1.0361     1.0550     1.0739
  February...........................................  1.0875   1.0708     1.0770     1.0779
  March..............................................  1.1062   1.0545     1.0868     1.0900
  April..............................................  1.1180   1.0621     1.1042     1.1180
  May................................................  1.1853   1.1200     1.1502     1.1766
  June (until June 18, 2003).........................  1.1870   1.1678     1.1790     1.1710

---------------
(1) Computed using the average of the noon buying rates for Deutsche marks or euros on the last business day of each month during the relevant annual period or on the first and last business days of each month during the relevant monthly period.

     On June 18, 2003, the noon buying rate for the euro was US$1.1710.

                                  RISK FACTORS

     You should carefully review the following risk factors together with the other information contained in this annual report before making an investment decision. Our financial position and results of operations may be materially adversely affected by each of these risks. The market price of our ADSs may decline as a result of each of these risks and investors may lose the value of their investment in whole or in part. Additional risks not currently known to us or that we now deem immaterial may also adversely affect our business and your investment.

INTEREST RATE VOLATILITY MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Changes in prevailing interest rates (including changes in the difference between the levels of prevailing short- and long-term rates) can affect our insurance, asset management and banking results. Over the past several years, movements in both short- and long-term interest rates have affected the level and timing of recognition of gains and losses on securities held in our various investment portfolios. Our investment portfolios are heavily weighted toward euro-denominated fixed-income investments. Accordingly, interest rate movements in the euro zone will significantly affect the value of our investment portfolios. In 2002, lower interest rates resulted in a decline in current income from new investments in fixed-income securities as higher yielding investments matured. An increase in interest rates could substantially decrease the value of the fixed income portfolio, and any unexpected change in interest rates could materially adversely affect our bond and interest rate derivative positions.

     Excluding separate account assets and trading assets, our insurance investment portfolio consists primarily of fixed income securities, which represented approximately 74% of our insurance investments at December 31, 2002. Excluding trading assets, certain loans to banks and loans to customers, our banking investment portfolio consists primarily of fixed-income securities (approximately 65% at December 31, 2002).

     The short-term impact of interest rate fluctuations on our life/health insurance business may be reduced in part by products designed to partly or entirely transfer our exposure to interest rate movements to the policyholder. While product design reduces our exposure to interest rate volatility, changes in interest rates will impact this business to the extent they result in changes to current interest income, impact the value of our fixed income portfolio, and affect the levels of new product sales or surrenders of business in force. In addition, reductions in the investment income below the rates assumed in product pricing, or below the regulatory minimum required rates in countries such as Germany and Switzerland, would reduce or eliminate the profit margins on the life/health insurance business written by our life/health subsidiaries.

     Results of our asset management business may also be affected by movements in interest rates, since management fees are generally based on the value of assets under management, which fluctuate with changes in the level of interest rates.

     In addition, our management of interest rate risks affects the results of our banking operations. The composition of our banking assets and liabilities, and any mismatches resulting from that composition, cause the net income of our banking operations to vary with changes in interest rates. We are particularly impacted by changes in interest rates as they relate to different maturities of contracts and the different currencies in which we hold interest rate positions. A mismatch with respect to maturity of interest-earning assets and interest-bearing liabilities in any given period can have a material adverse effect on the financial position or results of operations of our banking business. In 2002, both the net interest margin and the net interest spread in our banking operations declined significantly from 2001 levels, due to changes in the mix of our assets and liabilities. If we are unable to manage any mismatch between our interest earning-assets and interest-bearing liabilities, the consequences of further declines in net interest margin and net interest income could have a material adverse effect on our results of operations. For additional information, see "Information on the Company and Operating and Financial Review and Prospects -- Selected Statistical Information Relating to Our Banking Operations."

OUR INVESTMENT PORTFOLIO IS SIGNIFICANTLY EXPOSED TO EQUITY SECURITIES. MARKET RISKS COULD IMPAIR THIS PORTFOLIO AND ADVERSELY IMPACT OUR FINANCIAL POSITION AND RESULTS OF OPERATIONS.

     We hold a significant equity portfolio, which represented approximately 19% of our investments (excluding separate account assets, trading assets, certain loans to banks and loans to customers) at December 31, 2002. Our equity investment portfolio includes, in particular, large stakes in a number of major German companies, including Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft in Munchen (or Munich Re) and Beiersdorf AG, significant holdings in companies in France and Italy and equity investments in companies in virtually all major financial markets of the world. Fluctuations in equity markets affect the market value and liquidity of these holdings.

     Most of our assets and liabilities are recorded at fair value, including trading assets and liabilities, and securities available for sale. Changes in the value of securities held for trading purposes are recorded through the consolidated statement of income. Changes in the market value of securities available for sale are recorded directly in the consolidated shareholders' equity. Securities available for sale are reviewed regularly for impairments, and valuation writedowns to fair value are charged to income if an other than temporary diminution in value occurs. If a decline in the market value below the original cost of an available for sale security is considered other than temporary, the decline in value will be recorded in the consolidated income statement. A decline in the market value below the original cost of a security available for sale generally is determined to be other than temporary if it is 20% or more below book value for more than six consecutive months.

     In 2002, developments in the capital markets had a significant impact on our investment portfolios, reducing their value by E60.0 billion. In particular, reduced valuations of our equity portfolio led to a reduction of approximately E7.2 billion in the amount of net unrealized gains in our shareholders' equity. We recorded an additional net income effect of E846 million from impairment losses on our equity portfolio in the first quarter of 2003. If equity markets continue to decline, further significant impairments affecting net income and reductions in shareholders' equity could be realized in 2003. Accordingly, in the event of further market declines, there can be no assurance as to the amount or timing of future unrealized losses or impairments of equity securities, which may, in each case, materially adversely impact our results of operations and shareholders' equity.

MARKET FACTORS, AS WELL AS A LACK OF IMPROVEMENT IN OUR OPERATING PERFORMANCE, COULD ADVERSELY AFFECT GOODWILL, DEFERRED ACQUISITION COSTS AND DEFERRED TAX ASSETS; OUR DEFERRED TAX ASSETS ARE ALSO POTENTIALLY IMPACTED BY CHANGES IN GERMAN TAX LEGISLATION.

     The current uncertain trends and investment climate in many of our major markets have adversely affected our businesses and profitability in 2002 and can be expected to continue to do so unless conditions improve.

     Business and market conditions may impact the amount of goodwill we carry in our consolidated accounts. As of December 31, 2002 we have recorded goodwill in an aggregate amount of E13,786 million, of which E2,216 million relates to our banking business, E5,079 million to our asset management business and E6,491 million relates to our insurance business.

     Our banking operations, of which Dresdner Bank represents by far the most significant component, reported a net loss of E1,358 million for the year ended December 31, 2002. See "Information on the Company and Operating and Financial Review and Prospects -- Banking Operations -- Results of Operations." Notwithstanding such loss, at December 31, 2002, we concluded that a writedown of the goodwill relating to Dresdner Bank was not required. We are implementing further turnaround steps and continue to expect the turnaround of our banking operations in the near future. If conditions in our banking operations do not improve or continue to deteriorate, however, an impairment test for the fiscal year 2003 could result in a significant writedown of goodwill, adversely impacting our results of operations. As the value of certain other parts of our businesses, including in particular our asset management business, are also significantly impacted by such factors as the state of financial markets and ongoing operating performance, significant declines in financial markets or operating performance could also result in impairment of other goodwill carried by us and result in further significant writedowns, which could be material.

     The assumptions we made with respect to recoverability of deferred acquisition costs (or DAC), particularly in our annuity business in the United States, are also affected by such factors as operating performance and market conditions. DAC is incurred in connection with the production of new business and deferred, to be amortized generally in proportion to profits expected to be generated over the life of the underlying contracts. If the assumptions on which expected profits are based prove to be incorrect, it may be necessary to accelerate amortization of DAC, which could materially adversely affect results of operations.

     As of December 31, 2002, we had a total of E13,258 million in deferred tax assets. We also recorded deferred tax liabilities of E12,188 million. The calculation of the respective tax assets and liabilities is based on current tax laws and accounting standards and depends on the performance of the Group as a whole and certain business units in particular. At December 31, 2002, E4,910 million (E3,019 million as of December 31, 2001) of deferred tax assets depended on the ability to use existing tax-loss carry forwards.

     Changes in tax legislation or regulations or an operating performance below currently anticipated levels may lead to a significant impairment of tax assets. The Draft Bill on the Reduction of Tax Privileges (Steuervergunstigungsabbaugesetz) proposed by the German government accordingly provided for a minimum taxation, pursuant to which tax loss carryforwards could be offset against only 50% of taxable profits for purposes of corporate and trade income tax. In addition, the proposal included limitations on the use of tax credits from prior year profits in connection with profit distributions. After the draft act was passed by the German First Chamber (Bundestag) and rejected by the Second Chamber (Bundesrat), on April 9, 2003, the Mediation Committee (Vermittlungsausschuss) of the Bundestag and Bundesrat proposed a compromise to the Draft Bill on the Reduction of Tax Privileges. The proposed compromise included essentially a temporary restriction of the use of accrued corporate tax credits through the introduction of a three-year moratorium. The proposals that were not included in the compromise, however, are expected to be reintroduced, perhaps in modified form in a separate legislative process. In this case, we could be obligated to write-off certain tax assets. Tax assets may also need to be written down if certain assumptions of profitability prove to be incorrect, as losses incurred for longer than expected will make the usability of tax assets more unlikely. Any such development may have a material adverse impact on our results of operations.

ALLIANZ AG OPERATES BOTH AS A REINSURANCE COMPANY AND AS A HOLDING COMPANY FOR THE ALLIANZ GROUP, AND IS EXPOSED TO VARIOUS LIQUIDITY RISKS.

     Allianz AG acts as the principal reinsurer for the Group companies. At the same time, Allianz AG is a holding company, conducting its insurance and financial services operations through direct and indirect subsidiaries. In addition to premiums from our reinsurance operations, the principal sources of Allianz AG's funds are dividends received from subsidiaries, associated companies and other equity investments as well as funds that we may raise from time to time through the issuance of debt or equity securities or through bank or other borrowings. Allianz AG's uses of funds include payment of interest on our outstanding debt, obligations arising in our reinsurance business, which may include large and unpredictable claims including catastrophe claims, as well as the funding of potential capital requirements of our operating subsidiaries or of acquisitions.

     As of December 31, 2002, Allianz AG had total outstanding debt of E35,475 million (2001: E23,219 million), including amounts owed to credit institutions of E2,247 million, outstanding subordinated debt instruments of E3,575 million and outstanding non-subordinated debt instruments of E29,654 million (2001:
E3,079 million, E0 million and E20,140 million, respectively). For the year ended December 31, 2002, Allianz AG made payments of E1,111 million in respect of interest on outstanding debt. E1,810 million of long-term debt of Allianz AG to non-Group companies matures during 2003. Allianz AG has implemented a hedging strategy to protect its equity portfolio from further losses due to downward market moves. This strategy includes the use of forward contracts for which -- in the case of adverse market moves -- margin payments have to be made. Those margin payments have to be made in cash. In addition, on each of March 31, 2003 and June 30, 2003, respectively, a subsidiary of Allianz AG received notice from the former parent company of our asset management subsidiary PIMCO Group (or PIMCO) that such former parent company had exercised its right to put US$250 million of its remaining ownership interest in PIMCO to Allianz, with payment therefor due by April 30, 2003 and July 31, 2003, respectively. The first such payment was made on April 14, 2003. For additional discussion concerning these put arrangements, see "Information on the Company and Operating and Financial Review and Prospects -- Recent Developments" and "Information on the Company and Operating and Financial Review and Prospects -- Asset Management
Operations -- Results of Operations -- Year Ended December 31, 2002 compared to Year Ended December 31, 2001 -- Net Income."

     Allianz AG expects that its premiums from its own reinsurance business, together with dividends and other amounts received from subsidiaries, associated companies and other investments, will continue to cover its operating expenses, including interest payments on its outstanding debt, together with its reinsurance and other obligations. As a holding company, Allianz AG can offer no assurance, however, that funds available to it will continue to be sufficient to meet its operating expenses, funding obligations and interest payments in the future, and that it will not need to raise additional funds from time to time through the issuance of debt or equity securities, through bank or other borrowings or through dispositions of assets or other transactions, nor as to the adequacy or timing of any such measures.

LOSS RESERVES FOR OUR PROPERTY-CASUALTY INSURANCE AND REINSURANCE POLICIES ARE BASED ON ESTIMATES AS TO FUTURE CLAIMS LIABILITIES. IN 2002, WE MADE SIGNIFICANT ADDITIONAL RESERVES RELATING TO ASBESTOS-RELATED AND ENVIRONMENTAL CLAIMS IN THE UNITED STATES AND IN CONNECTION WITH DISCONTINUED AND RUN-OFF BUSINESSES. FURTHER ADVERSE DEVELOPMENTS RELATING TO CLAIMS COULD LEAD TO FURTHER RESERVE ADDITIONS AND MATERIALLY ADVERSELY IMPACT OUR RESULTS OF OPERATIONS.

     In accordance with industry practice and accounting and regulatory requirements, we establish reserves for loss and loss adjustment expenses related to our property-casualty insurance and reinsurance businesses, including discontinued property and casualty business in run-off. Reserves are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. Such estimates are made both on a case-by-case basis, based on the facts and circumstances available at the time the reserves are established, as well as in respect of losses that have been incurred but not reported (or IBNR) to the Group. These reserves represent the estimated ultimate cost necessary to bring all pending reported and IBNR claims to final settlement.

     Reserves, including IBNR reserves, are subject to change due to a number of variables which affect the ultimate cost of claims, such as changes in the legal environment, results of litigation, changes in medical costs, costs of repairs and risk factors such as inflation. Our earnings depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we use in setting the prices for products and establishing the liabilities for obligations for technical provisions and claims. To the extent that our actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our reserves, which may materially adversely effect earnings.

     Reserves Generally. Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. We also conduct reviews of various lines of business to consider the adequacy of reserve levels, as we did recently with our asbestos and environmental exposure in the United States. Based on current information available to us and on the basis of our internal procedures, our management considers that these reserves are adequate. However, because the establishment of claims reserves is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed our loss reserves and have a material adverse effect on our earnings. See "Information on the Company and Operating and Financial Review and Prospects -- Property-Casualty Insurance Reserves -- General."

     Asbestos-related and Environmental Pollution Claims. In relation to asbestos-related and environmental pollution, it has been necessary, and may over time continue to be necessary, to revise estimated potential loss exposure and, therefore, the related loss reserves. Changes in law, novel or changing policy interpretations, evolving judicial theories as well as developments in class action litigation add to the uncertainties inherent in claims of this nature. As a result, we continue to monitor developments in asbestos-related and environmental claims and may determine that further adjustments in the reserve amounts are required in the future. In 2002, reserves were increased for asbestos and environmental claims in the United States by E762 million following external and internal actuarial reviews.

     Discontinued and Run-off Insurance Businesses. We maintain loss reserves in our discontinued and run-off insurance businesses to cover our estimated ultimate liability for losses and loss adjustment expenses for reported and unreported losses incurred as of the end of each accounting period. We have discontinued certain lines of business formerly pursued by Fireman's Fund Insurance Company (or Fireman's Fund) in the United States, including the surety, national accounts, diversified risk and medical malpractice lines of business. Commercial auto liability, medical malpractice, other liability and workers' compensation reserves were increased in respect of prior years in the amount of E230 million in 2002. We believe that reserves associated with discontinued lines are adequate; however, the costs and liabilities associated with these divested and run-off businesses and other contingent liabilities could cause us to take additional charges that could be material to our results of operations. In particular, Fireman's Fund has issued surety bonds in favor of certain companies, some of which are currently experiencing financial difficulties. In the case of a default in respect of the obligations covered by the surety bonds, Fireman's Fund could be required to establish significant additional loss reserves.

ACTUARIAL EXPERIENCE AND OTHER FACTORS COULD DIFFER FROM THAT ASSUMED IN THE CALCULATION OF LIFE/HEALTH ACTUARIAL RESERVES AND PENSION LIABILITIES.

     The assumptions we make in assessing our life/health insurance reserves may differ from what we experience in the future. We derive our life/health insurance reserves using "best estimate" actuarial practices and assumptions. These assumptions include the assessment of the long term development of interest rates, investment returns, the allocation of investments between equity, fixed income and other categories, policyholder bonus rates (some of which are guaranteed), mortality and morbidity rates, policyholder lapses and future expense levels. We monitor our actual experience of these assumptions and to the extent that we consider that this experience will continue in the longer term we refine our long-term assumptions. Similarly, estimates of our own pension obligations necessarily depend on assumptions concerning future actuarial, demographic, macroeconomic and financial markets developments. Changes in any such assumptions may lead to changes in the estimates of life/health insurance reserves or pension obligations.

     We have a substantial portfolio of contracts with guaranteed investment returns, including endowment and annuity products for the German market as well as certain guaranteed contracts in other markets. The amounts payable by us at maturity of an endowment policy in Germany and in certain other markets include a "guaranteed benefit," an amount that, in practice, is equal to a legally mandated maximum rate of return on actuarial reserves. In Germany, this rate is currently 3.25% per year for policies issued on or after July 1, 2000 and with euro as applicable currency, and for policies issued through June 2000, the maximum rate of return is 4.0% per annum. For policies issued prior to 1995, the maximum rate is 3.5% or 3.0%, depending on the generation of tariff. The average interest rate that was guaranteed in Germany at the end of 2002 was approximately 3.5%. If interest rates should remain at current historically low levels, we could be required to provide additional funds to our life/health subsidiaries to support their obligations in respect of products with higher guaranteed returns, or increase reserves in respect of such products, which could in turn have a material adverse effect on our results of operations.

     In the United States, we have a substantial portfolio of contracts with guaranteed investment returns indexed to equity markets. We enter into hedging arrangements in order to meet the expected returns of the contracts. There can be no assurance that the hedging arrangements will satisfy the returns guaranteed to policyholders.

OUR FINANCIAL RESULTS MAY BE MATERIALLY ADVERSELY AFFECTED BY THE OCCURRENCE OF CATASTROPHES.

     Portions of our property and casualty insurance cover losses from unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters. The incidence and severity of these catastrophes in any given period are inherently unpredictable.

     Although we monitor our overall exposure to catastrophes and other unpredictable events in each geographic region, each of our subsidiaries independently determines its own underwriting limits related to insurance coverage for losses from catastrophic events. We generally seek to reduce our exposure to these events through the purchase of reinsurance, selective underwriting practices and by monitoring risk accumulation. However, such efforts to reduce exposure may not be successful and claims relating to catastrophes may result in unusually high levels of losses and could have a material adverse effect on our financial position or results of operations. During 2002 and 2001 we incurred significant catastrophe losses, in particular net claims costs of approximately E1.5 billion relating to the terrorist attack of September 11, 2001. We also suffered losses from severe flooding in Germany and Central and Eastern Europe which adversely affected our results by E710 million in 2002. If catastrophes affecting properties insured by us continue to occur with such frequency or with greater frequency or severity than has historically been the case, related claims could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

WE HAVE SIGNIFICANT COUNTERPARTY RISK EXPOSURE.

     We are subject to a variety of counterparty risks, including:

     General credit risks. Third parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers whose securities we hold, borrowers under loans made, customers, trading counterparties, counterparties under swaps and credit and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons. In addition, under credit default swaps, which Dresdner Bank has entered into,

Dresdner Bank may become obliged to make payments if and when a default of a particular debtor occurs.

     During 2002, we recognized losses of E2,818 million due to these credit exposures, including writedowns and write-offs in our fixed income portfolio. The current uncertain trends and investment climate in financial markets have resulted in an increase in investment impairments on our investment assets due to defaults and credit downgrades and a further downturn in the economy generally could result in increased impairments. In addition, we are subject to geographic and industry concentrations with respect to our credit exposures, and as a result developments in particular geographic regions or industries may adversely impact us. In particular, we have extended significant credit to financial institutions in Germany, and as a result any systemic risk materializing in the German financial industry could have a material adverse effect on our results of operations.

     Reinsurers. We transfer our exposure to certain risks in our property-casualty and life insurance business to others through reinsurance arrangements. Under these arrangements, other insurers assume a portion of our losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of our reinsurance will increase our risk of loss. When we obtain reinsurance, we are still liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of our reinsurers to meet their financial obligations could materially affect our results of operations. Although we conduct periodic reviews of the financial statements and reputations of our reinsurers, the reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years. For a discussion of our external reinsurance relationships, see "Information on the Company and Operating and Financial Review and Prospects -- Property-Casualty Operations By Geographic Region -- Allianz AG."

FURTHER POOR OPERATING PERFORMANCE, DIFFICULTIES IN MANAGING AND DELAYS IN COMPLETING THE INTEGRATION OF DRESDNER BANK WOULD ADVERSELY AFFECT OUR RESULTS.

     In July 2001, we acquired Dresdner Bank. Our banking operations, of which Dresdner Bank is the most significant component, suffered significant net losses in 2002. In addition to poor operating performance, continuing difficulties in managing and integrating the additional operations and personnel, significant delays in completing the integration of Dresdner Bank and any loss of key employees or customers could adversely affect our results. The future success of our banking business depends in large part on our ability to restore the profitability of Dresdner Bank, and it is possible that the anticipated benefits from the acquisition may not be realized in full, may take longer to realize than expected or may not be realized at all. In the event that management is unable to successfully implement the restructuring and cost-cutting measures announced to date, our financial performance and results of operations may continue to be materially adversely affected.

DRESDNER BANK MAY EXPERIENCE FURTHER SIGNIFICANT LOSSES RELATING TO PROBLEM
LOANS.

     At December 31, 2002, following the deconsolidation of Deutsche Hypothekenbank AG (or Deutsche Hyp) on August 1, 2002, our non-performing loans and potential problem loans, substantially all of which were attributable to Dresdner Bank, were E11,625 million and E2,437 million, respectively, representing a net increase of E1,276 million, or 12.3%, in non-performing loans, and E231 million, or 10.5%, in potential problem loans from year-end 2001 (excluding the loan portfolio of Deutsche Hyp).

     A substantial majority of Dresdner Bank's problem loans is comprised of loans made to German corporate customers as well as to individuals. Certain of its loans to corporate customers represent significant credit exposure to individual companies. As a result of the effects of the weak economic conditions in Germany, which have continued into 2003, as well as recent financial difficulties faced by Dresdner Bank's customers, we have recorded substantial provisions. For the year ended December 31, 2002, additional net loan loss provisions in our banking segment were E2,222 million, including E3,106 million of gross new provisions. Of the new provisions, E2,151 million were specific provisions relating to both Dresdner Bank's German corporate business, including small businesses and professionals, and its non-German corporate business, especially in Latin America and the United States, reflecting the continued weakness in the global economy, deteriorating credit quality of borrowers, declines in collateral value, inability to enforce its security interest in collateral and increased insolvencies. Of the new loan loss provisions in 2002, approximately E1,259 million were specific provisions relating to our German business, including small businesses and professionals. Our banking operations also recorded specific provisions of E665 million relating to private individuals and E73 million relating to banks.

     Dresdner Bank may need to make additional loan loss provisions or recognize further credit losses as a result of continuing weak economic conditions, declines in collateral value, inability to enforce security interests in collateral, an increase in corporate or personal bankruptcies, in particular in Germany, further deterioration of the financial position of Dresdner Bank's borrowers or changes in reserve and risk management requirements. Any such developments could materially adversely affect our results of operations or result in further capital requirements in its banking operations.

A REDUCED CAPITAL BASE AT DRESDNER BANK, TOGETHER WITH FURTHER ADDITIONAL WRITEDOWNS AND IMPAIRMENTS, COULD RESULT IN CAPITAL REQUIREMENTS THAT MAY CONSTRAIN OUR OPERATIONS.

     Dresdner Bank's capital ratios at December 31, 2002 were 6.0% in the case of consolidated Tier 1 capital and 10.6% in the case of consolidated total capital under BIS principles. In recent years, Dresdner Bank has suffered from poor operating performance, an increased level of loan loss allowances, deteriorating asset quality and substantial impairments in its investment portfolio. Dresdner Bank had to set aside significant new provisions for possible loan losses in 2002, and additional provisions may be required in the future. If these trends continue, there can be no assurance that Dresdner Bank will be able to maintain its capital ratios at the above mentioned levels. Failure to do so could require us to restrict our banking operations, or further support our banking operations through injection of additional capital. See "Information on the Company and the Operating and Financial Review and Prospects -- Regulation and Supervision" for a discussion of the capital adequacy guidelines applicable to our banking operations.

     Further, the risk-adjusted capital guidelines (or Basle Accord) promulgated by the Basle Committee on Banking Supervision, which form the basis for the capital adequacy guidelines of the German Federal Financial Supervisory Authority (the Bundesanstalt fur Finanzdienstleistungsaufsicht, or BaFin), are being revised and implementation is planned for 2006. At this time, we are unable to predict how the revised guidelines will affect our requirements for capital and the impact of these revisions on our banking or other operations.

MANY OF OUR BUSINESSES ARE DEPENDENT ON THE FINANCIAL STRENGTH AND CREDIT RATINGS ASSIGNED TO US AND OUR BUSINESSES BY VARIOUS RATING AGENCIES. THEREFORE, A DOWNGRADE IN OUR RATINGS MAY MATERIALLY ADVERSELY AFFECT RELATIONSHIPS WITH CUSTOMERS AND INTERMEDIARIES, NEGATIVELY IMPACT SALES OF OUR PRODUCTS AND INCREASE OUR COST OF BORROWING.

     Standard & Poor's Ratings Services (or Standard & Poor's), Moody's Investor Services (or Moody's) and A.M. Best assign ratings to various obligations of certain Group companies. On March 20, 2003, Standard & Poor's cut the Group's financial strength ratings from AA to AA-, citing the Group's negative performance and reduced capital base resulting from significant writedowns and losses in the period to December 31, 2002, and noted that Allianz AG continued to be on "negative outlook." Although Moody's maintained its rating of Aa2 for the senior unsecured debt securities issued by the Group's finance subsidiaries, Moody's rating also had a negative outlook. On May 22, 2003, Moody's placed the rating under review for possible downgrade. On March 21, 2003 A.M. Best also cut the Group's financial strength rating from A++ to A+, and noted that Allianz AG continued to be on "negative outlook." Rating agencies can be expected to continue to monitor our financial strength, and no assurances can be given that further ratings downgrades will not occur, whether due to changes in our performance, changes in rating agencies' industry views or ratings methodologies, or a combination of such factors.

     Claims paying ability and financial strength ratings are a factor in establishing the competitive position of insurers. Our financial strength rating has a significant impact on the individual ratings of key subsidiaries. If a rating of certain subsidiaries falls below a certain threshold, the respective operating business may be significantly impacted. A ratings downgrade, or the potential for such a downgrade, of the Group or any of its insurance subsidiaries could, among other things, adversely affect relationships with agents, brokers and other distributors of our products and services, thereby negatively impact new sales, adversely affect our ability to compete in our markets and increase our cost of borrowing. In particular, in those countries where primary distribution of our products is done through independent agents, such as the United States, further ratings downgrades could adversely impact sales of our life insurance products. Any further ratings downgrades will also materially adversely affect our cost of raising capital, and could, in addition, give rise to additional financial obligations or accelerate existing financial obligations which are dependent on maintaining specified rating levels.

IF OUR ASSET MANAGEMENT BUSINESS UNDERPERFORMS, IT MAY EXPERIENCE A DECLINE IN ASSETS UNDER MANAGEMENT AND RELATED FEE INCOME.

     While the assets under management in our asset management segment include a significant amount of funds related to affiliated Allianz Group insurance operations, a growing portion of our assets under management, particularly following the acquisitions of PIMCO in May 2000, Nicholas-Applegate in January 2001 and Dresdner Bank in July 2001, represents third-party funds. In 2002, despite substantial increases in third-party assets under management, declines in world equity markets resulted in reductions in the value of the equity portfolios in our asset management business as customers withdrew or re-allocated funds from equities. Results of our asset management activities are affected by share prices, share valuation, interest rates and market volatility. In addition, third-party funds are subject to withdrawal in the event our investment performance is not competitive with other asset management firms. Accordingly, fee income from the asset management business might decline if the level of our third-party assets under management were to continue to decline due to investment performance or otherwise.

INCREASED GEOPOLITICAL RISKS FOLLOWING THE TERRORIST ATTACK OF SEPTEMBER 11, 2001, AND ANY FUTURE TERRORIST ATTACKS, COULD HAVE A CONTINUING NEGATIVE IMPACT ON OUR BUSINESSES.

     After September 11, 2001, reinsurers generally either put terrorism exclusions into their policies or drastically increased the price for such coverage. Although we have attempted to exclude terrorist coverage from policies we write, this has not been possible in all cases. Furthermore, even if terrorism exclusions are permitted in our primary insurance policies, we may still have liability for fires and other consequential damage claims that follow an act of terrorism itself. As a result we may have liability under primary insurance policies for acts of terrorism and may not be able to recover from our reinsurers.

     At this time, we cannot assess the future effects of terrorist attacks, the ensuing military and other responsive actions, and the possibility of further terrorist attacks, on our businesses. Such matters have significantly adversely affected general economic, market and political conditions, increasing many of the risks in our businesses noted in the previous risk factors. This may have a material negative effect on our businesses and results of operations over time.

CHANGES IN EXISTING, OR NEW, GOVERNMENT REGULATIONS IN THE COUNTRIES IN WHICH WE OPERATE MAY MATERIALLY IMPACT US.

     Our insurance, banking and asset management businesses are subject to detailed, comprehensive regulation and supervision in all the countries in which we do business. Changes in existing laws and regulations may affect the way in which we conduct our business and the products we may offer. Changes in regulations relating to pensions and employment, social security, financial services including reinsurance business, taxation, securities products and transactions may materially adversely affect our insurance, banking and asset management businesses by restructuring our activities, imposing increased costs or otherwise.

     In December 2002, the EU adopted a directive that provides for assessment of the capital requirements of a financial conglomerate on the group level, supervision of risk concentration and intra-group transactions and prevention of double-leveraging of the capital of the holding or parent company, i.e. once in the holding or parent company and a second time in the subsidiary ("double-gearing"). We are a financial conglomerate within the scope of this directive. The EU member states are required to implement this directive into national law for fiscal years beginning on or after January 1, 2005. It is as yet unclear how the directive will be implemented in Germany. Therefore, it is impossible to determine what future impact these requirements will have on our capital requirements, but there can be no assurance that the current and future level of capital will be sufficient to meet such requirements. For more information, see "Information on the Company and the Operating and Financial Review and Prospects -- Regulation and Supervision."

CHANGES IN TAX LEGISLATION COULD ADVERSELY AFFECT OUR BUSINESS.

     Changes to tax laws may affect the attractiveness of certain of our products that currently receive favorable tax treatment. Under current German tax regulations, payments received at the maturity of a life insurance policy with a term of at least 12 years and on which premiums have been paid for at least five years are not taxable, and the life insurance premiums are deductible from the insured's income in the year paid, subject to certain limitation. In recent years, the German legislature has from time to time proposed legislation that would reduce the tax-favored treatment of both premiums and benefit payouts for these life insurance policies. The enactment of legislation reducing the tax benefit associated with our German life insurance products could significantly reduce the attractiveness of life insurance in Germany. Because the German life business accounts for a significant portion of our total income (14.7% in 2002), the enactment of any such legislation could adversely affect our financial results. From time to time, governments in other jurisdictions in which we do business have also considered changes to tax laws which could adversely affect the tax advantages of such products, and if enacted, could result in a significant reduction in the sale of such products.

     In addition, from time to time, proposals have been made to repeal the provisions of the recently enacted German Tax Reform (see "Taxation -- German Taxation") that exempted from German tax certain capital gains on the disposal of corporate shareholdings. In the event such proposals were to be enacted into law, the Group's ability to dispose of its shareholdings profitably might be significantly affected.

CHANGES IN VALUE RELATIVE TO THE EURO OF NON-EURO ZONE CURRENCIES IN WHICH WE GENERATE REVENUES AND INCUR EXPENSES COULD ADVERSELY AFFECT OUR REPORTED EARNINGS AND CASH FLOW.

     We prepare our consolidated financial statements in euros. However, a significant portion of the revenues and expenses from our subsidiaries outside the euro zone, including in the United States, Switzerland and the United Kingdom, originates in currencies other than the euro. We expect this trend to continue as we expand our business into growing non-euro zone markets.

For the year ended December 31, 2002, approximately 30.8% of our gross premiums written originated in currencies other than the euro.

     As a result, although our non-euro zone subsidiaries generally record their revenues and expenses in the same currency, changes in the exchange rates used to translate foreign currencies into euros may adversely affect our reported results. The strength of the euro against other currencies, in particular the U.S. dollar and pound sterling, reduced premium income by E736 million during 2002. Our third-party assets under management declined by E77 billion during 2002 due to depreciation of other currencies against the euro, in particular, the U.S. dollar.

     In addition, Allianz AG's dividends are generally payable in euros. Adverse changes in exchange rates used to translate the currencies in which our non euro-zone subsidiaries pay dividends to Allianz AG may materially adversely affect the cash flow available to Allianz AG to pay dividends and other obligations. While our non-euro assets and liabilities, and revenues and related expenses, are generally denominated in the same currencies, we do not generally engage in hedging transactions with respect to dividends or cash flows in respect of our non-euro subsidiaries.

THE SHARE PRICE OF ALLIANZ AG HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

     The share price of Allianz AG has been volatile in the past due in part to the high volatility in the securities markets generally, and in financial institutions' shares in particular, as well as developments which impact its financial results. Factors other than our financial results that may affect our share price include but are not limited to: market expectations of the performance and capital adequacy of financial institutions generally; investor perception of, as well as the actual performance of, other financial institutions; investor perception of the success and impact of the strategy, including the capital raising, described in this annual report; a downgrade or rumored downgrade of our credit ratings; potential litigation or regulatory action involving the Allianz Group or any of the industries we have exposure to through our insurance and banking activities; announcements concerning the bankruptcy or other similar reorganization proceedings involving, or any investigations into the accounting practices of, other insurance or reinsurance companies or banks; and general market volatility.

ITEMS 4. -- 5.  INFORMATION ON THE COMPANY AND OPERATING AND FINANCIAL REVIEW
                AND PROSPECTS

     You should read the following discussion in conjunction with our consolidated financial statements including the notes thereto. We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP, you should read
Note 45 to the consolidated financial statements. Unless otherwise indicated, the financial information we have included in this annual report is presented on a consolidated basis under IFRS. Unless otherwise indicated, we have obtained data regarding the relative size of various national insurance markets from annual reports prepared by SIGMA, an independent organization which publishes market research data on the insurance industry. In addition, unless otherwise indicated, insurance market share data are based on gross premiums written. Data on market share within particular countries are based on our own internal estimates.

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

     The Allianz Group is one of the world's leading financial services providers, offering insurance, banking and asset management products and services through property-casualty, life/health, banking and asset management business segments. We are one of the leading insurance groups in the world based on gross premiums written in 2002. We are the leading German property-casualty and life/health insurance company, with estimated market shares of approximately 18.3% and 14.2%, respectively, based on gross premiums written in 2002. We also have leading market positions in a number of other countries, including France, Italy, the United Kingdom, Switzerland and Spain. We are the second-largest German financial institution, based on market capitalization at March 31, 2003. We believe that we are well capitalized relative to our competitors, notwithstanding recent downgrades of our ratings in March 2003. As of April 7, 2003, we had financial strength ratings of A+ from A.M. Best and AA- from Standard & Poor's, both with a negative outlook. Moody's does not provide a rating for Allianz AG, but as of April 7, 2003, debt securities issued by our finance subsidiaries had a senior unsecured debt rating of Aa2 from Moody's, again with a negative outlook. On May 22, 2003, Moody's placed the rating under review for possible downgrade. Our investment portfolio includes a number of significant equity participations, primarily in major German companies, including both financial institutions and industrial enterprises.

     We were founded in 1890 in Berlin, Germany, and since that time we have become the largest German insurer. Through our international expansion strategy, we have sought to bring into the Allianz Group companies that are well-positioned in their domestic markets and that have leading positions in particular business lines and attractive earnings prospects. In the last several years, our non-German insurance business has therefore grown substantially in importance. Gross premiums written by our non-German business represented approximately 63.3% of our total gross premiums written in 2002. We now operate in more than 70 countries worldwide and have leading market positions in many of them.

     In 1998, building on over a century's experience in managing our extensive insurance investment portfolio, we established financial services as our third core business segment, in addition to our property-casualty and life/health insurance businesses. In 2001, following our acquisition of Dresdner Bank, we reorganized our financial services segment into separate asset management and banking segments. In our asset management segment, the acquisitions of Dresdner Bank on July 23, 2001 and Nicholas-Applegate on January 31, 2001 increased our third-party assets under management by E228 billion and E36 billion, respectively, as of the respective dates of the acquisitions and made us one of the five leading asset managers in the world based on total assets under management as of December 31, 2002. In our banking segment, which is now our fourth core business segment, our acquisition of Dresdner Bank made us one of the leading banks in Germany and provided us with significantly expanded bank distribution channels for our property-casualty, life/health and asset management products and services.

     Our German property-casualty and life/health insurance businesses are managed by subsidiaries located primarily in Munich and Stuttgart. Our non-German insurance businesses are locally managed, generally through operations located in France, Italy, the United Kingdom, Switzerland, Spain and the United States, which are our largest non-German markets. In contrast, each of our specialty lines of credit insurance, marine and aviation insurance, industrial reinsurance through Allianz Global Risks Ruckversicherungs-AG (or Allianz Global Risks) and travel and assistance insurance is managed and operates on a global basis. Our asset management segment also operates on a worldwide basis, with key management centers in Munich, Hong Kong, Paris, Milan, Westport, Connecticut, and San Diego and Newport Beach, California. Our banking segment operates through the approximately 1,100 German and non-German branch offices of Dresdner Bank and various subsidiaries, with significant operations in Germany, the United Kingdom, other European countries and the United States.

     At December 31, 2002, we employed more than 181,000 persons in our insurance, banking and asset management businesses worldwide, of whom more than 94,000 were based outside Germany. Through interdisciplinary and multi-jurisdictional training and advancement programs, we seek to develop and promote a corporate culture that emphasizes technical expertise, dedication to client service and an international outlook.

     Our headquarters are located in Munich, Germany. In addition, we have subsidiary, branch, representative and similar offices worldwide. We own substantially all of the land and buildings that are used in the normal course of our business in Europe and lease office space in various locations throughout the world. We also have part of our investment portfolio invested in land and buildings. We believe that our facilities are adequate for our present needs in all material respects.

                                    STRATEGY

     This section regarding our strategy contains forward-looking statements and, therefore, should be read in conjunction with the section "Forward-Looking Statements." In addition, for a discussion of the risks involved in achieving our strategic goals, see "Risk Factors."

     Our strategy is to achieve profitable growth across our four business segments for the benefit of our shareholders, policyholders and employees. We believe that our size, financial strength and worldwide reach are key competitive strengths that will permit us to participate in the ongoing consolidation of the financial services industry and maintain our position as an industry leader. We offer our products through multiple distribution channels including agents and brokers and, in many markets, bancassurance and e-commerce. In our mature markets of Germany, the rest of western Europe and the United States, we believe demographic trends will particularly favor our life/health and asset management businesses in the coming years. We intend to capitalize on cross-selling opportunities between our banking and pension provision businesses for corporate customers and to take advantage of additional potential synergies between our life/health, asset management and banking operations.

     As a reflection of the underlying strengths of our franchise as well as the leading market positions in many of our businesses, our core strategy remains substantially unchanged. Our five main strategic priorities are:

     - Optimize the Economic Value Added (EVA) of our Group, based on risk-adjusted capital requirements and sustainable growth targets;

     - Exploit attractive market opportunities by leveraging our traditional risk management expertise;

     - Strengthen our leading position in life and health insurance and in asset management, especially in private and corporate retirement insurance plans;

     - Increase our asset gathering capabilities by building customer-oriented, multi-channel distribution platforms; and

     - Expand our investments and capital markets expertise.

     We have implemented Group-wide a rigorous and disciplined capital allocation approach. All capital allocation decisions are based on an internal risk-based model, which, in addition to traditional insurance and banking risks, also takes into account investment and other capital markets risks. We will monitor our risk-adjusted results closely on an ongoing basis. Companies and business lines which are not expected to meet the hurdle risk adjusted return on allocated capital over the medium term will be reviewed for possible divestiture.

     We manage the business of the Group with a significant degree of autonomy for local management teams. We believe that these teams are best positioned to determine what measures to take to maximize the profitability of their business, and we make them accountable, and compensate them, based on this performance. We measure performance both on a local level as well as on a Group basis based on the EVA model. We also monitor closely the nature and volume of risks accumulated locally as well as across the Group on an ongoing basis.

FOCUS ON IMPLEMENTATION

     Our immediate objective is to address the most significant operating challenges we face:

     Further strengthening our pricing and underwriting discipline and internal efficiency in line with the EVA requirements, and enforcing these consistently across the Group. As part of this effort, we aim to improve the operational performance of selected operations such as Assurances Generales de France (or AGF, and, together with its subsidiaries, the AGF Group), Fireman's Fund and Allianz Global Risks;

     - Returning Dresdner Bank to profitability;

     - Improving the profitability of our life business;

     - Reducing the dependence of our results on the volatility of the equity markets.

OPERATIONAL DISCIPLINE

PROPERTY-CASUALTY INSURANCE

     Our goal for 2003 and thereafter is to achieve a combined ratio of below 100% for the group. We are particularly focused on Fireman's Fund, Allianz Global Risks and AGF, businesses with combined ratios of over 100%:

     - Fireman's Fund's operational discipline is expected to be improved by a new management team, the reduction of headcount, exit of underperforming businesses, recent strengthening of environmental and asbestos reserves and more defensive portfolio management;

     - Allianz Global Risks is actively seeking to turn its property-casualty business around. Allianz Global Risks has undertaken significant changes including appointing a new management team, introducing clear operational targets and non-renewing certain clients and treaties;

     - AGF has increased rates, not renewed policies and implemented operational improvements to reduce the expense ratio.

     TURNAROUND OF DRESDNER BANK PROFITABILITY.

     Due to the continuing difficult economic environment and the sharp deterioration in the capital markets since late 2001, Dresdner Bank reported significant losses in 2002. We have recently appointed a new CEO of Dresdner Bank and intend to reduce personnel costs, operating expenses and non-core lending to fully exploit the bank's franchise in the coming years. In the last 18 months, Dresdner Bank has significantly reduced its headcount, and plans are in place to further reduce headcount positions.

     The turnaround program to restore profitability has several components:

     - IRU: New Institutional Restructuring Unit (or IRU) within our banking segment to free up risk capital through the reduction of risk-weighted assets by restructuring non-performing loans to strategic customers with the intent of returning such loans to the business units from which they originated, while maximizing the recovery from remaining non-performing loans, as well as non-strategic customer loans, through repayment, sale, hedging, securitization and other means. Loans to be bundled together in the IRU are primarily performing loans to non-strategic clients, such as small-capitalization clients in Latin America, Asia and the United States, as well as, to a lesser extent, loans to corporate and private clients that are currently non-performing. The IRU is expected to initially include approximately E31 billion, consisting of approximately E22 billion of loans (including approximately E7 billion of non-performing loans and approximately E1 billion of potential problem loans) and approximately E1 billion of other non-strategic assets, including private equity investments, and approximately E8 billion of undrawn commitments.

     - Cost-Cutting and Restructuring Measures:

      -- Ongoing cost-cutting efforts are being stepped up.

      -- Certain centralized services were transferred to the two business units, Private and Business Clients and Corporates & Markets, which are now directly responsible for managing these costs.

CAPITAL AND PORTFOLIO MANAGEMENT.

     We believe that we are well capitalized relative to our competitors, notwithstanding recent downgrades of our ratings in March 2003. As of April 7, 2003, we had financial strength ratings of A+ from A.M. Best and AA- from Standard & Poor's, both with a negative outlook. Moody's does not provide a rating for us, but as of April 7, 2003, debt securities issued by our finance subsidiaries had a senior unsecured debt rating of Aa2 from Moody's, again with a negative outlook. On May 22, 2003, Moody's placed the rating under review for possible downgrade.

     However, our internal risk based model showed a gap of approximately E1.7 billion as of December 2002. It was therefore decided to launch a capital improvement program to secure our financial strength.

REDUCTION OF EQUITY EXPOSURE AND VOLATILITY

     The reduction of our equity exposure is being addressed through a number of measures. These measures include a significant hedging program to protect us against potential future losses while retaining an upside potential. We will continue to further assess this program to manage our exposures.

     We also actively sold and expect to continue to sell equity investments to further reduce our equity exposure. This includes, for example, an intended reduction of our stake in Munich Re from 22.4% as of December 31, 2002 to approximately 15% during the course of 2003 and 2004. As of June 30, 2003, our stake in Munich Re had been reduced to approximately 18.9%. On July 10, 2003 we announced our intention to redeem a first tranche of approximately 50% of our index-linked exchangeable bonds (MILES) ahead of schedule, using Munich Re shares. This transaction, when completed, will reduce our shareholding in Munich Re by approximately 3%. See "Major Shareholders and Related Party
Transactions -- Related Party Transactions -- Transactions with Munich Re."

FOCUSED PORTFOLIO MANAGEMENT AND CAPITAL ALLOCATION

     In addition, we will significantly step up our focus on the efficient use of capital in the Group. As stated before, we will implement economic capital savings by discontinuing and selectively scaling down certain business lines. In addition, sub-performing and non-core businesses will be divested if, according to the EVA methodology, a positive contribution to the Group is not expected.

CAPITAL RAISING

     In April 2003, we conducted a capital raising, which was an important element of the decision to strengthen the capital base, with a set of transactions intended to raise total capital of up to E5 billion. By way of a rights offering, we raised approximately E4.4 billion, based on a subscription price of E38.00 per share, resulting in net proceeds of approximately E4.3 billion after deduction of the commission payable to the underwriters and other costs borne by us.

     In a second step -- planned for the second half of this year -- we intend to use the Group's hybrid capital capacity, subject to market conditions and the Group's needs.

                         SUMMARY FINANCIAL INFORMATION

     The following table shows the relative contributions of our property-casualty, life/health, banking and asset management segments and related geographic and other subsegments to our gross premiums written, total income and net income in 2002, 2001 and 2000. The table also shows the impact of consolidation adjustments, amortization of goodwill and minority interests. Consistent with our general practice, gross premiums written and total income by geographic region are presented before consolidation adjustments representing the elimination of transactions between Group companies in different geographic regions and different segments, and net income by geographic region is presented before those consolidation adjustments, amortization of goodwill and minority interests.

                                                                    YEAR ENDED DECEMBER 31,
                                  -------------------------------------------------------------------------------------------
                                              2002                            2001                           2000
                                  -----------------------------   ----------------------------   ----------------------------
                                    GROSS                           GROSS                          GROSS
                                   PREMIUMS     TOTAL     NET      PREMIUMS    TOTAL     NET      PREMIUMS    TOTAL     NET
                                  WRITTEN(1)   INCOME    INCOME   WRITTEN(1)   INCOME   INCOME   WRITTEN(1)   INCOME   INCOME
                                  ----------   -------   ------   ----------   ------   ------   ----------   ------   ------
                                                                        (E IN MILLIONS)
Property-Casualty
  Germany.......................    12,314      24,019   9,235(2)   12,644     18,382    3,773     11,948     16,966   3,320
  Rest of Europe................    20,494      22,653    1,932     19,606     20,553      848     17,302     20,011   1,285
  NAFTA.........................     5,992       5,819    (933)      6,822      6,837   (1,030)     6,300      5,866     (86)
  Rest of World.................     2,428       2,118       38      2,401      1,787       39      1,886      1,630       5
  Specialty Lines...............     4,948       3,712    (199)      2,321      2,303       94      2,267      2,036     227
  Consolidation
    adjustments(3)..............   (2,882)     (2,765)   (1,680)   (1,657)     (1,092)   (265)    (1,321)     (1,312)   (570)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
    Subtotal....................    43,294      55,556    8,393     42,137     48,770    3,459     38,382     45,197   4,181
  Amortization of goodwill......        --          --    (370)         --         --    (349)         --         --    (277)
  Minority interests............        --          --    (816)         --         --    (746)         --         --    (642)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
    Total Property-Casualty.....    43,294      55,556    7,207     42,137     48,770    2,364     38,382     45,197   3,262
Life/Health
  Germany.......................    12,234      21,247      137     11,660     19,809      127     11,681     21,662     583
  Rest of Europe................     5,181      10,903     (95)      5,486     10,430      381      5,751     11,866     910
  Rest of World.................     3,251       4,388     (24)      3,010      3,856     (49)      2,818      3,724     (71)
  Consolidation
    adjustments(3)..............       (3)         (2)      (2)       (11)        (3)       --       (11)        (1)      (2)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
    Subtotal....................    20,663      36,536       16     20,145     34,092      459     20,239     37,251   1,420
  Amortization of goodwill......        --          --    (174)         --         --    (146)         --         --    (137)
  Minority interests............        --          --      177         --         --     (84)         --         --    (658)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
    Total Life/Health...........    20,663      36,536       19     20,145     34,092      229     20,239     37,251     625
Banking(4)
  Operations....................        --      21,275   (1,142)        --     12,755      303         --      1,722     183
  Amortization of goodwill......        --          --    (241)         --         --     (70)         --         --       8
  Minority interests............        --          --       25         --         --    (453)         --         --     (90)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
    Total Banking...............        --      21,275   (1,358)(5)       --   12,755    (220)         --      1,722     101
Asset Management
  Operations....................        --       3,185      202         --      2,738       77         --      1,722     138
  Amortization of goodwill......        --          --    (377)         --         --    (243)         --         --     (89)
  Minority interests............        --          --    (230)         --         --    (182)         --         --    (136)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
    Total Asset Management......        --       3,185    (405)         --      2,738    (348)         --      1,722     (87)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
Subtotal........................    63,957     116,552    5,463     62,282     98,355    2,025     58,621     85,892   3,901
Consolidation adjustments(6)....     (804)     (8,876)   (6,630)     (694)     (2,705)   (402)      (736)     (2,103)   (441)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
Total...........................    63,153     107,676   (1,167)    61,588     95,650    1,623     57,885     83,789   3,460
                                    ======     =======   ======     ======     ======   ======     ======     ======   =====

---------------

(1) Represents premiums written for both direct business and reinsurance assumed between Group companies in different countries and segments, as well as from third parties. Our gross premiums written in respect of reinsurance assumed from Group companies are eliminated in consolidation.

(2) Includes significant investment related results. See "-- Property-Casualty Insurance Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Net Income."

(3) Represents elimination of intercompany transactions between Group companies in different geographic regions.

(4) Reflects the inclusion of Dresdner Bank in our consolidated financial statements for the full twelve months of 2002, compared to 2001, where Dresdner Bank was consolidated only from July 23, 2001, the date of acquisition.

(5) Includes a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. See "-- Banking Operations." The gain on this transfer was eliminated at the Group level. In addition, this item includes a realized gain of E224 million resulting from the merger of Deutsche Hyp into Eurohypo in August 2002. See "Banking Operations -- Other -- Description of Business -- Real Estate."

(6) Represents elimination of intercompany transactions between Group companies in different segments.

                              RECENT DEVELOPMENTS

     At the end of the first quarter of 2003, the Institutional Restructuring Unit (or IRU) within our banking segment included approximately E31 billion, consisting of approximately E22 billion of loans (including approximately E7 billion of non-performing loans and approximately E1 billion of potential problem loans) and approximately E1 billion of other non-strategic assets, including private equity investments, and approximately E8 billion of undrawn commitments. As of June 24, 2003, the IRU had disposed of approximately E3 billion of loans by means of securitization transactions.

     On June 27, 2003, a subsidiary of Allianz received notice from the former parent company of PIMCO that such former parent company of PIMCO had exercised its right to put an additional US$250 million of its remaining ownership interest in PIMCO to Allianz as of June 30, 2003, with payment therefor due by July 30, 2003. For additional information, see "-- Asset Management
Operations -- Result of Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Net income."

     On July 10, 2003 we announced our intention to redeem a first tranche of approximately 50% of our index-linked exchangeable bonds (MILES) ahead of schedule, using Munich Re shares. This transaction, when completed, will reduce our shareholding in Munich Re by approximately 3%.

                    FACTORS AFFECTING RESULTS OF OPERATIONS

     Our results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, insurance industry cycles (particularly with respect to property-casualty insurance) and fluctuations in interest rates. We believe that the impact of these factors will continue to affect our results of operations. For the year ended December 31, 2002, approximately 36.7% of our gross premiums were derived from our German operations. As a result, economic, demographic and market developments in Germany have materially impacted and can be expected to continue to materially impact our results. In addition, fluctuations in exchange rates in non-euro zone countries in which we do business affect our euro-denominated reported results. See "-- Exchange Rates." Our German net income includes investment income and realized capital gains on the substantial equity portfolio held at Allianz AG, which is part of our German property-casualty segment.

GENERAL MARKET CONDITIONS

     Property-Casualty. Conditions in the property-casualty insurance markets in which we operate are generally characterized by periods of price competition, fluctuations in underwriting results and the occurrence of unpredictable weather-related and other catastrophe losses. In recent years, the commercial and industrial property-casualty markets in which we operate have also been characterized by generally lower customer demand and a growing trend towards higher retention levels and the use of self-insurance mechanisms by insureds. During this same period in Europe, our automobile insurance business lines have been characterized by increased competition. We have succeeded in achieving substantial rate increases in the majority of our primary property-casualty markets in 2002.

     In addition, the underwriting results of our property-casualty operations are significantly influenced by estimates of property-casualty loss reserves, which are an accumulation of the estimated amounts necessary to settle all outstanding claims as of a particular reporting date. In recent years, our U.S. property-casualty loss reserves have shown cumulative deficiencies, primarily as a result of claims related to environmental and asbestos exposures. See "Risk Factors -- Claims reserves for our property and casualty insurance and reinsurance policies are based on future estimates which if not correct could materially adversely affect earnings," as well as "-- Property-Casualty Insurance Reserves" for a discussion of our property-casualty reserves on a consolidated Group basis under IFRS, and on an individual country basis under local accounting rules.

     Prior to March 31, 2003, our most significant associated enterprise was Munich Re, one of the world's largest reinsurers. To the extent loss reserve development (favorable or unfavorable) impacted Munich Re's results, it was also reflected in our results on an equity basis. Effective March 31, 2003, however, we reduced our shareholding in Munich Re to less than 20%. As a result of this reduction, we ceased to account for Munich Re as an associated enterprise at March 31, 2003. Accordingly, the treatment of Munich Re in our financial statements after March 31, 2003 will not be comparable to that of prior periods.

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

     Banking. Conditions in the banking market in which we operate, particularly in Europe, are generally characterized by intense competition and low profit margins. In 2002, the downturn in global equity markets, declining transaction volumes and increasing levels of default by both corporate and individual borrowers combined to result in significant net losses in our banking segment. Nonetheless, the sale of life insurance and retirement savings products through our bank branches increased in 2002, particularly in our core markets of Germany, Italy and France. We believe that bancassurance will be an increasingly important distribution channel for all of our business segments in the years to come.

     Asset Management. Prior to 2001, our asset management segment had generally benefited from favorable market conditions, including falling interest rates and generally strong capital markets conditions in Europe and the United States, marked by intermittent periods of extreme volatility. In 2001 and 2002, the downturn in the global equity markets, together with the terrorist attack of September 11, 2001, had a significant negative impact on our asset management operations, resulting in widespread price declines in equity securities and transaction volumes and increased uncertainty on the part of many third-party investors. We cannot predict how long the downturn in the capital markets will last or what its long-term effect on investor confidence will be. While the assets under management in our asset management segment include a significant amount of funds related to affiliated Allianz Group insurance operations, a growing portion of our assets under management, particularly following our acquisitions of PIMCO in May 2000, Nicholas-Applegate in January 2001 and Dresdner Bank in July 2001, represents third-party funds.

EXCHANGE RATES

     We publish our consolidated financial statements in euros. A significant portion of our revenues and expenses from our subsidiaries outside the euro zone, including in the United States, Switzerland and the United Kingdom, originates in currencies other than the euro. As a result, we have a financial reporting translation exposure attributable to fluctuations in the values of these currencies against the euro. The impact of these fluctuations in exchange rates is mitigated by the fact that our non-euro revenues and related expenses, as well as assets and liabilities, are generally denominated in the same currencies. See "-- Risk Management" for a discussion of our management of foreign exchange rate-related risks as well as "Risk Factors -- Changes in value relative to the euro or non-euro zone currencies in which we generate revenues and incurs expenses could adversely affect our reported earnings and cash flow."

CONSOLIDATION DIFFERENCES

     Our reported segment results in 2002 were significantly affected by intercompany transactions, including the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to Allianz Dresdner Asset Management GmbH (or ADAM) (see "-- Banking Operations") and transfers of investment securities in connection with the repositioning of certain shareholdings within the Group (see "-- Insurance Operations" and "-- Banking Operations"). The gains and losses on these transfers were eliminated at the Group level. In addition, our 2002 results reflect the consolidation of Dresdner Bank for the full twelve months of 2002, compared to 2001, where Dresdner Bank was consolidated only from July 23, 2001, the date of the acquisition. On August 1, 2002, we deconsolidated the assets and liabilities of our former mortgage banking subsidiary, Deutsche Hyp. See "-- Banking
Operations -- Other -- Description of Business -- Real Estate."

     Prior to March 31, 2003, our most significant associated enterprise was Munich Re, one of the world's largest reinsurers. To the extent loss reserve development (favorable or unfavorable) impacted Munich Re's results, it was also reflected in our results on an equity basis. Effective March 31, 2003, however, we reduced our shareholding in Munich Re to less than 20%. As a result of this reduction, we ceased to account for Munich Re as an associated enterprise at March 31, 2003. Accordingly, the treatment of Munich Re in our financial statements after March 31, 2003 will not be comparable to that of prior periods.

                          CRITICAL ACCOUNTING POLICIES

     We have identified the accounting policies that are critical to our business operations and the understanding of its results of operations. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to insurance reserves, loan loss allowances, the determination of the fair value of financial assets and liabilities (including impairment charges), goodwill and deferred tax assets and off-balance sheet arrangements. In each case, the determination of these items is fundamental to our financial position and results of operations, and requires management to make complex judgments based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgments as to future events and are subject to change, and the use of different assumptions or data could produce materially different results.

INSURANCE RESERVES

     Our insurance reserves represent estimates of future payouts that we will make in respect of property-casualty and life/health insurance claims, including expenses relating to such claims. Such estimates are made on a case-by-case basis, based on the facts known to us at the time reserves are established, and are periodically adjusted to recognize the estimated ultimate cost of a claim. In addition, we establish so-called IBNR reserves in our property-casualty business to recognize the estimated cost of losses that have occurred but of which we do not yet have notice. When actual claims experience differs from our previous estimates, the resulting difference will generally be reflected in our reported results for the period of the change in estimate. In each case, the establishment of our insurance reserves is an inherently uncertain process, involving assumptions as to factors such as court decisions, changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs, and, in our life/health insurance business, assumptions concerning mortality and morbidity trends. In recent years, our property-casualty insurance reserves in the United States have been significantly impacted by claims relating to asbestos and environmental exposures. For a further discussion of our property-casualty insurance reserves, including an additional E762 million in asbestos and environmental reserves taken in 2002, see "-- Property-Casualty Insurance Reserves," as well as "-- Property-Casualty Loss Reserves" and "Risk Factors -- Claims reserves for our property-casualty insurance and reinsurance policies are based on estimates as to future claims liabilities. In 2002, we made significant additional reserves relating to asbestos-related and environmental claims in the United States and in connection with discontinued and run-off businesses. Further adverse developments relating to claims could lead to further reserve additions and adversely impact our results of operations."

LOAN LOSS ALLOWANCES

     Our loan loss allowances represent management's estimate of the probable credit losses in our loan portfolio. Allowances are established on a case-by-case basis, are updated over time, and are described at greater length under "-- Selected Statistical Information Relating to Our Banking Operations." Judgments concerning the timing and level of our loan loss allowances are based on numerous estimates and judgments, including determinations concerning borrower creditworthiness, contractual loan terms and available judicial and other remedies. Allowances for counterparty risk are established against individual exposures and are subject to periodic management review. Specific loan loss allowances are recorded if it is probable that the borrower will not repay principal and/or interest according to the contractually agreed terms. Individually impaired loans are measured on the basis of the present value of expected cashflows and take into consideration the borrower's financial position, the contractual terms of the loan and the value of collateral if any. In 2002, our banking operations' recorded additional net loan loss provisions of E2,222 million. See "-- Banking Operations -- Results of Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Loan Loss Provisions" as well as "Risk Factors -- We have significant counterparty risk exposure" and "Risk Factors -- Dresdner Bank continues to experience significant loan losses relating to problem loans."

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

     When we determine that a loan is uncollectible, the loan is charged off against any existing specific loss allowance or directly recognized as expense in the income statement. Changes in judgments, analyses and the methodologies we utilize may lead to changes over time in the level and timing of the allowances we establish and related charge-offs, which may in turn materially impact the results of our banking segment. In 2002, our banking segment's gross charge-offs were E1,889 million.

FAIR VALUES AND IMPAIRMENTS

     A portion of our assets and liabilities is recorded at fair value, including trading assets and liabilities, and securities available for sale. Fair value determinations for financial assets and liabilities are based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions. Fair values of certain financial instruments, including OTC derivative instruments, are determined using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could lead to different estimates of fair value.

     Financial assets are reviewed regularly for impairments, and valuation writedowns to fair value are charged to income if an other than temporary diminution in value occurs. Determinations concerning an other than temporary diminution involve judgments concerning market conditions, issuers' financial positions and other factors. We generally consider an other than temporary diminution to have occurred upon a decline of 20% or greater from book value over a period in excess of six consecutive months. For a discussion of impairment charges taken in 2002, see "-- Investment Portfolio Impairments and Unrealized Losses," "Risk Factors -- Our investment portfolio is significantly exposed to equity securities. Market risks could impair this portfolio and adversely impact our financial position and results of operations," and "Risk Factors -- Market factors, as well as a lack of improvement in our operating performance, may adversely affect the levels of deferred acquisition costs, goodwill and deferred tax assets we maintain on our balance sheet; the deferred tax assets we maintain are also potentially impacted by changes in German tax legislation."

OFF-BALANCE-SHEET ARRANGEMENTS

     Off-balance sheet arrangements that we enter into in our investment and banking activities include securitization and other transactions involving special- or limited-purpose entities (or SPEs), credit lines and loan commitments. Off-balance-sheet arrangements we enter into in our insurance business also include letter of credit (or LOC) transactions where we provide LOC coverage for all or part of our obligations to insureds or other customers, or where similar coverage is provided to us by reinsurers or other counterparties, in each case in accordance with applicable credit or regulatory requirements.

     Off-balance sheet transactions may be carried out with or through a variety of unconsolidated SPEs. In our insurance and reinsurance businesses, we have entered into reinsurance transactions with SPEs which provide us with long-term reinsurance coverage and were funded through the issuance of so-called "catastrophe bonds" to third-party investors. In our banking business, we have established SPEs in order to provide administrative services, engage in underwriting activities, enter into derivative transactions, provide liquidity and overdraft facilities and guarantees, securitize financial assets we hold, reduce credit risks on our loan portfolios, and provide alternative financing structures and investment products for our customers. Material exposures related to the transactions are recorded or disclosed in our consolidated financial statements. Risks associated with establishing SPEs and transactions entered into with SPEs are reviewed in the banking operations risk management process.

     In the context of the "Silver Tower" asset-backed program of Dresdner Bank, in which third-party receivables and receivables of Dresdner Bank Group are securitized, and which is refinanced by commercial paper, Dresdner Bank has granted short-term credit lines in the amount of E10.2 billion in the event that a refinancing through commercial paper is not possible. As of June 18, 2003, E4 billion of such credit lines had been used for refinancing instead of the placement of commercial paper. The risk exists that Dresdner Bank would be required to use its own credit lines by up to further E7 billion, which would accordingly raise its regulatory risk-weighted assets.

                             ACCOUNTING DIFFERENCES

     During 2002, we reduced the time lag in accounting for all material investments in associates to a period of no more than three months for IFRS. We accounted for this reduction by recording the income and equity changes occurring during the catch-up period (i.e., the period from June 30, 2001 to September 30, 2001), less any amounts already reflected in fiscal 2001 due to their significance, directly in shareholders' equity. The amount of income directly recorded in shareholders' equity in 2002 was E131 million.

     The impact of the terrorist attack of September 11, 2001 on the financial results of Munich Re, our most significant associate, was considered in our 2001 income statement and statement of shareholders' equity in light of the significance and relevance of this impact to our 2001 consolidated financial statements.

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

                       CONSOLIDATED RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Our total income increased by E12,026 million, or 12.6%, to E107,676 million in 2002 from E95,650 million in 2001, due primarily to the full-year consolidation of Dresdner Bank in 2002, offset in part by the effects of weakness in the capital markets and the global economy, which affected all of our operating segments and our banking segment in particular. Our earnings from ordinary activities before taxation decreased by E3,041 million, or 166.4%, to a loss of

E1,214 million in 2002 from income of E1,827 million in 2001. We had a consolidated tax benefit of E735 million in 2002 and a consolidated tax benefit of E840 million in 2001, representing overall effective tax rates of (62.8)% and (52.1)%, respectively, compared to statutory rates for our primary German and other operating subsidiaries that ranged from 12.5% to 45.5% and averaged 32.5%. The consolidated tax benefit in 2002 was due primarily to tax losses, for which a deferred tax asset was recognized.

     Net income decreased E2,790 million, or 171.9%, to a loss of E1,167 million in 2002, compared to income of E1,623 million in 2001, reflecting primarily weakness in the capital markets and the global economy, offset in part by the tax benefit discussed above. This weakness was particularly evident in writedowns of available for sale investments, which increased significantly to E5,523 million in 2002. In our banking segment, earnings were negatively affected by additional net loan loss provisions of E2,222 million. Our property-casualty insurance business was negatively impacted by significant claims, including primarily E762 million relating to asbestos and environmental reserve-strengthening measures at Fireman's Fund and E710 million in net claims relating to severe floods that struck Germany and Central and Eastern Europe in July and August 2002. These negative effects in our property-casualty segment were offset in part by significant investment-related gains and rate increases in most of our major property-casualty markets.

     The following table sets forth the percentage changes for 2002 over 2001 in our total income, total expenses and net income by segment, which are discussed in greater detail below, and for the Group as a whole. Changes in results in our banking and asset management segments related primarily to the full-year consolidation of Dresdner Bank in 2002. Percentage changes for 2002 over 2001 for our banking segment, which we established as a separate segment in 2001, reflect the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001 and are therefore not comparable. See "-- Banking Operations."

                                                                   % CHANGE 2002/2001
                                                       ------------------------------------------
                                                       TOTAL INCOME   TOTAL EXPENSES   NET INCOME
                                                       ------------   --------------   ----------
Property-Casualty....................................      13.9 %           3.5 %         204.9 %
Life/Health..........................................       7.2 %           8.8 %         (91.7)%
Banking..............................................      66.8 %          82.1 %        (517.3)%
Asset Management.....................................      16.3 %          11.3 %         (16.4)%
Consolidated Group...................................      12.6 %          16.1 %        (171.9)%

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Our total income increased E11.861 million, or 14.2%, to E95,650 million in 2001 from E83,789 million in 2000, due primarily to the acquisition of Dresdner Bank in July 2001, together with increases in property-casualty insurance, offset in part by a decrease in life/health insurance. Despite the increase in total income, our earnings from ordinary activities before taxation decreased by E3,086 million, or 62.8%, to E1,827 million in 2001 from E4,913 million in 2000, reflecting primarily the effects of the terrorist attack of September 11, 2001 in the United States and weakness in the capital markets. On a consolidated Group basis, the terrorist attack of September 11, 2001 resulted in net claims costs of approximately E1.5 billion. As a result of the weakness in the capital markets, earnings were also negatively affected by E1.6 billion of investment writedowns. We had a consolidated tax benefit of E840 million in 2001 and a consolidated tax expense of E176 million in 2000, representing overall effective tax rates of (52.1)% and 2.8% respectively, compared to statutory rates for our primary German and other operating subsidiaries that ranged from 10.0% to 43.0%, and averaged 19.2%. The consolidated tax benefit in 2001 was due to a substantial amount of tax losses resulting primarily from claims related to the September 11, 2001 terrorist attack in the United States, together with a significant amount of tax-exempt realized gains on investments.

     Net income decreased E1,837 million, or 53.1%, to E1,623 million in 2001, compared to E3,460 million in 2000, reflecting primarily the impact of the special adjustment to income taxes in 2000, the effects of the terrorist attack of September 11, 2001 in the United States and weakness in the capital markets, offset in part by the tax benefit discussed above.

     The following table sets forth the percentage changes for 2001 over 2000 in our total income, total expenses and net income by segment, which are discussed in greater detail below, and for the Group as a whole. Results in our banking and asset management segments reflected primarily the acquisition of Dresdner Bank in July 2001. Percentage changes for 2001 over 2000 for our banking segment, which we established as a separate segment in 2001, are based on the results for 2000 of the banking operations of the Allianz Group, which we reported in 2000 and prior years together with asset management as part of our financial services segment and are therefore not comparable. See "-- Asset Management Operations" and "-- Banking Operations."

                                                                   % CHANGE 2001/2000
                                                       ------------------------------------------
                                                       TOTAL INCOME   TOTAL EXPENSES   NET INCOME
                                                       ------------   --------------   ----------
Property-Casualty....................................       8.2 %          12.6 %         (27.5)%
Life/Health..........................................      (8.2)%          (5.2)%         (63.4)%
Banking..............................................     645.7 %         689.4 %        (317.8)%
Asset Management.....................................      59.0 %          83.2 %        (300.0)%
Consolidated Group...................................      14.5 %          19.3 %         (53.1)%

                      CONSOLIDATED ASSETS AND LIABILITIES

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Total assets decreased by E90,869 million, or 9.6%, to E852,056 million at December 31, 2002, from E942,925 million at December 31, 2001, primarily as a result of the deconsolidation of Deutsche Hyp and price declines in the capital markets. Our own investments (including loans and advances in our banking segment) decreased by E88,505 million, or 11.3%, to E696,433 million in 2002 from E784,938 million in 2001, while separate account assets increased by E965 million, or 3.9%, to E25,657 million at December 31, 2002, from E24,692 million at December 31, 2001. Insurance investments (excluding separate account assets) increased by E8,442 million, or 2.4%, to E362,577 million in 2002 from E354,135 million in 2001.

     Our shareholders' equity decreased by 31.2% to E21,772 million at December 31, 2002 compared to E31,664 million at December 31, 2001. This decrease resulted primarily from a decrease in net unrealized gains of E7,198 million from E8,276 million at December 31, 2001 to E1,049 million (adjusted for currency translation) at December 31, 2002, reflecting generally adverse conditions in the capital markets.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Total assets increased by E502,930 million, or 114.3%, to E942,925 million at December 31, 2001, from E439,995 million at December 31, 2000, primarily as a result of our acquisition of Dresdner Bank in July 2001. Our own investments grew by E456,813 million, or 139.2%, to E784,938 million in 2001 from E328,125 million in 2000, while separate account assets increased E1,922 million, or 8.4%, to E24,692 million at December 31, 2001, from E22,770 million at December 31, 2000. Insurance investments grew by E19,066 million, or 5.7%, to E354,135 million in 2001 from E335,069 million in 2000.

     Our shareholders' equity decreased by 11.1% to E31,664 million at December 31, 2001 compared to E35,603 million at December 31, 2000. This decrease resulted primarily from a decrease in net unrealized gains of E5,210 million in 2001.

             INVESTMENT PORTFOLIO IMPAIRMENTS AND UNREALIZED LOSSES

VALUATION OF SECURITIES AVAILABLE FOR SALE

     All investments in our investment portfolio are subject to regular impairment reviews. Generally, the carrying value of our investments is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are measured as the difference between the acquisition cost of a particular investment and the expected recoverable amount (generally market value).

     Securities available for sale are recorded at fair value, and are reviewed regularly for impairments. Valuation write-downs to fair value are charged to income if an other than temporary diminution in value occurs. As of the closing date for each quarter and year end, we identify on a Group-wide basis all securities whose market values are other than temporarily below acquisition cost based on our policy guidelines. Fair value determinations for financial assets and liabilities are based generally on listed market prices or broker or dealer price quotations.

FIXED INCOME SECURITIES

     Fixed income securities are written down if one or more of the following factors indicate that repayment of the principal can no longer be expected in light of the intended holding period:

     - the issuer's or counterparty's financial condition deteriorates, evidenced by a variety of circumstances, including the fact that creditors grant special conditions or concessions that they would not otherwise grant, disappearance of an active market for the investment, or actual or impending bankruptcy;

     - disappearance of an active market for the security due to the issuer's financial difficulties;

     -  default or delay in interest service or repayment of principal;

     - in the case of asset-backed securities, a pattern indicates that the entire amount of a portfolio of accounts receivable or other assets may not be collected; or

     - Group management no longer has the intent and ability to hold the security through the anticipated recovery period.

     We analyze fixed income assets for impairment if any of the following occurs:

     -  rating agency downgrade below investment grade;

     -  fair value declines significantly below cost;

     - change in conditions in the issuer's or counterparty's industry, business segment or geographic area; or

     - change in recommendations of investment advisors or market analysts. Generally, we do not consider fixed income instruments impaired if the decline in value is caused solely by changes in interest rates.

EQUITY INVESTMENTS

     Equity investments categorized as securities available for sale are valued at market value.

     Other Than Temporary Declines in Market Value. We record an impairment loss if a decline in the market value of an equity security is other than temporary. In 2001, we generally considered a decline in market value in an equity security classified as available for sale to be other than temporary if the market value of the security was continuously for a period of more than six months more than 30% below both the weighted average acquisition cost of the individual Group company that held the security and the Group's weighted average acquisition cost. In these instances we recorded an impairment on equity securities held by Group companies that were in an unrealized loss position. In 2002, we modified our policy and generally considered a decline to be other than temporary if the market value was continuously for a period of more than six months 20% or more below both the weighted average acquisition cost of the individual Group company that held the security and the Group's weighted average acquisition cost.

     Additional Factors. In addition, we record an impairment on our available for sale securities if one or more of the following factors indicate that the cost of the investment may not be recovered in light of the intended holding period:

     - the issuer's financial condition deteriorates, evidenced by a variety of circumstances, including disappearance of an active market for the investment, or actual or impending bankruptcy;

     - the issuer is adversely affected by significant developments in its business environment; or

     - the market value of an investment has declined more than 80% below an individual Group company's acquisition cost as of the end of any fiscal quarter.

     If any of the following occurs, we analyze the investment for impairment in greater detail:

     -  change in recommendations of investment advisors or market analysts;

     - significant developments or events in the issuer's business conditions and environment;

     -  decline in the issuer's P/E ratio;

     -  losses recently incurred by the issuer;

     -  changes in the issuer's dividend policy.

     Management Judgment Analysis. If the criteria mentioned above indicate an impairment but recovery of the acquisition cost is still expected in the medium term, the decrease in value may still be considered temporary based on management's judgment, provided we have the intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. The following information is required to support any decision not to record an impairment in such cases:

     - relative performance of the investment compared to benchmarks indicate that the decrease in value is attributable to industry or market conditions, rather than issuer-specific problems;

     -  positive evaluations of market analysts;

     - historical share price development and volatility in share prices indicate that acquisition cost may be recovered in the near future; or

     -  specific intentions and ability to hold the investment exist.

     A decision based on management judgment has to follow these guidelines, must be supported by full documentations and is required to be updated at regular intervals. The evaluation includes other factors, such trends in stock market performance, the extent to which the fair value is below the acquisition price and the period of time for which unrealized losses have existed. To ensure consistency, decisions based on management judgment may only be taken at the Group level and not by any of the Group's subsidiary operating entities.

     Private Equity Investments. The IFRS carrying value of the Group's available for sale private equity investments was E1,723 million at December 31, 2002 and E1,959 million at December 31, 2001.

     Direct private equity investments, which are primarily non-traded securities, are generally carried by the Allianz Group at cost. The Group tests private equity investments for impairment on a quarterly basis, generally on the basis of financial measures such as EBITDA and EBIT or price to earnings ratios. If appropriate, discounted cash models or leveraged buyout models are applied. Information from publicly available reports of the Group's private equity investees is also taken into account. If a decline in the fair value of a private equity investment is determined to be other than temporary, the investment is considered to be impaired.

     A significant portion of the Group's available for sale private equity investments was held at Dresdner Bank (E980 million at December 31, 2002 and E1,140 million at December 31, 2001). Dresdner Bank records an impairment loss on such investments if a decline in the value of the investment is determined to be other than temporary. Dresdner Bank generally considers a decline to be other than temporary if the market value was 20% or more below acquisition cost over a period of six months.

     Investments in Funds. The Group's valuation of investments in funds, or funds of funds, relies primarily on information relating to net asset value provided by the general partners of such funds. If a decline in the net asset value of a fund of funds is determined to be other than temporary, the investment is considered to be impaired. Additional factors not reflected in the net asset value of a fund of funds may also be taken into account in making impairment determinations.

VALUATIONS OF SECURITIES HELD TO MATURITY

     The fair value of individual securities held to maturity can fall temporarily below their carrying value, but, provided there is no risk resulting from changes in financial standing, such securities are not written-down in value. Impairment charges on securities held to maturity totaled E31 million in 2002 and E35 million in 2001.

IMPAIRMENT CHARGES

     For the year ended December 31, 2002, other expenses for investments totaled E14,102 million, of which E8,204 related to realized losses and E5,898 related to depreciation and write-downs. Of the total amount of realized losses in 2002, E8,063 million related to securities available for sale, E4 million to securities held to maturity, E131 million to real estate used by third parties and E6 million to other investments. Of the amount related to depreciation and write-downs, E5,523 million was attributable to securities available for sale, E31 million to securities held to maturity, E333 million to real estate used by third parties (including scheduled depreciation) and E11 million to other investments. In 2002, we recorded E4,953 million of write-downs related to equity securities, E345 million related to corporate bonds and E202 million related to government bonds.

     For the year ended December 31, 2001, other expenses for investments totaled E8,923 million, of which E6,998 million were attributable to realized losses and E1,925 million resulted from depreciation and write-downs. Realized losses for securities available for sale were E6,888 million, for securities held to maturity E12 million, for real estate used by third parties E19 million, and for other investments E79 million. Of the total amount for depreciation and write-downs, E1,507 million related to securities available for sale, E35 million to securities held to maturity, E378 million to real estate used by third parties (including scheduled depreciation) and E5 million to other investments. In 2001, we recorded E1,201 million of write-downs related to equity securities, E170 million related to corporate bonds and E103 million related to government bonds.

UNREALIZED LOSSES

     As of December 31, 2002, unrealized losses from securities available for sale totaled E12,752 million, of which E11,833 million were attributable to equity securities, E472 million to corporate bonds and E426 million to government bonds. As of December 31, 2001, we recorded a total of E9,656 million unrealized losses. Of this amount, E7,700 million related to equity securities, E1,195 to government bonds and E710 to corporate bonds. The gross amount of unrealized losses that would have been recognized as impairments based on our current policies but for the application of management judgments (i.e., unrecognized impairment losses) was E261 million and E764 million at December 31, 2001 and December 31, 2002, respectively. On a net basis, after policyholder participation and minority interests, these amounts were E145 million and E267 million, respectively. All of the foregoing unrecognized impairment losses arose in respect of our equity holdings. In determining such amounts, we have utilized the Group's average acquisition cost of such securities as determined on a quarterly basis.

     Of the gross unrecognized impairment losses attributable to equity securities as of December 31, 2001, E261 million related to our positions in five equity securities in the telecom and technology sector, in which we considered the decline in market values to be only temporary even though market prices were 30% or more below the Group's average acquisition cost in the second half of 2001. The approach reflected a decision based on management's judgment in light of independent research analysis.

     There were gross unrealized losses of E764 million as of December 31, 2002 relating to positions in nine equity securities for which we did not record impairments although they were 20% or more below the Group's average acquisition cost for the period between July 1, 2002 and December 31, 2002. As a result of the assessment of each individual stock, we determined that the current unrealized losses in these nine investment positions were only temporary.

     All of these nine equity securities were attributable to investment-grade issuers and none to non-investment grade companies. Of the nine investment positions, four related to the telecom industry, with aggregate gross unrealized loss of E218 million. Three investment positions related to technology companies with aggregate gross unrealized loss of E424 million. The two remaining positions were in the utilities sector (gross unrealized loss of E28 million) and in a financial institution (gross unrealized loss of E94 million). For U.S. GAAP purposes, we recorded an impairment charge of E324 million before tax and minority interest with respect to these nine securities. See Note 45 to our consolidated financial statements.

     The following table sets forth further details regarding the duration and amount below cost of the Group's unrealized loss positions for equity securities, excluding the nine securities referred to above, as of December 31, 2002.

 AGEING TABLE: DURATION AND AMOUNT OF UNREALIZED LOSSES AS OF DECEMBER 31, 2002

                        0 TO 6 MONTHS   6 TO 12 MONTHS   12 TO 18 MONTHS   GREATER THAN 18 MONTHS   TOTAL
                        -------------   --------------   ---------------   ----------------------   -----
                                                         (E IN MILLIONS)
Market Value..........     21,948            7,603              513                  211            30,274
Cost..................     27,495           11,118              718                  247            39,577
Unrealized Loss.......     (5,547)          (3,515)            (205)                 (36)           (9,303)

                                        LESS THAN 20%      20% TO 50%         GREATER THAN 50%      TOTAL
                                        -------------      ----------         ----------------      -----
                                                         (E IN MILLIONS)
Market Value..........                      18,414           11,432                  428            30,274
Cost..................                      21,957           16,658                  962            39,577
Unrealized Loss.......                      (3,543)          (5,226)                (534)           (9,303)

     Although all individual securities were reviewed to ensure that no material impairments or other than temporary losses were required to be charged to income in 2002, the identification of impairment and other then temporary losses and the determination of the recoverable amount are an inherently uncertain process involving various assumptions and factors, including the financial condition of the issuer, expected future cash flows, observable market prices and expected net selling prices. Further developments after December 31, 2002 may indicate that certain unrealized losses that existed as of December 31, 2002 will need to be considered other than temporary, resulting in a negative impact on our profit and loss account. However, the net income effect of any charges would be decreased by the allocation of a portion of such charges to policyholder participation and minority interests.

     Determinations relating to unrealized losses and impairments in our investment positions, including decisions based on management judgment, are made on the basis of an assessment of each individual investment position. We accordingly do not believe that such determinations have an impact on other material investments held.

                  DISCUSSION OF OPERATIONS BY BUSINESS SEGMENT

INSURANCE OPERATIONS

     We provide property-casualty and life/health products and services on an individual and group basis in more than 70 countries worldwide. In our property-casualty business, we provide, among other things, automobile, homeowners, travel and other personal lines products and are a leading provider of commercial and industrial coverages to business enterprises of all sizes, including many of the world's largest companies. Our life/health insurance businesses provide endowment, annuity and term insurance products and a wide range of health, disability and related coverages to individual insureds, as well as group life, group health and pension products to employers. In addition to strong local positions, we have established leading positions in certain specialty lines on a global basis, including credit insurance, marine and aviation insurance, industrial reinsurance through Allianz Global Risks, and travel and assistance insurance.

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

                     PROPERTY-CASUALTY INSURANCE OPERATIONS

     The following table sets forth certain financial information for our property-casualty operations for the years indicated:

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2002      2001      2000
                                                              -------   -------   -------
                                                                    (E IN MILLIONS)
Gross premiums written......................................   43,294    42,137    38,382
Premiums earned(net)(1).....................................   36,458    34,428    31,529
Interest and similar income.................................    4,473     5,068     5,568
Income from affiliated enterprises, joint ventures and
  associated enterprises....................................  8,494(2)      889     1,833
Other income from investments...............................    3,652     4,307     4,259
Trading income..............................................      207     1,451       (10)
Fee and commission income, and income from service
  activities................................................      521     1,425       940
Other income................................................    1,751     1,202     1,078
                                                              -------   -------   -------
       Total income.........................................   55,556    48,770    45,197
                                                              -------   -------   -------
Insurance benefits(net)(3)..................................  (28,974)  (28,200)  (25,413)
Interest and similar expenses...............................   (1,564)   (1,323)   (1,136)
Other expenses for investments..............................   (3,567)   (2,888)   (1,913)
Loan loss allowance.........................................       (7)       (4)       --
Acquisition costs and administrative expenses(4)............  (10,521)  (10,042)   (9,106)
Amortization of goodwill....................................     (370)     (349)     (277)
Other expenses..............................................   (2,999)   (3,555)   (3,453)
                                                              -------   -------   -------
       Total expenses.......................................  (48,002)  (46,361)  (41,298)
                                                              -------   -------   -------
Earnings from ordinary activities before taxation...........    7,554     2,409     3,899
Taxes.......................................................      469       701         5
Minority interests in earnings..............................     (816)     (746)     (642)
                                                              -------   -------   -------
Net income..................................................    7,207     2,364     3,262
                                                              =======   =======   =======

---------------

(1) Net of reinsurance ceded of E6,150 million, E6,669 million and E6,488 million in 2002, 2001 and 2000, respectively.

(2) Reflects realized gains of E1,886 million from open market sales of Munich Re shares and E713 million on the sale of a real estate subsidiary in Italy, as well as significant income from intercompany transactions, including realized gains of E3,332 million from the transfer of Munich Re shares from Allianz AG to Dresdner Bank and dividend income of E382 million from Dresdner Bank. The gains on these intercompany transactions were eliminated at the Group level.

(3) Includes loss and loss adjustment expenses of E28,502 million, E27,919 million and E24,566 million in 2002, 2001 and 2000, respectively.

(4) Includes net underwriting costs of E10,015 million, E9,543 million and E8,548 million in 2002, 2001 and 2000, respectively.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. Our gross premiums written from property-casualty operations in 2002 increased by E1,157 million, or 2.7%, to E43,294 million from E42,137 million in 2001. Eliminating the effect of exchange rate movements and changes in the scope of consolidation, which decreased 2002 gross premiums written by E246 million, gross premiums written increased by 3.2%. This increase came primarily as a result of rate increases in all of our major markets, offset in part by a more selective underwriting policy, particularly in our industrial reinsurance business and in the United States, but also in other major markets.

     Premiums Earned (Net). On a Group-wide basis, property-casualty net premiums earned in 2002 and 2001 reflected premiums ceded to reinsurers of E6,150 million and E6,669 million, respectively, resulting in overall retention levels of approximately 85.6% in 2002 and 83.8% in 2001. Net premiums earned increased by E2,030 million, or 5.9%, to E36,458 million in 2002 from E34,428 million in 2001, which exceeded the 2.7% increase in gross premiums written and reflected the increase in overall retention levels.

     Trading Income. Trading income from our property-casualty operations decreased by E1,244 million, to E207 million in 2002 from E1,451 million in 2001, due primarily to the decrease of E1,212 million in gains from certain derivative financial instruments. These gains relate to derivative financial instruments embedded in outstanding exchangeable bonds that do not qualify for hedge accounting and from forward contracts that are used to hedge investments. Gains or losses on such financial instruments arising from valuation at fair value are included in trading income. The decrease in 2002 reflected primarily long positions on index futures entered into in late 2001, which substantially offset the market value gains from outstanding short positions. We had entered into short positions on these index futures in connection with our issuance of certain exchangeable bonds in 2001 and prior years. See "-- Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 -- Trading Income."

     Insurance Benefits (Net). Net insurance benefits for our worldwide property-casualty business, which consist of claims paid, changes in reserves for loss and loss adjustment expenses, changes in other reserves and expenses of premium refunds, increased by E774 million, or 2.7%, to E28,974 million in 2002 from E28,200 million in 2001. Of this amount in 2002, E762 million related to asbestos and environmental reserve-strengthening measures at Fireman's Fund. An additional approximately E710 million was attributable to net claims relating to severe flooding in Germany and Central and Eastern Europe in July and August 2002. The increase in net insurance benefits in 2002 followed on an already high level of net insurance benefits in 2001, which reflected claims from the terrorist attack of September 11, 2001. For additional information on reserve-strengthening measures at our U.S. property-casualty insurance subsidiaries, see "-- Property-Casualty Insurance Reserves -- Individual Country Reserves -- Gross Reserves -- United States."

     The following table sets forth net loss, expense and combined ratio information for our property-casualty operations by geographic region for the years 2002 and 2001:

                                                      YEAR ENDED DECEMBER 31, 2002
                                         -------------------------------------------------------
                                                   REST OF           REST OF   SPECIALTY
                                         GERMANY   EUROPE    NAFTA    WORLD      LINES     TOTAL
                                         -------   -------   -----   -------   ---------   -----
Loss ratio(1)..........................    74.2%     76.8%   94.6%     74.5%      75.9%     78.2%
Expense ratio(2).......................    28.3%     24.6%   32.9%     28.1%      32.5%     27.5%
                                          -----     -----    -----    -----      -----     -----
Combined ratio.........................   102.5%    101.4%   127.5%   102.6%     108.4%    105.7%

                                                      YEAR ENDED DECEMBER 31, 2001
                                         -------------------------------------------------------
                                                   REST OF           REST OF   SPECIALTY
                                         GERMANY   EUROPE    NAFTA    WORLD      LINES     TOTAL
                                         -------   -------   -----   -------   ---------   -----
Loss ratio(1)..........................    76.2%     80.3%   99.9%     72.8%      66.5%     81.1%
Expense ratio(2).......................    26.8%     26.2%   29.2%     32.9%      39.5%     27.7%
                                          -----     -----    -----    -----      -----     -----
Combined ratio.........................   103.0%    106.5%   129.1%   105.7%     106.0%    108.8%

---------------

(1) Represents ratio of total loss and loss adjustment expenses to net earned premium.

(2) Represents ratio of net underwriting costs to net earned premium.

     The overall decrease in the Group combined ratio to 105.7% in 2002 from 108.8% in 2001 reflects the decrease in the Group's loss ratio to 78.2% in 2002 from 81.1% in 2001. The Group loss ratio was affected primarily by improved loss ratios in the Group's reinsurance operations at Allianz AG and in many of the Group's major markets, reflecting rate increases, particularly in our automobile lines, and decreased claim frequency. These improvements were offset in part by increased net claims related to severe flooding in Germany and Central and Eastern Europe in July and August 2002 and a series of other storms, asbestos and environmental reserve-strengthening measures at Fireman's Fund and increased net claims in our credit insurance. Excluding the effect of the flooding-related claims and the asbestos and environmental reserve-strengthening measures in 2002 and the effects of the September 11, 2001 terrorist attack in 2001, the Group loss ratio would have decreased to 74.2% in 2002 from 76.7% in 2001. The Group expense ratio was largely unchanged at 27.5% in 2002 compared to 27.7% in 2001. Increased expenses relating to the development of the distribution capacity in Germany were offset by increased operating efficiencies at other Group companies.

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses consist primarily of changes in deferred acquisition costs, administrative expenses, and net underwriting costs. Net underwriting costs of E10,015 million in 2002 increased E472 million, or 4.9%, over 2001 levels of E9,543 million, which slightly exceeded our property-casualty premium growth rate of 2.7% due primarily to reduced commission income from reinsurance business ceded, reflecting higher overall retention levels. The increased expenses were offset in part by increased operating efficiencies at Group companies and cost reduction measures.

     Net Income. Net income from property-casualty insurance operations in 2002 increased by E4,843 million, or 204.9%, to E7,207 million in 2002 compared with E2,364 million in 2001. The increase was due primarily to investment-related items, including realized gains of E1,886 million from open market sales of Munich Re shares, approximately E1,100 million from open market sales of Vodafone AG shares and E713 million on the sale of a real estate subsidiary in Italy, as well as realized gains from the sale of other shareholdings in the Group's German equity portfolio. The segment also recorded significant income from intercompany transactions, including realized gains of E3,332 million from the transfer of Munich Re shares from Allianz AG to Dresdner Bank, dividend income of E382 million from Dresdner Bank and E224 million from the sale of Vereinte Lebensversicherung AG from Vereinte Versicherung AG to Allianz Lebensversicherungs-AG (or Allianz Leben). The gains on these intercompany transactions were eliminated at the Group level. These increases were offset in part by realized losses of E1,536 million and net investment writedowns of E1,737 million, reflecting weakness in the capital markets. Excluding these investment related items, net income from property-casualty operations in 2002 reflected significantly increased net insurance benefits, including primarily E762 million relating to asbestos and environmental reserve-strengthening measures at Fireman's Fund and E710 million in net claims relating to severe flooding in Germany and Central and Eastern Europe in July and August 2002, offset in part by the increase in net insurance premiums attributable to rate increases in most of our major markets.

     Amortization of goodwill was E370 million in 2002, an increase of E21 million, or 6.0%, from E349 million in 2001, largely as a result of the amortization of goodwill associated with our acquisition of additional shareholdings in Frankfurter Versicherungs-AG and Bayerische Versicherungsbank AG in June 2002. See "Major Shareholders and Related Party Transactions -- Related Party Transactions -- Transactions with Munich Re." Minority interests in earnings increased to E816 million in 2002 from E746 million in 2001.

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

     Trading Income. Trading income from property-casualty operations increased by E1,461 million, to E1,451 million in 2001 from a loss of E10 million in 2000, due primarily to gains on derivative financial instruments for which hedge accounting is not applied. These derivative financial instruments include embedded derivatives in exchangeable bonds issues and forward contracts that are used to hedge investments but do not qualify for hedge accounting. We issued two series of bonds in 2001 that were exchangeable in accordance with their terms into equity securities of other publicly traded companies in order to reduce our long-term shareholdings in those issuers. We entered into short forward contracts on shares of HypoVereinsbank in connection with our acquisition of Dresdner Bank in 2001. See "Related Parties -- Transactions with Munich
Re -- Agreement in Principle."

     In 2001, we had outstanding four exchangeable bonds with a total notional amount of E5,777 million, which contained embedded short options on equity securities and equity indices that were required to be separated from the host debt instrument because the risks of the embedded derivatives were not clearly and closely related to that of the host instrument. In 2001, we recorded a market value gain of E880 million related to these embedded derivatives as a result of the decline in the market value of the underlying shares and indices covered by the short options. We also recorded market value gains of E571 million in 2001 on derivative financial instruments for which hedge accounting was not applied. These gains were primarily the result of market value gains on short forward contracts on equity securities of HypoVereinsbank due to declines in the market value of the underlying shares.

     The significant increase in trading income in 2001 compared with 2000 was primarily attributable to the fact that many of these derivative transactions were new in 2001. In addition, embedded derivatives in exchangeable bonds issued prior to 2001 were separated from their host contracts for the first time in 2001 upon the implementation of IAS 39 and SFAS 133 as of January 1, 2001. For additional information, see Note 28 to our consolidated financial statements.

     Insurance Benefits (Net). Net insurance benefits for our worldwide property-casualty business increased by E2,787 million, or 11.0%, to E28,200 million in 2001 from E25,413 million in 2000. A significant portion of the increase was attributable to the September 11, 2001 terrorist attack in the United States, which negatively impacted net claims in the property-casualty lines by approximately E1.5 billion in 2001, primarily in the United States, and to a lesser extent, in our reinsurance operations in Germany and other countries. The remainder of the increase in net insurance benefits related to increased premium volume.

     The following table sets forth net loss, expense and combined ratio information for our property-casualty operations by geographic region for the years 2001 and 2000:

                                              YEAR ENDED DECEMBER 31, 2001
                                 -------------------------------------------------------
                                           REST OF           REST OF   SPECIALTY
                                 GERMANY   EUROPE    NAFTA    WORLD      LINES     TOTAL
                                 -------   -------   -----   -------   ---------   -----
Loss ratio(1)..................    76.2%     80.3%   99.9%     72.8%      66.5%     81.1%
Expense ratio(2)...............    26.8%     26.2%   29.2%     32.9%      39.5%     27.7%
                                  -----     -----    -----    -----      -----     -----
Combined ratio.................   103.0%    106.5%   129.1%   105.7%     106.0%    108.8%

                                              YEAR ENDED DECEMBER 31, 2000
                                 -------------------------------------------------------
                                           REST OF           REST OF   SPECIALTY
                                 GERMANY   EUROPE    NAFTA    WORLD      LINES     TOTAL
                                 -------   -------   -----   -------   ---------   -----
Loss ratio(1)..................   73.5%      80.8%   87.9%     75.5%     53.1%      77.9%
Expense ratio(2)...............   24.2%      27.1%   29.6%     30.0%     36.3%      27.0%
                                  ----      -----    -----    -----      ----      -----
Combined ratio.................   97.7%     107.9%   117.5%   105.5%     89.4%     104.9%

---------------

(1) Represents ratio of total loss and loss adjustment expenses to net earned premium.

(2) Represents ratio of net underwriting costs to net earned premium.

     The overall increase in the Group combined ratio to 108.8% in 2001 from 104.9% in 2000 reflects deteriorating loss ratios in the NAFTA zone, Germany and our specialty lines, primarily due to increased net claims as a result of the September 11, 2001 terrorist attack and, in the case of specialty lines, unfavorable economic conditions, offset in part by improved loss ratios in Rest of Europe and Rest of World. Excluding the effect of the claims relating to the September 11, 2001 terrorist attack in the United States, the combined ratio would have decreased slightly to 104.4% in 2001 from 104.9% in 2000. The Group expense ratio worsened slightly to 27.7% in 2001 from 27.0% in 2000, due primarily to expenses incurred in our German property-casualty operations and at Allianz AG, the results of which are included in our property-casualty segment, in connection with the build-out of our information technology systems and marketing and sales force development. Also contributing to the increased expense ratio were expenses incurred at Allianz AG relating to the integration of Dresdner Bank.

     Acquisition Costs and Administrative Expenses. Net underwriting costs of E9,543 million in 2001 increased E995 million, or 11.6%, over 2000 levels of E8,548 million, which slightly exceeded our property-casualty premium growth rate of 9.8% due primarily to expenses incurred in connection with information technology, marketing and sales force development.

     Net Income. Net income from property-casualty insurance operations in 2001 decreased by E898 million, or 27.5%, to E2,364 million in 2001 compared with E3,262 million in 2000. The decrease was driven primarily by the special adjustment to income taxes, which benefited our results in 2000, increased net claims resulting from the September 11, 2001 terrorist attack and reduced investment results, reflecting weakness in the capital markets. These were offset in part by a tax benefit resulting from a substantial amount of tax losses attributable primarily to claims related to the September 11, 2001 terrorist attack in the United States, together with a significant amount of tax-exempt realized gains on investments resulting in large part from forward sales and other transactions that were entered into in 2001 but concluded in 2002.

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

PROPERTY-CASUALTY LOSS RESERVES

     We establish loss reserves in our property-casualty business to cover our future payment obligations under insurance claims where either the amount of benefits to be paid or the date when payments are to be made is not yet fixed. The reserve is calculated using recognized actuarial methods to arrive at an estimated amount necessary to settle claims in full. For additional information on our property-casualty loss reserves, including discussion of our reserves by individual country on a local statutory accounting basis, see "-- Property-Casualty Loss Reserves." See also Note 16 to our consolidated financial statements.

     In 2002, our gross consolidated IFRS loss reserves decreased by E1,822 million, or 2.9%, to E59,564 million compared to E61,476 million in 2001, reflecting primarily a decrease from the high levels of 2001 that resulted from the terrorist attack of September 11, 2001. The decrease in 2002 was offset in part primarily by asbestos and environmental reserve-strengthening measures in our U.S. operations, as well as smaller reserve increases in France and Italy. In the United States, we recorded a net increase of E762 million relating to asbestos and environmental exposures at our U.S. subsidiary Fireman's Fund for accident years 1987 and prior. We recorded this increase in September 2002 following completion of a study by external and internal actuaries of Fireman's Funds asbestos and environmental liabilities, which reflected deteriorating industry-wide loss trends. See "-- Property-Casualty Loss Reserves -- Individual Country Reserves -- Gross Reserves -- United States." Following the re-evaluation of certain lines of business in 2002, we also increased reserves relating to liability and workers' compensation at Fireman's Fund for accident years 2000 and 1999. In addition, we increased general liability reserves by E921 million at Allianz Insurance Co. for accident years 1997 to 2001 as a result of an actuarial analysis and more conservative re-underwriting in 2002, and property reserves at Allianz Insurance Co. by E184 million due to additional provisions relating to the terrorist attack of September 11, 2001. These increases were offset in part by favorable developments in commercial multi-peril and surety reserves at Fireman's Fund for the accident year 2000. In France, we increased gross loss reserves by E360 million in 2002, reflecting adverse reserve development in AGF's motor liability (E185 million), general liability (E105 million) and property (E50 million) lines, offset by favorable development at EULER & HERMES and Allianz Marine & Aviation. In Italy, we strengthened reserves in 2002 relating to motor liability and general liability at RAS Group.

     In 2001, our gross loss reserves increased by E7,429 million, or 13.7%, to E61,476 million compared to E54,047 million in 2000, primarily as a result of the terrorist attack of September 11, 2001. On a consolidated Group basis, the terrorist attack of September 11, 2001 resulted in net claims of approximately E1.5 billion. In the United States, we increased gross reserves by E3,591 million in 2001, substantially all of which related to exposures at Allianz Insurance Co. resulting from the terrorist attack of September 11, 2001. We also increased reserves in Germany, the majority of which was attributable to reinsurance underwritten by Allianz AG, and the United Kingdom at Allianz Cornhill, in both cases for exposures resulting from the terrorist attack of September 11, 2001. In Italy, in 2001, we strengthened reserves relating to motor liability and general liability at RAS Group for several accident years, reflecting primarily a market-wide increase in personal injuries and average cost of claims in the motor liability line and an increase in late-reported claims in the general liability line.

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

                                                   YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------
                                    2002                    2001                    2000
                            ---------------------   ---------------------   ---------------------
                             GROSS                   GROSS                   GROSS
                            PREMIUMS                PREMIUMS                PREMIUMS
                            WRITTEN    NET INCOME   WRITTEN    NET INCOME   WRITTEN    NET INCOME
                            --------   ----------   --------   ----------   --------   ----------
                                                       (E IN MILLIONS)
Germany(1)................   12,314       9,235      12,644       3,773      11,948      3,320
Rest of Europe(1).........   20,494       1,932      19,606         848      17,302      1,285
NAFTA.....................    5,992        (933)      6,822      (1,030)      6,300        (86)
Rest of World.............    2,428          38       2,401          39       1,886          5
Specialty Lines(1)........    4,948        (199)      2,321          94       2,267        227
Consolidation
  adjustments.............   (2,882)     (1,680)     (1,657)       (265)     (1,321)      (570)
                             ------      ------      ------      ------      ------      -----
  Subtotal................   43,294       8,393      42,137       3,459      38,382      4,181
Amortization of
  goodwill................       --        (370)         --        (349)         --       (277)
Minority interests........       --        (816)         --        (746)         --       (642)
                             ------      ------      ------      ------      ------      -----
  Total...................   43,294       7,207      42,137       2,364      38,382      3,262
                             ======      ======      ======      ======      ======      =====

---------------

(1) Reflects the transfers, effective January 1, 2002, of marine, aviation and industrial transport insurance business and industrial reinsurance business to our marine and aviation and Allianz Global Risks specialty lines, respectively. See "-- Specialty Lines."

                                    GERMANY

DESCRIPTION OF BUSINESS

     Germany is the world's third-largest property-casualty insurance market, based on gross premiums written in 2002. We were the largest provider of property-casualty insurance in Germany, with an estimated market share of 18.3%, as measured by gross premiums written in 2002. Germany is our most important single market for property-casualty insurance. As a percentage of our total property-casualty gross premiums written worldwide, Germany accounted for 26.7% in 2002, 28.9% in 2001, and 30.1% in 2000. This decrease in percentage primarily reflects the increased levels of gross premiums written from our operations in countries other than Germany.

     We conduct our property-casualty insurance operations in Germany primarily through the Sachversicherungsgruppe Deutschland (or the German Property-Casualty Group), which handles most of our lines of property-casualty insurance in Germany, other than credit insurance and marine and aviation insurance. Allianz AG, the parent company of the Group, acts as the reinsurer for most of the Group's German property-casualty operations and for other Group companies, other than credit and industrial reinsurance. In addition, Allianz AG underwrites a relatively small amount of reinsurance with customers outside of the Group. The Group's industrial reinsurance needs are largely handled by Allianz Global Risks. See "-- Specialty Lines -- Allianz Global Risks Ruckversicherungs-AG."

GERMAN PROPERTY-CASUALTY GROUP

     The German Property-Casualty Group comprises a number of different operating entities, some of which offer a full range of property-casualty lines and others of which provide specialized coverage:

     - Allianz Versicherungs-AG (or Allianz Versicherung), which is the German Property-Casualty Group's primary full-line property-casualty insurer;

     - Frankfurter Versicherungs-AG, a full-line property-casualty insurer based in Frankfurt;

     - Bayerische Versicherungsbank AG, a full-line property-casualty insurer based in Munich;

     - Kraft Versicherungs-AG, a specialist provider of predominantly automobile insurance; and

     - Vereinte Spezial Versicherung AG, primarily a specialist provider of automobile insurance.

     Our interests in some of these subsidiaries were substantially restructured pursuant to our letter of intent with Munich Re. See "Major Shareholders and Related Party Transactions." In addition, effective January 1, 2002, we transferred our marine, aviation and industrial transport insurance business in Germany to our marine and aviation specialty line (see "-- Specialty
Lines -- Marine & Aviation"). In November 2002, we merged our former property-casualty subsidiaries Vereinte Versicherung AG and Vereinte Rechtsschutzversicherung-AG into Allianz Versicherung, with retroactive effect to January 1, 2002. In 2003, we intend to merge Kraft Versicherungs-AG into Vereinte Spezial Versicherung AG, with retroactive effect to January 1, 2003.

PRODUCTS

     The operating companies that make up the German Property-Casualty Group together offer a comprehensive range of property-casualty insurance products and related services to customers primarily in Germany. The German Property-Casualty Group's principal product lines are automobile liability and other automobile insurance, fire and property insurance, personal accident insurance, liability insurance and legal expense insurance.

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

     In all of our German business lines, policy persistency is an important factor in our profitability. Accordingly, we seek to ensure that our policyholders maintain their policies in force with us for long periods of time. Based on German industry statistics, we believe that our persistency rates are generally higher than those of most other German companies. In the property-casualty area, we have found that customers with multiple policies with us generally keep their policies in force for longer periods of time. Accordingly, the German Property-Casualty Group provides its customers with substantial discounts to the extent they hold multiple Allianz insurance policies. We estimate that currently more than 50% of the German Property-Casualty Group's German personal lines customers have more than one Allianz policy in force.

     While our insurance operations in Germany generally operate on a decentralized basis through separate operating entities, many of our products in Germany are distributed through common or overlapping distribution systems. The importance of these distribution channels varies by type of business. For the German Property-Casualty Group's personal and commercial lines, the network of full-time tied agents is our most important distribution channel. For industrial lines, the brokerage channel predominates. In connection with our acquisition of Dresdner Bank in 2001, we have placed approximately 960 insurance specialists to sell both life insurance products and property-casualty insurance products at Dresdner Bank branches throughout Germany at December 31, 2002. The relative importance of each of these distribution channels also varies by region and by product mix.

     The following sets forth certain key data concerning our German insurance distribution systems as they related to property-casualty insurance at and for the year ended December 31, 2002:

                                                                               % OF 2002
                                                                           PROPERTY-CASUALTY
                                                              NUMBER(1)        PREMIUMS
                                                              ---------    -----------------
Full-time tied agents.......................................   11,656             65.5
Part-time tied agents.......................................   43,076              6.5
Brokers.....................................................    7,601             14.1
Banks.......................................................    2,224(2)           3.1
Other(3)....................................................       --             10.8
                                                                                 -----
  Total.....................................................       --            100.0
                                                                                 =====

---------------

(1) Represents the total number in Germany for all Allianz Group segments.

(2) Represents the number of German branches at Dresdner Bank (811), and at unaffiliated banks, comprising Volks-und Raiffeisenbanken (1,406) and Industrie Kredit-Bank (7), with which we have distribution agreements covering our property-casualty and life/health insurance products.

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

ALLIANZ AG

     Allianz AG, the parent company of the Group, acts as the reinsurer for most of our German property-casualty operations and for other Group companies, other than credit insurance and international industrial reinsurance. In addition, Allianz AG assumes a relatively small amount of reinsurance from non-Group companies. Each subsidiary is able to place reinsurance directly with reinsurers other than Allianz AG, but Allianz AG has a preferred partnership with respect to reinsurance cessions of its subsidiaries based on ordinary market terms and conditions. For the years ended December 31, 2002, 2001 and 2000, Allianz AG assumed 39.4%, 41.5% and 41.8%, respectively, of all reinsurance ceded by Group companies.

     While the Group remains liable as a primary insurer notwithstanding the ceding of reinsurance to third parties, our evaluation criteria, which include the claims-paying and debt ratings, capital and surplus levels, and marketplace reputation of our reinsurers, are such that we believe any risks of collectibility to which we are exposed are not significant, and historically Group companies have not experienced difficulty in collecting from their reinsurers. Munich Re is our primary outside reinsurer. For the fiscal years ended December 31, 2002, 2001 and 2000, Munich Re Group assumed E2,300 million, E2,400 million and E2,300 million in reinsurance premiums from us, representing 31.3%, 30.6% and 30.2%, respectively, of our total reinsurance premiums ceded. See Note 11 to the consolidated financial statements.

     The following table sets forth premiums ceded by Allianz Group to Munich Re Group and other reinsurers for the years indicated:

                                                         YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------
                                                  2002            2001            2000
                                              -------------   -------------   -------------
                                                E       %       E       %       E       %
                                                             (E IN MILLIONS)
Premiums ceded..............................  2,300    31.3   2,400    30.6   2,300    30.2
Other.......................................  5,057    68.7   5,438    69.4   5,327    69.8
                                              -----   -----   -----   -----   -----   -----
  Total.....................................  7,357   100.0   7,838   100.0   7,627   100.0
                                              =====   =====   =====   =====   =====   =====

     Allianz AG acts as the primary reinsurer of our German property-casualty subsidiaries, other than our credit insurance subsidiary, EULER & HERMES, and our industrial reinsurance unit, Allianz Global Risks, for which Munich Re is the primary reinsurer. We bundled all of our reinsurance activities for our industrial lines in Allianz Global Risks effective January 1, 2002. See
"-- Specialty Lines -- Allianz Global Risks Ruckversicherungs-AG." In the life/health area, Allianz AG and Munich Re each assume 50% of the reinsurance ceded by Allianz Lebensversicherungs-AG, the main operating company for our German life insurance operations. Outside of Germany, Allianz AG acts as a reinsurer of Group subsidiaries, with a preferred partnership on all business ceded, and provides centralized advice to subsidiaries on structuring their own reinsurance programs, establishing lists of permitted reinsurers, and monitoring aggregate exposures to catastrophes and other events.

     The following table sets forth the reinsurance assumed by Allianz AG by gross premiums written for the years shown:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2002     2001     2000
                                                              ------   ------   ------
                                                                  (E IN MILLIONS)
From German Property-Casualty Group subsidiaries............  3,028    3,024    3,176
From German life/health subsidiaries........................    638      539      567
From EULER & HERMES(1)......................................    155      107      107
From non-German subsidiaries................................  1,190    1,170      907
                                                              -----    -----    -----
     Subtotal...............................................  5,011    4,840    4,757
From non-Group companies....................................    589      847      830
                                                              -----    -----    -----
     Total..................................................  5,600    5,687    5,587
                                                              =====    =====    =====

---------------

(1) Reflects the consolidation of our former French subsidiary, EULER, and our former German subsidiary, HERMES, into a new corporate entity EULER & HERMES in July 2002.

     Allianz AG writes a limited amount of third-party reinsurance, with premiums totaling E589 million in 2002, E847 million in 2001 and E830 million in 2000. Other than Munich Re Group, which represented E240 million, E511 million and E606 million, or 40.7%, 60.3% and 73.0%, of Allianz AG's third-party assumed reinsurance in 2002, 2001 and 2000, respectively, no single third party accounted for any significant amount of reinsurance assumed in such years. See "Major Shareholders and Related Party Transactions."

RESULTS OF OPERATIONS

     The following table shows key financial data for our German property-casualty operations. Gross premiums written by operating company are presented before consolidation adjustments representing the elimination of transactions between Group companies in different countries and different segments. Net income by operating company is presented before those consolidation adjustments, amortization of goodwill and minority interests.

                     GERMANY -- PROPERTY-CASUALTY: KEY DATA

                                                      YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------
                                           2002                2001                2000
                                     -----------------   -----------------   -----------------
                                      GROSS               GROSS               GROSS
                                     PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                     WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                     --------   ------   --------   ------   --------   ------
                                                          (E IN MILLIONS)
German Property-Casualty Group.....    9,782     1,883    10,075    1,660      9,576    1,377
Allianz AG.........................    5,600     9,513(1)   5,687   2,516      5,587    2,293
Consolidation items................   (3,068)   (2,161)   (3,118)    (403)    (3,215)    (350)
                                      ------    ------    ------    -----     ------    -----
  Total............................   12,314     9,235    12,644    3,773     11,948    3,320
                                      ======    ======    ======    =====     ======    =====

---------------

(1) Includes significant investment related results. See "-- Property-Casualty Insurance Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Net Income."

     The following table shows the composition of the German Property-Casualty Group's gross premiums written by product line for each of the years shown:

 GERMAN PROPERTY-CASUALTY GROUP: GROSS PREMIUMS WRITTEN BY LINE OF BUSINESS(1)

                                                         YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------
                                                  2002            2001            2000
                                              -------------   -------------   -------------
                                                E       %       E       %       E       %
                                                             (E IN MILLIONS)
Automobile liability........................  2,376    24.7   2,330    23.9   2,229    23.8
Fire and property(2)........................  1,528    15.9   1,514    15.5   1,454    15.5
Other automobile............................  1,481    15.4   1,468    15.0   1,394    14.9
Personal accident...........................  1,440    14.9   1,401    14.4   1,385    14.8
Liability(3)................................  1,209    12.6   1,293    13.3   1,243    13.3
Legal Expense...............................    384     3.9     382     3.9     379     4.0
Transport and aviation(4)...................     70     0.7     259     2.7     229     2.4
Other(5)....................................  1,148    11.9   1,102    11.3   1,051    11.3
                                              -----   -----   -----   -----   -----   -----
  Total.....................................  9,636   100.0   9,749   100.0   9,364   100.0
                                              =====   =====   =====   =====   =====   =====

---------------

(1) Does not reflect business assumed through reinsurance operations in the amount of E146 million in 2002, of E326 million in 2001 and of E212 million in 2000.

(2) Includes fire, household goods, building and other property insurance.

(3) Excludes aviation liability insurance in 2002 due to the transfer of our aviation insurance activities into our specialty line, Marine & Aviation (see "-- Specialty Lines -- Marine & Aviation").

(4) Includes only commercial transport insurance in 2002 due to the transfer of our industrial transport and aviation insurance activities into our specialty line, Marine & Aviation (see "-- Specialty Lines -- Marine & Aviation").

(5) Includes multi-line policies with individual customers in the former German Democratic Republic that were acquired through the acquisition of Deutsche Versicherungs-AG, as well as commercial multi-line property insurance.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. Property-casualty gross premiums written in 2002 were E12,314 million, a decrease of E330 million, or 2.6%, from 2001 levels of E12,644 million, reflecting primarily the transfers effective January 1, 2002 of our marine, aviation and industrial transport business into Allianz Marine & Aviation, our separately reporting marine and aviation specialty line (see
"-- Specialty Lines -- Marine & Aviation") and of our international industrial reinsurance activities from Allianz AG to Allianz Global Risks, our separately reporting international industrial reinsurance specialty line (see "-- Specialty Lines -- Allianz Global Risks Ruckversicherungs-AG"). This decrease was offset in part by increases in gross premiums written in our automobile and other lines due to rate increases.

     Automobile liability and other automobile gross premiums written in Germany increased by E59 million, or 1.6%, to E3,857 in 2002 from E3,798 million in 2001, due primarily to rate increases, offset in part by a more selective underwriting policy. The number of vehicles insured decreased slightly to 8.97 million in 2002 from 9.17 million in 2001. Fire and property gross premiums written in Germany increased by E14 million, or 0.9%, to E1,528 million in 2002 from E1,514 million in 2001, primarily as a result of increases in residential fire insurance and other property insurance. Personal accident gross premiums written increased by E39 million, or 2.8%, to E1,440 million in 2002 from E1,401 million in 2001, due primarily to continuing increases in new business. Liability gross premiums written decreased by E84 million, or 6.5%, to E1,209 million in 2002 from E1,293 million in 2001, reflecting primarily the transfer of our aviation liability business to our marine and aviation specialty line (see "-- Specialty Lines -- Marine & Aviation"), continued strong competition in commercial liability lines and portfolio cleansing measures in our large industrial and corporate lines. Reinsurance assumed by the German Property-Casualty Group decreased by E180 million, or 55.2%, to E146 million in 2002 from E326 million in 2001, reflecting primarily the transfer of our marine, aviation and industrial transport business into our marine and aviation specialty line. Premiums in our other lines of insurance showed slight increases from 2001 levels.

     Reinsurance assumed by Allianz AG decreased by E87 million, or 1.5%, to E5,600 million in 2002 from E5,687 million in 2001, reflecting primarily the transfer effective January 1, 2002 of our international industrial reinsurance activities from Allianz AG into Allianz Global Risks, a decrease in reinsurance assumed from Munich Re Group related to the restructuring of the respective shareholdings of Allianz AG and Munich Re in certain jointly owned subsidiaries and affiliates in 2002 and a market-wide shift from proportional to non-proportional reinsurance coverage. See "Major Shareholders and Related Party Transactions -- Related Party Transactions -- Transactions with Munich
Re -- Letter of Intent." The decrease was offset in part by strong rate increases in almost all lines of business and increased gross premiums written from expanded reinsurance relationships, predominantly with Allianz Group companies outside of Germany.

     Net Income. In Germany, property-casualty net income increased by E5,462 million, or 144.8%, to E9,235 million in 2002 from E3,773 million in 2001. The increase was due primarily to increased investment results, including realized gains of E1,886 million from open market sales of Munich Re shares and approximately E1,100 million from open market sales of Vodafone AG shares, as well as realized gains from the sale of other shareholdings in the Group's German equity portfolio. We also recorded significant income from intercompany transactions, including realized gains of E3,332 million from the transfer of Munich Re shares from Allianz AG to Dresdner Bank, dividend income of E382 million from Dresdner Bank and E224 million from the sale of Vereinte Lebensversicherung AG from Vereinte Versicherung AG to Allianz Leben. The gains on these intercompany transactions were eliminated at the Group level. Total net insurance benefits in Germany decreased by E125 million, or 1.6%, to E7,980 million in 2002 from E8,105 million in 2001, due primarily to the transfers effective January 1, 2002 of our international industrial reinsurance and marine, aviation and industrial transport activities into our international industrial reinsurance and marine and aviation specialty lines, respectively. The decrease in net insurance benefits in Germany in 2002 also reflected decreased reinsurance claims at Allianz AG in comparison to the high level of net insurance benefits in 2001, which reflected claims from the terrorist attack of September 11, 2001. The decrease was partially offset by a substantial increase in natural catastrophe claims, including approximately E490 million in net claims related to flooding in Germany and Central and Eastern Europe in July and August 2002, as well as additional net claims related to Hurricane Isidore in Mexico in September 2002 (E25 million) and the windstorm "Jeanett" in Western Europe in October 2002 (E134 million). The loss ratio decreased to 74.2% in 2002 from 76.2% in 2001, reflecting primarily the decrease in claims in comparison to 2001 and the transfers of our industrial reinsurance and marine, aviation and transport activities into our industrial reinsurance and marine and aviation specialty lines, respectively. The expense ratio increased to 28.3% in 2002 from 26.8% in 2001, due primarily to increased personnel costs relating to employee pensions and expenses incurred in connection with the build-out and integration of distribution capacities of Allianz and Dresdner Bank.

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

                                 REST OF EUROPE

DESCRIPTION OF BUSINESS

     The Rest of Europe is, in the aggregate, our largest market for property-casualty insurance. As a percentage of our total property-casualty gross premiums written worldwide, the Rest of Europe accounted for 44.4% in 2002, 44.8% in 2001 and 43.6% 2000.

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

     France. We conduct our property-casualty insurance operations in France through the AGF Group. The AGF Group is the third-largest property-casualty insurance provider in France, with an estimated market share of 11.4%, as measured by gross premiums written in 2002. The primary property-casualty insurance products which we offer in France are automobile, personal property, commercial, fire and injury insurance. As of December 31, 2002, we held 58.9% of the share capital of AGF (or 64.2% after deduction of own shares held by AGF), with the remainder being publicly traded in France. We distribute our property-casualty products and services in France primarily through a network of general agents and brokers. We also utilize specialized employee sales staff and bancassurance and other direct sales channels.

     Italy. We conduct our property-casualty insurance operations in Italy primarily through the RAS Group and Lloyd Adriatico, which we refer to together with our other Italian subsidiaries as our "Italian Subsidiaries." Taken together, the Italian Subsidiaries are the third-largest property-casualty insurer in the Italian market, with an estimated combined market share of 15.2%, as measured by gross premiums written in 2002. Lloyd Adriatico operates in all property-casualty lines, having developed a particular expertise in automobile insurance, while RAS Group underwrites primarily automobile insurance together with various other types of property-casualty insurance for both personal and commercial business throughout Italy. As of December 31, 2002, we held 51.7% of the voting rights of RAS Group, with the remainder being publicly traded in Italy, and 99.7% of the share capital of Lloyd Adriatico. As a result of a share buyback and other excess capital reduction measures at RAS Group that were completed in February 2003, our holding in the voting rights of RAS Group was increased to 55.5% as of February 17, 2003. The Italian Subsidiaries distribute our property-casualty products and services primarily through an extensive network of general agents, brokers and through Internet and telephone-based direct sales channels.

     United Kingdom. We were the sixth-largest provider of property-casualty insurance in the United Kingdom, with an estimated market share of 4.7%, as measured by gross premiums written in 2002. We operate our property-casualty insurance business in the United Kingdom primarily through our wholly owned subsidiary Allianz Cornhill Insurance plc (or Allianz Cornhill), formerly known as Cornhill Insurance Public Limited Company. The primary property-casualty insurance products that Allianz Cornhill offers in the United Kingdom are generally similar to those offered by the German Property-Casualty Group in Germany. In addition, we sell a number of specialty products in the United Kingdom, including extended warranty and pet insurance. We distribute our property-casualty products and services in the United Kingdom through a range of distribution channels, including brokers and various product specific distribution channels, including affinity groups and other targeted direct marketing.

     Switzerland. We were the third-largest provider of property-casualty insurance in Switzerland, with an estimated market share of 8.3%, as measured by gross premiums written in 2002, not including travel insurance. We conduct our property-casualty insurance operations in Switzerland primarily through the Allianz Suisse Versicherungsgesellschaft, comprising the former ELVIA Versicherungs-AG group of companies, the Berner Versicherungs-Group and Allianz Versicherung (Schweiz) AG, which were merged into Allianz Suisse Versicherungsgesellschaft. Together with AGF Phenix, we refer to these companies as our "Swiss Subsidiaries." The Swiss Subsidiaries handle our lines of property-casualty insurance in Switzerland other than travel insurance. In addition, our wholly owned subsidiary Allianz Risk Transfer (or ART) sells conventional reinsurance as well as a variety of alternative risk transfer products for corporate customers worldwide. Our travel insurance subsidiary Mondial Assistance Group operates and is managed on a global basis and is discussed separately (see "-- Specialty Lines"). The Swiss Subsidiaries and ART distribute our products and services through a wide range of tied and general agents, and also through brokers, bancassurance and other direct channels.

     Spain. We were the second-largest provider of property-casualty insurance in Spain, with an estimated market share of 6.8%, as measured by gross premiums written in 2002. We serve the Spanish property-casualty insurance market through Allianz Compania de Seguros (Allianz Spain) and the two former AGF companies Union y Fenix and Athena Seguros. Allianz Spain has headquarters in Madrid and Barcelona, with regional offices throughout the country. Allianz Spain offers a wide variety of traditional personal and commercial property-casualty insurance products, with an emphasis on automobile insurance. Allianz Spain distributes its products through agents, brokers and direct distribution channels.

     Netherlands. Our most important subsidiaries in the Netherlands are Royal Nederland Verzekeringsgroep and Zwolsche Algemeene Holding. Our most important products are automobile and fire insurance. Our Netherlands subsidiaries distribute their products through independent agents and brokers.

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

     Other. In addition, we have property-casualty insurance operations in Hungary, Portugal, Luxembourg, Greece, the Czech Republic, Poland, Croatia and Bulgaria. We are also represented in the Slovak Republic, Romania and Russia, and are among the top five insurers in many of these markets. The primary products sold in these countries are mandatory third-party liability coverages and related additional coverage. We expect further increases in property-casualty gross premiums written as we work to build up our sales organization and exploit other synergies in our insurance operations in the rest of Europe.

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

                 REST OF EUROPE -- PROPERTY-CASUALTY: KEY DATA

                                                      YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------
                                           2002                2001                2000
                                     -----------------   -----------------   -----------------
                                      GROSS               GROSS               GROSS
                                     PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                     WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                     --------   ------   --------   ------   --------   ------
                                                          (E IN MILLIONS)
France(1)..........................    4,941      383      5,392       31      4,745      451
Italy..............................    4,939      907      4,585      487      4,264      258
United Kingdom.....................    2,711      256      2,507       94      2,108       49
Switzerland........................    1,747       64      1,750      155      1,650      249
Spain..............................    1,490       62      1,278       32      1,073       69
Netherlands........................    1,023      285        873      284        557      438
Austria............................      852      (33)       844       16        831      (50)
Ireland............................      860      170        738       (4)       563       19
Belgium............................      362      (57)       391        8        393      (37)
Other..............................    1,739       68      1,410       98      1,284      118
Consolidation adjustments..........     (170)    (173)      (162)    (353)      (166)    (279)
                                      ------    -----     ------     ----     ------    -----
  Total............................   20,494    1,932     19,606      848     17,302    1,285
                                      ======    =====     ======     ====     ======    =====

---------------

(1) Reflects the transfer, effective January 1, 2002 of our French marine, aviation and industrial transport business to our marine and aviation specialty line. See "-- Specialty Lines -- Marine & Aviation."

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. In Rest of Europe, property-casualty gross premiums written increased by E888 million, or 4.5%, to E20,494 million in 2002 from E19,606 million in 2001. This increase reflected growth in gross premiums written in most of our primary property-casualty markets in Rest of Europe, especially Italy, Spain and the United Kingdom, due primarily to rate increases in a number of lines.

     Net Income. Property-casualty net income in Rest of Europe increased by E1,084 million, or 127.8%, to E1,932 million in 2002 from E848 million in 2001, primarily as a result of realized gains of E713 million on the sale of a real estate subsidiary and E156 million on the intercompany transfer of our property-casualty subsidiary Allianz Irish Life Holdings from Allianz Holdings Ireland to Allianz AG, as well as improved underwriting results in our major Rest of Europe markets. Partially offsetting the increase was a broad decline in investment results due to weakness in the capital markets. Net insurance benefits in Rest of Europe rose by E387 million, or 3.0%, to E13,185 million in 2002 from E12,798 million in 2001, which was less than the 6.2% increase in net premiums earned, which increased to E17,108 million in 2002 from E16,106 million in 2001. The loss ratio in Rest of Europe decreased to 76.8% in 2002 from 80.3% in 2001, reflecting the comparatively smaller increase in net insurance benefits than net premiums earned. The expense ratio decreased to 24.6% in 2002 from 26.2% in 2001.

     The following table sets forth net loss, expense and combined ratio information for our property-casualty operations in the Rest of Europe by geographic area for the years 2002 and 2001:

                                                    YEAR ENDED DECEMBER 31, 2002
                                   --------------------------------------------------------------
                                                    UNITED
                                   FRANCE   ITALY   KINGDOM   SWITZERLAND   SPAIN   OTHER   TOTAL
                                   ------   -----   -------   -----------   -----   -----   -----
Loss ratio.......................   84.5%   74.8%    68.1%       70.3%      77.0%    77.9%   76.8%
Expense ratio....................   26.4%   22.7%    30.0%       23.8%      20.6%    24.0%   24.6%
                                   -----    ----     ----        ----       ----    -----   -----
Combined ratio...................  110.9%   97.5%    98.0%       94.1%      97.6%   101.9%  101.4%

                                                    YEAR ENDED DECEMBER 31, 2001
                                   --------------------------------------------------------------
                                                    UNITED
                                   FRANCE   ITALY   KINGDOM   SWITZERLAND   SPAIN   OTHER   TOTAL
                                   ------   -----   -------   -----------   -----   -----   -----
Loss ratio.......................   83.0%   76.7%     73.2%       79.1%     78.7%    86.1%   80.3%
Expense ratio....................   29.3%   22.5%     31.0%       26.9%     21.2%    25.7%   26.2%
                                   -----    ----     -----       -----      ----    -----   -----
Combined ratio...................  112.3%   99.2%    104.2%      106.0%     99.9%   111.8%  106.5%

     France. In France, property-casualty gross premiums written decreased by E451 million, or 8.4%, to E4,941 million in 2002 from E5,392 million in 2001, reflecting primarily the transfer of our French marine, aviation and transport business effective January 1, 2002 into Allianz Marine & Aviation, our separately reported specialty line. See "-- Specialty Lines -- Marine & Aviation." This decrease was offset in part by rate increases in all lines of business, particularly in our large industrial business and commercial property and liability lines. In the individual lines, gross premiums written also increased due to rate increases and growth in new business in our automobile insurance line. Our distribution arrangement with Credit Lyonnais Bank continued to contribute to the increase in individual lines.

     Net income increased significantly by E352 million to E383 million in 2002 from E31 million in 2001. The increase resulted primarily from improved underwriting results attributable to a decrease in acquisition costs and administrative expenses, realized gains on investments, as well as a tax benefit. Our loss ratio in France worsened to 84.5% in 2002 from 83.0% in 2001, largely due to strengthening of reserves for prior-year claims. Our expense ratio improved to 26.4% in 2002 from 29.3% in 2001 primarily as a result of streamlining of our information technology operations.

     Italy. In Italy, property-casualty gross premiums written were E4,939 million in 2002, an increase of E354 million, or 7.7%, from E4,585 million in 2001, due primarily to an increase in automobile premiums. Automobile premiums increased by E256 million, or 8.7%, in 2002, reflecting rate increases in the Italian market and an increase in the number of vehicles insured, despite a selective underwriting policy. We saw moderate increases in our other main lines of business, including fire, health and personal accident.

     Net income increased by E420 million, or 86.2%, to E907 million in 2002 from E487 million in 2001, due primarily to increased investment results reflecting a realized gain of E713 million on the sale of a real estate subsidiary, as well as improved underwriting results reflecting lower net claims. The loss ratio decreased to 74.8% in 2002 from 76.7% in 2001, reflecting the overall reduction in claim frequency, particularly in the automobile line, due to a more selective underwriting policy in recent years.

     United Kingdom. In the United Kingdom, property-casualty gross premiums written increased by E204 million, or 8.1%, to E2,711 million in 2002 from E2,507 million in 2001 as a result of increases in almost all of our business lines, but particularly in commercial and industrial business, due primarily to increased rates in the commercial, industrial and automobile insurance lines, reflecting the claims experience of UK insurers generally. The increase was offset in part by the negative effects of exchange rate movements (E34 million).

     Net income increased by E162 million, or 172.3% to E256 million in 2002 from E94 million in 2001, due primarily to improved underwriting results reflecting increased rates and the absence of major claim events in comparison to 2001, which reflected claims from the terrorist attack of September 11, 2001, as well as increased realized gains on investments due to dispositions. Net insurance benefits decreased by E24 million, or 1.8%, to E1,276 million in 2002 from E1,300 million in 2001. The loss ratio improved to 68.1% in 2002 from 73.2% in 2001, reflecting the comparatively greater increase in premiums as well as the absence of major claim events.

     Switzerland. In Switzerland, property-casualty gross premiums written were largely unchanged at E1,747 million in 2002, compared with E1,750 million in 2001, due primarily to decreased premiums in our technical, health and personal accident lines reflecting portfolio cleansing measures, offset in part by increased premiums at ART and in our automobile, property and liability lines as a result of increased rates. Gross premiums written in 2002 reflected a decrease of E46 million attributable to the one-time effect of a change in our method of recording assumed reinsurance premiums. We began recording such premiums on a current-year basis in 2001, with the result that two years' premiums were recorded in 2001, compared to the single-year premiums recorded in 2002. An additional approximately E40 million was attributable to the positive effect of exchange rate movements.

     Net income decreased by E91 million, or 58.7%, to E64 million in 2002 from E155 million in 2001, reflecting primarily investment writedowns and realized losses on investments, particularly equity securities, due to the weakness of the capital markets, offset in part by improved underwriting results. The loss ratio improved to 70.3% in 2002 from 79.1% in 2001 due to more favorable loss experience and portfolio cleansing in our health and accident insurance lines.

     Spain. In Spain, property-casualty gross premiums written increased by E212 million, or 16.6%, to E1,490 million in 2002 from E1,278 million in 2001, as a result of increased sales in all lines of business, particularly automobile lines, where premium income increased by E127 million, or 14.4%. The increased sales resulted from new business in our automobile lines and the ongoing reorganization of our distribution channels to increase productivity and efficiency by expanding our sales agent network and better incentivizing agents.

     Net income increased by E30 million, or 93.8%, to E62 million in 2002 from E32 million in 2001. The increase reflected primarily improved underwriting results and a write-up of a real estate property in Spain, offset in part by decreased investment results. The loss ratio improved to 77.0% in 2002 from 78.7% in 2001, due primarily to increased premium income as a result of rate increases, together with a decrease in claims frequency in the automobile line due to a more selective underwriting policy. The expense ratio also improved to 20.6% in 2002 from 21.2% in 2001, due to proportionately lower underwriting expenses as a result of cost reduction measures.

     Other. Property-casualty gross premiums written in Rest of Europe countries other than France, Italy, Switzerland, the United Kingdom and Spain (which we refer to as Other Rest of Europe) increased by E580 million, or 13.6%, to E4,836 million in 2002 from E4,256 million in 2001, primarily as a result of growth in the Netherlands, Ireland, Hungary and the Slovak Republic. Net income in Other Rest of Europe increased by E31 million, or 7.7%, to E433 million in 2002 from E402 million in 2001, primarily as a result of increased net income in Ireland, due primarily to a realized gain of E156 million on the intercompany transfer of our property-casualty subsidiary Allianz Irish Life Holdings from Allianz Holdings Ireland to Allianz AG, offset in part by decreased net income in Austria and Belgium, due primarily to decreased investment results in Austria and deteriorating underwriting results and decreased investment results in Belgium.

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

     The following table sets forth net loss, expense and combined ratio information for our property-casualty operations in the Rest of Europe by geographic area for the years 2001 and 2000:

                                                   YEAR ENDED DECEMBER 31, 2001
                                  --------------------------------------------------------------
                                                   UNITED
                                  FRANCE   ITALY   KINGDOM   SWITZERLAND   SPAIN   OTHER   TOTAL
                                  ------   -----   -------   -----------   -----   -----   -----
Loss ratio......................   83.0%   76.7%     73.2%       79.1%      78.7%   86.1%   80.3%
Expense ratio...................   29.3%   22.5%     31.0%       26.9%      21.2%   25.7%   26.2%
                                  -----    ----     -----       -----      -----   -----   -----
Combined ratio..................  112.3%   99.2%    104.2%      106.0%      99.9%  111.8%  106.5%

                                                   YEAR ENDED DECEMBER 31, 2000
                                  --------------------------------------------------------------
                                                   UNITED
                                  FRANCE   ITALY   KINGDOM   SWITZERLAND   SPAIN   OTHER   TOTAL
                                  ------   -----   -------   -----------   -----   -----   -----
Loss ratio......................   85.8%   77.8%     82.7%       71.3%      81.1%   82.0%   80.8%
Expense ratio...................   28.3%   21.6%     33.4%       30.9%      23.8%   28.4%   27.1%
                                  -----    ----     -----       -----      -----   -----   -----
Combined ratio..................  114.1%   99.4%    116.1%      102.2%     104.9%  110.4%  107.9%

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

     Net income decreased by E420 million, or 93.1%, to E31 million in 2001 from E451 million in 2000. The decrease resulted primarily from sharply reduced investment results as a result of the weak capital markets. We also experienced an increase in net insurance benefits, due to a greater volume of losses, especially in the second half of the year in our large industrial accounts, as well as a rise in the cost of reinsurance resulting from a change in market conditions for general industrial risks, particularly for non-proportional windstorm covered risks. Our loss ratio in France nonetheless improved to 83.0% in 2001 from 85.8% in 2000, largely reflecting increased premiums, the significant claims recorded in 2000 in relation to the late December 1999 storms "Lothar" and "Martin," a reduction in the frequency of automobile claims, and a decrease in the average claim payments in our private insurance business. Net insurance benefits included E17 million related to the September 11, 2001 terrorist attack.

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

     Switzerland. In Switzerland, property-casualty gross premiums written increased by E100 million, or 6.1%, to E1,750 million in 2001 from E1,650 million in 2000. Of this increase, E46 million was due to the one time effect of a change in our method of recording assumed reinsurance premiums. In previous years, such premiums were recorded on a one-year lag basis. In 2001, due to a change in our accounting policies, we began recording such premiums on a current-year basis, with the result that two years' premiums were recorded in 2001. The effect of this change, all of which was recorded in 2001 due to its overall minor impact on our results, was an increase in gross earned premiums of E46 million, or 0.1%, of the Group's consolidated property-casualty earned premiums, and an increase in income before taxes and minority interests of E3.4 million or 0.2%, compared to 2001. An additional E56 million was attributable to the positive effects of exchange rate movements.

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

                                     NAFTA

DESCRIPTION OF BUSINESS

     Our property-casualty insurance markets in the NAFTA zone are the United States, Canada and Mexico. As a percentage of our total property-casualty gross premiums written worldwide, the NAFTA zone accounted for 13.0%, 15.6% and 15.9% in 2002, 2001 and 2000, respectively.

     United States. Our property-casualty operations in the United States are organized under the umbrellas of Allianz Insurance Co. and Allianz of America, Inc. (or Allianz of America). We have been present in the United States since 1977, when we established Allianz Insurance Co., a leading provider of commercial insurance to major corporate customers, as one of our first U.S. subsidiaries. In 1991, we acquired Fireman's Fund Insurance Company, a leading personal and commercial lines property-casualty insurance company founded in 1864. Allianz of America comprises a group of companies writing a wide variety of property-casualty lines of business. Our operations in the United States accounted for 88.7% of our gross written property-casualty insurance premiums in the NAFTA zone in 2002.

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

                      NAFTA -- PROPERTY-CASUALTY: KEY DATA

                                                      YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------
                                           2002                2001                2000
                                     -----------------   -----------------   -----------------
                                      GROSS               GROSS               GROSS
                                     PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                     WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                     --------   ------   --------   ------   --------   ------
                                                          (E IN MILLIONS)
United States......................   5,330      (927)    6,171       (986)   5,667      (100)
Canada.............................     549        (6)      539        (40)     516        (1)
Mexico.............................     132        --       135         (4)     137        15
Consolidated adjustments...........     (19)       --       (23)        --      (20)       --
                                      -----      ----     -----     ------    -----      ----
  Total............................   5,992      (933)    6,822     (1,030)   6,300       (86)
                                      =====      ====     =====     ======    =====      ====

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. Gross premiums written in the NAFTA zone decreased E830 million, or 12.2%, to E5,992 million in 2002 from E6,822 million in 2001, due primarily to decreases in the United States. Gross premiums written in the United States decreased E841 million, or 13.6% to E5,330 million in 2002 from E6,171 million in 2001. Excluding the effect of exchange rate movements (E279 million), gross premiums written decreased by 9.1%, due primarily to a more selective underwriting policy and portfolio cleansing measures reflecting a renewed focus at Fireman's Fund on core business lines, offset in part by rate increases in all lines of business. The decrease in gross premiums written reflected decreased premium income in our workers' compensation insurance business at Fireman's Fund, which continued to reduce its exposure to this line of business in 2002, as well as decreases in our automobile line reflecting our determination to exit unprofitable markets. On a constant currency basis, our workers' compensation gross written premiums decreased by 58.5%.

     Net Income. In the NAFTA zone, net income increased by E97 million to a loss of E933 million in 2002 from a loss of E1,030 million in 2001, due primarily to reduced losses in the United States and Canada. Net income from property-casualty operations in the United States increased by E59 million, to a loss of E927 million in 2002 from a loss of E986 million in 2001, due primarily to reduced net insurance benefits compared to 2001, which reflected claims from the terrorist attack of September 11, 2001, offset in part by investment writedowns due to weakness in the capital markets. Net income was negatively affected by net insurance benefits of E762 million relating to asbestos and environmental reserve-strengthening measures at Fireman's Fund, and two major claims in the surety business (E108 million), which we discontinued in December 2001. The loss ratio in the NAFTA zone decreased to 94.6% in 2002 from 99.9% in 2001, largely due to our focus on core business lines and a more selective underwriting policy, as well as the absence of major claims in comparison to 2001, which reflected claims from the terrorist attack of September 11, 2001. For additional information on increased reserves at Fireman's Fund, see
"-- Property-Casualty Insurance Reserves -- Individual Country Reserves -- Gross Reserves -- United States."

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

                                 REST OF WORLD

DESCRIPTION OF BUSINESS

     The primary property-casualty insurance markets in which we operate in the Rest of World are Asia-Pacific and South America. As a percentage of our total property-casualty gross premiums written worldwide, Rest of World accounted for 5.2%, 5.5% and 4.8% in 2002, 2001 and 2000, respectively.

Asia-Pacific

     Australia. Through Allianz Australia Group, we serve the markets of Australia, New Zealand and Papua New Guinea. Allianz Australia Group's insurance operations comprise exclusively property-casualty insurance products and services. We are the second-largest workers' compensation insurer in Australia, based on gross premiums written in 2002, and a leading provider of rehabilitation and occupational health, safety and environment services. We also operate in certain niche areas including premium financing and pleasure craft insurance. We market our products through brokers, which are the major distribution channels for commercial business in Australia, as well as non-tied agents (including automobile dealers, accountants and banks) and directly to the customer. Allianz Australia Group had gross premiums written of E1,163 million in 2002.

     Other. We also market property-casualty insurance products and services through our subsidiaries in Taiwan, Malaysia, Japan, Hong Kong, Indonesia, Laos, Singapore, Vietnam, South Korea and China, and through signed joint venture agreements with Bajaj Auto, a large manufacturing company in India and the CP Group, a large conglomerate in Thailand.

South America

     Brazil. We conduct our property-casualty operations in Brazil through our subsidiary AGF Seguros. With gross premiums written of E336 million in 2002, AGF Seguros is our largest property-casualty operation in South America and the sixth-largest property-casualty insurance provider in Brazil. The company writes primarily automobile insurance, together with fire, transportation and other lines. Distribution is primarily through brokers.

     Other. In addition to the markets described above, we sell property-casualty products in Colombia, Argentina, Chile and Venezuela.

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

                  REST OF WORLD -- PROPERTY-CASUALTY: KEY DATA

                                                           YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------
                                                2002                2001                2000
                                          -----------------   -----------------   -----------------
                                           GROSS               GROSS               GROSS
                                          PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                          WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                          --------   ------   --------   ------   --------   ------
                                                               (E IN MILLIONS)
Asia-Pacific............................   1,596      (18)     1,344       11        784       31
South America...........................     768       47        962       29        891      (34)
Other...................................      64        9         95       (1)       211        8
                                           -----      ---      -----       --      -----      ---
  Total.................................   2,428       38      2,401       39      1,886        5
                                           =====      ===      =====       ==      =====      ===

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. Gross premiums written in Rest of World increased by E27 million, or 1.1%, to E2,428 million in 2002 from E2,401 million in 2001. The increase was primarily attributable to increased gross premiums written in Asia-Pacific, reflecting rate increases in all lines of business and the full-year consolidation of our property-casualty subsidiary in Malaysia, which was consolidated for the first time in October 2001, offset in part by decreased premium income in South America due to the negative effect of exchange rate movements and the scaling down of our property-casualty operations in Argentina.

     Net Income. In Rest of World, net income decreased by E1 million to E38 million in 2002 from E39 million in 2001, due primarily to decreased investment results in our Australian operations in Asia-Pacific, reflecting weakness in the capital markets. This decrease was offset in part by increased income in South America attributable to cost reduction measures and an improved investment strategy, particularly in Colombia and Venezuela. The loss ratio increased to 74.5% in 2002, compared with 72.8% in 2001, reflecting deteriorating underwriting results in South America, offset in part by improved underwriting results in our Australian operations in Asia-Pacific.

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

                                SPECIALTY LINES

DESCRIPTION OF BUSINESS

     In addition to our multi-local approach to our global insurance business, under which our non-German insurance businesses are locally managed, we manage our specialty lines of credit/ trade insurance, marine, aviation and industrial transport insurance, industrial reinsurance and travel/assistance insurance on a worldwide basis. Through our subsidiary EULER & HERMES, we are the largest credit insurer in the world, and in travel/assistance insurance, we are also one of the world's largest insurers.

CREDIT INSURANCE

     In July 2002, we consolidated our French subsidiary, EULER, and our German subsidiary, HERMES, into a new corporate entity, EULER & HERMES. The consolidation of EULER and HERMES, which complemented each other in terms of product mix and geographical penetration, further strengthened our presence in the marketplace. Through EULER & HERMES, we are the largest credit insurer in the world, with an estimated world market share of 37.0%, based on gross premiums written in 2002. Our credit operations generated gross premiums written of E1,579 million in 2002, E1,589 million in 2001 and E1,611 million in 2000.

     EULER & HERMES is the global leader in credit insurance in terms of gross premiums written and one of the European market leaders in factoring. EULER & HERMES's credit insurance operations are rated AA- by Standard & Poor's.

     EULER & HERMES is the leading credit insurer in Germany, with an estimated domestic market share of approximately 42% at December 31, 2002, based on gross premiums written. EULER & HERMES cedes a large portion of its gross premiums written to reinsurers. The percentage of gross premiums written ceded in reinsurance was 45.0% in 2002, 42.7% in 2001 and 42.0% in 2000, of which 9.8%,
6.7% and 6.6%, respectively, was ceded to Allianz AG.

     EULER & HERMES provides customers around the world with a wide range of credit insurance and related products and services, including commercial credit insurance and reinsurance, factoring services, guarantee insurance, fidelity insurance and consumer credit insurance, and manages, and derives fee income from, the German federal governments export credit guarantee program.

MARINE & AVIATION

     Effective January 1, 2002, we reorganized our marine, aviation and industrial transport insurance business in Germany, France and the United Kingdom under Allianz Marine & Aviation, a new specialty line. Our marine, aviation and industrial transport insurance activities in these countries, which we had previously included in the property-casualty insurance results of our respective subsidiaries, were integrated into Allianz Marine & Aviation as a single European marine, aviation and industrial transport unit. Allianz Globus MAT Versicherungs-AG, our former German specialty insurer for marine, aviation and industrial transport insurance, was renamed Allianz Marine & Aviation Versicherungs-AG, and AGF MAT, our French specialty unit for marine, aviation and transport insurance, was renamed Allianz Marine & Aviation (France). Allianz Marine & Aviation generated gross premiums written of E1,424 million in 2002.

ALLIANZ GLOBAL RISKS RUCKVERSICHERUNGS-AG

     We launched Allianz Global Risks on January 1, 2002 to establish our international industrial risks reinsurance business as a globally managed segment. While our operating subsidiaries around the world continue to conduct our direct industrial insurance business, Allianz Global Risks acts as our industrial reinsurance clearing house, assuming industrial insurance from

Group companies and centralizing the placement of outgoing reinsurance with third-party carriers, primarily Munich Re, in the reinsurance market. Allianz Global Risks generated gross premiums written of E1,136 million in 2002, of which approximately E138 million, or 12.1%, was ceded in reinsurance to Munich Re.

     Through Allianz Global Risks, we aim to increase the efficiency and transparency of our international industrial reinsurance activities through economies of scale and a consistent reinsurance structure, including a selective underwriting policy, appropriate rates and coverage limits, tight risk management and centralized policies and standards throughout the Group. We have also introduced new products tailored for specific risks, such as our specialized directors and officers policy in the U.S. market, specialized liability products for the pharmaceutical and chemical industries, and policies covering Internet risks. Through these and other measures, we intend to reestablish our international industrial risks reinsurance business as a profitable market leader.

TRAVEL AND ASSISTANCE INSURANCE

     We are one of the world's largest providers of travel and assistance insurance. Our travel and assistance insurance operations generated gross premiums written of E808 million in 2002, E732 million in 2001 and E656 million in 2000. We believe that internal growth and recent acquisitions in our travel and assistance business will enable us to strengthen our leading market position and achieve enhanced efficiencies in this dynamic market. With a view toward establishing long-term partnerships, our travel and assistance business provides business-to-business services to clients in the travel, insurance, automobile and banking industries. We provide travel and assistance insurance primarily through the Mondial Assistance Group, which is owned equally by our subsidiaries AGF and RAS.

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

                         SPECIALTY INSURANCE: KEY DATA

                                                      YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------
                                           2002                2001                2000
                                     -----------------   -----------------   -----------------
                                      GROSS               GROSS               GROSS
                                     PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                     WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                     --------   ------   --------   ------   --------   ------
                                                          (E IN MILLIONS)
Credit.............................   1,579        16     1,589       91      1,611      203
Marine and aviation................   1,424        21        --       --         --       --
Industrial reinsurance.............   1,136      (257)       --       --         --       --
Travel and assistance..............     808        21       732        3        656       24
                                      -----      ----     -----       --      -----      ---
                                      4,947      (199)    2,321       94      2,267      227
                                      =====      ====     =====       ==      =====      ===

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. Gross premiums written in our specialty lines increased E2,626 million, or 113.1%, to E4,947 million in 2002 from E2,321 million in 2001, reflecting primarily the inclusion of our international industrial reinsurance and marine and aviation specialty lines effective January 1, 2002. Premiums in international industrial reinsurance reflected significant rate increases, particularly in property and liability reinsurance. Increased gross premiums in the travel and assistance line was due largely to the expansion of our travel and assistance business in the United Kingdom and the full-year consolidation of travel and assistance providers in Australia and Thailand, which were consolidated in September 2001, offset in part by the ongoing downturn in the international travel market in 2002. In our aviation and marine specialty line, gross premiums written increased due to rate increases, offset in part by portfolio cleansing measures. The slight decrease in the credit line was attributable primarily to more selective underwriting policies and weakness in the global economy.

     Net Income. In our specialty lines, net income decreased significantly by E293 million to a loss of E199 million in 2002 from income of E94 million in 2001, due primarily to the inclusion of our international industrial reinsurance specialty line, which experienced net claims of E564 million related primarily to flooding in Central and Eastern Europe in July and August 2002, and expenses incurred in building up the industrial reinsurance business, as well as reduced net income in the credit line, resulting from reduced investment results and an increase in the frequency and severity of claims. Net income in our travel and assistance lines increased due to the absence of major claims in comparison to 2001, which reflected claims from the terrorist attack of September 11, 2001. In our marine and aviation specialty line, net income increased, reflecting primarily the absence of major claims compared to 2001. The loss ratio increased to 75.9% in 2002 from 66.5% in 2001, largely reflecting increased net claims attributable to the inclusion of our international industrial reinsurance specialty line and the increased claims in the credit line.

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

                        LIFE/HEALTH INSURANCE OPERATIONS

     The following table sets forth certain financial information for our life/health insurance operations for the years indicated:

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2002      2001      2000
                                                              -------   -------   -------
                                                                    (E IN MILLIONS)
Gross premiums written(1)...................................   20,663    20,145    20,239
                                                              -------   -------   -------
Premiums earned (net)(2)....................................   18,675    18,317    18,378
Interest and similar income.................................   11,215    10,765    10,152
Income from affiliated enterprises joint ventures and
  associated enterprises....................................      445       525       693
Other income from investments...............................    4,932     3,562     6,667
Trading income..............................................      244      (117)      (49)
Fee and commission income, and income from service
  activities................................................      200       268       271
Other income................................................      825       772     1,139
                                                              -------   -------   -------
  Total income..............................................   36,536    34,092    37,251
                                                              -------   -------   -------
Insurance benefits (net)....................................  (21,284)  (21,979)  (26,354)
Interest and similar expenses...............................     (434)     (492)     (148)
Other expenses for investments..............................   (8,656)   (5,537)   (3,004)
Loan loss allowance.........................................      (10)       (4)       --
Acquisition costs and administrative expenses...............   (4,263)   (4,259)   (3,927)
Amortization of goodwill....................................     (174)     (146)     (137)
Other expenses..............................................   (1,806)   (1,263)   (2,055)
                                                              -------   -------   -------
  Total expenses............................................  (36,627)  (33,680)  (35,625)
                                                              -------   -------   -------
Earnings from ordinary activities before taxation...........      (91)      412     1,626
Taxes.......................................................      (67)      (99)     (343)
Minority interests in earnings..............................      177       (84)     (658)
                                                              -------   -------   -------
Net income..................................................       19       229       625
                                                              =======   =======   =======

---------------

(1) Under IFRS reporting standards, gross written premiums include only the cost- and risk-related components of premiums generated from unit-linked and other investment-oriented products, but do not include the full amount of statutory premiums written on these products. Statutory premiums are total revenues from sales of life insurance policies, in accordance with the statutory accounting practices applicable in the insurer's home jurisdiction. On a statutory premium basis, total premiums written were E40,066 million, E33,687 million and E31,025 million in 2002, 2001 and 2000, respectively.

(2) Net of reinsurance ceded of E1,207 million, E1,169 million and E1,139 million in 2002, 2001 and 2000, respectively.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. Gross premiums written of our life/health operations in 2002 increased by E518 million, or 2.6%, to E20,663 million in 2002 from E20,145 million in 2001. Disregarding the effects of exchange rate movements and changes in the scope of consolidation, which increased 2002 life/health gross premiums written by E32 million, gross premiums written would have increased by E486 million or 2.4%. On a statutory premium basis, gross premiums written increased by E6,379 million, or 18.9%, to E40,066 million in 2002 from E33,687 million in

2001, due to significant increases in sales of investment-oriented products, reflecting the general trend towards investment-oriented insurance products in particular in the United States and Italy. Gross premiums written for investment-oriented insurance products increased by E5,861 million, or 43.3%, to E19,403 million.

     Premiums Earned (Net). On a Group-wide basis, life/health net premiums earned in 2002 and 2001 reflected premiums ceded to reinsurers of E1,207 million and E1,169 million, respectively, resulting in overall retention levels of approximately 93.9% in 2002 and 94.0% in 2001. Net premiums increased by E358 million, or 2.0%, to E18,675 million in 2002 from E18,317 million in 2001, generally consistent with the increase in gross premiums written in this period.

     Insurance Benefits (Net). Net insurance benefits for our worldwide life/health business consist of benefits paid, changes in aggregate policy reserves, and expenses of premium refunds to policyholders. Net life/health insurance benefits decreased by E695 million, or 3.2%, to E21,284 million in 2002 from E21,979 million in 2001, primarily as a result of reduced income from investments in 2002 resulting from weakness in the capital markets. The reduction in income from investments in turn resulted in reduced policyholder participation benefits, which are included in benefits paid and changes in aggregate policy reserves, due to the participatory nature of our life insurance business. See, for example, "-- Germany -- Life Insurance."

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses which consist primarily of payments and changes in deferred acquisition costs, administrative expenses, and net underwriting costs, remained relatively constant at E4,263 million in 2002, compared with E4,259 million in 2001.

     Net Income. Net income from life/health insurance decreased by E210 million, or 91.7%, to E19 million in 2002 from E229 million in 2001, primarily as a result of reduced income from investments, particularly in our operations in Germany, France and Switzerland. See "-- Asset Management
Operations -- Group's Own Investments -- Investment Income" for a discussion of investment results for life/health insurance investments.

     Amortization of goodwill in our life/health lines increased to E174 million in 2002 from E146 million in 2001, while minority interests in earnings were a credit of E177 million in 2002, compared to a debit of E84 million in 2001, primarily as a result of the increase in our shareholding in Allianz Leben and decreased earnings. See "Major Shareholders and Related Party
Transactions -- Transactions with Munich Re."

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Gross Premiums Written. Gross premiums written of our life/health operations in 2001 decreased by E94 million, to E20,145 million in 2001 from E20,239 million in 2000. Disregarding the effects of exchange rate movements, which reduced 2001 life/health gross premiums written by E85 million, gross premiums written would have decreased by E9 million. A large portion of the decrease is explained by the sale of a large group policy in France in 2000, which increased gross premiums written in that year by approximately E800 million. Excluding the impact of this sale, together with the impact of foreign exchange movements, gross premiums written would have increased by E791 million, or 3.9%, in 2001, due to increases in Rest of Europe and Rest of World. On a statutory premium basis, gross premiums written increased by E2,662 million, or 8.6%, to E33,687 million in 2001 from E31,025 million in 2000, reflecting the general trend towards investment-oriented insurance products in Rest of Europe and the United States. Gross premiums written for investment-oriented insurance products increased by E2,756 million, or 25.6%, to E13,542 million.

     Premiums Earned (Net). On a Group-wide basis, life/health net premiums earned in 2001 and 2000 reflected premiums ceded to reinsurers of E1,169 million and E1,139 million, respectively, resulting in overall retention levels of approximately 94.0% in 2001 and 94.2% in 2000. Net premiums decreased slightly by E61 million to E18,317 million in 2001 from E18,378 million in 2000, generally consistent with the slight decrease in gross premiums written in this period.

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

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses increased by E332 million, or 8.5%, to E4,259 million in 2001 from E3,927 million in 2000, due primarily to increased underwriting costs resulting from the continued expansion of our investment-oriented products. Under IFRS, these costs are expensed as incurred, even though significantly less than the amount of statutory premium is recognized as revenue.

     Net Income. Net income from life/health insurance decreased by E396 million, or 63.4%, to E229 million in 2001 from E625 million in 2000, primarily as a result of reduced income from investments, particularly in Germany and Rest of Europe. See "-- Asset Management Operations -- Group's Own
Investments -- Investment Income" for a discussion of investment results for life/health insurance investments.

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

                                                           YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------
                                                2002                2001                2000
                                          -----------------   -----------------   -----------------
                                           GROSS               GROSS               GROSS
                                          PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                          WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                          --------   ------   --------   ------   --------   ------
                                                               (E IN MILLIONS)
Germany
  Life..................................    9,369       80      8,969       65      9,094      514
  Health................................    2,865       64      2,691       48      2,587       56
  Consolidation adjustments.............       --       (7)        --       14         --       13
                                           ------     ----     ------     ----     ------    -----
     Total..............................   12,234      137     11,660      127     11,681      583
Rest of Europe..........................    5,181      (95)     5,486      381      5,751      910
Rest of World...........................    3,251      (24)     3,010      (49)     2,818      (71)
Consolidation adjustments...............       (3)      (2)       (11)      --        (11)      (2)
                                           ------     ----     ------     ----     ------    -----
     Subtotal...........................   20,663       16     20,145      459     20,239    1,420
Amortization of goodwill................       --     (174)        --     (146)        --     (137)
Minority interests......................       --      177         --      (84)        --     (658)
                                           ------     ----     ------     ----     ------    -----
     Total..............................   20,663       19     20,145      229     20,239      625
                                           ======     ====     ======     ====     ======    =====

     A significant portion of our life/health operations in Rest of Europe and Rest of World consists of sales of unit-linked products. Only the cost- and risk-related components of premiums generated from the sale of such products is included in gross premiums written under IFRS.

                                    GERMANY

DESCRIPTION OF BUSINESS

     We were the largest provider of life insurance and the third-largest provider of health insurance in Germany, with estimated market shares of 14.8% and 12.4%, respectively, as measured by gross premiums written in 2002. Germany is by far our most important market for life/health insurance. As a percentage of our total life/health gross premiums written worldwide, Germany accounted for 59.2% in 2002, 57.8% in 2001, and 57.7% in 2000. On a statutory premium basis, Germany accounted for 31.4% of our total life/health gross premiums written in 2002.

     We conduct our life/health insurance operations in Germany through:

     - Allianz Lebensversicherungs-AG (or Allianz Leben), the main operating company for our German life insurance operations. In January 2002, pursuant to an agreement announced in 2001, we purchased an additional 40.5% of Allianz Leben's outstanding shares from Munich Re, thereby increasing our shareholding in Allianz Leben to 91.0%, with the balance of the outstanding shares in Allianz Leben publicly traded in Germany. See "Major Shareholders and Related Party Transactions." At December 31, 2002, we owned 91.0% of Allianz Leben. In November 2002, we merged our former life insurance subsidiary Vereinte Lebensversicherung AG into Allianz Leben, with retroactive effect to January 1, 2002;

     - Deutsche Lebensversicherungs-AG, a wholly owned subsidiary of Allianz Leben, which is our vehicle for selling standardized, low-cost term insurance in Germany; and

     - Allianz Private Krankenversicherungs-AG (or Allianz Private Health), our health insurance subsidiary, formerly known as Vereinte
       Krankenversicherung AG, which we renamed in January 2003.

     Our life/health insurance operations in Germany employed 9,683 people at the end of 2002, 10,366 people at the end of 2001 and 9,995 people at the end of 2000.

DISTRIBUTION

     Our distribution channels for our life/health products in Germany are similar to those used for our property-casualty products. Many of our products in Germany are distributed through common or overlapping distribution systems. In our German life/health insurance businesses, we distribute our products primarily through a network of self-employed, full-time tied agents. For our individual life, health and mutual fund products, the network of full-time tied agents is our most important distribution channel. Brokers are also an important channel for the distribution of Allianz Leben's and Allianz Private Health's group life and health products. The bank distribution channel is utilized primarily in our life insurance business. We distribute our life insurance products through Dresdner Bank, and under contractual arrangements with Volks-und Raiffeisenbanken, a network of cooperative banks in southern Germany, as well as through IKB, a German industrial credit bank. Since 2001, we have placed approximately 960 insurance specialists (as of December 31, 2002) to sell both life insurance products and property-casualty insurance products at Dresdner Bank branches throughout Germany.

     The following table sets forth certain key data concerning our distribution systems as they relate to life and health insurance at and for the year ended December 31, 2002:

                                                                              % OF 2002
                                                                         --------------------
                                                                           LIFE       HEALTH
                                                            NUMBER(1)    PREMIUMS    PREMIUMS
                                                            ---------    --------    --------
Full-time tied agents.....................................   11,656        58.6        82.0
Part-time tied agents.....................................   43,076         5.5         7.2
Brokers...................................................    7,601         9.7         5.9
Banks.....................................................    2,224(2)     19.4          --
Other(3)..................................................       --         6.8         4.9
                                                                          -----       -----
  Total...................................................       --       100.0       100.0
                                                                          =====       =====

---------------

(1) Represents the total number in Germany for all Allianz Group segments.

(2) Represents the number of German branches at Dresdner Bank, (811), and at unaffiliated banks, comprising Volks- und Raiffeisenbanken (1,406) and Industrie Kredit-Bank (7), with which we have distribution agreements covering our property-casualty and life/health insurance products.

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

     On January 1, 2002, a new law (the Altersvermogensgesetz) took effect, providing incentives for private retirement plans and company pension funds beginning in 2002. The new law, which was enacted by the German legislature in May 2001, provides for direct state subsidies or, in certain circumstances, tax-free premium payments, and it requires that life-long benefit payments be guaranteed. The benefit payments will be subject to income tax. In July 2001, we started selling through Allianz Leben specially designed products that satisfy the legal requirements of the Altersvermogensgesetz, primarily that the sum of premium payments be fixed at the beginning of the benefit payment period. We established Allianz Pensionskasse AG, a wholly owned subsidiary of Allianz Leben, and Allianz Dresdner Pensionsfonds AG, a wholly owned subsidiary of Allianz AG, in 2002 in order to more aggressively sell a variety of pension products in accordance with the Altersvermogensgesetz. Although sales of Altersvermogensgesetz products have been slower than initially expected, Allianz Leben is the leader in this market, with an estimated market share of approximately 20% as of December 31, 2002.

     In the life insurance area, our policy surrender rates were 3.7% in 2002, 3.6% in 2001, and 3.6% in 2000, compared to German industry-wide surrender rates of 4.9%, 4.6%, and 4.5% (based on information provided by Gesamtverband der Deutschen Versicherungswirtschaft), respectively. We believe that this is in large part due to our widely recognized and well respected brand name, our position as a market leader in most German insurance lines, our reputation for superior customer service and our financial strength. We also pay close attention to promoting follow-on business, which involves persuading policyholders to reinvest funds. This typically takes the form of using the benefits paid out on an endowment policy as the single premium for an immediate annuity that ensures a guaranteed income for the rest of the policyholder's life, or investing in a fund managed by our asset management subsidiary ADAM. See "-- Asset Management Operations." The proportion of funds paid by our German life insurance operations that were reinvested in other Allianz products has increased significantly over the past three years.

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

     Our endowment life products for the German market include policies both with unchanging levels of premiums and guaranteed benefits and with premiums and guaranteed benefits that rise automatically in accordance with contributions to the German statutory pension system in Germany. Amounts payable at maturity of an endowment policy include a "guaranteed benefit," an amount established by reference to a legally mandated maximum guaranteed technical interest rate on actuarial reserves. This interest rate is currently 3.25% per year for policies issued on or after July 1, 2000, having declined from 4% per year. The future profit participation credited to policyholders is not guaranteed. The total amount payable at the maturity of a policy, which is calculated based on the total expected profit participation, is the principal basis of competition between life insurance providers in the German market. Under current German law, the policyholder must be credited with at least 90% of each year's statutory net investment result plus an appropriate share in other profit components. In the current competitive environment, however, the rate of profit participation exceeds this statutory minimum and is subject to periodic adjustment by insurers in light of competitive conditions prevailing from time to time. In conformity with prevailing market conditions, we currently credit 91% to 92% of each year's profits to policyholders.

RESULTS OF OPERATIONS

     The following table sets forth the components of life insurance gross premiums written in Germany for the years 2002, 2001 and 2000:

                                                        YEAR ENDED DECEMBER 31,
                       ------------------------------------------------------------------------------------------
                                   2002                           2001                           2000
                       ----------------------------   ----------------------------   ----------------------------
                         NEW      RECURRING             NEW      RECURRING             NEW      RECURRING
                       BUSINESS   PREMIUMS    TOTAL   BUSINESS   PREMIUMS    TOTAL   BUSINESS   PREMIUMS    TOTAL
                       --------   ---------   -----   --------   ---------   -----   --------   ---------   -----
                                                            (E IN MILLIONS)
Individual policies
  Endowment..........     236       4,330     4,566      208       4,501     4,709      378       4,524     4,902
  Annuities..........   1,452       1,438     2,889    1,176       1,320     2,496    1,145       1,363     2,508
  Term...............      18          78        96       16          73        89       14          68        82
                        -----       -----     -----    -----       -----     -----    -----       -----     -----
    Subtotal.........   1,706       5,846     7,551    1,400       5,894     7,294    1,537       5,955     7,492
  Group policies.....     695       1,122     1,818      617       1,058     1,675      591       1,011     1,602
                        -----       -----     -----    -----       -----     -----    -----       -----     -----
    Total............   2,401       6,968     9,369    2,017       6,952     8,969    2,129       6,965     9,094
                        =====       =====     =====    =====       =====     =====    =====       =====     =====

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. In Germany, life insurance premiums increased E400 million, or 4.5%, to E9,369 million in 2002 from E8,969 million in 2001, due primarily to a substantial increase in new business, reflecting the increased efficiency of our life insurance distribution channels, including Dresdner Bank.

     Individual life insurance policies, which include endowment, term and annuity policies, accounted for 80.6% of our gross life insurance premiums written in Germany in 2002. Gross premiums written on individual life insurance increased by 3.5%, to E7,551 million in 2002 from E7,294 million in 2001, due primarily to increased individual pension business. New individual business increased to E1,706 million in 2002 from E1,400 million in 2001. The increase in new individual business was attributable to premium income from new Altersvermogensgesetz policies, many of which were sold in 2001 but had premium payments that began on January 1, 2002. Sales of such policies slowed market-wide in 2002 as a result of weakening customer demand for such policies due to the complexity of such policies, public skepticism regarding the Altersvermogensgesetz scheme and public discussion of the possibility of further pension-related reforms.

     Group life insurance gross premiums written increased E143 million, or 8.5%, to E1,818 million in 2001 from E1,675 million in 2001, due primarily to successful development of new distribution capacities for occupational pension schemes.

     Net Income. In Germany, net income from life insurance operations increased by E15 million, or 23.1%, to E80 million in 2002 from E65 million in 2001, due primarily to reduced costs and a lower tax expense, offset in part by substantial writedowns of investments as a result of weakness in the capital markets. Despite the increase in new business, acquisition costs decreased by 26.2%, and the expense ratio decreased by 4.0% to 9.7% in 2002 from 13.7% in 2001, reflecting primarily lower amortization of deferred acquisition costs.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Gross Premiums Written. In Germany, life insurance premiums decreased E125 million, or 1.4%, to E8,969 million in 2001 from E9,094 million in 2000, due primarily to a decrease in premiums on individual policies.

     Individual life insurance policies, which include endowment, term and annuity policies, accounted for 81.3% of our gross life insurance premiums written in Germany in 2001. Gross premiums written on individual life insurance decreased by 2.6%, to E7,294 million in 2001 from E7,492 million in 2000, due primarily to a large number of endowment policies either maturing or reaching the end of their premium payment period. New individual business decreased to E1,400 million in 2001 from E1,537 million in 2000. The decrease in new individual business was attributable primarily to a shift in the focus of our full-time tied agent distribution channel toward the sale of new Altersvermogensgesetz policies, most of which, although sold in 2001, have premium payments which began on January 1, 2002.

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

HEALTH INSURANCE

     Allianz Private Health is the third-largest private health insurer in Germany, with approximately 2.3 million customers and an estimated market share of approximately 12.4% in 2002. Allianz Private Health has strong ties to the German medical profession and is the largest health insurer for this profession in Germany and is the market leader in providing group health insurance.

     The German statutory healthcare system operates as a mandatory system for persons with incomes below a specified threshold (Versicherungspflichtgrenze)and allows persons with incomes above the threshold to voluntarily opt out of the statutory system and use the private healthcare system. Currently, the German healthcare system is dominated by the German statutory schemes, while private providers of health insurance, including Allianz Private Health, compete for the remainder.

     In January 2003, this specified income threshold was raised by the German legislator in order to stabilize and maintain the statutory healthcare system. As a consequence, the number of individuals who are able to choose protection under the private healthcare system may decrease. While this measure may reduce new business for full private health coverage for salaried employees, it may also create new business opportunities for supplementary insurance for individuals insured under statutory health insurance plans. Further changes to the German healthcare system are currently being considered, in particular with a view to reducing costs. Enactment into law of any such changes may have an impact on private health insurance providers, as the amount of new business written under full private health coverage may further decrease.

     Allianz Private Health provides a wide range of health insurance products, including full private healthcare coverage for the self-employed, salaried employees and civil servants; supplementary insurance for people insured under statutory health insurance plans; daily sickness allowance for the self-employed and salaried employees; hospital daily allowance; supplementary care insurance; and foreign travel medical expenses insurance.

     Like endowment and other life insurance products, health insurance products include mandatory profit-sharing features, whereby Allianz Private Health, like any other German private health insurer, returns 80% of the statutory profit on its health business, after the payment of claims and claims costs, the establishment of reserves, payment of taxes and other expenses, to policyholders annually, generally in the form of premium subsidies or rebates. Since the beginning of 2000, Allianz Private Health has also been required by law to allocate to its policyholders 90% of interest surplus which is a component of statutory profits. As with our endowment policies in Germany, the actual level of profit sharing we provide our policyholders is, for competitive reasons, in excess of the statutory minimum and has been between 85% and 90% of statutory profits in recent years.

RESULTS OF OPERATIONS

     The following table sets forth the components of health insurance gross premiums written in Germany for the years 2002, 2001 and 2000:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2002     2001     2000
                                                              ------   ------   ------
                                                                  (E IN MILLIONS)
Individual policies.........................................  2,180    2,054    1,979
Group policies..............................................    685      637      608
                                                              -----    -----    -----
  Total.....................................................  2,865    2,691    2,587
                                                              =====    =====    =====
Medical expense insurance...................................  2,029    1,853    1,754
Other personal supplementary insurance......................    370      370      358
Compulsory long-term care insurance.........................    230      230      238
Other health insurance......................................    236      238      237
                                                              -----    -----    -----
  Total.....................................................  2,865    2,691    2,587
                                                              =====    =====    =====

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. Health insurance premiums in Germany increased E174 million, or 6.5%, to E2,865 million in 2002 from E2,691 million in 2001. This increase was due primarily to rate increases in medical expense insurance and new business.

     Gross premiums written on medical expense insurance, which accounted for 70.8% of health insurance premiums in Germany in 2002, increased by E176 million, or 9.5% to E2,029 million in 2002 from E1,853 million in 2001. The increase was attributable primarily to rate increases and new business. Gross premiums written on other personal supplementary insurance and compulsory long-term care insurance remained unchanged at E370 million and E230 million, respectively, in 2002 compared to E370 million and E230 million, respectively, in 2001. Gross premiums written on other health insurance in Germany decreased to E236 million in 2002 from E238 million in 2001.

     Net Income. In Germany, net income from health insurance operations increased by E16 million, or 33.3%, to E64 million in 2002 from E48 million in 2001, reflecting primarily improved investment results.

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

                                 REST OF EUROPE

DESCRIPTION OF BUSINESS

     The Rest of Europe is our second-largest market for life/health insurance. As a percentage of our total life/health gross premiums written worldwide, the Rest of Europe accounted for 25.1% in 2002, 27.2% in 2001 and 28.4% in 2000.

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

     France. We conduct our life/health insurance operations in France through the companies of the AGF Group. The AGF Group is the eighth-largest life insurance provider in France, with an estimated market share of 4.7%, based on gross premiums written in 2002. The AGF Group provides a broad line of life insurance and other financial products, including short-term investment and savings products. An important portion of AGF Group's life premiums is generated through the sale of unit-linked policies and investment-oriented products with guaranteed interest, for which only the cost- and risk-related components of premiums are reflected in gross premiums written under IFRS.

     The AGF Group also operates in the French health insurance market through a separate business unit responsible for both group insurance and health insurance and offers a wide variety of health products, which are designed to pay benefits that complement those of the mandatory French social security plan. The results of our health operations in France are included in part in our property-casualty segment and in part in our life segment.

     Italy. We conduct our life/health insurance operations in Italy primarily through the Italian Subsidiaries. Taken together, the Italian Subsidiaries are the second-largest life insurer in the Italian market, with an estimated market share of 13.6%, based on gross premiums written in 2002. The Italian Subsidiaries' individual life policies are primarily endowment policies but also include annuities and other policies, including capitalization and other products. Consistent with trends in the Italian market generally, the Italian Subsidiaries' products include an increasing amount of unit-linked policies, where policyholders participate directly in the performance of policy-related investments, and a decreasing amount of endowment products. In 2002, sales of unit-linked and equity-linked products sold through banks reached 71.0% of our total statutory life premiums in Italy, reflecting the importance of this distribution channel. The Italian Subsidiaries' unit-linked policies include products linked to funds managed by the Italian Subsidiaries, as well as by third-party investment managers, and index-linked products.

     Spain. We are the fourteenth-largest life insurance provider in Spain, with an estimated market share of 2.0%, based on gross premiums written in 2002. We conduct our life/health operations in Spain primarily through Allianz Spain and through Eurovida and Europensiones, our joint ventures with Banco Popular. Our Spanish life insurance subsidiaries sell mainly traditional life insurance and pensions and unit-linked products.

     Switzerland. We conduct our life/health operations in Switzerland primarily through the Swiss Subsidiaries. Taken together, the Swiss Subsidiaries are the sixth-largest life insurance provider in Switzerland, with an estimated market share of 4.8%, based on gross premiums written in 2002. The Swiss Subsidiaries sell a wide range of individual and group life insurance products, including retirement and old age, death and disability products.

     Other. We conduct significant life/health operations in the remainder of the Rest of Europe through approximately 18 Allianz subsidiaries in more than 13 other European countries. In Austria, we operate through our life insurance subsidiary Allianz Elementar Leben. We serve the Belgian life insurance market primarily through AGF Belgium Insurance and the Netherlands life insurance market primarily through Royal Nederland Verzekeringsgroep. Our largest life insurance subsidiaries in other countries in the Rest of Europe are located in Greece, Luxembourg, Portugal, Hungary and Poland. Our life insurance products in Other Rest of Europe are generally the same as the life products we offer in the German market. Our life insurance operations in Other Rest of Europe had gross premiums written of E1,260 million in 2002, E1,148 million in 2001, and E971 million in 2000.

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

                    REST OF EUROPE -- LIFE/HEALTH: KEY DATA

                                                      YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------
                                           2002                2001                2000
                                     -----------------   -----------------   -----------------
                                      GROSS               GROSS               GROSS
                                     PREMIUMS    NET     PREMIUMS    NET     PREMIUMS    NET
                                     WRITTEN    INCOME   WRITTEN    INCOME   WRITTEN    INCOME
                                     --------   ------   --------   ------   --------   ------
                                                          (E IN MILLIONS)
France.............................   1,493      (223)    1,556       97      2,297      391
Italy..............................   1,298       289     1,336      261      1,454      306
Switzerland........................     651       (80)      584      (17)       524       43
Spain..............................     502        30       879       28        532       75
Other..............................   1,260      (109)    1,148       12        971       95
Consolidation adjustments..........     (23)       (2)      (17)      --        (27)      --
                                      -----      ----     -----      ---      -----      ---
  Total............................   5,181       (95)    5,486      381      5,751      910
                                      =====      ====     =====      ===      =====      ===

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. In Rest of Europe, life/health gross premiums written decreased by E305 million, or 5.6%, to E5,181 million in 2002 from E5,486 in 2001, reflecting primarily decreases in gross premiums written in Spain, France and Italy, offset in part by increases in Other Rest of Europe and Switzerland.

     Net Income. In Rest of Europe, net income from life/health insurance operations decreased by E476 million, or 124.9%, to a loss of E95 million in 2002 from income of E381 million in 2001. This was due to decreases in France, Other Rest of Europe and Switzerland, offset in part by increases in Italy and Spain.

     France. In France, life/health gross premiums written, which include fees from unit-linked products and investment-oriented products with guaranteed interest, decreased by E63 million, or 4.0%, to E1,493 million in 2002 from E1,556 million in 2001. The decrease was due primarily to decreased premium income in our group life business, reflecting the sale of a large group policy in France in 2001. In addition, we experienced decreased sales in our individual life business of conventional unit-linked life insurance products, reflecting the continuing weakness in the capital markets, offset in part by an increase in investment-oriented products with guaranteed interest. Net income in France decreased significantly by E320 million to a loss of E223 million in 2002 from income of E97 million in 2001, primarily as a result of substantial realized losses and writedowns on investments due to unfavorable conditions in the capital markets.

     Italy. In Italy, life gross premiums written, which include fees from unit-linked products, decreased E38 million, or 2.8%, to E1,298 million in 2002 from E1,336 million in 2001. This decrease was attributable primarily to decreased sales of traditional life insurance policies in favor of investment-oriented products with guaranteed interest. Sales of traditional unit-linked products slowed in 2002 compared to 2001 as a result of weakness in the capital markets. Net income in Italy increased to E289 million in 2002 from E261 million in 2001, due primarily to a realized gain of E186 million from the sale of a real estate subsidiary.

     Spain. In Spain, life gross premiums written decreased by E377 million, or 42.9%, to E502 million in 2002 from E879 million in 2001, primarily attributable to a substantial decrease in our pension group business as a result of a one-time premium recorded in 2001 in connection with the underwriting of a large group policy, offset in part by increases in gross premiums written in other group business and individual life business. Net income increased by E2 million, or 7.1%, to E30 million in 2002 from E28 million in 2001, due primarily to improved investment results, offset in part by decreased underwriting results.

     Switzerland. In Switzerland, life/health gross premiums written increased by E67 million, or 11.5%, to E651 million in 2002 from E584 million in 2001. This increase was attributable primarily to an increase in individual business with high single premiums. In Switzerland, net income decreased to a loss of E80 million in 2002 from a loss of E17 million in 2001, due primarily to realized losses on investments and writedowns of impairments, particularly on equity securities. This decrease was offset by a tax benefit of approximately E95 million relating to the accrual of deferred tax benefits attributable to the capitalization of tax losses carried forward.

     Other. Life/health gross premiums written in Other Rest of Europe increased by E112 million, or 9.8%, to E1,260 million in 2002 from E1,148 million in 2001. Net income in Other Rest of Europe decreased significantly by E121 million to a loss of E109 million in 2002, compared with income of E12 million in 2001, reflecting primarily reduced net income in the Netherlands and Belgium as a result of weakness in capital markets.

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

     Switzerland. In Switzerland, life/health gross premiums written increased by E60 million, or 11.5%, to E584 million in 2001 from E524 million in 2000. This increase was attributable primarily to growth in single premium policies, especially in group life. In Switzerland, net income decreased to a loss of E17 million in 2001 from net income of E43 million in 2000, due primarily to lower income from investments, including significant writedowns for impairments.

     Other. Life/health gross premiums written in Other Rest of Europe increased by E177 million, or 18.2%, to E1,148 million in 2001 from E971 million in 2000. Net income in Other Rest of Europe decreased by E83 million or 87.4%, to E12 million in 2001 from E95 million in 2000, reflecting primarily reduced income in our Belgian operations, as a result of lower income from investments.

                                 REST OF WORLD

DESCRIPTION OF BUSINESS

     As a percentage of our total life/health gross premiums written worldwide, Rest of World accounted for 15.7% in 2002, 14.9% in 2001 and 13.9% in 2000. Our primary life/health markets in Rest of World are the United States and the Asia-Pacific region.

     United States. We serve the United States life/health insurance market through Allianz Life, which is headquartered in Minneapolis, Minnesota. Allianz Life and its subsidiaries are licensed to write business in all 50 states, the District of Columbia and Guam. Allianz Life markets a wide variety of fixed and variable life insurance and annuity contracts, and long-term care insurance to individual and corporate customers. Allianz Life is a market leader in providing fixed annuities (including equity-indexed annuities) to individuals. Allianz Life also provides life reinsurance and healthcare excess of loss coverage. In 2002, our total statutory premiums written from life/health insurance in the United States, which include sales of investment-oriented products, were E9,530 million, up significantly from E4,982 million in 2001.

     Asia-Pacific. The primary life, health insurance markets in which we operate in the Asia-Pacific area are as follows:

     South Korea. Our insurance operations in South Korea consist of our two subsidiaries, Allianz Life Insurance Korea, formerly Allianz First Life, which we acquired in 1999, and France Life, a former subsidiary of AGF which joined the Allianz Group in 1998 following our acquisition of AGF. We refer to these subsidiaries together as the South Korean Subsidiaries. The South Korean Subsidiaries market a wide variety of life insurance products including individual endowment insurance, education insurance, protection insurance, annuities, traditional whole life insurance policies, group life insurance protection and employee severance plans. Together, the South Korean Subsidiaries generated E1,894 million in annual statutory premiums in 2002.

     Other Asia-Pacific. In addition to the primary markets described above, we conduct life and accident insurance operations in Taiwan, China, Thailand, Indonesia, India and Malaysia. We also market a range of health insurance products in Indonesia, Singapore and Pakistan.

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

                     REST OF WORLD -- LIFE/HEALTH: KEY DATA

                                                       YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------
                                              2002               2001               2000
                                        ----------------   ----------------   ----------------
                                         GROSS              GROSS              GROSS
                                        PREMIUM    NET     PREMIUM    NET     PREMIUM    NET
                                        WRITTEN   INCOME   WRITTEN   INCOME   WRITTEN   INCOME
                                        -------   ------   -------   ------   -------   ------
                                                           (E IN MILLIONS)
United States........................    1,411     (18)     1,478     (24)     1,465      133
Asia-Pacific.........................    1,639      (9)     1,229      (5)       970     (181)
Other................................      201       3        303     (20)       383      (23)
                                         -----     ---      -----     ---      -----     ----
  Total..............................    3,251     (24)     3,010     (49)     2,818      (71)
                                         =====     ===      =====     ===      =====     ====

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. Life/health gross written premiums for Rest of World increased by E241 million, or 8.0%, to E3,251 million in 2002 from E3,010 million in 2001. Life/health gross premiums written in the United States were E1,411 million in 2002, a decrease of E67 million from E1,478 million in 2001. On a constant currency basis, gross premiums written in the United States increased slightly by E9 million, or 0.6%, in 2002. The slight increase was primarily attributable to growth in our fixed annuity business at Allianz Life and the expansion of our distribution channels, offset in part primarily by decreased premium income from other life and health insurance business. Life/health gross premiums written in Asia-Pacific increased by E410 million, or 33.4%, to E1,639 million in 2002 from E1,229 million in 2001, primarily as a result of increases in our operations in South Korea, where gross premiums written increased by E182 million, or 17.2%, to E1,242 million in 2002 from E1,060 million in 2001, as a result of a significant increase in new business and Taiwan. Life/health gross premiums written in Other Rest of World decreased by E102 million, or 33.7%, to E201 million in 2002 from E303 million in 2001, primarily due to decreased premium income in Brazil, Colombia and Chile.

     Net Income. Life/health net income in Rest of World increased by E25 million to a loss of E24 million in 2002 from a loss of E49 million in 2001. The increase was primarily the result of increased net income in South America due to lower acquisition costs and administrative expenses. Net income in Asia-Pacific decreased by E4 million, to a loss of E9 million in 2002 from a net loss of E5 million in 2001, due primarily to decreased net income in South Korea, reflecting primarily higher tax expense. In 2002, losses from life/health operations in the United States were E18 million, compared to a net loss of E24 million in 2001, due primarily to improved underwriting results and a higher volume of business, offset in part by investment writedowns as a result of weakness in the capital markets.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Gross Premiums Written. Life/health gross written premiums for Rest of World increased by E192 million, or 6.8%, to E3,010 million in 2001 from E2,818 million in 2000. Life/health gross premiums written in the United States were E1,478 million in 2001, an increase of E13 million from E1,465 million in 2000. On a constant currency basis, gross premiums written in the United States decreased by E35 million, or 2.4%, in 2001. The decrease was primarily attributable to reduced mortality and expense fees on our variable annuity business due to decreased assets under management resulting from unfavorable market conditions, together with the termination of our accident and health reinsurance assumed and broker administrator business. Life/health gross premiums written in Asia-Pacific increased by E259 million, or 26.7%, to E1,229 million in 2001 from E970 million in 2000, primarily as a result of our operations in South Korea, where gross premiums written increased by E206 million, or 24.1%, to E1,060 million in 2001 from E854 million in 2000, as a result of a significant increase in new business. Life/health gross premiums written in Other Rest of World decreased by E80 million, or 20.9%, to E303 million in 2001 from E383 million in 2000, primarily due to decreased gross premiums written in Brazil and Colombia.

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

COMPETITION

     There is substantial competition in Germany and the other countries in which we do business for the types of insurance products and services that we provide. This competition is most pronounced in our more mature markets -- Germany, France, Italy and the United States. In recent years, however, competition in emerging markets has also increased as large insurance and other financial services participants from more developed countries have sought to establish themselves in markets perceived to offer higher growth potential, and as local institutions have become more sophisticated and have sought alliances, mergers or strategic relationships with our competitors.

     In Germany, which is our largest market for insurance operations, there is intense competition for virtually all of the products and services that we provide. In addition, the German insurance sector is a mature market in which we already have significant market shares in most lines of business.

                               BANKING OPERATIONS

     Through our subsidiary Dresdner Bank, we offer a wide range of private, commercial and investment banking products and services for corporate, governmental and individual customers, primarily in the European market. Based on total assets at December 31, 2002, Dresdner Bank was one of the largest banks in Germany.

     We established banking as our fourth core business segment alongside property-casualty insurance, life/health insurance and asset management following our acquisition of Dresdner Bank in 2001. We have included Dresdner Bank in our consolidated financial statements since July 23, 2001, the date of the acquisition. Prior to 2001, we had included the results of our banking operations, together with those of our asset management business, in our financial services segment. Our banking segment, established in 2001, consists primarily of the banking operations of Dresdner Bank, as our other banking operations have not historically been significant. Total banking income increased from E1,722 million in 2000 to E12,755 million and E21,275 million in 2001 and 2002, respectively. For a discussion of our asset management operations, including those of Dresdner Bank, which are not included in our banking segment, see "-- Asset Management Operations." For the year ended December 31, 2002, our banking segment recorded a loss of E1,358 million. This result included a realized gain of E1,912 million from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM (see "-- Asset Management Operations") and a realized gain of E244 million from the merger of our mortgage banking subsidiary Deutsche Hypothekenbank AG (or Deutsche Hyp) into Eurohypo AG (or Eurohypo)(see
"-- Other -- Description of Business -- Real Estate"), as well as E287 million of other net realized gains on investments (see "-- Results of Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001").

     The selected statistical information on our banking operations set forth in "-- Selected Statistical Information Relating to Our Banking Operations" differs in significant respects from, and may not be comparable to, the financial information presented below. Although we have included Dresdner Bank in our consolidated financial statements since July 23, 2001, the statistical information includes the banking operations of Dresdner Bank for all periods presented. The statistical information for all periods presented also includes the asset management operations of Dresdner Bank, which we do not include in our banking segment. In addition, the statistical information presents the assets and liabilities of Dresdner Bank without reflecting the adjustments that are necessary to apply purchase accounting, which we have applied in the financial information presented below. For additional information, see "-- Selected Statistical Information Relating to Our Banking Operations."

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

     With approximately 1,100 branch offices and 47,000 employees at December 31, 2002, Dresdner Bank is focused on selected customer groups, geographic regions and business areas in which the bank traditionally holds a strong position. Our principal banking products and services include traditional commercial banking activities such as deposit taking, lending (including residential mortgage lending), cash management and transaction banking, as well as corporate finance advisory services, mergers and acquisitions advisory services, capital and money market services, securities underwriting and securities trading and derivatives business on our own account and for our customers.

     We operate through the domestic and international branch network of Dresdner Bank and through various subsidiaries both in Germany and abroad, some of which also have branch networks. At December 31, 2002, our branch banking network comprised approximately 1,000 German branches, giving us a presence throughout Germany, and 100 non-German branches. For 2002, Germany, the Rest of Europe and the NAFTA zone accounted for approximately 77%, 14% and 8%, respectively, of our net revenue from banking operations.

REORGANIZATION OF BUSINESS DIVISIONS

     Dresdner Bank reorganized its business structure in the course of 2001 to focus on two major operating divisions, Private and Business Clients and Corporates & Markets. In 2001, in order to serve comparable customer needs out of a single integrated business division focused on corporate customers and the capital markets, we combined our investment banking activities and our European corporate banking and capital markets activities into our Corporates & Markets division. Effective January 1, 2002, we also integrated our small business operations, which we had previously included as part of our Corporates & Markets division, with our Private Clients division to form a new Private and Business Clients division. The goal of this reorganization is to increase fee and commission income by creating cross-selling opportunities through joint provision of services to both small business and private client customers and by offering a wider range of commission-related services together with additional advisory expertise.

     In addition, effective January 1, 2002, we merged the home loan savings businesses of the Allianz Group and Dresdner Bank, which provide home loans at favorable rates to customers with home loan savings accounts, into a new entity, Allianz Dresdner Bauspar AG, within the new Private and Business Clients division. In 2001, we included the home loan savings business of the Allianz Group other than Dresdner Bank in our Private Clients division, while the home loan savings business of Dresdner Bank was reported with our other real estate activities in the real estate business line of our Other division.

     On August 1, 2002, we also merged our mortgage banking subsidiary, Deutsche Hyp, which was a part of our Other division, with the mortgage banking subsidiaries of Commerzbank and Deutsche Bank into a single entity, Eurohypo. The assets and liabilities of the former Deutsche Hyp were accordingly deconsolidated as of August 1, 2002. In connection with the merger, we provided a guarantee of up to E351 million for loan losses relating to the portfolio of Deutsche Hyp. We account for our remaining interest of approximately 28% of Eurohypo using the equity method. Following the merger, the real estate business line of our banking segment was dissolved. See "-- Other -- Description of Business -- Real Estate."

     In September 2002, in conjunction with the restructuring measures described below, we announced that certain performing loans to non-strategic customers and non-performing loans as well as certain private equity investments held primarily by our Corporates & Markets division and certain undrawn loan commitments would be bundled together in the new IRU within our banking segment, effective in 2003. The aim of the IRU is to free up risk capital through the reduction of risk-weighted assets by restructuring non-performing loans to strategic customers with the intent of returning such loans to the business units from which they originated, while maximizing the recovery from remaining non-performing loans, as well as non-strategic customer loans, through repayment, sale, hedging, securitization and other means. Loans to be bundled together in the IRU are primarily performing loans to non-strategic clients, such as small-capitalization clients in Latin America, Asia and the United States, as well as, to a lesser extent, loans to corporate and private clients that are currently non-performing. The IRU is expected to initially include approximately E31 billion, consisting of approximately E22 billion of loans, (including approximately E7 billion of non-performing loans and approximately E1 billion of potential problem loans) and approximately E1 billion of other non-strategic assets, including private equity investments, and approximately E8 billion of un-drawn commitments.

     In other initiatives, we combined the private equity operations of the Allianz Group and Dresdner Bank into Allianz Private Equity Holding in April 2002 and merged our information technology companies AGIS and DREGIS effective January 1, 2003.

     In May 2003, we announced that our mid-sized corporate clients business, which we had previously included as part of our Corporates & Markets division, would be integrated into our Private & Business Clients division, effective October 2003, to serve our mid-sized corporate clients more efficiently.

COST-CUTTING AND RESTRUCTURING MEASURES

     In 2002, in order to increase operating efficiency and cut costs in our banking segment, Dresdner Bank supplemented its existing restructuring programs introduced in 2000 and 2001 with new initiatives affecting major parts of its banking operations. For these combined initiatives, Dresdner Bank has announced plans to eliminate an aggregate of approximately 11,000 positions and to significantly improve the operating efficiency of Dresdner Bank by 2004. An aggregate of approximately 7,050 positions had been eliminated under these initiatives as of December 31, 2002. We believe that we have made significant progress in 2002 toward reaching these goals, and we intend to continue striving in 2003 toward the successful completion of our cost-cutting initiatives.

     In order to align costs more closely with the two major operating divisions of our banking segment, in 2002 we recorded restructuring charges associated with our cost-cutting and restructuring plans within the respective operating divisions of our banking segment. Restructuring charges originally reflected in net income of our Other division in 2001 have accordingly been reclassified to our Private and Business Clients division and our Corporates & Markets division in order to facilitate comparison with the presentation of such charges in 2002.

     For additional information on restructuring charges recorded in 2002, see "-- Results of Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Other Expenses." For additional information on restructuring charges generally, see also Note 21 to our consolidated financial statements.

     The principal cost-cutting and restructuring measures implemented in 2002 were as follows:

     - In September 2002, we announced further initiatives involving the elimination of an additional approximately 3,000 positions in our banking segment, including approximately 2,100 positions in our Corporates & Markets division, 300 positions in our Private and Business Clients division and 600 positions in our Other division. The goal of the initiatives is to further reduce administrative expenses without reducing operating income. In connection with the elimination of the first 1,500 of these positions, we recorded restructuring charges of approximately E199 million in 2002. We recorded an additional approximately E8 million in charges associated with the termination of a further 111 of these 3,000 positions in the first half of 2003. We expect to record the remaining charges under these plans when such charges qualify under IFRS. Approximately 1,050 employees had been terminated pursuant to these plans as of April 30, 2003.

     - In April 2002, as part of our ongoing cost-cutting measures, we announced the elimination of an additional approximately 200 positions in our Corporates & Markets division. Costs associated with eliminating these positions of approximately E17 million were recorded within Acquisition costs and administrative expenses in 2002 without establishing restructuring provisions. All 200 of these positions had been eliminated as of December 31, 2002. See "-- Results of Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Acquisition Costs and Administrative Expenses."

     Over the course of 2002, we also continued to implement the comprehensive restructuring plans introduced by Dresdner Bank in 2001 and 2000 to reduce administrative expenses:

     - In September 2001, we announced plans involving an aggregate reduction of approximately 1,300 positions throughout our banking segment. In the course of 2001, only our restructuring plans at our German subsidiaries were sufficiently detailed to qualify for restructuring charges to be recorded under IFRS. Pursuant to such qualifying plans, we recorded charges of E31 million in 2001 for the elimination of approximately 240 positions in branch and support functions at our German subsidiaries. Pursuant to plans that qualified for restructuring charges in 2002, we recorded further charges of E73 million in connection with the elimination of approximately 1,000 positions. In addition, we expect to record charges for the elimination of the approximately 60 remaining positions in 2003 when such charges qualify under IFRS. Of the 1,300 positions to be eliminated under these plans, approximately 900 positions had been eliminated as of April 30, 2003.

     - In 2001, in connection with the reorganization of our Corporates & Markets division discussed above (see "-- Reorganization of Business Divisions"), we recorded charges of approximately E118 million for the elimination of approximately 1,500 positions, primarily in front and back office support functions. Additional charges of approximately E6 million associated with the reorganization were recorded in 2002 to reflect a revised estimate of costs associated with leased property. For additional information on the restructuring charges recorded in 2001, see
       "-- Results of Operations -- Year Ended December 31, 2001 -- Other Expenses." Of the 1,500 positions to be reduced under this reorganization, all 1,500 had been eliminated as of December 31, 2002.

     - In 2000, Dresdner Bank announced a restructuring plan calling for consolidation of its German branch network and related back-office activities in Germany, including closing approximately 300 of our German branches, and the discontinuation of commercial lending activities outside of Europe that are not directly related to investment banking, by 2004. These measures included aggregate job cuts of approximately 5,000 employees. Restructuring charges for the plan were initially recorded by Dresdner Bank in 2000, with further charges of approximately E10 million recognized during 2002. Of the charges recorded in 2000, we recorded releases of E76 million in 2002 and E5 million in 2001. The releases recorded in 2002 reflected primarily a decision not to implement plans to relocate certain banking operations in New York and changes in estimates of costs associated with the consolidation of back-office functions in Germany. The releases recorded in 2001 were attributable to changes in estimates of employee termination costs in connection with the discontinuation of our commercial lending activities outside Europe. As a result of this plan, we reduced the total number of German branch locations from approximately 1,350 at December 31, 1999 to approximately 1,000 at December 31, 2002. Of the aggregate 5,000 positions to be eliminated under this plan, approximately 4,200 positions had been eliminated as of April 30, 2003.

     In February 2003, as part of the continued reorganization of our business structure to focus on our two operating divisions, we announced the closure of our wholly owned subsidiary

Lombardkasse AG (or Lombardkasse), a broker-dealer specializing in securities custody and clearing transactions. The closure was effective in February 2003 and involved the termination of approximately 80 employees. Charges of approximately E40 million were recorded within other expenses in 2002 in connection with the termination of certain service contracts associated with the closure. See "-- Results of Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Other Expenses."

     In addition, in February 2003, as part of our efforts to focus on the Allianz and Dresdner Bank brands, we announced plans to integrate the activities of our direct banking subsidiary Advance Bank and Financial Planner into the Allianz Group in 2003. We plan to incorporate the approximately 900 employees of Advance Bank and Financial Planner into the joint sales network of Allianz and Dresdner Bank. In connection with this initiative, we estimate that we may record total charges of approximately E70 million.

     We had approximately 47,000 employees at December 31, 2002 in our banking segment, compared to approximately 52,300 employees (including part-time employees and employees on leave) at December 31, 2001.

COMPETITION

     We are subject to intense competition in all aspects of our banking business from both bank and non-bank institutions that provide financial services and, in some of our activities, from government agencies. Substantial competition exists among a large number of commercial banks, savings banks, other public sector banks, brokers and dealers, investment banking firms, insurance companies, investment advisors, mutual funds and hedge funds to provide the types of banking products and services that we offer in our banking operations. In our Private and Business Clients division, our main competitors are Deutsche Bank, HypoVereinsbank, Commerzbank, Citibank and German savings and cooperative banks. In our Corporates & Markets division, our main competitors for large multinational corporate and financial institution clients are Deutsche Bank, Goldman Sachs, Morgan Stanley, Merrill Lynch, Citigroup and Commerzbank, while our main competitors for medium-sized corporate clients are Deutsche Bank, Commerzbank and HypoVereinsbank, as well as German public state banks and savings and cooperative banks. Competition is based on a number of factors, including distribution systems, transaction execution, products and services, innovation, reputation and price. In recent years, we have generally experienced intensifying price competition as competitors have sought to increase their market share. We believe this trend will continue.

RESULTS OF OPERATIONS

     The following table sets forth certain financial information for our banking operations for the years indicated.

                                                                 YEAR ENDED DECEMBER 31
                                                              ----------------------------
                                                               2002      2001(1)     2000
                                                              -------    -------    ------
                                                                    (E IN MILLIONS)
Interest and similar income.................................   13,336      9,085     1,502
Income (net) from investments in affiliated enterprises,
  joint ventures, and associated enterprises................    2,071(2)   1,016       122
Other income from investments...............................    1,430        628        25
Trading income..............................................    1,081        244         7
Fee and commission income, and income resulting from service
  activities................................................    2,925      1,474         2
Other income................................................      432        308        64
                                                              -------    -------    ------
  Total income..............................................   21,275     12,755     1,722
                                                              -------    -------    ------
Interest and similar expenses...............................   (9,509)    (6,766)   (1,257)
Other expenses for investments..............................   (2,225)      (465)      (33)
Loan loss provisions........................................   (2,222)      (588)      (21)
Acquisition costs and administrative expenses...............   (7,581)    (3,446)     (170)
Amortization of goodwill....................................     (241)       (70)        8
Other expenses..............................................   (1,034)    (1,193)     (125)
                                                              -------    -------    ------
  Total expenses............................................  (22,812)   (12,528)   (1,598)
                                                              -------    -------    ------
Earnings from ordinary activities before taxation...........   (1,537)       227       124
Taxes.......................................................      154          6        67
Minority interests in earnings..............................       25       (453)      (90)
                                                              -------    -------    ------
Net income (loss)...........................................   (1,358)      (220)      101
                                                              =======    =======    ======

---------------

(1) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

(2) Includes a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. See "-- Asset Management Operations." The gain on this transfer was eliminated at the Group level. In addition, this item includes a realized gain of E244 million resulting from the merger of Deutsche Hyp into Eurohypo in August 2002. See "-- Other -- Description of Business -- Real Estate."

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     In the following section, we discuss the consolidated results of our banking operations for the years ended December 31, 2002 and 2001. This discussion focuses on factors and trends that affected our consolidated banking results for the full year 2002 compared to the part-year period after our acquisition of Dresdner Bank on July 23, 2001, since our banking operations prior to our acquisition of Dresdner Bank were not significant. As discussed below, our banking results in 2002 were significantly affected by the merger into Eurohypo and deconsolidation on August 1, 2002 of our former mortgage banking subsidiary Deutsche Hyp (see "-- Other -- Description of
Business -- Real Estate"), as well as the E1,912 million of realized gains recorded in connection with the transfer in August 2002 of Dresdner Bank's German asset management subsidiaries to ADAM (see "-- Asset Management Operations").

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

     The following table shows net interest and current income and its income statement components for the years indicated:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               2002      2001(1)
                                                              -------    -------
                                                               (E IN MILLIONS)
Interest and similar income.................................   13,336     9,085
Income (net) from investments in affiliated enterprises,
  joint ventures and associated enterprises.................    2,071(2)  1,016
Interest and similar expenses...............................   (9,509)   (6,766)
                                                              -------    ------
     Net interest and current income........................    5,898     3,335
                                                              =======    ======

---------------

(1) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

(2) Includes a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. See "-- Asset Management Operations." The gain on this transfer was eliminated at the Group level. In addition, this item includes a realized gain of E244 million resulting from the merger of Deutsche Hyp into Eurohypo in August 2002. See "-- Other -- Description of Business -- Real Estate."

     Interest and similar income consists primarily of income from loans and advances to banks and to customers and investment securities. Interest and similar income from our banking operations was E13,336 million in 2002, reflecting primarily a decrease of approximately E79,700 million, or approximately 19%, of our average interest-earning assets due to the deconsolidation of Deutsche Hyp as of August 1, 2002 and decreasing interest yields in the major markets in which we operate. Of this amount, income from loans and advances to customers accounted for E7,092 million. Interest and similar income on loans and advances to customers was adversely affected by both a decrease in average interest yields and a decrease in average volume due primarily to the deconsolidation in August 2002 of Deutsche Hyp, which affected primarily our German operations. Income from lending and money market transactions was E1,073 million, substantially all of which related to transactions with banks. Interest income from lending and money market transactions was also adversely affected by both a decrease in average interest yields and a decrease in average volume. Interest and similar income from investment securities was E2,232 million, consisting primarily of income from fixed-interest government securities of E1,951 million and corporate debt securities of E50 million, reflecting the significance of fixed-income securities in our portfolio despite decreased volume in our German operations due to the deconsolidation in August 2002 of Deutsche Hyp. Dividends from equity securities, which are included in interest and similar income, were E206 million, reflecting primarily a decline in investments in equity securities.

     Net income from investments in affiliated enterprises, joint ventures and associated enterprises, which consists primarily of realized gains and losses from the disposition of such investments, was E2,071 million in 2002, reflecting primarily a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. See "-- Asset Management Operations." The gain on this transfer was eliminated at the Group level. In addition, net income from investments in affiliated enterprises, joint ventures and associated enterprises included a realized gain of E244 million resulting from the merger of Deutsche Hyp into Eurohypo in August 2002. See
"-- Other -- Description of Business -- Real Estate."

     Interest and similar expense consists primarily of interest expense on certificated liabilities, deposits, repurchase agreements and derivatives qualifying for hedge accounting treatment. Interest and similar expense was E9,509 million in 2002, consisting primarily of interest expense of E4,075 million on deposits, E3,633 million on certificated liabilities, consisting of long-term bonds and certificated money-market instruments, as well as long-term subordinated liabilities (E578 million) and profit participation certificates (E133 million), which reflected in each case the impact of a general decline in interest rates as well as declining volumes. The decline in volumes was due primarily to a decrease of approximately E76,200 million, or 21%, in our average interest-bearing liabilities due to the deconsolidation in August 2002 of Deutsche Hyp and reduced funding requirements as a result of reduced lending activities. The impact of the deconsolidation was particularly evident in certificated liabilities and in liabilities to customers. Other interest expense was E1,090 million.

     Net interest and current income from our banking operations was E5,898 million in 2002, reflecting primarily decreased interest and similar income due to lower interest rates and decreased lending volumes, which were more than offset by income from investments in affiliated enterprises, joint ventures and associated enterprises of E2,071 million, reflecting realized gains from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM (E1,912 million) and the merger in August 2002 of Deutsche Hyp into Eurohypo (E244 million), as well as decreased interest and similar expense due to decreased average liability volumes and lower average interest rates.

     We define our net interest spread and our net interest margin by reference to the information set forth in "-- Selected Statistical Information Relating to Our Banking Operations -- Average Balance Sheet and Interest Rate Data." Our net interest spread, which consists of the difference between the average interest rate earned on average interest-earning assets of 4.0% and the average interest rate paid on average interest-bearing liabilities of 3.7%, was 0.3% in 2002, reflecting an overall reduction in interest income from higher-yielding loans to customers and investment securities, due primarily to the deconsolidation in August 2002 of Deutsche Hyp, reduced lending volumes and an overall decline in the interest rate environment. Our net interest margin, which we define as net interest income, including net interest income on trading assets and trading liabilities, as a percentage of average interest-earning assets, was 0.7% in 2002. For further information concerning the net interest spread and net interest margin in our banking business for 2002 and prior years, see
"-- Selected Statistical Information Relating to Our Banking Operation -- Net Interest Margin."

     Other Income from Investments. Other income from investments consists primarily of realized gains on investments. Other income from investments was E1,430 million in 2002, primarily as a result of E1,265 million of realized gains on the disposition of equity securities available for sale, including intercompany transfers to reposition equity investments within the Group in the course of 2002, and an additional E116 million on the disposition of government debt securities available for sale. The gains on these intercompany transfers were eliminated at the Group level.

     Trading Income. Trading income comprises mainly realized and unrealized gains and losses from trading in interest and equity products, foreign exchange and precious metals, and the effects of derivative contracts that do not qualify for hedge accounting. Trading income is net of interest expense and includes both proprietary trading revenues and margins realized from trades made on behalf of customers. Trading income was E1,081 million in 2002, reflecting primarily the full-year consolidation of Dresdner Bank in 2002 and a significant increase in trading income from interest products such as government bonds and corporate bonds, as well as derivatives on interest products. Trading income from interest products was E738 million in 2002, reflecting an increase in the trading volume of interest products due to ongoing weakness in the equity securities markets. Income from trading in equity products was a loss of E49 million. Income from foreign exchange and precious metals trading was E301 million, while income from the effects of derivative contracts that do not qualify for hedge accounting declined to E90 million, reflecting the decrease in income from derivative instruments that do not qualify for hedge accounting and are therefore recorded at fair value. Gains or losses on such financial instruments arising from valuation at fair value are included in trading income. For additional information on trading income in our banking operations, see Note 28 to our consolidated financial statements.

     Fee and Commission Income, and Income from Service Activities. Fee and commission income, and income from service activities from our banking operations comprises mainly fees and commissions from our securities, lending, transaction banking, underwriting and mergers and acquisitions advisory businesses. Fee and commission income, and income from service activities was E2,925 million in 2002. Fee and commission income from our securities business was E1,066 million for this period, reflecting decreased transaction volume in our equity products business due to the continuing reluctance of German clients to engage in equity securities transactions in light of market conditions. Fee and commission income from our mergers and acquisitions advisory businesses (E252 million) and our underwriting business (E104 million) also was negatively affected as a result of slowing market activity in the underwriting and advisory businesses in 2002. In addition, fee and commission income included commission income on account and payment transactions (E390 million), insurance, real estate and other brokerage commissions (E232 million), commissions earned from lending (E196 million), commissions earned for asset management products from third-party customers (E207 million) and commissions earned from our ADAM segment for marketing and selling their asset management products (E113 million).

     Other Income. Other income from our banking operations was E432 million, consisting primarily of income from releasing or reducing miscellaneous accrued liabilities (E53 million), non-trading foreign currency transaction gains (E36 million), gains from disposals of fixed assets (E28 million) and other income (E279 million).

     Other Expenses for Investments. Other expenses for investments from our banking operations consist of realized losses and impairment writedowns on securities and other investments. Other expenses for investments were E2,225 million in 2002, reflecting E1,129 million of impairment writedowns, primarily on equity securities, and E1,096 million of realized losses, mainly on investments in equity securities. The realized losses on equity securities reflected primarily realized losses on two major shareholdings as part of intercompany transfers to reposition equity investments within the Group in the course of 2002. The losses on intercompany transfers were eliminated at the Group level.

     Loan Loss Provisions. Loan loss provisions in our banking operations consists of specific loan loss provisions, country loan loss provisions and general loan loss provisions. In addition, provisions for contingent liabilities relating to our lending business are included in this category. We establish specific loan loss provisions if we consider it probable that specifically identified borrowers are no longer able to make their contractually agreed upon interest and principal payments. We establish general loss provisions to provide for incurred but unidentified losses that are inherent in the loan portfolio as of the relevant balance sheet date. We establish country risk provisions for transfer risk, which is a measure of the likely ability of a borrower in a certain country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in that country, on the basis of our country rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile. For the year ended December 31, 2002, additions to net loan loss provisions in our banking segment were E2,222 million, consisting of E3,106 million of new provisions, offset in part primarily by releases of E810 million of existing provisions and recoveries of E74 million.

     We recorded new specific loan loss provisions of E2,889 million in 2002, of which E2,151 million related to corporate borrowers, particularly in the telecommunications, media and construction sectors, reflecting the continued weakness in the global economy, deteriorating credit quality of borrowers and increased insolvencies. We also recorded specific provisions of E665 million relating to private individuals and E73 million relating to banks. Country loan loss provisions were a net release of E97 million in 2002, reflecting releases of E208 million, due primarily to country upgrades, decreased lending volumes and other reductions of exposures subject to country risk provisions, offset in part by increased provisions of E111 million primarily relating to exposures in Brazil. Net general loan loss provisions were E89 million in 2002, based primarily on historical loss experience and management's assessment of the credit quality of the loan portfolio caused by the deteriorating condition of the global economy. Of the additional net loan loss provisions of E2,222 million in 2002, we recorded E1,592 million in our Corporates & Markets division, primarily in Germany, Latin America and the United States, E561 million in our Private and Business Clients divisions, primarily in Germany, and E69 million in our Other division. A total of approximately E1,259 million of the net specific loan loss provisions in 2002 related to borrowers in Germany.

     The continuing weakness in the loan portfolio of our banking segment is evidenced by the increase in our non-performing loans and potential problem loans in 2002. For additional information on non-performing loans and potential problem loans, see "-- Selected Statistical Information Relating to Our Banking Operations -- Risk Elements." At December 31, 2001, our non-performing loans and potential problem loans were E13,655 million and E2,876 million, respectively, which included approximately E3,306 million of non-performing loans and E670 million of potential problem loans, respectively, attributable to the loan portfolio of Deutsche Hyp. Excluding Deutsche Hyp, at December 31, 2001, our non-performing loans and potential problem loans were E10,349 million and E2,206 million, respectively. At December 31, 2002, following the deconsolidation of Deutsche Hyp on August 1, 2002, our non-performing loans and potential problem loans were E11,625 million and E2,437 million, respectively. On a comparable basis, excluding loans attributable to Deutsche Hyp, these amounts represented a net increase of E1,276 million, or 12.3%, in non-performing loans and E231 million, or 10.5%, in potential problem loans from year-end 2001. At December 31, 2002, the ratio of the total allowances for loan losses to total loans was approximately 5.2%, while the ratio of the total allowances for loan losses to total non-performing loans was approximately 59.9%, in each case reflecting the deconsolidation of Deutsche Hyp. These percentages represented an increase from the corresponding ratio of 4.5% and a decrease from the corresponding ratio of 68.5%, respectively, at December 31, 2001, on a comparable basis excluding loans and allowances for loan losses attributable to Deutsche Hyp.

     Since 2000, Dresdner Bank has charged off loans when, based on management's judgment, all economically sensible means of recover have been exhausted. Prior to 2000, Dresdner Bank charged off loans only when all legal means of recovery had been exhausted. This change in practice has affected both the timing and amount of charge-offs in the years 2000 to 2002, and in 2002 also affected the level of our non-accrual loans. In 2002, our banking segment's gross charge-offs were E1,889 million. See "-- Selected Statistical Information Relating to the Our Banking Operations -- Summary of Loan Loss Experience."

     To reduce our exposure to credit risks, we have taken a variety of steps in 2002 and 2003, including reducing our loans to corporate borrowers in the United States, Argentina and Brazil. In addition, in 2003, we began the process of reorganizing certain performing loans to non-strategic customers, non-performing loans and certain other non-strategic assets into the IRU. See
"-- Reorganization of Business Divisions." For additional information, see
"-- Selected Statistical Information Relating to Our Banking
Operations -- Summary of Loan Loss Experience."

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses in our banking segment, which consist primarily of personnel expenses and operating expenses, were E7,581 million in 2002. Personnel expenses amounted to E4,335 million, reflecting primarily decreased wages and salary expenses, social security and pension expenses due to a reduction in headcount as a result of our ongoing cost-cutting and restructuring measures and the expiration of the bonus and retention agreements with Dresdner Bank executives and key management personnel made after merger negotiations with Deutsche Bank in 2000. These decreases were offset in part by continuing bonus and retention payments made in connection with the acquisition of Wasserstein Perella & Co. in January 2001. Bonus and retention payments recorded in 2002 amounted in the aggregate to E1,058 million. Operating expenses were E3,246 million, consisting mainly of occupancy-related costs (E1,263 million), depreciation expenses (E395 million), fee and commission expenses (E267 million), marketing and advertising expenses (E249 million), expenses for amortization of software and other intangible assets (E235 million), travel expenses (E143 million), consulting fees (E134 million), training costs (E125 million) and other operating expenses (E435 million). For a discussion of our restructuring program to reduce administrative expenses, see "-- Cost-Cutting and Restructuring Measures."

     Amortization of Goodwill. Amortization of goodwill in our banking operations was E241 million in 2002, attributable primarily to the acquisition of Dresdner Bank on July 23, 2001. See Note 3 to our consolidated financial statements.

     Other Expenses. Other expenses from our banking operations were E1,034 million in 2002, reflecting primarily restructuring charges of E245 million, and writedowns of E202 million relating to an investment in a real estate property owned by Dresdner Bank, as well as other expenses of E587 million, including E40 million of costs recorded in connection with the termination of certain service contracts associated with the closure of Lombardkasse. Restructuring charges recorded in 2002 consisted primarily of charges relating to cost-cutting measures in our Corporates & Markets division (E288 million), offset in part by releases of E87 million from restructuring plans initiated by Dresdner Bank in 2001 and 2000. For a discussion of our restructuring programs, see "-- Cost Cutting and Restructuring Measures." See also Note 21 to our consolidated financial statements.

     Taxes. Taxes on our banking segment amounted to a tax credit of E154 million in 2002. The tax benefit was due to tax losses, for which a deferred tax asset was recognized.

     Minority Interests in Earnings. Minority interests in our banking segment were a credit of E25 million in 2002.

     Net Income. Net income for our banking operations was a loss of E1,358 million in 2002, reflecting the continued weakness in the capital markets and the deteriorating credit quality of borrowers in Germany and our other major markets. The loss was attributable primarily to a significant decline in income in conjunction with a high level of net loan loss provisions (E2,222 million), writedowns on investment securities (E1,129 million) and realized losses on investment securities (E1,096 million), offset in part by realized gains from the transfer of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM (E1,912 million), the merger of Deutsche Hyp into Eurohypo (E244 million) and realized gains on equity securities (E1,265 million), as well as a tax credit (E154 million). Although we were able to reduce administrative expenses significantly over the course of 2002 as a result of cost-cutting and restructuring measures (see "-- Cost Cutting and Restructuring Measures"), the reduction in costs was not sufficient to offset the decline in income.

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

     The following table shows net interest and current income and its income statement components for the years indicated:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                              2001(1)    2000
                                                              -------   ------
                                                              (E IN MILLIONS)
Interest and similar income.................................   9,085     1,502
Income (net) from investments in affiliated enterprises,
  joint ventures and associated enterprises.................   1,016       122
Interest and similar expenses...............................  (6,766)   (1,257)
                                                              ------    ------
     Net interest and current income........................   3,335       367
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

     Net income from investments in affiliated enterprises, joint ventures and associated enterprises was E1,016 million in 2001, reflecting primarily realized gains of E866 million from the sale of equity holdings in Munich Re in connection with our acquisition of Dresdner Bank on July 23, 2001. For additional information on our disposition of ordinary shares of Munich Re in 2001, see "Major Shareholders and Related Party Transactions -- Transaction with Munich Re."

     Interest and similar expense was E6,766 million in 2001, consisting primarily of interest expense of E3,837 million on certificated liabilities, including long-term bonds and long-term subordinated liabilities, which reflected the impact of declining interest rates. Interest expense on deposits and from repurchase agreements was E2,079 million, reflecting primarily an increase with respect to repurchase agreements in the volume of short term transactions due to uncertain economic conditions, as well as a slight increase in the average balance of deposits from customers, particularly non-German corporate clients, offset in part by a decrease in deposits from banks.

     Net interest and current income from our banking operations amounted to E3,335 million in 2001. Excluding our sale of a part of our shareholding in Munich Re, there was a downward trend in net interest and current income in 2001 due to a shift in the second half of the year from corporate and customer lending to lower-yielding reverse repurchase agreements and investment securities and a shift in funding from deposits from banks to repurchase agreements.

     Our net interest spread was 0.36% in 2001, reflecting a change in the mix of interest income from higher-yielding loans to customers to lower-yielding reverse repurchase agreements and trading assets, and a change in the mix of funding from higher-yielding deposits from banks to lower-yielding repurchase agreements. Our net interest margin was 0.45% in 2001. In each case, our net interest spread and margin reflect income and expense from Dresdner Bank only for the period from July 23, 2001 to December 31, 2001, calculated as a percentage of the average assets for such period. For a discussion of the interest spread and margin in our banking business for the full year 2001 and prior years, see
"-- Selected Statistical Information Relating to Our Banking Operation -- Net Interest Margin."

     Other Income from Investments. Other income from investments amounted to E628 million in 2001, primarily as a result of E406 million of realized gains on the disposition of equity securities available for sale, including primarily shareholdings of Dresdner Bank, and an additional E92 million on the disposition of government debt securities available for sale.

     Trading Income. Trading income was E244 million in 2001, reflecting primarily income from other dealings in derivative financial instruments of E177 million, net of trading interest expense. Income from securities trading was E67 million, reflecting gains from foreign exchange and bond trading which more than offset losses in the equity trading portfolio. For additional information on trading income in our banking operations, see Note 28 to our consolidated financial statements.

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

     Other Income. Other income from our banking operations in 2001 was E308 million.

     Other Expenses for Investments. Other expenses for investments were E465 million in 2001, reflecting primarily E340 million of realized losses, mainly on investments in equity securities and E125 million of impairment writedowns. The realized losses on equity securities reflected primarily realized losses on shareholdings of Dresdner Bank.

     Loan Loss Provisions. For the year ended December 31, 2001, net loan loss provisions in our banking segment were E588 million, consisting of E1,197 million of new provisions, offset in part primarily by releases of E593 million of existing provisions. Provisions for loan losses in 2001 significantly exceeded expectations in both our German and non-German loan portfolios, due primarily to the continuing deterioration of the global economy. In our Dresdner Bank operations, we added specific loan loss provisions of E562 million for corporate borrowers and E308 million for private clients. All of our private client provisions and the majority of our corporate provisions were incurred in respect of German borrowers. A substantial part of our non-German corporate provisions in 2001 were incurred in the United States, including approximately E100 million related to one corporate borrower. We recorded net general loss provisions of E33 million in 2001, based primarily on historical loss experience and management's assessment of the credit quality of the loan portfolio caused by the deteriorating condition of the global economy, and released net country risk provisions of E92 million. To reduce our loan loss exposure, we took a variety of steps in 2001, including reducing our loans to corporate borrowers in the United States by approximately 25% for the year ended December 31, 2001. To manage country risk, we also reduced our loan exposure in Latin American and other problem loan countries, including Argentina, which helped to reduce the impact on our banking operations of the Argentine financial crisis in late 2001. For additional information, see "-- Selected Statistical Information Relating to Our Banking Operations -- Summary of Loan Loss Experience."

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses in our banking segment were E3,446 million in 2001. Personnel expenses amounted to E2,045 million, reflecting primarily wages and salary expenses, social security and pension expenses and bonus and retention payments made to Dresdner Bank executives and key management personnel pursuant to agreements made after merger negotiations with Deutsche Bank in 2000 and in connection with the acquisition of Wasserstein Perella & Co. in January 2001. Bonus and retention payments recorded in 2001 amounted in the aggregate to E744 million, of which E462 million were recorded in acquisition costs and administrative expenses and E282 million in other expenses. See "-- Other Expenses." Operating expenses were E1,401 million, consisting mainly of rental expenses (E376 million), depreciation expenses (E205 million), fee and commission expenses (E184 million), marketing and advertising expenses (E151 million), training and outsourcing expenses (E92 million) and travel expenses (E84 million). For a discussion of our restructuring program to reduce administrative expenses, see "-- Cost-Cutting and Restructuring Measures."

     Amortization of Goodwill. Amortization of goodwill in our banking operations was E70 million in 2001, attributable primarily to the acquisition of Dresdner Bank on July 23, 2001.

     Other Expenses. Other expenses from our banking operations were E1,193 million in 2001, reflecting primarily charges of E206 million recorded in connection with the integration of Dresdner Bank into the Allianz Group, restructuring charges of E132 million, expenses for amortization of software and other intangible assets of E119 million and consulting fees of E60 million. Other expenses also included bonus and retention payments of E282 million; we recorded the additional bonus and retention payments noted above in acquisition costs and administrative expenses. The integration costs of E206 million comprised mainly consulting costs of E98 million and other non-staff costs of E95 million relating primarily to integration of information technology systems. We recorded additional charges in connection with the integration of Dresdner Bank at Allianz AG, the results of which are shown in our property-casualty business segment. See "-- Insurance Operations -- Property-Casualty Insurance Operations -- Results of Operations -- Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 -- Acquisition Costs and Administrative Expenses." Restructuring charges recorded in 2001 consisted primarily of charges relating to the reorganization of our Corporates & Markets division (E118 million) and other German subsidiaries (E31 million), offset in part by releases of E17 million from restructuring plans initiated in May 2000. For a discussion of our restructuring programs, see "-- Cost Cutting and Restructuring Measures." See also Note 21 to our consolidated financial statements.

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

     Net Income. Net income for our banking operations was a loss of E220 million in 2001, reflecting the weakness in the capital markets, particularly in the second half of 2001. The loss was attributable primarily to reduced fee and commission income (E1,474 million), due primarily to decreased transaction volume attributable to clients' general reluctance to engage in securities transactions, in combination with a high level of net loan loss provisions (E588 million). At the same time, administrative expenses were high (E3,446 million), due largely to high personnel costs and bonus and retention payments, and we incurred significant other expenses (E1,193 million), primarily in connection with the integration of Dresdner Bank into the Allianz Group and the implementation of measures to restructure our banking segment as discussed above. See "-- Cost Cutting and Restructuring Measures."

BANKING OPERATIONS BY DIVISION

     We conduct our banking operations through two principal operating business divisions, Private and Business Clients and Corporates & Markets. Our Other division includes income and expense items that are not attributable to one of our operating divisions.

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

                   BANKING OPERATIONS -- KEY DATA BY DIVISION

                                                       YEAR ENDED DECEMBER 31,
                                  ------------------------------------------------------------------
                                        2002(1)                2001(2)                  2000
                                  -------------------   ----------------------   -------------------
                                     NET        NET        NET          NET         NET        NET
                                  REVENUE(3)   INCOME   REVENUE(3)   INCOME(4)   REVENUE(3)   INCOME
                                  ----------   ------   ----------   ---------   ----------   ------
                                                           (E IN MILLIONS)
Private and Business
  Clients(5)....................    3,227        (304)    1,678         (160)        --         --
Corporates & Markets(5).........    3,598      (1,642)    1,725         (797)        --         --
Other(5)........................    2,349         804     1,861        1,260        432        183
                                    -----      ------     -----        -----        ---        ---
Subtotal........................    9,174      (1,142)    5,264          303        432        183
                                    -----      ------     -----        -----        ---        ---
Amortization of goodwill........       --        (241)       --          (70)        --          8
Minority Interests..............       --          25        --         (453)        --        (90)
                                    -----      ------     -----        -----        ---        ---
Total...........................    9,174      (1,358)    5,264         (220)       432        101
                                    =====      ======     =====        =====        ===        ===

---------------

(1) Includes a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. See "-- Asset Management Operations." The gain on this transfer was eliminated at the Group level. In addition, includes a realized gain of E244 million resulting from the merger of Deutsche Hyp into Eurohyp in August 2002. See "-- Other -- Description of Business -- Real Estate."

(2) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

(3) Consists of total income less interest and similar expenses, other expenses for investments, fees and commission expenses and other investment-related expenses.

(4) Restructuring charges of E14 million and E95 million originally reflected in net income of our Other division have been reclassified to our Private and Business Clients division and our Corporates & Markets division, respectively, to facilitate comparison with the presentation of such charges in 2002. In addition, integration charges of E44 million and E16 million originally reflected in Net income of our Other division have been reclassified to our Private and Business Clients division and our Corporates & Markets division, respectively, to facilitate comparison with the presentation of such charges in 2002.

(5) In order to facilitate comparison with the presentation of amounts in 2002, amounts for 2001 have been reclassified to reflect the integration effective January 1, 2002 of our small business operations, which we had previously included as part of our Corporates & Markets division, with our former Private Clients division to form our new Private and Business Clients division.

             BANKING OPERATIONS -- KEY DATA BY GEOGRAPHIC REGION(1)

                                                        YEAR ENDED DECEMBER 31,
                       ------------------------------------------------------------------------------------------
                                   2002                         2001(2)                          2000
                       ----------------------------   ----------------------------   ----------------------------
                       TOTAL       NET        NET     TOTAL       NET        NET     TOTAL       NET        NET
                       INCOME   REVENUE(3)   INCOME   INCOME   REVENUE(3)   INCOME   INCOME   REVENUE(3)   INCOME
                       ------   ----------   ------   ------   ----------   ------   ------   ----------   ------
                                                            (E IN MILLIONS)
Germany..............  15,976     7,059       1,858   12,515      6,227     1,931      144        70          2
Rest of Europe.......   6,687     1,177        (999)   3,853      1,451      (434)   1,444       331        166
NAFTA................   2,483       755      (1,527)     984        572      (218)      --        --         --
Rest of World........   1,164       206        (474)     544        245      (106)     134        31         15
Consolidation
  adjustments(4).....  (5,035)      (23)         --   (5,141)    (3,231)     (870)      --        --         --
                       ------     -----      ------   ------     ------     -----    -----       ---        ---
  Total..............  21,275     9,174      (1,142)  12,755      5,264       303    1,722       432        183
                       ======     =====      ======   ======     ======     =====    =====       ===        ===

---------------

(1) Represents the location of the entity or branch that recorded the transaction.

(2) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

(3) Consists of total income (less interest and similar expenses, other expenses for investments, fees and commission expenses, other investment-related expenses).

(4) Represents elimination of intercompany transactions between Group companies in different geographic regions.

                          PRIVATE AND BUSINESS CLIENTS

DESCRIPTION OF BUSINESS

     We serve our private and small business customers through our Private and Business Clients division. In 2002, our Private and Business Clients division accounted for approximately 35.2% of our net revenue from banking operations.

     Our Private and Business Clients business is one of our two core banking activities. We believe that rising levels of private wealth, increasing emphasis on private retirement provision and an interest in equity securities and investment funds are increasing long-term demand not only in Germany, but throughout Europe for sophisticated, individualized investment and private retirement provision advice. Focusing on structured investment and private retirement provision advice is a core element of our Private and Business Clients strategy. Our Private and Business Clients operations also continue to grow in importance for the distribution of investment banking, asset management and insurance products. We aim to bundle our banking know-how to provide private individual and small business clients with similar advisory requirements with an all-around selection of products and services for their business as well as private financial needs. In 2002, we provided Private and Business Clients banking products and services to approximately 5.7 million customers with more than E49 billion of deposits and more than E93 billion of assets held under custody.

     Our Private and Business Clients customer base consists of high net worth customers worldwide, individual customers in Germany (including affluent customers) and small business customers.

PRODUCTS AND SERVICES

     We offer a wide range of banking, asset management and insurance products and services for high net worth, affluent and other private individual customers. For our high net worth customers, we offer sophisticated, personalized solutions through Dresdner Private Banking

International. Our services include advisory and discretionary portfolio management, fund-based portfolio management, administration of trusts and estates and structural asset analysis, including tax planning. For our affluent customers, we provide structured financial advice based on a variety of financial planning and investment tools and products, such as mutual funds, mutual fund portfolio management, tax-advantaged products and alternative investments. For our other private individual customers, our banking products and services include deposit-taking, the transmission of payments, commercial and consumer lending, mortgage lending and other property-related financing services, credit card operations, securities brokerage and asset management services and insurance. For our small business customers, we provide comprehensive financial advice for their private and business needs, including assistance with credit facilities and securities investment, company pension scheme and insurance products and services. We allocate fees between our banking segment and our asset management and insurance segments in the case of cross-segment sales and distribution activities, e.g., the sale of proprietary fund products or insurance policies through our Private and Business Client distribution channels.

DISTRIBUTION

     In our Private and Business Clients division, we distribute our products primarily through our branch bank network and our on-site securities advisors, as well as our network of ATMs. We also offer our banking products and services through a variety of other Internet and electronic banking channels, Allianz Group insurance agencies and call centers.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Net Revenue. Net revenue in our Private and Business Clients division was E3,227 million in 2002, reflecting primarily flat net interest and current income and fee and commission income, despite the weakness in the capital markets, due primarily to the successful introduction of new products.

     Net Income. Net income in our Private and Business Clients division amounted to a loss of E304 million in 2002, primarily as a result of flat income, in combination with a high level of loan loss provisions relating to German borrowers, offset in part by reduced administrative expenses. The increase in loan loss provisions was attributable in part to the inclusion in 2002 in our Private and Business Clients division of small business customers, whose credit quality continued to deteriorate during the year.

YEAR ENDED DECEMBER 31, 2001

     Net Revenue. Net revenue in our Private and Business Clients division was E1,678 million in 2001, reflecting primarily the downward trend in net fee and commission income due to decreased transaction volume attributable to German clients' reluctance to engage in securities transactions.

     Net Income. Net income in our Private and Business Clients division amounted to a loss of E160 million in 2001, primarily as a result of declining net fee and commission income, in combination with a high level of loan loss provisions relating to German borrowers.

                              CORPORATES & MARKETS

DESCRIPTION OF BUSINESS

     We serve our corporate and capital markets customers through our Corporates & Markets division, into which we combined our former investment banking and corporate clients business divisions in 2001. Through this combination, we aim to take advantage of our access to corporate Europe, our strong credit rating, our extensive capital markets experience around the world and our strong position in Germany and the United Kingdom. In 2002, our Corporates & Markets division accounted for approximately 39.2% of our net revenue from banking operations.

     Our Corporates & Markets division is focused on raising capital for corporate and institutional customers in our core markets of Germany, the United Kingdom and other countries in Western Europe and the United States. We offer a wide range of investment banking, commercial banking and other capital markets products and services to our Corporates & Markets customers. Our customer base consists of approximately 20,000 client groups, most of which are domiciled in Germany.

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

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Net Revenue. Net revenue in our Corporates & Markets division was E3,598 million in 2002, reflecting mainly decreased net interest earned and decreased fee and commission income, particularly in our mergers and acquisitions and other advisory business. Trading income from interest products was flat, reflecting a shift into interest products as a result of the poor performance of many equity indices.

     Net Income. Net income in our Corporates & Markets division was a loss of E1,642 million in 2002. Net income for our Corporates & Markets business declined primarily as a result of decreased net interest earned and fee and commission income, in conjunction with significant increases in net loan loss provisions and writedowns on private equity investments as a result of deteriorating economic conditions. Although we were able to reduce administrative expenses significantly as a result of cost-cutting and restructuring measures, the reduction in costs was not sufficient to offset the decline in income.

YEAR ENDED DECEMBER 31, 2001

     Net Revenue. Net revenue in our Corporates & Markets division was E1,725 million in 2001, reflecting mainly decreased fee and commission income, particularly in our mergers and acquisitions and other advisory business, and decreased trading income, particularly from equity securities, due to the weak capital markets. These declines were offset in part by increased interest income and trading income from fixed-income securities, reflecting a shift into fixed-income securities as a result of the poor performance of many equity indices.

     Net Income. Net income in our Corporates & Markets division was a loss of E797 million in 2001. Net income for our Corporates & Markets business declined primarily as a result of decreased fee and commission and trading income, in conjunction with increases in net loan loss provisions and writedowns on private equity investments as a result of deteriorating economic conditions, as well as high personnel and other administrative expenses.

                                     OTHER

DESCRIPTION OF BUSINESS

     Our banking segment's Other division contains income and expense items that are not directly assigned to our operating divisions, as well as our transaction banking and, until August 2002, real estate business lines. Income and expense items that are not directly assigned to our operating divisions include, in particular, expenses for banking segment functions and projects affecting more than one division, realized gains and losses from our strategic investment portfolio and provisioning requirements for country and general risks. In addition, other items contains charges for the restructuring measures that have been introduced. See "-- Cost-Cutting and Restructuring Measures." In 2002, our banking segment's Other division accounted for approximately 25.6% of our net revenue from banking operations.

     Real Estate. Until August 2002, we served our real estate customers through our real estate business line, which comprised primarily the business operations of our mortgage bank Deutsche Hyp and our German real estate fund management subsidiary, DEGI Deutsche Gesellschaft fur Immobilienfonds GmbH (or
DEGI).

     On August 1, 2002, we merged Deutsche Hyp with Rheinische Hypothekenbank AG, the mortgage banking subsidiary of Commerzbank, and Eurohypo AG, the mortgage banking subsidiary of Deutsche Bank, into a single entity, which retained the name Eurohypo. We deconsolidated Deutsche Hyp, which had assets of E79,134 million and liabilities of E76,784 million as of the date of the deconsolidation, on August 1, 2002. We hold an ownership interest of approximately 28% in Eurohypo, while Deutsche Bank and Commerzbank hold approximately 38% and 32% respectively, with the remainder publicly traded. We expect Eurohypo to develop over the next several years into a strong competitor in the European commercial mortgage banking market by achieving economies of scale and offering a broader product portfolio. Eurohypo retained the existing residential and other private mortgage banking business of Deutsche Hyp at the time of the merger, while our new residential and other private mortgage banking operations were transferred to Allianz Leben. As of August 1, 2002, the real estate business line in our Other division was dissolved. Our German real estate fund management subsidiary DEGI remained in our banking segment's Other division.

     Transaction Banking. As a corporate service unit in Germany, our transaction banking business line primarily provides our Private and Business Clients and Corporates & Markets divisions, as well as ADAM and other Allianz Group companies, with a wide variety of products and services relating to the processing of securities business and payments transactions. Through our custody business, we offer a comprehensive range of custody products and services to national and international financial intermediaries. As of December 31, 2002, the total market value of securities under custody in Dresdner Bank was E415 billion.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Net Revenue. Net revenue in our Other division was E2,349 million in 2002, reflecting primarily realized gains of E1,912 million on the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM, E1,265 million on intercompany transfers of equity securities and E244 million on the merger in August 2002 of Deutsche Hyp into Eurohypo, offset in part primarily by realized losses on investment securities (E1,096 million), writedowns of investment securities (E1,129 million) and the negative effect on income attributable to the deconsolidation in August 2002 of Deutsche Hyp.

     Net Income. Net income in our Other division was E1,775 million in 2002. Net income was positively affected by realized gains, offset primarily by writedowns on investment securities and realized losses on investment securities.

YEAR ENDED DECEMBER 31, 2001

     Net Revenue. Net revenue in our Other division was E804 million in 2001, reflecting primarily realized gains of E866 million from the sale of shares of Munich Re held by Dresdner Bank, other investment income of E628 million from realized gains on our strategic investment portfolio, changes in the fair value of non-qualifying hedge derivatives and interest income from our mortgage lending operations, offset in part by other expense from investments of E465 million consisting of realized losses and writedowns of investments.

     Net Income. Net income in our Other division was E1,260 million in 2001. Net income was positively affected by the disposition of Munich Re shares and other investment income, offset primarily by realized losses on investments of E340 million, restructuring charges of E23 million and charges of E146 million relating to the integration of Dresdner Bank into the Allianz Group.

                          ASSET MANAGEMENT OPERATIONS

ASSET MANAGEMENT OPERATIONS

     Our asset management segment operates as a global provider of institutional and retail asset management products and services to third-party investors and provides investment management services to our insurance operations. We managed approximately E989 billion of third-party assets and Group's own investments on a worldwide basis as of December 31, 2002, with key management centers in Munich, Frankfurt, London, Paris, Singapore, Hong Kong, Milan, Westport, Connecticut, and San Francisco, San Diego and Newport Beach, California. Our third-party assets under management have grown significantly in recent years, with the exception of 2002, and were approximately E561 billion as of December 31, 2002. As measured by total assets under management at December 31, 2002, we were one of the five leading asset managers in the world.

     The following table sets forth certain key data concerning our asset management operations at December 31 for the years indicated:

                       ASSETS UNDER MANAGEMENT: KEY DATA

                                                          DECEMBER 31,
                                      -----------------------------------------------------
                                           2002              2001(1)             2000
                                      ---------------   -----------------   ---------------
                                         E        %         E         %        E        %
                                                         (E IN MILLIONS)
Third-party assets(2)...............  560,588    56.7     620,458    55.1   336,424    48.0
Group's own investments(3)..........  403,061    40.7     480,876    42.7   341,283    48.7
Separate account assets(2)(4).......   25,657     2.6      24,692     2.2    22,770     3.3
                                      -------   -----   ---------   -----   -------   -----
Total...............................  989,306   100.0   1,126,026   100.0   700,477   100.0
                                      =======   =====   =========   =====   =======   =====

---------------

(1) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

(2) Assets are presented at fair value.

(3) Includes trading liabilities and adjustments to reflect real estate and investments in affiliated enterprises, joint ventures and associated enterprises at market value, and excludes certain loans to banks and loans to customers. Amounts in 2001 have been revised to facilitate comparison with the presentation of Group's own investments in 2002.

(4) Represents investments held on account and at risk of life insurance policyholders.

     Our asset management operations pursue two separate but related objectives. In our third-party asset management business, we seek to leverage the power of our portfolio management expertise, existing customer relationships and distribution to maintain and further develop our position as a leading global asset manager. In the management of our Group's own investments, we seek to maximize long-term total return on our investments for the benefit of our shareholders and policyholders, including the value of our portfolio of financial and industrial equity participations, while remaining within the Group's risk management guidelines.

     We manage our third-party asset management business primarily through ADAM, our wholly owned asset management subsidiary formed after our acquisition of Dresdner Bank in July 2001. We reorganized our former financial services segment in late 2001 under ADAM in order to integrate the asset management operations of Dresdner Bank, to achieve new economies of scale and to extend the reach of our distribution networks for asset management products and services. We consolidated the assets and liabilities and results of operations of Dresdner Bank's asset management business into our asset management segment as of July 23, 2001, the date of the acquisition. In August 2002, we transferred substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. Debt outstanding as a result of this transfer was repaid in full as of July 2003. The banking operations formerly included in our financial services segment are now a part of our banking segment. See "-- Banking Operations." As of December 31, 2002, ADAM managed approximately E513 billion, or 91%, of our third-party assets under management and approximately E194 billion, or 48%, of our Group's own investments. The remainder of our third-party assets are managed by Dresdner Bank (approximately E24 billion, or 4%) and other Allianz Group companies. The majority of our Group's own investments (approximately E209 billion, or 52%) continue to be managed by the respective investment management units of Allianz Group insurance companies around the world.

     We conduct our third party asset management business primarily through our operating companies worldwide under the umbrella brand ADAM. As part of our multi-regional strategy, however, we operate under multiple brand names in different regions. In the United States, our main operating companies include PIMCO, Nicholas-Applegate, Dresdner RCM Global Investors, and Oppenheimer Capital. In Europe, we operate primarily through AGF Asset Management, RAS Asset Management, Deutscher Investment Trust (or dit) and Dresdner Bank Investment Management (or dbi), as well as Dresdner RCM Global Investors and PIMCO. In Asia, after rebranding in 2002, our main brands are Allianz Dresdner Asset Management, PIMCO and Meiji Dresdner Asset Management.

     In October 2002, together with Guotai Junan Securities (or GTJA), we established Guotai Junan Allianz Fund Management Co., a Shanghai-based joint venture that was the first joint venture fund management company and the first licensed fund manager with foreign participation in China. Through the combination of GTJA's distribution network and our international asset management expertise, we believe our joint venture is well positioned to make successful inroads into this growth market.

RESULTS OF OPERATIONS

     The following table sets forth certain summarized financial information for our asset management operations for the years indicated:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               2002    2001(1)    2000
                                                              ------   -------   ------
                                                                   (E IN MILLIONS)
Interest and similar income.................................     119      129       204
Income from affiliated enterprises, joint ventures and
  associated enterprises....................................     (12)      (3)        1
Other income from investments...............................      35       44        18
Trading income..............................................      (1)      10        16
Fee and commission income, and income from service
  activities................................................   2,918    2,479     1,420
Other income................................................     126       79        63
                                                              ------   ------    ------
  Total income..............................................   3,185    2,738     1,722
                                                              ------   ------    ------
Interest and similar expenses...............................     (89)     (82)      (61)
Other expenses for investments..............................     (22)     (57)       --
Net loan loss provision.....................................      (2)      --        --
Acquisition costs and administrative expenses...............  (2,378)  (1,895)     (484)
Amortization of goodwill....................................    (377)    (243)      (89)
Other expenses..............................................    (551)    (795)   (1,043)
                                                              ------   ------    ------
Total expenses..............................................  (3,419)  (3,072)   (1,677)
                                                              ------   ------    ------
Earnings from ordinary activities before taxation...........    (234)    (334)       45
Taxes.......................................................      59      168         4
Minority interests in earnings..............................    (230)    (182)     (136)
                                                              ------   ------    ------
Net income..................................................    (405)    (348)      (87)
                                                              ======   ======    ======

---------------

(1) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Assets Under Management. Third-party assets under management, Group's own investments and separate account assets decreased by E137 billion, or 12.2%, to E989 billion at the end of 2002 from E1,126 billion at the end of 2001. The decrease was due primarily to exchange rate movements (E77 billion with respect to third-party assets), particularly a decline in the U.S. dollar, and substantial price declines in the capital markets (E25 billion with respect to third-party assets), offset in part by significant net capital inflows of approximately E56 billion into fixed-income funds. Of the decrease, E78 billion represented a decrease in Group's own investments, while E59 billion represented a decrease in third-party assets under management. Excluding the effects of exchange rate movements, our third-party assets under management would have increased by E18 billion, or 2.9%, to E638 billion at the end of 2002 due primarily to net inflows of E43 billion, primarily into fixed-income funds.

     Net Income. Asset management net income decreased by E57 million, to a net loss of E405 million in 2002 from a net loss of E348 million in 2001, due primarily to increased amortization of goodwill reflecting the acquisition and full-year consolidation in 2002 of Dresdner Bank, as well as minority interest in earnings related to the PIMCO Group. Total income, which consists primarily of fee and commission income, and income from service activities, increased by E447 million, or 16.3%, to E3,185 million in 2002 from E2,738 million in 2001, reflecting primarily the full-year consolidation in 2002 of Dresdner Bank's former asset management operations, offset in part by the lower average assets under management due to the effects of exchange rate movements and price declines in the capital markets. Total expenses increased by E347 million or 11.3%, to E3,419 million in 2002 from E3,072 million in 2001, due primarily to the full-year consolidation in 2002 of Dresdner Bank's former asset management operations, offset in part by restructuring measures implemented in the course of 2002 at virtually all of our equity investment operations to increase operational efficiency by reducing personnel and streamlining back-office operations and product lines. Total expenses included acquisition-related expenses of E729 million recorded in 2002. The acquisition-related expenses consisted primarily of amortization of goodwill of E377 million associated with the acquisitions of Dresdner Bank, PIMCO and Nicholas-Applegate and amortization charges of E155 million relating to capitalized retention payments to key executives of the PIMCO Group, which are being amortized over periods of five to seven years from the date of the acquisition. Another E197 million were retention payments for the management and employees of PIMCO and Nicholas-Applegate. In addition, minority interest of E230 million in our asset management operations was accounted for mainly by the minority interest in PIMCO (E162 million) of PIMCO's former parent company, which continues to hold a minority ownership interest in PIMCO. Our ownership interest in PIMCO was recently restructured. Pursuant to such restructuring, neither Allianz nor PIMCO's former parent company can put or call the entire ownership interest of PIMCO's former parent company in PIMCO with effect prior to October 2004, although either party may put or call up to US$250 million of such ownership interest in any calendar quarter, beginning with the quarter ended March 31, 2003. On March 31, 2003, a subsidiary of Allianz AG received notice from the former parent company of PIMCO that such former parent company had exercised its right to put US$250 million of its remaining ownership interest in PIMCO to Allianz, with payment therefor due by April 30, 2003. Such payment was made on April 14, 2003. Excluding the effects of the acquisition-related expenses of E729 million, earnings from ordinary activities before taxation from our asset management operations would have been E495 million in 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Assets Under Management. Third-party assets under management, Group's own investments and separate account assets increased by E426 billion, or 60.8%, to E1,126 billion at the end of 2001 from E700 billion at the end of 2000. The increase was due primarily to our acquisitions of Dresdner Bank and Nicholas-Applegate, and to a lesser extent, an increase in the Group's own investments and third-party assets under management. Of the increase, E140 billion represented growth in Group's own investments, while E284 billion represented growth in third-party assets under management, primarily as a result of the acquisition of Dresdner Bank (E211 billion), as well as the acquisition of Nicholas-Applegate (E29 billion). Excluding the effects of these acquisitions, as well as the effects of exchange rate movements (E16 billion), our third-party assets under management would have increased by E28 billion, or 8.3%, to E364 billion at the end of 2001 due primarily to growth in fixed-income investments in our PIMCO operations.

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

THIRD-PARTY ASSETS

     The following table sets forth certain key data concerning our third-party assets under management at December 31 for the years indicated:

        ASSET MANAGEMENT OPERATIONS -- KEY DATA BY GEOGRAPHIC REGION(1)

                                                                DECEMBER 31,
                                                   ---------------------------------------
                                                      2002          2001          2000
                                                   -----------   -----------   -----------
                                                    E      %      E      %      E      %
                                                   ---   -----   ---   -----   ---   -----
                                                               (E IN BILLIONS)
ADAM
  Germany........................................   80    14.3    96    15.5     8     2.4
  Rest of Europe.................................   37     6.6    53     8.5    22     6.5
  NAFTA..........................................  388    69.1   409    66.0   297    88.4
  Rest of World..................................    8     1.4    26     4.2    --      --
                                                   ---   -----   ---   -----   ---   -----
     Subtotal....................................  513    91.4   584    94.2   327    97.3
Other(2).........................................   48     8.6    36     5.8     9     2.7
                                                   ---   -----   ---   -----   ---   -----
     Total.......................................  561   100.0   620   100.0   336   100.0
                                                   ===   =====   ===   =====   ===   =====

---------------

(1) Represents location of Allianz Group asset management operations.

(2) Consists of assets managed by Dresdner Bank (E24 billion and E27 billion in 2002 and 2001, respectively) and other Allianz Group companies (E24 billion and E9 billion in 2002 and 2001, respectively). The increase from 2001 to 2002 reflects a reclassification of certain companies from ADAM in 2001 to other Allianz Group companies in 2002.

     We have significantly grown our third-party assets under management in recent years, both through acquisitions such as Dresdner Bank and Nicholas-Applegate in 2001 and PIMCO in 2000, and through organic growth. We intend to leverage the PIMCO, dit, Nicholas-Applegate and Dresdner RCM franchises in further developing our third-party asset management business through our flagship subsidiaries on a global basis. We believe that the European markets offer especially attractive opportunities for third-party fund managers. We also expect that investment fund products, in particular retirement planning vehicles, will increase in importance in Europe. We expect this trend to be supported by the increased demographic pressure that state-run pension systems will face and the rising prevalence of defined contribution arrangements. We believe that we are well positioned in third-party markets, especially in Germany, France and Italy, and we are seeking to increase our market share in these markets.

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

     As a result of the reorganization of our asset management operations under ADAM, we believe we are well positioned to deliver quality products and services in all major asset classes for both retail and institutional clients. We aim to provide our clients with first-class products on a global basis by fully utilizing our distribution channels and leveraging the asset management expertise of our specialized asset managers around the world.

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

     The following tables show our third-party assets under management by investment category and by investor class at December 31 for the years indicated:

                                                                DECEMBER 31,
                                                   ---------------------------------------
                                                      2002          2001          2000
                                                   -----------   -----------   -----------
                                                    E      %      E      %      E      %
                                                   ---   -----   ---   -----   ---   -----
                                                               (E IN BILLIONS)
Fixed income.....................................  405    72.2   377    60.8   240    71.3
Equity...........................................  141    25.1   218    35.2    96    28.7
Other(1).........................................   15     2.7    25     4.0    --      --
                                                   ---   -----   ---   -----   ---   -----
  Total..........................................  561   100.0   620   100.0   336   100.0
                                                   ===   =====   ===   =====   ===   =====

---------------

(1) Includes primarily investments in real estate.

                                                                DECEMBER 31,
                                                   ---------------------------------------
                                                      2002          2001          2000
                                                   -----------   -----------   -----------
                                                    E      %      E      %      E      %
                                                   ---   -----   ---   -----   ---   -----
                                                               (E IN BILLIONS)
Institutional....................................  403    71.8   466    75.2   269    80.1
Retail...........................................  158    28.2   154    24.8    67    19.9
                                                   ---   -----   ---   -----   ---   -----
  Total..........................................  561   100.0   620   100.0   336   100.0
                                                   ===   =====   ===   =====   ===   =====

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

PORTFOLIO MANAGEMENT

     ADAM has globally consistent, well-structured and transparent investment processes that are based on fundamental primary research. ADAM's goal is to provide its clients with portfolios that consistently offer superior performance in accordance with its clients' investment objectives. ADAM aims for outperformance through active portfolio management coupled with comprehensive risk management at all levels of the investment process. At December 31, 2002, we had more than 560 portfolio managers and more than 200 analysts in major markets worldwide providing a comprehensive range of actively managed fixed-income and equity products and services.

Global Fixed Income

     ADAM's fixed-income portfolio investment process is led by PIMCO, one of the world's leading fixed-income investment managers. Our fixed-income product range includes total return, short and long duration, regional, country-specific, global and other geographic products, sector products including government and corporate bonds and specialty funds such as high yield and emerging markets. We deliver our fixed-income products in a broad range of investment vehicles, including separate accounts, fixed-income mutual funds and investment trusts.

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

     In France, AGF Asset Management markets a wide range of retail products to individual investors through its own in-house network of financial advisors, including full-time agents employed by AGF Group, brokers and specialist networks.

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

     ADAM has committed substantial resources to the build-out of a third-party asset management business in Asia-Pacific. We have offices in Tokyo, Hong Kong, Singapore, Taipei, Seoul and Sydney, which are being enlarged to accommodate equity and fixed-income portfolio management as well as institutional and retail distribution. In November 2002, we rebranded our fund management operations across Asia-Pacific under the umbrella brand ADAM. ADAM is also seeking to leverage its brand, investment know-how and customer relationships in China and to exploit the opportunities in this growing asset management market.

COMPETITION

     Our main competitors in the asset management business include Deutsche Bank, AXA, UBS, Credit Suisse, Fidelity Investments, Citigroup, Merrill Lynch, Capital Group and Amvescap. Each of these entities has large, multi-jurisdictional and multi-product asset management operations, and most of them compete with us for both retail and institutional clients.

GROUP'S OWN INVESTMENTS

     Our Group's own investments consist of the investment portfolios of our insurance, banking and asset management operations. Our investment strategy with regard to our Group's own investments is to maximize long-term total return while remaining within the Group's risk management guidelines. These guidelines relate primarily to the quality of the investments and the matching of assets and liabilities. Our policy is to closely match the maturities and currencies of assets and liabilities. The investment policies of the insurance subsidiaries reflect the different liability characteristics and tax profiles of their respective operations. Our internationally integrated teams of portfolio managers work closely with the regional asset management subsidiaries to coordinate asset/liability management and product development activities. Because our insurance investments mostly serve to cover liabilities in the insurance business, our asset management professionals place a high priority on high quality, liquid and widely marketable securities in our insurance investments portfolio. For a discussion of the investment portfolios of our banking operations, see "-- Selected Statistical Information Relating to Our Banking Operations." For further discussion regarding our Group's investment strategy and risk management practices, see "Quantitative and Qualitative Disclosures about Market Risk."

     The following tables set forth the components of our Group's own investment portfolios by investment category, as well as separate account assets, at the end of the years indicated. Consistent with our general practice, amounts by investment category are presented before consolidation adjustments representing the elimination of transactions between Group companies in different segments.

                                                   DECEMBER 31, 2002(1)
                           --------------------------------------------------------------------
                           PROPERTY-    LIFE/                ASSET      CONSOLIDATION
                           CASUALTY    HEALTH    BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                           ---------   -------   -------   ----------   -------------   -------
                                                     (E IN MILLIONS)
Investments in affiliated
  enterprises, joint
  ventures and associated
  enterprises............    51,448      6,183     4,349        20         (50,655)      11,345
Investments..............    76,855    189,172    28,965       993         (10,645)     285,340
Loans and advances to
  banks..................     5,219      3,490    76,748     1,863            (498)      86,822
Loans and advances to
  customers..............     2,882     24,747   168,919       228          (8,692)     188,084
Trading assets...........     1,404      1,177   122,139       156             (34)     124,842
                            -------    -------   -------     -----         -------      -------
  Subtotal...............   137,808    224,769   401,120     3,260         (70,524)     696,433
Separate accounts........        --     25,657        --        --              --       25,657
                            -------    -------   -------     -----         -------      -------
  Total..................   137,808    250,426   401,120     3,260         (70,524)     722,090
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

                                                    DECEMBER 31, 2000(1)
                            --------------------------------------------------------------------
                            PROPERTY-    LIFE/                ASSET      CONSOLIDATION
                            CASUALTY    HEALTH    BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                            ---------   -------   -------   ----------   -------------   -------
                                                      (E IN MILLIONS)
Investments in affiliated
  enterprises, joint
  ventures and associated
  enterprises.............    22,514      5,615       96         62         (16,524)      11,763
Investments...............    95,718    186,799    3,070        528          (5,281)     280,834
Loans and advances to
  banks...................     4,527      3,747    1,142      1,102          (3,448)       7,070
Loans and advances to
  customers...............     1,565     14,445   12,555        395            (874)      28,086
Trading assets............        20        119       51        182              --          372
                             -------    -------   ------      -----         -------      -------
  Subtotal................   124,344    210,725   16,914      2,269         (26,127)     328,125
Separate accounts assets..        --     22,770       --         --              --       22,770
                             -------    -------   ------      -----         -------      -------
  Total...................   124,344    233,495   16,914      2,269         (26,127)     350,895
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

INTEREST-BEARING INVESTMENTS

     Fixed income securities, including both government and corporate bonds, constituted 54.8% of our property-casualty investment portfolio and 74.5% of our life/health investment portfolio as of December 31, 2002. The credit quality of our fixed income securities portfolio has historically been strong. As of December 31, 2002, of the rated fixed income securities in our Group's own investments portfolio, approximately 34% had a rating comparable to a Standard & Poor's rating of AAA, approximately 63% were invested in securities with a Standard & Poor's rating of AA or better and approximately 95% were invested in securities with a Standard & Poor's rating of BBB or better.

     The following table analyzes the maturities of our fixed income investments available for sale at December 31, 2002:

                                                              AMORTIZED COST   MARKET VALUE
                                                              --------------   ------------
                                                                     (E IN MILLIONS)
Contractual term to maturity:
  Up to one year............................................      18,459          21,091
  Over one year through five years..........................      86,646          79,500
  Over five years through ten years.........................      70,109          90,113
  Over ten years............................................      31,377          27,122
                                                                 -------         -------
     Total..................................................     206,591         217,826
                                                                 =======         =======

EQUITY INVESTMENTS

     Equity investments constituted 27.9% of our property-casualty investment portfolio and 12.7% of our life/health investment portfolio as of December 31, 2002. We have a long-standing strategy of investing life policyholders' and shareholders' funds and some amounts of property-casualty cash flow in equities. Since the early 1900's, the life/health and property-casualty investments in Germany have included equity positions in a number of well-known German companies (see table below).

     In view of weak capital markets in 2002, we have reduced our equity exposure through various divestments and hedging activities. However, we believe that shares continue to represent an attractive long-term investment option and will deliver additional value to a well-diversified investment portfolio long-term.

     The following table sets forth our Group's own investment portfolios by geographic region at the end of the years indicated:

                                                          DECEMBER 31,
                                 ---------------------------------------------------------------
                                        2002                  2001                  2000
                                 -------------------   -------------------   -------------------
                                 PROPERTY-    LIFE/    PROPERTY-    LIFE/    PROPERTY-    LIFE/
                                 CASUALTY    HEALTH    CASUALTY    HEALTH    CASUALTY    HEALTH
                                 ---------   -------   ---------   -------   ---------   -------
                                                         (E IN MILLIONS)
Germany........................   101,802    119,870    100,600    117,233     79,398    121,100
Rest of Europe.................    64,634    103,270     59,139     97,547     56,164     93,400
NAFTA..........................    19,522     22,038     20,398     18,438     17,945     15,604
Rest of World..................     2,855      5,291      2,514      4,491      1,820      3,607
Specialty Lines................     4,417         --      3,007         --      3,057         --
Consolidated Adjustments.......   (55,422)       (43)   (44,270)      (270)   (34,040)      (216)
                                  -------    -------    -------    -------    -------    -------
  Total........................   137,808    250,426    141,388    237,439    124,344    233,495
                                  =======    =======    =======    =======    =======    =======

SIGNIFICANT GROUP EQUITY INVESTMENTS

     The following tables set forth information regarding our significant equity investments in German and non-German companies at December 31, 2002. Except for the investments in Munich Re, Beiersdorf AG and Eurohypo, which are valued by the equity method because we hold more than a 20% interest, these investments are carried on our financial statements at market value.

                                                                   DECEMBER 31, 2002
                                                     ---------------------------------------------
                                                     CARRYING VALUE    MARKET VALUE    % OWNERSHIP
                                                     --------------    ------------    -----------
                                                                    (E IN MILLIONS)
Munich Re(1).......................................      3,045             4,548          22.4
Beiersdorf AG(2)...................................      1,620             3,886          43.6
Eurohypo...........................................      1,933             1,984          28.7

---------------

(1) Our interest in Munich Re was substantially restructured pursuant to our acquisition of Dresdner Bank in July 2001 and our related agreements with Munich Re. In addition, we reduced our interest in Munich Re to less than 20% on March 31, 2003 and further intend to reduce our interest in Munich Re to approximately 15% by the end of 2004. As of June 30, 2003, our interest in Munich Re was approximately 18.9%. See "Related Party
    Transactions -- Transactions with Munich Re."

(2) Includes 13.1% sold pursuant to repurchase agreements.

                                                                  DECEMBER 31, 2002
                                                              --------------------------
                                                              MARKET VALUE   % OWNERSHIP
                                                              ------------   -----------
                                                                   (E IN MILLIONS)
GERMAN COMPANIES
  E.ON AG...................................................     1,695           6.4
  BASF AG...................................................     1,269           6.1
  Siemens AG................................................     1,053           2.9
  Bayerische Motorenwerke AG................................       995           5.2
  Schering AG...............................................       978          12.0
  RWE AG....................................................       931           6.9
  Deutsche Bank AG..........................................       824           3.1
  Bayer AG..................................................       872           5.8
  Linde AG..................................................       526          12.6

NON-GERMAN COMPANIES
  Credit Lyonnais S.A.......................................     1,915          10.3
  UniCredito Italiano S.p.A.................................     1,181           4.9
  Banco Popular Espanol S.A.................................       842           9.9
  Total Fina Elf S.A........................................       767           1.3
  Nestle S.A................................................       546           0.7
  Royal Dutch Petroleum.....................................       519           0.5

INVESTMENT INCOME

     The following tables set forth the components of our investment income and expenses for each of the property-casualty, life/health, banking and asset management segments for the years ended December 31, 2002, 2001 and 2000:

                                                       YEAR ENDED DECEMBER 31, 2002
                                    -------------------------------------------------------------------
                                    PROPERTY-   LIFE/                ASSET      CONSOLIDATION
                                    CASUALTY    HEALTH   BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                    ---------   ------   -------   ----------   -------------   -------
                                                              (E IN MILLIONS)
INVESTMENT INCOME
  Interest and similar income.....    4,473     11,215    13,336       119           (933)       28,210
  Income from affiliated
    enterprises, joint ventures
    and associated enterprises....    8,494        445     2,071       (12)        (6,600)        4,398
  Realized gains..................    3,358      4,571     1,389        30           (694)        8,654
  Income from revaluations........      294        361        41         5             --           701
  Trading income..................      207        244     1,081        (1)           (24)        1,507
                                     ------     ------   -------      ----         ------       -------
    Subtotal......................   16,826     16,836    17,918       141         (8,251)       43,470

INVESTMENT EXPENSES
  Interest and similar expenses...   (1,564)      (434)   (9,509)      (89)           945       (10,651)
  Realized losses.................   (1,536)    (5,930)   (1,096)      (11)           368        (8,205)
  Loan loss allowance.............       (7)       (10)   (2,222)       (2)            --        (2,241)
  Writedowns and other expenses...   (2,031)    (2,726)   (1,129)      (11)            --        (5,897)
  Investment management
    expenses......................     (528)      (650)       --        --            121        (1,057)
                                     ------     ------   -------      ----         ------       -------
    Subtotal......................   (5,666)    (9,750)  (13,956)     (113)         1,434       (28,051)
                                     ------     ------   -------      ----         ------       -------
INVESTMENT INCOME (NET)...........   11,160      7,086     3,962        28         (6,817)       15,419
                                     ======     ======   =======      ====         ======       =======

                                                       YEAR ENDED DECEMBER 31, 2001
                                    -------------------------------------------------------------------
                                    PROPERTY-   LIFE/                ASSET      CONSOLIDATION
                                    CASUALTY    HEALTH   BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                    ---------   ------   -------   ----------   -------------   -------
                                                              (E IN MILLIONS)
INVESTMENT INCOME
  Interest and similar income.....    5,068     10,765    9,085        129           (823)       24,224
  Income from affiliated
    enterprises, joint ventures
    and associated enterprises....      889        525    1,016         (3)          (839)        1,588
  Realized gains..................    4,211      3,405      505         33            (39)        8,115
  Income from revaluations........       96        157      123         11             --           387
  Trading income..................    1,451       (117)     244         10              4         1,592
                                     ------     ------   ------       ----         ------       -------
    Subtotal......................   11,715     14,735   10,973        180         (1,697)       35,906

INVESTMENT EXPENSES
  Interest and similar expenses...   (1,323)      (492)  (6,766)       (82)           802        (7,861)
  Realized losses.................   (2,088)    (4,542)    (341)       (51)            24        (6,998)
  Loan loss allowance.............       (4)        (4)    (588)        --             --          (596)
  Writedowns and other expenses...     (800)      (995)    (124)        (6)            --        (1,925)
  Investment management
    expenses......................     (499)      (546)      --         --            104          (941)
                                     ------     ------   ------       ----         ------       -------
    Subtotal......................   (4,714)    (6,579)  (7,819)      (139)           930       (18,321)
                                     ------     ------   ------       ----         ------       -------
INVESTMENT INCOME (NET)...........    7,001      8,156    3,154         41           (767)       17,585
                                     ======     ======   ======       ====         ======       =======

                                                       YEAR ENDED DECEMBER 31, 2000
                                    -------------------------------------------------------------------
                                    PROPERTY-   LIFE/                ASSET      CONSOLIDATION
                                    CASUALTY    HEALTH   BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                    ---------   ------   -------   ----------   -------------   -------
                                                              (E IN MILLIONS)
INVESTMENT INCOME
  Interest and similar income.....    5,568     10,152    1,502        204           (831)       16,595
  Income from affiliated
    enterprises, joint ventures
    and associated enterprises....    1,833        693      122          1           (789)        1,860
  Realized gains..................    4,250      6,639       24         18            (24)       10,907
  Income from revaluations........        9         28        1         --             --            38
  Trading income..................      (10)       (49)       7         16             --           (36)
                                     ------     ------   ------       ----         ------       -------
    Subtotal......................   11,650     17,463    1,656        239         (1,644)       29,364

INVESTMENT EXPENSES
  Interest and similar expenses...   (1,136)      (148)  (1,257)       (61)           203        (2,399)
  Realized losses.................   (1,428)    (2,624)     (28)        --              1        (4,079)
  Loan loss allowance.............       --         --      (21)        --             --           (21)
  Writedowns and other expenses...     (485)      (380)      (5)        --             --          (870)
  Investment management
    expenses......................     (558)      (406)      --         --              8          (956)
                                     ------     ------   ------       ----         ------       -------
    Subtotal......................   (3,607)    (3,558)  (1,311)       (61)           212        (8,325)
                                     ------     ------   ------       ----         ------       -------
INVESTMENT INCOME (NET)...........    8,043     13,905      345        178         (1,432)       21,039
                                     ======     ======   ======       ====         ======       =======

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Net investment income decreased by E2,166 million, or 12.3%, to E15,419 million in 2002 from E17,585 million in 2001, largely as a result of weakness in the capital markets in 2002, as reflected in the increase in realized losses, which increased by E1,207 million, or 17.2%, in 2002 compared to 2001 and increased writedowns and other expenses of E5,897 million in 2002, compared to E1,925 million in 2001.

     Property-casualty insurance investments decreased by E3,580 million, or 2.5%, to E137,808 million in 2002 from E141,388 million in 2001, due primarily to a decrease in securities available for sale, largely offset by an increase in investments in affiliated enterprises, joint ventures and associate enterprises. Net investment income from property-casualty investments increased by E4,159 million, or 59.4%, to E11,160 million in 2002 from E7,001 million in 2001, due primarily to realized gains of E1,886 million from open market sales of Munich Re shares, approximately E1,100 million from open market sales of Vodafone AG shares and E713 million on the sale of a real estate subsidiary in Italy as well as realized gains from the sale of other shareholdings in our German equity portfolio. Net investment income from property-casualty investments also included significant investment income from intercompany transactions, including realized gains of E3,332 million from the transfer of Munich Re shares from Allianz AG to Dresdner Bank and E224 million from the sale of Vereinte Lebensversicherung AG from Vereinte Versicherung AG to Allianz Leben. The gain on this intercompany transaction was eliminated at the Group level. Net investment income from property-casualty insurance investments was negatively affected by price declines on the capital markets. Writedowns on investments increased by E1,231 million, or 153.9%,in 2002 compared with 2001. Interest and similar income decreased 11.7% to E4,473 million in 2002, compared with E5,068 million in 2001, while realized gains decreased to E3,358 million in 2002, compared with E4,211 million in 2001. Investment expenses increased by E952 million, or 20.2%, to E5,666 million in 2002 from E4,714 million in 2001, reflecting primarily increased realized losses on investments and writedowns of investments as a result of price declines in the capital markets.

     Life/health insurance investments increased by E12,987 million, or 5.5%, to E250,426 million in 2002 from E237,439 million in 2001, reflecting primarily an increase in securities available for sale. Net investment income from life/health investments decreased by E1,070 million, or 13.1%, to E7,086 million in 2002 from E8,156 million in 2001, primarily due to an increase in investment writedowns, which increased by E1,731 million, or 174%, in 2002 compared with 2001 due to price declines in the capital markets. Interest and similar income increased 4.2%, to E11,215 million in 2002, compared with E10,765 million in 2001, while realized gains increased 34.2%, to E4,571 million in 2002, compared with E3,405 million in 2001. Investment expenses increased by E3,171 million, or 48.2%, to E9,750 million in 2002 from E6,579 million in 2001, reflecting primarily an increase in realized losses on investments and writedowns of investments due to price declines in the capital markets.

     Banking investments decreased by E89,020 million to E401,120 million in 2002 from E490,140 million in 2001, due primarily to a significant decrease in securities available for sale. Net investment income from banking investments increased by E808 million, to E3,962 million in 2002 from E3,154 million in 2001, due primarily to a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. The gain on this intercompany transaction was eliminated at the Group level. Net investment income from banking investments was negatively affected by price declines in the capital markets. Writedowns of investments increased significantly by E1,005 million, to E1,129 million in 2002, compared with E124 million in 2001. Interest and similar income increased to E13,336 million in 2002, compared with E9,085 million in 2001, while realized gains increased to E1,389 million in 2002, compared with E505 million in 2001. Investment expenses increased to E13,956 million in 2002 from E7,819 million in 2001.

     Asset management investments decreased by E964 million, or 22.8%, to E3,260 million in 2002 from E4,224 million in 2001, reflecting primarily decreases in trading assets and securities available for sale. Net investment income from asset management investments decreased by E13 million to E28 million in 2002 from E41 million in 2001. Interest and similar income decreased by E10 million, or 7.8%, to E119 million in 2002, compared with E129 million in 2001, while realized gains decreased to E30 million in 2002 from E33 million in 2001. Investment expenses decreased by E26 million, or 18.7%, to E113 million in 2002 from E139 million in 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Net investment income decreased by E3,454 million, or 16.4%, to E17,585 million in 2001 from E21,039 million in 2000, largely as a result of the downturn in the capital markets in 2001, as reflected in the decrease in realized gains, which decreased by E2,792 million, or 25.6%, and the increase in realized losses, which increased by E2,919 million, or 71.6%, in 2001 compared to 2000.

     Property-casualty insurance investments increased by E17,044 million, or 13.7%, to E141,388 million in 2001 from E124,344 million in 2000, due primarily to an increase in investments in affiliated enterprises, joint ventures and associated enterprises. Net investment income from property-casualty investments decreased by E1,042 million, or 13.0%, to E7,001 million in 2001 from E8,043 million in 2000, due primarily to price declines on the capital markets. Interest and similar income decreased 9.0% to E5,068 million in 2001, compared with E5,568 million in 2000, while realized gains decreased slightly to E4,211 million in 2001, compared with E4,250 million in 2000. Investment expenses increased by E1,107 million, or 30.7%, to E4,714 million in 2001 from E3,607 million in 2000, reflecting primarily increased realized losses on investments and writedowns of investments as a result of price declines in the capital markets.

     Life/health insurance investments increased slightly by E3,944 million, or 1.7%, to E237,439 million in 2001 from E233,495 million in 2000, reflecting primarily an increase in separate account investments. Net investment income from life/health investments decreased by E5,749 million, or 41.3%, to E8,156 million in 2001 from E13,905 million in 2000, primarily due to a decrease in realized gains on investments and an increase in realized losses on investments due to price declines in the capital markets. Interest and similar income increased 6.0%, to E10,765 million in 2001, compared with E10,152 million in 2000, while realized gains decreased 48.7%, to E3,405 million in 2001, compared with E6,639 million in 2000. Investment expenses increased by E3,021 million, or 84.9%, to E6,579 million in 2001 from E3,558 million in 2000, reflecting primarily an increase in realized losses on investments and writedowns of investments due to price declines in the capital markets.

     Banking investments increased by E473,226 million to E490,140 million in 2001 from E16,914 million in 2000, due primarily to the acquisition of Dresdner Bank. The Dresdner Bank acquisition was also the primary driver of the banking segment's investment results, as our banking operations were not significant in 2000. Net investment income from banking investments increased by E2,809 million, to E3,154 million in 2001 from E345 million in 2000. Interest and similar income increased to E9,085 million in 2001, compared with E1,502 million in 2000, while realized gains increased to E505 million in 2001, compared with E24 million in 2000. Investment expenses increased to E7,819 million in 2001 from E1,311 million in 2000.

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

                        LIQUIDITY AND CAPITAL RESOURCES

     We operate as both a holding company for the Group's insurance, banking and other subsidiaries and as a reinsurance company, primarily for other Group companies. The liquidity and capital resource considerations for us and for our domestic and non-domestic operating subsidiaries vary in light of the business conducted by each, as well as the insurance and banking regulatory requirements applicable to the Allianz Group in Germany and the other countries in which it does business. At December 31, 2002, 2001 and 2000, Allianz Group had E21,008 million, E21,240 million and E4,209 million, respectively, of cash and cash equivalents. See Note 10 to our consolidated financial statements. We believe that our working capital is sufficient for our present requirements.

     Our principal sources of funds are premiums, customer deposits, investment income, funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends and reinsurance premiums received from our subsidiaries. For additional information, see Note 19 to the consolidated financial statements. See also "-- Selected Statistical Information Relating to Our Banking Operations" and "Quantitative and Qualitative Disclosures about Market Risk." For further information regarding the uses and sources of liquidity, capital requirements, and other related matters, see "-- Consolidated Cash Flows."

     The majority of Allianz AG's external debt financing at December 31, 2002 was in the form of debentures and money market securities. Our total certificated liabilities outstanding at December 2002, 2001 and 2000 were E78,750 million, E134,670 million and E13,606 million, respectively. Of the certificated liabilities outstanding at December 31, 2002, E41,077 million were due within one year. For further information regarding outstanding certificated liabilities, see Note 19 to our consolidated financial statements. Proceeds to Allianz Finance B.V. and Allianz Finance II B.V. from the issuance of debt for the years ended December 31, 2002, 2001 and 2000 were approximately E5,400 million, E3,054 million and E2,354 million, respectively.

     We paid dividends of E374 million, E364 million, E367 million and E307 million on our shares in 2003, 2002, 2001 and 2000 with respect to the fiscal years 2002, 2001, 2000 and 1999, respectively. See "Key
Information -- Dividends." Dividends paid by our operating companies outside of Germany are generally retained by an intermediate holding company to finance operations or acquisitions in the relevant countries. As a result, we generally pay dividends out of the profits from our reinsurance operations and profits transferred from our German operating subsidiaries.

     Certain of the companies within the Allianz Group are subject to legal restrictions on the amount of dividends they can pay to their shareholders. In addition to the restrictions in respect of minimum capital and solvency requirements that are imposed by insurance and other regulators in the countries in which these companies operate, other limitations exist in certain countries. For example, the operations of our insurance company subsidiaries located in the United States are subject to limitations on the payment of dividends to their parent company under applicable state insurance laws. Dividends paid in excess of these limitations generally require prior approval of the insurance commissioner of the state of domicile. See "-- Regulation and Supervision."

                            CONSOLIDATED CASH FLOWS

     The liquidity requirements of our insurance operations are met both on a short- and long-term basis by funds provided by insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. We also have access to commercial paper, medium-term notes and other credit facilities as additional sources of liquidity. The major uses of these funds are to pay property-casualty claims and related claims expenses, provide life policy benefits, pay surrenders, cancellations and profit sharing for life policyholders and pay other operating costs. We generate a substantial cash flow from insurance operations as a result of most premiums being received in advance of the time when claim payments or policy benefits are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and liquid securities, have historically met the liquidity requirements of our insurance operations.

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

     With regard to our banking operations, our primary sources of liquidity are customer deposits and interest income from our lending transactions and our investment portfolio, while our major uses of funds are for the issuance of new loans and advances to banks and customers, and the payment of interest on deposits, certificated liabilities and subordinated liabilities and other operating costs. Other sources of liquidity include our ability to borrow on the interbank market and convert securities in our investment and trading portfolios into cash.

     Our uses of funds, in addition to the dividends paid to shareholders of Allianz AG include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims -- including claims handling expenses -- and profit sharing by life policyholders), acquisitions, and employee and other operating expenses, as well as interest expense on outstanding borrowings. Our life and health insurance products include mandatory profit-sharing features, whereby we return a specified portion of statutory profits to policyholders annually, generally in the form of premium subsidies or rebates. See "-- Life/Health Insurance Operations -- Life/Health Operations by Geographic Region -- Germany -- Life Insurance" and "-- Life/Health Insurance Operations -- Life/Health Operations by Geographic Region -- Germany -- Health Insurance."

     Recent significant acquisitions have included the purchases of PIMCO in May 2000, Nicholas-Applegate in January 2001 and Dresdner Bank in July 2001. On March 31, 2003, a subsidiary of Allianz AG received notice from the former parent company of PIMCO that such former parent company had exercised its rights to put US$250 million of its remaining ownership interest in PIMCO to Allianz, with payment therefore due by April 30, 2003. Such payment was made on April 14, 2003. See Note 3 to our consolidated financial statements for additional information.

     Our capital requirements are primarily dependent on our business plans regarding the levels and timing of capital expenditures and investments.

     The following cash flow discussion reflects reclassifications in 2002 of cash flows in 2001 and 2000 relating to aggregate policy reserves for life insurance products according to SFAS 97 and investments held on account and at risk of life insurance policyholders from investing activities to financing activities.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Net cash used in operating activities was E670 million in 2002, compared to net cash used in operating activities of E775 million in 2001. The decrease in net cash used reflected primarily a significant increase in cash provided by trading securities (including trading liabilities), offset in part by increases in cash used in other operating activities. Cash provided by trading securities (including trading liabilities) increased to E14,064 million provided in 2002 from E12,544 million used in 2001, a net change of E26,608 million, due primarily to reductions in investments held in the Dresdner Bank trading portfolio and an increase in trading liabilities, which reflected primarily obligations to deliver securities and net declines in the market values of derivative transactions. The reductions in the Dresdner Bank trading portfolio reflected a decline in the carrying value of equity securities. The increase in cash provided by trading securities was offset in part by a decrease in cash provided by loans and advances to banks and customers to E5,846 million used in 2002 from E3,442 million provided in 2001, resulting primarily from a significant increase in short term loans. Cash flow from other receivables and liabilities also decreased to E1,399 million used in 2002 from E3,843 million provided in 2001. Cash flow from certificated liabilities decreased to E1,727 million used in 2002 from E3,130 million provided in 2001, due to repayment of money market liabilities. Cash flow from liabilities to banks and customers decreased to E8,215 million used in 2002 from E5,456 million used in 2001. In addition, we recorded a net loss in 2002 of E1,167 million, a net change of E2,790 million from 2001, when we recorded net income of E1,623 million.

     Net cash used in investing activities was E13,780 million in 2002, compared to net cash provided by investing activities of E11,395 million in 2001. The significant decrease in net cash from investing activities was due primarily to the decrease in cash and cash equivalents resulting from the deconsolidation of the cash balances of Bayerische Versicherungsbank AG, Frankfurter Versicherungs-AG and Deutsche Hyp in 2002. The aggregate impact of the deconsolidation of these cash balances was E10,787 million. The decrease in 2002 also reflected the high levels of net cash provided by investing activities in 2001, which resulted from a significant increase in cash and cash equivalents due to the first-time consolidation of the cash balances of Dresdner Bank in July 2001. The remaining decrease in investing cash flows in 2002 was due to net purchases of investments, excluding the effects of the above deconsolidations.

     Net cash provided by financing activities was E14,327 million in 2002, compared to net cash provided by financing activities of E6,393 million in 2001. The increase was attributable primarily to an increase in cash provided by subordinated liabilities, reflecting E3,445 million in subordinated debt issued in 2002. Cash provided by aggregate policy reserves also increased to E10,808 million provided in 2002 from E8,089 million provided in 2001, reflecting the increased net inflow of funds related to variable annuities and unit-linked life insurance policies in line with the overall increase in our life insurance business in 2002. These increases were offset in part by a decrease in cash flow attributable to redemption of participation certificates.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Net cash used in operating activities was E775 million in 2001, compared to net cash provided by operating activities of E2,476 million in 2000. The decrease was primarily attributable to a decrease in cash provided by trading securities to E12,544 million used in 2001 from E46 million provided in 2000, reflecting a significant increase in trading assets held by Dresdner Bank as a result of trading positions taken at year end. Also contributing to the decrease were a reduction in cash provided by liabilities to banks and customers, which decreased to E5,456 million used in 2001 from E836 million provided in 2000, reflecting repayment of short term loans and deposits over the course of 2001, and an increase in cash used in other insurance reserves, which decreased to E4,007 million used in 2001 from E2,227 million provided in 2000, reflecting increased premium refunds to policyholders relative to additions to reserves. These decreases were offset in part by an increase in cash provided by loans and advances to banks and customers, which increased to E3,442 million provided in 2001 from E3,694 million used in 2000, due to repayments of loans at Dresdner Bank as well as the lack of new loan volume attributable to our reduction of non-core lending activity outside of Europe. Also offsetting the decrease was an increase in the cash provided by other receivables and liabilities to E3,843 million provided in 2001 from E1,408 million used in 2000 and an increase in unearned premiums written in line with the increase in our overall business volume in 2001.

     Net cash provided by investing activities was E11,395 million in 2001, compared to net cash used in investing activities of E11,783 million in 2000, reflecting primarily an increase in cash and cash equivalents from the acquisition of consolidated affiliated companies, which increased to E12,114 million provided in 2001 from E3,045 million used in 2000. The increase was attributable primarily to the consolidation of the cash balances of Dresdner Bank in July 2001. Also contributing to the increase in net cash from investing activities was a decrease in cash used in connection with securities available for sale to E3,465 million used in 2001 from E7,271 million used in 2000 and an increase in cash provided by other investments to E2,692 million provided in 2001 from E416 million used in 2000.

     The net cash provided by financing activities was E6,393 million in 2001, compared to net cash provided by financing activities of E9,577 million in 2000, reflecting primarily a decrease in cash provided by participation certificates and subordinated liabilities to E770 million used in 2001 from E1,714 million provided in 2000. The decrease was offset in part by an increased net inflow of funds related to variable annuities and unit-linked life insurance policies in line with the overall increase in our life insurance business in 2001.

                      PROPERTY-CASUALTY INSURANCE RESERVES

GENERAL

     When claims are made by or against policyholders, any amounts that a member of the Allianz Group's property-casualty segment pays or expects to pay the claimant are referred to as losses, and the costs of investigating, resolving and processing these claims are referred to as loss adjustment expenses (or
LAE). We establish reserves for payment of losses and LAE for claims that arise from its property-casualty insurance and reinsurance policies by product, coverage and year for each company in the Group. In accordance with IFRS, no specific loss and LAE reserves are established until an event that causes a loss occurs.

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

RECONCILIATION OF BEGINNING AND ENDING LOSS AND LAE RESERVES

     The following table is a summary reconciliation of the beginning and ending reserves of the Allianz Group, including the effect of reinsurance ceded, for the property-casualty insurance segment for each of the years in the three-year period ended December 31, 2002, on an IFRS basis.

                    RECONCILIATION OF LOSS AND LAE RESERVES
                      PROPERTY-CASUALTY INSURANCE SEGMENT

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2002     2001     2000
                                                              ------   ------   ------
                                                                  (E IN MILLIONS)
Balance as of January 1.....................................  61,476   54,047   51,272
Less reinsurance recoverable................................  16,156   12,571   12,089
                                                              ------   ------   ------
Net.........................................................  45,320   41,476   39,183
                                                              ------   ------   ------
Plus incurred related to:
  Current year..............................................  27,130   27,295   24,163
  Prior years(1)............................................     646       76     (123)
                                                              ------   ------   ------
Total incurred..............................................  27,776   27,371   24,040
                                                              ======   ======   ======
Less paid related to:
  Current year..............................................  12,642   11,895   11,735
  Prior years...............................................  12,143   12,462   11,968
                                                              ------   ------   ------
Total paid..................................................  24,785   24,357   23,703
                                                              ------   ------   ------
Effect of foreign exchange..................................  (3,367)     407      649
Effect of acquisitions(2)...................................     122      423      240
Reclassification(3).........................................      --       --      458
Other(4)....................................................      --       --      609
                                                              ------   ------   ------
Net balance at end of year..................................  45,066   45,320   41,476
Plus reinsurance recoverable................................  14,588   16,156   12,571
                                                              ------   ------   ------
Balance as of December 31...................................  59,654   61,476   54,047
                                                              ======   ======   ======

---------------

(1) The favorable development in 2000 is primarily due to our subsidiaries in Germany, Austria and the United Kingdom, offset to some extent by unfavorable run-off in Italy and the United States. The unfavorable development during 2002 is primarily due to increases in asbestos and general liability reserves in the United States.

(2) Reserves for loss and LAE of subsidiaries purchased (or sold) are included (or excluded) as of the date of acquisition (or disposition).

(3) Represents the movement of certain AGF Belgium reserves from aggregate policy reserves to loss reserves.

(4) In 2000, includes the impact of the commutation of a reinsurance agreement with Munich Re (E322.5 million).

CHANGES IN HISTORICAL LOSS AND LAE RESERVES

     The following loss and LAE reserve development table illustrates the change over time of the loss and LAE reserves of the Group at the end of the years indicated. The reserves represent the estimated amount of loss and LAE for claims arising in the current and all prior accident years that are unpaid at the balance sheet date, including IBNR. Since the Group adopted IFRS in 1997, historical loss development data is available on an IFRS basis of accounting for the six years 1997 to 2002 only.

     The first section of each table shows gross reserves for loss and LAE as initially established at the end of each stated year. The second section, reading down, shows the cumulative amounts paid, gross of reinsurance and retrocessions, as of the end of the successive years with respect to the reserve initially established. The third section shows the retroactive re-estimation of the initially established gross reserves for loss and LAE as of the end of each successive year, which results primarily from the Group's expanded awareness of additional facts and circumstances that pertain to open claims. The last section compares the latest re-estimated gross reserves for loss and LAE to the gross reserves as initially established and indicates the cumulative development of the initially established gross reserves through December 31, 2002. For instance, the surplus (deficiency) shown in the table for each year represents the aggregate amount by which the original estimates of reserves at that year-end have changed in subsequent years. Accordingly, the cumulative surplus (deficiency) for a year-end relates only to reserves at that year-end and such amounts are not additive.

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

             CHANGES IN HISTORICAL RESERVES FOR UNPAID LOSS AND LAE
                      PROPERTY-CASUALTY INSURANCE SEGMENT
                              GROSS OF REINSURANCE

                                                             DECEMBER 31,(1)
                                     ---------------------------------------------------------------
                                      1997      1998       1999         2000      2001         2002
                                     ------   --------   --------      ------   --------      ------
                                                             (E IN MILLIONS)
Gross liability for unpaid claims
  and claims expenses..............  34,323     45,560(2)   51,272(3)  54,047     61,476(4)   59,654
Paid (cumulative) as of:
  One year later...................   8,573     12,996     15,949      16,639     17,384
  Two years later..................  13,329     20,967     24,132      24,451
  Three years later................  16,778     24,588     29,123
  Four years later.................  19,562     27,829
  Five years later.................  21,539
Liability re-estimated as of:
  One year later...................  32,200     46,768     52,663      55,357     60,195
  Two years later..................  33,104     46,975     53,589      55,289
  Three years later................  32,766     47,346     53,101
  Four years later.................  33,455     46,687
  Five years later.................  33,426
Cumulative surplus (deficiency)....     897     (1,127)    (1,829)     (1,243)     1,281
Cumulative surplus (deficiency)
  excluding impact of foreign
  exchange.........................   1,731      1,511     (1,353)     (2,227)    (1,572)
  Percent..........................     5.0%       3.3%      (2.6)%      (4.1)%     (2.6)%

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

     As of December 31, 2002, 2001 and 2000, our consolidated property-casualty reserves reflected discounts of E1,529 million E1,580 million, and E1,445 million, respectively.

     Reserves are discounted to varying degrees in the United States, Germany, Hungary, Switzerland, Portugal, France and Belgium. For the United States, the discount reflected in the reserves is related to annuities for certain long-tailed liabilities, primarily in workers' compensation. For the other countries, the reserve discounts relate to annuity reserves for various classes of business. These classes include personal accident, general liability and motor liability in Germany and Hungary, workers' compensation in Switzerland and Portugal, individual and group health disability and motor liability in France and health disability in Belgium. All of the reserves that have been discounted have payment amounts that are fixed and timing that is reasonably determinable.

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

     The reserves held at year-end 1997 and year-end 1998 show surpluses of 5.0% and 3.3%, respectively, after adjusting for the impact of exchange rate fluctuations. The surplus is primarily driven by favorable claims experience in Germany, France, the United Kingdom, and Austria and is offset by adverse development in Italy. The reserves held at year-end 1999, year-end 2000 and year-end 2001 show deficiencies of 2.6%, 4.1% and 2.6%, respectively, after adjusting for the impact of exchange rate fluctuations. The deficiency for year-end 1999 is driven by upward development on claims related to the storms "Lothar" and "Martin" that occurred in Europe in late 1999. Additionally, the strengthening of the reserves U.S. casualty, asbestos and environmental, as well as for motor liability and general liability in Italy during 2001 and 2002 contributed to the deficiencies shown for 1999, 2000 and 2001. The cumulative deficiency in 2001 was also significantly impacted by exchange rate fluctuations between the euro and U.S. dollar, reflecting the reserve additions taken at our U.S. subsidiaries Fireman's Fund and Allianz Insurance Co.

INDIVIDUAL COUNTRY RESERVES -- GROSS RESERVES

     The following five tables present loss development data on a local statutory basis of accounting for Germany, the United States, the United Kingdom, France and Italy, the five countries in which we write the majority of our business.

     Since the Group adopted IFRS in 1997, historical loss development data is not available on a consistent basis of accounting for years prior to 1997. Therefore, the individual country tables presented on the following pages are prepared on a local statutory basis of accounting for each respective country.

     Generally, under German, French and Italian statutory accounting principles, property-casualty loss and LAE reserves are established based on a case reserving approach. Individual case reserves, set by claims adjusters, are aggregated to determine the overall reserve amounts. In addition, local regulations in some countries require an equalization reserve as a safety margin. In comparison, under IFRS, overall property-casualty reserves are set by analyzing past data and applying actuarial methodologies to this data. In addition, IFRS-based reserves exclude equalization reserves. Consistent with IFRS principles, catastrophe and equalization reserves are not included in the individual country loss and LAE reserves disclosures.

     The tables for Germany, France, Italy and the United Kingdom present nine years of loss information, as over 60% of the business in these countries is short and medium tail. The table for the United States presents ten years of loss information, as the Group provides longer tail coverages in this market.

GERMANY

     The loss reserve development table for Germany includes the development of property-casualty reserves for the Group subsidiaries that insure or reinsure property-casualty risks in Germany. The table is presented on a consolidated basis for the Group's subsidiaries in Germany on a German statutory accounting basis, and represents 100% of property-casualty reserves in Germany.

     In Germany, reserves related to annuities for personal accident, general liability and motor liability claims are discounted. As of December 31, 2002, 2001, and 2000, our German property-casualty reserves reflected discounts of E223 million, E202 million, and E180 million, respectively.

                                                                    DECEMBER 31,
                                   ------------------------------------------------------------------------------
                                    1994     1995     1996     1997     1998     1999     2000     2001     2002
                                   ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                                  (E IN MILLIONS)
Gross reserves for unpaid claims
  and claims expenses............  10,068   10,787   13,046   13,409   13,235   13,341   13,522   14,642   14,519
Cumulative paid as of:
  One year later.................   2,080    2,052    2,448    2,444    2,527    2,841    2,721    2,992
  Two years later................   2,875    2,829    3,434    3,328    3,576    3,889    3,872
  Three years later..............   3,334    3,357    3,927    4,013    4,198    4,587
  Four years later...............   3,710    3,762    4,421    4,453    4,683
  Five years later...............   4,026    4,103    4,766    4,839
  Six years later................   4,299    4,329    5,081
  Seven years later..............   4,480    4,564
  Eight years later..............   4,670
Liability re-estimated as of:
  One year later.................   9,314    9,780   11,821   11,954   11,982   12,413   12,427   13,483
  Two years later................   8,701    9,144   10,814   10,764   10,916   11,424   11,469
  Three years later..............   8,337    8,542    9,977   10,036   10,279   10,662
  Four years later...............   7,913    8,105    9,425    9,549    9,589
  Five years later...............   7,602    7,772    9,061    9,003
  Six years later................   7,366    7,518    8,593
  Seven years later..............   7,167    7,513
  Eight years later..............   7,167
  Cumulative surplus
    (deficiency).................   2,901    3,274    4,453    4,406    3,646    2,679    2,053    1,159
    Percent......................    28.8%    30.4%    34.1%    32.9%    27.5%    20.1%    15.2%     7.9%

     As a multi-line insurer in the German market, our reserves include diverse property-casualty coverages including motor liability, general liability, property, marine, and credit. In Germany, the general practice is to record statutory reserves based on a prudent case-by-case reserve approach. Statistically, due to favorable outcomes on certain portions of the case reserves, this methodology leads to overall favorable development in the total reserves, leading to statutory reserves that are generally redundant. There were no material changes in the past year in the methods, assumptions or practices of estimating loss reserves in Germany.

     The increase in the gross reserves for 2001 over 2000 for Allianz Group non-life insurance companies in Germany is driven by gross incurred losses and loss adjustment expenses related to the terrorist attack of September 11, 2001, a majority of which is attributable to reinsurance underwritten by Allianz AG.

UNITED STATES

     The loss reserve development table for the United States includes the development of property-casualty reserves for the Group subsidiaries in the United States that insure or reinsure property-casualty risks. The table is presented on a consolidated basis for the Group's subsidiaries in the United States on a U.S. statutory basis, and represents 100% of property-casualty reserves in the United States. As of December 31, 2002, 2001, and 2000, our U.S. property-casualty reserves reflected discounts of E316 million, E412 million, and E295 million, respectively.

                                                               DECEMBER 31,
                          ---------------------------------------------------------------------------------------
                           1993     1994     1995     1996     1997     1998     1999     2000     2001     2002
                          ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                              (E IN MILLIONS)
Gross reserves for
  unpaid claims and
  claims expenses.......   7,972    7,174    7,415    8,633   10,571   10,047   11,932   12,701   16,292   15,860
Cumulative paid as of:
  One year later........   1,589    1,536    1,626    2,538    2,589    2,937    4,043    3,966    4,277
  Two years later.......   2,557    2,516    3,191    4,099    4,429    5,323    6,284    6,013
  Three years later.....   3,213    3,573    4,308    5,455    5,963    6,707    7,715
  Four years later......   3,960    4,432    5,384    6,410    6,882    7,672
  Five years later......   4,569    5,358    6,132    7,087    7,655
  Six years later.......   5,436    5,981    6,654    7,745
  Seven years later.....   5,991    6,414    7,255
  Eight years later.....   6,358    6,970
  Nine years later......   6,890

                                                               DECEMBER 31,
                          ---------------------------------------------------------------------------------------
                           1993     1994     1995     1996     1997     1998     1999     2000     2001     2002
                          ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                              (E IN MILLIONS)
Liability re-estimated
  as of:
  One year later........   6,970    7,285    8,260   10,644   10,254   11,711   13,081   13,361   16,899
  Two years later.......   7,207    7,984    9,859   10,341   11,286   11,965   13,312   14,429
  Three years later.....   7,814    9,274    9,614   11,087   11,374   11,969   14,311
  Four years later......   8,834    9,112   10,250   11,074   11,316   12,853
  Five years later......   8,780    9,687   10,261   10,959   12,277
  Six years later.......   9,384    9,710   10,130   11,940
  Seven years later.....   9,428    9,597   11,185
  Eight years later.....   9,329   10,684
  Nine years later......  10,450
  Cumulative surplus
    (deficiency)........  (2,478)  (3,510)  (3,770)  (3,307)  (1,706)  (2,806)  (2,379)  (1,728)    (606)
  Cumulative surplus
    (deficiency)
    excluding impact of
    foreign exchange....  (2,075)  (1,958)  (1,166)  (1,040)    (765)    (553)  (1,601)  (2,126)  (2,501)
      Percent...........   (26.0)%  (27.3)%  (15.7)%  (12.1)%   (7.2)%   (5.5)%  (13.4)%  (16.7)%  (15.3)%

     The Group's portfolio in the United States consists of a diverse group of personal and commercial coverages, including workers' compensation, general liability, automobile liability, property, fire and marine generally written throughout the United States, and as such we are exposed to general developments and risks that affect the entire U.S. property-casualty industry.

     The significant increase in the gross reserves for 2001 over 2000 for the Allianz Group non-life insurance companies in the United States is driven by incurred losses and loss adjustment expenses related to the simultaneous terrorist attack of September 11, 2001, nearly all of which is attributable to Allianz Insurance Co.

     Primary drivers of the increase in 2002 in the estimated liability for prior years were:

     - Reserve strengthening of US$750 million (net and gross) relating to asbestos and environmental (A&E) exposures at Fireman's Fund for accident years 1987 and prior;

     - General net reserve strengthening at Fireman's Fund for accident years 1999 and 2000; and

     Increases of US$1,145 million in gross reserves for general liability and property exposures at Allianz Insurance Co.

     In 2002 Fireman's Fund completed an analysis of A&E liabilities. The analysis used ground-up exposure-based modeling where appropriate, supplemented by aggregate methods such as average cost models and survival ratio methods. In response to the results of this study, we increased gross asbestos reserves by US$750 million (net and gross) in September 2002, which was within the reasonable range of the analysis and resulted in an unadjusted one-year survival ratio of 12.8 and an unadjusted three-year survival ratio of 15.7. In 1995, Fireman's Fund had increased its net and gross reserves for A&E by US$800 million and in 2000 an additional US$250 million was reallocated to A&E.

     There are significant uncertainties in estimating the amount of A&E claims. Reserves for asbestos-related illnesses, toxic waste clean-up claims and latent drug and chemical exposures cannot be estimated with traditional loss reserving techniques. Case reserves are established when sufficient information has been obtained to indicate the involvement of a specific insurance policy. In addition, IBNR reserves are established to cover additional exposures on both known and unasserted claims. In establishing the liabilities for claims arising from asbestos-related illnesses, toxic waste clean-up and latent drug and chemical exposures, management considers facts currently known and the current state of the law and coverage litigation. However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpretation in the future, there is significant uncertainty regarding the extent of remediation and insurer liability, and given the inherent uncertainty in estimating A&E liabilities, significant adverse deviation from the current carried A&E reserve position is possible.

     In response to the uncertainty associated with A&E claims, Fireman's Fund has created an environmental claims unit focused on A&E claims evaluation and remediation for our U.S. subsidiaries. The staff of this unit, consisting of a total of approximately 50 employees, determines appropriate coverage issues according to the terms of the policies and contracts involved and, on the basis of its experience and expertise, makes judgments as to the ultimate loss potential related to each claim submitted for payment under the various policies and contracts. Judgments of potential losses are also made from precautionary reports submitted by insured companies for claims which have the possibility of involving policy coverage. Factors considered in determining the reserve are: whether the claim relates to asbestos or hazardous waste; whether the claim is for bodily injury or property damage; the limits of liability and attachment points; policy provisions for expenses (which are a significant portion of the estimated ultimate cost of these claims); type of insured; and any provision for reinsurance recoverables. In addition, Fireman's Fund actively pursues commutations and reinsurance cessions to reduce its A&E exposures.

     The industry-wide loss trends for some of these exposures, especially for asbestos-related losses, have deteriorated recently. Some of the reasons for this deterioration include: insureds who either produced or installed products containing asbestos have seen more and larger claims brought against them, some of these companies have declared bankruptcy, which has caused plaintiffs' attorneys to seek larger amounts from solvent defendants and to also include new defendants; some defendants are also seeking relief under different coverage provisions when the products liability portion of their coverage has been exhausted. These developments led the Allianz Group to engage outside actuarial consulting firms to update a previous study conducted in 1995 to analyze the adequacy of the Group's reserves for these types of losses.

     These A&E reserve analyses were completed during 2002, ultimately resulting in an additional US$750 million of reserves attributed entirely to asbestos-related exposures. The analyses included a review of the ultimate gross asbestos loss and allocated loss expense reserves for accident years 1987 and prior. The methodology involved exposure-based modeling of policies with the greatest asbestos exposure, supplemented by aggregate methods for the remaining insureds.

     The range of reasonable potential outcomes for A&E liabilities provided in these analyses was particularly large, and given the inherent uncertainty in estimating A&E liabilities, significant adverse (or favorable) deviation from the current carried A&E reserve position is possible. The range of net loss and allocated loss expense reserve estimates resulting from our A&E study (based on data evaluated as of December 31, 2001) -- taking into account internal and external actuarial analyses, together with management's estimates concerning such factors as the impact of claims handling efforts, commutations, aggressive reinsurance collection, potential conservatism in the estimates and the recognition that not all outcomes would likely be favorable or unfavorable at the same time (resulting in a compression of the range) -- was US$1,196 million to US$1,965 million, with a midpoint of US$1,580 million. Such range compared to our carried A&E reserves of US$816 million at December 31, 2001, resulting in a deficiency of US$380 million to US$1,149 million. As a result, we increased gross and net A&E reserves by US$750 million in 2002 in order to bring carried A&E reserves at December 31, 2002 to the midpoint of such range.

     The table below shows Fireman's Fund case count activity for A&E in 2002 and 2001:

                                                              YEAR TO DATE CASE
                                                                   COUNTS
                                                                DECEMBER 31,
                                                              -----------------     PERCENT
                                                               2002       2001      CHANGE
                                                              ------     ------     -------
New.........................................................    495        486         1.9%
Reopened....................................................    241        175        37.7%
Closed......................................................    902      1,906       (52.7)%
Pending.....................................................  1,741      1,903        (8.5)%

     On September 30, 2002, Fireman's Fund entered into a reinsurance contract whereby it ceded all net carried A&E reserves to Allianz AG, with Allianz AG providing reinsurance cover up to a maximum of US$2,158 million. Total A&E reserves ceded under this treaty were US$1,276 million for consideration in the amount of US$1,276 million. The following table summarizes the gross and net U.S. claim reserves for A&E claims at December 31 for the years indicated.

                                                                 AS PERCENTAGE OF   AS PERCENTAGE OF
                                                                  U.S. PROPERTY-       THE GROUP'S
                                                                     CASUALTY       PROPERTY-CASUALTY
YEAR-END DECEMBER 31,    A&E NET RESERVES   A&E GROSS RESERVES    GROSS RESERVES     GROSS RESERVES
---------------------    ----------------   ------------------   ----------------   -----------------
                         (E IN MILLIONS)     (E IN MILLIONS)
1998...................         982               1,849                18.4%               4.1%
1999...................         883               1,509                12.6%               2.9%
2000...................       1,072               1,778                14.0%               3.3%
2001...................         979               1,649                10.1%               2.7%
2002...................         249               1,704                10.7%               2.9%

     In addition to the increase in A&E and general liability reserves, in 2002 Fireman's Fund increased reserves for accident years 1999 and 2000 following the re-evaluation of several business segments during our regular quarterly reserve analyses. For 1999, commercial auto liability, medical malpractice, other liability and workers' compensation reserves were increased US$102 million, partially offset by favorable development in commercial multi-peril (US$41 million). Accident year 2000 reserves were increased in commercial auto liability, medical malpractice and other liability (US$141 million), partially offset by favorable development in commercial multi-peril and surety (US$56 million). Two of the major business segments that drove the results for commercial auto liability and medical malpractice above have been reevaluated as businesses that we will not write in the future. For Allianz Insurance Co., the gross increases in general liability reserves in 2002 were based on a thorough actuarial analysis carried out in conjunction with a significant re-underwriting of the company's business. The company discontinued most of its general liability portfolio from mid-2002. Of the gross reserve increases for this segment the majority, US$816 million, relates to the accident years 1997 through 2001. There was substantial reported loss emergence for these years during 2002, partly due to a more conservative case reserving philosophy but mainly due to increased loss activity. It has become apparent over the last year that the development characteristics of accident years 1997 onwards are substantially different than for prior years, being more exposed to severity losses as more excess business was written. In recognition of this, during 2002, we added a frequency severity approach to the standard actuarial projections previously applied. Of the remaining increase, US$130 million is for accident years 1985 and prior, partly for A&E exposures and including US$77 million for potential claims for against priests in California.

     The US$188 million increase in the property segment is entirely due to additional provisions for the terrorist attack of September 11, 2001.

     The table below shows total A&E loss activity for the past five years for Fireman's Fund and Allianz Insurance Co. These figures are shown gross of reinsurance and on a statutory basis.

                        A & E GROSS LOSS AND LAE HISTORY

                                                               YEAR ENDED DECEMBER 31,
                                                         -----------------------------------
                                                         1998    1999    2000   2001   2002
                                                         -----   -----   ----   ----   -----
                                                                   ($ IN MILLIONS)
ASBESTOS
Loss + LAE Reserves as of January 1....................    499     957   727    679      596
Plus Incurred Loss and LAE.............................    553     (54)  126     23      688
Less Loss and LAE Payments.............................     95     175   174    106      137
  Payments for Loss....................................            149   142     79      102
  Payments for LAE.....................................             26    32     27       35
Loss + LAE Reserves as of December 31..................    957     727   679    596    1,147

                                                               YEAR ENDED DECEMBER 31,
                                                         -----------------------------------
                                                         1998    1999    2000   2001   2002
                                                         -----   -----   ----   ----   -----
                                                                   ($ IN MILLIONS)
ENVIRONMENTAL
Loss + LAE Reserves as of January 1....................  1,307   1,205   788    975      863
Plus Incurred Loss and LAE.............................    (41)    (34)  318    (37)      73
Less Loss and LAE Payments.............................     61     383   131     75      306
  Payments for Loss....................................            349    75     38      259
  Payments for LAE.....................................             34    55     37       47
Loss + LAE Reserves as of December 31..................  1,205     788   975    863      630

                                                             YEAR ENDED DECEMBER 31,
                                                      -------------------------------------
                                                      1998    1999    2000    2001    2002
                                                      -----   -----   -----   -----   -----
                                                                 ($ IN MILLIONS)
TOTAL ASBESTOS AND ENVIRONMENTAL
Loss + LAE Reserves as of January 1.................  1,806   2,162   1,515   1,654   1,459
Plus Incurred Loss and LAE..........................    512     (88)    444     (13)    760
Less Loss and LAE Payments..........................    156     558     305     182     443
  Payments for Loss.................................            498     217     117     361
  Payments for LAE..................................             60      87      65      83
Loss + LAE Reserves as of December 31...............  2,162   1,515   1,654   1,459   1,776

UNITED KINGDOM

     The loss reserve development table for the United Kingdom includes the development of property-casualty reserves for the Group subsidiaries that insure or reinsure property-casualty risks in the United Kingdom. The table is presented on a consolidated basis for the Group's subsidiaries on a U.K. GAAP basis, which is similar to an IFRS basis, and represents 100% of property-casualty reserves in the United Kingdom.

                                                                         DECEMBER 31,
                                             ---------------------------------------------------------------------
                                             1994    1995    1996    1997    1998    1999    2000    2001    2002
                                             -----   -----   -----   -----   -----   -----   -----   -----   -----
                                                                        (E IN MILLIONS)
Gross reserves for unpaid claims and claims
  expenses.................................  1,141   1,158   1,445   1,797   2,727   3,165   3,262   3,557   3,369
Cumulative paid as of:
  One year later...........................    305     393     469     507     835     911   1,059   1,033
  Two years later..........................    534     627     695     759   1,264   1,496   1,586
  Three years later........................    708     765     856     907   1,622   1,825
  Four years later.........................    807     882     947   1,039   1,841
  Five years later.........................    897     938   1,031   1,109
  Six years later..........................    934   1,001   1,075
  Seven years later........................    969   1,035
  Eight years later........................    995
Liability re-estimated as of:
  One year later...........................  1,055   1,349   1,613   1,606   2,960   3,052   3,189   3,153
  Two years later..........................  1,205   1,467   1,467   1,629   2,816   3,013   2,954
  Three years later........................  1,298   1,356   1,485   1,614   2,720   2,873
  Four years later.........................  1,203   1,356   1,467   1,506   2,622
  Five years later.........................  1,204   1,355   1,407   1,461
  Six years later..........................  1,219   1,330   1,391
  Seven years later........................  1,270   1,322
  Eight years later........................  1,265
  Cumulative surplus (deficiency)..........   (124)   (164)     54     336     105     292     308     404
  Cumulative surplus (deficiency) Excluding
    impact of foreign exchange.............      8     143     228     339     369     259     251     223
    Percent................................    0.7%   12.4%   15.8%   18.9%   13.5%    8.2%    7.7%    6.3%

     In the United Kingdom, we write a broad mix of property-casualty business for both individual and commercial clients. Our general practice is to record property-casualty reserves at the actuarial best estimate plus a margin for prudence. Accordingly, from 1996 through 2000, we have experienced favorable development in property-casualty claim reserves, which has arisen to differing degrees on almost all lines of business and reflects the approach of calculating reserves on a prudent best estimate basis. This approach reflects industry practice in the United Kingdom.

     Allianz Cornhill experienced gross incurred losses and loss adjustment expenses related to the terrorist attack of September 11, 2001, which was a primary factor in year-to-year reserves development.

     The periods prior to and including 1995 differ from subsequent periods in that they showed a deficiency for earlier development years before a surplus emerged. This deficiency arose from the strengthening of reserves relating to Marine Excess of Loss business written through the London Market during the late 1980's. This strengthening of Marine reserves more than offset the redundancy emerging from other lines of business at the time. The Group considers that the reserve issues that arose at the time have been fully addressed, as evidenced by the now positive run-off. There were no material changes in reserving assumptions, methods or philosophy during 2002.

     The table also shows a sharp increase in the level of gross reserves from 1997 to 1998. This is primarily due to the acquisition of AGF in 1998. Reserves from AGF's UK subsidiaries were E1,067 million at December 31, 1998.

FRANCE

     The loss reserve development table for France includes the development of property-casualty reserves for the Group subsidiaries that insure or reinsure property-casualty risks in

France. The table is presented on a consolidated basis for the Group's subsidiaries in France on a French statutory accounting basis. All property-casualty lines other than construction, marine, aviation and transportation, and credit are presented on an accident year basis. Construction, marine, aviation and transportation, and credit are presented on an underwriting year basis, consistent with applicable French statutes. Loss reserves presented on an "underwriting year" basis represent claims related to all policies written during a given year. In contrast, "accident year" loss reserves represent claims for events that occurred during a given calendar year, regardless of when the policy was written. Loss reserves on an underwriting year basis may include claims from different accident years. For example, a policy written during 1999 may have losses in accident year 1999 and in accident year 2000. Therefore, underwriting year data as of a particular evaluation date is less mature than accident year data. This leads to loss emergence taking place over a slightly longer period of time. For year-ends 1998 through 2002, the lines of business accounted for on an underwriting year basis accounted for approximately 25% of the Group's reserves in France.

     At December 31, 2002, 2001, and 2000, as permitted by applicable French statutes, the Group carried approximately E1.4 billion, E1.4 billion, and E1.4 billion, respectively, in annuity reserves. These annuities reflected discounts of E451 million, E451 million, and E444 million, respectively. These annuities relate to individual and group health disability reserves (included in the non-life segment under the Group's French statutory financial statements) and to motor liability where payment amounts are fixed and the timing is reasonably determinable. The reserve development reflected in the table below includes development attributable to the amortization of the discount.

                                                                                DECEMBER 31,
                                                  ------------------------------------------------------------------------
                                                  1994    1995    1996    1997    1998     1999    2000     2001     2002
                                                  -----   -----   -----   -----   -----   ------   -----   ------   ------
                                                                             (E IN MILLIONS)
Gross reserves for unpaid claims and claims
  expenses......................................  1,231   1,275   1,319   1,297   8,468    9,169   9,573   10,277   10,450
Cumulative paid as of:
  One year later................................    373     363     345     341   2,076    3,003   2,877    2,642
  Two years later...............................    536     518     500     469   3,140    4,358   3,977
  Three years later.............................    641     622     594     573   3,826    5,065
  Four years later..............................    723     696     672     648   4,304
  Five years later..............................    780     758     733     707
  Six years later...............................    829     803     780
  Seven years later.............................    867     840
  Eight years later.............................    898
Liability re-estimated as of:
  One year later................................  1,230   1,293   1,280   1,279   8,082   10,231   9,860   10,359
  Two years later...............................  1,260   1,273   1,271   1,218   8,649   10,033   9,939
  Three years later.............................  1,253   1,276   1,222   1,241   8,615    9,863
  Four years later..............................  1,277   1,233   1,234   1,228   8,335
  Five years later..............................  1,242   1,239   1,239   1,261
  Six years later...............................  1,215   1,236   1,259
  Seven years later.............................  1,252   1,237
  Eight years later.............................  1,234
  Cumulative surplus (deficiency)...............     (3)     39      60      36     132     (694)   (366)     (82)
    Percent.....................................   (0.3)%   3.1%    4.6%    2.8%    1.6%    (7.6)%  (3.8)%   (0.8)%

     The Allianz Group companies in France form one of the leading French property-casualty groups. The first-time inclusion of AGF in 1998 resulted in a E5,513 million increase in held reserves at December 31, 1998.

     The Group's primary property-casualty lines of business in France are motor liability, property, individual and group health, group disability, general liability, construction, marine, aviation and transportation, and credit. Declining frequency trends for motor liability in recent years and a prudent case reserving philosophy for motor liability and general liability have contributed to the favorable run-off reflected in the table for years 1995 through 1997. For 1999, the adverse run-off is primarily due to the upward development during 2000 of losses from the storms "Lothar" and "Martin," which occurred in Europe in late December 1999.

     During 2002, reserves for AGF IART experienced adverse development of approximately E124 million on assumed reinsurance, approximately E63 million on commercial property and E10 million on general liability. These adverse developments were primarily offset by favorable reserve development on the reserves of EULER & HERMES and Allianz Marine & Aviation. There were no changes in reserving assumptions, methods or policies during 2002.

     For commercial property, the development was primarily attributable to the 2001 accident year, with smaller offsetting favorable development for prior accident years. For general liability, the development arose primarily from the 2000 and 2001 accident years. These changes in reserve estimates are not attributable to changes in actuarial assumptions, or trends in claim frequency, severity or similar factors. Between 1999 and 2001, four distinct legal entities (AGF IART, Allianz Assurances, PFA TIARD and CAMAT IARD) were merged into AGF IART, and the reserve adjustments noted reflect changes in claims practices and data processing systems resulting from the integration of systems and processes due to such restructuring.

ITALY

     The loss reserve development table for Italy includes the development of property-casualty reserves for the Group subsidiaries that insure or reinsure property-casualty risks in Italy. The table is presented on a consolidated basis for the Group's subsidiaries in Italy on an Italian statutory accounting basis, and represents 100% of property-casualty reserves in Italy.

                                                                        DECEMBER 31,
                                          ------------------------------------------------------------------------
                                          1994    1995    1996    1997    1998      1999     2000    2001    2002
                                          -----   -----   -----   -----   -----   --------   -----   -----   -----
                                                                      (E IN MILLIONS)
Gross reserves for unpaid claims and
  claims expenses.......................  2,379   3,471   3,829   4,029   4,640      5,040   5,560   6,097   6,508
Cumulative paid as of:
  One year later........................    888   1,308   1,487   1,562   1,824      1,940   2,092   2,060
  Two years later.......................  1,280   1,989   2,152   2,308   2,626      2,879   2,957
  Three years later.....................  1,534   2,372   2,571   2,742   3,173      3,357
  Four years later......................  1,717   2,660   2,861   3,101   3,496
  Five years later......................  1,859   2,877   3,129   3,334
  Six years later.......................  1,989   3,084   3,306
  Seven years later.....................  2,118   3,222
  Eight years later.....................  2,208

                                                                        DECEMBER 31,
                                          ------------------------------------------------------------------------
                                          1994    1995    1996    1997    1998      1999     2000    2001    2002
                                          -----   -----   -----   -----   -----   --------   -----   -----   -----
                                                                      (E IN MILLIONS)
Liability re-estimated as of:
  One year later........................  2,376   3,527   3,829   4,037   4,650      5,091   5,687   6,021
  Two years later.......................  2,333   3,524   3,804   4,147   4,788      5,332   5,677
  Three years later.....................  2,404   3,605   3,938   4,279   4,984      5,286
  Four years later......................  2,449   3,710   4,049   4,429   4,904
  Five years later......................  2,498   3,796   4,162   4,337
  Six years later.......................  2,547   3,879   4,061
  Seven years later.....................  2,165   3,789
  Eight years later.....................  2,547
  Cumulative surplus (deficiency).......   (168)   (319)   (232)   (309)   (264)      (247)   (117)     75
    Percent.............................   (7.0)%  (9.1)%  (6.0)%  (7.6)%  (5.7)%     (4.9)%  (2.1)%   1.2%

     The Allianz Group companies in Italy form one of the leading Italian property-casualty groups. The property-casualty reserve portfolio in Italy consists predominantly of motor liability and general liability. During the past few calendar years, adverse development in the Italian general liability market has occurred due to an increase in late-reported claims. In addition, an increase in personal injuries for motor liability, coupled with an increase in the average cost of claims, has led to an increase in the ultimate cost of claims for motor liability. As a result, during the last several calendar years, but especially during 2001 and 2002, reserves for motor liability and general liability were strengthened at the RAS Group across several accident years. These adverse developments were however more than offset by favorable development in 2002 for other lines and other companies in Italy. There were no material changes during 2002 to reserving assumptions, methods or philosophy.

      SELECTED STATISTICAL INFORMATION RELATING TO OUR BANKING OPERATIONS

     For the purposes of presenting the following information, our banking operations include Dresdner Bank AG and its subsidiaries (Dresdner Bank), including its asset management operations, and certain other banking subsidiaries of Allianz. This presentation differs from the presentation in the remainder of "Information on the Company and Operating and Financial Review and Prospects", where the asset management operations of Dresdner Bank are included in our asset management segment and excluded from our banking segment. The following information has been derived from the financial records of our banking operations and has been prepared in accordance with IFRS; it does not reflect adjustments necessary to convert such information to U.S. GAAP. Although the financial statements of Dresdner Bank were consolidated into the financial statements of Allianz AG on the date of our acquisition of Dresdner Bank on July 23, 2001, the information presented below includes the banking operations of Dresdner Bank for all periods in order to provide the reader with comparable information about our banking operations. Additionally, the assets and liabilities of Dresdner Bank do not reflect the purchase accounting adjustments applied with respect to Dresdner Bank's assets and liabilities at July 23, 2001. Additional limitations concerning certain of the average balance sheet data of Dresdner Bank for the periods ending before January 1, 2002 discussed in this section are noted below under "-- Average Balance Sheet and Interest Rate Data."

     In applying our accounting policies to the financial statements of Dresdner Bank during periods prior to July 23, 2001, certificated commercial loans common to the German market, or Schuldscheindarlehen, have been reclassified from Loans and advances to banks and Loans and advances to customers to Investment securities available for sale in order to conform to our accounting policies. At December 31, 2002, 2001, 2000, 1999 and 1998, the book value of
Schuldscheindarlehen was approximately E1.4 billion, E44.0 billion, E46.6 billion, E48.6 billion and

E49.1 billion, respectively. Because there were no loss allowances recorded on such Schuldscheindarlehen, such reclassification had no impact on the gross amount of the loss allowances described below under "-- Summary of Loan Loss Experience." However, such reclassification did adversely affect the ratio of total allowances for loan losses to total loans. On August 1, 2002, we also merged our mortgage banking subsidiary, Deutsche Hyp, which was a part of our Other division, with the mortgage banking subsidiaries of Commerzbank and Deutsche Bank into a single entity, Eurohypo. The assets and liabilities of the former Deutsche Hyp were accordingly deconsolidated as of August 1, 2002.

AVERAGE BALANCE SHEET AND INTEREST RATE DATA

     The following table sets forth the average balances of assets and liabilities and related interest earned from interest-earning assets and interest expensed on interest-bearing liabilities, as well as the resulting average interest yields and rates for the years ended December 31, 2002, 2001 and 2000. For the year ended December 31, 2002, the average balance sheet and interest rate data is based on consolidated monthly average balances using month-end balances prepared in accordance with IFRS. For the years ended December 31, 2001 and 2000, Dresdner Bank did not prepare consolidated balance sheet and interest rate data on a monthly basis. The average balance sheet and interest rate data shown below for the years ended December 31, 2001 and 2000 was derived using unconsolidated monthly balances of Dresdner Bank AG and its non-German branch operations and significant subsidiaries, together with quarterly consolidated balances of Dresdner Bank prepared in accordance with IFRS. Such unconsolidated monthly balances reflected approximately 90% of Dresdner Bank's consolidated assets and liabilities, were not available for all months in the periods shown, and were not in all cases prepared fully in accordance with IFRS. Dresdner Bank has reconciled such monthly balances to the consolidated quarterly balances that were not subject to these limitations, and the data shown below reflects adjustments to give effect to differences identified in such a reconciliation process. We believe that the average balances provide a fair representation of the activities of our banking operations.

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

                                                                      YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------------------------------------------------
                                                 2002                           2001                           2000
                                     ----------------------------   ----------------------------   ----------------------------
                                               INTEREST   AVERAGE             INTEREST   AVERAGE             INTEREST   AVERAGE
                                     AVERAGE   INCOME/    YIELD/    AVERAGE   INCOME/    YIELD/    AVERAGE   INCOME/    YIELD/
                                     BALANCE   EXPENSE     RATE     BALANCE   EXPENSE     RATE     BALANCE   EXPENSE     RATE
                                     -------   --------   -------   -------   --------   -------   -------   --------   -------
                                                                     (E IN MILLIONS, EXCEPT %)
ASSETS
Trading securities
  In German offices................   57,523     1,681     2.9%      56,220     2,075     3.7%      38,637     1,387     3.6%
  In non-German offices............   30,155     1,137     3.8%      30,020     1,484     4.9%      22,093     1,057     4.8%
                                     -------    ------              -------    ------              -------    ------
  Total............................   87,678     2,818     3.2%      86,240     3,559     4.1%      60,730     2,444     4.0%
                                     -------    ------              -------    ------              -------    ------
Loans and advances to banks
  In German offices................   15,708       454     2.9%      22,028       744     3.4%      17,632       651     3.7%
  In non-German offices............    9,966       343     3.4%      18,009       776     4.3%      12,853     1,271     9.9%
                                     -------    ------              -------    ------              -------    ------
  Total............................   25,674       797     3.1%      40,037     1,520     3.8%      30,485     1,922     6.3%
                                     -------    ------              -------    ------              -------    ------
Loans and advances to customers
  In German offices................  112,709     5,490     4.9%     131,346     8,339     6.3%     133,241     7,391     5.5%
  In non-German offices............   45,760     2,413     5.3%      56,144     3,741     6.7%      50,850     3,627     7.1%
                                     -------    ------              -------    ------              -------    ------
  Total............................  158,469     7,903     5.0%     187,490    12,080     6.4%     184,091    11,018     6.0%
                                     -------    ------              -------    ------              -------    ------
Securities purchased under resale
  agreements
  In German offices................   56,213     2,109     3.8%      46,890     2,267     4.8%      24,895     1,180     4.7%
  In non-German offices............   38,059       794     2.1%      41,254     1,545     3.7%      33,170     1,656     5.0%
                                     -------    ------              -------    ------              -------    ------
  Total............................   94,272     2,903     3.1%      88,144     3,812     4.3%      58,065     2,836     4.9%
                                     -------    ------              -------    ------              -------    ------
Investment securities(1)
  In German offices................   35,017     1,584     4.5%      59,346     2,929     4.9%      60,712     3,310     5.5%
  In non-German offices............    9,893       401     4.1%      10,577       469     4.4%      10,460       702     6.7%
                                     -------    ------              -------    ------              -------    ------
  Total............................   44,910     1,985     4.4%      69,923     3,398     4.9%      71,172     4,012     5.6%
                                     -------    ------              -------    ------              -------    ------
Total interest-earning assets......  411,003    16,406     4.0%     471,834    24,369     5.2%     404,543    22,232     5.5%
                                     -------    ------              -------    ------              -------    ------
Non-interest-earning assets
  In German offices................   49,686                         49,006                         30,123
  In non-German offices............   29,206                         22,101                         30,702
                                     -------                        -------                        -------
Total non-interest-earning
  assets...........................   78,892                         71,107                         60,825
                                     -------                        -------                        -------
Total assets.......................  489,895                        542,941                        465,368
                                     =======                        =======                        =======
Percent of assets attributable to
  non-German offices...............     33.3%                          32.8%                          34.4%

LIABILITIES AND SHAREHOLDERS'
  EQUITY
Liabilities to banks(2)
  In German offices................   58,881     1,978     3.4%      71,681     2,765     3.9%      49,420     2,026     4.1%
  In non-German offices............   23,284     1,081     4.6%      30,217     2,301     7.6%      21,602     2,121     9.8%
                                     -------    ------              -------    ------              -------    ------
  Total............................   82,165     3,059     3.7%     101,898     5,066     5.0%      71,022     4,147     5.8%
                                     -------    ------              -------    ------              -------    ------
Liabilities to customers(2)
  In German offices................   71,296     1,906     2.7%      99,113     2,713     2.7%      90,666     2,040     2.3%
  In non-German offices............   36,977     1,126     3.0%      46,628     1,653     3.5%      40,780     2,172     5.3%
                                     -------    ------              -------    ------              -------    ------
  Total............................  108,273     3,032     2.8%     145,741     4,366     3.0%     131,446     4,212     3.2%
                                     -------    ------              -------    ------              -------    ------

                                                                      YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------------------------------------------------
                                                 2002                           2001                           2000
                                     ----------------------------   ----------------------------   ----------------------------
                                               INTEREST   AVERAGE             INTEREST   AVERAGE             INTEREST   AVERAGE
                                     AVERAGE   INCOME/    YIELD/    AVERAGE   INCOME/    YIELD/    AVERAGE   INCOME/    YIELD/
                                     BALANCE   EXPENSE     RATE     BALANCE   EXPENSE     RATE     BALANCE   EXPENSE     RATE
                                     -------   --------   -------   -------   --------   -------   -------   --------   -------
                                                                     (E IN MILLIONS, EXCEPT %)
Securities sold under repurchase
  agreements
  In German offices................   40,328     1,544     3.8%      39,327     1,958     5.0%      20,441       917     4.5%
  In non-German offices............   26,840       588     2.2%      37,548     1,315     3.5%      33,661     1,640     4.9%
                                     -------    ------              -------    ------              -------    ------
  Total............................   67,168     2,132     3.2%      76,875     3,273     4.3%      54,102     2,557     4.7%
                                     -------    ------              -------    ------              -------    ------
Subordinated liabilities
  In German offices................    4,541       206     4.5%       4,439       189     4.3%       4,355       176     4.0%
  In non-German offices............    4,661       361     7.7%       4,793       458     9.6%       4,335       369     8.5%
                                     -------    ------              -------    ------              -------    ------
  Total............................    9,202       567     6.2%       9,232       647     7.0%       8,690       545     6.3%
                                     -------    ------              -------    ------              -------    ------
Certificated liabilities(2)
  In German offices................   42,166     2,507     5.9%      71,266     4,628     6.5%      73,717     4,803     6.5%
  In non-German offices............   56,854     2,108     3.7%      44,657     2,440     5.5%      45,818     2,683     5.9%
                                     -------    ------              -------    ------              -------    ------
  Total............................   99,020     4,615     4.7%     115,923     7,068     6.1%     119,535     7,486     6.3%
                                     -------    ------              -------    ------              -------    ------
Profit participation certificates
  outstanding
  In German offices................    1,771       133     7.5%       2,052        76     3.7%       2,034        64     3.1%
                                     -------    ------              -------    ------              -------    ------
  Total............................    1,771       133     7.5%       2,052        76     3.7%       2,034        64     3.1%
                                     -------    ------              -------    ------              -------    ------
Total interest-bearing
  liabilities......................  367,599    13,538     3.7%     451,721    20,496     4.5%     386,829    19,011     4.9%
                                     -------    ------              -------    ------              -------    ------
Non-interest-bearing liabilities
  In German offices................   64,014                         34,196                         27,538
  In non-German offices............   39,288                         34,576                         38,693
                                     -------                        -------                        -------
Total non-interest-bearing
  liabilities......................  103,302                         68,772                         66,231
                                     -------                        -------                        -------
Shareholders' equity...............   18,994                         22,448                         12,308
                                     -------                        -------                        -------
Total liabilities and shareholders'
  equity...........................  489,895                        542,941                        465,368
                                     =======                        =======                        =======
Percent of liabilities attributable
  to non-German offices............     39.9%                          38.1%                          40.8%

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

NET INTEREST MARGIN

     The following table sets forth the average total interest-earning assets, net interest earned and the net interest margin of our banking operations.

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2002      2001      2000
                                                              -------   -------   -------
                                                               (E IN MILLIONS, EXCEPT %)
Average total interest-earning assets.......................  411,003   471,834   404,543
Net interest earned(1)......................................    2,868     3,873     3,221
Net interest margin(2)......................................     0.70%     0.82%     0.80%

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

                                                                     YEAR ENDED DECEMBER 31,
                                                  -------------------------------------------------------------
                                                              2002 OVER 2001                  2001 OVER 2000
                                                           --------------------            --------------------
                                                           INCREASE/(DECREASE)             INCREASE/(DECREASE)
                                                            DUE TO CHANGE IN:               DUE TO CHANGE IN:
                                                           --------------------            --------------------
                                                            AVERAGE                         AVERAGE
                                                  TOTAL    INTEREST    AVERAGE    TOTAL    INTEREST    AVERAGE
                                                  CHANGE     RATE       VOLUME    CHANGE     RATE       VOLUME
                                                  ------   ---------   --------   ------   ---------   --------
                                                                        (E IN MILLIONS)
INTEREST INCOME
Trading securities
  In German offices.............................    (394)     (441)         47      688         40        648
  In non-German offices.........................    (347)     (354)          7      427         36        391
                                                  ------    ------      ------    -----     ------      -----
  Total.........................................    (741)     (795)         54    1,115         76      1,039
                                                  ------    ------      ------    -----     ------      -----
Loans and advances to banks
  In German offices.............................    (290)      (97)       (193)      93        (59)       152
  In non-German offices.........................    (433)     (135)       (298)    (495)      (885)       390
                                                  ------    ------      ------    -----     ------      -----
  Total.........................................    (723)     (232)       (491)    (402)      (944)       542
                                                  ------    ------      ------    -----     ------      -----
Loans and advances to customers
  In German offices.............................  (2,849)   (1,770)     (1,079)     948      1,054       (106)
  In non-German offices.........................  (1,328)     (704)       (624)     114       (248)       362
                                                  ------    ------      ------    -----     ------      -----
  Total.........................................  (4,177)   (2,474)     (1,703)   1,062        806        256
                                                  ------    ------      ------    -----     ------      -----
Securities purchased under resale agreements
  In German offices.............................    (158)     (561)        403    1,087         24      1,063
  In non-German offices.........................    (751)     (639)       (112)    (111)      (465)       354
                                                  ------    ------      ------    -----     ------      -----
  Total.........................................    (909)   (1,200)        291      976       (441)     1,417
                                                  ------    ------      ------    -----     ------      -----
Investment securities
  In German offices.............................  (1,345)     (227)     (1,118)    (381)      (308)       (73)
  In non-German offices.........................     (68)      (39)        (29)    (233)      (241)         8
  Total.........................................  (1,413)     (266)     (1,147)    (614)      (549)       (65)
                                                  ------    ------      ------    -----     ------      -----
Total interest income...........................  (7,963)   (4,967)     (2,996)   2,137     (1,052)     3,189
                                                  ------    ------      ------    -----     ------      -----
INTEREST EXPENSE
Liabilities to banks
  In German offices.............................    (787)     (331)       (456)     739       (126)       865
  In non-German offices.........................  (1,220)     (768)       (452)     180       (544)       724
                                                  ------    ------      ------    -----     ------      -----
  Total.........................................  (2,007)   (1,099)       (908)     919       (670)     1,589
                                                  ------    ------      ------    -----     ------      -----

                                                                     YEAR ENDED DECEMBER 31,
                                                  -------------------------------------------------------------
                                                              2002 OVER 2001                  2001 OVER 2000
                                                           --------------------            --------------------
                                                           INCREASE/(DECREASE)             INCREASE/(DECREASE)
                                                            DUE TO CHANGE IN:               DUE TO CHANGE IN:
                                                           --------------------            --------------------
                                                            AVERAGE                         AVERAGE
                                                  TOTAL    INTEREST    AVERAGE    TOTAL    INTEREST    AVERAGE
                                                  CHANGE     RATE       VOLUME    CHANGE     RATE       VOLUME
                                                  ------   ---------   --------   ------   ---------   --------
                                                                        (E IN MILLIONS)
Liabilities to customers
  In German offices.............................    (807)      (62)       (745)     673        471        202
  In non-German offices.........................    (527)     (213)       (314)    (519)      (799)       280
                                                  ------    ------      ------    -----     ------      -----
  Total.........................................  (1,334)     (275)     (1,059)     154       (328)       482
                                                  ------    ------      ------    -----     ------      -----
Securities sold under repurchase agreements
  In German offices.............................    (414)     (463)         49    1,041        111        930
  In non-German offices.........................    (727)     (413)       (314)    (325)      (499)       174
                                                  ------    ------      ------    -----     ------      -----
  Total.........................................  (1,141)     (876)       (265)     716       (388)     1,104
                                                  ------    ------      ------    -----     ------      -----
Subordinated liabilities
  In German offices.............................      17        13           4       13          9          4
  In non-German offices.........................     (97)      (85)        (12)      89         48         41
                                                  ------    ------      ------    -----     ------      -----
  Total.........................................     (80)      (72)         (8)     102         57         45
                                                  ------    ------      ------    -----     ------      -----
Certificated liabilities
  In German offices.............................  (2,121)     (363)     (1,758)    (175)       (16)      (159)
  In non-German offices.........................    (332)     (900)        568     (243)      (176)       (67)
                                                  ------    ------      ------    -----     ------      -----
  Total.........................................  (2,453)   (1,263)     (1,190)    (418)      (192)      (226)
                                                  ------    ------      ------    -----     ------      -----
Profit participation certificates outstanding
  In German offices.............................      57        69         (12)      12         11          1
  Total.........................................      57        69         (12)      12         11          1
                                                  ------    ------      ------    -----     ------      -----
TOTAL INTEREST EXPENSE..........................  (6,958)   (3,516)     (3,442)   1,485     (1,510)     2,995
                                                  ------    ------      ------    -----     ------      -----
CHANGE IN TAXABLE NET INTEREST INCOME...........  (1,005)   (1,451)        446      652        458        194
                                                  ======    ======      ======    =====     ======      =====

RETURN ON EQUITY AND ASSETS

     The following table sets forth the net income, average shareholders' equity and selected financial information and ratios of our banking operations.

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2002       2001      2000
                                                              -------    ------    ------
                                                               (E IN MILLIONS, EXCEPT %)
Net (loss)/income...........................................    (944)       539     1,809
Average shareholders' equity................................  18,994     22,448    12,308
Return on assets(1).........................................   (0.19)%     0.10%     0.39%
Return on equity(2).........................................   (4.97)%     2.40%    14.70%
Equity to assets ratio(3)...................................   3.88%       4.13%     2.64%

---------------

(1) Return on assets is defined as net income of our banking operations divided by average total assets of our banking operations.

(2) Return on equity is defined as net (loss)/income of our banking operations divided by average shareholders' equity of our banking operations.

(3) Equity to assets ratio is defined as average shareholders' equity of our banking operations divided by average total assets of our banking operations.

TRADING AND INVESTMENT SECURITIES

     The following table sets forth the book value of trading and investment securities held by our banking operations by type of issuer. The allocation between German and non-German components is based on the domicile of the issuer.

                                                                     AT DECEMBER 31,
                                                              -----------------------------
                                                                2002       2001       2000
                                                              --------    -------    ------
                                                                     (E IN MILLIONS)
TRADING SECURITIES
  GERMAN:
     Federal and state government and government agency debt
       securities...........................................    14,304      8,267     4,225
     Local government debt securities.......................     2,573      3,153     1,611
     Corporate debt securities..............................    34,645     35,326    29,892
     Mortgage-backed securities.............................       403         50        --
     Equity securities......................................       412      1,147     2,661
                                                              --------    -------    ------
     German total...........................................    52,337     47,943    38,389
                                                              --------    -------    ------
  NON-GERMAN:
     U.S. Treasury and other U.S. government agency debt
       securities...........................................     5,798        802       610
     Other government and official institution debt
       securities...........................................    23,568     29,509    22,477
     Corporate debt securities..............................     8,066     12,667    11,734
     Mortgage-backed securities.............................     1,021        474        --
     Equity securities......................................     8,668     13,917     9,762
                                                              --------    -------    ------
     Non-German total.......................................    47,121     57,369    44,583
                                                              --------    -------    ------
TOTAL TRADING SECURITIES....................................    99,458    105,312    82,972
                                                              ========    =======    ======
SECURITIES AVAILABLE FOR SALE
  GERMAN:
     Federal and state government and government agency debt
       securities...........................................       581      6,691     7,030
     Local government debt securities.......................     1,840     24,842    25,517
     Corporate debt securities..............................     7,534     21,566    24,196
     Mortgage-backed and other debt securities..............        22         63        73
     Equity securities......................................     3,951      7,003     7,295
                                                              --------    -------    ------
     German total...........................................  13,928(1)    60,165    64,111
                                                              --------    -------    ------
  NON-GERMAN:
     U.S. Treasury and other U.S. government agency debt
       securities...........................................       227        453       916
     Other government and official institution debt
       securities...........................................     2,550      6,884     6,467
     Corporate debt securities..............................     5,337      6,270     5,626
     Mortgage-backed and other debt securities..............       520        105        19
     Equity securities......................................     3,097      3,297     2,863
                                                              --------    -------    ------
     Non-German total.......................................    11,731     17,009    15,891
                                                              --------    -------    ------
TOTAL SECURITIES AVAILABLE FOR SALE.........................    25,659     77,174    80,002
                                                              ========    =======    ======

                                                                     AT DECEMBER 31,
                                                              -----------------------------
                                                                2002       2001       2000
                                                              --------    -------    ------
                                                                     (E IN MILLIONS)
SECURITIES HELD TO MATURITY
  GERMAN:
     Mortgage-backed securities.............................        --        301       219
                                                              --------    -------    ------
     German total...........................................        --        301       219
                                                              --------    -------    ------
  NON-GERMAN:
     Other government and official institution debt
       securities...........................................       579        558       593
     Corporate debt securities..............................       145        152       165
                                                              --------    -------    ------
     Non-German total.......................................       724        710       758
                                                              --------    -------    ------
TOTAL SECURITIES HELD TO MATURITY...........................       724      1,011       977
                                                              ========    =======    ======

---------------

(1) Change from 2001 to 2002 reflects primarily the August 2002 deconsolidation of Deutsche Hyp.

     At December 31, 2002, our banking operations held ordinary shares of Munich Re that had a book value in excess of ten percent of the shareholders' equity of our banking operations. The aggregate shareholders' equity of Dresdner Bank and our other banking operations was approximately E13,036 million at December 31, 2002. The aggregate book value and market value of such ordinary shares were E1,518 million at December 31, 2002.

MATURITY ANALYSIS OF DEBT INVESTMENT SECURITIES

     The following table sets forth an analysis of the contractual maturity and weighted average yields of our banking operations' debt investment securities. Actual maturities may differ from contractual maturity dates because issuers may have the right to call or prepay obligations. The allocation between German and non-German components is based on the domicile of the issuer.

                                                                         AT DECEMBER 31, 2002
                                                        -------------------------------------------------------
                                                                   DUE AFTER    DUE AFTER
                                                         DUE IN     ONE YEAR    FIVE YEARS
                                                        ONE YEAR    THROUGH      THROUGH     DUE AFTER
                                                        OR LESS    FIVE YEARS   TEN YEARS    TEN YEARS   TOTAL
                                                        --------   ----------   ----------   ---------   ------
                                                                       (E IN MILLIONS, EXCEPT %)
SECURITIES AVAILABLE FOR SALE
  GERMAN:
    Federal and state government and government agency
      debt securities.................................      206         170          156          49        581
    Local government debt securities..................        6       1,139          675          20      1,840
    Corporate debt securities.........................    1,479       4,759        1,236          60      7,534
    Mortgage-backed and other debt securities.........       --          22           --          --         22
                                                         ------      ------       ------       -----     ------
    German total......................................    1,691       6,090        2,067         129      9,977
                                                         ------      ------       ------       -----     ------
  NON-GERMAN:
    U.S. Treasury and other U.S. government agency
      debt securities.................................        1           1            4         221        227
    Other government and official institution debt
      securities......................................    1,084         688          524         254      2,550
    Corporate debt securities.........................    2,260       2,233          518         326      5,337
    Mortgage-backed and other debt securities.........      495          16            6           3        520
                                                         ------      ------       ------       -----     ------
    Non-German total..................................    3,840       2,938        1,052         804      8,634
                                                         ------      ------       ------       -----     ------
TOTAL SECURITIES AVAILABLE FOR SALE...................    5,531       9,028        3,119         933     18,611
                                                         ======      ======       ======       =====     ======
WEIGHTED AVERAGE YIELD................................      3.4%        4.1%         5.0%        5.6%       4.1%
SECURITIES HELD TO MATURITY
  GERMAN:
    Mortgage-backed securities........................       --          --           --          --         --
                                                         ------      ------       ------       -----     ------
    German total......................................       --          --           --          --         --
                                                         ------      ------       ------       -----     ------
  NON-GERMAN:
    Other government and official institution debt
      securities......................................      489          90           --          --        579
    Corporate debt securities.........................      145          --           --          --        145
                                                         ------      ------       ------       -----     ------
    Non-German total..................................      634          90           --          --        724
                                                         ------      ------       ------       -----     ------
TOTAL SECURITIES HELD TO MATURITY.....................      634          90           --          --        724
                                                         ======      ======       ======       =====     ======
WEIGHTED AVERAGE YIELD................................      7.2%        9.3%          --          --        7.5%

LOAN PORTFOLIO

     The following table sets forth an analysis of our loan portfolio, excluding allowances for loan losses, net of unearned income, according to the industry sector of borrowers. The allocation between German and non-German components is based on the domicile of the borrower.

                                                           AT DECEMBER 31,
                                           -----------------------------------------------
                                            2002      2001      2000      1999      1998
                                           -------   -------   -------   -------   -------
                                                           (E IN MILLIONS)
GERMAN:
  Corporate:
     Manufacturing industry..............    9,728    10,825    11,539    11,014    12,459
     Construction........................    1,226     1,813     2,042     2,228     3,378
     Wholesale and retail trade..........    6,041     7,165     7,419     7,555     9,988
     Financial institutions (excluding
       banks) and insurance companies....    2,810     4,896     4,196       926     4,090
     Banks...............................      611       517       601     2,342       628
     Service providers...................   13,797    22,943    21,326    23,658    15,243
     Other...............................    2,911     3,974     3,067     4,416     3,048
                                           -------   -------   -------   -------   -------
     Corporate total.....................   37,124    52,133    50,190    52,139    48,834
                                           -------   -------   -------   -------   -------
  Public authorities.....................      212       718       540       276     1,101
  Private individuals (including self-
     employed professionals).............   43,041    63,773    65,883    64,706    60,545
                                           -------   -------   -------   -------   -------
  German total...........................   80,377   116,624   116,613   117,121   110,480
                                           -------   -------   -------   -------   -------
NON-GERMAN:
  Corporate:
     Manufacturing industry,
       construction, wholesale and retail
       trade and service providers.......   21,846    38,383    43,771    39,197    24,586
     Financial institutions (excluding
       banks) and insurance companies....    6,312    10,285    10,166     8,100     7,379
     Banks...............................    3,348     5,157     6,287     6,645     8,888
     Other...............................    9,144     3,899     3,536     3,405     4,446
                                           -------   -------   -------   -------   -------
     Corporate total.....................   40,650    57,724    63,760    57,347    45,299
                                           -------   -------   -------   -------   -------
  Public authorities.....................    2,065     3,458       990     2,913     1,239
  Private individuals (including self-
     employed professionals).............   11,046    10,601    10,151     9,922     9,595
                                           -------   -------   -------   -------   -------
  Non-German total.......................   53,761    71,783    74,901    70,182    56,133
                                           -------   -------   -------   -------   -------
TOTAL LOANS..............................  134,138   188,407   191,514   187,303   166,613
                                           =======   =======   =======   =======   =======

     The following table sets forth our banking operations' mortgage loans and finance leases that are included within the above analysis of loans.

                                                              AT DECEMBER 31,
                                                 ------------------------------------------
                                                  2002     2001     2000     1999     1998
                                                 ------   ------   ------   ------   ------
                                                              (E IN MILLIONS)
Mortgage loans.................................  39,683   57,315   61,303   60,587   55,975
Finance leases.................................   1,104    2,414    1,430    1,778    1,568

LOAN CONCENTRATIONS

     Although our loan portfolio is diversified across more than 152 countries, at December 31, 2002 approximately 59.9% of our total loans were to borrowers in Germany. At December 31, 2002, our largest credit exposures to borrowers in Germany were loans to private individuals (including self-employed professionals). Approximately 54.3% of these loans are residential mortgage loans, which represent approximately 17.4% of our total loans. Our residential mortgage loans include owner-occupied, single- and two-family homes and apartment dwellings and investment properties. Our residential mortgage loans are well diversified across all German states. Our remaining loans to private individuals in Germany primarily include other consumer installment loans and loans to self-employed professionals, which are also geographically diversified across Germany. We have no other concentrations of loans to private individuals (including self-employed professionals) in Germany in excess of ten percent of our total loans.

     Our corporate customers are broadly diversified. At December 31, 2002, approximately 10.3% of our total loans were to German corporate customers in various services industries, including utilities, media, transportation and other service providers. However, none of those industries are individually significant to our domestic loan portfolio and we have no concentrations of loans to borrowers in any services industry in excess of ten percent of our total loans.

     At December 31, 2002, approximately 23.1% of our total loans were to non-financial corporate borrowers outside Germany.

     These loans are well diversified across various commercial industries, including:

                                                               PERCENT OF
                                                               TOTAL LOANS
                                                               -----------
Manufacturing industry......................................       6.9%
Construction................................................       1.6%
Wholesale and retail trade..................................       1.1%
Telecommunications..........................................       1.5%
Transportation..............................................       1.1%
Other service providers(1)..................................       4.1%
Other.......................................................       6.8%

---------------

(1) Other services providers include media, utilities, natural resources and other services.

     We have no concentrations of loans to non-financial corporate borrowers in any industry in excess of ten percent of our total loans.

MATURITY ANALYSIS OF LOAN PORTFOLIO

     The following table sets forth an analysis of the contractual maturity of our loans at December 31, 2002. The allocation between German and non-German components is based on the domicile of the borrower.

                                                                  AT DECEMBER 31, 2002
                                                      --------------------------------------------
                                                                 DUE AFTER
                                                       DUE IN     ONE YEAR
                                                      ONE YEAR    THROUGH     DUE AFTER
                                                      OR LESS    FIVE YEARS   FIVE YEARS    TOTAL
                                                      --------   ----------   ----------   -------
                                                                    (E IN MILLIONS)
GERMAN:
  Corporate:
       Manufacturing industry.......................    5,238       3,158        1,332       9,728
       Construction.................................      884         150          192       1,226
       Wholesale and retail trade...................    3,477       1,839          725       6,041
       Financial institutions (excluding banks) and
          insurance companies.......................    1,495       1,043          272       2,810
       Banks........................................      354         181           76         611
       Service providers:
          Telecommunication.........................       10         497          104         611
          Transportation............................      300         157          390         847
          Other service providers...................    5,420       3,763        3,156      12,339
       Total service providers......................    5,730       4,417        3,650      13,797
       Other........................................    1,462         972          477       2,911
                                                       ------      ------       ------     -------
       Corporate total..............................   18,640      11,760        6,724      37,124
                                                       ------      ------       ------     -------
  Public authorities................................      180          24            8         212
  Private individuals (including self-employed
     professionals):
     Residential mortgage loans.....................      277       5,643       17,450      23,370
     Consumer installment loans.....................    3,154           0            0       3,154
     Other..........................................    5,872       1,848        8,797      16,517
  Total private individuals (including self-employed
     professionals).................................    9,303       7,491       26,247      43,041
                                                       ------      ------       ------     -------
  German total......................................   28,123      19,275       32,979      80,377
                                                       ------      ------       ------     -------
NON-GERMAN:
  Corporate:
       Manufacturing industry.......................    4,600       3,801          831       9,232
       Construction.................................      417       1,094          700       2,211
       Wholesale and retail trade...................      870         574           57       1,501
       Service Providers:
          Telecommunication.........................      326       1,370          276       1,972
          Transportation............................      253         575          628       1,456
          Other service providers...................    2,698       2,326          450       5,474
       Total service providers......................    3,277       4,271        1,354       8,902
       Total manufacturing industry, construction,
          wholesale and retail trade and service
          providers.................................    9,164       9,740        2,942      21,846

                                                                  AT DECEMBER 31, 2002
                                                      --------------------------------------------
                                                                 DUE AFTER
                                                       DUE IN     ONE YEAR
                                                      ONE YEAR    THROUGH     DUE AFTER
                                                      OR LESS    FIVE YEARS   FIVE YEARS    TOTAL
                                                      --------   ----------   ----------   -------
                                                                    (E IN MILLIONS)
       Financial institutions (excluding banks) and
          insurance companies.......................    1,633       3,128        1,551       6,312
       Banks........................................    2,007         994          347       3,348
       Other........................................    5,768       1,867        1,509       9,144
                                                       ------      ------       ------     -------
       Corporate total..............................   18,572      15,729        6,349      40,650
                                                       ------      ------       ------     -------
  Public authorities................................    1,702         188          175       2,065
  Private individuals (including self-employed
     professionals):
          Residential mortgage loans................      850       2,702        5,368       8,920
          Consumer installment loans................       43          52           34         129
          Other.....................................    1,197         276          524       1,997
  Total private individuals.........................    2,090       3,030        5,926      11,046
                                                       ------      ------       ------     -------
  Non-German total..................................   22,364      18,947       12,450      53,761
                                                       ------      ------       ------     -------
TOTAL LOANS.........................................   50,487      38,222       45,429     134,138
                                                       ======      ======       ======     =======

     The following table sets forth the total amount of loans due after one year with predetermined interest rates and floating or adjustable interest rates at December 31, 2002. Loans with predetermined interest rates are loans for which the interest rate is fixed for the entire term of the loan. All other loans are considered floating or adjustable interest rate loans. The allocation between German and non-German components is based on the domicile of the borrower.

                                                                    AT DECEMBER 31, 2002
                                                          ----------------------------------------
                                                                             LOANS WITH
                                                            LOANS WITH      FLOATING OR
                                                          PREDETERMINED      ADJUSTABLE
                                                          INTEREST RATES   INTEREST RATES   TOTAL
                                                          --------------   --------------   ------
                                                                       (E IN MILLION)
GERMAN:
  Private individuals (including self-employed
     professionals).....................................      31,098            2,640       33,738
  Corporate and public customers........................      12,446            6,070       18,516
German total............................................      43,544            8,710       52,254
NON-GERMAN:
  Private individuals (including self-employed
     professionals).....................................       2,637            6,319        8,956
  Corporate and public customers........................       5,763           16,678       22,441
Non-German total........................................       8,400           22,997       31,397
Total...................................................      51,944           31,707       83,651

RISK ELEMENTS

NON-PERFORMING LOANS

     The following table sets forth the outstanding balance of our non-performing loans. The allocation between German and non-German components is based on the domicile of the borrower.

                                                                AT DECEMBER 31,
                                                    ---------------------------------------
                                                     2002     2001    2000    1999    1998
                                                    ------   ------   -----   -----   -----
                                                                (E IN MILLIONS)
NONACCRUAL LOANS:
  German..........................................   7,355    8,751   7,991   7,516   6,322
  Non-German......................................   3,097    2,404   1,928   1,618     869
                                                    ------   ------   -----   -----   -----
  Total nonaccrual loans..........................  10,452   11,155   9,919   9,134   7,191
                                                    ======   ======   =====   =====   =====
LOANS PAST DUE 90 DAYS AND STILL ACCRUING
  INTEREST:
  German..........................................     644    1,640   1,238   1,526   1,876
  Non-German......................................     151      309     300     305     196
                                                    ------   ------   -----   -----   -----
  Total loans past due 90 days and still accruing
     interest.....................................     795    1,949   1,538   1,831   2,072
                                                    ======   ======   =====   =====   =====
TROUBLED DEBT RESTRUCTURINGS:
  German..........................................      65      215     253     261     307
  Non-German......................................     313      336     323     289     294
                                                    ------   ------   -----   -----   -----
  Total troubled debt restructurings..............     378      551     576     550     601
                                                    ======   ======   =====   =====   =====

NONACCRUAL LOANS

     Nonaccrual loans are loans on which interest income is no longer recognized on an accrual basis and loans for which a specific provision is recorded for the full amount of accrued interest receivable. We place loans on nonaccrual status when we determine, based on management's judgment, that the payment of interest or principal is doubtful.

     When a loan is placed on nonaccrual status, any accrued and unpaid interest receivable is reversed and charged against interest income. We restore loans to accrual status only when interest and principal are made current in accordance with the contractual terms and, in management's judgment, future payments are reasonably assured. When we have doubts about the ultimate collectibility of the principal of a loan placed on nonaccrual status, all cash receipts are recorded as reductions in principal. Once the recorded principal amount of the loan is reduced to zero, future cash receipts are recognized as interest income. For all remaining loans, interest income is recognized when received.

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

INTEREST INCOME ON NON-PERFORMING LOANS

     The following table sets forth the gross interest income that would have been recorded during the year ended December 31, 2002 on nonaccrual loans and troubled debt restructurings if such loans had been current in accordance with their original contractual terms and the interest income on such loans that was actually included in interest income during the year ended December 31, 2002.

                                                                YEAR ENDED DECEMBER 31, 2002
                                                              ---------------------------------
                                                              IN GERMAN   IN NON-GERMAN
                                                               OFFICES       OFFICES      TOTAL
                                                              ---------   -------------   -----
                                                                       (E IN MILLIONS)
Interest income that would have been recorded in accordance
  with the original contractual terms.......................     341           137         478
Interest income actually recorded...........................      48            30          78

POTENTIAL PROBLEM LOANS

     Potential problem loans are loans that are not classified as nonaccrual loans, loans past due 90 days and still accruing interest or troubled debt restructurings, but where known information about possible credit problems causes us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans in one of the three categories of non-performing loans described above. The outstanding balance of our potential problem loans was E2,437 million at December 31, 2002.

     Each of our potential problem loans has been subject to our normal credit monitoring and review procedures. Of these loans, approximately E576 million have a specific loss allowance. The remaining loans have also been reviewed for impairment, however, based on our estimated measurement of the impairment, no specific loss allowance has been recorded on such loans.

     Approximately 6% and 2% of our potential problem loans are to private individuals in Germany and Latin America, respectively. The remaining loans are to corporate borrowers in manufacturing, construction, wholesale and retail trade, telecommunication, transportation and other services, including media, utilities, natural resources and other services and other industry sectors. Our potential problem loans to corporate borrowers are diversified across the following geographic regions:

                                                                  AT DECEMBER 31, 2002
                                                               PERCENT OF TOTAL POTENTIAL
                                                                     PROBLEM LOANS
                                                               --------------------------
Germany.....................................................               62%
North America...............................................               11%
Europe (excluding Germany)..................................                8%
Latin America...............................................                7%
Asia/Pacific................................................                2%
Middle East/Africa..........................................                2%

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

     The following table sets forth our cross-border outstandings by geographic location for countries that exceeded 0.75% of the total assets of our banking operations. At December 31, 2002, there were no cross-border outstandings that exceeded 0.50% of the total assets of our banking operations in any country currently facing debt restructurings or liquidity problems that we expect would materially impact the borrowers' ability to repay their obligations.

                                                             AT DECEMBER 31, 2002
                        ----------------------------------------------------------------------------------------------
                         GOVERNMENT     BANKS AND                NET LOCAL   TOTAL CROSS-    PERCENT
                        AND OFFICIAL    FINANCIAL                 COUNTRY       BORDER      OF TOTAL     CROSS-BORDER
                        INSTITUTIONS   INSTITUTIONS   OTHER(1)    CLAIMS     OUTSTANDINGS   ASSETS(2)   COMMITMENTS(3)
                        ------------   ------------   --------   ---------   ------------   ---------   --------------
                                                          (E IN MILLIONS, EXCEPT %)
COUNTRY
United States.........      1,853          4,708       3,963          --        10,524        2.53%         13,100
United Kingdom........        718          3,048       2,803       3,583        10,152        2.44%          5,421
France................      1,035          3,596       1,511          56         6,198        1.49%          2,498
Italy.................      6,194          1,573         202       1,932         9,901        2.38%            649
Netherlands...........        400          3,233       1,064          --         4,697        1.13%          1,972
Japan.................        749            476         109          41         1,375        0.33%          1,187
Switzerland...........         79          1,701         964          --         2,744        0.66%            942
Spain.................        829            948         519          --         2,296        0.55%            148

                                                             AT DECEMBER 31, 2001
                        ----------------------------------------------------------------------------------------------
                         GOVERNMENT     BANKS AND                NET LOCAL   TOTAL CROSS-    PERCENT
                        AND OFFICIAL    FINANCIAL                 COUNTRY       BORDER      OF TOTAL     CROSS-BORDER
                        INSTITUTIONS   INSTITUTIONS   OTHER(1)    CLAIMS     OUTSTANDINGS   ASSETS(2)   COMMITMENTS(3)
                        ------------   ------------   --------   ---------   ------------   ---------   --------------
                                                          (E IN MILLIONS, EXCEPT %)
COUNTRY
United States.........      1,266          8,200       7,135       1,178        17,779        3.38%         14,301
United Kingdom........        354          9,472       2,495          --        12,321        2.34%          7,137
France................        556          6,834       4,020          --        11,410        2.17%            124
Italy.................     11,320          1,344         361       1,088        14,113        2.68%          2,409
Netherlands...........      1,408          4,561       2,105          --         8,074        1.54%             --
Japan.................        361          1,334         422         644         2,761        0.53%          3,132
Switzerland...........         86          2,995       1,887          --         4,968        0.94%            219
Spain.................      2,509          1,530       1,004          32         5,075        0.97%            133

                                                             AT DECEMBER 31, 2000
                        ----------------------------------------------------------------------------------------------
                         GOVERNMENT     BANKS AND                NET LOCAL   TOTAL CROSS-    PERCENT
                        AND OFFICIAL    FINANCIAL                 COUNTRY       BORDER      OF TOTAL     CROSS-BORDER
                        INSTITUTIONS   INSTITUTIONS   OTHER(1)    CLAIMS     OUTSTANDINGS   ASSETS(2)   COMMITMENTS(3)
                        ------------   ------------   --------   ---------   ------------   ---------   --------------
                                                          (E IN MILLIONS, EXCEPT %)
COUNTRY
United States.........      1,130         11,944       6,632       1,421        21,127        4.22%         18,568
United Kingdom........        216         12,398       2,891          --        15,505        3.09%          6,685
France................        730          6,454       3,513          --        10,697        2.14%             69
Italy.................      6,548          3,098         314          77        10,037        2.00%          1,041
Netherlands...........      1,131          4,809       2,510          --         8,450        1.69%             --
Japan.................        966          2,316         424         696         4,402        0.88%          3,204
Switzerland...........        116          3,531       2,181         455         6,283        1.25%            248
Spain.................      2,281          1,430         712         182         4,605        0.92%            775

---------------

(1) Other includes insurance, commercial, industrial, service providers and other corporate counter-parties.

(2) Percent of total assets is defined as total cross-border outstandings divided by total assets of our banking operations. The total assets of our banking operations were E415 billion, E526 billion and E501 billion at December 31, 2002, 2001 and 2000, respectively.

(3) Cross-border commitments have been presented separately as they are not included as cross-border outstandings unless utilized.

     Total cross-border outstandings disclosed above included E945 million and E668 million of gross loans outstanding to borrowers in the United States that are also disclosed within the category of non-performing loans at December 31, 2002 and 2001, respectively. At December 31, 2002, total cross-border outstandings disclosed above also included E126 million of gross loans outstanding to borrowers in the United States that are also disclosed within the category of potential problem loans.

SUMMARY OF LOAN LOSS EXPERIENCE

     The following discussion of loan loss allowances refers to the banking operations of Dresdner Bank, which represents substantially all of our banking segment, as our other banking operations have not historically been significant.

     We establish allowances for loan losses in our loan portfolio that represent management's estimate of probable losses at the balance sheet date. We calculate an allowance for each of the following risks that are allocable to identified loans or groups of loans in our portfolio:

     - a specific loan loss allowance for impaired loans;

     - a general loan loss allowance for impairments that have been incurred but are not yet identified; and

     - an allowance for transfer risk, or country risk allowance.

     We do not maintain any additional reserves that are not allocable to specifically identified loans or groups of loans in the portfolio.

SPECIFIC LOAN LOSS ALLOWANCE

     A specific loan loss allowance is established to provide for specifically identified counter-party risks. Loans are identified as impaired if it is probable that borrowers are no longer able to make their contractually agreed-upon interest and principal payments. Specific loan loss allowances are established for impaired loans. We calculate the specific loan loss allowance based on the guidance provided in IAS 39 and SFAS 114, according to which an impaired loan should be recorded at its estimated recoverable amount either directly, or through the use of an allowance account by recording a charge to the income statement. The estimated recoverable amount is the present value of expected future cash flows discounted at the loan's original effective interest rate, or if the loan is collateral dependant and foreclosure on the loan is probable, the fair value of the collateral, or if there is an observable market for the loan, the market value of the loan. If the amount of the impairment subsequently increases or decreases due to an event occurring after the initial measurement of impairment, a change in the allowance is recognized in earnings by a charge or a credit to net loan loss provisions.

     We evaluate each of our loans individually. We use an internal credit rating system implemented in 2002 to assign ratings from 1 to 16 to each loan on the basis of specific quantitative and qualitative customer criteria, including financial condition, historical earnings, management quality, and general industry data, among others. Loans that are classified in the rating categories 15 and 16 are loans that are deemed to be impaired under IAS 39 and SFAS 114. In addition, loans that carry ratings of 13 and 14 are reviewed for potential impairment. Prior to 2002, we used an internal credit rating system that assigned ratings from 1 to 8 to each loan.

     Loans for which a specific loan loss allowance has previously been established are evaluated on an individual basis if the existing specific loan loss allowance is E500,000 or more. Loans for which a specific loan loss allowance of less than E500,000 has previously been established have been aggregated into portfolios of similar loans by collateral types for evaluation under IAS 39 and SFAS 114. We determine the impairment provision on such portfolios by calculating the average loss rates and the collection periods for different types of collateral and applying a weighted average discount rate to these aggregated expected future cash flows. The results of such calculations are subject to back-testing procedures, such as individual evaluation of sample loans within particular sub-portfolios.

GENERAL LOAN LOSS ALLOWANCE

     General loan loss allowances are established to provide for incurred but unidentified losses that are inherent in the loan portfolio as of the relevant balance sheet date. General allowances for loan losses are established for loans that are impaired but not yet identified as impaired due to the time lag between the occurrence of an impairment event and the detection of that event by our credit risk monitoring systems and controls. Such a time lag may occur due to intervals between impairment tests, ratings reviews and/or a borrower's financial reporting. In order to avoid layering or double counting of both specific and general loan loss allowances, only those loans that have not been deemed impaired under IAS 39 or SFAS 114 are included as part of the portfolio used to establish the general loan loss allowance.

     The amount of the general loan loss allowance is based on historical loan loss experience and management's evaluation of the loan portfolio under current events and economic conditions. Toward this end, we follow a three-step process.

     First, we derive an economic measure of future expected credit losses over a given time horizon, based on the application of historical loss data to the loan portfolio as of the most recent balance sheet date. On the basis of the individual ratings that we have assigned, we assign empiric probabilities of default to loans with a similar rating. In a bottom-up process, we apply credit risk parameters based on differentiation between the underlying risks (e.g. probabilities of default by internal rating class and collateral recovery rates by collateral types) to the position data of the loan portfolio. We calculate probabilities of default using empiric historical data of Dresdner Bank's loan portfolio, which serves as the basis for predicting future default rates within our rating categories. We derive the expected loss from Dresdner Bank's historical experience of the amount of the balance of a claim that is not likely to be recovered based on the balance of the claim when the loan became impaired. The result is an economic measure of the expected credit losses of each individual loan, representing a probability-weighted amount of credit loss in the event of a default over the measurement horizon. These amounts are aggregated to the total portfolio level. Through a revolving analysis of actual credit losses, we update the underlying credit risk parameters of our credit risk models in order to improve the quality and reliability of our credit risk measures.

     Second, we adjust the expected credit loss estimate, which reflects all future credit losses regardless of the accounting period in which they are expected to occur, to reflect only those credit losses that can be attributed to the current accounting period as having already occurred, but as not yet having been identified as of the most recent balance sheet date. These adjustments are performed on the basis of loss emergence periods, which measure the average time lag between the economic loss event and accounting recognition of the loss under IAS 39 or SFAS 114. We generally use default horizons of between six and eight months from the balance sheet date, depending on the portfolio. The resulting amount is used as the basis for determining the general loan loss allowance.

     Third, since expected loss estimates are dependent on historical information, which may not be representative of current circumstances, the general loan loss allowance may be reviewed by Dresdner Bank senior management. If we believe that certain current factors such as internal lending practices or the state of the broader credit cycle are not adequately reflected in the historical credit risk parameters used to establish the general loan loss allowance, we perform an additional qualitative analysis of the allowance. Modifications of the allowance may then be proposed to Dresdner Bank's management board. Factors for which such modifications of the general loan loss allowance may be made include:

     - Levels of and trends in delinquencies and impaired loans;

     - Levels in and trends in recoveries of prior charge offs;

     - Trends in volume and terms of loans;

     - Effects of changes in lending policies and procedures;

     - Experience, ability, and depth of lending management and other relevant staff;

     - National and local trends and conditions; and

     - Credit concentrations.

COUNTRY RISK ALLOWANCE

     Country risk allowances are established for transfer risk. Transfer risk is a measure of the likely ability of a borrower in a certain country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in that country. We establish a country risk allowance for loan exposures if serious doubts exist regarding a counterparty's ability to comply with the repayment terms due to the economic or political situation prevailing in the country of the domicile of the counterparty. We believe that this risk represents an additional risk above and beyond the normal counterparty risk.

     Country risk allowances are based on our country rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile. Using this system, we define country risk ratings from 1 to 8. Country risk allowances are established only for loans to borrowers in countries that are classified in country risk rating categories 6, 7 and 8.

     We exclude certain loans from this assessment, including loans made in local currency, certain short-term trade financing loans and loans that are collateralized by assets in, or guaranteed by a party in, an economically and politically stable country. In order to avoid layering or double counting of both specific loan loss allowances and country risk allowances, loans that have been deemed impaired under IAS 39 or SFAS 114 are excluded from the portfolio used to establish the country risk allowance.

SELF-CORRECTING MECHANISMS

     The principal self-correcting mechanism used to reduce the difference between estimated and actual observed losses is our practice of basing loss estimates on our historical loss experience. Where actual observed losses differ from estimated losses, information relating to the actual observed losses is incorporated into the historical statistical data on which we base our estimates and is accordingly reflected in our subsequent estimated losses. Similarly, the credit default models that we use in calculating the general loan loss allowance are updated to incorporate newly available statistical evidence on impairment into the default calculations.

     In addition, Dresdner Bank reviews its loss estimates on a quarterly basis, and, where such estimates differ from actual observed losses, makes appropriate adjustment to the general loan loss allowance and/or the country risk allowance.

MOVEMENTS IN LOAN LOSS ALLOWANCE

     The primary change in the concentration, quality and terms of our loan portfolio in 2002 was the deconsolidation in August 2002 of our former mortgage banking subsidiary Deutsche Hyp. Primarily as a result of the deconsolidation, our total loan portfolio decreased by E54,269 million, or 28.8%, to E134,138 million at December 31, 2002 from E188,407 million at December 31, 2001. Substantially all of the decrease related to commercial mortgage loans held by German borrowers. Such loans typically are longer term than other loans in our portfolio, with the result that the deconsolidation slightly reduced our portfolio's overall maturity profile. This change was reflected directly in both the specific loan loss allowance and the general loan loss allowance, which were reduced by E923 million and E62 million, respectively, as a result of the deconsolidation, as well as indirectly in the general loan loss allowance, to the extent that loans attributable to Deutsche Hyp were no longer included in the portfolio used to calculate the general loan loss allowance following the deconsolidation.

     In addition, we significantly decreased exposures to corporate borrowers in the course of 2002, particularly in the United States and Asia, as part of our strategic plan to reduce our non-core lending activities outside of Europe. The reduction in exposures to corporate borrowers was more than offset by the deterioration in the credit quality of existing borrowers, however, reflecting the weakness in the current global economic climate. On a comparable basis, excluding loans attributable to Deutsche Hyp, our non-performing loans increased by E1,276 million, or 12.3%, and potential problem loans increased E231 million, or 10.5%, from December 31, 2001 to December 31, 2002.

     We did not introduce significant changes in the terms of our loan underwriting in 2002, nor did we introduce significant changes in our estimation methods and assumptions. Beginning in late 2001 and over the course of 2002, Dresdner Bank implemented a revised and improved loan rating system to reflect 16 categories of loan rating rather than merely eight, and to reflect more accurately qualitative as well as quantitative information relating to loans. The new loan grading system did not significantly affect our loan loss allowances at December 31, 2002.

     During 2002, there were no reallocations of the allowance among the different parts of the loan portfolio or different elements of the allowance. As discussed above, when we establish a specific loan loss allowance in relation to a particular loan, that loan is removed from the portfolio of loans that is used as a basis for calculating the general loan loss allowance and the country risk allowance. The establishment of a specific loan loss allowance may therefore result indirectly in a decrease in the general loan loss allowance and the country risk allowance, but no direct reallocation of allowances occurs.

     In 2002, we established significant specific loan loss allowances of E288 million in relation to E729 million of loans to borrowers in Argentina. Such loans were subsequently excluded from the portfolio of loans used to calculate the general loan loss allowance and the country risk allowance. The resulting indirect decrease in the country risk allowance was offset in part, however, by increased country risk provisions of E70 million relating to exposures in Brazil.

     In general, the comparatively high level of net loan loss provisions of E2,222 million in 2002, together with the decrease in the overall size of the loan portfolio attributable to the deconsolidation of Deutsche Hyp and the reduction in non-core lending outside Europe, resulted in a lower projected level of general loan loss allowances than in previous years. In light of global economic and geopolitical conditions, however, we determined not to reduce our general loan loss allowance to reflect such projections. Our general loan loss allowance was E747 million at December 31, 2002, compared to E753 million at December 31, 2001.

     We believe the level of our total loan loss allowance is adequate in comparison to our historical net loss experience. The average credit rating of loans in our portfolio based on our internal rating system has remained largely constant in recent years, while at the same time our total loan loss allowance as a percentage of total loans has increased to 5.2% at December 31, 2002, compared to 4.5% at December 31, 2001, excluding loans and allowances for loan losses attributable to Deutsche Hyp, and 3.7% at December 31, 2000.

     The following table sets forth an analysis of the specific loan loss allowances by industry sector and geographic category of the borrowers, and the percentage of our total loan portfolio accounted for by those industry and geographic categories, on the dates specified. The allocation between German and non-German components is based on the domicile of the borrower.

                                                                         AT DECEMBER 31,
                                -------------------------------------------------------------------------------------------------
                                      2002                2001                2000                1999                1998
                                -----------------   -----------------   -----------------   -----------------   -----------------
                                         PERCENT             PERCENT             PERCENT             PERCENT             PERCENT
                                         OF TOTAL            OF TOTAL            OF TOTAL            OF TOTAL            OF TOTAL
                                          LOANS               LOANS               LOANS               LOANS               LOANS
                                         IN EACH             IN EACH             IN EACH             IN EACH             IN EACH
                                         CATEGORY            CATEGORY            CATEGORY            CATEGORY            CATEGORY
                                         TO TOTAL            TO TOTAL            TO TOTAL            TO TOTAL            TO TOTAL
                                AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS
                                ------   --------   ------   --------   ------   --------   ------   --------   ------   --------
                                                                    (E IN MILLIONS, EXCEPT %)
GERMAN:
 Corporate:
   Manufacturing industry.....    884       7.2%      884       5.7%      687       6.0%      840       5.9%      738       7.5%
   Construction...............    301       0.9%      353       1.0%      381       1.1%      389       1.2%      372       2.0%
   Wholesale and retail
     trade....................    426       4.5%      448       3.8%      506       3.9%      585       4.0%      557       6.0%
   Financial institutions
     (excluding banks) and
     insurance companies......    171       2.1%      133       2.6%      135       2.2%      110       0.5%      126       2.5%
   Banks......................      7       0.5%        5       0.3%        1       0.3%       --       1.3%       --       0.4%
   Service providers..........    827      10.3%      982      12.2%    1,030      11.1%      887      12.6%      654       9.1%
   Other......................    108       2.2%       59       2.1%       95       1.6%      130       2.4%       97       1.8%
                                -----               -----               -----               -----               -----
   Corporate total............  2,724      27.7%    2,864      27.7%    2,835      26.2%    2,941      27.9%    2,544      29.3%
   Public authorities.........     --       0.2%       --       0.4%       --       0.3%        1       0.1%        2       0.7%
   Private individuals
     (including self-employed
     professionals)...........  1,702      32.1%    2,090      33.8%    1,730      34.4%    1,342      34.6%    1,170      36.3%
                                -----               -----               -----               -----               -----
   German total...............  4,426      60.0%    4,954      61.9%    4,565      60.9%    4,284      62.6%    3,716      66.3%
                                -----               -----               -----               -----               -----

                                                                         AT DECEMBER 31,
                                -------------------------------------------------------------------------------------------------
                                      2002                2001                2000                1999                1998
                                -----------------   -----------------   -----------------   -----------------   -----------------
                                         PERCENT             PERCENT             PERCENT             PERCENT             PERCENT
                                         OF TOTAL            OF TOTAL            OF TOTAL            OF TOTAL            OF TOTAL
                                          LOANS               LOANS               LOANS               LOANS               LOANS
                                         IN EACH             IN EACH             IN EACH             IN EACH             IN EACH
                                         CATEGORY            CATEGORY            CATEGORY            CATEGORY            CATEGORY
                                         TO TOTAL            TO TOTAL            TO TOTAL            TO TOTAL            TO TOTAL
                                AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS
                                ------   --------   ------   --------   ------   --------   ------   --------   ------   --------
                                                                    (E IN MILLIONS, EXCEPT %)
NON-GERMAN:
 Corporate:
   Manufacturing industry,
     construction, wholesale
     and retail trade and
     service providers........    659      16.3%    1,201      20.4%      998      22.9%    1,183      20.9%    1,001      14.8%
   Financial institutions
     (excluding banks) and
     insurance companies......     33       4.7%       96       5.5%      109       5.3%      107       4.3%       17       4.4%
   Banks......................    244       2.5%      118       2.7%       92       3.3%      142       3.5%      195       5.3%
   Other......................    321       6.8%      247       2.1%      118       1.8%       85       1.8%       98       2.7%
                                -----               -----               -----               -----               -----
   Corporate total............  1,257      30.3%    1,662      30.7%    1,317      33.3%    1,517      30.5%    1,311      27.2%
   Public authorities.........     14       1.5%       15       1.8%       14       0.5%       30       1.6%       15       0.7%
   Private individuals
     (including self-employed
     professionals)...........    182       8.2%      211       5.6%      224       5.3%      231       5.3%      216       5.8%
                                -----               -----               -----               -----               -----
   Non-German total...........  1,453      40.0%    1,888      38.1%    1,555      39.1%    1,778      37.4%    1,542      33.7%
                                -----               -----               -----               -----               -----
TOTAL SPECIFIC LOAN LOSS
 ALLOWANCES...................  5,879     100.0%    6,842     100.0%    6,120     100.0%    6,062     100.0%    5,258     100.0%
COUNTRY RISK ALLOWANCES.......    340                 443                 480                 659                 529
GENERAL LOSS ALLOWANCES.......    747                 753                 523                 386                 344
                                -----               -----               -----               -----               -----
TOTAL LOAN LOSS ALLOWANCES....  6,966               8,038               7,123               7,107               6,131
                                =====               =====               =====               =====               =====

     The following table sets forth the movements in the loan loss allowance according to the industry sector and geographic category of the borrower. The allocation between German and non-German components is based on the domicile of the borrower.

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                          2002    2001    2000    1999    1998
                                                         ------   -----   -----   -----   -----
                                                                    (E IN MILLIONS)
TOTAL ALLOWANCES FOR LOAN LOSSES AT BEGINNING OF THE
  YEAR.................................................   8,038   7,123   7,107   6,131   4,955
GROSS CHARGE-OFFS:
GERMAN:
  Corporate:
     Manufacturing industry............................     314      66     211      71      47
     Construction......................................     138      16      53      33      11
     Wholesale and retail trade........................     206      54     163      71      26
     Financial institutions (excluding banks) and
       insurance companies.............................      74      17      19       4       1
     Banks.............................................      11      --      --      --      --
     Service providers.................................     327     103     131      82      78
     Other.............................................     117      16      36       5       5
                                                         ------   -----   -----   -----   -----
     Corporate total...................................   1,187     272     613     266     168
     Public authorities................................      --      --       1      --      --
     Private individuals (including self-employed
       professionals)..................................     348     211     337     173     115
                                                         ------   -----   -----   -----   -----
German total...........................................   1,535     483     951     439     283
                                                         ------   -----   -----   -----   -----
NON-GERMAN:
  Corporate:
     Manufacturing industry, construction, wholesale
       and retail trade and service providers..........     270     516     594      93     116
     Financial institutions (excluding banks) and
       insurance companies.............................      12      23      48       6       5
     Banks.............................................       6      13      14      19       3
     Other.............................................      28       2      72       1       4
                                                         ------   -----   -----   -----   -----
     Corporate total...................................     316     554     728     119     128
     Private individuals (including self-employed
       professionals)..................................      38      49      32       9      11
                                                         ------   -----   -----   -----   -----
Non-German total.......................................     354     603     760     128     139
                                                         ------   -----   -----   -----   -----
TOTAL GROSS CHARGE-OFFS................................   1,889   1,086   1,711     567     422
                                                         ------   -----   -----   -----   -----

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                          2002    2001    2000    1999    1998
                                                         ------   -----   -----   -----   -----
                                                                    (E IN MILLIONS)
RECOVERIES:
GERMAN:
  Corporate:
     Manufacturing industry............................      --       1       9       1       1
     Construction......................................      --      --      --       1      --
     Wholesale and retail trade........................      --      --      --       1      --
     Service providers.................................      --      --      --      10       1
     Other.............................................       1      --      --      --       1
                                                         ------   -----   -----   -----   -----
     Corporate total...................................       1       1       9      13       3
     Private individual (including self-employed
       professionals)..................................      28      25      21      17      17
                                                         ------   -----   -----   -----   -----
German total...........................................      29      26      30      30      20
                                                         ------   -----   -----   -----   -----
NON-GERMAN:
  Corporate:
     Manufacturing industry, construction, wholesale
       and retail trade and service providers..........      57       3       1       1       3
     Financial institutions (excluding banks) and
       insurance companies.............................       1       7      --      --      --
     Banks.............................................      --       4       1      --      --
     Other.............................................      32       2       1      --      37
                                                         ------   -----   -----   -----   -----
     Corporate total...................................      90      16       3       1      40
     Public authorities................................      --      --       1      --      --
     Private individuals (including self-employed
       professionals)..................................      56       6       2       5       6
                                                         ------   -----   -----   -----   -----
Non-German total.......................................     146      22       6       6      46
                                                         ------   -----   -----   -----   -----
TOTAL RECOVERIES.......................................     175      48      36      36      66
                                                         ------   -----   -----   -----   -----
NET CHARGE-OFFS........................................   1,714   1,038   1,675     531     356
                                                         ------   -----   -----   -----   -----
Additions to allowances charged to operations..........   1,902   1,901   1,595   1,237   1,024
(Decreases)/Increases in allowances due to
  (dispositions)/acquisitions of group companies and
  other increases/(decreases)..........................  (1,085)     12      41     158     555
Foreign exchange translation adjustments...............    (175)     40      55     112     (47)
                                                         ------   -----   -----   -----   -----
TOTAL ALLOWANCES FOR LOAN LOSSES AT END OF THE YEAR....   6,966   8,038   7,123   7,107   6,131
                                                         ======   =====   =====   =====   =====
RATIO OF NET CHARGE-OFFS DURING THE YEAR TOAVERAGE
  LOANS OUTSTANDING DURING THE YEAR....................    0.93%   0.46%   0.78%   0.27%   0.15%

     When we determine that a loan is uncollectible, the loan is charged off against any existing specific loss allowance or directly recognized as expense in the income statement. Subsequent recoveries, if any, are recognized in the income statement as a credit to the net loan loss provisions. Since 2000, we have charged off loans when, based on management's judgment, all economically sensible means of recovery have been exhausted. Our determination considers information such as the age of specific loss allowances and expected proceeds from liquidation of collateral and other repayment sources. Prior to 2000, we charged off loans only when all legal means of recovery had been exhausted, for example only after completion of bankruptcy proceedings. The change in practice has affected both the timing and amount of charge-offs in the years 2000-2002, and in 2002 also affected the level of our non-accrual loans. See "-- Risk Elements -- Non-performing Loans."

DEPOSITS

     The following table sets forth the average balances and the average interest rates on deposit categories in excess of ten percent of average total deposits of our banking operations. The allocation between German and non-German components is based on the location of the office that recorded the transaction.

                                                          YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------------
                                               2002                2001                2000
                                         -----------------   -----------------   -----------------
                                         AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE
                                         BALANCE    RATE     BALANCE    RATE     BALANCE    RATE
                                         -------   -------   -------   -------   -------   -------
                                                         (E IN MILLIONS, EXCEPT %)
IN GERMAN OFFICES:
  Non-interest-bearing demand
     deposits(1).......................   16,603              14,364              10,193
  Interest-bearing demand deposits.....   45,697    2.6%      31,608    1.5%      33,849    2.1%
  Savings deposits.....................    6,495    2.8%      10,352    3.4%      14,457    2.6%
  Time deposits(1).....................   77,985    3.2%     116,239    4.0%      83,367    3.6%
                                         -------             -------             -------
  German total.........................  146,780             172,563             141,866
                                         -------             -------             -------
IN NON-GERMAN OFFICES:
  Non-interest-bearing demand
     deposits..........................    2,443               6,098               8,405
  Interest-bearing demand deposits.....   16,327    2.3%      11,351    3.8%      10,392    4.2%
  Savings deposits.....................    1,370    3.4%       1,073    3.9%         612    3.1%
  Time deposits........................   41,277    4.2%      57,432    5.3%      44,358    7.5%
                                         -------             -------             -------
Non-German total.......................   61,417              75,954              63,767
                                         -------             -------             -------
TOTAL DEPOSITS.........................  208,197             248,517             205,633
                                         =======             =======             =======

---------------

(1) Certain amounts in 2001 and 2000 have been reclassified from time deposits to non-interest-bearing deposits to conform to the current-year presentation.

     The aggregate amount of deposits by foreign depositors in our German offices was E51,688 million E63,663 million and E55,263 million at December 31, 2002, 2001 and 2000, respectively.

TIME DEPOSITS

     The following table sets forth the balance of time certificates of deposit and other time deposits in the amount of E100,000 or more issued by our German offices by time remaining to maturity at December 31, 2002.

                                                               AT DECEMBER 31, 2002
                                                                 TIME DEPOSITS OF
                                                                 E100,000 OR MORE
                                                               --------------------
                                                                 (E IN MILLIONS)
Maturing in three months or less............................          56,390
Maturing in over three months through six months............           2,385
Maturing in over six months through twelve months...........           5,770
Maturing in over twelve months..............................           3,028
                                                                      ------
Total.......................................................          67,573
                                                                      ======

     The amount of time deposits of E100,000 or more issued by our non-German offices was E25,840 million at December 31, 2002.

SHORT-TERM BORROWINGS

     Short-term borrowings are borrowings with an original maturity of one year or less. Short-term borrowings are included within liabilities to customers, liabilities to banks and certificated liabilities. Securities sold under agreements to repurchase and negotiable certificates of deposit are the only significant categories of short-term borrowings of our banking operations.

     The following table sets forth certain information relating to the categories of our short-term borrowings.

                                                                   YEAR ENDED DECEMBER 31,
                                                            -------------------------------------
                                                             2002          2001           2000
                                                            ------      ----------      ---------
                                                                        (E IN MILLIONS, EXCEPT %)
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS:
  Balance at the end of the year..........................  63,287        56,354         60,648
  Monthly average balance outstanding during the year.....  67,168        76,875         54,102
  Maximum balance outstanding at any period end during the
     year.................................................  91,929       102,587(1)      68,950(1)
  Weighted average interest rate during the year..........     3.2%          4.3%           4.7%
  Weighted average interest rate on balance at the end of
     the year.............................................     2.6%          2.4%           4.7%

NEGOTIABLE CERTIFICATES OF DEPOSIT:
  Balance at the end of the year..........................  30,765        30,268         28,552
  Monthly average balance outstanding during the year.....  31,632        28,718         28,009
  Maximum balance outstanding at any period end during the
     year.................................................  35,467        30,518(2)      28,552(2)
  Weighted average interest rate during the year..........     2.8%          5.0%           5.7%
  Weighted average interest rate on balance at the end of
     the year.............................................     2.6%          3.1%           6.4%

---------------

(1) During the years ended December 31, 2001 and 2000, the maximum balance outstanding at any period-end during the year was derived from the maximum balance outstanding at any month-end, based on the unconsolidated balances of Dresdner Bank AG, its branch operations and significant subsidiaries, and certain other banking subsidiaries of Allianz.

(2) During the years ended December 31, 2001 and 2000, the maximum balance outstanding at any period-end during the year was derived from the maximum balance outstanding at any quarter-end, based on the consolidated balances of our banking operations.

                           REGULATION AND SUPERVISION

                                    GENERAL

     Our insurance, banking and asset management businesses are subject to detailed, comprehensive regulation and supervision in all the countries in which we do business. In addition, certain EU regulations and directives implemented through local legislation in EU member states, have had and will continue to have a significant impact on the regulation of the insurance, banking and asset management industries in EU member states, including those in which many of our most important flagship operations are located, such as Germany, France, Italy and the United Kingdom. The following discussion addresses significant aspects of the regulatory schemes in these countries.

                                   ALLIANZ AG

     Allianz AG operates as a reinsurer and holding company for our insurance, banking and asset management operating entities and, as such, is supervised and regulated by the German Federal Financial Supervisory Authority (the Bundesanstalt fur Finanzdienstleistungsaufsicht, or BaFin). The BaFin was established on May 1, 2002. The creation of the BaFin consolidates the functions of the former offices for banking supervision (the Bundesaufsichtsamt fur das Kreditwesen), insurance supervision (the Bundesaufsichtsamt fur das Versicherungswesen) and securities supervision (the Bundesaufsichtsamt fur den Wertpapierhandel) into a single federal regulatory authority. The BaFin monitors and enforces regulatory standards for banks, financial services institutions and insurance companies by supervising their activities in the financial markets and performing functions relating to consumer protection. The BaFin is a federal institution governed by public law that belongs to the portfolio of the German Federal Ministry of Finance.

     Allianz AG is not required to be licensed as a reinsurance company in Germany. In July 2002, the German Insurance Supervision Act (Versicherungsaufsichtsgesetz), which used to provide only for indirect supervision of reinsurance companies, was amended to extend the BaFin's right to direct supervision. The BaFin is entitled to monitor whether the management of a reinsurance company is of good repute and meets certain standards of professional competence as well as whether the holders of qualified participating interests in the reinsurance company are of good repute. Previously, the BaFin already had the power to give orders to request information. With the amendment in July 2002, the BaFin's power has been significantly expanded. The BaFin is explicitly entitled to take administrative action to ensure that a reinsurance company operates in compliance with applicable laws and that it is able to meet its reinsurance liabilities. Beginning January 1, 2005, additional restrictions will apply to investments held to cover reinsurance reserves. Reinsurance activities continue to be regulated indirectly through the supervision of reinsurance programs submitted by direct insurers. The BaFin also reviews transactions between the Allianz AG and its subsidiaries, including reinsurance relationships and cost sharing agreements.

     In addition, the Allianz AG is subject to regulation as a reinsurance company and is required to submit internal annual reports, including certain accounting documents, and internal quarterly reports regarding its investments to the BaFin.

                               GROUP REGULATIONS

     Under German law based on an EU directive on supplementary supervision of insurance groups, insurance companies that are members of an insurance group as defined by law are subject to additional regulatory requirements. The additional regulation includes the following three components: (i) the supervision of intra-group transactions, (ii) the monitoring of the adjusted solvency, i.e. on a consolidated basis, and (iii) the establishment of appropriate internal controls for providing the BaFin with information as part of its monitoring of the first two components. The most important intra-group transactions must be reported to the BaFin annually; intra-group transactions endangering the solvency of an insurance company subject to supervision must be reported immediately. The law requires that the insurance group calculate the capital needed to meet the respective solvency requirements for the insurance group on a consolidated basis. IFRS accounting may be used as a basis for the calculation. Similar group solvency requirements are required to be fulfilled by the local parent companies of insurance subsidiary groups in the different EU jurisdictions.

     Regarding the banking sector, the credit institutions directive of 2000, consolidating certain older directives, and the capital adequacy directive of 1993 also provide for capital requirements on a consolidated basis. They define, among other things, the capital requirements needed to ensure sufficient capital to cover, also on a consolidated basis, the bank's market and credit risks associated with banking and trading book activities. The directives have been implemented into German law. With respect to the Allianz Group, Dresdner Bank is responsible for the capital requirements of the companies within our banking sector.

                            FINANCIAL CONGLOMERATES

     In December 2002, the EU adopted a directive that provides for assessment of the capital requirements of a financial conglomerate on the group level, supervision of risk concentration and intra-group transactions and prevention of double-leveraging of the capital of the holding or parent company, i.e. once in the holding or parent company and a second time in the subsidiary ("double gearing"). The Allianz Group is a financial conglomerate within the scope of this directive. The EU member states are required to implement this directive into national law for the fiscal year beginning on or after January 1, 2005.

     In the United States, the Gramm-Leach-Bliley Financial Modernization Act of 1999 substantially eliminates barriers separating the banking, insurance and securities industries in the United States. The legislation allows the formation of diversified financial services firms that can provide a broad array of financial products and services to their customers. In addition, the legislation permits insurers and other financial services companies to acquire banks.

                                   INSURANCE

EUROPEAN UNION

     Under the Treaty of Rome of 1957, Germany and the other EU member states are required to implement EU legislation into domestic law and to take EU legislation into account in applying domestic law. EU legislation can take several forms. If legislation takes the form of a EU regulation, the regulation is directly applicable as binding law in all member states. If legislation takes the form of a EU directive, the directive creates an obligation for the member states to implement and transpose the directive into their national legal systems. In addition, certain directives include "self-executing" features that are directly binding on member states, although the directives still require formal implementation into national legislation.

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

     As a result of the home country control principle, the EU insurance directives generally permit an insurance company licensed in any jurisdiction of the EU to conduct insurance activities, directly or through branches, in all other jurisdictions of the EU, without being subject to additional licensing requirements. Under the EU insurance directives, there is no authorization procedure to regulate insurance terms and conditions or tariffs. Insurers are required to submit reports to the regulatory authorities in jurisdictions outside their home country regarding the management, qualifying shareholders, and other matters such as general and specific policy terms and conditions, premiums and technical reserves.

     Insurance selling activities are generally regulated by the regulatory authorities in the country in which the sale of the insurance product takes place. In December 2002 a new EU directive on insurance mediation became effective. Under this directive, insurance and reinsurance intermediaries, including ancillary intermediaries, are required to register in their home member state and to possess appropriate knowledge and ability, as determined by their home member state. Member states are required to implement this directive effective January 15, 2005. The impact of the new directive on Allianz Group companies in EU member states depends on how the directive will be implemented by the member states. Consequently, we cannot assess the potential impact of the directive.

     The EU insurance directives generally prohibit an insurance company from conducting both non-life and life insurance activities. However, life insurance companies that conducted non-life insurance activities in EU member states prior to March 15, 1979, including some of our subsidiaries, may continue to conduct these activities without restriction. In addition, member states may permit life insurance companies to write personal accident and health insurance policies, or insurance companies authorized to write personal accident and health insurance policies to write life insurance policies.

GERMANY

GENERAL

     German insurance companies, including the companies in our German Property-Casualty Group, our credit insurance companies, our life insurance companies and our health insurance companies, are subject to a comprehensive system of regulation under the German Insurance Supervision Act. The BaFin monitors and enforces compliance with German insurance laws, applicable accounting standards, technical administrative regulations, and investment and solvency provisions. Any change in the articles of association (except changes regarding capital increases) and all material changes in the business plan of a German insurance company must be approved, and the books and records of German insurance companies are subject to examination at any time, by the BaFin.

     Under the Insurance Supervision Act, German insurance companies are subject to detailed requirements with respect to the administration of their assets and liabilities. In general, the actuarial and claims reserves of each insurer must be adequate to allow the insurer to fulfill its contractual commitments to pay upon receipt of claims. Toward this end, insurers must maintain a solvency margin (own funds) equal to the minimum solvency margin. One third of the minimum solvency margin constitutes the guarantee fund. If the solvency margin falls below the minimum solvency margin, the BaFin may request that the company submits a plan for restoring its sound financial position; under exceptional circumstances, the BaFin may restrict or prohibit the free disposal of the assets. If the solvency margin of an insurance company falls below the guarantee fund, at the request of the BaFin, the insurance company must submit a plan detailing how the company will promptly obtain the necessary solvency margin; in this case, the BaFin may with no further requirements limit or prohibit the disposal of the insurer's assets. German property-casualty insurance companies are also required to establish claims equalization reserves according to established actuarial rules. These claims equalization reserves are intended to level out fluctuating claims requirements over the course of time. German regulation law requires that insurers maintain assets equal to the sum of technical reserves, regarding life insurers including mathematical provisions, and of liabilities and deferrals under insurance contracts (gebundenes Vermogen) and that they invest these assets in accordance with certain standards. German law limits the proportion of the assets which German insurers may invest in certain categories of investments and imposes restrictions with respect to particular investments. A regulation issued by the German Federal Government provides for detailed investment rules.

     New insurance products and policies may be offered in Germany without prior approval of the BaFin. Insurers must file a description of new products and policies, and the BaFin may require the modification of terms and conditions or the withdrawal from the market or modification of any contract that does not comply with applicable laws and regulations. In addition, the terms of all health insurance policies are subject to particular consumer protection and other legislation.

LIFE INSURANCE

     Under German law, German life insurance companies are required, after receiving the authorization to conduct a life insurance business, to notify the BaFin of the principles they use to set premium rates and establish actuarial provisions, and of any intention to alter or amend these principles. German life insurance companies are also required to appoint a chief actuary responsible for reviewing and ensuring the appropriateness of actuarial calculation methods. Prior to the appointment, the insurer must provide the BaFin with the name of the actuary. Before and after the appointment, the BaFin is entitled to request that the insurer appoint another actuary if the BaFin has doubts as to the professional qualifications of the appointed actuary. In case the second appointee does not meet the professional requirements, or the insurer does not appoint another actuary, the BaFin itself may appoint an appropriate actuary.

     Additional restrictions apply to the investment of German life insurance company assets. The BaFin closely monitors the calculation of actuarial reserves and the allocation of assets covering actuarial reserves. Assets covering actuarial reserves are also monitored by an independent trustee. The rules governing the appointment of the trustee are similar to those governing the appointment of the actuary. The BaFin may issue supplemental instructions to an insurer if deemed necessary to safeguard the interests of policyholders.

     Amounts payable to policyholders at the maturity of endowment policies underwritten by German life insurance companies include a "guaranteed benefit" an amount that, in practice, is equal to a legally mandated maximum rate of return on actuarial reserves. This rate is currently 3.25% per year for policies issued on or after July 1, 2000 and with euro as applicable currency. For policies issued through June 30, 2000, the maximum rate of return is 4.0% per annum. For policies issued prior to 1995, the maximum rate is 3.5% or 3.0%, depending on the generation of tariff. On policies written through 1994, German life insurance companies are obliged by regulations to allocate for the benefit of policyholders at least 90% of their annual surplus. In 1994 and 1996, the laws and the regulations, respectively, were modified, and on policies written since June 30, 1994 and thereafter, German life insurance companies are obliged by the modified regulations to allocate for the benefit of policyholders at least 90% of their net interest yield on assets corresponding to technical reserves. In addition, holders of policies written after June 30, 1994 are entitled to participate in "appropriate amounts" of profit from sources other than assets, mainly from earnings related to risk management and cost management. The amount required to be allocated to policyholders may be used to directly increase a policyholder's profit participation or to contribute to the policyholder's profit reserve. In general, the amount contributed to the policyholder's profit reserve may be used only for the policyholder's profit participation. In the event of an overall loss and to avoid an emergency situation, the insurer may use parts of the policyholder profit reserve to cover the loss with the approval of the BaFin if doing so is in the interest of the policyholders. The profit reserve is accordingly included in the calculation of the life insurer's solvency margin. The respective determinations and calculations are based on German statutory accounting principles. These statutory accounting principles were amended on March 26, 2002, with respect to impairment charges for equity, investment funds and other fixed-interest rate and non-fixed-interest rate securities. This amendment has a stabilizing effect on statutory profits and profit participation.

     The Retirement Savings Act (Altersvermogensgesetz), which is intended to reform the pension system in Germany, took effect on January 1, 2002. This act provides for state subsidies, in the form of either direct subsidies or, under certain circumstances, tax benefits. The prerequisite for state subsidies is that the underlying products contain certain characteristics entitled to certification by the BaFin. The main characteristic is that at least the amount that has been paid in premiums is available at maturity and that life-long benefit payments be guaranteed. Administration costs of the certified products may be high due to the complex state subsidy process. The Retirement Savings Act also intends to foster company old-age provision. As of January 1, 2002, employees are entitled by law to request that parts of their compensation be converted into company old-age provision. In addition to the already existing pension schemes, (Pensionskassen) the new law and the regulations promulgated thereunder permit the establishment of pension schemes for employees within separate legal entities (Pensionsfonds), as new means of company old-age provision, which are treated as life insurers under the German Insurance Supervisory Act. Both Pensionskassen and Pensionsfonds are supervised by the BaFin.

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

     German health insurance companies are required to appoint and register a chief actuary and an independent trustee with the BaFin. Premiums are calculated in accordance with established actuarial and legal principles and are required to provide an adequate reserve for the increased likelihood of poor health in old age. Health insurance policies may provide for premium increases to cover inflation and the increased costs of medical treatment and other developments. However, any such adjustments must be approved by an independent trustee.

     Since the beginning of 2000, Allianz Private Health has also been required by law to allocate to its policyholders 90% of interest surplus, which is a component of statutory profits. Like endowment and other life insurance products, health insurance products include mandatory profit-sharing features, whereby Allianz Private Health, like any other German private health insurer, returns 80% of the statutory profit on its health business, after the payment of claims and claims costs, the establishment of reserves, payment of taxes and other expenses, to policyholders annually, generally in the form of premium subsidies or rebates. These serve to limit premium increases for policyholders in higher age brackets. As with the Group's endowment policies in Germany, the actual level of profit sharing the Group provides its policyholders is, for competitive reasons, in excess of the statutory minimum and has been between 85% and 90% of statutory profits in recent years.

     In January 2003, the specific income threshold for German statutory health insurance coverage was raised by the German legislator in order to stabilize and maintain the statutory health-care system. As a consequence, the number of individuals who are able to choose protection under the private healthcare system may decrease. While this measure may reduce new business for full private health coverage for salaried employees, it may also create new business opportunities for supplementary insurance for individuals insured under statutory health insurance plans. Further changes to the German healthcare system are currently being considered, in particular with a view to reducing its costs. Enactment into law of any such changes may have an impact on private health insurance providers, as the amount of new business written under full private health coverage may further decrease.

FRANCE

     The activities of French insurance companies including AGF are governed by the French Insurance Code and licensed and supervised by the French Ministry of the Economy and the Commission de Controle des Assurances (or Insurance Commission). The Insurance Commission is an independent administrative authority that supervises the financial position and solvency of French insurance companies and their compliance with applicable insurance regulations, including statutory accounting principles and financial and technical management regulations. According to a proposed law concerning financial security, the Insurance Commission shall be replaced by the Commission de Controle des Assurances, des Mutuelles et des Institutions de Prevoyance with the same functions. French insurers are required to make periodic filings of financial, accounting and statistical statements with the Insurance Commission. Any change in the articles of association of French insurance companies must also be approved by the Insurance Commission. The Insurance Commission may examine the accounts of French insurance companies at any time. French insurance companies may not engage on an ongoing basis in any commercial activity other than that of providing insurance coverage and directly related activities.

     French insurance companies are subject to a number of requirements with respect to the administration of their assets and liabilities. With respect to liabilities, actuarial and claims reserves must be adequate to allow the insurer to fulfill contractual commitments to pay claims upon receipt. French law also prescribes compliance with a minimum solvency margin and requires insurance companies to make contributions to certain state-administered guarantee funds. French insurance companies may invest assets that support actuarial and claims reserves generally only in debt securities, equity securities and shares of mutual funds, real estate, mortgage loans, certain government-guaranteed loans and certain other loans and deposits. French law limits the proportion of assets that French insurers may invest in certain categories of investments and imposes restrictions with respect to particular investments.

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

     The activities of Italian insurance companies, insurance agents and brokers are regulated by the Institute for the Supervision of Private and Public Interest Insurance, known by its Italian acronym ISVAP. ISVAP grants authorization to companies to conduct insurance activities. ISVAP is also responsible for the supervision of the financial management of Italian insurance companies. In addition, ISVAP has the authority to propose disciplinary measures, including the revocation of authorizations, which may ultimately be taken by the Ministry of Industry. ISVAP has the power to request information from insurance companies, conduct audits of their activities and question their legal representatives, managing directors and statutory auditors and convene shareholders, directors and statutory auditors meetings in order to propose measures necessary to conform the management of insurance companies to legal requirements. Insurance companies having their registered offices in Italy must receive prior authorization by ISVAP in order to operate life or non-life insurance activities.

     All Italian insurance companies are required to maintain adequate technical reserves in respect of each insurance contract. ISVAP establishes the maximum interest rate Italian insurance companies may guarantee to the policyholders, for the calculation of required life reserves. Italian law also establishes maximum limits on the amount of reserves that may be invested in any particular category of investments. ISVAP may establish stricter limits under some circumstances. In addition, ISVAP may prohibit companies that do not comply with reserve requirements from disposing of their assets located in Italy and from accepting new business.

     Italian insurance companies are required to observe a minimum solvency margin calculated in accordance with a formula that varies depending on the types of insurance that they underwrite. In cases where the solvency margin is less than the guarantee fund, ISVAP may require a company to prepare and implement a short-term financing plan in order to bring it into compliance with the applicable requirements, or may prohibit a company from disposing of its assets.

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

UNITED KINGDOM

     Insurance companies in the United Kingdom are regulated under the Financial Services and Markets Act 2000 (or FSMA). The FSMA provides the framework for the regulation of all business activities within the financial services sector in the United Kingdom, including life insurance and general insurance companies such as our subsidiary Allianz Cornhill. The FSMA took effect on December 1, 2001 and provides that no firm may carry on a regulated activity in the United Kingdom in the insurance, securities, banking or pension sectors, unless it has been authorized to do so under the FSMA or exempted from it. The Financial Services Authority (or FSA) has been created as a single regulator for the insurance, securities, banking and pension sectors in the United Kingdom. The FSA enforces detailed requirements that firms have to meet in order to receive authorization, including requirements relating to minimum capital, internal governance systems and risk control, and the suitability of management and controlling shareholders. A self-regulatory body known as the General Insurance Standards Council (or GISC) has also been established to ensure compliance by general insurance companies with applicable codes of business conduct. The Treasury has announced that the FSA will assume statutory responsibility for the conduct of the sale of general insurance by intermediaries and insurance companies from October 2004. Accordingly, self regulation by the GISC will cease at that time. The FSA also establishes the conditions on which the home country principle is implemented with respect to insurance, securities and banking, granting a European financial services "passport."

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

     Policyholder protection exists through two bodies, the Financial Services Compensation Scheme (or FSCS) and the Motor Insurance Bureau (or MIB). The FSCS provides policyholders with a level of protection against insurance company insolvency. The protection covers all types of property and casualty insurance. The MIB provides coverage for victims of automobile accidents where there is no (or inadequate) insurance coverage. FSCS and MIB are funded by means of levies on insurance companies.

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

     U.S. property-casualty and life insurers are also subject to risk based capital (or RBC) guidelines, which provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should have for regulatory purposes, taking into account the risk characteristics of the company's investments and products. The RBC requirements establish capital requirements for four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to various asset, premium and reserve items, with the factors being higher for those items with greater underlying risk and lower for less risky items. An insurance company's RBC ratio will vary over time depending upon many factors, including its earnings, the mix of assets in its investment portfolio, the nature of the products it sells and its rate of sales growth, as well as changes in the RBC formulas required by regulators. The RBC guidelines are intended to be a regulatory tool only, and are not intended as a means to rank insurers generally. Each of our U.S. insurance subsidiaries met its statutory minimum RBC ratios at December 31, 2002.

     Although the federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways. In November 2002, the Terrorism Risk Insurance Act was signed into law. This legislation requires insurers to offer coverage for terrorist acts in their commercial property and casualty insurance policies and it establishes a federal program to reimburse insurers for a portion of losses so insured. These mandatory rules have implications for Allianz Group companies doing business in the United States. In addition, our U.S. subsidiaries are subject to the restrictions on fund transfers and other activities under the USA PATRIOT Act of 2001, which, although it affects primarily our banking and investment services subsidiaries, also applies to our insurance subsidiaries. On September 18, 2002, the Treasury Department issued proposed rules regarding Section 352 of the USA PATRIOT Act, requiring financial institutions to establish anti-money laundering programs. In the proposed rules, application of this provision to insurers has been limited to life insurers, annuity issuers and any other insurance product with investment features similar to life insurance. According to an interim rule released by the Treasury Department on October 25, 2002, other insurance and financial services companies are exempted from the requirement to establish anti-money laundering programs until final rules have been issued. The publication of final rules is expected in the first half of 2003. Our U.S. life insurance subsidiaries have implemented programs to comply with applicable Treasury rules. The Treasury Department has postponed the adoption of rules related to the customer identification provision of Section 326 of the USA PATRIOT Act. However, all financial institutions are required to scan their customers for potential matches to the list of Specially Designated Nationals issued by the Office of Foreign Assets Control.

     There are a number of proposals for regulation which may significantly affect the U.S. market, such as the establishment of an optional federal charter for insurance and reinsurance companies, employee benefit regulations, establishment of a federal registry for asbestos claims subject to compensation limits, and the taxation of insurance companies and their products. These initiatives are mostly in a preliminary stage and, consequently, we cannot assess their potential impact at this time.

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

               BANKING, ASSET MANAGEMENT AND INVESTMENT SERVICES

EUROPEAN UNION

     The supervision of banking, asset management and investment services in the member states of the European Union is the exclusive responsibility of national authorities within the individual member states. However, the rules governing the regulation and supervision of these financial services have been harmonized by a number of EU directives, which have been implemented in the member states. These directives mostly focus on establishing harmonized minimum capital requirements and the freedom to provide services within the member states. As a result of this harmonization, banking licenses granted in one EU member state are recognized in all other member states.

     Under the EU investment services directive, member states have to ensure that financial institutions that are members of a securities exchange in one member state are eligible for admission to trading on the exchanges of all other member states. Moreover, the investment services directive provides for certain rules of conduct and organizational requirements for financial institutions.

     Another field of harmonization which is of importance for financial institutions is securities trading. The EU directive on offering prospectuses provides for harmonized rules with respect to the contents and filing of prospectuses for publicly traded securities. Another directive harmonizes the rules for disclosure of financial and other information that publicly traded companies have to provide. The insider trading directive sets forth certain rules for securities trading by corporate insiders. There are also EU directives harmonizing rules governing investment fund management and investor protection.

GERMANY

     Our banking and other financial services activities in Germany are extensively supervised and regulated by the BaFin.

BANKING

     Engaging in the banking business requires the authorization by the BaFin. Banking activities include, among others, deposit and lending activities, safe custody activities, checking account and e-money activities as well as underwriting activities. Enterprises engaged in banking business are formally referred to as credit institutions (Kreditinstitute).

     All banks in Germany, including Dresdner Bank, are subject to comprehensive governmental supervision and regulation, also on a consolidated basis, by the BaFin in accordance with the German Banking Act (Kreditwesengesetz, or the German Banking Act). The BaFin is authorized to issue regulations and guidelines implementing the provisions of the German Banking Act and other laws affecting German banks. The German Banking Act and the regulations issued thereunder have been amended over time to implement the recommendations on banking supervision issued by the Basle Committee on Banking Supervision and the relevant European Council Directives.

     The BaFin supervises the operations of all banks, including Dresdner Bank, to ensure that they conduct their business in accordance with the provisions of the German Banking Act and other applicable German laws and regulations. To this end, the BaFin is empowered to request information and documentation on business matters from the banks. The BaFin may conduct on-site inspections without specific cause. Reports by a bank's auditors have to be submitted to the BaFin and the Deutsche Bundesbank or the Bundesbank, the German central bank. The contents of the reports are prescribed in a special regulation issued by the former Bundesaufsichtsamt fur das Kreditwesen (the Prufungsberichtsverordnung). Particular emphasis is placed on compliance with capital adequacy and liquidity requirements, lending limits and restrictions on certain activities imposed by the German Banking Act and the regulations promulgated thereunder.

REGULATION BY THE BUNDESBANK

     The BaFin carries out its banking supervision role in close cooperation with the Deutsche Bundesbank. Although the authority to issue administrative orders that are binding on specific banks is vested solely with the BaFin, the BaFin must consult with the Bundesbank before issuing general regulations and must obtain the consent of the Bundesbank if the regulations affect the Bundesbank. The Bundesbank is responsible for organizing the collection and analysis of the periodic and other reports from the banks.

CAPITAL ADEQUACY REQUIREMENTS

     German banking regulation contains certain capital adequacy requirements. In accordance with what is known as Principle I, each bank's ratio of Liable Capital to risk-weighted assets and certain off-balance sheet items, as such terms are defined or described below, must be at least 8% at the end of each business day in order to cover credit risks. This ratio is known as the Solvency Ratio.

     Liable Capital of a bank organized as a stock corporation consists principally of (i) paid-in share capital without preferred stock (Vorzugsaktien), (ii) capital reserves, (iii) earnings reserves which are disclosed in the bank's annual balance sheet, (iv) net profits which are shown in audited interim financial statements and which will not be used for distribution or the payment of taxes, (v) the fund for general banking risks pursuant to Section 340g of the German Commercial Code, (vi) capital paid in by silent partners which meets certain conditions set forth in the German Banking Act, including subordination to all other creditors and participation in the bank's losses, (vii) reserves for general banking risks pursuant to Section 340f of the German Commercial Code, provided that such reserves may not exceed 4% of the book value of such receivables and securities, (viii) preferred stock, (ix) capital paid in consideration of profit participation rights (Genussrechtsverbindlichkeiten) which meets certain conditions set forth in the German Banking Act, including subordination to all creditors in the case of insolvency and participation in the bank's losses, (x) long-term subordinated debt with a term of at least five years meeting certain conditions set forth in the German Banking Act, including subordination to all creditors in the case of insolvency, (xi) certain revaluation reserves and (xii) reserves pursuant to
Section 6b of the German Income Tax Act (Einkommensteuergesetz) up to 45%, less certain positions that are required to be deducted. The capital components set forth in items (i) through (vi) above, less balance sheet losses, certain intangible assets (including goodwill) and certain other items, constitute the core capital. Supplementary Capital is the portion of Liable Capital referred to in items (vii) through (xii) above. The distinction between Core Capital and Supplementary Capital reflects the ability of the capital components to cover losses. Core Capital, with the highest ability to cover losses, corresponds to Tier I capital, and Supplementary Capital corresponds to Tier II capital as such terms are used in U.S. capital adequacy rules. The German Banking Act provides that the aggregate amount of Supplementary Capital must not exceed the Core Capital. In addition, the sum of long-term subordinated debt must not exceed 50% of Core Capital. The German Banking Act also requires that certain investments in banks or financial institutions and certain other items, be deducted in computing Liable Capital.

     To calculate risk-weighted assets and certain off-balance sheet items, the assessment basis must first be determined. With respect to risk assets, the assessment basis is equal to the balance sheet value, adding or deducting certain items. Further, the assets of a bank are assigned to six broad categories of relative credit risk depending on the debtor or on the type of instrument or collateral securing the asset (0%, 10%, 20%, 50%, 70% and 100%), and the assessment basis of each asset is multiplied by the percentage weight applicable to its risk category to arrive at the risk-weighted value to be covered with Liable Capital. With respect to off-balance sheet items, such as financial guarantees and letters of credit, their value, subsequent to the determination of their assessment basis, is adjusted according to their risk classification depending on the type of instrument (20%, 50% and 100%), or, in the case of swaps and other financial derivatives, according to a "mark-to-market" method or an original exposure method. After such adjustment, they are assigned, in the same manner as on-balance sheet assets, to the credit risk categories multiplied by the applicable percentage weight.

     The German Banking Act also requires market risk and counterparty risk associated with securities transactions, transactions in derivative products and foreign exchange transactions of banks to be covered by adequate capital. The German Banking Act also employs two related concepts: (i) Bank Funds (Eigenmittel) and (ii) market risk positions. Market risk positions are made up of overall foreign exchange positions, commodities positions and the trading book risk positions. For assessing the trading book risk positions, the distinction between trading transactions which are allocated to a bank's trading book (Handelsbuch) and transactions in commercial banking business which are allocated to a bank's investment book (Anlagebuch) is important.

     Bank Funds consist of Liable Capital plus Tier III Capital. Tier III Capital consists of (i) short-term subordinated debt (with a term of at least two years) that meets certain conditions set forth in the German Banking Act and
(ii) the net profits which would be realized if all positions in the trading book were matched, if all anticipated expenses and distributions on capital were deducted and if all losses that would be incurred in the investment book if the bank were liquidated were deducted. The sum of Tier III Capital plus the portion of Supplementary Capital that is not required to cover risk positions in the investment book cannot exceed 250% of the portion of Core Capital that is not required to cover risk positions in the investment book.

     The trading book of a bank comprises (i) securities, money market instruments, foreign currency or units of account, derivatives and marketable claims and participations that are held by the bank for its own account for resale or trading or that are acquired by the bank with the intent of profiting in the short term from existing or expected differences between buying and selling prices or variations in prices or interest rates; (ii) instruments held and transactions entered into for the purpose of hedging the market risk of the trading book and transactions to refinance such hedging; (iii) transactions subject to the designation of the counterparty (Aufgabegeschafte); (iv) receivables for fees, commissions, interest, dividends and margin payments related to positions in the trading book; and (v) securities lending, loans or similar transactions related to positions in the trading book.

     Banks must establish guidelines for the inclusion of transactions in their trading books, which must be submitted to the BaFin and the Bundesbank. The investment book of a bank consists of all transactions that are not contained in the trading book.

     The sum of the risk-weighted values of market risk positions and, under certain circumstances, separately computed option positions, may not exceed the difference between Liable Capital and an amount equal to 8% of the risk-weighted assets increased by the amount of Tier III Capital. This limitation must be computed daily at the close of business. The risk-weighted values of market risk positions and option positions must be computed in accordance with rules set forth in Principle I or, in the case of market risk positions, in accordance with the bank's own risk computation models which have been approved by the BaFin. The positions allocated to the trading book are risk-weighted according to market risk (interest rate and equity security price related) and according to counterparty risk.

     Capital adequacy rules must not only be met by a bank and its banking subsidiaries on an individual basis, but also by the entire banking group.

LIQUIDITY REQUIREMENTS

     The German Banking Act and the regulations issued by the BaFin also contain liquidity requirements. Each bank must invest its funds in a manner designed to provide adequate liquidity at all times. Under what is known as Principle II, banks must compute one liquidity factor and three monitoring factors at the end of every calendar month. Each factor is the quotient of available funds to payment obligations for one of four short-term time periods of up to one year.

LENDING AND INVESTMENT LIMITS

     The lending activities of banks are restricted in order to avoid high concentrations of risk. According to the applicable law, lending includes not only bank loans in the ordinary sense but all items on the asset side of the balance sheet, derivative transactions (other than written option positions) and related guarantees and other off-balance sheet positions. A borrower is defined to include a related group of borrowers consisting of certain related natural or legal persons or partnerships of the borrower. There are exemptions, and the limitations on large credits are applied on a risk-weighted basis in a manner similar to the application of the risk-weighted capital adequacy rules.

     The German Banking Act as it applies to Dresdner Bank as a trading book institution, distinguishes between investment book lending limits, combined investment and trading book lending limits, and trading book lending limits. The limits are as follows:

     (i) A credit constitutes a "large investment book credit" if the sum of credits allocated to the investment book extended to any one borrower or related group of borrowers, in the aggregate, equals or exceeds 10% of a bank's Liable Capital. The bank has to ensure that, without approval of the BaFin, no single large investment book credit exceeds 25% of the bank's Liable Capital (20% in the case of a bank's unconsolidated affiliate) and that the sum of all of a bank's disbursed large investment book credits does not exceed eight times the bank's Liable Capital.

     (ii) A credit constitutes a "large combined investment and trading book credit" if the sum of credits allocated to both the investment and trading books extended to any one borrower or related group of borrowers, in the aggregate, equals or exceeds 10% of the bank's Bank Funds. The bank has to ensure that, without approval of the BaFin, no single large combined investment trading book credit exceeds 25% of the bank's Bank Funds (20% in the case of a bank's unconsolidated affiliate) and that the sum of all of a bank's disbursed large combined investment trading book credits does not exceed eight times the bank's Bank Funds.

     (iii) If a single large combined investment and trading book credit exceeds the respective percentage of the bank's Bank Funds set forth in (ii) above, the sum of credits extended to any one borrower or related group of borrowers that is allocated to the trading book cannot exceed five times that portion of the bank's Bank Funds that is not required to cover risk positions in the investment book, even with approval of the BaFin.

     (iv) The sum of all portions of single large combined investment and trading book credits that exceed the respective percentage of the bank's Bank Funds set forth in (ii) above for more than 10 days cannot exceed, after deducting the amounts that do not exceed this limit, six times that portion of the bank's Bank Funds that is not required to cover risk positions in the investment book.

     A bank must report its large credits to the Bundesbank and must notify the BaFin and the Bundesbank if it exceeds the ceilings set forth above. With the approval of the BaFin, a bank may exceed the limits set forth in (i) and (ii). The amount exceeding these ceilings must be covered by Liable Capital and Bank Funds, respectively. The limits set forth in (iii) and (iv) may generally not be exceeded. The excess must be reported, and the excessive amount must be covered by Liable Capital. The amounts of Liable Capital used to cover such excess amount must be disregarded when computing the adequacy of Liable Capital under the capital adequacy rules. If the respective percentage ceilings and the eight times Liable Capital ceiling or Bank Funds ceiling as mentioned in (i) and (ii) are exceeded, only the larger of both excess amounts must be covered by Liable Capital and Bank Funds, respectively.

     The provisions of the German Banking Act limiting large credits by a bank apply also to the aggregate credits extended by members of a banking group. In order to determine whether members of a banking group in the aggregate have extended a large credit, all credits extended by members of the group to one borrower are consolidated and measured against the consolidated Liable Capital and Bank Funds (including the shares of other shareholders) of the banking group. Consolidation of credits to one borrower or related group of borrowers is only required if the individual total credit position from overall business of at least one member of the banking group to such borrower is equal to or exceeds 5% of such member's Liable Capital.

BANK REPORTING REQUIREMENTS

     In order to enable the BaFin and the Bundesbank to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial position of the German banks, the BaFin and the Bundesbank require the routine periodic filing of information.

     Each bank must file with the BaFin or the Bundesbank, or both, among other things, the following information: (i) immediate notice of certain personnel and organizational changes, the extension or increase of large credits, the acquisition or disposition of 10% or more of the equity or voting rights of another company or certain changes in the amount of such equity investment, and the commencement or termination of certain non-banking activities; (ii) monthly balance sheet and statistical information and annual audited unconsolidated and consolidated financial statements; (iii) the acquisition or disposition of a direct or indirect investment in the bank representing 10% or more of the equity or voting rights of the bank, whether held in the shareholder's own interest or in the interest of a third party, or giving the person making the investment a significant influence over the management of the bank (or Significant Shareholding), or an increase or decrease of a Significant Shareholding which results in the investment reaching or passing the threshold of 20%, 33% or 50% of such voting rights or equity, as well as the fact that the bank became or ceased to be a subsidiary of another enterprise, as soon as the bank has knowledge of such facts; and on an annual basis, the names and addresses of holders of Significant Shareholdings in the bank and its foreign subsidiary banks, and the amount of such investment; (iv) monthly compliance statements with regard to the capital adequacy rules and the requirements on liquidity; and
(v) quarterly statements listing the borrowers to whom the reporting bank has outstanding loans of E1.5 million or more and certain information about the amount and the type of the loan, including syndicated loans exceeding this amount even if the reporting bank's share does not reach E1.5 million.

     If several banks report to the Bundesbank loans of E1.5 million or more to the same borrower or to a group of affiliated borrowers, the Bundesbank must inform the reporting banks of the total reported indebtedness and of the type of such indebtedness and of the number of reporting lending banks.

SANCTIONS FOR NON-COMPLIANCE

     If the BaFin discovers irregularities, it has a wide range of enforcement powers. The BaFin can exert a direct influence over the management of a bank. If the Liable Capital of a bank is not adequate or if the liquidity requirements are not met and the bank has failed to remedy the deficiency within a period determined by the BaFin, the BaFin may prohibit or restrict the bank's distribution of profits or extension of credit. These prohibitions also apply to the parent bank of a banking group if the Bank Funds of the bank members of the group do not meet the legal requirements.

     If a bank is in danger of defaulting on its obligations to creditors, the BaFin may take emergency measures to avert default. In this connection, it may, among other things: (i) issue instructions relating to the management of the bank; (ii) prohibit the acceptance of deposits and the extension of credit;
(iii) prohibit or restrict management of the bank from carrying on their functions; and (iv) appoint supervisors. To avoid the insolvency of a bank, the BaFin has the authority to (i) prohibit payments and disposals of assets, (ii) suspend customer services and (iii) prohibit the acceptance of payments other than in payment of debt owed to the bank. Finally, the BaFin may revoke the bank's license. In addition, violations of the German Banking Act may result in criminal and administrative penalties.

DEPOSIT PROTECTION

     In accordance with the German Deposit Guarantee Act (Einlagensicherungs-und Anlegerentschadigungsgesetz), the Bundesverband Deutscher Banken, the association of the German private sector commercial banks, established a company known as the Compensation Institution (Entschadigungseinrichtung deutscher Banken GmbH) to carry out and ensure the deposit guarantee scheme of the German private sector commercial banks. The Deposit Guarantee Act provides that the aggregate deposits of a given depositor at a given bank and claims resulting from securities transactions by a customer with a given bank must each be covered up to 90% of the aggregate amount or E20,000, whichever is less. Certain creditors, as defined by the German Deposit Guarantee Act, including other banks, insurance companies, the public sector and enterprises and persons related to the bank, may not claim compensation. The deposit guarantees will be funded through contributions by the private sector commercial banks to the Compensation Institution.

     In addition, the banking industry has voluntarily set up various protection funds for the protection of depositors. Most private sector commercial banks, including Dresdner Bank, are members of the Einlagensicherungsfond, a deposit protection association with a fund which covers liabilities to each creditor up to a certain amount. Obligations vis-a-vis other banks and other persons described by the fund's articles of association are not covered. Furthermore, the articles of association provide for certain restrictions not related to specific creditors, but rather to categories of obligations. Payments from the Einlagensicherungsfond generally cover the portion of a deposit not already covered by the Compensation Institution. Members are required to provide certain information to the association and the Prufungsverband deutscher Banken e.V., an institution for the auditing of German banks. This auditing institution conducts its own inspections of banks in order to reduce the risk of failures within the deposit protection system.

     Furthermore, depositors and other creditors of German banks are protected by the arrangements in relation to Liquiditats-Konsortialbank GmbH (or LIKO), a bank founded in 1974 in order to provide funding for German banks which experience liquidity problems. The shares in

LIKO are owned 30% by the Bundesbank, with the rest of the shares being held by other German banks and banking associations. LIKO is funded by its shareholders. For additional information, see Note 43 to our consolidated financial statements.

MORTGAGE BANKS

     Through Dresdner Bank, we hold approximately 28% of the shares of Eurohypo AG, a mortgage bank. In Germany, mortgage banks are regulated by a special statute. the German Mortgage Bank Act (Hypothekenbankgesetz), in addition to the German Banking Act. Under the Mortgage Bank Act, mortgage banks are authorized to finance themselves through the issuance of mortgage bonds (Hypothekenpfandbriefe) and public-debt bonds (Kommunalschuldverschreibungen). These bonds are generally long-term bonds with an original maturity of four years or longer, the principal and interest of which are at all times required to be covered by a pool of specified qualifying assets. Mortgage-backed bonds are backed by mortgage loans extended by the mortgage bank that cover 60% or less of the market value of the respective real estate property, and public-debt backed bonds are backed by communal loans extended by the mortgage bank to German public authorities or entities organized under public law or to member states of the EU or to the contracting states to the agreement on the European Economic Area (or EEA), or which are guaranteed or otherwise secured by such persons. Separate pools are maintained for the mortgage-backed bonds and for the public-debt backed bonds. The total amount of mortgage and public-debt bonds issued by the mortgage bank must be fully covered by mortgages and communal loans in at least the same total amount and with at least the same interest earnings. The qualifying assets remain on the mortgage bank's balance sheet. In case of insolvency proceedings relating to the mortgage bank, the asset pools constituting cover will be exempt from such proceedings.

INVESTMENT COMPANIES

     In Germany, investment funds are managed by investment companies. Investment companies are specialized credit institutions and are subject to the German Investment Companies Act (Gesetz uber Kapitalanlagegesellschaften), in addition to the German Banking Act. Within the Allianz Group, DEUTSCHER INVESTMENT-TRUST Gesellschaft fur Wertpapieranlagen mbH (dit) and dresdnerbank investment management Kapitalanlagegesellschaft mbH (dbi) are investment companies.

     An investment fund must be segregated from the investment company's own assets and is not a legal entity; therefore the assets of the investment fund may either be jointly owned by the unit-holders or owned by the investment company as trustee. The German Investment Companies Act provides for specific investment restrictions for different types of investment funds, such as money-market, securities and real estate investment funds, among others. The BaFin supervises the investment company's compliance with the applicable investment restrictions.

     Investment companies do not fall within the scope of the above-mentioned Principles I and II. Therefore, they are not subject to the capital and liquidity requirements provided for by these principles.

FINANCIAL SERVICES INSTITUTIONS

     Financial Services Institutions are enterprises that provide certain financial services described by the German Banking Act. These financial services include investment and contract brokering, portfolio management and own-account trading with financial instruments for third parties.

     To engage in the provision of financial services, an authorization by the BaFin is required. The supervision and regulation of financial services institutions is substantially similar to the regulation and supervision of banks. Like investment companies, certain financial services institutions are exempted from the capital and liquidity requirements described by Principles I and II.

     Within the Allianz Group, Allianz Capital Managers GmbH and Allianz Dresdner Asset Management International GmbH are financial services institutions.

UNITED KINGDOM

     In the United Kingdom, the FSMA also provides the framework for the regulation of activities of the financial services sector outside of the insurance business, with the FSA as the responsible supervisory authority. The FSA also prosecutes offenses involving insider dealing, market manipulation, money laundering and of market abuse.

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

FRANCE

     Under French law, investment and investment services companies dealing with financial instruments must be authorized by the Comite des Etablissement de Credit et des Entreprises d'Investissement (Banque de France) and by the Commission des Operations de Bourse if they act under the portfolio management status. They are subject to the supervision of the Conseil des Marches Financiers for the dealing with listed financial instruments and the Commission des Operations de Bourse for their portfolio management activity. Pursuant to the draft law concerning the financial security mentioned above in connection with the insurance business, it is intended to merge the Commission des Operations de Bourse, the Conseil de Discipline de Ia Gestion Financiere and the Conseil des Marches Financiers into the Autorite des Marches Financiers.

     Banks in France, including our Dresdner Bank subsidiary Dresdner Bank Gestions France, must be authorized by the Comite des Etablissement de Credit et des Entreprises d'Investissement (Banque de France) and are subject to the supervision of the Commission Bancaire (Banque de France). The supervision extends to all the activities of French banks, including their capital adequacy, shareholdings in other companies and limitation of risk. The Paris branch of Dresdner Bank is a "passported" bank in France in accordance with the provisions of EU directives as implemented in French law. As such it is primarily regulated by the BaFin.

     Banks are required to file monthly reports to the Commission Bancaire. Changes of shareholdings in French banks do need approval by the Comite des Etablissement de Credit et des Entreprises d'Investissement (Banque de France).

     French securities regulations prescribe a minimum amount of share capital for investment and investment services companies and impose certain requirements on company management and shareholders. The companies must also submit a business plan with their application for authorization. There are also regulatory restrictions with respect to equity capital on limitation of risks, and specific disclosure rules must be observed. In addition, the Conseil des Marches Financiers and the Commission des Operations de Bourse oversee the dealings of investment and investment services companies with investors, including the provision of appropriate information to investors, and supervise control procedures within these companies. The Conseil des Marches Financierssupervises compliance with market rules, and the Commission des Operations de Bourse supervises the fairness of transactions.

     French supervisory authorities are authorized to impose sanctions, including revocation of operating licenses, on companies that fail to comply with applicable regulations.

ITALY

     Investment and investment services companies in Italy dealing with financial instruments must be licensed and are subject to regulation by both Banca d'Italia, the Italian national bank, and the Commissione Nazionale per le Societa e la Borsa (or CONSOB). Shareholdings in excess of 5% in Italian investment and investment services companies require the authorization of Banca d'Italia.

     Banks in Italy, including our subsidiary Rasbank S.p.A. and our Dresdner Bank subsidiaries, must be authorized by Banca d'Italia and are subject to the supervision of both Banca d'Italia and CONSOB. The supervision of Banca d'Italia extends to all the activities of Italian banks, including their capital adequacy, shareholdings in other companies and limitation of risk. The Milan branch of Dresdner Bank is a "passported" bank in Italy in accordance with the provisions of EU directives as implemented in Italian law. As such it is lead regulated by the BaFin. The CONSOB supervises the provision of investment services by banks in Italy and rules of conduct to be followed by the banks in their dealings with the public. Banks are required to file their annual and semi-annual reports with both Banca d'Italia and the CONSOB. They also have ongoing disclosure obligations. The Milan branch of Dresdner Bank is exempt from these requirements and instead has to submit the annual financial statements of Dresdner Bank Group to the Camera di Commercio and Banca d'Italia. Changes in organizational structure of the branch have to be reported annually.

     Major shareholders of banks and investment and investment services companies must be of good standing and the top managers and members of the boards of directors and boards of auditors must meet specific qualifications in terms of professionalism and good standing. With respect to banks, Italian law requires those assuming control of or a shareholding of greater than 5% in an Italian bank to obtain authorization from Banca d'ltalia. Similarly, banks assuming shareholdings in any other company are required to obtain authorization from Banca d'Italia.

     Italian supervisory authorities are empowered to impose sanctions, including revocation of operating licenses, on companies that fail to comply with relevant regulations.

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

     Some U.S. financial service subsidiaries of Allianz AG are also registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are subject to extensive regulation as such. In addition, some of these subsidiaries are members of, and subject to, regulation by self-regulatory organizations such as the National Association of Securities Dealers and, in the case of Dresdner Kleinwort Wasserstein Securities LLC, the New York Stock Exchange. The scope of broker-dealer regulation covers matters such as capital requirements, the use and safekeeping of customers' funds and securities, advertising and other communications with the public, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the self-regulatory organizations and to prevent improper trading on material non-public information, employee-related matters, limitations on extensions of credit in securities transactions, and clearance and settlement procedures. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, in some instances they may be required to make "suitability" determinations as to certain customer transactions.

     Dresdner Bank provides commercial banking services in the United States through its offices in New York and Los Angeles, as well as the Miami office of its subsidiary Dresdner Bank Lateinamerika AG. Dresdner Bank is accordingly subject to regulation, supervision and examination by the Federal Reserve Board under the U.S. Bank Holding Company Act of 1956, as amended (or BHCA), and the International Banking Act of 1978, as amended (or IBA). The New York branch of Dresdner Bank is licensed, supervised and examined by the New York State Banking Department.

     The Gramm-Leach-Bliley Act of 1999 substantially eliminated barriers separating the banking, insurance and securities industries in the United States. According to this act, a bank holding company that has effectively elected to become a financial holding company may conduct business activities either directly or through its subsidiaries that were previously prohibited for bank holding companies. Dresdner Bank became a financial holding company under the Gramm-Leach-Bliley Act in 2000. To qualify as a financial holding company, a bank is required to meet the criteria of being well-managed and well-capitalized. A foreign bank that is well-capitalized has capital ratios equal to or comparable with those required for a well-capitalized U.S. bank, i.e. a Tier I capital ratio of 6% and a total capital to total risk-based assets ratio of 10%. Dresdner Bank is currently in compliance with these capital requirements. In addition, a bank holding company is required to elect to be treated as a financial holding company vis-a-vis the Federal Reserve Board. In the event of non-compliance with these criteria, a financial holding company may be required to limit previously authorized financial activities or, after a certain time period, to terminate authorized banking operations or to divest any commercial lending companies owned or controlled by the financial holding company. As a result of its ownership of Dresdner Bank, Allianz AG is also subject to the supervision of the Federal Reserve Board under the BHCA and the IBA and has applied to be treated as a financial holding company. Allianz AG was granted a two-year transition period during which it was treated as a financial holding company without having been granted such status. In May 2003, this period was extended until May 21, 2004, and it is subject to possible extension for up to two additional years.

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

                          ACQUISITION CONTROL MATTERS

     In a number of jurisdictions, the direct or indirect acquisition of "control" of companies is subject to prior regulatory approval. Under the applicable EU directives, any person acquiring shares in an insurance, bank or investment services company who would become a "qualifying shareholder" as a result of the acquisition is required to give prior notice of the proposed acquisition to the relevant supervisory authorities in the company's home jurisdiction. A qualifying shareholder is a shareholder that holds at least 10% of the voting rights or the capital of such a company or otherwise has the ability to exercise a significant influence over the management of the company. A qualifying shareholder must also report any increases in shareholdings by any holder to levels equal to or exceeding 20%, 33% or 50% of the voting rights or the capital. The supervisory authorities have a maximum period of three months during which to oppose an acquisition of shares if they believe that the acquisition would jeopardize the sound and prudent management of the insurance company. Reductions in ownership below the thresholds indicated above must also be notified to the supervisory authorities. These directives have been implemented in most EU jurisdictions.

     Under the German Securities Trading Act (Wertpapierhandelsgesetz, or the German Securities Trading Act), holders of voting securities of a German company listed on a stock exchange within the European Union or within the other contracting states to the agreement on the EEA must notify the company and the BaFin in writing and without delay (at the latest, within seven calendar days) of the level of their holding whenever that holding reaches, exceeds or falls below 5%, 10%, 25%, 50% and 75% of the company's shares. Also, a German company receiving this notification of shareholding must generally publish these facts. Effective January 1, 2002, the provisions of the German Securities Trading Act were amended to broaden the criteria for attribution of shares.

     On January 1, 2002, the German Securities Acquisition and Takeover Act (Wertpapier-erwerbs- und Ubernahmegesetz, or WpUG) took effect. The WpUG applies to all offers to acquire securities issued by stock corporations and partnerships limited by shares (Kommanditgesellschaften auf Aktien) by shares that are domiciled in Germany and admitted to trading on an organized market in the European Economic Area (or EEA). The WpUG provides that any shareholder obtaining direct or indirect control, which is defined as 30% or more of the voting rights, of a stock corporation or of a partnership limited by shares, is required to make a mandatory takeover offer to all other shareholders of the corporation. The law amending the WpUG also added provisions to the German Stock Corporation Act (Aktiengesetz) relating to the buyout and the compensation of minority shareholders. Upon request of a shareholder holding 95% or more of the share capital of the stock corporation, the shareholders' meeting of the stock corporation can resolve to transfer all shares held by minority shareholders to the controlling shareholder in exchange for appropriate cash compensation. The Allianz AG has made use of these new provisions to acquire the remaining minority shareholdings of Vereinte Versicherungs-AG, Dresdner Bank AG and Hermes Kreditversicherungs AG.

     Similar regulations relating to acquisition of control have been established in the jurisdiction inside and outside of the EU in which we do business. State insurance holding company statutes in the United States applicable to Allianz AG's U.S. insurance subsidiaries generally provide that no person may acquire control of the Allianz AG, and thus indirect control of its U.S. insurance subsidiaries, without the prior approval of the appropriate insurance regulators. Generally, any person who acquires beneficial ownership of 10% or more of the outstanding ordinary shares or voting power of the Allianz AG (including ADSs) would be presumed to have acquired such control unless the appropriate insurance regulators upon application determine otherwise.

                     ANTITRUST REGULATION AND MERGER REVIEW

     EU and national antitrust regulation affects the cooperation between insurance companies and within insurance associations. While the EC Treaty generally prohibits arrangements that restrict competition, some types of cooperation in the insurance sector are expressly exempt from this prohibition by EU regulation providing for a so-called block exemption.

     In February 2003, the EU adopted a new block exemption regulation for the insurance sector to replace the existing regulation on this subject at its expiry on March 31, 2003. In particular with respect to the establishment and management of insurance and reinsurance pools, the new regulation raises the market share thresholds for insurance pools and restricts the simultaneous memberships of insurers who may exercise a determining influence on the commercial policy of pools acting on the same relevant market in these pools.

     Insurers have in the past been able to seek individual exemption under applicable antitrust laws for insurance pools that were not eligible for block exemption and other restrictions on competition. As of May 1, 2004 this procedure is no longer available.

     In some business lines, the Allianz Group's market share might raise concerns under European merger control regulations. If the Allianz Group were to consider a substantial acquisition in these business lines, the relevant EU authorities might require divestiture of parts of the portfolio or might disapprove the transaction. Comparable legislation with respect to merger review has been enacted in many jurisdictions inside and outside the EU.

                    RULES OF CONDUCT FOR SECURITIES TRADING

     The German Securities Trading Act prohibits insider trading with respect to securities admitted to trading or included in the over-the-counter market at a German exchange or the exchange in another EU member state or in other contracting states to the agreement on the EEA. The German Securities Trading Act also requires that the issuer of securities admitted to trading on a German stock exchange promptly publish any new fact relating to the field of the issuer's activities that is not publicly known if this fact could have a material influence on the market price of such securities due to its effects on the financial position or the overall business performance of the issuer. The BaFin carries out supervisory functions with respect to these regulations.

     The German Securities Trading Act also introduced rules of conduct for banks and securities firms (the Rules of Conduct). The Rules of Conduct apply to all investment services firms in Germany. The BaFin has broad powers to investigate investment services firms with a view to monitoring compliance with the Rules of Conduct. The German Securities Trading Act provides for an annual examination on behalf of the BaFin of a bank's compliance with its obligations under the German Securities Trading Act.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                              CORPORATE GOVERNANCE

     The corporate bodies of Allianz AG are the management board (Vorstand), the supervisory board (Aufsichtsrat) and the general meeting (Hauptversammlung). The management board and the supervisory board are separate and no individual may serve simultaneously as a member of both boards.

     The management board is responsible for managing the day-to-day business of Allianz AG in accordance with the German Stock Corporation Act (Aktiengesetz) and the articles of association of Allianz AG. The management board is bound by applicable German law, the articles of association of Allianz AG as well as its internal rules of procedure (Geschaftsordnung). The management board represents Allianz AG in its dealings with third parties. The supervisory board oversees the management of Allianz AG. It is also responsible for appointing and removing the members of the management board and representing Allianz AG in connection with transactions between a member of the management board and Allianz AG. The supervisory board may not make management decisions, but the supervisory board or the articles of association must determine that certain types of transactions require the supervisory board's prior consent.

     In carrying out their duties, the members of the management board and the supervisory board must exercise the standard of care of a diligent and prudent business person. In complying with this standard of care, the members of both boards must take into account a broad range of considerations in their decisions, including the interests of Allianz AG, its shareholders, employees and creditors. The management board is additionally required to respect the rights of shareholders to equal treatment and equal information.

     Members of either board who violate their duties may be personally liable for damages to Allianz AG. Allianz AG may waive these damages or settle these claims only if at least three years have passed from the date of their origination, and if the general meeting approves the waiver or settlement with a simple majority. No approval of a waiver or settlement by the general meeting will be effective if opposing shareholders who hold, in the aggregate, one-tenth or more of the share capital of Allianz AG have their opposition formally noted in the minutes recorded by a German notary. As a general rule under German law, a shareholder has no direct recourse against the members of the management board or the supervisory board in the event that they are believed to have breached a duty to Allianz AG.

     The supervisory board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the management board must regularly report to the supervisory board with regard to current business operations and future business planning (including financial, investment and personnel planning). The supervisory board is also entitled to request at any time special reports regarding the affairs of Allianz AG, the legal or business relations of Allianz AG to its subsidiaries and the affairs of any of its subsidiaries to the extent that the affairs of such subsidiary may have a significant impact on Allianz AG.

     The management board is required to ensure that adequate risk management and internal monitoring systems exist within Allianz AG to detect risks relating to the Group's business activities at the earliest possible stage.

     Pursuant to the amendment in July 2002 of the German Stock Corporation Act, the management board and the supervisory board are required to declare annually that Allianz AG has complied or will comply with the recommendations set forth in the Corporate Governance Code published by the German Ministry of Justice (Bundesministerium der Justiz). In addition, the management board and the supervisory board are required to disclose any specific recommendation with which they have failed or will fail to comply. The Corporate Governance

Code contains provisions for corporate governance with respect to shareholders and general meetings, management board, supervisory board, cooperation between management board and supervisory board, transparency, reporting and audit of the annual financial statements. On December 18, 2002, the management board and supervisory board signed the first compliance declaration, confirming that Allianz AG complies with all recommendations of the Corporate Governance Code. However, the members of Allianz AG's management board reserve the right to exceed the maximum number of board mandates that may be held outside the Group under the Corporate Governance Code, as appropriate, as the acceptance of supervisory board mandates in companies in which Allianz AG has substantial holdings forms an essential part of the duties of members of the management board.

                                MANAGEMENT BOARD

     The management board of Allianz AG currently consists of eleven members. The number of members of the management board decreased from twelve to eleven as of November 1, 2002. Under the articles of association of Allianz AG, the supervisory board determines the size of the management board, although it must have at least two members. Under the articles of association, Allianz AG may be legally represented by two members of the management board or by one member of the management board and the holder of a general commercial power of attorney (Prokura), which entitles its holders to carry out all legal acts and transactions on behalf of Allianz AG. In addition, pursuant to a filing with the commercial register in Munich, Allianz AG may also be represented by two holders of a general commercial power of attorney. The supervisory board represents Allianz AG in connection with transactions between a member of the management board and Allianz AG. To the extent that a supervisory board committee is entitled to decide on a specific matter in lieu of the supervisory board, the right of representing Allianz AG vis-a-vis the management board in that matter can be transferred to the relevant supervisory board committee.

     The supervisory board appoints the members of the management board. The initial term of the members of the management board is generally limited to three years. Each member may be reappointed or have his term extended by the supervisory board for one or more terms of up to five years each. The initial appointment or the reappointment of members of the management board attaining the age of 60 is generally limited to terms of one year. Members of the management board must resign from office at the end of the fiscal year in which they attain the age of 65. The supervisory board may remove a member of the management board prior to the expiration of his term for good cause, for example in the case of a serious breach of duty or a bona fide vote of no confidence by the general meeting. A member of the management board may not deal with, or vote on, matters relating to proposals, arrangements or contractual agreements between himself and Allianz AG and may be liable to Allianz AG if he has a material interest in any contractual agreement between Allianz AG and a third party which was not disclosed to, and approved by, the supervisory board. The management board has adopted its own internal rules of procedure.

     The management board regularly reports to the supervisory board on the business of Allianz AG. According to the internal rules of procedure of the supervisory board, the management board requires the consent of the supervisory board for certain transactions, primarily, share capital measures and acquisitions or divestitures of companies or shareholdings in companies of a significant volume.

     The current members of the management board, their areas of responsibility, the year in which each member was first appointed, the year in which the term of each member expires, and the principal supervisory or management board memberships outside the Allianz Group, respectively, are as follows:

                                                                   YEAR
                                                        YEAR      CURRENT
                                        AREA OF         FIRST      TERM         PRINCIPAL OUTSIDE BOARD
NAME                                 RESPONSIBILITY   APPOINTED   EXPIRES         MEMBERSHIPS IN 2002
----------------------------------  ----------------  ---------   -------   -------------------------------
Michael Diekmann..................  Chairman of the     1998       2006     Member of the supervisory
                                    management board                        boards of BASF AG, Linde AG
                                                                            (deputy chairman) and Lufthansa
                                                                            AG
Dr. Paul Achleitner...............  Group Finance       2000       2004     Member of the supervisory
                                                                            boards of Bayer AG, MAN AG, RWE
                                                                            AG and OTAG
Detlev Bremkamp...................  Europe II           1991       2004     Member of the supervisory
                                                                            boards of ABB AG (Deutschland)
                                                                            and Hochtief AG
Jan R. Carendi....................  Americas            2003       2005     None
Dr. Joachim Faber.................  Allianz Dresdner    2000       2004     Member of the supervisory
                                    Asset Management                        boards of Bayerische Borse AG,
                                    (ADAM)                                  Infineon Technologies AG, and
                                                                            Societa Metallurgica Italiana
                                                                            S.p.A.
Dr. Reiner Hagemann...............  Europe I            1995       2004     Member of the supervisory
                                                                            boards of E.ON Energie AG,
                                                                            Schering AG and Steag AG
Dr. Horst Muller..................  Group Financial     2001       2003     Member of the supervisory
                                    Risk Management                         boards of Buderus AG and BVV
                                                                            Versicherungsverein des
                                                                            Bankgewerbes a. G.
Dr. Helmut Perlet.................  Group               1997       2004     None
                                    Controlling,
                                    Accounting,
                                    Taxes,
                                    Compliance
Dr. Gerhard Rupprecht.............  Group               1991       2005     Member of the supervisory
                                    Information                             boards of Heidelberger
                                    Technology, Life                        Druckmaschinen AG, Quelle AG
                                    Insurance                               and ThyssenKrupp Automotive AG
                                    Germany
Dr. Herbert Walter................  Allianz Dresdner    2003       2007     Member of the supervisory board
                                    Banking                                 of Deutsche Borse AG
Dr. Werner Zedelius...............  Growth Markets      2002       2004     Member of the supervisory board
                                                                            of SMS AG

     The following is a summary of the business experience of the current members of the management board within the Allianz Group:

     Michael Diekmann: Joined the Allianz Group in 1988. From 1996 to 1998 he was chief executive officer of Allianz Insurance Management Asia-Pacific Pte. Ltd., Singapore. He became a deputy member in October 1998 and a full member of the management board of Allianz AG in March 2000. He was appointed chairman of the management board in April 2003.

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

     Jan R. Carendi: Became a member of the Management Board of Allianz AG in May 2003. He previously held a variety of positions at Skandia Insurance Company Ltd. and other companies of the Skandia Group, including chief executive officer of Skandia Insurance Company Ltd. and Skandia New Markets Inc. and chief executive officer of American Skandia Inc.

     Dr. Joachim Faber: Joined the Allianz Group in 1997 after holding various positions at Citibank AG, Frankfurt, Germany (1984-1992), including chairman of the management board, and Citibank International PLC, London (1992-1997), including head of capital markets. He was a member of the management board of Allianz Versicherung from 1997 to 1999 and became a member of the management board of Allianz AG in January 2000.

     Dr. Reiner Hagemann: Joined the Allianz Group in 1977. In 1987, he became a deputy member, in 1990 a full member and in 1995 was made chairman of the management board of Allianz Versicherung. He was a member of the management board of Allianz Leben from 1991 through 1994 and became a member of the management board of Allianz AG in 1995.

     Dr. Horst Muller: Joined Dresdner Bank in 1970. He became a deputy member of the management board of Dresdner Bank in 1992, and a full member in 1994. With the acquisition of Dresdner Bank in July 2001, he became a member of the management board of Allianz AG.

     Dr. Helmut Perlet: Joined the Allianz Group in 1973. He has been head of the foreign tax department since 1981, head of corporate finance since 1990 and head of accounting and controlling since 1992. He became a deputy member in July 1997 and a full member of the management board of Allianz AG in January 2000.

     Dr. Gerhard Rupprecht: Joined the Allianz Group in 1979. In January 1989, he became a deputy member, and in January 1991 a full member, and in October 1991 was appointed chairman, of the management board of Allianz Leben. He became a member of the management board of Allianz AG in October 1991.

     Dr. Herbert Walter: Held various positions at Deutsche Bank AG since 1983, including chairman of the business segment Private & Business Clients and speaker of the management board of Deutsche Bank 24. Since 2002, he was a member of the Group Executive Committee of Deutsche Bank group as well as Global Head of Private & Business Clients. He became a member of the management board of Allianz AG on March 19, 2003, and became the Chairman of the management board of Dresdner Bank AG effective March 25, 2003.

     Dr. Werner Zedelius: Joined the Allianz Group in 1987. After various positions in branch offices and in the headquarters of Allianz AG, he was General Manager Finance and member of the board of directors of Cornhill Insurance PLC in London from 1996 until 1999. Dr. Zedelius became a member of the management board of Allianz AG on January 1, 2002.

     The members of the management board may be contacted at the address of Allianz AG.

                               SUPERVISORY BOARD

     In accordance with the articles of association of Allianz AG and the German Codetermination Act (Mitbestimmungsgesetz), the supervisory board of Allianz AG consists of 20 members, ten of whom are elected by the shareholders and ten of whom are elected by the employees of the German companies of the Allianz Group. Three of the employee representatives are representatives of the trade unions represented in the Allianz Group in Germany. The general meeting may remove any supervisory board member it has elected by a simple majority of the votes cast. The employee representatives may be removed with a majority of three-quarters of the votes cast by those employees who elected them. In addition, any member of the supervisory board may resign by written notice to the management board.

     The supervisory board has a quorum when all members of the supervisory board were invited or requested to participate in a decision and either ten or more members, including the chairman of the supervisory board, or, when the chairman of the supervisory board is not present, fifteen or more members, participate in a decision before the supervisory board. Except where a different majority is required by law or the articles of association of Allianz AG, the supervisory board acts by simple majority of the votes cast. In the case of any deadlock, the chairman has the deciding vote. The supervisory board meets at least twice each half-year. Its main functions are:

     - to monitor the management of Allianz AG;

     - to appoint the members of the management board; and

     - to approve matters in areas where such approval is required by German law or which the supervisory board has made generally or in the individual case subject to its approval. See "-- Management Board."

     In addition, supervisory boards of German insurance companies are tasked with the appointment of the auditors.

     The supervisory board has established a Standing Committee, an Audit Committee, a Compensation Committee and a Mediation Committee.

     Standing Committee. The Standing Committee, which comprises the chairman of the supervisory board, his deputy and three additional members elected by the supervisory board, may approve or disapprove certain transactions of Allianz AG to the extent that such transactions do not fall under the competency of any other committee or are required to be decided by plenary meeting of the supervisory board. The Standing Committee examines the corporate governance of Allianz AG, drafts the declaration of compliance and examines the efficiency of the work of the supervisory board. In addition, it determines the guest status of non-members who wish to attend supervisory board meetings as well as changes in form to the articles of association. The Standing Committee held four meetings in 2002. The members of the Standing Committee are Dr. Henning Schulte-Noelle as chairman, Norbert Blix, Dr. Gerhard Cromme, Dr. Manfred Schneider and Peter Haimerl.

     Audit Committee. The Audit Committee, established in September 2002, comprises five members elected by the supervisory board. The Audit Committee prepares the decisions of the supervisory board about the Group's annual financial statements, the consolidated financial statements and the appointment of the auditors and ascertains the independence of the auditors. Furthermore, the Audit Committee assigns the mandate to the auditors, sets priorities for the audit and determines the compensation of the auditors. In addition, it examines the quarterly reports. After the end of the fiscal year, the Audit Committee examines the Group's annual financial statements and the consolidated financial statements, examines the risk monitoring system and discusses the auditor's report with the auditors. The Audit Committee held one meeting in 2002. The members of the Audit Committee are Dr. Manfred Schneider as chairman, Dr. Gerhard Cromme, Prof. Dr. Rudolf Hickel, Frank Ley and Dr. Henning Schulte-Noelle.

     Compensation Committee. The Compensation Committee consists of the chairman of the supervisory board and two other members elected by the supervisory board. It prepares the appointment of members of the management board. In addition, it tends to on-going personnel matters of the members of the management board including their membership on boards of other companies, the payments they receive and the structure of long-term incentive programs. See
"-- Options to Purchase Securities -- Long-term Incentive Plans." The Compensation Committee held six meetings in 2002. The members of the Compensation Committee are Dr. Henning Schulte-Noelle as chairman, Norbert Blix and Dr. Gerhard Cromme.

     Mediation Committee. The Mediation Committee consists of the chairman of the supervisory board and his representative elected according to the rules of the German Codetermination Act of 1976, one member elected by the employees and one member elected by the shareholders. Under sec. 27(3) of the German Codetermination Act, the Mediation Committee is charged with the solution of conflicts in the appointment of members of the management board. If the supervisory board in a vote on the appointment or recall of a member of the management board fails to obtain the required majority, the Mediation Committee has to present a proposal to the supervisory board. There arose no need for the Mediation Committee to meet in 2002. The members of the Mediation Committee are Dr. Henning Schulte-Noelle as chairman, Norbert Blix, Hinrich Feddersen and Jurgen E. Schrempp.

     Each member of the supervisory board is generally elected for a fixed term, which expires at the end of the general meeting at which the shareholders discharge the members of the supervisory board in respect of the fourth fiscal year after the beginning of the term. The fiscal year in which the members of the supervisory board are first elected is not considered. Supervisory board members may be reelected.

     The current members of the supervisory board of Allianz AG, their principal occupations, the year in which each member first served on the supervisory board, the year in which the current term of each member expires and principal memberships in statutory supervisory boards of each member outside the Allianz Group, respectively, are as follows:

                                                                             YEAR
                                                                            CURRENT
                                                               YEAR FIRST    TERM     PRINCIPAL OUTSIDE BOARD
NAME                                  PRINCIPAL OCCUPATION     APPOINTED    EXPIRES     MEMBERSHIPS IN 2002
----------------------------------  -------------------------  ----------   -------   ------------------------
Dr. Henning Schulte-Noelle,         Former chairman of the        2003       2008     Member of the
  Chairman(1).....................  management board of                               supervisory boards of
                                    Allianz AG                                        E.ON AG, Siemens AG and
                                                                                      ThyssenKrupp AG
Norbert Blix, Deputy                Employee of Allianz           1997       2008     None
  Chairman(2).....................  Versicherung
Dr. Wulf H. Bernotat(1)...........  Chairman of the               2003       2008     Member of the management
                                    management board of E.ON                          boards of E.ON AG
                                    AG                                                (chairman), Metro AG,
                                                                                      RAG Aktiengesellschaft
                                                                                      and Ruhrgas AG
                                                                                      (chairman)
Dr. Diethart Breipohl(1)..........  Former member of the          2000       2008     Member of the
                                    management board of                               supervisory boards of
                                    Allianz AG                                        Beiersdorf AG,
                                                                                      Continental AG,
                                                                                      KarstadtQuelle AG, mg
                                                                                      technologies AG, KM
                                                                                      Europa Metal AG
                                                                                      (chairman), Banco
                                                                                      Popular Espanol, Banco
                                                                                      Portugues de
                                                                                      Investimento and Credit
                                                                                      Lyonnais
Bertrand Collomb(1)...............  President Directeur           1998       2008     Member of the boards of
                                    General of Lafarge S.A.                           directors of Total-
                                                                                      Fina-Elf, ATCO Ltd. and
                                                                                      the Conseil
                                                                                      D'Administration of
                                                                                      Credit Commercial de
                                                                                      France S.A.

                                                                             YEAR
                                                                            CURRENT
                                                               YEAR FIRST    TERM     PRINCIPAL OUTSIDE BOARD
NAME                                  PRINCIPAL OCCUPATION     APPOINTED    EXPIRES     MEMBERSHIPS IN 2002
----------------------------------  -------------------------  ----------   -------   ------------------------
Dr. Gerhard Cromme(1).............  Chairman of the               2001       2008     Member of the
                                    supervisory board of                              supervisory boards of
                                    ThyssenKrupp AG                                   ThyssenKrupp AG
                                                                                      (chairman), Axel
                                                                                      Springer Verlag
                                                                                      Aktiengesellschaft,
                                                                                      Siemens AG, Deutsche
                                                                                      Lufthansa AG, E.ON AG,
                                                                                      Ruhrgas AG, Volkswagen
                                                                                      AG and Suez S.A.
Jurgen Dormann(1).................  Chairman of the board of      1998       2008     Member of the
                                    directors and CEO of ABB                          supervisory boards of
                                    Ltd.                                              Aventis S.A. (chairman)
                                                                                      and LION bioscience AG
                                                                                      (chairman) and the board
                                                                                      of directors of ABB Ltd.
                                                                                      (chairman) and IBM
                                                                                      Corporation
Claudia Eggert-Lehmann(2).........  Employee of Dresdner Bank     2003       2008     None
Hinrich Feddersen(2)..............  Member of the federal         2001       2008     Member of the
                                    steering committee of                             supervisory boards of
                                    ver.di (Vereinte                                  Deutscher Ring
                                    Dienstleistungs-                                  Lebensversicherungs AG
                                    gewerkschaft e.V.)                                (deputy chairman) and
                                                                                      Basler Versicherung
                                                                                      Beteiligungsgesellschaft
                                                                                      mbH (deputy chairman)
Peter Haimerl(2)..................  Employee of Dresdner          2001       2008     None
                                    Bank; Chairman of the
                                    shop committee of
                                    Dresdner Bank
Professor Dr. Rudolf Hickel(2)....  Professor of Finance at       1999       2008     Member of the
                                    the University of Bremen                          supervisory boards of
                                                                                      Salzgitter Stahl und
                                                                                      Technologie AG,
                                                                                      Howaldtswerke Deutsche
                                                                                      Werft AG and Gewoba
                                                                                      Aktiengesellschaft fur
                                                                                      Wohnen und Bauen
Dr. Renate Kocher(1)..............  Head of Institut fur          2003       2008     Member of the
                                    Demoskopie, Allensbach                            supervisory boards of
                                                                                      MAN AG and BASF AG
Frank Ley(2)......................  Employee of Allianz           1993       2008     None
                                    Leben; Chairman of the
                                    shop committee of Allianz
                                    Leben
Karl Neumeier(2)..................  Employee of Allianz           2003       2008     None
                                    Versicherungs-AG

                                                                             YEAR
                                                                            CURRENT
                                                               YEAR FIRST    TERM     PRINCIPAL OUTSIDE BOARD
NAME                                  PRINCIPAL OCCUPATION     APPOINTED    EXPIRES     MEMBERSHIPS IN 2002
----------------------------------  -------------------------  ----------   -------   ------------------------
Herbert Pfennig(2)................  Employee of Dresdner Bank     2003       2008     None
Sultan Salam(2)...................  Employee of Dresdner Bank     2003       2008     None
Dr. Manfred Schneider(1)..........  Chairman of the               1998       2008     Member of the
                                    supervisory board of                              supervisory boards of
                                    Bayer AG                                          Bayer AG (chairman),
                                                                                      DaimlerChrysler AG,
                                                                                      Linde AG, METRO AG, RWE
                                                                                      AG and TUI AG
Margit Schoffer(2)................  Employee of Dresdner Bank     2003       2008     None
Dr. Herbert Scholl(1).............  Managing director of          1998       2008     Managing director of
                                    Robert Bosch GmbH                                 Robert Bosch GmbH and
                                                                                      member of the
                                                                                      supervisory board of
                                                                                      BASF AG
Jurgen E. Schrempp(1).............  Chairman of the               1998       2008     Chairman of the
                                    management board of                               management board of
                                    DaimlerChrysler AG                                DaimlerChrysler AG and
                                                                                      member of the board of
                                                                                      directors of South-
                                                                                      African Coal, Oil and
                                                                                      Gas Corporation (Sasol)
                                                                                      Ltd., Vodafone Group plc
                                                                                      and The New York Stock
                                                                                      Exchange

---------------

(1) Elected by Allianz AG's shareholders.

(2) Elected by the employees of the German companies of the Allianz Group.

     The members of the supervisory board may be contacted at the address of Allianz AG.

                     COMPENSATION OF DIRECTORS AND OFFICERS

     Management Board. Total compensation for members of our management board includes a fixed component (the basic salary) and a variable component. The total compensation paid by the Allianz Group to the management board for 2002 was approximately E17.4 million. The compensation allocated to the management board in 2002 consisted of variable compensation of approximately E9.5 million and fixed compensation of approximately E7.9 million compared to E9.2 million and E6.7 million in 2001, respectively. Beginning in 2002, the variable component consisted of the annual bonus, which includes an individual element and an element based on company performance, and a three-year bonus, from which payments to members of the management board can be made for the first time in 2004.

     In addition to these amounts, in 2002 the Allianz Group paid an amount of approximately E9 million to increase pension reserves and reserves for similar obligations in favor of active members of the management board.

     In addition, under the long-term incentive plan for 2002 described under '-- Options to Purchase Securities -- Long-term Incentive Plans", a total of 47,200 stock appreciation rights tied to the price of Allianz stock were awarded to members of the management board during the fiscal year 2002. Based on standard option valuation methods (Black-Scholes or Binomial Method), these rights had a value of E5.2 million at the time of their award. The value of these rights at December 31, 2002 was E0.3 million. Since none of the appreciation rights had an intrinsic or exercise value, these amounts are entirely time values.

     At December 31, 2002, members of our management board held a total of 119,739 stock appreciation rights awarded from 1999 through 2002 under the long-term Incentive Plans. Based on standard option valuation methods (Black-Scholes or Binomial Method), these rights had a value of E0.5 million at December 31, 2002. None of the appreciation rights had an intrinsic value at December 31, 2002, so that this amount is entirely a time value. For additional information on the appreciation rights held by members of our management board, see Note 44 to our consolidated financial statements. See also "-- Options to Purchase Securities -- Long-term Incentive Plans" below.

     In 2002, pensions and other benefit payments for former members of the management board as well as payments to compensate the claims of former members of the management board amounted to approximately E13 million. E7 million were set aside in 2002 for compensating the claims of former members of the management board. An amount of E29 million was set aside for current and future pension benefits of former members of the management board and their beneficiaries.

     Supervisory Board. The current articles of association provide that the remuneration of the members for service on the supervisory board until the annual general meeting held on April 29, 2003, is calculated according to the provisions of the articles of association effective prior to that time. Pursuant to these provisions, each member of the supervisory board receives an annual remuneration of E4,000, which increases by E500 for every cent by which the dividend per share exceeds the amount of 15 cents. The chairman of the supervisory board receives double these amounts, and every other member of a committee of the supervisory board (except the Mediation Committee) one and one half times these amounts. Allianz AG reimburses the members of the supervisory board members for their out-of-pocket expenses and the value-added tax payable on these salaries. In addition, Allianz AG provides insurance coverage and technical support to the supervisory board members to the extent reasonably adequate for the exercise of their supervisory board office. The aggregate amount of compensation paid to the members of the supervisory board for the fiscal year 2002 was E2 million, including fees becoming payable after the 2003 general meeting.

     On April 29, 2003, at the 2003 ordinary general meeting of Allianz AG, the management board and the supervisory board proposed, and the shareholders approved, revisions to the articles of association which relate to the compensation of the supervisory board. The respective resolutions became effective upon registration in the commercial register on June 23, 2003 and apply to service on the supervisory board following April 30, 2003. Pursuant to the new articles of association, each member of the supervisory board will receive an annual fixed remuneration of E4,000 and in addition, a remuneration of E500 for every cent by which the dividend per share declared by the annual general meeting exceeds the amount of 15 cents. The chairman of the supervisory board will receive double, and each vice chairman one and one half times, these amounts. Each member of a supervisory board committee (except the Mediation Committee and the Audit Committee) will receive an additional 25% of these amounts, while the chairman of these committees will receive an additional 50%. Members of the Audit Committee will receive an additional annual fixed remuneration of E30,000, while the chairman will receive an additional E45,000. Members of the supervisory board who served for only part of the fiscal year shall receive one twelfth of the annual remuneration for each initiated month of service. This applies in the same manner to the members of supervisory board committees. The total annual remuneration of a member of the supervisory board shall not exceed double, and the remuneration of the chairman of the supervisory board shall not exceed triple, the sum of the annual fixed compensation and the additional dividend-related compensation of a member of the supervisory board who has none of these specific positions. Allianz AG reimburses all supervisory board members for their out-of-pocket expenses and the value-added tax payable on these salaries. In addition, Allianz AG provides insurance coverage and technical support to the supervisory board members to the extent reasonably adequate to carry out their supervisory board duties.

                                BOARD PRACTICES

     Allianz AG has entered into service contracts with management board members providing for a limited benefit upon termination of service prior to the stated expiration date of a management board member's contract. In such circumstances, the management board member would receive monthly fixed payments for a further six months as well as pro rata bonus payments if the conditions for the bonus payments are fulfilled. If regular pension benefits were to become due during this time period, they would be credited against these payments. Allianz AG has not entered into such contracts with supervisory board members.

                                SHARE OWNERSHIP

     As of June 18, 2003, the members of the management board and the supervisory board held less than 1% of our ordinary shares issued and outstanding. As of such date, based on our share register, the members of the management board and the supervisory board held in the aggregate approximately 6,700 ordinary shares of Allianz AG.

                                   EMPLOYEES

     As of December 31, 2002, Allianz Group had more than 181,000 employees worldwide, of whom more than 87,000, or approximately 48.1%, were employed in Germany. A large number of our German employees are covered by collective bargaining agreements or similar arrangements. In the past three years, there have been no work stoppages or strikes at our various sites that have arisen from collective bargaining disputes or for other reasons which had a material adverse effect on the Group's results of operations. We believe that our employee relations are good.

     The following table shows the average number of employees of the Allianz Group by region for the years ended December 31, 2002, 2001 and 2000.

                                                                    AT DECEMBER 31,
                                                              ---------------------------
                                                               2002      2001      2000
                                                              -------   -------   -------
Germany.....................................................   87,398    87,589    43,124
Rest of Europe..............................................   66,657    61,892    50,569
NAFTA.......................................................   12,644    14,722    12,667
Rest of World...............................................   14,952    15,743    13,323
Total.......................................................  181,651   179,946   119,683

                         OPTIONS TO PURCHASE SECURITIES

LONG-TERM INCENTIVE PLANS

     Since 1999, we have established long-term incentive plans for the members of the management board of Allianz AG and eligible key executives of the Allianz Group, which are subject to approval by the supervisory board. As of the date of this annual report, long-term incentive plans were authorized for 2002, 2001, 2000 and 1999. Under these incentive plans, we granted non-transferable appreciation rights tied to the value of the ordinary shares of Allianz AG to members of the management board of Allianz AG and eligible key executives of the Allianz Group. The appreciation rights were granted on April 1 of each of these years. The rights expire after seven years.

     Under the relevant incentive plan, each plan participant is advised at the beginning of the plan of the number of the appreciation rights that have been granted to him or her. Each appreciation right entitles the holder to the difference between the price of Allianz AG's ordinary shares at the time the right is exercised and the base price of Allianz AG's ordinary shares as specified in the plan, the maximum difference being capped at 150% of the base price. The 2002, 2001 and 2000 incentive plans specify base prices of E265, E356 and E367, respectively. As of December 31, 2002, a total of 1,507,414 appreciation rights were outstanding under all incentive plans. Of this amount, 625,454 appreciation rights were outstanding under the 2002 incentive plan, 380,391 were outstanding under the 2001 incentive plan and 245,542 were outstanding under the 2000 incentive plan.

     The appreciation rights may be exercised at any time between the beginning of the third and the end of the seventh year after commencement of the relevant plan, provided that the closing stock price of Allianz AG in the Frankfurt Xetra Trade has exceeded the closing price of the Dow Jones Europe Stoxx Price Index
(600) on each of at least five consecutive trading days and the closing stock price of Allianz AG in the Frankfurt Xetra Trade has appreciated as of the exercise date by at least 20% over the base price specified in the plan. Holders may not exercise an appreciation right within fixed time periods prior to the publication of quarterly, semi-annual or annual reports. At other times, an appreciation right may be exercised only with the approval of the Allianz Group's compliance department.

     Upon exercise of the appreciation rights, payment is made in the relevant local currency by the Group company granting the appreciation rights. Appreciation rights not exercised by the last day of a plan will be exercised automatically where the necessary conditions have been met. Where these conditions have not been met or a plan participant ceases to be employed by the Allianz Group for reasons other than disability or death, the plan participant's appreciation rights are forfeited.

EMPLOYEE STOCK OWNERSHIP ARRANGEMENTS

     Allianz AG offers certain eligible employees and certain Allianz Group companies for their respective employees in Germany and abroad to buy its ordinary shares within a limited period of time at a discounted price per share. Costs for the arrangement are met by the relevant company. In general, to be eligible, employees are required to have been employed for a minimum period of six continuous months prior to the share offering. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares. Each participating Group subsidiary establishes a restricted period of at least one and maximum five years during which employees may not transfer the shares after purchasing them. After this period, the shares are not subject to vesting or other restrictions. The eligible employees of the Allianz Group acquired a total of 136,222 ordinary shares under such arrangements in 2002.

     For additional information on our long-term incentive plans and employee stock ownership arrangements, see Note 44 to our consolidated financial statements.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

     The outstanding capital stock of Allianz AG consists of ordinary shares without par value that are issued in registered form. Under the articles of association, each outstanding ordinary share represents one vote. Major shareholders do not have different voting rights. Based on our share register, as of June 18, 2003, we had approximately 567,800 registered shareholders, of which approximately 1,950 were holders resident in the United States. Based on our share register, approximately 5.7% of our ordinary shares issued were held by such U.S. holders. Although our shareholders are generally required when registering to indicate their respective names, addresses and, in the case of legal entities, whether they hold on behalf of a third party, many of our ordinary shares may be held of record by brokers, trustees or other nominal holders who are not required to provide such information with regard to beneficial holders. As a result, the number of holders of record or registered holders in the United States may not be representative of the actual number of beneficial holders in the United States. See also "Directors, Senior Management and Employees -- Share Ownership."

     Under the German Securities Trading Act, holders of voting securities of a listed German company must notify the German Federal Financial Supervisory Authority and the company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of a company's shares. In addition, effective January 1, 2002, the provisions of the German Securities Trading Act were amended to broaden the criteria for attribution of shares.

     The following table sets forth information about beneficial ownership of our ordinary shares as of the indicated date as to each person (or group of affiliated persons) known by us, through documents filed publicly with the SEC, to own beneficially more than 5% of the ordinary shares issued and outstanding, and as adjusted for recent changes in our outstanding ordinary shares. In addition, where different, we have indicated the percentage ownership provided by such shareholders in the filings under the new German reporting requirements discussed above.

                                                        NUMBER OF                      OWNERSHIP
                                                     ORDINARY SHARES    OWNERSHIP     REPORTED IN
                                                       REPORTED IN     REPORTED IN       GERMAN
NAME OF BENEFICIAL OWNER                               SEC FILINGS     SEC FILINGS     FILINGS(4)
------------------------                             ---------------   ------------   ------------
Munich Re..........................................     51,487,400(1)     21.2%(1)       18.1%(5)
Deutsche Bank......................................     13,532,423(2)      5.5%(3)          --(6)

---------------

(1) As of December 31, 2002, as reported on June 19, 2003. In its report, Munich Re stated that such percentage was based on a total number of 266,565,625 ordinary shares issued by Allianz as of December 31, 2002, but did not include ordinary shares of Allianz AG owned by Allianz Group companies or by HypoVereinsbank.

(2) As of December 31, 2002, as reported on February 10, 2003. In its report, Deutsche Bank stated that it had sole dispositive power over 13,532,423 ordinary shares, sole voting power over 12,428,173 ordinary shares, and beneficially owned 5.5% of Allianz's ordinary shares. On July 9, 2003, as of June 30, 2003, Deutsche Bank reported that it had sole dispositive power over 12,616,371 ordinary shares, sole voting power over 11,317,491 ordinary shares and beneficially owned 3.4% of Allianz's ordinary shares.

(3) As of December 31, 2002, as reported on February 10, 2003.

(4) Percentages have been rounded to a single decimal place.

(5) As reported under the German Securities Trading Act on April 2, 2003.

(6) Less than 5% as reported under the German Securities Trading Act on April 8, 2002.

     As of June 18, 2003, 383,753,125 ordinary shares were issued but only 364,810,435 were outstanding, primarily as a result of our repurchase of 786,100 ordinary shares in May 2001 and our purchase of 5,500,000 ordinary shares from a subsidiary of Dresdner Bank in February 2002, as well as the holding of 17,155,008 ordinary shares by Dresdner Bank or its subsidiaries.

     Significant changes in the percentage ownership held of record by any of our major shareholders in the last three years were as follows:

     - the share ownership of Munich Re as reported under German law decreased from slightly less than 25% as of October 2000 to approximately 18.1% of our outstanding ordinary shares on April 2, 2003;

     - the share ownership of Deutsche Bank as reported to the SEC decreased from approximately 6.9% as of February 2001 to 5.5% as of December 31, 2002 and 3.4% as of June 30, 2003; and

     - the share ownership of HypoVereinsbank as reported under German law decreased from approximately 6.8% as of October 2000 to less than 5% in 2002.

                           RELATED PARTY TRANSACTIONS

     The following describes certain transactions between the Allianz Group and its related parties since January 1, 2002.

TRANSACTIONS WITH MUNICH RE

     As of June 30, 2003, we held approximately 18.9% of Munich Re's ordinary shares. On July 10, 2003 we announced our intention to redeem a first tranche of approximately 50% of our index-linked exchangeable (MILES) ahead of schedule, using Munich Re shares. This transaction, when completed, will reduce our shareholding in Munich Re by approximately 3%. As of April 2, 2003, based on its most recent German reporting, Munich Re held approximately 19.4% of our ordinary shares outstanding, which constituted approximately 18.1% of our ordinary shares issued as of such date.

PRINCIPLES OF COOPERATION

     Certain principles of cooperation have historically governed the relationship between Allianz AG and Munich Re. These principles have been adapted to current circumstances in an agreement, dated May 2000 (or Principles of Cooperation), which sets forth the principles governing the cross-shareholdings, joint interests in third parties and reinsurance relationships between Allianz AG and Munich Re. The Principles of Cooperation were amended by a supplementary agreement in December 2001 (or First Supplement), effective through December 31, 2010, as well as a second supplementary agreement in December 2002 (or Second Supplement) and a third supplementary agreement on March 20, 2003 (or Third Supplement). The Principles of Cooperation are effective from January 1, 2000 through December 31, 2005. Pursuant to the Second Supplement, the terms governing the termination of the Principles of Cooperation were suspended until December 31, 2003 and the required notice of termination reduced from three years to two years, with the result that the Principles of Cooperation will be automatically renewed for another ten years only if they are not terminated prior to December 31, 2003.

     Cross Shareholdings. In connection with the our capital increase in April 2003, we agreed with Munich Re in the Third Supplement to amend the provisions of the Principles of Cooperation relating to the long-term reciprocal shareholdings between Allianz AG and Munich Re. Pursuant to the Third Supplement, Munich Re agreed to reduce its ownership interest in Allianz AG to approximately 15% following the capital increase in April 2003, and Allianz AG agreed to reduce its ownership interest in Munich Re to approximately 16% to 18% by the end of 2003 and to approximately 15% in the course of 2004. The Third Supplement does not relate to ordinary shares held in the ordinary course of business either as part of the trading portfolio or for the account of third parties.

     Shareholdings in Insurance Subsidiaries. The shareholdings of Allianz AG and Munich Re in certain jointly owned subsidiaries and affiliates were restructured in July 2002. See "-- Letter of Intent."

     Reinsurance Relationships. Munich Re is the primary external reinsurer for the Allianz Group. The Allianz Group ceded approximately E2.3 billion, E2.4 billion and E2.3 billion in reinsurance premiums written to Munich Re in 2002, 2001 and 2000, respectively. Of the Allianz Group's total third-party reinsurance premiums ceded, approximately 31.3%, 30.6% and 30.2% were ceded to Munich Re in 2002, 2001 and 2000, respectively. These amounts represented approximately 4%, 4% and 4% of the Allianz Group's gross premiums written in 2002, 2001 and 2000, respectively.

     The Principles of Cooperation provide that Allianz AG will cede to Munich Re a 14% quota-share of the gross self-retention of the insurance business of Allianz Versicherung, Frankfurter Versicherungs-AG, Bayerische Versicherungsbank AG, Allianz Globus MAT (since renamed Allianz Marine & Aviation Versicherungs-AG), Kraft Versicherungs-AG and Vereinte Spezial Versicherung-AG. Due to the merger of Vereinte Versicherung AG with Allianz Versicherung effective January 1, 2002, we agreed with Munich Re in August 2002 to reduce the share of the gross self-retention of the insurance business of German Property-Casualty Group companies ceded to Munich Re to 10.5%, effective retroactively to January 1, 2002. In addition, the Principles of Cooperation provide that Munich Re shall, subject to competitive conditions, assume a majority of reinsurance ceded by Allianz AG externally other than pursuant to the quota-share arrangements described above. The Principles of Cooperation further provide that Allianz AG and Munich Re shall share the reinsurance ceded by all other majority jointly held German insurance companies (other than the German Property-Casualty Group companies subject to the quota-share arrangements described above) pro rata based on each party's respective ownership interest in such companies. The Principles of Cooperation also provide that Allianz AG and Munich Re shall equally share, on an arm's-length basis, the reinsurance ceded by Allianz Leben and Karlsruher Leben. Finally, the Principles of Cooperation provide that Allianz AG shall be entitled to assume reinsurance from Munich Re, although the amounts and terms thereof are not specified. During 2002, 2001 and 2000, Munich Re ceded approximately E600 million, E850 million and E900 million, respectively, in reinsurance premiums to the Allianz Group. The First Supplement provides that the mutually ceded reinsurance volume between the Allianz Group and Munich Re is to be adjusted on a step-by-step basis by 2005.

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

LETTER OF INTENT

     Pursuant to a non-binding Letter of Intent, dated May 4, 2000 (or Letter of Intent), Allianz AG and Munich Re agreed to gradually reduce their shareholdings in each other to a level of approximately 20% of outstanding shares. As of June 30, 2003, the Allianz Group's ownership interest in Munich Re was approximately 18.9%. As of April 2, 2003, based on its most recent German reporting, Munich Re's ownership interest in Allianz AG was approximately 18.1%. See "-- Major Shareholders."

     In addition, pursuant to the Letter of Intent, the shareholdings of Allianz AG and Munich Re in certain jointly owned subsidiaries and affiliates were restructured in July 2002. As contemplated by the Letter of Intent, Munich Re transferred its indirect 45.0% interest in Bayerische Versicherungsbank AG and its indirect 50% interest in Frankfurter Versicherungs-AG to Allianz Versicherung, while Allianz AG transferred its indirect 36.1% interest in Karlsruher Leben and its 39% interest in Mercur Assistance AG Holding (or Mercur), a German provider of medical and automobile assistance services, to Munich Re. Pursuant to the Letter of Intent, Allianz AG sold its 39% interest in Mercur to Munich Re in 2000. The parties' other interests were transferred effective June 30, 2002. As a result of the restructuring, Munich Re holds approximately 90% of Karlsruher Leben, and Allianz AG holds approximately 90% of Bayerische Versicherungsbank AG and 99.9% of Frankfurter Versicherungs-AG.

AGREEMENT IN PRINCIPLE

     In April 2001, in connection with our acquisition of Dresdner Bank, we entered into an Agreement in Principle with Munich Re (or Agreement in Principle), pursuant to which we sold a 16.0% shareholding in HypoVereinsbank to Munich Re for an aggregate price of approximately E5.133 billion on January 15, 2002, thereby reducing our shareholding in HypoVereinsbank to approximately 0.5%. In addition, we purchased from Munich Re its 40.6% shareholding in Allianz Leben for an aggregate price of E2.587 billion on January 15, 2002, thereby increasing our shareholding in Allianz Leben to 91.0%. The current reinsurance relationships between Allianz Leben and Munich Re are intended to remain in effect on the basis of existing contracts until 2010.

     The Agreement in Principle was amended by the Third Supplement, pursuant to which Munich Re agreed to reduce its ownership interest in Allianz AG to approximately 15% following our capital increase in April 2003, and Allianz AG agreed to reduce its ownership interest in Munich Re to approximately 16% to 18% by the end of 2003 and to approximately 15% in the course of 2004.

OTHER TRANSACTIONS

     In addition to the arrangements described above, the Allianz Group and Munich Re and its subsidiaries enter into various transactions with each other in the ordinary course of business, including the provision of direct insurance by Allianz Group companies to Munich Re and its subsidiaries, and vice versa. Allianz expects these transactions to continue.

TRANSACTIONS WITH HYPOVEREINSBANK

     Pursuant to the Agreement in Principle, we disposed of the Allianz Group's 16.0% shareholding in HypoVereinsbank to Munich Re in January 2002. See
"-- Transactions with Munich Re -- Agreement in Principle." As of May 31, 2003, we held approximately 0.3% of the ordinary shares of HypoVereinsbank, and HypoVereinsbank, based on its most recent reporting under German law, owned less than 5% of our ordinary shares.

     Allianz Group companies and HypoVereinsbank and its subsidiaries enter into a wide variety of transactions with each other in the ordinary course of business, including banking, insurance, broker-dealer, securities lending, joint venture and other transactions.

TERROR RISK INSURANCE COMPANIES

     In the aftermath of the terrorist attacks of September 11, 2001, terror risk insurance companies were founded in Germany and Luxembourg to address the existing shortage of direct insurance and reinsurance coverage for major risks in the international markets. The shareholders of these companies are a number of direct insurers and reinsurers, including companies of the Allianz Group. Allianz Versicherungs-AG holds a 16% interest in Deutsche EXTREMUS Versicherungs-AG (or EXTREMUS), which was registered on October 22, 2002 and has an equity capital of E50 million. Munich Re also holds a 16% interest in EXTREMUS. On the basis of the E10 billion state guarantee granted by the Federal Republic of Germany, EXTREMUS is able to provide excess coverage of up to E13 billion for terror risks encountered in Germany. Allianz AG also holds an 18.2% interest in Special Risk Insurance and Reinsurance Luxembourg S.A. (or SRIR), which was registered on April 4, 2002 and has an equity capital of E300 million. SRIR's new business was discontinued in March 2003 due to a lack of demand.

OTHER RELATIONSHIPS

     In the normal course of business and subject to applicable legal restrictions, members of the management board and the supervisory board may be granted loans by Dresdner Bank, which are subject to the usual conditions in the industry. On December 31, 2002, loans to board members granted in previous years and amounting to E0.5 million were still outstanding, including E0.5 million to board members of subsidiaries. None of these loans was granted in the course of fiscal 2002.

ITEM 8. FINANCIAL INFORMATION

            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See pages F-1 through F-135 for the consolidated financial statements required by this item.

                               LEGAL PROCEEDINGS

GENERAL

     Allianz Group companies are involved in legal, regulatory and arbitration proceedings in Germany and a number of foreign jurisdictions, including the United States, involving claims by and against them, which arise in the ordinary course of their businesses, including in connection with their activities as insurers, employers, investors and taxpayers. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened proceedings, management does not believe that the outcome of these proceedings, including the litigation and the Holocaust-related matters discussed below, will have a material adverse effect on the financial position or results of operations of Allianz Group, after consideration of any applicable reserves.

LITIGATION

     In May 2001, a consolidated class action complaint seeking class action status, In re Deutsche Telekom Securities Litigation, was brought against Dresdner Bank and other defendants in the United States District Court for the Southern District of New York by purported purchasers of Deutsche Telekom American Depositary Shares (ADSs) issued pursuant to a registration statement filed with the Securities and Exchange Commission on May 22, 2000 and pursuant to a prospectus dated June 17, 2000. Dresdner Bank, which was one of the underwriting syndicate's joint global coordinators, was one of the named defendants. The complaint alleges that the offering prospectus contained material misrepresentations and/or omissions relating to Deutsche Telekom. In October 2002, the court granted the plaintiffs' motion for class certification. The action seeks rescission of the sales and damages in an as yet unspecified amount. The management of Dresdner Bank believes the complaint is without merit insofar as it relates to Dresdner Bank.

     In August 2001, the European Commission initiated antitrust proceedings pursuant to Article 81 of the EU Treaty against various banks, including Dresdner Bank, in connection with alleged agreements to set prices for the exchange of foreign currencies within the EU. In December 2001, pursuant to these proceedings, the European Commission imposed a fine of E28 million against Dresdner Bank. The management of Dresdner Bank believes these proceedings are without merit as they relate to Dresdner Bank. In February 2002, Dresdner Bank initiated proceedings against the European Commission in the Court of First Instance of the European Community. Due to delayed pleadings by the European Commission, Dresdner Bank requested a judgment by default on June 25, 2002.

     In July 2002, the German Federal Cartel Office (Bundeskartellamt)commenced an investigation against several property-casualty insurance companies in Germany, including subsidiaries of Allianz AG, in connection with alleged coordinated behavior to achieve premium increases for the commercial and industrial property and liability insurance business. Also, in December 2001 the European Commission commenced a preliminary investigation against several insurance companies operating in London, including a subsidiary of Allianz AG, in connection with alleged anti-competitive behavior related to aviation war risk insurance in the London market. To date, the Allianz Group has not received any official complaint, or indication of any amount claimed, in either matter. Allianz AG cannot predict the outcome of these investigations at this time.

     On November 5, 2001, a lawsuit, Silverstein v. Swiss Re International Business Insurance Company Ltd., was filed against certain insurers and reinsurers, including Allianz Insurance Co., in the United States District Court for the Southern District of New York seeking a determination that the terrorist attack of September 11, 2001 on the World Trade Center constituted two separate occurrences under the alleged terms of various coverages. Allianz Insurance Co. has also filed suit against Silverstein on January 2, 2002, in connection with the coverage issues arising from the September 11, 2001 attack on the World Trade Center, and these and other related suits have been consolidated for discovery and other purposes. On January 30, 2003, the court rejected a motion by Allianz Insurance Co. seeking a determination by the court itself that the terror attack of September 11, 2001, constituted a single event. The judge referred this issue to the jury. Based on the policy wording at issue, we believe that the basis of Allianz Insurance Co.'s claim is sound, and that the Silverstein claims are without merit insofar as they relate to Allianz Insurance Co. In connection with the terrorist attack of September 11, 2001 Allianz Group recorded net claims expense of approximately E1.5 billion in 2001 for the Allianz Group on the basis of one occurrence. In the event that liability is premised under a two occurrence theory, Allianz AG estimates that the Allianz Group may have an additional net exposure of approximately E200 million.

     On December 19, 2002, the insolvency administrator of KirchMedia GmbH & Co. KGaA (or KirchMedia) made a formal demand on Dresdner Bank to return a former KirchMedia shareholding to the insolvency assets (Insolvenzmasse) or to make payment to the insolvency assets to compensate for the loss of the shareholding. The shareholding, a 25% stake in the Spanish television group Telecinco, had been pledged by subsidiaries of KirchMedia to Dresdner Bank as collateral for a loan of E500 million from Dresdner Bank to KirchMedia's holding company, TaurusHolding GmbH & Co. KG (or TaurusHolding). Following TaurusHolding's default on the loan in April 2002 and insolvency in June 2002, Dresdner Bank enforced its security interest and acquired through a subsidiary the Telecinco shareholding in a forced auction sale.

The insolvency administrator contends that the pledge was created under circumstances that cause it to be invalid or void and may initiate legal action against Dresdner Bank. The management of Dresdner Bank believes that there is no valid basis for the insolvency administrator's demand.

     On May 24, 2002, pursuant to a statutory squeeze-out procedure, the general meeting of Dresdner Bank AG resolved to transfer shares from its minority shareholders to Allianz AG as principal shareholder in return for payment of a cash settlement amounting to E51.50 per share. The amount of the cash settlement was established by Allianz AG on the basis of an expert opinion, and its adequacy was confirmed by a court-appointed auditor. Some of the former minority shareholders applied for a court review of the appropriate amount of the cash settlement in a mediation procedure (Spruchverfahren), which is pending with the district court (Land-gericht) of Frankfurt. The outcome of this mediation procedure remains uncertain at this time. In the event that the court were to determine a higher amount as an appropriate cash settlement, this would affect all approximately 16 million shares which were transferred to Allianz AG.

HOLOCAUST-RELATED MATTERS

     In July 2000, the governments of Germany and the United States signed an Executive Agreement, meant to secure a comprehensive and enduring resolution with respect to Holocaust-related claims brought against German companies and their non-German subsidiaries. Pursuant to the Executive Agreement, after being notified that a Holocaust-related claim has been asserted in a U.S. federal or state court against a German company, the U.S. government shall inform the court through a statement of interest that it is in the foreign policy interests of the United States for the Foundation for Remembrance, Responsibility and the Future (or the Foundation) to be the exclusive remedy and forum for resolving such claims against German companies and their subsidiaries, and that dismissal of such claims by U.S. federal and state courts is in the foreign policy interest of the United States.

     The U.S. government has consented to use its best efforts to achieve similar objectives with respect to legislation that has been implemented by the states of the United States since 1998, requiring insurance companies to report the status of policies sold in Europe prior to and during World War II. Some of these statutes provide for license suspension in the event of non-compliance. This legislation has been challenged primarily on constitutional grounds in federal courts in Florida and California by individual insurance companies and in addition, in California by the American Insurance Association. On October 2, 2001, the United States Court of Appeals for the Eleventh Circuit struck down the reporting provisions of the Florida statute as unconstitutional. The period for appeal of this decision has expired. In October 2001, the United States District Court for the Eastern District of California struck down the California statute as unconstitutional. This decision was reversed by an appellate decision of the United States Court of Appeals for the Ninth Circuit on July 15, 2002. On June 23, 2003, the United States Supreme Court struck down the California statute on constitutional grounds.

     In August 2000, the German government enacted legislation (or the Foundation Law) implementing the Foundation, which was funded with approximately E5.1 billion in equal parts from the German government and German companies. Allianz (including Dresdner Bank) has fulfilled all of its obligations as a member of the Foundation Initiative, and the Foundation Law explicitly provides that no further payments by donors such as Allianz are required. Eligible claims, including costs, are covered under the provisions of the Foundation Law. The Foundation began to distribute funds in mid-2001.

     Based on the Executive Agreement and statements of interest of the U.S. government, individual actions and purported class actions previously filed in the United States against Allianz AG and its subsidiaries, including Dresdner Bank, were dismissed since 2000. On June 21, 2001, Dresdner Bank was served with process in a purported Holocaust-related action,

Ungaro-Benages v. Dresdner Bank, filed in the United States District Court for the Southern District of Florida. On January 18, 2002, the U.S. government filed a statement of interest to the court. Upon the defendants' motion, the court rejected the action on February 14, 2003. On April 9, 2003, the plaintiff in this action filed an appeal. On May 31, 2002, Dresdner Bank was served with process in an additional Holocaust-related action, Widerynski v. Dresdner Bank, filed in the Superior Court of California, County of Los Angeles. Upon the defendant's motion, this action was rejected on January 31, 2003. On June 20, 2002, a new Holocaust-related action, Gross v. German Foundation Industrial Initiative, was filed in the United States District Court for the District of New Jersey against Allianz AG, Dresdner Bank and other members of the German Foundation Industrial Initiative. So far, no service of process has taken place in connection with this action, and the Allianz Group has not received any indication of the amount claimed.

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

     For information regarding annual dividends paid from 1998 through 2002, see "Key Information -- Dividends."

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

                            MARKET PRICE INFORMATION

     The table below sets forth, for the periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for the ordinary shares of Allianz AG as reported by Xetra. Since January 4, 1999, the first official trading day of 1999, the prices of shares traded on German stock exchanges, including the ordinary shares of Allianz AG, have been quoted in euros. In order to achieve comparability with the sales prices quoted in Deutsche marks during the relevant periods in 1997 and 1998, the sales prices indicated for those periods have been converted into euros at the official conversion rate of DM1.95583 = E1.00. The table also shows, for the periods indicated, the highs and lows of the DAX. See the discussion under "Key Information -- Exchange Rate Information" for information with respect to rates of exchange between the U.S. dollar and the Deutsche mark (translated into euros at the official conversion rate of DM1.95583 = E1.00) and the U.S. dollar and the euro applicable during the periods set forth below.

                                                            PRICE PER
                                                        ORDINARY SHARE(1)            DAX
                                                        ------------------    ------------------
                                                         HIGH        LOW       HIGH        LOW
                                                        -------    -------    -------    -------
                                                               (E)
ANNUAL HIGHS AND LOWS
1998..................................................   316.2      196.0     6,171.4    3,896.1
1999..................................................   313.5      214.5     6,958.1    4,678.7
2000..................................................   399.2      285.9     8,065.0    6,200.7
2001..................................................   358.3      185.8     6,795.1    3,787.2
2002..................................................   257.9       68.1     5,462.6    2,598.0
2003 (until June 18, 2003)............................    89.4       41.1     3,304.2    2,203.0

QUARTERLY HIGHS AND LOWS

2001
First quarter.........................................   358.3      276.9     6,795.1    5,388.0
Second quarter........................................   319.8      269.6     6,278.9    5,553.5
Third quarter.........................................   309.9      185.8     6,109.5    3,787.2
Fourth quarter........................................   258.8      220.7     5,271.3    4,240.0

2002
First quarter.........................................   259.5      212.2     5,462.6    4,745.6
Second quarter........................................   254.1      164.7     5,343.9    4,099.1
Third quarter.........................................   188.1       78.4     4,483.0    2,769.0
Fourth quarter........................................   109.1       69.4     3,380.2    2,597.9

2003
First quarter.........................................    89.5       41.1     3,157.3    2,203.0
Second quarter (until June 18, 2003)..................    78.2       43.4     3,304.0    2,450.2

MONTHLY HIGHS AND LOWS

2002
December..............................................   104.0       81.4     3,380.2    2,840.0

2003
January...............................................    89.4       66.1     3,157.3    2,643.8
February..............................................    69.6       57.5     2,752.0    2,450.2
March.................................................    61.5       41.1     2,715.1    2,203.0
April.................................................    63.4       43.4     2,974.4    2,450.2
May...................................................    69.5       59.0     3,067.0    2,822.8
June (until June 18, 2003)............................    78.2       66.8     3,304.2    3,026.8

---------------

(1) Adjusted to reflect the capital increase in April 2003.

     On June 18, 2003, the closing sale price per Allianz AG ordinary share on XETRA was E78.00, which was equivalent to US$91.42 per ordinary share, translated at the noon buying rate for euros on such date.

     Based on turnover statistics supplied by Bloomberg, the average daily volume of the ordinary shares of Allianz AG traded on the Frankfurt Stock Exchange (XETRA) between January 1, 2003 and June 18, 2003 was 4,476,881.

TRADING ON THE NEW YORK STOCK EXCHANGE

     Official trading of Allianz AG ADSs on the New York Stock Exchange commenced on November 3, 2000. Allianz AG ADSs trade under the symbol "AZ."

     The following table sets forth, for the periods indicated, the high and low closing sales prices per Allianz AG ADS as reported on the New York Stock Exchange Composite Tape:

                                                              PRICE PER ADS
                                                              -------------
                                                              HIGH     LOW
                                                              -----   -----
                                                                   ($)
ANNUAL HIGHS AND LOWS
2000 (from November 3, 2000)................................  37.5    33.4
2001........................................................  37.6    18.7
2002........................................................  25.2     7.5
2003 (until June 18, 2003)..................................  10.5     5.0

QUARTERLY HIGHS AND LOWS
2001
First quarter...............................................  37.6    27.0
Second quarter..............................................  30.2    26.2
Third quarter...............................................  29.9    18.7
Fourth quarter..............................................  25.4    22.2

2002
First quarter...............................................  25.2    20.7
Second quarter..............................................  25.1    17.9
Third quarter...............................................  20.4     8.6
Fourth quarter..............................................  12.3     7.5

2003
First quarter...............................................  10.5     5.0
Second quarter (until June 18, 2003)........................   9.3     5.3

MONTHLY HIGHS AND LOWS

2002
December....................................................  11.5     9.3

2003
January.....................................................  10.5     7.8
February....................................................   8.2     6.9
March.......................................................   7.5     5.0
April.......................................................   8.1     5.3
May.........................................................   7.9     7.0
June (until June 18, 2003)..................................   9.3     7.9

     On June 18, 2003, the closing sales price per Allianz AG ADS on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was US$9.11.

ITEM 10.  ADDITIONAL INFORMATION

     Information relating to Allianz AG's memorandum and articles of association is incorporated in this annual report by reference to Allianz AG's Registration Statement on Form 20-F (File No. 1-15154) as filed with the SEC on October 31, 2000.

                              OBJECTS AND PURPOSES

     The objects and purposes of Allianz AG as described in article 1, paragraph 2 of our articles of association are to direct an international group of companies that are active in the areas of insurance, banking, asset management and other financial, consulting and similar services, and to hold ownership interests in insurance companies, banks, industrial companies, investment companies and other companies. As a reinsurer, Allianz AG primarily assumes insurance business from Group companies and other companies in which Allianz AG holds ownership interests.

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

     The share capital of Allianz AG consists of ordinary shares without par value. As of June 18, 2003, the issued share capital of Allianz AG was E982,408,000, divided into 383,753,125 registered shares, of which 364,810,435 shares were outstanding. See also "Major Shareholders and Related Party Transactions -- Major Shareholders."

SHARE CAPITAL INCREASES AND DECREASES

     Allianz AG has several categories of authorized capital. At the annual general meeting on April 29, 2003, the shareholders approved the following authorized capital for issuance by the management board (with the approval of the supervisory board) of new registered shares:

     - Up to E300,000,000 in the aggregate on one or more occasions on or before April 28, 2008 by issuing new registered no-par ordinary shares against contributions in cash or in kind, of which amount E300,000,000 remain as of June 18, 2003. The management board is authorized, upon the approval of the supervisory board, to exclude shareholders' preemptive rights with respect to shares issued against contributions in kind. Whenever shares are issued against contributions in cash, the shareholders shall retain their preemptive rights. The management board is nevertheless authorized, upon the approval of the supervisory board, to exclude fractional amounts from the shareholders' preemptive rights. The management board is further authorized, upon the approval of the supervisory board, to exclude shareholders' preemptive rights in the case of a capital increase against contributions in cash when the issue price is not substantially lower than the market price, subject to certain additional limitations in accordance with the German Stock Corporation Act.

     - Up to E7,841,187.84 in the aggregate on one or more occasions on or before July 10, 2006 by issuing new registered no-par ordinary shares against contributions in cash, of which amount E7,841,187.84 remain as of June 18, 2003. The management board is authorized, with the consent of the supervisory board, to exclude shareholders' preemptive rights in order to issue shares to the employees of Allianz AG and its Group companies.

     - Up to E10,000,000 in the aggregate on one or more occasions on or before April 28, 2008 by issuing new registered no-par ordinary shares against contributions in cash, of which amount E10,000,000 remain as of June 18, 2003. The management board is authorized, upon the approval of the supervisory board, to exclude the shareholder preemptive rights as to these ordinary shares in order to grant bearers of conversion privileges or option rights issued by Allianz AG or its group member companies a right to subscribe to that number of new shares in future cash capital increases to which they would be entitled on exercising their option right or conversion privilege.

     The shareholders have conditionally increased the share capital by an aggregate amount of E50,000,000.00. The conditional increase in capital will be carried out only to the extent that the holders of convertible bonds or bonds with warrants issued by Allianz AG, or by majority owned direct or indirect group subsidiaries, against payment in cash pursuant to the authorization approved by the annual general meeting of shareholders on July 11, 2001 for the period up to July 10, 2006, exercise their conversion and/or option rights, or to the extent that holders of mandatory convertible bonds fulfill their conversion obligation, and insofar as no treasury shares are delivered to the holders of the bonds.

     With respect to purchases of our own ordinary shares, see Note 13 to our consolidated financial statements.

CAPITAL INCREASE

     In April 2003, by way of a rights offering, we raised approximately E4.4 billion, based on a subscription price of E38.00 per share, resulting in net proceeds of approximately E4.3 billion after deduction of the commission payable to the underwriters. We increased our issued share capital by E300,000,000 to E982,408,000 by issuing 117,187,500 new no-par value shares with full dividend entitlement for the 2003 fiscal year.

                               MATERIAL CONTRACTS

     For information on material contracts to which Allianz AG or any of its subsidiaries was a party in the preceding two years, see "Major Shareholders and Related Party Transactions -- Related Party Transactions."

                               EXCHANGE CONTROLS

     Germany does not generally restrict capital movements between Germany and other countries, institutions or persons. Restrictions currently exist with respect to Iraq and the Taliban, among others, as a result of UN resolutions and EU rules.

     For statistical purposes, subject to certain exceptions, each company or person domiciled in Germany is required to report to the German Bundesbank each payment received from or made to a company or person not domiciled in Germany in excess of E12,500 (or an equivalent amount in a foreign currency). Moreover, all claims and liabilities of a company or person domiciled in Germany against or towards a company or person not domiciled in Germany in excess of E5 million (or an equivalent amount in a foreign currency) are required to be reported monthly to the German Bundesbank.

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

     This summary is based on German tax laws and typical tax treaties to which Germany is a party as they are in effect on the date hereof and is subject to changes in German tax laws or such treaties. This summary also reflects changes resulting from the German Tax Reduction Act (which we refer to as the German Tax Reform) approved by the German legislature in July 2000. Most changes out of the German Tax Reform were implemented effective January 1, 2001.

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

TAXATION OF THE COMPANY IN GERMANY

     German corporations with a fiscal year that equals the calendar year, including Allianz AG, are generally subject to a corporate income tax rate of 25%. The solidarity surcharge of 5.5% on the net assessed corporate income tax has been retained in 2002, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to approximately 26.38%. Solely for the year 2003, the corporate income tax rate will amount to 26.5% plus the solidarity surcharge of 5.5% on the net assessed corporate income tax, so that the corporate income tax and the surcharge, in the aggregate, will amount to approximately 27.96%.

     In addition, German corporations are subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation's tax base for corporate income tax purposes.

TAXATION OF DIVIDENDS

     The German Tax Reform abolished the corporate income tax credit system and introduced a classic corporate tax system. Under the new system, a tax credit is no longer attached to the dividends. To avoid multiple levels of taxation in a corporate chain, the law provides for an exemption comparable to a full dividend received deduction for inter-corporate dividends at the level of a German corporate shareholder. German resident individuals are required to recognize 50% of the dividends received as taxable income. Dividends received from non-qualifying participations, which are participations of less than 10%, are subject to trade tax on income. The new system applies to dividend distributions paid by Allianz AG in 2002 for the financial year 2001 and in subsequent years. Certain transition rules apply in connection with the change from the corporate income tax credit system in effect in 2000 to the new system.

IMPOSITION OF WITHHOLDING TAX

     Dividend distributions by a German corporation with a fiscal year that equals the calendar year on or after January 1, 2002 are subject to a 20% withholding tax. In addition, a solidarity surcharge at a rate of 5.5% on the withholding tax is levied such that the aggregate withholding from dividends is 21.1% of the declared dividend. The withholding tax is generally withheld irrespective of whether and to what extent the dividend distribution is exempt at the level of the holder.

     If you are a Non-German Holder, the withholding tax rate may be reduced in accordance with an applicable income tax treaty. Under most income tax treaties to which Germany is a party, including the U.S.-German income tax treaty, the rate of dividend withholding tax for individual holders and corporate holders of a non-qualifying participation is reduced to 15%. In that case, the Non-German Holder eligible for the reduced treaty rate may apply for a refund of 6.1% of the declared dividend for dividend distributions paid on or after January 1, 2002 by Allianz AG. The application for refund must be filed with the German Federal Tax Office (Bundesamt fur Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

REFUND PROCEDURE FOR U.S. SHAREHOLDERS

     For shares and ADSs kept in custody with The Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and the solidarity surcharge thereon on a trial basis. Under this procedure, The Depository Trust Company may submit claims for refunds payable to eligible U.S. holders as defined below under "-- United States Taxation" under the Treaty collectively to the German tax authorities on behalf of these eligible U.S. holders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to The Depository Trust Company, which will redistribute these amounts to the eligible U.S. holders according to the regulations governing the procedure. The German Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to The Depository Trust Company. Details of this collective procedure are available from The Depository Trust Company.

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

TAXATION OF CAPITAL GAINS

     Under German domestic tax law as in effect in 2002, capital gains derived on or after January 1, 2002 by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the five-year period immediately preceding the disposition. In computing the relevant size of a Non-German Holder's shareholding, shareholdings already existing prior to the effective date of the German Tax Reform are also taken into account. Pursuant to the German Tax Reform, corporate Non-German Holders are fully exempt from German tax on capital gains derived on or after January 1, 2002 from the sale or other disposition of shares or ADSs in a German corporation with a fiscal year that equals the calendar year. Half of the capital gains realized by the individual Non-German Holders are subject to German individual income tax plus a 5.5% solidarity surcharge.

     U.S. holders that qualify for benefits under the Treaty are exempt in Germany under the Treaty on capital gains derived from the sale or disposition of shares or ADSs.

INHERITANCE AND GIFT TAX

     Under German law, German gift or inheritance tax will be imposed on transfers of shares or ADSs by a Non-German Holder at death or by way of gift, if

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

                             UNITED STATES TAXATION

     This section describes the principal United States federal income tax consequences of owning ordinary shares or ADSs. It applies to you only if you hold your ordinary shares or ADSs as capital assets for tax purposes. This section does not address all material tax consequences of owning ordinary shares or ADSs. It does not address special classes of holders, some of whom may be subject to other rules, including:

     - dealers in securities or currencies;

     - tax-exempt entities;

     - life insurance companies;

     - broker-dealers;

     - traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

     - investors liable for alternative minimum tax;

     - investors that actually or constructively own 10% or more of the voting stock of Allianz AG;

     - investors that hold ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction; or

     - investors whose functional currency is not the U.S. dollar.

     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis.

     In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. In general, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

     You are a "U.S. holder" if you are a beneficial owner of ordinary shares or ADSs and you are, for United States federal income tax purposes:

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

     - does not maintain a permanent establishment or fixed base in Germany to which the ordinary shares or ADSs are attributable and through which you carry on or have carried on business (or, in the case of an individual, perform or have performed independent personal services); and

     - is otherwise eligible for benefits under the Treaty with respect to income and gain from the ordinary shares or ADSs.

     You should consult your own tax advisor regarding the United States federal, state, local, foreign and other tax consequences of owning and disposing of ordinary shares and ADSs in your particular circumstances. In particular, you should confirm whether you qualify for the benefits of the Treaty and the consequences of failing to do so.

TAXATION OF DIVIDENDS

     If you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ordinary shares or ADSs generally will be qualified dividend income. You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the gross dividend amount, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The currency gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain.

     Subject to certain limitations, the German tax withheld in accordance with German law or the Treaty and paid over to Germany will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See "-- German Taxation -- Refund Procedure for U.S. Shareholders," above, for the procedures for obtaining a tax refund. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

     Dividends constitute income from sources outside the United States, but generally will be "passive income" or "financial services income" which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

TAXATION OF CAPITAL GAINS

     If you are a U.S. holder and sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held for more than one year. Gain or loss generally will be treated as arising from sources within the United States for foreign tax credit limitation purposes.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As a provider of financial services, we consider risk management one of our core competencies. As a result, risk management is an integrated part of our controlling process, which involves identifying, measuring, aggregating and managing risks. This process is used to determine how capital is allocated to our divisions for performance and risk measurement purposes.

                          RISK MANAGEMENT ORGANIZATION

RESPONSIBILITIES

     In our business, successful management essentially means controlling risks in order to increase the value of the Allianz Group. This is done through risk-based allocation of capital resources and activities required to achieve sustainable growth. As a result, Allianz AG's Management Board formulates our business objectives on the basis of return and risk criteria. These objectives are implemented by the Allianz Group Center and the local operational units. Our risk-control strategy involves assignment of responsibility for risk management to local entities, which operate within the legal frameworks applicable for their respective locations.

     This decentralized approach is complemented by centralized responsibility. This is necessary because we need to deal with an accumulation of global risks which can considerably increase potential risk exposure. As a result, central controls are essential. The responsibility for central control lies with Group Risk Controlling, a unit that was expanded in 2002. Central control now also includes the banking business. Group Controlling assesses the Allianz Group's risk exposure on the basis of local and global risks. The results of these analyses are then submitted to senior management. At the same time, Group Controlling aims to ensure that the processes are transparent and comprehensive. Risk management activities are supervised by both internal and external auditors.

RISK CATEGORIES

     Our total risk exposure is subdivided into individual risk categories:

     ACTUARIAL RISKS. These risks are based on the technicalities of our insurance business: we must guarantee future payment commitments, and the volume of such payments must be calculated in advance. Different actuarial risks exist in the various insurance lines.

     In property and casualty insurance, actuarial risks arise from an unexpected variance, i.e. the volume of losses exceeds premiums fixed in advance (premium risk), or the payout for claims made is higher than the corresponding provisions (reserve risk).

     In life insurance, actuarial risks arise because we are committed to making guaranteed long-term payments in return for a fixed insurance premium calculated in advance, even though the biometric data of the population may change over time (for example, longer life expectancy as a result of medical progress).

     CREDIT AND COUNTERPARTY RISKS. These risks involve potential losses that may result from the default of a business partner. "Default" means the inability or refusal of a counterparty, an issuer or another contracting party to meet contractual obligations. Credit risk also includes the risk of a deterioration of a business partner's creditworthiness. It thus includes credit risks from the lending business and credit insurance, counterparty risks from trading activities as well as country risks in connection with cross-border transactions and the local business of foreign units. Counterparty risks from trading activities relate primarily to derivatives and especially over-the-counter (OTC) transactions. In the insurance business, these risks stem from the possibility that receivables may remain unpaid, in particular those due from reinsurers.

     MARKET RISKS. Market risks result from portfolio valuation fluctuations due to changes in share prices, interest rates or exchange rates. Also risk relevant are changes observed in the variation behavior (volatility) of an asset price, for example.

     In the banking business, the volatility risk especially concerns trading activities, which are shown in the institution's trading portfolio. Unlike the latter, the non-trading portfolio, which contains customer business and strategic investments, is exposed to long-term factors. In this case, the market risk is essentially the interest rate risk resulting from granting long-term fixed-rate loans, which are funded in part by short-term deposits. In addition, loans and deposits in foreign currencies are exposed to currency risks.

     INVESTMENT RISKS. Investment risks in the insurance business primarily include all counterparty and market risks. There is a direct link between investments and obligations to our customers. Certain insurance lines are exposed to an interest guarantee risk. Life insurance, for example, must generate the guaranteed interest payment agreed upon.

     LIQUIDITY RISKS. These risks can materialize under various circumstances, for example, if present or future payment obligations cannot be met in full or as of the due date, or if refinancing capital can only be raised at higher rates (refinancing risk) in the case of a liquidity crisis or if assets can only be liquidated below current market prices (market liquidity risk).

     HEALTH INSURANCE RISKS. Health insurance risks are treated either as property and casualty insurance risks or as life and health insurance risks, depending on the segment to which the health insurance is assigned in the given market.

MANAGEMENT THROUGH RISK CAPITAL

     We control our activities through our respective local companies. Economic Value Added (EVA) and risk capital are the most important parameters used in the context of our risk-based controlling process.

     Risk capital is required to cover unexpected losses. The amount of risk capital is calculated by using internal models. These models are based on generally accepted quantification methods, which are used for purposes of group internal risk management as well.

     In the insurance business, we calculate risk capital for premium, reserve, investment and credit risks. Within these risk categories, we distinguish between the following types of risks:

     - Actuarial risks, which, in the area of property and casualty insurance, include the premium and reserve risks for the various insurance lines. Reinsurance is considered separately. In the case of life insurance, we calculate the insurance provisions required.

     - Investment risks, which include market and counterparty risks. The market risks are subdivided according to dividend-bearing instruments, interest-bearing instruments and real estate. The credit and counterparty risk as part of investment risks is assessed on the basis of the debtor creditworthiness or rating class.

     - Credit and counterparty risks in connection with receivables in the insurance business. This risk is mainly assessed on the basis of the financial strength or the rating class of our reinsurance partners.

     In 2002, we launched a comprehensive project to substantially improve internal risk analysis in the insurance business. Our new tools enable us to systematically evaluate internal data by means of models based on the theory of probability. This process takes into account the special characteristics of our local units as well as the specific nature of their risks. It also takes into account portfolio effects. In the current year, we intend to further develop this large-scale project. At present, we use risk capital models provided by the Standard & Poor's rating agency.

RISK CONTROLLING IN OUR INSURANCE BUSINESS

     To control risks in the insurance business, we focus on premium risks, reserve risks, credit and counterparty risks and investment risks.

     PREMIUM RISKS. Premium risks are controlled primarily with the help of actuarial models used to calculate premiums and monitor claim patterns. In addition, we issue guidelines for concluding insurance contracts and assuming insurance risks. In the case of life insurance, we essentially concentrate on biometric risks -- for example, life expectancy, disability, illness and long-term care requirements. We also focus on risks that could arise from future policy cancellations.

     Risk management also includes participation in scientific and technical loss prevention. We regularly carry out technical studies for the manufacturing and automobile industries. The purpose of these studies is to reduce the probability of claims and keep losses to a minimum.

     Natural disasters such as earthquakes, storms and floods represent a special challenge for risk management. Although they happen considerably less frequently than other incidents, the consequences can be far more extensive when, for example, entire regions are devastated. We use special modeling techniques to control such risks. They involve the collection of data on earthquakes and weather patterns, which are used to simulate natural disaster scenarios and estimate the potential for damage.

     RESERVE RISKS. We must constitute provisions for insurance claims that have been submitted but not yet settled. The amount is estimated on the basis of past experience and on the use of statistical methods. We also seek to limit risks by constantly monitoring the development of these provisions and using the information we obtain to make forecasts. In the area of life insurance, reserves are calculated by using actuarial methods. In addition to other criteria, these calculations take into account the biometric data of the populations insured by using, for example, national mortality tables. See "Information on the Company and Operating and Financial Review and Prospects -- Property-Casualty Insurance Reserves" for a discussion of certain historical data concerning the development of our property-casualty insurance reserves.

     CREDIT AND COUNTERPARTY RISKS. To limit our liability from insurance business we cede part of the risks we assume to the international reinsurance market when necessary. When selecting our reinsurance partners, we consider only companies that we judge to offer excellent security. Our Group companies use comprehensive rating information for the active management of credit risks. This information is either in the public domain or gathered through internal investigations.

     INVESTMENT RISKS. Investments are an integral part of insurance coverage. They ensure our ability to meet the payment commitments we make in our insurance contracts. The link between insurance obligations and investment of the capital related to these obligations is monitored by using specific models. This also enables us to manage risks arising from interest guarantees provided to our customers.

     We monitor market risks by means of sensitivity analyses and stress testing. Exchange rate fluctuations represent a risk that can essentially be disregarded because our insurance commitments are generally backed by funds in the same currency. We limit credit risks by setting high requirements on the creditworthiness of our debtors and by spreading the risk. We consolidate our exposure according to debtors, and across all investment categories, and use limit lists to monitor exposure.

     In individual cases, we use derivative financial instruments such as swaps, options and futures to hedge against changes in prices or interest rates. The end-users of these derivatives are Allianz Group companies. We believe that our internal investment and monitoring rules are stricter than the regulations imposed by supervisory authorities.

     Market and counterparty risks arising from the use of derivative financial instruments are subject to particularly strict control procedures. Credit risks are assessed by calculating replacement values; market risks are monitored by means of up-to-date value-at-risk calculations and stress tests and limited by specifying stop-loss limits.

     We seek to limit liquidity risks by reconciling our investment portfolio with our insurance commitments. In addition, we plan our cash flow from ordinary activities. Asset structure and diversification are other elements in our management of investment risk.

     ORGANIZATIONAL RISK CONTROLLING. In terms of organization, we seek to limit our investment risks through a clear separation of management and controlling functions. Within the Group, risk management is implemented in cooperation with the local units in a top-down, bottom-up process. The Allianz Finance Committee, which is made up of members of Allianz AG's Management Board, delegates significant decision-making authority to the regional Finance Committees, which monitor activities in their respective regions or countries. The duties and responsibilities at each decision-making level are defined by guidelines issued at the Group level. These guidelines are then applied by the regional Finance Committees, which formulate specific local investment guidelines. These are adapted according to national legislation and the nature of the local insurance and capital markets. Operational responsibility for investment portfolios lies with the local units.

     RISK CAPITAL. At the end of fiscal 2002, risk capital before minority interests was composed as follows: In property and casualty insurance E16.1 billion was allocated for actuarial risks, E0.8 billion for credit and counterparty risks and E3.9 billion for investment risks. Risk capital in life insurance came to a total of E11.1 billion as of December 31, 2002. It is our policy that, as a minimum, the capital we allocate to our local units meets the requirements for an A rating from Standard & Poor's.

RISK CONTROLLING IN OUR BANKING BUSINESS

     In this business segment, the following types of risks are controlled: credit and counterparty risks including counterparty risks from trading activities, country risks, market risks in the trading and investment portfolios, and liquidity risks. See "Information on the Company and Operating and Financial Review and Prospects -- Selected Statistical Information Relating to Our Banking Operations" for further information concerning our bank lending, investment and deposit portfolios.

     CREDIT AND COUNTERPARTY RISKS. These risks are directly linked to granting credits in the banking business. Dresdner Bank controls these risks through guidelines and credit risk committees. The ratings of our customers and their credit engagements represent the central element used in the approval, supervisory and control process in the area of credit and derivatives activities. This process involves analyzing and weighting the various creditworthiness characteristics of the customers and presenting the results in the form of rating scales. The forecasting quality, up-to-dateness and portfolio coverage of the rating methods used are controlled by periodic sampling and regular reports.

     In the past year, Dresdner Bank increased the number of rating classes from 8 to 16. The first six classes correspond to "investment grade," classes VII to XIV signify "non-investment grade." Rating classes XV and XVI are default classes according to the Basel II Definition. At the end of fiscal 2002, about 70 percent of all counterparty risks in the trading and banking portfolios of Dresdner Bank fell into rating classes I to VI.

     The volume of the overall portfolio is largely determined by the Bank's trading business, which involves primarily transactions with low default probability, typically with state and local agencies and financial services providers. Approximately 85 percent of the transactions with public agencies or organizations are rated in the top risk class I. Approximately 60 percent of the transactions with financial services providers fall into risk classes III to V. These two segments represent 56 percent of the Bank's total portfolio.

     Counterparty risks are now centrally controlled by Dresdner Bank's Risk Management and Control Committee, which is headed by the Chief Risk Officer of Dresdner Bank. The newly created body is responsible for issuing the appropriate guidelines and standards for the risk strategy and risk control of the Dresdner Bank Group and for ensuring compliance. In addition, the committee decides on essential projects involving a credit risk. In this context, the Risk Management and Control Committee oversees the coordination between the risk management of the company's divisions and the Corporate Center Risk Control Unit. This is done in close cooperation with Allianz AG's Group Risk Controlling (Allianz Group Center). In addition, the committee is responsible for the monthly audit of the overall portfolio. This audit, which is performed in cooperation with the divisions, is controlled by Risk Controlling. Its purpose is to monitor credit risks on a continuing basis and to make sure that the management's credit risk strategy is adhered to.

     In the past year, we set up the IRU in the banking segment. The task of this unit is to free up risk capital through the reduction of risk-weighted assets by restructuring non-performing loans to strategic customers with the intent of returning such loans to the business units from which they originated, while maximizing the recovery from remaining non-performing loans, as well as non-strategic customer loans, through repayment, sale, hedging, securitization and other means. Loans to be bundled together in the IRU are primarily performing loans to non-strategic clients, such as small-capitalization clients in Latin America, Asia and the United States, as well as, to a lesser extent, loans to corporate and private clients that are currently non-performing.

     We account for the development of risks in the lending business by making allowances for individual risks and country risks. In setting up risk provisions, we consider the creditworthiness of the borrower, the general economic environment and risk-reducing measures, for example collateral. In 2002, total risk provisions in the banking business amounted to E7.6 billion.

     COUNTERPARTY RISK FROM TRADING ACTIVITIES. In the credit-sensitive trading business with OTC derivatives, the selection of counterparties plays a decisive role. The selection process is aimed at counterparties with top-quality credit ratings. In the derivatives portfolios of Dresdner Bank, 95 percent of the positive replacement values, which are essential for assessing counterparty risk, involve counterparties in risk classes I to VI as described above and are thus of "investment grade." To reduce the counterparty risk from trading activities, so-called cross-product netting master agreements with the business partners are set up. In the case of a defaulting counterparty, netting makes it possible to offset any claims and liabilities not yet due.

     COUNTRY RISKS. We control these risks by using internal country ratings. These ratings are based upon macroeconomic data and key qualitative indicators. The latter take into account the economic, social and political environment and focus on a country's ability to make payments in foreign currencies. At present, Dresdner Bank's country rating system includes eight risk groups. At the end of 2002, Dresdner Bank's country risk provisions totaled E367 million.

     MARKET RISK. Dresdner Bank uses a proprietary value-at-risk model that takes into account both general and specific risks. Value-at-risk is defined as the potential loss which may occur during a specific period of time and with a given confidence level. In 1998, the BaFin first approved Dresdner Bank's value-at-risk model for purposes of reporting in accordance with Principle I of the German Banking Act. It also approved the improvements made in 2001 and 2002. The value-at-risk data used to calculate capital adequacy requirements for regulatory purposes must take into account potential market movements within a confidence level of 99 percent, based on an assumed holding period of 10 trading days.

     MARKET RISKS IN THE TRADING PORTFOLIO. The risks from Dresdner Bank's trading activities decreased in comparison to the previous year. This is mainly attributable to reduced holdings of interest-bearing instruments.

     To validate the quality of the value-at-risk model, Dresdner Bank performs regular backtests. For this purpose, the value-at-risk calculated on the basis of the current position is compared to the actual change in value on the following day. This shows whether the model used provided an adequate assessment of the risks.

     For purposes of setting internal limits and risk determination, Dresdner Bank calculates value-at-risk with a confidence level of 95 percent and a one-day holding period. Unlike the value-at-risk calculation required by the supervisory authority, which is based on market data from the past, Dresdner Bank thus assigns greater weight to the most recent market fluctuation. Dresdner Bank believes this ensures that value-at-risk data more accurately reflect current market developments.

     Value-at-risk (or VaR) is only one of the instruments used to characterize the risk profile of the Dresdner Bank Group. In addition, Dresdner Bank also uses operational risk indicators and limits, which are specifically adapted to the risk situation of the trading units. Trading is controlled by setting value-at-risk and operational market risk limits. Current limit utilization is determined and monitored by Risk Controlling on a daily basis. Limit breaches must be immediately indicated to the management concerned so that corrective action can be taken.

     The following table below shows the VaR for the trading portfolio of Dresdner Bank at and for the periods indicated (99% confidence level, 10-day holding period):

                                         AT            2002 ANNUAL STATISTICS            AT
                                    DECEMBER 31,   ------------------------------   DECEMBER 31,
                                        2002       MEAN VALUE   MAXIMUM   MINIMUM       2001
                                    ------------   ----------   -------   -------   ------------
                                                          (E IN MILLIONS)
Aggregate risk....................       81           120         167       35          147
Interest rate risk................       65           101         147       65          124
Equity risk.......................       45            53          83       26           64
Currency/commodity risk...........       13            17         104        2           18
Diversification effect(1).........      (42)          (51)         --       --          (59)

---------------

(1) No diversification effect can be taken into account since the maximum values were measured at different dates.

     MARKET RISKS IN THE NON-TRADING PORTFOLIO. This risk mainly comprises the risk of interest changes and is analyzed on the basis of sensitivity and value-at-risk indicators (99% confidence level, 10-day holding period). As in the case of trading, Dresdner Bank controls this risk by setting value-at-risk limits. The value-at-risk for interest rate risk in the banking portfolio of Dresdner Bank Group decreased 67% to E31.9 million at the end of the year. This indicator also takes into account portfolio effects. The reduction is mainly due to the deconsolidation of Deutsche Hyp.

     CURRENCY RISKS. Currency risks at Dresdner Bank are limited by applying the following principle: all loans and deposits in foreign currencies are refinanced or reinvested in the same currency with matching maturities.

     LIQUIDITY RISKS. As part of a Group liquidity policy, Treasury and Risk Control establishes principles for liquidity management. This policy must meet both regulatory requirements and internal standards. The liquidity risk limits include a reporting process for limit breaches and provisions for emergency planning.

     Liquidity risk measurement is based on the liquidity management system. This system models the maturities of all cash flows and draws up a scenario-based liquidity balance sheet, taking into account available prime-rated securities.

     ORGANIZATIONAL RISK CONTROLLING. At the organizational level, risk management and risk controlling are strictly separated on the basis of the principle of dual control. Dresdner Bank's risk management sets the limits for the company's different activities that are exposed to risks. This is done in accordance with a general framework approved by the Management Board.

RISK CONTROL IN ASSET MANAGEMENT

     Risk control in asset management is an integral part of the processes of the local units or the investment platform. The Corporate Center is responsible for ensuring that Group-wide standards for asset management are applied at the local level. The individual asset management companies continually monitor the portfolio risks of the customer assets they manage by using analytical tools specifically adapted to the risk profile of the product concerned. At the same time, the performance of the various product lines is periodically monitored and analyzed at the Group level.

                            MARKET RISK MEASUREMENT

SENSITIVITY ANALYSIS

     The Group uses a risk modeling technique known as "sensitivity analysis" to show the implications of changes in market conditions on the financial instruments it holds in its trading and non-trading portfolios. This enables us to make comparisons across our business segments. Sensitivity analysis measures the potential loss due to changes in fair values resulting from hypothetical changes in equity prices, interest rates and foreign currency rates at a given point in time. Sensitivity analysis generates values representing the risk inherent in each position under given market conditions. Due to the standardization of the sensitivity analysis in this risk assessment, diversification effects are not considered.

ASSUMPTIONS

     In calculating equity price sensitivity, we assume a 20% decrease in stock prices. This assumption has been made in conformity with applicable German risk reporting standards.

     Estimates of interest rate risk sensitivity assume a 100 basis point increase in interest rates. If interest rates rise, the fair values of interest-sensitive instruments such as bonds, loans and mortgages may fall; the magnitude of this decrease depends on the maturity, coupon or other characteristics of a particular instrument. The table below shows the aggregate effect on the fair value of all of the Group's interest-sensitive investments, assuming a 100 basis point parallel shift that occurs simultaneously and instantaneously across all countries, markets and maturities. This assumption has also been made in conformity with applicable German risk reporting standards.

     Foreign exchange risk is calculated in a manner similar to equity price sensitivity, by assuming a 10% decrease in all non-euro currency exchange rates against the euro. Consequently, the aggregate fair value sensitivity shown in the table below illustrates the effect on fair values if, simultaneously and uniformly, all non-euro currencies lose 10% of their value relative to the euro.

     The Group believes that the scenarios used in sensitivity analysis represent reasonable assumptions based on past observations of market conditions. Although market fluctuations exceeding 20% or 100 basis points are possible, the Group believes that estimates based on these assumptions offer a fair view on the risk inherent in its positions. Although these assumptions are intentionally simplified (for example, they assume static portfolios and do not take into account that market prices under normal conditions change neither simultaneously nor by the same magnitude), we believe they provide a useful framework for our risk management analysis and support our strategic decisions.

LIMITATIONS

     While the Allianz Group believes that sensitivity analysis provides its managers with a valid estimation of market risk exposures, it recognizes that there are certain limitations to the use of this method.

     Price changes in a diversified portfolio have offsetting effects, since various assets revalue in directions or in magnitudes different to overall marketplace changes. This is known as the "diversification effect" of holding a portfolio consisting of different assets. Because sensitivity analysis uses a generalized methodology, the Group's risk estimates do not take this diversification effect into account. Actual changes in the fair value of the Group's assets could be different to those shown in the table below.

     Additionally, routine daily business activity entails a certain amount of change in the portfolios' composition as bonds mature or as portfolio managers buy or sell investments. As a result, the actual sensitivity of the Allianz Group's portfolio will vary at any particular moment in time, and the risk of loss from equity, interest rate, foreign exchange or other risks cannot be eliminated, although it can be quantified and monitored.

     Finally, the Group's sensitivity analyses are estimates based on a fixed point in the past. Nearly all of the Group's assets and liabilities are subject to market risk from fluctuating equity, interest and foreign exchange market values. These fluctuations cannot be foreseen and can occur suddenly. The quantitative risk measurements provided by the model and reflected in the table below are a snapshot, describing the potential losses to investments under a particular set of assumptions and parameters. Although these measurements reflect reasonable possibility, they may differ considerably from actual losses that may be experienced in the future.

                  ALLIANZ GROUP MARKET RISK EXPOSURE ESTIMATES

TRADING PORTFOLIOS

     The trading portfolios of the Group and resulting market risks relate primarily to our banking segment. In our worldwide trading activities we use financial derivatives both as non-standardized financial instruments for the individual management of market risks and as a component of structured financial transactions. We use derivatives to manage our proprietary trading portfolio. Our derivative trading activities focus on interest bearing financial instruments, predominately interest rate swaps. We also use currency and credit derivatives as well as equity/ index derivatives.

     INSURANCE OPERATIONS. Our insurance business does not generally engage in trading activities. With the adoption of IAS 39 (effective January 1, 2001), however, derivative instruments that do not meet IFRS hedge accounting standards are treated as trading derivatives. As a result of this new accounting rule, the trading portfolio tables below show significant impact from trading not only for our banking business but also for our insurance business. Derivatives used in our insurance operations, however, are principally used for portfolio hedging and not for trading purposes.

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

     The primary exposures in foreign currencies are U.S. dollars and British pounds sterling.

     The following table shows the sensitivity analysis of the market risk in our material trading portfolio of the Allianz Group. Certain financial instruments are included in more than one risk category, because they may be affected by changes in more than one parameter. For example, equities denominated in non-euro currencies are affected by fluctuation in both stock prices and exchange rates. In 2000, prior to the adoption of IAS 39 and our acquisition of Dresdner Bank, all of our portfolios were considered non-trading.

 SENSITIVITY ANALYSIS BY BUSINESS SEGMENT AND RISK CATEGORY: TRADING PORTFOLIOS
                                (E IN MILLIONS)

                                                          AT DECEMBER 31, 2002
                                        ---------------------------------------------------------
                                        PROPERTY-
                                        CASUALTY    LIFE/HEALTH                  ASSET
                                        INSURANCE    INSURANCE    BANKING(3)   MANAGEMENT   TOTAL
                                        ---------   -----------   ----------   ----------   -----
Equity price risk(1)..................     200          500            --         --         700
Interest rate risk....................      --           --          (100)        --        (100)
Foreign exchange risk(2)..............      --           --           100         --         100

                                                          AT DECEMBER 31, 2001
                                        ---------------------------------------------------------
                                        PROPERTY-
                                        CASUALTY    LIFE/HEALTH                  ASSET
                                        INSURANCE    INSURANCE    BANKING(3)   MANAGEMENT   TOTAL
                                        ---------   -----------   ----------   ----------   -----
Equity price risk(1)..................     300         (200)         (200)        --        (100)
Interest rate risk....................      --           --          (400)        --        (400)
Foreign exchange risk(2)..............    (100)         100           300         --         300

---------------

(1) Amounts do not take into account the Allianz Group's unconsolidated subsidiaries, or affiliated enterprises, joint ventures and associated enterprises.

(2) Amounts take into account financial instruments not denominated in euros.

(3) Includes Dresdner Bank.

NON-TRADING PORTFOLIOS

     Our remaining portfolios contain all non-trading activities of the banking segment, as well as the financial investments of the insurance segment. We hold and use many different financial instruments in managing our businesses. Grouped according to risk category, the following are the most significant assets according to their fair values:

     - equity price risk: common shares and preferred shares;

     - interest rate risk: bonds, loans and mortgages; and

     - foreign exchange rate risk: non-euro denominated equities and interest rate risk sensitive assets.

     INSURANCE SEGMENT. The insurance segment's non-trading portfolio is exposed to foreign exchange risk because some of its assets are denominated in currencies other than the euro. If non-euro foreign exchange rates decline against the euro, the fair values of the corresponding assets would also decline. The insurance segment's primary exposures for foreign exchange risk are for the U.S. dollar, Swiss franc and the Korean won. Local laws generally require that the insurance policy obligations of our subsidiaries and the investments covering them must be in the same currency. As a result, currency fluctuations in connection with foreign subsidiaries have only a minor impact on the insurance segment's risk management strategies.

     The decline in the equity price risk in 2002 was due to the overall decline in stock prices. Most of our insurance-related equity investments are intended to be held for the long term. The equity holdings are primarily in the euro zone equity markets of Germany, France and Italy, with significant additional exposures in the U.S., Swiss and U.K. markets.

     The insurance segment is exposed to interest rate risk due to its investments in fixed-income instruments, in particular bonds, loans and mortgages. The primary exposures for interest rate sensitivity securities are for bonds, loans and mortgages held by our German, French, U.S., Italian and Swiss subsidiaries.

     BANKING SEGMENT. Our banking operations are subject to currency risk on all non-euro loans and deposits. For our non-trading activities, it is our policy that all loans and deposits in foreign currencies be funded and reinvested in the same currency and with matching maturities. Any residual currency risk in non-trading portfolios results primarily from developments in results of affiliated companies outside of the euro-zone during the year.

     The non-trading portfolio of the banking segment with respect to interest rate risk includes all loans and deposits, issued securities, interest rate-related investment securities as well as corresponding hedges of Dresdner Bank. Market risk associated with these positions is primarily interest rate risk resulting from long-term fixed rate loans, which are funded in part by short-term deposits. On the bank's non-trading books, interest rate derivatives are used to hedge risk associated with fixed rate loans. For this purpose, the bank primarily uses interest rate swaps. Futures and options are also used for asset and liability management in the non-trading activities, albeit to a significantly smaller degree. We also use swaptions to hedge risk arising from a borrower's prepayment options under some loan agreements. A small volume of equity derivatives is held due to investments in shares from affiliated and non-affiliated companies.

     Most of our equity investments are intended to be held for long term. Equity holdings in the banking segment are primarily in the German market. The following table shows a sensitivity analysis of the market risk in our material non-trading portfolios. Certain financial instruments are included in more than one risk category, because they may be affected by changes in more than one parameter.

    SENSITIVITY ANALYSIS BY BUSINESS SEGMENT AND RISK CATEGORY: NON-TRADING
                                   PORTFOLIOS

                                                        AT DECEMBER 31, 2002
                                     -----------------------------------------------------------
                                     PROPERTY-
                                     CASUALTY    LIFE/HEALTH                  ASSET
                                     INSURANCE    INSURANCE    BANKING(3)   MANAGEMENT    TOTAL
                                     ---------   -----------   ----------   ----------   -------
                                                           (E IN MILLIONS)
Equity price risk(1)...............   (4,400)      (5,200)       (1,000)         --      (10,600)
Interest rate risk.................   (2,500)      (9,800)         (400)       (100)     (12,800)
Foreign exchange risk(2)...........   (2,700)      (3,800)           --          --       (6,500)

                                                        AT DECEMBER 31, 2001
                                     -----------------------------------------------------------
                                     PROPERTY-
                                     CASUALTY    LIFE/HEALTH                  ASSET
                                     INSURANCE    INSURANCE    BANKING(3)   MANAGEMENT    TOTAL
                                     ---------   -----------   ----------   ----------   -------
                                                           (E IN MILLIONS)
Equity price risk(1)...............   (5,900)      (7,600)       (2,800)       (100)     (16,400)
Interest rate risk.................   (2,400)      (8,500)         (400)       (200)     (11,500)
Foreign exchange risk(2)...........   (2,600)      (2,600)           --          --       (5,200)

---------------

(1) Amounts do not take into account unconsolidated subsidiaries of the Allianz Group, or affiliated enterprises, joint ventures and associated enterprises.

(2) Amounts take into account financial instruments in foreign currency.

(3) Includes Dresdner Bank.

OPERATIONAL RISKS

     OPERATIONAL RISKS. Operational risks are risks caused by inadequacies or faults in business processes or controls. These may be related to technical problems or employees, operational structures or external influences. We seek to minimize such risks by installing a comprehensive system of internal controls and security systems in each operating unit. Operational risks are limited by a wide range of technical and organizational measures such as redundant hardware configurations, communications equipment and systems, back-up computing facilities, and data backups to maintain IT capability in emergencies. In addition, procedures are in place for safeguarding the confidentiality and integrity of stored data and information. For this purpose, high-performance firewall systems were introduced to protect the IT network against external interference along with access authorization procedures, supervision and control processes. The principle of dual control is adhered to in the case of operating procedures. The purpose of these measures is to ensure and document an adequate standard for Group-internal processes.

     LEGAL RISKS. Legal risks result from contractual agreements or legal frameworks. They include risks from the adoption of new statutory regulations, disadvantageous amendments to existing legislation or regulations or prejudicial changes in their interpretation. Legal risks also take into account the possibility that contractual agreements may not be enforceable through legal action or court proceedings. The limitation of legal risks is an important task of our Legal Department. This is done, for example, by using internationally recognized standard documentation and, if necessary, by obtaining legal opinions. Contracts for established products are continuously reviewed to include any amendments required by changes in legislation or jurisdiction. In addition, our Legal Department assists Group companies in matters pertaining to business transactions and contractual negotiations to ensure compliance with minimum standards. It also supports the management and supervisory bodies of Allianz in meeting their statutory obligations.

RISK MONITORING BY THIRD PARTIES

     Supervisory authorities and rating agencies are additional risk monitoring bodies. Supervisory authorities specify the minimum precautions that must be taken in individual countries and at the international level. Rating agencies determine the relationship between the required risk capital of a company and the available safeguards. In their evaluation of capital resources, the rating agencies include equity shown in the balance sheet, minority interests and other items representing additional securities in times of crisis. In addition to capital resources, the rating process also takes into account elements such as, the strategic position of the company in individual business areas and markets as well as its medium-term business prospects.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.  CONTROLS AND PROCEDURES

     The Chairman of the Management Board (Chief Executive Officer) and the Member of the Management Board responsible for Group Controlling, Accounting, Taxation and Compliance (Chief Financial Officer), with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures, as that term is defined in Rule 13a-14(c) of the Securities Exchange Act of 1934, as amended, within 90 days prior to the filing date of this report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. No significant deficiencies and material weaknesses were identified that required corrective actions.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable.

ITEM 16B.  CODE OF ETHICS

     Not applicable.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Not applicable.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See pages F-1 forward for the consolidated financial statements required by this item.

ITEM 19.  EXHIBITS

     The following exhibits are filed as part of this annual report:

EXHIBIT
NUMBER                              DOCUMENT
-------                             --------
  1.1     Articles of Association
  4.1     Principles of Cooperation between Allianz AG and Munich Re, dated May 2000*
  4.2     Letter of Intent between Allianz AG and Munich Re, dated May
          4, 2000**
  4.3     Agreement in Principle between Allianz AG and Munich Re,
          dated April 4, 2001***
  4.4     Basic Agreement between Allianz AG and Dresdner Bank, dated
          March 31, 2001****
  4.5     First Supplement to Principles of Cooperation between
          Allianz AG and Munich Re, dated December 2001 *****
  4.6     Second Supplement to Principles of Cooperation between
          Allianz AG and Munich Re, dated December 19, 2002
  4.7     Third Supplement to Principles of Cooperation between
          Allianz AG and Munich Re, dated March 20, 2003
  8.1     List of subsidiaries

---------------
     * Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form 20-F (File No. 1-15154).

    ** Incorporated by reference to Exhibit 3.2 to the Registrant's Registration
       Statement on Form 20-F (File No. 1-15154).

  *** Incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000.

 **** Incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000.

***** Incorporated by reference to Exhibit 4.5 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2001.

                                 ALLIANZ GROUP

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

                                                              PAGE
                                                              ----
Independent Auditors' Report................................    F-2
Consolidated Balance Sheets as of December 31, 2002 and
  2001......................................................    F-3
Consolidated Income Statements for each of the years in the
  three-year period ended December 31, 2002.................    F-4
Consolidated Statements of Movements in Shareholders' Equity
  for each of the years in the three-year period ended
  December 31, 2002.........................................    F-5
Consolidated Cash Flow Statements for each of the years in
  the three-year period ended December 31, 2002.............    F-6
Notes to the Consolidated Financial Statements:
  Business Segment Information:
     Consolidated Balance Sheets as of December 31, 2002 and
      2001..................................................    F-8
     Consolidated Income Statements for each of the years in
      the three-year period ended December 31, 2002.........   F-10
     Insurance..............................................   F-12
     Banking................................................   F-14
  Accounting Regulations....................................   F-15
  Changes to the Accounting, Valuation and Reporting
     Policies...............................................   F-15
  Consolidation.............................................   F-16
  Accounting and Valuation Policies.........................   F-19
  Supplementary Information on Group Assets.................   F-35
  Supplementary Information on Group Liabilities and
     Equity.................................................   F-52
  Supplementary Information on the Consolidated Income
     Statement..............................................   F-72
  Other Information.........................................  F-106
  Summary of Significant Differences between the Accounting
     Principles used in the Preparation of the Consolidated
     Financial Statements and Accounting Principles
     Generally Accepted in the United States of America.....  F-112
  Selected subsidiaries and other holdings..................  F-130
Schedules:
  Schedule I Summary of Investments.........................    S-1
  Schedule II Condensed Financial Information of the
     Registrant.............................................    S-3
  Schedule III Supplementary Insurance Information..........    S-6
  Schedule IV Supplementary Reinsurance Information.........    S-8

     Schedule of Valuation and Qualifying Accounts excluded as account balances are not material.

[KPMG Logo]

                          INDEPENDENT AUDITORS' REPORT

To the Management Board and Supervisory Board of Allianz Aktiengesellschaft:

     We have audited the accompanying consolidated balance sheets of Allianz Aktiengesellschaft and its subsidiaries (collectively, "the Allianz Group") as of December 31, 2002 and 2001, and the related consolidated statements of income, movements in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements we have also audited the accompanying financial statement schedules. These consolidated financial statements and financial statement schedules are the responsibility of Allianz Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Allianz Group as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with International Financial Reporting Standards. Also, in our opinion, the related financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders' equity as of December 31, 2002 and 2001 to the extent summarized in Note 45 to the consolidated financial statements.

                              /s/ KPMG Deutsche Treuhand-Gesellschaft
                                  Aktiengesellschaft
                                  Wirtschaftsprufungsgesellschaft

                              KPMG Deutsche Treuhand-Gesellschaft
                              Aktiengesellschaft
                              Wirtschaftsprufungsgesellschaft

Munich, Germany
July 11, 2003

                                 ALLIANZ GROUP

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

                                                                      2002      2001
                                                              NOTE    E(MN)     E(MN)
                                                              ----   -------   -------
ASSETS
A.  Intangible assets.......................................    5     18,273    16,911
B.  Investments in affiliated enterprises, joint ventures
      and associated enterprises............................    6     11,345    10,247
C.  Investments.............................................    7    285,340   345,302
D.  Investments held on account and at risk of life
      insurance policyholders...............................          25,657    24,692
E.  Loans and advances to banks.............................    8     86,822    61,274
F.  Loans and advances to customers.........................    8    188,084   239,693
G.  Trading assets..........................................    9    124,842   128,422
H.  Cash and cash equivalents...............................   10     21,008    21,240
I.   Amounts ceded to reinsurers from insurance reserves....   11     28,420    30,999
J.  Deferred tax assets.....................................   37     13,258     8,415
K.  Other assets............................................   12     49,007    55,730
                                                                     -------   -------
               Total assets.................................         852,056   942,925
                                                                     =======   =======
EQUITY AND LIABILITIES
A.  Shareholders' equity....................................   13     21,772    31,664
B.  Minority interests in shareholders' equity..............   14      8,165    17,349
C.  Participation certificates and subordinated
      liabilities...........................................   15     14,174    12,207
D.  Insurance reserves......................................   16    305,763   299,512
E.  Insurance reserves for life insurance where the
      investment risk is carried by policyholders...........          25,687    24,726
F.  Liabilities to banks....................................   17    137,332   135,402
G.  Liabilities to customers................................   18    147,266   177,323
H.  Certificated liabilities................................   19     78,750   134,670
I.   Trading liabilities....................................   20     53,520    44,538
J.  Other accrued liabilities...............................   21     13,069    14,117
K.  Other liabilities.......................................   22     31,360    37,236
L.  Deferred tax liabilities................................   37     12,188     8,898
M.  Deferred income.........................................   23      3,010     5,283
                                                                     -------   -------
               Total equity and liabilities.................         852,056   942,925
                                                                     =======   =======

        See accompanying notes to the consolidated financial statements.

                                 ALLIANZ GROUP

                         CONSOLIDATED INCOME STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                 2002      2001      2000
                                                         NOTE    E(MN)     E(MN)     E(MN)
                                                         ----   -------   -------   -------
1.  Premiums earned (net)..............................   24     55,133    52,745    49,907
2.  Interest and similar income........................   25     28,210    24,224    16,595
3.  Income (net) from investments in affiliated
       enterprises, joint ventures and associated
       enterprises.....................................   26      4,398     1,588     1,860
4.  Other income from investments......................   27      9,355     8,502    10,945
5.  Trading income.....................................   28      1,507     1,592       (36)
6.  Fee and commission income, and income from service
       activities......................................   29      6,102     4,827     2,187
7.  Other income                                          30      2,971     2,172     2,331
                                                                -------   -------   -------
               Total income (1. to 7.).................         107,676    95,650    83,789
                                                                -------   -------   -------
8.  Insurance benefits (net)...........................   31     50,229    50,154    51,738
9.  Interest and similar expenses......................   32     10,651     7,861     2,399
10. Other expenses for investments.....................   33     14,102     8,923     4,949
11. Loan loss provisions...............................   34      2,241       596        21
12. Acquisition costs and administrative expenses......   35     24,407    19,324    13,679
13. Amortization of goodwill...........................    5      1,162       808       495
14. Other expenses.....................................   36      6,098     6,157     5,595
                                                                -------   -------   -------
               Total expenses (8. to 14.)..............         108,890    93,823    78,876
                                                                -------   -------   -------
15. Earnings from ordinary activities before taxes.....          (1,214)    1,827     4,913
16. Taxes (benefit)....................................   37       (735)     (840)      176
17. Minority interests in earnings.....................   14        688     1,044     1,277
                                                                -------   -------   -------
18. Net income.........................................          (1,167)    1,623     3,460
                                                                =======   =======   =======
                                                                   E         E         E
                                                                -------   -------   -------
     Basic earnings per share..........................   44      (4.81)     6.66     14.10
                                                                =======   =======   =======
     Diluted earnings per share........................   44      (4.81)     6.66     14.10
                                                                =======   =======   =======

        See accompanying notes to the consolidated financial statements.

                                 ALLIANZ GROUP

          CONSOLIDATED STATEMENTS OF MOVEMENTS IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                              UNREALIZED
                                                                GAINS        CONSOLIDATED
                                        PAID-IN   REVENUE        AND        UNAPPROPRIATED   SHAREHOLDERS'
                                        CAPITAL   RESERVES   LOSSES (NET)       PROFIT           EQUITY
                                         E(MN)     E(MN)        E(MN)           E(MN)            E(MN)
                                        -------   --------   ------------   --------------   --------------
Beginning balance January 1, 2000.....   7,811      9,884       11,626            355            29,676
Currency translation adjustments......      --        374           77             --               451
Changes in the group of consolidated
  companies...........................      --        283           --             --               283
Capital paid in.......................     183         --           --             --               183
Unrealized investment gains and
  losses..............................      --         --        1,745             --             1,745
Net income for the year...............      --      3,027           --            433             3,460
Shareholders' dividend................      --         --           --           (306)             (306)
Miscellaneous.........................      --        160           --            (49)              111
                                        ------     ------       ------          -----            ------
Balance as of December 31, 2000.......   7,994     13,728       13,448            433            35,603
                                        ------     ------       ------          -----            ------
Currency translation adjustments......      --       (127)          38             --               (89)
Changes in the group of consolidated
  companies...........................      --       (554)          --             --              (554)
Capital paid in.......................   6,775         --           --             --             6,775
Treasury stock........................      --     (5,801)          --             --            (5,801)
Unrealized investment gains and
  losses..............................      --         --       (5,210)            --            (5,210)
Net income for the year...............      --      1,213           --            410             1,623
Shareholders' dividend................      --         --           --           (367)             (367)
Miscellaneous.........................      --       (250)          --            (66)             (316)
                                        ------     ------       ------          -----            ------
Balance as of December 31, 2001.......  14,769      8,209        8,276            410            31,664
                                        ------     ------       ------          -----            ------
Currency translation adjustments......      --     (1,232)         (29)            --            (1,261)
Changes in the group of consolidated
  companies...........................      --        364           --             --               364
Capital paid in.......................      16         --           --             --                16
Treasury stock........................      --       (157)          --             --              (157)
Unrealized investment gains and
  losses..............................      --         --       (7,198)            --            (7,198)
Net income for the year...............      --     (2,332)          --          1,165            (1,167)
Shareholders' dividend................      --         --           --           (364)             (364)
Miscellaneous.........................      --        (79)          --            (46)             (125)
                                        ------     ------       ------          -----            ------
Balance as of December 31, 2002.......  14,785      4,773        1,049          1,165            21,772
                                        ======     ======       ======          =====            ======

        See accompanying notes to the consolidated financial statements.

                                 ALLIANZ GROUP
                       CONSOLIDATED CASH FLOW STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                               2002       2001       2000
                                                               E(MN)      E(MN)      E(MN)
                                                              -------    -------    -------
Operating activities
Net income for the year.....................................   (1,167)     1,623      3,460
Change in unearned premiums.................................      542        949       (674)
Change in aggregate policy reserves (without aggregate
  policy reserves for life insurance products in accordance
  with SFAS 97).............................................    6,039      6,859      6,550
Change in reserve for loss and loss adjustment expenses.....    2,530      3,375      2,715
Change in other insurance reserves (without change in the
  reserve for latent premium refunds from unrealized
  investment gains and losses)..............................   (4,241)    (4,007)     2,227
Change in deferred acquisition costs........................   (1,211)      (662)    (1,093)
Change in funds held by others under reinsurance business
  assumed...................................................    1,349       (171)        66
Change in funds held under reinsurance business ceded.......     (192)      (278)       483
Change in accounts receivable/payable on reinsurance
  business..................................................      232         (4)      (604)
Change in trading securities (including trading
  liabilities)..............................................   14,064    (12,544)        46
Change in loans and advances to banks and customers.........   (5,846)     3,442     (3,694)
Change in liabilities to banks and customers................   (8,215)    (5,456)       836
Change in certificated liabilities..........................   (1,727)     3,130      2,642
Change in other receivables and liabilities.................   (1,399)     3,843     (1,408)
Change in deferred tax assets/liabilities (without change in deferred tax assets/liabilities from unrealized investment
  gains and losses).........................................   (1,295)    (2,181)    (2,226)
Adjustment for investment income/expenses not involving
  movements of cash.........................................      175        112     (7,525)
Adjustments to reconcile amortization of goodwill...........    1,162        808        495
Other.......................................................   (1,470)       387        180
                                                              -------    -------    -------
Net cash flow (used in) provided by operating activities:...     (670)      (775)     2,476
                                                              -------    -------    -------
Investing activities
Change in securities available for sale.....................   (7,073)    (3,465)    (7,271)
Change in investments held to maturity......................    1,092        383        634
Change in real estate.......................................    2,226        112       (287)
Change in other investments.................................    1,681      2,692       (416)
Change in cash and cash equivalents from the acquisition of
  consolidated affiliated companies.........................  (10,787)    12,114     (3,054)
Other.......................................................     (919)      (441)    (1,389)
                                                              -------    -------    -------
Net cash flow (used in) provided by investing activities:...  (13,780)    11,395    (11,783)
                                                              -------    -------    -------
Financing activities
Change in participation certificates and subordinated
  liabilities...............................................    2,784       (770)     1,714
Change in investments held on account and at risk of life
  insurance policyholders...................................   (2,154)    (1,465)    (1,942)
Change in aggregate policy reserves for life insurance
  products according to SFAS 97.............................   10,808      8,089      6,770
Cash inflow from capital increases..........................       16        275        184
Dividend payouts............................................     (682)      (673)      (613)
Other from shareholders' capital and minority interests
  (without change in revenue reserve from unrealized
  investment gains and losses)..............................    3,555        937      3,464
                                                              -------    -------    -------
Net cash flow provided by financing activities..............   14,327      6,393      9,577
                                                              -------    -------    -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (109)        18          9
                                                              -------    -------    -------
Change in cash and cash equivalents.........................     (232)    17,031        279
                                                              -------    -------    -------
Cash and cash equivalents at beginning of period............   21,240      4,209      3,930
                                                              -------    -------    -------
Cash and cash equivalents at end of period..................   21,008     21,240      4,209
                                                              =======    =======    =======

        See accompanying notes to the consolidated financial statements.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                 ALLIANZ GROUP

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS:
          BUSINESS SEGMENT INFORMATION -- CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

                                                     PROPERTY-
                                                     CASUALTY           LIFE/HEALTH           BANKING
                                                 -----------------   -----------------   -----------------
                                                  2002      2001      2002      2001      2002      2001
                                                  E(MN)     E(MN)     E(MN)     E(MN)     E(MN)     E(MN)
                                                  -----     -----     -----     -----     -----     -----
ASSETS
A.     Intangible assets.......................    2,960     2,943     4,817     4,005     3,509     3,183
B.     Investments in affiliated enterprises,
         joint ventures and associated
         enterprises...........................   51,448    40,387     6,183     6,043     4,349     2,079
C.     Investments.............................   76,855    91,712   189,172   180,076    28,965    85,133
D.     Investments held on account and at risk
         of life insurance policyholders.......       --        --    25,657    24,692        --        --
E.     Loans and advances to banks.............    5,219     5,079     3,490     1,010    76,748    54,271
F.     Loans and advances to customers.........    2,882     2,837    24,747    24,843   168,919   222,916
G.     Trading assets..........................    1,404     1,373     1,177       775   122,139   125,741
H.     Cash and cash equivalents...............    2,880     2,617     2,267     2,351    16,322    16,244
I.     Amounts ceded to reinsurers from
         insurance reserves....................   17,188    19,209    17,623    17,927        --        --
J.     Deferred tax assets.....................    7,410     5,060     2,601     1,911     3,161     1,350
K.     Other assets............................   21,482    22,840    17,320    17,634    15,416    14,977
                                                 -------   -------   -------   -------   -------   -------
             Total segment assets..............  189,728   194,057   295,054   281,267   439,528   525,894
                                                 =======   =======   =======   =======   =======   =======
EQUITY AND LIABILITIES
A.     Participation certificates and
         subordinated liabilities..............    4,342       573        --        --     9,846    11,757
B.     Insurance reserves......................   87,557    90,432   224,673   215,217        --        --
C.     Insurance reserves for life insurance
         where the investment risk is carried
         by Policyholders......................       --        --    25,687    24,726        --        --
D.     Liabilities to banks....................    5,166     6,303     1,708     2,143   130,568   131,454
E.     Liabilities to customers................       --        --        --        --   146,945   175,228
F.     Certificated liabilities................   19,031    14,727       263       229    64,569   122,713
G.     Trading liabilities.....................      544       448       825        50    52,152    44,052
H.     Other accrued liabilities...............    5,626     5,387       850       967     5,984     7,130
I.     Other liabilities.......................   18,312    21,624    20,555    19,963     5,468     4,134
J.     Deferred tax liabilities................    7,356     5,920     2,551     1,958     2,220       980
K.     Deferred income.........................      104        84       354       406     2,545     4,793
                                                 -------   -------   -------   -------   -------   -------
             Total segment liabilities.........  148,038   145,498   277,466   265,659   420,297   502,241
                                                 =======   =======   =======   =======   =======   =======
       Shareholders' equity and minority interests........................................................
             Total equity and liabilities.................................................................

       ASSET            CONSOLIDATION
     MANAGEMENT          ADJUSTMENTS              GROUP
  ----------------    ------------------    ------------------
   2002      2001      2002       2001       2002       2001
  E(MN)     E(MN)      E(MN)      E(MN)      E(MN)      E(MN)
  -----     -----      -----      -----      -----      -----
   6,987     6,780         --         --     18,273     16,911
      20       116    (50,655)   (38,378)    11,345     10,247
     993     1,362    (10,645)   (12,981)   285,340    345,302
      --        --         --         --     25,657     24,692
   1,863     1,646       (498)      (732)    86,822     61,274
     228       561     (8,692)   (11,464)   188,084    239,693
     156       539        (34)        (6)   124,842    128,422
     940       550     (1,401)      (522)    21,008     21,240
      --        --     (6,391)    (6,137)    28,420     30,999
      86        94         --         --     13,258      8,415
   3,672     2,589     (8,883)    (2,310)    49,007     55,730
  ------    ------    -------    -------    -------    -------
  14,945    14,237    (87,199)   (72,530)   852,056    942,925
  ======    ======    =======    =======    =======    =======
      --        22        (14)      (145)    14,174     12,207
      --        --     (6,467)    (6,137)   305,763    299,512
      --        --         --         --     25,687     24,726
     177     1,554       (287)    (6,052)   137,332    135,402
   2,754     2,981     (2,433)      (886)   147,266    177,323
     435       435     (5,548)    (3,434)    78,750    134,670
      --         2         (1)       (14)    53,520     44,538
     609       633         --         --     13,069     14,117
   1,239     1,413    (14,214)    (9,898)    31,360     37,236
      61        40         --         --     12,188      8,898
       7        --         --         --      3,010      5,283
  ------    ------    -------    -------    -------    -------
   5,282     7,080    (28,964)   (26,566)   822,119    893,912
  ======    ======    =======    =======    =======    =======
                                             29,937     49,013
                                            =======    =======
                                            852,056    942,925
                                            =======    =======

                                 ALLIANZ GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         BUSINESS SEGMENT INFORMATION -- CONSOLIDATED INCOME STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                   PROPERTY/CASUALTY             LIFE/HEALTH                  BANKING
                                ------------------------   ------------------------   -----------------------
                                 2002     2001     2000     2002     2001     2000     2002     2001    2000
                                E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)
                                -----    -----    -----    -----    -----    -----    -----    -----    -----
1.  Premiums earned (net).....  36,458   34,428   31,529   18,675   18,317   18,378       --       --      --
2.  Interest and similar
    income....................   4,473    5,068    5,568   11,215   10,765   10,152   13,336    9,085   1,502
3.  Income (net) from
    affiliated enterprises,
    joint ventures and
    associated enterprises....   8,494      889    1,833      445      525      693    2,071    1,016     122
4.  Other income from
    investments...............   3,652    4,307    4,259    4,932    3,562    6,667    1,430      628      25
5.  Trading income............     207    1,451      (10)     244     (117)     (49)   1,081      244       7
6.  Fee and commission income,
    and income from service
    activities................     521    1,425      940      200      268      271    2,925    1,474       2
7.  Other income..............   1,751    1,202    1,078      825      772    1,139      432      308      64
                                ------   ------   ------   ------   ------   ------   ------   ------   -----
      Total income
         (1. to 7.)...........  55,556   48,770   45,197   36,536   34,092   37,251   21,275   12,755   1,722
                                ------   ------   ------   ------   ------   ------   ------   ------   -----
8.  Insurance benefits
    (net).....................  28,974   28,200   25,413   21,284   21,979   26,354       --       --      --
9.  Interest and similar
    expenses..................   1,564    1,323    1,136      434      492      148    9,509    6,766   1,257
10. Other expenses for
    investments...............   3,567    2,888    1,913    8,656    5,537    3,004    2,225      465      33
11. Loan loss provisions......       7        4       --       10        4       --    2,222      588      21
12. Acquisition costs and
    administrative expenses...  10,521   10,042    9,106    4,263    4,259    3,927    7,581    3,446     170
13. Amortization of
    goodwill..................     370      349      277      174      146      137      241       70      (8)
14. Other expenses............   2,999    3,555    3,453    1,806    1,263    2,055    1,034    1,193     125
                                ------   ------   ------   ------   ------   ------   ------   ------   -----
      Total expenses
         (8. to 14.)..........  48,002   46,361   41,298   36,627   33,680   35,625   22,812   12,528   1,598
                                ------   ------   ------   ------   ------   ------   ------   ------   -----
15. Earnings from ordinary
    activities before taxes...   7,554    2,409    3,899      (91)     412    1,626   (1,537)     227     124
16. Taxes (benefit)...........    (469)    (701)      (5)      67       99      343     (154)      (6)    (67)
17. Minority interests in
    earnings..................     816      746      642     (177)      84      658      (25)     453      90
                                ------   ------   ------   ------   ------   ------   ------   ------   -----
18. Net income................   7,207    2,364    3,262       19      229      625   (1,358)    (220)    101
                                ======   ======   ======   ======   ======   ======   ======   ======   =====

                        ASSET MANAGEMENT       CONSOLIDATION ADJUSTMENTS              GROUP
                      ---------------------   ---------------------------   -------------------------
                      2002    2001    2000     2002      2001      2000      2002      2001     2000
                      E(MN)   E(MN)   E(MN)    E(MN)     E(MN)     E(MN)     E(MN)    E(MN)    E(MN)
                      -----   -----   -----    -----     -----     -----     -----    -----    -----
                         --      --      --       --        --        --     55,133   52,745   49,907
                        119     129     204     (933)     (823)     (831)    28,210   24,224   16,595
                        (12)     (3)      1   (6,600)     (839)     (789)     4,398    1,588    1,860
                         35      44      18     (694)      (39)      (24)     9,355    8,502   10,945
                         (1)     10      16      (24)        4        --      1,507    1,592      (36)
                      2,918   2,479   1,420     (462)     (819)     (446)     6,102    4,827    2,187
                        126      79      63     (163)     (189)      (13)     2,971    2,172    2,331
                      -----   -----   -----   ------    ------    ------    -------   ------   ------
                      3,185   2,738   1,722   (8,876)   (2,705)   (2,103)   107,676   95,650   83,789
                      -----   -----   -----   ------    ------    ------    -------   ------   ------
                         --      --      --      (29)      (25)      (29)    50,229   50,154   51,738
                         89      82      61     (945)     (802)     (203)    10,651    7,861    2,399
                         22      57      --     (368)      (24)       (1)    14,102    8,923    4,949
                          2      --      --       --        --        --      2,241      596       21
                      2,378   1,895     484     (336)     (318)       (8)    24,407   19,324   13,679
                        377     243      89       --        --        --      1,162      808      495
                        551     795   1,043     (292)     (649)   (1,081)     6,098    6,157    5,595
                      -----   -----   -----   ------    ------    ------    -------   ------   ------
                      3,419   3,072   1,677   (1,970)   (1,818)   (1,322)   108,890   93,823   78,876
                      -----   -----   -----   ------    ------    ------    -------   ------   ------
                       (234)   (334)     45   (6,906)     (887)     (781)    (1,214)   1,827    4,913
                        (59)   (168)     (4)    (120)      (64)      (91)      (735)    (840)     176
                        230     182     136     (156)     (421)     (249)       688    1,044    1,277
                      -----   -----   -----   ------    ------    ------    -------   ------   ------
                       (405)   (348)    (87)  (6,630)     (402)     (441)    (1,167)   1,623    3,460
                      =====   =====   =====   ======    ======    ======    =======   ======   ======

                                 ALLIANZ GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   BUSINESS SEGMENT INFORMATION -- INSURANCE
                        DECEMBER 31, 2002, 2001 AND 2000

                                                                                        NET EXPENSE
                                                            PREMIUMS EARNED (NET)         RATIO(1)
                                                            ----------------------    ----------------
                                                             2002    2001    2000     2002  2001  2000
                                                            E(MN)   E(MN)   E(MN)      %     %     %
                                                            -----   -----   -----     ----  ----  ----
PROPERTY/CASUALTY
1.   Europe
       Germany(4).........................................  10,265  10,035   9,617    28.3  26.9  24.2
       France(4)..........................................   4,066   3,746   3,644    26.4  30.0  28.1
       Great Britain......................................   1,875   1,765   1,604    30.0  31.0  33.4
       Italy..............................................   4,490   4,181   3,956    22.7  22.5  21.6
       Switzerland........................................   1,611   1,599   1,514    23.8  26.9  30.9
       Spain..............................................   1,171   1,027     915    20.6  21.2  23.8
2.   America
       NAFTA Region.......................................   4,689   5,177   4,173    32.9  29.2  29.6
       South America......................................     494     610     653    34.8  39.7  34.8
3.   Asia-Pacific
       Region.............................................   1,134     768     553    24.8  27.3  23.0
4.   Specialty Lines
       Allianz Global Risks
         Ruckversicherungs AG.............................     559      --      --    41.7    --    --
       Credit.............................................     857     901     932    34.2  44.0  35.9..
       Travel and Assistance..............................     740     669     608    32.5  33.4  36.5
       Allianz Marine & Aviation..........................     578     450     256    21.1  22.5  29.8
5.   Other................................................   3,929   3,500   3,104    24.2  25.8  28.6
6.   Consolidation adjustments(3).........................      --      --      --      --    --    --
                                                            ------  ------  ------
     Total................................................  36,458  34,428  31,529
                                                            ======  ======  ======

                                                                                          NET EXPENSE
                                                            PREMIUMS EARNED (NET)           RATIO(1)
                                                          --------------------------    ----------------
                                                           2002     2001      2000      2002  2001  2000
                                                          E(MN)    E(MN)     E(MN)       %     %     %
                                                          -----    -----     -----      ----  ----  ----
LIFE/HEALTH
1.   Europe
       Germany..........................................  11,044    10,545    10,500    10.0  12.7  10.7
       France...........................................   1,449     1,515     2,283    52.5  52.0  27.6
       Italy............................................   1,219     1,247     1,339    31.3  22.5  14.8
       Switzerland......................................     624       557       477    23.1  22.6   9.9
       Spain............................................     493       873       525     7.3   4.2   8.9
2.   USA................................................     924     1,068     1,092    47.0  49.2  48.2
3.   Asia-Pacific.......................................   1,605     1,202       937    19.0  17.6  19.6
4.   Other..............................................   1,317     1,310     1,225    33.9  30.5  34.7
5.   Consolidation adjustments(3).......................      --        --        --      --    --    --
                                                          ------  --------  --------
       Total............................................  18,675    18,317    18,378
                                                          ======  ========  ========

---------------
(1) The net expense ratio represents net underwriting costs as a percentage of net premiums earned.

(2) The net loss ratio represents net loss and loss adjustment expenses as a percentage of net premiums earned.

(3) Represents elimination of intercompany transactions between Group companies in different geographical regions.

(4) The 2001 and 2000 figures have been restated to reflect the reorganization of the Group's marine, aviation and industrial transport insurance into Allianz Marine & Aviation, a new specialty line.

        NET INCOME (LOSS)         INVESTMENTS      NET LOSS RATIO(2)
     -----------------------    ---------------    ------------------
      2002     2001    2000      2002     2001     2002   2001   2000
     E(MN)    E(MN)    E(MN)    E(MN)    E(MN)       %      %     %
     -----    -----    -----    -----    -----     ----   ----   ----
      8,917    3,243   3,008    30,347   41,400     74.2   75.2  73.5
        129      (62)    187     8,771    8,540     84.5   82.3  86.1
        233       68      21     2,617    2,865     68.1   73.2  82.7
        524      318     144     8,780    8,417     74.8   76.7  77.8
         26       81     121     3,438    4,098     70.3   79.1  71.3
         36       18      38     1,398    1,387     77.0   78.7  81.1
       (964)  (1,064)   (117)    9,878   12,595     94.6   99.9  87.9
         24       12     (24)      337      479     67.0   63.7  70.9
        (62)     (25)     17     1,829    1,520     78.5   79.9  83.1
       (257)      --      --         1       --    100.8     --    --
         33       70     131     2,000    2,118     72.1   68.0  46.6
          4       (8)      6       269      237     62.0   64.4  63.2
         17      (54)     (4)    1,011      920     75.2  108.1  78.4
        360      219     427     6,351    7,263     77.7   86.0  81.5
     (1,813)    (452)   (693)     (172)    (127)      --     --    --
     ------   ------   -----    ------   ------
      7,207    2,364   3,262    76,855   91,712
     ======   ======   =====    ======   ======

       NET INCOME (LOSS)         INVESTMENTS
     ---------------------    -----------------
     2002    2001    2000      2002      2001
     E(MN)   E(MN)   E(MN)     E(MN)     E(MN)
     -----   -----   -----     -----     -----
       96      63     339      97,030    93,316
      (10)    132     127      38,282    39,319
      152     133     158      16,630    14,171
      (59)    (20)     14       6,851     7,042
       13      12      38       3,342     3,176
      (40)    (46)    112      13,693    10,415
      (40)    (32)   (184)      4,046     3,296
      (90)    (13)     33       9,476     9,572
       (3)     --     (12)       (178)     (231)
      ---    ----    ----     -------   -------
       19     229     625     189,172   180,076
      ===    ====    ====     =======   =======

                                 ALLIANZ GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    BUSINESS SEGMENT INFORMATION -- BANKING
                        DECEMBER 31, 2002, 2001 AND 2000

                                                            LOAN LOSS                            EARNINGS AFTER
                                       NET REVENUE(1)       PROVISIONS       TOTAL EXPENSES         TAXES(2)
                                      ----------------    --------------    ----------------    -----------------
                                      2002     2001(3)    2002     2001     2002     2001(3)     2002     2001(3)
                                      E(MN)     E(MN)     E(MN)    E(MN)    E(MN)     E(MN)     E(MN)      E(MN)
                                      -----    -------    -----    -----    -----    -------    ------    -------
Private and business clients(4).....  3,227      1,678      561      233    3,093      1,605      (304)     (160)
Corporates & Markets(4).............  3,598      1,725    1,592      361    3,808      2,161    (1,642)     (797)

                                                                 NET REVENUE(1)          EARNINGS AFTER TAXES(2)
                                                            -------------------------    ------------------------
                                                             2002      2001     2000      2002     2001     2000
                                                            E(MN)     E(MN)     E(MN)    E(MN)     E(MN)    E(MN)
                                                            ------    ------    -----    ------    -----    -----
Germany...................................................   7,059     6,227       70     1,858    1,931        2
Europe (excluding Germany)................................   1,177     1,451      331      (999)   (434)      166
NAFTA.....................................................     755       572       --    (1,527)   (218)       --
Rest of world.............................................     206       245       31      (474)   (106)       15
                                                            ------    ------    -----    ------    -----    -----
Subtotal..................................................   9,197     8,495      432    (1,142)   1,173      183
                                                            ------    ------    -----    ------    -----    -----
Consolidation Adjustments(5)..............................     (23)   (3,231)      --        --    (870)       --
                                                            ------    ------    -----    ------    -----    -----
        Total.............................................   9,174     5,264      432    (1,142)    303       183
                                                            ======    ======    =====    ======    =====    =====

---------------

(1) Consists of total income (less interest and similar expenses, other expenses for investments, fee and commission expenses, and other investment-related expenses).

(2) Earnings after taxes represent income before goodwill amortization and minority interest.

(3) When comparing the figures for fiscal year 2002 with those for 2001 and 2000, it should be noted that Dresdner Bank was consolidated as of July 23, 2001. Changes in the divisional structure and reclassifications have been taken into account in the prior-year figures stated.

(4) Amounts in 2001 have been restated to reflect integration effective January 1, 2002 of the Group's small business operations, which the Allianz Group had previously included as part of its Corporates & Markets division, with the Group's former Private Clients division to form its new Private and Business Clients division.

(5) Represents elimination of intercompany transactions between Group companies in different geographical regions.

                                 ALLIANZ GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001 AND 2000

(1) ACCOUNTING REGULATIONS

     Allianz Aktiengesellschaft ("Allianz AG" or "the Company") and its subsidiaries (collectively, "the Allianz Group" or "the Group") have global property and casualty insurance, life and health insurance, banking and asset management operations in more than 70 countries, with the largest of their operations in Europe. The Group's headquarters are located in Munich, Germany.

     The consolidated financial statements of the Allianz Group have been prepared in conformity with International Financial Reporting Standards (IFRS), in accordance with sec.292a of the German Commercial Code (HGB). Since 2002, the designation IFRS applies to the overall framework of all standards approved by the International Accounting Standards Board. Already approved standards continue to be cited as International Accounting Standards (IAS). All standards currently in force for the years under review have been adopted in the presentation of the consolidated financial statements. IFRS do not provide specific guidance concerning the reporting of insurance transactions in annual financial statements. In such cases, as envisioned in the IFRS Framework, the provisions embodied under accounting principles generally accepted in the United States of America (US GAAP) have been applied.

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

     The financial statements have been prepared in euros (E).

(2) CHANGES TO THE ACCOUNTING, VALUATION AND REPORTING POLICIES

     The following IAS accounting principles were applied for the first time in fiscal year 2001: IAS 39 -- Financial Instruments: recognition and measurement and IAS 40 -- Investment property.

     IAS 39 sets forth requirements for the recognition in financial statements and valuation of financial assets and liabilities of an enterprise, including the reporting of hedging instruments, as well as requirements for additional disclosure. Under this standard all financial assets and liabilities, including all derivatives, are initially recognized on the balance sheet at cost. Subsequent to initial recognition, all financial assets are remeasured to fair value, with the exception of certain assets and liabilities listed in the standard. IAS 39 does not apply to rights and obligations arising under insurance contracts.

     The effects of the first time application of IAS 39 on January 1, 2001 resulted in a reduction in revenue reserves of E153 million. This amount is included as a miscellaneous reduction of revenue reserves shown in the Consolidated Statements of Movements in Shareholders' Equity.

     IAS 40 covers investment property independent of the main activity of the enterprise concerned. Investment property is real estate held to earn rentals or for capital appreciation. IAS 40 does not apply to real estate held for use in the production or supply of goods or services or for administrative purposes. IAS 40 allows an enterprise to choose either a fair value model or a cost model for valuation purposes. The Group has chosen the acquisition cost model which is consistent with its previous accounting policy. First time application of IAS 40 in 2001 resulted only in changes in presentation.

                                 ALLIANZ GROUP

     For reasons of comparability with the current reporting year, some prior-year figures were adjusted in the balance sheet and the income statement through reclassifications that do not affect net income or shareholders' equity.

(3) CONSOLIDATION

SCOPE OF THE CONSOLIDATION

     In addition to Allianz AG, 213 (2001: 163 and 2000: 104) German and 1,045 (2001: 1,021 and 2000: 660) foreign enterprises have been consolidated in full. In addition, 74 (2001: 73 and 2000: 59) German and 79 (2001: 85 and 2000: 79)
foreign investment funds were consolidated. Of the entities that have been consolidated in full, 12 (2001: 19 and 2000: 14) subsidiaries have been consolidated where Allianz AG owns less than majority of the voting power of the subsidiary, including CreditRas Vita S.p.A. and Antoniana Popolare Veneta Vita S.p.A., in all periods presented. Allianz AG exercises control over these entities by its ability to govern the financial and operating policies of the enterprise through management agreements, as further discussed in Note 44 under "Other information". A majority interest in Bayerische Versicherungsbank AG and Frankfurter Versicherungs-AG, which were already fully consolidated, was acquired in 2002.

     There are 12 (2001: 13 and 2000: 9) joint ventures that have been accounted for using the equity method; each of these enterprises is managed by Allianz AG together with a third party not included in the consolidated financial statements.

     There are 198 (2001: 146 and 2000: 95) associated enterprises that have been accounted for using the equity method.

     Certain enterprises have not been included in the consolidation or accounted for using the equity method, in cases where their value is not material to the presentation of the financial statements as a whole.

     All affiliated companies, joint ventures, and associated companies that are included in or excluded from the consolidated financial statements are individually listed in the disclosure of equity investments filed with the Commercial Register in Munich. All private companies are also listed and identified separately in this disclosure of equity investments, for which the consolidated financial statements and the Group management report are exempt in accordance with the application of sec.264 b of the German Commercial Code
(HGB). Selected affiliated and associated enterprises are listed in Note 46.

ACQUISITIONS

     The following are the significant companies consolidated for the first-time for the years ended December 31, 2002, 2001 and 2000:

                                                    EFFECTS ON THE CONSOLIDATED FINANCIAL
                                                     STATEMENTS IN YEAR OF ACQUISITION(1)
                                                ----------------------------------------------
                                 DATE OF         GROSS      NET                   AMORTIZATION
                               FIRST-TIME       PREMIUMS   INCOME   GOODWILL(2)   OF GOODWILL
PRINCIPAL NEW ACQUISITIONS    CONSOLIDATION      E(MN)     E(MN)       E(MN)         E(MN)
--------------------------    -------------     --------   ------   -----------   ------------
2002
Slovenska poist' ovna a.
  s., Bratislava.........     July 22, 2002        125         (8)        138            (7)

                                 ALLIANZ GROUP

                                                    EFFECTS ON THE CONSOLIDATED FINANCIAL
                                                     STATEMENTS IN YEAR OF ACQUISITION(1)
                                                ----------------------------------------------
                                 DATE OF         GROSS      NET                   AMORTIZATION
                               FIRST-TIME       PREMIUMS   INCOME   GOODWILL(2)   OF GOODWILL
PRINCIPAL NEW ACQUISITIONS    CONSOLIDATION      E(MN)     E(MN)       E(MN)         E(MN)
--------------------------    -------------     --------   ------   -----------   ------------
2001
Dresdner Bank AG,
  Frankfurt/Main.........     July 23, 2001         --       (300)      3,977          (108)
Nicholas-Applegate, San
  Diego..................   January 31, 2001        --        (29)      1,042           (47)
2000
PIMCO Advisors L.P.,
  Delaware...............      May 5, 2000          --        (37)      2,674           (88)
Allianz-Tiriac Asigurari,
  Bucharest..............    October 1, 2000        18          1          10            --
Arab International
  Insurance Company,
  Cairo..................    January 1, 2000        12         --          --            --
Munchener und Magdeburger
  Hagelversicherung AG,
  Munich.................     July 1, 2000          19         (1)          1            --
Zwolsche Algemeene
  Holding, Nieuwegein....   December 31, 2000       --         --         153            --

     --------------------
     (1) Consolidated in the business segments.

     (2) On the date of first-time consolidation.

2002 ACQUISITIONS:

     - Slovenska poist'ovna a. s., Bratislava: On July 22, 2002, Allianz Group acquired 66.8% of Slovenska poist'ovna a. s. at a purchase price of E142 million. Slovenska poist'ovna operates in both the property-casualty and the life/health insurance business segments. An additional 25.8% and 6.5% interests were acquired on July 29, 2002 and December 20, 2002 respectively. The total acquisition cost for the 99.1% interest in Slovenska poist'ovna amounted to E216 million.

     - Allianz Lebensversicherungs-AG, Stuttgart: On January 15, 2002, the Allianz Group increased its interest in Allianz Lebensversicherungs-AG by 40.5% to 91.0% and resulted in additional goodwill of E633 million. The acquisition cost for the additional interest was E2,587 million.

     - Frankfurter Versicherungs-AG, Frankfurt/Main: On June 28, 2002, the Allianz Group increased its interest in Frankfurter Versicherungs-AG by 50.0% to 100.0% and resulted in additional goodwill of E57 million. The acquisition cost for the additional interest was E930 million.

     - Bayerische Versicherungsbank AG, Munich: On June 28, 2002, the Allianz Group increased its interest in Bayerische Versicherungsbank AG by 45.0% to 90.0% and resulted in additional goodwill of E94 million. The acquisition cost for the additional interest was E858 million.

                                 ALLIANZ GROUP

     - Dresdner Bank AG, Frankfurt/Main: On January 15, 2002, June 28, 2002, July 2, 2002 and August 23, 2002, the Allianz Group increased its interest in Dresdner Bank AG by 21.5% to 100.0% which resulted in additional goodwill of E2,002 million. The acquisition cost for the additional interest totaled E6,338 million.

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

     Allianz AG accounted for its 2001 acquisitions of 57.7% of Dresdner Bank under the purchase method of accounting. The value of Allianz AG shares issued in connection with the acquisition was based on the share price as of the last trading date prior to the public announcement of the Group's acquisition of Dresdner. This value is representative of the contractually fixed terms related to the acquisition of outstanding shares and registration of new shares which were issued in exchange for Dresdner shares. If the share price as of the date of the physical exchange of shares had been considered to record the value of the shares issued, the Group would have recorded E301 million less goodwill. Additionally, goodwill amortization for 2002 and 2001 would have been lower by E20 million and E9 million, respectively. The results of operations of Dresdner Bank are included in the consolidated financial statements of the Allianz Group since July 23, 2001.

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

2000 ACQUISITIONS:

     - PIMCO Advisors L.P., Delaware: On May 5, 2000, the Allianz Group acquired 69.5% of the ownership interests in PIMCO Advisors L.P., a Delaware limited partnership. The total cost of acquisition was E3,738 million in cash and shares of Allianz AG and obligations for future payments of approximately E200 million. The excess of the purchase price of E3,738 million over the estimated fair value of net assets acquired of E103 million was allocated to covenants not to compete in an amount of E863 million, to be amortized on a straight-line basis over 5 years, and goodwill of E2,773 million, to be amortized on a straight-line basis over 20 years. In connection with this acquisition, Allianz AG holds a call

                                 ALLIANZ GROUP
       option on the remaining 30.5% ownership interest in PIMCO Advisors L.P., which is currently held by a third party. Subject to certain conditions, the call option will allow Allianz AG to purchase the remaining ownership interests on the last business day of any calendar quarter beginning on January 31, 2003. In addition, this third party holds a put option, under which it can require Allianz AG, subject to certain conditions, to purchase its ownership interests in PIMCO Advisors L.P., on the last business day of any calendar quarter. Settlement of the call and put options requires physical delivery of the PIMCO Advisor L.P. shares in exchange for cash. The put option is not recorded on the balance sheet as the fair value was determined to be zero based on the nature and terms of the option.

     - Allianz-Tiriac Asigurari, Bucharest: On August 21, 2000, the Allianz Group acquired 51.0% of Allianz-Tiriac Asigurari for E14 million.

     - Arab International Insurance Company, Cairo: On March 2, 2000, the Allianz Group increased its interest in Arab International Insurance Company by 40.0% to 80.0%. The acquisition cost was E10 million, bringing the total cost to E18 million.

     - Munchener und Magdeburger Hagelversicherung, Munich: On June 26, 2000, the Allianz Group increased its interest in Munchener and Magdeburger Hagelversicherung AG by 1.5% to 50.7%. The acquisition cost of additional interest was E0.1 million, bringing the total cost to E2 million.

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

     - Assurance Generales de France (AGF), Paris: In 2000, the Allianz Group increased its interest in AGF by 10.9% to 65.2% for E780 million. The purchase resulted in additional goodwill of E467 million. The Allianz Group also incurred additional costs of E40 million for AGF contingent value rights (CVRs), which also resulted in additional goodwill of E40 million.

(4) ACCOUNTING AND VALUATION POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements are based on the annual financial statements of Allianz AG and all principal subsidiaries. Financial statements are uniformly prepared in conformity with IFRS accounting and valuation standards as of December 31, 2002. The Group has used interim financial statements for those entities whose fiscal year end is other than December 31, 2002.

     Equity consolidation is carried out on the basis of the benchmark method in conformity with IAS 22, Business Combinations. The acquisition costs are offset against the Group's proportion of the shareholders' equity in the subsidiaries at the date of acquisition. Certain assets and liabilities acquired by the Allianz Group are carried at their fair value on the date of acquisition of the subsidiary enterprises; for the proportion attributable to minority interests, the pre-acquisition carrying amounts are used. When foreign subsidiaries are consolidated for the first time, their net assets are translated at the current exchange rates at the date of acquisition.

                                 ALLIANZ GROUP

     Goodwill arising from acquisitions is capitalized and amortized over the estimated useful life. In the case of acquisitions prior to January 1, 1995, such differences have been recorded directly in revenue reserves within shareholders' equity in accordance with the transitional provisions in force under IAS 22.

     The earnings generated by subsidiaries after their first-time consolidation or, where appropriate, their acquisition adjusted for consolidation effects, are allocated to revenue reserves of the Group based on the Group's ownership percentage in the subsidiaries.

     The proportion of net income or losses attributable to minority interests has been calculated on the basis of the consolidated net income or losses of those enterprises for the year.

     Intra-Group receivables and payables, income and expenses, and profits have been eliminated.

FOREIGN CURRENCY TRANSLATION

     Allianz AG's reporting currency is the euro (E). Foreign currency is translated in accordance with IAS 21 -- The Effects of Changes in Foreign Exchange Rates, by the method of functional currency. The functional currencies for Group companies are usually the local currency of the relevant company, e.g., the prevailing currency in the environment where the enterprise carries out its ordinary activities. In accordance with the functional currency method, assets and liabilities are translated at the closing rate on the balance sheet date and income and expenses are translated at the annual average rate in all financial statements of subsidiaries not reporting in euro. Any translation differences, including those arising in the process of equity consolidation, are recorded directly in shareholders' equity.

     Assets and liabilities of the Group, which are subject to exchange rate fluctuations, are normally safeguarded against such fluctuations by the fact that individual foreign subsidiaries have most of their assets and liabilities in the same currency.

     Currency gains/losses arising from foreign currency transactions (transactions in a currency other than the functional currency of the entity) are reported in other income or other expenses.

     The principal exchange rates used are summarized in the following table:

                                    E CLOSING RATES          E AVERAGE RATES
                                   -----------------   ---------------------------
CURRENCY                            2002      2001      2002      2001      2000
--------                           -------   -------   -------   -------   -------
Australian Dollar (AUD)..........    1.851     1.739     1.735     1.732     1.596
Japanese Yen (JPY)...............  124.389   115.330   118.094   108.749    99.736
Pound Sterling (GBP).............    0.651     0.609     0.629     0.622     0.069
Swiss Franc (CHF)................    1.454     1.483     1.473     1.510     1.561
South Korean Won (KRW) (in
  thousands).....................    1.249     1.162     1.178     1.155     1.053
US Dollar (USD)..................    1.042     0.885     0.945     0.896     0.926

USE OF ESTIMATES

     The preparation of consolidated financial statements requires the Group to make estimates and assumptions that affect items reported in the consolidated balance sheet and income statement, and under contingent liabilities. The actual values may differ from those reported. The most important of such items are the reserve for loss and loss adjustment expenses, the

                                 ALLIANZ GROUP
aggregate policy reserves and the loan loss allowance. In addition, management makes certain assumptions in connection with impairment reviews of investments, goodwill, and deferred taxes.

SUPPLEMENTARY INFORMATION ON ASSETS

INTANGIBLE ASSETS

     Intangible assets comprise goodwill and other intangible assets.

     GOODWILL represents the difference between the purchase price of subsidiaries and the Group's proportionate share of the fair value of net assets, at the time of acquisition. Minority interests are generally valued at amortized historical cost. Goodwill is amortized on a straight-line basis over its estimated useful life, which is normally 10 years for property and casualty insurance enterprises, 20 years for life and health insurance enterprises, 10 years for banks, and 20 years for asset management companies.

     GOODWILL AND OTHER INTANGIBLE ASSETS are assessed as of each balance sheet date and each interim reporting date to determine if there are any factors that indicate goodwill and other intangible assets may be impaired. If there are indications that goodwill and other intangible assets are impaired, recoverable amounts for the goodwill and other intangible assets are determined. If the recoverable amounts are less than the carrying amount, an impairment charge is recognized. Gains or losses realized on the disposal of subsidiaries include any related unamortized goodwill balances.

     The present value of future profits (PVFP) represents the capitalized value of life/health insurance portfolios. The capitalized value is the present value of net cash flows anticipated in the future from insurance policies written at the point in time of first-time consolidation after the insurance portfolio was purchased. Interest accrues on the unamortized PVFP based upon the policy liability rate or contract rate. The capitalized value of life/health insurance policies is amortized over the years that such profits are anticipated to be received in proportion to the estimated gross margins or estimated gross profits for traditional participating products that follow the contribution principle and financial or investment products, respectively, and over the premium paying period in proportion to premiums for other traditional insurance products.

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

     The discount rate used to determine the PVFP corresponds to the opportunity costs for the risk capital used. In selecting the rate of return, the Group considers the magnitude of the risks associated with the type of business being acquired, actuarial factors described in the preceding

                                 ALLIANZ GROUP
paragraph, cost of capital available to the Group to fund the acquisition and compatibility with other Group activities that may favorably affect future profits.

     Other intangible assets include software purchased from third parties or developed internally and real property rights, which are amortized on a straight-line basis over their useful service lives or contractual terms.

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

INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES AND ASSOCIATED ENTERPRISES

     Investments in affiliated enterprises, joint ventures and associated enterprises are generally accounted for using the equity method, such that the carrying value of such investment represents the Group's proportionate share of their net assets. During 2002, the Group reduced the time lag in accounting for all material investments in associates to a period of no more than three months for IFRS. We accounted for this reduction by recording the income and equity changes occurring during the catch-up period (i.e., the period from June 30, 2001 to September 30, 2001), less any amounts already reflected in fiscal 2001 due to their significance, directly in shareholders' equity. The amount of income directly recorded in shareholders' equity in 2002 was E131 million.

     The impact of the terrorist attack of September 11, 2001 on the financial results of Munich Re, our most significant associate, was considered in our 2001 income statement and statement of shareholders' equity in light of the significance and relevance of this impact to our 2001 consolidated financial statements.

     In the case of investments in enterprises that prepare their own consolidated financial statements, their carrying values are based on the sub-group's consolidated equity. The company's share of net income or loss from such investments is included in consolidated net income. The effect of profits and losses from intercompany transactions has been eliminated.

     Investments in affiliated enterprises, joint ventures, and associated enterprises, which are not accounted for using the equity method because they are not material, are carried at cost. Associated enterprises are all those enterprises in which the Group has an interest of between 20 percent and 50 percent, for all of which a significant influence is presumed.

     Income from investments in affiliate enterprises, joint ventures and associated enterprises is included as a separate component of total income as the Group considers income earned from such investments to be consistent with revenues such as realized gains, interest, and dividends earned from other investments.

INVESTMENTS

     Investments include securities held to maturity, securities available for sale, real estate used by third parties and funds held by others under reinsurance contracts assumed. Derivatives used for hedge transactions are included with the classification of the item hedged.

     SECURITIES HELD TO MATURITY are comprised of fixed income securities which the Group has the intent and ability to hold to maturity. They are carried at amortized cost and the related

                                 ALLIANZ GROUP
premium or discount is amortized using the interest method over the life of the security. Amortization of premium or discount is included in interest income.

     SECURITIES AVAILABLE FOR SALE are securities that are not classified as held to maturity or trading assets. Available for sale securities are valued at fair value at the balance sheet date. Unrealized gains and losses, which are the difference between fair value and cost (amortized cost in the case of fixed income securities), are included as a separate component of shareholders' equity, net of deferred taxes, or, for amounts that would be due to participating policyholders if realized, taken to the latent reserve for premium refunds within other insurance reserves. Realized gains and losses on securities are generally determined by applying the average cost method.

     SECURITIES HELD TO MATURITY, SECURITIES AVAILABLE FOR SALE AND INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD are subject to impairment reviews. An impairment charge is recorded if a decline in fair value below the asset's carrying value is deemed to be other than temporary.

     As of the closing date for each quarter and year end, the Group identifies on a group-basis all shares whose market values indicate potential impairment (i.e. recoverable amount is below the group's acquisition cost). Impairment charges to be recognized in net profit or loss are determined on the basis of these data.

     Debt instruments are written down if financial difficulties on the part of the issuer, a default or delay in interest service or repayment of principal or an impending or actual insolvency indicate that repayment of the principal can no longer be expected.

     If in a subsequent period, the amount of the impairment decreases related to an event occurring after the initial impairment charge, such charges are reversed through net income for the period. The maximum amount up to which such write-ups may occur is the acquisition cost or amortized cost, as applicable.

     REAL ESTATE USED BY THIRD PARTIES (i.e., real property and equivalent rights and buildings, including buildings on leased land) is carried at cost less accumulated, scheduled and unscheduled depreciation. Real estate used by third parties is depreciated on a straight-line basis over its estimated life. The fair value of real estate used by third parties is determined by the discounted cash flow method.

     FUNDS HELD BY OTHERS UNDER REINSURANCE CONTRACTS ASSUMED relate to cash deposits to which the Group is entitled, but which the ceding insurer retains as collateral for future obligations of the Group. The cash deposits are recorded on the balance sheet at face value, less any write-downs for balances that are deemed to not be fully recoverable.

INVESTMENTS HELD ON ACCOUNT AND AT RISK OF LIFE INSURANCE POLICYHOLDERS

     Investments held on account and at risk of life insurance policyholders comprise mainly investments funding unit-linked life insurance policies and investments to cover obligations under policies where the benefits are index-linked. They are valued at market value on the balance sheet date. Unrealized gains and losses arising from market valuations lead to a corresponding increase or decrease in the related insurance reserves.

     Group enterprises keep and invest these investments separately from the Group's own investments. Policyholders are entitled to all gains and losses relating to this investments and therefore to the total amount of all the investments shown under this heading.

                                 ALLIANZ GROUP

DERIVATIVES

     The Group's insurance companies selectively use derivative financial instruments such as swaps, options and futures to hedge against changes in prices or interest rates in their investment portfolio. In the Group's banking business, derivatives are used both for trading purposes and to hedge against movements in interest rates, currency and other price risks of their investments, loans, deposit liabilities and other interest sensitive assets and liabilities.

     For derivatives used for hedging purposes, the Group designates its derivative instruments as a fair value cash flow, or hedge of a net investment in a foreign entity. Pursuant to IAS 39, the Group documents the hedge relationship, as well as its risk-management objective and strategy for entering into various hedge transactions. The company also assesses, both at the hedge's inception and on an on-going basis, whether the derivatives that are used for hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

     The Group discontinues hedge accounting prospectively when it is determined that the derivative is no longer highly effective, the derivative or the hedged item expires, or is sold, terminated or exercised, or when management determines that designation of the derivative as a hedging instrument is no longer appropriate. When a fair value hedge is discontinued, the Group continues to carry the derivative on balance sheet at its fair value, and no longer adjusts the hedged item for changes in fair value. The adjustment of the carrying amount of the hedged item is accounted for in the same manner as other components of the carrying amount of that item. When hedge accounting for a cash flow hedge is discontinued, the Group continues to carry the derivative on balance sheet at its fair value and any unrealized gains and losses accumulated in shareholder's equity are recognized immediately. When a hedge of a net investment in a foreign entity is discontinued, the Group continues to carry the derivative on balance sheet at its fair value and any net unrealized gain or losses accumulated in shareholder's equity remain in shareholder's equity until the disposal of the foreign entity.

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

     Fair value hedges: The risk of changes in the fair value of reported assets or liabilities is hedged by a fair value hedge. Changes in the fair value of a hedging instrument are recognized in current period income, and classified together with the pro rata share of the profit or loss attributable to the change in value of the hedged risk recognized in the income statement.

     Cash flow hedges: Cash flow hedges reduce the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or attributable to future cash flows from a firm commitment or a forecasted transaction. Any value changes in derivative instruments that represent an effective hedge are recorded under shareholders' equity, and recognized in income when the offsetting gain or loss associated with the hedged item is recognized. The ineffective part of the hedge is recognized directly in the income statement in the current period.

     Hedges of a net investment in a foreign entity: Hedge accounting may be applied to hedge a net investment in a foreign entity. Financial instruments are used to hedge currency risk. The proportion of gains or losses arising from valuation of the hedging instrument, which is classified

                                 ALLIANZ GROUP
as an effective hedge, is recognized in shareholders' equity, while the ineffective part is recognized in the income statement.

     For fair value and cash flow hedges of investment securities or loans, the hedge instrument is classified in the same balance sheet category as the hedged item when the hedge instrument has a positive fair value, and in Other Liabilities when the hedge instrument has a negative fair value. For fair value and cash flow hedges of debt issued and for hedges of a net investment in a foreign entity, the hedge instrument is included in Other Assets or Other Liabilities.

LOANS AND ADVANCES TO BANKS AND CUSTOMERS

     Loans and advances to banks and customers originated by the Group and its consolidated subsidiaries that are intended to be held to maturity are generally carried at their outstanding unpaid principal balance net of the allowance for loan losses, deferred fees and costs on origination, and unamortized premiums or discounts. Interest revenues are accrued on the unpaid principal balance. Net deferred fees and premiums or discounts are recorded as an adjustment of the interest revenue yield over the lives of the related loans.

     Loans are placed on non-accrual status when management determines that the payment of principal or interest is doubtful. Management's judgment is applied based on its credit assessment of the borrower. Non-accrual loans consist of loans on which interest income is no longer recognized on an accrued basis, and loans for which a specific provision is recorded for the entire amount of accrued interest receivable. When a loan is placed on non-accrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenues. Loans can only be restored to accrual status when interest and principal payments are made current (in accordance with the contractual terms), and in management's judgment, future payments in accordance with those terms are reasonably assured. When there is a doubt, regarding the ultimate collectibility of the principal of a loan placed in non-accrual status, all cash receipts are applied as reductions of principal. Once the recorded principal amount of the loan is reduced to zero, future cash receipts are recognized as interest income.

     Included in loans and advances to banks and customers are outstanding reverse repurchase transactions. A reverse repurchase transaction involves the purchase of securities with the simultaneous obligation to sell these securities at a future date at an agreed-upon price. If control of the securities remains in the Group over the entire lifetime of the transactions, the securities concerned are included in the Group's balance sheet and are valued in accordance with the accounting principles for trading assets or investments. Interest income on reverse repurchase agreements is reported as interest income in the consolidated income statement.

LOAN IMPAIRMENTS AND PROVISIONS

     Impaired loans represent loans, for which, based upon current information and events, it is probable that the Group will not be able to collect all interest and principal amounts due in accordance with the contractual terms of the loan agreements. Impaired loans are generally placed on non-accrual status.

     The allowance for loan losses represents management's estimate of probable losses that have occurred in the loan portfolio and other lending-related commitments as of the date of the consolidated financial statements. The allowance for loan losses is reported as a reduction of assets and the provisions for contingent liabilities, such as guarantees, loan commitments and other obligations are carried as liabilities.

                                 ALLIANZ GROUP

     To allow management to determine the appropriate level of the allowance for loan losses, all significant counterparty relationships are periodically reviewed. Specific allowances are established for impaired loans. The measurement of specific loss is determined by the excess of the recorded investment in the loan, including accrued interest, over either the present value of the expected future cash flows, the fair value of the underlying collateral or the market price of the loan. The country risk component is for loan exposures in countries where there are serious doubts about the debtors' abilities to comply with the repayment terms due to the economic or political situations prevailing in their respective countries of domicile, that is, for transfer and currency conversion risks. General losses (inherent losses) are established to provide for incurred but unidentified losses that are inherent to the loan portfolio. The amount of this allowance is determined based upon historical loss experience and management's evaluation of the loan portfolio under current events and economic conditions.

     Amounts determined to be uncollectible are charged to the allowance or written-off directly against the loan balance. Subsequent recoveries, if any, are credited to the allowance. The provision for loan loss, which is charged to income, is the amount necessary to adjust the allowance to a level determined through the process described above.

LEASE FINANCING TRANSACTIONS

     Loans and advances to customers include the Group's gross investment in leases less unearned finance income relating to lease financing transactions for which the Group is the lessor. The gross investment in leases is the aggregate of the minimum lease payments and any unguaranteed residual value accruing to the Group. Lease financing transactions include direct financing leases and leveraged leases. The unearned finance income is amortized over the period of the lease so as to produce a constant periodic rate of return on the net investment outstanding in respect of the finance lease.

TRADING ASSETS

     Trading assets consist of debt and equity securities, derivatives with positive market values, promissory notes and precious metal holdings, which have been acquired solely for sale in the near term. They are classified as "Held for trading" on account of their purpose and are reported at fair value at the balance sheet date. Changes in fair value are recognized directly in the income statement. Exchange-traded financial instruments are valued at the exchange prices prevailing on the last exchange trading day of the year. To determine the market values of unlisted financial instruments, quotations of similar instruments or other valuation models (in particular present value models or option pricing models) are used. Creditworthiness, settlement costs and market liquidity are also taken into account as integral components of the valuation process. Realized gains and losses on securities are primarily calculated based on the average cost method.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include balances with banks payable on demand, balances with central banks, checks and cash on hand, treasury bills (to the extent that they are not included in trading assets), and bills of exchange which are eligible for refinancing at central banks, subject to a maximum term of six months from the date of acquisition. Cash and cash equivalents are stated at their face value, with holdings of foreign notes and coins valued at year-end closing prices.

                                 ALLIANZ GROUP

OTHER ASSETS

     Other assets consist of real estate owned by the Allianz Group and used for its own activities, equipment, accounts receivable, deferred acquisition costs, prepaid expenses and miscellaneous assets.

     REAL ESTATE OWNED BY THE ALLIANZ GROUP USED FOR ITS OWN ACTIVITIES (e.g., real property, and buildings, including buildings on leased land) is carried at cost less accumulated, scheduled and unscheduled depreciation. The capitalized cost of buildings is calculated on the basis of acquisition cost and depreciated over a maximum of 50 years in accordance with their useful lives. Buildings owned by the Allianz Group for its own use are depreciated on a straight-line basis over their estimated useful lives.

     EQUIPMENT is carried at cost, less accumulated depreciation. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. The estimated useful life of equipment is 2 to 10 years, except for purchased information technology equipment which is 2 to 8 years. An impairment loss is recognized when the recoverable amounts of these assets are less than their carrying amount. Costs for repairs and maintenance are charged to expenses while improvements are capitalized.

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

SECURITIES BORROWING AND LENDING

     The Group enters into securities borrowing and lending transactions on behalf of its customers and to fulfill its own obligations to deliver or take delivery of securities and to maximize returns on the investment-portfolios of the insurance companies. Such transactions involve the transfer of securities from one market participant (lender) to a counterparty (borrower), for a certain period of time. If the lender retains control, the lender continues to report the securities involved on its balance sheet, whereas borrowed securities are not reported. Securities borrowed and securities loaned are recorded at the amount of cash advanced and received, respectively, and are collateralized primarily by equity and fixed income securities. Securities borrowed transactions generally require the Group to deposit cash collateral with the securities lender. In a securities loaned transaction, the Group generally receives cash collateral in an amount equal to or in excess of the market value of the securities loaned. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is obtained if necessary. Income and expenses from securities borrowing and lending transactions are recognized on an accrual basis and reported under "Interest and similar income" or "Interest and similar expenses".

                                 ALLIANZ GROUP

     In cases where securities lending transactions are combined with forward contracts with the same counterparty ("structured securities lending transactions"), both the securities lending transaction and derivative instrument are considered collectively in assessing whether the Group has surrendered of the securities, resulting in the derecognition of securities. Upon derecognition, gains and losses are recognized as the difference between the value of consideration received and the carrying value of the securities.

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

SUPPLEMENTARY INFORMATION ON EQUITY AND LIABILITIES

SHAREHOLDERS' EQUITY

     Treasury stock held by the Group is stated as shares held by the company. These shares are deducted from shareholders' equity at cost. Gains and losses arising from trading in treasury stock held by the company are added to revenue reserves after income tax has been deducted.

     COMPREHENSIVE INCOME is defined as the change in equity of an entity excluding transactions with shareholders such as the issuance of common or preferred shares, payment of dividends and purchase of treasury shares. Comprehensive income has two major components: net income, as reported in the Consolidated Income Statement, and other comprehensive income. Other comprehensive income includes such items as unrealized gains and losses on foreign currency translation, securities available for sale, and derivatives involved in hedging relationships net of applicable deferred income taxes. It also includes, where applicable, adjustments to insurance policyholder liabilities and deferred acquisition costs. Comprehensive income does not include changes in the fair value of non-marketable securities and other assets generally carried at cost.

INSURANCE RESERVES

     Insurance reserves include unearned premiums, the aggregate policy reserves, reserves for loss and loss adjustment expenses, and other insurance reserves. Premiums written attributable to income of future years are accrued in unearned premiums. These premiums are distributed to the current fiscal year and subsequent years in relation to the exact risk coverage period. However, if there is no proportionality between risk and premium, account must be taken of the varying development of risk over time.

     Unearned premiums for reinsurance business assumed are generally based on the calculations of the cedant.

                                 ALLIANZ GROUP

     The AGGREGATE POLICY RESERVE for traditional life insurance products, including the reserve for advancing age in health insurance, is based on actuarial principles and is calculated using the present value of future benefits less the present value of future net premiums. Reserves for traditional participating insurance products that follow the contribution principle are computed based on assumptions for mortality and interest that are guaranteed in the contracts or are used in determining dividends. Reserves for other traditional life insurance products are determined using Group experience as to mortality, morbidity, lapses, and interest rates, with a provision for adverse deviation. The Group may vary assumptions by year of policy issue.

     The aggregate policy reserve for financial and investment products is equal to the account value. Account values are not actuarially determined. Rather, account values are equal to the premium received and interest credited to the policy less deductions for mortality costs and expense charges assessed against the policyholder. Mortality costs and expense charges are established by the Group based upon its experience and cost structure and in accordance with policy terms.

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

     The calculation of aggregate policy reserves is in compliance with various U.S. Financial Accounting Standards (FAS), such as FAS 60, FAS 97, and FAS 120. The calculation of aggregate policy reserves depends on the extent to which policyholders benefit from any surpluses earned on insurance policies. The assumptions on which the calculation is based vary, particularly with regard to mortality, morbidity, interest rates and the treatment of acquisition costs. A distinction is drawn between the following situations:

     -- policyholders participate in surpluses in the same proportion as their policies have contributed to these surpluses. Policyholders do not participate in losses. This is referred to as the contribution principle. Assumptions in this case are conservative and contractually agreed, so there is a strong probability that surpluses will arise, most of which have to be distributed to policyholders. Acquisition costs are deferred over the term of the policies in the same proportion as the surpluses in individual years contribute to the surplus on the portfolio concerned.

     -- policyholders participate in a surplus on the basis of a mechanical or non-contributory system, and policyholders are guaranteed fixed benefits and do not participate in any profits. All other benefits and risks are carried by the insurer. Assumptions in these cases, including provisions for adverse deviations, are used which are based on values at the time when the policy is taken out. In health insurance the insurer has the option of adjusting premiums when the assumptions change. Acquisition costs are also recognized over the terms of these policies, but in the same proportion as premiums written for the year concerned compared to the total premium income.

     -- policyholders carry not only the investment risk and corresponding opportunities for benefit, but also any losses (e. g. unit-linked insurance policies). The aggregate reserve for these policies is shown under a separate liability heading "Insurance reserves for life

                                 ALLIANZ GROUP
        insurance where the investment risk is carried by policyholders." In this case, the aggregate reserve is not calculated actuarially, but rather it moves in line with the value of the related investments.

     -- policyholders are entitled, within certain limits, to vary the level of premium payments, and the life insurance enterprise does not generally give any contractual guarantees about minimum rate of return or the level of management fees (e. g. universal life policies). In this case, the aggregate reserve is not calculated actuarially, but rather it moves in line with the policyholders' account balances.

     The interest rate assumptions were as follows:

                                                             POLICIES USING THE      OTHER
                                                           CONTRIBUTION PRINCIPLE   POLICIES
                                                           ----------------------   --------
Aggregate policy reserves................................           3-4%              3-7%
Deferred acquisition costs...............................           5-6%              5-7%

     Acquistion costs are deferred over the term of the policies in the same proportion as the surpluses in individual years contribute to the surplus on the portfolio concerned.

     THE RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSES is for future payment obligations under insurance claims, where normally either the amount of benefits to be paid or the date when payments are to be made is not yet fixed. The reserve for loss and loss adjustment expenses is calculated at the estimated amount considered necessary to settle claims in full. It is calculated using recognized actuarial methods. Unusual cases are calculated on an individual basis. Past experience is taken into account as well as current and future anticipated social and economic factors. With the exception of claims for which annuity reserves have been established, claim reserves are not discounted. The necessary estimates may mean that the payment obligations calculated may differ from the ultimate costs.

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

     The reserve for premium refunds includes the amounts allocated under the relevant local statutory or contractual regulations to the accounts of the policyholders and the amounts resulting from the differences between these IFRS based financial statements and the local financial statements (latent reserve for premium refunds), which will reverse and enter into future deferred profit sharing calculations. These differences are recognized on a future accrual basis and reported in profit participation accounts.

     Unrealized gains and losses in connection with the valuation of investments are recognized in the latent reserve for premium refunds to the extent that the policyholder will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized.

                                 ALLIANZ GROUP

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

     Other insurance reserves also include the premium deficiency reserve which is calculated individually for each insurance portfolio on the basis of estimates of future claims, costs, premiums earned and proportionate investment income. For short duration contracts, a premium deficiency is recognized if the sum of unexpected claim costs, claim adjustment expenses, expected dividends to policyholders, unamortized acquisition costs, and maintenance expenses exceeds related unearned premiums while considering anticipated investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expense indicate that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover unamortized acquisition costs, then a premium deficiency is recognized.

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

     Liabilities to banks and customers also include repurchase ("repo") transactions. Repo transactions involves the sale of securities by the Group to a counterparty, subject to the simultaneous agreement to repurchase these securities at a certain later date, at an agreed price. If control of the securities remains in the Group over the entire lifetime of the transactions, the securities concerned are retained in the Group's balance sheet and are valued in accordance

                                 ALLIANZ GROUP
with the accounting principles for trading assets or investments. The proceeds of the sale are reported under "Liabilities to banks" or "Liabilities to customers" as appropriate.

     Interest expenses from repos are reported as Interest and similar expenses in the consolidated income statement.

TRADING LIABILITIES

     Trading liabilities primarily include derivatives with negative market values and obligations to deliver assets arising from short sales of securities, which are carried out in order to benefit from short-term price fluctuations. The securities required to close out short sales are obtained through securities borrowing or repurchase agreements. These liabilities are valued the same as trading assets.

OTHER ACCRUED LIABILITIES

     Pension and similar reserves are calculated taking local circumstances into account as well as current mortality, morbidity and employee turnover projections. Expected future trends in salaries and wages, retirement rates and pension increases are also taken into account. The notional interest rate used is based on the rate for long-term, highly rated corporate or government bonds.

     Accrued taxes are calculated in accordance with relevant local tax regulations.

     Miscellaneous accrued liabilities primarily include reserves for restructuring, for anticipated losses arising from non-insurance business, for litigation, for employees (e.g., early retirement, phased retirement, employee awards for long service, and vacation) and agents (e.g., unpaid commissions).

OTHER LIABILITIES

     Other liabilities include funds held under reinsurance business ceded, accounts payable on direct insurance business, accounts payable on reinsurance business, and miscellaneous liabilities. These are reported at the redemption value.

DEFERRED TAXES

     The calculation of deferred tax is based on temporary differences between the carrying amounts of assets or liabilities in the published balance sheet and their tax bases, and on differences arising from the application of uniform valuation policies for consolidation purposes. The tax rates used for the calculation of deferred taxes are the local rates applicable in the countries concerned; changes to tax rates already adopted prior to or as of the balance sheet date are taken into account.

PREMIUMS

     Property-casualty insurance premiums are recognized as revenues over the period of the contract in proportion to the amount of insurance protection provided. Unearned premiums are calculated separately for each individual policy to cover the unexpired portion of written premiums.

     Health insurance premiums for long duration contracts such as non-cancelable and guaranteed renewable contracts that are expected to remain in force over an extended period of time are recognized as earned when due. Premiums for short duration health insurance contracts

                                 ALLIANZ GROUP
are recognized as revenues over the period of the contract in proportion to the amount of insurance protection provided. Unearned premiums are calculated separately for each individual policy to cover the unexpired portion of written premiums.

     In the case of premiums for life insurance products where the policyholder carries the investment risk (e.g., variable annuities), only those parts of the premiums used to cover the risks insured and costs involved are treated as premium income.

     Life insurance premiums on traditional life insurance policies are recognized as earned when due. Premiums on short duration life insurance policies are recognized as revenues over the period of the contract in proportion to the amount of insurance protection provided. Unearned premiums are calculated separately for each individual policy to cover the unexpired portion of written premiums. Benefits and expenses are provided against such revenues to recognize profits over the estimated life of the policies.

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

FEE AND COMMISSION INCOME AND EXPENSES

     Interest income and interest expenses are recognized on an accrual basis. Reporting of current income includes interest, dividends from equity securities, the share of net income from enterprises accounted for using the equity method, dividend income from investments in affiliated enterprises and participations, and interest recognized on finance leases. Dividends are recognized in income when received. Interest on finance leases is recognized in interest income over the term of the respective lease so that a constant yield based on the net investment is attained.

     In addition to traditional commission income received on security transactions, fee and commission income in the securities business also includes commissions received in relation to private placements, syndicated loans and financial advisory services. Other fees reflect commissions received for trust and custody services, for the brokerage of insurance policies, credit cards, home loans and savings contracts and real estate. Fee and commission income is recognized in banking business when the corresponding service is provided.

                                 ALLIANZ GROUP

TRUSTEE BUSINESS

     Assets and liabilities held by the Group in its own name, but for the account of third parties, are not reported in the balance sheet. Commissions received from such business are shown as "Fee and commission income" in the income statement.

CONSOLIDATED CASH FLOW STATEMENT

     The consolidated statement of cash flows shows the structure of and changes in cash and cash equivalents of Allianz Group during the financial year from the cash flows arising from operating activities, investing activities and financing activities. The cash flows from investing activities primarily comprise of changes in investment securities (such as securities available for sale or held to maturity). Financing activities include all cash flows from transactions involving equity capital, participation certificates and subordinated liabilities. Cash flows from operating activities contain all other activities, which belong to the principal revenue-generating activities.

EQUITY REMUNERATION PLANS

     The Group has elected to account for its share awards (stock appreciation rights) under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees as permitted by Statement 123, Accounting for Stock Based Compensation. Under the intrinsic value-based method, compensation expense is the excess, if any, of the quoted market price of the underlying shares at the balance sheet date over the reference price at the grant date. Compensation expense is recorded over a period in which employees perform services to which the awards relate. An increase or decrease in market price of the underlying shares results in a corresponding change in compensation expense. Compensation expense is reversed in the period an award is forfeited.

     The following table illustrates the pro forma effect on net income (loss) and earnings per share for each period indicated as if the Group applied the fair value recognition provisions of Statement 123 to its equity remuneration plans. See Note 44 for a description of the method and fair value assumptions used in estimating the fair value of options.

                                                           YEAR ENDED DECEMBER 31
                                                        ----------------------------
                                                          2002      2001      2000
                                                        --------   -------   -------
                                                              (E IN MILLIONS)
Net income, as reported...............................  E (1,167)  E 1,623   E 3,460
Add: Share-based compensation expense included in
  reported net income, net of related tax effects.....         5        27        21
Deduct: Share-based compensation expense determined
  under fair value method for all awards, net of
  related tax effects.................................         6        31        23
                                                        --------   -------   -------
Pro forma net income (loss)...........................  E (1,168)  E 1,619   E 3,458
                                                        ========   =======   =======
Earnings (loss) per share:
  Basic-as reported...................................  E  (4.81)  E  6.66   E 14.10
  Basic-pro forma.....................................  E  (4.81)  E  6.65   E 14.09

  Diluted-as reported.................................  E  (4.81)  E  6.66   E 14.10
  Diluted-pro forma...................................  E  (4.81)  E  6.65   E 14.09

                                 ALLIANZ GROUP

SEGMENT REPORTING

     Information on segments is reported separately in the consolidated financial statements. Segment information has been prepared on the basis of the accounting regulations used to prepare the consolidated financial statements as a whole. In determining the segments of the Group, management evaluates the organization of the Group, the revenue generating activities of the Group, the Group's internal management reporting process and the level of financial information available and utilized by the Management Board in reviewing performance.

     As a result of the Group's worldwide organization, the business activities of the Group are first segregated by product and type of service: insurance activities, banking activities and asset management activities. Due to differences in the nature of products, risks and capital allocation, insurance activities are further divided between property-casualty and life/health categories. Thus, the operating segments are structured as Property-Casualty, Life/Health, Banking, and Asset Management. The Group does not aggregate separate operating segments.

     Based on various legal, regulatory and other operational issues associated with operating entities in jurisdictions worldwide, the segments of the Group are also further analyzed by geographical areas or regions in a matrix that comprises a number of profit and service-center segments. This geographic analysis is performed to provide further understanding of trends and results underlying the segment data.

     Property-Casualty: The Group's property-casualty segment provides automobile, homeowners, liability, travel and other personal lines products. Additionally, the Group provides commercial and industrial coverages to business enterprises of all sizes.

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

                   SUPPLEMENTARY INFORMATION ON GROUP ASSETS

(5) INTANGIBLE ASSETS

     Intangible assets for the years ended December 31, were:

                                                               2002     2001
                                                              E(MN)    E(MN)
                                                              ------   ------
Goodwill....................................................  13,786   12,649
Other intangible assets.....................................   4,487    4,262
                                                              ------   ------
Total.......................................................  18,273   16,911
                                                              ======   ======

                                 ALLIANZ GROUP

GOODWILL

     Changes in goodwill for the years ended December 31:

                                                            2002     2001     2000
                                                           E(MN)    E(MN)    E(MN)
                                                           ------   ------   ------
Gross amount capitalized as of beginning of year.........  14,963    8,899    5,306
Accumulated amortization as of beginning of year.........  (2,314)  (1,506)  (1,010)
                                                           ------   ------   ------
Value stated as of beginning of year.....................  12,649    7,393    4,296
Translation differences..................................    (532)     134       35
                                                           ------   ------   ------
Value stated as of beginning of year.....................  12,117    7,527    4,331
Reclassification.........................................    (228)     350       --
Additions................................................   3,059    5,580    3,557
Amortization.............................................  (1,162)    (808)    (495)
                                                           ------   ------   ------
Value stated as of end of year...........................  13,786   12,649    7,393
Accumulated amortization as of end of year...............   3,476    2,314    1,506
                                                           ------   ------   ------
Gross amount capitalized as of end of year...............  17,262   14,963    8,899
                                                           ======   ======   ======

     Intangible assets amortization expense is estimated to be E823 million in 2003, E803 million in 2004, E690 million in 2005, E187 million in 2006, and E173 million in 2007.

     The reclassification in 2002 represents the goodwill in associated companies, which beginning in 2002, is recognized as part of the interest in associated companies. This reclassification comprises the following:

     -- E181 million Munchner Ruckversicherungs-AG,

     -- E47 million AV Packaging GmbH and Schmalbach-Lubeca AG.

     Major additions in 2002 include the following:

     -- E138 million from the acquisition of a 99.1% interest in Slovenska poist'ovna a.s., Bratislava;

     -- E2,002 million from the increase of the interest in Dresdner Bank AG, Frankfurt/Main, by 21.5% to 100%;

     -- E633 million from the increase of the interest in Allianz
        Lebensversicherungs-AG, Stuttgart, by 40.5% to 91.0%;

     -- E94 million from the increase of the interest in Bayerische
        Versicherungsbank AG, Munich, by 45.0% to 90.0%;

     -- E57 million from the increase of the interest in Frankfurter
        Versicherungs-AG, Frankfurt/Main, by 50.0% to 100.0%.

     The reclassification in 2001 relates to the interest of the Group in the goodwill shown in the balance sheet of Dresdner Bank prior to acquisition of the majority shareholding on July 23, 2001.

     Amortization of goodwill is shown separately in the income statement under item 13. There were no write-downs of goodwill in 2002, 2001 or 2000.

                                 ALLIANZ GROUP

SOFTWARE

     The following table presents changes in capitalized software during the years ended December 31:

                                                              2002    2001    2000
                                                             E(MN)    E(MN)   E(MN)
                                                             ------   -----   -----
Gross amount capitalized as of beginning of year...........   2,439   1,356   1,086
Accumulated amortization as of beginning of year...........  (1,003)   (762)   (572)
                                                             ------   -----   -----
Valuation stated as of beginning of year...................   1,436     594     514
Translation differences....................................     (19)      6       6
                                                             ------   -----   -----
Value stated as of beginning of year.......................   1,417     600     520
Additions..................................................     497     491     320
Changes in the group of consolidated companies.............     (68)    612      14
Disposals..................................................    (157)    (26)    (59)
Amortization charge........................................    (408)   (241)   (201)
                                                             ------   -----   -----
Value stated as of end of year.............................   1,281   1,436     594
Accumulated amortization as of end of year.................   1,411   1,003     762
                                                             ------   -----   -----
Gross amount capitalized as of end of year.................   2,692   2,439   1,356
                                                             ======   =====   =====

     The balance sheet value amounting to E1,281 million at December 31, 2002 (2001: E1,436 million) includes E630 million (2001: E619 million) for software developed in-house and E651 million (2001: E817 million) for software purchased from third parties. Software is amortized according to its useful life with a maximum of five years.

CAPITALIZED VALUE OF LIFE/HEALTH INSURANCE PORTFOLIOS

     The following table presents changes in the capitalized value of life and health insurance portfolios during the years ended December 31:

                                                              2002    2001    2000
                                                              E(MN)   E(MN)   E(MN)
                                                              -----   -----   -----
Gross amount capitalized as of beginning of year............  1,999   1,975   1,900
Accumulated amortization as of beginning of year............   (625)   (457)   (192)
                                                              -----   -----   -----
Value stated as of beginning of year........................  1,374   1,518   1,708
Translation differences.....................................    (25)     13      21
                                                              -----   -----   -----
Value stated as of beginning of year........................  1,349   1,531   1,729
Additions...................................................    645      11     114
Amortization charge.........................................   (226)   (168)   (325)
                                                              -----   -----   -----
Value stated as of end of year..............................  1,768   1,374   1,518
Accumulated amortization as of end of year..................    851     625     457
                                                              -----   -----   -----
Gross amount capitalized as of end of year..................  2,619   1,999   1,975
                                                              =====   =====   =====

     The capitalized value of life/health insurance portfolios was determined using discount rates ranging from 12.0% to 15.0%. Interest rates between 3.5% and 8.5% were applied for interest not yet due.

                                 ALLIANZ GROUP

     The additions under capitalized value of life insurance portfolios in 2002 include primarily the amount of E525 million relating to an increase of ownership interest from 40.5% to 91.0% in Allianz Lebensversicherungs-AG, Stuttgart, and in 2001 to first-time consolidation of the subsidiary Malaysia British Assurance Life, Kuala Lumpur. Major additions in 2000 relate to first-time consolidation of the subsidiary Life ZA Leven, Nieuwegein.

     Amortization of the capitalized value of life/health insurance portfolios net of interest accrued is included in acquisition costs and administrative expenses. The amount of interest accrued on the amortized present value of future profits in 2002 is E78 million (2001: E99 million and 2000: E119 million).

     Amortization in 2000 includes a E132 million write-down of present value of future profit for Allianz First Life Insurance Company Limited, Seoul due to changing conditions in the capital market.

     The percentage of the capitalized value as of December 31, 2002 that is expected to be amortized in 2003 is 8.1% (7.3% in 2004, 6.5% in 2005, 5.5% in 2006, and 4.9% in 2007).

     Other intangible assets also include capitalized loyalty bonuses for senior management of the PIMCO Group, Delaware, amounting to E329 million at December 31, 2002 (2001: E574 million), which are amortized on a straight-line basis over five years.

     During 2001, assets of E659 million were recognized for the value of the brand names "Dresdner Bank" and "dit" (Deutscher Investment-Trust), and these are amortized on a straight-line basis over 20 years. The purchase of additional shares of Dresdner Bank AG in 2002 increased the carrying amount of the brand names by E224 million. After write-offs of E39 million (2001: E15 million) in the fiscal year, the carrying amount of the brand names at balance sheet date amounted to E829 million (2001: E644 million).

(6) INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES AND ASSOCIATED ENTERPRISES

     The following represents the Group's investments in affiliated enterprises, joint ventures and associated enterprises as of December 31:

                                                               2002     2001
                                                              E(MN)    E(MN)
                                                              ------   ------
Affiliated enterprises......................................     939      870
Joint ventures..............................................      22      105
Associated enterprises......................................  10,384    9,272
                                                              ------   ------
          Total stated value................................  11,345   10,247
                                                              ======   ======
          Total market value................................  15,013   24,134
                                                              ======   ======

     The market value is primarily based on stock exchange quotations.

     The amount of investments in affiliated enterprises, joint ventures and associated enterprises that relates to banks was E4,349 million (2001: E2,079 million).

     The following information relates to the affiliated enterprises, joint ventures and associated enterprises of the Group at December 31, 2002, which are listed in Note 46, Selected Subsidiaries and Other Holdings, under the heading Associated enterprises.

                                 ALLIANZ GROUP

BALANCE SHEET:

                                                               2002      2001
                                                               E(MN)     E(MN)
                                                              -------   -------
Accounts receivable.........................................   18,035    17,857
Loans and advances to banks and customers...................  188,007     6,641
Financial investments.......................................  202,914   168,809
Inventories.................................................    4,945     1,259
Land/building...............................................   12,234    12,353
Cash and cash equivalents...................................    4,050     2,886
Other assets................................................   41,546    17,724
                                                              -------   -------
          Total assets......................................  471,731   227,529
                                                              =======   =======
Deposits....................................................   72,141        --
Insurance reserves..........................................  154,445   140,843
Loans and financial liabilities.............................  156,442    13,150
Accounts payable............................................    9,529       422
Other liabilities...........................................   47,899    37,895
Minority interest...........................................      748     2,162
Equity......................................................   30,527    33,057
                                                              -------   -------
          Total liabilities and equity......................  471,731   227,529
                                                              =======   =======

INCOME STATEMENT:

                                                            2002     2001     2000
                                                           E(MN)    E(MN)    E(MN)
                                                           ------   ------   ------
Earned premium...........................................  33,239   30,220   28,347
Interest income..........................................   3,353   10,046   17,452
Other investment income..................................  18,865   15,415   12,721
Sales....................................................  15,029    8,413    4,262
Other revenue............................................   2,354    4,747    7,873
                                                           ------   ------   ------
          Total revenue..................................  72,840   68,841   70,655
Claims/benefit expenses..................................  30,725   29,174   28,352
Acquisition costs........................................   6,919    6,718    6,177
Interest expenses........................................   3,491    7,894   13,153
Other investment expenses................................   9,616    3,592      538
Cost and goods sold......................................   6,618    4,237    1,560
Other expenses...........................................  11,818   11,794   15,928
                                                           ------   ------   ------
          Total expenses.................................  69,187   63,409   65,708
                                                           ------   ------   ------
Taxes (benefit)..........................................  (1,131)   1,137    1,220
Minority interest........................................     (34)     174      184
                                                           ------   ------   ------
          Net income (after taxes).......................   4,818    4,121    3,543
                                                           ======   ======   ======

                                 ALLIANZ GROUP

(7) INVESTMENTS

     Investments comprise the following:

                                                               2002      2001
                                                               E(MN)     E(MN)
                                                              -------   -------
Securities held to maturity.................................    6,533     7,688
Securities available for sale...............................  265,997   322,192
Real estate used by third parties...........................   10,747    12,004
Funds held by others under reinsurance contracts assumed....    2,063     3,418
                                                              -------   -------
          Total.............................................  285,340   345,302
                                                              =======   =======

SECURITIES HELD TO MATURITY

     The following tables present amortized cost, fair value and unrealized gains and losses for securities held to maturity:

                                                        AS OF DECEMBER 31, 2002
                                              -------------------------------------------
                                              AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                                COST        GAINS        LOSSES     VALUE
                                                E(MN)       E(MN)        E(MN)      E(MN)
                                              ---------   ----------   ----------   -----
Government and government agency bonds:
     Germany................................      553         13          --          566
     France.................................      873         10          --          883
     Italy..................................      326         14          --          340
     Mexico.................................      263         12          --          275
     Other..................................      269         13          --          282
                                                -----        ---           --       -----
                                                2,284         62          --        2,346
Corporate bonds.............................    2,301         87          --        2,388
Other.......................................    1,948         79          --        2,027
                                                -----        ---           --       -----
          Total.............................    6,533        228          --        6,761
                                                =====        ===           ==       =====

                                                        AS OF DECEMBER 31, 2001
                                              -------------------------------------------
                                                                       ------------------
                                              AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                                COST        GAINS        LOSSES     VALUE
                                                E(MN)       E(MN)        E(MN)      E(MN)
                                              ---------   ----------   ----------   -----
Government and government agency bonds:
     Germany................................      684         11            8         687
     France.................................      760         --            9         751
     Other..................................    1,378          1           17       1,362
                                                -----        ---          ---       -----
                                                2,822         12           34       2,800
Corporate bonds.............................    2,094         58           28       2,124
Corporate mortgage-backed securities........      225          2            7         220
                                                -----        ---          ---       -----
                                                2,319         60           35       2,344
Other.......................................    2,547        149           33       2,663
                                                -----        ---          ---       -----
          Total.............................    7,688        221          102       7,807
                                                =====        ===          ===       =====

                                 ALLIANZ GROUP

     The fair value of individual securities can fall temporarily below their carrying value, but, provided there is no risk resulting from changes in financial standing, such securities are not written down in value. Write-downs (impairment) on securities held to maturity totaled E31 million (2001: E35 million and 2000: E2 million).

SECURITIES AVAILABLE FOR SALE

     The following tables present amortized cost, fair value and unrealized gains and losses for securities available for sale:

                                                              AS OF DECEMBER 31, 2002
                                                   ---------------------------------------------
                                                   AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                     COST        GAINS        LOSSES      VALUE
                                                     E(MN)       E(MN)        E(MN)       E(MN)
                                                   ---------   ----------   ----------   -------
Fixed Maturities:
Government and agency mortgage-backed securities
  (residential and commercial)...................     9,982         352            2      10,332
Corporate mortgage-backed securities (residential
  & commercial)..................................     3,221         239            9       3,451
Other asset-backed securities....................     1,729         110            1       1,838
Government and government agency bonds:
     Germany.....................................    46,192       2,562           47      48,707
     Austria.....................................     2,619         145           14       2,750
     France......................................    10,471         787          134      11,124
     United States...............................     5,518         229            8       5,739
     United Kingdom..............................     1,580          76           --       1,656
     Italy.......................................    22,417         944           83      23,278
     Switzerland.................................     2,014         128            1       2,141
     Spain.......................................     5,961         511           44       6,428
     Belgium.....................................     2,310         143           23       2,430
     Korea.......................................     2,076          78            1       2,153
     Other.......................................     9,615         495           69      10,041
                                                    -------      ------       ------     -------
                                                    125,705       6,799          436     132,068
  Corporate bonds................................    74,825       5,102          462      79,465
                                                    -------      ------       ------     -------
  Total fixed maturities.........................   200,530      11,901          898     211,533
  Equity securities..............................    53,066       5,172       10,067      48,171
  Other..........................................     6,061         253           21       6,293
                                                    -------      ------       ------     -------
          Total..................................   259,657      17,326       10,986     265,997
                                                    =======      ======       ======     =======

                                 ALLIANZ GROUP

                                                              AS OF DECEMBER 31, 2001
                                                   ---------------------------------------------
                                                   AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                     COST        GAINS        LOSSES      VALUE
                                                     E(MN)       E(MN)        E(MN)       E(MN)
                                                   ---------   ----------   ----------   -------
Fixed Maturities:
Government and agency mortgage-backed securities
  (residential and commercial)...................     2,566          51          19        2,598
Corporate mortgage-backed securities (residential
  & commercial)..................................     1,212          49           4        1,257
Other asset-backed securities....................     4,275         105           6        4,374
Government and government agency bonds:
     Germany.....................................    53,695       1,601         392       54,904
     Austria.....................................       964          23          10          977
     France......................................    10,090         413         310       10,193
     United States...............................     6,805         110          25        6,890
     United Kingdom..............................     1,200          44           3        1,241
     Italy.......................................    14,425         315          97       14,643
     Switzerland.................................     2,110          25          14        2,121
     Spain.......................................     5,001         330         125        5,206
     Belgium.....................................     2,256          73          34        2,295
     Korea.......................................     2,027          40           1        2,066
     Other.......................................     9,021         248         109        9,160
                                                    -------      ------       -----      -------
                                                    115,647       3,427       1,149      117,925
  Corporate bonds................................    83,240       2,500         640       85,100
                                                    -------      ------       -----      -------
  Total fixed maturities.........................   198,887       5,927       1,789      203,025
  Equity securities..............................    69,995      17,069       5,601       81,463
  Other..........................................    36,763         941          --       37,704
                                                    -------      ------       -----      -------
          Total..................................   305,645      23,937       7,390      322,192
                                                    =======      ======       =====      =======

                                 ALLIANZ GROUP

     The following table presents proceeds of sale, gross realized gains, and gross realized losses of securities available for sale for the years ended December 31:

                                                          2002      2001      2000
                                                          E(MN)     E(MN)    E(MN)
                                                         -------   -------   ------
PROCEEDS OF SALES
Government bonds.......................................   50,063    43,724   27,175
Corporate bonds........................................   22,451    21,690   12,193
Equity securities......................................   39,371    37,844   33,656
Other..................................................    3,289     7,404    6,664
                                                         -------   -------   ------
          Total........................................  115,174   110,662   79,688
                                                         =======   =======   ======
GROSS REALIZED GAINS
Government bonds.......................................    1,040       768      701
Corporate bonds........................................      768       238      162
Equity securities......................................    6,124     6,632    9,546
Other..................................................       40       100      174
                                                         -------   -------   ------
          Total........................................    7,972     7,738   10,583
                                                         =======   =======   ======
GROSS REALIZED LOSSES
Government bonds.......................................      354       295      651
Corporate bonds........................................      487       363      529
Equity securities......................................    7,210     6,153    2,654
Other..................................................       12        77      155
                                                         -------   -------   ------
          Total........................................    8,063     6,888    3,989
                                                         =======   =======   ======

     Realized gains and losses are generally determined by applying the average cost method.

     Investment strategy within the Group is primarily geared to the long-term. Forward sale agreements and securities lending are used to hedge unrealized gains.

     Write-downs (impairments) on securities available for sale totaled E5,523 million (2001: E1,507 million and 2000: E411 million).

     The amortized cost and estimated market values of fixed maturity and other securities available for sale and held to maturity as of December 31, 2002, by contractual maturity, are as follows:

                                               AVAILABLE FOR SALE     HELD TO MATURITY
                                               -------------------   ------------------
                                               AMORTIZED   MARKET    AMORTIZED   MARKET
                                                 COST      VALUES      COST      VALUES
                                                 E(MN)      E(MN)      E(MN)     E(MN)
                                               ---------   -------   ---------   ------
Contractual term to maturity:
  Due in 1 year or less......................    18,459     21,091     1,505     1,558
  Due after 1 year and in less than 5
     years...................................    86,646     79,500     1,341     1,409
  Due after 5 years and in less than 10
     years...................................    70,109     90,113     2,626     2,662
  Due after 10 years.........................    31,377     27,122     1,061     1,132
                                                -------    -------     -----     -----
          Total..............................   206,591    217,826     6,533     6,761
                                                =======    =======     =====     =====

                                 ALLIANZ GROUP

     Actual maturities may deviate from the contractually defined maturities, because certain security holders/borrowers have the right to call or repay certain obligations ahead of schedule, with or without redemption or early repayment penalties.

SECURITIES LENDING

     Certain entities within the Group participate in securities lending arrangements whereby specific securities are loaned to other institutions for short periods of time. The Group had E20,396 million of loaned securities outstanding as of December 31, 2002 (2001: E1,845 million).

REAL ESTATE USED BY THIRD PARTIES

     The capitalized cost of buildings is depreciated over a maximum of 50 years in accordance with their useful lives. The gross capitalized values totaled E14,545 million at the beginning of the year and E13,621 million at the end of the year. Accumulated depreciation was E2,874 million as of December 31, 2002 (2001: E2,436 million). Depreciation expense on real estate was approximately E333 million (2001: E378 million and 2000: E444 million). Real estate pledged as security and other restrictions on title amounted to E61 million as of December 31, 2002 (2001: E68 million).

     Depreciation includes unscheduled write-downs to fair value of E104 million for the year ended December 31, 2002 (2001: E86 million and 2000: E90 million).

     Improvement costs are capitalized if they extend the useful life of the asset, otherwise they are recognized as an expense. Commitments outstanding at the balance sheet date to purchase real estate amounted to E161 million.

     Changes in the carrying value of real estate used by third parties during the year ended December 31 was:

                                                               2002      2001
                                                              E(MN)     E(MN)
                                                              ------    ------
Value stated as of beginning of year........................  12,004    11,506
Translation differences.....................................     (80)        1
                                                              ------    ------
Value stated as of beginning of year........................  11,924    11,507
Additions...................................................   1,117     1,525
Changes in the group of consolidated companies..............    (712)      428
Disposals...................................................  (1,249)   (1,078)
Depreciation................................................    (333)     (378)
                                                              ------    ------
Value stated as of end of year..............................  10,747    12,004
                                                              ======    ======

     The fair value of real estate used by third parties as of December 31, 2002 was E14,818 million (2001: E16,731 million).

     Rental income for the year ended December 31, 2002 was approximately E1,141 million (2001: E1,108 million and 2000: E818 million).

                                 ALLIANZ GROUP

(8) LOANS AND ADVANCES TO BANKS AND CUSTOMERS

     Loans and advances to banks:

                                                               2002      2001
                                                              E(MN)     E(MN)
                                                              ------    ------
Loans.......................................................   5,213     5,812
Reverse repos...............................................  59,061    40,552
Other.......................................................  22,956    15,164
                                                              ------    ------
Loans and advances to banks.................................  87,230    61,528
Less loan loss allowance....................................     408       254
                                                              ------    ------
Loans and advances to banks net of loan loss allowance......  86,822    61,274
                                                              ======    ======

     Receivables due within one year totaled E84,074 million (2001: E51,052 million), and those due after more than one year totaled E3,156 million (2001:
E10,476 million).

     Loans and advances to customers:

                                                               2002       2001
                                                               E(MN)      E(MN)
                                                              -------    -------
Corporate customers.........................................  123,082    149,244
Public authorities..........................................    2,989      4,223
Private customers...........................................   68,572     94,036
                                                              -------    -------
Loans and advances to customers.............................  194,643    247,503
Less loan loss allowance....................................    6,559      7,810
                                                              -------    -------
Loans and advances to customers net of loan loss
  allowance.................................................  188,084    239,693
                                                              =======    =======

     Loans and advances to customers by type of loan are as follows:

                                                               2002       2001
                                                               E(MN)      E(MN)
                                                              -------    -------
Loans.......................................................  148,253    199,190
Reverse repos...............................................   39,002     42,393
Other.......................................................    7,388      5,920
                                                              -------    -------
Loans and advances to customers.............................  194,643    247,503
                                                              =======    =======

     Loans and advances due within one year totaled E106,603 million (2001:
E109,693 million), those due after more than one year totaled E88,040 million (2001: E137,810 million).

     Loans and advances to customers include amounts receivable under finance leases at their net investment value totaling E1,104 million (2001: E2,250 million). The corresponding gross investment value of these leases amounts to E1,224 million (2001: E2,393 million), the associated unrealized finance income is E120 million (2001: E241 million). The residual values of the entire leasing portfolio were fully insured, both in the reporting year and in the preceding year. Lease payments received have been recognized as income in the amount of E141 million. The allowance for uncollectable lease payments amounted to E4 million (2001: E10 million) at the balance sheet date. The total amounts receivable under leasing arrangements include E122 million (2001: E967 million) due within one year, E714 million (2001: E881 million) due within one to five years, and E388 million (2001: E545 million) due after more than five years.

                                 ALLIANZ GROUP

     Unearned income related to discounts deducted from loan balances as of December 31, 2002 was E411 million (2001: E663 million).

ALLOWANCE FOR LOAN LOSSES

     The overall volume of risk provisions includes allowances for loan losses deducted from loans and advances to banks and customers in the amount of E6,967 million (2001: E8,064 million) and provisions for contingent liabilities included in other liabilities in the amount of E633 million (2001: E497 million).

                            COUNTERPARTY RISKS         COUNTRY RISKS              GENERAL                   TOTAL
                          ----------------------   ---------------------   ---------------------   -----------------------
                           2002    2001    2000    2002    2001    2000    2002    2001    2000     2002     2001    2000
                          E(MN)    E(MN)   E(MN)   E(MN)   E(MN)   E(MN)   E(MN)   E(MN)   E(MN)   E(MN)    E(MN)    E(MN)
                          ------   -----   -----   -----   -----   -----   -----   -----   -----   ------   ------   -----
As of January 1.........   7,200    304     290     428      --      --     933      23      22     8,561      327    312
Additions
Additions charged to the
  income statement......   2,927   1,087     97     111      --      --      90     110       7     3,128    1,197    104
Changes in the Group of
  consolidated
  companies.............    (928)  6,596     --      --     544      --     (63)    855      --      (991)   7,995     --
                          ------   -----    ---    ----     ---     ---    ----     ---     ---    ------   ------    ---
        Total...........   1,999   7,683     97     111     544      --      27     965       7     2,137    9,192    104
Reductions
Charge-offs.............  (1,893)  (445)    (16)     --      --      --      --      --      --    (1,893)    (445)   (16)
Amounts released........    (575)  (424)    (67)   (208)    (92)     --     (34)    (77)     (6)     (817)    (593)   (73)
                          ------   -----    ---    ----     ---     ---    ----     ---     ---    ------   ------    ---
        Total...........  (2,468)  (869)    (83)   (208)    (92)     --     (34)    (77)     (6)   (2,710)  (1,038)   (89)
Other additions/
  reductions............     (97)    38      (1)     54     (29)     --    (102)     18      --      (145)      27     (1)
Changes due to currency
  translation...........    (219)    44       1     (18)      5      --      (6)      4      --      (243)      53      1
                          ------   -----    ---    ----     ---     ---    ----     ---     ---    ------   ------    ---
As of December 31.......   6,415   7,200    304     367     428      --     818     933      23     7,600    8,561    327
                          ======   =====    ===    ====     ===     ===    ====     ===     ===    ======   ======    ===

     The effects of the deconsolidation of Deutsche Hypothekenbank AG are shown in the line "Changes in the group of consolidated companies".

     The loan portfolio contains non-accrual loans of E10,452 million (2001:
E11,155 million). The total amount of loans with provisions against the principal include E2,556 million (2001: E2,935 million) of loans on which the Group continues accruing interest with a specific allowance against the total interest accrued. The interest income not recognized from loans on non-accrual status amounted to E470 million (2001: E448 million).

     The amount of interest collected and recorded on non-accrual loans was approximately E66 million (2001: E45 million).

     At December 31, 2002 the Group had E12,221 million (2001: E13,986 million) of impaired loans in which E10,742 million (2001: E6,842 million) had a related valuation allowance.

     For the year ended December 31, 2002 the average balance in impaired loans was E12,773 million (2001: E12,990 million) and the interest income recognized on impaired loans was E131 million (2001: E67 million).

     Restructured loans totaled E378 million as of December 31, 2002 (2001: E551 million).

     The Group has no commitments to lend additional funds to borrowers whose loans are non-performing or whose terms have been previously restructured.

                                 ALLIANZ GROUP

(9) TRADING ASSETS

                                                                  FAIR VALUE
                                                              ------------------
                                                               2002       2001
                                                               E(MN)      E(MN)
                                                              -------    -------
Equities....................................................    9,166     15,123
Fixed-income securities.....................................   91,718     91,493
Derivatives.................................................   22,529     19,827
Other trading assets........................................    1,429      1,979
                                                              -------    -------
          Total.............................................  124,842    128,422
                                                              =======    =======

     The majority of equities and fixed-income securities held in the trading portfolio are marketable and listed securities. The fixed-income securities include E50,038 million (2001: E42,432 million) from public-sector issuers and E41,680 million (2001: E49,061 million) from other issuers.

     The positive market values of derivative financial agreements are shown on a net basis, i.e., taking into account existing netting agreements.

(10) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are comprised of the following as of December 31:

                                                               2002      2001
                                                              E(MN)     E(MN)
                                                              ------    ------
Balances with banks payable on demand.......................  14,979    11,797
Balances with central banks.................................   3,139     7,222
Checks and cash on hand.....................................   1,763     1,584
Treasury bills, discounted treasury notes and similar
  treasury securities.......................................     850       255
Bills of exchange...........................................     277       382
                                                              ------    ------
          Total.............................................  21,008    21,240
                                                              ======    ======

     Balances with central banks include balances held with the Deutsche Bundesbank of E1,205 million (2001: 4,922 million), which also have the function of meeting minimum reserve requirements.

                                 ALLIANZ GROUP

(11) AMOUNTS CEDED TO REINSURERS FROM INSURANCE RESERVES

     The amounts ceded to reinsurers from insurance reserves comprise the following as of December 31:

                                                               2002      2001
                                                              E(MN)     E(MN)
                                                              ------    ------
Unearned premiums...........................................   1,507     1,663
Aggregate policy reserves...................................  11,350    12,207
Reserves for loss and loss adjustment expenses..............  15,334    16,784
Other insurance reserves....................................     179       298
                                                              ------    ------
          Subtotal..........................................  28,370    30,952
Insurance reserves for life insurance where the investment
  risk is carried by policyholders..........................      50        47
                                                              ------    ------
          Total.............................................  28,420    30,999
                                                              ======    ======

     The amounts ceded to reinsurers from insurance reserves include rights of recourse against reinsurers. The credit risk is partly covered by funds held for others under reinsurance contracts, securities portfolios and bank guarantees.

                                 ALLIANZ GROUP

     The following table presents direct, assumed and ceded premiums for the years ended December 31:

                                                         2002       2001      2000
                                                         E(MN)     E(MN)     E(MN)
                                                        -------    ------    ------
PROPERTY-CASUALTY
Premiums written:
  Direct and assumed..................................   42,542    41,459    37,666
  Ceded...............................................   (6,150)   (6,669)   (6,488)
                                                        -------    ------    ------
     Net..............................................   36,392    34,790    31,178
                                                        =======    ======    ======
Premiums earned:
  Direct and assumed..................................   41,871    40,434    37,329
  Ceded...............................................   (6,150)   (6,668)   (6,499)
                                                        -------    ------    ------
     Net..............................................   35,723    33,766    30,830
                                                        =======    ======    ======
LIFE/HEALTH
Premiums written:
  Direct and assumed..................................   20,611    20,129    20,219
  Ceded...............................................   (1,207)   (1,169)   (1,139)
                                                        -------    ------    ------
     Net..............................................   19,404    18,960    19,080
                                                        =======    ======    ======
Premiums earned:
  Direct and assumed..................................   20,617    20,148    20,202
  Ceded...............................................   (1,207)   (1,169)   (1,125)
                                                        -------    ------    ------
     Net..............................................   19,410    18,979    19,077
                                                        =======    ======    ======
TOTAL
Premiums written:
  Direct and assumed..................................   63,153    61,588    57,885
  Ceded...............................................   (7,357)   (7,838)   (7,627)
                                                        -------    ------    ------
     Net..............................................   55,796    53,750    50,258
                                                        =======    ======    ======
Premiums earned:
  Direct and assumed..................................   62,488    60,582    57,531
  Ceded...............................................   (7,355)   (7,837)   (7,624)
                                                        -------    ------    ------
     Net..............................................   55,133    52,745    49,907
                                                        =======    ======    ======

     The Group reinsures a portion of the risks it underwrites in an effort to control its exposure to losses, and protect capital resources. Each subsidiary has its own reinsurance program and determines its own risk limits. A large portion of the business ceded by the subsidiaries is assumed by Allianz AG, which acts as the reinsurer for the Group, although the subsidiaries also cede business to companies outside of the Group. Allianz AG retains a portion of the intercompany business it assumes and then retrocedes the remainder to companies outside of the Group. Some of the business ceded by the Group is ceded to associated companies (see related party transactions at Note 43).

                                 ALLIANZ GROUP

     The majority of the business ceded by Allianz AG is placed on a quota-share basis. In general for the years 2002, 2001 and 2000 Allianz AG retains E38 million and E4 million on a per risk basis for its property and casualty and life businesses respectively. The limits of the quota-share reinsurance for claims arising from a single event are E50 million and E5 million for its property and casualty and life businesses respectively.

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

     Reinsurance involves credit risk and is subject to aggregate loss limits. Reinsurance does not legally discharge the Group from primary liability under its policies. Although the reinsurer is liable to the Group to the extent of the reinsurance ceded, the Group remains primarily liable as the direct insurer on all risks reinsured. The Group monitors the financial condition of its reinsurers on an ongoing basis and reviews its reinsurance arrangements periodically in order to evaluate the reinsurer's ability to fulfill its obligations to the Group under reinsurance contracts.

(12) OTHER ASSETS

     Other assets consist of the following as of December 31:

                                                               2002      2001
                                                              E(MN)     E(MN)
                                                              ------    ------
Real estate owned by the Allianz Group used for its own
  activities................................................   5,432     5,097
Equipment...................................................   1,952     2,303
Accounts receivable on direct insurance business............   8,846     9,523
Accounts receivable on reinsurance business.................   3,116     3,164
Other receivables...........................................  11,092    14,613
Other.......................................................   3,423     3,454
Deferred acquisition costs..................................  10,528    11,192
Prepaid expenses............................................   4,618     6,384
                                                              ------    ------
          Total.............................................  49,007    55,730
                                                              ======    ======

REAL ESTATE OWNED BY THE ALLIANZ GROUP USED FOR ITS OWN ACTIVITIES

     The gross capitalized values totaled E6,175 million at the beginning of the year and E6,854 million at the end of the year. Accumulated depreciation amounted to E1,078 million at the beginning of the year and E1,422 million at the end of the year. Assets pledged as security and other restrictions on title amounted to E30 million (2001: E29 million).

     As in the previous years, no unscheduled depreciation was recorded in 2002.

                                 ALLIANZ GROUP

     Expenditures to restore the future economic benefits of the assets are capitalized if they extend the useful life of the asset, otherwise they are recognized as an expense. At the balance sheet date, commitments outstanding to purchase real estate amounted to E28 million.

     Changes in the total carrying value of real estate owned by Allianz Group and used for its own activities during the year ended December 31 were:

                                                              2002     2001
                                                              E(MN)    E(MN)
                                                              -----    -----
Value stated as of beginning of year........................  5,097    3,006
Translation differences.....................................    (56)      65
                                                              -----    -----
Value stated as of beginning of year........................  5,041    3,071
Additions...................................................    883    1,068
Changes in the group of consolidated companies..............    (17)   2,203
Disposals...................................................   (131)    (597)
Depreciation................................................   (344)    (648)
                                                              -----    -----
Value stated as of end of year..............................  5,432    5,097
                                                              =====    =====

     The market value of real estate owned by the Allianz Group used for its own activities as of December 31, 2002 amounted to E6,245 million (2001: E6,205 million).

EQUIPMENT

     Equipment is depreciated over 2 to 10 years according to their useful lives. The gross capitalized values totaled E6,453 million at the beginning of 2002 and E6,658 million at the end of 2002. Accumulated depreciation amounted to E4,150 million at the beginning of 2002 and E4,706 million at the end of 2002. Improvements are capitalized if they extend the useful life of the asset; otherwise they are recognized as an expense.

     At the balance sheet date, commitments outstanding to purchase items of equipment amounted to E22 million.

     Depreciation is apportioned between the relevant cost headings in the income statement.

ACCOUNTS RECEIVABLE ON DIRECT INSURANCE BUSINESS

     Accounts receivable on direct insurance business amount to E5,114 million (2001: E5,884 million) for policyholders and E3,732 million (2001: E3,639 million) for agents.

     The accounts receivable on direct insurance business and accounts receivable on reinsurance business are due within one year.

OTHER RECEIVABLES

     Other receivables primarily include tax refunds amounting to E2,484 million (2001: E3,310 million), interests and rental receivables amounting to E3,496 million (2001: E8,785 million), and accounts receivable on banking and asset management business amounting to E327 million (2001: E2,817 million).

     Other receivables due within one year amounted to E4,881 million (2001:
E8,701 million), those due after more than one year totaled E6,211 million (2001: E10,932 million).

                                 ALLIANZ GROUP

OTHER ASSETS

     Included in other assets are non-trading derivatives used for hedging totaling E815 million (2001: E598 million).

DEFERRED ACQUISITION COSTS

     In the case of property and casualty insurance enterprises, the amortization period is calculated for each insurance portfolio, based on the average term of the relevant policies, and varies between one and five years.

     The change in and the amortization of deferred acquisition costs is presented in Note 35.

           SUPPLEMENTARY INFORMATION ON GROUP LIABILITIES AND EQUITY

(13) SHAREHOLDERS' EQUITY

     Shareholder's equity comprises the following:

                                                               2002     2001
                                                              E(MN)    E(MN)
                                                              ------   ------
Issued capital..............................................     683      682
Capital reserve.............................................  14,102   14,087
Revenue reserves............................................  10,731   14,010
Less treasury stock.........................................   5,958    5,801
Other reserves..............................................   1,049    8,276
Consolidated unappropriated profit..........................   1,165      410
                                                              ------   ------
          Total.............................................  21,772   31,664
                                                              ======   ======

ISSUED CAPITAL

     In November 2002, 137,625 shares held by the Company were issued at a price of E114.00 each, enabling employees of Allianz Group enterprises in Germany and abroad to purchase 136,222 shares at prices between E79.80 and E96.90. The remaining 1,403 shares were sold on the stock exchange at an average price of E90.60. The difference between the issue price and the sale price was taken into revenue reserves.

     The shares issued in 2002 are qualifying shares from the beginning of the year of issue.

     Within the framework of the takeover bid to the shareholders of Dresdner Bank AG during 2001, Allianz AG increased its capital stock by E51,129,188 through the issue of 19,972,339 registered no par value ordinary shares. The ordinary shares were issued to DAD Transaktionsgesellschaft mbH, Frankfurt/Main, for a non-cash consideration. The amount of E6,544,803,673 of issued ordinary shares which exceeded the ordinary share stated value of the issued capital was included in the capital reserve.

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

                                 ALLIANZ GROUP

     In September 2000, 480,000 shares with a notional principal amount of E1,228,800 (0.2 percent as a proportion of the issued capital of Allianz AG) were issued at a price of E383.00 each, enabling employees of Group enterprises in Germany and abroad to take up to 193,586 employee shares at prices between E268.10 and E325.55. The difference between the share purchase price and the share market price was recorded as employee compensation expense. The remaining 286,524 shares, with a notional principal amount of E733,501 were sold in the market at an average price of E378.41. The difference between the issue price and the sale price was taken to revenue reserves. Allianz AG held no treasury shares at the end of 2000.

     The issued capital at December 31, 2002 amounted to E682,408,000, divided into 266,565,625 registered shares. The shares have no par value but a mathematical value of E2.56 each as a proportion of the issued capital.

     At the end of the year under review, there was authorized unissued capital with a notional principal amount of E300,000,000 (117,187,500 shares), which can be issued at any time up to July 10, 2006 (authorized unissued capital 2001/I). If shares are issued against a non-cash consideration, the Board of Management is authorized to exclude the pre-emptive rights of shareholders. In the case of capital increases against a cash consideration, pre-emptive rights can be partially excluded, if the issue price is not significantly less than the stock-market price. At the end of the year under review, there was a further E7,841,188 (3,062,964 shares) of Authorized Unissued Capital 2001/II which can be issued up to July 10, 2006. The pre-emptive rights of shareholders can be excluded in order to offer the new shares to employees of Allianz AG or its Group companies. Authorized Unissued Capital 1998 can be used at any time up to July 7, 2003 to issue shares with a notional principal amount of E2,556,459 (998,617 shares). In the event of future capital increases for cash, these shares can be used to protect the holders of conversion or subscription rights from dilution by granting them a pre-emptive right to subscribe for new shares. Otherwise, pre-emptive rights of shareholders are excluded.

     As of December 31, 2002, the Company had conditionally authorized capital 2001 amounting to E50,000,000 (19,531,250 shares) on which subscription or conversion rights, with pre-emptive rights for shares, can be issued up to July 10, 2006.

CAPITAL RESERVE

     Capital reserve represents the premium (additional paid in capital) received on the issuance of shares.

TREASURY STOCK

     In order to enable Dresdner Bank AG to trade in shares of Allianz AG following the takeover of the bank, the Annual General Meeting on July 11, 2001 authorized the banks in which Allianz AG has a majority holding to acquire treasury stock for purposes of securities trading pursuant to sec.71 (1) no. 7 of the Corporation Law (Aktiengesetz). In accordance with this authorization, the banks in the Group purchased 93,726,589 (2001: 26,910,860) of the Company's own shares or acquired them by way of securities borrowing during the course of 2002 at an average price of E179.86 (2001: E272.63) per share which includes previously held Allianz AG shares. 92,448,634 (2001: 26,851,171) shares were disposed or ceded from borrowed holdings in the course of 2002 at an average price of E181.11 (2001: E280.64) per share.

     The losses arising from these transactions were E23 million (2001: gain of E34 million) and were transferred to revenue reserves.

                                 ALLIANZ GROUP

     The Annual General Meetings on July 11, 2001 authorized Allianz AG to acquire its own shares for miscellaneous purposes pursuant to clause sec.71 (1) no. 8 of the Corporation Law (Aktiengesetz). On the basis of the authorization on July 11, 2001, Allianz AG purchased 5,500,000 of its own shares from Dresdner Bank at a price of E256,15 per share in February 2002. On the basis of the authorization on July 12, 2000, Allianz AG purchased 786,100 shares in treasury stock at an average price of E314.48 per share in the months January to June 2001.

     Allianz AG received 24,452,365 of its own shares through the takeover of Dresdner Bank AG on July 23, 2001. The acquisition cost for treasury stock amounted to E5,444 million and was recorded in revenue reserves.

     At year-end, treasury stock consisted of the following:

                             ACQUISITION      2002       % OF     ACQUISITION      2001       % OF
                                COSTS      NUMBER OF    ISSUED       COSTS      NUMBER OF    ISSUED
                                E(MN)        SHARES     CAPITAL      E(MN)        SHARES     CAPITAL
                             -----------   ----------   -------   -----------   ----------   -------
Shares held by
  Allianz AG...............     1,510       6,286,100    2.36          247         786,100    0.30
  Affiliated enterprises
     (Dresdner Bank
     Group)................     4,448      17,302,311    6.49        5,554      24,452,365    9.18
                                -----      ----------    ----        -----      ----------    ----
          Total............     5,958      23,588,411    8.85        5,801      25,238,465    9.48
                                =====      ==========    ====        =====      ==========    ====

     Changes to the number of issued shares outstanding during the years were:

                                                       2002          2001          2000
                                                    -----------   -----------   -----------
As of beginning of year...........................  241,189,535   245,750,000   245,269,055
Additions:
  Capital increase against non-cash
     consideration................................           --    19,972,339            --
  Transfer to the exchange company................    1,797,357            --            --
  Capital increase for employee shares............      137,625       705,661       480,945
                                                    -----------   -----------   -----------
                                                    243,124,517   266,428,000   245,750,000
Reductions on account of acquisition of treasury
  stock:
  Acquisition of Dresdner Bank....................           --   (24,452,365)           --
  Acquisition for purposes of securities
     trading......................................     (147,303)           --            --
  Borrowing for purposes of securities trading....   (1,168,702)           --            --
  Acquisition for miscellaneous purposes..........           --      (786,100)           --
                                                    -----------   -----------   -----------
As of end of year.................................  241,808,512   241,189,535   245,750,000
                                                    ===========   ===========   ===========

     In addition to the reserves in the financial statements of Allianz AG required by law, revenue reserves include the retained earnings of consolidated subsidiaries and amounts resulting from consolidated net income for the year. Revenue reserves also include foreign currency translation adjustments in the equity section. In the case of acquisitions prior to January 1, 1995, differences arising on first-time consolidation have been taken to revenue reserves.

     OTHER RESERVES comprise the component of shareholders' equity representing unrealized gains and losses on investments available for sale and derivatives used in hedge accounting to hedge a net investment in a foreign entity.

                                 ALLIANZ GROUP

     The CONSOLIDATED UNAPPROPRIATED PROFIT is derived from consolidated net income as follows for the years ended December 31:

                                                            2002     2001     2000
                                                           E(MN)    E(MN)    E(MN)
                                                           ------   ------   ------
Consolidated net income for the year.....................  (1,167)   1,623    3,460
Transfers from/(to) revenue reserves (appropriated
  retained earnings).....................................   2,332   (1,213)  (3,027)
                                                           ------   ------   ------
Consolidated unappropriated profit as of December 31.....   1,165      410      433
                                                           ======   ======   ======

     The Board of Management will propose to shareholders at the Annual General Meeting the distribution of a dividend of E1.50 (2001: E1.50) per qualifying share for fiscal year 2002. Details on the recommendation for appropriation of profit are given in the Group management report.

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

     European insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealized gains and losses on investments. Life insurance companies are required to maintain a solvency margin generally equal to 4% of aggregate policy reserves and gross unearned premiums plus 0.3% of the amount at risk under insurance policies. The required minimum solvency margin for property and casualty insurance is the greater of two calculations, one based on premiums and the other based on gross claims. The Group's insurance business in other countries, primarily the United States, are also subject to capital adequacy and solvency margin regulations which are based on factors for asset risk, insurance risk, interest rate risk, and business risk. As of December 31, 2002 the Group's insurance subsidiaries were in compliance with all applicable solvency and capital adequacy requirements.

     Certain insurance subsidiaries are subjected to regulatory restrictions on the amount of dividends which can be remitted to Allianz AG without prior approval by the appropriate regulatory body. Such restrictions provide that a company may only pay dividends up to an amount in excess of certain regulatory capital levels or based on the levels of undistributed earned surplus or current year income or a percentage thereof. For example, the operations of our insurance subsidiaries located in the United States are subject to limitations on the payment of dividends to their parent company under applicable state insurance laws. Dividends paid in excess of these limitations generally require prior approval of the insurance commissioner of the state of domicile. The Group's management believes that these restrictions will not affect the ability of the Group to pay dividends to its shareholders in the future. In addition, Allianz AG is not subject to legal restrictions on the amount of dividends it can pay to its shareholders.

                                 ALLIANZ GROUP

BANK LIABLE CAPITAL AND RISK-WEIGHTED ASSETS REQUIREMENTS

     Certain of the Group's bank subsidiaries are subject to various capital adequacy and liquidity requirements. Such requirements vary by jurisdiction. Under the German Banking Act, all banking institutions operating in Germany must maintain certain ratios regarding liable capital.

     Liable capital consists of the two categories of core capital (Tier I Capital) and supplementary capital (Tier II Capital). Core capital mainly consists of the shareholders' equity and minority interests, plus other adjustments. Supplementary capital comprises profit-participation certificates, subordinated liabilities, portions of reserves for general banking risks and revaluation reserves on securities. The German Banking Act contains provisions setting minimum ratios of core capital and total capital to risk-weighted assets. Non-compliance with these ratios may result in penalties imposed by the regulatory authority. The German Banking Act also contains liquidity requirements relating to funds available to pay obligations over various future time frames. As of December 31, 2002 the Group's bank subsidiaries were in compliance with all applicable capital and liquidity requirements.

COMPREHENSIVE INCOME

     The components of comprehensive income, including the related tax effects were as follows for the years ended December 31:

                                                          2002      2001      2000
                                                         E(MN)     E(MN)     E(MN)
                                                         -----     -----     -----
Foreign currency translation adjustments, net of
  deferred taxes of E(410) million in 2002 (2001: E(21)
  million and 2000: E270 million)......................  (1,261)      (89)      451
                                                         ------    ------    ------
Unrealized gains (losses) on investments:
Unrealized holding gain (loss) arising during the
  period, net of deferred taxes of E(3,496) million in
  2002 (2001: E(1,475) million and 2000: E5,490
  million).............................................  (7,259)   (6,286)    4,832
Less reclassification adjustment for gains (losses)
  included in net earnings, net of deferred taxes of
  E30 million in 2002 (2001: E162 million and 2000:
  E3,507 million)......................................      61       688    (3,087)
                                                         ------    ------    ------
Net unrealized investment gain (loss)..................  (7,198)   (5,598)    1,745
                                                         ------    ------    ------
Unrealized net gains on derivatives hedging variability
  of cash flows net of deferred taxes of E91 million in
  2001.................................................      --       388        --
Other comprehensive income (loss)......................  (8,459)   (5,299)    2,196
Net income.............................................  (1,167)    1,623     3,460
                                                         ------    ------    ------
     Comprehensive income (loss).......................  (9,626)   (3,676)    5,656
                                                         ======    ======    ======

     Net unrealized investment gains and losses have been reduced to the extent that the unrealized gains and losses would result in adjustments for minority interests and policyholder liabilities had the gain and losses actually been realized. Unrealized losses, net of unrealized gains which have been allocated to policyholder liabilities, included in other insurance reserves, were E6,386 million and E5,458 million as of December 31, 2002 and 2001. Net amounts which have been allocated to minority interests, are presented in Note 14.

                                 ALLIANZ GROUP

     The beginning and ending balances as of December 31, 2002 for derivatives related to hedging net investments in foreign entities were E(61) million and E103 million, respectively.

     The deferred taxes of E722 million in 2001 (2000: E5,945 million) on unrealized holding gains reflected a E2,554 million (2000: E2,559 million) reduction in deferred taxes, after elimination of minority interests, resulting from the reduction of Germany statutory tax rates.

(14) MINORITY INTERESTS IN SHAREHOLDERS' EQUITY/EARNINGS

     The primary subsidiaries included in minority interests in 2002 are the AGF Group, Paris, the RAS Group, Milan, and the PIMCO Group, Delaware, and in 2001 are the Dresdner Bank Group, Frankfurt/Main, Frankfurter Versicherungs-AG, Frankfurt/Main, Bayerische Versicherungsbank AG, Munich, and Allianz Lebensversicherungs-AG (Allianz Leben), Stuttgart.

     The interests of minority shareholders are made up as follows as of December 31:

                                                               2002      2001
                                                              E(MN)     E(MN)
                                                              -----     -----
Other reserves:
  Unrealized gains and losses...............................     (76)    3,114
  Share of earnings.........................................     688     1,044
  Other equity components...................................   7,553    13,191
                                                              ------    ------
          Total.............................................   8,165    17,349
                                                              ======    ======

(15) PARTICIPATION CERTIFICATES AND SUBORDINATED LIABILITIES

     Participation certificates and subordinated liabilities as of December 31:

                                                               2002      2001
                                                              E(MN)     E(MN)
                                                              -----     -----
Participation certificates..................................   1,955     2,508
Subordinated liabilities....................................  12,219     9,699
                                                              ------    ------
          Total.............................................  14,174    12,207
                                                              ======    ======

     PARTICIPATION CERTIFICATES include E450 million (2001: E450 million) with respect to those issued by Allianz AG. The balance of these participation certificates represents the guaranteed total redemption price that Allianz AG is required to pay upon redemption by the holders of the 5,723,154 "profit participation certificates" issued by the Company, which are still outstanding. The distributions payable on the profit participation certificates for the last fiscal year are included in "Other liabilities".

     Between October 1986 and 1995, Allianz AG issued a total of 5,559,983 profit participation certificates. The Company issued an additional 163,529 profit participation certificates in March 1998. There were no further issues of profit participation certificates in 1999 through 2002.

     In November 2002, Allianz AG made a voluntary public offer to holders of participation certificates to exchange their certificates for Allianz shares. The voluntary exchange offer does not constitute a call for redemption by the Company in accordance with the terms governing the participation certificates. Participation certificates for which the exchange offer was not accepted remain in existence. The exchange ratio was 10 shares for 8 participation certificates; the offer period ended after one extension on January 16, 2003 and the exchange occurred shortly thereafter. A total of 4,918,488 participation certificates were exchanged for 6,148,110 shares

                                 ALLIANZ GROUP

(86%). The shares for the exchange offer come from Allianz treasury stock. After the exchange, 804,666 participation certificates were outstanding. For these participation certificates the terms set upon their issuance continue to apply.

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

     The Company may call the profit participation certificates for redemption, upon six months' prior notice, beginning December 31, 2006, and each year thereafter. Upon redemption by the Company, the cash redemption price per certificate would be equal to 123% of the then current price of one Allianz AG ordinary share. In lieu of redemption for cash, the Company may offer 10 Allianz ordinary shares per eight profit participation certificates. Allianz AG has consistently stated at its Annual General Meeting that the Company is not legally required to call the profit participation certificates for redemption on December 31, 2006 or at another date.

     Participation certificates also include E1,505 million (2001: E2,035 million) issued by the Dresdner Bank Group that entitle holders to annual interest payments, which take priority over Dresdner Bank shareholders' dividend entitlements. They are subordinated to obligations for all other creditors of the issuer, except those similarly subordinated, and share in losses of the respective issuers in accordance with the conditions attached to the certificates. The profit participation certificates will be redeemed subject to the provisions regarding loss sharing.

     Capital relating to profit-participation certificates of the Dresdner Bank Group comprises 12 issues from the years 1991 to 1998. The certificates were issued by Dresdner Bank AG, Deutsche Hypothekenbank Frankfurt-Hamburg AG, Oldenburgische Landesbank AG and Dresdner Bank Lateinamerika AG. Interest rates were between 6.125% and 9.0%, two issues have variable interest rates. The issues will mature between 2002 and 2009.

     Details of the two largest participation certificate issues are provided below:

YEAR OF ISSUE              NOMINAL AMOUNT(*)        ISSUER        INTEREST RATE   MATURITY
-------------              -----------------        ------        -------------   --------
1996.....................       E511 mn        Dresdner Bank AG        8.0%         2007
1997.....................       E767 mn        Dresdner Bank AG        7.0%         2008

---------------

     (*) Nominal amount minus amounts held by Dresdner Bank Group.

                                 ALLIANZ GROUP

SUBORDINATED LIABILITIES as of December 31:

                                                               2002    2001
                                                              E(MN)    E(MN)
                                                              -----    -----
Hybrid equity (non-voting interests) Dresdner Bank Group....   1,732   1,923
                                                              ------   -----
Other subordinated liabilities:
  AGF Group.................................................     864     438
  Alliance Finance II B.V...................................   3,445      --
  Dresdner Bank Group.......................................   6,178   7,320
  Others....................................................      --      18
                                                              ------   -----
  Total.....................................................  10,487   7,776
                                                              ------   -----
Subordinated liabilities....................................  12,219   9,699
                                                              ======   =====

     SUBORDINATED LIABILITIES include E3,445 million from subordinated liabilities, which Allianz Finance II B.V. issued in 2002 and which have been guaranteed by Allianz AG on a subordinated basis. The amount of E3,445 million (taking into account the E33 million discount) is composed of subordinated debt issued in May 2002 in the amount of E2,000 million (due in 2022) as well as subordinated debt in the amounts of USD 500 million (unlimited maturity) and E1,000 million (due in 2025) issued in December 2002. The guarantee provided by Allianz AG for the redemption of these three subordinated debt issues is also subordinated, which means that in case of the insolvency or liquidation of Allianz AG, subordinated creditors will be paid back only after all claims by holders of non-subordinated debt have been settled. In the case of the USD 500 million debt issue, there is an additional subordination of guarantee claims with respect to all other limited-maturity subordinated liabilities of Allianz AG.

     In the event of insolvency proceedings or liquidation, the subordinated liabilities of Dresdner Bank Group may not be redeemed until all non-subordinated creditors have been satisfied. There is no obligation to redeem such liabilities prior to maturity.

     The non-voting interests were issued for the first time in May 1999, in the amount of approximately E1.5 billion by Dresdner Bank. These non-voting interests include two issues of Dresdner Bank AG in 1999 in the nominal amount of E500 million and USD 1,000 million with interest rates of 5.79% and 8.15%, respectively, which are due in 2011 and in 2031, respectively. Additionally Dresdner Bank AG issued two non-voting interests in the nominal amount of E159 million and JPY 15,000 million in 2001, with interest rates of 7.00% and 3.50% respectively, which are due in 2013 and in 2033, respectively. Interest paid on non-voting interests in 2002 amounted to E118 million (2001: E128 million).

     Fixed-rate subordinated liabilities of E6,178 million have coupons between 4.0% and 8.4%; in addition, there are variable-rate issues linked to a reference interest rate and zero-coupon bonds. Floating rate issues linked to a reference interest rate have an average interest rate of 5.9%. Interest paid on these subordinated liabilities amounted to E463 million (2001: E473 million) in the reporting year.

                                 ALLIANZ GROUP

(16) INSURANCE RESERVES

     Insurance reserves are comprised of the following for the years ended December 31:

                                                               2002      2001
                                                               E(MN)     E(MN)
                                                              -------   -------
Unearned premiums...........................................   12,248    12,391
Aggregate policy reserves...................................  210,109   197,689
Reserve for loss and loss adjustment expenses...............   65,961    66,648
Reserve for premium refunds.................................   16,190    21,589
Premium deficiency reserve..................................      385       517
Other insurance reserves....................................      870       678
                                                              -------   -------
          Total.............................................  305,763   299,512
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

     Conventional participating reserves are approximately 67% of total aggregate life policy reserves.

                                 ALLIANZ GROUP

     The aggregate policy reserves as of December 31, according to the various profit participation systems, were as follows:

                                                               2002      2001
                                                               E(MN)     E(MN)
                                                              -------   -------
CONTRIBUTION PRINCIPLE
(FAS 120)
Property-Casualty...........................................    7,403     5,695
Life/Health.................................................  104,976   101,858
                                                              -------   -------
          Total.............................................  112,379   107,553
                                                              =======   =======
UNIT LINKED AND VARIABLE ANNUITIES
(FAS 97)
Property-Casualty...........................................       --        --
Life/Health.................................................   89,051    77,890
                                                              -------   -------
          Total.............................................   89,051    77,890
                                                              =======   =======
OTHER
(FAS 60)
Property-Casualty...........................................       --       105
Life/Health.................................................   34,366    36,867
                                                              -------   -------
          Total.............................................   34,366    36,972
                                                              =======   =======

RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSES

     The gross reserve for loss and loss adjustment expenses is divided between the two main categories of the Group's insurance business as follows as of December 31:

                                                               2002     2001
                                                              E(MN)    E(MN)
                                                              ------   ------
Property/Casualty...........................................  59,654   61,476
Life/Health.................................................   6,307    5,172
                                                              ------   ------
          Total.............................................  65,961   66,648
                                                              ======   ======

                                 ALLIANZ GROUP

     The reserve for loss and loss adjustment expenses (loss reserves) has changed in Property/Casualty insurance for the years ended December 31, as follows:

                                                            2002     2001     2000
                                                           E(MN)    E(MN)    E(MN)
                                                           ------   ------   ------
Loss reserve as of January 1:
     Gross...............................................  61,476   54,047   51,272
     Amount ceded to reinsurers..........................  16,156   12,571   12,089
                                                           ------   ------   ------
     Net.................................................  45,320   41,476   39,183
                                                           ------   ------   ------
Plus claims (net):
     Claims in the year under review.....................  27,130   27,295   24,163
     Previous years claims...............................     646       76     (123)
                                                           ------   ------   ------
     Total...............................................  27,776   27,371   24,040
                                                           ------   ------   ------
Less claims paid (net):
     Claims in the year under review.....................  12,642   11,895   11,735
     Previous years claims...............................  12,143   12,462   11,968
                                                           ------   ------   ------
     Total...............................................  24,785   24,357   23,703
                                                           ------   ------   ------
Currency translation adjustments.........................  (3,367)     407      649
Change in the group of consolidated companies............     122      423      240
Reclassification.........................................      --       --      458
Other changes............................................      --       --      609
                                                           ------   ------   ------
Loss reserve as of December 31:
     Net.................................................  45,066   45,320   41,476
     Amount ceded to reinsurers..........................  14,588   16,156   12,571
                                                           ------   ------   ------
     Gross...............................................  59,654   61,476   54,047
                                                           ======   ======   ======

     Loss reserves of subsidiaries purchased (sold) are included (excluded) as of the date of transaction (disposition).

     Other changes in 2000 includes an amount of E322 million for ending a reinsurance contract with Munich Re. The reclassification represents the movement of certain AGF Belgium reserves from aggregate policy reserves to loss reserves.

     On the consolidated Group basis, the terrorist attack of September 11, 2001 resulted in net claims costs of E1,500 million. No exceptional events insured against have occurred since the balance sheet date which may have material effects on the net worth, financial position or results of the Group.

     Annuities (structured settlements) are established to satisfy liabilities for certain loss and loss adjustment expenses. Annuity reserves on a gross basis amounted to E2,707 million (2001: E2,683 million) as of December 31, 2002. A majority of these reserves have been discounted at interest rates between 3.5% and 6.5%.

                                 ALLIANZ GROUP

     The following table shows, by country, the carrying amounts of reserves as of December 31, for loss and loss adjustment expenses that have been discounted, and the interest rates used for discounting.

                         DISCOUNTED      AMOUNT OF THE
                        RESERVES IN       DISCOUNT IN           INTEREST RATE USED FOR
                           E(MN)             E(MN)                   DISCOUNTING
                       --------------    --------------    --------------------------------
                       2002     2001     2002     2001          2002              2001
                       ----     ----     ----     ----          ----              ----
United States........    260      288      316      412        6.55%             6.55%
Germany..............    322      279      223      202    3.25% to 4.00%    3.25% to 4.00%
Switzerland..........    485      456      412      374        4.00%             4.00%
France...............  1,410    1,410      451      451    3.20% to 3.25%    3.20% to 4.00%
Portugal.............     91       91       91       91    4.00% to 5.25%    5.25% to 6.00%
Hungary..............     59       50       18       19        1.40%             1.80%
Belgium..............     80      109       18       31        4.75%             4.75%
                       -----    -----    -----    -----
          Total......  2,707    2,683    1,529    1,580
                       =====    =====    =====    =====

ASBESTOS AND ENVIRONMENTAL CLAIMS EXPOSURE

     Reserves for asbestos-related illnesses, toxic waste clean-up claims and latent drug and chemical exposures cannot be estimated using traditional loss reserving techniques. Case reserves are established when sufficient information has been obtained to indicate the involvement of a specific insurance policy. In addition, IBNR reserves are established to cover additional exposures on both known and unasserted claims. In establishing liabilities for claims arising from asbestos-related illnesses, toxic waste clean-up and latent drug and chemical exposures, management considers facts currently known and the current state of the law and coverage litigation.

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

     The industry-wide trends for some of these exposures, especially for asbestos-related losses, have deteriorated recently. Some of the reasons for this deterioration include: insureds' who either produced or installed products containing asbestos have seen more and larger claims brought against them, some of these companies have declared bankruptcy which has caused plaintiff attorneys to seek larger amounts from solvent defendants and to also include new defendants. Some defendants are also seeking relief under different coverage provisions when the products liability portion of their coverage has been exhausted. These developments led the Fireman's Fund to engage outside actuarial consulting firms to update a previous study conducted in 1995 to analyze the adequacy of its reserves for these types of losses. The results of this new study, which was completed in the third quarter of 2002, prompted Fireman's Fund to increase its net reserves for asbestos and environmental claims by E762 million to E1,225 million. On September 30, 2002, Fireman's Fund ceded all its net reserves for these types of losses to Allianz AG.

     The total net reserve for asbestos and environmental claims exposure related liabilities for the Group's US based subsidiaries at December 31, 2002 was E1,250 million (2001: E979 million,

                                 ALLIANZ GROUP
excluding intercompany reinsurance agreements. The total gross reserve for asbestos and environmental claims exposure related liabilities at December 31, 2002 was E1,704 million (2001: E1,649 million).

RESERVE FOR PREMIUM REFUNDS

     The reserve for premium refunds includes the amounts to which policyholders are entitled under the relevant local statutory or contractual regulations in the form of experience-rated or other participation in profits, and secondly, amounts arising from the valuation of certain assets and liabilities of the Group's life and health insurance enterprises at market value (the "latent" reserve for premium refunds).

     The reserve for premium refunds has changed as follows during the years ended December 31:

                                                          2002      2001      2000
                                                         E(MN)     E(MN)     E(MN)
                                                         -----     -----     -----
Amounts already allocated under local regulations:
     As of January 1...................................  10,088    10,583     9,094
     Translation differences...........................     (14)        8        --
     Changes in the Group of consolidated companies....      81        --        --
     Change............................................  (3,024)     (503)    1,489
                                                         ------    ------    ------
As of December 31......................................   7,131    10,088    10,583
                                                         ------    ------    ------
Latent reserves:
     As of January 1...................................  11,501    17,555    19,529
     Translation differences...........................       4         2        --
     Change due to fluctuations in market value........    (928)   (3,120)   (2,949)
     Changes in the Group of consolidated companies....     233       (66)       --
     Changes due to valuation differences charged
       (credited) to income............................  (1,751)   (2,870)      975
                                                         ------    ------    ------
As of December 31......................................   9,059    11,501    17,555
                                                         ------    ------    ------
Total..................................................  16,190    21,589    28,138
                                                         ======    ======    ======

     In addition to the amounts allocated to policyholders of the Allianz Group, amounts totaling E6,386 million (2001: E6,478 million, 2000: E7,536 million) were directly credited from surplus.

(17) LIABILITIES TO BANKS

                                                               2002       2001
                                                               E(MN)      E(MN)
                                                               -----      -----
Payable on demand...........................................   12,401     21,352
Registered bonds............................................    2,608      6,843
Other term liabilities......................................  122,323    107,207
                                                              -------    -------
Liabilities to banks........................................  137,332    135,402
                                                              =======    =======

     Liabilities due within one year totaled E126,757 million (2001: E121,320 million) and those due after more than one year totaled E10,575 million (2001:
E14,082 million)

                                 ALLIANZ GROUP

     Liabilities to domestic banks amounted to E53,105 million (2001: E55,671 million) and liabilities to foreign banks amounted to E84,227 million (2001:
E79,731 million).

     The weighted average interest rates for liabilities to banks within the Group's banking business were 3.7% and 5.0% as of December 31, 2002 and December 31, 2001, respectively.

(18) LIABILITIES TO CUSTOMERS

                                                               2002       2001
                                                               E(MN)      E(MN)
                                                               -----      -----
Savings deposits............................................    3,386     10,995
Home loan savings deposits..................................    3,035      2,903
                                                              -------    -------
Savings and home loan savings deposits......................    6,421     13,898
Payable on demand...........................................   53,421     50,908
Registered mortgage bonds...................................    5,639     12,660
Other term liabilities......................................   81,785     99,857
                                                              -------    -------
Other liabilities...........................................  140,845    163,425
                                                              -------    -------
Liabilities to customers....................................  147,266    177,323
                                                              =======    =======

     Liabilities to customers include E28,080 million (2001: 26,595 million) of non-interest bearing deposits. Liabilities due within one year totaled E133,793 million (2001: E134,766 million) and those due after more than one year totaled E13,473 million (2001: E42,557 million).

     The weighted average interest rates for liabilities to customers within the Group's banking business were 2.8% and 3.0% as of December 31, 2002 and December 31, 2001, respectively.

     Liabilities to customers were classified according to the following customer groups:

                                             2002                                  2001
                              -----------------------------------   -----------------------------------
                              GERMANY   OTHER COUNTRIES    TOTAL    GERMANY   OTHER COUNTRIES    TOTAL
                               E(MN)         E(MN)         E(MN)     E(MN)         E(MN)         E(MN)
                              -------   ---------------   -------   -------   ---------------   -------
Corporate customers.........  38,409        57,363         95,772   52,036        73,332        125,368
Public authorities..........   1,501         6,848          8,349    2,531         5,449          7,980
Private customers...........  34,023         9,122         43,145   33,543        10,432         43,975
                              ------        ------        -------   ------        ------        -------
Liabilities to customers....  73,933        73,333        147,266   88,110        89,213        177,323
                              ======        ======        =======   ======        ======        =======

(19) CERTIFICATED LIABILITIES

     The Group issues fixed and floating rate debt denominated in various currencies, although predominantly in euros.

     Fixed and floating rate debt outstanding as of December 31, 2002 matures at various dates through 2054 and carries contractual interest rates ranging from 1.25% to 9.80%.

                                 ALLIANZ GROUP

     The following table summarizes the Group's debt:

                                                                                                DECEMBER 31,   DECEMBER 31,
                                DUE IN    DUE IN    DUE IN    DUE IN    DUE IN     DUE AFTER        2002           2001
                                 2003      2004      2005      2006      2007        2007          TOTAL          TOTAL
BY REMAINING MATURITIES          E(MN)     E(MN)     E(MN)     E(MN)     E(MN)       E(MN)         E(MN)          E(MN)
-----------------------         -------   -------   -------   -------   -------   -----------   ------------   ------------
Mortgage bonds................      --        --        --        --        --          --             --         13,037
Public-sector bonds...........      --        --        --        --        --          --             --         41,540
Debentures....................  10,622     9,045     7,508     3,687     6,080      11,278         48,220         48,222
                                ------     -----     -----     -----     -----      ------         ------        -------
Total bonds issued............  10,622     9,045     7,508     3,687     6,080      11,278         48,220        102,799
                                ------     -----     -----     -----     -----      ------         ------        -------
Money market securities.......  28,178         8         3        --        28          --         28,217         29,749
Other.........................   2,277         9        --        27        --          --          2,313          2,122
                                ------     -----     -----     -----     -----      ------         ------        -------
Certificated liabilities......  41,077     9,062     7,511     3,714     6,108      11,278         78,750        134,670
                                ======     =====     =====     =====     =====      ======         ======        =======

     The interest rates for the floating rate debt issues are generally based on LIBOR, although in certain instances they are subject to minimum interest rates as specified in the agreements governing the respective issues.

     As of December 31, 2002, E54.5 million of Mortgage and Public-sector bonds were not included as part of the Group's outstanding debt due to the deconsolidation of Deutsche Hyp.

(20) TRADING LIABILITIES

                                                               2002     2001
                                                              E(MN)    E(MN)
                                                              ------   ------
Derivatives.................................................  21,401   15,973
Obligations to deliver securities...........................  29,742   26,031
Other trading liabilities...................................   2,377    2,534
                                                              ------   ------
          Total.............................................  53,520   44,538
                                                              ======   ======

     The negative market values of derivative financial instruments are shown on a net basis, i.e. taking into account existing netting agreements.

(21) OTHER ACCRUED LIABILITIES

                                                               2002     2001
                                                              E(MN)    E(MN)
                                                              ------   ------
Reserves for pensions and similar obligations...............   5,715    5,629
Accrued taxes...............................................   1,775    2,478
Miscellaneous accrued liabilities...........................   5,579    6,010
                                                              ------   ------
          Total.............................................  13,069   14,117
                                                              ======   ======

PENSIONS AND SIMILAR RESERVES

                                                              2002    2001
                                                              E(MN)   E(MN)
                                                              -----   -----
Reserves for pensions.......................................  5,312   5,268
Reserves for similar obligations............................    403     361
                                                              -----   -----
          Total.............................................  5,715   5,629
                                                              =====   =====

                                 ALLIANZ GROUP

     The Allianz Group maintains various defined benefit and defined contribution pension plans covering its employees worldwide. Allianz Group companies normally have pension plans covering their employees, and in Germany, their agents. In Germany, these plans are primarily based on fixed benefits (defined benefit pension plans), while in other countries there are both defined-benefit and defined-contribution pension plans.

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

     The reserve for defined benefit pension plans changed in the year under review as follows:

                                                              2002    2001
                                                              E(MN)   E(MN)
                                                              -----   -----
Value stated as of January 1................................  5,268   3,147
Translation differences.....................................     (9)      3
                                                              -----   -----
Value stated as of January 1................................  5,259   3,150
Changes in the group of consolidated companies..............     33   2,160
Expenses....................................................    666     449
Payments....................................................   (646)   (491)
                                                              -----   -----
Value stated as of December 31..............................  5,312   5,268
                                                              =====   =====

                                 ALLIANZ GROUP

     The following table sets forth the change in the benefit obligation, change in plan assets and the weighted average assumptions used for the various Group pension plans and the amounts recognized in the accompanying consolidated balance sheet as of December 31:

                                                               2002     2001
                                                              E(MN)    E(MN)
                                                              ------   ------
Changes in benefit obligation:
  Benefit obligation as of January 1........................  10,945    7,728
  Service cost..............................................     274      231
  Interest cost.............................................     591      553
  Contributions by plan participants........................      47       47
  Actuarial loss(gain)......................................    (646)     107
  Foreign currency exchange.................................    (104)      34
  Benefits paid.............................................    (502)    (452)
  Changes in the group of consolidated companies............      24    2,747
  Other.....................................................      50      (50)
                                                              ------   ------
  Benefit obligation as of December 31......................  10,679   10,945
                                                              ======   ======
     Including direct commitments of Group enterprises......   5,749    5,842
     Including commitments through pension funds............   4,930    5,103

Changes in pension fund assets:
  Fair value of pension fund assets as of January 1.........   4,987    4,650
  Actual return (loss) on pension fund assets...............    (256)    (198)
  Company contributions.....................................     284       90
  Plan participant contributions............................      47       47
  Benefits paid.............................................    (214)    (228)
  Changes in the group of consolidated companies............      65      588
  Other.....................................................     (83)      38
                                                              ------   ------
  Fair value of pension fund assets as of December 31.......   4,830    4,987
                                                              ======   ======

Reconciliation of balance sheet:
  Pension obligations less pension fund assets..............   5,849    5,958
  Unrecognized gains (losses)...............................    (530)    (607)
  Unrecognized prior service cost...........................      (7)     (83)
                                                              ------   ------
  Net amount recognized.....................................   5,312    5,268
                                                              ======   ======

     The assumptions for the actuarial computation of the obligations depend on the circumstance in the particular country where the plan has been established.

                                 ALLIANZ GROUP

     The actuarial assumptions for the main pension plans are as follows:

                                                              2002    2001
                                                              E(MN)   E(MN)
                                                              -----   -----
Discount rate...............................................  5-7%    5-8%
Expected rate of return on pension funds assets.............  6-9%    7-9%
Retirement rates............................................  2-5%    2-5%
Benefit levels..............................................  2-3%    2-3%

     The calculations are based on current actuarially calculated mortality estimates. Projected fluctuations depending on age and length of service have also been used, as well as internal Group retirement projections.

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were E10,679 million, E9,870 million and E4,830 million, respectively, as of December 31, 2002 (2001: E10,945 million, E9,850 million and E4,987 million, respectively).

     The net periodic benefit cost (income and expense recognized in the income statement) for the years ended December 31 include the following components:

                                                              2002    2001    2000
                                                              E(MN)   E(MN)   E(MN)
                                                              -----   -----   -----
Components of net periodic benefit cost:
  Current service cost......................................   274     231     187
  Interest cost.............................................   591     553     465
  Expected return on pension fund assets....................  (329)   (358)   (339)
Amortization of:
  Gains/(losses) recognized.................................     5     (19)     --
  Prior service cost recognized.............................   123      (1)     --
  Income/(expenses) of plan curtailments or settlements.....     2      43       3
                                                              ----    ----    ----
          Total.............................................   666     449     316
                                                              ====    ====    ====

     Most of the amounts expensed are charged in the income statement as acquisition and administrative expenses, and loss and loss adjustment expenses (claims settlement expenses). The amounts recorded in the income statement relating to pension funds amounted to E256 million in 2002 (2001: loss of E198 million and 2000: gain of E154 million).

     The reserve for other post-retirement obligations was E403 million as of December 31, 2002 (2001: E361 million). The reserve for other post-retirement obligations is primarily composed of obligations for post-retirement benefits not under defined benefit plans, health care benefits and statutorily required post-retirement benefits.

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

     Amounts expensed by the Group for defined contribution pension plans was E123 million for the year ended December 31, 2002 (2001: E108 million and 2000:
E65 million).

                                 ALLIANZ GROUP

MISCELLANEOUS ACCRUED LIABILITIES

     Miscellaneous accrued liabilities primarily include reserves of E404 million (2001: E478 million) for restructuring in connection with company mergers and reserves for employee expenses amounting to E2,259 million (2001:
E3,039 million).

     Activity in the provisions for restructuring costs for the years ended December 31, was as follows:

                                                              2002    2001    2000
                                                              E(MN)   E(MN)   E(MN)
                                                              -----   -----   -----
Provisions as of January 1..................................   478     309     485
New Provision:
  Changes in consolidation..................................   (18)    385      --
  Through income............................................   199     149       5
Reclassifications...........................................    --      --      --
Additions to existing provisions............................    89      62      15
Release of provisions via payments..........................  (234)   (370)   (196)
Release of provisions through income........................   (87)    (58)     --
Exchange rate impact........................................   (23)      1      --
                                                              ----    ----    ----
Provisions as of December 31................................   404     478     309
                                                              ====    ====    ====

DRESDNER BANK RESTRUCTURING PLANS

     In connection with the acquisition of Dresdner Bank, several restructuring plans established by Dresdner Bank prior to the acquisition by Allianz AG have been included in the consolidated financial statements of Allianz AG. In total, E315 million of restructuring provisions have been assumed by Allianz AG as of the acquisition date in 2001.

     This amount is comprised of restructuring plans established by Dresdner Bank in May 2000 related to the reorganization of the German branch network and other domestic restructuring activities of E217 million and a restructuring initiative related to the bank's non-European business of E98 million primarily concerning the reduction of commercial lending activities outside of Europe. These plans are expected to be completed by 2004. During 2002, E10 million was added to these provisions and charged to income, whereas E160 million (2001: E33 million) was utilized during the year, resulting in a balance at December 31, 2002 of E112 million (2001: E282 million) after the effects of consolidation and foreign exchange.

     The amount of involuntary termination benefits related to the plan was E47 million. The number of employees to be terminated was 479, representing employees in the back office and support functions within Dresdner Bank's investment banking business in Asia. During the year ended December 31, 2001, additional charges of E4 million for involuntary termination benefits were recorded due to a change in estimate. As of December 31, 2001, E35 million had been paid and charged against the liability and 356 employees had been terminated. During 2002, the remaining 123 employees were terminated and the remaining E16 million of the provision was paid and charged against the liability.

     A restructuring provision of E70 million directly related to the acquisition of Dresdner Bank was included as part of the purchase price. This provision relates to the reorganization of the bank's investment banking division, which was combined with its European corporate banking and capital market activities into a single new division. It is expected to be completed by the end

                                 ALLIANZ GROUP
of 2004. During 2002, E6 million (2001: E118 million) was added to this provision and charged to income, whereas a total of E55 million (2001: E78 million) was utilized during the year, resulting in a balance at December 31, 2002 of E52 million (2001: E110 million) after the effects of consolidation and foreign exchange.

     In September 2001, another restructuring plan relating primarily to two subsidiaries of Dresdner Bank was established. This restructuring plan is expected to be completed by the end of 2004. Initially, E31 million was provided and expensed, of which E4 million has been utilized, resulting in a balance of E27 million as of December 31, 2001. During 2002, E73 million was added to this provision and charged to income, whereas a total of E14 million was utilized during the year, resulting in a balance at December 31, 2002 of E74 million after the effects of consolidation and foreign exchange.

     During the fall of 2002, the Group established the Turnaround 2003 program relating to cost cutting efforts and strategic restructuring of Dresdner Bank. This resulted in new restructuring provisions of E199 million, whereas E72 million was utilized during the year. As of December 31, 2002, the total provision outstanding was E127 million after the effects of consolidation and foreign exchange.

     In total, the restructuring provisions related to Dresdner Bank amounted to E365 million at December 31, 2002.

AGF RESTRUCTURING PLAN

     In connection with the acquisition of AGF, a restructuring plan was implemented to integrate AGF with other French subsidiaries and to facilitate AGF being the operating entity for a significant portion of Group companies in Europe, Africa, and the Middle East. AGF recorded charges of E15 million in 2000, for restructuring costs which were included in other expenses in the income statement. The remaining outstanding provision of E209 million was primarily utilized in 2001.

(22) OTHER LIABILITIES

                                                               2002     2001
                                                              E(MN)    E(MN)
                                                              ------   ------
Funds held under reinsurance business ceded.................   8,562    8,929
Accounts payable on direct insurance business...............   7,972    7,610
Accounts payable on reinsurance business....................   2,257    2,103
Other liabilities...........................................  12,569   18,594
                                                              ------   ------
          Total.............................................  31,360   37,236
                                                              ======   ======

     Accounts payable on direct insurance business and accounts payable on reinsurance are due within one year. Of the remaining liabilities stated under other liabilities, E8,044 million (2001: E11,882 million) are due within one year, and E4,525 million (2001: E6,712 million) are due after more than one year.

     Other liabilities primarily include liabilities arising from tax charges on income totaling E1,099 million (2001: E1,055 million), interest and rental liabilities amounting to E178 million (2001: E204 million), social security liabilities of E229 million (2001: E274 million), derivative liabilities of E827 million (2001: E868 million), and unprocessed sales totaling E616 million (2001:
E876 million).

                                 ALLIANZ GROUP

(23) DEFERRED INCOME

     This item includes miscellaneous deferred income positions amounting to E3,010 million as of December 31, 2002 (2001: E5,283 million).

         SUPPLEMENTARY INFORMATION ON THE CONSOLIDATED INCOME STATEMENT

(24) PREMIUMS EARNED (NET)

                                                            2002     2001     2000
                                                           E(MN)    E(MN)    E(MN)
                                                           ------   ------   ------
PROPERTY/CASUALTY*
Gross premiums written...................................  42,542   41,459   37,666
Premiums ceded in reinsurance............................  (6,150)  (6,669)  (6,488)
Change in unearned premiums (net)........................    (669)  (1,024)    (348)
                                                           ------   ------   ------
Premiums earned (net)....................................  35,723   33,766   30,830
                                                           ======   ======   ======
LIFE/HEALTH*
Gross premiums written...................................  20,611   20,129   20,219
Premiums ceded in reinsurance............................  (1,207)  (1,169)  (1,139)
Change in unearned premiums (net)........................       6       19       (3)
                                                           ------   ------   ------
Premiums earned (net)....................................  19,410   18,979   19,077
                                                           ======   ======   ======
TOTAL*
Gross premiums written...................................  63,153   61,588   57,885
Premiums ceded in reinsurance............................  (7,357)  (7,838)  (7,627)
Change in unearned premiums (net)........................    (663)  (1,005)    (351)
                                                           ------   ------   ------
Premiums earned (net)....................................  55,133   52,745   49,907
                                                           ======   ======   ======

---------------

     * After eliminating intra-Group transactions between segments.

     Gross premiums written in 2002 totaled E60,408 million (2001: E58,331 million) for direct insurance business and E2,745 million (2001: E3,257 million) for reinsurance business assumed.

     In the case of life insurance products where the policyholder carries the investment risk (e.g., variable annuities), only those parts of the premiums used to cover the risks insured and costs involved are treated as premium income.

     A portion of the gross premiums written and the premiums ceded in reinsurance by the Allianz Group were assumed from or ceded to related parties (see related party transactions at Note 42).

                                 ALLIANZ GROUP

(25) INTEREST AND SIMILAR INCOME

                                                            2002     2001     2000
                                                           E(MN)    E(MN)    E(MN)
                                                           ------   ------   ------
Income from
  Securities held to maturity............................     384      467      509
  Securities available for sale..........................  13,747   13,055   11,889
  Real estate used by third parties......................   1,141    1,108      850
  Lending, money market transactions and loans...........  11,058    8,566    1,952
  Leasing agreements.....................................     141       68       87
  Other interest-bearing instruments.....................   1,739      960    1,308
                                                           ------   ------   ------
          Total..........................................  28,210   24,224   16,595
                                                           ======   ======   ======

     Interest and similar income includes dividend income of E1,806 million (2001: E2,147 million, 2000: E1,806 million).

     The following table presents net interest margin from the banking business*:

                                                            2002     2001     2000
                                                           E(MN)    E(MN)    E(MN)
                                                           ------   ------   ------
Interest and current income..............................  13,299    9,073    1,414
Interest expenses........................................  (9,292)  (6,668)  (1,190)
                                                           ------   ------   ------
Net interest margin......................................   4,007    2,405      224
Less loan loss allowance.................................   2,222      588       21
                                                           ------   ------   ------
Net interest margin after loan loss allowance............   1,785    1,817      203
                                                           ======   ======   ======

---------------

     * After eliminating intra-Group transactions between segments.

(26) INCOME (NET) FROM INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES AND ASSOCIATED ENTERPRISES

                                                             2002     2001     2000
                                                             E(MN)    E(MN)    E(MN)
                                                             -----    -----    -----
Income:
Current income.............................................    736      657    1,161
Write-ups..................................................      3       27       12
Realized gains from investments in affiliated enterprises,
  joint ventures and associated enterprises................  4,381    1,319      725
                                                             -----    -----    -----
     Total.................................................  5,120    2,003    1,898
                                                             =====    =====    =====
Expenses:
Depreciation...............................................     --     (243)     (23)
Realized losses on investments in affiliated enterprises,
  joint ventures and associated enterprises................   (708)    (119)     (15)
Miscellaneous expenses.....................................    (14)     (53)      --
     Total.................................................   (722)    (415)     (38)
                                                             -----    -----    -----
Income (net)...............................................  4,398    1,588    1,860
                                                             =====    =====    =====

                                 ALLIANZ GROUP

     In 2002, E3,432 million (2001: E1,388 million, 2000: E1,263 million) of the income (net) from investments in affiliated enterprises, joint ventures and associated enterprises is attributable to associated enterprises. During 2001, E866 million relates to a structured securities lending transaction relating to the ordinary shares of Munich Re.

(27) OTHER INCOME FROM INVESTMENTS

                                                           2002     2001      2000
                                                           E(MN)    E(MN)    E(MN)
                                                           -----    -----    -----
Realized gains on:
Securities held to maturity..............................      2        2         8
Securities available for sale............................  7,972    7,738    10,583
Real estate used by third parties........................    670      303       278
Other investments........................................     10       72        38
                                                           -----    -----    ------
Subtotal.................................................  8,654    8,115    10,907
                                                           -----    -----    ------
Income from revaluations on:
Securities held to maturity..............................      2        7         3
Securities available for sale............................    679      184        --
Real estate used by third parties........................     14       87        35
Other investments........................................      6      109        --
                                                           -----    -----    ------
Subtotal.................................................    701      387        38
                                                           -----    -----    ------
Total....................................................  9,355    8,502    10,945
                                                           =====    =====    ======

     Income from revaluations represents income from the reversal of impairment charges, including reversals of previously recorded impairment charges on securities that were sold during the fiscal year.

(28) TRADING INCOME

     Total trading income of E1,507 million (2001: E1,592 million, 2000: loss of E36 million) includes income from trading activities of banking business (after eliminating intra-Group transactions between segments) totaling E1,081 million (2001: E244 million, 2000: E7 million).

     Trading activities of banking business are comprise of the following during the years ended December 31:

                                                             2002     2001     2000
                                                             E(MN)    E(MN)    E(MN)
                                                             -----    -----    -----
Trading in interest products...............................    738     131       2
Trading in equity products.................................    (49)    (72)      1
Foreign exchange/precious metals trading...................    301      49      (1)
Other trading activities...................................     91     136       5
                                                             -----     ---      --
          Total............................................  1,081     244       7
                                                             =====     ===      ==

     Total trading income also includes contributions to earnings amounting to E412 million (2001: E1,385 million) from derivative financial instruments used by insurance companies for which hedge accounting is not applied. These include gains on derivative financial instruments embedded in exchangeable bonds issued amounting to E387 million (2001: E880 million). The

                                 ALLIANZ GROUP
contributions also include income from forward contracts that are used to hedge investments for which the balance was zero at December 31, 2002 (2001: E966 million). Also included are gains totaling E25 million (2001: loss of E461 million) arising from the use of other derivative financial instruments by insurance companies for which hedge accounting is not applied.

(29) FEE AND COMMISSION INCOME, AND INCOME FROM SERVICE ACTIVITIES

     Out of the total fee and commission income, and income from service activities, E2,784 million (2001: E1,383 million, 2000: E38 million) are attributable to banking business and E2,816 million (2001: E2,429 million, 2000:
E1,099 million) are attributable to asset management.*

     The following table presents net fee and commission income from banking business*:

                                                              2002    2001    2000
                                                              E(MN)   E(MN)   E(MN)
                                                              -----   -----   -----
Fee and commission income...................................  2,784   1,383     38
Fee and commission expenses.................................   (245)   (162)   (37)
                                                              -----   -----    ---
          Total.............................................  2,539   1,221      1
                                                              =====   =====    ===

     Net fee and commission income from banking business comprises the following*:

                                                              2002    2001    2000
                                                              E(MN)   E(MN)   E(MN)
                                                              -----   -----   -----
Securities business.........................................    812     713    --
Lending business............................................     14      72    --
Underwriting business (new issues)..........................    103      75    --
Other.......................................................  1,610     361     1
                                                              -----   -----     --
          Net fee and commission income.....................  2,539   1,221     1
                                                              =====   =====     ==

---------------

     * After eliminating intra-Group transactions between segments.

(30) OTHER INCOME

     Other income is comprised of the following:

                                                              2002    2001    2000
                                                              E(MN)   E(MN)   E(MN)
                                                              -----   -----   -----
Foreign currency transaction gains..........................    664     114     135
Fees........................................................    647     473     118
Release or reduction of miscellaneous accrued liabilities...    414     387     198
Income from reinsurance business............................    190     485     426
Gains from the disposal of real estate used for own
  activities and equipment..................................    115      12      --
Income from other assets....................................     86     101     100
Other.......................................................    855     600   1,354
                                                              -----   -----   -----
          Total.............................................  2,971   2,172   2,331
                                                              =====   =====   =====

                                 ALLIANZ GROUP

(31) INSURANCE BENEFITS

     Insurance benefits in Property/Casualty* comprise the following:

                                                            2002     2001     2000
                                                           E(MN)    E(MN)    E(MN)
                                                           ------   ------   ------
GROSS
Claims:
  Claims paid............................................  30,055   29,966   28,646
  Change in loss and LAE.................................   2,659    5,871      948
                                                           ------   ------   ------
Subtotal.................................................  32,714   35,837   29,594
                                                           ------   ------   ------
Change in other reserves:
  Aggregate policy reserves..............................     274      428      370
  Other..................................................     (84)    (227)    (132)
                                                           ------   ------   ------
Subtotal.................................................     190      201      238
                                                           ------   ------   ------
Expenses for premium refunds.............................     236      167      407
                                                           ------   ------   ------
          Total..........................................  33,140   36,205   30,239
                                                           ======   ======   ======
CEDED REINSURANCE
Claims:
  Claims paid............................................  (5,270)  (5,609)  (4,943)
  Change in loss and LAE.................................     332   (2,857)    (611)
                                                           ------   ------   ------
Subtotal.................................................  (4,938)  (8,466)  (5,554)
                                                           ------   ------   ------
Change in other reserves:
  Aggregate policy reserves..............................      (1)    (227)     (27)
  Other..................................................       9      (15)      18
                                                           ------   ------   ------
Subtotal.................................................       8     (242)      (9)
                                                           ------   ------   ------
Expenses for premium refunds.............................     (27)     (22)     (30)
                                                           ------   ------   ------
          Total..........................................  (4,957)  (8,730)  (5,593)
                                                           ======   ======   ======
NET
Claims:
  Claims paid............................................  24,785   24,357   23,703
  Change in loss and LAE.................................   2,991    3,014      337
                                                           ------   ------   ------
Subtotal.................................................  27,776   27,371   24,040
                                                           ------   ------   ------
Change in other reserves:
  Aggregate policy reserves..............................     273      201      343
  Other..................................................     (75)    (242)    (114)
                                                           ------   ------   ------
Subtotal.................................................     198      (41)     229
                                                           ------   ------   ------
Expenses for premium refunds.............................     209      145      377
                                                           ------   ------   ------
          Total..........................................  28,183   27,475   24,646
                                                           ======   ======   ======

                                 ALLIANZ GROUP

---------------

     * After eliminating intra-Group transactions between segments.

     Insurance benefits in Life/Health* comprise the following:

                                                            2002     2001     2000
                                                           E(MN)    E(MN)    E(MN)
                                                           ------   ------   ------
GROSS
Benefits paid............................................  16,689   15,576   14,948
Change in reserves:
Aggregate policy reserves................................   5,805    6,526    6,364
Other....................................................     453      196      524
                                                           ------   ------   ------
Subtotal.................................................  22,947   22,298   21,836
                                                           ------   ------   ------
Expenses for premium refunds.............................     325    1,873    6,448
                                                           ------   ------   ------
          Total..........................................  23,272   24,171   28,284
                                                           ======   ======   ======
CEDED REINSURANCE
Benefits paid............................................  (1,148)  (1,135)    (951)
Change in reserves:
Aggregate policy reserves................................     145     (231)    (345)
Other....................................................    (205)    (122)     104
                                                           ------   ------   ------
Subtotal.................................................  (1,208)  (1,488)  (1,192)
                                                           ------   ------   ------
Expenses for premium refunds.............................     (18)      (4)      --
                                                           ------   ------   ------
          Total..........................................  (1,226)  (1,492)  (1,192)
                                                           ======   ======   ======
NET
Benefits paid............................................  15,541   14,441   13,997
Change in reserves:
Aggregate policy reserves................................   5,950    6,295    6,019
Other....................................................     248       74      628
                                                           ------   ------   ------
Subtotal.................................................  21,739   20,810   20,644
                                                           ------   ------   ------
Expenses for premium refunds.............................     307    1,869    6,448
                                                           ------   ------   ------
          Total..........................................  22,046   22,679   27,092
                                                           ======   ======   ======

                                 ALLIANZ GROUP

---------------

     * After eliminating intra-Group transactions between segments.

(32) INTEREST AND SIMILAR EXPENSES

     The following table presents interest and similar expenses for the year ended December 31:

                                                              2002    2001    2000
                                                             E(MN)    E(MN)   E(MN)
                                                             ------   -----   -----
Deposits...................................................   3,533     610     198
Certificated liabilities...................................   4,480   4,607     617
                                                             ------   -----   -----
Subtotal...................................................   8,013   5,217     815
Other interest expenses....................................   2,638   2,644   1,584
                                                             ------   -----   -----
          Total............................................  10,651   7,861   2,399
                                                             ======   =====   =====

(33) OTHER EXPENSES FOR INVESTMENTS

                                                              2002    2001    2000
                                                             E(MN)    E(MN)   E(MN)
                                                             ------   -----   -----
Realized losses on investments:
  Securities held to maturity..............................       4      12      15
  Securities available for sale............................   8,063   6,888   3,989
  Real estate used by third parties........................     131      19      75
  Other investment securities..............................       6      79      --
                                                             ------   -----   -----
Subtotal...................................................   8,204   6,998   4,079
Unscheduled write-downs on investments:
  Securities held to maturity..............................      31      35       2
  Securities available for sale............................   5,523   1,507     411
  Real estate used by third parties........................     333     378     444
  Other investment securities..............................      11       5      13
                                                             ------   -----   -----
Subtotal...................................................   5,898   1,925     870
                                                             ------   -----   -----
          Total............................................  14,102   8,923   4,949
                                                             ======   =====   =====

(34) LOAN LOSS PROVISIONS

                                                              2002    2001    2000
                                                              E(MN)   E(MN)   E(MN)
                                                              -----   -----   -----
Additions to allowances including direct write-offs.........  3,128   1,204    104
Less amounts released.......................................   (817)   (593)   (73)
Less recoveries on loans previously written off.............    (70)    (15)   (10)
                                                              -----   -----    ---
Loan loss provisions........................................  2,241     596     21
                                                              =====   =====    ===

                                 ALLIANZ GROUP

(35) ACQUISITION COSTS AND ADMINISTRATIVE EXPENSES

                                                            2002     2001     2000
                                                           E(MN)    E(MN)    E(MN)
                                                           ------   ------   ------
PROPERTY/CASUALTY*
Acquisition costs:
  Payments...............................................   6,978    6,642    7,698
  Less Commissions and profit received on reinsurance
     business ceded......................................  (1,001)  (1,389)  (1,449)
  Change in deferred acquisition costs...................    (194)    (270)  (1,021)
                                                           ------   ------   ------
Deferred acquisition costs amortization..................   5,783    4,983    5,228
Administrative expenses..................................   4,101    4,482    3,257
                                                           ------   ------   ------
Underwriting costs (net).................................   9,884    9,465    8,485
Expenses for management of investments...................     510      484      558
                                                           ------   ------   ------
Total acquisition costs and administrative expenses......  10,394    9,949    9,043
                                                           ======   ======   ======
LIFE/HEALTH*
Acquisition costs:
  Payments...............................................   3,975    3,341    3,097
  Less Commissions and profit received on reinsurance
     business ceded......................................    (179)    (198)    (193)
  Change in deferred acquisition costs...................  (1,438)    (620)    (848)
                                                           ------   ------   ------
Deferred acquisition costs amortization..................   2,358    2,523    2,056
Administrative expenses..................................   1,358    1,269    1,528
                                                           ------   ------   ------
Underwriting costs (net).................................   3,716    3,792    3,584
Expenses for management of investments...................     553      457      398
                                                           ------   ------   ------
Total acquisition costs and administrative expenses......   4,269    4,249    3,982
                                                           ======   ======   ======

                                 ALLIANZ GROUP

                                                              2002    2001    2000
                                                              E(MN)   E(MN)   E(MN)
                                                              -----   -----   -----
BANKING*
Personnel expenses..........................................  4,335   2,045    106
Operating expenses..........................................  2,982   1,198     56
Fee and commission expenses.................................    245     162      8
                                                              -----   -----    ---
Total acquisition costs and administrative expenses.........  7,562   3,405    170
                                                              =====   =====    ===
ASSET MANAGEMENT*
Personnel expenses..........................................  1,242   1,102    303
Operating expenses..........................................    475     141     42
Fee and commission expenses.................................    465     478    139
                                                              -----   -----    ---
Total acquisition costs and administrative expenses.........  2,182   1,721    484
                                                              =====   =====    ===

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

     All personnel and operating expenses in banking business are reported under "Acquisition costs and administrative expenses".

(36) OTHER EXPENSES

                                                              2002    2001    2000
                                                              E(MN)   E(MN)   E(MN)
                                                              -----   -----   -----
Overhead expenses...........................................  1,279   1,526   1,112
Expense of transferring or increasing miscellaneous or
  accrued liabilities.......................................    648     168      91
Foreign currency losses.....................................    624     137     131
Expenses resulting from reinsurance business................    541     562   1,204
Expenses for service activities.............................    525     971     923
Depreciation and write-downs of other intangible assets.....    308     413     303
Fees........................................................    286     281     113
Integration expenses........................................    261     236      --
Direct charge to policy reserve.............................    256     257     107
Amortization of capitalized loyalty bonuses to senior
  management of PIMCO Group.................................    155     188     110
Expenses for assistance to victims under joint and several
  liability and road casualties.............................    117     127      85
Interest on accumulated policyholder dividends..............    110     108      72
Other.......................................................    988   1,183   1,344
                                                              -----   -----   -----
          Total.............................................  6,098   6,157   5,595
                                                              =====   =====   =====

                                 ALLIANZ GROUP

(37) TAXES

     The tax shown in the income statement consists of the taxes actually charged to individual Group enterprises and changes in deferred tax assets and liabilities.

     Taxes for the years ended December 31, are as follows:

                                                           2002      2001     2000
                                                          E(MN)     E(MN)     E(MN)
                                                          -----     -----     -----
Current taxes...........................................     844       617     629
Deferred taxes..........................................  (1,653)   (1,531)   (491)
                                                          ------    ------    ----
Subtotal................................................    (809)     (914)    138
                                                          ------    ------    ----
Other taxes.............................................      74        74      38
                                                          ------    ------    ----
          Total.........................................    (735)     (840)    176
                                                          ======    ======    ====

     The actual tax charge for 2002 includes a gain of E175 million related to prior periods. Of this gain, E57 million was related to the transfer of losses incurred during the fiscal year to earlier years.

     Deferred taxes are based on temporary differences between the carrying amount of assets or liabilities in the balance sheet and their tax bases, and on differences arising from uniform valuation and consolidation.

     The tax rates used in the calculation of deferred taxes are the applicable national rates, which in 2002 ranged from 12.5% to 45.5%. Changes to tax rates already adopted on the balance sheet date are taken into account. For reasons of commensurability and because of our current tax loss situation in Germany, we refrained from applying the increased corporate tax rate of 26.5%, which was adopted as part of the Flood Victim Solidarity Act and concerns the year 2003 only.

     Tax deferrals are recognized if a future reversal of the difference is expected. Deferred taxes on losses carried forward are recognized as an asset if sufficient future taxable profits are available for realization.

     Due to a devaluation of deferred tax assets, a deferred tax charge of E347 million arose in 2002.

     Due to the use of tax losses carried forward for which no deferred tax was recognized as an asset, the actual tax charge on earnings diminished by E31 million. The recognition of deferred tax assets on losses carried over from earlier periods, for which no deferred taxes had yet been recognized, resulted in deferred tax income of E55 million.

     Unused tax losses carried forward at the balance sheet date of E18,322 million (2001: E9,876 million) and deferred tax assets have been recognized where there is sufficient certainty that the unused tax losses will be utilized. E10,376 million (2001: E5,672 million) of the tax losses carried forward can be utilized without restriction.

     Aside from the losses sustained during the course of fiscal year 2001, the rise in tax losses carried forward by comparison with fiscal year 2000 is due to consolidation of Dresdner Bank in the consolidated financial statements.

                                 ALLIANZ GROUP

     Portions of losses carried forward can only be utilized subject to restrictions and are scheduled for expiration in subsequent years as follows:

YEAR ENDING                                                   E(MN)
-----------                                                   ------
2003........................................................     215
2004........................................................     549
2005........................................................     299
2006........................................................     736
2007........................................................   1,111
2008........................................................     325
2009........................................................     335
2010........................................................      18
2011........................................................      22
2012........................................................       4
>10 years...................................................   4,332
Unrestricted................................................  10,376
                                                              ------
Total.......................................................  18,322
                                                              ======

     It remains to be seen if, when and how the tax reform plans of the German Federal Government with respect to loss equalization and consolidated tax groups will be carried out. At present, it cannot be ruled out that this may necessitate considerable unscheduled write-downs on deferred tax assets.

     The recognized tax charge for 2002 is E391 million (2001: E1,250 million, 2000: E1,704 million) less than the anticipated tax charge. The following table shows the reconciliation of the anticipated tax charge on income with the effectively recognized tax charge. The Group reconciliation statement is a summary of the individual company-related reconciliation statements which are based on the respective country-specific tax rates after consolidation effects are taken into account.

                                                               2002      2001      2000
                                                              E(MN)     E(MN)      E(MN)
                                                              ------    ------    -------
Anticipated tax rate........................................   32.5%     19.2%      37.8%
                                                              ======    ======    =======
Anticipated tax (credit)/charge on income...................    (418)      336      1,842
- Municipal trade tax and similar taxes.....................    (138)     (276)        74
- Tax-free income...........................................  (1,416)   (1,314)      (247)
+ Amortization of goodwill..................................     285       211        143
+ Effects of tax losses.....................................     801        63        (92)
+ Other tax settlements.....................................      77        66     (1,582)
                                                              ------    ------    -------
= Current tax (credit)/charge...............................    (809)     (914)       138
                                                              ======    ======    =======
Effective tax rate (benefit)................................  (62.8%)   (52.1%)      2.8%
                                                              ======    ======    =======

     The low anticipated corporate income tax rate of 19.2% in 2001 primarily results from the reduction of the income tax rate in Germany.

                                 ALLIANZ GROUP

     The effective tax rate is determined on the basis of the current tax charge, including deferred taxes, on earnings from ordinary activities (before income tax and before minority interests) net of other taxes.

     In addition to the above mentioned effects of devaluations or the delayed use or recognition of losses carried forward from earlier periods, the item "effects of tax losses" also includes effects that arise from not recognizing deferred taxes on tax losses for the current fiscal year, which reduced the tax credit in 2002 by E794 million.

     Under the current German tax laws, the dividend distribution proposed for fiscal 2002 is expected to reduce corporate taxes for fiscal 2003 by E62 million.

     Other tax settlements in 2001 and 2000 include an expense of E30 million and income of E1,202 million arising from the release of deferred taxes.

     During 2000 (effective for 2001), corporate income tax rates in Germany have been reduced from 40% to 25%. In addition, taxes on capital gains on the sale of investment securities after 2001 have been eliminated.

     Deferred tax assets and liabilities comprise the following balance sheet headings:

                                                               2002     2001
                                                              E(MN)     E(MN)
                                                              ------    -----
Deferred tax assets:
  Intangible assets.........................................     114      169
  Investments...............................................   2,628    1,809
  Trading assets............................................     562      765
  Deferred acquisition costs................................      53       61
  Tax losses carried forward................................   4,910    3,019
  Other assets..............................................     843      934
  Insurance reserves........................................   2,226    1,508
  Pensions and similar reserves.............................     364      400
  Deferred income...........................................   1,558     (250)
                                                              ------    -----
          Total deferred tax assets.........................  13,258    8,415
                                                              ======    =====
Deferred tax liabilities:
  Intangible assets.........................................     268      238
  Investments...............................................   3,879    4,064
  Trading assets............................................   1,826      388
  Deferred acquisition costs................................   1,798    1,493
  Other assets..............................................     738     (101)
  Insurance reserves........................................   1,610    1,593
  Pensions and similar reserves.............................      12        5
  Deferred income...........................................   2,057    1,218
                                                              ------    -----
          Total deferred tax liability......................  12,188    8,898
                                                              ======    =====
          Net deferred tax asset/(liability)................   1,070     (483)
                                                              ======    =====

     Deferred tax income included in Shareholders' equity in fiscal 2002 amounted to E589 million.

                                 ALLIANZ GROUP

(38) SUPPLEMENTARY INFORMATION ON INSURANCE BUSINESS

INVESTMENTS*

                                                    PROPERTY-CASUALTY       LIFE/HEALTH              TOTAL
                                                    -----------------    ------------------    ------------------
                                                     2002      2001       2002       2001       2002       2001
                                                    E(MN)      E(MN)      E(MN)      E(MN)      E(MN)      E(MN)
                                                    -----      -----      -----      -----      -----      -----
Real estate.......................................   5,647      6,930      7,496      7,450     13,143     14,380
Investments in affiliated enterprises, joint
  ventures and associated enterprises.............   5,087      6,988      1,888      1,073      6,975      8,061
Loans.............................................   2,289      1,901     16,373     14,785     18,662     16,686
Other securities
  Held to maturity................................     596      1,179      5,199      5,482      5,795      6,661
  Available for sale..............................  64,711     76,703    177,269    168,030    241,980    244,733
  Trading.........................................   1,404      1,371      1,144        771      2,548      2,142
  Total other securities..........................  66,711     79,253    183,612    174,283    250,323    253,536
                                                    ------    -------    -------    -------    -------    -------
Other investments.................................   7,111      8,070      3,576      1,563     10,687      9,633
                                                    ------    -------    -------    -------    -------    -------
    Total.........................................  86,845    103,142    212,945    199,154    299,790    302,296
                                                    ======    =======    =======    =======    =======    =======

INVESTMENT INCOME* (PROPERTY-CASUALTY AND LIFE/HEALTH)

                               PROPERTY-CASUALTY                LIFE/HEALTH                      TOTAL
                           --------------------------    --------------------------    --------------------------
                            2002      2001      2000      2002      2001      2000      2002      2001      2000
                           E(MN)     E(MN)     E(MN)     E(MN)     E(MN)     E(MN)     E(MN)     E(MN)     E(MN)
                           -----     -----     -----     -----     -----     -----     -----     -----     -----
Income from investments
  Current income.........   4,755     5,278     5,922    10,862    10,516    10,122    15,617    15,794    16,044
  Income from
    revaluations.........   1,137     1,329        15       618       614        37     1,755     1,943        52
  Realized investment
    gains................   6,602     4,458     4,728     5,487     3,605     6,883    12,089     8,063    11,611
                           ------    ------    ------    ------    ------    ------    ------    ------    ------
Subtotal.................  12,494    11,065    10,665    16,967    14,735    17,042    29,461    25,800    27,707
                           ------    ------    ------    ------    ------    ------    ------    ------    ------
Investment expenses
  Depreciation and write-
  downs on investments...   2,273     1,104       509     2,853     1,319       400     5,126     2,423       909
  Realized investment
    losses...............   1,887     2,193     1,456     6,595     4,909     2,638     8,482     7,102     4,094
  Investment management,
    interest charges and
    other investment
    expenses.............   1,131     1,061       923       550       526       463     1,681     1,587     1,386
                           ------    ------    ------    ------    ------    ------    ------    ------    ------
Subtotal.................   5,291     4,358     2,888     9,998     6,754     3,501    15,289    11,112     6,389
                           ------    ------    ------    ------    ------    ------    ------    ------    ------
        Total............   7,203     6,707     7,777     6,969     7,981    13,541    14,172    14,688    21,318
                           ======    ======    ======    ======    ======    ======    ======    ======    ======

---------------

* Presentation of investments and investment income is made in conformity with the EU insurance accounting guideline and after eliminating intra-Group transactions between segments.

                                 ALLIANZ GROUP

(39) SUPPLEMENTARY INFORMATION ON BANKING BUSINESS*

LOANS AND ADVANCES TO BANKS

                                         2002                           2001
                             ----------------------------   ----------------------------
                                         OTHER                          OTHER
                             GERMANY   COUNTRIES   TOTAL    GERMANY   COUNTRIES   TOTAL
                              E(MN)      E(MN)     E(MN)     E(MN)      E(MN)     E(MN)
                             -------   ---------   -----    -------   ---------   -----
Loans......................   1,568      3,211      4,779      531      5,230      5,761
Other......................  17,760     54,617     72,377    9,150     39,612     48,762
                             ------     ------     ------    -----     ------     ------
Loans and advances to
  banks....................  19,328     57,828     77,156    9,681     44,842     54,523
Less loan loss allowance...       9        399        408        6        246        252
                             ------     ------     ------    -----     ------     ------
Loans and advances to banks
  after loan loss
  allowance................  19,319     57,429     76,748    9,675     44,596     54,271
                             ======     ======     ======    =====     ======     ======

LOANS AND ADVANCES TO CUSTOMERS

                                      2002                            2001
                          -----------------------------   -----------------------------
                                      OTHER                           OTHER
                          GERMANY   COUNTRIES    TOTAL    GERMANY   COUNTRIES    TOTAL
                           E(MN)      E(MN)      E(MN)     E(MN)      E(MN)      E(MN)
                          -------   ---------    -----    -------   ---------    -----
Corporate customers.....  40,996     83,680     124,676    63,890    82,710     146,600
Public authorities......     666      2,233       2,899       741     3,460       4,201
Private customers.......  46,490      1,411      47,901    67,801    12,100      79,901
                          ------     ------     -------   -------    ------     -------
Loans and advances to
  customers.............  88,152     87,325     175,477   132,432    98,270     230,702
Less loan loss
  allowance.............   5,353      1,205       6,558     5,606     2,180       7,786
                          ------     ------     -------   -------    ------     -------
Loans and advances to
  customers after loan
  loss allowance........  82,799     86,120     168,919   126,826    96,090     222,916
                          ======     ======     =======   =======    ======     =======

---------------

     * After eliminating intra-Group transactions between segments

     Loans and advances (after loan loss allowance) to banks and customers include reverse repos totaling E98,063 million(2001: E82,945 million). Liabilities to banks and to customers include repo transactions amounting to E63,573 million (2001: E59,946 million).

     The Company has entered into reverse repo transactions with related collateral fair value of E106,141 million and E83,726 million as of December 31, 2002 and 2001, respectively, which consists primarily of government debt securities. In addition, the fair value of collateral that has been sold or repledged on reverse repo transactions was E14,693 million and E19,271 million as of December 31, 2002 and 2001, respectively. If control over the securities remains with the pledgor, these transactions are reported in "Loans and Advances to Banks" or "Loans and Advances to Customers." Interest income from reverse repos is accrued over the duration of the transaction.

     Liabilities to banks and customers also include outstanding repurchase agreements. A repurchase agreement involves the sale of securities, subject to the simultaneous agreement to

                                 ALLIANZ GROUP
repurchase securities at a future date. Securities owned and pledged as collateral under repurchase agreements had a carrying value of E81,905 million and E47,936 million as of December 31, 2002 and 2001, respectively, and primarily consist of debt securities of publicly traded companies. Interest incurred on repurchase agreements is accrued evenly over the duration of the transaction.

INFORMATION ON LOANS AND ADVANCES TO CUSTOMERS

     The table shown below provides a breakdown of loans and advances (excluding loan loss allowance) to domestic and foreign corporate customers, private customers and public authorities by economic sector.

                                                   2002      2001
                                                  E(MN)      E(MN)
                                                  -----      -----
Germany:
Manufacturing industry..........................  10,347     12,787
Construction....................................   1,446      2,163
Wholesale and retail trade......................   6,342      8,357
Financial institutions (excluding banks) and
  insurance companies...........................   4,781      6,861
Service providers...............................  14,809     27,352
Other...........................................   3,308      6,370
                                                  ------    -------
Corporate customers.............................  41,033     63,890
Public authorities..............................     665        741
Private individuals (including self-employed
  professionals)................................  46,454     67,801
                                                  ------    -------
          Total.................................  88,152    132,432
                                                  ======    =======

                                                  2002       2001
                                                  E(MN)      E(MN)
                                                  -----      -----
Other countries:
Industry, wholesale and retail trade and
  service providers............................   21,649     48,778
Financial institutions (excluding banks) and
  insurance companies..........................   52,851     17,607
Other..........................................    9,185     16,325
                                                 -------    -------
Corporate customers............................   83,686     82,710
Public authorities.............................    2,230      3,460
Private individuals............................    1,490     12,100
                                                 -------    -------
          Total................................   87,325     98,270
                                                 -------    -------
          Grand total..........................  175,477    230,702
                                                 =======    =======

                                 ALLIANZ GROUP

SUBORDINATED ASSETS

     Assets are recorded as subordinated assets if, in the event of liquidation or bankruptcy, the related claim cannot be realized before the claims of other creditors are realized.

                                                      2002     2001
                                                      E(MN)    E(MN)
                                                      -----    -----
Loans and advances to banks.........................    79       52
Loans and advances to customers.....................    65       11
Trading assets:
  Other debt issuers................................    39       --
  Equities and other non-fixed-income securities....    --      132
Investment securities:
  Public sector debt issues.........................    --        3
  Other debt issuers................................   290      259
                                                       ---      ---
SUBORDINATED ASSETS.................................   473      457
                                                       ===      ===

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

                                                  USD      GBP     OTHER     2002
                                                 E(MN)    E(MN)    E(MN)     E(MN)
                                                 -----    -----    -----     -----
Balance sheet items:
Assets.........................................  90,518   42,725   30,618   163,861
Liabilities....................................  99,190   50,972   27,757   177,919

COLLATERAL PLEDGED FOR OWN LIABILITIES OF BANKING BUSINESS

     For the following liabilities and contingencies, assets having the indicated values were pledged as collateral:

                                                    2002      2001
                                                    E(MN)    E(MN)
                                                    -----    -----
Liabilities to banks.............................   84,081   32,226
Liabilities to customers.........................   40,411    4,018
Contingent liabilities...........................       70        2
Other commitments................................    8,863    8,521
                                                   -------   ------
          Total collateralized liabilities.......  133,425   44,767
                                                   =======   ======

                                 ALLIANZ GROUP

     The following table presents the assets pledged as collateral for the above liabilities and contingencies:

                                                    2002      2001
                                                    E(MN)    E(MN)
                                                    -----    -----
Loans and advances to banks......................   24,648    5,132
Loans and advances to customers..................   23,843    9,542
Trading assets...................................   65,430   26,700
Investment securities............................   19,483    3,376
Property and equipment...........................       21       17
                                                   -------   ------
          Total value of collateral pledged......  133,425   44,767
                                                   =======   ======

STRUCTURE OF RESIDUAL TERMS FOR BANKING BUSINESS

     The following presents loans and advances and liabilities in the banking business according to their final maturity or call dates.

                                             MATURITY AT DECEMBER 31, 2002
                              ------------------------------------------------------------
                                         UP TO     > 3 MONTHS -    > 1 YEAR -    MORE THAN
                               TOTAL    3 MONTHS      1 YEAR         5 YEARS      5 YEARS
                               E(MN)     E(MN)         E(MN)          E(MN)        E(MN)
                               -----    --------   ------------    ----------    ---------
Assets:
Term loans and advances to
  banks.....................   77,157    56,247       17,331          2,670          909
Loans and advances to
  customers(1)..............  175,243    77,079       18,899         35,517       43,748
                              -------   -------       ------         ------       ------
Total assets................  252,400   133,326       36,230         38,187       44,657
                              =======   =======       ======         ======       ======
Liabilities:
Participation certificates
  and subordinated
  liabilities...............    9,832         6        1,097          3,110        5,619
Term liabilities to
  banks(2)..................  118,169    91,749       16,283          3,999        6,138
Liabilities to customers(2):
  Savings deposits and
     home-loan savings
     deposits...............    6,128     2,420          864          1,591        1,253
  Other terms liabilities to
     customers..............   81,375    65,241        5,988          4,461        5,685
Certificated liabilities....   64,439    25,512       15,058         19,043        4,826
                              -------   -------       ------         ------       ------
Total liabilities...........  279,943   184,928       39,290         32,204       23,521
                              =======   =======       ======         ======       ======

---------------

(1) Loans and advances to customers with a residual term of up to 3 months include E8,510 million of undated claims. These claims include credit lines available until further notice, overdraft facilities, called or overdue loans, unauthorised overdrafts, call money and internal account balances.

(2) Excluding balances payable on demand.

     Dresdner Bank securitizes certain loan portfolios and sells them in the capital market. The transferred assets are securitized by special-purpose entities in the form of debt securities and

                                 ALLIANZ GROUP
sold to third parties. Dresdner Bank carries out these transactions through the fully-consolidated special-purpose entities Silver Lux Inc., Grand Cayman and Silver Tower 125 Inc., Grand Cayman. The maximum volume for each transaction is E5 billion. The average transaction volume for the year for both entities combined was approximately E5.16 billion.

TRUSTEE BUSINESS IN BANKING BUSINESS

     The following presents trustee business within banking business not recorded in the balance sheet:

                                                       2002    2001
                                                       E(MN)   E(MN)
                                                       -----   -----
Loans and advances to banks..........................  5,217   3,415
Loans and advances to customers......................  4,247   4,497
Investment securities................................      7       7
Other................................................     --       9
                                                       -----   -----
Total assets*........................................  9,471   7,928
                                                       =====   =====
Liabilities to banks.................................    955     300
Liabilities to customers.............................  8,516   7,628
                                                       -----   -----
Total liabilities....................................  9,471   7,928
                                                       =====   =====

           --------------------------

           *  Including E8,847 million (2001: E5,078 million) of trustee loans.

OTHER BANKING INFORMATION

     At the balance sheet date there were commitments to repurchase assets sold under repurchase agreements with a net book value of E61,068 million (2001:
E63,505 million).

     An amount of E287 million (2001: E381 million) eligible for refinancing with the central bank is held in cash funds.

     The aggregate amount of time certificates of deposit and other time deposits in the amount of E100,000 or more issued by the Group's German offices at December 31, 2002 was E67,573 million (2001: E92,251 million).

     The aggregate amount of time deposits in the amount of E100,000 or more issued by the Group's non-German offices at December 31, 2002 was E25,840 million (2001: E45,166 million).

(40) DERIVATIVE FINANCIAL INSTRUMENTS

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

     Derivatives used by individual enterprises in the Allianz Group comply with the relevant supervisory regulations and the Group's own internal guidelines. The Group's strict investment

                                 ALLIANZ GROUP
and monitoring rules exceed regulations imposed by supervisory authorities. In addition to local management supervision, comprehensive financial and risk management systems are in force across the Group. Risk Management is an integral part of Allianz Group's controlling process that includes identifying, measuring, aggregating and managing risks. Risk management objectives are implemented at both the Group level and by the local operational units. The use of derivatives is one key strategy used by the Group to manage its market and investment risks.

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

     The total notional principal amount of all open derivative positions of the Allianz Group was E3,272,703 million at December 31, 2002. The market values were E1,159 million at December 31, 2002.

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

     The risk of changes in the fair value of reported assets or liabilities is hedged by a fair value hedge. Changes in the fair value of a hedging instrument are recognized in current period income and classified together with the pro rata share of the profit or loss attributable to the change in value of the hedged risk recognized in the income statement.

     The Allianz Group principally uses fair value hedging. Insurance companies mainly use interest rate swaps and caps, and forward sale agreements. Important hedging instruments in Banking are interest rate swaps and forwards and currency swaps and forwards. Hedging instruments may be implemented for individual transactions (micro hedge) or for a portfolio of similar assets or liabilities (portfolio hedge). The derivative financial instruments used for fair value hedges had a fair value at December 31, 2002 totaling E33 million (2001: E1,925 million). Ineffectiveness in fair value hedge transactions led to a loss of E10 million (2001: gain of E66 million) which was classified consistently with the hedged item. E0.4 million (2001:

                                 ALLIANZ GROUP

E60 million) relates to the gain or loss on the derivative instrument that was excluded from the assessment of hedge effectiveness.

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

     The Allianz Group had no derivative financial instruments for which cash flow hedge accounting was applied as of December 31, 2002. There were two cash flow hedge transactions that occurred during 2002, consisting of a cross-currency swap used to hedge the foreign currency and interest rate risk of a foreign-denominated variable rate bond and a forward purchase agreement on equity shares, which had an insignificant impact on net income. Derivative financial instruments for cash flow hedges had a fair value at December 31, 2001 totaling E388 million with a corresponding amount included in other reserves within shareholders' equity. The derivative financial instruments for cash flow hedges existing at December 31, 2001 expired in 2002, resulting in a realized gain of E388 million from the reclassification of other reserves in shareholders' equity to the income statement.

     Hedge accounting may also be applied to hedge a net investment in a foreign entity. Financial instruments are used here to hedge the currency risk. The proportion of gains or losses arising from valuation of the hedging instrument, which is classified as an effective hedge, is recognized as shareholders' equity, while the ineffective part flows directly into the income statement.

     Foreign exchange hedging transactions in the form of foreign currency forwards with a total fair value at December 31, 2002 of E107 million (2001: E46 million) were outstanding with respect to hedges of currency risks related to a net investment in a foreign entity. Other reserves in shareholders' equity increased by E164 million (2001: E(61) million) resulting from foreign exchange hedging transactions entered into during the period.

     During 2001, in addition to the positions below, the Group had entered into forward contracts with total notional amounts of E15,410 million that related to the restructuring of holdings in affiliates and associated enterprises. These forward contracts represented non-derivative commitments not recognized on the balance sheet as they related to subsidiaries and associated investees of the Group. At December 31, 2002, the Group did not have any commitments with respect to this type of forward contracts.

     The positive market values of financial derivative instruments are shown on a net basis, i.e., taking into account existing netting agreements.

                                 ALLIANZ GROUP

     The following tables show the distribution of derivative positions on the balance sheet date between the Group's insurance business and its banking business.

INSURANCE SEGMENTS PROPERTY-CASUALTY AND LIFE/HEALTH

                              NOTIONAL AMOUNT MATURITY AT                  2002                        2001
                                   DECEMBER 31, 2002          -------------------------------   ------------------
                             ------------------------------   NOTIONAL    POSITIVE   NEGATIVE   NOTIONAL     NET
                              UP TO     1-5      MORE THAN    PRINCIPAL    MARKET     MARKET    PRINCIPAL   MARKET
                             1 YEAR    YEARS      5 YEARS      AMOUNTS     VALUES     VALUES     AMOUNTS    VALUES
                              E(MN)    E(MN)       E(MN)        E(MN)      E(MN)      E(MN)       E(MN)     E(MN)
                             -------   ------   -----------   ---------   --------   --------   ---------   ------
Interest rate contracts:...   1,973     7,132      3,906       13,011        133        (172)    12,404       (30)
  OTC:
    Forwards...............   1,258        --         --        1,258          2          (6)        --        --
    Swaps..................     274       750      2,269        3,293        104         (93)     3,089        (6)
    Swaptions..............      --       136         --          136         11          --        136         6
    Caps...................      --     6,246      1,335        7,581         --         (62)     7,573       (26)
    Options................     101        --        282          383          1         (10)        99        (3)
  Exchange traded:
    Futures................     340        --         --          340          3          --        217        (1)
    Options................      --        --         20           20         12          (1)     1,290        --
Equity index contracts.....  12,434    12,255        338       25,027      1,565      (1,217)    21,702     2,576
  OTC:
    Forwards...............     602     1,979         --        2,581      1,105         (24)     8,704     2,801
    Swaps..................      --     1,273         79        1,352          2        (388)     1,484       180
    Options................   8,186     8,007        221       16,414        323        (776)     9,763      (408)
  Exchange traded:
    Futures................   2,084        --         --        2,084         80          (1)       800         1
    Options................   1,562       996         38        2,596         55         (28)       951         2
Foreign exchange
  contracts:...............   3,339     1,557        331        5,227        282         (62)     3,947        58
  OTC:
    Forwards...............   3,219       103         --        3,322        135         (59)     2,422        68
    Swaps..................       2     1,454        331        1,787        146          (3)     1,378       (10)
    Options................      94        --         --           94         --          --        146        --
  Exchange traded:
    Futures................      24        --         --           24          1          --          1        --
Credit contracts:..........      --        --         79           79          3         (13)         1        --
  OTC:
    Swaps..................      --        --         79           79          3         (13)         1        --
                             ------    ------      -----       ------      -----      ------     ------     -----
         Total.............  17,746    20,944      4,654       43,344      1,983      (1,464)    38,054     2,604
                             ======    ======      =====       ======      =====      ======     ======     =====

     The major exposures in equity contracts are in the form of options used for hedging the portfolio against market fluctuations. In managing interest rate risk long-term interest income is primarily controlled by the use of interest rate caps. In addition exchange rate fluctuations are hedged by synthetically transforming financial assets and liabilities in foreign currencies into E-denominated financial instruments through foreign exchange deals and currency swaps.

                                 ALLIANZ GROUP

BANKING AND ASSET MANAGEMENT SEGMENTS

                          NOTIONAL AMOUNT MATURITY AT                   2002                        2001
                               DECEMBER 31, 2002           -------------------------------   ------------------
                       ---------------------------------   NOTIONAL    POSITIVE   NEGATIVE   NOTIONAL     NET
                         UP TO       1-5      MORE THAN    PRINCIPAL    MARKET     MARKET    PRINCIPAL   MARKET
                        1 YEAR      YEARS      5 YEARS      AMOUNTS     VALUES     VALUES     AMOUNTS    VALUES
                         E(MN)      E(MN)       E(MN)        E(MN)      E(MN)      E(MN)       E(MN)     E(MN)
                       ---------   -------   -----------   ---------   --------   --------   ---------   ------
Interest rate
  contracts:.........  1,200,206   721,778     587,629     2,509,613    46,500    (44,794)   3,216,201     259
  OTC:
    Forwards.........     98,372     9,115          --       107,487        90       (101)     275,788      20
    Swaps............    985,619   608,056     511,649     2,105,324    44,994    (42,585)   2,477,685     903
    Swaptions........        528    12,028      47,431        59,987       562     (1,571)      61,842    (810)
    Caps.............     10,168    28,963      16,942        56,073       296       (105)      62,172      39
    Floors...........      9,482    15,852      11,093        36,427       518       (413)      40,491     118
    Options..........         --        10         239           249        17         --          796       4
    Other............         --        --          --            --        --         --          146      --
  Exchange traded:
    Futures..........     90,064    43,445          --       133,509        14        (12)     255,075     (15)
    Options..........      5,973     4,309         275        10,557         9         (7)      42,206      --
Equity/Index
  contracts..........     71,980    52,761       3,857       128,598     7,113     (6,770)     147,176     852
  OTC:
    Swaps............        853     2,354         773         3,980       520       (426)       3,951     271
    Options..........     28,622    42,501       3,046        74,169     4,586     (4,399)      85,333     272
    Other............         27         5          --            32        --         (8)         497     361
  Exchange traded:
    Futures..........      7,333         1          29         7,363         3         (9)      10,356      15
    Options..........     35,145     7,900           9        43,054     2,004     (1,928)      47,039     (67)
Foreign exchange
  contracts:.........    434,250    60,657      22,192       517,099    11,911    (13,439)     519,525   1,884
  OTC:
    Forwards.........    340,821    10,182         201       351,204     7,570     (9,031)     370,678     874
    Swaps............     14,741    45,588      18,381        78,710     3,306     (3,091)      84,278   1,011
    Options..........     75,915     4,598       3,610        84,123       979     (1,284)      62,530       1
    Other............         --        --          --            --        --         --          122       1
  Exchange traded:
    Futures..........      2,773       289          --         3,062        56        (33)       1,798      --
    Options..........         --        --          --            --        --         --          119      (3)
Credit contracts.....      5,704    56,655       3,564        65,923     1,320     (1,354)      25,820    (190)
  OTC:
    Credit default
      swaps..........      5,656    48,236       2,868        56,760       807       (657)      16,561      57
    Total return
      swaps..........         48     8,419         696         9,163       513       (697)       9,259    (247)
Other contracts......      5,233     2,569         324         8,126       417       (264)      10,350     (31)

                                 ALLIANZ GROUP

                          NOTIONAL AMOUNT MATURITY AT                   2002                        2001
                               DECEMBER 31, 2002           -------------------------------   ------------------
                       ---------------------------------   NOTIONAL    POSITIVE   NEGATIVE   NOTIONAL     NET
                         UP TO       1-5      MORE THAN    PRINCIPAL    MARKET     MARKET    PRINCIPAL   MARKET
                        1 YEAR      YEARS      5 YEARS      AMOUNTS     VALUES     VALUES     AMOUNTS    VALUES
                         E(MN)      E(MN)       E(MN)        E(MN)      E(MN)      E(MN)       E(MN)     E(MN)
                       ---------   -------   -----------   ---------   --------   --------   ---------   ------
  OTC:
    Precious
      metals.........      4,960     2,557         324         7,841       416       (263)       9,723     (18)
    Other............        229        12          --           241         1         (1)         332     (13)
  Exchange traded:
    Futures..........         --        --          --            --        --         --          217      --
    Options..........         44        --          --            44        --         --           78      --
                       ---------   -------     -------     ---------    ------    -------    ---------   -----
         Total.......  1,717,373   894,420     617,566     3,229,359    67,261    (66,621)   3,919,072   2,774
                       =========   =======     =======     =========    ======    =======    =========   =====

     The main derivative financial instruments used are interest rate derivatives, in particular interest rate swaps that are primarily entered into the course of trading activities.

(41) FAIR VALUE

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

     The Group uses the following methods and assumptions to determine fair values:

     Cash and cash equivalents: The carrying amount corresponds to the fair value due to its short-term nature.

     Investments (including trading assets and liabilities): The fair value of fixed-term securities is based on market prices, provided these are available. If fixed-term securities are not actively traded, their fair value is determined on the basis of valuations by independent data suppliers. The fair value of equities is based on their stock-market prices. The carrying amount and the fair value for fixed-term securities and equities do not include the fair value of derivative contracts used to hedge the related fixed-term securities and equities.

     The fair value of derivatives is derived from the value of the underlying assets and other market parameters. Exchange-traded derivative financial instruments are valued using the fair-value method and based on publicly quoted market prices. Valuation models established in financial markets (such as present value models or option pricing models) are used to value OTC-traded derivatives. In addition to interest rate curves and volatilities, these models also take into account market and counterparty risks. Fair value represents the capital required to settle in full all the future rights and obligations arising from the financial contract.

     Loans and advances to banks and customers: The fair value of loans is calculated using the discounted cash flow method. This method uses the effective yield of similar debt instruments. Where there is doubt regarding the repayment of the loan, the anticipated cash flows are discounted using a reasonable discount rate and includes a charge for an element of uncertainty in cash flows.

                                 ALLIANZ GROUP

     Separate accounts assets and liabilities: The fair values of separate accounts assets were determined using the market value of the underlying investments. Fair values of separate accounts liabilities were determined using cash surrender values of the policyholder's and contractholder's account.

     Investment contracts with policyholders: Fair values for life insurance investment and annuity contracts were determined using the cash surrender values of the policyholder's and contract holder's account.

     Certificated liabilities: The fair value of bonds and loans payable is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans and other borrowings.

     The following table presents the carrying amount and estimated fair value of the Group's financial instruments as of December 31:

                                                     2002                 2001
                                              ------------------   ------------------
                                              CARRYING    FAIR     CARRYING    FAIR
                                               AMOUNT     VALUE     AMOUNT     VALUE
                                               E(MN)      E(MN)     E(MN)      E(MN)
                                              --------   -------   --------   -------
Financial assets:
  Cash and cash equivalents.................   21,008     21,008    21,240     21,240
  Investments...............................  272,530    272,758   329,880    329,999
  Loans and advances to banks and
     customers..............................  274,906    276,263   300,967    302,201
  Trading assets............................  124,842    124,842   128,422    128,422
  Separate account assets...................   25,657     25,657    24,692     24,692
Financial liabilities:
  Investment contracts with policyholders...   52,527     49,762    58,685     57,128
  Separate account liabilities..............   25,687     24,943    24,726     24,322
  Liabilities to banks and customers........  284,598    284,659   312,725    313,144
  Certificated liabilities..................   78,750     79,980   134,670    133,162
  Trading liabilities.......................   53,520     53,520    44,538     44,538

     The tax ramifications of the related unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in the estimates.

     Certain assets and liabilities are specifically excluded from the disclosure requirements of financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Group.

(42) RELATED PARTY TRANSACTIONS

     The following relates to transactions with associated enterprises and enterprises in which the Allianz Group holds or held an ownership interest of between 10% and 20%, or to enterprises which held such an ownership interest in Allianz AG.

     These business relationships are stated as of December 31, 2002 unless otherwise indicated.

                                 ALLIANZ GROUP

DRESDNER BANK

     After a successful takeover offer for the acquisition of Dresdner Bank shares in March 2001, the conclusion of forward purchases on January 15 and 16, 2002, and some additional purchases, the Allianz Group held 95.6% of the shares of Dresdner Bank as of February 2002. In addition, the Group announced its intention to purchase all shares of Dresdner Bank still in the possession of minority shareholders. The cash compensation for the transfer of these shares was established and its adequacy was confirmed by a court-appointed auditor. On May 24, 2002, the Annual General Meeting of Dresdner Bank approved the squeeze-out of minority shareholders. On July 11, 2002, this decision was entered into the Register of Commerce. By squeezing out minority shareholders, Allianz AG acquired 15,982,988 shares of Dresdner Bank for which, based on a valuation of E51.50 per share, it paid a compensation of E823,123,882 to the departing minority shareholders. In accordance with the German Stock Corporation Act, some of the squeezed-out minority shareholders asked for a review of the adequacy of the cash compensation by the Regional Court (in a so-called "Spruchstellenverfahren"). The outcome of these proceedings remains uncertain at this time. Should the findings of these proceedings be to the detriment of Allianz AG, the ordered increase of the cash compensation will be applicable to the cash compensation of all former minority shareholders squeezed out by the decision of the Annual General Meeting of May 24, 2002. On December 31, 2002, the Allianz Group held an ownership interest of 100% in Dresdner Bank. As a result, Dresdner Bank is no longer a related party company of Allianz AG but a Group Company.

     The Allianz Group and Dresdner Bank had a wide range of business relationships prior to the acquisition of Dresdner Bank, for example in banking, distribution of insurance products and asset management. These transactions were concluded on ordinary market terms and conditions.

     Material business relationships also exist with the following related parties:

MUNCHENER RUCKVERSICHERUNGS-GESELLSCHAFT AG IN MUNICH (MUNICH RE)

     Munich Re is an associated company of the Allianz Group. The relationship between Allianz AG and Munich Re is set forth in the so-called Principles of Cooperation of May 2000, which mainly govern the reinsurance relationships between the two companies. Among other things, the Principles of Cooperation determine that Munich Re shall provide reinsurance for 14% of the gross self-retention of the insurance business of the companies of Allianz's German Property-Casualty Group via Allianz AG. Under the terms of the Principles of Cooperation, Munich Re is the principal reinsurer of Allianz AG and Allianz AG cedes the majority of its externally ceded reinsurance to Munich Re. Notwithstanding its right to freely choose its reinsurer, Allianz AG will give Munich Re the first opportunity to submit bids. The Principles of Cooperation were amended in December 2001 by a supplementary agreement, under the terms of which the mutually ceded reinsurance volume is to be adjusted on a step-by-step basis by 2008. The supplementary agreement is effective through December 31, 2010. Due to the merger of Vereinte Versicherung AG with Allianz Versicherungs-AG, the share of the reinsurance business of Allianz Sachgruppe Deutschland to be assumed by Munich Re was reduced from 14% to 10.5% in an agreement of August 2, 2002, effective retroactively as of January 1, 2002.

     The Principles of Cooperation of May 2000 can be terminated as of December 31, 2005. On December 19, 2002, this termination agreement was amended by a supplementary agreement which stipulates the terms of termination of the Principles of Cooperation to be ineffective until December 31, 2003 and shortens the termination notice set forth therein from three to two years. This means that the Principles of Cooperation will be automatically renewed for another ten years only if they are not terminated prior to December 31, 2003.

                                 ALLIANZ GROUP

     Other reinsurance and retrocession agreements with the individual companies of the Allianz Group govern which reinsurance business will be assumed by the Munich Re Group from, or ceded by the Munich Re Group, to the Allianz Group.

     The Allianz Group premiums that were ceded to or assumed from companies of the Munich Re Group are shown in the following table:

                                                              2002    2001    2000
                                                              E MN    E MN    E MN
                                                              -----   -----   -----
Ceded premiums..............................................  2,300   2,400   2,300
Assumed premiums............................................    600     850     900

     Of the Allianz Group's total third-party reinsurance premiums ceded, approximately 31.3%, 30.6% and 30.2% were ceded to Munich Re in 2002, 2001 and 2000 respectively. These amounts represented approximately 4%, 4% and 4% of the Allianz Group's gross premiums written in 2002, 2001 and 2000, respectively. During 2001, Munich Re, as principal reinsurer of Allianz AG, assumed substantial claims received by companies of the Allianz Group arising from the terrorist attack of September 11, 2001 in accordance with the foregoing contractual agreements. See "Information on the Company and Operating and Financial Review and Prospects -- Discussion of Property-Casualty Operations by Geographic Region -- Germany -- Allianz AG." As of December 31, 2002, E8,900 million (2001: E8,939 million) of the amounts ceded to reinsurers from insurance reserves are due from Munich Re.

     The reinsurance agreements between the two Groups are governed by terms and conditions that could also be obtained by third parties.

     In May 2000, Allianz AG and Munich Re signed a letter of intent, which among other things, provides that Allianz AG and Munich Re will reduce their shareholdings in each other to a level of approximately 20%. This reduction is to be achieved, or initiated, by December 31, 2003. As of December 31, 2002, the Allianz Group held 22.4% of the ordinary shares of Munich Re. This interest increased to 23.2% by February 28, 2003. Munich Re informed the Group that on December 31, 2002, the Munich Re Group held 21.2% of the ordinary shares outstanding of Allianz AG (as of December 31, 2002). Taking into account treasury shares held by Allianz Group companies on February 28, 2003, whose number was reduced after fulfilling the exchange offer for participation certificates, the registered ownership interest of the Munich Re Group in Allianz AG amounted to 20.7% as of February 28, 2003. Effective March 31, 2003, however, the Group reduced its shareholding in Munich Re to slightly less than 20%. As a result of the reduction in our shareholding in Munich Re to less than 20%, we ceased to account for Munich Re as an associated enterprise at March 31, 2003.

     In connection with the acquisition of Dresdner Bank, Allianz AG pledged to the Commission of the European Communities to limit its voting rights from ordinary shares of Munich Re to 20.5% of the total ordinary share capital of Munich Re. In addition, Allianz AG agreed to reduce its long-term shareholding in Munich Re to 20.5%. This commitment includes the ordinary shares of Munich Re held by Dresdner Bank. The commitment of Allianz AG to the European Commission does not affect ordinary shares of Munich Re that are acquired and held by the companies of the Allianz Group as part of their trading portfolio in the ordinary course of business and which do not have voting rights attached. The commitment also does not affect the exercise of voting rights on behalf of clients or voting rights attached to ordinary shares held in the ordinary course of business for the account of third parties.

     In April 2001, in connection with our acquisition of Dresdner Bank, we entered into an Agreement in Principle with Munich Re (which we refer to as the "Agreement in Principle"),

                                 ALLIANZ GROUP
pursuant to which we sold a 16.0% shareholding in HypoVereinsbank to Munich Re for E59.22 per share, or an aggregate price of approximately E4.285 billion, on January 15, 2002, thereby reducing our shareholding in HypoVereinsbank to approximately 0.5%. In addition, we purchased from Munich Re its 40.6% shareholding in Allianz Leben for E607.17 per share, or an aggregate price of E2.587 billion, on January 15, 2002, thereby increasing our shareholding in Allianz Leben to 91.1%.

     The Principles of Cooperation between Munich Re and Allianz AG further provide that upon termination of the Principles of Cooperation, a mutual obligation of the parties will continue to exist for a period of two years, in accordance with which both Allianz AG and Munich Re, if they wish to sell their ownership interest they hold in the other, will grant the other a right to designate the buyer of the ownership interest being sold. In addition, if the party whose shares are being sold exercises its right of first offer, the selling party shall be entitled to request the other party to sell to it or another designated person the shares of the selling party. Reciprocal rights of first refusal also apply to post-termination dispositions of interests in majority jointly held German insurance companies. Upon termination of the Principles of Cooperation, the existing reinsurance arrangements between Allianz AG and Munich Re will remain in force but may be terminated at any time pursuant to the provisions of the relevant reinsurance agreements. The reinsurance arrangements with respect to majority jointly held entities will remain in effect. All disputes arising from the Principles of Cooperation are to be resolved through binding arbitration.

     On January 15, 2002, the 40.5% ownership interest in Allianz
Lebensversicherungs-AG (Allianz Leben) previously held by Munich Re was sold to Allianz AG. The reinsurance relationships between Allianz Leben and Munich Re will continue on the basis of existing contracts until 2010.

     Effective as of June 30, 2002, Munich Re transferred its ownership interest of 50.0% in Franfurter Versicherungs-AG and its ownership interest of 45.0% in Bayerische Versicherungsbank AG to Allianz Versicherungs-AG. Allianz transferred its ownership interest of 36.1% in Karlsruher Lebensversicherung AG, a subsidiary of Munich Re, to Munich Re. These transfers were made in fulfillment of the agreement in the letter of intent signed between Allianz AG and Munich Re on May 4, 2000.

     In addition to the arrangements described above, the Allianz Group and Munich Re and its subsidiaries enter into various transactions with each other in the ordinary course of business, including the provision of direct insurance by Allianz Group companies to Munich Re and its subsidiaries, and vice versa. Allianz expects these transactions to continue.

HYPOVEREINSBANK AG

     On January 15, 2002, Allianz Group transferred a 16% shareholding in HypoVereinsbank to Munich Re for a purchase price of E5,133 million to effectively dispose of the Allianz Group's shareholding in HypoVereinsbank. On December 31, 2002, Allianz Group held 0.3% of the ordinary shares of HypoVereinsbank. At the same date, HypoVereinsbank held 4.6% of the ordinary shares of Allianz AG. Taking into account ordinary shares of Allianz AG held by Allianz Group companies, the ownership interest of HypoVereinsbank in Allianz AG on February 28, 2003, was 4.9%.

     Allianz AG and its subsidiaries terminated the existing cooperation agreement with HypoVereinsbank concerning the distribution of insurance products in the course of the year 2001.

                                 ALLIANZ GROUP

     As of June 7, 2002, we held approximately 0.5% of the ordinary shares of HypoVereinsbank.On April 4, 2002, HypoVereinsbank reported ownership of 6.2% of Allianz AG's ordinary shares pursuant to the German Securities Trading Act.

     In addition, Allianz Group companies and HypoVereinsbank and its subsidiaries enter into a wide variety of transactions with each other in the ordinary course of business, including banking, insurance, broker-dealer, securities lending, joint venture and other transactions.

EXERCISE OF MANDATES IN RELATED ENTERPRISES

     On December 31, 2002, no member of the Board of Management or the Supervisory Board of Allianz AG held any seat on the Board of Management or the Supervisory Board of Munich Re or HypoVereinsbank.

TRANSACTIONS WITH RELATED ENTERPRISES

     Transactions with the above-mentioned related enterprises are concluded at ordinary market terms.

OTHER RELATED COMPANIES

     The Allianz Group has a number of additional associated companies in which the Allianz Group holds interests of between 10% and 20%. Companies of the Allianz Group have various types of business relations with these companies (particularly in the area of insurance, banking and asset management). These relations are subject to ordinary market conditions. In particular, the business relations with associated companies in the insurance business take on various forms and may also include special service, reinsurance, cost-sharing and asset management agreements whose terms Allianz Group deems to be appropriate.

TERROR RISK INSURANCE COMPANIES

     In the aftermath of the terrorist attacks of September 11, 2001, terror risk insurance companies were founded in Germany and Luxembourg to address the existing shortage of direct insurance and reinsurance coverage for major risks in the international markets. The shareholders of these companies are a number of direct insurers and reinsurers, including companies of the Allianz Group. Allianz Versicherungs-AG holds a 16% interest in Deutsche EXTREMUS Versicherungs-AG (EXTREMUS), which was registered on October 22, 2002, and has an equity capital of E50 million. Munich Re also holds a 16% interest in EXTREMUS. On the basis of the E10 billion state guarantee granted by the Federal Republic of Germany, EXTREMUS is able to provide excess coverage of up to E13 billion for terror risks encountered in Germany. Allianz AG holds an 18.2% interest in Special Risk Insurance and Reinsurance Luxembourg S.A. (SRIR), which was registered on April 4, 2002, and has an equity capital of E300 million.

LOANS TO SHAREHOLDERS

     As part of the normal course of business, the Group also grants loans to non-employee shareholders. These are granted at market conditions. Employees may obtain the preferential conditions usually granted in the industry.

LOANS TO MEMBERS OF THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

     In the normal course of business, members of the Board of Management and the Supervisory Board may be granted loans by Dresdner Bank. Such loans are subject to the usual

                                 ALLIANZ GROUP
conditions in the industry. No additional loans were granted in the past year. On December 31, 2002, loans to board members granted in previous years and amounting to E0.5 million (2001: E1 million) were still outstanding, including E0.5 million (2001: E1 million) to board members of subsidiaries.

(43) CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

LEGAL PROCEEDINGS

GENERAL

     Allianz Group companies are involved in legal, regulatory and arbitration proceedings in Germany and a number of foreign jurisdictions, including the United States, involving claims by and against them, which arise in the ordinary course of their businesses, including in connection with their activities as insurers, employers, investors and taxpayers. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened proceedings, management does not believe that the outcome of these proceedings, including the litigation and the Holocaust-related matters discussed below, will have a material adverse effect on the financial position or results of operations of Allianz Group, after consideration of any applicable reserves.

LITIGATION

     In May 2001, a consolidated class action complaint seeking class action status, In re Deutsche Telekom Securities Litigation, was brought against Dresdner Bank and other defendants in the United States District Court for the Southern District of New York by purported purchasers of Deutsche Telekom American Depositary Shares (ADSs) issued pursuant to a registration statement filed with the Securities and Exchange Commission on May 22, 2000 and pursuant to a prospectus dated June 17, 2000. Dresdner Bank, which was one of the underwriting syndicate's joint global coordinators, was one of the named defendants. The complaint alleges that the offering prospectus contained material misrepresentations and/or omissions relating to Deutsche Telekom. In October 2002, the court granted the plaintiffs' motion for class certification. The action seeks rescission of the sales and damages in an as yet unspecified amount. The management of Dresdner Bank believes the complaint is without merit insofar as it relates to Dresdner Bank.

     In August 2001, the European Commission initiated antitrust proceedings pursuant to Article 81 of the EU Treaty against various banks, including Dresdner Bank, in connection with alleged agreements to set prices for the exchange of foreign currencies within the EU. In December 2001, pursuant to these proceedings, the European Commission imposed a fine of E28 million against Dresdner Bank. The management of Dresdner Bank believes these proceedings are without merit as they relate to Dresdner Bank. In February 2002, Dresdner Bank initiated proceedings against the European Commission in the Court of First Instance of the European Community. Due to delayed pleadings by the European Commission, Dresdner Bank requested a judgment by default on June 25, 2002.

     In July 2002, the German Federal Cartel Office (Bundeskartellamt)commenced an investigation against several property-casualty insurance companies in Germany, including subsidiaries of Allianz AG, in connection with alleged coordinated behavior to achieve premium increases for the commercial and industrial property and liability insurance business. Also, in December 2001 the European Commission commenced a preliminary investigation against several insurance companies operating in London, including a subsidiary of Allianz AG, in connection with alleged anti-competitive behavior related to aviation war risk insurance in the London market. To date, the

                                 ALLIANZ GROUP

Allianz Group has not received any official complaint, or indication of any amount claimed, in either matter. Allianz AG cannot predict the outcome of these investigations at this time.

     On November 5, 2001, a lawsuit, Silverstein v. Swiss Re International Business Insurance Company Ltd., was filed against certain insurers and reinsurers, including Allianz Insurance Co., in the United States District Court for the Southern District of New York seeking a determination that the terrorist attack of September 11, 2001 on the World Trade Center constituted two separate occurrences under the alleged terms of various coverages. Allianz Insurance Co. has also filed suit against Silverstein on January 2, 2002, in connection with the coverage issues arising from the September 11, 2001 attack on the World Trade Center, and these and other related suits have been consolidated for discovery and other purposes. On January 30, 2003, the court rejected a motion by Allianz Insurance Co. seeking a determination by the court itself that the terror attack of September 11, 2001, constituted a single event. The judge referred this issue to the jury. Based on the policy wording at issue, we believe that the basis of Allianz Insurance Co.'s claim is sound, and that the Silverstein claims are without merit insofar as they relate to Allianz Insurance Co. In connection with the terrorist attack of September 11, 2001 Allianz Group recorded net claims expense of approximately E1.5 billion in 2001 for the Allianz Group on the basis of one occurrence. In the event that liability is premised under a two occurrence theory, Allianz AG estimates that the Allianz Group may have an additional net exposure of approximately E200 million.

     On December 19, 2002, the insolvency administrator of KirchMedia GmbH & Co. KGaA (or KirchMedia) made a formal demand on Dresdner Bank to return a former KirchMedia shareholding to the insolvency assets (Insolvenzmasse) or to make payment to the insolvency assets to compensate for the loss of the shareholding. The shareholding, a 25% stake in the Spanish television group Telecinco, had been pledged by subsidiaries of KirchMedia to Dresdner Bank as collateral for a loan of E500 million from Dresdner Bank to KirchMedia's holding company, TaurusHolding GmbH & Co. KG (or TaurusHolding). Following TaurusHolding's default on the loan in April 2002 and insolvency in June 2002, Dresdner Bank enforced its security interest and acquired through a subsidiary the Telecinco shareholding in a forced auction sale. The insolvency administrator contends that the pledge was created under circumstances that cause it to be invalid or void and may initiate legal action against Dresdner Bank. The management of Dresdner Bank believes that there is no valid basis for the insolvency administrator's demand.

     On May 24, 2002, pursuant to a statutory squeeze-out procedure, the general meeting of Dresdner Bank AG resolved to transfer shares from its minority shareholders to Allianz AG as principal shareholder in return for payment of a cash settlement amounting to E51.50 per share. The amount of the cash settlement was established by Allianz AG on the basis of an expert opinion, and its adequacy was confirmed by a court-appointed auditor. Some of the former minority shareholders applied for a court review of the appropriate amount of the cash settlement in a mediation procedure (Spruchverfahren), which is pending with the district court (Landgericht) of Frankfurt. The outcome of this mediation procedure remains uncertain at this time. In the event that the court were to determine a higher amount as an appropriate cash settlement, this would affect all approximately 16 million shares which were transferred to Allianz AG.

HOLOCAUST-RELATED MATTERS

     In July 2000, the governments of Germany and the United States signed an Executive Agreement, meant to secure a comprehensive and enduring resolution with respect to Holocaust-related claims brought against German companies and their non-German subsidiaries. Pursuant

                                 ALLIANZ GROUP
to the Executive Agreement, after being notified that a Holocaust-related claim has been asserted in a U.S. federal or state court against a German company, the U.S. government shall inform the court through a statement of interest that it is in the foreign policy interests of the United States for the Foundation for Remembrance, Responsibility and the Future (or the Foundation) to be the exclusive remedy and forum for resolving such claims against German companies and their subsidiaries, and that dismissal of such claims by U.S. federal and state courts is in the foreign policy interest of the United States.

     The U.S. government has consented to use its best efforts to achieve similar objectives with respect to legislation that has been implemented by the states of the United States since 1998, requiring insurance companies to report the status of policies sold in Europe prior to and during World War II. Some of these statutes provide for license suspension in the event of non-compliance. This legislation has been challenged primarily on constitutional grounds in federal courts in Florida and California by individual insurance companies and in addition, in California by the American Insurance Association. On October 2, 2001, the United States Court of Appeals for the Eleventh Circuit struck down the reporting provisions of the Florida statute as unconstitutional. The period for appeal of this decision has expired. In October 2001, the United States District Court for the Eastern District of California struck down the California statute as unconstitutional. This decision was reversed by an appellate decision of the United States Court of Appeals for the Ninth Circuit on July 15, 2002. On June 23, 2003, the United States Supreme Court struck down the California law on constitutional grounds.

     In August 2000, the German government enacted legislation (or the Foundation Law) implementing the Foundation, which was funded with approximately E5.1 billion in equal parts from the German government and German companies. Allianz (including Dresdner Bank) has fulfilled all of its obligations as a member of the Foundation Initiative, and the Foundation Law explicitly provides that no further payments by donors such as Allianz are required. Eligible claims, including costs, are covered under the provisions of the Foundation Law. The Foundation began to distribute funds in mid-2001.

     Based on the Executive Agreement and statements of interest of the U.S. government, individual actions and purported class actions previously filed in the United States against Allianz AG and its subsidiaries, including Dresdner Bank, were dismissed since 2000. On June 21, 2001, Dresdner Bank was served with process in a purported Holocaust-related action, Ungaro-Benages v. Dresdner Bank, filed in the United States District Court for the Southern District of Florida. On January 18, 2002, the U.S. government filed a statement of interest to the court. Upon the defendants' motion, the court rejected the action on February 14, 2003. On April 9, 2003, the plaintiff in this action filed an appeal. On May 31, 2002, Dresdner Bank was served with process in an additional Holocaust-related action, Widerynski v. Dresdner Bank, filed in the Superior Court of California, County of Los Angeles. Upon the defendant's motion, this action was rejected on January 31, 2003. On June 20, 2002, a new Holocaust-related action, Gross v. German Foundation Industrial Initiative, was filed in the United States District Court for the District of New Jersey against Allianz AG, Dresdner Bank and other members of the German Foundation Industrial Initiative. So far, no service of process has taken place in connection with this action, and the Allianz Group has not received any indication of the amount claimed.

OTHER CONTINGENCIES AND COMMITMENTS

     Other contingencies and commitments resulting primarily from our banking business include the Group's potential future liabilities under loan commitments to customers not yet drawn upon, with the term of such commitments being limited. The Group engages in providing open credit

                                 ALLIANZ GROUP
facilities to allow customers quick access to funds required to meet their short-term obligations as well as their long-term financing needs. Such credit facilities can take the form of guarantees, whereby the Group might guarantee repayment of a loan taken out by a client with a third party, stand-by letters of credit which are credit enhancement facilities enabling customers to engage in trade finance at lower cost, documentary letters of credit which are payments related to foreign trade finance made on behalf of a customer and reimbursed to the Group later, note issuance facilities and revolving underwriting facilities which allow customers to issue money-market paper or medium-term notes when required without engaging in the normal underwriting process on each occasion. Revenue for guarantees is recognized under "Fee and commission income" and is determined by application of agreed rates on the nominal amount of the guarantees.

     The figures disclosed in the accompanying tables represent the amounts at risk should customers draw fully on all facilities and then default, excluding the effect of any collateral. The majority of these commitments may expire without being drawn upon and are not representative of actual future credit exposure or liquidity requirements for such commitments.

                                                               2002     2001
                                                              E(MN)    E(MN)
                                                              ------   ------
Contingent liabilities on endorsed bills of exchange settled
  with customers............................................       1        1
Contingencies on guarantees and warranties Credit
  guarantees................................................   1,878    2,131
  Other guarantees and warranties...........................  16,234   17,301
     Letters of credit opened...............................   1,107    1,189
     Letters of credit confirmed............................     985    1,108
                                                              ------   ------
Subtotal....................................................  20,205   21,730
Liability on collateral pledged for third-party
  liabilities...............................................      --      567
Other contingent liabilities................................     385    3,194
                                                              ------   ------
Total contingent liabilities................................  20,590   25,491
                                                              ======   ======
Underwriting commitments....................................       7       --
Irrevocable loan commitments Advances.......................  31,321   27,947
  Stand-by facilities.......................................  11,567   12,346
  Guarantee credits.........................................   2,942    1,785
  Discount credits..........................................      75       15
  Mortgage loans/public-sector loans........................     307      844
                                                              ------   ------
Total other commitments.....................................  46,219   42,937
                                                              ======   ======

     As of December 31, 2002 there were no underwriting commitments drawn.

     On the balance sheet date, commitments to pay up shares, bonds and other capital interests totaled E85 million (2001: E58 million); secondary liabilities under sec.24 of the German Limited Liability Companies Act (GmbH-Gesetz) were E16 million (2001: E16 million), and obligations arising from hire, rental and leasing agreements existed in an aggregate amount of E2,920 million (2001 E1,971 million).

     Liquiditats-Konsortialbank GmbH (LIKO) is a bank founded in 1974 in order to provide funding for German banks which experience liquidity problems. The shares in LIKO are 30% owned by Deutsche Bundesbank, while the rest of the shares are being held by other German

                                 ALLIANZ GROUP
banks and banking associations. The shareholders have provided capital of E200 million to fund LIKO; Dresdner Bank's participation is E12.1 million. Dresdner Bank is contingently liable to pay future assessments to LIKO up to E60.5 million. In addition, under clause sec.5 (4) of the Articles of Association of LIKO, Dresdner Bank is committed to a secondary liability which arises if other shareholders do not fulfill their commitments to pay their future assessments. In all cases of secondary liability, the financial status of the other shareholders involved is sound.

     The liability arising from Dresdner Bank's interest in Bankhaus Reuschel & Co. is unlimited due to the legal form in which this enterprise is organized. The financial status of the other partners involved is sound.

     In addition, Dresdner Bank is a member of the German banks' Joint Fund for Securing Customer Deposits, which covers liabilities to each creditor up to specified amounts. As a member of the Joint Fund, which is itself a shareholder in LIKO, Dresdner Bank is liable with the other members of the Fund for additional capital contributions, with the maximum being the amount of Dresdner Bank's annual contribution. In the year 2002, the Joint Fund did not levy a contribution (2001: no contribution). Under section 5 (10) of the Statutes of the Joint Fund for Securing Customer Deposits, we have undertaken to indemnify the Federal Association of German Banks (Bundesverband deutscher Banken e.V.) for any losses it may incur by reason of measures taken on behalf of any banks in which we own a majority interest.

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

     For Allianz of America Inc., Wilmington, Allianz AG posted a surety declaration for obligations in connection with the acquisition of PIMCO Advisers L.P. The Allianz Group acquired a 69.5% interest in PIMCO, whereby minority partners have the option of offering their 30.5% share to the majority partner. On December 31, 2002, these commitments amounted to a total of USD 2,054 million.

     In addition, the Allianz Group has provided a guarantee to third parties in respect of obligations relating to the sale of certain subsidiaries. The amount of the guarantee had a maximal exposure of E750 million as of December 31, 2002.

     In the course of the purchase of Nicholas Applegate, San Diego, an agreement was reached that part of the purchase price would fall due in 2005 and that the amount would depend on the income growth of Nicholas Applegate:

     - if average income growth during this period is at least 25%, this purchase price component will be USD 1.09 bn, with bonus payments of USD 150 mn;

     - if average income growth is between 10% and 25%, payments will be scaled down;

     - if average income growth is below 10%, no payments will be made.

     There are further potential financial commitments in connection with the promise of compensation to holders of rights under stock option programs of AGF.

     The Group occupies leased space in many locations under various long-term operating leases and have entered into various operating leases covering the long-term use of data

                                 ALLIANZ GROUP
processing equipment and other office items. Rent expense for 2002 was E185 million (2001: E180 million, 2000: E158 million).

     As of December 31, 2002, the future minimum lease payments under non-cancelable operating leases were as follows:

                                                               E(MN)
                                                               -----
2003........................................................     224
2004........................................................     203
2005........................................................     162
2006........................................................     146
Thereafter..................................................     673
                                                               -----
  Total.....................................................   1,408
Less: Subleases.............................................      43
                                                               -----
          Total, net........................................   1,365
                                                               =====

FASB INTERPRETATION NO. 46

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 introduces a new concept of a variable interest entity (VIE). A VIE is an entity (1) that has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support from other parties, or (2) where the group of equity owners does not have the ability to make significant decisions about the entity's activities through voting or similar rights, or the obligation to absorb the entity's expected losses, or the right to receive the entity's expected residual returns. Entities that are exempt from FIN 46 include: transferors to qualifying special-purpose entities (QSPEs) meeting the requirements of Statement 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and all other parties to a QSPE, unless those parties can unilaterally liquidate the QSPE or change the entity so that it no longer qualifies as a QSPE; registered investment companies
(RIC) under the Investment Company Act of 1940 will not consolidate any entity that is not also a RIC; employee benefit plans accounted for under the Statement 87, Employers' Account for Pensions, Statement 106, Employers' Accounting for Postretirement Benefits Other Than Pensions and Statement 112, Employers' Accounting for Postemployment Benefits; and separate accounts of life insurance entities.

     FIN 46 requires transitional disclosures where it is reasonably possible that the Group will have to consolidate or disclose information about VIEs when FIN 46 becomes fully effective on July 1, 2003. The following transitional disclosures are based on the Group's preliminary assessment of the entities it is involved with as those entities are currently structured. However, the actual impact upon adoption of FIN 46 may differ significantly.

     The Group transfers financial assets to certain special purpose entities in revolving securitizations of commerical mortgage or other loan portfolios. The assets transferred are securitized as debt instruments by the buying special purpose entities and sold to third parties. The Group conducts these transactions through the special purpose entities Silver Lux Inc., Grand Cayman, and Silver Tower 125 Inc., Grand Cayman. The Group consolidates these special purpose entities as the Group continues to control the financial assets transferred and retains the servicing of such loans. As of December 31, 2002, these special purpose entities were comprised

                                 ALLIANZ GROUP
of total assets of E5,201 million and had a maximum exposure to loss of E9,953 million as not all irrevocable loan commitments have been fully drawn down.

     The Group also engages in special purpose entities which are primarily used for investments in funds and structured financing transactions for the Group's clients. These special purpose entities are not QSPEs, but are not consolidated by the Group as the client bears the underlying risk. As of December 31, 2002, these special purpose entities were comprised of total assets of E4,897 million and had a maximum exposure to loss of E5,608 million, which reflects irrevocable loan commitments and guarantees that have not been drawn down, in addition to the Group's current level of investment.

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

EMPLOYEE INFORMATION

     At the end of 2002, the Group employed a total of 181,651 people (2001:
179,946, 2000: 119,683). 86,768 (2001: 87,589, 2000: 43,124) were employed in
Germany and 94,883 (2001: 92,357, 2000: 76,559) abroad. The number of employees undergoing training decreased by 657 in 2002 to 7,588.

     Personnel expenses for the years ended December 31, are as follows:

                                                              2002    2001    2000
                                                             E(MN)    E(MN)   E(MN)
                                                             -----    -----   -----
Salaries and wages.........................................   8,753   6,760   4,784
Social security contributions and employee assistance......   1,458   1,208   1,104
Expenses for pensions and other post-retirement benefits...     992     405     501
                                                             ------   -----   -----
          Total............................................  11,203   8,373   6,389
                                                             ======   =====   =====

STOCK RELATED REMUNERATION

     The Group applies APB 25 in accounting for its stock related remuneration plans. Pursuant to FAS 123, a company can recognize compensation expense over the related service period based on the fair value of the stock at the grant date. Refer to Note 4 for a further description of these accounting standards and a presentation of the effect on net income and earnings per share had the Group applied FAS 123 in accounting for the stock plans. The fair value effect of stock options reported in Note 4 is derived by application of the binomial option pricing model. The following table provides the weighted average fair value of options granted and the

                                 ALLIANZ GROUP
additional assumptions used by the Group during the year in estimating the fair value of the options at the grant date.

                                                             2002    2001     2000
                                                             ----    ----     ----
Weighted average fair value of options granted.............  E3.67   E9.56   E13.77
Weighted average assumptions:
  Risk free interest rate..................................    4.4%    4.8%     5.7%
  Expected volatility......................................   30.0%   20.0%    23.0%
  Dividend yield...........................................    4.0%    3.7%     3.2%

STOCK PURCHASE PLANS FOR EMPLOYEES

     Shares in Allianz AG are offered to qualified employees in Germany and abroad within pre-defined timeframes at favorable conditions. In order to be qualified, employees must have been employed in continuous service or had a position as an apprentice for a period of six months prior to the share offer and notice must not have been served. Share purchase plans also include restrictions relating to the amount that the employee can invest in purchasing shares. All participating enterprises in Germany and abroad impose restrictions on the disposal of shares, though the length of time varies from a minimum of one year to a maximum of five years, depending on the country involved. The shares are freely disposable after the expiration of the minimum holding period. The number of shares issued under these plans was 136,222 in 2002 (2001:
361,235, 2000: 193,586). The difference between the exercise price and market price of E4.6 million in 2002 (2001: E26.7 million, 2000: E21.0 million) was reported as part of compensation expense.

LONG TERM INCENTIVE PLAN

     Long term incentive plans (LIP) were set up in 1999 for senior management, in order to reward the contribution made by this level of management toward increasing corporate value and to promote the long-term success of the Group. As of December 31, 2001, plans were authorized for 2002, 2001, and 2000.

     Under these plans, Stock Appreciation Rights (SARs) are allocated to each senior manager as of April 1. Restrictions are applicable for a period of two years and the rights expire at the end of seven years.

     The stock appreciation rights may be exercised at any time between the second and the seventh anniversary of the effective date of the relevant plan, provided

     - during their contractual term, the price of Allianz AG shares has outperformed the Dow Jones Europe STOXX Price Index (600) at least once for a period of five consecutive stock exchange days and

     - the Allianz share price outperforms the reference price by at least 20.0% at the time when the rights are exercised. The reference price for the LIP 2002 (E265) is the average price of Allianz shares for the first ten trading days after April 18, 2002, the date of the Financial Statements press conference for fiscal 2001.

     Under the conditions of the LIP, Group companies are obligated to pay the difference between the stock market price of Allianz shares on the day the rights are exercised and the reference price as specified in the respective plan in cash. The maximum difference is capped at 150% of the reference price.

                                 ALLIANZ GROUP

     The 2002, 2001 and 2000 incentive plans specify reference prices of E265, E356 and E367, respectively. As of December 31, 2002, a total of 1,507,414 appreciation rights were outstanding under all our incentive plans. Of this amount, 625,454 appreciation rights were outstanding under the 2002 incentive plan whereas 380,391 and 245,542 were outstanding under the 2001 and 2000 incentive plan respectively.

     The fair value at grant date of the 625,454 SARs issued under the LIP 2002 was E69 million based on standard option valuation methods (Black-Scholes or Binomial Method). The fair value of these rights at the end of the fiscal year was E5 million. The total outstanding SARs issued from 1999 to 2002 as of December 31, 2002 of 1,507,414 (2001: 825,979) had a fair value of E6 million (2000: E65 million).

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

     No rights were exercised for any LIP as of December 31, 2002. The two-year restricted period had not yet expired on December 31, 2002, for the incentive plans covering the years 2002 and 2001. None of the plans met the second condition defined above (20% increase of the share price).

     A reserve of E21 million was established at December 31, 2000 and reported under the heading "Miscellaneous accrued liabilities" to record the intrinsic value of the SARs. The intrinsic value corresponds to the difference between the current share price on the balance sheet date and the reference price of the relevant plan. Because the intrinsic value of all SARs issued at December 31, 2002 was zero, the reserves formed in the course of the previous years were released. Call options have been entered into to hedge future obligations.

SHARE OPTION AND SHAREHOLDING PLANS OF SUBSIDIARIES

     Managers at the AGF Group, Paris were offered share options on AGF shares as follows:

                                           VESTING    OPTIONS
DATE GRANTED                               PERIOD     GRANTED    EXERCISED   EXPIRED
------------                               -------   ---------   ---------   -------
December 1994 and February 1996..........  2 years   1,217,000   1,040,876   127,594
December 1996............................  2 years     794,150     486,363   106,459
September 1997, October 1998 and October
  1999...................................  5 years   2,693,500     699,279   178,973
October 2000.............................  5 years   1,000,000       3,000    83,132
October 2001.............................  2 years   1,022,100          --    64,288
October 2002.............................  2 years     850,000          --        --

     These options have an exercise price of at least 95% of the market price on the day of grant. The maximum term for these options is eight years. These options are independent of the renumeration plans of the Allianz Group.

                                 ALLIANZ GROUP

     AGF stock option activity during the periods indicated were as follows:

                                                                           WEIGHTED-
                                                          NUMBER OF         AVERAGE
                                                          AGF SHARES   EXERCISE PRICE(E)
                                                          ----------   -----------------
Balance as of December 31, 2000.........................  4,165,750          43.48
                                                          ---------
  Granted...............................................  1,022,100          48,59
  Exercised.............................................   (147,200)         25.34
  Forfeited.............................................     (6,050)         23.90
                                                          ---------
Balance as of December 31, 2001.........................  5,034,600          45.07
                                                          =========
  Granted...............................................    850,000          33.66
  Exercised.............................................   (775,818)         31.34
  Forfeited.............................................   (321,996)         46.85
                                                          ---------
Balance as of December 31, 2002.........................  4,786,786          45.15
                                                          =========

     The following table summarizes information about AGF stock options outstanding and exercisable as of December 31, 2002:

                                       OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                       ----------------------------------------------------   ----------------------------
                          AGF OPTIONS            WEIGHTED          WEIGHTED                       WEIGHTED
                       OUTSTANDING AS OF          AVERAGE          AVERAGE       AGF OPTIONS      AVERAGE
                         DECEMBER 31,            REMAINING         EXERCISE   EXERCISABLE AS OF   EXERCISE
RANGE                        2002            CONTRACTUAL LIFE       PRICE     DECEMBER 31, 2002    PRICE
-----                  -----------------   ---------------------   --------   -----------------   --------
20.00-29.99..........        249,858             1.8 years          23.77          249,858         23.77
30.00-39.99..........        878,721             7.7 years          33.63           28,721         32.62
40.00-49.99..........      2,744,339             5.2 years          46.84               --            --
50.00-59.99..........        913,868             5.8 years          57.03               --            --
                           ---------             ---------          -----          -------         -----
          Total......      4,786,786             5.6 years          45.15          278,579         24.68
                           =========             =========          =====          =======         =====

     Managers at the RAS Group, Milan have been offered share options on RAS shares during 2002. These options have an exercise price of E12.93 per share. The options can be exercised between August 1, 2003 and July 31, 2008. There were 793,000 options issued under this scheme outstanding as of December 31, 2002.

     RAS S.p.A., Milan, also offers shareholding plans for eligible employees based on the RAS share, independently of the share purchase plan offered by Allianz. The shares issued under this scheme are subject to restrictions for 3 years in each case from the date of issue. The number of RAS shares issued in 2002 was 479,943 (2001: 303,911) resulting in 1,162,346 RAS shares issued under the plans that were still subject to restrictions as of December 31, 2002.

     During 1999, Subalpina S.p.a., Turin has granted 40,000 shares of Subalpina to members of its management. No further shares have been granted during 2000, 2001 and 2002, respectively.

SUPPLEMENTARY CASH FLOW INFORMATION

     First-time compliance with regulations specific to the banking sector required changes in the format of the cash flow statement. The headings for the previous years were adjusted accordingly.

                                 ALLIANZ GROUP

     The data for the cash flow statement were prepared in accordance with International Financial Reporting Standards. It excludes the effects of major changes in the scope of consolidation, which in 2002 included in particular the purchase of additional shares of Allianz Lebensversicherungs-AG, Stuttgart, Bayerische Versicherungsbank AG, Munich, Frankfurter Versicherungs-AG, Frankfurt/Main, Dresdner Bank Group, Frankfurt/Main, and Slovenska poist'ovna a.s., Bratislava, as well as the deconsolidation of Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG, Frankfurt/Main, and during the course of 2001, in particular the acquisition of Dresdner Bank Group, Frankfurt/Main, and Nicholas-Applegate, San Diego, and during the course of 2000, in particular the acquisition of PIMCO Advisors L.P., Delaware, Zwolsche Algemeene Holding, Nieuwegein, and Allianz-Tiriac Asigurari, Bucharest. Subsequent to the date of acquisition, the cash of these companies has been included in the cash flow statement. The deconsolidation led to a decrease in the value of investments held (excluding funds held by others) by E43,558 million (2001: increase of E77,978 million, 2000: increase of E1,440 million). Acquistions increased goodwill by E2,924 million (2001: E5,146 million, 2000: E2,761 million) and increased the net total of other assets and liabilities by E51,416 million (2001: decrease of E88,568 million, 2000: decrease of E1,146 million). Cash outflow related to these transactions amounted to E10,764 million (2001: E12,450 million, 2000: E3,099 million). Cash and cash equivalents were reduced by changes in the scope of consolidation amounting to E23 million (2001: increase of E24,564 million, 2000: increase of E45 million). Outflow for taxes on income amounted to E1,196 million (2001: inflow of E306 million, 2000: outflow of E1,873 million).

EARNINGS PER SHARE

     Basic earnings per share is computed by dividing consolidated net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share

                                 ALLIANZ GROUP
reflects the effect of potentially dilutive securities. The reconciliation of basic and dilutive earnings per share for the years ended December 31, is as follows:

                                                               NUMBER OF SHARES
                                                                (NOT INCLUDING    EARNINGS
                               NET INCOME   WEIGHTED AVERAGE    SHARES HELD BY    PER SHARE
                                 E(MN)      NUMBER OF SHARES     THE COMPANY)         E
                               ----------   ----------------   ----------------   ---------
2002
  Basic earnings per share...    (1,167)      242,788,806        242,977,214        (4,81)
  Effect of dilutive
     securities..............        --                --                 --           --
                                 ------       -----------        -----------        -----
     Net income available to
       common shareholders...    (1,167)      242,788,806        242,977,214        (4,81)
                                 ======       ===========        ===========        =====
2001
  Basic earnings per share...     1,623       243,585,880        241,189,535         6.66
  Effect of dilutive
     securities..............        --                --                 --           --
                                 ------       -----------        -----------        -----
     Net income available to
       common shareholders...     1,623       243,585,880        241,189,535         6.66
                                 ======       ===========        ===========        =====
2000
  Basic earnings per share...     3,460       245,401,507        245,750,000        14.10
  Effect of dilutive
     securities..............        --                --                 --           --
                                 ------       -----------        -----------        -----
     Net income available to
       common shareholders...     3,460       245,401,507        245,750,000        14.10
                                 ======       ===========        ===========        =====

     The weighted average number of shares does not include 23,658,308 (2001:
11,073,783 and 2000: 0) shares held by the Group. The Group did not have any securities with a dilutive effect on earnings per share for the years ended December 31, 2002, 2001 and 2000.

OTHER DISCLOSURE

     As discussed in Note 3, certain subsidiaries have been consolidated where Allianz AG owns less than the majority of the voting power of the subsidiary because Allianz AG exercises control over these entities by its ability to govern the financial and operating policies of the enterprise through management agreements. A majority interest in Bayerische Versicherungsbank AG and Frankfurter Versicherungs-AG was acquired in 2002.

     Bayerische Versicherungsbank and Frankfurter Versicherungs-AG were consolidated in 2001 and 2000, on the basis of control agreements between each such subsidiary and Allianz AG. The control agreements operated to give Allianz AG the right to approve all matters presented to meetings of the relevant subsidiary's shareholders and supervisory board, including such matters as approval of annual accounts, amendments to articles of association, and appointments of management board and supervisory board members. All of the members of the management boards of Bayerische Versicherungsbank and Frankfurter Versicherungs-AG in 2001 and 2000 were also officers or directors of Allianz Group companies. No other shareholder of Bayerische Versicherungsbank or Frankfurter Versicherungs-AG was represented on the management boards of such subsidiaries during such periods.

     Each of Creditras, Duerrevita and Antoniana was consolidated in all periods presented on the basis of shareholder agreements between the Allianz Group subsidiary owning 50% of each such subsidiary and the other 50% shareholder of each such subsidiary. Pursuant to these shareholder

                                 ALLIANZ GROUP
agreements, the Group has the power to govern the financial and operating policies of these subsidiaries and the right to appoint the subsidiaries' general manager, in the case of Creditras and Duerrevita, and the CEO, in the case of Lloyd Adriatico, who has been given unilateral authority over all aspects of the financial and operating policies of these entities, including the hiring and termination of staff and the purchase and sale of assets. In addition, all management functions of these subsidiaries are performed by the Group employees and all operations are undertaken in the Group's facilities. The Group also develops all insurance products written through these subsidiaries. Although the Group and the other shareholder each has the right to appoint half of the directors of each subsidiary, the rights of the other shareholders are limited to matters specifically reserved to the board of directors and shareholders under Italian law, such as decisions concerning capital increases, amendments to articles and similar matters. In addition, the case of Antoniana, the Group has the right to appoint the Chairman, who has double board voting rights, thereby giving the Group a majority of board votes. The shareholder agreements for Creditras, Duerrevita and Antoniana are subject to automatic renewal and are note terminable prior to their stated terms.

EVENTS AFTER THE BALANCE SHEET DATE

CAPITAL RAISING

     In April 2003, Allianz AG conducted a capital raising as an important element of its overall initiative to strengthen its capital base (see "Information on the Company and Operating and Financial Review and Prospects -- Strategy"). By way of a rights offering, Allianz AG raised approximately E4.4 billion, based on a subscription price of E38.00 per share.

REDUCTION OF CROSS SHAREHOLDINGS WITH MUNICH RE

     During the first quarter of 2003, the Group reduced its holding interest in Munich Re from 22.4% to slightly less than 20% and therefore the interest in Munich Re was no longer consolidated under the equity method, but rather carried at market value under securities available-for-sale. In addition, during the second quarter of 2003, the Group continued to reduce its interest in Munich Re to approximately 18.9% at June 30, 2003. On July 10, 2003 Allianz announced its intention to redeem a first tranche of approximately 50% of its index-linked exchangeable bonds (MILES) ahead of schedule, using Munich Re shares. This transaction, when completed, will reduce the Group's shareholding in Munich Re by approximately 3%.

OWNERSHIP INTEREST IN PIMCO

     In March and June of 2003, a subsidiary of Allianz received notice from the former parent company of PIMCO that such former parent company of PIMCO had exercised its right to put US $250 million of its remaining interest in PIMCO to Allianz as of March 31, 2003 and June 30, 2003 respectively. Payment relating to the June put is due by July 30, 2003.

(45) SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ACCOUNTING PRINCIPLES USED IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

     The consolidated financial statements of the Group are presented in accordance with International Financial Reporting Standards (IFRS). IFRS differs in certain respects from the accounting principles generally accepted in the United States of America (US GAAP).

                                 ALLIANZ GROUP

     The following table sets forth the reconciliation to US GAAP of net (loss) income and shareholders' equity for the years ended December 31:

                                                     NET (LOSS) INCOME        SHAREHOLDERS'
                                                 -------------------------       EQUITY
                                                                    2000     ---------------
                                                  2002    2001    RESTATED    2002     2001
                                                 E(MN)    E(MN)    E(MN)     E(MN)    E(MN)
                                                 ------   -----   --------   ------   ------
Amounts reported in the consolidated financial
  statements...................................  (1,167)  1,623     3,460    21,772   31,664
                                                 ------   -----    ------    ------   ------
Adjustments in respect to:
  (a) Equity method investees..................    (621)    246       641        90       18
  (b) Employee benefit plans...................      99     (17)      (11)       50       88
  (c) Stock based compensation.................      --      --         4        --       --
  (d) Investments..............................    (730)    (26)      (10)      (76)     (50)
  (e) Restructuring charges....................      --      43       (45)       --       --
  (f) Derivatives..............................      --    (178)      (73)       --      (24)
  (g) Goodwill and other intangible assets.....     844      44       (84)    1,779       44
  (h) Deferred compensation....................      45      --        --        86       --
                                                 ------   -----    ------    ------   ------
Total US GAAP adjustments......................    (363)    112       422     1,929       76
  (i) Income taxes.............................     235   3,415     4,008      (772)     (42)
  (j) Minority interest in earnings............      97    (866)   (1,359)        6        8
                                                 ------   -----    ------    ------   ------
  Effect of US GAAP adjustments................     (31)  2,661     3,071     1,163       42
                                                 ------   -----    ------    ------   ------
Amount determined in conformity with US GAAP...  (1,198)  4,284     6,531    22,935   31,706
                                                 ======   =====    ======    ======   ======
Net (loss) income per share in accordance with
  US GAAP:
  Basic........................................   (5.19)  18.96     28.90
  Diluted......................................   (5.19)  18.96     28.90

RESTATEMENT OF 2000 US GAAP RECONCILIATION

     Subsequent to the Group's acquisition of Dresdner Bank, in preparing the 2001 US GAAP reconciliation, the Group became aware of certain additional information pertaining to the period prior to the acquisition when Dresdner Bank was an associate of the Group. This subsequent information indicated that tax information previously reported did not fully reflect the elimination of taxes in Germany on long term capital gains on investment securities sold after January 1, 2002, which was adopted into law in October 2000. In addition, this information indicated that a correction to the Group's US GAAP accounting methodology in calculating its investments in associates was required. Under US GAAP, unrealized gains and losses on Allianz shares held by associates have now been eliminated when performing the Group's equity method calculations.

     The effect of the information obtained subsequent to Allianz's acquisition of Dresdner is reflected in the columns labeled '2000 Restated' in the US GAAP reconciliation table. The impact of these adjustments was an increase in US GAAP net income of E423 million and a decrease in shareholders" equity of E467 million. The impact on US GAAP shareholders' equity is comprised of an increase in equity of E347 million relating to the release of deferred tax liabilities. These deferred tax liabilities were released on a US GAAP basis in 2000 and accounted for prospectively on an IFRS basis in 2001. The remaining impact, which decreased equity by

                                 ALLIANZ GROUP

E814 million, is due to the elimination of unrealized gains relating to Allianz shares held by associates, as previously described.

VALUATION AND RECOGNITION DIFFERENCES

     The following narrative provides details to support the valuation and recognition differences presented in the reconciliation of the Group's net income and shareholders' equity prepared under IFRS to US GAAP.

(a) EQUITY METHOD INVESTEES

     During 2002, the Group reduced the time lag in accounting for all material investments in associates to a period of no more than three months for both IFRS and US GAAP. The Group accounted for this change in time lag by recording the income and equity changes which occurred during the catch-up period (i.e. June 30, 2001 to September 30, 2001), less any amounts that were already reflected in the previous reporting period due to their significance, directly in the Group's shareholders' equity for the 2002 fiscal year for both IFRS and US GAAP. The amount of additional income directly recorded in US GAAP shareholders' equity, resulting from the IFRS and US GAAP differences within this catch-up amount, was E4 million.

     The consequences of the terrorist attacks on September 11, 2001 in the United States of America, as it relates to the impact on the financial results of Munich Re, the Group's most significant associate, were considered in the Group's 2001 income statement and statement of shareholders' equity due to its significance and relevance to the Group's 2001 financial statements.

     Under IFRS, associated companies are accounted for under the equity method of accounting, in which the Group records its share of the net income or loss of the associate in the periods for which they are reported by the associate (for certain associates, with a lag of no more than three months).

     For US GAAP, adjustments have been made to calculate net income and equity of significant associates on the basis of US GAAP. Historically, the most significant associated companies of the Group have included financial services companies, and thus the nature of significant IFRS to US GAAP differences for these investees is similar to the adjustments recorded by the Group. Such adjustments included differences in treatment of changes in tax rates, elimination of goodwill amortization, and differences in accounting for investments.

     The reconciliation adjustments for 2000 net income are comprised of adjustments at the associate level for the consolidation of certain investment funds which are controlled by the associate and the reduction of deferred taxes on certain investments held by associates due to the change in the German tax rates as described in the section (i) Income taxes. Under US GAAP changes in tax rates are recognized in the income statement regardless of whether the deferred tax assets or liabilities were recorded directly in Shareholders' Equity when originally established.

     The reconciliation adjustments for 2001 do not include adjustments for Dresdner Bank subsequent to the consolidation of the bank on July 23, 2001. The significant reconciliation adjustments for 2001 net income include adjustments for the reduction of deferred taxes on certain significant investments held by associates due to the change in the German tax rates as described in "(i) Income taxes'. Since there was a time lag in reporting by certain associates, a portion of this US GAAP adjustment was recorded in 2001.

                                 ALLIANZ GROUP

     The significant reconciliation adjustments for 2002 include an adjustment to net income to eliminate a gain on the sale of Allianz shares recorded by one associated company which was recognized by Allianz through its equity method accounting for IFRS purposes but is recorded directly to equity, similar to a treasury stock transaction for US GAAP purposes. Adjustments to net income were also recognized for the elimination of goodwill amortization expense recognized at the associate level and expense recorded by Allianz related to goodwill included within its overall investments in associates balance. Additionally, adjustments were recognized for the reduction of deferred taxes on German investment securities held by one associated company as of December 31, 2001 at which time that associated company made a final determination of the ability to realize the related tax benefit. This adjustment was recorded in 2002 because of the reporting lag used in recording the Group's investment in this associate.

(b) EMPLOYEE BENEFIT PLANS

     Under the provisions of IFRS, the Group did not record a transition adjustment upon the adoption of IAS 19, Employee Benefits, due to the fact that the accrual at the time of adoption was equal to the difference between the projected benefit obligation and the plan assets.

     Under US GAAP, a transition obligation is calculated as the difference between the projected benefit obligation minus the plan assets and the benefit accrual under domestic rules. The transition obligation must be amortized on a straight-line basis over the average remaining service period of plan participants or over 15 years if the average remaining service period is less than 15 years. For US GAAP purposes, the Group is amortizing the unrecognized transition obligation over 19 years, ending in 2005.

     The Group adopted Statement of Financial Accounting Standards (SFAS) No. 87, Employers' Accounting for Pensions (Statement 87), effective January 1, 1998. The Group was unable to adopt the standard as of the effective date of Statement 87 due to the unavailability of actuarial data. The 19 year amortization period is applied retroactively to January 1, 1987, the effective date of the standard, to effectively extinguish the transition obligation at the same date as if Statement 87 were adopted on the effective date.

     Under IFRS, the vested portion of past service cost, which is the increase in the present value of the obligation due to changes in the benefit entitlement that is allocated to prior periods' service, is recognized immediately in full. Under US GAAP, both the vested and unvested portions are amortized on a straight-line basis over the average future service lives of the active participants.

     Under US GAAP, if the accumulated benefit obligation exceeds the fair value of plan assets, an additional minimum pension liability (including unfunded accrued pension cost) that is at least equal to the unfunded accumulated benefit obligation, is recorded. Recognition of an additional minimum liability is required if an unfunded accumulated benefit obligation exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. Also, under US GAAP, an equal amount is capitalized as an intangible asset up to the amount of any unrecognized net transition obligation plus the unrecognized prior service costs, with the remainder charged against shareholders' equity as a component of other comprehensive income. Under the provisions of IFRS, there are no such requirements for the immediate recognition of an additional minimum pension liability.

                                 ALLIANZ GROUP

     The reconciliation adjustments for 2002 net income are comprised of adjustments for the increase in pension expense from the amortization of the transition obligation of E16 million recognized under US GAAP, net of a reduction in pension expense of E115 million due to slower expense recognition of the vested portion of unrecognized past service cost under US GAAP compared with IFRS, resulting in a net increase to the Group's net income of E99 million in 2002. Due primarily to amendments of the Group's individual pension arrangements in 2001 and 2002, 2002 was the first year for which a reconciliation adjustment for unrecognized past service cost was required, resulting in an increase to US GAAP net income in 2002.

     The reconciliation adjustments for shareholders' equity in 2002 include adjustments for the transition obligation of E48 million and unrecognized past service cost of E115 million under US GAAP, as well as an additional minimum pension liability required to be recognized under US GAAP of E113 million, resulting in a net increase to the Group's shareholders' equity of E50 million in 2002. Due primarily to declining performance within the capital markets, 2002 was the first year in which an additional minimum pension liability adjustment was required.

(c) STOCK BASED COMPENSATION

     Under IFRS, for 1999 and prior, no compensation expense was recognized for stock option plans. Compensation expense for stock appreciation rights was recognized when the stock appreciation requirements were met. In 2000, the Group changed its method of accounting under IFRS for subsidiary stock option plans and stock appreciation rights to recognize compensation expense in accordance with the intrinsic value method of the US GAAP standard Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. For IFRS, the cumulative effect of this change in accounting method was included in income in 2000. Accordingly, the cumulative effect of compensation expense recorded in prior years for US GAAP was reversed through income in 2000.

(d) INVESTMENTS

     Under IFRS, impairments of available-for-sale securities are recognized when objective evidence exists that an issuer has encountered significant financial difficulties, delinquencies of interest or principal payments have occurred, or an issuer is exposed to a high probability of bankruptcy. Further, the Group's impairment policy with respect to equity securities generally considers a decline in value of 20% below the Group's average acquisition cost (30% in 2001) for a period greater than six months to be a strong indicator that the full acquisition cost may not be recoverable and that the decline may be other than temporary.

     Under US GAAP, factors to be considered in determining whether a security is impaired not only include evaluating the financial condition and future earnings potential of the issuer, but also include assessing the length of time and the extent to which the market value has been less than cost and the expected future recovery period. For US GAAP purposes, the Group recorded in 2002 additional equity security impairments on a US GAAP basis of E324 million, before tax and minority interest, and after policyholder participations.

     Also, under IFRS, recoveries of previously impaired loan and investment assets are recognized as gains in the income statement. Under US GAAP, the revaluation of previously impaired assets is not permitted.

     As a result, the reconciliation adjustment for 2002 also includes reversals of impairment recoveries recorded under IFRS that were attributable to the Group's available-for-sale portfolio and real estate investments.

                                 ALLIANZ GROUP

(e) RESTRUCTURING CHARGES

     Under IFRS with respect to restructuring provisions established in connection with the acquisition of AGF in 1998, the Group recorded all incremental costs associated with the discontinuance of duplicate facilities in the restructuring provisions established in 1998.

     Under US GAAP, costs resulting from a plan to exit an activity of an acquired company are only recognized as a liability if the cost is an incremental cost and has no future economic benefit to the combined company, subject to certain other considerations. Certain costs provided for in the AGF restructuring plan, primarily data processing and other integration costs to be incurred by outside consultants, are non-accruable under the more prescriptive US GAAP requirements. Accordingly, US GAAP net income reflects for 2000, the reversal of E6 million in goodwill amortization related to the provision recorded in purchase accounting, less actual costs incurred of E51 million. At December 31, 2001, the AGF restructuring provision was fully utilized.

(f) DERIVATIVES

     Under IFRS, prior to the adoption of IAS 39, Financial Instruments:
Recognition and Measurement (IAS 39), unrealized gains and losses on derivative instruments which the Group used to hedge certain asset and liability exposures were deferred and recognized when the hedged assets or liabilities were settled, or upon termination of the derivative contract. The Group implemented IAS 39 effective January 1, 2001. IAS 39 requires the recognition of all derivative instruments at fair value in the Group's consolidated balance sheet. For those derivative instruments, other than those designated as hedging instruments, a transition adjustment resulting from the adoption of IAS 39 was recognized as an adjustment to shareholders' equity at the beginning of 2001 for the difference between the previous carrying amount and fair value of those derivative instruments.

     Under US GAAP, prior to the adoption of Statement 133, Accounting for Derivative Instruments and Hedging Activities (Statement 133), as amended, unrealized gains and losses were recognized in the consolidated income statement on derivative instruments that did not meet certain specific criteria for hedge accounting. The Group implemented Statement 133, as amended, effective January 1, 2001. Statement 133, as amended, requires the recognition of all derivative instruments in the Group's consolidated balance sheet at fair value. The financial statement recognition of the change in fair value of derivative instruments is dependent on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction. The transition adjustments resulting from the adoption of Statement 133, as amended, are recognized in the Group's consolidated income statement and directly in shareholders' equity, as appropriate. The 2001 reconciliation difference of E178 million reflects the amount of the US GAAP transition adjustment recorded in the income statement.

(g) GOODWILL AND OTHER INTANGIBLE ASSETS

     Effective July 1, 2001, the Group adopted the provisions of Statement 141, Business Combinations (Statement 141), and certain provisions of Statement 142, Goodwill and Other Intangible Assets (Statement 142), as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. Effective January 1, 2002, the Group fully adopted Statement 142, as required by US GAAP. In accordance with Statement 141, and in accordance with the full adoption of Statement 142, the Group evaluated its existing intangible assets and goodwill that were acquired in purchase business combinations prior to July 1, 2001, to determine any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. No reclassifications were deemed necessary.

                                 ALLIANZ GROUP

In accordance with Statement 142, the Group also reassessed the useful lives and residual values of all intangible assets acquired, including any amortization period adjustments. As a result of the Group's reassessment, no changes in useful lives, residual values or amortization was deemed necessary.

     Under Statement 142, goodwill is no longer amortized and is tested for impairment annually at a reporting unit level, or more frequently based upon facts and circumstances. Statement 142 considers goodwill to be impaired if the net book value of reporting unit is greater than its estimated fair value. The Group's reporting units are generally consistent with the Group's business segment level, or one level below. Also under Statement 142, certain intangible assets with an indefinite useful life are no longer amortized, and instead are subject to annual impairment testing. Intangible assets with an estimated useful life, are amortized to residual value over their expected useful life, and evaluated for impairment in accordance with Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement 144), based upon triggering events.

     The Group performs its annual impairment review during the fourth quarter, beginning in the fourth quarter of 2002. The Group recorded no impairment charge in its 2002 US GAAP financial results as a result of its impairment testing. However, the Group did write-off unamortized negative goodwill, which existed at January 1, 2002, although this amount was not significant to the Group's 2002 US GAAP financial results.

     The reconciliation adjustments for 2002 and 2001 reflect primarily the reversal of amortization on goodwill and brand name intangible assets relating to the Dresdner Bank acquisitions, offset by amortization of the customer base and core deposit relationship intangible assets recognized on a US GAAP basis, as the customer base and core deposit relationship intangible assets are considered part of goodwill on an IFRS basis. Dresdner Bank's customer base and core deposit intangibles have a carrying value, net of amortization, as of December 31, 2002, of E1,341 million and E442 million, respectively. These intangibles are amortized over their expected useful lives, which range from 7.5 to 16.6 years for the customer base and 7.3 to 11.5 years for the core deposits. The weighted average original useful lives for the customer base and core deposit intangibles are 8.9 and 9.5 years, respectively. The intangible assets amortization expense is estimated to be E264 million for years 2003 through 2007. Additionally, and as noted previously, the 2002 reconciliation adjustment also reflects a one-time write-off of unamortized negative goodwill, a transitional requirement of Statement 142, effective as of January 1, 2002.

     Under IFRS, goodwill and intangible assets are amortized to reflect the pattern in which the assets' economic benefits are consumed, not to exceed twenty years. IFRS also requires that an intangible asset be recognized as part of purchase business combination if the asset is separable and can be clearly distinguished from goodwill.

     For 2000, the reconciliation adjustment identified relates to the IFRS transition provisions. Under IFRS transition provisions, the Group's goodwill on acquisitions prior to January 1, 1995, can continue to be amortized under previous home country rules where it is directly set off against stockholders' equity. Accordingly, there was no revaluation of pre-1995 goodwill in connection with the implementation of IFRS.

     The following represents additional disclosure mandates under US GAAP, on a US GAAP basis.

                                 ALLIANZ GROUP

     The Group's goodwill has been allocated to its reporting segments. The changes to goodwill, by reporting segment, for the year end December 31, 2002 are as follows (E in millions):

                                             PROPERTY/   LIFE/                ASSET
                                             CASUALTY    HEALTH   BANKING   MANAGEMENT   TOTAL
                                             ---------   ------   -------   ----------   ------
Balance as of January 1, 2002..............    2,305     2,397     1,301      5,792      11,795
  Goodwill acquired........................      541       619       330      1,186       2,676
  Write-off unamortized negative
     goodwill..............................       15        --        --         --          15
  Reclassification.........................     (228)       --        --         --        (228)
  Effects from exchange rate
     fluctuations..........................       (5)       (5)       --       (522)       (532)
                                               -----     -----     -----      -----      ------
Balance as of December 31, 2002............    2,628     3,011     1,631      6,456      13,726
                                               =====     =====     =====      =====      ======

     The reclassification represents the goodwill in associated companies, primarily Munich Re, which is recognized as part of the interest in associated companies, and is therefore, not associated with the transitional provisions of Statement 142.

     Statement 142 also requires certain transitional disclosures as the 2001 and 2000 US GAAP financial results on a historical basis do not reflect the provisions of Statement 142. Had the Group adopted Statement 142 in prior years, the historical net income and basic and diluted net income per share would have been as follows:

                                                               (E IN MILLIONS, EXCEPT
                                                                  PER SHARE DATA)
                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2002     2001     2000
                                                              ------   ------   ------
Net Income:
  Reported net (loss) income*...............................   (886)   4,284    6,531
  Add back: goodwill amortization**.........................     --      715      511
                                                              -----    -----    -----
  Adjusted net (loss) income................................   (886)   4,999    7,042
                                                              =====    =====    =====

---------------

     * 2001 reported net income reflects the goodwill amortization provisions of Statement 142 for business combinations consummated after June 30, 2001, primarily that of Dresdner Bank on July 23, 2001.

     ** 2001 reflects twelve months of goodwill amortization for business combinations consummated prior to July 1, 2001.

                                                               (E IN MILLIONS, EXCEPT
                                                                  PER SHARE DATA)
                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2002     2001     2000
                                                              ------   ------   ------
Basic Earnings Per Share:
  Reported net (loss) income................................  (3.84)   18.96    28.90
  Add back: goodwill amortization...........................     --     3.16     2.26
                                                              -----    -----    -----
  Adjusted net (loss) income................................  (3.84)   22.12    31.16
                                                              =====    =====    =====
Diluted Earnings Per Share:
  Reported net (loss) income................................  (3.84)   18.96    28.90
  Add back: goodwill amortization...........................     --     3.16     2.26
                                                              -----    -----    -----
  Adjusted net (loss) income................................  (3.84)   22.12    31.16
                                                              =====    =====    =====

                                 ALLIANZ GROUP

(H) DEFERRED COMPENSATION

     In accordance with terms of employment contracts, the Group has deferred the payment of certain amounts of incentive compensation awards to employees. Employees vest in the deferred amounts over three years. Under IFRS, these deferred amounts are recognized as expense in the year of the award, which is when the Group is constructively obligated to pay the award.

     Under US GAAP, the deferred amounts are recognized as expense over the period in which the employee provides services to the Group, which is considered to be the three-year vesting period.

(I) INCOME TAXES

     Under IFRS, the effect on deferred taxes resulting from a change in tax laws or rates is recognized in the income statement except to the extent the change relates to transactions recognized directly in shareholders' equity. The effect on deferred taxes for transactions originally recognized directly in shareholders' equity are allocated directly to shareholders' equity.

     Under US GAAP, the effect on deferred taxes of a change in tax laws or rates is recognized in the income statement including the effect for transactions originally recognized directly in shareholders' equity.

     The following table indicates the amounts recognized in US GAAP net income for changes in tax rates related to transactions originally recognized directly to shareholders' equity under IFRS:

                                                              2002    2001    2000
                                                              E(MN)   E(MN)   E(MN)
                                                              -----   -----   -----
Before elimination of minority interests....................     --   3,385   3,796
After elimination of minority interests.....................     --   2,554   2,559

     The adjustment concerning the change in tax rates for 2001 primarily relates to the elimination in Germany of long term capital gains tax on certain equity investments sold after January 1, 2002. This adjustment is applied to the relevant available-for-sale securities, which carried a deferred tax balance during 2001.

     The change in tax rates for 2000 primarily relates to a reduction in German corporate tax rates from 45% to 40% in 1999 (effective in 2000) and from 40% to 25% in 2000 (effective in 2001), as well as the elimination in Germany of long term capital gains tax on certain stock investments sold after January 1, 2002. The tax effect of all other US GAAP adjustments in 2001 and 2000 amounted to E30 million and E212 million, respectively, resulting in a total tax reconciliation adjustment of E3,415 and E4,008 million, respectively. The 2002 tax effect for US GAAP adjustment amounted to E196 million, primarily attributable to intangible assets and investments.

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

                                 ALLIANZ GROUP

(j) Minority interest in earnings

     Represents the minority interest effect of the US GAAP adjustments.

PRESENTATION DIFFERENCES

     In addition to the valuation and recognition differences, the following discusses the significant financial statement presentation differences under IFRS and US GAAP in order to more fully understand the US GAAP condensed consolidated financial statements presented within this note:

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

     e. Participation certificates and subordinated liabilities, other accrued liabilities and other liabilities are presented within other liabilities.

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

     g. Income from investments in affiliated enterprises, joint ventures and associated enterprises is presented outside of revenues.

                                 ALLIANZ GROUP

                      CONDENSED BALANCE SHEET INFORMATION

     Following is condensed consolidated balance sheet information of the Group as of December 31, restated to reflect the impacts of the valuation and presentation differences between IFRS and US GAAP:

                                                        US GAAP           IFRS REFORMATTED
                                                   ------------------    ------------------
                                                    2002       2001       2002       2001
                                                    E(MN)      E(MN)      E(MN)      E(MN)
                                                   -------    -------    -------    -------
ASSETS
Cash and cash equivalents........................   21,008     21,240     21,008     21,240
Trading account assets...........................  124,842    128,383    124,842    128,407
Investments......................................  294,628    350,209    294,614    350,241
Assets held for separate accounts................   25,657     24,692     25,657     24,692
Loans (net)......................................  274,838    300,879    274,838    300,879
Interest and fees receivable.....................    3,496      8,785      3,496      8,785
Premium and insurance balances receivables
  (net)..........................................    8,846      9,523      8,846      9,523
Reinsurance recoverables.........................   31,536     34,163     31,536     34,163
Deferred acquisition costs.......................   10,528     11,192     10,528     11,192
Goodwill and other intangible assets.............   20,052     16,955     18,273     16,911
Net deferred tax assets..........................      298       (524)     1,070       (482)
Other assets.....................................   25,160     28,565     25,160     28,477
                                                   -------    -------    -------    -------
          Total assets...........................  840,889    934,062    839,868    934,028
                                                   =======    =======    =======    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Insurance policy and claims reserves.............  293,515    287,122    293,515    287,122
Deposits.........................................  212,778    255,551    212,778    255,551
Liabilities held for separate accounts...........   25,687     24,726     25,687     24,726
Unearned premiums................................   12,248     12,391     12,248     12,391
Short-term borrowings............................   91,790     87,474     91,790     87,474
Long-term debt...................................   58,749    104,370     58,749    104,370
Trading account liabilities......................   53,520     44,537     53,520     44,537
Other liabilities................................   61,508     68,844     61,644     68,844
                                                   -------    -------    -------    -------
          Total liabilities......................  809,795    885,015    809,931    885,015
                                                   =======    =======    =======    =======
Minority interests in consolidated
  subsidiaries...................................    8,159     17,341      8,165     17,349
                                                   -------    -------    -------    -------
          Total shareholders' equity.............   22,935     31,706     21,772     31,664
                                                   =======    =======    =======    =======
          Total liabilities and shareholders'
            equity...............................  840,889    934,062    839,868    934,028
                                                   =======    =======    =======    =======

                                 ALLIANZ GROUP

CONDENSED INCOME STATEMENT INFORMATION

     The following is condensed consolidated income statement information of the Group, for the years ended December 31, restated to reflect the impacts of the valuation and presentation differences between IFRS and US GAAP:

                                                      US GAAP                 IFRS REFORMATTED
                                             --------------------------   ------------------------
                                                                 2000
                                              2002     2001    RESTATED    2002     2001     2000
                                             E(MN)    E(MN)     E(MN)     E(MN)    E(MN)    E(MN)
                                             ------   ------   --------   ------   ------   ------
Premiums earned (net)......................  55,133   52,745    49,907    55,133   52,745   49,907
Interest and fees on loans.................  11,058    8,954     1,953    11,058    8,954    1,953
Interest and dividends on investment
  securities...............................  14,131   13,707    13,067    14,131   13,707   13,067
Trading income.............................   1,507    1,414      (109)    1,507    1,592      (36)
Realized investment gains and losses
  (net)....................................  (5,477)    (447)    5,986    (4,747)    (421)   5,996
Commissions and fees.......................   5,753    4,334     2,059     5,753    4,334    2,059
Other income...............................   5,482    4,040     3,905     5,482    4,040    3,905
                                             ------   ------    ------    ------   ------   ------
         Total income......................  87,587   84,747    76,768    88,317   84,951   76,851
                                             ------   ------    ------    ------   ------   ------
Interest on deposits.......................   2,926      753       187     2,926      753      187
Interest on short-term borrowings..........   2,240    1,554       850     2,240    1,554      850
Interest on long-term debt.................   5,485    5,640     1,362     5,485    5,640    1,362
                                             ------   ------    ------    ------   ------   ------
         Total interest expense............  10,651    7,947     2,399    10,651    7,947    2,399
                                             ------   ------    ------    ------   ------   ------
         Total income, net of interest
            expense........................  76,936   76,800    74,369    77,666   77,004   74,452
                                             ------   ------    ------    ------   ------   ------
Benefits, claims, and loss expenses
  incurred.................................  50,229   50,154    51,738    50,229   50,154   51,738
Provision for loan losses..................   2,241      596        21     2,241      596       21
                                             ------   ------    ------    ------   ------   ------
         Total provisions for losses, loss
            expenses, and loan losses......  52,470   50,750    51,759    52,470   50,750   51,759
                                             ------   ------    ------    ------   ------   ------
Insurance underwriting, acquisition and
  insurance expenses.......................  15,129   14,850    13,897    15,228   14,850   13,897
Goodwill and other intangibles
  amortization.............................     318      764       579     1,162      808      495
Other expenses.............................  14,447   10,405     5,338    14,492   10,431    5,286
                                             ------   ------    ------    ------   ------   ------
         Total operating expenses..........  29,894   26,019    19,814    30,882   26,089   19,678
                                             ------   ------    ------    ------   ------   ------
Income before income (net) from investments
  in affiliated enterprises, joint ventures
  and associated enterprises, income tax
  expense, and minority interests..........  (5,428)      31     2,796    (5,686)     165    3,015
                                             ------   ------    ------    ------   ------   ------
Income (net) from investments in affiliated
  enterprises, joint ventures and
  associated enterprises...................   3,777    1,834     2,501     4,398    1,588    1,860
Income tax expense.........................  (1,044)  (4,329)   (3,870)     (809)    (914)     138
                                             ------   ------    ------    ------   ------   ------
Income before minority interests...........    (607)   6,194     9,167      (479)   2,667    4,737
                                             ------   ------    ------    ------   ------   ------
Minority interests in income of
  consolidated subsidiaries................     591    1,910     2,636       688    1,044    1,277
                                             ------   ------    ------    ------   ------   ------
         Net income........................  (1,198)   4,284     6,531    (1,167)   1,623    3,460
                                             ======   ======    ======    ======   ======   ======

                                 ALLIANZ GROUP

CASH FLOWS

     The cash flow statement has been prepared under the provisions of IAS 7, Cash Flow Statements (IAS 7). The presentation requirements of IAS 7 vary in some respects from the presentation requirements of US GAAP. These presentation differences are summarized as follows:

     Cash flows from operating activities include the following item that would be included in cash flows from investing activities under US GAAP:

                                                              AMOUNT FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                               2002      2001     2000
ITEM                                                           E(MN)    E(MN)     E(MN)
----                                                          -------   ------   -------
Change in loans and advances to banks and customers.........  (5,846)   3,442    (3,694)

     Cash flows from operating activities include the following items that would be included in cash flows from financing activities under US GAAP:

                                                              AMOUNT FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                               2002      2001      2000
ITEM                                                           E(MN)     E(MN)    E(MN)
----                                                          -------   -------   ------
Change in liabilities to banks and customers................  (8,215)   (5,456)     836
Change in certificated liabilities..........................  (1,727)    3,130    2,642

NET INCOME PER SHARE

     Net income per share is calculated excluding the effect of Allianz shares held by associated companies. The weighted average of Allianz shares held by associated companies was 11,992,857, 17,592,284 and 19,431,038 for 2002, 2001
and 2000, respectively.

RECENTLY ISSUED US ACCOUNTING PRONOUNCEMENTS

Asset Retirement Obligations

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement 143, Accounting for Asset Retirement Obligations (Statement 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

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

     Statement 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Accordingly, the Group will adopt Statement 143 for its 2003 fiscal year, and is currently evaluating its potential financial statement impact, however, the Group does not currently expect it will have a significant effect on the financial statements.

                                 ALLIANZ GROUP

Rescissions, Amendments and Technical Corrections

     In August 2001, the FASB issued Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement 144), which supersedes both Statement 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (Opinion 30), for the disposal of a segment of a business, as previously defined in Opinion 30. Statement 144 retains the fundamental provisions in Statement 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with Statement 121. The Group adopted Statement 144 on January 1, 2002. The adoption of Statement 144 for long-lived assets held for use did not have a material impact on the Group's 2002 US GAAP financial results because the impairment assessment under Statement 144 is largely unchanged from Statement 121.

Rescissions, Amendments and Technical Corrections

     In April 2002, the FASB issued Statement 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (Statement 145). Statement 145 rescinds Statement 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, Statement 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Statement 145 also rescinds Statement 44, Accounting for Intangible Assets of Motor Carriers. Statement 145 amends Statement 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Statement 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Statement 145 is effective for fiscal years beginning after May 15, 2002. The Group will adopt Statement 145 for its 2003 fiscal year, but does not expect that it will have a significant effect on the financial statements.

Costs Associated with Exit or Disposal Activities

     In June 2002, the FASB issued Statement 146, Accounting for Costs Associated with Exit or Disposal Activities (Statement 146). Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement 146 is concerned primarily with recognition and measurement of costs associated with employee termination benefits, contract terminations, closure or consolidation of facilities, relocation, and similiar other items associated with exit or disposal activities. Statement 146 requires a liability be recognized at fair value for such costs, other than in a business combination. Statement 146 requires the liability be recognized in the period in which it is incurred, and not at the time an entity commits to an exit or disposal plan, as was previously allowed under US GAAP. Statement 146 is applicable on a prospective basis for exit or disposal activities initiated after December 31, 2002. The Group will adopt Statement 146 for its 2003 fiscal year, but does not expect that it will have a significant effect on the financial statements.

                                 ALLIANZ GROUP

Acquisitions of Certain Financial Institutions

     In October 2002, the FASB issued Statement 147, Acquisitions of Certain Financial Institutions (Statement 147). Except for transactions between two or more mutual enterprises, Statement 147 removes acquisitions of financial institutions from the scope of both Statement 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions (Statement 72) and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method (Interpretation 9) and requires that those transactions be accounted for in accordance with Statement 141 and 142. Thus, the requirement in Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of Statement 147. In addition, Statement 147 amends Statement 144, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. The application of the purchase method of accounting within Statement 147, is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. Accounting for the impairment or disposal of certain long-term customer-relationship intangible assets within Statement 147 are effective on October 1, 2002. The transition provisions within Statement 147 for previously recognized unidentifiable intangible assets are effective on October 1, 2002. The Group adopted Statement 147 for the year ended December 31, 2002. Statement 147 had no impact on the Group's 2002 financial results.

Guarantees and Indemnifications

     In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), an interpretation of Statement 5, Accounting for Contingencies, Statement 57, Related Party Disclosures, Statement 107, Disclosures about Fair Value of Financial Instruments and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others. FIN 45 requires a liability for the fair value of the obligation undertaken in issuing a guarantee to be recognized at inception for all guarantees, within the scope of FIN 45, issued or amended after December 31, 2002. FIN 45 also requires additional disclosures for financial statements for interim or annual periods ending after December 15, 2002. The Group has adopted FIN 45 for the year ended December 31, 2002. Disclosures concerning these matters are included in "Contingent Liabilities and Other Financial Commitments". The Group will adopt the recognition and measurement provisions of FIN 45 for its 2003 fiscal year, but does not currently expect that it will have a significant effect on the financial statements.

Derivative Contracts Held for Trading Purposes and Other Contracts

     In November 2002, the EITF reached a consensus on EITF Issue No. 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities (EITF 02-3). EITF 02-3, in addition to provisions related to energy trading activities, which the Group does not participate in, includes the FASB Staff's view that an entity should not recognize an unrealized gain or loss at inception of a derivative instrument unless the fair value of that instrument is obtained from a quoted market price in an active market or is otherwise evidenced by comparison to other observable current market transactions or based on a valuation technique incorporating observable market data. The Group adopted EITF 02-3 on November 21, 2002, the effective date for this provision. The financial impact was not significant to the Group. The future impact of this provision is dependent upon

                                 ALLIANZ GROUP
the magnitude of derivative transactions conducted by the Group which utilize fair value information not considered quoted market prices in an active market or observable market data. Accordingly, it is not possible to accurately project any potential impact to the Group's 2003 financial results.

     EITF 02-3 also, effective for periods beginning after December 15, 2002, promulgates that gains and losses (realized and unrealized) on all derivative instruments within the scope of Statement 133, Accounting for Derivative Instruments and Hedging Activities, as amended, should be shown net in the income statement, whether or not settled physically, if the derivative instruments are held for trading purposes. The Group will adopt this provision of EITF 02-3 for its 2003 fiscal year.

Accounting for Stock-Based Compensation

     In December 2002, the FASB issued Statement 148, Accounting for Stock Based Compensation -- Transition and Disclosure (Statement 148). Statement 148 amends Statement No. 123, Accounting for Stock Based Compensation (Statement 123), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Statement 148 is effective for financial years ending after December 15, 2002. The Group adopted Statement 148 for the year ended December 31, 2002. The additional disclosures mandated by Statement 148 concerning pro-forma information had the fair value based method for valuing employee stock based compensation been applied are included in Note
4. Other than these additional disclosures, Statement 148 had no impact on the Group's 2002 financial results.

     On November 7, 2002, the International Accounting Standards Board (IASB) published Exposure Draft 2, Share-based Payment (ED 2) as there is no IFRS concerning share-based payment. Generally, ED 2 would require the fair value of employee equity-based awards be expensed using a grant-date measurement model, requiring upfront estimates of the likelihood of forfeitures and the outcomes of employees meeting performance targets for performance-based awards, however, disallowing any adjustments to these assumptions, and ultimately compensation expense, thereafter. However, at the IASB's May 20, 2003 meeting, it reconsidered the general principles proposed in ED 2 for the recognition of share-based payment transactions. Instead, in light of comments received, the IASB has tentatively agreed that the IFRS should adopt the method for accounting for employee services received promulgated by Statement 123. However, the IASB also tentatively agreed that entities should not be permitted the choice contained in Statement 123 when calculating the amount to recognize in each accounting period, and should instead be required to estimate at grant date the number of options/shares expected to vest and revise that estimate if, subsequently, actual forfeitures differ from initial estimates. The IASB currently plans to issue an IFRS by the end of 2003.

     On April 22, 2003, the FASB announced that it will require the fair value of employee stock options to be expensed, with fair value tentatively based on a modified grant-date model. Generally, the value of the employee equity-based awards are measured at their date of grant, and compensation expense is modified for actual forfeitures and the actual outcomes of employee performance-based awards. Currently, the FASB plans to issue an exposure draft in 2003, which could potentially become effective in 2004.

                                 ALLIANZ GROUP

     As a result of the IASB and FASB's actions, the Group is closely monitoring these developments to determine the potential financial statement impact, if any, of these accounting matters.

Consolidation of Variable Interest Entities

     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), an interpretation of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements. FIN 46 alters the method of determining whether or not certain entities should be included in the Group's consolidated financial statements. An entity is subject to FIN 46 and is referred to as a variable interest entity (VIE) if it has one or both of the following characteristics: (1) equity investment at risk that is not sufficient to allow the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that lack the ability to make decisions about the entity's activities through voting or similar rights, or that do not absorb the expected losses or that do not receive the expected residual returns of the entity. A VIE is consolidated by its primary beneficiary. A primary beneficiary is an enterprise that has a variable interest (or combination of variable interests) that will absorb a majority of an entity's expected losses, an entity's residual returns, or both.

     For VIEs created after January 31, 2003, the provisions of FIN 46 are to be applied immediately, as well as for VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 is to be applied in the first fiscal period beginning after June 15, 2003. For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their respective carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003. The Group has adopted FIN 46 for the year ended December 31, 2002. Accordingly, the disclosures mandated by FIN 46 are included in the Group's financial statements in Note 43. The Group is currently evaluating the impact of applying FIN 46 to existing VIEs in which it has variable interests and given the complexity of FIN 46, has not yet completed its analysis.

Derivative Instruments and Hedging Activities

     In April 2003, the FASB issued Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (Statement 149). Statement 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement 133, Accounting for Derivative Instruments and Hedging Activities (Statement 133). Statement 149 will require that contracts with comparable characteristics be accounted for similarly. Specifically, Statement 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform to the language used in FIN 45, and amends certain other existing pronouncements. Statement 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003, on a prospective basis. Additionally, certain provisions of Statement 149 which relate to forward purchases or sales of when-issued securities or other securities that do

                                 ALLIANZ GROUP
not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Group will adopt the provisions of Statement 149 during its 2003 fiscal year.

Embedded Derivatives -- Modified Coinsurance Arrangements and Debt Instruments

     In April 2003, the Derivatives Implementation Group (DIG) of the FASB issued DIG Statement 133 Implementation Issue No. B36, Embedded Derivatives:
Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments (DIG B36). DIG B36 indicates that modified coinsurance arrangements in which funds are withheld by the ceding insurer contain an embedded derivative feature which contains economic characteristics and risks that are not clearly and closely related to the host contract, thereby requiring bifurcation (separate accounting) of the embedded derivative instrument and the host contract, assuming the other mandates of Statement 133, as amended, requiring bifurcation are met. DIG B36 also requires the same accounting treatment for embedded features of a debt instrument, and all other arrangements, which incorporate credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument.

     DIG B36 is effective the first day of the first fiscal quarter beginning after September 15, 2003. The Group will adopt the provisions of DIG B36 during the fourth quarter of its 2003 fiscal year and is currently evaluating its potential financial Statement impact. However, based on the preliminary analysis performed, the Group does not believe that this guidance will materially impact its financial statements.

     DIG B36 permits, at anytime during the fiscal quarter in which the pronouncement is initially adopted, companies that have ceded insurance under existing modified coinsurance arrangements to reclassify securities from the held-to-maturity and available-for-sale categories into the trading category without calling into question the intent of those companies to hold other debt securities to maturity in the future. However, DIG B36 limits such reclassifications to the amount and type of securities related to the embedded derivatives that will be newly accounted for as derivatives in conjunction with the initial application of DIG B36 to modified coinsurance arrangements. For such reclassifications, DIG B36 requires these securities to be accounted for as a transfer between categories of investments under Statement 115, Accounting for Certain Investments in Debt and Equity Securities.

Financial Instruments with Characteristics of Both Liabilities and Equity

     In May 2003, the FASB issued Statement 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity(Statement 150). Statement 150 establishes standards for how an issuer, as defined, classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. Statement 150 requires that an issuer classify a financial instrument, as defined, that is within the scope of Statement 150, as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. Statement 150 is the FASB's initial phase of its redeliberations of Exposure Draft, Accounting for Financial Instruments with Characteristics of Liabilities, Equity, or Both, issued in October 2000. In the next phase of the FASB's project, the FASB plans to address certain compound financial instruments including puttable shares, convertible bonds, and dual-indexed financial instruments. Statement 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. Statement 150 is required to be implemented by reporting the cumulative

                                 ALLIANZ GROUP
effect of a change in an accounting principle for financial instruments created before the issuance date of Statement 150 and still existing at the beginning of the interim period of adoption. The Group will adopt Statement 150 for its 2003 fiscal year and is currently evaluating its potential financial statement impact.

(46) SELECTED SUBSIDIARIES AND OTHER HOLDINGS

                                                              EQUITY IN
OPERATING SUBSIDIARIES                                          E(MN)     % OWNED(1)
----------------------                                        ---------   ----------
ADAM International GmbH, Munich.............................        6       100.0
ADVANCE Bank AG, Munich.....................................       77       100.0
AGIS Allianz Gesellschaft fur Informatik Service mbH,
  Munich....................................................      182       100.0
Allianz Capital Managers GmbH, Munich.......................        5       100.0
Allianz Capital Partners GmbH, Munich.......................      714       100.0
Allianz Dresdner Asset Management GmbH, Munich..............    2,138       100.0
Allianz Dresdner Bauspar AG, Bad Vilbel.....................       85       100.0
Allianz Global Risks Ruckversicherungs-AG, Munich...........      602       100.0
Allianz Immobilien GmbH, Stuttgart..........................        5       100.0
Allianz Lebensversicherungs-AG, Stuttgart...................    1,197        91.0
Allianz Marine & Aviation Versicherungs-AG Munich...........      122       100.0
Allianz Private Krankenversicherungs-AG, Munich (until
  12/31/2002: Vereinte Krankenversicherung AG)..............      290       100.0
Allianz ProzeSSfinanzierungs GmbH, Munich...................        0.4     100.0
Allianz Versicherungs-AG, Munich............................    1,927       100.0
Allianz Zentrum fur Technik GmbH, Munich....................      175       100.0
Bayerische Versicherungsbank AG, Munich.....................      482        90.0
DEGI Deutsche Gesellschaft fur Immobilienfonds mbH,
  Frankfurt/Main............................................       23        94.0
Deutsche Lebensversicherungs-AG, Berlin.....................       32       100.0
dit DEUTSCHER INVESTMENT-TRUST Gesellschaft fur
  Wertpapieranlagen mbH, Frankfurt/Main.....................      137       100.0
DREGIS Dresdner Global IT Services Gesellschaft mbH,
  Frankfurt/Main............................................      106       100.0
Dresdner Bank AG, Frankfurt/Main............................   11,976       100.0
Dresdner Bank Lateinamerika AG, Hamburg.....................      438       100.0
Frankfurter Versicherungs-AG, Frankfurt/Main................      498       100.0
Hermes Kreditversicherungs-AG, Hamburg......................      108       100.0
Kraft Versicherungs-AG, Berlin/Munich.......................       31       100.0
Lombardkasse AG, Berlin.....................................       15       100.0
Munchner und Magdeburger Agrarversicherung AG, Munich.......        6        52.4
Oldenburgische Landesbank AG, Oldenburg.....................      401        89.3
Reuschel & Co., Munich......................................      131        97.5
Vereinte Spezial Krankenversicherung AG, Munich.............        8       100.0
Vereinte Spezial Versicherung AG, Munich....................       13       100.0

---------------

(1) Including shares held by dependent subsidiaries.

                                 ALLIANZ GROUP

                                                              EQUITY IN
OPERATING SUBSIDIARIES                                          E(MN)     % OWNED(1)
----------------------                                        ---------   ----------
AGF Belgium Insurance, Brussels.............................      276        100.0
AGF La Lilloise, Paris......................................       64        100.0
Alba Allgemeine Versicherungs-Gesellschaft, Basel...........       17        100.0
Allianz Asset Management Ltd., Hong Kong....................        3        100.0
Allianz Australia, Sydney...................................      459        100.0
Allianz Bulgaria Insurance and Reinsurance Company Ltd.,
  Sofia.....................................................       14         76.8
Allianz Bulgaria Life Insurance Company Ltd., Sofia.........        5         99.0
Allianz Compania de Seguros y Reaseguros S.A., Madrid.......      269         99.7
Allianz Cornhill Insurance PLC, London (until January 12,
  2003:
  Cornhill Insurance PLC)...................................      874        98.02
Allianz Dresdner Asset Management Ltd., Singapore...........        3        100.0
Allianz Elementar Lebensversicherungs-Aktiengesellschaft,
  Vienna....................................................      106        100.0
Allianz Elementar Versicherungs-Aktiengesellschaft,
  Vienna....................................................      351         98.9
Allianz Europe Ltd., Amsterdam..............................    1,659        100.0
Allianz Fire and Marine Insurance Japan Ltd., Tokyo.........        6        100.0
Allianz General Insurance Company S.A., Athens..............        7        100.0
Allianz General Insurance Malaysia Berhad, Kuala Lumpur.....       65         98.6
Allianz Hungaria Biztosito Rt., Budapest....................        7        100.0
Allianz Insurance (Hong Kong) Ltd., Hong Kong...............        8        100.0
Allianz Insurance Company of Singapore Pte. Ltd.,
  Singapore.................................................       35        100.0
Allianz Insurance Company, Burbank..........................    3,667        100.0
Allianz Ireland p.l.c., Dublin..............................       74        100.0
Allianz Life Insurance Co. Ltd., Seoul......................      453        100.0
Allianz Life Insurance Company of North America,
  Minneapolis...............................................    2,608        100.0
Allianz Life Insurance Company S.A., Athens.................        5        100.0
Allianz Life Insurance Malaysia Berhad, Kuala Lumpur........       19        100.0
Allianz Marine & Aviation France, Paris.....................       21        100.0
Allianz Mexico S.A. Compania de Seguros, Mexico City........       52        100.0
Allianz of America Inc., Wilmington.........................    6,419        100.0
Allianz of Canada Inc., Toronto.............................      166        100.0
Allianz of South Africa (Proprietary) Ltd., Johannesburg....       14        100.0
Allianz pojis(v)t (LOGO)ovna a.s., Bratislava...............       26        100.0
Allianz poist (LOGO)ovna a.s., Prague.......................       24        100.0
Allianz President General Insurance, Taipeh.................       33        50.03
Allianz President Life Insurance, Taipeh....................       13         50.0(3)
Allianz-RAS Tutela Giudiziaria S. p. A., Milan..............        6        100.0

---------------

(1) Including shares held by dependent subsidiaries.
(2) 99.99% of the voting share capital.

(3) Controlled by Allianz.

                                 ALLIANZ GROUP

                                                              EQUITY IN
OPERATING SUBSIDIARIES                                          E(MN)     % OWNED(1)
----------------------                                        ---------   ----------
Allianz Re Dublin Ltd., Dublin..............................       11        100.0
Allianz Risk Transfer AG, Zurich............................      387        100.0
Allianz Subalpina Societa di Assicurazioni e Riassicurazioni
  S p. A., Turin............................................      186         97.9
Allianz Suisse Lebensversicherungs-Gesellschaft, Zurich.....      100         99.9
Allianz Suisse Versicherungs-Gesellschaft, Zurich...........      363        100.0
Allianz Tiriac Insurance S.A., Bucharest....................        8         51.6
Allianz Underwriters Insurance Company, Los Angeles.........       64        100.0
Allianz Worldwide Care Ltd., Dublin.........................       12        100.0
Allianz Zagreb d.d., Zagreb.................................       10         52.0
Allianz (UK) Ltd., London...................................      806        100.0
Arab International Insurance Company, Cairo.................        6         80.0
Arab International Life Company, Cairo......................        4        100.0
Assurances Generales de France lart, Paris..................    1,874         99.9
Assurances Generales de France Vie, Paris...................    2,594        100.0
Assurances Generales de France, Paris.......................    5,784         64.2
Banque AGF, Paris...........................................      429        100.0
Commercial Bank "Bulgaria Invest" Company Ltd., Sofia.......       10         99.4
Compagnie d'Assurance de Protection Juridique S.A., Zug.....        6        100.0
Companhia de Seguros Allianz Portugal S.A., Lisbon..........      108         64.8
dresdnerbank asset management S.A., Luxembourg..............       35        100.0
Dresdner Bank (Ireland) plc., Dublin........................      257        100.0
Dresdner Bank Luxembourg S.A., Luxembourg...................    1,166        100.0
Dresdner Bank (Schweiz) AG, Zurich..........................       84         99.8
Dresdner International Management Services Ltd., Dublin.....        4        100.0
Dresdner Kleinwort Wasserstein (Japan) Ltd., Hong Kong,
  Tokyo.....................................................      219        100.0
Dresdner Kleinwort Wasserstein Securities SIM S.p.A.,
  Milan.....................................................       23        100.0
Dresdner Kleinwort Wasserstein (South East Asia) Ltd.,
  Singapore.................................................      196        100.0
Dresdner RCM Global Investors Holdings (UK) Ltd., London....        1        100.0
ELMONDA AG, Zurich..........................................      287        100.0
ELVIA Reiseversicherungs-Gesellschaft AG, Zurich............       15        100.0
Entenial, Guyancourt........................................      492         72.2
Euler Credito y Caution, Madrid.............................       10        100.0
EULER & HERMES S.A., Paris..................................      900         70.5
Fireman's Fund Insurance Company, Novato....................    3,537        100.0
France Life, Seocho-Ku, Seoul...............................        2        100.0
GENIALLOYD S.p.A., Milan....................................       23         99.9
International Reinsurance Company S.A., Luxembourg..........       32        100.0
Jefferson Insurance Company of N.Y., New York...............       99        100.0
Lloyd Adriatico S.p.A., Triest..............................      481         99.7

---------------

(1) Include shares held by dependent subsidiaries

                                 ALLIANZ GROUP

                                                              EQUITY IN
OPERATING SUBSIDIARIES                                          E(MN)     % OWNED(1)
----------------------                                        ---------   ----------
Merchant Investors Assurance Co. Ltd., Bristol..............       12        100.0
Nicholas Applegate, San Diego...............................    1,117        100.0
Oppenheimer Capital LLC, Delaware...........................       22        100.0
Orbis Group Ltd., St. Peter Port/Guernsey...................       10        100.0
Ost-West Allianz Insurance Company, Moscow..................        2        100.0
Pacific Investment Management Company LLC, Delaware.........       89         91.0
Pet Plan Health Care Ltd., London...........................       10        100.0
PIMCO Advisors Distributors LLC, Delaware...................       80        100.0
Privatinvest Bank AG, Salzburg..............................      139         74.0
P.T. Asuransi Allianz Life Indonesia, Jakarta...............       10         99.6
P.T. Asuransi Allianz Utama Indonesia, Jakarta..............       11         75.4
RB Vita S.p.A., Milan.......................................      126        100.0
Riunione Adriatica di Sicurta S.p.A., Milan.................    5,200         51.1(2)
Slovenska poist'ovna a. s., Bratislava......................       95         99.1
T.U. Allianz Polska S.A., Warsaw............................       37        100.0
T.U. Allianz Polska Zycie S.A., Warsaw......................        7        100.0
Veer Palthe Voute N.V., Gouda...............................        9        100.0
Wm. H McGee & Co. Inc., New York............................       52        100.0
ZA Leven, Nieuwegein........................................      201        100.0
Zwolsche Algemeene Schadeverzekering N.V., Nieuwegein.......       70        100.0

---------------

(1) Including shares held by dependent subsidiaries.

(2) Interest in the voting capital: 51.73%.

                                                              EQUITY IN
ASSOCIATED ENTERPRISES(3)                                       E(MN)     % OWNED(1)
-------------------------                                     ---------   ----------
Autobahn Tank & Rast Holding GmbH, Bonn.....................       14        31.0
Beiersdorf AG, Hamburg......................................    1,677        43.6
Bilfinger Berger Bauaktiengesellschaft, Mannheim............    1,088        25.0
Eurohypo AG, Frankfurt/Main.................................    4,387        28.7
HeidelbergCement Aktiengesellschaft, Heidelberg.............    3,911        17.7
Kommanditgesellschaft Allgemeine Leasing GmbH & Co.,
  Grunwald..................................................       98        40.5
Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft
  in Munchen, Munich........................................   16,645        22.4
Allianz CP General Insurance Company Ltd., Bangkok..........        9        25.0
EUROPENSIONES S.A., Entidad Grestora de Fondos de Pensiones,
  Madrid....................................................       35        49.0
Koc Allianz Hayat Sigorta A.S., Istanbul....................        9        38.0
Koc Allianz Sigorta T.A.S., Istanbul........................       23        37.1
National Insurance Company Berhad, Brunei...................        4        25.0
Russian People's Insurance Society "Rosno", Moscow..........       24        45.3

                                 ALLIANZ GROUP

                                                              EQUITY IN
ASSOCIATED ENTERPRISES(3)                                       E(MN)     % OWNED(1)
-------------------------                                     ---------   ----------
Sophia, Paris...............................................      989        27.7

---------------
(1) Including shares held by dependent subsidiaries.

(2) Associated enterprises are all those enterprises other than affiliated enterprises or joint ventures, in which the Group has an interest of between 20% and 50% regardless of whether a significant influence is exercised or not.

OTHER SELECTED HOLDINGS IN LISTED   EQUITY IN                    GROUP EQUITY    NET PROFIT    BALANCE SHEET
COMPANIES(1)                          E(MN)        % OWNED(2)       E (MN)         E (MN)          DATE
---------------------------------  ------------    ----------    ------------    ----------    -------------
AMB Generali Holding AG,
  Munich.....................          266             9.5           3,827           345        12/31/2001
Banco Popular Espanol S.A.,
  Madrid.....................          842             9.9           3,143(3)        574(3)     12/31/2001
Banco Portugues de Investimento
  (BPI -- SGPS) S. A., Porto...        148             8.9           1,422(3)        133(3)     12/31/2001
BASF AG, Ludwigshafen........        1,269             6.1          17,522         5,826        12/31/2001
Bayer AG, Leverkusen.........          872             5.8          17,020           961        12/31/2001
Bayerische Motorenwerke AG,
  Munich.....................          995             5.2          10,770         1,866        12/31/2001
Bollore Investissement S.A.,
  Puteaux....................          166            16.1           1,404(3)        155(3)     12/31/2001
Continental AG, Hanover......          149             7.7           1,648          -309        12/31/2001
Credit Lyonnais S. A., Paris...      1,915            10.3           8,950(3)        813(3)     12/31/2001
Deutsche Bank AG,
  Frankfurt/Main.............          824             3.1          40,193           167        12/31/2001
Deutsche Borse AG,
  Frankfurt/Main.............          220             5.2           1,560           203        12/31/2001
E.ON AG, Dusseldorf..........        1,695             6.4          30,824         2,575        12/31/2001
Hana Bank, Seoul.............          210             8.2             521(3)         87(3)     12/31/2001
Heidelberger Druckmaschinen AG,
  Heidelberg.................          227            12.0           2,450           201         3/31/2002
KarstadtQuelle AG, Essen.....          267            13.7           1,863           239        12/31/2001
Linde AG, Wiesbaden..........          526            12.6           4,276           289        12/31/2001
mg technologies ag,
  Frankfurt/Main.............          146            12.8           1,984           137         9/30/2001
Nestle S. A., Vevey..........          546             0.7          23,154(3)      4,519(3)     12/31/2001
Pechiney S. A., Paris........          187             6.6           3,564(3)        233(3)     12/31/2001
Royal Dutch Petroleum, The
  Hague......................          519             0.5          40,191(3)      7,270(3)     12/31/2001
RWE AG, Essen................          931             6.9          11,129           804        12/31/2001
Schering AG, Berlin..........          978            12.0           2,571           428        12/31/2001
Siemens AG, Munich...........        1,053             2.9          24,062         2,626         9/30/2001

                                 ALLIANZ GROUP

OTHER SELECTED HOLDINGS IN LISTED   EQUITY IN                    GROUP EQUITY    NET PROFIT    BALANCE SHEET
COMPANIES(1)                          E(MN)        % OWNED(2)       E (MN)         E (MN)          DATE
---------------------------------  ------------    ----------    ------------    ----------    -------------
Total Fina Elf S. A., Paris..          767             1.3          35,397(3)      7,658(3)     12/31/2001
Unicredito Italiano S. p. A.,
  Milan......................        1,181             4.9          12,378(3)      1,454(3)     12/31/2001
Worms et Cie, Paris..........          250            13.4           2,429(3)        233(3)     12/31/2001

---------------

(1) Market value >= E100 million or percentage of shares owned >= 5%, or market value >= E500 million, without trading portfolio of banking business.

(2) Including shares held by dependent subsidiaries (incl. consolidated investment funds).

(3) Source: IDS GmbH.

OTHER INTERESTS

     Associated or other non-consolidated asset management companies hold the following shareholdings in the listed companies shown below.

                                                                                            INTEREST OF THE
                                                                                            ALLIANZ GROUP IN
                             EQUITY INVESTMENTS HELD BY ASSET MANAGEMENT COMPANIES             THE ASSET
                       ------------------------------------------------------------------      MANAGEMENT
                       MARKET VALUE             GROUP EQUITY   NET PROFIT   BALANCE SHEET      COMPANIES
                          E(MN)       % OWNED      E(MN)         E(MN)          DATE            % OWNED
                       ------------   -------   ------------   ----------   -------------   ----------------
Deutsche Lufthansa
  AG, Cologne........      337         10.0        3,528          -605       12/31/2001            50
MAN AG, Munich.......      463         24.2        2,862           151       12/31/2001            50

DISCLOSURE OF EQUITY INVESTMENTS

     Information is filed separately with the Commercial Register in Munich (HRB
7158) and published on our website together with the documentation for the Annual General Meeting.

                                                                      SCHEDULE I

                                 ALLIANZ GROUP

                            SUMMARY OF INVESTMENTS*
                               DECEMBER 31, 2002

                                                                                      AMOUNT
                                                                                     SHOWN IN
                                                             AMORTIZED     FAIR      BALANCE
                                                               COST        VALUE      SHEET
                                                               E(MN)       E(MN)      E(MN)
                                                             ---------    -------    --------
Fixed maturities:
  Bonds:
     German government.....................................    46,754      49,282     49,269
     Austrian government...................................     2,632       2,763      2,763
     French government.....................................    11,344      12,007     11,997
     US government.........................................    11,694      12,040     12,040
     UK government.........................................     1,580       1,656      1,656
     Italian government....................................    22,743      23,617     23,604
     Swiss government......................................     5,883       6,231      6,219
     Spanish government....................................     5,961       6,428      6,428
     Netherlands government................................     1,384       1,452      1,452
     Canadian government...................................       216         229        229
     Belgium government....................................     2,346       2,469      2,469
     Korean government.....................................     2,212       2,300      2,300
     Hungarian government..................................       244         254        254
     Luxembourg government.................................       208         224        222
     Mexican government....................................       493         519        507
     Irish government......................................       324         341        341
     Portuguese government.................................       788         824        824
     Finland government....................................     1,074       1,069      1,069
     Greek government......................................       920         980        980
     Australian government.................................       613         662        662
     Other government......................................     3,628       3,778      3,778
Public utilities...........................................     5,859       6,137      6,137
Convertibles and bonds with warrant attached...............        90          88         88
All other corporate bonds..................................    76,127      80,917     80,830
Certificate of deposit.....................................    21,054      21,054     21,054
                                                              -------     -------    -------
          Total fixed maturities...........................   226,171     237,321    237,172
                                                              -------     -------    -------
Equity securities:
  Common stocks:
     Public utilities......................................     3,363       3,392      3,392
     Banks, trusts and insurance companies.................    12,606      12,788     12,788
     Industrial, miscellaneous and all other...............    36,042      30,896     30,896
     Non-redeemable preferred stocks.......................     1,055       1,095      1,095
                                                              -------     -------    -------
          Total equity securities..........................    53,066      48,171     48,171
                                                              -------     -------    -------

                                                                                      AMOUNT
                                                                                     SHOWN IN
                                                             AMORTIZED     FAIR      BALANCE
                                                               COST        VALUE      SHEET
                                                               E(MN)       E(MN)      E(MN)
                                                             ---------    -------    --------
Mortgage loans on real estate..............................    12,521      12,521     12,521
Real Estate................................................    10,747      14,818     10,747
Policy loans...............................................     1,490       1,490      1,490
Short-term investments.....................................     1,262       1,262      1,262
                                                              -------     -------    -------
          Total investments................................   305,257     315,583    311,363
                                                              =======     =======    =======

---------------

* Includes all Group investments except trading portfolios.

                                                                     SCHEDULE II

                           ALLIANZ AKTIENGESELLSCHAFT

               PARENT ONLY CONDENSED BALANCE SHEETS (IFRS BASIS)
                         AT DECEMBER 31, 2002 AND 2001

                                                               2002      2001
                                                              E(MN)     E(MN)
                                                              ------    ------
Assets:
Investment in subsidiaries..................................  64,563    52,752
Cash........................................................   1,439     2,212
Other invested assets.......................................   7,960    17,581
Other assets................................................  11,335     9,191
                                                              ------    ------
                                                              85,297    81,736
                                                              ======    ======
Liabilities & Shareholders' Equity:
Assumed reinsurance reserves................................  13,052    12,190
Other liabilities...........................................  50,473    37,882
                                                              ------    ------
                                                              63,525    50,072
Shareholders' equity........................................  21,772    31,664
                                                              ------    ------
                                                              85,297    81,736
                                                              ======    ======

                                                                     SCHEDULE II

                           ALLIANZ AKTIENGESELLSCHAFT

            PARENT ONLY CONDENSED STATEMENTS OF INCOME (IFRS BASIS)
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                               2002    2001    2000
                                                              E(MN)    E(MN)   E(MN)
                                                              ------   -----   -----
Revenues:
  Underwriting income.......................................   3,799   3,503   3,543
  Investment income.........................................  11,868   3,712   2,454
  Other income..............................................     482     346      57
                                                              ------   -----   -----
                                                              16,149   7,561   6,054
Expenses:
  Underwriting expense......................................   4,298   4,594   4,158
  Investment expense........................................   3,511   1,426     908
  Other expense.............................................     571     684     343
                                                              ------   -----   -----
                                                               8,380   6,704   5,409
                                                              ------   -----   -----
Income before tax...........................................   7,769     857     645
  Income tax................................................    (753)   (570)   (272)
                                                              ------   -----   -----
Income before equity in undistributed net income of
  subsidiaries..............................................   8,522   1,427     917
Equity in undistributed net income of subsidiaries..........  (9,689)    196   2,543
                                                              ------   -----   -----
     Net Income.............................................  (1,167)  1,623   3,460
                                                              ======   =====   =====

                                                                     SCHEDULE II

                           ALLIANZ AKTIENGESELLSCHAFT

           PARENT ONLY CONDENSED STATEMENT OF CASH FLOWS (IFRS BASIS)
                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                               2002       2001
                                                               E(MN)     E(MN)
                                                              -------    ------
Cash flows from operating activities:
  Net income................................................   (1,167)    1,623
  Adjustments to reconcile net income to cash provided by
     operating activities:..................................       --        --
     Change in assumed reinsurance reserves.................      862       872
     Change in other assets.................................   (2,144)   (1,946)
     Change in other liabilities............................   12,591    14,520
                                                              -------    ------
Net cash provided by operating activities...................   10,142    15,069
                                                              -------    ------
Cash flows from investing activities:
  Change in investments in subsidiaries.....................  (11,811)   (8,988)
  Change in other invested assets...........................    9,621     1,615
                                                              -------    ------
Net cash used in investing activities.......................   (2,190)   (7,373)
                                                              -------    ------
Cash flows from financing activities:
  Net proceeds from issuance of common stocks and additional
     paid in capital........................................       16       275
  Other changes on shareholders' capital....................   (8,059)   (5,164)
  Dividends paid............................................     (682)     (673)
                                                              -------    ------
Net cash provided by financing activities...................   (8,725)   (5,562)
                                                              -------    ------
Net (decrease) increase in cash.............................     (773)    2,134
Cash at beginning of year...................................    2,212        78
                                                              -------    ------
Cash at end of year.........................................    1,439     2,212
                                                              =======    ======

                                                                    SCHEDULE III

                                 ALLIANZ GROUP

                      SUPPLEMENTARY INSURANCE INFORMATION*
                       DECEMBER 31, 2002, 2001, AND 2000

                                                        FUTURE
                                                        POLICY                   OTHER
                                        DEFERRED      BENEFITS,                  POLICY
                                         POLICY        LOSSES,                 CLAIMS AND   PREMIUM
                                       ACQUISITION    CLAIMS AND    UNEARNED    BENEFITS    REVENUE
                                          COSTS      LOSS EXPENSE   PREMIUMS    PAYABLE     (EARNED)
                                          GROSS         GROSS        GROSS       GROSS        NET
                                          E(MN)         E(MN)        E(MN)       E(MN)       E(MN)
                                       -----------   ------------   --------   ----------   --------
At and for the year ended December
  31, 2002:
Life/Health..........................      7,676        209,159          209      15,182      19,410
Property-Casualty....................      3,174         66,911       12,039       2,263      35,723
                                        --------      ---------     --------    --------    --------
          Total......................     10,850        276,070       12,248      17,445      55,133
                                        ========      =========     ========    ========    ========
At and for the year ended December
  31, 2001:
Life/Health..........................      8,327        195,004          241      20,010      18,979
Property-Casualty....................      3,169         69,333       12,150       2,774      33,766
                                        --------      ---------     --------    --------    --------
          Total......................     11,496        264,337       12,391      22,784      52,745
                                        ========      =========     ========    ========    ========
At and for the year ended December
  31, 2000:
Life/Health..........................      7,325        181,433          284      27,103      19,077
Property-Casualty....................      3,108         62,466       10,859       2,679      30,830
                                        --------      ---------     --------    --------    --------
          Total......................     10,433        243,899       11,143      29,782      49,907
                                        ========      =========     ========    ========    ========

---------------

* After eliminating intra-group transactions between segments.

                                                                    SCHEDULE III

                                 ALLIANZ GROUP

                      SUPPLEMENTARY INSURANCE INFORMATION*
                        DECEMBER 31, 2002, 2001 AND 2000

                                                 BENEFITS     AMORTIZATION
                                                 CLAIMS,      OF DEFERRED
                                                LOSSES AND       POLICY         OTHER
                                  INVESTMENT    SETTLEMENT    ACQUISITION     OPERATING    PREMIUMS
                                    INCOME       EXPENSES        COSTS        EXPENSES     WRITTEN
                                     NET           NET            NET            NET         NET
                                    E(MN)         E(MN)          E(MN)          E(MN)       E(MN)
                                  ----------    ----------    ------------    ---------    --------
At and for the year ended
  December 31, 2002:
Life/Health.....................      6,969        22,046         2,358          3,376       19,404
Property-Casualty...............      7,203        28,168         5,783          7,569       36,392
                                   --------      --------       -------       --------     --------
          Total.................     14,172        50,214         8,141         10,945       55,796
                                   ========      ========       =======       ========     ========
At and for the year ended
  December 31, 2001:
Life/Health.....................      7,981        22,679         2,523          2,772       18,960
Property-Casualty...............      6,707        27,475         4,983          8,495       34,790
                                   --------      --------       -------       --------     --------
          Total.................     14,688        50,154         7,506         11,267       53,750
                                   ========      ========       =======       ========     ========
At and for the year ended
  December 31, 2000:
Life/Health.....................     13,541        27,092         2,056          3,436       19,080
Property-Casualty...............      7,777        24,646         5,228          6,585       31,178
                                   --------      --------       -------       --------     --------
          Total.................     21,318        51,738         7,284         10,021       50,258
                                   ========      ========       =======       ========     ========

---------------

* After eliminating intra-group transactions between segments.

                                                                     SCHEDULE IV

                                 ALLIANZ GROUP

                     SUPPLEMENTARY REINSURANCE INFORMATION*
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                   DIRECT      CEDED TO      ASSUMED
                                    GROSS        OTHER      FROM OTHER       NET       AMOUNT
                                   AMOUNT      COMPANIES    COMPANIES      AMOUNT      ASSUMED
                                    E(MN)        E(MN)        E(MN)         E(MN)      TO NET
                                  ---------    ---------    ----------    ---------    -------
2002:
Life insurance in force.........    362,362      (33,290)      90,953       420,025     21.65%
                                  =========    =========     ========     =========
Premiums earned:
  Life/Health insurance(1)......     19,967       (1,207)         650        19,410      3.35%
  Property-Casualty insurance,
     including title
     insurance(2)...............     39,796       (6,150)       2,077        35,723      5.81%
                                  ---------    ---------     --------     ---------
          Total premiums........     59,763       (7,357)       2,727        55,133      4.95%
                                  =========    =========     ========     =========
2001:
Life insurance in force.........    352,535      (32,261)      98,502       418,776     23.52%
                                  =========    =========     ========     =========
Premiums earned:
  Life/Health insurance(1)......     19,375       (1,169)         773        18,979      4.07%
  Property-Casualty insurance,
     including title
     insurance(2)...............     32,626       (6,668)       7,808        33,766     23.12%
                                  ---------    ---------     --------     ---------
          Total premiums........     52,001       (7,837)       8,581        52,745     16.27%
                                  =========    =========     ========     =========
2000:
Life insurance in force.........    354,204      (31,406)      98,968       421,766     23.47%
                                  =========    =========     ========     =========
Premiums earned:
  Life/Health insurance(1)......     20,202       (1,125)          --        19,077      0.00%
  Property-Casualty insurance,
     including title
     insurance(2)...............     37,329       (6,499)          --        30,830      0.00%
                                  ---------    ---------     --------     ---------
          Total premiums........     57,531       (7,624)          --        49,907      0.00%
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

                                          ALLIANZ AKTIENGESELLSCHAFT

                                          /s/ MICHAEL DIEKMANN
                                          --------------------------------------
                                          Name: Michael Diekmann
                                          Title: Chairman of the Management
                                                 Board

                                       By: /s/ DR. HELMUT PERLET
                                         ---------------------------------------
                                           Name: Dr. Helmut Perlet
                                           Title: Member of the Management Board
                                                  Group Controlling, Accounting,
                                                  Taxes, Compliance

Date: July 11, 2003

                                 CERTIFICATIONS

I, Michael Diekmann, certify that:

1. I have reviewed this annual report on Form 20-F of Allianz
Aktiengesellschaft;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 11, 2003

                                          /s/ MICHAEL DIEKMANN
                                          --------------------------------------
                                          Michael Diekmann
                                          Chairman of the Management Board

I, Helmut Perlet, certify that:

1. I have reviewed this annual report on Form 20-F of Allianz
Aktiengesellschaft;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 11, 2003

                                          /s/ DR. HELMUT PERLET
                                          --------------------------------------
                                          Dr. Helmut Perlet
                                          Member of the Management Board
                                          Group Controlling, Accounting, Taxes,
                                          Compliance

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                              DOCUMENT
-------                             --------
  1.1     Articles of Association
  4.1     Principles of Cooperation between Allianz AG and Munich Re, dated May 2000*
  4.2     Letter of Intent between Allianz AG and Munich Re, dated May
          4, 2000**
  4.3     Agreement in Principle between Allianz AG and Munich Re,
          dated April 4, 2001***
  4.4     Basic Agreement between Allianz AG and Dresdner Bank, dated
          March 31, 2001****
  4.5     Supplement to Principles of Cooperation between Allianz AG and Munich Re, dated December 2001*****
  4.6     Second Supplement to Principles of Cooperation between
          Allianz AG and Munich Re, dated December 19, 2002
  4.7     Third Supplement to Principles of Cooperation between
          Allianz AG and Munich Re, dated March 20, 2003
  8.1     List of subsidiaries

---------------
     * Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form 20-F (File No. 1-15154).

    ** Incorporated by reference to Exhibit 3.2 to the Registrant's Registration
       Statement on Form 20-F (File No. 1-15154).

  *** Incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000.

 **** Incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000.

***** Incorporated by reference to Exhibit 4.5 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2001.