Form 20-F/A
period 2002-12-31
ALLIANZ AKTIENGESELLSCHAFT
filed 2003-11-28
CIK 1127508

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 28, 2003

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                                  FORM 20-F/A


                               (AMENDMENT NO. 1)


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

                          Item 17 [ ]          Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amended Annual Report on Form 20-F/A dated November 28, 2003 is being filed by Allianz Aktiengesellschaft to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed on July 11, 2003. The principal changes are as follows: (1) we have amended "Item 18. Financial Statements" to
(i) revise certain prior year financial statement items, as described in Note 2;
(ii) correct various prior year unrealized gain and loss amounts for securities available for sale; and (iii) include an audit report from KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, independent auditors; and (2) we have made conforming changes to "Item 3. Key Information" and "Items 4-5. Information on the Company and Operating and Financial Review and Prospects."



     We have included under "Item 19. Exhibits" the certifications of the principal executive officer and principal financial officer of Allianz Aktiengesellschaft required as Exhibits 12 and 13. Other than the foregoing items and conforming changes related thereto, and the correction of certain typographical errors, no part of the Annual Report on Form 20-F filed on July 11, 2003 is being amended, and the filing of this Amended Annual Report on Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to July 11, 2003.

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


                                              AT OR FOR THE YEAR ENDED DECEMBER 31,
                                    ----------------------------------------------------------
                                    2002(1)    2002      2001      2000       1999     1998(2)
                                    -------   -------   -------   -------    -------   -------
                                       $         E         E         E          E         E
                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
IFRS CONSOLIDATED INCOME STATEMENT
  DATA
Gross premiums written(3)
  Property-Casualty...............   50,697    43,294    42,137    38,382     36,027    30,868
  Life/Health.....................   24,196    20,663    20,145    20,239     18,473    15,882
  Consolidation adjustments(4)....     (941)     (804)     (694)     (736)      (693)     (543)
                                    -------   -------   -------   -------    -------   -------
     Total........................   73,952    63,153    61,588    57,885     53,807    46,207
Premiums earned (net).............   64,561    55,133    52,745    49,907     46,182    39,781
Total income
  Property-Casualty...............   65,056    55,556    48,770    45,197     42,079    35,687
  Life/Health.....................   42,784    36,536    34,092    37,251     32,723    27,319
  Banking Operations..............   24,913    21,275    12,755     1,722      1,795     1,266
  Asset Management Operations.....    3,730     3,185     2,738     1,722        693       754
  Consolidation adjustments(4)....  (10,394)   (8,876)   (2,705)   (2,103)    (1,471)   (1,519)
                                    -------   -------   -------   -------    -------   -------
     Total........................  126,089   107,676    95,650    83,789     75,819    63,507
Net income........................   (1,439)   (1,229)    1,585     3,448      2,317     2,177
Earnings per share................    (5.93)    (5.06)     6.51     14.05       9.46      8.97
Earnings per share, diluted.......    (5.93)    (5.06)     6.51     14.05       9.46      8.97
U.S. GAAP CONSOLIDATED INCOME
  STATEMENT DATA
Net income........................   (1,475)   (1,260)    4,246     6,519(5)   2,869     2,185
Net income per share..............    (6.39)    (5.46)    18.79     28.85(5)   11.70      9.01

                                              AT OR FOR THE YEAR ENDED DECEMBER 31,
                                    ----------------------------------------------------------
                                    2002(1)    2002      2001      2000       1999     1998(2)
                                    -------   -------   -------   -------    -------   -------
                                       $         E         E         E          E         E
                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
IFRS CONSOLIDATED BALANCE SHEET
  DATA
Total investments(6)..............  845,567   722,090   809,630   350,895    331,700   300,868
Total assets......................  997,893   852,172   942,986   440,008    410,690   365,575
Total insurance reserves..........  358,048   305,763   299,512   284,824    268,064   237,663
Total liabilities.................  972,514   830,499   911,373   404,416    381,014   340,508
Issued capital and capital
  reserves........................   17,313    14,785    14,769     7,994      7,811     7,721
Shareholders' equity..............   25,379    21,673    31,613    35,592     29,676    25,066
Shareholders' equity per share....      104        89       131       145        121       103
Weighted average number of shares
  outstanding
  Basic...........................    284.3     242.8     243.6     245.4      245.0     242.5
  Diluted.........................    284.3     242.8     243.6     245.4      245.0     242.5
U.S. GAAP CONSOLIDATED BALANCE
  SHEET DATA
Shareholders' equity..............   26,741    22,836    31,655    35,102(5)  30,003    25,457
Shareholders' equity per share....      116        99       140       155(5)     122       104
OTHER FINANCIAL AND OPERATING DATA
Combined ratio (for the period)...    105.7%    105.7%    108.8%    104.9%     104.5%    100.8%
Third-party assets................  656,449   560,588   620,458   336,424     29,506    22,548
Market capitalization.............   25,892    22,111    64,156    97,813     81,920    77,513


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


     As of December 31, 2002, we had a total of E13,311 million in deferred tax assets. We also recorded deferred tax liabilities of E12,188 million. The calculation of the respective tax assets and liabilities is based on current tax laws and accounting standards and depends on the performance of the Group as a whole and certain business units in particular. At December 31, 2002, E4,910 million (E3,019 million as of December 31, 2001) of deferred tax assets depended on the ability to use existing tax-loss carry forwards.


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


                                                                    YEAR ENDED DECEMBER 31,
                                  -------------------------------------------------------------------------------------------
                                              2002                            2001                           2000
                                  -----------------------------   ----------------------------   ----------------------------
                                    GROSS                           GROSS                          GROSS
                                   PREMIUMS     TOTAL     NET      PREMIUMS    TOTAL     NET      PREMIUMS    TOTAL     NET
                                  WRITTEN(1)   INCOME    INCOME   WRITTEN(1)   INCOME   INCOME   WRITTEN(1)   INCOME   INCOME
                                  ----------   -------   ------   ----------   ------   ------   ----------   ------   ------
                                                                        (E IN MILLIONS)
Property-Casualty
  Germany.......................    12,314      24,019    9,235(2)   12,644    18,382    3,773     11,948     16,966   3,320
  Rest of Europe................    20,494      22,653    1,932     19,606     20,553      848     17,302     20,011   1,285
  NAFTA.........................     5,992       5,819     (933)     6,822      6,837   (1,030)     6,300      5,866     (86)
  Rest of World.................     2,428       2,118       38      2,401      1,787       39      1,886      1,630       5
  Specialty Lines...............     4,948       3,712     (199)     2,321      2,303       94      2,267      2,036     227
  Consolidation
    adjustments(3)..............    (2,882)     (2,765)  (1,680)    (1,657)    (1,092)    (265)    (1,321)    (1,312)   (570)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
    Subtotal....................    43,294      55,556    8,393     42,137     48,770    3,459     38,382     45,197   4,181
  Amortization of goodwill......        --          --     (370)        --         --     (349)        --         --    (277)
  Minority interests............        --          --     (816)        --         --     (746)        --         --    (642)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
    Total Property-Casualty.....    43,294      55,556    7,207     42,137     48,770    2,364     38,382     45,197   3,262
Life/Health
  Germany.......................    12,234      21,247      137     11,660     19,809      127     11,681     21,662     583
  Rest of Europe................     5,181      10,903      (95)     5,486     10,430      381      5,751     11,866     910
  Rest of World.................     3,251       4,388      (24)     3,010      3,856      (49)     2,818      3,724     (71)
  Consolidation
    adjustments(3)..............        (3)         (2)      (2)       (11)        (3)      --        (11)        (1)     (2)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
    Subtotal....................    20,663      36,536       16     20,145     34,092      459     20,239     37,251   1,420
  Amortization of goodwill......        --          --     (174)        --         --     (146)        --         --    (137)
  Minority interests............        --          --      177         --         --      (84)        --         --    (658)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
    Total Life/Health...........    20,663      36,536       19     20,145     34,092      229     20,239     37,251     625
Banking(4)
  Operations....................        --      21,275   (1,142)        --     12,755      303         --      1,722     183
  Amortization of goodwill......        --          --     (241)        --         --      (70)        --         --       8
  Minority interests............        --          --       25         --         --     (453)        --         --     (90)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
    Total Banking...............        --      21,275   (1,358)(5)       --   12,755     (220)        --      1,722     101
Asset Management
  Operations....................        --       3,185      140         --      2,738       39         --      1,722     126
  Amortization of goodwill......        --          --     (377)        --         --     (243)        --         --     (89)
  Minority interests............        --          --     (230)        --         --     (182)        --         --    (136)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
    Total Asset Management......        --       3,185     (467)        --      2,738     (386)        --      1,722     (99)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
Subtotal........................    63,957     116,552    5,401     62,282     98,355    1,987     58,621     85,892   3,889
Consolidation adjustments(6)....      (804)     (8,876)  (6,630)      (694)    (2,705)    (402)      (736)    (2,103)   (441)
                                    ------     -------   ------     ------     ------   ------     ------     ------   -----
Total...........................    63,153     107,676   (1,229)    61,588     95,650    1,585     57,885     83,789   3,448
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

                       CONSOLIDATED RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001


     Our total income increased by E12,026 million, or 12.6%, to E107,676 million in 2002 from E95,650 million in 2001, due primarily to the full-year consolidation of Dresdner Bank in 2002, offset in part by the effects of weakness in the capital markets and the global economy, which affected all of our operating segments and our banking segment in particular. Our earnings from ordinary activities before taxation decreased by E3,077 million, or 174.0%, to a loss of

E1,309 million in 2002 from income of E1,768 million in 2001. We had a consolidated tax benefit of E768 million in 2002 and a consolidated tax benefit of E861 million in 2001, representing overall effective tax rates of (60.9)% and (55.2)%, respectively, compared to statutory rates for our primary German and other operating subsidiaries that ranged from 12.5% to 45.5% and averaged 32.6%. The consolidated tax benefit in 2002 was due primarily to tax losses, for which a deferred tax asset was recognized.



     Net income decreased E2,814 million, or 177.5%, to a loss of E1,229 million in 2002, compared to income of E1,585 million in 2001, reflecting primarily weakness in the capital markets and the global economy, offset in part by the tax benefit discussed above. This weakness was particularly evident in writedowns of available for sale investments, which increased significantly to E5,523 million in 2002. In our banking segment, earnings were negatively affected by additional net loan loss provisions of E2,222 million. Our property-casualty insurance business was negatively impacted by significant claims, including primarily E762 million relating to asbestos and environmental reserve-strengthening measures at Fireman's Fund and E710 million in net claims relating to severe floods that struck Germany and Central and Eastern Europe in July and August 2002. These negative effects in our property-casualty segment were offset in part by significant investment-related gains and rate increases in most of our major property-casualty markets.


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


                                                                   % CHANGE 2002/2001
                                                       ------------------------------------------
                                                       TOTAL INCOME   TOTAL EXPENSES   NET INCOME
                                                       ------------   --------------   ----------
Property-Casualty....................................      13.9 %           3.5 %         204.9 %
Life/Health..........................................       7.2 %           8.8 %         (91.7)%
Banking..............................................      66.8 %          82.1 %        (517.3)%
Asset Management.....................................      16.3 %          12.2 %         (21.0)%
Consolidated Group...................................      12.6 %          16.1 %        (177.5)%


YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000


     Our total income increased E11.861 million, or 14.2%, to E95,650 million in 2001 from E83,789 million in 2000, due primarily to the acquisition of Dresdner Bank in July 2001, together with increases in property-casualty insurance, offset in part by a decrease in life/health insurance. Despite the increase in total income, our earnings from ordinary activities before taxation decreased by E3,127 million, or 63.9%, to E1,768 million in 2001 from E4,895 million in 2000, reflecting primarily the effects of the terrorist attack of September 11, 2001 in the United States and weakness in the capital markets. On a consolidated Group basis, the terrorist attack of September 11, 2001 resulted in net claims costs of approximately E1.5 billion. As a result of the weakness in the capital markets, earnings were also negatively affected by E1.6 billion of investment writedowns. We had a consolidated tax benefit of E861 million in 2001 and a consolidated tax expense of E170 million in 2000, representing overall effective tax rates of (55.2)% and 2.7% respectively, compared to statutory rates for our primary German and other operating subsidiaries that ranged from 10.0% to 43.0%, and averaged 18.6%. The consolidated tax benefit in 2001 was due to a substantial amount of tax losses resulting primarily from claims related to the September 11, 2001 terrorist attack in the United States, together with a significant amount of tax-exempt realized gains on investments.

     Net income decreased E1,863 million, or 54.0%, to E1,585 million in 2001, compared to E3,448 million in 2000, reflecting primarily the impact of the special adjustment to income taxes in 2000, the effects of the terrorist attack of September 11, 2001 in the United States and weakness in the capital markets, offset in part by the tax benefit discussed above.


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


                                                                   % CHANGE 2001/2000
                                                       ------------------------------------------
                                                       TOTAL INCOME   TOTAL EXPENSES   NET INCOME
                                                       ------------   --------------   ----------
Property-Casualty....................................       8.2 %          12.6 %         (27.5)%
Life/Health..........................................      (8.2)%          (5.2)%         (63.4)%
Banking..............................................     645.7 %         689.4 %        (317.8)%
Asset Management.....................................      59.0 %          84.7 %        (289.9)%
Consolidated Group...................................      14.5 %          19.0 %         (54.0)%


                      CONSOLIDATED ASSETS AND LIABILITIES

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001


     Total assets decreased by E90,814 million, or 9.6%, to E852,172 million at December 31, 2002, from E942,986 million at December 31, 2001, primarily as a result of the deconsolidation of Deutsche Hyp and price declines in the capital markets. Our own investments (including loans and advances in our banking segment) decreased by E88,505 million, or 11.3%, to E696,433 million in 2002 from E784,938 million in 2001, while separate account assets increased by E965 million, or 3.9%, to E25,657 million at December 31, 2002, from E24,692 million at December 31, 2001. Insurance investments (excluding separate account assets) increased by E8,442 million, or 2.4%, to E362,577 million in 2002 from E354,135 million in 2001.



     Our shareholders' equity decreased by 31.4% to E21,673 million at December 31, 2002 compared to E31,613 million at December 31, 2001. This decrease resulted primarily from a decrease in net unrealized gains of E7,198 million from E8,276 million at December 31, 2001 to E1,049 million (adjusted for currency translation) at December 31, 2002, reflecting generally adverse conditions in the capital markets.


YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000


     Total assets increased by E502,978 million, or 114.3%, to E942,986 million at December 31, 2001, from E440,008 million at December 31, 2000, primarily as a result of our acquisition of Dresdner Bank in July 2001. Our own investments grew by E456,813 million, or 139.2%, to E784,938 million in 2001 from E328,125 million in 2000, while separate account assets increased E1,922 million, or 8.4%, to E24,692 million at December 31, 2001, from E22,770 million at December 31, 2000. Insurance investments grew by E19,066 million, or 5.7%, to E354,135 million in 2001 from E335,069 million in 2000.



     Our shareholders' equity decreased by 11.2% to E31,613 million at December 31, 2001 compared to E35,592 million at December 31, 2000. This decrease resulted primarily from a decrease in net unrealized gains of E5,210 million in 2001.

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

UNREALIZED LOSSES


     As of December 31, 2002, unrealized losses from securities available for sale totaled E10,523 million, of which E10,067 million were attributable to equity securities, E326 million to corporate bonds, E106 million to government bonds and E24 million to other securities. As of December 31, 2001, we recorded a total of E7,390 million unrealized losses. Of this amount, E5,601 million related to equity securities, E1,139 to government bonds and E650 to corporate bonds. The gross amount of unrealized losses that would have been recognized as impairments based on our current policies but for the application of management judgments (i.e., unrecognized impairment losses) was E261 million and E764 million at December 31, 2001 and December 31, 2002, respectively. On a net basis, after policyholder participation and minority interests, these amounts were E145 million and E267 million, respectively. All of the foregoing unrecognized impairment losses arose in respect of our equity holdings. In determining such amounts, we have utilized the Group's average acquisition cost of such securities as determined on a quarterly basis.

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


     Net Income. Net income in our Other division was E804 million in 2002. Net income was positively affected by realized gains, offset primarily by writedowns on investment securities and realized losses on investment securities.


YEAR ENDED DECEMBER 31, 2001


     Net Revenue. Net revenue in our Other division was E1,861 million in 2001, reflecting primarily realized gains of E866 million from the sale of shares of Munich Re held by Dresdner Bank, other investment income of E628 million from realized gains on our strategic investment portfolio, changes in the fair value of non-qualifying hedge derivatives and interest income from our mortgage lending operations, offset in part by other expense from investments of E465 million consisting of realized losses and writedowns of investments.


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

RESULTS OF OPERATIONS

     The following table sets forth certain summarized financial information for our asset management operations for the years indicated:


                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               2002    2001(1)    2000
                                                              ------   -------   ------
                                                                   (E IN MILLIONS)
Interest and similar income.................................     119      129       204
Income from affiliated enterprises, joint ventures and
  associated enterprises....................................     (12)      (3)        1
Other income from investments...............................      35       44        18
Trading income..............................................      (1)      10        16
Fee and commission income, and income from service
  activities................................................   2,918    2,479     1,420
Other income................................................     126       79        63
                                                              ------   ------    ------
  Total income..............................................   3,185    2,738     1,722
                                                              ------   ------    ------
Interest and similar expenses...............................     (89)     (82)      (61)
Other expenses for investments..............................     (22)     (57)       --
Net loan loss provision.....................................      (2)      --        --
Acquisition costs and administrative expenses...............  (2,473)  (1,954)     (502)
Amortization of goodwill....................................    (377)    (243)      (89)
Other expenses..............................................    (551)    (795)   (1,043)
                                                              ------   ------    ------
Total expenses..............................................  (3,514)  (3,131)   (1,695)
                                                              ------   ------    ------
Earnings from ordinary activities before taxation...........    (329)    (393)       27
Taxes.......................................................      92      189        10
Minority interests in earnings..............................    (230)    (182)     (136)
                                                              ------   ------    ------
Net income..................................................    (467)    (386)      (99)
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


     Net Income. Asset management net income decreased by E81 million, to a net loss of E467 million in 2002 from a net loss of E386 million in 2001, due primarily to increased amortization of goodwill reflecting the acquisition and full-year consolidation in 2002 of Dresdner Bank, as well as minority interest in earnings related to the PIMCO Group. Total income, which consists primarily of fee and commission income, and income from service activities, increased by E447 million, or 16.3%, to E3,185 million in 2002 from E2,738 million in 2001, reflecting primarily the full-year consolidation in 2002 of Dresdner Bank's former asset management operations, offset in part by the lower average assets under management due to the effects of exchange rate movements and price declines in the capital markets. Total expenses increased by E383 million or 12.2%, to E3,514 million in 2002 from E3,131 million in 2001, due primarily to the full-year consolidation in 2002 of Dresdner Bank's former asset management operations, offset in part by restructuring measures implemented in the course of 2002 at virtually all of our equity investment operations to increase operational efficiency by reducing personnel and streamlining back-office operations and product lines. Total expenses included acquisition-related expenses of E824 million recorded in 2002. The acquisition-related expenses consisted primarily of amortization of goodwill of E377 million associated with the acquisitions of Dresdner Bank, PIMCO and Nicholas-Applegate and amortization charges of E155 million relating to capitalized retention payments to key executives of the PIMCO Group, which are being amortized over periods of five to seven years from the date of the acquisition. Another E292 million were retention and compensation payments for the management and employees of PIMCO and Nicholas-Applegate. In addition, minority interest of E230 million in our asset management operations was accounted for mainly by the minority interest in PIMCO (E162 million) of PIMCO's former parent company, which continues to hold a minority ownership interest in PIMCO. Our ownership interest in PIMCO was recently restructured. Pursuant to such restructuring, neither Allianz nor PIMCO's former parent company can put or call the entire ownership interest of PIMCO's former parent company in PIMCO with effect prior to October 2004, although either party may put or call up to US$250 million of such ownership interest in any calendar quarter, beginning with the quarter ended March 31, 2003. On March 31, 2003, a subsidiary of Allianz AG received notice from the former parent company of PIMCO that such former parent company had exercised its right to put US$250 million of its remaining ownership interest in PIMCO to Allianz, with payment therefor due by April 30, 2003. Such payment was made on April 14, 2003. Excluding the effects of the acquisition-related expenses of E824 million, earnings from ordinary activities before taxation from our asset management operations would have been E495 million in 2002.


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


     Net Income. Asset management net income decreased by E287 million, to a net loss of E386 million in 2001 from a net loss of E99 million in 2000, despite the increase in assets under management, primarily because costs rose more quickly than income. Total income, which consists primarily of fee and commission income, and income from service activities, increased by E1,016 million, or 59.0% to E2,738 million in 2001 from E1,722 million in 2000, reflecting primarily the increased assets under management due to our acquisition of Dresdner Bank. Total expenses increased by E1,436 million or 84.7%, to E3,131 million in 2001 from E1,695 million in 2000, due primarily to increased expenses associated with our acquisition of Dresdner Bank. Total expenses included acquisition-related expenses of E706 million recorded in 2001, as well as costs incurred in connection with the establishment of ADAM and the reorganization of our asset management operations as a result of our acquisition of Dresdner Bank. The acquisition-related expenses included amortization of goodwill of E243 million and compensation payments of E59 million associated with the acquisitions of PIMCO and Nicholas-Applegate, amortization charges of E374 million relating to capitalized retention payments to key executives of the PIMCO Group, which are being amortized over periods of five to seven years from the date of the acquisition, and an additional E30 million of expenses incurred in connection with retention payments to key executives at Dresdner RCM following our acquisition of Dresdner Bank in July 2001. In addition, minority interest of E182 million in our asset management operations was accounted for mainly by the minority interest in PIMCO (E142 million) of PIMCO's former parent company, which continues to hold an approximately 30% ownership interest in PIMCO. Excluding the effects of the acquisition-related expenses of E706 million, earnings from ordinary activities before taxation from our asset management operations would have been E313 million in 2001, due primarily to earnings at PIMCO.


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

     The following table analyzes the maturities of our fixed income investments available for sale at December 31, 2002:


                                                              AMORTIZED COST   MARKET VALUE
                                                              --------------   ------------
                                                                     (E IN MILLIONS)
Contractual term to maturity:
  Up to one year............................................      18,614          21,091
  Over one year through five years..........................      87,375          79,500
  Over five years through ten years.........................      70,698          90,113
  Over ten years............................................      31,640          27,122
                                                                 -------         -------
     Total..................................................     208,327         217,826
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

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001


     Net cash used in operating activities was E758 million in 2002, compared to net cash used in operating activities of E834 million in 2001. The decrease in net cash used reflected primarily a significant increase in cash provided by trading securities (including trading liabilities), offset in part by increases in cash used in other operating activities. Cash provided by trading securities (including trading liabilities) increased to E14,064 million provided in 2002 from E12,544 million used in 2001, a net change of E26,608 million, due primarily to reductions in investments held in the Dresdner Bank trading portfolio and an increase in trading liabilities, which reflected primarily obligations to deliver securities and net declines in the market values of derivative transactions. The reductions in the Dresdner Bank trading portfolio reflected a decline in the carrying value of equity securities. The increase in cash provided by trading securities was offset in part by a decrease in cash provided by loans and advances to banks and customers to E5,846 million used in 2002 from E3,442 million provided in 2001, resulting primarily from a significant increase in short term loans. Cash flow from other receivables and liabilities also decreased to E1,370 million used in 2002 from E3,871 million provided in 2001. Cash flow from certificated liabilities decreased to E1,727 million used in 2002 from E3,130 million provided in 2001, due to repayment of money market liabilities. Cash flow from liabilities to banks and customers decreased to E8,215 million used in 2002 from E5,456 million used in 2001. In addition, we recorded a net loss in 2002 of E1,229 million, a net change of E2,814 million from 2001, when we recorded net income of E1,585 million.


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


     Net cash provided by financing activities was E14,415 million in 2002, compared to net cash provided by financing activities of E6,452 million in 2001. The increase was attributable primarily to an increase in cash provided by subordinated liabilities, reflecting E3,445 million in subordinated debt issued in 2002. Cash provided by aggregate policy reserves also increased to E10,808 million provided in 2002 from E8,089 million provided in 2001, reflecting the increased net inflow of funds related to variable annuities and unit-linked life insurance policies in line with the overall increase in our life insurance business in 2002. These increases were offset in part by a decrease in cash flow attributable to redemption of participation certificates.


YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000


     Net cash used in operating activities was E834 million in 2001, compared to net cash provided by operating activities of E2,459 million in 2000. The decrease was primarily attributable to a decrease in cash provided by trading securities to E12,544 million used in 2001 from E46 million provided in 2000, reflecting a significant increase in trading assets held by Dresdner Bank as a result of trading positions taken at year end. Also contributing to the decrease were a reduction in cash provided by liabilities to banks and customers, which decreased to E5,456 million used in 2001 from E836 million provided in 2000, reflecting repayment of short term loans and deposits over the course of 2001, and an increase in cash used in other insurance reserves, which decreased to E4,007 million used in 2001 from E2,227 million provided in 2000, reflecting increased premium refunds to policyholders relative to additions to reserves. These decreases were offset in part by an increase in cash provided by loans and advances to banks and customers, which increased to E3,442 million provided in 2001 from E3,694 million used in 2000, due to repayments of loans at Dresdner Bank as well as the lack of new loan volume attributable to our reduction of non-core lending activity outside of Europe. Also offsetting the decrease was an increase in the cash provided by other receivables and liabilities to E3,871 million provided in 2001 from E1,400 million used in 2000 and an increase in unearned premiums written in line with the increase in our overall business volume in 2001.


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


     The net cash provided by financing activities was E6,452 million in 2001, compared to net cash provided by financing activities of E9,594 million in 2000, reflecting primarily a decrease in cash provided by participation certificates and subordinated liabilities to E770 million used in 2001 from E1,714 million provided in 2000. The decrease was offset in part by an increased net inflow of funds related to variable annuities and unit-linked life insurance policies in line with the overall increase in our life insurance business in 2001.


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



     Not applicable



ITEM 18.  FINANCIAL STATEMENTS



     See pages F-1 forward for the consolidated financial statements required by this item.



ITEM 19.  EXHIBITS



     The following exhibits are filed as part of this annual report:



 EXHIBIT
 NUMBER                               DOCUMENT
 -------                              --------
     1.1    Articles of Association*
     4.1    Principles of Cooperation between Allianz AG and Munich Re, dated May 2000**
     4.2    Letter of Intent between Allianz AG and Munich Re, dated May
            4, 2000***
     4.3    Agreement in Principle between Allianz AG and Munich Re,
            dated April 4, 2002****
     4.4    Basic Agreement between Allianz AG and Dresdner Bank, dated
            March 31, 2001*****
     4.5    First Supplement to Principles of Cooperation between
            Allianz AG and Munich Re, dated December 2001******
     4.6    Second Supplement to Principles of Cooperation between
            Allianz AG and Munich Re, dated December 19, 2002*******
     4.7    Third Supplement to Principles of Cooperation between
            Allianz AG and Munich Re, dated March 20, 2002********
     8.1    List of subsidiaries*********
    12.1    Certification of the Chief Executive Officer required by
            Section 302 of the Sarbanes-Oxley Act of 2002
    12.2    Certification of the Chief Financial Officer required by
            Section 302 of the Sarbanes-Oxley Act of 2002
    13.1    Certification of the Chief Executive Officer required by
            Section 906 of the Sarbanes-Oxley Act of 2002
    13.2    Certification of the Chief Financial Officer required by
            Section 906 of the Sarbanes-Oxley Act of 2002
    14.1    Consent of KPMG Deutsche Treuhand-Gesellschaft AG
            Wirtschaftsprufungsgesellschaft

---------------


           * Incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002.



         ** Incorporated by reference to Exhibit 3.1 to the Registrant's
            Registration Statement on Form 20-F (File No. 1-15154).



        *** Incorporated by reference to Exhibit 3.2 to the Registrant's
            Registration Statement on Form 20-F (File No. 1-15154).



       **** Incorporated by reference to Exhibit 4.3 to the Registrant's Annual
            Report on Form 20-F for the year ended December 31, 2000.



     ***** Incorporated by reference to Exhibit 4.4 to the Registrant's Annual
           Report on Form 20-F for the year ended December 31, 2000.



    ****** Incorporated by reference to Exhibit 4.5 to the Registrant's Annual
           Report on Form 20-F for the year ended December 31, 2001.



  ******* Incorporated by reference to Exhibit 4.6 to the Registrant's Annual
          Report on Form 20-F for the year ended December 31, 2002.



 ******** Incorporated by reference to Exhibit 4.7 to the Registrant's Annual
          Report on Form 20-F for the year ended December 31, 2002.



********* Incorporated by reference to Exhibit 8.1 to the Registrant's Annual
          Report on Form 20-F for the year ended December 31, 2002.

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


     As discussed in Note 2 to the financial statements, Allianz Group restated its financial statements for the three-year period ended December 31, 2002.


                              /s/ KPMG Deutsche Treuhand-Gesellschaft
                                  Aktiengesellschaft
                                  Wirtschaftsprufungsgesellschaft

                              KPMG Deutsche Treuhand-Gesellschaft
                              Aktiengesellschaft
                              Wirtschaftsprufungsgesellschaft

Munich, Germany

July 11, 2003, except for Note 2,


as to which the date is November 28, 2003.

                                 ALLIANZ GROUP

                          CONSOLIDATED BALANCE SHEETS

                         DECEMBER 31, 2002 AND 2001(*)



                                                                      2002      2001
                                                              NOTE    E(MN)     E(MN)
                                                              ----   -------   -------
ASSETS
A.  Intangible assets.......................................    5     18,273    16,911
B.  Investments in affiliated enterprises, joint ventures
      and associated enterprises............................    6     11,345    10,247
C.  Investments.............................................    7    285,340   345,302
D.  Investments held on account and at risk of life
      insurance policyholders...............................          25,657    24,692
E.  Loans and advances to banks.............................    8     86,822    61,274
F.  Loans and advances to customers.........................    8    188,084   239,693
G.  Trading assets..........................................    9    124,842   128,422
H.  Cash and cash equivalents...............................   10     21,008    21,240
I.   Amounts ceded to reinsurers from insurance reserves....   11     28,420    30,999
J.  Deferred tax assets.....................................   37     13,311     8,442
K.  Other assets............................................   12     49,070    55,764
                                                                     -------   -------
               Total assets.................................         852,172   942,986
                                                                     =======   =======
EQUITY AND LIABILITIES
A.  Shareholders' equity....................................   13     21,673    31,613
B.  Minority interests in shareholders' equity..............   14      8,315    17,425
C.  Participation certificates and subordinated
      liabilities...........................................   15     14,174    12,207
D.  Insurance reserves......................................   16    305,763   299,512
E.  Insurance reserves for life insurance where the
      investment risk is carried by policyholders...........          25,687    24,726
F.  Liabilities to banks....................................   17    137,332   135,402
G.  Liabilities to customers................................   18    147,266   177,323
H.  Certificated liabilities................................   19     78,750   134,670
I.   Trading liabilities....................................   20     53,520    44,538
J.  Other accrued liabilities...............................   21     13,069    14,117
K.  Other liabilities.......................................   22     31,425    37,272
L.  Deferred tax liabilities................................   37     12,188     8,898
M.  Deferred income.........................................   23      3,010     5,283
                                                                     -------   -------
               Total equity and liabilities.................         852,172   942,986
                                                                     =======   =======



  *As indicated in Note 2, reflects restatement. See accompanying notes to the consolidated financial statements.

                                 ALLIANZ GROUP

                         CONSOLIDATED INCOME STATEMENTS

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000()*



                                                                 2002      2001      2000
                                                         NOTE    E(MN)     E(MN)     E(MN)
                                                         ----   -------   -------   -------
1.  Premiums earned (net)..............................   24     55,133    52,745    49,907
2.  Interest and similar income........................   25     28,210    24,224    16,595
3.  Income (net) from investments in affiliated
       enterprises, joint ventures and associated
       enterprises.....................................   26      4,398     1,588     1,860
4.  Other income from investments......................   27      9,355     8,502    10,945
5.  Trading income.....................................   28      1,507     1,592       (36)
6.  Fee and commission income, and income from service
       activities......................................   29      6,102     4,827     2,187
7.  Other income                                          30      2,971     2,172     2,331
                                                                -------   -------   -------
               Total income (1. to 7.).................         107,676    95,650    83,789
                                                                -------   -------   -------
8.  Insurance benefits (net)...........................   31     50,229    50,154    51,738
9.  Interest and similar expenses......................   32     10,651     7,861     2,399
10. Other expenses for investments.....................   33     14,102     8,923     4,949
11. Loan loss provisions...............................   34      2,241       596        21
12. Acquisition costs and administrative expenses......   35     24,502    19,383    13,697
13. Amortization of goodwill...........................    5      1,162       808       495
14. Other expenses.....................................   36      6,098     6,157     5,595
                                                                -------   -------   -------
               Total expenses (8. to 14.)..............         108,985    93,882    78,894
                                                                -------   -------   -------
15. Earnings from ordinary activities before taxes.....          (1,309)    1,768     4,895
16. Taxes (benefit)....................................   37       (768)     (861)      170
17. Minority interests in earnings.....................   14        688     1,044     1,277
                                                                -------   -------   -------
18. Net income.........................................          (1,229)    1,585     3,448
                                                                =======   =======   =======
                                                                   E         E         E
                                                                -------   -------   -------
     Basic earnings per share..........................   44      (5.06)     6.51     14.05
                                                                =======   =======   =======
     Diluted earnings per share........................   44      (5.06)     6.51     14.05
                                                                =======   =======   =======



  *As indicated in Note 2, reflects restatement. See accompanying notes to the consolidated financial statements.

                                 ALLIANZ GROUP

          CONSOLIDATED STATEMENTS OF MOVEMENTS IN SHAREHOLDERS' EQUITY

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000(*)



                                                              UNREALIZED
                                                                GAINS        CONSOLIDATED
                                        PAID-IN   REVENUE        AND        UNAPPROPRIATED   SHAREHOLDERS'
                                        CAPITAL   RESERVES   LOSSES (NET)       PROFIT           EQUITY
                                         E(MN)     E(MN)        E(MN)           E(MN)            E(MN)
                                        -------   --------   ------------   --------------   --------------
Beginning balance January 1, 2000.....   7,811      9,884       11,626            355            29,676
Currency translation adjustments......      --        375           77             --               452
Changes in the group of consolidated
  companies...........................      --        283           --             --               283
Capital paid in.......................     183         --           --             --               183
Unrealized investment gains and
  losses..............................      --         --        1,745             --             1,745
Net income for the year...............      --      3,015           --            433             3,448
Shareholders' dividend................      --         --           --           (306)             (306)
Miscellaneous.........................      --        160           --            (49)              111
                                        ------     ------       ------          -----            ------
Balance as of December 31, 2000.......   7,994     13,717       13,448            433            35,592
                                        ------     ------       ------          -----            ------
Currency translation adjustments......      --       (129)          38             --               (91)
Changes in the group of consolidated
  companies...........................      --       (554)          --             --              (554)
Capital paid in.......................   6,775         --           --             --             6,775
Treasury stock........................      --     (5,801)          --             --            (5,801)
Unrealized investment gains and
  losses..............................      --         --       (5,210)            --            (5,210)
Net income for the year...............      --      1,175           --            410             1,585
Shareholders' dividend................      --         --           --           (367)             (367)
Miscellaneous.........................      --       (250)          --            (66)             (316)
                                        ------     ------       ------          -----            ------
Balance as of December 31, 2001.......  14,769      8,158        8,276            410            31,613
                                        ------     ------       ------          -----            ------
Currency translation adjustments......      --     (1,218)         (29)            --            (1,247)
Changes in the group of consolidated
  companies...........................      --        364           --             --               364
Capital paid in.......................      16         --           --             --                16
Treasury stock........................      --       (157)          --             --              (157)
Unrealized investment gains and
  losses..............................      --         --       (7,198)            --            (7,198)
Net income for the year...............      --     (2,394)          --          1,165            (1,229)
Shareholders' dividend................      --         --           --           (364)             (364)
Miscellaneous.........................      --        (79)          --            (46)             (125)
                                        ------     ------       ------          -----            ------
Balance as of December 31, 2002.......  14,785      4,674        1,049          1,165            21,673
                                        ======     ======       ======          =====            ======



  *As indicated in Note 2, reflects restatement. See accompanying notes to the consolidated financial statements.

                                 ALLIANZ GROUP
                       CONSOLIDATED CASH FLOW STATEMENTS

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000(*)



                                                               2002       2001       2000
                                                               E(MN)      E(MN)      E(MN)
                                                              -------    -------    -------
Operating activities
Net income for the year.....................................   (1,229)     1,585      3,448
Change in unearned premiums.................................      542        949       (674)
Change in aggregate policy reserves (without aggregate
  policy reserves for life insurance products in accordance
  with SFAS 97).............................................    6,039      6,859      6,550
Change in reserve for loss and loss adjustment expenses.....    2,530      3,375      2,715
Change in other insurance reserves (without change in the
  reserve for latent premium refunds from unrealized
  investment gains and losses)..............................   (4,241)    (4,007)     2,227
Change in deferred acquisition costs........................   (1,211)      (662)    (1,093)
Change in funds held by others under reinsurance business
  assumed...................................................    1,349       (171)        66
Change in funds held under reinsurance business ceded.......     (192)      (278)       483
Change in accounts receivable/payable on reinsurance
  business..................................................      232         (4)      (604)
Change in trading securities (including trading
  liabilities)..............................................   14,064    (12,544)        46
Change in loans and advances to banks and customers.........   (5,846)     3,442     (3,694)
Change in liabilities to banks and customers................   (8,215)    (5,456)       836
Change in certificated liabilities..........................   (1,727)     3,130      2,642
Change in other receivables and liabilities.................   (1,370)     3,871     (1,400)
Change in deferred tax assets/liabilities (without change in deferred tax assets/liabilities from unrealized investment
  gains and losses).........................................   (1,321)    (2,202)    (2,232)
Adjustment for investment income/expenses not involving
  movements of cash.........................................      175        112     (7,525)
Adjustments to reconcile amortization of goodwill...........    1,162        808        495
Other.......................................................   (1,499)       359        173
                                                              -------    -------    -------
Net cash flow (used in) provided by operating activities:...     (758)      (834)     2,459
                                                              -------    -------    -------
Investing activities
Change in securities available for sale.....................   (7,073)    (3,465)    (7,271)
Change in investments held to maturity......................    1,092        383        634
Change in real estate.......................................    2,226        112       (287)
Change in other investments.................................    1,681      2,692       (416)
Change in cash and cash equivalents from the acquisition of
  consolidated affiliated companies.........................  (10,787)    12,114     (3,054)
Other.......................................................     (919)      (441)    (1,389)
                                                              -------    -------    -------
Net cash flow (used in) provided by investing activities:...  (13,780)    11,395    (11,783)
                                                              -------    -------    -------
Financing activities
Change in participation certificates and subordinated
  liabilities...............................................    2,784       (770)     1,714
Change in investments held on account and at risk of life
  insurance policyholders...................................   (2,154)    (1,465)    (1,942)
Change in aggregate policy reserves for life insurance
  products according to SFAS 97.............................   10,808      8,089      6,770
Cash inflow from capital increases..........................       16        275        184
Dividend payouts............................................     (682)      (673)      (613)
Other from shareholders' capital and minority interests
  (without change in revenue reserve from unrealized
  investment gains and losses)..............................    3,643        996      3,481
                                                              -------    -------    -------
Net cash flow provided by financing activities..............   14,415      6,452      9,594
                                                              -------    -------    -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (109)        18          9
                                                              -------    -------    -------
Change in cash and cash equivalents.........................     (232)    17,031        279
                                                              -------    -------    -------
Cash and cash equivalents at beginning of period............   21,240      4,209      3,930
                                                              -------    -------    -------
Cash and cash equivalents at end of period..................   21,008     21,240      4,209
                                                              =======    =======    =======



  *As indicated in Note 2, reflects restatement. See accompanying notes to the consolidated financial statements.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                 ALLIANZ GROUP

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS:
          BUSINESS SEGMENT INFORMATION -- CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

                                                     PROPERTY-
                                                     CASUALTY           LIFE/HEALTH           BANKING
                                                 -----------------   -----------------   -----------------
                                                  2002      2001      2002      2001      2002      2001
                                                  E(MN)     E(MN)     E(MN)     E(MN)     E(MN)     E(MN)
                                                  -----     -----     -----     -----     -----     -----
ASSETS
A.     Intangible assets.......................    2,960     2,943     4,817     4,005     3,509     3,183
B.     Investments in affiliated enterprises,
         joint ventures and associated
         enterprises...........................   51,448    40,387     6,183     6,043     4,349     2,079
C.     Investments.............................   76,855    91,712   189,172   180,076    28,965    85,133
D.     Investments held on account and at risk
         of life insurance policyholders.......       --        --    25,657    24,692        --        --
E.     Loans and advances to banks.............    5,219     5,079     3,490     1,010    76,748    54,271
F.     Loans and advances to customers.........    2,882     2,837    24,747    24,843   168,919   222,916
G.     Trading assets..........................    1,404     1,373     1,177       775   122,139   125,741
H.     Cash and cash equivalents...............    2,880     2,617     2,267     2,351    16,322    16,244
I.     Amounts ceded to reinsurers from
         insurance reserves....................   17,188    19,209    17,623    17,927        --        --
J.     Deferred tax assets.....................    7,410     5,060     2,601     1,911     3,161     1,350
K.     Other assets............................   21,482    22,840    17,320    17,634    15,416    14,977
                                                 -------   -------   -------   -------   -------   -------
             Total segment assets..............  189,728   194,057   295,054   281,267   439,528   525,894
                                                 =======   =======   =======   =======   =======   =======
EQUITY AND LIABILITIES
A.     Participation certificates and
         subordinated liabilities..............    4,342       573        --        --     9,846    11,757
B.     Insurance reserves......................   87,557    90,432   224,673   215,217        --        --
C.     Insurance reserves for life insurance
         where the investment risk is carried
         by Policyholders......................       --        --    25,687    24,726        --        --
D.     Liabilities to banks....................    5,166     6,303     1,708     2,143   130,568   131,454
E.     Liabilities to customers................       --        --        --        --   146,945   175,228
F.     Certificated liabilities................   19,031    14,727       263       229    64,569   122,713
G.     Trading liabilities.....................      544       448       825        50    52,152    44,052
H.     Other accrued liabilities...............    5,626     5,387       850       967     5,984     7,130
I.     Other liabilities.......................   18,312    21,624    20,555    19,963     5,468     4,134
J.     Deferred tax liabilities................    7,356     5,920     2,551     1,958     2,220       980
K.     Deferred income.........................      104        84       354       406     2,545     4,793
                                                 -------   -------   -------   -------   -------   -------
             Total segment liabilities.........  148,038   145,498   277,466   265,659   420,297   502,241
                                                 =======   =======   =======   =======   =======   =======
       Shareholders' equity and minority interests........................................................
             Total equity and liabilities.................................................................

       ASSET            CONSOLIDATION
     MANAGEMENT          ADJUSTMENTS              GROUP
  ----------------    ------------------    ------------------
   2002      2001      2002       2001       2002       2001
  E(MN)     E(MN)      E(MN)      E(MN)      E(MN)      E(MN)
  -----     -----      -----      -----      -----      -----
   6,987     6,780         --         --     18,273     16,911
      20       116    (50,655)   (38,378)    11,345     10,247
     993     1,362    (10,645)   (12,981)   285,340    345,302
      --        --         --         --     25,657     24,692
   1,863     1,646       (498)      (732)    86,822     61,274
     228       561     (8,692)   (11,464)   188,084    239,693
     156       539        (34)        (6)   124,842    128,422
     940       550     (1,401)      (522)    21,008     21,240
      --        --     (6,391)    (6,137)    28,420     30,999
     139       121         --         --     13,311      8,442
   3,735     2,623     (8,883)    (2,310)    49,070     55,764
  ------    ------    -------    -------    -------    -------
  15,061    14,298    (87,199)   (72,530)   852,172    942,986
  ======    ======    =======    =======    =======    =======
      --        22        (14)      (145)    14,174     12,207
      --        --     (6,467)    (6,137)   305,763    299,512
      --        --         --         --     25,687     24,726
     177     1,554       (287)    (6,052)   137,332    135,402
   2,754     2,981     (2,433)      (886)   147,266    177,323
     435       435     (5,548)    (3,434)    78,750    134,670
      --         2         (1)       (14)    53,520     44,538
     609       633         --         --     13,069     14,117
   1,304     1,449    (14,214)    (9,898)    31,425     37,272
      61        40         --         --     12,188      8,898
       7        --         --         --      3,010      5,283
  ------    ------    -------    -------    -------    -------
   5,347     7,116    (28,964)   (26,566)   822,184    893,948
  ======    ======    =======    =======    =======    =======
                                             29,988     49,038
                                            =======    =======
                                            852,172    942,986
                                            =======    =======

                                 ALLIANZ GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         BUSINESS SEGMENT INFORMATION -- CONSOLIDATED INCOME STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                   PROPERTY/CASUALTY             LIFE/HEALTH                  BANKING
                                ------------------------   ------------------------   -----------------------
                                 2002     2001     2000     2002     2001     2000     2002     2001    2000
                                E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)
                                -----    -----    -----    -----    -----    -----    -----    -----    -----
1.  Premiums earned (net).....  36,458   34,428   31,529   18,675   18,317   18,378       --       --      --
2.  Interest and similar
    income....................   4,473    5,068    5,568   11,215   10,765   10,152   13,336    9,085   1,502
3.  Income (net) from
    affiliated enterprises,
    joint ventures and
    associated enterprises....   8,494      889    1,833      445      525      693    2,071    1,016     122
4.  Other income from
    investments...............   3,652    4,307    4,259    4,932    3,562    6,667    1,430      628      25
5.  Trading income............     207    1,451      (10)     244     (117)     (49)   1,081      244       7
6.  Fee and commission income,
    and income from service
    activities................     521    1,425      940      200      268      271    2,925    1,474       2
7.  Other income..............   1,751    1,202    1,078      825      772    1,139      432      308      64
                                ------   ------   ------   ------   ------   ------   ------   ------   -----
      Total income
         (1. to 7.)...........  55,556   48,770   45,197   36,536   34,092   37,251   21,275   12,755   1,722
                                ------   ------   ------   ------   ------   ------   ------   ------   -----
8.  Insurance benefits
    (net).....................  28,974   28,200   25,413   21,284   21,979   26,354       --       --      --
9.  Interest and similar
    expenses..................   1,564    1,323    1,136      434      492      148    9,509    6,766   1,257
10. Other expenses for
    investments...............   3,567    2,888    1,913    8,656    5,537    3,004    2,225      465      33
11. Loan loss provisions......       7        4       --       10        4       --    2,222      588      21
12. Acquisition costs and
    administrative expenses...  10,521   10,042    9,106    4,263    4,259    3,927    7,581    3,446     170
13. Amortization of
    goodwill..................     370      349      277      174      146      137      241       70      (8)
14. Other expenses............   2,999    3,555    3,453    1,806    1,263    2,055    1,034    1,193     125
                                ------   ------   ------   ------   ------   ------   ------   ------   -----
      Total expenses
         (8. to 14.)..........  48,002   46,361   41,298   36,627   33,680   35,625   22,812   12,528   1,598
                                ------   ------   ------   ------   ------   ------   ------   ------   -----
15. Earnings from ordinary
    activities before taxes...   7,554    2,409    3,899      (91)     412    1,626   (1,537)     227     124
16. Taxes (benefit)...........    (469)    (701)      (5)      67       99      343     (154)      (6)    (67)
17. Minority interests in
    earnings..................     816      746      642     (177)      84      658      (25)     453      90
                                ------   ------   ------   ------   ------   ------   ------   ------   -----
18. Net income................   7,207    2,364    3,262       19      229      625   (1,358)    (220)    101
                                ======   ======   ======   ======   ======   ======   ======   ======   =====

                        ASSET MANAGEMENT       CONSOLIDATION ADJUSTMENTS              GROUP
                      ---------------------   ---------------------------   -------------------------
                      2002    2001    2000     2002      2001      2000      2002      2001     2000
                      E(MN)   E(MN)   E(MN)    E(MN)     E(MN)     E(MN)     E(MN)    E(MN)    E(MN)
                      -----   -----   -----    -----     -----     -----     -----    -----    -----
                         --      --      --       --        --        --     55,133   52,745   49,907
                        119     129     204     (933)     (823)     (831)    28,210   24,224   16,595
                        (12)     (3)      1   (6,600)     (839)     (789)     4,398    1,588    1,860
                         35      44      18     (694)      (39)      (24)     9,355    8,502   10,945
                         (1)     10      16      (24)        4        --      1,507    1,592      (36)
                      2,918   2,479   1,420     (462)     (819)     (446)     6,102    4,827    2,187
                        126      79      63     (163)     (189)      (13)     2,971    2,172    2,331
                      -----   -----   -----   ------    ------    ------    -------   ------   ------
                      3,185   2,738   1,722   (8,876)   (2,705)   (2,103)   107,676   95,650   83,789
                      -----   -----   -----   ------    ------    ------    -------   ------   ------
                         --      --      --      (29)      (25)      (29)    50,229   50,154   51,738
                         89      82      61     (945)     (802)     (203)    10,651    7,861    2,399
                         22      57      --     (368)      (24)       (1)    14,102    8,923    4,949
                          2      --      --       --        --        --      2,241      596       21
                      2,473   1,954     502     (336)     (318)       (8)    24,502   19,383   13,697
                        377     243      89       --        --        --      1,162      808      495
                        551     795   1,043     (292)     (649)   (1,081)     6,098    6,157    5,595
                      -----   -----   -----   ------    ------    ------    -------   ------   ------
                      3,514   3,131   1,695   (1,970)   (1,818)   (1,322)   108,985   93,882   78,894
                      -----   -----   -----   ------    ------    ------    -------   ------   ------
                       (329)   (393)     27   (6,906)     (887)     (781)    (1,309)   1,768    4,895
                        (92)   (189)    (10)    (120)      (64)      (91)      (768)    (861)     170
                        230     182     136     (156)     (421)     (249)       688    1,044    1,277
                      -----   -----   -----   ------    ------    ------    -------   ------   ------
                       (467)   (386)    (99)  (6,630)     (402)     (441)    (1,229)   1,585    3,448
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

(2) CHANGES TO THE ACCOUNTING, VALUATION AND REPORTING POLICIES


RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS



     When acquiring PIMCO in 2000, it was agreed that PIMCO management would acquire PIMCO equity annually through 2004 subject to a vesting arrangement, and, following a blackout period, PIMCO management and the Group would hold reciprocal rights to put or call such equity, enabling the Group to increase its economic interest in the earnings of PIMCO in future periods.



     We have restated the accompanying financial statements for each of the three years ended December 31, 2002 to revise the previous accounting treatment for this arrangement. Previously, we had intended to recognize compensation expense associated with these equity transactions following a vesting period. APB 25 requires that such expense be recognized ratably over the vesting period. The effect of this restatement is to reduce amounts previously reported as follows:



                                        2002              2001              2000
                                   ---------------   ---------------   ---------------
                                     E        %        E        %        E        %
                                   ------   ------   ------   ------   ------   ------
                                    (IN MILLIONS, EXCEPT % AND PER SHARE INFORMATION)
Earnings from ordinary activities
  before taxes...................    (95)    (7.8)     (59)    (3.2)     (18)    (0.4)
Net income.......................    (62)    (5.3)     (38)    (2.3)     (12)    (0.3)
Net income per share.............  (0.25)    (5.2)   (0.15)    (2.3)   (0.05)    (0.4)

                                 ALLIANZ GROUP

     The recognition of compensation expense in connection with this arrangement represents a non-cash charge that will have no effect on the Group's cash position.



     Beginning in the third quarter of 2003, we adopted SFAS 123 to account for all stock-based employee compensation plans. We have elected to use the retroactive restatement alternative permitted under SFAS 148. Compensation expense measured under SFAS 123 for the PIMCO arrangements described above approximates that measured under APB 25.



CHANGES TO ACCOUNTING, VALUATION AND REPORTING POLICIES


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

                                 ALLIANZ GROUP

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

ACQUISITIONS

     The following are the significant companies consolidated for the first-time for the years ended December 31, 2002, 2001 and 2000:


                                                    EFFECTS ON THE CONSOLIDATED FINANCIAL
                                                     STATEMENTS IN YEAR OF ACQUISITION(1)
                                                ----------------------------------------------
                                 DATE OF         GROSS      NET                   AMORTIZATION
                               FIRST-TIME       PREMIUMS   INCOME   GOODWILL(2)   OF GOODWILL
PRINCIPAL NEW ACQUISITIONS    CONSOLIDATION      E(MN)     E(MN)       E(MN)         E(MN)
--------------------------    -------------     --------   ------   -----------   ------------
2002
Slovenska poist' ovna a.
  s., Bratislava.........     July 22, 2002        125         (8)        138            (7)
2001
Dresdner Bank AG,
  Frankfurt/Main.........     July 23, 2001         --       (300)      3,977          (108)
Nicholas-Applegate, San
  Diego..................   January 31, 2001        --        (29)      1,042           (47)
2000
PIMCO Advisors L.P.,
  Delaware...............      May 5, 2000          --        (49)      2,674           (88)
Allianz-Tiriac Asigurari,
  Bucharest..............    October 1, 2000        18          1          10            --
Arab International
  Insurance Company,
  Cairo..................    January 1, 2000        12         --          --            --
Munchener und Magdeburger
  Hagelversicherung AG,
  Munich.................     July 1, 2000          19         (1)          1            --
Zwolsche Algemeene
  Holding, Nieuwegein....   December 31, 2000       --         --         153            --


     --------------------
     (1) Consolidated in the business segments.

     (2) On the date of first-time consolidation.

                                 ALLIANZ GROUP

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

                                 ALLIANZ GROUP

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

                                 ALLIANZ GROUP

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

                                 ALLIANZ GROUP

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

     The present value of future profits (PVFP) represents the capitalized value of life/health insurance portfolios. The capitalized value is the present value of net cash flows anticipated in the future from insurance policies written at the point in time of first-time consolidation after the insurance portfolio was purchased. Interest accrues on the unamortized PVFP based upon the policy liability rate or contract rate. The capitalized value of life/health insurance policies is amortized over the years that such profits are anticipated to be received in proportion to the

                                 ALLIANZ GROUP
estimated gross margins or estimated gross profits for traditional participating products that follow the contribution principle and financial or investment products, respectively, and over the premium paying period in proportion to premiums for other traditional insurance products.

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

                                 ALLIANZ GROUP

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

     SECURITIES HELD TO MATURITY are comprised of fixed income securities which the Group has the intent and ability to hold to maturity. They are carried at amortized cost and the related premium or discount is amortized using the interest method over the life of the security. Amortization of premium or discount is included in interest income.

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

                                 ALLIANZ GROUP

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

                                 ALLIANZ GROUP

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

     Hedges of a net investment in a foreign entity: Hedge accounting may be applied to hedge a net investment in a foreign entity. Financial instruments are used to hedge currency risk. The proportion of gains or losses arising from valuation of the hedging instrument, which is classified as an effective hedge, is recognized in shareholders' equity, while the ineffective part is recognized in the income statement.

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

     Loans are placed on non-accrual status when management determines that the payment of principal or interest is doubtful. Management's judgment is applied based on its credit assessment of the borrower. Non-accrual loans consist of loans on which interest income is no longer recognized on an accrued basis, and loans for which a specific provision is recorded for the entire amount of accrued interest receivable. When a loan is placed on non-accrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenues. Loans can only be restored to accrual status when interest and principal payments are made current (in accordance with the contractual terms), and in management's judgment, future payments in accordance with those terms are reasonably assured. When there is a doubt, regarding the ultimate collectibility of the principal of a loan placed in non-accrual status, all cash

                                 ALLIANZ GROUP
receipts are applied as reductions of principal. Once the recorded principal amount of the loan is reduced to zero, future cash receipts are recognized as interest income.

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

                                 ALLIANZ GROUP

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

                                 ALLIANZ GROUP

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

                                 ALLIANZ GROUP

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

     The calculation of aggregate policy reserves is in compliance with various U.S. Financial Accounting Standards (FAS), such as FAS 60, FAS 97, and FAS 120. The calculation of aggregate policy reserves depends on the extent to which policyholders benefit from any surpluses earned on insurance policies. The assumptions on which the calculation is based vary,

                                 ALLIANZ GROUP
particularly with regard to mortality, morbidity, interest rates and the treatment of acquisition costs. A distinction is drawn between the following situations:

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

     -- policyholders carry not only the investment risk and corresponding opportunities for benefit, but also any losses (e. g. unit-linked insurance policies). The aggregate reserve for these policies is shown under a separate liability heading "Insurance reserves for life insurance where the investment risk is carried by policyholders." In this case, the aggregate reserve is not calculated actuarially, but rather it moves in line with the value of the related investments.

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

                                 ALLIANZ GROUP

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

                                 ALLIANZ GROUP

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

     Miscellaneous accrued liabilities primarily include reserves for restructuring, for anticipated losses arising from non-insurance business, for litigation, for employees (e.g., early retirement,

                                 ALLIANZ GROUP
phased retirement, employee awards for long service, and vacation) and agents (e.g., unpaid commissions).

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

     Health insurance premiums for long duration contracts such as non-cancelable and guaranteed renewable contracts that are expected to remain in force over an extended period of time are recognized as earned when due. Premiums for short duration health insurance contracts are recognized as revenues over the period of the contract in proportion to the amount of insurance protection provided. Unearned premiums are calculated separately for each individual policy to cover the unexpired portion of written premiums.

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

INTEREST AND SIMILAR INCOME/EXPENSES

     Interest income and interest expenses are recognized on an accrual basis. Interest income from lending business is recognized using the effective yield method. This item also includes

                                 ALLIANZ GROUP
dividends from available for sale equity securities and interest recognized on finance leases. Dividends are recognized in income when earned. Interest on finance leases is recognized in interest income over the term of the respective lease so that a constant period yield based on the net investment is attained.

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

EQUITY REMUNERATION PLANS

     The Group has elected to account for its share awards (stock appreciation rights) under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees as permitted by Statement 123, Accounting for Stock Based Compensation. Under the intrinsic value-based method, compensation expense is the excess, if any, of the quoted market price of the underlying shares at the balance sheet date over the reference price at the grant date. Compensation expense is recorded over a period in

                                 ALLIANZ GROUP
which employees perform services to which the awards relate. An increase or decrease in market price of the underlying shares results in a corresponding change in compensation expense. Compensation expense is reversed in the period an award is forfeited.

     The following table illustrates the pro forma effect on net income (loss) and earnings per share for each period indicated as if the Group applied the fair value recognition provisions of Statement 123 to its equity remuneration plans. See Note 44 for a description of the method and fair value assumptions used in estimating the fair value of options.


                                                           YEAR ENDED DECEMBER 31
                                                        ----------------------------
                                                          2002      2001      2000
                                                        --------   -------   -------
                                                              (E IN MILLIONS)
Net income, as reported...............................  E (1,229)  E 1,585   E 3,448
Add: Share-based compensation expense included in
  reported net income, net of related tax effects.....        67        65        33
Deduct: Share-based compensation expense determined
  under fair value method for all awards, net of
  related tax effects.................................        68        69        35
                                                        --------   -------   -------
Pro forma net income (loss)...........................  E (1,230)  E 1,581   E 3,446
                                                        ========   =======   =======
Earnings (loss) per share:
  Basic-as reported...................................  E  (5.06)  E  6.51   E 14.05
  Basic-pro forma.....................................  E  (5.07)  E  6.49   E 14.04

  Diluted-as reported.................................  E  (5.06)  E  6.51   E 14.05
  Diluted-pro forma...................................  E  (5.07)  E  6.49   E 14.04


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

                                 ALLIANZ GROUP

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

                                 ALLIANZ GROUP

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

                                 ALLIANZ GROUP

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

     During 2001, assets of E659 million were recognized for the value of the brand names "Dresdner Bank" and "dit" (Deutscher Investment-Trust), and these are amortized on a

                                 ALLIANZ GROUP
straight-line basis over 20 years. The purchase of additional shares of Dresdner Bank AG in 2002 increased the carrying amount of the brand names by E224 million. After write-offs of E39 million (2001: E15 million) in the fiscal year, the carrying amount of the brand names at balance sheet date amounted to E829 million (2001: E644 million).

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

                                 ALLIANZ GROUP

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

                                 ALLIANZ GROUP

SECURITIES AVAILABLE FOR SALE

     The following tables present amortized cost, fair value and unrealized gains and losses for securities available for sale:


                                                              AS OF DECEMBER 31, 2002
                                                   ---------------------------------------------
                                                   AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                     COST        GAINS        LOSSES      VALUE
                                                     E(MN)       E(MN)        E(MN)       E(MN)
                                                   ---------   ----------   ----------   -------
Fixed Maturities:
Government and agency mortgage-backed securities
  (residential and commercial)...................    10,005         329            2      10,332
Corporate mortgage-backed securities (residential
  and commercial)................................     3,288         175           12       3,451
Other asset-backed securities....................     1,762          77            1       1,838
Government and agency bonds:
     Germany.....................................    46,325       2,407           25      48,707
     Austria.....................................     2,618         135            3       2,750
     France......................................    10,465         669           10      11,124
     United States...............................     5,531         214            6       5,739
     United Kingdom..............................     1,584          72           --       1,656
     Italy.......................................    22,391         895            8      23,278
     Switzerland.................................     2,021         121            1       2,141
     Spain.......................................     5,971         467           10       6,428
     Belgium.....................................     2,302         130            2       2,430
     Korea.......................................     2,078          75           --       2,153
     Others......................................     9,622         458           39      10,041
                                                    -------      ------       ------     -------
       Sub-total.................................   125,963       6,224          119     132,068
     Corporate bonds.............................    76,303       3,475          313      79,465
                                                    -------      ------       ------     -------
  Total fixed maturities.........................   202,266       9,699          432     211,533
  Equity securities..............................    53,045       5,193       10,067      48,171
  Other..........................................     6,061         256           24       6,293
                                                    -------      ------       ------     -------
          Total..................................   261,372      15,148       10,523     265,997
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

     The amortized cost and estimated market values of fixed maturity and other securities available for sale and held to maturity as of December 31, 2002, by contractual maturity, are as follows:


                                               AVAILABLE FOR SALE     HELD TO MATURITY
                                               -------------------   ------------------
                                               AMORTIZED   MARKET    AMORTIZED   MARKET
                                                 COST      VALUES      COST      VALUES
                                                 E(MN)      E(MN)      E(MN)     E(MN)
                                               ---------   -------   ---------   ------
Contractual term to maturity:
  Due in 1 year or less......................    18,614     21,091     1,505     1,558
  Due after 1 year and in less than 5
     years...................................    87,375     79,500     1,341     1,409
  Due after 5 years and in less than 10
     years...................................    70,698     90,113     2,626     2,662
  Due after 10 years.........................    31,640     27,122     1,061     1,132
                                                -------    -------     -----     -----
          Total..............................   208,327    217,826     6,533     6,761
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

                                 ALLIANZ GROUP

     The following table presents direct, assumed and ceded premiums for the years ended December 31:


                                                         2002       2001      2000
                                                         E(MN)     E(MN)     E(MN)
                                                        -------    ------    ------
PROPERTY-CASUALTY
Premiums written:
  Direct and assumed..................................   42,542    41,459    37,666
  Ceded...............................................   (6,150)   (6,669)   (6,488)
                                                        -------    ------    ------
     Net..............................................   36,392    34,790    31,178
                                                        =======    ======    ======
Premiums earned:
  Direct and assumed..................................   41,942    40,434    37,329
  Ceded...............................................   (6,219)   (6,668)   (6,499)
                                                        -------    ------    ------
     Net..............................................   35,723    33,766    30,830
                                                        =======    ======    ======
LIFE/HEALTH
Premiums written:
  Direct and assumed..................................   20,611    20,129    20,219
  Ceded...............................................   (1,207)   (1,169)   (1,139)
                                                        -------    ------    ------
     Net..............................................   19,404    18,960    19,080
                                                        =======    ======    ======
Premiums earned:
  Direct and assumed..................................   20,611    20,148    20,202
  Ceded...............................................   (1,201)   (1,169)   (1,125)
                                                        -------    ------    ------
     Net..............................................   19,410    18,979    19,077
                                                        =======    ======    ======
TOTAL
Premiums written:
  Direct and assumed..................................   63,153    61,588    57,885
  Ceded...............................................   (7,357)   (7,838)   (7,627)
                                                        -------    ------    ------
     Net..............................................   55,796    53,750    50,258
                                                        =======    ======    ======
Premiums earned:
  Direct and assumed..................................   62,553    60,582    57,531
  Ceded...............................................   (7,420)   (7,837)   (7,624)
                                                        -------    ------    ------
     Net..............................................   55,133    52,745    49,907
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

(12) OTHER ASSETS

     Other assets consist of the following as of December 31:


                                                               2002      2001
                                                              E(MN)     E(MN)
                                                              ------    ------
Real estate owned by the Allianz Group used for its own
  activities................................................   5,432     5,097
Equipment...................................................   1,952     2,303
Accounts receivable on direct insurance business............   8,846     9,523
Accounts receivable on reinsurance business.................   3,116     3,164
Other receivables...........................................  11,092    14,613
Other.......................................................   3,486     3,488
Deferred acquisition costs..................................  10,528    11,192
Prepaid expenses............................................   4,618     6,384
                                                              ------    ------
          Total.............................................  49,070    55,764
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

           SUPPLEMENTARY INFORMATION ON GROUP LIABILITIES AND EQUITY

(13) SHAREHOLDERS' EQUITY

     Shareholder's equity comprises the following:


                                                               2002     2001
                                                              E(MN)    E(MN)
                                                              ------   ------
Issued capital..............................................     683      682
Capital reserve.............................................  14,102   14,087
Revenue reserves............................................  10,632   13,959
Less treasury stock.........................................   5,958    5,801
Other reserves..............................................   1,049    8,276
Consolidated unappropriated profit..........................   1,165      410
                                                              ------   ------
          Total.............................................  21,673   31,613
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

                                 ALLIANZ GROUP

     The CONSOLIDATED UNAPPROPRIATED PROFIT is derived from consolidated net income as follows for the years ended December 31:


                                                            2002     2001     2000
                                                           E(MN)    E(MN)    E(MN)
                                                           ------   ------   ------
Consolidated net income for the year.....................  (1,229)   1,585    3,448
Transfers from/(to) revenue reserves (appropriated
  retained earnings).....................................   2,394   (1,175)  (3,015)
                                                           ------   ------   ------
Consolidated unappropriated profit as of December 31.....   1,165      410      433
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

COMPREHENSIVE INCOME

     The components of comprehensive income, including the related tax effects were as follows for the years ended December 31:


                                                          2002      2001      2000
                                                         E(MN)     E(MN)     E(MN)
                                                         -----     -----     -----
Foreign currency translation adjustments, net of
  deferred taxes of E(403) million in 2002 (2001: E(21)
  million and 2000: E275 million)......................  (1,247)      (91)      452
                                                         ------    ------    ------
Unrealized gains (losses) on investments:
Unrealized holding gain (loss) arising during the
  period, net of deferred taxes of E(3,496) million in
  2002 (2001: E(1,475) million and 2000: E5,490
  million).............................................  (7,259)   (6,286)    4,832
Less reclassification adjustment for gains (losses)
  included in net earnings, net of deferred taxes of
  E30 million in 2002 (2001: E162 million and 2000:
  E3,507 million)......................................      61       688    (3,087)
                                                         ------    ------    ------
Net unrealized investment gain (loss)..................  (7,198)   (5,598)    1,745
                                                         ------    ------    ------
Unrealized net gains on derivatives hedging variability
  of cash flows net of deferred taxes of E91 million in
  2001.................................................      --       388        --
Other comprehensive income (loss)......................  (8,445)   (5,301)    2,197
Net income.............................................  (1,229)    1,585     3,448
                                                         ------    ------    ------
     Comprehensive income (loss).......................  (9,674)   (3,716)    5,645
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

     The interests of minority shareholders are made up as follows as of December 31:


                                                               2002      2001
                                                              E(MN)     E(MN)
                                                              -----     -----
Other reserves:
  Unrealized gains and losses...............................     (76)    3,114
  Share of earnings.........................................     688     1,044
  Other equity components...................................   7,703    13,267
                                                              ------    ------
          Total.............................................   8,315    17,425
                                                              ======    ======


(15) PARTICIPATION CERTIFICATES AND SUBORDINATED LIABILITIES

     Participation certificates and subordinated liabilities as of December 31:

                                                               2002      2001
                                                              E(MN)     E(MN)
                                                              -----     -----
Participation certificates..................................   1,955     2,508
Subordinated liabilities....................................  12,219     9,699
                                                              ------    ------
          Total.............................................  14,174    12,207
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

(22) OTHER LIABILITIES


                                                               2002     2001
                                                              E(MN)    E(MN)
                                                              ------   ------
Funds held under reinsurance business ceded.................   8,562    8,929
Accounts payable on direct insurance business...............   7,972    7,610
Accounts payable on reinsurance business....................   2,257    2,103
Other liabilities...........................................  12,634   18,630
                                                              ------   ------
          Total.............................................  31,425   37,272
                                                              ======   ======



     Accounts payable on direct insurance business and accounts payable on reinsurance are due within one year. Of the remaining liabilities stated under other liabilities, E8,044 million (2001: E11,882 million) are due within one year, and E4,590 million (2001: E6,748 million) are due after more than one year.


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
                                                           ======   ======   ======

---------------

     * After eliminating intra-Group transactions between segments.

(32) INTEREST AND SIMILAR EXPENSES

     The following table presents interest and similar expenses for the year ended December 31:

                                                              2002    2001    2000
                                                             E(MN)    E(MN)   E(MN)
                                                             ------   -----   -----
Deposits...................................................   3,533     610     198
Certificated liabilities...................................   4,480   4,607     617
                                                             ------   -----   -----
Subtotal...................................................   8,013   5,217     815
Other interest expenses....................................   2,638   2,644   1,584
                                                             ------   -----   -----
          Total............................................  10,651   7,861   2,399
                                                             ======   =====   =====

                                 ALLIANZ GROUP

(33) OTHER EXPENSES FOR INVESTMENTS

                                                              2002    2001    2000
                                                             E(MN)    E(MN)   E(MN)
                                                             ------   -----   -----
Realized losses on investments:
  Securities held to maturity..............................       4      12      15
  Securities available for sale............................   8,063   6,888   3,989
  Real estate used by third parties........................     131      19      75
  Other investment securities..............................       6      79      --
                                                             ------   -----   -----
Subtotal...................................................   8,204   6,998   4,079
Unscheduled write-downs on investments:
  Securities held to maturity..............................      31      35       2
  Securities available for sale............................   5,523   1,507     411
  Real estate used by third parties........................     333     378     444
  Other investment securities..............................      11       5      13
                                                             ------   -----   -----
Subtotal...................................................   5,898   1,925     870
                                                             ------   -----   -----
          Total............................................  14,102   8,923   4,949
                                                             ======   =====   =====

(34) LOAN LOSS PROVISIONS

                                                              2002    2001    2000
                                                              E(MN)   E(MN)   E(MN)
                                                              -----   -----   -----
Additions to allowances including direct write-offs.........  3,128   1,204    104
Less amounts released.......................................   (817)   (593)   (73)
Less recoveries on loans previously written off.............    (70)    (15)   (10)
                                                              -----   -----    ---
Loan loss provisions........................................  2,241     596     21
                                                              =====   =====    ===

                                 ALLIANZ GROUP

(35) ACQUISITION COSTS AND ADMINISTRATIVE EXPENSES

                                                            2002     2001     2000
                                                           E(MN)    E(MN)    E(MN)
                                                           ------   ------   ------
PROPERTY/CASUALTY*
Acquisition costs:
  Payments...............................................   6,978    6,642    7,698
  Less Commissions and profit received on reinsurance
     business ceded......................................  (1,001)  (1,389)  (1,449)
  Change in deferred acquisition costs...................    (194)    (270)  (1,021)
                                                           ------   ------   ------
Deferred acquisition costs amortization..................   5,783    4,983    5,228
Administrative expenses..................................   4,101    4,482    3,257
                                                           ------   ------   ------
Underwriting costs (net).................................   9,884    9,465    8,485
Expenses for management of investments...................     510      484      558
                                                           ------   ------   ------
Total acquisition costs and administrative expenses......  10,394    9,949    9,043
                                                           ======   ======   ======
LIFE/HEALTH*
Acquisition costs:
  Payments...............................................   3,975    3,341    3,097
  Less Commissions and profit received on reinsurance
     business ceded......................................    (179)    (198)    (193)
  Change in deferred acquisition costs...................  (1,438)    (620)    (848)
                                                           ------   ------   ------
Deferred acquisition costs amortization..................   2,358    2,523    2,056
Administrative expenses..................................   1,358    1,269    1,528
                                                           ------   ------   ------
Underwriting costs (net).................................   3,716    3,792    3,584
Expenses for management of investments...................     553      457      398
                                                           ------   ------   ------
Total acquisition costs and administrative expenses......   4,269    4,249    3,982
                                                           ======   ======   ======

                                 ALLIANZ GROUP

                                                              2002    2001    2000
                                                              E(MN)   E(MN)   E(MN)
                                                              -----   -----   -----
BANKING*
Personnel expenses..........................................  4,335   2,045    106
Operating expenses..........................................  2,982   1,198     56
Fee and commission expenses.................................    245     162      8
                                                              -----   -----    ---
Total acquisition costs and administrative expenses.........  7,562   3,405    170
                                                              =====   =====    ===
ASSET MANAGEMENT*
Personnel expenses..........................................  1,337   1,161    321
Operating expenses..........................................    475     141     42
Fee and commission expenses.................................    465     478    139
                                                              -----   -----    ---
Total acquisition costs and administrative expenses.........  2,277   1,780    502
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

     Taxes for the years ended December 31, are as follows:


                                                           2002      2001     2000
                                                          E(MN)     E(MN)     E(MN)
                                                          -----     -----     -----
Current taxes...........................................     844       617     629
Deferred taxes..........................................  (1,686)   (1,552)   (497)
                                                          ------    ------    ----
Subtotal................................................    (842)     (935)    132
                                                          ------    ------    ----
Other taxes.............................................      74        74      38
                                                          ------    ------    ----
          Total.........................................    (768)     (861)    170
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


                                                               2002      2001      2000
                                                              E(MN)     E(MN)      E(MN)
                                                              ------    ------    -------
Anticipated tax rate........................................   32.6%     18.6%      37.8%
                                                              ======    ======    =======
Anticipated tax (credit)/charge on income...................    (451)      315      1,836
- Municipal trade tax and similar taxes.....................    (138)     (276)        74
- Tax-free income...........................................  (1,416)   (1,314)      (247)
+ Amortization of goodwill..................................     285       211        143
+ Effects of tax losses.....................................     801        63        (92)
+ Other tax settlements.....................................      77        66     (1,582)
                                                              ------    ------    -------
= Current tax (credit)/charge...............................    (842)     (935)       132
                                                              ======    ======    =======
Effective tax rate (benefit)................................  (60.9%)   (55.2%)      2.7%
                                                              ======    ======    =======



     The low anticipated corporate income tax rate of 18.6% in 2001 primarily results from the reduction of the income tax rate in Germany.

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

     Deferred tax assets and liabilities comprise the following balance sheet headings:


                                                               2002     2001
                                                              E(MN)     E(MN)
                                                              ------    -----
Deferred tax assets:
  Intangible assets.........................................     114      169
  Investments...............................................   2,628    1,809
  Trading assets............................................     562      765
  Deferred acquisition costs................................      53       61
  Tax losses carried forward................................   4,910    3,019
  Other assets..............................................     896      961
  Insurance reserves........................................   2,226    1,508
  Pensions and similar reserves.............................     364      400
  Deferred income...........................................   1,558     (250)
                                                              ------    -----
          Total deferred tax assets.........................  13,311    8,442
                                                              ======    =====
Deferred tax liabilities:
  Intangible assets.........................................     268      238
  Investments...............................................   3,879    4,064
  Trading assets............................................   1,826      388
  Deferred acquisition costs................................   1,798    1,493
  Other assets..............................................     738     (101)
  Insurance reserves........................................   1,610    1,593
  Pensions and similar reserves.............................      12        5
  Deferred income...........................................   2,057    1,218
                                                              ------    -----
          Total deferred tax liability......................  12,188    8,898
                                                              ======    =====
          Net deferred tax asset/(liability)................   1,123     (456)
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

                                 ALLIANZ GROUP

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

     Personnel expenses for the years ended December 31, are as follows:


                                                              2002    2001    2000
                                                             E(MN)    E(MN)   E(MN)
                                                             -----    -----   -----
Salaries and wages.........................................   8,848   6,819   4,802
Social security contributions and employee assistance......   1,458   1,208   1,104
Expenses for pensions and other post-retirement benefits...     992     405     501
                                                             ------   -----   -----
          Total............................................  11,298   8,432   6,407
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


                                                               NUMBER OF SHARES
                                                                (NOT INCLUDING    EARNINGS
                               NET INCOME   WEIGHTED AVERAGE    SHARES HELD BY    PER SHARE
                                 E(MN)      NUMBER OF SHARES     THE COMPANY)         E
                               ----------   ----------------   ----------------   ---------
2002
  Basic earnings per share...    (1,229)      242,788,806        242,977,214        (5.06)
  Effect of dilutive
     securities..............        --                --                 --           --
                                 ------       -----------        -----------        -----
     Net income available to
       common shareholders...    (1,229)      242,788,806        242,977,214        (5.06)
                                 ======       ===========        ===========        =====
2001
  Basic earnings per share...     1,585       243,585,880        241,189,535         6.51
  Effect of dilutive
     securities..............        --                --                 --           --
                                 ------       -----------        -----------        -----
     Net income available to
       common shareholders...     1,585       243,585,880        241,189,535         6.51
                                 ======       ===========        ===========        =====
2000
  Basic earnings per share...     3,448       245,401,507        245,750,000        14.05
  Effect of dilutive
     securities..............        --                --                 --           --
                                 ------       -----------        -----------        -----
     Net income available to
       common shareholders...     3,448       245,401,507        245,750,000        14.05
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

                                 ALLIANZ GROUP

     The following table sets forth the reconciliation to US GAAP of net (loss) income and shareholders' equity for the years ended December 31:


                                                                              SHAREHOLDERS'
                                                     NET (LOSS) INCOME           EQUITY
                                                 -------------------------   ---------------
                                                  2002    2001      2000      2002     2001
                                                 E(MN)    E(MN)    E(MN)     E(MN)    E(MN)
                                                 ------   -----   --------   ------   ------
Amounts reported in the consolidated financial
  statements...................................  (1,229)  1,585     3,448    21,673   31,613
                                                 ------   -----    ------    ------   ------
Adjustments in respect to:
  (a) Equity method investees..................    (621)    246       641        90       18
  (b) Employee benefit plans...................      99     (17)      (11)       50       88
  (c) Stock based compensation.................      --      --         4        --       --
  (d) Investments..............................    (730)    (26)      (10)      (76)     (50)
  (e) Restructuring charges....................      --      43       (45)       --       --
  (f) Derivatives..............................      --    (178)      (73)       --      (24)
  (g) Goodwill and other intangible assets.....     844      44       (84)    1,779       44
  (h) Deferred compensation....................      45      --        --        86       --
                                                 ------   -----    ------    ------   ------
Total US GAAP adjustments......................    (363)    112       422     1,929       76
  (i) Income taxes.............................     235   3,415     4,008      (772)     (42)
  (j) Minority interest in earnings............      97    (866)   (1,359)        6        8
                                                 ------   -----    ------    ------   ------
  Effect of US GAAP adjustments................     (31)  2,661     3,071     1,163       42
                                                 ------   -----    ------    ------   ------
Amount determined in conformity with US GAAP...  (1,260)  4,246     6,519    22,836   31,655
                                                 ======   =====    ======    ======   ======
Net (loss) income per share in accordance with
  US GAAP:
  Basic........................................   (5.46)  18.79     28.85
  Diluted......................................   (5.46)  18.79     28.85


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


     The effect of the information obtained subsequent to Allianz's acquisition of Dresdner is reflected in the US GAAP reconciliation table. The impact of these adjustments was an increase in US GAAP net income of E423 million and a decrease in shareholders" equity of E467 million. The impact on US GAAP shareholders' equity is comprised of an increase in equity of E347 million relating to the release of deferred tax liabilities. These deferred tax liabilities were released on a US GAAP basis in 2000 and accounted for prospectively on an IFRS basis in 2001. The remaining impact, which decreased equity by

                                 ALLIANZ GROUP

E814 million, is due to the elimination of unrealized gains relating to Allianz shares held by associates, as previously described.

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

     Statement 142 also requires certain transitional disclosures as the 2001 and 2000 US GAAP financial results on a historical basis do not reflect the provisions of Statement 142. Had the Group adopted Statement 142 in prior years, the historical net income and basic and diluted net income per share would have been as follows:


                                                              (E IN MILLIONS, EXCEPT
                                                                  PER SHARE DATA)
                                                              YEAR ENDED DECEMBER 31,
                                                             -------------------------
                                                              2002      2001     2000
                                                             -------   ------   ------
Net Income:
  Reported net (loss) income*..............................  (1,260)   4,246    6,519
  Add back: goodwill amortization**........................      --      715      511
                                                             ------    -----    -----
  Adjusted net (loss) income...............................  (1,260)   4,961    7,030
                                                             ======    =====    =====


---------------

     * 2001 reported net income reflects the goodwill amortization provisions of Statement 142 for business combinations consummated after June 30, 2001, primarily that of Dresdner Bank on July 23, 2001.

     ** 2001 reflects twelve months of goodwill amortization for business combinations consummated prior to July 1, 2001.


                                                               (E IN MILLIONS, EXCEPT
                                                                  PER SHARE DATA)
                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2002     2001     2000
                                                              ------   ------   ------
Basic Earnings Per Share:
  Reported net (loss) income................................  (5.46)   18.79    28.85
  Add back: goodwill amortization...........................     --     3.16     2.26
                                                              -----    -----    -----
  Adjusted net (loss) income................................  (5.46)   21.95    31.11
                                                              =====    =====    =====
Diluted Earnings Per Share:
  Reported net (loss) income................................  (5.46)   18.79    28.85
  Add back: goodwill amortization...........................     --     3.16     2.26
                                                              -----    -----    -----
  Adjusted net (loss) income................................  (5.46)   21.95    31.11
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


     The change in tax rates for 2000 primarily relates to a reduction in German corporate tax rates from 45% to 40% in 1999 (effective in 2000) and from 40% to 25% in 2000 (effective in 2001), as well as the elimination in Germany of long term capital gains tax on certain stock investments sold after January 1, 2002. The tax effect of all other US GAAP adjustments in 2001 and 2000 amounted to E30 million and E212 million, respectively, resulting in a total tax reconciliation adjustment of E3,415 and E4,008 million, respectively. The 2002 tax effect for US GAAP adjustment amounted to E235 million, primarily attributable to intangible assets and investments.


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

                                 ALLIANZ GROUP

                      CONDENSED BALANCE SHEET INFORMATION

     Following is condensed consolidated balance sheet information of the Group as of December 31, restated to reflect the impacts of the valuation and presentation differences between IFRS and US GAAP:


                                                        US GAAP           IFRS REFORMATTED
                                                   ------------------    ------------------
                                                    2002       2001       2002       2001
                                                    E(MN)      E(MN)      E(MN)      E(MN)
                                                   -------    -------    -------    -------
ASSETS
Cash and cash equivalents........................   21,008     21,240     21,008     21,240
Trading account assets...........................  124,842    128,383    124,842    128,407
Investments......................................  294,628    350,209    294,614    350,241
Assets held for separate accounts................   25,657     24,692     25,657     24,692
Loans (net)......................................  274,838    300,879    274,838    300,879
Interest and fees receivable.....................    3,496      8,785      3,496      8,785
Premium and insurance balances receivables
  (net)..........................................    8,846      9,523      8,846      9,523
Reinsurance recoverables.........................   31,536     34,163     31,536     34,163
Deferred acquisition costs.......................   10,528     11,192     10,528     11,192
Goodwill and other intangible assets.............   20,052     16,955     18,273     16,911
Net deferred tax assets..........................      351       (497)     1,123       (455)
Other assets.....................................   25,223     28,599     25,223     28,511
                                                   -------    -------    -------    -------
          Total assets...........................  841,005    934,123    839,984    934,089
                                                   =======    =======    =======    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Insurance policy and claims reserves.............  293,515    287,122    293,515    287,122
Deposits.........................................  212,778    255,551    212,778    255,551
Liabilities held for separate accounts...........   25,687     24,726     25,687     24,726
Unearned premiums................................   12,248     12,391     12,248     12,391
Short-term borrowings............................   91,790     87,474     91,790     87,474
Long-term debt...................................   58,749    104,370     58,749    104,370
Trading account liabilities......................   53,520     44,537     53,520     44,537
Other liabilities................................   61,573     68,880     61,709     68,880
                                                   -------    -------    -------    -------
          Total liabilities......................  809,860    885,051    809,996    885,051
                                                   =======    =======    =======    =======
Minority interests in consolidated
  subsidiaries...................................    8,309     17,417      8,315     17,425
                                                   -------    -------    -------    -------
          Total shareholders' equity.............   22,836     31,655     21,673     31,613
                                                   =======    =======    =======    =======
          Total liabilities and shareholders'
            equity...............................  841,005    934,123    839,984    934,089
                                                   =======    =======    =======    =======

                                 ALLIANZ GROUP

CONDENSED INCOME STATEMENT INFORMATION

     The following is condensed consolidated income statement information of the Group, for the years ended December 31, restated to reflect the impacts of the valuation and presentation differences between IFRS and US GAAP:


                                                      US GAAP                 IFRS REFORMATTED
                                             --------------------------   ------------------------
                                              2002     2001      2000      2002     2001     2000
                                             E(MN)    E(MN)     E(MN)     E(MN)    E(MN)    E(MN)
                                             ------   ------   --------   ------   ------   ------
Premiums earned (net)......................  55,133   52,745    49,907    55,133   52,745   49,907
Interest and fees on loans.................  11,058    8,954     1,953    11,058    8,954    1,953
Interest and dividends on investment
  securities...............................  14,131   13,707    13,067    14,131   13,707   13,067
Trading income.............................   1,507    1,414      (109)    1,507    1,592      (36)
Realized investment gains and losses
  (net)....................................  (5,477)    (447)    5,986    (4,747)    (421)   5,996
Commissions and fees.......................   5,753    4,334     2,059     5,753    4,334    2,059
Other income...............................   5,482    4,040     3,905     5,482    4,040    3,905
                                             ------   ------    ------    ------   ------   ------
         Total income......................  87,587   84,747    76,768    88,317   84,951   76,851
                                             ------   ------    ------    ------   ------   ------
Interest on deposits.......................   2,926      753       187     2,926      753      187
Interest on short-term borrowings..........   2,240    1,554       850     2,240    1,554      850
Interest on long-term debt.................   5,485    5,640     1,362     5,485    5,640    1,362
                                             ------   ------    ------    ------   ------   ------
         Total interest expense............  10,651    7,947     2,399    10,651    7,947    2,399
                                             ------   ------    ------    ------   ------   ------
         Total income, net of interest
            expense........................  76,936   76,800    74,369    77,666   77,004   74,452
                                             ------   ------    ------    ------   ------   ------
Benefits, claims, and loss expenses
  incurred.................................  50,229   50,154    51,738    50,229   50,154   51,738
Provision for loan losses..................   2,241      596        21     2,241      596       21
                                             ------   ------    ------    ------   ------   ------
         Total provisions for losses, loss
            expenses, and loan losses......  52,470   50,750    51,759    52,470   50,750   51,759
                                             ------   ------    ------    ------   ------   ------
Insurance underwriting, acquisition and
  insurance expenses.......................  15,129   14,850    13,897    15,228   14,850   13,897
Goodwill and other intangibles
  amortization.............................     318      764       579     1,162      808      495
Other expenses.............................  14,542   10,464     5,356    14,587   10,490    5,304
                                             ------   ------    ------    ------   ------   ------
         Total operating expenses..........  29,989   26,078    19,832    30,977   26,148   19,696
                                             ------   ------    ------    ------   ------   ------
Income before income (net) from investments
  in affiliated enterprises, joint ventures
  and associated enterprises, income tax
  expense, and minority interests..........  (5,523)     (28)    2,778    (5,781)     106    2,997
                                             ------   ------    ------    ------   ------   ------
Income (net) from investments in affiliated
  enterprises, joint ventures and
  associated enterprises...................   3,777    1,834     2,501     4,398    1,588    1,860
Income tax expense.........................  (1,077)  (4,350)   (3,876)     (842)    (935)     132
                                             ------   ------    ------    ------   ------   ------
Income before minority interests...........    (669)   6,156     9,155      (541)   2,629    4,725
                                             ------   ------    ------    ------   ------   ------
Minority interests in income of
  consolidated subsidiaries................     591    1,910     2,636       688    1,044    1,277
                                             ------   ------    ------    ------   ------   ------
         Net income........................  (1,260)   4,246     6,519    (1,229)   1,585    3,448
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

(3) Controlled by Allianz.

                                 ALLIANZ GROUP

                                                              EQUITY IN
OPERATING SUBSIDIARIES                                          E(MN)     % OWNED(1)
----------------------                                        ---------   ----------
Allianz Subalpina Societa di Assicurazioni e Riassicurazioni
  S p. A., Turin............................................      186         97.9
Allianz Suisse Lebensversicherungs-Gesellschaft, Zurich.....      100         99.9
Allianz Suisse Versicherungs-Gesellschaft, Zurich...........      363        100.0
Allianz Tiriac Insurance S.A., Bucharest....................        8         51.6
Allianz Underwriters Insurance Company, Los Angeles.........       64        100.0
Allianz Worldwide Care Ltd., Dublin.........................       12        100.0
Allianz Zagreb d.d., Zagreb.................................       10         52.0
Allianz (UK) Ltd., London...................................      806        100.0
Arab International Insurance Company, Cairo.................        6         80.0
Arab International Life Company, Cairo......................        4        100.0
Assurances Generales de France lart, Paris..................    1,874         99.9
Assurances Generales de France Vie, Paris...................    2,594        100.0
Assurances Generales de France, Paris.......................    5,784         64.2
Banque AGF, Paris...........................................      429        100.0
Commercial Bank "Bulgaria Invest" Company Ltd., Sofia.......       10         99.4
Compagnie d'Assurance de Protection Juridique S.A., Zug.....        6        100.0
Companhia de Seguros Allianz Portugal S.A., Lisbon..........      108         64.8
dresdnerbank asset management S.A., Luxembourg..............       35        100.0
Dresdner Bank (Ireland) plc., Dublin........................      257        100.0
Dresdner Bank Luxembourg S.A., Luxembourg...................    1,166        100.0
Dresdner Bank (Schweiz) AG, Zurich..........................       84         99.8
Dresdner International Management Services Ltd., Dublin.....        4        100.0
Dresdner Kleinwort Wasserstein (Japan) Ltd., Hong Kong,
  Tokyo.....................................................      219        100.0
Dresdner Kleinwort Wasserstein Securities SIM S.p.A.,
  Milan.....................................................       23        100.0
Dresdner Kleinwort Wasserstein (South East Asia) Ltd.,
  Singapore.................................................      196        100.0
Dresdner RCM Global Investors Holdings (UK) Ltd., London....        1        100.0
ELMONDA AG, Zurich..........................................      287        100.0
ELVIA Reiseversicherungs-Gesellschaft AG, Zurich............       15        100.0
Entenial, Guyancourt........................................      492         72.2
Euler Credito y Caution, Madrid.............................       10        100.0
EULER & HERMES S.A., Paris..................................      900         70.5
Fireman's Fund Insurance Company, Novato....................    3,537        100.0
France Life, Seocho-Ku, Seoul...............................        2        100.0
GENIALLOYD S.p.A., Milan....................................       23         99.9
International Reinsurance Company S.A., Luxembourg..........       32        100.0
Jefferson Insurance Company of N.Y., New York...............       99        100.0
Lloyd Adriatico S.p.A., Triest..............................      481         99.7
Merchant Investors Assurance Co. Ltd., Bristol..............       12        100.0
Nicholas Applegate, San Diego...............................    1,117        100.0

---------------

(1) Include shares held by dependent subsidiaries

                                 ALLIANZ GROUP

                                                              EQUITY IN
OPERATING SUBSIDIARIES                                          E(MN)     % OWNED(1)
----------------------                                        ---------   ----------
Oppenheimer Capital LLC, Delaware...........................       22        100.0
Orbis Group Ltd., St. Peter Port/Guernsey...................       10        100.0
Ost-West Allianz Insurance Company, Moscow..................        2        100.0
Pacific Investment Management Company LLC, Delaware.........       89         91.0
Pet Plan Health Care Ltd., London...........................       10        100.0
PIMCO Advisors Distributors LLC, Delaware...................       80        100.0
Privatinvest Bank AG, Salzburg..............................      139         74.0
P.T. Asuransi Allianz Life Indonesia, Jakarta...............       10         99.6
P.T. Asuransi Allianz Utama Indonesia, Jakarta..............       11         75.4
RB Vita S.p.A., Milan.......................................      126        100.0
Riunione Adriatica di Sicurta S.p.A., Milan.................    5,200         51.1(2)
Slovenska poist'ovna a. s., Bratislava......................       95         99.1
T.U. Allianz Polska S.A., Warsaw............................       37        100.0
T.U. Allianz Polska Zycie S.A., Warsaw......................        7        100.0
Veer Palthe Voute N.V., Gouda...............................        9        100.0
Wm. H McGee & Co. Inc., New York............................       52        100.0
ZA Leven, Nieuwegein........................................      201        100.0
Zwolsche Algemeene Schadeverzekering N.V., Nieuwegein.......       70        100.0

---------------

(1) Including shares held by dependent subsidiaries.

(2) Interest in the voting capital: 51.73%.

                                                              EQUITY IN
ASSOCIATED ENTERPRISES(3)                                       E(MN)     % OWNED(1)
-------------------------                                     ---------   ----------
Autobahn Tank & Rast Holding GmbH, Bonn.....................       14        31.0
Beiersdorf AG, Hamburg......................................    1,677        43.6
Bilfinger Berger Bauaktiengesellschaft, Mannheim............    1,088        25.0
Eurohypo AG, Frankfurt/Main.................................    4,387        28.7
HeidelbergCement Aktiengesellschaft, Heidelberg.............    3,911        17.7
Kommanditgesellschaft Allgemeine Leasing GmbH & Co.,
  Grunwald..................................................       98        40.5
Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft
  in Munchen, Munich........................................   16,645        22.4
Allianz CP General Insurance Company Ltd., Bangkok..........        9        25.0
EUROPENSIONES S.A., Entidad Grestora de Fondos de Pensiones,
  Madrid....................................................       35        49.0
Koc Allianz Hayat Sigorta A.S., Istanbul....................        9        38.0
Koc Allianz Sigorta T.A.S., Istanbul........................       23        37.1
National Insurance Company Berhad, Brunei...................        4        25.0
Russian People's Insurance Society "Rosno", Moscow..........       24        45.3
Sophia, Paris...............................................      989        27.7

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

                                                                      SCHEDULE I

                                 ALLIANZ GROUP

                            SUMMARY OF INVESTMENTS*
                               DECEMBER 31, 2002


                                                                                      AMOUNT
                                                                                     SHOWN IN
                                                             AMORTIZED     FAIR      BALANCE
                                                               COST        VALUE      SHEET
                                                               E(MN)       E(MN)      E(MN)
                                                             ---------    -------    --------
Fixed maturities:
  Bonds:
     German government.....................................    46,887      49,282     49,269
     Austrian government...................................     2,631       2,763      2,763
     French government.....................................    11,338      12,007     11,997
     US government.........................................    11,721      12,040     12,040
     UK government.........................................     1,584       1,656      1,656
     Italian government....................................    22,717      23,617     23,604
     Swiss government......................................     5,899       6,231      6,219
     Spanish government....................................     5,971       6,428      6,428
     Netherlands government................................     1,385       1,452      1,452
     Canadian government...................................       217         229        229
     Belgium government....................................     2,338       2,469      2,469
     Korean government.....................................     2,214       2,300      2,300
     Hungarian government..................................       244         254        254
     Luxembourg government.................................       208         224        222
     Mexican government....................................       494         519        507
     Irish government......................................       324         341        341
     Portuguese government.................................       787         824        824
     Finland government....................................     1,069       1,069      1,069
     Greek government......................................       921         980        980
     Australian government.................................       615         662        662
     Other government......................................     3,635       3,778      3,778
Public utilities...........................................     5,955       6,137      6,137
Convertibles and bonds with warrant attached...............        91          88         88
All other corporate bonds..................................    77,609      80,917     80,830
Certificate of deposit.....................................    21,054      21,054     21,054
                                                              -------     -------    -------
          Total fixed maturities...........................   227,908     237,321    237,172
                                                              -------     -------    -------
Equity securities:
  Common stocks:
     Public utilities......................................     3,508       3,392      3,392
     Banks, trusts and insurance companies.................    12,745      12,788     12,788
     Industrial, miscellaneous and all other...............    35,734      30,896     30,896
     Non-redeemable preferred stocks.......................     1,058       1,095      1,095
                                                              -------     -------    -------
          Total equity securities..........................    53,045      48,171     48,171
                                                              -------     -------    -------

                                                                                      AMOUNT
                                                                                     SHOWN IN
                                                             AMORTIZED     FAIR      BALANCE
                                                               COST        VALUE      SHEET
                                                               E(MN)       E(MN)      E(MN)
                                                             ---------    -------    --------
Mortgage loans on real estate..............................    12,521      12,521     12,521
Real Estate................................................    10,747      14,818     10,747
Policy loans...............................................     1,490       1,490      1,490
Short-term investments.....................................     1,262       1,262      1,262
                                                              -------     -------    -------
          Total investments................................   306,973     315,583    311,363
                                                              =======     =======    =======


---------------

* Includes all Group investments except trading portfolios.

                                                                     SCHEDULE II

                           ALLIANZ AKTIENGESELLSCHAFT

               PARENT ONLY CONDENSED BALANCE SHEETS (IFRS BASIS)
                         AT DECEMBER 31, 2002 AND 2001


                                                               2002      2001
                                                              E(MN)     E(MN)
                                                              ------    ------
Assets:
Investment in subsidiaries..................................  64,464    52,701
Cash........................................................   1,439     2,212
Other invested assets.......................................   7,960    17,581
Other assets................................................  11,335     9,191
                                                              ------    ------
                                                              85,198    81,685
                                                              ======    ======
Liabilities & Shareholders' Equity:
Assumed reinsurance reserves................................  13,052    12,190
Other liabilities...........................................  50,473    37,882
                                                              ------    ------
                                                              63,525    50,072
Shareholders' equity........................................  21,673    31,613
                                                              ------    ------
                                                              85,198    81,685
                                                              ======    ======

                                                                     SCHEDULE II

                           ALLIANZ AKTIENGESELLSCHAFT

            PARENT ONLY CONDENSED STATEMENTS OF INCOME (IFRS BASIS)
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


                                                               2002    2001    2000
                                                              E(MN)    E(MN)   E(MN)
                                                              ------   -----   -----
Revenues:
  Underwriting income.......................................   3,799   3,503   3,543
  Investment income.........................................  11,868   3,712   2,454
  Other income..............................................     482     346      57
                                                              ------   -----   -----
                                                              16,149   7,561   6,054
Expenses:
  Underwriting expense......................................   4,298   4,594   4,158
  Investment expense........................................   3,511   1,426     908
  Other expense.............................................     571     684     343
                                                              ------   -----   -----
                                                               8,380   6,704   5,409
                                                              ------   -----   -----
Income before tax...........................................   7,769     857     645
  Income tax................................................    (753)   (570)   (272)
                                                              ------   -----   -----
Income before equity in undistributed net income of
  subsidiaries..............................................   8,522   1,427     917
Equity in undistributed net income of subsidiaries..........  (9,751)    158   2,531
                                                              ------   -----   -----
     Net Income.............................................  (1,229)  1,585   3,448
                                                              ======   =====   =====

                                                                     SCHEDULE II

                           ALLIANZ AKTIENGESELLSCHAFT

           PARENT ONLY CONDENSED STATEMENT OF CASH FLOWS (IFRS BASIS)
                     YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                               2002       2001
                                                               E(MN)     E(MN)
                                                              -------    ------
Cash flows from operating activities:
  Net income................................................   (1,229)    1,585
  Adjustments to reconcile net income to cash provided by
     operating activities:..................................       --        --
     Change in assumed reinsurance reserves.................      862       872
     Change in other assets.................................   (2,144)   (1,946)
     Change in other liabilities............................   12,591    14,520
                                                              -------    ------
Net cash provided by operating activities...................   10,080    15,031
                                                              -------    ------
Cash flows from investing activities:
  Change in investments in subsidiaries.....................  (11,763)   (8,948)
  Change in other invested assets...........................    9,621     1,615
                                                              -------    ------
Net cash used in investing activities.......................   (2,142)   (7,333)
                                                              -------    ------
Cash flows from financing activities:
  Net proceeds from issuance of common stocks and additional
     paid in capital........................................       16       275
  Other changes on shareholders' capital....................   (8,045)   (5,166)
  Dividends paid............................................     (682)     (673)
                                                              -------    ------
Net cash provided by financing activities...................   (8,711)   (5,564)
                                                              -------    ------
Net (decrease) increase in cash.............................     (773)    2,134
Cash at beginning of year...................................    2,212        78
                                                              -------    ------
Cash at end of year.........................................    1,439     2,212
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

                                          ALLIANZ AKTIENGESELLSCHAFT


                                          By: /s/ MICHAEL DIEKMANN

                                            ------------------------------------
                                              Name: Michael Diekmann

                                              Title: Chief Executive Officer



                                          By: /s/ DR. HELMUT PERLET

                                            ------------------------------------
                                              Name: Dr. Helmut Perlet

                                              Title: Chief Financial Officer



Date: November 28, 2003

                                    EXHIBITS



EXHIBIT
NUMBER
-------                             DOCUMENT
  1.1     Articles of Association*
  4.1     Principles of Cooperation between Allianz AG and Munich Re, dated May 2000**
  4.2     Letter of Intent between Allianz AG and Munich Re, dated May
          4, 2000**
  4.3     Agreement in Principle between Allianz AG and Munich Re,
          dated April 4, 2001****
  4.4     Basic Agreement between Allianz AG and Dresdner Bank, dated
          March 31, 2001*****
  4.5     First Supplement to Principles of Cooperation between
          Allianz AG and Munich Re, dated December 2001 ******
  4.6     Second Supplement to Principles of Cooperation between
          Allianz AG and Munich Re, dated December 19, 2002*******
  4.7     Third Supplement to Principles of Cooperation between
          Allianz AG and Munich Re, dated March 20, 2003********
  8.1     List of subsidiaries*********
 12.1     Certification of the Chief Executive Officer required by
          Section 302 of the Sarbanes-Oxley Act of 2002
 12.2     Certification of the Chief Financial Officer required by
          Section 302 of the Sarbanes-Oxley Act of 2002
 13.1     Certification of the Chief Executive Officer required by
          Section 906 of the Sarbanes-Oxley Act of 2002
 13.2     Certification of the Chief Financial Officer required by
          Section 906 of the Sarbanes-Oxley Act of 2002
 14.1     Consent of KPMG Deutsche Treuhand-Gesellschaft AG
          Wirtschaftsprufungsgesellschaft


---------------

           * Incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002.



         ** Incorporated by reference to Exhibit 3.1 to the Registrant's
            Registration Statement on Form 20-F (File No. 1-15154).



        *** Incorporated by reference to Exhibit 3.2 to the Registrant's
            Registration Statement on Form 20-F (File No. 1-15154).



       **** Incorporated by reference to Exhibit 4.3 to the Registrant's Annual
            Report on Form 20-F for the year ended December 31, 2000.



     ***** Incorporated by reference to Exhibit 4.4 to the Registrant's Annual
           Report on Form 20-F for the year ended December 31, 2000.



    ****** Incorporated by reference to Exhibit 4.5 to the Registrant's Annual
           Report on Form 20-F for the year ended December 31, 2001.



  ******* Incorporated by reference to Exhibit 4.6 to the Registrant's Annual
          Report on Form 20-F for the year ended December 31, 2002.



 ******** Incorporated by reference to Exhibit 4.7 to the Registrant's Annual
          Report on Form 20-F for the year ended December 31, 2002.



********* Incorporated by reference to Exhibit 8.1 to the Registrant's Annual
          Report on Form 20-F for the year ended December 31, 2002.