Form 20-F
period 2003-12-31
ALLIANZ AKTIENGESELLSCHAFT
filed 2004-07-15
CIK 1127508

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ---------------------
                                   FORM 20-F

                               (MARK ONE)
   [ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF
            THE SECURITIES EXCHANGE ACT OF 1934
            OR
   [X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934
            FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
            OR
   [ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                          FEDERAL REPUBLIC OF GERMANY
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                    KONIGINSTRASSE 28, 80802 MUNICH, GERMANY
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

          TITLE OF EACH CLASS              NAME OF EACH EXCHANGE ON WHICH REGISTERED
---------------------------------------    -----------------------------------------
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

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at December 31, 2003:

               Ordinary shares, without par value....................384,718,750 shares

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

     Item 17 [ ]         Item 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

ITEM                                                                         PAGE
----                                                                         ----
TABLE OF CONTENTS.........................................................     1
PRESENTATION OF FINANCIAL AND OTHER INFORMATION...........................     3
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.................     4
ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.......     5
ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE.....................     5
ITEM 3.       KEY INFORMATION.............................................     5
              Selected Consolidated Financial Data........................     5
              Dividends...................................................     7
              Exchange Rate Information...................................     7
              Risk Factors................................................     8
              INFORMATION ON THE COMPANY AND OPERATING AND FINANCIAL
ITEM 4-5.     REVIEW AND PROSPECTS........................................    16
              Introduction................................................    16
              Summary Financial Information...............................    17
              Recent Developments.........................................    19
              Factors Affecting Results of Operations.....................    20
              Critical Accounting Policies and Estimates..................    22
              Off-Balance Sheet Arrangements..............................    29
              Tabular Disclosure of Contractual Obligations...............    30
              Changes to Accounting and Valuation Policies................    31
              Consolidated Results of Operations..........................    31
              Consolidated Assets and Liabilities.........................    33
              Investment Portfolio Impairments and Unrealized Losses......    34
              Discussion of Operations by Business Segment................    41
              Property-Casualty Insurance Operations......................    42
              Property-Casualty Operations By Geographic Region...........    47
              Life/Health Insurance Operations............................    69
              Life/Health Operations By Geographic Region.................    72
              Banking Operations..........................................    85
              Banking Operations By Division..............................    98
              Asset Management Operations.................................   108
              Property-Casualty Insurance Reserves........................   123
              Reconciliation of Loss and LAE Reserves.....................   126
              Changes in Historical Reserves for Unpaid Loss and LAE
              Property-Casualty Insurance Segment Gross of Reinsurance....   131
              A&E Gross Loss and LAE History..............................   134
              Selected Statistical Information Relating to Our Banking
              Operations..................................................   135
              Liquidity and Capital Resources.............................   161
              Consolidated Cash Flows.....................................   162
              Regulation and Supervision..................................   164
ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................   184
              Corporate Governance........................................   184
              Management Board............................................   186
              Supervisory Board...........................................   188
              Compensation of Directors and Officers......................   192
              Board Practices.............................................   193
              Share Ownership.............................................   193
              Employees...................................................   193
              Stock-based Compensation Plans..............................   194
ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........   194
              Major Shareholders..........................................   194

ITEM                                                                         PAGE
----                                                                         ----
              Related Party Transactions..................................   195
ITEM 8.       FINANCIAL INFORMATION.......................................   198
              Consolidated Statements and Other Financial Information.....   198
              Legal Proceedings...........................................   198
              Dividend Policy.............................................   199
              Significant Changes.........................................   200
ITEM 9.       THE OFFER AND LISTING.......................................   201
              Trading Markets.............................................   201
              Market Price Information....................................   201
ITEM 10.      ADDITIONAL INFORMATION......................................   204
              Articles of Association.....................................   204
              Capital Increase............................................   205
              Material Contracts..........................................   205
              Exchange Controls...........................................   205
              Taxation....................................................   206
              United States Taxation......................................   208
              Documents on Display........................................   210
              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
ITEM 11.      RISK........................................................   210
              Risk Management Organization................................   211
              Market Risk Measurement.....................................   217
              Allianz Group Market Risk Exposure Estimates................   218
              Risk Monitoring by Third Parties............................   221
ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......   222
ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............   222
              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
ITEM 14.      USE OF PROCEEDS.............................................   222
ITEM 15.      CONTROLS AND PROCEDURES.....................................   222
ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT............................   222
ITEM 16B.     CODE OF ETHICS..............................................   222
ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES......................   222
              EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
ITEM 16D.     COMMITTEES..................................................   223
              PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
ITEM 16E.     PURCHASERS..................................................   223
ITEM 17.      FINANCIAL STATEMENTS........................................   225
ITEM 18.      FINANCIAL STATEMENTS........................................   225
ITEM 19.      EXHIBITS....................................................   225
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES..................   F-1

                PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     In this Annual Report, the terms "we," "us" and "our" refer to Allianz Aktiengesellschaft (or Allianz AG, and together with its consolidated subsidiaries, the Allianz Group), unless the context requires otherwise.

     Unless otherwise indicated, when we use the term "consolidated financial statements," we are referring to the consolidated financial statements (including the related notes) of Allianz AG as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, which have been audited by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprufungsgesellschaft. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (or
IFRS), which differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). For a discussion of significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders' equity under IFRS and U.S. GAAP, you should read Note 47 to the consolidated financial statements. In addition, the amounts set forth in some of the tables may not add up to the total amounts given in those tables due to rounding.

     References herein to "$", "U.S.$" and "U.S. dollars" are to United States dollars and references to "E" and "Euro" are to the Euro, the single currency established for participants in the third stage of the European Economic and Monetary Union (or EMU), commencing January 1, 1999. We refer to the countries participating in the third stage of the EMU as the "Euro zone."

     For convenience only (except where noted otherwise), some of the Euro figures have been translated into U.S. dollars at the rate of $1.2118 = E1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on June 18, 2004. These translations do not mean that the Euro amounts actually represent those U.S. dollar amounts or could be converted into U.S. dollars at those rates. See "Key Information -- Exchange Rate Information" for information concerning the noon buying rates for the Euro from January 1, 1999 through June 18, 2004.

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

     Unless otherwise indicated, we have obtained data regarding the relative size of various national insurance markets from annual reports prepared by SIGMA, an independent organization which publishes market research data on the insurance industry. In addition, unless otherwise indicated, insurance market share data are based on gross premiums written. Data on position and market share within particular countries are based on our own internal estimates.

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

     - levels of additional loan loss provisions;

     - further impairments of investments;

     - general competitive factors, in each case on a local, regional, national and global level;

     - changes in laws and regulations, including in the United States and in the European Union;

     - changes in the policies of central banks and/or foreign governments;

     - the impact of acquisitions, including related integration and restructuring issues; and

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

     We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders' equity under IFRS to U.S. GAAP, you should read
Note 47 to the consolidated financial statements.

     You should read the information below in conjunction with our consolidated financial statements and the other financial information we have included elsewhere in this annual report.

                                               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------------------
                                     2003(1)     2003      2002      2001      2000      1999
                                    ---------   -------   -------   -------   -------   -------
                                        $          E         E         E         E         E
                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
IFRS CONSOLIDATED INCOME STATEMENT
  DATA
Gross premiums written(2)
  Property-Casualty...............     52,616    43,420    43,294    42,137    38,382    36,027
  Life/Health.....................     25,071    20,689    20,663    20,145    20,239    18,473
  Consolidation adjustments(3)....       (875)     (722)     (804)     (694)     (736)     (693)
                                    ---------   -------   -------   -------   -------   -------
     Total........................     76,812    63,387    63,153    61,588    57,885    53,807
Premiums earned (net).............     67,834    55,978    55,133    52,745    49,907    46,182
Total income
  Property-Casualty...............     61,474    50,730    55,556    48,770    45,197    42,079
  Life/Health.....................     44,391    36,632    36,536    34,092    37,251    32,723
  Banking Operations..............     16,776    13,844    21,275    12,755     1,722     1,795
  Asset Management Operations.....      3,707     3,059     3,185     2,738     1,722       693
  Consolidation adjustments(3)....     (3,269)   (2,698)   (8,876)   (2,705)   (2,103)   (1,471)
                                    ---------   -------   -------   -------   -------   -------
     Total........................    123,079   101,567   107,676    95,650    83,789    75,819
Net income (loss).................      1,958     1,890    (1,496)    1,585     3,448     2,317
Basic earnings per share..........       6.77      5.59     (5.40)     6.51     14.05      9.46
Diluted earnings per share........       6.75      5.57     (5.40)     6.51     14.05      9.46
U.S. GAAP CONSOLIDATED INCOME
  STATEMENT DATA
Net income (loss).................      2,720     2,245    (1,260)    4,246     6,519     2,870
Basic earnings per share..........       8.13      6.71     (4.79)    16.30     28.85     11.70
Diluted earnings per share........       8.12      6.70     (4.79)    16.30     28.85     11.70

                                               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------------------
                                     2003(1)     2003      2002      2001      2000      1999
                                    ---------   -------   -------   -------   -------   -------
                                        $          E         E         E         E         E
                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
IFRS CONSOLIDATED BALANCE SHEET
  DATA
Group's own investments(4)........    478,444   394,821   395,321   462,219   337,793   318,880
Total assets......................  1,134,138   935,912   852,133   942,986   440,008   410,690
Total insurance reserves..........    377,441   311,471   305,763   299,512   284,824   268,064
Total liabilities.................  1,089,351   898,953   822,145   911,373   404,416   381,014
Issued capital and capital
  reserves........................     23,445    19,347    14,785    14,769     7,994     7,811
Shareholders' equity..............     34,648    28,592    21,674    31,613    35,592    29,676
Shareholders' equity per share....        103        85        78       114       127       106
Weighted average number of shares
  outstanding
  Basic...........................      409.8     338.2     276.9     277.8     279.8     279.4
  Diluted.........................      411.4     339.8     276.9     277.8     279.8     279.4
U.S. GAAP CONSOLIDATED BALANCE
  SHEET DATA
Shareholders' equity..............     37,354    30,825    22,836    31,655    35,102    30,003
Shareholders' equity per share....        110        91        83       114       125       107
OTHER FINANCIAL AND OPERATING DATA
Combined ratio....................       97.0%     97.0%    105.7%    108.8%    104.9%    104.5%
Third-party assets................    684,320   564,714   560,588   620,458   336,424    29,506
Market capitalization.............     44,397    36,637    22,111    64,156    97,813    81,920

---------------

(1) Amounts given in Euros have been translated for convenience only into U.S. dollars at the rate of $1.2118 = E1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on June 18, 2004. See "Presentation of Financial and Other Information."

(2) In some countries, health insurance operations are reflected in either or both of the property-casualty and life/health segments in accordance with local practice and regulatory considerations.

(3) Represents the elimination of intercompany transactions between Allianz Group companies in different segments.

(4) For additional information on Group's own investments, see "Information on the Company and Operating and Financial Review and Prospects -- Asset Management Operations -- Group's Own Investments."

                                   DIVIDENDS

     The following table sets forth the annual dividends paid per ordinary share and American Depositary Share (or ADS) equivalent for 1999 through 2003. The table does not reflect the related tax credits available to German taxpayers. See "Additional Information -- Taxation -- German Taxation -- Taxation of Dividends."

                                                           DIVIDEND PER    DIVIDEND PAID
                                                             ORDINARY         PER ADS
                                                               SHARE        EQUIVALENT
                                                           -------------   -------------
                                                             E     $(1)      E     $(1)
1999.....................................................  1.25    1.18    0.125   0.118
2000.....................................................  1.50    1.42    0.150   0.142
2001.....................................................  1.50    1.42    0.150   0.142
2002.....................................................  1.50    1.76    0.150   0.176
2003.....................................................  1.50    1.82    0.150   0.182

---------------

(1) Dividend amounts given in Euros have been translated for convenience only into U.S. dollars at the rate of $1.2118 = E1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on June 18, 2004. See "Presentation of Financial and Other Information."

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

                                                                       PERIOD     PERIOD
                                                    HIGH     LOW     AVERAGE(1)    END
                                                   ------   ------   ----------   ------
                                                               ($ PER E1.00)
1999.............................................  1.1812   1.0016     1.0588     1.0070
2000.............................................  1.0335   0.8270     0.9207     0.9388
2001.............................................  0.9535   0.8370     0.8952     0.8901
2002.............................................  1.0485   0.8594     0.9454     1.0485
2003.............................................  1.2597   1.0361     1.1321     1.2597
  October........................................  1.1833   1.1596     1.1714     1.1609
  November.......................................  1.1995   1.1417     1.1710     1.1995
  December.......................................  1.2597   1.1956     1.2298     1.2597
2004.............................................  1.2853   1.1802     1.2347     1.1885
  January........................................  1.2853   1.2389     1.2638     1.2452
  February.......................................  1.2848   1.2426     1.2640     1.2441
  March..........................................  1.2431   1.2088     1.2261     1.2292
  April..........................................  1.2358   1.1802     1.1989     1.1975
  May............................................  1.2274   1.1801     1.2000     1.2217
  June (until June 18, 2004).....................  1.2320   1.2006     1.2151     1.2118

---------------

(1) Computed using the average of the noon buying rates for Euros on the last business day of each month during the relevant annual period or on the first and last business days of each month during the relevant monthly period.

     On June 18, 2004, the noon buying rate for the Euro was $1.2118.

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

     Over the past several years, movements in both short- and long-term interest rates have affected the level and timing of recognition of gains and losses on securities held in our various investment portfolios. Our investment portfolios are heavily weighted toward Euro-denominated fixed-income investments. Accordingly, interest rate movements in the Euro zone will significantly affect the value of our investment portfolios. Excluding trading portfolios, fixed income securities constituted 76.5% of our Group's own investment at December 31, 2003. For additional information on our fixed-income investments, see "Information on the Company and Operating and Financial Review and Prospects -- Asset Management Operations -- Group's Own
Investments -- Insurance Operations Investments -- Fixed-Income Investments." An increase in interest rates could substantially decrease the value of our fixed income portfolio, and any unexpected change in interest rates could materially adversely affect our bond and interest rate derivative positions.

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

MARKET RISKS COULD IMPAIR THE VALUE OF OUR PORTFOLIO AND ADVERSELY IMPACT OUR FINANCIAL POSITION AND RESULTS OF OPERATIONS.

     We hold a significant equity portfolio, which represented approximately 16.4% of our Group's own investments at December 31, 2003. For additional information on our equity investment, see "Information on the Company and Operating and Financial Review and Prospects -- Asset Management
Operations -- Group's Own Investments -- Insurance Operations
Investments -- Equity Investments." Our equity investment portfolio includes, in particular, large stakes in a number of major German companies, including Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft in Munchen (or Munich Re), and Eurohypo AG, as well as significant holdings in companies in France and Italy and equity investments in companies in virtually all major financial markets of the world. Fluctuations in equity markets affect the market value and liquidity of these holdings.

     We also have significant real estate holdings in our investment portfolio, the value of which is likewise exposed to changes in real estate market prices and volatility.

     Most of our assets and liabilities are recorded at fair value, including trading assets and liabilities, and securities available-for-sale. Changes in the value of securities held for trading purposes are recorded through the consolidated income statement. Changes in the market value of securities available-for-sale are recorded directly in consolidated shareholders' equity. Securities available-for-sale are reviewed regularly for impairment, with writedowns to fair value charged to income if an other than temporary diminution in value occurs. If a decline in the market value below the original cost of an available-for-sale security is considered other-than-temporary, the decline in value will be recorded in the consolidated income statement.

MARKET FACTORS, AS WELL AS A LACK OF IMPROVEMENT IN OUR OPERATING PERFORMANCE, COULD ADVERSELY AFFECT GOODWILL, DEFERRED POLICY ACQUISITION COSTS AND DEFERRED TAX ASSETS; OUR DEFERRED TAX ASSETS ARE ALSO POTENTIALLY IMPACTED BY CHANGES IN TAX LEGISLATION.

     Business and market conditions may impact the amount of goodwill we carry in our consolidated accounts. As of December 31, 2003 we have recorded goodwill in an aggregate amount of E12,370 million, of which E1,825 million relates to our banking business, E6,229 million to our asset management business and E4,316 million relates to our insurance business.

     Our banking operations, of which Dresdner Bank AG (or Dresdner Bank, and together with its consolidated subsidiaries, the Dresdner Bank Group) represents by far the most significant component, reported a net loss of E1,279 million for the year ended December 31, 2003. See "Information on the Company and Operating and Financial Review and Prospects -- Banking Operations -- Results of Operations." Notwithstanding such loss, at December 31, 2003, we concluded that an impairment and writedown of goodwill relating to Dresdner Bank was not required for IFRS or U.S. GAAP purposes. If conditions in our banking operations do not improve, an impairment test for the fiscal year 2004 could result in a significant writedown of goodwill, adversely impacting our results of operations. As the value of certain other parts of our businesses, including in particular our asset management business, are also significantly impacted by such factors as the state of financial markets and ongoing operating performance, significant declines in financial markets or operating performance could also result in impairment of other goodwill carried by us and result in further significant writedowns, which could be material. Based on our annual goodwill impairment test for 2003, we recorded an impairment charge of E224 million under IFRS relating to Allianz Life Insurance Company Ltd., Seoul. The resulting impairment was derived from an evaluation of future cash flows from the existing contract portfolio and new business and reflects the effects of persistently low interest rates in the capital markets and the overall unsatisfactory earnings performance of the subsidiary.

     The assumptions we made with respect to recoverability of deferred policy acquisition costs (or DAC), are also affected by such factors as operating performance and market conditions. DAC is incurred in connection with the production of new and renewal insurance business and is deferred and amortized generally in proportion to profits or to premium income expected to be generated over the life of the underlying policies, depending on the classification of the product. If the assumptions on which expected profits are based prove to be incorrect, it may be necessary to accelerate amortization of DAC, even to the extent of writing down DAC through impairments, which could materially adversely affect results of operations. In 2003 we recorded impairments of DAC in our German property-casualty companies totaling E24 million.

     As of December 31, 2003, we had a total of E14,364 million in deferred tax assets and E13,509 million in deferred tax liabilities. The calculation of the respective tax assets and liabilities is based on current tax laws and accounting standards and depends on the performance of the Allianz Group as a whole and certain business units in particular. At December 31, 2003, E5,753 million (2002: E4,910 million) of deferred tax assets depended on the ability to use existing tax-loss carry forwards.

     Changes in German or other tax legislation or regulations or an operating performance below currently anticipated levels may lead to a significant impairment of deferred tax assets, in which case we could be obligated to writeoff certain tax assets. Tax assets may also need to be written down if certain assumptions of profitability prove to be incorrect, as losses incurred for longer than expected will make the usability of tax assets more unlikely. Any such development may have a material adverse impact on our results of operations.

ALLIANZ AG OPERATES BOTH AS A REINSURANCE COMPANY AND AS A HOLDING COMPANY FOR THE ALLIANZ GROUP, AND IS EXPOSED TO VARIOUS LIQUIDITY RISKS.

     Allianz AG acts as the principal reinsurer for the Allianz Group companies. At the same time, Allianz AG is a holding company, conducting its insurance and financial services operations through direct and indirect subsidiaries. In addition to premiums from our reinsurance operations, the principal sources of Allianz AG's funds are dividends received from subsidiaries, associated companies and other equity investments as well as funds that we may raise from time to time through the issuance of debt or equity securities or through bank or other borrowings. Allianz AG's uses of funds include payment of interest on our outstanding debt, obligations arising in our reinsurance business, which may include large and unpredictable claims including catastrophe claims, as well as the funding of potential capital requirements of our operating subsidiaries or of acquisitions.

     Allianz AG expects that premiums from its own reinsurance business, together with dividends and other amounts received from subsidiaries, associated companies and other investments, will continue to cover its operating expenses, including interest payments on its outstanding debt, together with its reinsurance and other obligations. As a holding company, Allianz AG can offer no assurance, however, that funds available to it will continue to be sufficient to meet its operating expenses, funding obligations and interest payments in the future, and that it will not need to raise additional funds from time to time through the issuance of debt or equity securities, through bank or other borrowings or through dispositions of assets or other transactions, nor as to the adequacy or timing of any such measures.

LOSS RESERVES FOR OUR PROPERTY-CASUALTY INSURANCE AND REINSURANCE POLICIES ARE BASED ON ESTIMATES AS TO FUTURE CLAIMS LIABILITIES. ADVERSE DEVELOPMENTS RELATING TO CLAIMS COULD LEAD TO FURTHER RESERVE ADDITIONS AND MATERIALLY ADVERSELY IMPACT OUR RESULTS OF OPERATIONS.

     In accordance with industry practice and accounting and regulatory requirements, we establish reserves for loss and loss adjustment expenses related to our property-casualty insurance and reinsurance businesses, including property-casualty business in run-off. Reserves are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. Such estimates are made both on a case-by-case basis, based on the facts and circumstances available at the time the reserves are established, as well as in respect of losses that have been incurred but not reported (or IBNR) to the Allianz Group. These reserves represent the estimated ultimate cost necessary to bring all pending reported and IBNR claims to final settlement.

     Reserves, including IBNR reserves, are subject to change due to a number of variables which affect the ultimate cost of claims, such as changes in the legal environment, results of litigation, changes in medical costs, costs of repairs and other factors such as inflation and exchange rates. Our earnings depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we use in setting the prices for products and establishing the liabilities for obligations for technical provisions and claims. To the extent that our actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our reserves, which may materially adversely affect earnings.

     Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. We also conduct reviews of various lines of business to consider the adequacy of reserve levels. Based on current information available to us and on the basis of our internal procedures, our management considers that these reserves are adequate. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on our earnings. See "Information on the Company and Operating and Financial Review and Prospects -- Property-Casualty Insurance Reserves -- General."

     Asbestos-related and Environmental Pollution Claims. In relation to asbestos-related and environmental pollution, it has been necessary, and may over time continue to be necessary, to revise estimated potential loss exposure and, therefore, the related loss reserves. Changes in law, novel or changing policy interpretations, evolving judicial theories as well as developments in class action litigation add to the uncertainties inherent in claims of this nature. As a result, we continue to monitor developments in asbestos-related and environmental claims and may determine that further adjustments in the reserve amounts are required in the future. In 2002, reserves were increased for asbestos and environmental claims in the United States by E762 million following external and internal actuarial reviews. In 2003 no revision of the loss reserves related to asbestos and environmental claims was necessary. For further information see "Information on the Company and Operating and Financial Review and Prospects -- Property-Casualty Insurance Reserves -- Asbestos and Environmental Reserves in the United States."

     Run-off Insurance Businesses. We maintain loss reserves in our run-off insurance businesses to cover our estimated ultimate liability for losses and loss adjustment expenses for reported and unreported losses incurred as of the end of each fiscal year. In 2002, we ceased underwriting certain lines of business formerly pursued by Fireman's Fund Insurance Company (or Fireman's
Fund) in the United States, including the surety, national accounts, diversified risk and medical malpractice lines of business. We believe that reserves associated with lines in run-off are adequate. However, the costs and liabilities associated with these divested and run-off businesses and other contingent liabilities could cause us to take additional charges that could be material to our results of operations.

ACTUARIAL EXPERIENCE AND OTHER FACTORS COULD DIFFER FROM THAT ASSUMED IN THE CALCULATION OF LIFE/HEALTH ACTUARIAL RESERVES AND PENSION LIABILITIES.

     The assumptions we make in assessing our life/health insurance reserves may differ from what we experience in the future. We derive our life/health insurance reserves using "best estimate" actuarial practices and assumptions. These assumptions include the assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed income and other categories, policyholder bonus rates (some of which are guaranteed), mortality and morbidity rates, policyholder lapses and future expense levels. We monitor our actual experience of these assumptions and to the extent that we consider that this experience will continue in the longer term we refine our long-term assumptions. Similarly, estimates of our own pension obligations necessarily depend on assumptions concerning future actuarial, demographic, macroeconomic and financial markets developments. Changes in any such assumptions may lead to changes in the estimates of life/health insurance reserves or pension obligations.

     We have a substantial portfolio of contracts with guaranteed investment returns, including endowment and annuity products for the German market as well as certain guaranteed contracts in other markets. The amounts payable by us at maturity of an endowment policy in Germany and in certain other markets include a "guaranteed benefit," an amount that, in practice, is equal to a legally mandated maximum rate of return on actuarial reserves. See "Information on the Company and Operating and Financial Review and Prospects -- Regulation and Supervision -- Insurance -- Germany -- Life Insurance." If interest rates should remain at current historically low levels, we could be required to provide additional funds to our life/health subsidiaries to support their obligations in respect of products with higher guaranteed returns, or increase reserves in respect of such products, which could in turn have a material adverse effect on our results of operations.

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

OUR FINANCIAL RESULTS MAY BE MATERIALLY ADVERSELY AFFECTED BY THE OCCURRENCE OF CATASTROPHES.

     Portions of our property-casualty insurance may cover losses from unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters, including acts of terrorism. The incidence and severity of these catastrophes in any given period are inherently unpredictable.

     Although we monitor our overall exposure to catastrophes and other unpredictable events in each geographic region, each of our subsidiaries independently determines its own underwriting limits related to insurance coverage for losses from catastrophic events. We generally seek to reduce our exposure to these events through the purchase of reinsurance, selective underwriting practices and by monitoring risk accumulation. However, such efforts to reduce exposure may not be successful and claims relating to catastrophes may result in unusually high levels of losses and could have a material adverse effect on our financial position or results of operations. During 2002 and 2001 we incurred significant catastrophe losses, in particular net claims costs of approximately E1.5 billion relating to the terrorist attack of September 11, 2001. We also suffered losses from severe flooding in Germany and Central and Eastern Europe, which adversely affected our results by E710 million in 2002. If catastrophes affecting properties insured by us continue to occur with such frequency or with greater frequency or severity than has historically been the case, related claims could have a material adverse effect on our consolidated financial position, results of operations and cash flows. In 2003, we did not experience losses from catastrophe events at the levels seen in 2002 or 2001.

WE HAVE SIGNIFICANT COUNTERPARTY RISK EXPOSURE.

     We are subject to a variety of counterparty risks, including:

     General Credit Risks. Third parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers whose securities we hold, borrowers under loans made, customers, trading counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons.

     Changes in trends and the investment climate in financial markets may result in an increase in investment impairments on our investment assets due to defaults and credit downgrades, and a further downturn in the economy generally could result in increased impairments. In addition, we are subject to geographic and industry concentrations with respect to our credit exposures, and as a result developments in particular geographic regions or industries may adversely impact us. In particular, we have extended significant credit to financial institutions in Germany, and as a result any systemic risk materializing in the German financial industry could have a material adverse effect on our results of operations.

     Reinsurers. We transfer our exposure to certain risks in our property-casualty and life insurance business to others through reinsurance arrangements. Under these arrangements, other insurers assume a portion of our losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of our reinsurance will increase our risk of loss. When we obtain reinsurance, we are still liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of our reinsurers to meet their financial obligations could materially affect our results of operations. Although we conduct periodic reviews of the financial statements and reputations of our reinsurers, the reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years. For a discussion of our external reinsurance relationships, see "Information on the Company and Operating and Financial Review and Prospects -- Property-Casualty Operations By Geographic
Region -- Germany -- Allianz AG."

DEVELOPMENTS AT DRESDNER BANK, INCLUDING THE DEVELOPMENT OF OPERATING PERFORMANCE, LOAN LOSS LEVELS OR WRITEDOWNS AND IMPAIRMENTS, COULD ADVERSELY AFFECT OUR RESULTS AND MAY RESULT IN CAPITAL REQUIREMENTS THAT COULD CONSTRAIN OUR OPERATIONS.

     In July 2001, we acquired Dresdner Bank. Our banking operations, of which Dresdner Bank is the most significant component, suffered significant net losses in 2002 and 2003. If improvements seen in the bank's operating performance do not continue and stabilize, our results would continue to be adversely affected. The future success of our banking business depends in large part on our ability to restore the profitability of Dresdner Bank. In the event that management is unable to successfully complete the implementation of the restructuring and cost-cutting measures announced and started to date, our financial performance and results of operations may be materially adversely affected.

     Dresdner Bank may need to make additional loan loss provisions or recognize further credit losses as a result of continuing weak economic conditions, declines in collateral value, inability to enforce security interests in collateral, an increase in corporate or personal bankruptcies, in particular in Germany, further deterioration of the financial position of borrowers or changes in reserve and risk management requirements.

     Dresdner Bank has established the Institutional Recovery Unit (IRU) as a new division that started its activities in January 2003. The IRU's task is to develop individual solutions for loan exposures and restructuring cases. The goal is to reduce risk capital requirements over the coming years by sale of credit or portfolio, reduction of credit limits, work-out of loans, restructuring of operative units, including possible sales of business activities and modern capital market instruments. Difficulties or delays in achieving their goal could lead to higher capital requirements for the Group. The result of operations could be adversely affected by any need for further reserving for potential loan losses arising in the process of selling or restructuring loans.

     Capital ratios for Dresdner Bank at December 31, 2003 were 6.6% (2002:
6.0%) in the case of consolidated Tier 1 capital and 13.4% (2002: 10.6%) in the case of consolidated total capital under the risk adjusted capital guidelines (or Basle Accord) promulgated by the Basle Committee on Banking Supervision (BIS-rules). There can be no assurance that Dresdner Bank will be able to maintain its capital ratios at the above mentioned levels. Failure to do so could require us to restrict our banking operations, or further support our banking operations through injection of additional capital. Further, the BIS-rules, which have an important impact on the capital adequacy guidelines of the German Federal Financial Supervisory Authority (the Bundesanstalt fur Finanzdienstleistungsaufsicht, or BaFin), are being revised and implementation is planned for 2006. At this time, we are unable to predict how the revised guidelines will affect our requirements for capital and the impact of these revisions on our banking or other operations. See "Information on the Company and the Operating and Financial Review and Prospects -- Regulation and Supervision -- Banking, Asset Management and Investment Services
Germany -- Capital Adequacy Requirements" for a discussion of the capital adequacy guidelines applicable to our banking operations.

MANY OF OUR BUSINESSES ARE DEPENDENT ON THE FINANCIAL STRENGTH AND CREDIT RATINGS ASSIGNED TO US AND OUR BUSINESSES BY VARIOUS RATING AGENCIES. THEREFORE, A DOWNGRADE IN OUR RATINGS MAY MATERIALLY ADVERSELY AFFECT RELATIONSHIPS WITH CUSTOMERS AND INTERMEDIARIES, NEGATIVELY IMPACT SALES OF OUR PRODUCTS AND INCREASE OUR COST OF BORROWING.

     Standard & Poor's Ratings Services (or Standard & Poor's), Moody's Investor Services (or Moody's) and A.M. Best assign ratings to various obligations of certain Allianz Group companies. On March 20, 2003, Standard & Poor's cut the Allianz Group's financial strength ratings from AA to AA-, citing the Allianz Group's negative performance and reduced capital base resulting from significant writedowns and losses in the period to December 31, 2002, and noted that Allianz AG continued to be on "negative outlook." Likewise, on July 25, 2003, Moody's lowered its rating for the senior unsecured debt securities issued by Allianz Group's finance subsidiaries from Aa2 to Aa3. This downgrade came after the rating had been placed "under review" on May 22, 2003. The outlook on the Aa3 rating is now "stable." On March 21, 2003 A.M. Best also cut the Allianz Group's financial strength rating from A++ to A+, and noted that Allianz AG continued to be on "negative outlook." Rating agencies can be expected to continue to monitor our financial strength, and no assurances can be given that further ratings downgrades will not occur, whether due to changes in our performance, changes in rating agencies' industry views or ratings methodologies, or a combination of such factors.

     Claims paying ability and financial strength ratings are a factor in establishing the competitive position of insurers. Our financial strength rating has a significant impact on the individual ratings of key subsidiaries. If a rating of certain subsidiaries falls below a certain threshold, the respective operating business may be significantly impacted. A ratings downgrade, or the potential for such a downgrade, of the Allianz Group or any of its insurance subsidiaries could, among other things, adversely affect relationships with agents, brokers and other distributors of our products and services, thereby negatively impacting new sales, adversely affect our ability to compete in our markets and increase our cost of borrowing. In particular, in those countries where primary distribution of our products is done through independent agents, such as the United States, further ratings downgrades could adversely impact sales of our life insurance products. Any further ratings downgrades will also materially adversely affect our cost of raising capital, and could, in addition, give rise to additional financial obligations or accelerate existing financial obligations which are dependent on maintaining specified rating levels.

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

     After September 11, 2001, reinsurers generally either put terrorism exclusions into their policies or drastically increased the price for such coverage. Although we have attempted to exclude terrorist coverage from policies we write, this has not been possible in all cases, including as a result of legislative developments such as the Terrorism Risk Insurance Act (or TRIA) in the U.S. Furthermore, even if terrorism exclusions are permitted in our primary insurance policies, we may still have liability for fires and other consequential damage claims that follow an act of terrorism itself. As a result we may have liability under primary insurance policies for acts of terrorism and may not be able to recover a portion or any from our reinsurers.

     At this time, we cannot assess the future effects of terrorist attacks, potential ensuing military and other responsive actions, and the possibility of further terrorist attacks, on our businesses. Such matters have significantly adversely affected general economic, market and political conditions, increasing many of the risks in our businesses noted in the previous risk factors. This may have a material negative effect on our businesses and results of operations over time.

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

     In December 2002, the European Union (EU) adopted a directive that provides for assessment of the capital requirements of a financial conglomerate on the group level, supervision of risk concentration and intra-group transactions and prevention of double-leveraging of the capital of the holding or parent company, i.e., once in the holding or parent company and a second time in the subsidiary ("double-gearing"). We are a financial conglomerate within the scope of this directive. The directive will only be adopted as part of German law in October 2004. The first evidence of compliance with the new rules is due as of year-end 2005. It is as yet unclear how the directive will be implemented in Germany in detail. Therefore, it is still impossible to perform the necessary calculations to determine what future impact these requirements will have on our capital requirements, but there can be no assurance that the current and future level of capital will be sufficient to meet such requirements. For more information, see "Information on the Company and Operating and Financial Review and Prospects -- Regulation and Supervision."

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

     In June 2004, the Law on Taxation of Pensions and Annuities (Alterseinkunftegesetz) was adopted in Germany. Under the new law, taking effect as from 2005, the tax exemption for payments under life insurance has been abolished for new policies written. Instead, half of the interest income from life insurance will be taxed as of 2005, provided the insurance runs for at least 12 years and does not mature before age 60.

     On the other hand, the new law provides for the introduction of a so called "basic provision scheme" which will benefit from favorable tax rules. From 2005 onwards, private pensions will be taxed at a lower tax rate than today. Based on the new "basic provision scheme" and on further improvements relating to private pensions which are additionally provided by the new law, new life insurance and pension products are being developed. However, it is too early yet to reliably assess the impact on new business.

     From time to time, governments in other jurisdictions in which we do business have also considered changes to tax laws which could adversely affect the tax advantages of certain of our products, and if enacted, could result in a significant reduction in the sale of such products.

CHANGES IN VALUE RELATIVE TO THE EURO OF NON-EURO ZONE CURRENCIES IN WHICH WE GENERATE REVENUES AND INCUR EXPENSES COULD ADVERSELY AFFECT OUR REPORTED EARNINGS AND CASH FLOW.

     We prepare our consolidated financial statements in Euro. However, a significant portion of the revenues and expenses from our subsidiaries outside the Euro zone, including in the United States, Switzerland and the United Kingdom, originates in currencies other than the Euro. We expect this trend to continue as we expand our business into growing non-Euro zone markets. For the year ended December 31, 2003, approximately 28.4% of our gross premiums written originated in currencies other than the Euro.

     As a result, although our non-Euro zone subsidiaries generally record their revenues and expenses in the same currency, changes in the exchange rates used to translate foreign currencies into Euro may adversely affect our reported results.

     While our non-Euro assets and liabilities, and revenues and related expenses, are generally denominated in the same currencies, we do not generally engage in hedging transactions with respect to dividends or cash flows in respect of our non-Euro subsidiaries.

THE SHARE PRICE OF ALLIANZ AG HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

     The share price of Allianz AG has been volatile in the past due in part to the high volatility in the securities markets generally, and in financial institutions' shares in particular, as well as developments which impact its financial results. Factors other than our financial results that may affect our share price include but are not limited to: market expectations of the performance and capital adequacy of financial institutions generally; investor perception of, as well as the actual performance of, other financial institutions; investor perception of the success and impact of the strategy, described in this annual report; a downgrade or rumored downgrade of our credit ratings; potential litigation or regulatory action involving the Allianz Group or any of the industries we have exposure to through our insurance and banking activities; announcements concerning the bankruptcy or other similar reorganization proceedings involving, or any investigations into the accounting practices of, other insurance or reinsurance companies or banks; and general market volatility.

ITEM 4 - 5.  INFORMATION ON THE COMPANY AND OPERATING AND FINANCIAL REVIEW AND
             PROSPECTS

     You should read the following discussion in conjunction with our consolidated financial statements including the notes thereto. We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders' equity under IFRS to U.S. GAAP, you should read Note 47 to the consolidated financial statements. Unless otherwise indicated, the financial information we have included in this annual report is presented on a consolidated basis under IFRS. Unless otherwise indicated, we have obtained data regarding the relative size of various national insurance markets from annual reports prepared by SIGMA, an independent organization which publishes market research data on the insurance industry. In addition, unless otherwise indicated, insurance market share data are based on gross premiums written. Data on market share within particular countries are based on our own internal estimates.

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

     The Allianz Group is among the world's largest financial services providers, offering insurance, banking and asset management products and services through property-casualty, life/health, banking and asset management business segments. We are one of the largest insurance groups in the world based on gross premiums written in 2003. We are the largest German property-casualty and life/health insurance company based on gross premiums written in 2003. We are also among the largest insurance companies in other countries, including France, Italy, the United Kingdom, Switzerland and Spain. We are the second-largest German financial institution, based on market capitalization at March 31, 2004. We believe that we are well capitalized relative to our competitors. As of June 18, 2004, we had financial strength ratings of A+ from A.M. Best an AA- from Standard & Poor's, both with a negative outlook and an Aa3 senior unsecured debt rating with a stable outlook from Moody's. Our investment portfolio includes a number of significant equity participations, primarily in major German companies, including both financial institutions and industrial enterprises.

     We were founded in 1890 in Berlin, Germany, and since that time we have become the largest German insurer. Through our international expansion strategy, we have sought to bring into the Allianz Group companies that are well-positioned in their domestic markets and that have leading positions in particular business lines and attractive earnings prospects. In the last several years, our non-German insurance business has grown substantially in importance. Gross premiums written by our non-German business represented approximately 62.5% of our total gross premiums written in 2003. We now operate in more than 70 countries worldwide and have leading market positions in many of them.

     In 1998, building on over a century's experience in managing our extensive insurance investment portfolio, we established financial services as our third core business segment, in addition to our property-casualty and life/health insurance businesses. In 2001, following our acquisition of Dresdner Bank, we reorganized our financial services segment into separate asset management and banking segments. Based on total assets under management as of December 31, 2003, we were one of the five largest asset managers in the world. In our banking segment, which is now our fourth core business segment, our acquisition of Dresdner Bank made us one of the major banks in Germany and provided us with significantly expanded bank distribution channels for our property-casualty, life/health and asset management products and services.

     Our German property-casualty and life/health insurance businesses are managed by subsidiaries located primarily in Munich and Stuttgart. Our non-German insurance businesses are locally managed. Among our largest non-German markets are France, Italy, the United Kingdom, Switzerland, Spain and the United States. In contrast, each of our specialty lines of credit insurance, marine and aviation insurance, international industrial reinsurance through Allianz Global Risks Ruckversicherungs -- AG (or Allianz Global Risks Re) and travel insurance and assistance services is managed and operates on a global basis. Our asset management segment also operates on a worldwide basis, with key management centers in Munich, Hong Kong, Paris, Milan, Westport, Connecticut, and San Diego and Newport Beach, California. Our banking segment operates through the approximately 950 German and non-German branch offices of Dresdner Bank and various subsidiaries, with significant operations in Germany, the United Kingdom, other European countries and the United States.

     At December 31, 2003, we employed more than 173,000 persons in our insurance, banking and asset management businesses worldwide, of whom more than 91,000 were based outside Germany. Through interdisciplinary and multi-jurisdictional training and advancement programs, we seek to develop and promote a corporate culture that emphasizes technical expertise, dedication to client service and an international outlook.

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

                         SUMMARY FINANCIAL INFORMATION

     The following table shows the relative contributions of our property-casualty, life/health, banking and asset management segments and related geographic and other subsegments to our gross premiums written, total income and earnings after taxes before goodwill amortization in 2003, 2002 and 2001. The table also shows the impact of consolidation adjustments, amortization of goodwill and minority interests. Consistent with our general practice, gross premiums written, total income and earnings after taxes before goodwill amortization by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

                                                   YEAR ENDED DECEMBER 31,
                          -------------------------------------------------------------------------
                                         2003                                  2002
                          -----------------------------------   -----------------------------------
                                                   EARNINGS                              EARNINGS
                                                 AFTER TAXES                           AFTER TAXES
                            GROSS                   BEFORE        GROSS                   BEFORE
                           PREMIUMS     TOTAL      GOODWILL      PREMIUMS     TOTAL      GOODWILL
                          WRITTEN(1)   INCOME    AMORTIZATION   WRITTEN(1)   INCOME    AMORTIZATION
                          ----------   -------   ------------   ----------   -------   ------------
                                                       (E IN MILLIONS)
Property-Casualty
  Germany...............    12,646      18,645       4,239        12,314      24,019       9,068(2)
  Rest of Europe........    21,496      23,191       1,536        20,494      22,653       1,889
  NAFTA.................     5,344       4,892         (95)        5,992       5,819        (944)
  Rest of World.........     2,329       1,969         114         2,428       2,118          38
  Specialty Lines.......     4,801       4,185         278         4,948       3,712        (200)
  Consolidation
  adjustments(3)........    (3,196)     (2,110)       (601)       (2,882)     (2,765)     (1,680)
                            ------     -------      ------        ------     -------      ------
    Subtotal............    43,420      50,772       5,471        43,294      55,556       8,171
  Amortization of
  goodwill..............        --          --        (383)           --          --        (370)
  Minority interests....        --          --        (407)           --          --        (806)
                            ------     -------      ------        ------     -------      ------
                            43,420      50,772       4,681        43,294      55,556       6,995
Life/Health
  Germany...............    12,884      20,686          (4)       12,234      21,247         119
  Rest of Europe........     5,242      12,285         494         5,181      10,903        (110)
  Rest of World.........     2,564       3,725         185         3,251       4,388         (40)
  Consolidation
  adjustments(3)........        (1)         (4)         (4)           (3)         (2)         (2)
                            ------     -------      ------        ------     -------      ------
    Subtotal............    20,689      36,692         671        20,663      36,536         (33)
  Amortization of
  goodwill..............        --          --        (398)           --          --        (174)
  Minority interests....        --          --        (235)           --          --         184
                            ------     -------      ------        ------     -------      ------
    Total Life/Health...    20,689      36,692          38        20,663      36,536         (23)
Banking(4)
  Operations............        --      13,830        (912)           --      21,275      (1,142)
  Amortization of
  goodwill..............        --          --        (263)           --          --        (241)
  Minority interests....        --          --        (104)           --          --          25
                            ------     -------      ------        ------     -------      ------
    Total Banking.......        --      13,830      (1,279)           --      21,275      (1,358)(5)
Asset Management
  Operations............        --       3,059         282            --       3,185         140
  Amortization of
  goodwill..............        --          --        (369)           --          --        (377)
  Minority interests....        --          --        (183)           --          --        (230)
                            ------     -------      ------        ------     -------      ------
    Total Asset
    Management..........        --       3,059        (270)           --       3,185        (467)
                            ------     -------      ------        ------     -------      ------
Subtotal................    64,109     104,535       3,170        63,957     116,552       5,147
Consolidation
adjustments(6)..........      (722)     (2,698)     (1,280)         (804)     (8,876)     (6,643)
                            ------     -------      ------        ------     -------      ------
Total...................    63,387     101,655       1,890        63,153     107,676      (1,496)
                            ======     =======      ======        ======     =======      ======

                               YEAR ENDED DECEMBER 31,
                          ----------------------------------
                                         2001
                          ----------------------------------
                                                  EARNINGS
                                                AFTER TAXES
                            GROSS                  BEFORE
                           PREMIUMS    TOTAL      GOODWILL
                          WRITTEN(1)   INCOME   AMORTIZATION
                          ----------   ------   ------------
                                   (E IN MILLIONS)
Property-Casualty
  Germany...............    12,644     18,382       3,773
  Rest of Europe........    19,606     20,553         848
  NAFTA.................     6,822     6,837       (1,030)
  Rest of World.........     2,401     1,787           39
  Specialty Lines.......     2,321     2,303           94
  Consolidation
  adjustments(3)........    (1,657)    (1,092)       (265)
                            ------     ------      ------
    Subtotal............    42,137     48,770       3,459
  Amortization of
  goodwill..............        --        --         (349)
  Minority interests....        --        --         (746)
                            ------     ------      ------
                            42,137     48,770       2,364
Life/Health
  Germany...............    11,660     19,809         127
  Rest of Europe........     5,486     10,430         381
  Rest of World.........     3,010     3,856          (49)
  Consolidation
  adjustments(3)........       (11)       (3)          --
                            ------     ------      ------
    Subtotal............    20,145     34,092         459
  Amortization of
  goodwill..............        --        --         (146)
  Minority interests....        --        --          (84)
                            ------     ------      ------
    Total Life/Health...    20,145     34,092         229
Banking(4)
  Operations............        --     12,755         303
  Amortization of
  goodwill..............        --        --          (70)
  Minority interests....        --        --         (453)
                            ------     ------      ------
    Total Banking.......        --     12,755        (220)
Asset Management
  Operations............        --     2,738           39
  Amortization of
  goodwill..............        --        --         (243)
  Minority interests....        --        --         (182)
                            ------     ------      ------
    Total Asset
    Management..........        --     2,738         (386)
                            ------     ------      ------
Subtotal................    62,282     98,355       1,987
Consolidation
adjustments(6)..........      (694)    (2,705)       (402)
                            ------     ------      ------
Total...................    61,588     95,650       1,585
                            ======     ======      ======

---------------

(1) Represents gross premiums written for both direct business and reinsurance assumed between Allianz Group companies in different countries and segments, as well as from third parties. Our gross premiums written in respect of reinsurance assumed from Allianz Group companies are eliminated in consolidation.

(2) Includes significant investment related results. See "-- Property-Casualty Insurance Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Net Income"

(3) Represents elimination of intercompany transactions between Allianz Group companies in different geographic regions.

(4) Reflects the inclusion of Dresdner Bank in our consolidated financial statements for the full twelve months of 2002, compared to 2001, where Dresdner Bank was consolidated only from July 23, 2001, the date of acquisition.

(5) Includes a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of German asset management subsidiaries of Dresdner Bank to Allianz Dresdner Asset Management (or ADAM). See
    "-- Banking Operations." The gain on this transfer was eliminated at the group level. In addition, this item includes a realized gain of E224 million resulting from the merger of Deutsche Hyp into Eurohypo AG (or Eurohypo) in August 2002. See "-- Banking Operations -- Banking Operations By
    Division -- Other -- Description of Business."

(6) Represents elimination of intercompany transactions between Allianz Group companies in different segments.

                              RECENT DEVELOPMENTS

     In December 2003, the minority shareholders of PIMCO exercised their option of offering for sale a further tranche with a volume of U.S.$250 million. The settlement of this transaction in January 2004 has further increased the Allianz Group's interest in PIMCO. On March 31, 2004, Allianz exercised its right to call U.S.$250 million of the remaining ownership interest that is held by the former parent company of PIMCO, with payment therefor made in April 2004.

     On January 29, 2004, the full Management Board of Dresdner Bank AG decided on a reorientation of the open-ended real estate fund GRUNDWERT-FONDS managed by DEGI GmbH (of which Dresdner Bank AG holds 94% of the nominal capital). In the course of this reorientation, Dresdner Bank AG and its subsidiaries will acquire a real estate portfolio from the fund with a total volume of E1.8 billion.

     In a contract signed October 21, 2003, the AGF Group sold its 72.15% interest in the bank Entenial to Credit Foncier for E418 million, with a resulting loss of E55 million, before tax and minority interest. The required authorization by the French supervisory authority was granted on February 4, 2004. As of this date, which was also the legal closing date, the Allianz Group deconsolidated Entenial.

     In February 2004, Allianz AG placed a subordinated bond with a total volume of E1.5 billion. The bond has an unlimited maturity and will pay a fixed coupon of 5.5% for the first ten years. Allianz AG has the right to redeem the bond after ten years. If Allianz AG does not exercise this right, the interest rate will convert to a floating rate with a step-up of 100 basis points over the initial credit spread. The issue was announced within the context of the Allianz Group's 2003 capital increase and was part of a long-term plan for strengthening the capital base of Allianz AG. Standard & Poor's has assigned the bond issue a rating of "A-" and Moody's of "A2."

     During February and March 2004, the Allianz Group further reduced its shareholdings in Beiersdorf AG resulting in consideration received of E994 million.

     On March 2, 2004, a further reduction of ownership interest in Munich Re occurred as a result of the final amortization of the MILES-bond via Munich Re shares so that Allianz Group's ownership interest in Munich Re's share capital was reduced to 9.4 %.

     At the Annual General Meeting on May 5, 2004, shareholders approved a new structure of authorized (authorized capital 2004/1 and 2004/2) and conditional capital (conditional capital 2004). Details can be found in the Articles of Association of the Allianz Aktiengesellschaft dated June 18, 2004 under Article
2. The Articles of Association are filed as exhibit 1.1 to this annual report.

     On May 6, 2004, the Allianz Group sold its participation in Messer Griesheim Group for E623 million.

     In June 14, 2004, Dresdner Bank Group's Institutional Restructuring Unit
(IRU) sold a E142 million loan portfolio consisting of non-strategic loans to various sectors in continental Europe.

     At the end of June 2004, IRU sold its entire 25% shareholding in Spanish broadcasting company Telecinco. The shares were placed within Telecinco's initial public offering. The offer price valued the shareholding at E625 million.

     On July 5, 2004, Allianz Capital Partners GmbH, the private-equity arm of Allianz Group, purchased nursing-home operator Four Seasons Group for GBP 775 million.

                    FACTORS AFFECTING RESULTS OF OPERATIONS

     Our results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, insurance industry cycles (particularly with respect to property-casualty insurance) and fluctuations in interest rates. We believe that the impact of these factors will continue to affect our results of operations. For the year ended December 31, 2003, approximately 37.5% of our gross premiums were derived from our German operations. As a result, economic, demographic and market developments in Germany have materially impacted and can be expected to continue to materially impact our results. In addition, fluctuations in exchange rates in non-euro zone countries in which we do business affect our euro-denominated reported results. See "-- Exchange Rates." Our German net income includes investment income and realized capital gains on the substantial equity portfolio held at Allianz AG, which is part of our German property-casualty segment.

     Global economic expectations were not met in 2003. Germany experienced stagnation for the third consecutive year, and economic growth in the European Union only amounted to 0.7%. We believe that the main reason for this slowdown lies in the Iraq conflict which prevented a quick economic recovery. Employment markets in industrialized countries also remained slow and only improved in the second half of 2003.

     However, we believe that global markets show some signs of impending recovery. At 2.2%, economic growth in Japan exceeded that of Europe (0.7%) for the first time in several years. With the economy expanding by 3.1% in the U.S.A., 2.7% in Australia and 1.7% in Canada, the industrial nations reached an average expansion rate of 2.0% which is above expectations. Positive impulses further came from the economies of Asia, which are rapidly catching up. Above all, robust growth in China (8.8%) positively influenced the entire region, increasing local performance by an average of 5.8%. With a solid 5% growth, the Eastern European economy also made remarkable progress. Accelerated growth in Russia (6.4%) due to higher oil prices was another major factor. Several Eastern European economies, however, were negatively affected by the stagnation in the European Union and registered only moderate growth. Latin America, suffered from the political crisis in Venezuela but expanded by a modest 1.5%.

GENERAL MARKET CONDITIONS

     Property-Casualty. This business segment was able to carry over its positive outlook from the previous year into 2003. It is favored by risk aversion on the part of customers and their readiness to sign up for insurance protection. Under these circumstances, property-casualty insurers in most business lines were able to impose rate adjustments corresponding to the actual risk. Higher premium income and only moderate increase of the claims ratio improved earnings for us and our competitors. During 2003 it emerged, however, that property-casualty insurance continues to be an area of highly intensive competition, which in some cases made it impossible to enforce the necessary rate increases. Nonetheless, most insurers were able to improve their combined ratio. Disciplined cost management, risk-adequate pricing and, to some extent, more restrictive contractual conditions with clear coverage limits instead of unlimited risk transfers all contributed to lower the combined ratio. Higher underwriting capacities on the part of reinsurers allowed primary insurers to spread their risks over a broader base. The most important property and casualty line, automobile insurance, developed quite differently in various markets: in Germany, it grew by about 2% after close to 3% in the previous year, mainly due to the lower number of new car registrations. Simultaneously, Spanish automobile insurers enjoyed an extraordinarily increase of over 6%.

     Life/Health. In most industrialized countries, citizens are becoming increasingly aware of changing demographics and the resulting problems for retirement and other social benefits previously provided by government. Additional private and corporate retirement insurance has become a widely acknowledged topic, and frequently, life insurance plays a predominant role in this discussion. Consequently this business segment continues to attract strong demand, for example in Germany. This demand is concentrated on the major, financially strong providers; a reaction to unstable capital markets making it very difficult for a number of smaller insurers to generate expected returns on investment. A drop in performance at the beginning of 2003 and persistently low interest rates put noticeable pressure on the investment income of many life insurers. While interest rates slightly increased in the second half of 2003, they remain at a low level, a challenge for the financial management of life insurers.

     Several positive developments were provided by changes in legislation in Germany, including the retirement system reform and the concomitant reevaluation of company retirement provision schemes. However, the 2003 sale of private provision instruments, such as the state sponsored "Riester" pension plans, did not meet our expectations. Overall, industry-wide premium income increased 3%. The development in other markets such as Italy and France, however, was positive. Generally, life insurance industry still feels the reluctance of customers with respect to unit-linked life insurance, which is a natural reaction to developments in the financial markets.

     Mandatory health insurance is also undergoing a financial crisis, at least in Germany. The resulting discussion about future financing concepts and the curtailed scope of benefits, which ultimately brought about a change of law, has proved a driving factor for the entire insurance industry. Driven by rate adjustments and rising health care costs, they outpaced the already good growth of the prior year by a solid 6%. The introduction of a higher income limit for mandatory health insurance, which reduced the number of voluntarily insured policyholders likely to opt for private insurance, however, affected our results negatively.

     Asset Management. The fund management industry was severely impacted by the uncertainty in capital markets. Investor confidence only returned in the second half of 2003. Unsteady price development in the stock and fixed-interest markets made money market funds as popular and successful as in 2002. Total fund assets increased after having suffered a decline in each of the two previous years. That rekindled the hope of a return to the growth rates of the past.

     In nearly all industrialized nations, citizens have to make private retirement insurance arrangements to compensate for the cut in benefits provided by state pension systems. In a number of countries such as Sweden and nearly all new members of the European Union, workers are required by law to make retirement provisions by paying into pension funds. A part of these contributions is directly invested in pension funds that are managed by institutional asset managers and not by the state. The funds industry also benefits from the fact that the baby boomer generation is now growing into a phase of life where retirement planning is receiving increasing attention. This effect was observed in nearly all major markets, although there are some significant time lags. Overall, providing for the baby boomers' retirement needs is a particularly strong growth engine for asset management in Europe and the U.S.A., and to an increasing extent also in Asia.

     Banking: The German banking sector has entered a phase of fundamental transformation. The liberalization of the financial market and, even more, technical progress, are opening the door to vast economies of scale and thereby increase the pressure towards consolidation. To a growing extent, banks are concentrating their efforts on profitable core business areas, a process that is accelerated by the prospect of new equity rules ("Basel II"). They are reducing vertical integration and breaking up the value-creation chain to make more effective use of available capital. Simultaneously, they are cutting costs through process automation, product standardization, outsourcing and other efficiency measures. Risk management is being improved in order to level off risk costs, despite the still high number of insolvencies. These measures have strengthened the operating base of the banking business.

     At the same time, the general business context is showing signs of improvement. While the gradual recovery of the economy in the second half was not sufficient to bring about a decisive revitalization of the retail business, the overall brighter picture in the capital markets had a positive impact on trading income and lent support to the securities business.

     German Banks continue to suffer from the highly fragmented market. Even the four biggest institutions combined have a market share of less than 16%. In other European countries, the corresponding figure is three or four times as high. This deprives German banks of the strong domestic earnings base that international competitors have. But the current restructuring and cost cutting efforts helped by economic recovery should ensure that German banks compensate for this handicap.

CAPITAL MARKETS

     The development of capital markets plays a major role for our operations. It is reflected in our turnover and our earnings positions, but also influences shareholders' equity because the valuation of reserves fluctuates along with market performance. In view of the uncertainties in the first half of 2003, customers remained cautious and preferred low-risk investments.

STOCK MARKETS

     Stock indexes moved significantly over the course of 2003. After a three-year decline they came under heavy pressure in the spring of 2003, mainly due to the Iraq crisis and the subsequent war. In this situation, investors shielded away from risk. The result was clearly evidenced by the development of indexes in March 2003: the German stock index DAX slipped to 2,200 points, Standard & Poor's to 800 points. After the realization that the military confrontation in Iraq would be short, a significant recovery began. Positive economic indicators and corporate profits in the U.S.A. helped the turnaround. Over the course of 2003, the DAX rose 37% and Standard & Poor's closed with a plus of 26%.

BOND MARKETS

     The markets for fixed-interest securities which are a main factor influencing our operations moved took a different turn than the stock markets. Until March 2003, investors showed increased interest in highly rated bonds. The main beneficiaries of this risk-averse behavior were government bonds with yields for ten-year maturities declining to a historic low of 3.3% in Germany and 3.1% in the U.S.A. This trend was supported by the central banks' money policy: The U.S. Federal Reserve lowered its funds rate to 1%, while the European Central Bank cut its prime rate to 2%. Fears of deflation helped to accelerate the decline in yield of fixed-interest paper. When these fears had diminished and inflation once again became a factor in the second half of the year, fixed-interest securities came under heavy pressure. In only six weeks, yields climbed 130 basis points in the U.S.A. and 80 in Germany.

EXCHANGE RATES

     Despite the insecurity at the beginning of 2003 over the course of events in Iraq, the U.S. dollar was relatively strong with respect to the euro. After the end of the Iraq crisis, markets undertook a strong revaluation of the euro. While the exchange rate decreased slightly over the summer of 2003, the trend reversed in September and the euro strongly gained towards the dollar. During 2003 the value of the euro increased more than 15% with respect to the dollar. The euro also gained 8.3% on the pound sterling and 7% on the Swiss franc.

                   CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     We have identified the accounting policies and estimates that are critical to our business operations and the understanding of its results of operations. These critical accounting policies and estimates are those which involve the most complex or subjective decisions or assessments, and relate to property-casualty and life/health insurance reserves, loan loss allowances, the determination of the fair value of financial assets and liabilities (including impairment charges), goodwill, deferred policy acquisition costs and deferred taxes. In each case, the determination of these items is fundamental to our financial position and results of operations, and requires management to make complex judgments based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgments as to future events and are subject to change, and the use of different assumptions or data could produce materially different results.

PROPERTY-CASUALTY INSURANCE RESERVES

     Loss and loss adjustment expense reserves, including estimates of costs for claims related to reinsured events that have occurred but have not yet been reported (or IBNR), are recorded for when insured events occur. Loss and loss adjustment expense reserves are derived from best estimate assumptions and appropriate actuarial methods, and are based on the estimated ultimate cost of settling claims, using past experience adjusted for current trends and other relevant factors. The establishment of loss and loss adjustment expense reserves is an inherently uncertain process and subject to variability, involving assumptions as to factors such as court decisions, changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs. Assumptions underlying the loss and loss adjustment expense reserve may not in fact materialize as expected, and even if future conditions do develop as anticipated, random events may occur which lead to different results than originally estimated.

     These reserves are estimates based on actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Late reported claim trends, claim severity, exposure growth and future inflation are examples of factors used in projecting the IBNR reserve requirements. These reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

     When actual claims experience differs from previous estimates, the resulting difference will generally be reflected in the Allianz Group's reported results for the period of the change in estimate. In recent years, the Allianz Group's property-casualty loss and loss adjustment expense reserves in the United States have been significantly impacted by claims relating to asbestos and environmental exposures. For a further discussion of our property-casualty insurance reserves, see "-- Property-Casualty Insurance Reserves" and "Key Information -- Risk Factors -- Loss reserves for our property-casualty insurance and reinsurance policies are based on estimates as to future claims liabilities. Adverse developments relating to claims could lead to further reserve additions and materially adversely impact our results of operations."

LIFE/HEALTH INSURANCE RESERVES

     The provision for aggregate policy reserves for traditional life/health insurance products is computed using the net level premium method. It represents the present value of estimated future policy benefits to be paid less the present value of estimated future net premiums to be collected from policyholders. The method uses best estimate assumptions for mortality, morbidity, expected investment yields, lapses, surrenders and expenses at the policy inception date, which remain locked-in thereafter. The reserve is adjusted for a provision of adverse deviation, which is used to provide a margin for fluctuation and uncertainty inherent in the assumption setting process.

     The provision for aggregate policy reserves for traditional participating life insurance products is also computed using the net level premium method. The method in this case uses best estimate assumptions for mortality, morbidity and interest rates that are guaranteed in the contract or are used in determining the dividends.

     The provision for aggregate policy reserves for non-traditional life products is equal to the account balance, which represents premiums received and allocated investment return credited to the policy less deductions for mortality costs and expense charges. Best estimate assumptions include, but are not limited to, interest, expenses, lapses, surrenders, mortality, morbidity and future bonuses. Current and historical client data, as well as industry data, are used to determine these assumptions. Assumptions for interest reflect expected earnings on assets, which back the future policyholder benefits. The information used by our qualified actuaries in setting such assumptions includes, but is not limited to, pricing assumptions, available experience studies, profitability analysis and embedded value assumptions. The level of conservatism built into the assumptions and estimates will impact the current earnings and emergence of future profits.

LOAN LOSS ALLOWANCES

     Impaired loans represent loans, for which, based upon current information and events, it is probable that the Allianz Group will not be able to collect all interest and principal amounts due in accordance with the contractual terms of the loan agreements.

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

     To allow management to determine the appropriate level of the allowance for loan losses, all significant counterparty relationships are periodically reviewed. A specific allowance is established to provide for specifically identified counterparty risks. Specific allowances are established for impaired loans. The amount of the impairment is based on the present value of expected future cash flows or based on the fair value of the collateral if the loan is collateralized and foreclosure is probable. If the amount of the impairment subsequently increases or decreases due to an event occurring after the initial measurement of impairment, a change in the allowance is recognized in earnings by a charge or a credit to net loan loss provisions.

     A general allowance is established to provide for incurred but unidentified losses that are inherent in the loan portfolio as of December 31, 2003. General allowances for loan losses are established for loans not specifically identified as impaired. The amount of the allowance is based on historical loss experience and management's evaluation of the loan portfolio under current events and economic conditions.

     A country risk allowance is established for transfer risk. Transfer risk is a measure of the likely ability of a borrower in a certain country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in the country. Country risk allowances are based on a country risk rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile.

     Loans are charged-off when, based on management's judgement, all economically sensible means of recovery have been exhausted. At the point of charge-off, the loan as well as any specific allowance associated with the loan must be removed from the balance sheet or a charge may be recorded to directly charge-off the loan. A charge-off may be full or partial. Subsequent to a charge-off, recoveries, if any, are recognized in the income statement as a credit to net loan loss provisions.

     The provision for loan loss, which is charged to net income, is the amount necessary to adjust the allowance to a level determined through the process described above.

FAIR VALUES AND IMPAIRMENTS

     A significant portion of our assets and liabilities is recorded at fair value, including trading assets and liabilities, and securities available-for-sale. Fair value determinations for financial assets and liabilities are based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions. Fair values of certain financial instruments, including over-the-counter (OTC) derivative instruments, are determined using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could lead to different estimates of fair value.

VALUATION OF SECURITIES AVAILABLE-FOR-SALE

     All investments in our investment portfolio are subject to regular impairment reviews. Generally, the carrying value of our investments is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are measured as the difference between the amortized cost of a particular investment and the current fair value (for equity instruments) or the recoverable amount (for debt instruments).

     Securities available-for-sale are recorded at fair value, and are reviewed regularly for impairments. Impairments recorded on investments to bring the investment to its current fair value are charged to income if an other-than-temporary diminution in value occurs. As of the closing date for each quarter and year-end, we identify, on an Allianz Group-wide basis, all securities whose market values are other-than-temporarily below amortized cost based on our policy guidelines. Fair value determinations for financial assets and liabilities are based generally on listed market prices, broker or dealer price quotations or internal valuations if none of the aforementioned pricing information exists.

FIXED INCOME SECURITIES

     Fixed income securities classified as available-for-sale are valued at current fair value. We record an impairment on a fixed income security if a decline in the fair value of a fixed income security is other-than-temporary. Objective evidence that decline in the fair value of a fixed income security is other-than-temporary or uncollectible includes information that comes to the attention of the Allianz Group regarding:

     - significant financial difficulty of the issuer;

     - an actual breach of contract, such as a default or delinquency in interest or principal payments;

     - granting by the lender to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, of a concession that the lender would not otherwise consider;

     - a high probability of bankruptcy or other financial reorganization of the issuer;

     - recognition of an impairment loss on that asset in a prior financial reporting period;

     - the disappearance of an active market for that financial asset due to financial difficulties; or

     - a historical pattern of collections of accounts receivable that indicates that the entire face amount of a portfolio of accounts receivable will not be collected.

     However, the disappearance of an active market because an issuer's securities are no longer publicly traded is not evidence of impairment. A downgrade of an issuer's credit rating is not, of itself, evidence of impairment, though it may be evidence of impairment when considered with other available information.

     Additionally, if no positive intention or ability of Allianz Group's management to hold a security through the anticipated recovery period exists, an impairment is recorded. The Allianz Group analyzes all fixed income securities whose recoverable amount has been permanently for more than 6 months by more than 20% below amortized cost. In such instances, additional subjective criteria for diminution in value are taken into account, including:

     - significant downgrade (already occurred or imminent) by one or several rating agencies;

     - accumulation of defaults within a certain industry or geographic region;

     - change in recommendations of investment advisors of market analysts.

     Generally, we do not consider fixed income instruments impaired if the decline in value is caused solely by changes in interest rates.

EQUITY SECURITIES

     Equity securities categorized as securities available-for-sale are valued at current fair value. We record an impairment on an equity security if a decline in the fair value of an equity security is other-than-temporary. An impairment is required to be recorded on our equity securities if we determine that one or more of the following objective criteria applies:

     - significant financial difficulty of the issuer;

     - a high probability of bankruptcy or other financial reorganization of the issuer;

     - the disappearance of an active market for the financial asset due to financial difficulties;

     - discontinuation of the basis for business or of a substantial part of the basis for business for technological, economic or legal reasons;

     - not existing intention or ability of Allianz Group's management to hold the security through the anticipated recovery period.

     In 2001, we generally considered a decline in fair value in an equity security classified as available-for-sale to be other-than-temporary if the fair value of the security was continuously for a period of more than six months more than 30% below both the weighted-average amortized cost of the individual Allianz Group company that held the security and the Allianz Group's weighted-average amortized cost. In these instances we recorded an impairment on equity securities held by Allianz Group companies that were in an unrealized loss position.

     In 2002, we modified our policy and generally considered a decline to be other-than-temporary if the fair value was continuously for a period of more than six months 20% or more below both the weighted-average amortized cost of the individual Allianz Group company that held the security and the Allianz Group's weighted-average amortized cost.

     As of December 31, 2003, we applied a further criterion and generally considered a decline in fair value to be other-than-temporary for all publicly traded equity securities which have been permanently in an unrealized loss position for more than 12 months.

     Finally, if one or more of the following indicators applies, equity investments are subject to further in-depth review:

     - deterioration in recommendations of investment advisors or market analysts;

     - issuer's industry or region is in a sustained recession, which is also reflected in the respective stock indices;

     - decline in the issuer's price-to earnings (P/E) ratio;

     - losses recently incurred by the issuer;

     - change in the issuer's dividend policy; or

     - specific events which impact the business operations of the issuer.

     Moreover, an impairment loss is recorded, if the fair value of an equity security has declined more than 80% below amortized cost as of the end of any fiscal quarter.

     Additionally, the Allianz Group also applies subjective criteria when analyzing equity securities for potential impairment.

     Management Judgment Analysis. If the criteria mentioned above indicate an impairment but recovery of the amortized cost is still expected in the medium-term, the decrease in value may still be considered temporary based on management's judgment, provided we have the positive intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. The following information is required to support any decision not to record an impairment in such cases:

     - positive evaluations of market analysts including fundamental analysis and future price targets;

     - relative performance of the investment compared to regional and industry benchmarks indicate that the decrease in value is attributable to industry or market conditions, rather than issuer-specific problems;

     - historical share price development -- in particular taking into account high and low market prices during the last 12 months -- and volatility in share prices indicate that amortized cost may be recovered in the near future; and

     - specific positive intentions and ability to hold the investment exist.

     A decision based on management judgment is required to follow these guidelines, is required to be supported by full documentation and is required to be updated at regular intervals. To ensure consistency, decisions based on management judgment may only be taken at the Allianz Group level and not by any of the Allianz Group's subsidiaries.

     Private Equity Investments. Direct private equity investments, which are mostly non-traded securities, are carried by the Allianz Group at fair value based on quarterly valuations. These valuations, which also serve the purpose of impairment tests, are based on multiples such as earnings before interest, taxes, depreciation and amortization (EBITDA), earnings before interest and taxes (EBIT) or P/E ratios. If appropriate, discounted cash flow models or leveraged buyout (LBO) models are applied as well as part of the impairment testing. Moreover, additional information from the financial reports of the companies held within our private equity investment portfolio, which Allianz Capital Partners is invested in, are taken into consideration. If a decline in the fair value of an investment is ultimately determined to be other-than-temporary, an impairment is recorded.

     Investments In Private Equity Funds. The Allianz Group's valuation of investments in private equity funds, or funds of funds, relies primarily on information relating to net asset value (NAV) provided by the general partners of such funds. In the case of an insolvency or the filing for Chapter 11 (liquidation) of a fund, the Allianz Group records an impairment. In addition, the Allianz Group also analyses subjective criteria when assessing whether an other-than-temporary diminution in value has occurred. Specifically, all funds whose commitments are invested by more than 40% and whose running time exceeds 3 years, are subject to an impairment test. An impairment is recorded if the NAV provided by the general partner has continuously been for a period of more than six months 20% or more below the amortized cost. The impairment recorded by the Allianz Group constitutes the difference between the amortized costs, reduced by all or a portion of the relevant management fee, and the NAV of the fund.

VALUATIONS OF SECURITIES HELD-TO-MATURITY

     The fair value of individual securities held-to-maturity can fall temporarily below their carrying value, but, provided there is no risk resulting from changes in financial standing, no impairment is recorded for such securities.

     For a discussion of impairment charges taken in 2003, see "-- Investment Portfolio Impairments and Unrealized Losses" and "Key Information -- Risk Factors -- Market risks could impair the value of our portfolio and adversely impact our financial position and results of operations."

GOODWILL

     Goodwill is tested for impairment on an annual basis, or more frequently if there are indications that the goodwill may be impaired.

     Present value, other valuation techniques, or a combination thereof to derive a fair value, require our management to make subjective judgments and assumptions. Factors we consider in determining the fair values of reporting units include quoted market prices, current share values in the market place for similar publicly traded entities, prices of comparable businesses, recent acquisitions of similar entities in the market place, recent trends in our share price and that of our competitors, estimates of our future earnings potential and the level of interest rates.

     The single most significant amount of goodwill relates to the acquisition of Dresdner Bank. The valuation model used to determine the fair values is sensitive to changes in assumptions about the discount rate, growth rate and expected cash flows (i.e. assumptions about the future performance of the business). Adverse changes relating to any of these factors could require us to record a goodwill impairment charge.

     Indications of impairment include any events or changes in circumstances that indicate that the carrying amount of goodwill may not be recoverable. Therefore, an element of judgment in (i) evaluating when the indication of an impairment is significant enough to require a full test to be undertaken, and
(ii) determining the market value to be used to assess recoverability of the carrying value, is necessary. Should a market value not be available, a fair value in use will be determined and compared to the carrying value.

     For further information see "Key Information -- Risk Factors -- Market factors, as well as a lack of improvement in our operating performance, could adversely affect goodwill, deferred policy acquisition costs and deferred tax assets; our deferred tax assets are also potentially impacted by changes in tax legislation."

DEFERRED POLICY ACQUISITION COSTS

     Deferred policy acquisition costs consist primarily of commissions, underwriting expenses and policy issuance costs, which vary with and are directly related to the acquisition and renewal of insurance contracts. Such acquisition costs are deferred and amortized to the extent they are recoverable.

     Deferred policy acquisition costs for property-casualty insurance products are amortized over the periods in which the related premiums are earned.

     Deferred policy acquisition costs for traditional life/health products are amortized over the premium paying period of the related policies in proportion to the net level premium using assumptions consistent with those used in computing the provision for aggregate policy reserves as previously noted. The methods use best estimate assumptions for mortality, morbidity, expected investment yields, terminations and expenses at the policy inception date and remain locked-in thereafter. These assumptions are adjusted for a provision of adverse deviation, which is used to provide a margin for fluctuation and uncertainty inherent in the assumption setting process.

     Deferred policy acquisition costs on participating traditional life insurance products are amortized over the expected life of the contracts in proportion to the estimated gross margins (or EGMs). The present value of estimated gross margins is computed using the expected investment yield. EGMs include estimates of premiums to be received, expected earned investment income, benefits to be paid, administration costs, changes in reserve for death and other benefits, expected annual policyholder dividends and realized gains and losses. Estimates of expected gross margins are determined on a best estimate basis without provisions for adverse deviation and are re-evaluated on a regular basis where actual margins replace estimated margins when actual profits emerge.

     Deferred policy acquisition costs on non-traditional life products are amortized over the expected life of the contracts as a constant percentage of estimated gross profits (or EGPs). The present value of EGPs is computed using the interest that accrues to the policyholders, known as the contract rate. EGPs include estimates regarding mortality, administration costs, expected investment income to be earned less interest credited to policyholders, surrender charges and realized gains and losses.

     The level of conservatism built into the assumptions and estimates used will impact the current earnings and the emergence of future profits. Management regularly reviews the potential for changes in the estimates (both positive and negative) and uses the results of these evaluations to adjust recorded amortization expenses and to adjust underwriting criteria, which could be material to the Allianz Group's insurance operations.

     Loss recognition analysis is performed by line of business, in accordance with our manner of acquiring, servicing and measuring the profitability of our insurance contracts. Net unearned premiums are tested to determine whether they are sufficient to cover related expected claims, loss adjustment expenses, policyholder dividends, commission, amortization and maintenance expenses. If there is a premium deficiency, the deferred policy acquisition cost is written down by the amount of the deficiency. If after writing down all of the deferred policy acquisition cost asset for a line of business a premium deficiency still exists, a premium deficiency reserve is recorded to provide for the deficiency in excess of the deferred policy acquisition cost asset written down.

     For further information see "Key Information -- Risk Factors -- Market factors, as well as a lack of improvement in our operating performance, could adversely affect the levels of goodwill, deferred policy acquisition costs and deferred tax assets; our deferred tax assets are also potentially impacted by changes in tax legislation."

DEFERRED TAXES

     Deferred tax assets are recognized on deductible temporary differences between the tax bases and the carrying amounts of assets and liabilities in the Allianz Group's IFRS consolidated balance sheet and tax losses carried forward as of the balance sheet date. Deferred taxes are calculated based on the current income tax rates enacted in the respective country.

     The realization of deferred tax assets on temporary differences depends on the generation of sufficient taxable profits in the period in which the underlying asset or liability is recovered or settled. The realization of deferred tax assets on tax losses carried forward requires that sufficient taxable profits are available prior to the expiration of such tax losses carried forward. As of each balance sheet date, management evaluates the recoverability of deferred tax assets, whereby projected future taxable profits and tax planning strategies are considered. If management considers it is more likely than not that all or portion of a deferred tax asset will not be realized, a corresponding valuation allowance is taken.

     The accounting estimates related to the valuation allowance are based on management's judgment and currently available information, primarily with regards to projected taxable profits. Assumptions about matters which are uncertain and partly beyond management's control are taken into account. These assumptions may change from period to period. If the Allianz Group is not able to generate sufficient future taxable profits, a corresponding adjustment to the valuation allowance is recorded.

     For further information "Key Information -- Risk Factors -- Market factors, as well as a lack of improvement in our operating performance, could adversely affect the levels of goodwill, deferred policy acquisition costs and deferred tax assets; our deferred tax assets are also potentially impacted by changes in tax legislation."

                         OFF-BALANCE SHEET ARRANGEMENTS

     In the ordinary course of business, the Allianz Group enters into arrangements that, under IFRS, are not recognized on the consolidated balance sheet and do not affect the consolidated income statement. Such arrangements remain off-balance sheet as long as the Allianz Group does not incur an obligation from them or become entitled to an asset itself. As soon as an obligation is incurred, it is recognized on the Allianz Group's consolidated balance sheet, with the corresponding loss recorded in the consolidated income statement. However, in such cases, the amount recognized on the consolidated balance sheet may or may not, in many instances, represent the full loss potential inherent in such off-balance sheet arrangements. The importance of such arrangements to the Allianz Group as it concerns liquidity, capital resources or market and credit risk support, is not overly significant. Additionally, the Allianz Group does not heavily rely on off-balance sheet arrangements as a significant source of revenue. Similarly, the Allianz Group has not incurred significant expenses from such arrangements and does not reasonably expect to do so in the future. The following discusses distinct areas the Allianz Group is involved in off-balance sheet arrangements as of December 31, 2003.

     GUARANTEES

     See Note 43 to our consolidated financial statements.

     SYNTHETIC SECURITIZATION

     The Dresdner Bank Group, in order to seek a Tier-1 capital release, conducted a synthetic securitization to place credit risk from a designated loan portfolio on the open market. As of December 31, 2003, credit risks in the amount of E1,000 million had been transferred to third-parties using a special purpose vehicle, which is not consolidated within the Allianz Group's consolidated IFRS financial statement, or U.S. GAAP condensed financial statements in Note 47.

     DERIVATIVE INSTRUMENTS RECORDED IN SHAREHOLDERS' EQUITY

     We have no derivative contracts linked to our own shares that are accounted for within shareholders' equity. We do enter into various types of option contracts indexed to Allianz AG shares with third-parties, both as a hedge of Allianz Group's future obligations under our Stock Appreciation Right incentive plans and in connection with the various banking products offered by the Dresdner Bank Group. See Note 40 to our consolidated financial statements for further information.

     VARIABLE INTEREST ENTITIES (VIES)

     See Note 47 to our consolidated financial statements.

     In the context of the "Silver Tower" asset-backed program of the Dresdner Bank Group, in which third-party receivables and receivables of the Dresdner Bank Group are securitized, and which is refinanced by commercial paper, Dresdner Bank Group has granted short-term credit lines in the amount of E9.4 billion in the event that a refinancing through commercial paper is not possible. As of December 31, 2003, E1.3 billion of such credit lines had been used for refinancing instead of the placement of commercial paper. The risk exists that the Dresdner Bank Group would be required to use its own credit lines by up to further E8.1 billion, which would accordingly raise its regulatory risk-weighted assets.

                 TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                           PAYMENTS DUE BY PERIOD AT DECEMBER 31, 2003(1)
                                     -----------------------------------------------------------
                                              LESS THAN                                MORE THAN
                                     TOTAL     1 YEAR     1 - 3 YEARS   3 - 5 YEARS     5 YEARS
                                     ------   ---------   -----------   ------------   ---------
                                                           (E IN MILLIONS)
Long-term Debt Obligations(2)......  13,738       641        4,363         4,020         4,714
Capital (finance) Lease
  Obligations......................       0         0            0             0             0
Operating Lease Obligations........   2,092       273          429           280         1,110
Purchase Obligations(3)............   2,016     1,911           84             5            16
Other Long-term Liabilities(4).....   5,777       732        1,089         1,061         2,895
  Total Contractual Obligations....  23,623     3,557        5,965         5,366         8,735

---------------

(1) The table sets forth the Allianz Group's contractual obligations as of December 31, 2003. Contractual obligations do not include contingent liabilities or commitments and only transactions with parties outside the Allianz Group are considered.

(2) Long-term debt obligations also include future payments due as well as capital leases.

(3) Purchase obligations only include transactions related to goods and services; purchase obligations for financial instruments are excluded.

(4) Other long term liabilities, which include accumulation of payment information on any other long term liabilities based on classifications in the IFRS balance sheet, comprise mainly estimated future benefit payments in an aggregate of E5,264 million. For detailed information see Note 21 of the our consolidated financial statements.

                  CHANGES TO ACCOUNTING AND VALUATION POLICIES

     See Note 2 to our consolidated financial statements.

                       CONSOLIDATED RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Our total income decreased by E6,021 million, or 5.6%, to E101,655 million in 2003 from E107,676 million in 2002, due primarily to decreased interest and similar income in our banking segment attributable to the deconsolidation of Deutsche Hyp in the second half of 2002 and the reduction of risk-weighted assets in 2003. Our earnings from ordinary activities before taxation increased by E4,494 million, or 375.2%, to E2,861 million in 2003 from a loss of E1,633 million in 2002. We had a consolidated tax expense of E146 million in 2003, representing an overall effective tax rate of 3.3%, compared to statutory rates for our primary German and other operating subsidiaries that ranged from 12.5% to 45.5% and averaged 31.3%. The low effective tax rate in 2003, as compared to the average statutory tax rate, was due primarily to tax exempted income and to the utilization of tax losses carried forward for which no deferred tax asset was recognized as well as due to the recognition of deferred tax assets on tax losses carried forward previously not recognized. In 2002, we had a consolidated tax benefit of E807 million, representing overall effective tax rate of (60.9)%, compared to statutory rates for our primary German and other operating subsidiaries that ranged from 12.5% to 45.5% and averaged 32.6%. The consolidated tax benefit in 2002 was due primarily to tax exempted income.

     Net income increased significantly by E3,386 million to E1,890 million in 2003, compared to a net loss of E1,496 million in 2002, reflecting primarily improvements in our property-casualty segment's underwriting results, decreased net loan loss provisions in our banking segment and realized gains from the reductions in investments in associates. Our property-casualty insurance business was positively affected by a significant decrease in net claims, reflecting the comparative lower levels of natural catastrophes and other major claim events in 2003, as compared to 2002, which reflected the asbestos and environmental reserve-strengthening measures of Fireman's Fund and severe flooding in Germany and Central and Eastern Europe in 2002. Net loan loss provisions in our banking segment decreased to E1,014 million in 2003 from E2,222 million in 2002, reflecting primarily optimized rating procedures and restructured loan portfolio and reduced defaults from large loan exposures. Total results from investments increased by E1,773 million, or 11.2%, to E17,583 million in 2003 from E15,810 million in 2002, due primarily to the recovery in the equity markets, offset in part by impairment writedowns on securities available-for-sale and decreased trading income. For additional information on our results from investments, see "-- Asset Management Operations -- Group's Own Investments -- Year Ended December 31, 2003 Compared to Year Ended December 31, 2002." Impairments on securities available-for-sale totaled E4,412 million in 2003, as compared to E6,287 million in 2002, reflecting primarily the weak equity markets in the first quarter of 2003 as well as impairments relating to certain equity securities in the fourth quarter of 2003. Net trading income decreased by E1,264 million, 83.9%, to E243 million in 2003 from E1,507 million in 2002, reflecting primarily expenses of E1,359 million from derivative financial instruments used by our insurance operating entities which do not qualify for hedge accounting.

     The following table sets forth the percentage changes for 2003 over 2002 in our total income, total expenses and net income by segment, which are discussed in greater detail below, and for the Allianz Group as a whole.

                                                              % CHANGE 2003/2002
                                                  ------------------------------------------
                                                  TOTAL INCOME   TOTAL EXPENSES   NET INCOME
                                                  ------------   --------------   ----------
Property-Casualty...............................      (8.6)%           (6.6)%        (33.1)%
Life/Health.....................................       0.4%            (2.3)%       (265.2)%
Banking.........................................       (35)%          (29.7)%          5.8%
Asset Management................................      (4.0)%          (10.0)%         42.2%
Consolidated Allianz Group......................      (5.6)%           (9.6)%       (226.3)%

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Our total income increased by E12,026 million, or 12.6%, to E107,676 million in 2002 from E95,650 million in 2001, due primarily to the full-year consolidation of Dresdner Bank in 2002, offset in part by the effects of weakness in the capital markets and the global economy, which affected all of our operating segments and our banking segment in particular. Our earnings from ordinary activities before taxation decreased by E3,401 million, or 192.4%, to a loss of E1,633 million in 2002 from income of E1,768 million in 2001. We had a consolidated tax benefit of E807 million in 2002 and a consolidated tax benefit of E861 million in 2001, representing overall effective tax rates of (60.9)% and (55.2)%, respectively, compared to statutory rates for our primary German and other operating subsidiaries that ranged from 12.5% to 45.5% and averaged 32.6%. The consolidated tax benefit in 2002 was due primarily to tax exempted income.

     Net income decreased E3,081 million, or 194.4%, to a loss of E1,496 million in 2002, compared to income of E1,585 million in 2001, reflecting primarily weakness in the capital markets and the global economy, offset in part by the tax benefit discussed above. This weakness was particularly evident in impairments of available-for-sale investments, which increased significantly to E6,287 million in 2002. In our banking segment, earnings were negatively affected by additional net loan loss provisions of E2,222 million. Our property-casualty insurance business was negatively impacted by significant claims, including primarily E762 million relating to asbestos and environmental reserve-strengthening measures at Fireman's Fund and E710 million in net claims relating to severe floods that struck Germany and Central and Eastern Europe in July and August 2002. These negative effects in our property-casualty segment were offset in part by significant investment-related gains and rate increases in most of our major property-casualty markets.

     The following table sets forth the percentage changes for 2002 over 2001 in our total income, total expenses and net income by segment, which are discussed in greater detail below, and for the Allianz Group as a whole. Changes in results in our banking and asset management segments related primarily to the full-year consolidation of Dresdner Bank in 2002. Percentage changes for 2002 over 2001 for our banking segment, which we established as a separate segment in 2001, reflect the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001 and are therefore not comparable. See "-- Banking Operations."

                                                              % CHANGE 2002/2001
                                                  ------------------------------------------
                                                  TOTAL INCOME   TOTAL EXPENSES   NET INCOME
                                                  ------------   --------------   ----------
Property-Casualty...............................      13.9%            4.1%          195.9%
Life/Health.....................................       7.2%            8.9%         (110.0)%
Banking.........................................      66.8%           82.1%         (517.3)%
Asset Management................................      16.3%           12.2%          (21.0)%
Consolidated Allianz Group......................      12.6%           16.4%         (194.4)%

     In April 2001, the Allianz Group, Dresdner Bank (an Allianz Group subsidiary as of July 2001), a Dresdner Bank subsidiary and others entered into a series of transactions whereby Allianz Group provided Munich Re shares to be delivered to ERGO Versicherungsgruppe AG (Ergo) shareholders in connection with

Munich Re's acquisition of the minority interest of Ergo pursuant to the public cash and share offers described below. The purpose of this transaction, including all individual agreement components, was to allow Munich Re to acquire Ergo in July 2001 and at the same time achieve the previously agreed reduction in cross-shareholdings between the Allianz Group and Munich Re. Additionally, the transaction structure was designed to come within recently enacted changes in German tax law which took effect as of January 1, 2002, and under which capital gains on the disposal of equity interests were treated as tax-free.

     The framework agreement for this transaction (the "Ergo Framework Agreement") was executed by the Allianz Group and all other parties on April 19, 2001, establishing the basic terms of: (i) a public cash tender offer for shares of Ergo; (ii) parallel share offer by Munich Re for shares of Ergo; (iii) a series of share lending agreements between DME Umtauschgesellschaft (DME) and Dresdner Bank, a Dresdner Bank subsidiary and a third-party entity (the "Lending Agreement"; and (iv) a forward sale agreement between DME and the Allianz Group, pursuant to which DME acquired Munich Re shares to use, in part, in repayment of the shares under the Lending Agreement (the "Forward Sale Agreement").

     In accordance with the Ergo Framework Agreement, the Allianz Group delivered 7,065,563 Munich Re shares (an approximate 4% interest of Munich Re) to DME in July 2001, which were then delivered to Ergo shareholders. In January 2002, DME acquired 11,213,035 Munich Re shares (an approximate 6.3% interest in Munich Re) from the Allianz Group via the Forward Sale Agreement. Of the 11,213,035 shares delivered by the Allianz Group under the Forward Sale Agreement in January 2002, 7,065,563 shares were immediately used by DME, as required by the Ergo Framework Agreement, to satisfy its return obligation to the Allianz Group under the Lending Agreement.

     Based on the specific facts and circumstances of this transaction, under both IFRS and U.S. GAAP, the Allianz Group recorded a sale of the 7,065,563 shares delivered under the Lending Agreement in July 2001 resulting in: (i) derecognition of the 7,065,563 shares of Munich Re; and (ii) recording a 2001 capital gain of E866 million, before tax and minority interest. The delivery of the 11,213,135 Munich Re shares under the Forward Sale Agreement in January 2002 was recorded as an inter-Allianz Group transfer of 7,065,563 Munich Re shares and a sale of the remaining 4,147,472 Munich Re shares resulting in: (i) derecognition of the 4,147,472 shares of Munich Re; and (ii) recording a 2002 capital gain of E1,317 million.

                      CONSOLIDATED ASSETS AND LIABILITIES

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Total assets increased by E83,779 million, or 9.8%, to E935,912 million at December 31, 2003, from E852,133 million at December 31, 2002, primarily as a result of increased loans and advances to banks and customers and trading assets. Total loans and advances to banks and customers increased by E45,864 million, or 16.7%, to E320,770 million at December 31, 2003, from E274,906 million at December 31, 2002, due primarily to increased reverse repurchase transactions, which increased by E56,378 million to E154,441 million at December 31, 2003, more than offsetting reductions in the loan portfolios at Dresdner Bank. Group's own investments decreased slightly by E500 million, or 0.1%, to E394,821 million at December 31, 2003, from E395,321 million at December 31, 2002. For additional information on Group's own investments, see "-- Asset Management Operations -- Group's Own Investments."

     Total liabilities increased by E76,861 million, or 9.3%, to E907,320 million at December 31, 2003, from E830,459 million at December 31, 2002, mainly attributable to increased liabilities to banks and customers and trading liabilities. Total liabilities to banks and customers increased E48,446 million, or 17.0%, to E333,044 million at December 31, 2003, from E284,598 million at December 31, 2002, due primarily to increased repurchase transactions, which increased by E29,303 million to E92,876 million at December 31, 2003. Insurance reserves increased by E5,708 million, or 1.9%, to E311,471 million at December 31, 2003, from E305,763 million at December 31, 2002. For additional information on insurance reserves, see "-- Property-Casualty Insurance Reserves."

     Our shareholders' equity increased by 31.9% to E28,592 million at December 31, 2003 compared to E21,674 million at December 31, 2002. This increase resulted primarily from our capital increase in April

2003, which increased our shareholders' equity by E4,562 million, the positive fair value valuation of our available-for-sale securities, attributable to the recovery in the equity markets from the second quarter of 2003, as well as the net income for the year. These more than offset negative currency translation differences of E1,699 million, mainly resulting from the negative exchange rate movement of the U.S. dollar as compared to the Euro during 2003.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Total assets decreased by E90,853 million, or 9.6%, to E852,133 million at December 31, 2002, from E942,986 million at December 31, 2001, primarily as a result of the deconsolidation of Deutsche Hyp and price declines in the capital markets. Total loans and advances to banks and customers decreased by E26,061 million, or 8.7%, to E274,906 million at December 31, 2002, from E300,967 million at December 31, 2001, due primarily to the deconsolidation of Deutsche Hyp. Group's own investments decreased by E66,898 million, or 14.5%, to E395,321 million in 2002 from E462,219 million in 2001, primarily due to a decrease in our available-for-sale securities attributable to the weakness in the capital markets. For additional information on Group's own investments, see "-- Asset Management Operations -- Group's Own Investments."

     Total liabilities increased by E80,914 million, or 8.9%, to E830,459 million at December 31, 2002, from E911,373 million at December 31, 2001, mainly as a result of decreased certificated liabilities and liabilities to banks and customers. Certificated liabilities decreased by E55,920 million, or 41.5%, to E78,750 million at December 31, 2002, from E134,670 million at December 31, 2001, mainly attributable to the deconsolidation of Deutsche Hyp. Total liabilities to banks and customers decreased by E28,127 million, or 9.0%, to E284,598 million at December 31, 2002, from E312,725 million at December 31, 2001, due primarily the deconsolidation of Deutsche Hyp. Insurance reserves increased by E6,251 million, or 2.1%, to E305,763 million at December 31, 2002, from E299,512 million at December 31, 2001. For additional information on insurance reserves, see Note 16 to our consolidated financial statements.

     Our shareholders' equity decreased by 31.4% to E21,674 million at December 31, 2002 compared to E31,613 million at December 31, 2001. This decrease resulted primarily from a decrease in net unrealized gains of E6,930 million from E8,276 million at December 31, 2001 to E1,317 million (adjusted for currency translation) at December 31, 2002, reflecting generally adverse conditions in the capital markets.

             INVESTMENT PORTFOLIO IMPAIRMENTS AND UNREALIZED LOSSES

VALUATION OF SECURITIES AVAILABLE-FOR-SALE

     All investments in our investment portfolio are subject to regular impairment reviews. Generally, the carrying value of our investments is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are measured as the difference between the amortized cost of a particular investment and the current fair value (for equity instruments) or the recoverable amount (for debt instruments).

     Securities available-for-sale are recorded at fair value, and are reviewed regularly for impairments. Impairments recorded on investments to bring the investment to its current fair value are charged to income if an other-than-temporary diminution in value occurs. As of the closing date for each quarter and year-end, we identify, on an Allianz Group-wide basis, all securities whose market values are other-than-temporarily below amortized cost based on our policy guidelines. Fair value determinations for financial assets and liabilities are based generally on listed market prices, broker or dealer price quotations or internal valuations if none of the aforementioned pricing information exists.

FIXED INCOME SECURITIES

     Fixed income securities classified as available-for-sale are valued at current fair value. We record an impairment on a fixed income security if a decline in the fair value of a fixed income security is other-than-temporary. Objective evidence that decline in the fair value of a fixed income security is other-than-temporary or uncollectible includes information that comes to the attention of the Allianz Group regarding:

     - significant financial difficulty of the issuer;

     - an actual breach of contract, such as a default or delinquency in interest or principal payments;

     - granting by the lender to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, of a concession that the lender would not otherwise consider;

     - a high probability of bankruptcy or other financial reorganization of the issuer;

     - recognition of an impairment loss on that asset in a prior financial reporting period;

     - the disappearance of an active market for that financial asset due to financial difficulties; or

     - a historical pattern of collections of accounts receivable that indicates that the entire face amount of a portfolio of accounts receivable will not be collected.

     However, the disappearance of an active market because an issuer's securities are no longer publicly traded is not evidence of impairment. A downgrade of an issuer's credit rating is not, of itself, evidence of impairment, though it may be evidence of impairment when considered with other available information.

     Additionally, if no positive intention or ability of Allianz Group's management to hold a security through the anticipated recovery period exists, an impairment is recorded. The Allianz Group analyses all fixed income securities whose recoverable amount has been permanently for more than 6 months by more than 20% below amortized cost. In such instances, additional subjective criteria for diminution in value are taken into account, including:

     - significant downgrade (already occurred or imminent) by one or several rating agencies;

     - accumulation of defaults within a certain industry or geographic region;

     - change in recommendations of investment advisors of market analysts.

     Generally, we do not consider fixed income instruments impaired if the decline in value is caused solely by changes in interest rates.

EQUITY SECURITIES

     Equity securities categorized as securities available-for-sale are valued at current fair value. We record an impairment on an equity security if a decline in the fair value of an equity security is other-than-temporary. An impairment is required to be recorded on our equity securities if we determine that one or more of the following objective criteria applies:

     - significant financial difficulty of the issuer;

     - a high probability of bankruptcy or other financial reorganization of the issuer;

     - the disappearance of an active market for the financial asset due to financial difficulties;

     - discontinuation of the basis for business or of a substantial part of the basis for business for technological, economic or legal reasons;

     - not existing intention or ability of Allianz Group's management to hold the security through the anticipated recovery period.

     In 2001, we generally considered a decline in fair value in an equity security classified as available-for-sale to be other-than-temporary if the fair value of the security was continuously for a period of more than six months more than 30% below both the weighted-average amortized cost of the individual Allianz Group company that held the security and the Allianz Group's weighted-average amortized cost. In these instances we recorded an impairment on equity securities held by Allianz Group companies that were in an unrealized loss position.

     In 2002, we modified our policy and generally considered a decline to be other-than-temporary if the fair value was continuously for a period of more than six months 20% or more below both the weighted-average amortized cost of the individual Allianz Group company that held the security and the Allianz Group's weighted-average amortized cost.

     As of December 31, 2003, we applied a further criterion and generally considered a decline in fair value to be other-than-temporary for all publicly traded equity securities which have been permanently in an unrealized loss position for more than 12 months.

     Finally, if one or more of the following indicators applies, equity investments are subject to further in-depth review:

     - deterioration in recommendations of investment advisors or market analysts;

     - issuer's industry or region is in a sustained recession, which is also reflected in the respective stock indices;

     - decline in the issuer's price-to earnings (P/E) ratio;

     - losses recently incurred by the issuer;

     - change in the issuer's dividend policy; or

     - specific events which impact the business operations of the issuer.

     Moreover, an impairment loss is recorded, if the fair value of an equity security has declined more than 80% below amortized cost as of the end of any fiscal quarter.

     Additionally, the Allianz Group also applies subjective criteria when analyzing equity securities for potential impairment.

     Management Judgment Analysis. If the criteria mentioned above indicate an impairment but recovery of the amortized cost is still expected in the medium-term, the decrease in value may still be considered temporary based on management's judgment, provided we have the positive intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. The following information is required to support any decision not to record an impairment in such cases:

     - positive evaluations of market analysts including fundamental analysis and future price targets;

     - relative performance of the investment compared to regional and industry benchmarks indicate that the decrease in value is attributable to industry or market conditions, rather than issuer-specific problems;

     - historical share price development -- in particular taking into account high and low market prices during the last 12 months -- and volatility in share prices indicate that amortized cost may be recovered in the near future; and

     - specific positive intentions and ability to hold the investment exist.

     A decision based on management judgment is required to follow these guidelines, is required to be supported by full documentation and is required to be updated at regular intervals. To ensure consistency, decisions based on management judgment may only be taken at the Allianz Group level and not by any of the Allianz Group's subsidiaries.

     Private Equity Investments. The IFRS carrying value of the Allianz Group's available-for-sale private equity investments was E1,532 million at December 31, 2003 and E1,723 million at December 31, 2002.

     Direct private equity investments, which are mostly non-traded securities, are carried by the Allianz Group at fair value based on quarterly valuations. These valuations, which also serve the purpose of impairment tests, are based on multiples such as earnings before interest, taxes, depreciation and amortization (EBITDA), earnings before interest and taxes (EBIT) or P/E ratios. If appropriate, discounted cash flow models or leveraged buyout (LBO) models are applied as well as part of the impairment testing. Moreover, additional information from the financial reports of the companies held within our private equity investment portfolio, which Allianz Capital Partners is invested in, are taken into consideration. If a decline in the fair value of an investment is ultimately determined to be other-than-temporary, an impairment is recorded.

     Investments In Private Equity Funds. The Allianz Group's valuation of investments in private equity funds, or funds of funds, relies primarily on information relating to net asset value (NAV) provided by the general partners of such funds. In the case of an insolvency or the filing for Chapter 11 (liquidation) of a fund, the Allianz Group records an impairment. In addition, the Allianz Group also analyses subjective criteria when assessing whether an other-than-temporary diminution in value has occurred. Specifically, all funds whose commitments are invested by more than 40% and whose running time exceeds 3 years, are subject to an impairment test. An impairment is recorded if the NAV provided by the general partner has continuously been for a period of more than six months 20% or more below the amortized cost. The impairment recorded by the Allianz Group constitutes the difference between the amortized costs, reduced by all or a portion of the relevant management fee, and the NAV of the fund.

VALUATIONS OF SECURITIES HELD-TO-MATURITY

     The fair value of individual securities held-to-maturity can fall temporarily below their carrying value, but, provided there is no risk resulting from changes in financial standing, no impairment is recorded for such securities. Impairment charges on securities held-to-maturity totaled E10 million at December 31, 2003 and E31 million in 2002.

IMPAIRMENT CHARGES

     For the year ended December 31, 2003, other expenses for investments totaled E9,848 million, of which E5,125 million related to realized losses and E4,723 million related to depreciation and impairments. Of the total amount of realized losses in 2003, E5,018 million related to securities available-for-sale, E3 million to securities held-to-maturity, E102 million to real estate used by third parties and E2 million to other investments. Of the amount related to depreciation and impairments, E4,412 million was attributable to impairments recorded on securities available-for-sale, E10 million to impairments recorded on securities held-to-maturity, E297 million to depreciation recorded on real estate used by third-parties and E4 million to impairments recorded on other investments. Of the available-for-sale impairments we recorded in 2003, E4,326 million related to equity securities, E64 million to corporate bonds, E9 million to government bonds and E13 million to other available-for-sale securities.

     For the year ended December 31, 2002, other expenses for investments totaled E14,866 million, of which E8,204 million related to realized losses and E6,662 million related to depreciation and impairments. Of the total amount of realized losses in 2002, E8,063 million related to securities available-for-sale, E4 million to securities held-to-maturity, E131 million to real estate used by third parties and E6 million to other investments. Of the amount related to depreciation and impairments, E6,287 million was attributable to impairments recorded on securities available-for-sale, E31 million to impairments recorded on securities held-to-maturity, E333 million to depreciation recorded on real estate used by third-parties and E11 million to impairments recorded on other investments. Of the available-for-sale impairments we recorded in 2002, E5,717 million related to equity securities, E345 million to corporate bonds, E202 million to government bonds and E23 million to other available-for-sale securities.

UNREALIZED LOSSES

     As of December 31, 2003, unrealized losses from securities available-for-sale totaled E2,077 million, of which E1,139 million were attributable to equity securities, E301 million to corporate bonds, E626 million to government bonds and E11 million to other securities. As of December 31, 2002, we recorded a total of E9,759 million unrealized losses. Of this amount, E9,303 million related to equity securities, E326 million to corporate bonds, E106 million to government bonds and E24 million to other securities. As of December 31, 2001, we recorded a total of E7,390 million unrealized losses. Of this amount, E5,601 million related to equity securities, E1,139 million to government bonds and E650 million to corporate bonds.

     The following tables set forth further details regarding the duration and amount below amortized cost of the Allianz Group's unrealized loss positions for equity securities as of December 31, 2003 and 2002. The length of time criterion reflects the period of time over which an equity security had continually been in the actual percentage decline category it was in on December 31, 2003 and December 31, 2002, respectively. We believe the following tables provide meaningful disclosure, as they capture the actual percentage decline category and related time period applicable at December 31, 2003 and December 31, 2002, respectively.

 EQUITY SECURITIES AGING TABLE: DURATION AND AMOUNT OF UNREALIZED LOSSES AS OF
                               DECEMBER 31, 2003

                                0-6 MONTHS   6-12 MONTHS   12-18 MONTHS   > 18 MONTHS    TOTAL
                                ----------   -----------   ------------   ------------   ------
                                                        (E IN MILLION)
LESS THAN 20%
Market Value..................    6,972          820             156           608        8,556
Amortized Cost................    7,701          960             177           664        9,502
Unrealized Loss...............     (729)        (140)            (21)          (56)        (946)
                                  -----         ----         -------          ----       ------
20% TO 50%
Market Value..................      161            9              55            83          308
Amortized Cost................      232           13              88           119          452
Unrealized Loss...............      (71)          (4)            (33)          (36)        (144)
                                  -----         ----         -------          ----       ------
GREATER THAN 50%
Market Value..................       10            2               4            22           38
Amortized Cost................       42            5              10            30           87
Unrealized Loss...............      (32)          (3)             (6)           (8)         (49)
                                  -----         ----         -------          ----       ------
TOTAL
Market Value..................    7,143          831             215           713        8,902
Amortized Cost................    7,975          978             275           813       10,041
Unrealized Loss...............     (832)        (147)            (60)         (100)      (1,139)

 EQUITY SECURITIES AGING TABLE: DURATION AND AMOUNT OF UNREALIZED LOSSES AS OF
                               DECEMBER 31, 2002

                                0-6 MONTHS   6-12 MONTHS   12-18 MONTHS   > 18 MONTHS    TOTAL
                                ----------   -----------   ------------   ------------   ------
                                                        (E IN MILLION)
LESS THAN 20%
Market Value..................    16,497        1,596          169            152        18,414
Amortized Cost................    19,639        1,968          185            165        21,957
Unrealized Loss...............    (3,142)        (372)         (16)           (13)       (3,543)
                                  ------        -----          ---            ---        ------
20% TO 50%
Market Value..................    10,858          567            6              2        11,433
Amortized Cost................    16,065          584            7              2        16,658
Unrealized Loss...............    (5,207)         (17)          (1)            (0)       (5,225)
                                  ------        -----          ---            ---        ------
GREATER THAN 50%
Market Value..................       426            1            1              0           428
Amortized Cost................       954            5            2              2           963
Unrealized Loss...............      (528)          (4)          (1)            (2)         (535)
                                  ------        -----          ---            ---        ------
TOTAL
Market Value..................    27,781        2,164          176            154        30,275
Amortized Cost................    36,658        2,557          194            169        39,578
Unrealized Loss...............    (8,877)        (393)         (18)           (15)       (9,303)

  DEBT SECURITIES AGING TABLE: DURATION AND AMOUNT OF UNREALIZED LOSSES AS OF
                               DECEMBER 31, 2003

                                0-6 MONTHS   6-12 MONTHS   12-18 MONTHS   > 18 MONTHS    TOTAL
                                ----------   -----------   ------------   ------------   ------
                                                        (E IN MILLIONS)
LESS THAN 20%
Market Value..................    38,200        8,237          444            573        47,454
Amortized Cost................    38,759        8,505          465            597        48,326
Unrealized Loss...............      (559)        (268)         (21)           (24)         (872)
                                  ------        -----          ---            ---        ------
20% TO 50%
Market Value..................         5            7            7            125           144
Amortized Cost................         7           10            9            166           192
Unrealized Loss...............        (2)          (3)          (2)           (41)          (48)
                                  ------        -----          ---            ---        ------
GREATER THAN 50%
Market Value..................         1            0            0              3             4
Amortized Cost................         1            1            0              9            11
Unrealized Loss...............        (0)          (1)           0             (6)           (7)
                                  ------        -----          ---            ---        ------
TOTAL
Market Value..................    38,206        8,244          451            701        47,602
Amortized Cost................    38,767        8,516          474            772        48,529
Unrealized Loss...............      (561)        (272)         (23)           (71)         (927)

  DEBT SECURITIES AGING TABLES: DURATION AND AMOUNT OF UNREALIZED LOSSES AS OF
                               DECEMBER 31, 2002

                                           0-6 MONTHS   6-12 MONTHS   > 12 MONTHS    TOTAL
                                           ----------   -----------   ------------   ------
                                                            (E IN MILLION)
LESS THAN 20%
Market Value.............................    6,023         2,422         2,219       10,664
Amortized Cost...........................    6,144         2,509         2,299       10,952
Unrealized Loss..........................     (121)          (87)          (80)        (288)
                                             -----         -----         -----       ------
20% TO 50%
Market Value.............................       79            63            60          202
Amortized Cost...........................      113            94            91          298
Unrealized Loss..........................      (34)          (31)          (31)         (96)
                                             -----         -----         -----       ------
GREATER THAN 50%
Market Value.............................        2            11            14           27
Amortized Cost...........................       15            25            35           75
Unrealized Loss..........................      (13)          (14)          (21)         (48)
                                             -----         -----         -----       ------
TOTAL
Market Value.............................    6,104         2,496         2,293       10,893
Amortized Cost...........................    6,272         2,628         2,425       11,325
Unrealized Loss..........................     (168)         (132)         (132)        (432)

REVERSALS OF IMPAIRMENTS

     For equity securities, if, in a subsequent period, the amount of the impairment previously recorded on a security decreases, the impairment is reversed through other income for investments in the Allianz Group's consolidated income statement. For fixed income securities, if, in a subsequent period, the amount of the impairment previously recorded on a security decreases and the decrease can be objectively related to an event occurring after the impairment, such as an improvement in the debtor's credit rating, the impairment is reversed through other income for investments in the Allianz Group's consolidated income statement. For both equity and fixed income securities, such reversals do not result in a carrying amount of a security that exceeds what would have been, had the impairment not been recorded, at the date of the impairment is reversed. For the years ended December 31, 2003, 2002 and 2001, we recorded reversals of impairments of E2,132 million (AFS E2,129 million; HTM E3 million), E681 million (AFS E679 million; HTM E2 million) and E191 million (AFS E184 million; HTM E7 million), respectively.

                  DISCUSSION OF OPERATIONS BY BUSINESS SEGMENT

INSURANCE OPERATIONS

     We provide property-casualty and life/health products and services on an individual and group basis in more than 70 countries worldwide. In our property-casualty business, we provide, among other things, automobile, homeowners, travel and other personal lines products and are a leading provider of commercial and industrial coverage to business enterprises of all sizes, including many of the world's largest companies. Our life/health insurance businesses provide endowment, annuity and term insurance products and a wide range of health, disability and related coverage to individual insured, as well as group life, group health and pension products to employers. In addition to strong local positions, we have established leading positions in certain specialty lines on a global basis, including credit insurance, marine and aviation insurance, international industrial reinsurance through Allianz Global Risks Re, and travel and assistance insurance.

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

                     PROPERTY-CASUALTY INSURANCE OPERATIONS

     The following table sets forth certain financial information for our property-casualty operations for the years indicated:

                                                                    YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------
                                                            2003             2002              2001
                                                           -------          -------           -------
                                                                        (E IN MILLIONS)
Gross premiums written...................................   43,420           43,294            42,137
Premiums earned(net)(1)..................................   37,277           36,458            34,428
Interest and similar income..............................    4,165            4,473             5,068
Income from affiliated enterprises, joint ventures and
  associated enterprises.................................    3,611(2)         8,494(4)            889
Other income from investments............................    4,892(3)         3,652             4,307
Trading income...........................................   (1,490)             207             1,451
Fee and commission income, and income from service
  activities.............................................      522              521             1,425
Other income.............................................    1,795            1,751             1,202
                                                           -------          -------           -------
  Total income...........................................   50,772           55,556            48,770
                                                           -------          -------           -------
Insurance benefits(net)(5)...............................  (26,923)         (28,932)          (28,200)
Interest and similar expenses............................   (1,566)          (1,564)           (1,323)
Other expenses for investments...........................   (3,141)          (3,857)           (2,888)
Loan loss allowance......................................      (10)              (7)               (4)
Acquisition costs and administrative expenses(6).........   (9,972)         (10,521)          (10,042)
Amortization of goodwill.................................     (383)            (370)             (349)
Other expenses...........................................   (3,048)          (2,999)           (3,555)
                                                           -------          -------           -------
  Total expenses.........................................  (45,043)         (48,250)          (46,361)
                                                           -------          -------           -------
Earnings from ordinary activities before taxation........    5,729            7,306             2,409
Taxes....................................................     (641)             495               701
Minority interests in earnings...........................     (407)            (806)             (746)
                                                           -------          -------           -------
Net income...............................................    4,681            6,995             2,364
                                                           =======          =======           =======

---------------

(1) Net of earned premiums ceded to reinsurers of E5,539 million, E6,236 million and E6,609 million in 2003, 2002 and 2001, respectively. (Written premiums ceded to reinsurers, after eliminating intra-Group transactions, were E5,404 million, E6,150 million, and E6,669 million in 2003, 2002, and 2001, respectively.)

(2) Includes realized gains of E2,839 million and E78 million from sales of Beiersdorf AG and Munich Re shares, respectively.

(3) Includes realized gains of E858 million and E246 million from sales of Munich Re and Credit Lyonnais shares, respectively.

(4) Includes realized gains of E1,886 million from sales of Munich Re shares and E713 million on the sale of a real estate subsidiary in Italy, as well as significant income from intercompany transactions, including realized gains of E3,332 million from the transfer of Munich Re shares from Allianz AG to Dresdner Bank and dividend income of E382 million from Dresdner Bank. The gains on these intercompany transactions were eliminated at the Allianz Group level.

(5) Includes loss and loss adjustment expenses of E26,659 million, E28,502 million and E27,919 million in 2003, 2002 and 2001, respectively.

(6) Includes net underwriting costs of E9,511 million, E10,015 million, E9,543 million in 2003, 2002 and 2001, respectively.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Gross Premiums Written. Our gross premiums written from property-casualty operations in 2003 increased by E126 million, or 0.3%, to E43,420 million from E43,294 million in 2002. Eliminating the effect of exchange rate movements, which decreased 2003 gross premiums written by E1,690 million, and changes in the scope of consolidation, which increased 2003 gross premiums written by E166 million, gross premiums written increased by 4.0%. This increase was primarily as a result of rate increases, particularly in Germany, France, Spain and the United States, and growth in new business, particularly in Central and Eastern Europe. The increase was offset in part by a more selective underwriting policy and portfolio review measures, particularly in France, the United States and in our international industrial reinsurance business.

     Premiums Earned (Net). On an Allianz Group-wide basis, property-casualty net premiums earned in 2003 and 2002 reflected earned premiums ceded to reinsurers of E5,539 million and E6,236 million, respectively. Net premiums earned increased by E819 million, or 2.2%, to E37,277 million in 2003 from E36,458 million in 2002, due primarily to the decrease in premium ceded to reinsurers, resulting from, among others, a decrease in proportional reinsurance coverage and an increase in non-proportional reinsurance coverage. See Note 11 to our consolidated financial statements.

     Trading Income. Trading income from our property-casualty operations decreased significantly by E1,697 million, to a loss of E1,490 million in 2003 from income of E207 million in 2002, due primarily to E1,351 million in losses in the first half of 2003 relating to the use of certain derivative financial instruments to hedge our equity exposure but do not qualify for hedge accounting. For additional information, see "-- Asset Management
Operations -- Group's Own Investments -- Year Ended December 31, 2003 Compared to Year Ended December 31, 2002." Gains or losses on such financial instruments arising from valuation at fair value are included in trading income while gains or losses on the fair value valuation of the hedged equity investments are included in shareholders' equity.

     Insurance Benefits (Net). Net insurance benefits for our worldwide property-casualty business, which consist of claims paid, changes in reserves for loss and loss adjustment expenses, changes in other reserves and expenses of premium refunds, decreased by E2,009 million, or 6.9%, to E26,923 million in 2003 from E28,932 million in 2002. The decrease in net insurance benefits was due primarily to improved claims experience in 2003, reflecting portfolio review and other underwriting measures, particularly in France, the United States and in our international industrial reinsurance business, as well as the high level of net insurance benefits in 2002, which reflected asbestos and environmental reserve-strengthening measures at Fireman's Fund and net claims related to severe flooding in Germany and Central and Eastern Europe. See "-- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Insurance Benefits
(Net)."

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses consist primarily of changes in deferred policy acquisition costs, administrative expenses, and net underwriting costs. Net underwriting costs of E9,511 million in 2003 decreased by E504 million, or 5.0%, over 2002 levels of E10,015 million, due primarily to increased operating efficiencies as well as cost reduction measures at Allianz Group companies.

     The following table sets forth net loss, expense and combined ratio information for our property-casualty operations by geographic region for the years 2003 and 2002:

                                                  YEAR ENDED DECEMBER 31, 2003
                                     -------------------------------------------------------
                                               REST OF           REST OF   SPECIALTY
                                     GERMANY   EUROPE    NAFTA    WORLD      LINES     TOTAL
                                     -------   -------   -----   -------   ---------   -----
Loss ratio(1)......................   71.4%     73.6%    70.0%    71.2%      61.6%     71.5%
Expense ratio(2)...................   25.7%     24.1%    28.2%    26.4%      29.3%     25.5%
                                      ----      ----     ----     ----       ----      ----
Combined ratio.....................   97.1%     97.7%    98.2%    97.6%      90.9%     97.0%

                                                 YEAR ENDED DECEMBER 31, 2002
                                    -------------------------------------------------------
                                              REST OF           REST OF   SPECIALTY
                                    GERMANY   EUROPE    NAFTA    WORLD      LINES     TOTAL
                                    -------   -------   -----   -------   ---------   -----
Loss ratio(1).....................    74.2%     76.8%   94.6%     74.5%      75.9%     78.2%
Expense ratio(2)..................    28.3%     24.6%   32.9%     28.1%      32.5%     27.5%
                                     -----     -----    -----    -----      -----     -----
Combined ratio....................   102.5%    101.4%   127.5%   102.6%     108.4%    105.7%

---------------

(1) Represents ratio of total loss and loss adjustment expenses to net earned premium.

(2) Represents ratio of net underwriting costs to net earned premium.

     The overall decrease in the Allianz Group combined ratio to 97.0% in 2003 from 105.7% in 2002 reflects the decrease in the Allianz Group's loss ratio to 71.5% in 2003 from 78.2% in 2002, as well as the decrease in the Allianz Group's expense ratio to 25.5% in 2003 from 27.5% in 2002. The Allianz Group loss ratio was affected primarily by improved loss ratios in most of our major markets, particularly in Germany, the United States and France and in our international industrial reinsurance specialty line. The decrease in the loss ratio in our German property-casualty operations was due to improved claims experience in 2003 as compared to 2002, which reflected net claims related to severe flooding in Germany and Central and Eastern Europe. The improved loss ratios in our property-casualty operations in France, the United States and our international industrial reinsurance business reflected the successful turnaround programs implemented in 2003, which included rate increases, adequate risk pricing, more selective underwriting policies and portfolio review measures. The improvement of the United States loss ratio in 2003 also reflects the absence of the asbestos and environmental reserve-strengthening measures that was recorded in 2002. See "-- Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 -- Insurance Benefits (Net)." The Allianz Group expense ratio decreased to 25.5% in 2003 compared to 27.5% in 2002, reflecting both the increase in net premiums earned and improvements in operating efficiencies in many of our major markets, including, in particular, reduced administrative expenses and distribution costs in Germany, which in 2002 included expenses relating to the development of the distribution capacity in Germany, as well as in the United States, which was primarily due to headcount reductions as the result of our turnaround program.

     Net Income. Net income from property-casualty insurance operations in 2003 decreased by E2,314 million, or 33.1%, to E4,681 million in 2003 compared with E6,995 million in 2002. The decrease was attributable primarily to decreased investment results, reflecting the E1,697 decrease in net trading income discussed above, the high levels of investment-related realized gains and intercompany transactions recorded in 2002. See "-- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Net Income" for further information. In 2003, the segment recorded realized gains in connection with the sale of our shareholdings in Beiersdorf AG (E2,839 million), Munich Re (E936 million) and Credit Lyonnais (E246 million), as well as the sale of other shareholdings in our equity portfolio, due primarily to our decision to reduce our exposure to equity investments. As our shareholdings in Beiersdorf AG and Munich Re were reduced to less than 20% following the dispositions in 2003, we ceased to account for these companies using the equity method with effect from December 31, 2003 and March 31, 2003, respectively. Despite the recovery of the stock markets starting from the second quarter of 2003, depreciation and impairments recorded on investments were E1,834 million in 2003, as compared to E2,340 million in 2002, primarily due to the weak stock markets during the first quarter of 2003 as well as impairments recorded on certain equity investments in the fourth quarter of 2003. For additional information, see "-- Investment Portfolio Impairments and Unrealized Losses -- Unrealized Losses."

     Amortization of Goodwill. Amortization of goodwill in our banking operations was E263 million in 2003, an increase of E22 million, or 9.1%, from E241 million in 2002, attributable primarily to the acquisitions of additional shareholdings in Dresdner Bank during 2002. See Note 3 to our consolidated financial statements.

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

     Premiums Earned (Net). On an Allianz Group-wide basis, property-casualty net premiums earned in 2002 and 2001 reflected earned premiums ceded to reinsurers of E6,236 million and E6,609 million, respectively. Net premiums earned increased by E2,030 million, or 5.9%, to E36,458 million in 2002 from E34,428 million in 2001, which exceeded the 2.7% increase in gross premiums written and reflected the decrease in earned premiums ceded to reinsurers.

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

     Insurance Benefits (Net). Net insurance benefits for our worldwide property-casualty business, which consist of claims paid, changes in reserves for loss and loss adjustment expenses, changes in other reserves and expenses of premium refunds, increased by E732 million, or 2.6%, to E28,932 million in 2002 from E28,200 million in 2001. Of this amount in 2002, E762 million related to asbestos and environmental reserve-strengthening measures at Fireman's Fund. An additional approximately E710 million was attributable to net claims relating to severe flooding in Germany and Central and Eastern Europe in July and August 2002. The increase in net insurance benefits in 2002 followed on an already high level of net insurance benefits in 2001, which reflected claims from the terrorist attack of September 11, 2001. For additional information on reserve-strengthening measures at our U.S. property-casualty insurance subsidiaries, see "-- Property-Casualty Insurance Reserves -- Asbestos and Environmental Reserves in the United States."

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses consist primarily of changes in deferred policy acquisition costs, administrative expenses, and net underwriting costs. Net underwriting costs of E10,015 million in 2002 increased E472 million, or 4.9%, over 2001 levels of E9,543 million, which slightly exceeded our property-casualty premium growth rate of 2.7% due primarily to reduced commission income from reinsurance business ceded, reflecting higher overall retention levels. The increased expenses were offset in part by increased operating efficiencies at Allianz Group companies and cost reduction measures.

     The following table sets forth net loss, expense and combined ratio information for our property-casualty operations by geographic region for the years 2002 and 2001:

                                                 YEAR ENDED DECEMBER 31, 2002
                                    -------------------------------------------------------
                                              REST OF           REST OF   SPECIALTY
                                    GERMANY   EUROPE    NAFTA    WORLD      LINES     TOTAL
                                    -------   -------   -----   -------   ---------   -----
Loss ratio(1).....................    74.2%     76.8%   94.6%     74.5%      75.9%     78.2%
Expense ratio(2)..................    28.3%     24.6%   32.9%     28.1%      32.5%     27.5%
                                     -----     -----    -----    -----      -----     -----
Combined ratio....................   102.5%    101.4%   127.5%   102.6%     108.4%    105.7%

                                                 YEAR ENDED DECEMBER 31, 2001
                                    -------------------------------------------------------
                                              REST OF           REST OF   SPECIALTY
                                    GERMANY   EUROPE    NAFTA    WORLD      LINES     TOTAL
                                    -------   -------   -----   -------   ---------   -----
Loss ratio(1).....................    76.2%     80.3%   99.9%     72.8%      66.5%     81.1%
Expense ratio(2)..................    26.8%     26.2%   29.2%     32.9%      39.5%     27.7%
                                     -----     -----    -----    -----      -----     -----
Combined ratio....................   103.0%    106.5%   129.1%   105.7%     106.0%    108.8%

---------------

(1) Represents ratio of total loss and loss adjustment expenses to net earned premium.

(2) Represents ratio of net underwriting costs to net earned premium.

     The overall decrease in the Allianz Group combined ratio to 105.7% in 2002 from 108.8% in 2001 reflects the decrease in the Allianz Group's loss ratio to 78.2% in 2002 from 81.1% in 2001. The Allianz Group loss ratio was affected primarily by improved loss ratios in the Allianz Group's reinsurance operations at Allianz AG and in many of the Allianz Group's major markets, reflecting rate increases, particularly in our automobile lines, and decreased claim frequency. These improvements were offset in part by increased net claims related to severe flooding in Germany and Central and Eastern Europe in July and August 2002 and a series of other storms, asbestos and environmental reserve-strengthening measures at Fireman's Fund and increased net claims in our credit insurance. Excluding the effect of the flooding-related claims and the asbestos and environmental reserve-strengthening measures in 2002 and the effects of the September 11, 2001 terrorist attack in 2001, the Allianz Group loss ratio would have decreased to 74.2% in 2002 from 76.7% in 2001. The Allianz Group expense ratio was largely unchanged at 27.5% in 2002 compared to 27.7% in 2001. Increased expenses relating to the development of the distribution capacity in Germany were offset by increased operating efficiencies at other Allianz Group companies.

     Net Income. Net income from property-casualty insurance operations in 2002 increased by E4,631 million, or 195.9%, to E6,995 million in 2002 compared with E2,364 million in 2001. The increase was due primarily to investment-related items, including realized gains of E1,886 million from open market sales of Munich Re shares, approximately E1,100 million from open market sales of Vodafone AG shares and E713 million on the sale of a real estate subsidiary in Italy, as well as realized gains from the sale of other shareholdings in the Allianz Group's German equity portfolio. The segment also recorded significant income from intercompany transactions, including realized gains of E3,332 million from the transfer of Munich Re shares from Allianz AG to Dresdner Bank, dividend income of E382 million from Dresdner Bank and E224 million from the sale of Vereinte Lebensversicherung AG from Vereinte Versicherung AG to Allianz Lebensversicherungs -- AG (or Allianz Leben). The gains on these intercompany transactions were eliminated at the Allianz Group level. These increases were offset in part by realized losses of E1,536 million and net investment writedowns of E2,027 million, reflecting weakness in the capital markets. Excluding these investment related items, net income from property-casualty operations in 2002 reflected significantly increased net insurance benefits, including primarily E762 million relating to asbestos and environmental reserve-strengthening measures at Fireman's Fund and E710 million in net claims relating to severe flooding in Germany and Central and Eastern Europe in July and August 2002, offset in part by the increase in net insurance premiums attributable to rate increases in most of our major markets.

     Amortization of goodwill was E370 million in 2002, an increase of E21 million, or 6.0%, from E349 million in 2001, largely as a result of the amortization of goodwill associated with our acquisition of additional shareholdings in Frankfurter Versicherungs -- AG and Bayerische
Versicherungsbank AG in June 2002. Minority interests in earnings increased to E816 million in 2002 from E746 million in 2001.

PROPERTY-CASUALTY LOSS RESERVES

     We establish loss reserves in our property-casualty business to cover our future payment obligations under insurance claims where either the amount of benefits to be paid or the date when payments are to be made is not yet fixed. The reserve is calculated using recognized actuarial methods to arrive at an estimated amount necessary to settle claims in full. For additional information on our property-casualty loss reserves, including discussion of our reserves by region and line of business, see
"-- Property-Casualty Insurance Reserves" and Note 16 to our consolidated financial statements.

     In 2003, our gross consolidated IFRS loss reserves decreased by E3,410 million, or 5.7%, to E56,244 million compared to E59,654 million in 2002, reflecting primarily the strengthening of the Euro relative to the U.S. dollar, the British pound sterling and the Swiss franc during 2003, which decreased the reserves denominated in the latter three currencies by E2.8 billion in 2003. Reserves in the U.S. dollar also reflected the exit from some lines of business, including surety at Fireman's Fund and general liability at Allianz Global Risks US Insurance Company Burbank.

     In 2002, our gross consolidated IFRS loss reserves decreased by E1,822 million, or 2.9%, to E59,654 million compared to E61,476 million in 2001, reflecting primarily a decrease from the high levels of 2001 that resulted from the terrorist attack of September 11, 2001. The decrease in 2002 was offset in part primarily by asbestos and environmental reserve-strengthening measures in our U.S. operations, as well as smaller reserve increases in France and Italy. In the United States, we recorded a net increase of E762 million relating to asbestos and environmental exposures at our U.S. subsidiary Fireman's Fund for accident years 1987 and prior. We recorded this increase in September 2002 following completion of a study by external and internal actuaries of Fireman's Funds asbestos and environmental liabilities, which reflected deteriorating industry-wide loss trends. See "-- Property-Casualty Insurance
Reserves -- Asbestos and Environmental Reserves in the United States." Following the re-evaluation of certain lines of business in 2002, we also increased reserves relating to liability and workers' compensation at Fireman's Fund for accident years 2000 and 1999. In addition, we increased general liability reserves by E921 million at Allianz Insurance Co. for accident years 1997 to 2001 as a result of an actuarial analysis and more conservative re-underwriting in 2002, and property reserves at Allianz Insurance Co. by E184 million due to additional provisions relating to the terrorist attack of September 11, 2001. These increases were offset in part by favorable developments in commercial multi-peril and surety reserves at Fireman's Fund for the accident year 2000. In France, we increased gross loss reserves by E360 million in 2002, reflecting adverse reserve development in AGF's motor liability (E185 million), general liability (E105 million) and property (E50 million) lines, offset by favorable development at Euler Hermes and Allianz Marine & Aviation. In Italy, we strengthened reserves in 2002 relating to motor liability and general liability at RAS Group.

               PROPERTY-CASUALTY OPERATIONS BY GEOGRAPHIC REGION

     The following table sets forth our property-casualty gross premiums written and earnings after taxes and before goodwill amortization by geographic region. Consistent with our general practice, gross premiums written and earnings after taxes and before goodwill amortization by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

                                                      YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------
                                     2003                      2002                      2001
                            -----------------------   -----------------------   -----------------------
                                         EARNINGS                  EARNINGS                  EARNINGS
                                       AFTER TAXES               AFTER TAXES               AFTER TAXES
                             GROSS      AND BEFORE     GROSS      AND BEFORE     GROSS      AND BEFORE
                            PREMIUMS     GOODWILL     PREMIUMS     GOODWILL     PREMIUMS     GOODWILL
                            WRITTEN    AMORTIZATION   WRITTEN    AMORTIZATION   WRITTEN    AMORTIZATION
                            --------   ------------   --------   ------------   --------   ------------
                                                          (E IN MILLIONS)
Germany(1)................   12,646       4,239        12,314         9,068      12,644        3,773
Rest of Europe(1).........   21,496       1,536        20,494         1,889      19,606          848
NAFTA.....................    5,344         (95)        5,992          (944)      6,822       (1,030)
Rest of World.............    2,329         114         2,428            38       2,401           39
Specialty Lines(1)........    4,801         278         4,948          (200)      2,321           94
Consolidation
  adjustments.............   (3,196)       (601)       (2,882)       (1,680)     (1,657)        (265)
                             ------       -----        ------      --------      ------       ------
  Subtotal................   43,420       5,471        43,294         8,171      42,137        3,459
Amortization of
  goodwill................       --        (383)           --          (370)         --         (349)
Minority interests........       --        (407)           --          (806)         --         (746)
                             ------       -----        ------      --------      ------       ------
  Total...................   43,420       4,681        43,294         6,995      42,137        2,364
                             ======       =====        ======      ========      ======       ======

---------------

(1) Reflects the transfers, effective January 1, 2002, of marine, aviation and industrial transport insurance business and international industrial reinsurance business to our Marine and Aviation and International Industrial Risks Reinsurance specialty lines, respectively. See "-- Specialty Lines."

                                    GERMANY

DESCRIPTION OF BUSINESS

     Germany is one of the world's largest property-casualty insurance markets, based on gross premiums written in 2003. We were the largest provider of property-casualty insurance in Germany, as measured by gross premiums written in 2003. Germany is our most important single market for property-casualty insurance. As a percentage of our total property-casualty gross premiums written worldwide, Germany accounted for 27.1% in 2003, 26.7% in 2002 and 28.9% in 2001.

     We conduct our property-casualty insurance operations in Germany primarily through the Sachversicherungsgruppe Deutschland (or the German Property-Casualty Group), which handles most of our lines of property-casualty insurance in Germany, other than credit insurance and marine and aviation insurance. Allianz AG, the parent company of the Allianz Group, acts as the Allianz Group's reinsurer for almost all of the Allianz Group's insurance operations, other than international industrial reinsurance. In addition, Allianz AG underwrites a relatively small amount of reinsurance with customers outside of the Allianz Group. The Allianz Group's international industrial reinsurance needs are largely handled by Allianz Global Risks Re. See "-- Specialty
Lines -- Description of Business -- Allianz Global Risks Ruckversicherungs-AG."

GERMAN PROPERTY-CASUALTY GROUP

     The German Property-Casualty Group comprises a number of different operating entities, some of which offer a full range of property-casualty lines and one which provides specialized coverage:

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

     In 2003, we merged Kraft Versicherungs-AG into Vereinte Spezial Versicherung AG, with retroactive effect from January 1, 2003.

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

     While our insurance operations in Germany generally operate on a decentralized basis through separate operating entities, many of our products in Germany are distributed through common or overlapping distribution systems. The importance of these distribution channels varies by type of business. For the German Property-Casualty Group's personal and commercial lines, the network of full-time tied agents is our most important distribution channel. For industrial lines, the brokerage channel predominates. In connection with our acquisition of Dresdner Bank in 2001, we have placed approximately 1,020 insurance specialists to sell both life insurance products and property-casualty insurance products at Dresdner Bank branches throughout Germany at December 31, 2003. The relative importance of each of these distribution channels also varies by region and by product mix.

     The following sets forth certain key data concerning our German insurance distribution systems as they related to property-casualty insurance at and for the year ended December 31, 2003:

                                                                            % OF 2003
                                                                        PROPERTY-CASUALTY
                                                            NUMBER(1)       PREMIUMS
                                                            ---------   -----------------
Full-time tied agents.....................................   11,487            65.8
Part-time tied agents.....................................   43,717             6.3
Brokers...................................................    6,157            13.7
Banks.....................................................    2,440(2)          3.4
Other(3)..................................................       --            10.8
                                                             ------           -----
  Total...................................................       --           100.0
                                                             ======           =====

---------------

(1) Represents the total number in Germany for all Allianz Group segments.

(2) Represents the number of German branches at Dresdner Bank (783), Oldenburgische Landesbank (177), Reuschel Bank (10), and at unaffiliated banks, comprising Volks- und Raiffeisenbanken (1,463) and

    Industrie Kredit-Bank (7), with which we have distribution agreements covering our property-casualty and life/health insurance products.

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

ALLIANZ AG

     Allianz AG, the parent company of the Allianz Group, acts as the Allianz Group's reinsurer for almost all of our insurance operations, other than international industrial reinsurance. In addition, Allianz AG assumes a relatively small amount of reinsurance from non-Allianz Group companies. Each subsidiary is able to place reinsurance directly with reinsurers other than Allianz AG, but Allianz AG has a preferred partnership with respect to reinsurance cessions of its subsidiaries based on ordinary market terms and conditions. For the years ended December 31, 2003, 2002 and 2001, Allianz AG assumed 39.1%, 39.4% and 41.5%, respectively, of all reinsurance ceded by Allianz Group companies.

     While the Allianz Group remains liable as a primary insurer notwithstanding the ceding of reinsurance to third parties, our evaluation criteria, which include the claims-paying and debt ratings, capital and surplus levels, and marketplace reputation of our reinsurers, are such that we believe any risks of collectibility to which we are exposed are not significant, and historically Allianz Group companies have not experienced difficulty in collecting from their reinsurers. Munich Re is our primary outside reinsurer. For the fiscal years ended December 31, 2003, 2002 and 2001, the Munich Re Group assumed E2,250 million, E2,300 million and E2,400 million in written premiums from us, representing 33.9%, 31.3% and 30.6%, respectively, of our total written premiums ceded to reinsurers. See Note 11 and 41 to the consolidated financial statements for further information.

     The following table sets forth ceded written premiums ceded by the Allianz Group to the Munich Re Group and other reinsurers for the years indicated:

                                                     YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------
                                              2003            2002            2001
                                          -------------   -------------   -------------
                                            E       %       E       %       E       %
                                          -----   -----   -----   -----   -----   -----
                                                         (E IN MILLIONS)
Munich Re Group.........................  2,250    33.9   2,300    31.3   2,400    30.6
Other Reinsurers........................  4,394    66.1   5,057    68.7   5,438    69.4
                                          -----   -----   -----   -----   -----   -----
  Total.................................  6,644   100.0   7,357   100.0   7,838   100.0
                                          =====   =====   =====   =====   =====   =====

     Allianz AG acts as the primary reinsurer of our German property-casualty subsidiaries, other than our credit insurance subsidiary, Euler Hermes, and our international industrial reinsurance unit, Allianz Global Risks Re, for which Munich Re is the primary reinsurer. See "-- Specialty Lines Description of Business -- Allianz Global Risks Ruckversicherungs-AG." In the life/health area, Allianz AG and Munich Re each assume 50% of the reinsurance ceded by Allianz Lebensversicherungs-AG, the main operating company for our German life insurance operations. Outside of Germany, Allianz AG acts as a reinsurer of Allianz Group subsidiaries, with a preferred partnership on all business ceded, and provides centralized advice to subsidiaries on structuring their own reinsurance programs, establishing lists of permitted reinsurers, and monitoring aggregate exposures to catastrophes and other events.

     The following table sets forth the reinsurance assumed by Allianz AG by gross premiums written for the years shown:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2003     2002     2001
                                                              ------   ------   ------
                                                                  (E IN MILLIONS)
From German Property-Casualty Group subsidiaries............  2,909    3,028    3,024
From German life/health subsidiaries........................    589      638      539
From Euler Hermes...........................................    173      155      107
From other subsidiaries.....................................  1,161    1,190    1,170
                                                              -----    -----    -----
  Subtotal..................................................  4,832    5,011    4,840
From non-Allianz Group companies............................    653      589      847
                                                              -----    -----    -----
  Total.....................................................  5,485    5,600    5,687
                                                              =====    =====    =====

     Allianz AG writes a limited amount of third-party reinsurance, with premiums totaling E653 million in 2003, E589 million in 2002 and E847 million in 2001. Other than Munich Re Group, which represented E301 million, E240 million and E511 million, or 46.1%, 40.7% and 60.3% of Allianz AG's third-party assumed reinsurance in 2003, 2002 and 2001, respectively, no single third party accounted for any significant amount of reinsurance assumed in such years. See "Major Shareholders and Related Party Transactions."

RESULTS OF OPERATIONS

     The following table shows key financial data for our German property-casualty operations. Gross premiums written and earnings after taxes and before goodwill amortization by operating company are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different countries and different segments.

                     GERMANY -- PROPERTY-CASUALTY: KEY DATA

                                                      YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------
                                     2003                      2002                      2001
                            -----------------------   -----------------------   -----------------------
                                         EARNINGS                  EARNINGS                  EARNINGS
                                       AFTER TAXES               AFTER TAXES               AFTER TAXES
                             GROSS      AND BEFORE     GROSS      AND BEFORE     GROSS      AND BEFORE
                            PREMIUMS     GOODWILL     PREMIUMS     GOODWILL     PREMIUMS     GOODWILL
                            WRITTEN    AMORTIZATION   WRITTEN    AMORTIZATION   WRITTEN    AMORTIZATION
                            --------   ------------   --------   ------------   --------   ------------
                                                          (E IN MILLIONS)
German Property-Casualty
  Group...................   10,109          586        9,782        1,869       10,075       1,660
Allianz AG................    5,485        4,829        5,600        9,360(1)     5,687       2,516
Consolidation
  adjustments.............   (2,948)      (1,176)      (3,068)      (2,161)      (3,118)       (403)
                             ------       ------       ------       ------       ------       -----
Total.....................   12,646        4,239       12,314        9,068       12,644       3,773
                             ======       ======       ======       ======       ======       =====

---------------

(1) Includes significant investment related results. See "-- Property-Casualty Insurance Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Net Income."

     The following table shows the composition of the German Property-Casualty Group's gross premiums written by product line for each of the years shown:

 GERMAN PROPERTY-CASUALTY GROUP: GROSS PREMIUMS WRITTEN BY LINE OF BUSINESS(1)

                                                     YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------
                                              2003            2002            2001
                                          -------------   -------------   -------------
                                            E       %       E       %       E       %
                                          -----   -----   -----   -----   -----   -----
                                                 (E IN MILLIONS, EXCEPT % DATA)
Automobile liability....................  2,401    24.0   2,376    24.7   2,330    23.9
Fire and property(2)....................  1,584    15.9   1,528    15.9   1,514    15.5
Other automobile........................  1,562    15.6   1,481    15.4   1,468    15.0
Personal accident.......................  1,497    15.0   1,440    14.9   1,401    14.4
Liability(3)............................  1,264    12.7   1,209    12.6   1,293    13.3
Legal Expense...........................    394     3.9     384     3.9     382     3.9
Transport and aviation(4)...............     79     0.8      70     0.7     259     2.7
Other(5)................................  1,205    12.1   1,148    11.9   1,102    11.3
                                          -----   -----   -----   -----   -----   -----
  Total.................................  9,986   100.0   9,636   100.0   9,749   100.0
                                          =====   =====   =====   =====   =====   =====

---------------

(1) Does not reflect business assumed through reinsurance operations in the amount of E123 million in 2003, E146 million in 2002 and E326 million in 2001.

(2) Includes fire, household goods, building and other property insurance.

(3) Excludes aviation liability insurance with effect from January 1, 2002 due to the transfer of our aviation insurance activities into our specialty line, Marine and Aviation (see "-- Specialty Lines -- Description of Business -- Marine and Aviation").

(4) Includes only commercial transport insurance with effect from January 1, 2002, due to the transfer of our industrial transport and aviation insurance activities into our specialty line, Marine and Aviation (see "-- Specialty Lines -- Description of Business -- Marine and Aviation").

(5) Includes multi-line policies with individual customers in the former German Democratic Republic that were acquired through the acquisition of Deutsche Versicherungs-AG, as well as commercial multi-line property insurance.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Gross Premiums Written. Property-casualty gross premiums written in 2003 were E12,646 million, an increase of E332 million, or 2.7%, from 2002 levels of E12,314 million, reflecting growth in almost all lines of business, in particular automobile insurance. Growth in our automobile insurance line resulted mainly from rate increases and the increase of our share in the business contracted through the insurance service company of a large automobile group in Germany, offset in part by a more selective underwriting policy.

     Automobile liability and other automobile gross premiums written in Germany increased by E106 million, or 2.7%, to E3,963 in 2003 from E3,857 million in 2002, due primarily to rate increases and the increase of our share in the business contracted through the insurance service company of a large automobile group in Germany, offset in part by a more selective underwriting policy. The number of vehicles insured decreased to 8.80 million in 2003 from 8.97 million in 2002. Fire and property gross premiums written in Germany increased by E56 million, or 3.7%, to E1,584 million in 2003 from E1,528 million in 2002, primarily as a result of the introduction of multi-coverage fire and property policies to replace the existing single coverage policies. Personal accident gross premiums written increased by E57 million, or 4.0%, to E1,497 million in 2003 from E1,440 million in 2002, due primarily to continuing increases in new business. Liability gross premiums written increased by E55 million, or 4.5%, to E1,264 million in 2003 from E1,209 million in 2002, reflecting primarily rate increases. Premiums in our other lines of insurance increased by 4.9% due to the replacement of single-coverage policies by multi-coverage policies. Reinsurance assumed by the German Property-Casualty Group decreased by E23 million, or 15.8%, to E123 million in 2003 from E146 million in 2002, resulting from the German aviation reinsurance business.

     Reinsurance assumed by Allianz AG decreased by E115 million, or 2.1%, to E5,485 million in 2003 from E5,600 million in 2002, reflecting primarily an increase in the self-retention of companies in the German Property-Casualty Group, which led to a reduction in reinsurance ceded to Allianz AG. The decrease was offset in part by increased gross premiums written from expanded reinsurance relationships.

     Earnings After Taxes and Before Goodwill Amortization. In Germany, property-casualty earnings after taxes and before goodwill amortization decreased by E4,829 million, or 53.3%, to E4,239 million in 2003 from E9,068 million in 2002. The decrease was due primarily to decreased investment results, reflecting the high levels of realized gains and intercompany transactions in 2002. The gains on intercompany transactions were eliminated at the Allianz Group level. See "-- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Net Income." Investment results in 2003 reflected realized gains of E2,839 million and E936 million on the sales of our shareholding in Beiersdorf AG in December 2003 and Munich Re in 2003, respectively, and of other equity investments, as well as of intercompany transactions, including E342 million from the transfer of International Reinsurance Company S.A., Luxembourg, from Allianz AG to Allianz Europe Limited. The gains on intercompany transactions were eliminated at the Allianz Group level. Underwriting results also improved in 2003 due to rate increases as well as a lower level of large claims compared to 2002. Total net insurance benefits in Germany decreased by E485 million, or 6.1%, to E7,453 million in 2003 from E7,938 million in 2002, reflecting primarily the high levels of net insurance benefits in 2002, as well as reduced large claims and decreased claims in our automobile liability, property and other automobile lines. The loss ratio decreased to 71.4% in 2003 from 74.2% in 2002, reflecting primarily the decrease in claims in comparison to 2002 and increased net premiums earned. The expense ratio decreased to 25.7% in 2003 from 28.3% in 2002, due primarily to a reduction of administrative expenses and distribution costs, particularly at our administrative headquarters, in comparison to 2002, which reflected expenses incurred in connection with the build-out and integration of the distribution capacities of the Allianz Group and Dresdner Bank Group.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. Property-casualty gross premiums written in 2002 were E12,314 million, a decrease of E330 million, or 2.6%, from 2001 levels of E12,644 million, reflecting primarily the transfers effective January 1, 2002 of our marine, aviation and industrial transport business into Allianz Marine & Aviation, our separately reporting marine and aviation specialty line (see
"-- Specialty Lines -- Description of Business -- Marine and Aviation") and of our international industrial reinsurance activities from Allianz AG to Allianz Global Risks Re, our separately reporting international industrial reinsurance specialty line (see "-- Specialty Lines -- Description of Business Allianz Global Risks Ruckversicherungs-AG"). This decrease was offset in part by increases in gross premiums written in our automobile and other lines due to rate increases.

     Automobile liability and other automobile gross premiums written in Germany increased by E59 million, or 1.6%, to E3,857 in 2002 from E3,798 million in 2001, due primarily to rate increases, offset in part by a more selective underwriting policy. The number of vehicles insured decreased slightly to 8.97 million in 2002 from 9.17 million in 2001. Fire and property gross premiums written in Germany increased by E14 million, or 0.9%, to E1,528 million in 2002 from E1,514 million in 2001, primarily as a result of increases in residential fire insurance and other property insurance. Personal accident gross premiums written increased by E39 million, or 2.8%, to E1,440 million in 2002 from E1,401 million in 2001, due primarily to continuing increases in new business. Liability gross premiums written decreased by E84 million, or 6.5%, to E1,209 million in 2002 from E1,293 million in 2001, reflecting primarily the transfer of our aviation liability business to our marine and aviation specialty line (see "-- Specialty Lines -- Description of Business -- Marine and Aviation"), continued strong competition in commercial liability lines and portfolio review measures in our large industrial and corporate lines. Reinsurance assumed by the German Property-Casualty Group decreased by E180 million, or 55.2%, to E146 million in 2002 from E326 million in 2001, reflecting primarily the transfer of our marine, aviation and industrial transport business into our marine and aviation specialty line. Premiums in our other lines of insurance showed slight increases from 2001 levels.

     Reinsurance assumed by Allianz AG decreased by E87 million, or 1.5%, to E5,600 million in 2002 from E5,687 million in 2001, reflecting primarily the transfer effective January 1, 2002 of our international industrial reinsurance activities from Allianz AG into Allianz Global Risks Re, a decrease in reinsurance assumed from Munich Re Group related to the restructuring of the respective shareholdings of Allianz AG and Munich Re in certain jointly owned subsidiaries and affiliates in 2002 and a market-wide shift from proportional to non-proportional reinsurance coverage. See "Major Shareholders and Related Party Transactions -- Related Party Transactions -- Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft." The decrease was offset in part by strong rate increases in almost all lines of business and increased gross premiums written from expanded reinsurance relationships, predominantly with Allianz Group companies outside of Germany.

     Earnings After Taxes and Before Goodwill Amortization. In Germany, property-casualty earnings after taxes and before goodwill amortization increased by E5,295 million, or 140.3%, to E9,068 million in 2002 from E3,773 million in 2001. The increase was due primarily to increased investment results, including realized gains of E1,886 million from sales of Munich Re shares and approximately E1,100 million from sales of Vodafone AG shares, as well as realized gains from the sale of other shareholdings in the Allianz Group's German equity portfolio. We also recorded significant income from intercompany transactions, including realized gains of E3,332 million from the transfer of Munich Re shares from Allianz AG to Dresdner Bank, dividend income of E382 million from Dresdner Bank and E224 million from the sale of Vereinte Lebensversicherung AG from Vereinte Versicherung AG to Allianz Leben. The gains on these intercompany transactions were eliminated at the Allianz Group level. Total net insurance benefits in Germany decreased by E167 million, or 2.1%, to E7,938 million in 2002 from E8,105 million in 2001, due primarily to the transfers effective January 1, 2002 of our international industrial reinsurance and marine, aviation and industrial transport activities into our international industrial reinsurance and marine and aviation specialty lines, respectively. The decrease in net insurance benefits in Germany in 2002 also reflected decreased reinsurance claims at Allianz AG in comparison to the high level of net insurance benefits in 2001, which reflected claims from the terrorist attack of September 11, 2001. The decrease was partially offset by a substantial increase in natural catastrophe claims, including approximately E490 million in net claims related to flooding in Germany and Central and Eastern Europe in July and August 2002, as well as additional net claims related to Hurricane Isidore in Mexico in September 2002 (E25 million) and the windstorm "Jeanett" in Western Europe in October 2002 (E134 million). The loss ratio decreased to 74.2% in 2002 from 76.2% in 2001, reflecting primarily the decrease in claims in comparison to 2001 and the transfers of our industrial reinsurance and marine, aviation and transport activities into our industrial reinsurance and marine and aviation specialty lines, respectively. The expense ratio increased to 28.3% in 2002 from 26.8% in 2001, due primarily to increased personnel costs relating to employee pensions and expenses incurred in connection with the build-out and integration of distribution capacities of the Allianz Group and the Dresdner Bank Group.

                                 REST OF EUROPE

DESCRIPTION OF BUSINESS

     The Rest of Europe is, in the aggregate, our largest market for property-casualty insurance. As a percentage of our total property-casualty gross premiums written worldwide, the Rest of Europe accounted for of 46.1% in 2003, 44.4% in 2002 and 44.8% in 2001.

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

     France. We conduct our property-casualty insurance operations in France through Assurances Generales de France (or AGF, and together with its subsidiaries, the AGF Group). The AGF Group is the third-largest property-casualty insurance provider in France as measured by gross premiums written in 2003. The primary property-casualty insurance products which we offer in France are automobile, property, injury and liability for both individual and corporate customers. As of December 31, 2003, we held 58.5% of the share capital of AGF (or 63.5% after deduction of own shares held by AGF), with the remainder being publicly traded in France. We distribute our property-casualty products and services in France primarily through a network of general agents and brokers. We also utilize bancassurance and other direct sales channels.

     Italy. We conduct our property-casualty insurance operations in Italy primarily through Riunione Adriatica di Sicurta (or RAS, and together with its subsidiaries, the RAS Group) and Lloyd Adriatico, which we refer to together with our other Italian subsidiaries as our "Italian Subsidiaries." Taken together, the Italian Subsidiaries are the third-largest property-casualty insurer in the Italian market as measured by gross premiums written in 2003. The RAS Group operates in all personal and commercial property-casualty lines throughout Italy, while Lloyd Adriatico underwrites mainly personal lines. As of December 31, 2003, we held 55.5% of the voting rights of RAS, with the remainder being publicly traded in Italy, and 99.7% of the share capital of Lloyd Adriatico. The Italian Subsidiaries distribute our property-casualty products and services primarily through an extensive network of general agents, brokers and through Internet and telephone-based direct sales channels.

     United Kingdom. We are the sixth-largest provider of property-casualty insurance in the United Kingdom as measured by gross premiums written in 2003. We operate our property-casualty insurance business in the United Kingdom primarily through our wholly owned subsidiary Allianz Cornhill Insurance plc (or Allianz Cornhill). The primary property-casualty insurance products that Allianz Cornhill offers in the United Kingdom are generally similar to those offered by the German Property-Casualty Group in Germany. In addition, we sell a number of specialty products in the United Kingdom, including extended warranty and pet insurance. We distribute our property-casualty products and services in the United Kingdom through a range of distribution channels, including brokers and various product specific distribution channels, including affinity groups.

     Switzerland. We are the fourth-largest provider of property-casualty insurance in Switzerland as measured by gross premiums written in 2003, not including travel insurance. We conduct our property-casualty insurance operations in Switzerland primarily through the Allianz Suisse Versicherungsgesellschaft and its subsidiaries, which together we refer to as our "Swiss Property-Casualty Subsidiaries." The Swiss Property-Casualty Subsidiaries handle our lines of property-casualty insurance in Switzerland other than travel insurance. In addition, our wholly owned subsidiary Allianz Risk Transfer (or ART) sells conventional reinsurance as well as a variety of alternative risk transfer products for corporate customers worldwide. Our travel and assistance insurance subsidiary Mondial Assistance Group operates and is managed on a global basis and is discussed separately (see "-- Specialty Lines"). The Swiss Property-Casualty Subsidiaries and ART distribute our products and services through a wide range of tied and general agents, and also through brokers, bancassurance and other direct channels.

     Spain. We are the second-largest provider of property-casualty insurance in Spain as measured by gross premiums written in 2003. We serve the Spanish property-casualty insurance market through Allianz Compania de Seguros (Allianz Spain), and Fenix Directo. Allianz Spain has headquarters in Madrid and Barcelona, with regional offices throughout Spain. Allianz Spain offers a wide variety of traditional personal and commercial property-casualty insurance products, with an emphasis on automobile insurance. Allianz Spain distributes its products through agents, brokers and direct distribution channels.

     Netherlands. Our most important subsidiary in the Netherlands is Allianz Nederland Verzekeringsgroep. Our most important products are automobile and fire insurance. Our Netherlands subsidiaries distribute their products through independent agents and brokers.

     Austria. Allianz Elementar offers a broad range of property-casualty and health insurance products to individual and group customers in Austria. We distribute our property-casualty products in Austria primarily through employee agents, tied agents and brokers.

     Ireland. Our subsidiary Allianz Irish Life offers a wide variety of traditional property-casualty insurance products, including mainly automobile and commercial/industrial lines. Allianz Irish Life Holdings distributes its products primarily through brokers, and to a lesser extent through agents and banks as well as through telephone-based direct sales channels.

     Belgium. We conduct our property-casualty insurance business in Belgium primarily through AGF Belgium Insurance and Euler Hermes Credit Insurance Belgium, S.A. (N.V.). Our primary emphasis is on industrial insurance. We also have a significant position in the market in automobile insurance. We distribute our property-casualty products in Belgium mainly through brokers.

     Other. In addition, we have property-casualty insurance operations in Hungary, Slovakia, Portugal, the Czech Republic, Luxembourg, Poland, Romania, Greece, Bulgaria, Croatia and Russia. Except for Poland, we are one of the top three insurers in the Central- and Eastern European markets, and in Hungary, Slovakia and Bulgaria we are the largest insurer by market share. The primary products sold in these countries are mandatory third-party liability coverage and related additional coverage. We expect further increases in property-casualty gross premiums written as we work to build up our sales organization and exploit other synergies in our insurance operations in the rest of Europe. With Hungary, Poland, the Czech Republic and Slovakia having joined the European Union on May 1, 2004, we expect our business prospects for the coming years to be even more promising.

RESULTS OF OPERATIONS

     The following table shows key financial data for our Rest of Europe property-casualty operations. Consistent with our general practice, gross premiums written and earnings after taxes and before goodwill amortization by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different countries and different segments.

                 REST OF EUROPE -- PROPERTY-CASUALTY: KEY DATA

                                                      YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------
                                     2003                      2002                      2001
                            -----------------------   -----------------------   -----------------------
                                         EARNINGS                  EARNINGS                  EARNINGS
                                       AFTER TAXES               AFTER TAXES               AFTER TAXES
                             GROSS      AND BEFORE     GROSS      AND BEFORE     GROSS      AND BEFORE
                            PREMIUMS     GOODWILL     PREMIUMS     GOODWILL     PREMIUMS     GOODWILL
                            WRITTEN    AMORTIZATION   WRITTEN    AMORTIZATION   WRITTEN    AMORTIZATION
                            --------   ------------   --------   ------------   --------   ------------
                                                          (E IN MILLIONS)
France....................    5,367         321         4,941(1)      371         5,392          31
Italy.....................    5,117         474         4,939         893         4,585         487
United Kingdom............    2,538         206         2,711         256         2,507          94
Switzerland...............    1,742          60         1,747          62         1,750         155
Spain.....................    1,681          96         1,490          62         1,278          32
Other.....................    5,262         604         4,836         418         4,256         402
Consolidation
  adjustments.............     (211)       (225)         (170)       (173)         (162)       (353)
                             ------       -----        ------       -----        ------        ----
  Total...................   21,496       1,536        20,494       1,889        19,606         848
                             ======       =====        ======       =====        ======        ====

---------------

(1) Reflects the transfer, effective January 1, 2002 of our French marine, aviation and industrial transport business to our marine and aviation specialty line. See "-- Specialty Lines -- Description of Business -- Marine and Aviation."

              OTHER REST OF EUROPE -- PROPERTY-CASUALTY: KEY DATA

                                                      YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------
                                     2003                      2002                      2001
                            -----------------------   -----------------------   -----------------------
                                         EARNINGS                  EARNINGS                  EARNINGS
                                       AFTER TAXES               AFTER TAXES               AFTER TAXES
                             GROSS      AND BEFORE     GROSS      AND BEFORE     GROSS      AND BEFORE
                            PREMIUMS     GOODWILL     PREMIUMS     GOODWILL     PREMIUMS     GOODWILL
                            WRITTEN    AMORTIZATION   WRITTEN    AMORTIZATION   WRITTEN    AMORTIZATION
                            --------   ------------   --------   ------------   --------   ------------
                                                          (E IN MILLIONS)
Netherlands...............   1,093          454        1,023         284           873         284
Austria...................     906           32          852         (36)          844          16
Ireland...................     856          102          860         168           738          (4)
Belgium...................     374           59          362         (65)          391           8
Portugal..................     305            7          263         (19)          235          --
Luxembourg................     142         (145)         194          35           176          92
Greece....................      75           (2)          66           2            62         (11)
                             -----         ----        -----         ---         -----         ---
  Western and Southern
     Europe...............   3,751          507        3,620         369         3,319         385
                             -----         ----        -----         ---         -----         ---
Hungary...................     546           54          511          35           411          31
Slovakia..................     324            5          158          (7)           45           4
Czech Republic............     227            5          213         (10)          173         (10)
Poland....................     158            7          128          14           137         (11)
Romania...................     131           14           93           5            71           2
Bulgaria..................      64           10           56          10            45           8
Croatia...................      40            0           38           1            37          (4)
Russia....................      20            2           17           1            18          (3)
Cyprus....................       1           --            2          --            --          --
                             -----         ----        -----         ---         -----         ---
  Central and Eastern
     Europe...............   1,511           97        1,216          49           937          17
                             -----         ----        -----         ---         -----         ---
  Total...................   5,262          604        4,836         418         4,256         402
                             =====         ====        =====         ===         =====         ===

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Gross Premiums Written. In Rest of Europe, property-casualty gross premiums written increased by E1,002 million, or 4.9%, to E21,496 million in 2003 from E20,494 million in 2002. This increase reflected growth in gross premiums written in most of our primary property-casualty markets in Rest of Europe, especially France, Spain and Italy, due primarily to rate increases in a number of lines and increased efficiency of distribution channels, as well as in our growth in our property-casualty operations in Central and Eastern Europe. The increase was offset in part by negative effects of exchange rate movements, particularly in the United Kingdom.

     Earnings After Taxes and Before Goodwill Amortization. Property-casualty earnings after taxes and before goodwill amortization in Rest of Europe decreased by E353 million, or 18.7%, to E1,536 million in 2003 from E1,889 million in 2002, primarily as a result of decreased investment results, in particular in Italy, reflecting the high levels of realized gains in 2002. See "-- Year Ended December 31, 2002 Compared to Year Ended December 31,
2001 -- Earnings After Taxes and Before Goodwill Amortization." The decrease was partially offset by improved underwriting results in our major Rest of Europe markets. Net insurance benefits in Rest of Europe decreased by E307 million, or 2.3%, to E13,492 million in 2003 from E13,185 million in 2002, while net premiums earned increased by 5.6% to E18,063 million in 2003 from E17,108 million in 2002. The loss ratio in Rest of Europe decreased to 73.6% in 2003 from 76.8% in 2002, reflecting the decrease in net insurance benefits coupled with the increase in net premiums earned. The expense ratio decreased to 24.1% in 2003 from 24.6% in 2002.

     The following table sets forth net loss, expense and combined ratio information for our property-casualty operations in the Rest of Europe by geographic area for the years 2003 and 2002:

                                                   YEAR ENDED DECEMBER 31, 2003
                                  --------------------------------------------------------------
                                                   UNITED
                                  FRANCE   ITALY   KINGDOM   SWITZERLAND   SPAIN   OTHER   TOTAL
                                  ------   -----   -------   -----------   -----   -----   -----
Loss ratio......................   79.8%   70.9%    67.1%       71.0%      75.9%   73.3%   73.6%
Expense ratio...................   24.4%   22.9%    29.0%       25.3%      19.6%   23.9%   24.1%
Combined ratio..................  104.2%   93.8%    96.1%       96.3%      95.5%   97.2%   97.7%

                                                   YEAR ENDED DECEMBER 31, 2002
                                  --------------------------------------------------------------
                                                   UNITED
                                  FRANCE   ITALY   KINGDOM   SWITZERLAND   SPAIN   OTHER   TOTAL
                                  ------   -----   -------   -----------   -----   -----   -----
Loss ratio......................   84.5%   74.8%    68.1%       70.3%      77.0%   77.9%   76.8%
Expense ratio...................   26.4%   22.7%    30.0%       23.8%      20.6%   24.0%   24.6%
Combined ratio..................  110.9%   97.5%    98.1%       94.1%      97.6%   101.9%  101.4%

     France. In France, property-casualty gross premiums written increased by E426 million, or 8.6%, to E5,367 million in 2003 from E4,941 million in 2002, reflecting primarily substantial rate increases in all lines of business, particularly in our large industrial business and commercial property and liability lines. In the individual lines, gross premiums written increased due primarily to rate increases in our automobile and household insurance lines, while overall portfolio volumes remained roughly stable. Our distribution arrangement with Credit Lyonnais continued to contribute to the increase in individual lines and remains exclusive until 2009.

     Earnings after taxes and before goodwill amortization decreased by E50 million, or 13.5%, to E321 million in 2003 from E371 million in 2002. The decrease resulted primarily from impairments recorded on investment securities and higher tax charges, offset in part by improved underwriting results and a realized gain of E246 million from the sale of our shareholding in Credit Lyonnais in the second quarter of 2003. Our loss ratio in France improved to 79.8% in 2003 from 84.5% in 2002, largely due to increased earned premiums reflecting rate increases and reduced claims attributable to a stricter underwriting policy. Our expense ratio improved to 24.4% in 2003 from 26.4% in 2002 primarily as a result of streamlining of our information technology operations and reduced administrative expenses.

     Italy. In Italy, property-casualty gross premiums written were E5,117 million in 2003, an increase of E178 million, or 3.6%, from E4,939 million in 2002, due primarily to an increase in automobile and general liability premiums. Automobile premiums increased by E145 million, or 4.5%, in 2003, reflecting rate increases in the Italian market and an increase in the number of vehicles insured. General liability premiums increased by E39 million, or 11.4%, in 2003, reflecting primarily substantial rate increases in the Italian commercial and corporate clients market as well as growth in new business, despite a selective underwriting policy and portfolio review measures. We saw moderate increases in our other main lines of business, including fire and personal accident, while our health premiums decreased due to the termination of unprofitable group contracts.

     Earnings after taxes and before goodwill amortization decreased by E419 million, or 46.9%, to E474 million in 2003 from E893 million in 2002, reflecting primarily decreased investment results, despite the recovery of the stock markets, attributable to a realized gain of E713 million recorded in 2002 in connection with the sale of a real estate subsidiary (see "-- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Italy") and writedowns on investments in 2003. The decrease in earnings after taxes and before goodwill amortization was offset in part by improved underwriting results reflecting lower net claims, as well as a realized gain of E58 million in connection with the disposition of a derivative financial instrument that was used to hedge an investment but did not qualify for hedge accounting. The loss ratio decreased to 70.9% in 2003 from 74.8% in 2002, reflecting the overall reduction in claim frequency, particularly in the automobile line, due to a more selective underwriting policy in recent years, portfolio review measures and the introduction of a more stringent points-based regulation of drivers' licenses in Italy.

     United Kingdom. In the United Kingdom, property-casualty gross premiums written decreased by E173 million, or 6.4%, to E2,538 million in 2003 from E2,711 million in 2002 as a result of the negative effects of exchange rate movements (E249 million), offset in part by increases in almost all of our business lines, but particularly in commercial lines, due to increased business volume and increased premium rates.

     Earnings after taxes and before goodwill amortization decreased by E50 million, or 19.5% to E206 million in 2003 from E256 million in 2002, due primarily to the negative effects of exchange rate movements (E30 million). Excluding the effects of exchange rate movements, earnings after taxes and before goodwill amortization decreased by 7.8%, attributable to lower realized gains on investments and higher tax charges, offset in part by improved underwriting results reflecting increased rates and a lower level of major claim events. The loss ratio improved to 67.1% in 2003 from 68.1% in 2002, reflecting the comparatively lower decrease in net premiums earned as well as the absence of major claim events.

     Switzerland. In Switzerland, property-casualty gross premiums written decreased slightly to E1,742 million in 2003, compared with E1,747 million in 2002, due primarily to decreased premiums at ART and in our accident and health lines, offset in part by increased premiums in our automobile line and reinsurance business assumed. An additional approximately E34 million was attributable to the negative effect of exchange rate movements.

     Earnings after taxes and before goodwill amortization decreased by E2 million, or 3.2%, to E60 million in 2003 from E62 million in 2002, reflecting primarily a E32 million writeoff of deferred tax assets, offset by improved investment results. The loss ratio increased to 71.0% in 2003 from 70.3% in 2002 due to increased losses in the ART business, offset in part by a more favorable loss experience and portfolio review in our health and accident insurance lines. The expense ratio increased to 25.3% in 2003 from 23.8% in 2002, primarily due to higher commissions in the ART business as well as costs incurred in connection with the acquisition and implementation of new information technology systems to improve our operational workflow.

     Spain. In Spain, property-casualty gross premiums written increased by E191 million, or 12.8%, to E1,681 million in 2003 from E1,490 million in 2002, as a result of increased sales in all lines of business, particularly automobile lines, where gross premiums written increased by E129 million, or 12.8%. The increased sales resulted primarily from new business in our automobile lines as well as a reduction in our cancellation rate.

     Earnings after taxes and before goodwill amortization increased by E34 million, or 56.8%, to E96 million in 2003 from E62 million in 2002. The increase reflected primarily improved underwriting and investment results. The loss ratio improved slightly to 75.9% in 2003 from 77.0% in 2002, due primarily to increased premium income, offset in part by an increase in claims frequency in the automobile line. The expense ratio also improved to 19.6% in 2003 from 20.6% in 2002, due to proportionately lower underwriting expenses as a result of cost reduction measures.

     Other. Property-casualty gross premiums written in Rest of Europe countries other than France, Italy, Switzerland, the United Kingdom and Spain (which we refer to as Other Rest of Europe) increased by E426 million, or 8.8%, to E5,262 million in 2003 from E4,836 million in 2002, primarily as a result of growth in the Netherlands, Portugal, Hungary and Slovakia. Earnings after taxes and before goodwill amortization in Other Rest of Europe increased by E186 million, or 44.5%, to E604 million in 2003 from E418 million in 2002, primarily as a result of growth in Austria, Belgium and Hungary, offset in part by decreased earnings after taxes and before goodwill amortization in Ireland and Luxembourg, due primarily to a change in structure of ownership in Ireland and security writeoffs in Luxembourg.

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

     Earnings After Taxes and Before Goodwill Amortization. Property-casualty earnings after taxes and before goodwill amortization in Rest of Europe increased by E1,041 million, or 122.8%, to E1,889 million in 2002 from E848 million in 2001, primarily as a result of realized gains of E713 million on the sale of a real estate subsidiary and E156 million on the intercompany transfer of our property-casualty subsidiary Allianz Irish Life Holdings from Allianz Holdings Ireland to Allianz AG, as well as improved underwriting results in our major Rest of Europe markets. Partially offsetting the increase was a broad decline in investment results due to weakness in the capital markets. Net insurance benefits in Rest of Europe rose by E387 million, or 3.0%, to E13,185 million in 2002 from E12,798 million in 2001, which was less than the 6.2% increase in net premiums earned, which increased to E17,108 million in 2002 from E16,106 million in 2001. The loss ratio in Rest of Europe decreased to 76.8% in 2002 from 80.3% in 2001, reflecting the comparatively smaller increase in net insurance benefits than net premiums earned. The expense ratio decreased to 24.6% in 2002 from 26.2% in 2001.

     The following table sets forth net loss, expense and combined ratio information for our property-casualty operations in the Rest of Europe by geographic area for the years 2002 and 2001:

                                                YEAR ENDED DECEMBER 31, 2002
                              ----------------------------------------------------------------
                                               UNITED
                              FRANCE   ITALY   KINGDOM   SWITZERLAND   SPAIN   OTHER    TOTAL
                              ------   -----   -------   -----------   -----   ------   ------
Loss ratio..................   84.5%   74.8%    68.1%       70.3%      77.0%    77.9%    76.8%
Expense ratio...............   26.4%   22.7%    30.0%       23.8%      20.6%    24.0%    24.6%
Combined ratio..............  110.9%   97.5%    98.1%       94.1%      97.6%   101.9%   101.4%

                                                YEAR ENDED DECEMBER 31, 2001
                              ----------------------------------------------------------------
                                               UNITED
                              FRANCE   ITALY   KINGDOM   SWITZERLAND   SPAIN   OTHER    TOTAL
                              ------   -----   -------   -----------   -----   ------   ------
Loss ratio..................   83.0%   76.7%    73.2%       79.1%      78.7%    86.1%    80.3%
Expense ratio...............   29.3%   22.5%    31.0%       26.9%      21.2%    25.7%    26.2%
Combined ratio..............  112.3%   99.2%   104.2%      106.0%      99.9%   111.8%   106.5%

     France. In France, property-casualty gross premiums written decreased by E451 million, or 8.4%, to E4,941 million in 2002 from E5,392 million in 2001, reflecting primarily the transfer of our French marine, aviation and transport business effective January 1, 2002 into Allianz Marine & Aviation, our separately reported specialty line. See "-- Specialty Lines -- Description of Business -- Marine and Aviation." This decrease was offset in part by rate increases in all lines of business, particularly in our large industrial business and commercial property and liability lines. In the individual lines, gross premiums written also increased due to rate increases and growth in new business in our automobile insurance line. Our distribution arrangement with Credit Lyonnais Bank continued to contribute to the increase in individual lines.

     Earnings after taxes and before goodwill amortization increased significantly by E340 million to E371 million in 2002 from E31 million in 2001. The increase resulted primarily from improved underwriting results attributable to a decrease in acquisition costs and administrative expenses, realized gains on investments, as well as a tax benefit. Our loss ratio in France worsened to 84.5% in 2002 from 83.0% in 2001, largely due to strengthening of reserves for prior-year claims. Our expense ratio improved to 26.4% in 2002 from 29.3% in 2001 primarily as a result of streamlining of our information technology operations.

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

     Earnings after taxes and before goodwill amortization increased by E406 million, or 83.4%, to E893 million in 2002 from E487 million in 2001, due primarily to increased investment results reflecting a realized gain of E713 million on the sale of a real estate subsidiary, as well as improved underwriting results reflecting lower net claims. The loss ratio decreased to 74.8% in 2002 from 76.7% in 2001, reflecting the overall reduction in claim frequency, particularly in the automobile line, due to a more selective underwriting policy in recent years.

     United Kingdom. In the United Kingdom, property-casualty gross premiums written increased by E204 million, or 8.1%, to E2,711 million in 2002 from E2,507 million in 2001 as a result of increases in almost all of our business lines, but particularly in commercial and industrial business, due primarily to increased rates in the commercial, industrial and automobile insurance lines, reflecting the claims experience of insurers in the United Kingdom in general. The increase was offset in part by the negative effects of exchange rate movements (E34 million).

     Earnings after taxes and before goodwill amortization increased by E162 million, or 172.3% to E256 million in 2002 from E94 million in 2001, due primarily to improved underwriting results reflecting increased rates and the absence of major claim events in comparison to 2001, which reflected claims from the terrorist attack of September 11, 2001, as well as increased realized gains on investments due to dispositions. Net insurance benefits decreased by E24 million, or 1.8%, to E1,276 million in 2002 from E1,300 million in 2001. The loss ratio improved to 68.1% in 2002 from 73.2% in 2001, reflecting the comparatively greater increase in premiums as well as the absence of major claim events.

     Switzerland. In Switzerland, property-casualty gross premiums written were largely unchanged at E1,747 million in 2002, compared with E1,750 million in 2001, due primarily to decreased premiums in our technical, health and personal accident lines reflecting portfolio review measures, offset in part by increased premiums at ART and in our automobile, property and liability lines as a result of increased rates. Gross premiums written in 2002 reflected a decrease of E46 million attributable to the one-time effect of a change in our method of recording assumed reinsurance premiums. We began recording such premiums on a current-year basis in 2001, with the result that two years' premiums were recorded in 2001, compared to the single-year premiums recorded in 2002. An additional approximately E40 million was attributable to the positive effect of exchange rate movements.

     Earnings after taxes and before goodwill amortization decreased by E93 million, or 60.0%, to E62 million in 2002 from E155 million in 2001, reflecting primarily impairments recorded on investment and realized losses on investments, particularly equity securities, due to the weakness of the capital markets, offset in part by improved underwriting results. The loss ratio improved to 70.3% in 2002 from 79.1% in 2001 due to more favorable loss experience and portfolio review in our health and accident insurance lines.

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

     Earnings after taxes and before goodwill amortization increased by E30 million, or 93.8%, to E62 million in 2002 from E32 million in 2001. The increase reflected primarily improved underwriting results and a writeup of a real estate property in Spain, offset in part by decreased investment results. The loss ratio improved to 77.0% in 2002 from 78.7% in 2001, due primarily to increased premium income as a result of rate increases, together with a decrease in claims frequency in the automobile line due to a more selective underwriting policy. The expense ratio also improved to 20.6% in 2002 from 21.2% in 2001, due to proportionately lower underwriting expenses as a result of cost reduction measures.

     Other. Property-casualty gross premiums written in Rest of Europe countries other than France, Italy, Switzerland, the United Kingdom and Spain (which we refer to as Other Rest of Europe) increased by E580 million, or 13.6%, to E4,836 million in 2002 from E4,256 million in 2001, primarily as a result of growth in the Netherlands, Ireland, Hungary and the Slovak Republic. Earnings after taxes and before goodwill amortization in Other Rest of Europe increased by E16 million, or 4.0%, to E418 million in 2002 from E402 million in 2001, primarily as a result of increased earnings after taxes and before goodwill amortization in Ireland, due primarily to a realized gain of E156 million on the intercompany transfer of our property-casualty subsidiary Allianz Irish Life Holdings from Allianz Holdings Ireland to Allianz AG, offset in part by decreased earnings after taxes and before goodwill amortization in Austria and Belgium, due primarily to decreased investment results in Austria and deteriorating underwriting results and decreased investment results in Belgium.

                                     NAFTA

DESCRIPTION OF BUSINESS

     Our property-casualty insurance markets in the NAFTA zone are the United States, Canada and Mexico. As a percentage of our total property-casualty gross premiums written worldwide, the NAFTA zone accounted for 11.5%, 13.0% and 15.6% in 2003, 2002 and 2001, respectively.

     United States. Our property-casualty operations in the United States are organized under the umbrellas of Allianz Global Risks US Insurance Company, Burbank (formerly Allianz Insurance Co.) and Allianz of America, Inc. (or Allianz of America). We have been present in the United States since 1977, when we established Allianz Insurance Co., an important provider of commercial insurance to major corporate customers, as one of our first U.S. subsidiaries. In 1991, we acquired Fireman's Fund Insurance Company, an important personal and commercial lines property-casualty insurance company founded in 1864. In November 2003, we renamed Allianz Insurance Co. as Allianz Global Risks US Insurance Company in order to reflect the principal operations of the company, which is international industrial insurance, as well as to align with the global brand representing our international industrial insurance business line, which is Allianz Global Risks. Allianz of America comprises a group of companies writing a wide variety of property-casualty lines of business. Our operations in the United States accounted for 85.5% of our gross written property-casualty insurance premiums in the NAFTA zone in 2003.

     Other. We also conduct property-casualty operations in Canada and Mexico. Our property-casualty products are generally similar to those we offer and sell in the United States.

RESULTS OF OPERATIONS

     The following table shows key financial data for our NAFTA zone property-casualty operations. Consistent with our general practice, gross premiums written and earnings after taxes and before goodwill amortization by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different countries and different segments.

                      NAFTA -- PROPERTY-CASUALTY: KEY DATA

                                                      YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------
                                     2003                      2002                      2001
                            -----------------------   -----------------------   -----------------------
                                         EARNINGS                  EARNINGS                  EARNINGS
                                       AFTER TAXES               AFTER TAXES               AFTER TAXES
                             GROSS      AND BEFORE     GROSS      AND BEFORE     GROSS      AND BEFORE
                            PREMIUMS     GOODWILL     PREMIUMS     GOODWILL     PREMIUMS     GOODWILL
                            WRITTEN    AMORTIZATION   WRITTEN    AMORTIZATION   WRITTEN    AMORTIZATION
                            --------   ------------   --------   ------------   --------   ------------
                                                          (E IN MILLIONS)
United States.............   4,597         (121)       5,330         (938)       6,171          (986)
Canada....................     568           14          549           (6)         539           (40)
Mexico....................     214           12          132           --          135            (4)
Consolidated
  adjustments.............     (35)          --          (19)          --          (23)           --
                             -----         ----        -----         ----        -----        ------
  Total...................   5,344          (95)       5,992         (944)       6,822        (1,030)
                             =====         ====        =====         ====        =====        ======

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Gross Premiums Written. Gross premiums written in the NAFTA zone decreased by E648 million, or 10.8%, to E5,344 million in 2003 from E5,992 million in 2002, due primarily to decreases in the United States. Gross premiums written in the United States decreased by E733 million, or 13.8%, to E4,597 million in 2003 from E5,330 million in 2002. Excluding the effect of exchange rate movements (E904 million), gross premiums written in the United States increased by 3.2%, due primarily to rate increases in all lines of business, offset in part by a more selective underwriting policy and portfolio review measures reflecting a renewed focus at Fireman's Fund on core business lines.

     Earnings After Taxes and Before Goodwill Amortization. In the NAFTA zone, earnings after taxes and before goodwill amortization increased by E849 million to a loss of E95 million in 2003 from a loss of E944 million in 2002, due primarily to significantly reduced losses in the United States. Earnings after taxes and before goodwill amortization from property-casualty operations in the United States increased by E817 million, to a loss of E121 million in 2003 from a loss of E938 million in 2002, due primarily to reduced net insurance benefits compared to 2002, which reflected asbestos and environmental reserve strengthening measures at Fireman's Fund. Also contributing to the increase in earnings after taxes and before goodwill amortization in 2003 were increased net investment income, improved underwriting results and reduced general and administrative expenses. The loss ratio in the NAFTA zone decreased to 70.0% in 2003 from 94.6% in 2002, largely due to our focus on core business lines and a more selective underwriting policy, as well as the absence of major claims and asbestos and environmental reserve strengthening measures at Fireman's Fund in comparison to 2002. See "-- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001." The expense ratio in the NAFTA zone decreased to 28.2% in 2003 from 32.9% in 2002, primarily due to continued cost reduction efforts, exit of certain high commission businesses, as well as termination of redundant positions, all of which were attributable to our turnaround program.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. Gross premiums written in the NAFTA zone decreased E830 million, or 12.2%, to E5,992 million in 2002 from E6,822 million in 2001, due primarily to decreases in the United States. Gross premiums written in the United States decreased E841 million or 13.6% to E5,330 million in 2002 from E6,171 million in 2001. Excluding the effect of exchange rate movements (E279 million), gross premiums written decreased by 9.1%, due primarily to a more selective underwriting policy and portfolio review measures reflecting a renewed focus at Fireman's Fund on core business lines, offset in part by rate increases in all lines of business. The decrease in gross premiums written reflected decreased premium income in our workers' compensation insurance business at Fireman's Fund, which continued to reduce its exposure to this line of business in 2002, as well as decreases in our automobile line reflecting our determination to exit unprofitable markets. On a constant currency basis, our workers' compensation gross written premiums decreased by 58.5%.

     Earnings After Taxes and Before Goodwill Amortization. In the NAFTA zone, earnings after taxes and before goodwill amortization increased by E86 million to a loss of E944 million in 2002 from a loss of E1,030 million in 2001, due primarily to reduced losses in the United States and Canada. Earnings after taxes and before goodwill amortization from property-casualty operations in the United States increased by E48 million, to a loss of E938 million in 2002 from a loss of E986 million in 2001, due primarily to reduced net insurance benefits compared to 2001, which reflected claims from the terrorist attack of September 11, 2001, offset in part by impairments recorded on investments due to weakness in the capital markets. Earnings after taxes and before goodwill amortization was negatively affected by net insurance benefits of E762 million relating to asbestos and environmental reserve-strengthening measures at Fireman's Fund, and two major claims in the surety business (E108 million), which we discontinued in December 2001. The loss ratio in the NAFTA zone decreased to 94.6% in 2002 from 99.9% in 2001, largely due to our focus on core business lines and a more selective underwriting policy, as well as the absence of major claims in comparison to 2001, which reflected claims from the terrorist attack of September 11, 2001.

                                 REST OF WORLD

DESCRIPTION OF BUSINESS

     The primary property-casualty insurance markets in which we operate in the Rest of World are Asia-Pacific and South America. As a percentage of our total property-casualty gross premiums written worldwide, Rest of World accounted for 5.0%, 5.2% and 5.5% in 2003, 2002 and 2001, respectively.

ASIA-PACIFIC

     Australia. Through the Allianz Australia Group, we serve the markets of Australia, New Zealand and Papua New Guinea. The Allianz Australia Group's insurance operations comprise exclusively property-casualty insurance products and services. We are the second-largest workers' compensation insurer in Australia, based on gross premiums written in 2003, and a major provider of rehabilitation and occupational health, safety and environment services. We also operate in certain niche areas including premium financing and pleasure craft insurance. We market our products through brokers, which are the major distribution channels for commercial business in Australia, as well as non-tied agents (including automobile dealers, accountants and banks) and directly to the customer. The Allianz Australia Group had gross premiums written of E1,254 million in 2003.

     Other. We also market property-casualty insurance products and services through our subsidiaries in Taiwan, Malaysia, Japan, Hong Kong, Indonesia, Laos, Singapore, Vietnam and China, and through signed joint venture agreements with Bajaj Auto, a large manufacturing company in India and the CP Group, a large conglomerate in Thailand.

SOUTH AMERICA

     Brazil. We conduct our property-casualty operations in Brazil through our subsidiary AGF Seguros. With gross premiums written of E270 million in 2003, AGF Seguros is our largest property-casualty operation in South America and the sixth-largest property-casualty insurance provider in Brazil. The company writes primarily automobile insurance, together with fire, transportation and other lines. Distribution is primarily through brokers.

     Other. In addition to the markets described above, we sell property-casualty products in Colombia, Argentina, Chile and Venezuela.

RESULTS OF OPERATIONS

     The following table shows key financial data for our Rest of World property-casualty operations. Consistent with our general practice, gross premiums written and earnings after taxes and before goodwill amortization by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different countries and different segments.

                  REST OF WORLD -- PROPERTY-CASUALTY: KEY DATA

                                                         YEAR ENDED DECEMBER 31,
                         ---------------------------------------------------------------------------------------
                                    2003                          2002                          2001
                         ---------------------------   ---------------------------   ---------------------------
                                     EARNINGS AFTER                EARNINGS AFTER                EARNINGS AFTER
                          GROSS     TAXES AND BEFORE    GROSS     TAXES AND BEFORE    GROSS     TAXES AND BEFORE
                         PREMIUMS       GOODWILL       PREMIUMS       GOODWILL       PREMIUMS       GOODWILL
                         WRITTEN      AMORTIZATION     WRITTEN      AMORTIZATION     WRITTEN      AMORTIZATION
                         --------   ----------------   --------   ----------------   --------   ----------------
                                              (E IN MILLIONS)
Asia-Pacific...........   1,654            92           1,596           (18)          1,344            11
South America..........     614            13             768            47             962            29
Other..................      61             9              64             9              95            (1)
                          -----           ---           -----           ---           -----           ---
  Total................   2,329           114           2,428            38           2,401            39
                          =====           ===           =====           ===           =====           ===

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Gross Premiums Written. Gross premiums written in Rest of World decreased by E99 million, or 4.1%, to E2,329 million in 2003 from E2,428 million in 2002. The decrease was primarily attributable to decreased premium income in South America due to the negative effect of exchange rate movements and the selected run-off of business in that region, offset in part by increased gross premiums written in Asia-Pacific, reflecting rate increases and in particular due to continuing favorable market conditions in Australia.

     Earnings After Taxes and Before Goodwill Amortization. In Rest of World, earnings after taxes and before goodwill amortization increased significantly by E76 million to E114 million in 2003 from E38 million in 2002, due primarily to increases in our Australian operations in Asia-Pacific, mainly reflecting improved claims experience. This increase was offset in part by decreases in earnings after taxes and before goodwill amortization in South America, especially in Venezuela and Chile. The loss ratio decreased to 71.2% in 2003, compared with 74.5% in 2002, reflecting primarily improved claims experience in our Australian operations in Asia-Pacific.

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

     Earnings After Taxes and Before Goodwill Amortization. In Rest of World, earnings after taxes and before goodwill amortization decreased by E1 million to E38 million in 2002 from E39 million in 2001, due primarily to decreased investment results in our Australian operations in Asia-Pacific, reflecting weakness in the capital markets. This decrease was offset in part by increased income in South America attributable to cost reduction measures and an improved investment strategy, particularly in Colombia and Venezuela. The loss ratio increased to 74.5% in 2002, compared with 72.8% in 2001, reflecting deteriorating underwriting results in South America, offset in part by improved underwriting results in our Australian operations in Asia-Pacific.

                                SPECIALTY LINES

DESCRIPTION OF BUSINESS

     In addition to our multi-local approach to our global insurance business, under which our non-German insurance businesses are locally managed, we manage our specialty lines of credit/ trade insurance, marine, aviation and industrial transport insurance, international industrial reinsurance and travel insurance and assistance services on a worldwide basis.

CREDIT INSURANCE

     In July 2002, we consolidated our French subsidiary, Euler, and our German subsidiary, Hermes, into a new corporate entity, Euler Hermes. The consolidation of Euler and Hermes, which complemented each other in terms of product mix and geographical penetration, further strengthened our presence in the marketplace. Through Euler Hermes, we are the largest credit insurer in the world based on gross premiums written in 2003. Our credit operations generated gross premiums written of E1,564 million in 2003, E1,579 million in 2002 and E1,589 million in 2001.

     Euler Hermes is the largest credit insurer in terms of gross premiums written and one of the major European companies in factoring. Euler Hermes's credit insurance operations are rated A+ by Standard & Poor's.

     Euler Hermes cedes a large portion of its gross premiums written to reinsurers. The percentage of gross premiums written ceded in reinsurance was 45.6% in 2003, 45.0% in 2002 and 42.7% in 2001, of which 11.1%, 9.8% and 6.7%, respectively, was ceded to Allianz AG.

     Euler Hermes provides customers around the world with a wide range of credit insurance and related products and services, including commercial credit insurance and reinsurance, factoring services, guarantee insurance, fidelity insurance and consumer credit insurance, and manages, and derives fee income from, the German federal governments export credit guarantee program.

MARINE AND AVIATION

     Effective January 1, 2002, we reorganized our marine, aviation and industrial transport insurance business in Germany, France and the United Kingdom under Allianz Marine & Aviation, a new specialty line. Our marine, aviation and industrial transport insurance activities in these countries, which we had previously included in the property-casualty insurance results of our respective subsidiaries, were integrated into Allianz Marine & Aviation as a single European marine, aviation and industrial transport unit. Allianz Globus MAT Versicherungs-AG, our former German specialty insurer for marine, aviation and industrial transport insurance, was renamed Allianz Marine & Aviation Versicherungs-AG, and AGF MAT, our French specialty unit for marine, aviation and transport insurance, was renamed Allianz Marine & Aviation (France). Allianz Marine & Aviation generated gross premiums written of E1,073 million in 2003.

INTERNATIONAL INDUSTRIAL RISKS REINSURANCE

     We launched Allianz Global Risks Re on January 1, 2002 to establish our international industrial risks reinsurance business as a globally managed segment. While our operating subsidiaries around the world continue to conduct our direct industrial insurance business, Allianz Global Risks Re acts as our industrial reinsurance clearing house, assuming industrial insurance from Allianz Group companies and centralizing the placement of outgoing reinsurance with third-party carriers, primarily Munich Re, in the reinsurance market. Allianz Global Risks Re generated gross premiums written of E1,346 million in 2003, of which approximately E118 million, or 8.8% was ceded to Munich Re.

     Through Allianz Global Risks Re, we aim to increase the efficiency and transparency of our international industrial reinsurance activities through economies of scale and a consistent reinsurance structure, including a selective underwriting policy, appropriate rates and coverage limits, natural catastrophe control, a new underwriting tool for property, tight risk management and centralized policies and standards throughout the Allianz Group. We have also introduced new products tailored for specific risks, such as our specialized liability products for the pharmaceutical and chemical industries and policies covering Internet risks. Through these and other measures, we intend to reestablish our international industrial risks reinsurance business as a profitable market leader.

TRAVEL INSURANCE AND ASSISTANCE SERVICES

     Through Mondial Assistance Group, which is owned equally by our subsidiaries AGF and RAS, we are among the world's largest providers of travel insurance and assistance services (or travel and assistance) based on gross premiums written in 2003. Our travel and assistance operations generated gross premiums written of E818 million in 2003, E808 million in 2002 and E732 million in 2001. We believe that internal growth and recent acquisitions in our travel insurance and assistance business will enable us to strengthen our leading market position and achieve enhanced efficiencies in this dynamic market. With a view toward establishing long-term partnerships, our travel and assistance business provides business-to-business services to clients in the travel, insurance, automobile and banking industries.

RESULTS OF OPERATIONS

     The following table shows key financial data for our specialty insurance operations. Consistent with our general practice, gross premiums written and earnings after taxes and before goodwill amortization by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different countries and different segments.

                         SPECIALTY INSURANCE: KEY DATA

                                                         YEAR ENDED DECEMBER 31,
                         ---------------------------------------------------------------------------------------
                                    2003                          2002                          2001
                         ---------------------------   ---------------------------   ---------------------------
                                     EARNINGS AFTER                EARNINGS AFTER                EARNINGS AFTER
                          GROSS     TAXES AND BEFORE    GROSS     TAXES AND BEFORE    GROSS     TAXES AND BEFORE
                         PREMIUMS       GOODWILL       PREMIUMS       GOODWILL       PREMIUMS       GOODWILL
                         WRITTEN      AMORTIZATION     WRITTEN      AMORTIZATION     WRITTEN      AMORTIZATION
                         --------   ----------------   --------   ----------------   --------   ----------------
                                                             (E IN MILLIONS)
Credit insurance.......   1,564           119           1,579             15          1,589            91
Marine and Aviation....   1,073            64           1,424             21             --            --
International
  Industrial Risks
  Reinsurance..........   1,346            77           1,136           (257)            --            --
Travel and
  assistance...........     818            18             808             21            732             3
                          -----           ---           -----           ----          -----            --
                          4,801           278           4,947           (200)         2,321            94
                          =====           ===           =====           ====          =====            ==

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Gross Premiums Written. Gross premiums written in our specialty lines decreased E146 million, or 3.0%, to E4,801 million in 2003 from E4,947 million in 2002, reflecting a decrease of E351 million in our marine and aviation line, offset in part by increases in our Allianz Global Risks line. Premiums in international industrial reinsurance reflected significant rate increases in all lines of business. Despite an unfavorable environment, characterized by the war in Iraq, the severe acute respiratory syndrome (SARS) epidemic and lingering weakness in the global economy, gross premiums written in the travel and assistance line increased slightly by 1.2% compared to 2002, due primarily to the expansion of our operations in several European countries (particularly in France and Italy), in North America and in Brazil. In our marine and aviation specialty line, gross premiums written decreased reflecting a weaker US dollar exchange rate and portfolio review and re-underwriting measures in our French business as well as exchange-rate effects. Excluding the negative effect of exchange rate movements (E33 million), gross premiums written in our credit insurance line increased by 1.1%, due primarily to rate increases, new business and a higher persistency rate.

     Earnings After Taxes and Before Goodwill Amortization. In our specialty lines, earnings after taxes and before goodwill amortization increased significantly by E478 million to E278 million in 2003 from a loss of E200 million in 2002, due primarily to significant improvements in our international industrial reinsurance and credit insurance specialty lines. Earnings after taxes and before goodwill amortization of our international industrial reinsurance line improved mainly due to lower rates for our reinsurance coverage, progress in claims experience primarily attributable to a significant improvement of the business portfolio and a lower level of natural catastrophe claims, as well as reduced administrative expenses. Earnings after taxes and before goodwill amortization in our credit insurance line increased due primarily to significantly reduced net insurance benefits, which decreased by E201 million to E455 million in 2003, from E656 million in 2002, reflecting more selective underwriting policies and portfolio review measures, offset in part by decreased investment results due to reduced realized gains from investments. Earnings after taxes and before goodwill amortization in our travel insurance and assistance line decreased due primarily to an increase in tax expense, offset in part by improvement in the underwriting results. In our marine and aviation specialty line, earnings after taxes and before goodwill amortization increased, due to portfolio review and re-underwriting measures and lower incidents of major claims. The loss ratio decreased to 61.6% in 2003 from 75.9% in 2002, largely reflecting decreased claims in all of our specialty lines, particularly in international industrial reinsurance, where the loss ratio improved to 70.9% in 2003 as compared to 100.8% in 2002.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. Gross premiums written in our specialty lines increased E2,626 million, or 113.1%, to E4,947 million in 2002 from E2,321 million in 2001, reflecting primarily the inclusion of our international industrial reinsurance and marine and aviation specialty lines effective January 1, 2002. Premiums in international industrial reinsurance reflected significant rate increases, particularly in property and liability reinsurance. Increased gross premiums in the travel and assistance line was due largely to the expansion of our travel and assistance business in the United Kingdom and the full-year consolidation of travel and assistance providers in Australia and Thailand, which were consolidated in September 2001, offset in part by the ongoing downturn in the international travel market in 2002. In our marine and aviation specialty line, gross premiums written increased due to rate increases, offset in part by portfolio review measures. The slight decrease in the credit line was attributable primarily to more selective underwriting policies and weakness in the global economy.

     Earnings After Taxes and Before Goodwill Amortization. In our specialty lines, earnings after taxes and before goodwill amortization decreased significantly by E294 million to a loss of E200 million in 2002 from income of E94 million in 2001, due primarily to the inclusion of our international industrial reinsurance specialty line, which experienced net claims of E564 million related primarily to flooding in Central and Eastern Europe in July and August 2002, and expenses incurred in building up the industrial reinsurance business, as well as reduced earnings after taxes and before goodwill amortization in the credit line, resulting from reduced investment results and an increase in the frequency and severity of claims. Earnings after taxes and before goodwill amortization in our travel and assistance line increased due to the absence of major claims in comparison to 2001, which reflected claims from the terrorist attack of September 11, 2001. In our marine and aviation specialty line, earnings after taxes and before goodwill amortization increased, reflecting primarily the absence of major claims compared to 2001. The loss ratio increased to 75.9% in 2002 from 66.5% in 2001, largely reflecting increased net claims attributable to the inclusion of our international industrial reinsurance specialty line and the increased claims in the credit line.

                        LIFE/HEALTH INSURANCE OPERATIONS

     The following table sets forth certain financial information for our life/health insurance operations for the years indicated:

                                                             YEAR ENDED DECEMBER 31,
                                                           ---------------------------
                                                            2003      2002      2001
                                                           -------   -------   -------
                                                                 (E IN MILLIONS)
Gross premiums written(1)................................   20,689    20,663    20,145
                                                           -------   -------   -------
Premiums earned (net)(2).................................   18,701    18,675    18,317
Interest and similar income..............................   11,106    11,215    10,765
Income from affiliated enterprises joint ventures and
  associated enterprises.................................      712       445       525
Other income from investments............................    4,294(3)   4,932    3,562
Trading income...........................................      218       244      (117)
Fee and commission income, and income from service
  activities.............................................      234       200       268
Other income.............................................    1,427       825       772
                                                           -------   -------   -------
  Total income...........................................   36,692    36,536    34,092
                                                           -------   -------   -------
Insurance benefits (net).................................  (23,528)  (21,013)  (21,979)
Interest and similar expenses............................     (368)     (434)     (492)
Other expenses for investments...........................   (5,622)   (8,989)   (5,537)
Loan loss allowance......................................       (3)      (10)       (4)
Acquisition costs and administrative expenses............   (3,713)   (4,263)   (4,259)
Amortization of goodwill.................................     (398)     (174)     (146)
Other expenses...........................................   (2,204)   (1,806)   (1,263)
                                                           -------   -------   -------
  Total expenses.........................................  (35,836)  (36,689)  (33,680)
                                                           -------   -------   -------
Earnings from ordinary activities before taxation........      856      (153)      412
Taxes....................................................     (583)      (54)      (99)
Minority interests in earnings...........................     (235)      184       (84)
                                                           -------   -------   -------
Net income...............................................       38       (23)      229
                                                           =======   =======   =======

---------------

(1) Under the Allianz Group's accounting policies for life insurance contracts, which we have adopted U.S. GAAP accounting standards, gross written premiums include only the cost- and risk-related components of premiums generated from unit-linked and other investment-oriented products, but do not include the full amount of statutory premiums written on these products. Statutory premiums are total revenues from sales of life insurance policies, in accordance with the statutory accounting practices applicable in the insurer's home jurisdiction. On a statutory premium basis, total premiums written were E42,319 million, E40,176 million and E33,687 million in 2003, 2002 and 2001, respectively.

(2) Net of earned premiums ceded to reinsurers of E1,953 million, E1,989 million and E1,846 million in 2003, 2002 and 2001, respectively. (Written premiums ceded to reinsurers, after eliminating intra-Group transactions, were E1,240 million, E1,207 million, and E1,169 million in 2003, 2002, and 2001, respectively.)

(3) Includes realized gains of E743 million from sales of Credit Lyonnais shares.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Gross Premiums Written. Gross premiums written of our life/health operations in 2003 increased slightly by E26 million to E20,689 million in 2003 from E20,663 million in 2002. Disregarding the effects of exchange rate movements and changes in the scope of consolidation, which decreased 2003 life/health gross premiums written by E485 million and increased by E44 million, respectively, gross premiums written would have increased by E508 million, or 2.5%. On a statutory premium basis, gross premiums written increased by E2,143 million, or 5.3%, to E42,319 million in 2003 from E40,176 million in 2002, due to significant increases in sales of investment-oriented products, reflecting the general trend towards investment-oriented insurance products in particular in Italy and Taiwan. Gross premiums written for investment-oriented insurance products increased by E2,117 million, or 10.8%, to E21,630 million.

     Premiums Earned (Net). On an Allianz Group-wide basis, life/health net premiums earned in 2003 and 2002 reflected earned premiums ceded to reinsurers of E1,953 million and E1,989 million, respectively. Net premiums earned increased slightly in 2003, generally consistent with the increase in gross premiums written in this period.

     Other Income. Other income increased by E602 million to E1,427 million in 2003, from E825 million in 2002, due primarily to reversal of amortization deferred policy acquisition costs (net) of E215 million (2002: nil), reversal of amortization of PVFP of E50 million (2002: nil), income from reinsurance ceded of E220 million (2002: E8 million), foreign currency gains of E234 million (2002: E108 million).

     Insurance Benefits (Net). Net insurance benefits for our worldwide life/health business consist of benefits paid, changes in aggregate policy reserves, and expenses of premium refunds to policyholders. Net life/health insurance benefits increased by E2,515 million, or 12%, to E23,528 million in 2003 from E21,013 million in 2002, primarily as a result of increased income from investments in 2003 resulting from the recovery of the stock markets. The increase in income from investments in turn resulted in increased policyholder participation benefits, which are included in benefits paid and changes in aggregate policy reserves, due to the participatory nature of our life insurance business. See, for example, "-- Life/Health Operations By Geographic
Region -- Germany -- Life Insurance."

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses which consist primarily of payments and changes in deferred policy acquisition costs, administrative expenses, and net underwriting costs, decreased significantly by E550 million, or 12.9%, to E3,713 million in 2003, compared with E4,263 million in 2002, reflecting improved cost management, reduced agents' commissions in the United States and lower amortization of deferred policy acquisition costs in Germany.

     Other Expenses. Other expenses increased by E398 million to E2,204 million in 2003, from E1,806 million in 2002, due primarily to increased other expenses at our life and health operations in Germany mainly as a result of a reclassification of previous years' deferred tax liabilities.

     Net Income. Net income from life/health insurance increased by E61 million to a gain of E38 million in 2003 from a loss of E23 million in 2002, primarily as a result of improved investment results attributable to a decrease in other expenses for investments, reflecting lower realized losses and writedowns on investments as a result of the recovery of the stock market in 2003, offset in part by increased net insurance benefits and goodwill amortization. Investment results in 2003 also reflected a realized gain of E743 million from the sale of our shareholding in Credit Lyonnais. Net income from life/health insurance operations was also negatively affected by increased tax charges in 2003, reflecting primarily a change in tax laws in Germany, as a result of which the tax exempt status of dividends and capital gains from the sale of interests in equity investments was abolished. In addition, deductions for certain realized losses and writedowns on interests in investment funds are no longer permitted. The effect of such change resulted in an income tax charge of E428 million in the life/health segment.

     Amortization of Goodwill. Amortization of goodwill in our life/health lines increased by E224 million, or 128.7%, to E398 million in 2003, compared with E174 million in 2002, primarily due to a E224 million impairment writedown of the goodwill relating to Allianz Life Insurance Company Ltd., Seoul. Minority interests in earnings were E216 million in 2003, compared to a credit of E177 million in 2002, primarily as a result of increased in earnings from our French life/health insurance operations in 2003. Minority interests in earnings were a credit of E177 million in 2002, primarily due to significant losses recorded at certain investment funds in France, which are 100% accounted for in minority interests, as well as losses recorded at our French life/health insurance operations.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. Gross premiums written of our life/health operations in 2002 increased by E518 million, or 2.6%, to E20,663 million in 2002 from E20,145 million in 2001. Disregarding the effects of exchange rate movements and changes in the scope of consolidation, which increased 2002 life/health gross premiums written by E32 million, gross premiums written would have increased by E486 million or 2.4%. On a statutory premium basis, gross premiums written increased by E6,489 million, or 19.3%, to E40,176 million in 2002 from E33,687 million in 2001, due to significant increases in sales of investment-oriented products, reflecting the general trend towards investment-oriented insurance products in particular in the United States and Italy. Gross premiums written for investment-oriented insurance products increased by E5,971 million, or 44.1%, to E19,513 million.

     Premiums Earned (Net). On an Allianz Group-wide basis, life/health net premiums earned in 2002 and 2001 reflected earned premiums ceded to reinsurers of E1,989 million and E1,846 million, respectively. Net premiums earned increased by E358 million, or 2.0%, to E18,675 million in 2002 from E18,317 million in 2001, generally consistent with the increase in gross premiums written in this period.

     Insurance Benefits (Net). Net insurance benefits for our worldwide life/health business consist of benefits paid, changes in aggregate policy reserves, and expenses of premium refunds to policyholders. Net life/health insurance benefits decreased by E966 million, or 4.4%, to E21,013 million in 2002 from E21,979 million in 2001, primarily as a result of reduced income from investments in 2002 resulting from weakness in the capital markets. The reduction in income from investments in turn resulted in reduced policyholder participation benefits, which are included in benefits paid and changes in aggregate policy reserves, due to the participatory nature of our life insurance business. See, for example, "-- Life/Health Operations By Geographic
Region -- Germany -- Life Insurance."

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses which consist primarily of payments and changes in deferred policy acquisition costs, administrative expenses, and net underwriting costs, remained relatively constant at E4,263 million in 2002, compared with E4,259 million in 2001.

     Net Income. Net income from life/health insurance decreased by E252 million, or 110%, to a loss of E23 million in 2002 from E229 million in 2001, primarily as a result of reduced income from investments, particularly in our operations in Germany, France and Switzerland. See "-- Asset Management Operations -- Group's Own Investments -- Investment Income" for a discussion of investment results for life/health insurance investments.

     Amortization of Goodwill. Amortization of goodwill in our life/health lines increased to E174 million in 2002 from E146 million in 2001, while minority interests in earnings were a credit of E177 million in 2002, compared to a debit of E84 million in 2001, primarily as a result of the increase in our shareholding in Allianz Leben and decreased earnings. Minority interests in earnings was a credit of E177 million in 2002, primarily due to significant losses recorded at certain special funds in France, which are 100% accounted for in minority interests, as well as losses recorded at our France's life/health insurance operations.

                  LIFE/HEALTH OPERATIONS BY GEOGRAPHIC REGION

     The following table sets forth our gross life/health premiums written and earnings after taxes and before goodwill amortization by geographic region for the years indicated. Consistent with our general practice, gross premiums written by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

                                                         YEAR ENDED DECEMBER 31,
                         ---------------------------------------------------------------------------------------
                                    2003                          2002                          2001
                         ---------------------------   ---------------------------   ---------------------------
                                     EARNINGS AFTER                EARNINGS AFTER                EARNINGS AFTER
                          GROSS     TAXES AND BEFORE    GROSS     TAXES AND BEFORE    GROSS     TAXES AND BEFORE
                         PREMIUMS       GOODWILL       PREMIUMS       GOODWILL       PREMIUMS       GOODWILL
                         WRITTEN      AMORTIZATION     WRITTEN      AMORTIZATION     WRITTEN      AMORTIZATION
                         --------   ----------------   --------   ----------------   --------   ----------------
                                                             (E IN MILLIONS)
Germany
  Life.................    9,924            (6)          9,369            62           8,969            65
  Health...............    2,960             6           2,865            64           2,691            48
  Consolidation
     adjustments.......       --            (4)             --            (7)             --            14
                          ------          ----          ------          ----          ------          ----
     Total.............   12,884            (4)         12,234           119          11,660           127
Rest of Europe.........    5,242           494           5,181          (110)          5,486           381
Rest of World..........    2,564           185           3,251           (40)          3,010           (49)
Consolidation
  adjustments..........       (1)           (4)             (3)           (2)            (11)           --
                          ------          ----          ------          ----          ------          ----
     Subtotal..........   20,689           671          20,663           (33)         20,145           459
Amortization of
  goodwill.............       --          (398)             --          (174)             --          (146)
Minority interests.....       --          (235)             --           184              --           (84)
                          ------          ----          ------          ----          ------          ----
     Total.............   20,689            38          20,663           (23)         20,145           229
                          ======          ====          ======          ====          ======          ====

     A significant portion of our life/health operations in Rest of Europe and Rest of World consists of sales of unit-linked products. Only the cost- and risk-related components of premiums generated from the sale of such products is included in gross premiums written under U.S. GAAP, which we have adopted to account for our insurance contracts.

                                    GERMANY

DESCRIPTION OF BUSINESS

     We are the largest provider of life insurance and the third-largest provider of health insurance in Germany as measured by gross premiums written in 2003. Germany is by far our most important market for life/health insurance. As a percentage of our total life/health gross premiums written worldwide, Germany accounted for 62.3% in 2003, 59.2% in 2002 and 57.8% in 2001. On a statutory premium basis, Germany accounted for 31.7% of our total life/health gross premiums written in 2003.

     We conduct our life/health insurance operations in Germany through:

     - Allianz Lebensversicherungs-AG, the main operating company for our German life insurance operations. At December 31, 2003, we owned 91.0% of Allianz Lebensversicherungs-AG;

     - Deutsche Lebensversicherungs-AG, a wholly owned subsidiary of Allianz Lebensversicherungs-AG, which is our vehicle for selling standardized, low-cost term insurance in Germany;

     - Allianz PensionskasseAG (or Allianz Pensionskasse), a wholly owned subsidiary of Allianz Lebensversicherungs-AG, which offers a variety of pension products (together referred to as "Allianz Leben"); and

     - Allianz Private Krankenversicherungs-AG (or Allianz Private Health), our health insurance subsidiary, formerly known as Vereinte
       Krankenversicherung AG, which we renamed in January 2003.

     Our life/health insurance operations in Germany employed 9,829 people at the end of 2003.

DISTRIBUTION

     Our distribution channels for our life/health products in Germany are similar to those used for our property-casualty products. Many of our products in Germany are distributed through common or overlapping distribution systems. In our German life/health insurance businesses, we distribute our products primarily through a network of self-employed, full-time tied agents. For our individual life, health and mutual fund products, the network of full-time tied agents is our most important distribution channel. Brokers are also an important channel for the distribution of Allianz Leben's and Allianz Private Health's group life and health products. The bank distribution channel is utilized primarily in our life insurance business. We distribute our life insurance products through Dresdner Bank, and under contractual arrangements with Volks-und Raiffeisenbanken, a network of cooperative banks in southern Germany, as well as through Industrie Kredit-Bank (or IKB), a German industrial credit bank. Since 2001, we have placed approximately 1,020 insurance specialists (as of December 31, 2003) to sell both life insurance products and property-casualty insurance products at Dresdner Bank branches throughout Germany.

     The following table sets forth certain key data concerning our distribution systems as they relate to life and health insurance at and for the year ended December 31, 2003:

                                                                   % OF 2003
                                                        -------------------------------
                                                                      LIFE      HEALTH
                                                        NUMBER(1)   PREMIUMS   PREMIUMS
                                                        ---------   --------   --------
Full-time tied agents.................................   11,487       56.1%      82.2%
Part-time tied agents.................................   43,717        5.2%       7.3%
Brokers...............................................    6,157       11.8%       5.7%
Banks.................................................    2,440(2)    18.6%       0.2%
Other(3)..............................................       --        8.3%       4.6%
                                                         ------      -----      -----
  Total...............................................       --      100.0      100.0
                                                         ======      =====      =====

---------------

(1) Represents the total number in Germany for all Allianz Group segments.

(2) Represents the number of German branches at Dresdner Bank, (970), and at unaffiliated banks, comprising Volks- und Raiffeisenbanken (1,463) and Industrie Kredit-Bank (7), with which we have distribution agreements covering our property-casualty and life/health insurance products.

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

     On January 1, 2002, a new law (the Altersvermogensgesetz) took effect, providing incentives for private retirement plans and company pension funds beginning in 2002. The law, provides for direct state subsidies or, in certain circumstances, tax-free premium payments, and it requires that life-long benefit payments be guaranteed. The benefit payments will be subject to income tax. In July 2001, we started selling through Allianz Lebensversicherungs-AG, specially designed products that satisfy the legal requirements of the Altersvermogensgesetz, primarily the requirement that the sum of premium payments be fixed at the beginning of the benefit payment period. We established Allianz Pensionskasse AG, a wholly owned subsidiary of Allianz Lebensversicherungs-AG, and Allianz Dresdner Pensionsfonds AG, a wholly owned subsidiary of

Allianz AG, in 2002 in order to more aggressively sell a variety of pension products in accordance with the Altersvermogensgesetz.

     In June 2004, the Law on Pensions and Annuities (Alterseinkunftegesetz) was adopted in Germany. It is too early yet to reliably assess the impact of this new law on new business. For additional information, see "-- Risk
Factors -- Changes in tax legislation could adversely affect our business."

     In the life insurance area, our policy surrender rates were 4.0% in 2003, 3.7% in 2002 and 3.6% in 2001, compared to German industry-wide surrender rates of 5.5%, 4.9% and 4.6%, (based on information provided by Gesamtverband der Deutschen Versicherungswirtschaft), respectively. We believe that this is in large part due to our widely recognized and well respected brand name, our position as a market leader in most German insurance lines, our reputation for superior customer service and our financial strength. We also pay close attention to promoting follow-on business, which involves persuading policyholders to reinvest funds. This typically takes the form of using the benefits paid out on an endowment policy as the single premium for an immediate annuity that ensures a guaranteed income for the rest of the policyholder's life, or investing in a fund managed by our asset management subsidiary ADAM. See "-- Asset Management Operations." The proportion of funds paid by our German life insurance operations that were reinvested in other Allianz Group products has increased significantly over the past three years.

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

     Our endowment life products for the German market include policies both with unchanging levels of premiums and guaranteed benefits and with premiums and guaranteed benefits that rise automatically in accordance with contributions to the German statutory pension system in Germany. Amounts payable at maturity of an endowment policy include a "guaranteed benefit," an amount established by reference to a legally mandated maximum guaranteed technical interest rate on actuarial reserves. This interest rate is currently 2.75% per year for policies issued on or after January 1, 2004, having declined from 3.25% per year. For additional information, see "-- Regulation and Supervision -- Insurance -- Germany -- Life Insurance." The future profit participation credited to policyholders is not guaranteed. The total amount payable at the maturity of a policy, which is calculated based on the total expected profit participation, is the principal basis of competition between life insurance providers in the German market. Under current German law, the policyholder must be credited with at least 90% of each year's statutory net investment result plus an appropriate share in other profit components. In the current competitive environment, however, the rate of profit participation exceeds this statutory minimum and is subject to periodic adjustment by insurers in light of competitive conditions prevailing from time to time. In conformity with prevailing market conditions, we recently credited between 91% and 94% of each year's profits to policyholders.

RESULTS OF OPERATIONS

     The following table sets forth the components of life insurance gross premiums written in Germany for the years 2003, 2002 and 2001:

                                                            YEAR ENDED DECEMBER 31,
                           ------------------------------------------------------------------------------------------
                                       2003                           2002                           2001
                           ----------------------------   ----------------------------   ----------------------------
                             NEW      RECURRING             NEW      RECURRING             NEW      RECURRING
                           BUSINESS   PREMIUMS    TOTAL   BUSINESS   PREMIUMS    TOTAL   BUSINESS   PREMIUMS    TOTAL
                           --------   ---------   -----   --------   ---------   -----   --------   ---------   -----
                                                                (E IN MILLIONS)
Individual policies
  Endowment..............     346       3,905     4,251      236       4,330     4,566      208       4,501     4,709
  Annuities..............   1,527       1,672     3,199    1,452       1,438     2,890    1,176       1,320     2,496
  Term...................      21          85       106       18          78        96       16          73        89
                            -----       -----     -----    -----       -----     -----    -----       -----     -----
    Subtotal.............   1,894       5,662     7,556    1,706       5,846     7,552    1,400       5,894     7,294
  Group policies.........     997       1,371     2,368      695       1,122     1,817      617       1,058     1,675
                            -----       -----     -----    -----       -----     -----    -----       -----     -----
    Total................   2,891       7,033     9,924    2,401       6,968     9,369    2,017       6,952     8,969
                            =====       =====     =====    =====       =====     =====    =====       =====     =====

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Gross Premiums Written. In Germany, life insurance premiums increased E555 million, or 5.9%, to E9,924 million in 2003 from E9,369 million in 2002, due primarily to a substantial increase in new business, reflecting the increased efficiency of our life insurance distribution channels, including Dresdner Bank, brokerage distribution channels and Allianz Pensionskasse.

     Individual life insurance policies, which include endowment, term and annuity policies, accounted for 65.5% of our gross life insurance premiums written in Germany in 2003. Gross premiums written on individual life insurance remained fairly stable at E7,556 as compared to E7,551 million in 2002. New individual business increased to E1,894 million in 2003 from E1,706 million in 2002. The increase in new individual business was attributable to premium income from new Altersvermogensgesetz policies. Allianz Pensionskasse, in particular, was successful in acquiring new business.

     Group life insurance gross premiums written increased E550 million, or 30.3%, to E2,368 million in 2003 from E1,818 million in 2002, due primarily to successful development of new distribution capacities for occupational pension schemes.

     Earnings After Taxes and Before Goodwill Amortization. In Germany, earnings after taxes and before goodwill amortization from life insurance operations decreased by E68 million, or 162.5%, to a loss of E6 million in 2003 from income of E62 million in 2002, reflecting significantly lower realized gains on the disposition of investments and higher tax charges, offset in part by reduced impairments recorded on investments and lower acquisition costs and administrative expenses. Tax charges in 2003 amounted to E222 million and reflected the change in tax laws in Germany as a result of which the tax-exempt status of dividends and capital gains from the sale of interests in equity investments was abolished. In addition, deductions for certain realized losses and writedowns on interests in investment funds are no longer permitted. The statutory expense ratio decreased to 6.8% in 2003 from 9.4% in 2002, reflecting primarily a lower amortization of deferred policy acquisition costs due to a change in the calculation assumptions. The statutory expense ratio represents net underwriting expenses as a percentage of statutory net premiums earned. Under the Allianz Group's accounting policies for life insurance contracts, which we have adopted the U.S. GAAP accounting standards, premiums earned include only the cost- and risk-related components of premiums generated from unit-linked and other investment-oriented products, but do not include the full amount of statutory premiums earned on these products. Statutory premiums earned are total revenues earned from sales of life insurance policies, in accordance with the statutory accounting practices applicable in the insurer's home jurisdiction.

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

     Earnings After Taxes and Before Goodwill Amortization. In Germany, earnings after taxes and before goodwill amortization from life insurance operations decreased by E3 million, or 4.6%, to E62 million in 2002 from E65 million in 2001, due primarily to reduced costs and a lower tax expense, offset in part by substantial impairments recorded on investments as a result of weakness in the capital markets. Despite the increase in new business, acquisition costs decreased by 26.2%, and the expense ratio decreased to 9.4% in 2002 from 13.7% in 2001, reflecting primarily lower amortization of deferred policy acquisition costs.

HEALTH INSURANCE

     Allianz Private Health is the third-largest private health insurer in Germany, with approximately 2.3 million customers in 2003. Allianz Private Health has strong ties to the German medical profession and is the largest health insurer for this profession in Germany and is a major provider of group health insurance.

     The German statutory healthcare system operates as a mandatory system for persons with incomes below a specified threshold (Versicherungspflichtgrenze) and allows persons with incomes above the threshold to voluntarily opt out of the statutory system and use the private healthcare system. Currently, the German healthcare system is dominated by the German statutory schemes, while private providers of health insurance, including Allianz Private Health, compete for the remainder.

     In January 2003, this specified income threshold was raised by the German legislator in order to stabilize and maintain the statutory healthcare system. As a consequence, the number of individuals who are able to choose protection under the private healthcare system decreased. While this measure reduces new business for full private health coverage for salaried employees, it also creates new business opportunities for supplementary insurance for individuals insured under statutory health insurance plans. Further changes to the German healthcare system are currently being considered, in particular with a view to reducing costs. Enactment into law of any such changes may have an impact on private health insurance providers, as the amount of new business written under full private health coverage may further decrease.

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

RESULTS OF OPERATIONS

     The following table sets forth the components of health insurance gross premiums written in Germany for the years 2003, 2002, and 2001:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2003     2002     2001
                                                              ------   ------   ------
                                                                  (E IN MILLIONS)
Individual policies.........................................  2,233    2,180    2,054
Group policies..............................................    727      685      637
                                                              -----    -----    -----
  Total.....................................................  2,960    2,865    2,691
                                                              =====    =====    =====
Medical expense insurance...................................  2,136    2,029    1,853
Other personal supplementary insurance......................    379      370      370
Compulsory long-term care insurance.........................    209      230      230
Other health insurance......................................    236      236      238
                                                              -----    -----    -----
  Total.....................................................  2,960    2,865    2,691
                                                              =====    =====    =====

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Gross Premiums Written. Health insurance premiums in Germany increased by E95 million, or 3.3%, to E2,960 million in 2003 from E2,865 million in 2002. This increase was due primarily to rate increases in medical expense insurance and to new business.

     Gross premiums written on medical expense insurance, which accounted for 72.2% of health insurance premiums in Germany in 2003, increased by E107 million, or 5.3% to E2,136 million in 2003 from E2,029 million in 2002. The increase was attributable primarily to rate increases and new business. Gross premiums written on other personal supplementary insurance increased to E379 million in 2003 compared to E370 million in 2002. Gross premiums written on compulsory long-term care insurance decreased to E209 million in 2003 compared to E230 million in 2002 due to a mandatory industry-wide reduction in long-term care premium rates. Gross premiums written on other health insurance in Germany remained unchanged E236 million in 2003.

     Earnings After Taxes and Before Goodwill Amortization. In Germany, earnings after taxes and before goodwill amortization from health insurance operations decreased significantly by E58 million, or 90.6%, to E6 million in 2003 from E64 million in 2002, due primarily to higher tax charges as a result of the changes in German tax law discussed above, offset in part by improved underwriting and investment results. Tax charges in total amounted to E200 million.

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

     Earnings After Taxes and Before Goodwill Amortization. In Germany, earnings after taxes and before goodwill amortization from health insurance operations increased by E16 million, or 33.3%, to E64 million in 2002 from E48 million in 2001, reflecting primarily improved investment results.

                                 REST OF EUROPE

DESCRIPTION OF BUSINESS

     The Rest of Europe is our second-largest market for life/health insurance. As a percentage of our total life/health gross premiums written worldwide, the Rest of Europe accounted for 25.3% in 2003, 25.1% in 2002 and 27.2% in 2001.

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

     France. We conduct our life/health insurance operations in France through the companies of the AGF Group. The AGF Group is the eighth-largest life insurance provider in France based on gross premiums written in 2003. The AGF Group provides a broad line of life insurance and other financial products, including short-term investment and savings products. An important portion of AGF Group's life premiums is generated through the sale of unit-linked policies and investment-oriented products, for which only the cost-and risk-related components of premiums are reflected in gross premiums written under U.S. GAAP, which we have adopted to account for our insurance contracts.

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

     Italy. We conduct our life/health insurance operations in Italy primarily through the Italian Subsidiaries. Taken together, the Italian Subsidiaries are the second-largest life insurer in the Italian market based on gross premiums written in 2003. The Italian Subsidiaries' individual life policies are primarily endowment policies but also include annuities and other policies, including capitalization and other products. Consistent with trends in the Italian market generally, the Italian Subsidiaries' products include an increasing amount of unit-linked policies, where policyholders participate directly in the performance of policy-related investments, and a decreasing amount of endowment products. In 2003, sales of unit-linked and equity-linked products sold through banks represented 74% of our total statutory life premiums in Italy, reflecting the importance of this distribution channel. The Italian Subsidiaries' unit-linked policies include products linked to funds managed by the Italian Subsidiaries, as well as by third-party investment managers, and index-linked products.

     Spain. We are the eighth-largest life insurance provider in Spain based on gross premiums written in 2003. We conduct our life/health operations in Spain primarily through Allianz Spain and through Eurovida, our joint venture with Banco Popular. Our Spanish life insurance subsidiaries sell mainly traditional life insurance and pensions and unit-linked products.

     Switzerland. We conduct our life/health operations in Switzerland primarily through the Allianz Suisse Lebensversicherungs-Gesellschaft and Phenix Vie, which together we refer to as our "Swiss Life/Health Subsidiaries." Taken together, the Swiss Life/Health Subsidiaries are the sixth-largest life insurance provider in Switzerland based on gross premiums written in 2003. The Swiss Life/Health Subsidiaries sell a wide range of individual and group life insurance products, including retirement and old age, death and disability products.

     Other. We conduct significant life/health operations in the remainder of the Rest of Europe through approximately 18 Allianz subsidiaries in more than 13 other European countries. In Austria, we operate through our life insurance subsidiary Allianz Elementar Leben. We serve the Belgian life insurance market primarily through AGF Belgium Insurance and the Netherlands life insurance market primarily through Allianz Nederland Levensverzekering N.V. Our largest life insurance subsidiaries in other countries in the Rest of Europe by premiums written are located in Belgium, Austria, Great Britain, Netherlands and Slovakia. Our life insurance products in Other Rest of Europe are generally the same as the life products we offer in the German market. Our life insurance operations in Other Rest of Europe had gross premiums written of E1,356 million in 2003, E1,260 million in 2002 and E1,148 million in 2001. With Hungary, Poland, the Czech Republic and Slovakia joining the European Union with effect from May 1, 2004, our business prospects for the coming years should be even more promising.

RESULTS OF OPERATIONS

     The following table shows key financial data for our Rest of Europe life/health operations. Consistent with our general practice, gross premiums written and earnings after taxes and before goodwill amortization by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different countries and different segments.

                    REST OF EUROPE -- LIFE/HEALTH: KEY DATA

                                                         YEAR ENDED DECEMBER 31,
                         ---------------------------------------------------------------------------------------
                                    2003                          2002                          2001
                         ---------------------------   ---------------------------   ---------------------------
                                     EARNINGS AFTER                EARNINGS AFTER                EARNINGS AFTER
                          GROSS     TAXES AND BEFORE    GROSS     TAXES AND BEFORE    GROSS     TAXES AND BEFORE
                         PREMIUMS       GOODWILL       PREMIUMS       GOODWILL       PREMIUMS       GOODWILL
                         WRITTEN      AMORTIZATION     WRITTEN      AMORTIZATION     WRITTEN      AMORTIZATION
                         --------   ----------------   --------   ----------------   --------   ----------------
                                                             (E IN MILLIONS)
France.................   1,572           208           1,493           (231)         1,556            97
Italy..................   1,239           223           1,298            287          1,336           261
Switzerland............     557            (8)            651            (80)           584           (17)
Spain..................     540            33             502             30            879            28
Other..................   1,356            38           1,260           (114)         1,148            12
Consolidation
  adjustments..........     (22)           --             (23)            (2)           (17)           --
                          -----           ---           -----           ----          -----           ---
  Total................   5,242           494           5,181           (110)         5,486           381
                          =====           ===           =====           ====          =====           ===

                 OTHER REST OF EUROPE -- LIFE/HEALTH: KEY DATA

                                                         YEAR ENDED DECEMBER 31,
                         ---------------------------------------------------------------------------------------
                                    2003                          2002                          2001
                         ---------------------------   ---------------------------   ---------------------------
                                     EARNINGS AFTER                EARNINGS AFTER                EARNINGS AFTER
                          GROSS     TAXES AND BEFORE    GROSS     TAXES AND BEFORE    GROSS     TAXES AND BEFORE
                         PREMIUMS       GOODWILL       PREMIUMS       GOODWILL       PREMIUMS       GOODWILL
                         WRITTEN      AMORTIZATION     WRITTEN      AMORTIZATION     WRITTEN      AMORTIZATION
                         --------   ----------------   --------   ----------------   --------   ----------------
                                                             (E IN MILLIONS)
Belgium................     324           (62)            314            (70)           316           (21)
Netherlands............     138            11             145            (33)           157            34
Austria................     305             4             294              8            274             6
Great Britain..........     143            67             153            (13)           130            --
Greece.................      70             1              71             (1)            63           (18)
Luxembourg.............      40            (9)             26             (7)            27             4
Portugal...............      59             7              52              8             47             6
                          -----           ---           -----           ----          -----           ---
  Western and Southern
     Europe............   1,079            19           1,055           (108)         1,014            11
                          -----           ---           -----           ----          -----           ---
Slovakia...............     121             6              71              4             15             1
Hungary................      53             4              51              3             44             5
Czech Republic.........      43             2              35             (9)            35            (1)
Poland.................      30             1              27             (3)            29            (4)
Croatia................      19             5              14             --              8             1
Bulgaria...............       8             1               6             --              3            --
Romania................       3            --               1             (1)            --            (1)
                          -----           ---           -----           ----          -----           ---
  Central and Eastern
     Europe............     277            19             205             (6)           134             1
                          -----           ---           -----           ----          -----           ---
     Total.............   1,356            38           1,260           (114)         1,148            12
                          =====           ===           =====           ====          =====           ===

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Gross Premiums Written. In Rest of Europe, life/health gross premiums written increased by E61 million, or 1.2%, to E5,242 million in 2003 from E5,181 million in 2002, reflecting primarily increases in gross premiums written in France, Slovakia and Spain, offset in part by decreases in gross premiums written in Switzerland and Italy.

     Earnings After Taxes and Before Goodwill Amortization. In Rest of Europe, earnings after taxes and before goodwill amortization from life/health insurance operations increased substantially by E604 million to E494 million in 2003 from a loss of E110 million in 2002, due primarily to increases in France and Switzerland.

     France. In France, life/health gross premiums written, which include fees from unit-linked products and investment-oriented products with guaranteed interest, increased slightly by E79 million, or 5.3%, to E1,572 million in 2003 from E1,493 million in 2002. The increase was due primarily to increased premium income in our health and group life businesses, reflecting rate increases in our health line and strong growth in the group life market. We also experienced moderate growth in our individual life business, reflecting the growth in the French life insurance market. Earnings after taxes and before goodwill amortization in France increased by E439 million to E208 million in 2003 from a loss of E231 million in 2002, primarily as a result of improved investment results reflecting primarily a realized gain of E743 million on the sale of our shareholding in Credit Lyonnais in the second quarter of 2003 and the recovery of the stock markets, as well as reduced policyholders' crediting rates and administrative expenses.

     Italy. In Italy, life gross premiums written, which include fees from unit-linked products, decreased E59 million, or 4.5%, to E1,239 million in 2003 from E1,298 million in 2002. This decrease was primarily attributable to higher maturities in our traditional life insurance portfolio, partially offset in part by growth in new business, mainly in investment-oriented products with capital protection features. Our bancassurance distribution channel was the main contributor to the growth in new business. Earnings after taxes and before goodwill amortization in Italy decreased to E223 million in 2003 from E287 million in 2002, due primarily to decreased investment results, despite the recovery of the stock markets, as a result of a realized gain of E186 million from the sale of a real estate subsidiary in 2002. Earnings after taxes and before goodwill amortization were positively affected by a gain of E19 million in connection with the disposition of a derivative financial instrument that was used to hedge an investment but did not qualify for hedge accounting.

     Spain. In Spain, life gross premiums written increased by E38 million, or 7.6%, to E540 million in 2003 from E502 million in 2002, primarily due to an increase in our group pension business, reflecting the underwriting of several large group policies, as well as increases in gross premiums written in other group business and individual life business. Earnings after taxes and before goodwill amortization increased by E3 million, or 10.0%, to E33 million in 2003 from E30 million in 2002, due primarily to improved investment results.

     Switzerland. In Switzerland, life/health gross premiums written decreased by E94 million, or 14.4%, to E557 million in 2003 from E651 million in 2002. This decrease was attributable primarily loan improved actuarial method to calculate the premium collapsing. In Switzerland, earnings after taxes and before goodwill amortization increased to a loss of E8 million in 2003 from a loss of E80 million in 2002, due primarily to improved investment results and reduced acquisition costs and administrative expenses, offset in part by high net insurance benefits attributable to the high guaranteed interest rate for life insurance policies in Switzerland. Earnings after taxes and before goodwill amortization in 2003 also reflected lower tax benefits as compared to 2002, which was positively affected by the capitalization of tax losses carried forward.

     Other. Life/health gross premiums written in Other Rest of Europe increased by E96 million, or 7.6%, to E1,356 million in 2003 from E1,260 million in 2002. Earnings after taxes and before goodwill amortization in Other Rest of Europe increased by E152 million to E38 million in 2003, compared with a loss of E114 million in 2002, reflecting primarily increases in the Netherlands and Great Britain.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Gross Premiums Written. In Rest of Europe, life/health gross premiums written decreased by E305 million, or 5.6%, to E5,181 million in 2002 from E5,486 in 2001, reflecting primarily decreases in gross premiums written in Spain, France and Italy, offset in part by increases in Other Rest of Europe and Switzerland.

     Earnings After Taxes and Before Goodwill Amortization. In Rest of Europe, earnings after taxes and before goodwill amortization from life/health insurance operations decreased by E491 million, or 128.9%, to a loss of E110 million in 2002 from income of E381 million in 2001. This was due to decreases in France, Other Rest of Europe and Switzerland, offset in part by increases in Italy and Spain.

     France. In France, life/health gross premiums written, which include fees from unit-linked products and investment-oriented products with guaranteed interest, decreased by E63 million, or 4.0%, to E1,493 million in 2002 from E1,556 million in 2001. The decrease was due primarily to decreased premium income in our group life business, reflecting the sale of a large group policy in France in 2001. In addition, we experienced decreased sales in our individual life business of conventional unit-linked life insurance products, reflecting the continuing weakness in the capital markets, offset in part by an increase in investment-oriented products with guaranteed interest. Earnings after taxes and before goodwill amortization in France decreased significantly by E328 million to a loss of E231 million in 2002 from income of E97 million in 2001, primarily as a result of substantial realized losses and impairments recorded on investments due to unfavorable conditions in the capital markets.

     Italy. In Italy, life gross premiums written, which include fees from unit-linked products, decreased E38 million, or 2.8%, to E1,298 million in 2002 from E1,336 million in 2001. This decrease was attributable primarily to decreased sales of traditional life insurance policies in favor of investment-oriented products with guaranteed interest. Sales of traditional unit-linked products slowed in 2002 compared to 2001 as a result of weakness in the capital markets. Earnings after taxes and before goodwill amortization in Italy increased to E287 million in 2002 from E261 million in 2001, due primarily to a realized gain of E186 million from the sale of a real estate subsidiary.

     Spain. In Spain, life gross premiums written decreased by E377 million, or 42.9%, to E502 million in 2002 from E879 million in 2001, primarily attributable to a substantial decrease in our pension group business as a result of a one-time premium recorded in 2001 in connection with the underwriting of a large group policy, offset in part by increases in gross premiums written in other group business and individual life business. Earnings after taxes and before goodwill amortization increased by E2 million, or 7.1%, to E30 million in 2002 from E28 million in 2001, due primarily to improved investment results, offset in part by decreased underwriting results.

     Switzerland. In Switzerland, life/health gross premiums written increased by E67 million, or 11.5%, to E651 million in 2002 from E584 million in 2001. This increase was attributable primarily to an increase in individual business with high single premiums. In Switzerland, earnings after taxes and before goodwill amortization decreased to a loss of E80 million in 2002 from a loss of E17 million in 2001, due primarily to realized losses and impairments recorded on investments, particularly on equity securities. This decrease was offset by a tax benefit of approximately E95 million relating to the accrual of deferred tax benefits attributable to the capitalization of tax losses carried forward.

     Other. Life/health gross premiums written in Other Rest of Europe increased by E112 million, or 9.8%, to E1,260 million in 2002 from E1,148 million in 2001. Earnings after taxes and before goodwill amortization in Other Rest of Europe decreased significantly by E126 million to a loss of E114 million in 2002, compared with income of E12 million in 2001, reflecting primarily reduced earnings after taxes and before goodwill amortization in the Netherlands and Belgium as a result of weakness in capital markets.

                                 REST OF WORLD

DESCRIPTION OF BUSINESS

     As a percentage of our total life/health gross premiums written worldwide, Rest of World accounted for 12.4% in 2003, 15.7% in 2002 and 14.9% in 2001. Our primary life/health markets in Rest of World are the United States and the Asia-Pacific region.

     United States. We serve the United States life/health insurance market through Allianz Life Insurance Company of North America (or Allianz Life), which is headquartered in Minneapolis, Minnesota. Allianz Life and its subsidiaries are licensed to write business in all 50 states, the District of Columbia and Guam. Allianz Life markets a wide variety of life insurance, fixed and variable annuity contracts, and long-term care insurance to individual and corporate customers. Allianz Life is a major company in providing fixed annuities (including equity-indexed annuities) to individuals. Allianz Life also provides healthcare excess of loss coverage. During 2003, our subsidiary Allianz Life exited the traditional life reinsurance business. For additional information, see Note 12 to our consolidated financial statements. In 2003, our total statutory premiums written from life/health insurance in the United States, which include sales of investment-oriented products, were E8,566 million, down from E9,530 million in 2002.

     Asia-Pacific. The primary life, health insurance markets in which we operate in the Asia-Pacific area are as follows:

     South Korea. Our insurance operations in South Korea consist of our two subsidiaries, Allianz Life Insurance Korea Co. Ltd., Seoul, and Hana Allianz, our newly formed bancassurance joint venture with Hana Bank, Seoul. We refer to these subsidiaries and joint venture enterprise together as the South Korean operating entities. The South Korean operating entities market a wide variety of life insurance products including individual whole life insurance polices, annuities, individual endowment insurance, education insurance, protection insurance, group life insurance protection and employee severance plans. Together, the South Korean Subsidiaries generated E1,609 million in annual statutory premiums in 2003.

     Other Asia-Pacific. In addition to the primary markets described above, we conduct life and accident insurance operations in Taiwan, China, Thailand, Indonesia, India and Malaysia. We also market a range of health insurance products in Indonesia and Pakistan.

     Other. In view of the prevailing uncertainties in South America we have abandoned most of our life insurance activities in this region and sold our companies in Chile in the first half of 2003 and in Brazil in the first quarter of 2004. In Colombia we are expanding the sale of investment-oriented products.

RESULTS OF OPERATIONS

     The following table shows key financial data for our Rest of World life/health operations. Consistent with our general practice, gross premiums written and earnings after taxes and before goodwill amortization by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different countries and different segments.

                     REST OF WORLD -- LIFE/HEALTH: KEY DATA

                                                         YEAR ENDED DECEMBER 31,
                           ------------------------------------------------------------------------------------
                                      2003                         2002                         2001
                           --------------------------   --------------------------   --------------------------
                                      EARNINGS AFTER               EARNINGS AFTER               EARNINGS AFTER
                            GROSS    TAXES AND BEFORE    GROSS    TAXES AND BEFORE    GROSS    TAXES AND BEFORE
                           PREMIUM       GOODWILL       PREMIUM       GOODWILL       PREMIUM       GOODWILL
                           WRITTEN     AMORTIZATION     WRITTEN     AMORTIZATION     WRITTEN     AMORTIZATION
                           -------   ----------------   -------   ----------------   -------   ----------------
                                                             (E IN MILLIONS)
United States............   1,078          165           1,411          (18)          1,478          (24)
Asia-Pacific.............   1,372           18           1,639          (25)          1,229           (5)
Other....................     114            2             201            3             303          (20)
                            -----          ---           -----          ---           -----          ---
  Total..................   2,564          185           3,251          (40)          3,010          (49)
                            =====          ===           =====          ===           =====          ===

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Gross Premiums Written. Life/health gross written premiums for Rest of World decreased by E687 million, or 21.1%, to E2,564 million in 2003 from E3,251 million in 2002. Life/health gross premiums written in the United States were E1,078 million in 2003, a decrease of E333 million from E1,411 million in 2002. On a constant currency basis, gross premiums written in the United States decreased by E121 million, or 8.6%, due primarily to the termination of certain group accident and health business in 2002, the sale of our traditional life reinsurance business in 2003 and a decrease in premiums from our fixed annuity business, offset in part by higher sales of variable annuity products through our recently expanded distribution channels. Life/health gross premiums written in the Asia-Pacific region decreased by E267 million, or 16.3%, to E1,372 million in 2003 from E1,639 million in 2002. On a constant currency basis, gross premiums written in the Asia-Pacific region decreased by E65 million, or 4.0%, due primarily to decreases in our operations in Taiwan as a result of a change in the composition of business underwritten from traditional life insurance to unit-linked insurance business. Life/health gross premiums written in Other Rest of World decreased by E87 million, or 43.3%, to E114 million in 2003 from E201 million in 2002.

     Earnings After Taxes and Before Goodwill Amortization. Life/health earnings after taxes and before goodwill amortization in Rest of World increased by E225 million to E185 million in 2003 from a loss of E40 million in 2002. The increase was primarily the result of higher earnings in the United States, which increased to E165 million in 2003 from a loss of E18 million in 2002. Improved investment and capital market performance in the United States drove the higher earnings through increased realized gains, write-ups of previously impaired investments and improved operating results on fixed and variable annuity business. Earnings after taxes and before goodwill amortization in Asia-Pacific increased by E43 million, to E18 million in 2003 from a loss of E25 million in 2002, due primarily to a substantial increase in earnings after taxes and before goodwill amortization in Taiwan by E66 million, primarily as a result of the distribution of unit-linked products, offset in part by a decrease in earnings after taxes and before goodwill amortization in South Korea by E42 million, reflecting comparatively high guaranteed interest rates under current capital market conditions. In 2003, earnings after taxes and before goodwill amortization from life/health operations in the United States was E165 million, compared to a loss of E18 million in 2002. The increase in earnings after taxes and before goodwill amortization was primarily attributable to improved investment and capital market performance, which resulted in increased realized gains, writeups of previously impaired investments and improved operating results on fixed and variable annuity business.

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

     Earnings After Taxes and Before Goodwill Amortization. Life/health earnings after taxes and before goodwill amortization in Rest of World increased by E9 million to a loss of E40 million in 2002 from a loss of E49 million in 2001. The increase was primarily the result of increased earnings after taxes and before goodwill amortization in South America due to lower acquisition costs and administrative expenses. Earnings after taxes and before goodwill amortization in Asia-Pacific decreased by E20 million, to a loss of E25 million in 2002 from a loss of E5 million in 2001, due primarily to decreased earnings after taxes and before goodwill amortization in South Korea, reflecting primarily higher tax expense. In 2002, losses from life/health operations in the United States were E18 million, compared to a loss of E24 million in 2001, due primarily to improved underwriting results and a higher volume of business, offset in part by impairments recorded on investment as a result of weakness in the capital markets.

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

                               BANKING OPERATIONS

     Through our subsidiary Dresdner Bank, we offer a wide range of private, commercial and investment banking products and services for corporate, governmental and individual customers, primarily in the European market. Based on total assets at December 31, 2003, Dresdner Bank was one of the largest banks in Germany.

     We established banking as our fourth core business segment alongside property-casualty insurance, life/health insurance and asset management following our acquisition of Dresdner Bank in 2001. We have included Dresdner Bank in our consolidated financial statements since July 23, 2001, the date of the acquisition. Our banking segment consists primarily of the banking operations of Dresdner Bank. Total operating income of our banking segment, which consists of net interest and similar income, trading income, net fee and commission income and income resulting from service activities, decreased from E7,566 million in 2002 to E6,743 million in 2003. Total operating income of our banking segment was E3,853 million in 2001. The asset management operations of Dresdner Bank are included in our asset management segment. For a discussion of our asset management operations, including those of Dresdner Bank, see "-- Asset Management Operations."

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

     With approximately 1,040 branch offices and 42,000 employees at December 31, 2003, Dresdner Bank is focused on selected customer groups, geographic regions and business areas in which the bank traditionally holds a strong position. Our principal banking products and services include traditional commercial banking activities such as deposit taking, lending (including residential mortgage lending) and cash management, as well as corporate finance advisory services, mergers and acquisitions advisory services, capital and money market services, securities underwriting and securities trading and derivatives business on our own account and for our customers.

     We operate through the domestic and international branch network of Dresdner Bank and through various subsidiaries both in Germany and abroad, some of which also have branch networks. At December 31, 2003, our branch banking network comprised approximately 950 German branches, giving us a presence throughout Germany, and 90 non-German branches.

     For 2003, Germany, the Rest of Europe and the NAFTA zone accounted for approximately 51%, 36% and 6%, respectively, of our operating income from banking operations.

REORGANIZATION OF BUSINESS DIVISIONS

     We have reorganized our banking operations significantly since 2001. We currently conduct our banking business through five divisions, Private and Business Clients, Corporate Banking, Dresdner Kleinwort

Wasserstein, Institutional Restructuring Unit ("IRU") and Other. In 2002, our main operating divisions were Private and Business Clients and Corporates & Markets. Since then, effective January 1, 2003, we split our former Corporates & Markets division into Corporate Banking, to primarily serve our domestic corporate customers, and Dresdner Kleinwort Wasserstein, to primarily serve our international corporate customers and to provide investment banking services, and in the second half of 2003, we integrated our mid-sized corporate clients business into our Private and Business Clients division, which we had previously included within our former Corporates & Markets division, in order to serve our mid-sized corporate clients more effectively.

     In September 2002 we announced the establishment of the IRU division, effective January 1, 2003, with the aim to free up risk capital through the reduction of risk-weighted assets. For the calculation of risk-weighted assets, see "-- Regulation and Supervision -- Banking, Asset Management and Investment Services -- Germany -- Capital Adequacy Requirements." The initial plan to achieve this aim was to restructure non-performing loans to strategic customers and to return them to the originating business units, and to maximize the recovery from the remaining non-performing loans, non-strategic customer loans and private equity investments, through repayment, sale, hedging, securitization and other means. During the course of 2003 management decided to maintain the restructuring of non-performing loans to strategic customers at the originating business units. For additional information on our IRU division, see "-- Banking Operations by Division -- IRU -- Description of Business."

     In our Other division during 2003, we disposed of our institutional custody business, with the transfer of such business occurring in the first quarter of 2004. In addition we are currently discussing with a third party to outsource our domestic retail securities processing (including custody) and payment processing activities, and expect to complete such transaction in the second half of 2004. In 2002, we also merged our mortgage banking subsidiary, Deutsche Hyp, with the mortgage banking subsidiaries of Commerzbank and Deutsche Bank into a single entity, Eurohypo AG (or Eurohypo). The assets and liabilities of the former Deutsche Hyp were accordingly deconsolidated as of August 1, 2002. We account for our remaining interest of 28.5% of Eurohypo using the equity method. See "-- Banking Operations By Division -- Other -- Description of Business."

COST-CUTTING AND RESTRUCTURING MEASURES

     In 2003, in order to further increase operating efficiency and cut costs in our banking segment, Dresdner Bank supplemented its existing restructuring programs, introduced since 2000, with new initiatives affecting major parts of its banking operations. Through these combined initiatives, Dresdner Bank has announced plans to eliminate an aggregate of approximately 15,700 positions and to significantly improve the operating efficiency and profitability of Dresdner Bank. As of December 31, 2003, an aggregate of approximately 9,910 positions had been eliminated under these initiatives. We believe that we have made significant progress in 2003 toward reaching our goals, and we intend to continue striving in 2004 and 2005 toward the successful completion of our cost-cutting initiatives.

     For additional information on restructuring charges recorded in 2003, see "-- Results of Operations -- Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 -- Other Expenses." For additional information on restructuring charges generally, see also Note 21 to our consolidated financial statements.

     The principal cost-cutting and restructuring measures implemented in 2003 were as follows:

     In August 2003, as part of our cost-cutting program, we announced an initiative to eliminate an additional approximately 4,700 positions in our banking segment by the end of 2005. The focus of this initiative is on our back-office areas and our support functions, which will primarily affect Dresdner Bank's head office. The initiative also includes the elimination of positions at Advance Bank and the outsourcing of certain activities within our transaction banking business. The aim of the initiative is to eliminate approximately E1 billion of annual administrative expenses by 2006 through work force reductions and increased efficiency in our back office areas and support functions. We recorded restructuring charges of E380 million in 2003 in connection with the elimination of approximately 3,500 positions of the total initiative. We expect to record the remaining charges under these plans in 2004, when such charges qualify under IFRS. Of the aggregate 4,700 positions to be eliminated under this initiative, approximately 1,100 positions had been eliminated as of April 30, 2004.

     Included within the 4,700 positions from the August 2003 initiative, we plan to eliminate approximately 700 positions in connection with outsourcing our domestic retail securities processing (including custody) and payment processing activities. As of April 30, 2004, approximately 300 positions had been eliminated pursuant to this initiative. We recorded approximately E44 million of restructuring charges in 2003 in addition to the E380 million of restructuring charges recorded in the August 2003 initiative. Further, approximately E47 million of impairment charges were recorded relating to our information technology systems.

     In February 2003, as part of our efforts to focus on the Allianz and Dresdner Bank brands, we announced a plan to integrate the activities of our direct banking subsidiary Advance Bank into the Allianz Group in 2003. Also included within the 4,700 positions from the August 2003 initiative, we expect to eliminate approximately 400 positions by mid-2004. In connection with this initiative, we recorded restructuring charges of approximately E20 million in 2003, which is included within the E380 million of restructuring charges recorded in conjunction with the August 2003 initiative. Of the aggregate 400 positions to be eliminated under this plan, approximately 300 positions had been eliminated as of April 30, 2004.

     Over the course of 2003, we also continued to implement the comprehensive restructuring plans introduced by Dresdner Bank in 2002, 2001 and 2000 to reduce administrative expenses:

     In September 2002, we announced initiatives involving the elimination of an additional approximately 3,000 positions in our banking segment, including approximately 2,100 positions in our former Corporates & Markets division, 300 positions in our Private and Business Clients division and 600 positions in our Other division. In connection with the elimination of the first 1,500 of these positions, we recorded restructuring charges of approximately E199 million in 2002. In 2003 we recorded an additional approximately E344 million in charges associated with the termination of the remaining 1,500 positions. Of the aggregate 3,000 positions to be eliminated under these initiatives, approximately 2,500 positions had been eliminated as of April 30, 2004.

     In September 2001, we announced plans involving an aggregate reduction of approximately 1,300 positions throughout our banking segment. In the course of 2001, only our restructuring plans at our German subsidiaries were sufficiently detailed to qualify for restructuring charges to be recorded under IFRS. Pursuant to such qualifying plans, we recorded charges of E31 million in 2001 for the elimination of approximately 240 positions in branch and support functions at our German subsidiaries. Pursuant to plans that qualified for restructuring charges in 2002, we recorded further charges of E73 million in connection with the elimination of approximately 1,000 positions. In addition, we recorded charges of approximately E3 million for the elimination of the approximately 60 remaining positions in 2003. Of the aggregate 1,300 positions to be eliminated under these plans, approximately 1,200 positions had been eliminated as of April 30, 2004.

     In 2000, Dresdner Bank announced a restructuring plan calling for consolidation of its German branch network and related back-office activities in Germany, including closing approximately 300 of our German branches, and the discontinuation of commercial lending activities outside of Europe that are not directly related to investment banking, by 2004. These measures included aggregate job cuts of approximately 5,000 employees. Restructuring charges for the plan were initially recorded by Dresdner Bank in 2000, with further charges of approximately E21 million and approximately E10 million recognized during 2003 and 2002, respectively. Of the charges recorded in 2000, we recorded releases of E7 million in 2003, E76 million in 2002 and E5 million in 2001. The releases recorded in 2003 reflect management's decision based on review of the previous plan estimates. The releases recorded in 2002 reflected primarily a decision not to implement plans to relocate certain banking operations in New York and changes in estimates of costs associated with the consolidation of back-office functions in Germany. The releases recorded in 2001 were attributable to changes in estimates of employee termination costs in connection with the discontinuation of our commercial lending activities outside Europe. As a result of this plan, we reduced the total number of German branches from approximately 1,350 at December 31, 1999 to approximately 1,000 at December 31, 2002. Of the aggregate 5,000 employees to be terminated under this initiative, all 5,000 employees had been terminated as of April 30, 2004.

     The following restructuring plans introduced by Dresdner Bank since 2000, have been completed:

     In February 2003, as part of the continued reorganization of our business structure to focus on our core operating divisions, we publicly announced the closure of our wholly owned subsidiary Lombardkasse AG (or Lombardkasse), a broker-dealer specializing in securities custody and clearing transactions. The closure involved the termination of approximately 80 employees. Charges of approximately E40 million were recorded within other expenses in 2002 in connection with the termination of certain service contracts associated with the closure. All 80 positions had been eliminated as of December 31, 2003.

     In April 2002, as part of our ongoing cost-cutting measures, we announced the elimination of an additional approximately 200 positions in our former Corporates & Markets division. Costs associated with eliminating these positions of approximately E17 million were recorded within Acquisition costs and administrative expenses in 2002 without establishing restructuring provisions. All 200 of these positions had been eliminated as of December 31, 2002. See
"-- Results of Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Acquisition Costs and Administrative Expenses."

     In 2001, in connection with the reorganization of our former Corporates & Markets division, we recorded charges of approximately E118 million for the elimination of approximately 1,500 positions, primarily in front and back office support functions. Associated with the reorganization, additional charges of approximately E14 million and approximately E6 million were recorded in 2003 and 2002 respectively to reflect a revised estimate of costs associated with leased property. Of the charges recorded in 2001, we recorded releases of approximately E6 million and approximately E5 million in 2003 and 2002, respectively. For additional information on the restructuring charges recorded in 2001, see
"-- Results of Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Other Expenses." Of the 1,500 positions to be reduced under this reorganization, all 1,500 had been eliminated as of December 31, 2002.

     We had approximately 45,000 employees at December 31, 2003 in our banking segment, compared to approximately 47,000 employees (including part-time employees and employees on leave) at December 31, 2002.

COMPETITION

     We are subject to intense competition in all aspects of our banking business from both bank and non-bank institutions that provide financial services and, in some of our activities, from government agencies. Substantial competition exists among a large number of commercial banks, savings banks, other public sector banks, brokers and dealers, investment banking firms, insurance companies, investment advisors, mutual funds and hedge funds to provide the types of banking products and services that we offer in our banking operations. In our Private and Business Clients division, our main competitors are Deutsche Bank, HypoVereinsbank, Commerzbank, Deutsche Postbank, Citibank and German savings and cooperative banks. In our Corporate Banking division, our main competitors are Deutsche Bank, Citigroup, Commerzbank and HypoVereinsbank, as well as the German public state banks and savings and cooperative banks. In our Dresdner Kleinwort Wasserstein division, our main competitors are Deutsche Bank, Commerzbank, BNP Paribas, ING and Royal Bank of Scotland. Competition is based on a number of factors, including distribution systems, transaction execution, products and services, innovation, reputation and price. In recent years, we have generally experienced intensifying price competition as competitors have sought to increase their market share. We believe this trend will continue.

RESULTS OF OPERATIONS

     The following table sets forth certain financial information for our banking operations for the years indicated.

                                                             YEAR ENDED DECEMBER 31
                                                           ---------------------------
                                                            2003      2002     2001(1)
                                                           -------   -------   -------
                                                                 (E IN MILLIONS)
Interest and similar income..............................    8,089    13,336     9,085
Income (net) from investments in affiliated enterprises,
  joint ventures, and associated enterprises.............       27     2,071(2)   1,016
Other income from investments............................      751     1,430       628
Trading income...........................................    1,486     1,081       244
Fee and commission income, and income resulting from
  service activities.....................................    2,956     2,925     1,474
Other income.............................................      521       432       308
                                                           -------   -------   -------
Total income.............................................   13,830    21,275    12,755
                                                           -------   -------   -------
Interest and similar expenses............................   (5,284)   (9,509)   (6,766)
Other expenses for investments...........................     (912)   (2,225)     (465)
Loan loss provisions.....................................   (1,014)   (2,222)     (588)
Acquisition costs and administrative expenses............   (6,590)   (7,581)   (3,446)
Amortization of goodwill.................................     (263)     (241)      (70)
Other expenses...........................................   (1,967)   (1,034)   (1,193)
                                                           -------   -------   -------
Total expenses...........................................  (16,030)  (22,812)  (12,528)
                                                           -------   -------   -------
Earnings from ordinary activities before taxation........   (2,200)   (1,537)      227
Taxes....................................................    1,025       154         6
Minority interests in earnings...........................     (104)       25      (453)
                                                           =======   =======   =======
Net income (loss)........................................   (1,279)   (1,358)     (220)

---------------

(1) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

(2) Includes a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. See "-- Asset Management Operations." The gain on this transfer was eliminated at the Allianz Group level. In addition, this item includes a realized gain of E244 million resulting from the merger of Deutsche Hyp into Eurohypo in August 2002. See "-- Banking Operations By Division -- Other -- Description of Business."

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     In the following section, we discuss the consolidated results of our banking operations for the years ended December 31, 2003 and 2002. As discussed below, our banking results in 2002 were significantly affected by the merger into Eurohypo and deconsolidation on August 1, 2002 of our former mortgage banking subsidiary Deutsche Hyp (see "-- Banking Operations By
Divison -- Other -- Description of Business"), as well as the E1,912 million of realized gains recorded in connection with the transfer in August 2002 of Dresdner Bank's German asset management subsidiaries to ADAM (see "-- Asset Management Operations").

     Operating Income. We measure operating income in our banking operations on a net basis. Operating income consists of interest and similar income, trading income, fee and commission income, and income resulting from service activities, less interest and similar expenses and fee and commission expenses. Operating income is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks, but other banks may calculate operating income on a different basis and accordingly may not be comparable to operating income as used herein.

     The following table shows our banking segment operating income and its income statement components for the years indicated:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              ---------------
                                                               2003     2002
                                                              ------   ------
                                                              (E IN MILLIONS)
Interest and similar income.................................   8,089   13,336
Trading income..............................................   1,486    1,081
Fee and commission income, and income resulting from service
  activities................................................   2,956    2,925
Interest and similar expenses...............................  (5,284)  (9,509)
Fee and commission expenses(1)..............................    (504)    (267)
                                                              ------   ------
Operating income............................................   6,743    7,566

---------------

(1) See "-- Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 -- Acquisition Costs and Administrative Expenses."

     Interest and Similar Income. Interest and similar income consists primarily of income from loans and advances to banks and to customers and investment securities and the effects of derivatives qualifying for hedge accounting treatment. Interest and similar income from our banking operations was E8,089 million in 2003, a decrease of E5,247 million, or 39.3%, from E13,336 million in 2002, reflecting primarily, the deconsolidation of Deutsche Hyp on August 1, 2002 and the reduction of risk-weighted interest earning assets in 2003. Interest and similar income from loans and advances to customers, was E5,454 million, a decrease of E1,638 million, or 23.1%, from E7,092 million in 2002, reflecting the deconsolidation of Deutsche Hyp on August 1, 2002, and decreased lending volumes primarily to corporate customers in the United States, South America and Asia as well as the disposition of non-strategic loans through the IRU. Interest income from lending and money market transactions, substantially all of which relates to transactions with banks, was E709 million in 2003, a decrease of E364 million, or 33.9%, from E1,073 million in 2002. Interest income from lending and money market transactions in 2003 was adversely affected by both a decrease in average interest yields and a decrease in average volume. Interest and similar income from investment securities was E950 million, a decrease of E1,282 million, or 57.4%, from E2,232 million in 2002, substantially all of which resulted from a decrease in income from fixed-interest government securities. Income from fixed-interest government securities decreased to E669 million, a decrease of E1,282 million, or 65.7%, from E1,951 million in 2002, primarily reflecting the deconsolidation of Deutsche Hyp on August 1, 2002. Income from corporate debt securities remained roughly stable at E51 million in 2003, as compared to E50 million in 2002. Income from equity securities, which consists primarily of dividend income, was E194 million, a decrease of E12 million, or 5.8%, from E206 million in 2002.

     Trading Income. Trading income consists mainly of net interest income, realized and unrealized gains and losses from trading in interest and equity products, foreign exchange and precious metals, and the effects of derivative contracts that do not qualify for hedge accounting. Trading income is net of interest expense and includes both proprietary trading revenues and margins realized from trades made on behalf of customers. Trading income was E1,486 million in 2003, an increase of E405 million, or 37.5%, from E1,081 million in 2002. Trading income from interest products was E632 million in 2003, a decrease of E106 million, or 14.4%, from E738 million in 2002, primarily related to realized losses on fixed-income government securities. Income from trading in equity products increased to E178 million in 2003 from a loss of E49 million in 2002, as a result of the recovery in the equity securities markets during the course of 2003. Income from foreign exchange and precious metals trading was E359 million in 2003, an increase of E58 million, or 19.3%, from E301 million in 2002, primarily related to increased client business. Other trading income increased to E317 million in 2003 from E90 million in 2002, due primarily to an increase in net gains from the trading of financial derivatives contracts attributable to interest products, and increases in income from the effects of derivative contracts that do not qualify for hedge accounting. Gains or losses on such financial instruments arising from changes in fair value are included in trading income. For additional information on trading income in our banking operations, see Note 28 to our consolidated financial statements.

     Fee And Commission Income and Income from Service Activities. Fee and commission income and income from service activities comprises mainly fees and commissions from our securities, lending, transaction banking, underwriting and mergers and acquisitions advisory businesses. Fee and commission income, and income from service activities was E2,956 million in 2003, an increase of E31 million, or 1.1%, from E2,925 million in 2002. Fee and commission income from our securities business was E1,306 million in 2003, an increase of E240 million, or 22.5%, from E1,066 million in 2002, reflecting commissions from the sale of asset management products. Fee and commission income from our mergers and acquisitions advisory businesses was negatively affected by a lower volume of mergers and acquisitions activities in 2003, decreasing to E128 million in 2003 from E252 million in 2002. Fee and commission income from our underwriting business remained unchanged at E104 million in 2003, comprised primarily of underwriting of debt securities. In addition, fee and commission income included income on account and payment transactions (E396 million in 2003 compared to E390 million in 2002), insurance, real estate and other brokerage commissions (E343 million in 2003 compared to E232 million in 2002), commissions earned from lending activities (E160 million in 2003 compared to E196 million in 2002), commissions earned for asset management products from third-party customers (E158 million in 2003 compared to E207 million in 2002) and commissions earned from our ADAM segment for marketing and selling their asset management products (E74 million in 2003 compared to E113 million in 2002). Other fee and commission income was E287 million in 2003, a decrease of E78 million or 21.4% from E365 million in 2002.

     Interest and Similar Expenses. Interest and similar expense consists primarily of interest expense on deposits, certificated liabilities and the effects of derivatives qualifying for hedge accounting treatment. Interest and similar expense was E5,284 million in 2003, a decrease of E4,225 million, or 44.4%, from E9,509 million in 2002, reflecting primarily, the deconsolidation of Deutsche Hyp in August 2002, as well as the impact of a general decline in interest rates and declining loan volumes. The decline in loan volumes was due primarily to reduced funding requirements as a result of reduced lending activities. Of the total amount of interest and similar expenses in 2003, interest expense on deposits was E2,514 million, a decrease of E1,561 million, or 38.3%, from E4,075 in 2002, due primarily to the general decline in interest rates. Interest expense on certificated liabilities, consisting of long-term bonds and certificated money-market instruments, was E1,832 million, a decrease of E1,801 million, or 49.6%, from E3,633 million in 2002, reflecting primarily the deconsolidation of Deutsche Hyp in August 2002, as well as reduced issuance of commercial paper. Interest expense on subordinated liabilities and on profit participation certificates decreased to E366 million and E111 million in 2003 from E578 million and E133 million in 2002, respectively, reflecting in each case the impact of a general decline in interest rates as well as declining loan volumes. See Note 15 to our consolidated financial statements for a discussion of our subordinated liabilities and profit participation certificates. The decline in volume was due primarily to reduced funding requirements as a result of reduced lending activities. Other interest expense was E461 million, a decrease of E629 million, or 57.7% from E1,090 million in 2002.

     Operating Income. Operating income from our banking operations was E6,743 million in 2003, a decrease of E823 million, or 10.9%, from E7,566 million in 2002, reflecting primarily decreased interest and similar income in 2003 due to lower interest rates and decreased lending volumes. These decreases were offset in part by a decline in interest and similar expense due to decreased average liability volumes and lower average interest rates.

     We define our net interest spread and our net interest margin by reference to the information set forth in "-- Selected Statistical Information Relating to Our Banking Operations -- Average Balance Sheet and Interest Rate Data." Our net interest spread in 2003, which consists of the difference between the average interest rate earned on average interest-earning assets of 3.5% and the average interest rate paid on average interest-bearing liabilities of 3.0%, was 0.5%, increasing from 0.3% at 2002. Our net interest margin, which we define as net interest income, including net interest income on trading assets and trading liabilities, as a percentage of average interest-earning assets, was 0.9% in 2003, compared to 0.7% in 2002. For further information concerning the net interest spread and net interest margin in our banking business for 2003 and prior years, see "-- Selected Statistical Information Relating to Our Banking Operation -- Net Interest Margin."

     Net Income From Investments In Affiliated Enterprises, Joint Ventures And Associated Enterprises. Net income from investments in affiliated enterprises, joint ventures and associated enterprises, which consists primarily of realized gains and losses from the disposition of such investments, was E27 million in 2003, a substantial decrease of E2,044 million, from E2,071 million in 2002, reflecting the high levels of realized gains in 2002, attributable primarily to the transfer of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM (E1,912 million) and the merger of Deutsche Hyp into Eurohypo (E244 million). The gain on the transfer to ADAM was eliminated at the Allianz Group level. See "-- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Interest and Similar Income."

     Other Income from Investments. Other income from investments consists primarily of realized gains on investments. Other income from investments was E751 million in 2003, a decrease of E679 million, or 47.5%, from E1,430 million in 2002, reflecting large amounts of realized gains in 2002 for the disposition of equity securities, including intercompany transfers to reposition equity investments within the Allianz Group, which were eliminated at the Allianz Group level. Realized gains on the disposition of equity securities, government debt securities and corporate debt securities available-for-sale were E227 million, E81 million and E163 million, respectively, in 2003, compared to E1,265 million, E116 million and E2 million, respectively, in 2002. Other income from investments also includes the reversal of impairment writedowns on available-for-sale investment securities recognized in previous years, of E247 million in 2003 compared to E41 million in 2002, generally reflecting the improvement in global equity markets in the course of 2003.

     Other Income. Other income from our banking operations was E521 million in 2003, an increase of E89 million, or 20.6%, from E432 million. Other income from our banking operations in 2003 consisted primarily of income from releasing or reducing miscellaneous accrued liabilities (E78 million), non-trading foreign currency transaction gains (E73 million), gains from disposals of fixed assets (E9 million), realized gains on the disposal of certain real estate activities to Eurohypo (E23 million), realized gains related to the sale of the institutional custody business (E40 million), realized gains from the sale of certain properties (E37 million) and miscellaneous other income (E261 million).

     Other Expenses for Investments. Other expenses for investments from our banking operations consist of realized losses and impairments recorded on securities and other investments. Other expenses for investments were E912 million in 2003, a decrease of E1,313 million, or 59%, from E2,225 million in 2002, primarily reflecting decreased impairment charges and realized losses recorded on investment securities due to the recovery in the capital markets after the first quarter of 2003. Impairment charges recorded in 2003, primarily on equity securities, were E715 million, a decrease of E414 million, or 36.7%, from E1,129 million in 2002. Realized losses, mainly on investments in equity securities, were E243 million, a decrease of E853 million, or 77.8%, from E1,096 million the previous year.

     Loan Loss Provisions. For the year ended December 31, 2003, additions to net loan loss provisions in our banking segment were E1,014 million, a decrease of E1,208 million, or 54.4%, from E2,222 million in 2002, reflecting primarily improved rating procedures, restructuring of the loan portfolio and reduced defaults from large loan exposures. Net loan loss provisions in 2003 consisted of E2,186 million of new provisions, offset in part primarily by releases of E1,103 million of existing provisions and recoveries of E69 million. The E1,014 million of net loan loss provisions is comprised of net specific loan loss provisions of E1,216 million, net releases of general loan loss provisions of E148 million and net releases of country risk provisions of E54 million. For additional information see "-- Selected Statistical Information Relating to Our Banking Operations" and Note 4 to our consolidated financial statements.

     We recorded new specific loan loss provisions of E2,140 million in 2003, a significant decrease of E749 million, or 25.9%, from E2,889 million in 2002, primarily as a result of reduced exposure in the corporate lending area. Of this amount, E1,580 million related to corporate borrowers, a decrease of E571 million, or 26.5%, from E2,151 million in 2002. Provisions for corporate borrowers related particularly to borrowers in Germany and North America within the manufacturing, wholesale and retail trade and utility sectors, reflecting general deterioration in credit quality and continuing insolvencies. We also recorded specific provisions relating to private individuals, primarily in Germany, of E558 million in 2003, a decrease of E107 million, or 16.1%, from E665 million in 2002, reflecting implementation of improved loan review tools and processes and restructuring of the loan portfolio. We also recorded specific provisions relating to banks of E2 million, compared to E73 million in 2002. Country loan loss provisions were a net release of E54 million in 2003, compared to a net release of E97 million in 2002, reflecting primarily decreased lending volumes and net reductions of exposures subject to country risk provisions. Net general loan loss provisions were a release of E148 million in 2003, compared to a provision of E89 million the previous year, reflecting the reduction of loan portfolio and improved risk management processes. Of the additional net loan loss provisions of E1,014 million in 2003, we recorded E884 million of total net loan loss provisions in our IRU division primarily related to corporate customers in Germany, while total of approximately E774 million of the net specific loan loss provisions in 2003 related to borrowers in Germany.

     At December 31, 2003, our non-performing loans and potential problem loans were E9,581 million and E1,717 million, respectively reflecting net decreases of E2,044 million, or 17.6%, in non-performing loans and E720 million, or 29.5%, in potential problem loans from year-end 2002. For additional information on non-performing loans and potential problem loans, see "-- Selected Statistical Information Relating to Our Banking Operations -- Risk Elements." At December 31, 2003, the ratio of the total allowances for loan losses to total loans was approximately 5.0%, reflecting a slight decrease from 5.2% at December 31, 2002, while the ratio of the total allowances for loan losses to total non-performing loans was approximately 60.1%, reflecting a slight increase from 59.9% at December 31, 2002. For a discussion of the steps we are taking to improve the quality of our loan portfolio, see "-- Banking Operations By Division -- IRU."

     In 2003, our banking segment's gross loan charge-offs were E1,971 million, an increase of E34 million, or 1.8%, from E1,889 million in 2002, attributable primarily to an increase in charge-offs related to loans to German private individuals and foreign corporate borrowers, offset in part by a decrease in the charge-offs related to German corporate borrowers. See "-- Selected Statistical Information Relating to our Banking Operations -- Summary of Loan Loss Experience."

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses in our banking segment, which consist primarily of personnel expenses, operating expenses and fee and commission expenses, were E6,590 million in 2003, a decrease of E991 million, or 13.1%, from E7,581 million in 2002, primarily as a result of cost-cutting and restructuring measures and the deconsolidation of Deutsche Hyp in August 2002. Personnel expenses were E3,637 million in 2003, a decrease of E698 million, or 16.1%, from E4,335 million, reflecting primarily decreased wages and salary expenses (including bonuses), social security and pension expenses due to a reduction in headcount as a result of our ongoing cost-cutting and restructuring measures. Bonus and retention payments recorded in 2003 amounted in the aggregate to E820 million, compared to E1,058 million the previous year. Operating expenses were E2,449 million in 2003, a decrease of E530 million, or 17.8%, from E2,979 million in 2002, primarily reflecting a decrease in occupancy-related costs, attributable to the on-going restructuring measures, as well as a decrease in marketing and advertising expenses. Operating expenses in 2003 consisted mainly of occupancy-related costs (E1,049 million), depreciation expenses (E294 million), expenses for amortization of software and other intangible assets (E210 million), consulting fees (E122 million), travel expenses (E107 million), marketing and advertising expenses (E76 million), training costs (E80 million) and other operating expenses (E511 million). Fee and commission expenses were E504 million in 2003, an increase of E237 million, or 88.8%, from E267 million in 2002, primarily due to the inclusion in 2003 of the activities of the banking subsidiary of RAS within our banking segment. For a discussion of our restructuring program to reduce administrative expenses, see "-- Cost-Cutting and Restructuring Measures."

     Amortization of Goodwill. Amortization of goodwill in our banking operations was E263 million in 2003, an increase of E22 million, or 9.1%, from E241 million in 2002, attributable primarily to the acquisitions of additional shareholdings in Dresdner Bank during 2002. See Note 3 to our consolidated financial statements.

     Other Expenses. Other expenses from our banking operations were E1,967 million in 2003, an increase of E933 million, or 90.2%, from E1,034 million in 2002, reflecting primarily restructuring charges of E892 million, writeoffs of E714 million and E361 million of other expenses. The writeoffs related to information technology systems, impairments of certain real estate investment properties and businesses, and realized losses on business discontinuations. Restructuring charges recorded in 2003 consisted primarily of charges relating to cost-cutting measures at Dresdner Bank (E840 million). For a discussion of our restructuring programs, see "-- Cost Cutting and Restructuring Measures." See also Note 21 to our consolidated financial statements.

     Taxes. Taxes on our banking segment were a tax credit of E1,025 million in 2003, compared to a tax credit of E154 million in 2002. The increase in the tax credit in 2003 is primarily attributable to tax losses and loss carryforwards, for which a deferred tax asset was recognized.

     Minority Interests in Earnings. Minority interests in our banking segment were E104 million in 2003, compared to a credit of E25 million in 2002 due to significant increase in earnings of a French banking subsidiary of the AGF Group in 2003.

     Net Income. Net income for our banking operations was a loss of E1,279 million in 2003, compared to a loss of E1,358 million in 2002, reflecting lower realized gains on investments and increased restructuring expenses, offset in part by a significantly lower level of loan loss provisions, lower impairments recorded on securities and other investments and reduced administrative expenses. The decrease in realized gains on investments was attributable to the high level of realized gains in 2002, due primarily to the transfer of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM, the merger of Deutsche Hyp into Eurohypo and realized gains on equity securities. See "-- Results of Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Net Income." The amount of the loss was positively affected by a reduced level of net loan loss provisions (E1,014 million) and negatively affected by increased restructuring costs (E892 million). As a result of our cost-cutting and restructuring measures (see
"-- Cost Cutting and Restructuring Measures"), we were able to further reduce administrative expenses over the course of 2003.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     In the following section, we discuss the consolidated results of our banking operations for the years ended December 31, 2002 and 2001. This discussion focuses on factors and trends that affected our consolidated banking results for the full year 2002 compared to the part-year period after our acquisition of Dresdner Bank on July 23, 2001, since our banking operations prior to our acquisition of Dresdner Bank were not significant. As discussed below, our banking results in 2002 were significantly affected by the merger into Eurohypo and deconsolidation on August 1, 2002 of our former mortgage banking subsidiary Deutsche Hyp (see "-- Banking Operations By
Division -- Other -- Description of Business"), as well as the E1,912 million of realized gains recorded in connection with the transfer in August 2002 of Dresdner Bank's German asset management subsidiaries to ADAM (see "-- Asset Management Operations").

     Operating Income. We measure operating income in our banking operations on a net basis. Operating income consists of interest and similar income, trading income, fee and commission income, and income resulting from service activities, less interest and similar expenses and fee and commission expenses. Operating income is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks but other banks may calculate the operating income on the basis of different components and may, thus, not be comparable to the operating income as used herein.

     The following table shows operating income and its income statement components for the years indicated:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               2002    2001(1)
                                                              ------   -------
                                                              (E IN MILLIONS)
Interest and similar income.................................  13,336    9,085
Trading income..............................................   1,081      244
Fee and commission income, and income resulting from service
  activities................................................   2,925    1,474
Interest and similar expenses...............................  (9,509)  (6,766)
Fee and commission expenses(2)..............................    (267)    (184)
                                                              ------   ------
Operating income............................................   7,566    3,853

---------------

(1) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

(2) See "-- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Acquisition Costs and Administrative Expenses."

     Interest and Similar Income. Interest and similar income from our banking operations was E13,336 million in 2002, reflecting primarily a decrease of approximately E79,700 million, or approximately 19%, of our average interest-earning assets due to the deconsolidation of Deutsche Hyp as of August 1, 2002 and decreasing interest yields in the major markets in which we operate. Of this amount, income from loans and advances to customers accounted for E7,092 million. Interest and similar income on loans and advances to customers was adversely affected by both a decrease in average interest yields and a decrease in average volume due primarily to the deconsolidation in August 2002 of Deutsche Hyp, which affected primarily our German operations. Income from lending and money market transactions was E1,073 million, substantially all of which related to transactions with banks. Interest income from lending and money market transactions was also adversely affected by both a decrease in average interest yields and a decrease in average volume. Interest and similar income from investment securities was E2,232 million, consisting primarily of income from fixed-interest government securities of E1,951 million and corporate debt securities of E50 million, reflecting the significance of fixed-income securities in our portfolio despite decreased volume in our German operations due to the deconsolidation in August 2002 of Deutsche Hyp. Income from equity securities, which consists primarily dividend income, was E206 million, reflecting primarily a decline in investments in equity securities.

     Trading Income. Trading income was E1,081 million in 2002, reflecting primarily the full-year consolidation of Dresdner Bank in 2002 and a significant increase in trading income from interest products such as government bonds and corporate bonds, as well as derivatives on interest products. Trading income from interest products was E738 million in 2002, reflecting an increase in the trading volume of interest products due to ongoing weakness in the equity securities markets. Income from trading in equity products was a loss of E49 million. Income from foreign exchange and precious metals trading was E301 million, while income from the effects of derivative contracts that do not qualify for hedge accounting declined to E90 million, reflecting the decrease in income from derivative instruments that do not qualify for hedge accounting and are therefore recorded at fair value. Gains or losses on such financial instruments arising from valuation at fair value are included in trading income. For additional information on trading income in our banking operations, see Note 28 to our consolidated financial statements.

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

     Interest and Similar Expenses. Interest and similar expense were E9,509 million in 2002, consisting primarily of interest expense of E4,075 million on deposits, E3,633 million on certificated liabilities, consisting of long-term bonds and certificated money-market instruments, as well as long-term subordinated liabilities (E578 million) and profit participation certificates (E133 million), which reflected in each case the impact of a general decline in interest rates as well as declining volumes. The decline in volumes was due primarily to a decrease of approximately E76,200 million, or 21%, in our average interest-bearing liabilities due to the deconsolidation in August 2002 of Deutsche Hyp and reduced funding requirements as a result of reduced lending activities. The impact of the deconsolidation was particularly evident in certificated liabilities and in liabilities to customers. Other interest expense was E1,090 million.

     Operating Income. Operating income from our banking operations was E7,566 million in 2002, reflecting primarily decreased interest and similar income due to lower interest rates and decreased lending volumes, as well as decreased interest and similar expense due to decreased average liability volumes and lower average interest rates.

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

     Net Income from Investments in Affiliated Enterprises, Joint Ventures and Associated Enterprises. Net income from investments in affiliated enterprises, joint ventures and associated enterprises was E2,071 million in 2002, reflecting primarily a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. See "-- Asset Management Operations." The gain on this transfer was eliminated at the Allianz Group level. In addition, net income from investments in affiliated enterprises, joint ventures and associated enterprises included a realized gain of E244 million resulting from the merger of Deutsche Hyp into Eurohypo in August 2002. See "-- Banking Operations By
Division -- Other -- Description of Business."

     Other Income from Investments. Other income from investments was E1,430 million in 2002, primarily as a result of E1,265 million of realized gains on the disposition of equity securities available-for-sale, including intercompany transfers to reposition equity investments within the Allianz Group in the course of 2002, and an additional E116 million on the disposition of government debt securities available-for-sale. The gains on these intercompany transfers were eliminated at the Allianz Group level.

     Other Income. Other income from our banking operations was E432 million, consisting primarily of income from releasing or reducing miscellaneous accrued liabilities (E53 million), non-trading foreign currency transaction gains (E36 million), gains from disposals of fixed assets (E28 million) and other income (E279 million).

     Other Expenses for Investments. Other expenses for investments were E2,225 million in 2002, reflecting E1,129 million of impairments recorded, primarily on equity securities, and E1,096 million of realized losses, mainly on investments in equity securities. The realized losses on equity securities reflected primarily realized losses on two major shareholdings as part of intercompany transfers to reposition equity investments within the Allianz Group in the course of 2002. The losses on intercompany transfers were eliminated at the Allianz Group level.

     Loan Loss Provisions. For the year ended December 31, 2002, additions to net loan loss provisions in our banking segment were E2,222 million, consisting of E3,106 million of new provisions, offset in part primarily by releases of E810 million of existing provisions and recoveries of E74 million.

     We recorded new specific loan loss provisions of E2,889 million in 2002, of which E2,151 million related to corporate borrowers, particularly in the telecommunications, media and construction sectors, reflecting the continued weakness in the global economy, deteriorating credit quality of borrowers and increased insolvencies. We also recorded specific provisions of E665 million relating to private individuals and E73 million relating to banks. Country loan loss provisions were a net release of E97 million in 2002, reflecting releases of E208 million, due primarily to country upgrades, decreased lending volumes and other reductions of exposures subject to country risk provisions, offset in part by increased provisions of E111 million primarily relating to exposures in Brazil. Net general loan loss provisions were E89 million in 2002, based primarily on historical loss experience and management's assessment of the credit quality of the loan portfolio caused by the deteriorating condition of the global economy. Of the additional net loan loss provisions of E2,222 million in 2002, we recorded E1,592 million in our former Corporates & Markets division, primarily in Germany, Latin America and the United States, E561 million in our Private and Business Clients divisions, primarily in Germany, and E69 million in our Other division. A total of approximately E1,259 million of the net specific loan loss provisions in 2002 related to borrowers in Germany.

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

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses in our banking segment were E7,581 million in 2002. Personnel expenses amounted to E4,335 million, reflecting primarily decreased wages and salary expenses, social security and pension expenses due to a reduction in headcount as a result of our ongoing cost-cutting and restructuring measures and the expiration of the bonus and retention agreements with Dresdner Bank executives and key management personnel made after merger negotiations with Deutsche Bank in 2000. These decreases were offset in part by continuing bonus and retention payments made in connection with the acquisition of Wasserstein Perella & Co. in January 2001. Bonus and retention payments recorded in 2002 amounted in the aggregate to E1,058 million. Operating expenses were E2,979 million, consisting mainly of occupancy-related costs (E1,263 million), depreciation expenses (E395 million), marketing and advertising expenses (E249 million), expenses for amortization of software and other intangible assets (E235 million), travel expenses (E143 million), consulting fees (E134 million), training costs (E125 million) and other operating expenses (E435 million). Fee and commission expenses E267 million in 2002. For a discussion of our restructuring program to reduce administrative expenses, see "-- Cost-Cutting and Restructuring Measures."

     Amortization of Goodwill. Amortization of goodwill in our banking operations was E241 million in 2002, attributable primarily to the acquisition of Dresdner Bank on July 23, 2001. See Note 3 to our consolidated financial statements.

     Other Expenses. Other expenses from our banking operations were E1,034 million in 2002, reflecting primarily restructuring charges of E245 million, and impairments recorded of E202 million relating to an investment in a real estate property owned by Dresdner Bank, as well as other expenses of E587 million, including E40 million of costs recorded in connection with the termination of certain service contracts associated with the closure of Lombardkasse. Restructuring charges recorded in 2002 consisted primarily of charges relating to cost-cutting measures in our Corporates & Markets division (E288 million), offset in part by releases of E87 million from restructuring plans initiated by Dresdner Bank in 2001 and 2000. For a discussion of our restructuring programs, see "-- Cost Cutting and Restructuring Measures." See also Note 21 to our consolidated financial statements.

     Taxes. Taxes on our banking segment amounted to a tax credit of E154 million in 2002. The tax benefit was due to tax losses, for which a deferred tax asset was recognized.

     Minority Interests in Earnings. Minority interests in our banking segment were a credit of E25 million in 2002.

     Net Income. Net income for our banking operations was a loss of E1,358 million in 2002, reflecting the continued weakness in the capital markets and the deteriorating credit quality of borrowers in Germany and our other major markets. The loss was attributable primarily to a significant decline in income in conjunction with a high level of net loan loss provisions (E2,222 million), impairments recorded on investment securities (E1,129 million) and realized losses on investment securities (E1,096 million), offset in part by realized gains from the transfer of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM (E1,912 million), the merger of Deutsche Hyp into Eurohypo (E244 million) and realized gains on equity securities (E1,265 million), as well as a tax credit (E154 million). Although we were able to reduce administrative expenses significantly over the course of 2002 as a result of cost-cutting and restructuring measures (see "-- Cost Cutting and Restructuring Measures"), the reduction in costs was not sufficient to offset the decline in income.

                         BANKING OPERATIONS BY DIVISION

     In 2002, we conducted our banking operations through two principal operating divisions, Private and Business Clients and Corporates & Markets. In 2003, we significantly reorganized our banking divisions. See "-- Banking Operations -- Reorganization of Business Divisions." Following the reorganization, we conduct our banking operations through five divisions, Private and Business Clients, Corporate Banking, Dresdner

Kleinwort Wasserstein, IRU and Other. The Dresdner Kleinwort Wasserstein division does not represent the legal entity Dresdner Kleinwort Wasserstein Group, Ltd. Our Other division includes Dresdner Bank's corporate investments, corporate items, which consists of income and expense items that are not directly attributable to one of our other four divisions, and adjustments to reflect elimination of transactions between divisions, as well as banking operations that are not part of Dresdner Bank.

     To facilitate the comparison of the operating income and net income for 2002 and 2001, we have included the discussion of the results of operations for our banking operations by division for the year ended December 31, 2003 as compared to December 31, 2002 according to the former reporting structure. Additionally, we present below the operating income and earnings after taxes and before goodwill amortization for the year ended December 31, 2003 and a discussion of the description of business and the results of operations in 2003 for the banking operations by division according to the new reporting structure. We also provide information on the reclassification between the divisions as a result of the reorganization.

     The following tables set forth certain key data concerning our banking operations by division and by geographic region for the years indicated. Consistent with our general practice, operating income and earnings after taxes and before goodwill amortization by division, and total income, operating income and earnings after taxes and before goodwill amortization by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

    BANKING OPERATIONS -- KEY DATA BY DIVISION (2004 REPORTING STRUCTURE)(1)

                                                        YEAR ENDED DECEMBER 31, 2003
                                   -----------------------------------------------------------------------
                                                                         EARNINGS AFTER    EARNINGS AFTER
                                                                            TAXES AND         TAXES AND
                                                                         BEFORE GOODWILL   BEFORE GOODWILL
                                   OPERATING INCOME   OPERATING INCOME    AMORTIZATION      AMORTIZATION
                                   (2003 REPORTING    (2004 REPORTING    (2003 REPORTING   (2004 REPORTING
                                    STRUCTURE)(2)      STRUCTURE)(2)       STRUCTURE)        STRUCTURE)
                                   ----------------   ----------------   ---------------   ---------------
                                                               (E IN MILLIONS)
Private and Business Clients.....       3,229              3,019               (173)               53
Corporates and Markets...........       3,727                 --               (273)               --
Corporate Banking................          --              1,065                 --               208
Dresdner Kleinwort Wasserstein...          --              2,185                 --               238
IRU..............................          --                578                 --              (933)
Other(3).........................        (213)              (104)              (466)             (478)
Total............................       6,743              6,743               (912)             (912)
                                        -----              -----             ------            ------
Amortization of goodwill.........          --                 --               (263)             (263)
Minority Interests...............          --                 --               (104)             (104)
                                        -----              -----             ------            ------
  Total..........................       6,743              6,743             (1,279)           (1,279)
                                        =====              =====             ======            ======

---------------

(1) Reflects the reorganization of the banking divisions and formation of IRU in 2003.

(2) Consists of net interest and similar income, net fee and commission income and net trading income. Operating income is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks but other banks may calculate the operating income on the basis of different components and may, thus, not be comparable to the operating income as used herein.

(3) Includes the operations, other than Dresdner Bank, of the remaining banks within our banking segment.

    BANKING OPERATIONS -- KEY DATA BY DIVISION (2003 REPORTING STRUCTURE)(1)

                                                       YEAR ENDED DECEMBER 31,
                            ------------------------------------------------------------------------------
                                      2003                     2002(2)                    2001(3)
                            ------------------------   ------------------------   ------------------------
                                          EARNINGS                   EARNINGS                   EARNINGS
                                        AFTER TAXES                AFTER TAXES                AFTER TAXES
                                         AND BEFORE                 AND BEFORE                 AND BEFORE
                            OPERATING     GOODWILL     OPERATING     GOODWILL     OPERATING     GOODWILL
                            INCOME(4)   AMORTIZATION   INCOME(4)   AMORTIZATION   INCOME(4)   AMORTIZATION
                            ---------   ------------   ---------   ------------   ---------   ------------
                                                           (E IN MILLIONS)
Private and Business
  Clients.................    3,229          (173)       3,198          (304)       1,480         (160)
Corporates and Markets....    3,727          (273)       3,877        (1,642)       1,821         (797)
Other.....................     (213)         (466)         491           804          552        1,260
                              -----        ------        -----        ------        -----        -----
  Subtotal................    6,743          (912)       7,566        (1,142)       3,853          303
                              -----        ------        -----        ------        -----        -----
Amortization of
  goodwill................       --          (263)          --          (241)          --          (70)
Minority Interests........       --          (104)          --            25           --         (453)
                              -----        ------        -----        ------        -----        -----
  Total...................    6,743        (1,279)       7,566        (1,358)       3,853         (220)
                              =====        ======        =====        ======        =====        =====

---------------

(1) Does not reflect the reorganization of the banking divisions and formation of IRU in 2003.

(2) Includes a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. See "-- Asset Management Operations." The gain on this transfer was eliminated at the Allianz Group level. In addition, includes a realized gain of E244 million resulting from the merger of Deutsche Hyp into Eurohypo in August 2002. See "-- Other -- Description of Business."

(3) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

(4) Consists of net interest and similar income, net fee and commission income and net trading income. Operating income is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks but other banks, may calculate operating income on a different basis and accordingly may not be comparable to operating income as used herein.

             BANKING OPERATIONS -- KEY DATA BY GEOGRAPHIC REGION(1)

                                                        YEAR ENDED DECEMBER 31,
                             ------------------------------------------------------------------------------
                                           2003                                2002                  2001(2)
                             ---------------------------------   ---------------------------------   ------
                                                    EARNINGS                            EARNINGS
                                                  AFTER TAXES                         AFTER TAXES
                                                   AND BEFORE                          AND BEFORE
                             TOTAL    OPERATING     GOODWILL     TOTAL    OPERATING     GOODWILL     TOTAL
                             INCOME   INCOME(3)   AMORTIZATION   INCOME   INCOME(3)   AMORTIZATION   INCOME
                             ------   ---------   ------------   ------   ---------   ------------   ------
                                                            (E IN MILLIONS)
Germany....................  8,362      3,413         (282)      15,976     4,571         1,858      12,515
Rest of Europe.............  5,697      2,397           26       6,687      1,700          (999)     3,853
NAFTA......................  1,182        385         (351)      2,483        854        (1,527)       984
Rest of World..............    760        548          197       1,164        441          (474)       544
Consolidation
  adjustments(4)...........  (2,171)       --         (502)      (5,035)       --            --      (5,141)
                             ------     -----         ----       ------     -----        ------      ------
  Total....................  13,830     6,743         (912)      21,275     7,566        (1,142)     12,755
                             ======     =====         ====       ======     =====        ======      ======

                             YEAR ENDED DECEMBER 31,
                             ------------------------
                                   2001(2)
                             ------------------------
                                           EARNINGS
                                         AFTER TAXES
                                          AND BEFORE
                             OPERATING     GOODWILL
                             INCOME(3)   AMORTIZATION
                             ---------   ------------
                                 (E IN MILLIONS)
Germany....................    2,813        1,931
Rest of Europe.............      655         (434)
NAFTA......................      270         (218)
Rest of World..............      116         (106)
Consolidation
  adjustments(4)...........       --         (870)
                               -----        -----
  Total....................    3,853          303
                               =====        =====

---------------

(1) Represents the location of the entity or branch that recorded the transaction.

(2) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

(3) Consists of net interest and similar income, net fee and commission income and net trading income. Operating income is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks but other banks may calculate the operating income on the basis of different components and may, thus, not be comparable to the operating income as used herein.

(4) Represents elimination of intercompany transactions between Allianz Group companies in different geographic regions.

                          PRIVATE AND BUSINESS CLIENTS

DESCRIPTION OF BUSINESS

     We serve our private, small business and mid-sized corporate customers through our Private and Business Clients division. During 2003, we integrated our mid-sized corporate clients from our former Corporates & Markets division, as well as transferred approximately E1,800 million of non-strategic assets within our Private and Business Clients division to our newly established division, IRU. See "-- IRU." In addition, during 2003 we included the operations of the banks within our banking division that are not part of Dresdner Bank, that were included in our Private and Business Clients division, to our Other division. In 2003, our Private and Business Clients division, under the new reporting structure, accounted for approximately 44.8% of our operating income from banking operations.

     Our Private and Business Clients business is one of our key strategic divisions and an important distribution channel for the Allianz Group. We believe that rising levels of private wealth, increasing emphasis on private retirement provision and an interest in equity securities and investment funds are increasing long-term demand not only in Germany, but throughout Europe, for sophisticated, individualized investment and private retirement provision advice. Focusing on structured investment and private retirement provision advice is a core element of our Private and Business Clients strategy. Our Private and Business Clients operations also continue to grow in importance for the distribution of investment banking, asset management and insurance products. As an integrated financial services provider, we offer Allianz insurance products through our bank branches and Dresdner Bank asset management, financial planning and other investment products through our insurance agents. We aim to bundle our banking know-how to provide private individual and small business corporate clients with similar advisory requirements with an all-around selection of products and services for their business as well as private financial needs. In 2003, we provided Private and Business Clients banking products and services to approximately 5.3 million customers with more than E46 billion of deposits and more than E98 billion of assets held under custody.

     Our Private and Business Clients customer base consists of high net-worth customers worldwide, individual customers in Germany (including affluent customers), small business and mid-sized corporate customers.

PRODUCTS AND SERVICES

     We offer a wide range of banking, asset management and insurance products and services for high net worth, affluent and other private individual customers. For our high net worth customers, we offer sophisticated, personalized solutions through Dresdner Private Banking International. Our services include advisory and discretionary portfolio management, fund-based portfolio management, administration of trusts and estates and structural asset analysis, including tax planning. For our affluent customers, we provide structured financial advice based on a variety of financial planning and investment tools and products, such as mutual funds, mutual fund portfolio management, tax-advantaged products and alternative investments. For our other private individual customers, our banking products and services include deposit-taking, the transmission of payments, commercial and consumer lending, mortgage lending and other property-related financing services, credit card operations, securities brokerage and asset management services and insurance products. For our small business and mid-sized corporate customers, we provide comprehensive financial advice for their private and business needs, including assistance with credit facilities and securities investment, company pension scheme and insurance products and services. Further, for our mid-sized corporate customers we provide comprehensive solutions for the preparation of Basel II. We allocate fees between our banking segment and our asset management and insurance segments in the case of cross-segment sales and distribution activities, e.g., the sale of proprietary fund products or insurance policies through our Private and Business Client distribution channels.

DISTRIBUTION

     In our Private and Business Clients division, we distribute our products primarily through our branch bank network and our on-site securities advisors. We also offer our banking products and services through a variety of other Internet and electronic banking channels, Allianz Group insurance agencies and call centers.

RESULTS OF OPERATIONS

2004 REPORTING STRUCTURE: YEAR ENDED DECEMBER 31, 2003

     Operating Income. Operating income in the Private and Business Clients division was E3,019 million in 2003, relating primarily to net interest and current income and fee and commission income from successful sales activities in the domestic and foreign securities business.

     Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization in the Private and Business Clients division was E53 million in 2003. Earnings after taxes and before goodwill amortization was negatively affected by restructuring charges of E174 million in connection with Dresdner Bank's 2003 initiative to eliminate positions in the back-office areas and support functions.

2003 REPORTING STRUCTURE: YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Operating Income. Operating income in our Private and Business Clients division increased slightly to E3,229 million in 2003, as compared to E3,198 million in 2002, reflecting primarily a slight increase in fee and commission income. The increase in fee and commission income resulted from successful sales activities in the domestic and foreign securities businesses.

     Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization in our former Private and Business Clients division was a loss of E173 million in 2003, an improvement of E131 million, or 43.1%, from a loss of E304 million in 2002, primarily as a result of significant reduction in administrative expenses due to systematic cost management. Loan loss provisions were also reduced over the prior year due to implementation of improved loan review tools and processes and the restructuring of the loan portfolio. Earnings after taxes and before goodwill amortization was negatively affected by restructuring charges of E270 million in connection with Dresdner Bank's 2003 initiative to eliminate positions in the back-office areas and support functions.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Operating Income. Operating income in our Private and Business Clients division was E3,198 million in 2002, reflecting primarily flat net interest and current income and fee and commission income, despite the weakness in the capital markets, due primarily to the successful introduction of new products.

     Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization in our Private and Business Clients division amounted to a loss of E304 million in 2002, primarily as a result of flat income, in combination with a high level of loan loss provisions relating to German borrowers, offset in part by reduced administrative expenses. The increase in loan loss provisions was attributable in part to the inclusion in 2002 in our Private and Business Clients division of small business customers, whose credit quality continued to deteriorate during the year.

                              CORPORATES & MARKETS

DESCRIPTION OF BUSINESS

     In 2002, we served our corporate and capital markets customers through our former Corporates & Markets division, into which we combined our former investment banking and corporate clients business divisions in 2001. Through this combination, we aimed to take advantage of our access to corporate Europe, our strong credit rating, our extensive capital markets experience around the world and our strong position in Germany and the United Kingdom.

     In 2003, we integrated our mid-sized corporate clients into our Private and Business Clients division, split our former Corporates & Market division into two newly established divisions, Corporate Banking and Dresdner Kleinwort Wasserstein, as well as transferred approximately E33,700 million of non-strategic assets within our former Corporates & Markets division to our newly established division, IRU. See "-- IRU." In addition, for reporting and presentation purposes, we transferred the operations of the banks within our banking division that are not part of Dresdner Bank, that were included in our former Corporates & Markets division, to the Other division. The following discussion is according to the former reporting structure and does not reflect the reorganization or reclassification mentioned above.

     Our former Corporates & Markets division was focused on raising capital for corporate and institutional customers in our core markets of Germany, the United Kingdom and other countries in Western Europe and the United States. We offered a wide range of investment banking, commercial banking and other capital markets products and services to our Corporates & Markets customers. Our customer base consisted of approximately 20,000 client groups, most of which were domiciled in Germany.

PRODUCTS AND SERVICES

     Our former Corporates & Markets division offered corporate finance advisory services on mergers and acquisitions, divestitures, restructurings and other strategic matters, securities underwriting and market making, securities and derivatives trading, portfolio management, custodial services, and other capital markets products and services. We also provided corporate loans, took deposits, and provided our corporate customers with payment, management consulting, real estate and other corporate banking services.

DISTRIBUTION

     In our former Corporates & Markets division, we relied on relationship managers and sales teams working together with product specialists to develop in-depth corporate finance expertise in both investment banking and commercial banking to meet the capital markets needs of our clients. The goal of this division was to offer a full range of capital markets products and services to our Corporates & Markets clients worldwide. Our customers were offered a choice of three complementary distribution channels: standard "face-to-face" support by professional advisory staff, the Internet, and our service centers.

RESULTS OF OPERATIONS

2003 REPORTING STRUCTURE: YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Operating Income. Operating income in our Corporates & Market division was E3,727 million in 2003, a decrease of E150 million, or 3.9%, from income of E3,877 million in 2002.

     Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization in our former Corporates & Market division improved significantly by E1,369 million to a loss of E273 million in 2003, from a loss of E1,642 million in 2002, primarily as a result of reduced loan loss provisions and reduced administrative expenses related to cost-cutting and restructuring measures.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Operating Income. Operating income in our former Corporates & Markets division was E3,877 million in 2002, reflecting mainly decreased net interest earned and decreased fee and commission income, particularly in our mergers and acquisitions and other advisory business. Trading income from interest products was flat, reflecting a shift into interest products as a result of the poor performance of many equity indices.

     Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization in our former Corporates & Markets division was a loss of E1,642 million in 2002. Earnings after taxes and before goodwill amortization for our former Corporates & Markets business declined primarily as a result of decreased net interest earned and fee and commission income, in conjunction with significant increases in net loan loss provisions and impairments recorded on private equity investments as a result of deteriorating economic conditions. Although we were able to reduce administrative expenses significantly as a result of cost-cutting and restructuring measures, the reduction in costs was not sufficient to offset the decline in income.

                               CORPORATE BANKING

DESCRIPTION OF BUSINESS

     We serve our large enterprises, groups and multinational customers through our Corporate Banking division. Effective January 1, 2003, we split our former Corporates & Markets division into Corporate Banking, to primarily serve our domestic corporate customers, and Dresdner Kleinwort Wasserstein, to primarily serve our international corporate customers and to provide investment banking services. However, our customers still benefit from the entire range of our corporate and investment banking products and services provided through the client relationship managers. In 2003, our Corporate Banking division accounted for approximately 15.8% of our operating income from banking operations.

     The core market for our Corporate Banking division is Germany. We also assist our customers in Germany with their crossborder activities. We offer a wide range of commercial banking, structured finance and other corporate finance products and services to our Corporate Banking customers. We intend to increase the profitability of the Corporate Banking division by strengthening corporate finance, through the expansion of the Structured Finance Unit. Within this unit we will focus on structured, mezzanine and lease financing transactions for customers. Our customer base consists of approximately 9,000 client groups, most of which are domiciled in Germany.

PRODUCTS AND SERVICES

     Our Corporate Banking division offers corporate loans, structured mezzanine and lease financing, structured export financing, treasury and securities products, insurance products, real estate investment solutions, and provides corporate customers with payment services, global documentary services, asset management solutions and advice on occupational pension plans.

DISTRIBUTION

     In our Corporate Banking division, we assign each client group a client relationship manager (CRM). The CRM manages and coordinates the Corporate Banking division's comprehensive expertise. All clients have access to the entire product range of the Allianz Group via their CRMs and client action teams, which are composed of product specialists tailored to each customer individually. In addition, customer service units are set up to operate as service providers and as direct contact partners for the client in accounting and account maintenance matters.

RESULTS OF OPERATIONS

2004 REPORTING STRUCTURE: YEAR ENDED DECEMBER 31, 2003

     Operating Income. Operating income in our Corporate Banking division was E1,065 million in 2003, reflecting mainly net interest earned from lending activities and fee and commission income from our securities, treasury and transaction services.

     Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization in our Corporate Banking division was E208 million in 2003, reflecting operating income, offset by loans loss provisions, administrative expenses and restructuring charges of E90 million.

                         DRESDNER KLEINWORT WASSERSTEIN

DESCRIPTION

     We serve our international corporate customers and provide investment banking services through our Dresdner Kleinwort Wasserstein division. Effective January 1, 2003, we split our former Corporates and Markets division into Corporate Banking and Dresdner Kleinwort Wasserstein. Through our new Dresdner Kleinwort Wasserstein division, we aim to take advantage of our access to corporate Europe, our extensive capital markets experience around the world and our strong positions in Germany and the United Kingdom. In 2003, our Dresdner Kleinwort Wasserstein division accounted for approximately 32.4% of our operating income from banking operations.

     Our Dresdner Kleinwort Wasserstein division is focused on raising capital for corporate and financial institution customers in our core markets of Germany, the United Kingdom, the United States and other countries in Western Europe. We offer a wide range of investment banking, corporate finance and advisory and other capital markets products and services to our Dresdner Kleinwort Wasserstein customers.

PRODUCTS AND SERVICES

     Our Dresdner Kleinwort Wasserstein division offers corporate finance advisory services on mergers and acquisitions, divestitures, restructurings and other strategic matters, securities underwriting and market making, securitization products and services, securities and derivatives trading, portfolio management, and other capital markets products and services. Capital markets combines Dresdner Kleinwort Wasserstein's equity, fixed-income and foreign currency derivatives capabilities, offering our customers a full range of structuring and over the counter solutions.

DISTRIBUTION

     In our Dresdner Kleinwort Wasserstein division, we rely on relationship managers and sales teams working together with product specialists to develop in-depth capital markets expertise in investment banking to meet the capital markets needs of our clients. Our goal is to offer a full range of capital markets products and services to our Dresdner Kleinwort Wasserstein clients worldwide.

RESULTS OF OPERATIONS

2004 REPORTING STRUCTURE: YEAR ENDED DECEMBER 31, 2003

     Operating Income. Operating income in our Dresdner Kleinwort Wasserstein division was E2,185 million in 2003. This amount was comprised primarily of trading income attributable to the turnaround in our equities and client business in the area of capital markets and credit derivatives.

     Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization in our Dresdner Kleinwort Wasserstein division was E238 million in 2003, reflecting operating income offset by administrative expenses of E1,876 million.

                                      IRU

DESCRIPTION OF BUSINESS

     In September 2002 we announced the establishment of the IRU division, effective January 1, 2003, with the aim to free up risk capital through the reduction of risk-weighted assets. The initial plan to achieve this aim was to restructure non-performing loans to strategic customers and to return them to the originating business units, and to maximize the recovery from the remaining non-performing loans, non-strategic customer loans and private equity investments, through repayment, sale, hedging, securitization and other means. During the course of 2003 management decided to maintain the restructuring of non-performing loans to strategic customers at the originating business units. The IRU division now includes the non-strategic business, including private equity investments, from our Private and Business Clients division (E1,800 million) and our former Corporates & Markets division (E33,700 million). Individual restructurings of operative units of the Bank are also part of its business. In 2003, our IRU division accounted for approximately 8.6% of our operating income from banking operations.

     As of January 1, 2003, the IRU included approximately E35.5 billion of assets and undrawn commitments, consisting of approximately E34.1 billion of loans as well as approximately E1.4 billion of other non-strategic assets, including private equity investments. Of the E34.1 billion of loans E24.6 billion were fully drawn, and include approximately E6.9 billion of non-performing loans, approximately E1.1 billion of potential problem loans. Approximately E9.5 billion of undrawn commitments existed in the IRU at the beginning of the year. The total exposure in the IRU was reduced by E17.1 billion throughout the year. Approximately E14.5 billion of the reduction related to performing loans, E1.8 billion to non-performing loans, E0.5 billion to potential problem loans and E0.3 billion to other investments. During 2003, some of the IRU's the most significant transactions within international capital markets included:

     - E511 million in May for the disposal of loan portfolios consisting primarily of loans to borrowers in the United States and Europe;

     - E123 million in September relating to the loan and equity portfolio in Asia Pacific; and

     - E1.9 billion during November and December for the reduction of loan exposure in the North American portfolio.

     At December 31, 2003, the IRU included approximately E18.4 billion of assets and undrawn commitments, consisting of approximately E17.3 billion of loans and approximately E1.1 billion of other non-strategic assets, including private equity investments. Of the E17.3 billion of loans E13.8 billion were fully drawn, and included approximately E5.1 billion of non-performing loans and approximately E0.6 billion of potential problem loans. Approximately E3.5 billion of undrawn commitments remained at December 31, 2003. As a result of the significant dispositions throughout 2003, our risk-weighted assets were reduced by E9.7 billion, at the end of 2003, as compared to E19.9 billion in at January 1, 2003.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

     Operating Income. Operating income in our IRU division was E578 million in 2003, reflecting primarily net interest and current income on the IRU portfolio.

     Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization in our IRU division was a loss of E933 million in 2003, reflecting primarily operating income offset by loan loss provisions of E884 million, restructuring charges of E145 million and administrative expenses of E421 million.

                                     OTHER

DESCRIPTION OF BUSINESS

     Our banking segment's Other division contains income and expense items that are not directly assigned to our operating divisions. Income and expense items that are not directly assigned to our operating divisions include, in particular, expenses for banking segment functions and projects affecting more than one division, realized gains and losses from our strategic investment portfolio and provisioning requirements for country and general risks. In addition, other items contain charges for the restructuring measures that have been introduced. See "-- Banking Operations -- Cost-Cutting and Restructuring Measures."

     In 2003, we reclassified the banking operations, other than the Dresdner Bank, that were previously included within our Private and Business Clients division and our former Corporates & Markets division to our Other division. The following discussion is according to the new reporting structure and reflects the reorganization and reclassification mentioned above.

     In our Other division during 2003, we disposed of our institutional custody business, with the transfer of such business occurring in the first quarter of 2004. In addition we are currently discussing with a third party to outsource our domestic retail securities processing (including custody) and payment processing activities, and expect to complete such transaction in the second half of 2004.

     Until August 2002, we served our real estate customers through our real estate business line, which comprised primarily the business operations of our mortgage bank Deutsche Hyp and our German real estate fund management subsidiary, Deutsche Gesellschaft fur Immobilienfonds GmbH (or DEGI). On August 1, 2002, we merged Deutsche Hyp with Rheinische Hypothekenbank AG, the mortgage banking subsidiary of Commerzbank, and Eurohypo, the mortgage banking subsidiary of Deutsche Bank, into a single entity, which retained the name Eurohypo. We deconsolidated Deutsche Hyp and dissolved our real estate business line on August 1, 2002. We held an ownership interest of 28.5% in Eurohypo as of December 31, 2003. Our German real estate fund management subsidiary DEGI remained in our banking segment's Other division.

RESULTS OF OPERATIONS

2004 REPORTING STRUCTURE: YEAR ENDED DECEMBER 31, 2003

     Operating Income. Operating income in our Other division was a loss of E104 million in 2003, reflecting primarily net interest expense on our investment portfolio and the aggregate negative effects from the application of IAS 39.

     Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization in our Other division was a loss of E478 million in 2003, primarily as a result of restructuring charges and other expenses, including impairment losses on information technology systems and real estate.

2003 REPORTING STRUCTURE: YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Operating Income. Operating income in our Other division was a loss of E213 million in 2003, a decrease of E704 million, or 143.4%, from an income of E491 million in 2002, reflecting primarily net interest expense on our investment portfolio, the aggregate negative effect from the application of IAS 39 and negative consolidation effects.

     Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization in our Other division was a loss of E466 million in 2003, a decrease of E1,270 million, or 158.0%, from E804 million in 2002, primarily as a result of an increase in restructuring charges and other expenses recorded in 2003, including, impairment losses on information technology systems and real estate, and a decrease in realized gains recognized in 2003.

     YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Operating Income. Operating income in our Other division was E491 million in 2002, reflecting primarily net interest income from the real estate business operations of our former mortgage bank, Deutsche Hyp.

     Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization in our Other division was E804 million in 2002. Earnings after taxes and before goodwill amortization was positively affected by realized gains of E1,912 million on the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM, E1,265 million on intercompany transfers of equity securities and E244 million on the merger in August 2002 of Deutsche Hyp into Eurohypo, offset in part primarily by realized losses on investment securities (E1,096 million), impairments recorded on investment securities (E1,129 million) and the negative effect on income attributable to the deconsolidation in August 2002 of Deutsche Hyp.

                          ASSET MANAGEMENT OPERATIONS

ASSET MANAGEMENT OPERATIONS

     Our asset management segment operates as a global provider of institutional and retail asset management products and services to third-party investors and provides investment management services to our insurance operations. We managed approximately E996 billion of third-party assets, Group's own investments and separate account assets on a worldwide basis as of December 31, 2003, with key management centers in Munich, Frankfurt, London, Paris, Singapore, Hong Kong, Milan, Westport, Connecticut, and San Francisco, San Diego and Newport Beach, California. The acquisitions of Dresdner Bank on July 23, 2001 and Nicholas-Applegate on January 31, 2001 increased our third-party assets under management by E228 billion and E36 billion, respectively, as of the respective dates of the acquisitions. Our third-party assets under management were approximately E565 billion as of December 31, 2003. As measured by total assets under management at December 31, 2003, we were among the five largest asset managers in the world.

     The following table sets forth certain key data concerning our asset management operations at December 31 for the years indicated:

                       ASSETS UNDER MANAGEMENT: KEY DATA

                                                              DECEMBER 31,
                                          -----------------------------------------------------
                                               2003              2002              2001(1)
                                          ---------------   ---------------   -----------------
                                             E        %        E        %         E         %
                                          -------   -----   -------   -----   ---------   -----
                                                             (E IN MILLIONS)
Third-party assets(2)...................  564,714    56.7   560,588    56.7     620,458    55.1
Group's own investments(3)..............  398,818    40.0   403,061    40.7     480,876    42.7
Separate account assets(2)(4)...........   32,460     3.3    25,657     2.6      24,692     2.2
                                          -------   -----   -------   -----   ---------   -----
  Total.................................  995,992   100.0   989,306   100.0   1,126,026   100.0
                                          =======   =====   =======   =====   =========   =====

---------------

(1) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

(2) Assets are presented at fair value.

(3) Includes adjustments to reflect real estate and investments in affiliated enterprises, joint ventures and associated enterprises at fair value. These adjustments were made in order to reflect the definition of Group's own investments used by management for its controlling purposes. For further information on fair value see Notes 6 and 7 to our consolidated financial statements.

(4) Represents investments held on account and at risk of life insurance policyholders.

     Our asset management operations pursue two separate but related objectives. In our third-party asset management business, we seek to leverage the power of our portfolio management expertise, existing customer relationships and distribution to maintain and further develop our position as a leading global asset manager. In the management of the Allianz Group's own investments, we seek to maximize long-term total return on our investments for the benefit of our shareholders and policyholders, including the value of our portfolio of financial and industrial equity participations, while remaining within the Allianz Group's risk management guidelines.

     We manage our third-party asset management business primarily through ADAM, our wholly owned asset management subsidiary. We reorganized our former financial services segment in 2001 under ADAM in order to integrate the asset management operations of Dresdner Bank, to achieve new economies of scale and to extend the reach of our distribution networks for asset management products and services. We consolidated the assets and liabilities and results of operations of Dresdner Bank's asset management business into our asset management segment as of July 23, 2001, the date of the acquisition. In 2002, we transferred substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. The banking operations formerly included in our financial services segment are now a part of our banking segment. See "-- Banking Operations." As of December 31, 2003, ADAM managed approximately E523 billion, or 93%, of our third-party assets under management and approximately E210 billion, or 53%, of our Group's own investments. The remainder of our third-party assets are managed by Dresdner Bank (approximately E20 billion, or 4%) and other Allianz Group companies. The majority of our Group's own investments (approximately E189 billion, or 47%) continue to be managed by the respective investment management units of Allianz Group insurance companies around the world.

     We conduct our third party asset management business primarily through our operating companies worldwide under the umbrella brand ADAM. As part of our multi-regional strategy, however, we operate under multiple brand names in different regions. In the United States, our main operating companies include PIMCO, Nicholas-Applegate, RCM Capital Management (formerly Dresdner RCM Global Investors), and Oppenheimer Capital. In Europe, we operate primarily through AGF Asset Management, RAS Asset Management, Deutscher Investment Trust (or dit) and Dresdner Bank Investment Management (or dbi), as well as RCM Capital Management and PIMCO. In Asia, our main brands are Allianz Dresdner Asset Management, PIMCO and Meiji Dresdner Asset Management.

     In 2002, together with Guotai Junan Securities (or GTJA), we established Guotai Junan Allianz Fund Management, a Shanghai-based joint venture that was the first joint venture fund management company and the first licensed fund manager with foreign participation in China. Through the combination of GTJA's distribution network and our international asset management expertise, we believe our joint venture is well positioned to make successful inroads into this growth market.

RESULTS OF OPERATIONS

     The following table sets forth certain summarized financial information for our asset management operations for the years indicated:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               2003     2002    2001(1)
                                                              ------   ------   -------
                                                                   (E IN MILLIONS)
Interest and similar income.................................      60      119      129
Income from affiliated enterprises, joint ventures and
  associated enterprises....................................      10      (12)      (3)
Other income from investments...............................      16       35       44
Trading income..............................................      30       (1)      10
Fee and commission income, and income from service
  activities................................................   2,892    2,918    2,479
Other income................................................      51      126       79
                                                              ------   ------   ------
  Total income..............................................   3,059    3,185    2,738
                                                              ------   ------   ------
Interest and similar expenses...............................     (29)     (89)     (82)
Other expenses for investments..............................      (6)     (22)     (57)
Net loan loss provision.....................................      --       (2)      --
Acquisition costs and administrative expenses...............  (2,300)  (2,473)  (1,954)
Amortization of goodwill....................................    (369)    (377)    (243)
Other expenses..............................................    (458)    (551)    (795)
                                                              ------   ------   ------
Total expenses..............................................  (3,162)  (3,514)  (3,131)
                                                              ------   ------   ------
Earnings from ordinary activities before taxation...........    (103)    (329)    (393)
Taxes.......................................................      16       92      189
Minority interests in earnings..............................    (183)    (230)    (182)
                                                              ------   ------   ------
  Net income................................................    (270)    (467)    (386)
                                                              ======   ======   ======

---------------

(1) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Assets Under Management. Third-party assets under management, Group's own investments and investments held on account and at risk of life insurance policyholders increased by E7 billion, or 0.7%, to E996 billion at the end of 2003 from E989 billion at the end of 2002. Third-party assets under management increased by E4 billion, or 0.7%, to E565 billion at the end of 2003 from E561 billion at the end of 2002. The increase was due to significant net capital inflows of approximately E25 billion, primarily into fixed income funds, and capital market gains of approximately E47 billion, offset in part by exchange rate movements of approximately E68 billion, particularly a decline in the U.S. dollar. Allianz Group's own investments decreased by E4 billion, or 1.0%, to E399 billion at the end of 2003 from E403 billion at the end of 2002.

     Net Income. Asset management net income increased by E197 million, to a net loss of E270 million in 2003 from a net loss of E467 million in 2002, due primarily to decreases in other expenses and acquisition costs and administrative expenses, which more than offset the decrease in fee and commission income, and income from service activities in 2003. Total income, which consists primarily of fee and commission income, and income from service activities, decreased by E126 million, or 4.0%, to E3,059 million in 2003 from E3,185 million in 2002, reflecting primarily the negative effects of movements in exchange rates, offset in part by increased fee and commission income from higher average assets under management. Total expenses decreased by E352 million, or 10.0%, to E3,162 million in 2003 from E3,514 million in 2002, due primarily to restructuring measures implemented in 2003 and 2002 at virtually all of our equity investment operations to increase operational efficiency by reducing personnel and streamlining back-office operations and product lines. Total expenses included acquisition-related expenses of E836 million recorded in 2003. The acquisition-related expenses consisted mainly of amortization of goodwill of E369 million associated with the acquisitions of Dresdner Bank, PIMCO and Nicholas-Applegate and amortization charges of E137 million relating to capitalized retention payments to key executives of the PIMCO Group, which are being amortized over periods of five to seven years from the date of the acquisition. Another E330 million were primarily retention and compensation payments for the management and employees of PIMCO and Nicholas-Applegate. In addition, minority interest amounted to E183 million, of which E66 million relates to PIMCO's former parent company, which continues to hold a minority ownership interest in PIMCO. Excluding the effects of the acquisition-related expenses of E836 million, earnings from ordinary activities before taxation from our asset management operations would have been E733 million in 2003. Pursuant to the restructuring of our ownership interest in PIMCO, beginning with the quarter ended March 31, 2003, neither we nor PIMCO's former parent company could put or call the entire ownership interest of PIMCO's former parent company in PIMCO with effect prior to October 2004, although either party could put or call up to $250 million of such ownership interest in any calendar quarter. In 2003, the former parent company of PIMCO exercised its right to put a total of $1 billion of such ownership interest to Allianz, approximately $250 million in each quarter of 2003. Payment for the put of such interests during the first three quarters of 2003, which totaled $750 million, had been made as of December 31, 2003. The put for such interests during the fourth quarter of 2003, which amounted to $250 million, had been made as of January 12, 2004. In addition, on March 31, 2004, a subsidiary of Allianz AG exercised its right to call $250 million of the remaining ownership interest that is held by the former parent company of PIMCO, with payment therefor made in April 2004. For additional information, see Note 46 to our consolidated financial statements.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Assets Under Management. Third-party assets under management, Group's own investments and investments held on account and at risk of life insurance policyholders decreased by E137 billion, or 12.2%, to E989 billion at the end of 2002 from E1,126 billion at the end of 2001. The decrease was due primarily to exchange rate movements (E77 billion with respect to third-party assets), particularly a decline in the U.S. dollar, and substantial price declines in the capital markets (E25 billion with respect to third-party assets), offset in part by significant net capital inflows of approximately E56 billion into fixed-income funds. Of the decrease, E78 billion represented a decrease in Group's own investments, while E59 billion represented a decrease in third-party assets under management. Excluding the effects of exchange rate movements, our third-party assets under management would have increased by E18 billion, or 2.9%, to E638 billion at the end of 2002 due primarily to net inflows of E43 billion, primarily into fixed-income funds.

     Net Income. Asset management net income decreased by E81 million, to a net loss of E467 million in 2002 from a net loss of E386 million in 2001, due primarily to increased amortization of goodwill reflecting the acquisition and full-year consolidation in 2002 of Dresdner Bank, as well as minority interest in earnings related to the PIMCO Group. Total income, which consists primarily of fee and commission income, and income from service activities, increased by E447 million, or 16.3%, to E3,185 million in 2002 from E2,738 million in 2001, reflecting primarily the full-year consolidation in 2002 of Dresdner Bank's former asset management operations, offset in part by the lower average assets under management due to the effects of exchange rate movements and price declines in the capital markets. Total expenses increased by E383 million or 12.2%, to E3,514 million in 2002 from E3,131 million in 2001, due primarily to the full-year consolidation in 2002 of Dresdner Bank's former asset management operations, offset in part by restructuring measures implemented in the course of 2002 at virtually all of our equity investment operations to increase operational efficiency by reducing personnel and streamlining back-office operations and product lines. Total expenses included acquisition-related expenses of E824 million recorded in 2002. The acquisition-related expenses primarily consisted of amortization of goodwill of E377 million associated with the acquisitions of Dresdner Bank, PIMCO and Nicholas-Applegate and amortization charges of E155 million relating to capitalized retention payments to key executives of the PIMCO Group, which are being amortized over periods of five to seven years from the date of the acquisition. Another E292 million were retention and compensation payments for the management and employees of PIMCO and Nicholas-Applegate. In addition, minority interest of E230 million in our asset management operations was accounted for mainly by the minority interest in PIMCO (E162 million) of PIMCO's former parent company, which continues to hold a minority ownership interest in PIMCO. Our ownership interest in PIMCO was recently restructured. For additional information, see Note 46 to our consolidated financial statements. Excluding the effects of the acquisition-related expenses of E824 million, earnings from ordinary activities before taxation from our asset management operations would have been E495 million in 2002.

                               THIRD-PARTY ASSETS

     The following table sets forth certain key data concerning our third-party assets under management at December 31 for the years indicated:

        ASSET MANAGEMENT OPERATIONS -- KEY DATA BY GEOGRAPHIC REGION(1)

                                                           DECEMBER 31,
                                              ---------------------------------------
                                                 2003          2002          2001
                                              -----------   -----------   -----------
                                               E      %      E      %      E      %
                                              ---   -----   ---   -----   ---   -----
                                                  (E IN BILLIONS, EXCEPT % DATA)
ADAM
  Germany...................................   84    14.9%   80    14.3%   96    15.5%
  Rest of Europe............................   39     6.9%   37     6.6%   53     8.5%
  NAFTA.....................................  392    69.4%  388    69.1%  409    66.0%
  Rest of World.............................    8     1.4%    8     1.4%   26     4.2%
     Subtotal...............................  523    92.6%  513    91.4%  584    94.2%
Other(2)....................................   42     7.4%   48     8.6%   36     5.8%
                                              ---   -----   ---   -----   ---   -----
     Total..................................  565   100.0%  561   100.0%  620   100.0%
                                              ===   =====   ===   =====   ===   =====

---------------

(1) Represents location of Allianz Group asset management operations.

(2) Consists of assets managed by Dresdner Bank (E20 billion, E24 billion and E27 billion in 2003, 2002 and 2001, respectively) and other Allianz Group companies (E22 billion, E24 billion and E9 billion in 2003, 2002 and 2001, respectively). The increase from 2001 to 2002 reflects a reclassification of certain companies from ADAM in 2001 to other Allianz Group companies in 2002.

     We have significantly grown our third-party assets under management in recent years, both through acquisitions such as Dresdner Bank and Nicholas-Applegate in 2001 and PIMCO in 2000, and through organic growth. We intend to leverage the PIMCO, dit, Nicholas-Applegate and RCM Capital Management franchises in further developing our third-party asset management business through our flagship subsidiaries on a global basis. We believe that the European markets offer especially attractive opportunities for third-party fund managers. We also expect that investment fund products, in particular retirement planning vehicles, will increase in importance in Europe. We expect this trend to be supported by the increased demographic pressure that state-run pension systems will face and the rising prevalence of defined contribution arrangements. We believe that we are well positioned in third-party markets, especially in Germany, France and Italy, and we are seeking to increase our market share in these markets.

     We are also developing our insurance and banking distribution capabilities, including our dedicated advisory, branch bank and insurance networks in Europe, as asset accumulation arms to further our asset management capabilities. Leading examples of our activities in this area include our operations through Dresdner Bank, where we have approximately 7,000 financial advisors in branch offices to distribute our asset management, life insurance and other financial products; our operations at RAS Group in Italy, with its independent network of licensed financial advisors who distribute life insurance and financial products; and our operations at the AGF Group in France, with its network of advisors offering comprehensive financial planning services. See also "-- Banking Operations."

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

     The following tables show our third-party assets under management by investment category and by investor class at December 31 for the years indicated:

                                                           DECEMBER 31,
                                              ---------------------------------------
                                                 2003          2002          2001
                                              -----------   -----------   -----------
                                               E      %      E      %      E      %
                                              ---   -----   ---   -----   ---   -----
                                                  (E IN BILLIONS, EXCEPT % DATA)
Fixed income................................  409    72.4   405    72.2   377    60.8
Equity......................................  146    25.8   141    25.1   218    35.2
Other(1)....................................   10     1.8    15     2.7    25     4.0
                                              ---   -----   ---   -----   ---   -----
  Total.....................................  565   100.0   561   100.0   620   100.0
                                              ===   =====   ===   =====   ===   =====

---------------

(1) Includes primarily investments in real estate.

                                                           DECEMBER 31,
                                              ---------------------------------------
                                                 2003          2002          2001
                                              -----------   -----------   -----------
                                               E      %      E      %      E      %
                                              ---   -----   ---   -----   ---   -----
                                                  (E IN BILLIONS, EXCEPT % DATA)
Institutional...............................  336    59.5   403    71.8   466    75.2
Retail......................................  229    40.5   158    28.2   154    24.8
                                              ---   -----   ---   -----   ---   -----
  Total.....................................  565   100.0   561   100.0   620   100.0
                                              ===   =====   ===   =====   ===   =====

     Our third-party asset management subsidiary ADAM is organized globally into two principal business lines: global equity and global fixed income. Both asset management business lines are led by a global head. Together with ADAM's chief executive officer and chief operating officer, who sets standards and coordinates corporate controlling and administration, each of the global heads is also a member of ADAM's executive committee, which is responsible for ADAM's strategic development and financial performance. In addition, country organizations led by country managers provide shared infrastructure and services. ADAM's management structure has been designed to manage the complexity of its multi-regional, multi-product and multi-channel business activities. Within this structure, ADAM maintains significant incentives for entrepreneurship and encourages its business units to operate autonomously.

PORTFOLIO MANAGEMENT

     ADAM has globally consistent, well-structured and transparent investment processes that are based on fundamental primary research. ADAM's goal is to provide its clients with portfolios that consistently offer superior performance in accordance with its clients' investment objectives. ADAM aims for outperformance through active portfolio management coupled with comprehensive risk management at all levels of the investment process. At December 31, 2003, we had more than 580 portfolio managers and approximately 200 analysts in major markets worldwide providing a comprehensive range of actively managed fixed-income and equity products and services.

     Global Fixed Income. ADAM's fixed-income portfolio investment process is led by PIMCO, one of the world's major fixed-income investment managers. Our fixed-income product range includes total return, short and long duration, regional, country-specific, global and other geographic products, sector products including government and corporate bonds and specialty funds such as high yield and emerging markets. We deliver our fixed-income products in a broad range of investment vehicles, including separate accounts, fixed-income mutual funds and investment trusts.

     Global Equity. Our equity portfolio investment products include all major investment styles: value investment, growth investment and core investment. Our equity product range comprises regional, country-specific, global and other geographic products, sector products such as technology, biotechnology, capital equipment, consumer goods, energy and materials, and finance, as well as large, medium and small market capitalization funds. We deliver our equity products in a broad range of investment vehicles.

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

     In Italy, RAS Asset Management offers mutual funds that are marketed through affiliated financial planners, financial advisors, banks and via the Internet.

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

     ADAM has committed substantial resources to the build-out of a third-party asset management business in Asia-Pacific. We have offices in Tokyo, Hong Kong, Singapore, Taipei, Seoul and Sydney, which are being enlarged to accommodate equity and fixed-income portfolio management as well as institutional and retail distribution. In 2002, we rebranded our fund management operations across Asia-Pacific under the umbrella brand ADAM. ADAM is also seeking to leverage its brand, investment know-how and customer relationships in China and to exploit the opportunities in this growing asset management market.

COMPETITION

     Our main competitors in the asset management business include Deutsche Bank, AXA, UBS, Credit Suisse, Fidelity Investments, Citigroup, Merrill Lynch, Capital Group and Amvescap. Each of these entities has large, multi-jurisdictional and multi-product asset management operations, and most of them compete with us for both retail and institutional clients.

                            GROUP'S OWN INVESTMENTS

     Our Group's own investments consist of the investment portfolios of our insurance, banking and asset management operations. Our investment strategy with regard to our Group's own investments is to maximize long-term total return while remaining within the Allianz Group's risk management guidelines. These guidelines relate primarily to the quality of the investments and the matching of assets and liabilities. Our general policy is to closely match the maturities and currencies of assets and liabilities. The investment policies of the insurance subsidiaries reflect the different liability characteristics and tax profiles of their respective operations. Our internationally integrated teams of portfolio managers work closely with the regional asset management subsidiaries to coordinate asset/liability management and product development activities. Because our insurance investments mostly serve to cover liabilities in the insurance business, our asset management professionals place a high priority on high quality, liquid and widely marketable securities in our insurance investments portfolio. For a discussion of the investment portfolios of our banking operations, see "-- Selected Statistical Information Relating to Our Banking Operations." For further discussion regarding our Group's investment strategy and risk management practices, see "Quantitative and Qualitative Disclosures about Market Risk."

     The following tables set forth the components of our Group's own investment portfolios by investment category at the end of the years indicated. Consistent with our general practice, amounts by investment category are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different segments. The tabular presentation has changed from those used in prior years to better reflect the definition of the Group's own investments as used by management for its controlling purposes. This definition more closely parallels the European Union insurance accounting guideline. Real estate owned by the Allianz Group and used for its own activities is, however, not considered by management to be an investment and, therefore, does not mirror the real estate category under Note 38 to our consolidated financial statements, which includes real estate owned by the Allianz Group and used for its own activities in the real estate category.

                                                  YEAR ENDED DECEMBER 31, 2003(1)
                                --------------------------------------------------------------------
                                PROPERTY-    LIFE/                ASSET      CONSOLIDATION
                                CASUALTY    HEALTH    BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                ---------   -------   -------   ----------   -------------   -------
                                                          (E IN MILLIONS)
Investments in affiliated
  enterprises, joint ventures
  and associated
  enterprises.................    48,385      5,717     3,303        6          (50,969)       6,442
Investments
     Securities
       held-to-maturity.......       389      4,174       114        6               --        4,683
     Securities
       available-for-sale.....    69,295    186,040    26,524      558           (4,546)     277,871
     Real estate used by third
       parties................     3,391      6,014     1,094        2               --       10,501
     Funds held by others
       under reinsurance
       contracts assumed......     7,848        102        --       --           (5,938)       2,012
Trading portfolio
  Trading assets..............     1,375      1,646   143,167      125             (159)     146,154
  Trading liabilities.........      (353)    (1,396)  (83,307)      --              221      (84,835)
Other investments(2)..........    12,715     29,735        10       50          (10,517)      31,993
                                 -------    -------   -------      ---          -------      -------
Total investments.............   143,045    232,032    90,905      747          (71,908)     394,821
                                 =======    =======   =======      ===          =======      =======

---------------

(1) Group's own investments are stated at balance sheet value. Fair values amounted to E7,135 million on investments in affiliated enterprises, joint ventures and associated enterprises and to E13,804 million on real estate used by third parties.

(2) Consist of loans issued by Group enterprises within the Property-Casualty and Life/Health segments (E21,300 million), bank deposits (E10,686 million), as well as loans to affiliated enterprises, joint ventures and associated enterprises (E7 million).

                                                  YEAR ENDED DECEMBER 31, 2002(1)
                                --------------------------------------------------------------------
                                PROPERTY-    LIFE/                ASSET      CONSOLIDATION
                                CASUALTY    HEALTH    BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                ---------   -------   -------   ----------   -------------   -------
                                                          (E IN MILLIONS)
Investments in affiliated
  enterprises, joint ventures
  and associated
  enterprises.................    51,448      6,183     4,349        20         (50,655)      11,345
Investments
     Securities
       held-to-maturity.......       596      5,199       724        14              --        6,533
     Securities
       available-for-sale.....    64,500    177,480    27,586       977          (4,546)     265,997
     Real estate used by third
       parties................     3,695      6,395       655         2              --       10,747
     Funds held by others
       under reinsurance
       contracts assumed......     8,064         97        --        --          (6,098)       2,063
Trading portfolio
  Trading assets..............     1,404      1,177   122,139       156             (34)     124,842
  Trading liabilities.........      (544)      (825)  (52,152)       --               1      (53,520)
Other investments(2)..........     7,978     25,606        --        39          (6,309)      27,314
                                 -------    -------   -------     -----         -------      -------
  Total investments...........   137,141    221,312   103,301     1,208         (67,641)     395,321
                                 =======    =======   =======     =====         =======      =======

---------------

(1) Group's own investments are stated at balance sheet value. Fair values amounted to E15,013 million on investments in affiliated enterprises, joint ventures and associated enterprises and to E14,818 million on real estate used by third parties.

(2) Consist of loans issued by Group enterprises within the Property-Casualty and Life/Health segments (E18,650 million), bank deposits (E8,328 million), as well as loans to affiliated enterprises, joint ventures and associated enterprises (E336 million).

                                                  YEAR ENDED DECEMBER 31, 2001(1)
                                --------------------------------------------------------------------
                                PROPERTY-    LIFE/                ASSET      CONSOLIDATION
                                CASUALTY    HEALTH    BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                ---------   -------   -------   ----------   -------------   -------
                                                          (E IN MILLIONS)
Investments in affiliated
  enterprises, joint ventures
  and associated
  enterprises.................    40,387      6,043     2,079       116         (38,378)      10,247
Investments
     Securities
       held-to-maturity.......     1,179      5,482     1,013        14              --        7,688
     Securities
       available-for-sale.....    76,703    168,030    83,576     1,339          (7,456)     322,192
     Real estate used by third
       parties................     5,058      6,394       545         7              --       12,004
     Funds held by others
       under reinsurance
       contracts assumed......     8,769        176        --        --          (5,527)       3,418
Trading portfolio
  Trading assets..............     1,373        775   125,741       539              (6)     128,422
  Trading liabilities.........      (448)       (50)  (44,052)       (2)             14      (44,538)
Other investments(2)..........     7,452     23,360        13        86          (8,123)      22,788
                                 -------    -------   -------     -----         -------      -------
  Total investments...........   140,473    210,210   168,915     2,099         (59,476)     462,221
                                 =======    =======   =======     =====         =======      =======

---------------

(1) Group's own investments are stated at balance sheet value. Fair values amounted to E24,134 million on investments in affiliated enterprises, joint ventures and associated enterprises and to E16,731 million on real estate used by third parties.

(2) Consist of loans issued by Group enterprises within the Property-Casualty and Life/Health segments (E16,662 million), bank deposits (E5,821 million), as well as loans to affiliated enterprises, joint ventures and associated enterprises (E303 million).

INSURANCE OPERATIONS INVESTMENTS

     The following is a discussion of the investment portfolio of our insurance operations. For a discussion of the investment portfolios of our banking operations, see "-- Selected Statistical Information Relating to Our Banking Operations."

     The following table sets forth our Group's own investment portfolios by geographic region (according to the location of the operating entity that recorded the investments) at the end of the years indicated:

                                                             DECEMBER 31,(1)
                                     ---------------------------------------------------------------
                                            2003                  2002                  2001
                                     -------------------   -------------------   -------------------
                                     PROPERTY-    LIFE/    PROPERTY-    LIFE/    PROPERTY-    LIFE/
                                     CASUALTY    HEALTH    CASUALTY    HEALTH    CASUALTY    HEALTH
                                     ---------   -------   ---------   -------   ---------   -------
                                                             (E IN MILLIONS)
Germany............................   106,223    125,017    100,764    119,786    100,337    117,199
Rest of Europe.....................    62,301     85,523     62,794     80,389     57,889     76,719
NAFTA..............................    18,184     16,926     19,522     16,095     20,398     12,035
Rest of World......................     3,352      4,571      2,848      5,088      2,507      4,357
Specialty Lines....................     5,782         --      4,278         --      2,997         --
Consolidated Adjustments...........   (52,797)        (5)   (53,065)       (46)   (43,655)      (100)
                                      -------    -------    -------    -------    -------    -------
  Total............................   143,045    232,032    137,141    221,312    140,473    210,210
                                      =======    =======    =======    =======    =======    =======

---------------

(1) Group's own investments are shown at balance sheet value.

FIXED-INCOME INVESTMENTS

     Excluding trading portfolio, fixed income securities constituted 62.4% of our property-casualty investment portfolio (after eliminating intra-Group investment holdings between segments) and 84.5% of our life/health investment portfolio (after eliminating intra-Group investment holdings between segments) as of December 31, 2003. The credit quality of our fixed income securities portfolio has historically been strong. As of December 31, 2003, of the rated fixed income securities in our Group's own investments portfolio, approximately 36.7% had a rating comparable to a Standard & Poor's rating of AAA, approximately 72.1% were invested in securities with a Standard & Poor's rating of AA or better and approximately 99.6% were invested in securities with a Standard & Poor's rating of BBB or better.

     The following table analyzes the maturities of our held-to-maturity and available-for-sale fixed income investments (including the fixed income investments of our banking and asset management segments) at December 31, 2003:

                                             HELD-TO-MATURITY          AVAILABLE-FOR-SALE
                                         ------------------------   ------------------------
                                         AMORTIZED                  AMORTIZED
                                           COST      MARKET VALUE     COST      MARKET VALUE
                                         ---------   ------------   ---------   ------------
                                                           (E IN MILLIONS)
Contractual term to maturity
  Up to one year.......................      363          365         15,897       16,231
  Over one year through five years.....    1,963        2,015         79,921       82,558
  Over five years through ten years....    1,874        1,944         93,040       96,754
  Over ten years.......................      483          508         33,146       34,058
                                           -----        -----        -------      -------
     Total.............................    4,683        4,832        222,004      229,601
                                           =====        =====        =======      =======

EQUITY INVESTMENTS

     Excluding trading portfolio, equity investments constituted 21.4% of our property-casualty investment portfolio (after eliminating intra-Group investment holdings between segments) and 11.8% of our life/health investment portfolio (after eliminating intra-Group investment holdings between segments) as of December 31, 2003. We have a long-standing strategy of investing life policyholders' and shareholders' funds and some amounts of property-casualty cash flow in equities. Since the early 1900's, the life/health and property-casualty investments in Germany have included equity positions in a number of well-known German companies.

     In view of recent weakness in the capital markets, we have reduced our equity exposure through various divestments and hedging activities. In 2003, we continued to reduce our exposure to equity investments through the divestments of certain shareholdings, including our shareholdings in Munich Re and Beiersdorf AG, which were reduced from 22.4% and 43.6% as of December 31, 2002 to 12.4% and 16.6% as of December 31, 2003.

SIGNIFICANT ALLIANZ GROUP EQUITY INVESTMENTS

     The following tables set forth information regarding our significant equity investments in German and non-German companies at December 31, 2003. Except for our investment in Eurohypo AG, which is valued by the equity method because we hold more than a 20% interest, these investments are carried on our financial statements at market value.

                                                               DECEMBER 31, 2003
                                                     --------------------------------------
                                                     CARRYING
                                                      VALUE     FAIR VALUE(1)   % OWNERSHIP
                                                     --------   -------------   -----------
                                                                (E IN MILLIONS)
Eurohypo AG........................................   1,985         1,987          28.5

---------------

(1) Based on internal valuation.

                                                                   DECEMBER 31, 2003
                                                             ------------------------------
                                                              MARKET VALUE     % OWNERSHIP
                                                             --------------   -------------
                                                             (E IN MILLIONS, EXCEPT % DATA)
GERMAN COMPANIES
  Munich Re................................................       2,767            12.4
  Beiersdorf AG............................................       1,339            16.6
  E.ON AG..................................................       1,275             3.6
  Bayer AG.................................................         960             5.6
  Bayerische Motorenwerke AG...............................         951             3.8
  Schering AG..............................................         917            11.8
  RWE AG...................................................         898             5.1
  Siemens AG...............................................         777             1.4
  BASF AG..................................................         643             2.6
  Linde AG.................................................         591            11.6
  HeidelbergCement AG......................................         510            15.1
NON-GERMAN COMPANIES
  UniCredito Italiano S.p.A. ..............................       1,337             4.9
  Banco Popular Espanol S.A. ..............................       1,014             9.4
  Credit Agricole S.A. ....................................         930             3.3
  Total S.A. ..............................................         742             1.2

INVESTMENT INCOME

     The following tables set forth the components of our investment income and expenses for each of the property-casualty, life/health, banking and asset management segments for the years ended December 31, 2003, 2002 and 2001:

                                                     YEAR ENDED DECEMBER 31, 2003
                                  -------------------------------------------------------------------
                                  PROPERTY-   LIFE/                ASSET      CONSOLIDATION
                                  CASUALTY    HEALTH   BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                  ---------   ------   -------   ----------   -------------   -------
                                                            (E IN MILLIONS)
Income from investments
  Current income(1).............    4,340     11,669    1,080(2)     28          (1,606)       15,511
  Income from revaluations(1)...      600      1,287      254         1              --         2,142
  Realized investment
     gains(1)...................    7,963      3,704      584        24            (431)       11,844
     Subtotal...................   12,819     16,660    1,918        53          (2,037)       29,497
Investment expenses
  Depreciation and writedowns on
     investments(1).............   (1,911)    (2,352)    (691)       (1)           (123)       (4,978)
  Realized investment
     losses(1)..................   (1,501)    (3,871)    (344)       (4)           (169)       (5,889)
  Investment management,
     interest charges and other
     investment expenses(1).....   (1,285)      (516)      --       (14)            525        (1,290)
     Subtotal...................   (4,697)    (6,739)  (1,035)      (19)            333       (12,157)
Result from trading
  portfolio(3)..................   (1,490)       218    1,486        30              (1)          243
                                   ------     ------   ------       ---          ------       -------
Total result from investments...    6,716     10,139    2,369        64          (1,705)       17,583
                                   ======     ======   ======       ===          ======       =======

---------------

(1) Includes respective income and expenses from investments in affiliated enterprises, joint ventures and associated enterprises, and loans issued by the Allianz Group's enterprises within the Property-Casualty and Life/Health segments.

(2) Excludes interest and similar income from loans issued by the Allianz Group's banking enterprises.

(3) Represents net trading income.

                                                     YEAR ENDED DECEMBER 31, 2002
                                 --------------------------------------------------------------------
                                 PROPERTY-    LIFE/                ASSET      CONSOLIDATION
                                 CASUALTY    HEALTH    BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                 ---------   -------   -------   ----------   -------------   -------
                                                           (E IN MILLIONS)
Income from investments
     Current income(1).........    5,930      11,298    2,387(2)     34          (1,841)       17,808
     Income from
       revaluations(1).........      297         361       53         5              --           716
     Realized investment
       gains(1)................   10,398       5,344    3,691        44          (6,380)       13,097
       Subtotal................   16,625      17,003    6,131        83          (8,221)       31,621
Investment expenses
     Depreciation and
       writedowns on
       investments(1)..........   (2,340)     (3,145)  (1,182)      (11)             --        (6,678)
     Realized investment
       losses(1)...............   (1,587)     (6,443)  (1,356)      (41)            466        (8,961)
     Investment management,
       interest charges and
       other investment
       expenses(1).............   (1,460)       (688)      --        --             469        (1,679)
       Subtotal................   (5,387)    (10,276)  (2,538)      (52)            935       (17,318)
Result from trading
  portfolio(3).................      207         244    1,081        (1)            (24)        1,507
                                  ------     -------   ------       ---          ------       -------
  Total result from
     investments...............   11,445       6,971    4,674        30          (7,310)       15,810
                                  ======     =======   ======       ===          ======       =======

---------------

(1) Includes respective income and expenses from investments in affiliated enterprises, joint ventures and associated enterprises, and loans issued by the Allianz Group's enterprises within the Property-Casualty and Life/Health segments.

(2) Excludes interest and similar income from loans issued by the Allianz Group's banking enterprises.

(3) Represents net trading income.

                                                     YEAR ENDED DECEMBER 31, 2001
                                  -------------------------------------------------------------------
                                  PROPERTY-   LIFE/                ASSET      CONSOLIDATION
                                  CASUALTY    HEALTH   BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                  ---------   ------   -------   ----------   -------------   -------
                                                            (E IN MILLIONS)
Income from investments
     Current income(1)..........    6,097     11,178    1,427(2)     52          (1,704)       17,050
     Income from
       revaluations(1)..........      103        178      135        11              --           427
     Realized investment
       gains(1).................    4,365      3,704    1,410        33             (53)        9,459
       Subtotal.................   10,565     15,060    2,972        96          (1,757)       26,936
Investment expenses
     Depreciation and writedowns
       on investments(1)........     (964)    (1,099)    (107)       (6)             --        (2,176)
     Realized investment
       losses(1)................   (2,159)    (4,639)    (306)      (52)             36        (7,120)
     Investment management,
       interest charges and
       other investment
       expenses(1)..............   (1,351)      (661)      --        --             427        (1,585)
       Subtotal.................   (4,474)    (6,399)    (413)      (58)            463       (10,881)
Result from trading
  portfolio(3)..................    1,451       (117)     244        10               4         1,592
                                   ------     ------    -----       ---          ------       -------
  Total result from
     investments................    7,542      8,544    2,803        48          (1,290)       17,647
                                   ======     ======    =====       ===          ======       =======

---------------

(1) Include respective income and expenses from investments in affiliated enterprises, joint ventures and associated enterprises, and loans issued by the Allianz Group's enterprises within the Property-Casualty and Life/Health segments.

(2) Excludes interest and similar income from loans issued by the Allianz Group's banking enterprises.

(3) Represents net trading income.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     The total result from investments increased by E1,773 million, or 11.2%, to E17,583 million in 2003 from E15,810 million in 2002, largely as a result of higher net realized gains and lower net impairments recorded on investments, offset in part by lower current income and trading income.

     Property-Casualty. Property-casualty insurance investments increased by E5,904 million, or 4.3%, to E143,045 million in 2003 from E137,141 million in 2002, due primarily to increases in securities available-for-sale and in other investments, offset in part by a decrease in investments in affiliated enterprises, joint ventures and associated enterprises. The total result from property-casualty investments decreased by E4,729 million, or 41.3%, to E6,716 million in 2003 from E11,445 million in 2002, due primarily to decreased income from investments, reflecting primarily the decrease in realized investment gains, current income and result from trading portfolio. Realized investment gains decreased by E2,437 million, or 23.4%, to E7,961 million in 2003 compared with E10,398 million in 2002, reflecting the high level of realized investment gains in 2002 and intercompany transactions. See "-- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001." In 2003, realized investment gains reflected primarily the sales of our interests in certain equity investments, including Beiersdorf AG in December 2003 (E2,839 million), Munich Re in 2003 (E936 million) and Credit Lyonnais in the second quarter of 2003 (E246 million), as well as the sale of other shareholdings in our equity portfolio, due primarily to our decision to reduce our exposure to equity investments. Current income decreased by E1,590 million, or 26.8%, to E4,340 million in 2003, compared with E5,930 million in 2002, due to lower current income from our investments in affiliated enterprises, joint ventures and associated enterprises following our recent divestments. The total income from property-casualty insurance investments was also positively affected by an increase in income from revaluation, reflecting the recovery in the stock markets. Investment expenses decreased by E690 million, or 12.8%, to E4,697 million in 2003, compared with E5,387 million in 2002, due primarily to reduced investment management, interest charges and other investment expenses, which decreased to E1,285 million in 2003 compared to E1,460 million in 2002. Despite the recovery of the stock markets starting from the second quarter of 2003, depreciation and writedowns on investments was E1,911 million in 2003, as compared to E2,340 million in 2002, primarily due to the weak stock markets during the first quarter of 2003 as well as impairments recorded on certain equity investments in the fourth quarter of 2003. For additional information, see "-- Investment Portfolio Impairments and Unrealized Losses -- Unrealized Losses." Result from trading portfolio decreased significantly by E1,697 million to a loss of E1,490 million, as compared to income of E207 million in 2002, primarily as a result of losses of E1,351 million relating to certain financial derivative instruments that were used in a macro hedge for hedging our equity exposure. Under IFRS, financial derivatives used in macro hedges do not qualify for hedge accounting and changes in their fair value are recognized in trading income. Changes in the fair value of the underlying equity investments are recognized in shareholders' equity and are only recognized in the income statement when they are sold.

     Life/Health. Life/health insurance investments increased by E10,720 million, or 4.8%, to E232,032 million in 2003 from E221,312 million in 2002, reflecting primarily an increase in securities available-for-sale. The total result from life/health investments increased by E3,168 million, or 45.4%, to E10,139 million in 2003 from E6,971 million in 2002, primarily due to lower realized investment losses and increased income from revaluations. Current income increased 3.3%, to E11,669 million in 2003, compared with E11,298 million in 2002, while realized investment gains decreased 30.7%, to E3,704 million in 2003 (including E743 million from the sale of Credit Lyonnais), compared with E5,344 million in 2002. Investment expenses decreased by E3,537 million, or 34.4%, to E6,739 million in 2003 from E10,276 million in 2002, due primarily a decrease in realized investment losses, which were E3,871 million in 2003 from E6,443 million in 2002, reflecting the recovery in the capital markets. Despite the recovery in the stock markets starting from the second quarter of 2003, depreciation and writedowns on investments was E2,352 million in 2003, as compared to E3,145 million in 2002, primarily due to the weak stock markets during the first quarter of 2003 as well as impairments recorded on certain equity investments in the fourth quarter of 2003. For additional information, see "-- Investment Portfolio Impairments and Unrealized Losses -- Unrealized Losses."

     Banking. Banking investments decreased by E12,396 million to E90,905 million in 2003 from E103,301 million in 2002, due primarily to a reduced trading portfolio. The total result from banking investments decreased by E2,305 million, to E2,369 million in 2003 from E4,674 million in 2002, due primarily to lower net realized investment gains and current income. Current income decreased to E1,080 million in 2003, compared with E2,387 million in 2002, reflecting a significant decrease in interest income from available-for-sale government fixed income securities, which decreased by E1,251 million to E651 million in 2003 from E1,902 million in 2002, resulting from the deconsolidation of Deutsche Hyp in 2002. Realized investment gains decreased to E584 million in 2003, compared with E3,691 million in 2002, reflecting the high levels of realized investment gains in 2002 for the disposition of equity securities, including intercompany transfers to reposition equity investments within the Allianz Group, which were eliminated at the Allianz Group level. Investment expenses decreased to E1,035 million in 2003 from E2,538 million in 2002. Depreciation and writedowns of investments decreased significantly by E491 million, to E691 million in 2003, compared with E1,182 million in 2002, due primarily to the recovery in the stock markets, offset in part by impairments recorded on certain equity investments in the fourth quarter of 2003. For additional information, see "-- Investment Portfolio Impairments and Unrealized Losses -- Unrealized Losses."

     Asset Management. Asset management investments decreased by E461 million, or 38.1%, to E747 million in 2003 from E1,208 million in 2002, reflecting primarily a decrease in securities available-for-sale. The total result from asset management investments increased by E34 million to E64 million in 2003 from E30 million in 2002. Current income decreased by E6 million, or 17.6%, to E28 million in 2003, compared with E34 million in 2002, while realized investment gains decreased to E24 million in 2003 from E44 million in 2002. Investment expenses decreased by E33 million, or 63.5%, to E19 million in 2003 from E52 million in 2002.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     The total result from investments decreased by E1,837 million, or 10.4%, to E15,810 million in 2002 from E17,647 million in 2001, largely as a result of weakness in the capital markets in 2002, as reflected in the increase in realized investment losses, which increased by E1,841 million, or 25.9%, in 2002 compared to 2001 and increased depreciation and writedowns of E6,678 million in 2002, compared to E2,176 million in 2001.

     Property-Casualty. Property-casualty insurance investments decreased by E3,332 million, or 2.4%, to E137,141 million in 2002 from E140,473 million in 2001, due primarily to a decrease in securities available-for-sale, largely offset by an increase in investments in affiliated enterprises, joint ventures and associate enterprises. The total result from property-casualty investments increased by E3,903 million, or 51.8%, to E11,445 million in 2002 from E7,542 million in 2001, due primarily to realized investment gains of E1,886 million from open market sales of Munich Re shares, approximately E1,100 million from open market sales of Vodafone AG shares and E713 million on the sale of a real estate subsidiary in Italy as well as realized gains from the sale of other shareholdings in our German equity portfolio. The total result from property-casualty investments also included significant investment income from intercompany transactions, including realized investment gains of E3,332 million from the transfer of Munich Re shares from Allianz AG to Dresdner Bank and E224 million from the sale of Vereinte Lebensversicherung AG from Vereinte Versicherung AG to Allianz Leben. The gain on this intercompany transaction was eliminated at the Allianz Group level. Realized investment gains increased to E10,398 million in 2002, compared with E4,365 million in 2001. Current income decreased 2.7% to 5,930 million in 2002, compared with E6,097 million in 2001. The total result from property-casualty insurance investments was negatively affected by price declines on the capital markets. Investment expenses increased by E913 million, or 20.4%, to E5,387 million in 2002 from E4,474 million in 2001, reflecting primarily increased writedowns of investments as a result of price declines in the capital markets. Depreciation and writedowns on investments increased to E2,340 million in 2002, compared with E964 million in 2001.

     Life/Health. Life/health insurance investments increased by E11,102 million, or 5.3%, to E221,312 million in 2002 from E210,210 million in 2001, reflecting primarily an increase in securities available-for-sale. The total result from life/health investments decreased by E1,573 million, or 18.4%, to E6,971 million in 2002 from E8,544 million in 2001, primarily due to an increase in realized investment losses and depreciation and investment writedowns due to price declines in the capital markets. Current income increased 1.1%, to E11,298 million in 2002, compared with E11,178 million in 2001, while realized investment gains increased 44.3%, to E5,344 million in 2002, compared with E3,704 million in 2001. Investment expenses increased by E3,833 million, or 59.9%, to E10,276 million in 2002 from E6,399 million in 2001, reflecting primarily an increase in realized investment losses, which increased to E6,443 million in 2002 from E4,639 million in 2001, and depreciation and writedowns of investments, which increased to E3,145 million in 2002 from E1,099 million in 2001.

     Banking. Banking investments decreased by E65,614 million to E103,301 million in 2002 from E168,915 million in 2001, due primarily to a significant decrease in securities available-for-sale. The total result from banking investments increased by E1,871 million, to E4,674 million in 2002 from E2,803 million in 2001, due primarily to a realized investment gain of 1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. The gain on this intercompany transaction was eliminated at the Allianz Group level. Current income increased to E2,387 million in 2002, compared with E1,420 million in 2001, while realized investment gains increased to E3,691 million in 2002, compared with E1,410 million in 2001. The total result from banking investments was negatively affected by price declines in the capital markets. Investment expenses increased to E2,538 million in 2002 from E413 million in 2001. Depreciation and writedowns of investments increased significantly by E1,075 million, to E1,182 million in 2002, compared with E107 million in 2001.

     Asset Management. Asset management investments decreased by E891 million, or 42.4%, to E1,208 million in 2002 from E2,099 million in 2001, reflecting primarily decreases in trading assets and securities available-for-sale. The total result from asset management investments decreased by E18 million to E30 million in 2002 from E48 million in 2001. Current income decreased by E18 million, or 34.6%, to E34 million in 2002, compared with E52 million in 2001, while realized investment gains decreased to E44 million in 2002 from E33 million in 2001. Investment expenses decreased by E6 million, or 10.3%, to E52 million in 2002 from E58 million in 2001.

                      PROPERTY-CASUALTY INSURANCE RESERVES

GENERAL

     The Allianz Group establishes property-casualty loss reserves for the payment of losses and loss adjustment expenses (LAE) on claims which have occurred but are not yet settled. Loss and LAE reserves fall into two categories: individual case reserves for reported claims and reserves for incurred but not reported (IBNR) claims.

     Case reserves for reported claims are based on estimates of future payments that will be made in respect of claims, including loss adjustment expenses relating to such claims. Such estimates are made on a case-by-case basis, based on the facts and circumstances available at the time the reserves are established. The estimates reflect the informed judgment of claims personnel based on general insurance reserving practices and knowledge of the nature and value of a specific type of claim. These case reserves are regularly re-evaluated in the ordinary course of the settlement process and adjustments are made as new information becomes available.

     IBNR reserves are established to recognize the estimated cost of losses that have occurred but about which the Allianz Group has not yet been notified. These reserves, like the reserves for reported claims, are established to recognize the estimated costs, including expenses, necessary to bring claims to final settlement. Since nothing is known about the occurrence, the Allianz Group relies on its past experience, adjusted for current trends and any other relevant factors. These reserves are estimates based on actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Late reported claim trends, claim severity, exposure growth and future inflation are examples of factors used in projecting the IBNR reserve requirements. These reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

     The process of estimating loss and LAE reserves is by nature imprecise due to the large number of variables affecting the ultimate amount of claims. Some of these variables are internal, such as changes in claims handling procedures, introduction of new IT systems or company acquisitions and divestitures. Others are external, such as inflation, judicial trends, and legislative changes. The Allianz Group attempts to reduce the uncertainty in reserve estimates through the use of multiple actuarial and reserving techniques and analysis of the assumptions underlying each technique.

     Loss and LAE reserves are estimated by line of business and by company. The total reserves of the Allianz Group comprise hundreds of reviewed segments that are individually reviewed as part of our reserving process. The Allianz Group uses a variety of actuarial methods and assumptions to estimate and monitor reserve levels. The assumptions used in these analyses are periodically reviewed in light of new data, resulting in occasional reserve increases or decreases.

     During 2003, there were no significant changes in the mix of business written. Moreover, there were no material changes to the amount and type of reinsurance placed in respect of the Allianz Group's business.

     On the basis of currently available information, management believes that the Allianz Group's property-casualty loss and LAE reserves are adequate. However, the establishment of loss reserves is an inherently uncertain process, and accordingly, there can be no assurance that ultimate losses will not differ from these estimates.

LOSS AND LAE COMPOSITION BY REGION AND LINE OF BUSINESS

     The time required to learn of and settle claims is an important consideration in establishing reserves. Short-tail claims, such as automobile property damage claims, are typically reported within a few days or weeks and are generally settled within two to three years. Medium-tail claims such as personal and commercial motor liability claims generally take four to six years to settle, while long-tail claims, such as general liability, workers compensation, construction and professional liability claims take longer to settle.

     The following table breaks out the loss and LAE reserves of the Allianz Group, gross of reinsurance ceded, for the year ended December 31, 2003, on an IFRS basis. The credit, travel and marine & aviation lines are written on a world-wide basis through multiple legal entities in several countries, and as a result, as indicated, are not included in the individual regional totals.

            LOSS AND LAE RESERVES BY REGION AND LINE OF BUSINESS(1)
                            AS OF DECEMBER 31, 2003

                                                             GROSS OF REINSURANCE
                               ---------------------------------------------------------------------------------
                                                                     OTHER         OTHER        OTHER
                               AUTOMOBILE    GENERAL               SHORT TAIL   MEDIUM TAIL   LONG TAIL
                               INSURANCE    LIABILITY   PROPERTY    LINES(2)     LINES(3)     LINES(4)    TOTAL
                               ----------   ---------   --------   ----------   -----------   ---------   ------
                                                                (E IN MILLIONS)
Germany(5)...................     4,710       2,101        819          --         2,711           86     10,427
France(5)....................     1,961       1,597      1,496          58         3,242           97      8,451
Italy........................     3,929       1,366        486         163           449           14      6,407
Great Britain................       932         293        514          41           346          813      2,939
Switzerland(5)...............       884         252        110          --           867          772      2,885
Spain........................       806         187         57           1           177           --      1,228
Rest of Europe...............     2,930       1,128        775         320           367          626      6,146
NAFTA Region(6)..............       888       4,849      2,701         160           901        1,831     11,330
Asia-Pacific Region..........     1,304         288        213           6           158          492      2,461
South America, Africa and
  Rest of World..............       110          19        200           4            45           --        378
                                 ------      ------      -----       -----        ------        -----     ------
Subtotal of regions..........    18,454      12,080      7,371         753         9,263        4,731     52,652
                                 ------      ------      -----       -----        ------        -----     ------
Credit insurance.............        --          --         --       1,258           122           --      1,380
Travel insurance and
  assistance services........        --          --         --         110            --           --        110
Marine & aviation............        --          --         --          --           763        1,339      2,102
Subtotal of specific business
  (global)...................        --          --         --       1,368           885        1,339      3,592
                                 ------      ------      -----       -----        ------        -----     ------
  Allianz Group Total........    18,454      12,080      7,371       2,121        10,148        6,070     56,244
                                 ======      ======      =====       =====        ======        =====     ======

---------------

(1) By jurisdiction of individual Allianz Group subsidiary companies.

(2) Other Short Tail Lines are comprised of health, credit insurance, crop and hail.

(3) Other Medium Lines are comprised of personal accident, legal protection, marine hull, aviation hull, construction, packages, pools, multi-peril lines, assumed reinsurance and other business.

(4) Other Long Tail Lines are comprised of workers compensation, marine third party liability and aviation third party liability.

(5) For Germany, France and Switzerland Other Medium Tail class primarily contains assumed business.

(6) For the NAFTA Region Other Long Tail class primarily contains US workers compensation.

     The Allianz Group estimates that loss and LAE reserves consist of approximately 25% short-tail, 45% medium-tail and 30% long-tail business.

RECONCILIATION OF BEGINNING AND ENDING LOSS AND LAE RESERVES

     The following table reconciles the beginning and ending reserves of the Allianz Group, including the effect of reinsurance ceded, for the property-casualty insurance segment for each of the years in the three-year period ended December 31, 2003, on an IFRS basis.

                    RECONCILIATION OF LOSS AND LAE RESERVES

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                              2003      2002        2001
                                                             ------   ---------   ---------
                                                                    (E IN MILLIONS)
Balance as of January 1....................................  59,654    61,476      54,047
Less reinsurance recoverable...............................  14,588    16,156      12,571
                                                             ------    ------      ------
Net........................................................  45,066    45,320      41,476
                                                             ------    ------      ------
Plus incurred related to:
  Current year.............................................  25,712    27,130      27,295
  Prior years..............................................     279(1)     646(2)      76
                                                             ------    ------      ------
Total incurred.............................................  25,991    27,776      27,371
                                                             ======    ======      ======
Less paid related to:
  Current year.............................................  11,860    12,642      11,895
  Prior years..............................................  13,155    12,143      12,462
                                                             ------    ------      ------
Total paid.................................................  25,015    24,785      24,357
                                                             ------    ------      ------
Effect of foreign exchange.................................  (1,822)   (3,367)        407
Effect of (divestitures)/acquisitions......................     (25)      122         423
Net balance at end of year(3)..............................  44,195    45,066      45,320
Plus reinsurance recoverable...............................  12,049    14,588      16,156
                                                             ------    ------      ------
Balance as of December 31..................................  56,244    59,654      61,476
                                                             ======    ======      ======

---------------

(1) The E279 million of unfavorable development during 2003 is the result of a large number of individual developments by region and line of business discussed below.

(2) The E646 million of unfavorable development during 2002 is due primarily to increases in asbestos and environmental reserves in the United States.

(3) Reserves for loss and LAE of subsidiaries purchased (or sold) are included (or excluded) as of the date of acquisition (or disposition).

CHANGES IN LOSS AND LAE RESERVES DURING 2003

     As noted above, loss and LAE reserves of the Allianz Group included E279 million of incurred loss and LAE relating to prior years, representing 0.6% of net loss and LAE reserves at January 1, 2003. The following table breaks this amount down by region.

                  CHANGES IN LOSS AND LAE RESERVES DURING 2003

                                                NET RESERVES      NET DEVELOPMENT IN
                                             AS OF DECEMBER 31,    2003 RELATED TO
                                                    2002             PRIOR YEARS       IN %(1)
                                             ------------------   ------------------   -------
                                                             ( E IN MILLIONS )
Germany....................................         7,331                 (98)           (1.3)%
France.....................................         6,827                 429             6.3%
Italy......................................         5,750                 (69)           (1.2)%
Great Britain..............................         2,455                 (89)           (3.6)%
Switzerland................................         2,974                 (32)           (1.0)%
Spain......................................           962                 (51)           (5.3)%
Rest of Europe.............................         5,435                  78             1.4%
NAFTA Region...............................         9,388                 237             2.5%
Asia-Pacific Region........................         1,786                  44             2.5%
South America, Africa and Rest of World....           294                  11             3.7%
                                                   ------                ----           -----
Subtotal of regions........................        43,202                 460             1.1%
Credit insurance...........................           933                (256)          (27.4)%
Travel insurance and assistance services...           109                 (42)          (38.5)%
Marine & aviation..........................           822                 117            14.2%
                                                   ------                ----           -----
  Allianz Group Total......................        45,066                 279             0.6%
                                                   ======                ====           =====

---------------

(1) In percent of net reserves as of December 31, 2002.

     Within each region, these reserve developments represent the sum of amounts for individual companies and lines of business. Because of the multitude of these reviewed segments, it is not feasible, or meaningful to, provide detailed information on each segment (e.g., claim frequencies, severities, settlement rates). Discussed briefly below are the major highlights of the reserve developments during the past year as they are recognized at the operative entities. Most of these companies analyze loss and LAE reserves on a gross basis. Therefore, unless otherwise indicated, the discussion is based on gross loss and LAE reserves in the local currency of the company before consolidation and converted to Euro using mid-year exchange rates. Consequently, the following discussion is not meant to fully reconcile the individual amounts below to those in the above table based on net loss and LAE reserves and net developments during 2003.

GERMANY

     In Germany, net loss and LAE reserves developed favorably during 2003 by approximately E98 million, or 1.3% of reserves at the beginning of the year.

     At Sachgruppe Deutschland (SGD), the property and casualty insurance group of the Allianz Group in Germany, motor liability gross loss and LAE reserves developed favorably by E183 million due to continuing favorable developments in both claim frequency and severity. In addition, the business mix in personal accident has shifted since 1997 from products paying long-term claims as a lump-sum towards those making annuity payments. A refinement in the actuarial analysis of projected ultimate loss costs reflecting this change in business mix resulted in adverse development of E68 million during 2003 partially offsetting the favorable development of motor liability.

     Reserves for products liability coverages developed adversely by E65 million during 2003. As of the end of 2003, claims for pharmaceutical industry coverages are approximately E108 million, representing the maximum possible limit on exposed policies. In addition, claims from the 2002 floods and the storm "Jeanette" developed adversely by E65 million during 2003 as more information was received.

     During 2003, SGD assumed the management of a pool covering professional liability for auditors and trustees (WT-Pool). A thorough reserve review on this business led to a strengthening of reserves of E50 million.

     Also during 2003, Allianz AG, the Allianz Group reinsurance company, experienced E198 million of favorable reserve development. Of this amount, E77 million is attributable to exchange rate movements. An additional E39 million is due to favorable developments on two single large claims. The remainder is attributable to a larger number of smaller reserve changes made as a result of ongoing reserve reviews.

FRANCE

     In France, net loss and LAE reserves were strengthened by E429 million, or 6.3% of reserves during 2003. Due to a thorough reserve review, AGF IART, the principal Allianz Group company in France, increased reserves on motor third party liability by E110 million reflecting increased severities for bodily injury claims and on general liability by E60 million to address greater severities in reserves for medical malpractice claims. These increases were partially offset by reserve reductions in several classes, notably motor first party and pecuniary loss, totaling approximately E91 million. The Allianz Group company La Lilloise also increased motor third party liability reserves by E36 million during the year due to increased bodily injury severities.

     A main portion of reserves for claims involving regular annuity payments were allocated to accident years for the first time during 2003. These reserves are carried at discounted value. During 2003, the discount rate used on these reserves was changed from 3% (for annuities related to motor and individual health business) and 4% (for annuities related to credit contracts) to a uniform rate of 3% to reflect the changing economic environment. These changes, together with the expected effect of amortizing the reserve discount, led to adverse development on annuity claims of E130 million.

     French construction business experienced unfavorable development of E167 million during 2003. Of this amount, E73 million is attributable to a revised case reserve methodology, whereby outstanding case reserves have been reallocated by underwriting year rather than by accident year as in 2002. The remainder arises from movements of the loss and LAE reserve and unfavorable development of assumed business.

ITALY

     In Italy, the slight reduction in reserves by E69 million during 2003 is the result of several offsetting developments. Whereas RAS Group experienced unfavorable development of E95 million for motor third party liability and general liability, Lloyd Adriatico experienced favorable development of E73 million on these same two lines.

GREAT BRITAIN

     In Great Britain, net loss and LAE reserves developed favorably during 2003 by E89 million or 3.6% of reserves at the beginning of the year. At Allianz Cornhill, reserves for accident year 2002 developed favorably by E181 million (L125 million), primarily from motor business, and property and pecuniary loss, where a significant portion of the IBNR provision, in retrospect, proved to be excessive. Offsetting this reduction was a E56 million (L39 million) strengthening of bulk reserves for U.S. asbestos, pollution and health hazard claims on marine and aviation business.

SWITZERLAND

     In Switzerland Allianz Suisse Versicherungs-Gesellschaft introduced an improved methodology to calculate discounted annuity reserves for workers' compensation claims resulting in a favorable reserve development of E16 million (CHF25 million).

     Loss and LAE reserves of Allianz Risk Transfer, the alternative risk transfer carrier of the Allianz Group, decreased by E85 million primarily due to the partial commutation of a major contract.

SPAIN

     Net Loss and LAE reserves developed favorably by E51 million. An acceleration in the claim settlement rate allowed for a reduction of loss reserves and an additional release of LAE reserves.

REST OF EUROPE

     Loss and LAE reserves in other European Allianz Group companies developed unfavorably by E120 million in total. This figure represents the net result of unfavorable as well as favorable developments for individual companies.

     Allianz Ireland p.l.c. experienced favorable development of E66 million. In Ireland, the introduction of motor penalty points in October 2002 reduced claim frequencies in motor by roughly 10%. Furthermore, case and IBNR reserves have been reduced to reflect a trend towards lower court award payments. Following these trends, motor reserves developed favorably by E34 million in personal and by E16 million in commercial lines. Further favorable developments of E14 million in Fire/Property of Allianz Ireland p.l.c. and E17 million in employers' liability have been partially offset by adverse development in public liability by E15 million.

     Adverse development of E157 million arose in Luxemburg due to the reclassification of unearned premium reserves to loss reserves in the context of closing down the reinsurance entity AGF Re.

NAFTA REGION

     For the entire NAFTA region, Allianz Group net loss and LAE reserves developed adversely during 2003 by E237 million, or 2.5% of the reserves at the beginning of the year. The largest Allianz Group companies in this region are Fireman's Fund Insurance Company (Fireman's Fund), Allianz Global Risk Insurance Company (AGR U.S.) and Allianz Insurance Company of Canada (Allianz Canada).

     At Fireman's Fund, prior period (accident year 2002 and prior) net loss and LAE reserve estimates increased by E278 million ($314 million). This is driven primarily by E199 million in one large surety account and one large arbitration loss relating to a 1995 fire claim of E36 million. Absent these two single claims, prior period net loss and LAE reserve estimates increased by only E42 million ($48 million) in 2003, or less than 1% of carried reserves at January 1, 2003.

     The $48 million residual adverse development at Fireman's Fund was made up of several partially offsetting components:

     - Prior period net loss and LAE reserves decreased for Commercial Business ($101 million), Personal Insurance ($39 million), and Marine ($3 million), primarily driven by improvement in accident year 2002 experience. Significant price increases and improvement in risk quality through selective underwriting have driven greater improvement in accident year 2002 results than had been recognized as of December 31, 2002.

     - Estimated net reserves increased for other surety accounts ($68 million), other business in run-off ($66 million, primarily National Accounts and Diversified Risk), with smaller increases for Interstate ($7 million), Agribusiness ($12 million), structured settlements, involuntary pools, and other miscellaneous corporate accounts ($19 million), and unallocated loss expenses ($19 million).

     AGR U.S., formerly Allianz Insurance Company, experienced a gross loss and LAE reserve decrease of E23 million ($26 million) on its discontinued liability business, offset by an increase of E21 million

($24 million) in Workers' Compensation. In addition, Property claims developed favorably by E87 million ($98 million).

ASIA-PACIFIC

     Net loss and LAE reserves for the Asia-Pacific region developed adversely during 2003 by approximately E44 million or 2.5% of reserves at the beginning of the year. The largest Allianz Group property-casualty insurer in the region is Allianz Australia, representing approximately 99% of the region's total reserves.

     In Australia, the fire portfolio experienced a reserve release of E40 million (A$69 million) during 2003. This portfolio is significantly reinsured. In setting reserves for 2002, the gross estimate was set at a level which, in retrospect, proved to be excessive. This effect does not affect the ceded reserves which have developed unfavorably by E41 million (A$71 million) in total.

     In addition, for compulsory third party business in New South Wales and Queensland, reserves developed favorably by E63 million (A$106 million). This statutory coverage was subject to several legislative changes in 1995, 1999 and 2002. The experience to date has been favorable and has been slowly recognized in the valuation basis. The number of large claims has also been lower than expected. If the experience continues, further releases are likely. The run-off workers compensation portfolio in Australia had an increase in estimates of E28 million (A$48 million). This increase relates to accident years prior to 1987 and comes (roughly equally) from increased assumptions for inflation, future mesothelioma claims and future non-mesothelioma asbestos related claims. In addition, the motor vehicle (non-third party liability) portfolio had a release of E20 million (A$34 million). Computer conversions were carried out during 2002 and in late 2002 there was a dramatic fall in case reserves due to the conversion. However, due to pending full review of data, this effect was not recognized in setting reserves for December 31, 2002. During 2003, and after further review, it became apparent that the decline in case reserves was appropriate and the reserves were released during 2003.

CREDIT INSURANCE

     Credit insurance is underwritten primarily in France, Germany, Italy and the United Kingdom. During 2002, claim frequencies increased in all markets as well as the incidence of large losses. In 2003, claims emergence was less than expected, leading to favorable development for underwriting year 2002.

CHANGES IN HISTORICAL LOSS AND LAE RESERVES

     The following table illustrates the development of the Allianz Group's loss and LAE reserves, on an IFRS basis and gross of reinsurance, over the past seven years. Since the Allianz Group adopted IFRS in 1997, historical loss development data is available on an IFRS basis of accounting for the seven years 1997 to 2003 only.

     Each column of this table shows reserves as of a single balance sheet date, with subsequent development of these reserves. The top row of each column shows gross reserves as initially established at the end of each stated year. The next section, reading down, shows the cumulative amounts paid as of the end of the successive years with respect to the reserve initially established. The next section shows the retroactive re-estimation of the initially established gross reserves for loss and LAE as of the end of each successive year. This re-estimation results primarily from additional facts and circumstances that pertain to open claims.

     The bottom section compares the latest re-estimated gross reserves for loss and LAE to the gross reserves as initially established and indicates the cumulative development of the initially established gross reserves through December 31, 2003. For instance, the surplus (deficiency) shown in the table for each year represents the aggregate amount by which the original estimates of reserves at that year-end have changed in subsequent years. Accordingly, the cumulative surplus (deficiency) for a year-end relates only to reserves at that year-end and such amounts are not additive. Caution should be exercised in evaluating the information shown on this table, as each amount includes the effects of all changes in amounts for prior periods. For example, the portion of the development shown for year-end 1999 reserves that relates to 1997 losses is included in the cumulative surplus (deficiency) of the 1997 through 1999 columns.

     This table below presents calendar year data, not accident year data. Conditions and trends that have affected development of liability in the past may or may not necessarily occur in the future, and accordingly, conclusions about future results may not be derived from information presented in this table.

             CHANGES IN HISTORICAL RESERVES FOR UNPAID LOSS AND LAE
                      PROPERTY-CASUALTY INSURANCE SEGMENT
                              GROSS OF REINSURANCE

                                                                   DECEMBER 31, (1)
                                             ------------------------------------------------------------
                                              1997     1998     1999     2000     2001     2002     2003
                                             ------   ------   ------   ------   ------   ------   ------
                                                            (E IN MILLIONS, EXCEPT % DATA)
Gross liability for unpaid claims and
  claims expenses..........................  34,323   45,560   51,272   54,047   61,476   59,654   56,244
Paid (cumulative) as of:
  One year later...........................   8,573   12,996   15,949   16,639   17,384   16,019
  Two years later..........................  13,329   20,967   24,132   24,451   25,889
  Three years later........................  16,778   24,588   29,123   29,265
  Four years later.........................  19,562   27,829   32,423
  Five years later.........................  21,539   30,217
  Six years later..........................  22,902
Liability re-estimated as of:
  One year later...........................  32,200   46,768   52,663   55,357   60,195   56,092
  Two years later..........................  33,104   46,975   53,589   55,289   57,995
  Three years later........................  32,766   47,346   53,101   53,181
  Four years later.........................  33,455   46,687   51,281
  Five years later.........................  33,426   45,307
  Six years later..........................  32,052
Cumulative surplus (deficiency)............   2,271      253       (9)     866    3,481    3,562
Cumulative surplus (deficiency) excluding
  impact of foreign exchange...............   2,197    1,822     (769)  (1,675)  (1,721)     656
  Percent..................................     6.4%     4.0%    (1.5)%   (3.1)%   (2.8)%    1.1%

---------------

(1) Reserves for loss and LAE of subsidiaries purchased (or sold) are included (or excluded) as of the date of the acquisition (or disposition).

     The overall decrease in loss and LAE reserves between December 31, 2002 and 2003 is attributable primarily to the strengthening of the Euro relative to the U.S. dollar, the British pound sterling and the Swiss franc during 2003. Reserves in these three currencies decreased by E2.8 billion during 2003 due to a stronger Euro and a reduction of reserves in U.S. dollar attributable to the exit from some businesses segments, including surety at Fireman's Fund and general liability at AGR U.S. Reserve developments during 2003 are described in greater detail in the preceding section "-- Changes in Loss and LAE Reserves."

     The significant increase in the gross reserves for 2001 over 2000 is driven by gross incurred losses and loss adjustment expenses related to the terrorist attack of September 11, 2001. On a consolidated Allianz Group basis, the terrorist attack of September 11, 2001 resulted in net claims costs of approximately E1,500 million. Estimated losses are based on a policy-by-policy analysis as well as a variety of actuarial techniques, coverage interpretations and claim estimation methodologies, and include an estimate of incurred but not reported, as well as estimated costs related to the settlement of claims. These loss estimates are subject to considerable uncertainty.

     Because the terrorist attack of September 11, 2001 was a single coordinated event, it is the belief of Allianz Group management that the losses at the World Trade Center constitute one occurrence. An Allianz

Group company is currently a defendant in a lawsuit brought by an insured alleging that the attack constituted multiple occurrences. Based on the policy wording, the Allianz Group believes it is clear that the attack constitutes one occurrence and intends to defend this matter vigorously.

     The significant increase in reserves for 1999 over 1998 is attributable to the acquisition of Allianz Australia and to exchange rate effects. As of December 31, 1999, gross reserves increased by E1.2 billion as a result of the completion of this acquisition and by E2.0 billion as a result of the strengthening of the U.S. dollar and the pound sterling against the Euro.

     The increase in reserves for 1998 over 1997 is the result of the acquisition of AGF, which increased loss and LAE reserves at December 31, 1998 by E10,658 million on a gross basis.

DISCOUNTING OF LOSS AND LAE RESERVES

     As of December 31, 2003, 2002 and 2001, the Allianz Group consolidated property-casualty reserves reflected discounts of E1,204 million, E1,561 million and E1,580 million, respectively.

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

     The following table shows, by country, the carrying amounts of reserves for claims and claim adjustment expenses that have been discounted, and the interest rates used for discounting for the years ended December 31:

                                 DISCOUNTED     AMOUNT OF THE
                                 RESERVES IN     DISCOUNT IN    INTEREST RATE USED FOR DISCOUNTING
                                -------------   -------------   -----------------------------------
                                2003    2002    2003    2002          2003               2002
                                -----   -----   -----   -----   ----------------   ----------------
                                       (E IN MILLIONS)
France........................  1,466   1,410     346     451        3.00%         3.00% to 4.00%
Switzerland...................    396     485     242     412        3.25%              4.00%
Germany.......................    366     322     256     223   3.25% to 4.00%     3.25% to 4.00%
United States.................    207     260     257     316        6.55%              6.55%
Belgium.......................     85      80      20      18        4.75%              4.75%
Hungary.......................     60      59      19      18        1.40%              1.40%
Portugal......................     58      91      51      91        4.50%         4.00% to 5.25%
                                -----   -----   -----   -----
  Total.......................  2,638   2,707   1,191   1,529
                                =====   =====   =====   =====

ASBESTOS AND ENVIRONMENTAL RESERVES IN THE UNITED STATES

     In 2002, Fireman's Fund completed an analysis of its asbestos and environmental (A&E) liabilities, resulting in an increase to these reserves of $750 million (net and gross) in September 2002. Also during 2002, Fireman's Fund ceded the majority of its A&E loss reserves to Allianz AG. During 2003, there were no significant developments to these A&E reserves.

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

     In response to the uncertainty associated with A&E claims, Fireman's Fund created an environmental claims unit focused on A&E claims evaluation and remediation for the Allianz Group's U.S. property-casualty insurance subsidiaries. The staff of this unit, consisting of a total of approximately 50 employees, determines appropriate coverage issues according to the terms of the policies and contracts involved and, on the basis of its experience and expertise, makes judgments as to the ultimate loss potential related to each claim submitted for payment under the various policies and contracts. Judgments of potential losses are also made from precautionary reports submitted by insured companies for claims which have the possibility of involving policy coverage. Factors considered in determining the reserve are: whether the claim relates to asbestos or hazardous waste; whether the claim is for bodily injury or property damage; the limits of liability and attachment points; policy provisions for expenses (which are a significant portion of the estimated ultimate cost of these claims); type of insured; and any provision for reinsurance recoverables. In addition, Fireman's Fund actively pursues commutations and reinsurance cessions to reduce its A&E exposures.

     The industry-wide loss trends for some of these exposures, especially for asbestos-related losses, have deteriorated over the past several years. Some of the reasons for this deterioration include: insureds who either produced or installed products containing asbestos have seen more and larger claims brought against them, some of these companies have declared bankruptcy, which has caused plaintiffs' attorneys to seek larger amounts from solvent defendants and to also include new defendants; some defendants are also seeking relief under different coverage provisions when the product liability portion of their coverage has been exhausted. These developments led the Allianz Group to engage outside actuarial consulting firms to update a previous study conducted in 1995 to analyze the adequacy of the Allianz Group's reserves for these types of losses. In 1995, Fireman's Fund had increased its net and gross reserves for A&E by $800 million and in 2000 an additional $250 million was reallocated to A&E.

     These A&E reserve analyses were completed during 2002, ultimately resulting in an additional $750 million of reserves attributed entirely to asbestos-related exposures. The analyses included a review of the ultimate gross asbestos loss and allocated loss expense reserves for accident years 1987 and prior. The methodology involved exposure-based modeling of policies with the greatest asbestos exposure, supplemented by aggregate methods for the remaining insureds.

     The range of reasonable potential outcomes for A&E liabilities provided in these analyses was particularly large, and given the inherent uncertainty in estimating A&E liabilities, significant adverse (or favorable) deviation from the current carried A&E reserve position is possible. The range of net loss and allocated loss expense reserve estimates resulting from the A&E study (based on data evaluated as of December 31, 2001) -- taking into account internal and external actuarial analyses, together with management's estimates concerning such factors as the impact of claims handling efforts, commutations, aggressive reinsurance collection, potential conservatism in the estimates and the recognition that not all outcomes would likely be favorable or unfavorable at the same time (resulting in a compression of the range) -- was $1,196 million to $1,965 million, with a midpoint of $1,580 million. Such range compared to the Allianz Group carried A&E reserves of $816 million at December 31, 2001, resulting in a deficiency of $380 million to $1,149 million. As a result, the Allianz Group increased gross and net A&E reserves by $750 million in 2002 in order to bring carried A&E reserves at December 31, 2002 to the midpoint of such range.

     The table below shows Fireman's Fund case count activity for A&E in 2001 to 2003:

                                                  YEAR TO DATE CASE COUNTS
                                                        DECEMBER 31,         PERCENT CHANGE
                                                  ------------------------   ---------------
                                                   2003     2002     2001     2003     2002
                                                  ------   ------   ------   ------   ------
New.............................................    428      495      486    (13.5)%    1.9%
Reopened........................................    244      241      175      1.2%    37.7%
Closed..........................................    660      902    1,906    (26.8)%  (52.7)%
Pending.........................................  1,718    1,741    1,903     (1.3)%   (8.5)%

     On September 30, 2002, Fireman's Fund entered into a reinsurance contract whereby it ceded all net carried A&E reserves to Allianz AG, with Allianz AG providing reinsurance cover up to a maximum of $2,158 million. Total A&E reserves ceded under this treaty were $1,276 million for consideration in the amount of $1,276 million. The following table summarizes the gross and net U.S. claim reserves for A&E claims at December 31 for the years indicated.

                                                                 AS PERCENTAGE OF     AS PERCENTAGE OF
                                                                  U.S. PROPERTY-    THE ALLIANZ GROUP'S
YEAR-END                                  A&E NET    A&E GROSS    CASUALTY GROSS     PROPERTY-CASUALTY
DECEMBER 31,                              RESERVES   RESERVES        RESERVES          GROSS RESERVES
------------                              --------   ---------   ----------------   --------------------
                                            (E IN MILLIONS)
1999....................................     883       1,509           12.6%                2.9%
2000....................................   1,072       1,778           14.0%                3.3%
2001....................................     979       1,649           10.1%                2.7%
2002....................................   1,250       1,704           11.8%                2.9%
2003....................................     906       1,263           11.9%                2.2%

     The table below shows total A&E loss activity for the past five years for Fireman's Fund and AGR U.S. These numbers are shown gross of reinsurance and on a statutory basis.

                         A&E GROSS LOSS AND LAE HISTORY

                                                                YEAR ENDED DECEMBER 31,
                                                         -------------------------------------
ASBESTOS:                                                1999    2000    2001    2002    2003
---------                                                -----   -----   -----   -----   -----
                                                                    ($ IN MILLIONS)
Loss + LAE Reserves as of January 1....................    957     727     679     596   1,147
Plus Incurred Loss and LAE.............................    (54)    126      23     688     101
Less Loss and LAE Payments.............................    175     174     106     137     151
  Payments for Loss....................................    149     142      79     102     106
  Payments for LAE.....................................     26      32      27      35      45
Loss + LAE Reserves as of December 31..................    727     679     596   1,147   1,097

                                                                YEAR ENDED DECEMBER 31,
                                                         -------------------------------------
ENVIRONMENTAL:                                           1999    2000    2001    2002    2003
--------------                                           -----   -----   -----   -----   -----
                                                                    ($ IN MILLIONS)
Loss + LAE Reserves as of January 1....................  1,205     788     975     863     630
Plus Incurred Loss and LAE.............................    (34)    318     (37)     73     (89)
Less Loss and LAE Payments.............................    383     131      75     306      58
  Payments for Loss....................................    349      75      38     259      31
  Payments for LAE.....................................     34      55      37      47      28
Loss + LAE Reserves as of December 31..................    788     975     863     630     482

                                                                YEAR ENDED DECEMBER 31,
                                                         -------------------------------------
TOTAL ASBESTOS AND ENVIRONMENTAL:                        1999    2000    2001    2002    2003
---------------------------------                        -----   -----   -----   -----   -----
                                                                    ($ IN MILLIONS)
Loss + LAE Reserves as of January 1....................  2,162   1,515   1,654   1,459   1,776
Plus Incurred Loss and LAE.............................    (88)    444     (13)    760      12
Less Loss and LAE Payments.............................    558     305     182     443     209
  Payments for Loss....................................    498     217     117     361     137
  Payments for LAE.....................................     60      87      65      83      72
Loss + LAE Reserves as of December 31..................  1,515   1,654   1,459   1,776   1,579

      SELECTED STATISTICAL INFORMATION RELATING TO OUR BANKING OPERATIONS

     For the purposes of presenting the following information, our banking operations include Dresdner Bank AG and its subsidiaries (Dresdner Bank), including its asset management operations, and certain other banking subsidiaries of the Allianz Group. This presentation differs from the presentation in the remainder of "Information on the Company and Operating and Financial Review and Prospects", where the asset management operations of Dresdner Bank are included in our asset management segment and excluded from our banking segment. The following information has been derived from the financial records of our banking operations and has been prepared in accordance with IFRS; it does not reflect adjustments necessary to convert such information to U.S. GAAP. Although the financial statements of Dresdner Bank were consolidated into the financial statements of Allianz AG on the date of our acquisition of Dresdner Bank on July 23, 2001, the information presented below includes the banking operations of Dresdner Bank for all periods in order to provide the reader with comparable information about our banking operations. Additionally, the assets and liabilities of Dresdner Bank do not reflect the purchase accounting adjustments applied with respect to Dresdner Bank's assets and liabilities at July 23, 2001. Additional limitations concerning certain of the average balance sheet data of Dresdner Bank for the periods ending before January 1, 2002 discussed in this section are noted below under "-- Average Balance Sheet and Interest Rate Data."

     In applying our accounting policies to the financial statements of Dresdner Bank during periods prior to July 23, 2001, certificated commercial loans common to the German market, or Schuldscheindarlehen, have been reclassified from Loans and advances to banks and Loans and advances to customers to Investment securities available for sale in order to conform to our accounting policies. At December 31, 2003, 2002, 2001, 2000 and 1999, the book value of
Schuldscheindarlehen was approximately E1.9 billion, E1.4 billion, E44.0 billion, E46.6 billion and E48.6 billion, respectively. Because there were no loan loss allowances recorded on such Schuldscheindarlehen, such reclassification had no impact on the gross amount of the loss allowances described below under "-- Summary of Loan Loss Experience." However, such reclassification did adversely affect the ratio of total allowances for loan losses to total loans. On August 1, 2002, we also merged our mortgage banking subsidiary, Deutsche Hyp, which was a part of our Other division, with the mortgage banking subsidiaries of Commerzbank and Deutsche Bank into a single entity, Eurohypo. The assets and liabilities of the former Deutsche Hyp were accordingly deconsolidated as of August 1, 2002.

AVERAGE BALANCE SHEET AND INTEREST RATE DATA

     The following table sets forth the average balances of assets and liabilities and related interest earned from interest-earning assets and interest expensed on interest-bearing liabilities, as well as the resulting average interest yields and rates for the years ended December 31, 2003, 2002 and 2001. For the years ended December 31, 2003 and 2002, the average balance sheet and interest rate data is based on consolidated monthly average balances using month-end balances prepared in accordance with IFRS. For the year ended December 31, 2001, Dresdner Bank did not prepare consolidated balance sheet and interest rate data on a monthly basis. The average balance sheet and interest rate data shown below for the year ended December 31, 2001 was derived using unconsolidated monthly balances of Dresdner Bank AG and its non-German branch operations and significant subsidiaries, together with quarterly consolidated balances of

Dresdner Bank prepared in accordance with IFRS. Such unconsolidated monthly balances reflected approximately 90% of Dresdner Bank's consolidated assets and liabilities, were not available for all months in the periods shown, and were not in all cases prepared fully in accordance with IFRS. Dresdner Bank has reconciled such monthly balances to the consolidated quarterly balances that were not subject to these limitations, and the data shown below reflects adjustments to give effect to differences identified in such a reconciliation process. We believe that the average balances provide a fair representation of the activities of our banking operations.

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

     The allocation between German and non-German components is based on the location of the office that recorded the transaction. Categories of loans and advances include loans placed on nonaccrual status. For a description of our accounting policies on nonaccrual loans see "-- Risk Elements -- Nonaccrual Loans" and "-- Critical Accounting Policies and Estimates."

     Our banking operations do not have a significant balance of tax-exempt investments. Accordingly, interest income on such investments has been included as taxable interest income for purposes of calculating the change in taxable net interest income.

                                                                 YEAR ENDED DECEMBER 31,
                             ------------------------------------------------------------------------------------------------
                                          2003                             2002                             2001
                             ------------------------------   ------------------------------   ------------------------------
                                       INTEREST    AVERAGE              INTEREST    AVERAGE              INTEREST    AVERAGE
                             AVERAGE   INCOME/     YIELD/     AVERAGE   INCOME/     YIELD/     AVERAGE   INCOME/     YIELD/
                             BALANCE   EXPENSE    RATE IN %   BALANCE   EXPENSE    RATE IN %   BALANCE   EXPENSE    RATE IN %
                             -------   --------   ---------   -------   --------   ---------   -------   --------   ---------
                                                              (E IN MILLIONS, EXCEPT % DATA)
ASSETS
Trading securities
In German offices..........   84,197     1,724       2.0%      57,523     1,681       2.9%      56,220     2,075       3.7%
In non-German offices......   28,056       767       2.7%      30,155     1,137       3.8%      30,020     1,484       4.9%
                             -------    ------                -------    ------                -------    ------
Total......................  112,253     2,491       2.2%      87,678     2,818       3.2%      86,240     3,559       4.1%
                             -------    ------                -------    ------                -------    ------
Loans and advances to banks
In German offices..........   18,509       464       2.5%      15,708       454       2.9%      22,028       744       3.4%
In non-German offices......    6,883       311       4.5%       9,966       343       3.4%      18,009       776       4.3%
                             -------    ------                -------    ------                -------    ------
Total......................   25,392       775       3.1%      25,674       797       3.1%      40,037     1,520       3.8%
                             -------    ------                -------    ------                -------    ------
Loans and advances to
customers
In German offices..........   90,720     4,452       4.9%     112,709     5,490       4.9%     131,346     8,339       6.3%
In non-German offices......   39,246     2,137       5.4%      45,760     2,413       5.3%      56,144     3,741       6.7%
                             -------    ------                -------    ------                -------    ------
Total......................  129,966     6,589       5.1%     158,469     7,903       5.0%     187,490    12,080       6.4%
                             -------    ------                -------    ------                -------    ------
Securities purchased under
resale agreements
In German offices..........   91,306     2,602       2.8%      56,213     2,109       3.8%      46,890     2,267       4.8%
In non-German offices......   27,492       851       3.1%      38,059       794       2.1%      41,254     1,545       3.7%
                             -------    ------                -------    ------                -------    ------
Total......................  118,798     3,453       2.9%      94,272     2,903       3.1%      88,144     3,812       4.3%
                             -------    ------                -------    ------                -------    ------
Investment securities(1)
In German offices..........    7,563       306       4.0%      35,017     1,584       4.5%      59,346     2,929       4.9%
In non-German offices......    9,179       319       3.5%       9,893       401       4.1%      10,577       469       4.4%
                             -------    ------                -------    ------                -------    ------
Total......................   16,742       625       3.7%      44,910     1,985       4.4%      69,923     3,398       4.9%
                             -------    ------                -------    ------                -------    ------
Total interest-earning
  assets...................  403,151    13,933       3.5%     411,003    16,406       4.0%     471,834    24,369       5.2%
                             -------    ------                -------    ------                -------    ------
Non-interest-earning assets
In German offices..........   38,581                           49,686                           49,006
In non-German offices......   30,868                           29,206                           22,101
                             -------                          -------                          -------
Total non-interest-earning
Assets.....................   69,449                           78,892                           71,107
                             -------                          -------                          -------
Total assets...............  472,600                          489,895                          542,941
                             =======                          =======                          =======
Percent of assets
  attributable to
Non-German offices.........     30.0%                            33.3%                            32.8%

                                                                 YEAR ENDED DECEMBER 31,
                             ------------------------------------------------------------------------------------------------
                                          2003                             2002                             2001
                             ------------------------------   ------------------------------   ------------------------------
                                       INTEREST    AVERAGE              INTEREST    AVERAGE              INTEREST    AVERAGE
                             AVERAGE   INCOME/     YIELD/     AVERAGE   INCOME/     YIELD/     AVERAGE   INCOME/     YIELD/
                             BALANCE   EXPENSE    RATE IN %   BALANCE   EXPENSE    RATE IN %   BALANCE   EXPENSE    RATE IN %
                             -------   --------   ---------   -------   --------   ---------   -------   --------   ---------
                                                              (E IN MILLIONS, EXCEPT % DATA)
LIABILITIES AND
SHAREHOLDERS' EQUITY
Liabilities to banks(2)
In German offices..........   86,172     2,000       2.3%      58,881     1,978       3.4%      71,681     2,765       3.9%
In non-German offices......   13,784       754       5.5%      23,284     1,081       4.6%      30,217     2,301       7.6%
                             -------    ------                -------    ------                -------    ------
Total......................   99,956     2,754       2.8%      82,165     3,059       3.7%     101,898     5,066       5.0%
                             -------    ------                -------    ------                -------    ------
Liabilities to customers(2)
In German offices..........   57,486     1,740       3.0%      71,296     1,906       2.7%      99,113     2,713       2.7%
In non-German offices......   37,211       910       2.4%      36,977     1,126       3.0%      46,628     1,653       3.5%
                             -------    ------                -------    ------                -------    ------
Total......................   94,697     2,650       2.8%     108,273     3,032       2.8%     145,741     4,366       3.0%
                             -------    ------                -------    ------                -------    ------
Securities sold under
repurchase agreements
In German offices..........   58,997     1,719       2.9%      40,328     1,544       3.8%      39,327     1,958       5.0%
In non-German offices......   17,568       638       3.6%      26,840       588       2.2%      37,548     1,315       3.5%
                             -------    ------                -------    ------                -------    ------
Total......................   76,565     2,357       3.1%      67,168     2,132       3.2%      76,875     3,273       4.3%
                             -------    ------                -------    ------                -------    ------
Subordinated liabilities
In German offices..........    3,757       173       4.6%       4,541       206       4.5%       4,439       189       4.3%
In non-German offices......    3,836       194       5.1%       4,661       361       7.7%       4,793       458       9.6%
                             -------    ------                -------    ------                -------    ------
Total......................    7,593       367       4.8%       9,202       567       6.2%       9,232       647       7.0%
                             -------    ------                -------    ------                -------    ------
Certificated liabilities(2)
In German offices..........   13,745       537       3.9%      42,166     2,507       5.9%      71,266     4,628       6.5%
In non-German offices......   40,093     1,365       3.4%      56,854     2,108       3.7%      44,657     2,440       5.5%
                             -------    ------                -------    ------                -------    ------
Total......................   53,838     1,902       3.5%      99,020     4,615       4.7%     115,923     7,068       6.1%
                             -------    ------                -------    ------                -------    ------
Profit participation
certificates outstanding
In German offices..........    1,515       111       7.3%       1,771       133       7.5%       2,052        76       3.7%
Total......................    1,515       111       7.3%       1,771       133       7.5%       2,052        76       3.7%
                             -------    ------                -------    ------                -------    ------
Total interest-bearing
Liabilities................  334,164    10,141       3.0%     367,599    13,538       3.7%     451,721    20,496       4.5%
                             -------    ------                -------    ------                -------    ------
Non-interest-bearing
  liabilities
In German offices..........   89,562                           64,014                           34,196
In non-German offices......   36,447                           39,288                           34,576
Total non-interest-bearing
Liabilities................  126,009                          103,302                           68,772
                             -------                          -------                          -------
Shareholders' equity.......   12,427                           18,994                           22,448
                             -------                          -------                          -------
Total liabilities and
shareholders' equity.......  472,600                          489,895                          542,941
                             =======                          =======                          =======
Percent of liabilities
attributable to non-German
offices....................     32.4%                            39.9%                            38.1%

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

NET INTEREST MARGIN

     The following table sets forth the average total interest-earning assets, net interest earned and the net interest margin of our banking operations.

                                                             YEAR ENDED DECEMBER 31,
                                                          ------------------------------
                                                            2003       2002       2001
                                                          --------   --------   --------
                                                          (E IN MILLIONS, EXCEPT % DATA)
Average total interest-earning assets...................  403,151    411,003    471,834
Net interest earned(1)..................................    3,792      2,868      3,873
Net interest margin in %(2).............................     0.94%      0.70%      0.82%

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

                                                           YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------------
                                            2003 OVER 2002                         2002 OVER 2001
                                 ------------------------------------   ------------------------------------
                                          INCREASE/(DECREASE) DUE TO             INCREASE/(DECREASE) DUE TO
                                                  CHANGE IN:                             CHANGE IN:
                                          ---------------------------            ---------------------------
                                           AVERAGE                                AVERAGE
                                 TOTAL    INTEREST                      TOTAL    INTEREST
                                 CHANGE     RATE      AVERAGE VOLUME    CHANGE     RATE      AVERAGE VOLUME
                                 ------   ---------   ---------------   ------   ---------   ---------------
                                                               (E IN MILLIONS)
INTEREST INCOME
Trading securities
  In German offices............     43       (595)           638         (394)      (441)            47
  In non-German offices........   (370)      (295)           (75)        (347)      (354)             7
                                 ------    ------         ------        ------    ------         ------
  Total........................   (327)      (890)           563         (741)      (795)            54
                                 ------    ------         ------        ------    ------         ------
Loans and advances to banks
  In German offices............     10        (65)            75         (290)       (97)          (193)
  In non-German offices........    (32)        91           (123)        (433)      (135)          (298)
                                 ------    ------         ------        ------    ------         ------
  Total........................    (22)        26            (48)        (723)      (232)          (491)
                                 ------    ------         ------        ------    ------         ------
Loans and advances to customers
  In German offices............  (1,038)       41         (1,079)       (2,849)   (1,770)        (1,079)
  In non-German offices........   (276)        77           (353)       (1,328)     (704)          (624)
                                 ------    ------         ------        ------    ------         ------
  Total........................  (1,314)      118         (1,432)       (4,177)   (2,474)        (1,703)
                                 ------    ------         ------        ------    ------         ------
Securities purchased under
  resale agreements
  In German offices............    493       (595)         1,088         (158)      (561)           403
  In non-German offices........     57        316           (259)        (751)      (639)          (112)
                                 ------    ------         ------        ------    ------         ------
  Total........................    550       (279)           829         (909)    (1,200)           291
                                 ------    ------         ------        ------    ------         ------
Investment securities
  In German offices............  (1,278)     (152)        (1,126)       (1,345)     (227)        (1,118)
  In non-German offices........    (82)       (54)           (28)         (68)       (39)           (29)
                                 ------    ------         ------        ------    ------         ------
  Total........................  (1,360)     (206)        (1,154)       (1,413)     (266)        (1,147)
                                 ------    ------         ------        ------    ------         ------
Total interest income..........  (2,473)   (1,231)        (1,242)       (7,963)   (4,967)        (2,996)
                                 ------    ------         ------        ------    ------         ------

                                                           YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------------
                                            2003 OVER 2002                         2002 OVER 2001
                                 ------------------------------------   ------------------------------------
                                          INCREASE/(DECREASE) DUE TO             INCREASE/(DECREASE) DUE TO
                                                  CHANGE IN:                             CHANGE IN:
                                          ---------------------------            ---------------------------
                                           AVERAGE                                AVERAGE
                                 TOTAL    INTEREST                      TOTAL    INTEREST
                                 CHANGE     RATE      AVERAGE VOLUME    CHANGE     RATE      AVERAGE VOLUME
                                 ------   ---------   ---------------   ------   ---------   ---------------
                                                               (E IN MILLIONS)
INTEREST EXPENSE
Liabilities to banks
  In German offices............     22       (725)           747         (787)      (331)          (456)
  In non-German offices........   (327)       169           (496)       (1,220)     (768)          (452)
                                 ------    ------         ------        ------    ------         ------
  Total........................   (305)      (556)           251        (2,007)   (1,099)          (908)
                                 ------    ------         ------        ------    ------         ------
Liabilities to customers
  In German offices............   (166)       232           (398)        (807)       (62)          (745)
  In non-German offices........   (216)      (223)             7         (527)      (213)          (314)
                                 ------    ------         ------        ------    ------         ------
  Total........................   (382)         9           (391)       (1,334)     (275)        (1,059)
                                 ------    ------         ------        ------    ------         ------
Securities sold under
  repurchase agreements
  In German offices............    175       (427)           602         (414)      (463)            49
  In non-German offices........     50        300           (250)        (727)      (413)          (314)
                                 ------    ------         ------        ------    ------         ------
  Total........................    225       (127)           352        (1,141)     (876)          (265)
                                 ------    ------         ------        ------    ------         ------
Subordinated liabilities
  In German offices............    (33)         2            (35)          17         13              4
  In non-German offices........   (167)      (111)           (56)         (97)       (85)           (12)
                                 ------    ------         ------        ------    ------         ------
  Total........................   (200)      (109)           (91)         (80)       (72)            (8)
                                 ------    ------         ------        ------    ------         ------
Certificated liabilities
  In German offices............  (1,970)     (665)        (1,305)       (2,121)     (363)        (1,758)
  In non-German offices........   (743)      (161)          (582)        (332)      (900)           568
                                 ------    ------         ------        ------    ------         ------
  Total........................  (2,713)     (826)        (1,887)       (2,453)   (1,263)        (1,190)
                                 ------    ------         ------        ------    ------         ------
Profit participation
  certificates outstanding
  In German offices............    (22)        (3)           (19)          57         69            (12)
  Total........................    (22)        (3)           (19)          57         69            (12)
                                 ------    ------         ------        ------    ------         ------
TOTAL INTEREST EXPENSE.........  (3,397)   (1,612)        (1,785)       (6,958)   (3,516)        (3,442)
                                 ------    ------         ------        ------    ------         ------
CHANGE IN TAXABLE NET INTEREST
  INCOME.......................    924        381            543        (1,005)   (1,451)           446
                                 ======    ======         ======        ======    ======         ======

RETURN ON EQUITY AND ASSETS

     The following table sets forth the net income, average shareholders' equity and selected financial information and ratios of our banking operations.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2003       2002       2001
                                                              --------   --------   --------
                                                              (E IN MILLIONS, EXCEPT % DATA)
Net (loss)/income...........................................   (1,816)      (944)       539
Average shareholders' equity................................   12,427     18,994     22,448
Return on assets in %(1)....................................    (0.38)%    (0.19)%     0.10%
Return on equity in %(2)....................................   (14.61)%    (4.97)%     2.40%
Equity to assets ratio in %(3)..............................     2.63%      3.88%      4.13%

---------------

(1) Return on assets is defined as net (loss)/income of our banking operations divided by average total assets of our banking operations.

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

                                                                   AT DECEMBER 31,
                                                           --------------------------------
                                                            2003      2002           2001
                                                           -------   ------         -------
                                                                   (E IN MILLIONS)
TRADING SECURITIES
  GERMAN:
     Federal and state government and government agency
       debt securities...................................   19,764   14,304           8,267
     Local government debt securities....................    4,384    2,573           3,153
     Corporate debt securities...........................   31,319   34,645          35,326
     Mortgage-backed securities..........................      315      403              50
     Equity securities...................................    1,636      412           1,147
                                                           -------   ------         -------
     German total........................................   57,418   52,337          47,943
                                                           -------   ------         -------
  NON-GERMAN:
     U.S. Treasury and other U.S. government agency debt
       securities........................................    5,107    5,798             802
     Other government and official institution debt
       securities........................................   28,424   23,568          29,509
     Corporate debt securities...........................   19,468    8,066          12,667
     Mortgage-backed securities..........................      543    1,021             474
     Equity securities...................................   13,216    8,668          13,917
                                                           -------   ------         -------
     Non-German total....................................   66,758   47,121          57,369
                                                           -------   ------         -------
TOTAL TRADING SECURITIES.................................  124,176   99,458         105,312
                                                           =======   ======         =======

                                                                   AT DECEMBER 31,
                                                           --------------------------------
                                                            2003      2002           2001
                                                           -------   ------         -------
                                                                   (E IN MILLIONS)
SECURITIES AVAILABLE FOR SALE
  GERMAN:
     Federal and state government and government agency
       debt securities...................................    1,036      581           6,691
     Local government debt securities....................    1,591    1,840          24,842
     Corporate debt securities...........................    5,666    7,534          21,566
     Mortgage-backed and other debt securities...........       14       22              63
     Equity securities...................................    2,828    3,951           7,003
                                                           -------   ------         -------
     German total........................................   11,135   13,928(1)       60,165
                                                           -------   ------         -------
  NON-GERMAN:
     U.S. Treasury and other U.S. government agency debt
       securities........................................      246      227             453
     Other government and official institution debt
       securities........................................    1,792    2,550           6,884
     Corporate debt securities...........................    3,561    5,337           6,270
     Mortgage-backed and other debt securities...........      905      520             105
     Equity securities...................................    4,213    3,097           3,297
                                                           -------   ------         -------
     Non-German total....................................   10,717   11,731          17,009
                                                           -------   ------         -------
TOTAL SECURITIES AVAILABLE FOR SALE......................   21,852   25,659          77,174
                                                           =======   ======         =======
SECURITIES HELD TO MATURITY
  GERMAN:
     Mortgage-backed securities..........................       --       --             301
                                                           -------   ------         -------
     German total........................................       --       --             301
                                                           -------   ------         -------
  NON-GERMAN:
     Other government and official institution debt
       securities........................................       96      579             558
     Corporate debt securities...........................       --      145             152
                                                           -------   ------         -------
     Non-German total....................................       96      724             710
                                                           -------   ------         -------
TOTAL SECURITIES HELD TO MATURITY........................       96      724           1,011
                                                           =======   ======         =======

---------------

(1) Change from 2001 to 2002 reflects primarily the August 2002 deconsolidation of Deutsche Hyp.

     At December 31, 2003, our banking operations held ordinary shares of Munich Re that had a book value in excess of ten percent of the shareholders' equity of our banking operations. The aggregate shareholders' equity of Dresdner Bank and our other banking operations was approximately E12,460 million at December 31, 2003. The aggregate book value and market value of such ordinary shares of Munich Re were E1,627 million at December 31, 2003.

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

                                                       AT DECEMBER 31, 2003
                                      -------------------------------------------------------
                                                 DUE AFTER    DUE AFTER
                                       DUE IN     ONE YEAR    FIVE YEARS
                                      ONE YEAR    THROUGH      THROUGH     DUE AFTER
                                      OR LESS    FIVE YEARS   TEN YEARS    TEN YEARS   TOTAL
                                      --------   ----------   ----------   ---------   ------
                                                     (E IN MILLIONS, EXCEPT %)
SECURITIES AVAILABLE FOR SALE
  GERMAN:
     Federal and state government
       and government agency debt
       securities...................      59         727           70         180       1,036
     Local government debt
       securities...................     111         932          332         216       1,591
     Corporate debt securities......   1,130       3,929          498         109       5,666
     Mortgage-backed and other debt
       securities...................      14          --           --          --          14
                                       -----       -----        -----         ---      ------
     German total...................   1,314       5,588          900         505       8,307
                                       -----       -----        -----         ---      ------
  NON-GERMAN:
     U.S. Treasury and other U.S.
       government agency debt
       securities...................       6          93           94          53         246
     Other government and official
       institution debt
       securities...................     618         493          507         174       1,792
     Corporate debt securities......   2,012       1,066          418          65       3,561
     Mortgage-backed and other debt
       securities...................     643         168           82          12         905
                                       -----       -----        -----         ---      ------
     Non-German total...............   3,279       1,820        1,101         304       6,504
                                       -----       -----        -----         ---      ------
TOTAL SECURITIES AVAILABLE FOR
  SALE..............................   4,593       7,408        2,001         809      14,811
                                       =====       =====        =====         ===      ======
WEIGHTED AVERAGE YIELD IN %.........     3.1         3.1          4.6         4.9         4.1
SECURITIES HELD TO MATURITY
  GERMAN:
       Mortgage-backed securities...      --          --           --          --          --
                                       -----       -----        -----         ---      ------
     German total...................      --          --           --          --          --
                                       -----       -----        -----         ---      ------
  NON-GERMAN:
       Other government and official
          institution debt
          securities................      --          96           --          --          96
       Corporate debt securities....      --          --           --          --          --
                                       -----       -----        -----         ---      ------
       Non-German total.............      --          96           --          --          96
                                       -----       -----        -----         ---      ------
TOTAL SECURITIES HELD TO MATURITY...      --          96           --          --          96
                                       =====       =====        =====         ===      ======
WEIGHTED AVERAGE YIELD IN %.........      --         7.4           --          --         7.4

LOAN PORTFOLIO

     The following table sets forth an analysis of our loan portfolio, excluding allowances for loan losses, net of unearned income, according to the industry sector of borrowers. The allocation between German and non-German components is based on the domicile of the borrower.

                                                       AT DECEMBER 31,
                                       -----------------------------------------------
                                        2003      2002      2001      2000      1999
                                       -------   -------   -------   -------   -------
                                                       (E IN MILLIONS)
GERMAN:
  Corporate:
     Manufacturing industry..........    8,042     9,728    10,825    11,539    11,014
     Construction....................    1,063     1,226     1,813     2,042     2,228
     Wholesale and retail trade......    4,274     6,041     7,165     7,419     7,555
     Financial institutions
       (excluding banks) and
       insurance companies...........    2,959     2,810     4,896     4,196       926
     Banks...........................      276       611       517       601     2,342
     Service providers...............   12,953    13,797    22,943    21,326    23,658
     Other...........................    2,281     2,911     3,974     3,067     4,416
                                       -------   -------   -------   -------   -------
     Corporate total.................   31,848    37,124    52,133    50,190    52,139
                                       -------   -------   -------   -------   -------
  Public authorities.................      173       212       718       540       276
  Private individuals (including
     self-employed professionals)....   40,834    43,041    63,773    65,883    64,706
                                       -------   -------   -------   -------   -------
  German total.......................   72,855    80,377   116,624   116,613   117,121
                                       -------   -------   -------   -------   -------
NON-GERMAN:
  Corporate:
     Manufacturing industry,
       construction, wholesale and
       retail trade and service
       providers.....................   14,369    21,846    38,383    43,771    39,197
     Financial institutions
       (excluding banks) and
       insurance companies...........    6,617     6,312    10,285    10,166     8,100
     Banks...........................    3,704     3,348     5,157     6,287     6,645
     Other...........................    5,797     9,144     3,899     3,536     3,405
                                       -------   -------   -------   -------   -------
     Corporate total.................   30,487    40,650    57,724    63,760    57,347
                                       -------   -------   -------   -------   -------
  Public authorities.................      589     2,065     3,458       990     2,913
  Private individuals (including
     self-employed professionals)....   11,497    11,046    10,601    10,151     9,922
                                       -------   -------   -------   -------   -------
  Non-German total...................   42,573    53,761    71,783    74,901    70,182
                                       -------   -------   -------   -------   -------
  Total loans........................  115,428   134,138   188,407   191,514   187,303
                                       =======   =======   =======   =======   =======

     The following table sets forth our banking operations' mortgage loans and finance leases that are included within the above analysis of loans.

                                                         AT DECEMBER 31,
                                            ------------------------------------------
                                             2003     2002     2001     2000     1999
                                            ------   ------   ------   ------   ------
                                                         (E IN MILLIONS)
Mortgage loans............................  38,191   39,683   57,315   61,303   60,587
Finance leases............................     933    1,104    2,414    1,430    1,778

LOAN CONCENTRATIONS

     Although our loan portfolio is diversified across more than 161 countries, at December 31, 2003 approximately 63.1% of our total loans were to borrowers in Germany. At December 31, 2003, our largest credit exposures to borrowers in Germany were loans to private individuals (including self-employed professionals). Approximately 55.2% of these loans are residential mortgage loans, which represent approximately 19.5% of our total loans. Our residential mortgage loans include owner-occupied, single- and two-family homes and apartment dwellings and investment properties. Our residential mortgage loans are well diversified across all German states. Our remaining loans to private individuals in Germany primarily include other consumer installment loans and loans to self-employed professionals, which are also geographically diversified across Germany. We have no other concentrations of loans to private individuals (including self-employed professionals) in Germany in excess of ten percent of our total loans.

     Our corporate customers are broadly diversified. At December 31, 2003, approximately 11.2% of our total loans were to German corporate customers in various service industries, including utilities, media, transportation and other service providers. However, none of those industries are individually significant to our domestic loan portfolio and we have no concentrations of loans to borrowers in any services industry in excess of ten percent of our total loans.

     At December 31, 2003, approximately 17.5% of our total loans were to non-financial corporate borrowers outside Germany. These loans are well diversified across various commercial industries, including:

                                                               PERCENT OF
                                                                 TOTAL
                                                                 LOANS
                                                               ----------
Manufacturing industry......................................      4.1%
Construction................................................      2.2%
Wholesale and retail trade..................................      0.9%
Telecommunications..........................................      0.6%
Transportation..............................................      1.8%
Other service providers(1)..................................      2.9%
Other(2)....................................................      5.0%

---------------

(1) Other services providers include media, utilities, natural resources and other services.

(2) There are no significant concentrations of loans in any industry included in other non-financial corporate borrowers outside Germany.

     We have no concentrations of loans to non-financial corporate borrowers in any industry in excess of ten percent of our total loans.

MATURITY ANALYSIS OF LOAN PORTFOLIO

     The following table sets forth an analysis of the contractual maturity of our loans at December 31, 2003. The allocation between German and non-German components is based on the domicile of the borrower.

                                                           AT DECEMBER 31, 2003
                                               --------------------------------------------
                                                          DUE AFTER
                                                DUE IN     ONE YEAR
                                               ONE YEAR    THROUGH     DUE AFTER
                                               OR LESS    FIVE YEARS   FIVE YEARS    TOTAL
                                               --------   ----------   ----------   -------
                                                             (E IN MILLIONS)
GERMAN:
  Corporate:
     Manufacturing industry..................    5,268       1,922          852       8,042
     Construction............................      743         161          159       1,063
     Wholesale and retail trade..............    3,241         501          532       4,274
     Financial institutions (excluding banks)
       and insurance companies...............    1,932         548          479       2,959
     Banks...................................      142         115           19         276
     Service providers:
       Telecommunication.....................       45          13           --          58
       Transportation........................      277         395          205         877
       Other service providers...............    4,338       4,712        2,968      12,018
     Total service providers.................    4,660       5,120        3,173      12,953
     Other...................................    1,123         467          691       2,281
                                                ------      ------       ------     -------
     Corporate total.........................   17,109       8,834        5,905      31,848
                                                ------      ------       ------     -------
  Public authorities.........................      137           7           29         173
  Private individuals (including
     self-employed professionals):
     Residential mortgage loans..............    2,036       3,809       16,680      22,525
     Consumer installment loans..............    2,818          --           --       2,818
     Other...................................    2,835       4,318        8,338      15,491
  Total private individuals (including
     self-employed professionals)............    7,689       8,127       25,018      40,834
                                                ------      ------       ------     -------
  German total...............................   24,935      16,968       30,952      72,855
                                                ------      ------       ------     -------

                                                           AT DECEMBER 31, 2003
                                               --------------------------------------------
                                                          DUE AFTER
                                                DUE IN     ONE YEAR
                                               ONE YEAR    THROUGH     DUE AFTER
                                               OR LESS    FIVE YEARS   FIVE YEARS    TOTAL
                                               --------   ----------   ----------   -------
                                                             (E IN MILLIONS)
NON-GERMAN:
  Corporate:
     Manufacturing industry..................    2,276       1,881          591       4,748
     Construction............................      455       1,180          825       2,460
     Wholesale and retail trade..............      594         392           80       1,066
     Service Providers:
       Telecommunication.....................      406          83          205         694
       Transportation........................      176       1,397          451       2,024
       Other service providers...............    1,704       1,091          582       3,377
     Total service providers.................    2,286       2,571        1,238       6,095
     Total manufacturing industry,
       construction, wholesale and retail
       trade and service providers...........    5,611       6,024        2,734      14,369
     Financial institutions (excluding banks)
       and insurance companies...............    2,530       2,306        1,781       6,617
     Banks...................................    2,505         794          405       3,704
     Other...................................    1,986       1,100        2,711       5,797
                                                ------      ------       ------     -------
     Corporate total.........................   12,632      10,224        7,631      30,487
                                                ------      ------       ------     -------
  Public authorities.........................      242         203          144         589
  Private individuals (including
     self-employed professionals):
     Residential mortgage loans..............      900       2,754        5,492       9,146
     Consumer installment loans..............      411          30            7         448
     Other...................................    1,075         318          510       1,903
  Total private individuals..................    2,386       3,102        6,009      11,497
                                                ------      ------       ------     -------
  Non-German total...........................   15,260      13,529       13,784      42,573
                                                ------      ------       ------     -------
TOTAL LOANS..................................   40,195      30,497       44,736     115,428
                                                ======      ======       ======     =======

     The following table sets forth the total amount of loans due after one year with predetermined interest rates and floating or adjustable interest rates at December 31, 2003. Loans with predetermined interest rates are loans for which the interest rate is fixed for the entire term of the loan. All other loans are considered floating or adjustable interest rate loans. The allocation between German and non-German components is based on the domicile of the borrower.

                                                              AT DECEMBER 31, 2003
                                                    ----------------------------------------
                                                                       LOANS WITH
                                                      LOANS WITH      FLOATING OR
                                                    PREDETERMINED      ADJUSTABLE
                                                    INTEREST RATES   INTEREST RATES   TOTAL
                                                    --------------   --------------   ------
                                                                (E IN MILLIONS)
GERMAN:
  Private individuals (including self-employed
     professionals)...............................      29,296            3,849       33,145
  Corporate and public customers..................      10,246            4,529       14,775
German total......................................      39,542            8,378       47,920
NON-GERMAN:
  Private individuals (including self-employed
     professionals)...............................       2,651            6,460        9,111
  Corporate and public customers..................       3,057           15,145       18,202
Non-German total..................................       5,708           21,605       27,313
                                                        ------           ------       ------
Total.............................................      45,250           29,983       75,233
                                                        ======           ======       ======

RISK ELEMENTS

NON-PERFORMING LOANS

     The following table sets forth the outstanding balance of our non-performing loans. The allocation between German and non-German components is based on the domicile of the borrower.

                                                           AT DECEMBER 31,
                                               ---------------------------------------
                                               2003     2002     2001    2000    1999
                                               -----   ------   ------   -----   -----
                                                           (E IN MILLIONS)
NONACCRUAL LOANS:
  German.....................................  6,459    7,355    8,751   7,991   7,516
  Non-German.................................  2,236    3,097    2,404   1,928   1,618
                                               -----   ------   ------   -----   -----
  Total nonaccrual loans.....................  8,695   10,452   11,155   9,919   9,134
                                               =====   ======   ======   =====   =====
LOANS PAST DUE 90 DAYS AND STILL ACCRUING
  INTEREST:
  German.....................................    477      644    1,640   1,238   1,526
  Non-German.................................    183      151      309     300     305
                                               -----   ------   ------   -----   -----
  Total loans past due 90 days and still
     accruing Interest.......................    660      795    1,949   1,538   1,831
                                               =====   ======   ======   =====   =====
TROUBLED DEBT RESTRUCTURINGS:
  German.....................................     26       65      215     253     261
  Non-German.................................    200      313      336     323     289
                                               -----   ------   ------   -----   -----
  Total troubled debt restructurings.........    226      378      551     576     550
                                               =====   ======   ======   =====   =====

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

INTEREST INCOME ON NON-PERFORMING LOANS

     The following table sets forth the gross interest income that would have been recorded during the year ended December 31, 2003 on nonaccrual loans and troubled debt restructurings if such loans had been current in accordance with their original contractual terms and the interest income on such loans that was actually included in interest income during the year ended December 31, 2003.

                                                          YEAR ENDED DECEMBER 31, 2003
                                                        ---------------------------------
                                                        IN GERMAN   IN NON-GERMAN
                                                         OFFICES       OFFICES      TOTAL
                                                        ---------   -------------   -----
                                                                 (E IN MILLIONS)
Interest income that would have been recorded in
  accordance with the original contractual terms......     265           119         384
Interest income actually recorded.....................      38            18          56

POTENTIAL PROBLEM LOANS

     Potential problem loans are loans that are not classified as nonaccrual loans, loans past due 90 days and still accruing interest or troubled debt restructurings, but where known information about possible credit problems causes us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans in one of the three categories of non-performing loans described above. The outstanding balance of our potential problem loans was E1,717 million at December 31, 2003, a decrease of E720 million, or 29.5% from E2,437 million at December 21, 2002.

     Each of our potential problem loans has been subject to our normal credit monitoring and review procedures. Of these loans, approximately E423 million have a specific loss allowance. The remaining loans have also been reviewed for impairment, however, based on our estimated measurement of the impairment, no specific loss allowance has been recorded on such loans.

     Approximately 40% and 2% of our potential problem loans are to private individuals in Germany and Europe (outside Germany), respectively. The remaining loans are to corporate borrowers in manufacturing, construction, wholesale and retail trade, telecommunication, transportation and other services, including media, utilities, natural resources and other services and other industry sectors. Our potential problem loans to corporate borrowers are diversified across the following geographic regions based on the domicile of the borrower:

                                                               AT DECEMBER 31, 2003
                                                               --------------------
                                                                 PERCENT OF TOTAL
                                                                POTENTIAL PROBLEM
                                                                      LOANS
                                                               --------------------
Germany.....................................................            31%
North America...............................................             4%
Europe (excluding Germany)..................................             2%
Latin America...............................................            17%
Asia/Pacific................................................             3%
Middle East/Africa..........................................             1%

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

     The following table sets forth our cross-border outstandings by geographic location for countries that exceeded 0.75% of the total assets of our banking operations. At December 31, 2003, there were no cross-border outstandings that exceeded 0.50% of the total assets of our banking operations in any country currently facing debt restructurings or liquidity problems that we expect would materially impact the borrowers' ability to repay their obligations.

                                                                        AT DECEMBER 31, 2003
                                   ----------------------------------------------------------------------------------------------
                                    GOVERNMENT     BANKS AND                NET LOCAL   TOTAL CROSS-    PERCENT
                                   AND OFFICIAL    FINANCIAL                 COUNTRY       BORDER      OF TOTAL     CROSS-BORDER
                                   INSTITUTIONS   INSTITUTIONS   OTHER(1)    CLAIMS     OUTSTANDINGS   ASSETS(2)   COMMITMENTS(3)
                                   ------------   ------------   --------   ---------   ------------   ---------   --------------
                                                                     (E IN MILLIONS, EXCEPT %)
COUNTRY
United States....................     1,776          6,332        4,266         --         12,374        2.48%         1,850
United Kingdom...................       633          4,276        2,051         98          7,058        1.42%         3,635
France...........................     2,950          3,437        1,282         13          7,682        1.54%         2,604
Italy............................     1,445            941          155        748          3,289        0.66%         2,663
Netherlands......................       560          4,967          763         --          6,290        1.26%         1,436
Switzerland......................        83          3,388          754        174          4,399        0.88%           722
Spain............................     1,673            916          264         --          2,853        0.57%           147
Cayman Islands...................        15          5,196          474         --          5,685        1.14%         5,963

                                                                        AT DECEMBER 31, 2002
                                   ----------------------------------------------------------------------------------------------
                                    GOVERNMENT     BANKS AND                NET LOCAL   TOTAL CROSS-    PERCENT
                                   AND OFFICIAL    FINANCIAL                 COUNTRY       BORDER      OF TOTAL     CROSS-BORDER
                                   INSTITUTIONS   INSTITUTIONS   OTHER(1)    CLAIMS     OUTSTANDINGS   ASSETS(2)   COMMITMENTS(3)
                                   ------------   ------------   --------   ---------   ------------   ---------   --------------
                                                                     (E IN MILLIONS, EXCEPT %)
COUNTRY
United States....................     1,853          4,708        3,963          --        10,524        2.53%         13,100
United Kingdom...................       718          3,048        2,803       3,583        10,152        2.44%          5,421
France...........................     1,035          3,596        1,511          56         6,198        1.49%          2,498
Italy............................     6,194          1,573          202       1,932         9,901        2.38%            649
Netherlands......................       400          3,233        1,064          --         4,697        1.13%          1,972
Switzerland......................        79          1,701          964          --         2,744        0.66%            942
Spain............................       829            948          519          --         2,296        0.55%            148
Cayman Islands...................         9          2,364          127           1         2,501        0.60%          7,994

                                                                        AT DECEMBER 31, 2001
                                   ----------------------------------------------------------------------------------------------
                                    GOVERNMENT     BANKS AND                NET LOCAL   TOTAL CROSS-    PERCENT
                                   AND OFFICIAL    FINANCIAL                 COUNTRY       BORDER      OF TOTAL     CROSS-BORDER
                                   INSTITUTIONS   INSTITUTIONS   OTHER(1)    CLAIMS     OUTSTANDINGS   ASSETS(2)   COMMITMENTS(3)
                                   ------------   ------------   --------   ---------   ------------   ---------   --------------
                                                                     (E IN MILLIONS, EXCEPT %)
COUNTRY
United States....................      1,266         8,200        7,135       1,178        17,779        3.38%         14,301
United Kingdom...................        354         9,472        2,495          --        12,321        2.34%          7,137
France...........................        556         6,834        4,020          --        11,410        2.17%            124
Italy............................     11,320         1,344          361       1,088        14,113        2.68%          2,409
Netherlands......................      1,408         4,561        2,105          --         8,074        1.54%             --
Switzerland......................         86         2,995        1,887          --         4,968        0.94%            219
Spain............................      2,509         1,530        1,004          32         5,075        0.97%            133
Cayman Islands...................         --         2,624          719          --         3,343        0.64%            266

---------------

(1) Other includes insurance, commercial, industrial, service providers and other corporate counter-parties.

(2) Percent of total assets is defined as total cross-border outstandings divided by total assets of our banking operations. The total assets of our banking operations were E498 billion, E415 billion, and E526 billion at December 31, 2003, 2002 and 2001, respectively.

(3) Cross-border commitments have been presented separately as they are not included as cross-border outstandings unless utilized.

     Total cross-border outstandings disclosed above included E154 million, E945 million and E668 million of gross loans outstanding to borrowers in the United States that are also disclosed within the category of non-performing loans at December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, there were no material cross-border outstandings disclosed above that were also disclosed within the category of potential problem loans. At December 31, 2002 total cross-border outstandings disclosed above also included E126 million of gross loans outstanding to borrowers in the United States that are also disclosed within the category of potential problem loans as of December 31, 2002.

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

SPECIFIC LOAN LOSS ALLOWANCE

     A specific loan loss allowance is established to provide for specifically identified counter-party risks. Loans are identified as impaired if it is probable that borrowers are no longer able to make their contractually agreed-upon interest and principal payments. Specific loan loss allowances are established for impaired loans. We calculate the specific loan loss allowance based on the guidance provided in the International Accounting Standards Board's International Accounting Standard (IAS) 39, Financial Instruments: Recognition and Measurement and the Financial Accounting Standards Boards of Financial Accounting Standard (SFAS) 114, Accounting by Creditors for Impairment of a Loan, according to which an impaired loan should be recorded at its estimated recoverable amount either directly, or through the use of an allowance account by recording a charge to the income statement. The estimated recoverable amount is the present value of expected future cash flows discounted at the loan's original effective interest rate, or if the loan is collateral dependent and foreclosure on the loan is probable, the fair value of the collateral, or if there is an observable market for the loan, the market value of the loan. If the amount of the impairment subsequently increases or decreases due to an event occurring after the initial measurement of impairment, a change in the allowance is recognized in earnings by a charge or a credit to net loan loss provisions.

     We evaluate our loans based on portfolio segmentation, classified either as homogeneous or non-homogeneous. Those loans included within the IRU, Dresdner Kleinwort Wasserstein and Corporate Banking divisions are classified as non-homogeneous, and are therefore evaluated individually. Loans within the Private and Business Clients division, which are greater than E1 million are also classified as non-homogeneous. All remaining loans are included in and then reviewed together as a homogeneous portfolio. Prior to June 2003, we evaluated each of our loans individually. Loans for which a specific loan loss allowance had been previously established were evaluated on an individual basis if the existing specific loan loss allowance was E0.5 million or more. Loans for which a specific loan loss allowance of less than E0.5 million had been previously established were aggregated into homogeneous portfolios by collateral types (portfolio approach) for evaluation under IAS 39 and SFAS 114.

     We use an internal credit rating system implemented in 2002 to assign ratings from 1 to 16 to each loan, within the non-homogeneous portfolio, on the basis of specific quantitative and qualitative customer criteria, including financial condition, historical earnings, management quality, and general industry data, among others. Loans that are classified in the rating categories 15 and 16 are loans that are deemed to be impaired under IAS 39 and SFAS 114. In addition, loans that carry ratings of 13 and 14 are reviewed for potential impairment. Prior to 2002, we used an internal credit rating system that assigned ratings from 1 to 8 to each loan. We determine the impairment provision on the homogeneous portfolios by calculating the average loss rates and the collection periods for different types of collateral and applying a weighted average discount rate to these aggregated expected future cash flows. The results of such calculations are subject to back-testing procedures, such as individual evaluation of sample loans within particular sub-portfolios.

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

     Third, since expected loss estimates are dependent on historical information, which may not be representative of current circumstances, the general loan loss allowance may be reviewed by Dresdner Bank senior management. If we believe certain current factors such as internal lending practices or the state of the broader credit cycle are not adequately reflected in the historical credit risk parameters used to establish the general loan loss allowance, we perform an additional qualitative analysis of the allowance. Modifications of the allowance may then be proposed to Dresdner Bank's management board. Factors for which such modifications of the general loan loss allowance may be made include:

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

     Country risk allowances apply to loan transactions, acceptances and various forms of import and export financing such as guarantees and commercial letters of credit. We exclude certain loans from this assessment, including loans made in local currency, certain short-term trade financing loans and loans that are collateralized by assets in, or guaranteed by a party in, an economically and politically stable country. Country risk allowances are not calculated for traded products or off-balance sheet products. In order to avoid layering or double counting of both specific loan loss allowances and country risk allowances, the amount of the specific loan loss allowances are deducted from the portfolio prior to determining the country risk allowance.

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

MOVEMENTS IN LOAN LOSS ALLOWANCE

     Primarily as a result of the continued reduction of exposures to corporate customers in the United States, South America and Asia, as part of our strategic plan to reduce our non-core lending activities outside of Europe, our total loan portfolio decreased by E18,710 million, or 13.9%, to E115,428 million at December 31, 2003 from E134,138 million at December 31, 2002. The reduction in exposures to corporate borrowers was more than offset by the deterioration in the credit quality of existing borrowers, reflecting the weakness in the current global economic climate. Our non-performing loans decreased by E2,108 million, or 18.1%, and potential problem loans decreased E720 million, or 29.5%, from December 31, 2002 to December 31, 2003.

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

     In 2003, we established significant specific loan loss allowances of E1,308 million in relation to approximately E13,800 million of loans to borrowers included in our IRU division. Such loans were subsequently excluded from the portfolio of loans used to calculate the general loan loss allowance and the country risk allowance. The impact of specific loan loss allowances and exposure reduction in those countries with country risk ratings of 6, 7 and 8 resulted in a decrease in the country risk allowance of E81 million, primarily relating to exposures in Brazil, Columbia, Indonesia and Argentina.

     In general, the comparatively high level of net loan loss provisions of E1,014 million in 2003, together with the decrease in the overall size of the loan portfolio related to the reduction in non-core lending outside Europe, resulted in a lower projected level of general loan loss allowances than in previous years. In light of global economic and geopolitical conditions, however, we determined not to reduce our general loan loss allowance to reflect such projections. Our general loan loss allowance was E589 million at December 31, 2003, compared to E747 million at December 31, 2002.

     We believe the level of our total loan loss allowance is adequate in comparison to our historical net loss experience. The average credit rating of loans in our portfolio based on our internal rating system has remained largely constant in recent years, while at the same time our total loan loss allowance as a percentage of total loans has decreased slightly to 5.0% at December 31, 2003, compared to 5.2% at December 31, 2002, and 4.5% at December 31, 2001, excluding loans and allowances for loan losses attributable to Deutsche Hyp.

     The following table sets forth an analysis of the specific loan loss allowances by industry sector and geographic category of the borrowers, and the percentage of our total loan portfolio accounted for by those industry and geographic categories, on the dates specified. The allocation between German and non-German components is based on the domicile of the borrower.

                                                             AT DECEMBER 31,
                                 ------------------------------------------------------------------------
                                         2003                  2002                  2001           2000
                                 --------------------  --------------------  --------------------  ------
                                          PERCENT OF            PERCENT OF            PERCENT OF
                                          TOTAL LOANS           TOTAL LOANS           TOTAL LOANS
                                            IN EACH               IN EACH               IN EACH
                                          CATEGORY TO           CATEGORY TO           CATEGORY TO
                                 AMOUNT   TOTAL LOANS  AMOUNT   TOTAL LOANS  AMOUNT   TOTAL LOANS  AMOUNT
                                 ------   -----------  ------   -----------  ------   -----------  ------
                                                      (E IN MILLIONS, EXCEPT % DATA)
GERMAN:
  Corporate:
    Manufacturing industry.....    687           7.0%    884           7.2%    884           5.7%    687
    Construction...............    256           0.9%    301           0.9%    353           1.0%    381
    Wholesale and retail
      trade....................    382           3.7%    426           4.5%    448           3.8%    506
    Financial institutions
      (excluding banks) and
      insurance companies......     94           2.6%    171           2.1%    133           2.6%    135
    Banks......................      1           0.2%      7           0.5%      5           0.3%      1
    Service providers..........    767          11.2%    827          10.3%    982          12.2%  1,030
    Other......................     39           2.0%    108           2.2%     59           2.1%     95
                                 -----                 -----                 -----                 -----
    Corporate total............  2,226          27.6%  2,724          27.7%  2,864          27.7%  2,835
    Public authorities.........     --           0.1%     --           0.2%     --           0.4%     --
    Private individuals
    (including self-employed
    professionals).............  1,409          35.4%  1,702          32.1%  2,090          33.8%  1,730
                                 -----                 -----                 -----                 -----
    German total...............  3,635          63.1%  4,426          60.0%  4,954          61.9%  4,565
                                 -----                 -----                 -----                 -----

                                          AT DECEMBER 31,
                                 ---------------------------------
                                    2000              1999
                                 -----------  --------------------
                                 PERCENT OF            PERCENT OF
                                 TOTAL LOANS           TOTAL LOANS
                                   IN EACH               IN EACH
                                 CATEGORY TO           CATEGORY TO
                                 TOTAL LOANS  AMOUNT   TOTAL LOANS
                                 -----------  ------   -----------
                                  (E IN MILLIONS, EXCEPT % DATA)
GERMAN:
  Corporate:
    Manufacturing industry.....         6.0%    840           5.9%
    Construction...............         1.1%    389           1.2%
    Wholesale and retail
      trade....................         3.9%    585           4.0%
    Financial institutions
      (excluding banks) and
      insurance companies......         2.2%    110           0.5%
    Banks......................         0.3%     --           1.3%
    Service providers..........        11.1%    887          12.6%
    Other......................         1.6%    130           2.4%
                                              -----
    Corporate total............        26.2%  2,941          27.9%
    Public authorities.........         0.3%      1           0.1%
    Private individuals
    (including self-employed
    professionals).............        34.4%  1,342          34.6%
                                              -----
    German total...............        60.9%  4,284          62.6%
                                              -----

                                                             AT DECEMBER 31,
                                 ------------------------------------------------------------------------
                                         2003                  2002                  2001           2000
                                 --------------------  --------------------  --------------------  ------
                                          PERCENT OF            PERCENT OF            PERCENT OF
                                          TOTAL LOANS           TOTAL LOANS           TOTAL LOANS
                                            IN EACH               IN EACH               IN EACH
                                          CATEGORY TO           CATEGORY TO           CATEGORY TO
                                 AMOUNT   TOTAL LOANS  AMOUNT   TOTAL LOANS  AMOUNT   TOTAL LOANS  AMOUNT
                                 ------   -----------  ------   -----------  ------   -----------  ------
                                                      (E IN MILLIONS, EXCEPT % DATA)
NON-GERMAN:
  Corporate:
    Manufacturing industry,
      construction, wholesale
      and retail trade and
      service providers........    492          12.5%    659          16.3%  1,201          20.4%    998
    Financial institutions
      (excluding banks) and
      insurance companies......    262           5.7%     33           4.7%     96           5.5%    109
    Banks......................    175           3.2%    244           2.5%    118           2.7%     92
    Other......................    157           5.0%    321           6.8%    247           2.1%    118
                                 -----                 -----                 -----                 -----
    Corporate total............  1,086          26.4%  1,257          30.3%  1,662          30.7%  1,317
    Public authorities.........      8           0.5%     14           1.5%     15           1.8%     14
    Private individuals
      (including self-employed
      professionals)...........    143          10.0%    182           8.2%    211           5.6%    224
                                 -----                 -----                 -----                 -----
    Non-German total...........  1,237          36.9%  1,453          40.0%  1,888          38.1%  1,555
                                 -----                 -----                 -----                 -----
Total specific loan loss
  allowances...................  4,872         100.0%  5,879         100.0%  6,842         100.0%  6,120
Country risk allowances........    259                   340                   443                   480
General loss allowances........    589                   747                   753                   523
                                 -----                 -----                 -----                 -----
Total loan loss allowances.....  5,720                 6,966                 8,038                 7,123
                                 =====                 =====                 =====                 =====

                                          AT DECEMBER 31,
                                 ---------------------------------
                                    2000              1999
                                 -----------  --------------------
                                 PERCENT OF            PERCENT OF
                                 TOTAL LOANS           TOTAL LOANS
                                   IN EACH               IN EACH
                                 CATEGORY TO           CATEGORY TO
                                 TOTAL LOANS  AMOUNT   TOTAL LOANS
                                 -----------  ------   -----------
                                  (E IN MILLIONS, EXCEPT % DATA)
NON-GERMAN:
  Corporate:
    Manufacturing industry,
      construction, wholesale
      and retail trade and
      service providers........        22.9%  1,183          20.9%
    Financial institutions
      (excluding banks) and
      insurance companies......         5.3%    107           4.3%
    Banks......................         3.3%    142           3.5%
    Other......................         1.8%     85           1.8%
                                              -----
    Corporate total............        33.3%  1,517          30.5%
    Public authorities.........         0.5%     30           1.6%
    Private individuals
      (including self-employed
      professionals)...........         5.3%    231           5.3%
                                              -----
    Non-German total...........        39.1%  1,778          37.4%
                                              -----
Total specific loan loss
  allowances...................       100.0%  6,062         100.0%
Country risk allowances........                 659
General loss allowances........                 386
                                              -----
Total loan loss allowances.....               7,107
                                              =====

     The following table sets forth the movements in the loan loss allowance according to the industry sector and geographic category of the borrower. The allocation between German and non-German components is based on the domicile of the borrower.

                                                        YEAR ENDED DECEMBER 31,
                                                 --------------------------------------
                                                 2003     2002    2001    2000    1999
                                                 -----   ------   -----   -----   -----
                                                     (E IN MILLIONS, EXCEPT % DATA)
TOTAL ALLOWANCES FOR LOAN LOSSES AT BEGINNING
  OF THE YEAR..................................  6,966    8,038   7,123   7,107   6,131
GROSS CHARGE-OFFS:
GERMAN:
  Corporate:
     Manufacturing industry....................    146      314      66     211      71
     Construction..............................     72      138      16      53      33
     Wholesale and retail trade................    113      206      54     163      71
     Financial institutions (excluding banks)
       and insurance companies.................     28       74      17      19       4
     Banks.....................................      7       11      --      --      --
     Service providers.........................    234      327     103     131      82
     Other.....................................     53      117      16      36       5
                                                 -----   ------   -----   -----   -----
     Corporate total...........................    653    1,187     272     613     266
  Public authorities...........................     --       --      --       1      --
  Private individuals (including self-employed
     professionals)............................    590      348     211     337     173
                                                 -----   ------   -----   -----   -----
German total...................................  1,243    1,535     483     951     439
                                                 -----   ------   -----   -----   -----
NON-GERMAN:
  Corporate:
     Manufacturing industry, construction,
       wholesale and retail trade and service
       providers...............................    232      270     516     594      93
     Financial institutions (excluding banks)
       and insurance companies.................      9       12      23      48       6
     Banks.....................................     52        6      13      14      19
     Other.....................................    391       28       2      72       1
                                                 -----   ------   -----   -----   -----
     Corporate total...........................    684      316     554     728     119
  Public authorities...........................      1       --      --      --      --
  Private individuals (including self-employed
     professionals)............................     43       38      49      32       9
                                                 -----   ------   -----   -----   -----
Non-German total...............................    728      354     603     760     128
                                                 -----   ------   -----   -----   -----
TOTAL GROSS CHARGE-OFFS........................  1,971    1,889   1,086   1,711     567
                                                 -----   ------   -----   -----   -----

                                                        YEAR ENDED DECEMBER 31,
                                                 --------------------------------------
                                                 2003     2002    2001    2000    1999
                                                 -----   ------   -----   -----   -----
                                                     (E IN MILLIONS, EXCEPT % DATA)
RECOVERIES:
GERMAN:
  Corporate:
     Manufacturing industry....................      1       --       1       9       1
     Construction..............................     --       --      --      --       1
     Wholesale and retail trade................     --       --      --      --       1
     Service providers.........................      4       --      --      --      10
     Other.....................................     --        1      --      --      --
                                                 -----   ------   -----   -----   -----
     Corporate total...........................      5        1       1       9      13
     Private individual (including
       self-employed professionals)............     24       28      25      21      17
                                                 -----   ------   -----   -----   -----
German total...................................     29       29      26      30      30
                                                 -----   ------   -----   -----   -----
NON-GERMAN:
  Corporate:
     Manufacturing industry, construction,
       wholesale and retail trade and service
       providers...............................     24       57       3       1       1
     Financial institutions (excluding banks)
       and insurance companies.................     --        1       7      --      --
     Banks.....................................     --       --       4       1      --
     Other.....................................     20       32       2       1      --
                                                 -----   ------   -----   -----   -----
     Corporate total...........................     44       90      16       3       1
     Public authorities........................     --       --      --       1      --
     Private individuals (including
       self-employed professionals)............     --       56       6       2       5
                                                 -----   ------   -----   -----   -----
Non-German total...............................     44      146      22       6       6
                                                 -----   ------   -----   -----   -----
TOTAL RECOVERIES...............................     73      175      48      36      36
                                                 -----   ------   -----   -----   -----
NET CHARGE-OFFS................................  1,898    1,714   1,038   1,675     531
                                                 -----   ------   -----   -----   -----
Additions to allowances charged to
  operations...................................    979    1,902   1,901   1,595   1,237
(Decreases)/Increases in allowances due to
  (dispositions)/acquisitions of Allianz Group
  companies and other increases/(decreases)....    (55)  (1,085)     12      41     158
Foreign exchange translation adjustments.......   (272)    (175)     40      55     112
                                                 -----   ------   -----   -----   -----
Total allowances for loan losses at end of the
  year.........................................  5,720    6,966   8,038   7,123   7,107
                                                 =====   ======   =====   =====   =====
Ratio of net charge-offs during the year to
  average loans outstanding during the year....   1.22%    0.93%   0.46%   0.78%   0.27%

     When we determine that a loan is uncollectible, the loan is charged off against any existing specific loss allowance or directly recognized as expense in the income statement. Subsequent recoveries, if any, are recognized in the income statement as a credit to the net loan loss provisions. Since 2000, we have charged off loans when, based on management's judgment, all economically sensible means of recovery have been exhausted. Our determination considers information such as the age of specific loss allowances and expected proceeds from liquidation of collateral and other repayment sources. Prior to 2000, we charged off loans only when all legal means of recovery had been exhausted, for example only after completion of bankruptcy proceedings. The change in practice has affected both the timing and amount of charge-offs in the years

2000-2003, as well as the level of our non-accrual loans in 2002 and 2003. See "-- Risk Elements -- Non-performing Loans."

DEPOSITS

     The following table sets forth the average balances and the average interest rates on deposit categories in excess of ten percent of average total deposits of our banking operations. The allocation between German and non-German components is based on the location of the office that recorded the transaction.

                                                          YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------------
                                               2003                2002                2001
                                         -----------------   -----------------   -----------------
                                         AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE
                                         BALANCE    RATE     BALANCE    RATE     BALANCE    RATE
                                         -------   -------   -------   -------   -------   -------
                                                      (E IN MILLIONS, EXCEPT % DATA)
IN GERMAN OFFICES:
  Non-interest-bearing demand
     deposits..........................   26,796              16,603              14,364
  Interest-bearing demand deposits.....   34,578      3.7%    45,697      2.6%    31,608      1.5%
  Savings deposits.....................    4,720      2.7%     6,495      2.8%    10,352      3.4%
  Time deposits........................  104,360      2.1%    77,985      3.2%   116,239      4.0%
                                         -------             -------             -------
  German total.........................  170,454             146,780             172,563
                                         -------             -------             -------
IN NON-GERMAN OFFICES:
  Non-interest-bearing demand
     deposits..........................    5,355               2,443               6,098
  Interest-bearing demand deposits.....   11,254      3.9%    16,327      2.3%    11,351      3.8%
  Savings deposits.....................      751      2.5%     1,370      3.4%     1,073      3.9%
  Time deposits........................   38,103      3.0%    41,277      4.2%    57,432      5.3%
                                         -------             -------             -------
Non-German total.......................   55,463              61,417              75,954
                                         -------             -------             -------
     Total deposits....................  225,917             208,197             248,517
                                         =======             =======             =======

     The aggregate amount of deposits by foreign depositors in our German offices was E54,894 million, E51,688 million and E63,663 million at December 31, 2003, 2002 and 2001 respectively.

TIME DEPOSITS

     The following table sets forth the balance of time certificates of deposit and other time deposits in the amount of E100,000 or more issued by our German offices by time remaining to maturity at December 31, 2003.

                                                               AT DECEMBER 31, 2003
                                                               --------------------
                                                                 TIME DEPOSITS OF
                                                                 E100,000 OR MORE
                                                               --------------------
                                                                 (E IN MILLIONS)
Maturing in three months or less............................          76,506
Maturing in over three months through six months............           5,691
Maturing in over six months through twelve months...........           4,806
Maturing in over twelve months..............................           9,686
                                                                      ------
Total.......................................................          96,689
                                                                      ======

     The amount of time deposits of E100,000 or more issued by our non-German offices was E9,460 million at December 31, 2003.

SHORT-TERM BORROWINGS

     Short-term borrowings are borrowings with an original maturity of one year or less. Short-term borrowings are included within liabilities to customers, liabilities to banks and certificated liabilities.

     Securities sold under agreements to repurchase and negotiable certificates of deposit are the only significant categories of short-term borrowings within our banking operations.

     The following table sets forth certain information relating to the categories of our short-term borrowings.

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                              2003       2002       2001
                                                            --------   --------   ---------
                                                            (E IN MILLIONS, EXCEPT % DATA)
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS:
Balance at the end of the year............................   92,629     63,287      56,354
Monthly average balance outstanding during the year.......   76,565     67,168      76,875
Maximum balance outstanding at any period end during the
  year....................................................   92,629     91,929     102,587(1)
Weighted average interest rate during the year............      3.1%       3.2%        4.3%
Weighted average interest rate on balance at the end of
  the year................................................      2.1%       2.6%        2.4%
NEGOTIABLE CERTIFICATES OF DEPOSIT:
Balance at the end of the year............................   16,196     30,765      30,268
Monthly average balance outstanding during the year.......   17,351     31,632      28,718
Maximum balance outstanding at any period end during the
  year....................................................   25,384     35,467      30,518(2)
Weighted average interest rate during the year............      2.4%       2.8%        5.0%
Weighted average interest rate on balance at the end of
  the year................................................      2.1%       2.6%        3.1%

---------------

(1) During the year ended December 31, 2001, the maximum balance outstanding at any period-end during the year was derived from the maximum balance outstanding at any month-end, based on the unconsolidated balances of Dresdner Bank AG, its branch operations and significant subsidiaries, and certain other banking subsidiaries of the Allianz Group.

(2) During the year ended December 31, 2001, the maximum balance outstanding at any period-end during the year was derived from the maximum balance outstanding at any quarter-end, based on the consolidated balances of our banking operations.

                        LIQUIDITY AND CAPITAL RESOURCES

     We operate as both a holding company for the Allianz Group's insurance, banking and other subsidiaries and as a reinsurance company, primarily for other Allianz Group companies. The liquidity and capital resource considerations for us and for our domestic and non-domestic operating subsidiaries vary in light of the business conducted by each, as well as the insurance and banking regulatory requirements applicable to the Allianz Group in Germany and the other countries in which it does business. At December 31, 2003, 2002 and 2001, Allianz Group had E25,528 million, E21,008 million, and E21,240 million, respectively, of cash and cash equivalents. See Note 10 to our consolidated financial statements. We believe that our working capital is sufficient for our present requirements.

     Our principal sources of funds are premiums, customer deposits, investment income, funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends and reinsurance premiums received from our subsidiaries. For further information regarding the uses and sources of liquidity, capital requirements, and other related matters, see "-- Consolidated Cash Flows." See also "-- Selected Statistical Information Relating to Our Banking Operations" and "Quantitative and Qualitative Disclosures about Market Risk."

     The majority of Allianz AG's external debt financing at December 31, 2003 was in the form of debentures and money market securities. Our total certificated liabilities outstanding at December 2003, 2002 and 2001 were E63,338 million, E78,750 million and E134,670 million, respectively. Of the certificated liabilities outstanding at December 31, 2003, E31,501 million were due within one year. For further information regarding outstanding certificated liabilities, see Note 19 to our consolidated financial statements. Proceeds to Allianz Finance B.V. and Allianz Finance II B.V. from the issuance of debt for the years ended December 31, 2003, 2002 and 2001 were none in 2003 versus approximately E5,400 million and E3,054 million in 2002 and 2001, respectively.

     Allianz AG paid dividends of E551 million, E374 million and E364 million on our shares in 2004, 2003 and 2002 with respect to the fiscal years 2003, 2002 and 2001, respectively. See "Key Information -- Dividends."

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

     Our uses of funds, in addition to the dividends paid to shareholders of Allianz AG include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims -- including claims handling expenses -- and profit sharing by life policyholders), acquisitions, and employee and other operating expenses, as well as interest expense on outstanding borrowings. Our life and health insurance products include mandatory profit-sharing features, whereby we return a specified portion of statutory profits to policyholders annually, generally in the form of premium subsidies or rebates. See "-- Life/Health Operations by Geographic Region -- Germany -- Life Insurance" and "-- Life/Health Operations by Geographic Region -- Germany -- Health Insurance."

     Recent significant acquisitions have included the purchases of PIMCO in May 2000, Nicholas-Applegate in January 2001 and Dresdner Bank in July 2001. Pursuant to the restructuring of our ownership interest in PIMCO, beginning with the quarter ended March 31, 2003, neither we nor PIMCO's former parent company could put or call the entire ownership interest of PIMCO's former parent company in PIMCO with effect prior to October 2004, although either party could put or call up to $250 million of such ownership interest in any calendar quarter. In 2003, the former parent company of PIMCO exercised its right to put a total of $1 billion of such ownership interest to Allianz, i.e. $250 million in each quarter of 2003. Payment for the put of such interests during the first three quarters of 2003, which totaled $750 million, had been made as of December 31, 2003. The put for such interests during the fourth quarter of 2003, which amounted to $250 million, had been made as of January 12, 2004. In addition, on March 31, 2004, Allianz exercised its right to call $250 million of the remaining ownership interest that is held by the former parent company of PIMCO to Allianz, with payment therefore made in April 2004. For additional information, see Notes 3 and 46 to our consolidated financial statements.

     Our capital requirements are primarily dependent on our business plans regarding the levels and timing of capital expenditures and investments.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Cash Flows From Operating Activities. Net cash provided by operating activities was E5,152 million in 2003, compared to net cash used in operating activities of E741 million in 2002. The increase in net cash provided by operating activities reflected primarily a significant increase in the net income for the year and a reduction of the use of cash resulting from the change in other insurance reserves. Net income increased to E1,890 million from a loss of E1,496 million in 2002, cash used to increase other insurance reserves was reduced to E510 million from E4,681 million. Cash provided by the change in trading securities (including trading liabilities) decreased to E8,909 million provided in 2003 from E14,064 million in 2002, a net change of E5,155 million, due primarily to an increase in investments held in the Dresdner Bank trading portfolio and an increase in trading liabilities, which reflected primarily obligations to deliver securities. An increase in the cash used to provide loans and advances to banks and customers (E47,109 million in 2003 compared to E5,846 million in 2002) primarily resulting from a significant increase in the volume of reverse repos, was offset by a swing from net cash used by the change in liabilities to banks and customers in 2002 of E8,215 million to net cash provided in 2003 of E48,648 million, primarily resulting from an increase in other term liabilities. The negative cash flow from other receivables and liabilities increased to E4,250 million in 2003 from E1,370 million in 2002. The negative cash flow from certificated liabilities increased to E14,387 million in 2003 from E1,727 million in 2002, due to the repayment of debentures and money market liabilities.

     Cash Flows From Investing Activities. Net cash used in investing activities decreased to E2,810 million in 2003 from E13,779 million in 2002. This change primarily reflected a significant reduction in the cash used in the change in cash and cash equivalent from the acquisition of consolidated and affiliated companies as a result of the disposal of participations in affiliated companies. The increase in 2003 also reflected an increase to E4,238 million from E1,681 million of cash provided by other investments.

     Cash Flows From Financing Activities. Net cash provided by financing activities was E2,298 million in 2003, compared to net cash provided by financing activities of E14,397 million in 2003. This decrease was attributable primarily to the increase in the amount of cash used as well as a decrease of the amount of cash provided by changes in the investments for policies held on account and at risk of policyholders and SFAS 97 policies. In addition cash was used to redeem participation certificates and subordinated liabilities rather then the issuance of those instruments providing cash. This development was offset in part by the cash provided through the capital increase from April 2003.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Cash Flows From Operating Activities. Net cash used in operating activities was E741 million in 2002, compared to net cash used in operating activities of E834 million in 2001. The decrease in net cash used reflected primarily a significant increase in cash provided by trading securities (including trading liabilities), offset in part by increases in cash used in other operating activities. Cash provided by trading securities (including trading liabilities) increased to E14,064 million provided in 2002 from E12,544 million used in 2001, a net change of E26,608 million, due primarily to reductions in investments held in the Dresdner Bank trading portfolio and an increase in trading liabilities, which reflected primarily obligations to deliver securities and net declines in the market values of derivative transactions. The reductions in the Dresdner Bank trading portfolio reflected a decline in the carrying value of equity securities. The increase in cash provided by trading securities was offset in part by a decrease in cash provided by loans and advances to banks and customers to E5,846 million used in 2002 from E3,442 million provided in 2001, resulting primarily from a significant increase in short term loans. Cash flow from other receivables and liabilities also decreased to E1,370 million used in 2002 from E3,871 million provided in 2001. Cash flow from certificated liabilities decreased to E1,727 million used in 2002 from E3,130 million provided in 2001, due to repayment of money market liabilities. Cash flow from liabilities to banks and customers decreased to E8,215 million used in 2002 from E5,456 million used in 2001. In addition, we recorded a net loss in 2002 of E1,496 million, a net change of E3,081 million from 2001, when we recorded net income of E1,585 million.

     Cash Flows From Investing Activities. Net cash used in investing activities was E13,779 million in 2002, compared to net cash provided by investing activities of E11,395 million in 2001. The significant decrease in net cash from investing activities was due primarily to the decrease in cash and cash equivalents resulting from the increase in investments in Bayerische Versicherungsbank AG and Frankfurter Versicherungs -- AG and the deconsolidation of the cash balances of Deutsche Hyp in 2002. The aggregate impact of these transactions was E10,787 million. The decrease in 2002 also reflected the high levels of net cash provided by investing activities in 2001, which resulted from a significant increase in cash and cash equivalents due to the first-time consolidation of the cash balances of Dresdner Bank in July 2001. The remaining decrease in investing cash flows in 2002 was due to net purchases of investments, excluding the effects of the above transactions.

     Cash Flows From Financing Activities. Net cash provided by financing activities was E14,397 million in 2002, compared to net cash provided by financing activities of E6,452 million in 2001. The increase was attributable primarily to an increase in cash provided by subordinated liabilities, reflecting E3,445 million in subordinated debt issued in 2002. Cash provided by aggregate policy reserves also increased to E10,808 million provided in 2002 from E8,089 million provided in 2001, reflecting the increased net inflow of funds related to variable annuities and unit-linked life insurance policies in line with the overall increase in our life insurance business in 2002. These increases were offset in part by a decrease in cash flow attributable to redemption of participation certificates.

                           REGULATION AND SUPERVISION

                                    GENERAL

     Our insurance, banking and asset management businesses are subject to detailed, comprehensive regulation and supervision in all countries in which we do business. In addition, certain EU regulations and directives implemented through local legislation in EU member states, have had and will continue to have a significant impact on the regulation of the insurance, banking and asset management industries in EU member states, including those in which many of our most important operations are located, such as Germany, France, Italy and the United Kingdom. The following discussion addresses significant aspects of the regulatory schemes to which our businesses are subject. For accounting regulations see "Notes to the consolidated Financial Statements (1) and (2)" and for regulation as to dividend policies see "Financial Information -- Dividend Policy."

                                   ALLIANZ AG

     Allianz AG operates as a reinsurer and holding company for our insurance, banking and asset management operating entities. As such, Allianz AG is supervised and regulated by the German Federal Financial Supervisory Authority (the Bundesanstalt fur Finanzdienstleistungsaufsicht, or BaFin), a federal institution governed by public law. The BaFin monitors and enforces regulatory standards for banks, financial services institutions and insurance companies by supervising their activities in the financial markets, including securities supervision and specific aspects of consumer protection. The BaFin will in the future also be responsible for supervision of the Allianz Group as financial conglomerate.

     Under the current German Insurance Supervision Act (Versicherungsaufsichtsgesetz) Allianz AG is not required to be licensed as a reinsurance company in Germany. Currently, a new legislative reform is being discussed which will introduce a license requirement, solvency standards and capital requirements for reinsurers. Already under the current regime, the BaFin is entitled to monitor whether the management of a reinsurance company is of good repute and meets certain standards of professional competence as well as whether the holders of qualified participating interests in the reinsurance company are of good repute. The BaFin has the power to give orders to request information and is explicitly entitled to take administrative action to ensure that a reinsurance company operates in compliance with applicable laws and that it is able to meet its reinsurance liabilities. Allianz AG is required to submit several annual and interim reports, including certain accounting documents, to the BaFin. The BaFin also reviews transactions between Allianz AG and its subsidiaries, including reinsurance relationships and cost sharing agreements. Beginning January 1, 2005, additional restrictions will apply to investments held to cover reinsurance reserves. Reinsurance activities continue to be regulated indirectly through the supervision of reinsurance programs submitted by direct insurers.

                               GROUP REGULATIONS

     Under German law based on an EU directive on supplementary supervision of insurance undertakings in an insurance group, insurance companies that are members of an insurance group as defined by law are subject to additional regulatory requirements. The additional regulation includes the following three components: (i) the supervision of intra-group transactions, (ii) the monitoring of the adjusted solvency, i.e. on a consolidated basis, and (iii) the establishment of appropriate internal controls for providing the BaFin with information as part of its monitoring of the first two components. The most important intra-group transactions must be reported to the BaFin annually; intra-group transactions endangering the solvency of an insurance company subject to supervision must be reported immediately. The law requires that the insurance group calculate the capital needed to meet the respective solvency requirements for the insurance group on a consolidated basis. IFRS accounting may be used as a basis for the calculation. Similar group solvency requirements are required to be fulfilled by the local parent companies of insurance subsidiary groups in the different EU jurisdictions.

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

     German law also provides for similar requirements for the asset management sector. The responsibility for this consolidation for the Allianz Dresdner Asset Management companies which are comprised of Allianz Dresdner Asset Management AG and its subsidiaries, lies with Allianz Dresdner Asset Management International GmbH, a German based financial services institution.

                            FINANCIAL CONGLOMERATES

     In December 2002, the EU adopted a directive that provides for assessment of the capital requirements of a financial conglomerate on the group level, supervision of risk concentration and intra-group transactions and prevention of double-leveraging of the capital of the holding or parent company, i.e. once in the holding or parent company and a second time in the subsidiary ("double gearing"). The Allianz Group is a financial conglomerate within the scope of this directive. The EU member states are required to transpose this directive into national law for the fiscal year beginning on or after January 1, 2005. It is expected that the German legislator adopts the respective amendments to the German Insurance Supervision Act in 2004 to implement the directive.

     In the United States, the Gramm-Leach-Bliley Financial Modernization Act of 1999 substantially eliminates barriers separating the banking, insurance and securities industries in the United States. The act allows the formation of diversified financial services firms that can provide a broad array of financial products and services to their customers. In addition, the act permits insurers and other financial services companies to acquire banks.

                                   INSURANCE

EUROPEAN UNION

     Under the Treaty of Rome of 1957, Germany and the other EU member states are required to implement EU legislation into domestic law and to take EU legislation into account in applying domestic law. EU legislation can take several forms. If legislation takes the form of a EU regulation, the regulation is directly applicable as binding law in all member states. If legislation takes the form of a EU directive, the directive creates an obligation for the member states to implement and transpose the directive into their national legal systems. In addition, certain directives include "self-executing" features that are directly binding on member states, although the directives still require formal transposition into national legislation.

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

     Insurance selling activities are generally regulated by the regulatory authorities in the country in which the sale of the insurance product takes place. On January 15, 2003, a new EU directive on insurance mediation became effective. Under this directive, insurance and reinsurance intermediaries are required to register in their home member state and to possess appropriate knowledge and ability, as determined by their home member state. Member states are required to implement this directive effective January 15, 2005. The impact of the new directive on Allianz Group companies in EU member states depends on how the directive will be implemented by the member states. Consequently, we cannot assess the potential impact of the directive.

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

     Amounts payable to policyholders at the maturity of endowment policies underwritten by German life insurance companies include a "guaranteed benefit" an amount that, in practice, is equal to a legally mandated maximum rate of return on actuarial reserves. This rate is currently 2.75% per year for policies issued on or after January 1, 2004. For policies issued on or after July 1, 2000, the maximum rate of return is 3.25% per annum and for policies issued through June 30, 2000 this rate is 4,0%. For policies issued prior to 1995, the maximum rate is 3.5% or 3.0%, depending on the generation of tariff. On policies written through 1994, German life insurance companies are obliged by regulations to allocate for the benefit of policyholders at least 90% of their annual surplus. In 1994 and 1996, the laws and the regulations, respectively, were modified, and on policies written since June 30, 1994 and thereafter, German life insurance companies are obliged by the modified regulations to allocate for the benefit of policyholders at least 90% of their net interest yield on assets corresponding to technical reserves. In addition, holders of policies written after June 30, 1994 are entitled to participate in "appropriate amounts" of profit from sources other than assets, mainly from earnings related to risk management and cost management. The amount required to be allocated to policyholders may be used to directly increase a policyholders profit participation or to contribute to the policyholder's profit reserve. In general, the amount contributed to the policyholders profit reserve may be used only for the policyholders profit participation. In the event of an overall loss and to avoid an emergency situation, the insurer may use parts of the policyholder profit reserve to cover the loss with the approval of the BaFin if doing so is in the interest of the policyholders. The profit reserve is accordingly included in the calculation of the life insurer's solvency margin. The respective determinations and calculations are based on German statutory accounting principles. These statutory accounting principles were amended on March 26, 2002, with respect to impairment charges for equity, investment funds and other fixed-interest rate and non-fixed-interest rate securities. This amendment has a stabilizing effect on statutory profits and profit participation.

     In December 2002, Protektor Lebensversicherungs-AG (Protektor) was founded. Protektor is a life insurance company whose role is to protect policyholders of all German life insurers. Protektor intervenes in cases where other attempts to prevent insolvency of a German life insurer have failed. In such cases, Protektor takes over the contract portfolios of the respective company, managing and consolidating them with the goal of subsequently selling these portfolios. All German life insurance companies are obliged to be shareholders of Protektor and thus to finance its capital. This obligation is limited to one percent of the shareholders own capital investments as of December 31, 2001. In addition, no shareholder of Protektor may hold more than 10 percent of the capital of Protektor. Therefore, the obligation to finance Protektor is limited for each shareholder to a maximum of ten percent of E5,230 million. The latter amount will be subject to review in 2007. Therefore, Allianz Lebensversicherungs-AG's maximum obligation to Protektor is E523 million in the aggregate. During 2003, Protektor intervened in one case in which Allianz Lebensversicherungs-AG was required to contribute E24 million. Consequently, Allianz Lebensversicherungs-AG's outstanding commitment to Protektor was E499 million at December 31, 2003. Currently, a reform of the German Insurance Supervision Act is under discussion to implement a mandatory life insurance guarantee scheme (Sicherungsfonds). The outcome of this legislative initiative and its impact on Protektor is currently unclear.

     The Retirement Savings Act (Altersvermogensgesetz), which is intended to reform the pension system in Germany, took effect on January 1, 2002. This act provides for state subsidies, in the form of either direct subsidies or, under certain circumstances, tax benefits. The prerequisite for state subsidies is that the underlying products contain certain characteristics entitled to certification by the BaFin. The main characteristic is that at least the amount that has been paid in premiums is available at maturity and that life-long benefit payments be guaranteed. Administration costs of the certified products may be high due to the complex state subsidy process. The Retirement Savings Act also intends to foster company old-age provision. As of January 1, 2002, employees are entitled by law to request that parts of their compensation be converted into company old-age provision. In addition to the already existing pension schemes, (Pensionskassen) the new law and the regulations promulgated there under permit the establishment of pension schemes for employees within separate legal entities (Pensionsfonds), as new means of company old-age provision, which are treated as life insurers under the German Insurance Supervisory Act. Both Pensionskassen and Pensionsfonds are supervised by the BaFin.

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

     German health insurance companies are required to appoint and register a chief actuary and an independent trustee with the BaFin. Premiums are calculated in accordance with established actuarial and legal principles and are required to provide an adequate reserve for the increased likelihood of poor health in old age. Health insurance policies may provide for premium increases to cover inflation and the increased costs of medical treatment and other developments. However, any such adjustments must be approved by an independent trustee. For German private health insurance companies apply the same restrictions on the allocation of assets as described above for German life insurers.

     Since the beginning of 2000, Allianz Private Health has also been required by law to allocate to its policyholders 90% of interest surplus, which is a component of statutory profits. Like endowment and other life insurance products, health insurance products include mandatory profit-sharing features, whereby Allianz Private Health, like any other German private health insurer, returns 80% of the statutory profit on its health business, after the payment of claims and claims costs, the establishment of reserves, payment of taxes and other expenses, to policyholders annually, generally in the form of premium subsidies or rebates. These serve to limit premium increases for policyholders in higher age brackets or to refund parts of the premiums to customers who did not request claims compensation in the previous year. As with the Group's endowment policies in Germany, the actual level of profit sharing the Group provides its policyholders is, for competitive reasons, in excess of the statutory minimum and has been between 85% and 90% of statutory profits in recent years.

     In January 2003, the specific income threshold for German statutory health insurance coverage was raised by the German legislator in order to stabilize and maintain the statutory health-care system. As a consequence, the number of individuals who are able to choose protection under the private healthcare system decreased, but the law also created new business opportunities for supplementary insurance for individuals insured under statutory health insurance plans. Further changes to the German healthcare system were implemented which reduced the benefits of the statutory scheme, in particular with a view to reducing its costs. Providers of the statutory scheme are allowed to offer additional health care programs and to co-operate with private health insurance companies what means that changes in the sales system of private health insurance companies may occur.

     Since the financing of the statutory health insurance system is not yet stabilized and the health insurance business is confronted with an aging society, changes to the overall health care system are further under discussion.

     To protect health insurance policyholders, the private health insurance sector founded in July 2003 "Medicator AG" (Medicator). Medicator is a company whose role is to intervene in cases where other attempts to protect insolvency of a German health insurer have failed. Medicator has not yet been active and the German private health insurance companies have not yet assigned special obligations with respect to Medicator. Besides this, a reform of the German Insurance Supervision Act is under discussion to implement a mandatory health insurance guarantee scheme (Sicherungsfonds).

FRANCE

     On August 1, 2003 the so called "law on financial security" was implemented. Based on this law, the activities of French insurance companies, including AGF, which are governed by the French Insurance Code are supervised by the Commission de Controle des Assurances, des Mutuelles et des Institutions de Prevoyance (CCAMIP). The CCAMIP is an independent administrative authority that supervises the financial position and solvency of French insurance companies and their compliance with applicable insurance regulations, including statutory accounting principles and financial and technical management regulations. Insurers are required to make periodic filings of financial, accounting and statistical statements with the CCAMIP. Any change in the articles of association of French insurance companies must also be approved by the Insurance Commission CCAMIP. The CCAMIP may examine the accounts of French insurance companies at any time. French insurance companies may not engage on an ongoing basis in any commercial activity other than that of providing insurance coverage and directly related activities.

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

UNITED KINGDOM

     Insurance companies in the United Kingdom are regulated under the Financial Services and Markets Act 2000 (or FSMA). The FSMA provides the framework for the regulation of all business activities within the financial services sector in the United Kingdom, including life insurance and general insurance companies such as our subsidiary Allianz Cornhill. The FSMA provides that no firm may carry on a regulated activity in the United Kingdom in the insurance, securities, banking or pension sectors, unless it has been authorized to do so under the FSMA or exempted from it. The Financial Services Authority (or FSA) has been created as a single regulator for the insurance, securities, banking and pension sectors in the United Kingdom. The FSA enforces detailed requirements that firms have to meet in order to receive authorization, including requirements relating to minimum capital, internal governance systems and risk control, and the suitability of management and controlling shareholders. A self-regulatory body known as the General Insurance Standards Council (or GISC) has also been established to ensure compliance by general insurance companies with applicable codes of business conduct. The Treasury has announced that the FSA will assume statutory responsibility for the conduct of the sale of general insurance by intermediaries and insurance companies from January 15, 2005. Accordingly, self regulation by the GISC will cease at that time. The FSA also establishes the conditions on which the home country principle is implemented with respect to insurance, securities and banking, granting a European financial services "passport."

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

     In some areas, UK regulations establish customer information rights that exceed the disclosure standards mandated by the relevant EU directives. Under those regulations policyholders who are consumers may challenge the terms of policies which they claim are unfair or unclear. The Office of Fair Trading and certain consumer groups are empowered to enforce these regulations by requiring revised contracts when the terms of existing contracts appear to contravene the regulations.

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

     U.S. property-casualty and life insurers are also subject to risk based capital (or RBC) guidelines, which provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should have for regulatory purposes, taking into account the risk characteristics of the company's investments and products. The RBC requirements establish capital requirements for four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to various asset, premium and reserve items, with the factors being higher for those items with greater underlying risk and lower for less risky items. An insurance company's RBC ratio will vary over time depending upon many factors, including its earnings, the mix of assets in its investment portfolio, the nature of the products it sells and its rate of sales growth, as well as changes in the RBC formulas required by regulators. The RBC guidelines are intended to be a regulatory tool only, and are not intended as a means to rank insurers generally. Each of our U.S. insurance subsidiaries met its statutory minimum RBC ratios at December 31, 2003.

     Although the federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways. The Federal Fair Credit Reporting Act, which is designed to promote accuracy and ensure the privacy of information used in consumer reports, provides a broad federal preemption of state laws regulating the dissemination of financial information. In November 2002, the Terrorism Risk Insurance Act
(TRIA) was signed into law. This legislation requires insurers to offer coverage for terrorist acts in their commercial property and casualty insurance policies, and establishes a federal program to reimburse insurers for a portion of the losses so insured. These mandatory rules have implications for Allianz Group companies doing business in the United States. The TRIA is scheduled to expire at the end of 2005 and efforts are already underway to have it extended in order to provide longer term stability for commercial risks in the insurance marketplace. Aside, the Department of Treasury may in the course of 2004 rescind the duty for insurers to provide terrorism coverage. In this case, insurers can not longer claim state compensation for damages caused by terrorist attacks. However, should this occur, insurers anticipate that several large states may impose their own law to regulate terrorism coverage.

     In addition, our U.S. subsidiaries are subject to the restrictions on fund transfers and other activities under the USA PATRIOT Act of 2001, which, although it affects primarily our banking and investment services subsidiaries, also applies to our insurance subsidiaries. On September 18, 2002, the Treasury Department issued proposed rules regarding Section 352 of the USA PATRIOT Act, requiring financial institutions to establish anti-money laundering programs. In the proposed rules, application of this provision to insurers has been limited to life insurers, annuity issuers and any other insurance product with investment features similar to life insurance. According to an interim rule released by the Treasury Department on October 25, 2002, other insurance and financial services companies are exempted from the requirement to establish anti-money laundering programs until final rules have been issued. Although the publication of final rules with respect to insurance companies is still pending, our U.S. life insurance subsidiaries have implemented programs to comply with applicable Treasury rules. The Treasury Department has postponed the adoption of rules related to the customer identification provision of Section 326 of the USA PATRIOT Act. However, all financial institutions are required to scan their customers for potential matches to the list of Specially Designated Nationals issued by the Office of Foreign Assets Control.

     There are a number of proposals for regulation which may significantly affect the U.S. market. These include the establishment of an optional federal charter for insurance and reinsurance companies; employee benefits regulations; changes to pension and retirement savings laws; the establishment of an asbestos trust fund to provide compensation to persons who have suffered injury as a result of asbestos exposure, and the taxation of insurance companies and their products. Also being debated are proposals to modernize and enhance the efficiency of the state insurance regulation and federal class action reform legislation, which would move most class action cases from state court into the federal court. With the exception of class action reform legislation, these initiatives are mostly in a preliminary stage and, consequently, we cannot assess their potential impact at this time.

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

     Another field of harmonization which is of importance for financial institutions is securities trading. The EU directive on offering prospectuses, which came into force on December 31, 2003, provides for harmonized rules with respect to the contents and filing of prospectuses for publicly traded securities.

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

     All banks in Germany, including Dresdner Bank, are subject to comprehensive governmental supervision and regulation, also on a consolidated basis, by the BaFin in accordance with the German Banking Act (Kreditwesengesetz, or the German Banking Act). The BaFin is authorized to issue regulations and guidelines implementing the provisions of the German Banking Act and other laws affecting German banks. The German Banking Act and the regulations issued there under have been amended over time to implement the recommendations on banking supervision issued by the Basle Committee on Banking Supervision and the relevant European Council Directives.

     The BaFin supervises the operations of all banks, including Dresdner Bank, to ensure that they conduct their business in accordance with the provisions of the German Banking Act and other applicable German laws and regulations. Particular emphasis is placed on compliance with capital adequacy and liquidity requirements, lending limits and restrictions on certain activities imposed by the German Banking Act and the regulations promulgated thereunder. The BaFin is empowered to request information and documentation on business matters from the banks. The BaFin may conduct on-site inspections without specific cause. Reports by a bank's auditor (Prufungsberichte) have to be submitted to the BaFin and the Deutsche Bundesbank (the Bundesbank), the German central bank.

REGULATION BY THE BUNDESBANK

     The BaFin carries out its banking supervision role in close cooperation with the Bundesbank. The authority to issue administrative orders that are binding on specific banks is vested solely with the BaFin. Before issuing general regulations which affect the Bundesbank the BaFin must consult with the Bundesbank and must obtain its consent. The Bundesbank is responsible for organizing the collection and analysis of the periodic and other reports from the banks.

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

     Liable Capital of a bank organized as a stock corporation consists principally of (i) paid-in share capital without cumulative preferred stock (Vorzugsaktien), (ii) capital reserves, (iii) earnings reserves which are disclosed in the bank's annual balance sheet, (iv) net profits which are shown in audited interim financial statements and which will not be used for distribution or the payment of taxes, (v) the fund for general banking risks pursuant to Section 340g of the German Commercial Code, (vi) capital paid in by silent partners which meets certain conditions set forth in the German Banking Act, including subordination to all other creditors and participation in the bank's losses, (vii) reserves for general banking risks pursuant to

Section 340f of the German Commercial Code, provided that such reserves may not exceed 4% of the book value of such receivables and securities, (viii) preferred stock, (ix) capital paid in consideration of profit participation rights (Genussrechtsverbindlichkeiten) which meets certain conditions set forth in the German Banking Act, including subordination to all creditors in the case of insolvency and participation in the bank's losses, (x) long-term subordinated debt with a term of at least five years meeting certain conditions set forth in the German Banking Act, including subordination to all creditors in the case of insolvency, (xi) certain revaluation reserves and (xii) reserves pursuant to
Section 6b of the German Income Tax Act (Einkommensteuergesetz) up to 45%, less certain positions that are required to be deducted. The capital components set forth in items (i) through (vi) above, less balance sheet losses, certain intangible assets (including goodwill) and certain other items, constitute the core capital. Supplementary Capital is the portion of Liable Capital referred to in items (vii) through (xii) above. The distinction between Core Capital and Supplementary Capital reflects the ability of the capital components to cover losses. Core Capital, with the highest ability to cover losses, corresponds to Tier I capital, and Supplementary Capital corresponds to Tier II capital as such terms are used in U.S. capital adequacy rules. The German Banking Act provides that the aggregate amount of Supplementary Capital must not exceed the Core Capital. In addition, the sum of long-term subordinated debt must not exceed 50% of Core Capital. The German Banking Act also requires that certain investments in banks or financial institutions and certain other items, be deducted in computing Liable Capital.

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

     Capital adequacy rules must not only be met by a bank and its banking subsidiaries on an individual basis, but also by the entire banking group. In addition to the calculation and reporting requirements under the German Banking Act as described above, Dresdner Bank has adopted the risk-adjusted capital guidelines (or Basle Accord) promulgated by the Basle Committee on Banking Supervision (BIS-rules) and therefore calculates and reports to the BaFin and the Bundesbank also pursuant to BIS-rules.

     The capital adequacy rules apply also to financial holding groups such as the Allianz Dresdner Asset Management companies.

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

     In addition, the banking industry has voluntarily set up various protection funds for the protection of depositors. Most private sector commercial banks, including Dresdner Bank, are members of the Einlagensicherungsfonds, a deposit protection association with a fund which covers liabilities to each creditor up to a certain amount. Obligations vis-a-vis other banks and other persons described by the fund's articles of association are not covered. Furthermore, the articles of association provide for certain restrictions not related to specific creditors, but rather to categories of obligations. Payments from the Einlagensicherungsfonds generally cover the portion of a deposit not already covered by the Compensation Institution. Members are required to provide certain information to the association and the Prufungsverband deutscher Banken e.V., an institution for the auditing of German banks. This auditing institution conducts its own inspections of banks in order to reduce the risk of failures within the deposit protection system.

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

MORTGAGE BANKS

     Through Dresdner Bank, we hold 28.5% of the shares of Eurohypo AG, a mortgage bank. In Germany, mortgage banks are regulated by a special statute. The German Mortgage Bank Act (Hypothekenbankgesetz), in addition to the German Banking Act. Under the Mortgage Bank Act, mortgage banks are authorized to finance themselves through the issuance of mortgage bonds (Hypothekenpfandbriefe) and public-debt bonds (Kommunalschuldverschreibungen). These bonds are generally long-term bonds with an original maturity of four years or longer, the principal and interest of which are at all times required to be covered by a pool of specified qualifying assets. Mortgage-backed bonds are backed by mortgage loans extended by the mortgage bank that cover 60% or less of the market value of the respective real estate property, and public-debt backed bonds are backed by communal loans extended by the mortgage bank to German public authorities or entities organized under public law or to member states of the EU or to the contracting states to the agreement on the European Economic Area (or EEA), or which are guaranteed or otherwise secured by such persons. Separate pools are maintained for the mortgage-backed bonds and for the public-debt backed bonds. The qualifying assets remain on the mortgage bank's balance sheet. In case of insolvency proceedings relating to the mortgage bank, the asset pools constituting cover will be exempt from such proceedings.

INVESTMENT COMPANIES

     In Germany, investment funds are managed by investment companies, which are specialized credit institutions and subject to the German Banking Act and the German Investment Act (Investmentgesetz). The German Investment Act came into force on January 1, 2004 and transforms an European Directive relating to investments in undertakings for collective investment in transferable securities (UCITS-Directive) into national law. It regulates certain categories of investment funds, including hedge-funds and provides for specific investment restrictions. The BaFin supervises the investment company's compliance with the applicable investment restrictions. Within Allianz Group, DEUTSCHER INVESTMENT-TRUST Gesellschaft fur Wertpapieranlagen mbH (dit) and dresdnerbank investment management Kapitalanlagegesellschaft mbH (dbi) are investment companies.

     Basically, an investment fund must be segregated from the investment company's own assets and is not a legal entity. Therefore the assets of the investment fund may either be jointly owned by the investors or owned by the investment company as trustee.

     Investment companies are not subject to the above mentioned capital and liquidity requirements. Currently only a limited version of the above described Solvency Ratio is of relevance for those investment companies which offer fund products eligible for state subsidies under the Retirement Savings Act (Altersvermogensgesetz). See "-- Insurance -- Germany -- Life Insurance."

FINANCIAL SERVICES INSTITUTIONS

     Financial Services Institutions are enterprises that provide certain financial services described by the German Banking Act. These financial services include investment and contract brokering, portfolio management and own-account trading with financial instruments for third parties.

     To engage in the provision of financial services, an authorization by the BaFin is required. The supervision and regulation of financial services institutions is substantially similar to the regulation and supervision of banks. Like investment companies, certain financial services institutions are exempted from the capital and liquidity requirements described above.

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

FRANCE

     Under French law, investment and investment services companies dealing with financial instruments must be authorized by the Comite des Etablissements de Credit et des Entreprises d'Investissement (Banque de France) and by the Autorite des Marches Financiers (which has been created by the August 1, 2003 Law on Financial Security) if they act under the portfolio management status. They are subject to the supervision of the Autorite des Marches Financiers for the dealing with listed financial instruments and for their portfolio management activity. Banks in France, including our Dresdner Bank subsidiary Dresdner Bank Gestions France, must be authorized by the Comite des Etablissements de Credit et des Entreprises d'Investissement (Banque de France) and are subject to the supervision of the Commission Bancaire (Banque de France). The supervision extends to all the activities of French banks, including their capital adequacy, shareholdings in other companies and limitation of risk. The Paris branch of Dresdner Bank is a "passported" bank in France in accordance with the provisions of EU directives as implemented in French law. As such it is primarily regulated by the BaFin.

     Banks are required to file monthly reports to the Commission Bancaire. Changes of shareholdings in French banks do need approval by the Comite des Etablissements de Credit et des Entreprises d'Investissement (Banque de France).

     French securities regulations prescribe a minimum amount of share capital for investment and investment services companies and impose certain requirements on company management and shareholders. The companies must also submit a business plan with their application for authorization. There are also regulatory restrictions with respect to equity capital on limitation of risks, and specific disclosure rules must be observed. In addition, the Autorite des Marches Financiers oversees the dealings of investment and investment services companies with investors, including the provision of appropriate information to investors, and supervise control procedures within these companies. The Autorite des Marches Financiers supervises compliance with market rules, and the fairness of transactions.

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

UNITED STATES

     Allianz of America, Inc., Allianz Dresdner Asset Management of America L.P., Pacific Investment Management Company LLC, Oppenheimer Capital, Nicholas-Applegate, RCM Capital Management LLC and other financial services subsidiaries of Allianz AG in the United States are registered as investment advisers under the Investment Advisers Act of 1940. Many of the investment instruments managed by these financial services subsidiaries, including a variety of mutual funds and other pooled investment vehicles, are registered with the SEC under the Investment Company Act of 1940. The investment advisory activities of these financial services subsidiaries are subject to various U.S. federal and state laws and regulations. These laws and regulations relate to, among other things, limitations on the ability of investment advisers to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an adviser or its affiliates and advisory clients, as well as general anti-fraud provisions. The failure to comply with these laws or regulations may result in possible sanctions, including the suspension of individual employees, limitations on the activities in which the investment adviser may engage, suspension or revocation of the investment adviser's registration as an adviser, censure and/or fines.

     Federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund and variable insurance product industries. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous proposals for legislative and regulatory reforms, including mutual fund governance, new disclosure requirements concerning mutual fund share classes, commission breakpoints, revenue sharing, advisory fees, market timing, late trading, portfolio pricing, annuity products, hedge funds, and other issues. It is difficult to predict at this time whether changes resulting from new laws and regulations will affect the industries or our investment management businesses, and, if so, to what degree.

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

     Dresdner Bank provides commercial banking services in the United States through its New York and Grand Cayman Branches. Dresdner Bank's U.S. banking activities are accordingly subject to regulation, supervision and examination by the Federal Reserve Board under the U.S. Bank Holding Company Act of 1956, as amended (or BHCA), and the International Banking Act of 1978, as amended (or
IBA). The New York Branch of Dresdner Bank is licensed, supervised and examined by the New York State Banking Department.

     The Gramm-Leach-Bliley Act of 1999 substantially eliminated barriers separating the banking, insurance and securities industries in the United States. According to this act, a bank holding company that has effectively elected to become a financial holding company under the Federal Reserve Regulation may conduct business activities either directly or through its subsidiaries that were previously prohibited for bank holding companies. Dresdner Bank became a financial holding company under the Gramm-Leach-Bliley Act in 2000. To qualify as a financial holding company, a bank is required to meet the criteria of being well-managed and well-capitalized. A foreign bank that is well-capitalized has capital ratios equal to or comparable with those required for a well-capitalized U.S. bank, i.e. a Tier I capital ratio of 6% and a total capital to total risk-based assets ratio of 10%. Dresdner Bank is currently in compliance with these capital requirements. In the event of non-compliance with these criteria, a financial holding company may be required to limit previously authorized financial activities and, in the event of continued non-compliance, to cease its banking activities in the United Sates or to engage only in such activities conducted by it or its subsidiaries as are permissible for bank holding companies that are not financial holding companies. As a result of its ownership of Dresdner Bank, Allianz AG is also subject to the supervision of the Federal Reserve Board under the BHCA and the IBA and has elected to be treated as a financial holding company. Allianz AG's status as a financial holding company became effective on June 30, 2004.

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

     Under the German Securities Trading Act (Wertpapierhandelsgesetz, or WpHG), holders of voting securities of a German company listed on a regulated market within the European Union or within the other contracting states to the agreement on the EEA must notify the company and the BaFin in writing and without delay (at the latest, within seven calendar days) of the level of their holding whenever that holding reaches, exceeds or falls below 5%, 10%, 25%, 50% or 75% of the company's voting rights. Also, a German company receiving such notification of shareholding must generally publish such notification without undue delay.

     The German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Ubernahmegesetz, or WpUG) applies to all offers to acquire shares and certain other securities issued by stock corporations and partnerships limited by shares (Kommanditgesellschaften auf Aktien) that are domiciled in Germany and admitted to trading on an regulated market in the European Economic Area (or EEA). The WpUG provides that any shareholder obtaining direct or indirect control, which is defined as 30% or more of the voting rights, of a stock corporation or of a partnership limited by shares, is required to make a mandatory takeover offer to all other shareholders of the company.

     Similar regulations relating to acquisition of control have been established as well in other jurisdictions inside and outside of the EU in which we do business. State insurance holding company statutes in the United States applicable to Allianz AG's U.S. insurance subsidiaries generally provide that no person may acquire control of Allianz AG, and thus indirect control of its U.S. insurance subsidiaries, without the prior approval of the appropriate insurance regulators. Generally, any person who acquires beneficial ownership of 10% or more of the outstanding ordinary shares or voting power of Allianz AG would be presumed to have acquired such control unless the appropriate insurance regulators, upon application, shall determine otherwise.

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

     Insurers have in the past been able to seek individual exemption under applicable antitrust laws for insurance pools that were not eligible for block exemption and other restrictions on competition. As of May 1, 2004 this procedure is no longer available. As of this date, certain restrictive practices may be automatically exempt by law if they meet specific requirements and have an overall positive effect on competition. The companies involved in such practices have to assess whether these requirements are met.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                              CORPORATE GOVERNANCE

GENERAL

     Allianz AG is a German stock corporation. The corporate bodies of Allianz AG are the management board (Vorstand), the supervisory board (Aufsichtsrat) and the general meeting (Hauptversammlung). The management board and the supervisory board are separate and no individual may serve simultaneously as a member of both boards. This dual board system is required by German law.

     The management board is responsible for managing the day-to-day business of Allianz AG in accordance with the German Stock Corporation Act (Aktiengesetz, or
AktG) and the articles of association of Allianz AG. The management board is bound by applicable German law, the articles of association of Allianz AG as well as its internal rules of procedure (Geschaftsordnung). The management board represents Allianz AG in its dealings with third parties. The supervisory board oversees the management of Allianz AG. It is also responsible for appointing and removing the members of the management board and representing Allianz AG in connection with transactions between a member of the management board and Allianz AG. The supervisory board may not make management decisions, but the supervisory board or the articles of association must determine that certain types of transactions require the supervisory board's prior consent.

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

     The management board is required to ensure that adequate risk management and internal monitoring systems exist within Allianz AG to detect risks relating to the Allianz Group's business activities at the earliest possible stage.

GERMAN CORPORATE GOVERNANCE RULES

     Principal sources of enacted corporate governance standards for German stock corporations are the German Stock Corporation Act (Aktiengesetz) and the German Co-determination Act (Mitbestimmungsgesetz). In addition, the German Corporate Governance Code (the "Code") published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002, presents essential statutory regulations for the corporate governance of German listed companies. The aim of the Code is to make the German corporate governance rules related to German listed stock corporations transparent for national and for international investors. As a German listed company, Allianz AG is subject to both the German Stock Corporation Act and the German Corporate Governance Code.

     The Code comprises a set of best-practice guidelines. In addition to restating various corporate governance-related provisions of German law, the Code contains approximately 50 "recommendations," which reflect widely recognized and well-established standards of corporate governance, and approximately 25 "suggestions," which incorporate additional standards for the sound and responsible management and supervision of a listed company. Topics covered by the German Corporate Governance Code include:

     - The composition and responsibilities of the management board, the compensation of management board members, and rules for avoiding and resolving conflicts of interest;

     - The composition and responsibilities of the supervisory board and committees of the supervisory board, the compensation of supervisory board members, and rules for avoiding and resolving conflicts of interest;

     - The relationship between the management board and the supervisory board;

     - Transparency and disclosure in periodic reports; and

     - Reporting on, and auditing of, the company's annual financial statements.

     Although the German Corporate Governance Code does not have the force of law, the Code has a legal basis through the declaration of compliance required by Section 161 of the German Stock Corporation Act, which entered into force in 2002 and requires that the management board and the supervisory board of a covered company declare annually either

          (i) that the company has complied, and does comply, with the recommendations set forth in the German Corporate Governance Code, or, alternatively,

          (ii) which recommendations the company has not complied, or does not comply, with (so-called "comply or explain" system).

     On December 17, 2003, our management board and supervisory board issued the declaration of compliance. You will find the wording of this declaration on our website under www.allianzgroup.com. (Reference to this "uniform resource locator" or "URL" is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)

     Furthermore, you will find a summary of significant differences between Allianz AG's corporate governance practices and the NYSE corporate governance standards at the Allianz Group's homepage under www.allianzgroup.com. (Reference to this "uniform resource locator" or "URL" is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)

                                MANAGEMENT BOARD

     The management board of Allianz AG currently consists of ten members. Under the articles of association of Allianz AG, the supervisory board determines the size of the management board, although it must have at least two members. Under the articles of association, Allianz AG may be legally represented by two members of the management board or by one member of the management board and the holder of a general commercial power of attorney (Prokura), which entitles its holders to carry out all legal acts and transactions on behalf of Allianz AG. In addition, pursuant to a filing with the commercial register in Munich, Allianz AG may also be represented by two holders of a general commercial power of attorney. The supervisory board represents Allianz AG in connection with transactions between a member of the management board and Allianz AG. To the extent that a supervisory board committee is entitled to decide on a specific matter in lieu of the supervisory board, the right of representing Allianz AG vis-a-vis the management board in that matter can be transferred to the relevant supervisory board committee.

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

     The current members of the management board, their areas of responsibility, the year in which each member was first appointed, the year in which the term of each member expires, and the principal supervisory or management board memberships outside the Allianz Group, respectively, are as follows:

                                                   YEAR FIRST   YEAR CURRENT
NAME                       AREA OF RESPONSIBILITY  APPOINTED    TERM EXPIRES   PRINCIPAL OUTSIDE BOARD MEMBERSHIPS
----                       ----------------------  ----------   ------------   -----------------------------------
Michael Diekmann.........  Chairman of the            1998          2007       Member of the supervisory Boards of
                           management board                                    BASF AG, Linde AG (deputy chairman)
                                                                               and Lufthansa AG
Dr. Paul Achleitner......  Group Finance              2000          2009       Member of the supervisory boards of
                                                                               Bayer AG, MAN AG, RWE AG and OIAG
Detlev Bremkamp..........  Europe II                  1991          2005       Member of the supervisory boards of
                                                                               ABB AG (Deutschland) and Hochtief
                                                                               AG
Jan R. Carendi...........  Americas                   2003          2005       None
Dr. Joachim Faber........  Allianz Dresdner Asset     2000          2009       Member of the supervisory boards of
                           Management (ADAM)                                   Bayerische Borse AG, Infineon
                                                                               Technologies AG, and Societa
                                                                               Metallurgica Italiana S.p.A.
Dr. Reiner Hagemann......  Europe I                   1995          2007       Member of the supervisory boards of
                                                                               E.ON Energie AG, Schering AG and
                                                                               Steag AG
Dr. Helmut Perlet........  Group Controlling,         1997          2007       None
                           Financial Risk
                           Management,
                           Accounting, Taxes,
                           Compliance
Dr. Gerhard Rupprecht....  Group Information          1991          2005       Member of the supervisory boards of
                           Technology, Life                                    Heidelberger Druckmaschinen AG,
                           Insurance Germany                                   Quelle AG and ThyssenKrupp
                                                                               Automotive AG
Dr. Herbert Walter.......  Allianz Dresdner           2003          2007       Member of the supervisory boards of
                           Banking                                             Deutsche Borse AG, Banco Popular
                                                                               Espanol and TSV Munchen von 1860
                                                                               GmbH & Co.KG aA
Dr. Werner Zedelius......  Growth Markets             2002          2009       Member of the board of directors of
                                                                               Allianz C.P. Life Insurance Co.
                                                                               Ltd. and Rosno

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

     The members of the management board may be contacted at the business address of Allianz AG.

                               SUPERVISORY BOARD

     In accordance with the articles of association of Allianz AG and the German Co-determination Act (Mitbestimmungsgesetz), the supervisory board of Allianz AG consists of 20 members, ten of whom are elected by the shareholders and ten of whom are elected by the employees of the German companies of the Allianz Group. Three of the employee representatives are representatives of the trade unions represented in the Allianz Group in Germany. The general meeting may remove any supervisory board member it has elected by a simple majority of the votes cast. The employee representatives may be removed with a majority of three-quarters of the votes cast by those employees who elected them. In addition, any member of the supervisory board may resign by written notice to the management board.

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

     The supervisory board has established a Standing Committee, an Audit Committee, a Personnel Committee and a Mediation Committee.

     Standing Committee. The Standing Committee, which comprises the chairman of the supervisory board, his deputy and three additional members elected by the supervisory board, may approve or disapprove certain transactions of Allianz AG to the extent that such transactions do not fall under the competency of any other committee or are required to be decided by plenary meeting of the supervisory board. The Standing Committee examines the corporate governance of Allianz AG, drafts the declaration of compliance and examines the efficiency of the work of the supervisory board. In addition, it determines the guest status of non-members who wish to attend supervisory board meetings as well as changes in form to the articles of association. The Standing Committee held four meetings in 2003. The members of the Standing Committee are Dr. Henning Schulte-Noelle as chairman, Norbert Blix, Dr. Gerhard Cromme, Peter Haimerl and Dr. Manfred Schneider.

     Audit Committee. The Audit Committee, established in September 2002, comprises five members elected by the supervisory board. The Audit Committee prepares the decisions of the supervisory board about the Allianz Group's annual financial statements, the consolidated financial statements and the appointment of the auditors and ascertains the independence of the auditors. Furthermore, the Audit Committee assigns the mandate to the auditors, sets priorities for the audit and determines the compensation of the auditors. In addition, it examines the quarterly reports. After the end of the fiscal year, the Audit Committee examines the Allianz Group's annual financial statements and the consolidated financial statements, examines the risk monitoring system and discusses the auditor's report with the auditors. The Audit Committee held five meetings in 2003. The members of the Audit Committee are Dr. Manfred Schneider as chairman, Dr. Gerhard Cromme, Prof. Dr. Rudolf Hickel, Frank Ley and Dr. Henning Schulte-Noelle.

     Personnel Committee. The Personnel Committee consists of the chairman of the supervisory board and two other members elected by the supervisory board. It prepares the appointment of members of the management board. In addition, it tends to on-going personnel matters of the members of the management board including their membership on boards of other companies, the payments they receive and the structure of group equity incentives. See "-- Stock-based Compensation Plans -- Group Equity Incentive (GEI) Plans." The Personnel Committee held four meetings in 2003. The members of the Personnel Committee are Dr. Henning Schulte-Noelle as chairman, Norbert Blix and Dr. Gerhard Cromme.

     Mediation Committee. The Mediation Committee consists of the chairman of the supervisory board and his representative elected according to the rules of the German Co-determination Act of 1976, one member elected by the employees and one member elected by the shareholders. Under sec. 27(3) of the German Co-determination Act, the Mediation Committee is charged with the solution of conflicts in the appointment of members of the management board. If the supervisory board in a vote on the appointment or recall of a member of the management board fails to obtain the required majority, the Mediation Committee has to present a proposal to the supervisory board. There arose no need for the Mediation Committee to meet in 2003. The members of the Mediation Committee are Dr. Henning Schulte-Noelle as chairman, Norbert Blix and Hinrich Feddersen. A fourth member will be elected in September 2004.

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

     The current members of the supervisory board of Allianz AG, their principal occupations, the year in which each member first served on the supervisory board, the year in which the current term of each member expires and principal memberships in statutory supervisory boards of each member outside the Allianz Group, respectively, are as follows:

                                                           YEAR FIRST   YEAR CURRENT   PRINCIPAL OUTSIDE BOARD
NAME                             PRINCIPAL OCCUPATION      APPOINTED    TERM EXPIRES         MEMBERSHIPS
----                             --------------------      ----------   ------------   ------------------------
Dr. Henning Schulte-Noelle,
  Chairman(1)..................  Former chairman of the       2003          2008       Member of the
                                 management board of                                   supervisory boards of
                                 Allianz AG                                            E.ON AG, Siemens AG and
                                                                                       ThyssenKrupp AG
Norbert Blix, Deputy
  Chairman(2)..................  Employee, Allianz            1997          2008       None
                                 Versicherungs-AG
Dr. Wulf H. Bernotat(1)........  Chairman of the              2003          2008       Member of the management
                                 management board of E.ON                              boards of E.ON AG
                                 AG                                                    (chairman), Ruhrgas AG,
                                                                                       Metro AG, RAG
                                                                                       Aktiengesellschaft,
                                                                                       Powergen Limited
                                                                                       (Chairman) and Sydkraft
                                                                                       (Chairman)
Dr. Diethart Breipohl(1).......  Former member of the         2000          2008       Member of the
                                 management board of                                   supervisory boards of
                                 Allianz AG                                            Beiersdorf AG,
                                                                                       Continental AG,
                                                                                       KarstadtQuelle AG, KM
                                                                                       Europa Metal AG
                                                                                       (chairman), and Credit
                                                                                       Lyonnais
Bertrand Collomb(1)............  President du Conseil         1998          2008       Member of the board of
                                 d'Administration Lafarge                              directors of ATCO Ltd.
                                                                                       and Member of the
                                                                                       Conseil d'Administration
                                                                                       of Total and Vivendi
                                                                                       Universal.
Dr. Gerhard Cromme(1)..........  Chairman of the              2001          2008       Member of the
                                 supervisory board of                                  supervisory boards of
                                 ThyssenKrupp AG                                       ThyssenKrupp AG
                                                                                       (chairman), Axel
                                                                                       Springer Verlag
                                                                                       Aktiengesellschaft,
                                                                                       Siemens AG, Deutsche
                                                                                       Lufthansa AG, E.ON AG,
                                                                                       Ruhrgas AG, Volkswagen
                                                                                       AG, Suez S.A. and BNP
                                                                                       Paribas.
Claudia Eggert-Lehmann(2)......  Employee, Dresdner Bank      2003          2008       None
                                 AG

                                                           YEAR FIRST   YEAR CURRENT   PRINCIPAL OUTSIDE BOARD
NAME                             PRINCIPAL OCCUPATION      APPOINTED    TERM EXPIRES         MEMBERSHIPS
----                             --------------------      ----------   ------------   ------------------------
Hinrich Feddersen(2)...........  Member of the federal        2001          2008       Member of the
                                 steering committee of                                 supervisory boards of
                                 ver.di (Vereinte                                      Deutscher Ring
                                 Dienstleistungs-                                      Lebensversicherungs AG
                                 gewerkschaft)                                         and Basler Versicherung
                                                                                       Beteiligungsgesellschaft
                                                                                       mbH
Peter Haimerl(2)...............  Employee, Dresdner Bank      2001          2008       None
                                 AG; Chairman of the
                                 works council of
                                 Dresdner Bank
Professor Dr. Rudolf
  Hickel(2)....................  Professor of Finance,        1999          2008       Member of the
                                 University of Bremen                                  supervisory boards of
                                                                                       Salzgitter Stahl und
                                                                                       Technologie AG,
                                                                                       Howaldtswerke Deutsche
                                                                                       Werft AG and Gewoba
                                                                                       Aktiengesellschaft fur
                                                                                       Wohnen und Bauen
Dr. Renate Kocher(1)...........  Chairman Institut fur        2003          2008       Member of the
                                 Demoskopie, Allensbach                                supervisory boards of
                                                                                       MAN AG and BASF AG
Frank Ley(2)...................  Employee, Allianz            1993          2008       None
                                 Lebensversicherungs-AG;
                                 Chairman of the works
                                 council of Allianz
                                 Lebensversicherungs-AG
Dr. Max Link(3)................  Employee, Allianz            2004          2008(5)    None
                                 Versicherungs-AG
Karl Neumeier(2)...............  Employee, Allianz            2003          2008       None
                                 Versicherungs-AG
Sultan Salam(2)................  Employee, Dresdner Bank      2003          2008       None
                                 AG
Dr. Albrecht Schafer(4)........  General Counsel of           2004          2008(5)    None
                                 Siemens AG
Dr. Manfred Schneider(1).......  Chairman of the              1998          2008       Member of the
                                 supervisory board of                                  supervisory boards of
                                 Bayer AG                                              Bayer AG (chairman),
                                                                                       DaimlerChrysler AG,
                                                                                       Linde AG (chairman),
                                                                                       METRO AG, RWE AG and TUI
                                                                                       AG
Margit Schoffer(2).............  Employee, Dresdner Bank      2003          2008       None
                                 AG
Dr. Herbert Scholl(1)..........  Managing director of         1998          2008       Managing director of
                                 Robert Bosch GmbH                                     Robert Bosch GmbH and
                                                                                       member of the
                                                                                       supervisory board of
                                                                                       BASF AG
Professor Dr. Dennis
  Snower(6)....................  Professor of Economics,      2004          2005(7)    None
                                 University of London

---------------

(1) Elected by Allianz AG's shareholders.

(2) Elected by the employees of the German companies of the Allianz Group.

(3) Elected by the employees of the German companies of the Allianz Group as a substitute member.

(4) Elected by Allianz AG's shareholders as a substitute member.

(5) The term of substitute members expires at the end of the Annual General Meeting in which a successor of the replaced supervisory board member is elected and not later than the time at which the regular term of the replaced supervisory board member would have expired. The term of the replaced supervisory board member would have expired in 2008.

(6) Appointed by court as substitute member.

(7) It is intended to nominate the substitute member for election at the Annual General Meeting scheduled for May 4, 2005.

     The members of the supervisory board may be contacted at the business address of Allianz AG.

                     COMPENSATION OF DIRECTORS AND OFFICERS

     Management Board. Total compensation for members of our management board includes a fixed component (the basic salary) and a variable component. Beginning in 2002, the variable component consisted of the annual bonus, which includes individual elements and elements based on company performance, and a three-year bonus, from which payments to members of the management board can be made for the first time in 2004.

     The total compensation paid by the Allianz Group to the management board for 2003 was approximately E22.9 million. The compensation allocated to the management board in 2003 consisted of variable compensation of approximately E15.5 million and fixed compensation of approximately E7.3 million compared to E9.5 million and E7.9 million in 2002, respectively.

     In addition to these amounts, in 2003 the Allianz Group paid an amount of approximately E1,1 million to increase pension reserves and reserves for similar obligations in favor of active members of the management board.

     Furthermore, Group Equity Incentives (GEI) were granted by Allianz Group to members of the management board in the form of stock appreciation rights (SAR) and restricted stock units (RSU) as described under "-- Stock-based Compensation Plans -- Group Equity Incentive (GEI) plans". The Group equity incentives were granted in 2003 for a price of E65.91 (average of the daily closing rate of the Allianz share in Xetra trading on the 10 trading days following the Annual General Meeting for fiscal 2002). The value of the rights granted in 2003 was E9.5 million at the date of grant. Of this total, E4.7 million correspond to the value of the SAR granted and E 4.8 million to the value of the RSU granted. No payouts on SAR granted in previous years were made. Outstanding Group Equity Incentives are valued on a quarterly basis and posted under the Allianz Group website. For additional information on the appreciation rights held by members of our management board, see Note 45 to our consolidated financial statements. See also "-- Stock-based Compensation Plans -- Group Equity Incentive (GEI) plans" below.

     In 2003, pensions and other benefit payments for former members of the management board amounted to E8.2 million. E4.2 million were set aside in 2003 for compensating the claims of former members of the management board. An amount of E39.8 million was set aside for current and future pension benefits of former members of the management board and their beneficiaries.

     Supervisory Board. Pursuant to our articles of association, each member of the supervisory board receives an annual fixed remuneration of E4,000 and in addition, a remuneration of E500 for every cent by which the dividend per share declared by the Annual General Meeting exceeds the amount of 15 cents. The chairman of the supervisory board receives twice, and each vice chairman one and a half times these amounts. Each member of a supervisory board committee (except the Mediation Committee and the Audit

Committee) receives an additional 25% of these amounts, while the chairman of these committees receives an additional 50%. Members of the Audit Committee receive an additional annual fixed remuneration of E30,000, while the chairman receives an additional E45,000. Members of the supervisory board who served for only part of the fiscal year receive one twelfth of the annual remuneration for each initiated month of service. This applies in the same manner to the members of supervisory board committees. The total annual remuneration of a member of the supervisory board shall not exceed twice, and the remuneration of the chairman of the supervisory board shall not exceed three times the sum of the annual fixed compensation and the additional dividend-related compensation of a member of the supervisory board who has none of these specific positions. Allianz AG reimburses all supervisory board members for their out-of-pocket expenses and the value-added tax payable on these salaries. In addition, Allianz AG provides insurance coverage and technical support to the supervisory board members to the extent reasonably adequate to carry out their supervisory board duties.

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

                                SHARE OWNERSHIP

     As of June 18, 2004, the members of the management board and the supervisory board held less than 1% of our ordinary shares issued and outstanding. As of such date, based on our share register, the members of the management board and the supervisory board held in the aggregate approximately 2,800 ordinary shares of Allianz AG.

                                   EMPLOYEES

     As of December 31, 2003, Allianz Group had more than 173,000 employees worldwide, of whom more than 82,000, or approximately 47.3%, were employed in Germany. A large number of our German employees are covered by collective bargaining agreements or similar arrangements. In the past three years, there have been no work stoppages or strikes at our various sites that have arisen from collective bargaining disputes or for other reasons which had a material adverse effect on the Allianz Group's results of operations. We believe that our employee relations are good.

     The following table shows the average number of employees of the Allianz Group by region for the years ended December 31, 2003, 2002 and 2001.

                                                                AT DECEMBER 31,
                                                          ---------------------------
                                                           2003      2002      2001
                                                          -------   -------   -------
Germany.................................................   82,245    87,398    87,589
Rest of Europe..........................................   63,538    66,657    61,892
NAFTA...................................................   12,098    12,644    14,722
Rest of World...........................................   15,869    14,952    15,743
                                                          -------   -------   -------
  Total.................................................  173,750   181,651   179,946
                                                          =======   =======   =======

                         STOCK-BASED COMPENSATION PLANS

GROUP EQUITY INCENTIVE (GEI) PLANS

     Group Equity Incentives support the orientation of senior management, and in particular the Management Board, toward the long-term increase of the value of the company. In 1999, we introduced Stock Appreciation Rights (SAR) through which part of the total remuneration is directly tied to the development of the Allianz share price. In 2003, Restricted Stock Units (RSU) with a 5-year vesting period were issued for the first time. Allianz senior management worldwide is entitled to participate in these Group Equity Incentives.

     Awards were granted by the respective companies in accordance with uniform group-wide conditions. The grant price for SAR and RSU applicable for the award is calculated on the basis of the average daily closing price of the Allianz share in Xetra trading on the 10 trading days following the Annual General Meeting of Allianz AG. The grant price for the GEI plan 2004 is E83.47.

     The number of SAR and RSU offered is set individually for each participant and is determined on the basis of the grant price, the economic development of the value of Allianz AG and the respective responsible company and individual elements such as fixed remuneration and performance. The volume of rights granted and thus the potential gain for the participant depends essentially on the economic performance.

     For additional information on our Group Equity Incentive Plans see Note 45 to our consolidated financial statements.

                         EMPLOYEE STOCK PURCHASE PLANS

     Allianz AG offers its shares to qualified employees in Germany and abroad at favorable conditions within pre-defined timeframes. To be eligible, employees must have been employed for a minimum period of six continuous months prior to the share offering and no notice of termination of employment must have been served. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares. Allianz AG and each participating Allianz Group subsidiary establishes a restricted period of at least one and maximum five years during which employees may not transfer the shares after purchasing them. After this period, the shares are not subject to vesting or other restrictions. The eligible employees of the Allianz Group acquired a total of 944,625 ordinary shares under such arrangements in 2003.

     For additional information on our Employee Stock Purchase Plans, see Note 45 to our consolidated financial statements.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The outstanding capital stock of Allianz AG consists of ordinary shares without par value that are issued in registered form. Under the articles of association, each outstanding ordinary share represents one vote. Major shareholders do not have different voting rights. Based on our share register, as of June 18, 2004, we had approximately 555,300 registered shareholders, of which approximately 1,760 were U.S. holders. Based on our share register, approximately 7.5% of our ordinary shares issued were held by such U.S. holders. Although our shareholders are generally required when registering to indicate their respective names, addresses and, in the case of legal entities, whether they hold on behalf of a third party, many of our ordinary shares may be held of record by brokers, trustees or other nominal holders who are not required to provide such information with regard to beneficial holders. As a result, the number of holders of record or registered U.S. holders may not be representative of the actual number of beneficial U.S. holders. See also "Directors, Senior Management and Employees -- Share Ownership."

     Under the German Securities Trading Act, holders of voting securities of a listed German company must notify the German Federal Financial Supervisory Authority and the company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50%
and 75% of a company's shares. The provisions of the German Securities Trading Act provide several criteria for attribution of shares.

     The following table sets forth information about beneficial ownership of our ordinary shares as of the indicated date as to each person (or group of affiliated persons) known by us, through documents filed publicly with the United States Securities and Exchange Commission (the "SEC"), to own beneficially more than 5% of the ordinary shares issued and outstanding, and as adjusted for recent changes in our outstanding ordinary shares. In addition, where different, we have indicated the percentage ownership provided by such shareholders in the filings under the new German reporting requirements discussed above.

                                                                    OWNERSHIP     OWNERSHIP
                                              NUMBER OF ORDINARY   REPORTED IN   REPORTED IN
                                              SHARES REPORTED IN       SEC         GERMAN
NAME OF BENEFICIAL OWNER                         SEC FILINGS         FILINGS     FILINGS(2)
------------------------                      ------------------   -----------   -----------
Munich Re...................................      46,908,267(1)      12.8%(1)      18.1%(3)

---------------

(1) As of December 31, 2003, as reported on February 12, 2004. In its report, Munich Re stated that such percentage was based on a total number of 366,362,608 outstanding ordinary shares by Allianz as of December 31, 2003, but did not include ordinary shares of Allianz AG owned by Allianz Group companies or by HypoVereinsbank.

(2) Percentages have been rounded to a single decimal place.

(3) As reported under the German Securities Trading Act on April 2, 2003.

     As of June 18, 2004, 384,718,750 ordinary shares were issued but only 366,734,935 were outstanding, primarily due to the holding of 17,155,008 ordinary shares by Herakles Beteiligungs-Gesellschaft mbH, a wholly owned Dresdner Bank subsidiary.

     Significant changes in the percentage ownership held of record by any of our major shareholders in the last three years were as follows:

     - the share ownership of Munich Re decreased from slightly less than 25% as of October 2000 to approximately 12.8% of our outstanding ordinary shares on December 31, 2003, as reported to the SEC on February 12, 2004

     - the share ownership of Deutsche Bank as reported to the SEC decreased from approximately 6.9% as of February 2001 to 3.4% as of June 30, 2003; and

     - the share ownership of HypoVereinsbank as reported under German law decreased from approximately 6.8% as of October 2000 to less than 5% in 2002.

                           RELATED PARTY TRANSACTIONS

     Allianz Group companies maintain various types of business relations (particularly in the area of insurance, banking and asset management) to related enterprises. Those relations are based on ordinary market terms. In particular, the business relations with associated companies which are active in the insurance business take on various forms and may also include special service, computing, reinsurance, cost-sharing and asset management agreements whose terms are deemed appropriate by management. Similar relationships may exist with pension funds, foundations, joint ventures and companies which provide services to Allianz Group companies.

     The following report relates to material business relationships with associated enterprises and enterprises in which the Allianz Group held ownership interest between 10% and 20% during the last fiscal year and enterprises which held such ownership interest in Allianz AG.

MUNCHENER RUCKVERSICHERUNGS-GESELLSCHAFT AKTIENGESELLSCHAFT

     At the beginning of fiscal year 2003 the ownership interest of Allianz Group in Munich Re's share capital was above 20%. The ownership interest was reduced in the course of the first quarter 2003 to below

20%. As a result, Munich Re was as of that time no longer an associated company of the Allianz Group. During the course of fiscal 2003 Allianz Group further reduced its ownership interest in Munich Re and as of December 31, 2003 held only approximately 12.4% of Munich Re's share capital. On March 2, 2004 a further reduction of ownership interest occurred as a result of the exchange of the MILES-bond in Munich Re shares so that Allianz Group's ownership interest in Munich Re's share capital was reduced to 9.4%. Pursuant to German insurance group solvency rules, Allianz's interest in Munich Re is no longer considered as a participation.

     Munich Re has also reduced its ownership interest in Allianz AG during 2003 and as of December 31, 2003 Munich Re held 12.2% of Allianz AG's share capital. Taking into account the treasury shares held by Allianz Group as of this date this corresponds to an ownership percentage of 12.8%.

     The relationship between Allianz AG and Munich Re was set forth in the past in the so-called Principles of Cooperation of May 2000. After several transactions during 2001 and 2002, including the reduction of mutual participation in each other and the mutual participations in other insurance companies, this contract became irrelevant and was formally canceled with effect from December 31, 2003. Also, mutual board interlocks had been terminated. Certain reinsurance relationships between both enterprises will continue. Furthermore, a continuing quota share agreement provides that Munich Re shall provide reinsurance for 10.5% of the gross self-retention of the insurance business of the companies of Allianz's German Property -- Casualty Group via Allianz AG. According to an agreement dated December 2001 the mutually ceded reinsurance volume is to be adjusted on a step-by-step basis by 2008. The reinsurance relationship between Munich Re and Allianz Leben will also continue on the basis of the old agreements until 2010. In addition, a variety of reinsurance and retrocession agreements exists between specific subsidiaries of the Allianz Group and Munich Re which determine which insurance business the Munich Re Group or the Allianz Group will receive. The conditions of those reinsurance arrangements between the Groups are subject to arms-length, third party-terms.

     In 2003, the Allianz Group ceded to and assumed from companies of the Munich Re Group total premiums of E2,250 million and E650 million, respectively.

     In April 2001, the Allianz Group, Dresdner Bank (an Allianz Group subsidiary as of July 2001), a Dresdner Bank subsidiary and others entered into a series of transactions whereby Allianz Group provided Munich Re shares to be delivered to ERGO Versicherungsgruppe AG (Ergo) shareholders in connection with Munich Re's acquisition of the minority interest of Ergo pursuant to the public cash and share offers described below. The purpose of this transaction, including all individual agreement components, was to allow Munich Re to acquire Ergo in July 2001 and at the same time achieve the previously agreed reduction in cross-shareholdings between the Allianz Group and Munich Re. Additionally, the transaction structure was designed to come within recently enacted changes in German tax law which took effect as of January 1, 2002, and under which capital gains on the disposal of equity interests were treated as tax-free.

     The framework agreement for this transaction (the "Ergo Framework Agreement") was executed by the Allianz Group and all other parties on April 19, 2001, establishing the basic terms of: (i) a public cash tender offer for shares of Ergo; (ii) parallel share offer by Munich Re for shares of Ergo; (iii) a series of share lending agreements between DME Umtauschgesellschaft (DME) and Dresdner Bank, a Dresdner Bank subsidiary and a third-party entity (the "Lending Agreement"); and (iv) a forward sale agreement between DME and the Allianz Group, pursuant to which DME acquired Munich Re shares to use, in part, in repayment of the shares under the Lending Agreement (the "Forward Sale Agreement").

In accordance with the Ergo Framework Agreement, the Allianz Group delivered 7,065,563 Munich Re shares (an approximate 4% interest of Munich Re) to DME in July 2001, which were then delivered to Ergo shareholders. In January 2002, DME acquired 11,213,035 Munich Re shares (an approximate 6.3% interest in Munich Re) from the Allianz Group via the Forward Sale Agreement. Of the 11,213,035 shares delivered by the Allianz Group under the Forward Sale Agreement in January 2002, 7,065,563 shares were immediately used by DME, as required by the Ergo Framework Agreement, to satisfy its return obligation to the Allianz Group under the Lending Agreement.

     Based on the specific facts and circumstances of this transaction, under both IFRS and U.S. GAAP, the Allianz Group recorded a sale of the 7,065,563 shares delivered under the Lending Agreement in July 2001 resulting in: (i) derecognition of the 7,065,563 shares of Munich Re; and (ii) recording a 2001 capital gain of E866 million, before tax and minority interest. The delivery of the 11,213,135 Munich Re shares under the Forward Sale Agreement in January 2002 was recorded as an inter-Allianz Group transfer of 7,065,563 Munich Re shares and a sale of the remaining 4,147,472 Munich Re shares resulting in: (i) derecognition of the 4,147,472 shares of Munich Re; and (ii) recording a 2002 capital gain of E1,317 million.

TERROR RISK INSURANCE COMPANIES

     In the aftermath of the terrorist attack of September 11, 2001, terror risk insurance companies were founded in Germany and Luxembourg to address the existing shortage of direct insurance and reinsurance coverage for major risks in the international markets. The shareholders of these companies are a number of direct insurers and reinsurers, including companies of the Allianz Group. At December 31, 2003, Allianz Versicherungs-AG held a 16% interest in Deutsche EXTREMUS Versicherungs-AG (EXTREMUS). EXTREMUS was registered on October 22, 2002, and had equity capital of E57 million. At December 31, 2002, Munich Re held a 16% interest in EXTREMUS. On the basis of the E10 billion state guarantee granted by the Federal Republic of Germany, EXTREMUS is able to provide excess coverage of up to E13 billion for terror risks encountered in Germany. At December 31, 2003, Allianz AG also held an 18.2% interest in Special Risk Insurance and Reinsurance Luxembourg S.A. (SRIR). SRIR was registered on April 4, 2002, and has an equity capital of E289 million at December 31, 2003.

LOANS TO MEMBERS OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD

     In the normal course of business, and subject to applicable legal restrictions, members of the Management Board and the Supervisory Board had been granted loans by Dresdner Bank and other Group companies. Such loans are subject to the usual conditions in the industry. No additional loans were granted in 2002 and 2003. On December 31, 2003, loans to Management Board members granted in previous years by subsidiaries of Allianz AG amounted to E0.086 million (2002: E0.5 million).

ITEM 8.  FINANCIAL INFORMATION

            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See pages F-1 forward for the consolidated financial statements required by this item.

                               LEGAL PROCEEDINGS

GENERAL

     Allianz Group companies are involved in legal, regulatory and arbitration proceedings in Germany and a number of foreign jurisdictions, including the United States, involving claims by and against them, which arise in the ordinary course of their businesses, including in connection with their activities as insurance, banking and asset management companies, employers, investors and taxpayers. It is not feasible to predict or determine the ultimate outcome of the pending or threatened proceedings. Management does not believe that the outcome of these proceedings, including those discussed below, will have a material adverse effects on the financial position or results of operations of Allianz Group, after consideration of any applicable reserves.

LITIGATION

     In May 2001, a consolidated class action complaint seeking class action status, In re Deutsche Telekom Securities Litigation, was brought against Dresdner Bank AG and other defendants in the United States District Court for the Southern District of New York by purported purchasers of Deutsche Telekom American Depositary Shares (ADSs). The securities were issued pursuant to a registration statement filed with the SEC on May 22, 2000 and pursuant to a prospectus dated June 17, 2000. Dresdner Bank AG, which was one of the underwriting syndicate's joint global coordinators, was one of the named defendants. The complaint alleges that the offering prospectus contained material misrepresentations and/or omissions relating to Deutsche Telekom. In October 2002, the court granted the plaintiffs' motion for class certification. The action seeks rescission of the sales and damages in an as yet unspecified amount. Management of Dresdner Bank AG believes the complaint against Dresdner Bank AG is without merit.

     In July 2002, the German Federal Cartel Office (Bundeskartellamt) commenced an investigation against several property-casualty insurance companies in Germany, in connection with alleged coordinated behavior to achieve premium increases for the commercial and industrial property and liability insurance business and submitted written charges to several insurance companies, among them Allianz Versicherungs-AG, on July 19, 2003. Allianz Versicherungs-AG commented in writing on the charge. A decision of the German Federal Cartel Office is still outstanding.

     In December 2001 the European Commission commenced an investigation involving several insurance companies operating in London, including a subsidiary of Allianz AG, in connection with alleged anticompetitive behavior related to aviation war risk insurance in the London market. It is currently not possible to predict the outcome of this proceeding.

     On November 5, 2001, a lawsuit, Silverstein v. Swiss Re International Business Insurance Company Ltd., was filed in the United States District Court for the Southern District of New York against certain insurers an reinsurers, including a subsidiary of Allianz AG which is now named Allianz Global Risks U.S. Insurance Company. The complaint seeks a determination that the terrorist attack of September 11, 2001 on the World Trade Center constituted two separate occurrences under the alleged terms of various coverages. Allianz Global Risks U.S. Insurance Company has also filed suit against Silverstein on January 2, 2002, in connection with the coverage issues arising from the September 11, 2001 attack on the World Trade Center. This suit and other related suits have been consolidated for discovery and other purposes. On January 30, 2003, the court rejected a motion for assessment by Allianz Global Risks U.S. Insurance Company and referred this issue to the jury. In June 2004, Allianz Global Risks U.S. Insurance Company filed again a motion for a summary judgment. Based on the policy wording of the respective insurance contract, management believes that Silverstein's claims will not succeed as far as they are based on the theory of two occurrences. In connection with the terrorist attack of September 11, 2001 Allianz Group recorded net claims expense of approximately E1.5 billion in 2001 for the Allianz Group on the basis of one occurrence. In the event that liability is premised under a two occurrence theory, Allianz AG estimates that the Allianz Group may have an additional net exposure of approximately E80 million.

     On December 19, 2002, the insolvency administrator of KirchMedia GmbH & Co. KGaA (KirchMedia) made a formal demand on Dresdner Bank AG to compensate the insolvency assets (Insolvenzmasse) of Kirch Media for the loss of a 25% shareholding in the Spanish television group Telecinco. This shareholding had been pledged by subsidiaries of KirchMedia to Dresdner Bank AG as collateral for a loan of E500 million from Dresdner Bank to KirchMedia's holding company, TaurusHolding GmbH & Co. KG (or TaurusHolding). Following TaurusHolding's default on the loan in April 2002 and insolvency in June 2002, Dresdner Bank AG enforced its security interest and acquired through a subsidiary the Telecinco shareholding in a forced auction sale. The insolvency administrator contends that the pledge was created under circumstances that cause it to be invalid or void and may initiate legal action against Dresdner Bank AG. The management of Dresdner Bank AG believes that there is no valid basis for the insolvency administrator's demand. At the end of June 2004, the 25% shareholding in Telecinco was placed within Telecinco's initial public offering.

     On May 24, 2002, pursuant to a statutory squeeze-out procedure, the general meeting of Dresdner Bank AG resolved to transfer shares from its minority shareholders to Allianz AG as principal shareholder in return for payment of a cash settlement amounting to E51.50 per share. The amount of the cash settlement was established by Allianz AG on the basis of an expert opinion, and its adequacy was confirmed by a court-appointed auditor. Some of the former minority shareholders applied for a court review of the appropriate amount of the cash settlement in a mediation procedure (Spruchverfahren), which is pending with the district court (Landgericht) of Frankfurt. Management believes, that a claim to increase the cash settlement does not exist. In the event that the court were to determine a higher amount as an appropriate cash settlement, this would affect all approximately 16 million shares which were transferred to Allianz AG.

     On May 6, 2004, the U.S. Securities and Exchange Commission (SEC) filed civil fraud charges in U.S. federal court against PEA Capital LLC, PA Fund Management LLC, PA Distributors LLC, all subsidiaries of Allianz Dresdner Asset Management of America L.P. (ADAM of America), and certain officers concerning alleged tolerance of market timing. Market timing is the repeated buying and selling of fund shares to benefit from market movements and as such is generally not illegal, unless it violates the limitations set out in the respective fund prospectuses. The suit alleges violations of the U.S. anti-fraud rules and seeks injunctive and monetary relief. Negotiations with the SEC continue and in that connection certain ADAM of America subsidiaries have responded to an inquiry from the SEC concerning the status of the New Jersey consent order (described below) under a law that bars from the investment advisory business any entities (and affiliates) that are enjoined from securities law violations. Certain ADAM of America subsidiaries have entered into the above mentioned consent order with the Attorney General of the State of New Jersey settling a similar suit brought in New Jersey state court. Pacific Investment Management Company LLC was dismissed from that proceeding and so was not a party to that order. Since February 2004, ADAM of America and many of its U.S. subsidiaries have also been named as defendants in multiple civil U.S. lawsuits commenced as putative class actions. Some of these lawsuits relate generally to the same facts that are the subject of the regulatory proceedings discussed above and some relate to the utilization of fund portfolio securities commissions for distribution of fund shares. The outcome of these proceedings cannot be predicted at this stage.

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

     For information regarding annual dividends paid from 1999 through 2003, see "Key Information -- Dividends."

                              SIGNIFICANT CHANGES

     For a description of significant developments since the date of the annual financial statements included in this annual report, see Note 46 to the consolidated financial statements.

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

                                                        PRICE PER
                                                        ORDINARY
                                                        SHARE(1)             DAX
                                                      -------------   -----------------
                                                      HIGH     LOW     HIGH       LOW
                                                      -----   -----   -------   -------
                                                           (E)
ANNUAL HIGHS AND LOWS
1999................................................  313.5   214.5   6,958.1   4,678.7
2000................................................  399.2   285.9   8,065.0   6,200.7
2001................................................  358.3   185.8   6,795.1   3,787.2
2002................................................  257.9    68.1   5,462.6   2,598.0
2003................................................  101.5    41.1   3,965.2   2,203.0
2004 (through June 18, 2004)........................  111.2    80.7   4,151.8   3,276.1

QUARTERLY HIGHS AND LOWS
2002
First quarter.......................................  259.5   212.2   5,462.6   4,745.6
Second quarter......................................  254.1   164.7   5,343.9   4,099.1
Third quarter.......................................  188.1    78.4   4,483.0   2,769.0
Fourth quarter......................................  109.1    69.4   3,380.2   2,597.9
2003
First quarter.......................................   89.5    41.1   3,157.3   2,203.0
Second quarter......................................   78.2    43.4   3,304.2   2,450.2
Third quarter.......................................   95.0    69.6   3,668.7   3,146.6
Fourth quarter......................................  101.5    76.0   3,965.2   3,276.4
2004
First quarter.......................................  111.2    86.2   4,151.8   3,726.1
Second quarter (through June 18, 2004)..............   94.4    80.7   4,134.1   3,754.4

                                                        PRICE PER
                                                        ORDINARY
                                                        SHARE(1)             DAX
                                                      -------------   -----------------
                                                      HIGH     LOW     HIGH       LOW
                                                      -----   -----   -------   -------
                                                           (E)
MONTHLY HIGHS AND LOWS
2003
October.............................................   92.2    76.0   3,656.0   3,276.6
November............................................   95.9    88.3   3,797.4   3,638.0
December............................................  101.5    92.6   3,965.2   3,806.5
2004
January.............................................  111.2    97.6   4,151.8   3,995.9
February............................................  106.9   100.2   4,141.5   3,991.4
March...............................................  101.3    86.2   4,146.0   3,726.1
April...............................................   94.4    88.5   4,134.1   3,924.9
May.................................................   90.9    80.7   4,022.1   3,754.4
June (through June 18, 2004)........................   87.7    83.5   4,021.6   3,864.2

---------------

(1) Adjusted to reflect the capital increase in April 2003.

     On June 18, 2004, the closing sale price per Allianz AG ordinary share on XETRA was E86.91, which was equivalent to $105.49 per ordinary share, translated at the closing buying rate for Euros on such date.

     Based on turnover statistics supplied by Bloomberg, the average daily volume of the ordinary shares of Allianz AG traded on the Frankfurt Stock Exchange (XETRA) between January 2, 2004 and June 18, 2004 was 2,750,247.

TRADING ON THE NEW YORK STOCK EXCHANGE

     Official trading of Allianz AG ADSs on the New York Stock Exchange commenced on November 3, 2000. Allianz AG ADSs trade under the symbol "AZ."

     The following table sets forth, for the periods indicated, the high and low closing sales prices per Allianz AG ADS as reported on the New York Stock Exchange Composite Tape:

                                                               PRICE PER
                                                                  ADS
                                                              -----------
                                                              HIGH   LOW
                                                              ----   ----
                                                                  ($)
ANNUAL HIGHS AND LOWS
2000 (from November 3, 2000)................................  37.5   33.4
2001........................................................  37.6   18.7
2002........................................................  25.2    7.5
2003........................................................  12.7    5.0
2004 (until June 18, 2004)..................................  14.0    9.6

QUARTERLY HIGHS AND LOWS
2002
First quarter...............................................  25.2   20.7
Second quarter..............................................  25.1   17.9
Third quarter...............................................  20.4    8.6
Fourth quarter..............................................  12.3    7.5
2003
First quarter...............................................  10.5    5.0
Second quarter..............................................   9.3    5.3
Third quarter...............................................  10.6    8.2
Fourth quarter..............................................  12.7    9.0
2004
First quarter...............................................  14.0   10.6
Second quarter (until June 18, 2004)........................  11.4    9.6

MONTHLY HIGHS AND LOWS
2003
October.....................................................  10.8    9.0
November....................................................  11.2   10.5
December....................................................  12.7   11.3
2004
January.....................................................  14.0   12.5
February....................................................  13.7   12.6
March.......................................................  12.6   10.6
April.......................................................  11.4   10.5
May.........................................................  10.9    9.6
June (until June 18, 2004)..................................  10.8   10.2

     On June 18, 2004, the closing sales price per Allianz AG ADS on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was $10.54.

ITEM 10.  ADDITIONAL INFORMATION

                            ARTICLES OF ASSOCIATION

     Information relating to Allianz AG's articles of association is incorporated in this annual report by reference to Allianz AG's Registration Statement on Form 20-F (File No. 1-15154) as filed with the SEC on October 31, 2000. Allianz AG's current articles of association are filed as an exhibit to this annual report.

ORGANIZATION

     Allianz AG is a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act. It is registered in the Commercial Register in Munich, Germany under the entry number HR B 7158.

     The share capital of Allianz AG consists of ordinary shares without par value. As of June 18, 2004, the capital stock of Allianz AG amounts to E 984,880,000. It is sub-divided into 384,718,750 no-par shares, of which 366,734,935 shares were outstanding. See also "Major Shareholders and Related Party Transactions -- Major Shareholders."

OBJECTS AND PURPOSES

     Pursuant to article 1, paragraph 2 of our articles of association the purpose of the Company is the direction of an international group of companies that are active in the areas of insurance, banking, asset management and other financial, consulting and similar services, and to hold ownership interests in insurance companies, banks, industrial companies, investment companies and other companies. As a reinsurer, Allianz AG primarily assumes insurance business from Allianz Group companies and other companies in which Allianz AG holds ownership interests.

     Copies of the articles of association are publicly available from the Commercial Register in Munich. German- and English-language versions are available at our headquarter and at our website. An English translation has been filed with the Securities and Exchange Commission in the United States.

CONDITIONS GOVERNING CHANGES IN CAPITAL

     Allianz AG has several categories of authorized capital, which are set forth in its articles of association. At the Annual General Meeting on May 5, 2004, the shareholders approved the following authorized capital for issuance of new registered shares by the management board, upon the approval of the supervisory board:

     - Up to E450,000,000 in the aggregate on one or more occasions on or before May 4, 2009 by issuing new registered no-par shares against contributions in cash and/or in kind (Authorized Capital 2004/1), of which an amount of E450,000,000 remain as of June 18, 2004. If the capital stock is increased against contributions in cash, the shareholders are to be granted preemptive rights. However, the management board is authorized, upon the approval of the supervisory board, to exclude shareholders' preemptive rights:

      (i) for fractional amounts;

       (ii) if necessary to grant preemptive rights on new shares to holders of bonds issued by Allianz AG or its Group companies that carry conversation or option rights or conversation obligations to such an extent as such holders would be entitled after having exercised their conversation or option rights after any conversation obligations have been fulfilled; and

       (iii) if the issue price is not substantially lower than the market price, subject to certain additional limitations in accordance with the German Stock Corporation Act.

     - Furthermore, the management board is authorized, upon the approval of the supervisory board, to exclude shareholders' preemptive rights in the case of a capital increase against contributions in kind. The management board is also authorized, upon the approval of the supervisory board, to determine the additional rights of the shares and the conditions of their issuance.

     - Up to E10,000,000 in the aggregate on one or more occasions on or before May 4, 2009 by issuing new registered no-par shares against contributions in cash (Authorized Capital 2004/II), of which amount E10,000,000 remain as of June 18 2004. The management board is authorized, upon the approval of the supervisory board:

       (i) to exclude shareholders' preemptive rights in order to issue the new shares to the employees of Allianz AG and Allianz Group companies;

       (ii) to exclude preemptive rights with respect to fractional amounts; and

       (iii) to determine the additional rights of these shares and the conditions of their issuance.

     The shareholders have conditionally increased the share capital by an aggregate amount of E250,000,000.00 through issuance of up to 97,656,250 new registered no-par shares (Conditional Capital 2004). The conditional capital increase shall be carried out only to the extent that conversation or option rights are exercised by holders of bonds that Allianz AG or its Group companies have issued against payment in cash pursuant to the authorization approved by the Annual General Meeting on May 5, 2004, or to the extent that mandatory conversion obligations are fulfilled, and insofar as no other methods of servicing these rights are used.

     With respect to purchases of our own ordinary shares, see Note 13 to our consolidated financial statements.

                                CAPITAL INCREASE

     In April 2003, by way of a rights offering, we raised approximately E4.4 billion, based on a subscription price of E38.00 per share, resulting in net proceeds of approximately E4.3 billion after deduction of the commission payable to the underwriters. We increased our issued share capital by E300,000,000 to E982,408,000 by issuing 117,187,500 new no-par value shares with full dividend entitlement for the 2003 fiscal year. For further information regarding capital increases see also Note 13 to our consolidated financial statements.

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

     This summary is based on German tax laws and typical tax treaties to which Germany is a party as they are in effect on the date hereof and is subject to changes in German tax laws or such treaties. This summary also reflects changes resulting from the Bill on the Reduction of Tax Privileges approved by German legislature in April 2003, which largely became effective immediately, and a package of several tax laws (which we refer to as the German Tax Reform 2004) approved by the German legislature in December 2003. The changes out of the German Tax Reform 2004 were implemented effective January 1, 2004. Several of these changes are to be applied retroactively.

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

TAXATION OF THE COMPANY IN GERMANY

     German corporations with a fiscal year that equals the calendar year, including Allianz AG, have been subject to a corporate income tax rate of 26.5% in 2003. The solidarity surcharge of 5.5% on the net assessed corporate income tax has been retained in 2003, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to approximately 27.96%. For the year 2004, the corporate income tax rate amounts to 25% plus the solidarity surcharge of 5.5% on the net assessed corporate income tax, so that the corporate income tax and the surcharge, in the aggregate, will amount to approximately 26.38%.

     In addition, German corporations are subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation's tax base for corporate income tax purposes.

     From 2004 onwards, tax losses carried forward can be used to offset against taxable profits of a period for an amount not exceeding E1 million. Taxable profits exceeding E1 million may only be set off by 60% against tax losses brought forward from prior periods. Unutilized tax losses can be carried forward without any time limitation.

TAXATION OF DIVIDENDS

     Germany has a classic corporate tax system, which applied for the first time to dividend distributions paid by Allianz AG in 2002 for the financial year 2001. The former corporate income tax credit system has been abolished. Certain transition rules apply in connection with the change from the corporate income tax credit system to the classic corporate tax system.

     Under the new system, a tax credit is no longer attached to the dividends. To avoid multiple levels of taxation in a corporate chain, the law provides for an exemption comparable to a full dividend received deduction for inter-corporate dividends at the level of a German corporate shareholder. However, from 2004 onwards, 5% of the gross dividend is considered non tax deductible expense on each level of a corporate chain for corporate tax as well as for trade tax purposes. German resident individuals are required to recognize 50% of the dividends received as taxable income. Dividends received from non-qualifying participations, which are participations of less than 10%, are subject to trade tax on income in full amount.

IMPOSITION OF WITHHOLDING TAX

     Dividend distributions on or after January 1, 2002 by a German corporation with a calendar year fiscal year are subject to a 20% withholding tax. In addition, a solidarity surcharge at a rate of 5.5% on the withholding tax is levied, resulting in an aggregate rate of withholding tax of 21.1% of the declared dividend. The withholding tax is generally withheld irrespective of whether and to what extent the dividend distribution is exempt at the level of the holder.

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

REFUND PROCEDURE FOR U.S. SHAREHOLDERS

     For shares and ADSs kept in custody with The Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and the solidarity surcharge thereon on a trial basis. Under this procedure, The Depository Trust Company may submit claims for refunds payable to eligible U.S. holders (as defined below) under the income tax convention between Germany and the United States, as currently in effect (the "Treaty") collectively to the German tax authorities on behalf of these eligible U.S. holders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to The Depository Trust Company, which will redistribute these amounts to the eligible U.S. holders according to the regulations governing the procedure. The German Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to The Depository Trust Company. Details of this collective procedure are available from The Depository Trust Company.

     You are an "eligible U.S. holder" if you are a U.S. holder (as defined below under "-- United States Taxation") that:

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

TAXATION OF CAPITAL GAINS

     Under German domestic tax law as in effect in 2003, capital gains derived on or after January 1, 2002 by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the five-year period immediately preceding the disposition. In computing the relevant size of a Non-German Holder's shareholding, shareholdings already existing prior to the effective date of the German Tax Reduction Act (approved by the German legislature in July 2000) are also taken into account. Corporate Non-German Holders are exempt from German tax on capital gains derived on or after January 1, 2002 from the sale or other disposition of shares or ADSs in a German corporation with a fiscal year that equals the calendar year. However, from 2004 onwards, 5% of the net capital gain are considered as non tax deductible expense for purposes of corporate income tax as well as trade tax on income. Half of the capital gains realized by the individual Non-German Holders are subject to German individual income tax plus a 5.5% solidarity surcharge.

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

TAXATION OF DIVIDENDS

     If you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and meet other holding period requirements. A proposed "technical correction" would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. The Internal Revenue Service announced that is will permit taxpayers to apply this proposed correction as if such change were already effective. Dividends we pay with respect to the ordinary shares or ADSs generally will be qualified dividend income if you meet the holding period requirement. You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the gross dividend amount, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The currency gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain.

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

TAXATION OF CAPITAL GAINS

     If you are a U.S. holder and sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Gain or loss generally will be treated as arising from sources within the United States for foreign tax credit limitation purposes.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As providers of financial services, we consider risk management one of our core competencies. Risk management is therefore an integrated part of our controlling process. We identify and measure, aggregate and manage risks. The result of this process determines how much capital is allocated to the Group's various divisions.

                          RISK MANAGEMENT ORGANIZATION

RESPONSIBILITIES

     In our business, successful risk management means controlling risks in order to increase the value of the Allianz Group on a sustainable basis. Therefore, the Management Board of Allianz AG formulates the business objectives and allocates the capital resources of the Allianz Group according to return-on investment and risk criteria. As part of our risk-control strategy, we assign responsibility of our risk management process to the respective local entities, so that the risk management process can be more robust and can adapt to changing risk situations in a timely manner. At the same time, the local entities are also responsible for meeting the applicable legal requirements at their respective locations.

     This decentralized approach is complemented by centralized responsibility at our Group Risk Controlling, in Germany, which assesses the Group's overall risk exposure on a local and global basis. In addition to risks that are separately controlled at the respective local entities, Group Risk Controlling control the accumulation of risks of the entire Group. In addition, Group Risk Controlling is also responsible for developing methods and processes for risk assessment and control on a group-wide basis. The Group's risk management activities are supervised by both internal and external auditors. In 2003, we introduced a new Group Risk Policy that is binding for all operational units. Through this Group Risk Policy, we aim to strengthen as well as align the existing risk controlling processes at all our local entities.

     In the beginning of 2003, we established a Group Risk Committee comprising certain members of the Management Board and chaired by our Chief Risk Officer (the head of Group Risk Controlling). The mission of the committee is to promote the development of a comprehensive risk culture in the Allianz Group, manage the Group risk profile and to further improve our risk controlling processes. The Group Risk Committee is responsible to ensure that the capital allocations and risk profile of the Allianz Group are transparent. It is also responsible for providing timely information to the Management Board about the developments on significant risks as well as coordinating the mitigation measures introduced to address these risks.

RISK CATEGORIES

     Our total risk exposure is subdivided into individual risk categories:

     Actuarial Risks. These risks are related to our core insurance business: we must guarantee future payment commitments, and the volume of such payments must be calculated in advance. Different actuarial risks exist in the various insurance lines.

     In property and casualty insurance, actuarial risks arise from an unexpected variance, i.e., the volume of losses exceeds premiums fixed in advance (premium risk), or the payout for claims made is higher than the corresponding provisions (reserve risk).

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

     Market Risks. Market risks result from the volatility of share prices and market parameters, for example interest rates or exchange rates, which lead to portfolio changes in value.

     In the banking business, the market risk especially concerns trading activities, which are shown in the institution's trading portfolio. Unlike our trading portfolio, our non-trading portfolio, which includes customer business and strategic investments, is exposed to long-term factors. Accordingly, the market risk for non-trading portfolio is essentially the interest rate risk that resulted from the granting of long-term fixed-rate loans, which are generally funded in part by short-term deposits. In addition, our non-trading portfolio, which includes loans and deposits denominated in foreign currencies, is also exposed to currency risks.

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

MANAGEMENT THROUGH RISK CAPITAL

     We steer our business activities through our respective local companies. The most important parameters used in our risk-oriented controlling process are Economic Value Added (EVA) and risk capital.

     Risk capital is used as a hedge against unexpected losses. In 2003, we used a risk model that is based on the concept developed by the Standard & Poor's rating agency, for the value based management of our insurance companies within the Economic Value Added (EVA) framework. In the case of Dresdner Bank, we used another internally developed risk model for controlling purposes.

     In 2003, we improved and tested our internally developed risk model for insurance companies. The improved risk model enables us to systematically evaluate internal data by means of models based on the theory of probability. This process takes into account the special characteristics of our local units as well as the specific nature of their risks. Portfolio effects are also incorporated into our risk analyses. In the course of 2004, we will introduce the internal risk capital model into our existing value-based management framework.

RISK CONTROLLING IN OUR INSURANCE BUSINESS

     To control risks in the insurance business, we focus on premium risks, reserve risks, credit and counterparty risks and investment risks.

     Premium Risks. Premium risks are controlled primarily with the help of actuarial models used to calculate premiums and monitor claim patterns. In addition, we issue guidelines for underwriting insurance contracts and assuming insurance risks. In life insurance, we essentially concentrate on biometric risks -- for example, life expectancy, disability, illness and long-term care requirements. We also focus on risks that could arise from future policy cancellations.

     Risk management also includes participation in scientific and technical loss prevention. We regularly carry out technical studies for the manufacturing and automobile industries. The purpose of these studies is to reduce the probability of claims and keep losses to a minimum.

     Natural disasters such as earthquakes, storms and floods represent a special challenge for risk management. Although they happen considerably less frequently than other incidents, the consequences can be far more extensive when, for example, entire regions are devastated. To control such risks, we use special modeling techniques. They involve the combination of data about our portfolio, for instance the geographic distribution of insurance amounts, with natural disaster scenarios in order to estimate the potential for damage. The use of these simulation techniques was further expanded in the reporting year.

     Reserve Risks. We must constitute provisions for insurance claims that have been submitted but not yet settled. The amount is estimated on the basis of past experience and on the use of actuarial methods. We also seek to limit risks by constantly monitoring the development of these provisions and using the information we obtain to make forecasts. In life insurance, methods for calculating reserves take into account the biometric data of the populations insured by using, for example, national mortality tables. See "Information on the Company and Operating and Financial Review and Prospects -- Property-Casualty Insurance Reserves" for a discussion of certain historical data concerning the development of our property-casualty insurance reserves.

     Credit and Counterparty Risks. To limit our liability from insurance business we cede part of the risks we assume to the international reinsurance market. When selecting our reinsurance partners, we consider only companies that offer excellent security. To control this credit risk, we compile groupwide data on receivables from insurance losses. Our Allianz Group companies also use comprehensive rating information for the active management of credit risks. This information is either in the public domain or gathered through internal investigations. Approximately 97% of the Allianz Group's receivables are distributed over reinsurers who were assigned at least an "A" rating by Standard & Poor's.

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

     We monitor market risks by means of sensitivity analyses and stress testing. As protection against exchange rate fluctuations, we back our insurance commitments to a very large extent by funds in the same currency. We limit credit risks by setting high requirements on the creditworthiness of our debtors and by spreading the risk. Through our central credit risk management, we consolidate our exposure according to debtors and across all investment categories and business segments, and we use monthly limit lists to monitor exposure. Approximately 92% of the fixed-interest investments of the insurance companies of Allianz Group have an investment grade rating. More than 86 percent are distributed over debtors that have been assigned at least an "A" rating by Standard & Poor's.

     In individual cases, we use derivative financial instruments such as swaps, options and futures to hedge against changes in prices or interest rates. The end-users of these derivatives are Allianz Group companies. We believe that our internal investment and monitoring rules are stricter than the regulations imposed by supervisory authorities.

     Market and counterparty risks arising from the use of derivative financial instruments are subject to particularly strict control procedures. Credit risks are assessed by calculating replacement values; market risks are monitored by means of stress tests and limited by specifying stop-loss limits.

     We limit liquidity risks by reconciling our investment portfolio with our insurance commitments. In addition, we plan our cash flow from ordinary activities. Asset structure and diversification are other elements in our management of investment risk.

     Organizational Controlling of Investment Risk. In terms of organization, we limit our investment risks through a clear separation of management and controlling functions. Within the Allianz Group, risk management is implemented in cooperation with the local units in a top-down, bottom-up process. The Allianz Finance Committee, which is made up of members of Allianz AG's Management Board, delegates significant decision-making authority to the regional Finance Committees, which monitor activities in their respective regions or countries. The duties and responsibilities at each decision-making level are defined by guidelines issued at the Allianz Group level. These guidelines are then applied by the regional Finance Committees, which formulate specific local investment guidelines. These are adapted according to national legislation and the nature of the local insurance and capital markets. Operational responsibility for investment portfolios lies with the local units.

     Risk Capital. At the end of fiscal 2003, risk capital calculated according to the Standard & Poor's model, and before minority interests, was composed as follows: in property and casualty insurance,

E16.1 billion were allocated for actuarial risks, E1.1 billion for credit and counterparty risks and E3.5 billion for investment risks. Risk capital in life insurance amounted to E10.8 billion.

     As a minimum, the capital we allocate to our local units meets the requirements for an "A" rating from Standard & Poor's.

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

     Credit and Counterparty Risks. These risks are directly linked to granting credits in the banking business. Dresdner Bank controls these risks through guidelines and credit risk committees. The ratings of our customers and their credit engagements represent the central element used in the approval, supervisory and control process in the area of credit and derivatives activities. In this process the various creditworthiness characteristics of the customers are presented in the form of rating classes. As quality control for these rating methods, validation benchmarks were introduced in the reporting year.

     To categorize the default probability of a borrower, a system with 16 different rating classes is used. The first six classes correspond to "investment grade", classes VII to XIV signify "non investment grade." Rating classes XV and XVI are default classes according to the Basel II Definition. At the end of fiscal 2003, about 75% of all counterparty risks in the trading and banking portfolios of the Dresdner Bank Group fell into rating classes I to VI.

     The volume of the overall portfolio is to a great extent determined by the bank's trading business, which involves primarily transactions with counterparties in rating classes I to VI, i. e. with state and local agencies and financial services providers. These counterparties account for approximately 93% of the bank's trading business and 63% of its total portfolio.

     Counterparty risks are centrally controlled by Dresdner Bank's Risk Executive Committee (REC), which is headed by the Chief Risk Officer of Dresdner Bank. This body issues the appropriate guidelines and standards for the risk strategy and risk control. In addition, the Risk Executive Committee decides on essential projects involving a credit risk and has a decisive influence on the modalities of the bank's risk management. The REC is also responsible for the regular review of the overall portfolio.

     The Group Credit Committee was set up to decide on credits which do not fall under the responsibility of the risk management units in the divisions and for which no decision by the Board of Management is required. It will help to further improve the credit approval process.

     In the past fiscal year, credits were transferred from the business segments to the Institutional Restructuring Unit (IRU). These are loans which are not of strategic importance or which are exposed to higher risks. Mainly concerned are credit lines in North and South America and in Germany, as well as commitments in the areas of private equity and commercial real estate. The IRU has the task of reducing these commitments in order to free up risk capital.

     We account for the development of risks in the lending business by making allowances for individual risks and country risks. In setting up risk provisions, we consider the creditworthiness of the borrower, the general economic environment and risk-reducing measures, for example collateral. As of 31 December 2003, total risk provisions in the banking business amounted to E6 billion.

     Counterparty Risk from Trading Activities. In the credit-sensitive trading business with OTC derivatives, the selection of counterparties plays a decisive role. The selection process is aimed at counterparties with top-quality credit ratings. In the derivatives portfolios of Dresdner Bank, 97% of the positive replacement values, which are essential for assessing counterparty risk, involve counterparties in risk classes I to VI as described above and are thus of "investment grade." To reduce the counterparty risk from trading activities, so-called cross-product netting master agreements with the business partners are set up. In the case of a defaulting counterparty, netting makes it possible to offset any claims and liabilities not yet due.

     Country Risks. We control these risks by using internal country ratings. These ratings are based upon macroeconomic data and key qualitative indicators. The latter take into account the economic, social and political environment and focus on a country's ability to make payments in foreign currencies. At present, Dresdner Bank's country rating system includes eight risk groups. To establish a parallel to the category system used to determine individual creditworthiness in the lending business, the country rating system will be expanded to 16 rating classes in the current year. At the end of 2003, Dresdner Bank's country risk provisions totaled E269 million.

     Market Risk. Dresdner Bank uses a proprietary value-at-risk model that takes into account both general and specific risks. Value-at-risk is defined as the potential loss which may occur during a specific period of time and with a given confidence level. In 1998, the German Federal Supervisory Authority for Financial Service Providers (BaFin) first approved Dresdner Bank's value-at-risk model for purposes of reporting in accordance with Principle I of the German Banking Act. It also approved the improvements made in 2001 and 2002. The value-at-risk data used to calculate capital adequacy requirements for regulatory purposes must take into account potential market movements within a confidence level of 99%, based on an assumed holding period of 10 trading days. The value-at-risk model is complemented by stress testing.

     Market Risks in the Trading Portfolio. The risk from Dresdner Bank's trading activities increased slightly in comparison to the previous year. This is mainly due to the fact that positions for interest bearing-instruments were built up moderately.

     To validate the quality of the value-at-risk model, Dresdner Bank performs regular backtests. For this purpose, the value-at-risk calculated on the basis of the current position is compared to the actual change in value on the following day. This shows whether the model used provided an adequate assessment of the risks.

     For purposes of setting internal limits and risk determination, Dresdner Bank calculates value-at-risk with a confidence level of 95% and a one-day holding period. Unlike the value-at-risk calculation required by the supervisory authority, which is based on market data from the past, Dresdner Bank thus assigns greater weight to the most recent market fluctuation. Dresdner Bank believes this ensures that value-at-risk data more accurately reflect current market developments.

     Value-at-risk (or VaR) is only one of the instruments used to characterize the risk profile of the Dresdner Bank Group. In addition, Dresdner Bank also uses operational risk indicators and limits, which are specifically adapted to the risk situation of the trading units. Trading is controlled by setting value-at-risk and operational market risk limits. Current limit utilization is determined and monitored by Risk Controlling on a daily basis. Limit breaches are immediately indicated to the management concerned so that corrective action can be taken.

     The following table below shows the VaR for the trading portfolio of Dresdner Bank at and for the periods indicated (99% confidence level, 10-day holding period):

                                                   2003 ANNUAL STATISTICS
                                        AT        -------------------------        AT
                                   DECEMBER 31,   MEAN                        DECEMBER 31,
                                       2003       VALUE   MAXIMUM   MINIMUM       2002
                                   ------------   -----   -------   -------   ------------
                                                       (E IN MILLIONS)
Aggregate risk...................       96         120      185       79           81
Interest rate risk...............       88         117      188       66           65
Equity risk......................       29          26       58       11           45
Currency/commodity risk..........       19          11       28        1           13
Diversification effect(1)........      (40)        (54)      --       --          (42)

---------------

(1) No diversification effect can be taken into account since the maximum values were measured at different dates.

                    MATURITIES OF THE DERIVATIVES PORTFOLIO
                    (TRADING AND NON-TRADING DRESDNER BANK)

                                               PRINCIPAL AMOUNTS AT MATURITY
                                      ------------------------------------------------    POSITIVE
                                      LESS THAN     1 TO      GREATER THAN               REPLACEMENT
                                       1 YEAR      5 YEARS      5 YEARS        TOTAL       VALUES
                                      ---------   ---------   ------------   ---------   -----------
                                                             (E IN MILLIONS)
Interest-based derivatives..........  1,504,577     860,397     550,761      2,915,735     38,050
FX-based derivatives................    339,596     258,328      50,691        648,615     13,122
Stock indexed based derivatives.....     89,072     101,305      10,039        200,416      5,879
Credit derivatives..................     11,735      65,550       7,211         84,496      1,321
Other transactions..................      2,161       3,403       1,992          7,556        548
                                      ---------   ---------     -------      ---------     ------
Total...............................  1,947,141   1,288,983     620,694      3,856,818     58,920
                                      =========   =========     =======      =========     ======

                     DERIVATIVES BUSINESS BY MARKET SEGMENT

                                                                   POSITIVE
                                                              REPLACEMENT VALUES
                                                                AT DECEMBER 31,
                                                              -------------------
COUNTERPARTIES BY INDUSTRY SEGMENT                              2003       2002
----------------------------------                            --------   --------
                                                                (E IN MILLIONS)
Banks.......................................................   38,611     47,738
Other financial services providers..........................   16,063     11,673
Insurance companies.........................................      411        484
Small industry..............................................      741        327
Telecommunication, media, technology........................      489        745
Transportation..............................................      457        276
Raw materials...............................................      148        667
Real estate.................................................      108        112
Government..................................................    1,119        676
Other.......................................................      773      1,714
                                                               ------     ------
  Total -- before netting...................................   58,920     64,412
                                                               ------     ------
  Total -- after netting and security.......................   14,251     17,212
                                                               ======     ======

     Market Risks in the Non-trading Portfolio. This risk mainly comprises the risk of interest changes and is analyzed on the basis of sensitivity and value-at-risk indicators (99% confidence level, 10-day holding period). As in the case of trading, Dresdner Bank controls this risk by setting value-at-risk limits. The value-at-risk for interest rate risk in the banking portfolio of Dresdner Bank Group decreased slightly by 2% to E31.2 million at the end of the year. This indicator also takes into account portfolio effects.

     Currency Risks. Currency risks at Dresdner Bank are limited by applying the following principle: all loans and deposits in foreign currencies are refinanced or reinvested in the same currency with matching maturities.

     Liquidity Risks. As part of an Allianz Group liquidity policy, Treasury and Risk Control establishes principles for liquidity management. This policy must meet both regulatory requirements and internal standards. The liquidity risk limits include a reporting process for limit breaches and provisions for emergency planning. Liquidity control and liquidity risk management are tasks attended to by the treasury.

     Liquidity risk measurement is based on the liquidity management system. This system models the maturities of all cash flows and draws up a scenario-based liquidity balance sheet, taking into account available prime-rated securities.

     Operational Risks. Dresdner Bank has a system for the systematic identification, measuring and controlling of operational risks. The essential risk factors are evaluated in the framework of a structured self-assessment.

     Organizational Risk Controlling. At the organizational level, risk management and risk controlling are strictly separated on the basis of the principle of dual control. Dresdner Bank's risk management sets the limits for the company's different activities that are exposed to risks. This is done in accordance with a general framework approved by our Management Board.

     Risk Capital. At the end of fiscal 2003, the risk capital of Dresdner Bank, before risk-reducing diversification effects, was composed as follows:
E0.7 billion were allocated for market risks, 4.8 billion Euros for credit and counterparty risks, E3.0 billion Euros for risks from private equity and other investments, E1.4 billion for operational risks and E0.7 billion for other business risks. After deduction of diversification effects, total risk capital amounted to E8.3 billion.

                     REQUIRED RISK CAPITAL BY TYPE OF RISK

                                                                    AT
                                                               DECEMBER 31,
                                                              ---------------
                                                               2003     2002
                                                              ------   ------
                                                              (E IN BILLIONS)
Market risks................................................    0.7      1.0
Credit and counterparty risks...............................    4.8      7.5
Private equity/investments..................................    3.0      3.0
Operating risks.............................................    1.4      1.4
Business risks..............................................    0.7      0.7
Total (before diversification effect).......................   10.7     13.6
Diversification.............................................   (2.4)    (2.6)
                                                               ----     ----
  Total.....................................................    8.3     11.0
                                                               ====     ====

RISK CONTROL IN ASSET MANAGEMENT

     Risk control in asset management is an integral part of the processes of the local units or the investment platform. The Corporate Center is responsible for ensuring that Allianz Group-wide standards for asset management are applied at the local level. The individual asset management companies continually monitor the portfolio risks of the customer assets they manage by using analytical tools specifically adapted to the risk profile of the product concerned. At the same time, the performance of the various product lines is periodically monitored and analyzed at the Allianz Group level. At the end of fiscal 2003, risk capital in the asset management segment -- calculated according to the Standard & Poor's model and before minority interests -- amounted to E1.8 billion.

                            MARKET RISK MEASUREMENT

SENSITIVITY ANALYSIS

     The Group uses a risk modeling technique known as "sensitivity analysis" to show the implications of changes in market conditions on the financial instruments it holds in its trading and non-trading portfolios. This enables the Allianz Group to make comparisons across its business segments. Sensitivity analysis measures the potential loss due to changes in fair values resulting from hypothetical changes in equity prices, interest rates and foreign currency rates at a given point in time. Sensitivity analysis generates values representing the risk inherent in each position under given market conditions. Due to the standardization of the sensitivity analysis in this risk assessment, diversification effects are not considered.

ASSUMPTIONS

     In calculating equity price sensitivity, the Group assumes a 20% decrease in stock prices. This scenario has been chosen in conformity with German risk reporting standards (DRS 5-20). Estimates of interest rate risk sensitivity assume a 100 basis point increase in interest rates. If interest rates rise, the fair values of interest-sensitive instruments such as bonds, loans and mortgages may fall; the magnitude of this decrease depends on the maturity, coupon and other characteristics of a particular instrument. The table below shows the aggregate effect on the fair value of all of the Group's interest-sensitive investments, assuming a 100 basis point parallel shift that occurs simultaneously and instantaneously across all countries, markets and maturities. This scenario has also been chosen in conformity with German risk reporting standards (DRS 5-20).

     Foreign exchange risk is calculated in a manner similar to equity price sensitivity, by assuming a 10% decrease in all non-Euro currency exchange rates against the Euro. Consequently, the aggregate fair value sensitivity shown in the table below illustrates the effect on fair values if, simultaneously and uniformly, all non-Euro currencies lose 10% of their value relative to the Euro.

     The Group believes that the scenarios used in sensitivity analysis represent reasonable assumptions based on past observations of market conditions. Although market fluctuations exceeding 20% or 100 basis points are possible, the Group believes that estimates based on these assumptions offer a fair view on the risk inherent in its positions. Although these assumptions are intentionally simplified (for example, they assume static portfolios and do not take into account that market prices under normal conditions change neither simultaneously nor by the same magnitude), the Company believes they provide a useful framework for the Group's risk management analysis and support the Group's strategic decisions.

LIMITATIONS

     While the Allianz Group believes that sensitivity analysis provides its managers with a valid estimation of market risk exposures, it recognizes that there are certain limitations to the use of this method.

     Price changes in a diversified portfolio have offsetting effects, since various assets revalue in directions or in magnitudes different to overall marketplace changes. This is known as the "diversification effect" of holding a portfolio consisting of different assets. Because sensitivity analysis uses a generalized methodology, the Group's risk estimates do not take this diversification effect into account. Actual changes in the fair value of the Group's assets could be different to those shown in the table "Sensitivity Analysis by Business Segment and Risk Category: Trading Portfolios".

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

                  ALLIANZ GROUP MARKET RISK EXPOSURE ESTIMATES

TRADING PORTFOLIOS

     The trading portfolios of the Group and resulting market risks relate primarily to its banking segment. In its worldwide trading activities, the Allianz Group uses financial derivatives both as non-standardized financial instruments for the individual management of market risks and as a component of structured financial transactions. The Group uses derivatives to manage its proprietary trading portfolio. The Allianz Group's derivative trading activities focus on interest bearing financial instruments, predominately interest rate swaps. The Group also uses currency and credit derivatives as well as equity/index derivatives.

     Insurance Operations. The Group's insurance business does not generally engage in trading activities. With the adoption of IAS39 (effective January 1, 2001), however, derivative instruments that do not meet IAS hedge accounting standards are treated as trading derivatives. As a result of this new accounting rule, the trading portfolio tables below show significant impact from trading not only for the Group's banking business but also for its insurance business. Derivatives used in the Group's insurance operations, however, are principally used for portfolio hedging and not for trading purposes.

     Banking Operations. The banking segment is active in trading equities, interest rate instruments and foreign exchange and commodities. The banking segment uses derivatives in its trading portfolios primarily to meet customer demand as well as to hedge market risk. Derivatives are also used to take advantage of market opportunities. In terms of volume, the primary derivative products the Group uses are interest rate swaps, futures and options as well as foreign exchange swaps and equity related derivatives. The primary exposures in foreign currencies are U.S. dollars and British pounds sterling.

     The following table shows the sensitivity analysis of the market risk in the material trading portfolio of the Allianz Group. Certain financial instruments are included in more than one risk category because they may be affected by changes in more than one parameter. For example, equities denominated in non-Euro currencies are affected by fluctuation in both stock prices and exchange rates.

 SENSITIVITY ANALYSIS BY BUSINESS SEGMENT AND RISK CATEGORY: TRADING PORTFOLIOS

                                                                AT DECEMBER 31, 2003
                                               ------------------------------------------------------
                                               PROPERTY-
                                               CASUALTY    LIFE/HEALTH               ASSET
                                               INSURANCE    INSURANCE    BANKING   MANAGEMENT   TOTAL
                                               ---------   -----------   -------   ----------   -----
                                                                  (E IN MILLIONS)
Equity price risk(1).........................      55           51        (176)       (18)       (88)
Interest rate risk...........................      80          201        (154)        (1)       126
Foreign exchange risk(2).....................     (78)         (11)        (37)       (12)      (138)

                                                                AT DECEMBER 31, 2002
                                               ------------------------------------------------------
                                               PROPERTY-
                                               CASUALTY    LIFE/HEALTH               ASSET
                                               INSURANCE    INSURANCE    BANKING   MANAGEMENT   TOTAL
                                               ---------   -----------   -------   ----------   -----
                                                                  (E IN MILLIONS)
Equity price risk(1).........................     205          508         (41)        (3)       669
Interest rate risk...........................       2           18         (73)        (2)       (55)
Foreign exchange risk(2).....................     (13)         (10)         66        (12)        30

---------------

(1) Amounts do not take into account the Allianz Group's unconsolidated subsidiaries, or affiliated enterprises, joint ventures and associated enterprises.

(2) Amounts take into account financial instruments not denominated in Euros.

NON-TRADING PORTFOLIOS

     The Group's remaining portfolios contain all non-trading activities of the banking segment as well as the financial investments of the insurance segment. The Group holds and uses many different financial instruments in managing its businesses. Grouped according to risk category, the following are the most significant assets according to their fair values:

     - equity price risk: common shares and preferred shares;

     - interest rate risk: bonds, loans and mortgages; and

     - foreign exchange rate risk: non-Euro denominated equities and interest rate risk sensitive assets.

     Insurance Segment. The insurance segment's non-trading portfolio is exposed to foreign exchange risk because some of its assets are denominated in currencies other than the Euro. If non-Euro foreign exchange rates decline against the Euro, the fair values of the corresponding assets would also decline. The insurance segment's primary exposures for foreign exchange risk are for the U.S. dollar, Swiss Franc and Korean Wong. Local laws generally require that the insurance policy obligations of the Company's subsidiaries and the investments covering them must be in the same currency. As a result, currency fluctuations in connection with foreign subsidiaries have only a minor impact on the insurance segment's risk management strategies.

     The decline in the equity price risk in 2003 was due to the decision of the Group to reduce equity exposure. Most of the Group's remaining insurance-related equity investments are intended to be held for the long term. The equity holdings are primarily in the Euro zone equity markets of Germany, France and Italy, with significant additional exposures in the U.S., Swiss and U.K. markets.

     The insurance segment is exposed to interest rate risk due to its investments in fixed-income instruments, in particular bonds, loans and mortgages. The primary exposures for interest rate sensitivity securities are for bonds, loans and mortgages held by the Company's German, French, U.S., Italian and Swiss subsidiaries.

     Banking Segment. The Allianz Group's banking operations are subject to currency risk on all non-Euro loans and deposits. For non-trading activities, it is the Group's policy that all loans and deposits in foreign currencies be funded and reinvested in the same currency and with matching maturities. Any residual risk in non-trading portfolios results primarily from operating profits of affiliated companies abroad during the year.

     The non-trading portfolio of the banking segment with respect to interest rate risk includes all loans and deposits, issued securities, interest rate-related investment securities as well as corresponding hedges of Dresdner Bank as well as the other banks belonging to the Group. Market risk associated with these positions is primarily interest rate risk resulting from long-term fixed rate loans, which are funded in part by short-term deposits. On the bank's non-trading books, interest rate derivatives are used to hedge risk associated with fixed rate loans. For this purpose, the bank primarily used interest rate swaps. Futures and options are also used for asset and liability management in the non-trading activities, albeit to a significantly smaller degree. The Group also used swaptions to hedge risk arising from a borrower's prepayment options under some loan agreements. A small volume of equity derivatives is held due to investments in shares from affiliated and non-affiliated companies.

     Equity holdings in the banking segment are primarily in the German market. The following table shows a sensitivity analysis of the market risk in the Group's material non-trading portfolios. Certain financial instruments are included in more than one risk category because they may be affected by changes in more than one parameter.

    SENSITIVITY ANALYSIS BY BUSINESS SEGMENT AND RISK CATEGORY: NON-TRADING
                                   PORTFOLIOS

                                                              AT DECEMBER 31, 2003
                                           ----------------------------------------------------------
                                           PROPERTY-
                                           CASUALTY    LIFE/HEALTH               ASSET
                                           INSURANCE    INSURANCE    BANKING   MANAGEMENT     TOTAL
                                           ---------   -----------   -------   ----------   ---------
                                                                (E IN MILLIONS)
Equity price risk(1).....................   (3,070)      (4,804)     (1,141)      (12)         (9,027)
Interest rate risk.......................   (2,366)      (9,586)       (429)       (2)        (12,383)
Foreign exchange risk(2).................   (2,017)      (3,509)         76       (32)         (5,482)

                                                             AT DECEMBER 31, 2002
                                          -----------------------------------------------------------
                                          PROPERTY-
                                          CASUALTY    LIFE/HEALTH               ASSET
                                          INSURANCE    INSURANCE    BANKING   MANAGEMENT     TOTAL
                                          ---------   -----------   -------   ----------   ----------
                                                                (E IN MILLIONS)
Equity price risk(1)....................   (4,386)      (5,164)      (959)        (15)        (10,525)
Interest rate risk......................   (2,455))     (9,823)      (376)       (145)        (12,799)
Foreign exchange risk(2)................   (2,685)      (3,784)       (33)        (35)         (6,537)

---------------

(1) Amounts do not take into account unconsolidated subsidiaries of the Allianz Group, or affiliated enterprises, joint ventures and associated enterprises.

(2) Amounts take into account financial instruments in foreign currency.

OPERATIONAL RISKS

     Operational Risks. Operational risks are risks caused by inadequacies or faults in business processes or controls. These may be related to technical problems or employees, operational structures or external influences. We seek to minimize such risks by installing a comprehensive system of internal controls and security systems in each operating unit. Operational risks are limited by a wide range of technical and organizational measures such as redundant hardware configurations, communications equipment and systems, back-up computing facilities, and data backups to maintain IT capability in emergencies. In addition, procedures are in place for safeguarding the confidentiality and integrity of stored data and information. For this purpose, high-performance firewall systems were introduced to protect the IT network against external interference along with access authorization procedures, supervision and control processes. The principle of dual control is adhered to in the case of operating procedures. The purpose of these measures is to ensure and document an adequate standard for Allianz Group-internal processes.

     Legal Risks. Legal risks result from contractual agreements or legal frameworks. They include risks from the adoption of new statutory regulations, disadvantageous amendments to existing legislation or regulations or prejudicial changes in their interpretation. Legal risks also take into account the possibility that contractual agreements may not be enforceable through legal action or court proceedings. The limitation of legal risks is an important task of our Legal Department. This is done, for example, by using internationally recognized standard documentation and, if necessary, by obtaining legal opinions. Contracts for established products are continuously reviewed to include any amendments required by changes in legislation or jurisdiction. In addition, our Legal Department assists Allianz Group companies in matters pertaining to business transactions and contractual negotiations to ensure compliance with minimum standards. It also supports the management and supervisory bodies of Allianz in meeting their statutory obligations.

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

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.  CONTROLS AND PROCEDURES

     The Chairman of the Management Board (Chief Executive Officer) and the Member of the Management Board responsible for Group Controlling, Financial Risk Management, Accounting, Taxes and Compliance (Chief Financial Officer), with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures, as that term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report. Based on that evaluation, they concluded that our disclosure controls and procedures were effective as of December 31, 2003 to ensure that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. There were no significant changes in our internal controls or in other factors during fiscal year 2003 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

     Our supervisory board has determined that Dr. Manfred Schneider, chairman of the audit committee, meets the criteria of an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F.

ITEM 16B.  CODE OF ETHICS

     In response to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a specific Code of Ethics in addition to our general Code of Conduct that applies to all members of our management board, including persons performing the functions of a principal executive officer, principal financial officer, principal accounting officer and controller and senior employees performing similar functions. A copy of this code of ethics is available on our Internet website www.allianzgroup.com. (Reference to this "uniform resource locator" or "URL" is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document). There have been no amendments or waivers to this code of ethics since its adoption. Information regarding any future amendments or waivers will be published on the aforementioned website.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     In 2003 and 2002, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft ("KPMG") served as the principal external auditing firm for Allianz Group.

     The table set forth below contains the aggregate fees billed for each of the last two fiscal years by KPMG in each of the following categories: (i) Audit Fees, which comprise fees billed for services rendered for the audit of the annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements; (ii) Audit-Related Fees, which comprise fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and which are not reported under (i); (iii) Tax Fees, which comprise fees billed for professional services rendered for tax compliance, tax advice and tax planning and (iv) All Other Fees, which comprise fees billed for all other products and services provided other than the services reported under (i) through (iii).

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              ---------------
                                                              2003      2002
                                                              -----     -----
                                                              (E IN MILLIONS)
Audit fees..................................................   41        25
Audit-related fees..........................................   13        18
Tax fees....................................................    4         4
All other fees..............................................    9         9
                                                               --        --
  Total.....................................................   67        56
                                                               ==        ==

     Audit Fees. KPMG billed the Allianz Group an aggregate of E41 million in 2003 and E25 million in 2002 respectively in connection with professional services rendered for the audit of our annual consolidated financial statements and services normally provided by KPMG in connection with statutory and regulatory filings or engagements. These services consisted mainly of periodic review engagements and the annual audit.

     Audit-Related Fees. KPMG billed the Allianz Group an aggregate of E13 million in 2003 and E18 million in 2002 respectively for assurance and related services. These services consisted primarily of training in financial accounting and reporting standards, non-recurring assistance in improvement and documentation of internal financial statement relevant procedures, translation of financial reports and the process of observations and recommendations related to the Allianz Group's process of evaluating the internal control over financial reporting.

     Tax Fees. KPMG billed the Allianz Group an aggregate of E4 million in 2003 and 2002 for professional services for tax compliance, tax advice and tax planning.

     All Other Fees. KPMG billed the Allianz Group an aggregate of E9 million in 2003 and 2002 for other services, which consisted primarily of preparatory advice and critical review of financial disclosure reports, non-recurring assistance in the improvement and documentation of internal non-financial statement related procedures as well as non-financial statement related support services.

     All services provided by KPMG to Allianz Group companies, other than audit services, must be pre-approved separately by the Audit Committee of the Allianz AG Supervisory Board. The Audit Committee pre-approval process is based on the use of a "Positive List" of activities decided by the Audit Committee and, in addition, an auditor's facts and circumstances test is applied. Group Compliance and KPMG report to the Audit Committee periodically with respect to services performed. In 2003, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services subject to paragraph
(c)(7)(1)(C) of Rule 2-01 of Regulation S-X was less than 5%.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS

     Not applicable.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See pages F-1 forward for the consolidated financial statements required by this item.

ITEM 19.  EXHIBITS

     The following exhibits are filed as part of this annual report:

EXHIBIT
NUMBER                               DOCUMENT
-------                              --------
 1.1       Articles of Association, dated June 18, 2004
 4.1       Principles of Cooperation between Allianz AG and Munich Re, dated May 2000 (Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form 20-F (File
           No. 1-15154))
 4.2       Letter of Intent between Allianz AG and Munich Re, dated May
           4, 2000 (Incorporated by reference to Exhibit 3.2 to the
           Registrant's Registration Statement on Form 20-F (File No.
           1-15154))
 4.3       Agreement in Principle between Allianz AG and Munich Re,
           dated April 4, 2001 (Incorporated by reference to Exhibit
           4.3 to the Registrant's Annual Report on Form 20-F for the
           year ended December 31, 2000)
 4.4       Basic Agreement between Allianz AG and Dresdner Bank, dated
           March 31, 2001 (Incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F for the year
           ended December 31, 2000)
 4.5       First Supplement to Principles of Cooperation between
           Allianz AG and Munich Re, dated December 2001 (Incorporated by reference to Exhibit 4.5 to the Registrant's Annual
           Report on Form 20-F for the year ended December 31, 2001)
 4.6       Second Supplement to Principles of Cooperation between
           Allianz AG and Munich Re, dated December 19, 2002
           (Incorporated by reference to Exhibit 4.6 to the
           Registrant's Annual Report on Form 20-F for the year ended
           December 31, 2002)
 4.7       Third Supplement to Principles of Cooperation between
           Allianz AG and Munich Re, dated March 20, 2003 (Incorporated by reference to Exhibit 4.7 to the Registrant's Annual
           Report on Form 20-F for the year ended December 31, 2002)
 4.8       Cancellation Agreement with respect to the Principles of
           Cooperation between Allianz AG and Munich Re, dated October
           2003
 8.1       List of subsidiaries
12.1       Certification of the Chief Executive Officer required by
           Section 302 of the Sarbanes-Oxley Act of 2002
12.2       Certification of the Chief Financial Officer required by
           Section 302 of the Sarbanes-Oxley Act of 2002
13.1       Certification of the Chief Executive Officer required by
           Section 906 of the Sarbanes-Oxley Act of 2002
13.2       Certification of the Chief Financial Officer required by
           Section 906 of the Sarbanes-Oxley Act of 2002
14.1       Consent of KPMG Deutsche Treuhand-Gesellschaft AG
           Wirtschaftsprufungsgesellschaft

                                 ALLIANZ GROUP

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

                                                               PAGE
                                                               -----
Report of Independent Registered Public Accounting Firm.....     F-2
Consolidated Balance Sheets as of December 31, 2003 and
  2002......................................................     F-3
Consolidated Income Statements for each of the years in the
  three-year period ended December 31, 2003.................     F-4
Consolidated Statements of Movements in Shareholders' Equity
  for each of the years in the three-year period ended
  December 31, 2003.........................................     F-5
Consolidated Cash Flow Statements for each of the years in
  the three-year period ended December 31, 2003.............     F-6
Notes to the Consolidated Financial Statements:
  Business Segment Information:
     Consolidated Balance Sheets as of December 31, 2003 and
      2002..................................................     F-8
     Consolidated Income Statements for each of the years in
      the three-year period ended December 31, 2003.........     F-9
     Insurance..............................................    F-10
     Banking................................................    F-12
  Nature of Operations and Accounting Regulations...........    F-13
  Changes to Accounting, Valuation and Reporting Policies...    F-16
  Consolidation.............................................    F-18
  Summary of Significant Accounting and Valuation
     Policies...............................................    F-22
  Supplementary Information on Allianz Group Assets.........    F-42
  Supplementary Information on Allianz Group Liabilities and
     Equity.................................................    F-65
  Supplementary Information on the Allianz Group
     Consolidated Income Statement..........................    F-90
  Other Information.........................................   F-124
  Stock Compensation Plans..................................   F-125
  Events after the Balance Sheet Date.......................   F-132
  Summary of Significant Differences between the Accounting
     Principles used in the Preparation of the Consolidated
     Financial Statements and Accounting Principles
     Generally Accepted in the United States of America.....   F-133
  Selected subsidiaries and other holdings..................   F-151
Schedules:
  Schedule I Summary of Investments.........................     S-1
  Schedule II Parent Only Condensed Balance Sheet (IFRS
     BASIS).................................................     S-2
  Schedule III Supplementary Insurance Information..........     S-5
  Schedule IV Supplementary Reinsurance Information.........     S-7

     Schedule of Valuation and Qualifying Accounts excluded as account balances are not material.

(KPMG LOGO)

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Board and Supervisory Board of
Allianz Aktiengesellschaft:

     We have audited the accompanying consolidated balance sheets of Allianz Aktiengesellschaft and its subsidiaries (collectively, "the Allianz Group") as of December 31, 2003 and 2002, and the related consolidated income statements, consolidated statements of movements in shareholders' equity and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2003. In connection with our audits of the consolidated financial statements we have also audited the accompanying financial statement schedules. These consolidated financial statements and financial statement schedules are the responsibility of Allianz Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Allianz Group as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with International Financial Reporting Standards. Also, in our opinion, the related financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     International Financial Reporting Standards (IFRS) vary in certain significant respects from U.S. generally accepted accounting principles (US
GAAP). Information relating to the nature and effect of such differences is presented in Note 47 to the consolidated financial statements.

     As discussed in Note 2 to the consolidated financial statements, Allianz Group restated its financial statements for the year ended December 31, 2002 and reflected the related 2003 impacts in its accompanying IFRS financial statements for the year ended December 31, 2003.

                              /s/ KPMG Deutsche Treuhand-Gesellschaft
                                  Aktiengesellschaft
                                  Wirtschaftsprufungsgesellschaft

                                  KPMG Deutsche Treuhand-Gesellschaft
                                  Aktiengesellschaft
                                  Wirtschaftsprufungsgesellschaft

Munich, Germany
July 15, 2004

                                 ALLIANZ GROUP

                          CONSOLIDATED BALANCE SHEETS*
                           DECEMBER 31, 2003 AND 2002

                                                              NOTE    2003      2002
                                                              ----   -------   -------
                                                                      E(MN)     E(MN)
ASSETS
Intangible assets...........................................    5     16,262    18,273
Investments in affiliated enterprises, joint ventures and
  associated enterprises....................................    6      6,442    11,345
Investments.................................................    7    295,067   285,340
Investments held on account and at risk of life insurance
  policyholders.............................................          32,460    25,657
Loans and advances to banks.................................    8    117,511    86,822
Loans and advances to customers.............................    8    203,259   188,084
Trading assets..............................................    9    146,154   124,842
Cash and cash equivalents...................................   10     25,528    21,008
Amounts ceded to reinsurers from insurance reserves.........   11     25,061    28,420
Deferred tax assets.........................................   37     14,364    13,272
Other assets................................................   12     53,804    49,070
                                                                     -------   -------
  Total assets..............................................         935,912   852,133
                                                                     =======   =======

EQUITY AND LIABILITIES
Shareholders' equity........................................   13     28,592    21,674
Minority interests in shareholders' equity..................   14      8,367     8,314
Participation certificates and subordinated liabilities.....   15     12,230    14,174
Insurance reserves..........................................   16    311,471   305,763
Insurance reserves for life insurance where the investment
  risk is carried by policyholders..........................          32,460    25,687
Liabilities to banks........................................   17    178,316   137,332
Liabilities to customers....................................   18    154,728   147,266
Certificated liabilities....................................   19     63,338    78,750
Trading liabilities.........................................   20     84,835    53,520
Other accrued liabilities...................................   21     13,908    13,069
Other liabilities...........................................   22     31,725    31,425
Deferred tax liabilities....................................   37     13,509    12,149
Deferred income.............................................   23      2,433     3,010
                                                                     -------   -------
  Total equity and liabilities..............................         935,912   852,133
                                                                     =======   =======

 * As indicated in Note 2, reflects restatement. See accompanying notes to the consolidated financial statements.

                                 ALLIANZ GROUP

                        CONSOLIDATED INCOME STATEMENTS*
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                             NOTE    2003      2002      2001
                                                             ----   -------   -------   ------
                                                                     E(MN)     E(MN)    E(MN)
Premiums earned (net)......................................   24     55,978    55,133   52,745
Interest and similar income................................   25     22,562    28,210   24,224
Income (net) from investments in affiliated enterprises,
  joint ventures and associated enterprises................   26      3,030     4,398    1,588
Other income from investments..............................   27     10,002     9,355    8,502
Trading income.............................................   28        243     1,507    1,592
Fee and commission income, and income from service
  activities...............................................   29      6,060     6,102    4,827
Other income...............................................   30      3,780     2,971    2,172
                                                                    -------   -------   ------
  Total income.............................................         101,655   107,676   95,650
                                                                    -------   -------   ------
Insurance benefits (net)...................................   31     50,432    49,789   50,154
Interest and similar expenses..............................   32      6,437    10,651    7,861
Other expenses for investments.............................   33      9,848    14,866    8,923
Loan loss provisions.......................................   34      1,027     2,241      596
Acquisition costs and administrative expenses..............   35     22,117    24,502   19,383
Amortization of goodwill...................................    5      1,413     1,162      808
Other expenses.............................................   36      7,520     6,098    6,157
                                                                    -------   -------   ------
  Total expenses...........................................          98,794   109,309   93,882
                                                                    -------   -------   ------
Earnings from ordinary activities before taxes.............           2,861    (1,633)   1,768
Taxes (benefit)............................................   37        146      (807)    (861)
Minority interests in earnings.............................   14        825       670    1,044
                                                                    -------   -------   ------
Net income (loss)..........................................           1,890    (1,496)   1,585
                                                                    =======   =======   ======

                                                                       E         E        E
                                                                    -------   -------   ------
  Basic earnings per share.................................   44       5.59     (5.40)    5.71
                                                                    =======   =======   ======
  Diluted earnings per share...............................   44       5.57     (5.40)    5.71
                                                                    =======   =======   ======

 * As indicated in Note 2, reflects restatement. See accompanying notes to the consolidated financial statements.

                                 ALLIANZ GROUP

         CONSOLIDATED STATEMENTS OF MOVEMENTS IN SHAREHOLDERS' EQUITY*
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                  FOREIGN
                                                                 CURRENCY      UNREALIZED
                                           PAID-IN   REVENUE    TRANSLATION    GAINS AND     SHAREHOLDERS'
                                           CAPITAL   RESERVES   ADJUSTMENTS   LOSSES (NET)      EQUITY
                                           -------   --------   -----------   ------------   -------------
                                            E(MN)     E(MN)        E(MN)         E(MN)           E(MN)
Beginning balance January 1, 2001........   7,994     13,145       1,005         13,448         35,592
Currency translation adjustments.........      --         --        (129)            38            (91)
Changes in the group of consolidated
  companies..............................      --       (554)         --             --           (554)
Capital paid in..........................   6,775         --          --             --          6,775
Treasury stock...........................      --     (5,801)         --             --         (5,801)
Unrealized investment gains and losses...      --         --          --         (5,210)        (5,210)
Net income for the year..................      --      1,585          --             --          1,585
Shareholders' dividend...................      --       (367)         --             --           (367)
Miscellaneous............................      --       (316)         --             --           (316)
                                           ------     ------      ------         ------         ------
Balance as of December 31, 2001..........  14,769      7,692         876          8,276         31,613
                                           ------     ------      ------         ------         ------
Currency translation adjustments.........      --         --      (1,218)           (29)        (1,247)
Changes in the group of consolidated
  companies..............................      --        364          --             --            364
Capital paid in..........................      16         --          --             --             16
Treasury stock...........................      --       (157)         --             --           (157)
Unrealized investment gains and losses...      --         --          --         (6,930)        (6,930)
Net income for the year..................      --     (1,496)         --             --         (1,496)
Shareholders' dividend...................      --       (364)         --             --           (364)
Miscellaneous............................      --       (125)         --             --           (125)
                                           ------     ------      ------         ------         ------
Balance as of December 31, 2002..........  14,785      5,914        (342)         1,317         21,674
                                           ------     ------      ------         ------         ------
Currency translation adjustments.........      --         --      (1,574)          (125)        (1,699)
Changes in the group of consolidated
  companies..............................      --     (1,117)         --            876           (241)
Capital paid in..........................   4,562         --          --             --          4,562
Treasury stock...........................      --      1,413          --             --          1,413
Unrealized investment gains and losses...      --         --          --          2,179          2,179
Net income for the year..................      --      1,890          --             --          1,890
Shareholders' dividend...................      --       (374)         --             --           (374)
Miscellaneous............................      --       (812)         --             --           (812)
                                           ------     ------      ------         ------         ------
Balance as of December 31, 2003..........  19,347      6,914      (1,916)         4,247         28,592
                                           ======     ======      ======         ======         ======

     The column foreign currency translation adjustments shows the currency translation differences accrued since January 1, 1997 (conversion to IFRS accounting), which are recorded in shareholders' equity and not recognized in net income.

 * As indicated in Note 2, reflects restatement. See accompanying notes to the consolidated financial statements.

                                 ALLIANZ GROUP

                       CONSOLIDATED CASH FLOW STATEMENTS*
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                               2003      2002      2001
                                                              -------   -------   -------
                                                               E(MN)     E(MN)     E(MN)
Operating activities
Net income (loss) for the year..............................    1,890    (1,496)    1,585
Change in unearned premiums.................................      596       542       949
Change in aggregate policy reserves (without aggregate
  policy reserves for life insurance products in accordance
  with SFAS 97).............................................   12,051     6,039     6,859
Change in reserve for loss and loss adjustment expenses.....    1,016     2,530     3,375
Change in other insurance reserves (without change in the
  reserve for latent premium refunds from unrealized
  investment gains and losses)..............................     (510)   (4,681)   (4,007)
Change in deferred acquisition costs........................   (2,460)   (1,211)     (662)
Change in funds held by others under reinsurance business
  assumed...................................................       32     1,349      (171)
Change in funds held under reinsurance business ceded.......      234      (192)     (278)
Change in accounts receivable/payable on reinsurance
  business..................................................      219       232        (4)
Change in trading securities (including trading
  liabilities)..............................................    8,909    14,064   (12,544)
Change in loans and advances to banks and customers.........  (47,109)   (5,846)    3,442
Change in liabilities to banks and customers................   48,648    (8,215)   (5,456)
Change in certificated liabilities..........................  (14,387)   (1,727)    3,130
Change in other receivables and liabilities.................   (4,250)   (1,370)    3,871
Change in deferred tax assets/liabilities (without change in deferred tax assets/liabilities from unrealized investment
  gains and losses).........................................     (714)   (1,361)   (2,202)
Adjustment for investment income/expenses not involving
  movements of cash.........................................   (1,539)      939       112
Adjustments to reconcile amortization of goodwill...........    1,413     1,162       808
Other.......................................................    1,113    (1,499)      359
                                                              -------   -------   -------
     Net cash flow provided (used in) by operating
       activities:..........................................    5,152      (741)     (834)
                                                              -------   -------   -------
Investing activities
Change in securities available-for-sale.....................   (8,748)   (7,837)   (3,465)
Change in investments held-to-maturity......................    1,754     1,092       383
Change in real estate.......................................      155     2,226       112
Change in other investments.................................    4,238     1,681     2,692
Change in cash and cash equivalents from the acquisition of
  consolidated affiliated companies.........................   (1,450)  (10,787)   12,114
Other.......................................................    1,241      (154)     (441)
                                                              -------   -------   -------
     Net cash flow (used in) provided by investing
       activities:..........................................   (2,810)  (13,779)   11,395
                                                              -------   -------   -------
Financing activities
Change in participation certificates and subordinated
  liabilities...............................................   (1,943)    2,784      (770)
Change in investments held on account and at risk of life
  insurance policyholders...................................   (7,856)   (2,154)   (1,465)
Change in aggregate policy reserves for life insurance
  products according to SFAS 97.............................    7,819    10,808     8,089
Cash inflow from capital increases..........................    4,562        16       275
Dividend payouts............................................     (675)     (682)     (673)
Other from shareholders' capital and minority interests
  (without change in revenue reserve from unrealized
  investment gains and losses)..............................      391     3,625       996
                                                              -------   -------   -------
     Net cash flow provided by financing activities.........    2,298    14,397     6,452
                                                              -------   -------   -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (120)     (109)       18
                                                              -------   -------   -------
Change in cash and cash equivalents.........................    4,520      (232)   17,031
                                                              -------   -------   -------
Cash and cash equivalents at beginning of period............   21,008    21,240     4,209
                                                              -------   -------   -------
Cash and cash equivalents at end of period..................   25,528    21,008    21,240
                                                              =======   =======   =======

 * As indicated in Note 2, reflects restatement. See accompanying notes to the consolidated financial statements.

SUPPLEMENTARY CASH FLOW INFORMATION

     The data for the Allianz Group's consolidated cash flow statements was prepared in accordance with International Financial Reporting Standards. It excludes the effects of major changes in the scope of consolidation, which in 2003 included influences from the deconsolidation of Pioneer Allianz Life Assurance Corporation, Metro Manila, and during 2002, the purchase of additional shares of Allianz Lebensversicherungs-AG, Stuttgart, Bayerische Versicherungsbank AG, Munich, Frankfurter Versicherungs-AG, Frankfurt/Main, Dresdner Bank Group, Frankfurt/Main, and Slovenska poist'ovna a.s., Bratislava, as well as the deconsolidation of Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG, Frankfurt/Main, and during the course of 2001, the acquisition of Dresdner Bank Group, Frankfurt/Main, and Nicholas-Applegate, San Diego. Subsequent to the date of acquisition, the cash of these companies has been included in the Allianz Group's consolidated cash flow statements. The deconsolidation led to a decrease in the value of investments held (excluding funds held by others) by E24 million (2002: decrease of E43,558 million, 2001: increase of E77,978 million) and increased the net total of other assets and liabilities by E24 million (2002: increase of E51,416 million, 2001: decrease of E88,568 million). Changes in the scope of consolidation during 2003 did not result in a change in goodwill (2002: increase of E2,924 million, 2001: increase of E5,146 million). Cash outflow related to these transactions amounted to E1,450 million (2002: E10,764 million, 2001: E12,450 million). Changes in the scope of consolidation during 2003 did not result in a change in cash funds (2002: decrease of E23 million, 2001: increase of E24,564 million). Cash paid for taxes on income amounted to E2,665 million (2002: outflow of E1,196 million, 2001: inflow of E306 million).

                                 ALLIANZ GROUP

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS:
          BUSINESS SEGMENT INFORMATION -- CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2003 AND 2002

                                         PROPERTY-                                                    ASSET
                                         CASUALTY           LIFE/HEALTH           BANKING          MANAGEMENT
                                     -----------------   -----------------   -----------------   ---------------
                                      2003      2002      2003      2002      2003      2002      2003     2002
                                     -------   -------   -------   -------   -------   -------   ------   ------
                                      E(MN)     E(MN)     E(MN)     E(MN)     E(MN)     E(MN)    E(MN)    E(MN)
ASSETS
Intangible assets..................    2,520     2,960     4,351     4,817     2,847     3,509    6,544    6,987
Investments in affiliated
  enterprises, joint ventures and
  associated enterprises...........   48,385    51,448     5,717     6,183     3,303     4,349        6       20
Investments........................   80,920    76,855   196,335   189,172    27,732    28,965      565      993
Investments held on account and at
  risk of life insurance
  policyholders....................       --        --    32,460    25,657        --        --       --       --
Loans and advances to banks........    9,693     5,219     2,103     3,490   106,794    76,748      160    1,863
Loans and advances to customers....    3,033     2,882    28,155    24,747   182,304   168,919       24      228
Trading assets.....................    1,375     1,404     1,646     1,177   143,167   122,139      125      156
Cash and cash equivalents..........    1,769     2,880     1,103     2,267    22,987    16,322      365      940
Amounts ceded to reinsurers from
  insurance reserves...............   14,400    17,188    16,875    17,623        --        --       --       --
Deferred tax assets................    7,153     7,437     3,368     2,588     3,768     3,161       75       86
Other assets.......................   23,628    21,482    19,747    17,320    13,837    15,416    3,744    3,735
                                     -------   -------   -------   -------   -------   -------   ------   ------
Total segment assets...............  192,876   189,755   311,860   295,041   506,739   439,528   11,608   15,008
                                     =======   =======   =======   =======   =======   =======   ======   ======
EQUITY AND LIABILITIES
Participation certificates and
  subordinated liabilities.........    4,006     4,342        65        --     8,263     9,846       --       --
Insurance reserves.................   83,906    87,557   233,908   224,673        35        --       --       --
Insurance reserves for life
  insurance where the investment
  risk is carried by
  policyholders....................       --        --    32,460    25,687        --        --       --       --
Liabilities to banks...............    8,687     5,166     1,662     1,708   168,770   130,568      111      177
Liabilities to customers...........       --        --        --        --   156,390   146,945      378    2,754
Certificated liabilities...........   17,757    19,031        90       263    51,371    64,569       72      435
Trading liabilities................      353       544     1,396       825    83,307    52,152       --       --
Other accrued liabilities..........    5,594     5,626     1,242       850     6,611     5,984      461      609
Other liabilities..................   15,503    18,312    20,528    20,555     7,295     5,454    1,509    1,304
Deferred tax liabilities...........    7,469     7,330     4,148     2,538     1,836     2,220       56       61
Deferred income....................      135       104       557       354     1,738     2,545        3        7
                                     -------   -------   -------   -------   -------   -------   ------   ------
Total segment liabilities..........  143,410   148,012   296,056   277,453   485,616   420,297    2,590    5,347
                                     =======   =======   =======   =======   =======   =======   ======   ======
Shareholders' equity and minority
  interests........................
Total equity and liabilities.......

                                       CONSOLIDATION
                                        ADJUSTMENTS            GROUP
                                     -----------------   -----------------
                                      2003      2002      2003      2002
                                     -------   -------   -------   -------
                                      E(MN)     E(MN)     E(MN)     E(MN)
ASSETS
Intangible assets..................       --        --    16,262    18,273
Investments in affiliated
  enterprises, joint ventures and
  associated enterprises...........  (50,969)  (50,655)    6,442    11,345
Investments........................  (10,485)  (10,645)  295,067   285,340
Investments held on account and at
  risk of life insurance
  policyholders....................       --        --    32,460    25,657
Loans and advances to banks........   (1,239)     (498)  117,511    86,822
Loans and advances to customers....  (10,257)   (8,692)  203,259   188,084
Trading assets.....................     (159)      (34)  146,154   124,842
Cash and cash equivalents..........     (696)   (1,401)   25,528    21,008
Amounts ceded to reinsurers from
  insurance reserves...............   (6,214)   (6,391)   25,061    28,420
Deferred tax assets................       --        --    14,364    13,272
Other assets.......................   (7,152)   (8,883)   53,804    49,070
                                     -------   -------   -------   -------
Total segment assets...............  (87,171)  (87,199)  935,912   852,133
                                     =======   =======   =======   =======
EQUITY AND LIABILITIES
Participation certificates and
  subordinated liabilities.........     (104)      (14)   12,230    14,174
Insurance reserves.................   (6,378)   (6,467)  311,471   305,763
Insurance reserves for life
  insurance where the investment
  risk is carried by
  policyholders....................       --        --    32,460    25,687
Liabilities to banks...............     (914)     (287)  178,316   137,332
Liabilities to customers...........   (2,040)   (2,433)  154,728   147,266
Certificated liabilities...........   (5,952)   (5,548)   63,338    78,750
Trading liabilities................     (221)       (1)   84,835    53,520
Other accrued liabilities..........       --        --    13,908    13,069
Other liabilities..................  (13,110)  (14,200)   31,725    31,425
Deferred tax liabilities...........       --        --    13,509    12,149
Deferred income....................       --        --     2,433     3,010
                                     -------   -------   -------   -------
Total segment liabilities..........  (28,719)  (28,964)  898,953   822,145
                                     =======   =======   =======   =======
Shareholders' equity and minority
  interests........................                       36,959    29,988
                                                         =======   =======
Total equity and liabilities.......                      935,912   852,133
                                                         =======   =======

                                 ALLIANZ GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         BUSINESS SEGMENT INFORMATION -- CONSOLIDATED INCOME STATEMENTS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                              PROPERTY/CASUALTY             LIFE/HEALTH                  BANKING
                           ------------------------   ------------------------   ------------------------
                            2003     2002     2001     2003     2002     2001     2003     2002     2001
                           ------   ------   ------   ------   ------   ------   ------   ------   ------
                           E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)
Premiums earned (net)....  37,277   36,458   34,428   18,701   18,675   18,317       --       --       --
Interest and similar
  income.................   4,165    4,473    5,068   11,106   11,215   10,765    8,089   13,336    9,085
Income (net) from
  affiliated enterprises,
  joint ventures and
  associated
  enterprises............   3,611    8,494      889      712      445      525       27    2,071    1,016
Other income from
  investments............   4,892    3,652    4,307    4,294    4,932    3,562      751    1,430      628
Trading income...........  (1,490)     207    1,451      218      244     (117)   1,486    1,081      244
Fee and commission
  income, and income from
  service activities.....     522      521    1,425      234      200      268    2,956    2,925    1,474
Other income.............   1,795    1,751    1,202    1,427      825      772      521      432      308
                           ------   ------   ------   ------   ------   ------   ------   ------   ------
    Total income.........  50,772   55,556   48,770   36,692   36,536   34,092   13,830   21,275   12,755
                           ------   ------   ------   ------   ------   ------   ------   ------   ------
Insurance benefits
  (net)..................  26,923   28,932   28,200   23,528   21,013   21,979       --       --       --
Interest and similar
  expenses...............   1,566    1,564    1,323      368      434      492    5,284    9,509    6,766
Other expenses for
  investments............   3,141    3,857    2,888    5,622    8,989    5,537      912    2,225      465
Loan loss provisions.....      10        7        4        3       10        4    1,014    2,222      588
Acquisition costs and
  administrative
  expenses...............   9,972   10,521   10,042    3,713    4,263    4,259    6,590    7,581    3,446
Amortization of
  goodwill...............     383      370      349      398      174      146      263      241       70
Other expenses...........   3,048    2,999    3,555    2,204    1,806    1,263    1,967    1,034    1,193
                           ------   ------   ------   ------   ------   ------   ------   ------   ------
    Total expenses.......  45,043   48,250   46,361   35,836   36,689   33,680   16,030   22,812   12,528
                           ------   ------   ------   ------   ------   ------   ------   ------   ------
Earnings from ordinary
  activities before
  taxes..................   5,729    7,306    2,409      856     (153)     412   (2,200)  (1,537)     227
Taxes (benefit)..........     641     (495)    (701)     583       54       99   (1,025)    (154)      (6)
Minority interests in
  earnings...............     407      806      746      235     (184)      84      104      (25)     453
                           ------   ------   ------   ------   ------   ------   ------   ------   ------
Net income...............   4,681    6,995    2,364       38      (23)     229   (1,279)  (1,358)    (220)
                           ======   ======   ======   ======   ======   ======   ======   ======   ======

                                                              CONSOLIDATION
                                ASSET MANAGEMENT               ADJUSTMENTS                    GROUP
                           ---------------------------   ------------------------   --------------------------
                            2003      2002      2001      2003     2002     2001     2003      2002      2001
                           -------   -------   -------   ------   ------   ------   -------   -------   ------
                            E(MN)     E(MN)     E(MN)    E(MN)    E(MN)    E(MN)     E(MN)     E(MN)    E(MN)
Premiums earned (net)....      --        --        --        --       --       --    55,978    55,133   52,745
Interest and similar
  income.................      60       119       129      (858)    (933)    (823)   22,562    28,210   24,224
Income (net) from
  affiliated enterprises,
  joint ventures and
  associated
  enterprises............      10       (12)       (3)   (1,330)  (6,600)    (839)    3,030     4,398    1,588
Other income from
  investments............      16        35        44        49     (694)     (39)   10,002     9,355    8,502
Trading income...........      30        (1)       10        (1)     (24)       4       243     1,507    1,592
Fee and commission
  income, and income from
  service activities.....   2,892     2,918     2,479      (544)    (462)    (819)    6,060     6,102    4,827
Other income.............      51       126        79       (14)    (163)    (189)    3,780     2,971    2,172
                            -----     -----     -----    ------   ------   ------   -------   -------   ------
    Total income.........   3,059     3,185     2,738    (2,698)  (8,876)  (2,705)  101,655   107,676   95,650
                            -----     -----     -----    ------   ------   ------   -------   -------   ------
Insurance benefits
  (net)..................      --        --        --       (19)    (156)     (25)   50,432    49,789   50,154
Interest and similar
  expenses...............      29        89        82      (810)    (945)    (802)    6,437    10,651    7,861
Other expenses for
  investments............       6        22        57       167     (227)     (24)    9,848    14,866    8,923
Loan loss provisions.....      --         2        --        --       --       --     1,027     2,241      596
Acquisition costs and
  administrative
  expenses...............   2,300     2,473     1,954      (458)    (336)    (318)   22,117    24,502   19,383
Amortization of
  goodwill...............     369       377       243        --       --       --     1,413     1,162      808
Other expenses...........     458       551       795      (157)    (292)    (649)    7,520     6,098    6,157
                            -----     -----     -----    ------   ------   ------   -------   -------   ------
    Total expenses.......   3,162     3,514     3,131    (1,277)  (1,956)  (1,818)   98,794   109,309   93,882
                            -----     -----     -----    ------   ------   ------   -------   -------   ------
Earnings from ordinary
  activities before
  taxes..................    (103)     (329)     (393)   (1,421)  (6,920)    (887)    2,861    (1,633)   1,768
Taxes (benefit)..........     (16)      (92)     (189)      (37)    (120)     (64)      146      (807)    (861)
Minority interests in
  earnings...............     183       230       182      (104)    (157)    (421)      825       670    1,044
                            -----     -----     -----    ------   ------   ------   -------   -------   ------
Net income...............    (270)     (467)     (386)   (1,280)  (6,643)    (402)    1,890    (1,496)   1,585
                            =====     =====     =====    ======   ======   ======   =======   =======   ======

                                 ALLIANZ GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   BUSINESS SEGMENT INFORMATION -- INSURANCE
                        DECEMBER 31, 2003, 2002 AND 2001

                                                    PREMIUMS EARNED (NET)       NET LOSS RATIO(1)     NET EXPENSE RATIO(3)
                                                   ------------------------   ---------------------   ---------------------
                                                    2003     2002     2001    2003    2002    2001    2003    2002    2001
                                                   ------   ------   ------   -----   -----   -----   -----   -----   -----
                                                   E(MN)    E(MN)    E(MN)      %       %       %       %       %       %
PROPERTY/CASUALTY
1. Europe
    Germany(5)...................................  10,478   10,265   10,035   71.4     74.2    75.2   25.7    28.3    26.9
    Italy........................................   4,645    4,490    4,181   70.9     74.8    76.7   22.9    22.7    22.5
    France(5)....................................   4,453    4,066    3,746   79.8     84.5    82.3   24.4    26.4    30.0
    Great Britain................................   1,827    1,875    1,765   67.1     68.1    73.2   29.0    30.0    31.0
    Switzerland..................................   1,599    1,611    1,599   71.0     70.3    79.1   25.3    23.8    26.9
    Spain........................................   1,337    1,171    1,027   75.9     77.0    78.7   19.6    20.6    21.2
2. America
    NAFTA Region.................................   4,037    4,689    5,177   70.0     94.6    99.9   28.2    32.9    29.2
    South America................................     408      494      610   71.3     67.0    63.7   32.6    34.8    39.7
3. Asia-Pacific
    Region.......................................   1,171    1,134      768   71.7     78.5    79.9   23.8    24.8    27.3
4. Specialty Lines
    Allianz Global Risks Ruckversicherungs AG....   1,038      559       --   70.9    100.8      --   27.9    41.7      --
    Credit.......................................     845      857      901   49.3     72.1    68.0   32.7    34.2    44.0
    Travel and Assistance........................     784      740      669   60.6     62.0    64.4   31.3    32.5    33.4
    Allianz Marine & Aviation(5).................     417      578      450   65.5     75.2   108.1   21.8    21.1    22.5
5. Other.........................................   4,238    3,929    3,500   73.2     77.7    86.0   24.0    24.2    25.8
6. Consolidation adjustments(4)..................      --       --       --     --       --      --     --      --      --
                                                   ------   ------   ------   ----    -----   -----
    Total........................................  37,277   36,458   34,428     --       --      --
                                                   ======   ======   ======   ====    =====   =====

                                                      NET INCOME (LOSS)        INVESTMENTS
                                                   -----------------------   ---------------
                                                   2003     2002     2001     2003     2002
                                                   -----   ------   ------   ------   ------
                                                   E(MN)   E(MN)    E(MN)    E(MN)    E(MN)
PROPERTY/CASUALTY
1. Europe
    Germany(5)...................................  4,144    8,752    3,243   33,398   30,347
    Italy........................................    318      510      318    8,704    8,780
    France(5)....................................     88      121      (62)   9,131    8,771
    Great Britain................................    186      233       68    2,647    2,617
    Switzerland..................................     22       25       81    3,252    3,438
    Spain........................................     57       36       18    1,677    1,398
2. America
    NAFTA Region.................................   (124)    (976)  (1,064)   8,358    9,878
    South America................................      3       24       12      190      337
3. Asia-Pacific
    Region.......................................     47      (62)     (25)   2,359    1,829
4. Specialty Lines
    Allianz Global Risks Ruckversicherungs AG....    445     (257)      --      416        1
    Credit.......................................     60       33       70    2,167    2,000
    Travel and Assistance........................      2        4       (8)     311      269
    Allianz Marine & Aviation(5).................     53       17      (54)   1,200    1,011
5. Other.........................................   (608)     348      219    7,157    6,351
6. Consolidation adjustments(4)..................    (12)  (1,813)    (452)     (47)    (172)
                                                   -----   ------   ------   ------   ------
    Total........................................  4,681    6,995    2,364   80,920   76,855
                                                   =====   ======   ======   ======   ======

                                 ALLIANZ GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            BUSINESS SEGMENT INFORMATION -- INSURANCE -- (CONTINUED)
                        DECEMBER 31, 2003, 2002 AND 2001

                                      PREMIUMS EARNED (NET)     NET EXPENSE RATIO(2)      NET INCOME (LOSS)        INVESTMENTS
                                     ------------------------   ---------------------   ---------------------   -----------------
                                      2003     2002     2001    2003    2002    2001    2003    2002    2001     2003      2002
                                     ------   ------   ------   -----   -----   -----   -----   -----   -----   -------   -------
                                     E(MN)    E(MN)    E(MN)      %       %       %     E(MN)   E(MN)   E(MN)    E(MN)     E(MN)
LIFE/HEALTH
1. Europe
    Germany Life...................   8,788    8,249    7,929    6.8     9.4    13.7     (58)     49      27     90,698    85,651
    Germany Health.................   2,959    2,794    2,616   10.4    10.6     9.9     (22)     36      21     12,322    11,379
    France.........................   1,509    1,449    1,515   16.5    17.9    16.3      96     (15)    132     37,881    38,282
    Italy..........................   1,169    1,219    1,247    3.5     5.0     4.8     108     151     133     18,087    16,630
    Switzerland....................     542      624      557    8.6    12.3    10.9     (14)    (59)    (20)     5,806     6,851
    Spain..........................     530      493      873    6.3     6.7     3.9      16      13      12      3,565     3,342
2. USA.............................     598      924    1,068    4.6     4.8    11.5     145     (45)    (46)    15,533    13,693
3. Asia-Pacific....................   1,303    1,605    1,202   10.8    13.5    11.8    (272)    (56)    (32)     3,662     4,046
4. Other...........................   1,303    1,318    1,310   20.0    26.0    62.2      43     (94)      2      8,781     9,476
5. Consolidation adjustments(4)....      --       --       --     --      --      --      (4)     (3)     --         --      (178)
                                     ------   ------   ------                           ----     ---     ---    -------   -------
    Total..........................  18,701   18,675   18,317                             38     (23)    229    196,335   189,172
                                     ======   ======   ======                           ====     ===     ===    =======   =======

---------------

(1) The net loss ratio represents net loss and loss adjustment expenses as a percentage of net premiums earned.

(2) The net expense ratio represents net underwriting costs as a percentage of net premiums earned (statutory).

(3) The net expense ratio represents net underwriting costs as a percentage of net premiums earned.

(4) Represents elimination of intercompany transactions between Allianz Group companies in different geographical regions.

(5) The 2001 figures have been restated to reflect the reorganization of the Allianz Group's marine, aviation and industrial transport insurance into Allianz Marine & Aviation, a new specialty line.

                                 ALLIANZ GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    BUSINESS SEGMENT INFORMATION -- BANKING
                        DECEMBER 31, 2003, 2002 AND 2001

                                     NET OPERATING INCOME(1)     LOAN LOSS PROVISION     ADMINISTRATIVE EXPENSES
                                     -----------------------   -----------------------   -----------------------
                                     2003    2002    2001(3)   2003    2002    2001(3)   2003    2002    2001(3)
                                     -----   -----   -------   -----   -----   -------   -----   -----   -------
                                     E(MN)   E(MN)    E(MN)    E(MN)   E(MN)    E(MN)    E(MN)   E(MN)    E(MN)
Private & Business Customers.......  3,229   3,198    1,429     429      561     233     2,791   3,010    1,379
Corporates & Markets...............  3,727   3,877    1,820     875    1,592     361     2,634   3,551    1,852
Other business divisions...........   (214)    490      648    (289)      69      (6)      660     753       30

                                                            OTHER INCOME/EXPENSES    EARNINGS AFTER TAXES(2)
                                                           -----------------------   ------------------------
                                                           2003    2002    2001(3)   2003     2002    2001(3)
                                                           -----   -----   -------   -----   ------   -------
                                                           E(MN)   E(MN)    E(MN)    E(MN)   E(MN)     E(MN)
Private & Business Clients...............................  (262)     (52)    (26)    (173)     (304)    (160)
Corporates & Markets.....................................  (418)    (534)   (480)    (273)   (1,642)    (797)
Other business divisions.................................  (900)   1,262     755     (466)      803    1,259

                                   OPERATING INCOME(1)     EARNINGS AFTER TAXES(2)          TOTAL INCOME
                                 -----------------------   ------------------------   -------------------------
                                 2003    2002    2001(3)   2003     2002    2001(3)    2003     2002    2001(3)
                                 -----   -----   -------   -----   ------   -------   ------   ------   -------
                                 E(MN)   E(MN)    E(MN)    E(MN)   E(MN)     E(MN)    E(MN)    E(MN)     E(MN)
Germany........................  3,413   4,571    2,813    (282)    1,858    1,931     8,376   15,976   12,515
Rest of Europe.................  2,397   1,700      655      26      (999)    (434)    5,697    6,687    3,853
NAFTA..........................    385     854      270    (351)   (1,527)    (218)    1,182    2,483      984
Rest of world..................    548     441      116     197      (474)    (106)      760    1,164      544
                                 -----   -----    -----    ----    ------    -----    ------   ------   ------
Subtotal.......................  6,743   7,566    3,854    (410)   (1,142)   1,173    16,015   26,310   17,896
                                 -----   -----    -----    ----    ------    -----    ------   ------   ------
Consolidation adjustments(4)...     --      --       --    (503)       --     (870)   (2,171)  (5,035)  (5,141)
                                 -----   -----    -----    ----    ------    -----    ------   ------   ------
  Total........................  6,743   7,566    3,854    (913)   (1,142)     303    13,844   21,275   12,755
                                 =====   =====    =====    ====    ======    =====    ======   ======   ======

---------------

(1) Consists of net interest and similar income, net fee and commission income, and net trading income. Operating income is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks but other banks may calculate the operating income on the basis of different components and thus, may not be comparable to the operating income as used herein.

(2) Earnings after taxes represent income before goodwill amortization and minority interest.

(3) Reflects the inclusion of Dresdner Bank in our consolidated financial statements as of July 23, 2001.

(4) Represents elimination of intercompany transactions between Allianz Group companies in different geographical regions.

                                 ALLIANZ GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2003, 2002 AND 2001

(1) NATURE OF OPERATIONS AND ACCOUNTING REGULATIONS

     Allianz Aktiengesellschaft ("Allianz AG") and its subsidiaries ("the Allianz Group") have global property and casualty insurance, life and health insurance, banking and asset management operations in more than 70 countries, with the largest of their operations in Europe. The Allianz Group's headquarters are located in Munich, Germany. The parent company of the Allianz Group is Allianz AG, Munich. Allianz AG is an "Aktiengesellschaft" (public stock corporation) incorporated in Germany. It is recorded in the Commercial Register of the municipal court Munich under its registered address at Koniginstrasse 28, 80802 Munchen. Besides serving as holding company for the Allianz Group, Allianz AG also acts as the primary reinsurance carrier for the Allianz Group.

     The Allianz Group is the largest German property-casualty insurance company based on gross premiums written in 2003. The Allianz Group is also among the largest property-casualty insurance companies in other countries, including France, Italy, the United Kingdom, Switzerland and Spain (the Rest of Europe). The Allianz Group's property/casualty total income, before consolidation adjustments, represented approximately 50% (2002: 51% and 2001: 51%) of its consolidated total income in 2003. While the geographic region of Germany, as a percentage of the Allianz Group's total property-casualty gross premiums written worldwide, accounted for approximately 27% in 2003 (2002: 27% and 2001: 29%) before consolidation adjustments, the Rest of Europe is, in the aggregate, the Allianz Group's largest market for property-casualty insurance with a percentage of the Allianz Group's total property-casualty gross premiums written worldwide of approximately 46% in 2003 (2002: 44% and 2001: 45%), before consolidation adjustments. The Allianz Group conducts its property-casualty insurance operations in the Rest of Europe through five main groups of operating companies in France, primarily offering automobile, property, injury and liability for both individual and corporate customers; Italy, operating in all personal and commercial property-casualty lines in particular personal automobile insurance; the United Kingdom, offering products generally similar to those offered by the Allianz Group's German property-casualty operations; Switzerland, offering travel and assistance insurance, conventional reinsurance as well as a variety of alternative risk transfer products for corporate customers worldwide; and Spain, offering a wide variety of traditional personal and commercial property-casualty insurance products, with an emphasis on automobile insurance.

     The Allianz Group is the largest provider of life insurance and the third-largest provider of health insurance in Germany as measured by gross premiums written in 2003. Germany is by far the Allianz Group most important market for life/health insurance. The Allianz Group's life/health total income, before consolidation adjustments, represented approximately 36% (2002: 34% and 2001: 36%) of its consolidated total income in 2003. The Allianz Group's German life insurance companies offer a comprehensive and unified range of life insurance and life insurance-related products on both an individual and group basis. The main classes of coverage offered include endowment life insurance, annuity policies, term life insurance, unit-linked annuities, and other life insurance-related forms of cover, which are provided as riders to other policies and on a stand-alone basis. The Allianz Group's German health insurance companies provide a wide range of health insurance products, including full private healthcare coverage for the self-employed, salaried employees and civil servants, supplementary insurance for people insured under statutory health insurance plans, daily sickness allowance for the self-employed and salaried employees, hospital daily allowance, supplementary care insurance, and foreign travel medical expenses insurance. As a percentage of the Allianz Group's total life/health gross premiums written worldwide, Germany accounted for approximately 62% in 2003 (2002: 59% and 2001: 58%), before consolidation adjustments.

     The Allianz Group's banking operations are primarily comprised of the operations of the Dresdner Bank Group, whose principal banking products and services include traditional commercial banking activities such as deposit taking, lending (including residential mortgage lending) and cash management, as well as corporate finance advisory services, mergers and acquisitions advisory services, capital and money market services,

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

securities underwriting and securities trading and derivatives business on its own account and for its customers. The Allianz Group operates through the domestic and international branch network of the Dresdner Bank Group and through various subsidiaries both in Germany and abroad, some of which also have branch networks. For 2003, Germany, the Rest of Europe and the NAFTA zone accounted for approximately 51%, 36% and 6%, respectively, of the Allianz Group's operating income from banking operations. The Allianz Group's total income from banking operations, before consolidation adjustments, represented approximately 14% (2002: 20% and 2001: 13%) of its consolidated total income in 2003.

     The Allianz Group's asset management segment operates as a global provider of institutional and retail asset management products and services to third-party investors and provides investment management services to our insurance operations. The Allianz Group managed approximately E996 billion of third-party assets, Allianz Group's own investments and separate account assets on a worldwide basis as of December 31, 2003, with key management centers in Munich, Frankfurt, London, Paris, Singapore, Hong Kong, Milan, Westport, Connecticut, and San Francisco, San Diego and Newport Beach, California. As measured by total assets under management at December 31, 2003, the Allianz Group is one of the five largest asset managers in the world based on total assets under management as of December 31, 2003. The NAFTA geographic region is by far the Allianz Group's largest geographic region for third-party assets under management comprising approximately 69% (2002: 69% and 2001: 66%). The Allianz Group's total income from asset management operations, before consolidation adjustments, represented approximately 3% (2002: 3% and 2001: 3%) of its consolidated total income in 2003.

     The consolidated financial statements of the Allianz Group have been prepared in conformity with International Financial Reporting Standards (IFRS), in accordance with sec.292a of the German Commercial Code (HGB). Since 2002, the designation IFRS applies to the overall framework of all standards approved by the International Accounting Standards Board (IASB). Already approved standards continue to be cited as International Accounting Standards (IAS). All standards currently in force for the years under review have been adopted in the presentation of the consolidated financial statements. IFRS currently does not provide specific guidance concerning the reporting of insurance and reinsurance transactions. In such cases, and as envisioned in the IFRS Framework, the provisions embodied under accounting principles generally accepted in the United States of America (US GAAP) have been applied.

     Significant differences between IFRS and US GAAP affecting the Allianz Group's consolidated net income and shareholders' equity have been summarized in
Note 47. Condensed consolidated balance sheet and income statement information reflecting the impact of differences between IFRS and US GAAP are also presented in Note 47.

     The consolidated financial statements of the Allianz Group have been prepared in Euros (E).

     In February 2004, the International Accounting Standard Board (IASB) issued IFRS 2, Share Based Payments. The new standard requires an entity to reflect in its income statement and balance sheet the effects of share-based payment transactions, including expenses associated with share options and other share-based awards granted to employees. The standard is applicable for annual periods beginning on or after January 1, 2005. Once applied, this standard will replace the Allianz Group's use of the Financial Accounting Standard Board's
(FASB) Statement of Financial Accounting Standards (SFAS) 123, Accounting for Stock-Based Compensation in accounting for share-based compensation awarded to employees.

     In March 2004, the IASB issued IFRS 3, Business Combinations. According to the new standard, entities must cease the amortization of goodwill and apply an impairment-only-approach similar to the US GAAP accounting treatment under SFAS 142, Goodwill and other intangible assets. Any minority interest in an acquiree is stated at the minority's proportion of the net fair value of identifiable assets, liabilities and

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

contingent liabilities. The accounting standard is applicable from the beginning of the first annual report period beginning on or after March 31, 2004.

     In March, 2004 the IASB issued IFRS 4, Insurance Contracts. IFRS 4 applies to all insurance contracts (including reinsurance contracts) that an entity issues and to reinsurance contracts that it holds, except for specified contracts covered by other IFRSs. This IFRS represents the completion of phase I and as such is a transitional standard until the IASB has developed more definite rules for the recognition and measurement of insurance assets and insurance liabilities in phase II of its project to develop an insurance accounting standard. IFRS 4 is applicable for annual periods beginning on or after January 1, 2005.

     In March 2004, the IASB issued IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The standard sets out requirements for the classification, measurement and presentation of non-current assets held for sale and replaces IAS 35, Discontinuing Operations. The accounting standard is applicable for annual periods beginning on or after January 1, 2005.

     In December 2003, the IASB issued the revised IAS 39, Financial
Instruments: Recognition and Measurement. The revised accounting standard should be applied for annual periods beginning on or after January 1, 2005. The IASB did not reconsider the fundamental approach to the accounting for financial instruments contained in IAS 39, but issued a limited revision on selected matters such as the derecognition of financial instruments, when financial instruments may be measured at fair value through the profit and loss and the application of hedge accounting to certain transactions. Impairment losses on available-for-sale equity instruments cannot be reversed through profit and loss any longer, i.e. any subsequent increase in fair value is recognized in equity.

     In December 2003, the IASB issued the revised IAS 32, Financial
Instruments: Disclosure and Presentation. The revised accounting standard should be applied for annual periods beginning on or after January 1, 2005. The revised standard does not change the fundamental approach to the presentation and disclosure of financial instruments contained in IAS 32, but it does change the presentation and disclosure requirements related to selected matters and it has been revised such that all disclosures relating to financial instruments are now located exclusively in IAS 32. The revised IAS 32 provides additional guidance on selected matters such as the measurement of the components of a compound financial instrument on initial recognition and the classification of derivatives based on an entity's own shares.

     In December 2003, the IASB issued improvements to the following International Accounting Standards:

    IAS 1     Presentation of Financial Statements
    IAS 2     Inventories
    IAS 8     Accounting Policies, Changes in Accounting Estimates and
              Errors
    IAS 10    Events after the Balance Sheet Date
    IAS 16    Property, Plant and Equipment
    IAS 17    Leases
    IAS 21    The Effects of Changes in Foreign Exchange Rates
    IAS 24    Related Party Disclosures
    IAS 27    Consolidated and Separate Financial Statements
    IAS 28    Investments in Associates
    IAS 31    Interests in Joint Ventures
    IAS 33    Earnings per Share
    IAS 40    Investment Property

     Each of these revised standards should be applied for annual periods beginning on or after January 1, 2005, and supersedes the current corresponding standard.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     In July 2003, the American Institute of Certified Public Accountants (AICPA) published Statement of Position (SOP) 03-1, Accounting and Reporting by Insurance Enterprises for certain Nontraditional Long-Duration Contracts and for Separate Accounts. SOP 03-1 became effective for the Allianz Group on January 1, 2004. Some of the major provisions of SOP 03-1 include, but are not limited to:

     - separate account assets and liabilities (investments held on account and at risk of life insurance policyholders and insurance reserves for life insurance where the investment risk is carried by policyholders) are reported and valued as assets and liabilities of the Allianz Group when specified criteria are not met; and

     - establishing an additional liability for guaranteed minimum death and similar mortality and morbidity benefits in certain cases.

     The Allianz Group is currently assessing the impact of the new standards on its consolidated financial statements.

(2) CHANGES TO ACCOUNTING, VALUATION AND REPORTING POLICIES

RESTATEMENT OF PRIOR PERIOD CONSOLIDATED FINANCIAL STATEMENTS

     For the year ended December 31, 2002, gross unrealized losses on available-for-sale equity securities included E764 million related to nine specific equity securities (the "Nine Positions") for which the Allianz Group did not record impairments in 2002 although they were 20% or more below the Allianz Group weighted-average acquisition cost for the 6 months preceding December 31, 2002. As previously disclosed in its prior period consolidated financial statements, as a result of a comprehensive analysis of each of the Nine Positions, the Allianz Group had concluded that the unrealized losses on those securities were not indicative of objective evidence of impairment for IFRS purposes. However, the Allianz Group recognized impairments on these Nine Positions in 2002 as a reconciling item in its US GAAP reconciliation based on differences in the application of US GAAP impairment rules with respect to restrictions on the use of management judgment once securities had surpassed certain severity of decline and length of time thresholds. The US GAAP reconciling item presented in the Allianz Group's 2002 financial statements was E267 million, net of E440 million for insurance policyholder participation, E39 million for taxes and E18 million of minority interest. The treatment of these Nine Positions and the timing of the related impairments under US GAAP and IFRS has been the subject of discussions with the staff of the United States Securities and Exchange Commission.

     For the year ended December 31, 2003, the Allianz Group continued to monitor and analyze the status of the Nine Positions, consistent with its disclosed policies, and as a result recorded impairments for IFRS purposes on seven of the Nine Positions during 2003. The remaining two securities recovered in value such that no impairments were necessary in 2003 under IFRS. Such activity was reflected in Allianz Group's 2003 consolidated financial statements presented in its Annual Report (Geschaftsbericht) released in March 2004.

     The Allianz Group has restated its 2002 consolidated financial statements to recognize the impairments on the Nine Positions previously mentioned, and reverse the corresponding US GAAP reconciling difference to record such impairments on the Nine Positions previously recorded in its 2002 US GAAP reconciliation (see Note 47).

     Additionally, as a result of the restatement of its 2002 consolidated financial statements, the 2003 consolidated financial statements presented within this filing document include differences from Allianz Group's previously released 2003 Annual Report (Geschaftsbericht). These differences reflect the reversal of the impairments recorded in 2003 on seven of the Nine Positions, as such impairments are now reflected in Allianz Group's 2002 consolidated financial statements, and the recording of corresponding recoveries, if any,

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

on such positions experienced in 2003, including the aforementioned recoveries on two of the securities, consistent with the requirements of IFRS. For German reporting purposes, the effects of these differences will be reflected in the half-year report for the period ended June 30, 2004.

     The impact of the restatement of the Allianz Group's consolidated net loss and basic and diluted earnings per share for the year ended December 31, 2002 is as follows:

                                                                          2002
                                                               --------------------------
                                                               (IN E MILLIONS, EXCEPT PER
                                                                      SHARE DATA)
NET LOSS -- AS PREVIOUSLY REPORTED..........................             (1,229)
  Gross adjustment..........................................               (764)
  Attribution to insurance policyholder participation.......                440
  Tax effect................................................                 39
  Minority interest.........................................                 18
NET LOSS -- AS RESTATED.....................................             (1,496)
BASIC EARNINGS PER SHARE -- AS PREVIOUSLY REPORTED(1).......              (4.44)
  Impact on basic earnings per share........................              (0.96)
BASIC EARNINGS PER SHARE -- AS RESTATED.....................              (5.40)
DILUTED EARNINGS PER SHARE -- AS PREVIOUSLY REPORTED(1).....              (4.44)
  Impact on diluted earnings per share......................              (0.96)
DILUTED EARNINGS PER SHARE -- AS RESTATED...................              (5.40)

---------------

(1) Adjusted for the capital increase in April 2003.

     The impact of the differences between the Allianz Group's consolidated net income and basic and diluted earnings per share for the year ended December 31, 2003 presented in this filing document and that presented in the Allianz Group's 2003 Annual Report (Geschaftsbericht) of March 2, 2004 is as follows:

                                                                          2003
                                                               --------------------------
                                                               (IN E MILLIONS, EXCEPT PER
                                                                      SHARE DATA)
NET INCOME..................................................             1,616
  Gross adjustment..........................................               732
  Attribution to insurance policyholder participation.......              (399)
  Tax effect................................................               (16)
  Minority interest.........................................               (43)
NET INCOME -- AS ADJUSTED...................................             1,890
BASIC EARNINGS PER SHARE....................................              4.78
  Impact on basic earnings per share........................              0.81
BASIC EARNINGS PER SHARE -- AS ADJUSTED.....................              5.59
DILUTED EARNINGS PER SHARE..................................              4.77
  Impact on diluted earnings per share......................              0.80
DILUTED EARNINGS PER SHARE -- AS ADJUSTED...................              5.57

The Allianz Group's impairment policy for investment securities is more fully described in Note 4.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

CHANGES TO ACCOUNTING, VALUATION AND REPORTING POLICIES

     Prior to 2003, the Allianz Group accounted for its stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). In the third quarter of 2003, the Allianz Group adopted the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation (SFAS 123). Under the fair value recognition provisions of SFAS 123, stock-based compensation cost is measured at the grant date based on the value of the awards granted and is recognized as expense over the vesting period. The Allianz Group elected to use the modified prospective method as permitted by and described in SFAS 148, Accounting for Stock-Based Compensation -- Transition and Disclosure (SFAS 148). Under this method, stock-based employee compensation cost is recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 15. 1994. Prior period financial statements were not restated.

     The following table illustrates the effect on the Allianz Group's consolidated net income and earnings per share as if the fair value method had been applied to all outstanding and unvested awards in all years presented.

                                                              YEAR ENDED DECEMBER 31
                                                            --------------------------
                                                             2003      2002      2001
                                                            ------   --------   ------
                                                            (E IN MILLIONS, EXCEPT PER
                                                                   SHARE DATA)
Net income, as reported...................................  E1,890    E(1,496)  E1,585
Add: Share-based compensation expense included in reported
  net income, net of related tax effects..................     206         67       65
Deduct: Share-based compensation expense determined under
  fair value method for all awards, net of related tax
  effects.................................................     206         68       69
                                                            ------   --------   ------
Pro forma net income (loss)...............................  E1,890    E(1,497)  E1,581
                                                            ======   ========   ======
Earnings (loss) per share:
  Basic -- as reported....................................   E5.59     E(5.40)   E5.71
  Basic -- pro forma......................................   E5.59     E(5.40)   E5.69
  Diluted -- as reported..................................   E5.57     E(5.40)   E5.71
  Diluted -- pro forma....................................   E5.57     E(5.40)   E5.69

     The Allianz Group stock-based compensation plans are more fully described in Note 45.

(3) CONSOLIDATION

SCOPE OF THE CONSOLIDATION

     In addition to Allianz AG, 193 (2002: 213 and 2001: 163) German and 972 (2002: 1,045 and 2001: 1,021) foreign enterprises have been consolidated as of December 31, 2003. In addition, 61 (2002: 74 and 2001: 73) German and 39 (2002:
79 and 2001: 85) foreign investment funds were also consolidated as of December 31, 2003.

     Of the entities that have been consolidated as of December 31, 2003, 10 (2002: 12 and 2001: 19) certain subsidiaries have been consolidated where Allianz AG owns less than majority of the voting power of the subsidiary, including CreditRas Vita S.p.A. (CreditRas) and Antoniana Popolare Veneta Vita S.p.A. (Antoniana), in all periods presented. Allianz AG controls these entities on the basis of shareholder agreements between the Allianz Group subsidiary owning 50% of each such entity. Pursuant to these

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

shareholder agreements, the Allianz Group has the power to govern the financial and operating policies of these subsidiaries and the right to appoint the subsidiaries' general manager, in the case of CreditRas and Duerrevita (merged in 2002 with CreditRas), and the CEO, in the case of Lloyd Adriatico, who has been given unilateral authority over all aspects of the financial and operating policies of these entities, including the hiring and termination of staff and the purchase and sale of assets. In addition, all management functions of these subsidiaries are performed by Allianz Group employees and all operations are undertaken in Allianz Group's facilities. The Allianz Group also develops all insurance products written through these subsidiaries. Although the Allianz Group and the other shareholder each have the right to appoint half of the directors of each subsidiary, the rights of the other shareholders are limited to matters specifically reserved to the board of directors and shareholders under Italian law, such as decisions concerning capital increases, amendments to articles and similar matters. In addition, in the case of Antoniana, the Allianz Group has the right to appoint the Chairman, who has double board voting rights, thereby giving the Allianz Group a majority of board votes. The shareholder agreements for CreditRas, Duerrevita (merged in 2002 with CreditRas) and Antoniana are subject to automatic renewal and are not terminable prior to their stated terms.

     As of December 31, 2003, there were 13 (2002: 12 and 2001: 13) joint ventures that were accounted for using the equity method; each of these enterprises is managed by Allianz AG together with a third party not consolidated in the Allianz Group's consolidated financial statements.

     Additionally, there were 170 (2002: 198 and 2001: 146) associated enterprises accounted for using the equity method as of December 31, 2003.

     Certain enterprises have not been consolidated in the Allianz Group's consolidated financial statement or accounted for using the equity method in cases where their value is not material to the presentation of the consolidated financial statements as a whole.

     All affiliated companies, joint ventures, and associated companies that are included in or excluded from the consolidated financial statements are individually listed in the disclosure of equity investments filed with the Commercial Register in Munich. All private companies are also listed and identified separately in this disclosure of equity investments, for which the consolidated financial statements and the Allianz Group management report are exempt in accordance with the application of sec.264 b of the German Commercial Code (HGB). Selected affiliated and associated enterprises are listed in Note 48.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

ACQUISITIONS

     The following are the significant companies consolidated for the first-time for the years ended December 31, 2003, 2002 and 2001:

                                                  EFFECTS ON THE CONSOLIDATED FINANCIAL STATEMENTS IN
                                                                 YEAR OF ACQUISITION(1)
                                                 ------------------------------------------------------
                            DATE OF FIRST-TIME     GROSS        NET                       AMORTIZATION
PRINCIPAL NEW ACQUISITIONS    CONSOLIDATION       PREMIUMS     INCOME     GOODWILL(2)     OF GOODWILL
--------------------------  ------------------   ----------   --------   -------------   --------------
                                                  E(MN)       E(MN)        E(MN)           E(MN)
2003
--........................                 --         --          --            --              --
2002
Slovenska poist' ovna
  a.s., Bratislava........      July 22, 2002        125          (8)          138              (7)
2001
Dresdner Bank AG,
  Frankfurt/Main..........      July 23, 2001         --        (300)        3,977            (108)
Nicholas-Applegate, San
  Diego...................   January 31, 2001         --         (29)        1,042             (47)

---------------

(1) Consolidated in the business segments.

(2) On the date of first-time consolidation.

2003 ACQUISITIONS:

     In the course of the year, no major subsidiaries were acquired or consolidated for the first time.

     The Allianz Group acquired the following additional interests in already consolidated subsidiaries:

     - Riunione Adriatica di Sicurta S.p.A., Milan: On February 17, 2003, the Allianz Group increased its interest in Riunione Adriatica di Sicurta S.p.A., Milan, by 4.4% to 55.5%, resulting in additional goodwill of E146 million. The acquisition cost for the additional interest was E810 million.

     - Munchener und Magdeburger Agrarversicherung AG, Munich: On December 2, 2003, the Allianz Group increased its interest in Munchener und Magdeburger Agrarversicherung AG, Munich, by 6.1% to 58.5%. The acquisition cost for the additional interest was E0.2 million.

     - PIMCO Advisors L.P., Delaware: In April 2003, July 2003 and October 2003, the Allianz Group increased its interest in PIMCO Advisors L.P., Delaware, by a total of 14.4% to 83.9%, resulting in additional goodwill of E624 million. The acquisition cost for the additional interest was E640 million.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

2003 DIVESTITURES:

     The principal companies deconsolidated in the course of the year are presented in the following table:

                                  EFFECTS ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2003(1)
                                  -------------------------------------------------------------
                                                                                  DISPOSED
                                        DATE OF           GROSS       NET     GOODWILL CHARGED
                                    DECONSOLIDATION     PREMIUMS    INCOME      TO INCOME(2)
                                  -------------------   ---------   -------   -----------------
                                                          E(MN)      E(MN)          E(MN)
AFORE Allianz Dresdner S. A. de
  C.V., Mexico City.............   November 11, 2003       --         10             117
AGF AZ Chile Vida, Santiago de
  Chile.........................      April 29, 2003       --         --              --
AGF Belgium Bank S.A.,
  Brussels......................   December 15, 2003       --         (5)             --
Allianz Parkway Integrated Care
  Pte Ltd., Singapore...........  September 30, 2003        7         --              --
Merchant Investors Assurance
  Company Ltd., Bristol.........     October 3, 2003        3         --              --
Pioneer Allianz Life Assurance
  Corporation, Metro Manila.....    January 14, 2003       --         --              --

---------------

(1) Consolidated in the business segments.

(2) At the date of deconsolidation.

2002 ACQUISITIONS:

     - Slovenska poist'ovna a. s., Bratislava: On July 22, 2002, the Allianz Group acquired 66.8% of Slovenska poist'ovna a. s. at a purchase price of E142 million. Slovenska poist'ovna operates in both the property-casualty and the life/health insurance business segments. An additional 25.8% and 6.5% interests were acquired on July 29, 2002 and December 20, 2002, respectively. The total acquisition cost for the 99.1% interest in Slovenska poist'ovna amounted to E216 million.

     - Allianz Lebensversicherungs-AG, Stuttgart: On January 15, 2002, the Allianz Group increased its interest in Allianz Lebensversicherungs-AG by 40.5% to 91.0%, resulting in additional goodwill of E633 million. The acquisition cost for the additional interest was E2,587 million.

     - Frankfurter Versicherungs-AG, Frankfurt/Main: On June 28, 2002, the Allianz Group increased its interest in Frankfurter Versicherungs-AG by 50.0% to 100.0%, resulting in additional goodwill of E57 million. The acquisition cost for the additional interest was E930 million.

     - Bayerische Versicherungsbank AG, Munich: On June 28, 2002, the Allianz Group increased its interest in Bayerische Versicherungsbank AG by 45.0% to 90.0%, resulting in additional goodwill of E94 million. The acquisition cost for the additional interest was E858 million.

     - Dresdner Bank AG, Frankfurt/Main: On January 15, 2002, June 28, 2002, July 2, 2002 and August 23, 2002, the Allianz Group increased its interest in Dresdner Bank AG by 21.5% to 100.0%, resulting in additional goodwill of E2,002 million. The acquisition cost for the additional interest totaled E6,338 million.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

2002 DIVESTITURES:

     - Deutsche Hyp Deutsche Hypothekenbank AG: In August 2002, Deutsche Hyp Deutsche Hypothekenbank AG (Deutsche Hyp) was merged into Eurohypo AG, a company into which Commerzbank AG, Deutsche Bank AG and Dresdner Bank AG merged their mortgage lending subsidiaries. The proceeds from the sale of Deutsche Hyp amounted to E1,411 million.

2001 ACQUISITIONS:

     - Dresdner Bank AG, Frankfurt/Main and its subsidiaries: On July 23, 2001, the Allianz Group acquired 56.7% of the outstanding shares of common stock of Dresdner Bank AG, and its subsidiaries (the Dresdner Bank Group) for a price of E17,277 million. Between July 23, 2001, and December 31, 2001, the Allianz Group purchased an additional 1.0% of the outstanding shares of common stock of the Dresdner Bank Group for E418 million. Prior to the July 23, 2001 acquisition, the Allianz Group held an equity interest of 20.8% in the Dresdner Bank Group, and accounted for it under the equity method. Total acquisition costs to obtain the majority holding of 78.5% as of December 31, 2001 amounted to E19,561 million. The transaction included the issuance of 19,972,339 shares of Allianz AG common stock valued at E6,596 million.

       Allianz AG accounted for its 2001 acquisitions of 57.7% of the Dresdner Bank Group under the purchase method of accounting. The value of Allianz AG shares issued in connection with the acquisition was based on the share price as of the last trading date prior to the public announcement of the Allianz Group's acquisition of the Dresdner Bank Group. This value is representative of the contractually fixed terms related to the acquisition of outstanding shares and registration of new shares which were issued in exchange for Dresdner Bank Group shares. The results of operations of the Dresdner Bank Group have been included in the consolidated financial statements of the Allianz Group since July 23, 2001.

     - Nicholas-Applegate, San Diego: On January 31, 2001, the Allianz Group acquired 100% of this U.S. asset management holding company at a purchase price of E1,111 million. The transaction also included performance-related purchase price payments of up to E1,236 million and incentive and retention schemes amounting to a maximum of E170 million.

(4) SUMMARY OF SIGNIFICANT ACCOUNTING AND VALUATION POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of the Allianz Group are based on the annual financial statements of Allianz AG and all principal subsidiaries. The Allianz Group's consolidated financial statements are uniformly prepared in conformity with IFRS accounting and valuation standards as of December 31, 2003. The Allianz Group has used interim financial statements for those entities whose fiscal year end is other than December 31, 2003, not exceeding a lag of three months.

     Equity consolidation is carried out on the basis of the benchmark method in conformity with IAS 22, Business Combinations. The acquisition costs are offset against the Allianz Group's proportion of the shareholders' equity in the subsidiaries at the date of acquisition. Certain assets and liabilities acquired by the Allianz Group are carried at their fair value on the date of acquisition of the subsidiary enterprises; for the proportion attributable to minority interests, the pre-acquisition carrying amounts are used. When foreign subsidiaries are consolidated for the first time, their net assets are translated at the current exchange rates at the date of acquisition.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     Goodwill arising from acquisitions is capitalized and amortized over the estimated useful life. In the case of acquisitions prior to January 1, 1995, such differences have been recorded directly in revenue reserves within shareholders' equity in accordance with the transitional provisions in force under IAS 22.

     The earnings generated by subsidiaries after their first-time consolidation or, where appropriate, their acquisition adjusted for consolidation effects, are allocated to revenue reserves of the Allianz Group based on the Allianz Group's ownership percentage in the subsidiaries.

     The proportion of net income or loss attributable to minority interests has been calculated on the basis of the consolidated net income or loss of those enterprises for the year.

     Intra-Allianz Group receivables and payables, income and expenses, and profits have been eliminated.

FOREIGN CURRENCY TRANSLATION

     Allianz AG's reporting currency is the Euro (E). Foreign currency is translated in accordance with IFRS 21, The Effects of Changes in Foreign Exchange Rates, by the method of functional currency. The functional currencies for the Allianz Group's subsidiaries are usually the local currency of the relevant company, e.g., the prevailing currency in the environment where the subsidiary carries out its ordinary activities. In accordance with the functional currency method, assets and liabilities are translated at the closing rate on the balance sheet date and income and expenses are translated at the annual average rate in all financial statements of subsidiaries not reporting in Euro. Any foreign currency translation differences, including those arising in the process of equity consolidation, are recorded directly in shareholders' equity.

     Assets and liabilities of the Allianz Group, which are subject to exchange rate fluctuations, are normally safeguarded against such fluctuations by the fact that individual foreign subsidiaries have most of their assets and liabilities denominated in the same currency.

     Currency gains and losses arising from foreign currency transactions (transactions in a currency other than the functional currency of the entity) are reported in other income and other expenses, respectively.

     The principal exchange rates used are summarized in the following table:

                                        E CLOSING RATES      E ANNUAL AVERAGE RATES
                                       -----------------   ---------------------------
CURRENCY                                2003      2002      2003      2002      2001
--------                               -------   -------   -------   -------   -------
Australian Dollar (AUD)..............    1.674     1.851     1.738     1.735     1.732
Japanese Yen (JPY)...................  133.699   124.389   131,001   118.094   108.749
Pound Sterling (GBP).................    0.705     0.651     0.692     0.629     0.622
Swiss Franc (CHF)....................    1.560     1.454     1.521     1.473     1.510
South Korean Won (KRW) (in
  thousands).........................    1.498     1.249     1.348     1.178     1.155
US Dollar (USD)......................    1.250     1.042     1.131     0.945     0.896

USE OF ESTIMATES AND ASSUMPTIONS

     The preparation of consolidated financial statements requires the Allianz Group to make estimates and assumptions that affect items reported in the consolidated balance sheet and income statement, as well as under contingent liabilities. The actual values may differ from those reported. The most important of such items are the reserve for loss and loss adjustment expenses, the aggregate policy reserves and the loan loss allowance. In addition, management makes certain assumptions in connection with impairment reviews of investments, goodwill, and deferred taxes.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

INTANGIBLE ASSETS

     GOODWILL represents the difference between the purchase price of subsidiaries and the Allianz Group's proportionate share of the fair value of net assets at the time of acquisition. Minority interests are generally valued at amortized historical cost. Goodwill is amortized on a straight-line basis over its estimated useful life, which is normally ten years for property-casualty insurance enterprises, twenty years for life/health insurance enterprises, ten years for banks and twenty years for asset management companies.

     In addition to amortizing goodwill, the Allianz Group conducts an annual impairment review of goodwill. The impairment review includes comparing the present value of each cash generating unit to its respective carrying value on the consolidated balance sheet, including goodwill. If the present value is greater, no impairment is recorded. If the carrying value of the cash generating unit on the consolidated balance sheet exceeds the present value of the cash generating unit, the implicit present value of the related goodwill is determined with a corresponding impairment charge recorded in the consolidated income statement, reducing the respective goodwill to its present value. Gains or losses realized on the disposal of subsidiaries include any related unamortized goodwill balances.

     PRESENT VALUE OF FUTURE PROFITS (PVFP) is the present value of net cash flows anticipated in the future from insurance policies written at the point in time of first-time consolidation after the insurance portfolio was purchased. Interest accrues on the unamortized PVFP balance based upon the policy liability rate or contract rate. PVFP is amortized over the years that such profits are anticipated to be received in proportion to the estimated gross margins or estimated gross profits for traditional participating products and financial or investment products, respectively, and over the premium paying period in proportion to premiums for other traditional insurance products.

     The methods used by the Allianz Group to value insurance products purchased are consistent with the valuation methods used most commonly to value blocks of insurance business. They are also consistent with the basic methodology generally used to value insurance assets. The procedures used by the Allianz Group include:

     - Identify the future cash flows from the acquired business.

     - Identify the risks inherent in realizing those cash flows and the rate of return the Allianz Group believes it must earn in order to accept the risks inherent in realizing the cash flows.

     - Determine the value of the insurance asset by discounting the expected future cash flows by the discount rate the Allianz Group requires.

     Expected future cash flows used in determining the PVFP are based on actuarial determinations of future premium income, mortality, disease and surrender probabilities, in addition to underwriting costs and returns on assets that were invested in order to be able to meet the obligations arising under the respective insurance contracts.

     The discount rate used to determine the PVFP corresponds to the opportunity costs for the risk capital used. In selecting the rate of return, the Allianz Group considers the magnitude of the risks associated with the type of business being acquired, actuarial factors described in the preceding paragraph, cost of capital available to the Allianz Group to fund the acquisition and compatibility with other Allianz Group activities that may favorably affect future profits.

     SOFTWARE includes software purchased from third parties or developed internally, which are amortized on a straight-line basis over their useful service lives or contractual terms, with a maximum of five years. Intangible assets also include capitalized loyalty bonuses for senior management of the PIMCO Group, Delaware that are amortized on a straight-line basis over five years, as well as the value of the brand names

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

of the Dresdner Bank Group that are amortized on a straight-line basis over twenty years. The fair values for the names "Dresdner Bank" and "dit" (Deutscher Investment-Trust), registered as trade names, were determined using a royalty savings approach.

     Similar to goodwill, other intangible assets are subject to an impairments review at least once a year. If there are indications that other intangible assets are impaired, their respective recoverable amounts are determined. If the recoverable amounts of other intangible assets are less than their carrying amounts, an impairment is recorded in the consolidated income statement, reducing the respective other intangible asset to its current recoverable amount.

INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES AND ASSOCIATED ENTERPRISES

     ASSOCIATED ENTERPRISES are enterprises over which an enterprise included in the consolidated financial statements can exercise a significant influence, and which is neither a subsidiary (affiliated enterprise) nor a joint venture. A significant influence is presumed to exist where an enterprise is entitled, directly or indirectly, to at least 20% of the voting rights.

     Investments in affiliated enterprises, joint ventures and associated enterprises are generally accounted for using the equity method, such that the carrying value of the investment represents the Allianz Group's proportionate share of the entities' net assets. The Allianz Group accounts for all material investments in associates on a time lag of no more than three months for IFRS. In the case of investments in enterprises that prepare their own consolidated financial statements, their carrying values are based on its consolidated equity. The Allianz Group's share of net income or loss from such investments is included in consolidated net income. The effect of profits and losses from intercompany transactions has been eliminated.

     Investments in affiliated enterprises, joint ventures, and associated enterprises, which are not accounted for using the equity method because they are not material to the Allianz Group, are carried at cost. Associated enterprises are all those enterprises in which the Allianz Group has an interest of between 20 percent and 50 percent, all of which a significant influence is presumed.

     Income from investments in affiliate enterprises, joint ventures and associated enterprises is included as a separate component of total income as the Allianz Group considers income earned from such investments to be consistent with revenues such as realized gains, interest, and dividends earned from other investments.

     The impact of the terrorist attack of September 11, 2001 on the financial results of Munchener Ruckversicherungs-Gesellschaft AG (Munich Re), the Allianz Group's most significant associate at that time, was considered in the 2001 consolidated income statement and consolidated statement of movements in shareholders' equity in light of the significance and relevance of this impact to the Allianz Group's 2001 consolidated financial statements.

INVESTMENTS

     Investments include securities held to maturity, securities available-for-sale, real estate used by third parties and funds held by others under reinsurance contracts assumed. Derivatives used for hedge transactions are included with the classification of the item hedged.

     SECURITIES HELD-TO-MATURITY are comprised of fixed income securities, which the Allianz Group has the positive intent and ability to hold to maturity. These securities are carried at amortized cost and the related premium or discount is amortized using the effective interest method over the life of the security. Amortization of premium or discount is included in interest income. These securities are recognized at the trade date.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     SECURITIES AVAILABLE-FOR-SALE are securities that are not classified as held-to-maturity or trading assets. Available-for-sale securities are valued at fair value at the balance sheet date. Unrealized gains and losses, which are the difference between fair value and cost (amortized cost in the case of fixed income securities), are included as a separate component of shareholders' equity, net of deferred taxes, or, for amounts that would be due to participating policyholders if realized, taken to the latent reserve for premium refunds within other insurance reserves. Realized gains and losses on securities are generally determined by applying the average cost method. These securities are recognized at the trade date.

     All investments in the Allianz Group's investment portfolio are subject to regular IMPAIRMENT REVIEWS. Generally, the carrying value of investments is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are measured as the difference between the amortized cost of a particular investment and the current fair value (for equity instruments) or the recoverable amount (for debt instruments). Impairments recorded on investments to bring the investment to its current fair value are charged to income if an other-than-temporary diminution in value occurs. As of the closing date for each quarter and year-end, the Allianz Group identifies, on an Allianz Group-wide basis, all securities whose market values are other-than-temporarily below amortized cost based on our policy guidelines. Fair value determinations for financial assets and liabilities are based generally on listed market prices, broker or dealer price quotations or internal valuations if none of the aforementioned pricing information exists.

     Fixed income securities classified as available-for-sale are valued at current fair value. The Allianz Group considers a fixed income security to be impaired if its carrying amount is greater than its estimated recoverable amount. The Allianz Group records an impairment on a fixed income security if a decline in the fair value of a fixed income security is other-than-temporary. Objective evidence that decline in the fair value of a fixed income security is impaired other-than-temporary or uncollectible includes information that comes to the attention of the Allianz Group regarding:

     - significant financial difficulty of the issuer;

     - an actual breach of contract, such as a default or delinquency in interest or principal payments;

     - granting by the lender to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, of a concession that the lender would not otherwise consider;

     - a high probability of bankruptcy or other financial reorganization of the issuer;

     - recognition of an impairment loss on that asset in a prior financial reporting period;

     - the disappearance of an active market for that financial asset due to financial difficulties; or

     - a historical pattern of collections of accounts receivable that indicates that the entire face amount of a portfolio of accounts receivable will not be collected.

     However, the disappearance of an active market because an issuer's securities are no longer publicly traded is not evidence of impairment. A downgrade of an issuer's credit rating is not, of itself, evidence of impairment, though it may be evidence of impairment when considered with other available information.

     Additionally, if there exists no positive intention or ability of Allianz Group's management to hold a security through the anticipated recovery period, an impairment is recorded. The Allianz Group analyses all fixed income securities whose recoverable amount has been permanently for more than six months by more

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

than 20% below amortized cost. In such instances, additional subjective criteria for diminution in value are taken into account, including:

     - significant downgrade (already occurred or imminent) by one or several rating agencies;

     - accumulation of defaults within a certain industry or geographic region;

     - change in recommendations of investment advisors of market analysts.

     Generally, the Allianz Group does not consider fixed income instruments impaired if the decline in value is caused solely by changes in interest rates.

     Equity securities categorized as securities available-for-sale are valued at current fair value. The Allianz Group records an impairment on an equity security if a decline in the fair value of an equity security is other-than-temporary. An impairment is required to be recorded on equity securities if the Allianz Group determines that one or more of the following objective criteria applies:

     - significant financial difficulty of the issuer;

     - a high probability of bankruptcy or other financial reorganization of the issuer;

     - the disappearance of an active market for the financial asset due to financial difficulties;

     - discontinuation of the basis for business or of a substantial part of the basis for business for technological, economic or legal reasons; or

     - not existing intention or ability of Allianz Group's management to hold the security through the anticipated recovery period.

     In 2001, the Allianz Group generally considered a decline in fair value in an equity security classified as available-for-sale to be other-than-temporary if the fair value of the security was continuously for a period of more than six months more than 30% below both the weighted-average amortized cost of the individual Allianz Group company that held the security and the Allianz Group's weighted-average amortized cost. In these instances the Allianz Group recorded an impairment on equity securities held by Allianz Group companies that were in an unrealized loss position.

     In 2002, the Allianz Group modified its policy and generally considered a decline to be other-than-temporary if the fair value was continuously for a period of more than six months 20% or more below both the weighted-average amortized cost of the individual Allianz Group company that held the security and the Allianz Group's weighted-average amortized cost.

     As of December 31, 2003, the Allianz Group applied a further criterion and generally considered a decline in fair value to be other-than-temporary for all publicly traded equity securities which have been permanently in an unrealized loss position for more than 12 months.

     Finally, if one or more of the following indicators applies, equity investments are subject to further in-depth review:

     - deterioration in recommendations of investment advisors or market analysts;

     - issuer's industry or region is in a sustained recession, which is also reflected in the respective stock indices.

     - decline in the issuer's price-to earnings (P/E) ratio;

     - losses recently incurred by the issuer

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     - change in the issuer's dividend policy; or

     - specific events which impact the business operations of the issuer.

     Moreover, an impairment loss is recorded, if the fair value of an equity security has declined more than 80% below amortized cost as of the end of any fiscal quarter.

     Additionally, the Allianz Group also applies subjective criteria when analyzing equity securities for potential impairment.

     If the criteria mentioned above indicate an impairment but recovery of the amortized cost is still expected in the medium-term, the decrease in value may still be considered temporary based on management's judgment, provided the Allianz Group has the positive intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. The following information is required to support any decision not to record an impairment in such cases:

     - positive evaluations of market analysts including fundamental analysis and future price targets;

     - relative performance of the investment compared to regional and industry benchmarks indicate that the decrease in value is attributable to industry or market conditions, rather than issuer-specific problems;

     - historical share price development -- in particular taking into account high and low market prices during the last 12 months -- and volatility in share prices indicate that acquisition amortized cost may be recovered in the near future; and

     - specific positive intentions and ability to hold the investment exist.

     A decision based on management judgment is required to follow these guidelines, is required to be supported by full documentation and is required to be updated at regular intervals. To ensure consistency, decisions based on management judgment may only be taken at the Allianz Group level and not by any of the Allianz Group's subsidiaries.

     Direct private equity investments, which are mostly non-traded securities, are carried by the Allianz Group at fair value based on quarterly valuations. These valuations, which also serve the purpose of impairment tests, are based on multiples such as earnings before interest, taxes, depreciation and amortization (EBITDA), earnings before interest and taxes (EBIT) or P/E ratios. If appropriate, discounted cash flow models or leveraged buyout (LBO) models are applied as well as part of the impairment testing. Moreover, additional information from the financial reports of the companies held within the Allianz Group's private equity investment portfolio, which Allianz Capital Partners is invested in, are taken into consideration. If a decline in the fair value of an investment is ultimately determined to be other-than-temporary, an impairment is recorded.

     The Allianz Group's valuation of investments in private equity funds, or funds of funds, relies primarily on information relating to net asset value
(NAV) provided by the general partners of such funds. In the case of an insolvency or the filing for Chapter 11 (liquidation) of a fund, the Allianz Group records an impairment. In addition, the Allianz Group also analyses subjective criteria when assessing whether an other-than-temporary diminution in value has occurred. Specifically, all funds whose commitments are invested by more than 40% and whose running time exceeds three years, is subject to an impairment test. An impairment is recorded if the NAV provided by the general partner has continuously been for a period of more than six months 20% or more below the acquisition amortized cost. The impairment recorded by the Allianz Group constitutes the difference between the amortized cost, reduced by all or a portion of the relevant management fee, and the NAV of the fund.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The fair value of individual securities held-to-maturity can fall temporarily below their carrying value, but, provided there is no risk resulting from changes in financial standing, no impairment is recorded for such securities.

     For equity securities, if, in a subsequent period, the amount of the impairment previously recorded on a security decreases, the impairment is reversed through other income for investments in the Allianz Group's consolidated income statement. For fixed income securities, if, in a subsequent period, the amount of the impairment previously recorded on a security decreases and the decrease can be objectively related to an event occurring after the impairment, such as an improvement in the debtor's credit rating, the impairment is reversed through other expenses income for investments in the Allianz Group's consolidated income statement. For both equity and fixed income securities, such reversals do not result in a carrying amount of a security that exceeds what would have been, had the impairment not been recorded, at the date of the impairment is reversed.

     REAL ESTATE USED BY THIRD-PARTIES (i.e., real property and equivalent rights and buildings, including buildings on leased land) is carried at cost less accumulated depreciation and impairments. Real estate used by third parties is depreciated on a straight-line basis over its estimated life, with a maximum of 50 years. Real estate used by third-parties is valued at the lower of cost or market. When testing for impairment, the fair value of real estate used by third parties is determined by the discounted cash flow method. Improvement costs are capitalized if they extend the useful life of the asset, otherwise they are recognized as an expense.

     FUNDS HELD BY OTHERS UNDER REINSURANCE CONTRACTS ASSUMED relate to cash deposits to which the Allianz Group is entitled, but which the ceding insurer retains as collateral for future obligations of the Allianz Group. The cash deposits are recorded on the balance sheet at face value, less any impairments for balances that are deemed to not be fully recoverable.

INVESTMENTS HELD ON ACCOUNT AND AT RISK OF LIFE INSURANCE POLICYHOLDERS

     Investments held on account and at risk of life insurance policyholders are comprised mainly of investments funding unit-linked life insurance policies and investments to cover obligations under policies where the benefits are index-linked. Investments held on account and at risk of life insurance policyholders are valued at market value on the balance sheet date. Unrealized gains and losses arising from market valuations lead to a corresponding increase or decrease in the related insurance reserves.

     The Allianz Group maintains and invests these investments separately from its own investments. Policyholders are entitled to all gains and losses pertaining to these investments and therefore to the total amount of all the investments shown under this heading.

DERIVATIVES

     The Allianz Group's insurance companies use derivative financial instruments such as swaps, options and futures to hedge against changes in prices or interest rates in their investment portfolio. In the Allianz Group's banking business, derivatives are used both for trading purposes and to hedge against movements in interest rates, currency and other price risks of its investments, loans, deposit liabilities and other interest sensitive assets and liabilities.

     Pursuant to IAS 39, derivative financial instruments that do not meet the criteria for hedge accounting are reported at fair value as financial assets or liabilities held for trading. Gains or losses on these instruments arising from valuation at fair value are included in the Allianz Group's consolidated income statement under trading income. This treatment is applicable to derivatives used independently, not in connection with hedge

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

transactions, and for separated embedded derivatives of a hybrid financial instrument. In contrast, derivatives used in hedge transactions are recognized and classified as follows:

     Fair value hedges: The risk of changes in the fair value of reported assets or liabilities is hedged by a fair value hedge. Changes in the fair value of a hedging instrument are recognized in current period net income, and classified together with the pro rata share of the profit or loss attributable to the change in value of the hedged risk recognized in the income statement.

     Cash flow hedges: Cash flow hedges reduce the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or attributable to future cash flows from a firm commitment or a forecasted transaction. Any value changes in derivative instruments that represent an effective hedge are recorded under shareholders' equity, and recognized in the income statement when the offsetting gain or loss associated with the hedged item is recognized. The ineffective part of the hedge is recognized directly in the income statement in the current period.

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

     For derivatives used for hedging purposes, the Allianz Group designates its derivative instruments as a fair value, cash flow, or hedge of a net investment in a foreign entity. Pursuant to IAS 39, the Allianz Group documents the hedge relationship, as well as its risk management objective and strategy for entering into various hedge transactions. The Allianz Group also assesses, both at the hedge's inception and on an on-going basis, whether the derivatives that are used for hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

     The Allianz Group discontinues hedge accounting prospectively when it is determined that the derivative is no longer highly effective, the derivative or the hedged item expires, or is sold, terminated or exercised, or when management determines that designation of the derivative as a hedging instrument is no longer appropriate. When a fair value hedge is discontinued, the Allianz Group continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged item for changes in fair value. The adjustment of the carrying amount of the hedged item is accounted for in the same manner as other components of the carrying amount of that item. When hedge accounting for a cash flow hedge is discontinued, the Allianz Group continues to carry the derivative on the balance sheet at its fair value and any net unrealized gains and losses accumulated in shareholders' equity are recognized immediately in net income. When a hedge of a net investment in a foreign entity is discontinued, the Allianz Group continues to carry the derivative on the balance sheet at its fair value and any net unrealized gains or losses accumulated in shareholders' equity remain in shareholders' equity until the disposal of the foreign entity.

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

LOANS AND ADVANCES TO BANKS AND CUSTOMERS

     Loans and advances to banks and customers originated by the Allianz Group that are intended to be held to maturity are generally carried at their outstanding unpaid principal balance net of the allowance for loan losses, deferred fees and costs on origination, and unamortized premiums or discounts. Interest revenues are accrued on the unpaid principal balance net of charge-offs. Using the effective interest method, net deferred

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

fees and premiums or discounts are recorded as an adjustment of the interest revenue yield over the lives of the related loans.

     Loans are placed on non-accrual status when management determines that the payment of principal or interest is doubtful. Management's judgment is applied based on its credit assessment of the borrower. Non-accrual loans consist of loans on which interest income is no longer recognized on an accrued basis, and loans for which a specific provision is recorded for the entire amount of accrued interest receivable. When a loan is placed on non-accrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenues. Loans can only be restored to accrual status when interest and principal payments are made current (in accordance with the contractual terms), and in management's judgment, future payments in accordance with those terms are reasonably assured. When there is a doubt regarding the ultimate collectibility of the principal of a loan placed in non-accrual status, all cash receipts are applied as reductions of principal. Once the recorded principal amount of the loan is reduced to zero, future cash receipts are recognized as interest income.

     Included in loans and advances to banks and customers are outstanding reverse repurchase ("repo") transactions. A reverse repo transaction involves the purchase of securities with the simultaneous obligation to sell these securities at a future date at an agreed upon price. If control of the securities remains with the Allianz Group over the entire lifetime of the transaction, the securities concerned are included in the Allianz Group's consolidated balance sheet and are valued in accordance with the accounting principles for trading assets or investments. Interest income on reverse repo agreements is reported in interest and similar income in the Allianz Group's consolidated income statement.

LOAN IMPAIRMENTS AND PROVISIONS

     Impaired loans represent loans for which, based upon current information and events, it is probable that the Allianz Group will not be able to collect all interest and principal amounts due in accordance with the contractual terms of the loan agreements.

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

     To allow management to determine the appropriate level of the allowance for loan losses, all significant counterparty relationships are periodically reviewed. A specific allowance is established to provide for specifically identified counterparty risks. Specific allowances are established for impaired loans. The amount of the impairment is based on the present value of expected future cash flows or based on the fair value of the collateral if the loan is collateralized and foreclosure is probable. If the amount of the impairment subsequently increases or decreases due to an event occurring after the initial measurement of impairment, a change in the allowance is recognized in earnings by a charge or a credit to net loan loss provisions.

     A general allowance is established to provide for incurred but unidentified losses that are inherent in the loan portfolio as of December 31, 2003. General allowances for loan losses are established for loans not specifically identified as impaired. The amount of the allowance is based on historical loss experience and management's evaluation of the loan portfolio under current events and economic conditions.

     A country risk allowance is established for transfer risk. Transfer risk is a measure of the likely ability of a borrower in a certain country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in the country. Country risk allowances are based on a country risk rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     Loans are charged-off when, based on management's judgement, all economically sensible means of recovery have been exhausted. At the point of charge-off, the loan as well as any specific allowance associated with the loan must be removed from the balance sheet or a charge may be recorded to directly charge-off the loan. A charge-off may be full or partial. Subsequent to a charge-off, recoveries, if any, are recognized in the income statement as a credit to net loan loss provisions.

     The provision for loan loss, which is charged to net income, is the amount necessary to adjust the allowance to a level determined through the process described above.

LEASE FINANCING TRANSACTIONS

     Loans and advances to customers include the Allianz Group's gross investment in leases less unearned finance income related to lease financing transactions for which the Allianz Group is the lessor. The gross investment in leases is the aggregate of the minimum lease payments and any unguaranteed residual value accruing to the Allianz Group. Lease financing transactions include direct financing leases and leveraged leases. The unearned finance income is amortized over the period of the lease in order to produce a constant periodic rate of return on the net investment outstanding in respect of finance leases.

TRADING ASSETS

     Trading assets consist of debt and equity securities, derivatives with positive market values, promissory notes and precious metal holdings, which have been acquired solely for sale in the near term. These assets are classified as "trading" on account of their purpose and are reported at fair value as of the balance sheet date. Changes in fair value are recognized directly in the income statement. Exchange-traded financial instruments are valued at the exchange prices prevailing on the last exchange trading day of the year. To determine the market values of unlisted financial instruments, quotations of similar instruments or other valuation models (in particular present value models or option pricing models) are used. Creditworthiness, settlement costs and market liquidity are also taken into account as integral components of the valuation process. Realized gains and losses on securities are primarily calculated based on the average cost method.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include balances with banks payable on demand, balances with central banks, checks and cash on hand, treasury bills (to the extent they are not included in trading assets), and bills of exchange which are eligible for refinancing at central banks, subject to a maximum term of six months from the date of acquisition. Cash and cash equivalents are stated at their face value, with holdings of foreign notes and coins valued at year-end closing prices.

OTHER ASSETS

     Other assets consist of real estate owned by the Allianz Group and used for its own activities, equipment, accounts receivable, deferred policy acquisition costs, prepaid expenses and miscellaneous assets.

     REAL ESTATE OWNED BY THE ALLIANZ GROUP USED FOR ITS OWN ACTIVITIES (e.g., real property and buildings, including buildings on leased land) is carried at cost less accumulated depreciation and impairments. The capitalized cost of buildings is calculated on the basis of acquisition cost and depreciated over a maximum of 50 years in accordance with their useful lives. Buildings owned by the Allianz Group for its own use are depreciated on a straight-line basis over their estimated useful lives. Costs for repairs and maintenance are expensed, while improvements are capitalized. An impairment is recognized when the recoverable amount of these assets is less than their carrying amount.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     EQUIPMENT is carried at cost less accumulated depreciation and impairment. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. The estimated useful life of equipment ranges from 2 to 10 years, except for purchased information technology equipment, which is 2 to 8 years. Costs for repairs and maintenance are expensed, while improvements are capitalized. An impairment is recognized when the recoverable amounts of these assets are less than their carrying amount.

     RECEIVABLES are recorded at face value less any payments received, net of appropriate valuation allowances.

     DEFERRED POLICY ACQUISITION COSTS consist primarily of commissions, underwriting expenses and policy issuance costs, which vary with and are directly related to the acquisition and renewal of insurance contracts. Such acquisition costs are deferred and amortized to the extent they are recoverable.

     Deferred policy acquisition costs for property-casualty products are amortized over the periods in which the related premiums are earned.

     Deferred policy acquisition costs for traditional life/health products are amortized over the premium paying period of the related policies in proportion to the net level premium using assumptions consistent with those used in computing the provision for aggregate policy reserves as previously noted. The methods use best estimate assumptions for mortality, morbidity, expected investment yields, terminations and expenses at the policy inception date and remain locked-in thereafter. These assumptions are adjusted for a provision of adverse deviation, which is used to provide a margin for fluctuation and uncertainty inherent in the assumption setting process.

     Deferred policy acquisition costs on participating traditional products are amortized over the expected life of the contracts in proportion to the estimated gross margins (or EGMs). The present value of estimated gross margins is computed using the expected investment yield. EGMs include estimates of premiums to be received, expected earned investment income, benefits to be paid, administration costs, changes in reserve for death and other benefits, expected annual policyholder dividends and realized gains and losses. Estimates of expected gross margins are determined on a best estimate basis without provisions for adverse deviation and are re-evaluated on a regular basis where actual margins replace estimated margins when actual profits emerge.

     Deferred policy acquisition costs on non-traditional life products are amortized over the expected life of the contracts as a constant percentage of estimated gross profits (or EGPs). The present value of EGPs is computed using the interest that accrues to the policyholders, known as the contract rate. EGPs include estimates regarding mortality, administration costs, expected investment income to be earned less interest credited to policyholders, surrender charges and realized gains and losses.

     The level of conservatism built into the assumptions and estimates used will impact the current earnings and the emergence of future profits. Management regularly reviews the potential for changes in the estimates (both positive and negative) and uses the results of these evaluations to adjust recorded amortization expenses and to adjust underwriting criteria, which could be material to the Allianz Group's insurance operations.

     Loss recognition analysis is performed by line of business, in accordance with our manner of acquiring, servicing and measuring the profitability of our insurance contracts. Net unearned premiums are tested to determine whether they are sufficient to cover related expected claims, loss adjustment expenses, policyholder dividends, commission, amortization and maintenance expenses. If there is a premium deficiency, the deferred policy acquisition cost is written down by the amount of the deficiency. If after writing down all of the deferred policy acquisition cost asset for a line of business a premium deficiency still exists, a premium deficiency reserve is recorded to provide for the deficiency in excess of the deferred policy acquisition cost asset written down.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

SECURITIES BORROWING AND LENDING

     The Allianz Group enters into securities borrowing and lending transactions on behalf of its customers and to fulfill its own obligations to deliver or take delivery of securities and to maximize returns on the investment portfolios of its insurance companies. Such transactions involve the transfer of securities from one market participant (lender) to another counter-party (borrower), for a certain period of time. If the lender retains control, the lender continues to report the securities involved on its balance sheet, whereas borrowed securities are not reported. Securities borrowed and securities loaned are recorded at the amount of cash advanced and received, respectively, and are collateralized primarily by equity and fixed income securities. Securities borrowed transactions generally require the Allianz Group to deposit cash collateral with the securities lender. In a securities loaned transaction, the Allianz Group generally receives cash collateral in an amount equal to or in excess of the market value of the securities loaned. The Allianz Group monitors the fair value of securities borrowed and securities loaned and additional collateral is obtained if necessary. Income and expenses from securities borrowing and lending transactions are recognized on an accrual basis and reported under interest and similar income or interest and similar expenses in the Allianz Group's consolidated income statement.

ASSET SECURITIZATIONS

     The Allianz Group transfers financial assets to certain special purpose entities (SPEs) in revolving securitizations of commercial mortgage or other loan portfolios. The Allianz Group consolidates these SPEs as the Allianz Group continues to control the financial assets transferred and retains the servicing of such loans.

LEASES

     Property and equipment holdings are used by the Allianz Group under operating leases, whereby the risks and benefits relating to ownership of the assets remain with the lessor, and are not recorded on the Allianz Group's consolidated balance sheet. Payments made under operating leases to the lessor are charged to administrative expenses using the straight-line method over the period of the lease. When an operating lease is terminated before the lease period has expired, any penalty is recognized in full as an expense at the time when such termination takes place.

SHAREHOLDERS' EQUITY

     Treasury stock held by the Allianz Group is stated as shares held by the Allianz Group. These shares are deducted from shareholders' equity at cost. Gains and losses arising from trading in treasury stock held by the Allianz Group are added to revenue reserves after income tax has been deducted.

     COMPREHENSIVE INCOME is defined as the change in equity of an entity excluding transactions with shareholders such as the issuance of common or preferred shares, payment of dividends and purchase of treasury shares. Comprehensive income has two major components: net income and other comprehensive income. Other comprehensive income includes such items as unrealized gains and losses on foreign currency translation, securities available-for-sale, and gains and losses on derivatives involved in cash flow hedges, net of applicable deferred income taxes. It also includes, where applicable, adjustments to insurance policyholder liabilities and deferred policy acquisition costs. Comprehensive income does not include changes in the fair value of non-marketable securities and other assets generally carried at cost.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

INSURANCE RESERVES

     The Allianz Group's life insurance subsidiaries offer a wide range of traditional life insurance, financial and investment products. Traditional life insurance products consist of both short and long-duration policies with participating and non-participating features. Short-duration traditional life insurance products include term, accident and health contracts. Long-duration traditional life insurance products include individual and group whole-life, endowment, guaranteed renewable term and accident and health, and annuity contracts. Financial and investment products consist of universal life, unit-linked products (variable annuities), single premium annuities, and guaranteed investment contracts.

     Insurance reserves include unearned premiums, the aggregate policy reserves, reserves for loss and loss adjustment expenses, and other insurance reserves.

     Premiums written, attributable to income for future years, are accrued in unearned premiums. These premiums are earned in subsequent years in relation to the exact risk coverage period.

     Unearned premiums for reinsurance business assumed are generally based on the calculations of the cedant.

     The AGGREGATE POLICY RESERVE for traditional life products is computed using the net level premium method, which represents the present value of estimated future policy benefits to be paid less the present value of estimated future net premiums to be collected from policyholders. The method uses best estimate assumptions for mortality, morbidity, expected investment yields, lapses, surrenders and expenses at the policy inception date, which remain locked-in thereafter. The reserve is adjusted for a provision of adverse deviation, which is used to provide a margin for fluctuation and uncertainty inherent in the assumption setting process.

     The provision for aggregate policy reserves for traditional participating life products is computed using the net level premium method. The method in this case uses best estimate assumptions for mortality, morbidity and interest rates that are guaranteed in the contract or are used in determining the dividends.

     The provision for aggregate policy reserves for non-traditional life products is equal to the account balance, which represents premiums received and allocated investment return credited to the policy less deductions for mortality costs and expense charges.

     Best estimate assumptions include, but are not limited to, interest, expenses, lapses, surrenders, mortality, morbidity and future bonuses. Current and historical client data, as well as industry data, are used to determine these assumptions. Assumptions for interest reflect expected earnings on assets, which back the future policyholder benefits. The information used by the Allianz Group's qualified actuaries in setting such assumptions includes, but is not limited to, pricing assumptions, available experience studies, profitability analysis. The level of conservatism built into the assumptions and estimates will impact the current earnings and emergence of future profits.

     The calculation of aggregate policy reserves is in accordance with various US GAAP Statements of Financial Accounting Standards (SFAS), including SFAS 60, SFAS 97, and SFAS 120. The calculation of aggregate policy reserves depends on the extent to which policyholders benefit from any surpluses earned on insurance policies. The assumptions on which the calculation is based vary, particularly with regard to mortality, morbidity, interest rates and the treatment of deferred policy acquisition costs. A distinction is drawn between the following situations:

     -- policyholders participate in surpluses in the same proportion as their policies have contributed to these surpluses. Policyholders do not participate in losses. This is referred to as the contribution principle. Assumptions in this case are conservative and contractually agreed, so there is a strong probability that surpluses will arise, most of which have to be distributed to policyholders. Policy

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

        acquisition costs are deferred over the terms of the policies in the same proportion as the surpluses in individual years contribute to the surplus on the portfolio concerned (SFAS 120).

     -- policyholders participate in a surplus on the basis of a mechanical or non-contributory system, and policyholders are guaranteed fixed benefits and do not participate in any profits. All other benefits and risks are carried by the insurer. Assumptions are used in these cases, including provisions for adverse deviations, which are based on values at the time when the policy is taken out. In health insurance, the insurer has the option of adjusting premiums when the assumptions change. Policy acquisition costs are also recognized over the terms of these policies, but in the same proportion as premiums written for the year concerned compared to the total premium income (SFAS 60).

     -- policyholders carry not only the investment risk and corresponding opportunities for benefit, but also any losses (e. g. unit-linked insurance policies). The aggregate reserve for these policies is shown under insurance reserves for life insurance where the investment risk is carried by policyholders. In this case, the aggregate reserve is not calculated actuarially, but rather it moves in line with the value of the related investments (SFAS 97).

     -- policyholders are entitled, within certain limits, to vary the level of premium payments, and the life insurance enterprise does not generally give any contractual guarantees about minimum rate of return or the level of management fees (e. g. universal life policies). In this case, the aggregate reserve is not calculated actuarially, but rather it moves in line with the policyholders' account balances (SFAS 97).

     The interest rate assumptions were as follows:

                                                              POLICIES USING THE      OTHER
                                                            CONTRIBUTION PRINCIPLE   POLICIES
                                                            ----------------------   --------
Aggregate policy reserves.................................           3-4%             2.5-7%
Deferred acquisition costs................................           5-6%               5-7%

     The aggregate policy reserve for financial and investment products is equal to the account value. Account values are not actuarially determined. Rather, account values are equal to the premium received and interest credited to the policy less deductions for mortality costs and expense charges assessed against the policyholder. Mortality costs and expense charges are established by the Allianz Group based upon its experience and cost structure and in accordance with policy terms.

     THE RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSES is established for the payment of losses and loss adjustment expenses (LAE) on claims which have occurred but are not yet settled. Loss and LAE reserves fall into two categories: individual case reserves for reported claims and reserves for incurred but not reported (IBNR) claims.

     Case reserves for reported claims are based on estimates of future payments that will be made in respect of claims, including LAE relating to such claims. Such estimates are made on a case-by-case basis, based on the facts and circumstances available at the time the reserves are established. The estimates reflect the informed judgment of claims personnel based on general insurance reserving practices and knowledge of the nature and value of a specific type of claim. These case reserves are regularly re-evaluated in the ordinary course of the settlement process and adjustments are made as new information becomes available.

     IBNR reserves are established to recognize the estimated cost of losses that have occurred but about which the Allianz Group has not yet been notified. These reserves, like the reserves for reported claims, are established to recognize the estimated costs, including expenses, necessary to bring claims to final settlement. Since nothing is known about the occurrence, the Allianz Group relies on its past experience, adjusted for current trends and any other relevant factors. These reserves are estimates based on actuarial and statistical

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Late reported claim trends, claim severity, exposure growth and future inflation are examples of factors used in projecting the IBNR reserve requirements. These reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

     The process of estimating loss and LAE reserves is by nature imprecise due to the large number of variables affecting the ultimate amount of claims. Some of these variables are internal, such as changes in claims handling procedures, introduction of new IT systems or company acquisitions and divestitures. Others are external, such as inflation, judicial trends, and legislative changes. The Allianz Group attempts to reduce the uncertainty in reserve estimates through the use of multiple actuarial and reserving techniques and analysis of the assumptions underlying each technique.

     There is no adequate statistical data available for some risk exposures in liability insurance, such as environmental and asbestos claims and large-scale individual claims, because some aspects of these types of claims are still evolving. Appropriate provisions have been made for such cases based on the Allianz Group's judgment and an analysis of the portfolios in which such risks occur. These provisions represent the Allianz Group's best estimate.

     OTHER INSURANCE RESERVES include the reserve for premium refunds. This item includes experience-rated and other premium refunds in favor of policyholders.

     The reserve for premium refunds includes the amounts allocated under the relevant local statutory or contractual regulations to the accounts of the policyholders and the amounts resulting from the differences between these IFRS based financial statements and the local financial statements (latent reserve for premium refunds), which will reverse and enter into future deferred profit participation calculations. These differences are recognized on a future accrual basis and reported in profit participation accounts.

     Unrealized gains and losses in connection with the valuation of investments are recognized in the latent reserve for premium refunds to the extent that the policyholder will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized.

     The profit participation allocated to participating policyholders or disbursed to them reduces the reserve. Any dividends allocated or disbursed over and above the reserve are recorded in other expenses.

     Methods and corresponding percentages for participation in profits by the policyholders are set out below for the most significant countries:

COUNTRY                                                         BASE            PERCENTAGE
-------                                                 ---------------------   ----------
Germany:
  Life(1).............................................  All sources of Profit       90%
  Health(2)...........................................  All sources of Profit       80%
France-Life...........................................  Investments                 85%
Italy-Life............................................  Investments                 85%

---------------

(1) Following local accounting rules for contracts signed beginning at July 1, 1994, the policyholder is entitled to at least 90% of net investment income and to an appropriate share of income from all other sources of profit.

(2) Following local accounting rules, policyholders are to be credited with at least 90% of net interest income and at least 80% of gross income respectively.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     Other insurance reserves also include the premium deficiency reserve, which is calculated individually for each insurance portfolio on the basis of estimates of future claims, costs, premiums earned and proportionate investment income. For short duration contracts, a premium deficiency is recognized if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, unamortized acquisition costs, and maintenance expenses exceeds related unearned premiums while considering anticipated investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expense indicate that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover unamortized acquisition costs, then a premium deficiency is recognized.

REINSURANCE

     Premiums ceded for reinsurance and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance are reported on a gross basis. Prepaid reinsurance represents the ceded portion of unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured risks. Accordingly, revenues and expenses related to reinsurance agreements are recognized consistent with the underlying risk of the business reinsured.

LIABILITIES TO BANKS AND CUSTOMERS AND CERTIFICATED LIABILITIES

     Liabilities to banks and customers also includes repurchase ("repo") transactions. Repo transactions involves the sale of securities by the Allianz Group to a counter-party, subject to the simultaneous agreement to repurchase these securities at a certain later date, at an agreed price. If control of the securities remains with the Allianz Group over the entire lifetime of the transaction, the securities concerned are retained in the Allianz Group's consolidated balance sheet and are valued in accordance with the accounting principles for trading assets or investments. The proceeds of the sale are reported under liabilities to banks or liabilities to customers, as appropriate, within the Allianz Group's consolidated balance sheet. Interest expenses from repos are reported in interest and similar expenses in the Allianz Group's consolidated income statement.

     Certificated liabilities are initially measured at cost, which is the fair value of the consideration received, net of transaction costs incurred. Subsequent measurement is at amortized cost, using the effective interest rate method to amortize cost at inception (premium or discount) to the redemption value over the life of the certificated liability. Non-interest bearing liabilities such as zero-coupon bonds are valued at their present value on initial recognition and written up in accordance with the effective yield method at the contracted interest rate. Costs relating to the issuance of debt securities, such as fees relating to placement, underwriting commitments, subscription, management or syndication are recognized in the year they are incurred, and are reported in other expenses.

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

OTHER ACCRUED LIABILITIES

     Pension and similar reserves are calculated taking into account local circumstances as well as current mortality, morbidity and employee turnover projections. Expected future trends in salaries and wages,

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

retirement rates and pension increases are also taken into account. The notional interest rate used is based on the rate for long-term, highly rated corporate or government bonds.

     Accrued taxes are calculated in accordance with relevant local tax regulations.

     Miscellaneous accrued liabilities primarily include reserves for restructuring, anticipated losses arising from non-insurance business, litigation, employees (e.g., early retirement, phased retirement, employee awards for long service, and vacation) and agents (e.g., unpaid commissions).

     RESTRUCTURING RESERVES are defined by programs, which will lead to material changes in either the entity's business purpose or the realization of this business purpose. The relevant program must be bindingly planned, executed and monitored.

OTHER LIABILITIES

     Other liabilities include funds held under reinsurance business ceded, accounts payable on direct insurance business, accounts payable on reinsurance business, and miscellaneous liabilities. These liabilities are reported at redemption value.

DEFERRED TAXES

     The calculation of deferred tax is based on temporary differences between the Allianz Group's carrying amounts of assets or liabilities in its consolidated balance sheet and their tax bases, and on differences arising from the application of uniform valuation policies for consolidation purposes. The tax rates used for the calculation of deferred taxes are the local rates applicable in the countries concerned; changes to tax rates already adopted prior to or as of the balance sheet date are taken into account.

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

     Life insurance premiums on traditional life insurance policies are recognized as earned when due. Premiums on short duration life insurance policies are recognized as revenues over the period of the contract in proportion to the amount of insurance protection provided. Unearned premiums are calculated separately for each individual policy to cover the unexpired portion of written premiums. Benefits and expenses are provided for against such revenues to recognize profits over the estimated life of the policies.

     Revenues for financial and investment policies, such as universal life and variable annuity contracts, represent charges assessed against the policyholders' account balances for the cost of insurance, surrenders and policy administration and are included within premiums earned on the Allianz Group's consolidated

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

income statement. Benefits charged to expense include benefit claims incurred during the period in excess of policy account balances and interest credited to policy account balances.

INTEREST AND SIMILAR INCOME/EXPENSE

     Interest income and interest expense are recognized on an accrual basis. Interest income from lending business is recognized using the effective yield method. This line item also includes dividends from available-for-sale equity securities and interest recognized on finance leases. Dividends are recognized in income when earned. Interest on finance leases is recognized in income over the term of the respective lease so a constant period yield based on the net investment is attained.

TRADING INCOME

     Trading income comprises all realized and unrealized gains and losses from trading assets and trading liabilities. In addition, commissions and all interest and all dividend income attributable to trading operations and related transaction costs are included in this line item.

INCOME FROM INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES AND ASSOCIATED ENTERPRISES

     Reporting of current income includes interest, dividends from equity securities, the share of net income from enterprises accounted for using the equity method, dividend income from investments in affiliated enterprises and participations, and interest recognized on finance leases. Dividends are recognized in income when received.

FEE AND COMMISSION INCOME AND EXPENSES

     In addition to traditional commission income received on security transactions, fee and commission income in the securities business also includes commissions received in relation to private placements, syndicated loans and financial advisory services. Other fees reflect commissions received for trust and custody services, for the brokerage of insurance policies, credit cards, home loans, savings contracts and real estate. Fee and commission income is recognized in Allianz Group's banking operations when the corresponding service is provided.

     Assets and liabilities held in trust by the Allianz Group in its own name, but for the account of third parties, are not reported in its consolidated balance sheet. Commissions received from such business are shown in fee and commission income in the Allianz Group's consolidated income statement.

     Investment advisory fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management. Investment advisory fees receivable for private accounts consist primarily of accounts billed on a quarterly basis. Private accounts may also generate a fee based on investment performance, which are recognized at the end of the respective contract period if the prescribed performance hurdles have been achieved.

     Distribution and servicing fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of assets under management.

     Administration fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of assets under management.

CONSOLIDATED CASH FLOW STATEMENT

     The consolidated cash flow statement presents the changes in cash and cash equivalents of the Allianz Group during the year, including the net cash flow arising from investing activities, financing activities and

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

operating activities. The net cash flow from investing activities is primarily comprised of changes in investment securities (such as securities available-for-sale or held-to-maturity). Financing activities include net cash flow from transactions involving equity capital, participation certificates and subordinated liabilities. Net cash flow from operating activities contains all other activities, which belong to the principal revenue-generating activities.

EQUITY REMUNERATION PLANS

     The Allianz Group accounts for its stock related remuneration plans under the fair value recognition provisions of SFAS 123, whereby stock-based compensation cost is measured at the grant date based on the value of the awards granted and is recognized as expense over the vesting period. For rights redeemed by the issue of shares, the fair value is determined at the date of grant. The corresponding compensation cost is accrued over the vesting period and increases revenue reserves in shareholders' equity. For rights to be settled in cash, the fair value is determined at the date of grant, and at each subsequent valuation date, the new valuation is determined on the basis of the share price at the valuation date. Compensation expense for these rights is accrued over the vesting period and reported in other accrued liabilities until paid. Compensation expense is reversed in the period in which an unvested award is forfeited. The Allianz Group stock-based compensation plans are more fully described in Note 45.

SEGMENT REPORTING

     Information on segments is reported separately in the Allianz Group's consolidated financial statements. Segment information has been prepared on the basis of the accounting regulations used to prepare the Allianz Group's consolidated financial statements as a whole. In determining the segments of the Allianz Group, management evaluates the organization of the Allianz Group, its revenue generating activities of its internal management reporting process and the level of financial information available and utilized by the Management Board in reviewing performance.

     As a result of the Allianz Group's worldwide organization, the business activities of the Allianz Group are first segregated by product and type of service: insurance activities, banking activities and asset management activities. Due to differences in the nature of products, risks and capital allocation, insurance activities are further divided between property-casualty and life/health categories. Thus, the operating segments are structured as Property-Casualty, Life/Health, Banking, and Asset Management. The Allianz Group does not aggregate separate operating segments.

     Based on various legal, regulatory and other operational issues associated with operating entities in jurisdictions worldwide, the segments of the Allianz Group are also further analyzed by geographical areas or regions in a matrix that comprises a number of profit and service-center segments. This geographic analysis is performed to provide further understanding of trends and results underlying the segment data.

     Property-Casualty: The Allianz Group's property-casualty segment provides automobile, homeowners, liability, travel and other personal lines products. Additionally, the Allianz Group provides commercial and industrial coverages to business enterprises of all sizes.

     Life/Health: The Allianz Group's life/health segment provides endowment, fixed and variable annuities and traditional life insurance and a wide range of health, disability and related coverages to individual insureds. Additionally, the Allianz Group offers group-life, group-health and pension products to employers.

     Banking: The Allianz Group's banking segment provides traditional commercial banking products and services such as deposit-taking, lending (including mortgage lending), cash management and transaction banking, as well as corporate finance advisory services, mergers and acquisitions advisory services, capital

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

and money market services, securities underwriting and securities trading and derivatives business on its own account and for its customers.

     Asset Management: The Allianz Group's asset management segment provides equity, fixed income, money market, sector, geographic and a variety of other products and alternative investment vehicles to retail and institutional customers.

RECLASSIFICATIONS

     For reasons of comparability with the current reporting year, some prior-year figures were adjusted in the balance sheet and the income statement through reclassifications that do not affect net income or shareholders' equity.

               SUPPLEMENTARY INFORMATION ON ALLIANZ GROUP ASSETS

(5) INTANGIBLE ASSETS

     Intangible assets for the years ended December 31:

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Goodwill....................................................  12,370   13,786
PVFP........................................................   1,658    1,768
Software....................................................   1,064    1,281
Brand names.................................................     782      829
Loyalty bonuses.............................................     158      329
Other.......................................................     230      280
                                                              ------   ------
Total.......................................................  16,262   18,273
                                                              ======   ======

     Intangible assets amortization expense is estimated to be E1,982 million in 2004, E622 million in 2005, E602 million in 2006, E570 million in 2007 and E535 million in 2008. In March 2004, the IASB issued IFRS 3, Business Combinations. The new accounting standard requires an impairment-only approach and no longer permits the amortization of goodwill, similar to SFAS 142, Goodwill and Other Intangible Assets under US GAAP. The accounting standard is applicable from the beginning of the first annual report period beginning on or after March 31, 2004. Therefore, goodwill amortization will no longer be recorded after the year ended December 31, 2004. Goodwill amortization for 2004 is estimated at E1,175 million.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

GOODWILL

     The following table presents changes in goodwill for the years ended December 31:

                                                               2003     2002     2001
                                                              ------   ------   ------
                                                              E(MN)    E(MN)    E(MN)
Gross amount capitalized as of December 31 previous year....  17,262   14,963    8,899
Accumulated amortization as of December 31 previous year....  (3,476)  (2,314)  (1,506)
                                                              ------   ------   ------
Value stated as of December 31 previous year................  13,786   12,649    7,393
Translation differences.....................................    (560)    (532)     134
                                                              ------   ------   ------
Value stated as of January 1................................  13,226   12,117    7,527
Reclassification............................................      --     (228)     350
Additions...................................................     782    3,059    5,580
Disposals...................................................    (225)      --       --
Impairment..................................................    (224)      --       --
Amortization................................................  (1,189)  (1,162)    (808)
                                                              ------   ------   ------
Value stated as of December 31..............................  12,370   13,786   12,649
Accumulated amortization as of December 31..................   4,889    3,476    2,314
                                                              ------   ------   ------
Gross amount capitalized as of December 31..................  17,259   17,262   14,963
                                                              ======   ======   ======

     There were no reclassifications in 2003.

     Major additions in 2003 include the following:

     -- E146 million from the increase of the interest in Riunione Adriatica di
        Sicurta S.p.A. by 4.4% to 55.5%.

     -- E624 million from the increase of the interest in PIMCO Advisors L.P. by 14.4% to 83.9%;

     Major disposals in 2003 include the following:

     -- E117 million from the sale of the 95.0% interest in AFORE Allianz
        Dresdner S.A. de C.V.;

     -- E53 million from the decrease of the interest in Allianz Slovenska poist'ovna a.s. by 15.0% to 84.6%.

     In addition, the disposals include an adjustment of the goodwill of Allianz-Slovenska poist'ovna a.s..

     The impairment charge of E224 million concerns Allianz Life Insurance Company Ltd., Seoul. In the course of the annual goodwill impairment review the amount of the impairment was determined on the basis of an evaluation of future cash flows from the existing contract portfolio and new business. This amount reflects the effects of persistently lower interest rates in the capital markets and the overall unsatisfactory earnings performance of the company.

     The reclassification in 2002 represents the goodwill in associated companies, which beginning in 2002, is recognized as part of the investments in affiliated enterprises, joint ventures and associated companies within the Allianz Group's consolidated balance sheet. This reclassification comprises the following:

     -- E181 million Munchener Ruckversicherungs-AG,

     -- E47 million AV Packaging GmbH and Schmalbach-Lubeca AG.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

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

     The reclassification in 2001 relates to the interest of the Allianz Group in the goodwill shown in the consolidated balance sheet of the Dresdner Bank Group prior to acquisition of the majority shareholding on July 23, 2001.

     Amortization of goodwill is shown separately in the Allianz Group's consolidated income statement under amortization of goodwill. There were no impairments of goodwill in 2002 or 2001.

PRESENT VALUE OF FUTURE PROFITS

     The following table presents changes in PVFP for the years ended December
31:

                                                              2003    2002    2001
                                                              -----   -----   -----
                                                              E(MN)   E(MN)   E(MN)
Gross amount capitalized as of December 31 previous year....  2,619   1,999   1,975
Accumulated amortization as of December 31 previous year....   (851)   (625)   (457)
                                                              -----   -----   -----
Value stated as of December 31 previous year................  1,768   1,374   1,518
Translation differences.....................................    (33)    (25)     13
                                                              -----   -----   -----
Value stated as of January 1................................  1,735   1,349   1,531
Additions...................................................     --     608      11
Revaluations................................................    129      37      --
Amortization................................................   (206)   (226)   (168)
                                                              -----   -----   -----
Value stated as of December 31..............................  1,658   1,768   1,374
Accumulated amortization as of December 31..................  1,057     851     625
                                                              -----   -----   -----
Gross amount capitalized as of December 31..................  2,715   2,619   1,999
                                                              =====   =====   =====

     PVFP was determined using discount rates ranging from 12.0% to 15.0%. Interest rates between 3.5% and 8.5% were applied for interest not yet due.

     The additions in 2002 include primarily E525 million related to an increase in ownership interest from 40.5% to 91.0% in Allianz Lebensversicherungs-AG, Stuttgart, and in 2001 the additions mainly related to first-time consolidation of the subsidiary Malaysia British Assurance Life, Kuala Lumpur.

     Amortization of PVFP, net of interest accrued, is included in acquisition costs and administrative expenses within the Allianz Group's consolidated income statement. The amount of interest accrued on unamortized PVFP in 2003 was E102 million (2002: E78 million and 2001: E99 million).

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The percentage of PVFP as of December 31, 2003 that is expected to be amortized in 2004 is 8.65% (7.68% in 2005, 6.94% in 2006, 5.74% in 2007 and
5.18% in 2008).

SOFTWARE

     The following table presents changes in capitalized software for the years ended December 31:

                                                               2003     2002    2001
                                                              ------   ------   -----
                                                              E(MN)    E(MN)    E(MN)
Gross amount capitalized as of December 31 previous year....   2,692    2,439   1,356
Accumulated amortization as of December 31 previous year....  (1,411)  (1,003)   (762)
                                                              ------   ------   -----
Valuation stated as of December 31 previous year............   1,281    1,436     594
Translation differences.....................................     (20)     (19)      6
                                                              ------   ------   -----
Value stated as of January 1................................   1,261    1,417     600
Additions...................................................     713      497     491
Changes in the group of consolidated companies..............     (69)     (68)    612
Disposals...................................................    (233)    (157)    (26)
Amortization................................................    (608)    (408)   (241)
                                                              ------   ------   -----
Value stated as of December 31..............................   1,064    1,281   1,436
Accumulated amortization as of December 31..................   2,019    1,411   1,003
                                                              ------   ------   -----
Gross amount capitalized as of December 31..................   3,083    2,692   2,439
                                                              ======   ======   =====

     The Allianz Group's consolidated balance sheet value of software amounting to E1,064 million at December 31, 2003 (2002: E1,281 million) includes E598 million (2002: E630 million) for software developed in-house and E466 million (2002: E651 million) for software purchased from third parties.

     Amortization of software is included in the Allianz Group's consolidated income statement. For the Allianz Group's insurance companies, it is allocated amongst several line items. Amortization of software related to the Allianz Group's banking operations is included in administrative expenses within the Allianz Group's consolidated income statement.

BRAND NAMES AND LOYALTY BONUSES

     During 2001, assets of E659 million were recognized for the value of the brand names "Dresdner Bank" and "dit" (Deutscher Investment-Trust). These intangible assets are amortized on a straight-line basis over twenty years. The purchase of additional shares of Dresdner Bank AG in 2002 increased the carrying amount of the brand names by E224 million. After amortization of E47 million (2002: E39 million) during 2003, the carrying amount of the brand names at December 31, 2003 amounted to E782 million (2002: E829 million).

     Capitalized loyalty bonuses for senior management of the PIMCO Group, Delaware, amounted to E158 million at December 31, 2003 (2002: E329 million), which are amortized on a straight-line basis over five years.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

(6) INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES AND ASSOCIATED ENTERPRISES

     The following represents the Allianz Group's investments in affiliated enterprises, joint ventures and associated enterprises as of December 31:

                                                              2003     2002
                                                              -----   ------
                                                              E(MN)   E(MN)
Affiliated enterprises......................................    900      939
Joint ventures..............................................    144       22
Associated enterprises......................................  5,398   10,384
                                                              -----   ------
  Total stated value........................................  6,442   11,345
                                                              =====   ======
  Total market value........................................  7,135   15,013
                                                              =====   ======

     The market value is primarily based on stock exchange quotations and internal valuations.

     The amount of investments in affiliated enterprises, joint ventures and associated enterprises that relates to banks was E2,686 million (2002: E4,349 million).

     The following information comprises affiliated enterprises, joint ventures and associated enterprises of the Allianz Group at December 31, 2003, which are listed in Note 48, Selected Subsidiaries and Other Holdings, under the heading associated enterprises.

     The Allianz Group's holdings in affiliated enterprises, joint ventures and associated enterprises has significantly decreased as compared to year end 2002, due primarily to significant reductions in the Allianz Group's shareholdings in Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft (Munich Re), Beiersdorf AG and the reclassification of the HeidelbergCement holdings to available-for-sale securities during 2003:

     - During the first quarter of 2003, the Allianz Group reduced its shareholdings in Munich Re from 22.4% to slightly less than 20%. Due to this event, as of March 31, 2003, Munich Re was no longer consolidated as an associated enterprise according to the equity method but was accounted for as an available-for-sale investment. The Allianz Group's shareholdings in Munich Re were further reduced in July 2003 through the partial amortization of the MILES bond via Munich Re shares. As of December 31, 2003, the Allianz Group's shareholdings in Munich Re amounted to 12.4%. The disposals of Munich Re shares led to cumulative gains of E936 million in 2003, of which E78 million referred to Munich Re as an associated enterprise. On March 2, 2004 a further reduction of ownership interest also occurred as a result of the final amortization of the MILES-bond via Munich Re shares so that Allianz Group's ownership interest in Munich Re's share capital was reduced to 9.4%.

     - On October 23, 2003, the Allianz Group sold the largest part of its 43.6% shareholdings in Beiersdorf AG to Tchibo Holding AG, Hamburg, HGV Hamburger Gesellschaft fur Vermogens- und Beteiligungsverwaltung mbH, Hamburg and Troma Alters- und Hinterbliebenenstiftung, Hamburg. The disposal became effective in December 2003 and led to Allianz Group shareholdings in Beiersdorf AG of less than 20%, thereby triggering the de-consolidation of Beiersdorf AG as an associated enterprise as at December 31, 2003. The resulting cumulative gain on the disposal totaled E2.8 billion in 2003. As of December 31, 2003, the Allianz Group shareholdings in Beiersdorf AG amounted to 16.6%, which were comprised of available-for-sale securities and trading securities. At the beginning of 2004, Allianz Group's shareholdings were reduced to less than 10% of Beiersdorf AG's share capital.

     - As of December 31, 2003, HeidelbergCement AG was no longer carried as an associated enterprise, as the Allianz Group ceased to have a significant influence over the company. As of December 31, 2003,

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

       Allianz Group's holdings amounted to 15.1% of HeidelbergCement AG share capital. During 2003, E203 million of impairments were recorded on Allianz Group's holding of HeidelbergCement AG. At the beginning of 2004, the Allianz Group reduced its shareholding in HeidelbergCement AG to 7.5%.

     As of December 31, 2003, EUROHYPO AG was the only equity-method investment considered to be significant to the Allianz Group on an individual basis. EUROHYPO AG comprises approximately one-third of investments in associated enterprises. Therefore, separate income statement and balance sheet data are shown for EUROHYPO AG.

     Prior to August 2002, "Deutsche Hyp AG" was wholly owned by Dresdner Bank AG and was fully consolidated in the Allianz Group financial statements. In August 2002, EUROHYPO AG was created by the merger of mortgage bank activities of Deutsche Bank AG ("Eurohypo AG"), Commerzbank AG ("Rheinhyp AG") and Dresdner Bank AG ("Deutsche Hyp AG"). After the merger, Dresdner Bank AG's shareholdings in EUROHYPO AG amounted to 28.5% and were accounted for according to the equity method. EUROHYPO AG's audited consolidated income statement and balance sheet for the years ended December 31 are presented below:

EUROHYPO AG:

INCOME STATEMENT

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Interest income.............................................  10,053   11,888
Provision income............................................     108       84
Other revenue...............................................      32       75
                                                              ------   ------
  Total revenue.............................................  10,193   12,047
                                                              ------   ------
Interest expenses...........................................   8,731   10,746
Administrative expenses.....................................     475      399
Other expenses..............................................     885      576
                                                              ------   ------
  Total expenses............................................  10,091   11,721
                                                              ------   ------
  Subtotal..................................................     102      326
                                                              ------   ------
Taxes (benefit).............................................      72       32
Minority interest...........................................      24        1
                                                              ------   ------
  Net income (after taxes)..................................       6      293
                                                              ======   ======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

BALANCE SHEET:

                                                               2003      2002
                                                              -------   -------
                                                               E(MN)     E(MN)
Loans and advances to banks.................................   22,869    21,812
Loans and advances to customers.............................  164,320   166,899
Financial investments.......................................   37,611    36,771
Cash and cash equivalents...................................      107       152
Other assets................................................    2,312     2,834
                                                              -------   -------
  Total assets..............................................  227,219   228,468
                                                              =======   =======
Liabilities to banks........................................   31,962    30,974
Liabilities to customers....................................   39,800    41,485
Certificated liabilities....................................  143,544   145,289
Other liabilities...........................................    6,165     5,954
Minority interest...........................................      624        16
Equity......................................................    5,124     4,750
                                                              -------   -------
  Total liabilities and equity..............................  227,219   228,468
                                                              =======   =======

     The following aggregated information relates to the affiliated enterprises, joint ventures and associated enterprises of the Allianz Group at December 31, 2002 and 2001, including Beiersdorf AG and Munich Re. EUROHYPO AG was included pro-rata beginning August 1, 2002.

INCOME STATEMENT:

                                                               2002     2001
                                                              ------   ------
                                                              E(MN)    E(MN)
Earned premium..............................................  33,239   30,220
Interest income.............................................   3,353   10,046
Other investment income.....................................  18,865   15,415
Sales.......................................................  15,029    8,413
Other revenue...............................................   2,354    4,747
                                                              ------   ------
  Total revenue.............................................  72,840   68,841
                                                              ------   ------
Claims/benefit expenses.....................................  30,725   29,174
Acquisition costs...........................................   6,919    6,718
Interest expenses...........................................   3,491    7,894
Other investment expenses...................................   9,616    3,592
Cost of goods sold..........................................   6,618    4,237
Other expenses..............................................  11,818   11,794
                                                              ------   ------
  Total expenses............................................  69,187   63,409
                                                              ------   ------
Taxes (benefit).............................................  (1,131)   1,137
Minority interest...........................................     (34)     174
                                                              ------   ------
  Net income (after taxes)..................................   4,818    4,121
                                                              ======   ======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

BALANCE SHEET:

                                                               2002
                                                              -------
                                                               E(MN)
Accounts receivable.........................................   18,035
Loans and advances to banks and customers...................  188,007
Financial investments.......................................  202,914
Inventories.................................................    4,945
Land/building...............................................   12,234
Cash and cash equivalents...................................    4,050
Other assets................................................   41,546
                                                              -------
  Total assets..............................................  471,731
                                                              =======
Deposits....................................................   72,141
Insurance reserves..........................................  154,445
Loans and financial liabilities.............................  156,442
Accounts payable............................................    9,529
Other liabilities...........................................   47,899
Minority interest...........................................      748
Equity......................................................   30,527
                                                              -------
  Total liabilities and equity..............................  471,731
                                                              =======

(7)  INVESTMENTS

     Investments comprise the following:

                                                               2003      2002
                                                              -------   -------
                                                               E(MN)     E(MN)
Securities held-to-maturity.................................    4,683     6,533
Securities available-for-sale...............................  277,871   265,997
Real estate used by third parties...........................   10,501    10,747
Funds held by others under reinsurance contracts assumed....    2,012     2,063
                                                              -------   -------
  Total.....................................................  295,067   285,340
                                                              =======   =======

     Investment strategy within the Allianz Group is based on the requirement of asset liability management in the different business lines. Investment risk is measured and managed according to Allianz Group internal risk capital calculations. Forward sale agreements and derivatives are used to hedge unrealized gains and facilitate portfolio management.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

SECURITIES HELD-TO-MATURITY

     The following tables present amortized cost, fair value and unrealized gains and losses for securities held-to-maturity:

                                                          AS OF DECEMBER 31, 2003
                                                -------------------------------------------
                                                AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                                  COST        GAINS        LOSSES     VALUE
                                                ---------   ----------   ----------   -----
                                                  E(MN)       E(MN)        E(MN)      E(MN)
Government and government agency bonds:
  Austria.....................................      404          1           --         405
  Italy.......................................      403         21            2         422
  Switzerland.................................      396          1           --         397
  Germany.....................................      230         11           --         241
  Mexico......................................      173         33           --         206
  France......................................      101         10           --         111
  Poland......................................       27         --            3          24
  Hungary.....................................       11         --           --          11
  All other countries.........................        2         --           --           2
                                                  -----        ---          ---       -----
                                                  1,747         77            5       1,819
Corporate bonds...............................    2,597         73            1       2,669
Other.........................................      339          6            1         344
                                                  -----        ---          ---       -----
     Total....................................    4,683        156            7       4,832
                                                  =====        ===          ===       =====

                                                          AS OF DECEMBER 31, 2002
                                                -------------------------------------------
                                                AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                                  COST        GAINS        LOSSES     VALUE
                                                ---------   ----------   ----------   -----
                                                  E(MN)       E(MN)        E(MN)      E(MN)
Government and government agency bonds:
  France......................................      873         10           --         883
  Germany.....................................      553         13           --         566
  Italy.......................................      326         14           --         340
  Mexico......................................      263         12           --         275
  All other countries.........................      269         13           --         282
                                                  -----        ---          ---       -----
                                                  2,284         62           --       2,346
Corporate bonds...............................    2,301         87           --       2,388
Other.........................................    1,948         79           --       2,027
                                                  -----        ---          ---       -----
     Total....................................    6,533        228           --       6,761
                                                  =====        ===          ===       =====

     Impairments on securities held-to-maturity totaled E10 million (2002: E31 million and 2001: E35 million) and are included in other expenses for investments within the Allianz Group's consolidated income statement. Reversal of impairments on securities held-to-maturity totaled E3 million (2002: E2 million and 2001: E7 million) and are included in other income for investments within the Allianz Group's consolidated income statement.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     During 2003 E1,823 million of held-to-maturity securities were reclassified as loans and advances to customers. In addition, held-to-maturity securities with a carrying amount of E11 million were transferred to the trading securities category, resulting in an insignificant net realized gain. The decision to transfer the held-to-maturity securities to trading was taken in accordance with asset-liability management requirements.

SECURITIES AVAILABLE-FOR-SALE

     The following tables present amortized cost, fair value and unrealized gains and losses for securities available-for-sale:

                                                         AS OF DECEMBER 31, 2003
                                              ---------------------------------------------
                                              AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                COST        GAINS        LOSSES      VALUE
                                              ---------   ----------   ----------   -------
                                               E(MN)       E(MN)        E(MN)        E(MN)
Fixed Maturities:
Government and agency mortgage-backed
  securities (residential and commercial)...     6,526          32          96        6,462
Corporate mortgage-backed securities
  (residential and commercial)..............       530          23           1          552
Other asset-backed securities...............       929          30           3          956
Government and government agency bonds:
     Germany................................    55,362       2,276         211       57,427
     Italy..................................    20,778         631          42       21,367
     France.................................    10,569         532          46       11,055
     Spain..................................     6,264         403          18        6,649
     Belgium................................     4,062         136          17        4,181
     Austria................................     3,610          95          16        3,689
     Greece.................................     2,845          84          12        2,917
     Netherlands............................     2,428          77           8        2,497
     United States..........................     2,316          77          17        2,376
     Korea..................................     2,029          32          20        2,041
     Switzerland............................     2,004          71           6        2,069
     United Kingdom.........................     1,947          34          10        1,971
     Portugal...............................     1,910          30          16        1,924
     Australia..............................     1,567           7          17        1,557
     Finland................................     1,136          52           2        1,186
     Luxembourg.............................     1,047          38          11        1,074
     Ireland................................       795          19           4          810
     Hungary................................       649           0          27          622
     Canada.................................       567          18           6          579
     Sweden.................................       418          18          --          436
     Slovakia...............................       394           2          --          396
     Mexico.................................       392          24           2          414
     All other countries....................     1,871          56          22        1,905
                                               -------      ------       -----      -------
                                               124,960       4,712         530      129,142
  Corporate bonds...........................    84,779       3,669         297       88,151
                                               -------      ------       -----      -------
  Total fixed maturities....................   217,724       8,466         927      225,263
  Equity securities.........................    43,046       6,363       1,139       48,270
  Other.....................................     4,280          69          11        4,338
                                               -------      ------       -----      -------
       Total................................   265,050      14,898       2,077      277,871
                                               =======      ======       =====      =======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

                                                         AS OF DECEMBER 31, 2002
                                              ---------------------------------------------
                                              AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                COST        GAINS        LOSSES      VALUE
                                              ---------   ----------   ----------   -------
                                               E(MN)       E(MN)        E(MN)        E(MN)
Fixed Maturities:
Government and agency mortgage-backed
  securities (residential and commercial)...    10,005         329            2      10,332
Corporate mortgage-backed securities
  (residential and commercial)..............     3,288         175           12       3,451
Other asset-backed securities...............     1,762          77            1       1,838
Government and government agency bonds:
     Germany................................    46,325       2,407           25      48,707
     Italy..................................    22,391         895            8      23,278
     France.................................    10,465         669           10      11,124
     Spain..................................     5,971         467           10       6,428
     United States..........................     5,531         214            6       5,739
     Austria................................     2,618         135            3       2,750
     Belgium................................     2,302         130            2       2,430
     Switzerland............................     2,021         121            1       2,141
     Korea..................................     2,078          75           --       2,153
     United Kingdom.........................     1,584          72           --       1,656
     All other countries....................     9,622         458           39      10,041
                                               -------      ------       ------     -------
                                               125,963       6,224          119     132,068
  Corporate bonds...........................    76,303       3,475          313      79,465
                                               -------      ------       ------     -------
  Total fixed maturities....................   202,266       9,699          432     211,533
  Equity securities.........................    52,281       5,193        9,303      48,171
  Other.....................................     6,061         256           24       6,293
                                               -------      ------       ------     -------
       Total................................   260,608      15,148        9,759     265,997
                                               =======      ======       ======     =======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The following table presents proceeds from sales, gross realized gains, and gross realized losses of securities available-for-sale for the years ended December 31:

                                                           2003      2002      2001
                                                          -------   -------   -------
                                                           E(MN)     E(MN)     E(MN)
PROCEEDS FROM SALES
Government bonds........................................   62,137    50,063    43,724
Corporate bonds.........................................   29,986    22,451    21,690
Equity securities.......................................   34,809    39,371    37,844
Other...................................................    7,751     3,289     7,404
                                                          -------   -------   -------
  Total.................................................  134,683   115,174   110,662
                                                          =======   =======   =======
GROSS REALIZED GAINS
Government bonds........................................      980     1,040       768
Corporate bonds.........................................      829       768       238
Equity securities.......................................    5,533     6,124     6,632
Other...................................................       20        40       100
                                                          -------   -------   -------
  Total.................................................    7,362     7,972     7,738
                                                          =======   =======   =======
GROSS REALIZED LOSSES
Government bonds........................................      259       354       295
Corporate bonds.........................................      271       487       363
Equity securities.......................................    4,478     7,210     6,153
Other...................................................       10        12        77
                                                          -------   -------   -------
  Total.................................................    5,018     8,063     6,888
                                                          =======   =======   =======

     Impairments on securities available-for-sale totaled E4,412 million (2002:
E6,287 million and 2001: E1,507 million) and are included in other expenses for investments within the Allianz Group's consolidated income statement. Reversal of impairments on securities available-for-sale totaled E2,129 million (2002:
E679 million and 2001: E184 million) and are included in other income for investments within the Allianz Group's consolidated income statement.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The following table sets forth gross unrealized losses on available-for-sale and held-to-maturity securities and the related fair value, segregated by investment category and length of time such investments have been in a continuous unrealized loss position at December 31, 2003. For a general discussion of the Allianz Group's impairment policy see Note 4.

                                                              GREATER THAN
                                      ZERO TO 12 MONTHS        12 MONTHS               TOTAL
                                     -------------------   ------------------   -------------------
                                      FAIR    UNREALIZED   FAIR    UNREALIZED    FAIR    UNREALIZED
DESCRIPTION OF SECURITIES            VALUE      LOSSES     VALUE     LOSSES     VALUE      LOSSES
-------------------------            ------   ----------   -----   ----------   ------   ----------
                                     E(MN)     E(MN)       E(MN)   E(MN)        E(MN)     E(MN)
Government and agency
  mortgage-backed securities
  (residential and commercial).....   5,264        97         --       --        5,264        97
Corporate mortgage-backed
  securities (residential and
  commercial)......................      43         1         --       --           43         1
Other asset-backed securities......     286         2         17        1          303         3
Government and government agency
  bonds............................  26,021       488        511       46       26,532       534
Corporate bonds....................  15,019       251        624       47       15,643       298
                                     ------     -----      -----      ---       ------     -----
Subtotal debt securities...........  46,633       839      1,152       94       47,785       933
Equity securities..................   7,974       979        928      160        8,902     1,139
Other..............................     949        11        202        1        1,151        12
                                     ------     -----      -----      ---       ------     -----
Total..............................  55,556     1,829      2,282      255       57,838     2,084
                                     ======     =====      =====      ===       ======     =====

     Government and agency mortgage-backed securities (residential and commercial): Total unrealized losses amounted to E97 million at December 31, 2003. The unrealized loss positions concern mostly issues of US government agencies, which are primarily held by Allianz Group's North American entities. These pay-through/pass-through securities are serviced by cash flows from pools of underlying loans to mostly private debtors. The unrealized losses of these mortgage-backed securities were partly caused by interest rate increases between purchase date of the individual securities and the balance sheet date. Also in various instances, price decreases were caused by increased prepayment risk for individual loan pools that were originated in a significantly higher interest rate environment. Because the decline in market value is attributable to changes in interest rates and, to a lesser extent, instances of insignificant deterioration of credit quality and Allianz Group has the positive ability and intent to hold these investments until a market price recovery, the Allianz Group does not consider these investments to be other-than-temporarily impaired at December 31, 2003.

     Government and government agency bonds: Total unrealized losses amounted to E535 million at December 31, 2003. The Allianz Group holds a large variety of government bonds, mostly of OECD countries (Organization of Economic Cooperation and Development). Given the fact that the issuers of these bonds are backed by the fiscal capacity of the issuers and the issuers typically hold an "investment grade" country- and/or issue-rating, credit risk is not a significant factor. Hence, the unrealized losses on Allianz Group's investment in government bonds were mainly caused by interest rate increases between the date at the purchase of the individual securities compared to balance sheet date. Because the decline in market value is attributable to changes in interest rates and, to a lesser extent, to instances of insignificant deterioration of credit quality and Allianz Group has the positive ability and intent to hold these investments until a market price recovery, the Allianz Group does not consider these investments to be other-than-temporarily impaired at December 31, 2003.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     Corporate bonds: Total unrealized losses amounted to E298 million at December 31, 2003. The Allianz Group holds a large variety of bonds issued by corporations mostly domiciled in OECD countries. For the vast majority of the Allianz Group's corporate bonds, issuers and/or issues are of "investment grade". Therefore, the unrealized losses on Allianz Group's investment in corporate debt securities were primarily caused by interest rate increases between the date at the purchase of the individual securities compared to balance sheet date. To a lesser extent, losses were caused by widened credit spreads. As the decline in market value is primarily attributable to changes in interest rates and because Allianz Group has the positive ability and intent to hold these investments until a market price recovery, the Allianz Group does not consider these investments to be other-than-temporarily impaired at December 31, 2003.

     Equity securities: As of December 31, 2003, unrealized losses from equity securities amounted to E1,139 million. These unrealized losses concern equity securities that did not meet the criteria of Allianz Group's impairment policy for equity securities as described in Note 4. This is a marked decrease from unrealized losses at December 31, 2002 of E9,303 million. This decrease is primarily due to the worldwide recovery of equity markets from the second quarter of 2003 on, as well as impairments and realized losses on available-for-sale equity securities during 2003 of E4,326 million and E4,478 million, respectively.

CONTRACTUAL MATURITIES

     The amortized cost and estimated market values of fixed maturity and other securities available-for-sale and held-to-maturity as of December 31, 2003, by contractual maturity, are as follows:

                                                AVAILABLE-FOR-SALE     HELD-TO-MATURITY
                                                -------------------   ------------------
                                                AMORTIZED   MARKET    AMORTIZED   MARKET
                                                  COST      VALUES      COST      VALUES
                                                ---------   -------   ---------   ------
                                                 E(MN)       E(MN)     E(MN)      E(MN)
Contractual term to maturity:
Due in 1 year or less.........................    15,897     16,231       363       365
Due after 1 year and in less than 5 years.....    79,921     82,558     1,963     2,015
Due after 5 years and in less than 10 years...    93,040     96,754     1,874     1,944
Due after 10 years............................    33,146     34,058       483       508
                                                 -------    -------     -----     -----
  Total.......................................   222,004    229,601     4,683     4,832
                                                 =======    =======     =====     =====

     Actual maturities may deviate from the contractually defined maturities, because certain security holders/ borrowers have the right to call or repay certain obligations ahead of schedule, with or without redemption or early repayment penalties. Investments that are not due at a single maturity date are, in general, not allocated over various maturity buckets, but are shown within their final contractual maturity dates.

COLLATERALIZED LENDING/SECURITIES LENDING

     Certain entities within the Allianz Group participate in securities lending arrangements whereby specific securities are loaned to other institutions for short periods of time. The Allianz Group had E34,941 million of loaned securities outstanding as of December 31, 2003 (2002: E20,396 million). The fair value of collateral accepted that can be sold or repledged amounted to E43,503 million at December 31, 2003. Allianz Group has a variety of collateral policies in place. Collateral requirements vary depending on the type of facility and whether or not any existing contracts are in place with clients. The minimum level varies by collateral type, more risky collateral types demanding a higher degree of collateralization.

     The carrying amount of assets pledged as collateral not separately classified in the balance sheet statement as of December 31, 2003 was E40,710 million.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

REAL ESTATE USED BY THIRD-PARTIES

     The gross capitalized values totaled E13,621 million at the beginning of the year and E13,672 million at the end of the year. Accumulated depreciation amounted to E3,171 million as of December 31, 2003 (2002: E2,874 million). Depreciation expense on real estate was E297 million (2002: E333 million and 2001: E378 million), which includes impairments to fair value of E30 million for the year ended December 31, 2003 (2002: E104 million and 2001: E86 million). Real estate pledged as security, and other restrictions on title, amounted to E60 million as of December 31, 2003 (2002: E61 million).

     Improvement costs are capitalized if they extend the useful life of the asset, otherwise such costs are recognized as an expense. Commitments outstanding at December 31, 2003 to purchase real estate amounted to E51 million (2002: E161 million).

     Changes in the carrying value of real estate used by third parties during the year ended December 31 was:

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Value stated as of December 31 previous year................  10,747   12,004
Translation differences.....................................    (184)     (80)
Reclassifications...........................................     345       --
                                                              ------   ------
Value stated as of January 1................................  10,908   11,924
Additions...................................................     712    1,117
Changes in the group of consolidated companies..............    (228)    (712)
Disposals...................................................    (594)  (1,249)
Depreciation and impairments................................    (297)    (333)
                                                              ------   ------
Value stated as of December 31..............................  10,501   10,747
                                                              ======   ======

     The fair value of real estate used by third parties as of December 31, 2003 was E13,804 million (2002: E14,818 million).

     Rental income for the year ended December 31, 2003 was approximately E986 million (2002: E1,141 million and 2001: E1,108 million).

(8) LOANS AND ADVANCES TO BANKS AND CUSTOMERS

     Loans and advances to banks:

                                                               2003      2002
                                                              -------   ------
                                                               E(MN)    E(MN)
Loans.......................................................    4,439    5,213
Reverse repos...............................................   91,201   59,061
Other.......................................................   22,171   22,956
                                                              -------   ------
Loans and advances to banks.................................  117,811   87,230
Less loan loss allowance....................................      300      408
                                                              -------   ------
Loans and advances to banks net of loan loss allowance......  117,511   86,822
                                                              =======   ======

     Receivables due within one year totaled E115,455 million (2002: E84,074 million), and those due after more than one year totaled E2,356 million (2002:
E3,156 million).

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     Loans and advances to customers:

                                                               2003      2002
                                                              -------   -------
                                                               E(MN)     E(MN)
Corporate customers.........................................  136,360   123,082
Public authorities..........................................    3,270     2,989
Private customers...........................................   69,054    68,572
                                                              -------   -------
Loans and advances to customers.............................  208,684   194,643
Less loan loss allowance....................................    5,425     6,559
                                                              -------   -------
Loans and advances to customers net of loan loss
  allowance.................................................  203,259   188,084
                                                              =======   =======

     Loans and advances to customers by type of loan are as follows:

                                                               2003      2002
                                                              -------   -------
                                                               E(MN)     E(MN)
Loans.......................................................  120,717   148,253
Reverse repos...............................................   63,296    39,002
Other.......................................................   24,671     7,388
                                                              -------   -------
Loans and advances to customers.............................  208,684   194,643
                                                              =======   =======

     Loans and advances due within one year totaled E131,471 million (2002:
E106,603 million), and those due after more than one year totaled E77,213 million (2002: E88,040 million).

     Loans and advances to customers include amounts receivable under finance leases at their net investment value totaling E933 million (2002: E1,104 million). The corresponding gross investment value of these leases amounts to E1,030 million (2002: E1,224 million), and the associated unrealized finance income is E97 million (2002: E120 million). The residual values of the entire leasing portfolio were fully insured, both in 2003 and 2002. Lease payments received during 2003 were recognized as income in the amount of E80 million (2002: E141 million). The allowance for uncollectable lease payments amounted to E42 million (2002: E4 million) at December 31, 2003. The total amounts receivable under leasing arrangements include E114 million (2002: E122 million) due within one year, E450 million (2002: E714 million) due within one to five years, and E466 million (2002: E388 million) due after more than five years, as of December 31, 2003.

     Unearned income related to discounts deducted from loan balances as of December 31, 2003 was E340 million (2002: E411 million).

     The Dresdner Bank Group, in order to seek a Tier-1 capital release, conducted a synthetic securitization to place credit risk from a designated loan portfolio on the open market. As of December 31, 2003, credit risks in the amount of E1,000 million had been transferred to third-parties using a special purpose vehicle, which is not consolidated within the Allianz Group's consolidated financial statements, or US GAAP condensed financial statements in
Note 47.

ALLOWANCE FOR LOAN LOSSES

     The overall volume of risk provisions includes allowances for loan losses deducted from loans and advances to banks and customers in the amount of E5,725 million (2002: E6,967 million) and provisions for contingent liabilities, such as guarantees, loan commitments and other obligations included in other accrued liabilities in the amount of E549 million (2002: E633 million).

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

                               COUNTERPARTY RISKS          COUNTRY RISKS              GENERAL                   TOTAL
                             -----------------------   ---------------------   ---------------------   ------------------------
                              2003     2002    2001    2003    2002    2001    2003    2002    2001     2003     2002     2001
                             ------   ------   -----   -----   -----   -----   -----   -----   -----   ------   ------   ------
                             E(MN)    E(MN)    E(MN)   E(MN)   E(MN)   E(MN)   E(MN)   E(MN)   E(MN)   E(MN)    E(MN)    E(MN)
As of January 1............   6,415    7,200     304    367     428      --     818     933      23     7,600    8,561      327
Additions
  Additions charged to the
    income statement.......   2,154    2,927   1,087     42     111      --       4      90     110     2,200    3,128    1,197
  Changes in the Allianz
    Group of consolidated
    companies..............     (60)    (928)  6,596     --      --     544      (3)    (63)    855       (63)    (991)   7,995
                             ------   ------   -----   ----    ----     ---    ----    ----     ---    ------   ------   ------
    Total..................   2,094    1,999   7,683     42     111     544       1      27     965     2,137    2,137    9,192
Reductions
  Charge-offs..............  (2,034)  (1,893)   (445)    (7)     --      --      --      --      --    (2,041)  (1,893)    (445)
  Amounts released.........    (858)    (575)   (424)   (95)   (208)    (92)   (150)    (34)    (77)   (1,103)    (817)    (593)
                             ------   ------   -----   ----    ----     ---    ----    ----     ---    ------   ------   ------
    Total..................  (2,892)  (2,468)   (869)  (102)   (208)    (92)   (150)    (34)    (77)   (3,144)  (2,710)  (1,038)
Other
  additions/reductions.....     (67)     (97)     38      4      54     (29)     34    (102)     18       (29)    (145)      27
Changes due to currency
  translation..............    (246)    (219)     44    (41)    (18)      5      (3)     (6)      4      (290)    (243)      53
                             ------   ------   -----   ----    ----     ---    ----    ----     ---    ------   ------   ------
As of December 31..........   5,304    6,415   7,200    270     367     428     700     818     933     6,274    7,600    8,561
                             ======   ======   =====   ====    ====     ===    ====    ====     ===    ======   ======   ======

     The effects of the deconsolidation of Deutsche Hyp in 2002 are shown in the line "Changes in the Allianz Group of consolidated companies".

     The loan portfolio contains non-accrual loans of E8,374 million (2002:
E10,452 million). The total amount of loans with provisions against the principal include E3,068 million (2002: E2,556 million) of loans on which the Allianz Group continues accruing interest with a specific allowance against the total interest accrued. The interest income not recognized from loans on non-accrual status amounted to E367 million (2002: E470 million and 2001: E448 million).

     The amount of interest collected and recorded on non-accrual loans in 2003 was approximately E49 million (2002: E66 million and 2001: E45 million).

     At December 31, 2003 the Allianz Group had E9,498 million (2002: E12,221 million) of impaired loans in which E8,722 million (2002: E10,742 million) had a related valuation allowance.

     For the year ended December 31, 2003, the average balance in impaired loans was E11,780 million (2002: E12,773 million) and the interest income recognized on impaired loans was E117 million (2002: E131 million and 2001: E67 million).

     Restructured loans totaled E207 million as of December 31, 2003 (2002: E378 million).

     At December 31, 2003, the Allianz Group had E129 million (2002: no commitments) of commitments to lend additional funds to borrowers whose loans are non-performing or whose terms have been previously restructured.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

(9) TRADING ASSETS

                                                                 FAIR VALUE
                                                              -----------------
                                                               2003      2002
                                                              -------   -------
                                                               E(MN)     E(MN)
Equities....................................................   15,553     9,166
Fixed-income securities.....................................  111,529    91,718
Derivatives.................................................   18,947    22,529
Other trading assets........................................      125     1,429
                                                              -------   -------
     Total..................................................  146,154   124,842
                                                              =======   =======

     The majority of equities and fixed-income securities held in trading assets are marketable and listed securities. The fixed-income securities include E67,300 million (2002: E50,038 million) from public-sector issuers and E44,229 million (2002: E41,680 million) from other issuers.

     The portion of trading gains and losses from trading securities held at December 31, 2003, amounted to E2,213 million and to E1,794 million, respectively.

     The positive market values of derivative financial agreements are shown on a net basis (i.e., taking into account existing netting agreements).

(10) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are comprised of the following as of December 31:

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Balances with banks payable on demand.......................  19,021   14,979
Balances with central banks.................................   4,053    3,139
Checks and cash on hand.....................................   1,520    1,763
Treasury bills, discounted treasury notes and similar
  treasury securities.......................................     799      850
Bills of exchange...........................................     135      277
                                                              ------   ------
     Total..................................................  25,528   21,008
                                                              ======   ======

     Compulsory deposits on accounts with national central banks under restrictions due to required reserves from the European Central Bank totaled E3,357 million for the credit institutions of the Allianz Group as of December 31, 2003.

     Balances with central banks include balances held with the Deutsche Bundesbank of E3,321 million (2002: 1,205 million), which also have the function of meeting minimum reserve requirements.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

(11) AMOUNTS CEDED TO REINSURERS FROM INSURANCE RESERVES

     The amounts ceded to reinsurers from insurance reserves comprise the following as of December 31:

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Unearned premiums...........................................   1,242    1,507
Aggregate policy reserves...................................  10,923   11,350
Reserves for loss and loss adjustment expenses..............  12,765   15,334
Other insurance reserves....................................     131      179
                                                              ------   ------
     Subtotal...............................................  25,061   28,370
Insurance reserves for life insurance where the investment
  risk is carried by policyholders..........................      --       50
                                                              ------   ------
     Total..................................................  25,061   28,420
                                                              ======   ======

     The amounts ceded to reinsurers from insurance reserves include rights of recourse against reinsurers. The inherent credit risk the Allianz Group is exposed to is partly covered by funds held for others under reinsurance contracts, securities portfolios and bank guarantees.

     During 2003, the subsidiary Allianz Life Insurance Company of North America, Minneapolis (Allianz Life), made the decision to exit the traditional life reinsurance business. As a result of this decision, effective July 1, 2003, the Allianz Life entered into a 100% coinsurance agreement with Reinsurance Group of America, Inc., to coinsure this block of business. In connection with this agreement, the Allianz Life recognized a recoverable on future policy benefit reserves of USD427 million, received a ceding commission of USD310 million, and transferred net assets of USD129 million. The resulting gain of USD264 million was deferred and will be amortized into operations over the revenue-producing period of the related reinsured policies. During 2003, USD18 million was recognized as income.

     The following table presents direct, assumed and ceded premiums for the years ended December 31:

                                                              2003     2002     2001
                                                             ------   ------   ------
                                                             E(MN)    E(MN)    E(MN)
PROPERTY-CASUALTY
Premiums written:
  Direct...................................................  40,675   40,447   38,942
  Assumed..................................................   2,034    2,095    2,517
                                                             ------   ------   ------
Subtotal...................................................  42,709   42,542   41,459
                                                             ------   ------   ------
  Ceded....................................................  (5,404)  (6,150)  (6,669)
                                                             ------   ------   ------
     Net...................................................  37,305   36,392   34,790
                                                             ======   ======   ======
Premiums earned:
  Direct...................................................  40,111   39,823   37,797
  Assumed..................................................   1,993    2,119    2,564
                                                             ------   ------   ------
Subtotal...................................................  42,104   41,942   40,361
                                                             ------   ------   ------
  Ceded....................................................  (5,528)  (6,219)  (6,595)
                                                             ------   ------   ------
     Net...................................................  36,576   35,723   33,766
                                                             ======   ======   ======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

                                                              2003     2002     2001
                                                             ------   ------   ------
                                                             E(MN)    E(MN)    E(MN)
LIFE/HEALTH
Premiums written:
  Direct...................................................  20,002   19,961   19,389
  Assumed..................................................     676      650      740
                                                             ------   ------   ------
Subtotal...................................................  20,678   20,611   20,129
                                                             ------   ------   ------
  Ceded....................................................  (1,240)  (1,207)  (1,169)
                                                             ------   ------   ------
     Net...................................................  19,438   19,404   18,960
                                                             ======   ======   ======
Premiums earned:
  Direct...................................................  19,968   19,961   19,396
  Assumed..................................................     676      650      751
                                                             ------   ------   ------
Subtotal...................................................  20,644   20,611   20,147
                                                             ------   ------   ------
  Ceded....................................................  (1,242)  (1,201)  (1,168)
                                                             ------   ------   ------
     Net...................................................  19,402   19,410   18,979
                                                             ======   ======   ======
TOTAL
Premiums written:
  Direct...................................................  60,677   60,408   58,331
  Assumed..................................................   2,710    2,745    3,257
                                                             ------   ------   ------
Subtotal...................................................  63,387   63,153   61,588
                                                             ------   ------   ------
  Ceded....................................................  (6,644)  (7,357)  (7,838)
                                                             ------   ------   ------
     Net...................................................  56,743   55,796   53,750
                                                             ======   ======   ======
Premiums earned:
  Direct...................................................  60,079   59,784   57,193
  Assumed..................................................   2,669    2,769    3,315
                                                             ------   ------   ------
Subtotal...................................................  62,748   62,553   60,508
                                                             ------   ------   ------
  Ceded....................................................  (6,770)  (7,420)  (7,763)
                                                             ------   ------   ------
     Net...................................................  55,978   55,133   52,745
                                                             ======   ======   ======

     The Allianz Group reinsures a portion of the risks it underwrites in an effort to control its exposure to losses, and protect capital resources. Each Allianz Group subsidiary, where applicable, has its own reinsurance program and determines its own risk limits. A large portion of the business ceded by Allianz Group subsidiaries is assumed by Allianz AG, which acts as the reinsurer for the Allianz Group. However, subsidiaries also cede business to companies outside of the Allianz Group. Allianz AG retains a portion of the intercompany business it assumes and then retrocedes the remainder to companies outside of the Allianz Group.

     The majority of the business ceded by Allianz AG is placed on a quota-share basis. For its property-casualty business, Allianz AG retained E50 million in 2003 and E38 million for 2002 and 2001. The limits

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

for catastrophe events were E75 million for 2003 and E50 million for 2002 and 2001. For life business, Allianz AG retains up to E4 million on a per risk basis and up to E5 million per event.

     The reinsurance department at Allianz AG establishes lists of approved reinsurers, provides guidance to the Allianz Group's subsidiaries on a per-event and per-risk basis and seeks to coordinate the activities of its subsidiaries to avoid concentration of risk with particular reinsurers and to ensure that the aggregate risk retention of the Allianz Group is within the Allianz Group's guidelines. Reinsurance is placed with companies based on an evaluation of the financial strength of the reinsurers, terms of coverage and price.

     The Allianz Group pays premiums to reinsurers based upon the risk and exposure of the policies subject to such reinsurance. On most of the premium the Allianz Group cedes, the reinsurer pays a commission to the Allianz Group, which includes a reimbursement of the cost of acquiring the portion of the premium that is ceded.

     Reinsurance involves credit risk and is subject to aggregate loss limits. Reinsurance does not legally discharge the Allianz Group from primary liability under the reinsured policies. Although the reinsurer is liable to the Allianz Group to the extent of the reinsurance ceded, the Allianz Group remains primarily liable as the direct insurer on all risks it underwrites, including the portion that is reinsured. The Allianz Group monitors the financial condition of its reinsurers on an ongoing basis and reviews its reinsurance arrangements periodically in order to evaluate the reinsurer's ability to fulfill its obligations to the Allianz Group under existing and planned reinsurance contracts. Additionally, and as appropriate, the Allianz Group may also require letters of credit, deposits, or other financial measures to further minimize its exposure to credit risk. In certain cases, however, the Allianz Group does establish an allowance for doubtful amounts related to reinsurance as appropriate, although this amount was not significant as of December 31, 2003.

     Munich Re is the principal reinsurer of the Allianz Group. The Allianz Group's relationship with Munich Re is more fully discussed in Note 42. Other concentrations the Allianz Group has with individual reinsurers, although to a lesser extent than Munich Re, include Swiss Reinsurance Company, GE Global Insurance Holding Corporation and SCOR.

(12) OTHER ASSETS

     Other assets consisted of the following as of December 31:

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Real estate owned by the Allianz Group used for its own
  activities................................................   5,020    5,432
Equipment...................................................   1,626    1,952
Accounts receivable on direct insurance business............   8,096    8,846
Accounts receivable on reinsurance business.................   2,522    3,116
Other receivables...........................................  16,596   11,092
Other.......................................................   4,084    3,486
Deferred policy acquisition costs...........................  12,497   10,528
Prepaid expenses............................................   3,363    4,618
                                                              ------   ------
  Total.....................................................  53,804   49,070
                                                              ======   ======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

REAL ESTATE OWNED BY THE ALLIANZ GROUP USED FOR ITS OWN ACTIVITIES

     Changes in the total carrying value of real estate owned by Allianz Group and used for its own activities for the year ended December 31 were:

                                                              2003    2002
                                                              -----   -----
                                                              E(MN)   E(MN)
Value stated as of December 31 previous year................  5,432   5,097
Translation differences.....................................    (77)    (56)
Reclassification............................................   (345)     --
                                                              -----   -----
Value stated as of January 1................................  5,010   5,041
Additions...................................................    877     883
Changes in the Allianz Group of consolidated companies......     (1)    (17)
Disposals...................................................   (765)   (131)
Depreciation................................................   (101)   (344)
                                                              -----   -----
Value stated as of December 31..............................  5,020   5,432
                                                              =====   =====

     The gross capitalized values totaled E6,854 million at the beginning of the year and E6,543 million at the end of the year. Accumulated depreciation amounted to E1,422 million at the beginning of the year and E1,523 million at the end of the year. Assets pledged as security and other restrictions on title amounted to E28 million (2002: E30 million).

     As in the previous years, no impairments were recorded in 2003.

     Expenditures to restore the future economic benefits of the assets are capitalized if they extend the useful life of the asset; otherwise they are recognized as an expense. At December 31, 2003, commitments outstanding to purchase real estate amounted to E39 million (2001: E28 million).

     The market value of real estate owned by the Allianz Group used for its own activities as of December 31, 2003 amounted to E5,741 million (2002: E6,245 million).

EQUIPMENT

     The gross capitalized values totaled E6,658 million at the beginning of year 2003 and E6,919 million at the end of year 2003. Accumulated depreciation amounted to E4,706 million at the beginning of year 2003 and E5,293 million at the end of year 2003. Improvements are capitalized if they extend the useful life of the asset; otherwise they are recognized as an expense.

     At December 31, 2003, commitments outstanding to purchase items of equipment amounted to E111 million (2002: E22 million).

     Depreciation is apportioned between the relevant cost headings in the income statement. Reversal of impairments are credited to other income within Allianz Group's consolidated income statement.

ACCOUNTS RECEIVABLE ON DIRECT INSURANCE BUSINESS

     Accounts receivable on direct insurance business amounted to E4,349 million (2002: E5,114 million) for policyholders and E3,936 million (2002: E3,906 million) for agents and other distributors. Allowance for doubtful amounts related to direct insurance business amounted to E189 million (2002: E174 million)

     The accounts receivable on direct insurance business and accounts receivable on reinsurance business are due within one year.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

OTHER RECEIVABLES

     Other receivables include tax refunds amounting to E2,381 million (2002:
E2,484 million), interest and rental receivables amounting to E5,394 million (2002: E3,496 million), and accounts receivable on banking and asset management business amounting to E348 million (2002: E327 million). Of the tax refunds, E1,821 million (2002: E2,011 million) are attributable to tax on income.

     Other receivables due within one year amounted to E7,299 million (2002:
E4,881 million), and those due after more than one year totaled E9,297 million (2002: E6,211 million).

OTHER ASSETS

     Included in other assets are non-trading derivatives used for hedging totaling E868 million (2002: E815 million).

DEFERRED POLICY ACQUISITION COSTS

     Changes in the deferred policy acquisition costs for the year ended December 31 were:

                                                              2003     2002
                                                              -----   ------
                                                              E(MN)   E(MN)
PROPERTY-CASUALTY
Value stated as of December 31 previous year................  3,158    3,156
Translation differences.....................................    (86)    (110)
                                                              -----   ------
Value stated as of January 1................................  3,072    3,046
Additions...................................................    450      375
Changes in the Allianz Group of consolidated companies......      2      (36)
Amortization................................................   (120)    (227)
Impairments.................................................    (24)      --
                                                              -----   ------
Value stated as of December 31..............................  3,380    3,158
                                                              =====   ======

                                                              2003     2002
                                                              -----   ------
                                                              E(MN)   E(MN)
LIFE/HEALTH
Value stated as of December 31 previous year................  7,370    8,036
Translation differences.....................................   (521)    (342)
                                                              -----   ------
Value stated as of January 1................................  6,849    7,694
Additions...................................................  2,525    1,624
Changes in the Allianz Group of consolidated companies......    153   (1,551)
Amortization................................................   (410)    (397)
                                                              -----   ------
Value stated as of December 31..............................  9,117    7,370
                                                              =====   ======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

       SUPPLEMENTARY INFORMATION ON ALLIANZ GROUP LIABILITIES AND EQUITY

(13) SHAREHOLDERS' EQUITY

     Shareholders' equity is comprised of the following:

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Issued capital..............................................     985      683
Capital reserve.............................................  18,362   14,102
Revenue reserves............................................  11,460   11,872
Less treasury stock.........................................   4,546    5,958
Foreign currency translation adjustments....................  (1,916)    (342)
Other reserves..............................................   4,247    1,317
                                                              ------   ------
  Total.....................................................  28,592   21,674
                                                              ======   ======

ISSUED CAPITAL

     In April 2003, 117,187,500 shares with participation rights were issued in connection with a capital increase, which raised approximately E4.4 billion based on a subscription price of E38.00 per share. Expenses from the capital increase amounted to E116 million after taxes, and diminished revenue reserves accordingly.

     In November 2003, 965,625 shares were issued at a price of E82.95 per share, enabling employees of Allianz Group enterprises in Germany and abroad to purchase 944,625 shares at prices ranging from E58.07 to E70.51 per share. The remaining 21,000 shares were sold on the Frankfurt stock exchange at an average price of E92.07 per share. The difference between the issue price and the sale price was recorded in revenue reserves. The shares issued in 2002 are qualifying shares from the beginning of the year of issue.

     Issued capital at December 31, 2003 amounted to E984,880,000 divided into 384,718,750 registered shares. The shares have no par value but a mathematical per share value of E2.56 each as a proportion of the issued capital.

     At December 31, 2003, there was authorized unissued capital with a notional principal amount of E300,000,000 (117,187,500 shares), which can be issued at any time up to April 28, 2008 (Authorized Unissued Capital 2003/II). If shares are issued against a non-cash consideration, the Board of Management, with the approval of the Supervisory Board, is authorized to exclude the pre-emptive rights of shareholders. In the case of capital increases against a cash consideration, pre-emptive rights can be partially excluded, if the issue price is not significantly less than the stock market price. At December 31, 2003, there was additional authorized unissued capital with a notional principal amount of E10,000,000 (3,906,250 shares), which can also be issued until April 28, 2008 (Authorized Unissued Capital 2003/I).

     This authorized unissued capital serves as protection against dilution for the holders of conversion or subscription rights. Also as of December 31, 2003, there was a further E5,369,188 (2,097,339 shares) of Authorized Unissued Capital 2001/II which can be issued up to July 10, 2006. The pre-emptive rights of shareholders can be excluded in order to offer the new shares to employees of Allianz AG or its Allianz Group companies.

     As of December 31, 2003 and 2002, the Allianz Group had conditionally authorized capital 2001 amounting to E50,000,000 (19,531,250 shares) on which bonds with subscription or conversion rights, with pre-emptive rights for company shares, can be issued up to July 10, 2006.

     The capital reserve includes the premium received on the issuance of share.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     In November 2002, 137,625 shares held by Allianz AG were issued at a price of E114.00 per share, enabling employees of Allianz Group enterprises in Germany and abroad to purchase 136,222 shares at prices between E79.80 and E96.90 per share. The remaining 1,403 shares were sold on the Frankfurt stock exchange at an average price of E90.60 per share. The difference between the issue price and the sale price was recorded in revenue reserves. The shares issued in 2002 are qualifying shares from the beginning of the year of issue.

     Issued capital at December 31, 2002 amounted to E682,408,000, comprised of 266,565,625 registered shares. The shares have no par value but a mathematical per share value of E2.56 as a proportion of the issued capital.

     At December 31, 2002, there was authorized unissued capital with a notional principal amount of E300,000,000 (117,187,500 shares), which can be issued at any time up to July 10, 2006 (Authorized Unissued Capital 2001/I). If shares are issued against a non-cash consideration, the Board of Management is authorized to exclude the pre-emptive rights of shareholders. In the case of capital increases against a cash consideration, pre-emptive rights can be partially excluded, if the issue price is not significantly less than the stock-market price. At December 31, 2002, there was an additional unissued capital with a notional principal amount of E7,841,188 (3,062,964 shares) which can be issued up to July 10, 2006, (Authorized Unissued Capital 2001/II). The pre-emptive rights of shareholders can be excluded in order to offer the new shares to employees of Allianz AG or Allianz Group companies.

     Within the framework of the takeover bid to the shareholders of Dresdner Bank AG during 2001, Allianz AG increased its capital stock by E51,129,188 through the issue of 19,972,339 registered no par value ordinary shares. The ordinary shares were issued to DAD Transaktionsgesellschaft mbH, Frankfurt/Main, for non-cash consideration. The amount of E6,544,803,673 of issued ordinary shares, which exceeded the ordinary share stated value of the issued capital, was included in the capital reserve.

     In September 2001, 705,661 ordinary shares held by Allianz AG were issued at a price per share of E253.20 each, enabling employees of Allianz Group enterprises in Germany and abroad to purchase 361,235 ordinary shares at prices between E177.24 and E215.22 per share. The remaining 344,426 ordinary shares were sold on the Frankfurt stock exchange at an average price of E259.41. The difference between the issue price and the sale price was recorded in revenue reserves.

CAPITAL RESERVE

     Capital reserve represents the premium (additional paid in capital) received on the issuance of shares.

REVENUE RESERVES

     Revenue reserves include the retained earnings of the Allianz Group's consolidated subsidiaries and its consolidated net income for the year. In the case of acquisitions prior to January 1, 1995, translation differences arising on first-time consolidation have also been recorded in revenue reserves.

FOREIGN CURRENCY TRANSLATION

     Any translating differences, including those arising in the process of equity consolidation, are recorded directly in shareholders' equity without affecting earnings.

TREASURY STOCK

     In connection with an exchange offer to the holders of Allianz AG participation certificates, a total of 6,148,110 of Allianz AG treasury shares were exchanged for participation certificates of Allianz AG as of

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

January 16, 2003. The Annual General Meetings on April 29, 2003 authorized Allianz AG to acquire its own shares for miscellaneous purposes pursuant to clause sec.71 (1) no. 8 of the Corporation Law (Aktiengesetz). The authorization was used to acquire 293,686 shares of Allianz AG.

     In order to enable Dresdner Bank AG to trade in shares of Allianz AG following the takeover, the Annual General Meeting on April 29, 2003 authorized the Allianz Group's banks in which Allianz AG has a majority holding to acquire treasury stock for purposes of securities trading pursuant to sec.71 (1) no. 7 of the Corporation Law (Aktiengesetz). In accordance with this authorization, the banks in the Allianz Group purchased 32,891,597 (2002: 93,726,589 and 2001:
26,910,860) of Allianz AG's shares or acquired them by way of securities borrowing during the course of 2003 at an average price of E76.67 per share (2002: E179.86 and 2001: E272.63), which included previously held Allianz AG shares. 32,339,227 shares (2002: 92,448,634 and 2001: 26,851,171) were disposed of or ceded from borrowed holdings during the course of 2003 at an average price of E77.74 per share (2002: E181.11 and 2001: E280.64).

     The gains arising from 2003 treasury stock transactions were E7 million (2002: loss of E23 million), which were transferred to revenue reserves.

     The Annual General Meeting on July 11, 2001 authorized Allianz AG to acquire its own shares pursuant to clause sec.71 (1) no. 8 of the Corporation Law (Aktiengesetz). On the basis of the authorization on July 11, 2001, Allianz AG purchased 5,500,000 of its own shares from Dresdner Bank AG at a price of E256.15 per share in February 2002. On the basis of the authorization from July 12, 2000, Allianz AG purchased 786,100 shares of treasury stock at an average price of E314.48 per share in the months from January to June 2001.

     Allianz AG received 24,452,365 of its own shares through the takeover of Dresdner Bank AG on July 23, 2001. The acquisition cost for treasury stock amounted to E5,444 million and was recorded in revenue reserves.

     For the years ended December 31, treasury stock consisted of the following shares held by:

                                                2003       % OF                      2002       % OF                      2001
                               ACQUISITION   NUMBER OF    ISSUED    ACQUISITION   NUMBER OF    ISSUED    ACQUISITION   NUMBER OF
                                  COSTS        SHARES     CAPITAL      COSTS        SHARES     CAPITAL      COSTS        SHARES
                               -----------   ----------   -------   -----------   ----------   -------   -----------   ----------
                                  E(MN)                                E(MN)                                E(MN)
Allianz AG...................        50         424,035    0.11        1,510       6,286,100    2.36          247         786,100
Dresdner Bank Group..........     4,495      17,814,376    4.63        4,448      17,302,311    6.49        5,554      24,452,365
Other enterprises............         1           7,641      --           --              --      --           --              --
                                  -----      ----------    ----        -----      ----------    ----        -----      ----------
  Total......................     4,546      18,246,052    4.74        5,958      23,588,411    8.85        5,801      25,238,465
                                  =====      ==========    ====        =====      ==========    ====        =====      ==========

                                % OF
                               ISSUED
                               CAPITAL
                               -------

Allianz AG...................   0.30
Dresdner Bank Group..........   9.18
Other enterprises............     --
                                ----
  Total......................   9.48
                                ====

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     Changes to the number of issued shares outstanding for the years ended December 31:

                                                   2003          2002          2001
                                                -----------   -----------   -----------
As of January 1...............................  242,977,214   241,189,535   245,750,000
Additions:
  Exchange against participation
     certificates.............................    6,148,110            --            --
  Capital increase for cash...................  117,187,500            --            --
  Capital increase for non cash
     consideration............................           --            --    19,972,339
  Transfer to the exchange company............           --     1,797,357            --
  Capital increase for employee shares........      965,625       137,625       705,661
                                                -----------   -----------   -----------
                                                367,278,449   243,124,517   266,428,000
Reductions on account of acquisition of
  treasury stock:
  Acquisition for other purposes..............     (293,686)           --   (24,452,365)
  Acquisition for purposes of securities
     trading..................................     (512,065)     (147,303)           --
  Acquisition for miscellaneous purposes......           --            --      (786,100)
                                                -----------   -----------   -----------
As of December 31.............................  366,472,698   242,977,214   241,189,535
                                                ===========   ===========   ===========

OTHER RESERVES

     Other reserves represent unrealized gains and losses on investments available-for-sale and derivatives used in hedge accounting.

     The Board of Management will propose to shareholders at the Annual General Meeting the distribution of a dividend of E1.50 (2002: E1.50) per qualifying share for fiscal year 2003. Details on the recommendation for appropriation of profit are provided in the Allianz Group Management Report.

INSURANCE CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

     Certain of the Allianz Group's insurance subsidiaries prepare individual financial statements based on local laws and regulations. These laws establish restrictions on the minimum level of capital and surplus an insurance entity must maintain and the amount of dividends that may be paid to shareholders. The minimum capital requirements and dividend restrictions vary by jurisdiction. The minimum capital requirements are based on various criteria including, but not limited to, volume of premiums written or claims paid, amount of insurance reserves, asset risk, mortality risk, credit risk, underwriting risk and off-balance sheet risk.

     European insurance companies are required to maintain solvency margins, which must be supported by capital reserves and other resources, including unrealized gains and losses on investments. Life insurance companies are required to maintain a solvency margin generally equal to 4% of aggregate policy reserves and gross unearned premiums plus 0.3% of the amount at risk under insurance policies. The required minimum solvency margin for property and casualty insurance is the greater of two mathematical formulas, one based on premiums and the other based on gross claims. The Allianz Group's insurance business in other countries, primarily the United States, are also subject to capital adequacy and solvency margin regulations which are based on factors for asset risk, insurance risk, interest rate risk, and business risk. As of December 31, 2003 the Allianz Group's insurance subsidiaries were in compliance with all applicable solvency and capital adequacy requirements.

     Certain insurance subsidiaries are subjected to regulatory restrictions on the amount of dividends, which can be remitted to Allianz AG without prior approval by the appropriate regulatory body. Such restrictions

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

provide that a company may only pay dividends up to an amount in excess of certain regulatory capital levels or based on the levels of undistributed earned surplus or current year income or a percentage thereof. By way of example only, the operations of our insurance subsidiaries located in the United States are subject to limitations on the payment of dividends to their parent company under applicable state insurance laws. Dividends paid in excess of these limitations generally require prior approval of the insurance commissioner of the state of domicile. The Allianz Group's management believes that these restrictions will not affect the ability of the Allianz Group to pay dividends to its shareholders in the future. In addition, Allianz AG is not subject to legal restrictions on the amount of dividends it can pay to its shareholders.

BANK LIABLE CAPITAL AND RISK-WEIGHTED ASSETS REQUIREMENTS

     Certain of the Allianz Group's bank subsidiaries are subject to various capital adequacy and liquidity requirements. Such requirements vary by jurisdiction. Under the German Banking Act, all banking institutions operating in Germany must maintain certain ratios regarding liable capital.

     Liable capital consists of the two categories of core capital (Tier I Capital) and supplementary capital (Tier II Capital). Core capital mainly consists of shareholders' equity and minority interests, plus other adjustments. Supplementary capital comprises profit-participation certificates, subordinated liabilities, portions of reserves for general banking risks and revaluation reserves on securities. The German Banking Act contains provisions setting minimum ratios of core capital and total capital to risk-weighted assets. Non-compliance with these ratios may result in penalties imposed by the regulatory authority. The German Banking Act also contains liquidity requirements relating to funds available to pay obligations over various future time frames. As of December 31, 2003, the Allianz Group's bank subsidiaries were in compliance with all applicable capital and liquidity requirements.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

COMPREHENSIVE INCOME

     The components of comprehensive income, including the related tax effects were as follows for the years ended December 31:

                                                            2003      2002      2001
                                                           -------   -------   -------
                                                            E(MN)     E(MN)     E(MN)
Foreign currency translation adjustments, net of deferred
  taxes of E(767) million in 2003 (2002: E(587) million
  and 2001: E(21) million)...............................   (1,699)   (1,247)      (91)
                                                           -------   -------   -------
Unrealized gains (losses) on investments:
Unrealized holding gain (loss) arising during the period,
  net of deferred taxes of E1,003 million in 2003 (2002:
  E(5,085) million and 2001: E(1,475) million)...........    2,220   (10,805)   (6,286)
Less reclassification adjustment for gains (losses)
  included in net earnings, net of deferred taxes of
  E(19) million in 2003 (2002: E1,824 million and 2001:
  E162 million)..........................................      (41)    3,875       688
                                                           -------   -------   -------
Net unrealized investment gain (loss)....................    2,179    (6,930)   (5,598)
                                                           -------   -------   -------
Unrealized net gains on derivatives hedging variability
  of cash flows, net of deferred taxes of E(2) million
  and E91 million in 2001................................       (4)       --       388
Other comprehensive income (loss)........................      477    (8,177)   (5,301)
Net income...............................................    1,890    (1,496)    1,585
                                                           -------   -------   -------
  Comprehensive income (loss)............................    2,366    (9,673)   (3,716)
                                                           =======   =======   =======

     Net unrealized investment gains and losses have been reduced to the extent the unrealized gains and losses would result in adjustments for minority interests and policyholder liabilities had the unrealized gains and losses actually been realized. Unrealized gains, net of unrealized losses, which have been allocated to policyholder liabilities, included in other insurance reserves, were E6,847 million and E5,946 million and E5,458 million as of December 31, 2003, 2002 and 2001, respectively. Net amounts which have been allocated to minority interests are presented in Note 14.

     Ending balances for derivatives related to hedging net investments in foreign entities as of December 31, 2003 and 2002, were E181 million and E103 million, respectively.

     The deferred taxes of E722 million in 2001 on unrealized holding gains reflected a E2,554 million reduction in deferred taxes, after elimination of minority interests, resulting from the reduction of Germany statutory tax rates.

(14) MINORITY INTERESTS IN SHAREHOLDERS' EQUITY/EARNINGS

     The primary subsidiaries of the Allianz Group included in minority interests in 2003 and 2002 are the AGF Group, Paris, the RAS Group, Milan, and the PIMCO Group, Delaware.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The interests of minority shareholders are comprised of the following as of December 31:

                                                              2003    2002
                                                              -----   -----
                                                              E(MN)   E(MN)
Other reserves:
  Unrealized gains and losses...............................    620     (59)
  Share of earnings.........................................    825     670
  Other equity components...................................  6,922   7,703
                                                              -----   -----
     Total..................................................  8,367   8,314
                                                              =====   =====

(15) PARTICIPATION CERTIFICATES AND SUBORDINATED LIABILITIES

     Participation certificates and subordinated liabilities for the years ended December 31, were as follows:

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Participation certificates..................................   1,596    1,955
Subordinated liabilities....................................  10,634   12,219
                                                              ------   ------
  Total.....................................................  12,230   14,174
                                                              ======   ======

     PARTICIPATION CERTIFICATES include E85 million (2002: E450 million) with respect to those issued by Allianz AG. The balance of these participation certificates represents the guaranteed total redemption price that Allianz AG is required to pay upon redemption by the holders of the 1,175,554 "profit participation certificates" issued by Allianz AG, which are still outstanding. The distributions payable on the profit participation certificates for 2003 are included in other liabilities. A total of 4,923,111 own participation certificates, which are not cancelled, are deducted from participating capital.

     Between October 1986 and 1995, Allianz AG issued a total of 5,559,983 profit participation certificates. Allianz AG issued an additional 163,529 and 2,670,805 profit participation certificates in March 1998 and April 2003.

     In November 2002, Allianz AG made a voluntary public offer to holders of the then outstanding 5,723,154 participation certificates to exchange their certificates for Allianz AG shares. The voluntary exchange offer does not constitute a call for redemption by Allianz AG, which is in accordance with the terms governing the participation certificates. Participation certificates for which the exchange offer was not accepted remain in existence. The exchange ratio was 10 shares for 8 participation certificates; the offer period ended after one extension on January 16, 2003 and the exchange occurred shortly thereafter. A total of 4,918,488 participation certificates were exchanged for 6,148,110 shares (86%). The shares for the exchange offer came from Allianz AG treasury stock. After the exchange, 804,666 participation certificates were outstanding. For these remaining participation certificates, the terms set upon their issuance continue to apply.

     In connection with the shares issued in the capital increase through subscription rights in April 2003, the participation capital was increased in accordance with participation certificate conditions from a par value of E29,302,548 to E42,977,070 by issuing to the holders of profit participation certificates 2,670,805 new participation certificates with profit participation rights. The new participation certificates were offered to the holders of participation certificates at a price of E59.20 per participation certificate -- of the 2,670,805 new profit participation certificates 2,295,294 with a par value of E11,751,905, which were attributable to the participation certificate holdings of Allianz AG, were subsequently recalled. Since then, the participation capital amounts to E31,225,165, subdivided into 6,098,665 participation certificates.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The terms of the profit participation certificates provide for an annual cash distribution of 240% of the dividend paid by Allianz AG per one Allianz AG ordinary share. If certain conditions are met, the holders of profit participation certificates may also subscribe to new profit participation certificates; to this extent, the preemptive subscription rights of Allianz AG shareholders are excluded. Holders of profit participation certificates do not have voting rights, or any rights to convert the said certificates into Allianz AG shares, or rights to liquidation proceeds. Profit participation certificates are unsecured and rank pari passu with the claims of other unsecured creditors.

     Profit participation certificates can be redeemed by holders upon twelve months prior notice, beginning December 31, 2001, and every fifth year thereafter. As of December 31, 2003 and 2002, redemption rights have been exercised with respect to 358 profit participation certificates. Upon redemption by holders, the terms of the profit participation certificates provide for a redemption price equal to the weighted average of the issue prices of all profit participation certificates. Since the last issue of April 2003, the weighted average issue price has been uniformly E72.39 per participation certificate.

     Allianz AG has the right to call the profit participation certificates for redemption, upon six months' prior notice, beginning December 31, 2006, and each year thereafter. Upon redemption by Allianz AG, the cash redemption price per certificate would be equal to 122.9% of the then current price of one Allianz AG ordinary share during the last three months preceding the recall of the participation certificate. In lieu of redemption for cash, Allianz AG may offer 10 Allianz AG ordinary shares per 8 profit participation certificates. Allianz AG has consistently stated at its Annual General Meeting that it is not legally required to call the profit participation certificates for redemption on December 31, 2006 or at another date.

     Participation certificates also include E1,511 million (2002: E1,505 million) issued by the Dresdner Bank Group which entitle holders to annual interest payments, which take priority over its shareholders' dividend entitlements. They are subordinated to obligations for all other creditors of the issuer, except those similarly subordinated, and share in losses of the respective issuers in accordance with the conditions attached to the participation certificates. The profit participation certificates will be redeemed subject to the provisions regarding loss sharing.

     Capital relating to profit participation certificates of the Dresdner Bank Group comprises mainly issues from the years 1996 and 1997. The certificates were issued by Dresdner Bank AG. Interest rates are 8.0% for the 1996 issue and 7.0% for the 1997 issue. The nominal amount of both issues is E1,278 million. Capital relating to profit participation certificates of the subsidiaries of the Dresdner Bank Group is comprised of few small issues from the years 1991 to 1998. The certificates were issued by Allianz Dresdner Bauspar AG (E19 million), Oldenburgische Landesbank AG (E32 million) and Dresdner Bank Lateinamerika AG (E182 million). Interest rates range between 6.125% and 9.0%. The participation certificates will mature between 2004 and 2009.

     Details of the two largest participation certificate issues are provided below:

                                         NOMINAL                       INTEREST
YEAR OF ISSUE                           AMOUNT(*)        ISSUER          RATE     MATURITY
-------------                           ---------   ----------------   --------   --------
1996..................................   E511 mn    Dresdner Bank AG     8.0%       2007
1997..................................   E767 mn    Dresdner Bank AG     7.0%       2008

---------------

(*) Nominal amount minus amounts held by the Dresdner Bank Group.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

SUBORDINATED LIABILITIES as of December 31:

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Hybrid equity (non-voting interests):
  CreditRas Vita S.p.A. ....................................      45       --
  Dresdner Bank Group.......................................   1,561    1,732
  Total.....................................................   1,606    1,732
                                                              ------   ------
Other subordinated liabilities:
  AGF Group.................................................     797      864
  Alliance Finance II B.V. .................................   3,377    3,445
  Dresdner Bank Group.......................................   4,854    6,178
  Total.....................................................   9,028   10,487
                                                              ------   ------
Subordinated liabilities....................................  10,634   12,219
                                                              ======   ======

     SUBORDINATED LIABILITIES include E3,377 million (2002: E3,445 million) from subordinated liabilities, which Allianz Finance II B.V. issued in 2002 and which have been guaranteed by Allianz AG on a subordinated basis. The amount of E3,377 million (taking into account the E33 million discount at issue date) is comprised of subordinated debt issued in May 2002 in the amount of E2,000 million (due in 2022) as well as subordinated debt in the amounts of USD 500 million (unlimited maturity) and E1,000 million (due in 2025) issued in December 2002. The guarantee provided by Allianz AG for the redemption of these three subordinated debt issues is also subordinated, which means that in case of the insolvency or liquidation of Allianz AG, subordinated creditors will be paid back only after all claims by holders of non-subordinated debt have been settled. In the case of the USD 500 million debt issue, there is an additional subordination of guarantee claims with respect to all other limited-maturity subordinated liabilities of Allianz AG.

     In the event of insolvency or liquidation proceedings or liquidation, the subordinated liabilities of the Dresdner Bank Group may not be redeemed until all non-subordinated creditors have been satisfied. There is no obligation to redeem such liabilities prior to maturity.

     The non-voting interests were issued for the first time in May 1999, in the amount of approximately E1.5 billion by Dresdner Bank AG. These non-voting interests include two issues of Dresdner Bank AG in 1999 in the nominal amount of E500 million and USD 1,000 million with interest rates of 5.79% and 8.15%, which are due in 2011 and 2031, respectively. Additionally, Dresdner Bank AG issued two non-voting interests in the nominal amount of E159 million and JPY 15,000 million in 2001, with interest rates of 7.00% and 3.50%, which are due in 2013 and 2033, respectively. Interest paid on non-voting interests in 2003 amounted to E119 million (2002: E118 million).

     Fixed-rate subordinated liabilities of E4,854 million have coupons between 4.0% and 8.4%; in addition, there are variable-rate issues linked to a reference interest rate and zero-coupon bonds. Floating rate issues linked to a reference interest rate had a average interest rate of 4.1% for 2003 (2002: 5.9%). Interest paid on these subordinated liabilities amounted to E222 million in 2003 (2002: E463 million).

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

(16) INSURANCE RESERVES

     Insurance reserves are comprised of the following for the years ended December 31:

                                                               2003      2002
                                                              -------   -------
                                                               E(MN)     E(MN)
Unearned premiums...........................................   12,198    12,248
Aggregate policy reserves...................................  217,895   210,109
Reserve for loss and loss adjustment expenses...............   62,782    65,961
Reserve for premium refunds.................................   17,338    16,190
Premium deficiency reserve..................................      538       385
Other insurance reserves....................................      720       870
                                                              -------   -------
  Total.....................................................  311,471   305,763
                                                              =======   =======

AGGREGATE POLICY RESERVES

     The Allianz Group's life insurance subsidiaries offer a wide range of traditional life insurance, financial and investment products. Traditional life insurance products consist of both short- and long-duration policies with participating and non-participating features. Short-duration traditional life insurance products include term, accident and health contracts. Long-duration traditional life insurance products include individual and group whole-life, endowment, guaranteed renewable term and accident and health, and annuity contracts. Financial and investment products consist of universal life, unit-linked products (variable annuities), single premium annuities, and guaranteed investment contracts.

     Participating life business represented approximately 51% and 50% of the Allianz Group's gross insurance in-force at December 31, 2003 and 2002, respectively. Participating policies represented approximately 60% of the gross premiums written and 56% of the life premiums earned in 2003.

     The weighted-average percentage rate of the allocation of dividends to participating policyholders was 92% during 2003. The additional income allocated to participating policyholders in 2003 amounted to E14 million.

     Conventional participating reserves were approximately 56% of the Allianz Group's consolidated aggregate policy reserves as of December 31, 2003.

     The aggregate policy reserves, inclusive of insurance reserves for life insurance where the investment risk is carried by policyholders, as of December 31, according to the various profit participation systems, were as follows:

                                                               2003      2002
                                                              -------   -------
                                                               E(MN)     E(MN)
CONTRIBUTION PRINCIPLE
(SFAS 120)
Property-Casualty...........................................    7,513     7,403
Life/Health.................................................  107,663   104,976
                                                              -------   -------
  Total.....................................................  115,176   112,379
                                                              =======   =======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

                                                               2003      2002
                                                              -------   -------
                                                               E(MN)     E(MN)
UNIT-LINKED AND VARIABLE ANNUITIES
(SFAS 97)
Property-Casualty...........................................       --        --
Life/Health.................................................   99,777    89,051
                                                              -------   -------
  Total.....................................................   99,777    89,051
                                                              =======   =======
OTHER
(SFAS 60)
Property-Casualty...........................................       --        --
Life/Health.................................................   35,402    34,366
                                                              -------   -------
  Total.....................................................   35,402    34,366
                                                              =======   =======

RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSES

     The gross reserve for loss and loss adjustment expenses (loss reserves) is divided between two main categories of the Allianz Group's insurance business as follows as of December 31:

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Property-Casualty...........................................  56,244   59,654
Life/Health.................................................   6,538    6,307
                                                              ------   ------
  Total.....................................................  62,782   65,961
                                                              ======   ======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     Loss reserves have changed in property-casualty insurance for the years ended December 31, as follows:

                                                              2003     2002     2001
                                                             ------   ------   ------
                                                             E(MN)    E(MN)    E(MN)
Loss reserves as of January 1:
  Gross....................................................  59,654   61,476   54,047
  Amount ceded to reinsurers...............................  14,588   16,156   12,571
                                                             ------   ------   ------
  Net......................................................  45,066   45,320   41,476
                                                             ------   ------   ------
Plus claims (net):
  Claims in the year under review..........................  25,712   27,130   27,295
  Previous years claims....................................     279      646       76
                                                             ------   ------   ------
  Total....................................................  25,991   27,776   27,371
                                                             ------   ------   ------
Less claims paid (net):
  Claims in the year under review..........................  11,860   12,642   11,895
  Previous years claims....................................  13,155   12,143   12,462
                                                             ------   ------   ------
  Total....................................................  25,015   24,785   24,357
                                                             ------   ------   ------
Currency translation adjustments...........................  (1,822)  (3,367)     407
Change in the group of consolidated companies..............     (25)     122      423
                                                             ------   ------   ------
Loss reserves as of December 31:
  Net......................................................  44,195   45,066   45,320
  Amount ceded to reinsurers...............................  12,049   14,588   16,156
                                                             ------   ------   ------
  Gross....................................................  56,244   59,654   61,476
                                                             ======   ======   ======

     Loss reserves of subsidiaries purchased (sold) are included (excluded) as of the date of transaction (disposition).

     In 2003, there were no extraordinary insured events that had a material effect on the Allianz Group's shareholders' equity, investments or earnings. The settlement of the special events of the previous year, in particular the examination and subsequent increase of the reserves for asbestos-related claims in 2002 as well the claims stemming from the terrorist attack of September 11, 2001, did not show any unusual development in 2003. On a consolidated Allianz Group basis, the terrorist attack of September 11, 2001 resulted in net claims costs of E1,500 million.

     No exceptional events insured against have occurred since the balance sheet date, which may have material effects on the net worth, financial position or results of the Allianz Group.

     Annuities (structured settlements) are established to satisfy liabilities for certain loss and loss adjustment expenses. Annuity reserves on a gross basis amounted to E2,650 million as of December 31, 2003 (2002: E2,664 million). A majority of these reserves have been discounted at interest rates between 3.0% and 6.5%.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The following table shows, by country, the gross carrying amounts of loss reserves as of December 31, that have been discounted, and the interest rates used for discounting.

                                  DISCOUNTED     AMOUNT OF THE
                                  RESERVES IN      DISCOUNT      INTEREST RATE USED FOR DISCOUNTING
                                 -------------   -------------   -----------------------------------
                                 2003    2002    2003    2002          2003               2002
                                 -----   -----   -----   -----   ----------------   ----------------
                                     E(MN)           E(MN)
France.........................  1,466   1,410     346     451            3.00%      3.20% - 3.25%
Switzerland....................    396     485     242     412            3.25%              4.00%
Germany........................    366     322     256     223    3.25% - 4.00%       3.25 - 4.00%
United States..................    207     260     257     316            6.55%              6.55%
Belgium........................     85      80      20      18            4.75%              4.75%
Hungary........................     60      59      19      18            1.40%              1.40%
Portugal.......................     58      91      51      91            4.50%      4.00% - 5.25%
                                 -----   -----   -----   -----
  Total........................  2,638   2,707   1,191   1,529
                                 =====   =====   =====   =====

ASBESTOS AND ENVIRONMENTAL CLAIMS EXPOSURE

     The Allianz Group is affected by industry-wide increases in asbestos and environmental claims, primarily through its US subsidiary, Fireman's Fund Insurance Company (Fireman's Fund).

     In 2002, Fireman's Fund competed an analysis of its asbestos and environmental (A&E) liabilities, resulting in an increase to these reserves of USD750 million (net and gross) in September 2002. Also during 2002, Fireman's Fund ceded the majority of its A&E loss reserves to Allianz AG. During 2003, there were no significant developments to these A&E reserves.

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

     In response to the uncertainty associated with A&E claims, Fireman's Fund created an environmental claims unit focused on A&E claims evaluation and remediation for the Allianz Group's U.S. property-casualty insurance subsidiaries. The staff of this unit, consisting of a total of approximately 50 employees, determines appropriate coverage issues according to the terms of the policies and contracts involved and, on the basis of its experience and expertise, makes judgments as to the ultimate loss potential related to each claim submitted for payment under the various policies and contracts. Judgments of potential losses are also made from precautionary reports submitted by insured companies for claims which have the possibility of involving policy coverage. Factors considered in determining the reserve are: whether the claim relates to asbestos or hazardous waste; whether the claim is for bodily injury or property damage; the limits of liability and attachment points; policy provisions for expenses (which are a significant portion of the estimated

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

ultimate cost of these claims); type of insured; and any provision for reinsurance recoverables. In addition, Fireman's Fund actively pursues commutations and reinsurance cessions to reduce its A&E exposures.

     The industry-wide loss trends for some of these exposures, especially for asbestos-related losses, have deteriorated over the past several years. Some of the reasons for this deterioration include: insureds who either produced or installed products containing asbestos have seen more and larger claims brought against them, some of these companies have declared bankruptcy, which has caused plaintiffs' attorneys to seek larger amounts from solvent defendants and to also include new defendants; some defendants are also seeking relief under different coverage provisions when the product liability portion of their coverage has been exhausted. These developments led the Allianz Group to engage outside actuarial consulting firms to update a previous study conducted in 1995 to analyze the adequacy of Allianz Group's reserves for these types of losses. In 1995, Fireman's Fund had increased its net and gross reserves for A&E by USD800 million and in 2000 an additional USD250 million was reallocated to A&E. These A&E reserve analyses were completed during 2002, prompted Fireman's Fund to increase its net reserves for asbestos and environmental claims by E762 million to E1,225 million.

     The total net reserve for asbestos and environmental claims exposure related liabilities for the Allianz Group's US based subsidiaries at December 31, 2003 was E906 million (2002: E1,250 million), excluding intercompany reinsurance agreements. The total gross reserve for asbestos and environmental claims exposure related liabilities at December 31, 2003 was E1,263 million (2002: E1,704 million).

RESERVE FOR PREMIUM REFUNDS

     The reserve for premium refunds includes the amounts to which policyholders are entitled under the relevant local statutory or contractual regulations in the form of experience-rated or other participation in profits, and secondly, amounts arising from the valuation of certain assets and liabilities of the Allianz Group's life and health insurance enterprises at market value (the "latent" reserve for premium refunds).

     The reserve for premium refunds has changed as follows during the years ended December 31:

                                                              2003     2002     2001
                                                             ------   ------   ------
                                                             E(MN)    E(MN)    E(MN)
Amounts already allocated under local regulations:
  As of January 1..........................................   7,131   10,088   10,583
  Translation differences..................................     (35)     (14)       8
  Changes in Allianz Group consolidated companies..........      (7)      81       --
  Change...................................................     237   (3,024)    (503)
                                                             ------   ------   ------
As of December 31..........................................   7,326    7,131   10,088
                                                             ------   ------   ------
Latent reserves:
  As of January 1..........................................   9,059   11,501   17,555
  Translation differences..................................     (24)       4        2
  Change due to fluctuations in market value...............   1,960     (488)  (3,120)
  Changes in Allianz Group consolidated companies..........   1,031      233      (66)
  Changes due to valuation differences charged (credited)
     to income.............................................  (2,014)  (2,191)  (2,870)
                                                             ------   ------   ------
As of December 31..........................................  10,012    9,059   11,501
                                                             ------   ------   ------
Total......................................................  17,338   16,190   21,589
                                                             ======   ======   ======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     In addition to the amounts allocated to policyholders of the Allianz Group, amounts totaling E3,514 million (2002: E3,680 million and 2001: E3,670 million) were directly credited from surplus.

(17) LIABILITIES TO BANKS

                                                               2003      2002
                                                              -------   -------
                                                               E(MN)     E(MN)
Payable on demand...........................................   13,427    12,401
Term Liabilities:
  Registered bonds..........................................    3,045     2,608
  Other.....................................................  161,844   122,323
                                                              -------   -------
Liabilities to banks........................................  178,316   137,332
                                                              =======   =======

     Liabilities to banks due within one year totaled E165,125 million (2002:
E126,757 million) and those due after more than one year totaled E13,191 million (2002: E10,575 million) as of December 31, 2003.

     Liabilities to domestic banks amounted to E81,635 million (2002: E53,105 million) and liabilities to foreign banks amounted to E96,681 million (2002:
E84,227 million) as of December 31, 2003.

     The weighted average interest rates for liabilities to banks within the Allianz Group's banking business were 2.8% and 3.7% as of December 31, 2003 and December 31, 2002, respectively.

(18) LIABILITIES TO CUSTOMERS

                                                               2003      2002
                                                              -------   -------
                                                               E(MN)     E(MN)
Savings deposits............................................    2,667     3,386
Home loan savings deposits..................................    3,116     3,035
                                                              -------   -------
Savings and home loan savings deposits......................    5,783     6,421
Payable on demand...........................................   57,132    53,421
Term liabilities:
  Registered mortgage bonds.................................    6,747     5,639
  Other.....................................................   85,066    81,785
                                                              -------   -------
Other liabilities...........................................  148,945   140,845
                                                              -------   -------
Liabilities to customers....................................  154,728   147,266
                                                              =======   =======

     Liabilities to customers include E27,834 million (2002: E28,080 million) of non-interest bearing deposits as of December 31, 2003. Liabilities to customers due within one year totaled E139,698 million (2002: E133,793 million) and those due after more than one year totaled E15,030 million (2002: E13,473 million) as of December 31, 2003.

     The weighted average interest rates for liabilities to customers within the Allianz Group's banking business were 2.8% and 2.8% as of December 31, 2003 and December 31, 2002, respectively.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     Liabilities to customers were classified according to the following customer groups:

                                            2003                                  2002
                             -----------------------------------   -----------------------------------
                             GERMANY   OTHER COUNTRIES    TOTAL    GERMANY   OTHER COUNTRIES    TOTAL
                             -------   ---------------   -------   -------   ---------------   -------
                              E(MN)         E(MN)         E(MN)     E(MN)         E(MN)         E(MN)
Corporate customers........  41,620        70,867        112,487   38,409        57,363         95,772
Public authorities.........   1,122         3,365          4,487    1,501         6,848          8,349
Private customers..........  29,448         8,306         37,754   34,023         9,122         43,145
                             ------        ------        -------   ------        ------        -------
Liabilities to customers...  72,190        82,538        154,728   73,933        73,333        147,266
                             ======        ======        =======   ======        ======        =======

(19) CERTIFICATED LIABILITIES

     The Allianz Group issues fixed and floating rate debt denominated in various currencies, predominantly in Euros.

     Fixed and floating rate debt outstanding as of December 31, 2003 matures at various dates through 2039 and carries contractual interest rates ranging from 0% to 15%(1).

     The interest rates for the floating rate debt issues are generally based on the London Inter-Bank Offered Rate (LIBOR), although in certain instances they are subject to minimum interest rates as specified in the agreements governing the respective issues.

     The following table summarizes the maturity of the Allianz Group's certificated liabilities:

                                                                                  DECEMBER 31,   DECEMBER 31,
                         DUE IN   DUE IN   DUE IN   DUE IN   DUE IN   DUE AFTER       2003           2002
BY REMAINING MATURITIES   2004     2005     2006     2007     2008      2008         TOTAL          TOTAL
-----------------------  ------   ------   ------   ------   ------   ---------   ------------   ------------
                         E(MN)    E(MN)    E(MN)    E(MN)    E(MN)      E(MN)        E(MN)          E(MN)
Mortgage bonds........       --      --        6       --       --         --             6             --
Debentures............    8,847   6,537    5,097    5,051    4,523      4,412        34,467         48,220
                         ------   -----    -----    -----    -----      -----        ------         ------
Total bonds issued....    8,847   6,537    5,103    5,051    4,523      4,412        34,473         48,220
                         ------   -----    -----    -----    -----      -----        ------         ------
Money market
  securities..........   18,844      45       --        5       --         --        18,894         28,217
Other.................    3,810   2,646    1,058    1,107       --      1,350         9,971          2,313
                         ------   -----    -----    -----    -----      -----        ------         ------
Certificated
  liabilities.........   31,501   9,228    6,161    6,163    4,523      5,762        63,338         78,750
                         ======   =====    =====    =====    =====      =====        ======         ======

     The following table summarizes the debentures by bond category of the Allianz Group's debt as of December 31, 2003:

                                                              E(MN)
                                                              ------
Senior bonds................................................  32,113
Other.......................................................   2,354
                                                              ------
  Total.....................................................  34,467
                                                              ======

---------------

(1) Interest rate range includes reverse floater and equity-linked-bonds.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     Details of the largest debentures (senior bonds) of the Dresdner Bank Group are provided below:

                      FACE VALUE                        YEAR OF
FACE VALUE E(MN)  ISSUE CURRENCY (MN)   INTEREST RATE    ISSUE    MATURITY
----------------  -------------------   -------------   -------   --------
2,000                EUR      2,000          4.0%        1999       2007
1,000                EUR      1,000         2.26%        2000       2005
1,000                EUR      1,000          2.3%        2003       2006
 610                 FRF      4,000         6.25%        1996       2008
 600                 USD        750         7.25%        2000       2005
 550                 EUR        550          5.0%        1998       2005
 500                 EUR        500         3.50%        2003       2008
 454                 NLG      1,000         5.25%        1998       2009
 449                 CHF        700         3.63%        1998       2008
 400                 USD        500         1.31%        2000       2006
 400                 USD        500         1.31%        2000       2006
 381                 FRF      2,500          5.0%        1998       2006
 351                 EUR        351         2.35%        2003       2015
 340                 NLG        750         5.75%        1997       2007
 305                 FRF      2,000         6.75%        1996       2007

     Certificated liabilities include Allianz Finance B.V. in an amount of E5,311 million (2002: 7,130 million) and Allianz Finance II B.V. in an amount of E3,849 million (2002: E4,915 million).

(20) TRADING LIABILITIES

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Derivatives.................................................  20,391   21,401
Obligations to deliver securities...........................  61,476   29,742
Other trading liabilities...................................   2,968    2,377
                                                              ------   ------
  Total.....................................................  84,835   53,520
                                                              ======   ======

     The negative market values of derivative financial instruments are shown on a net basis (i.e. taking into account existing netting agreements).

     The increase of obligations to deliver securities is due to the substantially higher volume of short sales of fixed-interest securities by the Dresdner Bank Group.

(21) OTHER ACCRUED LIABILITIES

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Reserves for pensions and similar obligations...............   5,669    5,715
Accrued taxes...............................................   2,066    1,775
Miscellaneous accrued liabilities...........................   6,173    5,579
                                                              ------   ------
  Total.....................................................  13,908   13,069
                                                              ======   ======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

PENSION OBLIGATIONS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

                                                              2003    2002
                                                              -----   -----
                                                              E(MN)   E(MN)
Reserves for pension obligations............................  5,303   5,312
Reserves for postretirement benefits other than pensions....    366     403
                                                              -----   -----
  Total.....................................................  5,669   5,715
                                                              =====   =====

     The Allianz Group maintains various defined benefit and defined contribution pension plans covering its employees worldwide. Allianz Group companies normally have pension plans covering their employees, and in Germany, their agents. In Germany, these plans are primarily based on fixed benefits (defined benefit pension plans), while in other countries there are both defined benefit and defined contribution pension plans.

     Under DEFINED BENEFIT PENSION PLANS, the beneficiary is promised a particular level of retirement benefit by an enterprise or by a pension fund, while the premiums payable by the enterprise, in contrast, are not fixed in advance.

     The measurement date for the primary pension plans was October/November 2003, with any significant changes through December 31, 2003, taken into account.

     The need to recognize actuarial gains or losses is reviewed using the corridor approach for each individual pension plan.

     The primary pension fund is Allianz Versorgungskasse VVaG, Munich, which covers most of the employees of Allianz Group companies in Germany. It is not included in the Allianz Group's consolidated financial statements.

     The reserve for defined benefit pension plans changed in the year under review as follows:

                                                              2003    2002
                                                              -----   -----
                                                              E(MN)   E(MN)
Value stated as of December 31 previous year................  5,312   5,268
Translation differences.....................................     (8)     (9)
                                                              -----   -----
Value stated as of January 1................................  5,304   5,259
Changes in Allianz Group consolidated companies.............    (22)     33
Expenses....................................................    621     666
Payments....................................................   (600)   (646)
                                                              -----   -----
Value stated as of December 31..............................  5,303   5,312
                                                              =====   =====

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

OBLIGATIONS AND FUNDED STATUS

     The following table sets forth the change in the projected benefit obligation and the change in fair value of plan assets used for the various Allianz Group pension plans and the amounts recognized in the accompanying consolidated balance sheet as of December 31:

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
CHANGE IN PROJECTED BENEFIT OBLIGATION:
  Projected benefit obligation as of January 1..............  10,679   10,945
  Service cost..............................................     314      274
  Interest cost.............................................     607      591
  Plan participants' contribution...........................      54       47
  Amendments................................................     (17)      --
  Actuarial loss (gain).....................................     325     (646)
  Foreign currency exchange rate changes....................    (108)    (104)
  Benefits paid.............................................    (493)    (502)
  Changes in the Allianz Group of consolidated companies....     (22)      24
  Other.....................................................     (17)      50
                                                              ------   ------
  Projected benefit obligation as of December 31............  11,322   10,679
                                                              ======   ======
     thereof
       -- direct commitments of Allianz Group enterprises...   5,880    5,749
       -- commitments through plan assets...................   5,442    4,930
CHANGE IN FAIR VALUE OF PLAN ASSETS:
  Fair value of plan assets as of January 1.................   4,830    4,987
  Actual return (loss) on plan assets.......................     379     (256)
  Employer contributions....................................     199      284
  Plan participants' contributions..........................      54       47
  Foreign currency exchange rate changes....................     (72)     (83)
                                                              ------   ------
  Benefits paid.............................................    (205)    (214)
  Changes in the Allianz Group of consolidated companies....      (3)      65
  Other.....................................................      61       --
  Fair value of plan assets as of December 31...............   5,243    4,830
                                                              ======   ======
  Funded status.............................................   6,079    5,849
  Unrecognized net actuarial loss...........................    (765)    (530)
  Unamortized prior service cost............................     (11)      (7)
                                                              ------   ------
  Net amount recognized.....................................   5,303    5,312
                                                              ======   ======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     Amounts recognized in the Allianz Group's consolidated balance sheet consist of the following as of December 31:

                                                              2003    2002    2001
                                                              -----   -----   -----
                                                              E(MN)   E(MN)   E(MN)
Prepaid benefit cost........................................     --     (43)     --
Accrued benefit costs.......................................  5,303   5,355   5,268
                                                              -----   -----   -----
Net amount recognized.......................................  5,303   5,312   5,268
                                                              =====   =====   =====

     The accumulated benefit obligation for all defined benefit pension plans was E10,467 million, E9,870 million and E9,850 million at December 31, 2003, 2002 and 2001, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets as of December 31:

                                                              2003     2002     2001
                                                             ------   ------   ------
                                                             E(MN)    E(MN)    E(MN)
Projected benefit obligation...............................  11,322   10,679   10,945
Accumulated benefit obligation.............................  10,467    9,870    9,850
Fair value of plan assets..................................   5,243    4,830    4,987

     The net periodic benefit cost recognized in the Allianz Group's consolidated income statement consist of the following components for the years ended December 31:

                                                              2003    2002    2001
                                                              -----   -----   -----
                                                              E(MN)   E(MN)   E(MN)
Components of net periodic benefit cost:
  Service cost..............................................   314     274     231
  Interest cost.............................................   606     591     553
  Expected return on plan assets............................  (312)   (329)   (358)
Amortization of:
  Prior service cost recognized.............................    26     123      (1)
  Net (gain)/loss recognized................................     6       5     (19)
  (Income)/expenses of plan curtailments or settlements.....   (19)      2      43
                                                              ----    ----    ----
     Net periodic benefit cost..............................   621     666     449
                                                              ====    ====    ====

     Most of the amounts expensed are charged in the Allianz Group's consolidated income statement as acquisition and administrative expenses, and loss and loss adjustment expenses (claims settlement expenses). The amounts recorded in the Allianz Group's consolidated income statement relating to pension funds amounted to E379 million in 2003 (2002: loss of E256 million and 2001: loss of E198 million).

ASSUMPTIONS

     The assumptions for the actuarial computation of the projected benefit obligation, accumulated benefit obligation and the net periodic benefit cost depend on the circumstance in the particular country where the plan has been established.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The calculations are based on current actuarially calculated mortality estimates. Projected fluctuations depending on age and length of service have also been used, as well as internal Allianz Group retirement projections.

     The weighted-average assumptions for the main pension plans are as follows:

     Weighted-average assumptions used to determine projected and accumulated benefit obligations for the years ended December 31:

                                                              2003    2002
                                                              -----   -----
                                                              E(MN)   E(MN)
Discount rate...............................................  5.49%   5.74%
Rate of compensation increase...............................  2.84%   2.91%
Rate of pension increase....................................  1.85%   1.93%

     Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:

                                                              2003    2002
                                                              -----   -----
                                                              E(MN)   E(MN)
Discount rate...............................................  5.74%   5.53%
Expected long-term return on plan assets....................  6.55%   6.73%
Rate of compensation increase...............................  2.91%   2.88%

     The weighted expected long-term return on plan assets for the year 2003 was derived by the following target allocation and expected long-term return for each asset category:

                                                                           WEIGHTED
                                                                           EXPECTED
                                                                           LONG-TERM
                                                                TARGET      RATE OF
ASSET CATEGORY                                                ALLOCATION    RETURN
--------------                                                ----------   ---------
Equity securities...........................................     33.49%      8.65%
Debt securities.............................................     62.18%      5.43%
Real estate.................................................      4.15%      6.53%
Other.......................................................      0.18%      0.48%
                                                                ------       ----
  Total.....................................................    100.00%      6.55%
                                                                ======       ====

     The determination of the expected long-term rate of return for the individual asset categories is based on capital market surveys as well as on the expertise of our insurance professionals.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

PLAN ASSETS

     The pension plan weighted-average asset allocations by asset category are as follows for the years ended December 31:

ASSET CATEGORY                                                 2003      2002
--------------                                                -------   -------
Equity securities...........................................   23.82%    28.96%
Debt securities.............................................   70.89%    64.73%
Real estate.................................................    2.92%     2.82%
Other.......................................................    2.37%     3.49%
                                                              -------   -------
  Total.....................................................  100.00%   100.00%
                                                              =======   =======

     Equity securities include no Allianz AG common stock at December 31, 2003, and 2002, respectively.

     The pension fund assets are invested mainly in equity securities, investment fund units, fixed income securities and registered bonds.

     The Allianz Group plans to gradually increase its actual equity securities allocation to be more in line with its target equity securities allocation by decreasing its holdings in debt securities.

CONTRIBUTIONS

     The Allianz Group expects to contribute E177 million to its pension plans in 2004.

ESTIMATED FUTURE BENEFIT PAYMENTS

     The following estimated future benefit payments are based on the same assumptions used to measure the Allianz Group's projected and accumulated benefit obligations at December 31, 2003, and reflect expected future service, as appropriate.

                                                              E(MN)
                                                              -----
2004........................................................    483
2005........................................................    492
2006........................................................    501
2007........................................................    512
2008........................................................    524
Years 2009 - 2013...........................................  2,752

     The reserve for post-retirement benefits other than pensions was E366 million as of December 31, 2003 (2002: E403 million). The reserve for other post-retirement benefits other than pensions is primarily comprised of obligations for health care benefits in USA of E122 million (2002: E148 million) and statutorily required post-retirement benefits in Austria and Italy of E64 million (2002: E65 million) and E102 million (2002: E98 million), respectively.

     In December 2003, the United States federal government passed the Medicare Modernization Act (the Act). The Act introduces a prescription drug benefit under Medicare and an employer subsidy to sponsors of retiree health care benefit plans. In accordance with FASB Staff Position 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the Allianz Group has elected to defer recognition of the Act, and accordingly, the reserve for health care benefits in the United States does not include the effects of the changes of the Act. In May 2004, the FASB subsequently issued Staff Position 106-2, Accounting and Disclosure Requirements Related to the Medicare

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-2), which is effective for the first interim or annual period beginning after June 15, 2004. FSP 106-2 will supercede FSP 106-1 upon its effective date.

     DEFINED CONTRIBUTION PENSION PLANS are funded through independent pension funds or similar organizations. Contributions fixed in advance (e.g., based on salary) are paid to these institutions and the beneficiary's right to benefits exists against the pension fund. The employer has no obligation beyond payment of the contributions (premiums). The main pension fund is the Versicherungsverein des Bankgewerbes a.G., Berlin, which covers most of the banking employees in Germany.

     Amounts expensed by the Allianz Group for defined contribution pension plans was E105 million for the year ended December 31, 2003 (2002: E123 million and 2001: E108 million).

MISCELLANEOUS ACCRUED LIABILITIES

     Miscellaneous accrued liabilities primarily include reserves of E845 million (2002: E404 million) for restructuring, reserves for the lending business of E549 million (2002: E633 million), reserves for employee expenses amounting to E2,224 million (2002: E2,259 million), loss reserves from the non-insurance business amounting to E319 million (2002: 316 million), reserves for litigation amounting to E142 million (2002: 125 million), and commission reserves for agents amounting to E198 million (2002: 159 million).

     Activity in the provisions for restructuring costs for the years ended December 31, is as follows:

                                                              2003    2002    2001
                                                              -----   -----   -----
                                                              E(MN)   E(MN)   E(MN)
Provisions as of January 1..................................   404     478     309
  New Provision:
     Changes in consolidation...............................    --     (18)    385
     Additions through income for supplementary
       restructuring measures...............................   575     199     149
  Additions to existing provisions..........................   153      89      62
  Release of provisions via payments........................  (219)   (234)   (370)
  Release of provisions through income......................   (54)    (87)    (58)
  Translation differences...................................   (14)    (23)      1
                                                              ----    ----    ----
Provisions as of December 31................................   845     404     478
                                                              ====    ====    ====

DRESDNER BANK AG RESTRUCTURING PLANS

     At December 31, 2003, reserves for restructuring are essentially related to Dresdner Bank AG with the amount of E815 million (2002: E365 million). These reserves mainly cover termination costs, severance payments for employee terminations and from termination of leasing contracts, which will arise in connection with the implementation of the respective initiatives. Expenses for restructuring are shown separately in the Allianz Group's consolidated income statement under other expenses.

     As part of the project control process, the adequacy of the reserves set up is regularly examined and adjusted if required. The resulting impact on income is taken into account in the additions or releases. The adjustments required are determined, on the one hand, by the concrete application of the personnel instruments used and, on the other hand, by adjusting the expected income from subleases to the development of the real estate market.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     In August 2003, as part of the Dresdner Bank AG cost cutting program, Dresdner Bank AG announced the "New Dresdner" program. The initiative will eliminate an additional approximately 4,700 positions in the banking operations by the end of 2005. The focus of this initiative is on the back-office areas and the support functions of Dresdner Bank AG's head office. The initiative also includes the elimination of positions at Advance Bank AG and the outsourcing of certain activities within the Dresdner Bank AG transaction banking business. The Dresdner Bank AG recorded restructuring charges of E380 million in 2003 in connection with the elimination of approximately 3,500 positions of the total initiative. Approximately 290 employees had been terminated pursuant to this initiative as of December 31, 2003. As of December 31, 2003, the total provision outstanding was E345 million, after the effects of consolidation and foreign exchange.

     Included within the 4,700 positions from the August 2003 initiative, Dresdner Bank AG plans to eliminate approximately 700 positions in connection with outsourcing of the domestic retail securities processing (including custody) and payment processing activities. As of December 31, 2003, no positions had been eliminated pursuant to this initiative. The Dresdner Bank AG recorded restructuring charges of E44 million in 2003 in addition to the E380 million of restructuring charges recorded in the August 2003 initiative. Further approximately E47 million of impairment charges were recorded relating to our information technology systems. As of December 31, 2003, the total provision outstanding was E44 million, after the effects of consolidation and foreign exchange.

     In February 2003, as part of the Allianz Groups efforts to focus on the Allianz and Dresdner Bank brands, Allianz Group announced plans to integrate the activities of the direct banking subsidiary Advance Bank AG into the Allianz Group in 2003. Also included within the 4,700 positions from the August 2003 initiative, Allianz Group expect to eliminate approximately 400 positions by mid-2004. In connection with this initiative restructuring charges of approximately E20 million were recorded in 2003, which is included within the E380 million of restructuring charges recorded in conjunction with the August 2003 initiative. Of the 400 positions to be eliminated, approximately 180 have been eliminated as of December 31, 2003.

     In September 2002, the Dresdner Bank AG established the Turnaround 2003 program relating to cost cutting efforts and strategic restructuring of Dresdner Bank AG. The initiatives involving the elimination of an additional approximately 3,000 positions in the Allianz Group's banking operations, including approximately 2,100 positions in the Dresdner Bank AG's former Corporates & Markets division, 300 positions in the Dresdner Bank AG's Private and Business Clients division and 600 positions in the Other division. In connection with the elimination of the first 1,500 of these positions, new restructuring provisions of E199 million were recorded, E72 million were utilized during 2002. During 2003, all measures have been determined, and E287 million were added to this provisions, whereas E344 million were charged to income and E90 million were utilized during the year. The implementation of the key initiatives will be completed in 2005. As of December 31, 2003, the total provision outstanding was E299 million (2002: E127 million), after the effects of consolidation and foreign exchange. Approximately 2,100 employees had been terminated pursuant to these plans as of December 31, 2003.

     In September 2001, Allianz Group announced further restructuring plans relating primarily to two subsidiaries of Dresdner Bank AG. The plans involved an aggregate reduction of approximately 1,300 positions throughout the banking operations. These restructuring plans are expected to be completed by December 31, 2004. Initially, E31 million were provided for the elimination of 240 positions in branch and support functions at the Dresdner Bank AG's German subsidiaries and expensed, of which E4 million has been utilized, resulting in a balance of E27 million as of December 31, 2001. During 2003, E6 million (2002:
E73 million) was added to this provision and charged to income, whereas a total of E24 million (2002: E14 million) was utilized during the year, resulting in a balance at December 31, 2003 of E41 million (2002: E74 million), after the effects of consolidation and foreign exchange. The recorded charges in 2003 were in connection with the elimination of the 60 remaining positions (2002: 1,000 positions). Of the 1,300 positions

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

to be eliminated under these plans, approximately 1,120 positions had been eliminated as of December 31, 2003.

     In connection with the acquisition of Dresdner Bank AG, several restructuring plans established by Dresdner Bank AG prior to its acquisition by Allianz AG have been included in the consolidated financial statements of the Allianz Group. In total, E315 million of restructuring provisions was assumed by Allianz AG as of July 23, 2001. This amount is comprised of restructuring plans established by Dresdner Bank AG in May 2000 related to the reorganization of the German branch network and other domestic restructuring activities of E217 million and a restructuring initiative related to its non-European business of E98 million, primarily concerning the reduction of commercial lending activities outside of Europe. These plans are expected to be completed by 2004. During 2003, E17 million (2002: E10 million) were added to these provisions and charged to income, whereas E70 million (2002: E160 million) were utilized during the year, resulting in a balance at December 31, 2003 of E49 million (E112 million), after the effects of consolidation and foreign exchange.

     A restructuring provision of E70 million directly related to the acquisition of Dresdner Bank AG was included as part of the purchase price. This provision relates to the reorganization of Dresdner Bank AG's investment banking division, which was combined with its European corporate banking and capital market activities into a single new division, which is expected to be completed by December 31, 2004. During 2003, E13 million (2002: E6 million) were added to this provision and charged to income, whereas a total of E18 million (2002: E55 million) was utilized during the year, resulting in a balance at December 31, 2003 of E37 million (2002: E52 million), after the effects of consolidation and foreign exchange.

(22) OTHER LIABILITIES

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Funds held under reinsurance business ceded.................   8,608    8,562
Accounts payable on direct insurance business...............   7,813    7,972
Accounts payable on reinsurance business....................   1,878    2,257
Other liabilities...........................................  13,426   12,634
                                                              ------   ------
  Total.....................................................  31,725   31,425
                                                              ======   ======

     Accounts payable on direct insurance business and accounts payable on reinsurance are due within one year. Of the remaining liabilities stated under other liabilities, E8,593 million (2002: E8,044 million) are due within one year, and E4,833 million (2002: E4,590 million) are due after more than one year.

     Other liabilities primarily include liabilities arising from tax charges on income totaling E1,601 million (2002: E1,099 million), interest and rental liabilities amounting to E472 million (2002: E178 million), social security liabilities of E197 million (2002: E229 million), derivative liabilities of E933 million (2002: E827 million), and unprocessed sales totaling E577 million (2002:
E616 million). Of the tax liabilities E979 million (2002: E310 million) are attributable to taxes on income.

(23) DEFERRED INCOME

     This item includes miscellaneous deferred income positions amounting to E2,433 million (2002: E3,010 million), which is primarily comprised of accrued interest of E1,681 million (2002: E2,423 million).

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

                 SUPPLEMENTARY INFORMATION ON THE ALLIANZ GROUP
                         CONSOLIDATED INCOME STATEMENT

(24) PREMIUMS EARNED (NET)

                                                              2003     2002     2001
                                                             ------   ------   ------
                                                             E(MN)    E(MN)    E(MN)
PROPERTY/CASUALTY*
Gross premiums written.....................................  42,709   42,542   41,459
Premiums ceded in reinsurance..............................  (5,404)  (6,150)  (6,669)
Change in unearned premiums (net)..........................    (729)    (669)  (1,024)
                                                             ------   ------   ------
Premiums earned (net)......................................  36,576   35,723   33,766
                                                             ======   ======   ======
LIFE/HEALTH*
Gross premiums written.....................................  20,678   20,611   20,129
Premiums ceded in reinsurance..............................  (1,240)  (1,207)  (1,169)
Change in unearned premiums (net)..........................     (36)       6       19
                                                             ------   ------   ------
Premiums earned (net)......................................  19,402   19,410   18,979
                                                             ======   ======   ======
TOTAL*
Gross premiums written.....................................  63,387   63,153   61,588
Premiums ceded in reinsurance..............................  (6,644)  (7,357)  (7,838)
Change in unearned premiums (net)..........................    (765)    (663)  (1,005)
                                                             ------   ------   ------
Premiums earned (net)......................................  55,978   55,133   52,745
                                                             ======   ======   ======

---------------

* After eliminating intra-Allianz Group transactions between segments.

     Gross premiums written in 2003 totaled E60,677 million (2002: E60,408 million) for direct insurance business and E2,710 million (2002: E2,745 million) for reinsurance business assumed.

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

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

(25) INTEREST AND SIMILAR INCOME

                                                              2003     2002     2001
                                                             ------   ------   ------
                                                             E(MN)    E(MN)    E(MN)
Income from:
  Securities held-to-maturity..............................     329      384      467
  Securities available-for-sale............................  12,355   13,747   13,055
  Real estate used by third parties........................     986    1,141    1,108
  Lending, money market transactions and loans.............   8,079   11,058    8,566
  Leasing agreements.......................................      80      141       68
  Other interest-bearing instruments.......................     733    1,739      960
                                                             ------   ------   ------
     Total.................................................  22,562   28,210   24,224
                                                             ======   ======   ======

     Interest and similar income includes dividend income of E1,512 million (2002: E1,806 million and 2001: E2,147 million).

     The following table presents net interest margin from the banking business*:

                                                               2003     2002     2001
                                                              ------   ------   ------
                                                              E(MN)    E(MN)    E(MN)
Interest and current income.................................   8,042   13,299    9,073
Interest expenses...........................................  (5,225)  (9,292)  (6,668)
                                                              ------   ------   ------
Net interest margin.........................................   2,817    4,007    2,405
Less loan loss allowance....................................  (1,014)  (2,222)    (588)
                                                              ------   ------   ------
Net interest margin after loan loss allowance...............   1,803    1,785    1,817
                                                              ======   ======   ======

---------------

* After eliminating intra-Allianz Group transactions between segments.

(26) INCOME (NET) FROM INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES AND ASSOCIATED ENTERPRISES

                                                              2003    2002    2001
                                                              -----   -----   -----
                                                              E(MN)   E(MN)   E(MN)
Income:
  Current income............................................     35     736     657
  Reversal of impairments...................................      5       3      27
  Realized gains from investments in affiliated enterprises,
     joint ventures and associated enterprises..............  3,966   4,381   1,319
                                                              -----   -----   -----
       Subtotal.............................................  4,006   5,120   2,003
                                                              -----   -----   -----
Expenses:
  Depreciation..............................................   (237)     --    (243)
  Realized losses on investments in affiliated enterprises,
     joint ventures and associated enterprises..............   (727)   (708)   (119)
  Miscellaneous expenses....................................    (12)    (14)    (53)
                                                              -----   -----   -----
       Subtotal.............................................   (976)   (722)   (415)
                                                              -----   -----   -----
Total income (net)..........................................  3,030   4,398   1,588
                                                              =====   =====   =====

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     In 2003, E2,774 million (2002: E3,432 million and 2001: E1,388 million) of the income (net) from investments in affiliated enterprises, joint ventures and associated enterprises is attributable to associated enterprises. During 2002 and 2001, E1,317 million and E866 million, respectively, relates to a series of transactions relating to ordinary shares of Munich Re. See Note 6 for further information concerning the Allianz Group's investments in affiliated enterprises, joint ventures and associated enterprises.

     In April 2001, the Allianz Group, Dresdner Bank (an Allianz Group subsidiary as of July 2001), a Dresdner Bank subsidiary and others entered into a series of transactions whereby Allianz Group provided Munich Re shares to be delivered to ERGO Versicherungsgruppe AG (Ergo) shareholders in connection with Munich Re's acquisition of the minority interest of Ergo pursuant to the public cash and share offers described below. The purpose of this transaction, including all individual agreement components, was to allow Munich Re to acquire Ergo in July 2001 and at the same time achieve the previously agreed reduction in cross-shareholdings between the Allianz Group and Munich Re. Additionally, the transaction structure was designed to come within recently enacted changes in German tax law which took effect as of January 1, 2002, and under which capital gains on the disposal of equity interests were treated as tax-free.

     The framework agreement for this transaction (the "Ergo Framework Agreement") was executed by the Allianz Group and all other parties on April 19, 2001, establishing the basic terms of: (i) a public cash tender offer for shares of Ergo; (ii) parallel share offer by Munich Re for shares of Ergo; (iii) a series of share lending agreements between DME Umtauschgesellschaft (DME) and Dresdner Bank, a Dresdner Bank subsidiary and a third-party entity (the "Lending Agreement"); and (iv) a forward sale agreement between DME and the Allianz Group, pursuant to which DME acquired Munich Re shares to use, in part, in repayment of the shares under the Lending Agreement (the "Forward Sale Agreement").

     In accordance with the Ergo Framework Agreement, the Allianz Group delivered 7,065,563 Munich Re shares (an approximate 4% interest of Munich Re) to DME in July 2001, which were then delivered to Ergo shareholders. In January 2002, DME acquired 11,213,035 Munich Re shares (an approximate 6.3% interest in Munich Re) from the Allianz Group via the Forward Sale Agreement. Of the 11,213,035 shares delivered by the Allianz Group under the Forward Sale Agreement in January 2002, 7,065,563 shares were immediately used by DME, as required by the Ergo Framework Agreement, to satisfy its return obligation to the Allianz Group under the Lending Agreement.

     As a result of this transaction, the Allianz Group transferred all risks, rewards and control of the 7,065,563 Munich Re shares delivered under the Lending Agreement in July 2001, in exchange for an amount due from DME based on the fixed price of the Forward Sale Agreement. All risks, rewards and control of the additional 4,147,472 Munich Re shares, included in the delivery of 11,213,035 Munich Re shares, were transferred by the Allianz Group in January of 2002, also in exchange for an amount based on the fixed price of the Forward Sale Agreement.

     Based on the specific facts and circumstances of this transaction, under both IFRS and US GAAP, the Allianz Group recorded a sale of the 7,065,563 shares delivered under the Lending Agreement in July 2001 resulting in: (i) derecognition of the 7,065,563 shares of Munich Re; and (ii) recording a 2001 capital gain of E866 million, before tax and minority interest. The delivery of the 11,213,135 Munich Re shares under the Forward Sale Agreement in January 2002 was recorded as an inter-Allianz Group transfer of 7,065,563 Munich Re shares and a sale of the remaining 4,147,472 Munich Re shares resulting in: (i) derecognition of the 4,147,472 shares of Munich Re; and (ii) recording a 2002 capital gain of E1,317 million.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

(27) OTHER INCOME FROM INVESTMENTS

                                                               2003    2002    2001
                                                              ------   -----   -----
                                                              E(MN)    E(MN)   E(MN)
Realized gains on:
  Securities held-to-maturity...............................      --       2       2
  Securities available-for-sale.............................   7,362   7,972   7,738
  Real estate used by third parties.........................     494     670     303
  Other investments.........................................      12      10      72
                                                              ------   -----   -----
Subtotal....................................................   7,868   8,654   8,115
                                                              ------   -----   -----
Income from revaluations on:
  Securities held-to-maturity...............................       3       2       7
  Securities available-for-sale.............................   2,129     679     184
  Real estate used by third parties.........................       2      14      87
  Other investments.........................................      --       6     109
                                                              ------   -----   -----
Subtotal....................................................   2,134     701     387
                                                              ------   -----   -----
Total.......................................................  10,002   9,355   8,502
                                                              ======   =====   =====

     Income from revaluations represents income from the reversal of impairment charges, including reversals of previously recorded impairment charges on securities that were sold during the fiscal year. See Note 7 for further information.

(28) TRADING INCOME

     Total trading income of E243 million (2002: E1,507 million and 2001: E1,592 million) includes income from trading activities of the Allianz Group's banking operations totaling E1,485 million (2002: E1,081 million and 2001: E244 million).*

     Trading activities of banking business are comprised of the following for the years ended December 31:

                                                              2003    2002    2001
                                                              -----   -----   -----
                                                              E(MN)   E(MN)   E(MN)
Trading in interest products................................    632     738    131
Trading in equity products..................................    178     (49)   (72)
Foreign exchange/precious metals trading....................    358     301     49
Other trading activities....................................    317      91    136
                                                              -----   -----    ---
  Total.....................................................  1,485   1,081    244
                                                              =====   =====    ===

     Total trading income includes expenses amounting to E1,359 million (2002:
E412 million and 2001: E1,385 million) from derivative financial instruments used by Allianz Group insurance companies for which hedge accounting is not applied under IAS 39. In 2002 and 2001, these are primarily comprised of gains on derivative financial instruments embedded in exchangeable bonds issued amounting to E387 million and E880 million, respectively.

     In 2003, equity exposure was substantially reduced through the use of derivatives and direct sales. Futures and put options on indexes were used for hedging. The change in the market value of the derivatives of this macro hedge are recognized as trading income in the Allianz Group's consolidated income statement,

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

while the corresponding changes in the fair value of the underlying equities are directly recognized in the Allianz Group's consolidated shareholders' equity. The changes in the fair value of the respective underlying equities are recognized in the Allianz Group's consolidated income statement only at the time of their realization in the capital market. The use of derivatives for macro hedges resulted in a loss of E1,351 million as of December 31, 2003. Also included in trading income are losses totaling E10 million (2002: E25 million gain and 2001: E461 million loss) arising from the use of other derivative financial instruments by Allianz Group insurance companies.

(29) FEE AND COMMISSION INCOME, AND INCOME FROM SERVICE ACTIVITIES

     Of total fee and commission income, and income from service activities of E6,060 million in 2003 (2002: E6,102 million and 2001: E4,827 million), E2,705 million (2002: E2,784 million and 2001: E1,383 million) is attributable to the Allianz Group's banking operations and E2,815 million (2002: E2,816 million and 2001: E2,429 million) are attributable to the Allianz Group's asset management operations.*

     The following table presents net fee and commission income from the Allianz Group's banking operations*

                                                              2003    2002    2001
                                                              -----   -----   -----
                                                              E(MN)   E(MN)   E(MN)
Fee and commission income...................................  2,705   2,784   1,383
Fee and commission expenses.................................   (461)   (245)   (162)
                                                              -----   -----   -----
  Total.....................................................  2,244   2,539   1,221
                                                              =====   =====   =====

     Net fee and commission income from the Allianz Group's banking operations is comprised of the following*:

                                                              2003    2002    2001
                                                              -----   -----   -----
                                                              E(MN)   E(MN)   E(MN)
Securities business.........................................  1,027     812     713
Payment transactions........................................    372     368     167
Mergers and acquisitions advisory...........................    110     237     125
Underwriting business (new issues)..........................    104     103      84
Foreign commercial business.................................     64      66      28
Other.......................................................    567     953     104
                                                              -----   -----   -----
  Net fee and commission income.............................  2,244   2,539   1,221
                                                              =====   =====   =====

     The following table presents net fee and commission income from the Allianz Group's asset management operations*:

                                                              2003    2002    2001
                                                              -----   -----   -----
                                                              E(MN)   E(MN)   E(MN)
Fee and commission income...................................  2,815   2,816   2,429
Fee and commission expenses.................................   (520)   (466)   (331)
                                                              -----   -----   -----
  Total.....................................................  2,295   2,350   2,098
                                                              =====   =====   =====

---------------

* After eliminating intra-Allianz Group transactions between segments.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     Net fee and commission income from the Allianz Group's asset management operations is comprised of the following*:

                                                              2003    2002    2001
                                                              -----   -----   -----
                                                              E(MN)   E(MN)   E(MN)
Management fees.............................................  1,128   1,264   1,080
Advisory fees...............................................  1,073   1,091     977
Other.......................................................     94      (5)     41
                                                              -----   -----   -----
  Net fee and commission income.............................  2,295   2,350   2,098
                                                              =====   =====   =====

(30) OTHER INCOME

     Other income was comprised of the following as of December 31:

                                                              2003    2002    2001
                                                              -----   -----   -----
                                                              E(MN)   E(MN)   E(MN)
Foreign currency transaction gains..........................  1,010     664     114
Fees........................................................    729     647     473
Release of miscellaneous accrued liabilities................    433     414     387
Income from reinsurance business............................    254     190     485
Gains from the disposal of real estate used for own
  activities and equipment..................................     29     115      12
Income from other assets....................................     73      86     101
Other.......................................................  1,252     855     600
                                                              -----   -----   -----
     Total..................................................  3,780   2,971   2,172
                                                              =====   =====   =====

(31) INSURANCE BENEFITS

     Insurance benefits in property-casualty* comprise the following:

                                                              2003     2002     2001
                                                             ------   ------   ------
                                                             E(MN)    E(MN)    E(MN)
GROSS
Claims:
  Claims paid..............................................  29,048   30,055   29,966
  Change in loss reserves..................................    (429)   2,659    5,871
                                                             ------   ------   ------
Subtotal...................................................  28,619   32,714   35,837
                                                             ------   ------   ------
Change in other reserves:
  Aggregate policy reserves................................     239      274      428
  Other....................................................      75      (84)    (227)
                                                             ------   ------   ------
Subtotal...................................................     314      190      201
                                                             ------   ------   ------
Expenses for premium refunds...............................     (57)     194      167
                                                             ------   ------   ------
     Total.................................................  28,876   33,098   36,205
                                                             ======   ======   ======

---------------

* After eliminating intra-Allianz Group transactions between segments.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

                                                              2003     2002     2001
                                                             ------   ------   ------
                                                             E(MN)    E(MN)    E(MN)
CEDED REINSURANCE
Claims:
  Claims paid..............................................  (4,033)  (5,270)  (5,609)
  Change in loss reserves..................................   1,405      332   (2,857)
                                                             ------   ------   ------
Subtotal...................................................  (2,628)  (4,938)  (8,466)
                                                             ------   ------   ------
Change in other reserves:
  Aggregate policy reserves................................     (38)      (1)    (227)
  Other....................................................      (4)       9      (15)
                                                             ------   ------   ------
Subtotal...................................................     (42)       8     (242)
                                                             ------   ------   ------
Expenses for premium refunds...............................      (3)     (27)     (22)
                                                             ------   ------   ------
     Total.................................................  (2,673)  (4,957)  (8,730)
                                                             ======   ======   ======
NET
Claims:
  Claims paid..............................................  25,015   24,785   24,357
  Change in loss reserves..................................     976    2,991    3,014
                                                             ------   ------   ------
Subtotal...................................................  25,991   27,776   27,371
                                                             ------   ------   ------
Change in other reserves:
  Aggregate policy reserves................................     201      273      201
  Other....................................................      71      (75)    (242)
                                                             ------   ------   ------
Subtotal...................................................     272      198      (41)
                                                             ------   ------   ------
Expenses for premium refunds...............................     (60)     167      145
                                                             ------   ------   ------
     Total.................................................  26,203   28,141   27,475
                                                             ======   ======   ======

     Insurance benefits in life/health* comprise the following:

                                                              2003     2002     2001
                                                             ------   ------   ------
                                                             E(MN)    E(MN)    E(MN)
GROSS
Benefits paid..............................................  18,353   16,689   15,576
Change in reserves:
  Aggregate policy reserves................................   5,219    5,805    6,526
  Other....................................................     376      453      196
                                                             ------   ------   ------
Subtotal...................................................  23,948   22,947   22,298
                                                             ------   ------   ------
Expenses for premium refunds...............................   1,470      (73)   1,873
                                                             ------   ------   ------
     Total.................................................  25,418   22,874   24,171
                                                             ======   ======   ======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

                                                              2003     2002     2001
                                                             ------   ------   ------
                                                             E(MN)    E(MN)    E(MN)
CEDED REINSURANCE
Benefits paid..............................................  (1,268)  (1,148)  (1,135)
Change in reserves:
  Aggregate policy reserves................................     140      145     (231)
  Other....................................................     (45)    (205)    (122)
                                                             ------   ------   ------
Subtotal...................................................  (1,173)  (1,208)  (1,488)
                                                             ------   ------   ------
Expenses for premium refunds...............................     (16)     (18)      (4)
                                                             ------   ------   ------
     Total.................................................  (1,189)  (1,226)  (1,492)
                                                             ======   ======   ======
NET
Benefits paid..............................................  17,085   15,541   14,441
Change in reserves:
  Aggregate policy reserves................................   5,359    5,950    6,295
  Other....................................................     331      248       74
                                                             ------   ------   ------
Subtotal...................................................  22,775   21,739   20,810
                                                             ------   ------   ------
Expenses for premium refunds...............................   1,454      (91)   1,869
                                                             ------   ------   ------
     Total.................................................  24,229   21,648   22,679
                                                             ======   ======   ======

---------------

* After eliminating intra-Allianz Group transactions between segments.

(32) INTEREST AND SIMILAR EXPENSES

     The following table presents interest and similar expenses for the years ended December 31:

                                                              2003     2002    2001
                                                              -----   ------   -----
                                                              E(MN)   E(MN)    E(MN)
Deposits....................................................  2,859    3,533     610
Certificated liabilities....................................  1,764    4,480   4,607
                                                              -----   ------   -----
Subtotal....................................................  4,623    8,013   5,217
Other interest expenses.....................................  1,814    2,638   2,644
                                                              -----   ------   -----
  Total.....................................................  6,437   10,651   7,861
                                                              =====   ======   =====

     The interest expense for certificated liabilities includes E288 million (2002: E363 million and 2001: E0) and E171 million (2002: E80 million and 2001:
E0) for Allianz Finance B.V. and Allianz Finance II B.V., respectively.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

(33) OTHER EXPENSES FOR INVESTMENTS

                                                               2003     2002    2001
                                                              ------   ------   -----
                                                              E(MN)    E(MN)    E(MN)
Realized losses on investments:
  Securities held-to-maturity...............................       3        4      12
  Securities available-for-sale.............................   5,018    8,063   6,888
  Real estate used by third parties.........................     102      131      19
  Other investment securities...............................       2        6      79
                                                              ------   ------   -----
Subtotal....................................................   5,125    8,204   6,998
Impairments on investments:
  Securities held-to-maturity...............................      10       31      35
  Securities available-for-sale.............................   4,412    6,287   1,507
  Real estate used by third parties.........................      30      104      86
  Other investment securities...............................       4       11       5
                                                              ------   ------   -----
Subtotal....................................................   4,456    6,433   1,633
                                                              ------   ------   -----
Depreciation on real estate used by third parties...........     267      229     292
                                                              ------   ------   -----
     Total..................................................   9,848   14,866   8,923
                                                              ======   ======   =====

(34) LOAN LOSS PROVISIONS

                                                               2003    2002    2001
                                                              ------   -----   -----
                                                              E(MN)    E(MN)   E(MN)
Additions to allowances including direct impairments........   2,200   3,128   1,204
Less amounts released.......................................  (1,103)   (817)   (593)
Less recoveries on loans previously impaired................     (70)    (70)    (15)
                                                              ------   -----   -----
Loan loss provisions........................................   1,027   2,241     596
                                                              ======   =====   =====

(35) ACQUISITION COSTS AND ADMINISTRATIVE EXPENSES

                                                               2003     2002     2001
                                                              ------   ------   ------
                                                              E(MN)    E(MN)    E(MN)
PROPERTY-CASUALTY*
Acquisition costs:
  Payments..................................................   6,676    6,978    6,642
  Less commissions and profit received on reinsurance
     business ceded.........................................    (918)  (1,001)  (1,389)
  Change in deferred acquisition costs......................    (205)    (194)    (270)
                                                              ------   ------   ------
Deferred policy acquisition costs amortization..............   5,553    5,783    4,983
Administrative expenses.....................................   3,907    4,101    4,482
                                                              ------   ------   ------
Underwriting costs (net)....................................   9,460    9,884    9,465
Expenses for management of investments......................     433      510      484
                                                              ------   ------   ------
Total acquisition costs and administrative expenses.........   9,893   10,394    9,949
                                                              ======   ======   ======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

                                                               2003     2002     2001
                                                              ------   ------   ------
                                                              E(MN)    E(MN)    E(MN)
LIFE/HEALTH*
Acquisition costs:
  Payments..................................................   3,900    3,975    3,341
  Less commissions and profit received on reinsurance
     business ceded.........................................    (195)    (179)    (198)
  Change in deferred acquisition costs......................  (1,768)  (1,438)    (620)
                                                              ------   ------   ------
Deferred policy acquisition costs amortization..............   1,937    2,358    2,523
Administrative expenses.....................................   1,305    1,358    1,269
                                                              ------   ------   ------
Underwriting costs (net)....................................   3,242    3,716    3,792
Expenses for management of investments......................     414      553      457
                                                              ------   ------   ------
Total acquisition costs and administrative expenses.........   3,656    4,269    4,249
                                                              ======   ======   ======

                                                              2003    2002    2001
                                                              -----   -----   -----
                                                              E(MN)   E(MN)   E(MN)
BANKING*
Personnel expenses..........................................  3,636   4,335   2,045
Operating expenses..........................................  2,416   2,982   1,198
Fee and commission expenses.................................    461     245     162
                                                              -----   -----   -----
Total acquisition costs and administrative expenses.........  6,513   7,562   3,405
                                                              =====   =====   =====
ASSET MANAGEMENT*
Personnel expenses..........................................  1,219   1,337   1,161
Operating expenses..........................................    316     475     141
Fee and commission expenses.................................    520     465     478
                                                              -----   -----   -----
Total acquisition costs and administrative expenses.........  2,055   2,277   1,780
                                                              =====   =====   =====

---------------

* After eliminating intra-Allianz Group transactions between segments.

     Acquisition costs and administrative expenses in insurance business include the personnel and operating expenses of the insurance business allocated to the functional areas acquisition of insurance policies, administration of insurance policies and management of investments. Other personnel and operating expenses are reported under insurance benefits (claims settlement expenses) and other expenses.

     All personnel and operating expenses in banking business are reported under acquisition costs and administrative expenses.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

(36) OTHER EXPENSES

                                                              2003    2002    2001
                                                              -----   -----   -----
                                                              E(MN)   E(MN)   E(MN)
Overhead expenses...........................................  1,129   1,279   1,214
Integration expenses........................................    942     261     548
Foreign currency transaction losses.........................    676     624     137
Expense of transferring or increasing miscellaneous or
  accrued liabilities.......................................    671     648     168
Expenses for service activities.............................    577     525     971
Fees........................................................    388     286     281
Expenses resulting from reinsurance business................    348     541     562
Amortization and impairments of other intangible assets.....    261     308     413
Direct charge to policy reserve.............................    171     256     257
Amortization of capitalized loyalty bonuses to senior
  management of PIMCO Group.................................    137     155     173
Fire protection tax.........................................    118     104      93
Interest on accumulated policyholder dividends..............    108     110     108
Expenses for assistance to victims under joint and several
  liability and road casualties.............................     97     117     127
Other.......................................................  1,897     884   1,105
                                                              -----   -----   -----
     Total..................................................  7,520   6,098   6,157
                                                              =====   =====   =====

(37) TAXES

     The tax shown in the Allianz Group's consolidated income statement consists of the taxes actually charged to individual Allianz Group enterprises and changes in deferred tax assets and liabilities.

     Deferred taxes are based on temporary differences between the carrying amount of assets or liabilities in the balance sheet and their tax bases, and on differences arising from uniform valuation and consolidation.

     Consolidated Allianz Group income before income taxes and minority interests is composed as follows:

                                                              2003     2002     2001
                                                              -----   ------   ------
                                                              E(MN)   E(MN)    E(MN)
Germany.....................................................    990     (812)   3,013
Other countries.............................................  1,926     (747)  (1,319)
                                                              -----   ------   ------
  Total.....................................................  2,916   (1,559)   1,694
                                                              =====   ======   ======

     Taxes expense for the years ended December 31, is composed as follows:

                                                               2003     2002     2001
                                                              ------   ------   ------
                                                              E(MN)    E(MN)    E(MN)
Current taxes...............................................   1,510      844      617
Deferred taxes..............................................  (1,419)  (1,725)  (1,552)
                                                              ------   ------   ------
  Subtotal..................................................      91     (881)    (935)
                                                              ------   ------   ------
Other taxes.................................................      55       74       74
                                                              ------   ------   ------
     Total..................................................     146     (807)    (861)
                                                              ======   ======   ======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The 2003 current income tax expense included a charge of E531 million (2002: benefit of E175 million) related to prior periods. Of the benefit in 2002, E57 million related to losses incurred during 2002 carried back to earlier years.

     Of the deferred tax income for the reporting year, E256 million (2002: charge of E221 million) are attributable to the recognition of deferred taxes on temporary differences. The change of applicable tax rates due to changes in tax law produced deferred tax income of E26 million (2002. E16 million).

     The tax rates used in the calculation of the Allianz Group deferred taxes are the applicable national rates, which in 2003 and 2002 ranged from 12.5% to 45.5%. Changes to tax rates already adopted on December 31, 2003, are taken into account. For reasons of commensurability and because of the Allianz Group's current tax loss situation in Germany, the Allianz Group refrained from applying the increased corporate tax rate of 26.5%, which was adopted as part of the Flood Victim Solidarity Act and concerns the year 2003 only.

     Tax deferrals are recognized if a future reversal of the difference is expected. Deferred taxes on losses carried forward are recognized as an asset to the extent sufficient future taxable profits are available for realization. Safety margins are used where appropriate.

     Due to a devaluation of deferred tax assets, a deferred tax charge of E347 million was recognized in 2002.

     Due to the use of tax losses carried forward for which no deferred tax asset was recognized, the current income tax charge diminished by E33 million (2002: E31 million). The recognition of deferred tax assets on losses carried forward from earlier periods, for which no deferred taxes had yet been recognized or which had been devalued resulted in a deferred tax income of E443 million (2002: income of E55 million).

     The non-recognition of deferred taxes on tax losses for the current fiscal year increased tax charges by E254 (2002: E794 million). The above-mentioned effects are shown in the reconciliation statement as "effects of tax losses".

     Unused tax losses carried forward at December 31, 2003 of E17,633 million (2002: E18,322 million) and deferred tax assets have been recognized to the extent there is sufficient certainty that the unused tax losses will be utilized. E11,301 million (2002: E10,376 million) of the tax losses carried forward can be utilized without time limitation.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     Losses carried forward are scheduled according to their expiry periods as follows:

YEAR ENDING                                                   E(MN)
-----------                                                   ------
2004........................................................     224
2005........................................................     233
2006........................................................     350
2007........................................................     125
2008........................................................     619
2009........................................................     368
2010........................................................      49
2011........................................................      11
2012........................................................      12
2013........................................................       6
>10 years...................................................   4,335
Unrestricted................................................  11,301
Total.......................................................  17,633

     The recognized income tax charge for 2003 is E782 million (2002: E335 million and 2001: E1,250 million) less than the expected income tax charge. The following table shows the reconciliation of the expected income tax charge of the Group with the effectively recognized tax charge. The Allianz Group's reconciliation is a summary of the individual company-related reconciliations, which are based on the respective country-specific tax rates after consolidation effects are taken into account.

                                                               2003     2002     2001
                                                              ------   ------   ------
                                                              E(MN)    E(MN)    E(MN)
Expected income tax rate....................................    31.1%    32.0%    18.6%
                                                              ======   ======   ======
Expected income tax (credit)/charge.........................     906     (498)     315
- Municipal trade tax and similar taxes.....................    (216)    (138)    (276)
- Tax exempt income.........................................  (1,586)  (1,407)  (1,314)
+ Amortization of goodwill..................................     437      285      211
+ Effects of tax losses.....................................    (222)     801       63
+ Effects of German tax law changes.........................     767       --       --
+ Other tax settlements.....................................      (5)      77       66
                                                              ------   ------   ------
= Effective income tax (credit)/charge......................      91     (881)    (935)
                                                              ------   ------   ------
Effective tax rate (benefit)................................     3.1%   (56.5%)  (55.2%)
                                                              ======   ======   ======

     The tax rate for domestic Allianz Group companies applied in the reconciliation includes corporate tax and the solidarity surcharge and amounts to 27.96% (2002: 26.38%).

     The low anticipated corporate income tax rate of 18.6% in 2001 primarily results from the reduction of the income tax rate in Germany.

     The effective tax rate is determined on the basis of the effective income tax charge, on earnings from ordinary activities (before income tax and before minority interests), net of other taxes.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The changes in German tax law passed in December 2003 have abolished the tax-exempt status of dividends and gains from the sale of interests in corporations for life and health insurance companies. In addition, the taxation regarding investment funds has been changed, partly with retroactive effect.

     Due to the "moratorium" introduced by the "bill on the reduction of tax privileges", the dividend distribution proposed for fiscal 2003 will not lead to a reduction of corporate taxes for 2004 (2003: reduction of E62 million).

     Deferred tax assets and liabilities are comprised of the following balance sheet headings:

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Deferred tax assets:
  Intangible assets.........................................     127      114
  Investments...............................................   1,606    2,589
  Trading assets............................................     415      562
  Deferred acquisition costs................................     254       53
  Tax losses carried forward................................   5,753    4,910
  Other assets..............................................   1,462      896
  Insurance reserves........................................   2,866    2,226
  Pensions and similar reserves.............................     373      364
  Other liabilities.........................................   1,508    1,558
                                                              ------   ------
     Total deferred tax assets..............................  14,364   13,272
                                                              ======   ======
Deferred tax liabilities:
  Intangible assets.........................................     638      268
  Investments...............................................   3,601    3,840
  Trading assets............................................   1,210    1,826
  Deferred acquisition costs................................   2,375    1,798
  Other assets..............................................     811      738
  Insurance reserves........................................   2,547    1,610
  Pensions and similar reserves.............................      28       12
  Other liabilities.........................................   2,299    2,057
                                                              ------   ------
     Total deferred tax liability...........................  13,509   12,149
                                                              ======   ======
     Net deferred tax asset/(liability).....................     855    1,123
                                                              ======   ======

     Deferred tax charge included in shareholders' equity in 2003 amounted to E459 million (2002: income of E550 million).

     Management of the Allianz Group believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize its deferred tax assets.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

(38) SUPPLEMENTARY INFORMATION ON INSURANCE BUSINESS

INVESTMENTS*

                                        PROPERTY-CASUALTY      LIFE/HEALTH            TOTAL
                                        -----------------   -----------------   -----------------
                                         2003      2002      2003      2002      2003      2002
                                        -------   -------   -------   -------   -------   -------
                                         E(MN)     E(MN)     E(MN)     E(MN)     E(MN)     E(MN)
Real estate...........................
  Used by third parties...............   3,388     3,694      6,016     6,394     9,404    10,088
  Used by Allianz Group...............   1,868     1,953      1,042     1,102     2,910     3,055
                                        ------    ------    -------   -------   -------   -------
Total real estate.....................   5,256     5,647      7,058     7,496    12,314    13,143
Investments in affiliated enterprises,
  joint ventures and associated
  enterprises.........................   1,487     5,087      1,734     1,888     3,221     6,975
Loans.................................   2,520     2,289     18,780    16,373    21,300    18,662
Other securities
  Held-to-maturity....................     389       596      4,174     5,199     4,563     5,795
  Available-for-sale..................  69,641    64,711    185,693   177,269   255,334   241,980
  Trading.............................   1,363     1,404      1,460     1,144     2,823     2,548
                                        ------    ------    -------   -------   -------   -------
  Total other securities..............  71,393    66,711    191,327   183,612   262,720   250,323
                                        ------    ------    -------   -------   -------   -------
Other investments.....................  10,578     7,111      2,078     3,576    12,656    10,687
                                        ------    ------    -------   -------   -------   -------
     Total............................  91,234    86,845    220,977   212,945   312,211   299,790
                                        ======    ======    =======   =======   =======   =======

INVESTMENT INCOME* (PROPERTY-CASUALTY AND LIFE/HEALTH)

                               PROPERTY-CASUALTY             LIFE/HEALTH                   TOTAL
                            ------------------------   ------------------------   ------------------------
                             2003     2002     2001     2003     2002     2001     2003     2002     2001
                            ------   ------   ------   ------   ------   ------   ------   ------   ------
                            E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)    E(MN)
Income from investments
  Current income..........   3,805    4,755    5,278   10,924   10,862   10,516   14,729   15,617   15,794
  Income from
    revaluations..........     779    1,137    1,329    1,554      618      614    2,333    1,755    1,943
  Realized investment
    gains.................   7,895    6,602    4,458    4,446    5,487    3,605   12,341   12,089    8,063
                            ------   ------   ------   ------   ------   ------   ------   ------   ------
Subtotal..................  12,479   12,494   11,065   16,924   16,967   14,735   29,403   29,461   25,800
                            ------   ------   ------   ------   ------   ------   ------   ------   ------
Investment expenses
  Amortization and
    impairments on
    investments...........   2,338    2,563    1,104    2,568    3,327    1,319    4,906    5,890    2,423
  Realized investment
    losses................   3,362    1,887    2,193    4,641    6,595    4,909    8,003    8,482    7,102
  Investment management,
    interest charges and
    other investment
    expenses..............     885    1,131    1,061      390      550      526    1,275    1,681    1,587
                            ------   ------   ------   ------   ------   ------   ------   ------   ------
Subtotal..................   6,585    5,581    4,358    7,599   10,472    6,754   14,184   16,053   11,112
                            ------   ------   ------   ------   ------   ------   ------   ------   ------
    Total.................   5,894    6,913    6,707    9,325    6,495    7,981   15,219   13,408   14,688
                            ======   ======   ======   ======   ======   ======   ======   ======   ======

---------------

* Presentation of investments and investment income is made in conformity with the European Union (EU) insurance accounting guideline and after eliminating intra-Allianz Group transactions between segments.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

(39) SUPPLEMENTARY INFORMATION ON BANKING BUSINESS*

LOANS AND ADVANCES TO BANKS

                                                   2003                            2002
                                       -----------------------------   ----------------------------
                                                   OTHER                           OTHER
                                       GERMANY   COUNTRIES    TOTAL    GERMANY   COUNTRIES   TOTAL
                                       -------   ---------   -------   -------   ---------   ------
                                        E(MN)      E(MN)      E(MN)     E(MN)      E(MN)     E(MN)
Loans................................   3,859     14,287      18,146    1,568      3,211      4,779
Other................................  16,023     72,925      88,948   17,760     54,617     72,377
                                       ------     ------     -------   ------     ------     ------
Loans and advances to banks..........  19,882     87,212     107,094   19,328     57,828     77,156
Less loan loss allowance.............       1        299         300        9        399        408
                                       ------     ------     -------   ------     ------     ------
Loans and advances to banks after
  loan loss allowance................  19,881     86,913     106,794   19,319     57,429     76,748
                                       ======     ======     =======   ======     ======     ======

LOANS AND ADVANCES TO CUSTOMERS

                                                  2003                            2002
                                      -----------------------------   -----------------------------
                                                  OTHER                           OTHER
                                      GERMANY   COUNTRIES    TOTAL    GERMANY   COUNTRIES    TOTAL
                                      -------   ---------   -------   -------   ---------   -------
                                       E(MN)      E(MN)      E(MN)     E(MN)      E(MN)      E(MN)
Corporate customers.................  40,769      97,796    138,565   40,996     83,680     124,676
Public authorities..................     190       2,663      2,853      666      2,233       2,899
Private customers...................  43,812       2,499     46,311   46,490      1,411      47,901
                                      ------     -------    -------   ------     ------     -------
Loans and advances to customers.....  84,771     102,958    187,729   88,152     87,325     175,477
Less loan loss allowance............   4,264       1,161      5,425    5,353      1,205       6,558
                                      ------     -------    -------   ------     ------     -------
Loans and advances to customers
  after loan loss allowance.........  80,507     101,797    182,304   82,799     86,120     168,919
                                      ======     =======    =======   ======     ======     =======

---------------

* After eliminating intra-Allianz Group transactions between segments

     Loans and advances to banks and loans and advances to customers, net of loan loss allowance, includes reverse repurchase agreements totaling E154,441 million (2002: E98,063 million). Liabilities to banks and liabilities to customers includes repurchase agreement transactions amounting to E92,876 million (2002: E63,573 million).

     The Allianz Group has entered into reverse repurchase agreement transactions with related collateral fair value of E166,006 million and E106,141 million as of December 31, 2003 and 2002, respectively, which consists primarily of government and corporate debt securities. In addition, the fair value of collateral that has been sold or repledged on reverse repurchase agreements transactions was E56,947 million and E14,693 million as of December 31, 2003 and 2002, respectively. If control over the securities remains with the pledgor, these transactions are reported in loans and advances to banks or loans and advances to customers. Interest income from reverse repurchase agreements is accrued over the duration of the transaction.

     Liabilities to banks and liabilities to customers also includes outstanding repurchase agreements. A repurchase agreement involves the sale of securities, subject to the simultaneous agreement to repurchase securities at a future date. Securities owned and pledged as collateral under repurchase agreements had a carrying value of E47,118 million and E81,905 million as of December 31, 2003 and 2002, respectively, and

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

primarily consisted of government and corporate debt securities. Interest incurred on repurchase agreements is accrued over the duration of the transaction.

     The Allianz Group had deposits that have been reclassified as loan balances of E5,829 million and deposits with related parties of E2,223 million at December 31, 2003. The Allianz Group received no deposits on terms other than those available in the normal course of banking operations.

INFORMATION ON LOANS AND ADVANCES TO CUSTOMERS

     The table shown below provides a breakdown of loans and advances, gross of loan loss allowance, to domestic and foreign corporate customers, private customers and public authorities by economic sector.

                                                               2003      2002
                                                              -------   -------
                                                               E(MN)     E(MN)
Germany:
  Manufacturing industry....................................    8,539    10,347
  Construction..............................................    1,135     1,446
  Wholesale and retail trade................................    4,482     6,342
  Financial institutions (excluding banks) and insurance
     companies..............................................   10,338     4,781
  Service providers.........................................   13,839    14,809
  Other.....................................................    2,436     3,308
                                                              -------   -------
  Corporate customers.......................................   40,769    41,033
  Public authorities........................................      190       665
  Private individuals (including self-employed
     professionals).........................................   43,812    46,454
                                                              -------   -------
     Total..................................................   84,771    88,152
                                                              =======   =======
Other countries:
  Industry, wholesale and retail trade and service
     providers..............................................   14,515    21,649
  Financial institutions (excluding banks) and insurance
     companies..............................................   76,852    52,851
  Other.....................................................    6,429     9,185
                                                              -------   -------
  Corporate customers.......................................   97,796    83,686
  Public authorities........................................    2,663     2,230
  Private individuals.......................................    2,499     1,490
                                                              -------   -------
     Total..................................................  102,958    87,325
                                                              -------   -------
     Grand total............................................  187,729   175,477
                                                              =======   =======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

SUBORDINATED ASSETS

     Assets are recorded as subordinated assets if, in the event of liquidation or bankruptcy, the related claim cannot be realized before the claims of other creditors are realized.

                                                              2003    2002
                                                              -----   -----
                                                              E(MN)   E(MN)
Loans and advances to banks.................................    10      79
Loans and advances to customers.............................    77      65
Trading assets:
  Other debt issuers........................................    92      39
  Equities and other non-fixed-income securities............     6      --
Investment securities:
  Equities and other non-fixed-income securities............    22      --
  Other debt issuers........................................    75     290
                                                               ---     ---
Subordinated Assets.........................................   282     473
                                                               ===     ===

VOLUME OF FOREIGN CURRENCY EXPOSURE FROM BANKING OPERATIONS

     The amounts reported constitute aggregate Euro equivalents of a wide variety of currencies outside the European Monetary Union (EMU). Any differences between assets and liabilities are a result of differing valuation principles. Loans and advances to banks, loans and advances to customers, liabilities to banks and liabilities to customers are reported at amortized cost, while all derivative transactions are accounted for at fair value.

                                                                      TOTAL     TOTAL
                                           USD      GBP     OTHER     2003      2002
                                          ------   ------   ------   -------   -------
                                          E(MN)    E(MN)    E(MN)     E(MN)     E(MN)
Balance sheet items:
Assets..................................  78,732   54,128   25,636   158,496   163,861
Liabilities.............................  88,589   56,259   23,255   168,103   177,919

COLLATERAL PLEDGED FOR OWN LIABILITIES OF BANKING OPERATIONS

     For the following liabilities and contingencies, assets having the indicated below were pledged as collateral:

                                                               2003      2002
                                                              -------   -------
                                                               E(MN)     E(MN)
Liabilities to banks........................................  108,925    84,081
Liabilities to customers....................................   55,578    40,411
Contingent liabilities......................................        7        70
Other commitments...........................................      431     8,863
                                                              -------   -------
  Total collateralized liabilities..........................  164,941   133,425
                                                              =======   =======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The following table presents the assets pledged as collateral for the above liabilities and contingencies:

                                                               2003      2002
                                                              -------   -------
                                                               E(MN)     E(MN)
Loans and advances to banks.................................   37,943    24,648
Loans and advances to customers.............................   22,681    23,843
Trading assets..............................................  104,123    65,430
Investment securities.......................................      187    19,483
Property and equipment......................................        7        21
                                                              -------   -------
  Total value of collateral pledged.........................  164,941   133,425
                                                              =======   =======

STRUCTURE OF RESIDUAL TERMS FOR BANKING OPERATIONS

     The following presents loans and advances and liabilities in the Allianz Group's banking operations according to their final maturity or call dates.

                                                MATURITY AT DECEMBER 31, 2003
                                --------------------------------------------------------------
                                           UP TO      > 3 MONTHS -     > 1 YEAR -    MORE THAN
                                 TOTAL    3 MONTHS       1 YEAR         5 YEARS       5 YEARS
                                -------   --------   --------------   ------------   ---------
                                 E(MN)     E(MN)       E(MN)            E(MN)         E(MN)
Assets:
Term loans and advances to
  banks.......................  107,094    68,919        35,899           1,765          511
Loans and advances to
  customers(1)................  187,315    99,519        19,410          27,501       40,885
                                -------   -------        ------          ------       ------
Total assets..................  294,409   168,438        55,309          29,266       41,396
                                =======   =======        ======          ======       ======
Liabilities:
Participation certificates and
  subordinated liabilities....    8,255        97           139           3,975        4,044
Term liabilities to
  banks(2)....................  154,793   125,042        17,434           6,736        5,581
Liabilities to customers(2):
  Savings deposits and
     home-loan savings
     deposits.................    5,474     1,421           184           2,567        1,302
  Other terms liabilities to
     customers................   91,762    73,921         6,762           3,740        7,339
Certificated liabilities......   51,299    17,858        10,024          19,421        3,996
                                -------   -------        ------          ------       ------
Total liabilities.............  311,583   218,339        34,543          36,439       22,262
                                =======   =======        ======          ======       ======

---------------

(1) Loans and advances to customers with a residual term of up to 3 months include E7,706 million of undated claims. These claims include credit lines available until further notice, overdraft facilities, called or overdue loans, unauthorized overdrafts, call money and internal account balances.

(2) Excluding balances payable on demand.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

TRUSTEE BUSINESS IN BANKING OPERATIONS

     The following presents trustee business within the Allianz Group's banking operations not recorded in the balance sheet:

                                                              2003    2002
                                                              -----   -----
                                                              E(MN)   E(MN)
Loans and advances to banks.................................  3,426   5,217
Loans and advances to customers.............................  2,319   4,247
Investment securities.......................................    828       7
Other.......................................................     --      --
                                                              -----   -----
Total assets*...............................................  6,573   9,471
                                                              =====   =====
Liabilities to banks........................................    997     955
Liabilities to customers....................................  5,576   8,516
                                                              -----   -----
Total liabilities...........................................  6,573   9,471
                                                              =====   =====

---------------

* Including E5,101 million (2002: E8,847 million) of trustee loans.

OTHER BANKING INFORMATION

     As of December 31, 2003, there were commitments to repurchase assets sold under repurchase agreements with a net book value of E103,860 million (2002:
E61,068 million).

     An amount of E134 million (2002: E287 million) eligible for refinancing with the central bank is held in cash funds.

     The aggregate amount of time certificates of deposit and other time deposits in the amount of E100,000 or more issued by the Allianz Group's German offices at December 31, 2003 was E92,876 million (2002: E67,573 million).

     The aggregate amount of time deposits in the amount of E100,000 or more issued by the Allianz Group's non-German offices at December 31, 2003 was E57,904 million, including banks and customers (2002: E25,840 million).

(40) DERIVATIVE FINANCIAL INSTRUMENTS

USE, TREATMENT AND REPORTING OF DERIVATIVE FINANCIAL INSTRUMENTS

     Derivatives derive their market values from one or more underlying assets or specified reference values.

     Examples of derivatives include contracts for future delivery in the form of futures or forwards, options on shares or indices, interest rate options such as caps and floors, and swaps relating to both interest rates and non-interest rate markets. The latter include agreements to exchange previously defined assets or payment series.

     Derivatives used by individual enterprises in the Allianz Group comply with the relevant supervisory regulations and the Allianz Group's own internal guidelines. The Allianz Group's strict investment and monitoring rules exceed regulations imposed by supervisory authorities. In addition to local management supervision, comprehensive financial and risk management systems are in force across the Allianz Group. Risk management is an integral part of the Allianz Group's controlling process that includes identifying, measuring, aggregating and managing risks. Risk management objectives are implemented at both the Allianz

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

Group level and by the local operational units. The use of derivatives is one key strategy used by the Allianz Group to manage its market and investment risks. Further information on the risks hedged and the Allianz Group's risk management systems is included in the Allianz Group Management Report under "Risk Management".

     Insurance companies in the Allianz Group use derivatives to manage the risk exposures in their investment portfolios based on general thresholds and targets. The most important purpose of these instruments is hedging against adverse market movements for selected securities or for parts of a portfolio. Specifically, the Allianz Group selectively uses derivative financial instruments such as swaps, options and forwards to hedge against changes in prices or interest rates in their investment portfolio.

     Within the Allianz Group's banking business, derivatives are used both for trading purposes and to hedge against movements in interest rates, currency rates and other price risks of the Allianz Group's investments, loans, deposit liabilities and other interest-sensitive assets and liabilities.

     Market and counterparty risks arising from the use of derivative financial instruments are subject to particularly strict control procedures. Credit risks related to counterparties are assessed by calculating gross replacement values. Market risks are monitored by means of up-to-date value-at-risk calculations and stress tests and limited by specific stop-loss limits.

     The counterparty settlement risk is virtually excluded in the case of exchange-traded products, as these are standardized products. By contrast, over-the-counter (OTC) products, which are individually traded contracts, carry a theoretical credit risk amounting to the replacement value. The Allianz Group therefore closely monitors the credit rating of counterparties for OTC derivatives. In the derivatives portfolios of the Allianz Group's banking operations 97% of the positive replacement values, which are essential for assessing counterparty risk, involve counterparties with "investment grade" ratings. To reduce the counterparty risk from trading activities, so-called cross-product netting master agreements with the business partners are established. In the case of a defaulting counterparty, netting makes it possible to offset claims and liabilities not yet due.

     The total notional principal amount and market value of all open derivative positions of the Allianz Group was E3,978,678 million (2002: E3,272,703 million) and E(1,520) million (2002: E1,159 million) at December 31, 2003, respectively.

     The following tables show the distribution of derivative positions on the Allianz Group's consolidated balance sheet date between its insurance business, banking and asset management business.

     The positive and negative market values of financial derivative instruments are shown on a gross basis (i.e., taking into account existing netting agreements).

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

PROPERTY-CASUALTY AND LIFE/HEALTH INSURANCE SEGMENTS

                             NOTIONAL AMOUNT MATURITY AT                 2003                        2002
                                  DECEMBER 31, 2003         -------------------------------   ------------------
                             ----------------------------   NOTIONAL    POSITIVE   NEGATIVE   NOTIONAL     NET
                              UP TO      1-5       OVER     PRINCIPAL    MARKET     MARKET    PRINCIPAL   MARKET
                             1 YEAR     YEARS    5 YEARS     AMOUNTS     VALUES     VALUES     AMOUNTS    VALUES
                             -------   -------   --------   ---------   --------   --------   ---------   ------
                             E(MN)     E(MN)     E(MN)       E(MN)      E(MN)       E(MN)      E(MN)      E(MN)
Interest rate contracts:...   3,721     9,967     4,767      18,455        113        (139)    13,011       (39)
                             ------    ------     -----      ------      -----      ------     ------     -----
  OTC:
     Forwards..............      --        --        --          --         --          --      1,258        (4)
     Swaps.................     191     2,994     1,134       4,319         96         (84)     3,293        11
     Swaptions.............   3,530       106        --       3,636         14          --        136        11
     Caps..................      --     6,867     3,288      10,155          3         (50)     7,581       (62)
     Options...............      --        --       325         325         --          (4)       383        (9)
  Exchange traded:
     Futures...............      --        --        --          --         --          --        340         3
     Options...............      --        --        20          20         --          (1)        20        11
Equity index contracts.....  15,948    11,038       274      27,260      1,059      (1,432)    25,027       348
                             ------    ------     -----      ------      -----      ------     ------     -----
  OTC:
     Forwards..............      56        19        --          75         14          (2)     2,581     1,081
     Swaps.................     760       587        --       1,347         --         (25)     1,352      (386)
     Options...............  12,652     7,518       214      20,384        650      (1,366)    16,414      (453)
     Warrants..............      --        --        60          60          5          (1)        --        --
  Exchange traded:
     Futures...............     299        --        --         299          3          (7)     2,084        79
     Options...............   1,192     2,911        --       4,103          9         (31)     2,596        27
     Forwards..............     989        --        --         989        375          --         --        --
     Warrants..............      --         3        --           3          3          --         --        --
Foreign exchange
  contracts:...............   1,729     1,278        93       3,100        179         (60)     5,227       220
                             ------    ------     -----      ------      -----      ------     ------     -----
  OTC:
     Forwards..............   1,712        --        --       1,712         22         (52)     3,322        76
     Swaps.................      17     1,278        93       1,388        157          (8)     1,787       143
     Options...............      --        --        --          --         --          --         94        --
  Exchange traded:
     Futures...............      --        --        --          --         --          --         24         1
Credit contracts:..........      --        --        48          48         10          (7)        79       (10)
                             ------    ------     -----      ------      -----      ------     ------     -----
  OTC:
     Swaps.................      --        --        48          48         10          (7)        79       (10)
                             ------    ------     -----      ------      -----      ------     ------     -----
       Total...............  21,398    22,283     5,182      48,863      1,361      (1,638)    43,344       519
                             ======    ======     =====      ======      =====      ======     ======     =====

     The major exposures in equity contracts are in the form of options used for hedging the Allianz Group's insurance portfolio against market fluctuations. In managing interest rate risk, long-term interest income is primarily controlled by the use of interest rate caps. In addition, exchange rate fluctuations are hedged by

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

synthetically transforming financial assets and liabilities in foreign currencies into Euro-denominated financial instruments through foreign exchange deals and currency swaps.

BANKING AND ASSET MANAGEMENT SEGMENTS

                                  NOTIONAL AMOUNT MATURITY AT                   2003                        2002
                                       DECEMBER 31, 2003           -------------------------------   ------------------
                               ---------------------------------   NOTIONAL    POSITIVE   NEGATIVE   NOTIONAL     NET
                                 UP TO                 MORE THAN   PRINCIPAL    MARKET     MARKET    PRINCIPAL   MARKET
                                1 YEAR     1-5 YEARS    5 YEARS     AMOUNTS     VALUES     VALUES     AMOUNTS    VALUES
                               ---------   ---------   ---------   ---------   --------   --------   ---------   ------
                                 E(MN)       E(MN)      E(MN)        E(MN)      E(MN)      E(MN)       E(MN)     E(MN)
Interest rate contracts:.....  1,515,201     901,471    571,487    2,988,159    38,826    (37,563)   2,509,613    1,706
                               ---------   ---------    -------    ---------    ------    -------    ---------   ------
  OTC:
    Forwards.................     90,570       9,224         --       99,794        35        (30)     107,487      (11)
    Swaps....................  1,277,414     795,547    509,556    2,582,517    37,403    (35,519)   2,105,324    2,409
    Swaptions................        202      18,291     45,091       63,584       597     (1,472)      59,987   (1,009)
    Caps.....................     13,896      34,173      8,626       56,695       267       (120)      56,073      191
    Floors...................     10,708      16,899      6,441       34,048       479       (376)      36,427      105
    Options..................         56         313      1,396        1,765        17         (2)         249       17
    Other....................         20          69        377          466         6        (28)          --       --
  Exchange traded:
    Futures..................     86,958      22,599         --      109,557         8         (7)     133,509        2
    Options..................     35,377       4,346         --       39,723        14         (9)      10,557        2
    Swaps....................         --          10         --           10        --         --           --       --
Equity/Index contracts.......     86,963     101,705     10,059      198,727     5,873     (6,711)     128,598      343
                               ---------   ---------    -------    ---------    ------    -------    ---------   ------
  OTC:
    Swaps....................      3,341       6,069        762       10,172       617       (564)       3,980       94
    Options..................     36,219      83,435      8,379      128,033     3,731     (4,421)      74,169      187
    Warrants.................         --          --         20           20         2         --           --       --
    Other....................         88          19         --          107         5        (11)          32       (8)
  Exchange traded:
    Futures..................      9,504           2         20        9,526         1        (38)       7,363       (6)
    Options..................     37,811      12,180        878       50,869     1,517     (1,677)      43,054       76
Foreign exchange
  contracts:.................    341,885     258,302     50,690      650,877    13,185    (14,459)     517,099   (1,528)
                               ---------   ---------    -------    ---------    ------    -------    ---------   ------
  OTC:
    Forwards.................    232,927      57,447      1,144      291,518     6,237     (8,393)     351,204   (1,461)
    Swaps....................     47,083     167,241     43,654      257,978     5,578     (4,025)      78,710      215
    Options..................     60,741      33,533      5,892      100,166     1,351     (2,032)      84,123     (305)
    Other....................         --          --         --           --        --         --           --       --
  Exchange traded:
    Futures..................      1,134          81         --        1,215        13         (9)       3,062       23
    Options..................         --          --         --           --        --         --           --       --
    Forwards.................         --          --         --           --         6         --           --       --
Credit contracts.............     11,735      65,550      7,213       84,498     1,322     (1,794)      65,923      (34)
                               ---------   ---------    -------    ---------    ------    -------    ---------   ------
  OTC:
    Credit default swaps.....      9,204      64,560      6,642       80,406       979       (981)      56,760      150
    Total return swaps.......      2,531         990        571        4,092       343       (813)       9,163     (184)
Other contracts..............      2,161       3,403      1,991        7,555       548       (470)       8,126      153
                               ---------   ---------    -------    ---------    ------    -------    ---------   ------

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

                                  NOTIONAL AMOUNT MATURITY AT                   2003                        2002
                                       DECEMBER 31, 2003           -------------------------------   ------------------
                               ---------------------------------   NOTIONAL    POSITIVE   NEGATIVE   NOTIONAL     NET
                                 UP TO                 MORE THAN   PRINCIPAL    MARKET     MARKET    PRINCIPAL   MARKET
                                1 YEAR     1-5 YEARS    5 YEARS     AMOUNTS     VALUES     VALUES     AMOUNTS    VALUES
                               ---------   ---------   ---------   ---------   --------   --------   ---------   ------
                                 E(MN)       E(MN)      E(MN)        E(MN)      E(MN)      E(MN)       E(MN)     E(MN)
  OTC:
    Precious metals..........      1,921       2,685      1,746        6,352       417       (344)       7,841      153
    Other....................        169         718        245        1,132       131       (122)         241       --
  Exchange traded:
    Futures..................          6          --         --            6        --         --           --       --
    Options..................         65          --         --           65        --         (4)          44       --
                               ---------   ---------    -------    ---------    ------    -------    ---------   ------
         Total...............  1,957,945   1,330,431    641,440    3,929,816    59,754    (60,997)   3,229,359      640
                               =========   =========    =======    =========    ======    =======    =========   ======

     The primary derivative financial instruments used include interest rate derivatives, in particular interest rate swaps which are primarily entered into during the course of trading activities.

     The Allianz Group principally uses fair value hedging. Insurance companies mainly use interest rate swaps, and forward sale agreements. Important hedging instruments used by banking entities are interest rate swaps and forwards and currency swaps and forwards. Hedging instruments may be implemented for individual transactions (micro hedge) or for a portfolio of similar assets or liabilities (portfolio hedge).

     The interest rate swaps used by banking entities in fair value hedges of the interest rate risk of certificated and subordinated liabilities had a total net fair value as of December 31, 2003 of E453 million. Thereof, interest rate swaps with a positive fair value of E499 million are recorded in the Allianz Group's consolidated balance sheet in other assets, and interest rate swaps with a negative fair value of E46 million are recorded in other liabilities. During 2003, the fair value of the interest rate swaps decreased by E140 million, whereas the certificated and subordinated liabilities hedged increased in fair value by E159 million, resulting in a net ineffectiveness of the hedge of E19 million that is recognized in the Allianz Group's consolidated income statement as interest and similar income. For detailed information about certificated and subordinated liabilities, see Note 13 and Note 15, respectively.

     The derivative financial instruments used for all fair value hedges of the Allianz Group had a total fair value at December 31, 2003 of E55 million (2002:
E33 million). Ineffectiveness in fair value hedge transactions led to a gross realized gain of E1 million (2002: gross realized loss of E10 million) and was classified consistently with the respective hedged item; E2 million (2002: E0.4 million) was excluded from the assessment of hedge effectiveness.

     In 2003, cash flow hedges were used to hedge variable cash flows exposed to interest rate fluctuations. As of December, 31,2003 the interest rate swaps utilized had a fair value of E5 million; other reserves in shareholders' equity decreased by E41 million. Ineffectiveness of the cash flow hedges led to gross realized losses of E4 million in 2003. The Allianz Group had no derivative financial instruments for which cash flow hedge accounting was applied as of December 31, 2002. However, there were two cash flow hedge transactions that occurred during 2002, consisting of a cross-currency swap used to hedge the foreign currency and interest rate risk of a foreign-denominated variable rate bond and a forward purchase agreement on equity shares, which had an insignificant impact on net income. Derivative financial instruments used in cash flow hedges had a fair value at December 31, 2001 totaling E388 million with a corresponding amount included in other reserves within shareholders' equity. The derivative financial instruments for cash flow hedges existing at December 31, 2001 expired in 2002, resulting in a gross realized gain of E388 million from the reclassification of other reserves in shareholders' equity to the income statement.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     As of December 31, 2002, foreign exchange hedging transactions in the form of foreign currency forwards with a total fair value of E107 million were outstanding with respect to hedges of currency risks related to a net investment in a foreign entity. This hedging strategy was terminated in the second quarter of 2003. Other reserves in shareholders' equity increased by E78 million in 2003 (2002: E164 million) resulting from foreign exchange hedging activity prior to the termination of the hedge. Total unrealized gains of E181 million related to this hedging strategy remain in other reserves.

DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO ALLIANZ AG'S STOCK

     The Allianz Group enters into various types of option contracts indexed to Allianz AG shares with third-parties, both as a hedge of Allianz Group's future obligations under its Stock Appreciation Right incentive plans (SARs) and in connection with various banking products offered by the Dresdner Bank Group.

     The following table summarizes these option positions:

                                     MATURITY AT DECEMBER 31, 2003             SETTLEMENT
                         TOTAL      -------------------------------   ----------------------------            WEIGHTED-
                       ALLIANZ AG    UP TO       1-5      MORE THAN     OF WHICH       OF WHICH      FAIR      AVERAGE
                         SHARES     1 YEAR      YEARS      5 YEARS    CASH SETTLED   SHARE SETTLED   VALUE   STRIKE PRICE
                       ----------   -------   ---------   ---------   ------------   -------------   -----   ------------
                                     E(MN)      E(MN)      E(MN)                                     E(MN)
Short
  calls/warrants.....  6,600,342    813,083   5,787,259         --     6,549,842         50,500       (32)       163
Long
  calls/warrants.....  8,942,246    952,150   7,240,096    750,000     8,889,635         52,611        74        181
  thereof hedges
    SARs.............  2,463,795    300,380   1,413,415    750,000     2,463,795             --        45        211
Short
  puts/warrants......    867,747    795,047      72,700         --       646,717        221,030        (3)        64
Long puts/warrants...  1,004,880    837,530     167,350         --       698,975        305,905        21         93

     The above contracts are all accounted for as trading assets and liabilities, respectively, and are thus carried at fair value with changes in fair value recorded in earnings.

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

     The Allianz Group uses the following methods and assumptions to determine fair values:

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

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

and volatilities, these models also take into account market and counterparty risks. Fair value represents the capital required to settle in full all the future rights and obligations arising from the financial contract.

     Loans and advances to banks and customers: The fair value of loans is calculated using the discounted cash flow method. This method uses the effective yield of similar debt instruments. Where there is doubt regarding the repayment of the loan, the anticipated cash flows are discounted using a reasonable discount rate and include a charge for an element of uncertainty in cash flows.

     Investments held on account and at risk of life insurance policyholders (separate account assets) and insurance reserves for life insurance where the investment risk is carried by policyholders (separate account liabilities): The fair values of separate accounts assets were determined using the market value of the underlying investments. Fair values of separate accounts liabilities were determined using cash surrender values of the policyholder's and contractholder's account.

     Investment contracts with policyholders: Fair values for life insurance investment and annuity contracts were determined using the cash surrender values of the policyholders' and contract holders' accounts.

     Certificated liabilities: The fair value of bonds and loans payable is estimated using discounted cash flow analyses, using interest rates currently offered for similar loans and other borrowings.

     The following table presents the carrying amount and estimated fair value of the Allianz Group's financial instruments as of December 31:

                                                        2003                 2002
                                                 ------------------   ------------------
                                                 CARRYING    FAIR     CARRYING    FAIR
                                                  AMOUNT     VALUE     AMOUNT     VALUE
                                                 --------   -------   --------   -------
                                                  E(MN)      E(MN)     E(MN)      E(MN)
Financial assets:
  Cash and cash equivalents....................   25,528     25,528    21,008     21,008
  Investments..................................  282,554    282,703   272,530    272,758
  Loans and advances to banks and customers....  320,770    321,219   274,906    276,263
  Trading assets...............................  146,154    146,154   124,842    124,842
  Separate account assets......................   32,460     32,460    25,657     25,657
Financial liabilities:
  Investment contracts with policyholders......   55,148     54,384    52,527     49,762
  Separate account liabilities.................   32,460     32,200    25,687     24,943
  Liabilities to banks and customers...........  333,044    332,939   284,598    284,659
  Certificated liabilities.....................   63,338     64,572    78,750     79,980
  Trading liabilities..........................   84,835     84,835    53,520     53,520

     The tax ramifications of the related unrealized gains and losses can have a significant effect on the fair value estimates. Such items have not been considered in the fair value estimates.

     Certain assets and liabilities are specifically excluded from the disclosure requirements of financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Allianz Group.

(42) RELATED PARTY TRANSACTIONS

     Allianz Group companies maintain various types of business relations (particularly in the area of insurance, banking and asset management) to related enterprises. Those relations are based on ordinary

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

market terms. In particular, the business relations with associated companies, which are active in the insurance business, take on various forms and may also include special service, computing, reinsurance, cost-sharing and asset management agreements, whose terms are deemed appropriate by management. Similar relationships may exist with pension funds, foundations, joint ventures and companies, which provide services to Allianz Group companies.

     The following relates to material business relationships with associated enterprises and enterprises in which the Allianz Group holds or held an ownership interest of between 10% and 20%, or to enterprises which held such an ownership interest in Allianz AG and transactions with associated natural persons which require disclosure.

     These business relationships are stated as of December 31, 2003 unless otherwise indicated.

MUNCHENER RUCKVERSICHERUNGS-GESELLSCHAFT AG IN MUNICH (MUNICH RE)

     At the beginning of fiscal year 2003 the ownership interest of Allianz Group in Munich Re's share capital was above 20%. The ownership interest was reduced in the course of the first quarter 2003 to below 20%. As a result, Munich Re was as of that time no longer an associated company of the Allianz Group. During the course of fiscal 2003 Allianz Group further reduced its ownership interest in Munch Re and as of December 31, 2003 held only approximately 12.4% of Munich Re's share capital. On March 2, 2004 a further reduction of ownership interest occurred as a result of the exchange of the MILES-bond in Munich Re shares so that Allianz Group's ownership interest in Munich Re's share capital was reduced to 9.4%. Pursuant to German insurance group solvency rules, Allianz's interest in Munich Re is no longer considered as a participation.

     Munich Re has also reduced its ownership interest in Allianz AG during 2003 and as of December 31, 2003 Munich Re held 12.2% of Allianz AG's share capital. Taking into account the treasury shares held by Allianz Group as of this date this corresponds to an ownership percentage of 12.8%.

     The relationship between Allianz AG and Munich Re was set forth in the so-called Principles of Cooperation of May 2000. After several transactions during 2001 and 2002, including the reduction of mutual participation in each other and the mutual participations in other insurance companies, this contract became irrelevant and was formally canceled with effect from December 31, 2003. Also mutual board interlocks had been terminated. Certain reinsurance relationships between both enterprises will continue. Furthermore, a continuing quota share agreement provides that Munich Re shall provide reinsurance for 10.5% of the gross self-retention of the insurance business of the companies of Allianz's German Property-Casualty Group via Allianz AG. According to an agreement dated December 2001 the mutually ceded reinsurance volume is to be adjusted on a step-by-step basis by 2008. The reinsurance relationship between Munich Re and Allianz Leben will also continue on the basis of the old agreements until 2010.

     In addition, a variety of reinsurance and retrocession agreements exists between specific subsidiaries of the Allianz Group and Munich Re which determine, which insurance business the Munich Re Group or the Allianz Group will receive. The conditions of those reinsurance arrangements between the Groups are subject to arms-length, third party terms.

     The Allianz Group written premiums that were ceded to or assumed from companies of the Munich Re Group are shown in the following table:

                                                              2003    2002    2001
                                                              -----   -----   -----
                                                              E(MN)   E(MN)   E(MN)
Ceded premiums..............................................  2,250   2,300   2,400
Assumed premiums............................................    650     600     850

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     Of the Allianz Group's total third-party reinsurance premiums ceded, approximately 33.9%, 31.3% and 30.6% were ceded to the Munich Re Group in 2003, 2002 and 2001, respectively. These amounts represented approximately 3.7%, 3.8% and 4.1% of the Allianz Group's gross premiums written in 2003, 2002 and 2001, respectively. During 2001, Munich Re, as principal reinsurer of Allianz AG, assumed substantial claims received by companies of the Allianz Group arising from the terrorist attack of September 11, 2001 in accordance with the foregoing contractual agreements. As of December 31, 2003, E8,990 million (2002: E8,900 million) of the E25,061 (2002: E28,420 million) ceded to reinsurers from insurance reserves were due from Munich Re.

TERROR RISK INSURANCE COMPANIES

     In the aftermath of the terrorist attack of September 11, 2001, terror risk insurance companies were founded in Germany and Luxembourg to address the existing shortage of direct insurance and reinsurance coverage for major risks in the international markets. The shareholders of these companies are a number of direct insurers and reinsurers, including companies of the Allianz Group. At December 31, 2003, Allianz Versicherungs-AG held a 16% interest in Deutsche EXTREMUS Versicherungs-AG (EXTREMUS). EXTREMUS was registered on October 22, 2002, and had equity capital of E57 million. At December 31, 2002, Munich Re held a 16% interest in EXTREMUS. On the basis of the E10 billion state guarantee granted by the Federal Republic of Germany, EXTREMUS is able to provide excess coverage of up to E13 billion for terror risks encountered in Germany. At December 31, 2003, Allianz AG also held an 18.2% interest in Special Risk Insurance and Reinsurance Luxembourg S.A. (SRIR). SRIR was registered on April 4, 2002, and has an equity capital of E289 million at December 31, 2003.

LOANS TO MEMBERS OF THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

     In the normal course of business, and subject to applicable legal restrictions, members of the Board of Management and the Supervisory Board may be granted loans by Dresdner Bank AG and other Allianz Group companies. Such loans are subject to the usual conditions in the industry. No additional loans were granted in 2003 and 2002. On December 31, 2003, loans to board members granted in previous years by subsidiaries of Allianz AG amounted to E0.086 million (2002: E0.5 million).

PUBLICATION AND NOTIFICATION OF SECURITIES' TRANSACTIONS AS REQUIRED BY SEC. 15 A WPHG -- SECURITIES TRADING LAW (INDICATIONS ACCORDING TO SECTION 6.6 OF THE GERMAN CORPORATE GOVERNANCE CODE)

     Transactions in Allianz securities for which publication is required by sec. 15 a WpHG were notified during fiscal 2003 by 2 members of the Supervisory Board of Allianz AG. The members concerned were Mr. Jurgen Dormann who acquired 1,000 shares of the company for a price of E49.40 per share on March 31, 2003, and Dr. Wulf Bernotat, who sold 600 Eurex calls on shares of the company for a base price of E65 per unit on July 18, 2003.

(43) CONTINGENT LIABILITIES AND OTHER FINANCIAL

LEGAL PROCEEDINGS COMMITMENTS

GENERAL

     Allianz Group companies are involved in legal, regulatory and arbitration proceedings in Germany and a number of foreign jurisdictions, including the United States, involving claims by and against them, which arise in the ordinary course of their businesses, including in connection with their activities as insurance, banking and asset management companies, employers, investors and taxpayers. It is not feasible to predict or determine the ultimate outcome of the pending or threatened proceedings. Management does not believe that

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

the outcome of these proceedings, including those discussed below, will have a material adverse effects on the financial position or results of operations of Allianz Group, after consideration of any applicable reserves.

LITIGATION

     In May 2001, a consolidated class action complaint seeking class action status, In re Deutsche Telekom Securities Litigation, was brought against Dresdner Bank AG and other defendants in the United States District Court for the Southern District of New York by purported purchasers of Deutsche Telekom American Depositary Shares (ADSs). The securities were issued pursuant to a registration statement filed with the SEC on May 22, 2000 and pursuant to a prospectus dated June 17, 2000. Dresdner Bank AG, which was one of the underwriting syndicate's joint global coordinators, was one of the named defendants. The complaint alleges that the offering prospectus contained material misrepresentations and/or omissions relating to Deutsche Telekom. In October 2002, the court granted the plaintiffs' motion for class certification. The action seeks rescission of the sales and damages in an as yet unspecified amount. Management of Dresdner Bank AG believes the complaint against Dresdner Bank AG is without merit.

     In July 2002, the German Federal Cartel Office (Bundeskartellamt) commenced an investigation against several property-casualty insurance companies in Germany, in connection with alleged coordinated behavior to achieve premium increases for the commercial and industrial property and liability insurance business and submitted written charges to several insurance companies, among them Allianz Versicherungs-AG, on July 19, 2003. Allianz Versicherungs-AG commented in writing on the charge. A decision of the German Federal Cartel Office is still outstanding.

     In December 2001 the European Commission commenced an investigation involving several insurance companies operating in London, including a subsidiary of Allianz AG, in connection with alleged anticompetitive behavior related to aviation war risk insurance in the London market. It is currently not possible to predict the outcome of this proceeding.

     On November 5, 2001, a lawsuit, Silverstein v. Swiss Re International Business Insurance Company Ltd., was filed in the United States District Court for the Southern District of New York against certain insurers and reinsurers, including a subsidiary of Allianz AG which is now named Allianz Global Risks U.S. Insurance Company. The complaint seeks a determination that the terrorist attack of September 11, 2001 on the World Trade Center constituted two separate occurrences under the alleged terms of various coverages. Allianz Global Risks U.S. Insurance Company has also filed suit against Silverstein on January 2, 2002, in connection with the coverage issues arising from the September 11, 2001 attack on the World Trade Center. This suit and other related suits have been consolidated for discovery and other purposes. On January 30, 2003, the court rejected a motion for assessment by Allianz Global Risks U.S. Insurance Company and referred this issue to the jury. In June 2004, Allianz Global Risks U.S. Insurance Company filed again a motion for a summary judgment. Based on the policy wording of the respective insurance contract, management believes that Silverstein's claims will not succeed as far as they are based on the theory of two occurrences. In connection with the terrorist attack of September 11, 2001 Allianz Group recorded net claims expense of approximately E1.5 billion in 2001 for the Allianz Group on the basis of one occurrence. In the event that liability is premised under a two occurrence theory, Allianz AG estimates that the Allianz Group may have an additional net exposure of approximately E80 million.

     On December 19, 2002, the insolvency administrator of KirchMedia GmbH & Co. KGaA (KirchMedia) made a formal demand on Dresdner Bank AG to compensate the insolvency assets (Insolvenzmasse) of KirchMedia for the loss of a 25% shareholding in the Spanish television group Telecinco. This shareholding had been pledged by subsidiaries of KirchMedia to Dresdner Bank AG as collateral for a loan of E500 million from Dresdner Bank to KirchMedia's holding company, TaurusHolding GmbH & Co. KG (or TaurusHolding). Following TaurusHolding's default on the loan in April 2002 and insolvency in June 2002,

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

Dresdner Bank AG enforced its security interest and acquired through a subsidiary the Telecinco shareholding in a forced auction sale. The insolvency administrator contends that the pledge was created under circumstances that cause it to be invalid or void and may initiate legal action against Dresdner Bank AG. The management of Dresdner Bank AG believes that there is no valid basis for the insolvency administrator's demand. At the end of June 2004, the 25% shareholding in Telecinco was placed within Telecinco's initial public offering.

     On May 24, 2002, pursuant to a statutory squeeze-out procedure, the general meeting of Dresdner Bank AG resolved to transfer shares from its minority shareholders to Allianz AG as principal shareholder in return for payment of a cash settlement amounting to E51.50 per share. The amount of the cash settlement was established by Allianz AG on the basis of an expert opinion, and its adequacy was confirmed by a court-appointed auditor. Some of the former minority shareholders applied for a court review of the appropriate amount of the cash settlement in a mediation procedure (Spruchverfahren), which is pending with the district court (Landgericht) of Frankfurt. Management believes, that a claim to increase the cash settlement does not exist. In the event that the court were to determine a higher amount as an appropriate cash settlement, this would affect all approximately 16 million shares which were transferred to Allianz AG.

     On May 6, 2004, the U.S. Securities and Exchange Commission (SEC) filed civil fraud charges in U.S. federal court against PEA Capital LLC, PA Fund Management LLC, PA Distributors LLC, all subsidiaries of Allianz Dresdner Asset Management of America L.P. (ADAM of America), and certain officers concerning alleged tolerance of market timing. Market timing is the repeated buying and selling of fund shares to benefit from market movements and as such is generally not illegal, unless it violates the limitations set out in the respective fund prospectuses. The suit alleges violations of the U.S. anti-fraud rules and seeks injunctive and monetary relief. Negotiations with the SEC continue and in that connection certain ADAM of America subsidiaries have responded to an inquiry from the SEC concerning the status of the New Jersey consent order (described below) under a law that bars from the investment advisory business any entities (and affiliates) that are enjoined from securities law violations. Certain ADAM of America subsidiaries have entered into the above mentioned consent order with the Attorney General of the State of New Jersey settling a similar suit brought in New Jersey state court. Pacific Investment Management Company LLC was dismissed from that proceeding and so was not a party to that order. Since February 2004, ADAM of America and many of its U.S. subsidiaries have also been named as defendants in multiple civil U.S. lawsuits commenced as putative class actions. Some of these lawsuits relate generally to the same facts that are the subject of the regulatory proceedings discussed above and some relate to the utilization of fund portfolio securities commissions for distribution of fund shares. The outcome of these proceedings cannot be predicted at this stage.

COMMITMENTS, GUARANTEES AND OTHER CONTINGENCIES

Commitments

     The Allianz Group engages in various lending and underwriting related commitments to meet the financing needs of its customers.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The following table represents the amounts at risk should customers draw fully on all facilities and then default, excluding the effect of any collateral. Since the majority of these commitments may expire without being drawn upon, the amounts shown may not be representative of actual liquidity requirements for such commitments:

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Underwriting commitments....................................      --        7
Irrevocable loan commitments................................
  Advances..................................................  25,595   31,321
  Stand-by facilities.......................................   7,909   11,567
  Guarantee credits.........................................   2,817    2,942
  Discount credits..........................................      40       75
  Mortgage loans/public-sector loans........................     229      307
                                                              ------   ------
Total other commitments.....................................  36,590   46,219
                                                              ======   ======

     Other principal commitments the Allianz Group has entered into include the following:

     On December 31, 2003, commitments to pay-up shares, bonds and other capital interests totaled E76 million (2002: E85 million); secondary liabilities under sec.24 of the German Limited Liability Companies Act (GmbH-Gesetz) were E16 million (2002: E16 million), and obligations arising from hire, rental and leasing agreements existed in an aggregate amount of E2,845 million (2002 E2,920 million).

     For Allianz of America Inc., Wilmington, Allianz AG posted a surety declaration for obligations in connection with the acquisition of PIMCO Advisers L.P. (PIMCO). The Allianz Group had originally acquired a 69.5% interest in PIMCO, whereby minority interestholders had the option of putting their share to Allianz of America, Inc. On December 31, 2003, the remaining interest of Pacific Life (the minority interest holder) in PIMCO was 15.0%, and a corresponding commitment to Pacific Life amounted to USD 1,009 million on December 31, 2003.

     In December 2002, Protektor Lebensversicherungs-AG (Protektor) was founded. Protektor is a life insurance company whose role is to protect policyholders of all German life insurers. Protektor intervenes in cases where other attempts to prevent insolvency of a German life insurer have failed. In such cases, Protektor takes over the contract portfolios of the respective company, managing and consolidating them with the goal of subsequently selling these portfolios. All German life insurance companies are obliged to be shareholders of Protektor and thus to finance its capital. This obligation is limited to one percent of the shareholders' own capital investments as of December 31, 2001. In addition, no shareholder of Protektor may hold more than 10 percent of the capital of Protektor. Therefore, the obligation to finance Protektor is limited for each shareholder to a maximum of ten percent of E5,230 million. The latter amount will be subject to review in 2007. Therefore, Allianz Lebensversicherungs-AG's maximum obligation to Protektor is E523 million in the aggregate. During 2003, Protektor intervened in one case in which Allianz Lebensversicherungs-AG was required to contribute E24 million. Consequently, Allianz Lebensversicherungs-AG's outstanding commitment to Protektor was E499 million at December 31, 2003. Currently, a reform of the German Insurance Supervision Act (Versicherungsaufsichtsgesetz) is under discussion to implement a mandatory insurance guarantee scheme (Sicherungsfonds). The outcome of this legislative initiative and its impact on Protektor is currently unclear.

     Various Allianz Group companies have made commitments to invest in private equity funds totaling E750 million as of December 31, 2003.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The Allianz Group occupies leased space in many locations under various long-term operating leases and has entered into various operating leases covering the long-term use of data processing equipment and other office items. Rental expense for 2003 was E296 million (2002: E185 million and 2001: E180 million).

     As of December 31, 2003, the future minimum lease payments under non-cancelable operating leases were as follows:

                                                              E(MN)
                                                              -----
2004........................................................    270
2005........................................................    224
2006........................................................    194
2007........................................................    164
Thereafter..................................................  1,209
                                                              -----
  Total.....................................................  2,061
Less: Subleases.............................................     39
                                                              -----
     Total, net.............................................  2,022
                                                              =====

     In the context of the "Silver Tower" asset-backed program of the Dresdner Bank Group, in which third-party receivables and receivables of the Dresdner Bank Group are securitized, and which is refinanced by commercial paper, Dresdner Bank Group has granted short-term credit lines in the amount of E9.4 billion in the event that a refinancing through commercial paper is not possible. As of December 31, 2003, E1.3 billion of such credit lines had been used for refinancing instead of the placement of commercial paper. The risk exists that the Dresdner Bank Group would be required to use its own credit lines by up to further E8.1 billion, which would accordingly raise its regulatory risk-weighted assets.

Guarantees

     The following table represents the maximum contractual monetary amounts of the guarantee contracts of the Allianz Group as of December 31, 2003:

GUARANTEE INSTRUMENTS(1)                                      2003(1)    2002
------------------------                                      -------   ------
                                                              (E IN MILLIONS)
Credit guarantees...........................................   1,476     1,878
Other guarantees and warranties(2)..........................  16,223    16,234
Letters of credit...........................................   1,583     2,092
Of which:
  Letters of credit opened..................................    (919)   (1,107)
  Letters of credit confirmed...............................    (664)     (985)
Liability on collateral pledged for third-party
  liabilities...............................................       8        --
Other.......................................................      63       386
                                                              ------    ------
                                                              19,353    20,590
                                                              ======    ======

---------------

(1) The table above does not include market value guarantees, indemnification contracts, and credit derivatives of E2,971 million, E478 million, and E42,680 million, respectively, as of December 31, 2003, which are discussed separately below.

(2) Other guarantees and warranties for 2003 is presented exclusive of provisions for contingent liabilities of E269 million which is included in other accrued liabilities.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The majority of the Allianz Group's credit guarantees, other guarantees and warranties, and letters of credit are issued to customers through the normal course of the Allianz Group's banking operations in return for fee and commission income, which is generally determined based on rates subject to the nominal amount of the guarantees and inherent credit risks. Once a guarantee has been drawn upon, any amount paid by the Allianz Group to third-parties is treated as a loan to the customer, and is, therefore, principally subject to collateral pledged by the customer as specified in the agreement.

     In addition to those stated in the table above, there exist guarantees of the Allianz Group's credit insurance companies with a volume of E9,582 million as of December 31, 2003 (2002: 9,621 million).

     Other principal guarantees that the Allianz Group has entered into as of December 31, 2003 include:

     Market value guarantees

     Market value guarantees represent assurances given to customers of certain mutual funds and fund management agreements, under which initial investment values and/or minimum market performance of such investments are guaranteed at levels as defined under the relevant agreements. The obligation to perform under a market value guarantee is triggered when the market value of such investments do not meet the guaranteed targets at pre-defined dates.

     The Allianz Group's asset management operations, in their ordinary course of business, issue market value guarantees in connection with investment trust accounts and mutual funds they manage. The levels of market value guarantees, as well as the maturity dates, differ based on the separate governing agreements of the respective investment trust accounts and mutual funds. At December 31, 2003, the maximum potential amount of future payments of the market value guarantees was E2,366 million, which represents the total value guaranteed under the respective agreements including the obligation that would have been due had the investments matured on that date. The current value of the investment trust accounts and mutual funds related to these guarantees as of December 31, 2003, was E2,464 million.

     The Allianz Group's banking operations in France, in their ordinary course of business, issue market value and performance-at-maturity guarantees in connection with mutual funds offered by the Allianz Group's asset management operations in France. The levels of market value and performance-at-maturity guarantees, as well as the maturity dates, differ based on the underlying agreements. In most cases, the same mutual fund offers both a market value guarantee and a performance-at-maturity guarantee. Additionally, the performance-at-maturity guarantees are generally linked to the performance of an equity index or group of equity indexes. At December 31, 2003, the maximum potential amount of future payments of the market value and performance-at-maturity guarantees was E605 million, which represents the total value guaranteed under the respective agreements. The current value of the mutual funds related to the market guarantees as of December 31, 2003, was approximately E391 million. Such funds generally have a duration of five to eight years.

     Indemnification contracts

     Indemnification contracts are executed by the Allianz Group with various counterparties under existing service, lease or acquisition transactions. Such contracts may also be used to indemnify counterparties under various contingencies, such as changes in laws and regulations or litigation claims.

     In connection with the sale of one of the Allianz Group's former private equity investments, certain Allianz Group companies provided an indemnity of up to approximately E392 million to the respective buyers in the event certain contractual warranties arise. The terms of the indemnity contract extend until 2009 and covers ordinary contractual warranties, environmental costs and any potential tax liabilities the entity incurred while maintained as an investment by the Allianz Group.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     Additionally, there also exist indemnity contracts issued by the Allianz Group in relation to the sale of certain other businesses in favor of the buyers with an aggregate total maximum amount of approximately E86 million for all such disposed businesses.

     Credit derivatives

     Credit derivatives consist of written credit default swaps, which require payment by the Allianz Group in the event of default of debt obligations, as well as written total return swaps, under which the Allianz Group guarantees the performance of the underlying assets. The notional principal amounts and market values of the Allianz Group's credit derivative positions as of December 31, 2003 are provided in Note 40.

Other contingencies

     Liquiditats-Konsortialbank GmbH (LIKO) is a bank founded in 1974 in order to provide funding for German banks which experience liquidity problems. The shares in LIKO are 30% owned by Deutsche Bundesbank, while the remaining shares are being held by other German banks and banking associations. The shareholders have provided capital of E200 million to fund LIKO; Dresdner Bank AG's participation is E12.1 million. Dresdner Bank AG is contingently liable to pay future assessments to LIKO up to E60.5 million. In addition, under clause sec.5
(4) of the Articles of Association of LIKO, Dresdner Bank AG is committed to a secondary liability, which arises if other shareholders do not fulfill their commitments to pay their respective future assessments. In all cases of secondary liability, the financial status of the other shareholders involved is sound.

     Dresdner Bank AG is a member of the German banks' Joint Fund for Securing Customer Deposits (Joint Fund), which covers liabilities to each respective creditor up to specified amounts. As a member of the Joint Fund, which is itself a shareholder in LIKO, Dresdner Bank AG is liable with the other members of the Joint Fund for additional capital contributions, with the maximum being the amount of Dresdner Bank AG's annual contribution. In 2003, the Joint Fund did not levy a contribution (2002 and 2001: no contribution). Under section 5 (10) of the Statutes of the Joint Fund for Securing Customer Deposits, the Allianz Group has undertaken to indemnify the Federal Association of German Banks (Bundesverband deutscher Banken e.V.) for any losses it may incur by reason of measures taken on behalf of any bank in which the Allianz Group owns a majority interest.

     Dresdner Bank AG has unlimited liability with respect to its interest in Bankhaus Reuschel & Co. due to the legal form in which this enterprise is organized. The financial status of the other partners involved is sound.

     During the course of the purchase of Nicholas-Applegate, San Diego, an agreement was reached whereby part of the purchase price would become due in 2005 and would depend on the income growth of Nicholas-Applegate:

     - if average income growth during this period is at least 25%, this purchase price component will be USD 1.09 billion, with bonus payments of USD 150 million;

     - if average income growth is between 10% and 25%, payments will be scaled down;

     - if average income growth is below 10%, no payments will be made.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

(44) OTHER INFORMATION

EMPLOYEE INFORMATION

     At the end of 2003, the Allianz Group employed a total of 173,750 people (2002: 181,651 and 2001: 179,946). Of those people, 82,245 (2002: 86,768 and
2001: 87,589) were employed in Germany and 91,505 (2002: 94,883 and 2001:
92,357) abroad. The number of employees undergoing training decreased by 1,525 in 2003 to 6,063.

     Personnel expenses for the years ended December 31, are as follows:

                                                               2003     2002    2001
                                                              ------   ------   -----
                                                              E(MN)    E(MN)    E(MN)
Salaries and wages..........................................   8,832    9,664   6,819
Social security contributions and employee assistance.......   1,548    1,532   1,208
Expenses for pensions and other post-retirement benefits....     634      811     405
                                                              ------   ------   -----
  Total.....................................................  11,014   12,007   8,432
                                                              ======   ======   =====

EARNINGS PER SHARE

     Basic earnings per share is computed by dividing the Allianz Group's consolidated net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the effect of potentially dilutive securities. As of December 2003, 1,175,554 "profit participation certificates" issued by Allianz AG were outstanding which can potentially be converted to 1,469,443 Allianz shares (on a weighted basis:
1,271,446 Allianz shares) and therefore have a dilutive effect.

     The Allianz Group's Restricted Stock Units were not included in the presentation of Diluted Earnings per share, as they are antidilutive, i.e. lead to an increase in earnings per share.

     The reconciliation of basic and dilutive earnings per share for the years ended December 31, is as follows:

                                                   2003          2002          2001
                                                -----------   -----------   -----------
Numerator for basic earnings per share (net
  income).....................................        1,890        (1,496)        1,585
  Effect of dilutive securities...............            3            --            --
Numerator for diluted earnings per share (net
  income after assumed conversion)............        1,893        (1,496)        1,585
Denominator for basic earnings per share
  (weighted-average shares) -- not including
  shares held by own company..................  338,201,031   276,854,382   277,763,292
  Potential dilutive securities...............    1,585,044            --            --
                                                -----------   -----------   -----------
Denominator for diluted earnings per share
  (adjusted weighted-average after assumed
  conversion).................................  339,786,075   276,854,382   277,763,292
Number of shares (not including shares held by
  the company)................................  366,472,698   242,977,214   241,189,535
Basic Earnings per share......................         5.59         (5.40)         5.71
Diluted Earnings per share....................         5.57         (5.40)         5.71

     The weighted average number of shares does not include 18,766,949 (2002:
23,658,308 and 2001: 11,073,783) shares held by the Allianz Group.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

(45) STOCK COMPENSATION PLANS

STOCK RELATED REMUNERATION

     The Allianz Group applies the fair value recognition provisions of SFAS 123 in accounting for its stock related remuneration plans. Refer to Note 4 for further discussion of the Allianz Group's accounting and valuation policies.

STOCK PURCHASE PLANS FOR EMPLOYEES

     Shares in Allianz AG are offered to qualified employees in Germany and abroad within pre-defined timeframes at favorable conditions. In order to be qualified, employees must have been employed in continuous service, or had a position as an apprentice, for a period of six months prior to the share offer and notice of termination of employment must not have been served. Share purchase plans also include restrictions relating to the amount that the employee can invest in purchasing shares. All participating enterprises in Germany and abroad impose restrictions on the disposal of shares, though the length of time varies from a minimum of one year to a maximum of five years, depending on the country involved. The shares are freely disposable after the expiration of the minimum holding period. The number of shares sold to employees under these plans was 944,625 in 2003 (2002: 136,222 and 2001: 361,235). The
difference between the exercise price and market price of Allianz shares of E16 million in 2003 (2002: E5 million and 2001: E27 million) was reported as part of compensation expense.

ALLIANZ GROUP EQUITY INCENTIVES PLANS

     Allianz Group Equity Incentives (GEI) plans support the orientation of senior management, and in particular the Board of Management, toward the long-term increase of the value of the Allianz Group.

     In 1999, Allianz AG introduced Stock Appreciation Rights (SARs) through which part of total remuneration is directly tied to the development of the Allianz AG share price. In 2003, Restricted Stock Units (RSUs) with a 5-year vesting period were issued for the first time. The relative volume of SARs issued in 2003 was reduced accordingly.

     Allianz Group senior management worldwide is entitled to participate in these GEI plans. In fiscal 2003, more than 550 senior managers in 28 countries and 74 companies received a corresponding offer.

     Awards were granted by the respective companies in accordance with uniform Allianz Group-wide conditions. The grant price for SARs and RSUs applicable for the award is calculated on the basis of the average daily closing Allianz AG share price in Xetra trading on the ten trading days following the Annual General Meeting of Allianz AG. The grant price for 2003 was E65.91 per share.

     The number of SARs and RSUs offered is set individually for each participant and is determined on the basis of the grant price, the economic development of the value of Allianz AG and the respective responsible company in accordance with the Economic Value Added (EVA) concept, a capital-cost based target performance of the Allianz AG share and individual elements such as fixed remuneration and performance.

     The volume of the rights granted, and thus the potential gain for the participant depends essentially on economic performance.

     Of the GEI plans, half of the value determined at the grant date is allocated to SAR and RSU, respectively. Depending on the different values calculated per SARs and RSUs at the grant date, participants in the plan receive a different number of SARs and RSUs.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     In 2003, the following number of SARs and RSUs were granted to senior managers of the Allianz Group worldwide:

                                                                 UNITS
                                                               ---------
SARs........................................................   1,508,209
                                                               ---------
RSUs........................................................     542,141
                                                               ---------

STOCK APPRECIATION RIGHTS PLANS (SARS PLAN)

     Following a two-year vesting period, the SARs may be exercised at any time between the 2nd and the 7th anniversary of the effective date of the relevant plan, provided that

     - during their contractual term, the price of Allianz AG shares has outperformed the Dow Jones Europe STOXX Price Index (600) at least once for a period of five consecutive stock exchange days; and

     - the Allianz AG share price outperforms the reference price by at least 20.0% at the time when the rights are exercised. The reference price for the 2003 SAR plan award (E65.91) is the average closing price of Allianz AG shares for the first ten trading days after April 29, 2003, the date of the Annual General Meeting 2003.

     Under the conditions of the SAR plans, Allianz Group companies are obligated to pay, in cash, the difference between the stock market price of Allianz AG shares on the day the rights are exercised and the reference price, as specified in the respective plan. The maximum difference is capped at 150% of the reference price. Upon exercise of the SARs, payment is made in the relevant local currency by the Allianz Group company granting the SARs. SARs not exercised by the last day of a plan will be exercised automatically where the necessary conditions have been met. Where these conditions have not been met or a plan participant ceases to be employed, the plan participant's SARs are forfeited.

     SAR plan awards granted and forfeited as of December 31, 2003:

                                                 VESTING   REFERENCE
                                                 PERIOD      PRICE       SARS        SARS
GRANT DATE                                        YEARS        E        GRANTED    FORFEITED
----------                                       -------   ---------   ---------   ---------
April 1999.....................................     2       264.23       294,341    13,405
April 2000.....................................     2       332.10       303,169    41,095
April 2001.....................................     2       322.14       445,462    38,831
April 2002.....................................     2       239.80       681,778    76,177
May 2003.......................................     2        65.91     1,508,209     1,778

     The fair value as of the grant date of the SARs granted in 2003 was E41 million (2002: E69 million and 2001: E31 million) based on standard option valuation methods (Black-Scholes or Binomial Method).

     No rights were exercised for any SARs plan grant as of December 31, 2003. As of year end 2003, none of the awards currently exercisable have met the second condition defined above (20% increase of the share price). As of December 31, 2003, a total of 3,061,673 (2002: 1,507,414 and 2001: 825,979) SARs were outstanding under SAR award grants.

     The total compensation expense related to the SAR plan is calculated as the amount by which the quoted Allianz AG share price exceeds the SAR reference price. The total compensation expense is remeasured at each reporting period based on changes in the Allianz AG share price and is accrued over the two-year vesting period. As of December 31, 2003 the total compensation expense related to the 3,061,673 outstanding SARs was E54 million. Taking into account the expired portion of the vesting period, a reserve of E18 million

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

was established on December 31, 2003, and reported under the heading other accrued liabilities, with a corresponding E18 million of expense recognized in 2003. No liability or expense was recorded in 2001 and 2002, as the Allianz AG share price did not exceed the reference price of outstanding SARs at that time.

     The Allianz Group has entered into call options on Allianz AG stock to hedge its future obligations under the SAR plans.

RESTRICTED STOCK UNITS PLAN (RSUS PLAN)

     In 2003, the Allianz Group established a Restricted Stock Unit (RSU) incentive compensation plan. The RSU plan is designed to increase corporate value and to align shareholders' and managements' interests by linking the remuneration of key personnel to the performance of Allianz AG's share price. As of December 31, 2003, there was one RSU award authorized, the 2003 award grant.

     Under this plan, 542,141 RSUs have been granted to senior management as of May 13, 2003, 541,394 of which remain outstanding as of December 31, 2003. The Allianz Group will exercise these rights uniformly for all plan participants on the first stock exchange day that succeeds the five-year vesting period. At the date of exercise, the Allianz Group can choose to settle the plan by:

     - Cash payment to the grantees in the amount of the average closing price of Allianz AG's share in the ten trading days preceding the end of the vesting period, or by

     - issuing one Allianz AG share, or other equivalent equity instruments(s), per RSU to the beneficiaries.

     The fair value as of the grant date of the 542,141 RSUs granted in 2003 was E36 million based on the Allianz AG share price.

     The total compensation expense related to the RSU plan is calculated as the amount of the quoted Allianz AG share price and is remeasured at each reporting period based on changes in the Allianz AG share price and is accrued over the five-year vesting period. As of December 31, 2003, the total compensation expense related to the 541,394 outstanding RSUs was E55 million. Taking into account the expired portion of the vesting period, a reserve of E6 million was established on December 31, 2003, and reported under the heading other accrued liabilities, with a corresponding E6 million of expense recognized in 2003.

SHARE OPTION AND SHAREHOLDING PLANS OF ALLIANZ GROUP SUBSIDIARIES

PIMCO LLC CLASS B UNIT PURCHASE PLAN

     When acquiring PIMCO Advisors L.P. (subsequently renamed ADAM LP) in 2000, Allianz AG caused ADAM LP to enter into a Class B Purchase Plan (the "Plan") for the benefit of members of the management of Pacific Investment Management Company LLC (PIMCO LLC). Under the Plan, participants acquire Class B equity units annually through 2004 for a total of 150,000 units. The holders of the Class B units have rights to a 15% priority claim on the adjusted operating profits of PIMCO LLC.

     Units issued under the Plan vest over three to five years and are subject to repurchase by ADAM LP upon death, disability or termination of the participant. In addition, beginning in 2005, ADAM LP will have the right to repurchase, and the participants will have the right to cause ADAM LP to repurchase, a portion of the vested Class B units each year. The repurchase price will be based upon the then determined value of the Class B units being repurchased.

     In 2003, plan participants acquired 35,375 (2002: 30,000 and 2001: 30,000)
Class B units (5,375 of which were units being re-sold after having been forfeited in 2002 by a participant upon termination of employment). In accordance with the provisions of SFAS 123, the value of the units issued in 2003 as of the grant date was determined by the Allianz Group to be E235 million (2002: E178 million and 2001:

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

E137 million). The total number of Class B units held by plan participants as of year end 2003 is 120,000. A compensation expense of E172 million was recognized in 2003 (2002: E95 million and 2001: E59 million) related to the Plan.

AGF GROUP STOCK OPTION PLAN

     The AGF Group has awarded stock purchase options on AGF shares to eligible AGF Group executives and managers of subsidiaries, as well as to certain employees, whose performance justified grants. The primary objective of the stock option plan is to encourage the retention of key personnel of AGF Group and to link their compensation to the performance of AGF Group. These options are independent of the remuneration plans of the Allianz Group.

     AGF Group stock options granted, exercised and expired/forfeited as of December 31, 2003:

                                                                                 OPTIONS
                                              VESTING    OPTIONS     OPTIONS    EXPIRED/
DATE GRANTED                                  PERIOD     GRANTED    EXERCISED   FORFEITED
------------                                  -------   ---------   ---------   ---------
December 1994 and February 1996.............  2 years   1,218,855   1,069,729    127,594
December 1996...............................  2 years     798,993     537,318    115,146
September 1997, October 1998 and October
  1999......................................  5 years   2,748,213     699,279    178,973
October 2000................................  2 years   1,020,240       3,000     83,132
October 2001................................  2 years   1,043,317          --     64,288
September 2002..............................  2 years     850,000       1,220         --
September 2003..............................   1 year   1,118,250          --         --

     All of the options granted have an exercise price of at least 85% of the market price on the day of grant. The maximum term for these options is eight years. The following table provides the weighted-average fair value of options granted as of the grant date and the assumptions used in calculating their fair value by application of the Black-Scholes option pricing model.

                                                              2003    2002    2001
                                                              -----   -----   -----
Weighted-average fair value of options granted (E)..........  12.04    4.93   13.90
Weighted-average assumptions:
  Risk free interest rate (%)...............................    4.0     4.4     4.8
  Expected volatility (%)...................................   30.0    30.0    20.0
  Dividend yield (%)........................................    2.5     4.0     3.7

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     AGF Group stock option activity during the periods indicated was as follows:

                                                                             WEIGHTED-
                                                              NUMBER OF       AVERAGE
                                                              AGF SHARES   EXERCISE PRICE
                                                              ----------   --------------
                                                                                (E)
Balance as of December 31, 2001.............................  5,137,468        45.07
                                                              =========
  Granted...................................................    850,000        33.66
  Exercised.................................................   (775,818)       31.34
  Forfeited/expired.........................................   (321,996)       46.85
                                                              ---------
Balance as of December 31, 2002.............................  4,889,654        45.15
                                                              =========
  Granted...................................................  1,118,250        42.64
  Exercised.................................................    (81,028)       23.34
  Forfeited.................................................     (8,687)       23.39
                                                              ---------
Balance as of December 31, 2003.............................  5,918,189        44.31
                                                              =========

     The following table summarizes information about AGF Group stock options outstanding and exercisable as of December 31, 2003:

                                       OPTIONS OUTSTANDING
                         ------------------------------------------------        OPTIONS EXERCISABLE
                                                WEIGHTED-                   -----------------------------
                            AGF OPTIONS          AVERAGE        WEIGHTED-      AGF OPTIONS      WEIGHTED-
                         OUTSTANDING AS OF      REMAINING        AVERAGE    EXERCISABLE AS OF    AVERAGE
                           DECEMBER 31,      CONTRACTUAL LIFE   EXERCISE      DECEMBER 31,      EXERCISE
RANGE OF EXERCISE PRICE        2003               YEARS           PRICE           2003            PRICE
-----------------------  -----------------   ----------------   ---------   -----------------   ---------
           E                                                        E                               E
20.00-29.99...........         168,061             0.8            23.32           168,061         23.32
30.00-39.99...........         892,437             6.5            33.57            43,657         31.92
40.00-49.99...........       3,923,583             3.3            44.92         1,861,521         45.20
50.00-59.99...........         934,108             4.8            55.80           934,108         55.80
                             ---------                                          ---------
  Total...............       5,918,189             5.2            44.31         3,007,347         46.92
                             =========                                          =========

     AGF Group recorded compensation expense of E15 million in 2003 related to these stock option awards.

RAS GROUP STOCK OPTION PLAN

     RAS Group, Milan has awarded eligible members of senior management with stock purchase options on RAS ordinary shares. Under these plans, options have been granted on January 31 of each of the years 2001 through 2003. Each of these award grants is subject to a vesting period of eighteen months to two years and the options expire after a period of six and one-half to seven years after the grant date.

     Options may be exercised at any time after the vesting period and before expiration, provided that

     - at the time of exercise, the RAS share price is at least 20% higher than the average share price in January of the grant year (for the 2001 award grant the hurdle is 10%), and

     - the performance of the RAS share in the year of grant beats the Milan Insurance Index (MIBINSH Index) in the same year.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     RAS Group stock options granted, exercised and expired/forfeited as of December 31, 2003:

                                                                                   OPTIONS
                                                 VESTING    OPTIONS    OPTIONS    EXPIRED/
DATE GRANTED                                     PERIOD     GRANTED   EXERCISED   FORFEITED
------------                                    ---------   -------   ---------   ---------
January 2001..................................  1.5 years   730,000      --        53,000
January 2002..................................  1.5 years   793,000      --        45,000
January 2003..................................    2 years   850,000      --        49,000

     The fair value as of the grant date of options granted in 2003 was E4.68 (2002: E5.47 and 2001: E7.92) per option. RAS Group stock option activity during the periods indicated was as follows:

                                                                             WEIGHTED-
                                                            NUMBER OF     AVERAGE EXERCISE
                                                            RAS SHARES         PRICE
                                                            ----------   ------------------
                                                                                (E)
Balance as of December 31, 2001...........................    730,000          15.35
  Granted.................................................    793,000          12.93
  Exercised...............................................         --             --
  Forfeited/expired.......................................    (23,000)         14.82
                                                            ---------
Balance as of December 31, 2002...........................  1,500,000          14.08
                                                            =========
  Granted.................................................    850,000          11.51
  Exercised...............................................         --             --
  Forfeited...............................................   (124,000)         13.05
                                                            ---------
Balance as of December 31, 2003...........................  2,226,000          13.16
                                                            =========

     The average remaining period until expiration of the 2,226,000 options still outstanding at the end of 2003 was 4.8 years. On December 31, 2003, 1,425,000 options were exercisable which had a weighted average exercise price of E14.08.

     RAS Group recorded compensation expense of E3 million in 2003 related to these stock option awards.

OTHER STOCK OPTION AND SHAREHOLDING PLANS

     The Allianz Group has other local share-based compensation plans, including stock option and employee stock purchase plans, none of which, individually or in the aggregate, are material to the consolidated financial statements. The total expense, in the aggregate, recorded for these plans in 2003 was E5 million.

COMPENSATION FOR THE BOARD OF MANAGEMENT

     Allianz AG and its affiliated enterprises paid E23 million (2002: E17 million) to the active members of the Board of Management. As of December 31, 2003, the Board of Management had eleven members (2002: eleven members). The information on compensation concerns the members of the Board of Management who were active at the end of the year, and, on a prorated basis, two members who retired from the Board during the course of the year.

     Compensation of the Board of Management includes the basic salary as a fixed component as well as an annual bonus and a medium-term three-year bonus as variable components. Other components consist of SARs and RSUs.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

                                                                 2003         2002
                                                              ----------   ----------
                                                              E THOUSAND   E THOUSAND
Fixed remuneration..........................................     7,336        7,956
Variable remuneration.......................................    15,525        9,491
                                                                ------       ------
  Total fixed and variable remuneration.....................    22,861       17,447
                                                                ======       ======
Group equity incentives (at grant date).....................     9,474        5,237

FIXED REMUNERATION

     In the reporting year, fixed remuneration of the Board of Management amounted to E7.3 million. This amount includes payment in kind and ancillary compensation amounting to E0.2 million. The percentage of fixed remuneration with respect to total fixed and variable remuneration was 32% (2002: 45%).

VARIABLE REMUNERATION

     Variable remuneration also includes allocations to the reserves for the three-year bonus amounting to E3.9 million. Whether the amounts set aside are actually paid to the Members of the Board of Management upon expiration of the three-year period, depends on whether the objectives for the entire underlying three-year period have been reached. For members of the Board of Management who retired in the course of the year, a pro-rated bonus right was set in connection with the termination of the mandate. In the reporting year, no payments for the medium-term three-year bonus were made.

ALLIANZ GROUP EQUITY INCENTIVES

     GEI plans are granted by the Allianz Group in the form of SARs and in the form of restricted stock units (RSU).

     The granting price of the GEI plans for 2003 was E65.91 (average of the daily closing rate of the Allianz AG share in Xetra trading on the ten trading days following the Annual General Meeting for fiscal 2002).

     The following table contains essential information on the current GEI plans (SARs and RSUs) of active board members:

                                                               OUTSTANDING AT   INTRINSIC VALUE AT
                                                                DECEMBER 31,       DECEMBER 31,
                                    GRANTED(1)   CHANGES(2)       2003(1)              2003
                                    ----------   -----------   --------------   ------------------
                                                                                        E
2003:
  SARs............................   172,160            --        172,160           6,127,174
  RSUs............................    72,306            --         72,306           7,339,059
2002:
  SARs............................    52,160       (12,267)        39,893                  --
2001:
  SARs............................    43,999       (14,482)        29,517                  --
2000:
  SARs............................    21,980        (5,070)        16,910                  --
1999:
  SARs............................    29,588        (9,067)        20,521                  --

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

---------------

(1) Except 2003 the figures are adjusted for the capital increase of April 15, 2003.

(2) Includes changes due to the expiration or exercise of rights and to personnel changes such as departures from or appointments to the Board of Management.

     The value of the rights granted in the reporting year was E9.5 million at the date of grant. Of this total, E4.7 million correspond to the value of the SARs granted and E4.8 million to the value of the RSUs granted. No payouts on SARs granted in previous years were made. Outstanding GEIs are valued on a quarterly basis and posted on the Allianz Group website.

PENSIONS AND SIMILAR BENEFITS

     The Allianz Group paid E1.1 million (2002: E8.7 million) to increase pension reserves and reserves for similar benefits for active members of the Board of Management. As of December 31, 2003, the pension reserves and reserves for similar benefits for the then active members of the Board of Management amounted to E21.4 million (2002: E27.9 million).

FORMER MEMBERS OF THE BOARD OF MANAGEMENT

     In 2003, pensions and other benefit payments for former members of the Board of Management amounted to E8.2 million (2002: E13 million). E4.2 million (2002: E7 million) were set aside in 2003 for compensating the claims of former members of the Board of Management. Reserves for current and future pension benefits of former members of the Board of Management and their beneficiaries amount to E39.8 million (2002: E29 million).

REMUNERATION FOR THE SUPERVISORY BOARD

     In fiscal 2003, remuneration for the Supervisory Board amounted to E2 million. This body has twenty members, ten of which are elected by the shareholders and ten by the employees.

                                                                2003       %
                                                              ---------   ---
                                                                  E
Fixed remuneration..........................................     90,667     5
Variable remuneration.......................................  1,817,667    95
                                                              ---------   ---
  Total.....................................................  1,908,334   100
                                                              =========   ===

     In connection with exercise of Supervisory Board mandates or comparable mandates in other companies of the Allianz Group, Claudia Eggert-Lehmann was paid E45,000, Peter Haimerl E45,000, Uwe Plucinski E67,500, Sultan Salam E45,000, Margit Schoffer E33,750 and Dr. Diethart Breipohl E52,000.

(46) EVENTS AFTER THE BALANCE SHEET DATE

     In December 2003, the minority shareholders of PIMCO exercised their option of offering for sale a further tranche with a volume of USD250 million. The settlement of this transaction in January 2004 has further increased the Allianz Group's interest in PIMCO. On March 31, 2004, the Allianz Group exercised its right to call USD250 million of the remaining ownership interest that is held by the former parent company of PIMCO, with payment made in April 2004.

     On January 29, 2004, the full Management Board of Dresdner Bank AG decided on a reorientation of the open-ended real estate fund GRUNDWERT-FONDS managed by DEGI GmbH (of which Dresdner Bank AG holds 94% of the nominal capital). In the course of this reorientation, Dresdner Bank AG and its subsidiaries will acquire a real estate portfolio from the fund with a total volume of E1.8 billion.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     In a contract signed October 21, 2003, the AGF Group sold its 72.15% interest in the bank Entenial to Credit Foncier for E418 million, with a resulting loss of E55 million, before tax and minority interest. The required authorization by the French supervisory authority was granted on February 4, 2004. As of this date, which also is the legal closing date, the Allianz Group deconsolidated Entenial.

     In February 2004, Allianz AG placed a subordinated bond with a total volume of E1.5 billion. The bond has an unlimited maturity and will pay a fixed coupon of 5.5% for the first ten years. Allianz AG has the right to redeem the bond after ten years. If Allianz AG does not exercise this right, the interest rate will convert to a floating rate with a step-up of 100 basis points over the initial credit spread. The issue was announced last spring within the context of the Allianz Group's capital increase and was part of a long-term plan for strengthening the capital base of Allianz AG. Standard & Poor's has assigned the bond issue a rating of "A-" and Moody's of "A2".

     Within the Dresdner Bank Group's subsidiary, Dresdner Kleinwort Wasserstein Group (DrKW), the existing deferred cash compensation plan, under the terms of which performance-oriented bonus payments awarded to an employee were, in the past, paid over a period of three years, is being replaced by a stock-based compensation plan with effect from 2004. The annual payment in stock or cash is contingent upon the employee's continued employment with DrKW. If the employee leaves DrKW during the three-year vesting period, the shares not transferred, or any cash amounts not paid, to the individual at that time will be forfeited without substitute benefits. The expenses incurred in connection with the stock-based compensation plan will be accrued on a pro-rated basis over the three year vesting period beginning in 2004.

     During February and March 2004, the Allianz Group further reduced its shareholdings in Beiersdorf AG resulting in consideration received of E954 million.

     On March 2, 2004, a further reduction of ownership interest occurred as a result of the final amortization of the MILES-bond via Munich Re shares so that Allianz Group's ownership interest in Munich Re's share capital was reduced to
9.4 %.

     At the Annual General Meeting on May 5, 2004, shareholders approved a new structure of authorized (authorized capital 2004/I and 2004/II) and conditional capital (conditional capital 2004). Details can be found in the Articles of Association of Allianz Aktiengesellschaft (Version dated June 2004) under
Article 2. The Articles of Association are filed as exhibit 1.1 as part of this annual report.

     On May 6, 2004, the Allianz Group sold its participation in Messer Griesheim Group for E623 million.

     In June 2004, Dresdner Bank Group's Institutional Restructuring Unit (IRU) sold a E142 million loan portfolio consisting of non-strategic loans to various sectors in continental Europe.

     At the end of June 2004, IRU sold its entire 25% shareholding in Spanish broadcasting company Telecinco. The shares were placed within Telecinco's initial public offering. The offer price valued the shareholding at E625 million.

     On July 5, 2004, Allianz Capital Partners GmbH, the private-equity arm of Allianz Group, purchased nursing-home operator Four Seasons Group for GBP775 million.

(47) SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ACCOUNTING PRINCIPLES USED IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

     The consolidated financial statements of the Allianz Group are presented in accordance with IFRS. IFRS differs in certain respects from US GAAP.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The following table sets forth the reconciliation to US GAAP of net income
(loss) and shareholders' equity for the years ended December 31:

                                                 NET INCOME (LOSS)       SHAREHOLDERS'
                                               ----------------------       EQUITY
                                                      RESTATED          ---------------
                                               2003     2002    2001     2003     2002
                                               -----   ------   -----   ------   ------
                                               E(MN)   E(MN)    E(MN)   E(MN)    E(MN)
Amounts reported in the consolidated
  financial statements.......................  1,890   (1,496)  1,585   28,592   21,674
                                               -----   ------   -----   ------   ------
Adjustments in respect to:
  (a) Equity method investees................     85     (621)    246      179       90
  (b) Employee benefit plans.................    (22)      99     (17)     (25)      50
  (c) Investments............................   (875)    (406)    (26)     (42)     (76)
  (d) Restructuring charges..................    (33)      --      43      (40)      --
  (e) Derivatives............................     --       --    (178)      --       --
  (f) Goodwill and other intangible assets...    906      844      44    2,761    1,779
  (g) Deferred compensation..................    (42)      45      --       44       86
  (h) Voluntary early retirement benefits....     15       --      --       32       --
Total US GAAP adjustments....................     34      (39)    112    2,909    1,929
  (i) Income taxes...........................    254      196   3,415     (679)    (772)
  (j) Minority interest in earnings..........     67       79    (866)       3        5
                                               -----   ------   -----   ------   ------
  Effect of US GAAP adjustments..............    355      236   2,661    2,233    1,163
                                               -----   ------   -----   ------   ------
Amount determined in conformity with US
  GAAP.......................................  2,245   (1,260)  4,246   30,825   22,836
                                               =====   ======   =====   ======   ======
Net (loss) income per share in accordance
  with US GAAP:
  Basic......................................   6.71    (4.79)(1) 16.30(1)
  Diluted....................................   6.70    (4.79)(1) 16.30(1)

---------------

(1) Adjusted for the capital increase in April 2003.

RESTATEMENT OF 2002 US GAAP RECONCILIATION

     See Note 2 for further information.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The impact of the restatement of the Allianz Group's consolidated IFRS net loss had the following effects on its US GAAP reconciliation for the year ended December 31, 2002. The US GAAP consolidated net loss previously reported for the year ended December 31, 2002 did not change.

                                                                         2002
                                                               ------------------------
                                                                (IN E MILLIONS, EXCEPT
                                                                   PER SHARE DATA)
IFRS NET LOSS -- AS PREVIOUSLY REPORTED.....................            (1,229)
  Net adjustment -- see Note 2 for gross breakdown..........              (267)
                                                                        ------
IFRS NET LOSS -- AS RESTATED................................            (1,496)

US GAAP RECONCILING ITEM -- INVESTMENTS -- AS PREVIOUSLY
  REPORTED..................................................              (730)
  Gross adjustment..........................................               764
  Attribution to insurance policyholder participation.......              (440)
                                                                        ------
US GAAP RECONCILING ITEM -- INVESTMENTS -- AS RESTATED......              (406)

TOTAL US GAAP ADJUSTMENTS -- AS PREVIOUSLY REPORTED.........              (363)
  Adjustment................................................               324
                                                                        ------
TOTAL US GAAP ADJUSTMENTS -- AS RESTATED....................               (39)

US GAAP INCOME TAXES -- AS PREVIOUSLY REPORTED..............               235
  Adjustment................................................               (39)
                                                                        ------
US GAAP INCOME TAXES -- AS RESTATED.........................               196

US GAAP MINORITY INTEREST -- AS PREVIOUSLY REPORTED.........                97
  Adjustment................................................               (18)
                                                                        ------
US GAAP MINORITY INTEREST -- AS RESTATED....................                79

EFFECT OF US GAAP ADJUSTMENTS -- AS PREVIOUSLY REPORTED.....               (31)
  Adjustment................................................               267
                                                                        ------
EFFECT OF US GAAP ADJUSTMENTS -- AS RESTATED................               236

VALUATION AND RECOGNITION DIFFERENCES

     The following narrative provides details to support the valuation and recognition differences presented in the reconciliation of the Allianz Group's net income (loss) and shareholders' equity prepared under IFRS to US GAAP.

(a) Equity method investees

     Under IFRS, associated companies are accounted for under the equity method of accounting, in which the Allianz Group records its share of the net income or loss of the associate in the periods for which they are reported by the associate for certain associates, with a lag of no more than three months.

     For US GAAP, adjustments have been made to calculate net income and equity of significant associates on the basis of US GAAP. Historically, the most significant associated companies of the Allianz Group have included financial services companies, and thus the nature of significant IFRS to US GAAP differences for these investees is similar to the adjustments recorded by the Allianz Group. Such adjustments included differences in treatment of changes in tax rates, elimination of goodwill amortization, and differences in accounting for investments.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     During the first quarter of 2003, the Allianz Group reduced its shareholdings in Munich Re from 22.4% to slightly less than 20%. Due to this event, as of March 31, 2003, Munich Re was no longer consolidated as an associated enterprise according to the equity method. Additionally, on October 23, 2003, the Allianz Group sold the largest part of its 43.6% shareholdings in Beiersdorf AG to Tchibo Holding AG, Hamburg, HGV Hamburger Gesellschaft fur Vermogens und Beteiligungsverwaltung, Hamburg und Troma Alters und Hinterbliebenenstiftung, Hamburg. The disposal became effective in December 2003 and led to Allianz Group shareholdings in Beiersdorf AG of less than 20%, thereby triggering the de-consolidation of Beiersdorf AG as an associated enterprise at December 31, 2003.

     The most significant net income and stockholders' equity reconciliation adjustments for 2003 include the elimination of goodwill amortization expense, and corresponding accumulated amortization, recognized at the associate level and expense recorded by the Allianz Group related to goodwill included within its overall investments in associates balance.

     During 2002, the Allianz Group reduced the time lag in accounting for all material investments in associates to a period of no more than three months for both IFRS and US GAAP. The Allianz Group accounted for this change in time lag by recording the income and equity changes which occurred during the catch-up period (i.e. June 30, 2001 to September 30, 2001), less any amounts that were already reflected in the previous reporting period due to their significance, directly in the Allianz Group's shareholders' equity for the 2002 fiscal year for both IFRS and US GAAP. The amount of additional income directly recorded in US GAAP shareholders' equity, resulting from the IFRS and US GAAP differences within this catch-up amount, was E4 million.

     The significant reconciliation adjustments for 2002 include an adjustment to net income to eliminate a gain on the sale of Allianz AG shares recorded by one associated company which was recognized by the Allianz Group through its equity method accounting for IFRS purposes but is recorded directly to shareholders' equity, similar to a treasury stock transaction, for US GAAP purposes. Adjustments to net income were also recognized for the elimination of goodwill amortization expense recognized at the associate level and expense recorded by the Allianz Group related to goodwill included within its overall investments in associates balance. Additionally, adjustments were recognized for the reduction of deferred taxes on German investment securities held by one associated company as of December 31, 2001 at which time that associated company made a final determination of the ability to realize the related tax benefit. This adjustment was recorded in 2002 because of the reporting lag used in recording the Allianz Group's investment in this associate.

     The consequences of the terrorist attack on September 11, 2001 in the United States of America, as it relates to the impact on the financial results of Munich Re, the Allianz Group's then most significant associate, were considered in the Allianz Group's 2001 consolidated income statement and statement of shareholders' equity due to its significance and relevance to the Allianz Group's 2001 consolidated financial statements.

     The reconciliation adjustments for 2001 do not include adjustments for the Dresdner Bank Group subsequent to its consolidation on July 23, 2001. The significant reconciliation adjustments for 2001 net income include adjustments for the reduction of deferred taxes on certain significant investments held by associates due to the change in the German tax rates as described in "(i) Income taxes". Since there was a time lag in reporting by certain associates, a portion of this US GAAP adjustment was recorded in 2001.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

(b) Employee benefit plans

     Under the provisions of IFRS, the Allianz Group did not record a transition adjustment upon the adoption of IAS 19, Employee Benefits, due to the fact that the accrual at the time of adoption was equal to the difference between the projected benefit obligation and the plan assets.

     Under US GAAP, a transition obligation is calculated as the difference between the projected benefit obligation minus the plan assets and the benefit accrual under domestic rules. The transition obligation must be amortized on a straight-line basis over the average remaining service period of plan participants or over 15 years if the average remaining service period is less than 15 years. For US GAAP purposes, the Allianz Group is amortizing the unrecognized transition obligation over 19 years, ending in 2005.

     The Allianz Group adopted SFAS No. 87, Employers' Accounting for Pensions (SFAS 87), effective January 1, 1998. The Allianz Group was unable to adopt SFAS 87 as of its effective date, January 1, 1987, due to the unavailability of actuarial data. The 19 year amortization period is applied retroactively to January 1, 1987 to effectively extinguish the transition obligation at the same date as if SFAS 87 were adopted on the effective date.

     Under IFRS, the vested portion of past service cost, which is the increase in the present value of the obligation due to changes in the benefit entitlement that is allocated to prior periods' service, is recognized immediately in full. The unvested portion of past service cost is amortized on a straight-line basis from the point in time when the past service cost arises until the obligation is anticipated to become vested. Under US GAAP, both the vested and unvested portions are amortized on a straight-line basis over the average future service lives of the active participants.

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

     The reconciliation adjustments for 2003 net income are comprised of adjustments for the increase in pension expense from the amortization of the transition obligation of E17 million recognized under US GAAP, and an additional pension expense of E5 million following the slower expense recognition of the vested and unvested portions of unrecognized past service cost under US GAAP compared with IFRS, resulting in a net decrease to the Allianz Group's net income of E22 million in 2003.

     The reconciliation adjustments for shareholders' equity in 2003 include adjustments for the transition obligation of E31 million and unrecognized past service cost of E111 million under US GAAP, as well as an additional minimum pension liability required to be recognized under US GAAP of E311 million and an intangible asset of E144 million, resulting in a net decrease to the Allianz Group's shareholders' equity of E25 million in 2002.

     The reconciliation adjustments for 2002 net income are comprised of adjustments for the increase in pension expense from the amortization of the transition obligation of E16 million recognized under US GAAP, net of a reduction in pension expense of E115 million due to slower expense recognition of the vested portion of unrecognized past service cost under US GAAP compared with IFRS, resulting in a net

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

increase to the Allianz Group's net income of E99 million in 2002. Due primarily to amendments of the Allianz Group's individual pension arrangements in 2002 and 2001, 2002 was the first year for which a reconciliation adjustment for unrecognized past service cost was required, resulting in an increase to US GAAP net income in 2002.

     The reconciliation adjustments for shareholders' equity in 2002 include adjustments for the transition obligation of E48 million and unrecognized past service cost of E115 million under US GAAP, as well as an additional minimum pension liability required to be recognized under US GAAP of E113 million, resulting in a net increase to the Allianz Group's shareholders' equity of E50 million in 2002. Due primarily to declining performance within the capital markets, 2002 was the first year in which an additional minimum pension liability adjustment was required.

(c) Investments

     Under IFRS, for equity securities, if, in a subsequent period, the amount of the impairment previously recorded on a security decreases, the impairment is reversed through the income statement. For fixed income securities, if, in a subsequent period, the amount of the impairment previously recorded on a security decreases and the decrease can be objectively related to an event occurring after the impairment, such as an improvement in the debtor's credit rating, the impairment is reversed through the income statement. For both equity and fixed income securities, such reversals do not result in a carrying amount of a security that exceeds what would have been, had the impairment not been recorded, at the date of the impairment is reversed. For the year ended December 31, 2003, the Allianz Group recorded reversals of impairments of E2,033 million, before tax, minority interest and policyholder participation.

     Under US GAAP, reversal of impairments recorded on equity and debt securities is not permitted. The reconciliation adjustment for 2003 net income includes E1,527 million, before policyholder participation (E674 million), tax (E232 million) and minority interest (E137 million), of impairments that had been reversed under IFRS (income) and added back under US GAAP (expense). Differences between the reversals of impairments recorded under IFRS (income) and the impairments added back under US GAAP (expense) are primarily attributable to reversal of impairments recorded on securities during 2003 and which were later sold during 2003. The 2002 and 2001 reconciliation adjustments include similar adjustments.

(d) Restructuring charges

     Under IFRS, restructuring provisions expected to be settled in excess of one year from the respective balance sheet date, are to be discounted to their present value. Conversely, under US GAAP, discounting restructuring provisions is not permitted.

     The US GAAP reconciliation adjustments for 2003 net income and stockholders' equity pertain to the restructuring plans at the Dresdner Bank Group. Please refer to Note 21 for further discussion concerning these restructuring plans.

     Under IFRS, with respect to restructuring provisions established in connection with the acquisition of AGF in 1998, the Allianz Group recorded all incremental costs associated with the discontinuance of duplicate facilities in the restructuring provisions established in 1998.

     Under US GAAP, costs resulting from a plan to exit an activity of an acquired company are only recognized as a liability if the cost is an incremental cost and has no future economic benefit to the combined company, subject to certain other considerations. Certain costs provided for in the AGF restructuring plan, primarily data processing and other integration costs to be incurred by outside consultants, are non-accruable under the more prescriptive US GAAP requirements. At December 31, 2001, the AGF restructuring provision was fully utilized.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

(e) Derivatives

     Under IFRS, prior to the adoption of IAS 39, Financial Instruments:
Recognition and Measurement (IAS 39), unrealized gains and losses on derivative instruments which the Allianz Group used to hedge certain asset and liability exposures were deferred and recognized when the hedged assets or liabilities were settled, or upon termination of the derivative contract. The Allianz Group implemented IAS 39 effective January 1, 2001. IAS 39 requires the recognition of all derivative instruments at fair value in the Allianz Group's consolidated balance sheet. For those derivative instruments, other than those designated as hedging instruments, a transition adjustment resulting from the adoption of IAS 39 was recognized as an adjustment to shareholders' equity at the beginning of 2001 for the difference between the previous carrying amount and fair value of those derivative instruments.

     Under US GAAP, prior to the adoption of SFAS 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended, unrealized gains and losses were recognized in the consolidated income statement on derivative instruments that did not meet certain specific criteria for hedge accounting. The Allianz Group implemented SFAS 133, as amended, effective January 1, 2001. SFAS 133, as amended, requires the recognition of all derivative instruments in the Allianz Group's consolidated balance sheet at fair value. The financial statement recognition of the change in fair value of derivative instruments is dependent on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction. The transition adjustments resulting from the adoption of SFAS 133, as amended, are recognized in the Allianz Group's consolidated income statement and directly in shareholders' equity, as appropriate. The 2001 reconciliation difference of E178 million reflects the amount of the US GAAP transition adjustment recorded in the income statement.

(f) Goodwill and other intangible assets

     Effective July 1, 2001, the Allianz Group adopted the provisions of SFAS 141, Business Combinations (SFAS 141), and certain provisions of SFAS 142, Goodwill and Other Intangible Assets (SFAS 142), as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. Effective January 1, 2002, the Allianz Group fully adopted SFAS 142, as required by US GAAP. In accordance with SFAS 141, and in accordance with the full adoption of SFAS 142 in 2002, the Allianz Group evaluated its existing intangible assets and goodwill that were acquired in purchase business combinations prior to July 1, 2001, to determine any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. No reclassifications were deemed necessary. In 2002, and in accordance with SFAS 142, the Allianz Group also reassessed the useful lives and residual values of all intangible assets acquired, including any amortization period adjustments. As a result of the Allianz Group's reassessment, no changes in useful lives, residual values or amortization was deemed necessary.

     Under SFAS 142, goodwill is no longer amortized and is tested for impairment annually at a reporting unit level, or more frequently based upon facts and circumstances. SFAS 142 considers goodwill to be impaired if the net book value of reporting unit is greater than its estimated fair value. The Allianz Group's reporting units are generally consistent with the Allianz Group's business segment level, or one level below. Also under SFAS 142, certain intangible assets with an indefinite useful life are no longer amortized, and instead are subject to annual impairment testing. Intangible assets with an estimated useful life, are amortized to residual value over their expected useful life, and evaluated for impairment in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), based upon triggering events.

     The Allianz Group performs its annual impairment review as of the end of the third quarter, beginning in the fourth quarter of 2002. The Allianz Group recorded a goodwill impairment charge of E290 million and E224 million as of December 31, 2003 under US GAAP and IFRS, respectively. This impairment charge is

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

attributable to Allianz Life Insurance Company Ltd., Seoul as discussed in Note
5. The difference in impairment charges arises out of the difference in the carrying amounts of goodwill under the two bases of accounting. The difference of E66 million is attributable to permitted amortization of goodwill under IFRS, which is not allowed under US GAAP. No impairment charge was recognized in the Allianz Group's 2002 US GAAP financial results as a result of its impairment testing. However, the Allianz Group did impair unamortized negative goodwill, which existed at January 1, 2002, although this amount was not significant to the Allianz Group's 2002 US GAAP financial results.

     The reconciliation adjustments for 2003, 2002 and 2001 reflect primarily the reversal of amortization on goodwill and brand name intangible assets relating to the Dresdner Bank acquisitions, offset by amortization of the customer base and core deposit relationship intangible assets recognized on a US GAAP basis, as the customer base and core deposit relationship intangible assets are considered part of goodwill on an IFRS basis.

     Dresdner Bank Group's customer base intangible has a carrying value, net of amortization, as of December 31, 2003 and 2002 of E1,191 million and E1,341 million, respectively. Additionally, Dresdner Bank Group's core deposit intangible has a carrying value, net of amortization, as of December 31, 2003 and 2002 of E406 million and E442 million, respectively. These intangibles are amortized over their expected useful lives, which range from 7.5 to 16.6 years for the customer base and 7.3 to 11.5 years for the core deposits. The weighted average original useful lives for the customer base and core deposit intangibles are 8.9 and 9.5 years, respectively. The intangible assets amortization expense was E264 million in 2003 and is estimated to also be E264 million for years 2004 through 2008. Additionally, and as noted previously, the 2002 reconciliation adjustment also reflects a one-time impairment of unamortized negative goodwill, a transitional requirement of SFAS 142, effective as of January 1, 2002.

     Dresdner Bank Group's brand name intangible, which is not amortized under US GAAP but rather tested for impairment annually at a reporting unit level, had a carrying value of E883 million as of December 31, 2003 and 2002.

     Under IFRS, goodwill and intangible assets are amortized to reflect the pattern in which the assets' economic benefits are consumed, not to exceed twenty years. IFRS also requires that an intangible asset be recognized as part of purchase business combination if the asset is separable and can be clearly distinguished from goodwill.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The Allianz Group's goodwill has been allocated to its reporting segments. The changes to goodwill on a US GAAP basis, by reporting segment, for the years ended December 31, 2003 and 2002 are as follows (E in millions):

                                        PROPERTY/   LIFE/                ASSET
                                        CASUALTY    HEALTH   BANKING   MANAGEMENT   TOTAL
                                        ---------   ------   -------   ----------   ------
Balance as of January 1, 2002.........    2,305     2,397     1,301      5,792      11,795
  Additions...........................      541       619       330      1,186       2,676
  Write-off of unamortized negative
     goodwill.........................       15        --        --         --          15
  Reclassification....................     (228)       --        --         --        (228)
  Effects from exchange rate
     fluctuations.....................       (5)       (5)       --       (522)       (532)
                                          -----     -----     -----      -----      ------
Balance as of December 31, 2002.......    2,628     3,011     1,631      6,456      13,726
                                          =====     =====     =====      =====      ======
Additions.............................      104        54        --        624         782
Disposals.............................      (75)       (8)      (17)      (125)       (225)
Impairment............................       --      (290)       --         --        (290)
Effects from exchange rate
  fluctuations........................      (18)      (39)     (112)      (391)       (560)
                                          -----     -----     -----      -----      ------
Balance as of December 31, 2003.......    2,639     2,728     1,502      6,564      13,433
                                          =====     =====     =====      =====      ======

     The 2002 reclassification represents the goodwill in associated companies, primarily Munich Re, which is recognized as part of the interest in associated companies, and is therefore, not associated with the transitional provisions of SFAS 142.

     SFAS 142 also requires certain transitional disclosures as the 2001 US GAAP financial results on a historical basis do not reflect the provisions of SFAS
142. Had the Allianz Group adopted SFAS 142 for the year ended December 31, 2001, the historical net income and basic and diluted net income per share would have been as follows:

                                                                   2001
                                                              ---------------
                                                                   E(MN)
Net Income:
  Reported net (loss) income(1).............................       4,246
  Add back: goodwill amortization(2)........................         715
                                                                   -----
  Adjusted net (loss) income................................       4,961
                                                                   =====

---------------

(1) 2001 reported net income reflects the goodwill amortization provisions of SFAS 142 for business combinations consummated after June 30, 2001, primarily that of Dresdner Bank on July 23, 2001.

(2) 2001 reflects twelve months of goodwill amortization for business combinations consummated prior to July 1, 2001.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

                                                              2001
                                                              -----
Basic Earnings Per Share:
  Reported net (loss) income................................  16.30
  Add back: goodwill amortization...........................   2.75
                                                              -----
  Adjusted net (loss) income................................  19.05
Diluted Earnings Per Share:
  Reported net (loss) income................................  16.30
  Add back: goodwill amortization...........................   2.75
                                                              -----
  Adjusted net (loss) income................................  19.05
                                                              =====

(g) Deferred compensation

     In accordance with terms of employment contracts, the Allianz Group has deferred the payment of certain amounts of incentive compensation awards to employees. Employees vest in the deferred amounts over three years. Under IFRS, these deferred amounts are recognized as expense in the year of the award, which is when the Allianz Group is constructively obligated to pay the award.

     Under US GAAP, the deferred amounts are recognized as expense over the period in which the employee provides services to the Allianz Group, which is considered to be the three-year vesting period.

(h) Voluntary early retirement benefits

     Under IFRS, provisions for voluntary early retirement benefits are recorded based upon management's estimate of the number of employees expected to enter into early retirement agreements.

     Conversely, under US GAAP, provisions for voluntary early retirement benefits may only be recorded for employees who have actually entered into retirement agreements.

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

     The following table indicates the amounts recognized in US GAAP net income/(loss) for changes in tax laws and rates related to transactions originally recognized directly to shareholders' equity under IFRS:

                                                              2003    2002    2001
                                                              -----   -----   -----
                                                              E(MN)   E(MN)   E(MN)
Before elimination of minority interests....................   (95)    --     3,385
After elimination of minority interests.....................  (165)    --     2,554

     The adjustment concerning the change in tax laws and tax rates for 2003 primarily relates to a change in tax law in Germany in December 2003 affecting life/health insurance companies through the taxation of capital gains and dividends effective beginning January 2004. Additionally, the net income adjustment for 2003 also includes a reduction in the federal tax rates within Italy (effective January 2004), as well as a

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

change in tax law whereby all unrealized gains/losses and impairments/reversals of impairments on participations in strategic investments have become exempt from taxation (effective January 2004).

     The adjustment concerning the change in tax laws and tax rates for 2001 primarily relates to the elimination in Germany of capital gains tax on certain equity investments. This adjustment is applied to the relevant available-for-sale securities, which carried a deferred tax balance during 2001.

     The tax effect of all other US GAAP adjustments in 2003, 2002 and 2001 amounted to tax benefits of E349 million E196 million and E30 million, respectively, resulting in total tax benefit reconciliation adjustments of E254 million, E196 million and E3,415 million, respectively. The 2003 and 2002 tax effects attributable to the US GAAP adjustments are primarily related to intangible assets and investments.

     The Allianz Group has elected to utilize the portfolio method in its US GAAP accounting treatment for the accumulated deferred tax amounts recorded within stockholders' equity which relate to the net unrealized gains of available-for-sale securities that are no longer taxable. Under the portfolio method, the accumulated deferred tax amounts recorded within stockholders' equity will not be recognized in the income statement as income tax expense in future periods as long as the Allianz Group maintains an available-for-sale investment portfolio.

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

Balance sheet:

     a. Investments in affiliated enterprises, joint ventures and associated enterprises are presented in investments excluding funds held by others under reinsurance contracts assumed. Derivatives which hedge available-for-sale investments or loans are reclassified from investments into other assets.

     b. Other assets are allocated among interest and fees receivable, premium and insurance balances receivables (net), reinsurance recoverables, deferred policy acquisition costs, and other assets.

     c.  Deferred tax assets and liabilities are presented net.

     d. Unearned premiums included in insurance reserves are disclosed separately.

     e. Liabilities to banks and liabilities to customers, less amounts for repurchased agreements, registered bonds and derivatives used to hedge liabilities to customers, are presented separately as deposits.

     f. Certificated liabilities (less amounts for derivatives used to hedge such liabilities), participation certificates and subordinated liabilities, registered bonds and amounts for repurchase agreements are presented as short-term borrowings and long-term debt.

     g. Other accrued liabilities, other liabilities, deferred income, derivatives used to hedge liabilities to customers and certificated liabilities are presented within other liabilities.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

Income statement:

     a. Interest and similar income is primarily allocated between interest and fees on loans and interest and dividends on investment securities, and other income.

     b. Other income from investments is presented within realized investment gains and losses.

     c. Interest and similar expenses are primarily allocated among interest on deposits, interest on short-term borrowings, and interest on long-term debt, as appropriate.

     d. Other expenses for investments are presented primarily within net realized investment gains and losses.

     e. Acquisition costs and administrative expenses are allocated among commission and fees, insurance underwriting, acquisition and insurance expenses, salaries and other expenses.

     f. Income from investments in affiliated enterprises, joint ventures and associated enterprises is presented outside of revenues.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

CONDENSED BALANCE SHEET INFORMATION

     Following is condensed consolidated balance sheet information of the Allianz Group as of December 31, reformatted to reflect the impacts of the valuation and presentation differences between IFRS and US GAAP:

                                                      US GAAP        IFRS REFORMATTED
                                                 -----------------   -----------------
                                                  2003      2002      2003      2002
                                                 -------   -------   -------   -------
                                                  E(MN)     E(MN)     E(MN)     E(MN)
ASSETS
Cash and cash equivalents......................   25,528    21,008    25,528    21,008
Trading account assets.........................  146,154   124,842   146,154   124,842
Investments....................................  299,634   294,628   299,497   294,614
Assets held for separate accounts..............   32,460    25,657    32,460    25,657
Loans (net)....................................  320,770   274,838   320,770   274,838
Interest and fees receivable...................    5,394     3,496     5,394     3,496
Premium and insurance balances receivables
  (net)........................................    8,096     8,846     8,096     8,846
Reinsurance recoverables.......................   27,583    31,536    27,583    31,536
Deferred policy acquisition costs..............   12,497    10,528    12,497    10,528
Goodwill and other intangible assets...........   19,023    20,052    16,262    18,273
Net deferred tax assets........................      176       351       855     1,123
Other assets...................................   27,307    25,223    27,307    25,223
                                                 -------   -------   -------   -------
     Total assets..............................  924,622   841,005   922,403   839,984
                                                 =======   =======   =======   =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Insurance policy and claims reserves...........  299,273   293,515   299,273   293,515
Deposits.......................................  222,754   212,778   222,754   212,778
Liabilities held for separate accounts.........   32,460    25,687    32,460    25,687
Unearned premiums..............................   12,198    12,248    12,198    12,248
Short-term borrowings..........................  111,770    91,790   111,770    91,790
Long-term debt.................................   46,382    58,749    46,382    58,749
Trading account liabilities....................   84,835    53,520    84,835    53,520
Other liabilities..............................   75,761    61,573    75,772    61,709
                                                 -------   -------   -------   -------
     Total liabilities.........................  885,433   809,860   885,444   809,996
                                                 =======   =======   =======   =======
Minority interests in consolidated
  subsidiaries.................................    8,364     8,309     8,367     8,314
                                                 -------   -------   -------   -------
     Total shareholders' equity................   30,825    22,836    28,592    21,674
                                                 =======   =======   =======   =======
     Total liabilities and shareholders'
       equity..................................  924,622   841,005   922,403   839,984
                                                 =======   =======   =======   =======

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

CONDENSED INCOME STATEMENT INFORMATION

     The following is condensed consolidated income statement information of the Allianz Group, for the years ended December 31, reformatted to reflect the impacts of the valuation and presentation differences between IFRS and US GAAP:

                                                      US GAAP                  IFRS REFORMATTED
                                             --------------------------   --------------------------
                                                                                   RESTATED
                                              2003     2002      2001      2003     2002      2001
                                             ------   ------   --------   ------   ------   --------
                                             E(MN)    E(MN)     E(MN)     E(MN)    E(MN)     E(MN)
Premiums earned (net)......................  55,978   55,133     52,745   55,978   55,133     52,745
Interest and fees on loans.................   8,079   11,058      8,954    8,079   11,058      8,954
Interest and dividends on investment
  securities...............................  12,684   14,131     13,707   12,684   14,131     13,707
Trading income.............................     243    1,507      1,414      243    1,507      1,592
Realized investment gains and losses
  (net)....................................    (721)  (6,178)      (447)     154   (5,511)      (421)
Commissions and fees.......................   5,420    5,753      4,334    5,420    5,753      4,334
Other income...............................   4,850    5,482      4,040    4,850    5,482      4,040
                                             ------   ------   --------   ------   ------   --------
     Total income..........................  86,533   86,886     84,747   87,408   87,553     84,951
                                             ------   ------   --------   ------   ------   --------
Interest on deposits.......................   2,297    2,926        753    2,297    2,926        753
Interest on short-term borrowings..........   1,662    2,240      1,554    1,662    2,240      1,554
Interest on long-term debt.................   2,478    5,485      5,640    2,478    5,485      5,640
                                             ------   ------   --------   ------   ------   --------
     Total interest expense................   6,437   10,651      7,947    6,437   10,651      7,947
                                             ------   ------   --------   ------   ------   --------
     Total income, net of interest
       expense.............................  80,096   76,235     76,800   80,971   76,902     77,004
                                             ------   ------   --------   ------   ------   --------
Benefits, claims, and loss expenses
  incurred.................................  50,432   49,528     50,154   50,432   49,789     50,154
Provision for loan losses..................   1,027    2,241        596    1,027    2,241        596
                                             ------   ------   --------   ------   ------   --------
     Total provisions for losses, loss
       expenses, and loan losses...........  51,459   51,769     50,750   51,459   52,030     50,750
                                             ------   ------   --------   ------   ------   --------
Insurance underwriting, acquisition and
  insurance expenses.......................  13,919   15,129     14,850   13,897   15,228     14,850
Goodwill and other intangibles
  amortization.............................     507      318        764    1,413    1,162        808
Other expenses.............................  14,486   14,542     10,464   14,426   14,587     10,490
                                             ------   ------   --------   ------   ------   --------
     Total operating expenses..............  28,912   29,989     26,078   29,736   30,977     26,148
                                             ------   ------   --------   ------   ------   --------
Income before income (net) from investments
  in affiliated enterprises, joint ventures
  and associated enterprises, income tax
  expense, and minority interests..........    (275)  (5,523)       (28)    (224)  (6,105)       106
                                             ------   ------   --------   ------   ------   --------
Income (net) from investments in affiliated
  enterprises, joint ventures and
  associated enterprises...................   3,115    3,777      1,834    3,030    4,398      1,588
Income tax expense (benefit)...............     163   (1,077)    (4,350)     (91)    (881)      (935)
                                             ------   ------   --------   ------   ------   --------
Income before minority interests...........   3,003     (669)     6,156    2,715     (826)     2,629
                                             ------   ------   --------   ------   ------   --------
Minority interests in income of
  consolidated subsidiaries................    (758)     591      1,910     (825)     670      1,044
                                             ------   ------   --------   ------   ------   --------
     Net income (loss).....................   2,245   (1,260)     4,246    1,890   (1,496)     1,585
                                             ======   ======   ========   ======   ======   ========

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

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

     Cash flows from operating activities include the following item that would be included in cash flows from investing activities under US GAAP:

                                                              AMOUNT FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                              ---------------------------
ITEM                                                            2003      2002      2001
----                                                          --------   -------   ------
                                                               E(MN)     E(MN)     E(MN)
Change in loans and advances to banks and customers.........  (47,109)   (5,846)   3,442

     Cash flows from operating activities include the following items that would be included in cash flows from financing activities under US GAAP:

                                                              AMOUNT FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                             ----------------------------
ITEM                                                           2003      2002      2001
----                                                         --------   -------   -------
                                                              E(MN)     E(MN)     E(MN)
Change in liabilities to banks and customers...............   48,648    (8,215)   (5,456)
Change in certificated liabilities.........................  (14,387)   (1,727)    3,130

NET INCOME PER SHARE

     Net income per share is calculated excluding the effect of Allianz AG shares held by associated companies. The weighted-average of Allianz AG shares held by associated companies was 3,728,666, 13,675,568 and 17,326,983 for 2003,
2002 and 2001, respectively.

RECENTLY ISSUED US ACCOUNTING PRONOUNCEMENTS

Other-Than-Temporary Impairments

     In November 2003, the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The EITF reached a consensus requiring certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and SFAS 124, Accounting for Certain Investments Held by Not-for-Profit Organizations that are in an unrealized loss position at the balance sheet date but for which an other-than-temporary impairment has not been recognized. Quantitative and qualitative disclosures for investments accounted for under SFAS 115 and SFAS 124 are effective for the first annual reporting period ending after December 15, 2003. These disclosures are presented in Note 7.

     In March 2004, the EITF reached a further consensus on the remaining issues related to the application of the impairment model for cost method investments and disclosures for cost method investments, as well as several refinements to certain elements of the overall impairment model discussed at the November 2003 EITF meeting. As a result, the EITF has reached a final consensus on an other-than-temporary impairment model for:

     - Debt and equity securities within the scope of SFAS 115

     - Certain debt and equity securities within the scope of SFAS 124, and;

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     - Equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting (i.e., cost method investments).

     The EITF also concluded that equity-method investments will not be within the scope of EITF 03-1 and that a specific model for these types of investments will not be developed by the EITF, leaving the analysis of other-than-temporary impairment for equity-method investments to a case-by-case analysis of individual facts and circumstances for these types of investments.

     The basic model developed by the Task Force in evaluating whether an investment within the scope of Issue 03-1 is other-than-temporarily impaired is as follows:

     Step 1: Determine whether the investment is impaired. An investment is impaired if its fair value is less than its cost.

     With respect to Step 1, the EITF reached a consensus at the March 2004 meeting that since the fair value of cost method investments is not readily determinable, the evaluation of whether an investment is impaired shall be determined based on an investor's estimate of the fair value. For reporting periods in which an investor does not estimate the fair value of a cost method investment, the investor shall evaluate whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment by looking at various impairment indicators. If an impairment indicator is present, the investor will be required to estimate the fair value of the investment, and, in turn, go to Step 2.

     Step 2: Evaluate whether the impairment is other-than-temporary.

     A consensus was reached by the EITF at the March 2004 meeting to make certain refinements with respect to the application of Step 2, including:

     - Emphasizing that the investor must consider and give appropriate and unbiased weighting to all reasonably available third party information (as opposed to reliance upon selected information).

     - For debt securities that cannot contractually be prepaid or otherwise settled in such a way that the investor would not recover substantially all of its amortized cost, (1) clarifying whether collateral should be considered in determining whether it is probable that the investor will be unable to collect all amounts due according to the contractual terms of the debt security and (2) eliminating the reference to "a reasonable period of time" from the model because it is not relevant in this circumstance.

     Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value.

     The EITF reached a further consensus that the three-Step model used to determine other-than-temporary impairments shall be applied prospectively to all current and future investments, in interim or annual reporting periods beginning after June 15, 2004. All new disclosures related to cost method investments are effective for the annual reporting periods ending after June 15, 2004. Comparative information for the periods prior to the period of initial application is not required.

     The Allianz Group will adopt the three-Step model previously referenced beginning January 1, 2005. Additionally, the Allianz Group will adopt the disclosure provisions related to cost method investments for the year ended December 31, 2004.

VARIABLE INTEREST ENTITIES

     Under US GAAP, the FASB issued in January 2003, Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN 46). FIN 46 was later revised in December 2003 to

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

address certain technical corrections and address certain implementation issues that had arisen. FIN 46 introduces a new concept of a variable interest entity
(VIE) and determining when an entity should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. A VIE is an entity (1) that has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support from other parties, or (2) where the group of equity owners does not have the ability to make significant decisions about the entity's activities through voting or similar rights, or the obligation to absorb the entity's expected losses, or the right to receive the entity's expected residual returns. Certain entities are exempt from applying FIN 46, most notably qualifying special purpose entities (QSPEs) and separate accounts of life insurance entities.

     FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns, or both. The holder of a variable interest that consolidates the VIE is the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest.

     The Allianz Group is involved with a variety of VIEs including asset securitization entities, investment funds and investment conduits. The Allianz Group is involved in asset securitization entities through arranging, facilitating, and in certain cases, managing investment conduits for banking customers in connection with asset-backed security transactions where the VIEs receive the underlying assets, such as trade or finance receivables (including credit cards, auto finance loans, sale, rent and lease receivables) from the Allianz Group's banking customers and securitizes such assets to provide customers with cost-efficient financing.

     In providing these services, the Allianz Group may in some instances have a financial interest in such financing structures. However, the risk of financial loss may be mitigated through participations in such losses by other third-party investors.

     The Allianz Group also engages in establishing and managing investment fund VIEs with a goal of developing, marketing and managing these funds. During the establishment phase of these funds, the Allianz Group may provide initial capital for the VIEs to acquire securities until sufficient third-party investors purchase participations in the funds or the VIEs are terminated. Certain of these VIE's funds may include capital maintenance and/or performance guarantees given to the investors. These guarantees differ both in terms of amount and duration according to the relevant arrangements. The Allianz Group receives fee and commission income from investors for the management of these VIEs.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

     The table below reflects the VIEs created after January 31, 2003, for which the Allianz Group is the primary beneficiary. These VIEs were fully consolidated within the Allianz Group's consolidated financial statements for the year ended December 31, 2003.

                                                   YEAR ENDED DECEMBER 31, 2003
                             -------------------------------------------------------------------------
                                                                        AMOUNT OF
                                                                       CONSOLIDATED       CREDITOR'S
                                             CONSOLIDATED ASSETS     ASSETS WHICH ARE     RECOURSE TO
                                            WHICH ARE COLLATERAL      COLLATERAL FOR     ALLIANZ GROUP
TYPE OF VIE                  TOTAL ASSETS   FOR VIE'S OBLIGATIONS   VIE'S OBLIGATIONS       ASSETS
-----------                  ------------   ---------------------   ------------------   -------------
                                                          (E IN MILLIONS)
Asset-backed securities
  transaction..............     1,076       Corporate notes               1,076                 0
Equity derivatives
  transaction..............       194       Derivatives, equity
                                            and cash balances               194                 0
                                -----                                     -----               ---
  TOTAL....................     1,270                                     1,270                 0
                                =====                                     =====               ===

     The table below reflects the VIEs for which the Allianz Group has significant variable interests but which are not consolidated in its consolidated financial statements for the year ended December 31, 2003. As indicated in the footnotes to the table, information for total assets includes both VIEs entered into after January 31, 2003 and those entered into prior to February 1, 2003. The maximum exposure to loss represents the Allianz Group's combined exposure for VIEs entered into during these time periods as of December 31, 2003.

                                                  YEAR ENDED DECEMBER 31, 2003
                         -------------------------------------------------------------------------------
                                                                                        ALLIANZ GROUP'S
                         NATURE OF ALLIANZ GROUP'S                                          MAXIMUM
TYPE OF VIE                INVOLVEMENT WITH VIES    TOTAL ASSETS(1)   TOTAL ASSETS(2)   EXPOSURE TO LOSS
-----------              -------------------------  ---------------   ---------------   ----------------
                                                         (E IN MILLIONS)
Investment funds.......  Guarantee obligations           2,037               433             2,366
Vehicles primarily used
  for asset-backed
  security
  transactions.........  Arranger, establisher,
                         servicer, liquidity
                         provider and/or
                         investment counterparty           508            19,872             2,574
Vehicles used for CBO
  and CDO
  transactions.........  Investment manager and/or
                         equity holder                     920             6,026                 3
                                                         -----            ------             -----
  TOTAL................                                  3,465            26,331             4,943
                                                         =====            ======             =====

---------------

(1) Represents VIEs entered into after January 31, 2003

(2) Represents VIEs entered into prior to February 1, 2003

     The Allianz Group has conducted an assessment of its involvement in VIEs created prior to February 1, 2003. The above table includes information on the VIEs created prior to February 1, 2003 in which the Allianz Group believes it has a significant variable interest, but which are not consolidated as the Allianz Group is not the primary beneficiary.

     The Allianz Group does consider itself to be the primary beneficiary for certain other special purpose vehicles established prior to February 1, 2003, which are used to conduct asset securitizations of finance receivables that are sold to third-parties. The Allianz Group considers itself to be the primary beneficiary for

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

these special purpose vehicles through its involvement in the capacity of program administrator, liquidity provider and credit enhancer. As of December 31, 2003, total assets held by these VIEs which have not been consolidated in the Allianz Group's consolidated financial statements were approximately E6,327 million. The Allianz Group's maximum exposure to loss in connection with its interests in these VIEs was approximately E2 million at December 31, 2003. These VIEs were consolidated in the Allianz Group's consolidated financial statements and US GAAP condensed financial statements on January 1, 2004.

     The Allianz Group's continues to assess its involvement with other special purpose vehicles established prior to February 1, 2003 to determine whether the Allianz Group holds significant variable interests or may be considered as the primary beneficiary of those VIEs. The majority of the VIEs that are still being assessed relate to interests held in certain investment companies managed by third-parties or certain Allianz Group companies primarily focused on venture capital investments, private equity investments and collateralized bond and debt obligations. The total assets invested in these special purpose vehicles amounted to E327 million at December 31, 2003. The Allianz Group's maximum exposure to loss in connection with these interests is E327 million at December 31, 2003. These VIEs are not consolidated in the Allianz Group's consolidated IFRS financial statements nor its US GAAP condensed financial statements as of December 31, 2003.

(48) SELECTED SUBSIDIARIES AND OTHER HOLDINGS

                                                              EQUITY IN
OPERATING SUBSIDIARIES                                          E(MN)     % OWNED(1)
----------------------                                        ---------   ----------
ADAM International GmbH, Frankfurt/Main.....................        3       100.0
AGIS Allianz Dresdner Informationssysteme GmbH, Munich......      212        99.9
Allianz Capital Partners GmbH, Munich.......................      520       100.0
Allianz Dresdner Asset Management AG, Munich................    2,213       100.0
Allianz Dresdner Bauspar AG, Bad Vilbel.....................       77       100.0
Allianz Global Risks Ruckversicherungs-AG, Munich...........      602       100.0
Allianz Immobilien GmbH, Stuttgart..........................        5       100.0
Allianz Lebensversicherungs-AG, Stuttgart...................    1,276        91.0
Allianz Marine & Aviation Versicherungs-AG,Hamburg..........      122       100.0
Allianz PIMCO Capital Managers GmbH, Munich.................        7       100.0
Allianz Private Krankenversicherungs-AG, Munich.............      310       100.0
Allianz ProzessFinanz GmbH, Munich..........................      0.4       100.0
Allianz Versicherungs-AG, Munich............................    2,577       100.0
Allianz Zentrum fur Technik GmbH, Munich....................      0.2       100.0
Bayerische Versicherungsbank AG, Munich.....................      665        90.0
DEGI Deutsche Gesellschaft fur Immobilienfonds mbH,
  Frankfurt/Main............................................       15        94.0
Deutsche Lebensversicherungs-AG, Berlin.....................       32       100.0
Deutscher Investment-Trust Gesellschaft fur
  Wertpapieranlagen mbH, Frankfurt/Main.....................      101       100.0
Dresdner Bank AG, Frankfurt/Main............................   11,516       100.0
Dresdner Bank Investment Management
  Kapitalanlagegesellschaft mbH, Frankfurt/Main.............       24       100.0
Euler Hermes Kreditversicherungs-AG, Hamburg................      106       100.0
Frankfurter Versicherungs-AG, Frankfurt/Main................      485       100.0

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

                                                              EQUITY IN
OPERATING SUBSIDIARIES                                          E(MN)     % OWNED(1)
----------------------                                        ---------   ----------
Lombardkasse AG, Berlin.....................................       45       100.0
Munchner und Magdeburger Agrarversicherung AG, Munich.......        6        58.5
Oldenburgische Landesbank AG, Oldenburg.....................      431        89.3
Reuschel & Co. Kommanditgesellschaft, Munich................      140        97.5
Vereinte Spezial Krankenversicherung AG, Munich.............        8       100.0
Vereinte Spezial Versicherung AG, Munich....................       45       100.0

---------------

(1) Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group's share in the dependent enterprise is under 100%.

                                                              EQUITY IN
OPERATING SUBSIDIARIES                                          E(MN)     % OWNED(1)
----------------------                                        ---------   ----------
Adriatica de Seguros C.A., Caracas..........................       21        97.0
AGF Allianz Chile Compania de Seguros Generales S.A.,
  Santiago de Chile.........................................       14        99.9
AGF Asset Management, Paris.................................       49        99.9
AGF Belgium Insurance, Brussels.............................      341       100.0
AGF Brasil Seguros S. A., Sao Paulo.........................       87        69.4
AGF La Lilloise, Paris......................................       29       100.0
Alba Allgemeine Versicherungs-Gesellschaft, Basel...........       17       100.0
Allianz Asset Management Ltd., Hong Kong....................        3       100.0
Allianz Australia Ltd., Sydney..............................      459       100.0
Allianz Bulgaria Insurance and Reinsurance Company Ltd.,
  Sofia.....................................................       17        77.9
Allianz Bulgaria Life Insurance Company Ltd., Sofia.........        5        99.0
Allianz Compania de Seguros y Reaseguros S.A., Barcelona....      387        99.9
Allianz Cornhill Insurance plc, London......................    1,018        98.0(2)
Allianz Dresdner Asset Management Luxembourg S. A.,
  Luxembourg................................................       40       100.0
Allianz Dresdner Asset Management of America LP, Delaware...      552        83.9
Allianz EFU Health Insurance Ltd., Karachi..................        1        76.0
Allianz Elementar Lebensversicherungs-Aktiengesellschaft,
  Vienna....................................................       91       100.0
Allianz Elementar Versicherungs-Aktiengesellschaft,
  Vienna....................................................      369       100.0
Allianz Europe Ltd., Amsterdam..............................      809       100.0
Allianz Fire and Marine Insurance Japan Ltd., Tokyo.........        6       100.0
Allianz General Insurance Company S.A., Athens..............        7       100.0
Allianz General Insurance Malaysia Berhad p.l.c., Kuala
  Lumpur....................................................       58        98.6
Allianz Global Risks US Insurance Company, Burbank..........    4,244       100.0
Allianz Hungaria Biztosito Rt., Budapest....................      118       100.0
Allianz Insurance Company of Singapore Pte. Ltd.,
  Singapore.................................................       35       100.0
Allianz Insurance (Hong Kong) Ltd., Hong Kong...............        8       100.0
Allianz Ireland p.l.c., Dublin..............................       62       100.0
Allianz Irish Life Holdings p.l.c., Dublin..................      138        66.4
Allianz Life Insurance Co. Ltd., Seoul......................      341       100.0

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

                                                              EQUITY IN
OPERATING SUBSIDIARIES                                          E(MN)     % OWNED(1)
----------------------                                        ---------   ----------
Allianz Life Insurance Company of North America,
  Minneapolis...............................................    2,360       100.0
Allianz Life Insurance Company S.A., Athens.................        5       100.0
Allianz Life Insurance Malaysia Berhad p.l.c., Kuala
  Lumpur....................................................       24       100.0
Allianz Marine & Aviation France, Paris.....................      107       100.0
Allianz Mexico S.A. Compania de Seguros, Mexico-City........       51       100.0
Allianz Nederland Levensverzekering N.V., Utrecht...........      276       100.0
Allianz Nederland Schadeverzekering N.V., Rotterdam.........      184       100.0
Allianz of America Inc., Wilmington.........................    7,864       100.0
Allianz of Canada Inc., Toronto.............................      169       100.0
Allianz poistovna a.s., Prague..............................       24       100.0
Allianz President General Insurance, Taipeh.................       34        50.0(3)
Allianz President Life Insurance, Taipeh....................       35        50.0(3)
Allianz Re Dublin Ltd., Dublin..............................       13       100.0
Allianz Risk Transfer AG, Zurich............................      387       100.0
Allianz-Slovenska poist'ovna a. s., Bratislava..............      165        84.6
Allianz Subalpina Societa di Assicurazioni e Riassicurazioni
  S p. A., Turin............................................      189        97.9
Allianz Suisse Lebensversicherungs-Gesellschaft, Zurich.....      266        99.9
Allianz Suisse Versicherungs-Gesellschaft, Zurich...........      574       100.0
Allianz Tiriac Insurance S.A., Bucharest....................        8        51.6
Allianz Underwriters Insurance Company, Los Angeles.........       45       100.0
Allianz (UK) Ltd., London...................................      658       100.0
Allianz Worldwide Care Ltd., Dublin.........................       12       100.0
Allianz Zagreb d.d., Zagreb.................................       10        52.1
Arab International Insurance Company S.A.E., Cairo..........        7        80.0
Arab International Life Assurance Company S.A.E., Cairo.....        6       100.0
Assurances Generales de France, Paris.......................    6,080        63.5
Assurances Generales de France IART, Paris..................    2,231        99.9
Assurances Generales de France Vie, Paris...................    2,971       100.0
Banque AGF, Paris...........................................      449       100.0
Cadence Capital Management LLC, Boston......................        5        75.9
Colseguros Generales S. A., Bogota..........................       12        99.9
Commercial Bank Allianz Bulgaria Ltd., Sofia................       12        99.4
Compagnie d'Assurance de Protection Juridique S.A., Zug.....        6       100.0
Companhia de Seguros Allianz Portugal S.A., Lisbon..........       63        64.8
Dresdner Bank Luxembourg S.A., Luxembourg...................      572       100.0
Dresdner Bank (Schweiz) AG, Zurich..........................       37        99.8
Dresdner International Management Services Ltd., Dublin.....        3       100.0
Dresdner Kleinwort Wasserstein (Japan) Ltd., Hong Kong......        3       100.0
Dresdner Kleinwort Wasserstein Securities SIM S.p.A.,
  Milan.....................................................       23       100.0
Dresdner Kleinwort Wasserstein (South East Asia) Ltd.,
  Singapore.................................................      135       100.0

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

                                                              EQUITY IN
OPERATING SUBSIDIARIES                                          E(MN)     % OWNED(1)
----------------------                                        ---------   ----------
ELVIA Reiseversicherungs-Gesellschaft AG, Zurich............       18       100.0
Euler Credito y Caution, Madrid.............................        8       100.0
EULER HERMES S.F.A.C. S.A., Paris...........................      318       100.0
Eurovida, S.A. Compania de Seguros y Reaseguros, Madrid.....       36        51.0
Fireman's Fund Insurance Company, Novato....................    3,578       100.0
GENIALLOYD S.p.A., Milan....................................       32        99.9
International Reinsurance Company S.A., Luxembourg..........       32       100.0
Lloyd Adriatico S.p.A., Triest..............................      702        99.7
Mondial Assistance S.A., Paris Cedex........................       46       100.0
NFJ Investment Group LP, Dallas.............................        2       100.0
Nicholas Applegate, San Diego...............................       43       100.0
Oppenheimer Capital LLC, Delaware...........................       16       100.0
Orbis Group Ltd., St. Peter Port/Guernsey...................       20       100.0
Ost-West Allianz Insurance Company, Moscow..................        2       100.0
Pacific Investment Management Company LLC, Delaware.........      131        91.0
PEA Capital LLC, New York City..............................        3       100.0
PIMCO Advisors Distributors LLC, Delaware...................       35       100.0
Privatinvest Bank AG, Salzburg..............................       14        74.0
P.T. Asuransi Allianz Utama Indonesia, Jakarta..............       13        75.4
RAS Tutela Giudiziaria S.p.A., Milan........................        7       100.0
RB Vita S.p.A., Milan.......................................      143       100.0
RCM Capital Management, San Francisco.......................       25       100.0
RCM (UK) Ltd., London.......................................       26       100.0
Riunione Adriatica di Sicurta S.p.A., Milan.................    4,562        55.5
Treewalk Health Care Ltd., London...........................       25       100.0
T.U. Allianz Polska S.A., Warsaw............................       35       100.0
T.U. Allianz Polska Zycie S.A., Warsaw......................        5       100.0
Veer Palthe Voute N.V., Gouda...............................        2       100.0
Wm. H McGee & Co. Inc., New York............................       44       100.0
Zwolsche Algemeene Schadeverzekering N.V., Nieuwegein.......       44       100.0

---------------

(1) Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group's share in the dependent enterprise is under 100%.

(2) 99.78% of the voting share capital.

(3) Controlled by Allianz.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

                                                              EQUITY IN
ASSOCIATED ENTERPRISES(2)                                       E(MN)     % OWNED(1)
-------------------------                                     ---------   ----------
Eurohypo AG, Frankfurt/Main.................................    6,017        28.5
GECINA, Paris La Defense....................................    3,733        23.5
AGF ACTIONS ZONE EURO L.....................................      757        47.0
Regina Verwaltungs-GmbH, Munich.............................      447        50.0
Sophia, Paris...............................................    1,361        28.4
MGL Munchner Gesellschaft fur Luftfahrtwerte GmbH, Munich...      389        50.0
Bilfinger Berger Bauaktiengesellschaft, Mannheim............    1,785        25.0
Deutsche Schiffsbank AG, Bremen und Hamburg.................      382        40.0
Messer Griesheim Group KG, Frankfurt am Main................      417        31.7
Kommanditgesellschaft Allgemeine Leasing GmbH & Co.,
  Grunwald..................................................       98        40.5
CL Eurofactor France, Asnieres..............................      368        15.1
AGF Emprunts d'Etat.........................................      165        35.6
Oddo, Paris.................................................      202        27.0
Pan-Vermogensverwaltungsgesellschaft mbH, Munich............      173        25.4
AV Packaging GmbH, Munich...................................       75        48.5
AGF Japon...................................................      136        26.5

---------------

(1) Including shares held by dependent subsidiaries.

(2) Associated enterprises are all those enterprises other than affiliated enterprises or joint ventures, in which the Group has an interest of between 20% and 50% regardless of whether a significant influence is exercised or not. The presented associated enterprises represent 90% of total carrying amount of investments in associated enterprises.

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

OTHER SELECTED HOLDINGS IN     EQUITY IN                                            BALANCE SHEET
LISTED COMPANIES(1)              E(MN)     % OWNED(2)   GROUP EQUITY   NET PROFIT       DATE
--------------------------     ---------   ----------   ------------   ----------   -------------
                                                           E(MN)         E(MN)
AMB Generali Holding AG,
  Munich.....................      183         5.8          2,916             9      12/31/2003
Banco Popular Espanol S.A.,
  Madrid.....................    1,014         9.4          3,258           778      12/31/2003
Banco Portugues de
  Investimento (BPI -- SGPS)
  S.A., Porto................      189         8.9          1,227           164      12/31/2003
BASF AG, Ludwigshafen........      643         2.6         15,878           977      12/31/2003
Bayer AG, Leverkusen.........      960         5.6         12,336        (1,349)     12/31/2003
Bayerische Motorenwerke AG,
  Munich.....................      951         3.8         16,150         1,947      12/31/2003
Beiersdorf AG, Hamburg.......    1,339        16.6          1,831           301      12/31/2003
Bollore Investissement S.A.,
  Puteaux....................      172        16.0          1,346           102      12/31/2002
Credit Agricole S.A.,
  Paris......................      930         3.3         28,014         1,286      12/31/2003
E.ON AG, Dusseldorf..........    1,275         3.6         34,398         5,111      12/31/2003
Hana Bank, Seoul.............      236         8.2          1,832           214      12/31/2002
HeidelbergCement AG,
  Heidelberg.................      510        15.1          4,185           133      12/31/2003
Heidelberger Druckmaschinen
  AG, Heidelberg.............      316        12.0          1,230          (695)      3/31/2004
KarstadtQuelle AG, Essen.....      244        10.5          1,709           113      12/31/2003
Linde AG, Wiesbaden..........      591        11.6          3,886           109      12/31/2003
mg technologies ag,
  Frankfurt/Main.............      218        10.1          1,705          (195)     12/31/2003
Munchener Ruckversicherungs-
  Gesellschaft
  Aktiengesellschaft in
  Munchen, Munich............    2,767        12.4         19,382          (400)     12/31/2003
RWE AG, Essen................      898         5.1          9,065           936      12/31/2003
Schering AG, Berlin..........      917        11.8          2,918           446      12/31/2003
Siemens AG, Munich...........      777         1.4         23,715         2,541       9/30/2003
Total S.A., Paris............      742         1.2         31,070         7,219      12/31/2003
Unicredito Italiano S.p.A.,
  Milan......................    1,337         4.9         11,736         1,793      12/31/2003
Worms et Cie, Paris..........      292        14.8          2,012           112      12/31/2003

---------------

(1) Market value Greater-Equal to E100 million or percentage of shares owned Greater-Equal to 5%, or market value Greater-Equal to E500 million, without trading portfolio of banking business.

(2) Including shares held by dependent subsidiaries (incl. consolidated investment funds).

                                 ALLIANZ GROUP

                        DECEMBER 31, 2003, 2002 AND 2001

OTHER INTERESTS

     Associated or other non-consolidated asset management companies hold the following shareholdings in the listed companies shown below.

                                                                                                   INTEREST OF THE
                                                                                                    ALLIANZ GROUP
                                    EQUITY INVESTMENTS HELD BY ASSET MANAGEMENT COMPANIES           IN THE ASSET
                              ------------------------------------------------------------------     MANAGEMENT
                                                                                   BALANCE SHEET      COMPANIES
                              MARKET VALUE   % OWNED   GROUP EQUITY   NET PROFIT       DATE            % OWNED
                              ------------   -------   ------------   ----------   -------------   ---------------
                                 E(MN)                    E(MN)         E(MN)
Deutsche Lufthansa AG,
  Cologne...................      508         10.0        4,172          722        12/31/2002            50
MAN AG, Munich..............      856         24.2        2,891          147        12/31/2002            50

DISCLOSURE OF EQUITY INVESTMENTS

     Information is filed separately with the Commercial Register in Munich (HRB
7158) and published on our website together with the documentation for the Annual General Meeting.

                                                                      SCHEDULE I

                                 ALLIANZ GROUP

                            SUMMARY OF INVESTMENTS*
                               DECEMBER 31, 2003

                                                                                          AMOUNT
                                                              AMORTIZED                  SHOWN IN
                                                                COST      FAIR VALUE   BALANCE SHEET
                                                              ---------   ----------   -------------
                                                                E(MN)       E(MN)          E(MN)
Fixed maturities:
  Government and agency mortgage-backed securities
     (residential and commercial)...........................     6,526       6,462          6,462
  Corporate mortgage-backed securities (residential and
     commercial)............................................       535         557            557
  Other asset-backed securities.............................       929         957            957
  Government Bonds:
     Germany................................................    55,592      57,667         57,657
     Italy..................................................    21,182      21,790         21,771
     France.................................................    10,670      11,166         11,155
     Spain..................................................     6,264       6,649          6,649
     Belgium................................................     4,062       4,181          4,181
     Austria................................................     4,014       4,095          4,093
     Greece.................................................     2,845       2,917          2,917
     Netherlands............................................     2,428       2,497          2,497
     Switzerland............................................     2,400       2,467          2,466
     United States..........................................     2,316       2,375          2,375
     Korea..................................................     2,029       2,042          2,042
     United Kingdom.........................................     1,947       1,971          1,971
     Portugal...............................................     1,910       1,924          1,924
     Australia..............................................     1,567       1,556          1,556
     Finland................................................     1,136       1,186          1,186
     Luxembourg.............................................     1,047       1,074          1,074
     Ireland................................................       795         810            810
     Hungary................................................       660         633            633
     Canada.................................................       568         579            579
     Mexico.................................................       564         619            586
     Sweden.................................................       417         436            436
     Slovakia...............................................       394         396            396
     All other countries....................................     1,900       1,931          1,933
Corporate Bonds:
     Public utilities.......................................     7,403       7,876          7,876
     All other corporate bonds..............................    79,968      82,938         82,867
Other fixed maturity investments............................       339         344            339
                                                               -------     -------        -------
       Total fixed maturities...............................   222,407     230,095        229,945
                                                               -------     -------        -------
Equity securities:
  Common stocks:
     Public utilities.......................................     4,339       5,158          5,158
     Banks, insurance companies, funds......................    13,132      15,386         15,386
     Industrial, miscellaneous and all other................    25,514      27,658         27,658
     Non-redeemable preferred stocks........................        61          68             68
                                                               -------     -------        -------
       Total equity securities..............................    43,046      48,270         48,270
Mortgage loans on real estate...............................    13,831      13,831         13,831
Real Estate.................................................    10,501      13,804         10,501
Policy loans................................................     2,416       2,416          2,416
Short-term investments......................................     1,544       1,544          1,544
Other investments...........................................     4,280       4,338          4,338
                                                               -------     -------        -------
       Total investments....................................   298,025     314,298        310,845
                                                               =======     =======        =======

---------------

* Includes all Allianz Group investments except trading portfolios.

                                                                     SCHEDULE II

                           ALLIANZ AKTIENGESELLSCHAFT

               PARENT ONLY CONDENSED BALANCE SHEETS (IFRS BASIS)*
                         AT DECEMBER 31, 2003 AND 2002

                                                               2003     2002
                                                              ------   ------
                                                              E(MN)    E(MN)
Assets:
Investment in subsidiaries and affiliates...................  56,329   53,652
Other invested assets.......................................  24,550   20,729
Insurance reserves ceded....................................   3,978    4,429
Cash funds and cash equivalents.............................      13       41
Other assets................................................   8,424    6,432
                                                              ------   ------
                                                              93,294   85,283
                                                              ======   ======
Liabilities & Shareholders' Equity:
Insurance reserves..........................................  17,169   18,389
Participation certificates and subordinated liabilities.....   3,606    4,024
Certificated liabilities....................................  23,049   22,849
Other liabilities...........................................  20,878   18,347
                                                              ------   ------
                                                              64,702   63,609
Shareholders' equity........................................  28,592   21,674
                                                              ------   ------
                                                              93,294   85,283
                                                              ======   ======

---------------

* For reasons of comparability with the current reporting year, prior year figures were adjusted through reclassifications that do not affect net income or shareholders' equity.

                                                                     SCHEDULE II

                           ALLIANZ AKTIENGESELLSCHAFT

            PARENT ONLY CONDENSED STATEMENTS OF INCOME (IFRS BASIS)*
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                               2003     2002    2001
                                                              ------   ------   -----
                                                              E(MN)    E(MN)    E(MN)
Revenues:
  Net premiums earned.......................................   3,608    3,783   3,479
  Investment income.........................................     665    3,169   2,663
  Other income..............................................     433      470     307
                                                              ------   ------   -----
                                                               4,706    7,422   6,449
Expenses:
  Insurance benefits........................................   2,855    3,102   3,401
  Acquisition costs and administrative expenses.............   1,160    1,367   1,154
  Investment expense........................................   1,645    1,591   1,003
  Other expense.............................................     704      578     831
                                                              ------   ------   -----
                                                               6,364    6,638   6,389
                                                              ------   ------   -----
Income before tax...........................................  (1,658)     784      60
  Income tax................................................    (797)    (868)   (638)
                                                              ------   ------   -----
Income before equity in undistributed net income of
  subsidiaries..............................................    (861)   1,652     698
Equity in undistributed net income of subsidiaries..........   2,751   (3,148)    887
                                                              ------   ------   -----
     Net Income.............................................   1,890   (1,496)  1,585
                                                              ======   ======   =====

---------------

* For reasons of comparability with the current reporting year, prior year figures were adjusted through reclassifications that do not affect net income or shareholders' equity.

                                                                     SCHEDULE II

                           ALLIANZ AKTIENGESELLSCHAFT

          PARENT ONLY CONDENSED STATEMENT OF CASH FLOWS (IFRS BASIS)*
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                               2003     2002      2001
                                                              ------   -------   ------
                                                              E(MN)     E(MN)    E(MN)
Cash flows from operating activities:
  Net income................................................   1,890    (1,496)   1,585
  Adjustments to reconcile net income to cash provided by
     operating activities:

     Equity in undistributed net income of consolidated
      subsidiaries..........................................  (2,751)    3,148     (887)
     Change in insurance reserves -- net....................    (769)      968      844
     Change in other assets.................................  (1,992)   (2,544)    (749)
     Change in other liabilities............................   2,530     3,824    6,261
                                                              ------   -------   ------
Net cash (used) provided by operating activities............  (1,092)    3,900    7,054
                                                              ------   -------   ------
Cash flows from investing activities:
  Change in investments in subsidiaries.....................  (2,677)   (3,609)  (1,517)
  Change in other invested assets...........................  (3,821)    1,984   (8,056)
                                                              ------   -------   ------
Net cash used in investing activities.......................  (6,498)   (1,625)  (9,573)
                                                              ------   -------   ------
Cash flows from financing activities:
  Change in certificated liabilities, participation
     certificates and subordinated liabilities..............    (218)    9,274    7,219
  Net proceeds from issuance of common stocks and additional
     paid in capital........................................   4,562        16      275
  Dividends paid............................................    (374)     (364)    (369)
  Other changes on shareholders' capital....................   3,592   (11,244)  (4,583)
                                                              ------   -------   ------
Net cash provided (used) by financing activities............   7,562    (2,318)   2,542
                                                              ------   -------   ------
Net (decrease) increase in cash.............................     (28)      (43)      23
Cash at January 1...........................................      41        84       61
                                                              ------   -------   ------
Cash at December 31.........................................      13        41       84
                                                              ======   =======   ======

---------------

* For reasons of comparability with the current reporting year, prior year figures were adjusted through reclassifications that do not affect net income or shareholders' equity.

                                                                    SCHEDULE III

                                 ALLIANZ GROUP

                      SUPPLEMENTARY INSURANCE INFORMATION*
                        DECEMBER 31, 2003, 2002 AND 2001

                                                            FUTURE
                                                            POLICY                   OTHER
                                            DEFERRED      BENEFITS,                  POLICY
                                             POLICY        LOSSES,                 CLAIMS AND   PREMIUM
                                           ACQUISITION    CLAIMS AND    UNEARNED    BENEFITS    REVENUE
                                              COSTS      LOSS EXPENSE   PREMIUMS    PAYABLE     (EARNED)
                                              GROSS         GROSS        GROSS       GROSS        NET
                                           -----------   ------------   --------   ----------   --------
                                              E(MN)         E(MN)        E(MN)       E(MN)       E(MN)
At and for the year ended December 31,
  2003:
Life/Health..............................     9,417        216,790          236      16,639      19,402
Property-Casualty........................     3,416         63,887       11,962       1,957      36,576
                                             ------        -------       ------      ------      ------
     Total...............................    12,833        280,677       12,198      18,596      55,978
                                             ======        =======       ======      ======      ======
At and for the year ended December 31,
  2002:
Life/Health..............................     7,676        209,159          209      15,182      19,410
Property-Casualty........................     3,174         66,911       12,039       2,263      35,723
                                             ------        -------       ------      ------      ------
     Total...............................    10,850        276,070       12,248      17,445      55,133
                                             ======        =======       ======      ======      ======
At and for the year ended December 31,
  2001:
Life/Health..............................     8,327        195,004          241      20,010      18,979
Property-Casualty........................     3,169         69,333       12,150       2,774      33,766
                                             ------        -------       ------      ------      ------
     Total...............................    11,496        264,337       12,391      22,784      52,745
                                             ======        =======       ======      ======      ======

---------------

* After eliminating intra-Allianz Group transactions between segments.

                                                                    SCHEDULE III

                                 ALLIANZ GROUP

                      SUPPLEMENTARY INSURANCE INFORMATION*
                        DECEMBER 31, 2003, 2002 AND 2001

                                                        BENEFITS    AMORTIZATION
                                                        CLAIMS,     OF DEFERRED
                                                       LOSSES AND      POLICY        OTHER
                                          INVESTMENT   SETTLEMENT   ACQUISITION    OPERATING   PREMIUMS
                                            INCOME      EXPENSES       COSTS       EXPENSES    WRITTEN
                                             NET          NET           NET           NET        NET
                                          ----------   ----------   ------------   ---------   --------
                                            E(MN)        E(MN)         E(MN)         E(MN)      E(MN)
At and for the year ended December 31,
  2003:
Life/Health.............................     9,325       24,229        1,937         3,907      19,438
Property-Casualty.......................     5,894       26,203        5,553         7,338      37,305
                                            ------       ------        -----        ------      ------
     Total..............................    15,219       50,432        7,490        11,245      56,743
                                            ======       ======        =====        ======      ======
At and for the year ended December 31,
  2002:
Life/Health.............................     6,495       21,648        2,358         3,376      19,404
Property-Casualty.......................     6,913       28,141        5,783         7,569      36,392
                                            ------       ------        -----        ------      ------
     Total..............................    13,408       49,789        8,141        10,945      55,796
                                            ======       ======        =====        ======      ======
At and for the year ended December 31,
  2001:
Life/Health.............................     7,981       22,679        2,523         2,772      18,960
Property-Casualty.......................     6,707       27,475        4,983         8,495      34,790
                                            ------       ------        -----        ------      ------
     Total..............................    14,688       50,154        7,506        11,267      53,750
                                            ======       ======        =====        ======      ======

---------------

* After eliminating intra-Allianz Group transactions between segments.

                                                                     SCHEDULE IV

                                 ALLIANZ GROUP

                     SUPPLEMENTARY REINSURANCE INFORMATION*
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                              DIRECT    CEDED TO     ASSUMED               AMOUNT
                                               GROSS      OTHER     FROM OTHER     NET     ASSUMED
                                              AMOUNT    COMPANIES   COMPANIES    AMOUNT    TO NET
                                              -------   ---------   ----------   -------   -------
                                               E(MN)      E(MN)       E(MN)       E(MN)
2003:
Life insurance in force.....................  624,901    (62,231)     44,096     606,766     7.27%
                                              =======    =======      ======     =======
Premiums earned:
  Life/Health insurance(1)..................   19,968     (1,242)        676      19,402     3.48%
  Property-Casualty insurance, including
     title insurance(2).....................   40,111     (5,528)      1,993      36,576     5.45%
                                              -------    -------      ------     -------
       Total premiums.......................   60,079     (6,770)      2,669      55,978     4.77%
                                              =======    =======      ======     =======
2002:
Life insurance in force(3)..................  616,019    (74,308)     48,051     589,762     8.15%
                                              =======    =======      ======     =======
Premiums earned:
  Life/Health insurance(1)..................   19,967     (1,207)        650      19,410     3.35%
  Property-Casualty insurance, including
     title insurance(2).....................   39,796     (6,150)      2,077      35,723     5.81%
                                              -------    -------      ------     -------
       Total premiums.......................   59,763     (7,357)      2,727      55,133     4.95%
                                              =======    =======      ======     =======
2001:
Life insurance in force(3)..................  562,634    (65,674)     43,256     540,216     8.01%
                                              =======    =======      ======     =======
Premiums earned:
  Life/Health insurance(1)..................   19,375     (1,169)        773      18,979     4.07%
  Property-Casualty insurance, including
     title insurance(2).....................   32,626     (6,668)      7,808      33,766    23.12%
                                              -------    -------      ------     -------
       Total premiums.......................   52,001     (7,837)      8,581      52,745    16.27%
                                              =======    =======      ======     =======

---------------

(1) Life/Health have been combined for this schedule.

(2) Title insurance has been combined with Property-Casualty insurance.

(3) Life insurance in force amounts for prior years have been adjusted for reasons of comparability with the current year presentation.

*  After eliminating intra-Allianz Group transactions between segments.

                                   SIGNATURES

     The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          ALLIANZ AKTIENGESELLSCHAFT

                                          /s/ MICHAEL DIEKMANN
                                          --------------------------------------
                                          Name: Michael Diekmann
                                          Title: Chief Executive Officer

                                          /s/ DR. HELMUT PERLET
                                          --------------------------------------
                                          Name: Dr. Helmut Perlet
                                          Title: Chief Financial Officer

Date: July 15, 2004

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                              DOCUMENT
-------                             --------
  1.1     Articles of Association, dated June 18, 2004
  4.1     Principles of Cooperation between Allianz AG and Munich Re, dated May 2000 (Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form 20-F (File
          No. 1-15154))
  4.2     Letter of Intent between Allianz AG and Munich Re, dated May
          4, 2000 (Incorporated by reference to Exhibit 3.2 to the
          Registrant's Registration Statement on Form 20-F (File No.
          1-15154))
  4.3     Agreement in Principle between Allianz AG and Munich Re,
          dated April 4, 2001 (Incorporated by reference to Exhibit
          4.3 to the Registrant's Annual Report on Form 20-F for the
          year ended December 31, 2000)
  4.4     Basic Agreement between Allianz AG and Dresdner Bank, dated
          March 31, 2001 (Incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F for the year
          ended December 31, 2000)
  4.5     First Supplement to Principles of Cooperation between
          Allianz AG and Munich Re, dated December 2001 (Incorporated by reference to Exhibit 4.5 to the Registrant's Annual
          Report on Form 20-F for the year ended December 31, 2001)
  4.6     Second Supplement to Principles of Cooperation between
          Allianz AG and Munich Re, dated December 19, 2002
          (Incorporated by reference to Exhibit 4.6 to the
          Registrant's Annual Report on Form 20-F for the year ended
          December 31, 2002)
  4.7     Third Supplement to Principles of Cooperation between
          Allianz AG and Munich Re, dated March 20, 2003 (Incorporated by reference to Exhibit 4.7 to the Registrant's Annual
          Report on Form 20-F for the year ended December 31, 2002)
  4.8     Cancellation Agreement with respect to the Principles of
          Cooperation between Allianz AG and Munich Re, dated October
          2003
  8.1     List of subsidiaries
 12.1     Certification of the Chief Executive Officer required by
          Section 302 of the Sarbanes-Oxley Act of 2002
 12.2     Certification of the Chief Financial Officer required by
          Section 302 of the Sarbanes-Oxley Act of 2002
 13.1     Certification of the Chief Executive Officer required by
          Section 906 of the Sarbanes-Oxley Act of 2002
 13.2     Certification of the Chief Financial Officer required by
          Section 906 of the Sarbanes-Oxley Act of 2002
 14.1     Consent of KPMG Deutsche Treuhand-Gesellschaft AG
          Wirtschaftsprufungsgesellschaft