Form 20-F
period 2004-12-31
ALLIANZ AKTIENGESELLSCHAFT
filed 2005-04-19
CIK 1127508

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-15154

ALLIANZ AKTIENGESELLSCHAFT

(Exact name of registrant as specified in its charter)

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

Königinstrasse 28, 80802 Munich, Germany

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares (without par value)*	The New York Stock Exchange, Inc.
*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at December 31, 2004:

Ordinary shares, without par value	366,859,799 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES  ☒        NO  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐        Item 18  ☒

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report, the terms “we,” “us” and “our” refer to Allianz Aktiengesellschaft (or Allianz AG, and together with its consolidated subsidiaries, the Allianz Group), unless the context requires otherwise.

Unless otherwise indicated, when we use the term “consolidated financial statements,” we are referring to the consolidated financial statements (including the related notes) of Allianz AG as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, which have been audited by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (or IFRS), which differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). For a discussion of significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity under IFRS and U.S. GAAP, you should read Note 48 to the consolidated financial statements. In addition, the amounts set forth in some of the tables may not add up to the total amounts given in those tables due to rounding.

References herein to “$”, “U.S.$” and “U.S. dollars” are to United States dollars and references to “€” and “Euro” are to the Euro, the single currency established for participants in the third stage of the European Economic and Monetary Union (or EMU), commencing January 1, 1999. We refer to the countries participating in the third stage of the EMU as the “Euro zone.”

For convenience only (except where noted otherwise), some of the Euro figures have been translated into U.S. dollars at the rate of $1.2972 = €1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on April 11, 2005. These translations do not mean that the Euro amounts actually represent those U.S. dollar amounts or could be converted into U.S. dollars at those rates. See “Key Information—Exchange Rate Information” for information concerning the noon buying rates for the Euro from January 1, 2000 through April 11, 2005.

Unless otherwise indicated, when we use the terms “gross premiums,” “gross premiums written” and “gross written premiums,” we are referring to premiums (whether or not earned) for insurance policies written during a specific period, without deduction for premiums ceded to reinsurers, and when we use the terms “net premiums,” “net premiums written” and “net written premiums,” we are referring to premiums (whether or not earned) for insurance policies written during a specified period, after deduction for premiums ceded to reinsurers.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These include statements under “Information on the Company,” “Operating and Financial Review and Prospects,” “Quantitative and Qualitative Disclosures About Market Risk” and elsewhere in this annual report relating to, among other things, our future financial performance, plans and expectations regarding developments in our business, growth and profitability, and general industry and business conditions applicable to the Allianz Group. These forward-looking statements can generally be identified by terminology such as “may,” “will,” “should,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or other similar terminology. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements or those of our industry to be materially different from or worse than those expressed or implied by these forward-looking statements. These factors include, without limitation:

•	general economic conditions, including in particular economic conditions in our core business areas and core markets;

•	function and performance of global financial markets, including emerging markets;

•	frequency and severity of insured loss events, including terror attacks, environmental and asbestos claims;

•	mortality and morbidity levels and trends;

•	persistency levels;

•	interest rate levels;

•	currency exchange rate developments, including the Euro/U.S. dollar exchange rate;

•	levels of additional loan loss provisions;

•	further impairments of investments;

•	general competitive factors, in each case on a local, regional, national and global level;

•	changes in laws and regulations, including in the United States and in the European Union;

•	changes in the policies of central banks and/or foreign governments;

•	the impact of acquisitions, including related integration and restructuring issues; and

•	terror attacks, events of war, and their respective consequences.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Selected Consolidated Financial Data

The selected consolidated financial data set forth below are derived from our consolidated financial statements, which have been audited by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft.

We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity under IFRS to U.S. GAAP, you should read Note 48 to the consolidated financial statements.

You should read the information below in conjunction with our consolidated financial statements and the other financial information we have included elsewhere in this annual report.

	At or For the Year Ended December 31,
	2004(1)	2004	2003	2002	2001	2000
	$	€	€	€	€	€
	(In millions, except per share data)
IFRS consolidated income statement data
Gross premiums written(2)
Property-Casualty	56,791	43,780	43,420	43,293	42,137	38,382
Life/Health	26,873	20,716	20,689	20,664	20,145	20,239
Consolidation adjustments(3)	(1,044)	(805)	(722)	(804)	(694)	(736)

Total	82,620	63,691	63,387	63,153	61,588	57,885
Premiums earned (net)	73,667	56,789	55,978	55,133	52,745	49,907
Total income
Property-Casualty	63,115	48,655	50,772	55,556	48,770	45,197
Life/Health	45,917	35,397	36,692	36,536	34,092	37,251
Banking Operations	15,659	12,071	13,830	21,275	12,755	1,722
Asset Management Operations	4,242	3,270	3,059	3,185	2,738	1,722
Consolidation adjustments(3)	(4,885)	(3,766)	(2,698)	(8,876)	(2,705)	(2,103)

Total	124,047	95,627	101,655	107,676	95,650	83,789
Net income (loss)	2,853	2,199	1,890	(1,496)	1,585	3,448
Basic earnings per share	7.80	6.01	5.59	(5.40)	6.51	14.05
Diluted earnings per share	7.76	5.98	5.57	(5.40)	6.51	14.05
U.S. GAAP consolidated income statement data
Net income (loss)	3,737	2,881	2,245	(1,260)	4,246	6,519
Basic earnings per share	10.21	7.87	6.71	(4.79)	16.30	28.85
Diluted earnings per share	10.16	7.83	6.70	(4.79)	16.30	28.85
IFRS consolidated balance sheet data
Group’s own investments(4)	613,957	473,294	394,821	395,321	462,219	337,793
Total assets	1,290,322	994,698	935,912	852,133	942,986	440,008
Total insurance reserves	460,759	355,195	311,471	305,763	299,512	284,824
Total liabilities	1,237,969	954,339	898,953	822,145	911,373	404,416
Issued capital and capital reserves	25,208	19,433	19,347	14,785	14,769	7,994
Shareholders’ equity	39,990	30,828	28,592	21,674	31,613	35,592
Shareholders’ equity per share	109	84	85	78	114	127
Weighted average number of shares outstanding
Basic	365.9	365.9	338.2	276.9	277.8	279.8
Diluted	368.1	368.1	339.8	276.9	277.8	279.8
U.S. GAAP consolidated balance sheet data
Shareholders’ equity	43,301	33,380	30,825	22,836	31,655	35,102
Shareholders’ equity per share	118	91	91	83	114	125
Other financial and operating data
Combined ratio	92.9%	92.9%	97.0%	105.7%	108.8%	104.9%
Third-party assets	758,374	584,624	564,714	560,588	620,458	336,424
Market capitalization	46,616	35,936	36,637	22,111	64,156	97,813

(1)	Amounts given in Euros have been translated for convenience only into U.S. dollars at the rate of $1.2972 = €1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on April 11, 2005. See “Presentation of Financial and Other Information.”
(2)	In some countries, health insurance operations are reflected in either or both of the property-casualty and life/health segments in accordance with local practice and regulatory considerations.
(3)	Represents the elimination of intercompany transactions between Allianz Group companies in different segments.
(4)	For additional information on Group’s own investments, see “Information on the Company—Asset Management Operations—Group’s Own Investments.”

Dividends

The following table sets forth the annual dividends paid per ordinary share and American Depositary Share (or “ADS”) equivalent for 2000 through 2004. The table does not reflect the related tax credits available to German taxpayers. See “Additional Information—Taxation—German Taxation—Taxation of Dividends.”

	Dividend per ordinary share		Dividend paid per ADS equivalent
	€	$	€	$
2000	1.50	1.42	0.150	0.142
2001	1.50	1.42	0.150	0.142
2002	1.50	1.76	0.150	0.176
2003	1.50	1.82	0.150	0.182
2004(1)	1.75	2.27	0.175	0.227

(1)	Dividend amounts given in Euros have been translated for convenience only into U.S. dollars at the rate of $1.2972 = €1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on April 11, 2005. See “Presentation of Financial and Other Information.”

Although the ability to pay future dividends will depend upon our future earnings, financial condition (including our cash needs), prospects and other factors, we do not presently anticipate any changes to our current dividend policy. However, you should not assume that any dividends will actually be paid or make any assumptions about the amount of dividends which will be paid in any given year. See “Financial Information—Dividend Policy.”

Exchange Rate Information

The table below sets forth, for the periods indicated, information concerning the noon buying rates for the Euro expressed in U.S. dollars per €1.00. No representation is made that the Euro or U.S. dollar amounts referred to herein could be or could have been converted into U.S. dollars or Euros, as the case may be, at any particular rate or at all.

	High	Low	Period average(1)	Period end
	($ per €1.00)
2000	1.0335	0.8270	0.9207	0.9388
2001	0.9535	0.8370	0.8952	0.8901
2002	1.0485	0.8594	0.9454	1.0485
2003	1.2597	1.0361	1.1321	1.2597
2004	1.3625	1.1801	1.2478	1.3538
October	1.2783	1.2271	1.2573	1.2746
November	1.3288	1.2703	1.3000	1.3259
December	1.3625	1.3224	1.3423	1.3538
2005
January	1.3476	1.2954	1.3263	1.3049
February	1.3274	1.2773	1.3146	1.3224
March	1.3465	1.2877	1.3079	1.2969
April (until April 11, 2005)	1,2972	1.2838	1.2934	1.2972

(1)	Computed using the average of the noon buying rates for Euros on the last business day of each month during the relevant annual period or on the first and last business days of each month during the relevant monthly period.

On April 11, 2005, the noon buying rate for the Euro was $1.2972.

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

Over the past several years, movements in both short- and long-term interest rates have affected the level and timing of recognition of gains and losses on securities held in our various investment portfolios. Our investment portfolios are heavily weighted toward Euro-denominated fixed-income investments. Accordingly, interest rate movements in the Euro zone will significantly affect the value of our investment portfolios. Excluding trading portfolios, fixed income securities constituted 79.6% of our Group’s own investment at December 31, 2004. For additional information on our fixed-income investments, see “Information on the Company—Asset Management Operations—Group’s Own Investments—Insurance Operations Investments—Fixed-Income Investments” and “Information on the Company—Selected Statistical Information Relating to Our Banking Operations.” An increase in interest rates could substantially decrease the value of our fixed income portfolio, and any unexpected change in interest rates could materially adversely affect our bond and interest rate derivative positions.

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

We hold a significant equity portfolio, which represented approximately 14.6% of our Group’s own investments at December 31, 2004, excluding trading portfolios. For additional information on our equity investments, see “Information on the Company—Asset Management Operations—Group’s Own Investments—Insurance Operations Investments—Equity Investments” and “Information on the Company—Selected Statistical Information Relating to Our Banking Operations.” Our equity investment portfolio includes, in particular, large stakes in a number of major German companies, including Schering AG, Linde AG, Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München (or “Munich Re”) and Beiersdorf AG, as well as significant holdings in companies in Spain, Italy and France, and equity investments in companies in virtually all major financial markets of the world. Fluctuations in equity markets affect the market value and liquidity of these holdings.

We also have real estate holdings in our investment portfolio, the value of which is likewise exposed to changes in real estate market prices and volatility.

Most of our assets and liabilities are recorded at fair value, including trading assets and liabilities, and securities available-for-sale. Changes in the value of securities held for trading purposes are recorded through our consolidated income statement. Changes in the market value of securities available-for-sale are recorded directly in our consolidated shareholders’ equity. Securities available-for-sale are reviewed regularly for impairment, with writedowns to fair value charged to income if an other-than-temporary diminution in value occurs. If a decline in the market value below the original cost of an available-for-sale security is considered other-than-temporary, the decline in value will be recorded in the consolidated income statement.

Market and other factors could adversely affect goodwill, deferred policy acquisition costs and deferred tax assets; our deferred tax assets are also potentially impacted by changes in tax legislation.

Business and market conditions may impact the amount of goodwill we carry in our consolidated accounts. As of December 31, 2004, we have recorded goodwill in an aggregate amount of €11,677 million, of which €1,633 million relates to our banking business, €6,178 million to our asset management business and €3,866 million relates to our insurance business.

Our banking operations, of which Dresdner Bank AG (or “Dresdner Bank”, and together with its consolidated subsidiaries, the “Dresdner Bank Group”) represents by far the most significant component, reported net income of €104 million for the year ended December 31, 2004. See “Operating and Financial Review and Prospects—Banking Operations—Results of Operations.” As the value of certain other parts of our businesses, including in particular our asset management business, are also significantly impacted by such factors as the state of financial markets and ongoing operating performance, significant declines in financial markets or operating performance could also result in impairment of other goodwill carried by us and result in significant writedowns, which could be material. No impairments were recorded for goodwill in 2004.

The assumptions we made with respect to recoverability of deferred policy acquisition costs (or “DAC”), are also affected by such factors as operating performance and market conditions. DAC is incurred in connection with the production of new and renewal insurance business and is deferred and amortized generally in proportion to profits or to premium income expected to be generated over the life of the underlying policies, depending on the classification of the product. If the assumptions on which expected profits are based prove to be incorrect, it may be necessary to accelerate amortization of DAC, even to the extent of writing down DAC through impairments, which could materially adversely affect results of operations. No impairments were recorded for DAC in 2004.

As of December 31, 2004, we had a total of €13,809 million in net deferred tax assets and €14,486 million in deferred tax liabilities. The calculation of the respective tax assets and liabilities is based on current tax laws and accounting standards and depends on the performance of the Allianz Group as a whole and certain business units in particular. At December 31, 2004, €5,337 million (2003: €5,753 million) of deferred tax assets depended on the ability to use existing tax-loss carry forwards.

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

Allianz AG acts as the principal reinsurer for the Allianz Group companies. At the same time, Allianz AG is a holding company, conducting its insurance and financial services operations through direct and indirect subsidiaries. In addition to premiums from our reinsurance operations, the principal sources of Allianz AG’s funds are dividends received from subsidiaries, associated companies and other equity investments as well as funds that we may raise from time to time through the issuance of debt or equity securities or through bank or other borrowings. Allianz AG’s uses of funds include payment of interest and principal on our outstanding debt, obligations arising in our reinsurance business, which may include large and unpredictable claims including catastrophe claims, as well as the funding of potential capital requirements of our operating subsidiaries or of acquisitions.

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

In accordance with industry practice and accounting and regulatory requirements, we establish reserves for loss and loss adjustment expenses related to our property-casualty insurance and reinsurance businesses, including property-casualty business in run-off. Reserves are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. Such estimates are made both on a case-by-case basis, based on the facts and circumstances available at the time the reserves are established, as well as in respect of losses that have been incurred but not reported (or “IBNR”) to the Allianz Group. These reserves represent the estimated ultimate cost necessary to bring all pending reported and IBNR claims to final settlement.

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

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. We also conduct reviews of various lines of business to consider the adequacy of reserve levels. Based on current information available to us and on the basis of our internal procedures, our management considers that these reserves are adequate. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on our earnings. See “Information on the Company—Property-Casualty Insurance Reserves.”

Asbestos-related and Environmental Pollution Claims. In relation to asbestos-related and environmental pollution, it has been necessary, and may over time continue to be necessary, to revise estimated potential loss exposure and, therefore, the related loss reserves. Changes in law, novel or changing policy interpretations, evolving judicial theories as well as developments in class action litigation add to the uncertainties inherent in claims of this nature. As a result, we continue to monitor developments in asbestos-related and environmental claims and may determine that further adjustments in the reserve amounts are required in the future. In 2002, reserves were increased for asbestos and environmental claims in the United States by €762 million following external and internal actuarial reviews. During 2005, we will update our analysis of the ground-up asbestos and environmental claims exposures of Fireman’s Fund Insurance Company (or “Fireman’s Fund”). For further information see “Information on the Company—Property-Casualty Insurance Reserves—Asbestos and Environmental Reserves in the United States” and “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Property-Casualty Insurance Reserves.”

Run-off Insurance Businesses. We maintain loss reserves in our run-off insurance businesses to cover our estimated ultimate liability for losses and loss adjustment expenses for reported and unreported losses incurred as of the end of each fiscal year. In 2002, we ceased underwriting certain lines of business formerly pursued by Fireman’s Fund in the United States, including the surety, national accounts, diversified risk and medical malpractice lines of business. We believe that reserves associated with lines in run-off are adequate. However, the costs and liabilities associated with these divested and run-off businesses and other contingent liabilities could cause us to take additional charges that could be material to our results of operations.

Actuarial experience and other factors could differ from that assumed in the calculation of life/health actuarial reserves and pension liabilities.

The assumptions we make in assessing our life/health insurance reserves may differ from what we experience in the future. We derive our life/health insurance reserves using “best estimate” actuarial practices and assumptions. These assumptions include the assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed income and other categories, policyholder bonus rates (some of which are guaranteed), mortality and morbidity rates, policyholder lapses and future expense levels. We monitor our actual experience of these assumptions and to the extent that we consider that this experience will continue in the longer term we refine our long-term assumptions. Similarly, estimates of our own pension obligations necessarily depend on assumptions concerning future actuarial, demographic, macroeconomic and financial markets developments. Changes in any such assumptions may lead to changes in the estimates of life/health insurance reserves or pension obligations.

We have a substantial portfolio of contracts with guaranteed investment returns, including endowment and annuity products for the German market as well as certain guaranteed contracts in other markets. The amounts payable by us at maturity of an endowment policy in Germany and in certain other markets include a “guaranteed benefit,” an amount that, in practice, is equal to a legally mandated maximum rate of return on actuarial reserves. See “Information on the Company—Regulation and Supervision—Insurance—Germany—Life Insurance.” If interest rates should remain at current historically low levels, we could be required to provide additional funds to our life/health subsidiaries to support their obligations in respect of products with higher guaranteed returns, or increase reserves in respect of such products, which could in turn have a material adverse effect on our results of operations.

In the United States, we have a substantial portfolio of contracts with guaranteed investment returns indexed to equity markets. We enter into derivative contracts as a means of mitigating the risk of investment returns underperforming guaranteed returns. There can be no assurance that the hedging arrangements will satisfy the returns guaranteed to policyholders.

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

Although we monitor our overall exposure to catastrophes and other unpredictable events in each geographic region, each of our subsidiaries independently determines its own underwriting limits related to insurance coverage for losses from catastrophic events. We generally seek to reduce our exposure to these events through the purchase of reinsurance, selective underwriting practices and by monitoring risk accumulation. However, such efforts to reduce exposure may not be successful and claims relating to catastrophes may result in unusually high levels of losses and could have a material adverse effect on our financial position or results of operations. During 2002 and 2001 we incurred significant catastrophe losses, in particular net claims costs of approximately €1.5 billion relating to the terrorist attack of September 11, 2001. We also suffered losses from severe flooding in Germany and Central and Eastern Europe, which adversely affected our results by €710 million in 2002. In 2003 and 2004, we did not experience losses from catastrophe events at the levels seen in 2002 or 2001. During 2004, the Allianz Group experienced the following major natural catastrophe loss events: the four hurricanes Charley, Frances, Jeanne and Ivan in the South-Eastern United States, as well as the tsunamis in South Asia. As a result of the Allianz Group’s risk management system, the Allianz Group recorded only €216 million of net losses in connection with claims arising from the hurricanes which struck the South-Eastern United States in August and September 2004. Net losses in connection with the tsunamis which struck South Asia in late December 2004 amounted to €22 million. If natural or man-made catastrophes affecting properties we insure, occur with high frequency and/or severity, related claims could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

We have significant counterparty risk exposure.

We are subject to a variety of counterparty risks, including:

General Credit Risks. Third-parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers whose securities we hold, borrowers under loans made, customers, trading counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons.

Changes in trends and the investment climate in financial markets may result in an increase in investment impairments on our investment assets due to defaults and credit downgrades, and a further downturn in the economy generally could result in increased impairments. In addition, we are subject to geographic and industry concentrations with respect to our credit exposures, and as a result, developments in particular geographic regions or industries may adversely impact us. In particular, we have extended significant credit to financial institutions in Germany, and as a result any systemic risk materializing in the German financial industry could have a material adverse effect on our results of operations. See “Information on the Company—Selected Statistical Information Relating to Our Banking Operations” and “Quantitative and Qualitative Disclosures About Market Risk.”

Reinsurers. We transfer our exposure to certain risks in our property-casualty and life/health insurance business to others through reinsurance arrangements. Under these arrangements, other insurers assume a portion of our losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of our reinsurance will increase our risk of loss. When we obtain reinsurance, we are still liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of our reinsurers to meet their financial obligations could materially affect our results of operations. Although we conduct periodic reviews of the financial statements and reputations of our reinsurers, the reinsurers may become financially unsound by the time they are called upon to pay amounts due. For a discussion of our external reinsurance relationships, see “Information on the Company—Property-Casualty Operations by Geographic Region—Germany—Allianz AG” and “Quantitative and Qualitative Disclosures About Market Risk—Risk Controlling—Insurance Business.”

Developments at Dresdner Bank, including the development of operating performance, loan loss levels or writedowns and impairments, could adversely affect our results and may result in capital requirements that could constrain our operations.

In July 2001, we acquired Dresdner Bank. Our banking operations, of which Dresdner Bank is the most significant component, suffered significant net losses in 2002 and 2003 but returned to profitability in 2004 with net income of €142 million. If improvements seen in the bank’s operating performance do not continue and stabilize, our results could be adversely affected. The future success of our banking business depends in large part on our ability to continue to restore the profitability of Dresdner Bank. In the event that management is unable to successfully complete the implementation of the restructuring and cost-cutting measures announced and started to date, our financial performance and results of operations may be materially adversely affected.

Dresdner Bank may need to make additional loan loss provisions or recognize further credit losses as a result of weak economic conditions, declines in collateral value, inability to enforce security interests in collateral, an increase in corporate or personal bankruptcies, in particular in Germany, further deterioration of the financial position of borrowers or changes in reserve and risk management requirements.

Dresdner Bank has established the Institutional Restructuring Unit (or “IRU”) as a new division that started its activities in January 2003. The IRU’s task is to develop individual solutions for loan exposures and restructuring cases. The goal is to reduce risk capital requirements over the coming years by sale of credit or portfolio, reduction of credit limits, work-out of loans, restructuring of operative units, including possible sales of business activities and modern capital market instruments. Difficulties or delays in achieving their goal could lead to higher capital requirements for the Allianz Group. The result of operations could be adversely affected by any need for further reserving for potential loan losses arising in the process of selling or restructuring loans.

Capital ratios for Dresdner Bank at December 31, 2004 were 6.55% (2003: 6.56%) in the case of consolidated Tier I capital and 13.32% (2003: 13.39%) in the case of consolidated total capital under the risk adjusted capital guidelines (or “Basle Accord”) promulgated by the Basle Committee on Banking Supervision (BIS-rules). There can be no assurance that Dresdner Bank will be able to maintain its capital ratios at the above mentioned levels. Failure to do so could require us to restrict our banking operations, or further support our banking operations through injection of additional capital. Further, the BIS-rules, which have an important impact on the capital adequacy guidelines of the German Federal Financial Supervisory Authority (the Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”), are being revised and implementation is planned for 2006. At this time, we are unable to predict how the revised guidelines will affect our requirements for capital and the impact of these revisions on our banking or other operations. See “Information on the Company—Regulation and Supervision—Banking, Asset Management and Investment Services Germany—Capital Adequacy Requirements” for a discussion of the capital adequacy guidelines applicable to our banking operations. See also “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources.”

Many of our businesses are dependent on the financial strength and credit ratings assigned to us and our businesses by various rating agencies. Therefore, a downgrade in our ratings may materially adversely affect relationships with customers and intermediaries, negatively impact sales of our products and increase our cost of borrowing.

Standard & Poor’s Ratings Services (or Standard & Poor’s), Moody’s Investor Services (or Moody’s) and A.M. Best assign ratings to various obligations of certain Allianz Group companies. On March 20, 2003, Standard & Poor’s cut the Allianz Group’s financial strength ratings from AA to AA—, citing the Allianz Group’s negative performance and reduced capital base resulting from significant writedowns and losses in the period to December 31, 2002, and noted that Allianz AG continued to be on “negative outlook.” Likewise, on July 25, 2003, Moody’s lowered its rating for the senior unsecured debt securities issued by Allianz Group’s finance subsidiaries from Aa2 to Aa3. This downgrade came after the rating had been placed “under review” on May 22, 2003. The outlook on the Aa3 rating is now “stable.” On March 21, 2003 A.M. Best also cut the Allianz Group’s financial strength rating from A++ to A+, and noted that Allianz AG continued to be on “negative outlook.” Rating agencies can be expected to continue to monitor our financial strength, and no assurances can be given that further ratings downgrades will not occur, whether due to changes in our performance, changes in rating agencies’ industry views or ratings methodologies, or a combination of such factors.

Claims paying ability and financial strength ratings are a factor in establishing the competitive position of insurers. Our financial strength rating has a significant impact on the individual ratings of key subsidiaries. If a rating of certain subsidiaries falls below a certain threshold, the respective operating business may be significantly impacted. A ratings downgrade, or the potential for such a downgrade, of the Allianz Group or any of its insurance subsidiaries could, among other things, adversely affect relationships with agents, brokers and other distributors of our products and services, thereby negatively impacting new sales, adversely affect our ability to compete in our markets and increase our cost of borrowing. In particular, in those countries where primary distribution of our products is done through independent agents, such as the United States, further ratings downgrades could adversely impact sales of our life insurance products. Any further ratings downgrades could also materially adversely affect our cost of raising capital, and could, in addition, give rise to additional financial obligations or accelerate existing financial obligations which are dependent on maintaining specified rating levels.

If our asset management business underperforms, it may experience a decline in assets under management and related fee income.

While the assets under management in our asset management segment include a significant amount of funds related to Allianz Group’s insurance operations, a growing portion of our assets under management, particularly following the acquisitions of PIMCO in May 2000, Nicholas-Applegate in January 2001 and Dresdner Bank in July 2001, represents third-party funds. Results of our asset management activities are affected by share prices, share valuation, interest rates and market volatility. In addition, third-party funds are subject to withdrawal in the event our investment performance is not competitive with other asset management firms. Accordingly, fee income from the asset management business might decline if the level of our third-party assets under management were to decline due to investment performance or otherwise.

Increased geopolitical risks following the terrorist attack of September 11, 2001, and any future terrorist attacks, could have a continuing negative impact on our businesses.

After September 11, 2001, reinsurers generally either put terrorism exclusions into their policies or drastically increased the price for such coverage. Although we have attempted to exclude terrorist coverage from policies we write, this has not been possible in all cases, including as a result of legislative developments such as the Terrorism Risk Insurance Act (or “TRIA”) in the U.S. Furthermore, even if terrorism exclusions are permitted in our primary insurance policies, we may still have liability for fires and other consequential damage claims that follow an act of terrorism itself. As a result we may have liability under primary insurance policies for acts of terrorism and may not be able to recover a portion or any from our reinsurers.

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

Changes in existing, or new, government laws regulations in the countries in which we operate may materially impact us.

Our insurance, banking and asset management businesses are subject to detailed, comprehensive laws and regulation as well as supervision in all the countries in which we do business. Changes in existing laws and regulations may affect the way in which we conduct our business and the products we may offer. Changes in regulations relating to pensions and employment, social security, financial services including reinsurance business, taxation, securities products and transactions may materially adversely affect our insurance, banking and asset management businesses by restructuring our activities, imposing increased costs or otherwise.

In December 2004, Germany adopted a law, effective January 2005, implementing the directive of the European Union (EU) that provides for assessment of the capital requirements of a financial conglomerate on the group level, supervision of risk concentration and intra-group transactions and prevention of “double-gearing” of the capital of the holding or parent company, i.e., once in the holding or parent company and a second time in the subsidiary. We are a financial conglomerate within the scope of this directive and the German law. The law requires Allianz AG to submit to the German Federal Financial Supervisory Authority and the German Bundesbank its first calculation of capital adequacy as of year-end 2005. It is as yet unclear, however, how the capital requirements will be implemented in Germany in detail because the German regulations implementing the law have not been finalized. We have performed preliminary calculations based on business forecasts for 2005 and assumptions of the outcome of these pending regulations. These preliminary calculations indicate that we would meet these capital requirements by a sufficient margin. But as these calculations are based only on forecasts and assumptions of pending regulations, there can be no assurance that the current and future level of capital will be sufficient to meet the then finally implemented capital requirements.

In 2002, Germany adopted a law, effective January 2005, regarding assets covering technical reserves of reinsurance companies such as Allianz AG. It requires those assets to be appropriately diversified to prevent a reinsurer from relying excessively on any particular asset. This law anticipates an EU directive on reinsurance which is currently under discussion. Further amendments to the draft EU directive or an interpretation of the directive’s rules on assets covering technical reserves that diverges with German law and its regulations may require Germany to amend its law and regulations. Although Allianz AG expects to comply with the regulations interpreting the new German law, there can be no assurances as to the impact on Allianz AG of any amendments thereto, which could require Allianz AG to change the composition of its asset portfolio covering its technical reserves or take other appropriate measures.

In addition, currently discussions on a new solvency regime for insurance companies in the European Union (Solvency II) are ongoing. As those discussions are in a preliminary stage, its potential future impact for capital requirements can not currently be assessed. For more information, see “Information on the Company—Regulation and Supervision.”

Changes in tax legislation could adversely affect our business.

Changes to tax laws may affect the attractiveness of certain of our products that currently receive favorable tax treatment. Under German tax regulations applicable through 2004, payments received at the maturity of a life insurance policy with a term of at least 12 years and on which premiums have been paid for at least five years are not taxable, and the life insurance premiums are deductible from the insured’s income in the year paid, subject to certain limitations.

In June 2004, the Retirement Income Revenue Act (Alterseinkünftegesetz) was adopted in Germany. Under the new law, taking effect as from 2005, the tax exemption for payments under life insurance has been abolished for new policies written. Instead, half of the interest income from life insurance will be taxed as of 2005, provided the insurance runs for at least 12 years and does not mature before age 60.

The new law also provides for the introduction of a so called “basic provision scheme” which will benefit from favorable tax rules. From 2005 onwards, private pensions will be taxed at a lower tax rate. Based on the new “basic provision scheme” and on further improvements relating to private pensions which are additionally provided by the new law, new life insurance and pension products are being developed. However, it is too early yet to reliably assess the impact on new business.

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

We prepare our consolidated financial statements in Euro. However, a significant portion of the revenues and expenses from our subsidiaries outside the Euro zone, including in the United States,

Switzerland and the United Kingdom, originates in currencies other than the Euro. We expect this trend to continue as we expand our business into growing non-Euro zone markets. For the year ended December 31, 2004, approximately 34.3% of our gross premiums written originated in currencies other than the Euro.

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

The share price of Allianz AG has been volatile in the past due in part to the high volatility in the securities markets generally, and in financial institutions’ shares in particular, as well as developments which impact its financial results. Factors other than our financial results that may affect our share price include but are not limited to: market expectations of the performance and capital adequacy of financial institutions generally; investor perception of, as well as the actual performance of, other financial institutions; investor perception of the success and impact of the strategy, described in this annual report; a downgrade or rumored downgrade of our credit ratings; potential litigation or regulatory action involving the Allianz Group or any of the industries we have exposure to through our insurance and banking activities; announcements concerning the bankruptcy or other similar reorganization proceedings involving, or any investigations into the accounting practices of, other insurance or reinsurance companies or banks; and general market volatility.

ITEM 4. Information on the Company

General

Allianz AG is a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act. It was incorporated as Allianz Versicherungs-Aktiengesellschaft in Berlin, Germany on February 5, 1890. It is registered in the Commercial Register in Munich, Germany under the entry number HR B 7158. Our registered office is located at Königinstrasse 28, 80802 Munich, Germany, telephone (49)(89) 3800-0. Allianz AG is the ultimate parent company of the Allianz Group.

The Allianz Group is among the world’s largest financial services providers, offering insurance, banking and asset management products and services through property-casualty, life/health, banking and asset management business segments. We are one of the largest insurance groups in the world based on gross premiums written in 2004. We are the largest German property-casualty and life/health insurance company based on gross premiums written in 2004. We are also among the largest insurance companies in other countries, including France, Italy, the United Kingdom, Switzerland and Spain. We are the second- largest German financial institution, based on market capitalization at March 31, 2005. As of March 31, 2005, we had financial strength ratings of A+ from A.M. Best and AA– from Standard & Poor’s, both with a negative outlook and an Aa3 senior unsecured debt rating with a stable outlook from Moody’s.

Operations

We were founded in 1890 in Berlin, Germany, and since that time we have become the largest German insurer. Through our international expansion strategy, we have sought to bring into the Allianz Group companies that are well-positioned in their domestic markets and that have leading positions in particular business lines and attractive earnings prospects. In the last several years, our non-German insurance business has grown substantially in importance. Gross premiums written by our non-German business represented approximately 60% of our total gross premiums written in 2004. We now operate in more than 70 countries worldwide and have leading market positions in many of them.

In 1998, building on over a century’s experience in managing our extensive insurance investment portfolio, we established financial services as our third core business segment, in addition to our property-casualty and life/health insurance businesses. In 2001, following our acquisition of Dresdner Bank, we reorganized our financial services segment into separate asset management and banking segments. Based on assets under management as of December 31, 2004, we were one of the five largest asset managers in the world. In our banking segment, which is now our fourth core business segment, our acquisition of Dresdner Bank made us one of the major banks in Germany and provided us with significantly expanded bank distribution channels for our property-casualty, life/health and asset management products and services.

Our German property-casualty and life/health insurance businesses are managed by subsidiaries located primarily in Munich and Stuttgart. Our non-German insurance businesses are locally managed. Among our largest non-German markets are France, Italy, the United Kingdom, Switzerland, Spain and the United States. In contrast, each of our specialty lines of credit insurance, marine and aviation insurance, international industrial risks reinsurance through Allianz Global Risks Rückversicherungs–AG (or ”Allianz Global Risks Re”) and travel insurance and assistance services is managed and operates on a global basis. Our asset management segment also operates on a worldwide basis, with key management centers in Munich, Frankfurt, London, Paris, Singapore, Hong Kong, Milan, Westport, Connecticut, and San Francisco, San Diego and Newport Beach, California. Our banking segment operates through the 969 German and non-German branch offices of Dresdner Bank and various subsidiaries, with significant operations in Germany, the United Kingdom, other European countries and the United States.

At December 31, 2004, we employed more than 162,000 persons in our insurance, banking and asset management businesses worldwide, of whom more than 86,000 were based outside Germany. Through interdisciplinary and multi-jurisdictional training and advancement programs, we seek to develop and promote a corporate culture that emphasizes technical expertise, dedication to client service and an international outlook.

Our headquarters are located in Munich, Germany. In addition, we have subsidiary, branch, representative and similar offices worldwide.

Insurance Operations

We provide property-casualty and life/health products and services on an individual and group basis in approximately 70 countries worldwide. In our property-casualty business, we provide, among other things, automobile, homeowners, travel and other personal lines products and are a leading provider of commercial and industrial coverage to business enterprises of all sizes, including many of the world’s largest companies. Our life/health insurance businesses provide endowment, annuity and term insurance products and a wide range of health, disability and related coverage to individual insured, as well as group life, group health and pension products to employers. In addition to strong local positions, we have established leading positions in certain specialty lines on a global basis, including credit insurance, marine and aviation insurance, international industrial risks reinsurance through Allianz Global Risks Re, and travel and assistance insurance.

Our products are marketed in Germany primarily under the “Allianz” brand name. In other countries we generally operate through our subsidiary insurers’ brand names, which are identified as part of the Allianz Group. We believe that our brand name is one of the best-known and most highly respected in the German marketplace, combining a reputation for excellent customer service with our superior financial strength.

Our philosophy is to provide considerable latitude to our operating entities in product design, underwriting, distribution, marketing and operations while providing various levels of centralized support in such areas as financial and strategic planning, investment management, knowledge transfer, accounting and reinsurance to our subsidiaries from our headquarters in Munich. We refer to this combination of centralized strategic management and local business autonomy as a “multi-local” approach to our global insurance business. We believe that this gives our subsidiary operations the flexibility to best respond to local market conditions and allows us to implement strategic goals and create incentives for our employees on a country-by-country basis.

Property-Casualty Operations by Geographic Region

Germany

Germany is one of the world’s largest property-casualty insurance markets, based on gross premiums written in 2004. We were the largest provider of property-casualty insurance in Germany, as measured by gross premiums written in 2004. Germany is our most important single market for property-casualty insurance. As a percentage of our total property-casualty gross premiums written worldwide, Germany accounted for 27.1% in 2004, 27.1% in 2003 and 26.7% in 2002.

We conduct our property-casualty insurance operations in Germany primarily through the Sachversicherungsgruppe Deutschland (or the “German Property-Casualty Group”), which handles most of our lines of property-casualty insurance in Germany, other than credit insurance and marine and aviation insurance. Allianz AG, the parent company of the Allianz Group, also acts as a reinsurance company for both Allianz Group companies and third parties.

German Property-Casualty Group

The German Property-Casualty Group comprises a number of different operating entities, some of which offer a full range of property-casualty lines and one which provides specialized coverage:

•	Allianz Versicherungs AG (or “Allianz Versicherung”), which is the German Property-Casualty Group’s primary full-line property-casualty insurer;

•	Frankfurter Versicherungs AG, a full-line property-casualty insurer based in Frankfurt;

•	Bayerische Versicherungsbank AG, a full-line property-casualty insurer based in Munich; and

•	Vereinte Spezial Versicherung AG, primarily a specialist provider of automobile insurance.

Products

The operating companies that make up the German Property-Casualty Group together offer a comprehensive range of property-casualty insurance products and related services to customers primarily in Germany. The German Property-Casualty Group’s principal product lines are automobile liability and other automobile insurance, fire and property insurance, personal accident insurance, liability insurance and legal expense insurance.

While our insurance operations in Germany generally operate on a decentralized basis through separate operating entities, many of our products in Germany are distributed through common or overlapping distribution systems. The importance of these distribution channels varies by type of business. For the German Property-Casualty Group’s personal and commercial lines, the network of full-time tied agents is our most important distribution channel. For industrial lines, the brokerage channel predominates. In addition, we distribute our property-casualty insurance products through our insurance specialists at Dresdner Bank branches in Germany. The relative importance of each of these distribution channels also varies by region and by product mix.

Distribution

The following sets forth certain key data concerning our German insurance distribution systems as they related to property-casualty insurance at and for the year ended December 31, 2004:

	Number(1)		% of 2004 Property-Casualty Premiums
Full-time tied agents	11,397		65.8
Part-time tied agents	39,902		6.0
Brokers	6,218		14.3
Banks	2,510	(2)	4.0
Other(3)	—		9.9

Total	—		100.0

(1)	Represents the total number in Germany for all Allianz Group segments.
(2)	Represents the number of German branches at Dresdner Bank (722), Oldenburgische Landesbank (177), Reuschel Bank (10), and at unaffiliated banks, comprising Volks- und Raiffeisenbanken (1,594) and Industrie Kredit-Bank (7), with which we have distribution agreements covering our property-casualty and life/health insurance products.
(3)	Includes all Allianz Group employees in Germany, who are able to sell Allianz Group policies.

In our German property-casualty insurance business, we distribute our products primarily through a network of self-employed, full-time tied agents. We believe that our network of tied agents is the largest full-time insurance sales force in Europe. These agents, who have an average of more than ten years’ experience selling Allianz Group products, receive a full range of support from the Allianz Group, from initial support in establishing an office and a portfolio to pension benefits based upon the volume and product mix of their portfolios. Apart from pension provisions, agent compensation is based primarily on volume, although we also utilize a number of incentive schemes to encourage sales of strategically more important policy types. Our full-time tied agents follow centralized underwriting and pricing guidelines, allowing us to carefully segment and monitor our German book of business.

Allianz AG

Allianz AG, the parent company of the Allianz Group, acts as the Allianz Group’s reinsurer for almost all of our insurance operations, other than international industrial risks reinsurance. For our German property-casualty subsidiaries Allianz AG is the primary reinsurer with exception of our credit insurance subsidiary, Euler Hermes, and our international industrial risks reinsurance unit, Allianz Global Risks Re, for which Munich Re is the primary reinsurer. See “—Specialty Lines—Allianz Global Risks Re.” In the life/health segment, Allianz AG and Munich Re each assume 50% of the reinsurance ceded by Allianz Lebensversicherungen-AG, the main operating company for our German life insurance operations.

Outside of Germany, Allianz AG acts as a reinsurer of Allianz Group subsidiaries. Each subsidiary is able to place reinsurance directly with reinsurers other than Allianz AG, but Allianz AG has a preferred partnership with respect to reinsurance cessions of its subsidiaries based on ordinary market terms and conditions. For the years ended December 31, 2004, 2003 and 2002, Allianz AG assumed 37.6%, 39.1% and 39.4%, respectively, of all reinsurance ceded by Allianz Group companies. Furthermore, Allianz AG provides centralized advice to subsidiaries on structuring their own reinsurance programs, establishing lists of permitted reinsurers, and monitoring aggregate exposures to catastrophes and other events. In addition, Allianz AG assumes a relatively small amount of reinsurance from non-Allianz Group companies.

The following table sets forth the reinsurance assumed by Allianz AG by gross premiums written for the years shown:

	Year Ended December 31,
	2004	2003	2002
	€ mn	€ mn	€ mn
From German Property-Casualty Group subsidiaries	2,568	2,909	3,028
From German life/health subsidiaries	659	589	638
From Euler Hermes	188	173	155
From other subsidiaries	1,173	1,161	1,190

Subtotal	4,588	4,832	5,011
From non-Allianz Group companies	660	653	589

Total(1)	5,248	5,485	5,600

(1)	Excludes direct insurance gross premiums written from Münchener und Magdeburger Agrarversicherung AG of €19 million, €19 million and €21 million in 2004, 2003 and 2002, respectively.

Allianz AG writes a limited amount of third-party reinsurance, with premiums totaling €661 million in 2004, €653 million in 2003 and €589 million in 2002. Other than Munich Re, which represented €268 million, €301 million and €240 million, or 40.5%, 46.1% and 40.7% of Allianz AG’s third-party assumed reinsurance in 2004, 2003 and 2002, respectively, no single third-party accounted for any significant amount of reinsurance assumed in such years.

In the ordinary course of business, the Allianz Group reinsures a portion of the risks that it underwrites to external reinsurers, with Munich Re being our primary external reinsurer. Notwithstanding the ceding of reinsurance to third parties, the Allianz Group remains liable as a primary insurer. To manage and control our credit exposure to external reinsurers, we evaluate and select only companies with solid financial security, based on claims-paying history, debt ratings, capital and surplus levels, and their marketplace reputation. Based on this evaluation, we believe any risks of collectibility to which we are exposed are not significant. Historically, Allianz Group companies have not experienced considerable difficulty in collecting from their reinsurers. For further information on the amounts ceded by the Allianz Group to reinsurers, see Note 12 to the Consolidated Financial Statements.

France

We conduct our property-casualty insurance operations in France through Assurances Générales de France (or “AGF”, and together with its subsidiaries, the “AGF Group”). The AGF Group is the third-largest property-casualty insurance provider in France as measured by gross premiums written in 2004. The primary property-casualty insurance products which we offer in France are automobile, property, injury and liability for both individual and corporate customers. As of December 31, 2004, we held 58.1% of the share capital of AGF (or 62.0% after deduction of own shares held by AGF), with the remainder being publicly traded in France. We distribute our property-casualty products and services in France primarily through a network of general agents and brokers. We also utilize bancassurance and other direct sales channels. As a percentage of our total property-casualty gross premiums written worldwide, our property-casualty insurance operations in France accounted for 11.2% in 2004, 11.5% in 2003 and 10.7% in 2002.

Italy

We conduct our property-casualty insurance operations in Italy primarily through Riunione Adriatica di Sicurtà (or “RAS”, and together with its subsidiaries, the “RAS Group”) and Lloyd Adriatico, which we refer to together with our other Italian subsidiaries as our “Italian Subsidiaries.” Taken together, our Italian Subsidiaries are the third-largest property-casualty insurer in the Italian market as measured by gross premiums written in 2004. The RAS Group operates in all personal and commercial property-casualty lines throughout Italy, while Lloyd Adriatico underwrites mainly personal lines. As of December 31, 2004, we held 55.5% of the voting rights of RAS, with the remainder being publicly traded in Italy, and 99.7% of the share capital of Lloyd Adriatico. The Italian Subsidiaries distribute our property-casualty products and services primarily through an extensive network of general agents, brokers and through Internet and telephone-based direct sales channels. As a percentage of our total property-casualty gross premiums written worldwide, our property-casualty insurance operations in Italy accounted for 11.2% in 2004, 10.9% in 2003 and 10.7% in 2002.

United Kingdom

We are the sixth-largest provider of property-casualty insurance in the United Kingdom as measured by gross premiums written in 2004. We operate our property-casualty insurance business in the United Kingdom primarily through our wholly-owned subsidiary Allianz Cornhill Insurance plc (or “Allianz Cornhill”). The primary property-casualty insurance products that Allianz Cornhill offers in the United Kingdom are generally similar to those offered by the German Property-Casualty Group in Germany. In addition, we sell a number of specialty products in the United Kingdom, including extended warranty, mobile phone and pet insurance. We distribute our property-casualty products and services in the United Kingdom through a range of distribution channels, including brokers and various product specific distribution channels, including affinity groups. As a percentage of our total property-casualty gross premiums written worldwide, our property-casualty insurance operations in the United Kingdom accounted for 5.6% in 2004, 5.4% in 2003 and 5.8% in 2002.

Switzerland

We are the fourth-largest provider of property-casualty insurance in Switzerland as measured by gross premiums written in 2004, not including travel insurance. We conduct our property-casualty insurance operations in Switzerland primarily through the Allianz Suisse Versicherungsgesellschaft and its subsidiaries, which together we refer to as our “Swiss Property-Casualty Subsidiaries.” The Swiss Property-Casualty Subsidiaries handle our lines of property-casualty insurance in Switzerland other than travel insurance. In addition, our wholly owned subsidiary Allianz Risk Transfer (or “ART”) sells conventional reinsurance as well as a variety of alternative risk transfer products for corporate customers worldwide. Our travel and assistance insurance subsidiary, Mondial Assistance Group, operates and is managed on a global basis and is discussed separately (see “—Specialty Lines”). The Swiss Property-Casualty Subsidiaries and ART distribute our products and services through a wide range of tied and general agents and also through brokers, bancassurance and other direct channels. As a percentage of our total property-casualty gross premiums written worldwide, our property-casualty insurance operations in Switzerland accounted for 3.8% in 2004, 3.7% in 2003 and 3.8% in 2002.

Spain

We are the second-largest property-casualty insurer in Spain as measured by gross premiums written in 2004. We serve the Spanish property-casualty insurance market through Allianz Compañia de Séguros (or “Allianz Spain”), and Fénix Directo. Allianz Spain has headquarters in Madrid and Barcelona, with regional offices throughout Spain. Allianz Spain offers a wide variety of traditional personal and commercial property-casualty insurance products, with an emphasis on automobile insurance. Allianz Spain distributes its products through agents, brokers and direct distribution channels. As a percentage of our total property-casualty gross premiums written worldwide, our property-casualty insurance operations in Spain accounted for 3.7% in 2004, 3.6% in 2003 and 3.2% in 2002.

Other Europe

The primary property-casualty insurance markets in which we operate in Other Europe are the Netherlands, Austria and Ireland. As a percentage of our total property-casualty gross premiums written worldwide, Other Europe accounted for 10.9%, 11.2% and 10.4% in 2004, 2003 and 2002, respectively.

Netherlands. Our most important subsidiary in the Netherlands is Allianz Nederland Groep N.V., with its most important lines of business being automobile and fire insurance. Our Netherlands subsidiaries distribute their products through independent agents and brokers.

Austria. Allianz Elementar offers a broad range of property-casualty and health insurance products to individual and group customers in Austria. We distribute our property-casualty products in Austria primarily through salaried sales forces, tied agents and brokers.

Ireland. Our subsidiary, Allianz Irish Life Holdings, offers a wide variety of traditional property-casualty insurance products, including mainly automobile and property insurance for both commercial and private customers. Allianz Irish Life Holdings distributes its products primarily through brokers and banks as well as through telephone-based direct sales channels.

Other. In addition, we have property-casualty insurance operations in Hungary, Belgium, Slovakia, Portugal, Czech Republic, Poland, Romania, Luxembourg, Bulgaria, Greece, Croatia and Russia. Except for Russia, we are one of the five leading insurers in the Central and Eastern European markets, and in Hungary, Slovakia, Romania and Bulgaria we are the largest insurer by market share. The primary products sold in these countries are mandatory motor third-party liability and motor own damage coverage. We continue to work in further building up our sales organization and will continue to seek to exploit other synergies in our insurance operations in these European countries.

NAFTA

Our primary property-casualty insurance markets in the NAFTA zone are the United States and Mexico. As a percentage of our total property-casualty gross premiums written worldwide, the NAFTA zone accounted for 11.3%, 11.5% and 13.0% in 2004, 2003 and 2002, respectively. As part of our efforts to focus on our core markets, we disposed of our property-casualty insurance business, other than our industrial insurance risks business, in Canada in December 2004.

United States. Our property-casualty operations in the United States are organized under the umbrellas of Allianz of America, Inc. (or “Allianz of America”). We have been present in the United States since 1977, when we established Allianz Insurance Co., an important provider of commercial insurance to major corporate customers, as one of our first U.S. subsidiaries. In 1991, we acquired Fireman’s Fund Insurance Company, an important personal and commercial lines property-casualty insurance company founded in 1864. In November 2003, we renamed Allianz Insurance Co. as Allianz Global Risks U.S. Insurance Company (or “Allianz Global Risks”) in order to reflect the principal operations of the company (i.e., international industrial insurance), as well as to align our global brand with our international industrial insurance business line. Allianz of America comprises a group of companies writing a wide variety of property-casualty lines of business. Our operations in the United States accounted for 86.9% of our gross written property-casualty insurance premiums in the NAFTA zone in 2004.

Other. We also conduct property-casualty operations in Mexico. Our property-casualty products are generally similar to those we offer and sell in the United States.

Asia-Pacific

As a percentage of our total property-casualty gross premiums written worldwide, our property-casualty insurance operations in Asia-Pacific accounted for 3.5% in 2004, 3.5% in 2003 and 3.4% in 2002. Our largest insurance company in Asia-Pacific, based on gross written premium, is the Allianz Australia Group.

Australia. Through the Allianz Australia Group, we serve the markets of Australia, New Zealand and Papua New Guinea. The Allianz Australia Group’s insurance operations comprise exclusively property-casualty insurance products and services. We are the second-largest workers’ compensation insurer in Australia based on gross premiums written in 2004, and a major provider of rehabilitation and occupational health, safety and environment services. We also operate in certain niche areas including premium financing and pleasure craft insurance. We market our products through brokers, which are the major distribution channels for commercial business in Australia, as well as non-tied agents (including automobile dealers, accountants and banks) and directly to customers. The Allianz Australia Group had gross premiums written of €1,324 million in 2004.

Other. We also market property-casualty insurance products and services through our subsidiaries in Taiwan, which we sold in the second half of 2004, Malaysia, Japan, Hong Kong, Indonesia, Laos, Singapore, Vietnam and China, and through joint venture agreements with Bajaj Auto, a large manufacturing company in India and the CP Group, a large conglomerate in Thailand.

South America

As a percentage of our total property-casualty gross premiums written worldwide, our property- casualty insurance operations in South America accounted for 1.3% in 2004, 1.3% in 2003 and 1.7% in 2002.

Brazil. We conduct our property-casualty operations in Brazil through our subsidiary, AGF Seguros. With gross premiums written of €271 million in 2004, AGF Seguros is our largest property-casualty operation in South America and the sixth-largest property-casualty insurance provider in Brazil. The company writes primarily automobile insurance, together with fire, transportation and other lines. Distribution is organized primarily through brokers.

Other. In addition to Brazil, we also sell property-casualty products in Colombia, Argentina and Venezuela. Our property-casualty insurance operations in Chile were sold in August 2004 as part of our efforts to focus on our core markets in South America.

Specialty Lines

In addition to our multi-local approach to our global insurance business, under which our non-German insurance businesses are locally managed, we manage our specialty lines of credit/trade insurance, marine, aviation and industrial transport insurance, international industrial risks reinsurance and travel insurance and assistance services on a worldwide basis.

Credit Insurance

In July 2002, we consolidated our French subsidiary, Euler, and our German subsidiary, Hermes, into a new corporate entity, Euler Hermes. The consolidation of Euler and Hermes, which complemented each other in terms of product mix and geographical penetration, further strengthened our presence in the marketplace. Through Euler Hermes, we are the largest credit insurer in the world based on gross premiums written in 2004. Our credit insurance operations generated gross premiums written of €1,630 million in 2004, €1,564 million in 2003 and €1,579 million in 2002.

Euler Hermes is the world’s largest credit insurer in terms of gross premiums written. Euler Hermes’s credit insurance operations are rated A+ (strong) by Standard & Poor’s. In December 2004, Euler Hermes sold its factoring activities to Credit Argicole SA for €187 million in order to focus its resources on its core business, credit insurance. The proceeds from the sale were used to reduce the debt of the Euler Hermes Group.

Euler Hermes provides customers around the world with a wide range of credit insurance and related products and services, including commercial credit insurance and reinsurance, guarantee insurance, fidelity insurance and consumer credit insurance, and manages, and derives fee income from, the German federal government’s export credit guarantee program.

Euler Hermes cedes a large portion of its gross premiums written to reinsurers. The percentage of gross premiums written ceded in reinsurance was 44.4% in 2004, 45.6% in 2003 and 45.0% in 2002, of which 10.8%, 11.1% and 9.8%, respectively, was ceded to Allianz AG.

Allianz Global Risks Rückversicherungs-AG (Allianz Global Risks Re)

We launched Allianz Global Risks Re on January 1, 2002 to establish our international industrial risks reinsurance business as a globally managed business. While our operating subsidiaries around the world continue to conduct our direct industrial insurance business, Allianz Global Risks Re acts as our industrial reinsurance clearing house, assuming industrial insurance from Allianz Group companies and centralizing the placement of outgoing reinsurance with third-party carriers, primarily Munich Re, in the reinsurance market. Allianz Global Risks Re generated gross premiums written of €1,345 million in 2004, of which approximately €133 million, or 9.9%, was ceded to Munich Re.

Through Allianz Global Risks Re, we aim to increase the efficiency and transparency of our international industrial risks reinsurance activities through economies of scale and a consistent reinsurance structure, including a selective underwriting policy, appropriate rates and coverage limits, natural catastrophe control, a new underwriting tool for property, tight risk management and centralized policies and standards throughout the Allianz Group. We have also introduced new products tailored for specific risks, such as our specialized liability products for the pharmaceutical and chemical industries and policies covering Internet risks. Through these and other measures, we intend to re-establish our international industrial risks reinsurance business as a profitable market leader.

Allianz Marine & Aviation

Effective January 1, 2002, we reorganized our marine, aviation and industrial transport insurance business in Germany, France and the United Kingdom under Allianz Marine & Aviation, a new specialty line. Our marine, aviation and industrial transport insurance activities in these countries, which we had previously included in the property-casualty insurance results of our respective subsidiaries, were integrated into Allianz Marine & Aviation as a single European marine, aviation and industrial transport unit. Allianz Marine & Aviation generated gross premiums written of €949 million in 2004, €1,073 million in 2003 and €1,424 million in 2002.

Travel Insurance and Assistance Services

Through Mondial Assistance Group, which is owned equally by our subsidiaries, AGF and RAS, we are among the world’s largest providers of travel insurance and assistance services (or “travel and assistance”) based on gross premiums written in 2004. Our travel and assistance operations generated gross premiums written of €900 million in 2004, €818 million in 2003 and €808 million in 2002. We believe that internal growth and recent acquisitions in our travel insurance and assistance business will enable us to strengthen our leading market position and achieve enhanced efficiencies in this dynamic market. With a view toward establishing long-term partnerships, our travel and assistance business provides business-to-business services to clients in the travel, insurance, automobile and banking industries.

Life/Health Operations by Geographic Region

Germany

As a percentage of our total life/health statutory premiums worldwide, Germany accounted for 30.9% in 2004, 31.7% in 2003 and 31.3% in 2002.

We conduct our life/health insurance operations in Germany through:

•	Allianz Lebensversicherungs AG, the main operating company for our German life insurance operations. At December 31, 2004, we owned 91% of Allianz Lebensversicherungs AG;

•	Deutsche Lebensversicherungs AG, a wholly-owned subsidiary of Allianz Lebensversicherungs AG, which is our vehicle for selling standardized, low-cost term insurance in Germany;

•	Allianz Pensionskasse AG (or “Allianz Pensionskasse”), a wholly-owned subsidiary of Allianz Lebensversicherungs AG, which offers a variety of pension products (together referred to as “Allianz Leben”); and

•	Allianz Private Krankenversicherungs AG (or “Allianz Private Health”), our health insurance subsidiary, formerly known as Vereinte Krankenversicherung AG, which we renamed in January 2003.

Distribution

Our distribution channels for our life/health products in Germany are similar to those used for our property-casualty products. Many of our products in Germany are distributed through common or overlapping distribution systems. In our German life/health insurance businesses, we distribute our products primarily through a network of self-employed, full-time tied agents. For our individual life, health and unit-linked products, the network of full-time tied agents is our most important distribution channel. Brokers are also an important channel for the distribution of Allianz Leben’s and Allianz Private Health’s group life and health products. The bank distribution channel is utilized primarily in our life insurance business. We distribute our life insurance products through Dresdner Bank, and under contractual arrangements with Volks- und Raiffeisenbanken, a network of cooperative banks in southern Germany. Since 2001, we have placed approximately 986 insurance specialists (as of December 31, 2004) to sell both life insurance products and property-casualty insurance products at Dresdner Bank branches throughout Germany.

The following table sets forth certain key data concerning our distribution systems as they relate to life and health insurance at and for the year ended December 31, 2004:

			% of 2004
	Number(1)		Life Premiums	Health Premiums
Full-time tied agents	11,397		55.5	82.4
Part-time tied agents	39,902		5.0	5.0
Brokers	6,218		13.6	7.3
Banks	2,510	(2)	18.5	0.3
Other(3)	—		7.4	5.0
Total	—		100.0	100.0

(1)	Represents the total number in Germany for all Allianz Group segments.
(2)	Represents the number of German branches at Dresdner Bank (722), Oldenburgische Landesbank (177), Bankhaus Reuschel (10), and at unaffiliated banks, comprising Volks- und Raiffeisenbanken (1,594) and Industrie Kredit-Bank (7), with which we have distribution agreements covering our property-casualty and life/health insurance products.
(3)	Includes all Allianz Group employees in Germany, who are able to sell Allianz Group policies.

Germany Life

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

On January 1, 2002, a new law German Pension Reform Act (Altersvermögensgesetz) took effect, providing incentives for private retirement plans and company pension funds beginning in 2002. The law provides for direct state subsidies or, in certain circumstances, tax-free premium payments, and it requires that life-long benefit payments be guaranteed. The benefit payments are subject to income tax. In July 2001, we started selling through Allianz Lebensversicherungs AG specially designed products that satisfy the legal requirements of the Altersvermögensgesetz, primarily the requirement that the sum of premium payments be fixed at the beginning of the benefit payment period. We established Allianz Pensionskasse AG, a wholly-owned subsidiary of Allianz Lebensversicherungs AG, and Allianz Dresdner Pensionsfonds AG, a wholly-owned subsidiary of Allianz AG (effective January 2005, a wholly-owned subsidiary of Allianz Lebensversicherungs AG), in 2002 in order to more aggressively sell a variety of pension products in accordance with the Altersvermögensgesetz.

In June 2004, the Retirement Income Revenue Act (Alterseinkünftegesetz) was adopted in Germany. Generally, under the new law, which is effective for policies issued on or after January 1, 2005, premiums can be deducted by policyholders from their gross income, while benefit payments are taxable. Maturity payments from conventional insurance policies and unit-linked products, as well as lump-sum payments from deferred pension insurance policies were not subject to income taxes under the existing law if certain criteria were met. Under the new law, all such payments will be subject to income taxes at a rate of 50% for all policies issued on or after January 1, 2005. As a result, we experienced a rapid growth in new business, particularly in the fourth quarter of 2004, during which we recorded sales of approximately 800,000 policies, as customers chose to purchase insurance policies prior to the commencement of the new law. Although we do not expect this type of growth in 2005 under the new law, the premiums related to the new business in 2004 will be primarily reflected in the results of operations for fiscal year 2005 and onwards.

While it is too early to assess the long-term impact of this new law on our business, Allianz Leben has developed new products and adapted existing products that seek to provide more possibilities for retirement planning, which take into account changes introduced by the new law. Besides the “Private Pension” and the “Riester Pension”, Allianz Leben now additionally offers the new state-supported “Basic Pension”. Private Pension business has become more flexible due to the new possibility of additional payments and flexible benefits. Benefits are heritable, transferable and alienable. The state-supported old-age “Riester Pension” has been improved substantially by the possibility of a partial capital pay-off up to 30 percent, as well as a simplified application process for government subsidies. The Retirement Income Revenue Act offers additional sale opportunities with the new “Basic Pension”. As old-age provision can be combined with provision for surviving dependents and occupational disability, the new “Basic Pension” product provides us with the opportunity to offer old-age savings products with tax advantages in accordance with the new law.

In our life insurance business, our policy surrender rates were 4.2% in 2004, 4.0% in 2003 and 3.7% in 2002, compared to the German industry-wide surrender rates of 5.5%, 5.5% and 4.9%, respectively, based on information provided by the German Insurance Association (Gesamtverband der Deutschen Versicherungswirtschaft). We believe that this is in large part due to our widely recognized and well respected brand name, our position as a market leader in most German insurance lines, our reputation for superior customer service and our financial strength. We also pay close attention to promoting follow-on business, which involves policyholders reinvesting funds. This typically takes the form of using the benefits paid out on an endowment policy as the single premium for an immediate annuity that ensures a guaranteed income for the rest of the policyholder’s life, or investing in a fund managed by our asset management subsidiary Allianz Global Investors (formerly ADAM). See “—Asset Management Operations.”

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

Our annuity and endowment life products for the German market include policies both with unchanging levels of premiums and guaranteed benefits, as well as those with premiums and guaranteed benefits that rise automatically in accordance with contributions to the German statutory pension system. Amounts payable at maturity of an endowment policy include a “guaranteed benefit,” an amount established by reference to a legally mandated maximum guaranteed interest rate on actuarial reserves. This interest rate is currently 2.75% per year for policies issued on or after January 1, 2004, having declined from 3.25% in previous years. For additional information, see “—Regulation and Supervision—Insurance—Germany—Life Insurance.” The future profit participation credited to policyholders is not guaranteed. The total amount payable at the maturity of a policy, which is calculated based on the total expected profit participation, is the principal basis of competition between life insurance providers in the German market. Under current German law, the policyholder must be credited with at least 90% of each year’s statutory net investment result plus an appropriate share in other profit components. In the current competitive environment, however, the rate of profit participation exceeds this statutory minimum and is subject to periodic adjustment by insurers in light of competitive conditions prevailing from time to time. In conformity with prevailing market conditions, we recently credited between 91% and 94% of each year’s profits to policyholders.

Germany Health

Allianz Private Health is the third-largest private health insurer in Germany, with approximately 2.4 million customers in 2004. Allianz Private Health has strong ties to the German medical profession and is the largest health insurer for this profession in Germany, as well as a major provider of group health insurance.

The German statutory healthcare system operates as a mandatory system for persons with incomes below a specified threshold (Versicherungspflichtgrenze) and allows persons with income above the threshold to voluntarily opt out of the statutory system and use the private healthcare system. Currently, the German healthcare system is dominated by the German statutory schemes, while private providers of health insurance, including Allianz Private Health, compete for the remainder.

Changes to the German healthcare system are currently being considered, in particular with a view to reducing costs or increasing funds in the statutory system. Enactment into law of any such changes may have an impact on private health insurance providers, as the amount of new business written under full private health coverage may decrease or the amount of new business written with supplementary coverage may increase.

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

Similar to endowment and other life insurance products, health insurance products include mandatory profit-sharing features, whereby Allianz Private Health, like any other German private health insurer, returns 80% of the statutory profit on its health business, after the payment of claims and claims costs, the establishment of reserves, payment of taxes and other expenses, to policyholders annually, generally in the form of premium subsidies or rebates. Since the beginning of 2000, Allianz Private Health has also been required by law to allocate to its policyholders 90% of interest surplus, which is a component of statutory profits.

Effective from December 21, 2004, insurance companies that offer full private healthcare coverage are required to become member of an insurance guarantee fund (Sicherungsfonds). See “Information on the Company—Regulation and Supervision—Insurance—Germany—Health Insurance.”

France

We conduct our life/health insurance operations in France through the companies of the AGF Group. The AGF Group is the eighth-largest life insurance provider in France based on gross premiums written in 2004. The AGF Group provides a broad line of life insurance and other financial products, including short-term investment and savings products. An important portion of AGF Group’s life premiums is generated through the sale of unit-linked policies and investment-oriented products, for which only the cost- and risk-related components of premiums are reflected in gross premiums written under U.S. GAAP, which we have adopted to account for our insurance contracts.

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

Statutory premiums from our life/health insurance operations in France were €4,719 million in 2004, €4,438 million in 2003 and €4,283 million in 2002. As a percentage of our total life/health statutory premiums worldwide, France accounted for 10.4% in 2004, 10.5% in 2003 and 10.7% in 2002.

Italy

We conduct our life/health insurance operations in Italy primarily through the Italian Subsidiaries. Taken together, the Italian Subsidiaries are the second-largest life insurer in the Italian market based on gross premiums written in 2004. The Italian Subsidiaries’ individual life policies are primarily endowment policies but also include annuities and other policies, including capitalization and other products. Consistent with trends in the Italian market generally, the Italian Subsidiaries’ products include an increasing amount of unit-linked policies, where policyholders participate directly in the performance of policy-related investments, and, after a year of a decreasing number of endowment products, we again noticed an increase in these products in 2004. Sales of unit-linked and equity-linked products sold through banks represented 69% of our total statutory life premiums in Italy, reflecting the importance of this distribution channel. The Italian Subsidiaries’ unit-linked policies include products linked to funds managed by the Italian Subsidiaries, as well as by third-party investment managers and index-linked products.

Our life/health insurance operations in Italy recorded statutory premiums of €8,738 million in 2004, €9,197 million in 2003 and €7,717 million in 2002. As a percentage of our total life/health statutory premiums worldwide, Italy accounted for 19.3% in 2004, 21.7% in 2003 and 19.2% in 2002.

Switzerland

We conduct our life/health operations in Switzerland primarily through the Allianz Suisse Lebensversicherungs-Gesellschaft and Phénix Vie, which together we refer to as our “Swiss Life/Health Subsidiaries.” Taken together, the Swiss Life/Health Subsidiaries are the sixth-largest life insurance provider in Switzerland based on gross premiums written in 2004. The Swiss Life/Health Subsidiaries sell a wide range of individual and group life insurance products, including retirement and old age, death and disability products. Statutory premiums from our life/health insurance operations in Switzerland were €1,054 million in 2004, €1,197 million in 2003 and €1,197 million in 2002. As a percentage of our total life/health statutory premiums worldwide, Switzerland accounted for 2.3% in 2004, 2.8% in 2003 and 3.0% in 2002.

Spain

We are the seventh-largest life insurance provider in Spain based on gross premiums written in 2004. We conduct our life/health operations in Spain primarily through Allianz Seguros and through Eurovida, our joint venture with Banco Popular. Our Spanish life insurance subsidiaries sell primarily traditional life insurance, pensions and unit-linked products. Statutory premiums from our life/health insurance operations in Spain were €676 million in 2004, €611 million in 2003 and €551 million in 2002. As a percentage of our total life/health statutory premiums worldwide, Spain accounted for 1.5% in 2004, 1.4% in 2003 and 1.4% in 2002.

Other Europe

We conduct significant life/health operations in Other Europe through 17 Allianz subsidiaries in 15 other European countries. Our life insurance products in Other Europe are generally the same as the life products we offer in the German market. Our primary life/health insurance markets in Other Europe are Belgium, the Netherlands and Austria. In December 2004, we sold our life insurance business in the United Kingdom in order to concentrate on our property-casualty insurance business in that region. With statutory premiums of €2,140 million, €2,133 million and €1,747 million in 2004, 2003 and 2002, respectively, our life insurance operations in Other Europe accounted for 4.7%, 5.0% and 4.3% of our total life/health statutory premiums worldwide in 2004, 2003 and 2002, respectively.

United States

We serve the United States life/health insurance market through Allianz Life Insurance Company of

North America (or “Allianz Life”), which is headquartered in Minneapolis, Minnesota. Allianz Life and its subsidiaries are licensed to write business in all 50 states, the District of Columbia and Guam. Allianz Life markets a wide variety of life insurance, fixed and variable annuity contracts, and long-term care insurance to individual and corporate customers. Allianz Life is a major company in providing fixed annuities, including equity-indexed annuities, and variable annuities to individuals. Allianz Life also provides healthcare excess of loss coverage. During 2003, Allianz Life exited the traditional life reinsurance business. In 2004, our total statutory premiums written from life/health insurance in the United States, which include gross receipts from the sales of unit-linked and other investment-oriented products, were €11,234 million, up from €8,566 million in 2003.

Allianz Life’s individual wealth management products (life insurance, annuities and long-term care insurance) are distributed primarily through independent agents and registered representatives. The majority of these independent producers are contracted with Allianz Life through third-party intermediaries, including independent marketing organizations, banks and broker-dealers. Allianz Life has full and partial ownership interests in certain of these intermediaries, including a broker-dealer and 13 independent marketing organizations. Healthcare excess of loss products, which include HMO reinsurance, employer stop loss insurance and provider excess of loss insurance, are sold directly by internal sales personnel and through independent brokers and third-party administrators.

Asia-Pacific

The life/health insurance markets in which we operate in the Asia-Pacific region are as follows:

South Korea. We conduct our life/health insurance operations in South Korea through our subsidiary Allianz Life Insurance Korea Co. Ltd., Seoul, and Hana Allianz, our bancassurance joint venture with Hana Bank, Seoul, which together we refer to as our “South Korean operating entities”. Our South Korean operating entities market a wide variety of life insurance products including unit-linked products, individual whole life insurance polices, annuities, endowment insurance, education insurance, protection insurance and group life insurance. In 2004, Allianz Life Insurance Korea and Hana Allianz generated statutory premiums of €1,370 million and €107 million, respectively.

Other Asia-Pacific. In addition to the primary markets described above, we conduct life and accident insurance operations in Taiwan, China, Thailand, Indonesia, India and Malaysia. We also market a range of health insurance products in Indonesia and Pakistan.

Other

Our life insurance activities in South America are currently concentrated in the sale of investment- oriented products in Columbia. Our life insurance companies in Chile and Brazil were sold in the first half of 2003 and in the first quarter of 2004, respectively.

Competition

There is substantial competition in Germany and the other countries in which we do business for the types of insurance products and services that we provide. This competition is most pronounced in our more mature markets—Germany, France, Italy and the United States. In recent years, however, competition in emerging markets has also increased as large insurance and other financial services participants from more developed countries have sought to establish themselves in markets perceived to offer higher growth potential, and as local institutions have become more sophisticated and have sought alliances, mergers or strategic relationships with our competitors.

In Germany, which is our largest market for insurance operations, there is intense competition for virtually all products and services that we provide. In addition, the German insurance sector is a mature market in which we already have significant market shares in most lines of business.

Banking Operations

Our banking segment consists primarily of the banking operations of our subsidiary, Dresdner Bank, through which we offer a wide range of private, commercial and investment banking products and services for corporate, governmental and individual customers, primarily in the European market. Based on total assets at December 31, 2004, Dresdner Bank was one of the largest banks in Germany. We established banking as our fourth core business segment alongside property-casualty insurance, life/health insurance and asset management following our acquisition of Dresdner Bank in 2001. The asset management operations of Dresdner Bank are included in our asset management segment. For a discussion of our asset management operations, including those of Dresdner Bank, see “—Asset Management Operations.”

The selected statistical information on our banking operations set forth in “—Selected Statistical Information Relating to Our Banking Operations” differs significantly from, and may not be comparable to, the financial information presented below. The statistical information for all periods presented also includes the asset management operations of Dresdner Bank, which we do not include in our banking segment. In addition, the statistical information presents the assets and liabilities of Dresdner Bank without reflecting the adjustments that are necessary to apply purchase accounting, which we have applied in the financial information presented below. For additional information, see “—Selected Statistical Information Relating to Our Banking Operations.”

Dresdner Bank AG emerged in 1957 from the reunification of three independent banks (Hamburger Kreditbank AG, Rhein-Ruhr Bank AG and Rhein-Main Bank AG), which had been formed in 1952 as successor companies of Dresdner Bank, Berlin, which was founded in 1872 in Dresden. In the 1990s and early 2000s, Dresdner Bank made significant acquisitions in investment banking, including British merchant bank Kleinwort Benson Group plc in 1995 and U.S.-based investment bank Wasserstein Perella & Co. in January 2001, and asset management, including U.S. asset manager RCM Capital Management in 1995.

In 2002, following the acquisition of Dresdner Bank by the Allianz Group, Dresdner Bank transferred substantially all of its German asset management subsidiaries to Allianz Global Investors (formerly ADAM). In 2004, Dresdner Bank further transferred RCM Capital Management and other foreign asset management subsidiaries to Allianz Global Investors. Also in 2002, Dresdner Bank’s mortgage bank, Deutsche Hyp, was merged with Rheinische Hypothekenbank AG, the mortgage banking subsidiary of Commerzbank, and Eurohypo AG (or Eurohypo), the mortgage banking subsidiary of Deutsche Bank, into a single entity.

With 969 branch offices and approximately 36,000 employees at December 31, 2004, Dresdner Bank focuses on selected geographic regions and business areas, and our different customers now choose from products from our four principal business lines, which include personal banking, private and business banking, corporate banking and investment banking. Our principal banking products and services include traditional commercial banking such as deposit taking, lending (including residential mortgage lending) and cash management, as well as corporate finance advisory services, mergers and acquisitions advisory services, capital and money market services, securities underwriting and securities trading and derivatives business on our own account and for our customers.

We operate through the domestic and international branch network of Dresdner Bank and through subsidiaries in Germany and abroad, some of which have branch networks. At December 31, 2004, our German-wide branch banking network comprised approximately 911 branches, while our international branch network totaled approximately 58 non-German branches.

Reorganization of Business Divisions

We have reorganized our banking operations significantly since 2001. We currently conduct our banking business through six divisions: Personal Banking, Private & Business Banking, Corporate Banking, Dresdner Kleinwort Wasserstein, Institutional Restructuring Unit (“IRU”) and Corporate Other. This structure is the result of a series of reorganizations, as explained below:

•

In 2002, we merged our mortgage banking subsidiary, Deutsche Hyp, which was then included in our former Other division with the mortgage banking subsidiaries of Commerzbank and Deutsche Bank into a single entity, Eurohypo AG. Accordingly, the assets and liabilities of the former Deutsche Hyp were deconsolidated as of August 1, 2002. We account for our remaining interest of 28.5% in Eurohypo using the equity method. See “—Banking Operations By Division—Corporate Other”, as well as Note 7 to our Consolidated Financial Statements.

•	We established our IRU division, effective January 1, 2003, with the aim to free up risk capital through the reduction of risk-weighted assets. Our strategy to accomplish this goal includes repayment, reduction of exposure limits, sale of individual loans or portfolios, and restructuring of loans, while seeking to maximize the recovery from non-strategic assets and private equity investments. For additional information on our IRU division, see “—Banking Operations by Division—IRU.”

•	In early 2003, we split our former Corporates & Markets division into Corporate Banking, to primarily serve our domestic corporate customers, and Dresdner Kleinwort Wasserstein, to primarily serve our international corporate customers and to provide investment banking services. For additional information on our Corporate Banking and Dresdner Kleinwort Wasserstein divisions, see “— Banking Operations by Division—Corporate Banking” and “—Banking Operations by Division—Dresdner Kleinwort Wasserstein,” respectively.

•	In our Corporate Other division, during 2003, we disposed of our institutional custody business, with the transfer of such business occurring in 2004. In addition, we have sold our payment processing activities to a third-party and have begun outsourcing the IT services related to our domestic retail securities processing to a third-party. This outsourcing migration is expected to be completed in 2006.

•	In 2004, we split our former Private and Business Clients division into two new divisions: Personal Banking and Private & Business Banking. Our Personal Banking division is designed to make our banking operations more accessible to individuals by offering easier access to personalized consulting services and products. Our Private & Business Banking division offers customized financial and wealth management services to high net-worth customers and to small- and mid-sized corporate customers. For further information on our Personal Banking and Private & Business Banking divisions, see “—Banking Operations by Division—Personal Banking” and “—Banking Operations by Division—Private & Business Banking,” respectively.

Cost-Cutting and Restructuring Measures

From 2000 through 2004, Dresdner Bank implemented comprehensive cost-cutting and restructuring programs to increase its operating efficiency. These programs comprise four different sets of initiatives: measures announced in 2004 (or “2004 Measures”), the “New Dresdner” program introduced in August 2003, the “Turnaround 2003” plan established in September 2002, and various other restructuring initiatives either focused on specific subsidiaries and/or begun prior Allianz AG’s acquisition of Dresdner Bank (or “Other Programs”). Through these initiatives, Dresdner Bank announced plans to terminate a total of approximately 16,800 positions. As of December 31, 2004, approximately 13,710 positions have been terminated under these initiatives.

During the year ended December 31, 2004, Dresdner Bank recorded restructuring charges for all restructuring programs of €290 million. This amount includes new provisions, additions to existing provisions, releases of provisions recognized in previous years, and restructuring charges as reflected in our consolidated income statement. A summary of the restructuring charges related to Dresdner Bank that were reflected in the Allianz Group’s consolidated income statement for the year ended December 31, 2004, by restructuring program is as follows. See Note 22 of our Consolidated Financial Statements for further information.

	2004 Measures	New Dresdner		Turnaround 2003	Other Programs	Total
	€ mn	€ mn		€ mn	€ mn	€ mn
Provisions:
New provisions	132	—		—	—	132
Additions to existing provisions	—	97		22	24	143
Release of provisions recognized in previous years	—	(44)		(11)	(7)	(62)
Restructuring charges directly reflected in the income statement	7	58		8	4	77

Total restructuring charges during the year ended December 31, 2004	139	111	(1)	19	21	290

Total restructuring charges incurred to date	139	582	(2)	561	699	1,981

(1)	Includes €15 million primarily related to outsourcing domestic retail securities processing (and custody) and payment processing activities, as well as impairment charges related to information technology systems necessitated by the revised business model.
(2)	Includes €106 million primarily related to outsourcing domestic retail securities processing (and custody) and payment processing activities, as well as impairment charges related to information technology systems necessitated by the revised business model.

2004 Measures

During 2004, Dresdner Bank recorded restructuring charges of €139 million for further restructuring initiatives announced in addition to and separately from the “New Dresdner” program. Through these 2004 Measures, Dresdner Bank plans to eliminate 1,100 positions mainly within the Personal Banking and Dresdner Kleinwort Wasserstein divisions, as well as within Dresdner Bank Lateinamerika, which is part of the IRU division. Approximately 40 employees had been terminated pursuant to the 2004 Measures as of December 31, 2004.

New Dresdner

In August 2003, Dresdner Bank announced the “New Dresdner” program as part of its cost-cutting initiatives to eliminate approximately 4,700 employees in its banking operations by the end of 2005. This initiative focuses on back-office areas and support functions, which will primarily affect Dresdner Bank’s head office within Dresdner Bank AG and its subsidiaries. Approximately 2,740 employees (2003: 290 employees) had been terminated and approximately 900 additional employees had contractually agreed to leave Dresdner Bank pursuant to the New Dresdner program as of December 31, 2004.

In February 2003, as part of our efforts to focus on the Allianz and Dresdner Bank brands, we announced a plan to integrate the activities of Dresdner Bank’s direct banking subsidiary Advance Bank into the Allianz Group in 2003. This initiative involves the elimination by mid-2004 of approximately 400 positions, which were also included within the 4,700 positions of the New Dresdner program. All 400 positions had been eliminated as of December 31, 2004.

Turnaround 2003

In September 2002, Dresdner Bank established the Turnaround 2003 program related to cost-cutting efforts and strategic restructuring. The initiatives involve the elimination of approximately 3,000 positions at Dresdner Bank, including approximately 2,100 positions in the former Corporates & Markets division, 300 positions in the former Private and Business Clients division and 600 positions in the Corporate Other division. We will complete the implementation of the initiatives in 2005. Approximately 2,950 employees (2003: 2,100 employees) had been terminated pursuant to Turnaround 2003 as of December 31, 2004.

Other Programs

In addition to the above mentioned programs, there were also other cost-cutting and restructuring programs that were implemented by Dresdner Bank since 2000, all of which have been completed as of December 31, 2004.

In February 2003, as part of the continued reorganization of its business structure to focus on core operating divisions, Dresdner Bank publicly announced the closure of its wholly owned subsidiary Lombardkasse AG (or “Lombardkasse”), a broker-dealer specializing in securities custody and clearing transactions. The closure involved the termination of approximately 80 employees. All 80 positions had been eliminated as of December 31, 2003.

In April 2002, as part of our ongoing cost-cutting measures, Dresdner Bank announced the elimination of an additional approximately 200 positions in its former Corporates & Markets division. All 200 of these positions had been eliminated as of December 31, 2002.

In September 2001, the Allianz Group announced further restructuring plans relating primarily to subsidiaries of Dresdner Bank AG. The plans involved an aggregate reduction of approximately 1,300 positions throughout the banking operations. Of the 1,300 positions to be eliminated under these plans, approximately 1,280 positions (2003: 1,120 positions) had been eliminated as of December 31, 2004. Also in 2001, Dresdner Bank announced the reorganization of the investment banking division, which was combined with its European corporate banking activities into a single new division. The program led to the elimination of approximately 1,500 positions, primarily in front and back office support functions and was completed at December 31, 2002.

In connection with the acquisition of Dresdner Bank, several restructuring plans established by Dresdner Bank prior to its acquisition by Allianz AG had also been included in the consolidated financial statements of the Allianz Group. These include restructuring plans established by Dresdner Bank in May 2000 related to the reorganization of the German branch network and to other back-office activities in Germany, as well as a restructuring initiative related to its non-European business, primarily concerning the reduction of commercial lending activities outside of Europe. These plans involved an aggregated reduction of approximately 5,000 positions and were completed by December 31, 2004.

Competition

We are subject to intense competition in all aspects of our banking business from both bank and non-bank institutions that provide financial services and, in some of our activities, from government agencies. Substantial competition exists among a large number of commercial banks, savings banks, other public sector banks, brokers and dealers, investment banking firms, insurance companies, investment advisors, mutual funds and hedge funds to provide the types of banking products and services that we offer in our banking operations. In our Personal Banking division, our main competitors are Citibank and Postbank as well as the savings and cooperative banks. In our Private & Business Banking division, our main competitors are UBS, Credit Suisse, HSBC, Deutsche Bank, BNP Paribas, Royal Bank of Scotland as well as especially in Germany Commerzbank, Sal. Openheim and the savings banks. In our Corporate Banking division, our main competitors are Deutsche Bank, Citigroup, Commerzbank and HypoVereinsbank, as well as the German public state banks and savings and cooperative banks. In our Dresdner Kleinwort Wasserstein division, our main competitors are all international investment banks and BNP Paribas, ING, ABN Amro, Barclay’s Capital and Royal Bank of Scotland. Competition is based on a number of factors, including distribution systems, transaction execution, products and services, innovation, reputation and price. In recent years, we have generally experienced intensifying price competition as competitors have sought to increase their market share. We believe this trend will continue.

Banking Operations by Division

In 2003 and 2004, Dresdner Bank significantly reorganized its banking divisions. See “—Banking Operations—Reorganization of Business Divisions.” Following these reorganizations, Dresdner Bank now conducts its banking operations through six divisions: Personal Banking, Private & Business Banking, Corporate Banking, Dresdner Kleinwort Wasserstein,

IRU and Corporate Other. The Dresdner Kleinwort Wasserstein division does not represent the legal entity Dresdner Kleinwort Wasserstein Group, Ltd. Dresdner Bank’s Corporate Other division includes Dresdner Bank’s corporate investments, corporate functions (i.e. internal service areas), corporate items, which consists of income and expense items that are not directly attributable to one of Dresdner Bank’s other five divisions, and adjustments to reflect elimination of transactions between divisions.

In January 2004, we disposed of our French mortgage banking subsidiary, Entenial. Following this divestment, our banking segment’s operations are almost exclusively represented by Dresdner Bank.

Personal Banking

In 2004, we split our former Private and Business Clients division into two new divisions: Personal Banking and Private & Business Banking. Through the Personal Banking division, Dresdner Bank seeks to broaden its client base by offering more personalized financial services such as financing, asset accumulation and appreciation, investment advice, financial planning and insurance products. This comprehensive offering of services is designed to foster customer loyalty at an early stage in the customer-bank relationship, allowing to accompany them through every stage of their life.

Products and Services

Dresdner Bank seeks to expand its market position by attracting new customers, who wish to have access to not only a wide range of financial products but also to reliable professional advice in all aspects of financial and asset planning matters. Dresdner Bank also has the objective to foster customer loyalty by offering enhanced and personalized service.

Distribution

Dresdner Bank intends to further expand its multi-channel platform in order to provide customers with user-friendly access to its banking services at all times. Dresdner Bank offers its Personal Banking products and services in approximately 900 of its network of branches. Due to this broad coverage, Dresdner Bank has organized its Personal Banking division into 12 “personal banking” regions within Germany, each with a customer base ranging from 200,000 to 500,000 customers.

Private & Business Banking

In 2004, we split our former Private and Business Clients division into two new divisions: Personal Banking and Private & Business Banking. Through the Private & Business Banking division, Dresdner Bank seeks to pursue a growth strategy to develop and maintain long-lasting client relationships and control both costs and risks. This division aims to deliver stable, positive returns for clients by applying a customer-oriented investment plan, as well as using advanced investment and financial analyses. Dresdner Bank believes that this strategy, combined with offering quality customer service, should strengthen the division’s international and domestic market position.

Products and Services

With its re-orientation in 2004, Dresdner Bank has sought to provide better access for its worldwide clients to its range of private banking services such as wealth management, portfolio management, real estate investment advice and trust and estate advice. Through its business banking service, Dresdner Bank offers business clients integrated advice for their personal and business needs, such as medium-scale industry programs, company pension schemes and preparation for Basel II.

Distribution

Private & Business Banking services are offered through 125 domestic service centers, located in seven regions in Germany. Private & Business Banking also maintains a strong presence in key European financial centers and has offices worldwide.

Corporate Banking

We serve our large corporates, corporate groups and multinational clients through our Corporate Banking division. Effective January 1, 2003, we split our former Corporates & Markets division into Corporate Banking, to primarily serve our domestic corporate customers, and Dresdner Kleinwort Wasserstein, to primarily serve our international corporate customers and to provide investment banking services. However, our customers still benefit from the entire range of our corporate and investment banking products and services provided through the client relationship managers.

The core market for our Corporate Banking division is Germany. We also assist our customers in Germany with their cross-border activities. We offer a wide range of commercial banking, structured finance and other corporate finance products and services to our Corporate Banking customers. We intend to increase the profitability of the Corporate Banking division by continuing to strengthen corporate finance, through the expansion of the Structured Finance Unit. Within this unit we focus on structured, mezzanine and lease financing transactions for customers. Our customer base consists of approximately 9,000 client groups, most of which are domiciled in Germany.

Products and Services

Our Corporate Banking division offers corporate loans, structured mezzanine and lease financing, structured export and trade financing, treasury and securities products, insurance products, and provides corporate customers with cash management solutions, payment services, global documentary services, and advice on occupational pension plans.

Distribution

In our Corporate Banking division, we assign each client group a client relationship manager (or “CRM”). The CRM manages and coordinates the Corporate Banking division’s comprehensive expertise. All clients have access to the entire product range of the Allianz Group via their CRMs and client action teams, which are composed of product specialists tailored to each customer individually. In addition, customer service units are set up to operate as service providers and as direct contact partners for the client in accounting and account maintenance matters.

Dresdner Kleinwort Wasserstein

We provide investment banking services to our corporate, government and financial institutional clients and to our institutional investors through our Dresdner Kleinwort Wasserstein division. Effective January 1, 2003, we split our former Corporates & Markets division into Corporate Banking and Dresdner Kleinwort Wasserstein. Through our Dresdner Kleinwort Wasserstein division, we aim to take advantage of our access to those clients in Europe and other markets around the world, our extensive capital markets experience around the world and our strong positions in Germany and the United Kingdom. Our Dresdner Kleinwort Wasserstein division is focused on providing a wide range of investment banking, corporate finance and advisory and other capital markets products and services to its clients.

Products and Services

Our Dresdner Kleinwort Wasserstein division offers corporate finance advisory services on mergers and acquisitions, divestitures, restructurings and other strategic matters, securities underwriting and market making, securitization products and services, securities and derivatives trading, portfolio management, and other capital markets products and services. Capital markets combines Dresdner Kleinwort Wasserstein’s equity, fixed-income and foreign currency derivatives capabilities, offering our customers a full range of structuring and over the counter solutions.

Distribution

In our Dresdner Kleinwort Wasserstein division, relationship managers and sales teams work together with product specialists to provide in-depth capital markets expertise in investment banking to meet the capital markets needs of our clients. Our goal is to offer a full range of capital markets products and services to our Dresdner Kleinwort Wasserstein’s clients worldwide.

IRU

We established the IRU division, effective January 1, 2003, with the aim to free-up risk capital through the reduction of risk-weighted assets. Our strategy to accomplish this goal includes repayment, reduction of exposure limits, sale of individual loans or portfolios, and restructuring of loans, while seeking to maximize the recovery from non-strategic assets and private equity investments. Individual restructurings of operative units of Dresdner Bank are also part of its business.

At the inception of the IRU division on January 1, 2003, the IRU division included approximately €35.5 billion of assets and undrawn commitments, consisting of approximately €34.1 billion of loans, as well as approximately €1.4 billion of other non-strategic assets, including private equity investments. Of the €34.1 billion of loans €24.6 billion were fully drawn, and include approximately €6.9 billion of non-performing loans, approximately €1.1 billion of potential problem loans. During 2004, some of the IRU’s most significant transactions within the international capital markets included:

•	€345 million (May 2004) and €142 million (June 2004) of foreign loan exposure sold through closed bid portfolio auctions;

•	25% shareholding in Telecinco in June 2004 sold through an initial public offering (IPO) in Spain;

•	€70 million in September 2004 for the sale of a North American private equity portfolio; and

•	€1.2 billion in October 2004 for the sale of a portfolio of German loan assets.

In addition, in December 2004, Dresdner Bank announced that it has entered into sale negotiations relating to a German non-strategic loan portfolio of approximately €2 billion.

During 2003, some of IRU’s most significant transactions within the international capital markets included:

•	€511 million in May 2003 for the disposal of loan portfolios consisting primarily of loans to borrowers in the United States and Europe;

•	€123 million in September 2003 relating to the loan and equity portfolio in Asia Pacific; and

•	€1.9 billion during November and December 2003 for the reduction of loan exposure in the North American portfolio.

From January 1, 2003 to December 31, 2004, the total exposure in the IRU division was reduced by €26.2 billion. At December 31, 2004, the IRU included approximately €9.3 billion of assets and undrawn commitments, consisting of approximately €8.5 billion of loans and approximately €0.8 billion of other non-strategic assets, including private equity investments. Of the €8.5 billion of loans, €6.5 billion were fully drawn, and included approximately €2.7 billion of non-performing loans and approximately €0.1 billion of potential problem loans. Approximately €2.0 billion of undrawn commitments remained at December 31, 2004. As a result of the significant dispositions throughout 2004, our risk-weighted assets were reduced to €4.0 billion, at the end of 2004, as compared to €10.1 billion at December 31, 2003.

Corporate Other

Our banking segment’s Corporate Other division contains income and expense items that are not directly assigned to our operating divisions. These items include, in particular, expenses for central functions and projects affecting Dresdner Bank as a whole which are not allocated to the operating divisions, as well as provisioning requirements for country and general risks, and realized gains and losses from Dresdner Bank’s non-strategic investment portfolio.

In our Corporate Other division, during 2003, we disposed of our institutional custody business, with the transfer of such business occurring in 2004. In 2004, we have sold our payment processing activities to a third party and have begun outsourcing the IT services related to our domestic retail securities processing, including custody, to a third party. This outsourcing migration is expected to be completed in 2006.

Until August 2002, we served our real estate customers through our real estate business line, which comprised primarily the business operations of our mortgage bank Deutsche Hyp and our German real estate fund management subsidiary, Deutsche Gesellschaft für Immobilienfonds GmbH (or DEGI). On August 1, 2002, we merged Deutsche Hyp with Rheinische Hypothekenbank AG, the mortgage banking subsidiary of Commerzbank, and Eurohypo, the mortgage banking subsidiary of Deutsche Bank, into a single entity, Eurohypo. We deconsolidated Deutsche Hyp and dissolved our real estate business line on August 1, 2002. We held an ownership interest of 28.5% in Eurohypo as of December 31,

2004 and accounted for it using the equity method; see Note 7 to our Consolidated Financial Statements.

Our German real estate fund management subsidiary, DEGI, remained within our Corporate Other division.

Asset Management Operations

Our asset management segment operates as a global provider of institutional and retail asset management products and services to third-party investors and provides investment management services to our insurance operations. We managed approximately €1,078 billion of third-party assets, group’s own investments and separate account assets on a worldwide basis as of December 31, 2004, with key management centers in Munich, Frankfurt, London, Paris, Singapore, Hong Kong, Milan, Westport, Connecticut, and San Francisco, San Diego and Newport Beach, California. Our third-party assets under management were approximately €585 billion as of December 31, 2004. As measured by total assets under management at December 31, 2004, we were among the five largest asset managers in the world.

Assets Under Management

Our asset management operations pursue two objectives. In our third-party asset management business, we seek to leverage the power of our portfolio management expertise, existing customer relationships and distribution to maintain and further develop our position as a leading global asset manager. In the management of the Allianz Group’s own investments, we seek to maximize long-term total return on our investments for the benefit of our shareholders and policyholders, including the value of our portfolio of financial and industrial equity participations, while remaining within the Allianz Group’s risk management guidelines.

Third-Party Assets

We manage our third-party asset management business primarily through Allianz Global Investors (formerly Allianz Dresdner Asset Management, or “ADAM”, until October 2004), our wholly owned asset management subsidiary. We reorganized our former financial services operations in 2001 under ADAM in order to integrate the asset management operations of Dresdner Bank, acquired on July 23, 2001, to achieve new economies of scale and to extend the reach of our distribution networks for asset management products and services. In 2002, we transferred substantially all of Dresdner Bank’s German asset management subsidiaries to ADAM.

We conduct our third-party asset management business primarily through our operating companies worldwide under the new umbrella brand name, Allianz Global Investors. As part of our multi-regional strategy, however, we operate under multiple brand names in different regions. In the United States, our main operating companies include PIMCO, Nicholas-Applegate, RCM Capital Management (formerly Dresdner RCM Global Investors), Oppenheimer Capital and NFJ Investment Group. In Europe, we operate primarily through AGF Asset Management, RAS Asset Management, Deutscher Investment Trust (or “dit”) and Dresdner Bank Investment Management (or “dbi”), as well as RCM Capital Management and PIMCO. In Asia, our main brands are Allianz Global Investors (effective in 2005, which was formerly ADAM), PIMCO and RCM Capital Management.

In 2002, together with Guotai Junan Securities (or “GTJA”), we established Guotai Junan Allianz Fund Management, a Shanghai-based joint venture that was the first joint venture fund management company and the first licensed fund manager with foreign participation in China. By combining GTJA’s distribution network and our international asset management expertise, our joint venture has become one of the most successful Sino-foreign partnerships based on net inflows (Source: Pensions and Investments, November 2004) and is well-positioned to make further inroads into this growth market.

We have significantly grown our third-party assets under management in recent years, both through acquisitions such as Dresdner Bank and Nicholas-Applegate in 2001 and PIMCO in 2000, and through organic growth driven by significant net capital inflows. We continue to leverage the PIMCO, dit, dbi, Nicholas-Applegate, Oppenheimer Capital and RCM Capital Management franchises in further developing our third-party asset management business through our flagship subsidiaries on a global basis. We believe that the European markets offer especially attractive opportunities for third-party fund managers. We also expect that investment fund products, in particular retirement planning vehicles, will increase in importance in Europe. We expect this trend to be supported by the increased demographic pressure that state-run pension systems will face and the rising prevalence of defined contribution arrangements. We believe that we are well-positioned in third-party markets, especially in Germany, France and Italy, and we continually seek to increase our market share in these markets.

We are also developing our insurance and banking distribution capabilities, including our dedicated advisory, branch bank and insurance networks in Europe, as asset accumulation arms to further our asset management capabilities. Leading examples of our activities in this area include our operations through Dresdner Bank, where approximately 7,000 financial advisors in branch offices distribute our asset management, life insurance and other financial products; our operations at RAS Group in Italy, with its independent network of licensed financial advisors who distribute life insurance and financial products; and our operations at the AGF Group in France, with its network of advisors offering comprehensive financial planning services. See also “—Banking Operations.”

As a result of the re-organization of our asset management operations under Allianz Global Investors, we believe we are well-positioned to deliver quality products and services in all major asset classes for both retail and institutional clients. We aim to provide our clients with first-class products on a global basis by fully utilizing our distribution channels and leveraging the asset management expertise of our specialized asset managers around the world.

We serve a comprehensive range of retail and institutional asset management clients, including corporate and public pension funds, insurance and other financial services companies, governments and charities, financial advisors and private individuals. Our third-party asset management includes primarily equity, fixed income, money market and sector products, as well as alternative investments.

Our third-party asset management subsidiary, Allianz Global Investors, is organized globally into global equity and global fixed income business lines, each led by a global head. Together with Allianz Global Investors’ chief executive officer and chief operating officer, who set the standards and coordinate corporate controlling and administration, each global head is also a member of Allianz Global Investors’ executive committee, which is responsible for the strategic development and financial performance. In addition, country organizations led by country managers provide shared infrastructure and services. Allianz Global Investors’ management structure has been designed to manage the complexity of its multi-regional, multi-product and multi-channel business activities. Within this structure, Allianz Global Investors maintains significant incentives for entrepreneurship and encourages its business units to operate autonomously.

Portfolio Management

Allianz Global Investors has consistent, well-structured and transparent investment processes that are based on fundamental primary research. Allianz Global Investors’ goal is to provide its clients with portfolios that consistently offer superior performance in accordance with its clients’ investment objectives. Allianz Global Investors aims for outperformance through active portfolio management coupled with comprehensive risk management at all levels of the investment process. At December 31, 2004, we had 450 portfolio managers and approximately 200 analysts in major markets worldwide providing a comprehensive range of actively managed fixed-income and equity products and services.

Global Fixed Income. Allianz Global Investors’ fixed-income portfolio investment process is led by PIMCO, one of the world’s major fixed-income investment managers. Our fixed-income product range includes total return, short- and long-duration, regional, country-specific, global and other geographic products, sector products including government and corporate bonds and specialty funds such as high yield and emerging markets. We deliver our fixed-income products in a broad range of investment vehicles, including separate accounts, fixed-income mutual funds and investment trusts.

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

Distribution

In Europe, Allianz Global Investors markets and services institutional products through specialized personnel located primarily in its Frankfurt, London, Munich, Paris and Milan offices. European retail distribution is provided primarily through the proprietary channels of the Allianz Group, including branch bank advisors, full-time agents employed by affiliated insurance companies and other Allianz Group financial planners and advisors.

In Germany, mutual funds are distributed primarily through our Dresdner Bank branches and our full-time insurance agents. In support of these channels, Allianz Global Investors provides asset management specialists and support services, including call centers and client services.

In France, AGF Asset Management markets a wide range of retail products to individual investors through its own in-house network of financial advisors, including full-time agents employed by AGF Group, brokers and specialist networks.

In Italy, RAS Asset Management offers mutual funds that are marketed through affiliated financial planners, financial advisors, banks and via the Internet.

In the United Kingdom and the United States, each of our Allianz Global Investors asset managers markets and services its institutional products through its own specialized personnel. The institutional markets in the United Kingdom and the United States are dominated by consultants, who advise their clients with regard to investment strategy and asset allocation, conduct due diligence on and rank portfolio managers, and conduct searches. As a result, the portfolio managers in these areas put strong emphasis on servicing consultants. In addition, in the United States, Allianz Global Investors asset managers offer a wide range of retail products. The principal proprietary channel is PIMCO Funds, which distributes mutual funds through broker-dealers, financial planners, 401(k) funds and other intermediaries. We also provide “wrap” services through broker-dealers, by managing all or a part of separate accounts maintained by broker-dealers for their customers. In the United States, Allianz Global Investors also advises mutual funds sponsored by third parties, including other mutual fund families and insurance companies offering variable annuity products.

Allianz Global Investors has committed substantial resources to the expansion of the third-party asset management business in Asia-Pacific. We have offices in Tokyo, Hong Kong, Shanghai, Singapore, Taipei, Seoul and Sydney, which are being enlarged to accommodate equity and fixed-income portfolio management, as well as institutional and retail distribution. Allianz Global Investors is also seeking to leverage its brand, investment know-how and customer relationships in China and to exploit the opportunities in this growing asset management market.

Competition

Our main competitors in the asset management business include Deutsche Bank, AXA, UBS, Credit Suisse, Fidelity Investments, Citigroup, Merrill Lynch, Capital Group and Amvescap. They each have large, multi-jurisdictional and multi-product asset management operations, and most of them compete with us for both retail and institutional clients.

Group’s Own Investments

Our group’s own investments consist of the investment portfolios of our insurance, banking and asset management operations. Our investment strategy with regard to our group’s own investments is to maximize long-term total return while remaining within the Allianz Group’s risk management guidelines. These guidelines relate primarily to the quality of the investments and the matching of assets and liabilities. Our general policy is to closely match the maturities and currencies of assets and liabilities. The investment policies of the insurance subsidiaries reflect the different liability characteristics and tax profiles of their respective operations. Our internationally integrated teams of portfolio managers work closely with the regional asset management subsidiaries to coordinate asset/liability management and product development activities. Because our insurance investments mostly serve to cover liabilities in the insurance business, our asset management professionals place a high priority on high quality, liquid and widely marketable securities in our insurance investments portfolio. For a discussion of the investment portfolios of our banking operations, see “—Selected Statistical Information Relating to Our Banking Operations.” For further discussion regarding our group’s own investment strategy and risk management practices, see “Quantitative and Qualitative Disclosures about Market Risk.”

Group’s own investments reflect the definition of investments as used by management for controlling purposes. Real estate owned by the Allianz Group and used for its own activities is, however, not considered by management to be an investment and, therefore, does not mirror the real estate category under Note 39 to our Consolidated Financial Statements.

The following table sets forth our group’s own investment portfolios by type of investment at the end of the years indicated:

	December 31, 2004(1)
	Property- Casualty	Life/Health		Banking	Asset Management	Group
	€ mn	€ mn		€ mn	€ mn	€ mn
Real estate	3,534	5,613		1,479	2	10,628
Fixed-income investments(2)	60,770	204,411		17,278	475	282,933
Equity investments	16,886	28,115		6,728	53	51,783
Other investments(3)	7,513	2,572		—	5	10,090

Subtotal	88,703	240,711		25,485	535	355,434
Trading portfolio	331	25,645	(4)	91,754	129	117,860

Total	89,034	266,356		117,239	664	473,294

(1)	Group’s own investments are shown at balance sheet value and are presented after consolidation adjustments representing the elimination of intra-group investment holdings. Fair values investments in associated enterprises and joint ventures (included within equity investments) and real estate used by third-parties amounted to €6,372 million and €14,181 million, respectively.
(2)	Includes loans issued by Allianz Group operating entities within the Property-Casualty and Life/Health segments (€21,561 million).
(3)	Consists of funds held by others under reinsurance contracts assumed (€1,601 million), bank deposits (€8,481 million), as well as loans to associated enterprises and joint ventures (€8 million).
(4)	As a result of a new accounting standard, investments from certain unit-linked contracts were reclassified from separate account assets to trading assets, which are included within group’s own investments.

Insurance Operations Investments

The following is a discussion of the investment portfolio of our insurance operations. For a discussion of the investment portfolios of our banking operations, see “—Selected Statistical Information Relating to Our Banking Operations.”

Fixed-Income Investments

Excluding the trading portfolio, fixed income securities constituted 68.5% of our property-casualty investment portfolio (after elimination of the intra- Allianz Group investment holdings) and 84.9% of our life/health investment portfolio (after elimination of the intra-Allianz Group investment holdings) as of December 31, 2004. The credit quality of our fixed income securities portfolio has historically been strong. As of December 31, 2004, of the rated fixed income securities in our group’s own investments portfolio, approximately 42.1% had a rating comparable to a Standard & Poor’s rating of “AAA”, approximately 72.4% were invested in securities with a Standard & Poor’s rating of “AA” or better and approximately 99.4% were invested in securities with a Standard & Poor’s rating of BBB or better.

The following table shows the maturities of our held-to-maturity and available-for-sale fixed income investments, including the fixed income investments of our banking and asset management segments, at December 31, 2004:

	Held-to-maturity		Available-for-sale
	Amortized cost	Market value	Amortized cost	Market value
	€ mn	€ mn	€ mn	€ mn
Contractual term to maturity up to one year	523	528	26,314	26,992
Over one year through five years	1,446	1,530	99,286	103,943
Over five years through ten years	1,903	1,991	76,595	81,313
Over ten years	1,307	1,338	40,969	43,945

Total	5,179	5,387	243,164	256,193

Equity Investments

Excluding the trading portfolio, equity investments constituted 19.0% of our property-casualty investment portfolio (after elimination of the intra-Allianz Group investment holdings) and 11.7% of our life/health investment portfolio (after elimination of the intra-Allianz Group investment holdings) as of December 31, 2004. Consistent with our strategy, we invest life policyholders’ and shareholders’ funds, as well as certain amounts of property-casualty cash flow, in equities. Since the early 1900’s, the life/health and property casualty investments in Germany have included equity positions in a number of well-known German companies.

In 2004, we continued to reduce our exposure to equity investments through divestments of certain shareholdings, including our shareholdings in Munich Re and Beiersdorf AG, which were reduced from 12.4% and 16.6% as of December 31, 2003 to 9.8% and 7.3% as of December 31, 2004, respectively. See also Note 47 to our Consolidated Financial Statements for information regarding the Allianz Group’s sale of its shareholdings in MAN AG in January 2005.

Significant Allianz Group Equity Investments

The following tables set forth information regarding our significant equity investments in German and non-German companies at December 31, 2004. Except for our investment in Eurohypo AG, which is accounted for under the equity method as we hold more than a 20% interest, these investments are carried on our financial statements at market value.

	December 31, 2004
	Carrying Value	Fair value(1)	% Ownership
	€ mn	€ mn
Eurohypo AG	1,930	1,931	28.5

(1)	Based on internal valuation.

	December 31, 2004
	Market value	% Ownership
	€ mn
German companies
Schering AG	1,259	11.8
Linde AG	629	11.5
Munich Re	2,028	9.8
Beiersdorf AG	530	7.3
Bayer AG	939	5.2
RWE AG	1,094	4.8
HeidelbergCement AG	187	4.2
Bayerische Motorenwerke AG	907	4.1
E.ON AG	1,606	3.5
BASF AG	749	2.6
Siemens AG	729	1.3
Non-German companies
Banco Popular Espanol S.A.	1,043	9.5
UniCredito Italiano S.p.A.	1,300	4.9
Crédit Agricole S.A.	752	2.3
Total S.A.	822	1.2

Property-Casualty Insurance Reserves

General

The Allianz Group establishes property-casualty loss reserves for the payment of losses and loss adjustment expenses (or “LAE”) on claims which have occurred but are not yet settled. Loss and LAE reserves fall into two categories: individual case reserves for reported claims and reserves for incurred but not reported (or “IBNR”) claims.

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

IBNR reserves are established to recognize the estimated cost of losses that have occurred but where the Allianz Group has not yet been notified. These reserves, like the reserves for reported claims, are established to recognize the estimated costs, including expenses, necessary to bring claims to final settlement. Since nothing is known about the occurrence, the Allianz Group relies on its past experience, adjusted for current trends and any other relevant factors. These reserves are estimates based on actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Late reported claim trends, claim severity, exposure growth and future inflation are examples of factors used in projecting the IBNR reserve requirements. These reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

The process of estimating loss and LAE reserves is by nature imprecise due to the large number of variables affecting the ultimate amount of claims. Some of these variables are internal, such as changes in claims handling procedures, introduction of new IT systems or acquisitions and divestitures. Others are external, such as inflation, judicial trends and legislative changes. The Allianz Group attempts to reduce the uncertainty in reserve estimates through the use of multiple actuarial and reserving techniques and analysis of the assumptions underlying each technique.

Within the Allianz Group, loss and LAE reserves are estimated by local operating entity, and within each entity by line of business. In addition, actuaries at Allianz AG use a variety of methods to oversee and monitor reserve levels set by the local companies. These methods include independent reserve reviews, peer reviews of local reserve analyses, monitoring of quarterly loss data and assessments of local actuarial reserving processes. This central control process serves not only to ensure that the total loss and LAE reserves for the Allianz Group are reasonable, but also to improve the consistency and quality of reserve analyses across the Allianz Group.

During 2004, there were no significant changes in the mix of business written. Moreover, there were no material changes to the amount and type of reinsurance placed in respect of the Allianz Group’s business.

On the basis of currently available information, management believes that the Allianz Group’s property-casualty loss and LAE reserves are adequate. However, the establishment of loss reserves is an inherently uncertain process, and accordingly, there can be no assurance that ultimate losses will not differ from these estimates.

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

The following table breaks down the loss and LAE reserves of the Allianz Group, gross of reinsurance ceded, by region and line of business for the year ended December 31, 2004, on an IFRS basis. The credit, travel and marine & aviation lines are written on a world-wide basis through multiple legal entities in several countries, and as a result, are not included in the regional totals.

Loss and LAE Reserves by Region and Line of Business(1)

as of December 31, 2004

	Gross of Reinsurance
	Automobile Insurance	General Liability	Property	Other Short-Tail Lines(2)	Other Medium-Tail Lines(3)	Other Long-Tail Lines(4)	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Germany(5)	4,617	2,112	703	—	3,430	10	10,872
France(5)	2,129	1,774	1,198	228	3,199	—	8,528
Italy	3,919	1,495	445	163	411	12	6,445
United Kingdom	967	344	467	47	325	900	3,050
Switzerland(5)	844	239	101	81	913	771	2,949
Spain	914	210	120	2	170	—	1,416
Rest of Europe	3,675	1,300	672	243	639	628	7,157
NAFTA Region(6)	468	4,024	2,104	73	706	1,465	8,840
Asia-Pacific Region	1,210	343	226	3	131	599	2,512
South America, Africa and Rest of World	108	29	147	2	49	—	335

Subtotal of regions	18,851	11,870	6,183	842	9,973	4,385	52,104

Credit insurance	—	—	—	1,107	101	—	1,208
Travel insurance and assistance services	—	—	—	130	—	—	130
Marine & Aviation	—	—	—	—	1,206	888	2,094

Subtotal of specific business (global)	—	—	—	1,237	1,307	888	3,432

Allianz Group Total	18,851	11,870	6,183	2,079	11,280	5,273	55,536

(1)	By jurisdiction of individual Allianz Group subsidiary companies.
(2)	Other Short-Tail Lines comprise health, credit insurance, crop and hail.
(3)	Other Medium-Tail Lines consist of personal accident, legal protection, marine hull, aviation hull, construction, packages, pools, multi-peril lines, assumed reinsurance and other business.
(4)	Other Long-Tail Lines comprise workers compensation, marine third party liability and aviation third party liability.
(5)	Other Medium-Tail business in Germany, France and Switzerland consists primarily of assumed business.
(6)	For the NAFTA Region, Other Long-Tail business consists primarily of workers compensation in the United States.

The Allianz Group estimates that loss and LAE reserves consist of approximately 20% short-tail, 50% medium-tail and 30% long-tail business.

During 2004, the Allianz Group experienced the following major natural catastrophe loss events: the four hurricanes Charley, Frances, Jeanne and Ivan in the South-Eastern United States, as well as the tsunamis in South Asia. As a result of the Allianz Group’s risk management system, the Allianz Group recorded €216 million of net losses in connection with claims arising from the hurricanes which struck the South-Eastern United States in August and September 2004. Net losses in connection with the tsunamis which struck South Asia in late December 2004 amounted to €22 million.

Reconciliation of Beginning and Ending Loss and LAE Reserves

The following table reconciles the beginning and ending reserves of the Allianz Group, including the effect of reinsurance ceded, for the property-casualty insurance segment for each of the years in the three-year period ended December 31, 2004 on an IFRS basis.

Reconciliation of Loss and LAE Reserves

	Year Ended December 31,
	2004		2003	2002
	€ mn		€ mn	€ mn
Balance as of January 1	56,644		60,054	61,876
Less reinsurance recoverable	(12,049)		(14,588)	(16,156)

Net	44,595		45,466	45,720

Plus incurred related to:
Current year	25,643		25,712	27,130
Prior years	(446	)(1)	279	646 (2)

Total incurred	25,197		25,991	27,776

Less paid related to:
Current year	(11,374)		(11,860)	(12,642)
Prior years	(11,818)		(13,155)	(12,143)

Total paid	(23,192)		(25,015)	(24,785)

Effect of foreign exchange	(469)		(1,822)	(3,367)
Effect of (divestitures)/acquisitions(3)	(624)		(25)	122
Net balance at end of year	45,507		44,595	45,466
Plus reinsurance recoverable	10,029		12,049	14,588

Balance as of December 31	55,536		56,644	60,054

(1)	The €446 million of favorable development during 2004 was the result of many individual developments by region and line of business. See “—Changes in Loss and LAE Reserves During 2004.”
(2)	The €646 million of unfavorable development during 2002 was due primarily to increases in asbestos and environmental reserves in the United States.
(3)	Reserves for loss and LAE of subsidiaries acquired (or disposed) are shown during the year of acquisition (or disposition). The divestiture of €624 million in 2004 was driven primarily by the sale of Allianz Insurance Company of Canada in December 2004.

Changes in Loss and LAE Reserves During 2004

As noted above, loss and LAE reserves of the Allianz Group at December 31, 2004 included €446 million reduction in incurred loss and LAE relating to prior years, representing 1.0% of net loss and LAE reserves at January 1, 2004. The following table provides a breakdown of this amount by region.

Changes in Loss and LAE Reserves During 2004

	Net Loss and LAE Reserves as of December 31, 2003	Net Development in 2004 related to Prior Years	in %(1)
	€ mn	€ mn
Germany	7,994	(372)	(4.6)
France	7,129	210	2.9
Italy	5,949	(249)	(4.2)
United Kingdom	2,376	(139)	(5.8)
Switzerland	2,702	27	1.0
Spain	1,135	(63)	(5.6)
Rest of Europe	6,083	22	0.4
NAFTA Region	7,019	204	2.9
Asia-Pacific Region	2,120	20	0.9
South America, Africa and Rest of World	259	(21)	(8.0)

Subtotal of regions	42,766	(361)	(0.8)
Credit insurance	893	(235)	(26.4)
Travel insurance and assistance services	105	(20)	(19.5)
Marine & aviation	831	170	20.4

Allianz Group Total	44,595	(446)	(1.0)

(1)	In percent of net reserves as of December 31, 2003.

Within each region, these reserve developments represent the sum of amounts for individual companies and lines of business. Because of the diversity and complexity of various developments in the loss and LAE reserves in each geographic region and global specific business, it is not feasible, or meaningful, to provide detailed information (e.g., claim frequencies, severities, settlement rates) by region or specific business. Instead, we present a discussion of the key drivers of the reserve developments during the past year as they are recognized at the operative entities. Most of these companies analyze loss and LAE reserves on a gross basis. Therefore, unless otherwise indicated, the discussion is based on gross loss and LAE reserves in the local currency of the company before consolidation adjustments but after taking into account intra-group cessions to Allianz AG and Allianz Global Risks Re. Consequently, individual amounts in the following discussion do not fully reconcile to those in the above table, which are based on net loss and LAE reserves and net developments during 2004.

Germany

In Germany, gross loss and LAE reserves developed favorably during 2004 by approximately €326 million, or 3.1% of reserves at January 1, 2004.

At Sachgruppe Deutschland (or “SGD”), the property-casualty insurance group of the Allianz Group in Germany, gross loss and LAE reserves developed favorably by €193 million. This development was the result of multiple effects, including favorable developments of €224 million, offset partially by adverse development of €47 million.

Favorable developments included:

•

€79 million for motor third-party liability, attributable to a favorable trend in claim frequency and a release of IBNR reserves for accident year 2003, as a result of our annual review process based on current facts and circumstances, as well as a favorable development in subsequent claim emergence in 2004;

•	€55 million for motor own damage due to declining claim frequencies;

•	€50 million for private and commercial property due to favorable development in claims settlement, particularly for large claims, which accounted for approximately €20 million of this positive development; and

•	€40 million for fire, engineering and extended coverage, resulting from the introduction of internal ground-up actuarial analyses for fire and extended coverage as well as improved loss ratios in engineering for accident years 2002 and 2003.

Offsetting unfavorable developments include:

•	€37 million for personal accident, attributable to a change in business mix towards a greater proportion of policies with annuity benefits payments as compared to policies with a lump-sum benefit payment;

•	€7 million for legal protection business, following the introduction of a new lawyers compensation statute in July 2004; and

•	€3 million from two large fire and extended coverage claims in accident year 2003.

Also during 2004, Allianz AG, the Allianz Group company underwriting primarily intra-Allianz Group reinsurance, experienced €25 million of unfavorable reserve development. This amount was the result of unfavorable development of €140 million, offset partially by favorable development of €109 million. In many cases, these developments are the direct result of corresponding developments in reserves on the underlying business of the Allianz Group companies that were ceded to Allianz AG.

Adverse development included:

•	€126 million on facultative business ceded from two Allianz Group entities in Canada and Chile, which were both sold during 2004. Most of this amount relates to the sale of Allianz Canada, which resulted in the recognition of reserves at the Allianz AG level as of December 31, 2004. These reserves were previously carried at Allianz Canada and were eliminated through consolidation; and

•	€14 million on global engineering business, arising out of a ground–up reserve analysis of the time-lag between date of loss and date of reporting.

Offsetting favorable developments included:

•	€50 million relating to a facultative German linked business retroceded to Allianz Versicherungs-AG, for which reserves were estimated by the cedent;

•	€36 million in respect of gains from participation in the run-off of credit business, which was primarily written in Germany; and

•	€23 million from the quota-share business assumed from Munich Re.

Allianz Global Risks Re, which provides reinsurance for the international corporate business of the Allianz Group companies worldwide, experienced a favorable development of €131 million during 2004, arising from a range of factors. Similar to Allianz AG, reserve developments for Allianz Global Risks Re are often attributable to developments in the underlying business of the Allianz Group companies underwriting the international corporate business.

Favorable developments at Allianz Global Risks Re included:

•	€86 million development reported by cedants on quota-share basis predominantly from United Kingdom, France, United States and Belgium;

•	€33 million on property business partly due to reductions in the loss and LAE reserves for certain large claims and a decline in case reserves attributable to more up-to-date information on claims information from the ceding companies; and

•	€10 million primarily attributable to foreign exchange movements.

France

In France, gross loss and LAE reserves developed adversely by €89 million, or 1.1% of the reserves at January 1, 2004.

At AGF IART, favorable reserve developments of €200 million were offset by unfavorable developments of €269 million.

Favorable development at AGF IART included:

•	€189 million on property business from agents, brokers and international corporate business, due to reductions in ultimate loss and LAE development factors, which were re-evaluated in the normal course of actuarial analyses; and

•	€11 million for motor own damage in the agents business due to declining claim frequency.

Offsetting unfavorable developments at AGF IART included:

•	€111 million for unwinding discounts of mathematical reserves of bodily injury claims in health business;

•	€66 million in motor third-party liability written by agents due to increased severity of large claims, partially offset by reduced claim frequency;

•	€26 million on construction business written by brokers following normal course of actuarial re-evalution;

•	€23 million on general liability claims at the London branch;

•	€22 million on general liability broker business, due to updated actuarial evaluations; and

•	€21 million on natural catastrophe agents business, arising out of government decrees on 2003 drought damages in France.

La Lilloise, an AGF IART company, experienced favorable developments of €25 million from motor own damage, property and construction businesses. However, this amount was more than offset by adverse development of €59 million for motor third-party bodily injury liability, attributable to greater than expected case reserve emergence during 2004.

Italy

As a result of a combination of reserve developments at three operating entities, the gross loss and LAE reserves developed favorably in Italy by €263 million, or 4.1% of the reserves at January 1, 2004.

At RAS S.p.A., favorable developments of €104 million were attributable to the following factors:

•	€43 million due to positive developments in the settlements of previous years’ claims and favorable developments in the IBNR reserves for short-tail lines, primarily property, fire and engineering, theft and construction all risk;

•	€28 million for assumed business due to foreign currency effects of €18 million and adjustments to loss development patterns to reflect portfolio movements;

•	€15 million for marine own damage, due to positive developments in the settlement of several large claims and a lower than expected emergence of late claims;

•	€11 million for credit, mainly due to higher than expected recoveries for claims paid in the past years in the bond business; and

•	€7 million for personal accident due to lower than expected claims emergence on previous accident years.

These favorable developments were partially offset by adverse development of €28 million attributable to:

•	€15 million for general liability, mainly in the public administration and public health lines from accident years 1998 through 2000;

•	€9 million for health as a result of several large individual claims, as well as a negative development in the IBNR reserves attributable to the discontinued coverage of public administration employees; and

•	€4 million on foreign business.

Allianz Subalpina, a consolidated subsidiary of RAS S.p.A., exhibited a favorable development of €23 million during 2004, consisting of €9 million for property, €7 million for personal accident and additional €12 million for motor own damage, theft, technical, engineering and bond. These amounts were partially offset by €6 million for motor third-party liability, health and general liability, primarily due to an increase in the average cost of claims.

Lloyd Adriatico experienced a positive development of €175 million from the favorable run-off in motor third-party liability, partially offset by adverse development of €25 million in general liability. The favorable run-off in motor third-party liability was due to a significant decline in claim frequency. Adverse development in general liability reflected higher case reserve estimates in the coinsured business, as a result of the re-evaluation by the leading coinsurer.

United Kingdom

In the United Kingdom, gross loss and LAE reserves developed favorably during 2004 by €204 million, or 6.9%, of the reserves at January 1, 2004.

At Allianz Cornhill, gross loss and LAE reserves developed favorably during 2004 by €224 million due to the following factors:

•	€75 million on global risks due to favorable experience on the property non-energy and engineering accounts, which more than offset the adverse development observed on a single large claim. Most of the benefit of these favorable developments were passed onto Allianz Global Risks Re as a result of a 90% quota-share treaty;

•	€72 million on commercial and personal property, primarily due to lower than expected late reported large losses and weather related events;

•	€58 million on commercial motor due to generally favorable claims experience, as well as revised claim payment patterns on bodily injury claims observed in a claims process review;

•	€34 million on specialized insurance programs or schemes in particular due to favorable experience on the creditor and all risks account. The net impact was much less due to high levels of quota-share reinsurance;

•	€32 million on commercial liability, which has benefited inter alia from the same bodily injury development as that of motor claims;

•	€26 million on personal motor, which experienced generally favorable development despite the strengthening for run-off business; and

•	€8 million on personal property.

These favorable developments were offset by the following factors:

•	€34 million for commercial employers’ liability to cover the high degree of uncertainty related to mesothelioma claims in accident years 1994 and prior following recent judicial developments concerning allocation of employers liability claims; and

•	€16 million for marine.

Switzerland

In Switzerland, gross loss and LAE reserves of Allianz Suisse Versicherungs-Gesellschaft experienced unfavorable development of €64 million, or 1.5% of the reserves at January 1, 2004. This amount was the result of numerous unfavorable and favorable developments. Unfavorable developments included:

•	€33 million for loss adjustment expense reserves following increased expenses as a result of refining expense allocation factors to a specific line of business level;

•	€21 million on assumed reinsurance due to late reported claims for accident year 2003 in the non-proportional business, offset in part by favorable developments of premium developments on multi-year proportional policies;

•	€13 million in workers’ compensation due to amortizing discounted annuities;

•	€13 million arising out of a reserve re-evaluation by the leading co-insurer for the former Elvia co-insurance business; and

•	€5 million due to adopting the recommendation of the Swiss Insurance Association (SIA) on loss development tail factors for short-term compensation business.

These unfavorable developments were partially offset by favorable developments of €7 million for assumed facultative property business, €5 million for transport and €6 million for other lines of business.

Loss and LAE reserves of Allianz Risk Transfer, the Allianz Group company selling conventional reinsurance as well as a variety of alternative risk transfer, developed favorably by €14 million primarily due to the recognition of gains on a quota-share treaty with Munich Re for underwriting years 2001 through 2003.

Spain

Gross loss and LAE reserves for Allianz Seguros developed favorably by €102 million, or 7.8% of the reserves at January 1, 2004. Favorable development in motor attributable to lower than expected IBNR claims, lower allocated expenses and improved claim settlement rates was partly offset by adverse development in industrial lines, in particular for general liability, following an actuarial re-evaluation.

Rest of Europe

Loss and LAE reserves in other European Allianz Group companies developed favorably by €80 million, or 1.2% of the reserves at January 1, 2004. This figure represents the net result of unfavorable as well as favorable developments for numerous individual companies. Since the business is written in different currencies, these developments were also affected by exchange rate movements.

Allianz Irish Life Holdings p.l.c. experienced favorable development of €63 million. Favorable court decisions, declining claim frequencies and a government-backed nationwide initiative to reduce fraudulant claims contributed to a €30 million surplus in commercial and personal motor. The government fraudulant claims reduction initiative, including the Personal Injuries Assessment Board, contributed another €10 million surplus for employers liability.

Gross loss and LAE reserves for Allianz Nederland Schade experienced favorable run-off of €36 million in 2004. The primary sources of favorable developments included:

•	€31 million for an individual large claims in engineering and several individual large claims;

•	€17 million from case reserves in motor due to quicker claim settlement, as the low claim frequency in 2004 allowed claim adjusters to spend more time on open claims from prior years; and

•	€9 million reduction for the discontinued medical business of the former Zwolsche Algemeene, now part of Allianz Nederland Schade.

These factors were partially offset by a reserve strengthening of €22 million in general liability arising out of a ground-up reserve analysis following a change in case reserve policy in 2003.

NAFTA Region

For the entire NAFTA region, Allianz Group’s gross loss and LAE reserves developed favorably during 2004 by €140 million, or 1.2% of the reserves at January 1, 2004. The largest Allianz Group companies in this region are Fireman’s Fund Insurance Company (or “Fireman’s Fund”) and Allianz Global Risks U.S. Insurance Company (or “AGR U.S.”). Allianz Insurance Company of Canada (or “Allianz Canada”) was sold during 2004 and contributed €2 million in adverse development to the total NAFTA result.

At Fireman’s Fund, prior period gross loss and loss adjustment expenses reserve estimates increased by €64 million for accident year 2003 and prior. This amount comprises several partially offsetting components.

Favorable developments included:

•	€121 million for special property driven by accident year 2003 and the change in the organizational structure of agribusiness, where the Fireman’s Fund business was combined with that of Rural Community Insurance Services, with Fireman’s Fund serving as lead underwriter and lead reinsurer; and

•	€32 million for workers compensation, €26 million for other liability on occurrence-basis and €18 million for commercial multi-peril, all attributable to general volatility and the re-alignment of reserves by line and accident year.

These favorable developments were more than offset by the following adverse developments:

•	€106 million for products on occurrence-basis, €46 million for fidelity/surety, €35 million for commercial auto liability, €31 million for other liability on a claims made basis, €18 million for medical malpractice reflecting general volatility as well as re-alignment of reserves by line and accident year; and

•	€16 million other liability on an occurrence basis at Jefferson Insurance Company, a consolidated subsidiary of Fireman’s Fund, primarily due to reserve increases for accident years prior to 1995.

AGR U.S., experienced a favorable run-off of €230 million during 2004. This favorable development was attributable primarily to a €258 million redundancy in the property lines, based on 2004 internal reserve studies performed in the general course of AGR U.S.’s reserve process, partially offset by unfavorable development of €41 million for a single large claim in occurrence-basis general liability business. In the fourth quarter of 2004, AGR U.S. created a branch in Canada to continue the global risk business of the former Allianz Insurance Company of Canada.

Asia-Pacific

Gross loss and LAE reserves for the Asia-Pacific region developed favorably during 2004 by approximately €28 million or 1.1% of reserves at January 1, 2004. The largest Allianz Group property-casualty insurer in the region is Allianz Australia, representing approximately 93% of the region’s total reserves.

Allianz Australia experienced favorable developments of €12 million during 2004. This result arose from partially offsetting favorable and unfavorable developments from different lines of business. Favorable developments included:

•	€49 million due to impact of earlier years’ legislative changes in Queensland and New South Wales motor bodily injury being better than anticipated;

•	€29 million in property, fire, theft, technical and engineering as a result of further reviews of reserves for accident year 2003; and

•	€29 million for motor and marine property damage based on re-evaluation of prior year accident data.

These effects were partially offset by the following adverse developments:

•	€46 million in workers’ compensation and employers’ liability related to asbestos diseases while the experience for the total portfolio has been better than expected;

•	€13 million increase as a result of an updated actuarial review of the builders warranty class of business. This business is in run-off and was 94% reinsured and is therefore not significant on a net basis;

•	€5 million for construction damage and liability in response to indications that third-party recoveries may increase from workers’ compensation in New South Wales leading to increased liability claims;

•	€4 million for discontinued assumed reinsurance mostly written in 1997 and 1998; and

•	€3 million in personal accident arising out of an actuarial re-evaluation.

Credit Insurance

Credit insurance is underwritten in the Allianz Group by Euler Hermes. During 2004, Euler Hermes experienced favorable development of €408 million, or 29.5% of the reserves at January 1, 2004. In Germany, the further refinement of an actuarial approach and the revision of development assumptions for accident years 2002 and 2003, were attributable to favorable run-off of €121 million. In Italy and the United Kingdom €46 million and €47 million of favorable development occurred respectively, due to favorable loss development, in particular for attachment year 2003. In France favorable run-off of €115 million was also attributable to the favorable emergence of the 2003 attachment year.

Marine & Aviation

Allianz Marine & Aviation consists of two legal entities located in Germany and France, as well as a branch office in the United Kingdom. Additional marine & aviation business is underwritten in other entities of the Allianz Group (e.g. Firemans’ Fund Insurance Company) and is reported in these respective entities.

Allianz Marine & Aviation gross loss and LAE reserves developed favorably by €55 million in France and unfavorably by €224 million in Germany, resulting in €170 million unfavorable development in total, or 8.1% of the reserves at January 1, 2004.

In Germany, favorable development—primarily for underwriting years 2002 and 2003—for aviation claims of €49 million for business both from Germany and the United Kingdom was more than offset by a charge of €316 million to reflect the difference between underwriting and accident year basis accounting.

In France, there were several causes for the favorable development, each contributing between €12 million and €16 million. IBNR reserves for underwriting years 2001 and prior for aviation were reduced. Other favorable development consisted of IBNR in marine hull underwriting year 2003 and a benign experience in the UK branch aviation portfolio.

Changes in Historical Loss and LAE Reserves

The following table illustrates the development of the Allianz Group’s loss and LAE reserves, on an IFRS basis and gross of reinsurance, over the past eight years. Since the Allianz Group adopted IFRS in 1997, historical loss development data is available on an IFRS basis of accounting for the eight years 1997 to 2004 only.

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

The bottom section compares the latest re-estimated gross reserves for loss and LAE to the gross reserves as initially established and indicates the cumulative development of the initially established gross reserves through December 31, 2004. For instance, the surplus (deficiency) shown in the table for each year represents the aggregate amount by which the original estimates of reserves at that year-end have changed in subsequent years. Accordingly, the cumulative surplus (deficiency) for a year-end relates only to reserves at that year-end and such amounts are not additive. Caution should be exercised in evaluating the information shown on this table, as each amount includes the effects of all changes in amounts for prior periods. For example, the portion of the development shown for year-end 1999 reserves that relates to 1997 losses is included in the cumulative surplus (deficiency) of the 1997 through 1999 columns.

This table below presents calendar year data, not accident year data. Conditions and trends that have affected development of liability in the past may or may not necessarily occur in the future, and accordingly, conclusions about future results may not be derived from information presented in this table.

Changes in Historical Reserves for Unpaid Loss and LAE

Property-Casualty Insurance Segment

Gross of Reinsurance

	December 31,(1)
	1997	1998	1999	2000	2001	2002	2003	2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Gross liability for unpaid claims and claims expenses	34,323	45,560	51,272	54,047	61,876	60,054	56,644	55,536
Paid (cumulative) as of:
One year later	8,573	12,996	15,949	16,639	17,384	16,019	14,393
Two years later	13,329	20,967	24,132	24,451	25,889	24,099
Three years later	16,778	24,588	29,123	29,265	31,032
Four years later	19,562	27,829	32,423	32,525
Five years later	21,539	30,217	34,965
Six years later	22,902	32,020
Seven years later	23,957
Liability re-estimated as of:
One year later	32,200	46,768	52,663	55,357	60,195	56,092	54,232
Two years later	33,104	46,975	53,589	55,289	57,995	56,043
Three years later	32,766	47,346	53,101	53,181	57,015
Four years later	33,455	46,687	51,281	52,500
Five years later	33,426	45,307	51,074
Six years later	32,052	45,241
Seven years later	32,126
Cumulative surplus (deficiency)	2,197	319	198	1,547	4,861	4,011	2,412
Cumulative surplus (deficiency) excluding impact of foreign exchange	1,984	1,525	(821)	(1,479)	(805)	1,798	1, 387
Percent	5.8%	3.3%	(1.6)%	(2.7)%	(1.3)%	3.0%	2.4%

(1)	Reserves for loss and LAE of subsidiaries purchased (or sold) are included (or excluded) as of the date of the acquisition (or disposition).

The overall reduction in loss and LAE reserves from 2003 to 2004 is attributable to several factors including the divestiture of Allianz Canada, with 2003 year-end loss and LAE reserves of €688 million, the ongoing settlement and run-off of various U.S. business lines, and the appreciation of the Euro relative to U.S. dollar.

Reserve developments during 2004 are described in further detail in the preceding section “—Changes in Loss and LAE Reserves.”

The overall decrease in loss and LAE reserves between December 31, 2002 and 2003 is attributable primarily to the strengthening of the Euro relative to the U.S. dollar, the British pound sterling and the Swiss franc during 2003. Reserves in these three currencies decreased by €2.8 billion during 2003 due to a stronger Euro and a reduction of reserves in U.S. dollar attributable to the exit from some business lines, including surety at Fireman’s Fund and general liability at AGR U.S.

The significant increase in the gross reserves for 2001 over 2000 is driven by gross incurred losses and loss adjustment expenses related to the terrorist attack of September 11, 2001. On a consolidated Allianz Group basis, the terrorist attack of September 11, 2001 resulted in net claims costs of approximately €1,500 million. Estimated losses are based on a policy-by-policy analysis as well as a variety of actuarial techniques, coverage interpretations and claim estimation methodologies, and include an estimate of incurred but not reported, as well as estimated costs related to the settlement of claims. These loss estimates are subject to considerable uncertainty. In connection with the terrorist attack of September 11, 2001, we recorded net claims expenses of approximately €1,500 million in 2001 for the Allianz Group on the basis of one occurrence.

On December 6, 2004, a New York jury rendered a verdict that the World Trade Center attack constituted two occurrences under the alleged terms of various coverages. At December 31, 2004, this decision had no adverse impact on the Allianz Group’s operating results. The final implications of this decision for the Allianz Group will not be determined until the completion of further proceedings.

Discounting of Loss and LAE Reserves

As of December 31, 2004, 2003 and 2002, the Allianz Group consolidated property-casualty reserves reflected discounts of €1,220 million, €1,261 million and €1,685 million, respectively.

Reserves are discounted to varying degrees in the United States, United Kingdom, Germany, Hungary, Switzerland, Portugal, France and Belgium. For the United States, the discount reflected in the reserves is related to annuities for long-tailed liabilities, primarily including commercial multiple peril, auto liability, workers’ compensation and other liability. For the other countries, the reserve discounts relate to annuity reserves for various classes of business. These classes include personal accident, general liability and motor liability in Germany and Hungary, workers’ compensation in Switzerland and Portugal, individual and group health disability and motor liability in France, health disability in Belgium and claims from employers’ liability in the United Kingdom.

All of the reserves that have been discounted have payment amounts that are fixed and timing that is reasonably determinable.

The following table shows, by country, the carrying amounts of reserves for claims and claim adjustment expenses that have been discounted, and the interest rates used for discounting for the years ended December 31:

	Discounted Reserves in		Amount of the Discount in		Interest rate used for Discounting
	2004	2003	2004	2003	2004	2003
	€ mn	€ mn	€ mn	€ mn
France	1,402	1,466	330	346	3.25%	3.00%
Germany	407	366	278	256	2.75% to 4.00%	3.25% to 4.00%
Switzerland	392	396	236	242	3.25%	3.25%
United States	190	207	216	257	6.00%	6.55%
United Kingdom	84	70	65	70	4.25%	4.25%
Belgium	83	85	26	20	4.75%	4.75%
Hungary	69	60	22	19	1.40%	1.40%
Portugal	57	58	47	51	4.25%	4.50%

Total	2,684	2,708	1,220	1,261

Asbestos and Environmental Reserves in the United States

In 2002, Fireman’s Fund completed an analysis of its asbestos and environmental (or “A&E”) liabilities, resulting in an increase to these reserves of $750 million (net and gross) in September 2002. Also during 2002, Fireman’s Fund ceded the majority of its A&E loss reserves to Allianz AG.

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

In response to the uncertainty associated with A&E claims, Fireman’s Fund created an environmental claims unit focused on A&E claims evaluation and remediation for the Allianz Group’s U.S. property-casualty insurance subsidiaries. The staff of this unit, consisting of a total of approximately fifty employees, determines appropriate coverage issues according to the terms of the policies and contracts involved and, on the basis of its experience and expertise, makes judgments as to the ultimate loss potential related to each claim submitted for payment under the various policies and contracts. Judgments of potential losses are also made from precautionary reports submitted by insured companies for claims which have the possibility of involving policy coverage. Factors considered in determining the reserve are: whether the claim relates to asbestos or hazardous waste; whether the claim is for bodily injury or property damage; the limits of liability and attachment points; policy provisions for legal and litigation expenses (which are a significant portion of the estimated ultimate cost of these claims); type of insured; and any provision for reinsurance recoverables. In addition, Fireman’s Fund actively pursues commutations, policy buybacks and reinsurance cessions to reduce its A&E exposures.

The industry-wide loss trends for some of these exposures, especially for asbestos-related losses, have deteriorated over the past several years. Some of the reasons for this deterioration include: insureds who either produced or installed products containing asbestos have seen more and larger claims brought against them, some of these companies have declared bankruptcy, which has caused plaintiffs’ attorneys to seek larger amounts from solvent defendants and to also include new defendants; some defendants are also seeking relief under different coverage provisions when the product liability portion of their coverage has been exhausted. These developments led the Allianz Group to engage outside actuarial consulting firms to update a previous study conducted in 1995 to analyze the adequacy of the Allianz Group’s reserves for these types of losses. In 1995, Fireman’s Fund had increased its net and gross reserves for A&E by $800 million and in 2000 an additional $250 million was reallocated to A&E.

These A&E reserve analyses were updated during 2002, ultimately resulting in an additional $750 million of reserves attributed entirely to asbestos-related exposures. The analyses included a review of the ultimate gross asbestos loss and allocated loss expense reserves for accident years 1987 and prior. The methodology involved exposure-based modeling of policies with the greatest asbestos exposure, supplemented by aggregate methods for the remaining insureds. As previously stated, Fireman’s Fund is planning a regular update of its 2002 A&E reserve study during the course of 2005.

The total net reserve for asbestos and environmental claims exposure related liabilities for the U.S. based subsidiaries of the Allianz Group at December 31, 2004 was €739 million (2003: €906 million), excluding intercompany reinsurance agreements. The total gross reserve for asbestos and environmental claims exposure related liabilities at December 31, 2004 was €1,097 million (2003: €1,263 million).

The table below shows Fireman’s Fund case count activity for A&E in 2002 to 2004, including the activity for A&E of Jefferson Insurance Company of New York for 2004:

	Year to Date Case Counts December 31,			Percent Change
	2004	2003	2002	2004	2003
New	442	428	495	3.3%	(13.5)%
Reopened	156	244	241	(36.1)%	1.2%
Closed	669	660	902	1.4%	(26.8)%
Pending	1,720	1,718	1,741	0.1%	(1.3)%

On September 30, 2002, Fireman’s Fund entered into a reinsurance contract whereby it ceded net carried A&E loss and allocated ALAE reserves to Allianz AG, with Allianz AG providing reinsurance cover up to a maximum of $2,158 million. Total A&E reserves ceded under this treaty were $1,276 million for consideration in the amount of $1,276 million. The following table summarizes the gross and net U.S. claim reserves for A&E claims at December 31 for the years indicated.

Year-end December 31,	A&E Net Reserves	A&E Gross Reserves	As percentage of U.S. Property- Casualty Gross Reserves	As percentage of the Allianz Group’s Property-Casualty Gross Reserves
	€ mn	€ mn
2000	1,072	1,778	14.0%	3.3%
2001	979	1,649	10.1%	2.7%
2002	1,250	1,704	11.8%	2.9%
2003	906	1,263	11.9%	2.2%
2004	739	1,097	12.4%	2.0%

The table below shows total A&E loss activity for the past five years for Fireman’s Fund and AGR U.S. These numbers are shown gross of reinsurance and on a U.S. statutory basis.

A&E Gross Loss and LAE History

	Year Ended December 31,
Asbestos:	2000	2001	2002	2003	2004
	$ mn	$ mn	$ mn	$ mn	$ mn
Loss + LAE Reserves as of January 1	727	679	596	1,147	1,097
Plus Incurred Loss and LAE	126	23	688	101	110
Less Loss and LAE Payments	174	106	137	151	173
Payments for Loss	142	79	102	106	121
Payments for LAE	32	27	35	45	52
Loss + LAE Reserves as of December 31	679	596	1,147	1,097	1,033

	Year Ended December 31,
Environmental:	2000	2001	2002	2003	2004
	$ mn	$ mn	$ mn	$ mn	$ mn
Loss + LAE Reserves as of January 1	788	975	863	630	482
Plus Incurred Loss and LAE	318	(37)	73	(89)	67
Less Loss and LAE Payments	131	75	306	59	87
Payments for Loss	75	38	259	31	53
Payments for LAE	55	37	47	28	34
Loss + LAE Reserves as of December 31	975	863	630	482	462

	Year Ended December 31,
Total Asbestos and Environmental:	2000	2001	2002	2003	2004
	$ mn	$ mn	$ mn	$ mn	$ mn
Loss + LAE Reserves as of January 1	1,515	1,654	1,459	1,776	1,579
Plus Incurred Loss and LAE	444	(14)	761	12	177
Less Loss and LAE Payments	305	181	443	210	260
Payments for Loss	217	117	361	137	174
Payments for LAE	87	64	82	73	86
Loss + LAE Reserves as of December 31	1,654	1,459	1,776	1,579	1,495

Non-U.S. Asbestos and Environmental Exposures

Asbestos and environmental exposures also exist outside of the United States and have led to insurance claims in several other countries. The level of claims activity to date, and the potential for future claims, varies significantly from country to country due to many factors, including differing social and legal systems, policy terms and conditions and mix of insured business. Allianz Group expects to conduct a review of its non-U.S. A&E exposures during 2005.

Selected Statistical Information Relating to Our Banking Operations

For the purposes of presenting the following information, our banking operations include Dresdner Bank AG and its subsidiaries (or “Dresdner Bank”), including its asset management operations, and certain other banking subsidiaries of the Allianz Group. This presentation differs from the presentation in the remainder of “Information on the Company and Operating and Financial Review and Prospects”, where the asset management operations of Dresdner Bank are included in our asset management segment and excluded from our banking segment. The following information has been derived from the financial records of our banking operations and has been prepared in accordance with IFRS; it does not reflect adjustments necessary to convert such information to U.S. GAAP. Although the financial statements of Dresdner Bank were consolidated into the financial statements of Allianz AG on the date of our acquisition of Dresdner Bank on July 23, 2001, the information presented below includes the banking operations of Dresdner Bank for all periods in order to provide the reader with comparable information about our banking operations. Additionally, the assets and liabilities of Dresdner Bank do not reflect the purchase accounting adjustments applied with respect to Dresdner Bank’s assets and liabilities at July 23, 2001.

Average Balance Sheet and Interest Rate Data

The following table sets forth the average balances of assets and liabilities and related interest earned from interest-earning assets and interest expensed on interest-bearing liabilities, as well as the resulting average interest yields and rates for the years ended December 31, 2004, 2003 and 2002. The average balance sheet and interest rate data is based on consolidated monthly average balances using month-end balances prepared in accordance with IFRS.

In accordance with IAS 39, the fair values of all derivative instruments are included within non-interest-earning assets or non-interest-bearing liabilities. Interest income and interest expense relating to qualifying hedge derivative instruments have been reported within the interest income and interest expense of the hedged item for each period.

The allocation between German and non-German components is based on the location of the office that recorded the transaction. Categories of loans and advances include loans placed on nonaccrual status. For a description of our accounting policies on nonaccrual loans see “—Risk Elements—Nonaccrual Loans” and “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates.”

Our banking operations do not have a significant balance of tax-exempt investments. Accordingly, interest income on such investments has been included as taxable interest income for purposes of calculating the change in taxable net interest income.

	Year Ended December 31,
	2004			2003			2002
	Average Balance	Interest Income/ Expense	Average Yield/ Rate in %	Average Balance	Interest Income/ Expense	Average Yield/ Rate in %	Average Balance	Interest Income/ Expense	Average Yield/ Rate in %
	€ mn	€ mn		€ mn	€ mn		€ mn	€ mn
Assets
Trading securities
In German offices	110,316	1,676	1.5%	84,197	1,724	2.0%	57,523	1,681	2.9%
In non-German offices	36,381	1,080	3.0%	28,056	767	2.7%	30,155	1,137	3.8%

Total	146,697	2,756	1.9%	112,253	2,491	2.2%	87,678	2,818	3.2%

Loans and advances to banks
In German offices	20,801	411	2.0%	18,509	464	2.5%	15,708	454	2.9%
In non-German offices	8,364	198	2.4%	6,883	311	4.5%	9,966	343	3.4%

Total	29,165	609	2.1%	25,392	775	3.1%	25,674	797	3.1%

Loans and advances to customers
In German offices	83,950	4,057	4.8%	90,720	4,452	4.9%	112,709	5,490	4.9%
In non-German offices	28,029	1,210	4.3%	39,246	2,137	5.4%	45,760	2,413	5.3%

Total	111,979	5,267	4.7%	129,966	6,589	5.1%	158,469	7,903	5.0%

Securities purchased under resale agreements
In German offices	110,439	2,896	2.6%	91,306	2,602	2.8%	56,213	2,109	3.8%
In non-German offices	64,030	1,399	2.2%	27,492	851	3.1%	38,059	794	2.1%

Total	174,469	4,295	2.5%	118,798	3,453	2.9%	94,272	2,903	3.1%

Investment securities1)
In German offices	6,806	250	3.7%	7,563	306	4.0%	35,017	1,584	4.5%
In non-German offices	9,214	304	3.3%	9,179	319	3.5%	9,893	401	4.1%

Total	16,020	554	3.5%	16,742	625	3.7%	44,910	1,985	4.4%

Total interest-earning assets	478,330	13,481	2.8%	403,151	13,933	3.5%	411,003	16,406	4.0%

Non-interest-earning assets
In German offices	45,759			38,581			49,686
In non-German offices	38,008			30,868			29,206

Total non-interest-earning assets	83,767			69,449			78,892

Total assets	562,097			472,600			489,895

Percent of assets attributable to Non-German offices	32.7%			30.0%			33.3%

	Year Ended December 31,
	2004			2003			2002
	Average Balance	Interest Income/ Expense	Average Yield/ Rate in %	Average Balance	Interest Income/ Expense	Average Yield/ Rate in %	Average Balance	Interest Income/ Expense	Average Yield/ Rate in %
	€ mn	€ mn		€ mn	€ mn		€ mn	€ mn
Liabilities and shareholders’ equity
Liabilities to banks(2)
In German offices	86,796	1,989	2.3%	86,172	2,000	2.3%	58,881	1,978	3.4%
In non-German offices	21,784	1,066	4.9%	13,784	754	5.5%	23,284	1,081	4.6%

Total	108,580	3,055	2.8%	99,956	2,754	2.8%	82,165	3,059	3.7%

Liabilities to customers(2)
In German offices	58,060	1,591	2.7%	57,486	1,740	3.0%	71,296	1,906	2.7%
In non-German offices	32,793	1,043	3.2%	37,211	910	2.4%	36,977	1,126	3.0%

Total	90,853	2,634	2.9%	94,697	2,650	2.8%	108,273	3,032	2.8%

Securities sold under repurchase agreements
In German offices	75,091	2,019	2.7%	58,997	1,719	2.9%	40,328	1,544	3.8%
In non-German offices	52,941	1,105	2.1%	17,568	638	3.6%	26,840	588	2.2%

Total	128,032	3,124	2.4%	76,565	2,357	3.1%	67,168	2,132	3.2%

Subordinated liabilities
In German offices	3,433	164	4.8%	3,757	173	4.6%	4,541	206	4.5%
In non-German offices	3,707	220	5.9%	3,836	194	5.1%	4,661	361	7.7%

Total	7,140	384	5.4%	7,593	367	4.8%	9,202	567	6.2%

Certificated liabilities(2)
In German offices	16,651	604	3.6%	13,745	537	3.9%	42,166	2,507	5.9%
In non-German offices	28,392	779	2.7%	40,093	1,365	3.4%	56,854	2,108	3.7%

Total	45,043	1,383	3.1%	53,838	1,902	3.5%	99,020	4,615	4.7%

Profit participation certificates outstanding
In German offices	1,517	111	7.3%	1,515	111	7.3%	1,771	133	7.5%
Total	1,517	111	7.3%	1,515	111	7.3%	1,771	133	7.5%

Total interest-bearing Liabilities	381,165	10,691	2.8%	334,164	10,141	3.0%	367,599	13,538	3.7%

Non-interest-bearing liabilities
In German offices	116,286			89,562			64,014
In non-German offices	52,892			36,447			39,288
Total non-interest-bearing liabilities	169,178			126,009			103,302

Shareholders’ equity	11,754			12,427			18,994

Total liabilities and shareholders’ equity	562,097			472,600			489,895

Percent of liabilities attributable to non-German offices	35.0%			32.4%			39.9%

(1)	In 2003 and 2002, the average yields for investment securities available-for-sale have been calculated using amortized cost balances and do not include changes in fair value recorded within a component of shareholders’ equity. In 2004, the average yields for investment securities available-for-sale have been calculated using the fair value balances. These balances are not materially different from the amortized cost balances. The average yields for investment securities held-to-maturity have been calculated using amortized cost balances.
(2)	Interest-bearing deposits have been presented within liabilities to banks and liabilities to customers; certificates of deposit have been presented within certificated liabilities.

Net Interest Margin

The following table sets forth the average total interest-earning assets, net interest earned and the net interest margin of our banking operations.

	Year Ended December 31,
	2004	2003	2002
	€ mn	€ mn	€ mn
Average total interest-earning assets	478,330	403,151	411,003
Net interest earned(1)	2,790	3,792	2,868
Net interest margin in %(2)	0.58%	0.94%	0.70%

(1)	Net interest earned is defined as total interest income less total interest expense.
(2)	Net interest margin is defined as net interest earned divided by average total interest-earning assets.

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

	Year Ended December 31,
	2004 over 2003			2003 over 2002
	Increase/(Decrease) due to Change in:			Increase/(Decrease) due to Change in:
	Total Change	Average Interest Rate	Average Volume	Total Change	Average Interest Rate	Average Volume
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest income
Trading securities
In German offices	(48)	(507)	459	43	(595)	638
In non-German offices	313	70	243	(370)	(295)	(75)

Total	265	(437)	702	(327)	(890)	563

Loans and advances to banks
In German offices	(53)	(106)	53	10	(65)	75
In non-German offices	(113)	(170)	57	(32)	91	(123)

Total	(166)	(276)	110	(22)	26	(48)

Loans and advances to customers
In German offices	(395)	(67)	(328)	(1,038)	41	(1,079)
In non-German offices	(927)	(390)	(537)	(276)	77	(353)

Total	(1,322)	(457)	(865)	(1,314)	118	(1,432)

Securities purchased under resale agreements
In German offices	294	(220)	514	493	(595)	1,088
In non-German offices	548	(311)	859	57	316	(259)

Total	842	(531)	1,373	550	(279)	829

Investment securities
In German offices	(56)	(27)	(29)	(1,278)	(152)	(1,126)
In non-German offices	(15)	(16)	1	(82)	(54)	(28)

Total	(71)	(43)	(28)	(1,360)	(206)	(1,154)

Total interest income	(452)	(1,744)	1,292	(2,473)	(1,231)	(1,242)

Interest expense
Liabilities to banks
In German offices	(11)	(25)	14	22	(725)	747
In non-German offices	312	(87)	399	(327)	169	(496)

Total	301	(112)	413	(305)	(556)	251

Liabilities to customers
In German offices	(149)	(166)	17	(166)	232	(398)
In non-German offices	133	250	(117)	(216)	(223)	7

Total	(16)	84	(100)	(382)	9	(391)

Securities sold under repurchase agreements
In German offices	300	(141)	441	175	(427)	602
In non-German offices	467	(366)	833	50	300	(250)

Total	767	(507)	1,274	225	(127)	352

Subordinated liabilities
In German offices	(9)	6	(15)	(33)	2	(35)
In non-German offices	26	33	(7)	(167)	(111)	(56)

Total	17	39	(22)	(200)	(109)	(91)

Certificated liabilities
In German offices	67	(40)	107	(1,970)	(665)	(1,305)
In non-German offices	(586)	(234)	(352)	(743)	(161)	(582)

Total	(519)	(274)	(245)	(2,713)	(826)	(1,887)

Profit participation certificates outstanding
In German offices	—	—	—	(22)	(3)	(19)
Total	—	—	—	(22)	(3)	(19)

Total interest expense	550	(770)	1,320	(3,397)	(1,612)	(1,785)

Change in taxable net interest income	(1,002)	(974)	(28)	924	381	543

Return on Equity and Assets

The following table sets forth the net income, average shareholders’ equity and selected financial information and ratios of our banking operations.

	Year Ended December 31,
	2004	2003	2002
	€ mn	€ mn	€ mn
Net income/(loss)	163	(1,816)	(944)
Average shareholders’ equity	11,754	12,427	18,994
Return on assets in %(1)	0.03%	(0.38)%	(0.19)%
Return on equity in %(2)	1.39%	(14.61)%	(4.97)%
Equity to assets ratio in %(3)	2.09%	2.63%	3.88%

(1)	Return on assets is defined as net income/(loss) of our banking operations divided by average total assets of our banking operations.
(2)	Return on equity is defined as net income/(loss) of our banking operations divided by average shareholders’ equity of our banking operations.
(3)	Equity to assets ratio is defined as average shareholders’ equity of our banking operations divided by average total assets of our banking operations.

Trading and Investment Securities

The following table sets forth the book value of trading and investment securities held by our banking operations by type of issuer. The allocation between German and non-German components is based on the domicile of the issuer.

	At December 31,
	2004	2003	2002
	€ mn	€ mn	€ mn
Trading securities
German:
Federal and state government and government agency debt securities	33,693	19,764	14,304
Local government debt securities	1,578	4,384	2,573
Corporate debt securities	30,157	31,319	34,645
Mortgage-backed securities	112	315	403
Equity securities	2,853	1,636	412

German total	68,393	57,418	52,337

Non-German:
U.S. Treasury and other U.S. government agency debt securities	2,083	5,107	5,798
Other government and official institution debt securities	51,636	28,424	23,568
Corporate debt securities	25,275	19,468	8,066
Mortgage-backed securities	7,059	543	1,021
Equity securities	16,301	13,216	8,668

Non-German total	102,354	66,758	47,121

Total trading securities	170,747	124,176	99,458

Securities available-for-sale
German:
Federal and state government and government agency debt securities	77	1,036	581
Local government debt securities	2,083	1,591	1,840
Corporate debt securities	6,984	5,666	7,534
Mortgage-backed and other debt securities	—	14	22
Equity securities	2,354	2,828	3,951

German total	11,498	11,135	13,928

Non-German:
U.S. Treasury and other U.S. government agency debt securities	—	246	227
Other government and official institution debt securities	1,456	1,792	2,550
Corporate debt securities	4,773	3,561	5,337
Mortgage-backed and other debt securities	1,558	905	520
Equity securities	1,552	4,213	3,097

Non-German total	9,339	10,717	11,731

Total securities available-for-sale	20,837	21,852	25,659

Securities held-to-maturity(1)
Non-German:
Other government and official institution debt securities	103	96	579
Corporate debt securities	—	—	145

Non-German total	103	96	724

Total securities held-to-maturity	103	96	724

(1)	We did not hold any German securities held-to-maturity at December 31, 2004, 2003 and 2002.

At December 31, 2004, our banking operations held ordinary shares of Munich Re with a book value in excess of ten percent of the shareholders’ equity of our banking operations. The aggregate shareholders’ equity of Dresdner Bank and our other banking operations was approximately €11,543 million at December 31, 2004. The aggregate book value and market value of such ordinary shares of Munich Re was €1,627 million and €1,517 million, respectively, at December 31, 2004.

Maturity Analysis of Debt Investment Securities

The following table sets forth an analysis of the contractual maturity and weighted average yields of our banking operations’ debt investment securities. Actual maturities may differ from contractual maturity dates because issuers may have the right to call or prepay obligations. The allocation between German and non-German components is based on the domicile of the issuer.

	At December 31, 2004
	Due In One Year Or Less	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Securities available-for-sale
German:
Federal and state government and government agency debt securities	41	29	7	—	77
Local government debt securities	76	1,242	675	90	2,083
Corporate debt securities	371	4,361	2,021	231	6,984

German total	488	5,632	2,703	321	9,144

Non-German:
Other government and official institution debt securities	275	832	284	65	1,456
Corporate debt securities	2,595	1,683	472	23	4,773
Mortgage-backed and other debt securities	205	1,242	110	1	1,558

Non-German total	3,075	3,757	866	89	7,787

Total securities available-for-sale	3,563	9,389	3,569	410	16,931

Weighted average yield in %	3.5%	3.1%	2.9%	5.0%	3.2%

Securities held-to-maturity(1)
Non-German:
Other government and official institution debt securities	66	37	—	—	103

Non-German total	66	37	—	—	103

Total securities held-to-maturity	66	37	—	—	103

Weighted average yield in %	6.8%	8.5%	—	—	7.4%

(1)	We did not hold any German securities held-to-maturity at December 31, 2004.

Loan Portfolio

The following table sets forth an analysis of our loan portfolio, excluding allowances for loan losses, net of unearned income, according to the industry sector of borrowers. The allocation between German and non-German components is based on the domicile of the borrower.

	At December 31,
	2004		2003	2002		2001	2000
	€ mn		€ mn	€ mn		€ mn	€ mn
German:
Corporate:
Manufacturing	6,487		8,042	9,728		10,825	11,539
Construction	810		1,063	1,226		1,813	2,042
Wholesale and retail trade	4,125		4,274	6,041		7,165	7,419
Financial institutions (excluding banks) and insurance companies	2,006		2,959	2,810		4,896	4,196
Banks	306		276	611		517	601
Service providers	11,918		12,953	13,797		22,943	21,326
Other	1,901		2,281	2,911		3,974	3,067

Corporate total	27,553		31,848	37,124		52,133	50,190

Public authorities	315		173	212		718	540
Private individuals (including self-employed professionals)	39,474		40,834	43,041	(2)	63,773	65,883

German total	67,342		72,855	80,377		116,624	116,613

Non-German:
Corporate:
Manufacturing, construction, wholesale and retail trade and service providers(3)	9,110		14,369	21,846		38,383	43,771
Financial institutions (excluding banks) and insurance companies	7,724		6,617	6,312		10,285	10,166
Banks	5,096		3,704	3,348		5,157	6,287
Other	4,489		5,797	9,144		3,899	3,536

Corporate total	26,419		30,487	40,650		57,724	63,760

Public authorities	1,794		589	2,065		3,458	990
Private individuals (including self-employed professionals)	1,886	(1)	11,497	11,046		10,601	10,151

Non-German total	30,099		42,573	53,761		71,783	74,901

Total loans	97,441		115,428	134,138		188,407	191,514

The following table sets forth our banking operations’ mortgage loans and finance leases that are included within the above analysis of loans.

	At December 31,
	2004(1)	2003	2002(2)	2001	2000
	€ mn	€ mn	€ mn	€ mn	€ mn
Mortgage loans	28,193	38,191	39,683	57,315	61,303
Finance leases	1,248	933	1,104	2,414	1,430

(1)	The decrease in the mortgage loans balance and the non-German private individuals loans balance from 2003 to 2004 was primarily attributable to the sale of our banking subsidiary Entenial in January 2004.
(2)	On August 1, 2002, we merged our mortgage banking subsidiary, Deutsche Hyp, which was a part of our former Other division, with the mortgage banking subsidiaries of Commerzbank and Deutsche Bank into a single entity, Eurohypo. The assets and liabilities of the former Deutsche Hyp were accordingly deconsolidated as of August 1, 2002. The result of this deconsolidation is primarily reflected in the change in the mortgage loans balance and the German private individuals loans balance from 2001 to 2002.
(3)	The continued decrease in the Non-German Corporate manufacturing, construction, wholesale and retail trade and service providers loan category from 2001 to 2004 is primarily attributable to the reduction of our foreign non-strategic loan business. The change in this loan category’s balance from 2001 to 2002 was also impacted by the deconsolidation of Deutsche Hyp.

Loan Concentrations

Although our loan portfolio is diversified across more than 158 countries, at December 31, 2004 approximately 69.1% of our total loans were to borrowers in Germany. At December 31, 2004, our largest credit exposures to borrowers in Germany were loans to private individuals (including self-employed professionals) at 58.6%. Approximately 56.6% of these loans are residential mortgage loans, which represent approximately 23.0% of our total loans. Our residential mortgage loans include owner-occupied, single- and two-family homes and apartment dwellings and investment properties. Our residential mortgage loans are well diversified across all German states. Our remaining loans to private individuals in Germany primarily include other consumer installment loans and loans to self-employed professionals, which are also geographically diversified across Germany. We have no other concentrations of loans to private individuals (including self-employed professionals) in Germany in excess of ten percent of our total loans.

Our corporate customers are broadly diversified. At December 31, 2004, approximately 12.2% of our total loans were to German corporate customers in various service industries, including utilities, media, transportation and other service providers. However, none of those industries are individually significant to our domestic loan portfolio and we have no concentrations of loans to borrowers in any services industry in excess of ten percent of our total loans.

At December 31, 2004, approximately 14.0% of our total loans were to non-financial corporate borrowers outside Germany. These loans are well diversified across various commercial industries, including:

Percent of Total Loans
Manufacturing	4.1%
Construction	0.4%
Wholesale and retail trade	1.3%
Telecommunications	0.6%
Transportation	1.0%
Other service providers(1)	1.9%
Other(2)	4.7%

(1)	Other services providers include media, utilities, natural resources and other services.
(2)	There are no significant concentrations of loans in any industry included in other non-financial corporate borrowers outside Germany.

We have no concentrations of loans to non-financial corporate borrowers in any industry in excess of ten percent of our total loans.

Maturity Analysis of Loan Portfolio

The following table sets forth an analysis of the contractual maturity of our loans at December 31, 2004. The allocation between German and non-German components is based on the domicile of the borrower.

	At December 31, 2004
	Due In One Year Or Less	Due After One Year Through Five Years	Due After Five Years	Total
	€ mn	€ mn	€ mn	€ mn
German:
Corporate:
Manufacturing	4,302	1,440	745	6,487
Construction	548	120	142	810
Wholesale and retail trade	2,930	654	541	4,125
Financial institutions (excluding banks) and insurance companies	1,203	636	167	2,006
Banks	165	111	30	306
Service providers:
Telecommunication	360	2	—	362
Transportation	634	249	185	1,068
Other service providers	3,554	4,215	2,719	10,488
Total service providers	4,548	4,466	2,904	11,918
Other	690	488	723	1,901

Corporate total	14,386	7,915	5,252	27,553

Public authorities	232	25	58	315
Private individuals (including self-employed professionals):
Residential mortgage loans	308	5,741	16,311	22,360
Consumer installment loans	2,474	—	—	2,474
Other	4,707	2,205	7,728	14,640
Total private individuals (including self-employed professionals)	7,489	7,946	24,039	39,474

German total	22,107	15,886	29,349	67,342

Non-German:
Corporate:
Manufacturing industry	2,082	1,266	603	3,951
Construction	30	33	350	413
Wholesale and retail trade	755	519	34	1,308
Service Providers:
Telecommunication	184	220	218	622
Transportation	261	447	269	977
Other service providers	573	961	305	1,839
Total service providers	1,018	1,628	792	3,438
Total manufacturing industry, construction, wholesale and retail trade and service providers	3,885	3,446	1,779	9,110
Financial institutions (excluding banks) and insurance companies	1,250	3,505	2,969	7,724
Banks	4,052	486	558	5,096
Other	1,468	562	2,459	4,489

Corporate total	10,655	7,999	7,765	26,419

Public authorities	1,250	69	475	1,794
Private individuals (including self-employed professionals):
Residential mortgage loans	227	243	191	661
Consumer installment loans	405	63	31	499
Other	525	93	108	726
Total private individuals	1,157	399	330	1,886

Non-German total	13,062	8,467	8,570	30,099

Total loans	35,169	24,353	37,919	97,441

The following table sets forth the total amount of loans due after one year with predetermined interest rates and floating or adjustable interest rates at December 31, 2004. Loans with predetermined interest rates are loans for which the interest rate is fixed for the entire term of the loan. All other loans are considered floating or adjustable interest rate loans. The allocation between German and non-German components is based on the domicile of the borrower.

	At December 31, 2004
	Loans with Predetermined Interest Rates	Loans with Floating or Adjustable Interest Rates	Total
	€ mn	€ mn	€ mn
German:
Private individuals (including self-employed professionals)	28,421	3,564	31,985
Corporate and public customers	9,659	3,591	13,250
German total	38,080	7,155	45,235

Non-German:
Private individuals (including self-employed professionals)	343	386	729
Corporate and public customers	4,066	12,242	16,308
Non-German total	4,409	12,628	17,037

Total	42,489	19,783	62,272

Risk Elements

Non-performing Loans

The following table sets forth the outstanding balance of our non-performing loans. The allocation between German and non-German components is based on the domicile of the borrower.

	At December 31,
	2004	2003	2002	2001	2000
	€ mn	€ mn	€ mn	€ mn	€ mn
Nonaccrual loans:
German	4,774	6,459	7,355	8,751	7,991
Non-German	831	2,236	3,097	2,404	1,928

Total nonaccrual loans	5,605	8,695	10,452	11,155	9,919

Loans past due 90 days and still accruing interest:
German	390	477	644	1,640	1,238
Non-German	321	183	151	309	300

Total loans past due 90 days and still accruing interest	711	660	795	1,949	1,538

Troubled debt restructurings:
German	17	26	65	215	253
Non-German	54	200	313	336	323

Total troubled debt restructurings	71	226	378	551	576

Nonaccrual Loans

Nonaccrual loans are loans on which interest income is no longer recognized on an accrual basis and loans for which a specific provision is recorded for the full amount of accrued interest receivable. We place loans on nonaccrual status when we determine, based on management’s judgment, that the payment of interest or principal is doubtful. Management’s judgment is applied based on its credit assessment of the borrower.

When a loan is placed on nonaccrual status, any accrued and unpaid interest receivable is reversed and charged against interest income. We restore loans to accrual status only when interest and principal are made current in accordance with the contractual terms and, in management’s judgment, future payments are reasonably assured. When we have doubts about the ultimate collectibility of the principal of a loan placed on nonaccrual status, all cash receipts are recorded as reductions in principal. Once the recorded principal amount of the loan is reduced to zero, future cash receipts are recognized as interest income. For all remaining loans, interest income is recognized when received.

Loans Past Due 90 Days and Still Accruing Interest

Loans past due 90 days and still accruing interest are loans that are contractually past due 90 days or more as to principal or interest on which we continue to recognize interest income on an accrual basis.

Troubled Debt Restructurings

Troubled debt restructurings are loans that we have restructured due to a deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.

Interest Income on Non-performing Loans

The following table sets forth the gross interest income that would have been recorded during the year ended December 31, 2004 on nonaccrual loans and troubled debt restructurings had such loans been current in accordance with their original contractual terms and the interest income on such loans that was actually included in interest income during the year ended December 31, 2004.

	Year Ended December 31, 2004
	In German Offices	In non-German Offices	Total
	€ mn	€ mn	€ mn
Interest income that would have been recorded in accordance with the original contractual terms	218	26	244
Interest income actually recorded	38	11	49

Potential Problem Loans

Potential problem loans are loans that are not classified as nonaccrual loans, loans past due 90 days and still accruing interest or troubled debt restructurings, but where known information about possible credit problems causes us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans in one of the three categories of non-performing loans described above. The outstanding balance of our potential problem loans was €1,033 million at December 31, 2004, a decrease of €684 million, or 39.8% from €1,717 million at December 31, 2003.

Each of our potential problem loans has been subject to our normal credit monitoring and review procedures. Of these loans, approximately €303 million have a specific loss allowance. The remaining loans have also been reviewed for impairment, however, based on our estimated measurement of the impairment, no specific loss allowance has been recorded on such loans.

Approximately 42% of our potential problem loans are to private individuals in Germany. The remaining loans are to corporate borrowers in manufacturing, construction, wholesale and retail trade, telecommunication, transportation and other services, including media, utilities, natural resources and other services and other industry sectors. Our potential problem loans to corporate borrowers are diversified across the following geographic regions based on the domicile of the borrower:

At December 31, 2004
Percent of Total Potential Problem Loans
Germany	46%
North America	4%
Europe (excluding Germany)	4%
Latin America	2%
Asia/Pacific	1%

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

The following table sets forth our cross-border outstandings by geographic location for countries that exceeded 0.75% of the total assets of our banking operations. At December 31, 2004 there were no cross-border outstandings that exceeded 0.50% of the total assets of our banking operations in any country currently facing debt restructurings or liquidity problems that we expect would materially impact the borrowers’ ability to repay their obligations.

	At December 31, 2004
	Government and Official Institutions	Banks and Financial Institutions	Other(1)	Net local Country Claims	Total Cross- border Outstandings	Percent of Total Assets(2)	Cross-border Commitments(3)
	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn
Country
United States	512	10,619	6,893	—	18,024	3.40%	542
United Kingdom	77	6,593	2,208	58	8,936	1.68%	4,141
France	5,361	4,252	2,369	—	11,982	2.26%	4,051
Italy	163	2,154	519	828	3,664	0.69%	4,849
Netherlands	4	3,193	1,623	—	4,820	0.91%	1,049
Switzerland	123	1,186	934	13	2,256	0.43%	1,068
Cayman Islands	—	2,262	1,146	—	3,408	0.64%	5,974

	At December 31, 2003
	Government and Official Institutions	Banks and Financial Institutions	Other(1)	Net local Country Claims	Total Cross- border Outstandings	Percent of Total Assets(2)	Cross-border Commitments(3)
	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn
Country
United States	1,776	6,332	4,266	—	12,374	2.48%	1,850
United Kingdom	633	4,276	2,051	98	7,058	1.42%	3,635
France	2,950	3,437	1,282	13	7,682	1.54%	2,604
Italy	1,445	941	155	748	3,289	0.66%	2,663
Netherlands	560	4,967	763	—	6,290	1.26%	1,436
Switzerland	83	3,388	754	174	4,399	0.88%	722
Cayman Islands	15	5,196	474	—	5,685	1.14%	5,963

	At December 31, 2002
	Government and Official Institutions	Banks and Financial Institutions	Other(1)	Net local Country Claims	Total Cross- border Outstandings	Percent of Total Assets(2)	Cross-border Commitments(3)
	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn
Country
United States	1,853	4,708	3,963	—	10,524	2.53%	13,100
United Kingdom	718	3,048	2,803	3,583	10,152	2.44%	5,421
France	1,035	3,596	1,511	56	6,198	1.49%	2,498
Italy	6,194	1,573	202	1,932	9,901	2.38%	649
Netherlands	400	3,233	1,064	—	4,697	1.13%	1,972
Switzerland	79	1,701	964	—	2,744	0.66%	942
Cayman Islands	9	2,364	127	1	2,501	0.60%	7,994

(1)	Other includes insurance, commercial, industrial, service providers and other corporate counter-parties.
(2)	Percent of total assets is defined as total cross-border outstandings divided by total assets of our banking operations. The total assets of our banking operations were €530 billion, €498 billion and €415 billion at December 31, 2004, 2003 and 2002, respectively.
(3)	Cross-border commitments have been presented separately as they are not included as cross-border outstandings unless utilized.

Total cross-border outstandings disclosed above included €137 million, €154 million and €945 million of gross loans outstanding to borrowers in the United States that are also disclosed within the category of non-performing loans at December 31, 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, there were no material cross-border outstandings disclosed above that were also disclosed within the category of potential problem loans.

Summary of Loan Loss Experience

The following discussion of loan loss allowances refers to the banking operations of the Dresdner Bank, which represents substantially all of our banking segment, as our other banking operations have historically not been significant.

We establish allowances for loan losses in our loan portfolio that represent management’s estimate of probable losses at the balance sheet date. We calculate an allowance for each of the following risks that are allocable to identified loans or groups of loans in our portfolio:

•	a specific loan loss allowance for impaired loans;

•	a general loan loss allowance for impairments that have been incurred but are not yet identified; and

•	an allowance for transfer risk, or country risk allowance.

We do not maintain any additional reserves that are not allocable to specifically identified loans or groups of loans in the portfolio.

Specific Loan Loss Allowance

A specific loan loss allowance is established to provide for specifically identified counter-party risks. Loans are identified as impaired if it is probable that borrowers are no longer able to make their contractually agreed-upon interest and principal payments. Specific loan loss allowances are established for impaired loans. We calculate the specific loan loss allowance based on the guidance provided in the International Accounting Standards Board’s International Accounting Standard (or “IAS”) 39, Financial Instruments: Recognition and Measurement and the Financial Accounting Standards Board’s Statement of Financial Accounting Standard (or “SFAS”) 114, Accounting by Creditors for Impairment of a Loan, according to which an impaired loan should be recorded at its estimated recoverable amount either directly, or through use of an allowance account by recording a charge to the income statement. The estimated recoverable amount is the present value of expected future cash flows discounted at the loan’s original effective interest rate, or if the loan is secured by collateral and foreclosure on the loan is probable, the fair value of the collateral, or if there is an observable market for the loan, the market value of the loan. If the amount of the impairment subsequently increases or decreases due to an event occurring after the initial impairment measurement, a change in the allowance is recognized in earnings by a charge or a credit to net loan loss provisions.

We evaluate our loans based on portfolio segmentation, classified either as homogeneous or non-homogeneous. Loans included within the IRU, Dresdner Kleinwort Wasserstein and Corporate Banking divisions are classified as non-homogeneous, and are therefore evaluated individually. Loans to borrowers within the Personal Banking and Private and Business Banking divisions (formerly the Private and Business Clients division), which are greater than €1 million, are also classified as non-homogeneous. All remaining loans are included in and then reviewed together as a homogeneous portfolio. Prior to June 2003, we evaluated each of our loans individually. Loans for which a specific loan loss allowance had been previously established were evaluated on an individual basis if the existing specific loan loss allowance was €0.5 million or more. Loans for which a specific loan loss allowance of less than €0.5 million had been previously established were aggregated into homogeneous portfolios by collateral types (portfolio approach) for evaluation under IAS 39 and SFAS 114. We determine the impairment provision on the homogeneous portfolios by calculating the average loss rates and the collection periods for different types of collateral and applying a weighted average discount rate to these aggregated expected future cash flows. The results of such calculations are subject to back-testing procedures, such as the individual evaluation of a sample of loans within particular sub-portfolios.

We use an internal credit rating system implemented in 2002, to assign ratings from 1 to 16 to each loan within our portfolio, on the basis of specific quantitative and qualitative customer criteria, including financial condition, historical earnings, management quality, and general industry data, among others. Loans that are classified in the rating categories 15 and 16 are loans that are deemed to be impaired under IAS 39 and SFAS 114. In addition, loans that carry ratings of 13 and 14 are reviewed for potential impairment. See “Quantitative and Qualitative Disclosures about Market Risk—Risk Controlling in our Banking Business” for further information.

General Loan Loss Allowance

General loan loss allowances are established to provide for incurred but unidentified losses that are inherent in the loan portfolio as of the relevant balance sheet date. General allowances for loan losses are established for loans that are impaired but not yet identified as impaired due to the time lag between the occurrence of an impairment event and the detection of that event by our credit risk monitoring systems and controls. Such a time lag may occur due to intervals between impairment tests, ratings reviews and/or a borrower’s financial reporting. In order to avoid layering or double counting of specific, general and country risk loan loss allowances, only those loans that have not been deemed impaired under IAS 39 or SFAS 114 or loans from countries for which no country risk provision exists are included as part of the portfolio used to establish the general loan loss allowance.

The amount of the general loan loss allowance is based on historical loan loss experience and management’s evaluation of the loan portfolio under current events and economic conditions. Toward this end, we follow a three-step process.

First, we derive an economic measure of future expected credit losses over a given time horizon, based on the application of historical loss data to the loan portfolio as of the most recent balance sheet date. On the basis of the individual ratings that we have assigned, we assign empiric probabilities of default to loans with a similar rating. In a bottom-up process, we apply credit risk parameters based on differentiation between the underlying risks (e.g. probabilities of default by internal rating class and collateral recovery rates by collateral types) to the position data of the loan portfolio. We calculate probabilities of default using empiric historical data of Dresdner Bank’s loan portfolio, which serves as the basis for predicting future default rates within our rating categories. We derive the expected loss from Dresdner Bank’s historical experience of the amount of the balance of a claim that is not likely to be recovered based on the balance of the claim when the loan became impaired. The result is an economic measure of the expected credit losses of each individual loan, representing a probability-weighted amount of credit loss in the event of a default over the measurement horizon. These amounts are aggregated to the total portfolio level. Through a revolving analysis of actual credit losses, we update the underlying credit risk parameters of our credit risk models in order to improve the quality and reliability of our credit risk measures.

Second, we adjust the expected credit loss estimate, which reflects all future credit losses regardless of the accounting period in which they are expected to occur, to reflect only those credit losses that can be attributed to the current accounting period as having already occurred, but as not yet having been identified as of the most recent balance sheet date. These adjustments are performed on the basis of loss emergence periods, which reflect the average time lag between the economic loss event and accounting recognition of the loss under IAS 39 or SFAS 114. We generally use default horizons of between six and eight months from the balance sheet date, depending on the portfolio. The resulting amount is used as the basis for determining the general loan loss allowance.

Third, since expected loss estimates are dependent on historical information, which may not be representative of current circumstances, the general loan loss allowance may be reviewed by Dresdner Bank senior management. If we believe certain current factors such as internal lending practices or the state of the broader credit cycle are not adequately reflected in the historical credit risk parameters used to establish the general loan loss allowance, we perform an additional qualitative analysis of the allowance. Modifications of the allowance may then be proposed to Dresdner Bank’s management board. Factors for which such modifications of the general loan loss allowance may be made include:

•	Levels of and trends in delinquencies and impaired loans;

•	Levels in and trends in recoveries of prior charge offs;

•	Trends in volume and terms of loans;

•	Effects of changes in lending policies and procedures;

•	Experience, ability, and depth of lending management and other relevant staff;

•	National and local trends and conditions; and

•	Credit concentrations.

Country Risk Allowance

Country risk allowances are established for transfer risk. Transfer risk is a measure of the likely ability of a borrower in a certain country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in that country. We establish a country risk allowance for loan exposures if serious doubts exist regarding a counterparty’s ability to comply with the repayment terms due to the economic or political situation prevailing in the country of the domicile of the counterparty. We believe that this risk represents an additional risk above and beyond the normal counterparty risk.

Country risk allowances are based on our country rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile. Using this system, we define country risk ratings from 1 to 16. Country risk allowances are established only for loans to borrowers in countries that are classified in country risk rating categories 10 to 16 and, in certain circumstances, country risk rating categories 8 and 9. See “Quantitative and Qualitative Disclosures about Market Risk—Risk Controlling in our Banking Business” for further information.

Country risk allowances apply to cross-border loan transactions, acceptances and various forms of import and export financing exceeding one year, such as guarantees and commercial letters of credit. Country risk allowances are not calculated for traded products or off-balance sheet products. We deduct the amount of collateral and guarantees provided by parties domiciled in countries for which no country risk allowances are assessed, and loans made in local currency, from the portfolio prior to determining the country risk allowance. In order to avoid layering or double counting of both specific loan loss allowances and country risk allowances, the amount of the specific loan loss allowances are also deducted from the portfolio prior to determining the country risk allowance.

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

Movements in Loan Loss Allowance

Primarily as a result of the continued reduction of exposures to corporate customers, as part of our plan to reduce our non-strategic lending, our total loan portfolio decreased by €17,987 million, or 15.6%, to €97,441 million at December 31, 2004 from €115,428 million at December 31, 2003. To this development, our IRU division contributed through the repayment, reduction of exposure limits, sale of individual loans or loan portfolios and the restructuring of loans. As a result of the efforts of our IRU division, the non-performing loans and potential problem loans were significantly reduced during 2004. Our non-performing loans decreased by €3,194 million, or 33.3%, and potential problem loans decreased €684 million, or 39.8%, from December 31, 2003 to December 31, 2004.

As previously discussed, when we establish a specific loan loss allowance in relation to a particular loan, that loan is removed from the portfolio of loans that is used as a basis for calculating the general loan loss allowance and the country risk allowance. The establishment of a specific loan loss allowance may therefore result indirectly in a decrease in the general loan loss allowance and the country risk allowance, but no direct reallocation of allowances occurs.

The decrease in the overall size of the loan portfolio predominantly driven by the reduction in the non-strategic lending together with the improved asset quality of the strategic portfolio resulted in a further reduction of the general loan loss allowance of €24 million during 2004. Our general loan loss allowance was €565 million at December 31, 2004, compared to €589 million at December 31, 2003.

We believe the level of our total loan loss allowance is adequate in comparison to our historical net loan loss experience. The average credit rating of loans in our portfolio based on our internal rating system has constantly improved in recent years. Due to the accelerated reduction of highly provisioned, mainly non-strategic loans, our total loan loss allowance as a percentage of total loans has decreased to 4.2% at December 31, 2004, compared to 5.0% at December 31, 2003, and 5.2% at December 31, 2002.

The following table sets forth an analysis of the specific loan loss allowances by industry sector and geographic category of the borrowers, and the percentage of our total loan portfolio accounted for by those industry and geographic categories, on the dates specified. The allocation between German and non-German components is based on the domicile of the borrower.

	At December 31,
	2004		2003		2002		2001		2000
	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans
	€ mn		€ mn		€ mn		€ mn		€ mn
German:
Corporate:
Manufacturing	447	6.7%	687	7.0%	884	7.2%	884	5.7%	687	6.0%
Construction	230	0.8%	256	0.9%	301	0.9%	353	1.0%	381	1.1%
Wholesale and retail trade	271	4.2%	382	3.7%	426	4.5%	448	3.8%	506	3.9%
Financial institutions (excluding banks) and insurance companies	83	2.1%	94	2.6%	171	2.1%	133	2.6%	135	2.2%
Banks	2	0.3%	1	0.2%	7	0.5%	5	0.3%	1	0.3%
Service providers	537	12.2%	767	11.2%	827	10.3%	982	12.2%	1,030	11.1%
Other	34	2.0%	39	2.0%	108	2.2%	59	2.1%	95	1.6%

Corporate total	1,604	28.3%	2,226	27.6%	2,724	27.7%	2,864	27.7%	2,835	26.2%
Public authorities	—	0.3%	—	0.1%	—	0.2%	—	0.4%	—	0.3%
Private individuals (including self-employed professionals)	1,211	40.5%	1,409	35.4%	1,702	32.1%	2,090	33.8%	1,730	34.4%

German total	2,815	69.1%	3,635	63.1%	4,426	60.0%	4,954	61.9%	4,565	60.9%

Non-German:
Corporate:
Manufacturing, construction, wholesale and retail trade and service providers	206	9.4%	492	12.5%	659	16.3%	1,201	20.4%	998	22.9%
Financial institutions (excluding banks) and insurance companies	133	7.9%	262	5.7%	33	4.7%	96	5.5%	109	5.3%
Banks	14	5.2%	175	3.2%	244	2.5%	118	2.7%	92	3.3%
Other	77	4.6%	157	5.0%	321	6.8%	247	2.1%	118	1.8%

Corporate total	430	27.1%	1,086	26.4%	1,257	30.3%	1,662	30.7%	1,317	33.3%
Public authorities	—	1.9%	8	0.5%	14	1.5%	15	1.8%	14	0.5%
Private individuals (including self-employed professionals)	47	1.9%	143	10.0%	182	8.2%	211	5.6%	224	5.3%

Non-German total	477	30.9%	1,237	36.9%	1,453	40.0%	1,888	38.1%	1,555	39.1%

Total specific loan loss allowances	3,292	100.0%	4,872	100.0%	5,879	100.0%	6,842	100.0%	6,120	100.0%
Country risk allowances	252		259		340		443		480
General loss allowances	565		589		747		753		523

Total loan loss allowances	4,109		5,720		6,966		8,038		7,123

The following table sets forth the movements in the loan loss allowance according to the industry sector and geographic category of the borrower. The allocation between German and non-German components is based on the domicile of the borrower.

	Year Ended December 31,
	2004	2003	2002	2001	2000
	€ mn	€ mn	€ mn	€ mn	€ mn
Total allowances for loan losses at beginning of the year	5,720	6,966	8,038	7,123	7,107
Gross charge-offs:
German:
Corporate:
Manufacturing	217	146	314	66	211
Construction	53	72	138	16	53
Wholesale and retail trade	169	113	206	54	163
Financial institutions (excluding banks) and insurance companies	31	28	74	17	19
Banks	—	7	11	—	—
Service providers	486	234	327	103	131
Other	21	53	117	16	36

Corporate total	977	653	1,187	272	613
Public authorities	—	—	—	—	1
Private individuals (including self-employed professionals)	404	590	348	211	337

German total	1,381	1,243	1,535	483	951

Non-German:
Corporate:
Manufacturing, construction, wholesale and retail trade and service providers	228	232	270	516	594
Financial institutions (excluding banks) and insurance companies	46	9	12	23	48
Banks	70	52	6	13	14
Other	107	391	28	2	72

Corporate total	451	684	316	554	728
Public authorities	4	1	—	—	—
Private individuals (including self-employed professionals)	14	43	38	49	32

Non-German total	469	728	354	603	760

Total gross charge-offs	1,850	1,971	1,889	1,086	1,711

Recoveries:
German:
Corporate:
Manufacturing	3	1	—	1	9
Construction	—	—	—	—	—
Wholesale and retail trade	2	—	—	—	—
Service providers	4	4	—	—	—
Other	1	—	1	—	—

Corporate total	10	5	1	1	9
Private individual (including self-employed professionals)	34	24	28	25	21

German total	44	29	29	26	30

	Year Ended December 31,
	2004		2003	2002		2001	2000
	€ mn		€ mn	€ mn		€ mn	€ mn
Non-German:
Corporate:
Manufacturing, construction, wholesale and retail trade and service providers	9		24	57		3	1
Financial institutions (excluding banks) and insurance companies	1		—	1		7	—
Banks	7		—	—		4	1
Other	44		20	32		2	1

Corporate total	61		44	90		16	3
Public authorities	5		—	—		—	1
Private individuals (including self-employed professionals)	5		—	56		6	2

Non-German total	71		44	146		22	6

Total recoveries	115		73	175		48	36

Net charge-offs	1,735		1,898	1,714		1,038	1,675

Additions to allowances charged to operations	272		979	1,902		1,901	1,595
(Decreases)/Increases in allowances due to (dispositions)/acquisitions of Allianz Group companies and other increases/(decreases)	(106	)(1)	(55)	(1,085	)(2)	12	41
Foreign exchange translation adjustments	(42)		(272)	(175)		40	55

Total allowances for loan losses at end of the year	4,109		5,720	6,966		8,038	7,123

Ratio of net charge-offs during the year to average loans outstanding during the year	1.23%		1.22%	0.93%		0.46%	0.78%

(1)	In 2004, the impact of dispositions on our allowances was primarily attributable to the sale of our banking subsidiary Entenial in January 2004.
(2)	On August 1, 2002, we merged our mortgage banking subsidiary, Deutsche Hyp, which was a part of our former Other division, with the mortgage banking subsidiaries of Commerzbank and Deutsche Bank into a single entity, Eurohypo. The assets and liabilities of the former Deutsche Hyp were accordingly deconsolidated as of August 1, 2002. Therefore, in 2002 the impact of dispositions on our allowances was primarily related to the deconsolidation of Deutsche Hyp.

When we determine that a loan is uncollectible, the loan is charged off against any existing specific loss allowance or directly recognized as expense in the income statement. Subsequent recoveries, if any, are recognized in the income statement as a credit to the net loan loss provisions. Since 2000, we have charged-off loans when, based on management’s judgment, all economically sensible means of recovery have been exhausted. Our determination considers information such as the age of specific loss allowances and expected proceeds from liquidation of collateral and other repayment sources. Prior to 2000, we charged-off loans only when all legal means of recovery had been exhausted, for example only after completion of bankruptcy proceedings. The change in practice has affected both the timing and amount of charge-offs in the years 2000 to 2003, as well as the level of our non-accrual loans in 2002 and 2003. See “—Risk Elements—Non-performing Loans.”

Deposits

The following table sets forth the average balances and the average interest rates on deposit categories in excess of ten percent of average total deposits of our banking operations. The allocation between German and non-German components is based on the location of the office that recorded the transaction.

	Year Ended December 31,
	2004		2003		2002
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	€ mn		€ mn		€ mn
In German offices:
Non-interest-bearing demand deposits	29,979		26,796		16,603
Interest-bearing demand deposits	21,004	4.1%	34,578	3.7%	45,697	2.6%
Savings deposits	4,732	2.7%	4,720	2.7%	6,495	2.8%
Time deposits	118,114	2.1%	104,360	2.1%	77,985	3.2%

German total	173,829		170,454		146,780

In non-German offices:
Non-interest-bearing demand deposits	8,334		5,355		2,443
Interest-bearing demand deposits	7,927	4.5%	11,254	3.9%	16,327	2.3%
Savings deposits	594	1.9%	751	2.5%	1,370	3.4%
Time deposits	46,085	3.6%	38,103	3.0%	41,277	4.2%

Non-German total	62,940		55,463		61,417

Total deposits	236,769		225,917		208,197

The aggregate amount of deposits by foreign depositors in our German offices was €42,272 million, €54,894 million and €51,688 million at December 31, 2004, 2003 and 2002 respectively.

Time Deposits

The following table sets forth the balance of time certificates of deposit and other time deposits in the amount of €100,000 or more issued by our German offices by time remaining to maturity at December 31, 2004.

At December 31, 2004
Time Deposits of €100,000 or more
€ mn
Maturing in three months or less	70,314
Maturing in over three months through six months	3,424
Maturing in over six months through twelve months	3,228
Maturing in over twelve months	9,842

Total	86,808

The amount of time deposits of €100,000 or more issued by our non-German offices was €44,146 million at December 31, 2004.

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

The following table sets forth certain information relating to the categories of our short-term borrowings.

	Year Ended December 31,
	2004	2003	2002
	€ mn	€ mn	€ mn
Securities sold under repurchase agreements:
Balance at the end of the year	121,474	92,629	63,287
Monthly average balance outstanding during the year	128,032	76,565	67,168
Maximum balance outstanding at any period end during the year	157,576	92,629	91,929
Weighted average interest rate during the year	2.4%	3.1%	3.2%
Weighted average interest rate on balance at the end of the year	1.9%	2.1%	2.6%

Negotiable certificates of deposit:
Balance at the end of the year	23,037	16,196	30,765
Monthly average balance outstanding during the year	21,002	17,351	31,632
Maximum balance outstanding at any period end during the Year	23,155	25,384	35,467
Weighted average interest rate during the year	1.9%	2.4%	2.8%
Weighted average interest rate on balance at the end of the year	2.5%	2.1%	2.6%

Regulation and Supervision

General

Our insurance, banking and asset management businesses are subject to detailed, comprehensive regulation and supervision in all countries in which we do business. In addition, certain EU regulations and directives implemented through local legislation in EU member states, have had and will continue to have a significant impact on the regulation of the insurance, banking and asset management industries in EU member states, including those in which many of our most important operations are located, such as Germany, France, Italy and the United Kingdom. The following discussion addresses significant aspects of the regulatory schemes to which our businesses are subject. For a description of applicable accounting regulations see Notes 1 and 2 to the Consolidated Financial Statements and for regulation as to dividend policies see “Financial Information—Dividend Policy.”

Allianz AG

Allianz AG operates as a reinsurer and holding company for our insurance, banking and asset management operating entities. As such, Allianz AG is supervised and regulated by the German Federal Financial Supervisory Authority (the Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”), a federal institution governed by public law. The BaFin monitors and enforces regulatory standards for banks, financial services institutions and insurance companies by supervising their activities in the financial markets, including securities supervision and specific aspects of consumer protection. The BaFin is also responsible for the supervision of the Allianz Group as financial conglomerate.

In December 2004, Germany adopted a law which further enhances the already existing supervision of reinsurers under the German Insurance Supervision Act (Versicherungsaufsichtsgesetz, or “VAG”). The law introduces a license requirement, solvency standards and capital requirements but contains certain grandfathering rules for companies that were active as reinsurers prior to the law’s adoption. Allianz AG benefits from these grandfathering rules.

In 2002, Germany had adopted a law, effective January 2005, regarding assets covering technical provisions of reinsurance companies such as Allianz AG. It requires those assets to be appropriately diversified to prevent a reinsurer from relying excessively on any particular asset. This law anticipates an EU directive on reinsurance which is currently under discussion. Further amendments to the draft EU directive or an interpretation of the directive’s rules on assets covering technical provisions which diverge with German law and its regulations may require Germany to amend its law and regulations. Although Allianz AG expects to comply with the regulations interpreting the new German law, there can be no assurances as to the impact on Allianz AG of any amendments thereto, which could require Allianz AG to change the composition of its asset portfolio covering its technical provisions or take other appropriate measures.

The BaFin is, furthermore, entitled to monitor whether the management of a reinsurance company is of good repute and meets certain standards of professional competence as well as whether the holders of qualified participations in the reinsurance company are of good repute. The BaFin has the power to give orders to request information and is explicitly entitled to take administrative action to ensure that a reinsurance company operates in compliance with applicable laws and that it is able to meet its reinsurance liabilities. Allianz AG is required to submit several annual and interim reports, including certain accounting documents, to the BaFin. The BaFin also reviews transactions between Allianz AG and its subsidiaries, including reinsurance relationships and cost sharing agreements.

Financial Conglomerates

In December 2004, Germany adopted a law, implementing the EU directive on financial conglomerates. The law provides for additional supervision of financial conglomerates in the following five areas: (i) assessment of capital requirements of financial conglomerates on a group level, (ii) supervision of risk concentration, (iii) supervision of intra-group transactions, (iv) assessment of the good repute and professional competence of the management of a financial conglomerate’s holding company and (v) establishment of appropriate internal controls to ensure compliance with the aforementioned components of supervision.

The Allianz Group is a financial conglomerate within the scope of the directive and the related German law. The law requires Allianz AG to submit to the BaFin and the Deutsche Bundesbank (the Bundesbank), the German central bank, its first calculation of capital adequacy as of year-end 2005. The law requires that the financial conglomerate calculate the capital needed to meet the respective solvency requirements on a consolidated basis. It is as yet unclear, however, how the capital requirements will be implemented in Germany in detail because the German regulations implementing the law have not been finalized. We have performed preliminary calculations based on business forecasts for 2005 and assumptions of the outcome of these pending regulations. These preliminary calculations indicate that we would meet these capital requirements by a sufficient margin. But as these calculations are based only on forecasts and assumptions of pending regulations, there can be no assurance that the current and future level of capital will be sufficient to meet the then finally implemented capital requirements.

Furthermore, under the new law, the management boards of supervised companies must unanimously approve material intra-group transactions. In addition, the German Finance Ministry may issue a regulation limiting intra-group transactions to certain types and establishing maximum amounts of material risk concentrations. At this stage, it is unclear whether such regulation will be implemented and, if so, which limits would apply. Both material intra-group transactions and material risk concentrations are required to be reported annually to BaFin and Bundesbank, while certain types of risk concentrations have to be reported immediately to these bodies.

In the United States, the Gramm-Leach-Bliley Financial Modernization Act of 1999 substantially eliminated barriers separating the banking, insurance and securities industries in the United States. The law allows the formation of diversified financial services firms that can provide a broad array of financial products and services to their customers. In addition, the law permits insurers and other financial services companies to acquire banks. On June 30, 2004, Allianz AG acquired “financial holding company” status pursuant to the Gramm-Leach-Bliley Modernization Act.

Group Regulations by Sector

Under German law based on EU directives, groups of companies operating in the insurance, banking or asset management sectors are subject to supplementary supervision specific to their respective sectors. In the insurance sector, companies that form part of an insurance group as defined by law are subject to additional regulatory requirements, including the following three components: (i) the supervision of intra-group transactions, (ii) the monitoring of the adjusted solvency, i.e. on a consolidated basis, and (iii) the establishment of appropriate internal controls for providing the BaFin with information as part of its monitoring of the first two components. Material intra-group transactions must be reported to the BaFin annually; intra-group transactions endangering the solvency of an insurance company subject to supervision must be reported immediately. The law requires that the insurance group calculates the capital needed to meet the respective solvency requirements for the insurance group on a consolidated basis. IFRS accounting may be used as a basis for the calculation. Similar group solvency requirements are required to be fulfilled by the local parent companies of insurance subsidiary groups in the different EU jurisdictions.

Regarding the banking sector, the credit institutions directive of 2000, consolidating certain older directives, and the capital adequacy directive of 1993 also provide for capital requirements on a consolidated basis. They define, among other things, the capital requirements needed to ensure sufficient capital to cover, also on a consolidated basis, the bank’s market and credit risks associated with banking and trading book activities. The directives have been implemented into German law. Within Allianz Group, Dresdner Bank is responsible for the capital requirements of the companies within our banking sector.

German law also provides for similar requirements with respect to the asset management sector. The responsibility for this consolidation for the Allianz Global Investors companies which are comprised of Allianz Global Investors AG and its subsidiaries, lies with Allianz Global Investors Advisory GmbH, a German based financial services institution.

Insurance

European Union

Under the Treaty of Rome of 1957, Germany and the other EU member states are required to implement EU legislation into domestic law and to take EU legislation into account in applying domestic law. EU legislation can take several forms. If legislation takes the form of an EU regulation, the regulation is directly applicable as binding law in all member states. If legislation takes the form of an EU directive, the directive creates an obligation for the member states to implement and transpose the directive into their national legal systems. In addition, certain directives include “self-executing” features that are directly binding on member states, although the directives still require formal transposition into national legislation.

Since 1973, the EU has adopted a series of insurance directives on life insurance and direct insurance other than life insurance. These directives have been implemented in Germany, France, Italy, the United Kingdom, Austria and the other EU jurisdictions, including the ten new EU member states, through national legislation and have resulted in significant deregulation of the EU insurance markets. The directives are based on the general principles of freedom of branch operations, freedom of provision of services and home country control. Under the directives, the regulation of insurance companies, including insurance operations outside their respective home countries (whether direct or through branches), is the responsibility of the home country insurance regulatory authority. In particular, the home country insurance regulatory authority is responsible for monitoring compliance with applicable regulations, the solvency and actuarial provisions of insurers and the assets covering those provisions.

As a result of the home country control principle, the EU insurance directives generally permit an insurance company licensed in any jurisdiction of the EU to conduct insurance business, directly or through branches, in all other jurisdictions of the EU, without being subject to additional licensing requirements in these countries. Under the EU insurance directives, there is no authorization requirement for insurance terms and conditions or tariffs. When providing cross-border services, insurers must comply with the legal provisions protecting the general good in the member state in which the risk is situated.

Insurance selling activities are generally regulated by the regulatory authorities in the country in which the sale of the insurance product takes place. On January 15, 2003, a new EU directive on insurance mediation became effective. Under this directive, insurance and reinsurance intermediaries are required to register in their home member state and to possess appropriate knowledge and ability, as determined by their home member state. The directive further introduces obligations regarding the documentation of sales of insurance policies. The regulations may lead to higher costs of administration and may increase the risk of litigation concerning selling practices. The impact of the new directive on Allianz Group companies in EU member states depends on how the directive will be implemented by the member states and how the courts will interprete the provisions. Consequently, at this stage, we cannot assess the potential impact of the directive.

Insurance contracts will be subject to laws and regulations in the EU member states which implement the so called anti-discrimination EU directives. These directives prohibit service-providers to discriminate based on gender, race or ethnic background. In the insurance industry, differences in premiums and benefits of polices will not be permitted unless they are based on actuarial or statistical data. This may lead to an adjustment of premiums or benefits where differentiations are not based on such data. The impact of the directives on Allianz Group companies in EU member states depends on how the directives will be implemented by the member states and how the courts will interprete the provisions. Consequently, at this stage, we cannot assess the potential impact of the directives.

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

Under the Insurance Supervision Act, German insurance companies are subject to detailed requirements with respect to the administration of their assets and liabilities. In general, the actuarial and claims reserves of each insurer must be adequate to allow the insurer to fulfill its contractual commitments to pay upon receipt of claims. To that end, insurers must maintain a solvency margin (own funds) equal to the minimum solvency margin. One third of the minimum solvency margin constitutes the guarantee fund. If the solvency margin falls below the minimum solvency margin, the BaFin may request the company to submit a plan for restoring its sound financial position; under exceptional circumstances, the BaFin may restrict or prohibit the free disposal of the assets. If the solvency margin of an insurance company falls below the guarantee fund, at the request of the BaFin, the insurance company must submit a plan detailing how the company will promptly obtain the necessary solvency margin; in this case, the BaFin may with no further requirements limit or prohibit the disposal of the insurer’s assets. German property-casualty insurance companies are also required to establish claims equalization reserves according to established actuarial rules. These claims equalization reserves are intended to level out fluctuating claims requirements over the course of time. German regulation law requires insurers to maintain assets equal to the sum of technical provisions, regarding life insurers including mathematical provisions, and of liabilities and deferrals under insurance contracts (gebundenes Vermögen) and to invest these assets in accordance with certain standards. German law limits the proportion of the assets which German insurers may invest in certain categories of investments and imposes restrictions with respect to particular investments. A regulation issued by the German Federal Government provides for detailed investment rules.

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

Life Insurance

Under German law, German life insurance companies are required, after receiving the authorization to conduct a life insurance business, to notify the BaFin of the principles they use to set premium rates and establish actuarial provisions, and of any intention to alter or amend these principles. German life insurance companies are also required to appoint a chief actuary responsible for reviewing and ensuring the appropriateness of actuarial calculation methods. Under certain circumstances, this actuary can be replaced by the BaFin.

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

Amounts payable to policyholders underwritten by German life insurance companies include a “guaranteed benefit”, an amount that in practice is calculated using a legally mandated maximum rate of return on actuarial reserves. This rate is currently 2.75% per year for policies issued on or after January 1, 2004. For policies issued on or after July 1, 2000, the maximum rate of return is 3.25% per annum and for policies issued through June 30, 2000 this rate is 4.0%. For policies issued prior to 1995, the maximum rate is 3.5% or 3.0%, depending on the generation of tariff. On policies written through 1994, German life insurance companies are obliged by regulations to allocate for the benefit of policyholders at least 90% of their annual surplus. In 1994 and 1996, the laws and the regulations, respectively, were modified, and on policies written since June 30, 1994 and thereafter, German life insurance companies are obliged by the modified regulations to allocate for the benefit of policyholders at least 90% of their net interest yield on assets corresponding to technical provisions. In addition, holders of policies written after June 30, 1994 are entitled to participate in “appropriate amounts” of profit from sources other than assets, mainly from earnings related to risk management and cost management. The amount required to be allocated to policyholders may be used to directly increase a policyholders profit participation or to contribute to the policyholder’s profit reserve. In general, the amount contributed to the policyholders profit reserve may be used only for the policyholders profit participation. In the event of an overall loss and to avoid an emergency situation, the insurer may use portions of the policyholder profit reserve to cover the loss with the approval of the BaFin if doing so is in the interest of the policyholders. These portions of the profit reserve are accordingly included in the calculation of the life insurer’s solvency margin. The respective determinations and calculations are based on German statutory accounting principles. These statutory accounting principles were amended on March 26, 2002, with respect to impairment charges for equity, investment funds and other fixed-interest rate and non-fixed-interest rate securities. This amendment has a stabilizing effect on statutory profits and profit participation.

In December 2002, Protektor Lebens-versicherungs AG (Protektor) was founded. Protektor is a life insurance company whose role is to protect policyholders of all German life insurers. Protektor intervenes in cases where other attempts to prevent insolvency of a German life insurer have failed. In such cases, Protektor takes over the contract portfolios of the respective company, managing and consolidating them with the goal of subsequently selling these portfolios. All German life insurance companies are obliged to be shareholders of Protektor and thus to finance its capital. This obligation is limited to one percent of the shareholders own capital investments as of December 31, 2001. In addition, no shareholder of Protektor may hold more than 10 percent of the capital of Protektor. Therefore, the obligation to finance Protektor is limited for each shareholder to a maximum of ten percent of €5,230 million. The latter amount will be subject to review in 2007. Therefore, Allianz Lebensversicherungs-AG’s maximum obligation to Protektor is €523 million in the aggregate. During 2003, Protektor intervened in one case in which Allianz Lebensversicherungs-AG was required to contribute €24 million. No intervention was necessary in 2004. Consequently, Allianz Lebensversicherungs-AG’s outstanding commitment to Protektor was €499 million at December 31, 2004 Pursuant to a reform of the German Insurance Supervision Act, which became effective in December 2004, a mandatory life insurance guarantee scheme (Sicherungsfonds) was implemented and exists independent of Protektor. Each member of the scheme is required to make a certain annual contribution to the scheme, which amount will be calculated according to a federal regulation that has not yet been implemented. The annual contribution of all members together equals 0.02 % of the sum of their net technical provisions. The scheme is currently administered by a public bank, but may be transferred to a private entity (likely to be Protektor), which would act as trustee. The final impact of this new legislation on Protektor is, however, currently unclear and subject to ongoing discussions.

On January 1, 2005, the Retirement Income Revenue Act (Alterseinkünftegesetz) became effective. The new law substantially modifies the regulation of the taxation of retirement savings contributions and retirement pension payments. The law provides three layers of retirement savings, each treated differently for tax purposes. The layers include basic old-age provisions (Basisvorsorge), additional state subsidized old-age provisions (Zusatzvorsorge) and the remaining other old-age provisions (Privatvorsorge).

The Retirement Savings Act (Altersvermögensgesetz), which is intended to reform the pension system in Germany, took effect on January 1, 2002. This act provides for state subsidies, in the form of either direct subsidies or, under certain circumstances, tax benefits. The prerequisite for state subsidies is that individuals invest in products that have certain characteristics entitled to certification by the BaFin.

Health Insurance

We offer “substitutive” health insurance products in Germany designed to partially or totally replace statutory public health insurance coverage. We also offer products intended to supplement both the statutory and substitutive schemes. These products are subject to detailed regulations designed to protect policyholders.

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

In January 2003, the specific income threshold for German statutory health insurance coverage was raised by the German legislator in order to stabilize and maintain the statutory health-care system. As a consequence, the number of individuals who are able to choose protection under the private healthcare system decreased, but the law also created new business opportunities for supplementary insurance for individuals insured under statutory health insurance plans. Further changes to the German healthcare system were implemented which reduced the benefits of the statutory scheme, in particular with a view to reducing its costs. Providers of the statutory scheme are allowed to offer additional health care programs and to co-operate with private health insurance companies what means that changes in the sales system of private health insurance companies may occur. Since the financing of the statutory health insurance system is not yet stabilized and the health insurance business is confronted with an aging society, changes to the overall health care system are further under discussion. They may affect business opportunities for private health insurance companies positively or negatively, but, at this stage, it is uncertain which policies in this area will be implemented.

Effective from December 21, 2004, it is mandatory for insurance companies which offer full private healthcare coverage to become members of an insurance guarantee fund (Sicherungsfonds). The aim of the obligatory protection scheme is to provide protection for all policy holders in case their insurer becomes unable to fulfill its contractual obligations. Private health insurance companies only need to fund the insurance guarantee fund up to a specified maximum amount in case a company becomes unable to fulfill its contractual obligations or turns insolvent. Medicator AG, a voluntary protection fund, which was established in 2003 by eight German private health insurance companies, including Allianz Private Health, and which now belongs to the association of private health insurance companies (PKV-Verband), could be the carrier of the mandatory protection fund and may apply for approval.

Furthermore, the transposition of the three EU Anti-Discrimination Directives into national law may have an impact on the calculation principles applied to private health insurance products (Kalkulationsverordnung), as specified effects may have to be accounted for differently and therefore change the basis for tariff calculations.

France

On August 1, 2003 the so called “law on financial security” was implemented. Based on this law, the activities of French insurance companies, including AGF, which are governed by the French Insurance Code are supervised by the Commission de Contrôle des Assurances, des Mutuelles et des Institutions de Prévoyance (or “CCAMIP”). The CCAMIP is an independent administrative authority that supervises the financial position and solvency of French insurance companies and their compliance with applicable insurance regulations, including statutory accounting principles and financial and technical management regulations. Insurers are required to make periodic filings of financial, accounting and statistical statements with the CCAMIP. Any change in the articles of association of French insurance companies must also be approved by the Insurance Commission CCAMIP. The CCAMIP may examine the accounts of French insurance companies at any time. French insurance companies may not engage on an ongoing basis in any commercial activity other than that of providing insurance coverage and directly related activities.

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

In France, at company level, policyholders’ participation must be greater than or equal to 85% of investment income on assets backing liabilities plus 90% of technical surplus if positive—or 100% if negative. There is no rule as to how participation should be allocated among policies, although there may be more specific stipulations in certain contracts. Participation can be directly allocated or accrued into the Unallocated Profit Sharing Reserve (PPE) for future use.

Either a French insurer or foreign insurer licensed to do business in France may offer new insurance products and policies in France without obtaining prior approval. However, the Ministry of the Economy or the CCAMIP may require submission of contracts or advertising materials relating to the insurance business. The French Ministry of the Economy or the CCAMIP may also require the withdrawal from the market or the modification of any contract or advertising material which, in its judgment, does not comply with applicable laws and regulations.

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

The activities of Italian insurance companies, insurance agents and brokers are regulated by the Institute for the Supervision of Private and Public Interest Insurance (or “ISVAP”). Insurance companies having their registered offices in Italy must receive prior authorization by ISVAP in order to conduct insurance activities. ISVAP is also responsible for the supervision of the financial management of Italian insurance companies. In addition, ISVAP has the authority to propose disciplinary measures, including the revocation of authorizations, which may ultimately be taken by the Ministry of Industry. ISVAP also has the power to request information from insurance companies, conduct audits of their activities and question their legal representatives, managing directors and statutory auditors and convene shareholders, directors and statutory auditors meetings in order to propose measures necessary to conform the management of insurance companies to legal requirements. Under recent regulations, insurance companies are required to provide ISVAP with quarterly reports on the management of complaints and annual reports on the adequacy of training and compliance with rules of fairness, transparency and professional standards of their distribution networks. ISVAP is currently studying new regulations to seek to increase the transparency of life insurance products. All Italian insurance companies are required to maintain adequate technical reserves in respect of each insurance contract. ISVAP establishes the maximum interest rate Italian insurance companies may guarantee to the policyholders, for the calculation of required life reserves. Italian law also establishes maximum limits on the amount of reserves that may be invested in any particular category of investments. ISVAP may establish stricter limits under some circumstances. In addition, ISVAP may prohibit companies that do not comply with reserve requirements from disposing of their assets located in Italy and from accepting new business.

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

United Kingdom

Insurance companies in the United Kingdom are regulated under the Financial Services and Markets Act 2000 (or “FSMA”). The FSMA provides the framework for the regulation of all business activities within the financial services sector in the United Kingdom, including life insurance and general insurance companies such as our subsidiary Allianz Cornhill. The FSMA provides that no firm may carry on a regulated activity in the United Kingdom in the insurance, securities, banking or pension sectors, unless it has been authorized to do so under the FSMA or exempted from it. The Financial Services Authority (or FSA) has been created as a single regulator for the insurance, securities, banking and pension sectors in the United Kingdom. The FSA enforces detailed requirements that firms have to meet in order to receive authorization, including requirements relating to minimum capital, internal governance systems and risk control, and the suitability of management and controlling shareholders. A self-regulatory body known as the General Insurance Standards Council (or GISC) has also been established to ensure compliance by general insurance companies with applicable codes of business conduct. The FSA has statuatory responsibility for the conduct of the sale of general insurance and life assurance by intermediaries and insurance companies. The extension of responsibility for the conduct of the sale of general insurance business took effect on January 15, 2005. The FSA also establishes the conditions on which the home country principle is implemented with respect to insurance, securities and banking, granting a European financial services “passport.”

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

Policyholder protection exists through two bodies, the Financial Services Compensation Scheme (or “FSCS”) and the Motor Insurance Bureau (or “MIB”). The FSCS provides policyholders with a level of protection against insurance company insolvency. The protection covers all types of property and casualty insurance. The MIB provides coverage for victims of automobile accidents where there is no (or inadequate) insurance coverage. FSCS and MIB are funded by means of levies on insurance companies.

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

U.S. property-casualty and life insurance companies are subject to insurance regulation and supervision in the individual states in which they transact business. Supervisory agencies in various states have broad powers to grant or revoke licenses to transact business, regulate trade practices, license agents, approve insurance policy terms and certain premium rates, set standards of solvency and reserve requirements, determine the form and content of required financial reports, examine insurance companies and prescribe the type, concentration, and amount of investments permitted. Insurance companies are subject to a mandatory audit every three to five years by state regulatory authorities, depending on the state of domicile, and every year by independent auditors. In addition, state Attorneys General have broad authority to investigate business practices within their respective states and to initiate legal action as they deem appropriate.

U.S. property-casualty and life insurers are also subject to risk based capital (or “RBC”) guidelines, which provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should have for regulatory purposes, taking into account the risk characteristics of the company’s investments and products. The RBC requirements establish capital requirements for four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to various asset, premium and reserve items, with the factors being higher for those items with greater underlying risk and lower for less risky items. An insurance company’s RBC ratio will vary over time depending upon many factors, including its earnings, the mix of assets in its investment portfolio, the nature of the products it sells and its rate of sales growth, as well as changes in the RBC formulas required by regulators. The RBC guidelines are intended to be a regulatory tool only, and are not intended as a means to rank insurers generally. Each of our U.S. insurance subsidiaries met its statutory minimum RBC ratios at December 31, 2004.

Although the federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways. The Federal Fair Credit Reporting Act, which is designed to promote accuracy and ensure the privacy of information used in consumer reports, provides a broad federal preemption of state laws regulating the dissemination of financial information. In 2004, the Fair and Accurate Credit Transactions Act (FACT Act) became law preempting state laws regarding the sharing of credit information with affiliates.

In November 2002, the Terrorism Risk Insurance Act (or “TRIA”) was signed into law. This legislation requires insurers to offer coverage for terrorist acts in their commercial property and casualty insurance policies, and establishes a federal program to reimburse insurers for a portion of the losses so insured. These mandatory rules have implications for Allianz Group companies doing business in the United States. The TRIA is scheduled to expire at the end of 2005 and efforts are already underway to have it extended in order to provide longer term stability for commercial risks in the insurance marketplace. The U.S. Department of Treasury is expected to produce a report addressing the marketplace for terrorism reinsurance coverage in late June of 2005, which could impact the course of potential legislation. Should the TRIA not be reauthorized in 2005, actions by the various states may impose laws governing policy terms and conditions.

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

There are a number of proposals for regulation which may significantly affect the U.S. market. These include the establishment of an optional federal charter for insurance and reinsurance companies; employee benefits regulations; changes to pension and retirement savings laws; the establishment of an asbestos trust fund to provide compensation to persons who have suffered injury as a result of asbestos exposure, the taxation of insurance companies and their products, disclosure requirements relating to producer compensation arrangements and conflicts of interest, and the creation of private accounts within the Federal social security system. Also under consideration are proposals to modernize and enhance the efficiency of the state insurance regulation. All of these matters are very much in a preliminary stage and the impact upon our operations in the United States remains unknown. The Federal class action legislation that was enacted during February 2005 could redirect a significant amount of class action litigation from state courts to federal courts. At this time, the impact upon the legal environment in the United States remains difficult to ascertain.

Various of our U.S. subsidiaries, like many other insurance companies, have received formal, industry-wide requests for information from state insurance regulatory authorities and attorneys general, including the New York State Attorney General’s Office. Such requests relate to a number of industry issues, including payments to insurance intermediaries and other practices. We have cooperated with such information requests, and may receive additional requests from these or other regulators and government authorities concerning these and related subjects.

Other Countries

Our insurance operations in countries other than those discussed above are also subject to detailed regulation and supervision by authorities in the relevant jurisdictions, including with respect to such matters as policy forms and rates, reserving, investment and financial practices, and marketing, distribution and sales activities.

Banking, Asset Management and other Investment Services

European Union

The supervision of banking, asset management and other investment services in the member states of the European Union is the exclusive responsibility of national authorities within the individual member states. However, the rules governing the regulation and supervision of these financial services have been harmonized by a number of EU directives, which have been or will be implemented in the member states. These directives mostly focus on establishing harmonized minimum capital requirements and the freedom to provide services within the member states on the basis of harmonized minimum requirements for the organization and conduct of business. As a result of this harmonization, banking, asset management or investment service licenses granted in one EU member state are recognized in all other member states.

Under the EU directive on markets in financial instruments (“MiFiD”) which replaced the former investment services directive, member states have to ensure that financial institutions that are members of a securities exchange in one member state are eligible for admission to trading on the exchanges of all other member states. Moreover, the MiFiD provides for basic rules of conduct and organizational requirements for financial institutions. Another field of harmonization which is of importance for financial institutions is the offering and the trading of securities. The EU directive on offering prospectuses, which came into force on December 31, 2003, provides for harmonized rules with respect to the contents and filing of prospectuses for publicly traded securities. Another directive harmonizes the rules for disclosure of financial and other information that publicly traded companies have to provide. The market abuse directive sets forth certain rules against market manipulation and insider dealing. There are also EU directives harmonizing rules governing investment fund management and investor protection.

Germany

Our banking and other financial services activities in Germany are extensively supervised and regulated by the BaFin and the Bundesbank.

Banking

Engaging in the banking business requires the authorization by the BaFin. All banks in Germany, including Dresdner Bank, are subject to comprehensive governmental supervision and regulation, also on a consolidated basis, by the BaFin in accordance with the German Banking Act (Kreditwesengesetz, or “KWG”). The BaFin is authorized to issue regulations and guidelines implementing the provisions of the German Banking Act and other laws affecting German banks. The German Banking Act and the regulations issued thereunder have been amended over time to implement the recommendations on banking supervision issued by the Basle Committee on Banking Supervision and the relevant EU directives.

In its supervisory role, the BaFin emphasizes the compliance with capital adequacy and liquidity requirements, lending limits and restrictions on certain activities imposed by the German Banking Act and the regulations promulgated thereunder. The BaFin is empowered to request information and documentation on business matters from the banks. The BaFin may conduct on-site inspections without specific cause. Reports by a bank’s auditor (Prüfungsberichte) have to be submitted to the BaFin and the Bundesbank.

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

Capital Adequacy Requirements

German banking regulation contains certain capital adequacy requirements. In accordance with what is known as Principle I, each bank’s ratio of Liable Capital to risk-weighted assets and certain off-balance sheet items, as such terms are defined or described below, must be at least 8% at the end of each business day in order to cover credit risks. This ratio is known as the Solvency Ratio. The Liable Capital and risk-weighted assets are determined in accordance with applicable banking regulations.

The German Banking Act also requires market risk and counterparty risk associated with securities transactions, transactions in derivative products and foreign exchange transactions of banks to be covered by adequate capital in accordance with applicable banking regulations.

Capital adequacy rules must not only be met by a bank and its banking subsidiaries on an individual basis, but also on a consolidated basis by the entire banking group. In addition to the calculation and reporting requirements under the German Banking Act, Dresdner Bank has adopted the risk-adjusted capital guidelines (or “Basle Accord”) promulgated by the Basle Committee on Banking Supervision (BIS-rules) and therefore calculates and reports to the BaFin and the Bundesbank also pursuant to BIS-rules.

In June 2004, the Basle Committee released the “Revised Framework” (“Basle II”) to replace the 1988 capital accord with a new capital accord. The two principal goals of Basle II for measuring risk are (i) to align capital requirements more closely with the underlying risks; and (ii) to introduce a capital charge for operational risk (comprising, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). Basle II is to be implemented by the credit institutions in the various countries which participate in the Basle Committee by the end of 2006 at the earliest.

The capital adequacy rules apply also to financial holding groups such as the Allianz Global Investors companies.

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

The German Banking Act as it applies to Dresdner Bank as a trading book institution, distinguishes between investment book lending limits, combined investment and trading book lending limits, and trading book lending limits. These limits are set by reference to Dresdner Bank’s capital.

A bank must report its large credits to the Bundesbank and must notify the BaFin and the Bundesbank if it exceeds certain ceilings. Credits exceeding these ceilings may only be granted with the approval of the BaFin, and the amount exceeding these ceilings must be covered by capital of the bank. For the purpose of determining whether members of a banking group in the aggregate have extended a large credit, all credits extended by individual members of the group to one borrower are consolidated and measured against the consolidated capital of the banking group. Consolidation of credits to one borrower or related group of borrowers is only required if the individual total credit position from overall business of at least one member of the banking group to such borrower is equal to or exceeds certain threshold amounts.

Bank Reporting Requirements

In order to enable the BaFin and the Bundesbank to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial position of the German banks, the BaFin and the Bundesbank require the routine periodic filing of information.

Each bank must file with the BaFin or the Bundesbank, or both, among other things, the following information: (i) immediate notice of certain personnel and organizational changes, the extension or increase of large credits and the acquisition or disposition of 10% or more of the equity or voting rights of another company or certain changes in the amount of such equity investment; (ii) monthly balance sheet and statistical information and annual audited unconsolidated and consolidated financial statements; (iii) the acquisition or disposition of a direct or indirect investment in the bank representing 10% or more of the equity or voting rights of the bank, whether held in the shareholder’s own interest or in the interest of a third party, or giving the person making the investment a significant influence over the management of the bank (or Significant Shareholding), or an increase or decrease of a Significant Shareholding which results in the investment reaching or passing the threshold of 20%, 33% or 50% of such voting rights or equity, as well as the fact that the bank became or ceased to be a subsidiary of another enterprise, as soon as the bank has knowledge of such facts; and on an annual basis, the names and addresses of holders of Significant Shareholdings in the bank and its foreign subsidiary banks, and the amount of such investment; (iv) monthly compliance statements with regard to the capital adequacy rules and the requirements on liquidity; and (v) quarterly statements listing the borrowers to whom the reporting bank has outstanding loans of €1.5 million or more and certain information about the amount and the type of the loan, including syndicated loans exceeding this amount even if the reporting bank’s share does not reach €1.5 million.

If several banks report to the Bundesbank loans of €1.5 million or more to the same borrower or to a group of affiliated borrowers, the Bundesbank must inform the reporting banks of the total reported indebtedness and of the type of such indebtedness and of the number of reporting lending banks.

Sanctions for Non-Compliance

If the BaFin discovers irregularities, it has a wide range of enforcement powers. The BaFin can exert a direct influence over the management of a bank. If the Liable Capital of a bank is not adequate or if the liquidity requirements are not met and the bank has failed to remedy the deficiency within a period determined by the BaFin, the BaFin may prohibit or restrict the bank’s distribution of profits or extension of credit. These prohibitions also apply to the parent bank of a banking group if the capital of the bank members of the group does not meet the legal requirements.

If a bank is in danger of defaulting on its obligations to creditors, the BaFin may take emergency measures to avert default, includingthe ability to revoke the bank’s license. In addition, violations of the German Banking Act may result in criminal and administrative penalties.

Deposit Protection

In accordance with the German Deposit Guarantee Act (Einlagensicherungs- und Anlegerentschädigungsgesetz), the Bundesverband Deutscher Banken, the association of the German private sector commercial banks, established a company known as the Compensation Institution (Entschädigungseinrichtung deutscher Banken GmbH) to carry out and ensure the deposit guarantee scheme of the German private sector commercial banks. The Deposit Guarantee Act provides that the aggregate deposits of a given depositor at a given bank and claims resulting from securities transactions by a customer with a given bank must each be covered up to 90% of the aggregate amount or €20,000, whichever is less. Certain creditors, as defined by the German Deposit Guarantee Act, including other banks, insurance companies, the public sector and enterprises and persons related to the bank, may not claim compensation. The deposit guarantees will be funded through contributions by the private sector commercial banks to the Compensation Institution.

In addition, the banking industry has voluntarily set up various protection funds for the protection of depositors. Most private sector commercial banks,

including Dresdner Bank, are members of the Einlagensicherungsfonds, a deposit protection association with a fund which covers liabilities to each creditor up to a certain amount. Obligations vis-à-vis other banks and other persons described by the fund’s articles of association are not covered. Furthermore, the articles of association provide for certain restrictions not related to specific creditors, but rather to categories of obligations. Payments from the Einlagensicherungsfonds generally cover the portion of a deposit not already covered by the Compensation Institution. Members are required to provide certain information to the association and the Prüfungsverband deutscher Banken e.V., an institution for the auditing of German banks. This auditing institution conducts its own inspections of banks in order to reduce the risk of failures within the deposit protection system.

Furthermore, depositors and other creditors of German banks are protected by the arrangements in relation to Liquiditäts-Konsortialbank GmbH (or LIKO), a bank founded in 1974 in order to provide funding for German banks which experience liquidity problems. The shares in LIKO are owned 30% by the Bundesbank, with the rest of the shares being held by other German banks and banking associations. LIKO is funded by its shareholders. For additional information, see Note 44 to our consolidated financial statements.

Mortgage Banks

Through Dresdner Bank, we hold 28.5% of the shares of Eurohypo AG, a mortgage bank. In Germany, mortgage banks are regulated by a special statute. The German Mortgage Bank Act (Hypothekenbankgesetz), in addition to the German Banking Act. Under the Mortgage Bank Act, mortgage banks are authorized to finance themselves through the issuance of mortgage bonds (Hypothekenpfandbriefe) and public-debt bonds (Kommunalschuldverschreibungen). These bonds are generally long-term bonds with an original maturity of four years or longer, the principal and interest of which are at all times required to be covered by a pool of specific qualifying assets. Mortgage-backed bonds are backed by mortgage loans extended by the mortgage bank that cover 60% or less of the market value of the respective real estate property, and public-debt backed bonds are backed by loans extended by the mortgage bank to German public authorities or entities organized under public law or to member states of the EU or to the contracting states to the agreement on the European Economic Area (or EEA), or which are guaranteed or otherwise secured by such persons. Separate pools are maintained for the mortgage-backed bonds and for the public-debt backed bonds. The qualifying assets remain on the mortgage bank’s balance sheet. In case of insolvency proceedings relating to the mortgage bank, the asset pools constituting cover will be exempt from such proceedings.

Presumably in the second half of 2005 the new Mortgage Bonds Act (Pfandbriefgesetz) will enter into force. This Act will permit the issuance of mortgage bonds and of public debt bonds not only by mortgage banks as specialized commercial banks but also by common (general) banks. These common banks, however, have to fulfill certain requirements specified in the Mortgage Bonds Act and aimed at further improving the present quality of mortgage bonds and at fostering investors’ confidence based on such quality. The final impact of this law on Eurohypo can not be predicted at this stage.

Investment Companies

In Germany, investment funds are managed by investment companies, which are specialized credit institutions and subject to the German Banking Act and the German Investment Act (Investmentgesetz). The German Investment Act came into force on January 1, 2004 and transforms an European Directive relating to investments in undertakings for collective investment in transferable securities (UCITS-Directive) into national law. It regulates certain categories of investment funds, including hedge-funds and provides for specific investment restrictions. The BaFin supervises the investment company’s compliance with the applicable investment restrictions. Within Allianz Group, DEUTSCHER INVESTMENT-TRUST Gesellschaft für Wertpapieranlagen mbH (dit) and dresdnerbank investment management Kapitalanlagegesellschaft mbH (dbi) are investment companies.

Basically, an investment fund must be segregated from the investment company’s own assets and is not a legal entity. Therefore the assets of the investment fund may either be jointly owned by the investors or owned by the investment company as trustee.

Investment companies are not subject to the above mentioned capital and liquidity requirements on an individual basis but, as of January 1, 2005, are taken into consideration for purposes of group level requirements.

The BaFin is authorized to impose sanctions, including the revocation of operating licenses, on companies that fail to comply with applicable regulations.

Financial Services Institutions

Financial Services Institutions are enterprises that provide certain financial services described by the German Banking Act. These financial services include investment and contract brokering, portfolio management and own-account trading with financial instruments for third parties.

To engage in the provision of financial services, an authorization by the BaFin is required. The supervision and regulation of financial services institutions is substantially similar to the regulation and supervision of banks. Like investment companies, certain financial services institutions are exempted on an individual basis from the capital and liquidity requirements described above.

Within the Allianz Group, Allianz Capital Managers GmbH and Allianz Global Investors Advisory GmbH are financial services institutions.

As with respect to Investment companies, the BaFin is authorized to impose sanctions, including the revocation of operating licenses, on financial services institutions that fail to comply with applicable regulations.

United Kingdom

In the United Kingdom, the FSMA provides the framework for the regulation of activities of the financial services sector, with the FSA as the responsible supervisory authority. The FSA also prosecutes offenses involving insider dealing, market manipulation, money laundering and market abuse.

The above requirements of the FSA with respect to the financial services sector apply to most Allianz Group entities in the United Kingdom, including our Dresdner Bank subsidiaries. The London branch of Dresdner Bank AG is a “passported” bank in the United Kingdom in accordance with the provisions of the EU directives as implemented in UK law. As such it is primarily regulated in prudential matters by BaFin in Germany.

France

Under French law, investment and investment services companies dealing with financial instruments must be authorized by the Comité des Etablissements de Crédit et des Entreprises d’Investissement (Banque de France) and by the Autorité des Marchés Financiers (which has been created by the August 1, 2003 Law on Financial Security) if they act under the portfolio management status. They are subject to the supervision of the Autorité des Marchés Financiers for the dealing with listed financial instruments and for their portfolio management activity. Banks in France, including our Dresdner Bank subsidiary Dresdner Bank Gestions France, must be authorized by the Comité des Etablissements de Crédit et des Entreprises d’Investissement (Banque de France) and are subject to the supervision of the Commission Bancaire (Banque de France). The supervision extends to all the activities of French banks, including their capital adequacy, shareholdings in other companies and limitation of risk. The Paris branch of Dresdner Bank is a “passported” bank in France in accordance with the provisions of EU directives as implemented in French law. As such it is primarily regulated by the BaFin.

Banks are required to file monthly reports to the Commission Bancaire. Changes of shareholdings in French banks do need approval by the Comité des Etablissements de Crédit et des Entreprises d’Investissement (Banque de France).

French securities regulations prescribe a minimum amount of share capital for investment and investment services companies and impose certain requirements on company management and shareholders. The companies must also submit a business plan with their application for authorization. There are also regulatory restrictions with respect to equity capital on limitation of risks, and specific disclosure rules must be observed. In addition, the Autorité des Marchés Financiers oversees the dealings of investment and investment services companies with investors, including the provision of appropriate information to investors, and supervise control procedures within these companies. The Autorité des Marchés Financiers supervises compliance with market rules, and the fairness of transactions.

French supervisory authorities are authorized to impose sanctions, including revocation of operating licenses, on companies that fail to comply with applicable regulations.

Italy

Investment and investment services companies in Italy dealing with financial instruments must be licensed and are subject to regulation by both Banca d’Italia, the Italian national bank, and the Commissione Nazionale per le Società e la Borsa (or “CONSOB”). Shareholdings in excess of 5% in Italian investment and investment services companies require the authorization of Banca d’Italia.

Banks in Italy, including our subsidiary Rasbank S.p.A. and our Dresdner Bank subsidiaries, must be authorized by Banca d’Italia and are subject to the supervision of both Banca d’Italia and CONSOB. The supervision of Banca d’Italia extends to all the activities of Italian banks, including their capital adequacy, shareholdings in other companies and limitation of risk. The Milan branch of Dresdner Bank is a “passported” bank in Italy in accordance with the provisions of EU directives as implemented in Italian law. As such it is lead regulated by the BaFin. The CONSOB supervises the provision of investment services by banks in Italy and rules of conduct to be followed by the banks in their dealings with the public. Banks are required to file their annual and semi-annual reports with both Banca d’Italia and the CONSOB. They also have ongoing disclosure obligations. The Milan branch of Dresdner Bank is exempt from these requirements and instead has to submit the annual financial statements of Dresdner Bank Group to the Camera di Commercio and Banca d’Italia. Changes in organizational structure of the branch have to be reported annually.

Major shareholders of banks and investment and investment services companies must be of good standing and the top managers and members of the boards of directors and boards of auditors must meet specific qualifications in terms of professionalism and good standing. With respect to banks, Italian law requires those assuming control of or a shareholding of greater than 5% in an Italian bank to obtain authorization from Banca d’Italia. Similarly, banks assuming shareholdings in any other company are required to obtain authorization from Banca d’Italia.

Italian supervisory authorities are empowered to impose sanctions, including revocation of operating licenses, on companies that fail to comply with relevant regulations.

United States

Allianz Investment Company, LLC., Allianz Global Investors of America L.P., Pacific Investment Management Company LLC, Oppenheimer Capital, Nicholas-Applegate, RCM Capital Management LLC and other financial services subsidiaries of Allianz AG in the United States are registered as investment advisers under the Investment Advisers Act of 1940. Many of the investments managed by these financial services subsidiaries, including a variety of mutual funds and other pooled investment vehicles, are registered with the SEC under the Investment Company Act of 1940. The investment advisory activities of these financial services subsidiaries are subject to various U.S. federal and state laws and regulations. These laws and regulations relate to, among other things, limitations on the ability of investment advisers to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an adviser or its affiliates and advisory clients, as well as general anti-fraud provisions. The failure to comply with these laws or regulations may result in sanctions, including the suspension of individual employees, limitations on the activities in which the investment adviser may engage, suspension or revocation of the investment adviser’s registration as an adviser, censure and/or fines.

Federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund and variable insurance product industries. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous proposals for legislative and regulatory reforms, including mutual fund governance, new disclosure requirements concerning mutual fund share classes, compensation arrangements, commission breakpoints, revenue sharing, advisory fees, market timing, late trading, portfolio pricing, annuity products, hedge funds, regulation and distribution of equity index products, and other issues. It is difficult to predict at this time whether changes resulting from new laws and regulations will affect the industries or our investment management businesses, and, if so, to what degree.

Some U.S. financial service subsidiaries of Allianz AG are also registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are subject to extensive regulation. In addition, some of these subsidiaries are members of, and subject to regulation by, self-regulatory organizations such as the National Association of Securities Dealers and, in the case of Dresdner Kleinwort Wasserstein Securities LLC, the New York Stock Exchange. The scope of broker-dealer regulation covers matters such as capital requirements, the use and safekeeping of customers’ funds and securities, advertising and other communications with the public, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the self- regulatory organizations and to prevent improper trading on material non-public information, employee-related matters, limitations on extensions of credit in securities transactions, and clearance and settlement procedures. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, in some instances they may be required to make “suitability” determinations as to certain customer transactions.

Dresdner Bank provides commercial banking services in the United States through its New York and Grand Cayman Branches. Dresdner Bank’s U.S. banking activities are accordingly subject to regulation, supervision and examination by the Federal Reserve Board under the U.S. Bank Holding Company Act of 1956, as amended (or BHCA), and the International Banking Act of 1978, as amended (or IBA). The New York Branch of Dresdner Bank is licensed, supervised and examined by the New York State Banking Department and is also supervised and examined by the Federal Reserve Bank of New York.

The Gramm-Leach-Bliley Act of 1999 substantially eliminated barriers separating the banking, insurance and securities industries in the United States. According to this law, a bank holding company that has effectively elected to become a financial holding company under the applicable regulation may conduct business activities either directly or through its subsidiaries that were previously prohibited for bank holding companies. Dresdner Bank became a financial holding company under the Gramm-Leach-Bliley Act in 2000. To qualify as a financial holding company, a bank is required to meet the criteria of being well-managed and well-capitalized. A foreign bank that is well-capitalized has capital ratios equal to or comparable with those required for a well-capitalized U.S. bank, i.e. a Tier I capital ratio of 6% and a total capital to total risk-based assets ratio of 10%. Dresdner Bank is currently in compliance with these capital requirements. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources.” In the event of non-compliance with these criteria, a financial holding company may be required to limit previously authorized financial activities and, in the event of continued non- compliance, to cease its banking activities in the United Sates or to engage only in such activities conducted by it or its subsidiaries as are permissible for bank holding companies that are not financial holding companies. As a result of its ownership of Dresdner Bank, Allianz AG is also subject to the supervision of the Federal Reserve Board under the BHCA and the IBA and has elected to be treated as a financial holding company (FHC). Allianz AG’s status as an FHC became effective on June 30, 2004.

Under the IBA, the Federal Reserve Board may terminate the activities of any U.S. office of a foreign bank if it determines that a) the foreign bank is not subject to comprehensive regulation on a consolidated basis in its home country and the appropriate authorities in the home country of the foreign bank are not making demonstrable progress in establishing arrangements for the comprehensive supervision or regulation of such foreign bank on a consolidated basis or b) that there is reasonable cause to believe that the foreign bank or its affiliate has violated U.S. law or engaged in unsafe or unsound banking practice in the United States, and as a result of such violation or practice, the continued operation of the U.S. office would be inconsistent with the public interest or the purposes of federal banking law.

Other Countries

Our financial services businesses in countries other than those discussed above are also subject to detailed regulation and supervision by authorities in the relevant jurisdictions, including with respect to such matters as capital adequacy, investment advisory and securities trading activities, and mutual fund management and distribution activities.

Acquisition Control Matters

In a number of jurisdictions, the direct or indirect acquisition of “control” of companies is subject to prior regulatory approval. Under the applicable EU directives, any person acquiring shares in an insurance, bank or investment services company who would become a “qualifying shareholder” as a result of the acquisition is required to give prior notice of the proposed acquisition to the relevant supervisory authorities in the company’s home jurisdiction. A qualifying shareholder is a shareholder that holds at least 10% of the voting rights or the capital of such a company or otherwise has the ability to exercise a significant influence over the management of the company. A qualifying shareholder must also report any increases in shareholdings by any holder to levels equal to or exceeding 20%, 33% or 50% of the voting rights or the capital. The supervisory authorities have a maximum period of three months during which to oppose an acquisition of shares if they believe that the acquisition would jeopardize the sound and prudent management of the insurance company. Reductions in ownership below the thresholds indicated above must also be notified to the supervisory authorities. These directives have been implemented in most EU jurisdictions. Some jurisdictions, such as Italy and the United Kingdom have implemented lower thresholds for notifications. In addition, Germany adopted a law providing that the acquisition of a qualified shareholding may be contested on the grounds that the acquirer is unsound or does not have adequate financial resources to continue and develop the insurance company’s business and preserve the policyholders’ interests.

Under the German Securities Trading Act (Wertpapierhandelsgesetz, or “WpHG”), holders of voting securities of a German company listed on a regulated market within the European Union or within the other contracting states to the agreement on the EEA must notify the company and the BaFin in writing and without undue delay of the level of their holding whenever that holding reaches, exceeds or falls below 5%, 10%, 25%, 50% or 75% of the company’s voting rights. Also, a German company receiving such notification of shareholding must generally publish such notification without undue delay.

The German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, or “WpÜG”) applies to all offers to acquire shares and certain other securities issued by stock corporations and partnerships limited by shares (Kommanditgesellschaften auf Aktien) that are domiciled in Germany and admitted to trading on an regulated market in the European Economic Area (or “EEA”). The WpÜG provides that any shareholder obtaining direct or indirect control, which is defined as 30% or more of the voting rights, of a stock corporation or of a partnership limited by shares, is required to make a mandatory takeover offer to all other shareholders of the company.

Similar regulations relating to acquisition of control have been established as well in other jurisdictions inside and outside of the EU in which we do business. State insurance holding company statutes in the United States applicable to Allianz AG’s U.S. insurance subsidiaries generally provide that no person may acquire control of Allianz AG, and thus indirect control of its U.S. insurance subsidiaries, without the prior approval of the appropriate insurance regulators. Generally, any person who acquires beneficial ownership of 10% or more of the outstanding ordinary shares or voting power of Allianz AG would be presumed to have acquired such control unless the appropriate insurance regulators, upon application, shall determine otherwise.

Antitrust Regulation and Merger Review

EU and national antitrust regulation affects the cooperation between insurance companies and within insurance associations. While the EC Treaty generally prohibits arrangements that restrict competition, some types of cooperation in the insurance sector are expressly exempt from this prohibition by EU regulation providing for a so-called block exemption. In particular with respect to the establishment and management of insurance and reinsurance pools.

Insurers have in the past been able to seek individual exemption under applicable antitrust laws for insurance pools that were not eligible for block exemption and other restrictions on competition. As of May 1, 2004 this procedure is no longer available. As of this date, certain restrictive practices may be automatically exempt by law if they meet specific requirements and have an overall positive effect on competition. The companies involved in such practices have to assess whether these requirements are met. Similar changes are anticipated to be implemented into the national laws of some EU member states.

In some business lines, the Allianz Group’s market share might raise concerns under European merger control regulations. If the Allianz Group were to consider a substantial acquisition in these business lines, the relevant EU authorities might require divestiture of parts of the portfolio or might disapprove the transaction. Comparable legislation with respect to merger review has been enacted in many jurisdictions inside and outside the EU.

Rules of Conduct for Securities Trading

The German Securities Trading Act prohibits insider trading with respect to financial instruments admitted, or pending admission, to trading or included in the over-the-counter market at a German exchange or the regulated exchange in another EU member state or in other contracting states to the agreement on the EEA. The German Securities Trading Act also requires that the issuer of financial instruments admitted to trading on a German stock exchange promptly publish any inside information, i.e. any precise information relating directly to the issuer, that is not publicly known if this information could have a material influence on the market price of such financial instruments. The BaFin carries out supervisory functions with respect to these regulations.

The German Securities Trading Act also introduced rules of conduct for banks and securities firms (the “Rules of Conduct”). The Rules of Conduct apply to all investment services firms in Germany. The BaFin has broad powers to investigate investment services firms with a view to monitoring compliance with the Rules of Conduct. The German Securities Trading Act provides for an annual examination on behalf of the BaFin of a bank’s compliance with its obligations under the German Securities Trading Act.

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements including the notes thereto. We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity under IFRS to U.S. GAAP, you should read Note 48 to the consolidated financial statements. Unless otherwise indicated, the financial information we have included in this annual report is presented on a consolidated basis under IFRS. Unless otherwise indicated, we have obtained data regarding the relative size of various national insurance markets from annual reports prepared by SIGMA, an independent organization which publishes market research data on the insurance industry. In addition, unless otherwise indicated, insurance market share data are based on gross premiums written. Data on market share within particular countries are based on our own internal estimates.

Critical Accounting Policies and Estimates

We have identified the accounting policies and estimates that are critical to our business operations and the understanding of its results of operations. These critical accounting policies and estimates are those which involve the most complex or subjective decisions or assessments, and relate to property-casualty and life/health insurance reserves, loan loss allowances, the determination of the fair value of financial assets and liabilities (including impairment charges), goodwill, deferred policy acquisition costs, deferred taxes, and pension and similar reserves. In each case, the determination of these items is fundamental to our financial position and results of operations, and requires management to make complex judgments based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgments as to future events and are subject to change, and the use of different assumptions or data could produce materially different results.

Property-Casualty Insurance Reserves

Reserves for loss and loss adjustment expenses are established for the payment of losses and loss adjustment expenses (LAE) on claims which have occurred but are not yet settled. Reserves for loss and loss adjustment expenses fall into two categories: case reserves for reported claims and reserves for incurred but not reported (IBNR) claims.

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

IBNR reserves are established to recognize the estimated cost of losses from claims that have occurred at the date of the consolidated balance sheet but where the Allianz Group has not yet been notified. IBNR reserves, similar to case reserves for reported claims, are established to recognize the estimated costs, including expenses, necessary to bring claims to final settlement (or ultimate loss). Since nothing is known about the occurrence, the Allianz Group relies on its past experience, adjusted for current trends and any other relevant factors. IBNR reserves are estimates based on actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Late reported claim trends, claim severity, exposure growth and future inflation are examples of factors used in projecting the IBNR reserves. IBNR reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

The process of estimating loss and LAE reserves is by nature imprecise, due to the large number of variables affecting the ultimate loss. Some of these variables are internally driven, such as changes in claims handling procedures, introduction of new IT systems, or company acquisitions and divestitures. Other variables affecting the estimation process are externally driven, such as inflation, judicial trends, and legislative changes. The Allianz Group attempts to reduce the uncertainty in its reserve estimation through the use of multiple actuarial and reserving techniques and analysis of the assumptions underlying each technique.

For certain risk exposures in liability insurance, such as environmental and asbestos claims and large-scale individual claims, there is currently no adequate statistical data available. This is because some aspects of these types of claims are still evolving. Appropriate provisions have been made for such cases based on the Allianz Group’s judgment and an analysis of the portfolios in which such risks occur. These provisions represent the Allianz Group’s best estimate. The current reserves for loss and LAE for asbestos claims reflect loss developments since the most recent external independent actuarial report that was completed in 2002. As previously stated, Fireman’s Fund is planning a regular update of its 2002 asbestos and environmental reserve study during the course of 2005.

Life/Health Insurance Reserves

The aggregate policy reserves for long-duration insurance contracts, such as traditional life insurance and health insurance products, are computed in accordance with SFAS 60 using the net level premium method, which represents the present value of estimated future policy benefits to be paid less the present value of estimated future net premiums to be collected from policyholders. This method uses best estimate assumptions for mortality, morbidity, expected investment yields, surrenders and expenses at the policy inception date, which remain locked-in thereafter. The aggregate policy reserves are adjusted for a provision of adverse deviation, which is used to provide a margin for fluctuation and uncertainty inherent in the assumption setting process.

The aggregate policy reserves for traditional participating life insurance products are computed in accordance with SFAS 120 using the net level premium method. This method uses best estimate assumptions for mortality, morbidity and interest rates that are guaranteed in the contract or are used in determining the dividends.

The aggregate policy reserves for universal-life type and investment contracts in accordance with SFAS 97 are equal to the account balances of such policies, which represents premiums received and investment return credited to these policies less deductions for mortality costs and expense charges allocated to these policies.

Current and historical client data, as well as industry data, are used to determine these assumptions. Assumptions for interest reflect expected earnings on assets, which back the future policyholder benefits. The information used by our qualified actuaries in setting such assumptions includes, but is not limited to, pricing assumptions, available experience studies, profitability analysis.

Loan Loss Allowances

Impaired loans represent loans for which, based upon current information and events, it is probable that the Allianz Group will not be able to collect all interest and principal amounts that are due in accordance with the contractual terms of the loan agreements.

The loan loss allowance represents management’s estimate of probable losses that have occurred in the loan portfolio and other lending-related commitments as of the date of the consolidated balance sheet. The loan loss allowance is reported as a reduction of loans and advances to banks and customers and the provisions for guarantees, loan commitments and other obligations which are included in other liabilities.

All significant counterparty relationships are reviewed periodically in order to determine the appropriate level of the loan loss allowance. A specific allowance is established to provide for specifically identified counterparty risks. Specific allowances are established for impaired loans based on the excess of the carrying amount of the impaired loan as compared to its recoverable amount. The recoverable amount of the impaired loan is determined based on the present value of expected future cash flows. If foreclosure is probable, the recoverable amount is the fair value of the collateral. If the amount of the impairment subsequently increases or decreases due to an event occurring after the initial measurement of impairment, a change in the allowance is recognized in earnings by a charge or a credit to the loan loss provisions.

A country risk allowance is established for transfer risk. Transfer risk is a measure of the ability of a borrower that is domiciled in a certain country to fulfil its loan obligations, including servicing of interest and principal payments, in light of the economic or political situation prevailing in that country. Country risk allowances are based on a country risk rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile.

A general allowance is established to provide for incurred but unidentified losses that are inherent in the loan portfolio as of the date of the consolidated balance sheet. General allowances are established for loans not specifically identified as impaired. The amount of the allowance is based on historical loss experience and management’s evaluation of the loan portfolio under current circumstances and economic conditions.

Loans are charged-off when, based on management’s judgment, all economically sensible means of recovery have been exhausted. At the point of charge-off, the loan as well as any specific allowance associated with the loan must be removed from the consolidated balance sheet or a charge may be recorded to directly charge-off the loan. A charge-off may be full or partial. Subsequent to a charge-off, recoveries, if any, are recognized in the consolidated income statement as a credit to the loan loss provisions.

The loan loss provisions, which are recognized in the consolidated income statement, is the amount necessary to adjust the loan loss allowance to a level determined through the process described above.

Fair Values of Financial Assets and Liabilities

A significant portion of our assets and liabilities is recorded at fair value, including trading assets and liabilities, and securities available-for-sale. Fair value determinations for financial assets and liabilities are based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable, fair value is based on either internal valuation models or management’s estimate of amounts that could be realized under current market conditions. Fair values of certain financial instruments, including over-the-counter (OTC) derivative instruments, are determined using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could lead to different estimates of fair value.

Impairments of Available-for-Sale Securities

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

Fixed Income Securities

Fixed income securities classified as available-for-sale are carried at fair value. We record an impairment on a fixed income security if a decline in the fair value of a fixed income security is other-than-temporary. Objective evidence that decline in the fair value of a fixed income security is other-than-temporary or uncollectible includes information that comes to the attention of the Allianz Group regarding:

•	significant financial difficulty of the issuer;

•	an actual breach of contract, such as a default or delinquency in interest or principal payments;

•	granting by the lender to the borrower, for economic or legal reasons relating to the borrower’s financial difficulty, of a concession that the lender would not otherwise consider;

•	a high probability of bankruptcy or other financial reorganization of the issuer;

•	recognition of an impairment loss on that asset in a prior financial reporting period;

•	the disappearance of an active market for that financial asset due to financial difficulties; or

•	a historical pattern of collections of accounts receivable that indicates that the entire face amount of a portfolio of accounts receivable will not be collected.

However, the disappearance of an active market because an issuer’s securities are no longer publicly traded is not evidence of impairment. A downgrade of an issuer’s credit rating is not, of itself, evidence of impairment, though it may be evidence of impairment when considered with other available information.

Additionally, if no positive intention or ability of Allianz Group’s management to hold a security through the anticipated recovery period exists, an impairment is recorded. The Allianz Group analyzes all fixed income securities whose recoverable amount has been permanently for more than 6 months by more than 20% below amortized cost. In such instances, additional subjective criteria for diminution in value are taken into account, including:

•	significant downgrade (already occurred or imminent) by one or several rating agencies;

•	accumulation of defaults within a certain industry or geographic region;

•	change in recommendations of investment advisors of market analysts.

Generally, we do not consider fixed income instruments impaired if the decline in value is caused solely by changes in interest rates or exchange rate movements.

Equity Securities

Equity securities classified as securities available-for-sale are carried at fair value. We record an impairment on an equity security if a decline in the fair value of an equity security is other-than-temporary. An impairment is required to be recorded on our equity securities if we determine that one or more of the following objective criteria applies:

•	significant financial difficulty of the issuer;

•	a high probability of bankruptcy or other financial reorganization of the issuer;

•	the disappearance of an active market for the financial asset due to financial difficulties;

•	discontinuation of the basis for business or of a substantial part of the basis for business for technological, economic or legal reasons; or

•	no existing intention or ability of Allianz Group’s management to hold the security through the anticipated recovery period.

If one or more of the following indicators applies to an equity security, the Allianz Group subjects the equity security to a further in-depth review:

•	deterioration in recommendations of investment advisors or market analysts;

•	issuer’s industry or region is in a sustained recession, which is also reflected in the respective stock indices;

•	decline in the issuer’s price-to earnings (P/E) ratio;

•	losses recently incurred by the issuer;

•	change in the issuer’s dividend policy; or

•	specific events which impact the business operations of the issuer.

In addition, the Allianz Group generally considers a decline in fair value to be other-than-temporary if the fair value has been below the weighted-average cost by more than 20% for more than six months. Further, the Allianz Group generally considers a decline in fair value to be other-than-temporary if the fair value has been below the weighted-average cost by more than 12 months or if the fair value is below the weighted-average cost by more than 80%.

Impairments of Held-to-Maturity Securities

The fair value of individual securities held-to-maturity may fall temporarily below their carrying value, but, provided there is no risk resulting from changes in financial standing, an impairment is recorded for such securities.

For a discussion of impairment charges taken in 2004, see “—Investment Portfolio Impairments and Unrealized Losses” and “Key Information—Risk Factors—Market risks could impair the value of our portfolio and adversely impact our financial position and results of operations.”

Goodwill

Goodwill is tested for impairment on an annual basis on October 1, or more frequently if there are any indications that goodwill related to a cash generating unit may be impaired. If such indications exist, the recoverable amount of the cash generating unit will be determined. An impairment loss will be recorded if the carrying amount of the cash generating unit, including goodwill, exceeds the recoverable amount determined.

The recoverable amount of a cash generating unit is determined using net selling price, if available, or value in use, whichever is higher. Net selling price of the cash generating unit is determined based on various factors, including quoted market prices, current share values in the market place for similar publicly traded entities, and recent sale transactions of similar entities or businesses in the market place. Value in use is determined using the present value of estimated future cash flows expected to be generated from or used by the cash generating unit. The estimated future cash flows are based on best estimate assumptions, such as revenue and expense projections, growth rate, interest rates and investment yields, and inflation rate.

Indications that goodwill related to a cash generating unit may be impaired include events or changes in circumstances that may have a significant negative impact on the operations of the cash generating unit, or material adverse changes in the assumptions used in determining its recoverable amount.

In 2003, we recorded an impairment on goodwill of €224 million relating to our Korean life insurance subsidiary, Allianz Life Insurance Company Ltd., Seoul, as a result of the effects of persistently low interest rates in the capital markets and the overall unsatisfactory earnings performance of the company. We did not record any impairment on goodwill in 2004 and 2002. For further information, see Note 6 to our Consolidated Financial Statements.

For further information see “Key Information—Risk Factors—Market and other factors could adversely affect goodwill, deferred policy acquisition costs and deferred tax assets; our deferred tax assets are also potentially impacted by changes in tax legislation.”

Deferred Policy Acquisition Costs

Deferred policy acquisition costs generally consist of commissions, underwriting expenses and policy issuance costs, which vary with and are directly related to the acquisition and renewal of insurance contracts. Such acquisition costs are deferred, to the extent they are recoverable, and are amortized over the life of the related contracts.

Deferred policy acquisition costs for short-duration insurance contracts, such as property-casualty insurance contracts, are amortized over the periods in which the related premiums are earned.

Deferred policy acquisition costs for long-duration insurance contracts, such as traditional life insurance and health insurance products, are amortized over the premium paying period of the related policies in proportion to the earned premium using assumptions consistent with those used in computing the aggregate policy reserves. This method uses best estimate assumptions for mortality, morbidity, expected investment yields, surrenders and expenses at the policy inception date, and remain locked-in thereafter.

Deferred policy acquisition costs for traditional participating traditional insurance products are amortized over the expected life of the contracts in proportion to estimated gross margins (or “EGMs”) based upon historical and anticipated future experience, which is determined on a best estimate basis and evaluated regularly. The present value of EGMs is computed using the expected investment yield. EGMs include premiums, investment income including realized gains and losses, insurance benefits, administration costs, changes in the aggregate policy reserves and policyholder dividends. The effect of changes in EGMs, or true-up of deferred policy acquisition costs relating to such policies, are recognized in the period revised.

Deferred policy acquisition costs for universal life-type and investment contracts are amortized over the expected life of the contracts in proportion to estimated gross profits (EGPs) based upon historical and anticipated future experience, which is determined on a best estimate basis and evaluated regularly. The present value of EGPs is computed using the interest that accrues to the policyholders, or the contract rate. EGPs include margins from mortality, administration, investment income including realized gains and losses and surrender charges. The effects of changes in EGPs, or true-up of deferred policy acquisition costs relating to such policies, are recognized in period revised.

Loss recognition analysis is performed by line of business, in accordance with our manner of acquiring, servicing and measuring the profitability of our insurance contracts. Net unearned premiums are tested to determine whether they are sufficient to cover related expected claims, loss adjustment expenses, policyholder dividends, commission, amortization and maintenance expenses. If there is a premium deficiency, the deferred policy acquisition cost is written down by the amount of the deficiency. If after writing down all of the deferred policy acquisition cost asset for a line of business and a premium deficiency still exists, a premium deficiency reserve is recorded to provide for the deficiency in excess of the deferred policy acquisition cost asset written down.

For further information see “Key Information—Risk Factors—Market and other factors could adversely affect the levels of goodwill, deferred policy acquisition costs and deferred tax assets; our deferred tax assets are also potentially impacted by changes in tax legislation.”

Deferred Taxes

Deferred taxes are recognized on temporary differences between the tax bases and the carrying amounts of assets and liabilities in the Allianz Group’s IFRS consolidated balance sheet and tax losses carried forward as of the balance sheet date. Deferred taxes are calculated based on the current income tax rates enacted in the respective country. Changes in tax rates that have already been substantially adopted prior to or as of the date of the consolidated balance sheet are taken into consideration.

Deferred tax assets are recognized if sufficient future taxable income, including income from the reversal of existing taxable temporary differences and available tax planning strategies, are available for realization. The realization of deferred tax assets on temporary differences depends on the generation of sufficient taxable profits in the period in which the underlying asset or liability is recovered or settled. The realization of deferred tax assets on tax losses carried forward requires that sufficient taxable profits are available prior to the expiration of such tax losses carried forward. As of each balance sheet date, management evaluates the recoverability of deferred tax assets, whereby projected future taxable profits and tax planning strategies are considered. If management considers it is more likely than not that all or portion of a deferred tax asset will not be realized, a corresponding valuation allowance is taken.

The accounting estimates related to the valuation allowance are based on management’s judgment and currently available information, primarily with regards to projected taxable profits. Assumptions about matters which are uncertain and partly beyond management’s control are taken into account. Furthermore, these assumptions may change from period to period.

For further information “Key Information—Risk Factors—Market and other factors could adversely affect the levels of goodwill, deferred policy acquisition costs and deferred tax assets; our deferred tax assets are also potentially impacted by changes in tax legislation.”

Pension and Similar Reserves

The Allianz Group has a number of defined benefit pension plans covering a significant number of its domestic and international employees, and in Germany, agents too. The calculation of the expense and liability associated with these plans requires an extensive use of assumptions, which include the discount rate, expected rate of return on plan assets, rate of long-term compensation increase, post-retirement pension increase and mortality tables as determined by the Allianz Group. Management determines these assumptions based upon currently available market and industry data and historical performance of the plans and their assets. The actuarial assumptions used by the Allianz Group may differ materially from actual experience, due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. Any such differences could have a significant impact on the amount of pension expense recorded in future years.

We are required to estimate the expected rate of return on plan assets, which is then used to compute pension cost recorded in the consolidated statements of income. Estimating future returns on plan assets is particularly subjective since the estimate requires an assessment of possible future market returns based on the plan asset mix and observed historical returns. In 2004, we adjusted the weighted average expected rate of return to 6.4% from 6.6 in 2003.

Changes to Accounting and Valuation Policies

See Note 3 to our consolidated financial statements.

Economic Environment

Despite continued uncertainties, the world economic growth trend helped our business.

2004 was a year marked by strong economic growth as world economic growth increased by almost 4%, while at the same time global trade grew by approximately 10%. Even Germany reached the end of its phase of several years’ stagnation and expanded by 1.6%. Nonetheless, 2004 was still not a year for great optimism. Persistent uncertainties remained present, particularly with respect to tensions in the Middle East, the full impact of which was felt worldwide in the form of high oil prices.

Uncertainties persisted

Although economic development in 2004 was very good in retrospect, this positive outcome was uncertain in the course of the year itself. Circumstances continually made it doubtful whether the positive economic situation was durable. In particular, the weak labor market data in all industrialized countries and the increasing U.S. balance of payments deficit urged caution, as did highly fluctuating exchange rates and the fact that the relative value of the U.S. dollar fell continually against other leading currencies. Additional uncertainty, especially in the second half of the year, was further caused by rising commodity prices and the concern that China’s strong growth would overstrain its economy.

This good overall economic trend encouraged significant company consolidation activities in most industrial countries. However, many companies remained heavily indebted, which negatively affected their readiness to invest or hire new employees. Uncertainty in Germany regarding the continued progress of the political reform process represented a particular burden, resulting in companies and individuals postponing planned consumption and investment. Consequently, domestic demand was lower than expected. Germany nonetheless managed to reverse its economic stagnation of previous years and achieve growth, albeit at a level below the average for the Euro zone. This improvement in Germany resulted primarily due to the substantial increase in foreign trade that more than compensated for the country’s domestic deficits.

Average GDP growth in the EU member states was, however, relatively modest compared to other major economies or regions. At just under an average of 2%, the EU member states trailed behind Japan (2.6%) and the United States (4.4%). Thanks to its economic strength, the United States was the driving force of the world economy in 2004. The climate of growth was more pronounced in Asia, which, powered by 9.5% GDP growth in China, raised its economic strength by 7.3%. Central and Eastern Europe and Latin America also developed more dynamically than the EU average, with expansion rates of 5.6% and 5.4%, respectively.

Real GDP growth

in %

Property and Casualty Insurers

The positive economic climate also supported growth of premiums written in the property and casualty insurance business. Many insurers continued their previous year’s practice of generating high profits from a deliberately risky underwriting and pricing policy. In some markets, this was only partially successful because intense competition forced market participants to retrench. Premium growth in the EU developed similarly to 2003, although growth was greater in new EU member states than in the economies of the 15 previously existing states. In Asia, the economies of China and India grew rapidly, but the largest insurance market of the region, Japan, recorded no growth. Thanks to a claims trend with few catastrophic events and continued cost discipline, property-casualty insurers generally succeeded in further improving their combined ratio. However, not all companies benefited from this trend, especially those companies particularly affected by the severe natural disasters of 2004. Hurricanes in the Caribbean and the south-east coasts of the United States in the autumn of 2004, earthquakes and typhoons in Japan, and the tsunami in the Indian Ocean in December 2004 caused devastating economic damage, which resulted overall in claims expenses for natural disasters at a level not seen in the property-casualty insurance business for the past 30 years.

As in 2003, the automobile insurance business, by far the largest and most important line in property and casualty insurance, continued to develop variedly from market to market in 2004. A major factor affecting this business line is new vehicle registrations. As registrations increased only marginally in Germany, automobile insurance premium income in this market remained at the same level as in 2003, while in Spain a rapid increase in new registrations resulted in a strong improvement in premiums. The following chart shows this development in the Allianz’s most important markets.

New car registrations

Change over previous year in %

Life and Health Insurance

Most industrialized countries, and a large number of countries on their way to industrialization, will have to restructure their pensions systems, as increased life expectancy and low or falling birth rates will in time render contribution-based systems unsustainable. As the number of contributors continues to decline, that of the beneficiaries increases further, as does the period for which a pension is received. These trends are irreversible and so far-reaching that there is no long-term prospect to support these systems through additional financing from tax revenues. Consequently, they need to be supplemented, or even completely replaced, by capital-financed pensions. This means that the significance of company and private pensions will increase now and in the future. In this context, life insurance policies, which generally offer guarantees, are and will continue to be in high demand. Profits of life insurers benefited in 2004 from the improved stability on the financial markets.

Overall, life insurance businesses grew rapidly in 2004. In Germany, the new fiscal treatment of life insurance benefits as from January 1, 2005, triggered a rapid increase in business in the last quarter of the reporting year. As a result, a large number of customers choose to take advantage of the tax-free payment by purchasing policies prior to the end of the year, thus generating rapid growth in our business in this quarter for the numerous providers, whose premiums rose by approximately 12%. Life insurance also grew in countries without any such exceptional conditions, for example in France, Italy, Spain, Poland and the Czech Republic.

The changes in the age distribution of society have affected the health insurance business as significantly as it has affected contribution-based pensions systems. Consequently, countries such as Germany, France and the Netherlands are about to initiate reforms to their health systems. The related political debate and divergent opinions on how a reform should affect statutory health insurance have disaffected the German public and given private providers—as in 2003—a substantial increase of almost 7% in gross premiums written, even though the higher mandatory insurance limit meant that fewer insured persons than in previous years changed to private providers. Private health insurance premium income also grew rapidly in France and Spain. In France, however, this was due to the increase in health care costs.

Asset Management

The inclination and the need to deploy more private funds for pension provision also supported wealth creation by means of asset management products. This trend is international. It is particularly marked in Europe and the United States, where the generation born in the 1950s and 1960s, the “baby boomers”, are now reaching an age when those who have not done so already are now arranging pension provision with private capital. Consequently, they have to make full use of their remaining working years until retirement. The fund management industry benefits from this development as well as the life insurers. Asia is also becoming more important as a market for wealth creation products. One key regional market is China, where the former one-child policy will dramatically accentuate the future aging of society.

Moreover, the business of the fund management industry is affected by developments on the capital markets. This was reflected in 2004 by valuation fluctuations, which affected investor behavior. In the first half of the year, equity funds worldwide recorded comparatively high inflows. Weakening stock markets in the summer increased demand for fixed-income funds. Demand for money market funds decreased over the entire year. The stabilization of share prices in the last quarter gave equity funds another boost. On balance, the asset management industry in 2004 was marked by a fairly subdued inflow of funds and by the trend to reinvest more strongly in equity funds.

Banks

The banking sector continued its recovery in 2004. Profits improved in almost all significant markets. As a result of the stronger economic climate there were fewer insolvencies, which benefited the banking industry. Investment banks, particularly those in the United States, benefited from positive developments on the financial markets. Consolidation in the banking industry continued. In Germany, the need for consolidation is still particularly high, as cross-sector mergers remain uncommon. Loan processes were also changed in anticipation of new equity rules soon to take effect in Germany. This will change the modalities of company financing. Rating processes will play a more significant role for medium-sized enterprises as well, since loans are being increasingly priced on a risk-adequate basis. At the same time, banks are reducing risks in their business portfolios by using derivatives as hedges against loan losses, and are attempting to upgrade profitability by restructuring. These initiatives are by now well advanced, so banks are free again to concentrate their focus on raising operating profits and, most importantly, devote themselves to their private customers.

Capital markets

Stock markets

The major stock indices remained relatively unchanged until the third quarter of 2004, although they followed an upwards trend at the end of 2003. The strains caused by the rise in oil prices and uncertainties due to the heavy fluctuations in the exchange rate between the euro and the U.S. dollar were so significant that the positive trend in corporate profits was insufficient to maintain the momentum of 2003. Values on stock exchanges did not rise again until the end of the year. The German DAX index fluctuated between 3,600 and 4,000 points before surpassing the 4,000-point threshold in the last quarter, where it remained. The pattern of the U.S. Standard & Poors Index (S&P 500) was similar. Initially the curve seemed to fluctuate in a narrow corridor between 1,060 and 1,100 points, before finally increasing towards 1,200 points. The performance of the stock markets over the year as a whole was correspondingly mediocre. The DAX rose by 6% and the S&P 500 by 9%.

Stock market performance 2004

December 31, 2003 = 100

Bond markets

The oil price development, the change in direction in U.S. interest rates and persistent general concerns about the economic climate determined the government bond markets in 2004. Between April and June, yields on ten-year government bonds rose by 60 basis points in Germany and 120 basis points in the United States. Yields dropped noticeably in the middle of year when worries about inflation were compounded with concerns that the rising oil price would prevent any economic improvement. At the end of the year, interest rates evolved differently in Europe than in the United States: yields increased in the United States, but dropped further in Europe. Since the U.S. dollar weakened considerably against the euro in tandem with this development, there is much to suggest that institutional investors and a number of central banks were converting large proportions of their portfolios from U.S. dollars to Euro-denominated securities. Overall, yields on European bond markets by the end of the year had fallen to below the level of the beginning of the year; yields on fixed-interest securities on U.S. markets were approximately similar at the beginning and the end of 2003.

Performance of fixed-income indices 2004

December 31, 2003 = 100

Currencies

During 2004, the euro appreciated substantially against the U.S. dollar, reaching a temporary peak of U.S.$ 1.36 as the dominant EU currency. This exchange rate pattern showed that private investors were concerned whether the balance of payments deficits and extremely expansionist monetary and fiscal policy in the United States were sustainable in the long term. The trend was accentuated by the impression given by representatives of the U.S. administration and the U.S. Federal Reserve that they were not adversely disposed to a further drop in the value of the U.S. dollar. Unlike 2003, the appreciation of the euro was confined solely to its relationship with the U.S. dollar. Against other currencies the value of the euro was virtually unchanged or fell, particularly against Eastern European currencies. As in the previous year, pound sterling was worth €0.70 and the Swiss franc €1.45, corresponding to an appreciation of approximately 1% over the year. The Japanese yen fluctuated very slightly against the euro, with only negligible changes in value; it appreciated nonetheless against the U.S. dollar.

Development of foreign currencies relative to the euro

December 31, 2003 = 100

Recent Developments

Events after the balance sheet date

On January 12, 2005, Regina Verwaltungsgesellschaft, comprising the Allianz Group, Munich Re and Commerzbank, sold its 24.2% shareholdings of MAN at €29 per share, totaling approximately €1 billion, to institutional investors primarily within Germany and the United Kingdom.

On January 27, 2005, AGF issued €400 million of perpetual deeply subordinated notes targeted at French and Belgian investors. The notes pay an annual coupon of 4.625%, corresponding to a spread of 107.2 basis points vs Bund.

On January 28, 2005, the Allianz Group successfully completed its “All-in-one” capital market transactions. The All-in-one capital market transactions (1) reduced the Allianz Group’s equity gearing; (2) helped to deleverage the Allianz Group; and (3) helped Dresdner Bank to further reduce its non-strategic asset portfolio.

•	Reduction of equity gearing: In order to further reduce its exposure to equities, the Allianz Group issued a three-year index linked exchangeable bond of €1.2 billion. The redemption value of this security, BITES (or “Basket Index Tracking Equity-linked Securities”), is linked to the performance of the DAX Index and was issued at a DAX-reference level of 4,205.115. During the three-year term of this instrument, the Allianz Group may choose to redeem the bond with shares of BMW AG, Munich Re or Siemens AG. Investors will receive an annual outperformance premium of 0.75% on the prevailing future DAX level and a repayment premium of 1.75%, based on the DAX level at redemption. The BITES were placed with international institutional investors through JPMorgan.

•	Deleveraging from rating perspective: The Allianz Group refinanced part of its 2005 €2.7 billion maturing bonds through the issuance of a subordinated bond in the amount of €1.4 billion. The subordinated bond, which bears a coupon of 4.375% for the first twelve years, was issued at a price of 98.923%, yielding 4.493% p.a. While this is a perpetual bond, it is callable by Allianz AG for the first time in 2017. Attached to the bond is 11.2 million warrants on Allianz AG shares with a maturity of three years. The bond ex-warrants were placed with institutional investors through Dresdner Kleinwort Wasserstein.

•	Reduction of non-strategic assets by Dresdner Bank: Dresdner Bank accomplished a further step in its strategy of reducing its non-strategic equity holdings. Dresdner Bank sold 17,155,008 Allianz AG shares at €88.75 per share to investment bank JPMorgan. JPMorgan placed these shares in the market in the form of a Mandatory Exchangeable. This structure enabled the Allianz Group to benefit from a portion of Allianz AG’s future share price appreciation.

On March 15, 2005, AGF sold its 22.3% stake in Gecina to the Spanish property company Metrovacesa for €89.75 per share, amounting to €1,240 million payable on December 30, 2005.

On March 24, 2005, Dresdner Bank signed an agreement to sell 155 private equity investments from its IRU division to American International Group Inc. (or “AIG”) for €460 million. The investments will be transferred to AIG in several tranches over an estimated closing period of up to six months.

Introduction

The following discussion is based on our audited consolidated financial statements and should be read in conjunction with those statements. We evaluate the results of our Property-Casualty, Life/Health insurance, Banking and Asset Management segments using a financial performance measure we refer to herein as “operating profit”. We define our segment operating profit as earnings from ordinary activities before taxation, excluding, as applicable for each respective segment, either all or some of the following items: net capital gains and impairments on investments, net trading income, intra-Allianz Group dividends and profit transfer, interest expense on external debt, restructuring charges, other non-operating income/(expense), acquisition related expenses and amortization of goodwill.

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of operating results enhances the understanding and comparability of the performance of our operating segments by highlighting net income attributable to ongoing segment operations and the underlying profitability of our businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments on investment securities, as these are largely dependent on market cycles or issuer specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at our discretion. Operating profit is not a substitute for earnings from ordinary activities before taxation or net income as determined in accordance with IFRS. Our definition of operating profit may differ from similar measures used by other companies, and may change over time. For further information on operating profit, as well as the particular reconciling items between operating profit and net income, see Note 5 to the Consolidated Financial Statements.

In the following discussion, we analyze the Allianz Group’s consolidated results of operations for the year ended December 31, 2004 as compared to December 31, 2003 using operating profit and net income as the relevant performance measures, as permitted under IFRS and as presented in our German annual report for the year 2004. We discuss and analyze the Allianz Group’s consolidated results of operations for the year ended December 31, 2003 as compared to December 31, 2002 using, as in prior years, net income as the relevant performance measure.

Executive Summary

In 2004, we increased our operating profit by 68.6%.

•	In 2004, we successfully continued the execution of our “3+One” program. 2004 was a year of carefully managed growth. We were successful in increasing our total revenues by €3.1 billion, particularly in our Life/Health segment. In our Property-Casualty segment, we focused on profitability and were willing to forego business opportunities which did not offer a reasonable relation between risk and return. Banking operating revenues were stable. We were also successful in attaining growth in our operating revenues from our Asset Management operations.

•	2004 was also a year of continued operational discipline to strengthen our earnings power, thereby achieving a significant improvement in our operating profit by €2.8 billion to €6.9 billion.

•	The quality of earnings also improved. Driven by strong operating profit, our net income rose to €2.2 billion despite a much lower contribution from non-operating investment results and significantly higher expenses for taxes and minority interests.

•	Shareholders’ equity increased by €2.2 billion to €30.8 billion, further strengthening our capital base.

Allianz Group’s Consolidated Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The execution of our “3+One” program resulted in a year of continued earnings growth. We were successful in increasing our operating profit by €2.8 billion to €6.9 billion and our net income reached €2.2 billion (2003: €1.9 billion).

2004 was a year of carefully managed growth, increasing our total revenues by €3.1 billion, or 3.3%, to €96.9 billion. Excluding effects from foreign currency translation and changes in scope of consolidation (or “internal growth”), our total revenues increased by 6.0%.

Property-Casualty Gross written premiums remained fairly constant with growth of 0.8%, as we sought opportunities that offered a profitable correlation between premium rates and risks and were willing to forego premium growth in certain markets where this objective could not be achieved.

Life/Health and Asset Management Our two segments focusing on the promising pension and wealth accumulation market experienced increases in statutory premiums and operating revenues of 6.8% and 3.1%, respectively.

Banking Operating revenues stabilized with internal growth of 0.3%, experiencing only a 4.0% decline despite a reduced portfolio of interest-bearing assets. However, both net fee and commission income and net trading income increased 5.8% and 1.1%, respectively.

Operating profit

in € mn

2004 was also a year of continued operational discipline, which resulted in a significant improvement of operating profit by €2.8 billion to €6.9 billion.

Property-Casualty We managed to reduce our combined ratio by 4.1 percentage points to 92.9% in 2004 (2003: 97.0%) as a result of our disciplined underwriting and pricing practices, as well as stringent expense control. This positive development increased operating profit to €4.0 billion in 2004 (2003: €2.4 billion).

Life/Health Our statutory premiums increased to €45.2 billion in 2004, a 6.8% increase from 2003. Additionally, our administrative expenses were reduced by 2.8% to €1.3 billion in 2004 as compared to 2003.

Banking Administrative expenses and net loan loss provisions were reduced significantly by 9.4% and 66.1%, respectively. As a consequence, our banking segment reported operating profit of €603 million in 2004 (2003: operating loss of €369 million).

Asset Management We succeeded in reducing our cost-income ratio by a further 4.3 percentage points to 62.9% in 2004 (2003: 67.2%), primarily as a result of increased operating revenues and a reduction in operating expenses. These positive developments led to an operating profit of €856 million in 2004 (2003: €733 million).

Our strengthened earnings power was also reflected in our consolidated net income, which rose by more than €300 million to €2.2 billion in 2004 (2003: €1.9 billion). Net capital gains, including non-operating trading income, and impairments on investments decreased by €1.6 billion to €1.3 billion in 2004, largely attributable to significant realized gains on reductions of certain shareholdings in 2003. These gains in 2003 were partly offset by charges of €1.3 billion relating to derivatives used for hedging of our equity portfolio. Restructuring charges fell 67.3% to €292 million in 2004 (2003: €892 million), of which Dresdner Bank accounted for 99.3% (2003: 94.2%). Interest expense on external debt remained fairly constant, amounting to €863 million in 2004 (2003: €831 million). These developments resulted in earnings before taxes and minorities of €5.2 billion (2003: €2.9 billion). Our consolidated tax expense increased by €1.6 billion to €1.7 billion in 2004, largely as a consequence of the significantly reduced level of tax-exempt capital gains, representing an overall effective income tax rate of 32.6% (2003: 3.2%). Minority interests in earnings also increased to €1.3 billion in 2004 (2003: €825 million).

Overall, quality of earnings strongly improved in 2004. Operating profit increased significantly by €2.8 billion to €6.9 billion. Hence, despite a decrease in our non-operating result by €467 million and an increase of taxes and minority interests in earnings of €2.0 billion, our net income increased by 16.4% to €2.2 billion in 2004.

Basic earnings per share

in €

The following table sets forth the total revenues, operating profit and IFRS net income for each of our business segments for the years 2004 and 2003, as well as IFRS consolidated net income of the Allianz Group.

Years ended December 31	Property- Casualty	Life/Health	Banking	Asset Management	Consolidation adjustments	Total Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2004
Total revenues(1)	43,780	45,177	6,463	2,308	(836)	96,892
Operating profit	3,979	1,418	603	856	—	6,856

Earnings from ordinary activities before taxes	5,936	1,646	(81)	53	(2,371)	5,183
Taxes	(1,490)	(469)	286	(34)	(20)	(1,727)
Minority interests in earnings	(1,121)	(369)	(101)	(171)	505	(1,257)

Net income (loss)	3,325	808	104	(152)	(1,886)	2,199

2003
Total revenues(1)	43,420	42,319	6,731	2,238	(929)	93,779
Operating profit	2,437	1,265	(369)	733	—	4,066

Earnings from ordinary activities before taxes	5,729	856	(2,200)	(103)	(1,421)	2,861
Taxes	(641)	(583)	1,025	16	37	(146)
Minority interests in earnings	(407)	(235)	(104)	(183)	104	(825)

Net income (loss)	4,681	38	(1,279)	(270)	(1,280)	1,890

(1)	Total revenues comprise property-casualty segment’s gross premiums written, life/health segment’s statutory premiums, banking segment’s operating revenues, and asset management segment’s operating revenues.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The following table sets forth our consolidated income statements for the years 2003 and 2002:

	Year Ended December 31,
	2003	2002
	€ mn	€ mn
Premiums earned (net)	55,978	55,133
Interest and similar income	22,592	28,210
Income from associated enterprises and joint ventures	3,030	4,398
Other income from investments	10,002	9,355
Trading income	243	1,507
Fee and commission income, and income from service activities	6,060	6,102
Other income	3,750	2,971

Total income	101,655	107,676

Insurance benefits (net)	(50,432)	(49,789)
Interest and similar expenses	(6,561)	(10,651)
Other expenses for investments	(9,848)	(14,866)
Loan loss allowance	(1,027)	(2,241)
Acquisition costs and administrative expenses	(22,117)	(24,502)
Amortization of goodwill	(1,413)	(1,162)
Other expenses	(7,396)	(6,098)

Total expenses	(98,794)	(109,309)

Earnings from ordinary activities before taxation	2,861	(1,633)
Taxes	(146)	807
Minority interests in earnings	(825)	(670)

Net income	1,890	(1,496)

Our total income decreased by €6,021 million, or 5.6%, to €101,655 million in 2003 from €107,676 million in 2002, due primarily to decreased interest and similar income in our banking segment attributable to the deconsolidation of Deutsche Hyp in the second half of 2002 and the reduction of risk-weighted assets in 2003. Our earnings from ordinary activities before taxation increased by €4,494 million, or 375.2%, to €2,861 million in 2003 from a loss of €1,633 million in 2002. We had a consolidated tax expense of €146 million in 2003, representing an overall effective tax rate of 3.3%, compared to statutory rates for our primary German and other operating subsidiaries that ranged from 12.5% to 45.5% and averaged 31.3%. The low effective tax rate in 2003, as compared to the average statutory tax rate, was due primarily to tax exempted income and to the utilization of tax losses carried forward for which no deferred tax asset was recognized as well as due to the recognition of deferred tax assets on tax losses carried forward previously not recognized. In 2002, we had a consolidated tax benefit of €807 million, representing overall effective tax rate of negative 60.9%, compared to statutory rates for our primary German and other operating subsidiaries that ranged from 12.5% to 45.5% and averaged 32.6%. The consolidated tax benefit in 2002 was due primarily to tax exempted income.

Net income increased significantly by €3,386 million to €1,890 million in 2003, compared to a net loss of €1,496 million in 2002, reflecting primarily improvements in our property-casualty segment’s underwriting results, decreased net loan loss provisions in our banking segment and realized gains from the reductions in investments in associates. Our property-casualty insurance business was positively affected by a significant decrease in net claims, reflecting the comparative lower levels of natural catastrophes and other major claim events in 2003, as compared to 2002, which reflected the asbestos and environmental reserve-strengthening measures of Fireman’s Fund and severe flooding in Germany and Central and Eastern Europe in 2002. Net loan loss provisions in our banking segment decreased to €1,014 million in 2003 from €2,222 million in 2002, reflecting primarily optimized rating procedures and restructured loan portfolio and reduced defaults from large loan exposures. Total results from investments increased by €1,773 million, or 11.2%, to €17,583 million in 2003 from €15,810 million in 2002, due primarily to the recovery in the equity markets, offset in part by impairment writedowns on securities available-for-sale and decreased trading income. For additional information on our results from investments, see “—Asset Management Operations—Group’s Own Investments—Year Ended December 31, 2003 Compared to Year Ended December 31, 2002.” Impairments on securities available-for-sale totaled €4,412 million in 2003, as compared to €6,287 million in 2002, reflecting primarily the weak equity markets in the first quarter of 2003 as well as impairments relating to certain equity securities in the fourth quarter of 2003. Net trading income decreased by €1,264 million, 83.9%, to €243 million in 2003 from €1,507 million in 2002, reflecting primarily expenses of €1,359 million from derivative financial instruments used by our insurance operating entities which do not qualify for hedge accounting.

Allianz Group’s Consolidated Assets, Liabilities and Shareholders’ Equity

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

In 2004, we made further progress in protecting and strengthening our capital base. Our shareholders’ equity increased by €2.2 billion to €30.8 billion at December 31, 2004 (2003: €28.6 billion). This increase resulted from our strong net income for the year and increased net unrealized gains from our available-for-sale securities, driven by improved conditions in the bond and equity markets in 2004. These two factors more than offset the shareholders’ dividend of €551 million and negative effect from foreign currency translation of €840 million, primarily due to the declining U.S. dollar compared to the Euro.

Shareholders’ equity

in € mn

Total assets and liabilities increased in 2004 by €58.8 billion and €55.4 billion, respectively. These increases resulted primarily from increased trading assets from Dresdner Bank refinanced by trading liabilities and liabilities to banks. In addition, insurance reserves increased by €43.7 billion, or 14.0%, to €355.2 billion at December 31, 2004 (2003: €311.5 billion), mainly attributable to the growth of our universal-life type and investment contracts within our life/health segment. As a result of the increase in available-for-sale securities, investments grew by €24.5 billion to €319.6 billion in 2004.

The following table presents the Allianz Group’s consolidated balance sheets as of December 31:

	2004	2003
	€ mn	€ mn
ASSETS
Intangible assets	15,147	16,262
Investments in associated enterprises and joint ventures	5,832	6,442
Investments	319,552	295,067
Separate account assets	15,851	32,460
Loans and advances to banks	126,618	117,511
Loans and advances to customers	188,168	203,259
Trading assets	220,001	146,154
Cash and cash equivalents	15,628	25,528
Amounts ceded to reinsurers from insurance reserves	22,310	25,061
Deferred tax assets	13,809	14,364
Other assets	51,782	53,804

Total assets	994,698	935,912

	2004	2003
	€ mn	€ mn
EQUITY AND LIABILITIES
Shareholders’ equity	30,828	28,592
Minority interests in shareholers’ equity	9,531	8,367
Participation certificates and subordinated liabilities	13,230	12,230
Insurance reserves	355,195	311,471
Separate account liabilities	15,848	32,460
Liabilities to banks	191,354	178,316
Liabilities to customers	157,274	154,728
Certificated liabilities	57,771	63,338
Trading liabilities	102,141	84,835
Other accrued liabilities	13,168	13,908
Other liabilities	31,833	31,725
Deferred tax liabilities	14,486	13,509
Deferred income	2,039	2,433

Total equity and liabilities	994,698	935,912

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Total assets increased by €83,779 million, or 9.8%, to €935,912 million at December 31, 2003, from €852,133 million at December 31, 2002, primarily as a result of increased loans and advances to banks and customers and trading assets. Total loans and advances to banks and customers increased by €45,864 million, or 16.7%, to €320,770 million at December 31, 2003, from €274,906 million at December 31, 2002, due primarily to increased reverse repurchase transactions, which increased by €56,378 million to €154,441 million at December 31, 2003, more than offsetting reductions in the loan portfolios at Dresdner Bank. Group’s own investments decreased slightly by €500 million, or 0.1%, to €394,821 million at December 31, 2003, from €395,321 million at December 31, 2002. For additional information on Group’s own investments, see “—Asset Management Operations—Group’s Own Investments.”

Total liabilities increased by €76,861 million, or 9.3%, to €907,320 million at December 31, 2003, from €830,459 million at December 31, 2002, mainly attributable to increased liabilities to banks and customers and trading liabilities. Total liabilities to banks and customers increased €48,446 million, or 17.0%, to €333,044 million at December 31, 2003, from €284,598 million at December 31, 2002, due primarily to increased repurchase transactions, which increased by €29,303 million to €92,876 million at December 31, 2003. Insurance reserves increased by €5,708 million, or 1.9%, to €311,471 million at December 31, 2003, from €305,763 million at December 31, 2002, as a result of increase in our life/health insurance reserves, particularly in our unit-linked and variable annuity products. This increase was offset by decrease in our property-casualty insurance reserves. For additional information, see “Information on the Company—Property-Casualty Insurance Reserves.”

Our shareholders’ equity increased by 31.9% to €28,592 million at December 31, 2003 compared to €21,674 million at December 31, 2002. This increase resulted primarily from our capital increase in April 2003, which increased our shareholders’ equity by €4,562 million, the positive fair value valuation of our available-for-sale securities, attributable to the recovery in the equity markets from the second quarter of 2003, as well as the net income for the year. These more than offset negative currency translation differences of €1,699 million, mainly resulting from the negative exchange rate movement of the U.S. dollar as compared to the Euro during 2003.

Property-Casualty Insurance Operations

The following discussion is based on our audited consolidated financial statements and should be read in conjunction with those statements. We evaluate the results of our property-casualty insurance operations using a financial performance measure called “operating profit”. We define our property-casualty insurance segment operating profit as earnings from ordinary activities before taxation, excluding net capital gains and impairments on investments, net trading income, intra-Allianz Group dividends and profit transfer, interest expense on external debt and amortization of goodwill.

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of our property-casualty insurance operating results enhances the understanding and comparability of the performance of this segment by highlighting net income attributable to ongoing segment operations and the underlying profitability of our business. This measurement is of particular importance as operating profit more clearly reflects the results of our underwriting performance and is thus more indicative of the effectiveness of our underwriting policies and rating practices. Operating profit is not a substitute for earnings from ordinary activities before taxation or net income as determined in accordance with IFRS. Our definition of operating profit may differ from similar measures used by other companies, and may change over time. For further information on operating profit, as well as the particular reconciling items between operating profit and net income, see also Note 5 to our Consolidated Financial Statements.

In the following discussion, we analyze the results of operations of our property-casualty segment for the year ended December 31, 2004 as compared to December 31, 2003 using operating profit and net income as the relevant performance measures, as permitted under IFRS and as presented in our German annual report for the year 2004. We discuss and analyze the results of operations for our property-casualty segment for the year ended December 31, 2003 as compared to December 31, 2002 using, as in prior years, net income as the relevant performance measure.

We continued to focus on profitable growth and reduced our combined ratio to 92.9%.

•	In property-casualty insurance, we continued to focus on profitable growth through selectively increasing our business volume where risk-adequate premiums could be attained. Overall, our gross premiums written increased by 0.8% to €43.8 billion in 2004. Our property-casualty gross premiums written, based on internal growth, grew by 2.1% in 2004.

•	We succeeded in reducing our combined ratio by a further 4.1 percentage points to 92.9% in 2004. Net current income from investments rose by €507 million to €3.1 billion in 2004. As a result, operating profit increased significantly by 63.3% to €4.0 billion in 2004.

•	Non-operating results decreased by 40.6% in 2004 as compared to 2003, which included significant net realized gains from the sale of investments.

•	As a result of higher tax charges due to our improved operating profitability, net income decreased from €4.7 million in 2003 to €3.3 billion in 2004.

Results of Operations

Years Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written in 2004 by region1)

in %

(1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Gross premiums written

Our property-casualty insurance segment’s gross premiums written in 2004 increased by €360 million, or 0.8%, to €43,780 million from €43,420 million in 2003. Based on internal growth, gross premiums written increased by 2.1%. This increase was specifically due to rate increases, particularly in Germany, Italy, and Switzerland, and to growth in new business, particularly in Central and Eastern Europe, Australia and Spain. The increase was offset in part by the effects of a more selective underwriting policy and portfolio review measures, particularly in France. These achievements reflect our strategy of selective growth which we have pursued in our property-casualty segment in 2004. While we continue to strive for profitable growth, we are willing to forego sales growth.

Operating profit

in € mn

Operating profit

Our property-casualty insurance segment’s operating profit improved significantly with an increase of 63.3% to €3,979 million in 2004 from €2,437 million in 2003, mainly reflecting an improved underwriting result. Our loss ratio, which decreased for the third consecutive year, declined by 3.8 percentage points to 67.7% in 2004 as compared to 2003, driven primarily by our disciplined underwriting and pricing practices. We believe this improvement was positive in light of losses arising from natural catastrophe claims in 2004. As a result of our risk management system, we recorded only €216 million of net losses in connection with claims arising from the hurricanes which struck the South-Eastern United States in August and September 2004, which was low in comparison to our market share in the United States. Net losses in connection with the tsunamis which struck South Asia in late December 2004 amounted to 22 million. Our expense ratio also continued to decrease from 25.5% in 2003 to 25.2% in 2004. Overall, our combined ratio improved by 4.1 percentage points to 92.9% in 2004 as compared to 97.0% in 2003.

Net income

Net capital gains and impairments on investments decreased by €4,033 million to €1,287 million in 2004 as compared to €5,320 million in 2003, primarily as a result of significant realized gains in connection with the sale of certain shareholdings in 2003. Net trading income/(expense) improved significantly to a loss of €49 million in 2004 as compared to a loss of €1,490 million in 2003, which reflected losses in the first half of 2003 relating to the use of certain derivative financial instruments to hedge our equity exposure. Intra-group dividends and profit transfer and interest expense on external debt were €1,963 million and €863 million in 2004 as compared to €676 million and €831 million in 2003, respectively. The increase in intra-Allianz Group dividends and profit transfer reflected higher dividend payouts by our subsidiaries, particularly in France and the United States, attributable to significantly improved operating profitability in 2004. The intra-Allianz Group dividends and profit transfer were eliminated at the Allianz Group level. Due to improved operating profitability, tax expense increased by €849 million to €1,490 million in 2004. Similarly, minority interests in earnings increased by €714 million to €1,121 million in 2004. Overall, net income declined by €1,356 million to €3,325 million in 2004.

The following table sets forth our property-casualty insurance segment’s income statement and key operating ratios for the years 2004 and 2003:

Years ended December 31	2004	2003
	€ mn	€ mn
Gross premiums written	43,780	43,420
Premiums earned (net)(1)	38,193	37,277
Current income from investments (net)(2)	3,101	2,594
Insurance benefits (net)(3)	(26,661)	(27,319)
Net acquisition costs and administrative expenses(4)	(9,630)	(9,511)
Other operating income/(expenses)(net)	(1,024)	(604)

Operating profit	3,979	2,437

Net capital gains and impairments on investments(5)	1,287	5,320 (6)
Net trading income/(expenses)(7)	(49)	(1,490)
Intra-group dividends and profit transfer	1,963	676
Interest expense on external debt	(863)	(831)
Amortization of goodwill	(381)	(383)

Earnings from ordinary activities before taxes	5,936	5,729

Taxes	(1,490)	(641)
Minority interests in earnings	(1,121)	(407)

Net income	3,325	4,681

(1)	Net of earned premiums ceded to reinsurers of €5,298 million (2003: €5,539 million).
(2)	Net of investment management expenses of €352 million (2003: €412 million) and interest expenses of €482 million (2003: €883 million).
(3)	Comprises net claims incurred of €25,867 million (2003: €26,659 million), changes in other net underwriting provisions of €470 million (2003: €326 million) and net expenses for premium refunds of €324 million (2003: €334 million). Net expenses for premium refunds were adjusted for income of €268 million (2003: expense of €396 million) related to policyholders’ participation of net capital gains and impairments on investments, as well as net trading income/(expense), that were excluded from the determination of operating profit.
(4)	Comprises net acquisition costs of €5,781 million (2003: €5,509 million) and administrative expenses of €3,849 million (2003: €4,002 million). Net acquisition costs and administrative expenses do not include expenses for the management of investments and, accordingly, do not reconcile to the acquisition costs and administrative expenses as presented in the consolidated financial statements.
(5)	Comprises net realized gains on investments of €1,482 million (2003: €6,449 million) and net impairments on investments of €195 million (2003: €1,129 million). These amounts are net of policyholders’ participation.
(6)	Includes significant net realized gains from sales of certain shareholdings. See “—Year Ended December 31, 2003 Compared to Year Ended December 31, 2002.”
(7)	Net trading income/(expenses) are net of policyholders’ participation.

Years ended December 31	2004	2003
	%	%
Loss ratio(1)	67.7	71.5
Expense ratio(2)	25.2	25.5

Combined ratio	92.9	97.0

(1)	Represents ratio of net claims incurred to net premiums earned.
(2)	Represents ratio of net acquisition costs and administrative expenses to net premiums earned.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The following table sets forth certain financial information for our property-casualty operations for the years 2003 and 2002:

	Year Ended December 31,
	2003	2002
	€ mn	€ mn
Gross premiums written	43,420	43,294
Premiums earned (net)(1)	37,277	36,458
Interest and similar income	4,190	4,473
Income from associated enterprises and joint ventures	3,611 (2)	8,494 (4)
Other income from investments	4,892 (3)	3,652
Trading income	(1,490)	207
Fee and commission income, and income from service activities	522	521
Other income	1,770	1,751

Total income	50,772	55,556

Insurance benefits (net)(5)	(26,923)	(28,932)
Interest and similar expenses	(1,667)	(1,564)
Other expenses for investments	(3,141)	(3,857)
Loan loss allowance	(10)	(7)
Acquisition costs and administrative expenses(6)	(9,972)	(10,521)
Amortization of goodwill	(383)	(370)
Other expenses	(2,947)	(2,999)

Total expenses	(45,043)	(48,250)

Earnings from ordinary activities before taxation	5,729	7,306
Taxes	(641)	495
Minority interests in earnings	(407)	(806)

Net income	4,681	6,995

Loss ratio(7)	71.5%	78.2%
Expense ratio(8)	25.5%	27.5%
Combined ratio	97.0%	105.7%

(1)	Net of earned premiums ceded to reinsurers of €5,539 million and €6,236 million in 2003 and 2002, respectively.
(2)	Includes realized gains of €2,839 million and €78 million from sales of Beiersdorf AG and Munich Re shares, respectively.
(3)	Includes realized gains of €858 million and €246 million from sales of Munich Re and Credit Lyonnais shares, respectively.
(4)	Includes realized gains of €1,886 million from sales of Munich Re shares and €713 million on the sale of a real estate subsidiary in Italy, as well as significant income from intercompany transactions, including realized gains of €3,332 million from the transfer of Munich Re shares from Allianz AG to Dresdner Bank and dividend income of €382 million from Dresdner Bank. The gains on these intercompany transactions were eliminated at the Allianz Group level.
(5)	Includes net claims incurred of €26,659 million and €28,502 million in 2003 and 2002, respectively.
(6)	Includes net acquisition costs and administrative expenses of €9,511 million and €10,015 million in 2003 and 2002, respectively. Net acquisition costs and administrative expenses do not include investment management expenses and, accordingly, do not reconcile to the acquisition costs and administrative expenses as presented in the consolidated financial statements.
(7)	Represents ratio of net claims incurred to net premiums earned.
(8)	Represents ratio of net acquisition costs and administrative expenses to net premiums earned.

Gross Premiums Written. Our gross premiums written from property-casualty operations in 2003 increased by €126 million, or 0.3%, to €43,420 million from €43,294 million in 2002. Eliminating the effect of exchange rate movements, which decreased 2003 gross premiums written by €1,690 million, and changes in the scope of consolidation, which increased 2003 gross premiums written by €166 million, gross premiums written increased by 4.0%. This increase was primarily as a result of rate increases, particularly in Germany, France, Spain and the United States, and growth in new business, particularly in Central and Eastern Europe. The increase was offset in part by a more selective underwriting policy and portfolio review measures, particularly in France, the United States and in our international industrial risks reinsurance business.

Premiums Earned (Net). On an Allianz Group-wide basis, property-casualty net premiums earned in 2003 and 2002 reflected earned premiums ceded to reinsurers of €5,539 million and €6,236 million, respectively. Net premiums earned increased by €819 million, or 2.2%, to €37,277 million in 2003 from €36,458 million in 2002, due primarily to the decrease in premium ceded to reinsurers, resulting from, among others, a decrease in proportional reinsurance coverage and an increase in non-proportional reinsurance coverage.

Trading Income. Trading income from our property-casualty operations decreased significantly by €1,697 million, to a loss of €1,490 million in 2003 from income of €207 million in 2002, due primarily to €1,351 million in losses in the first half of 2003 relating to the use of certain derivative financial instruments to hedge our equity exposure but do not qualify for hedge accounting. Gains or losses on such financial instruments arising from valuation at fair value are included in trading income while gains or losses on the fair value valuation of the hedged equity investments are included in shareholders’ equity.

Insurance Benefits (Net). Net insurance benefits for our worldwide property-casualty business, which consist of claims paid, changes in reserves for loss and loss adjustment expenses, changes in other underwriting provisions and expenses of premium refunds, decreased by €2,009 million, or 6.9%, to €26,923 million in 2003 from €28,932 million in 2002. The decrease in net insurance benefits was due primarily to improved claims experience in 2003, reflecting portfolio review and other underwriting measures, particularly in France, the United States and in our international industrial risks reinsurance business, as well as the high level of net insurance benefits in 2002, which reflected asbestos and environmental reserve-strengthening measures at Fireman’s Fund and net claims related to severe flooding in Germany and Central and Eastern Europe.

Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses consist primarily of changes in deferred policy acquisition costs, administrative expenses, and net underwriting costs. Net underwriting costs of €9,511 million in 2003 decreased by €504 million, or 5.0%, over 2002 levels of €10,015 million, due primarily to increased operating efficiencies as well as cost reduction measures at Allianz Group companies.

Net Income. Net income from property-casualty insurance operations in 2003 decreased by €2,314 million, or 33.1%, to €4,681 million in 2003 compared with €6,995 million in 2002. The decrease was attributable primarily to decreased investment results, reflecting the €1,697 decrease in net trading income discussed above, the high levels of investment-related realized gains and intercompany transactions recorded in 2002. In 2003, the segment recorded realized gains in connection with the sale of our shareholdings in Beiersdorf AG (€2,839 million), Munich Re (€936 million) and Credit Lyonnais (€246 million), as well as the sale of other shareholdings in our equity portfolio, due primarily to our decision to reduce our exposure to equity investments. As our shareholdings in Beiersdorf AG and Munich Re were reduced to less than 20% following the dispositions in 2003, we ceased to account for these companies using the equity method with effect from December 31, 2003 and March 31, 2003, respectively. Despite the recovery of the stock markets starting from the second quarter of 2003, depreciation and impairments recorded on investments were €1,911 million in 2003, as compared to €2,340 million in 2002, primarily due to the weak stock markets during the first quarter of 2003 as well as impairments recorded on certain equity investments in the fourth quarter of 2003.

Combined Ratio. The overall decrease in the Allianz Group combined ratio to 97.0% in 2003 from 105.7% in 2002 reflects the decrease in the Allianz Group’s loss ratio to 71.5% in 2003 from 78.2% in 2002, as well as the decrease in the Allianz Group’s expense ratio to 25.5% in 2003 from 27.5% in 2002. The Allianz Group loss ratio was affected primarily by improved loss ratios in most of our major markets, particularly in Germany, the United States and France and in our international industrial risks reinsurance specialty line. The decrease in the loss ratio in our German property-casualty operations was due to improved claims experience in 2003 as compared to 2002, which reflected net claims related to severe flooding in Germany and Central and Eastern Europe. The improved loss ratios in our property-casualty operations in France, the United States and our international industrial risks reinsurance business reflected the successful turnaround programs implemented in 2003, which included rate increases, adequate risk pricing, more selective underwriting policies and portfolio review measures. The improvement of the United States loss ratio in 2003 also reflects the absence of the asbestos and environmental reserve-strengthening measures that was recorded in 2002. The Allianz Group expense ratio decreased to 25.5% in 2003 compared to 27.5% in 2002, reflecting both the increase in net premiums earned and improvements in operating efficiencies in many of our major markets, including, in particular, reduced administrative expenses and distribution costs in Germany, which in 2002 included expenses relating to the development of the distribution capacity in Germany, as well as in the

United States, which was primarily due to headcount reductions as the result of our turnaround program.

Property-Casualty Loss Reserves

We establish loss reserves in our property-casualty business to cover our future payment obligations under insurance claims where either the amount of benefits to be paid or the date when payments are to be made is not yet fixed. The reserve is calculated using recognized actuarial methods to arrive at an estimated amount necessary to settle claims in full. For additional information on our property-casualty loss reserves, including a discussion of our reserves by region and line of business, see “Information on the Company—Property-Casualty Insurance Reserves” and Note 17 to the Consolidated Financial Statements.

In 2004, our gross consolidated IFRS loss reserves decreased by €1,108 million, or 2.0%, to €55,536 million compared to €56,644 million in 2003, reflecting primarily the deconsolidation of our property-casualty insurance subsidiary in Canada, as well as the effect from currency translation, in particular the strengthening of the Euro as compared to the U.S. dollar.

In 2003, our gross consolidated IFRS loss reserves decreased by €3,410 million, or 5.7%, to €56,644 million compared to €60,054 million in 2002, reflecting primarily the strengthening of the Euro relative to the U.S. dollar, the British pound sterling and the Swiss franc during 2003, which decreased the reserves denominated in the latter three currencies by €2.8 billion in 2003. Reserves in the U.S. dollar also reflected the exit from some lines of business, including surety at Fireman’s Fund and general liability at Allianz Global Risks US Insurance Company Burbank.

Property-Casualty Operations by Geographic Region

The following table sets forth our property-casualty gross premiums written and earnings after taxes before minority interests in earnings and excludes amortization of goodwill, which we refer to herein as “earnings after taxes and before goodwill amortization”, by geographic region. Consistent with our general practice, gross premiums written and earnings after taxes and before goodwill amortization by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	2004		2003		2002
Years ended December 31	Gross premiums written	Earnings after taxes and before goodwill amortization	Gross premiums written	Earnings after taxes and before goodwill amortization	Gross premiums written	Earnings after taxes and before goodwill amortization
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Germany	12,797	2,028	12,646	4,239	12,314	9,068
France	5,282	1,537	5,367	321	4,941	371
Italy	5,271	720	5,117	474	4,939	893
United Kingdom	2,632	228	2,538	206	2,711	256
Switzerland	1,816	148	1,742	60	1,747	62
Spain	1,763	175	1,681	96	1,490	62
Other Europe	5,154	572	5,262	604	4,836	418
NAFTA	5,325	518	5,344	(95)	5,992	(944)
Asia-Pacific	1,672	139	1,654	92	1,596	(18)
South America	599	50	614	13	768	47
Other	63	7	61	9	64	9

Specialty Lines
Credit Insurance	1,630	217	1,564	119	1,579	15
Allianz Global Risks Re	1,345	52	1,346	77	1,136	(257)
Allianz Marine & Aviation	949	81	1,073	64	1,424	21
Travel Insurance and Assistance Services	900	24	818	18	808	21

Subtotal	47,198	6,496	46,827	6,297	46,345	10,024

Consolidation adjustments(1)	(3,418)	(1,669)	(3,407)	(826)	(3,051)	(1,853)

Subtotal	43,780	4,827	43,420	5,471	43,294	8,171

Amortization of goodwill	—	(381)	—	(383)	—	(370)
Minority interests	—	(1,121)	—	(407)	—	(806)

Total	43,780	3,325	43,420	4,681	43,294	6,995

(1)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Germany

•	With gross premiums written of €10.2 billion, Sachversicherungsgruppe Deutschland (or the “German Property-Casualty Group”) is the market leader in Germany’s property and casualty insurance market.

•	In addition to being the parent company of the Allianz Group, Allianz AG is also the Allianz Group’s reinsurer, with gross premiums written of €5.3 billion in 2004.

Germany—Key Data

	2004		2003		2002
Years ended December 31	Gross premiums written	Earnings after taxes and before goodwill amortization	Gross premiums written	Earnings after taxes and before goodwill amortization	Gross premiums written	Earnings after taxes and before goodwill amortization
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
German Property-Casualty Group	10,162	1,456	10,109	586	9,782	1,731
Allianz AG	5,267	2,327	5,504	4,829	5,621	9,498
Consolidation adjustments(1)	(2,632)	(1,755)	(2,967)	(1,176)	(3,089)	(2,161)

Total Germany	12,797	2,028	12,646	4,239	12,314	9,068

(1)	Represents elimination of transactions between German Property-Casualty Group and Allianz AG.

German Property-Casualty Group

German Property-Casualty Group—Key Data

Years ended December 31			2004	2003	2002
Gross premiums written	€	mn	10,162	10,109	9,782
Earnings after taxes and before goodwill amortization	€	mn	1,456	586	1,731
Loss ratio		%	63.5	68.1	73.5
Expense ratio		%	24.7	24.9	28.0
Combined ratio		%	88.2	93.0	101.5

The following table shows the composition of the German Property-Casualty Group’s gross premiums written by product line for each of the years shown:

German Property-Casualty Group: Gross Premiums Written by Line of Business(1)

	Year Ended December 31,
	2004		2003		2002
	€ mn	%	€ mn	%	€ mn	%
Automobile liability	2,370	23.5	2,401	24.0	2,376	24.7
Fire and property(2)	1,601	15.9	1,584	15.9	1,528	15.9
Other automobile	1,552	15.4	1,562	15.6	1,481	15.4
Personal accident	1,568	15.5	1,497	15.0	1,440	14.9
Liability(3)	1,281	12.7	1,264	12.7	1,209	12.6
Legal Expense	402	4.0	394	3.9	384	3.9
Transport and aviation(4)	77	0.8	79	0.8	70	0.7
Other(5)	1,228	12.2	1,205	12.1	1,148	11.9

Total	10,079	100.0	9,986	100.0	9,636	100.0

(1)	Does not reflect business assumed through reinsurance operations in the amount of €83 million in 2004, €123 million in 2003 and €146 million in 2002.
(2)	Includes fire, household goods, building and other property insurance.
(3)	Excludes aviation liability insurance.
(4)	Includes only commercial transport insurance.
(5)	Includes multi-line policies with individual customers in the former German Democratic Republic that were acquired through the acquisition of Deutsche Versicherungs-AG, as well as commercial multi-line property insurance.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written were €10,162 million in 2004, an increase of €53 million, or 0.5%, from €10,109 million in 2003, reflecting growth in almost all lines of business, in particular personal accident insurance, offset in part by a decrease in automobile insurance. Growth in our personal accident insurance line resulted mainly from continuing increases in new business.

Automobile liability and other automobile gross premiums written in Germany decreased by €41 million, or 1.0%, to €3,922 million in 2004 from €3,963 million in 2003, due primarily to substantial competition where clients are highly sensitive to rate changes. This decrease was also attributable to a more stringent underwriting practice, as well as our continuous portfolio monitoring and re-underwriting measures. The number of vehicles insured decreased to 8.79 million in 2004 from 8.80 million in 2003. Fire and property gross premiums written in Germany increased by €17 million, or 1.0%, to €1,601 million in 2004 from €1,584 million in 2003, primarily as a result of increased sales of multi-coverage fire and property policies. Personal accident gross premiums written increased by €71 million, or 4.7%, to €1,568 million in 2004 from €1,497 million in 2003, due primarily to continuing increases in new business. Liability gross premiums written increased by €17 million, or 1.4%, to €1,281 million in 2004 from €1,264 million in 2003, reflecting primarily rate increases. Premiums in our other lines of insurance increased by 1.9% due to the replacement of single-coverage policies by multi-coverage policies. Reinsurance assumed by the German Property-Casualty Group decreased by €40 million, or 32.5%, to €83 million in 2004 from €123 million in 2003, resulting from the German aviation reinsurance business.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization improved strongly by €870 million, or 148.5%, to €1,456 million in 2004 from €586 million in 2003 mainly due to an increased investment result driven by lower impairments stemming from positive stock market developments and higher capital gains. In addition, earnings after taxes and before goodwill amortization was positively affected by improved underwriting result primarily due to a lower negative impact from both large individual and natural catastrophe claims, as well as reduced frequency of claims in almost all lines of business. As a result of these developments, coupled with our strict underwriting policy, our loss ratio continued to decrease to 63.5% in 2004 from 68.1% in 2003. The expense ratio decreased to 24.7% from 24.9% in 2003, due to our ongoing efforts to reduce administrative expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written in 2003 were €10,109 million, an increase of €327 million, or 3.3%, from 2002 levels of €9,782 million, reflecting growth in almost all lines of business, in particular automobile insurance. Growth in our automobile insurance line resulted mainly from rate increases and the increase of our share in the business contracted through the insurance service company of a large automobile group in Germany, offset in part by a more selective underwriting policy.

Automobile liability and other automobile gross premiums written in Germany increased by €106 million, or 2.7%, to €3,963 in 2003 from €3,857 million in 2002, due primarily to rate increases and the increase of our share in the business contracted through the insurance service company of a large automobile group in Germany, offset in part by a more selective underwriting policy. The number of vehicles insured decreased to 8.80 million in 2003 from 8.97 million in 2002. Fire and property gross premiums written in Germany increased by €56 million, or 3.7%, to €1,584 million in 2003 from €1,528 million in 2002, primarily as a result of the introduction of multi-coverage fire and property policies to replace the existing single coverage policies. Personal accident gross premiums written increased by €57 million, or 4.0%, to €1,497 million in 2003 from €1,440 million in 2002, due primarily to continuing increases in new business. Liability gross premiums written increased by €55 million, or 4.5%, to €1,264 million in 2003 from €1,209 million in 2002, reflecting primarily rate increases. Premiums in our other lines of insurance increased by 4.9% due to the replacement of single-coverage policies by multi-coverage policies. Reinsurance assumed by the German Property-Casualty Group decreased by €23 million, or 15.8%, to €123 million in 2003 from €146 million in 2002, resulting from the German aviation reinsurance business.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization decreased significantly by €1,283 million, or 68.6%, to €586 million in 2003 from €1,869 million in 2002, due primarily to decreased investment results, offset in part by improved underwriting results. The decrease in investment results was due to the high levels of realized gains and intercompany transactions in 2002. The gains on intercompany transactions were eliminated at the Allianz Group level. Improved underwriting results in 2003 was mainly due to rate increases, a lower level of large claims as compared to 2002, and decreased claims in our automobile liability, property and other automobile lines. Our loss ratio improved to 68.1% in 2003 from 73.5% in 2002. Comprehensive cost cutting, mainly in administrative expenses and distribution costs, contributed to the decrease in our expense ratio, which declined to 24.9% in 2003 from 28.0% in 2002.

Allianz AG

Allianz AG—Key Data

Years ended December 31			2004	2003	2002
Gross premiums written(1)	€	mn	5,267	5,504	5,621
Earnings after taxes and before goodwill amortization	€	mn	2,327	4,829	9,498
Loss ratio		%	66.5	77.7	75.3
Expense ratio		%	26.1	27.4	28.8
Combined ratio		%	92.6	105.1	104.1

(1)	Includes direct insurance gross premiums written from Münchener und Magdeburger Agrarversicherung AG of €19 million, €19 million and €21 million in 2004, 2003 and 2002, respectively.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written decreased by €237 million, or 4.3%, to €5,267 million in 2004 from €5,504 million in 2003, reflecting primarily an increase in the retention of operating entities in the German Property-Casualty Group, which led to a reduction in reinsurance ceded to Allianz AG. This decrease was offset in part by the introduction of a new pooling arrangement covering several Allianz Group subsidiaries against natural catastrophes.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization decreased significantly by €2,502 million, or 51.8%, to €2,327 million in 2004 from €4,829 million in 2003, which reflected significant tax-exempt realized gains from dispositions of certain shareholdings. Excluding these realized gains, earnings after taxes and before goodwill amortization increased by €1,266 million or 119.3%. This increase was primarily due to an improved underwriting result, as well as higher current investment income. Our underwriting result benefited from significant improvements in premium rates and conditions achieved during our last renewal negotiations, as well as a very low level of net losses from large claims and natural catastrophes as compared to the levels we have experienced in recent years. As a consequence, our combined ratio decreased to 92.6% in 2004 from 105.1% in 2003. Excluding life and health reinsurance business, our combined ratio for our property-casualty reinsurance declined significantly from 100.2% in 2003 to 87.1% in 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written decreased by €117 million, or 2.1%, to €5,504 million in 2003 from €5,621 million in 2002, reflecting primarily an increase in the self-retention of companies in the German Property-Casualty Group, which led to a reduction in reinsurance ceded to Allianz AG. The decrease was offset in part by increased gross premiums written from expanded reinsurance relationships.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization decreased by €4,669 million, or 49.2%, to €4,829 million in 2003 from €9,498 million in 2002. The decrease was due primarily to decreased investment results, reflecting exceptionally high levels of realized gains and intercompany transactions in 2002. Our investment result in 2003 reflected realized gains of €2,839 million and €936 million on the sales of our shareholding in Beiersdorf AG in December 2003 and Munich Re in 2003, respectively, and of other equity investments, as well as intercompany transactions, including a gain of €342 million from the transfer of International Reinsurance Company S.A., Luxembourg, from Allianz AG to Allianz Europe Limited. The gains on intercompany transactions were eliminated at the Allianz Group level. The loss ratio increased to 77.7% in 2003 from 75.3% in 2002. The expense ratio improved to 27.4% in 2003 from 28.8% in 2002.

France

•	Gross premiums written in France amounted to €5.3 billion in 2004.

•	AGF maintained its third place ranking among French property-casualty insurers based on market share.

France—Property-Casualty—Key Data

Years ended December 31			2004	2003	2002
Gross premiums written	€	mn	5,282	5,367	4,941
Earnings after taxes and before goodwill amortization	€	mn	1,537	321	371
Loss ratio		%	73.5	79.8	84.5
Expense ratio		%	24.9	24.4	26.4
Combined ratio		%	98.4	104.2	110.9

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written decreased by €85 million, or 1.6%, to €5,282 million in 2004 from €5,367 million in 2003. The decrease was due primarily to our policy of increased focus on continuous profitability and underwriting discipline particularly in our international corporate business, as well as in our automobile insurance business. Therefore, we experienced a negative volume effect, which was offset in part by increased gross premiums written in our individual lines, as well as small and medium commercial lines. Our distribution arrangement with Crédit Lyonnais continued to contribute to the increase in individual lines and remains exclusive until 2009.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased significantly by €1,216 million to €1,537 million in 2004 from €321 million in 2003, due primarily to increased operating results through the implementation of more disciplined underwriting and cost-cutting measures, thereby achieving the main target of a combined ratio below 100%. Investment results in 2004 reflected significantly higher dividend payouts by subsidiaries of AGF as compared to 2003 and increased by €963 million to €1,743 million in 2004. However, the dividend income received was eliminated at the Allianz Group level. Our loss ratio in France improved to 73.5% in 2004 from 79.8% in 2003, largely due to strict underwriting policies, favorable claims development in our motor business as well as the absence of large claims and severe storms. Our expense ratio increased slightly to 24.9% in 2004 from 24.4% in 2003, mainly due to an increase in net acquisition costs.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written increased by €426 million, or 8.6%, to €5,367 million in 2003 from €4,941 million in 2002, reflecting primarily substantial rate increases in all lines of business, particularly in our large industrial business and commercial property and liability lines. In the individual lines, gross premiums written increased due primarily to rate increases in our automobile and household insurance lines, while overall portfolio volumes remained roughly stable. Our distribution arrangement with Credit Lyonnais continued to contribute to the increase in individual lines and remains exclusive until 2009.

Earnings After Taxes And Before Goodwill Amortization. Earnings after taxes and before goodwill amortization decreased by €50 million, or 13.5%, to €321 million in 2003 from €371 million in 2002. The decrease resulted primarily from impairments recorded on investment securities and higher tax charges, offset in part by improved underwriting results and a realized gain of €246 million from the sale of our shareholding in Credit Lyonnais in the second quarter of 2003. Our loss ratio in France improved to 79.8% in 2003 from 84.5% in 2002, largely due to increased earned premiums reflecting rate increases and reduced claims attributable to a stricter underwriting policy. Our expense ratio improved to 24.4% in 2003 from 26.4% in 2002 primarily as a result of streamlining of our information technology operations and reduced administrative expenses.

Italy

•	We are represented in the Italian market by our property-casualty insurers, RAS Group and Lloyd Adriatico Group.

•	These Groups jointly increased gross premiums written by 3.0% to €5.3 billion.

•	We continue to be ranked third in Italy based on market share.

Italy—Property-Casualty—Key Data

Years ended December 31			2004	2003	2002
Gross premiums written	€	mn	5,271	5,117	4,939
Earnings after taxes and before goodwill amortization	€	mn	720	474	893
Loss ratio		%	68.1	70.9	74.8
Expense ratio		%	22.4	22.9	22.7
Combined ratio		%	90.5	93.8	97.5

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written were €5,271 million in 2004, an increase of €154 million, or 3.0%, from €5,117 million in 2003, of which the RAS Group and Lloyd Adriatico Group accounted for €3,935 million and €1,336 million, respectively. This increase was due to growth in almost all lines of business, particularly in our automobile, general liability, fire and personal property lines. Automobile premiums increased by €85 million, or 2.5%, in 2004, reflecting an increase in the number of vehicles insured. General liability premiums increased by €32 million, or 8.4%, in 2004, reflecting primarily new business and rate increases resulting from an ongoing review of our existing portfolio. Gross premiums written from our fire and personal property lines of business increased, primarily due to the positive reception of our new products.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased by €246 million, or 51.9%, to €720 million in 2004 from €474 million in 2003. This reflects primarily an improved underwriting result. Our loss ratio decreased to 68.1% in 2004 from 70.9% in 2003. This development mainly reflects the overall reduction in claim frequency, particularly in the automobile line, as a result of a more selective underwriting policy in recent years, as well as the introduction of a more stringent points-based regulation of drivers’ licences by the Italian government with effect from July 1, 2003. In addition, portfolio review measures of our liability line also had a positive effect on our loss ratio. Our expense ratio decreased to 22.4% from 22.9% in 2003, primarily due to increased premium volume and comparatively lower increase in commission payments.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written were €5,117 million in 2003, an increase of €178 million, or 3.6%, from €4,939 million in 2002, due primarily to an increase in automobile and general liability premiums. Automobile premiums increased by €145 million, or 4.5%, in 2003, reflecting rate increases in the Italian market and an increase in the number of vehicles insured. General liability premiums increased by €39 million, or 11.4%, in 2003, reflecting primarily substantial rate increases in the Italian commercial and corporate clients market as well as growth in new business, despite a selective underwriting policy and portfolio review measures. We saw moderate increases in our other main lines of business, including fire and personal accident, while our health premiums decreased due to the termination of unprofitable group contracts.

Earnings After Taxes And Before Goodwill Amortization. Earnings after taxes and before goodwill amortization decreased by €419 million, or 46.9%, to €474 million in 2003 from €893 million in 2002, reflecting primarily decreased investment results, despite the recovery of the stock markets, attributable to a realized gain of €713 million recorded in 2002 in connection with the sale of a real estate subsidiary and writedowns on investments in 2003. The decrease in earnings after taxes and before goodwill amortization was offset in part by improved underwriting results reflecting lower net claims, as well as a realized gain of €58 million in connection with the disposition of a derivative financial instrument that was used to hedge an investment but did not qualify for hedge accounting. The loss ratio decreased to 70.9% in 2003 from 74.8% in 2002, reflecting the overall reduction in claim frequency, particularly in the automobile line, due to a more selective underwriting policy in recent years, portfolio review measures and the introduction of a more stringent points-based regulation of drivers’ licenses in Italy.

United Kingdom

•	Allianz Cornhill ranks sixth in the British property-casualty insurance market based on market share.

•	At €2.6 billion, gross premiums written increased by 3.7%.

United Kingdom—Property-Casualty—Key Data

Years ended December 31			2004	2003	2002
Gross premiums written	€	mn	2,632	2,538	2,711
Earnings after taxes and before goodwill amortization	€	mn	228	206	256
Loss ratio		%	63.6	67.1	68.1
Expense ratio		%	29.8	29.0	30.0
Combined ratio		%	93.4	96.1	98.1

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written increased by €94 million, or 3.7%, to €2,632 million in 2004 from €2,538 million in 2003 due primarily to increased business in our commercial lines and specialty insurance, reflecting strong growth in our engineering business and pet insurance lines, offset in part by decreased gross premiums written in our personal lines business, attributable largely to the withdrawal from a major motor affinity relationship following a decision to rate for profit rather than volume.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased by €22 million, or 10.7%, to €228 million in 2004 from €206 million in 2003. This increase was due to improved underwriting and investment results, offset in part by increased tax expenses. Our loss ratio improved to 63.6% in 2004 from 67.1% in 2003, reflecting a more disciplined underwriting policy, as well as fewer major claims and an absence of natural catastrophes.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written decreased by €173 million, or 6.4%, to €2,538 million in 2003 from €2,711 million in 2002 as a result of the negative effects of exchange rate movements (€249 million), offset in part by increases in almost all of our business lines, but particularly in commercial lines, due to increased business volume and increased premium rates.

Earnings After Taxes And Before Goodwill Amortization. Earnings after taxes and before goodwill amortization decreased by €50 million, or 19.5% to €206 million in 2003 from €256 million in 2002, due primarily to the negative effects of exchange rate movements (€30 million). Excluding the effects of exchange rate movements, earnings after taxes and before goodwill amortization decreased by 7.8%, attributable to lower realized gains on investments and higher tax charges, offset in part by improved underwriting results reflecting increased rates and a lower level of major claim events. Our loss ratio improved to 67.1% in 2003 from 68.1% in 2002, reflecting the comparatively lower decrease in net premiums earned as well as the absence of major claim events.

Switzerland

•	Our property-casualty insurer in Switzerland is Allianz Suisse Versicherungs-Gesellschaft (or “Allianz Suisse”).

•	In addition, our wholly-owned subsidiary Allianz Risk Transfer (or “ART”) sells conventional reinsurance as well as a variety of alternative risk transfer products for corporate customers worldwide.

•	With gross premiums written of €1.2 billion, Allianz Suisse ranks fourth in the Swiss property-casualty insurance market based on market share.

Switzerland—Property-Casualty—Key Data

Years ended December 31	2004		2003		2002
	Gross premiums written	Earnings after taxes and before goodwill amortization	Gross premiums written	Earnings after taxes and before goodwill amortization	Gross premiums written	Earnings after taxes and before goodwill amortization
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Allianz Suisse	1,239	95	1,250	22	1,235	29
ART	577	53	492	38	512	33

Total	1,816	148	1,742	60	1,747	62

Allianz Suisse

Allianz Suisse—Property-Casualty—Key Data

Years ended December 31			2004	2003	2002
Gross premiums written	€	mn	1,239	1,250	1,235
Earnings after taxes and before goodwill amortization	€	mn	95	22	29
Loss ratio		%	78.1	74.3	76.3
Expense ratio		%	18.6	24.7	24.3
Combined ratio		%	96.7	99.0	100.6

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written decreased to €1,239 million in 2004, compared with €1,250 million in 2003, due primarily to the negative effect of exchange rate movements. Excluding the effects of exchange rate movements, gross premiums written increased by 3.3%, mainly as a result of increases in our automobile line.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased significantly by €73 million to €95 million in 2004 from €22 million in 2003, reflecting primarily improved underwriting and investment results and a decrease in tax expenses. Our loss ratio increased to 78.1% in 2004 from 74.3% in 2003, reflecting a more stringent loss reserving practice and increased losses from weather events. Our expense ratio decreased to 18.6% in 2004 from 24.7% in 2003, as a result of reduced administrative expenses through cost-cutting measures introduced in 2004. Our expense ratio was also positively affected by an income of €35 million resulting from the change of assumptions for calculating deferred policy acquisition costs.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written increased by €15 million to €1,250 million in 2003, compared with €1,235 million in 2002, due primarily to increased premiums in our automobile line and reinsurance business assumed, offset in part by the negative effect of exchange rate movements.

Earnings After Taxes And Before Goodwill Amortization. Earnings after taxes and before goodwill amortization decreased by €7 million, or 24.1%, to €22 million in 2003 from €29 million in 2002, reflecting primarily a €32 million writeoff of deferred tax assets, offset by an improved investment result. Our loss ratio decreased to 74.3% in 2003 from 76.3% in 2002 due to a more favorable loss experience and portfolio review in our health and accident insurance lines. Our expense ratio increased to 24.7% in 2003 from 24.3% in 2002, primarily due to costs incurred in connection with the acquisition and implementation of new information technology systems to improve our operational workflow.

Allianz Risk Transfer

ART—Property-Casualty—Key Data

Years ended December 31			2004	2003	2002
Gross premiums written	€	mn	577	492	512
Earnings after taxes and before goodwill amortization	€	mn	53	38	33
Loss ratio		%	60.2	62.7	55.5
Expense ratio		%	22.1	26.6	22.6
Combined ratio		%	82.3	89.3	78.1

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written rose by 17.3% to €577 million in 2004. Excluding the negative effect of exchange rate movements of €25 million, gross premiums written increased by 22.3%, reflecting primarily the sale of a large alternative risk transfer contract.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased by €15 million, or 39.5%, to €53 million in 2004 from €38 million in 2003, mainly due to improved underwriting and investment results. The primary driver for the improvement in our underwriting result was the decline in our expense ratio, which was positively affected by lower commission payments. Our investment result rose by €6 million to €40 million.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written decreased by €20 million, or 3.9%, to €492 million in 2003, compared with €512 million in 2002. Of the total gross premiums written, €344 million were generated by conventional reinsurance, while €148 million were generated from the sale of alternative risk solutions.

Earnings After Taxes And Before Goodwill Amortization. Earnings after taxes and before goodwill amortization increased by €5 million, or 15.1%, to €38 million in 2003 from €33 million in 2002, primarily due to higher investment income, offset in part by reduced underwriting result. Our loss ratio increased to 62.7% in 2003 from 55.5% in 2002, reflecting primarily increased. Our expense ratio increased to 26.6% in 2003 from 22.6% in 2002, mainly as a result of higher commissions.

Spain

•	We serve the Spanish market through our two companies Allianz Seguros and Fénix Directo, a direct insurer.

•	Gross premiums written rose to €1.8 billion, making us number two in Spain based on market share.

Spain—Property-Casualty—Key Data

Years ended December 31			2004	2003	2002
Gross premiums written	€	mn	1,763	1,681	1,490
Earnings after taxes and before goodwill amortization	€	mn	175	96	62
Loss ratio		%	72.2	75.9	77.0
Expense ratio		%	18.7	19.6	20.6
Combined ratio		%	90.9	95.5	97.6

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written increased by €82 million, or 4.9%, to €1,763 million in 2004 from €1,681 million in 2003, as a result of growth in all lines of business, particularly in industrial insurance.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased significantly by €79 million, or 82.3%, to €175 million in 2004 from €96 million in 2003. The increase reflected primarily improved underwriting and investment results. Our loss ratio improved significantly to 72.2% in 2004 from 75.9% in 2003, due primarily to increased average premium income and lower claims frequency in all insurance lines. Our expense ratio improved to 18.7% in 2004 from 19.6% in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. In Spain, property-casualty gross premiums written increased by €191 million, or 12.8%, to €1,681 million in 2003 from €1,490 million in 2002, as a result of increased sales in all lines of business, particularly automobile lines, where gross premiums written increased by €129 million, or 12.8%. The increased sales resulted primarily from new business in our automobile lines as well as a reduction in our cancellation rate.

Earnings After Taxes And Before Goodwill Amortization. Earnings after taxes and before goodwill amortization increased by €34 million, or 56.8%, to €96 million in 2003 from €62 million in 2002. The increase reflected primarily improved underwriting and investment results. The loss ratio improved slightly to 75.9% in 2003 from 77.0% in 2002, due primarily to increased premium income, offset in part by an increase in claims frequency in the automobile line. The expense ratio also improved to 19.6% in 2003 from 20.6% in 2002, due to proportionately lower underwriting expenses as a result of cost reduction measures.

Other Europe

•	We are one of the five leading insurers in the following markets based on market share: Austria, Ireland, the Netherlands, Portugal as well as Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania and Slovakia.

•	In addition, we provide property-casualty insurance in Belgium, Luxembourg, Greece, Russia and Cyprus.

Other Europe—Property-Casualty—Key Data

	2004		2003		2002
Years ended December 31	Gross premiums written	Earnings after taxes and before goodwill amortization	Gross premiums written	Earnings after taxes and before goodwill amortization	Gross premiums written	Earnings after taxes and before goodwill amortization
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Netherlands(1)	981	116	1,093	454	1,023	284
Austria	926	96	906	32	852	(36)
Ireland	792	185	856	102	860	168
Belgium	351	9	374	59	362	(65)
Portugal	315	15	305	7	263	(19)
Luxembourg	108	43	142	(145)	194	35
Greece	73	(15)	75	(2)	66	2

Western and Southern Europe	3,546	449	3,751	507	3,620	369

Hungary	533	48	546	54	511	35
Slovakia	326	10	324	5	158	(7)
Czech Republic	234	20	227	5	213	(10)
Poland	196	12	158	7	128	14
Romania	169	10	131	14	93	5
Bulgaria	78	19	64	10	56	10
Croatia	48	3	40	—	38	1
Russia	24	1	20	2	17	1
Cyprus	—	—	1	—	2	—

Central and Eastern Europe	1,608	123	1,511	97	1,216	49

Total	5,154	572	5,262	604	4,836	418

(1)	Earnings after taxes and before goodwill amortization in the Netherlands include the results of the holding and financing entities that are domiciled in the country, which amounted to a net loss of €6 million in 2004 (2003: net income of €503 million; 2002: net income of €276 million).

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written in Other Europe decreased by €108 million, or 2.1%, to €5,154 million in 2004 from €5,262 million in 2003, primarily as a result of a decline in most markets within Western and Southern Europe, in particular the Netherlands, offset in part by growth in Central and Eastern Europe. The decrease in the Netherlands reflected primarily the sale of our health insurance portfolio, which resulted in a decline of €100 million in gross premiums written.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization decreased by €32 million, or 5.3%, to €572 million in 2004 from €604 million in 2003. Excluding the results of the holding and financing entities that are domiciled in the Netherlands, earnings after taxes and before goodwill amortization in Other Europe increased significantly by €477 million to €578 million in 2004 as compared to €101 million in 2003. This increase was primarily due to improved results, particularly in Luxembourg and in the Netherlands, as well as in Ireland and Austria. Earnings after taxes and before goodwill amortization in Luxembourg increased, reflecting primarily an improved underwriting result. The increase in earnings after taxes and before goodwill amortization in the Netherlands was primarily due to improved underwriting and investment results.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Property-casualty gross premiums written in Other Europe increased by

€426 million, or 8.8%, to €5,262 million in 2003 from €4,836 million in 2002, primarily as a result of growth in the Netherlands, Portugal, Hungary and Slovakia.

Earnings After Taxes And Before Goodwill Amortization. Earnings after taxes and before goodwill amortization in Other Europe increased by €186 million, or 44.5%, to €604 million in 2003 from €418 million in 2002, primarily as a result of growth in Austria, Belgium and Hungary, offset in part by decreased earnings after taxes and before goodwill amortization in Ireland and Luxembourg, due primarily to a change in structure of ownership in Ireland and security writeoffs in Luxembourg.

NAFTA

•	In the United States, Fireman’s Fund Insurance Company (or “Fireman’s Fund”) provides insurance to private and commercial clients.

•	Allianz Global Risks U.S. Insurance Company (or “Allianz Global Risks U.S.”) specializes in business with major clients.

•	In 2004, we sold our Canadian private clients business.

NAFTA—Property-Casualty—Key Data

	2004		2003		2002
Years ended December 31	Gross premiums written	Earnings after taxes and before goodwill amortization	Gross premiums written	Earnings after taxes and before goodwill amortization	Gross premiums written	Earnings after taxes and before goodwill amortization
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
United States	4,627	488	4,597	(121)	5,330	(938)
thereof:
Fireman’s Fund	4,075	185	3,919	167	4,547	(678)
Allianz Global Risks U.S.	552	6	677	36	765	(45)
Allianz of America	—	295	—	(325)	—	(227)
Canada	464	41	568	14	549	(6)
Mexico	259	12	214	12	132	—
Consolidation adjustments(1)	(25)	(23)	(35)	—	(19)	—

Total	5,325	518	5,344	(95)	5,992	(944)

(1)	Represents elimination of intercompany transactions between Allianz Group companies in different countries within the NAFTA zone.

The results of operations of our property-casualty operations in the NAFTA zone are primarily driven by our operations in the United States, which accounted for 86.9% and 94.2% of gross premiums written and earnings after taxes and before goodwill amortization, respectively. In December 2004, we sold our Canadian private client business as we did not have the critical business volume necessary in this competitive market.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written decreased slightly to €5,325 million in 2004, primarily as a result of a negative currency translation effect of €530 million. Excluding the currency translation effect, gross premiums written in the NAFTA zone increased by €511 million, reflecting growth in the United States and Mexico, offset in part by a decline in Canada.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization rose significantly to €518 million in 2004. This significant increase was primarily due to the United States, which reflected higher dividend payouts by subsidiaries of Allianz of America, as well as lower interest payments on notes payable to Allianz AG.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written in the NAFTA zone decreased by €648 million, or 10.8%, to €5,344 million in 2003 from €5,992 million in 2002, due primarily to decreases in the United States. Gross premiums written in the United States decreased by €733 million, or 13.8%, to €4,597 million in 2003 from €5,330 million in 2002. Excluding the effect of exchange rate movements (€904 million), gross premiums written in the United States increased by 3.2%, due primarily to rate increases in all lines of business, offset in part by a more selective underwriting policy and portfolio review measures reflecting a renewed focus at Fireman’s Fund on core business lines.

Earnings After Taxes and Before Goodwill Amortization. In the NAFTA zone, earnings after taxes and before goodwill amortization increased by €849 million to a loss of €95 million in 2003 from a loss of €944 million in 2002, due primarily to significantly reduced losses in the United States. Earnings after taxes and before goodwill amortization from property-casualty operations in the United States increased by €817 million, to a loss of €121 million in 2003 from a loss of €938 million in 2002, due primarily to reduced net insurance benefits compared to 2002, which reflected asbestos and environmental reserve strengthening measures at Fireman’s Fund. Also contributing to the increase in earnings after taxes and before goodwill amortization in 2003 were increased net investment income, improved underwriting results and reduced general and administrative expenses. The loss ratio in the NAFTA zone decreased to 70.0% in 2003 from 94.6% in 2002, largely due to our focus on core business lines and a more selective underwriting policy, as well as the absence of major claims and asbestos and environmental reserve strengthening measures at Fireman’s Fund in comparison to 2002. The expense ratio in the NAFTA zone decreased to 28.2% in 2003 from 32.9% in 2002, primarily due to continued cost reduction efforts, exit of certain high commission businesses, as well as termination of redundant positions, all of which were attributable to our turnaround program.

United States

Fireman’s Fund

Fireman’s Fund—Property-Casualty—Key Data

Years ended December 31			2004	2003	2002
Gross premiums written	€	mn	4,075	3,919	4,547
Earnings after taxes and before goodwill amortization	€	mn	185	167	(678)
Loss ratio		%	66.7	69.9	94.1
Expense ratio		%	28.8	29.5	34.5
Combined ratio		%	95.5	99.4	128.6

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written increased by €156 million, or 4.0%, to €4,075 million in 2004 from €3,919 million in 2003. Excluding the negative effect of exchange rate movements of €419 million, gross premiums written grew by 14.7%, due primarily to increases in direct and assumed premiums in our crop insurance line, offset in part by stringent underwriting policies and decisions to exit certain non-strategic businesses.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased by €18 million to €185 million in 2004 from €167 million in 2003, due primarily to positive underwriting result in 2004 reflecting improved expense management and reduced losses relative to premium growth, as well as the continuing effects of our turnaround measures introduced in 2003. This increase was partially offset by a €89 million rise in tax expenses, primarily attributable to higher pre-tax income. Our loss ratio decreased to 66.7% in 2004 from 69.9% in 2003, largely due to stricter rating and underwriting policies despite losses of approximately €92 million from hurricanes and Northeast storms in 2004. Our expense ratio was reduced to 28.8% in 2004 from 29.5% in 2003, driven by lower personnel expenses and the implementation of cost-cutting measures in all business lines.

Allianz Global Risks U.S.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross Premiums Written. Gross premiums written decreased by €125 million, or 18.5%, to €552 million in 2004 from €677 million in 2003. Excluding the negative effect of exchange rate movements of €58 million, gross premiums written declined by 10.0% due to lower-than-expected new business generation in all lines, as well as rate decreases in our property line.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization decreased to €6 million in 2004 compared to €36 million in 2003, due primarily to losses from hurricanes, reserves strengthening and write-offs of uncollectible reinsurance recoverables related to casualty claims in our discontinued lines.

Asia-Pacific

•	Our largest property-casualty insurance company in Asia-Pacific is Allianz Australia.

•	Our property-casualty operations in Taiwan were sold in the second half of 2004.

Asia-Pacific—Property-Casualty—Key Data

Years ended December 31			2004	2003	2002
Gross premiums written	€	mn	1,672	1,654	1,596
thereof:
Australia	€	mn	1,324	1,254	1,163
Earnings after taxes and before goodwill amortization	€	mn	139	92	(18)
thereof: Australia	€	mn	98	74	(27)
Loss ratio		%	72.8	71.7	78.5
Expense ratio		%	23.7	23.8	24.8
Combined ratio		%	96.5	95.5	103.3

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written increased by €18 million to €1,672 million in 2004 from €1,654 million in 2003, reflecting primarily strong growth in our property-casualty operations in Australia, offset in part by decreased gross premiums written in Taiwan as a result of the sale of our property-casualty operations in Taiwan in the second half of 2004.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased significantly by €47 million, or 51.1%, to €139 million in 2004 from €92 million in 2003, due primarily to increased earnings after taxes and before goodwill amortization in our Australian operations, mainly reflecting increased investment income. Our loss ratio increased to 72.8% in 2004, compared with 71.7% in 2003, reflecting primarily increased net insurance benefits in our Australian operations.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written increased by €58 million, or 3.6%, to €1,654 million in 2003 from €1,596 million in 2002. This increase reflected primarily rate increases, in particular due to the favorable market conditions in Australia in the course of 2003.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization increased significantly by €110 million to €92 million in 2003 from a loss of €18 million in 2002, due primarily to increases in our Australian operations, mainly reflecting improved claims experience. As a result, our loss ratio decreased to 71.7% in 2003 from 78.5% in 2002.

South America

•	In South America, we have a presence in Argentina, Brazil, Colombia and Venezuela.

•	In August 2004, we disposed of our Chilean property-casualty operations.

South America—Property-Casualty—Key Data

Years ended December 31			2004	2003	2002
Gross premiums written	€	mn	599	614	768
Earnings after taxes and before goodwill amortization	€	mn	50	13	47
Loss ratio		%	64.7	71.3	67.0
Expense ratio		%	33.3	32.6	34.8
Combined ratio		%	98.0	103.9	101.8

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written decreased to €599 million in 2004 from €614 million in 2003, largely attributable to the sale of our property-casualty operations in Chile in August 2004, as well as the negative effect of exchange rate movements. Excluding the effects from exchange rate movements as well as changes in the scope of consolidation, gross premiums written rose by 8.9%. This increase was primarily due to rate increases and organic growth, mainly in Venezuela and Argentina.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization improved significantly to €50 million in 2004 as compared to €13 million in 2003, resulting primarily from increased investment income and improved underwriting results. Our loss ratio decreased significantly to 64.7% in 2004, compared with 71.3% in 2003, reflecting primarily disciplined underwriting practice in South America.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written decreased by €154 million, or 20.1%, to €614 million in 2003 from €768 million in 2002, primarily attributable to the negative effect of exchange rate movements and the selected run-off of business in that region. Excluding the effects from exchange rate movements, gross premiums written rose by 7.0%. This increase was primarily due to rate increases, mainly in Venezuela and Argentina.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization decreased by €34 million, or 72.3%, to €13 million in 2003 from €47 million in 2002, due primarily to the negative effects from exchange rate movements as well as unfavorable claims experience in the region. As a result, despite a decrease in our expense ratio, our combined ratio deteriorated to 103.9% from 101.8% in 2002.

Specialty Lines

Specialty Lines—Key Data

	2004		2003		2002
Years ended December 31	Gross premiums written	Earnings after taxes and before goodwill amortization	Gross premiums written	Earnings after taxes and before goodwill amortization	Gross premiums written	Earnings after taxes and before goodwill amortization
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Credit Insurance	1,630	217	1,564	119	1,579	15
Allianz Global Risks Re	1,345	52	1,346	77	1,136	(257)
Allianz Marine & Aviation	949	81	1,073	64	1,424	21
Travel Insurance and Assistance Services	900	24	818	18	808	21

Total	4,824	374	4,801	278	4,947	(200)

Credit Insurance

•	We provide worldwide credit insurance through Euler Hermes S.A.

Credit Insurance—Key Data

Years ended December 31			2004	2003	2002
Gross premiums written	€	mn	1,630	1,564	1,579
Earnings after taxes and before goodwill amortization	€	mn	217	119	15
Loss ratio		%	40.8	49.3	72.1
Expense ratio		%	28.2	32.7	34.2
Combined ratio		%	69.0	82.0	106.3

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written increased by €66 million, or 4.2%, to €1,630 million in 2004, due primarily to the positive development of our commercial portfolio through new business generated in Eastern and Southern Europe. Euler Hermes continues to cede a large portion of its gross premiums written to reinsurers. The percentage of gross premiums written ceded in reinsurance was 44.4% in 2004, 45.6% in 2003 and 45.0% in 2002, of which 10.8%, 11.1% and 9.8%, respectively, was ceded to Allianz AG.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased significantly by €98 million to €217 million in 2004 from €119 million in 2003, due primarily to an increase in gross premiums written, as well as a decrease in claims costs in a historically low claims environment characterized by a drop in the frequency of claims, a lower number of major claims and positive development of previous years’ claim reserves. As a result of these developments, our loss ratio, expense ratio, and therefore, our combined ratio, decreased significantly to 40.8%, 28.2% and 69.0%, respectively, in 2004.

In December 2004, Euler Hermes sold its factoring activities to Crédit Argicole S.A. for €187 million in order to focus its resources on its core business, credit insurance. The proceeds from the sale were used to reduce the debt of the Euler Hermes Group.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written declined by 0.9% to €1,564 million in 2003 from €1,579 million in 2002. Excluding the negative effects of exchange rate movements of €33 million, gross premiums written increased by 1.1%, due primarily to rate increases, new business and a higher persistency rate.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization increased significantly by €104 million to €119 million in 2003 from €15 million in 2002, due primarily to the significantly reduced net insurance benefits, offset in part by decreased investment result attributable to reduced realized gains from investments. Net insurance benefits decreased by €201 million to €455 million in 2003, from €656 million in 2002, primarily reflecting more selective underwriting policies and portfolio review measures. As a result, our loss ratio improved to 49.3% in 2003 from 72.1% in 2002.

Allianz Global Risks Re

•	Allianz Global Risks Rückversicherungs-AG (or “Allianz Global Risks Re”) provides reinsurance for the international corporate business of the Allianz Group.

Allianz Global Risks Re—Key Data

Years ended December 31		2004	2003	2002
Gross premiums written	€ mn	1,345	1,346	1,136
Earnings after taxes and before goodwill amortization	€ mn	52	77	(257)
Loss ratio	%	68.9	70.9	100.8
Expense ratio	%	28.8	27.9	41.7
Combined ratio	%	97.7	98.8	142.5

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written remained unchanged in 2004, reflecting the general market environment in most countries in which we conduct our business. Gross premiums written for the entire Allianz Global Risks business which, in addition to the reinsurance activities of Allianz Global Risks Re also includes the worldwide international corporate business of the Allianz Group, increased by 6.7% or €173 million to €2,413 million in 2004.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization decreased by €25 million to €52 million in 2004, mainly due to a negative effect from exchange rate movements and increased tax expenses in 2004. In addition, earnings after taxes and before goodwill amortization, in 2003, reflected the release of a premium deficiency reserve of €31 million. Net insurance benefits in 2004 also reflected €114 million of net claims relating to the hurricanes in the United States in the second half of 2004. However, despite the net impact of these natural catastrophes, our loss ratio decreased to 68.9% in 2004 from 70.9% in 2003 primarily as a result of more favorable reinsurance conditions as well as improved underwriting results in key European markets, such as Germany and France. Our expense ratio increased to 28.8% in 2004 from 27.9% in 2003 due primarily to a change in the calculation method for our deferred policy acquisition costs as compared to 2003. For the entire Allianz Global Risks business, we achieved a combined ratio of 92.9%, an improvement of 0.9 percentage points over 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written increased significantly by €210 million, or 18.5%, to €1,346 million in 2003 from €1,136 million in 2002, primarily reflecting significant rate increases in all lines of business.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization increased significantly by €334 million to €77 million in 2003, as compared to a loss of €257 million in 2002. This increase was mainly due to lower rates for our reinsurance coverage, an improved claims experience, as well as reduced administrative expenses. Our loss ratio decreased to 70.9% in 2003 from 100.8% in 2002, primarily attributable to a significant improvement of the business portfolio and a lower level of natural catastrophe claims.

Allianz Marine & Aviation

•	Allianz Marine & Aviation is our European specialist insurer for transportation, shipping and aviation risks.

Allianz Marine & Aviation—Key Data

Years ended December 31			2004	2003	2002
Gross premiums written	€	mn	949	1,073	1,424
Earnings after taxes and before goodwill amortization	€	mn	81	64	21
Loss ratio		%	64.4	65.5	75.2
Expense ratio		%	29.2	21.8	21.2
Combined ratio		%	93.6	87.3	96.4

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written decreased by 11.6% to €949 million in 2004, primarily due to our intentional reduction in selected business segments and exchange rate effects, offset in part by growth of our business in Great Britain.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased to €81 million in 2004 from to €64 million in 2003, due primarily to significant positive tax effects resulting from a reduction in previous year’s provision for income taxes. Mainly attributable to this effect, taxes decreased by €42 million. Our continuous portfolio monitoring, re-underwriting measures and an absence of significant large losses contributed to the decrease in our loss ratio, which declined from 65.5% in 2003 to 64.4% in 2004. Our expense ratio increased significantly to 29.2% in 2004 from 21.8% in 2003 due to a rise in run-off expenses in the United Kingdom, as well as increased operating expenses in our German operations primarily attributable to the introduction of new information technology systems and profit commissions.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written decreased by €351 million, or 24.7%, to €1,073 million in 2003 from €1,424 million in 2002, mainly reflecting a weaker U.S. dollar exchange rate and portfolio review and re-underwriting measures in our French business.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization increased by €43 million to €64 million in 2003 from €21 million in 2002, primarily due to portfolio review and re-underwriting measures and lower incidents of major claims. These factors caused our loss ratio to drop from 75.2% in 2002 to 65.5% in 2003.

Travel Insurance and Assistance Services

•	Mondial Assistance Group is the worldwide leading provider of travel insurance and assistance services.

Travel Insurance and Assistance Services—Key Data

Years ended December 31			2004	2003	2002
Gross premiums written	€	mn	900	818	808
Earnings after taxes and before goodwill amortization	€	mn	24	18	21
Loss ratio		%	59.8	60.6	62.0
Expense ratio		%	31.8	31.3	32.5
Combined ratio		%	91.6	91.9	94.5

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Gross premiums written increased by 10.0% to €900 million in 2004, reflecting the moderate recovery of the tourism industry, which resulted in higher premium income for our travel insurance business, especially in Italy, Austria, Australia, France and Poland, as well as growth in our assistance business, particularly in the United Kingdom, Brazil and France. Whereas Europe still is the major growth driver, overseas markets, such as Australia and North America contribute increasingly to the overall growth.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased by €6 million, or 33.3%, to €24 million in 2004, due to stringent cost management and improved underwriting results. Our loss ratio decreased to 59.8% in 2004 from 60.6% in 2003 mainly as a result of positive claims development in 2004, despite net claims of approximately €3 million arising from the tsunamis that struck South Asia in December 2004. Our expense ratio increased slightly to 31.8% in 2004 from 31.3% in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Despite an unfavorable environment in 2003, characterized by the war in Iraq, the severe acute respiratory syndrome (SARS) epidemic and lingering weakness in the global economy, gross premiums written increased by €10 million, or 1.2%, to €818 million in 2003 from €808 million in 2002, due primarily to the expansion of our operations in several European countries (particularly in France and Italy), North America and Brazil.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization decreased by €3 million to €18 million in 2003. This decrease was mainly attributable to an increase in tax expense, offset in part by improvement in our underwriting results.

Life/Health Insurance Operations

The following discussion is based on our audited consolidated financial statements and should be read in conjunction with those statements. We evaluate the results of our life/health insurance operations using a financial performance measure called “operating profit”. We define our life/health insurance segment operating profit as earnings from ordinary activities before taxation, excluding net capital gains and impairments on investments, intra-Allianz Group dividends and profit transfer and amortization of goodwill.

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of our life/health insurance operating results enhances the understanding and comparability of the performance of this segment by highlighting net income attributable to ongoing segment operations and the underlying profitability of our business. This measurement is of particular importance as operating profit more clearly reflects the results of our underwriting performance and is thus more indicative of the effectiveness of our underwriting policies and rating practices. Operating profit is not a substitute for earnings from ordinary activities before taxation or net income as determined in accordance with IFRS. Our definition of operating profit may differ from similar measures used by other companies, and may change over time. For further information on operating profit, as well as the particular reconciling items between operating profit and net income, see also Note 5 to our Consolidated Financial Statements.

In the following discussion, we analyze the results of operations of our life/health segment for the year ended December 31, 2004 as compared to December 31, 2003 using operating profit and net income as the relevant performance measures, as permitted under IFRS and as presented in our German annual report for the year 2004. We discuss and analyze the results of operations for our life/health segment for the year ended December 31, 2003 as compared to December 31, 2002 using, as in prior years, net income as the relevant performance measure.

We achieved strong growth in both our operating profit and net income.

•	Total statutory premiums increased by 6.8% to €45.2 billion in 2004, reflecting growth in new business, in particular our life/health operations in the United States and in Germany. Total statutory premiums, based on internal growth, increased by 10.0%.

•	Operating profit increased significantly by 12.1% to €1.4 billion in 2004, primarily reflecting an increase in business volume, the pricing of new business and further efficiency gains.

•	Non-operating results were up significantly by €637 million to €228 million in 2004, largely due to increased net capital gains and lower impairments on investments, as well as reduced amortization of goodwill. In 2003, amortization of goodwill reflected an impairment on goodwill of €224 million attributable to South Korea.

•	Net income rose significantly by €770 million to €808 million in 2004.

Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Statutory premium in 2004 by regions(1)

in %

(1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Statutory premiums

Despite a negative exchange rate effect, our statutory premiums increased by €2,858 million from €42,319 million in 2003 to €45,177 million in 2004. Statutory premiums, based on internal growth, increased by 10.0% as compared to 2003. However, this growth varied noticeably across different markets. Although we continued to report significant growth in the majority of our markets, in particular the United States and France, statutory premiums declined in our life/health operations in Italy, Switzerland and South Korea. In Germany, new business markedly increased after a law reorganizing the taxation of life insurance benefits in the second half of the year was enacted.

Operating profit

in € mn

Operating Profit

In 2004, operating profit from our life/health insurance operations increased significantly by 12.1% to €1,418 million as compared to 2003. This was due primarily to increases in net current income from investments and our net trading result, as well as lower net other operating income/(expenses), offset in part by increases in net insurance benefits and net acquisition costs. Important drivers for these beneficial developments were an increase in business volume, pricing of new business and further efficiency gains. Administrative expenses decreased by €37 million to €1,270 million in 2004, primarily as a result of efficiency gains. Net acquisition costs increased by €750 million, or 39.8%, to €2,635 million in 2004, primarily reflecting the strong growth in our statutory premiums. In addition, in 2003, net acquisition costs included a significant benefit from a change in calculation assumptions related to deferred policy acquisition costs. Accordingly, our statutory expense ratio increased to 9.1% in 2004 from 7.9% in 2003. Net trading income and net insurance benefits were affected by a new U.S. GAAP accounting standard (SOP 03-1), whereby investments from certain unit-linked contracts were reclassified from separate account assets to trading assets. This change led to an equal increase in both net trading income and net insurance benefits. See Note 3 of our consolidated financial statements.

Net Income

Net capital gains and impairments on investments improved by €338 million to €224 million in 2004 from a loss of €114 million in 2003. This improvement was primarily attributable to more favorable capital market conditions. Intra-group dividends and profit transfer increased by €60 million to €163 million in 2004. Amortization of goodwill decreased by €239 million to €159 million in 2004 as compared to €398 million in 2003, which reflected an impairment on goodwill of €224 million attributable to South Korea. Tax expense decreased to €469 million in 2004 from €583 million in 2003, which reflected a charge of €409 million relating primarily to a change in tax law in Germany. Minority interests in earnings grew by €134 million to €369 million in 2004 primarily due to our improved earnings, in particular in France and Italy. Overall, net income increased significantly by €770 million to €808 million in 2004.

The following table sets forth our life/health insurance segment’s income statement and key operating ratio for the years 2004 and 2003:

Years ended December 31	2004	2003
	€ mn	€ mn
Statutory premiums(1)	45,177	42,319
Gross premiums written	20,716	20,689

Premiums earned (net)(2)	18,596	18,701
Current income from investments (net)(3)	10,852	10,744
Insurance benefits (net)(4)	(25,079)	(24,189)
Net acquisition costs and administrative expenses(5)	(3,905)	(3,192)
Net trading income	1,350	218
Other operating income/(expenses) (net)	(396)	(1,017)

Operating profit	1,418	1,265

Net capital gains and impairments on investments(6)	224	(114	)(7)
Intra-group dividends and profit transfer	163	103
Amortization of goodwill	(159)	(398)

Earnings from ordinary activities before taxes	1,646	856

Taxes	(469)	(583)
Minority interests in earnings	(369)	(235)

Net income	808	38

Statutory expense ratio(8) in %	9.1	7.9

(1)	Under the Allianz Group’s accounting policies for life insurance contracts, for which we have adopted U.S. GAAP accounting standards, gross written premiums include only the cost- and risk-related components of premiums generated from unit-linked and other investment-oriented products, but do not include the full amount of statutory premiums written on these products. Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
(2)	Net of earned premiums ceded to reinsurers of €2,048 million (2003: €1,953 million).
(3)	Net of investment management expenses of €450 million (2003: €493 million) and interest expenses of €33 million (2003: €23 million).
(4)	Net insurance benefits were adjusted for income of €1,324 million (2003: expense of €661 million) related to policyholders’ participation of net capital gains and impairments on investments that were excluded from the determination of operating profit.
(5)	Comprises net acquisition costs of €2,635 million (2003: €1,885 million) and administrative expenses of €1,270 million (2003: €1,307 million). Net acquisition costs and administrative expenses do not include expenses for the management of investments and, accordingly, do not reconcile to the acquisition costs and administrative expenses as presented in the Consolidated Financial Statements.
(6)	Comprises net realized gains on investments of €253 million (2003: €169 million), and net impairments on investments of €29 million (2003: €283 million). These amounts are net of policyholders’ participation.
(7)	Includes realized gains of €743 million from sales of Crédit Lyonnais shares in 2003.
(8)	Represents ratio of net acquisition costs and administrative expenses to net premiums earned (statutory).

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The following table sets forth certain financial information for our life/health insurance operations for the years indicated:

	Year Ended December 31,
	2003	2002
	€ mn	€ mn
Gross premiums written(1)	20,689	20,663

Premiums earned (net)(2)	18,701	18,675
Interest and similar income	11,102	11,215
Income from associated enterprises and joint ventures	712	445
Other income from investments	4,294 (3)	4,932
Trading income	218	244
Fee and commission income, and income from service activities	234	200
Other income	1,431	825

Total income	36,692	36,536

Insurance benefits (net)	(23,528)	(21,013)
Interest and similar expenses	(422)	(434)
Other expenses for investments	(5,622)	(8,989)
Loan loss allowance	(3)	(10)
Acquisition costs and administrative expenses	(3,713)	(4,263)
Amortization of goodwill	(398)	(174)
Other expenses	(2,150)	(1,806)

Total expenses	(35,836)	(36,689)

Earnings from ordinary activities before taxation	856	(153)
Taxes	(583)	(54)
Minority interests in earnings	(235)	184

Net income	38	(23)

(1)	Under the Allianz Group’s accounting policies for life insurance contracts, for which we have adopted U.S. GAAP accounting standards, gross written premiums include only the cost- and risk-related components of premiums generated from unit-linked and other investment-oriented products, but do not include the full amount of statutory premiums written on these products. Statutory premiums are total revenues from sales of life insurance policies, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction. On a statutory premium basis, total premiums written were €42,319 million, €40,176 million and €33,687 million in 2003, 2002 and 2001, respectively.
(2)	Net of earned premiums ceded to reinsurers of €1,953 million and €1,989 million in 2003 and 2002, respectively. (Written premiums ceded to reinsurers, after eliminating intra-Group transactions, were €1,240 million and €1,207 million in 2003 and 2002, respectively.)
(3)	Includes realized gains of €743 million from sales of Credit Lyonnais shares.

Gross Premiums Written. Gross premiums written of our life/health operations in 2003 increased slightly by €26 million to €20,689 million in 2003 from €20,663 million in 2002. Disregarding the effects of exchange rate movements and changes in the scope of consolidation, which decreased 2003 life/health gross premiums written by €485 million and increased by €44 million, respectively, gross premiums written would have increased by €508 million, or 2.5%. On a statutory premium basis, gross premiums written increased by €2,143 million, or 5.3%, to €42,319 million in 2003 from €40,176 million in 2002, due to significant increases in sales of investment-oriented products, reflecting the general trend towards investment-oriented insurance products in particular in Italy and Taiwan. Gross premiums written for investment-oriented insurance products increased by €2,117 million, or 10.8%, to €21,630 million.

Premiums Earned (Net). On an Allianz Group-wide basis, life/health net premiums earned in 2003 and 2002 reflected earned premiums ceded to reinsurers of €1,953 million and €1,989 million, respectively. Net premiums earned increased slightly in 2003, generally consistent with the increase in gross premiums written in this period.

Other Income. Other income increased by €606 million to €1,431 million in 2003, from €825 million in 2002, due primarily to reversal of amortization deferred policy acquisition costs (net) of €215 million (2002: nil), reversal of amortization of the present value of future profits (or “PVFP”) of €50 million (2002: nil), income from reinsurance ceded of €220 million (2002: €8 million), foreign currency gains of €234 million (2002: €108 million).

Insurance Benefits (Net). Net insurance benefits for our worldwide life/health business consist of benefits paid, changes in aggregate policy reserves, and expenses of premium refunds to policyholders. Net life/health insurance benefits increased by €2,515 million, or 12%, to €23,528 million in 2003 from €21,013 million in 2002, primarily as a result of increased income from investments in 2003 resulting from the recovery of the stock markets. The increase in income from investments in turn resulted in increased policyholder participation benefits, which are included in benefits paid and changes in aggregate policy reserves, due to the participatory nature of our life insurance business. See, for example, “—Life/Health Operations By Geographic Region—Germany—Germany Life.”

Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses which consist primarily of payments and changes in deferred policy acquisition costs, administrative expenses, and net underwriting costs, decreased significantly by €550 million, or 12.9%, to €3,713 million in 2003, compared with €4,263 million in 2002, reflecting improved cost management, reduced agents’ commissions in the United States and lower amortization of deferred policy acquisition costs in Germany.

Other Expenses. Other expenses increased by €344 million to €2,150 million in 2003, from €1,806 million in 2002, due primarily to increased other expenses at our life and health operations in Germany mainly as a result of a reclassification of previous years’ deferred tax liabilities.

Amortization of Goodwill. Amortization of goodwill in our life/health lines increased by €224 million, or 128.7%, to €398 million in 2003, compared with €174 million in 2002, primarily due to a €224 million impairment writedown of the goodwill relating to Allianz Life Insurance Company Ltd., Seoul. Minority interests in earnings were €235 million in 2003, compared to a credit of €184 million in 2002, primarily as a result of increased in earnings from our French life/health insurance operations in 2003. Minority interests in earnings were a credit of €184 million in 2002, primarily due to significant losses recorded at certain investment funds in France, which are 100% accounted for in minority interests, as well as losses recorded at our French life/health insurance operations.

Net Income. Net income from life/health insurance increased by €61 million to a gain of €38 million in 2003 from a loss of €23 million in 2002, primarily as a result of improved investment results attributable to a decrease in other expenses for investments, reflecting lower realized losses and writedowns on investments as a result of the recovery of the stock market in 2003, offset in part by increased net insurance benefits and goodwill amortization. Investment results in 2003 also reflected a realized gain of €743 million from the sale of our shareholding in Credit Lyonnais. Net income from life/health insurance operations was also negatively affected by increased tax charges in 2003, reflecting primarily a change in tax laws in Germany, as a result of which the tax exempt status of dividends and capital gains from the sale of interests in equity investments was abolished. In addition, deductions for certain realized losses and writedowns on interests in investment funds are no longer permitted. The effect of such change resulted in an income tax charge of €428 million in the life/health segment.

Life/Health Operations by Geographic Region

The following table sets forth our gross life/health statutory premiums, gross premiums written, as well as earnings after taxes and before minority interests in earnings and excludes goodwill amortization, which we refer to herein as “earnings after taxes and before goodwill amortization”, by geographic region for the years indicated. Consistent with our general practice, statutory premiums, gross premiums written as well as earnings after taxes and before goodwill amortization by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	2004			2003			2002
Years ended December 31	Statutory premiums(2)	Gross premiums written	Earnings after taxes and before goodwill amortization	Statutory premiums(2)	Gross premiums written	Earnings after taxes and before goodwill amortization	Statutory premiums(2)	Gross premiums written	Earnings after taxes and before goodwill amortization
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Germany	13,958	13,202	292	13,406	12,884	(4)	12,565	12,234	119
France	4,719	1,629	282	4,438	1,572	208	4,283	1,493	(231)
Italy	8,738	1,142	294	9,197	1,239	223	7,717	1,298	287
Switzerland	1,054	516	56	1,197	557	(8)	1,197	651	(80)
Spain	676	588	45	611	540	33	551	502	30
Other Europe	2,140	1,454	97	2,133	1,356	38	1,747	1,260	(114)
United States	11,234	889	277	8,566	1,078	165	9,530	1,411	(18)
Asia-Pacific	2,551	1,228	(10)	2,603	1,372	18	2,298	1,639	(25)
Other	131	93	5	190	114	2	314	201	3

Subtotal	45,201	20,741	1,338	42,341	20,712	675	40,202	20,689	(29)

Consolidation adjustments(1)	(24)	(25)	(2)	(22)	(23)	(4)	(26)	(26)	(4)

Subtotal	45,177	20,716	1,336	42,319	20,689	671	40,176	20,663	(33)

Amortization of goodwill	—	—	(159)	—	—	(398)	—	—	(174)
Minority interests	—	—	(369)	—	—	(235)	—	—	184

Total	45,177	20,716	808	42,319	20,689	38	40,176	20,663	(23)

(1)	Represents elimination of transactions between Allianz Group companies in different geographic regions.
(2)	Under the Allianz Group’s accounting policies for life insurance contracts, for which we have adopted U.S. GAAP accounting standards, gross written premiums include only the cost- and risk-related components of premiums generated from unit-linked and other investment-oriented products, but do not include the full amount of statutory premiums written on these products. Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment- oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

Germany

•	Germany is our most important market for life/health insurance. As a percentage of our total 2004 life/health statutory premiums worldwide, Germany accounted for 30.9%.

•	In the German market, we provide life insurance products through Allianz Leben, which includes the companies Allianz Lebensversicherungs AG, Deutsche Lebensversicherungs AG and Allianz Pensionskasse AG.

•	In 2004, Allianz Leben sold approximately 1.3 million insurance policies, representing an increase of 38.6% as compared to the number of policies sold in 2003.

•	Our health insurer is Allianz Private Krankenversicherungs AG.

•	We are number one in the German market in life insurance and number three in health insurance based on market share.

Germany—Life/Health—Key Data

	2004			2003			2002
Years ended December 31	Statutory premiums	Gross premiums written	Earnings after taxes and before goodwill amortization	Statutory premiums	Gross premiums written	Earnings after taxes and before goodwill amortization	Statutory premiums	Gross premiums written	Earnings after taxes and before goodwill amortization
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Germany Life	10,938	10,182	219	10,446	9,924	(6)	9,700	9,369	62
Germany Health	3,020	3,020	76	2,960	2,960	6	2,865	2,865	64
Consolidation adjustments(1)	—	—	(3)	—	—	(4)	—	—	(7)

Total Germany	13,958	13,202	292	13,406	12,884	(4)	12,565	12,234	119

(1)	Represents elimination of transactions between Germany Life and Germany Health.

Germany Life

Germany Life—Key Data

Years ended December 31			2004	2003	2002
Statutory premiums	€	mn	10,938	10,446	9,700
Gross premiums written	€	mn	10,182	9,924	9,369
Earnings after taxes and before goodwill amortization	€	mn	219	(6)	62
Statutory expense ratio		%	10.4	6.8	9.4

The following table sets forth the components of life insurance statutory premiums in Germany for the years indicated:

	Year Ended December 31,
	2004			2003			2002
	New Business	Recurring Premiums	Total	New Business	Recurring Premiums	Total	New Business	Recurring Premiums	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Individual policies
Endowment	178	4,111	4,289	360	4,075	4,435	244	4,503	4,747
Annuities	1,837	1,833	3,670	1,577	1,817	3,394	1,477	1,522	2,999
Term	16	96	112	21	85	106	18	78	96

Subtotal	2,031	6,040	8,071	1,958	5,977	7,935	1,739	6,103	7,842
Group policies	1,222	1,645	2,867	1,017	1,494	2,511	701	1,157	1,858

Total	3,253	7,685	10,938	2,975	7,471	10,446	2,440	7,260	9,700

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Statutory premiums

Our life statutory premiums increased by €492 million, or 4.7%, to €10,938 million in 2004 from €10,446 million in 2003. This was mainly attributable to strong new business growth in the second half of 2004, due primarily to the new German Retirement Income Revenue Act (Alterseinkünftegesetz).   As a result, Allianz Leben sold a record high of approximately 1.3 million insurance policies in 2004, representing an increase of 38.6% as compared to the number of policies sold in 2003. For more information on the impact of this new law on our business, see “Information on the Company—Life/Health Insurance Operations—Life/Health Operations By Geographic Region—Germany—Germany Life”. This strong growth in new business was present in all our distribution channels. By far, the most important distribution channel continued to be our captive underwriting organization (Ausschließlichkeitsorganisation), which accounted for approximately 55% of new business in 2004. Distribution through our bancassurance channel saw a marked increase of more than 40%, reflecting the continued high growth trend we have experienced in recent years. Of the total growth in new business through the bancassurance channel, Dresdner Bank contributed approximately 67%.

Individual life insurance policies, which include endowment, term and annuity policies, accounted for 62.4% of statutory premiums from our new business in Germany in 2004. Our individual life insurance statutory premiums increased to €8,071 million in 2004 as compared to €7,935 million in 2003. New individual business increased to €2,031 million in 2004 from €1,958 million in 2003.

Group life insurance statutory premiums increased by €356 million, or 14.2%, to €2,867 million in 2004 from €2,511 million in 2003, due primarily to the continued positive effect from the new distribution capacities for occupational pension schemes developed in the last quarter of 2003.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization from life insurance operations increased by €225 million to €219 million in 2004 from a loss of €6 million in 2003, reflecting an improved investment result and lower tax charges, offset in part by increased net policy acquisition costs. Our statutory expense ratio increased to 10.4% in 2004 from 6.8% in 2003, reflecting primarily the growth in new business, as well as the change in calculation assumptions related to deferred policy acquisition costs.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. In Germany, life insurance premiums increased €555 million, or 5.9%, to €9,924 million in 2003 from €9,369 million in 2002, due primarily to a substantial increase in new business, reflecting the increased efficiency of our life insurance distribution channels, including Dresdner Bank and our brokerage distribution channels, and the commencement of operations of Allianz Pensionskasse in 2003.

Individual life insurance policies, which include endowment, term and annuity policies, accounted for 65.5% of our gross life insurance premiums written in Germany in 2003. Gross premiums written on individual life insurance remained fairly stable at €7,556 as compared to €7,551 million in 2002. New individual business increased to €1,894 million in 2003 from €1,706 million in 2002. The increase in new individual business was attributable to premium income from new Altersvermögensgesetz policies. Allianz Pensionskasse, in particular, was successful in acquiring new business.

Group life insurance gross premiums written increased €550 million, or 30.3%, to €2,368 million in 2003 from €1,818 million in 2002, due primarily to successful development of new distribution capacities for occupational pension schemes.

Earnings After Taxes and Before Goodwill Amortization. In Germany, earnings after taxes and before goodwill amortization from life insurance operations decreased by €68 million, or 109.7%, to a loss of €6 million in 2003 from income of €62 million in 2002, reflecting significantly lower realized gains on the disposition of investments and higher tax charges, offset in part by reduced impairments recorded on investments and lower acquisition costs and administrative expenses. Tax charges in 2003 amounted to €222 million and reflected the change in tax laws in Germany as a result of which the tax-exempt status of dividends and capital gains from the sale of interests in equity investments was abolished. In addition, deductions for certain realized losses and writedowns on interests in investment funds are no longer permitted. The statutory expense ratio decreased to 6.8% in 2003 from 9.4% in 2002, reflecting primarily a lower amortization of deferred policy acquisition costs due to a change in the calculation assumptions.

Germany Health

Germany Health—Key Data

Years ended December 31			2004	2003	2002
Gross premiums written	€	mn	3,020	2,960	2,865
Earnings after taxes and before goodwill amortization	€	mn	76	6	64
Loss ratio		%	68.9	68.7	71.0
Expense ratio		%	9.3	10.4	10.6

The following table sets forth the components of health insurance gross premiums written in Germany for the years 2004, 2003 and 2002:

	Year Ended December 31,
	2004	2003	2002
	€ mn	€ mn	€ mn
Individual policies	2,275	2,233	2,180
Group policies	745	727	685

Total	3,020	2,960	2,865

Medical expense insurance	2,181	2,136	2,029
Other personal supplementary insurance	396	379	370
Compulsory long-term care insurance	208	209	230
Other health insurance	235	236	236

Total	3,020	2,960	2,865

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross premiums written

Health insurance premiums increased by €60 million, or 2.0%, to €3,020 million in 2004 from €2,960 million in 2003. This increase was due primarily to rate increases in medical expense insurance and new business.

Gross premiums written on medical expense insurance, which accounted for 72.2% of health insurance premiums in Germany in 2004, increased by €45 million, or 2.1%, to €2,181 million in 2004 from €2,136 million in 2003. The increase was attributable primarily to rate increases and, to a lesser extent, new business. In view of the ongoing discussion concerning the future of the German healthcare system, new business was marginal. However, gross premiums written on other personal supplementary insurance increased to €396 million in 2004 compared to €379 million in 2003. The expected market potential for supplementary insurance, which had been opened up by a legal amendment effective from January 1, 2005, has diminished as a result of a subsequent decision by the German government denying the right of individuals subject to statutory insurance to opt for private dental cover. Gross premiums written on compulsory long-term care insurance and other health insurance in Germany declined slightly to €208 million and €235 million, respectively, in 2004.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization from our health insurance operations increased significantly by €70 million to €76 million in 2004 from €6 million in 2003, due primarily to lower tax charges as compared to 2003, which reflected the effect of the changes in German tax law in 2003. In addition, our investment result improved, largely attributable to a significant decrease in realized losses and impairments. Additionally, the reduction in acquisition costs and administrative expenses also contributed to the increase in earnings after taxes and before goodwill amortization. Our statutory expense ratio decreased to 9.3% in 2004 from 10.4% in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Health insurance premiums in Germany increased by €95 million, or 3.3%, to €2,960 million in 2003 from €2,865 million in 2002. This increase was due primarily to rate increases in medical expense insurance and to new business.

Gross premiums written on medical expense insurance, which accounted for 72.2% of health insurance premiums in Germany in 2003, increased by €107 million, or 5.3% to €2,136 million in 2003 from €2,029 million in 2002. The increase was attributable primarily to rate increases and new business. Gross premiums written on other personal supplementary insurance increased to €379 million in 2003 compared to €370 million in 2002. Gross premiums written on compulsory long-term care insurance decreased to €209 million in 2003 compared to €230 million in 2002 due to a mandatory industry-wide reduction in long-term care premium rates. Gross premiums written on other health insurance in Germany remained unchanged €236 million in 2003.

Earnings After Taxes and Before Goodwill Amortization. In Germany, earnings after taxes and before goodwill amortization from health insurance operations decreased significantly by €58 million, or 90.6%, to €6 million in 2003 from €64 million in 2002, due primarily to higher tax charges as a result of the changes in German tax law discussed above, offset in part by improved underwriting and investment results. Tax charges in total amounted to €200 million.

France

•	AGF Group ranks eighth in the French life insurance market based on market share.

•	We are number three in health insurance in France based on market share.

France—Life/Health—Key Data

Years ended December 31			2004	2003	2002
Statutory premiums	€	mn	4,719	4,438	4,283
Gross premiums written	€	mn	1,629	1,572	1,493
Earnings after taxes and before goodwill amortization	€	mn	282	208	(231)
Statutory expense ratio		%	17.3	16.5	17.9

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Statutory premiums

Statutory premiums increased by 281 million, or 6.3%, to €4,719 million in 2004 from €4,438 million in 2003. The increase was due primarily to sales momentum brought about by new products in individual life insurance through our re-organized distribution networks.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased by €74 million to €282 million in 2004 from €208 million in 2003, primarily as a result of reduced policyholders’ crediting rates as well as measures intended to improve efficiency and cost reductions. In addition, the improvement in our investment result, which was mainly attributable to lower impairments and higher net capital gains on investments, also contributed to the increase in earnings after taxes and before goodwill amortization. Our statutory expense ratio increased to 17.3% in 2004 from 16.5% in 2003 primarily due to effects resulting from accounting changes, mainly adjustments for the treatment of deferred policy acquisition costs.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written increased slightly by €79 million, or 5.3%, to €1,572 million in 2003 from €1,493 million in 2002. The increase was due primarily to increased premium income in our health and group life businesses, reflecting rate increases in our health line and strong growth in the group life market. We also experienced moderate growth in our individual life business, reflecting the growth in the French life insurance market.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization increased by €439 million to €208 million in 2003 from a loss of €231 million in 2002, primarily as a result of improved investment results reflecting primarily a realized gain of €743 million on the sale of our shareholding in Credit Lyonnais in the second quarter of 2003 and the recovery of the stock markets, as well as reduced policyholders’ crediting rates and administrative expenses.

Italy

•	Through the RAS Group and Lloyd Adriatico Group, we have an excellent position in the Italian life insurance market.

•	Together, these two groups generated statutory premiums of €8.7 billion in 2004, making us number two in the Italian market based on market share.

Italy—Life/Health—Key Data

Years ended December 31			2004	2003	2002
Statutory premiums	€	mn	8,738	9,197	7,717
Gross premiums written	€	mn	1,142	1,239	1,298
Earnings after taxes and before goodwill amortization	€	mn	294	223	287
Statutory expense ratio		%	4.4	3.5	5.0

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Statutory premiums

Statutory premiums decreased €459 million, or 5.0%, to €8,738 million in 2004 from €9,197 million in 2003. This decrease was primarily attributable to a reduction in sales of life insurance products through our bancassurance channel. This decrease was offset in part by growth in new business in our life insurance products through our representative agencies and financial planners. Our statutory premiums from our bancassurance channel decreased to €6,027 million in 2004 from €6,636 million in 2003, reflecting mainly decreased sales at CreditRas Vita, our Italian bancassurance joint venture with Uni Credito.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased to €294 million in 2004 from €223 million in 2003, due primarily to an increase in investment result, attributable to lower net impairments and higher net realized gains on investments. Our statutory expense ratio increased to 4.4% in 2004 from 3.5% in 2003 primarily due to the decrease in our statutory premiums.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written decreased €59 million, or 4.5%, to €1,239 million in 2003 from €1,298 million in 2002. This decrease was primarily attributable to higher maturities in our traditional life insurance portfolio, partially offset in part by growth in new business, mainly in investment-oriented products with capital protection features. Our bancassurance distribution channel was the main contributor to the growth in new business.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization decreased to €223 million in 2003 from €287 million in 2002, due primarily to decreased investment results, despite the recovery of the stock markets, as a result of a realized gain of €186 million from the sale of a real estate subsidiary in 2002. Earnings after taxes and before goodwill amortization were positively affected by a gain of €19 million in connection with the disposition of a derivative financial instrument that was used to hedge an investment but did not qualify for hedge accounting.

Spain

•	In Spain, our life insurance activities are handled by Allianz Seguros and Eurovida, a bancassurance joint venture.

•	Together, they increased their statutory premiums by 10.6% to €676 million.

Spain—Life/Health—Key Data

Years ended December 31			2004	2003	2002
Statutory premiums	€	mn	676	611	551
Gross premiums written	€	mn	588	540	502
Earnings after taxes and before goodwill amortization	€	mn	45	33	30
Statutory expense ratio		%	5.8	6.3	6.7

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Statutory premiums

Statutory premiums increased by 65 million, or 10.6%, to €676 million in 2004 from €611 million in 2003, due to increased sales in all lines of business, especially in our pension and traditional life business. The increase in our pension business was primarily driven by the issuance of a group policy, which amounted to €168 million. The positive development in our individual life business resulted primarily from the introduction of a new individual pension product.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased by €12 million, or 36.4%, to €45 million in 2004 from €33 million in 2003, due primarily to increased net current income from investments as a result of higher business volume. Our statutory expense ratio decreased to 5.8% in 2004 from 6.3% in 2003 mainly due to growth in sales of commission-free products and efficiency gains.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written increased by €38 million, or 7.6%, to €540 million in 2003 from €502 million in 2002, primarily due to an increase in our group pension business, reflecting the underwriting of several large group policies, as well as increases in gross premiums written in other group business and individual life business.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization increased by €3 million, or 10.0%, to €33 million in 2003 from €30 million in 2002, due primarily to improved investment results.

Switzerland

•	Allianz Suisse Lebensversicherungs-Gesellschaft posted statutory premiums of €1.1 billion, making it number six in the Swiss market based on market share.

Switzerland—Life/Health—Key Data

Years ended December 31			2004	2003	2002
Statutory premiums	€	mn	1,054	1,197	1,197
Gross premiums written	€	mn	516	557	651
Earnings after taxes and before goodwill amortization	€	mn	56	(8)	(80)
Statutory expense ratio		%	9.8	8.6	12.3

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Statutory premiums

Statutory premiums decreased by €143 million, or 11.9%, to €1,054 million in 2004 from €1,197 million in 2003. Excluding the negative effect of exchange rate movements, our statutory premiums in Switzerland decreased by 9.8%. This decrease was attributable primarily to a reduction in group life insurance business resulting from the spin-off of our “Pensionskasse”, as well as a more stringent underwriting practice. Furthermore, there was a reduction in our individual life insurance business, which was in line with the general market trend, mainly attributable to the reductions in interest rates.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization improved to €56 million in 2004 from a loss of €8 million in 2003, due primarily to improved investment and technical results. Investment results benefited from lower net realized losses and impairments on investments. In 2004, our technical result benefited from a reduction in the average guaranteed interest rates for our individual and group life insurance portfolio. As a result of a reduced premium volume, our statutory expense ratio increased significantly to 9.8% in 2004 from 8.6% in 2003.

With effect from January 1, 2005, the guaranteed interest rate for our group life insurance portfolio will increase from 2.25% to 2.50%.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written decreased by €94 million, or 14.4%, to €557 million in 2003 from €651 million in 2002. This decrease was attributable primarily loan improved actuarial method to calculate the premium collapsing.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization increased to a loss of €8 million in 2003 from a loss of €80 million in 2002, due primarily to improved investment results and reduced acquisition costs and administrative expenses, offset in part by high net insurance benefits attributable to the high guaranteed interest rate for life insurance policies in Switzerland. Earnings after taxes and before goodwill amortization in 2003 also reflected lower tax benefits as compared to 2002, which was positively affected by the capitalization of tax losses carried forward.

Other Europe

•	In 2004, we experienced continued growth in most of our other European markets, especially in Central and Eastern Europe.

Other Europe—Life/Health—Key Data

	2004			2003			2002
Years ended December 31	Statutory premiums	Gross premiums written	Earnings after taxes and before goodwill amortization	Statutory premiums	Gross premiums written	Earnings after taxes and before goodwill amortization	Statutory premiums	Gross premiums written	Earnings after taxes and before goodwill amortization
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Belgium	532	345	25	453	324	(62)	413	314	(70)
Netherlands	371	157	29	396	138	11	247	145	(33)
Austria	335	311	10	316	305	4	303	294	8
United Kingdom	198	149	3	297	143	67	263	153	(13)
Greece	82	82	(2)	82	70	1	80	71	(1)
Luxembourg	146	36	3	166	40	(9)	125	26	(7)
Portugal	85	61	9	90	59	7	74	52	8

Western and Southern Europe	1,749	1,141	77	1,800	1,079	19	1,505	1,055	(108)

Slovakia	134	125	3	126	121	6	73	71	4
Hungary	77	62	5	66	53	4	66	51	3
Czech Republic	53	44	3	45	43	2	36	35	(9)
Poland	75	38	2	66	30	1	45	27	(3)
Croatia	25	25	4	19	19	5	14	14	—
Bulgaria	14	14	3	8	8	1	6	6	—
Romania	11	3	—	3	3	—	2	1	(1)
Cyprus	2	2	—	—	—	—	—	—	—

Central and Eastern Europe	391	313	20	333	277	19	242	205	(6)

Total	2,140	1,454	97	2,133	1,356	38	1,747	1,260	(114)

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Statutory premiums in Other Europe increased by €7 million, or 0.3%, to €2,140 million in 2004 from €2,133 million in 2003. Earnings after taxes and before goodwill amortization in Other Europe increased by €59 million to €97 million in 2004, compared with €38 million in 2003, reflecting primarily increases in Belgium and the Netherlands, offset in part by a decrease in the United Kingdom.

In December 2004, we sold our life insurance business in the United Kingdom in order to concentrate on our property-casualty business in that region.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross premiums written in Other Europe increased by €96 million, or 7.6%, to €1,356 million in 2003 from €1,260 million in 2002. Earnings after taxes and before goodwill amortization in Other Europe increased by €152 million to €38 million in 2003, compared with a loss of €114 million in 2002, reflecting primarily increases in the Netherlands and Great Britain.

United States

•	Our life insurer in the United States of America is Allianz Life of North America.

•	Allianz Life of North America is the leading provider of equity-indexed annuities in the United States.

United States—Life/Health—Key Data

Years ended December 31			2004	2003	2002
Statutory premiums	€	mn	11,234	8,566	9,530
Gross premiums written	€	mn	889	1,078	1,411
Earnings after taxes and before goodwill amortization	€	mn	277	165	(18)
Statutory expense ratio		%	5.2	4.6	4.8

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Statutory premiums

Statutory premiums increased significantly by €2,668 million to €11,234 million in 2004, from €8,566 million in 2003. Excluding the negative effect of exchange rate movements of €1,071 million, statutory premiums in the United States grew by 43.6%. This increase was primarily due to higher sales of both fixed and variable annuity products, primarily driven by an expanding distribution network, the launch of new and innovative products and a relatively stable capital markets environment.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased to €277 million in 2004 from €165 million in 2003, reflecting primarily dividend income of €77 million received from an Allianz Group’s enterprise in 2004. The dividend income received was eliminated at the Allianz Group level. After eliminating this dividend income, earnings after taxes and before goodwill amortization increased by €35 million, or 21.2%.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written were €1,078 million in 2003, a decrease of €333 million from €1,411 million in 2002. On a constant currency basis, gross premiums written in the United States decreased by €121 million, or 8.6%, due primarily to the termination of certain group accident and health business in 2002, the sale of our traditional life reinsurance business in 2003 and a decrease in premiums from our fixed annuity business, offset in part by higher sales of variable annuity products through our recently expanded distribution channels.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization increased significantly by €183 million to €165 million in 2003, as compared to a loss of €18 million in 2002. This increase was primarily attributable to improved investment and capital market performance, which resulted in increased realized gains, write-ups of previously impaired investments and improved operating results on fixed and variable annuity business.

Asia-Pacific

•	In Asia-Pacific our most important markets are South Korea and Taiwan.

Asia-Pacific—Life/Health—Key Data

	2004			2003			2002
Years ended December 31	Statutory premiums	Gross premiums written	Earnings after taxes and before goodwill amortization	Statutory premiums	Gross premiums written	Earnings after taxes and before goodwill amortization	Statutory premiums	Gross premiums written	Earnings after taxes and before goodwill amortization
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
South Korea	1,370	980	(16)	1,609	1,135	(40)	1,894	1,242	(14)
Taiwan	988	126	5	827	122	63	277	277	(3)
Other	193	122	1	167	115	(5)	127	120	(8)

Total	2,551	1,228	(10)	2,603	1,372	18	2,298	1,639	(25)

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Statutory premiums

Statutory premiums decreased by €52 million, or 2.0%, to €2,551 million in 2004 from €2,603 million in 2003. On a constant currency basis, statutory premiums increased by €111 million, or 4.3%, due primarily to growth in Taiwan attributable to new business, offset in part by decreased statutory premiums in South Korea, where we continue our efforts to reorganize our insurance portfolio and focus on more profitable products with a longer maturity.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization decreased by €28 million, to a loss of €10 million in 2004 from a gain of €18 million in 2003, reflecting primarily decreased earnings in Taiwan, offset in part by an improvement in the earnings of our South Korean operations. The decrease in our Taiwan’s earnings after taxes and before goodwill amortization was mainly due to reduced realized gains on investments and lower tax benefits. Earnings after taxes and before goodwill amortization in South Korea increased primarily as a result of significant realized gains on investments, offset in part by an impairment of deferred tax assets relating to capitalized tax losses that expire in March 2006 and 2007.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written decreased by €267 million, or 16.3%, to €1,372 million in 2003 from €1,639 million in 2002. On a constant currency basis, gross premiums written in the Asia-Pacific region decreased by €65 million, or 4.0%, due primarily to decreases in our operations in Taiwan as a result of a change in the composition of business underwritten from traditional life insurance to unit-linked insurance business.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization increased by €43 million, to €18 million in 2003 from a loss of €25 million in 2002, due primarily to a substantial increase in earnings after taxes and before goodwill amortization in Taiwan by €66 million, primarily as a result of the distribution of unit-linked products, offset in part by a decrease in earnings after taxes and before goodwill amortization in South Korea by €42 million, reflecting comparatively high guaranteed interest rates under current capital market conditions.

Banking Operations

The following discussion is based on our audited consolidated financial statements and should be read in conjunction with those statements. We evaluate the results of our banking operations, which are primarily comprised of Dresdner Bank, using a financial performance measure called “operating profit”. We define our banking segment operating profit as earnings from ordinary activities before taxation, excluding net capital gains and impairments on investments, restructuring charges, net other non-operating income/(expense) and amortization of goodwill.

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of our banking operating results, including a separate presentation of the operating results of Dresdner Bank, enhances the understanding and comparability of the performance of this segment by highlighting net income attributable to ongoing segment operations and the underlying profitability of our business. This measurement is of particular importance as operating profit more clearly reflects the results of our operating revenues, our reduction of risk-weighted assets and is indicative of the effectiveness of our cost-cutting measures and risk management practices. Operating profit is not a substitute for earnings from ordinary activities before taxation or net income as determined in accordance with IFRS. Our definition of operating profit may differ from similar measures used by other companies, and may change over time. For further information on operating profit, as well as the particular reconciling items between operating profit and net income, see also Note 5 to our Consolidated Financial Statements.

In the following discussion, we analyze the results of operations of our banking segment for the year ended December 31, 2004 as compared to year ended December 31, 2003 using operating profit and net income as the relevant performance measures, as permitted under IFRS and as presented in our German annual report for the year 2004. We discuss and analyze the results of operations for our banking segment for the year ended December 31, 2003 as compared to year ended December 31, 2002 using net income as the relevant performance measure.

We stabilized operating revenues, significantly increased efficiency and markedly decreased risks.

•	In 2004, we successfully drove forward the turnaround of our banking business.

•	After an operating loss of €369 million in 2003, we successfully achieved an operating profit of €603 million in 2004, of which Dresdner Bank contributed €599 million. This positive development resulted from the impact of previous years’ cost reduction plans and the significant reduction of our net loan loss provisions through the further reduction in our non-strategic loan business within the IRU division of Dresdner Bank.

•	Additionally, and following a decline in restructuring charges, we successfully achieved a net income of €104 million in 2004 as compared to a loss of €1,279 million in 2003.

Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net income from our banking segment was €104 million in 2004, of which €142 million was generated by Dresdner Bank. After the divestment of our French mortgage banking subsidiary, Entenial, in January 2004, our banking segment’s results of operations are almost exclusively represented by Dresdner Bank, accounting for 96.6% of the total banking segment’s operating revenues in 2004. Accordingly, the discussion of our banking segment’s results of operations for the years 2004 and 2003 relate solely to the operations of Dresdner Bank.

Operating Revenues

Operating revenues remained fairly constant at €6,243 million in 2004, with only a 0.5% decrease. This was driven primarily by a 4.8% decline in net interest income to €2,275 million, resulting from the reduction of our interest-bearing assets, offset by a rise of 3.1% to €2,460 million in net fee and commission income. The commission income generated from the sales of insurance products of approximately €136 million (2003: €84 million) also contributed significantly to this increase.

Operating Profit

Operating profit of Dresdner Bank increased significantly to €599 million in 2004, compared to an operating loss of €482 million in 2003. This positive development was brought about by reductions in our administrative expenses and net loan loss provisions. Our administrative expenses were reduced by 7.5% to €5,307 million in 2004. This was largely due to our cost-cutting and restructuring measures, which resulted in savings in both personnel and non-personnel operating expenses. Personnel expenses decreased by €202 million, or 5.9%, to €3,247 million in 2004. As a result of lower expenses related to information technology and other equipment, non-personnel operating expenses also declined by 10.0% to €2,060 million. Our net loan loss provisions were reduced by 66.8% to €337 million in 2004, primarily as a result of further improved risk management processes, absence of large defaults and the reduction in our non-strategic loan business within the IRU division, thereby reducing our risk-weighted assets. Overall, our coverage ratio, which represents total loan loss allowances as a percentage of total non-performing loans and potential problem loans, increased to 60.4% at December 31, 2004 (2003: 55.9%).

Operating profit

in € mn

Net Income

Net income of Dresdner Bank improved significantly to €142 million in 2004 from a loss of €1,305 million in 2003. In addition to the positive developments in our operating profit, Dresdner Bank’s net income was also strengthened by a significant reduction in restructuring charges, which declined to €290 million in 2004 from €840 million in 2003, as well as an improvement in net other non-operating income/(expenses), which increased by €335 million to a loss of €278 million in 2004 from a loss of €613 million in 2003. During 2004, restructuring charges of €96 million resulted from our “New Dresdner” program, with a further €55 million stemming from other existing programs. Restructuring provisions of €139 million were also recorded for measures taken in optimizing our internal business processes in our Personal Banking and Dresdner Kleinwort Wasserstein divisions, as well as the reorganization of our business in Latin America. For a discussion of our restructuring programs, see “Information on the Company—Banking Operations—Cost-Cutting and Restructuring Measures.” Additionally, the sale of non-strategic investments contributed to our net capital gains and impairments on investments, which increased to €134 million in 2004 from a loss of €170 million in 2003.

The following table sets forth the income statements and key operating ratio for both our banking segment as a whole and Dresdner Bank on a stand-alone basis for the years ended December 31, 2004 and 2003:

Years ended December 31	2004		2003
	Banking Segment	Dresdner Bank	Banking Segment		Dresdner Bank
	€ mn	€ mn	€ mn		€ mn
Net interest income	2,368	2,275	2,793		2,391
Net fee and commission income	2,593	2,460	2,452		2,387
Net trading income	1,502	1,508	1,486		1,494

Operating revenues	6,463	6,243	6,731		6,272
Administrative expenses	(5,516)	(5,307)	(6,086)		(5,739)
Net loan loss provisions	(344)	(337)	(1,014)		(1,015)

Operating profit (loss)	603	599	(369)		(482)
Net capital gains and impairments on investments	140 (1)	134	(123	)(1)	(170)
Restructuring charges	(292)	(290)	(892)		(840)
Other non-operating income/(expenses)(net)	(288)	(278)	(553)		(613)
Amortization of goodwill	(244)	(244)	(263)		(270)

Earnings from ordinary activities before taxes	(81)	(79)	(2,200)		(2,375)
Taxes	286	281	1,025		1,075
Minority interests in earnings	(101)	(60)	(104)		(5)

Net income (loss)	104	142	(1,279)		(1,305)

Cost-income ratio(2) in %	85.3	85.0	90.4		91.5

(1)	Comprises primarily net realized gains on investments of €472 million (2003: €240 million), and net impairments on investments of €356 million (2003: €437 million).
(2)	Represents ratio of administrative expenses to operating revenues.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The following table sets forth certain financial information for our banking operations for the years indicated.

Year Ended December 31,	2003	2002
	€ mn	€ mn
Interest and similar income	8,089	13,336
Income (net) from investments in associated enterprises and joint ventures	27	2,071 (1)
Other income from investments	751	1,430
Trading income	1,486	1,081
Fee and commission income, and income resulting from service activities	2,956	2,925
Other income	521	432

Total income	13,830	21,275

Interest and similar expenses	(5,284)	(9,509)
Other expenses for investments	(912)	(2,225)
Loan loss provisions	(1,014)	(2,222)
Acquisition costs and administrative expenses	(6,590)	(7,581)
Amortization of goodwill	(263)	(241)
Other expenses	(1,967)	(1,034)

Total expenses	(16,030)	(22,812)

Earnings from ordinary activities before taxation	(2,200)	(1,537)
Taxes	1,025	154
Minority interests in earnings	(104)	25

Net income (loss)	(1,279)	(1,358)

(1)	Includes a realized gain of €1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank’s German asset management subsidiaries to Allianz Global Investors (formerly ADAM). See “—Asset Management Operations.” The gain on this transfer was eliminated at the Allianz Group level. In addition, this item includes a realized gain of €244 million resulting from the merger of Deutsche Hyp into Eurohypo in August 2002. See “Information on the Company—Banking Operations By Division—Other—Description of Business.”

In the following section, we discuss the consolidated results of our banking operations for the years ended December 31, 2003 and 2002. As discussed below, our banking results in 2002 were significantly affected by the merger into Eurohypo and deconsolidation on August 1, 2002 of our former mortgage banking subsidiary Deutsche Hyp (see “Information on the Company—Banking Operations By Division—Corporate Other), as well as the €1,912 million of realized gains recorded in connection with the transfer in August 2002 of Dresdner Bank’s German asset management subsidiaries to Allianz Global Investors (formerly ADAM) (see “Information on the Company—Asset Management Operations”).

Operating Revenues. We measure operating revenues in our banking operations on a net basis. Operating revenues consists of interest and similar income, current income (loss) from investments in associated enterprises and joint ventures, trading income, fee and commission income, and income resulting from service activities, less interest and similar expenses and fee and commission expenses. Operating revenues is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks, but other banks may calculate operating revenues on a different basis and accordingly may not be comparable to operating revenues as used herein.

The following table shows our banking segment operating revenues and its income statement components for the years indicated:

Year Ended December 31,	2003	2002
	€ mn	€ mn
Interest and similar income	8,089	13,336
Current income(loss) from investments in associated enterprises and joint ventures	(12)	70
Trading income	1,486	1,081
Fee and commission income	2,956	2,903
Interest and similar expenses	(5,284)	(9,509)
Fee and commission expenses(1)	(504)	(267)

Operating revenues	6,731	7,614

(1)	See “—Year Ended December 31, 2003 Compared to Year Ended December 31, 2002—Acquisition Costs and Administrative Expenses.”

Operating revenue from our banking operations was €6,731 million in 2003, a decrease of €883 million, or 11.6%, from €7,614 million in 2002, reflecting primarily decreased interest and similar income in 2003 due to lower interest rates and decreased lending volumes. These decreases were offset in part by a decline in interest and similar expense due to decreased average liability volumes and lower average interest rates.

We define our net interest spread and our net interest margin by reference to the information set forth in “Information on the Company—Selected Statistical Information Relating to Our Banking Operations—Average Balance Sheet and Interest Rate Data.” Our net interest spread in 2003, which consists of the difference between the average interest rate earned on average interest-earning assets of 3.5% and the average interest rate paid on average interest-bearing liabilities of 3.0%, was 0.5%, increasing from 0.3% at 2002. Our net interest margin, which we define as net interest income, including net interest income on trading assets and trading liabilities, as a percentage of average interest-earning assets, was 0.9% in 2003, compared to 0.7% in 2002. For further information concerning the net interest spread and net interest margin in our banking business for 2003 and prior years, see “Information on the Company—Selected Statistical Information Relating to Our Banking Operation—Net Interest Margin.”

Net Income From Investments In Associated Enterprises And Joint Ventures. Net income from investments in associated enterprises and joint ventures, which consists primarily of realized gains and losses from the disposition of such investments, was €27 million in 2003, a substantial decrease of €2,044 million, from €2,071 million in 2002, reflecting the high levels of realized gains in 2002, attributable primarily to the transfer of substantially all of Dresdner Bank’s German asset management subsidiaries to Allianz Global Investors (formerly ADAM) (€1,912 million) and the merger of Deutsche Hyp into Eurohypo (€244 million). The gain on this transfer was eliminated at the Allianz Group level.

Other Income from Investments. Other income from investments consists primarily of realized gains on investments. Other income from investments was €751 million in 2003, a decrease of €679 million, or 47.5%, from €1,430 million in 2002, reflecting large amounts of realized gains in 2002 for the disposition of equity securities, including intercompany transfers to reposition equity investments within the Allianz Group, which were eliminated at the Allianz Group level. Realized gains on the disposition of equity securities, government debt securities and corporate debt securities available-for-sale were €227 million, €81 million and €163 million, respectively, in 2003, compared to €1,265 million, €116 million and €2 million, respectively, in 2002. Other income from investments also includes the reversal of impairment writedowns on available-for-sale investment securities recognized in previous years, of €247 million in 2003 compared to €41 million in 2002, generally reflecting the improvement in global equity markets in the course of 2003.

Other Income. Other income from our banking operations was €521 million in 2003, an increase of €89 million, or 20.6%, from €432 million. Other income from our banking operations in 2003 consisted primarily of income from releasing or reducing miscellaneous accrued liabilities (€78 million), non-trading foreign currency transaction gains (€73 million), gains from disposals of fixed assets (€9 million), realized gains on the disposal of certain real estate activities to Eurohypo (€23 million), realized gains related to the sale of the institutional custody business (€40 million), realized gains from the sale of certain properties (€37 million) and miscellaneous other income (€261 million).

Other Expenses for Investments. Other expenses for investments from our banking operations consist of realized losses and impairments recorded on securities and other investments. Other expenses for investments were €912 million in 2003, a decrease of €1,313 million, or 59%, from €2,225 million in 2002, primarily reflecting decreased impairment charges and realized losses recorded on investment securities due to the recovery in the capital markets after the first quarter of 2003. Impairment charges recorded in 2003, primarily on equity securities, were €715 million, a decrease of €414 million, or 36.7%, from €1,129 million in 2002. Realized losses, mainly on investments in equity securities, were €243 million, a decrease of €853 million, or 77.8%, from €1,096 million the previous year.

Loan Loss Provisions. For the year ended December 31, 2003, additions to net loan loss provisions in our banking segment were €1,014 million, a decrease of €1,208 million, or 54.4%, from €2,222 million in 2002, reflecting primarily improved rating procedures, restructuring of the loan portfolio and reduced defaults from large loan exposures. Net loan loss provisions in 2003 consisted of €2,186 million of new provisions, offset in part primarily by releases of €1,103 million of existing provisions and recoveries of €69 million. The €1,014 million of net loan loss provisions is comprised of net specific loan loss provisions of €1,216 million, net releases of general loan loss provisions of €148 million and net releases of country risk provisions of €54 million. For additional information see “Information on the Company—Selected Statistical Information Relating to Our Banking Operations” and Note 2 to our consolidated financial statements.

We recorded new specific loan loss provisions of €2,140 million in 2003, a significant decrease of €749 million, or 25.9%, from €2,889 million in 2002, primarily as a result of reduced exposure in the corporate lending area. Of this amount, €1,580 million related to corporate borrowers, a decrease of €571 million, or 26.5%, from €2,151 million in 2002. Provisions for corporate borrowers related particularly to borrowers in Germany and North America within the manufacturing, wholesale and retail trade and utility sectors, reflecting general deterioration in credit quality and continuing insolvencies. We also recorded specific provisions relating to private individuals, primarily in Germany, of €558 million in 2003, a decrease of €107 million, or 16.1%, from €665 million in 2002, reflecting implementation of improved loan review tools and processes and restructuring of the loan portfolio. We also recorded specific provisions relating to banks of €2 million, compared to €73 million in 2002. Country loan loss provisions were a net release of €54 million in 2003, compared to a net release of €97 million in 2002, reflecting primarily decreased lending volumes and net reductions of exposures subject to country risk provisions. Net general loan loss provisions were a release of €148 million in 2003, compared to a provision of €89 million the previous year, reflecting the reduction of loan portfolio and improved risk management processes. Of the additional net loan loss provisions of €1,014 million in 2003, we recorded €884 million of total net loan loss provisions in our IRU division primarily related to corporate customers in Germany, while total of approximately €774 million of the net specific loan loss provisions in 2003 related to borrowers in Germany.

At December 31, 2003, our non-performing loans and potential problem loans were €9,581 million and €1,717 million, respectively reflecting net decreases of €2,044 million, or 17.6%, in non-performing loans and €720 million, or 29.5%, in potential problem loans from year-end 2002. For additional information on non-performing loans and potential problem loans, see “Information on the Company—Selected Statistical Information Relating to Our Banking Operations—Risk Elements.” At December 31, 2003, the ratio of the total allowances for loan losses to total loans was approximately 5.0%, reflecting a slight decrease from 5.2% at December 31, 2002, while the ratio of the total allowances for loan losses to total non-performing loans was approximately 60.1%, reflecting a slight increase from 59.9% at December 31, 2002. For a discussion of the steps we are taking to improve the quality of our loan portfolio, see “Information on the Company—Banking Operations By Division—IRU.”

In 2003, our banking segment’s gross loan charge-offs were €1,971 million, an increase of €34 million, or 1.8%, from €1,889 million in 2002, attributable primarily to an increase in charge-offs related to loans to German private individuals and foreign corporate borrowers, offset in part by a decrease in the charge-offs related to German corporate borrowers. See “Information on the Company—Selected Statistical Information Relating to our Banking Operations—Summary of Loan Loss Experience.”

Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses in our banking segment, which consist primarily personnel expenses, operating expenses and fee and commission expenses, were €6,590 million in 2003, a decrease of €991 million, or 13.1%, from €7,581 million in 2002, primarily as a result of cost-cutting and restructuring measures and the deconsolidation of Deutsche Hyp in August 2002. Personnel expenses were €3,637 million in 2003, a decrease of €698 million, or 16.1%, from €4,335 million, reflecting primarily decreased wages and salary expenses (including bonuses), social security and pension expenses due to a reduction in headcount as a result of our ongoing cost-cutting and restructuring measures. Bonus and retention payments recorded in 2003 amounted in the aggregate to €820 million, compared to €1,058 million the previous year. Operating expenses were €2,449 million in 2003, a decrease of €530 million, or 17.8%, from €2,979 million in 2002, primarily reflecting a decrease in occupancy-related costs, attributable to the on-going restructuring measures, as well as a decrease in marketing and advertising expenses. Operating expenses in 2003 consisted mainly of occupancy-related costs (€1,049 million), depreciation expenses (€294 million), expenses for amortization of software and other intangible assets (€210 million), consulting fees (€122 million), travel expenses (€107 million), marketing and advertising expenses (€76 million), training costs (€80 million) and other operating expenses (€511 million). Fee and commission expenses were €504 million in 2003, an increase of €237 million, or 88.8%, from €267 million in 2002, primarily due to the inclusion in 2003 of the activities of the banking subsidiary of RAS within our banking segment. For a discussion of our restructuring program to reduce administrative expenses, see “Information on the Company—Banking Operations—Cost-Cutting and Restructuring Measures.”

Amortization of Goodwill. Amortization of goodwill in our banking operations was €263 million in 2003, an increase of €22 million, or 9.1%, from €241 million in 2002, attributable primarily to the acquisitions of additional shareholdings in Dresdner Bank during 2002. See Note 4 to our consolidated financial statements.

Other Expenses. Other expenses from our banking operations were €1,967 million in 2003, an increase of €933 million, or 90.2%, from €1,034 million in 2002, reflecting primarily restructuring charges of €892 million, writeoffs of €714 million and €361 million of other expenses. The writeoffs related to information technology systems, impairments of certain real estate investment properties and businesses, and realized losses on business discontinuations. Restructuring charges recorded in 2003 consisted primarily of charges relating to cost-cutting measures at Dresdner Bank (€840 million). For a discussion of our restructuring programs, see “Information on the Company—Banking Operations—Cost Cutting and Restructuring Measures.” See also Note 22 to our consolidated financial statements.

Taxes. Taxes on our banking segment were a tax credit of €1,025 million in 2003, compared to a tax credit of €154 million in 2002. The increase in the tax credit in 2003 is primarily attributable to tax losses and loss carry-forwards, for which a deferred tax asset was recognized.

Minority Interests in Earnings. Minority interests in our banking segment were €104 million in 2003, compared to a credit of €25 million in 2002 due to significant increase in earnings of a French banking subsidiary of the AGF Group in 2003.

Net Income. Net income for our banking operations was a loss of €1,279 million in 2003, compared to a loss of €1,358 million in 2002, reflecting lower realized gains on investments and increased restructuring expenses, offset in part by a significantly lower level of loan loss provisions, lower impairments recorded on securities and other investments and reduced administrative expenses. The decrease in realized gains on investments was attributable to the high level of realized gains in 2002, due primarily to the transfer of substantially all of Dresdner Bank’s German asset management subsidiaries to Allianz Global Investors (formerly ADAM), the merger of Deutsche Hyp into Eurohypo and realized gains on equity securities. The amount of the loss was positively affected by a reduced level of net loan loss provisions (€1,014 million) and negatively affected by increased restructuring costs (€892 million). As a result of our cost-cutting and restructuring measures (see “Information on the Company—Banking Operations—Cost Cutting and Restructuring Measures”), we were able to further reduce administrative expenses over the course of 2003.

Banking Operations by Division

In 2003 and 2004, Dresdner Bank significantly reorganized its banking divisions. See “Information on the Company—Banking Operations—Reorganization of Business Divisions.” Following these reorganizations, Dresdner Bank now conducts its banking operations through six divisions: Personal Banking, Private & Business Banking, Corporate Banking, Dresdner Kleinwort Wasserstein, IRU and Corporate Other. The Dresdner Kleinwort Wasserstein division does not represent the legal entity Dresdner Kleinwort Wasserstein Group, Ltd. Dresdner Bank’s Corporate Other division includes Dresdner Bank’s corporate investments, corporate functions (i.e. internal service areas), corporate items, which consists of income and expense items that are not directly attributable to one of Dresdner Bank’s other five divisions, and adjustments to reflect elimination of transactions between divisions. For the purpose of the following analysis, we refer to this structure as the “Current Reporting Structure”.

Prior to the reorganizations, Dresdner Bank conducted its banking operations through two principal operating divisions, Private and Business Clients and Corporates & Markets, which for the purpose of the following analysis we refer to as the “2003 Reporting Structure”.

As a result of the various reorganizations of Dresdner Bank’s banking operations, we have included the discussion of the results of operations for our banking operations by division for the year ended December 31, 2004 as compared to year ended December 31, 2003 according to the Current Reporting Structure, while we present the discussion of the results of operations for our banking operations for the year ended December 31, 2003 as compared to year ended December 31, 2002 according to the 2003 Reporting Structure.

The following tables set forth our banking operating revenues and earnings after taxes before minority interests in earnings and excludes amortization of goodwill, which we refer to herein as “earnings after taxes and before goodwill amortization”, by division. Consistent with our general practice, operating revenues and earnings after taxes and before goodwill amortization by division are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different divisions and different segments.

Banking Operations—Key Data by Division (Current Reporting Structure)(1)

	2004		2003
Years ended December 31	Operating revenues(2)	Earnings after taxes and before goodwill amortization	Operating revenues(2)	Earnings after taxes and before goodwill amortization
	€ mn	€ mn	€ mn	€ mn
Personal Banking	1,861	3	1,870	(121)
Private & Business Banking	1,154	193	1,108	151
Corporate Banking	1,039	298	1,065	206
Dresdner Kleinwort Wasserstein	2,074	181	2,174	246
IRU	383	21	632	(871)
Corporate Other	(268)	(250)	(577)	(641)

Dresdner Bank	6,243	446	6,272	(1,030)

Other Banks(3)	220	3	459	118

Subtotal	6,463	449	6,731	(912)
Amortization of goodwill	—	(244)	—	(263)
Minority Interests	—	(101)	—	(104)

Total	6,463	104	6,731	(1,279)

Banking Operations—Key Data by Division (2003 Reporting Structure)(1)

	Year Ended December 31,
	2003		2002
	Operating Revenues(2)	Earnings after Taxes and before Goodwill Amortization	Operating Revenues(2)	Earnings after Taxes and before Goodwill Amortization
	€ mn	€ mn	€ mn	€ mn
Private and Business Clients	3,229	(173)	3,198	(304)
Corporates & Markets	3,727	(273)	3,877	(1,642)
Other	(225)	(466)	539	804

Subtotal	6,731	(912)	7,614	(1,142)

Amortization of goodwill	—	(263)	—	(241)
Minority Interests	—	(104)	—	25

Total	6,731	(1,279)	7,614	(1,358)

(1)	The Current Reporting Structure reflects (a) the splitting of the former Private & Business Clients division into two new divisions, Personal Banking and Private & Business Banking, effective in 2004, (b) the reorganization of the banking divisions in 2003, including the splitting of the former Corporates & Markets division into two new divisions, Corporate Banking and Dresdner Kleinwort Wasserstein, as well as the formation of IRU in 2003, and (c) the reclassification of the banking operations, other than Dresdner Bank, that were previously included within our former Private & Business Clients division and our former Corporates & Markets division to our former Other division. Furthermore, for the purpose of presenting the results of operations of Dresdner Bank separately from others within the banking segment, we have also split our former Other division into Corporate Other division and Other Banks. The 2003 Reporting Structure, however, does not reflect any of these re-organizations.
(2)	Consists of net interest income, net fee and commission income, and net trading income. Operating revenue is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks, but other banks may calculate operating income on a different basis and accordingly may not be comparable to operating income as used herein. With effect from January 1, 2004, current income(loss) from investments in associated enterprises and joint ventures is included within operating revenues. This change resulted in a decrease of €12 million and an increase of €70 million to operating revenues in 2003 and 2002, respectively. Furthermore, operating revenues excludes income from service activities, which resulted in a decrease of €22 million to operating revenues in 2002.
(3)	Consists of non-Dresdner Bank banking operations within our banking segment.

Banking Operations—Key Data by Geographical Region

	Operating revenues(1)			Earnings after taxes and before goodwill amortization
	2004	2003	2002	2004	2003	2002
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Germany	4,258	3,401	4,619	694	(282)	1,858
Rest of Europe	1,695	2,397	1,700	(137)	26	(999)
NAFTA	359	385	854	149	(351)	(1,527)
Rest of world	151	548	441	90	197	(474)

Subtotal	6,463	6,731	7,614	796	(410)	(1,142)

Consolidation adjustments(2)	—	—	—	(347)	(502)	—

Total	6,463	6,731	7,614	449	(912)	(1,142)

(1)	Consists of net interest income, net fee and commission income, and net trading income. Operating revenue is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks, but other banks may calculate operating income on a different basis and accordingly may not be comparable to operating income as used herein. With effect from January 1, 2004, current income(loss) from investments in associated enterprises and joint ventures is included within operating revenues. This change resulted in a decrease of €12 million and an increase of €70 million to operating revenues in 2003 and 2002, respectively. Furthermore, operating revenues excludes income from service activities, which resulted in a decrease of €22 million to operating revenues in 2002.
(2)	Represents elimination of intercompany transactions between Allianz Group companies in different geographical regions.

Banking Operations By Division—Current Reporting Structure

The following analysis presents the results of operations for our banking operations for the year ended December 31, 2004 compared to the year ended December 31, 2003 according to our Current Reporting Structure and provides a discussion of each division. The Current Reporting Structure reflects (a) the splitting of the former Private and Business Clients division into two new divisions, Personal Banking and Private & Business Banking, effective in 2004, (b) the reorganization of the banking divisions in 2003, including the splitting of the former Corporates & Markets division into two new divisions, Corporate Banking and Dresdner Kleinwort Wasserstein, as well as the formation of IRU, and (c) the reclassification of the banking operations, other than Dresdner Bank, that were previously included within our former Private and Business Clients division and our former Corporates & Markets division to our former Other division. Furthermore, for the purpose of presenting the results of operations of Dresdner Bank separately from others within the banking segment, the former Other division has been split into Corporate Other division and Other Banks.

Personal Banking

Personal Banking—Key Data

Years ended December 31	2004	2003
	€ mn	€ mn
Net interest income	1,014	1,076
Net fee and commission income	836	779
Net trading income	11	15

Operating revenues	1,861	1,870
Administrative expenses	(1,648)	(1,734)
Net loan loss provisions	(138)	(206)

Operating profit (loss)	75	(70)
Net capital gains and impairments on investments	7	1
Restructuring charges	(83)	(139)
Other non-operating income/(expenses)(net)	1	7

Earnings before taxes and goodwill amortization	—	(201)
Taxes	3	80

Earnings after taxes and before goodwill amortization	3	(121)

Cost-income ratio in %	88.6	92.7

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating revenues

Operating revenues were €1,861 million in 2004, a decrease of €9 million, or 0.5%, from €1,870 million in 2003, reflecting primarily a decrease in net interest income partly offset by an increase in net fee and commission income. Net interest income was down primarily in the deposit business, which was negatively affected by lower market interest rates in 2004 as compared to 2003. As a result of increased activities in our securities and insurance businesses, net fee and commission income increased to €836 million in 2004, or 7.3%, from €779 million in 2003.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization improved significantly to €3 million in 2004, compared to a loss of €121 million in 2003, due primarily to stricter cost management and further reduction in headcount, mainly in the back office function. As a result, our cost-income ratio decreased to 88.6% in 2004 from 92.7% in 2003. Our net loan loss provision decreased to €138 million in 2004, or 33.0%, from €206 million in 2003 due to proactive management of our credit risks.

Private & Business Banking

Private & Business Banking—Key Data

Years ended December 31	2004	2003
	€ mn	€ mn
Net interest income	439	445
Net fee and commission income	692	641
Net trading income	23	22

Operating revenues	1,154	1,108
Administrative expenses	(743)	(749)
Net loan loss provisions	(76)	(76)

Operating profit (loss)	335	283
Net capital gains and impairments on investments	2	9
Restructuring charges	(21)	(35)
Other non-operating income/(expenses)(net)	(8)	(20)

Earnings before taxes and goodwill amortization	308	237
Taxes	(115)	(86)

Earnings after taxes and before goodwill amortization	193	151

Cost-income ratio in %	64.4	67.6

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating revenues

Operating revenues increased to €1,154 million in 2004, or 4.2%, from €1,108 million in 2003, reflecting primarily an increase in net fee and commission income to €692 million in 2004 from €641 million in 2003. Successful sales activities, product innovations in the securities business and an increased efficiency in our distribution channels contributed to this development. Our net interest income remained fairly stable in 2004.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased by €42 million, or 27.8%, to €193 million in 2004 from €151 million in 2003. This result was driven by a strengthening of our operating revenues, as well as a stable net loan loss provision and declining restructuring charges and net other non-operating income/(expense) of €14 million and €12 million, respectively, from 2003.

Corporate Banking

Corporate Banking—Key Data

Years ended December 31	2004	2003
	€ mn	€ mn
Net interest income	666	695
Net fee and commission income	317	316
Net trading income	56	54

Operating revenues	1,039	1,065
Administrative expenses	(479)	(501)
Net loan loss provisions	(55)	(118)

Operating profit (loss)	505	446
Net capital gains and impairments on investments	2	(3)
Restructuring charges	(17)	(90)
Other non-operating income/(expenses)(net)	5	(8)

Earnings before taxes and goodwill Amortization	495	345
Taxes	(197)	(139)

Earnings after taxes and before goodwill amortization	298	206

Cost-income ratio in %	46.1	47.0

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating revenues

Operating revenues were €1,039 million in 2004, a slight decrease of 2.4%, as compared to €1,065 million in 2003, reflecting mainly a decrease in net interest income and current income. Reductions due to significantly decreased risk-weighted assets, which declined 13.2% in 2004, were partially offset by our improved interest margins. Primarily as a result of increased sales of structured products, net fee and commission income remained unchanged despite intense competition.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased to €298 million in 2004, from €206 million in 2003, reflecting a decrease in administrative expenses by 4.4% from €501 million in 2003 to €479 million in 2004 and a substantial decline in restructuring charges from €90 million in 2003 by 81.1% to €17 million in 2004. Our net loan loss provisions also declined by €63 million, or 53.4%, to €55 million in 2004 from €118 million in 2003, due primarily to proactive management of our credit risks.

Dresdner Kleinwort Wasserstein

Dresdner Kleinwort Wasserstein—Key Data

Years ended December 31	2004	2003
	€ mn	€ mn
Net interest income	389	344
Net fee and commission income	549	560
Net trading income	1,136	1,270

Operating revenues	2,074	2,174
Administrative expenses	(1,828)	(1,876)
Net loan loss provisions	1	45

Operating profit (loss)	247	343
Net capital gains and impairments on investments	21	33
Restructuring charges	(44)	(30)
Other non-operating income/(expenses)(net)	(7)	17

Earnings before taxes and goodwill amortization	217	363
Taxes	(36)	(117)

Earnings after taxes and before goodwill amortization	181	246

Cost-income ratio in %	88.1	86.3

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating revenues

Operating revenues decreased by €100 million, or 4.6%, to €2,074 million in 2004 from €2,174 million in 2003, mainly reflecting decreased net trading income due to significantly reduced risk capital.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization decreased by €65 million, or 26.4%, to €181 million in 2004 from €246 million in 2003. As a result of strict cost control, administrative expenses declined to €1,828 million in 2004 from €1,876 million in 2003. However, our cost-income ratio increased to 88.1% in 2004 from 86.3% in 2003, mainly reflecting the decrease in operating revenues.

IRU

IRU—Key Data

Years ended December 31	2004	2003
	€ mn	€ mn
Net interest income	333	500
Net fee and commission income	53	118
Net trading income	(3)	14

Operating revenues	383	632
Administrative expenses	(287)	(465)
Net loan loss provisions	(174)	(849)

Operating profit (loss)	(78)	(682)
Net capital gains and impairments on investments	128	(109)
Restructuring charges	(73)	(145)
Other non-operating income/(expenses)(net)	(143)	(277)

Earnings before taxes and goodwill amortization	(166)	(1,213)
Taxes	187	342

Earnings after taxes and before goodwill amortization	21	(871)

Cost-income ratio in %	74.9	73.6

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating revenues

Operating revenues were €383 million in 2004, a decrease of €249 million from €632 million in 2003, reflecting primarily the accelerated exit from our non-strategic loan business with disposals aggregating €8.8 billion of loan exposure. This is also reflected by the reduction of our risk-weighted assets, which decreased by 57.3% to an average of €6.7 billion in 2004 and €4.2 billion at December 31, 2004.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization was €21 million in 2004, an increase of €892 million from a loss of €871 million in 2003, reflecting a significant decline in both restructuring charges and net other non-operating income/(expenses) of €72 million and €134 million, respectively. Administrative expenses decreased by €178 million from €465 million in 2003 to €287 million in 2004 primarily due to measures taken to reduce headcount and operating costs in light of the reduction of IRU portfolios. Our net loan loss provisions decreased €675 million to €174 million in 2004 as compared to €849 million in 2003. The release of loan loss provisions in our international portfolio also contributed to this significant development. Additionally, our net capital gains and impairments on investments improved by €237 million to €128 million in 2004, driven primarily by sales of non-strategic investments.

Corporate Other

Corporate Other—Key Data

Years ended December 31	2004	2003
	€ mn	€ mn
Net interest income(1)	(566)	(669)
Net fee and commission income	13	(27)
Net trading income(2)	285	119

Operating revenues	(268)	(577)
Administrative expenses	(322)	(414)
Net loan loss provisions	105	189

Operating profit (loss)	(485)	(802)
Net capital gains and impairments on investments	(26)	(101)
Restructuring charges	(52)	(401)
Other non-operating income/(expenses)(net)	(126)	(332)

Earnings before taxes and goodwill amortization	(689)	(1,636)
Taxes	439	995

Earnings after taxes and before goodwill amortization	(250)	(641)

(1)	Comprises primarily capital benefit of the operating divisions of €399 million (2003: €452 million) and expenses of €324 million (2003: €365 million) from the effect of IAS 39. Capital benefit represents expenses relating to the allocation of net interest earned on risk capital that was assigned to the respective operating divisions.
(2)	Comprises primarily income of €340 million (2003: €161 million) from the effect of IAS 39.

The Corporate Other division contains income and expense items that are not assigned to Dresdner Bank’s operating divisions. These items include, in particular, expenses for central functions and projects affecting Dresdner Bank as a whole which are not allocated to the operating divisions, as well as provisioning requirements for country and general risks, and realized gains and losses from Dresdner Bank’s non-strategic investment portfolio.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating revenues

Operating revenues improved significantly by €309 million to a loss of €268 million in 2004 from a loss of €577 million in 2003, reflecting primarily the favorable development of the effect from IAS 39, which accounted for positive movements of €41 million in net interest income and €179 million in net trading income.

Earnings after taxes and before goodwill amortization

Earnings after taxes and before goodwill amortization increased by €391 million, or 61.1%, to a loss of €250 million in 2004 from a loss of €641 million in 2003. This improvement was primarily a result of the improved operating profit combined with lower restructuring charges from our service functions and a reduction of other operating expenses due to impairments on information technology software recorded in 2003.

Banking Operations By Division—2003

Reporting Structure

The following analysis presents the results of operations for our banking operations for the year ended December 31, 2003 compared to the year ended December 31, 2002 according to our 2003 Reporting Structure and provides a discussion of each division of this former structure. The 2003 Reporting Structure does not reflect (a) the splitting of the Private and Business Clients division into two new divisions, Personal Banking and Private & Business Banking, effective in 2004, (b) the reorganization of the banking divisions in 2003, including the splitting of the former Corporates & Markets division into two new divisions, Corporate Banking and Dresdner Kleinwort Wasserstein, as well as the formation of IRU, nor (c) the reclassification of the banking operations, other than Dresdner Bank, that were included within our former Private and Business Clients division and our former Corporates & Markets division to our former Other division. In addition, the former Other division was not split into Corporate Other division and Other Banks.

For a description of the business conducted by our former Private and Business Clients division, see the business descriptions of its successor divisions, Personal Banking and Private & Business Banking, in “Information on the Company—Banking Operations—Personal Banking” and “Information on the Company—Banking Operations—Private & Business Banking,” respectively. For a description of the business conducted by the former Corporates & Markets division, see the business descriptions of its successor divisions, Corporate Banking and Dresdner Kleinwort Wasserstein, in “Information on the Company—Banking Operations—Corporate Banking” and “Information on the Company—Banking Operations—Dresdner Kleinwort Wasserstein”, respectively. For a description of the activities conducted by our former Other division, see the business description of our Corporate Other division in “Information on the Company—Banking Operations—Corporate Other.” Although instructive, the business descriptions of the divisions representing the Current Reporting Structure do not correspond exactly to the scope of their predecessor divisions of the 2003 Reporting Structure given the extent of the reorganizations in recent years.

Private and Business Clients

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Operating Revenues. Operating revenues increased slightly to €3,229 million in 2003, as compared to €3,198 million in 2002, reflecting primarily a slight increase in fee and commission income. The increase in fee and commission income resulted from successful sales activities in the domestic and foreign securities businesses.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization was a loss of €173 million in 2003, an improvement of €131 million, or 43.1%, from a loss of €304 million in 2002, primarily as a result of significant reduction in administrative expenses due to systematic cost management. Loan loss provisions were also reduced over the prior year due to implementation of improved loan review tools and processes and the restructuring of the loan portfolio. Earnings after taxes and before goodwill amortization was negatively affected by restructuring charges of €270 million in connection with Dresdner Bank’s 2003 initiative to eliminate positions in the back-office areas and support functions.

Corporates & Markets

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Operating Revenues. Operating revenues was €3,727 million in 2003, a decrease of €150 million, or 3.9%, from €3,877 million in 2002.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization improved significantly by €1,369 million to a loss of €273 million in 2003, from a loss of €1,642 million in 2002, primarily as a result of reduced loan loss provisions and reduced administrative expenses related to cost-cutting and restructuring measures.

Other

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Operating Revenues. Operating revenues was a loss of €225 million in 2003, a decrease of €764 million, or 141.7%, from an income of €539 million in 2002, reflecting primarily net interest expense on our investment portfolio, the aggregate negative effect from the application of IAS 39 and negative consolidation effects.

Earnings After Taxes and Before Goodwill Amortization. Earnings after taxes and before goodwill amortization was a loss of €466 million in 2003, a decrease of €1,270 million, or 158.0%, from €804 million in 2002, primarily as a result of an increase in restructuring charges and other expenses recorded in 2003, including, impairment losses on information technology systems and real estate, and a decrease in realized gains recognized in 2003.

Asset Management Operations

The following discussion is based on our audited consolidated financial statements and should be read in conjunction with those statements. We evaluate the results of our asset management operations using a financial performance measure called “operating profit”. We define our asset management segment operating profit as earnings from ordinary activities before taxation, excluding acquisition-related expenses and amortization of goodwill.

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of our asset management operating results enhances the understanding and comparability of the performance of this segment by highlighting net income attributable to ongoing segment operations and the underlying profitability of our business. Operating profit is not a substitute for earnings from ordinary activities before taxation or net income as determined in accordance with IFRS. Our definition of operating profit may differ from similar measures used by other companies, and may change over time. For further information on operating profit, as well as the particular reconciling items between operating profit and net income, see also Note 5 to our Consolidated Financial Statements.

In the following discussion, we analyze the results of operations of our asset management segment for the year ended December 31, 2004 as compared to December 31, 2003 using operating profit and net income as the relevant performance measures, as permitted under IFRS and as presented in our German annual report for the year 2004. We discuss and analyze the results of operations for our asset management segment for the year ended December 31, 2003 as compared to December 31, 2002 using, as in prior years, net income as the relevant performance measure.

We continued to significantly increase our operating profit.

•	The Allianz Group is one of the five largest asset managers in the world based on assets under management. In 2004, we achieved net inflows of €31 billion to third-party assets under management.

•	In spite of the negative effects of exchange rate movements of €31 billion, our third-party assets, most of which are managed in U.S. dollars, increased by €20 billion, or 3.5%, to €585 billion in 2004.

•	Operating profit improved by €123 million to €856 million in 2004. After deducting acquisition-related expenses, amortization of goodwill, taxes and minority interests, our asset management segment reported a net loss of €152 million in 2004 from a net loss of €270 million in 2003.

The assets under management by the Allianz Group consist of third-party assets, group’s own investments and separate account assets.

Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our asset management segment’s results of operations are almost exclusively represented by Allianz Global Investors, which accounted for 99.7% of our total asset management segment’s operating revenues in 2004. Accordingly, the discussion of our asset management segment’s results of operations for the years 2004 and 2003, relate solely to the operations of Allianz Global Investors.

Operating Revenues

Operating revenues of Allianz Global Investors increased by €63 million, or 2.8%, to €2,301 million in 2004. Excluding the negative effects from exchange rate movements, operating revenues increased by €226 million, representing a growth rate of 10.1%. This growth reflected positive business developments worldwide, resulting primarily from higher average assets under management driven by significant net inflows and favorable capital markets in 2004. We recorded the strongest growth rate in our Asia-Pacific business, which was also due to a much lower base (assets under management) as compared to our businesses in the United States and Europe.

Operating Profit

Operating profit of Allianz Global Investors increased significantly by €118 million, or 16.1%, to €851 million in 2004. Excluding the effects of exchange rate movements, operating profit would have improved by €182 million, or 24.8%, in 2004, primarily due to growth in our operating revenues.

While operating revenues increased, operating expenses decreased by €55 million, or 3.7%, to €1,450 million in 2004. Excluding the effects of exchange rate movements, operating expenses increased by 2.9% to €1,549 million in 2004. On a constant currency basis, personnel expenses remained stable at €908 million in 2004 (2003: €907 million), while non-personnel expenses increased by €42 million, or 7.0%, to €641 million in 2004.

Operating profit

in € mn

In all regions, the increase in operating expenses was below the growth we experienced in our operating revenues. This development was due primarily to strict cost management in all entities and restructuring measures initiated in 2002 and 2003, especially concerning our equity investment managers and our operations in Germany. These restructuring measures, which include consolidating our product offerings, streamlining and automation of our backoffice operations, and reduction of our headcount, led to a decrease in our cost base and improved operational efficiency.

As a result of the above mentioned developments, our cost-income ratio improved from 67.2% in 2003 to 63.0% in 2004. Excluding the effects from exchange rate movements, our cost-income ratio improved to 62.9% in 2004.

Net Income

Net income of Allianz Global Investors was a lower-than-expected loss of €157 million in 2004, representing a significant improvement from the loss of €270 million in 2003. Acquisition-related expenses and amortization of goodwill, in aggregate, amounted to €803 million in 2004 as compared to €836 million in 2003. Thereof, amortization of goodwill and amortization related to capitalized loyalty bonuses for PIMCO management was €380 million and €125 million, respectively, in 2004. These loyalty bonuses expire in 2005. Of the total acquisition-related expenses, €125 million was related to retention payments for the management and employees of PIMCO and Nicholas Applegate and €173 million was due to the deferred purchases of interests in PIMCO. These retention payments and deferred purchases of interests in PIMCO were agreed upon at the time these investment companies were acquired.

During 2004, a subsidiary of Allianz AG exercised its right to call a total of approximately $500 million of the remaining ownership interest that is held by the former parent company of PIMCO, with payment therefor made in April and November 2004. Following these transactions, the remaining ownership interest that is held by the former parent of PIMCO was reduced to approximately 6% at December 31, 2004.

The following table sets forth the income statements and key operating ratio for both our asset management segment and Allianz Global Investors on a stand-alone basis for the years ended December 31, 2004 and 2003:

	2004		2003
Years ended December 31	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn
Operating revenues	2,308	2,301	2,238	2,238
Operating expenses	(1,452)	(1,450)	(1,505)	(1,505)

Operating profit	856	851	733	733
Acquisition-related expenses(1)	(423)	(423)	(467)	(467)
Amortization of goodwill	(380)	(380)	(369)	(369)

Earnings from ordinary activities before taxes	53	48	(103)	(103)
Taxes	(34)	(34)	16	16
Minority interests in earnings	(171)	(171)	(183)	(183)

Net income (loss)	(152)	(157)	(270)	(270)

Cost-income ratio(2) in %	62.9	63.0	67.2	67.2

(1)	Comprises amortization charges of €125 million (2003: €137 million) relating to capitalized loyalty bonuses for PIMCO management, charges of €125 million (2003: €159 million) relating to retention payments for the management and employees of PIMCO and Nicholas Applegate, as well as charges of €173 million (2003: €171 million) in connection with the deferred purchases of interests in PIMCO.
(2)	Represents ratio of operating expenses to operating revenues.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The following table sets forth certain summarized financial information for our asset management operations for the years indicated:

	Year Ended December 31,
	2003	2002
	€ mn	€ mn
Interest and similar income	78	119
Income from associated enterprises and joint ventures	10	(12)
Other income from investments	16	35
Trading income	30	(1)
Fee and commission income, and income from service activities	2,892	2,918
Other income	33	126

Total income	3,059	3,185

Interest and similar expenses	(29)	(89)
Other expenses for investments	(6)	(22)
Net loan loss provision	—	(2)
Acquisition costs and administrative expenses	(2,300)	(2,473)
Amortization of goodwill	(369)	(377)
Other expenses	(458)	(551)

Total expenses	(3,162)	(3,514)

Earnings from ordinary activities before taxation	(103)	(329)
Taxes	16	92
Minority interests in earnings	(183)	(230)

Net income	(270)	(467)

Net Income. Asset management net income increased by €197 million, to a net loss of €270 million in 2003 from a net loss of €467 million in 2002, due primarily to decreases in other expenses and acquisition costs and administrative expenses, which more than offset the decrease in fee and commission income, and income from service activities in 2003. Total income, which consists primarily of fee and commission income, and income from service activities, decreased by €126 million, or 4.0%, to €3,059 million in 2003 from €3,185 million in 2002, reflecting primarily the negative effects of movements in exchange rates, offset in part by increased fee and commission income from higher average assets under management. Total expenses decreased by €352 million, or 10.0%, to €3,162 million in 2003 from €3,514 million in 2002, due primarily to restructuring measures implemented in 2003 and 2002 at virtually all of our equity investment operations to increase operational efficiency by reducing personnel and streamlining backoffice operations and product lines. Total expenses included acquisition-related expenses of €836 million recorded in 2003. The acquisition-related expenses consisted mainly of amortization of goodwill of €369 million associated with the acquisitions of Dresdner Bank, PIMCO and Nicholas-Applegate and amortization charges of €137 million relating to capitalized retention payments to key executives of the PIMCO Group, which are being amortized over periods of five to seven years from the date of the acquisition. Another €330 million were primarily retention and compensation payments for the management and employees of PIMCO and Nicholas-Applegate. In addition, minority interest amounted to €183 million, of which €66 million relates to PIMCO’s former parent company, which continues to hold a minority ownership interest in PIMCO. Excluding the effects of the acquisition-related expenses of €836 million, earnings from ordinary activities before taxation from our asset management operations would have been €733 million in 2003.

Pursuant to the restructuring of our ownership interest in PIMCO, beginning with the quarter ended

March 31, 2003, neither we nor PIMCO’s former parent company could put or call the entire ownership interest of PIMCO’s former parent company in PIMCO with effect prior to October 2004, although either party could put or call up to $250 million of such ownership interest in any calendar quarter. In 2003, the former parent company of PIMCO exercised its right to put a total of $1 billion of such ownership interest to Allianz, approximately $250 million in each quarter of 2003. Payment for the put of such interests during the first three quarters of 2003, which totaled $750 million, had been made as of December 31, 2003. The put for such interests during the fourth quarter of 2003, which amounted to $250 million, had been made as of January 12, 2004. In addition, on March 31, 2004, a subsidiary of Allianz AG exercised its right to call $250 million of the remaining ownership interest that is held by the former parent company of PIMCO, with payment therefor made in April 2004.

Assets Under Management

Assets Under Management

in € bn

The following table sets forth certain key data concerning our asset management operations at December 31 for the years indicated:

Assets Under Management—Key Data

Fair Values as of December 31	2004			2003		2002
	€ mn		%	€ mn	%	€ mn	%
Third-party assets(1)	584,624		54.2	564,714	56.7	560,588	56.7
Group’s own investments(2)	477,387	(3)	44.3	398,818	40.0	403,061	40.7
Separate account assets(1)	15,851	(3)	1.5	32,460	3.3	25,657	2.6

Total	1,077,862		100.0	995,992	100.0	989,306	100.0

(1)	Assets are presented at fair value.
(2)	Includes adjustments to reflect real estate and investments in associated enterprises and joint ventures at fair value. These adjustments were made in order to reflect the definition of group’s own investments used by management for its controlling purposes.
(3)	As a result of a new accounting standard, investments from certain unit-linked contracts were reclassified from separate account assets to trading assets, which are included within group’s own investments.

We manage our third-party asset management business primarily through our asset management subsidiary Allianz Global Investors (operated under ADAM until October 2004). As of December 31, 2004, Allianz Global Investors managed approximately €550 billion, or 94.0%, of our third-party assets under management and approximately €214 billion, or 44.8%, of our group’s own investments. The remainder of our third-party assets are managed by Dresdner Bank (approximately €19 billion, or 3.2%) and other Allianz Group companies (approximately €16 billion, or 2.8%). The remaining group’s own investments, as well as separate account assets continue to be managed by the respective Allianz Group’s insurance companies around the world.

Third-Party Assets

The following table sets forth our third-party assets under management by geographic region at December 31 for the years indicated:

Third Party Assets—by Geographic Region(1)

Fair Values as of December 31	2004		2003		2002
	€ bn	%	€ bn	%	€ bn	%
Allianz Global Investors
Germany	89	15.2	84	14.9	80	14.2
Rest of Europe	39	6.6	39	6.9	37	6.6
United States	411	70.3	392	69.4	387	69.0
Rest of World	11	1.9	8	1.4	9	1.6

Subtotal	550	94.0	523	92.6	513	91.4
Other(2)	35	6.0	42	7.4	48	8.6

Total	585	100.0	565	100.0	561	100.0

(1)	Represents location of Allianz Group asset management operations.
(2)	Consists of third-party assets managed by Dresdner Bank (€19 billion, €20 billion and €24 billion in 2004, 2003 and 2002, respectively) and by other Allianz Group companies (€16 billion, €22 billion and €24 billion in 2004, 2003 and 2002, respectively).

Overall, third-party assets account for approximately 54.2% or €585 billion of assets managed by the Allianz Group. The value of this portfolio increased by €20 billion, including net inflows of €31 billion and market-related increases of €32 billion. This increase in value of our third-party assets more than compensates the negative effects from exchange rate movements of €31 billion, resulting primarily from the weakness of the U.S. dollar as compared to the Euro. Our third-party assets under management were also negatively affected by the withdrawal from our joint venture with Meiji Life in Japan, which resulted in a €12 billion decline in our third-party assets under management.

The following tables show our third-party assets under management by investment category and by investor class at December 31 for the years indicated:

Third Party Assets—by Investment Category

Fair Values as of December 31	2004		2003		2002
	€ bn	%	€ bn	%	€ bn	%
Fixed income	437	74.7	409	72.4	405	72.2
Equity	138	23.6	146	25.8	141	25.1
Other(1)	10	1.7	10	1.8	15	2.7

Total	585	100.0	565	100.0	561	100.0

(1)	Includes primarily investments in real estate.

Third Party Assets—by Investor Class

Fair Values as of December 31	2004		2003		2002
	€ bn	%	€ bn	%	€ bn	%
Institutional	347	59.3	336	59.5	403	71.8
Retail	238	40.7	229	40.5	158	28.2

Total	585	100.0	565	100.0	561	100.0

We have strong market positions in the United States and Germany. 70.3% and 15.2% of our third-party assets under management originated from the United States and Germany, respectively. Of the total third-party assets under management, 74.7% and 23.6% were invested in fixed income securities and equities, respectively. Institutional customers accounted for 59.3% of our third-party assets under management. This customer segment requires us to provide the highest standards in terms of quality of products and services. Our high standards also benefited our retail clients, which accounted for 40.7% of our third-party assets under management.

In 2004, we achieved a number of successes:

•	With net inflows of €37.0 billion, our fixed-income fund business achieved significant growth.

•	Due to its strong product performance, our PIMCO Total Return Fund increased its assets under management to USD 79.0 billion at December 31, 2004, and thus continued to be the largest actively-managed fixed-income fund in the world.

•	PIMCO Total Return Fund’s European equivalent, the dit-Euro Bond Total Return Funds, recorded assets under management of €5.5 billion at December 31, 2004. With net inflows of more than €1.9 billion in 2004, it was once again Germany’s best selling fixed-income fund.

United States

At December 31, 2004, our asset management companies in the United States managed third-party assets of €411.0 billion, reflecting an increase of €18.6 billion. On a constant currency basis, third-party assets under management increased by €51.5 billion in 2004. Assets managed for institutional investors in the United States increased by €7.8 billion to €267.4 billion in 2004. Assets managed for retail clients increased to €143.6 billion in 2004 from €132.8 billion in 2003.

In the institutional business, PIMCO, our entity specializing in fixed income investments, again achieved significant improvements in third-party assets. Despite a negative currency effect of €26.5 billion, PIMCO increased third-party assets by €26.6 billion to €342.2 billion in 2004, with net inflows of €33.2 billion and market-related increases of €19.9 billion.

Our U.S. companies specializing in equities managed third-party assets of €68.8 billion at December 31, 2004, compared to €76.8 billion in 2003. Negative effects from exchange rate movements of €6.4 billion accounted for the majority of this decrease.

Germany

As of December 31, 2004, Allianz Global Investors’ German subsidiaries managed assets of €224.0 billion, representing an increase of €15.5 billion compared to 2003. Thereof, group’s own investments and third-party assets accounted for €134.7 billion and €89.3 billion (2003: €124.9 billion and €83.6 billion), respectively. Of the total third-party assets under management, institutional business accounted for €44.2 billion, representing an increase of €2.3 billion. Assets under management in the retail business increased by €3.4 billion to €45.1 billion at December 31, 2004.

In 2004, Allianz Global Investors achieved net inflows from mutual funds of €2.3 billion. According to the Bundesverband Investment und Asset Management (or “BVI”), an association representing the German investment fund industry, Allianz Global Investors ranked second among German asset management companies based on net inflows. In addition to the continued positive development of the sale of mutual funds through third-party distributors, we also managed to increase the share of net inflows through the Allianz Group’s tied-agents network. With a market share of 15.0%, Allianz Global Investors ranked fourth among German asset management companies based on assets under management at December 31, 2004, according to the BVI.

In the institutional special funds (or “Spezialfonds”) business, assets managed increased from €68.4 billion in 2003 to €74.7 billion in 2004. With a market share of 14.1%, we again achieved a top position among German asset management companies.

Group’s Own Investments

The following tables set forth the components of our group’s own investment portfolios by investment category at the end of the years indicated. Consistent with our general practice, amounts by investment category are presented before consolidation adjustments representing the elimination of intra-Allianz Group investment holdings held by Allianz Group companies in different segments. The tabular presentation reflects the definition of the group’s own investments as used by management for its controlling purposes. Real estate owned by the Allianz Group and used for its own activities is, however, not considered by management to be an investment and, therefore, does not mirror the real estate category under Note 39 to our Consolidated Financial Statements.

	December 31, 2004(1)
	Property- Casualty	Life/Health		Banking	Asset Management	Consolidation adjustments	Total
	€ mn	€ mn		€ mn	€ mn	€ mn	€ mn
Investments in associated enterprises and joint ventures	48,359	5,532		3,112	3	(51,174)	5,832
Investments
Securities held-to-maturity	619	4,437		123	—	—	5,179
Securities available-for-sale	73,829	206,928		20,860	527	—	302,144
Real estate used by third-parties	3,534	5,613		1,479	2	—	10,628
Funds held by others under reinsurance contracts assumed	7,584	120		—	—	(6,103)	1,601
Trading portfolio
Trading assets	629	27,886	(3)	191,463	131	(108)	220,001
Trading liabilities	(347)	(2,164)		(99,733)	—	103	(102,141)
Other investments(2)	9,163	30,109		—	5	(9,227)	30,050

Total investments	143,370	278,461		117,304	668	(66,509)	473,294

(1)	Group’s own investments are stated at balance sheet value. Fair values amounted to €6,372 million on investments in associated enterprises and joint ventures and to €14,181 million on real estate used by third-parties.
(2)	Consists of loans issued by Allianz Group operating entities within the Property-Casualty and Life/Health segments (€21,561 million), bank deposits (€8,481 million), as well as loans to associated enterprises and joint ventures (€8 million).
(3)	As a result of a new U.S. GAAP accounting standard (SOP 03-1), investments from certain unit-linked contracts were reclassified from separate account assets to trading assets, which are included within group’s own investments.

	December 31, 2003(1)
	Property- Casualty	Life/Health	Banking	Asset Management	Consolidation adjustments	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Investments in associated enterprises and joint ventures	48,385	5,717	3,303	6	(50,969)	6,442
Investments
Securities held-to-maturity	389	4,174	114	6	—	4,683
Securities available-for-sale	69,295	186,040	26,524	558	(4,546)	277,871
Real estate used by third-parties	3,391	6,014	1,094	2	—	10,501
Funds held by others under reinsurance contracts assumed	7,848	102	—	—	(5,938)	2,012
Trading portfolio
Trading assets	1,375	1,646	143,167	125	(159)	146,154
Trading liabilities	(353)	(1,396)	(83,307)	—	221	(84,835)
Other investments(2)	12,715	29,735	10	50	(10,517)	31,993

Total investments	143,045	232,032	90,905	747	(71,908)	394,821

(1)	Group’s own investments are stated at balance sheet value. Fair values amounted to €7,135 million on investments in associated enterprises and joint ventures and to €13,804 million on real estate used by third-parties.
(2)	Consists of loans issued by Allianz Group operating entities within the Property-Casualty and Life/Health segments (€21,300 million), bank deposits (€10,686 million), as well as loans to associated enterprises and joint ventures (€7 million).

	December 31, 2002(1)
	Property- Casualty	Life/Health	Banking	Asset Management	Consolidation Adjustments	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Investments in associated enterprises and joint ventures	51,448	6,183	4,349	20	(50,655)	11,345
Investments
Securities held-to-maturity	596	5,199	724	14	—	6,533
Securities available-for-sale	64,500	177,480	27,586	977	(4,546)	265,997
Real estate used by third parties	3,695	6,395	655	2	—	10,747
Funds held by others under reinsurance contracts assumed	8,064	97	—	—	(6,098)	2,063
Trading portfolio
Trading assets	1,404	1,177	122,139	156	(34)	124,842
Trading liabilities	(544)	(825)	(52,152)	—	1	(53,520)
Other investments(2)	7,978	25,606	—	39	(6,309)	27,314

Total investments	137,141	221,312	103,301	1,208	(67,641)	395,321

(1)	Group’s own investments are stated at balance sheet value. Fair values amounted to €15,013 million on investments in associated enterprises and joint ventures and to €14,818 million on real estate used by third parties.
(2)	Consist of loans issued by Group enterprises within the Property-Casualty and Life/Health segments (€18,650 million), bank deposits (€8,328 million), as well as loans to associated enterprises and joint ventures (€336 million).

Investment Result

The following tables set forth the components of our investment results by segments for the years indicated. Consistent with our general practice, investment results by segments are presented before consolidation adjustments representing the elimination of intercompany transactions between Allianz Group companies in different segments.

	Year ended December 31, 2004
	Property- Casualty(4)	Life/Health(4)	Banking	Asset Management	Consolidation adjustments	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Income from investments
Current income(1)	5,905	11,579	1,028 (2)	15	(2,937)	15,590
Income from revaluations(1)	325	430	78	1	20	854
Realized investment gains(1)	2,208	2,099	556	19	(49)	4,833

Subtotal	8,438	14,108	1,662	35	(2,966)	21,277
Investment expenses
Depreciation and impairments on investments(1)	(634)	(330)	(433)	—	(36)	(1,433)
Realized investment losses(1)	(536)	(855)	(84)	(3)	(181)	(1,659)
Investment management, interest charges and other investment expenses(1)	(814)	(483)	—	(8)	260	(1,045)

Subtotal	(1,984)	(1,668)	(517)	(11)	43	(4,137)
Result from trading portfolio(3)	(47)	1,350 (5)	1,502	11	(3)	2,813

Total result from investments	6,407	13,790	2,647	35	(2,926)	19,953

(1)	Includes respective income and expenses from investments in associated enterprises and joint ventures, and loans issued by the Allianz Group’s operating entities within the Property-Casualty and Life/Health segments.
(2)	Excludes interest and similar income from loans issued by the Allianz Group’s banking operating entities.
(3)	Represents net trading income.
(4)	These amounts include policyholders’ participation.
(5)	As a result of a new U.S. GAAP accounting standard (SOP 03-1), investments from certain unit-linked contracts were reclassified from separate account assets to trading assets, which are included within group’s own investments. This change led to an equal increase in both net trading income and net insurance benefits.

	Year ended December 31, 2003
	Property- Casualty(4)	Life/Health(4)	Banking	Asset Management	Consolidation adjustments	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Income from investments
Current income(1)	4,340	11,669	1,080 (2)	28	(1,606)	15,511
Income from revaluations(1)	600	1,287	254	1	—	2,142
Realized investment gains(1)	7,963	3,704	584	24	(431)	11,844

Subtotal	12,903	16,660	1,918	53	(2,037)	29,497
Investment expenses
Depreciation and impairments on investments(1)	(1,911)	(2,352)	(691)	(1)	(23)	(4,978)
Realized investment losses(1)	(1,501)	(3,871)	(344)	(4)	(169)	(5,889)
Investment management, interest charges and other investment expenses(1)	(1,285)	(516)	—	(14)	525	(1,290)

Subtotal	(4,697)	(6,739)	(1,035)	(19)	333	(12,157)
Result from trading portfolio(3)	(1,490)	218	1,486	30	(1)	243

Total result from investments	6,716	10,139	2,369	64	(1,705)	17,583

(1)	Includes respective income and expenses from investments in associated enterprises and joint ventures, and loans issued by the Allianz Group’s operating entities within the Property-Casualty and Life/Health segments.
(2)	Excludes interest and similar income from loans issued by the Allianz Group’s banking operating entities.
(3)	Represents net trading income.
(4)	These amounts include policyholders’ participation.

	Year ended December 31, 2002
	Property- Casualty(4)	Life/Health(4)	Banking	Asset Management	Consolidation Adjustments	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Income from investments
Current income(1)	5,930	11,298	2,387 (2)	34	(1,841)	17,808
Income from revaluations(1)	297	361	53	5	—	716
Realized investment gains(1)	10,398	5,344	3,691	44	(6,380)	13,097

Subtotal	16,625	17,003	6,131	83	(8,221)	31,621
Investment expenses
Depreciation and writedowns on investments(1)	(2,340)	(3,145)	(1,182)	(11)	—	(6,678)
Realized investment losses(1)	(1,587)	(6,302)	(1,356)	(41)	325	(8,961)
Investment management, interest charges and other investment expenses(1)	(1,460)	(688)	—	—	469	(1,679)

Subtotal	(5,387)	(10,135)	(2,538)	(52)	794	(17,318)
Result from trading portfolio(3)	207	244	1,081	(1)	(24)	1,507

Total result from investments	11,445	7,112	4,674	30	(7,451)	15,810

(1)	Includes respective income and expenses from investments in associated enterprises and joint ventures, and loans issued by the Allianz Group’s enterprises within the Property-Casualty and Life/Health segments.
(2)	Excludes interest and similar income from loans issued by the Allianz Group’s banking enterprises.
(3)	Represents net trading income.
(4)	These amounts include policyholders’ participation.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The total result from investments increased by €2,370 million, or 13.5%, to €19,953 million in 2004 from €17,583 million in 2003, largely as a result of higher trading income in 2004. Net trading income in 2003 had been negatively impacted by certain financial derivative instruments that were used in a macro hedge for hedging our equity exposure. In addition, net trading income in 2004 was positively affected by the application of a new U.S. GAAP accounting standard (SOP 03-1), as discussed below under “—Life/ Health.”

Property-Casualty

Property-casualty insurance investments increased by €325 million to €143,370 million in 2004 from €143,045 million in 2003. The total investment result from property-casualty investments decreased by €309 million, or 4.6%, to €6,407 million in 2004 from €6,716 million in 2003, due primarily to lower net realized gains, offset in part by the negative impact on net trading income from the use of certain financial derivative instruments in 2003. Realized investment gains decreased by €5,755 million, or 72.3%, to €2,208 million in 2004 compared with €7,963 million in 2003, mainly as a result of significant realized gains on the reductions of certain shareholdings in 2003. Current income from investments increased by €1,565 million, or 36.1%, to €5,905 million in 2004, compared with €4,340 million in 2003, due to higher current income from our investments in associated enterprises and joint ventures. Investment expenses decreased by €2,713 million, or 57.8%, to €1,984 million in 2004, compared with €4,697 million in 2003, due primarily to reduced impairments on investments, which decreased to €634 million in 2004 compared to €1,911 million in 2003, largely as a result of more stable capital markets during 2004. Losses from the trading portfolio decreased significantly by €1,443 million to €47 million, as compared to €1,490 million in 2003. The high level of losses in 2003 reflected primarily losses relating to certain financial derivative instruments that were used in a macro hedge for hedging our equity exposure in 2003. Under IFRS, financial derivatives used in macro hedges do not qualify for hedge accounting and changes in their fair value are recognized in trading income. Changes in the fair value of the underlying equity investments are recognized in shareholders’ equity and are only recognized in the income statement when they are sold.

Life/Health

Life/health insurance investments increased by €46,429 million, or 20.0%, to €278,461 million in 2004 from €232,032 million in 2003, primarily as a result of reclassification of investments related to unit-linked products at our Italian subsidiaries from separate account assets to trading assets in 2004. The total investment result from life/health investments increased by €3,651 million, or 36.0%, to €13,790 million in 2004 from €10,139 million in 2003, largely due to lower net realized investment losses as well as impairments on investments. This effect was partly offset by reduced realized investment gains. A strong positive effect resulted from an increase in trading income of €1,132 million to €1,350 million in 2004 compared with €218 million in 2003 driven, to a large extent, by the effects of a new accounting standard whereby investments from certain unit-linked contracts were reclassified from separate account assets to trading assets. This change led to an equal increase in both net trading income and net insurance benefits. Current income from investments decreased slightly by €90 million, or 0.8%, to €11,579 million in 2004, compared with €11,669 million in 2003, while realized investment gains decreased by €1,605 million, or 43.3%, to €2,099 million in 2004, compared with €3,704 million in 2003, primarily due to lower realized gains from the disposition of investments in 2004 as compared to 2003. Depreciation and impairments on investments was €330 million in 2004, as compared to €2,352 million in 2003, largely due to more favorable capital markets during 2004.

Banking

Banking investments increased by €26,399 million to €117,304 million in 2004 from €90,905 million in 2003, due primarily to an increased trading portfolio. The total investment result from banking investments rose by €278 million, to €2,647 million in 2004 from €2,369 million in 2003, due primarily to higher net realized investment gains and lower impairments on investments. Current income from investments decreased slightly to €1,028 million in 2004, compared with €1,080 million in 2003. Realized investment gains decreased to €556 million in 2004, compared with €584 million in 2003.

Investment expenses decreased to €517 million in 2004 from €1,035 million in 2003. Thereof, depreciation and impairments of investments decreased by €258 million, to €433 million in 2004, compared with €691 million in 2003, due primarily to more stable capital markets during 2004.

Asset Management

Asset management investments decreased by €79 million, or 10.6%, to €668 million in 2004 from €747 million in 2003, reflecting primarily a decrease in short-term investments. The total investment result from asset management investments declined by €29 million to €35 million in 2004 from €64 million in 2003. Current income from investments decreased by €13 million, or 46.4%, to €15 million in 2004, compared with €28 million in 2003, while realized gains decreased to €19 million in 2004 from €24 million in 2003. Investment expenses decreased by €8 million, or 42.1%, to €11 million in 2004 from €19 million in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The total result from investments increased by €1,773 million, or 11.2%, to €17,583 million in 2003 from €15,810 million in 2002, largely as a result of higher net realized gains and lower net impairments recorded on investments, offset in part by lower current income and trading income.

Property-Casualty. Property-casualty insurance investments increased by €5,904 million, or 4.3%, to €143,045 million in 2003 from €137,141 million in 2002, due primarily to increases in securities available-for-sale and in other investments, offset in part by a decrease in investments in associated enterprises and joint ventures. The total result from property-casualty investments decreased by €4,729 million, or 41.3%, to €6,716 million in 2003 from €11,445 million in 2002, due primarily to decreased income from investments, reflecting primarily the decrease in realized investment gains, current income and result from trading portfolio. Realized investment gains decreased by €2,435 million, or 23.4%, to €7,963 million in 2003 compared with €10,398 million in 2002, reflecting the high level of realized investment gains in 2002 and intercompany transactions. In 2003, realized investment gains reflected primarily the sales of our interests in certain equity investments, including Beiersdorf AG in December 2003 (€2,839 million), Munich Re in 2003 (€936 million) and Credit Lyonnais in the second quarter of 2003 (€246 million), as well as the sale of other shareholdings in our equity portfolio, due primarily to our decision to reduce our exposure to equity investments. Current income decreased by €1,590 million, or 26.8%, to €4,340 million in 2003, compared with €5,930 million in 2002, due to lower current income from our investments in associated enterprises and joint ventures following our recent divestments. The total income from property-casualty insurance investments was also positively affected by an increase in income from revaluation, reflecting the recovery in the stock markets. Investment expenses decreased by €690 million, or 12.8%, to €4,697 million in 2003, compared with €5,387 million in 2002, due primarily to reduced investment management, interest charges and other investment expenses, which decreased to €1,285 million in 2003 compared to €1,460 million in 2002. Despite the recovery of the stock markets starting from the second quarter of 2003, depreciation and writedowns on investments was €1,911 million in 2003, as compared to €2,340 million in 2002, primarily due to the weak stock markets during the first quarter of 2003 as well as impairments recorded on certain equity investments in the fourth quarter of 2003. Result from trading portfolio decreased significantly by €1,697 million to a loss of €1,490 million, as compared to income of €207 million in 2002, primarily as a result of losses of €1,351 million relating to certain financial derivative instruments that were used in a macro hedge for hedging our equity exposure. Under IFRS, financial derivatives used in macro hedges do not qualify for hedge accounting and changes in their fair value are recognized in trading income. Changes in the fair value of the underlying equity investments are recognized in shareholders’ equity and are only recognized in the income statement when they are sold.

Life/Health. Life/health insurance investments increased by €10,720 million, or 4.8%, to €232,032 million in 2003 from €221,312 million in 2002, reflecting primarily an increase in securities available-for-sale. The total result from life/health investments increased by €3,027 million, or 42.6%, to €10,139 million in 2003 from €7,112 million in 2002, primarily due to lower realized investment losses and increased income from revaluations.

Current income increased 3.3%, to €11,669 million in 2003, compared with €11,298 million in 2002, while realized investment gains decreased 30.7%, to €3,704 million in 2003 (including €743 million from the sale of Credit Lyonnais), compared with €5,344 million in 2002. Investment expenses decreased by €3,396 million, or 33.5%, to €6,739 million in 2003 from €10,135 million in 2002, due primarily a decrease in realized investment losses, which were €3,871 million in 2003 from €6,302 million in 2002, reflecting the recovery in the capital markets. Despite the recovery in the stock markets starting from the second quarter of 2003, depreciation and writedowns on investments was €2,352 million in 2003, as compared to €3,145 million in 2002, primarily due to the weak stock markets during the first quarter of 2003 as well as impairments recorded on certain equity investments in the fourth quarter of 2003.

Banking. Banking investments decreased by €12,396 million to €90,905 million in 2003 from €103,301 million in 2002, due primarily to a reduced trading portfolio. The total result from banking investments decreased by €2,305 million, to €2,369 million in 2003 from €4,674 million in 2002, due primarily to lower net realized investment gains and current income. Current income decreased to €1,080 million in 2003, compared with €2,387 million in 2002, reflecting a significant decrease in interest income from available-for-sale government fixed income securities, which decreased by €1,251 million to €651 million in 2003 from €1,902 million in 2002, resulting from the deconsolidation of Deutsche Hyp in 2002. Realized investment gains decreased to €584 million in 2003, compared with €3,691 million in 2002, reflecting the high levels of realized investment gains in 2002 for the disposition of equity securities, including intercompany transfers to reposition equity investments within the Allianz Group, which were eliminated at the Allianz Group level. Investment expenses decreased to €1,035 million in 2003 from €2,538 million in 2002. Depreciation and writedowns of investments decreased significantly by €491 million, to €691 million in 2003, compared with €1,182 million in 2002, due primarily to the recovery in the stock markets, offset in part by impairments recorded on certain equity investments in the fourth quarter of 2003.

Asset Management. Asset management investments decreased by €461 million, or 38.1%, to €747 million in 2003 from €1,208 million in 2002, reflecting primarily a decrease in securities available-for-sale. The total result from asset management investments increased by €34 million to €64 million in 2003 from €30 million in 2002. Current income decreased by €6 million, or 17.6%, to €28 million in 2003, compared with €34 million in 2002, while realized investment gains decreased to €24 million in 2003 from €44 million in 2002. Investment expenses decreased by €33 million, or 63.5%, to €19 million in 2003 from €52 million in 2002.

Investment Portfolio Impairments and Unrealized Losses

For information concerning the valuation of securities available-for-sale and securities held-to-maturity, see “—Critical Accounting Policies and Estimates—Fair Values of Financial Assets and Liabilities.”

Impairment Charges

For the year ended December 31, 2004, other expenses for investments totaled €2,745 million, of which €1,385 million related to realized losses and €1,360 million related to depreciation and impairments. Of the total amount of realized losses in 2004, €1,332 million related to securities available-for-sale, €1 million to securities held-to-maturity and €52 million to real estate used by third parties. Of the amount related to depreciation and impairments, €445 million was attributable to impairments recorded on securities available-for-sale, €4 million to impairments recorded on securities held-to-maturity and €911 million to depreciation recorded on real estate used by third-parties. Of the available-for-sale impairments we recorded in 2004, €395 million related to equity securities, €29 million to debt securities and €21 million to other available-for-sale securities.

For the year ended December 31, 2003, other expenses for investments totaled €9,848 million, of which €5,125 million related to realized losses and €4,723 million related to depreciation and impairments. Of the total amount of realized losses in 2003, €5,018 million related to securities available-for-sale, €3 million to securities held-to-maturity, €102 million to real estate used by third parties and €2 million to other investments. Of the amount related to depreciation and impairments, €4,412 million was attributable to impairments recorded on securities available-for-sale, €10 million to impairments recorded on securities held-to-maturity, €297 million to depreciation recorded on real estate used by third-parties and €4 million to impairments recorded on other investments. Of the available-for-sale impairments we recorded in 2003, €4,326 million related to equity securities, €82 million to debt securities and €4 million to other available-for-sale securities.

Unrealized Losses

As of December 31, 2004, unrealized losses from securities available-for-sale totaled €1,608 million, of which €1,206 million were attributable to equity securities, €123 million to corporate bonds, €270 million to government bonds and €9 million to other securities. As of December 31, 2003, unrealized losses from securities available-for-sale totaled €2,052 million, of which €1,114 million were attributable to equity securities, €301 million to corporate bonds, €626 million to government bonds and €11 million to other securities. As of December 31, 2002, we recorded a total of €9,759 million unrealized losses. Of this amount, €9,303 million related to equity securities, €326 million to corporate bonds, €106 million to government bonds and €24 million to other securities.

The following tables set forth further details regarding the duration and amount below amortized cost of the Allianz Group’s unrealized loss positions for equity securities and debt securities as of December 31, 2004 and 2003, respectively. The length of time criterion reflects the period of time over which a security had continually been in the actual percentage decline category it was in on December 31, 2004 and December 31, 2003, respectively. We believe the following tables provide meaningful disclosure, as they capture the actual percentage decline category and related time period applicable at December 31, 2004 and December 31, 2003, respectively.

Equity Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2004

	0-6 months	6-12 months	>12 months(1)	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	7,741	94	427	8,262
Amortized Cost	8,344	104	468	8,916
Unrealized Loss	(603)	(10)	(41)	(654)

20% to 50%
Market Value	881	31	235	1,147
Amortized Cost	1,288	44	337	1,669
Unrealized Loss	(407)	(13)	(102)	(522)

Greater than 50%
Market Value	11	—	19	30
Amortized Cost	24	1	35	60
Unrealized Loss	(13)	(1)	(16)	(30)

Total
Market Value	8,633	125	681	9,439
Amortized Cost	9,656	149	840	10,645
Unrealized Loss	(1,023)	(24)	(159)	(1,206)

(1)	The unrealized loss position for equities in the “>12 months” category primarily results from foreign currency translation adjustments related to equity securities denominated in U.S. dollars held by Allianz Group subsidiaries whose functional currency is the Euro.

Equity Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2003

	0-6 months	6-12 months	>12 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	6,972	820	764	8,556
Amortized Cost	7,676	960	841	9,477
Unrealized Loss	(704)	(140)	(77)	(921)

20% to 50%
Market Value	161	9	138	308
Amortized Cost	232	13	207	452
Unrealized Loss	(71)	(4)	(69)	(144)

Greater than 50%
Market Value	10	2	26	38
Amortized Cost	42	5	40	87
Unrealized Loss	(32)	(3)	(14)	(49)

Total
Market Value	7,143	831	928	8,902
Amortized Cost	7,950	978	1,088	10,016
Unrealized Loss	(807)	(147)	(160)	(1,114)

Debt Securities Aging Tables: Duration and Amount of Unrealized Losses as of December 31, 2004

	0-6 months	6-12 months	>12 months	TOTAL
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	17,819	2,815	2,199	22,833
Amortized Cost	18,091	2,844	2,264	23,199
Unrealized Loss	(272)	(29)	(65)	(366)

20% to 50%
Market Value	13	7	25	45
Amortized Cost	18	15	35	68
Unrealized Loss	(5)	(8)	(10)	(23)

Greater than 50%
Market Value	—	—	1	1
Amortized Cost	1	—	4	5
Unrealized Loss	(1)	—	(3)	(4)

Total
Market Value	17,832	2,822	2,225	22,879
Amortized Cost	18,110	2,859	2,303	23,272
Unrealized Loss	(278)	(37)	(78)	(393)

Debt Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2003

	0-6 months	6-12 months	>12 months	TOTAL
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	38,200	8,237	1,017	47,454
Amortized Cost	38,759	8,505	1,062	48,326
Unrealized Loss	(559)	(268)	(45)	(872)

20% to 50%
Market Value	5	7	132	144
Amortized Cost	7	10	175	192
Unrealized Loss	(2)	(3)	(43)	(48)

Greater than 50%
Market Value	1	0	3	4
Amortized Cost	1	1	9	11
Unrealized Loss	(0)	(1)	(6)	(7)

Total
Market Value	38,206	8,244	1,152	47,602
Amortized Cost	38,767	8,516	1,246	48,529
Unrealized Loss	(561)	(272)	(94)	(927)

Reversals of Impairments

For equity securities, if, in a subsequent period, the amount of the impairment previously recorded on a security decreases, the impairment is reversed through other income for investments in the Allianz Group’s consolidated income statement. For fixed income securities, if, in a subsequent period, the amount of the impairment previously recorded on a security decreases and the decrease can be objectively related to an event occurring after the impairment, such as an improvement in the debtor’s credit rating, the impairment is reversed through other income for investments in the Allianz Group’s consolidated income statement. For both equity and fixed income securities, such reversals do not result in a carrying amount of a security that exceeds what would have been, had the impairment not been recorded, at the date of the impairment is reversed. For the years ended December 31, 2004, 2003 and 2002, we recorded reversals of impairments of €786 million (AFS €786 million; HTM €0 million), €2,132 million (AFS €2,129 million; HTM €3 million) and €681 million (AFS €679 million; HTM €2 million), respectively.

Liquidity and Capital Resources

Organization

Allianz AG operates as both a holding company for the Allianz Group’s insurance, banking and other subsidiaries and as a reinsurance company, primarily for other Allianz Group companies. The liquidity and capital resource considerations for Allianz AG and for its domestic and non-domestic operating subsidiaries vary in light of the business conducted by each, as well as the insurance and banking regulatory requirements applicable to the Allianz Group in Germany and the other countries in which it does business. While each Allianz Group entity manages its own liquidity requirements, Allianz AG coordinates and executes external debt financing and capital raising transactions for the Allianz Group. In addition, Allianz AG provides a centralized cash management function for its German insurance subsidiaries, in which its non-German subsidiaries, as well as Dresdner Bank AG, do not participate. At December 31, 2004, 2003 and 2002, Allianz Group had €15,628 million, €25,528 million and €21,008 million, respectively, of cash and cash equivalents. See Note 11 to our consolidated financial statements.

Ratings

As a provider of financial services, our capital strength is an important asset. Allianz AG enjoys strong ratings with all major rating agencies. In 2004, these ratings remained unaltered from 2003. Standard & Poor’s affirmed its “AA-” long-term insurer financial strength and counterparty credit ratings, while A.M. Best continued to rate Allianz AG as “A+”, its second highest rating category. Despite the negative outlook of both agencies, they did recognize our progress in strengthening operating profitability.

	Standard & Poor’s	Moody’s	A.M. Best
Insurer financial strength Outlook	AA- Negative	Aa3 Stable	A+ Negative
Counterparty credit Outlook	AA- Negative	not applicable	aa-
Senior unsecured debt Outlook	AA-	Aa3 Stable	aa- Negative
Subordinated debt Outlook	A	A2 Stable	a+/a	(1)
Commercial Paper (short term)	A-1+	P-1	not rated

(1)	Ratings vary on the basis of maturity period and items.

Liquidity—Funding Sources and Uses

Our principal sources of funds are premiums, customer deposits, investment income, proceeds from the sale or maturity of investments, funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends and reinsurance premiums received from our subsidiaries.

The liquidity requirements of our insurance operations are met both on a short- and long-term basis by funds provided by insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. We also have access to commercial paper, medium-term notes and other credit facilities as additional sources of liquidity. The major uses of these funds are to pay property- casualty claims and related claims expenses, provide life policy benefits, pay surrenders, cancellations and profit sharing for life policyholders and pay other operating costs. We generate a substantial cash flow from insurance operations as a result of most premiums being received in advance of the time when claim payments or policy benefits are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and liquid securities, have historically met the liquidity requirements of our insurance operations.

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

With regard to our banking operations, our primary sources of liquidity are customer deposits and interest income from our lending transactions and our investment portfolio, while our major uses of funds are for the issuance of new loans and advances to banks and customers, and the payment of interest on deposits, certificated liabilities and subordinated liabilities and other operating costs. Other sources of liquidity include our ability to borrow on the inter-bank market and convert securities in our investment and trading portfolios into cash.

In our asset management operations, our primary sources of liquidity include fees generated from asset management activities, while the principal use of these funds is for the payment of operating costs.

Allianz AG paid dividends of €674 million, €551 million and €374 million on our shares in 2005, 2004 and 2003 with respect to the fiscal years 2004, 2003 and 2002, respectively. See “Key Information—Dividends.” Certain of the companies within the Allianz Group are subject to legal restrictions on the amount of dividends they can pay to their shareholders. In addition to the restrictions in respect of minimum capital and solvency requirements that are imposed by insurance and other regulators in the countries in which these companies operate, other limitations exist in certain countries. For example, the operations of our insurance company subsidiaries located in the United States are subject to limitations on the payment of dividends to their parent company under applicable state insurance laws. Dividends paid in excess of these limitations generally require prior approval of the insurance commissioner of the state of domicile. See “Information on the Company—Regulation and Supervision.”

Our uses of funds, in addition to the dividends paid to shareholders of Allianz AG include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims—including claims handling expenses—and profit sharing by life policyholders), acquisitions, and employee and other operating expenses, as well as interest expense on outstanding borrowings. Our life and health insurance products include mandatory profit-sharing features, whereby we return a specified portion of statutory profits to policyholders annually, generally in the form of premium subsidies or rebates. See “Information on the Company—Life/Health Operations by Geographic Region—Germany—Life Insurance” and “Information on the Company—Life/Health Operations by Geographic Region—Germany—Health Insurance.”

For further information regarding the uses and sources of liquidity, capital requirements, and other related matters, see “Information on the Company—Selected Statistical Information Relating to Our Banking Operations” and “Quantitative and Qualitative Disclosures about Market Risk.”

Capital Funding

Allianz AG coordinates and executes external debt financing, securities issues and other capital raising transactions for the Allianz Group. At December 31, 2004, the majority of Allianz AG’s external debt financing was in the form of debentures and money market securities. Our total certificated liabilities outstanding at December 31, 2004, 2003 and 2002 were €57,771 million, €63,338 million and €78,750 million, respectively. Of the certificated liabilities outstanding at December 31, 2004, €31,539 million are due within one year. See Note 20 to our consolidated financial statements for further information. Our total participation certificates and subordinated liabilities outstanding at December 31, 2004, 2003 and 2002 were €13,230 million, €12,230 million and €14,174 million, respectively. Of the participation certificates and subordinated liabilities at December 31, 2004, €1,115 million are due within one year. See Note 16 to our consolidated financial statements for further information. See also Note 47 to our consolidated financial statements for information concerning the Allianz Group’s “All-in-one” capital market transactions, as well as AGF’s issuance of perpetual deeply subordinated notes, both of which transpired in January 2005. Additionally, see Note 41 to our consolidated financial statements for information regarding how the Allianz Group using certain derivatives to hedge its exposure to interest rate and foreign currency risk related to certificated and subordinated liabilities.

Allianz AG owns two finance companies, Allianz Finance B.V. and Allianz Finance II B.V., both incorporated in The Netherlands, which are used from time to time for external debt financing and other corporate financing purposes. In addition, in December 2003, Allianz AG established a Medium Term Note (or “MTN”) program which is used from time to time for purposes of external and internal debt issuance. Proceeds to Allianz Finance B.V. and Allianz Finance II B.V. from the issuance of debt for the years ended December 31, 2004, 2003 and 2002 were none in 2004 and 2003 and approximately €5,400 million in 2002.

In February 2004, we issued a perpetual subordinated bond with a nominal value of €1.5 billion taking advantage of the low interest rate environment and the high liquidity in the market to refinance our short-term debt by long-term debt at attractive conditions. On March 2, 2004, we fully repaid the MILES index-linked exchangeable bond issued in 2001, of which, approximately 50% of the original issue amount was still outstanding. In connection with this, we delivered approximately 6.8 million Munich Re shares to investors, lowering our investment in Munich Re by approximately 3 percentage points. Our use of commercial paper as a short-term financing instrument was considerably reduced by approximately €1.6 billion to €1.4 billion in 2004 from €3.0 billion in 2003. Interest paid on commercial paper declined accordingly to €31.6 million (2003: €53.4 million).

The following table describes the Allianz AG bond issues outstanding at December 31, 2004 at nominal values. For further information, see Notes 16, 20 and 33 to our consolidated financial statements.

Allianz AG bond issues (1)

1. Senior bonds		Interest paid in 2004
5.75% bond issued by Allianz Finance B.V., Amsterdam
Volume	€1.1 bn
Year of issue	1997/2000
Maturity date	7/30/2007
SIN	194 000
ISIN	DE 000 194 000 5
Interest cost		€63.7 mn

5.0% bond issued by Allianz Finance B.V., Amsterdam
Volume	€1.6 bn
Year of issue	1998
Maturity date	3/25/2008
SIN	230 600
ISIN	DE 000 230 600 8
Interest cost		€84.5 mn

3.0% bond issued by Allianz Finance B.V., Amsterdam
Volume	CHF 1.5 bn
Year of issue	1999/2000
Maturity date	8/26/2005
SIN	830 806
ISIN	CH 000 830 806 3
Interest cost		€36.3 mn

4.625% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€1.1 bn
Year of issue	2002
Maturity date	11/29/2007
SIN	250 035
ISIN	XS 015 878 835 5
Interest cost		€52.5 mn

5.625% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€0.9 bn
Year of issue	2002
Maturity date	11/29/2012
SIN	250 036
ISIN	XS 015 879 238 1
Interest cost		€51.2 mn

Total interest cost for senior bonds		€288.2 mn

2. Subordinated bonds
6.125% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€ 2 bn
Year of issue	2002
Maturity date	5/31/2022
SIN	858 420
ISIN	XS 014 888 756 4
Interest cost		€123.6 mn

7.25% bond issued by Allianz Finance II B.V., Amsterdam
Volume	U.S.-$ 0.5 bn
Year of issue	2002
Maturity date	Perpetual Bond
SIN	369 290
ISIN	XS 015 915 072 0
Interest cost		€30.9 mn

6.5% bond issued by Allianz Finance II B.V., Amsterdam		Interest paid in 2004
Volume	€1 bn
Year of issue	2002
Maturity date	1/13/2025
SIN	377 799
ISIN	XS 015 952 750 5
Interest cost		€66.2 mn

5.5% bond issued by Allianz AG
Volume	€1.5 bn
Year of issue	2004
Maturity date	Perpetual Bond
SIN	A0A HG3
ISIN	XS 018 716 232 5
Interest cost		€69.8 mn

Total interest cost for subordinated bonds		€290.5 mn

3. Convertible bonds
2.0% convertible bond issued by Allianz Finance B.V., Amsterdam
Convertible for	Siemens AG shares
Volume	€1.7 bn
Year of issue	2000
Maturity date	3/23/2005
Current exchange price	€149.64
SIN	452 540
ISIN	DE 000 452 540 7
Interest cost(2)		€84.2 mn
Received option premium at issue	€256.8 mn

1.25% convertible bond issued by Allianz Finance II B.V., Amsterdam
Convertible for	RWE AG shares
Volume	€1.1 bn
Year of issue	2001
Maturity date	12/20/2006
Current exchange price	€50.16
SIN	825 371
ISIN	XS 013 976 180 2
Interest cost(2)		€49.6 mn
Received option premium at issue €178.1 mn

Total interest cost for convertible bonds		€133.8 mn

4. Participation certificate
Allianz AG participation certificate
Volume	€85.1 mn
SIN	840 405
ISIN	DE 000 840 405 4
Interest cost		€4.2 mn

Issues that reached maturity in 2004
Index-linked convertible bond (MILES) issued by Allianz Finance II B.V., Amsterdam
ISIN	DE 000 600 385 8
Matured on	2/20/2004
Interest cost		€1.8 mn

Total interest cost 2004 for matured issues		€6.0 mn

Total interest cost		€718.5 mn

(1)	Bonds and convertible bonds issued or guaranteed by Allianz AG excluding private placements.
(2)	Includes coupon payment and option premium at amortized cost.

Capital Resources

At December 31, 2004, our eligible capital for the solvency margin, required for insurance groups under German law, was €30.0 billion (2003: €26.0 billion), surpassing the minimum legally stipulated level by €16.6 billion. This margin resulted in a cover ratio of 223.9% in 2004 compared to 206.3% in 2003. In 2004, this solvency margin requirement applied only to our insurance segments and did not contain any capital requirements for our banking business.

The Financial Conglomerates Directive, a supplementary EU directive which became effective in Germany on January 1, 2005, however, applies to both our insurance and banking business in equal measure. Under this directive, a financial conglomerate is defined as any financial parent holding company that, together with its subsidiaries, has significant cross-border and cross-sector activities. The German authority responsible for implementing this directive will establish the level of capital that such a group should maintain in order to be able to bear the risks of cross-sector activities. Initial calculations are to take place in 2006 on the basis of 2005 financial statements. The Allianz Group is a financial conglomerate under the directive and German law and, in view of this, has been making timely preparations for the additional requirements that are to be expected. At December 31, 2004, the calculation methodology for the financial conglomerates solvency margin is still subject to uncertainties. However, preliminary calculations based on the current status of discussion, show a reasonable margin in meeting the requirements.

As more fully discussed under “Regulation and Supervision”, Dresdner Bank is subject to the risk-adjusted capital guidelines (or “Basle Accord”) promulgated by the Basle Committee on Banking Supervision (or “BIS-rules”) and therefore calculates and reports under such guidelines to the German Federal Financial Supervisory Authority (the Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) and the Deutsche Bundesbank, the German central bank. These guidelines are used to evaluate capital adequacy based primarily on the perceived credit risk associated with balance sheet assets, as well as certain off-balance sheet exposures such as unfunded loan commitments, letters of credit, and derivative and foreign exchange contracts. For Allianz AG to maintain its status as a “financial holding company” under the U.S. Gramm-Leach- Bliley Financial Modernization Act of 1999, Dresdner Bank must be considered “well capitalized” under guidelines issued by the Board of Governors of the Federal Reserve System. To be considered “well capitalized” for these purposes, Dresdner Bank must have a Tier I Capital Ratio of a least 6% and a combined Tier I and Tier II Capital Ratio of at least 10%, and not be subject to a directive, order or written agreement to meet and maintain specific capital levels. As shown in the table below, Dresdner Bank maintained a “well capitalized” position during both 2004 and 2003.

The following table sets forth Dresdner Bank’s BIS capital ratios:

	At December 31
	2004	2003
	€ mn	€ mn
Tier I capital (core capital)	6,867	7,339
Tier I & Tier II capital	13,734	14,678
Tier III capital (supplementary capital)	226	305
Total capital	13,960	14,983
Risk-weighted assets—banking book	100,814	106,541
Risk-weighted assets—trading book	3,963	5,338
Total risk-weighted assets	104,777	111,879
Tier I capital ratio (core capital) in %	6.55%	6.56%
Tier I & Tier II capital ratio in %	13.11%	13.12%
Total capital ratio in %	13.32%	13.39%

The distinction between “core capital” and “supplementary capital” in the table above reflects the ability of the capital components to cover losses. Core capital, with the highest ability to cover losses, corresponds to Tier I capital, while supplementary capital corresponds to Tier II capital as such terms are defined in applicable U.S. capital adequacy rules.

We believe that our working capital is sufficient for our present requirements. Our capital requirements are primarily dependent on our business plans regarding the levels and timing of capital expenditures and investments. In 2004, all Allianz Group companies complied with their local solvency requirements. For further information regarding capital adequacy requirements, see “Information on the Company—Regulation and Supervision.”

Off-Balance Sheet Arrangements

In the ordinary course of business, the Allianz Group enters into arrangements that, under IFRS, are not recognized on the consolidated balance sheet and do not affect the consolidated income statement. Such arrangements remain off-balance sheet as long as the Allianz Group does not incur an obligation from them or become entitled to an asset itself. As soon as an obligation is incurred, it is recognized on the Allianz Group’s consolidated balance sheet, with the corresponding loss recorded in the consolidated income statement. However, in such cases, the amount recognized on the consolidated balance sheet may or may not, in many instances, represent the full loss potential inherent in such off-balance sheet arrangements. The importance of such arrangements to the Allianz Group as it concerns liquidity, capital resources or market and credit risk support, is not overly significant. Additionally, the Allianz Group does not heavily rely on off-balance sheet arrangements as a significant source of revenue. Similarly, the Allianz Group has not incurred significant expenses from such arrangements and does not reasonably expect to do so in the future. The following discusses distinct areas the Allianz Group is involved in off-balance sheet arrangements as of December 31, 2004.

Guarantees

See Note 44 to our consolidated financial statements.

Synthetic Securitization

The Dresdner Bank Group, in order to seek a Tier I capital release, conducted a synthetic securitization to place credit risk from a designated loan portfolio on the open market. As of December 31, 2004, credit risks in the amount of €1,000 million had been transferred to third-parties using a special purpose vehicle, which is not consolidated within the Allianz Group’s consolidated IFRS financial statements, or U.S. GAAP condensed financial statements in Note 48.

Derivative Instruments Recorded in Shareholders’ Equity

We have no derivative contracts linked to our own shares that are accounted for within shareholders’ equity. We do enter into various types of option contracts indexed to Allianz AG shares with third-parties, both as a hedge of Allianz Group’s future obligations under our Stock Appreciation Right incentive plans and in connection with the various banking products offered by the Dresdner Bank Group. See Note 41 to our consolidated financial statements for further information.

Variable Interest Entities (VIEs)

See Note 48 to our consolidated financial statements.

Tabular Disclosure of Contractual Obligations

	Payments Due By Period at December 31, 2004(1)
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	€ mn	€ mn	€ mn	€ mn	€ mn
Long-term Debt Obligations(2)	71,001	32,654	14,396	11,403	12,548
Capital (finance) Lease Obligations	23	1	6	6	10
Operating Lease Obligations(3)	2,589	419	595	489	1,086
Purchase Obligations(4)	1,977	449	428	340	760
Liabilities to banks and customers(5)	329,172	329,172	—	—	—
Other Long-term Liabilities(6)	6,837	570	1,206	1,353	3,708

Total Contractual Obligations	411,599	363,265	16,631	13,591	18,112

(1)	The table sets forth the Allianz Group’s contractual obligations as of December 31, 2004. Contractual obligations do not include contingent liabilities or commitments and only transactions with parties outside the Allianz Group are considered.
(2)	For further information, see Notes 16 and 20 to our Consolidated Financial Statements.
(3)	The amount of €2,589 million is gross of €81 million related to subleases, which represent cash inflow to the Allianz Group.
(4)	Purchase obligations only include transactions related to goods and services; purchase obligations for financial instruments are excluded.
(5)	This amount reflects the current portion of liabilities to banks and customers and includes €14,003 million and €50,946 million of payables on demand, respectively. For further information, see Notes 18 and 19 to our Consolidated Financial Statements.
(6)	Other long-term liabilities, comprise estimated future benefit payments. For further information see Note 22 to our Consolidated Financial Statements.

The Allianz Group, in addition to the above contractual obligations, has contractual obligations to policyholders in respect of property-casualty insurance and reinsurance. For further information concerning specific lines of business the Allianz Group underwrites, see “Information on the Company—Insurance Operations—Property-Casualty Operations by Geographic Region” and Note 5 to our Consolidated Financial Statements. Contractual obligations also exist to policyholders and designated beneficiaries in respect of life, health, unit-linked and investment oriented products, as well as other products further described in “Information on the Company—Insurance Operations—Life/Health Operations by Geographic Region” and Note 5 to our Consolidated Financial Statements. These obligations, to a large extent, include paying death claims, making annuity payments or paying claims arising from an insurable loss event. The timing of such payments depends heavily on such factors as the mortality and persistency of our customer base and the occurrence of insurable loss events.

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

The management board is responsible for managing the day-to-day business of Allianz AG in accordance with the German Stock Corporation Act (Aktiengesetz, or “AktG”) and the articles of association (Satzung) of Allianz AG. The management board is bound by applicable German law, the articles of association of Allianz AG as well as its internal rules of procedure (Geschäftsordnung). The management board represents Allianz AG in its dealings with third parties. The supervisory board oversees the management. It is also responsible for appointing and removing the members of the management board and representing Allianz AG in its transactions with members of the management board. The supervisory board is not permitted to make management decisions, but the supervisory board or the articles of association must determine that certain types of transactions require the supervisory board’s prior consent.

In carrying out their duties, the members of the management board and the supervisory board must exercise the standard of care of a diligent and prudent business person. In complying with this standard of care, the members of both boards must take into account a broad range of considerations in their decisions, including the interests of Allianz AG, its shareholders, employees and creditors. Additionally, the management board is required to respect the rights of shareholders to equal treatment and equal information.

Members of either board who violate their duties may be personally liable for damages to Allianz AG. The company may waive these damages or settle these claims only if at least three years have passed from the date of their origination, and if the general meeting approves the waiver or settlement with a simple majority. No approval of a waiver or settlement by the general meeting will be effective if opposing shareholders who hold, in the aggregate, one-tenth or more of the share capital of Allianz AG have their opposition formally noted in the minutes recorded by a German notary. As a general rule under German law, a shareholder has no direct recourse against the members of the management board or the supervisory board in the event that they are believed to have breached a duty to Allianz AG.

The supervisory board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the management board must regularly report to the supervisory board with regard to current business operations and future business planning (including financial, investment and personnel planning). The supervisory board is also entitled to request at any time special reports regarding the affairs of Allianz AG, the legal or business relations of Allianz AG to its subsidiaries and the affairs of any of its subsidiaries to the extent these may have a significant impact on Allianz AG.

The management board is required to ensure that adequate risk management and internal monitoring systems exist within Allianz AG to detect risks relating to the Allianz Group’s business activities at the earliest possible stage.

German Corporate Governance Rules

Principal sources of enacted corporate governance standards for German stock corporations are the German Stock Corporation Act and the German Co-determination Act (Mitbestimmungsgesetz). In addition, the German Corporate Governance Code (the “Code”), published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002, presents essential statutory regulations for the corporate governance of German listed companies. The aim of the Code is to make the German corporate governance rules related to German listed stock corporations transparent for national and international investors. As a German listed stock corporation, Allianz AG is subject to the German Corporate Governance Code.

The Code comprises a set of best-practice guidelines. In addition to restating various corporate governance-related provisions of German law, the Code contains “recommendations”, which reflect widely recognized standards of corporate governance. Listed companies can deviate from the recommendations, but are then required to disclose this annually. Furthermore, the Code contains “suggestions”, which incorporate additional standards for the sound and responsible management and supervision of a company. Companies can deviate from the Code’s suggestions without disclosure. Topics covered by the German Corporate Governance Code include:

•	The composition and responsibilities of the management board, the compensation of management board members, and rules for avoiding and resolving conflicts of interest;

•	The composition and responsibilities of the supervisory board and committees of the supervisory board, the compensation of supervisory board members, and rules for avoiding and resolving conflicts of interest;

•	The relationship between the management board and the supervisory board;

•	Transparency and disclosure in periodic reports; and

•	Reporting on, and auditing of, the company’s annual financial statements.

Although the Code does not have the force of law, it has a legal basis through the declaration of compliance required by Section 161 of the German Stock Corporation Act, which entered into force in 2002 and requires that the management board and the supervisory board of a listed company declare annually either

(i) that the company has complied, and does comply, with the recommendations set forth in the German Corporate Governance Code, or, alternatively,

(ii) which recommendations the company has not complied, or does not comply, with (so-called “comply or explain” system).

On December 15, 2004, the management board and the supervisory board of Allianz AG issued its declaration of compliance and made it available on a permanent basis to the shareholders on the company’s website. You will find the wording of this declaration on our website under www.allianz.com/corporate-governance. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)

Furthermore, you will find a summary of significant differences between Allianz AG’s corporate governance practices and the NYSE corporate governance standards on our website under www.allianz.com/corporate-governance. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)

Management Board

The management board of Allianz AG consists of ten members. Under the articles of association of Allianz AG, the supervisory board determines the size of the management board, although it must have at least two members. The articles of association furthermore provide that Allianz AG may be legally represented by two members of the management board or by one member of the management board together with one holder of a general commercial power of attorney (Prokura), which entitles its holder to carry out legal acts and transactions on behalf of Allianz AG. In addition, pursuant to a filing with the commercial register in Munich, Allianz AG may also be represented by two holders of a general commercial power of attorney. The supervisory board represents Allianz AG in connection with transactions between a member of the management board and Allianz AG. To the extent that a supervisory board committee is entitled to decide on a specific matter in lieu of the supervisory board, the right of representing Allianz AG vis-à-vis the management board in that matter can be transferred to the relevant supervisory board committee.

The supervisory board appoints the members of the management board. The initial term of the members of the management board is generally between three and five years. Each member may be reappointed or have his term extended by the supervisory board for one or more terms of up to five years each. The initial appointment or the reappointment of members of the management board attaining the age of 60 is generally limited to terms of one year. Members of the management board must resign from office at the end of the fiscal year in which they attain the age of 65. The supervisory board may remove a member of the management board prior to the expiration of his term for good cause, for example in the case of a serious breach of duty or a bona fide vote of no confidence by the general meeting. A member of the management board may not deal with, or vote on, matters relating to proposals, arrangements or contractual agreements between himself and Allianz AG and may be liable to Allianz AG if he has a material interest in any contractual agreement between Allianz AG and a third party which was not disclosed to, and approved by, the supervisory board. The management board has adopted its own internal rules of procedure.

The management board regularly reports to the supervisory board on the business of Allianz AG. According to the internal rules of procedure of the supervisory board, the management board requires the consent of the supervisory board for certain transactions, primarily, share capital measures and acquisitions or divestitures of companies or shareholdings in companies of a significant volume.

The current members of the management board, their age as of December 31, 2004, their areas of responsibility, the year in which each member was first appointed, the year in which the term of each member expires, and the principal supervisory or management board memberships outside the Allianz Group, respectively, are as follows:

Name	Age	Area of Responsibility	Year First Appointed	Year Current Term Expires	Principal Outside Board Memberships
Michael Diekmann	50	Chairman of the management board	1998	2007	Member of the supervisory Boards of BASF AG, Linde AG (deputy chairman) and Lufthansa AG
Dr. Paul Achleitner	48	Group Finance	2000	2009	Member of the supervisory boards of Bayer AG, MAN AG and RWE AG
Detlev Bremkamp	60	Europe II	1991	2005	Member of the supervisory boards of ABB AG (Deutschland) and Hochtief AG
Jan R. Carendi	59	Americas	2003	2005	None
Dr. Joachim Faber	54	Allianz Dresdner Asset Management (ADAM)	2000	2009	Member of the supervisory boards of Bayerische Börse AG and Infineon Technologies AG
Dr. Reiner Hagemann	57	Europe I	1995	2007	Member of the supervisory boards of E.ON Energie AG and Schering AG
Dr. Helmut Perlet	57	Group Controlling, Financial Risk Management, Accounting, Taxes, Compliance	1997	2007	None
Dr. Gerhard Rupprecht	56	Group Information Technology, Life Insurance Germany	1991	2005	Member of the supervisory boards of Fresenius AG, Heidelberger Druckmaschinen AG, Quelle AG and ThyssenKrupp Automotive AG
Dr. Herbert Walter	51	Allianz Dresdner Banking	2003	2007	Member of the supervisory boards of Deutsche Börse AG and TSV München von 1860 GmbH & Co.KG aA
Dr. Werner Zedelius	47	Growth Markets	2002	2009	Member of the board of directors of Rosno

The following is a summary of the business experience of the current members of the management board within the Allianz Group:

Michael Diekmann: Joined the Allianz Group in 1988. From 1996 to 1998 he was chief executive officer of Allianz Insurance Management Asia-Pacific Pte. Ltd., Singapore. He became a deputy member in October 1998 and a full member of the management board of Allianz AG in March 2000. He was appointed as chairman of the management board in April 2003.

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

Dr. Reiner Hagemann: Joined the Allianz Group in 1977. In 1987, he became a deputy member, in 1990 a full member and in 1995 was made chairman of the management board of Allianz Versicherungs- AG. He was a member of the management board of Allianz Leben from 1991 through 1994 and became a member of the management board of Allianz AG in 1995.

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

Supervisory Board

In accordance with the articles of association of Allianz AG and the German Co-determination Act (Mitbestimmungsgesetz), the supervisory board of Allianz AG consists of 20 members, ten of whom are elected by the shareholders (shareholder representatives) and ten of whom are elected by the employees of the German companies of the Allianz Group (employee representatives). Three of the employee representatives are representatives of the trade unions represented in the Allianz Group in Germany. The general meeting may remove any supervisory board member it has elected by a simple majority of the votes cast. The employee representatives may be removed with a majority of three-quarters of the votes cast by those employees who elected them. In addition, any member of the supervisory board may resign by written notice to the management board.

The supervisory board has a quorum when all members of the supervisory board were invited or requested to participate in a decision and either ten or more members, including the chairman of the supervisory board, or, when the chairman of the supervisory board does not participate in the voting, fifteen or more members, participate in a decision before the supervisory board. Except where a different majority is required by law or the articles of association of Allianz AG, the supervisory board acts by simple majority of the votes cast. In the case of any deadlock, the chairman has the deciding vote. The supervisory board meets at least twice each half-year. Its main functions are:

•	to monitor the management of Allianz AG;

•	to appoint the members of the management board; and

•	to approve matters in areas where such approval is required by German law or which the supervisory board has made generally or in the individual case subject to its approval. See “—Management Board.”

In addition, supervisory boards of German insurance companies are tasked with the appointment of the external auditor.

The supervisory board has established a Standing Committee, an Audit Committee, a Personnel Committee and a Mediation Committee.

Standing Committee. The Standing Committee, which comprises the chairman of the supervisory board, his deputy and three additional members elected by the supervisory board, may approve or disapprove certain transactions of Allianz AG to the extent that such transactions do not fall under the competency of any other committee or are required to be decided by plenary meeting of the supervisory board. The Standing Committee examines the corporate governance of Allianz AG, drafts the declaration of compliance and examines the efficiency of the work of the supervisory board. In addition, it determines the guest status of non-members who wish to attend supervisory board meetings as well as changes in form to the articles of association. The Standing Committee held three meetings in 2004. The members of the Standing Committee are Dr. Henning Schulte-Noelle as chairman, Norbert Blix, Dr. Gerhard Cromme, Peter Haimerl and Dr. Manfred Schneider.

Audit Committee. The Audit Committee, established in September 2002, comprises five members elected by the supervisory board. The Audit Committee prepares the decisions of the supervisory board about the Allianz Group’s annual financial statements, the consolidated financial statements and the appointment of the auditors and ascertains the independence of the auditors. Furthermore, the Audit Committee assigns the mandate to the auditors, sets priorities for the audit and determines the compensation of the auditors. In addition, it examines the quarterly reports. After the end of the fiscal year, the Audit Committee examines the Allianz Group’s annual financial statements and the consolidated financial statements, examines the risk monitoring system and discusses the auditor’s report with the auditors. The Audit Committee held five meetings in 2004. The members of the Audit Committee are Dr. Manfred Schneider as chairman, Dr. Gerhard Cromme, Prof. Dr. Rudolf Hickel, Frank Ley and Dr. Henning Schulte-Noelle.

Personnel Committee. The Personnel Committee consists of the chairman of the supervisory board and two other members elected by the supervisory board. It prepares the appointment of members of the management board. In addition, it tends to on-going personnel matters of the members of the management board including their membership on boards of other companies, the payments they receive and the structure of group equity incentives. See “—Stock-based Compensation Plans—Group Equity Incentive (GEI) Plans.” The Personnel Committee held three meetings in 2004. The members of the Personnel Committee are Dr. Henning Schulte-Noelle as chairman, Norbert Blix and Dr. Gerhard Cromme.

Mediation Committee. The Mediation Committee consists of the chairman of the supervisory board and his representative elected according to the rules of the German Co-determination Act of 1976, one member elected by the employees and one member elected by the shareholders. Under § 27(3) of the German Co-determination Act, the Mediation Committee is charged with the solution of conflicts in the appointment of members of the management board. If the supervisory board in a vote on the appointment or recall of a member of the management board fails to obtain the required majority, the Mediation Committee has to present a proposal to the supervisory board. There arose no need for the Mediation Committee to meet in 2004. The members of the Mediation Committee are Dr. Henning Schulte-Noelle as chairman, Wulf Bernotat, Norbert Blix and Hinrich Feddersen.

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

The current members of the supervisory board of Allianz AG, their age as of December 31, 2004,

their principal occupations, the year in which each member first served on the supervisory board, the year in which the current term of each member expires and principal memberships in statutory supervisory boards of each member outside the Allianz Group, respectively, are as follows:

Name	Age	Principal Occupation	Year First Appointed	Year Current Term Expires	Principal Outside Board Memberships
Dr. Henning Schulte-Noelle, Chairman(1)	62	Former chairman of the management board of Allianz AG	2003	2008	Member of the supervisory boards of E.ON AG, Siemens AG and ThyssenKrupp AG
Norbert Blix, Deputy Chairman(2)	55	Employee, Allianz Versicherungs-AG	1997	2008	None
Dr. Wulf H. Bernotat(1)	56	Chairman of the management board of E.ON AG	2003	2008	Member of the management boards of E.ON AG (chairman), Metro AG and RAG Aktiengesellschaft
Dr. Diethart Breipohl(1)	65	Former member of the management board of Allianz AG	2000	2008	Member of the supervisory boards of Beiersdorf AG, Continental AG, KarstadtQuelle AG, KM Europa Metal AG (chairman), and Credit Lyonnais
Dr. Gerhard Cromme(1)	51	Chairman of the supervisory board of ThyssenKrupp AG	2001	2008	Member of the supervisory boards of ThyssenKrupp AG (chairman), Axel Springer AG, Siemens AG, Hochtief AG, Deutsche Lufthansa AG, E.ON AG, Volkswagen AG, Suez S.A. and BNP Paribas.
Claudia Eggert-Lehmann(2)	37	Employee, Dresdner Bank AG	2003	2008	None
Hinrich Feddersen(2)	60	Member of the federal steering committee of ver.di (Vereinte Dienstleistungs- gewerkschaft)	2001	2008	Member of the supervisory boards of Deutscher Ring Lebensversicherungs AG and Basler Versicherung Beteiligungsgesellschaft mbH

Name	Age	Principal Occupation	Year First Appointed	Year Current Term Expires	Principal Outside Board Memberships
Peter Haimerl(2)	55	Employee, Dresdner Bank AG; Chairman of the works council of Dresdner Bank	2001	2008	None
Prof. Dr. Rudolf Hickel(2)	62	Professor of Finance, University of Bremen	1999	2008	Member of the supervisory boards of Salzgitter AG Stahl und Technologie, Howaldtswerke Deutsche Werft AG and Gewoba AG Wohnen und Bauen in Bremen
Prof. Dr. Renate Köcher(1)	52	Chairperson Institut für Demoskopie, Allensbach	2003	2008	Member of the supervisory boards of MAN AG, Infineon Technologies AG and BASF AG
Igor Landau(1)	60	Member of the board of directors of Sanofi-Aventis S.A.	2005	2008	Member of the supervisory boards of Adidas-Salomon AG and member of the boards of Crédit Commercial de France, Essilior S.A., Sanofi-Aventis S.A. and Thomson
Frank Ley(2)	59	Employee, Allianz Lebensversicherungs-AG; Chairman of the works council of Allianz Lebensversicherungs-AG	1993	2005	None
Dr. Max Link(2)	50	Employee, Allianz Versicherungs-AG	2004	2008	None
Karl Neumeier(2)	57	Employee, Allianz Versicherungs-AG	2003	2008	None
Sultan Salam(2)	63	Employee, Dresdner Bank AG	2003	2008	None
Dr. Albrecht Schäfer(1)	56	Corporate Vice President of Siemens AG; Corporate Personell World	2004	2005	None

Name	Age	Principal Occupation	Year First Appointed	Year Current Term Expires	Principal Outside Board Memberships
Dr. Manfred Schneider(1)	66	Chairman of the supervisory board of Bayer AG	1998	2008	Member of the supervisory boards of Bayer AG (chairman), DaimlerChrysler AG, Linde AG (chairman), METRO AG, RWE AG and TUI AG
Margit Schoffer(2)	48	Employee, Dresdner Bank AG	2003	2008	None
Prof. Dr. Herbert Scholl(1)	69	Chairman of the supervisory board of Robert Bosch GmbH and managing director of Robert Bosch Industrietreuhand KG	1998	2005	Member of the supervisory board of Robert Bosch GmbH (chairman), BASF AG and Sanofi-Aventis S.A.
Prof. Dr. Dennis Snower(1)	54	President of the Kiel Institute for World Economics	2004	2008	None

(1)	Shareholder representative.
(2)	Employee representative.

The members of the supervisory board may be contacted at the business address of Allianz AG.

Compensation of Directors and Officers

Remuneration of the Management Board

The remuneration of the management board of Allianz AG supports sustainable value-oriented management. In the last several years, the remuneration instruments were increasingly differentiated. The objective of this differentiation is to arrive at a remuneration system that is balanced in its structure, and appropriate and competitive in terms of its amount.

The remuneration of the management board is determined by the Personnel Committee of the supervisory board. The remuneration structure is regularly discussed and examined in the plenary meetings of the supervisory board. See Note 46 to our Consolidated Financial Statements for further information.

The individual remuneration components for the management board include:

Fixed remuneration

The amount of the fixed remuneration is, on the one hand, determined by the delegated function or responsibility. On the other hand, it is influenced by external market conditions.

Variable remuneration

This component consists of an annual and a mid-term 3-year bonus, each of which is performance- and success-related and limited to a maximum amount.

Equity remuneration plans

This component consists of stock appreciation rights (SAR) and restricted stock units (RSU). More detailed information on the stock-based remuneration components can be found under Note 46 to our Consolidated Financial Statements or on the Internet at www.allianz.com/corporate-governance.

The valuation of the stock-based remuneration is merely a mathematically calculated reference value. If and when the stock-based remuneration will actually lead to a payment depends on the future development of the share price, the strike price and the date of exercise. Stock appreciation rights (SAR) can be exercised at the earliest upon expiration of a two-year vesting period; the vesting period for restricted stock units (RSU) is five years. The exercise, the number of rights issued and the development of the value of stock-based remuneration are shown in the income statement.

Variable remuneration and stock-based remuneration together form a three-tier incentive system.

Annual bonus (annual)	3-year-bonus (medium-term)	Equity-based remuneration (long-term)

Target categories	Target categories	Target category
Group objectives Group/department objectives Individual objectives	Meeting pre-defined strategic three-year objectives Sustained achievement of annual EVA® (Economic Value Added) objectives	Sustained increase of the share price

Miscellaneous

Income-equivalent ancillary benefits vary with the function and position of the recipient and are subject to personal income tax. They essentially include insurance coverage generally granted in the industry and the use of a company car. In 2004, income equivalent ancillary benefits amounted to €0.3 million (2003: €0.2 million).

The members of the management board are either not receiving remuneration from supervisory board or similar mandates at Allianz Group companies or the remuneration paid to members of the management board from such mandates is turned over to the company in full. Of the remuneration received from supervisory board or similar mandates in companies outside the Allianz Group, 50% is turned over to the company and, in the year under review, this amounted to €0.5 million (2003: €0.5 million). This remuneration is shown in the annual reports of the companies concerned. For a list of supervisory mandates in companies outside the Allianz Group see “Directors, Senior Management and Employees—Supervisory Board.”

The individual members of the management board each received the following remuneration:

	Fixed remuneration		Annual bonus(4)		Cash remuneration(5)		Reserves 3-year-bonus(6)		Group Equity- Incentive
Board of Management	2004	Change from previous year	2004	Change from previous year	2004	Change from previous year	2004	Change from previous year	2004 SARs/ RSUs granted
	€ thou	in %	€ thou	in %	€ thou	in %	€ thou	in %
Michael Diekmann (Chairman)(1),(7)	900	—	1,656	5	2,556	3	540	—	35,311
Dr. Paul Achleitner	700	—	1,245	4	1,945	3	360	—	28,693
Detlev Bremkamp	600	—	1,090	4	1,690	3	360	—	24,925
Jan R. Carendi (2),(7)	600	—	1,142	77	1,742	40	360	50	14,713
Dr. Joachim Faber	600	—	1,101	9	1,701	6	360	—	22,970
Dr. Reiner Hagemann(8)	700	17	1,491	42	2,191	33	360	—	23,540
Dr. Helmut Perlet	600	—	1,084	8	1,684	5	360	—	24,321
Dr. Gerhard Rupprecht(8)	600	—	1,048	4	1,648	2	360	—	22,970
Dr. Herbert Walter (3),(7),(9)	700	—	1,603	53	2,303	32	360	20	42,849
Dr. Werner Zedelius	480	—	836	4	1,316	2	360	25	18,376

(1)	Appointed chairman of the management board on April 29, 2003.
(2)	Member of Allianz AG management board since May 1, 2003.
(3)	Member of Allianz AG management board since March 19, 2003.
(4)	Paid in 2005 for fiscal 2004.
(5)	Total from fixed remuneration and annual bonus.
(6)	Pro rated share of provisions for reporting year.
(7)	Change over previous year on the basis of adjusted or pro rated remuneration in 2003.
(8)	Total remuneration from Allianz Group Board mandates. Allianz AG has a 50% share in this remuneration.
(9)	Total remuneration from Allianz Group Board mandates. Allianz AG has a 25% share in this remuneration.

The individual members of the management board each received the following stock-related remuneration:

	Number of rights granted		Mathematical value of Group Equity Incentives at the date of grant
	SAR(1)	RSU(2)	SAR(1)	RSU(2)	Total
			€ thou	€ thou	€ thou
Michael Diekmann (Chairman)	23,842	11,469	732	883	1,616
Dr. Paul Achleitner	19,373	9,320	595	718	1,313
Detlev Bremkamp	16,829	8,096	517	623	1,140
Jan R. Carendi	9,934	4,779	305	369	673
Dr. Joachim Faber	15,509	7,461	476	575	1,051
Dr. Reiner Hagemann(3)	15,894	7,646	488	589	1,077
Dr. Helmut Perlet	16,421	7,900	504	609	1,113
Dr. Gerhard Rupprecht(3)	15,509	7,461	476	575	1,051
Dr. Herbert Walter(4)	16,878	25,971	518	2,000	2,518
Dr. Werner Zedelius	12,407	5,969	381	460	841

(1)	Following a vesting period, the SARs may be exercised at any time between May 19, 2006 and May 18, 2011 at the latest, provided that the Allianz share price stands at a minimum of €100.16 and has outperformed the Dow Jones EURO STOXX Price Index (600) at least once for a period of 5 consecutive days during the contractual term. For more detailed information about SARs, see Note 46 to our Consolidated Financial Statements.
(2)	RSUs are exercised the day following expiration of a five-year vesting period; i. e. on May 5, 2009, at the Allianz AG share price applicable on that date. For more detailed information about RSUs, see Note 46 to our Consolidated Financial Statements.
(3)	Total remuneration from Allianz Group Board mandates. Allianz AG has a 50% share in this remuneration.
(4)	Total remuneration from Allianz Group Board mandates. Allianz AG has a 25% share in this remuneration.

Pensions and similar benefits

The pension agreements for members of the management board stipulate retirement benefits of a fixed amount that is not linked to the development of the fixed or variable remuneration components. The agreements are examined and revised at irregular intervals. As of 2005, a contribution-based increase is planned to replace this procedure. It will be financed by annual savings premiums with a fixed annual interest rate of 2.75%—equivalent to the actuarial interest rate of life insurance companies in Germany—and, in the event of disability, will be converted into value-equivalent pension payments to be paid for the lifetime of the individual concerned. If the net return on investment exceeds the actuarial interest rate, a corresponding profit share will be credited in the following year.

When a member of management board retires from the board at the end of his mandate, old age pension is paid no earlier than upon completion of the 60th year of age, except for cases of professional disability or general disability for medical reasons, or payments to a beneficiary in the case of death. If the mandate is terminated for other reasons before the retirement age has been reached, a non-expiring pension claim is maintained. But this claim does not include a right to the immediate payment of benefits.

The Allianz Group paid €2.3 million (2003: €1.1 million) to increase pension reserves and reserves for similar benefits for active members of the management board. On December 31, 2004, pension and similar reserves for members of the management board who were active on this date amounted to €25.8 million (2003: €21.4 million).

Remuneration of the Supervisory Board

The remuneration of the supervisory board was decided by the Annual General Meeting and is defined in article 9 of the Articles of Association.

The remuneration of the supervisory board is based on the size of the company, the functions and responsibilities of the members of the supervisory board and the economic situation of the company. For the most part, it is related to the dividend paid. The chairman and the deputy chairman of the supervisory board as well as the chairmen and members of its committees receive an additional remuneration.

The remuneration of the members of the supervisory board includes two components: a fixed amount of €4,000 and a variable amount dependent on the dividend. This amount is calculated as follows: for each cent by which the dividend per share exceeds the amount of 15 cents, an additional remuneration of €500 is paid. The amount of the dividend is determined by the appropriation of profit decided by the Annual General Meeting. The chairman of the supervisory board receives double, and his deputy one and a half times the amount of this remuneration. The remuneration of the members of the Personnel Committee and of the Standing Committee is increased by 25%, that of the chairmen of these committees by 50%. To prevent a conflict of interest on the part of the members of the Audit Committee with respect to the dividend proposal of the supervisory board, these members receive a fixed annual remuneration of €30,000 for their work in this committee, while the chairman receives a fixed amount of €45,000.

The additional remuneration of the committee members is capped by an upper limit. This limit takes effect when the remuneration of the chairman of the supervisory board has reached triple and that of the other members of the supervisory board double the basic remuneration. Since the dividend policy of the Allianz Group is oriented toward the long-term, the remuneration of the supervisory board to date contains no additional component that is based on the long-term performance of the company.

The individual members of the supervisory board each received the following remuneration:

	Fixed remuneration	Variable remuneration	Committee remuneration	Total remuneration
	€	€	€	€
Dr. Henning Schulte-Noelle (Chairman)	8,000	160,000	84,000	252,000
Norbert Blix (Deputy Chairman)	6,000	120,000	42,000	168,000
Dr. Wulf H. Bernotat	4,000	80,000	0	84,000
Dr. Diethart Breipohl	4,000	80,000	0	84,000
Bertrand Collomb (until 12/31/2004)	4,000	80,000	0	84,000
Dr. Gerhard Cromme	4,000	80,000	72,000	156,000
Jürgen Dormann (until 05/05/2004)	1,667	33,334	0	35,001
Claudia Eggert-Lehmann	4,000	80,000	0	84,000
Hinrich Feddersen	4,000	80,000	0	84,000
Peter Haimerl	4,000	80,000	21,000	105,000
Prof. Dr. Rudolf Hickel	4,000	80,000	30,000	114,000
Prof. Dr. Renate Köcher	4,000	80,000	0	84,000
Frank Ley	4,000	80,000	30,000	114,000
Dr. Max Link (since 07/01/2004)	2,000	40,000	0	42,000
Karl Neumeier	4,000	80,000	0	84,000
Herbert Pfennig (until 06/30/2004)	2,000	40,000	0	42,000
Sultan Salam	4,000	80,000	0	84,000
Dr. Albrecht Schäfer (since 05/05/2004)	2,667	53,334	0	56,001
Dr. Manfred Schneider	4,000	80,000	66,000	150,000
Margit Schoffer	4,000	80,000	0	84,000
Dr. Hermann Scholl	4,000	80,000	0	84,000
Prof. Dr. Dennis J. Snower (since 07/06/2004)	2,000	40,000	0	42,000
Prof. Jürgen E. Schrempp (until 06/30/2004)	2,000	40,000	0	42,000

Total	86,334	1,726,668	345,000	2,158,002

At the Annual General Meeting on May 4, 2005, the management board and supervisory board will propose to amend the supervisory board remuneration policy from 2005. In the future, remuneration components are to be paid in addition to a fixed remuneration, based on the Allianz Group’s earnings per share.

Board Practices

Allianz AG has entered into service contracts with management board members providing for a limited benefit upon termination of service prior to the stated expiration date of a management board member’s contract. In such circumstances, the management board member would receive monthly fixed payments for a further six months as well as pro rata bonus payments if the conditions for the bonus payments are fulfilled. If regular pension benefits were to become due during this time period, they would be credited against these payments. Allianz AG has not entered into such contracts with supervisory board members.

Share Ownership

As of April 11, 2005, the members of the management board and the supervisory board held less than 1% of our ordinary shares issued and outstanding. As of such date, based on our share register, the members of the management board and the supervisory board held in the aggregate approximately 2,970 ordinary shares of Allianz AG.

Employees

As of December 31, 2004, Allianz Group had more than 162,000 employees worldwide, of whom more than 75,000, or approximately 46.9%, were employed in Germany. A large number of our German employees are covered by collective bargaining agreements or similar arrangements. In the past three years, there have been no work stoppages or strikes at our various sites that have arisen from collective bargaining disputes or for other reasons which had a material adverse effect on the Allianz Group’s results of operations. We believe that our employee relations are good.

The following table shows the average number of employees of the Allianz Group by region for the years ended December 31, 2004, 2003 and 2002.

	At December 31,
	2004	2003	2002
Germany	75,667	82,245	87,398
Rest of Europe	61,086	63,538	66,657
NAFTA	10,523	12,098	12,644
Rest of World	14,904	15,869	14,952

Total	162,180	173,750	181,651

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

Awards were granted by the respective companies in accordance with uniform group-wide conditions. The grant price for SAR and RSU applicable for the award is calculated on the basis of the average daily closing price of the Allianz share in Xetra trading on the 10 trading days following the Annual General Meeting of Allianz AG. The grant price for the GEI plan 2004 is €83.47.

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

For additional information on our Group Equity Incentive Plans see Note 46 to our consolidated financial statements.

Employee Stock Purchase Plans

Allianz AG offers its shares to qualified employees in Germany and abroad at favorable conditions within pre-defined timeframes. To be eligible, employees must have been employed for a minimum period of six continuous months prior to the share offering and no notice of termination of employment must have been served. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares. Allianz AG and each participating Allianz Group subsidiary establishes a restricted period of at least one and maximum five years during which employees may not transfer the shares after purchasing them. After this period, the shares are not subject to vesting or other restrictions. The eligible employees of the Allianz Group acquired a total of 1,051,191 ordinary shares under such arrangements in 2004.

For additional information on our Employee Stock Purchase Plans, see Note 46 to our consolidated financial statements.

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

The outstanding capital stock of Allianz AG consists of ordinary shares without par value that are issued in registered form. Under the articles of association, each outstanding ordinary share represents one vote. Major shareholders do not have different voting rights. Based on our share register, as of April 11, 2005, we had approximately 524,500 registered shareholders, of which approximately 581 were U.S. holders. Based on our share register, approximately 7.2% of our ordinary shares issued were held by such U.S. holders. Although our shareholders are generally required when registering to indicate their respective names, addresses and, in the case of legal entities, whether they hold on behalf of a third party, many of our ordinary shares may be held of record by brokers, trustees or other nominal holders who are not required to provide such information with regard to beneficial holders. As a result, the number of holders of record or registered

U.S. holders may not be representative of the actual number of beneficial U.S. holders. See also “Directors, Senior Management and Employees—Share Ownership.”

Under the German Securities Trading Act, holders of voting securities of a listed German company must notify the German Federal Financial Supervisory Authority and the company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of a company’s shares. The provisions of the German Securities Trading Act provide several criteria for attribution of shares.

The following table sets forth information about beneficial ownership of our ordinary shares as of the indicated date as to each person (or group of affiliated persons) known by us, through documents filed publicly with the United States Securities and Exchange Commission (the “SEC”), to own beneficially more than 5% of the ordinary shares issued and outstanding, and as adjusted for recent changes in our outstanding ordinary shares. In addition, where different, we have indicated the percentage ownership provided by such shareholders in the filings under the new German reporting requirements discussed above.

Name of Beneficial Owner	Number of Ordinary Shares Reported in SEC Filings		Ownership Reported in SEC Filings		Ownership Reported in German Filings(2)
Munich Re	34,623,400	(1)	9.4	%(1)	9.9	%(3)

(1)	As of December 31, 2004, as reported on February 9, 2005.
(2)	Percentages have been rounded to a single decimal place.
(3)	As reported under the German Securities Trading Act on August 6, 2004.

As of March 31, 2005, 385,775,000 ordinary shares were issued, of which 384,922,270 were outstanding and 852,730 were held by the Allianz Group in treasury. The number of treasury shares held by the Allianz Group has decreased significantly as a result of the reduction of non-strategic assets by Dresdner Bank in the course of the “All-in-one” capital market transactions which were completed on January 28, 2005. For further information regarding such transactions, see “Operating and Financial Review and Prospects—Recent Developments.”

Significant changes in the percentage ownership held of record by any of our major shareholders in the last three years were as follows:

•	the share ownership of Munich Re decreased from 21.2% as of December 31, 2002 to approximately 9.4% of our outstanding ordinary shares on December 31, 2004, as reported to the SEC on February 9, 2005; and

•	the share ownership of Deutsche Bank as reported to the SEC decreased from approximately 5.5% as of December 31, 2002 to 3.4% as of June 30, 2003.

Related Party Transactions

Allianz Group companies maintain various types of ordinary course business relations (particularly in the area of insurance, banking and asset management) with related enterprises. In particular, the business relations with associated companies which are active in the insurance business take on various forms and may also include special service, computing, reinsurance, cost-sharing and asset management agreements whose terms are deemed appropriate by management. Similar relationships may exist with pension funds, foundations, joint ventures and companies which provide services to Allianz Group companies.

The following report relates to material business relationships with associated enterprises and enterprises in which the Allianz Group held ownership interest between 10% and 20% during the last fiscal year and to enterprises which held such an ownership interest in Allianz AG as well as to transactions with associated individuals.

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München (Munich Re)

In prior years, Allianz AG described Munich Re as a related party, primarily as a result of significant mutual cross-shareholdings, mutual board interlocks and important contractual relationships. Each of these factors has changed significantly in recent years, as described below.

Allianz Group reduced its ownership interest in Munich Re’s share capital during the first quarter 2003 to below 20%. Consequently, Munich Re was as of that time no longer accounted for as an associated company of the Allianz Group. During the fiscal year 2003, the Allianz Group further reduced its ownership interest in Munich Re and as of December 31, 2003 held only approximately 12.4% of Munich Re’s share capital. On March 2, 2004 the Allianz Group reduced its ownership interest in Munich Re’s share capital to approximately 9.4%. Consequently, Allianz’s interest in Munich Re was no longer considered as a participation pursuant to German insurance group solvency rules. As of December 31, 2004 Allianz Group’s ownership interest in Munich Re was approximately 9.8% (the strategic holdings remained at approximately 9.4%).

Munich Re also reduced its ownership interest in Allianz AG during 2003, and held as of December 31, 2003 approximately 12.2% of Allianz AG’s share capital, or approximately 12.8% of the outstanding shares as of this date. Further reductions occurred during the fiscal year 2004. On August 6, 2004, Munich Re reduced its shareholding in Allianz AG to below 10%. Afterwards, further reductions occurred and Munich Re held as of December 31, 2004 approximately 9.0% of the share capital of Allianz AG or approximately 9.4% of the outstanding shares of Allianz AG as of this date.

In the past, the relationship between Allianz AG and Munich Re was set forth in an agreement called “Principles of Cooperation” of May 2000. After several transactions during the previous fiscal years, in particular the reduction of mutual participations in other insurance companies and the reduction of the mutual cross-shareholdings, this agreement became irrelevant and was formally canceled with effect from December 31, 2003. Certain provisions regarding ordinary course quota share reinsurance remain in effect, as noted below.

In light of the above described material changes in the relationship between Allianz Group and Munich Re, in particular the significant reduction of the mutual shareholdings to below 10%, the cancellation of the “Principles of Cooperation” agreement and the termination of mutual board interlocks, we no longer consider Munich Re as a related party.

As Munich Re is one of the biggest reinsurers in the world, the reinsurance relationship between companies of the Allianz Group and Munich Re will continue. All reinsurance and retrocession agreements are a result of the ordinary course business within which Allianz Group companies purchase reinsurance coverage from, among other reinsurers, Munich Re. These reinsurance contracts cover world-wide business within all areas (life and health, as well as property and casualty) and are subject to arm’s length conditions. A major part of the reinsurance premiums relates to a quota share agreement for 10.5% of the gross self-retention of the insurance business of the companies of the Allianz German Property Casualty Group via Allianz AG.

The Allianz Group written premiums that were ceded to or assumed from companies of the Munich Re Group in 2002 and 2003 are shown in the following table for the years ending December 31:

	2003	2002
	€ mn	€ mn
Ceded premiums	2,250	2,300
Assumed premiums	650	600

Of the Allianz Group’s total third-party reinsurance premiums ceded, approximately 33.9% and 31.3% were ceded to the Munich Re Group for the years ending December 31, 2003 and 2002, respectively. These amounts represented approximately 3.7% and 3.8% of the Allianz Group’s gross premiums written for the years ending December 31, 2003 and 2002, respectively.

Eurohypo AG (Eurohypo)

Following the acquisition of Dresdner Bank by the Allianz Group, on August 1, 2002 we merged Deutsche Hyp with Rheinische Hypothekenbank AG, the mortgage banking subsidiary of Commerzbank, and Eurohypo, the mortgage banking subsidiary of Deutsche Bank, into a single entity, Eurohypo. We held an ownership interest of 28.5% in Eurohypo as of December 31, 2004 and accounted for it using the equity method; see Note 7 to our Consolidated Financial Statements.

One member of the supervisory board of Eurohypo is a member of the Management Board of Dresdner Bank AG. At December 31, 2004, the Allianz Group had loans to and held fixed income securities available-for-sale issued by Eurohypo of €16.9 billion in the aggregate. All of such loans were made in the ordinary course of business and are subject to arm’s length conditions. At December 31, 2004, our carrying value in Eurohypo was €1,930 million. See also “Information on the Company—Asset Management Operations—Significant Allianz Group Equity Investments.”

In addition, under an agreement in principle with Eurohypo, Dresdner Bank AG, Deutsche Bank AG, Commerzbank AG have agreed to certain transfer restrictions regarding their shares in Eurohypo which are in force until December 31, 2008, including preemptive rights.

EXTREMUS Versicherungs-AG (EXTREMUS)

Allianz Versicherungs-AG holds a 16% interest in EXTREMUS, a terror risk insurance company which was founded in Germany in the aftermath of the terrorist attack of September 11, 2001. Until March 31, 2004, and on the basis of a €10 billion state guarantee granted by the Federal Republic of Germany, EXTREMUS was able to provide excess coverage of up to €13 billion for terror risks encountered in Germany. This coverage was reduced to €10 billion on the basis of a reduced state guarantee of €8 billion as of April 1, 2004. EXTREMUS provides terror risk insurance coverage to German Allianz Group companies and Allianz Versicherungs-AG is one of the reinsures of EXTREMUS. All business relationships between Allianz Group companies and EXTREMUS are subject to market terms.

Loans to Members of the Board of Management and the Supervisory Board

In the normal course of business, and subject to applicable legal restrictions, members of the Board of Management and the Supervisory Board may be granted loans by Dresdner Bank AG and other Allianz Group companies. Other than such normal course loans, no loans have been granted since 2002 and at December 31, 2004, no loans to board members were outstanding.

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

Litigation

In May 2001, a consolidated class action complaint seeking class action status, In re Deutsche Telekom Securities Litigation, was filed in the United States District Court for the Southern District of New York by purported purchasers of Deutsche Telekom American Depositary Shares (ADSs). The securities were issued pursuant to a registration statement filed with the SEC on May 22, 2000 and pursuant to a prospectus dated June 17, 2000. Dresdner Bank AG, which was one of the underwriting syndicate’s joint global coordinators, was one of the named defendants. The complaint alleges that the offering prospectus contained material misrepresentations and/or omissions relating to Deutsche Telekom. On January 28, 2005, Deutsche Telekom announced that, without conceding any wrongdoing, it had entered into a stipulation to settle all claims against a payment by it of $ 120 million. The settlement, which requires U.S. court approval, would also resolve all claims involving the underwriters, including Dresdner Bank. As a result we do currently not expect any adverse effects resulting from this litigation for Dresdner Bank AG.

In July 2002, the German Federal Cartel Office (Bundeskartellamt) commenced an investigation against several property-casualty insurance companies in Germany, in connection with alleged coordinated behavior to achieve premium increases for the commercial and industrial property and liability insurance business and imposed administrative fines against ten German insurance companies, among them Allianz Versicherungs-AG, on March 22, 2005. Allianz Versicherungs-AG has appealed this decision.

In December 2001, the European Commission commenced an investigation in connection with alleged anticompetitive behavior related to aviation war risk insurance in the London market. In this context, several insurance companies operating in London, including a company of the Allianz Group, have received several information requests. The investigation was closed on March 18, 2005 without any finding of infringement by any insurer.

On November 5, 2001, a lawsuit, Silverstein v. Swiss Re International Business Insurance Company Ltd., was filed in the United States District Court for the Southern District of New York against certain insurers and reinsurers, including a subsidiary of Allianz AG which is now named Allianz Global Risks U.S. Insurance Company. The complaint sought a determination that the terrorist attack of September 11, 2001 on the World Trade Center constituted two separate occurrences under the alleged terms of various coverages. In connection with the terrorist attack of September 11, 2001 we recorded net claims expense of approximately €1.5 billion in 2001 for the Allianz Group on the basis of one occurrence. On December 6, 2004, a New York jury rendered a verdict that the World Trade Center attack constituted two occurrences under the relevant insurance slips and policies. As of today, this decision had no adverse impact on the Allianz Group’s operating results. The final implications of this decision for the Allianz Group will not be determined until the completion of further proceedings.

On December 19, 2002, the insolvency administrator of KirchMedia GmbH & Co. KGaA (KirchMedia) made a formal demand on Dresdner Bank AG to compensate the insolvency assets (Insolvenzmasse) of Kirch Media for the loss of a 25% shareholding in the Spanish television group Telecinco. This shareholding had been pledged by subsidiaries of KirchMedia to Dresdner Bank AG as collateral for a loan of €500 million from Dresdner Bank to KirchMedia’s holding company, TaurusHolding GmbH & Co. KG (or TaurusHolding). Following TaurusHolding’s default on the loan in April 2002 and insolvency in June 2002, Dresdner Bank AG enforced its security interest and acquired through a subsidiary the Telecinco shareholding in a forced auction sale. The insolvency administrator contends that the pledge was created under circumstances that cause it to be invalid or void and may initiate legal action against Dresdner Bank AG. The management of Dresdner Bank AG believes that there is no valid basis for the insolvency administrator’s demand. At the end of June 2004, the 25% shareholding in Telecinco was placed within Telecinco’s initial public offering.

The insolvency administrator and the major limited partner of Heye KG have filed a complaint claiming damages of approximately €200 million from Dresdner Bank, alleging a failure to execute transfer orders despite a purported line of credit. On April 7, 2005, Dresdner Bank was served with the complaint. Based on a preliminary review, management of Dresdner Bank AG believes that such claim is without merit.

On May 24, 2002, pursuant to a statutory squeeze-out procedure, the general meeting of Dresdner Bank AG resolved to transfer shares from its minority shareholders to Allianz AG as principal shareholder in return for payment of a cash settlement amounting to €51.50 per share. The amount of the cash settlement was established by Allianz AG on the basis of an expert opinion, and its adequacy was confirmed by a court-appointed auditor. Some of the former minority shareholders applied for a court review of the appropriate amount of the cash settlement in a mediation procedure (Spruchverfahren), which is pending with the district court (Landgericht) of Frankfurt. Management believes, that a claim to increase the cash settlement does not exist. In the event that the court were to determine a higher amount as an appropriate cash settlement, this would affect all approximately 16 million shares which were transferred to Allianz AG.

In September 2004, PEA Capital LLC, PA Fund Management LLC and PA Distributors LLC, all subsidiaries of Allianz Global Investors of America L.P. (formerly Allianz Dresdner Asset Management of America L.P.) entered into settlements with the U.S. Securities and Exchange Commission (SEC) and various state regulators related to matters involving market timing and revenue sharing. On April 11, 2005 the Attorney General of the State West Virginia filed a complaint against these same subsidiaries of Allianz Global Investors of America L.P., based on generally the same facts. Since February 2004, Allianz Global Investors of America L.P. and some of its subsidiaries have also been named as defendants in multiple civil U.S. lawsuits commenced as putative class actions. These lawsuits relate generally to the same facts that were the subject of the regulatory proceedings settled in 2004 as described above. The outcome of these proceedings cannot be predicted at this stage.

Furthermore, the SEC is investigating practices in the mutual fund industry relating to mutual fund purchases of other mutual funds. Allianz Global Investors is cooperating with the SEC with respect to this review.

As a global financial services provider, we are subject to detailed regulation and supervision in the jurisdictions where we do business. For a discussion of such regulatory and supervisory matters which may have an effect on our insurance, banking and asset management businesses, see “Information on the Company—Regulation and Supervision.”

Dividend Policy

Allianz AG normally declares dividends at the annual general meeting and pays these dividends once a year. Under applicable German law, dividends may be declared and paid only from balance sheet profits as shown in the German statutory annual financial statements of Allianz AG. For each fiscal year, the management board approves the annual financial statements and submits them to the supervisory board with its proposal as to the

appropriation of the annual profit. This proposal will set forth what amounts of the annual profit should be paid out as dividends, transferred to capital reserves, or carried forward to the next fiscal year. Upon approval by the supervisory board, the management board and the supervisory board submit their combined proposal to the shareholders at the annual general meeting. The general meeting ultimately determines the appropriation of the annual profits, including the amount of the annual dividends. Shareholders generally participate in distributions of any dividends in proportion to the number of their ordinary shares. Any dividends declared by Allianz AG will be paid in Euro.

For information regarding annual dividends paid from 2000 through 2004, see “Key Information—Dividends.”

Significant Changes

For a description of significant developments since the date of the annual financial statements included in this annual report, see “Operating and Financial Review and Prospects—Recent Developments” and Note 47 to the consolidated financial statements.

ITEM 9. The Offer and Listing

Trading Markets

The principal trading market for the ordinary shares is the Frankfurt Stock Exchange. The ordinary shares also trade on the other German stock exchanges in Berlin, Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart, as well as the stock exchanges in London, Paris and Zürich. The ADSs of Allianz AG, each representing one-tenth of an ordinary share, trade on the New York Stock Exchange under the symbol “AZ.” See also “Major Shareholders and Related Party Transactions—Major Shareholders.”

Market Price Information

The table below sets forth, for the periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for the ordinary shares of Allianz AG as reported by XETRA. The table also shows, for the periods indicated, the highs and lows of the DAX. See the discussion under “Key Information—Exchange Rate Information” for information with respect to rates of exchange between the U.S. dollar and the Euro applicable during the periods set forth below.

	Price per ordinary share(1)		DAX
	High	Low	High	Low
	€	€
Annual highs and lows
2000	399.2	285.9	8,065.0	6,200.7
2001	358.3	185.8	6,795.1	3,787.2
2002	259.5	69.4	5,462.6	2,597.9
2003	101.5	41.1	3,965.2	2,203.0
2004	111.2	73.9	4,261.8	3,647.0
2005 (through April 11, 2005)	101.0	89.7	4,428.1	4,201.8
Quarterly highs and lows 2003
First quarter	89.4	41.1	3,157.3	2,203.0
Second quarter	78.2	43.4	3,304.2	2,450.2
Third quarter	95.0	69.6	3,668.7	3,146.6
Fourth quarter	101.5	76.0	3,965.2	3,276.6
2004
First quarter	111.2	86.2	4,151.8	3,726.1
Second quarter	94.4	80.7	4,134.1	3,754.4
Third quarter	89.3	73.9	4,035.0	3,647.0
Fourth quarter	97.9	78.5	4,261.8	3,854.4
2005
First quarter	101.0	89.7	4,428.1	4,201.8
Monthly highs and lows 2004
October	87.0	78.5	4,049.7	3,854.4
November	97.7	84.7	4,183.4	4,012.6
December	97.9	94.0	4,261.8	4,150.4
2005
January	97.8	89.7	4,316.4	4,201.8
February	95.7	91.2	4402.0	4280.0
March	101.0	95.8	4,428.1	4,296.4

(1)	Adjusted to reflect the capital increase in April 2003.

On April 11, 2005, the closing sale price per Allianz AG ordinary share on XETRA was €96.94, which was equivalent to $125.75 per ordinary share, translated at the closing buying rate for Euros on such date.

Based on turnover statistics supplied by Bloomberg, the average daily volume of the ordinary shares of Allianz AG traded on the Frankfurt Stock Exchange (XETRA) between January 3, 2005 and April 11, 2005 was 2,476,783.

Trading on the New York Stock Exchange

Official trading of Allianz AG ADSs on the New York Stock Exchange commenced on November 3, 2000. Allianz AG ADSs trade under the symbol “AZ.”

The following table sets forth, for the periods indicated, the high and low closing sales prices per Allianz AG ADS as reported on the New York Stock Exchange Composite Tape:

	Price per ADS
	High	Low
	$	$
Annual highs and lows
2001	37.6	18.7
2002	25.2	7.5
2003	12.7	5.0
2004	14.0	9.0
2005 (through April 11, 2005)	13.4	11.7
Quarterly highs and lows 2003
First quarter	10.5	5.0
Second quarter	9.3	5.3
Third quarter	10.6	8.2
Fourth quarter	12.7	9.0
2004
First quarter	14.0	10.6
Second quarter	11.4	9.6
Third quarter	10.9	9.0
Fourth quarter	13.3	10.0
2005
First quarter	13.4	11.7
Monthly highs and lows 2004
October	10.9	10.0
November	12.6	10.8
December	13.3	12.5
2005
January	13.0	11.7
February	12.7	11.9
March	13.4	12.6

On April 11, 2005, the closing sales price per Allianz AG ADS on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was $12.61.

ITEM 10. Additional Information

Articles of Association

Information relating to Allianz AG’s articles of association is incorporated in this annual report by reference to Allianz AG’s Registration Statement on Form 20-F (File No. 1-15154) as filed with the SEC on October 31, 2000. Allianz AG’s current articles of association are filed as an exhibit to this annual report.

Organization

Allianz AG is a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act. It is registered in the Commercial Register in Munich, Germany under the entry number HR B 7158.

The share capital of Allianz AG consists of ordinary shares without par value. As of April 11, 2005, the capital stock of Allianz AG amounts to €987,584,000. It is sub-divided into 385,775,000 no-par shares, of which 385,350,965 shares were outstanding. See also “Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Conditions Governing Changes in Capital

Allianz AG has several categories of authorized capital, which are set forth in its articles of association. At the Annual General Meeting on May 5, 2004, the shareholders approved the following authorized capital for issuance of new registered shares by the management board, upon the approval of the supervisory board:

•	Up to €450,000,000 in the aggregate on one or more occasions on or before May 4, 2009 by issuing new registered no-par shares against contributions in cash and/or in kind (Authorized Capital 2004/1), of which an amount of €450,000,000 remain as of June 18, 2004. If the capital stock is increased against contributions in cash, the shareholders are to be granted preemptive rights. However, the management board is authorized, upon the approval of the supervisory board, to exclude shareholders’ preemptive rights:

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

•	Furthermore, the management board is authorized, upon the approval of the supervisory board, to exclude shareholders’ preemptive rights in the case of a capital increase against contributions in kind. The management board is also authorized, upon the approval of the supervisory board, to determine the additional rights of the shares and the conditions of their issuance.

•	Up to €10,000,000 in the aggregate on one or more occasions on or before May 4, 2009 by issuing new registered no-par shares against contributions in cash (Authorized

Capital 2004/II), of which amount €10,000,000 remain as of June 18 2004. The management board is authorized, upon the approval of the supervisory board:

(i) to exclude shareholders’ preemptive rights in order to issue the new shares to the employees of Allianz AG and Allianz Group companies;

(ii) to exclude preemptive rights with respect to fractional amounts; and

(iii) to determine the additional rights of these shares and the conditions of their issuance.

The shareholders have conditionally increased the share capital by an aggregate amount of €250,000,000.00 through issuance of up to 97,656,250 new registered no-par shares (Conditional Capital 2004). The conditional capital increase shall be carried out only to the extent that conversation or option rights are exercised by holders of bonds that Allianz AG or its Group companies have issued against payment in cash pursuant to the authorization approved by the Annual General Meeting on May 5, 2004, or to the extent that mandatory conversion obligations are fulfilled, and insofar as no other methods of servicing these rights are used.

With respect to purchases of our own ordinary shares, see Note 14 to our consolidated financial statements.

Capi tal Increase

In April 2003, by way of a rights offering, we raised approximately €4.4 billion, based on a subscription price of €38.00 per share, resulting in net proceeds of approximately €4.3 billion after deduction of the commission payable to the underwriters. We increased our issued share capital by €300,000,000 to €982,408,000 by issuing 117,187,500 new no-par value shares with full dividend entitlement for the 2003 fiscal year. For further information regarding capital increases see also Note 14 to our consolidated financial statements.

Material Contracts

For information on material contracts to which Allianz AG or any of its subsidiaries was a party in the preceding two years, see “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Exchange Controls

Germany does not generally restrict capital movements between Germany and other countries, institutions or persons.

For statistical purposes, subject to certain exceptions, each company or person domiciled in Germany is required to report to the German Bundesbank each payment received from or made to a company or person not domiciled in Germany in excess of €12,500 (or an equivalent amount in a foreign currency). Moreover, all claims and liabilities of a company or person domiciled in Germany against or towards a company or person not domiciled in Germany in excess of €5 million (or an equivalent amount in a foreign currency) are required to be reported monthly to the German Bundesbank.

Other than as described above, there is no limitation on the right of non-resident or foreign owners to receive dividends or other payments relating to the ordinary shares or the ADSs permitted or granted by German law. Various national, state and other laws relating to the acquisition of “control” of Allianz AG’s insurance and banking subsidiaries may impose limitations on the ability to acquire ordinary shares or ADSs beyond specified thresholds. In addition, some national laws may authorize investigation of certain money transfers. See “Information on the Company and Operating and Financial Review and Prospects—Regulation and Supervision—Acquisition Control Matters.”

German Taxation

The following discussion is a summary of the material German tax consequences for beneficial owners of shares or ADSs who are (i) not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany) and (ii) whose shares do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as “Non-German Holders.”

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

Taxation of the Company in Germany

German corporations with a fiscal year that equals the calendar year, including Allianz AG, have been subject to a corporate income tax rate of 25% in 2004. The solidarity surcharge of 5.5% on the net assessed corporate income tax has been retained in 2004, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to approximately 26.38%.

In addition, German corporations are subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax purposes.

From 2004 onwards, tax losses carried forward can be used to offset against taxable profits of a period for an amount not exceeding €1 million. Taxable profits exceeding €1 million may only be set off by 60% against tax losses brought forward from prior periods. Unutilized tax losses can be carried forward without any time limitation.

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

If you are a Non-German Holder, the withholding tax rate may be reduced in accordance with an applicable income tax treaty. Under most income tax treaties to which Germany is a party, including the U.S.-German income tax treaty, the rate of dividend withholding tax for individual holders and corporate holders of a non-qualifying participation is reduced to 15%. In that case, the Non-German Holder eligible for the reduced treaty rate may apply for a refund of 6.1% of the declared dividend for dividend distributions paid on or after January 1, 2002 by Allianz AG. The application for refund must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Refund Procedure for U.S. Shareholders

For shares and ADSs kept in custody with The Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and the solidarity surcharge thereon on a trial basis. Under this procedure, The Depository Trust Company may submit claims for refunds payable to eligible U.S. holders (as defined below) under the income tax convention between Germany and the United States, as currently in effect (the “Treaty”) collectively to the German tax authorities on behalf of these eligible U.S. holders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to The Depository Trust Company, which will redistribute these amounts to the eligible U.S. holders according to the regulations governing the procedure. The German Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to The Depository Trust Company. Details of this collective procedure are available from The Depository Trust Company.

You are an “eligible U.S. holder” if you are a U.S. holder (as defined below under “—United States Taxation”) that:

•	is a resident of the United States for purposes of the Treaty;

•	does not maintain a permanent establishment or fixed base in Germany to which the ordinary shares or ADSs are attributable and through which you carry on or have carried on business (or, in the case of an individual, perform or have performed independent personal services); and

•	is otherwise eligible for benefits under the Treaty with respect to income and gain from the ordinary shares or ADSs.

Individual claims for refunds may be made on a special German form which must be filed with the German Federal Tax Office at the address noted above. Copies of such form may be obtained from the German Federal Tax Office at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received. Holders who are entitled to a refund in excess of €150 for the calendar year generally must file their refund claims on an individual basis. However, the custodian bank may be in a position to make refund claims on behalf of such holders.

As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the eligible U.S. holder’s name, Social Security or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his refund claim.

Taxation of Capital Gains

Under German domestic tax law as in effect in 2003, capital gains derived on or after January 1, 2002 by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the five-year period immediately preceding the disposition. In computing the relevant size of a Non-German Holder’s shareholding, shareholdings already existing prior to the effective date of the German Tax Reduction Act (approved by the German legislature in July 2000) are also taken into account. Corporate Non-German Holders are exempt from German tax on capital gains derived on or after January 1, 2002 from the sale or other disposition of shares or ADSs in a German corporation with a fiscal year that equals the calendar year. However, from 2004 onwards, 5% of the net capital gain are considered as non tax deductible expense for purposes of corporate income tax as well as trade tax on income. Half of the capital gains realized by the individual Non-German Holders are subject to German individual income tax plus a 5.5% solidarity surcharge.

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

United States Taxation

This section describes the principal United States federal income tax consequences of owning ordinary shares or ADSs. It applies to you only if you hold your ordinary shares or ADSs as capital assets for tax purposes. This section does not address all material tax consequences of owning ordinary shares or ADSs. It does not address special classes of holders, some of whom may be subject to other rules, including:

•	dealers in securities or currencies;

•	tax-exempt entities;

•	life insurance companies;

•	broker-dealers;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	investors liable for alternative minimum tax;

•	investors that actually or constructively own 10% or more of the voting stock of Allianz AG;

•	investors that hold ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	investors whose functional currency is not the U.S. dollar.

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

You are a “U.S. holder” if you are a beneficial owner of ordinary shares or ADSs and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state, local, foreign and other tax consequences of owning and disposing of ordinary shares or ADSs in your particular circumstances. In particular, you should confirm whether you qualify for the benefits of the Treaty and the consequences of failing to do so.

Taxation of Dividends

If you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ordinary shares or ADSs generally will be qualified dividend income if you meet the holding period requirement. You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the gross dividend amount, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The currency gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the German tax withheld in accordance with German law or the Treaty and paid over to Germany will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “German Taxation—Refund Procedure for U.S. Shareholders,” above, for the procedures for obtaining a tax refund. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Dividends constitute income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

If you are a U.S. holder and sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Gain or loss generally will be treated as arising from sources within the United States for foreign tax credit limitation purposes.

Documents on Display

Allianz AG is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Allianz AG files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Commission’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Allianz AG’s annual reports and some of the other information submitted by Allianz AG to the Commission may be accessed through this web site. In addition, material filed by Allianz AG can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

As providers of financial services, we consider risk management one of our core competencies. Risk management is therefore an integrated part of our controlling process. We identify and measure, aggregate and manage risks. The result of this process determines how much capital is allocated to the Allianz Group’s various divisions.

Risk Governance Structure

Responsibilities

In our business, successful risk management means controlling risks in order to protect the financial strength of the Allianz Group and increase its value on a sustainable basis. Therefore, the management board of Allianz AG formulates the business objectives and allocates the capital resources of the Allianz Group according to return-on-investment and risk criteria.

Since 2003, the Group Risk Committee has been monitoring the capitalization and risk profile of the Allianz Group to ensure a reasonable ratio between these two criteria. This committee consists solely of members of the management board of Allianz AG. Its role is to ensure comprehensive risk awareness within the Allianz Group and to further improve risk control. It also provides information to the management board about risk-relevant developments, sets risk limits, and is responsible for recommending and coordinating risk containment measures.

Group Risk Control, which reports to the Chief Financial Officer, develops methods and processes for risk assessment and control on an Allianz Group-wide basis. On this basis, it forms an overview of local and global risks, derives the risk situation of the Allianz Group, and regularly informs management about the current situation. In addition, Group Risk Control ensures that the risk governance principles of the Allianz Group are fully adhered to. Group Risk Control is also responsible for the centralized monitoring of accumulation risk over all business lines. This structure ensures that we control our local and global risks equally, and are not exposed to the danger of overall risk increasing unnoticed.

Within our risk governance policy, local units assume independent responsibility for their own risk control, as ultimately, it is they who have to respond quickly to risk changes in a market-oriented manner. At the same time, this independent responsibility enables operating units to meet the applicable legal requirements at their respective locations.

Investment risk management is implemented jointly with local units as part of a structured investment process. The Allianz Group Finance Committee, which is also made up of members of the management board of Allianz AG, delegates far-reaching, decision-making authority to the regional Finance Committees, which monitor activities in their respective regions or countries. These regional Finance Committees compile local investment guidelines for their particular locations. Operational responsibility for investment portfolios lies within the local units.

Insurance, banking and asset management are all heavily influenced by legal factors; legislative changes in particular have a primary influence on our activities. Legal risks also include major litigation and disputes, regulatory proceedings, and contractual clauses that are unclear or construed differently by the courts. Limitation of such legal risks is a major task of our Legal Department, carried out with support from operating departments. The objective is to ensure laws are observed, to react appropriately to all impending legislative changes or new court rulings, attend to legal disputes and litigation, and provide legally appropriate solutions for transactions and business processes.

The Trend Assessment Committee is responsible for the early recognition of new risks. Their role is to study and evaluate changes that may have a significant impact on the Allianz Group’s risk situation.

Principles

Independent Risk Oversight. In 2004, the Allianz Group further strengthened the principle of independent risk oversight. There is a clear distinction between risk assumption (i.e. the responsibility for the business including associated risk management) and independent risk monitoring. The latter also analyses alternative courses of action and proposes recommendations to the Risk Committee and the management board of Allianz AG.

Risk Policies. The Group Risk Policy establishes minimum requirements that are binding for all operating units. In 2004, these general principles were strengthened for our insurance, banking and assets management segments and specific minimum risk standards were established. These requirements, which are applicable for the entire Allianz Group, are to be implemented by operating entities worldwide and monitored on a regular basis by Group Risk Control through a structured process.

Risk Management Tools

Risk Capital. We manage our business activities through our respective local entities. The most important parameters used in our risk-oriented controlling process are Economic Value Added (or “EVA”©) and risk capital.

Risk capital is used as a hedge against unexpected losses. In 2004, we used our internal risk model as input for the value-oriented management framework of our insurance companies and Dresdner Bank. For asset management, we used a model based on a concept developed by the Standard & Poor’s rating agency. Our internal risk model evaluates quantifiable risks within a set timeframe and calculates a potential loss. This model allows us to evaluate internal data using methods based on the theory of probability. This process takes into account the special characteristics of our operating entities as well as the specific nature of their risks. Portfolio effects are also incorporated into our risk analyses. With the internal risk capital model, we are able to evaluate risk even more precisely and optimize allocation of capital within the Allianz Group.

Our risk capital model quantifies the following risk categories:

•	Market Risks—possible losses caused by changes in interest rates, exchange rates, share prices and other relevant market prices.

•	Credit Risks—possible losses caused by the inability to pay or a downgrade in the credit rating of debtors or counterparties.

•	Actuarial Risks—risks from the sale of insurance protection.

•	Business Risks—cost risks and operational risks, i.e. risks associated with external events or arising from insufficient or failing internal processes, procedures and systems.

At a minimum, the capital we allocate to our operating entities in accordance with our internal risk capital model meet the requirements for an “A” rating from Standard & Poor’s. Diversification effects result in a capitalization of the Allianz Group equivalent to an “AA” rating from Standard & Poor’s. Our risk capital after diversification effects and before minority interest amounted to €34.3 billion at December 31, 2004.

Risk capital (after group diversification) by risk category

Risk category	Risk capital
€ bn
Market risks	15.2
Credit risks	5.9
Actuarial risks	8.0
Business risks	5.2

Total	34.3

Risk capital (after group diversification) by segment

Segment	Risk capital
€ bn
Property-Casualty Insurance	17.7
Life/Health Insurance	4.5
Banking	6.8
Asset Management	2.0
Holding	3.3

Total	34.3

Limit System. In 2004, we introduced a limit system for credit risks that is applicable for the entire Allianz Group. The limit system aggregates major risks of Allianz Group-wide significance from credit insurance, lending and our capital investments and serves as the basis for controlling the risk on an Allianz Group-wide basis in detecting credit risks at an early stage.

Stress Tests. In addition to risk capital analyses, we also carry out stress tests, which act as early-warning indicators to secure external capital requirements. This affects capital requirements from the viewpoint of our supervisory authorities and rating agencies.

Risk Controlling—Insurance Business

Market Risks. We monitor market risks by means of sensitivity analyses and stress testing. As protection against exchange rate fluctuations, we back our insurance commitments, to a very large extent, with funds of the same currency. In certain insurance lines, there is a direct link between investments and obligations to our customers. Life insurance is subject to the guaranteed interest risk in that we must credit interest to our customers pursuant to the underlying contracts. The close relationship between insurance obligations and investment of the capital related to these obligations is monitored by using specific models for asset-liability management. We are continuously developing our asset-liability management. In 2003, we initiated a project to utilize new methods for examining the value drivers of our life insurance business.

In individual cases, we utilize derivative financial instruments to hedge against price risks, credit risks and risks associated with interest rate changes. We include derivative risks within our internal investment and monitoring rules which, in our insurance segment, are based on the stricter regulations imposed by supervisory authorities for banks.

We limit liquidity risk by continually reconciling the cash flow from our investment portfolio with our commitment to pay liabilities. We employ actuarial methods for estimating our liabilities arising from insurance contracts.

Credit Risks. We limit our liability from insurance business by ceding part of the risks we assume to the international reinsurance market. When selecting our reinsurance partners, we consider only companies that offer excellent security. To control this credit risk, we compile Allianz Group-wide data on receivables from insurance losses. Approximately 81% of the Allianz Group’s reinsurance recoverables are distributed over reinsurers with an investment grade rating. Additionally, more than 75% are distributed over reinsurers who have been assigned at least an “A” rating by Standard & Poor’s.

Ceded reserves by rating classes (net of amounts due from reinsurers)

in € bn

We limit our fixed income investment credit risk by setting high requirements on the creditworthiness of our debtors and by spreading the risk. Through our central credit risk management, we consolidate our exposure according to debtors and across all investment categories and business segments, and monitor the exposure of the Allianz Group on a monthly basis. Approximately 93% of the fixed income investments of the insurance companies of the Allianz Group have an investment grade rating. More than 86% are distributed over obligors that have been assigned at least an “A” rating by Standard & Poor’s.

Fixed income investments by rating classes

in € bn

Premium Risks. Premium risks are controlled primarily with the assistance of actuarial models used to calculate premiums and monitor claim patterns. In addition, we issue guidelines for underwriting insurance contracts and assuming insurance risks. Natural disasters such as earthquakes, storms and floods represent a special challenge for risk management. The tsunamis in South Asia have shown how devastating the effects of such events can have across national borders. This disaster, and potential dangers from global climate changes, emphasize the significance of risk quantification and management for natural disasters. The relatively low net claims against the Allianz Group from the series of hurricanes in 2004 show that active portfolio management can reduce the effects on results by means of a selective and disciplined underwriting policy. The increasing claim volume worldwide is caused by an increasing concentration of insured values, especially in endangered areas. In order to manage such risks and better estimate the potential effects of natural disasters, we use special modeling techniques in which we combine data about our portfolio (e.g. the geographic distribution of insurance amounts), with simulated natural disaster scenarios in order to estimate the magnitude for potential damage. Where such models do not exist (e.g. flood risk in Germany), we utilize a scenario-based methodology.

Reserve Risks. We control reserve risks by constantly monitoring the development of the provisions for insurance claims that have been submitted but not yet settled in all companies, and mend the provisions as necessary. For this, we use special actuarial methods. For calculating insurance provisions in life insurance, the biometric assumptions, such as life expectancy, disability and illness, play a major role. If available, we use assumptions approved by supervisory authorities and actuarial associations. See “Information on the Company—Property-Casualty Insurance Reserves” for a discussion of certain historical data concerning the development of our property-casualty insurance reserves.

Business Risks. The operational risks are limited by a wide range of technical and organizational measures. We attempt to reduce any such risks by installing a comprehensive system of internal controls and security systems within each operating entity.

At December 31, 2004, the risk capital of our insurance companies, considering local solvency requirements and before Allianz Group diversification and minority interests, was €21.9 billion for property-casualty insurance and €8.7 billion for life insurance.

Risk Controlling in our Banking Business

Market Risks. Dresdner Bank uses a proprietary value-at-risk model that takes into account all aspects of general and specific risks. The value-at-risk is defined as a maximum loss that is not exceeded, with a confidence level of 99% and a holding period of 10 trading days. The German Federal Financial Supervisory Authority (or “BaFin”) has approved Dresdner Bank’s value-at-risk model for purposes of reporting in accordance with Principle I of the German Banking Act. The value-at-risk model is complemented by scenario analyses.

For purposes of setting internal limits and risk management, we calculate value-at-risk with a confidence level of 95% and a one-day holding period. Unlike the value-at-risk calculation required by the supervisory authority, which is based on historical market data, we thus assign greater weight to the most recent market fluctuations.

Value-at-risk is only one of the instruments used to characterize and control the risk profile of the Dresdner Bank Group. In addition, Dresdner Bank also uses operational risk indicators and limits, which are specifically adapted to the risk situation of the trading units. Trading is controlled by setting value-

at-risk and operational market risk limits. Current limit utilization is determined and monitored by Group Risk Controlling on a daily basis. Limit breaches are immediately indicated to management so that corrective action can be taken.

Market risks within Dresdner Bank’s trading portfolio had a value-at-risk, with a 99% confidence level and 10-day holding period, of €50 million at December 31, 2004 compared to €96 million at December 31, 2003.

Value-at-risk statistics

(99 % confidence level, 10-day holding period)

	Year Ending 2004	Annual statistics 2004			Year Ending 2003
		Mean value	Maximum value	Minimum value
	€ mn	€ mn	€ mn	€ mn	€ mn
Aggregate risk	50	95	155	46	96
Interest rate risk	57	99	159	49	88
Equity risk	15	20	36	12	29
Currency/commodity risk	9	11	37	2	19
Diversification effect(1)	(31)	(35)	—	—	(40)

(1)	No diversification effect can be taken into account since the maximum and minimum values were measured at different dates.

Market risks within Dresdner Bank’s banking book mainly comprises the risk of interest changes and is analyzed on the basis of sensitivity and value-at-risk indicators. As in the case for Dresdner Bank’s trading portfolio, Dresdner Bank manages this risk by setting value-at-risk limits. At December 31, 2004, the value-at-risk, with a 99% confidence level and 10-day holding period, for interest rate risks at the Dresdner Bank Group declined to €8.6 million compared to €31.2 million at December 31, 2003.

Currency risks in the banking book of Dresdner Bank are limited by applying the principle that all loans and deposits in foreign currencies are refinanced or reinvested in the same currency with matching maturities.

Liquidity control and liquidity risk management are the responsibility of Treasury and Risk Controlling within Dresdner Bank, which establish principles for liquidity management and its liquidity policy. This liquidity policy meets both regulatory requirements and Allianz Group standards. The liquidity risk limits set include a reporting process for limit breaches and provisions for emergency planning. Liquidity risk measurement is based on Dresdner Bank’s liquidity management system. This system models the maturities of all cash flows and compiles a scenario-based liquidity balance sheet, taking into account available prime-rated securities.

Credit Risks. Credit risks include credit and counterparty risks from loans and advances, issuer risks from our securities business, counterparty risks from trading activities and country risks.

In 2004, we advanced in both the expansion of industry-specific expertise and the internal organization of risk management units by customer segments. As part of improved risk monitoring, risk reporting has been broadened and adapted to the lending business minimum requirements (or “MaK”) of the German supervisory authorities. Measures to limit concentration risks were also continued.

The central element in the approval, monitoring and control process is the rating of our customers. In this process, the various creditworthiness characteristics of our customers are presented in the form of rating classes. To categorize the default probability of a borrower, a system with 16 different rating classes is used. The first six classes correspond to “investment grade”, classes VII to XIV signify “non-investment grade”. Rating classes XV and XVI are default classes according to the Basel II definition. At December 31, 2004, approximately 78% of all credit risks in the trading and banking portfolios of the Dresdner Bank Group were included in rating classes I to VI.

The volume of the overall portfolio is, to a large extent, determined by Dresdner Bank’s trading business, which involves primarily transactions with counterparties in rating classes I to VI, i.e. with state and local agencies and financial service providers.

These counterparties account for approximately 89% of Dresdner Bank’s trading business and 60% of its total portfolio.

Overall portfolio view by rating classes

in %

Of the total credit and counterparty risks from loans and advances of Dresdner Bank’s lending activities, 34% was accounted for by the Personal Banking division, 15% by the Private & Business Banking division, 34% by the Corporate Banking division, 11% by the Dresdner Kleinwort Wasserstein division and 6% by the IRU division. The risk-oriented portfolio reduction by the IRU and the improvements already made in lending procedures are reflected in the improved average default probability of its loan portfolio.

Credit and counterparty risks from loans and advances by rating classes in %

With respect to counterparty risks from trading activities in the credit-sensitive trading business with OTC derivatives, the selection of counterparties plays a decisive role. The selection process is geared towards counterparties with top quality credit ratings. In assessing current counterparty risk, positive replacement values from Dresdner Bank’s position is the determining factor. These correspond to the additional expense or lower yield that would result from restoring an equivalent position in the event of a trading partner defaulting. The banking sector, and other financial services provider sectors, account for a large proportion of the positive replacement values.

Counterparties by market segment

Counterparties by industry segment	Positive replacement values
	12/31/2004	12/31/2003
	€ mn	€ mn
Banks	46,014	38,611
Other financial services providers	19,752	16,063
Insurance companies	115	411
Small industry	669	741
Telecommunication, media, technology	3,159	489
Transportation	492	457
Raw materials	19	148
Real estate	126	108
Government	59	1,119
Other	2,925	773

Total—before netting	73,330	58,920

Total—after netting and security	13,926	14,251

In the rated derivatives portfolios of Dresdner Bank, 96% of the positive replacement values involve counterparties in risk classes I to VI and are thus of “investment grade”.

Counterparty risks from trading activities by rating classes in %

We manage country risks by using internal country ratings. These ratings are based upon macroeconomic data and key qualitative indicators. The latter takes into account the economic, social and political environment. The country rating system was expanded from eight to sixteen classes in 2004, similar to the individual creditworthiness ratings of our customers. The country rating system divides countries into those without any discernible risk and those with an increased or high risk potential. The country risk management at the Dresdner Bank is intended to limit transfer and local risks on the basis of a comprehensive country limit system.

Business Risks. Dresdner Bank has a system for the systematic identification, measuring and controlling of operational risks. The essential risk factors are evaluated in the framework of a structured self-assessment. A loss database is employed to record and analyze losses that actually occur, and provides the basis for calculating the risk capital requirement.

At December 31, 2004, the risk capital of Dresdner Bank, before Allianz Group diversification, amounted to €7.9 billion. See “Information on the Company—Selected Statistical Information Relating to Our Banking Operations” for further information concerning our bank lending, investment and deposit portfolios.

Risk Control in Asset Management

Risk control in asset management is an integral part of the processes of our operating entities or the investment platform. The Corporate Center is responsible for ensuring that Allianz Group-wide standards for asset management are applied at the local level. The individual asset management companies continually monitor the portfolio risks of the customer assets they manage by using analytical tools specifically adapted to the risk profile of the product concerned. At the same time, the performance of the various product lines is periodically monitored and analyzed at the Allianz Group level. At December 31, 2004, risk capital in the asset management segment, calculated according to the Standard & Poor’s model and before minority interests, amounted to €2.0 billion.

Risk Monitoring by Third-Parties

Supervisory authorities and rating agencies are additional risk monitoring bodies. Supervisory authorities stipulate the minimum precautions and capital requirements that must be taken in individual countries and on an international level. Rating agencies determine the relationship between the required risk capital of a company and the available safeguards. In their evaluation of capital resources, the rating agencies include equity shown in the balance sheet, minority interests and other items representing additional securities in times of crisis. At December 31, 2004, this total was at a level that corresponds to our current ratings. At December 31, 2004, the financial strength of the Allianz Group was rated by Standard & Poor’s as “AA–” (outlook negative), by A. M. Best as “A+” (outlook negative), and by Moody’s as “Aa3” (outlook stable).

Outlook

In the course of 2005, we will further strengthen Allianz Group risk governance by introducing the Group Insurance Risk Committee. This committee will support the Group Risk Committee in respect of insurance risks. We will also be concluding a project involving the analysis of value drivers in our life insurance business using the latest mathematical methods.

We are also committed to improving our risk management processes for natural hazard liabilities and, for 2005, for the first time, we will have centrally aggregated and reinsured extreme natural disaster risks to which we are exposed. This is a direct result of insights gained from our internal risk capital model.

We are also working intensively on a project to evaluate derivatives on the basis of an Allianz Group-wide uniform IT system. We will also strengthen and clarify our guidelines for handling derivatives.

As of January 1, 2005, additional supervision of financial conglomerates will operate in Germany, in implementation of an EU directive on the supplementary supervision of financial conglomerates. The details of the capital requirements are currently under discussion. For the first time, evidence relating to the fulfillment of capital requirements must be given on the basis of the 2005 financial statement. Initial test calculations, using target figures and assumptions regarding the as yet unsettled details of the executive order, indicate appropriate capital resources. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for further information.

We are making intensive preparations for the expected changes in banking and insurance supervision:

•	We are constantly improving the methodology of our internal risk model in order to meet future requirements on internal models (Solvency II); and

•	We are continually optimizing our internal bank risk assessment procedures, including data entry and associated processes (Basel II).

Market Risk Measurement

Sensitivity Analysis

The Allianz Group uses a risk modeling technique known as “sensitivity analysis” to show the implications of changes in market conditions on the financial instruments it holds in its trading and non-trading portfolios. This enables the Allianz Group to make comparisons across its business segments. Sensitivity analysis measures the potential loss due to changes in fair values resulting from hypothetical changes in equity prices, interest rates and foreign currency rates at a given point in time. Sensitivity analysis generates values representing the risk inherent in each position under given market conditions. Due to the standardization of the sensitivity analysis in this risk assessment, diversification effects are not considered.

Assumptions

In calculating equity price sensitivity, the Allianz Group assumes a 20% decrease in stock prices. This scenario has been chosen in conformity with German risk reporting standards (DRS 5-20). Estimates of interest rate risk sensitivity assume a 100 basis point increase in interest rates. If interest rates rise, the fair values of interest-sensitive instruments such as bonds, loans and mortgages may fall; the magnitude of this decrease depends on the maturity, coupon and other characteristics of a particular instrument. The table below shows the aggregate effect on the fair value of all of the Allianz Group’s interest-sensitive investments, assuming a 100 basis point parallel shift that occurs simultaneously and instantaneously across all countries, markets and maturities. This scenario has also been chosen in conformity with German risk reporting standards (DRS 5-20).

Foreign exchange risk is calculated in a manner similar to equity price sensitivity, by assuming a 10% decrease in all non-Euro currency exchange rates against the Euro. Consequently, the aggregate fair value sensitivity shown in the table below illustrates the effect on fair values if, simultaneously and uniformly, all non-Euro currencies lose 10% of their value relative to the Euro.

The Allianz Group believes that the scenarios used in sensitivity analysis represent reasonable assumptions based on past observations of market conditions. Although market fluctuations exceeding 20% or 100 basis points are possible, the Allianz Group believes that estimates based on these assumptions offer a fair view on the risk inherent in its positions. Although these assumptions are intentionally simplified (i.e., they assume static portfolios and do not take into account that market prices under normal conditions change simultaneously or by a different magnitude), the Allianz Group believes they provide a useful framework for its risk management analysis and support its strategic decisions.

Limitations

While the Allianz Group believes that sensitivity analysis provides its managers with a valid estimation of market risk exposures, it recognizes that there are certain limitations to the use of this method.

Price changes in a diversified portfolio have offsetting effects, since various assets revalue in directions or in magnitudes different to overall marketplace changes. This is known as the “diversification effect” of holding a portfolio consisting of different assets. Because sensitivity analysis uses a generalized methodology, the Allianz Group’s risk estimates do not take this diversification effect into account. Actual changes in the fair value of the Allianz Group’s assets could be different to those shown in the table below.

Additionally, routine daily business activity entails a certain amount of change in the portfolios’ composition as bonds mature or as portfolio managers buy or sell investments. As a result, the actual sensitivity of the Allianz Group’s portfolio will vary at any particular moment in time, and the risk of loss from equity, interest rate, foreign exchange or other risks cannot be eliminated, although it can be quantified and monitored.

Finally, the Allianz Group’s sensitivity analyses are estimates based on a fixed point in the past. Nearly all of the Allianz Group’s assets and liabilities are subject to market risk from fluctuating equity, interest and foreign exchange market values. These fluctuations cannot be foreseen and can occur suddenly. The quantitative risk measurements provided by the model and reflected in the table below are a snapshot, describing the potential losses to investments under a particular set of assumptions and parameters. Although these measurements reflect reasonable possibility, they may differ considerably from actual losses that may be experienced in the future.

Allianz Group Market Risk Exposure Estimates

Trading Portfolios

Although the trading portfolios of the Allianz Group, in terms of activity and absolute volume, relate primarily to its banking segment, this does not hold true for the resulting market risk. While in the banking segment the whole portfolio comprising assets and liabilities are classified as trading, the resulting market risks in the insurance segment relate mainly to the hedging of insurance liabilities not classified as trading. In its worldwide trading activities, the Allianz Group uses financial derivatives both as non-standardized financial instruments for the individual management of market risks and as a component of structured financial transactions. The Allianz Group uses derivatives to manage its proprietary trading portfolio. The Allianz Group’s derivative trading activities focus on interest bearing financial instruments, predominately interest rate swaps. The Allianz Group also uses currency and credit derivatives as well as equity/index derivatives.

Insurance Operations. The Allianz Group’s insurance business does not generally engage in trading activities. With the adoption of IAS39 (effective January 1, 2001), however, derivative instruments that do not meet IAS hedge accounting standards are treated as trading derivatives. As a result of this accounting rule, the trading portfolio tables below show significant impact from trading not only for the Allianz Group’s banking business but also for its insurance business. Derivatives used in the Allianz Group’s insurance operations, however, are principally used for portfolio hedging and not for trading purposes.

Banking Operations. The Allianz Group’s banking segment is active in trading equities, interest rate instruments and foreign exchange and commodities. The banking segment uses derivatives in its trading portfolios primarily to meet customer demand as well as to hedge market risk. Derivatives are also used to take advantage of market opportunities. In terms of volume, the primary derivative products the Allianz Group uses are interest rate swaps, futures and options as well as foreign exchange forwards and equity-linked options. In comparison to 2003, credit derivatives are used more extensively. The primary exposures in foreign currencies are U.S. dollars and British pounds sterling. See Note 41 of our consolidated financial statements for further information concerning the derivatives portfolio of our banking and other segments.

The following table shows the sensitivity analysis of the market risk in the material trading portfolio of the Allianz Group. Certain financial instruments are included in more than one risk category because they may be affected by changes in more than one parameter. For example, equities denominated in non-Euro currencies are affected by fluctuation in both stock prices and exchange rates. The following table excludes the effects of a new U.S. GAAP accounting standard (SOP 03-1), whereby investments held under certain unit-linked contracts were reclassified from separate account assets to trading assets, with a commensurate reclassification from separate account liabilities to insurance reserves.

Sensitivity Analysis by Business Segment and Risk Category: Trading Portfolios

	At December 31, 2004
	Property- Casualty Insurance	Life/Health Insurance	Banking	Asset Management	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Equity price risk(1)	—	(57)	(105)	(25)	(187)
Interest rate risk	56	288	6	2	353
Foreign exchange risk(2)	(83)	(124)	(38)	(9)	(254)

	At December 31, 2003
	Property- Casualty Insurance	Life/Health Insurance	Banking	Asset Management	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Equity price risk(1)	55	51	(176)	(18)	(88)
Interest rate risk	80	201	(154)	(1)	126
Foreign exchange risk(2)	(78)	(11)	(37)	(12)	(138)

(1)	Amounts do not take into account the Allianz Group’s unconsolidated subsidiaries, joint ventures and associated enterprises.
(2)	Amounts take into account financial instruments not denominated in Euros.

Non-Trading Portfolios

The Allianz Group’s remaining portfolios contain all non-trading activities of the banking segment as well as the financial investments of the insurance segment. The Allianz Group holds and uses many different financial instruments in managing its businesses. Grouped according to risk category, the following are the most significant assets according to their fair values:

•	equity price risk: common shares and preferred shares;

•	interest rate risk: bonds, loans and mortgages; and

•	foreign exchange rate risk: non-euro denominated equities and interest rate risk sensitive assets.

Insurance Segment. The insurance segment’s non-trading portfolio is exposed to foreign exchange risk because some of its assets are denominated in currencies other than the Euro. If non-Euro foreign exchange rates decline against the Euro, the fair values of the corresponding assets would also decline. The insurance segment’s primary exposures for foreign exchange risk are for the U.S. dollar, Swiss Franc and Korean Wong. Local laws generally require that the insurance policy obligations of the Allianz Group’s subsidiaries and the investments covering them must be in the same currency. As a result, currency fluctuations in connection with foreign subsidiaries have only a minor impact on the insurance segment’s risk management strategies.

Most of the Allianz Group’s insurance-related equity investments are intended to be held for the long-term. The equity holdings are primarily in the Euro zone equity markets of Germany, France and Italy, with significant additional exposures in the U.S., Swiss and U.K. markets.

The insurance segment is exposed to interest rate risk due to its investments in fixed-income instruments, in particular bonds, loans and mortgages. The primary exposures for interest rate sensitivity securities are for bonds, loans and mortgages held by the Allianz Group’s German, French, U.S., Italian and Swiss subsidiaries.

Banking Segment. The Allianz Group’s banking operations are subject to currency risk on all non-Euro loans and deposits. For non-trading activities, it is the Allianz Group’s policy that all loans and deposits in foreign currencies be funded and reinvested in the same currency and with matching maturities. Any residual risk in non-trading portfolios results primarily from operating profits of subsidiaries abroad during 2004.

The non-trading portfolio of the banking segment with respect to interest rate risk includes all loans and deposits, issued securities, interest rate- related investment securities as well as corresponding hedges of Dresdner Bank and other banks within the Allianz Group. Market risk associated with these positions is primarily interest rate risk resulting from long-term fixed rate loans, which are funded in part by short-term deposits. On the Dresdner Bank’s non-trading books, interest rate derivatives are used to hedge risk associated with fixed rate loans. For this purpose, Dresdner Bank primarily used interest rate swaps. Futures and options are also used for asset and liability management in the non-trading activities, albeit to a significantly smaller degree. The Allianz Group also used swaptions to hedge risk arising from a borrower’s prepayment options under some loan agreements. A small volume of equity derivatives is held due to investments in shares from subsidiaries and associated enterprises.

Equity holdings in the banking segment are primarily in the German market. The following table shows a sensitivity analysis of the market risk in the Allianz Group’s material non-trading portfolios. Certain financial instruments are included in more than one risk category because they may be affected by changes in more than one parameter.

Sensitivity Analysis by Business Segment and Risk Category: Non-Trading Portfolios

	At December 31, 2004
	Property- Casualty Insurance	Life/Health Insurance	Banking	Asset Management	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Equity price risk(1)	(3,653)	(5,568	(781)	(8)	(10,011)
Interest rate risk	(1,136)	(10,353)	(44)	—	(11,532)
Foreign exchange risk(2)	(1,693)	(3,714)	85	(28)	(5,350)

	At December 31, 2003
	Property- Casualty Insurance	Life/Health Insurance	Banking	Asset Management	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Equity price risk(1)	(3,070)	(4,804)	(1,141)	(12)	(9,027)
Interest rate risk	(2,366)	(9,586)	(429)	(2)	(12,383
Foreign exchange risk(2)	(2,017)	(3,509)	76	(32)	(5,482)

(1)	Amounts do not take into account unconsolidated subsidiaries of the Allianz Group, or joint ventures and associated enterprises.
(2)	Amounts take into account financial instruments in foreign currency.

ITEM 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

The Members of the Supervisory Board, the Chairman of the Management Board (Chief Executive Officer), the Member of the Management Board responsible for Group Planning and Controlling, Group Management Reporting, Group Risk Controlling, Group Accounting, Group Taxes and Compliance (Chief Financial Officer) and the other members of the Management Board consider that any controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance of achieving the desired control objectives. The Allianz Group’s management is required to apply judgment in evaluating the risks facing the Allianz Group in achieving its objectives, in determining the risks that are considered acceptable to bear, in assessing the likelihood of the risks concerned materializing, in identifying its ability to reduce the incidence and impact on the business of risks that do materialize and in ensuring the costs of operating particular controls are proportionate to the benefit.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of the Allianz Group’s disclosure controls and procedures, as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, in light of the judgments noted above as of the end of the period covered by this report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that these disclosure controls and procedures provided reasonable assurance as to effectiveness as of December 31, 2004.

There were no significant changes in our internal controls or in other factors during fiscal year 2004 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

Our supervisory board has determined that Dr. Manfred Schneider, chairman of the audit committee, meets the criteria of an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F.

ITEM 16B. Code of Ethics

In response to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a specific Code of Ethics in addition to our general Code of Conduct that applies to all members of our management board, including persons performing the functions of a principal executive officer, principal financial officer, principal accounting officer and controller and senior employees performing similar functions. A copy of this code of ethics is available on our Internet website www.allianz.com/corporate-governance. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document). There have been no amendments or waivers to this code of ethics since its adoption. Information regarding any future amendments or waivers will be published on the aforementioned website.

ITEM 16C. Principal Accountant Fees and Services

In 2004 and 2003, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (or “KPMG”) served as the principal external auditing firm for Allianz Group.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by KPMG and its member firms in each of the following categories: (i) Audit Fees, which comprise fees billed for services rendered for the audit of the annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements; (ii) Audit-Related Fees, which comprise fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and which are not reported under (i); (iii) Tax Fees, which comprise fees billed for professional services rendered for tax compliance, tax advice and tax planning and (iv) All Other Fees, which comprise fees billed for all other products and services provided other than the services reported under (i) through (iii).

	Year Ended December 31,
	2004	2003
	€ mn	€ mn
Audit fees	39	41
Audit-related fees	16	13
Tax fees	3	4
All other fees	12	9
Total	70	67

Audit Fees. KPMG billed the Allianz Group an aggregate of €39 million in 2004 and €41 million in 2003 in connection with professional services rendered for the audit of our annual consolidated financial statements and services normally provided by KPMG in connection with statutory and regulatory filings or engagements. These services consisted mainly of periodic review engagements and the annual audit.

Audit-Related Fees. KPMG billed the Allianz Group an aggregate of €16 million in 2004 and €13 million in 2003 for assurance and related services. These services consisted primarily of review procedures associated with SOX 404 implementation, attestation or advisory services permitted or required by regulatory authorities and training in financial accounting and reporting standards.

Tax Fees. KPMG billed the Allianz Group an aggregate of €3 million in 2004 and €4 million in 2003 for professional services, primarily for tax compliance and tax advice.

All Other Fees. KPMG billed the Allianz Group an aggregate of €12 million in 2004 and €9 million in 2003 for other services, which consisted primarily of assistance in documenting internal control policies and procedures under the guidance of Allianz Group management, services relating to third party IT-systems as well as other advice and assistance services.

All services provided by KPMG to Allianz Group companies, other than audit services, must be pre-approved separately by the Audit Committee of the Allianz AG Supervisory Board. The Audit Committee pre-approval process is based on the use of a “Positive List” of activities decided by the Audit Committee and, in addition, an auditor’s facts and circumstances test is applied. All internal control-related services are specifically pre-approved by the Audit Committee. Group Compliance and KPMG report to the Audit Committee periodically with respect to services performed. In 2004, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services subject to paragraph (c)(7)(1)(C) of Rule 2-01 of Regulation S-X was less than 5%.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth the information with respect to purchases made by or on behalf of Allianz AG or any “affiliated purchaser”, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, of Allianz AG shares for the year ended December 31, 2004.

Period	Total Number of Shares Purchased(1)		Average Price Paid per Share (€)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1/1/04-1/31/04	—		—		N/A	N/A
February 2/1/04-2/28/04	—		—
March 3/1/04-3/31/04	—		—
April 4/1/04-4/30/04	—		—
May 5/1/04-5/31/04	7,641	(2)	87.11
June 6/1/04-6/30/04	—		—
July 7/1/04-7/31/04	—		—
August 8/1/04-8/31/04	—		—
September 9/1/04-9/30/04	—		—
October 10/1/04-10/31/04	—		—
November 11/1/04-11/30/04	1,075,315	(3)	81.74	(3)
December 12/1/04-12/31/04	—		—
Total	1,082,956		81.78

(1)	This table excludes market-making and related hedging purchases by Dresdner Bank and certain other Allianz Group entities. The table also excludes Allianz AG shares purchased by investment funds managed by Allianz Group entities for clients in accordance with investment strategies that are established by fund managers acting independently of Allianz AG.
(2)	Allianz Cornhill Share Schemes Trustees Limited purchased these shares for distribution to employees in accordance with the share incentive place (or “SIP”) of Allianz Cornhill Insurance plc (or “ACI”). ACI implements the Allianz Group’s Employee Stock Purchase Plan through its SIP. For further information, see Note 46 to our Consolidated Financial Statements.
(3)	Allianz AG and Allianz Cornhill Share Schemes Trustees Limited purchased these newly issued shares in connection with the Allianz Group’s Employee Stock Purchase Plan. Allianz AG purchased 1,056,250 shares at an average price of €81.61 per share, while Allianz Cornhill Share Schemes Trustees purchased 19,065 shares at an average price of €88.85 per share. The average price of €81.74 reflects the weighted-average price per share for these two transactions.

PART III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

See pages F-1 forward for the consolidated financial statements required by this item.

ITEM 19. Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Document
1.1	Articles of Association, dated November 2004

4.1	Principles of Cooperation between Allianz AG and Munich Re, dated May 2000 (Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form 20-F (File No. 1-15154))

4.2	Letter of Intent between Allianz AG and Munich Re, dated May 4, 2000 (Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form 20-F (File No. 1-15154))

4.3	Agreement in Principle between Allianz AG and Munich Re, dated April 4, 2001 (Incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000)

4.4	Basic Agreement between Allianz AG and Dresdner Bank, dated March 31, 2001 (Incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000)

4.5	First Supplement to Principles of Cooperation between Allianz AG and Munich Re, dated December 2001 (Incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001)

4.6	Second Supplement to Principles of Cooperation between Allianz AG and Munich Re, dated December 19, 2002 (Incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2002)

4.7	Third Supplement to Principles of Cooperation between Allianz AG and Munich Re, dated March 20, 2003 (Incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2002)

4.8	Cancellation Agreement with respect to the Principles of Cooperation between Allianz AG and Munich Re, dated October 2003 (Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.9	Form of Services Agreement of Members of the Management Board of Allianz AG

8.1	List of subsidiaries

12.1	Certification of the Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft

ALLIANZ GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Page
Report of Independent Registered Public Accounting Firm	A-1
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-1
Consolidated Income Statements for the years ended December 31, 2004, 2003 and 2002	F-2
Consolidated Statements of Changes in Shareholders’ Equity for each of the years ended December 31, 2004, 2003 and 2002	F-3
Consolidated Cash Flow Statements for each of the years ended December 31, 2004, 2003 and 2002	F-4
Notes to the Consolidated Financial Statements	F-6
Nature of Operations and Basis of Presentation	F-6
Summary of Significant Accounting and Valuation Policies	F-6
Changes to Accounting and Valuation Policies, Recently Issued Accounting Pronouncements, and Recently Adopted Accounting Pronouncements	F-20
Consolidation	F-23
Segment Reporting	F-26
Supplementary Information on Allianz Group Assets	F-40
Supplementary Information on Allianz Group Liabilities and Equity	F-55
Supplementary Information on the Allianz Group Consolidated Income Statement	F-75
Other Information	F-104
Events after the Balance Sheet Date	F-111

Summary of Significant Differences between the Accounting Principles used in the Preparation of the Consolidated Financial Statements and Accounting Principles Generally Accepted in the United States of America

F-112
Selected subsidiaries and other holdings	F-127
Schedules:
Schedule I Summary of Investments	S-1
Schedule II Parent Only Condensed Balance Sheet (IFRS BASIS)	S-2
Schedule III Supplementary Insurance Information	S-5
Schedule IV Supplementary Reinsurance Information	S-7

Schedule of Valuation and Qualifying Accounts excluded as account balances are not material.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Board and Supervisory Board of

Allianz Aktiengesellschaft:

We have audited the accompanying consolidated balance sheets of Allianz Aktiengesellschaft and its subsidiaries (collectively, “the Allianz Group”) as of December 31, 2004 and 2003, and the related consolidated income statements, consolidated statements of changes in shareholders’ equity and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements we have also audited the accompanying financial statement schedules. These consolidated financial statements and financial statement schedules are the responsibility of Allianz Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Allianz Group as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with International Financial Reporting Standards. Also, in our opinion, the related financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

International Financial Reporting Standards (IFRS) vary in certain significant respects from U.S. generally accepted accounting principles (US GAAP). Information relating to the nature and effect of such differences is presented in Note 48 to the consolidated financial statements.

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Munich, Germany

April 19, 2005

A-1

Consolidated Balance Sheets

as of December 31, 2004 and 2003

		2004	2003
	Note	€ mn	€ mn
ASSETS
Intangible assets	6	15,147	16,262
Investments in associated enterprises and joint ventures	7	5,832	6,442
Investments	8	319,552	295,067
Separate account assets		15,851	32,460
Loans and advances to banks	9	126,618	117,511
Loans and advances to customers	9	188,168	203,259
Trading assets	10	220,001	146,154
Cash and cash equivalents	11	15,628	25,528
Amounts ceded to reinsurers from insurance reserves	12	22,310	25,061
Deferred tax assets	38	13,809	14,364
Other assets	13	51,782	53,804

Total assets		994,698	935,912

		2004	2003
	Note	€ mn	€ mn
EQUITY AND LIABILITIES
Shareholders’ equity	14	30,828	28,592
Minority interests in shareholders’ equity	15	9,531	8,367
Participation certificates and subordinated liabilities	16	13,230	12,230
Insurance reserves	17	355,195	311,471
Separate account liabilities		15,848	32,460
Liabilities to banks	18	191,354	178,316
Liabilities to customers	19	157,274	154,728
Certificated liabilities	20	57,771	63,338
Trading liabilities	21	102,141	84,835
Other accrued liabilities	22	13,168	13,908
Other liabilities	23	31,833	31,725
Deferred tax liabilities	38	14,486	13,509
Deferred income	24	2,039	2,433

Total equity and liabilities		994,698	935,912

Consolidated Income Statements

for the years ended December 31, 2004, 2003 and 2002

		2004	2003	2002
	Note	€ mn	€ mn	€ mn
Premiums earned (net)	25	56,789	55,978	55,133
Interest and similar income	26	21,053	22,592	28,210
Income (net) from investments in associated enterprises and joint ventures	27	777	3,030	4,398
Other income from investments	28	4,816	10,002	9,355
Trading income (net)	29	2,813	243	1,507
Fee and commission income, and income from service activities	30	6,823	6,060	6,102
Other income	31	2,556	3,750	2,971

Total income		95,627	101,655	107,676

Insurance benefits (net)	32	(53,326)	(50,432)	(49,789)
Interest and similar expenses	33	(5,437)	(6,561)	(10,651)
Other expenses from investments	34	(2,745)	(9,848)	(14,866)
Loan loss provisions	35	(354)	(1,027)	(2,241)
Acquisition costs and administrative expenses	36	(22,240)	(22,117)	(24,502)
Amortization of goodwill	6	(1,164)	(1,413)	(1,162)
Other expenses	37	(5,178)	(7,396)	(6,098)

Total expenses		(90,444)	(98,794)	(109,309)

Earnings from ordinary activities before taxes		5,183	2,861	(1,633)
Taxes	38	(1,727)	(146)	807
Minority interests in earnings	15	(1,257)	(825)	(670)

Net income (loss)		2,199	1,890	(1,496)

		€	€	€
Basic earnings per share	45	6.01	5.59	(5.40)
Diluted earnings per share	45	5.98	5.57	(5.40)

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2004, 2003 and 2002

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity
	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of December 31, 2001	14,769	7,692	876	8,276	31,613
Currency translation adjustments	—	—	(1,218)	(29)	(1,247)
Changes in the group of consolidated companies	—	364	—	—	364
Capital paid in	16	—	—	—	16
Treasury stock	—	(157)	—	—	(157)
Unrealized investment gains and losses	—	—	—	(6,930)	(6,930)
Net income for the year	—	(1,496)	—	—	(1,496)
Shareholders’ dividend	—	(364)	—	—	(364)
Miscellaneous	—	(125)	—	—	(125)

Balance as of December 31, 2002	14,785	5,914	(342)	1,317	21,674
Currency translation adjustments	—	—	(1,574)	(125)	(1,699)
Changes in the group of consolidated companies	—	(1,117)	—	876	(241)
Capital paid in	4,562	—	—	—	4,562
Treasury stock	—	1,413	—	—	1,413
Unrealized investment gains and losses	—	—	—	2,179	2,179
Net income for the year	—	1,890	—	—	1,890
Shareholders’ dividend	—	(374)	—	—	(374)
Miscellaneous	—	(812)	—	—	(812)

Balance as of December 31, 2003	19,347	6,914	(1,916)	4,247	28,592
Currency translation adjustments	—	—	(828)	(12)	(840)
Changes in the group of consolidated companies	—	(73)	64	(27)	(36)
Capital paid in	86	—	—	—	86
Treasury stock	—	(59)	—	—	(59)
Unrealized investment gains and losses	—	—	—	1,649	1,649
Net income for the year	—	2,199	—	—	2,199
Shareholders’ dividend	—	(551)	—	—	(551)
Miscellaneous	—	48	—	(260)	(212)

Balance as of December 31, 2004	19,433	8,478	(2,680)	5,597	30,828

The column foreign currency translation adjustments shows the currency translation differences accrued since January 1, 1997 (conversion to IFRS), which are recorded in shareholders’ equity and not recognized in net income.

Consolidated Cash Flow Statements

for the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	€ mn	€ mn	€ mn
Operating activities
Net income (loss) for the year	2,199	1,890	(1,496)
Change in unearned premiums	234	596	542
Change in aggregate policy reserves (without aggregate policy reserves for life insurance products in accordance with SFAS 97)	15,181	12,051	6,039
Change in reserve for loss and loss adjustment expenses	2,476	1,016	2,530
Change in other insurance reserves (without change in the reserve for latent premium refunds from unrealized investment gains and losses)	1,678	(510)	(4,681)
Change in deferred acquisition costs	(1,174)	(2,460)	(1,211)
Change in funds held by others under reinsurance business assumed	412	32	1,349
Change in funds held under reinsurance business ceded	175	234	(192)
Change in accounts receivable/payable on reinsurance business	194	219	232
Change in trading securities (including trading liabilities)	(28,856)	8,909	14,064
Change in loans and advances to banks and customers	(5,950)	(47,109)	(5,846)
Change in liabilities to banks and customers	18,311	48,648	(8,215)
Change in certificated liabilities	5,784	(14,387)	(1,727)
Change in other receivables and liabilities	5,451	(4,250)	(1,370)
Change in deferred tax assets/liabilities (without change in deferred tax assets/liabilities from unrealized investment gains and losses)	500	(714)	(1,361)
Adjustment for investment income/expenses not involving movements of cash	(4,624)	(1,539)	939
Adjustments to reconcile amortization of goodwill	1,164	1,413	1,162
Other	(2,815)	1,113	(1,499)

Net cash flow provided by (used in) operating activities	10,340	5,152	(741)

Investing activities
Change in securities available-for-sale	(17,780)	(8,748)	(7,837)
Change in investments held-to-maturity	(493)	1,754	1,092
Change in real estate	(772)	155	2,226
Change in other investments	1,286	4,238	1,681
Change in cash and cash equivalents from the acquisition of consolidated affiliated companies	(1,302)	(1,450)	(10,787)
Other	(1,499)	1,241	(154)

Net cash flow used in investing activities	(20,560)	(2,810)	(13,779)

Financing activities
Change in participation certificates and subordinated liabilities	999	(1,943)	2,784
Change in investments held on account and at risk of life insurance policyholders	(9,714)	(7,856)	(2,154)
Change in aggregate policy reserves for life insurance products according to SFAS 97	7,920	7,819	10,808
Cash inflow from capital increases	86	4,562	16
Dividend payouts	(1,072)	(675)	(682)
Other from shareholders’ capital and minority interests (without change in revenue reserve from unrealized investment gains and losses)	2,125	391	3,625

Net cash flow provided by financing activities	344	2,298	14,397

Effect of exchange rate changes on cash and cash equivalents	(24)	(120)	(109)

Change in cash and cash equivalents	(9,900)	4,520	(232)
Cash and cash equivalents at beginning of period	25,528	21,008	21,240

Cash and cash equivalents at end of period	15,628	25,528	21,008

Supplementary cash flow information

The data for the Allianz Group’s consolidated cash flow statements was prepared in accordance with International Financial Reporting Standards. It excludes the effects of major changes in the scope of consolidation, which in 2004 included in particular influences from the deconsolidation of ENTENIAL, Guyancourt, President General Insurance, Taiwan and Allianz of Canada, Toronto and from the acquisition of Banca BNL Investimenti, Milan, and Four Seasons Health Care Ltd., Wilmslow. In 2003 it included influences from the deconsolidation of Pioneer Allianz Life Assurance Corporation, Metro Manila, and during 2002, the purchase of additional shares of Allianz Lebensversicherungs-AG, Stuttgart, Bayerische Versicherungsbank AG, Munich, Frankfurter Versicherungs-AG, Frankfurt am Main, Dresdner Bank Group, Frankfurt am Main, and Slovenská poist’ovna a. s., Bratislava, as well as the deconsolidation of Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG, Frankfurt am Main. Subsequent to the date of acquisition, the cash of these companies has been included in the Allianz Group’s consolidated cash flow statements. The deconsolidation led to a decrease in the value of investments held (excluding funds held by others) by €2,230 mn (2003: decrease of €24 mn; 2002: decrease of €43,558 mn); the acquisition increased the goodwill by €311 mn (2003: no change; 2002: increase by €2,924); the net total of other assets and liabilities increased by €3,221 mn (2003: increase of €24 mn; 2002: increase of €51,416 mn). Cash outflow related to these acquisitions amounted to €515 mn (2003: €1,450 mn; 2002: €10,764 mn). Changes in the scope of consolidation during 2004 led to a decrease in cash funds by €786 mn (2003: no change; 2002: decrease of €23 mn). Cash paid for taxes on income amounted to €1,785 mn (2003: outflow of €2,665 mn; 2002: outflow of €1,196 mn). The reduction of cash and cash equivalents during 2004 is mainly due to the increase in the volume of lending business and the resulting increase in the amount of collateral paid.

Notes to the Consolidated Financial Statements

1    Nature of operations and basis of presentation

Nature of Operations

Allianz Aktiengesellschaft (“Allianz AG”) and its subsidiaries (“the Allianz Group”) have global property-casualty insurance, life/health insurance, banking and asset management operations in more than 70 countries, with the largest of its operations in Europe. The Allianz Group’s headquarters are located in Munich, Germany. The parent company of the Allianz Group is Allianz AG, Munich. Allianz AG is an “Aktiengesellschaft” (public stock corporation) incorporated in Germany. It is recorded in the Commercial Register of the municipal court Munich under its registered address at Königinstraße 28, 80802 München. Besides serving as holding company for the Allianz Group, Allianz AG also acts as the primary reinsurance carrier for the Allianz Group.

Basis of Presentation

The consolidated financial statements of the Allianz Group have been prepared in conformity with International Financial Reporting Standards (IFRS), in accordance with clause 292a of the German Commercial Code (HGB). Since 2002, the designation IFRS applies to the overall framework of all standards approved by the International Accounting Standards Board (IASB). Already approved standards continue to be cited as International Accounting Standards (IAS). All standards currently in force for the years under review have been adopted in the presentation of the consolidated financial statements. For years through 2004, IFRS does not provide specific guidance concerning the reporting of insurance and reinsurance transactions. Therefore, as envisioned in the IFRS Framework, the provisions embodied under accounting principles generally accepted in the United States of America (US GAAP) have been applied. The calculation of aggregate policy reserves and deferred policy acquisition costs is in accordance with various US GAAP Statements of Financial Accounting Standards (SFAS), including SFAS 60, SFAS 97, and SFAS 120. The consolidated financial statements of the Allianz Group have been prepared in Euros (€).

Significant differences between IFRS and US GAAP affecting the Allianz Group’s consolidated net income and shareholders’ equity have been summarized in Note 48. Condensed consolidated balance sheet and income statement information reflecting the impact of differences between IFRS and US GAAP are also presented in Note 48.

2    Summary of significant accounting and valuation policies

Principles of Consolidation

The consolidated financial statements of the Allianz Group include those of Allianz AG, its subsidiaries and certain investment funds and special purpose entities. Subsidiaries, investment funds and special purpose entities which are directly or indirectly controlled by the Allianz Group are consolidated (hereafter “subsidiaries”). Subsidiaries are consolidated from the date control is obtained by the Allianz Group. Subsidiaries that are disposed are consolidated until the date of disposal. The Allianz Group has used interim financial statements for certain subsidiaries whose fiscal year is other than December 31, but not exceeding a lag of three months. The effects of intra-Allianz Group transactions have been eliminated.

Business combinations are accounted for by applying the purchase method. The purchase method requires that the Allianz Group allocate the cost of a business combination by recognizing the acquiree’s identifiable assets, liabilities and certain contingent liabilities at their fair values on the date of acquisition. The cost of a business combination represents the fair value of the consideration given and any costs directly attributable to the business combination. If the acquisition cost of the business combination exceeds the Allianz Group’s proportionate share of the fair value of the net assets of the acquiree, the difference is recorded as goodwill. Any minority interest is recorded at the minority’s proportion of the fair value of the net assets of the acquiree.

For business combinations with an agreement date before March 31, 2004, minority interests are recorded at the minority’s proportion of the pre-acquisition carrying amounts of the identifiable assets and liabilities.

Foreign Currency Translation

Foreign currency is translated in accordance with IAS 21, The Effects of Changes in Foreign

Notes to the Consolidated Financial Statements—(Continued)

Exchange Rates, by the method of functional currency. The functional currencies for the Allianz Group’s subsidiaries are usually the local currency of the relevant company, e.g., the prevailing currency in the environment where the subsidiary carries out its ordinary activities. In accordance with the functional currency method, assets and liabilities are translated at the closing rate on the balance sheet date and income and expenses are translated at the annual average rate in all financial statements of subsidiaries not reporting in Euro. Any foreign currency translation differences, including those arising in the process of equity consolidation, are recorded directly as foreign currency translation adjustments, in shareholders’ equity.

Currency gains and losses arising from foreign currency transactions (transactions in a currency other than the functional currency of the entity) are reported in other income and other expenses, respectively.

Use of Estimates and Assumptions

The preparation of consolidated financial statements requires the Allianz Group to make estimates and assumptions that affect items reported in the consolidated balance sheet and consolidated income statement, as well as under contingent liabilities. The actual values may differ from those reported. The most important of such items are the reserve for loss and loss adjustment expenses, the aggregate policy reserves, the loan loss allowance, fair value and impairments of investments, goodwill, brand names, deferred policy acquisition costs, deferred taxes and reserves for pensions and similar obligations.

Supplementary information on assets

Intangible Assets

Goodwill resulting from business combinations represents the difference between the acquisition cost of the business combination and the Allianz Group’s proportionate share of the net fair value of identifiable assets, liabilities and contingent liabilities. Goodwill resulting from business combinations with an agreement date on or after March 31, 2004, is not subject to amortization and is carried at cost less accumulated impairments.

Goodwill resulting from business combinations after December 31, 1994 and before March 31, 2004, was amortized on a straight-line basis over its estimated useful life, which is generally ten years for property-casualty insurance enterprises, twenty years for life/health insurance enterprises, ten years for banks and twenty years for asset management companies. Goodwill resulting from business combinations after December 31, 1994 and before March 31, 2004, is carried at cost less accumulated amortization and impairments. As of January 1, 2005, goodwill resulting from business combinations after December 31, 1994 and before March 31, 2004, is not subject to amortization.

Goodwill resulting from business combinations before January 1, 1995, was recorded directly in revenue reserves in shareholders’ equity in accordance with the transitional provisions of IAS 22.

The Allianz Group conducts an annual impairment test of goodwill on October 1, in addition to whenever there is an indication that goodwill is not recoverable. The impairment review includes comparing the present value of each cash generating unit to its respective carrying value in the consolidated balance sheet, including goodwill. If the present value is greater, an impairment is not recorded. If the carrying value of the cash generating unit in the consolidated balance sheet exceeds the present value of the cash generating unit, the implicit present value of the related goodwill is determined with a corresponding impairment charge recorded in the consolidated income statement, reducing the respective goodwill to its present value. Impairments of goodwill are not reversed. Gains or losses realized on the disposal of subsidiaries include any related goodwill.

Intangible assets acquired in business combinations with an agreement date after March 31, 2004, are recorded at fair value on the acquisition date if the intangible asset is separable or arises from contractual or other legal rights. Intangible assets with an indefinite useful life are not subject to amortization. Intangible assets with a definite useful life are amortized over their useful lives. Intangible assets acquired in business combinations with an agreement date before March 31, 2004, were

Notes to the Consolidated Financial Statements—(Continued)

recorded at fair value on the acquisition date and are amortized over their useful lives.

Present value of future profits (PVFP) is the present value of net cash flows anticipated in the future from insurance policies in force at the date of acquisition and is amortized over the life of the related contracts. PVFP was determined using discount rates ranging from 12% to 15%. Interest accrues on the unamortized PVFP balance based upon the policy liability rate or contract rate. Interest rates between 3.5% and 8.5% were applied for interest not yet due.

Software includes software purchased from third parties or developed internally, which are amortized on a straight-line basis over their useful service lives or contractual terms, generally over 3 to 5 years. Costs for repairs and maintenance are expensed, while improvements if they extend the useful life of the asset are capitalized. For the Allianz Group’s Property-Casualty and Life/Health segments amortization of software is allocated amongst several line items according to cost allocation. Amortization of software related to the Allianz Group’s Banking and Asset Management segments is included in administrative expenses within the Allianz Group’s consolidated income statement.

Intangible assets also include capitalized loyalty bonuses for senior management of the PIMCO Group, that are amortized on a straight-line basis over five years, as well as the value of the brand names “Dresdner Bank” and “dit” (Deutscher Investment-Trust) that are amortized on a straight-line basis over twenty years. The fair values for the brand names, registered as trade names, were determined using a royalty savings approach.

Similar to goodwill, intangible assets are subject to an annual impairment test, in addition to whenever there is an indication that it is not recoverable. If there are indications that intangible assets are impaired, their respective recoverable amounts are determined. If the recoverable amounts of intangible assets are less than their carrying amounts, an impairment is recorded in the consolidated income statement, reducing the respective intangible asset to its current recoverable amount.

Investments in associated enterprises and joint ventures

Associated enterprises are enterprises over which an enterprise included in the consolidated financial statements can exercise a significant influence, and which is not a joint venture. A significant influence is presumed to exist where an enterprise is entitled, directly or indirectly, to at least 20% but no more than 50% of the voting rights.

Investments in associated enterprises and joint ventures are generally accounted for using the equity method, such that the carrying value of the investment represents the Allianz Group’s proportionate share of the entities’ net assets. The Allianz Group accounts for all material investments in associates on a time lag of no more than three months.

Income from investments in associated enterprises and joint ventures is included as a separate component of total income as the Allianz Group considers income earned from such investments to be consistent with revenues such as realized gains, interest, and dividends earned from other investments.

Investments

Investments include securities held-to-maturity, securities available-for-sale, real estate used by third parties and funds held by others under reinsurance contracts assumed.

Securities held-to-maturity are comprised of fixed income securities, which the Allianz Group has the positive intent and ability to hold to maturity. These securities are carried at amortized cost and the related premium or discount is amortized using the effective interest method over the life of the security. Amortization of premium or discount is included in interest income.

Securities available-for-sale are securities that are not classified as held-to-maturity or trading assets. Securities available-for-sale are carried at fair value. Unrealized gains and losses, which are the difference between fair value and cost (amortized cost in the case of fixed income securities), are

Notes to the Consolidated Financial Statements—(Continued)

included as a separate component of shareholders’ equity, net of deferred taxes, or, taken to the latent reserve for premium refunds to the extent that policyholders will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized. Realized gains and losses on securities are generally determined by applying the average cost method.

Recognition of an impairment loss on held-to-maturity and available-for-sale fixed income securities is recorded if a decline in fair value below amortized cost is considered other-than-temporary. If all amounts due according to the contractual terms of the security are not considered collectible, typically due to a deterioration in the creditworthiness of the issuer, the security is considered to be other-than-temporarily impaired. Other-than-temporary impairments are not recorded as a result of declines in fair value resulting from general market interest or exchange rate movements unless the Allianz Group intends to dispose of the security.

Recognition of an impairment loss on available-for-sale equity securities is recorded if a decline in fair value below the cost basis of an investment is considered other-than-temporary. The Allianz Group generally considers unrealized losses on equity securities to be other-than-temporary if the fair value has been below the weighted-average cost by more than 20% for more than 6 months. Further, equity securities are considered to be other-than-temporarily impaired if the fair value has been below the weighted-average cost more than 12 months. Further, equity securities are considered to be other-than-temporarily impaired if objective evidence indicates the cost is not recoverable or if the Allianz Group intends to dispose of the security.

For equity securities, if, in a subsequent period, the amount of an other-than-temporary impairment previously recorded on a security decreases, the other-than-temporary impairment is reversed through other income from investments in the Allianz Group’s consolidated income statement. For fixed income securities, if, in a subsequent period, the amount of the other-than-temporary impairment previously recorded on a security decreases and the decrease can be objectively related to an event occurring after the other-than-temporary impairment, such as an improvement in the debtor’s credit rating, the impairment is reversed through other income from investments in the Allianz Group’s consolidated income statement. For both equity and fixed income securities, such reversals do not result in a carrying amount of a security that exceeds what would have been, had the other-than-temporary impairment not been recorded, at the date of the impairment is reversed.

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

Separate account assets and liabilities

Separate account assets are measured at fair value and reported in the consolidated balance sheet as a summary total, with an equivalent summary total reported for the related separate account liabilities, if the following conditions are met:

•	the separate account is legally recognized,

•	the separate account assets are legally insulated from the general account liabilities of the issuing insurance company,

•	the insurance company must, as a result of contractual, statutory or regulatory requirements, invest the contract holder’s funds within the separate account as directed by the contract holder in designated investment alternatives or in accordance with specific investment objectives or policies, and

Notes to the Consolidated Financial Statements—(Continued)

•	all investment performance, must as a result of contractual, statutory, or regulatory requirements be passed through to the individual contract holder.

Changes in the fair value of separate account assets are offset by a corresponding change in separate account liabilities in the consolidated income statement.

Contracts that do not meet the separate account criteria above, are treated as general account assets and liabilities. The contract holder liability, which represents the fair value of the related assets, is recorded in the consolidated balance sheet as insurance reserves, with changes recorded in the consolidated income statement as insurance benefits. The assets related to such contracts are recorded in the consolidated balance sheet as trading assets, with changes in fair value recorded in the consolidated income statement as trading income.

Loans and advances to banks and customers

Loans and advances to banks and customers originated by the Allianz Group that are not intended to be sold in the near term are generally carried at their outstanding unpaid principal balance, net of the loan loss allowance, deferred fees and costs on origination, and unamortized premiums or discounts. Interest revenues are accrued on the unpaid principal balance, net of charge-offs. Using the effective interest method, net deferred fees and premiums or discounts are recorded as an adjustment of the interest revenue yield over the lives of the related loans.

Loans are placed on non-accrual status when management determines that the payment of principal or interest is doubtful. Management’s judgment is applied based on its credit assessment of the borrower. Non-accrual loans consist of loans on which interest income is no longer recognized on an accrued basis, and loans for which a specific provision is recorded for the entire amount of accrued interest receivable. When a loan is placed on non-accrual status, any accrued interest receivable is reversed against interest and similar income in the consolidated income statement. Loans can only be restored to accrual status when interest and principal payments are made current (in accordance with the contractual terms), and in management’s judgment, future payments in accordance with those terms are reasonably assured. When there is a doubt regarding the ultimate collectibility of the principal of a loan placed in non-accrual status, all cash receipts are applied as reductions of principal. Once the recorded principal amount of the loan is reduced to zero, future cash receipts are recognized as interest income.

Loans and advances to banks and customers include reverse repurchase (“reverse repo”) transactions and securities borrowing transactions. Reverse repo and securities borrowing transactions involve the purchase of securities by the Allianz Group from a counter-party, subject to a simultaneous obligation to sell these securities at a certain later date, at an agreed upon price. If control of the securities remains with the counter-party over the entire lifetime of the agreement of the transaction, the securities concerned are not recognized in the Allianz Group’s consolidated balance sheet. The amounts of cash disbursed are recorded under loans and advances to bank and customers, as appropriate, within the Allianz Group’s consolidated balance sheet. Interest income on reverse repo agreements is accrued over the duration of the agreements and is reported in interest and similar income in the Allianz Group’s consolidated income statement.

Securities borrowing transactions generally require the Allianz Group to deposit cash with the securities’ lender. Fees paid are reported as interest expense in the Allianz Group’s consolidated income statement.

Loans and advances to customers include the Allianz Group’s gross investment in leases, less unearned finance income, related to lease financing transactions for which the Allianz Group is the lessor. The gross investment in leases is the aggregate of the minimum lease payments and any unguaranteed residual value accruing to the Allianz Group. Lease financing transactions include direct financing leases and leveraged leases. The unearned finance income is amortized over the period of the lease in order to produce a constant periodic rate of return on the net investment outstanding in respect of finance leases.

Notes to the Consolidated Financial Statements—(Continued)

Loan impairments and provisions

Impaired loans represent loans for which, based upon current information and events, it is probable that the Allianz Group will not be able to collect all interest and principal amounts due in accordance with the contractual terms of the loan agreements.

The loan loss allowance represents management’s estimate of probable losses that have occurred in the loan portfolio and other lending-related commitments as of the date of the consolidated balance sheet. The loan loss allowance is reported as a reduction of loans and advances to banks and customers and the provisions for contingent liabilities, such as guarantees, loan commitments and other obligations are carried as other liabilities.

To allow management to determine the appropriate level of the loan loss allowance, all significant counterparty relationships are periodically reviewed. A specific allowance is established to provide for specifically identified counterparty risks. Specific allowances are established for impaired loans. The amount of the impairment is based on the present value of expected future cash flows or based on the fair value of the collateral if the loan is collateralized and foreclosure is probable. If the amount of the impairment subsequently increases or decreases due to an event occurring after the initial measurement of impairment, a change in the allowance is recognized in earnings by a charge or a credit to the loan loss provisions.

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

A general allowance is established to provide for incurred but unidentified losses that are inherent in the loan portfolio as of the date of the consolidated balance sheet. General allowances are established for loans not specifically identified as impaired. The amount of the allowance is based on historical loss experience and management’s evaluation of the loan portfolio under current events and economic conditions.

Loans are charged-off when, based on management’s judgment, all economically sensible means of recovery have been exhausted. At the point of charge-off, the loan as well as any specific allowance associated with the loan must be removed from the consolidated balance sheet or a charge may be recorded to directly charge-off the loan. A charge-off may be full or partial. Subsequent to a charge-off, recoveries, if any, are recognized in the consolidated income statement as a credit to the loan loss provisions.

The loan loss provisions, which are recognized in the consolidated income statement, is the amount necessary to adjust the loan loss allowance to a level determined through the process described above.

Trading assets

Trading assets consist of debt and equity securities, promissory notes and precious metal holdings, which have been acquired principally for the purpose of generating a profit from short-term fluctuations in price and derivative financial instruments that do not meet the criteria for hedge accounting with positive market values. Trading assets are reported at fair value as of the date of the consolidated balance sheet. Changes in fair value are recognized directly in the consolidated income statement. Exchange-traded financial instruments are valued at the exchange prices prevailing on the last exchange trading day of the year. To determine the fair values of unlisted financial instruments, quotations of similar instruments or other valuation models (in particular present value models or option pricing models) are used. In the process, appropriate adjustments are made for credit and measurement risks.

Derivative financial instruments

The Allianz group’s property-casualty and life/health segments use derivative financial instruments such as swaps, options and futures to hedge against changes in prices or interest rates in their investment portfolios. In the Allianz Group’s banking segment, derivative financial instruments are used both for trading purposes and to hedge against movements in

Notes to the Consolidated Financial Statements—(Continued)

interest rates, currency and other price risks of investments, loans, deposit liabilities and other interest sensitive assets and liabilities.

Pursuant to IAS 39, derivative financial instruments that do not meet the criteria for hedge accounting are reported at fair value as trading assets or trading liabilities. Gains or losses on these derivative financial instruments arising from valuation at fair value are included in the Allianz Group’s consolidated income statement in trading income. This treatment is also applicable for bifurcated embedded derivatives of a hybrid financial instrument.

For derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting, the Allianz Group designates the derivative financial instrument as a fair value hedge, cash flow hedge, or hedge of a net investment in a foreign entity. Pursuant to IAS 39, the Allianz Group documents the hedge relationship, as well as its risk management objective and strategy for entering into various hedge transactions. The Allianz Group also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments that are used for hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

Derivative financial instruments used in hedge transactions that meet the criteria for hedge accounting are recognized as follows:

Fair value hedges

The risk of changes in the fair value of reported assets or liabilities (hedged item) is hedged by a fair value hedge. Changes in the fair value of a derivative financial instrument (hedging instrument) together with the pro rata share of the change in fair value of the hedged item are recognized in the consolidated income statement.

Cash flow hedges

Cash flow hedges reduce the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or attributable to future cash flows from a firm commitment or a forecasted transaction (hedged item). Changes in the fair value of derivative financial instruments (hedging instrument) that represent an effective hedge are recorded in unrealized gains and losses (net) in shareholders’ equity, and recognized in the consolidated income statement when the offsetting gain or loss associated with the hedged item is recognized. The ineffective part of the cash flow hedge is recognized directly in the consolidated income statement.

Hedges of a net investment in a foreign entity

Hedge accounting may be applied to hedge a net investment in a foreign entity (hedged item). Derivative financial instruments (hedging instrument) are used to hedge currency risk. The proportion of gains or losses arising from valuation of the hedging instrument, which is classified as an effective hedge, is recognized in shareholders’ equity, while the ineffective part is recognized in the consolidated income statement.

For all fair value hedges, cash flow hedges, and hedges of a net investment in a foreign entity, the derivative financial instruments are included in other assets or other liabilities.

The Allianz Group discontinues hedge accounting prospectively when it is determined that the derivative financial instrument is no longer highly effective, the derivative financial instrument or the hedged item expires, or is sold, terminated or exercised, or when management determines that designation of the derivative financial instrument as a hedging instrument is no longer appropriate. When a fair value hedge is discontinued, the Allianz Group continues to carry the derivative financial instrument on the consolidated balance sheet at its fair value, and no longer recognizes changes in fair value of the hedged item in the consolidated income statement. When hedge accounting for a cash flow hedge is discontinued, the Allianz Group continues to carry the derivative financial instrument on the consolidated balance sheet at its fair value and any net unrealized gains and losses accumulated in shareholders’ equity are recognized immediately in the consolidated income statement. When a hedge of a net investment in a foreign entity is discontinued, the Allianz Group continues to carry the derivative

Notes to the Consolidated Financial Statements—(Continued)

financial instrument on the consolidated balance sheet at its fair value and any net unrealized gains or losses accumulated in shareholders’ equity remain in shareholders’ equity until the disposal of the foreign entity.

Derivative financial instruments are netted when there is a legally enforceable right to offset and when the Allianz Group intends to settle on a net basis.

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

Reinsurance

Premiums ceded for reinsurance and reinsurance recoveries on benefits and claims incurred are deducted from premiums earned and insurance benefits. Assets and liabilities related to reinsurance are reported on a gross basis. Amounts ceded to reinsurers from insurance reserves are estimated in a manner consistent with the claim liability associated with the reinsured risks. Accordingly, revenues and expenses related to reinsurance agreements are recognized consistent with the underlying risk of the business reinsured.

Income taxes

The tax shown in the Allianz Group’s consolidated income statement consists of the taxes actually charged to individual Allianz Group enterprises and changes in deferred tax assets and liabilities.

The calculation of deferred tax is based on temporary differences between the Allianz Group’s carrying amounts of assets or liabilities in its consolidated balance sheet and their tax bases. The tax rates used for the calculation of deferred taxes are the local rates applicable in the countries concerned; changes to tax rates already adopted prior to or as of the consolidated balance sheet date are taken into account. Deferred tax assets are recognized if sufficient future taxable income is available for realization.

Other assets

Other assets, amongst others, consist of real estate owned by the Allianz Group and used for its own activities, equipment, accounts receivable, deferred policy acquisition costs, deferred sales inducements, prepaid expenses and miscellaneous assets.

Real estate owned by the Allianz Group used for its own activities (e.g., real property and buildings, including buildings on leased land) is carried at cost less accumulated depreciation and impairments. The capitalized cost of buildings is calculated on the basis of acquisition cost and depreciated on a straight-line basis over a maximum of 50 years in accordance with their useful lives. Costs for repairs and maintenance are expensed, while improvements if they extend the useful life of the asset are capitalized. An impairment is recognized when the recoverable amount of these assets is less than their carrying amount.

Equipment is carried at cost less accumulated depreciation and impairments. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. The estimated useful life of equipment ranges from 2 to 10 years, except for purchased information technology equipment, which is 2 to 8 years.

Receivables are recorded at face value less any payments received, net of appropriate valuation allowances.

Deferred policy acquisition costs generally consist of commissions, underwriting expenses and policy issuance costs, which vary with and are directly related to the acquisition and renewal of insurance contracts. Such acquisition costs are deferred, to the extent they are recoverable, and amortized over the life of the related contracts.

Sales inducements on insurance contracts that meet the following criteria are deferred and

Notes to the Consolidated Financial Statements—(Continued)

amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs:

•	recognized as part of insurance reserves,

•	explicitly identified in the contract at inception,

•	incremental to amounts the Allianz Group credits on similar contracts without sales inducements, and

•	higher than the contract’s expected ongoing crediting rates for periods after the inducement.

Asset securitizations

The Allianz Group transfers financial assets to certain special purpose entities (SPEs) in revolving securitizations of commercial mortgage or other loan portfolios. The Allianz Group consolidates these SPEs as the Allianz Group continues to control the financial assets transferred and retains the servicing of such loans.

Leases

Property and equipment holdings are used by the Allianz Group under operating leases, whereby the risks and benefits relating to ownership of the assets remain with the lessor, and are not recorded on the Allianz Group’s consolidated balance sheet. Payments made under operating leases to the lessor are charged to administrative expenses using the straight-line method over the period of the lease. When an operating lease is terminated before the lease period has expired, any penalty is recognized in full as an expense at the time when such termination takes place.

Supplementary information on equity and liabilities

Shareholders’ equity

Paid-in capital includes issued capital and capital reserves. Issued capital represents the mathematical per share value received from the issuance of shares. Capital reserves represent the premium (additional paid in capital) received from the issuance of shares.

Revenue reserves include the retained earnings of the Allianz Group and treasury stock. In the case of acquisitions prior to January 1, 1995, translation differences arising on first-time consolidation have also been recorded in revenue reserves. Treasury stock held by the Allianz Group is stated as own shares held by the Allianz Group. These shares are deducted from shareholders’ equity at cost. Gains and losses arising from trading in treasury stock held by the Allianz Group are added to revenue reserves after income tax has been deducted.

Any translation differences, including those arising in the process of equity consolidation, are recorded as foreign currency translation adjustments directly in shareholders’ equity without affecting earnings.

Unrealized gains and losses on investments available-for-sale include derivative financial instruments used for hedge purposes that meet the criteria for hedge accounting, including cash flow hedges and hedges of a net investment in a foreign entity.

Comprehensive income is defined as the change in shareholders’ equity of the Allianz Group excluding transactions with shareholders such as the issuance of common or preferred shares, payment of dividends and purchase of treasury shares. Comprehensive income has two major components: net income and other comprehensive income. Other comprehensive income includes such items as unrealized gains and losses on foreign currency translation, securities available-for-sale, and gains and losses on derivatives involved in cash flow hedges and hedges of a net investment in a foreign entity, net of applicable deferred income taxes. It also includes, where applicable, adjustments to insurance policyholder liabilities and deferred policy acquisition costs.

Certificated liabilities, participation certificates and subordinated liabilities

Certificated liabilities, participation certificates and subordinated liabilities are initially measured at cost, which is the fair value of the consideration received, net of transaction costs incurred.

Notes to the Consolidated Financial Statements—(Continued)

Subsequent measurement is at amortized cost, using the effective interest method to amortize the premium or discount to the redemption value over the life of the liability. Non-interest bearing liabilities such as zero-coupon bonds are valued at their present value on initial recognition and written up in accordance with the effective interest method at the effective interest rate.

Insurance reserves

Insurance reserves include unearned premiums, aggregate policy reserves, reserves for loss and loss adjustment expenses, the reserve for premium refunds, premium deficiency reserves and other insurance reserves.

For short-duration insurance contracts, such as property-casualty contracts, in accordance with SFAS 60, premiums written to be earned in future years, are recorded as unearned premiums. These premiums are earned in subsequent years in relation to the exact risk coverage period. Unearned premiums for reinsurance business assumed are generally based on the calculations of the cedent. Deferred policy acquisition costs for short-duration insurance contracts are amortized over the periods in which the related premiums are earned.

The aggregate policy reserves for long-duration insurance contracts, such as traditional life and health products, are computed in accordance with SFAS 60 using the net level premium method, which represents the present value of estimated future policy benefits to be paid less the present value of estimated future net premiums to be collected from policyholders. The method uses best estimate assumptions for mortality, morbidity, expected investment yields, surrenders and expenses at the policy inception date, which remain locked-in thereafter. Deferred policy acquisition costs and PVFP for traditional life and health products are amortized over the premium paying period of the related policies in proportion to the earned premium using assumptions consistent with those used in computing the aggregate policy reserves. The aggregate policy reserves, deferred policy acquisition costs and PVFP are adjusted for a provision of adverse deviation, which is used to provide a margin for fluctuation and uncertainty inherent in the assumption setting process.

The aggregate policy reserves for traditional participating insurance contracts are computed in accordance with SFAS 120 using the net level premium method. The method uses best estimate assumptions for mortality, morbidity and interest rates that are guaranteed in the contract or are used in determining the dividends. Deferred policy acquisition costs and PVFP for traditional participating products are amortized over the expected life of the contracts in proportion to estimated gross margins (EGMs) based upon historical and anticipated future experience, which is determined on a best estimate basis and evaluated regularly. The present value of EGMs is computed using the expected investment yield. EGMs include premiums, investment income including realized gains and losses, insurance benefits, administration costs, changes in the aggregate reserves and policyholder dividends. The effect of changes in EGMs are recognized in the period revised.

The aggregate policy reserves for universal life-type and investment contracts in accordance with SFAS 97 is equal to the account balance, which represents premiums received and investment return credited to the policy less deductions for mortality costs and expense charges. Deferred policy acquisition costs and PVFP for universal life-type and investment contracts are amortized over the expected life of the contracts in proportion to estimated gross profits (EGPs) based upon historical and anticipated future experience, which is determined on a best estimate basis and evaluated regularly. The present value of EGPs is computed using the interest rate that accrues to the policyholders, or the credited rate. EGPs include margins from mortality, administration, investment income including realized gains and losses and surrender charges. The effect of changes in EGPs are recognized in the period revised.

Current and historical client data, as well as industry data, are used to determine the assumptions. Assumptions for interest reflect expected earnings on assets, which back the future policyholder benefits. The information used by the Allianz Group’s qualified actuaries in setting such assumptions includes, but is not limited to, pricing assumptions, available experience studies, and profitability analyses.

Notes to the Consolidated Financial Statements—(Continued)

The interest rate assumptions used in the calculation of aggregate policy reserves were as follows:

	Traditional participating insurance contracts	Long- duration insurance contracts
	(SFAS 120)	(SFAS 60)
Aggregate policy reserves	3 – 4%	2.5 – 7%
Deferred acquisition costs	5 – 6%	5 – 7%

In connection with the adoption of SOP 03-1 effective January 1, 2004, insurance reserves include liabilities for guaranteed minimum death and similar mortality and morbidity benefits related to non-traditional contracts, annuitization options, and sales inducements. These liabilities are calculated based on contractual obligations using actuarial assumptions. Contractually agreed sales inducements to contract holders include persistency bonuses and are accrued over the period in which the insurance contract must remain in force to qualify for the inducement.

Reserves for loss and loss adjustment expenses are established for the payment of losses and loss adjustment expenses (LAE) on claims which have occurred but are not yet settled. Reserves for loss and loss adjustment expenses fall into two categories: case reserves for reported claims and reserves for incurred but not reported (IBNR) reserves.

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

IBNR reserves are established to recognize the estimated cost of losses that have occurred but where the Allianz Group has not yet been notified. IBNR reserves, similar to case reserves for reported claims, are established to recognize the estimated costs, including expenses, necessary to bring claims to final settlement. Since nothing is known about the occurrence, the Allianz Group relies on its past experience, adjusted for current trends and any other relevant factors. IBNR reserves are estimates based on actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyzes are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Late reported claim trends, claim severity, exposure growth and future inflation are examples of factors used in projecting the IBNR reserves. IBNR reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

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

There is no adequate statistical data available for some risk exposures in liability insurance, such as environmental and asbestos claims and large-scale individual claims, because some aspects of these types of claims are still evolving. Appropriate provisions have been made for such cases based on the Allianz Group’s judgment and an analysis of the portfolios in which such risks occur. These provisions represent the Allianz Group’s best estimate. The current reserves for loss and loss adjustment expenses for asbestos claims reflect loss developments since the most recent external independent actuarial report which was completed in 2002. Our United States property-casualty subsidiaries have commissioned a new report. We anticipate that this report will be completed during 2005. The new actuarial report could result in Allianz Group adjusting its reserves for loss and loss adjustment expenses for asbestos claims.

The reserves for premium refunds includes the amounts allocated under the relevant local

Notes to the Consolidated Financial Statements—(Continued)

statutory or contractual regulations to the accounts of the policyholders and the amounts resulting from the differences between these IFRS based financial statements and the local financial statements (latent reserve for premium refunds), which will reverse and enter into future deferred profit participation calculations. These differences are recognized on a future accrual basis and reported in profit participation accounts. Unrealized gains and losses recognized in connection with the valuation of securities available-for-sale are recognized in the latent reserve for premium refunds to the extent that policyholders will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized. The profit participation allocated to participating policyholders or disbursed to them reduces the reserve. Any dividends allocated or disbursed over and above the reserve are recorded in other expenses.

Methods and corresponding percentages for participation in profits by the policyholders are set out below for the most significant countries for latent reserves:

Country	Base	Percentage
Germany
Life	all sources of Profit	90%
Health	all sources of Profit	80%
France
Life	investments	80%
Italy
Life	investments	85%
Switzerland
Group Life	all sources of Profit	90%

Premium deficiency reserves are calculated individually for each insurance portfolio on the basis of estimates of future claims, costs, premiums earned and proportionate investment income. For short duration contracts, a premium deficiency is recognized if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, unamortized acquisition costs, and maintenance expenses exceeds related unearned premiums while considering anticipated investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expense indicate that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover unamortized acquisition costs, then a premium deficiency is recognized.

Other insurance reserves include experience-rated and other premium refunds in favor of policyholders.

Liabilities to banks and customers

Liabilities to banks and customers includes repurchase (“repo”) transactions and securities lending transactions. Repo transactions involve the sale of securities by the Allianz Group to a counter-party, subject to the simultaneous agreement to repurchase these securities at a certain later date, at an agreed price. If control of the securities remains with the Allianz Group over the entire lifetime of the transaction, the securities concerned are retained in the Allianz Group’s consolidated balance sheet and are valued in accordance with the accounting principles for trading assets or investments. The proceeds of the sale are reported under liabilities to banks or liabilities to customers, as appropriate, within the Allianz Group’s consolidated balance sheet. Interest expenses from repo transactions are accrued over the durations of the agreements and reported in interest and similar expenses in the Allianz Group’s consolidated income statement.

In securities lending transactions the Allianz Group generally receives cash collaterals which are reported as liabilities to banks or liabilities to customers in the Group´s balance sheet. Fees received are shown as interest income in the Group´s income statement.

Trading liabilities

Trading liabilities primarily include derivative financial instruments that do not meet the criteria for hedge accounting with negative market values and obligations to deliver assets arising from short sales of securities, which are carried out in order to benefit from short-term price fluctuations. The securities required to close out short sales are obtained through securities borrowing or reverse repurchase agreements. These liabilities are valued the same as trading assets.

Notes to the Consolidated Financial Statements—(Continued)

Other accrued liabilities

The Allianz Group uses the projected unit credit actuarial method to determine the present value of its defined benefit plans and the related service cost and, where applicable, past service cost. The principal assumptions used by the Allianz Group are included in Note 22. The census date for the primary pension plans is October or November, with any significant changes through December 31, taken into account.

For each individual defined benefit pension plan, the Allianz Group recognizes a portion of its actuarial gains and losses in income or expense if the unrecognized actuarial net gain or loss at the end of the previous reporting period exceeds the greater of: a) 10 % of the projected benefit obligation at that date; or b) 10 % of the fair value of any plan assets at that date. Any unrecognized actuarial net gain or loss exceeding the greater of these two values is generally recognized in net periodic benefit cost in the consolidated income statement over the expected average remaining working lives of the employees participating in the plans.

Accrued taxes are calculated in accordance with relevant local tax regulations.

Miscellaneous accrued liabilities primarily include reserves for restructuring, anticipated losses arising from non-insurance business, litigation, employees (e.g., early retirement, phased retirement, employee awards for long service, and vacation) and agents (e.g., unpaid commissions).

Restructuring reserves are defined by programs, which will lead to material changes in the entity’s business purpose. The relevant program must be bindingly planned, executed and monitored.

Other liabilities

Other liabilities include funds held under reinsurance business ceded, accounts payable on direct insurance business, accounts payable on reinsurance business, and miscellaneous liabilities. These liabilities are reported at redemption value.

Supplementary information on net income

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

Life insurance premiums on traditional life insurance policies are recognized as earned when due. Premiums on short duration life insurance policies are recognized as revenues over the period of the contract in proportion to the amount of insurance protection provided. Unearned premiums are calculated separately for each individual policy to cover the unexpired portion of written premiums. Benefits are recognized when incurred.

Revenues for universal life-type and investment contracts, such as universal life and variable annuity contracts, represent charges assessed against the policyholders’ account balances for the cost of insurance, surrenders and policy administration and are included within premiums earned on the Allianz Group’s consolidated income statement. Benefits charged to expense include benefit claims incurred during the period in excess of policy account balances and interest credited to policy account balances.

Interest and similar income/expense

Interest income and interest expense are recognized on an accrual basis. Interest income from lending business is recognized using the effective interest method. This line item also includes dividends from available-for-sale equity securities and interest recognized on finance leases. Dividends are recognized in income when received. Interest on finance leases is recognized in income over the term of the respective lease so a constant period yield based on the net investment is attained.

Notes to the Consolidated Financial Statements—(Continued)

Trading income (net)

Trading income comprises all realized and unrealized gains and losses from trading assets and trading liabilities. In addition, commissions and all interest and all dividend income attributable to trading operations and related interest expense and transaction costs are included in this line item.

Income (net) from investments in associated enterprises and joint ventures

Income from investments in associated enterprises and joint ventures includes dividends from equity securities and the share of net income from enterprises accounted for using the equity method. Dividends are recognized in income when received. Income from investments in associated enterprises and joint ventures is presented net of related expenses.

Fee and commission income and expenses

In addition to traditional commission income received on security transactions, fee and commission income in the securities business also includes commissions received in relation to private placements, syndicated loans and financial advisory services. Other fees reflect commissions received for trust and custody services, for the brokerage of insurance policies, credit cards, home loans, savings contracts and real estate. Fee and commission income is recognized in Allianz Group’s banking operations when the corresponding service is provided.

Assets and liabilities held in trust by the Allianz Group in its own name, but for the account of third parties, are not reported in its consolidated balance sheet. Commissions received from such business are shown in fee and commission income in the Allianz Group’s consolidated income statement.

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

Other supplementary information

Stock based compensation plans

The Allianz Group accounts for its stock based compensation plans under the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, whereby stock-based compensation cost is measured at the grant date based on the value of the awards granted and is recognized as expense over the vesting period. For rights redeemed by the issue of shares, the fair value is determined at the date of grant. The corresponding compensation expense is accrued over the vesting period and increases revenue reserves in shareholders’ equity. For awards to be settled in cash, the total compensation expense is initially measured as the difference between the current share price and the reference price (or exercise) price, if any, of the award and is recognized as expense over the vesting period. The amount of total compensation expense for these awards is remeasured at each reporting date based on the underlying share price and is recorded in other accrued liabilities until paid. Compensation expense is reversed in the period in which an unvested award is forfeited. The Allianz Group stock-based compensation plans are more fully described in Note 46.

Reclassifications

For reasons of comparability with the current reporting year, some prior-year figures were adjusted in the consolidated balance sheet and the consolidated income statement through reclassifications that do not affect net income or shareholders’ equity.

Notes to the Consolidated Financial Statements—(Continued)

3     Changes to significant accounting and valuation policies, recently issued accounting pronouncements, and recently adopted accounting pronouncements

Changes to accounting, valuation and reporting policies

Prior to 2003, the Allianz Group accounted for its stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). In the third quarter of 2003, the Allianz Group adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). Under the fair value recognition provisions of SFAS 123, stock-based compensation cost is measured at the grant date based on the value of the awards granted and is recognized as expense over the vesting period. The Allianz Group elected to use the modified prospective method as permitted by and described in SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“SFAS 148”). Under this method, stock-based employee compensation cost is recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 15, 1994. Prior period financial statements were not restated.

The following table illustrates the effect on the Allianz Group’s consolidated net income and earnings per share as if the fair value method had been applied to all outstanding and unvested awards in all years presented.

Years ended 12/31	2004	2003	2002
	€ mn(1)	€ mn(1)	€ mn(1)
Net income, as reported	2,199	1,890	(1,496)
Share-based compensation expense included in reported net income, net of related tax effects	313	206	67
Share-based compensation expense determined under fair value method for all awards, net of related tax effects	(313)	(206)	(68)

Pro forma net income (loss)	2,199	1,890	(1,497)

Earnings (loss) per share:
Basic—as reported	6.01	5.59	(5.40)
Basic—pro forma	6.01	5.59	(5.40)
Diluted—as reported	5.98	5.57	(5.40)
Diluted—pro forma	5.98	5.57	(5.40)

(1)	Except per share data

The Allianz Group stock-based compensation plans are more fully described in Note 46.

Notes to the Consolidated Financial Statements—(Continued)

Recently issued accounting pronouncements

In December 2003, the IASB issued the revised IAS 32, Financial Instruments: Disclosure and Presentation (“IAS 32 revised”). According to IAS 32 revised, a financial instrument qualifies as a financial liability of the issuer if it gives the holder the right to put the instrument back to the issuer for cash or another financial asset (a ‘puttable instrument’). The classification as a financial liability is independent of considerations such as when the right is exercisable, how the amount payable or receivable upon exercise of the right is determined, and whether the puttable instrument has a fixed maturity. IAS 32 revised is effective on January 1, 2005. As a result, the Allianz Group will recognize certain financial liabilities, related to certain consolidated investment funds that were previously considered equity and recognized as minority interests in shareholders’ equity in the consolidated balance sheet.

In December 2003, the IASB issued the revised IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39 revised”). IAS 39 revised is effective January 1, 2005. IAS 39 revised requires a change to the Allianz Group’s impairment criteria for equity securities. Under the existing IAS 39, an equity security is considered to be impaired if there is objective evidence that the cost of the equity security may not be recovered. IAS 39 revised requires that a significant or prolonged decline in the fair value of an equity security below cost is considered to be objective evidence of impairment. As a result, the Allianz Group will establish new impairment criteria for equity securities to define significant decline or prolonged decline. The Allianz Group’s existing accounting policy for impairment criteria is included in Note 2.

Further, IAS 39 revised does not allow an adjusted cost basis to be established upon impairment of an equity security. Rather, each reporting period, if the fair value is less than the original cost basis of the equity security, the security is analyzed for impairment based upon the Allianz Group’s impairment criteria. At each reporting date, for equity securities that are determined to be impaired based upon the Allianz Group’s impairment criteria, an impairment is recognized for the difference between the fair value less than original cost basis, less any previously recognized impairments. According to the Allianz Group’s existing accounting policy, at each reporting period, if the fair value was less than the adjusted cost basis of the equity security, the security was analyzed for impairment based upon the Allianz Group’s impairment criteria. At each reporting date, for equity securities that were determined to be impaired based upon the Allianz Group’s impairment criteria, an impairment was recognized for the difference between the fair value less the adjusted cost basis.

IAS 39 revised also prohibits reversals of impairment losses on equity securities that are classified as available for sale. According to the Allianz Group’s existing accounting policy, if the amount of an impairment previously recorded on an available for sale equity security decreases, the impairment is reversed.

As IAS 39 revised requires retrospective application of these changes, the Allianz Group’s consolidated financial statements will be restated to include the effects of these changes.

Further, IAS 39 revised, created a new category, designated at fair value through profit and loss, for financial assets and liabilities. Financial assets and liabilities designated at fair value through profit will be recognized at fair value with changes recognized in net income.

In December 2003 and April 2004, the IASB issued improvements to 15 standards. Each of these revised standards are effective on January 1, 2005. As a result of the adoption of IAS 1 revised, the Allianz Group will reclassify minority interests in shareholders’s equity into equity in the consolidated balance sheet as of January 1, 2005.

In February 2004, the IASB issued IFRS 2, Share Based Payments (“IFRS 2”). In accordance with IFRS 2, share-based compensation plans are required to be classified as equity settled or cash settled plans. Equity settled plans are measured at fair value on the grant date and recognized as expense in the income statement, with an increase in shareholders’ equity, over the vesting period. Cash settled plans are measured at fair value at each reporting date and recognized as liabilities. Changes

Notes to the Consolidated Financial Statements—(Continued)

in the fair value of cash settled plans are recognized as expense in the income statement. Share based compensation plans that have settlement alternatives must be accounted for as cash settled plans if the company has “an obligation to settle in cash”. A company is considered to have a cash settled plan if the shares issued are redeemable, either mandatorily or at the counter-party’s option. In this respect, IFRS 2 has incorporated the “puttable instrument” concept of IAS 32 revised, which requires that such instruments be classified as liabilities rather than equity instruments. IFRS 2 is effective January 1, 2005. As a result of the implementation of IFRS 2, the PIMCO LLC Class B Unit Purchase Plan (“Class B Plan”) is considered a cash settled plan as the equity instruments issued are puttable at the counter-party’s option. According to the Allianz Group’s previous accounting policy, Class B Plan was considered an equity settled plan.

Further, IFRS 2 requires that share-based compensation plans include a best estimate of the amount of number of shares that are expected to vest in determining the amount of expense to be recognized. The Allianz Group’s previous accounting policy required that forfeitures of shares be recognized when incurred.

In March 2004, the IASB issued IFRS 3, Business Combinations (“IFRS 3”). In accordance with IFRS 3, a company must cease the amortization of goodwill and intangible assets with a definite life and rather test for impairment on an annual basis in addition to whenever there is an indication that the carrying value is not recoverable. As a result of the adoption on IFRS 3 on January 1, 2005, the Allianz Group will cease amortization of goodwill and brand names.

In March 2004, the IASB issued IFRS 4, Insurance Contracts (“IFRS 4”). IFRS 4 represents the completion of phase I and is a transitional standard until the IASB has more fully addressed the recognition and measurement of insurance contracts. IFRS 4 requires that all contracts issued by insurance companies be classified as either insurance contracts or investment contracts. Contracts with significant insurance risk are considered insurance contracts. IFRS 4 permits a company to continue with its previously adopted accounting policies with regards to recognition and measurement of insurance contracts. Contracts issued by insurance companies without significant insurance risk are considered investment contracts. Investment contracts are accounted for in accordance with IAS 39 revised. IFRS 4 is effective on January 1, 2005. As a result of the adoption of IFRS 4, certain contracts will be classified as investment contracts under IFRS 4.

Recently adopted accounting pronouncements

Effective January 1, 2004, the Allianz Group adopted American Institute of Certified Public Accountants (“AICPA”) Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for certain Nontraditional Long-Duration Contracts and for Separate Accounts (“SOP 03-1”). The most significant accounting implications of SOP 03-1 for the Allianz Group are as follows:

•	reporting and measuring assets and liabilities of certain unit linked contracts as general account assets and liabilities, when specified criteria are not met,

•	capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred policy acquisition costs, and immediately expensing those sales inducements not meeting such criteria,

•	recognizing a liability for guaranteed minimum death and similar mortality and morbidity benefits only for contracts determined to incorporate mortality and morbidity risk that is other than nominal and when the risk charges made for a period are not proportionate to the risk borne for the period,

•	for contracts containing an annuitization benefit option contract feature, an additional liability is established, if a provision for such a contract feature is not required under other applicable accounting standards and if the present value of expected annuitization payments at the expected annuitization date exceeds the expected account balance at the expected annuitization date, and

Notes to the Consolidated Financial Statements—(Continued)

•	recognizing contract holder liabilities for persistency bonuses and other sales inducements.

The effect of initially adopting SOP 03-1 was reported in the consolidated statements of changes in shareholders’ equity in the amount of €10 mn, net of taxes. In addition, the Allianz Group reclassified €26,238 mn of assets and liabilities from separate accounts to general accounts.

4    Consolidation

Scope of the consolidation

In addition to Allianz AG, 156 (2003: 193; 2002: 213) German and 907 (2003: 972; 2002: 1,045) foreign enterprises have been consolidated as of December 31, 2004. In addition, 68 (2003: 61; 2002: 74) German and 29 (2003: 39; 2002: 79) foreign investment funds were also consolidated as of December 31, 2004.

Of the entities that have been consolidated as of December 31, 2004, 9 (2003: 10; 2002: 12) subsidiaries have been consolidated where Allianz AG owns less than majority of the voting power of the subsidiary, including CreditRas Vita S.p.A. (CreditRas) and Antoniana Veneta Popolare Vita S.p.A. (Antoniana), in all periods presented. Allianz AG controls these entities on the basis of shareholder agreements between the Allianz Group subsidiary owning 50% of each such entity and the other sharesholders. Pursuant to these shareholder agreements, the Allianz Group has the power to govern the financial and operating policies of these subsidiaries and the right to appoint the subsidiaries’ general manager, in the case of CreditRas and Duerrevita (merged in 2002 with CreditRas), and the CEO, in the case of Antoniana, who have been given unilateral authority over all aspects of the financial and operating policies of these entities, including the hiring and termination of staff and the purchase and sale of assets. In addition, all management functions of these subsidiaries are performed by Allianz Group employees and all operations are undertaken in Allianz Group’s facilities. The Allianz Group also develops all insurance products written through these subsidiaries. Although the Allianz Group and the other shareholder each have the right to appoint half of the directors of each subsidiary, the rights of the other shareholders are limited to matters specifically reserved to the board of directors and shareholders under Italian law, such as decisions concerning capital increases, amendments to articles and similar matters. In addition, in the case of Antoniana, the Allianz Group has the right to appoint the Chairman, who has double board voting rights, thereby giving the Allianz Group a majority of board votes. The shareholder agreements for CreditRas, Duerrevita (merged in 2002 with CreditRas) and Antoniana are subject to automatic renewal and are not terminable prior to their stated terms.

As of December 31, 2004, there were 11 (2003: 13; 2002: 12) joint ventures that were accounted for using the equity method; each of these enterprises is managed by Allianz AG together with a third party not consolidated in the Allianz Group’s consolidated financial statements.

Additionally, there were 181 (2003: 170; 2002: 198) associated enterprises accounted for using the equity method as of December 31, 2004.

All affiliated companies, joint ventures, and associated enterprises are individually listed in the disclosure of equity investments filed with the Commercial Register in Munich. All private companies are also listed and identified separately in this disclosure of equity investments, for which the consolidated financial statements and the Allianz Group management report are exempt in accordance with the application of clause 264b of the German Commercial Code (HGB). Selected affiliated and associated enterprises are listed in Note 49.

Notes to the Consolidated Financial Statements—(Continued)

Acquisitions

The following are the significant companies consolidated for the first-time for the years ended December 31, 2004, 2003 and 2002:

	Effects on the Consolidated Financial Statements in Year of Acquisition(1)
Principal New Acquisitions	Date of First-time Consolidation	Gross Premiums		Net Income	Goodwill(2)	Amortization of Goodwill
		€ mn		€ mn	€ mn	€ mn
2004
Four Seasons Health Care Ltd., Wilmslow	8/31/2004	163	(3)	2	141	—
2003
–	—	—		—	—	—
2002
Slovenská poist’ ovna a. s., Bratislava	7/22/2002	125		(8)	138	(7)

(1)	Consolidated in the business segments.
(2)	On the date of first-time consolidation.
(3)	Income from service agreements

2004 Acquisitions

Four Seasons Health Care Ltd., Wilmslow On August 16, 2004, the Allianz Group acquired 100.0% of Four Seasons Health Care Ltd., Wilmslow at a purchase price of €1,167 mn. Four Seasons Health Care Ltd., Wilmslow operates care homes and specialist centres in England, Scotland and Northern Ireland.

PIMCO Advisors L.P., Delaware In January, April and November 2004, the Allianz Group increased its interest in PIMCO Advisors L.P., Delaware, by a total of 9.7% to 93.6%, resulting in additional goodwill of €583 mn. The acquisition cost for the additional interest was €598 mn.

2004 Divestitures

The principal companies deconsolidated in the course of the year are presented in the following table:

	Effects on the Consolidated Financial Statements for 2004(1)
	Date of Deconsolidation	Gross Premiums	Net Income	Disposed Goodwill charged to Income(2)
		€ mn	€ mn	€ mn
Allianz of Canada, Inc., Toronto	12/9/2004	458	105	31
Allianz President General Insurance Co. Ltd., Taipeh	9/27/2004	69	10	4
ENTENIAL, Guyancourt	2/4/2004	—	—	(5)

(1)	Consolidated in the business segments.
(2)	At the date of deconsolidation.

Notes to the Consolidated Financial Statements—(Continued)

2003 Acquisitions

In the course of the year, no major subsidiaries were acquired or consolidated for the first time.

The Allianz Group acquired the following additional interests in already consolidated subsidiaries:

Riunione Adriatica di Sicurtà S.p.A., Milan On February 17, 2003, the Allianz Group increased its interest in Riunione Adriatica di Sicurtà S.p.A., Milan, by 4.4% to 55.5%, resulting in additional goodwill of €146 mn. The acquisition cost for the additional interest was €810 mn.

Münchener und Magdeburger Agrarversicherung AG, München On December 2, 2003, the Allianz Group increased its interest in Münchener und Magdeburger Agrarversicherung AG, Munich, by 6.1% to 58.5%. The acquisition cost for the additional interest was €0.2 mn.

PIMCO Advisors L.P., Delaware In April 2003, July 2003 and October 2003, the Allianz Group increased its interest in PIMCO Advisors L.P., Delaware, by a total of 14.4% to 83.9%, resulting in additional goodwill of €624 mn. The acquisition cost for the additional interest was €640 mn.

2003 Divestitures

The principal companies deconsolidated in the course of the year are presented in the following table:

	Effects on the Consolidated Financial Statements for 2003(1)
	Date of Deconsolidation	Gross Premiums	Net Income	Disposed Goodwill charged to Income(2)
		€ mn	€ mn	€ mn
AFORE Allianz Dresdner S.A. de C.V., Mexico City	11/11/2003	—	10	117
AGF AZ Chile Vida, Santiago de Chile	4/29/2003	—	—	—
AGF Belgium Bank S.A., Brussels	12/15/2003	—	(5)	—
Allianz Parkway Integrated Care Pte Ltd., Singapore	9/30/2003	7	—	—
Merchant Investors Assurance Company Ltd., Bristol	10/3/2003	3	—	—
Pioneer Allianz Life Assurance Corporation, Metro Manila	1/14/2003	—	—	—

(1)	Consolidated in the business segments
(2)	At the date of deconsolidation

2002 Acquisitions

Slovenská poist’ovna a.s., Bratislava On July 22, 2002, the Allianz Group acquired 66.8% of Slovenská poist’ovna a.s. at a purchase price of €142 mn. Slovenská poist’ovna operates in both the property-casualty and the life/health insurance business segments. An additional 25.8% and 6.5% interests were acquired on July 29, 2002 and December 20, 2002, respectively. The total acquisition cost for the 99.1% interest in Slovenská poist’ovna amounted to €216 mn, resulting in goodwill of €138 mn.

Allianz Lebensversicherungs-AG, Stuttgart On January 15, 2002, the Allianz Group increased its interest in Allianz Lebensversicherungs-AG by 40.5% to 91.0%, resulting in additional goodwill of €633 mn. The acquisition cost for the additional interest was €2,587 mn.

Frankfurter Versicherungs-AG, Frankfurt am Main On June 28, 2002, the Allianz Group increased its interest in Frankfurter Versicherungs-AG by 50.0% to 100.0%, resulting in additional goodwill of €57 mn. The acquisition cost for the additional interest was €930 mn.

Bayerische Versicherungsbank AG, Munich On June 28, 2002, the Allianz Group increased its interest in Bayerische Versicherungsbank AG by 45.0% to 90.0%, resulting in additional goodwill of €94 mn. The acquisition cost for the additional interest was €858 mn.

Notes to the Consolidated Financial Statements—(Continued)

Dresdner Bank AG, Frankfurt am Main On January 15, 2002, June 28, 2002, July 2, 2002 and August 23, 2002, the Allianz Group increased its interest in Dresdner Bank AG by 21.5% to 100.0%, resulting in additional goodwill of €2,002 mn. The acquisition cost for the additional interest totaled €6,338 mn.

2002 Divestitures

Deutsche Hyp Deutsche Hypothekenbank AG, Frankfurt am Main In August 2002, Deutsche Hyp Deutsche Hypothekenbank AG (Deutsche Hyp) was merged into Eurohypo AG, a company into which Commerzbank AG, Deutsche Bank AG and Dresdner Bank AG merged their mortgage lending subsidiaries. The proceeds from the sale of Deutsche Hyp amounted to €1,411 mn.

5    Segment Reporting

As a result of the Allianz Group’s worldwide organization, the business activities of the Allianz Group are first segregated by product and type of service: insurance activities, banking activities and asset management activities. Due to differences in the nature of products, risks and capital allocation, insurance activities are further divided between property-casualty and life/health categories. Thus, the Allianz Group’s segments are structured as Property-Casualty, Life/Health, Banking and Asset Management. Based on various legal, regulatory and other operational issues associated with operating entities in jurisdictions worldwide, the segments of the Allianz Group are also further analyzed by geographical areas or regions in matrixes that comprise a number of profit and service-center segments (see following pages). This geographic analysis is performed to provide further understanding of trends and results underlying the segment data.

Property-Casualty

The Allianz Group is the largest German property-casualty insurance company based on gross premiums written in 2004. Principal product lines offered primarily within Germany include automobile liability and other automobile insurance, fire and property insurance, personal accident insurance, liability insurance and legal expense insurance. The Allianz Group is also among the largest property-casualty insurance companies in other countries, including France, Italy, the United Kingdom, Switzerland and Spain. The Allianz Group conducts its property-casualty insurance operations in these countries through five main groups of operating entities in France, primarily offering automobile, property, injury and liability for both individual and corporate customers; Italy, operating in all personal and commercial property-casualty lines in particular personal automobile insurance; the United Kingdom, offering products generally similar to those offered by the Allianz Group’s German property-casualty operations as well as a number of specialty products, including extended warranty and pet insurance; Switzerland, offering property-casualty insurance, travel and assistance insurance, conventional reinsurance as well as a variety of alternative risk transfer products for corporate customers worldwide; and Spain, offering a wide variety of traditional personal and commercial property-casualty insurance products, with an emphasis on automobile insurance.

Life/Health

The Allianz Group is the largest provider of life insurance and the third-largest provider of health insurance in Germany as measured by gross premiums written in 2004. Germany is the Allianz Group’s most important market for life/health insurance. The Allianz Group’s German life insurance companies offer a comprehensive and unified range of life insurance and life insurance-related products on both an individual and group basis. The main classes of coverage offered include endowment life insurance, annuity policies, term life insurance, unit-linked annuities, and other life insurance-related forms of cover, which are provided as riders to other policies and on a stand-alone basis. The Allianz Group’s German health insurance companies provide a wide range of health insurance products, including full private healthcare coverage for the self-employed, salaried employees and civil servants, supplementary insurance for people insured under statutory health insurance plans, daily sickness allowance for the self-employed and salaried employees, hospital daily allowance, supplementary care insurance and foreign travel medical expenses insurance. The Allianz Group also maintains

Notes to the Consolidated Financial Statements—(Continued)

significant life/health operations in the United States, offering a wide variety of life insurance, fixed and variable annuity contracts, including equity-indexed annuities to individuals, and long-term care insurance to individual and corporate customers. Italy and France are also markets where the Allianz Group maintains a significant presence offering products such as unit-linked and investment-oriented products, health insurance and individual and group life insurance.

Banking

The Allianz Group’s banking operations primarily comprise the operations of the Dresdner Bank Group, whose principal banking products and services include traditional commercial banking activities such as deposit taking, lending (including residential mortgage lending) and cash management, as well as corporate finance advisory services, mergers and acquisitions advisory services, capital and money market services, securities underwriting and securities trading and derivatives business on its own account and for its customers. The Allianz Group operates through the domestic and international branch network of the Dresdner Bank Group and through various subsidiaries both in Germany and abroad, some of which also have branch networks.

Asset Management

The Allianz Group’s asset management segment operates as a global provider of institutional and retail asset management products and services to third-party investors and provides investment management services to the Allianz Group’s insurance operations. The Allianz Group managed approximately €1,078 bn of third-party assets, Allianz Group’s own investments and separate account assets on a worldwide basis as of December 31, 2004, with key management centers in Munich, Frankfurt, London, Paris, Singapore, Hong Kong, Milan, Westport, Connecticut, and San Francisco, San Diego and Newport Beach, California. As measured by total assets under management at December 31, 2004, the Allianz Group is one of the five largest asset managers in the world. The United States is the Allianz Group’s largest geographic region for third-party assets under management comprising approximately 70% (2003: 69% and 2002: 69%). The Allianz Group’s total income from asset management operations, before consolidation adjustments, represented approximately 3% (2003: 3%; 2002: 3%) of its consolidated total income in 2004.

Notes to the Consolidated Financial Statements—(Continued)

Business Segment Information—Consolidated Balance Sheets

as of December 31, 2004 and 2003

	Property-Casualty		Life/Health
	2004	2003	2004	2003
	€ mn	€ mn	€ mn	€ mn
ASSETS
Intangible assets	2,185	2,520	4,075	4,351
Investments in associated enterprises and joint ventures	48,359	48,385	5,532	5,717
Investments	85,566	80,920	217,098	196,335
Separate account assets	—	—	15,851	32,460
Loans and advances to banks	7,424	9,693	3,582	2,103
Loans and advances to customers	2,545	3,033	26,560	28,155
Trading assets	629	1,375	27,886	1,646
Cash and cash equivalents	1,665	1,769	968	1,103
Amounts ceded to reinsurers from insurance reserves	12,337	14,400	16,382	16,875
Deferred tax assets	6,582	7,148	3,370	3,373
Other assets	20,045	23,628	20,362	19,747

Total segment assets	187,337	192,871	341,666	311,865

	Property-Casualty		Life/Health
	2004	2003	2004	2003
	€ mn	€ mn	€ mn	€ mn
EQUITY AND LIABILITIES
Participation certificates and subordinated liabilities	5,497	4,006	141	65
Insurance reserves	83,193	83,946	278,570	233,868
Separate account liabilities	—	—	15,848	32,460
Liabilities to banks	1,358	8,687	1,241	1,662
Liabilities to customers	5,336	—	165	—
Certificated liabilities	11,405	17,757	68	90
Trading liabilities	347	353	2,164	1,396
Other accrued liabilities	5,960	5,594	1,016	1,242
Other liabilities	12,395	15,503	21,289	20,528
Deferred tax liabilities	7,832	7,469	4,718	4,148
Deferred income	160	135	139	557

Total segment liabilities	133,483	143,450	325,359	296,016

Notes to the Consolidated Financial Statements—(Continued)

Banking		Asset Management		Consolidation Adjustments		Group
2004	2003	2004	2003	2004	2003	2004	2003
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn

2,526	2,847	6,362	6,544	(1)	—	15,147	16,262
3,112	3,303	3	6	(51,174)	(50,969)	5,832	6,442
22,462	27,732	529	565	(6,103)	(10,485)	319,552	295,067
—	—	—	—	—	—	15,851	32,460
117,217	106,794	144	160	(1,749)	(1,239)	126,618	117,511
166,761	182,304	29	24	(7,727)	(10,257)	188,168	203,259
191,463	143,167	131	125	(108)	(159)	220,001	146,154
13,097	22,987	431	365	(533)	(696)	15,628	25,528
—	—	—	—	(6,409)	(6,214)	22,310	25,061
3,664	3,768	187	75	6	—	13,809	14,364
15,311	13,837	3,492	3,744	(7,428)	(7,152)	51,782	53,804

535,613	506,739	11,308	11,608	(81,226)	(87,171)	994,698	935,912

Banking		Asset Management		Consolidation Adjustments		Group
2004	2003	2004	2003	2004	2003	2004	2003
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn

7,815	8,263	—	—	(223)	(104)	13,230	12,230
4	35	—	—	(6,572)	(6,378)	355,195	311,471
—	—	—	—	—	—	15,848	32,460
189,194	168,770	7	111	(446)	(914)	191,354	178,316
158,264	156,390	294	378	(6,785)	(2,040)	157,274	154,728
47,060	51,371	4	72	(766)	(5,952)	57,771	63,338
99,733	83,307	—	—	(103)	(221)	102,141	84,835
5,783	6,611	409	461	—	—	13,168	13,908
8,871	7,295	1,263	1,509	(11,985)	(13,110)	31,833	31,725
1,879	1,836	57	56	—	—	14,486	13,509
1,738	1,738	2	3	—	—	2,039	2,433

520,341	485,616	2,036	2,590	(26,880)	(28,719)	954,339	898,953

Shareholders’ equity and minority interests in shareholders’ equity						40,359	36,959

Total equity and liabilities						994,698	935,912

Notes to the Consolidated Financial Statements—(Continued)

Business Segment Information—Consolidated Income Statements

for the years ended December 31, 2004, 2003 and 2002

	Property-Casualty			Life/Health
	2004	2003	2002	2004	2003	2002
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	38,193	37,277	36,458	18,596	18,701	18,675
Interest and similar income	4,057	4,190	4,473	11,236	11,102	11,215
Income (net) from associated enterprises and joint ventures	2,438	3,611	8,494	438	712	445
Other income from investments	1,918	4,892	3,652	2,317	4,294	4,932
Trading income (net)	(47)	(1,490)	207	1,350	218	244
Fee and commission income, and income from service activities	1,038	522	521	224	234	200
Other income	1,058	1,770	1,751	1,236	1,431	825

Total income	48,655	50,772	55,556	35,397	36,692	36,536

Insurance benefits (net)	(26,929)	(26,923)	(28,932)	(26,403)	(23,528)	(21,013)
Interest and similar expenses	(1,561)	(1,667)	(1,564)	(125)	(422)	(434)
Other expenses from investments	(1,044)	(3,141)	(3,857)	(1,054)	(5,622)	(8,989)
Loan loss provisions	(7)	(10)	(7)	(3)	(3)	(10)
Acquisition costs and administrative expenses	(10,004)	(9,972)	(10,521)	(4,399)	(3,713)	(4,263)
Amortization of goodwill	(381)	(383)	(370)	(159)	(398)	(174)
Other expenses	(2,793)	(2,947)	(2,999)	(1,608)	(2,150)	(1,806)

Total expenses	(42,719)	(45,043)	(48,250)	(33,751)	(35,836)	(36,689)

Earnings from ordinary activities before taxes	5,936	5,729	7,306	1,646	856	(153)

Taxes	(1,490)	(641)	495	(469)	(583)	(54)
Minority interests in earnings	(1,121)	(407)	(806)	(369)	(235)	184

Net income (loss)	3,325	4,681	6,995	808	38	(23)

Notes to the Consolidated Financial Statements—(Continued)

Banking			Asset Management			Consolidation Adjustments			Group
2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
—	—	—	—	—	—	—	—	—	56,789	55,978	55,133
6,523	8,089	13,336	62	78	119	(825)	(867)	(933)	21,053	22,592	28,210
84	27	2,071	—	10	(12)	(2,183)	(1,330)	(6,600)	777	3,030	4,398
584	751	1,430	20	16	35	(23)	49	(694)	4,816	10,002	9,355
1,502	1,486	1,081	11	30	(1)	(3)	(1)	(24)	2,813	243	1,507
3,085	2,956	2,925	3,110	2,892	2,918	(634)	(544)	(462)	6,823	6,060	6,102
293	521	432	67	33	126	(98)	(5)	(163)	2,556	3,750	2,971

12,071	13,830	21,275	3,270	3,059	3,185	(3,766)	(2,698)	(8,876)	95,627	101,655	107,676

—	—	—	—	—	—	6	19	156	(53,326)	(50,432)	(49,789)
(4,223)	(5,284)	(9,509)	(13)	(29)	(89)	485	841	945	(5,437)	(6,561)	(10,651)
(461)	(912)	(2,225)	(2)	(6)	(22)	(184)	(167)	227	(2,745)	(9,848)	(14,866)
(344)	(1,014)	(2,222)	—	—	(2)	—	—	—	(354)	(1,027)	(2,241)
(6,008)	(6,590)	(7,581)	(2,380)	(2,300)	(2,473)	551	458	336	(22,240)	(22,117)	(24,502)
(244)	(263)	(241)	(380)	(369)	(377)	—	—	—	(1,164)	(1,413)	(1,162)
(872)	(1,967)	(1,034)	(442)	(458)	(551)	537	126	292	(5,178)	(7,396)	(6,098)

(12,152)	(16,030)	(22,812)	(3,217)	(3,162)	(3,514)	1,395	1,277	1,956	(90,444)	(98,794)	(109,309)

(81)	(2,200)	(1,537)	53	(103)	(329)	(2,371)	(1,421)	(6,920)	5,183	2,861	(1,633)

286	1,025	154	(34)	16	92	(20)	37	120	(1,727)	(146)	807
(101)	(104)	25	(171)	(183)	(230)	505	104	157	(1,257)	(825)	(670)

104	(1,279)	(1,358)	(152)	(270)	(467)	(1,886)	(1,280)	(6,643)	2,199	1,890	(1,496)

Notes to the Consolidated Financial Statements—(Continued)

Business Segment Information—Insurance

as of and for the years ended December 31, 2004, 2003 and 2002

PROPERTY-CASUALTY	Premiums earned (net)			Loss ratio(1)
	2004	2003	2002	2004	2003	2002
	€ mn	€ mn	€ mn	%	%	%
1. Europe
Germany	10,712	10,478	10,265	64.5	71.4	74.2
Italy	4,840	4,645	4,490	68.1	70.9	74.8
France	4,484	4,453	4,066	73.5	79.8	84.5
Great Britain	2,012	1,827	1,875	63.6	67.1	68.1
Switzerland	1,659	1,599	1,611	72.9	71.0	70.3
Spain	1,454	1,337	1,171	72.2	75.9	77.0
2. America
NAFTA Region	3,932	4,037	4,689	64.7	70.0	94.6
South America	378	408	494	64.7	71.3	67.0
3. Asia-Pacific	1,243	1,171	1,134	72.8	71.7	78.5
4. Specialty Lines
Allianz Global Risks Rückversicherungs-AG	1,072	1,038	559	68.9	70.9	100.8
Credit Insurance	901	845	857	40.8	49.3	72.1
Travel Insurance and Assistance Services	863	784	740	59.8	60.6	62.0
Allianz Marine & Aviation	475	417	578	64.4	65.5	75.2
5. Other	4,168	4,238	3,929	76.9	73.2	77.7
6. Consolidation adjustments(4)	—	—	—

Total	38,193	37,277	36,458	67.7	71.5	78.2

LIFE/HEALTH	Premiums earned (net)
	2004	2003	2002
	€ mn	€ mn	€ mn
1. Europe
Germany Life	8,936	8,788	8,249
Germany Health	3,019	2,959	2,794
France	1,545	1,509	1,449
Italy	1,088	1,169	1,219
Switzerland	504	542	624
Spain	576	530	493
2. USA	428	598	924
3. Asia-Pacific	1,131	1,303	1,605
4. Other	1,369	1,303	1,318
5. Consolidation adjustments(4)	—	—	—

Total	18,596	18,701	18,675

(1)	The loss ratio represents net claims incurred as a percentage of net premiums earned.
(2)	The expense ratio represents net acquisition costs and administrative expenses as a percentage of net premiums earned.
(3)	Group’s own investments, which reflect the definition of investments as used by management for controlling purposes, are presented before consolidation adjustments representing the elimination of intra-Allianz Group investment holdings held by Allianz Group companies in different geographic regions. Real estate owned by the Allianz Group and used for its own activities is, however, not considered by management to be an investment and, therefore, does not mirror the real estate category under Note 39 to our Consolidated Financial Statements, which includes real estate owned by the Allianz Group and used for its own activities in the real estate category.

For further information on the composition of group’s own investments, see Note 39 to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements—(Continued)

Expense ratio(2)			Net income (loss)			Group’s own investments(3)
2004	2003	2002	2004	2003	2002	2004	2003
%	%	%	€ mn	€ mn	€ mn	€ mn	€ mn

25.1	25.7	28.3	1,923	4,217	8,752	101,971	106,223
22.4	22.9	22.7	513	318	510	12,772	14,134
24.9	24.4	26.4	839	83	121	23,219	22,123
29.8	29.0	30.0	208	186	233	4,411	3,431
19.7	25.3	23.8	88	22	25	4,433	4,089
18.7	19.6	20.6	105	57	36	2,165	1,854

28.0	28.2	32.9	492	(124)	(976)	16,729	18,184
33.3	32.6	34.8	23	3	24	499	506
23.7	23.8	24.8	88	47	(62)	2,902	2,740

28.8	27.9	41.7	52	77	(257)	2,324	1,227
28.2	32.7	34.2	100	60	33	2,634	2,669
31.8	31.3	32.5	6	2	4	574	509
29.2	21.8	21.1	81	64	17	1,223	1,378
25.0	24.0	24.2	289	394	348	27,820	27,924
			(1,482)	(725)	(1,813)	(60,306)	(63,946)

25.2	25.5	27.5	3,325	4,681	6,995	143,370	143,045

Statutory expense ratio(5)			Net income (loss)			Group’s own investments(3)
2004	2003	2002	2004	2003	2002	2004	2003
%	%	%	€ mn	€ mn	€ mn	€ mn	€ mn

10.4	6.8	9.4	156	(58)	49	119,299	112,144
9.3	10.4	10.6	49	(22)	36	14,839	13,310
17.3	16.5	17.9	121	96	(15)	54,325	43,954
4.4	3.5	5.0	148	108	151	41,145	19,049
9.8	8.6	12.3	31	(14)	(59)	7,860	7,736
5.8	6.3	6.7	22	16	13	5,067	4,327
5.2	4.6	4.8	259	145	(45)	19,514	16,774
13.2	10.8	13.5	(33)	(272)	(56)	5,332	4,288
19.5	20.0	26.0	62	47	(88)	11,711	11,069
			(7)	(8)	(9)	(631)	(619)

9.1	7.9	10.0	808	38	(23)	278,461	232,032

(4)	Represents elimination of intercompany transactions between Allianz Group companies in different geographic regions. In the life/health insurance segment, consolidation adjustments also include the elimination of intercompany transactions between Germany Life and Germany Health.
(5)	The statutory expense ratio represents net acquisition costs and administrative expenses as a percentage of net premiums earned (statutory).

Notes to the Consolidated Financial Statements—(Continued)

Business Segment Information—Banking

for the years ended December 31, 2004, 2003 and 2002

Banking operations (Current Reporting Structure)(1)

Years Ended 12/31	2004		2003
	Operating revenues(2)	Earnings after taxes and before goodwill amortization(3)	Operating revenues(2)	Earnings after taxes and before goodwill amortization(3)
	€ mn	€ mn	€ mn	€ mn
Personal Banking	1,861	3	1,870	(121)
Private & Business Banking	1,154	193	1,108	151
Corporate Banking	1,039	298	1,065	206
Dresdner Kleinwort Wasserstein	2,074	181	2,174	246
IRU	383	21	632	(871)
Corporate Other	(268)	(250)	(577)	(641)

Dresdner Bank	6,243	446	6,272	(1,030)
Other Banks(4)	220	3	459	118

Subtotal	6,463	449	6,731	(912)
Amortization of goodwill	—	(244)	—	(263)
Minority interests	—	(101)	—	(104)

Total	6,463	104	6,731	(1,279)

Banking operations (2003 Reporting Structure)(1)

Years Ended 12/31	2003		2002
	Operating revenues(2)	Earnings after taxes and before goodwill amortization(3)	Operating revenues(2)	Earnings after taxes and before goodwill amortization(3)
	€ mn	€ mn	€ mn	€ mn
Private and Business Clients	3,229	(173)	3,198	(304)
Corporates & Markets	3,727	(273)	3,877	(1,642)
Other	(225)	(466)	539	804

Subtotal	6,731	(912)	7,614	(1,142)
Amortization of goodwill	—	(263)	—	(241)
Minority interests	—	(104)	—	25

Total	6,731	(1,279)	7,614	(1,358)

(1)	The Current Reporting Structure reflects (a) the splitting of the former Private and Business Clients division into two new divisions, Personal Banking and Private & Business Banking, effective in 2004, (b) the reorganization of the banking divisions in 2003, including the splitting of the former Corporates & Markets division into two new divisions, Corporate Banking and Dresdner Kleinwort Wasserstein, as well as the formation of IRU, and (c) the reclassification of the banking operations, other than Dresdner Bank, that were included within the former Private and Business Clients division and the former Corporates & Markets division to the former Other division. Furthermore, for the purpose of presenting the results of operations of Dresdner Bank separately from others within the banking segment, the former Other division has been split into Corporate Other division and Other Banks. The 2003 Reporting Structure, however, does not reflect any of these reorganizations.
(2)	Consists of net interest income, net fee and commission income, and net trading income. Operating revenue is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks, but other banks may calculate operating income on a different basis and accordingly may not be comparable to operating income as used herein. With effect from January 1, 2004, current income(loss) from investments in associated enterprises and joint ventures is included within operating revenues. This change resulted in a decrease of €12 mn and an increase of €70 mn to operating revenues in 2003 and 2002, respectively. Furthermore, operating revenues excludes income from service activities, which resulted in a decrease of €22 mn to operating revenues in 2002.
(3)	Represents earnings after taxes before minority interests and excludes amortization of goodwill.
(4)	Consists of non-Dresdner Bank banking operations within our banking segment.

Notes to the Consolidated Financial Statements—(Continued)

Banking operations

	Operating revenues(1)			Earnings after taxes and before goodwill amortization(2)
	2004	2003	2002	2004	2003	2002
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Germany	4,258	3,401	4,619	694	(282)	1,858
Rest of Europe	1,695	2,397	1,700	(137)	26	(999)
NAFTA	359	385	854	149	(351)	(1,527)
Rest of world	151	548	441	90	197	(474)
Subtotal	6,463	6,731	7,614	796	(410)	(1,142)
Consolidation adjustments(3)	—	—	—	(347)	(502)	—

Total	6,463	6,731	7,614	449	(912)	(1,142)

(1)	Consists of net interest income, net fee and commission income, and net trading income. Operating revenue is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks, but other banks may calculate operating income on a different basis and accordingly may not be comparable to operating income as used herein. With effect from January 1, 2004, current income(loss) from investments in associated enterprises and joint ventures is included within operating revenues. This change resulted in a decrease of €12 mn and an increase of €70 mn to operating revenues in 2003 and 2002, respectively. Furthermore, operating revenues excludes income from service activities, which resulted in a decrease of €22 mn to operating revenues in 2002.
(2)	Represents earnings after taxes before minority interests and excludes amortization of goodwill.
(3)	Represents elimination of intercompany transactions between Allianz Group companies in different geographical regions.

Business Segment Information—Operating Profit for the years ended December 31, 2004 and 2003

The Allianz Group evaluates the results of its property-casualty, life/health insurance, banking and asset management segments using a financial performance measure referred to herein as “operating profit”. The Allianz Group defines segment operating profit as earnings from ordinary activities before taxation, excluding, as applicable for each respective segment, either all or some of the following items: net capital gains and impairments on investments, net trading income, intra-Allianz Group dividends and profit transfer, interest expense on external debt, restructuring charges, other non-operating income/(expense), acquisition-related expenses and amortization of goodwill.

While these excluded items are significant components in understanding and assessing the Allianz Group’s consolidated financial performance, the Allianz Group believes that the presentation of operating results enhances the understanding and comparability of the performance of its operating segments by highlighting net income attributable to ongoing segment operations and the underlying profitability of its businesses. For example, the Allianz Group believes that trends in the underlying profitability of its segments can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments on investment securities, as these are largely dependent on market cycles or issuer specific events over which the Allianz Group has little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at the Allianz Group’s discretion. Operating profit is not a substitute for earnings from ordinary activities before taxation or net income as determined in accordance with IFRS. The Allianz Group’s definition of operating profit may differ from similar measures used by other companies, and may change over time.

Notes to the Consolidated Financial Statements—(Continued)

The following table sets forth the total revenues, operating profit and IFRS net income for each of our business segments for the years 2004 and 2003, as well as IFRS consolidated net income of the Allianz Group.

	Property- Casualty	Life/ Health	Banking	Asset Management	Consolidation adjustments	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Year ended 12/31/2004
Total revenues(1)	43,780	45,177	6,463	2,308	(836)	96,892

Operating profit	3,979	1,418	603	856	—	6,856

Earnings from ordinary activities before taxes	5,936	1,646	(81)	53	(2,371)	5,183
Taxes	(1,490)	(469)	286	(34)	(20)	(1,727)
Minority interests in earnings	(1,121)	(369)	(101)	(171)	505	(1,257)

Net income (loss)	3,325	808	104	(152)	(1,886)	2,199

Year ended 12/31/2003
Total revenues(1)	43,420	42,319	6,731	2,238	(929)	93,779

Operating profit/(loss)	2,437	1,265	(369)	733	—	4,066

Earnings from ordinary activities before taxes	5,729	856	(2,200)	(103)	(1,421)	2,861
Taxes	(641)	(583)	1,025	16	37	(146)
Minority interests in earnings	(407)	(235)	(104)	(183)	104	(825)

Net income (loss)	4,681	38	(1,279)	(270)	(1,280)	1,890

(1)	Total revenues comprise property-casualty segment’s gross premiums written, life/health segment’s statutory premiums, banking segment’s operating revenues, as well as asset management segment’s operating revenues.

Notes to the Consolidated Financial Statements—(Continued)

Property-Casualty Insurance Segment

Years ended 12/31	2004	2003
	€ mn	€ mn
Gross premiums written	43,780	43,420
Premiums earned (net)(1)	38,193	37,277
Current income from investments (net)(2)	3,101	2,594
Insurance benefits (net)(3)	(26,661)	(27,319)
Net acquisition costs and administrative expenses(4)	(9,630)	(9,511)
Other operating income/(expenses) (net)	(1,024)	(604)

Operating profit	3,979	2,437

Net capital gains and impairments on investments(5)	1,287	5,320 (6)
Net trading income/(expense)(7)	(49)	(1,490)
Intra-group dividends and profit transfer	1,963	676
Interest expense on external debt	(863)	(831)
Amortization of goodwill	(381)	(383)

Earnings from ordinary activities before taxes	5,936	5,729
Taxes	(1,490)	(641)
Minority interests in earnings	(1,121)	(407)

Net income	3,325	4,681

Loss ratio(8) in %	67.7	71.5
Expense ratio(9) in %	25.2	25.5

Combined ratio in %	92.9	97.0

(1)	Net of earned premiums ceded to reinsurers of €5,298 mn (2003: €5,539 mn).
(2)	Net of investment management expenses of €352 mn (2003: €412 mn) and interest expenses of €482 mn (2003: €883 mn).
(3)	Comprises net claims incurred of €25,867 mn (2003: €26,659 mn), changes in other net underwriting provisions of €470 mn (2003: €326 mn) and net expenses for premium refunds of €324 mn (2003: €334 mn). Net expenses for premium refunds were adjusted for income of €268 mn (2003: expense of €396 mn) related to policyholders’ participation of net capital gains and impairments on investments as well as net trading income/(expense) that were excluded from the determination of operating profit.
(4)	Comprises net acquisition costs of €5,781 mn (2003: €5,509 mn) and administrative expenses of €3,849 mn (2003: €4,002 mn). Net acquisition costs and administrative expenses do not include expenses for the management of investments and, accordingly, do not reconcile to the acquisition costs and administrative expenses as presented in the Consolidated Financial Statements.
(5)	Comprises net realized gains on investments of €1,482 mn (2003: €6,449 mn) and net impairments on investments of €195 mn (2003: €1,129 mn). These amounts are net of policyholders’ participation.
(6)	Includes significant net realized gains from sales of certain shareholdings.
(7)	Net trading income/(expense) are net of policyholders’ participation.
(8)	Represents ratio of net claims incurred to net premiums earned.
(9)	Represents ratio of net acquisition costs and administrative expenses to net premiums earned.

Notes to the Consolidated Financial Statements—(Continued)

Life/Health Insurance Segment

Years ended 12/31	2004	2003
	€ mn	€ mn
Statutory premiums(1)	45,177	42,319
Gross premiums written	20,716	20,689

Premiums earned (net)(2)	18,596	18,701
Current income from investments (net)(3)	10,852	10,744
Insurance benefits (net)(4)	(25,079)	(24,189)
Net acquisition costs and administrative expenses(5)	(3,905)	(3,192)
Net trading income	1,350	218
Other operating income/(expenses) (net)	(396)	(1,017)

Operating profit	1,418	1,265

Net capital gains and impairments on investments(6)	224	(114	)(7)
Intra-group dividends and profit transfer	163	103
Amortization of goodwill	(159)	(398)

Earnings from ordinary activities before taxes	1,646	856
Taxes	(469)	(583)
Minority interests in earnings	(369)	(235)

Net income	808	38

Statutory expense ratio(8) in %	9.1	7.9

(1)	Under the Allianz Group’s accounting policies for life insurance contracts, for which we have adopted U.S. GAAP accounting standards, gross written premiums include only the cost- and risk-related components of premiums generated from unit-linked and other investment-oriented products, but do not include the full amount of statutory premiums written on these products. Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
(2)	Net of earned premiums ceded to reinsurers of €2,048 mn (2003: €1,953 mn).
(3)	Net of investment management expenses of €450 mn (2003: €493 mn) and interest expenses of €33 mn (2003: €23 mn).
(4)	Net insurance benefits were adjusted for an income of €1,324 mn (2003: expense of €661 mn) relating to the policyholders’ participation of net capital gains and impairments on investments that were excluded from the determination of operating profit.
(5)	Comprises net acquisition costs of €2,635 mn (2003: €1,885 mn) and administrative expenses of €1,270 mn (2003: €1,307 mn). Net acquisition costs and administrative expenses do not include expenses for the management of investments and, accordingly, do not reconcile to the acquisition costs and administrative expenses as presented in the Consolidated Financial Statements.
(6)	Comprises net realized gains on investments of €253 mn (2003: €169 mn), and net impairments on investments of €29 mn (2003: €283 mn). These amounts are net of policyholders’ participation.
(7)	Includes realized gains of €743 mn from sales of Credit Lyonnais shares in 2003.
(8)	Represents ratio of net acquisition costs and administrative expenses to net premiums earned (statutory).

Notes to the Consolidated Financial Statements—(Continued)

Banking Segment

Years Ended 12/31	2004		2003
	Banking Segment	Dresdner Bank	Banking Segment		Dresdner Bank
	€ mn	€ mn	€ mn		€ mn
Net interest income	2,368	2,275	2,793		2,391
Net fee and commission income	2,593	2,460	2,452		2,387
Net trading income	1,502	1,508	1,486		1,494

Operating revenues	6,463	6,243	6,731		6,272
Administrative expenses	(5,516)	(5,307)	(6,086)		(5,739)
Net loan loss provisions	(344)	(337)	(1,014)		(1,015)

Operating profit (loss)	603	599	(369)		(482)
Net capital gains and impairments on investments	140 (1)	134	(123	)(1)	(170)
Restructuring charges	(292)	(290)	(892)		(840)
Other non-operating income/(expenses) (net)	(288)	(278)	(553)		(613)
Amortization of goodwill	(244)	(244)	(263)		(270)

Earnings from ordinary activities before taxes	(81)	(79)	(2,200)		(2,375)
Taxes	286	281	1,025		1,075
Minority interests in earnings	(101)	(60)	(104)		(5)

Net income (loss)	104	142	(1,279)		(1,305)

Cost-income ratio(2) in %	85.3	85.0	90.4		91.5

(1)	Comprises primarily net realized gains on investments of €472 mn (2003: €240 mn), and net impairments on investments of €356 mn (2003: €437 mn).
(2)	Represents ratio of administrative expenses to operating revenues.

After the divestment of our French mortgage banking subsidiary, Entenial, in January 2004, the Allianz Group’s banking segment’s results of operations are almost exclusively represented by Dresdner Bank, accounting for 96.6% of the total banking segment’s operating revenues in 2004.

Asset Management Segment

Years Ended 12/31	2004		2003
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn
Operating revenues	2,308	2,301	2,238	2,238
Operating expenses	(1,452)	(1,450)	(1,505)	(1,505)

Operating profit	856	851	733	733
Acquisition-related expenses(1)	(423)	(423)	(467)	(467)
Amortization of goodwill	(380)	(380)	(369)	(369)

Earnings from ordinary activities before taxes	53	48	(103)	(103)
Taxes	(34)	(34)	16	16
Minority interests in earnings	(171)	(171)	(183)	(183)

Net income (loss)	(152)	(157)	(270)	(270)

Cost-income ratio(2) in %	62.9	63.0	67.2	67.2

(1)	Comprises amortization charges of €125 mn (2003: €137 mn) relating to capitalized loyalty bonuses for PIMCO management, and charges of €125 mn (2003: €159 mn) relating to retention payments for the management and employees of PIMCO and Nicholas Applegate, as well as charges of €173 mn (2003: €171 mn) in connection with the deferred purchases of interests in PIMCO.
(2)	Represents ratio of operating expenses to operating revenues.

The Allianz Group’s asset management segment’s results of operations are almost exclusively represented by Allianz Global Investors, which accounted for 99.7% of the Allianz Group’s total asset management segment’s operating revenues in 2004.

Notes to the Consolidated Financial Statements—(Continued)

Supplementary Information on Allianz Group Assets

6    Intangible assets

	12/31/2004	12/31/2003
	€ mn	€ mn
Goodwill	11,677	12,370
PVFP	1,522	1,658
Software	972	1,064
Brand names	740	782
Loyalty bonuses	33	158
Other	203	230

Total	15,147	16,262

Amortization expense of intangible assets is estimated to be €479 mn in 2005, €430 mn in 2006, €411 mn in 2007, €389 mn in 2008 and €371 mn in 2009.

Goodwill

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Gross amount capitalized as of 12/31 previous year	17,259	17,262	14,963
Accumulated amortization as of 12/31 previous year	(4,889)	(3,476)	(2,314)

Value stated as of 12/31 previous year	12,370	13,786	12,649
Translation differences	(270)	(560)	(532)

Value stated as of 1/1	12,100	13,226	12,117
Reclassification	—	—	(228)
Additions	803	782	3,059
Disposals	(62)	(225)	—
Impairment	—	(224)	—
Amortization	(1,164)	(1,189)	(1,162)

Value stated as of 12/31	11,677	12,370	13,786
Accumulated amortization as of 12/31	6,030	4,889	3,476

Gross amount capitalized as of 12/31	17,707	17,259	17,262

The impairment charge of €224 mn in 2003 concerns Allianz Life Insurance Company Ltd., Seoul. In the course of the annual goodwill impairment review the amount of the impairment was determined on the basis of an evaluation of future cash flows from the existing contract portfolio and new business. This amount reflects the effects of persistently lower interest rates in the capital markets and the overall unsatisfactory earnings performance of the company.

The reclassification in 2002 represents the goodwill in associated companies, which beginning in 2002, is recognized as part of the investments in associated enterprises and joint ventures within the Allianz Group’s consolidated balance sheet.

This reclassification is comprised of:

•	€181 mn related to Münchener Rückversicherungs-AG, Munich, and

•	€47 mn related to AV Packaging GmbH and Schmalbach-Lubeca AG, Munich.

PVFP

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Gross amount capitalized as of 12/31 previous year	2,699	2,619	1,999
Accumulated amortization as of 12/31 previous year	(1,041)	(851)	(625)

Value stated as of 12/31 previous year	1,658	1,768	1,374
Translation differences	(5)	(33)	(25)

Value stated as of 1/1	1,653	1,735	1,349
Additions	47	—	608
Changes in the group of consolidated companies	(4)	(5)	(48)
Change in assumptions	—	118	—
Amortization	(174)	(190)	(141)

Value stated as of 12/31	1,522	1,658	1,768
Accumulated amortization as of 12/31	1,215	1,041	851

Gross amount capitalized as of 12/31	2,737	2,699	2,619

Notes to the Consolidated Financial Statements—(Continued)

The additions in 2002 include primarily €525 mn related to an increase in ownership interest from 40.5% to 91.0% in Allianz Lebensversicherungs- AG, Stuttgart.

The amount of interest accrued on unamortized PVFP in 2004 was €94 mn (2003: €102 mn; 2002: €78 mn).

The percentage of PVFP as of December 31, 2004 that is expected to be amortized in 2005 is 13.97% (12.89 % in 2006, 11.61 % in 2007, 10.17 % in 2008 and 9.04 % in 2009).

Software

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Gross amount capitalized as of 12/31 previous year	3,083	2,692	2,439
Accumulated amortization as of 12/31 previous year	(2,019)	(1,411)	(1,003)

Value stated as of 12/31 previous year	1,064	1,281	1,436
Translation differences	(6)	(20)	(19)

Value stated as of 1/1	1,058	1,261	1,417
Additions	757	713	497
Changes in the group of consolidated companies	(70)	(69)	(68)
Disposals	(232)	(233)	(157)
Amortization	(541)	(608)	(408)

Value stated as of 12/31	972	1,064	1,281
Accumulated amortization as of 12/31	2,560	2,019	1,411

Gross amount capitalized as of 12/31	3,532	3,083	2,692

The Allianz Group’s consolidated balance sheet value of software amounting to €972 mn at December 31, 2004 (2003: €1,064 mn) includes €608 mn (2003: €598 mn) for software developed in-house and €364 mn (2003: €466 mn) for software purchased from third parties.

Brand names and loyalty bonuses

During the year ended December 31, 2002, assets of €224 mn (2001: €659 mn) were recognized for the value of the brand names “Dresdner Bank” and “dit” (Deutscher Investment-Trust) in connection with the acquisition of Dresdner Bank AG. The accumulated amortization of the brand names amounted to €143 mn at December 31, 2004 (2003: €101 mn).

The accumulated amortization of the capitalized loyalty bonuses for senior management of the PIMCO Group amounted to €680 mn at December 31, 2004 (2003: €555 mn).

7    Investments in associated enterprises and joint ventures

	12/31/2004	12/31/2003
	€ mn	€ mn
Total stated value	5,832	6,442

Total market value	6,372	7,135

The market value is primarily based on stock exchange quotations and internal valuations.

The amount of investments in associated enterprises and joint ventures that relates to banks was €2,385 mn (2003: €2,686 mn).

Loans to associated enterprises and joint ventures and fixed income securities available-for-sale issued by associated enterprises and joint ventures held by the Allianz Group amounted to €19,011 mn as of December 31, 2004.

As of December 31, 2004, EUROHYPO AG was the only equity method investment considered to be significant to the Allianz Group on an individual basis. EUROHYPO AG comprises approximately one-third of the investments in associated enterprises. Therefore, separate income statement and balance sheet data are shown for EUROHYPO AG. EUROHYPO AG’s IFRS consolidated income statement and consolidated balance sheet for the years ended as of December 31 are presented below.

Notes to the Consolidated Financial Statements—(Continued)

EUROHYPO AG:

Income statement:

	2004	2003
	€(mn)	€(mn)
Net interest income	1,300	1,289
Loan loss provisions	262	210
Net fee and commission income	79	34
Net trading income	(15)	(161)
Net income from investments	52	63
Administrative expenses	490	508
Other non-operating income (net)	(33)	(67)

Operating result	631	440

Amortization of goodwill	7	0
Restructuring charges	13	122
Taxes	180	76

Net income	431	242

Balance sheet:

	2004	2003
	€(mn)	€(mn)
Loans and advances to banks	24,161	20,507
Loans and advances to customers	156,738	168,185
Financial investments	42,899	42,800
Cash and cash equivalents	67	107
Other assets	3,063	2,983

Total assets	226,928	234,582

Liabilities to banks	36,154	29,469
Liabilities to customers	38,221	40,005
Certificated liabilities	127,971	143,053
Other liabilities	18,837	16,694
Equity	5,745	5,361

Total liabilities and equity	226,928	234,582

8    Investments

	12/31/2004	12/31/2003
	€ mn	€ mn
Securities held-to-maturity	5,179	4,683
Securities available-for-sale	302,144	277,871
Real estate used by third parties	10,628	10,501
Funds held by others under reinsurance contracts assumed	1,601	2,012

Total	319,552	295,067

Notes to the Consolidated Financial Statements—(Continued)

Securities held-to-maturity

The following tables present amortized cost, fair value and unrealized gains and losses for securities held-to-maturity:

	As of December 31, 2004
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	€(mn)	€(mn)	€(mn)	€(mn)
Government and government agency bonds:
Switzerland	747	18	—	765
Italy	407	10	—	417
Austria	367	9	—	376
Germany	157	3	—	160
All other countries	508	9	(1)	516

	2,186	49	(1)	2,234
Corporate bonds	2,951	143	—	3,094
Other	42	17	—	59

Total	5,179	209	(1)	5,387

	As of December 31, 2003
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	€(mn)	€(mn)	€(mn)	€(mn)
Government and government agency bonds:
Austria	404	1	—	405
Italy	403	21	(2)	422
Germany	230	11	—	241
France	101	10	—	111
All other countries	609	34	(3)	640

	1,747	77	(5)	1,819
Corporate bonds	2,597	73	(1)	2,669
Other	339	6	(1)	344

Total	4,683	156	(7)	4,832

During 2003, €1,823 mn of held-to-maturity securities were reclassified as loans and advances to customers. In addition, held-to-maturity securities with a carrying amount of €11 mn were transferred to the trading securities category, resulting in an insignificant net realized gain. The decision to transfer the held-to-maturity securities to trading was taken in accordance with asset-liability management requirements.

Notes to the Consolidated Financial Statements—(Continued)

Securities available-for-sale

The following tables present amortized cost, fair value and unrealized gains and losses for securities available-for-sale:

	As of December 31, 2004
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	€(mn)	€(mn)	€(mn)	€(mn)
Fixed Maturities:
Government and agency mortgage-backed securities (residential and commercial)	9,376	38	(58)	9,356
Corporate mortgage-backed securities (residential and commercial)	909	42	(1)	950
Other asset-backed securities	4,060	84	(4)	4,140
Government and government agency bonds:
Germany	51,195	3,272	(17)	54,450
Italy	23,410	1,160	(7)	24,563
France	14,057	1,219	(2)	15,274
Spain	7,371	646	(1)	8,016
United States	4,795	127	(128)	4,794
Belgium	4,362	249	(19)	4,592
Austria	3,509	190	(3)	3,696
Netherlands	3,243	173	(2)	3,414
Greece	3,039	181	(1)	3,219
Switzerland	2,315	89	(1)	2,403
All other countries	17,022	734	(32)	17,724

	134,318	8,040	(213)	142,145
Corporate bonds	90,992	5,137	(117)	96,012

Total fixed maturities	239,655	13,341	(393)	252,603
Equity securities	38,313	8,844	(1,206)	45,951
Other	3,509	90	(9)	3,590

Total	281,477	22,275	(1,608)	302,144

Notes to the Consolidated Financial Statements—(Continued)

Government and Government Agency bonds includes investments in Government Agency bonds with an aggregate market value of €4,995 mn (at amortized cost of €4,753 mn).

	As of December 31, 2003
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	€(mn)	€(mn)	€(mn)	€(mn)
Fixed Maturities:
Government and agency mortgage-backed securities (residential and commercial)	6,526	32	(96)	6,462
Corporate mortgage-backed securities (residential and commercial)	530	23	(1)	552
Other asset-backed securities	929	30	(3)	956
Government and government agency bonds:
Germany	55,362	2,276	(211)	57,427
Italy	20,778	631	(42)	21,367
France	10,569	532	(46)	11,055
Spain	6,264	403	(18)	6,649
Belgium	4,062	136	(17)	4,181
Austria	3,610	95	(16)	3,689
Greece	2,845	84	(12)	2,917
All other countries	21,470	555	(168)	21,857

	124,960	4,712	(530)	129,142
Corporate bonds	84,779	3,669	(297)	88,151

Total fixed maturities	217,724	8,466	(927)	225,263
Equity securities	43,021	6,363	(1,114)	48,270
Other	4,280	69	(11)	4,338

Total	265,025	14,898	(2,052)	277,871

Notes to the Consolidated Financial Statements—(Continued)

The following tables present proceeds from sales, gross realized gains, and gross realized losses of securities available-for-sale:

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Proceeds from Sales
Government bonds	60,669	62,137	50,063
Corporate bonds	32,295	29,986	22,451
Equity securities	18,357	34,809	39,371
Other	9,489	7,751	3,289

Total	120,810	134,683	115,174

Gross Realized Gains
Government bonds	478	980	1,040
Corporate bonds	617	829	768
Equity securities	2,498	5,533	6,124
Other	19	20	40

Total	3,612	7,362	7,972

Gross Realized Losses
Government bonds	222	259	354
Corporate bonds	200	271	487
Equity securities	899	4,478	7,210
Other	11	10	12

Total	1,332	5,018	8,063

The following table sets forth gross unrealized losses on securities available-for-sale and securities held-to-maturity and the related fair value, segregated by investment category and length of time such investments have been in a continuous unrealized loss position as of December 31, 2004. For a general discussion of the Allianz Group’s impairment policy see Note 2.

	Less than 12 months		Greater than 12 months		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	€(mn)	€(mn)	€(mn)	€(mn)	€(mn)	€(mn)
Government and agency mortgage-backed securities (residential and commercial)	6,029	(57)	11	(1)	6,040	(58)
Corporate mortgage-backed securities (residential and commercial)	100	(1)	9	—	109	(1)
Other asset-backed securities	499	(4)	35	—	534	(4)
Government and government agency bonds	7,273	(182)	1,302	(32)	8,575	(214)
Corporate bonds	6,822	(72)	868	(45)	7,690	(117)

Total fixed maturities	20,723	(316)	2,225	(78)	22,948	(394)
Equity securities	8,758	(1,047)	681	(159)	9,439	(1,206)
Other	245	(8)	46	(1)	291	(9)

Total	29,726	(1,371)	2,952	(238)	32,678	(1,609)

Notes to the Consolidated Financial Statements—(Continued)

Government and agency mortgage-backed securities (residential and commercial): Total unrealized losses amounted to €58 mn at December 31, 2004. The unrealized loss positions concern mostly issues of US government agencies, which are primarily held by Allianz Group’s North American entities. These pay-through/pass-through securities are serviced by cash flows from pools of underlying loans to mostly private debtors. The unrealized losses of these mortgage-backed securities were partly caused by interest rate increases between purchase date of the individual securities and the balance sheet date. Also in various instances, price decreases were caused by increased prepayment risk for individual loan pools that were originated in a significantly higher interest rate environment. Because the decline in fair value is attributable to changes in interest rates and, to a lesser extent, instances of insignificant deterioration of credit quality and Allianz Group has the positive ability and intent to hold these investments until a fair value recovery, the Allianz Group does not consider these investments to be other-than-temporarily impaired at December 31, 2004.

Government and government agency bonds: Total unrealized losses amounted to €214 mn at December 31, 2004. The Allianz Group holds a large variety of government bonds, mostly of OECD countries (Organization of Economic Cooperation and Development). Given the fact that the issuers of these bonds are backed by the fiscal capacity of the issuers and the issuers typically hold an “investment grade” country- and/or issue-rating, credit risk is not a significant factor. Hence, the unrealized losses on Allianz Group’s investment in government bonds were mainly caused by interest rate increases between the purchase date of the individual securities compared to balance sheet date. Because the decline in fair value is attributable to changes in interest rates and, to a lesser extent, to instances of insignificant deterioration of credit quality and Allianz Group has the positive ability and intent to hold these investments until a fair value recovery, the Allianz Group does not consider these investments to be other-than-temporarily impaired at December 31, 2004.

Corporate bonds: Total unrealized losses amounted to €117 mn at December 31, 2004. The Allianz Group holds a large variety of bonds issued by corporations mostly domiciled in OECD countries. For the vast majority of the Allianz Group’s corporate bonds, issuers and/or issues are of “investment grade”. Therefore, the unrealized losses on Allianz Group’s investment in corporate debt securities were primarily caused by interest rate increases between the purchase date of the individual securities compared to balance sheet date. As the decline in fair value is primarily attributable to changes in interest rates and because Allianz Group has the positive ability and intent to hold these investments until a fair value recovery, the Allianz Group does not consider these investments to be other-than-temporarily impaired at December 31, 2004.

Equity securities: As of December 31, 2004, unrealized losses from equity securities amounted to €1,206 mn. These unrealized losses concern equity securities that did not meet the criteria of Allianz Group’s impairment policy for equity securities as described in Note 2. The unrealized loss position for equities in the “greater than 12 months” category primarily results from foreign currency translation adjustments related to equity securities denominated in U.S. dollars held by the Allianz Group subsidiaries whose functional currency is the Euro.

Notes to the Consolidated Financial Statements—(Continued)

Contractual maturities

The amortized cost and estimated fair value of securities available-for-sale and securities held-to-maturity with fixed maturities as of December 31, 2004, by contractual maturity, are as follows:

	Available-for-sale		Held-to-maturity
	Amortized cost	Fair values	Amortized cost	Fair values
	€ mn	€ mn	€ mn	€ mn
Contractual term to maturity:
Due in 1 year or less	26,314	26,992	523	528
Due after 1 year and in less than 5 years	99,286	103,943	1,446	1,530
Due after 5 years and in less than 10 years	76,595	81,313	1,903	1,991
Due after 10 years	40,969	43,945	1,307	1,338

Total	243,164	256,193	5,179	5,387

Actual maturities may deviate from the contractually defined maturities, because certain security issuers have the right to call or repay certain obligations ahead of schedule, with or without redemption or early repayment penalties. Investments that are not due at a single maturity date are, in general, not allocated over various maturity buckets, but are shown within their final contractual maturity dates.

Securities lending and borrowing and repurchase and reverse repurchase agreements

Certain entities within the Allianz Group participate in securities lending arrangements whereby specific securities are loaned to other institutions for short periods of time. The Allianz Group had €28,147 mn of loaned securities outstanding as of December 31, 2004 (2003: €34,941 mn). The fair value of collateral accepted that can be sold or repledged amounted to €40,474 mn at December 31, 2004 (2003: €43,503 mn), of which €14,275 mn was sold or repledged as of December 31, 2004. The Allianz Group has a variety of collateral policies in place. Collateral requirements vary depending on the type of facility and whether or not any existing contracts are in place with clients. The minimum level varies by collateral type, more risky collateral types demanding a higher degree of collateralization.

The Allianz Group has entered into reverse repurchase agreement transactions with related collateral fair value of €176,249 mn and €166,006 mn as of December 31, 2004 and 2003, respectively, which consists primarily of government and corporate debt securities. In addition, the fair value of collateral that has been sold or repledged on reverse repurchase agreements transactions was €131,838 mn and €56,947 mn as of December 31, 2004 and 2003, respectively.

Liabilities to banks and liabilities to customers also includes outstanding repurchase agreements. Securities owned and pledged as collateral under repurchase agreements had a carrying value of €117,468 mn and €47,118 mn as of December 31, 2004 and 2003, respectively, and primarily consisted of government and corporate debt securities.

Equity investments carried at cost

For equity investments with carrying values totaling €167 mn as of December 31, 2004, fair values could not be reliably measured. These investments mostly concern investments in privately held corporations and partnerships. During 2004 such investments with carrying values of €20 mn were sold leading to gains of €2 mn and losses of €6 mn.

Notes to the Consolidated Financial Statements—(Continued)

Real estate used by third-parties

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Gross capitalized values as of 12/31 previous year	13,672	13,621	14,545
Accumulated amortization as of 12/31 previous year	(3,171)	(2,874)	(2,541)

Value stated as of 12/31 previous year	10,501	10,747	12,004
Translation differences	(5)	(184)	(80)
Reclassifications	—	345	—

Value stated as of 1/1	10,496	10,908	11,924
Additions	1,669	712	1,117
Changes in the Group of consolidated companies	83	(228)	(712)
Disposals	(709)	(594)	(1,249)
Depreciation and impairments	(911)	(297)	(333)

Value stated as of 12/31	10,628	10,501	10,747
Accumulated amortization as of 12/31	4,082	3,171	2,874

Gross capitalized values as of 12/31	14,710	13,672	13,621

The fair value of real estate used by third parties as of December 31, 2004 was €14,181 mn (2003: €13,804 mn). Depreciation expense on real estate includes impairments of €653 mn for the year ended December 31, 2004 (2003: €30 mn; 2002: €104 mn). Real estate pledged as security, and other restrictions on title, amounted to €61 mn as of December 31, 2004 (2003: €60 mn). Commitments outstanding at December 31, 2004 to purchase real estate amounted to €52 mn (2003: €51 mn).

Notes to the Consolidated Financial Statements—(Continued)

9    Loans and advances to banks and customers

Loans and advances to banks, net of the loan loss allowance, are comprised of the following as of December 31:

	2004			2003
	Germany	Other countries	Total	Germany	Other countries	Total
	€(mn)	€(mn)	€(mn)	€(mn)	€(mn)	€(mn)
Loans	208	5,211	5,419	276	4,163	4,439
Reverse repurchase agreements and collateral paid for securities borrowing transactions	18,520	84,886	103,406	16,507	74,694	91,201
Short-term investments and certificates of deposit	2,330	6,151	8,481	5,768	4,918	10,686
Other	2,791	6,752	9,543	1,987	9,498	11,485

Loans and advances to customers	23,849	103,000	126,849	24,538	93,273	117,811
Less loan loss allowance	(2)	(229)	(231)	(1)	(299)	(300)

Loans and advances to banks after loan loss allowance	23,847	102,771	126,618	24,537	92,974	117,511

Receivables due within one year totaled €123,022 mn (2003: €115,455 mn), and those due after more than one year totaled €3,827 mn (2003: €2,356 mn).

Loans and advances to customers, net of the loan loss allowance, are comprised of the following as of December 31:

	2004			2003
	Germany	Other countries	Total	Germany	Other countries	Total
	€(mn)	€(mn)	€(mn)	€(mn)	€(mn)	€(mn)
Corporate customers	34,279	95,816	130,095	41,979	94,381	136,360
Public authorities	371	2,898	3,269	604	2,666	3,270
Private customers	52,203	6,505	58,708	61,660	7,394	69,054

Loans and advances to customers	86,853	105,219	192,072	104,243	104,441	208,684
Less loan loss allowance	(3,365)	(539)	(3,904)	(4,264)	(1,161)	(5,425)

Loans and advances to customers after loan loss allowance	83,488	104,680	188,168	99,979	103,280	203,259

Loans and advances to customers by type of loan

	12/31/2004	12/31/2003
	€ mn	€ mn
Loans	112,320	120,717
Reverse repurchase agreements and collateral paid for securities borrowing transactions	70,459	63,296
Other	9,293	24,671

Loans and advances to customers	192,072	208,684

Notes to the Consolidated Financial Statements—(Continued)

The table shown below provides a breakdown of loans and advances to customers, by economic sector as of December 31:

	2004	2003
	€(mn)	€(mn)
Germany:
Manufacturing industry	6,459	8,539
Construction	812	1,135
Wholesale and retail trade	3,979	4,482
Financial institutions (excluding banks) and insurance companies	8,849	10,338
Service providers	12,060	13,839
Other	2,120	3,646

Corporate customers	34,279	41,979
Public authorities	371	604
Private customers	52,203	61,660

Subtotal	86,853	104,243

Other countries:
Industry, wholesale and retail trade and service providers	11,419	14,515
Financial institutions (excluding banks) and insurance companies	78,001	76,852
Other	6,396	3,014

Corporate customers	95,816	94,381
Public authorities	2,898	2,666
Private customers	6,505	7,394

Subtotal	105,219	104,441

Loans and advances to customers	192,072	208,684

Loans and advances due within one year totaled €97,666 mn (2003: €131,471 mn), and those due after more than one year totaled €94,406 mn (2003: €77,213 mn).

Unearned income related to discounts deducted from loan balances as of December 31, 2004 was €103 mn (2003: €340 mn).

Loans and advances to customers include amounts receivable under finance leases at their net investment value totaling €1,247 mn (2003: €933 mn). The corresponding gross investment value of these leases amounts to €1,517 mn (2003: €1,030 mn), and the associated unrealized finance income is €270 mn (2003: €97 mn). The residual values of the entire leasing portfolio were fully insured as of December 31, 2004 and 2003. Lease payments received during 2004 were recognized as income in the amount of €42 mn (2003: €80 mn; 2002: €141 mn). An allowance for uncollectable lease payments was not recorded at December 31, 2004 (2003: €42 mn). The total amounts receivable under leasing arrangements include €371mn (2003: €114 mn) due within one year, €388 mn (2003: €450 mn) due within one to five years, and €758 mn (2003: €466 mn) due after more than five years, as of December 31, 2004.

The Dresdner Bank Group, in order to seek a Tier-1 capital release, conducted a synthetic securitization to place credit risk from a designated loan portfolio on the open market. As of December 31, 2004, credit risks in the amount of €1,000 mn had been transferred to third-parties using a special purpose vehicle, which is not consolidated within the Allianz Group’s consolidated financial statements.

Loan loss allowance

The overall volume of risk provisions includes loan loss allowances deducted from loans and advances to banks and customers in the amount of €4,135 mn (2003: €5,725 mn; 2003: €6,967 mn) and provisions for contingent liabilities, such as guarantees, loan commitments and other obligations included in other accrued liabilities in the amount of €371 mn (2003: €549 mn; 2002: €633 mn).

Notes to the Consolidated Financial Statements—(Continued)

Changes in the loan loss allowance

	Counterparty risks			Country risks			General			Total
Years ended 12/31	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
As of 1/1	5,304	6,415	7,200	270	367	428	700	818	933	6,274	7,600	8,561
Changes in the Allianz Group of consolidated companies	(251)	(60)	(928)	—	—	—	(62)	(3)	(63)	(313)	(63)	(991)
Additions charged to the income statement	1,313	2,154	2,927	117	42	111	9	4	90	1,439	2,200	3,128
Charge-offs	(1,900)	(2,034)	(1,893)	—	(7)	—	—	—	—	(1,900)	(2,041)	(1,893)
Amounts released	(756)	(858)	(575)	(119)	(95)	(208)	(98)	(150)	(34)	(973)	(1,103)	(817)
Other additions/reductions	6	(67)	(97)	1	4	54	13	34	(102)	20	(29)	(145)
Changes due to currency translation	(31)	(246)	(219)	(8)	(41)	(18)	(2)	(3)	(6)	(41)	(290)	(243)

As of 12/31	3,685	5,304	6,415	261	270	367	560	700	818	4,506	6,274	7,600

The effects of the deconsolidation of Deutsche Hyp in 2002 are shown in the line “Changes in the Allianz Group of consolidated companies”.

At December 31, 2004 the Allianz Group had €6,732 mn (2003: €9,498 mn) of impaired loans of which €6,048 mn (2003: €8,722 mn) had a related valuation allowance. For the year ended December 31, 2004, the average balance in impaired loans was €8,479 mn (2003: €11,780 mn) and the interest income recognized on impaired loans was €104 mn (2003: €117 mn; 2002: €131 mn).

The loan portfolio contains non-accrual loans of €5,605 mn (2003: €8,374 mn). The total amount of loans with provisions against the principal include €2,092 mn (2003: €3,068 mn) of loans on which the Allianz Group continues accruing interest with a specific allowance against the total interest accrued. The interest income not recognized from loans on non-accrual status amounted to €244 mn (2003: €367 mn; 2002: €470 mn). The amount of interest collected and recorded on non-accrual loans in 2004 was approximately €49 mn (2003: €49 mn; 2002: €66 mn).

Restructured loans totaled €71 mn as of December 31, 2004 (2003: €207 mn).

At December 31, 2004, the Allianz Group had €48 mn (2003: €129 mn) of commitments to lend additional funds to borrowers whose loans are non-performing or whose terms have been previously restructured.

10    Trading assets

	12/31/2004	12/31/2003
	€ mn	€ mn
Equities	41,383	15,553
Fixed-income securities	158,012	111,529
Derivative financial instruments	20,606	18,947
Other trading assets	—	125

Total	220,001	146,154

Equities and fixed-income securities held in trading assets are primarily marketable and listed securities. The fixed-income securities include €88,291 mn (2003: €67,300 mn) from public-sector issuers and €69,721 mn (2003: €44,229 mn) from other issuers.

The portion of trading gains and losses from trading securities held at December 31, 2004, amounted to €2,285 mn (2003: €2,213 mn) and to €2,555 mn (2003: €1,794 mn), respectively.

Trading assets includes €26,238 mn of assets related to unit linked contracts that do not meet the criteria for classification as separate account assets.

Notes to the Consolidated Financial Statements—(Continued)

11    Cash and cash equivalents

	12/31/2004	12/31/2003
	€ mn	€ mn
Balances with banks payable on demand	12,621	19,021
Balances with central banks	1,384	4,053
Checks and cash on hand	963	1,520
Treasury bills, discounted treasury notes and similar treasury securities	465	799
Bills of exchange	195	135

Total	15,628	25,528

Compulsory deposits on accounts with national central banks under restrictions due to required reserves from the European Central Bank totaled €264 mn (2003: €3,357 mn), including balances held with the Deutsche Bundesbank of €221 mn (2003: €3,321 mn), for the credit institutions of the Allianz Group as of December 31, 2004.

12    Amounts ceded to reinsurers from insurance reserves

	12/31/2004	12/31/2003
	€ mn	€ mn
Unearned premiums	1,238	1,242
Aggregate policy reserves	10,276	10,923
Reserves for loss and loss adjustment expenses	10,684	12,765
Other insurance reserves	112	131

Total	22,310	25,061

The Allianz Group reinsures a portion of the risks it underwrites in an effort to control its exposure to losses, and protect capital resources. The majority of the business ceded by the Allianz Group is placed on a quota-share basis. For its property-casualty business, the Allianz Group retained €50 mn in 2004, €50 mn in 2003 and €38 mn in 2002. The limits for catastrophe events were €125 mn in 2004, €75 mn for 2003 and €50 mn in 2002. For life business, the Allianz Group retains up to €4 mn on a per risk basis and up to €5 mn per event.

Reinsurance involves credit risk and is subject to aggregate loss limits. Reinsurance does not legally discharge the Allianz Group from primary liability under the reinsured policies. Although the reinsurer is liable to the Allianz Group to the extent of the reinsurance ceded, the Allianz Group remains primarily liable as the direct insurer on all risks it underwrites, including the portion that is reinsured. The Allianz Group monitors the financial condition of its reinsurers on an ongoing basis and reviews its reinsurance arrangements periodically in order to evaluate the reinsurer’s ability to fulfill its obligations to the Allianz Group under existing and planned reinsurance contracts. The Allianz Group’s evaluation criteria, which includes the claims-paying and debt ratings, capital and surplus levels, and marketplace reputation of its reinsurers, are such that the Allianz Group believes any risks of collectibility to which it is exposed are not significant, and historically the Allianz Group companies have not experienced difficulty in collecting from their reinsurers. Additionally, and as appropriate, the Allianz Group may also require letters of credit, deposits, or other financial measures to further minimize its exposure to credit risk. In certain cases, however, the Allianz Group does establish an allowance for doubtful amounts related to reinsurance as appropriate, although this amount was not significant as of December 31, 2004 and 2003.

Concentrations the Allianz Group has with individual reinsurers include Munich Re, Swiss Reinsurance Company, GE Global Insurance Holding Corporation and SCOR. As of December 31, 2004, €8,590 mn (2003: €8,990 mn) of the €22,310 mn (2003: €25,061 mn) ceded to reinsurers from insurance reserves was due from Munich Re.

Notes to the Consolidated Financial Statements—(Continued)

13    Other assets

	12/31/2004	12/31/2003
	€ mn	€ mn
Real estate used for its own activities	6,042	5,020
Equipment	1,470	1,626
Accounts receivable on direct insurance business	7,579	8,096
Accounts receivable on reinsurance business	2,137	2,522
Other receivables	11,617	16,596
Other assets	4,894	4,084
Deferred policy acquisition costs	13,474	12,497
Prepaid expenses	4,569	3,363

Total	51,782	53,804

Real estate owned by the Allianz Group used for its own activities

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Gross capitalized values as of 12/31 previous year	6,543	6,854	6,175
Accumulated depreciation as of 12/31 previous year	(1,523)	(1,422)	(1,078)

Value stated as of 12/31 previous year	5,020	5,432	5,097
Translation differences	(19)	(77)	(56)
Reclassification	—	(345)	—

Value stated as of 1/1	5,001	5,010	5,041
Additions	1,373	877	883
Changes in the Allianz Group of consolidated companies	691	(1)	(17)
Disposals	(789)	(765)	(131)
Depreciation	(234)	(101)	(344)

Value stated as of 12/31	6,042	5,020	5,432
Accumulated depreciation as of 12/31	1,757	1,523	1,422

Gross capitalized values as of 12/31	7,799	6,543	6,854

The fair value of real estate owned by the Allianz Group used for its own activities as of December 31, 2004 amounted to €7,232 mn (2003: €5,741 mn). Assets pledged as security and other restrictions on title amounted to €34 mn (2003: €28 mn). At December 31, 2004, commitments outstanding to purchase real estate amounted to €47 mn (2003: €39 mn).

Equipment

The gross capitalized values totaled €7,186 mn as of December 31, 2004 (2003: €6,919 mn). Accumulated depreciation amounted to €5,716 mn as of December 31, 2004 (2003: €5,293) mn. At December 31, 2004, commitments outstanding to purchase items of equipment amounted to €100 mn (2003: €111 mn).

Accounts receivable on direct insurance business

Accounts receivable on direct insurance business amounted to €4,041 mn (2003: €4,349 mn) for policyholders and €3,671 mn (2003: €3,936 mn) for agents and other distributors. Allowance for doubtful amounts related to direct insurance business amounted to €133 mn (2003: €189 mn).

The accounts receivable on direct insurance business and accounts receivable on reinsurance business are due within one year.

Other receivables

Other receivables include tax refunds amounting to €2,227 mn (2003: €2,381 mn) and interest and rental receivables amounting to €5,286 mn (2003: €5,394 mn). Of the tax refunds, €1,671 mn (2003: €1,821 mn) are attributable to tax on income.

Other receivables due within one year amounted to €10,518 mn (2003: €7,299 mn), and those due after more than one year totaled €1,099 mn (2003: €9,297 mn).

Other assets

Included in other assets are derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting totaling €969 mn (2003: €868 mn) and deferred sales inducements of €303 mn.

Notes to the Consolidated Financial Statements—(Continued)

Changes in the deferred sales inducements for the year ended December 31 were:

2004
€ mn
Value stated as of 1/1	—
Transfer from insurance reserves	89
Cumulative effect adjustment due to implementation of SOP 03-1	23
Additions	222
Amortization	(31)

Value stated as of 12/31	303

Deferred policy acquisition costs

Property-Casualty

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Value stated as of 12/31 previous year	3,380	3,158	3,156
Translation differences	(51)	(86)	(110)

Value stated as of 1/1	3,329	3,072	3,046
Additions	1,732	450	375
Changes in the Allianz Group of consolidated companies	(60)	2	(36)
Amortization	(1,569)	(120)	(227)
Impairments	—	(24)	—

Value stated as of 12/31	3,432	3,380	3,158

Life/Health
Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Value stated as of 12/31 previous year	9,117	7,370	8,036
Translation differences	(712)	(521)	(342)

Value stated as of 1/1	8,405	6,849	7,694
Additions	2,888	2,525	1,624
Changes in the Allianz Group of consolidated companies	(158)	153	(1,551)
Amortization	(1,093)	(410)	(397)

Value stated as of 12/31	10,042	9,117	7,370

Total	13,474	12,497	10,528

Supplementary Information on Allianz

Group Liabilities and Equity

14    Shareholders’ equity

Shareholders’ equity is comprised of the following as of December 31:

	2004	2003
	€ mn	€ mn
Issued capital	988	985
Capital reserve	18,445	18,362
Revenue reserves	13,083	11,460
Treasury stock	(4,605)	(4,546)
Foreign currency translation adjustments	(2,680)	(1,916)
Unrealized gains and losses (net)	5,597	4,247

Total	30,828	28,592

Issued capital

In November 2004, 1,056,250 shares were issued at a price of €81.61 per share, enabling employees of Allianz Group enterprises in Germany and abroad to purchase 1,051,191 shares at prices ranging from €57.13 to €69.37 per share. The remaining 5,059 shares were sold on the Frankfurt stock exchange at an average price of €95.74 per share. The shares issued in 2004 are qualifying shares from the beginning of the year of issue.

In November 2003, 965,625 shares were issued at a price of €82.95 per share, enabling employees of Allianz Group enterprises in Germany and abroad to purchase 944,625 shares at prices ranging from €58.07 to €70.51 per share. The remaining 21,000 shares were sold on the Frankfurt stock exchange at an average price of €92.07 per share.

In April 2003, 117,187,500 shares with participation rights were issued in connection with a capital increase, which raised approximately €4.4 bn based on a subscription price of €38.00 per share. Expenses from the capital increase amounted to €116 mn after taxes, and diminished revenue reserves accordingly.

Notes to the Consolidated Financial Statements—(Continued)

All shares issued in 2003 are qualifying shares from the beginning of the year of issue.

In November 2002, 137,625 shares held by Allianz AG were issued at a price of €114.00 per share, enabling employees of Allianz Group enterprises in Germany and abroad to purchase 136,222 shares at prices between €79.80 and €96.90 per share. The remaining 1,403 shares were sold on the Frankfurt stock exchange at an average price of €90.60 per share. The shares issued in 2002 are qualifying shares from the beginning of the year of issue.

Issued capital at December 31, 2004 amounted to €987,584,000 divided into 385,775,000 registered shares. The shares have no par value but a mathematical per share value of €2.56 each as a proportion of the issued capital.

As of December 31, 2004, the Allianz Group had €450,000,000 (175,781,250 shares) of authorized unisssued capital (Authorized Capital 2004/I) which can be issued at any time up to May 4, 2009. The Management Board, with approval of the Supervisory Board, is authorized to exclude the pre-emptive rights of shareholders if the shares are issued against a contribution in kind and, in certain cases, if they are issued against a cash contribution.

As of December 31, 2004, the Allianz Group had €7,296,000 (2,850,000 shares) of authorized unissued capital (Authorized Capital 2004/II) which can be issued at any time up to May 4, 2009. The Management Board, with approval of the Supervisory Board, is authorized to exclude the preemptive rights of shareholders if the shares are issued to employees of the Allianz Group.

Further, as of December 31, 2004, Allianz AG had €250,000,000 (97,256,250 shares) of unissued conditional authorized capital which will be issued upon exercise of any subscription or conversion rights granted to holders of bonds issued by Allianz AG or any of its subsidiaries or upon satisfaction of conversion obligations resulting from such bonds.

Dividends

The Management Board will propose to shareholders at the Annual General Meeting the distribution of a dividend of €1.75 (2003: €1.50) per qualifying share for the fiscal year 2004.

Treasury stock

In connection with an exchange offer to the holders of Allianz AG participation certificates, a total of 6,148,110 of Allianz AG treasury shares were exchanged for participation certificates of Allianz AG as of January 16, 2003.

The Annual General Meeting on May 5, 2004 (2003: April 29, 2003), authorized Allianz AG to acquire its own shares for other purposes pursuant to clause 71 (1) no. 8 of the German Stock Corporation Law (Aktiengesetz). During 2004 and 2003, the authorization was used to acquire 0 and 293,686 shares of Allianz AG, respectively.

In order to enable Dresdner Bank AG to trade in shares of Allianz AG, the Annual General Meeting on May 5, 2004 authorized the Allianz Group’s domestic or foreign credit institutions in which Allianz AG has a majority holding to acquire treasury stock for trading purposes pursuant to clause 71 (1) no. 7 of the German Stock Corporation Law (Aktiengesetz). In accordance with this authorization, the credit institutions in the Allianz Group purchased 29,685,678 (2003: 32,891,597; 2002: 93,726,589) of Allianz AG’s shares or acquired them by way of securities borrowing during the course of 2004 at an average price of €88.84 per share (2003: €76.67; 2002: €179.86), which included previously held Allianz AG shares. 29,092,223 shares (2003: 32,339,227; 2002: 92,448,634) were disposed of or ceded from borrowed holdings during the course of 2004 at an average price of €88.82 per share (2003: €77.74; 2002: €181.11). The losses arising from treasury stock transactions during the year ended December 31, 2004, were €53 mn (2003: gain of €7 mn; 2002: losses of €23 mn), which were transferred to revenue reserves.

Notes to the Consolidated Financial Statements—(Continued)

Composition of the treasury stock

Years ended 12/31	2004			2003			2002
	Acquision costs	Number of shares	Issued capital	Acquision costs	Number of shares	Issued capital	Acquision costs	Number of shares	Issued capital
	€ mn		%	€ mn		%	€ mn		%
Allianz AG	50	424,035	0.11	50	424,035	0.11	1,510	6,286,100	2.36
Dresdner Bank Group	4,554	18,480,664	4.79	4,495	17,814,376	4.63	4,448	17,302,311	6.49
Other enterprises	1	10,502	—	1	7,641	—	—	—	—

Total	4,605	18,915,201	4.90	4,546	18,246,052	4.74	5,958	23,588,411	8.85

Changes to the number of issued shares outstanding

Years ended 12/31	2004	2003	2002
As of 1/1	366,472,698	242,977,214	241,189,535
Additions
Exchange against participation Certificates	—	6,148,110	—
Capital increase for cash	—	117,187,500	—
Transfer to the exchange company	—	—	1,797,357
Capital increase for employee shares	1,056,250	965,625	137,625

Subtotal	367,528,948	367,278,449	243,124,517
Reductions on account of acquisition of treasury stock
Acquisition for other purposes	(2,861)	(293,686)	—
Acquisition for trading purposes	(666,288)	(512,065)	(147,303)

As of 12/31	366,859,799	366,472,698	242,977,214

Insurance capital requirements and dividend restrictions

Certain of the Allianz Group’s insurance subsidiaries prepare individual financial statements based on local laws and regulations. These laws establish restrictions on the minimum level of capital and surplus an insurance entity must maintain and the amount of dividends that may be paid to shareholders. The minimum capital requirements and dividend restrictions vary by jurisdiction. The minimum capital requirements are based on various criteria including, but not limited to, volume of premiums written or claims paid, amount of insurance reserves, asset risk, mortality risk, credit risk, underwriting risk and off-balance sheet risk.

European insurance companies are required to maintain solvency margins, which must be supported by capital reserves and other resources, including unrealized gains and losses on investments. Life insurance companies are required to maintain a solvency margin generally equal to 4% of aggregate policy reserves and gross unearned premiums plus 0.3% of the amount at risk under insurance policies. The required minimum solvency margin for property and casualty insurance is the greater of two mathematical formulas, one based on premiums and the other based on gross claims. The Allianz Group’s insurance business in other countries, primarily the United States, are also subject to capital adequacy and solvency margin regulations which are based on factors for asset risk, insurance risk, interest rate risk, and business risk. As of December 31, 2004 the Allianz Group’s insurance subsidiaries were in compliance with all applicable solvency and capital adequacy requirements.

Certain insurance subsidiaries are subjected to regulatory restrictions on the amount of dividends, which can be remitted to Allianz AG without prior approval by the appropriate regulatory body. Such

Notes to the Consolidated Financial Statements—(Continued)

restrictions provide that a company may only pay dividends up to an amount in excess of certain regulatory capital levels or based on the levels of undistributed earned surplus or current year income or a percentage thereof. By way of example only, the operations of our insurance subsidiaries located in the United States are subject to limitations on the payment of dividends to their parent company under applicable state insurance laws. Dividends paid in excess of these limitations generally require prior approval of the insurance commissioner of the state of domicile. The Allianz Group’s management believes that these restrictions will not affect the ability of the Allianz Group to pay dividends to its shareholders in the future. In addition, Allianz AG is not subject to legal restrictions on the amount of dividends it can pay to its shareholders.

Bank liable capital and risk-weighted assets requirements

Certain of the Allianz Group’s bank subsidiaries are subject to various capital adequacy and liquidity requirements. Such requirements vary by jurisdiction. Under the German Banking Act, all banking institutions operating in Germany must maintain certain ratios regarding liable capital.

Liable capital consists of the two categories of core capital (Tier I Capital) and supplementary capital (Tier II Capital). Core capital mainly consists of shareholders’ equity and minority interests, plus other adjustments. Supplementary capital comprises profit-participation certificates, subordinated liabilities, portions of reserves for general banking risks and revaluation reserves on securities. The German Banking Act contains provisions setting minimum ratios of core capital and total capital to risk-weighted assets. Non-compliance with these ratios may result in penalties imposed by the regulatory authority. The German Banking Act also contains liquidity requirements relating to funds available to pay obligations over various future time frames. As of December 31, 2004, the Allianz Group’s bank subsidiaries were in compliance with all applicable capital and liquidity requirements.

Comprehensive income

The components of comprehensive income, including the related income tax effects, were as follows for the years ended December 31:

	2004	2003	2002
	€(mn)	€(mn)	€(mn)
Foreign currency translation adjustments, net of deferred tax benefit of €353 mn in 2004 (2003: €767 mn and 2002: €587 mn)	(840)	(1,699)	(1,247)
Unrealized gains (losses) on investments:
Unrealized holding gain (loss) arising during the period, net of deferred tax expense of €1,462 mn in 2004 (2003: deferred tax expense of €1,003 mn and 2002: deferred tax income of €5,085 mn)	3,477	2,220	(10,805)
Less reclassification adjustment for gains (losses) included in net income, net of deferred tax income of €776 mn in 2004 (2003: deferred tax income of €19 mn and 2002: deferred tax expense of €1,824 mn)	(1,845)	(41)	3,875

Net unrealized investment gain (loss)	1,632	2,179	(6,930)
Unrealized net gains on derivatives hedging variability of cash flows, net of deferred tax expense of €— mn (2003: deferred tax income of €2 mn)	—	(4)	—

Other comprehensive income (loss)	792	476	(8,177)
Net income (loss)	2,199	1,890	(1,496)

Comprehensive income (loss)	2,991	2,366	(9,673)

Net unrealized investment gains and losses have been reduced to the extent the unrealized gains and losses would result in adjustments for minority interests and policyholder liabilities had the unrealized gains and losses actually been realized. Unrealized gains, net of unrealized losses, which have been allocated to policyholder liabilities, included in other insurance reserves, were €11,990 mn, €6,847 mn and €5,946 mn as of December 31, 2004, 2003 and 2002, respectively. Net amounts which have been allocated to minority interests are presented in Note 15.

Notes to the Consolidated Financial Statements—(Continued)

Ending balances in accumulated other comprehensive income for derivatives related to hedging net investments in foreign entities were €182 mn as of December 31, 2004 and 2003, and €103 mn as of December 31, 2002, respectively.

15    Minority interests in shareholders’ equity

	12/31/2004	12/31/2003
	€ mn	€ mn
Unrealized gains and losses	1,045	620
Share of earnings	1,257	825
Other equity components	7,229	6,922

Total	9,531	8,367

The primary subsidiaries of the Allianz Group included in minority interests in 2004 and 2003 are the AGF Group, Paris, the RAS Group, Milan, and the PIMCO Group, Delaware.

16    Participation certificates and subordinated liabilities

	2005	2006	2007	2008	2009	Thereafter	12/31/2004 Total	12/31/2003 Total
	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)
Allianz AG(2)
Subordinated bonds	—	—	—	—	—	4,775	4,775	3,377
Interest rate (range in%)	—	—	—	—	—	5.50 – 7.25
Participation certificates(3)	—	85	—	—	—	—	85	85
Interest rate (range in %)	—	—	—	—	—	—

Subtotal	—	85	—	—	—	4,775	4,860	3,462

Banking subsidiaries
Subordinated liabilities	1,105	380	811	404	633	1,446	4,779	5,183
Interest rate (range in%)	3.90 – 5.45	0.0 – 7.7	0.0 – 7.8	1.35 – 4.40	2.0 – 10.38	2.0 – 10.38
Hybrid equity	—	—	—	—	—	1,500	1,500	1,561
Interest rate (range in%)	—	—	—	—	—	3.50 – 8.15
Participation certificates(4)	10	5	644	845	—	22	1,526	1,511
Interest rate (range in%)	9.15	8.8	8.00 – 8.125	7.00 – 7.125	—	5.20 – 7.190

Subtotal	1,115	385	1,455	1,249	633	2,968	7,805	8,255

All other subsidiaries
Subordinated liabilities	—	—	—	57	—	463	520	468
Interest rate (range in%)	—	—	—	6.84	—	2.93 – 6.62
Hybrid equity	—	—	—	—	—	45	45	45
Interest rate (range in%)	—	—	—	—	—	3.62

Subtotal	—	—	—	57	—	508	565	513

Total	1,115	470	1,455	1,306	633	8,251	13,230	12,230

(1)	Except for rates.
(2)	Includes subordinated bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. and guaranteed by Allianz AG.
(3)	The terms of the profit participation certificates provide for an annual cash distribution of 240% of the dividend paid by Allianz AG per one Allianz AG share. If certain conditions are met, the holders of profit participation certificates also have a subscription right to new profit participation certificates; to this extent, the subscription rights of Allianz AG shareholders is excluded. Holders of profit participation certificates do not have voting rights, or any rights to convert the certificates into Allianz AG shares, or rights to liquidation proceeds. Profit participation certificates are unsecured and rank pari passu with the claims of other unsecured creditors. Profit participation certificates can be redeemed by holders upon twelve months prior notice every fifth year. The next call date is December 31, 2006. Allianz AG has the right to call the profit participation certificates for redemption, upon six months’ prior notice every fifth year. The next call date is December 31, 2006. Upon redemption by Allianz AG, the cash redemption price per certificate would be equal to 122.9% of the then current price of one Allianz AG share during the last three months preceding the recall of the participation certificate. In lieu of redemption for cash, Allianz AG may offer 10 Allianz AG ordinary shares per 8 profit participation certificates.
(4)	Participation certificates issued by the Dresdner Bank Group which entitle holders to annual interest payments, which take priority over its shareholders’ dividend entitlements. They are subordinated to obligations for all other creditors of the issuer, except those similarly subordinated, and share in losses of the respective issuers in accordance with the conditions attached to the participation certificates. The profit participation certificates will be redeemed subject to the provisions regarding loss sharing.

Notes to the Consolidated Financial Statements—(Continued)

17    Insurance reserves

	12/31/2004	12/31/2003
	€ mn	€ mn
Unearned premiums	12,050	12,198
Aggregate policy reserves	255,436	217,895
Reserves for loss and loss adjustment expenses	62,331	63,182
Reserves for premium refunds	24,489	17,338
Premium deficiency reserves	138	138
Other insurance reserves	751	720

Total	355,195	311,471

Unearned premiums

	12/31/2004	12/31/2003
	€ mn	€ mn
Property-Casualty	11,822	11,962
Life/Health	228	236

Total	12,050	12,198

Aggregate policy reserves

	12/31/2004	12/31/2003
	€ mn	€ mn
Traditional Participating Insurance Contracts (SFAS 120)
Property-Casualty	7,297	7,513
Life/Health	110,142	107,663

Subtotal	117,439	115,176

Universal-Life Type and Investment Contracts (SFAS 97)
Life/Health	99,546	67,317

Subtotal	99,546	67,317

Long-duration Insurance Contracts (SFAS 60)
Life/Health	38,451	35,402

Subtotal	38,451	35,402

Total	255,436	217,895

Aggregate policy reserves for universal life type and investment contracts includes €26,238 mn of liabilities related to unit-linked contracts that do not meet the criteria for classification as separate account liabilities.

Participating life business represented approximately 70% and 71% of the Allianz Group’s gross insurance in-force at December 31, 2004 and 2003, respectively. Participating policies represented approximately 64% (2003: 60%) of the gross premiums written and 61% (2003: 56%) of the life premiums earned in 2004. Conventional participating reserves were approximately 49% (2003: 56%) of the Allianz Group’s consolidated aggregate policy reserves as of December 31, 2004.

Reserves for loss and loss adjustment expenses

	12/31/2004	12/31/2003
	€ mn	€ mn
Property-Casualty	55,536	56,644
Life/Health	6,795	6,538

Total	62,331	63,182

Notes to the Consolidated Financial Statements—(Continued)

Changes in the reserves for loss and loss adjustment expenses for property-casualty insurance

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Reserves for loss and loss adjustment expenses as of 1/1
Gross	56,644	60,054	61,876
Amount ceded to reinsurers	(12,049)	(14,588)	(16,156)

Net	44,595	45,466	45,720

Claims (net)
Claims in the year under review	25,643	25,712	27,130
Previous years claims	(446)	279	646

Subtotal	25,197	25,991	27,776

Claims paid (net)
Claims in the year under review	(11,374)	(11,860)	(12,642)
Previous years claims	(11,818)	(13,155)	(12,143)

Subtotal	(23,192)	(25,015)	(24,785)

Currency translation adjustments	(469)	(1,822)	(3,367)
Change in the group of consolidated companies	(624)	(25)	122

Reserves for loss and loss adjustment expenses as of 12/31
Net	45,507	44,595	45,466
Amount ceded to reinsurers	10,029	12,049	14,588

Gross	55,536	56,644	60,054

Previous years claims (net) reflects the changes in estimation charged or credited to the consolidated income statement in each year with respect to the reserves for loss and loss adjustment expenses established as of the beginning of that year. The Allianz Group recorded additional income of €446 mn during the year ended December 31, 2004 (2003: losses of €279 mn and 2002: losses of €646 mn) with respect of losses occurring in prior years. These amounts as percentages of the net balance of the beginning of the year were 1.0% in 2004 (2003: 0.6 % and 2002: 1.4%).

As of December 31, 2004 and 2003, the Allianz Group consolidated property-casualty reserves reflected discounts of €1,220 mn and €1,261 mn, respectively.

Reserves are discounted to varying degrees in the United States, United Kingdom, Germany, Hungary, Switzerland, Portugal, France and Belgium. For the United States, the discount reflected in the reserves is related to annuities for certain long-tailed liabilities, primarily in workers’ compensation. For the other countries, the reserve discounts relate to annuity reserves for various classes of business. These classes include personal accident, general liability and motor liability in Germany and Hungary, workers’ compensation in Switzerland and Portugal, individual and group health disability and motor liability in France, health disability in Belgium and claims from employers’ liability in the United Kingdom. All of the reserves that have been discounted have payment amounts that are fixed and timing that is reasonably determinable.

Notes to the Consolidated Financial Statements—(Continued)

The following table shows, by country, the carrying amounts of reserves for claims and claim adjustment expenses that have been discounted, and the interest rates used for discounting for the years ended December 31:

	Discounted reserves in		Amount of the discount		Interest rate used for discounting
	2004	2003	2004	2003	2004	2003
	€(mn)			€(mn)
France	1,402	1,466	330	346	3.25%	3.00%
Germany	407	366	278	256	2.75% — 4.00%	3.25% — 4.00%
Switzerland	392	396	236	242	3.25%	3.25%
United States	190	207	216	257	6.00%	6.55%
United Kingdom	84	70	65	70	4.25%	4.25%
Belgium	83	85	26	20	4.75%	4.75%
Hungary	69	60	22	19	1.40%	1.40%
Portugal	57	58	47	51	4.25%	4.50%

Total	2,684	2,708	1,220	1,261

Asbestos and environmental claims exposure

The Allianz Group is affected by industry-wide increases in asbestos and environmental claims, primarily through its US subsidiary, Fireman’s Fund Insurance Company (Fireman’s Fund).

In 2002, Fireman’s Fund completed an analysis of its asbestos and environmental (A&E) liabilities, resulting in an increase to these reserves of USD750 mn (net and gross) in September 2002. Also during 2002, Fireman’s Fund ceded the majority of its A&E loss reserves to Allianz AG.

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

In response to the uncertainty associated with A&E claims, Fireman’s Fund created in 2002 an environmental claims unit focused on A&E claims evaluation and remediation for the Allianz Group’s U.S. property-casualty insurance subsidiaries. The staff of this unit, consisting of a total of approximately fifty employees, determines appropriate coverage issues according to the terms of the policies and contracts involved and, on the basis of its experience and expertise, makes judgments as to the ultimate loss potential related to each claim submitted for payment under the various policies and contracts. Judgments of potential losses are also made from precautionary reports submitted by insured companies for claims which have the possibility of involving policy coverage. Factors considered in determining the reserve are: whether the claim relates to asbestos or hazardous waste; whether the claim is for bodily injury or property damage; the limits of liability and attachment points; policy provisions for expenses (which are a significant portion of the estimated ultimate cost of these claims); type of insured; and any provision for reinsurance recoverables. In addition, Fireman’s Fund actively pursues commutations and reinsurance cessions to reduce its A&E exposures.

Notes to the Consolidated Financial Statements—(Continued)

The industry-wide loss trends for some of these exposures, especially for asbestos-related losses, have deteriorated over the past several years. Some of the reasons for this deterioration include: insureds who either produced or installed products containing asbestos have seen more and larger claims brought against them, some of these companies have declared bankruptcy, which has caused plaintiffs’ attorneys to seek larger amounts from solvent defendants and to also include new defendants; some defendants are also seeking relief under different coverage provisions when the product liability portion of their coverage has been exhausted. These developments led the Allianz Group to engage outside actuarial consulting firms to update a previous study conducted in 1995 to analyze the adequacy of Allianz Group’s reserves for these types of losses. In 1995, Fireman’s Fund had increased its net and gross reserves for A&E by USD800 mn and in 2000 an additional USD250 mn was reallocated to A&E.

These A&E reserve analyses were completed during 2002, ultimately resulting in an additional USD750 mn of reserves attributed entirely to asbestos-related exposures. The analyses included a review of the ultimate gross asbestos loss and allocated loss expense reserves for accident years 1987 and prior. The methodology involved exposure-based modeling of policies with the greatest asbestos exposure, supplemented by aggregate methods for the remaining insureds. As previously stated, Fireman’s Fund is planning a regular update of its 2002 A&E reserve study during the course of 2005.

The total net reserve for asbestos and environmental claims exposure related liabilities for the Allianz Group’s US based subsidiaries at December 31, 2004 was €739 mn (2003: €906 mn), excluding intercompany reinsurance agreements. The total gross reserve for asbestos and environmental claims exposure related liabilities at December 31, 2004 was €1,097 mn (2003: €1,263 mn).

Asbestos and environmental exposures also exist outside of the United States and have led to insurance claims in several other countries. The level of claims activity to date, and the potential for future claims, varies significantly from country to country due to many factors, including differing social and legal systems, policy terms and conditions and mix of insured business. Allianz Group expects to conduct a review of its non-U.S. A&E exposures during 2005.

Reserves for premium refunds

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Amounts already allocated under local statutory or contractual regulations
As of 1/1	7,326	7,131	10,088
Translation differences	6	(35)	(14)
Changes in Allianz Group consolidated companies	27	(7)	81
Change	1,435	237	(3,024)

As of 12/31	8,794	7,326	7,131

Latent reserves for premiums refunds
As of 1/1	10,012	9,059	11,501
Translation differences	6	(24)	4
Change due to fluctuations in market value	5,139	1,960	(488)
Changes in Allianz Group consolidated companies	71	1,031	233
Changes due to valuation differences charged (credited) to income	467	(2,014)	(2,191)

As of 12/31	15,695	10,012	9,059

Total	24,489	17,338	16,190

In addition to the amounts allocated to policyholders of the Allianz Group, amounts totaling €3,277 mn (2003: €3,514 mn; 2002: €3,680 mn) were directly credited from surplus.

18    Liabilities to banks

	12/31/2004	12/31/2003
	€ mn	€ mn
Payable on demand	14,003	13,427
Repurchase agreements and collateral received from securities lending transactions	78,675	52,460
Term deposits and certificates of deposit(1)	96,743	102,087
Other	1,933	10,342

Liabilities to banks	191,354	178,316

(1)	Including registered bonds totaling €2,724 mn for the year ended December 31, 2004 (2003: €3,045 mn).

Notes to the Consolidated Financial Statements—(Continued)

Liabilities to banks due within one year totaled €180,723 mn (2003: €165,125 mn) and those due after more than one year totaled €10,631 mn (2003: €13,191 mn) as of December 31, 2004.

Liabilities to domestic banks amounted to €80,329 mn (2003: €81,635 mn) and liabilities to foreign banks amounted to €111,025 mn (2003: €96,681 mn) as of December 31, 2004.

The weighted average interest rates for liabilities to banks were 2.8% and 2.8% as of December 31, 2004 and December 31, 2003, respectively.

19    Liabilities to customers

	12/31/2004	12/31/2003
	€ mn	€ mn
Savings deposits	2,410	2,667
Home loan savings deposits	3,214	3,116
Payable on demand	50,946	57,132
Repurchase agreements and collateral received from securities lending transactions	49,276	40,416
Term deposits and certificates of deposit(1)	49,261	49,715
Other	2,167	1,682

Liabilities to customers	157,274	154,728

(1)	Including registered bonds totaling €6,887 mn for the year ended December 31, 2004 (2003: €6,747 mn).

Liabilities to customers by type of customer

	Germany	Other countries	Total
	€ mn	€ mn	€ mn
12/31/2004
Corporate customers	41,002	75,189	116,191
Public authorities	1,529	6,471	8,000
Private customers	27,807	5,276	33,083

Liabilities to customers	70,338	86,936	157,274

12/31/2003
Corporate customers	41,620	70,867	112,487
Public authorities	1,122	3,365	4,487
Private customers	29,448	8,306	37,754

Liabilities to customers	72,190	82,538	154,728

Liabilities to customers include €24,989 mn (2003: €27,834 mn) of noninterest bearing deposits as of December 31, 2004. Liabilities to customers due within one year totaled €148,449 mn (2003: €139,698 mn) and those due after more than one year totaled €8,825 mn (2003: €15,030 mn) as of December 31, 2004.

The weighted average interest rates for liabilities to customers were 2.9% and 2.8% as of December 31, 2004 and December 31, 2003, respectively.

Notes to the Consolidated Financial Statements—(Continued)

20    Certificated liabilities

The Allianz Group issues fixed and floating rate debt denominated in various currencies, predominantly in Euros. The interest rates for the floating rate debt issues are generally based on the London Inter-Bank Offered Rate (LIBOR), although in certain instances they are subject to minimum interest rates as specified in the agreements governing the respective issues.

The following table summarizes the contractual maturity dates of the Allianz Group’s certificated liabilities as December 31, 2004:

	2005	2006	2007	2008	2009	Thereafter	12/31/2004 Total	12/31/2003 Total
	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)
Allianz AG(2)
Senior bonds	1,053	—	2,194	1,623	—	871	5,741	5,514
Interest rate (range in %)	0.00 -3.00	—	4.63-5.75	5.00	—	5.63
Exchangeable bonds	1,711	1,031	—	—	—	—	2,742	3,645
Interest rate (range in %)	2.00	1.25	—	—	—	—
Money market securities	854	—	—	—	—	—	854	1,484
Interest rate (range in %)	2.13	—	—	—	—	—

Subtotal	3,618	1,031	2,194	1,623	—	871	9,337	10,643

Banking subsidiaries
Certificated liabilities	5,104	4,266	4,980	4,093	3,739	2,977	25,159	35,031
Interest rate (range in %)	2.48-12.75	2.45-9.90	2.40 -13.84	2.30-9.85	2.30-10.20	2.30-11.80
Money market securities	21,693	—	—	—	—	—	21,693	16,256
Interest rate (range in %)	2.10-2.27	—	—	—	—	—

Subtotal	26,797	4,266	4,980	4,093	3,739	2,977	46,852	51,287

All other subsidiaries
Certificated liabilities	—	—	—	7	2	449	458	254
Interest rate (range in %)	—	—	—	3.50-7.22	3.00	5.62-7.50
Money market securities	1,124	—	—	—	—	—	1,124	1,154
Interest rate (range in %)	0.00-2.08	—	—	—	—	—

Subtotal	1,124	—	—	7	2	449	1,582	1,408

Total	31,539	5,297	7,174	5,723	3,741	4,297	57,771	63,338

(1)	Except for rates.
(2)	Includes bonds and exchangeable bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. and guaranteed by Allianz AG.

21    Trading liabilities

	12/31/2004	12/31/2003
	€ mn	€ mn
Derivative financial instruments	23,018	20,391
Obligations to deliver securities	72,804	61,476
Other trading liabilities	6,319	2,968

Total	102,141	84,835

22    Other accrued liabilities

	12/31/2004	12/31/2003
	€ mn	€ mn
Reserves for pensions and similar obligations	5,738	5,669
Accrued taxes	1,408	2,066
Miscellaneous accrued liabilities	6,022	6,173

Total	13,168	13,908

Notes to the Consolidated Financial Statements—(Continued)

Reserves for pensions and similar obligations

	12/31/2004	12/31/2003
	€ mn	€ mn
Reserves for pensions	5,738	5,303
Reserves for postretirement benefits other than pensions	—	366

Total	5,738	5,669

As of January 1, 2004, reserves for postretirement benefits other than pensions are included in reserves for pensions. Retirement benefits in the Allianz Group are either in the form of defined benefit or defined contribution plans. Employees, including agents in Germany, are granted such retirement benefits by the various legal entities of the Allianz Group. In Germany, these are primarily defined benefit in nature, while pension plans in other countries are either defined benefit or defined contribution in nature.

For defined benefit plans, the participant is granted a defined benefit by the employer or via an external entity. In contrast to defined contribution arrangements, the future cost to the employer of a defined benefit plan is not known with certainty in advance.

Changes in the reserve for defined benefit plans

Years ended 12/31	2004	2003
	€ mn	€ mn
Value stated as of 12/31 previous year	5,303	5,312
Reclassification	377	—
Translation differences	(6)	(8)

Value stated as of 1/1	5,674	5,304
Changes in Allianz Group consolidated companies	(27)	(22)
Expenses	672	601
Payments	(581)	(580)

Value stated as of 12/31	5,738	5,303

The following table sets forth the change in the projected benefit obligation and the change in fair value of plan assets used for the various Allianz Group pension plans as of December 31:

	2004	2003
	€(mn)	€(mn)
Change in projected benefit obligation:
Projected benefit obligation as of December 31 previous year	11,957	11,275
Reclassification	484	—

Projected benefit obligation as of January 1	12,441	11,275
Service cost	313	331
Interest cost	676	640
Plan participants’ contribution	55	54
Amendments	7	(17)
Actuarial loss	646	340
Translation differences	(52)	(108)
Benefits paid	(595)	(520)
Changes in the Allianz Group of consolidated companies	(81)	(22)
Other	—	(16)

Projected benefit obligation as of December 31	13,410	11,957

Thereof—direct commitments of Allianz Group enterprises	6,649	5,930
—commitments through plan assets	6,761	6,027

Change in fair value of plan assets:
Fair value of plan assets as of December 31 previous year	5,790	5,322
Reclassification	73	—

Fair value of plan assets as of January 1	5,863	5,322
Actual return on plan assets	431	419
Employer contributions	236	230
Plan participants’ contributions	55	54
Translation differences	(36)	(72)
Benefits paid	(264)	(221)
Changes in the Allianz Group of consolidated companies	3	(3)
Other	(1)	61

Fair value of plan assets as of December 31	6,287	5,790

Notes to the Consolidated Financial Statements—(Continued)

The bulk of the plan assets is held by the Allianz Versorgungskasse VVaG, München. This entity ensures effectively all employees of the German insurance operations and is not additionally consolidated.

The reconciliation of funded status to the amount recognized in the balance sheet consist of the following as of December 31:

	2004	2003
	€(mn)	€(mn)
Funded status	7,123	6,167
Unrecognized net actuarial loss	(1,389)	(853)
Unrecognized prior service cost	4	(11)

Net amount recognized	5,738	5,303

Amounts recognized in the Allianz Group’s consolidated balance sheet as of December 31:

	2004	2003
	€ mn	€ mn
Prepaid benefit cost	(131)	—
Accrued benefit cost	5,869	5,303

Net amount recognized	5,738	5,303

As of December 31, 2004, postretirement health benefits included in the projected benefit obligation and net amount recognized amounted to €97 mn (2003: €96 mn) and €107 mn, respectively.

The accumulated benefit obligation for all defined benefit plans was €12,499 mn and €11,054 mn at December 31, 2004 and 2003, respectively.

Information for defined benefit plans with an accumulated benefit obligation in excess of plan assets as of December 31:

	2004	2003
	€ mn	€ mn
Projected benefit obligation	12,273	11,546
Accumulated benefit obligation	11,465	10,685
Fair value of plan assets	5,188	5,367

The net periodic benefit cost recognized in the Allianz Group’s consolidated income statements consist of the following components:

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Components of net periodic benefit cost:
Service cost	313	331	274
Interest cost	676	640	591
Expected return on plan assets	(366)	(339)	(329)
Amortization of:
Prior service cost recognized	5	26	123
Net loss recognized	8	(38)	5
(Income)/expenses of plan curtailments or settlements	36	(19)	2

Net periodic benefit cost	672	601	666

Included in the net periodic benefit cost for the year ended December 31, 2004, is €7 mn related to postretirement health benefits.

Most of the amounts expensed are charged in the Allianz Group’s consolidated income statement as acquisition and administrative expenses, and loss and loss adjustment expenses (claims settlement expenses).

The actual return on plan assets amounted to €431 mn, €419 mn and losses of €256 mn during the years ended December 31, 2004, 2003 and 2002.

Assumptions

The assumptions for the actuarial computation of the projected benefit obligation, accumulated benefit obligation and the net periodic benefit cost depend on the circumstances in the particular country where the plan has been established.

The calculations are based on current actuarially calculated mortality estimates. Projected turnover

Notes to the Consolidated Financial Statements—(Continued)

depending on age and length of service have also been used, as well as internal Allianz Group retirement projections.

The weighted-average assumptions, for the Allianz Group’s pension plans, used to determine projected and accumulated benefit obligation:

Years ended 12/31	2004	2003
	%	%
Discount rate	4.9	5.5
Rate of compensation increase	2.7	2.8
Rate of pension increase	1.6	1.9

The weighted-average assumptions used to determine net periodic benefit cost:

Years ended 12/31	2004	2003
	%	%
Discount rate	5.5	5.7
Expected long-term return on plan assets	6.4	6.6
Rate of compensation increase	2.8	2.9
Rate of pension increase	1.9	1.8

The weighted expected long-term return on plan assets for the year 2004 was derived from the following target allocation and expected long-term rate of return for each asset category:

Asset category	Target allocation	Weighted expected long-term rate of return
	%	%
Equity securities	29.5	8.6
Debt securities	66.1	5.4
Real estate	4.2	6.5
Other	0.2	0.5

Total	100.0	6.4

The determination of the expected long-term rate of return for the individual asset categories is based on capital market surveys.

Plan assets

The pension plan’s weighted-average asset allocations by asset category are as follows for the years ended December 31:

Asset category	2004	2003
	%	%
Equity securities	26.2	23.8
Debt securities	69.7	70.9
Real estate	2.6	2.9
Other	1.5	2.4

Total	100.0	100.0

Plan assets do not include equity securities issued by the Allianz Group or real estate used by the Allianz Group.

The Allianz Group plans to gradually increase its actual equity securities allocation to be more in line with its target equity securities allocation by decreasing its holdings in debt securities.

Contributions

The Allianz Group expects to contribute €140 mn to its pension plans during the year ended December 31, 2005.

Estimated future benefit payments

The following estimated future benefit payments are based on the same assumptions used to measure the Allianz Group’s projected and accumulated benefit obligations at December 31, 2004, and reflect expected future service, as appropriate.

€ mn
2005	570
2006	587
2007	619
2008	651
2009	702
Years 2010–2014	3,708

Notes to the Consolidated Financial Statements—(Continued)

Defined contribution plans

Defined contribution pension plans are funded through independent pension funds or similar organizations. Contributions fixed in advance (e.g., based on salary) are paid to these institutions and the beneficiary’s right to benefits exists against the pension fund. The employer has no obligation beyond payment of the contributions (premiums). The main pension fund is the Versicherungsverein des Bankgewerbes a.G., Berlin, which covers most of the banking employees in Germany.

Amounts expensed by the Allianz Group for defined contribution pension plans were €110 mn for the year ended December 31, 2004 (2003: €105 mn; 2002: €123 mn).

Miscellaneous accrued liabilities

Miscellaneous accrued liabilities primarily include provisions for restructuring of €739 mn (2003: €845 mn), reserves for the lending business of €371 mn (2003: €549 mn), reserves for employee expenses amounting to €2,635 mn (2003: €2,224 mn), loss reserves from the non-insurance business amounting to €243 mn (2003: €319 mn), reserves for litigation amounting to €155 mn (2003: €142 mn), and commission reserves for agents amounting to €333 mn (2003: €198 mn).

Reserves for restructuring

As of December 31, 2004, the Allianz Group has provisions for restructuring for a number of restructuring programs in various segments. With the exception of those provisions for restructuring related to Dresdner Bank AG, none of the individual restructuring programs is significant. These provisions for restructuring primarily include personnel costs, which result from severance payments for employee terminations, and contract termination costs, include those relating to the termination of lease contracts, that will arise in connection with the implementation of the respective initiatives. Restructuring charges are shown separately in the Allianz Group’s consolidated income statement in other expenses.

Changes in the provisions for restructuring for the years ended December 31, were:

	2004	2003	2002
	€ mn	€ mn	€ mn
Provisions as of 1/1	845	404	478
New provisions	189	398	199
Additions to existing provisions	144	330	89
Release of provisions recognized in previous years	(73)	(54)	(87)
Release of provisions via payments	(282)	(212)	(234)
Changes in consolidation	(55)	(7)	(18)
Translation differences	(6)	(14)	(23)
Other	(23)	—	—

Provisions as of 12/31	739	845	404

Changes in the provisions for restructuring for Dresdner Bank AG for the year ended December 31, 2004:

	2004	2003	2002
	€ mn	€ mn	€ mn
Provisions as of 1/1	815	365	419
New provisions	132	389	127
Additions to existing provisions	143	324	89
Release of provisions recognized in previous years	(62)	(47)	(87)
Release of provisions via payments	(274)	(196)	(142)
Changes in consolidation	(55)	(7)	(18)
Translation differences	(6)	(13)	(23)
Other	(23)	—	—

Provisions as of 12/31	670	815	365

Dresdner Bank AG supplemented its existing restructuring programs introduced since 2000 with new initiatives affecting major parts of its banking operations. For these combined initiatives, Dresdner

Notes to the Consolidated Financial Statements—(Continued)

Bank AG has announced plans to eliminate an aggregate of approximately 16,800 positions. As of December 31, 2004, an aggregate of approximately 13,710 positions had been eliminated under these initiatives.

During the year ended December 31, 2004, Dresdner Bank AG recorded restructuring charges for all restructuring programs of €290 mn. This amount includes new provisions, additions to existing provisions, releases of provisions recognized in previous years, and restructuring charges as reflected in the consolidated income statement. A summary of the restructuring charges related to Dresdner Bank AG that are reflected in the Allianz Group’s consolidated income statement for the year ended December 31, 2004, by restructuring program is as follows:

	2004 Measures	New Dresdner		Turnaround 2003	Other Programs	Total
	€ mn	€ mn		€ mn	€ mn	€ mn
Provisions:
New provisions	132	—		—	—	132
Additions to existing provisions	—	97		22	24	143
Release of provisions recognized in previous years	—	(44)		(11)	(7)	(62)
Restructuring charges directly reflected in the income statement	7	58		8	4	77

Total restructuring charges during the year ended December 31, 2004	139	111	(1)	19	21	290

Total restructuring charges incurred to date	139	582	(2)	561	699	1,981

Total restructuring charges expected to be incurred	4	13		—	4	21

(1)	Includes €15 mn primarily related to outsourcing domestic retail securities processing (and custody) and payment processing activities, as well as impairment charges related to information technology systems necessitated by the revised business model.
(2)	Includes €106 mn primarily related to outsourcing domestic retail securities processing (and custody) and payment processing activities, as well as impairment charges related to information technology systems necessitated by the revised business model.

A summary of the existing provisions for restructuring related to Dresdner Bank AG is as follows:

2004 Measures

During the year ended December 31, 2004, Dresdner Bank AG recorded restructuring charges of €139 mn for further restructuring initiatives that were announced in addition to the ‘New Dresdner’ program. Through these 2004 Measures, Dresdner Bank AG plans to eliminate 1,100 positions mainly within the Personal Banking and Dresdner Kleinwort Wasserstein divisions, as well as within Dresdner Bank Lateinamerika, which is part of the IRU division. Approximately 40 employees had been terminated pursuant to the 2004 Measures as of December 31, 2004.

Notes to the Consolidated Financial Statements—(Continued)

A summary of the changes in the provision for restructuring for the Measures 2004 during the year ended December 31, 2004 is:

	Personnel Costs	Contract Termination Costs	Other	Total
	€ mn	€ mn	€ mn	€ mn
Provisions as of January 1	—	—	—	—
Provisions:
New provisions	123	4	5	132
Additions to existing provisions	—	—	—	—
Release of provisions recognized in previous years	—	—	—	—
Release of provisions via payments	—	—	—	—
Changes in consolidation	—	—	—	—
Translation differences	—	—	—	—
Other	—	—	—	—

Provisions as of December 31	123	4	5	132

Total restructuring charges incurred to date				139

Total restructuring charges expected to be incurred				4

Notes to the Consolidated Financial Statements—(Continued)

New Dresdner

In August 2003, Dresdner Bank AG announced the “New Dresdner” program as part of its cost-cutting initiatives to eliminate approximately 4,700 positions in the banking operations by the end of 2005. This initiative focuses on the back-office areas and the support functions, which will primarily affect Dresdner Bank’s head office within Dresdner Bank AG and its subsidiaries. Approximately 2,740 employees (2003: 290 employees) had been terminated and approximately 900 additional employees had contractually agreed to leave Dresdner Bank pursuant to the New Dresdner program as of December 31, 2004.

In February 2003, as part of our efforts to focus on the Allianz and Dresdner Bank brands, we announced a plan to integrate the activities of Dresdner Bank’s direct banking subsidiary Advance Bank into the Allianz Group in 2003. This initiative involves the elimination by mid 2004 of approximately 400 positions, which were also included within the 4,700 positions of the New Dresdner program. All 400 positions had been eliminated as of December 31, 2004.

A summary of the changes in the provision for restructuring for the “New Dresdner” program during the year ended December 31, 2004 is:

	Personnel Costs	Contract Termination Costs	Other	Total
	€ mn	€ mn	€ mn	€ mn
Provisions as of January 1	347	39	3	389
Provisions:
New provisions	—	—	—	—
Additions to existing provisions	93	3	1	97
Release of provisions recognized in previous years	(29)	(14)	(1)	(44)
Release of provisions via payments	(70)	(11)	(2)	(83)
Changes in consolidation	(33)	—	—	(33)
Translation differences	(1)	—	—	(1)
Other	(12)	—	—	(12)

Provisions as of December 31	295	17	1	313

Total restructuring costs incurred to date				582

Total restructuring costs expected to be incurred				13

Turnaround 2003

In September 2002, Dresdner Bank established the Turnaround 2003 program relating to cost-cutting efforts and strategic restructuring. The initiatives involve the elimination of approximately 3,000 positions at Dresdner Bank, including approximately 2,100 positions in the former Corporates & Markets division, 300 positions in the former Private and Business Clients division and 600 positions in the Corporate Other division. The implementation of Turnaround 2003 will be completed in 2005. Approximately 2,950 employees (2003: 2,100 employees) had been terminated pursuant to Turnaround 2003 as of December 31, 2004.

Notes to the Consolidated Financial Statements—(Continued)

A summary of the changes in the provision for restructuring for the Turnaround 2003 program during the year ended December 31, 2004 is as follows:

	Personnel Costs	Contract Termination Costs	Other	Total
	€ mn	€ mn	€ mn	€ mn
Provisions as of January 1	203	3	93	299
Provisions:
New provisions	—	—	—	—
Additions to existing provisions	12	—	10	22
Release of provisions recognized in previous years	(6)	—	(5)	(11)
Release of provisions via payments	(92)	(2)	(21)	(115)
Changes in consolidation	(20)	—	—	(20)
Translation differences	—	—	(5)	(5)
Other	(8)	—	—	(8)

Provisions as of December 31	89	1	72	162

Total restructuring charges incurred to date				561

Total restructuring charges expected to be incurred				—

Other Programs

In February 2003, as part of the continued reorganization of its business structure to focus on core operating divisions, Dresdner Bank publicly announced the closure of its wholly owned subsidiary Lombardkasse AG (or “Lombardkasse”), a broker-dealer specializing in securities custody and clearing transactions. The closure involved the termination of approximately 80 employees. All 80 positions had been eliminated as of December 31, 2003.

In April 2002, as part of our ongoing cost-cutting measures, Dresdner Bank announced the elimination of an additional approximately 200 positions in our former Corporates & Markets division. All 200 of these positions had been eliminated as of December 31, 2002.

In September 2001, Allianz Group announced further restructuring plans relating primarily to subsidiaries of Dresdner Bank AG. The plans involved an aggregate reduction of approximately 1,300 positions throughout the banking operations. Of the 1,300 positions to be eliminated under these plans, approximately 1,280 positions (2003: 1,120 positions) had been eliminated as of December 31, 2004. Also in 2001, Dresdner Bank announced the reorganization of the investment banking division, which was combined with its European corporate banking activities into a single new division. The program led to the elimination of approximately 1,500 positions, primarily in front and back office support functions and was completed at December 31, 2002.

In connection with the acquisition of Dresdner Bank, several restructuring plans established by Dresdner Bank prior to its acquisition by Allianz AG had also been included in the consolidated financial statements of the Allianz Group. These include restructuring plans established by Dresdner Bank in May 2000 related to the reorganization of the German branch network and to other back-office activities in Germany, as well as a restructuring initiative related to its non-European business, primarily concerning the reduction of commercial lending activities outside of Europe. These plans involved an aggregated reduction of approximately 5,000 positions and were completed by December 31, 2004.

Notes to the Consolidated Financial Statements—(Continued)

A summary of the changes in the provision for restructuring for the Other Programs during the year ended December 31, 2004 is:

	Personnel Costs	Contract Termination Costs	Other	Total
	€ mn	€ mn	€ mn	€ mn
Provisions as of January 1	81	37	9	127
Provisions:
New provisions	—	—	—	—
Additions to existing provisions	21	3	—	24
Release of provisions recognized in previous years	(5)	(1)	(1)	(7)
Release of provisions via payments	(61)	(12)	(3)	(76)
Changes in consolidation	(2)	—	—	(2)
Translation differences	—	—	—	—
Other	(3)	—	—	(3)

Provisions as of December 31	31	27	5	63

Total restructuring charges incurred to date				699

Total restructuring charges expected to be incurred				4

23    Other liabilities

	12/31/2004	12/31/2003
	€ mn	€ mn
Funds held under reinsurance business ceded	8,706	8,608
Accounts payable on direct insurance business	8,199	7,813
Accounts payable on reinsurance business	1,694	1,878
Other liabilities	13,234	13,426

Total	31,833	31,725

Accounts payable on direct insurance business and accounts payable on reinsurance are due within one year. Of the remaining other liabilities, €10,884 mn (2003: €8,593 mn) are due within one year, and €2,350 mn (2003: €4,833 mn) are due after more than one year.

Other liabilities primarily include liabilities arising from tax charges on income totaling €1,163 mn (2003: €1,601 mn), interest and rental liabilities amounting to €471 mn (2003: €472 mn), social security liabilities of €241 mn (2003: €197 mn), derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting of €1,254 mn (2003: €933 mn), and unprocessed sales totaling €473 mn (2003: €577 mn). Of the tax liabilities €619 mn (2003: €979 mn) are attributable to taxes on income.

24    Deferred income

This item includes miscellaneous deferred income positions amounting to €2,039 mn (2003: €2,433 mn), which is primarily comprised of accrued interest of €1,737 mn (2003: €1,681 mn).

Notes to the Consolidated Financial Statements—(Continued)

Supplementary Information on the Allianz Group Consolidated Income Statement

25    Premiums earned (net)

	Property-Casualty			Life/Health			Total
Years ended 12/31	Segment	Consolidation adjustments	Group(1)	Segment	Consolidation adjustments	Group(1)	Group(1)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2004
Premiums written
Direct	40,460	—	40,460	20,246	—	20,246	60,706
Assumed	3,320	(794)	2,526	470	(11)	459	2,985

Subtotal	43,780	(794)	42,986	20,716	(11)	20,705	63,691
Ceded	(5,331)	11	(5,320)	(2,045)	794	(1,251)	(6,571)

Net	38,449	(783)	37,666	18,671	783	19,454	57,120

Premiums earned
Direct	40,156	—	40,156	20,174	—	20,174	60,330
Assumed	3,335	(799)	2,536	470	(13)	457	2,993

Subtotal	43,491	(799)	42,692	20,644	(13)	20,631	63,323
Ceded	(5,298)	13	(5,285)	(2,048)	799	(1,249)	(6,534)

Net	38,193	(786)	37,407	18,596	786	19,382	56,789

2003
Premiums written
Direct	40,675	—	40,675	20,002	—	20,002	60,677
Assumed	2,745	(711)	2,034	687	(11)	676	2,710

Subtotal	43,420	(711)	42,709	20,689	(11)	20,678	63,387
Ceded	(5,415)	11	(5,404)	(1,951)	711	(1,240)	(6,644)

Net	38,005	(700)	37,305	18,738	700	19,438	56,743

Premiums earned
Direct	40,111	—	40,111	19,967	1	19,968	60,079
Assumed	2,705	(712)	1,993	687	(11)	676	2,669

Subtotal	42,816	(712)	42,104	20,654	(10)	20,644	62,748
Ceded	(5,539)	11	(5,528)	(1,953)	711	(1,242)	(6,770)

Net	37,277	(701)	36,576	18,701	701	19,402	55,978

(1)	After eliminating intra-Allianz Group transactions between segments.

Notes to the Consolidated Financial Statements—(Continued)

	Property-Casualty			Life/Health			Total
Years ended 12/31	Segment	Consolidation adjustments	Group(1)	Segment	Consolidation adjustments	Group(1)	Group(1)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2002
Premiums written
Direct	40,410	37	40,447	19,998	(37)	19,961	60,408
Assumed	2,883	(788)	2,095	666	(16)	650	2,745

Subtotal	43,293	(751)	42,542	20,664	(53)	20,611	63,153
Ceded	(6,165)	15	(6,150)	(1,996)	789	(1,207)	(7,357)

Net	37,128	(736)	36,392	18,668	736	19,404	55,796

Premiums earned
Direct	39,786	37	39,823	19,998	(37)	19,961	59,784
Assumed	2,907	(788)	2,119	666	(16)	650	2,769

Subtotal	42,693	(751)	41,942	20,664	(53)	20,611	62,553
Ceded	(6,235)	16	(6,219)	(1,989)	788	(1,201)	(7,420)

Net	36,458	(735)	35,723	18,675	735	19,410	55,133

(1)	After eliminating intra-Allianz Group transactions between segments.

26    Interest and similar income

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Securities held-to-maturity	269	329	384
Securities available-for-sale	12,336	12,355	13,747
Real estate used by third parties	974	986	1,141
Lending, money market transactions and loans	6,725	8,079	11,058
Leasing agreements	42	80	141
Other interest-bearing instruments	707	763	1,739

Total	21,053	22,592	28,210

Interest and similar income includes dividend income of €1,150 mn (2003: €1,512 mn; 2002: €1,806 mn).

Net interest margin from the banking business(1)

Years ended 12/31	2004			2003			2002
	Segment	Consolidation adjustments	Group(1)	Segment	Consolidation adjustments	Group(1)	Segment	Consolidation adjustments	Group(1)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest and similar income	6,523	(30)	6,493	8,089	(47)	8,042	13,336	(37)	13,299
Interest expense	(4,223)	60	(4,163)	(5,284)	59	(5,225)	(9,509)	217	(9,292)

Net interest margin	2,300	30	2,330	2,805	12	2,817	3,827	180	4,007
Less loan loss provisions	(344)	—	(344)	(1,014)	—	(1,014)	(2,222)	—	(2,222)

Net interest margin after loan loss provisions	1,956	30	1,986	1,791	12	1,803	1,605	180	1,785

(1)	After eliminating intra-Allianz Group transactions between segments.

Notes to the Consolidated Financial Statements—(Continued)

27    Income (net) from investments in associated enterprises and joint ventures

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Income
Current income	251	35	736
Reversal of impairments	9	5	3
Realized gains from investments in associated enterprises and joint ventures	856	3,966	4,381

Subtotal	1,116	4,006	5,120

Expenses
Impairments	(59)	(237)	—
Realized losses on investments in associated enterprises and joint ventures	(271)	(727)	(708)
Miscellaneous expenses	(9)	(12)	(14)

Subtotal	(339)	(976)	(722)

Total	777	3,030	4,398

In 2004, €749 mn (2003: €3,023 mn; 2002: €4,391 mn) of the income (net) from investments in associated enterprises and joint ventures is attributable to associated enterprises. During 2002, €1,317 mn relates to a series of transactions relating to ordinary shares of Munich Re.

In April 2001, the Allianz Group, Dresdner Bank (an Allianz Group subsidiary as of July 2001), a Dresdner Bank subsidiary and others entered into a series of transactions whereby Allianz Group provided Munich Re shares to be delivered to ERGO Versicherungsgruppe AG (Ergo) shareholders in connection with Munich Re’s acquisition of the minority interest of Ergo pursuant to the public cash and share offers described below. The purpose of this transaction, including all individual agreement components, was to allow Munich Re to acquire Ergo in July 2001 and at the same time achieve the previously agreed reduction in cross-shareholdings between the Allianz Group and Munich Re. Additionally, the transaction structure was designed to come within recently enacted changes in German tax law which took effect as of January 1, 2002, and under which capital gains on the disposal of equity interests were treated as tax-free.

The framework agreement for this transaction (the “Ergo Framework Agreement”) was executed by the Allianz Group and all other parties on April 19, 2001, establishing the basic terms of: (i) a public cash tender offer for shares of Ergo; (ii) parallel share offer by Munich Re for shares of Ergo; (iii) a series of share lending agreements between DME Umtauschgesellschaft (DME) and Dresdner Bank, a Dresdner Bank subsidiary and a third-party entity (the “Lending Agreement”); and (iv) a forward sale agreement between DME and the Allianz Group, pursuant to which DME acquired Munich Re shares to use, in part, in repayment of the shares under the Lending Agreement (the “Forward Sale Agreement”).

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

Based on the specific facts and circumstances of this transaction, under both IFRS and US GAAP, the

Notes to the Consolidated Financial Statements—(Continued)

Allianz Group recorded a sale of the 7,065,563 shares delivered under the Lending Agreement in July 2001 resulting in: (i) derecognition of the 7,065,563 shares of Munich Re; and (ii) recording a 2001 capital gain of €866 mn, before tax and minority interest. The delivery of the 11,213,135 Munich Re shares under the Forward Sale Agreement in January 2002 was recorded as an inter-Allianz Group transfer of 7,065,563 Munich Re shares and a sale of the remaining 4,147,472 Munich Re shares resulting in: (i) derecognition of the 4,147,472 shares of Munich Re; and (ii) recording a 2002 capital gain of €1,317 mn.

28    Other income from investments

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Realized gains on investments
Securities held-to-maturity	—	—	2
Securities available-for-sale	3,612	7,362	7,972
Real estate used by third parties	361	494	670
Other investments	—	12	10

Subtotal	3,973	7,868	8,654
Reversals of impairments on investments
Securities held-to-maturity	—	3	2
Securities available-for-sale	786	2,129	679
Real estate used by third parties	57	2	14
Other investments	—	—	6

Subtotal	843	2,134	701

Total	4,816	10,002	9,355

29    Trading income (net)

Trading income of €2,813 mn for the year ending December 31, 2004 (2003: €243 mn; 2002: €1,507 mn) includes trading income of the Allianz Group’s banking segment totaling €1,502 mn (2003: €1,485 mn; 2002: €1,081 mn) and trading income of the Allianz Group’s property-casualty and life/health insurance segments of €1,301 mn (2003: expense of €1,273 mn; 2002: income of €424 mn).(1)

Trading income of banking segment

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Trading in interest products	771	664	738
Trading in equity products	219	146	(49)
Foreign exchange/precious metals trading	149	358	301
Other trading activities(2)	363	317	91

Total	1,502	1,485	1,081

(1)	After eliminating intra-Allianz Group transactions between segments.
(2)	Other trading activities of the banking segment includes expenses from the application of IAS 39 for the year ending December 31, 2004 totaling €340 mn (2003: €161 mn).

Trading income of the property-casualty and life/health segments is comprised of expenses amounting to €284 mn (2003: expense of €1,359 mn; 2002: income of €412 mn) from derivative financial instruments used by Allianz Group insurance companies for which hedge accounting is not applied under IAS 39 and other trading income of €1,585 mn (2003: €86 mn; 2002: €12 mn).

During the year ended December 31, 2003, equity exposure was substantially reduced through the use of derivatives and direct sales. Futures and put options on indexes were used for hedging purposes that did not meet the criteria for hedge accounting. The change in the fair value of the derivatives of this macro hedge are recognized as trading income in the Allianz Group’s consolidated income statement, while the corresponding changes in the fair value of the underlying equities were directly recognized in the Allianz Group’s consolidated shareholders’ equity. The changes in the fair value of the respective underlying equities were recognized in the Allianz Group’s consolidated income statement only at the time of their realization in the capital market. The use of derivatives for macro hedges that did not meet the criteria for hedge accounting resulted in a loss of €1,351 mn for year ending December 31, 2003.

During the years ended December 31, 2004, 2003 and 2002, gains on derivative financial instruments embedded in exchangeable bonds issued amounted to €6 mn, €2 mn and €387 mn. Also

Notes to the Consolidated Financial Statements—(Continued)

included in trading income are losses totaling €290 mn (2003: €10 mn loss; 2002: €25 mn gain) arising from the use of other derivative financial instruments by Allianz Group insurance companies.

Other trading income of the life/health insurance segments includes income of €1,256 mn related to assets of unit linked contracts that do not meet the criteria for classification as separate account assets.

30    Fee and commission income, and income from service activities

Of total fee and commission income, and income from service activities of €6,823 mn for the year ending December 31, 2004 (2003: €6,060 mn; 2002: €6,102 mn), €2,804 mn (2003: €2,705 mn; 2002: €2,784 mn) is attributable to the Allianz Group’s banking operations and €3,015 mn in 2004 (2003: €2,815 mn; 2002: €2,816 mn) is attributable to the Allianz Group’s asset management operations.(1)

Net fee and commission income from the Allianz Group’s banking operations(1)

Years ended 12/31	2004			2003			2002
	Segment	Consolidation adjustments	Group(1)	Segment	Consolidation adjustments	Group(1)	Segment	Consolidation adjustments	Group(1)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Fee and commission income	3,085	(281)	2,804	2,956	(251)	2,705	2,925	(141)	2,784
Fee and commission expenses	(492)	27	(465)	(504)	43	(461)	(267)	22	(245)

Net fee and commission income	2,593	(254)	2,339	2,452	(208)	2,244	2,658	(119)	2,539

Net fee and commission income from the Allianz Group’s banking operations, by type of business, is comprised of the following(1):

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Securities business	951	1,027	812
Payment transactions	375	372	368
Mergers and acquisitions advisory	155	110	237
Underwriting business (new issues)	95	104	103
Foreign commercial business	63	64	66
Other	700	567	953

Net fee and commission income	2,339	2,244	2,539

Net fee and commission income from the Allianz Group’s asset management operations(1)

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Fee and commission income	3,015	2,815	2,816
Fee and commission expenses	(614)	(520)	(465)

Net fee and commission income	2,401	2,295	2,351

(1)	After eliminating intra-Allianz Group transactions between segments.

Notes to the Consolidated Financial Statements—(Continued)

Net fee and commission income from the Allianz Group’s asset management(1) operations, by type of business, is comprised of the following:

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Management fees	1,256	1,128	1,264
Advisory fees	1,139	1,073	1,091
Other	6	94	(4)

Net fee and commission income	2,401	2,295	2,351

(1)	After eliminating intra-Allianz Group transactions between segments.

31    Other income

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Foreign currency transaction gains	481	1,010	664
Fees	540	729	647
Release of miscellaneous accrued liabilities	202	433	414
Income from reinsurance business	214	254	190
Gains from the disposal of real estate used for own activities and equipment	199	29	115
Income from other assets	199	73	86
Other	721	1,222	855

Total	2,556	3,750	2,971

Notes to the Consolidated Financial Statements—(Continued)

32    Insurance benefits (net)

PROPERTY-CASUALTY(1)

Years ended 12/31	2004			2003			2002
	Segment	Consolidation adjustments	Group(1)	Segment	Consolidation adjustments	Group(1)	Segment	Consolidation adjustments	Group(1)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
GROSS
Claims
Claims paid	27,321	(668)	26,653	29,718	(670)	29,048	30,730	(675)	30,055
Change in loss reserves	722	(6)	716	(423)	(6)	(429)	2,722	(63)	2,659

Subtotal	28,043	(674)	27,369	29,295	(676)	28,619	33,452	(738)	32,714
Change in other reserves
Aggregate policy reserves	436	(169)	267	292	(53)	239	404	(130)	274
Other	52	(3)	49	76	(1)	75	(84)	—	(84)

Subtotal	488	(172)	316	368	(54)	314	320	(130)	190
Expenses for premium refunds	634	(1)	633	(59)	2	(57)	129	65	194

Total	29,165	(847)	28,318	29,604	(728)	28,876	33,901	(803)	33,098

CEDED REINSURANCE
Claims
Claims paid	(3,467)	6	(3,461)	(4,038)	5	(4,033)	(5,277)	7	(5,270)
Change in loss reserves	1,291	(2)	1,289	1,402	3	1,405	327	5	332

Subtotal	(2,176)	4	(2,172)	(2,636)	8	(2,628)	(4,950)	12	(4,938)
Change in other reserves
Aggregate policy reserves	(17)	—	(17)	(38)	—	(38)	(1)	—	(1)
Other	(1)	—	(1)	(4)	—	(4)	9	—	9

Subtotal	(18)	—	(18)	(42)	—	(42)	8	—	8
Expenses for premium refunds	(42)	—	(42)	(3)	—	(3)	(27)	—	(27)

Total	(2,236)	4	(2,232)	(2,681)	8	(2,673)	(4,969)	12	(4,957)

NET
Claims
Claims paid	23,854	(662)	23,192	25,680	(665)	25,015	25,453	(668)	24,785
Change in loss reserves	2,013	(8)	2,005	979	(3)	976	3,049	(58)	2,991

Subtotal	25,867	(670)	25,197	26,659	(668)	25,991	28,502	(726)	27,776
Change in other reserves
Aggregate policy reserves	419	(169)	250	254	(53)	201	403	(130)	273
Other	51	(3)	48	72	(1)	71	(75)	—	(75)

Subtotal	470	(172)	298	326	(54)	272	328	(130)	198
Expenses for premium refunds	592	(1)	591	(62)	2	(60)	102	65	167

Total	26,929	(843)	26,086	26,923	(720)	26,203	28,932	(791)	28,141

(1)	After eliminating intra-Allianz Group transactions between segments.

Notes to the Consolidated Financial Statements—(Continued)

LIFE/HEALTH(1)

Years ended 12/31	2004			2003			2002
	Segment	Consolidation adjustments	Group(1)	Segment	Consolidation adjustments	Group(1)	Segment	Consolidation adjustments	Group(1)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
GROSS
Benefits paid	18,424	(6)	18,418	18,358	(5)	18,353	16,723	(34)	16,689
Change in reserves
Aggregate policy reserves	5,230	—	5,230	5,219	—	5,219	5,805	—	5,805
Other	144	2	146	379	(3)	376	459	(6)	453

Subtotal	23,798	(4)	23,794	23,956	(8)	23,948	22,987	(40)	22,947
Expenses for premium refunds	4,300	(6)	4,294	1,492	(22)	1,470	150	(223)	(73)

Total	28,098	(10)	28,088	25,448	(30)	25,418	23,137	(263)	22,874

CEDED REINSURANCE
Benefits paid	(1,701)	668	(1,033)	(1,938)	670	(1,268)	(1,850)	702	(1,148)
Change in reserves
Aggregate policy reserves	12	169	181	86	54	140	15	130	145
Other	8	9	17	(51)	6	(45)	(268)	63	(205)

Subtotal	(1,681)	846	(835)	(1,903)	730	(1,173)	(2,103)	895	(1,208)
Expenses for premium refunds	(14)	1	(13)	(17)	1	(16)	(21)	3	(18)

Total	(1,695)	847	(848)	(1,920)	731	(1,189)	(2,124)	898	(1,226)

NET
Benefits paid	16,723	662	17,385	16,420	665	17,085	14,873	668	15,541
Change in reserves
Aggregate policy reserves	5,242	169	5,411	5,305	54	5,359	5,820	130	5,950
Other	152	11	163	328	3	331	191	57	248

Subtotal	22,117	842	22,959	22,053	722	22,775	20,884	855	21,739
Expenses for premium refunds	4,286	(5)	4,281	1,475	(21)	1,454	129	(220)	(91)

Total	26,403	837	27,240	23,528	701	24,229	21,013	635	21,648

(1)	After eliminating intra-Allianz Group transactions between segments.

33    Interest and similar expenses

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Deposits	2,128	2,859	3,533
Certificated liabilities	1,385	1,764	4,480

Subtotal	3,513	4,623	8,013
Other interest expenses	1,924	1,938	2,638

Total	5,437	6,561	10,651

The interest expense for certificated liabilities includes €269 mn (2003: €288 mn; 2002: €363 mn) and €155 mn (2003: €171 mn; 2002: €80 mn) for Allianz Finance B.V. and Allianz Finance II B.V., respectively.

Notes to the Consolidated Financial Statements—(Continued)

34    Other expenses from investments

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Realized losses from investments
Securities held-to-maturity	1	3	4
Securities available-for-sale	1,332	5,018	8,063
Real estate used by third parties	52	102	131
Other investment securities	—	2	6

Subtotal	1,385	5,125	8,204

Impairments from investments
Securities held-to-maturity	4	10	31
Securities available-for-sale	445	4,412	6,287
Real estate used by third parties	653	30	104
Other investment securities	—	4	11

Subtotal	1,102	4,456	6,433
Depreciation on real estate used by third parties	258	267	229

Total	2,745	9,848	14,866

35    Loan loss provisions

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Additions to allowances including direct impairments	1,439	2,200	3,128
Amounts released	(973)	(1,103)	(817)
Recoveries on loans previously impaired	(112)	(70)	(70)

Loan loss provisions	354	1,027	2,241

Notes to the Consolidated Financial Statements—(Continued)

36    Acquisition costs and administrative expenses

Acquisition costs and administrative expenses are comprised of the following:

Years ended 12/31	2004			2003			2002
	Segment	Consolidation adjustments	Group1)	Segment	Consolidation adjustments	Group1)	Segment	Consolidation adjustments	Group1)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
PROPERTY–CASUALTY1)
Acquisition costs
Payments	6,813	—	6,813	6,676	—	6,676	6,974	4	6,978
Less commissions and profit received on reinsurance business ceded	(864)	3	(861)	(920)	2	(918)	(1,004)	3	(1,001)
Change in deferred acquisition costs	(168)	(31)	(199)	(247)	42	(205)	(197)	3	(194)

Total acquisition costs	5,781	(28)	5,753	5,509	44	5,553	5,773	10	5,783
Administrative expenses	3,849	(42)	3,807	4,002	(95)	3,907	4,218	(117)	4,101

Underwriting costs (net)	9,630	(70)	9,560	9,511	(51)	9,460	9,991	(107)	9,884
Expenses for management of investments	374	(27)	347	461	(28)	433	530	(20)	510

Total acquisition costs and administrative expenses	10,004	(97)	9,907	9,972	(79)	9,893	10,521	(127)	10,394

LIFE/HEALTH1)
Acquisition costs
Payments	4,413	—	4,413	3,900	—	3,900	3,978	(3)	3,975
Less commissions and profit received on reinsurance business ceded	(241)	73	(168)	(247)	52	(195)	(295)	116	(179)
Change in deferred acquisition costs	(1,537)	—	(1,537)	(1,768)	—	(1,768)	(1,437)	(1)	(1,438)

Total acquisition costs	2,635	73	2,708	1,885	52	1,937	2,246	112	2,358
Administrative expenses	1,270	(3)	1,267	1,307	(2)	1,305	1,364	(6)	1,358

Underwriting costs (net)	3,905	70	3,975	3,192	50	3,242	3,610	106	3,716
Expenses for management of investments	494	(125)	369	521	(107)	414	653	(100)	553

Total acquisition costs and administrative expenses	4,399	(55)	4,344	3,713	(57)	3,656	4,263	6	4,269

1)	After eliminating intra-Allianz Group transactions between segments.

Years ended 12/31	2004			2003			2002
	Segment	Consolidation adjustments	Group1)	Segment	Consolidation adjustments	Group1)	Segment	Consolidation adjustments	Group1)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
BANKING1)
Personnel expenses	3,325	—	3,325	3,637	(1)	3,636	4,335	—	4,335
Operating expenses	2,191	(57)	2,134	2,449	(33)	2,416	2,979	3	2,982
Fee and commission expenses	492	(27)	465	504	(43)	461	267	(22)	245

Total acquisition costs and administrative expenses	6,008	(84)	5,924	6,590	(77)	6,513	7,581	(19)	7,562

ASSET MANAGEMENT1)
Personnel expenses	1,148	—	1,148	1,219	—	1,219	1,337	—	1,337
Operating expenses	314	(11)	303	325	(9)	316	491	(16)	475
Fee and commission expenses	918	(304)	614	756	(236)	520	645	(180)	465

Total acquisition costs and administrative expenses	2,380	(315)	2,065	2,300	(245)	2,055	2,473	(196)	2,277

1)	After eliminating intra–Allianz Group transactions between segments.

Notes to the Consolidated Financial Statements—(Continued)

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

All personnel and operating expenses in banking business are reported under acquisition costs and administrative expenses.

37    Other expenses

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Overhead expenses	1,027	1,129	1,279
Restructuring charges	347	942	261
Foreign currency transaction losses	336	676	624
Expense of transferring or increasing miscellaneous or accrued liabilities	390	671	648
Expenses for service activities	466	577	525
Fees	582	388	286
Expenses resulting from reinsurance business	343	348	541
Amortization and impairments of intangible assets	141	261	308
Direct charge to policy reserve	95	171	256
Amortization of capitalized loyalty bonuses to senior management of PIMCO Group	125	137	155
Fire protection tax	113	118	104
Interest on accumulated policyholder dividends	103	108	110
Expenses for assistance to victims under joint and several liability and road casualties	101	97	117
Other	1,009	1,773	884

Total	5,178	7,396	6,098

38    Taxes

The Allianz Group’s earnings from ordinary activites before income taxes and minority interests is composed of the following:

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Germany	1,092	880	(960)
Other countries	4,038	1,926	(747)

Total	5,130	2,806	(1,707)

Taxes are comprised of the following for the years ended December 31:

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Current taxes
Germany	373	660	160
Other countries	930	850	684

Subtotal	1,303	1,510	844
Deferred taxes
Germany	12	(1,204)	(571)
Other countries	359	(215)	(1,154)

Subtotal	371	(1,419)	(1,725)

Total income taxes	1,674	91	(881)
Other taxes	53	55	74

Total	1,727	146	(807)

The 2004 current income tax expense included a charge of €17 mn (2003: charge of €531 mn) related to prior periods.

Of the deferred tax charge for the reporting year, €68 mn (2003: income of €256 mn) are attributable to the recognition of deferred taxes on temporary differences. The change of applicable tax rates due to changes in tax law produced deferred tax income of €39 mn (2003: €26 mn).

The tax rates used in the calculation of the Allianz Group deferred taxes are the applicable national rates, which in 2004 and 2003 ranged from 12.5% to 46.1%. Changes to tax rates already adopted on December 31, 2004, are taken into account. For reasons of commensurability and because of the Allianz Group’s current tax loss situation in Germany, the Allianz Group refrained

Notes to the Consolidated Financial Statements—(Continued)

from applying the increased corporate tax rate of 26.5%, which was adopted as part of the Flood Victim Solidarity Act and concerns the year 2003 only.

Tax deferrals are recognized if a future reversal of the difference is expected. Deferred taxes on losses carried forward are recognized as an asset to the extent sufficient future taxable profits are available for realization. In 2004 a deferred tax charge of €129 mn (2003: €0 mn) was recognized due to a devaluation of deferred tax assets on tax losses carried forward. Due to the use of tax losses carried forward for which no deferred tax asset was recognized, the current income tax charge diminished by €193 mn (2003: €33 mn). The recognition of deferred tax assets on losses carried forward from earlier periods, for which no deferred taxes had yet been recognized or which had been devalued resulted in a deferred tax income of €87 mn (2003: income of €443 mn).

The non-recognition of deferred taxes on tax losses for the current fiscal year increased tax charges by €83 mn (2003: €254 mn). The above mentioned effects are shown in the reconciliation statement as “effects of tax losses”.

Unused tax losses carried forward at December 31, 2004 of €16,566 mn (2003: €17,633 mn) result in recognition of deferred tax assets to the extent there is sufficient certainty that the unused tax losses will be utilized. €11,097 mn (2003: €11,301 mn) of the tax losses carried forward can be utilized without time limitation.

Losses carried forward are scheduled according to their expiry periods as follows:

Years ending	€ mn
2005	135
2006	278
2007	222
2008	629
2009	308
2010	19
2011	47
2012	11
2013	6
2014	4
>10 years	3,810
Unrestricted	11,097

Total	16,566

The recognized income tax charge for 2004 is €154 mn (2003: lower than expected by €782 mn; 2002: lower than expected by €335 mn) higher than the expected income tax charge. The following table shows the reconciliation of the expected income tax charge of the Allianz Group with the effectively recognized tax charge. The Allianz Group’s reconciliation is a summary of the individual company-related reconciliations, which are based on the respective country-specific tax rates after consolidation effects are taken into account.

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Expected income tax rate	29.6%	31.1%	32.0%

Expected income tax charge/(credit)	1,520	873	(546)
Municipal trade tax and similar taxes	234	(216)	(139)
Net tax exempt income	(369)	(1,541)	(1,359)
Amortization of goodwill	296	437	285
Effects of tax losses	(68)	(222)	801
Effects of German tax law changes	—	767	—
Other tax settlements	61	(7)	77

Effective income tax charge/(credit)	1,674	91	(881)

Effective tax rate (benefit)	32.6%	3.2%	(51.6)%

The tax rate for domestic Allianz Group companies applied in the reconciliation includes corporate tax and the solidarity surcharge and amounts to 26.38% (2003: 27.96%).

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

Notes to the Consolidated Financial Statements—(Continued)

Due to the “moratorium” introduced by the “bill on the reduction of tax privileges”, the dividend distribution proposed for fiscal 2004 and 2003 does not lead to a reduction of corporate taxes for 2004 and 2003 (2002: reduction of €62 mn).

Deferred tax assets and liabilities are comprised of the following balance sheet headings:

	12/31/2004	12/31/2003
	€ mn	€ mn
Deferred tax assets
Intangible assets	308	127
Investments	1,517	1,606
Trading assets	186	415
Deferred acquisition costs	254	254
Tax losses carried forward	6,172	6,761
Other assets	1,484	1,462
Insurance reserves	3,128	2,866
Pensions and similar reserves	291	373
Other liabilities	1,304	1,508

Total deferred tax assets	14,644	15,372

Valuation allowance for deferred tax assets on tax losses carried forward	(835)	(1,008)

Net deferred tax assets	13,809	14,364

Deferred tax liabilities
Intangible assets	630	638
Investments	4,518	3,601
Trading assets	990	1,210
Deferred acquisition costs	2,622	2,375
Other assets	926	811
Insurance reserves	2,539	2,547
Pensions and similar reserves	72	28
Other liabilities	2,189	2,299

Total deferred tax liabilities	14,486	13,509

Net deferred tax (liability)/asset	(677)	855

Deferred tax charge included in shareholders’ equity in 2004 amounted to €733 mn (2003: charge of €427 mn).

Management of the Allianz Group believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize its deferred tax assets.

Allianz Life of North America Company (ALONA) has been under audit by the Internal Revenue Service (IRS) for the years ended December 31, 1991 through 1997. During the fourth quarter of 2004, ALONA and the IRS agreed on a proposed settlement of all open issues for those years. The agreement must be approved by the Joint Committee on Taxation and would result in a tax refund. The approval and resulting refund are anticipated to be final in 2005 and is expected to be material to the Allianz Group’s consolidated financial statements.

Notes to the Consolidated Financial Statements—(Continued)

39    Supplementary information on insurance business

Investments(1)

	Property-Casualty		Life/Health		Total
	2004	2003	2004	2003	2004	2003
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Real estate
Used by third parties	3,535	3,388	5,613	6,016	9,148	9,404
Used by Allianz Group	2,593	1,868	1,140	1,042	3,733	2,910

Total real estate	6,128	5,256	6,753	7,058	12,881	12,314
Investments in associated enterprises and joint ventures	1,061	1,487	1,747	1,734	2,808	3,221
Loans	2,953	2,520	19,461	18,780	22,414	21,300
Other securities
Held-to-maturity	619	389	4,437	4,174	5,056	4,563
Available-for-sale	73,829	69,641	206,928	185,693	280,757	255,334
Trading assets	629	1,363	27,809	1,460	28,438	2,823

Total other securities	75,077	71,393	239,174	191,327	314,251	262,720
Other investments	5,888	10,578	1,709	2,078	7,597	12,656

Total	91,107	91,234	268,844	220,977	359,951	312,211

(1)	Presentation of investments is made in conformity with the European Union (EU) insurance accounting guideline and after eliminating intra-Allianz Group transactions between segments.

Investment income(1)

	Property-Casualty			Life/Health			Total
Years ended 12/31	2004	2003	2002	2004	2003	2002	2004	2003	2002
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Income from investments
Current income	3,782	3,805	4,755	10,648	10,924	10,862	14,430	14,729	15,617
Income from revaluations	548	779	1,137	2,198	1,554	618	2,746	2,333	1,755
Realized investment gains	2,562	7,895	6,602	2,716	4,446	5,487	5,278	12,341	12,089

Subtotal	6,892	12,479	12,494	15,562	16,924	16,967	22,454	29,403	29,461
Investment expenses
Amortization and impairments on investments	(936)	(2,338)	(2,563)	(801)	(2,568)	(3,327)	(1,737)	(4,906)	(5,890)
Realized investment losses	(903)	(3,362)	(1,887)	(1,130)	(4,641)	(6,595)	(2,033)	(8,003)	(8,482)
Investment management, interest charges and other investment expenses	(696)	(885)	(1,131)	(344)	(390)	(550)	(1,040)	(1,275)	(1,681)

Subtotal	(2,535)	(6,585)	(5,581)	(2,275)	(7,599)	(10,472)	(4,810)	(14,184)	(16,053)

Total	4,357	5,894	6,913	13,287	9,325	6,495	17,644	15,219	13,408

(1)	Presentation of investment income is made in conformity with the European Union (EU) insurance accounting guideline and after eliminating intra-Allianz Group transactions between segments.

Notes to the Consolidated Financial Statements—(Continued)

40    Supplementary information on banking business(1)

Subordinated assets

Assets are recorded as subordinated assets if, in the event of liquidation or bankruptcy, the related claim cannot be realized before the claims of other creditors are realized.

	2004	2003
	€ mn	€ mn
Loans and advances to banks	2	10
Loans and advances to customers	142	77
Trading assets
Other debt issuers	21	92
Equities and other non-fixed-income securities	4	6
Investment securities
Equities and other non-fixed-income securities	30	22
Other debt issuers	17	75

Subordinated Assets	216	282

(1)	After eliminating intra-Allianz Group transactions between segments.

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

	USD	GBP	Other	Total 2004	Total 2003
	€ mn	€ mn	€ mn	€ mn	€ mn
Balance sheet items
Assets	113,447	38,247	30,210	181,904	158,496
Liabilities	113,120	39,686	33,722	186,528	168,103

Collateral pledged for own liabilities of banking operations

For the following liabilities and contingencies, assets having the values indicated below were pledged as collateral:

	12/31/2004	12/31/2003
	€ mn	€ mn
Liabilities to banks	102,843	108,925
Liabilities to customers	43,303	55,578
Contingent liabilities	—	7
Other commitments	1,719	431

Total collateralized liabilities	147,865	164,941

The following table presents the assets pledged as collateral for the above liabilities and contingencies:

	12/31/2004	12/31/2003
	€ mn	€ mn
Loans and advances to banks	6,599	37,943
Loans and advances to customers	6,380	22,681
Trading assets	134,340	104,123
Investment securities	546	187
Property and equipment	—	7

Total value of collateral pledged	147,865	164,941

Notes to the Consolidated Financial Statements—(Continued)

Structure of residual terms for banking operations

The following presents loans and advances and liabilities in the Allianz Group’s banking operations according to their final maturity or call dates.

	Maturity at 12/31/2004
	Total	Up to 3 months	> 3 months to 1 year	> 1 year to 5 years	More than 5 years
	€ mn	€ mn	€ mn	€ mn	€ mn
Assets
Loans and advances to banks	117,449	83,178	30,462	3,576	233
Loans and advances to customers(1)	170,474	74,999	19,688	38,385	37,402

Total assets	287,923	158,177	50,150	41,961	37,635

Liabilities
Participation certificates and subordinated liabilities	7,815	56	513	3,847	3,399
Term liabilities to banks(2)	174,987	154,860	10,004	5,665	4,458
Liabilities to customers(2)
Savings deposits and home-loan savings deposits	5,345	1,370	3,793	147	35
Other terms liabilities to customers	101,833	88,461	5,707	1,809	5,856
Certificated liabilities	47,060	18,650	8,390	17,048	2,972

Total liabilities	337,040	263,397	28,407	28,516	16,720

(1)	Loans and advances to customers with a residual term of up to 3 months include €9,837 mn of undated claims. These claims include credit lines available until further notice, overdraft facilities, called or overdue loans, unauthorized overdrafts, call money and internal account balances.
(2)	Excluding balances payable on demand.

Trustee business in banking operations

The following presents trustee business within the Allianz Group’s banking operations not recorded in the balance sheet as of December 31:

	2004	2003
	€ mn	€ mn
Loans and advances to banks	3,920	3,426
Loans and advances to customers	1,889	2,319
Investment securities	950	828

Total assets(1)	6,759	6,573

Liabilities to banks	1,044	997
Liabilities to customers	5,715	5,576

Total liabilities	6,759	6,573

(1)	Including €5,016 mn (2003: €5,101 mn) of trustee loans.

Other banking information

The Allianz Group had deposits that have been reclassified as loan balances of €8,555 mn (2003: €5,829 mn) and deposits with related parties of €2,441 mn (2003: €2,223 mn) at December 31, 2004. The Allianz Group received no deposits on terms other than those available in the normal course of banking operations. An amount of €196 mn (2003: €134 mn) eligible for refinancing with the central bank is held in cash funds.

The aggregate amount of certificates of deposit and other time deposits in the amount of €100,000 or more issued by the Allianz Group’s German offices at December 31, 2004 was €77,498 mn, including banks and customers (2003: €92,876 mn).

The aggregate amount of time deposits in the amount of €100,000 or more issued by the Allianz Group’s non-German offices at December 31, 2004 was €26,505 mn, including banks and customers (2003: €57,904 mn).

Notes to the Consolidated Financial Statements—(Continued)

41    Derivative financial instruments

Use, treatment and reporting of derivative financial instruments

Derivatives derive their fair values from one or more underlying assets or specified reference values.

Examples of derivatives include contracts for future delivery in the form of futures or forwards, options on shares or indices, interest rate options such as caps and floors, and swaps relating to both interest rates and non-interest rate markets. The latter include agreements to exchange previously defined assets or payment series.

Derivatives used by individual enterprises in the Allianz Group comply with the relevant supervisory regulations and the Allianz Group’s own internal guidelines. The Allianz Group’s investment and monitoring rules exceed regulations imposed by supervisory authorities. In addition to local management supervision, comprehensive financial and risk management systems are in force across the Allianz Group. Risk management is an integral part of the Allianz Group’s controlling process that includes identifying, measuring, aggregating and managing risks. Risk management objectives are implemented at both the Allianz Group level and by the local operational units. The use of derivatives is one key strategy used by the Allianz Group to manage its market and investment risks.

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

Within the Allianz Group’s banking business, derivatives are used both for trading purposes and to hedge against movements in interest rates, currency rates and other price risks of the Allianz Group’s investments, loans, deposit liabilities and other interest-sensitive assets and liabilities.

Market and counterparty risks arising from the use of derivative financial instruments are subject to control procedures. Credit risks related to counterparties are assessed by calculating gross replacement values. Market risks are monitored by means of up-to-date value-at-risk calculations and stress tests and limited by specific stop-loss limits.

The counterparty settlement risk is virtually excluded in the case of exchange-traded products, as these are standardized products. By contrast, over-the-counter (OTC) products, which are individually traded contracts, carry a theoretical credit risk amounting to the replacement value. The Allianz Group therefore closely monitors the credit rating of counterparties for OTC derivatives. In the derivatives portfolios of the Allianz Group’s banking operations 96 % of the positive replacement values, which are essential for assessing counterparty risk, involve counterparties with “investment grade” ratings. To reduce the counterparty risk from trading activities, so-called cross-product netting master agreements with the business partners are established. In the case of a defaulting counterparty, netting makes it possible to offset claims and liabilities not yet due.

The following tables show the distribution of derivative positions on the Allianz Group’s consolidated balance sheet date between its insurance segments and banking and asset management segments.

Notes to the Consolidated Financial Statements—(Continued)

Property-Casualty and Life/Health Insurance Segments

Derivative financial instruments in the Property-Casualty and Life/Health insurance segments:

	Maturity by notional amount			12/31/2004			12/31/2003
	Up to 1 year	1–5 years	Over 5 years	Notional principal amounts	Positive market values	Negative market values	Notional principal amounts	Positive market values	Negative market values
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest rate contracts, consisting of:
OTC
Swaps	238	2,226	3,003	5,467	143	(113)	4,319	96	(84)
Swaptions	50	56	400	506	18	(2)	3,636	14	—
Caps	—	7,262	6,746	14,008	1	(87)	10,155	3	(50)
Futures	50	—	—	50	—	—	—	—	—
Options	—	—	247	247	4	—	325	—	(4)
Exchange traded
Futures	16	—	—	16	1	—	—	—	—
Options	—	—	20	20	—	—	20	—	(1)

Total interest rate contracts	354	9,544	10,416	20,314	167	(202)	18,455	113	(139)

Equity index contracts, consisting of:
OTC
Forwards	630	19	—	649	30	(18)	75	14	(2)
Swaps	796	116	—	912	—	(1)	1,347	—	(25)
Options	23,174	4,621	275	28,070	525	(2,092)	20,384	650	(1,366)
Warrants	—	—	—	—	—	—	60	5	(1)
Exchange traded
Futures	475	—	—	475	5	(2)	299	3	(7)
Options	3,379	1,090	—	4,469	5	(33)	4,103	9	(31)
Forwards	—	—	—	—	—	—	989	375	—
Warrants	2	18	—	20	48	—	3	3	—

Total equity index contracts	28,456	5,864	275	34,595	613	(2,146)	27,260	1,059	(1,432)

Foreign exchange contracts, consisting of:
OTC
Forwards	1,565	—	—	1,565	22	(15)	1,712	22	(52)
Swaps	964	58	88	1,110	175	—	1,388	157	(8)
Options	22	—	—	22	1	—	—	—	—

Total foreign exchange contracts	2,551	58	88	2,697	198	(15)	3,100	179	(60)

Credit contracts, consisting of:
OTC
Options	5	—	—	5	—	—	—	—	—
Swaps	92	90	183	365	5	(1)	48	10	(7)

Total credit contracts	97	90	183	370	5	(1)	48	10	(7)

Total	31,458	15,556	10,962	57,976	983	(2,364)	48,863	1,361	(1,638)

Included under equity index option contracts are equity indexed annuities with negative fair values of €2,039 mn and guaranteed minimum income benefits/guaranteed minimum death benefits with a positive fair value of €37 mn.

The major exposures in equity contracts are in the form of options used for hedging the Allianz Group’s insurance portfolio against market fluctuations. In managing interest rate risk, long-term interest income is primarily controlled by the use of interest rate caps. In addition, exchange rate fluctuations are hedged by synthetically transforming financial assets and liabilities in foreign currencies into Euro-denominated financial instruments through foreign exchange deals and currency swaps.

Notes to the Consolidated Financial Statements—(Continued)

Banking and Asset Management Segments

Derivative financial instruments in the Banking and Asset Management segments:

	Maturity by notional amount			12/31/2004			12/31/2003
	Up to 1 year	1–5 years	Over 5 years	Notional principal amounts	Positive market values	Negative market values	Notional principal amounts	Positive market values	Negative market values
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest rate contracts, consisting of:
OTC
Forwards	96,462	9,326	—	105,788	25	(31)	99,794	35	(30)
Swaps	978,486	793,110	735,933	2,507,529	47,217	(45,823)	2,582,517	37,403	(35,519)
Swaptions	31,435	25,891	25,912	83,238	720	(1,708)	63,584	597	(1,472)
Caps	14,493	27,544	8,420	50,457	84	(73)	56,695	267	(120)
Floors	28,410	19,377	5,354	53,141	469	(313)	34,048	479	(376)
Options	650	236	112	998	21	(10)	1,765	17	(2)
Other	12,771	162	793	13,726	2	(89)	466	6	(28)
Exchange traded
Futures	108,002	12,576	—	120,578	64	(25)	109,557	8	(7)
Options	28,846	—	—	28,846	2	(9)	39,723	14	(9)
Swaps	—	—	—	—	—	—	10	—	—

Total interest rate contracts	1,299,555	888,222	776,524	2,964,301	48,604	(48,081)	2,988,159	38,826	(37,563)

Equity index contracts, consisting of:
OTC
Swaps	8,022	2,436	523	10,981	543	(686)	10,172	617	(564)
Options	77,448	187,624	8,800	273,872	3,647	(4,220)	128,033	3,731	(4,421)
Forwards	—	55	—	55	—	(1)	—	—	—
Warrants	—	—	20	20	1	—	20	2	—
Other	13	53	—	66	5	(8)	107	5	(11)
Exchange traded
Futures	8,953	—	17	8,970	8	(33)	9,526	1	(38)
Options	39,554	20,857	2,322	62,733	1,734	(1,749)	50,869	1,517	(1,677)

Total equity index contracts	133,990	211,025	11,682	356,697	5,938	(6,697)	198,727	5,873	(6,711)

Foreign exchange contracts, consisting of:
OTC
Forwards	398,677	7,044	137	405,858	7,312	(8,047)	291,518	6,237	(8,393)
Swaps	13,981	44,082	16,095	74,158	5,020	(4,501)	257,978	5,578	(4,025)
Options	139,565	20,048	5,505	165,118	3,837	(4,345)	100,166	1,351	(2,032)
Exchange traded
Futures	1,518	106	—	1,624	17	(10)	1,215	13	(9)
Forwards	—	—	—	—	—	—	—	6	—

Total foreign exchange contracts	553,741	71,280	21,737	646,758	16,186	(16,903)	650,877	13,185	(14,459)

Credit contracts, consisting of:
OTC
Credit default swaps	20,674	190,370	49,019	260,063	1,690	(1,523)	80,406	979	(981)
Total return swaps	2,157	2,631	2,898	7,686	747	(1,318)	4,092	343	(813)

Total credit contracts	22,831	193,001	51,917	267,749	2,437	(2,841)	84,498	1,322	(1,794)

Other contracts, consisting of:
OTC
Precious metals	2,692	2,093	809	5,594	234	(196)	6,352	417	(344)
Other	3,051	756	77	3,884	26	(24)	1,132	131	(122)
Exchange traded
Futures	530	109	—	639	—	—	6	—	—
Options	75	—	—	75	1	—	65	—	(4)

Total other	6,348	2,958	886	10,192	261	(220)	7,555	548	(470)

Total	2,016,465	1,366,486	862,746	4,245,697	73,426	(74,742)	3,929,816	59,754	(60,997)

Notes to the Consolidated Financial Statements—(Continued)

The primary derivative financial instruments used include interest rate derivatives, in particular interest rate swaps which are primarily entered into during the course of trading activities by our banking companies.

The Allianz Group principally uses fair value hedging. Important hedging instruments used by banking entities are interest rate swaps and forwards and currency swaps and forwards. Hedging instruments may be implemented for individual transactions (micro hedge) or for a portfolio of similar assets or liabilities (portfolio hedge).

The interest rate swaps used by banking entities in fair value hedges of the interest rate risk of certificated and subordinated liabilities had a total net fair value as of December 31, 2004 of €707 mn (2003: €453 mn). Thereof, interest rate swaps with a positive fair value of €744 mn (2003: €499 mn) are recorded in the Allianz Group’s consolidated balance sheet in other assets, and interest rate swaps with a negative fair value of €37 mn (2003: €46 mn) are recorded in other liabilities. During 2004, the fair value of the interest rate swaps decreased by €5 mn (2003: €140 mn), whereas the certificated and subordinated liabilities hedged increased in fair value by €13 mn (2003: €159 mn), resulting in a net ineffectiveness of the hedge of €8 mn (2003: €19 mn) that is recognized in the Allianz Group’s consolidated income statement as interest and similar income. For detailed information about certificated and subordinated liabilities, see Note 16 and Note 20, respectively.

The derivative financial instruments used for all fair value hedges of the Allianz Group had a total negative fair value at December 31, 2004 of €282 mn (2003: €55 mn). Ineffectiveness in fair value hedge transactions led to a net realized loss of €10 mn (2003: net realized gain of €1 mn) and was classified consistently with the respective hedged item; €1 mn (2003: €2 mn) was excluded from the assessment of hedge effectiveness.

In 2004, cash flow hedges were used to hedge variable cash flows exposed to interest rate fluctuations. As of December, 31, 2004 the interest rate swaps utilized had a negative fair value of €4 mn (2003: €5 mn) other reserves in shareholders’ equity increased by €0.3 mn (2003: decrease €41 mn). Ineffectiveness of the cash flow hedges led to net realized losses of €0.5 mn (2003: €4 mn) in 2004.

As of December 31, 2002, foreign exchange hedging transactions in the form of foreign currency forwards with a total fair value of €107 mn were outstanding with respect to hedges of currency risks related to a net investment in a foreign entity. This hedging strategy was terminated in the second quarter of 2003. Total unrealized gains of €182 mn related to this hedging strategy remain in other reserves.

Derivative Financial Instruments Indexed to Allianz AG’s stock

The Allianz Group enters into various types of option contracts indexed to Allianz AG shares with third-parties, both as a hedge of Allianz Group’s future obligations under its Stock Appreciation Right incentive plans (SARs) and in connection with various banking products offered by the Dresdner Bank Group.

Notes to the Consolidated Financial Statements—(Continued)

The following table summarizes these option positions:

		Maturity at 12/31/2004			Settlement at 12/31/2004		Fair value	Weighted- average strike price
	Total Allianz AG shares	Up to 1 year	1–5 years	More than 5 years	of which cash settled	of which share settled
							€ mn	€ mn
SARs
Long calls options/warrants	3,163,416	—	1,413,416	1,750,000	3,163,416	—	68	171
Forward purchase contracts	1,890,160	1,890,160	—	—	1,890,160	—	29	83
Banking activities
Long calls options/warrants	9,814,214	6,381,726	3,432,488	—	9,553,724	260,490	62	150
Long puts options/warrants	5,079,025	2,752,537	2,326,488	—	4,713,500	365,525	31	82
Short calls options/warrants	10,008,252	7,582,051	2,426,201	—	9,920,752	87,500	(58)	142
Short puts options/warrants	5,158,943	2,608,033	2,550,910	—	4,621,443	537,500	(23)	78

The above contracts are all accounted for as trading assets and liabilities, respectively, and are thus carried at fair value with changes in fair value recorded in earnings.

42    Fair value

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

The Allianz Group uses the following methods and assumptions to determine fair values:

Cash and cash equivalents The carrying amount corresponds to the fair value due to its short-term nature.

Investments (including trading assets and liabilities) The fair value of fixed-term securities is based on market prices, provided these are available. If fixed-term securities are not actively traded, their fair value is determined on the basis of valuations by independent data suppliers. The fair value of equities is based on their stock-market prices. The carrying amount and the fair value for fixed-term securities and equities do not include the fair value of derivative contracts used to hedge the related fixed-term securities and equities.

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

Loans and advances to banks and customers The fair value of loans is calculated using the discounted cash flow method. This method uses the effective yield of similar debt instruments. Where there is doubt regarding the repayment of the loan,

Notes to the Consolidated Financial Statements—(Continued)

the anticipated cash flows are discounted using a reasonable discount rate and include a charge for an element of uncertainty in cash flows.

Separate account assets and separate account liabilities The fair values of separate account assets were determined using the market value of the underlying investments. Fair values of separate accounts liabilities are equal to the fair value of the separate account assets.

Investment contracts with policyholders Fair values for investment and annuity contracts were determined using the cash surrender values of the policyholders’ and contract holders’ accounts.

Participation certificates, subordinated liabilities, and certificated liabilities The fair value of bonds and loans payable is estimated using discounted cash flow analyses, using interest rates currently offered for similar loans and other borrowings.

The following table presents the carrying amount and estimated fair value of the Allianz Group’s financial instruments:

	12/31/2004		12/31/2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	€ mn	€ mn	€ mn	€ mn
Financial assets
Securities held-to-maturity	5,179	5,387	4,683	4,832
Securities available-for-sale	302,144	302,144	277,871	277,871
Cash and cash equivalents	15,628	15,628	25,528	25,528
Loans and advances to banks and customers	314,786	316,740	320,770	321,219
Trading assets	220,001	220,001	146,154	146,154
Separate account assets	15,851	15,851	32,460	32,460
Derivative financial instruments included in other assets	969	969	868	868

Financial liabilities
Investment contracts with policyholders	85,863	83,565	55,148	54,384
Separate account liabilities	15,848	15,848	32,460	32,460
Liabilities to banks and customers	348,628	348,555	333,044	332,939
Certificated liabilities, participation certificates and subordinated liabilities	71,001	72,903	75,568	77,009
Trading liabilities	102,141	102,141	84,835	84,835
Derivative financial instruments included in other liabilities	1,254	1,254	933	933

43    Related party transactions

Allianz Group companies maintain various types of ordinary course business relations (particularly in the area of insurance, banking and asset management) with related enterprises. In particular, the business relations with associated companies, which are active in the insurance business, take on various forms and may also include special service, computing, reinsurance, cost-sharing and asset management agreements, whose terms are deemed appropriate by management. Similar relationships may exist with pension funds, foundations, joint ventures and companies, which provide services to Allianz Group companies.

The following relates to material business relationships with associated enterprises and enterprises in which the Allianz Group held an ownership interest of between 10% and 20% during the last fiscal year and to enterprises which held such an ownership interest in Allianz AG as well as to transactions with associated individuals.

Notes to the Consolidated Financial Statements—(Continued)

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München (Munich Re)

In prior years, Allianz AG described Munich Re as a related party, primarily as a result of significant mutual cross-shareholdings, mutual board interlocks and important contractual relationships. Each of these factors has changed significantly in recent years, as described below.

Allianz Group reduced its ownership interest in Munich Re’s share capital during the first quarter 2003 to below 20%. Consequently, Munich Re was as of that time no longer accounted for as an associated company of the Allianz Group. During the fiscal year 2003, the Allianz Group further reduced its ownership interest in Munich Re and as of December 31, 2003 held only approximately 12.4% of Munich Re’s share capital. On March 2, 2004 the Allianz Group reduced its ownership interest in Munich Re’s share capital to approximately 9.4%. Consequently, Allianz’s interest in Munich Re was no longer considered as a participation pursuant to German insurance group solvency rules. As of December 31, 2004 Allianz Group’s ownership interest in Munich Re was approximately 9.8% (the strategic holdings remained at approximately 9.4%).

Munich Re also reduced its ownership interest in Allianz AG during 2003, and held as of December 31, 2003 approximately 12.2% of Allianz AG’s share capital, or approximately 12.8% of the outstanding shares as of this date. Further reductions occurred during the fiscal year 2004. On August 6, 2004, Munich Re reduced its shareholding in Allianz AG to below 10%. Afterwards, further reductions occurred and Munich Re held as of December 31, 2004 approximately 9.0% of the share capital of Allianz AG or approximately 9.4% of the outstanding shares of Allianz AG as of this date.

In the past, the relationship between Allianz AG and Munich Re was set forth in an agreement called “Principles of Cooperation” of May 2000. After several transactions during the previous fiscal years, in particular the reduction of mutual participations in other insurance companies and the reduction of the mutual cross-shareholdings, this agreement became irrelevant and was formally canceled with effect from December 31, 2003. Certain provisions regarding ordinary course quota share reinsurance remain in effect, as noted below.

In light of the above described material changes in the relationship between Allianz Group and Munich Re, in particular the significant reduction of the mutual shareholdings to below 10%, the cancellation of the “Principles of Cooperation” agreement and the termination of mutual board interlocks, we no longer consider Munich Re as a related party.

As Munich Re is one of the biggest reinsurers in the world, the reinsurance relationship between companies of the Allianz Group and Munich Re will continue. All reinsurance and retrocession agreements are a result of the ordinary course business within which Allianz Group companies purchase reinsurance coverage from, among other reinsurers, Munich Re. These reinsurance contracts cover world-wide business within all areas (life and health, as well as property and casualty) and are subject to arms-length conditions. A major part of the reinsurance premiums relates to a quota share agreement for 10.5% of the gross self-retention of the insurance business of the companies of the Allianz German Property Casualty Group via Allianz AG.

The Allianz Group written premiums that were ceded to or assumed from companies of the Munich Re Group in 2002 and 2003 are shown in the following table:

Years ended 12/31	2003	2002
	€ mn	€ mn
Ceded premiums	2,250	2,300

Assumed premiums	650	600

Of the Allianz Group’s total third-party reinsurance premiums ceded, approximately 33.9% and 31.3% were ceded to the Munich Re Group for the years ending December 31, 2003 and 2002, respectively. These amounts represented approximately 3.7% and 3.8% of the Allianz Group’s gross premiums written for the years ending December 31, 2003 and 2002, respectively.

Notes to the Consolidated Financial Statements—(Continued)

Eurohypo AG (Eurohypo)

Following the acquisition of Dresdner Bank AG by the Allianz Group, Dresdner Bank’s mortgage bank Deutsche Hyp, Rheinische Hypothekenbank AG, the mortgage banking subsidiary of Commerzbank, and Eurohypo, the mortgage banking subsidiary of Deutsche Bank, were merged into a single entity, Eurohypo, on August 1, 2002. The Allianz Group held an ownership interest of 28.5% in Eurohypo as of December 31, 2004 and accounted for it using the equity method; see Note 7.

One member of the supervisory board of Eurohypo is a member of the Management Board of Dresdner Bank AG. At December 31, 2004, the Allianz Group had loans to and held fixed income securities available-for-sale issued by Eurohypo of €16.9 bn in the aggregate. All of such loans were made in the ordinary course of business and are subject to arm’s length conditions. At December 31, 2004, the Allianz Group’s carrying value in Eurohypo was €1,930 mn.

In addition, under an agreement in principle with Eurohypo, Dresdner Bank AG, Deutsche Bank AG, Commerzbank AG have agreed to certain transfer restrictions regarding their shares in Eurohypo which are in force until December 31, 2008, including preemptive rights.

EXTREMUS Versicherungs-AG (EXTREMUS)

Allianz Versicherungs-AG holds a 16% interest in EXTREMUS, a terror risk insurance company which was founded in Germany in the aftermath of the terrorist attack of September 11, 2001. Until March 31, 2004, and on the basis of a €10 bn state guarantee granted by the Federal Republic of Germany, EXTREMUS was able to provide excess coverage of up to €13 bn for terror risks encountered in Germany. This coverage was reduced to €10 bn on the basis of a reduced state guarantee of €8 bn as of April 1, 2004. EXTREMUS provides terror risk insurance coverage to German Allianz Group companies and Allianz Versicherungs-AG is one of the reinsurers of EXTREMUS. All business relationships between Allianz Group companies and EXTREMUS are subject to market terms.

Loans to Members of the Board of Management and the Supervisory Board

In the normal course of business, and subject to applicable legal restrictions, members of the Board of Management and the Supervisory Board may be granted loans by Dresdner Bank AG and other Allianz Group companies. Other than such normal course loans, no loans have been granted since 2002 and at December 31, 2004, no loans to board members were outstanding.

Publication and notification of securities’ transactions as required by clause 15a WpHG—Securities Trading Law (indications according to section 6.6 of the German Corporate Governance Code)

A transaction in Allianz securities for which publication is required by clause 15a WpHG was notified during fiscal 2004 by a member of the Supervisory Board of Allianz AG. The member concerned was Mr. Sultan Salam who sold 100 shares of the company for a price of €95.92 per share on December 7, 2004.

44    Contingent liabilities, commitments and guarantees

Litigation

Allianz Group companies are involved in legal, regulatory and arbitration proceedings in Germany and a number of foreign jurisdictions, including the United States, involving claims by and against them, which arise in the ordinary course of their businesses, including in connection with their activities as insurance, banking and asset management companies, employers, investors and taxpayers. It is not feasible to predict or determine the ultimate outcome of the pending or threatened proceedings. Management does not believe that the outcome of these proceedings, including those discussed below, will have a material adverse effect on the financial position or results of operations of Allianz Group, after consideration of any applicable reserves.

In May 2001, a consolidated class action complaint seeking class action status, in re Deutsche Telekom Securities Litigation, was filed in the United

Notes to the Consolidated Financial Statements—(Continued)

States District Court for the Southern District of New York by purported purchasers of Deutsche Telekom American Depositary Shares (ADSs). The securities were issued pursuant to a registration statement filed with the SEC on May 22, 2000 and pursuant to a prospectus dated June 17, 2000. Dresdner Bank AG, which was one of the underwriting syndicate’s joint global coordinators, was one of the named defendants. The complaint alleges that the offering prospectus contained material misrepresentations and/or omissions relating to Deutsche Telekom. On January 28, 2005, Deutsche Telekom announced that, without conceding any wrongdoing, it had entered into a stipulation to settle all claims against a payment by it of USD 120 mn. The settlement, which requires U.S. court approval, would also resolve all claims involving the underwriters, including Dresdner Bank. As a result we do currently not expect any adverse effects resulting from this litigation for Dresdner Bank AG.

In July 2002, the German Federal Cartel Office (Bundeskartellamt) commenced an investigation against several property-casualty insurance companies in Germany, in connection with alleged coordinated behavior to achieve premium increases for the commercial and industrial property and liability insurance business and imposed administrative fines against ten German insurance companies, among them Allianz Versicherungs-AG, on March 22, 2005. Allianz Versicherungs-AG has appealed this decision.

In December 2001 the European Commission commenced an investigation involving several insurance companies operating in London, including a subsidiary of Allianz AG, in connection with alleged anticompetitive behavior related to aviation war risk insurance in the London market. The investigation was closed on March 18, 2005 without any finding of infrigement by any insurer.

On November 5, 2001, a lawsuit, Silverstein v. Swiss Re International Business Insurance Company Ltd., was filed in the United States District Court for the Southern District of New York against certain insurers and reinsurers, including Allianz Global Risks U.S. Insurance Company. The complaint sought a determination that the terrorist attack of September 11, 2001 on the World Trade Center constituted two separate occurrences under the alleged terms of various coverages. In connection with the terrorist attack of September 11, 2001 we recorded net claims expense of approximately €1.5 bn in 2001 for the Allianz Group on the basis of one occurrence. On December 6, 2004, a New York jury rendered a verdict that the World Trade Center attack constituted two occurrences under the alleged terms of various coverages. At December 31, 2004, this decision had no adverse impact on the Allianz Group’s operating results. The final implications of this decision for the Allianz Group will not be determined until the completion of further proceedings.

On December 19, 2002, the insolvency administrator of KirchMedia GmbH & Co. KGaA (KirchMedia) made a formal demand on Dresdner Bank AG to compensate the insolvency assets (Insolvenzmasse) of KirchMedia for the loss of a 25% shareholding in the Spanish television group Telecinco. This shareholding had been pledged by subsidiaries of KirchMedia to Dresdner Bank AG as collateral for a loan of €500 mn from Dresdner Bank to KirchMedia’s holding company, TaurusHolding GmbH & Co. KG (or TaurusHolding). Following TaurusHolding’s default on the loan in April 2002 and insolvency in June 2002, Dresdner Bank AG enforced its security interest and acquired through a subsidiary the Telecinco shareholding in a forced auction sale. The insolvency administrator contends that the pledge was created under circumstances that cause it to be invalid or void and may initiate legal action against Dresdner Bank AG. The management of Dresdner Bank AG believes that there is no valid basis for the insolvency administrator’s demand. At the end of June 2004, the 25% shareholding in Telecinco was placed within Telecinco’s initial public offering.

The insolvency administrator and the major limited partner of Heye KG have filed a complaint claiming damages of approximately €200 mn from Dresdner Bank, alleging a failure to execute transfer orders despite a purported line of credit. On April 7, 2005, Dresdner Bank was served with the complaint. Based on a preliminary review, management of Dresdner Bank AG believes that such claim is without merit.

Notes to the Consolidated Financial Statements—(Continued)

On May 24, 2002, pursuant to a statutory squeeze-out procedure, the general meeting of Dresdner Bank AG resolved to transfer shares from its minority shareholders to Allianz AG as principal shareholder in return for payment of a cash settlement amounting to €51.50 per share. The amount of the cash settlement was established by Allianz AG on the basis of an expert opinion, and its adequacy was confirmed by a court-appointed auditor. Some of the former minority shareholders applied for a court review of the appropriate amount of the cash settlement in a mediation procedure (Spruchverfahren), which is pending with the district court (Landgericht) of Frankfurt. Management believes, that a claim to increase the cash settlement does not exist. In the event that the court were to determine a higher amount as an appropriate cash settlement, this would affect all approximately 16 mn shares which were transferred to Allianz AG.

In September 2004, PEA Capital LLC, PA Fund Management LLC and PA Distributors LLC, all subsidiaries of Allianz Global Investors of America L.P. (formerly Allianz Dresdner Asset Management of America L.P.) entered into settlements with the U.S. Securities and Exchange Commission (SEC) and various state regulators related to matters involving market timing and revenue sharing. On April 11, 2005 the Attorney General of the State of West Virginia filed a complaint against these same subsidiaries of Allianz Global Investors of America L.P., based on generally the same facts. Since February 2004, Allianz Global Investors of America L.P. and some of its subsidiaries have also been named as defendants in multiple civil U.S. lawsuits commenced as puntative class actions. These lawsuits relate generally to the same facts that were the subject of the regulatory proceedings settled in 2004 as described above. The outcome of these proceedings cannot be predicted at this stage.

Furthermore, the SEC is investigating practices in the mutual fund industry relating to mutual fund purchases of other mutual funds. Allianz Global Investors is cooperating with the SEC with respect to this review.

Other contingencies

Liquiditäts-Konsortialbank GmbH (LIKO) is a bank founded in 1974 in order to provide funding for German banks which experience liquidity problems. 30% of LIKO shares are held by Deutsche Bundesbank, while the remaining shares are being held by other German banks and banking associations. The shareholders have provided capital of €200 mn to fund LIKO; Dresdner Bank AG’s participation is €12.1 mn. Dresdner Bank AG is contingently liable to pay future assessments to LIKO up to €60.5 mn. In addition, under clause 5(4) of the Articles of Association of LIKO, Dresdner Bank AG is committed to a secondary liability, which arises if other shareholders do not fulfill their commitments to pay their respective future assessments. In all cases of secondary liability, the financial status of the other shareholders involved is sound.

Dresdner Bank AG is a member of the German banks’ Joint Fund for Securing Customer Deposits (Joint Fund), which covers liabilities to each respective creditor up to specified amounts. As a member of the Joint Fund, which is itself a shareholder in LIKO, Dresdner Bank AG is liable with the other members of the Joint Fund for additional capital contributions, with the maximum being the amount of Dresdner Bank AG’s annual contribution. In 2004, the Joint Fund did not levy a contribution (2003 and 2002: no contribution). Under section 5(10) of the Statutes of the Joint Fund for Securing Customer Deposits, the Allianz Group has undertaken to indemnify the Federal Association of German Banks (Bundesverband deutscher Banken e.V.) for any losses it may incur by reason of measures taken on behalf of any bank in which the Allianz Group owns a majority interest.

Dresdner Bank AG has unlimited liability with respect to its interest in Bankhaus Reuschel & Co. due to the legal form in which this enterprise is organized. The financial status of the other partners involved is sound.

During the course of the purchase of Nicholas Applegate, San Diego, an agreement was reached whereby part of the purchase price would become due in 2005 and would depend on the income growth of Nicholas Applegate:

•	if average income growth during this period is at least 25%, this purchase price component will be USD 1.09 bn, with bonus payments of USD 150 mn;

Notes to the Consolidated Financial Statements—(Continued)

•	if average income growth is between 10% and 25%, payments will be scaled down;

•	if average income growth is below 10%, no payments will be made.

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

The following table represents the amounts at risk should customers draw fully on all facilities and then default, excluding the effect of any collateral. Since the majority of these commitments may expire without being drawn upon, the amounts shown may not be representative of actual liquidity requirements for such commitments:

	12/31/2004	12/31/2003
	€ mn	€ mn
Underwriting commitments	126	—
Irrevocable loan commitments
Advances	31,001	25,595
Stand-by facilities	8,238	7,909
Guarantee credits	1,229	2,817
Discount credits	65	40
Mortgage loans/public-sector loans	282	229

Total	40,941	36,590

Other principal commitments of the Allianz Group include the following:

For Allianz of America Inc., Wilmington, Allianz AG posted a surety declaration for obligations in connection with the acquisition of PIMCO Advisers L.P. (“PIMCO”). The Allianz Group had originally acquired a 69.5% interest in PIMCO, whereby minority interestholders had the option of putting their share to Allianz of America, Inc. On December 31, 2004, the remaining interest of Pacific Life (the minority interest holder) in PIMCO was 5.35%, resulting in a commitment to Pacific Life amounting to USD 603 mn on December 31, 2004.

In December 2002, Protektor Lebensversicherungs-AG (Protektor) was founded. Protektor is a life insurance company whose role is to protect policyholders of all German life insurers. Protektor intervenes in cases where other attempts to prevent insolvency of a German life insurer have failed. In such cases, Protektor takes over the contract portfolios of the respective company, managing and consolidating them with the goal of subsequently selling these portfolios. All life insurance companies in Germany are obliged to be shareholders of Protektor and thus to finance its capital. This obligation is limited to 1% of the shareholders’ own capital investments as of December 31, 2001. In addition, no shareholder of Protektor may hold more than 10% of the capital of Protektor. Therefore, the obligation to finance Protektor is limited for each shareholder to a maximum of 10% of €5,230 mn. The latter amount will be subject to review in 2007. Therefore, Allianz Lebensversicherungs-AG’s maximum obligation to Protektor is €523 mn in the aggregate. During the year ended December 31, 2003, Protektor intervened in one case in which Allianz Lebensversicherungs-AG was required to contribute €24 mn. No intervention was necessary during the year ended December 31, 2004. Consequently, Allianz Lebensversicherungs-AG’s outstanding commitment to Protektor was €499 mn at December 31, 2004. Pursuant to a reform of the German Insurance Supervision Act (Versicherungsaufsichtsgesetz, VAG), which became effective in December 2004, a mandatory insurance guarantee scheme (Sicherungsfonds) was implemented and exists independent of Protektor. Each member of the scheme is obliged to make a certain annual contribution to the scheme. The exact amount of costs for each member will be calculated according to the provisions of a Federal Regulation which has not been enacted yet. The annual contribution of all members together equals 0.02% of the sum of their technical provisions (net). The scheme is administered by a public bank, unless its functions and competences will be conferred on a legal entity under Private Law as a private trustee. It is likely that Protektor will become this trustee. The final impact of this new legislation on Protektor is currently unclear and subject to ongoing discussions.

Various Allianz Group companies have made commitments to invest in private equity funds totaling €1,378 mn (2003: €750 mn) as of December 31, 2004.

Notes to the Consolidated Financial Statements—(Continued)

The Allianz Group occupies leased space in many locations under various long-term operating leases and has entered into various operating leases covering the long-term use of data processing equipment and other office equipment. Rental expense for the year ending December 31, 2004, was €280 mn (2003: €296 mn; 2002: €185 mn).

As of December 31, 2004, the future minimum lease payments under non-cancelable operating leases were as follows:

€ mn
2005	419
2006	308
2007	287
2008	259
2009	230
Thereafter	1,086

Subtotal	2,589
Subleases	(81)

Total (net)	2,508

In the context of the “Silver Tower” asset-backed program of the Dresdner Bank Group, in which third-party receivables and receivables of the Dresdner Bank Group are securitized, and which is refinanced by commercial paper, Dresdner Bank Group has granted short-term credit lines in the amount of €10.5 bn in the event that a refinancing through commercial paper is not possible. As of December 31, 2004, €0.01 bn of such credit lines had been used for refinancing instead of the placement of commercial paper. The risk exists that the Dresdner Bank Group would be required to fund such credit lines to an extent depending on the amount of commercial paper outstanding from time to time which would accordingly raise its regulatory risk- weighted assets.

In the context of the Beethoven Funding Corporation, LLC („Beethoven”), an asset-backed commercial paper program administered by the Dresdner Bank Group in which third-party receivables are securitized and refinanced by commercial paper, Dresdner Bank Group has granted short-term liquidity lines in the amount of USD 4.42 bn. These liquidity lines provide Beethoven with an alternative source of funding apart from the placement of commercial paper notes. As of December 31, 2004, no liquidity lines have been drawn. Furthermore, Dresdner Bank Group has granted a letter of credit to Beethoven providing credit support to the underlying assets. As of December 31, 2004, the letter of credit limit was USD 224 mn, but the letter was undrawn. The risk exists that the Dresdner Bank Group would be required to fully fund either the liquidity facilities or the letter of credit for a maximum of USD 4.42 bn, which would accordingly raise its regulatory risk-weighted assets.

In addition the Allianz Group has made other commitments of €1,068 mn referring to maintenance, real estate development, sponsoring and purchase obligations.

Guarantees

The following table represents the maximum contractual monetary amounts of the guarantee contracts of the Allianz Group as of December 31:

Guarantee instruments(1)	2004	2003
	€ mn	€ mn
Credit guarantees	876	1,476
Other guarantees and warranties(2)	13,291	16,223
Letters of credit(3)	1,757	1,583
Liability on collateral pledged for third-party liabilities	8	8
Other	—	63

Total	15,932	19,353

(1)	The table above does not include market value guarantees, indemnification contracts, and credit derivatives of €2,238 mn (2003: €2,971), €801 mn (2003: €478 mn), and €147,495 mn (2003: €42,680 mn), respectively, as of December 31, 2004, which are discussed separately below.
(2)	Other guarantees and warranties are presented exclusive of provisions for contingent liabilities of €199 mn (2003: €269 mn) which is included in other accrued liabilities.
(3)	Of which, letters of credit opened totaled €894 mn (2003: €919 mn) and letters of credit confirmed totaled €863 mn (2003: €664 mn).

The majority of the Allianz Group’s credit guarantees, other guarantees and warranties, and letters of credit are issued to customers through the normal course of the Allianz Group’s banking operations in return for fee and commission income,

Notes to the Consolidated Financial Statements—(Continued)

which is generally determined based on rates subject to the nominal amount of the guarantees and inherent credit risks. Once a guarantee has been drawn upon, any amount paid by the Allianz Group to third-parties is treated as a loan to the customer, and is, therefore, principally subject to collateral pledged by the customer as specified in the agreement.

Other principal guarantees that the Allianz Group has entered into as of December 31, 2004 include:

Market value guarantees

Market value guarantees represent assurances given to customers of certain mutual funds and fund management agreements, under which initial investment values and/or minimum market performance of such investments are guaranteed at levels as defined under the relevant agreements. The obligation to perform under a market value guarantee is triggered when the market value of such investments does not meet the guaranteed targets at pre-defined dates.

The Allianz Group’s asset management operations, in their ordinary course of business, issue market value guarantees in connection with investment trust accounts and mutual funds they manage. The levels of market value guarantees, as well as the maturity dates, differ based on the separate governing agreements of the respective investment trust accounts and mutual funds. At December 31, 2004, the maximum potential amount of future payments of the market value guarantees was €1,735 mn, which represents the total value guaranteed under the respective agreements including the obligation that would have been due had the investments matured on that date. The current value of the investment trust accounts and mutual funds related to these guarantees as of December 31, 2004, was €1,814 mn.

The Allianz Group’s banking operations in France, in their ordinary course of business, issue market value and performance-at-maturity guarantees in connection with mutual funds offered by the Allianz Group’s asset management operations in France. The levels of market value and performance-at-maturity guarantees, as well as the maturity dates, differ based on the underlying agreements. In most cases, the same mutual fund offers both a market value guarantee and a performance-at-maturity guarantee. Additionally, the performance-at-maturity guarantees are generally linked to the performance of an equity index or group of equity indexes. At December 31, 2004, the maximum potential amount of future payments of the market value and performance-at-maturity guarantees was €503 mn, which represents the total value guaranteed under the respective agreements. The current value of the mutual funds related to the market guarantees as of December 31, 2004, was approximately €495 mn. Such funds generally have a duration of five to eight years.

Indemnification contracts

Indemnification contracts are executed by the Allianz Group with various counterparties under existing service, lease or acquisition transactions. Such contracts may also be used to indemnify counterparties under various contingencies, such as changes in laws and regulations or litigation claims.

In connection with the sale of various of the Allianz Group’s former private equity investments, certain Allianz Group companies provided indemnities of up to approximately €472 mn to the respective buyers in the event certain contractual warranties arise. The terms of the indemnity contracts cover ordinary contractual warranties, environmental costs and any potential tax liabilities the entity incurred while maintained as an investment by the Allianz Group.

Additionally, there also exist indemnity contracts issued by the Allianz Group in relation to the sale of certain other businesses in favor of the buyers with an aggregate total maximum amount of approximately €329 mn for all such disposed businesses.

Notes to the Consolidated Financial Statements—(Continued)

The following table shows the terms for the indemnification contracts:

	Expiration within
Total indemnities	1 year	1 to 5 years	more than 5 years	undetermined
€ mn	€ mn	€ mn	€ mn	€ mn
801	30	305	3	463

Credit derivatives

Credit derivatives consist of written credit default swaps, which require payment by the Allianz Group in the event of default of debt obligations, as well as written total return swaps, under which the Allianz Group guarantees the performance of the underlying assets. The notional principal amounts and market values of the Allianz Group’s credit derivative positions as of December 31, 2004 are provided in Note 41.

45    Other information

Employee information

At the end of 2004, the Allianz Group employed a total of 162,180 people (2003: 173,750; 2002: 181,651). Of those people, 75,667 (2003: 82,245; 2002: 86,768) were employed in Germany and 86,513 (2003: 91,505; 2002: 94,883) abroad. The number of employees undergoing training decreased by 1,157 in 2004 to 4,906.

Personnel expenses

Years ended 12/31	2004	2003	2002
	€ mn	€ mn	€ mn
Salaries and wages	8,966	8,832	9,664
Social security contributions and employee assistance	1,466	1,548	1,532
Expenses for pensions and other post-retirement benefits	625	634	811

Total	11,057	11,014	12,007

Earnings per share

Basic earnings per share is computed by dividing the Allianz Group’s consolidated net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the effect of potentially dilutive securities. As of December 2004, 1,175,554 (2003: 1,175,554) participation certificates issued by Allianz AG were outstanding which can potentially be converted to 1,469,443 (2003: 1,469,443) Allianz shares (on a weighted basis: 1,469,443 (2003: 1,271,446) Allianz shares) and therefore have a dilutive effect.

The Allianz Group’s stock compensation plans with potentially dilutive securities of 729,596 are included in the calculation of diluted earnings per share for 2004.

The reconciliation of basic and dilutive earnings per share is as follows:

Reconciliation of basic and dilutive earnings per share

Years ended 12/31		2004	2003	2002
Numerator for basic earnings per share (net income)	€ mn	2,199	1,890	(1,496)
Effect of dilutive securities	€ mn	3	3	—

Numerator for diluted earnings per share (net income after assumed conversion)	€ mn	2,202	1,893	(1,496)

Denominator for basic earnings per share (weighted-average shares)—not including treasury shares held by the Allianz Group		365,930,584	338,201,031	276,854,381
Potential dilutive securities		2,199,039	1,585,044	—

Denominator for diluted earnings per share (adjusted weighted-average after assumed conversion)		368,129,623	339,786,075	276,854,381

Basic earnings per share		6.01	5.59	(5.40)

Diluted earnings per share		5.98	5.57	(5.40)

The weighted average number of shares does not include 18,915,201 (2003: 18,766,949; 2002: 23,658,308) treasury shares held by the Allianz Group.

Notes to the Consolidated Financial Statements—(Continued)

46    Stock Based Compensation Plans in the Allianz Group and Management Compensation

Stock Based Compensation Plans

Stock purchase plans for employees

Shares in Allianz AG are offered to qualified employees in Germany and abroad within pre-defined timeframes at favorable conditions. In order to be qualified, employees must have been employed in continuous service, or had a position as an apprentice, for a period of six months prior to the share offer and notice of termination of employment must not have been served. Share purchase plans also include restrictions relating to the amount that the employee can invest in shares. All participating enterprises in Germany and abroad impose restrictions on the disposal of shares, however, the length of time varies from a minimum of one year to a maximum of five years, depending on the country involved. The shares are freely disposable after the expiration of the minimum holding period. The number of shares sold to employees under these plans was 1,051,191 during the year ended December 31, 2004 (2003: 944,625; 2002: 136,222). The difference between the exercise price and market price of Allianz shares of €18 mn during the year ended December 31, 2004 (2003: €16 mn; 2002: €5 mn) was reported as part of compensation expense.

Since 2002 the AGF Group offered on a yearly basis AGF shares to qualified employees in France at favorable conditions. During the year ended December 31, 2004, 787,675 (2003: 1,214,304; 2002: 1,494,934) AGF shares were sold to employees. The plan imposes restrictions on the disposal of shares for a period of five years. The expense recorded during the year ended December 31, 2004 was €8 mn (2003: €11 mn; 2002: €15 mn).

Allianz Group Equity Incentives Plans

Allianz Group Equity Incentives (GEI) plans support the orientation of senior management, in particular the Board of Management, toward the long-term increase of the value of the Allianz Group. Allianz Group senior management worldwide is entitled to participate in these GEI plans. During the year ended December 31, 2004, more than 600 senior managers in 35 countries and 81 companies participated.

During the year ended December 31, 1999, Allianz AG introduced Stock Appreciation Rights (SARs) through which part of total remuneration is directly tied to the development of the Allianz AG share price. During the year ended December 31, 2003, Restricted Stock Units (RSUs) with a 5-year vesting period were introduced.

Awards were granted by the respective companies in accordance with uniform Allianz Group-wide conditions. The grant price for SARs and RSUs applicable for the award is calculated on the basis of the average daily closing Allianz AG share price in Xetra trading on the ten trading days following the Annual General Meeting of Allianz AG. The grant price for the year ended December 31, 2004 was €83.47 (2003: €65.91) per share.

The number of SARs and RSUs offered is set individually for each participant and is determined on the basis of the grant price, the economic development of the value of Allianz AG and the respective responsible company in accordance with the Economic Value Added (EVA®)(1) concept, a capital-cost based target performance of the Allianz AG share and individual elements such as fixed remuneration and performance.

The volume of the rights granted, and thus the potential gain for the participant depends essentially on economic performance.

Of the GEI plans, half of the value determined at the grant date is allocated to SAR and RSU, respectively. Depending on the different values calculated per SARs and RSUs at the grant date, participants in the plan receive a different number of SARs and RSUs.

SARs plan

Following a two-year vesting period, the SARs may be exercised at any time between the 2nd and the 7th anniversary of the effective date of the relevant plan, provided that

•	during their contractual term, the price of Allianz AG shares has outperformed the Dow Jones Europe STOXX Price Index (600) at least once for a period of five consecutive stock exchange days; and

(1)	EVA® is a registered trademark of Stern Stewart & Co.

Notes to the Consolidated Financial Statements—(Continued)

•	the Allianz AG share price outperforms the reference price by at least 20% at the time when the rights are exercised. The reference price for the 1,788,458 SARs awarded during the year ended December 31, 2004, €83.47 is the average closing price of Allianz AG shares for the first ten trading days after May 5, 2004, the date of the Annual General Meeting 2004.

Under the conditions of the SAR plans, Allianz Group companies are obligated to pay, in cash, the difference between the stock market price of Allianz AG shares on the day the rights are exercised and the reference price, as specified in the respective plan. The maximum difference is capped at 150% of the reference price. Upon exercise of the SARs, payment is made in the relevant local currency by the Allianz Group company granting the SARs. SARs not exercised by the last day of a plan will be exercised automatically where the necessary conditions have been met. Where these conditions have not been met or a plan participant ceases to be employed, the plan participant’s SARs are forfeited.

SARs may be exercised before the end of the vesting period when an Allianz Group Company is sold to a third party. As Allianz of Canada was sold in 2004 certain plan participants exercised their rights (SAR 2003: 3,075).

SAR plan awards granted and forfeited

Grant Date	Vesting period years	Reference price €	SARs granted	SARs forfeited	SARs exercised
April 1999	2	264.23	294,341	16,731	—
April 2000	2	332.10	303,169	53,135	—
April 2001	2	322.14	445,462	65,185	—
April 2002	2	239.80	681,778	95,890	—
May 2003	2	65.91	1,508,209	86,176	3,075
May 2004	2	83.47	1,788,458	34,405	—

The fair value as of the grant date of the SARs granted during the year ended December 31, 2004 was €55 mn (2003: €41 mn; 2002: €69 mn) based on standard option valuation methods (Black-Scholes or Binomial Method).

As of December 31, 2004, none of the awards currently exercisable have met the second condition defined above (20% increase of the share price). As of December 31, 2004, a total of 4,666,820 (2003: 3,061,673; 2002: 1,507,414) SARs were outstanding under SAR award grants.

The total compensation expense related to the SAR plan is calculated as the amount by which the quoted Allianz AG share price exceeds the SAR reference price. The total compensation expense is remeasured at each reporting period based on changes in the Allianz AG share price and is accrued over the two-year vesting period. As of December 31, 2004, the total compensation expense related to the 4,666,820 (2003: 3,061,673) outstanding SARs was €66 mn (2003: €54 mn). Taking into account the expired portion of the vesting period, a reserve of €41 mn (2003: €18 mn) was established on December 31, 2004, and reported in other accrued liabilities, with a corresponding €23 mn (2003: €18 mn) of compensation expense recognized in 2004. No liability or compensation expense was recorded in 2002, as the Allianz AG share price did not exceed the reference price of outstanding SARs at that time.

The Allianz Group has entered into call options on Allianz AG stock to hedge its future obligations under the SAR plans. See Note 41 for further information.

Restricted Stock Units Plan (RSUs plan)

Under this plan, 749,030 (2003: 542,141) RSUs have been granted to senior management as of May 19, 2004, 732,477 of which remain outstanding as of December 31, 2004. The Allianz Group will exercise these rights uniformly for all plan participants on the first stock exchange day that succeeds the five-year vesting period. At the date of exercise, the Allianz Group can choose to settle the plan by:

F-106

F-106

Notes to the Consolidated Financial Statements—(Continued)

•	cash payment to the grantees in the amount of the average closing price of Allianz AG’s share in the ten trading days preceding the end of the vesting period, or by

•	issuing one Allianz AG share, or other equivalent equity instruments, per RSU to the beneficiaries.

RSUs may be exercised before the end of the vesting period when an Allianz Group Company is sold to a third party. As Allianz of Canada was sold in 2004 certain plan participants exercised their rights (RSU 2004 and 2003: 4,123).

The fair value as of the grant date of the 749,030 RSUs granted in 2004 was €58 mn (2003: €36 mn) based on the Allianz AG share price.

RSU plan awards and forfeited as of December 31, 2004

Grant date	Vesting period years	RSUs granted	RSUs forfeited	RSUs exercised
May 2003	5	542,141	28,914	1,292
May 2004	5	749,030	13,722	2,831

The total compensation expense related to the RSU plan is calculated as the amount of the quoted Allianz AG share price and is remeasured at each reporting period based on changes in the Allianz AG share price and is accrued over the five-year vesting period. As of December 31, 2004, the total compensation expense related to the 1,244,412 (2003: 541,394) outstanding RSUs was €120 mn (2003: €55 mn). Taking into account the expired portion of the vesting period, a reserve of €24 mn (2003: €6 mn) was established on December 31, 2004, and reported in other accrued liabilities, with a corresponding €18 mn (2003: €6 mn) of compensation expense recognized in 2004.

Share option plans of Allianz Group subsidiaries

PIMCO LLC Class B Unit Purchase Plan

When acquiring PIMCO Advisors L.P. (subsequently renamed Allianz Global Investors LP) during the year ended December 31, 2000, Allianz AG caused Allianz Global Investors LP to enter into a Class B Purchase Plan (the “Class B Plan”) for the benefit of members of the management of Pacific Investment Management Company LLC (PIMCO LLC). Under the Plan, participants acquired Class B equity units annually through 2004 for a total of 150,000 units. The holders of the Class B units have rights to a 15% priority claim on the adjusted operating profits of PIMCO LLC.

The Class B equity units issued under the Class B Plan vest over three to five years and are subject to repurchase by Allianz Global Investors LP upon death, disability or termination of the participant. In addition, beginning in 2005, Allianz Global Investors LP will have the right to repurchase, and the participants will have the right to cause Allianz Global Investors LP to repurchase, a portion of the vested Class B equity units each year. At the repurchase date, the repurchase price will be based upon the determined value of the Class B equity units being repurchased.

During the year ending December 31, 2004, plan participants acquired 30,000 (2003: 35,375; 2002: 30,000) Class B equity units. In accordance with the provisions of SFAS 123, the value, as of grant date, of the Class B equity units issued during the year ending December 31, 2004, was determined by the Allianz Group to be €253 mn (2003: €235 mn; 2002: €178 mn). The total number of Class B equity units held by plan participants as of December 31, 2004, was 145,305 (2003: 120,000). Compensation expense of €189 mn was recognized during the year ended December 31, 2004 (2003: €172 mn; 2002: €95 mn) related to the Class B Plan.

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

Notes to the Consolidated Financial Statements—(Continued)

The AGF Group’s stock options granted, exercised and expired/forfeited as of December 31, 2004:

Date Granted	Vesting period years	Options granted	Options exercised	Options expired/ forfeited
December 1994 and February 1996	2	1,218,855	1,084,107	134,748
December 1996	2	798,993	679,049	119,944
September 1997, October 1998 and October 1999	5	2,748,213	1,118,388	178,973
October 2000	2	1,020,240	3,000	83,132
October 2001	2	1,043,317	—	64,288
September 2002	2	850,000	10,130	—
September 2003	1	1,118,250	—	—
October 2004	1	1,116,600	—	—

All of the options granted have an exercise price of at least 85% of the market price on the day of grant. The maximum term for these options is eight years. The following table provides the weighted-average fair value of options granted as of the grant date and the assumptions used in calculating their fair value by application of the Black-Scholes option pricing model.

		2004	2003	2002
Weighted-average fair value of options granted		€14.38	12.04	4.93
Weighted-average assumptions
Risk free interest rate	%	3.5	4.0	4.4
Expected volatility	%	30.0	30.0	30.0
Dividend yield	%	3.5	2.5	4.0

The AGF Group’s stock option activity during the periods indicated was as follows:

	Number of AGF Options	Weighted Average Exercise Price
		€
Balance as of 12/31/2002	4,889,654	45.15
Granted	1,118,250	42.64
Exercised	(81,028)	23.34
Forfeited	(8,687)	23.39

Balance as of 12/31/2003	5,918,189	44.31
Granted	1,116,600	51.49
Exercised	(584,128)	37.32
Forfeited/expired	(11,952)	23.05

Balance as of 12/31/2004	6,438,709	46.23

The following table summarizes information about the AGF Group’s stock options outstanding and exercisable as of December 31, 2004:

	Options Outstanding			Options Exercisable
Range of exercise price	AGF options outstanding as of 12/31/2004	Weighted-average remaining contractual life	Weighted-average exercise price	AGF options exercisable as of 12/31/2004	Weighted-average exercise price
€		years	€		€
30.00 – 39.99	865,931	5.6	33.61	865,931	33.61
40.00 – 49.99	3,522,070	2.6	45.13	3,522,070	45.13
50.00 – 59.99	2,050,708	6.0	53.45	934,108	55.80

Total	6,438,709	5.1	46.23	5,322,109	44.98

Notes to the Consolidated Financial Statements—(Continued)

The AGF Group recorded compensation expense of €16 mn during the year ended December 31, 2004 (2003: €15 mn) related to these stock option awards.

RAS Group Stock Option Plan

The RAS Group has awarded eligible members of senior management with stock purchase options on RAS ordinary shares. Under these plans, options have been granted annually on January 31. Each of these award grants is subject to a vesting period of 18 months to 2 years and the options expire after a period of 6.5 to 7 years after the grant date.

Options may be exercised at any time after the vesting period and before expiration, provided that

•	at the time of exercise, the RAS share price is at least 20% higher than the average share price in January of the grant year (for the 2001 award grant the hurdle is 10%), and

•	the performance of the RAS share in the year of grant exceeds the Milan Insurance Index (MIBINSH Index) in the same year.

The RAS Group’s stock options granted, exercised and expired/forfeited as of December 31, 2004:

Date Granted	Vesting period years	Options granted	Options exercised	Options expired/ forfeited
January 2001	1.5	711,000	123,000	53,000
January 2002	1.5	793,000	723,000	45,000
January 2003	2	850,000	—	49,000
January 2004	2	900,000	—	—

The following table provides the weighted-average fair value of options granted as of the grant date and the assumptions used in calculating their fair value by application of the Black-Scholes option pricing model.

		2004	2003	2002
Weighted-average fair value of options granted		€1.51	4.68	5.47
Weighted-average assumptions
Risk free interest rate	%	3.3	3.1	2.9
Expected volatility	%	17.0	13.5	13.5
Dividend yield	%	6.8	6.3	6.6

RAS Group stock option activity during the periods indicated was as follows:

	Number of RAS Options	Weighted Average Exercise Price
		€
Balance as of 12/31/2002	1,481,000	14.06
Granted	850,000	11.51
Exercised	—	—
Forfeited	(124,000)	13.33

Balance as of 12/31/2003	2,207,000	13.14
Granted	900,000	14.32
Exercised	(846,000)	13.28
Forfeited	—	—

Balance as of 12/31/2004	2,261,000	13.55

The average remaining period until expiration of the 2,261,000 (2003: 2,207,000) options still outstanding as of December 31, 2004, was 4.9 (2003: 4.8) years. As of December 31, 2004, 560,000 (2003: 1,425,000) options were exercisable which had a weighted average exercise price of €15.24 (2003: €14.08).

The RAS Group recorded compensation expense of €3 mn (2003: €3 mn) during the year ended December 31, 2004, related to these stock option awards.

Dresdner Kleinwort Wasserstein

Dresdner Kleinwort Wasserstein (DrKW) has awarded eligible employees a promise to deliver Allianz AG shares (share awards) on the vesting dates. In jurisdictions in which regulatory restrictions do not allow for delivery of shares, the awards are settled in cash (cash awards). Under the plan, 1,086,963 share awards and 74,651 cash awards were granted on February 10, 2004 with an fair value of €113 mn. The awards vest in three installments in each of the 3 years following the initial award. Each year, immediately prior to vesting, the number of unvested shares (or notional shares for the cash awards) is adjusted up or down according to the performance adjustment.

The stock awards are treated as equity-settled awards. They are measured at fair value as of the award date and expensed over the three-year vesting

Notes to the Consolidated Financial Statements—(Continued)

period. As of December 31, 2004, the total number of forfeited share awards is 75,583. As of December 31, 2004, the total number of unvested share awards was 1,011,380, for which €60 mn was expensed in 2004.

The cash awards are treated as cash-settled awards. The total compensation expense of the cash awards is remeasured at each reporting period based on changes in the Allianz AG share price and is expensed over the three-year vesting period. As of December 31, 2004 the total number of forfeited cash awards was 6,678. As of December 31, 2004, the total number of unvested cash awards was 67,973, for which €4 mn was expensed in 2004.

Other stock option and shareholding plans

The Allianz Group has other local share-based compensation plans, including stock option and employee stock purchase plans, none of which, individually or in the aggregate, are material to the consolidated financial statements. The total expense, in the aggregate, recorded for these plans during the year ending December 31, 2004 was €3 mn (2003: €5 mn).

Compensation of the Management Board

As of December 31, 2004, the Management Board had 10 (2003: 11) members.

Compensation of the Management Board includes the basic salary as a fixed component as well as an annual bonus and a medium-term 3-year bonus as variable components. Other components are stock appreciation rights (SAR) and restricted stock units (RSU) which are awarded.

Compensation for the Board of Management

	2004		2003
	€ thou	% of total	€ thou	% of total
Fixed compensation(1)	6,480	25.3	7,336	32.1
Variable compensation	19,129	74.7	15,525	67.9

Total fixed and variable compensation	25,609	100.0	22,861	100.0

Group equity incentives (at grant date)	12,393		9,474

(1)	2003 information contains income-equivalent ancillary benefits. As of 2004, income-equivalent ancillary benefits are listed separately under Miscellaneous.

Fixed compensation

In the reporting year, fixed compensation of the Management Board amounted to €6.5 mn. For 2004, fixed compensation represented 25% (2003: 32%) of the total fixed and variable compensation.

Variable compensation

Out of the total variable compensation, €16 mn relate to services rendered during 2004. Of this amount, €3.7 mn are allocations to the reserves for the three-year bonus (2003: €3.9 mn). Whether the amounts set aside are actually paid to the Members of the Management Board upon expiration of the 3-year period, depends on whether the objectives for the entire underlying three-year period have been reached.

Allianz Group equity incentives

Group equity incentives are granted by the Allianz Group in the form of stock appreciation rights (SAR) and in the form of restricted stock units (RSU).

The granting price of the Group equity incentive programs for 2004 was €83.47 (average of the daily closing rate of the Allianz share in Xetra trading on the 10 trading days following the Annual General Meeting on May 5, 2004).

Notes to the Consolidated Financial Statements—(Continued)

The mathematical value of the rights granted to the Management Board in the reporting year was €12.4 mn at the date of grant. Of this total, €5.0 mn correspond to the mathematical value of the stock appreciation rights (SAR) granted and €7.4 mn to the value of the restricted stock units (RSU) granted. The intrinsic value of the rights granted in the reporting year stood at €11.4 mn at year-end. Of this total, €2.1 mn correspond to the intrinsic value of stock appreciation rights (SAR) granted and €9.3 mn to the intrinsic value of restricted stock units (RSU) granted.

No payouts were made on SARs or RSUs granted in previous years.

Outstanding Group Equity Incentives are valued on a quarterly basis and posted on the Allianz Group website. In 2004, relating to equity-based compensation granted in 2004 and prior years, an amount of €5.4 mn (2003: €2.9 mn) was expensed.

Miscellaneous

Income-equivalent ancillary benefits vary with the function and position of the recipient and are subject to personal income tax. They essentially include insurance coverage generally granted in the industry and the use of a company car. In the reporting year, €0.3 mn (2003: €0.2 mn) were granted in income-equivalent benefits in kind.

The members of the Management Board are either not receiving remuneration from mandates at Group companies or the remuneration paid to members of the Board of Management from such mandates is turned over to the company in full.

Pensions and similar benefits

The Allianz Group paid €2.3 mn (2003: €1.1 mn) to increase pension reserves and reserves for similar benefits for active members of the Management Board. On December 31, 2004, the pension and similar reserves for members of the Management Board who were active on this date amounted to €25.8 mn (2003: €21.4 mn).

Former members of the Board of Management

In 2004, pensions and other benefits payments for retired members of the Management Board and their beneficiaries amounted to €4.2 mn (2003: €8.2 mn). In 2004 no amount (2003: €4.2 mn) was set aside for compensating the claims of former members of the Management Board. At December 31, 2004, the reserve for current pensions and future pensions for former members of the Management Board and their surviving dependents was €36.5 mn (2003: €39.8 mn).

Remuneration for the Supervisory Board

In fiscal 2004, remuneration for the Supervisory Board amounted to €2.2 mn. This body has 20 members, 10 of which are elected by the shareholders and ten by the employees.

Breakdown of remuneration

	2004
	€	%
Fixed remuneration	86,334	4
Variable remuneration	1,726,668	78
Committee remuneration	407,021	18

Total	2,220,023	100

Out of the total remuneration, €2,158,002 relate to services rendered during 2004.

In connection with the exercise of Supervisory Board mandates or comparable mandates in other companies of the Allianz Group, Claudia Eggert-Lehmann was paid €45,000, Peter Haimerl was paid €61,875, Sultan Salam was paid €45,000, Margit Schoffer was paid €33,750 and Dr. Diethart Breipohl was paid €42,456.

47    Events after the balance sheet date

On January 12, 2005, Regina Verwaltungsgesellschaft, comprising the Allianz Group, Munich Re and Commerzbank, sold its 24.2 % shareholdings of MAN at €29 per share, totaling approximately €1 bn, to institutional investors primarily within Germany and the United Kingdom.

Notes to the Consolidated Financial Statements—(Continued)

On January 27, 2005, AGF issued €400 mn of perpetual deeply subordinated notes targeted at French and Belgian investors. The notes pay an annual coupon of 4.625%, corresponding to a spread of 107.2 basis points vs Bund.

On January 28, 2005, the Allianz Group successfully completed its “All-in-one” capital market transactions. The All-in-one capital market transactions 1) reduced the Allianz Group’s equity gearing; 2) helped to deleverage the Allianz Group; and 3) helped Dresdner Bank to further reduce its non-strategic asset portfolio.

•	Reduction of equity gearing: In order to further reduce its exposure to equities, the Allianz Group issued a three-year index linked exchangeable bond of €1.2 bn. The redemption value of this security, BITES (or “Basket Index Tracking Equity-linked Securities”), is linked to the performance of the DAX Index and was issued at a DAX-reference level of 4,205.115. During the three-year term of this instrument, the Allianz Group may choose to redeem the bond with shares of BMW AG, Munich Re or Siemens AG. Investors will receive an annual outperformance premium of 0.75% on the prevailing future DAX level and a repayment premium of 1.75%, based on the DAX level at redemption. The BITES were placed with international institutional investors through JPMorgan.

•	Deleveraging from rating perspective: The Allianz Group refinanced part of its 2005 €2.7 bn maturing bonds through the issuance of a subordinated bond in the amount of €1.4 bn. The subordinated bond, which bears a coupon of 4.375% for the first twelve years, was issued at a price of 98.923%, yielding 4.493% p.a. While this is a perpetual bond, it is callable by Allianz AG for the first time in 2017. Attached to the bond is 11.2 mn warrants on Allianz AG shares with a maturity of three years. The bond ex-warrants were placed with institutional investors through Dresdner Kleinwort Wasserstein.

•	Reduction of non-strategic assets by Dresdner Bank: Dresdner Bank accomplished a further step in its strategy of reducing its non-strategic equity holdings. Dresdner Bank sold 17,155,008 Allianz AG shares at €88.75 per share to investment bank JPMorgan. JPMorgan placed these shares in the market in the form of a Mandatory Exchangeable. This structure enabled the Allianz Group to benefit from a portion of Allianz AG’s future share price appreciation.

On March 15, 2005, AGF sold its 22.3% stake in Gecina to the Spanish property company Metrovacesa for €89.75 per share, amounting to €1,240 mn payable on December 30, 2005.

On March 24, 2005, Dresdner Bank signed an agreement to sell 155 private equity investments from its IRU division to American International Group Inc. (or “AIG”) for €460 mn. The investments will be transferred to AIG in several tranches over an estimated closing period of up to six months.

48    Summary of significant differences between the accounting principles used in the preparation of the consolidated financial statements and accounting principles generally accepted in the United States of America

The consolidated financial statements of the Allianz Group are presented in accordance with IFRS. IFRS differs in certain respects from US GAAP.

Notes to the Consolidated Financial Statements—(Continued)

The following table represents the reconciliation of the Allianz Group’s net income (loss) and shareholders’ equity between IFRS and US GAAP for the years ended December 31:

	Net Income (Loss)				Shareholders’ Equity
	2004	2003	2002		2004	2003
	€mn	€mn	€mn		€mn	€mn
Amounts determined in accordance with IFRS	2,199	1,890	(1,496)		30,828	28,592
Adjustments in respect to:
(a) Goodwill and intangible assets	815	906	844		3,519	2,761
(b) Employee benefit plans	(22)	(22)	99		(509)	(25)
(c) Investments	(357)	(875)	(406)		(226)	(42)
(d) Equity method investees	—	85	(621)		—	179
(e) Restructuring charges	41	(18)	—		33	(8)
(f) Deferred compensation	(16)	(42)	45		28	44
(g) Guarantees	(22)	—	—		(22)	—

Total US GAAP adjustments	439	34	(39)		2,823	2,909
(h) Income taxes	233	254	196		(271)	(679)
(i) Minority interests in earnings	10	67	79		—	3

Effect of US GAAP adjustments	682	355	236		2,552	2,233

Amount determined in accordance with US GAAP	2,881	2,245	(1,260)		33,380	30,825

Net income (loss) per share in accordance with US GAAP:
Basic	7.87	6.71	(4.79	)(1)

Diluted	7.83	6.70	(4.79	)(1)

(1)	Adjusted for the capital increase in April 2003.

Valuation and recognition differences

The following describes the valuation and recognition differences presented in the reconciliation of the Allianz Group’s net income (loss) and shareholders’ equity between IFRS and US GAAP.

(a) Goodwill and intangible assets

A summary of the reconciliation adjustments relating to goodwill and intangible assets for the years ended December 31 is as follows:

	Net Income (Loss)			Shareholders’ Equity
	2004	2003	2002	2004	2003
	€mn	€mn	€mn	€mn	€mn
Goodwill	1,137	1,123	1,176	2,143	1,063
Brand names	(58)	47	43	43	101
Core deposits	(59)	(59)	(89)	347	406
Customer base intangibles	(205)	(205)	(286)	986	1,191

Total	815	906	844	3,519	2,761

Notes to the Consolidated Financial Statements—(Continued)

Goodwill In accordance with US GAAP, goodwill is not subject to amortization; however, it is tested for impairment annually at a reporting unit level, or more frequently based upon facts and circumstances. For years through December 31, 2004, goodwill was amortized over its estimated useful life in accordance with IFRS. Therefore, the reconciliation adjustment to net income represents the reversal of goodwill amortization recorded in accordance with IFRS and the effects of a different cost basis for disposals. The reconciliation adjustment to shareholders’ equity represents the effects of the reversal of accumulated amortization related to goodwill net of a lower cost basis for goodwill in accordance with US GAAP as a result of the allocation of a portion of the purchase price of Dresdner Bank AG to core deposits and customer base intangibles. Further, the Allianz Group’s impairment of goodwill for Allianz Life Insurance Company Ltd., Seoul during 2003, as discussed in Note 6, resulted in a higher impairment of €66 mn in accordance with US GAAP due to the difference in the carrying amount of goodwill as a result of amortization recorded in accordance with IFRS. As of January 1, 2005, goodwill is not subject to amortization in accordance with IFRS.

Brand names In accordance with US GAAP, intangible assets with an indefinite life are not subject to amortization; however, they are tested for impairment annually, or more frequently based upon facts and circumstances. In connection with the Allianz Group’s acquisition of Dresdner Bank AG, a portion of the purchase price was allocated to the brand names “Dresdner Bank” and “dit”, which in accordance with US GAAP are considered to have an indefinite life. For years through December 31, 2004, these brand names are being amortized over a period of 20 years in accordance with IFRS. Further, in connection with the Allianz Group’s annual impairment test in accordance with US GAAP during 2004, the Allianz Group recorded an impairment charge of €100 mn for brand names. Therefore, the reconciliation adjustment to net income and shareholders’ equity represents the effects of reversal of amortization expense and accumulated amortization, respectively, and recognition of the impairment charge. As of January 1, 2005, in accordance with IFRS, brand names are considered to have an indefinite life and therefore are no longer subject to amortization.

Core deposits In connection with the Allianz Group’s acquisition of Dresdner Bank AG, a portion of the purchase price was allocated to core deposits in accordance with US GAAP. In accordance with IFRS, a similar intangible asset was not recorded, resulting in a higher amount of the purchase price being allocated to goodwill. Core deposits are amortized over their expected useful lives, which range from 7.3 to 11.5 years. The weighted average original useful lives for the core deposits are 9.5 years. Amortization of core deposits is estimated to be €59 mn for each of the years 2005 through 2009. Therefore, the reconciliation adjustments to net income and shareholders’ equity represents recognition of amortization expense and accumulated amortization, respectively, of core deposits.

Customer base intangibles In connection with the Allianz Group’s acquisition of Dresdner Bank AG, a portion of the purchase price was allocated to customer base intangibles in accordance with US GAAP. In accordance with IFRS, a similar intangible asset was not recorded, resulting in a higher amount of the purchase price being allocated to goodwill. Customer base intangibles are amortized over their expected useful lives, which range from 7.5 to 16.6 years. The weighted average original useful lives for the customer base intangibles are 8.9 years. Amortization of customer base intangibles is estimated to be €205 mn for each of the years 2005 through 2009. Therefore, the reconciliation adjustment to net income and shareholders’ equity represents the recognition of amortization expense and accumulated amortization, respectively, of customer base intangibles.

Notes to the Consolidated Financial Statements—(Continued)

The Allianz Group’s goodwill has been allocated to its reporting segments. The changes in goodwill by reporting segment, in accordance with US GAAP, for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Property/ Casualty	Life/ Health	Banking	Asset Management	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of January 1, 2002	2,305	2,397	1,301	5,792	11,795
Additions	541	619	330	1,186	2,676
Write-off unamortized negative goodwill	15	—	—	—	15
Reclassification	(228)	—	—	—	(228)
Effects from exchange rate fluctuations	(5)	(5)	—	(522)	(532)

Balance as of December 31, 2002	2,628	3,011	1,631	6,456	13,726
Additions	104	54	—	624	782
Disposals	(75)	(8)	(17)	(125)	(225)
Impairment	—	(290)	—	—	(290)
Effects from exchange rate fluctuations	(18)	(39)	(112)	(391)	(560)

Balance as of December 31, 2003	2,639	2,728	1,502	6,564	13,433
Additions	142	22	52	587	803
Disposals	(72)	(17)	—	—	(89)
Effects from exchange rate fluctuations	(1)	(5)	—	(321)	(327)

Balance as of December 31, 2004	2,708	2,728	1,591	6,830	13,820

(b) Employee benefit plans

A summary of the reconciliation adjustments relating to employee benefit plans for the years ended December 31 is as follows:

	Net Income (Loss)			Shareholders’ Equity
	2004	2003	2002	2004	2003
	€ mn	€ mn	€ mn	€ mn	€ mn
Transition obligation	(16)	(16)	(16)	15	31
Prior service cost	(6)	(6)	115	105	111
Additional minimum pension liability (net of intangible asset of €126 mn and €144 mn)	—	—	—	(629)	(167)

Total	(22)	(22)	99	(509)	(25)

Transition obligation In accordance with IFRS, the Allianz Group did not record a transition adjustment upon the adoption of IAS 19, Employee Benefits, as the accrual at the time of adoption was equal to the difference between the projected benefit obligation and the plan assets at the time of adoption.

In accordance with US GAAP, a transition obligation was calculated as the difference between the projected benefit obligation less the plan assets and the benefit accrual under domestic rules. The transition obligation must be amortized on a straight-line basis over the average remaining service period of plan participants or over 15 years if the average remaining service period is less than 15 years. For US GAAP purposes, the Allianz Group is amortizing the unrecognized transition obligation over 19 years, ending in 2005. The Allianz Group adopted SFAS No. 87, Employers’ Accounting for Pensions (SFAS 87), effective January 1, 1998. The Allianz Group was unable to adopt SFAS 87 as of its effective date, January 1, 1987, due to the unavailability of actuarial data. The 19 year amortization period was applied retroactively to January 1, 1987 to effectively extinguish the transition obligation at the same date as if SFAS 87 were adopted on the effective date.

Notes to the Consolidated Financial Statements—(Continued)

Therefore, the reconciliation adjustment to net income and shareholders’ equity represents recognition of amortization expense and unrecognized transition obligation, respectively.

Prior service cost In accordance with IFRS, the vested portion of past service cost, which is the increase in the present value of the obligation due to changes in the benefit entitlement that is allocated to prior periods’ service, is recognized immediately in full. The unvested portion of past service cost is amortized on a straight-line basis from the point in time when the past service cost arises until the obligation is anticipated to become vested. In accordance with US GAAP, both the vested and unvested portions are amortized on a straight-line basis over the average future service lives of the active participants. Therefore, the reconciliation adjustment to net income and shareholders’ equity represents recognition of amortization expense and unrecognized prior service cost, respectively.

Additional minimum pension liability In accordance with US GAAP, if the accumulated benefit obligation exceeds the fair value of plan assets, an additional minimum pension liability (including unfunded accrued pension cost) that is at least equal to the unfunded accumulated benefit obligation is recorded. Recognition of an additional minimum liability is required if an unfunded accumulated benefit obligation exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. Also, in accordance with US GAAP, an equal amount is capitalized as an intangible asset up to the amount of any unrecognized net transition obligation plus the unrecognized prior service costs, with the remainder charged to shareholders’ equity as a component of other comprehensive income. In accordance with IFRS, there are no such requirements for the recognition of an additional minimum pension liability. Therefore, the reconciliation adjustment to shareholders’ equity represents recognition of an additional minimum pension liability net of the related intangible asset.

(c) Investments

A summary of the reconciliation adjustments relating to investments for the years ended December 31 is as follows:

	Net Income (Loss)			Shareholders’ Equity
	2004	2003	2002	2004	2003
	€ mn	€ mn	€ mn	€ mn	€ mn
Reversal of impairments on debt and equity securities	(99)	(835)	(384)	—	(2)
Realized gains from equity securities	(60)	(38)	—	—	(38)
Reversal of impairments of real estate	(41)	(2)	(22)	(41)	(2)
Realized gains from real estate	(157)	—	—	(185)	—

Total	(357)	(875)	(406)	(226)	(42)

Reversals of impairments of debt and equity securities In accordance with IFRS, if the amount of the impairment previously recorded on an equity security decreases, the impairment is reversed through net income. Further, if the amount of the impairment previously recorded on a fixed income security decreases and the decrease can be objectively related to an event occurring after the impairment, such as an improvement in the debtor’s credit rating, the impairment is reversed through net income. For both equity and fixed income securities, such reversals can not result in a carrying amount of a security in excess of the carrying amount prior to the impairment. In accordance with US GAAP, reversals of impairments recorded on equity and debt securities are not permitted. Therefore, the reconciliation adjustment to net income represents the elimination of the reversal of impairments on debt and equity securities, net of policyholder participation.

Notes to the Consolidated Financial Statements—(Continued)

Realized gains from equity securities On the date the Allianz Group no longer exercises significant influence over an investee accounted for under the equity method, the investment is transferred to securities available for sale and it is recorded at fair value with its previous carrying amount becoming its cost basis. The carrying amount prior to transfer, as determined in accordance with IFRS and US GAAP may be different. Subsequent to the transfer, these differences in cost basis are realized upon disposal of the equity securities. As a result of the sale of certain equity securities, which previously were accounted for as associated companies, a difference in the cost basis resulted in a lower amount of realized gains in accordance with US GAAP than in accordance with IFRS.

Reversals of impairments of real estate In accordance with IFRS, if the amount of a previously recognized impairment decreases, the impairment is reversed through net income. However, such reversals do not result in a carrying amount that exceeds what would have been the carrying amount had the impairment not been recorded. In accordance with US GAAP, reversals of impairments recorded on real estate are not permitted. Therefore, the reconciliation adjustments to net income and shareholder’s equity represents the elimination of reversals of impairments of real estate less the related accumulated depreciation.

Realized gains from real estate The Allianz Group entered into certain sales leaseback transactions that resulted in the Allianz Group recognizing realized gains from the sale of the real estate and treating the leases as operating leases in accordance with IFRS. In accordance with US GAAP, the Allianz Group is required to defer and amortize over the related lease term these realized gains. Therefore, the reconciliation adjustment to net income and shareholder’s equity represents the reversals of realized gains net of accumulated amortization.

(d) Equity method investees

During the first quarter of the year ended December 31, 2003, the Allianz Group reduced its shareholdings in Munich Re from 22.4% to slightly less than 20%. As a result, as of March 31, 2003, Munich Re was no longer accounted for as an associated company. Additionally, on October 23, 2003, the Allianz Group sold a significant part of its 43.6% ownership in Beiersdorf AG to Tchibo Holding AG, Hamburg, HGV Hamburger Gesellschaft für Vermögens und Beteiligungsverwaltung, Hamburg und Troma Alters-und Hinterbliebenenstiftung, Hamburg. The disposal was effective in December 2003 and resulted in Allianz Group’s ownership in Beiersdorf AG being less than 20%. As a result, Beiersdorf AG was no longer accounted for as an associated company at December 31, 2003. The carrying amounts of these two investments were transferred to securities available for sale upon the discontinuation of equity method accounting.

The following describes reconciliation differences between IFRS and US GAAP that resulted prior to these investments being transferred to securities available for sale. In accordance with IFRS, associated companies are accounted for under the equity method, in which the Allianz Group records its share of the net income or loss of the associate as reported on an IFRS basis. For US GAAP, adjustments have been made to calculate net income and equity of significant associates on the basis of US GAAP.

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

The most significant net income and stockholders’ equity reconciliation adjustments for the year ended December 31, 2003, include the elimination of goodwill amortization, and corresponding accumulated amortization, recognized at the associate level and goodwill amortization recorded by the Allianz Group related to its investments in associates.

During the year ended December 31, 2002, the Allianz Group reduced the time lag in accounting for

Notes to the Consolidated Financial Statements—(Continued)

all material investments in associates to a period of no more than three months for both IFRS and US GAAP. The Allianz Group accounted for this change in time lag by recording the income and equity changes which occurred during the catch-up period (i.e. June 30, 2001 to September 30, 2001), less any amounts that were already reflected in the previous reporting period due to their significance, directly in the Allianz Group’s shareholders’ equity during the year ended December 31, 2002 for both IFRS and US GAAP. The amount of additional income directly recorded in US GAAP shareholders’ equity, resulting from the IFRS and US GAAP differences within this catch-up amount, was €4 mn.

The other significant reconciliation adjustments for the year ended December 31, 2002, include an adjustment to net income to eliminate a gain on the sale of Allianz AG shares recorded by one associated company which was recognized by the Allianz Group through its equity method accounting for IFRS purposes but is recorded directly to shareholders’ equity, similar to a treasury stock transaction, for US GAAP purposes. Adjustments to net income were also recognized for the elimination of goodwill amortization expense recognized at the associate level and expense recorded by the Allianz Group related to goodwill included within its overall investments in associates balance. Additionally, adjustments were recognized for the reduction of deferred taxes on German investment securities held by one associated company as of December 31, 2001, at which time that associated company made a final determination of the ability to realize the related tax benefit. This adjustment was recorded during the year ended December 31, 2002, due to the reporting lag used in recording the Allianz Group’s investment in this associate.

(e) Restructuring charges

Under IFRS, restructuring provisions include certain early retirement provisions that are recognized in their entirety upon the employee accepting the early retirement offer. Under US GAAP, these early retirement provisions are recognized over the service period. Therefore, the reconciliation adjustment to net income and shareholder’s equity represents the reversal of compensation expense.

(f) Deferred compensation

In accordance with terms of employment contracts, the Allianz Group has deferred the payment of certain amounts of incentive compensation awards to employees. Employees vest in the deferred amounts over three years. In accordance with IFRS, these deferred amounts are recognized as expense in the year of the award, which is when the Allianz Group is constructively obligated to pay the award. In accordance with US GAAP, the deferred amounts are recognized as expense over the period in which the employee provides services to the Allianz Group, which is considered to be the three-year vesting period. Therefore, the reconciliation adjustment to net income and shareholder’s equity represents the reversal of compensation expense.

(g) Guarantees

Under IFRS, guarantees related to indemnifications are not recorded unless it is probable a loss will occur. In accordance with US GAAP, guarantees related to indemnification contracts are required to be recorded at fair value. Related to the sale of certain investments during 2004, the Allianz Group recorded a liability related to guarantees for US GAAP.

(h) Income taxes

In accordance with IFRS, the effect on deferred taxes resulting from a change in tax laws or rates is recognized in the income statement except to the extent the change relates to transactions recognized directly in shareholders’ equity. The effect on deferred taxes for transactions originally recognized directly in shareholders’ equity are allocated directly to shareholders’ equity.

In accordance with US GAAP, the effect on deferred taxes of a change in tax laws or rates is recognized in the income statement including the effect for transactions originally recognized directly in shareholders’ equity.

The following table indicates the amounts recognized in US GAAP net income(loss) for

Notes to the Consolidated Financial Statements—(Continued)

changes in tax laws and rates related to transactions recognized directly to shareholders’ equity under IFRS:

	2004	2003	2002
	€ mn	€ mn	€ mn
Before elimination of minority interests	—	(95)	—
After elimination of minority interests	—	(165)	—

The adjustment concerning the change in tax laws and tax rates during the year ended December 31, 2003, primarily relates to a change in tax law in Germany in December 2003 affecting life/health insurance companies through the taxation of capital gains and dividends effective beginning January 1, 2004. Additionally, the net income adjustment for the year ended December 31, 2003 also includes a reduction in the federal tax rates within Italy (effective January 1, 2004), as well as a change in tax law whereby all unrealized gains/losses and impairments/reversals of impairments on participations in strategic investments have become exempt from taxation (effective January 1, 2004).

The tax effect of all other US GAAP adjustments, primarily investments and intangibles, during the years ended December 31, 2004, 2003 and 2002, amounted to tax benefits of €233 mn, €349 mn and €196 mn, respectively.

The Allianz Group has elected to utilize the portfolio method in its US GAAP accounting treatment for the accumulated deferred tax amounts recorded within stockholders’ equity which relate to the net unrealized gains of available-for-sale securities that are no longer taxable. Under the portfolio method, the accumulated deferred tax amounts recorded within stockholders’ equity will not be recognized in the income statement as income tax expense in future periods as long as the Allianz Group maintains an available-for-sale investment portfolio.

(h) Minority interest in earnings

Represents the minority interest effect of the US GAAP adjustments.

Presentation Differences

In addition to the valuation and recognition differences, other differences, essentially related to presentation, exist between IFRS and US GAAP. Although there is no impact on IFRS and US GAAP reported net income (loss) or shareholders’ equity due to these differences, it may be useful to understand them to interpret the condensed consolidated financial statements presented in accordance with US GAAP in this note. The following is a summary of presentation differences that relate to the Allianz Group’s consolidated financial statements presented in accordance with IFRS and the condensed consolidated financial statement presented in accordance with US GAAP:

Balance sheet:

a. Investments in associated enterprises and joint ventures are presented in investments excluding funds held by others under reinsurance contracts assumed.

b. When the Allianz Group is the lender in a lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the securities received and corresponding obligations to return them. These securities are reflected as assets in the US GAAP condensed balance sheet in the line “Securities received as collateral”. The offsetting liability is presented in the line “Obligation to return securities received as collateral”.

c. During 2004, Dresdner Bank AG initiated a transaction to sell a portfolio of loans. This transaction was not completed by December 31, 2004, therefore the portfolio of loans is reclassified to loans held for sale for US GAAP reporting purposes. Further, during 2004 Dresdner Bank AG completed a sale of a portfolio loans. For IFRS reporting purposes, the loans were derecognized. For US GAAP reporting purposes, the transaction did not meet the criteria to be derecognized. Therefore, the loans are included in loans held for sale with a corresponding amount included in other liabilities.

Notes to the Consolidated Financial Statements—(Continued)

d. Other assets are allocated among interest and fees receivable, premium and insurance balances receivables (net), reinsurance recoverables, deferred policy acquisition costs, and other assets.

e. Deferred tax assets and liabilities are presented net.

f. Unearned premiums included in insurance reserves are disclosed separately.

g. Liabilities to banks and liabilities to customers, less amounts for repurchase agreements and registered bonds, are presented separately as deposits.

h. Certificated liabilities, participation certificates and subordinated liabilities, registered bonds and amounts for repurchase agreements are presented as short-term borrowings and long-term debt.

i. Other accrued liabilities, other liabilities, and deferred income are presented within other liabilities.

Income statement:

a. Interest and similar income is primarily allocated between interest and fees on loans, interest and dividends on investment securities, and other income.

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

f. Income from investments in associated enterprises and joint ventures is presented outside of revenues.

Notes to the Consolidated Financial Statements—(Continued)

Condensed consolidated balance sheet information

The following is condensed consolidated balance sheet information of the Allianz Group as of December 31, reformatted to reflect the impacts of the valuation, recording and presentation differences between IFRS and US GAAP:

	US GAAP		IFRS Reformatted
	2004	2003	2004	2003
	€ mn	€ mn	€ mn	€ mn
Assets
Cash and cash equivalents	15,628	25,528	15,628	25,528
Trading account assets	220,001	146,154	220,001	146,154
Investments	323,742	299,634	323,783	299,497
Securities received as collateral	26,199	—	—	—
Separate account assets	15,851	32,460	15,851	32,460
Loans (net)	313,839	320,770	314,786	320,770
Loans held for sale	1,591	—	—	—
Interest and fees receivable	5,286	5,394	5,286	5,394
Premium and insurance balances receivables (net)	7,579	8,096	7,579	8,096
Reinsurance recoverables	24,447	27,583	24,447	27,583
Deferred policy acquisition costs	13,474	12,497	13,474	12,497
Goodwill and other intangible assets	18,786	19,023	15,147	16,262
Net deferred tax assets	—	176	—	855
Other assets	24,907	27,307	24,907	27,307

Total assets	1,011,330	924,622	980,889	922,403

Liabilities and Shareholders’ Equity
Insurance policy and claims reserves	343,145	299,273	343,145	299,273
Deposits	211,066	222,754	211,066	222,754
Liabilities held for separate accounts	15,848	32,460	15,848	32,460
Unearned premiums	12,050	12,198	12,050	12,198
Short-term borrowings	151,622	111,770	151,622	111,770
Long-term debt	56,941	58,612	56,941	58,612
Trading account liabilities	102,141	84,835	102,141	84,835
Obligations to return securities	26,199	—	—	—
Net deferred tax liabilities	948	—	677	—
Other liabilities	48,459	63,531	47,040	63,542

Total liabilities	968,419	885,433	940,530	885,444
Minority interests in consolidated subsidiaries	9,531	8,364	9,531	8,367
Total shareholders’ equity	33,380	30,825	30,828	28,592

Total liabilities and shareholders’ equity	1,011,330	924,622	980,889	922,403

Notes to the Consolidated Financial Statements—(Continued)

Condensed consolidated income statement information

The following is condensed consolidated income statement information of the Allianz Group for the years ended December 31, reformatted to reflect the impacts of the valuation, recording and presentation differences between IFRS and US GAAP:

	US GAAP			IFRS Reformatted
	2004	2003	2002	2004	2003	2002
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	56,789	55,978	55,133	56,789	55,978	55,133
Interest and fees on loans	6,725	8,079	11,058	6,725	8,079	11,058
Interest and dividends on investment securities	12,605	12,684	14,131	12,605	12,684	14,131
Trading income	2,813	243	1,507	2,813	243	1,507
Realized investment gains and losses (net)	1,714	(721)	(6,178)	2,071	154	(5,511)
Commissions and fees	5,702	5,420	5,753	5,702	5,420	5,753
Other income	3,739	4,850	5,482	3,739	4,850	5,482

Total income	90,087	86,533	86,886	90,444	87,408	87,553

Interest on deposits	1,993	2,297	2,926	1,993	2,297	2,926
Interest on short-term borrowings	1,070	1,662	2,240	1,070	1,662	2,240
Interest on long-term debt	2,374	2,478	5,485	2,374	2,478	5,485

Total interest expense	5,437	6,437	10,651	5,437	6,437	10,651

Total income, net of interest expense	84,650	80,096	76,235	85,007	80,971	76,902

Benefits, claims, and loss expenses incurred	53,326	50,432	49,528	53,326	50,432	49,789
Provision for loan losses	354	1,027	2,241	354	1,027	2,241

Total provisions for losses, loss expenses, and loan losses	53,680	51,459	51,769	53,680	51,459	52,030

Insurance underwriting, acquisition and insurance expenses	14,616	13,919	15,129	14,594	13,897	15,228
Goodwill and other intangibles amortization	349	507	318	1,164	1,413	1,162
Other expenses	11,191	14,486	14,542	11,216	14,426	14,587

Total operating expenses	26,156	28,912	29,989	26,974	29,736	30,977

Income before income (net) from investments in associated enterprises and joint ventures, income tax expense, and minority interests	4,814	(275)	(5,523)	4,353	(224)	(6,105)
Income (net) from investments in associated enterprises and joint ventures	755	3,115	3,777	777	3,030	4,398
Income tax expense	(1,441)	163	1,077	(1,674)	(91)	881

Income before minority interests	4,128	3,003	(669)	3,456	2,715	(826)
Minority interests in income of consolidated subsidiaries	(1,247)	(758)	(591)	(1,257)	(825)	(670)

Net income (loss)	2,881	2,245	(1,260)	2,199	1,890	(1,496)

Notes to the Consolidated Financial Statements—(Continued)

Cash flows

The cash flow statement has been prepared under the provisions of IAS 7, Cash Flow Statements (IAS 7). The presentation requirements of IAS 7 vary in some respects from the presentation requirements of US GAAP. These presentation differences are summarized as follows:

Cash flows from operating activities include the following item that would be included in cash flows from investing activities under US GAAP:

	Amount for the years ended December 31,
Item	2004	2003	2002
	€ mn	€ mn	€ mn
Change in loans and advances to banks and customers	(5,950)	(47,109)	(5,846)

Cash flows from operating activities include the following items that would be included in cash flows from financing activities under US GAAP:

	Amount for the years ended December 31,
Item	2004	2003	2002
	€ mn	€ mn	€ mn
Change in liabilities to banks and customers	18,311	48,648	(8,215)
Change in certificated liabilities	5,784	(14,387)	(1,727)

Net income per share

Net income per share is calculated excluding the effect of Allianz AG shares held by associated companies. During the year ending December 31, 2004, associated companies did not hold any Allianz AG shares (2003: weighted-average of 3,728,666 and 2002: weighted-average of 13,675,568).

Recently issued US accounting pronouncements

In March 2003, the Emerging Issues Task Force (“EITF”) reached further consensus on Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. An EITF 03-1 consensus reached in November 2003 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The Allianz Group complied with the disclosure requirements of EITF 03-1 which were effective as of December 31, 2003. The accounting guidance of EITF 03-1 relating to the recognition of other-than temporary impairments which was to be effective in the third quarter of 2004 has been delayed pending the development of additional guidance. The Company is actively monitoring the deliberations relating to this issue at the Financial Accounting Standards Board (“FASB”) and currently is unable to determine the impact of EITF 03-1 on its consolidated financial statements.

In March 2004, the EITF reached consensus on Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128 (“EITF 03-6”). EITF 03-6 provides guidance in determining whether a security should be considered a participating security for purposes of computing earnings per share and how earnings should be allocated to the participating security. EITF 03-6 will be effective for the year ending December 31, 2005.

In March 2004, the EITF reached consensus on Issue No. 03-16, Accounting for Investments in Limited Liability Companies (“EITF 03-16”). EITF 03-16 provides guidance regarding whether a limited liability company should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a noncontrolling investment should be accounted for using the cost method or the equity method of accounting. EITF 03-16 will be effective for the year ending December 31, 2005.

In June 2004, the EITF reached a consensus on Issue 02-14, Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee

Notes to the Consolidated Financial Statements—(Continued)

but Exercises Significant Influence through Other Means (“EITF 02-14”). The consensus reached indicates that in situations where an investor has the ability to exercise significant influence over the investee, an investor should apply the equity method of accounting only when it has either common stock or “in-substance” common stock of a corporation. EITF 02-14 prohibits the application of the equity method in instances where an investment is neither common stock nor “in-substance” common stock. EITF 02-14 will be effective for the year ending December 31, 2005.

In December 2003, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 03-3 (“SOP 03-3”), Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses the accounting for certain loans acquired in a transfer when it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. SOP 03-3 requires acquired loans with evidence of credit deterioration to be recorded at fair value and prohibits recording any valuation allowance related to such loans at the time of purchase. This SOP limits the yield that may be accreted on such loans to the excess of the investor’s estimated cash flows over its initial investment in the loan. The excess of contractual cash flows over cash flows expected to be collected is not to be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected are recognized as impairment. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. SOP 03-3 is effective for loans acquired after January 1, 2005.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”) and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The Allianz Group will early adopt SFAS 123R during the year ending December 31, 2005.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the year ending December 31, 2006.

The Allianz Group is currently assessing the impact of the new standards on its condensed consolidated financial statements presented in accordance with US GAAP contained in this footnote.

Recently adopted US accounting pronouncements

Effective January 1, 2004, the Allianz Group adopted FASB Staff Position (“FSP”) 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which supersedes FSP 106-1 of the same title issued in January 2004. FSP 106-2 provides guidance on accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”) that was signed into law on December 8, 2003. The Act allows for a tax-free government subsidy to employers providing “actuarially equivalent” prescription drug benefits to its Medicare eligible retirees. The adoption of FSP 106-2 did not have a material effect on the Allianz Group’s consolidated financial statements.

Effective January 1, 2004, the Allianz Group adopted Statement 133 Implementation Issue No. B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments (“Issue B36”). Issue B36 concluded that (i) a company’s funds withheld payable and/or receivable under certain reinsurance arrangements,

Notes to the Consolidated Financial Statements—(Continued)

and (ii) a debt instrument that incorporates credit risk exposures that are unrelated or only partially related to the creditworthiness of the obligor include an embedded derivative feature that is not clearly and closely related to the host contract. Therefore, the embedded derivative feature is measured at fair value on the balance sheet and changes in fair value are reported in income. The adoption of Issue B36 did not have a material effect on the Allianz Group’s consolidated financial statements.

In September 2004, the EITF affirmed its previous consensus regarding Issue 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings Per Share (“EITF 04-8”). The guidance in EITF 04-8 requires that contingently convertible instruments be included in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger has been met. EITF 04-8 was effective for the year ending December 31, 2004. The adoption of EITF 04-8 did not have an effect on the Allianz Group’s consolidated financial statements.

Variable Interest Entities

In December 2003, the FASB issued FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (“FIN 46R”), which revised the original FIN 46 guidance issued in January 2003. FIN 46R introduces a new concept of a variable interest entity (VIE) and determining when an entity should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. A VIE is an entity (1) that has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support from other parties, or (2) where the group of equity owners does not have the ability to make significant decisions about the entity’s activities through voting or similar rights, or the obligation to absorb the entity’s expected losses, or the right to receive the entity’s expected residual returns.

FIN 46R requires that a VIE be consolidated if a party with an ownership, contractual or other financial interest in the VIE is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns, or both. The holder of a variable interest that consolidates the VIE is the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest.

The Allianz Group is involved with a variety of VIEs including asset securitization entities, investment funds and investment conduits. The Allianz Group is involved in asset securitization entities through arranging, facilitating, and in certain cases, managing investment conduits for banking customers in connection with asset-backed security transactions where the VIEs receive the underlying assets, such as trade or finance receivables (including credit cards, auto finance loans, sale, rent and lease receivables) from the Allianz Group’s banking customers and securitizes such assets to provide customers with cost-efficient financing.

In providing these services, the Allianz Group may in some instances have a financial interest in such financing structures. However, the risk of financial loss may be mitigated through participations in such losses by other third- party investors.

The Allianz Group also engages in establishing and managing investment fund VIEs with a goal of developing, marketing and managing these funds. During the establishment phase of these funds, the Allianz Group may provide initial capital for the VIEs to acquire securities until sufficient third-party investors purchase participations in the funds or the VIEs are terminated. Certain of these VIE’s funds may include capital maintenance and/or performance guarantees given to the investors. These guarantees differ both in terms of amount and duration according to the relevant arrangements. The Allianz Group receives fee and commission income from investors for the management of these VIEs.

The Allianz Group adopted the provisions of FIN 46R on the date the relationship began for all VIEs that the Allianz Group became involved with after January 31, 2003. For all relationships with VIEs that began before February 1, 2003, the Allianz Group adopted the provisions of FIN 46R on January 1, 2004.

Notes to the Consolidated Financial Statements—(Continued)

On January 1, 2004, the Allianz Group consolidated certain special purpose entities, established prior to February 1, 2003, which are used to conduct asset securitizations of finance receivables that are sold to third-parties. The Allianz Group considers itself to be the primary beneficiary for these special purpose entities through its involvement in the capacity of program administrator, liquidity provider and credit enhancer. As of January 1, 2004, total assets held by these VIEs which had to be consolidated in the Allianz Group’s consolidated financial statements were €6,327 mn.

The following table reflects all VIEs for which the Allianz Group is the primary beneficiary, however does not hold a majority voting interest. These VIEs are consolidated in the Allianz Group’s consolidated financial statements for the year ended December 31, 2004.

	Year ended December 31, 2004
Type of VIE	Total assets	Consolidated assets which are collateral for VIE’s obligations	Amount of consolidated assets which are collateral for VIE’s obligations	Creditor’s recourse to Allianz Group assets
	€ mn		€ mn	€ mn
Asset-backed securities transaction	16,407	Corporate notes	16,407	—
Equity derivatives transaction	1,095	Derivatives, equity and cash balances	1,095	—
Group funding vehicle	1,524	Corporate notes	1,524	—
Investment funds	59		59	—

Total	19,085		19,085	—

The following table reflects the VIEs for which the Allianz Group has a significant variable interest but which are not consolidated as the Allianz Group is not the primary beneficiary as of December 31, 2004.

Type of VIE	Nature of Allianz Group’s involvement with VIEs	Total assets	Allianz Group’s maximum exposure to loss
		€ mn	€ mn
Investment funds	Guarantee obligations	1,814	1,735

Vehicles primarily used for asset-backed security transactions	Arranger, establisher, servicer, liquidity provider and/or investment counterparty	21,451	2,698

Vehicles used for CBO and CDO transactions	Investment manager and/or equity holder	8,290	3

Total		31,555	4,436

Notes to the Consolidated Financial Statements—(Continued)

49    Selected subsidiaries and other holdings

OPERATING SUBSIDIARIES	Equity	% owned(1)
	€ mn
AGIS Allianz Dresdner Informationssysteme GmbH, Munich	208	99.9
Allianz Capital Managers GmbH, Munich	7	100.0
Allianz Capital Partners GmbH, Munich	542	100.0
Allianz Dresdner Bauspar AG, Bad Vilbel	92	100.0
Allianz Global Investors Advisory GmbH, Frankfurt am Main	3	100.0
Allianz Global Investors AG, Munich	2,955	100.0
Allianz Global Risks Rückversicherungs-AG, Munich	602	100.0
Allianz Immobilien GmbH, Stuttgart	5	100.0
Allianz Lebensversicherungs-AG, Stuttgart	1,307	91.0
Allianz Marine & Aviation Versicherungs-AG, Hamburg	115	100.0
Allianz Pensionskasse AG, Stuttgart	112	100.0
Allianz Private Equity Partners GmbH, Munich	0.04	100.0
Allianz Private Krankenversicherungs-AG, Munich	320	100.0
Allianz ProzessFinanz GmbH, Munich	0.4	100.0
Allianz Versicherungs-AG, Munich	2,386	100.0
Allianz Zentrum für Technik GmbH, Munich	0.2	100.0
Bayerische Versicherungsbank AG, Munich	834	90.0
DEGI Deutsche Gesellschaft für Immobilienfonds mbH, Frankfurt am Main	23	94.0
Deutsche Lebensversicherungs-AG, Berlin	35	100.0
DEUTSCHER INVESTMENT-TRUST Gesellschaft für Wertpapieranlagen mbH, Frankfurt am Main	101	100.0
Dresdner Bank AG, Frankfurt am Main	10,547	100.0
dresdner bank investment management Kapitalanlagegesellschaft mbH, Frankfurt am Main	24	100.0
Euler Hermes Kreditversicherungs-AG, Hamburg	134	100.0
Frankfurter Versicherungs-AG, Frankfurt am Main	484	100.0
Lombardkasse AG, Berlin	24	100.0
Münchner und Magdeburger Agrarversicherung AG, Munich	5	58.5
Oldenburgische Landesbank AG, Oldenburg	435	89.3
Reuschel & Co. Kommanditgesellschaft, Munich	138	97.5
Vereinte Spezial Krankenversicherung AG, Munich	9	100.0
Vereinte Spezial Versicherung AG, Munich	45	100.0

OPERATING SUBSIDIARIES	Equity	% owned(1)
	€ mn
Adriática de Seguros C.A., Caracas	19	97.0
AGF Asset Management S. A., Paris	53	99.9
AGF Belgium Insurance, Brussels	412	100.0
AGF Brasil Seguros S. A., Sao Paulo	92	69.4
AGF La Lilloise, Paris	35	99.9

(1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100%.

Notes to the Consolidated Financial Statements—(Continued)

OPERATING SUBSIDIARIES	Equity	% owned(1)
	€ mn
Alba Allgemeine Versicherungs-Gesellschaft, Basel	19	100.0
Allianz Australia Limited, Sydney	477	100.0
Allianz Bulgaria Insurance and Reinsurance Company Ltd., Sofia	22	77.9
Allianz Bulgaria Life Insurance Company Ltd., Sofia	7	99.0
Allianz Compañía de Seguros y Reaseguros S.A., Barcelona	504	99.9
Allianz Cornhill Insurance plc., London	1,052	98.0	(2)
Allianz EFU Health Insurance Ltd., Karachi	1	76.0
Allianz Egypt Insurance Company S.A.E., Cairo	6	85.0
Allianz Egypt Life Company S.A.E., Cairo	6	96.0
Allianz Elementar Lebensversicherungs-Aktiengesellschaft, Vienna	96	100.0
Allianz Elementar Versicherungs-Aktiengesellschaft, Vienna	335	99.9
Allianz Europe Ltd., Amsterdam	745	100.0
Allianz Fire and Marine Insurance Japan Ltd., Tokyo	7	100.0
Allianz General Insurance Company S.A., Athens	27	100.0
Allianz General Insurance Malaysia Berhad p.l.c., Kuala Lumpur	62	98.6
Allianz Global Investors Luxembourg S. A., Luxembourg	50	100.0
Allianz Global Investors of America L. P., Delaware	806	93.6
Allianz Global Risks US Insurance Company, Burbank	4,935	100.0
Allianz Hungária Biztosító Rt., Budapest	128	100.0
Allianz Insurance Company of Singapore Pte. Ltd., Singapore	16	100.0
Allianz Insurance (Hong Kong) Limited, Hong Kong	8	100.0
Allianz Irish Life Holdings p.l.c., Dublin	299	66.4
Allianz Life Insurance Co. Ltd., Seoul	437	100.0
Allianz Life Insurance Company of North America, Minneapolis	2,370	100.0
Allianz Life Insurance Company S.A., Athens	21	100.0
Allianz Life Insurance Malaysia Berhad p.l.c., Kuala Lumpur	20	100.0
Allianz Marine & Aviation France, Paris	115	99.9
Allianz México S.A. Compañía de Seguros, Mexico-City	59	100.0
Allianz Nederland Levensverzekering N.V., Utrecht	255	100.0
Allianz Nederland Schadeverzekering N.V., Rotterdam	254	100.0
Allianz of America Inc., Wilmington	7,989	100.0
Allianz poistóvna a.s., Prague	73	100.0
Allianz President Life Insurance, Taipeh	44	50.0	(3)
Allianz Re Dublin Ltd., Dublin	15	100.0
Allianz Risk Transfer AG, Zurich	390	100.0
Allianz Slovenská poist’ovna a. s., Bratislava	213	84.6
Allianz Subalpina Società di Assicurazioni e Riassicurazioni S. p. A., Turin	252	97.9
Allianz Suisse Lebensversicherungs-Gesellschaft, Zurich	319	99.9
Allianz Suisse Versicherungs-Gesellschaft, Zurich	597	100.0
Allianz Tiriac Insurance S.A., Bucharest	30	51.6
Allianz Underwriters Insurance Company, Burbank	41	100.0
Allianz (UK) Limited, Guildford	660	100.0
Allianz Worldwide Care Ltd., Dublin	18	100.0
Allianz Zagreb d.d., Zagreb	10	80.1

(1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100%.
(2)	99.91% of the voting share capital.
(3)	Controlled by Allianz.

Notes to the Consolidated Financial Statements—(Continued)

OPERATING SUBSIDIARIES	Equity	% owned(1)
	€ mn
Assurances Générales de France, Paris	5,903	62.0
Assurances Générales de France IART, Paris	2,286	99.9
Assurances Générales de France Vie, Paris	2,426	99.9
Banque AGF, Paris	448	99.9
Cadence Capital Management LLC, Boston	5	75.9
Colseguros Generales S. A., Bogota	23	99.9
Commercial Bank Allianz Bulgaria Ltd., Sofia	15	99.4
Compagnie d’Assurance de Protection Juridique S.A., Zug	9	100.0
Companhia de Seguros Allianz Portugal S.A., Lisbon	131	64.8
Dresdner Bank Luxemburg S.A., Luxembourg	907	100.0
Dresdner Bank (Schweiz) AG, Zurich	105	99.8
Dresdner International Management Services Ltd., Dublin	4	100.0
Dresdner Kleinwort Wasserstein (Japan) Ltd., Hong Kong	225	100.0
Dresdner Kleinwort Wasserstein (South East Asia) Ltd., Singapore	27	100.0
ELVIA Reiseversicherungs-Gesellschaft AG, Zurich	128	100.0
Euler Credito y Caution, Madrid	7	100.0
EULER HERMES SFAC. S.A., Paris	366	100.0
Eurovida, S.A. Compañía de Seguros y Reaseguros, Madrid	42	51.0
Fireman’s Fund Insurance Company, Novato	3,138	100.0
Four Seasons Health Care Ltd., Wilmslow	177	100.0
GENIALLOYD S.p.A., Milan	44	99.9
Insurance Joint Stock Company „Allianz”, Moscow	6	100.0
International Reinsurance Company S.A., Luxembourg	22	100.0
Lloyd Adriatico S.p.A., Triest	828	99.7
Mondial Assistance S.A., Paris Cedex	48	100.0
NFJ Investment Group LP, Dallas	2	100.0
Nicholas Applegate, San Diego	33	100.0
Oppenheimer Capital LLC, Delaware	4	100.0
Pacific Investment Management Company LLC, Delaware	145	91.0
PA Distributors LLC, Delaware	32	100.0
Privatinvest Bank AG, Salzburg	15	74.0
P.T. Asuransi Allianz Utama Indonesia Ltd., Jakarta	14	75.4
RAS Tutela Giudiziaria S.p.A., Milan	9	100.0
RB Vita S.p.A., Milan	215	100.0
RCM Capital Management LLC, San Francisco	25	100.0
RCM (UK) Ltd., London	26	100.0
Riunione Adriatica di Sicurtà S.p.A., Milan	4,767	55.5
T.U. Allianz Polska S.A., Warsaw	41	100.0
T.U. Allianz Polska Zycie S.A., Warsaw	7	100.0
Veer Palthe Voûte N.V., Gouda	17	100.0
Wm. H McGee & Co. Inc., New York	40	100.0

(1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100%.
(2)	99.99% of the voting share capital.
(3)	Controlled by Allianz.

Notes to the Consolidated Financial Statements—(Continued)

ASSOCIATED ENTERPRISES(1)	Equity	% owned(2)
	€ mn
Eurohypo AG, Frankfurt am Main	6,177	28.5
GECINA, Paris La Défense	3,733	22.4
Bilfinger Berger AG, Mannheim	1,081	25.0
AGF ACTIONS ZONE EURO, Paris	700	35.3
Deutsche Schiffsbank AG, Bremen und Hamburg	493	40.0
MGL Münchner Gesellschaft für Luftfahrtwerte GmbH, Munich	427	50.0
Regina Verwaltungsgesellschaft mbH, Munich	348	50.0
Kommanditgesellschaft Allgemeine Leasing GmbH & Co., Grünwald	220	40.5
Oddo, Paris	195	27.0
AGF Emprunts d’Etat, Paris	179	35.3
AGF VALEUR DURABLES, Paris	173	30.2
AGF Japon, Paris	144	16.9	(4)
BNP-AK-DRESDNER BANK AS, Istanbul	111	33.3
AGF Europe Convertible, Paris	106	38.8
Edile Oblig, Paris	99	23.8
Rendite Partner Gesellschaft für Vermögensverwaltung-mbH, Frankfurt am Main	82	33.3
Koç Allianz Sigorta T.A.S., Istanbul	74	37.1
AGF UK, Paris	45	56.5	(4)
AV Packaging GmbH, Munich	40	50.9	(3)
Russian People’s Insurance Society „Rosno”, Moskow	55	45.7

(1)	Associated enterprises are all those enterprises other than affiliated enterprises or joint ventures, in which the Group has an interest of between 20% and 50% regardless of whether a significant influence is exercised or not. The presented associated enterprises represent 90% of total carrying amount of investments in associated enterprises.
(2)	Including shares held by dependent subsidiaries.
(3)	Voting rights below 50.0%
(4)	(Only) significant influence

OTHER SELECTED HOLDINGS IN LISTED COMPANIES(1)	Market Value	owned(2)	Group equity	Net Profit	Balance sheet date
	€ mn	%	€ mn	€ mn
Banco Popular Espanol S.A., Madrid	1,043	9.5	4,946	888	12/31/2004
Banco Portuguès de Investimento (BPI—SGPS) S.A., Porto	191	8.7	1,490	174	12/31/2003
BASF AG, Ludwigshafen	749	2.6	15,878	977	12/31/2003
Bayer AG, Leverkusen	939	5.2	12,336	(1,349)	12/31/2003
Bayerische Motorenwerke AG, Munich	907	4.1	16,150	1,974	12/31/2003
Beiersdorf AG, Hamburg	530	7.3	1,831	301	12/31/2003
Crédit Agricole S.A., Paris	752	2.3	42,659	3,059	12/31/2003
E.ON AG, Düsseldorf	1,606	3.5	34,399	5,111	12/31/2003
Eni S.p.A., Rome	617	0.8	28,318	6,154	12/31/2003
Hana Bank, Seoul	181	5.0	2,295	366	12/31/2003
Heidelberger Druckmaschinen AG, Heidelberg	286	13.4	1,261	(695)	3/31/2004
KarstadtQuelle AG, Essen	170	10.6	1,709	113	12/31/2003

(1)	Market value Greater-Equal to €100 mn and percentage of shares owned Greater-Equal to 5%, or market value Greater-Equal to €500 mn, without trading portfolio of banking business.
(2)	Percentage includes equity participations held by dependent enterprises in full, even if the Group’s share in this dependent enterprise is under 100% (including consolidated investment funds).

Notes to the Consolidated Financial Statements—(Continued)

OTHER SELECTED HOLDINGS IN LISTED COMPANIES(1)	Equity	owned(2)	Group equity	Net Profit	Balance sheet date
	€ mn	%	€ mn	€ mn
Linde AG, Wiesbaden	629	11.5	3,886	109	12/31/2003
mg technologies ag, Frankfurt am Main	171	10.1	1,705	(198)	12/31/2003
Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich	2,028	9.8	19,382	(468)	12/31/2003
RWE AG, Essen	1,094	4.8	9,065	936	12/31/2003
Schering AG, Berlin	1,259	11.8	2,918	446	12/31/2003
Siemens AG, Munich	729	1.3	27,384	3,571	9/30/2004
Total S.A., Paris	822	1.2	31,070	7,219	12/31/2003
Unicredito Italiano S.p.A., Milan	1,300	4.9	13,986	2,090	12/31/2003
Worms et Cie, Paris	367	14.8	2,012	112	12/31/2003
Zagrebacka Banka d.d., Zagreb	170	13.0	677	112	12/31/2003

(1)	Market value Greater-Equal to €100 mn and percentage of shares owned Greater-Equal to 5%, and market value Greater-Equal to €500 mn, without trading portfolio of banking business.
(2)	Percentage includes equity participations held by dependent enterprises in full, even if the Group’s share in this dependent enterprise is under 100% (including consolidated investment funds).

Other interests

Associated or other non-consolidated asset management companies hold the following shareholdings in the listed companies shown below.

	Equity investments held by asset management companies					Interest of the Allianz Group in the Asset Management companies
	Market value	owned	Group equity	Net Profit	Balance sheet date	owned
	€ mn	%	€ mn	€ mn		%
Deutsche Lufthansa AG, Cologne	414	8.6	2,653	(984)	12/31/2003	50
MAN AG, Munich	1,004	24.2	2,784	235	12/31/2003	50

Disclosure of equity investments

Information is filed separately with the Commercial Register in Munich (HRB 7158) and published on our website together with the documentation for the Annual General Meeting.

SC H EDULE I

ALLIANZ GROUP

SUMMARY OF INVESTMENTS(1)

DECEMBER 31, 2004

	Amortized cost	Fair Value	Amount shown in balance sheet
	€ mn	€ mn	€ mn
Fixed maturities:
Government and agency mortgage-backed securities (residential and commercial)	9,376	9,356	9,356
Corporate mortgage-backed securities (residential and commercial)	909	950	950
Other asset-backed securities	4,060	4,140	4,140
Government Bonds:
Germany	51,352	54,610	54,607
Italy	23,817	24,980	24,970
France	14,057	15,274	15,274
Spain	7,371	8,016	8,016
United States	4,795	4,794	4,794
Belgium	4,362	4,592	4,592
Austria	3,876	4,072	4,063
Netherlands	3,243	3,414	3,414
Switzerland	3,062	3,168	3,150
Greece	3,039	3,219	3,219
All other countries	17,530	18,240	18,232
Corporate Bonds:
Public utilities	2,428	2,554	2,552
All other corporate bonds	91,515	96,552	96,411

Total fixed maturities	244,792	257,931	257,740
Equity securities:
Common stocks:
Public utilities	4,745	6,580	6,580
Banks, insurance companies, funds	11,479	14,261	14,261
Industrial, miscellaneous and all other	22,019	25,029	25,029
Non-redeemable preferred stocks	70	81	81

Total equity securities	38,313	45,951	45,951
Mortgage loans on real estate	26,033	26,033	26,033
Real Estate	10,628	14,181	10,628
Policy loans	1,721	1,721	1,721
Certificates of Deposit	5,315	5,315	5,315
Short-term investments	678	678	678
Other	3,551	3,649	3,632

Total investments	331,031	355,459	351,698

(1)	Includes all Allianz Group investments except trading portfolios.

SC HEDULE II

ALLIANZ AKTIENGESELLSCHAFT

PARENT ONLY CONDENSED BALANCE SHEETS (IFRS BASIS)(1)

At December 31, 2004 and 2003

	2004	2003
	€ mn	€ mn
Assets:
Investment in subsidiaries and affiliates	51,728	56,329
Other invested assets	19,887	24,550
Insurance reserves ceded	3,479	3,978
Cash funds and cash equivalents	40	13
Other assets	6,174	8,424

	81,308	93,294

Liabilities & Shareholders’ Equity:
Insurance reserves	16,039	17,169
Participation certificates and subordinated liabilities	5,126	3,606
Certificated liabilities	2,191	2,636
Other liabilities	27,124	41,291

	50,480	64,702
Shareholders’ equity	30,828	28,592

	81,308	93,294

(1)	For reasons of comparability with the current reporting year, prior year figures were adjusted through reclassifications that do not affect net income or shareholders’ equity.

SCHEDULE II

ALLIANZ AKTIENGESELLSCHAFT

PARENT ONLY CONDENSED STATEMENTS OF INCOME (IFRS BASIS)

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	€ mn	€ mn	€ mn
Revenues:
Net premiums earned	3,627	3,608	3,783
Investment income	1,163	665	3,169
Other income	114	433	470

	4,904	4,706	7,422
Expenses:
Insurance benefits	2,601	2,855	3,102
Acquisition costs and administrative expenses	1,081	1,160	1,367
Investment expense	1,882	1,645	1,591
Other expense	478	704	578

	6,042	6,364	6,638

Income before tax	(1,138)	(1,658)	784
Income tax benefit	110	797	868

Income before equity in undistributed net income of subsidiaries	(1,028)	(861)	1,652
Equity in undistributed net income of subsidiaries	3,227	2,751	(3,148)

Net Income	2,199	1,890	(1,496)

SCHEDULE II

ALLIANZ AKTIENGESELLSCHAFT

PARENT ONLY CONDENSED STATEMENT OF CASH FLOWS (IFRS BASIS)

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	€ mn	€ mn	€ mn
Cash flows from operating activities:
Net income	2,199	1,890	(1,496)
Adjustments to reconcile net income to cash provided by operating activities:
Equity in undistributed net income of consolidated subsidiaries	(3,227)	(2,751)	3,148
Change in insurance reserves—net	(631)	(769)	968
Change in other assets	2,250	(1,992)	(2,544)
Change in other liabilities	(14,167)	2,530	3,824

Net cash (used) provided by operating activities	(13,576)	(1,092)	3,900

Cash flows from investing activities:
Change in investments in subsidiaries	4,601	(2,677)	(3,609)
Change in other invested assets	4,663	(3,821)	1,984

Net cash provided (used) in investing activities	9,264	(6,498)	(1,625)

Cash flows from financing activities:
Change in certificated liabilities, participation certificates and subordinated liabilities	1,075	(218)	9,274
Net proceeds from issuance of common stocks and additional paid in capital	86	4,562	16
Dividends paid	(551)	(374)	(362)
Other changes in shareholders’ capital	3,729	3,592	(11,244)

Net cash provided (used) by financing activities	4,339	7,562	(2,318)

Net increase (decrease) in cash	27	(28)	(43)
Cash at January 1	13	41	84

Cash at December 31	40	13	41

SCHE DULE III

ALLIANZ GROUP

SUPPLEMENTARY INSURANCE INFORMATION(1)

December 31, 2004, 2003 and 2002

	Deferred policy acquisition Costs GROSS	Future policy benefits, losses, claims and loss expense GROSS	Unearned premiums GROSS	Other policy claims and benefits payable GROSS	Premium revenue (earned) NET
	€ mn	€ mn	€ mn	€ mn	€ mn
At and for the year ended December 31, 2004:
Life/Health	10,378	254,934	228	23,422	19,382
Property-Casualty	3,998	62,833	11,822	1,956	37,407

Total	14,376	317,767	12,050	25,738	56,789

At and for the year ended December 31, 2003:
Life/Health	9,417	216,920	236	16,532	19,402
Property-Casualty	3,416	64,157	11,962	1,664	36,576

Total	12,833	281,077	12,198	18,196	55,978

At and for the year ended December 31, 2002:
Life/Health	7,676	209,159	209	15,182	19,410
Property-Casualty	3,174	66,911	12,039	2,263	35,723

Total	10,850	276,070	12,248	17,445	55,133

(1)	After eliminating intra-Allianz Group transactions between segments.

SCHEDULE III

ALLIANZ GROUP

SUPPLEMENTARY INSURANCE INFORMATION(1)

December 31, 2004, 2003 and 2002

	Investment income NET	Benefits claims, losses and settlement expenses NET	Amortization of deferred policy acquisition costs NET	Other operating expenses NET	Premiums written NET
	€ mn	€ mn	€ mn	€ mn	€ mn
At and for the year ended December 31, 2004:
Life/Health	13,287	27,240	1,093	3,034	19,454
Property-Casualty	4,357	26,086	1,569	6,981	37,666

Total	17,644	53,326	2,662	10,015	57,120

At and for the year ended December 31, 2003:
Life/Health	9,325	24,229	120	3,907	19,438
Property-Casualty	5,894	26,203	410	7,338	37,305

Total	15,219	50,432	530	11,245	56,743

At and for the year ended December 31, 2002:
Life/Health	6,495	21,648	227	3,376	19,404
Property-Casualty	6,913	28,141	397	7,569	36,392

Total	13,408	49,789	624	10,945	55,796

(1)	After eliminating intra-Allianz Group transactions between segments.

SC HEDULE IV

ALLIANZ GROUP

SUPPLEMENTARY REINSURANCE INFORMATION(3)

For the years ended December 31, 2004, 2003 and 2002

	Direct gross amount	Ceded to other companies	Assumed from other companies	Net amount	Amount assumed to net
	€ mn	€ mn	€ mn	€ mn
2004:
Life insurance in force	681,816	(65,730)	43,949	660,035	6.66%

Premiums earned:
Life/Health insurance(1)	20,174	(1,249)	457	19,382	2.36%
Property-Casualty insurance, including title insurance(2)	40,156	(5,285)	2,536	37,407	6.78%

Total premiums	60,330	(6,534)	2,993	56,789	5.27%

2003:
Life insurance in force	624,901	(62,231)	44,096	606,766	7.27%

Premiums earned:
Life/Health insurance(1)	19,968	(1,242)	676	19,402	3.48%
Property-Casualty insurance, including title insurance(2)	40,111	(5,528)	1,993	36,576	5.45%

Total premiums	60,079	(6,770)	2,669	55,978	4.77%

2002:
Life insurance in force	616,019	(74,308)	48,051	589,762	8.15%

Premiums earned:
Life/Health insurance(1)	19,967	(1,207)	650	19,410	3.35%
Property-Casualty insurance, including title insurance(2)	39,796	(6,150)	2,077	35,723	5.81%

Total premiums	59,763	(7,357)	2,727	55,133	4.95%

(1)	Life/Health have been combined for this schedule.
(2)	Title insurance has been combined with Property-Casualty insurance.
(3)	After eliminating intra-Allianz Group transactions between segments.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Allianz Aktiengesellschaft

/s/ MICHAEL DIEKMANN
Name: Michael Diekmann
Title: Chief Executive Officer

/s/ DR. HELMUT PERLET
Name: Dr. Helmut Perlet
Title: Chief Financial Officer

Date: April 19, 2005