Form 20-F
period 2005-12-31
ALLIANZ AKTIENGESELLSCHAFT
filed 2006-04-06
CIK 1127508

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period                      to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell report

Commission file number 1-15154

ALLIANZ AKTIENGESELLSCHAFT

(Exact name of registrant as specified in its charter)

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

Königinstrasse 28, 80802 Munich, Germany

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares (without par value)*	The New York Stock Exchange, Inc.
*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at December 31, 2005:

Ordinary shares, without par value	405,298,397 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES  ☒        NO  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES  ☐        NO  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES  ☒        NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐        Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES  ☐        NO  ☒

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report, the terms “we,” “us” and “our” refer to Allianz Aktiengesellschaft (or Allianz AG, and together with its consolidated subsidiaries, the Allianz Group), unless the context requires otherwise.

Unless otherwise indicated, when we use the term “consolidated financial statements,” we are referring to the consolidated financial statements (including the related notes) of Allianz AG as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, which have been audited by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft. The consolidated financial statements have been prepared in accordance with the new and revised International Financial Reporting Standards, effective January 1, 2005, as adopted under European Union regulations in accordance with clause 315a of the German Commercial Code, which we refer to herein as “IFRS” or “2005 IFRS.” IFRS differs in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). For a discussion of significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity under IFRS and U.S. GAAP, you should read Note 47 to the consolidated financial statements. In addition, the amounts set forth in some of the tables may not add up to the total amounts given in those tables due to rounding.

References herein to “$”, “U.S.$” and “U.S. dollars” are to United States dollars and references to “€” and “Euro” are to the Euro, the single currency established for participants in the third stage of the European Economic and Monetary Union (or EMU), commencing January 1, 1999. We refer to the countries participating in the third stage of the EMU as the “Euro zone.”

For convenience only (except where noted otherwise), some of the Euro figures have been translated into U.S. dollars at the rate of $1.2139 = €1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on March 31, 2006. These translations do not mean that the Euro amounts actually represent those U.S. dollar amounts or could be converted into U.S. dollars at those rates. See “Key Information—Exchange Rate Information” for information concerning the noon buying rates for the Euro from January 1, 2001 through March 31, 2006.

Unless otherwise indicated, when we use the terms “gross premiums,” “gross premiums written” and “gross written premiums,” we are referring to premiums (whether or not earned) for insurance policies written during a specific period, without deduction for premiums ceded to reinsurers, and when we use the terms “net premiums,” “net premiums written” and “net written premiums,” we are referring to premiums (whether or not earned) for insurance policies written during a specified period, after deduction for premiums ceded to reinsurers. When we use the term “statutory premiums,” we are referring to gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the relevant insurer’s home jurisdiction.

Unless otherwise indicated, we have obtained data regarding the relative size of various national insurance markets from annual reports prepared by SIGMA, an independent organization which publishes market research data on the insurance industry. In addition, unless otherwise indicated, insurance market share data are based on gross premiums written and statutory premiums for our Property-Casualty and Life/Health segments, respectively. Data on position and market share within particular countries are based on various third party and/or internal sources as indicated herein.

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

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Selected Consolidated Financial Data

We present below our selected financial data as of and for each of the years in the five-year period ended December 31, 2005. We derived the selected financial data for each of the years in the five-year period ended December 31, 2005 from our audited annual consolidated financial statements, including the notes to those financial statements. All the data should be read in conjunction with our consolidated financial statements and the notes thereto.

We prepare our annual audited consolidated financial statements in accordance with 2005 IFRS, which introduced a number of new and revised IFRS effective January 1, 2005. Some of these new and revised IFRS required retrospective application to all years of a company’s financial statements. As a result, the financial statements for the Allianz Group previously issued in connection with our Annual Report on Form 20-F for the year ended December 31, 2004 have been revised to retrospectively apply 2005 IFRS, and are included herein. Retrospective application has the effect of applying 2005 IFRS to prior periods as if those accounting principles had always been used. This Annual Report on Form 20-F for the year ended December 31, 2005 is prepared in accordance with 2005 IFRS. Our selected financial data as of and for each of the years ended December 31, 2004, 2003 and 2002 is also presented below in accordance with 2005 IFRS. The selected financial data as of and for the year ended December 31, 2001 is, however, presented below in accordance with IFRS effective as of December 31, 2004 (or “pre-2005 IFRS”) and accordingly does not reflect the retrospective application of 2005 IFRS, due to the unreasonable effort or expense required to prepare such information, in particular resulting from the implementation for such year of the new impairment criteria of IAS 39 revised, Financial Instruments: Recognition and Measurement.

IFRS differ in certain significant respects from U.S. generally accepted accounting principles, which in this Annual Report on Form 20-F we refer to as “U.S. GAAP.” For a description of the significant differences between IFRS and U.S. GAAP as they relate to us and a reconciliation of our net income and shareholders’ equity under IFRS to U.S. GAAP, see Note 47 to our audited annual consolidated financial statements included herein.

At or For the Years ended December 31,	2005	2005	Change from prev. year	2004	2003	2002	2001(2)
	$(1)	€	%	€	€	€	€
	(in millions, except per share data)
Income statement
Total revenues(3)
Property-Casualty	53,486	44,061	0.6	43,780	43,420
Life/Health	58,424	48,129	6.5	45,177	42,319
Banking	7,569	6,235	(3.3)	6,446	6,704
Asset Management	3,318	2,733	18.4	2,308	2,226
Consolidation	(317)	(261)		(836)	(929)

Total Group	122,480	100,897	4.2	96,875	93,740	(4)		(4)
Operating profit
Property-Casualty	5,052	4,162	4.6	3,979	2,397
Life/Health	1,946	1,603	13.0	1,418	1,265
Banking	1,026	845	44.2	586	(396)
Asset Management	1,375	1,133	32.4	856	716

Total Group	9,399	7,743	13.2	6,839	3,982	(4)		(4)
Earnings from ordinary activities before taxes(5)	9,566	7,880	54.6	5,096	3,866	(3,991)	1,768
Net income (loss)(5)	5,317	4,380	93.3	2,266	2,691	(3,243)	1,585
Balance sheet
Investments	343,437	282,920	13.9	248,327	231,397	228,111	345,302
Loans and advances to banks and customers	408,851	336,808	(10.7)	377,223	378,295	329,195	300,967
Total assets	1,211,328	997,881	0.8	990,318	933,213	848,752	942,986
Shareholders’ equity before minority interests	47,933	39,487	31.6	29,995	27,993	21,046	31,613
Minority interests in shareholders’ equity	9,244	7,615	(1.1)	7,696	7,266	7,965	17,349
Reserves for insurance and investment contracts	435,956	359,137	10.0	326,380	309,460	303,258	299,512	(6)
Liabilities to banks and customers	376,693	310,316	(11.0)	348,484	332,906	284,598	312,725
Returns
Return on equity after taxes(7)	12.6%	12.6%	4.8 pts	7.8%	11.0%	(12.5)%	4.7%
Return on equity after taxes and before goodwill amortization(7)	12.6%	12.6%	1.0 pts	11.6%	16.5%	(8.3)%	6.9%
Share information
Basic earnings per share(5)	13.64	11.24	81.6	6.19	7.96	(11.71)	6.51
Diluted earnings per share(5)	13.52	11.14	80.8	6.16	7.93	(11.71)	6.51
Weighted average number of shares outstanding
Basic	389.8	389.8	6.5	365.9	338.2	276.9	277.8
Diluted	393.3	393.3	6.8	368.1	339.8	276.9	277.8
Shareholders’ equity per share	147	121	17.5	103	104	105	176
Dividend per share	2.43	2.00	14.3	1.75	1.50	1.50	1.50
Dividend payment	984	811	20.3	674	551	374	364
Share price(8)	155.31	127.94	31.1	97.60	100.08	80.80	237.10
Market capitalization	63,061	51,949	44.6	35,936 (9)	36,743 (9)	22.039 (9)	64,156	(9)
Other data
Employees	177,625	177,625	0.6	176,501	173,750	181,651	179,946
Third-party assets under management	901,851	742,937	27.0	584,624	564,714	560,588	620,458
U.S. GAAP consolidated data
Net income (loss)	4,483	3,693	28.2	2,881	2,245	(1,260)	4,246
Basic earnings per share	11.33	9.33	18.6	7.87	6.71	(4.79)	16.30
Diluted earnings per share	11.24	9.26	18.3	7.83	6.70	(4.79)	16.30
Shareholders’ equity	53,877	44,383	33.0	33,380	30,825	22,836	31,655
Shareholders’ equity per share	138	114	25.3	91	91	83	114

(1)	Amounts given in Euros have been translated for convenience only into U.S. dollars at the rate of $1.2139 = €1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on March 31, 2006.
(2)	Our selected financial data as of and for the year ended December 31, 2001 is presented in accordance with pre-2005 IFRS.
(3)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues, and Asset Management segment’s operating revenues.
(4)	Not previously presented as net income and total income were the relevant performance measures used by the Allianz Group in such years.
(5)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
(6)	Represents amounts included in the “Insurance reserves” line-item under pre-2005 IFRS. Under 2005 IFRS, this line-item has been replaced with “Reserves for insurance and investment contracts” in our consolidated financial statements pursuant to the Allianz Group’s adoption of IFRS 4, Insurance Contracts, as discussed further in Note 3 to our consolidated financial statements.
(7)	Based on average shareholders’ equity before minority interests. Average shareholders’ equity before minority interests has been calculated based upon the average of the current and preceding year’s shareholders’ equity before minority interests.
(8)	Retrospectively adjusted for transactions affecting our share capital, specifically capital increases.
(9)	Excluding treasury shares.

Dividends

The following table sets forth the annual dividends paid per ordinary share and American Depositary Share (or “ADS”) equivalent for 2001 through 2005. The table does not reflect the related tax credits available to German taxpayers. See “Additional Information—Taxation—German Taxation—Taxation of Dividends.”

	Dividend per ordinary share		Dividend paid per ADS equivalent
	€	$	€	$
2001	1.50	1.42	0.150	0.142
2002	1.50	1.76	0.150	0.176
2003	1.50	1.82	0.150	0.182
2004	1.75	2.27	0.175	0.227
2005(1)	2.00	2.43	0.200	0.243

(1)	Dividend amounts given in Euros have been translated for convenience only into U.S. dollars at the rate of $1.2139 = €1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on March 31, 2006. See “Presentation of Financial and Other Information.”

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

	High	Low	Period average(1)	Period end
	($ per €1.00)
2001	0.9535	0.8370	0.8952	0.8901
2002	1.0485	0.8594	0.9454	1.0485
2003	1.2597	1.0361	1.1321	1.2597
2004	1.3625	1.1801	1.2478	1.3538
2005	1.3476	1.1667	1.2400	1.1842
October	1.2148	1.1914	1.1955	1.1995
November	1.2067	1.1667	1.1894	1.1790
December	1.2041	1.1699	1.1772	1.1842
2006
January	1.2287	1.1980	1.2069	1.2158
February	1.2100	1.1860	1.2009	1.1925
March	1.2197	1.1886	1.2028	1.2139

(1)	Computed using the average of the noon buying rates for Euros on the last business day of each month during the relevant annual period or on the first and last business days of each month during the relevant monthly period.

On March 31, 2006, the noon buying rate for the Euro was $1.2139.

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

In addition, the composition of our banking assets and liabilities, and any mismatches resulting from that composition, cause the net income of our banking operations to vary with changes in interest rates. We are particularly impacted by changes in interest rates as they relate to different maturities of contracts and the different currencies in which we hold interest rate positions. A mismatch with respect to maturity of interest-earning assets and interest-bearing liabilities in any given period can have a material adverse effect on the financial position or results of operations of our banking business.

Market risks could impair the value of our portfolio and adversely impact our financial position and results of operations.

We hold a significant equity portfolio, which represented approximately 16% of our Group’s own investments at December 31, 2005, excluding trading portfolios. Fluctuations in equity markets affect the market value and liquidity of these holdings. We also have real estate holdings in our investment portfolio, the value of which is likewise exposed to changes in real estate market prices and volatility.

Most of our assets and liabilities are recorded at fair value, including trading assets and liabilities, financial assets and liabilities designated at fair value through income, and securities available-for-sale. Changes in the value of securities held for trading purposes and financial assets designated at fair value through income are recorded through our consolidated income statement. Changes in the market value of securities available-for-sale are recorded directly in our consolidated shareholders’ equity. Available-for-sale equity and fixed income securities, as well as securities classified as held-to-maturity, are reviewed regularly for impairment, with write-downs to fair value charged to income if there is objective evidence that the cost may not be recovered. See “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates” and Note 2 to our consolidated financial statements for further information concerning our significant accounting and valuation policies.

Market and other factors could adversely affect goodwill, deferred policy acquisition costs and deferred tax assets; our deferred tax assets are also potentially impacted by changes in tax legislation.

Business and market conditions may impact the amount of goodwill we carry in our consolidated financial statements. As of December 31, 2005, we have recorded goodwill in an aggregate amount of €12,023 million, of which €1,625 million relates to our banking business, €6,604 million to our asset management business and €3,794 million relates to our insurance business.

As the value of certain parts of our businesses, including in particular our banking and asset management businesses, are significantly impacted by such factors as the state of financial markets and ongoing operating performance, significant declines in financial markets or operating performance could also result in impairment of other goodwill carried by us and result in significant write-downs, which could be material. No impairments were recorded for goodwill in 2005.

The assumptions we made with respect to recoverability of deferred policy acquisition costs (or “DAC”) are also affected by such factors as operating performance and market conditions. DAC is incurred in connection with the production of new and renewal insurance business and is deferred and amortized generally in proportion to profits or to premium income expected to be generated over the life of the underlying policies, depending on the classification of the product. If the assumptions on which expected profits are based prove to be incorrect, it may be necessary to accelerate amortization of DAC, even to the extent of writing down DAC through impairments, which could materially adversely affect results of operations. No impairments were recorded for DAC in 2005.

As of December 31, 2005, we had a total of €14,596 million in net deferred tax assets and €14,621 million in deferred tax liabilities. The calculation of the respective tax assets and liabilities is based on current tax laws and IFRS and depends on the performance of the Allianz Group as a whole and certain business units in particular. At December 31, 2005, €5,018 million (2004: €5,337 million) of deferred tax assets depended on the ability to use existing tax-loss carry forwards.

Changes in German or other tax legislation or regulations or an operating performance below currently anticipated levels may lead to a significant impairment of deferred tax assets, in which case we could be obligated to write-off certain tax assets. Tax assets may also need to be written-down if certain assumptions of profitability prove to be incorrect, as losses incurred for longer than expected will make the usability of tax assets more unlikely. Any such development may have a material adverse impact on our results of operations.

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

Reserves, including IBNR reserves, are subject to change due to a number of variables which affect the ultimate cost of claims, such as changes in the legal environment, results of litigation, changes in medical costs, costs of repairs and other factors such as inflation and exchange rates, and our reserves for asbestos and environmental and other latent claims are particularly subject to such variables. Our results of operations depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we use in setting the prices for products and establishing the liabilities for obligations for technical provisions and claims. To the extent that our actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our reserves, which may materially adversely affect our results of operations.

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. We also conduct reviews of various lines of business to consider the adequacy of reserve levels. Based on current information available to us and on the basis of our internal procedures, our management considers that these reserves are adequate at December 31, 2005. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on our results of operations. See “Information on the Company—Property-Casualty Insurance Reserves.”

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

We have a significant portfolio of contracts with guaranteed investment returns, including endowment and annuity products for the German market as well as certain guaranteed contracts in other markets. The amounts payable by us at maturity of an endowment policy in Germany and in certain other markets include a “guaranteed benefit,” an amount that, in practice, is equal to a legally mandated maximum rate of return on actuarial reserves. If interest rates should remain at current historically low levels, we could be required to provide additional funds to our life/health subsidiaries to support their obligations in respect of products with higher guaranteed returns, or increase reserves in respect of such products, which could in turn have a material adverse effect on our results of operations.

In the United States, we have a significant portfolio of contracts with guaranteed investment returns indexed to equity markets. We enter into derivative contracts as a means of mitigating the risk of investment returns underperforming guaranteed returns. However, there can be no assurance that the hedging arrangements will satisfy the returns guaranteed to policyholders, which could in turn have a material adverse effect on our results of operations.

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

Reinsurers. We transfer our exposure to certain risks in our property-casualty and life/health insurance business to others through reinsurance arrangements. Under these arrangements, other insurers assume a portion of our losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of our reinsurance will increase our risk of loss. When we obtain reinsurance, we are still liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of our reinsurers to meet their financial obligations could materially affect our results of operations. Although we conduct periodic reviews of the financial statements and reputations of our reinsurers, including, and as appropriate, requiring letters of credit, deposits or other financial measures to further minimize our exposure to credit risk, reinsurers may become financially unsound by the time they are called upon to pay amounts due.

Many of our businesses are dependent on the financial strength and credit ratings assigned to us and our businesses by various rating agencies. Therefore, a downgrade in our ratings may materially adversely affect relationships with customers and intermediaries, negatively impact sales of our products and increase our cost of borrowing.

Claims paying ability and financial strength ratings are a factor in establishing the competitive position of insurers. Our financial strength rating has a significant impact on the individual ratings of key subsidiaries. If a rating of certain subsidiaries falls below a certain threshold, the respective operating business may be significantly impacted. A ratings downgrade, or the potential for such a downgrade, of the Allianz Group or any of our insurance subsidiaries could, among other things, adversely affect relationships with agents, brokers and other distributors of our products and services, thereby negatively impacting new sales, adversely affect our ability to compete in our markets and increase our cost of borrowing. In particular, in those countries where primary distribution of our products is done through independent agents, such as the United States, future ratings downgrades could adversely impact sales of our life insurance products. Any future ratings downgrades could also materially adversely affect our cost of raising capital, and could, in addition, give rise to additional financial obligations or accelerate existing financial obligations which are dependent on maintaining specified rating levels.

Rating agencies can be expected to continue to monitor our financial strength and claims paying ability, and no assurances can be given that future ratings downgrades will not occur, whether due to changes in our performance, changes in rating agencies’ industry views or ratings methodologies, or a combination of such factors.

If our asset management business underperforms, it may experience a decline in assets under management and related fee income.

While the assets under management in our asset management segment include a significant amount of funds related to our insurance operations, third-party assets under management, particularly following the acquisitions of PIMCO in May 2000, Nicholas-Applegate in January 2001 and Dresdner Bank in July 2001, represent the majority. Results of our asset management activities are affected by share prices, share valuation, interest rates and market volatility. In addition, third-party funds are subject to withdrawal in the event our investment performance is not competitive with other asset management firms. Accordingly, fee income from the asset management business might decline if the level of our third-party assets under management were to decline due to investment performance or otherwise.

The individual or combined impact of any of the events mentioned above could also cause an impairment of goodwill and result in significant write-downs, which could be material.

Increased geopolitical risks following the terrorist attack of September 11, 2001, and any future terrorist attacks, could have a continuing negative impact on our businesses.

After September 11, 2001, reinsurers generally either put terrorism exclusions into their policies or drastically increased the price for such coverage. Although we have attempted to exclude terrorist coverage from policies we write, this has not been possible in all cases, including as a result of legislative developments such as the Terrorism Risk Insurance Act (or “TRIA”) in the United States. Furthermore, even if terrorism exclusions are permitted in our primary insurance policies, we may still have liability for fires and other consequential damage claims that follow an act of terrorism itself. As a result we may have liability under primary insurance policies for acts of terrorism and may not be able to recover a portion or any from our reinsurers.

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

Changes in existing, or new, government laws and regulations, or enforcement initiatives in respect thereof, in the countries in which we operate may materially impact us and could adversely affect our business.

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

Regulatory agencies have broad administrative power over many aspects of the financial services business, which may include liquidity, capital adequacy and permitted investments, ethical issues, money laundering, privacy, record keeping, and marketing and selling practices. Banking, insurance and other financial services laws, regulations and policies currently governing us and our subsidiaries may change at any time in ways which have an adverse effect on our business, and we cannot predict the timing or form of any future regulatory or enforcement initiatives in respect thereof. Also, bank regulators and other supervisory authorities in the EU, the United States and elsewhere continue to scrutinize payment processing and other transactions under regulations governing such matters as money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures. If we fail to address, or appear to fail to address, appropriately any of these changes or initiatives, our reputation could be harmed and we could be subject to additional legal risk, including to enforcement actions, fines and penalties. Despite our best efforts to comply with applicable regulations, there are a number of risks in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease-and-desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition.

Effective January 2005, reinsurance companies in Germany such as Allianz AG are subject to specific legal requirements regarding the assets covering their technical reserves. These assets are required to be appropriately diversified to prevent a reinsurer from relying excessively on any particular asset. The introduction of these requirements anticipated the implementation of EU Reinsurance Directive (2005/68/EC) which was adopted in November 2005. The implementation of the directive’s provisions that have not yet been implemented in Germany effective January 2006 is expected to occur by the end of 2006. Although Allianz AG expects to meet the new requirements of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) once fully implemented, there can be no assurances as to the impact on Allianz AG of any future amendments to or changes in the interpretation of the laws and regulations regarding assets covering technical reserves of reinsurance companies, which could require Allianz AG to change the composition of its asset portfolio covering its technical reserves or take other appropriate measures.

In addition, currently discussions on a new solvency regime for insurance companies in the EU (Solvency II) are ongoing. As those discussions are in a preliminary stage, its potential future impact for capital requirements can not currently be assessed. For more information, see “Information on the Company—Regulation and Supervision.”

In addition, changes to tax laws may affect the attractiveness of certain of our products that currently receive favorable tax treatment. Governments in jurisdictions in which we do business may consider changes to tax laws which could adversely affect such existing tax advantages, and if enacted, could result in a significant reduction in the sale of such products.

Our business may be negatively affected by adverse publicity, regulatory actions or litigation with respect to the Allianz Group, other well-known companies and the financial services industry generally.

Adverse publicity and damage to our reputation arising from failure or perceived failure to comply with legal and regulatory requirements, financial reporting irregularities involving other large and well-known companies, increasing regulatory and law enforcement scrutiny of “know your customer” anti-money laundering and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the mutual fund and insurance industries, and litigation that arises from the failure or perceived failure by Allianz Group companies to comply with legal and regulatory requirements, could result in increased regulatory supervision, affect our ability to attract and retain customers, maintain access to the capital markets, result in suits, enforcement actions, fines and penalties or have other adverse effects on us in ways that are not predictable.

Changes in value relative to the Euro of non-Euro zone currencies in which we generate revenues and incur expenses could adversely affect our reported earnings and cash flow.

We prepare our consolidated financial statements in Euro. However, a significant portion of the revenues and expenses from our subsidiaries outside the Euro zone, including in the United States, Switzerland and the United Kingdom, originates in currencies other than the Euro. We expect this trend to continue as we expand our business into growing non-Euro zone markets. For the year ended December 31, 2005, approximately 35.8% of our gross premiums written in our property-casualty segment and 34.2% of our statutory premiums in our life/health segment originated in currencies other than the Euro.

As a result, although our non-Euro zone subsidiaries generally record their revenues and expenses in the same currency, changes in the exchange rates used to translate foreign currencies into Euro may adversely affect our results of operations.

While our non-Euro assets and liabilities, and revenues and related expenses, are generally denominated in the same currencies, we do not generally engage in hedging transactions with respect to dividends or cash flows in respect of our non-Euro subsidiaries.

The share price of Allianz AG has been and may continue to be volatile.

The share price of Allianz AG has been volatile in the past and may continue to be volatile due in part to the high volatility in the securities markets generally, and in financial institutions’ shares in particular, as well as developments which impact our financial results. Factors other than our financial results that may affect our share price include but are not limited to: market expectations of the performance and capital adequacy of financial institutions generally; investor perception of as well as the actual performance of other financial institutions; investor perception of the success and impact of our strategy; a downgrade or rumored downgrade of our credit ratings; potential litigation or regulatory action involving the Allianz Group or any of the industries we have exposure to through our insurance, banking and asset management activities; announcements concerning the bankruptcy or other similar reorganization proceedings involving, or any investigations into the accounting practices of, other insurance or reinsurance companies, banks or asset management companies; and general market volatility.

The benefits that Allianz AG may realize from the contemplated merger with RAS S.p.A. and from Allianz AG’s conversion into a European Company (Societas Europaea) in connection therewith could be materially different from our current expectations.

The benefits that Allianz AG may realize from the merger with its Italian subsidiary, RAS S.p.A., and from Allianz AG’s conversion into a European Company (Societas Europaea, or “SE”) in connection therewith could be materially different from our current expectations. For more information about this transaction, see “Information on the Company – Allianz-RAS Merger / European Company (SE).” However, our estimates of the benefits that we may realize as a result of the merger and conversion to an SE involve subjective judgments that are subject to uncertainties. A variety of factors that are partially or entirely beyond our control could cause actual results to be materially different from what we currently expect, and any synergies that we realize from the merger and conversion to an SE therefore could as a result be materially different from our current expectations.

ITEM 4. Information on the Company

The Allianz Group

We are among the world’s largest financial services providers.

•	Founded in 1890, with 115 years of experience in the financial services industry and operations in over 70 countries worldwide, we continue our legacy of commitment in providing financial security to our more than 60 million customers across the globe.

•	We are among the world’s largest financial services providers, offering insurance, banking and asset management products and services through property-casualty, life/health, banking and asset management business segments.

•	We are the largest German financial institution, based on market capitalization at March 1, 2006(1).

Allianz AG, a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act, is the ultimate parent company of the Allianz Group. It was incorporated as Allianz Versicherungs-Aktiengesellschaft in Berlin, Germany on February 5, 1890. Our registered office is located at Königinstrasse 28, 80802 Munich, Germany, telephone (49)(89) 3800-0. See “– Allianz-RAS Merger / European Company (SE)” for information on the conversion of Allianz AG into a European Company (SE) upon completion of the contemplated merger with Riunione Adriatica di Sicurtà S.p.A. (or “RAS”) to become Allianz SE.

Insurance Operations

•	We are one of the leading insurance groups in the world. We rank number one in the German property-casualty and life insurance markets based on gross premiums written and statutory premiums, respectively, in 2005(2).

•	Of the more than 70 countries in which we operate, we are among the largest insurance companies in a number of them, including France, Italy, Spain, Switzerland and the United Kingdom.

In our Property-Casualty segment, we provide a wide array of products, including, among others, motor, homeowners, travel and other personal lines products. Furthermore, we are a leading provider of commercial and industrial coverage to enterprises of all sizes, including many of the world’s largest companies. Through our specialty lines of business, we offer credit insurance, marine, aviation and industrial transport insurance, international industrial risks reinsurance, as well as travel insurance and assistance services, which we manage on a worldwide basis.

(1)	Source: Deutsche Börse Group.
(2)	Source: Gesamtverband der Deutschen Versicherungswirtschaft e.V. (or “GDV”) and our own internal analysis and estimates. The GDV is a private association representing the German insurance industry.

Our Life/Health segment provides, among others, traditional life, endowment, annuity, including equity-indexed annuities, and term insurance products. Additionally, we serve individuals with a wide range of health, disability and related coverage and provide group life, group health and pension products to employers.

Within our home market of Europe, France, Germany, Italy, Spain, Switzerland and the United Kingdom comprise our primary insurance markets, with Germany as our most important single market, although we operate in almost every European country. We also consider the United States as one of our primary markets. Please see “– International Presence” for a breakdown of selected operating entities within our primary markets and others.

We distribute our property-casualty and life/health insurance products through a broad network of self-employed full-time tied agents, part-time tied agents, brokers, banks and other channels. The particular distribution channels we use vary based on product and geographic market. Within our primary market of Germany, we rely predominantly on full-time tied agents. Our insurance products are marketed in Germany primarily under the “Allianz” brand name. In other countries, we operate through our subsidiary insurers’ brand names, which are identified as part of the Allianz Group.

Allianz AG, the parent company of the Allianz Group, acts as the Allianz Group’s reinsurer for almost all of our insurance operations, other than international industrial risks reinsurance. For the years ended December 31, 2005, 2004 and 2003, Allianz AG assumed 39.6%, 37.6% and 39.1%, respectively, of all reinsurance ceded by Allianz Group companies, while Munich Re is our primary third-party reinsurer. Allianz AG also provides centralized advice to subsidiaries on structuring their own reinsurance programs and establishing lists of permitted reinsurers. In addition, the Allianz Group, through Allianz AG, has a pooling concept in place whereby natural catastrophe reinsurance cover is offered to Allianz Group’s subsidiaries allowing the Allianz Group to benefit from internal diversification effects. Allianz AG also assumes a relatively small amount of reinsurance from external cedents.

Please see the respective sections of “Operating and Financial Review and Prospects” for breakdowns of our insurance operations by geographic region, including gross premiums written, statutory premiums, earnings and various key performance indicators, as well as a description of our largest property-casualty and life/health markets and companies.

Banking Operations

•	Dresdner Bank is one of the largest banks in Germany, based on total assets at December 31, 2005.

Our banking operations consist primarily of those of Dresdner Bank, through which we offer a wide range of private, commercial and investment banking products and services for corporate, governmental and individual customers, primarily in the European market. Please see “– International Presence” for a breakdown of selected operating entities within our primary markets and others.

While Dresdner Bank focuses on selected geographic regions worldwide, Germany is its primary market, which contains 66.1% of its loan portfolio. The largest credit exposures to borrowers in Germany are loans to private individuals (including self-employed professionals) at 58.2%; this category represented 38.5% of Dresdner Bank’s total loans outstanding at December 31, 2005. Dresdner Bank operates and distributes its products primarily through 959 branch offices, of which 927 are located in Germany and 32 outside of Germany. In 2005, we conducted our Dresdner Bank operations through six divisions:

•	Personal Banking provides personalized financial services such as payments transactions, financing, investment advice, financial planning and insurance products.

•	Private & Business Banking provides access for its worldwide clients to its range of private banking services, such as wealth management, portfolio management, real estate investment advice and trust and estate advice, as well as business banking advisory services to assist corporate clients in arranging their private and business finances in an integrated and customized manner.

•	Corporate Banking offers corporate loans, structured financing, as well as treasury, securities and insurance products, and provides corporate customers with cash management solutions, payment services, global documentary services and advice on occupational pension plans.

•	Dresdner Kleinwort Wasserstein (or “DrKW”) offers corporate finance advisory services on mergers and acquisitions, divestitures, restructurings and other strategic matters, and provides securities underwriting and market-making, securitization products and services, securities and derivatives trading, portfolio management, and other capital markets products and services.

•	Institutional Restructuring Unit (or “IRU”) closed down effective September 30, 2005 having successfully completed its mandate to free-up risk capital through the reduction of risk-weighted assets.

•	Corporate Other contains income and expense items that are not directly assigned to our operating divisions, such as income and expenses from the Dresdner Bank-wide treasury function, as well as provisioning requirements for country and general risks.

In November 2005, we announced that, effective 1Q 2006, we will reorganize our banking business. Our newly-formed Private & Business Clients division will combine all banking activities formerly provided by the Personal Banking and Private & Business Banking divisions. Additionally, our Corporate Banking and DrKW divisions will be combined within a single organizational unit, Corporate & Investment Banking, to further improve the leverage of the market potential in our corporate client and capital markets business. In the future, we expect to increase the part of banking products sold through insurance agents.

Please see “Operating and Financial Review and Prospects—Banking Operations” for a breakdown of our banking operations by division and geographic region, respectively.

Asset Management Operations

•	Allianz Global Investors is one of the largest asset managers in the world, based on total assets under management.

Our asset management operations act as a global provider of institutional and retail asset management products and services to third-party investors and provide investment management services to our insurance operations. We managed approximately € 743 billion of third-party assets on a worldwide basis at December 31, 2005, which includes fixed income, equity, money market and sector products, as well as alternative investments.

We conduct our retail asset management business primarily through our operating companies worldwide under the brand name, Allianz Global Investors (or “AGI”). In our institutional asset management business, we operate under the brand names of our investment management entities; AGI serves as an endorsement brand. Please see “– International Presence” for a breakdown of selected operating entities within our primary markets and others.

We serve a comprehensive range of retail and institutional asset management clients. Our institutional clients include corporate and public pension funds, insurance and other financial services companies, governments and charities, financial advisors and private individuals.

The particular distribution channels we use vary by product and geographic market. In Europe and the United States, AGI markets and services its institutional products through specialized personnel located primarily in its Frankfurt, London, Munich, Paris and Milan, as well as San Francisco, San Diego and Newport Beach (California) offices. European retail distribution is provided primarily through the proprietary channels of the Allianz Group, including branch bank advisors, full-time agents employed by affiliated insurance companies and other Allianz Group financial planners and advisors. In the United States, AGI asset managers also offer a wide range of retail products. AGI has committed substantial resources to the expansion of the third-party asset management business in the Asia-Pacific region with offices in Tokyo, Hong Kong, Shanghai, Singapore, Taipei, Seoul and Sydney.

For a discussion of investment portfolios of our insurance, banking and asset management operations, which we refer to as “group’s own investments”, see “Operating and Financial Review and Prospects – Executive Summary – Allianz Group’s Consolidated Assets, Liabilities and Shareholders’ Equity – Group Asset Allocation.”

Competition

•	We believe that we are well-positioned in our markets to anticipate and successfully respond in the face of competitive forces within our various operations.

•	Insurance Competition is most pronounced in our more mature markets (Germany, France, Italy and the United States), while in recent years, competition in emerging markets has also increased as large insurance and other financial services participants from more developed countries have sought to establish themselves in markets perceived to offer higher growth potential, and as local institutions have become more sophisticated and have sought alliances, mergers or strategic relationships with our competitors.

•	Banking We are subject to competition from both bank and non-bank institutions that provide financial services and, in some of our activities, from government agencies. Substantial competition exists among a large number of commercial banks, savings banks, other public sector banks, brokers and dealers, investment banking firms, insurance companies, investment advisors, mutual funds and hedge funds to provide the types of banking products and services that we offer in our banking operations.

•	Asset Management Competition stems from all major international financial institutions and peer insurance companies, which have large, multi-jurisdictional and multi-product asset management operations and compete for both retail and institutional clients.

International Presence

The following table sets forth selected Allianz Group companies by geographic region at December 31, 2005, including our ownership percentage. It does not contain all subsidiaries of the Allianz Group, nor does it indicate whether an interest is held directly or indirectly by the Allianz AG. Further, the ownership percentage presented in the following table includes equity participations held by dependent enterprises of the Allianz Group in full, even if the Allianz Group’s ownership in the dependent enterprise is below 100%. Please see Note 48 to our consolidated financial statements for a more extensive list of Allianz Group operating subsidiaries.

Operating entity contributes a substantial portion of our total revenues within our primary geographic markets. Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues, and Asset Management segment’s operating revenues.

Business segments

Property-Casualty

Life/Health

Banking

Asset Management

GERMANY

Germany
Allianz Capital Partners GmbH	100.0%
Allianz Dresdner Bauspar AG	100.0%
Allianz Global Investors Advisory GmbH	100.0%
Allianz Global Investors AG	100.0%
Allianz Global Risks Rückversicherungs-AG	100.0%
Allianz Lebensversicherungs-Aktiengesellschaft	91.0%
Allianz Marine & Aviation Versicherungs-AG	100.0%
Allianz Private Krankenversicherungs-Aktiengesellschaft	100.0%
Allianz Versicherungs-Aktiengesellschaft	100.0%
Bayerische Versicherungsbank AG (was merged in January 2006 retroactively effective October 1, 2005 into Allianz Versicherungs-Aktiengesellschaft)	100.0%
DEGI Deutsche Gesellschaft für Immobilienfonds mbH	94.0%
Deutsche Lebensversicherungs-AG	100.0%
Deutscher Investment-Trust Gesellschaft für Wertpapieranlagen mbH	100.0%
Dresdner Bank AG	100.0%
dresdnerbank investment management Kapitalanlagegesellschaft mbH	100.0%
Euler Hermes Kreditversicherungs-AG	100.0%
Frankfurter Versicherungs-AG (was merged in January 2006 retroactively effective October 1, 2005 into Allianz Versicherungs-Aktiengesellschaft)	100.0%
Oldenburgische Landesbank AG	89.4%
Reuschel & Co. Kommanditgesellschaft	97.5%

EUROPE

Austria
Allianz Elementar Lebensversicherungs-Aktiengesellschaft	100.0%
Allianz Elementar Versicherungs-Aktiengesellschaft	100.0%

Belgium
AGF Belgium Insurance S.A.	100.0%

France
AGF Asset Management S.A.	99.9%
Assurances Générales de France IART S.A.	100.0%
Assurances Générales de France Vie S.A.	100.0%
Assurances Générales de France	61.0%
Banque AGF S.A.	100.0%
Euler Hermes SFAC S.A.	100.0%
Mondial Assistance S.A.S.	100.0%

Greece
Allianz General Insurance Company S.A.	100.0%
Allianz Life Insurance Company S.A.	100.0%

Ireland
Allianz Irish Life Holdings p.l.c.	66.4%
Allianz Worldwide Care Ltd.	100.0%

Italy
ALLIANZ SUBALPINA S.p.A. SOCIETA’ DI ASSICURAZIONI E RIASSICURAZIONI	98.0%
Lloyd Adriatico S.p.A.	99.7%
RAS ASSET MANAGEMENT Socièta di gestione del risparmio S.p.A.	100.0%
Riunione Adriatica di Sicurtà S.p.A.	76.3%

Luxemburg
Allianz Global Investors Luxembourg S.A.	100.0%
Dresdner Bank Luxembourg S.A.	100.0%

Netherlands
Allianz Nederland Levensverzekering N.V.	100.0%
Allianz Nederland Schadeverzekering N.V.	100.0%

Portugal
Companhia de Seguros Allianz Portugal S.A.	64.8%

Spain
Allianz CompanÍa de Seguros y Reaseguros S.A.	99.9%

Switzerland
Allianz Risk Transfer AG	100.0%
Allianz Suisse Lebensversicherungs-Gesellschaft	100.0%
Allianz Suisse Versicherungs-Gesellschaft	100.0%
Dresdner Bank (Schweiz) AG	99.8%
ELVIA Reiseversicherungs-Gesellschaft AG	100.0%

United Kingdom
Allianz Cornhill Insurance plc.	98.0	%(1)
Four Seasons (JDM) Ltd. (former: Four Seasons Health Care Ltd.)	100.0%
RCM (UK) Ltd.	100.0%

EMERGING MARKETS (EUROPE)

Bulgaria
Allianz Bulgaria Insurance and Reinsurance Company Ltd.	78.0%
Allianz Bulgaria Life Insurance Company Ltd.	99.0%
Commercial Bank Allianz Bulgaria Ltd.	99.6%

Croatia
Allianz Zagreb d.d.	80.1%

Czech Republic
Allianz pojist’ovna, a.s.	100.0%

Hungary
Allianz Hungária Biztosító Rt.	100.0%

Poland
TU Allianz Polska S.A.	100.0%
TU Allianz Polska Zycie S.A.	100.0%

Romania
Allianz Tiriac Insurance S.A.	51.6%

Russian Federation
Insurance Joint Stock Company “Allianz”	100.0%

Slovakia
Allianz-Slovenská poist’ovna a.s.	84.6%

THE AMERICAS

Argentina
AGF Allianz Argentina Compania de Seguros Generales S.A.	100.0%

Brazil
AGF Brasil Seguros S.A.	72.5%

Colombia
Colseguros Generales S.A.	100.0%

Mexico
Allianz México S.A. Compañía de Seguros	100.0%

United States
Allianz Global Investors of America L.P.	97.0%
Allianz Global Investors Distributors LLC	100.0%
Allianz Global Risks US Insurance Company	100.0%
Allianz Life Insurance Company of North America	100.0%

Fireman’s Fund Insurance Company	100.0%
NFJ Investment Group L.P.	100.0%
Nicholas Applegate Capital Management LLC	100.0%
Oppenheimer Capital LLC	100.0%
Pacific Investment Management Company LLC	85.0%
RCM Capital Management LLC	100.0%

Venezuela
Adriática de Seguros C.A.	97.0%

ASIA-PACIFIC/AFRICA

Australia
Allianz Australia Limited	100.0%

China
Allianz Dazhong Life Insurance Company Ltd.	51.0%
Allianz Global Investors Hong Kong Ltd.	100.0%
Allianz Insurance (Hong Kong) Ltd.	100.0%

Indonesia
PT Asuransi Allianz Utama Indonesia Ltd.	75.4%
PT Asuransi Allianz Life Indonesia p.l.c.	99.8%

Japan
Allianz Fire and Marine Insurance Japan Ltd.	100.0%
Dresdner Kleinwort Wasserstein (Japan) Limited	100.0%

Laos
Assurances Générales du Laos Ltd.	51.0%

South Korea
Allianz Global Investors Korea Limited	100.0%
Allianz Life Insurance Co. Ltd.	100.0%

Malaysia
Allianz General Insurance Malaysia Berhad p.l.c.	98.7%
Allianz Life Insurance Malaysia Berhad p.l.c.	100.0%

Singapore
Allianz Insurance Company of Singapore Pte. Ltd.	100.0%

Taiwan
Allianz President Life Insurance Co. Ltd.	50.0	%(2)
Allianz Global Investors Taiwan (SITE) Ltd.	100.0%

Egypt
Allianz Egypt Insurance Company S.A.E.	85.0%
Allianz Egypt Life Company S.A.E.	96.0%

(1)	99.99 % of the voting share capital.
(2)	Controlled by the Allianz Group.

Allianz-RAS Merger / European Company (SE)

•	Reducing complexity and increasing profitability and customer service.

On September 11, 2005, Allianz AG announced its intention to merge Riunione Adriatica di Sicurtà S.p.A. (or “RAS”, and taken together with its subsidiaries, the “RAS Group”) with and into Allianz AG. This merger is part of a comprehensive transaction, resulting in the full acquisition of RAS by Allianz AG. In connection with this transaction Allianz AG will convert into a European Company (Societas Europaea or “SE”) and subsequently adopt the corporate name Allianz SE(1). As a preparatory step, Allianz AG placed a voluntary tender offer to purchase all RAS ordinary shares and RAS savings shares it did not already own. The offer period began on October 20 and the acceptance period closed on November 23, 2005. Through this voluntary tender offer, Allianz AG purchased 139,719,262 RAS ordinary shares at a price of €19 per share and 328,867 RAS savings shares at a price of €55 per share. As another preparative step of the merger, RAS will, prior to the effectiveness of the merger, contribute its business with the exception of the participation in certain foreign subsidiaries to a newly incorporated (in October 2005), wholly-owned Italian subsidiary that, subsequently to the merger, will continue the corporate name “RAS S.p.A.”.

By fully integrating RAS, Allianz AG expects to increase profitability and customer service and to take a significant step forward in reducing complexity of the entire Allianz Group. In 2005, the Allianz Group generated €5.4 billion in gross premiums written and €9.3 billion in statutory premiums from its Italian property-casualty and life/health insurance operations, respectively. Additionally, Italy is the Allianz Group’s second most important European insurance market after Germany. The Allianz Group is represented in Italy by RAS and Lloyd Adriatico. Taken together, RAS and Lloyd Adriatico are the third-largest property- casualty and second-largest life insurer in the Italian market, based on gross premiums written and statutory premiums, respectively, in 2004(2).

Following completion of the tender offer and further purchases of RAS shares outside the tender offer, the Allianz Group increased its ownership to 76.3% of the total ordinary and savings shares of RAS at December 31, 2005 from 55.4% at December 31, 2004. The total cost to the Allianz Group of the tender offer and the additional purchases of RAS shares outside the tender offer, including transaction-related costs, amounted to approximately €2.7 billion. Thereof, €2.2 billion, in aggregate, was secured in 3Q 2005 from equity-based financing and the issuance of an equity-linked loan. In this context, approximately €1.1 billion was placed out of authorized capital without pre-emptive rights and a €1.1 billion equity-linked loan was executed with a variable redemption amount linked to the share price of Allianz AG, which can be settled, at the Allianz Group’s option, in cash or 10.7 million Allianz AG shares. The remaining amount was financed through internal funds.

On December 15 and 16, 2005, the Board of Management of Allianz AG and the Board of Directors of RAS accomplished the merger plan for the merger of RAS with and into Allianz AG. This merger plan was notarially certified on December 16, 2005. On February 3, 2006, the extraordinary shareholders’ meetings of holders of RAS ordinary shares and holders of RAS savings shares and on February 8, 2006, the extraordinary shareholders’ meeting of Allianz AG agreed to the merger plan. Against the resolution of the shareholders’ meeting of Allianz AG regarding the agreements to the merger plan and the capital increase to implement the merger, contestation suits have been filed. The entry of the merger in the commercial register of Allianz AG may only take place once the competent court rejects the lawsuits, or if such lawsuits are withdrawn or if the competent court rules finally and conclusively that the lawsuits do not prevent the entry of the merger in the commercial register (so-called “Freigabeverfahren”). We are confident that we will achieve the entry of the merger in the course of such release ruling. As a further prerequisite for the effectiveness of the merger and the accompanying conversion of Allianz AG into an SE,

(1)	The SE is a legal form based on European Community law and was introduced into the EU by the enactment of the Council Regulation (EC) No. 2157/2001 of October 8, 2001 on the Statute for a European Company (the “SE Regulation”). Since Allianz SE will keep its registered office in Germany, it will be governed by the SE Regulation, the applicable German law supplementing the SE Regulation and relevant German law applicable to German stock corporations, in particular the German Stock Corporation Act.
(2)	Source: Italian Insurers Association, ANIA.

a procedure for the employee involvement in decisions of the Allianz SE must be conducted. We expect the merger to become effective in September 2006 at the earliest.

The exchange ratio for the remaining RAS shares is 3 Allianz AG shares for 19 RAS ordinary shares or 19 RAS savings shares. To implement the merger, the remaining RAS shares will be exchanged for Allianz AG shares through an increase of Allianz AG’s issued capital by up to €64.3 million, which was approved by the extraordinary shareholders’ meeting on February 8, 2006. The capital increase will be accomplished by the issuance of up to 25,123,259 new registered no-par value Allianz AG shares. Allianz AG expects the cost of the entire transaction, including the voluntary tender offer, to be approximately €5.9 billion. However, this amount may vary, depending upon the market price of Allianz AG shares at the time of the share exchange.

Reorganization of German Insurance Operations

•	Enhanced customer orientation and service, cost reduction and reduced complexity.

As part of our repositioning plan, in September 2005, we announced our decision to reorganize our major German operating entities which are active in our insurance operations. The new structure is designed to further develop our leading position in the German insurance market by a joint presence, thus allowing us to provide an enhanced customer orientation and improved service, while at the same time cutting costs in the long-term through reduced complexity.

In Germany, and through the end of 2005, our property-casualty and our life/health insurance operations were essentially conducted through five different corporations, each with its own sales organization. This structure had grown historically and had become complex. Consequently, and effective November 2005, the German insurance operations have been consolidated under a new holding company, Allianz Deutschland AG. This new holding company is a wholly-owned subsidiary of Allianz AG, the future Allianz SE. Allianz Versicherungs-AG (property-casualty insurance), Allianz Lebensversicherungs-AG (life insurance) and Allianz Private Krankenversicherungs-AG (health insurance) are subsidiaries of Allianz Deutschland AG since November 2005. In connection with this reorganization, on January 30, 2006, and effective October 1, 2005, two property-casualty subsidiaries, Frankfurter Versicherungs-AG and Bayerische Versicherungsbank AG, were merged into Allianz Versicherungs-AG. Prior to this, Allianz Versicherungs-AG had increased its interest in Bayerische Versicherungsbank AG in November 2005 from 90 % to 100%. In addition, the sales activities of the said German property-casualty and life/health insurance companies are to be consolidated into a separate sales company as the fourth subsidiary of Allianz Deutschland AG.

Effective January 1, 2006, the previous regional structure of the property-casualty operations in Germany as well as of the branch offices of Allianz Lebensversicherungs-AG and Allianz Private Krankenversicherungs-AG has been replaced by the establishment of four sales and service regions, which include the “northwest” (Schleswig-Holstein, Hamburg, Bremen, Lower Saxony, North Rhine-Westphalia), the “northeast” (Mecklenburg-Western Pommerania, Brandenburg, Berlin, Saxony-Anhalt, Saxony, Thuringia), the “southwest” (Hesse, Rhineland-Palatine, Baden-Wuerttemberg, Saarland) and the “southeast” (Bavaria).

Property-Casualty Insurance Reserves

General

The Allianz Group establishes property-casualty loss reserves for the payment of losses and loss adjustment expenses (or “LAE”) on claims which have occurred but are not yet settled. Loss and LAE reserves fall into two categories: individual case reserves for reported claims and reserves for incurred but not reported (or “IBNR”) claims.

Case reserves for reported claims are based on estimates of future payments that will be made in respect of claims, including LAE relating to such claims. Such estimates are made on a case-by-case basis, based on the facts and circumstances available at the time the reserves are established. The estimates reflect the informed judgment of claims personnel based on general insurance reserving practices and knowledge of the nature and value of a specific type of claim. These case reserves are regularly re-

evaluated in the ordinary course of the settlement process and adjustments are made as new information becomes available.

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

IBNR reserves are estimates based on actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Trends on claim frequency, severity and time-lag in reporting are examples of factors used in projecting the IBNR reserves. IBNR reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

The process of estimating loss and LAE reserves is by nature uncertain due to the large number of variables affecting the ultimate amount of claims. Some of these variables are internal, such as changes in claims handling procedures, introduction of new IT systems or company acquisitions and divestitures. Others are external, such as inflation, judicial trends and legislative changes. The Allianz Group attempts to reduce the uncertainty in reserve estimates through the use of multiple actuarial and reserving techniques and analysis of the assumptions underlying each technique.

Within the Allianz Group, loss and LAE reserves are estimated by local operating entity, and within each entity by line of business. In addition, actuaries at Allianz AG use a variety of methods to oversee and monitor reserve levels set by the local companies. These methods include independent reserve reviews, peer reviews of local reserve analyses, monitoring of quarterly loss data and assessments of local actuarial reserving processes. Meetings are held quarterly of the Group Reserve Committee, consisting of the Group CEO, Group CFO, Head of Group Financial Reporting, Head of Group Accounting and the Group Chief Actuary to oversee this control process. This central control process serves not only to ensure that the total loss and LAE reserves for the Allianz Group are reasonable, but also to improve the consistency and quality of reserve analyses across the Allianz Group.

During 2005, there were no significant changes in the mix of business written. Moreover, there were no material changes to the amount and type of reinsurance placed in respect of the Allianz Group’s business.

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

The following table breaks down the loss and LAE reserves of the Allianz Group, gross of reinsurance ceded, by region and line of business for the year ended December 31, 2005, on an IFRS basis. The credit, travel and marine & aviation lines are written on a world-wide basis through multiple legal entities in several countries, and as a result, are not included in the regional totals.

Loss and LAE Reserves by Region and Line of Business(1)

as of December 31, 2005

	Gross of Reinsurance
	Automobile Insurance	General Liability	Property	Other Short-Tail Lines(2)	Other Medium-Tail Lines(3)	Other Long-Tail Lines(4)	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Germany(5)	4,558	2,185	726	—	4,216	1,280	12,965
France(5)	2,176	1,897	1,158	298	3,197	—	8,726
Italy	4,163	1,574	448	158	409	15	6,767
United Kingdom	1,035	420	618	55	214	932	3,274
Switzerland(5)	823	236	146	73	1,235	764	3,277
Spain	1,036	264	135	2	258	—	1,695
Rest of Europe	2,750	1,036	486	182	430	471	5,355
NAFTA Region(6)	469	5,059	3,001	14	996	1,533	11,072
Asia-Pacific Region	1,384	379	219	3	146	671	2,802
South America, Africa and Rest of World	165	56	111	2	75	—	409

Subtotal of regions	18,559	13,106	7,048	787	11,176	5,666	56,342

Credit insurance	—	—	—	1,012	93	—	1,105
Travel insurance and assistance services	—	—	—	128	—	—	128
Marine & aviation	—	—	—	—	1,804	867	2,671

Subtotal of specific business (global)	—	—	—	1,140	1,897	867	3,904

Allianz Group Total	18,559	13,106	7,048	1,927	13,073	6,533	60,246

(1)	By jurisdiction of individual Allianz Group subsidiary companies.
(2)	Other Short-Tail Lines are comprised of health, credit insurance, crop and hail.
(3)	Other Medium-Tail Lines are comprised of personal accident, legal protection, marine hull, aviation hull, construction, packages, pools, multi-peril lines, assumed reinsurance and other business.
(4)	Other Long-Tail Lines are comprised of workers compensation, marine third party liability and aviation third party liability.
(5)	For Germany, France and Switzerland, Other Medium-Tail business consists primarily of assumed business.
(6)	For the NAFTA Region, Other Long-Tail business consists primarily of workers’ compensation in the United States.

The Allianz Group estimates that loss and LAE reserves consist of approximately 20% short-tail, 51% medium-tail and 29% long-tail business.

Reconciliation of Beginning and Ending Loss and LAE Reserves

The following table reconciles the beginning and ending reserves of the Allianz Group, including the effect of reinsurance ceded, for the property-casualty insurance segment for each of the years in the three-year period ended December 31, 2005 on an IFRS basis.

Reconciliation of Loss and LAE Reserves

	Year Ended December 31,
	2005		2004	2003
	€ mn		€ mn	€ mn
Balance as of January 1	55,536		56,644	60,054
Less reinsurance recoverable	(10,029)		(12,049)	(14,588)

Net	45,507		44,595	45,466

Plus incurred related to:
Current year	26,418		25,643	25,712
Prior years	(1,166	)(1)	(446)	279

Total incurred	25,252		25,197	25,991

Less paid related to:
Current year	(11,762)		(11,374)	(11,860)
Prior years	(10,787)		(11,818)	(13,155)

Total paid	(22,549)		(23,192)	(25,015)

Effect of foreign exchange and other	1,467		(469)	(1,822)
Effect of (divestitures)/acquisitions(2)	1		(624)	(25)
Net balance at end of year	49,678		45,507	44,595
Plus reinsurance recoverable	10,568		10,029	12,049

Balance as of December 31	60,246		55,536	56,644

(1)	The €1,166 million of favorable development during 2005 was the result of many individual developments by region and line of business. See “—Changes in Loss and LAE Reserves During 2005.”
(2)	Reserves for loss and LAE of subsidiaries acquired (or disposed) are shown during the year of acquisition (or disposition). The divestiture of €624 million in 2004 was driven primarily by the sale of Allianz Insurance Company of Canada in December 2004.

Changes in Loss and LAE Reserves During 2005

As noted above, loss and LAE reserves of the Allianz Group at December 31, 2005 included €1,166 million reduction in incurred loss and LAE relating to prior years, representing 2.6% of net loss and LAE reserves at January 1, 2005. The following table provides a breakdown of this amount by region.

Changes in Loss and LAE Reserves During 2005

	Net Reserves as of December 31, 2004	Net Development in 2005 related to Prior Years	in%(1)
	€ mn	€ mn
Germany	8,601	(216)	(2.5)
France	7,256	5	0.1
Italy	6,105	(212)	(3.5)
United Kingdom	2,463	(251)	(10.2)
Switzerland	2,799	(57)	(2.0)
Spain	1,266	(46)	(3.6)
Rest of Europe	6,745	(252)	(3.7)
NAFTA Region	5,833	85	1.5
Asia-Pacific Region	2,255	(71)	(3.2)
South America, Africa and Rest of World	224	(9)	(4.0)

Subtotal of regions	43,548	(1,024)	(2.4)
Credit insurance	811	(213)	(26.3)
Travel insurance and assistance services	120	(15)	(12.2)
Marine & aviation	1,029	85	8.3

Allianz Group Total	45,507	(1,166)	(2.6)

(1)	In percent of net reserves as of December 31, 2004

Within each region, these reserve developments represent the sum of amounts for individual companies and lines of business. Because of the multitude of these reviewed segments, it is not feasible, or meaningful, to provide detailed information regarding each segment (e.g., claim frequencies, severities and settlement rates). We discuss below the major highlights of the reserve developments during the past year as they are recognized at the operating entities. Most of these companies analyze loss and LAE reserves on a gross basis. Therefore, the discussion is based on gross loss and LAE reserves in the local currency of the company before consolidation and converted to Euro for uniform presentation. Consequently, individual amounts in the following discussion, which are based on significant developments of our major operating entities, do not fully reconcile to those in the above table, which are based on net loss and LAE reserves and net developments during 2005.

Germany

In Germany, gross loss and LAE reserves developed favorably during 2005 by approximately €216 million, or 2.0% of reserves at January 1, 2005.

At Sachgruppe Deutschland (or “SGD”), the property-casualty insurance group of the Allianz Group in Germany, gross loss and LAE reserves developed favorably by €11 million. This development was the result of multiple effects.

Favorable developments included:

•	€24 million for engineering due to the settlement of two large losses from 2001 with no payments and a refined methodology applying actuarial evaluations to more homogeneous sub-portfolios; and

•	€51 million in aggregate as a result of minor movements of less than €10 million each in legal protection, personal accident with premium refund, homeowners, household, indexed property, engineering, motor, fire and business interruption and other insurance products.

Offsetting unfavorable developments include:

•	€60 million for refining the actuarial analysis of general liability into more homogeneous sub-portfolios including an offsetting effect from favorable development on large losses; and

•	€13 million for personal accident based on a first-time standalone analysis of annuity claims.

Also during 2005, Allianz AG, the Allianz Group company underwriting primarily intra-Allianz Group reinsurance, experienced €48 million of favorable reserve development. This amount was the result of favorable developments, and partially offseting unfavorable developments. In many cases, these developments were the direct result of corresponding developments in reserves on the underlying business of the Allianz Group companies that were ceded to Allianz AG.

Favorable developments included:

•	€65 million for business written on behalf of large international accounts for Allianz Versicherungs-AG due to re-estimations based on updated assumptions derived from direct business;

•	€56 million on property in Western Europe to allow for accelerating reporting patterns for large surplus contracts;

•	€15 million on participation in credit business from Euler Hermes; and

•	€14 million on business assumed from Fireman’s Fund Insurance Company (or “Fireman’s Fund”).

Offsetting adverse developments included:

•	€25 million on facultative business following an updated reserve analysis;

•	€22 million for World Trade Center claims re-estimated based on more detailed information on open claims and on retrocessional covers;

•	€22 million based on an updated review of reserves for HIV contaminated blood reserves;

•	€18 million on deferred underwriting year accounts for Middle-East and North Africa business in run-off;

•	€14 million on marine & aviation fronting business on an underwriting year basis as well as an increase in connection with hurricane Ivan in 2004; and

•	€13 million based on a reassessment of reserves for one claim in facultative business.

Allianz Global Risks Re, which provides reinsurance for the international corporate business of the Allianz Group companies worldwide, experienced a favorable development of €157 million during 2005, arising from a range of factors. Similar to Allianz AG, reserve developments for Allianz Global Risks Re are often attributable to developments in the underlying business of the Allianz Group companies underwriting the international corporate business.

Favorable developments at Allianz Global Risks Re included:

•	€137 million on property business, resulting largely from favorable developments in the major markets of France, England, United States and Germany;

•	€40 million on energy and engineering following re-estimation in particular for United States and England; and

•	€11 million for releasing IBNR on a stop loss treaty in run-off;

These have been partially offset by strengthening liability reserves by € 21 million due to a general increase in reported losses and, in particular, for two individual large claims as well as an adverse foreign currency exchange effect of €23 million.

France

In France, gross loss and LAE reserves developed favorably by €180 million, or 2.1% of the reserves at January 1, 2005.

At AGF IART, favorable reserve developments of €202 million were partially offset by €99 million unfavorable developments.

Favorable developments at AGF IART included:

•	€147 million on property business from agents, brokers and international corporate business, due to reductions in the estimated ultimate loss;

•	€35 million for annuities; and

•	€20 million for pecuniary losses.

Offsetting unfavorable developments at AGF IART included:

•	€35 million for natural catastrophe claims in agents business arising from government decrees on 2003 drought damages in France;

•	€21 million for motor third party liability agents business mainly due to court decisions on cases for claims from prior accident years;

•	€17 million arising from local brokerage general liability business attributable to medical liability business which is in run-off;

•	€14 million for natural catastrophe overseas, reflecting further development during 2005 on claims arising from an earthquake in Guadeloupe at the end of 2004; and

•	€12 million for international transport business.

Italy

As a result of a combination of reserve developments at four operating entities, the gross loss and LAE reserves developed favorably in Italy by €242 million, or 3.8% of the reserves at January 1, 2005.

At RAS S.p.A., favorable developments of €46 million were attributable to the following factors:

•	€23 million due to decrease in frequency in motor third party liability;

•	€18 million for indirect business; and

•	€18 million due to other lines of business.

These favorable developments were partially offset by adverse development of €21 million for general liability.

Allianz Subalpina, a consolidated subsidiary of RAS S.p.A., exhibited favorable development of €25 million during 2005, mainly consisting of €8 million for property, €6 million for personal accident and an additional €8 million for general liability, motor third party liability and credit.

Genialloyd, a consolidated subsidiary of RAS S.p.A. specializing in motor business, exhibited a favorable development of €13 million during 2005, due to an accelerated settlement of smaller claims.

Lloyd Adriatico experienced favorable development of €165 million mainly driven by a favorable development of €135 million in motor third party liability due to a significant decrease in volatility. Furthermore, Lloyd Adriatico experienced favorable development of €25 million in its personal accident, property, general liability and other motor lines.

United Kingdom

In the United Kingdom, gross loss and LAE reserves developed favorably during 2005 by €327 million, or 10.7%, of the reserves at January 1, 2005.

At Allianz Cornhill, gross loss and LAE reserves developed favorably during 2005 by €344 million due primarily to the following factors:

•	€83 million on commercial property and €41 million on industrial property as a result of the release of reserves on individual large claims and due to a reduction of reserves for weather related events from accident year 2004, which were by nature very uncertain at the end of 2004;

•	€54 million on specialized insurance programs or schemes due to favorable experience on the creditor and all risks accounts;

•	€50 million on commercial motor due to generally favorable claims experience, as well as revised claim payment patterns on bodily injury claims observed in a claims process review;

•	€32 million on personal motor due to a release of reserves for potential late reported large losses at year-end 2004;

•	€29 million on commercial liability benefiting from the same bodily injury development as that of motor claims; and

•	€23 million in run-off of industrial business arising from several large reductions on individual losses.

At AGF U.K., a company in run-off reserves for loss and loss adjustment expenses, developed unfavorably by €15 million.

Switzerland

In Switzerland, gross loss and LAE reserves experienced favorable development of €39 million, or 1.3% of the reserves at January 1, 2005.

At Allianz Suisse Versicherungs-Gesellschaft, gross loss and LAE reserves developed favorably by €24 million due to the following factors:

•	€24 million for revised assumptions for tail development in motor and liability business; and

•	€7 million release in LAE reserves due to an improved cost allocation procedure resulting in allocating less loss adjustment expenses.

These favorable developments were partly offset by an increase of €7 million for assumed reinsurance.

Loss and LAE reserves of Allianz Risk Transfer, the Allianz Group company selling conventional reinsurance as well as a variety of alternative risk transfer products, developed favorably by €7 million primarily due to the favorable development on a large traditional quota-share reinsurance contract.

Spain

Gross loss and LAE reserves for Allianz Seguros developed favorably by €49 million, or 3.6% of the reserves at January 1, 2005. Favorable development of €58 million attributable to the reduction in frequency and average claim cost in motor business was partly offset by €13 million unfavorable development arising from a court decision affecting one large loss.

Rest of Europe

Loss and LAE reserves in other European Allianz Group companies developed favorably by €287 million, or 4.0% of the reserves at January 1, 2005. This figure represents the net result of unfavorable as well as favorable developments for numerous individual companies. Since the business is written in different currencies, these developments were also affected by foreign exchange rate movements.

Allianz Irish Life Holdings p.l.c. experienced favorable development of €105 million. Favorable court decisions and declining claim frequencies contributed to a €45 million surplus in commercial and personal motor. The case estimate savings in property led to another €15 million surplus. Further favorable developments included €20 million in commercial liability and €10 million in credit insurance.

Gross loss and LAE reserves for Allianz Slovenská experienced favorable development of €82 million in 2005, due primarily to:

•	€40 million for motor due to the improvement managing salvages and the enhancement in the calculation of IBNR reserves; and

•	€40 million for lower participation in the loss and LAE reserves for claims from the former state insurer in motor.

Gross loss and LAE reserves for Allianz Nederland Schade experienced favorable development of €59 million in 2005, due primarily to:

•	€28 million for motor business from the former Zwolsche Algemeene portfolio and due to a decrease in claim frequency;

•	€26 million from property caused by a lower frequency and a low number of large claims; and

•	€12 million for engineering and marine business.

NAFTA Region

For the entire NAFTA region, Allianz Group’s gross loss and LAE reserves developed unfavorably during 2005 by €906 million, or 10.3% of the reserves at January 1, 2005. The largest Allianz Group companies in this region are Fireman’s Fund and Allianz Global Risks U.S. Insurance Company (or “AGR U.S.”).

At Fireman’s Fund, prior period gross loss and LAE reserve estimates increased by €920 million including an gross increase of €926 million as a result of a ground-up reserve study on asbestos and environmenal (or “A&E”) claims. The A&E net increase for Fireman’s Fund was €52 million for uncollectible reinsurance and ULAE, as loss and ALAE reserves after external reinsurance have been ceded to Allianz AG based on a coverage provided in 2002. The details of the A&E study and the transaction with Allianz AG are discussed below at “—Asbestos and Environmental Loss Reserves in the United States”. Unfavorable developments unrelated to A&E included:

•	€49 million in medical malpractice driven by one large claim that was heavily reinsured; and

•	€20 million in the surety business in run-off driven by a single account based on re-estimation of the cost to complete projects.

These adverse developments were offset by the following favorable developments:

•	€40 million in workers compensation driven by a larger than expected impact from California workers’ compensation reforms as well as cost savings from our “3+One” project initiatives; and

•	€9 million from the affiliated Jefferson Insurance Company driven by re-estimation of losses in other liability and commercial multi-peril lines.

AGR U.S., which underwrites large industrial accounts in the United States and through a newly- established branch office in Canada, experienced favorable developments of €21 million following indications of internal actuarial reserve studies during 2005 relating to property lines. AGR U.S. also experienced a favorable development of €14 million for general liability, which was entirely offset by an adverse development of the same amount in workers’ compensation.

Asia-Pacific

Gross loss and LAE reserves for the Asia-Pacific region developed favorably during 2005 by approximately €130 million or 5.2% of reserves at January 1, 2005. The largest Allianz Group property-casualty insurer in the region is Allianz Australia, representing approximately 93% of the region’s total reserves.

Allianz Australia experienced favorable development of €115 million during 2005. This result arose from partially favorable developments from different lines of business:

•	€66 million from motor third party liability following favorable loss experience in Queensland and New South Wales due to the impact of prior years’ legislative changes;

•	€44 million in property, fire and engineering businesses, where the development of a number of large claims was favorable during 2005;

•	€34 million for general liability due to a reduction in claim costs following a significant legislative reform during 2002, as well as an improvement in its estimation method resulting in lower estimates;

•	€14 million for workers’ compensation related to reductions in Western Australia and Tasmania to allow for favorable trends after legislative changes in 1999 and 2002 with an offsetting increase for a run-off portfolio developing favorably in total but being charged with increased assumptions for future inflation and the future number of mesothelioma claims; and

•	€7 million for inwards reinsurance business, a portfolio in run-off, experiencing slower than expected reported claim costs.

Credit Insurance

Credit insurance is underwritten in the Allianz Group by Euler Hermes. During 2005, Euler Hermes experienced favorable development of €324 million, or 26.8% of the reserves at January 1, 2005. Of this amount, €134 million are attributable to Euler Hermes Germany due primarily to further refinement of the actuarial approach and simultaneously experiencing favorable loss trends. In France, the favorable development of €89 millions was mainly attributable to a decrease in IBNR for 2004 due to a better economic environment. Furthermore, in Italy, a favorable development of €27 million was mainly due to a release in reserves on two large claims, which developed better than expected. Lastly, a favorable development of €27 million in the United Kingdom was attributable to a lower-than-expected loss ratio in accident year 2004.

Marine & Aviation

Allianz Marine & Aviation consists of two legal entities located in Germany and France, as well as a branch office in the United Kingdom. Additional marine & aviation business is underwritten in other entities of the Allianz Group (e.g., Firemans’ Fund) and is reported in these respective entities.

Allianz Marine & Aviation gross loss and LAE reserves developed favorably by €152 million in France and unfavorably by €172 million in Germany resulting in a total of €20 million unfavorable development, or 1.0% of the reserves at January 1, 2005.

In Germany, the unfavorable development was due to a charge of €350 million to reflect the difference between the analysis based on underwriting year and accounting based on accident year. In the United Kingdom, blue water hull developed unfavorably by of €15 million. These effects are partly offset by the favorable development of aviation claims of €150 million, primarily for underwriting years 2003 and 2004, for business both in Germany and the United Kingdom and a further €20 million due to a favorable development for losses in German marine business.

In France, the favorable development was due primarily to revised estimates of ultimate losses in aviation and marine. A release of €108 million was attributable to aviation both in the United Kingdom and France, €20 million in marine in France and an additional €11 million favorable development in marine in the United Kingdom.

Changes in Historical Loss and LAE Reserves

The following table illustrates the development of the Allianz Group’s loss and LAE reserves, on an IFRS basis and gross of reinsurance, over the past nine years. Since the Allianz Group adopted IFRS in 1997, historical loss development data is available on an IFRS basis of accounting for the nine years 1997 to 2005 only.

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

The bottom section compares the latest re-estimated gross reserves for loss and LAE to the gross reserves as initially established and indicates the cumulative development of the initially established gross reserves through December 31, 2005. For instance, the surplus (deficiency) shown in the table for each year represents the aggregate amount by which the original estimates of reserves at that year-end have changed in subsequent years. Accordingly, the cumulative surplus (deficiency) for a year-end relates only to reserves at that year-end and such amounts are not additive. Caution should be exercised in evaluating the information shown on this table, as each amount includes the effects of all changes in amounts for prior periods. For example, the portion of the development shown for year-end 1999 reserves that relates to 1997 losses is included in the cumulative surplus (deficiency) of the 1997 through 1999 columns.

This table below presents calendar year data, not accident year data. Conditions and trends that have affected development of liability in the past may or may not necessarily occur in the future, and accordingly, conclusions about future results may not be derived from information presented in this table.

Changes in Historical Reserves for Unpaid Loss and LAE

Property-Casualty Insurance Segment

Gross of Reinsurance

	December 31,(1)
	1997	1998	1999	2000	2001	2002	2003	2004	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Gross liability for unpaid claims and claims expenses	33,259	38,899	50,980	53,680	61,033	59,204	55,889	55,529	60,246
Paid (cumulative) as of:
One year later	8,027	11,166	14,877	16,001	15,624	16,120	14,218	13,357
Two years later	12,062	17,598	22,497	22,889	24,069	23,739	20,987
Three years later	15,120	22,097	26,926	27,755	29,394	28,687
Four years later	17,429	25,030	30,312	31,220	33,016
Five years later	19,154	27,416	32,820	33,826
Six years later	20,499	29,199	34,760
Seven years later	21,536	30,684
Eight years later	22,504
Liability re-estimated as of:
One year later	32,825	40,807	51,378	54,577	57,738	55,836	54,050	56,311
Two years later	29,776	44,593	52,246	53,069	55,703	55,650	55,227
Three years later	31,558	45,325	50,819	51,495	55,820	57,119
Four years later	32,001	44,027	49,293	52,016	57,130
Five years later	31,321	42,824	49,992	53,234
Six years later	30,147	43,659	50,970
Seven years later	31,141	44,364
Eight years later	31,988
Cumulative surplus (deficiency)	1,271	(5,465)	10	446	3,903	2,085	662	(782)
Cumulative surplus (deficiency) excluding impact of foreign exchange(2)	1,737	1,256	(977)	(1,996)	(1,415)	781	1,767	1,589
Percent	5.2%	3.2%	(1.9)%	(3.7)%	(2.3)%	1.3%	3.2%	2.9%

(1)	Reserves for loss and LAE of subsidiaries sold are excluded in the above table. Reserves for loss and LAE of subsidiaries purchased are included as of the date of the acquisition.

(2)	The cumulative surplus (deficiency) excludes the impact of foreign exchange and other effects.

In 2005, loss and LAE reserves increased by €4,717 million. A primary contributor to this increase was the number of natural catastrophes which occurred during 2005, in particular the U.S. hurricanes Katrina, Rita and Wilma, resulting in total estimated claims from natural catastrophes, net of reinsurance, of €1,090 million for the Allianz Group. Operating entities most affected by natural catastrophes in 2005 included Allianz Marine & Aviation, Allianz Global Risks Re, Allianz AG, Fireman’s Fund, Allianz Versicherungs-AG and Allianz Suisse. An additional factor which contributed to the increase in loss and LAE reserves in 2005 was the weakening of the Euro relative to U.S. dollar and Australian dollar, resulting in a total foreign currency exchange rate effect of €2,286 million. Reserve developments during 2005 are described in further detail in the preceding section “—Changes in Loss and LAE Reserves During 2005”.

The overall reduction in loss and LAE reserves from 2003 to 2004 was attributable to the then ongoing settlement and run-off of various U.S. business lines, and the appreciation of the Euro relative to U.S. dollar during these years.

The overall decrease in loss and LAE reserves between December 31, 2002 and 2003 was attributable primarily to the strengthening of the Euro relative to the U.S. dollar, the British pound sterling and the Swiss franc during 2003. Reserves in these three currencies decreased by €2.8 billion during 2003 due to a stronger Euro and a reduction of reserves in U.S. dollar attributable to the exit from some business lines, including surety at Fireman’s Fund and general liability at AGR U.S.

The significant increase in the gross reserves for 2001 over 2000 was driven by gross incurred losses and loss adjustment expenses related to the terrorist attack of September 11, 2001. On a consolidated Allianz Group basis, the terrorist attack of September 11, 2001 resulted in net claims costs of approximately €1,500 million. Estimated losses are based on a policy-by-policy analysis as well as a variety of actuarial techniques, coverage interpretations and claim estimation methodologies, and include an estimate of incurred but not reported, as well as estimated costs related to the settlement of claims. These loss estimates are subject to considerable uncertainty. In connection with the terrorist attack of September 11, 2001, we recorded net claims expenses of approximately €1,500 million in 2001 for the Allianz Group on the basis of one occurrence.

On December 6, 2004, a New York jury rendered a verdict that the World Trade Center attack constituted two occurrences under the alleged terms of various coverages. At December 31, 2005, this decision had no adverse impact on the Allianz Group’s operating results. AGR U.S. has appealed this decision. The final implications of this decision for the Allianz Group will not be determined until the completion of further proceedings.

Discounting of Loss and LAE Reserves

As of December 31, 2005, 2004 and 2003, the Allianz Group consolidated property-casualty reserves reflected discounts of €1,326 million, €1,220 million and €1,261 million respectively.

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

	Discounted Reserves in		Amount of the Discount		Interest rate used for Discounting
	2005	2004	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
France	1,404	1,402	357	330	3.25%	3.25%
Germany	445	407	298	278	2.75% to 4.00%	2.75% to 4.00%
Switzerland	414	392	236	236	3.25%	3.25%
United States	213	190	230	216	6.00%	6.00%
United Kingdom	116	84	110	65	4.00% to 4.25%	4.25%
Belgium	91	83	28	26	4.68%	4.75%
Hungary	67	69	22	22	1.40%	1.40%
Portugal	57	57	44	47	4.00%	4.25%

Total	2,807	2,684	1,326	1,220

Asbestos and Environmental Loss Reserves in the United States

There are significant uncertainties in estimating A&E reserves for loss and loss adjustment expense. Reserves for asbestos-related illnesses and environmental clean-up losses cannot be estimated using traditional actuarial techniques due to the long latency period and sensitivity to legal, socio-economic and regulatory trends. Case reserves are established when sufficient information is available to indicate the involvement of a specific insurance policy. In addition, IBNR reserves are established to cover additional exposures on both known and not yet reported claims. To the extent possible, A&E loss reserve estimates are based not only on claims reported to date but also on a survey of policies that may be exposed to claims reported in the future (i.e., an exposure analysis).

In establishing liabilities for A&E claims, management considers facts currently known and the current state of the law and coverage litigation. However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpretation in the future, there is significant uncertainty regarding the extent of remediation and insurer liability.

The industry-wide loss trends for some of these exposures, especially for asbestos-related losses, have deteriorated recently. Some of the reasons for this deterioration include the fact that insureds who either produced or installed products containing asbestos have seen more and larger claims brought against them, and some of these companies have declared bankruptcy which has caused plaintiff attorneys to seek larger amounts from solvent defendants and to also include new defendants. Some defendants are also seeking relief under different coverage provisions when the products liability portion of their coverage has been exhausted.

In response to these developments, Fireman’s Fund engaged an external consultant to review its gross asbestos liabilities at December 31, 2004. Based on the results of this external study, Fireman’s Fund estimated its asbestos reserves net of reinsurance, analyzed the company’s environmental reserves gross and net of reinsurance and selected the actuarial best estimate reserves for its A&E exposure. The analyses included a review of the ultimate, gross asbestos and environmental loss and allocated loss adjustment reserves for accident years 1987 and prior. The 1987 and prior year cut-off date for A&E is consistent with the way Fireman’s Fund segregates its data for reporting and reserving purposes; this definition coincides with changes in policy language and the introduction of pollution exclusions which occurred in the mid-1980s. The methodology involved exposure-based modeling of policies with the greatest asbestos exposures, supplemented by aggregate methods for the remaining insureds and environmental loss exposures.

The range of reasonable potential outcomes for A&E liabilities provided in these analyses is particularly large. Given this inherent uncertainty in estimating A&E liabilities, significant deviation from the currently carried A&E reserve position is possible.

The table below shows Fireman’s Fund case count activity for A&E in 2003 to 2005, including the activity for A&E of Jefferson Insurance Company of New York for 2004 and 2005:

	Year-to-Date Case Counts December 31,			Percent Change
	2005	2004	2003	2005	2004
New	1,173	2,314	1,782	(49.3)%	29.9%
Reopened	207	213	326	(2.8)%	(34.7)%
Closed	4,590	1,606	1,296	185.8%	23.9%
Pending	3,388	6,624	5,726	(48.9)%	15.7%

On September 30, 2002, Fireman’s Fund and Allianz AG entered into a reinsurance contract whereby Fireman’s Fund ceded net carried A&E loss and allocated ALAE reserves to Allianz AG, with Allianz AG providing reinsurance cover up to a maximum of USD 2,158 million. Based on the aforementioned A&E study completed during the year ended December 31, 2005, Fireman’s Fund increased the cession to this treaty from USD 1,276 million at December 31, 2004 to USD 2,080 million at December 31, 2005, leaving further coverage of USD 78 million. As a result of already sufficient reserves, there was no net impact on Allianz Group level, absent a USD 65 million loss caused by the increase in provisions for uncollectible reinsurance recoverables and ULAE.

Total net reserves for A&E related liabilities for the U.S. based subsidiaries of the Allianz Group (i.e., Fireman’s Fund and AGR U.S.) at December 31, 2005 and 2004 were €1,390 million and €739 million, respectively, excluding intercompany reinsurance agreements.

The following table summarizes the gross and net loss and loss adjustment expenses reserves for the U.S.- based subsidiaries for A&E claims before intercompany reinsurance agreements.

Year-end December 31,	A&E Net Reserves	A&E Gross Reserves	As percentage of U.S. Property- Casualty Gross Reserves	As percentage of the Allianz Group’s Property-Casualty Gross Reserves
	€ mn	€ mn
2001	979	1,649	10.1%	2.7%
2002	1,250	1,704	11.8%	2.9%
2003	906	1,263	11.9%	2.2%
2004	739	1,097	12.4%	2.0%
2005	1,390	1,887	17.1%	3.1%

The table below shows total A&E loss activity for the past five years for Fireman’s Fund and AGR U.S. These numbers are shown gross of reinsurance and on a U.S. statutory basis.

	Year Ended December 31,
Asbestos:	2001	2002	2003	2004	2005
	$ mn	$ mn	$mn	$mn	$mn
Loss + LAE Reserves as of January 1	679	596	1,147	1,097	1,033
Plus Incurred Loss and LAE	23	688	101	110	1,090
Less Loss and LAE Payments	106	137	151	173	270
Payments for Loss	79	102	106	121	220
Payments for LAE	27	35	45	52	50
Loss + LAE Reserves as of December 31	596	1,147	1,097	1,033	1,853

	Year Ended December 31,
Environmental:	2001	2002	2003	2004	2005
	$mn	$mn	$mn	$mn	$mn
Loss + LAE Reserves as of January 1	975	863	630	482	462
Plus Incurred Loss and LAE	(37)	73	(89)	67	86
Less Loss and LAE Payments	75	306	59	87	88
Payments for Loss	38	259	31	53	52
Payments for LAE	37	47	28	34	36
Loss + LAE Reserves as of December 31	863	630	482	462	460

	Year Ended December 31,
Total Asbestos and Environmental:	2001	2002	2003	2004	2005
	$ mn	$ mn	$ mn	$ mn	$ mn
Loss + LAE Reserves as of January 1	1,654	1,459	1,776	1,579	1,495
Plus Incurred Loss and LAE	(14)	761	12	177	1,176
Less Loss and LAE Payments	181	443	210	260	358
Payments for Loss	117	361	137	174	272
Payments for LAE	64	82	73	86	86
Loss + LAE Reserves as of December 31	1,459	1,776	1,579	1,495	2,313

Non-U.S. Asbestos and Environmental Exposures

Asbestos and environmental exposures also exist outside of the United States and have led to insurance claims in several other countries. The level of claims activity to date, and the potential for future claims varies significantly from country to country due to many factors, including differing social and legal systems, policy terms and conditions and mix of insured business. The Allianz Group is currently conducting a review of its non-U.S. asbestos exposures.

Selected Statistical Information Relating to Our Banking Operations

For the purposes of presenting the following information, our banking operations include Dresdner Bank AG and its subsidiaries (“Dresdner Bank”), including its asset management operations, which are insignificant in size relative to Dresdner Bank’s banking operations, and certain other banking subsidiaries of the Allianz Group. This presentation differs from the presentation in the remainder of “Operating and Financial Review and Prospects”, where the asset management operations of Dresdner Bank are included in our asset management segment and excluded from our banking segment. The following information has been derived from the financial records of our banking operations and has been prepared in accordance with IFRS; it does not reflect certain adjustments and consolidations to convert such information to the Allianz Group’s consolidated financial statements. Particularly, the assets and liabilities of Dresdner Bank do not reflect the purchase accounting adjustments applied for the Allianz Group’s consolidated financial statements with respect to Dresdner Bank’s assets and liabilities at July 23, 2001, the date of the acquisition of Dresdner Bank by the Allianz Group. Further, the following information does not reflect adjustments necessary to convert such information to U.S. GAAP.

As discussed in more detail in “Key Information—Selected Consolidated Financial Data” and Note 3 to our consolidated financial statements, our consolidated financial statements have been prepared in accordance with 2005 IFRS, which introduced a number of new and revised IFRS standards effective January 1, 2005 and which also apply to the financial records of our banking operations. Certain of these standards are required to be applied retrospectively, which has the effect of applying 2005 IFRS to prior periods as if those accounting principles had always been used. These standards include IAS 39 revised, Financial Instruments: Recognition and Measurement, which has an impact on the selected statistical information relating to our banking operations. Accordingly, the information at and for the years ended December 31, 2005, 2004, 2003 and 2002 is presented below in accordance with 2005 IFRS, and where applicable and as indicated, certain information for the years 2004, 2003 and 2002 has been revised to reflect the retrospective application of IAS 39 revised. The information at and for the year ended December 31, 2001 is presented in accordance with pre-2005 IFRS and accordingly does not reflect the retrospective application of 2005 IFRS, due to the unreasonable effort or expense required to prepare such information, in particular resulting from the implementation for such year of the new impairment criteria of IAS 39 revised. For more information on the impact of the retrospective application of 2005 IFRS at and for the years ended December 31, 2004 and 2003, see Note 3 to our consolidated financial statements.

The following information also reflects the closure of Dresdner Bank’s non-strategic IRU effective September 30, 2005, having completed its mandate to free-up risk capital through the reduction of risk-weighted assets. At September 30, 2005, the IRU’s remaining risk assets amounted to €1.4 billion, of which the majority was sold in 4Q 2005, resulting in a further decrease of these risk assets to approximately one-third at December 31, 2005.

Average Balance Sheet and Interest Rate Data

The following table sets forth the average balances of assets and liabilities and related interest earned from interest-earning assets and interest expensed on interest-bearing liabilities, as well as the resulting average interest yields and rates for the years ended December 31, 2005, 2004 and 2003. The average balance sheet and interest rate data is based on consolidated monthly average balances using month-end balances prepared in accordance with IFRS.

In accordance with IAS 39, the fair values of all derivative instruments are included within non-interest-earning assets or non-interest-bearing liabilities. Interest income and interest expense relating to qualifying hedge derivative instruments have been reported within the interest income and interest expense of the hedged item for each period.

The allocation between German and non-German components is based on the location of the office that recorded the transaction. Categories of loans and advances include loans placed on non-accrual status. For a description of our accounting policies on non-accrual loans see “—Risk Elements—Non-accrual Loans” and “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates.”

Our banking operations do not have a significant balance of tax-exempt investments. Accordingly, interest income on such investments has been included as taxable interest income for purposes of calculating the change in taxable net interest income.

	Year Ended December 31,
	2005			2004			2003
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	€ mn	€ mn	%	€ mn	€ mn	%	€ mn	€ mn	%
Assets
Financial assets carried at fair value through income
In German offices	88,194	4,215	4.8%	110,316	3,972	3.6%	84,197	1,724	2.0%
In non-German offices	53,059	1,941	3.7%	37,643	1,131	3.0%	29,191	809	2.8%

Total	141,253	6,156	4.4%	147,959	5,103	3.4%	113,388	2,533	2.2%

Loans and advances to banks
In German offices	19,646	424	2.2%	21,880	455	2.1%	20,163	517	2.6%
In non-German offices	14,276	564	4.0%	8,653	210	2.4%	7,244	325	4.5%

Total	33,922	988	2.9%	30,533	665	2.2%	27,407	842	3.1%

Loans and advances to customers
In German offices	77,873	4,313	5.5%	83,950	4,058	4.8%	90,720	4,452	4.9%
In non-German offices	34,371	1,600	4.7%	28,029	1,210	4.3%	39,246	2,137	5.4%

Total	112,244	5,913	5.3%	111,979	5,268	4.7%	129,966	6,589	5.1%

Securities purchased under resale agreements
In German offices	83,614	2,690	3.2%	110,439	2,896	2.6%	91,306	2,602	2.8%
In non-German offices	59,513	2,324	3.9%	64,030	1,399	2.2%	27,492	851	3.1%

Total	143,127	5,014	3.5%	174,469	4,295	2.5%	118,798	3,453	2.9%

Investment securities(1)
In German offices	7,392	237	3.2%	5,727	206	3.6%	5,909	254	4.3%
In non-German offices	5,651	237	4.2%	7,663	241	3.1%	7,683	263	3.4%

Total	13,043	474	3.6%	13,390	447	3.3%	13,592	517	3.8%

Total interest-earning assets	443,589	18,545	4.2%	478,330	15,778	3.3%	403,151	13,934	3.5%

Non-interest-earning assets
In German offices	45,974	—	—	45,760	—	—	38,581	—	—
In non-German offices	43,714	—	—	38,008	—	—	30,868	—	—

Total non-interest-earning assets	89,688	—	—	83,768	—	—	69,449	—	—

Total assets	533,277	—	—	562,098	—	—	472,600	—	—

Percent of assets attributable to non-German offices	39.5%	—	—	32.7%	—	—	30.0%	—	—

	Year Ended December 31,
	2005			2004			2003
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	€ mn	€ mn	%	€ mn	€ mn	%	€ mn	€ mn	%
Liabilities and shareholders’ equity
Financial liabilities carried at fair value through income
In German offices	215	16	7.4%	184	15	8.2%	163	13	8.0%
In non-German offices	19	1	4.6%	—	—	—	—	—	—

Total	234	17	7.2%	184	15	8.2%	163	13	8.0%

Liabilities to banks
In German offices	67,698	1,869	2.8%	86,796	1,989	2.3%	86,173	2,000	2.3%
In non-German offices	25,374	1,414	5.6%	21,784	1,066	4.9%	13,784	754	5.5%

Total	93,072	3,283	3.5%	108,580	3,055	2.8%	99,957	2,754	2.8%

Liabilities to customers
In German offices	60,254	1,720	2.9%	57,877	1,576	2.7%	57,322	1,726	3.0%
In non-German offices	39,056	1,139	2.9%	32,792	1,043	3.2%	37,211	910	2.4%

Total	99,310	2,859	2.9%	90,669	2,619	2.9%	94,533	2,636	2.8%

Securities sold under repurchase agreements
In German offices	60,471	2,382	3.9%	75,091	2,019	2.7%	58,998	1,719	2.9%
In non-German offices	59,113	2,226	3.8%	52,942	1,105	2.1%	17,568	638	3.6%

Total	119,584	4,608	3.9%	128,033	3,124	2.4%	76,566	2,357	3.1%

Subordinated liabilities
In German offices	3,244	163	5.0%	3,433	164	4.8%	3,757	174	4.6%
In non-German offices	3,062	181	5.9%	3,707	220	5.9%	3,836	267	7.0%

Total	6,306	344	5.5%	7,140	384	5.4%	7,593	441	5.8%

Certificated liabilities(2)
In German offices	18,441	758	4.1%	16,651	604	3.6%	13,745	536	3.9%
In non-German offices	32,258	1,205	3.7%	28,392	779	2.7%	40,093	1,365	3.4%

Total	50,699	1,963	3.9%	45,043	1,383	3.1%	53,838	1,901	3.5%

Profit participation certificates outstanding
In German offices	1,521	110	7.2%	1,517	111	7.3%	1,515	111	7.3%

Total	1,521	110	7.2%	1,517	111	7.3%	1,515	111	7.3%

Total interest-bearing liabilities	370,726	13,184	3.6%	381,166	10,691	2.8%	334,165	10,213	3.1%

Non-interest-bearing liabilities
In German offices	94,036	—	—	116,286	—	—	89,561	—	—
In non-German offices	56,582	—	—	52,892	—	—	36,447	—	—
Total non-interest-bearing liabilities	150,618	—	—	169,178	—	—	126,008	—	—

Shareholders’ equity	11,934	—	—	11,754	—	—	12,427	—	—

Total liabilities and shareholders’ equity	533,277	—	—	562,098	—	—	472,600	—	—

Percent of liabilities attributable to non-German offices	41.3%	—	—	35.0%	—	—	32.4%	—	—

(1)	In 2003, the average yields for investment securities available-for-sale have been calculated using amortized cost balances and do not include changes in fair value recorded within a component of shareholders’ equity. In 2005 and 2004, the average yields for investment securities available-for-sale have been calculated using the fair value balances. These balances are not materially different from the amortized cost balances. The average yields for investment securities held-to-maturity have been calculated using amortized cost balances.
(2)	Interest-bearing deposits are presented within liabilities to banks and liabilities to customers; certificates of deposit are presented within certificated liabilities.

Net Interest Margin

The following table sets forth the average total interest-earning assets, net interest earned and the net interest margin of our banking operations.

	Year Ended December 31,
	2005	2004	2003
	€ mn	€ mn	€ mn
Average total interest-earning assets	443,589	478,330	403,151
Net interest earned(1)	5,361	5,087	3,721
Net interest margin in %(2)	1.21%	1.06%	0.92%

(1)	Net interest earned is defined as total interest income less total interest expense.
(2)	Net interest margin is defined as net interest earned divided by average total interest-earning assets.

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

	Year Ended December 31,
	2005 over 2004			2004 over 2003
	Increase/(Decrease) due to Change in:			Increase/(Decrease) due to Change in:
	Total Change	Average Interest Rate	Average Volume	Total Change	Average Interest Rate	Average Volume
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest income
Financial assets carried at fair value through income
In German offices	243	1,139	(896)	2,248	1,595	653
In non-German offices	810	281	529	322	72	250

Total	1,053	1,420	(367)	2,570	1,667	903

Loans and advances to banks
In German offices	(31)	17	(48)	(62)	(103)	41
In non-German offices	354	174	180	(115)	(170)	55

Total	323	191	132	(177)	(273)	96

Loans and advances to customers
In German offices	255	563	(308)	(394)	(66)	(328)
In non-German offices	390	100	290	(927)	(390)	(537)

Total	645	663	(18)	(1,321)	(456)	(865)

Securities purchased under resale agreements
In German offices	(206)	580	(786)	294	(220)	514
In non-German offices	925	1,030	(105)	548	(311)	859

Total	719	1,610	(891)	842	(531)	1,373

Investment securities
In German offices	31	(24)	55	(48)	(40)	(8)
In non-German offices	(5)	68	(73)	(22)	(21)	(1)

Total	26	44	(18)	(70)	(61)	(9)

Total interest income	2,766	3,928	(1,162)	1,844	346	1,498

	Year Ended December 31,
	2005 over 2004			2004 over 2003
	Increase/(Decrease) due to Change in:			Increase/(Decrease) due to Change in:
	Total Change	Average Interest Rate	Average Volume	Total Change	Average Interest Rate	Average Volume
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest expense
Financial liabilities carried at fair value through income
In German offices	1	1	—	2	—	2
In non-German offices	1	1	—	—	—	—

Total	2	2	—	2	—	2

Liabilities to banks
In German offices	(120)	364	(484)	(11)	(25)	14
In non-German offices	348	159	189	312	(87)	399

Total	228	523	(295)	301	(112)	413

Liabilities to customers
In German offices	144	78	66	(150)	(167)	17
In non-German offices	96	(92)	188	133	250	(117)

Total	240	(14)	254	(17)	83	(100)

Securities sold under repurchase agreements
In German offices	363	810	(447)	300	(141)	441
In non-German offices	1,121	980	141	467	(367)	834

Total	1,484	1,790	(306)	767	(508)	1,275

Subordinated liabilities
In German offices	(1)	8	(9)	(10)	5	(15)
In non-German offices	(39)	(1)	(38)	(47)	(38)	(9)

Total	(40)	7	(47)	(57)	(33)	(24)

Certificated liabilities
In German offices	154	85	69	68	(39)	107
In non-German offices	426	309	117	(586)	(234)	(352)

Total	580	394	186	(518)	(273)	(245)

Profit participation certificates outstanding
In German offices	(1)	(1)	—	—	—	—
Total	(1)	(1)	—	—	—	—

Total interest expense	2,493	2,701	(208)	478	(843)	1,321

Change in taxable net interest income	273	1,227	(954)	1,366	1,189	177

Return on Equity and Assets

The following table sets forth the net income, average shareholders’ equity and selected financial information and ratios of our banking operations.

	Year Ended December 31,
	2005	2004	2003
	€ mn	€ mn	€ mn
Net income/(loss)	1,768	343	(2,242)
Average shareholders’ equity	11,934	11,754	12,427
Return on assets in %(1)	0.33%	0.06%	(0.47)%
Return on equity in %(2)	14.81%	2.92%	(18.04)%
Equity to assets ratio in %(3)	2.24%	2.09%	2.63%

(1)	Return on assets is defined as net income/(loss) of our banking operations divided by average total assets of our banking operations.
(2)	Return on equity is defined as net income/(loss) of our banking operations divided by average shareholders’ equity of our banking operations.
(3)	Equity to assets ratio is defined as average shareholders’ equity of our banking operations divided by average total assets of our banking operations.

Financial Assets Carried At Fair Value Through Income and Investment Securities

The following table sets forth the book value of financial assets carried at fair value through income (including trading securities) and investment securities held by our banking operations by type of issuer. The allocation between German and non-German components is based on the domicile of the issuer.

	At December 31,
	2005		2004(2)	2003(2)
	€ mn		€ mn	€ mn
Financial assets carried at fair value through income(1)
German:
Federal and state government and government agency debt securities	11,497	(3)	33,693	19,764
Local government debt securities	690		1,578	4,384
Corporate debt securities	18,972		30,157	31,319
Mortgage-backed securities	139		112	315
Equity securities	2,656		2,853	1,636

German total	33,954		68,393	57,418

	At December 31,
	2005		2004(2)	2003(2)
	€ mn		€ mn	€ mn
Non-German:
U.S. Treasury and other U.S. government agency debt securities	915		2,083	5,107
Other government and official institution debt securities	25,534	(3)	51,636	28,424
Corporate debt securities	39,425		26,557	20,623
Mortgage-backed securities	13,601	(4)	7,059	543
Equity securities	28,105	(5)	16,301	13,216

Non-German total	107,580		103,636	67,913

Total financial assets carried at fair value through income	141,534		172,029	125,331

Securities available-for-sale
German:
Federal and state government and government agency debt securities	305		77	1,036
Local government debt securities	1,777		2,083	1,591
Corporate debt securities	5,195		5,865	3,424
Mortgage-backed and other debt securities	—		—	14
Equity securities	1,573		2,354	742

German total	8,850		10,379	6,807

Non-German:
U.S. Treasury and other U.S. government agency debt securities	5		—	246
Other government and official institution debt securities	1,245		1,430	1,792
Corporate debt securities	3,180		3,061	3,560
Mortgage-backed and other debt securities	721		424	905
Equity securities	1,649		1,552	3,546

Non-German total	6,800		6,467	10,049

Total securities available-for-sale	15,650		16,846	16,856

Securities held-to-maturity
Non-German:
Other government and official institution debt securities	41		103	96

Non-German total	41		103	96

Total securities held-to-maturity	41		103	96

(1)	Excludes derivative financial instruments held for trading.
(2)	The years ended December 2004 and 2003 have been revised to reflect the required retrospective application of IAS 39 revised, which became effective January 1, 2005, as if IAS 39 revised had always been used.

(3)	The decrease in German federal and state government and government agency debt securities as well as non-German other government and official institution debt securities is primarily driven by the reduction of government and agency bonds and other fixed-income securities during 2005 due to declined earnings prospects in this sector.
(4)	The increase in non-German mortgage-backed securities was driven largely by the increased volume of credit derivative trades during 2005.
(5)	The increase in non-German equity securities reflects the positive developments within the stocks markets and indices during 2005.

At December 31, 2005, our banking operations held no ordinary shares with a book value in excess of ten percent of the shareholders’ equity of our banking operations.

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

	At December 31, 2005
	Due In One Year Or Less	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Securities available-for-sale
German:
Federal and state government and government agency debt securities	11	114	175	5	305
Local government debt securities	57	1,678	42	—	1,777
Corporate debt securities	348	3,447	1,400	—	5,195

German total	416	5,239	1,617	5	7,277

Non-German:
Government and official institution debt securities	258	564	362	66	1,250
Corporate debt securities	326	2,042	764	48	3,180
Mortgage-backed and other debt securities	467	152	101	1	721

Non-German total	1,051	2,758	1,227	115	5,151

Total securities available-for-sale	1,467	7,997	2,844	120	12,428

Weighted average yield in %	3.4%	3.4%	3.3%	3.0%	3.3%
Securities held-to-maturity(1)
Non-German:
Other government and official institution debt securities	41	—	—	—	41

Non-German total	41	—	—	—	41

Total securities held-to-maturity	41	—	—	—	41

Weighted average yield in %	8.7%	—	—	—	8.7%

(1)	We did not hold any German securities held-to-maturity at December 31, 2005.

Loan Portfolio

The following table sets forth an analysis of our loan portfolio, gross of allocated loan loss allowances and net of unearned income, according to the industry sector of borrowers, excluding reverse repurchase agreements and collateral paid for securities borrowing transactions, short-term investments and certificates of deposit, as well as other advances to banks and customers. The allocation between German and non-German components is based on the domicile of the borrower.

	At December 31,
	2005	2004(1)		2003(1)	2002(1)		2001
	€ mn	€ mn		€ mn	€ mn		€ mn
German:
Corporate:
Manufacturing	4,953	6,487		8,042	9,728		10,825
Construction	653	811		1,062	1,226		1,813
Wholesale and retail trade	4,646	4,125		4,275	6,041		7,165
Financial institutions (excluding banks) and insurance companies	3,144	2,005		2,958	2,810		4,896
Banks	1,767	1,152		276	1,499		517
Service providers	10,377	11,918		12,952	13,797		22,943
Other	2,142	1,901		2,280	2,911		3,974

Corporate total	27,682	28,399		31,845	38,011		52,133

Public authorities	286	531		548	572		718
Private individuals (including self-employed professionals)	38,974	39,475		40,835	43,041	(2)	63,773

German total	66,942	68,405		73,228	81,624		116,624

Non-German:
Corporate:
Manufacturing, construction, wholesale and retail trade and service providers(3)	10,567	9,108		14,370	21,846		38,383
Financial institutions (excluding banks) and insurance companies	10,579	8,886		6,627	6,312		10,285
Banks	5,392	5,095		3,704	3,348		5,157
Other	5,087	4,489		5,798	9,144		3,899

Corporate total	31,625	27,578		30,499	40,650		57,724

Public authorities	803	1,819		598	2,065		3,458
Private individuals (including self-employed professionals)	1,863	1,888	(4)	11,496	11,046		10,601

Non-German total	34,291	31,285		42,593	53,761		71,783

Total loans	101,233	99,690		115,821	135,385		188,407

The following table sets forth our banking operations’ mortgage loans and finance leases that are included within the above analysis of loans.

	At December 31,
	2005	2004(3)	2003	2002(2)	2001
	€ mn	€ mn	€ mn	€ mn	€ mn
Mortgage loans	25,877	28,193	38,191	39,683	57,315
Finance leases	1,500	1,248	933	1,104	2,414

(1)	The years ended December 2004, 2003 and 2002 have been revised to reflect the required retrospective application of IAS 39 revised, which became effective January 1, 2005, as if IAS 39 revised had always been used.
(2)	On August 1, 2002, we merged our mortgage banking subsidiary, Deutsche Hyp, which was a part of our former Other division, with the mortgage banking subsidiaries of Commerzbank and Deutsche Bank into a single entity, Eurohypo. The assets and liabilities of the former Deutsche Hyp were accordingly deconsolidated as of August 1, 2002. The result of this deconsolidation is primarily reflected in the change in the mortgage loans balance and the German private individuals loans balance from 2001 to 2002.
(3)	The continued decrease in the Non-German Corporate manufacturing, construction, wholesale and retail trade and service providers loan category from 2001 to 2004 is primarily attributable to the reduction of our foreign non-strategic loan business. The change in this loan category’s balance from 2001 to 2002 was also impacted by the deconsolidation of Deutsche Hyp.
(4)	The decrease in the mortgage loans balance and the non-German private individuals loans balance from 2003 to 2004 was primarily attributable to the sale of our banking subsidiary Entenial in January 2004.

Loan Concentrations

Although our loan portfolio is diversified across more than 153 countries, at December 31, 2005 approximately 66.1% of our total loans were to borrowers in Germany. At December 31, 2005, our largest credit exposures to borrowers in Germany were loans to private individuals (including self-employed professionals) at 58.2%; this category represented 38.5% of our total loans outstanding at December 31, 2005. Approximately 54.8% of these loans are residential mortgage loans, which represent approximately 21.1% of our total loans outstanding at December 31, 2005. Our residential mortgage loans include owner-occupied, single- and two-family homes and apartment dwellings and investment properties. Our residential mortgage loans are well diversified across all German states. Our remaining loans to private individuals in Germany primarily include other consumer installment loans and loans to self-employed professionals, which are also geographically diversified across Germany. We have no other concentrations of loans to private individuals (including self-employed professionals) in Germany in excess of ten percent of our total loans.

Our German corporate customers are broadly diversified within the service providers category, however no one sector is individually significant to our domestic loan portfolio and we have no concentrations of loans to borrowers in any services industry in excess of ten percent of our total loans.

At December 31, 2005, approximately 10.3% of our total loans were to German corporate customers in various service industries, including utilities, media, transportation and other.

At December 31, 2005, approximately 15.5% of our total loans were to non-financial corporate borrowers outside Germany. These loans are well diversified across various commercial industries, including:

At December 31, 2005
Percent of Total Loans
Manufacturing	3.08%
Construction	0.23%
Wholesale and retail trade	1.39%
Telecommunications	1.15%
Transportation	1.72%
Other service providers(1)	2.88%
Other(2)	5.02%

(1)	Other services providers include media, utilities, natural resources and other services.
(2)	There are no significant concentrations of loans in any industry included in other non-financial corporate borrowers outside Germany.

We have no concentrations of loans to non-financial corporate borrowers in any industry in excess of ten percent of our total loans.

Maturity Analysis of Loan Portfolio

The following table sets forth an analysis of the contractual maturity of our loans at December 31, 2005. The allocation between German and non-German components is based on the domicile of the borrower.

	At December 31, 2005
	Due In One Year Or Less	Due After One Year Through Five Years	Due After Five Years	Total
	€ mn	€ mn	€ mn	€ mn
German:
Corporate:
Manufacturing	3,119	1,187	647	4,953
Construction	387	188	78	653
Wholesale and retail trade	2,943	1,346	357	4,646
Financial institutions (excluding banks) and insurance companies	904	1,583	657	3,144
Banks	509	572	686	1,767
Service providers:
Telecommunication	579	19	1	599
Transportation	555	371	316	1,242
Other service providers	2,669	3,989	1,878	8,536
Total service providers	3,803	4,379	2,195	10,377
Other	702	708	732	2,142

Corporate total	12,367	9,963	5,352	27,682

Public authorities	176	67	43	286
Private individuals (including self-employed professionals):
Residential mortgage loans	2,128	3,786	15,453	21,367
Consumer installment loans	2,279	—	—	2,279
Other	2,021	4,512	8,795	15,328
Total private individuals (including self-employed professionals)	6,428	8,298	24,248	38,974

German total	18,971	18,328	29,643	66,942

Non-German:
Corporate:
Manufacturing industry	1,277	1,110	727	3,114
Construction	11	44	175	230
Wholesale and retail trade	980	391	38	1,409
Service Providers:
Telecommunication	1,140	21	1	1,162
Transportation	336	866	535	1,737
Other service providers	755	1,568	592	2,915
Total service providers	2,231	2,455	1,128	5,814
Total manufacturing industry, construction, wholesale and retail trade and service providers	4,499	4,000	2,068	10,567
Financial institutions (excluding banks) and insurance companies	4,582	4,433	1,564	10,579
Banks	4,000	1,265	127	5,392
Other	1,262	3,591	234	5,087

Corporate total	14,343	13,289	3,993	31,625

Public authorities	135	193	475	803
Private individuals (including self-employed professionals):
Residential mortgage loans	173	253	187	613
Consumer installment loans	43	36	2	81
Other	533	305	331	1,169
Total private individuals	749	594	520	1,863

Non-German total	15,227	14,076	4,988	34,291

Total loans	34,198	32,404	34,631	101,233

The following table sets forth the total amount of loans due after one year with predetermined interest rates and floating or adjustable interest rates at December 31, 2005. Loans with predetermined interest rates are loans for which the interest rate is fixed for the entire term of the loan. All other loans are considered floating or adjustable interest rate loans. The allocation between German and non-German components is based on the domicile of the borrower.

	At December 31, 2005
	Loans with Predetermined Interest Rates	Loans with Floating or Adjustable Interest Rates	Total
	€ mn	€ mn	€ mn
German:
Private individuals (including self-employed professionals)	27,348	5,198	32,546
Corporate and public customers	7,139	8,286	15,425

German total	34,487	13,484	47,971
Non-German:
Private individuals (including self-employed professionals)	329	785	1,114
Corporate and public customers	6,879	11,071	17,950

Non-German total	7,208	11,856	19,064

Total	41,695	25,340	67,035

Risk Elements

Non-performing Loans

The following table sets forth the outstanding balance of our non-performing loans. The allocation between German and non-German components is based on the domicile of the borrower.

	At December 31,
	2005	2004	2003	2002	2001
	€ mn	€ mn	€ mn	€ mn	€ mn
Non-accrual loans(1):
German	1,855	4,774	6,459	7,355	8,751
Non-German	247	831	2,236	3,097	2,404

Total non-accrual loans	2,102	5,605	8,695	10,452	11,155

Loans past due 90 days and still accruing interest(1):
German	251	390	477	644	1,640
Non-German	293	321	183	151	309

Total loans past due 90 days and still accruing interest	544	711	660	795	1,949

Troubled debt restructurings(1):
German	31	17	26	65	215
Non-German	1	54	200	313	336

Total troubled debt restructurings	32	71	226	378	551

(1)	The decline in the 2005 risk elements is predominantly driven by the disposal of non-strategic assets and the streamlining of the retail portfolio.

Non-accrual Loans

Non-accrual loans are loans on which interest income is no longer recognized on an accrual basis or loans for which a specific allowance is recorded for the full amount of accrued interest receivable. We place loans on non-accrual status when we determine, based on management’s judgment, that the payment of interest or principal is doubtful. Management’s judgment is applied based on its credit assessment of the borrower.

When a loan is placed on non-accrual status, any accrued and unpaid interest receivable is reversed and charged against interest income. We restore loans to accrual status only when interest and principal are made current in accordance with the contractual terms and, in management’s judgment, future payments are reasonably assured. When we have doubts about the ultimate collectibility of the principal of a loan placed on non-accrual status, all cash receipts are recorded as reductions in principal. Once the recorded principal amount of the loan is reduced to zero, future cash receipts are recognized as interest income.

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

Interest Income on Non-performing Loans

The following table sets forth the gross interest income that would have been recorded during the year ended December 31, 2005 on non-accrual loans and troubled debt restructurings had such loans been current in accordance with their original contractual terms and the interest income on such loans that was actually included in interest income during the year ended December 31, 2005.

	Year Ended December 31, 2005
	In German Offices	In non- German Offices	Total
	€ mn	€ mn	€ mn
Interest income that would have been recorded in accordance with the original contractual terms	92	11	103
Interest income actually recorded	17	10	27

Potential Problem Loans

Potential problem loans are loans that are not classified as non-accrual loans, loans past due 90 days and still accruing interest or troubled debt restructurings, but where known information about possible credit problems causes us to have doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans in one of the three categories of non-performing loans described above. The outstanding balance of our potential problem loans was €333 million at December 31, 2005, a decrease of €700 million, or 67.8% from €1,033 million at December 31, 2004. This decline was primarily attributable to the fact that during 2005, and as a result of enhanced credit policies and processes, loans were categorized earlier as non-performing loans than in 2004. Moreover, no potential problem loans were identified within the homogeneous portfolio during 2005. Further, the faster than planned completion of the wind-down of our non-strategic loan portfolio within our IRU division, which was closed effective September 30, 2005, contributed to this development.

Each of our potential problem loans has been subject to our normal credit monitoring and review procedures. Effective January 1, 2005, in accordance with our policy on loan loss provisioning, no specific loan loss allowance was recorded on potential problem loans. Hence, no potential problem loans were recorded for the homogeneous portfolio at December 31, 2005. For further information on the split between homogeneous and inhomogeneous loan portfolio see “—Summary of Loan Loss Experience.”

Approximately 14.1% of our potential problem loans are to private individuals in Germany. The remaining loans are to corporate borrowers in manufacturing, construction, wholesale and retail trade, telecommunication, transportation and other services, including media, utilities, natural resources and other services and other industry sectors. Our potential problem loans to corporate borrowers are diversified across the following geographic regions based on the domicile of the borrower:

At December 31, 2005
Percent of Total Potential Problem Loans
Germany	55%
North America	12%
Europe (excluding Germany)	3%
Latin America	7%

Foreign Outstandings

Cross-border outstandings consist of loans, net of allowances for loan losses, accrued interest receivable, acceptances, interest-bearing deposits with other banks, other interest-bearing investments and other monetary assets that either are recorded in an office that is not in the same country as the domicile of the borrower, guarantor, issuer or counterparty, or are denominated in a currency that is not the local currency of the borrower, guarantor, issuer or counterparty or are net local country claims. Net local country claims are domestic claims recorded in offices outside Germany that are denominated in local or foreign currency and that are not funded by liabilities in the same currency as the claim and recorded in the same office.

Our cross-border outstandings are allocated by country based on the country of domicile of the borrower, guarantor, issuer or counterparty of the ultimate credit risk. We set limits on and monitor actual cross-border outstandings on a country-by-country basis based on transfer, economic and political risks.

The following table sets forth our cross-border outstandings by geographic location for countries that exceeded 0.75% of the total assets of our banking operations. At December 31, 2005 there were no cross-border outstandings that exceeded 0.50% of the total assets of our banking operations in any country currently facing debt restructurings or liquidity problems that we expect would materially impact the borrowers’ ability to repay their obligations.

	At December 31, 2005
	Government and Official Institutions	Banks and Financial Institutions	Other(1)	Net local Country Claims	Total Cross- border Outstandings	Percent of Total Assets(2)	Cross-border Commitments(3)
	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn
Country
United States	60	1,849	16,704	—	18,613	3.97%	3,325
United Kingdom	—	2,672	6,665	84	9,421	2.01%	9,423
France	3,443	3,082	3,611	14	10,150	2.17%	2,765
Italy	1,826	1,682	1,665	543	5,716	1.22%	6,428
Netherlands	1	1,452	2,255	—	3,708	0.79%	913
Switzerland	75	2,005	1,420	—	3,500	0.75%	857
Cayman Islands	9,656	87	1,114	—	10,857	2.32%	2,370
Borrowers in all other countries	158	4,151	5,086	40	9,435	2.01%	1,759

Total cross-border outstandings	15,219	16,980	38,520	681	71,400	15.24%	27,840

	At December 31, 2004
	Government and Official Institutions	Banks and Financial Institutions	Other(1)	Net local Country Claims	Total Cross- border Outstandings	Percent of Total Assets(2)	Cross-border Commitments(3)
	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn
Country
United States	512	10,619	6,893	—	18,024	3.40%	542
United Kingdom	77	6,593	2,208	58	8,936	1.68%	4,141
France	5,361	4,252	2,369	—	11,982	2.26%	4,051
Italy	163	2,154	519	828	3,664	0.69%	4,849
Netherlands	4	3,193	1,623	—	4,820	0.91%	1,049
Switzerland	123	1,186	934	13	2,256	0.43%	1,068
Cayman Islands	—	2,262	1,146	—	3,408	0.64%	5,974
Borrowers in all other countries	5,239	9,436	2,768	100	17,543	3.31%	1,786

Total cross-border outstandings	11,479	39,695	18,460	999	70,633	13.32%	23,460

	At December 31, 2003
	Government and Official Institutions	Banks and Financial Institutions	Other(1)	Net local Country Claims	Total Cross- border Outstandings	Percent of Total Assets(2)	Cross-border Commitments(3)
	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn
Country
United States	1,776	6,332	4,266	—	12,374	2.48%	1,850
United Kingdom	633	4,276	2,051	98	7,058	1.42%	3,635
France	2,950	3,437	1,282	13	7,682	1.54%	2,604
Italy	1,445	941	155	748	3,289	0.66%	2,663
Netherlands	560	4,967	763	—	6,290	1.26%	1,436
Switzerland	83	3,388	754	174	4,399	0.88%	722
Cayman Islands	15	5,196	474	—	5,685	1.14%	5,963
Borrowers in all other countries	3,043	4,439	1,057	148	8,687	1.74%	630

Total cross-border outstandings	10,505	32,976	10,802	1,181	55,464	11.14%	19,503

(1)	Other includes insurance, commercial, industrial, service providers and other corporate counterparties.
(2)	Percent of total assets is defined as total cross-border outstandings divided by total assets of our banking operations. The total assets of our banking operations were €468 billion, €530 billion and €498 billion at December 31, 2005, 2004 and 2003, respectively.
(3)	Cross-border commitments have been presented separately as they are not included as cross-border outstandings unless utilized.

Total cross-border outstandings disclosed above included €292 million of gross loans outstanding to borrowers in Grand Cayman that are also disclosed within the category of non-performing loans at December 31, 2005. At December 31, 2005 and 2004, there were no material cross-border outstandings disclosed above that were also disclosed within the category of potential problem loans.

Summary of Loan Loss Experience

The following discussion of loan loss allowances refers to the banking operations of the Dresdner Bank, which represents substantially all of our banking segment, as our other banking operations have historically not been significant.

We determine an allowance for loan losses in our loan portfolio that represent management’s estimate of probable losses at the balance sheet date. An allowance indicates that it is very likely that the obligor/counterparty/borrower will not be able to partly, or entirely, fulfill the contractually agreed-upon principal and interest terms.

The loan portfolio is divided into a homogenous and an inhomogenous portion. The homogeneous portion includes only loans in the domestic private banking business.

We calculate an allowance for each of the following risks that are allocable to identified loans or groups of loans in our portfolio:

•	a specific loan loss allowance for impaired loans within the inhomogenous portfolio;

•	a portfolio loan loss allowance for loans within our homogeneous portfolio;

•	a general loan loss allowance for impairments that have been incurred but are not yet identified within the inhomogenous portfolio; and

•	an allowance for transfer risk, or country risk allowance.

The loan loss allowance for the homogenous portfolio is established on a portfolio basis, while the inhomogenous portfolio is assessed both with respect to loan losses on a single transaction basis and allowances for incurred but not identified risks.

In order to avoid layering or double counting of specific, portfolio, general and country risk loan loss allowances, only those loans that have not been deemed impaired under International Accounting Standards Board’s International Accounting Standard (or “IAS”) 39, Financial Instruments: Recognition and Measurement and the Financial Accounting Standards Board’s Statement of Financial Accounting Standard (or “SFAS”) 114, Accounting by Creditors for Impairment of a Loan, or loans from countries for which no country risk allowance exists, are included as part of the portfolio used to establish the general loan loss allowance. We do not maintain any additional reserves.

Specific Loan Loss Allowance

We evaluate our loans based on portfolio segmentation, classified either as homogeneous or inhomogeneous. Loans included within DrKW and Corporate Banking divisions are classified as inhomogeneous, and are therefore evaluated individually. Loans to borrowers within the Personal Banking and Private and Business Banking divisions, which are greater than €1 million, are also classified as inhomogeneous. All remaining loans form the homogeneous portfolio and are reviewed together. Prior to 2003, we evaluated each of our loans individually. Loans for which a specific loan loss allowance had been previously established were evaluated on an individual basis if the existing specific loan loss allowance was €0.5 million or more. Loans for which a specific loan loss allowance of less than €0.5 million had been previously established were aggregated into homogeneous portfolios by collateral types (portfolio approach) for evaluation under IAS 39 and SFAS 114.

A specific loan loss allowance is established to provide for specifically identified counterparty risks within the inhomogeneous loan portfolio. Loans are identified as impaired if it is probable that borrowers are no longer able to make their contractually agreed-upon interest and principal payments. We calculate the specific loan loss allowance based on the guidance provided in IAS 39 and SFAS 114 according to which an impaired loan should be recorded at its estimated recoverable amount either directly, or through use of an allowance account by recording a charge to the income statement. The estimated recoverable amount is the present value of expected future cash flows discounted at the loan’s original effective interest rate, or if the loan is secured by collateral and foreclosure on the loan is probable, the fair value of the collateral, or if there is an observable market for the loan, the market value of the loan. If the amount of the impairment subsequently increases or decreases due to an event occurring after the initial impairment measurement, a change in the allowance is recognized in earnings by a charge or a credit to net loan loss provisions.

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

Portfolio Loan Loss Allowance

Beginning in 2005, we established loan loss allowances for all loans allocated to the homogenous portfolio within our Personal Banking and Private & Business Banking divisions (e.g. for mortgage loans and installment loans) with gross risk below €1 million by using the portfolio approach. This approach is based on historically derived loss rates for the corresponding sub-portfolio and is dependent upon the respective products as well as geared to the individual overdraft status. The continuous consideration of potential losses helps to ensure an ongoing recalibration of the underlying model. The resulting risk allowance embraces incurred but unidentified losses for loans which are performing properly. Prior to 2005, we determined the impairment allowance on the homogeneous portfolios by applying a back-testing approach.

General Loan Loss Allowance

General loan loss allowances are established to provide for incurred but unidentified losses that are inherent in the inhomogeneous loan portfolio as of the relevant balance sheet date. General allowances for loan losses are established for loans that are impaired but not yet identified as impaired due to the time lag between the occurrence of an impairment event and the detection of that event by our credit risk monitoring systems and controls. Such a time lag may occur due to intervals between impairment tests, ratings reviews and/or a borrower’s financial reporting.

The amount of the general loan loss allowance is based on historical loan loss experience, loss ratios as well as management’s assessment of current events and economic conditions when determing the general loan loss allowance. This approach includes the consideration of the average period for the identification of impaired loans (loss emergence period).

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

Movements in Loan Loss Allowance

Our total loan portfolio increased by €1,543 million, or 1.5%, to €101,233 million at December 31, 2005 from €99,690 million at December 31, 2004. As a result of the faster than planned completion of the wind-down of our non-strategic loan portfolio within our IRU division, which was closed effective September 30, 2005, the non-performing loans and potential problem loans were significantly reduced during 2005. Our non-performing loans decreased by €3,709 million, or 58.1%, and potential problem loans decreased by €700 million, or 67.8%, from December 31, 2004 to December 31, 2005.

Net releases from allowances of €49 million are predominantly due to the reductions in our non-strategic business within our IRU division and the significantly improved risk profile of Dresdner Bank’s strategic loan portfolio. Recoveries of €103 million, however, remain relatively consistent with recoveries in prior years.

As previously discussed, when we establish a specific loan loss allowance in relation to a particular loan in the inhomogeneous loan portfolio, that loan is removed from the portfolio of loans that is used as a basis for calculating the general loan loss allowance and the country risk allowance. The establishment of a specific loan loss allowance may therefore result indirectly in a decrease in the general loan loss allowance and the country risk allowance, but no direct reallocation of allowances occurs.

The establishment of the portfolio loan loss allowance for evaluation of the homogeneous portfolio caused a shift to the general loan loss allowance. As a result, our general loan loss allowance increased by €54 million, or 9.6%, during 2005 to €619 million at December 31, 2005, compared to €565 million at December 31, 2004.

We believe the level of our total loan loss allowance is adequate in comparison to our historical net loan loss experience. The average credit rating of loans in our portfolio based on our internal rating system has constantly improved in recent years. Due to the accelerated reduction of highly provisioned, mainly non-strategic loans, our total loan loss allowance as a percentage of total loans has decreased to 1.6% at December 31, 2005, compared to 4.1% at December 31, 2004, and 4.9% at December 31, 2003.

The following table sets forth an analysis of the loan loss allowances established for our recognized loan volume as of the dates specified. It differentiates by industry sector and geographic category of the borrowers, and the percentage of our total loan portfolio accounted for by those industry and geographic categories. The allocation between German and non-German components is based on the domicile of the borrower.

	At December 31,
	2005			2004		2003		2002		2001
	Amount		Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans
	€ mn			€ mn		€ mn		€ mn		€ mn
German:
Corporate:
Manufacturing	105		4.9%	447	6.5%	687	6.9%	884	7.2%	884	5.7%
Construction	63		0.6%	230	0.8%	256	0.9%	301	0.9%	353	1.0%
Wholesale and retail trade	63		4.6%	271	4.1%	382	3.7%	426	4.5%	448	3.8%
Financial institutions (excluding banks) and insurance companies	21		3.1%	83	2.0%	94	2.6%	171	2.1%	133	2.6%
Banks	1		1.7%	2	1.2%	1	0.2%	7	1.1%	5	0.3%
Service providers	187		10.3%	537	12.0%	767	11.2%	827	10.2%	982	12.2%
Other	41		2.1%	34	1.9%	39	2.0%	108	2.2%	59	2.1%

Corporate total	481		27.3%	1,604	28.5%	2,226	27.5%	2,724	28.1%	2,864	27.7%
Public authorities	—		0.3%	—	0.5%	—	0.5%	—	0.4%	—	0.4%
Private individuals (including self-employed professionals)	115		38.5%	1,211	39.6%	1,409	35.3%	1,702	31.8%	2,090	33.8%

German total	596		66.1%	2,815	68.6%	3,635	63.2%	4,426	60.3%	4,954	61.9%

Non-German:
Corporate:
Manufacturing, construction, wholesale and retail trade and service providers	51		10.4%	206	9.1%	492	12.4%	659	16.1%	1,201	20.4%
Financial institutions (excluding banks) and insurance companies	12		10.4%	133	8.9%	262	5.7%	33	4.7%	96	5.5%
Banks	59		5.3%	14	5.1%	175	3.2%	244	2.5%	118	2.7%
Other	8		5.0%	77	4.5%	157	5.0%	321	6.8%	247	2.1%

Corporate total	130		31.2%	430	27.7%	1,086	26.3%	1,257	30.0%	1,662	30.7%
Public authorities	—		0.8%	—	1.8%	8	0.5%	14	1.5%	15	1.8%
Private individuals (including self-employed professionals)	26		1.8%	47	1.9%	143	9.9%	182	8.2%	211	5.6%

Non-German total	156		33.9%	477	31.4%	1,237	36.8%	1,453	39.7%	1,888	38.1%

Total specific loan loss allowances	752		100.0%	3,292	100.0%	4,872	100.0%	5,879	100.0%	6,842	100.0%
Country risk allowances	225			252		259		340		443
General loan loss allowances	619	(1)		565		589		747		753

Total loan loss allowances	1,596			4,109		5,720		6,966		8,038

(1)	Includes a portfolio loan loss allowance.

The following table sets forth the movements in the loan loss allowance according to the industry sector and geographic category of the borrower. The allocation between German and non-German components is based on the domicile of the borrower.

	Year Ended December 31,
	2005	2004		2003	2002		2001
	€ mn	€ mn		€ mn	€ mn		€ mn
Total allowances for loan losses at beginning of the year	4,109	5,720		6,966	8,038		7,123
Gross charge-offs:
German:
Corporate:
Manufacturing	366	217		146	314		66
Construction	193	53		72	138		16
Wholesale and retail trade	233	169		113	206		54
Financial institutions (excluding banks) and insurance companies	87	31		28	74		17
Banks	—	—		7	11		—
Service providers	440	486		234	327		103
Other	21	21		53	117		16

Corporate total	1,340	977		653	1,187		272
Private individuals (including self-employed professionals)	1,156	404		590	348		211

German total	2,496	1,381		1,243	1,535		483

Non-German:
Corporate:
Manufacturing, construction, wholesale and retail trade and service providers	157	228		232	270		516
Financial institutions (excluding banks) and insurance companies	28	46		9	12		23
Banks	1	70		52	6		13
Other	22	107		391	28		2

Corporate total	208	451		684	316		554
Public authorities	—	4		1	—		—
Private individuals (including self-employed professionals)	22	14		43	38		49

Non-German total	230	469		728	354		603

Total gross charge-offs	2,726	1,850		1,971	1,889		1,086

Recoveries:
German:
Corporate:
Manufacturing	—	3		1	—		1
Wholesale and retail trade	—	2		—	—		—
Service providers	27	4		4	—		—
Other	—	1		—	1		—

Corporate total	27	10		5	1		1
Private individual (including self-employed professionals)	61	34		24	28		25

German total	88	44		29	29		26

Non-German:
Corporate:
Manufacturing, construction, wholesale and retail trade and service providers	2	9		24	57		3
Financial institutions (excluding banks) and insurance companies	1	1		—	1		7
Banks	—	7		—	—		4
Other	8	44		20	32		2

Corporate total	11	61		44	90		16
Public authorities	—	5		—	—		—
Private individuals (including self-employed professionals)	4	5		—	56		6

Non-German total	15	71		44	146		22

Total recoveries	103	115		73	175		48

Net charge-offs(1)	2,623	1,735		1,898	1,714		1,038

Additions to allowances charged to operations	(49)	272		979	1,902		1,901
(Decreases)/Increases in allowances due to (dispositions)/acquisitions of Allianz Group companies and other increases/(decreases)	122	(106	)(2)	(55)	(1,085	)(3)	12
Foreign exchange translation adjustments	37	(42)		(272)	(175)		40

Total allowances for loan losses at end of the year(1)	1,596	4,109		5,720	6,966		8,038

Ratio of net charge-offs during the year to average loans outstanding during the year	1.79%	1.23%		1.22%	0.93%		0.46%

(1)	The increase in net charge-offs and the decline of the total allowances for loan losses at the end of the year is primarily attributable to the reduction of the portfolio within our non-strategic business.
(2)	In 2004, the impact of dispositions on our allowances was primarily attributable to the sale of our banking subsidiary Entenial in January 2004.
(3)	On August 1, 2002, we merged our mortgage banking subsidiary, Deutsche Hyp, which was a part of our former Other division, with the mortgage banking subsidiaries of Commerzbank and Deutsche Bank into a single entity, Eurohypo. The assets and liabilities of the former Deutsche Hyp were accordingly deconsolidated as of August 1, 2002. Therefore, in 2002 the impact of dispositions on our allowances was primarily related to the deconsolidation of Deutsche Hyp.

When we determine that a loan is uncollectible, the loan is charged off against any existing specific loss allowance or directly recognized as expense in the income statement. Subsequent recoveries, if any, are recognized in the income statement as a credit to the net loan loss provisions. Since 2000, we have charged-off loans when, based on management’s judgment, all economically sensible means of recovery have been exhausted. Our determination considers information such as the age of specific loss allowances and expected proceeds from liquidation of collateral and other repayment sources. Prior to 2000, we charged-off loans only when all legal means of recovery had been exhausted, for example only after completion of bankruptcy proceedings. The change in practice has affected both the timing and amount of charge-offs in the years 2001 to 2003, as well as the level of our non-accrual loans in 2002 and 2003. See “—Risk Elements—Non-performing Loans.”

Deposits

The following table sets forth the average balances and the average interest rates on deposit categories in excess of ten percent of average total deposits of our banking operations. The allocation between German and non-German components is based on the location of the office that recorded the transaction.

	Year Ended December 31,
	2005		2004		2003
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	€ mn		€ mn		€ mn
German:
Non-interest-bearing demand deposits	26,805		29,979		26,796
Interest-bearing demand deposits	36,274	2.7%	21,004	4.1%	34,578	3.7%
Savings deposits	4,768	2.5%	4,732	2.7%	4,720	2.7%
Time deposits	86,911	2.7%	118,936	2.1%	104,197	2.1%

German total	154,758		174,651		170,291

Non-German:
Non-interest-bearing demand deposits	7,310		8,334		5,355
Interest-bearing demand deposits	11,769	5.0%	7,927	4.5%	11,254	3.9%
Savings deposits	513	2.1%	594	1.9%	751	2.5%
Time deposits	52,113	3.7%	45,903	3.6%	38,102	3.0%

Non-German total	71,705		62,758		55,462

Total deposits	226,463		237,409		225,753

The aggregate amount of deposits by foreign depositors in our German offices was €48,675 million, €42,272 million and €54,894 million at December 31, 2005, 2004 and 2003 respectively.

Time Deposits

The following table sets forth the balance of time certificates of deposit and other time deposits in the amount of €100,000 or more issued by our German offices by time remaining to maturity at December 31, 2005.

At December 31, 2005
Time Deposits of €100,000 or more
€ mn
Maturing in three months or less	56,871
Maturing in over three months through six months	1,994
Maturing in over six months through twelve months	2,886
Maturing in over twelve months	5,699

Total	67,450

The amount of time deposits of €100,000 or more issued by our non-German offices was €38,423 million at December 31, 2005.

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

The following table sets forth certain information relating to the categories of our short-term borrowings.

	Year Ended December 31,
	2005	2004	2003
	€ mn	€ mn	€ mn
Securities sold under repurchase agreements(1):
Balance at the end of the year	89,389	121,474	92,629
Monthly average balance outstanding during the year	119,584	128,032	76,565
Maximum balance outstanding at any period end during the year	148,231	157,576	92,629
Weighted average interest rate during the year	3.9%	2.4%	3.1%
Weighted average interest rate on balance at the end of the year	2.4%	1.9%	2.1%
Negotiable certificates of deposit:
Balance at the end of the year	25,353	23,037	16,196
Monthly average balance outstanding during the year	25,125	21,002	17,351
Maximum balance outstanding at any period end during the year	27,289	23,155	25,384
Weighted average interest rate during the year	1.9%	1.9%	2.4%
Weighted average interest rate on balance at the end of the year	3.0%	2.5%	2.1%

(1)	Excludes collateral received for securities lending transactions.

Regulation and Supervision

Our insurance, banking and asset management businesses are subject to detailed, comprehensive regulation and supervision in all countries in which we do business. In addition, certain EU regulations, which are directly applicable in the EU member states and EU directives, that need to be implemented through local legislation, have had and will continue to have a significant impact on the regulation of the insurance, banking and asset management industries in EU member states. The following discussion addresses significant aspects of the regulatory schemes to which our businesses are subject.

Allianz AG

Allianz AG operates as a reinsurer and holding company for our insurance, banking and asset management operating entities. As such, Allianz AG is supervised and regulated by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). The BaFin monitors and enforces regulatory standards for banks, financial services institutions and insurance companies by supervising their activities in the financial markets. The BaFin is also responsible for the supervision of the Allianz Group as a financial conglomerate.

Effective January 2005, reinsurance companies in Germany such as Allianz AG are subject to specific legal requirements regarding assets covering their technical reserves. These assets are required to be appropriately diversified to prevent a reinsurer from relying excessively on any particular asset. The introduction of these requirements anticipates the implementation of the EU Reinsurance Directive (2005/68/EC) which was adopted in November 2005. The implementation of the directive’s provisions that have not yet been implemented in Germany effective January 2006 is expected to occur by the end of 2006. Although Allianz AG expects to meet the new requirements once fully implemented, there can be no assurances as to the impact on Allianz AG of any future amendments to or changes in the interpretation of the laws and regulations regarding assets covering technical reserves of reinsurance companies, which could require Allianz AG to change the composition of its asset portfolio covering its technical reserves or take other appropriate measures.

Allianz AG is required to submit several annual and interim reports, including certain accounting documents, to the BaFin. The BaFin also reviews transactions between Allianz AG and its subsidiaries, including reinsurance relationships and cost sharing agreements.

Regulations for Financial Conglomerates

In December 2004, Germany adopted a law, implementing the EU Financial Conglomerates Directive (2002/87/EC). The law provides for additional supervision of financial conglomerates in the following five areas: (i) assessment of capital requirements of financial conglomerates on a group level, (ii) supervision of risk concentration, (iii) supervision of intra-group transactions, (iv) assessment of the good repute and professional competence of the management of a financial conglomerate’s holding company and (v) establishment of appropriate internal controls to ensure compliance with the aforementioned components of supervision. The Allianz Group is a financial conglomerate with in the scope of the directive and the related German law.

In the United States, the Gramm-Leach-Bliley Financial Modernization Act of 1999 (or “Gramm-Leach-Bliley Act”) substantially eliminated barriers separating the banking, insurance and securities industries in the United States. The law allows the formation of diversified financial services firms that can provide a broad array of financial products and services to their customers. In addition, the law permits insurers and other financial services companies to acquire banks. On June 30, 2004, Allianz AG acquired “financial holding company” status pursuant to the Gramm-Leach-Bliley Act.

Regulation by Sector

Financial services providers operating in the insurance, banking or asset management sectors are subject to supplementary supervision specific to their respective sectors. The regulatory framework is established by local law which is in part harmonized as a result of EU directives regulating specific areas.

Insurance

European Union

The EU has adopted a series of insurance directives on life insurance and direct insurance other than life insurance, which have resulted in significant deregulation of the EU insurance markets. Under the directives, the regulation of insurance companies, including insurance operations outside their respective home countries (whether direct or through branches), is the responsibility of the home country insurance regulatory authority. As a result of the home country control principle, the EU insurance directives generally permit an insurance company licensed in any jurisdiction of the EU to conduct insurance business, directly or through branches, in all other jurisdictions of the EU, without being subject to additional licensing requirements in these countries. In EU member states, insurance contracts will be subject to laws and regulations implementing the so-called anti-discrimination EU directives. In the insurance industry, differences in premiums and benefits of polices will not be permitted unless they are based on actuarial or statistical data. The impact of the directives on Allianz Group companies in EU member states depends on how the directives will be implemented by member states and how courts will interpret the provisions. Consequently, at this stage, we cannot assess the potential impact of the directives.

Germany

German insurance companies are subject to a comprehensive system of regulation under the German Insurance Supervision Act. The BaFin monitors and enforces compliance with German insurance laws, applicable accounting standards, technical administrative regulations, and investment and solvency provisions. Under the Insurance Supervision Act, German insurance companies are subject to detailed requirements with respect to the administration of their assets and liabilities. In general, the actuarial and claims reserves of each insurer must be adequate to allow the insurer to fulfill its contractual commitments to pay upon receipt of claims. To that end, insurers must maintain a certain solvency margin (own funds). This solvency margin is monitored by the BaFin, which has the authority to order the company to take certain action if it considers the solvency margin inadequate to assure the company’s sound financial position.

On January 15, 2003, the EU Insurance Mediation Directive (2002/92/EC) became effective. The directive introduces obligations regarding information of the customers and the documentation of sales of insurance policies. Once implemented in

Germany, the regulations may lead to higher costs of administration and may increase the risk of litigation concerning selling practices. The local implementation of this directive in Germany will start soon.

Furthermore, insurance companies that form part of an insurance group, as defined by the German law implementing the EU Financial Conglomerates Directive, are subject to regulatory requirements, including the following three components: (i) the supervision of intra-group transactions, (ii) the monitoring of solvency on a consolidated basis and (iii) the establishment of appropriate internal controls for providing the BaFin with information as part of its monitoring of the first two components.

In addition, in the health and life sectors, German insurance companies are required to disclose to the BaFin the principles they use to set premium rates and establish actuarial provisions and are required to appoint a chief actuary responsible for reviewing and ensuring the appropriateness of actuarial calculation methods. In addition, restrictions apply to the investment of German life and health insurance companies’ assets. The BaFin closely monitors the calculation of actuarial reserves and the allocation of assets covering actuarial reserves. German law also requires that private health insurance companies offer certain kinds of health insurance, including private compulsory long-term care insurance, to policyholders with substitutive health insurance.

Other European Countries

In other European jurisdictions where our insurance operations are located, insurance companies are subject to laws and regulations relating to, among other things, statutory accounting principles, asset management, the adequacy of actuarial and claims reserves, solvency margins, minimum capital requirements, internal governance and periodic reporting requirements. The compliance with these laws and regulations, which are in part based on EU directives providing a certain level of harmonization, is enforced by the relevant regulatory and supervisory authority in each jurisdiction in which we operate, including, among others, the Autorité de Contrôle des Assurances et des Mutuelles in France, the Institute for the Supervision of Private and Collective Interest Insurance in Italy, the Swiss Federal Office of Private Insurance in Switzerland and the Financial Services Authority in the United Kingdom. These regulators have supervisory as well as disciplinary authority over our insurance operations in these jurisdictions.

United States

Our insurance subsidiaries in the United States are subject to comprehensive and detailed regulation of their activities under U.S. state and federal laws.

In addition, U.S. property-casualty and life insurance companies are subject to insurance regulation and supervision in the individual states in which they transact business. Supervisory agencies in each state have broad powers to grant or revoke licenses to transact business, regulate trade practices, license agents, approve insurance policy terms and certain premium rates, set standards of solvency and reserve requirements, determine the form and content of required financial reports, examine insurance companies and prescribe the type, concentration, and amount of investments permitted. Insurance companies are subject to a mandatory audit every three to five years by state regulatory authorities, depending on the state of domicile, and every year by independent auditors. In addition, state Attorneys General have broad authority to investigate business practices within their respective states and to initiate legal action as they deem appropriate.

Although the federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways, including the Federal Fair Credit Reporting Act relating to the privacy of information used in consumer reports, the “Do Not Call” laws and the USA PATRIOT Act of 2001 relating to, among other things, the establishment of anti-money laundering programs.

There are a number of proposals for regulation which may significantly affect the U.S. market, such as proposals relating to the establishment of an optional federal charter for insurance and reinsurance companies; employee benefits regulations; changes to pension and retirement savings laws; asbestos litigation; class action litigations; taxation; disclosure requirements; and the creation of private accounts within the Federal social security system. All of these matters are very much in a preliminary stage and the impact upon our operations in the United States remains unknown.

Pursuant to industry-wide investigations, several of our U.S. subsidiaries have received requests for information from state insurance regulatory authorities and attorneys general relating to contingent commissions and other industry practices. These activities have led to joint actions and inquiries by these governmental agencies, in the course of which carriers and intermediaries have entered into settlements that may signal a shift in the industry towards more transparency with respect to intermediary compensation. Our U.S. subsidiaries are cooperating fully in these inquiries.

Other Countries

Our insurance operations in countries other than those discussed above are also subject to detailed regulation and supervision by authorities in the relevant jurisdictions, including but not limited to such matters as corporate governance, solvency, minimum capital, policy forms and rates, reserving, investment and financial practices, and marketing, distribution and sales activities.

Banking, Asset Management and other Investment Services

European Union

The supervision of banking, asset management and other investment services in the EU member states is the exclusive responsibility of national authorities within the individual member states. However, the rules governing the regulation and supervision of these financial services have been harmonized by a number of EU directives, which have been or will be implemented in the member states. These directives mostly focus on establishing harmonized minimum capital requirements and the freedom to provide services within the member states on the basis of harmonized minimum requirements for the organization and conduct of business. As a result of this harmonization, banking, asset management or investment service licenses granted in one EU member state are to be recognized in all other member states.

Under the EU Markets in Financial Instruments Directive (2004/39/EC), EU member states have to ensure that financial institutions that are members of a securities exchange in one member state are eligible for admission to trading on the exchanges of all other member states. Another field of harmonization is the offering and the trading of securities. The EU Prospectus Directive (2003/71/EC), which came into force on December 31, 2003, provides for harmonized rules with respect to the contents and filing of prospectuses for publicly traded securities. In addition, the EU Transparency Directive (2004/109/EC) harmonizes the rules for disclosure of financial and other information that publicly traded companies have to provide. The EU Market Abuse Directive (2003/6/EC) sets forth certain rules against market manipulation and insider dealing. There are also EU directives harmonizing rules governing investment fund management and investor protection.

Germany

Our banking and other financial services activities in Germany are extensively supervised and regulated by the BaFin and the German Central Bank (Deutsche Bundesbank or “Bundesbank”) in accordance with the German Banking Act (Kreditwesengesetz). The BaFin monitors compliance with, among other things, capital adequacy and liquidity requirements, leading limits, restrictions on certain activities imposed by the German Banking Act and coverage by adequate capital of market risk and counterparty risk associated with securities and foreign exchange transactions of banks. The BaFin has the authority to request information and documentation on business matters from the banks and requires banks to file periodic reports. If the BaFin discovers irregularities, it has a wide range of enforcement powers.

With respect to capital adequacy requirements under German banking regulation, each bank’s ratio of Liable Capital to risk-weighted assets and certain off-balance sheet items must be at least 8% at the end of each business day in order to cover credit risks. This ratio is known as the Solvency Ratio. Capital adequacy rules must also be met on a consolidated basis by entire banking groups.

In June 2004, the Basle Committee released the “Revised Framework” (“Basle II”) to replace the 1988 capital accord with a new capital accord. The two principal objectives of Basle II for measuring risk are (i) to align capital requirements more closely with the underlying risks; and (ii) to introduce a capital charge for operational risk (comprising, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). Basle II is to be implemented by the credit institutions in the various countries which participate in the Basle Committee by the beginning of 2007 at the earliest. A bank must report its large credits to the Bundesbank and must notify the BaFin and the Bundesbank if it exceeds certain ceilings. Credits exceeding these ceilings may only be granted with the approval of the BaFin, and the amount exceeding these ceilings must be covered by capital of the bank.

In accordance with the German Deposit Guarantee Act (Einlagensicherungs- und Anlegerentschädigungsgesetz), the Bundesverband deutscher Banken, the association of the German private sector commercial banks, established a company known as the Compensation Institution (Ent-schädigungseinrichtung deutscher Banken GmbH) to carry out and ensure the deposit guarantee scheme of the German private sector commercial banks. The Deposit Guarantee Act provides certain guarantees for depositors and for claims resulting from securities transactions by customers. In addition, the banking industry has voluntarily set up various protection funds for the protection of depositors such as the Einlagensicherungsfonds, a deposit protection association with a fund which covers most liabilities to the majority of creditors up to a certain amount, as describes by the funds articles of association.

Other European Countries

In other European countries, our banking, asset management and other investment services operations are subject to laws and regulations relating to, among other things, listed financial instruments, capital adequacy requirements, shareholdings in other companies, rules of conduct and limitation of risk. Our operations are also subject to ongoing disclosure obligations and may be subject to regulatory audits.

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

Federal and state regulators have focused on the mutual fund and variable insurance product industries. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous proposals for legislative and regulatory reforms, including mutual fund governance, new disclosure requirements concerning mutual fund share classes, compensation arrangements, commission breakpoints, revenue sharing, advisory fees, market timing, late trading, portfolio pricing, annuity products, hedge funds, regulation and distribution of equity index products, and other issues. It is difficult to predict at this time whether changes resulting from new laws and regulations will affect the industries or our investment management businesses, and, if so, to what degree.

Some U.S. financial service subsidiaries of Allianz AG are also registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are subject to extensive regulation. In addition, some of these subsidiaries are members of, and subject to regulation by, self-regulatory organizations such as the National Association of Securities Dealers and, in the case of Dresdner Kleinwort Wasserstein Securities LLC, also the New York Stock Exchange. The scope of broker-dealer regulation covers matters such as capital requirements, the use and safekeeping of customers’ funds and securities, advertising and other communications with the public, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the self- regulatory organizations and to prevent improper trading on material non-public information, employee-related matters, limitations on extensions of credit in securities transactions, and clearance and settlement procedures.

Dresdner Bank provides commercial banking services in the Unites States through its New York and Grand Cayman Branches. Dresdner Bank’s U.S. banking activities are accordingly subject to regulation, supervision and examination by the Federal Reserve Board under the U.S. Bank Holding Company Act of 1956, as amended (or “BHCA”), and the International Banking Act of 1978, as amended (or “IBA”). The New York branch of Dresdner Bank is licensed, supervised and examined by the New York State Banking Department and is also supervised and examined by the Federal Reserve Bank of New York.

The Gramm-Leach-Bliley Act substantially eliminated barriers separating the banking, insurance and securities industries in the United States. According to this law, a bank holding company that has effectively elected to become a financial holding company under the applicable regulation may conduct business activities either directly or through it subsidiaries that were previously prohibited for bank holding companies. Dresdner Bank became a financial holding company under the Gramm-Leach-Bliley Act in 2000. To qualify as a financial holding company, a bank is required to meet the criteria of being well-managed and well-capitalized. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources.” As a result of its ownership of Dresdner Bank, Allianz AG is also subject to the supervision of the Federal Reserve Board under the BHCA and the IBA and has elected to be treated as a financial holding company. Allianz AG’s status as a financial holding company became effective on June 30, 2004.

Other Countries

Our financial services businesses in countries other than those discussed above are also subject to detailed regulation and supervision by authorities in the relevant jurisdictions, including, but not limited to such matters as corporate governance, capital adequacy, investment advisory and securities trading activities, and mutual fund management and distribution activities.

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements including the notes thereto. We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity under IFRS to U.S. GAAP, you should read Note 47 to the consolidated financial statements. Unless otherwise indicated, the financial information we have included in this annual report is presented on a consolidated basis under IFRS. Unless otherwise indicated, we have obtained data regarding the relative size of various national insurance markets from annual reports prepared by SIGMA, an independent organization which publishes market research data on the insurance industry. In addition, unless otherwise indicated, insurance market share data are based on gross premiums written and statutory premiums for our Property-Casualty and Life/Health segments, respectively. Data on position and market share within particular countries are based on various third party and/or internal sources as indicated herein.

Critical Accounting Policies and Estimates

Principles of consolidation

The consolidated financial statements of the Allianz Group include those of Allianz AG, its subsidiaries and certain investment funds and special purpose entities (“SPEs”). Subsidiaries, investment funds and SPEs, hereafter “subsidiaries”, which are directly or indirectly controlled by the Allianz Group are consolidated. Subsidiaries are consolidated from the date control is obtained by the Allianz Group. Subsidiaries are consolidated until the date that the Allianz Group no longer maintains control. The Allianz Group has used interim financial statements for certain subsidiaries whose fiscal year is other than

December 31, but not exceeding a lag of three months. The effects of intra-Allianz Group transactions have been eliminated.

A business combination occurs when the Allianz Group obtains control over a business. Business combinations are accounted for by applying the purchase method. The purchase method requires that the Allianz Group allocate the cost of a business combination on the date of acquisition by recognizing the acquiree’s identifiable assets, liabilities and certain contingent liabilities at their fair values. The cost of a business combination represents the fair value of the consideration given and any costs directly attributable to the business combination. If the acquisition cost of the business combination exceeds the Allianz Group’s proportionate share of the fair value of the net assets of the acquiree, the difference is recorded as goodwill. Any minority interest is recorded at the minority’s proportion of the fair value of the net assets of the acquiree.

For business combinations with an agreement date before March 31, 2004, minority interests are recorded at the minority’s proportion of the pre-aquisition carrying amounts of the identifiable assets and liabilities.

Acquisitions and disposals of minority interests are treated as transactions between equity holders. Therefore, any difference between the acquisition cost of the minority interest and the carrying amount of the minority interest is recognized as an increase or decrease in equity.

Intangible assets

Goodwill resulting from business combinations represents the difference between the acquisition cost of the business combination and the Allianz Group’s proportionate share of the net fair value of identifiable assets, liabilities and certain contingent liabilities. Goodwill resulting from business combinations is not subject to amortization and is recorded at cost less accumulated impairments.

The Allianz Group conducts an annual impairment test of goodwill on October 1, in addition to whenever there is an indication that goodwill is not recoverable. The impairment test includes comparing the recoverable amount to the carrying amount, including goodwill, for all cash generating units. A cash generating unit is not impaired if the recoverable amount is greater than the carrying amount. A cash generating unit is impaired if the carrying amount is greater than the recoverable amount. The impairment of a cash generating unit is equal to the difference between the carrying amount and recoverable amount and is allocated to reduce any goodwill, followed by allocation to the carrying amount of any remaining assets. Impairments of goodwill are not reversed. Gains or losses realized on the disposal of subsidiaries include any related goodwill.

Present value of future profits (“PVFP”) is the present value of net cash flows anticipated in the future from insurance and investment contracts in force at the date of acquisition and is amortized over the life of the related contracts. PVFP was determined using discount rates ranging from 12% to 15%. Interest accrues on the PVFP balance based upon the policy liability rate or contract rate. Interest accrues on PVFP at rates between 3.5% and 8.5%.

Software includes software purchased from third parties or developed internally, which are amortized on a straight-line basis over their useful service lives or contractual terms, generally over 3 to 5 years. Costs for repairs and maintenance are expensed, while improvements, if they extend the useful life of the asset, are capitalized. For the Allianz Group’s Property-Casualty and Life/Health segments amortization of software is allocated amongst several line items according to cost allocation. Amortization of software related to the Allianz Group’s Banking and Asset Management segments is included in administrative expenses.

The brand names “Dresdner Bank” and “dit” (Deutscher Investment-Trust) have an indefinite life; therefore, are not subject to amortization and are recorded at cost less accumulated impairments. The fair values for the brand names, registered as trade names, were determined using a royalty savings approach.

Similar to goodwill, an intangible asset is subject to an annual impairment test, in addition to whenever there is an indication that it is not recoverable. The impairment test includes comparing the recoverable amount to the carrying amount. An intangible asset is not impaired if the recoverable amount is greater than the carrying amount. An intangible asset is impaired if the carrying amount is greater than the recoverable amount. The impairment of an intangible asset is equal to the difference between the carrying amount and recoverable amount. Impairments of intangible assets are not reversed.

Available-for-sale Investments

Securities available-for-sale are securities that are not classified as held-to-maturity, loans and advances to banks or customers, financial assets held for trading, or financial assets designated at fair value through income. Securities available-for-sale are recorded at fair value. Unrealized gains and losses, which are the difference between fair value and cost or amortized cost, are included as a separate component of shareholders’ equity, net of deferred taxes and the latent reserve for premium refunds to the extent that policyholders will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized. Realized gains and losses on securities are generally determined by applying the average cost method at the subsidiary level.

A held-to-maturity or available-for-sale debt security is impaired if there is objective evidence that the cost may not be recovered. If all amounts due according to the contractual terms of the security are not considered collectible, typically due to deterioration in the creditworthiness of the issuer, the security is considered to be impaired. An impairment is not recorded as a result of declines in fair value resulting from general market interest or exchange rate movements unless the Allianz Group intends to dispose of the security.

If there is objective evidence that the cost may not be recovered, an available-for-sale equity security is considered to be impaired. Objective evidence that the cost may not be recovered, in addition to qualitative impairment criteria, includes a significant or prolonged decline in the fair value below cost. The Allianz Group established a policy that an available-for-sale equity security is considered impaired if the fair value is below the weighted-average cost by more than 20% or if the fair value is below the weighted-average cost for greater than nine months, to define the significant criteria and the prolonged criteria, respectively. This policy is applied individually by all subsidiaries.

If an available-for-sale equity security is impaired based upon the Allianz Group’s qualitative or quantitative impairment criteria, any further declines in the fair value at subsequent reporting dates are recognized as impairments. Therefore, at each reporting period, for an equity security that is determined to be impaired based upon the Allianz Group’s impairment criteria, an impairment is recognized for the difference between the fair value and the original cost basis, less any previously recognized impairments.

In a subsequent period, if the amount of the impairment previously recorded on a debt security decreases and the decrease can be objectively related to an event occurring after the impairment, such as an improvement in the debtor’s credit rating, the impairment is reversed through other income from investments. These reversals do not result in a carrying amount of a debt security that exceeds what would have been, had the impairment not been recorded, at the date of the impairment is reversed. Reversals of impairments of available-for-sale equity securities are not recorded.

Available-for-sale equity securities include investments in limited partnerships. The Allianz Group records its investments in limited partnerships at cost, where the ownership interest is less than 20%, as the limited partnerships do no have a quoted market price and fair value cannot be reliably measured. The Allianz Group accounts for its investment in limited partnerships with ownership interests of 20% or greater using the equity method.

Loans and advances to banks and customers

Loans and advances to banks and customers are financial assets with fixed and determinable payments, not quoted in an active market, that are not classified as securities available-for-sale or held-to-maturity, financial assets held for trading, or financial assets designated at fair value through income. Loans to banks and customers are recorded at amortized cost, or generally their outstanding unpaid principal balance, net of the loan loss allowance, deferred fees and costs on origination, and unamortized premiums or discounts. Interest income is accrued on the unpaid principal balance, net of charge-offs. Using the effective interest method, net deferred fees and premiums or discounts are recorded as an adjustment of interest income yield over the lives of the related loans.

Loans are placed on non-accrual status when the payment of principal or interest is doubtful based on the credit assessment of the borrower. Non-accrual loans consist of loans on which interest income is no longer recognized on an accrued basis, and loans for which a specific provision is recorded for the entire amount of accrued interest receivable. When a loan is placed on non-accrual status, any accrued interest receivable is reversed against interest and similar income. Loans can only be restored to accrual status when interest and principal payments are made current (in accordance with the contractual terms), and future payments in accordance with those terms are reasonably assured. When there is a doubt regarding the ultimate collectibility of the principal of a loan placed in non-accrual status, all cash receipts are applied as reductions of principal. Once the recorded principal amount of the loan is reduced to zero, future cash receipts are recognized as interest income.

Loan impairments and provisions

Impaired loans represent loans for which, based upon current information and events, it is probable that the Allianz Group will not be able to collect all interest and principal amounts due in accordance with the contractual terms of the loan agreements.

The loan loss allowance represents the estimate of probable losses that have occurred in the loan portfolio and other lending-related commitments. The loan loss allowance is reported as a reduction of loans and advances to banks and customers and the provisions for contingent liabilities, such as guarantees, loan commitments and other obligations are reported as other liabilities.

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

A country risk allowance is established for transfer risk. Transfer risk is a measure of the likely ability of a borrower in a country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in the country. Country risk allowances are based on a country risk rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile.

A particular allowance is established for all loans with an outstanding balance of €1 mn or less for incurred but unidentified losses by the Dresdner Bank Group. The particular allowance methodology categorizes loans into homogeneous portfolios and establishes the particular allowance based upon historical loss rates which are continuously updated.

A general allowance is established to provide for incurred but unidentified losses for loans with an outstanding balance greater than €1 mn for the Dresdner Bank Group and for all other loans held by subsidiaries of the Banking segment. General allowances are established for loans not specifically identified as impaired. The amount of the allowance is based on historical loss experience and the evaluation of the loan portfolio under current events and economic conditions.

Loans are charged-off when all economically sensible means of recovery have been exhausted. At the point of charge-off, the loan as well as any specific allowance associated with the loan is removed from the consolidated balance sheet or a charge may be recorded to directly charge-off the loan. A charge-off may be full or partial. Subsequent to a charge-off, recoveries, if any, are recognized as a credit to the loan loss provisions.

The loan loss provisions are the amount necessary to adjust the loan loss allowance to a level determined through the process described above.

Financial assets carried at fair value through income

Financial assets carried at fair value through income include financial assets held for trading, financial assets for unit linked contracts and financial assets designated at fair value through income.

Financial assets held for trading consists of debt and equity securities, promissory notes and precious metal holdings, which have been acquired principally for the purpose of generating a profit from short-term fluctuations in price and derivative financial instruments that do not meet the criteria for hedge accounting with positive fair values. Financial assets held for trading are reported at fair value. Changes in fair value are recognized directly in net income. Exchange-traded financial instruments are valued at the exchange prices prevailing on the last exchange trading day of the year. To determine the fair values of unlisted financial instruments, quotations of similar instruments or other valuation models (in particular present value models or option pricing models) are used. In the process, appropriate adjustments are made for credit and measurement risks.

Financial assets for unit linked contracts and financial assets designated at fair value through income are recorded at fair value with changes recorded together with the changes in the corresponding financial liabilities for unit linked contracts in net income.

Derivative financial instruments used for hedging purposes

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

Derivative financial instruments used in hedge transactions that meet the criteria for hedge accounting are recognized as follows:

Fair value hedges

The risk of changes of a specific risk in the fair value of assets or liabilities is hedged by a fair value hedge. Changes in the fair value of a derivative financial instrument together with the pro rata share of the change in fair value of the hedged item are recognized in net income.

Cash flow hedges

Cash flow hedges reduce the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or attributable to future cash flows from a firm commitment or a forecasted transaction. Changes in the fair value of derivative financial instruments that represent an effective hedge are recorded in unrealized gains and losses (net) in shareholders’ equity, and recognized in net income when the offsetting gain or loss associated with the hedged item is recognized. The ineffective part of the cash flow hedge is recognized directly in net income.

Hedges of a net investment in a foreign entity

Hedge accounting may be applied to hedge a net investment in a foreign entity. Derivative financial instruments are used to hedge currency risk. The proportion of gains or losses arising from valuation of the derivative financial instrument, which is classified as an effective hedge, is recognized in unrealized gains and losses (net) in shareholders’ equity, while the ineffective part is recognized in net income.

For all fair value hedges, cash flow hedges, and hedges of a net investment in a foreign entity, the derivative financial instruments are included in other assets or other liabilities.

The Allianz Group discontinues hedge accounting prospectively when it is determined that the derivative financial instrument is no longer highly effective, the derivative financial instrument or the hedged item expires, or is sold, terminated or exercised, or when the Allianz Group determines that designation of the derivative financial instrument as a hedging instrument is no longer appropriate. When a fair value hedge is discontinued, the Allianz Group continues to report the derivative financial instrument at its fair value, and no longer recognizes changes in fair value of the hedged item in net income. When hedge accounting for a cash flow hedge is discontinued, the Allianz Group continues to record the derivative financial instrument at its fair value and any net unrealized gains and losses accumulated in shareholders’ equity are recognized when the planned transaction occurs. When a hedge of a net investment in a foreign entity is discontinued, the Allianz Group continues to report the derivative financial instrument at its fair value and any net unrealized gains or losses accumulated in shareholders’ equity remain in shareholders’ equity until the disposal of the foreign entity.

Derivative financial instruments are netted when there is a legally enforceable right to offset and when the Allianz Group intends to settle on a net basis.

Other assets

Deferred policy acquisition costs generally consist of commissions, underwriting expenses and policy issuance costs, which vary with and are directly related to the acquisition and renewal of insurance contracts. These acquisition costs are deferred, to the extent they are recoverable, and amortized over the life of the related contracts.

For investment contracts, acquisition costs are only deferred if the costs are incremental. Acquisition costs are incremental if the costs would not have been incurred if the related contracts would not have been issued.

Sales inducements on insurance contracts that meet the following criteria are deferred and amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs:

•	recognized as part of reserves for insurance and investment contracts,

•	explicitly identified in the contract at inception,

•	incremental to amounts the Allianz Group credits on similar contracts without sales inducements, and

•	higher than the contract’s expected ongoing crediting rates for periods after the inducement.

Reserves for insurance and investment contracts

Reserves for insurance and investment contracts include unearned premiums, aggregate policy reserves, reserves for loss and loss adjustment expenses, the reserve for premium refunds, premium deficiency reserves and other insurance reserves.

Contracts issued by insurance subsidiaries of the Allianz Group are classified according to IFRS 4 as insurance or investment contracts. Contracts under which the Allianz Group accepts significant insurance risk from a policyholder are classified as insurance contracts. Contracts under which the Allianz Group does not accept significant insurance risk are classified as investment contracts. Certain insurance and investment contracts include discretionary participation features. All insurance contracts and investment contracts with discretionary participating features are accounted for under the provisions of US GAAP, including SFAS 60, SFAS 97 and SFAS 120.

For short-duration insurance contracts, such as property-casualty contracts, in accordance with SFAS 60, premiums written to be earned in future years, are recorded as unearned premiums. These premiums are earned in subsequent years in relation to the insurance coverage provided. Unearned premiums for reinsurance business assumed are generally based on the calculations of the cedent. Deferred policy acquisition costs for short-duration insurance contracts are amortized over the periods in which the related premiums are earned.

The aggregate policy reserves for long-duration insurance contracts, such as traditional life and health products, are computed in accordance with SFAS 60 using the net level premium method, which represents the present value of estimated future policy benefits to be paid less the present value of estimated future net premiums to be collected from policyholders. The method uses best estimate assumptions adjusted for a provision for adverse deviation for mortality, morbidity, expected investment yields, surrenders and expenses at the policy inception date, which remain locked-in thereafter. Deferred policy acquisition costs and PVFP for traditional life and health products are amortized over the premium paying period of the related policies in proportion to the earned premium using assumptions consistent with those used in computing the aggregate policy reserves.

The aggregate policy reserves for traditional participating insurance contracts are computed in accordance with SFAS 120 using the net level premium method. The method uses assumptions for mortality, morbidity and interest rates that are guaranteed in the contract or are used in determining the policyholder dividends. Deferred policy acquisition costs and PVFP for traditional participating products are amortized over the expected life of the contracts in proportion to estimated gross margins (“EGMs”) based upon historical and anticipated future experience, which is determined on a best estimate basis and evaluated regularly. The present value of EGMs is computed using the expected investment yield. EGMs include premiums, investment income including realized gains and losses, insurance benefits, administration costs, changes in the aggregate reserves and policyholder dividends. The effect of changes in EGMs are recognized in net income in the period revised.

The aggregate policy reserves for universal life-type insurance contracts and unit linked insurance contracts in accordance with SFAS 97 is equal to the account balance, which represents premiums received and investment return credited to the policy less deductions for mortality costs and expense charges. Deferred policy acquisition costs and PVFP for universal life-type and investment contracts are amortized over the expected life of the contracts in proportion to estimated gross profits (“EGPs”) based upon historical and anticipated future experience, which is determined on a best estimate basis and evaluated regularly. The present value of EGPs is computed using the interest rate that accrues to the policyholders, or the credited rate. EGPs include margins from mortality, administration, investment income including realized gains and losses and surrender charges. The effect of changes in EGPs are recognized in net income in the period revised.

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

The interest rate assumptions used in the calculation of aggregate policy reserves were as follows:

	Long- duration insurance contracts (SFAS 60)	Traditional participating insurance contracts (SFAS 120)
Aggregate policy reserves	2.5–7%	3–4%
Deferred acquisition costs	5–7%	5–6%

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

The aggregate policy reserves for unit linked investment contracts is equal to the account balance, which represents premiums received and investment return credited to the policy less deductions for mortality costs and expense charges. The aggregate policy reserves for non unit linked investment contracts is equal to amortized cost, or account balance less deferred policy acquisition costs. Deferred policy acquisition costs and PVFP for unit linked and non unit linked investment contracts are amortized over the expected life of the contracts in proportion to revenues.

Reserves for loss and loss adjustment expenses are established for the payment of losses and loss adjustment expenses (“LAE”) on claims which have occurred but are not yet settled. Reserves for loss and loss adjustment expenses fall into two categories: case reserves for reported claims and reserves for incurred but not reported reserves (“IBNR”).

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

IBNR reserves are established to recognize the estimated cost of losses that have occurred but where the Allianz Group has not yet been notified. IBNR reserves, similar to case reserves for reported claims, are established to recognize the estimated costs, including expenses, necessary to bring claims to final settlement. Since nothing is known about the occurrence, the Allianz Group relies on its past experience, adjusted for current trends and any other relevant factors. IBNR reserves are estimates based on actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Trends on claim frequency, severity and time lag in reporting are examples of factors used in projecting the IBNR reserves. IBNR reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

The process of estimating loss and LAE reserves is by nature uncertain due to the large number of variables affecting the ultimate amount of claims. Some of these variables are internal, such as changes in claims handling procedures, introduction of new IT systems or company acquisitions and divestitures. Others are external, such as inflation, judicial trends, and legislative changes. The Allianz Group attempts to reduce the uncertainty in reserve estimates through the use of multiple actuarial and reserving techniques and analysis of the assumptions underlying each technique.

There is no adequate statistical data available for some risk exposures in liability insurance, such as environmental and asbestos claims and large-scale individual claims, because some aspects of these types of claims are becoming generally known very slowly and are still evolving. Appropriate provisions have been made for such cases based on the Allianz Group’s judgment and an analysis of the portfolios in which such risks occur. These provisions represent the Allianz Group’s best estimate. The current reserves for loss and loss adjustment expenses for asbestos claims in the United States reflect loss developments since the most recent external independent actuarial report which was completed during the year ended December 31, 2005.

The reserves for premium refunds include the amounts allocated under the relevant local statutory or contractual regulations to the accounts of the policyholders and the amounts resulting from the differences between these IFRS based financial statements and the local financial statements (“latent reserve for premium refunds”), which will reverse and enter into future profit participation calculations. Unrealized gains and losses recognized in connection with the valuation of securities available-for-sale are recognized in the latent reserve for premium refunds to the extent that policyholders will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized. The profit participation allocated to participating policyholders or disbursed to them reduces the reserve. Any dividends allocated or disbursed over and above the reserve are recorded in other expenses.

Methods and corresponding percentages for participation in profits by the policyholders are set out below for the most significant countries for latent reserves:

Country	Base	Percentage
Germany
Life	All sources of Profit	90%
Health	All sources of Profit	80%
France
Life	Investments	80%
Italy
Life	Investments	85%
Switzerland
Group Life	All sources of Profit	90%
Individual Life	All sources of Profit	100%

Liability adequacy tests are performed for each insurance portfolio on the basis of estimates of future claims, costs, premiums earned and proportionate investment income. For short duration contracts, a premium deficiency is recognized if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, unamortized acquisition costs, and maintenance expenses exceeds related unearned premiums while considering anticipated investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expense indicate that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover deferred policy acquisition costs, then a premium deficiency is recognized.

Other insurance reserves include experience-rated and other premium refunds in favor of policyholders.

Financial liabilities carried at fair value through income

Financial liabilities carried at fair value through income include financial liabilities held for trading, financial liabilities for unit linked contracts, liabilities for puttable equity instruments and financial liabilities designated at fair value through income.

Financial liabilities held for trading primarily include derivative financial instruments that do not meet the criteria for hedge accounting with negative fair values and obligations to deliver assets arising from short sales of securities, which are carried out in order to benefit from short-term price fluctuations. The securities required to close out short sales are obtained through securities borrowing or reverse repurchase agreements. These liabilities are valued the same as financial assets held for trading.

Financial liabilities for unit linked contracts and financial liabilities designated at fair value through income are recorded at fair value with changes recorded together with the changes in the corresponding financial assets in net income.

Liabilities for puttable financial instruments include the minority interests in shareholders’ equity of certain consolidated investment funds. These minority interests qualify as a financial liability of the Allianz Group, as they give the holder the right to put the instrument back to the Allianz Group for cash or another financial asset (a “puttable instrument”). These liabilities are required to be recorded at redemption amount with changes recognized in net income. As the redemption amount of these liabilities is their fair value, these liabilities are included in financial liabilities carried at fair value through income as liabilities for puttable equity instruments.

Changes to Accounting and Valuation Policies

See Note 3 to our consolidated financial statements.

Introduction

The following analysis is based on our consolidated financial statements and should be read in conjunction with those statements. We evaluate the results of our Property-Casualty insurance, Life/Health insurance, Banking and Asset Management segments using a financial performance measure we refer to herein as “operating profit”. We define our segment operating profit as earnings from ordinary activities before taxes, excluding, as applicable for each respective segment, all or some of the following items: net capital gains and impairments on investments, net trading income, intra-Allianz Group dividends and profit transfer, interest expense on external debt, restructuring charges, other non-operating income/(expenses), acquisition-related expenses and amortization of goodwill.

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of operating results enhances the understanding and comparability of the performance of our operating segments by highlighting net income attributable to ongoing segment operations and the underlying profitability of our businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments on investment securities, as these are largely dependent on market cycles or issuer specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at our discretion. Operating profit is not a substitute for earnings from ordinary activities before taxes or net income as determined in accordance with International Financial Reporting Standards (or “IFRS”). Our definition of operating profit may differ from similar measures used by other companies, and may change over time. For further information on operating profit, as well as the particular reconciling items between operating profit and net income, see Note 5 to the consolidated financial statements.

In the following analysis, we analyze the Allianz Group’s consolidated results of operations for the year ended December 31, 2005 as compared to December 31, 2004 and for the year ended December 31, 2004 as compared to December 31, 2003, using operating profit and net income as the relevant performance measures, as permitted under IFRS.

We further believe that an understanding of our revenue performance is enhanced when the effects from foreign currency translation as well as acquisitions and disposals (or “changes in scope of consolidation”) are excluded. Accordingly, in addition to presenting “nominal growth”, “internal growth,” which excludes the effects from foreign currency translation and changes in scope of consolidation, is also provided. The following table sets forth the reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole for the year ended December 31, 2005.

Composition of total revenue growth for the year ended December 31, 2005

Segment(1)	Nominal growth	Changes in scope of consolidation	Foreign currency translation	Internal growth
	%	%	%	%
Property-Casualty	0.6	(2.5)	0.4	2.7
Life/Health	6.5	—	0.5	6.0
Banking	(3.3)	—	(0.1)	(3.2)
thereof: Dresdner Bank	(4.4)	—	(0.1)	(4.3)
Asset Management	18.4	1.9	0.2	16.3
thereof: Allianz Global Investors	17.3	(0.4)	0.2	17.5

Total Group	4.2	(0.5)	0.4	4.3

(1)	Before the elimination of transactions between Allianz Group companies in different segments.

Executive Summary

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

We exceeded our targets for 2005 and net income increased by 31% to €4.4 billion.

•	All segments exceeded their 2005 targets:

•	Property-Casualty achieved a new low combined ratio1) of 92.3%, 2.7 percentage points better than the 95% target.

•	Operating profit in Life/Health was €1.6 billion, exceeding our goal by €100 million.

•	Dresdner Bank increased its operating profit by 33.2% to €775 million.

•	Asset Management operating profit grew by 32.4%, more than three times our target.

•	Total revenues hit €100.9 billion.

•	Net income rose significantly, driven by the increase in operating profit of 13.2% to 7.7 billion.

•	Our shareholders’ equity, before minority interests, increased by 31.6% to €39.5 billion.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

In 2004, we increased our operating profit by 71.7%.

•	In 2004, we successfully continued the execution of our “3+One” program. 2004 was a year of carefully managed growth. We were successful in increasing our total revenues by €3.1 billion, particularly in Life/Health. In Property-Casualty, we focused on profitability and were willing to forego business opportunities which did not offer a reasonable relation between risk and return. Banking operating revenues were stable. We were also successful in attaining growth in our operating revenues from our Asset Management operations.

•	2004 was also a year of continued operational discipline to strengthen our earnings power, thereby achieving a significant improvement in our operating profit by €2.9 billion to €6.8 billion. The quality of earnings also improved.

•	Our shareholders’ equity, before minority interests, increased by €2.0 billion to €30.0 billion, further strengthening our capital base.

(1)	Represents ratio of net claims incurred and net acquisition costs and administrative expenses, excluding expenses for service agreements, to net premiums earned.

Total Revenues

in € bn

Operating Profit

in € mn

Net Income

in € mn

Shareholders’ Equity Before Minority Interests

in € mn

(1)	Compound annual growth rate (or “CAGR”) is the year-over-year growth rate over a multiple-year period.
(2)	Net income contained goodwill amortization (net of tax).

Allianz Group’s Consolidated Results of Operations

Total Revenues

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Led by our Life/Health and Asset Management operations, our total revenues increased by 4.2% to €100.9 billion. Internal growth was 4.3%.

Property-Casualty While we continued to put profitability first, we succeeded in growing gross premiums written by €281 million to €44.1 billion, and achieved internal growth of 2.7%. Particularly strong increases were experienced within the United States, Switzerland, Allianz Marine & Aviation and Australia.

Life/Health Statutory premiums increased by 6.5% to €48.1 billion, originating principally from investment-oriented and single-premium products. Strong growth rates were achieved in our core European life markets, particularly in Germany, France and Italy, with growth rates in Germany and France well above 10%. In the United States, statutory premiums remained strong. Internal growth was 6.0%.

Banking Operating revenues from our banking operations declined by 3.3% to €6.2 billion primarily due to the faster than planned close of Dresdner Bank’s IRU and negative accounting impacts from IAS 39. In contrast, operating revenues from Dresdner Bank’s strategic business(1), excluding the negative impacts from IAS 39, increased by 4.1% to €6.1 billion.

Asset Management We achieved record net inflows of third-party assets of €64 billion, particularly from our fixed income institutional funds business within the United States and Germany. Market-related appreciation of third-party assets amounted to €33 billion. Overall, third-party assets increased by 27.0% to €743 billion at December 31, 2005. These positive developments led to significant operating revenue growth of 18.4% to €2.7 billion. Internal growth was 16.3%.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

2004 was a year of carefully managed growth, increasing our total revenues by €3.1 billion, or 3.3%, to €96.9 billion. Excluding the effects from foreign currency translation as well as changes in scope of consolidation, growth was 6.0%.

Property-Casualty Gross premiums written remained fairly constant with growth of 0.8%, as we sought opportunities that offered a profitable correlation between premium rates and risks and were willing to forego premium growth in certain markets where this objective could not be achieved.

Life/Health and Asset Management Our two segments focusing on the promising pension and wealth accumulation market experienced increases in statutory premiums and operating revenues of 6.8% and 3.7%, respectively.

Banking Excluding the effects from foreign currency translation as well as changes in scope of consolidation, operating revenues slightly increased by 0.5%. Overall, operating revenues experienced only a 3.8% decline despite a reduced portfolio of interest-bearing assets. However, net fee and commission income increased by 5.8%.

(1)	Dresdner Bank’s strategic business includes its Personal Banking, Private & Business Banking, Corporate Banking, DrKW and Corporate Other divisions, but does not include IRU.

Operating Profit

Operating Profit – Segments

in € mn

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

In 2005, our operating profit increased by 13.2% to €7.7 billion, thereby demonstrating our commitment to continued operational discipline. All segments contributed to this development.

Property-Casualty  We achieved a new low combined ratio of 92.3%, 2.7 percentage points better than our target. We continued to adhere to our disciplined underwriting and pricing practices worldwide, thereby successfully improving our combined ratio by 60 basis points compared to 2004. These positive developments were achieved despite the negative impacts of various natural catastrophes, including one of the worst hurricane seasons on record. The combined effects of losses from natural catastrophes produced estimated claims of €1.1 billion, net of reinsurance. Offsetting these losses were decreases in loss estimates for previous underwriting years that resulted in an increase in operating profit of 4.6% to €4.2 billion.

Life/Health  Operating profit strengthened by 13.0% and reached €1.6 billion, exceeding our 2005 target by approximately €100 million. Strong margins on new business and the increased business volume from the strong growth rates in recent years were the most important factors in this development. Our statutory expense ratio(1) declined by 1.0 percentage point to 8.1%, resulting from statutory premium growth, while net acquisition costs and administrative expenses decreased.

Banking  In 2005, Dresdner Bank was successful in increasing its operating profit by 33.2% to €775 million. This growth was principally due to a favorable development within Dresdner Bank’s net loan loss provisions, resulting in a net release of €113 million (2004: net charge of €337 million), driven predominantly by the reductions in our portfolios within our non-strategic IRU and the improved risk profile of Dresdner Bank’s strategic loan portfolio.

Asset Management  Operating profit grew by 32.4% to €1.1 billion, thereby significantly

(1)	Represents ratio of net acquisition costs and administrative expenses, excluding expenses for service agreements, to net statutory premiums.

surpassing our 2005 target. Commensurate with this development, we succeeded in consistently reducing our cost-income ratio(1) during the course of 2005 to 58.5%, a marked improvement of 4.4 percentage points. These achievements demonstrate our strong market position and attest to our superior performance as the overwhelming majority of the third-party assets we manage outperformed their respective benchmarks in 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

2004 was also a year of continued operational discipline, which resulted in a significant improvement of operating profit by €2.9 billion to €6.8 billion.

Property-Casualty We managed to reduce our combined ratio by 4.1 percentage points to 92.9% as a result of our disciplined underwriting and pricing practices, as well as stringent expense control. This positive development increased operating profit to €4.0 billion in 2004.

Life/Health Notwithstanding the 6.8% increase of our statutory premiums to €45.2 billion, our administrative expenses were reduced by 2.8% to €1.3 billion. These developments helped in large part to increase our operating profit by 12.1% to €1.4 billion.

Banking Administrative expenses and net loan loss provisions were reduced significantly by 9.4% and 66.1%, respectively. As a consequence, our Banking segment reported operating profit of €586 million.

Asset Management We succeeded in reducing our cost-income ratio by a further 4.9 percentage points to 62.9%, primarily as a result of increased operating revenues and a reduction in operating expenses. These positive developments led to an operating profit of €856 million.

Net Income

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net income increased significantly to €4.4 billion from €2.3 billion.

Our operating profit of €7.7 billion drove the continued strengthening of our earnings power with earnings from ordinary activities reaching €7.9 billion. Non-operating items, in aggregate, amounted to €137 million, benefiting from the discontinuance of goodwill amortization due to a change in accounting under IFRS (2004: charge of €1.2 billion).

The impact of net capital gains and impairments, including non-operating net trading income, remained relatively stable at €1.8 billion. Other non-operating items, in aggregate, improved by more than €300 million to a net charge of €1.7 billion, with restructuring charges declining by 71.2% to €100 million, due primarily to the absence of significant charges at Dresdner Bank.

Our tax expenses increased by 27.2% to 2.1 billion, representing an overall effective tax rate of 26.3% (2004: 31.9%). In 2005, our effective tax rate benefited from preferable tax treatment on dividend income and realized capital gains at various operating entities, as well as the discontinuation of non-tax deductible goodwill amortization. Minority interests in earnings increased by 18.7% to 1.4 billion, primarily due to increased earnings at our Italian and French Life/Health operating entities.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net income amounted to €2.3 billion. Overall, quality of earnings strongly improved in 2004.

Notwithstanding the €2.9 billion and €1.2 billion increase in operating profit and earnings from ordinary activities before taxes, respectively, from our continued operational discipline, our consolidated net income declined by €425 million to €2.3 billion. This development was primarily driven by the addition of €801 million of net income in 2003 as a result of the retrospective application of new and revised IFRS effective January 1, 2005, in particular due to the adoption of IAS 39 revised. See “—Effects of Recently Adopted Accounting Pronouncements”

(1)	Represents ratio of operating expenses to operating revenues.

and Note 3 to our consolidated financial statements for further information on the impacts of retrospectively applied new and revised IFRS. This development was partially offset by a decrease in restructuring charges of 63.2% to €347 million, primarily driven by lower restructuring charges at Dresdner Bank, which fell by 65.5% to €290 million.

Our consolidated tax expense increased by €1.4 billion to €1.7 billion, largely as a consequence of the significantly reduced level of tax-exempt capital gains, representing an overall effective income tax rate of 31.9% (2003: 5.1%). Minority interests in earnings also increased to €1.2 billion.

The following table sets forth our basic and diluted earnings per share for the years ended December 2005, 2004 and 2003.

Earnings per Share

in €

(1)	Includes goodwill amortization. Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
(2)	See Note 44 to our consolidated financial statements for further details regarding the dilutive effect of certain outstanding securities.

The following table sets forth the total revenues, operating profit and net income for each of our business segments for the years ended December 2005, 2004 and 2003, as well as consolidated net income of the Allianz Group.(1)

	Property- Casualty	Life/Health	Banking	Asset Management	Consolidation adjustments	Total Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn

Year ended December 31, 2005
Total revenues(2)	44,061	48,129	6,235	2,733	(261)	100,897
Operating profit	4,162	1,603	845	1,133	—	7,743
Earnings from ordinary activities before taxes	5,672	2,274	1,537	420	(2,023)	7,880

Taxes	(1,126)	(463)	(396)	(132)	3	(2,114)
Minority interests in earnings	(997)	(462)	(102)	(51)	226	(1,386)

Net income	3,549	1,349	1,039	237	(1,794)	4,380

Year ended December 31, 2004
Total revenues(2)	43,780	45,177	6,446	2,308	(836)	96,875
Operating profit	3,979	1,418	586	856	—	6,839

Earnings from ordinary activities before taxes	6,137	1,704	(67)	(275)	(2,403)	5,096

Taxes	(1,520)	(469)	294	52	(19)	(1,662)
Minority interests in earnings	(1,151)	(368)	(101)	(52)	504	(1,168)

Net income (loss)	3,466	867	126	(275)	(1,918)	2,266

Year ended December 31, 2003
Total revenues(2)	43,420	42,319	6,704	2,226	(929)	93,740
Operating profit	2,397	1,265	(396)	716	—	3,982

Earnings from ordinary activities before taxes	6,418	1,244	(1,936)	(385)	(1,475)	3,866

Taxes	(756)	(639)	1,025	80	41	(249)
Minority interests in earnings	(451)	(386)	(104)	(92)	107	(926)

Net income (loss)	5,211	219	(1,015)	(397)	(1,327)	2,691

(1)	Effective January 1, 2005, under IFRS, various existing accounting standards changed and additional new accounting standards became effective, both of which impacted the Allianz Group’s consolidated financial statements prospectively and, to a certain extent, retrospectively, which required revisions of prior year periods as if those accounting principles had always been used. For further information concerning the impact of these accounting standards, see “Effects of Recently Adopted Accounting Pronouncements” and Note 3 to our consolidated financial statements.
(2)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues, and Asset Management segment’s operating revenues.

Allianz Group’s Consolidated Assets, Liabilities and Shareholders’ Equity

In 2005, our shareholders’ equity increased by 25.0% to €47.1 billion at December 31, 2005, further strengthening our capital base. Our shareholders’s equity before minority interests grew by 31.6% to €39.5 billion. This increase resulted primarily from our strong net income for 2005, growth in unrealized gains on investments due to favorable equity market conditions and lower interest rates in Europe, as well as reduced negative foreign currency translation effects from the strengthening of the U.S. dollar against the Euro. Additionally, the reduction in treasury shares (net €352 million) and the issuance of warrants on Allianz AG shares, of which 9 million were exercised in 3Q 2005 raising capital of €828 million, increased our shareholders’ equity before minority interests. In connection with the purchase of the minority interest of Riunione Adriatica di Sicurta S.p.A. (or “RAS”), our shareholders’ equity before minority interests also increased by €1.1 billion through the issuance of shares out of authorized capital without pre-emptive rights, offset by €1.3 billion related to the acquisition cost for additional interest in RAS. See “Information on the Company – Allianz-RAS Merger/European Company (SE)” for further information on the contemplated merger of RAS with and into Allianz AG.

Shareholders’ Equity Before Minority Interests

in € mn

(1)	Revised as a result of the implementation of new and revised IFRS with retrospective application effective January 1, 2005. See “– Effects of Recently Adopted Accounting Pronouncements” and Note 3 to our consolidated financial statements.
(2)	Consists of the following developments (in €mn): foreign currency translation 1,601: treasury shares 352; net income 4,380; shareholders’ dividend (674); changes in the group of consolidated companies (1,741) miscellaneous 370.

In 2005, total assets increased by €7.6 billion (0.8%), while total liabilities decreased by €1.8 billion (0.2%). Increases within our total assets were primarily experienced within cash and cash equivalents due to our strong operating cash flow, as well as investments, where balances rose by €16.0 billion (102.5%) and €34.6 billion (13.9%), respectively. These increases were offset in part by declines predominantly in loans and advances to banks of €30.2 billion (16.6%). Additionally, investments in associated enterprises and joint ventures declined by €3.7 billion (63.6%). Increases within our total liabilities, primarily our reserves for insurance and investment contracts, which rose by €32.8 billion (10.0%), were more than offset by the €39.4 billion (20.6%) decrease within liabilities to banks.

See “– Group Asset Allocation” and “– Liquidity and Capital Resources” for detailed information on our investments and investments in associated enterprises and joint ventures, as well as the development of our cash and cash equivalents, respectively. Decreases in loans and advances to banks and in liabilities to banks primarily reflect reduced volumes of repurchase and reverse repurchase operations at Dresdner Bank. The growth in reserves for insurance and investment contracts was driven predominantly by aggregate policy reserves at €19.7 billion (8.6%) and reserves for premium refunds at €7.3 billion (34.2%). Our aggregate policy reserves increased primarily due to strong sales of unit- and indexed-linked life insurance contracts (see “—Life/Health Insurance Operations” for further discussion). The growth within our reserves for premium refunds principally resulted from changes due to fluctuations in fair value associated with group’s own investments.

The following table presents the Allianz Group’s consolidated balance sheets as of December 31, 2005, and 2004, and the respective changes.(1)

As of December 31,	2005	2004	Change
	€ mn	€ mn	%
ASSETS
Intangible assets	15,385	15,147	1.6
Investments in associated enterprises and joint ventures	2,095	5,757	(63.6)
Investments	282,920	248,327	13.9
Loans and advances to banks	151,384	181,543	(16.6)
Loans and advances to customers	185,424	195,680	(5.2)
Financial assets carried at fair value through income	235,007	240,574	(2.3)
Cash and cash equivalents	31,647	15,628	102.5
Amounts ceded to reinsurers from reserves for insurance and investment contracts	22,120	22,310	(0.9)
Deferred tax assets	14,596	14,139	3.2
Other assets	57,303	51,213	11.9

Total assets	997,881	990,318	0.8

As of December 31,	2005	2004	Change
	€ mn	€ mn	%
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity before minority interests	39,487	29,995	31.6
Minority interests in shareholders’ equity	7,615	7,696	(1.1)

Shareholders’ equity	47,102	37,691	25.0

Participation certificates and subordinated liabilities	14,684	13,230	11.0
Reserves for insurance and investment contracts	359,137	326,380	10.0
Liabilities to banks	151,957	191,347	(20.6)
Liabilities to customers	158,359	157,137	0.8
Certificated liabilities	59,203	57,752	2.5
Financial liabilities carried at fair value through income	144,640	145,137	(0.3)
Other accrued liabilities	14,302	13,984	2.3
Other liabilities	31,383	31,271	0.4
Deferred tax liabilities	14,621	14,350	1.9
Deferred income	2,493	2,039	22.3

Total shareholders’ equity and liabilities	997,881	990,318	0.8

(1)	Effective January 1, 2005, under IFRS, various existing accounting standards changed and additional new accounting standards became effective, both of which impacted the Allianz Group’s consolidated financial statements prospectively and, to a certain extent, retrospectively, which required revisions of prior year periods as if those accenting principles had always been used. For further information concerning the impact of these accounting standards, see “– Effects of Recently Adopted Accounting Pronouncements” and Note 3 to our consolidated financial statements.

Group Asset Allocation

Of the total group’s own investments, the majority are invested in fixed income securities and, to a lesser extent, equities. At December 31, 2005, group’s own investments amounted to €467.5 billion, an increase of 6.0% compared to December 31, 2004. This increase was mainly due to higher balances of fixed income and equity available-for-sale securities, resulting predominantly from favorable capital market conditions, lower interest rates in Europe, and strong growth in sales of our life operations. See “–  Life/Health Insurance Operations” for further discussion of our Life/Health segment’s results of operations. Growth in our group’s own investments was partially offset by decreased financial assets held for trading, net. Additionally, investments in associated enterprises and joint ventures, which are classified as equity investments within group’s own investments, decreased principally as a result of sales of our shareholdings in MAN AG and Gecina S.A. in 1Q 2005, Bilfinger Berger AG in 2Q 2005, as well as the sale of 7.35% of our 28.48% shareholding in Eurohypo AG to Commerzbank AG in 4Q 2005. During 4Q 2005, Eurohypo AG was reclassified as held-for-sale and presented within “Other assets”. The sale of the remaining 21.13% participation in Eurohypo AG to Commerzbank AG is scheduled for 1Q 2006, subject to the fulfilment of customary conditions.

The following table and graphs set forth our assets under management, excluding third-party assets.

Fair values as of December 31,	2005	2004
	€ mn	€ mn
Group’s own investments(1)	467,459	441,033	(2)
Financial assets for unit-linked contracts(3)	54,661	41,409	(2)

(1)	Real estate used by third parties and securities held-to-maturity are stated at amortized cost. Investments in associated enterprises and joint ventures are stated at either amortized cost or equity, depending upon, among others, our ownership percentage.
(2)	As a result of a revised IFRS accounting standard, IAS 39 revised, certain unit-linked contracts previously classified as trading assets within group’s own investments were reclassified to financial assets for unit-linked contracts, which had no impact on net income.
(3)	Represents assets owned by, and managed on the behalf of, policyholders of the Allianz Group, with all appreciation and depreciation in these assets accruing to the benefit of policyholders.

Allocation of Group’s Own Investments

in € bn

(1)	Consists of available-for-sale fixed income securities (€209.8 bn and €186.7 bn at December 31, 2005 and December 31, 2004, respectively), loans and advances to banks and customers (€88.5 bn and €89.9 bn at December 31, 2005 and December 31, 2004, respectively), fixed income financial assets designated at fair value through income (€8.5 bn and €1.7 bn at December 31, 2005 and December 31, 2004, respectively), and securities held-to-maturity (€4.8 bn and €5.2 bn at December 31, 2005 and December 31, 2004, respectively). Securities held-to-maturity are stated at amortized cost. Loans and advances to banks and customers exclude loans from our banking and asset management operations (€248.3 bn and €295.8 bn at December 31, 2005 and December 31, 2004, respectively). See Notes 8, 9 and 10 to our consolidated financial statements for further details.
(2)	Consists of available-for-sale equity securities (€57.1 bn and €44.2 bn at December 31, 2005 and December 31, 2004, respectively), investments in associated enterprises and joint ventures (€2.1 bn and €5.8 bn at December 31, 2005 and December 31, 2004, respectively), and equity financial assets designated at fair value through income (€3.4 bn and €1.7 bn at December 31, 2005 and December 31, 2004, respectively). Investments in associated enterprises and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage. See Notes 7, 8 and 10 to our consolidated financial statements for further details.
(3)	Real estate used by third parties is stated at amortized cost. See Note 8 to our consolidated financial statements for further details.
(4)	Consists primarily of funds held by others under reinsurance contracts assumed (€1.6 bn and €1.6 bn at December 31, 2005 and December 31, 2004, respectively). See Note 8 to our consolidated financial statements for further details.
(5)	Consists of financial assets held for trading (€166.2 bn and €194.4 bn at December 31, 2005 and December 31, 2004, respectively), financial liabilities held for trading (€86.4 bn and €102.1 bn at December 31, 2005 and December 31, 2004, respectively), and financial assets designated at fair value through income from our banking and asset management operations (€2.3 bn and €1.3 bn at December 31, 2005 and December 31, 2004, respectively). See Notes 10 and 20 to our consolidated financial statements for further details.

Insurance Operations-Investments We limit our fixed income investment risk by establishing high thresholds on the creditworthiness of our debtors and by spreading our risk accordingly. The credit quality of our insurance operations’ fixed income securities portfolio has been, and continues to be, strong. At December 31, 2005, approximately 91% of the fixed income investments of the insurance companies of the Allianz Group had an investment grade rating. Approximately 87% were distributed over obligors that had been assigned at least an “A” rating by Standard & Poor’s. Additionally, of the not rated fixed income investments, which amounted to approximately 8% at December 31, 2005, the majority were invested in instruments of high credit quality, consisting of asset and mortgage-backed securities (e.g. Pfandbriefe), as well as loans to banks and customers. See “Quantitative and Qualitative Disclosures About Market Risk” for further information on risk management within our insurance business.

Group’s Own Investments – Insurance Operations

Fixed Income Investments by Rating Classes

in %

(1)	Investments for which no individual rating information is available.

Group’s Own Investments – Property-Casualty Segment Asset Allocation

in € bn

(1)	Excludes trading portfolio of €0.1 bn and €0.3 bn at December 31, 2005 and December 31, 2004, respectively.
(2)	Includes securities held-to-maturity that are stated at amortized cost.
(3)	Includes investments in associated enterprises and joint ventures that are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.
(4)	Real estate used by third parties is stated at amortized cost.

Group’s Own Investments – Life/Health Segment Asset Allocation

in € bn

(1)	Excludes trading portfolio of €(2.5) bn and €0.1 bn at December 31, 2005 and December 31, 2004, respectively.
(2)	Includes securities held-to-maturity that are stated at amortized cost.
(3)	Includes investments in associated enterprises and joint ventures that are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.
(4)	Real estate used by third parties is stated at amortized cost.

      Banking Operations-Investments The majority of our group’s own investments within our Banking segment are invested in financial assets and financial liabilities held for trading. At December 31, 2005, financial assets held for trading, net, amounted to approximately 81% (2004: approximately 81%) of group’s own investments, net, within our Banking segment. See “Quantitative and Qualitative Disclosures About Market Risk” for a discussion of risk management in connection with our trading activities within our banking business.

Group’s Own Investments – Banking Segment

Trading Portfolio Asset Allocation

in € bn

At December 31, 2005	At December 31, 2004

Significant Allianz Group Equity Investments    For a list of significant associated enterprises and other selected holdings in listed companies, including our ownership percentage, please see Note 48 to our consolidated financial statements.

Off-Balance Sheet Arrangements In the ordinary course of business, the Allianz Group enters into arrangements that, under IFRS, are not recognized on the consolidated balance sheet and do not affect the consolidated income statement. Such arrangements remain off-balance sheet as long as the Allianz Group does not incur an obligation from them or become entitled to an asset itself. As soon as an obligation is incurred, it is recognized on the Allianz Group’s consolidated balance sheet, with the corresponding loss recorded in the consolidated income statement. However, in such cases, the amount recognized on the consolidated balance sheet may or may not, in many instances, represent the full loss potential inherent in such off-balance sheet arrangements. The importance of such arrangements to the Allianz Group as it concerns liquidity, capital resources or market and credit risk support, is not significant. Additionally, the Allianz Group does not rely on off-balance sheet arrangements as a significant source of revenue. Similarly, the Allianz Group has not incurred significant expenses from such arrangements and does not reasonably expect to do so in the future.

Distinct areas the Allianz Group is involved in off-balance sheet arrangements as of December 31, 2005, which are all conducted through the normal course of our business, include various irrevocable loan commitments, leasing commitments, purchase obligations and various other commitments. Additionally, we extend market value guarantees to customers, as well as execute indemnification contracts under existing service, lease or acquisition transactions. See Notes 42 and 47 to our consolidated financial statements for further information.

Furthermore, through Dresdner Bank, and in order to seek a Tier I capital release, we conducted a synthetic securitization to place credit risk from a designated loan portfolio on the open market. As of December 31, 2005, credit risks in the amount of €1.0 billion had been transferred to third-parties using a special purpose vehicle, which is not consolidated within our IFRS consolidated financial statements or our U.S. GAAP condensed financial statements in Note 47.

Effects of Recently Adopted Accounting Pronouncements

Our Annual Report on Form 20-F for the year ended December 31, 2004 was prepared in conformity with IFRS effective as of December 31, 2004 as adopted under EU regulations in accordance with clause 292a of the German Commercial Code (or “HGB”), which we refer to below as “pre-2005 IFRS.” Effective January 1, 2005, a number of new and revised IFRS were introduced, some of which required retrospective application to all years presented within our consolidated financial statements. As discussed above, this Annual Report on Form 20-F for the year ended December 31, 2005 is prepared in accordance with 2005 IFRS. Retrospective application has the effect of applying the new and revised IFRS to prior periods as if those accounting principles had always been used. We present below a brief overview of the major impacts from the retrospective application of 2005 IFRS. For more detailed information regarding the quantitative impacts of new and revised standards under 2005 IFRS at the Allianz Group consolidated level, as well as a description of each 2005 IFRS compared to pre-2005 IFRS please refer to Note 3 of our consolidated financial statements.

The following table sets forth the impacts of 2005 IFRS on the Allianz Group’s consolidated total revenues, operating profit and net income for the years ended December 31, 2004 and 2003.

Years ended December 31,	2004	2003
	€ mn	€ mn
Total revenues under pre-2005 IFRS(1)	96,892	93,779

IAS 39 revised	(17)	(39)

Total impact of 2005 IFRS	(17)	(39)

Total revenues under 2005 IFRS	96,875	93,740

Operating profit under pre-2005 IFRS	6,856	4,066

IAS 39 revised	(17)	(84)

Total impact of 2005 IFRS	(17)	(84)

Operating profit under 2005 IFRS	6,839	3,982

Net income under pre-2005 IFRS	2,199	1,890

IAS 39 revised	209	915
IFRS 4	(19)	6
IFRS 2	(123)	(120)

Total impact of 2005 IFRS	67	801

Net income under 2005 IFRS	2,266	2,691

(1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues, and Asset Management segment’s operating revenues.

The following table sets forth the impacts of 2005 IFRS on the Allianz Group’s consolidated assets, liabilities and shareholders’ equity as of December 31, 2004.

As of December 31,	2004
€ mn
Total assets under pre-2005 IFRS	994,698

IAS 39 revised	(3,984)
IFRS 2	(396)
IFRS 4	—

Total impact of 2005 IFRS	(4,380)

Total assets under 2005 IFRS	990,318

Total liabilities under pre-2005 IFRS	963,870

IAS 1 revised	(7,696)
IAS 39 revised	(3,408)
IFRS 2	(147)
IFRS 4	8

Total impact of 2005 IFRS	(11,243)

Total liabilities under 2005 IFRS	952,627

Shareholders’ equity under pre-2005 IFRS	30,828

IAS 1 revised	7,696
IAS 39 revised	(576)
IFRS 2	(249)
IFRS 4	(8)

Total impact of 2005 IFRS	6,863

Shareholders’ equity under 2005 IFRS	37,691

IAS 1 revised

The adoption of IAS 1 revised required the inclusion of minority interests in shareholders’ equity. Hence, shareholders’ equity increased, while total liabilities decreased by the same amount.

IAS 39 revised

IAS 39 revised required several changes to the Allianz Group’s accounting policies. One of the most significant of these changes relates to the recognition of impairments of available-for-sale equity securities. In particular, the changes in the Allianz Group’s impairment policy led to the following effects on our consolidated financial statements:

•	Income Statements Accelerated impairments in 2002, caused by weak equity markets, led to a rise in net realized gains on available-for-sale equity securities in 2003 and 2004, resulting in increased net income in 2003 and 2004, with our Property-Casualty, Life/Health and Banking segments most heavily impacted. The increase in net realized gains in 2003 and 2004 was offset in part by a decrease in reversals of impairments on available-for-sale equity securities, since such reversals are no longer permitted under IAS 39 revised, and an increase in insurance and investment contract benefits due to policyholder participation in the increased net realized gains.

•	Balance Sheets Unrealized gains (net of unrealized losses) were increased in 2003 and 2004, while revenue reserves were reduced by the same amount.

IFRS 2

As a result of the adoption of IFRS 2, the PIMCO LLC Class B Unit Purchase Plan (or “Class B Plan”) is considered a cash settled plan as the equity instruments issued are puttable at the holder’s option, resulting in changes in the fair value of the shares issued to be recognized as expense. The adoption of IFRS 2 led to additional charges in 2003 and 2004, shown as additional acquisition-related expenses and administrative expenses in our Asset Management segment.

Recently Issued Accounting Pronouncements

See Notes 3 and 47 to our consolidated financial statements for recently issued IFRS accounting pronouncements and recently issued U.S. GAAP accounting pronouncements, respectively, effective on or after January 1, 2006.

Events After the Balance Sheet Date

See Note 46 to our consolidated financial statements.

Property-Casualty Insurance Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Combined ratio further improved to 92.3%.

•	Although we continued to put profitability first, we succeeded in increasing gross premiums written by 2.7%, excluding the effects of exchange rate movements and disposals and acquisitions.

•	We achieved a record low combined ratio of 92.3%–2.7 percentage points better than our target—despite the effects of natural catastrophes.

•	Our operating profit achieved a 4.6% growth, reaching €4.2 billion.

•	Net income grew by 2.4% to €3.5 billion, founded on our robust operating profitability.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

We continued to focus on profitable growth and reduced our combined ratio to 92.9%.

•	We continued to focus on profitable growth through selectively increasing our business volume where risk-adequate premiums could be attained. Overall, our gross premiums written increased by 0.8% to €43.8 billion. Excluding the effects from foreign currency translation as well as changes in scope of consolidation, our property-casualty gross premiums written grew by 2.1%.

•	We succeeded in reducing our combined ratio by a further 4.1 percentage points to 92.9%. Net current income from investments rose by €81 million to €3.9 billion. As a result, operating profit increased significantly by 66.0% to €4.0 billion.

•	Non-operating results decreased by 46.3% compared to the prior year, which included significant net realized gains from the sale of investments.

•	As a result of higher tax charges and increased minority interests due to our improved operating profitability, net income decreased from €5.2 billion to €3.5 billion.

Earnings Summary

Gross Premiums Written by Region(1)

in € bn

(1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.
(2)	Comprises the following major European markets by relative percentage share: France: 24.9%, Italy: 22.9%, Switzerland: 10.7%, UK: 11.7%, Spain: 7.3%; other European markets: 22.5%.
(3)	Comprises the following major European markets by relative percentage share: France: 24.1%, Italy: 23.4%, Switzerland: 10.9%, UK: 11.9%, Spain: 7.6%; other European markets: 22.1%.

Gross Premiums Written – Growth Rates(1)

(1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.
(2)	Comprise “Other Europe”.

Gross premiums written

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Capitalizing on growth opportunities in markets that offered a profitable correlation between premium rates and risks and our willingness to forego premium growth in markets with increasing pricing pressures, we were successful in slightly growing gross premiums written from €43,780 million to €44,061 million, despite the disposal of our Taiwanese, Chilean and Canadian operations in the second half of 2004. Based on internal growth, gross premiums written increased by 2.7%.

Growth varied considerably across different markets. Positive developments were primarily experienced by our operations in the United States, our Swiss operations, Allianz Marine & Aviation within our specialty lines, and Allianz Australia with additional gross premiums written of €355 million (7.7%), €196 million (10.8%), €185 million (19.5%) and €145 million (11.0%), respectively. At Fireman’s Fund Insurance Company (or “Fireman’s Fund”) in the United States, increases across all lines of business were achieved, namely in our personal, commercial and specialty lines with a constant focus on disciplined underwriting and increased sales effectiveness in our chosen markets. In Switzerland, growth was driven primarily by Allianz Risk Transfer (or “ART”). At Allianz Marine & Aviation, the positive development was driven by our marine and aviation business in the United Kingdom, largely as a result of additional business generated from a fairly new branch office, as well as the strengthening of the British Pound against the Euro. The increase at Allianz Australia resulted from its broker and agency channels as well as its financial institutions and direct divisions due to intensified customer relationship management and positive exchange rate effects.

Further increases, albeit to a lesser degree, were also experienced in South America, Spain and Italy with gross premiums written increasing by 19.5% (€117 million), 6.2% (€110 million) and 1.9% (€98 million), respectively. The growth in South America, specifically from AGF Seguros in Brazil, stemmed from, among other factors, our motor business as a result of increased sales of new cars. The beneficial development in Spain at Allianz Seguros was driven by all lines of business, namely our motor, personal and industrial lines. In Italy, the increase in gross premiums written at RAS was mainly driven by the development of our non-motor business, and in particular by the significant growth of personal lines and business with small and medium enterprises. Furthermore, motor business at RAS increased marginally, in line with the market growth in Italy, partially compensated by the development of the direct channel, Genialloyd. Within our specialty lines, growth within credit insurance at Euler Hermes of €71 million (4.4%) resulted from significant growth at our French, Italian and United States operations, as our customers in these regions increased their sales, producing increased receivables. Similarly, within travel insurance and assistance services, Mondial Assistance Group saw an increase of €92 million (10.2%), primarily driven by increased sales through the Internet as well as stronger sales through airline partners.

These increases were offset by decreased gross premiums written primarily in Germany, the United Kingdom, France, as well as at Allianz Global Risks Re, where gross premiums written decreased by €373 million (2.9%), €166 million (6.3%), €178 million (3.4%) and €35 million (2.6%), respectively.

The decline in Germany resulted largely from the commutation of an intra-Allianz Group reinsurance agreement between Allianz AG and Allianz Lebensversicherungs-AG (or “Allianz Leben”) in 1Q 2005. Furthermore, at Sachgruppe Deutschland (or “SGD”), we remained committed to our policy of focusing on profitability and not volume. Additionally, SGD undertook a range of portfolio measures in our motor business resulting in higher “no claims bonuses”, which reduced gross premiums written on these contracts. As a consequence, gross premiums written at SGD declined by 1.3% to €10,035 million.

In the United Kingdom at Allianz Cornhill, this decline was primarily related to lower premiums in our motor and household lines, a development that was significantly driven by our cycle management efforts, through which we endeavor to balance volume and margin criteria. Our French subsidiary, AGF, as result of a more competitive environment, experienced decreases in gross premiums written especially through its brokerage business with large accounts. The decline in gross premiums written at Allianz Global Risks Re resulted from a more competitive environment in the global property market, leading primarily to a decrease of new business volume.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our gross premiums written increased by €360 million, or 0.8%, to €43,780 million from €43,420 million. Excluding the effects from foreign currency translation as well as changes in scope of consolidation, gross premiums written increased by 2.1%. This increase was specifically due to rate increases, particularly in Italy, Switzerland, the United Kingdom and Germany and to growth in new business, particularly in Central and Eastern Europe, Australia and Spain. The increase was offset in part by the effects of a more selective underwriting policy and portfolio review measures, particularly in France, and a decrease in gross premiums written at Allianz Marine & Aviation within our specialty lines and at our operations in The Netherlands. These achievements reflect our strategy of selective growth which we pursued. While we continue to strive for profitable growth, we are willing to forego sales growth.

Growth varied considerably across different markets in 2004. Positive developments were primarily experienced by our operations in Italy, Switzerland, the United Kingdom, Germany and Allianz Australia with additional gross premiums written of €154 million (3.0%), €74 million (4.2%), €94 million (3.7%), €151 million (1.2%) and €71 million (5.7%). In Italy, this increase was due to growth in almost all lines of business, particularly in our automobile, general liability, fire and personal property lines. Automobile premiums increased by €85 million, or 2.5%, reflecting an increase in the number of vehicles insured, while general liability premiums increased by €32 million, or 8.4%, reflecting primarily new business and rate increases resulting from a review of our portfolio.

In Switzerland, growth was driven by Allianz Risk Transfer, reflecting primarily the sale of a large alternative risk contract, offset in part by the negative effect of exchange rate movements. In the United Kingdom, gross premiums written grew due primarily to increased business in our commercial lines and specialty insurance, reflecting strong growth in our engineering business and pet insurance lines, offset in part by decreased gross premiums written in our personal lines business, attributable largely to the withdrawal from a major motor affinity relationship following a decision to rate for profit rather than volume.

In Germany, gross premiums written increased, reflecting growth in almost all lines of business, in particular personal accident insurance resulting mainly from increases in new business. This increase was offset in part by a decrease in automobile insurance, due primarily to substantial competition where clients were highly sensitive to rate changes, as well as to a more stringent underwriting practice and our continuous portfolio monitoring and re-underwriting measures.

Our operations in Asia-Pacific increased gross premiums written, driven by strong growth in our Australian operations, offset in part by decreased gross premiums written in Taiwan as a result of the sale of our property-casualty operations in Taiwan in the second half of 2004. Further increases were also experienced in Spain and Central and Eastern Europe with gross premiums written increasing by €82 million (4.9%) and €97 million (6.4%), respectively.

These increases were offset by decreased gross premiums written primarily in France, the Netherlands, as well as at Allianz Marine & Aviation, where gross premiums written decreased by €85 million (1.6%), €112 million (10.2%) and €124 million (11.6%).

In the NAFTA region, gross premiums written deceased slightly to €5,351 million (2003: €5,380 million), primarily as a result of a negative currency translation effect. Excluding the currency translation effect, gross premiums written in the NAFTA zone increased reflecting growth in the United States due primarily to increases in direct and assumed premiums in our crop insurance line at Fireman’s Fund, offset in part by a decline in Canada where we sold our private clients business as we did not have the critical business volume necessary in this competitive market.

Operating Profit

in € mn

Operating profit

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Driven by further improvement of our combined ratio(1) to a new low of 92.3%, our operating profit grew by 4.6% to €4,162 million, a growth rate stronger than that of our gross premiums written. The strongest improvements occurred at Fireman’s Fund in the United States (€154 million), Allianz Australia (€101 million), Credit Insurance through Euler Hermes (€73 million), SGD (€67 million), as well as RAS in Italy (€42 million).

In a year that saw a large number of global catastrophes and one of the worst hurricane seasons on record, the insurance and reinsurance markets as a whole incurred multi-billion Euros in damages. Our operating entities most affected by the natural catastrophes included Allianz Marine & Aviation, Allianz Global Risks Re, Allianz AG, Fireman’s Fund, SGD and Allianz Suisse. Total estimated claims from natural catastrophes, net of reinsurance, were €1.1 billion in 2005, increasing our accident year loss ratio(2) to 70.2% (2004: 69.0%). These natural catastrophe losses were mitigated by positive net development on prior years’ loss reserves largely in the United Kingdom, Italy, Slovakia, and in our specialty lines, comprising 2.6% of our total carried net loss reserves at January 1, 2005; our calendar year loss ratio(3) decreased to 67.1% (67.7%). However, our net loss reserve position remains sound. Moreover, our ratio of loss reserves expressed as a percentage of net premiums earned has increased from 119.2% to 130.7% over the prior year. In the United States, the planned external review of the A&E liability reserves at Fireman’s Fund had no net impact at the Allianz Group level as a result of already sufficient reserves, absent a USD 65 million loss caused by the increase in provisions for uncollectible reinsurance recoverables and unallocated loss adjustment expenses.

Our expense ratio(4) remained stable at 25.2% (2004: 25.2%), although our administrative expenses declined by €55 million. Net acquisition costs and administrative expenses rose slightly by 4.6% to €10,840 million, due to increased expenses for service agreements from the consolidation of a non-insurance entity acquired in the latter part of 3Q 2004, which are not included in the calculation of our expense ratio.

Current income from investments remained relatively unchanged at €3,901 million. Investment management and interest expenses decreased significantly to €488 million, which was due to a reclassification of interest expenses attributable to investments financed by borrowed funds, which is now classified in other operating income/expenses (net).

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our operating profit improved significantly with an increase of 66.0% to €3,979 million from €2,397 million, mainly reflecting an improved underwriting result.

Our loss ratio, which decreased for the third consecutive year, declined by 3.8 percentage points to 67.7%, driven primarily by our disciplined underwriting and pricing practices. We believe this improvement was positive in light of losses arising from natural catastrophe claims in 2004. As a result of our risk management system, we recorded only € €216 million of net losses in connection with claims arising from the hurricanes which struck the South-Eastern United States in August and September 2004, which was low in comparison to our market share in the United States. Net losses in connection with the tsunamis which struck South Asia in late December 2004 amounted to €22 million.

(1)	Represents ratio of net claims incurred and net acquisition costs and administrative expenses, excluding expenses for service agreements, to net premiums earned.
(2)	Represents ratio of net claims incurred to net premiums earned based upon accidents which occurred during the year.
(3)	Represents ratio of net claims incurred to net premiums earned during the year, irrespective of accident year or policy year.
(4)	Represents ratio of net acquisition costs and administrative expenses, excluding expenses for service agreements, to net premiums earned.

Our expense ratio also decreased from 25.5 % to 25.2%. Overall, our combined ratio improved by 4.1 percentage points to 92.9% from 97.0%.

Net income

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net income increased by 2.4% to €3,549 million, driven by our robust operating profitability, despite a decline in non-operating results of more than €600 million.

Net capital gains and impairments on investments were relatively unchanged, as our strong operating profitability allowed us to reduce the realization of net capital gains by €538 million, while net impairments were €519 million lower due to strong capital markets and the absence of a large real estate impairment recorded in 2004.

Net trading income declined to a loss of €426 million, driven by negative changes in fair values of €220 million from certain derivatives in connection with our “All-in-One” capital market transactions. However, economically, these negative fair value changes were offset by the increased market prices of shares of DAX companies we own, although the development of these available-for-sale securities is reflected in unrealized gains and losses within shareholders’ equity, and not net income. Additionally, the effects of embedded derivatives from an equity-linked loan, which was issued in connection with the Allianz-RAS merger, contributed €243 million to the significant decline in our net trading income.

Intra-group dividends and profit transfer was €432 million lower than in 2004, due primarily to our French operating entity, AGF Holding, receiving in 2004 a one-off dividend from our life/health operating entity, AGF Vie. The intra-group dividends and profit transfer were eliminated at the Allianz Group level.

Interest expense on external debt decreased slightly by 3.4% resulting primarily from the maturation of two bond issues during 1Q and 3Q 2005.

Conversely, restructuring charges of €67 million were incurred during 2005, of which €52 million are attributable to the AGF Group as a result of an early retirement program.

Other non-operating income/(expenses) (net) declined by €163 million due to the sale of real estate used for own use in the prior year by SGD. Net income was positively impacted by the elimination of goodwill amortization brought about by a change in accounting under IFRS (2004: €381 million).

Tax expenses decreased by 25.9% to €1,126 million, leading to an effective tax rate of 19.4% (2004: 24.3%), largely driven by the discontinuation of non-tax deductible goodwill amortization.

Minority interests in earnings decreased by 13.4% to €997 million, primarily as a result of reduced earnings at our French operating entities.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net capital gains and impairments on investments decreased by €4,724 million to €1,325 million from €6,049 million, primarily as a result of significant realized gains in connection with the sale of certain shareholdings in 2003, including, most notably, interests in Beiersdorf AG and Munich Re.

Net trading income improved significantly to a loss of €49 million from a loss of €1,490 million, which reflected losses in the first half of 2003 relating to the use of certain derivative financial instruments to hedge our equity exposure.

Intra-group dividends and profit transfer and interest expense on external debt were €1,963 million and €863 million as compared to €676 million and €831 million, respectively. The increase in intra-group dividends and profit transfer reflected higher dividend payouts by our subsidiaries, particularly in France and the United States, attributable to significantly improved operating profitability in 2004. The intra-group dividends and profit transfer were eliminated at the Allianz Group level.

Due to improved operating profitability, tax expenses increased by €764 million to €1,520 million. Similarly, minority interests in earnings increased by €700 million to €1,151 million.

Overall, net income declined by €1,745 million to €3,466 million.

The following table sets forth our Property-Casualty insurance segment’s income statement and key operating ratios for the years ended December 31, 2005, 2004 and 2003.

Years ended December 31,	2005	2004	2003
	€ mn	€ mn	€ mn
Gross premiums written	44,061	43,780	43,420
Premiums earned (net)(1)	38,017	38,193	37,277
Current income from investments	3,901	3,935	3,854
Investment management and interest expenses	(488)	(834)	(1,295)
Insurance benefits (net)(2)	(26,076)	(26,650)	(27,261)
Net acquisition costs and administrative expenses(3)	(10,840)	(10,360)	(9,814)
Other operating income/ (expenses)(net)	(352)	(305)	(364)

Operating profit	4,162	3,979	2,397

Net capital gains and impairments on investments(4)	1,306	1,325	6,049 (5)
Net trading income/(expenses)(6)	(426)	(49)	(1,490)
Intra-group dividends and profit transfer	1,531	1,963	676
Interest expense on external debt	(834)	(863)	(831)
Amortization of goodwill(7)	—	(381)	(383)
Restructuring charges	(67)	—	—
Other non-operating income/ (expenses)(net)	—	163	—

Earnings from ordinary activities before taxes	5,672	6,137	6,418

Taxes	(1,126)	(1,520)	(756)
Minority interests in earnings	(997)	(1,151)	(451)

Net income	3,549	3,466	5,211

Loss ratio(8) in%	67.1	67.7	71.5
Expense ratio(9) in%	25.2	25.2	25.5

Combined ratio(10) in%	92.3	92.9	97.0

(1)	Net of earned premiums ceded to reinsurers of €5,411 mn (2004: €5,298 mn, 2003: €5,539 mn).
(2)	Comprises net claims incurred of €25,519 mn (2004: €25,867 mn, 2003: €26,659 mn), net expenses from changes in other net underwriting provisions of €187 mn (2004: €458 mn, 2003: €269 mn) and net expenses for premium refunds of €370 mn (2004: €325 mn, 2003: €333 mn). Net expenses for premium refunds were adjusted for income of €111 mn (2004: income of €210 mn, 2003: expenses of €138 mn), related to policyholders’ participation of net capital gains and impairments on investments, as well as net trading income/(expenses), that were excluded from the determination of operating profit.
(3)	Comprises net acquisition costs of €5,771 mn (2004: €5,781 mn, 2003: €5,509 mn), administrative expenses of €3,794 mn (2004: €3,849 mn, 2003: €4,002 mn) and expenses for service agreements of €1,275 mn (2004: €730 mn, 2003: €303 mn). Net acquisition costs and administrative expenses do not include expenses for the management of investments and, accordingly, do not reconcile to the acquisition costs and administrative expenses as presented in the consolidated financial statements.
(4)	Comprises net realized gains on investments of €1,340 mn (2004: €1,878 mn, 2003: €7,517 mn) and net impairments on investments of €34 mn (2004: €553 mn, 2003: €1,468 mn). These amounts are net of policyholders’ participation.
(5)	Includes significant net realized gains from sales of certain shareholdings.
(6)	Net trading income/(expenses) are net of policyholders’ participation.
(7)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
(8)	Represents ratio of net claims incurred to net premiums earned.
(9)	Represents ratio of net acquisition costs and administrative expenses, excluding expenses for service agreements, to net premiums earned.
(10)	Represents ratio of net claims incurred and net acquisition costs and administrative expenses, excluding expenses for service agreements, to net premiums earned.

Property-Casualty Operations by Geographic Region

The following table sets forth our property-casualty gross premiums written, combined ratio, loss ratio, expense ratio, as well as earnings after taxes and before minority interests in earnings, which we refer to herein as “earnings after taxes and before minority interests”, by geographic region. Applicable only for 2004 and 2003, earnings after taxes and before minority interests excludes amortization of goodwill. Consistent with our general practice, gross premiums written, combined ratio, loss ratio, expense ratio as well as earnings after taxes and before minority interests by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Gross premiums written € mn			Combined ratio %
Years ended December 31,	2005	2004	2003	2005		2004		2003
Germany	12,424	12,797	12,646	89.5		93.6		97.4
France	5,104	5,282	5,367	99.0		98.4		104.2
Italy	5,369	5,271	5,117	90.5		90.5		93.8
United Kingdom	2,466	2,632	2,538	94.0		93.4		96.1
Switzerland	2,012	1,816	1,742	96.4		92.6		96.3
Spain	1,873	1,763	1,681	90.8		90.9		95.5

Other Europe, thereof	5,125	5,154	5,262	87.4		91.9		96.5
Netherlands(1)	930	981	1,093	89.9		97.4		99.6
Austria	935	926	906	94.9		96.4		98.6
Ireland	742	792	856	77.1		77.2		85.6
Belgium	352	351	374	102.8		103.7		105.1
Portugal	304	315	305	91.5		94.0		100.6
Luxembourg(2)	3	108	142	125.9		79.1		135.6
Greece	71	73	75	80.8		116.4		106.3

Western and Southern Europe	3,337	3,546	3,751	89.6		84.4		98.1

Hungary	599	533	546	94.9		96.2		92.0
Slovakia	301	326	324	51.6		94.9		97.7
Czech Republic	248	234	227	84.1		82.1		88.1
Poland	246	196	158	91.4		95.3		100.1
Romania	220	169	131	90.2		88.9		76.3
Bulgaria	89	78	64	52.6		32.3		46.3
Croatia	60	48	40	93.8		91.0		99.5
Russia	25	24	21	23.4		42.5		20.1

Central and Eastern Europe	1,788	1,608	1,511	82.5		91.2		91.4

NAFTA, thereof	5,157	5,351	5,380	94.7		92.7		98.2
United States	4,982	4,627	4,597	94.5		96.0		99.2
Canada	—	464	568	—		87.0		100.0
Mexico	175	260	215	104.6		32.1		51.7

Asia-Pacific, thereof	1,749	1,672	1,654	92.1		96.5		95.5
Australia	1,469	1,324	1,253	91.9		97.1		95.6
Other	280	348	401	93.5		92.6		94.7

South America	716	599	614	96.8		98.0		103.9

Other	61	63	61	—	(3)	—	(3)	—	(3)

Specialty Lines
Credit Insurance	1,701	1,630	1,564	66.5		69.0		82.0
Allianz Global Risks Re	1,310	1,345	1,346	99.9		97.7		98.8
Allianz Marine & Aviation	1,134	949	1,073	148.5		93.6		87.3
Travel Insurance and Assistance Services	992	900	818	91.5		91.6		91.9

Subtotal	47,193	47,224	46,863	92.3		92.9		97.0

Consolidation adjustments(4)	(3,132)	(3,444)	(3,443)	—		—		—

Subtotal	44,061	43,780	43,420	92.3		92.9		97.0

Amortization of goodwill(5)	—	—	—	—		—		—
Minority interests	—	—	—	—		—		—

Total	44,061	43,780	43,420	92.3		92.9		97.0

(1)	Earnings after taxes and before goodwill amortization in the Netherlands includes the results of operations of the holding and financing entities that are domiciled in this country, which amounted to €323 mn in 2005 (2004: €272 mn; 2003: €489 mn).
(2)	The decline in 2005 is due to the merger of International Reinsurance Company S.A. into Allianz AG.
(3)	Presentation not meaningful.
(4)	Represents adjustment of transactions between Allianz Group companies in different geographic regions. Additionally, we have excluded a number of significant non-operating intra-Allianz Group transactions from various country and specialty lines above and instead have reflected such transactions in the consolidation line, as well as the impacts of the September 30, 2002 reinsurance agreement between Fireman’s Fund in the United States and Allianz AG in Germany, providing cover for asbestos and environmental exposures, for the year ended December 31, 2005.
(5)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.

	Loss Ratio %						Expense Ratio %						Earnings after taxes and before minority interests € mn
Years ended December 31,	2005		2004		2003		2005		2004		2003		2005	2004	2003
Germany	64.2		68.5		71.7		25.3		25.1		25.7		1,398	1,850	4,612
France	74.0		73.5		79.8		25.0		24.9		24.4		975	1,540	358
Italy	68.0		68.1		70.9		22.5		22.4		22.9		892	703	513
United Kingdom	64.1		63.6		67.1		29.9		29.8		29.0		283	228	198
Switzerland	74.9		72.9		71.0		21.5		19.7		25.3		153	156	97
Spain	71.4		72.2		75.9		19.4		18.7		19.6		170	180	101

Other Europe, thereof	61.7		67.1		72.6		25.7		24.8		23.9		1,138	921	632
Netherlands(1)	60.5		68.4		74.7		29.4		29.0		24.9		441	382	479
Austria	72.4		72.2		75.4		22.5		24.2		23.2		157	109	48
Ireland	54.9		55.9		64.9		22.2		21.3		20.7		175	185	105
Belgium	66.1		68.9		68.0		36.7		34.8		37.1		115	80	44
Portugal	66.9		70.2		76.3		24.6		23.8		24.3		28	16	8
Luxembourg(2)	1.3		76.6		133.7		124.6		2.5		1.9		24	43	(146)
Greece	49.7		87.9		69.0		31.1		28.5		37.3		4	(15)	(2)

Western and Southern Europe	63.4		59.3		74.3		26.2		25.1		23.8		944	800	536

Hungary	69.9		71.2		67.1		25.0		25.0		24.9		59	46	53
Slovakia	25.1		72.6		76.8		26.5		22.3		20.9		64	10	5
Czech Republic	63.6		63.3		69.2		20.5		18.8		18.9		20	20	5
Poland	60.0		61.2		59.5		31.4		34.1		40.6		19	12	7
Romania	75.7		71.1		61.6		14.5		17.8		14.7		9	10	14
Bulgaria	27.0		12.4		31.2		25.6		19.9		15.1		19	19	10
Croatia	63.0		58.7		61.9		30.8		32.3		37.6		3	3	0
Russia	5.8		14.0		(0.2)		17.6		28.5		20.3		1	1	2

Central and Eastern Europe	57.9		67.3		67.5		24.6		23.9		23.9		194	121	96

NAFTA, thereof	68.3		64.7		70.0		26.4		28.0		28.2		826	538	(57)
United States	68.0		67.0		70.2		26.5		29.0		29.0		813	486	(82)
Canada	—		62.6		76.7		—		24.4		23.3		—	41	14
Mexico	81.2		19.3		33.4		23.4		12.8		18.3		13	11	11

Asia-Pacific, thereof	68.0		72.8		71.7		24.1		23.7		23.8		173	139	109
Australia	69.1		75.1		73.9		22.8		22.0		21.7		167	98	91
Other	57.2		57.1		58.5		36.3		35.5		36.2		6	41	18

South America	64.5		64.7		71.3		32.3		33.3		32.6		57	50	13

Other	—	(3)	—	(3)	—	(3)	—	(3)	—	(3)	—	(3)	6	7	9

Specialty Lines
Credit Insurance	41.2		40.8		49.3		25.3		28.2		32.7		290	214	125
Allianz Global Risks Re	71.3		68.9		70.9		28.6		28.8		27.9		38	52	73
Allianz Marine & Aviation	123.5		64.4		65.5		25.0		29.2		21.8		(186)	88	68
Travel Insurance and Assistance Services	60.3		59.8		60.6		31.2		31.8		31.3		51	23	20

Subtotal	67.1		67.7		71.5		25.2		25.2		25.5		6,264	6,689	6,871

Consolidation adjustments(4)	—		—		—		—		—		—		(1,718)	(1,691)	(826)

Subtotal	67.1		67.7		71.5		25.2		25.2		25.5		4,546	4,998	6,045

Amortization of goodwill(5)	—		—		—		—		—		—		—	(381)	(383)
Minority interests	—		—		—		—		—		—		(997)	(1,151)	(451)

Total	67.1		67.7		71.5		25.2		25.2		25.5		3,549	3,466	5,211

Our Largest Markets & Companies(1)

•	We are one of the leading property-casualty insurers in the world covering all major global insurance markets. While we have our strongest positions in our home market of Europe, we strive for leading market positions in all markets or market segments in which we are active.

•	Our successful strategy to capitalize on growth opportunities where risk-adequate premiums could be achieved has resulted in a significant improvement of operational profitability over the last three years.

Germany

Within our most important market, we market our “Allianz” brand through various operating entities combined under SGD. SGD is the market leader in Germany based on gross written premiums in 2005(2), accounting for €10.0 billion, or 21%, of our gross premiums written. SGD offers a wide variety of insurance products, of which our main lines of business include motor—liability and own damage—general liability, homeowner and accident. SGD distributes our products mainly through a network of full-time tied agents. However, distribution through Dresdner Bank branches and the Internet is increasing in relative importance. With Germany being a rather mature market with a high degree of competition, one of the key challenges is successfully managing the trade-off between achieving growth while maintaining profitability. Please refer to “Reorganization of German Insurance Operations” for a description of initiatives we have undertaken to further strengthen our position in the German market going forward.

France

In France, we are represented through our “AGF” brand. AGF comprised 11% of our gross premiums written in 2005, with a volume of €5.1 billion. AGF offers a broad range of products for both individuals and corporate customers including property, injury and liability insurance. AGF distributes primarily through a network of general agents, brokers and other direct sales channels. AGF is ranked third in France, based on gross premiums written in 2004(3). Operating in a market which has seen only limited growth in recent years, AGF has focused intensively on maintaining operating profitability while simultaneously implementing selective growth initiatives.

Italy

We operate in the Italian market through our “RAS” and “Lloyd Adriatico” brands. The Italian non-motor market, which has a lower penetration rate for insurance products in comparison to other European markets, provides us with great growth potential. With a combined €5.4 billion gross premiums written, RAS and Lloyd Adriatico contributed more than 11% to our gross premiums written. RAS operates in most major personal and commercial property and casualty lines in Italy, while Lloyd Adriatico underwrites mainly personal lines. RAS’s most important business line is motor, which contributes heavily to its results of operations. Other important business lines include fire, general liability and personal accident. Among other channels, distribution through direct telephone and the Internet exhibit signs of healthy growth and profitability. On a combined basis, RAS and Lloyd Adriatico continued to rank third in Italy based on gross written premiums in 2004(4). Although operating in a highly competitive market, our Italian operating entities have recorded strong operating profits and combined ratios below the average of our property-casualty segment.

United Kingdom

We serve the U.K. market primarily through our subsidiary Allianz Cornhill which generated gross premiums written of €2.5 billion, or 5%, of our gross written premiums. Allianz Cornhill offers a broad range of property-casualty products, including a number of specialty products, which we offer through our personal, commercial and specialty lines. Allianz Cornhill distributes our products through a range of distribution channels, including affinity groups. Operating in a highly competitive market,

(1)	See “Information on the Company – International Presence” for the Allianz Group’s ownership percentages in these consolidated operating entities.
(2)	Source: German Insurance Association, GDV.
(3)	Source: French Insurers Association, FFSA.
(4)	Source: Italian Insurers Association, ANIA.

Allianz Cornhill has concentrated on active cycle management as a measure to maintain its operating profitability, even if, at times, it requires forgoing business volume. Allianz Cornhill ranks seventh in the United Kingdom based on gross premiums written in 2003(1).

Switzerland

In the Swiss market we are represented by Allianz Suisse and ART. Jointly, these two operating entities generated premiums of €2.0 billion in 2005. While Allianz Suisse operates in the general property-casualty market, ART offers conventional reinsurance as well as a variety of alternative risk transfer products. The most important line of business for Allianz Suisse is motor, comprising approximately 40% of its gross premiums written. Allianz Suisse ranks fourth in Switzerland based on gross premiums written in 2004(2). Though operating in a very competitive market, Allianz Suisse has recently been able to increase gross premiums written in motor primarily through a rise in the number of contracts sold and, to a lesser degree, higher pricing.

Spain

We serve the Spanish market through our operating entities Allianz Compania de Seguros and Fénix Directo, which are united under the name “Allianz Spain”, with gross premiums written of €1.9 billion. Allianz Spain offers a wide variety of traditional personal and commercial property-casualty insurance products, with an emphasis on automobile insurance, comprising approximately two thirds of our gross premiums written in Spain. In 2005, Allianz Spain continued to hold its second rank in the market, based on gross premiums written in 2004(3). The market conditions have been characterized, however, by intense price competition in motor insurance business, including decreasing average premiums.

Central and Eastern Europe

We have very strong positions in key property-casualty markets in Central and Eastern Europe, one of the fastest growing insurance markets in the world. Based on gross premiums written in 2004, we are one of the five leading insurers in the following markets: Hungary, Czech Republic, Slovakia, Poland, Bulgaria, Romania and Croatia(4). We also market property-casualty insurance in Russia. In the Central and Eastern European region, we recorded premiums of €1.8 billion, a growth rate of 11.2% over 2004. Motor insurance business and increasingly other personal lines products continue to be the main drivers for profitable growth.

United States

Our operations in the United States are organized under the umbrella of Allianz of America, Inc. (or “Allianz of America”), which contributed approximately 11%, or €5.0 billion, of our gross premiums written. Allianz of America comprises a group of operating entities underwriting a wide, but focused, variety of lines of business. Through Fireman’s Fund, we underwrite personal, commercial and specialty lines. Fireman’s Fund has increasingly implemented a focused business strategy, targeting a segment of the market that addresses the needs of high net worth customers. Through Allianz Global Risks US Insurance Company, we operate in the international industrial insurance market.

Asia-Pacific

In Asia-Pacific, the large majority of our operations are conducted through Allianz Australia, which contributed €1.5 billion, or 3%, of our gross premiums written. Allianz Australia serves the markets of Australia, New Zealand and Papua New Guinea and its insurance operations include a variety of products and services. Allianz Australia has strong positions in the workers compensation market and in rehabilitation and occupational health, safety and environment services, as well as operates in certain niche markets, including premium financing and pleasure craft insurance. Allianz Australia markets our products through brokers, the major distribution channel for commercial business in Australia, as well as non-tied agents, including automobile dealers, accountants, banks and directly to customers. Allianz Australia is driving further its successful market segmentation technique, which includes diversifying its portfolio outside of the traditionally cyclical areas. We also maintain operations in Malaysia, Indonesia, as well as other Asia-Pacific countries, including China, Thailand and India.

(1)	Source: Financial Services Authority, FSA.
(2)	Source: Statistics of the Swiss Federal Bureau of Private Insurers.

(3)	Source: Research and Statistics Bureau of Spanish insurers and Pension Funds, ICEA.
(4)	Source: Local supervisory authorities/insurance associations.

Specialty lines

We offer a variety of specialty lines of business, namely credit/trade insurance, marine, aviation and industrial transport insurance, international industrial risks reinsurance, as well as travel insurance and assistance service. In contrast to our other insurance businesses, we offer these services on a worldwide basis. Through Euler Hermes, the largest credit insurer in the world based upon gross premiums written in 2004(1), we underwrite credit insurance in major markets around the world. In 2005, Euler Hermes contributed €1.7 billion to our gross premiums written. Allianz Global Risks Re acts as our industrial reinsurance clearing house, assuming industrial insurance from Allianz Group operating entities and centralizing the placement of outgoing reinsurance with third-party carriers in the reinsurance market. Allianz Global Risks Re achieved gross premiums written of €1.3 billion in 2005. Our marine, aviation and industrial transport business in Germany, France and the United Kingdom is bundled under our Allianz Marine & Aviation operating entity, which recorded gross premiums written of €1.1 billion in 2005. Through Mondial Assistance Group, we are among the world’s largest providers of travel insurance and assistance services based on gross premiums written in 2005 of €1.0 billion.

(1)	Source: Own estimate based on published annual reports.

Life/Health Insurance Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Strong profitable growth.

•	Overall, 6.5% increase in statutory premiums, driven by our key European markets of Germany, France and Italy.

•	Operating profit grew even stronger by 13.0%, reaching €1.6 billion, and exceeding our target of €1.5 billion, reflecting stronger product margins.

•	Net income reached €1.3 billion, a 55.6% increase over 2004, as a result primarily of strong operating profitability, increased net capital gains and the elimination of goodwill amortization.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

We achieved strong growth in both our operating profit and net income.

•	Statutory premiums increased by 6.8% to €45.2 billion, reflecting growth in new business, in particular in the United States and in Germany. Excluding the effects from foreign currency translation as well as changes in scope of consolidation, statutory premiums increased by 10.0%.

•	Operating profit increased significantly by 12.1% to €1.4 billion, primarily reflecting an increase in business volume, pricing of new business and further efficiency gains.

•	Non-operating results were up significantly by €307 million to €286 million, largely due to reduced amortization of goodwill, which was still applicable under IFRS, and higher intra-group dividends and profit transfers. In 2003, amortization of goodwill included an impairment charge on goodwill of €224 million attributable to our South Korean life subsidiary.

•	Net income rose significantly by €648 million to €867 million in 2004.

Earnings Summary

Statutory Premiums by Regions(1)

in € bn

(1)	After elimination of transactions between Allianz Croup companies in different geographic regions and different segments.
(2)	Comprises the following major European markets by relative percentage share: Italy: 51.2%, France: 25.3%, Switzerland: 6.8%, Spain: 3.5%; other European markets: 13.2%.
(3)	Comprises the following major European markets by relative percentage share: Italy: 49.2%, France: 27.3%, Switzerland: 6.1%, Spain: 3.9%; other European markets: 13.5%.

Statutory Premiums – Growth Rates(1)

(1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.
(2)	Comprise “Other Europe”.

Statutory premiums

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Our statutory premiums rose by 6.5% to €48.1 billion, with particularly strong growth in our key European markets resulting from our solid market positions, our ability to reach our customers through a variety of distribution channels and increasing demand for retirement products. Based on internal growth, our statutory premiums increased by 6.0%. The strongest growth rates were achieved within Germany Life at 11.8% (€1,293 million), France at 12.0% (€567 million), Italy at 6.6% (€575 million) and the Asia-Pacific region at 29.7% (€758 million). In Switzerland, statutory premiums remained relatively unchanged at €1,058 million. Likewise, in the United States, statutory premiums remained strong at €11,115 million. Conversely, in Spain, statutory premiums at Allianz Seguros declined by 19.1% to €547 million primarily due to a large pension contract we acquired in 1Q 2004.

Through Allianz Leben, Germany Life’s 11.8% growth reflected the success it had achieved in the context of last year’s German “Retirement Revenue Act” (“Alterseinkünftegesetz”), resulting in a considerable increase in recurring premiums which began in 4Q 2004 and continued over the course of 2005. Additionally, and equally as important, growth from single premium products, namely our corporate pension solutions business and short-term renewals, were contributing factors to the underlying growth at Allianz Leben.

In France, at AGF Vie, the increase was driven by strong sales of unit-linked products through our well-performing partnership and broker as well as our agent channels. Additionally, the acquisition of AVIP and Martin Maurel Vie on December 31, 2004 from Dresdner Bank was a contributing factor to France’s growth in 2005.

Our Italian operating entities, RAS and Lloyd Adriatico, experienced considerable growth of 6.6% from the sale of unit-linked and index-linked products through all distribution channels, particularly through representative agencies and financial planners. In addition, statutory premiums from the RAS’s bancassurance channel grew, reflecting increased sales at CreditRas Vita. Within Italy, 69% of our total statutory premiums were comprised of investment oriented products in 2005 (2004: 65%).

Our Asian-Pacific markets excelled by 29.7% to €3,309 million, mainly in South Korea and Taiwan, thus highlighting the strategic importance of this region. The growth at Allianz Life Insurance Korea Co. Ltd., Seoul (or “Allianz Life Korea”) was the result of strong sales of variable life products, a product line which had been launched in 2004.

In the United States of America, at Allianz Life of North America (or “Allianz Life”) we experienced a 4.6% increase in statutory premiums related to core business lines, led by strong fixed annuity sales. The overall 1.1% decline in statutory premiums, however, was due to a novation (sale) of a non-core block of reinsurance business in 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Despite a negative exchange rate effect, our statutory premiums increased by €2,858 million from €42,319 million to €45,177 million. Excluding the effects from foreign currency translation as well as changes in scope of consolidation, statutory premiums increased by 10.0%. However, growth varied noticeably across different markets.

The strongest growth rates were achieved with the United States at 31.1% (€2,668 million), France at 6.3% (€281 million) and Germany Life at 4.7% (€492 million). In the United States, statutory premiums increased significantly, and excluding the negative effect of exchange rate movements of €1,071 million, statutory premiums in the United States grew by 43.6%. This increase was primarily due to higher sales of both fixed and variable annuity products, driven in particular by an expanding distribution network, the launch of new and innovative products and a relatively stable capital markets environment.

In France, the increase in statutory premiums was due primarily to sales momentum brought about by new products in individual life insurance through our re-organized distribution networks.

At Germany Life, the increase was mainly attributable to strong new business growth in the second half of 2004, due primarily to the enactment of the German Retirement Income Revenue Act. As a result, Allianz Leben sold a record high of approximately 1.3 million insurance policies in 2004, representing an increase of 38.6 % as compared to the number of policies sold in 2003.

This growth in statutory premiums was offset primarily by declines in Italy of 5.0% (€459 million), Switzerland of 11.9% (€143 million) and South Korea of 14.9% (€239 million). In Italy, the decrease in statutory premiums was primarily attributable to a reduction in sales of life insurance products through our bancassurance channel, reflecting mainly decreased sales at CreditRas Vita. This decrease was offset in part by growth in new business in our life insurance products through our representative agencies and financial planners.

In Switzerland, the decline in statutory premiums was attributable primarily to a reduction in group life insurance business resulting from the spin-off of our “Pensionskasse”, as well as a more stringent underwriting practice. Furthermore, there was a reduction in our individual life insurance business, which was in line with the general market trend, mainly attributable to the reductions in interest rates.

In the Asia-Pacific region, our South Korean operations saw statutory premiums decline, where in 2004 we continued our efforts to reorganize our insurance portfolio and focus on more profitable products with a longer maturity. This decline was offset in part by a growth in new business in Taiwan over the course of 2004.

Operating Profit

in € mn

Operating Profit

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Our operating profit increased significantly by 13.0% to €1,603 million, surpassing our target of €1.5 billion for 2005. The strongest improvements occurred at our German and Italian operations, specifically Allianz Leben (€75 million), Allianz Private Krankenversicherung (€33 million) and RAS (€39 million). Improved margins on new business brought about by enhanced risk management providing a better basis for pricing and the increased business volume from the strong growth rates in recent years, were important factors in this development.

Current income from investments developed favorably with an increase of 4.3% to €11,826 million, despite lower interest rates in the Euro zone. Main contributors were Allianz Life (€334 million) and Allianz Leben (€84 million), driven predominantly by an increased investment base resulting primarily from significant inflows of funds from new business underwritten. Higher dividend yields on equity investments also had a beneficial impact. Investment management and interest expenses remained relatively unchanged at €478 million.

Insurance benefits (net) increased by 4.9% to €25,023 million. This increase was largely attributable to additional aggregate policy reserves mirroring the development in net premiums earned and an overall increase in expenses for premium refunds, attributable to policyholders, due to improved results of operations at Allianz Leben. This effect overcompensated for a slight reduction in the policyholder participation rate, which itself had a positive effect on operating profit.

Net acquisition costs and administrative expenses decreased by 2.9% to €3,921 million, despite a €95 million increase at Allianz Life resulting from increased wages and fees. Major drivers of this decline included reduced acquisition costs compared to the 2004 level which was impacted by the German Retirement Revenue Act in 4Q 2004 and the regular unlocking of assumptions within our deferred policy acquisition cost assets in 2005. As a result of the strong growth of our statutory premiums and the decline in net acquisition costs and administrative expenses, our statutory expense ratio(1) declined by 1.0 percentage point to 8.1%.

Net trading income, which is almost exclusively attributable to policyholders, decreased significantly to a loss of €326 million, primarily from changes in fair values from freestanding derivatives at Allianz Leben, as well as embedded and freestanding derivatives at Allianz Life in connection with equity-indexed annuities it sold.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating profit increased significantly by 12.1% to €1,418 million. This was due primarily to lower net other operating income/(expenses), reduced net insurance benefits and increased net current income from investments, offset in part by increased net acquisition costs and a decline in our net trading income. Important drivers for these beneficial developments were an increase in business volume, more favorable pricing of new business and further efficiency gains.

Administrative expenses decreased by €37 million to €1,270 million, primarily as a result of efficiency gains.

Net acquisition costs increased by €750 million, or 39.8%, to €2,635 million, primarily reflecting the strong growth in our statutory premiums. In addition, in 2003, net acquisition costs included a significant benefit from a change in calculation assumptions related to deferred policy acquisition costs. Accordingly, our statutory expense ratio1) increased to 9.1% in 2004 from 7.9% in 2003.

Net Income

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Driven by strong operating profitability and increased net capital gains net income grew significantly by 55.6% to €1,349 million.

Net capital gains and impairments on investments attributable to shareholders increased to €608 million. This was primarily the result of favorable capital markets conditions, which we sought to leverage to yield increased realizations, with our sale of Gecina S.A. (France) in 1Q 2005 as the most significant. At the same time, net impairments remained low at €63 million.

Net income was also positively affected by the elimination of the amortization of goodwill resulting from a change in accounting under IFRS (2004: €159 million). Restructuring charges of €19 million resulted from an early retirement program at AGF Vie in France.

Our tax expenses remained stable at €463 million. However, our effective tax rate declined considerably to 20.1% from 27.3%, largely due to tax-exempt income at various operating entities, including tax-exempt income from securities at Allianz Leben, a beneficial tax settlement at Allianz Life, the discontinuation of non-tax deductible goodwill amortization, as well as through the write-down of deferred tax assets at Allianz Life Korea in 2004.

Minority interests in earnings increased to €462 million, primarily due to improved earnings at our Italian and French Life entities.

(1)	Represents ratio of net acquisition costs and administrative expenses, excluding expenses for service agreements, to net statutory premiums.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net capital gains and impairments on investments increased slightly by 2.9 % to €282 million in 2004.

Intra-group dividends and profit transfer increased by €60 million to €163 million in 2004. The intra-group dividends and profit transfer were eliminated at the Allianz Group level.

Amortization of goodwill, which was still applicable under IFRS for the year ended December 31, 2004, decreased by €239 million to €159 million in 2004 as compared to €398 million in 2003, which reflected an impairment on goodwill of €224 million attributable to South Korea.

Tax expenses decreased significantly to €469 million from €639 million in 2003, which reflected a charge of €409 million relating primarily to a change in tax law in Germany.

Minority interests in earnings remained relatively unchanged at €368 million.

Overall, net income increased significantly by €648 million to €867 million.

The following table sets forth our Life/Health insurance segment’s income statement and key operating ratio for the years ended December 2005, 2004 and 2003.

Years ended December 31,	2005	2004	2003
	€ mn	€ mn	€ mn
Statutory premiums(1)	48,129	45,177	42,319
Gross premiums written	20,950	20,716	20,689
Premiums earned (net)(2)	19,730	18,596	18,701
Current income from investments	11,826	11,335	11,260
Investment management and interest expenses	(478)	(483)	(516)
Insurance benefits (net)(3)	(25,023)	(23,845)	(24,189)
Net acquisition costs and administrative expenses(4)	(3,921)	(4,039)	(3,416)
Net trading income/(expenses)	(326)	117	218
Other operating income/(expenses)(net)	(205)	(263)	(793)

Operating profit	1,603	1,418	1,265

Net capital gains and impairments on investments(5)	608	282	274 (6)
Intra-group dividends and profit transfer	82	163	103
Amortization of goodwill(7)	—	(159)	(398)
Restructuring charges	(19)	—	—

Earnings from ordinary activities before taxes	2,274	1,704	1,244

Taxes	(463)	(469)	(639)
Minority interests in earnings	(462)	(368)	(386)

Net income	1,349	867	219

Statutory expense ratio(8) in %	8.1	9.1	7.9

(1)	Under the Allianz Group’s accounting policies for life insurance contracts, for which we have adopted U.S. GAAP accounting standards, gross premiums written include only the cost- and risk-related components of premiums generated from unit-linked and other investment-oriented products, but do not include the full amount of statutory premiums written on these products. Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
(2)	Net of earned premiums ceded to reinsurers of €1,125 mn (2004: €2,048 mn; 2003: €1,953 mn).
(3)	Net insurance benefits were adjusted for income of €2,541 mn (2004: €1,548 mn; 2003: €1,015 mn), related to policyholders’ participation of net capital gains and impairments on investments that were excluded from the determination of operating profit.
(4)	Comprises net acquisition costs of €2,358 mn (2004: €2,635 mn; 2003: €1,885 mn), administrative expenses of €1,426 mn (2004: €1,270 mn; 2003: €1,307 mn) and expenses for service agreements of €137 mn (2004: €134 mn; 2003: €224 mn). Net acquisition costs and administrative expenses do not include expenses for the management of investments and, accordingly, do not reconcile to the acquisition costs and administrative expenses as presented in the consolidated financial statements.
(5)	Comprises net realized gains on investments of €671 mn (2004: €331 mn; 2003: €602 mn) and net impairments on investments of €63 mn (2004: €49 mn; 2003: €328 mn). These amounts are net of policyholders’ participation.
(6)	Includes realized gains of €743 mn from sales of Crédit Lyonnais shares in 2003.
(7)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
(8)	Represents ratio of net acquisition costs and administrative expenses, excluding expenses for service agreements, to net statutory premiums (2005: €46,895 mn; 2004: €43,031 mn; 2003: €40,276 mn).

Life/Health Operations by Geographic Region

The following table sets forth our life/health statutory premiums, gross premiums written, statutory expense ratio, as well as earnings after taxes and before minority interests in earnings, which we refer to herein as “earnings after taxes and before minority interests”, by geographic region. Applicable only for 2004 and 2003, earnings after taxes and before minority interests excludes amortization of goodwill. Consistent with our general practice, statutory premiums, gross premiums written, statutory expense ratio as well as earnings after taxes and before minority interests by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Statutory premiums(1)			Gross premiums written
	€ mn			€ mn
Years ended December 31,	2005	2004	2003	2005	2004	2003
Germany Life	12,231	10,938	10,446	10,825	10,182	9,924
Germany Health(2)	3,042	3,020	2,960	3,042	3,020	2,960
France(3)	5,286	4,719	4,438	1,583	1,629	1,572
Italy	9,313	8,738	9,197	1,167	1,142	1,239
Switzerland	1,058	1,054	1,197	475	516	557
Spain	547	676	611	361	588	540

Other Europe, thereof	2,026	2,140	2,133	1,324	1,453	1,355
Netherlands	356	371	396	140	156	137
Austria	343	335	316	298	311	305
Belgium	601	532	453	328	345	324
Portugal	83	85	90	63	61	59
Luxembourg	72	146	166	42	36	40
Greece	91	82	82	79	82	70
United Kingdom	—	198	297	—	149	143

Western and Southern Europe	1,546	1,749	1,800	950	1,140	1,078

Hungary	89	77	66	74	62	53
Slovakia	149	134	126	132	125	121
Czech Republic	64	53	45	52	44	43
Poland	99	75	66	54	38	30
Romania	18	11	3	8	3	3
Bulgaria	19	14	8	19	14	8
Croatia	41	25	19	34	25	19
Cyprus	1	2	—	1	2	—

Central and Eastern Europe	480	391	333	374	313	277

United States	11,115	11,234	8,566	746	889	1,078

Asia-Pacific, thereof	3,309	2,551	2,603	1,343	1,228	1,372
South Korea	1,752	1,370	1,609	993	980	1,135
Taiwan	1,347	988	827	216	126	122
Malaysia	106	111	72	80	66	51
Indonesia	69	59	74	39	34	43
Other	35	23	21	15	22	21

South America	141	64	129	42	33	58

Other	83	67	61	63	61	57

Subtotal	48,151	45,201	42,341	20,971	20,741	20,712

Consolidation adjustments(5)	(22)	(24)	(22)	(21)	(25)	(23)

Subtotal	48,129	45,177	42,319	20,950	20,716	20,689

Amortization of goodwill(6)	—	—	—	—	—	—
Minority interests	—	—	—	—	—	—

Total	48,129	45,177	42,319	20,950	20,716	20,689

(1)	Under the Allianz Group’s accounting policies for life insurance contracts, for which we have adopted U.S. GAAP accounting standards, gross written premiums include only the cost- and risk-related components of premiums generated from unit-linked and other investment-oriented products, but do not include the full amount of statutory premiums written on these products. Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
(2)	Loss ratios were 69.7%, 68.9% and 68.7% for the years ended December 31, 2005, 2004 and 2003, respectively.
(3)	On December 31, 2004, AVIP and Martin Maurel Vie were consolidated within the Life/Health insurance operations of France.
(4)	Presentation not meaningful.
(5)	Represents elimination of transactions between Allianz Group companies in different geographic regions.
(6)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.

	Statutory expense ratio						Earnings after taxes and before minority interests
	%						€ mn
Years ended December 31,	2005		2004		2003		2005	2004	2003
Germany Life	7.0		10.4		6.8		329	223	84
Germany Health(2)	8.8		9.3		10.4		96	80	26
France(3)	15.4		17.3		16.5		384	265	336
Italy	5.1		4.4		3.5		400	298	230
Switzerland	8.5		9.8		8.6		44	30	21
Spain	7.2		5.8		6.3		48	45	33

Other Europe, thereof	17.1		19.2		19.6		160	174	95
Netherlands	16.4		19.7		23.3		52	26	17
Austria	11.3		15.0		12.5		11	15	8
Belgium	11.8		14.0		15.0		62	95	(18)
Portugal	18.8		17.6		20.5		9	9	8
Luxembourg	29.2		15.1		14.0		7	8	(8)
Greece	23.5		19.8		28.2		4	(2)	1
United Kingdom	—		35.8		26.6		(10)	3	67

Western and Southern Europe	14.6		17.7		18.6		135	154	75

Hungary	25.4		23.9		22.9		8	5	5
Slovakia	23.5		26.3		22.5		6	3	6
Czech Republic	21.2		24.2		23.4		4	3	2
Poland	34.0		29.0		25.6		3	2	1
Romania	25.7		11.2		135.0		—	—	—
Bulgaria	9.1		(1.3)		28.9		2	3	1
Croatia	21.6		30.4		28.2		2	4	5
Cyprus	46.1		15.7		—		—	—	—

Central and Eastern Europe	25.1		25.2		24.6		25	20	20

United States	5.4		5.2		4.6		295	274	152

Asia-Pacific, thereof	10.5		13.2		10.8		55	7	34
South Korea	14.5		18.7		13.1		53	—	(34)
Taiwan	3.8		4.3		2.9		8	6	72
Malaysia	12.5		5.0		19.7		1	7	5
Indonesia	22.1		34.8		35.2		—	(2)	(5)
Other	34.2		36.1		33.9		(7)	(4)	(4)

South America	17.4		23.2		24.3		1	2	4

Other	—	(4)	—	(4)	—	(4)	2	3	(2)

Subtotal	8.1		9.1		7.9		1,814	1,401	1,013

Consolidation adjustments(5)	—		—		—		(3)	(7)	(10)

Subtotal	8.1		9.1		7.9		1,811	1,394	1,003

Amortization of goodwill(6)	—		—		—		—	(159)	(398)
Minority interests	—		—		—		(462)	(368)	(386)

Total	8.1		9.1		7.9		1,349	867	219

Our Largest Markets & Companies(1)

•	Similar to our property-casualty operations, we are one of the leading life/health insurers in the world covering all major global insurance markets. We strive for leading market positions in the markets in which we are active.

•	The globally increasing demand for wealth accumulation and pension services and products leads us to expect that the life/health market will enjoy dynamic growth in the coming years, and we believe our market positions will allow us to capitalize on this emerging trend.

Germany Life

In Germany, Allianz Leben is the market leader for life insurance based on statutory premiums in 2005(2). Besides Allianz Leben, we operate through a variety of smaller operating entities in the German market. Together, our German life operating entities contributed €12.2 billion, or 25%, of our statutory premiums. We are active both in the private and commercial markets and offer a comprehensive range of life insurance and life insurance-related products on both an individual and group basis. The main classes of coverage offered include endowment, annuity and term insurance, which are provided as riders to other policies and on a stand-alone basis. Our private lines have enjoyed favorable development, especially though retirement savings products, also driven by recent changes in legislation. In particular, the German “Retirement Revenue Act” (“Alterseinkünftegesetz”) led to a strong increase of recurring premiums in 2005. In our commercial lines, we are offering group life insurance and are providing companies with services and solutions in connection with pension schemes and defined contribution plans.

Germany Health

Through Allianz Private Krankenversicherungs-AG (or “Allianz Private Health”), we are the third-largest private health insurer in Germany based on statutory premiums in 2004(2) with more than 2 million customers. In 2005, Allianz Private Health contributed €3.0 billion, or 6%, of our statutory premiums. Allianz Private Health provides a wide range of health insurance products, including full private healthcare coverage for the self-employed, supplementary insurance for individuals insured under statutory health insurance plans, supplementary care insurance as well as foreign travel medical insurance.

France

In France, we operate through the companies of AGF. AGF is the eighth-largest life insurance provider in France based on statutory premiums in 2004(3) and experienced significant growth of 12% in 2005, also driven by the acquisition of AVIP and Martin Maurel Vie in 4Q 2004. AGF contributed €5.3 billion, or 11%, to our statutory premiums in 2005. AGF provides a broad line of life insurance and other financial products, including short-term investment and savings products. An important portion of AGF’s life statutory premiums is generated through the sale of unit-linked policies. Life statutory premiums growth was strong in January 2006 and we expect this positive trend to continue in 2006.

Italy

Through RAS and Lloyd Adriatico, we maintain a strong position in Italy, where the life market is increasingly focusing on investment-related products. RAS and Lloyd Adriatico contributed 15% and 4% of our statutory premiums in 2005, respectively. Together, these two operating entities generated a statutory premium volume of €9.3 billion in 2005. Products offered through these operating entities include individual life policies, primarily endowment policies, but also annuities and unit-linked products. Consistent with general trends in the Italian market, our business includes an increasing amount of unit-linked policies, where policyholders participate directly in the performance of policy-related investments. At December 31, 2005, two-thirds of our combined statutory premiums at RAS and Lloyd Adriatico comprise unit-linked products. Jointly, and on the basis of statutory premiums, RAS and Lloyd Adriatico ranked second in Italy(4) in 2004. A large percentage of our contracts is marketed through our bancassurance channel.

(1)	See “Information on the Company – International Presence” for the Allianz Group’s ownership percentages in these consolidated operating entities.
(2)	Source: German Insurance Association, GDV.
(3)	Source: French Insurers Association, FFSA.
(4)	Source: Italian Insurers Association, ANIA.

Switzerland

We conduct our life/health operations in Switzerland primarily through the Allianz Suisse Lebensversicherungs-Gesellschaft and Phénix Vie. Together, these operating entities contributed €1.1 billion, or 2%, to our statutory premiums in 2005 and, in aggregate, represent the sixth largest life insurance provider in Switzerland based on statutory premiums in 2004(1). Through these operating entities, we market a wide range of individual and group life insurance products, including retirement, death and disability products. Despite a challenging political and regulatory environment, coupled with low interest rates, our Swiss operations have experienced a positive trend in their results of operation through cost and pricing discipline.

United States

In the United States, we are represented by Allianz Life, which contributed €11.1 billion, or 23%, to our total statutory premiums in 2005 and is the market leader in equity-indexed annuities, with approximately one-third of the market share based on statutory premiums in 2005(2). Allianz Life holds a 12% share of the overall fixed annuity market and also maintains a 3% market share of the large variable annuity market based on statutory premiums in 2005(2). Its smaller but growing lines of business include individual life, long-term care, and health excess of loss insurance. We believe Allianz Life is well positioned for the expected growth in demand for retirement income & longevity protection.

Asia-Pacific

In Asia-Pacific, the majority of our operations are conducted through Allianz Life Korea and Hana Life, our bancassurance joint venture with Hana Financial Group, Seoul. Overall, our South Korean operations contributed €1.8 billion, or 4%, of our statutory premiums in 2005. Allianz Life Korea is the fifth-largest life insurance company in South Korea based on statutory premiums in 2005(3). Allianz Life Korea is faced with the challenge of identifying growth opportunities within a mature marketplace. Our South Korean operations market a wide range of life insurance products, including unit-linked products, variable life, individual whole life insurance polices, annuities and endowments. Due to the very low interest rate environment in South Korea since 2000, Allianz Life Korea has increasingly shifted its focus to variable life products. As a result, we have achieved a strong increase in statutory premiums and, more importantly, new business in 2005 has been more profitable than in recent years. Additionally, due to strict expense management, improved commission schemes and cutbacks in agency costs, Allianz Life Korea posted strong results of operation in 2005.

We are also represented in Taiwan by Allianz President Life Insurance, Taipeh (or “Allianz President Life”), which contributed €1.3 billion, or 3%, of our statutory premiums in 2005. Allianz President Life markets term life, whole life and endowment products. In addition, Allianz President Life increasingly offers investment-linked products. We also maintain operations in Malaysia, Indonesia, as well as other Asia-Pacific countries, including China, Thailand and India.

(1)	Source: Statistics of the Swiss Federal Bureau of Private Insurers.
(2)	Source: LIMRA.
(3)	Source: Korean Life Insurance Association.

Banking Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Dresdner Bank increased its operating profit by 33.2% to €775 million.

•	Operating revenues decreased by 3.3% to €6.2 billion, primarily due to the close of our non-strategic IRU at Dresdner Bank and negative impacts from IAS 39. In contrast, operating revenues from Dresdner Bank’s strategic business(1), excluding the negative impacts from IAS 39, grew by 4.1% to €6.1 billion.

•	In line with our expectations, operating profit increased by 44.2% to €845 million, of which Dresdner Bank contributed €775 million, an increase of 33.2%.

•	Operating profit and high net capital gains resulted in net income of €1.0 billion.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

We stabilized operating revenues, significantly increased efficiency and markedly decreased risks.

•	In 2004, we successfully drove forward the turnaround of our banking business.

•	After an operating loss of €396 million in 2003, we successfully achieved an operating profit of €586 million in 2004, of which Dresdner Bank contributed €582 million. This positive development resulted from the impact of previous years’ cost reduction plans and the significant reduction of our net loan loss provisions through the further reduction in our non-strategic loan business within the IRU of Dresdner Bank.

•	Additionally, and following a decline in restructuring charges, we successfully achieved a net income of €126 million in 2004 as compared to a loss of €1,015 million in 2003.

Earnings Summary

The results of operations of our Banking segment are almost exclusively represented by Dresdner Bank, accounting for 95.5% of our total Banking segment’s operating revenues for the year ended December 31, 2005 (2004: 96.6%, 2003: 93.2%). Accordingly, the discussion of our Banking segment’s results of operations relates solely to the operations of Dresdner Bank.

Operating Revenues

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Strategic Business(1) Operating revenues improved in our four operating divisions (Personal Banking, Private & Business Banking, Corporate Banking and DrKW). In aggregate, operating revenues from our strategic business increased by 4.1% to €6,098 million, excluding the aggregate negative accounting effects from IAS 39 of €214 million (2004: income of €7 million).

In our Personal Banking division, operating revenues increased by 2.0% to €1,883 million. Our Business Models 2 and 3, which comprise the sale of banking products through insurance agents, were successfully implemented with an improvement in revenues and growing client base. In 2005, we acquired approximately 360,000 new bank clients through this sales channel, which was well above our target of 300,000.

Additionally, our Personal Banking division benefited from the improved securities business, specifically from closed-end funds, as did our Private & Business Banking division, which experienced an increase in operating revenues of 3.0% to €1,179 million.

While operating revenues in our Corporate Banking division increased slightly by 1.3% to €1,027 million, at DrKW, operating revenues rose by 2.8% to €2,102 million. The increase at DrKW resulted primarily from favorable developments within our client business, with an improvement in our capital markets and mergers & acquisitions business more than offsetting the substantial decrease in net trading income, largely due to the difficult capital market conditions in April and May. In the second half of 2005, DrKW’s net trading income increased significantly, driven primarily by strong client and customer business.

(1)	Dresdner Bank’s strategic business includes its Personal Banking, Private & Business Banking, Corporate Banking, DrKW and Corporate Other divisions, but does not include IRU.

Operating Revenues by Type of Revenues Net interest income remained relatively stable at €2,228 million. Excluding the negative effects from the reduction of our non-strategic IRU portfolio and from IAS 39, net interest income increased by 11.0%, in particular driven by our structured finance business. At September 30, 2005, the IRU’s remaining risk assets amounted to €1.4 billion, of which the majority was sold in 4Q 2005, resulting in a further decrease of these risk assets to approximately one-third at December 31, 2005.

Net fee and commission income grew by 6.1% to €2,610 million, principally driven by the securities business in our Personal Banking and Private & Business Banking divisions. At DrKW, client business also contributed to our increased net fee and commission income.

Net trading income declined by 25.6% to €1,116 million, largely due to the difficult capital market conditions in April and May, as well as the negative impacts from IAS 39.

In summary, despite the revenue growth experienced by our strategic business, the faster than planned completion of the wind-down of our non-strategic IRU, which was closed effective September 30, 2005, as well as the negative impacts from IAS 39 of €214 million, resulted in a decrease in operating revenues by 4.4% to €5,954 million at Dresdner Bank.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating revenues remained fairly constant at €6,226 million, with only a 0.3% decrease.

This was driven primarily by a 2.5% decline in net interest income to €2,267 million, primarily resulting from the reduction of our interest-bearing assets within our IRU, reflecting predominantly the accelerated exit from our non-strategic loan business with disposals aggregating €8.8 billion in loan exposure.

Partially offsetting the decline in net interest income was an increase of 3.1% to €2,460 million in net fee and commission income, principally resulting from our Personal Banking and Private & Business Banking divisions. In our Personal Banking division, increased activities in our securities and insurance business helped to excel net fee and commission income. Primarily successful sales activities, product innovations in our securities business, as well as an increased efficiency in our distribution channels contributed to the rise in net fee and commission income within our Private & Business Banking division. Overall, the commission income generated from the sales of insurance products of approximately €136 million (2003: €84 million) also contributed significantly to the increase in net fee and commission income.

Net trading income declined by 2.2% to €1,499 million, predominantly resulting from lower net trading income at DrKW, mainly reflecting significantly reduced risk capital.

Operating revenues from our Private & Business Banking division rose by 4.1% to €1,145 million, primarily reflecting increased net fee and commission income, as previously discussed.

Conversely, operating revenues from our Personal Banking, Corporate Banking and DrKW divisions decreased by 0.5%, 2.6% and 4.5%, respectively. At Personal Banking and Corporate Banking, the decline resulted primarily from lower net interest income. The decline in our Personal Banking’s net interest income more than offset the division’s increased net fee and commission income, as previously discussed, and resulted primarily from the deposit business, which was negatively affected by lower market interest rates in 2004 as compared to 2003. Corporate Banking’s net interest income declined due to significantly decreased risk-weighted assets, partially offset by improved interest margins. At DrKW, the decrease in operating revenues resulted predominantly from lower net trading income due to significantly reduced risk capital.

Operating Profit

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Dresdner Bank’s operating profit significantly improved by 33.2% to €775 million. However, given lower operating revenues and an almost unchanged expense base, our cost-income ratio(1) increased from

(1)	Represents the ratio of administrative expenses to operating revenues.

85.2% to 88.9%, substantially burdened by the negative impact from the application of the IAS 39 hedge accounting rules on derivative financial instruments.

Operating Profit – Dresdner Bank

in € mn

The increase in operating profit was driven by the positive developments within our net loan loss provisions, resulting in a net release of €113 million (2004: net charge of €337 million). While gross releases and recoveries decreased, the decline in gross new additions was even stronger. Gross releases and recoveries reached €850 million (2004: €1,061 million), stemming principally from exits from large debtors, mainly within our IRU. Gross new additions to allowances of €737 million were significantly lower compared to €1,398 million in 2004, predominantly due to the reductions in our non-strategic business within our IRU and the significantly improved risk profile of Dresdner Bank’s strategic loan portfolio. The net release in loan loss provisions, together with the reduction of our non-performing loan portfolio by approximately 58%, led to a coverage ratio(1) at December 31, 2005 of 56.8% (2004: 60.4%). Both personnel and non-personnel expenses remained stable at €3,246 million (2004: €3,247 million) and €2,046 million (2004: €2,060 million) despite focused investments in certain growth areas, such as infrastructure established for our Business Models 2 and 3.

Our Personal Banking division experienced a strong improvement in 2005. Operating revenues increased by 2.0% to €1,883 million and operating profit was more than three times higher compared to 2004, reaching €210 million. These positive developments reflect primarily strict cost control while loan loss provisions reached normalized levels. Our cost-income ratio strengthened by 5.0 percentage points to 84.2%.

Private & Business Banking and Corporate Banking also increased operating revenues and further improved their operating profitability, with cost-income ratios decreasing by 6.5 and 2.3 percentage points, respectively. These positive developments led to increases in operating profit by 35.4% to €440 million and by 14.8% to €551 million, respectively.

Conversely, DrKW’s cost-income ratio rose to a disappointing 91.7% from 89.4%, primarily reflecting decreased net trading income and increased expenses. Accordingly, operating profit declined by 6.4% to €204 million.

These developments underline the need for a better re-alignment between our corporate banking and investment banking activities, a decision recently undertaken at Dresdner Bank. See “Information on the Company—Banking Operations.”

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Dresdner Bank’s operating profit increased significantly to €582 million, compared to an operating loss of €509 million in the prior year. This positive development was brought about by reductions in our administrative expenses and net loan loss provisions across all segments.

Our administrative expenses were reduced by 7.5% to €5,307 million. This was largely due to our cost-cutting and restructuring measures, including further reduction in headcount, which resulted in savings in both personnel and non-personnel operating expenses. Personnel expenses decreased by €202 million, or 5.9%, to €3,247 million. As a result of lower expenses related to information technology and other equipment, non-personnel operating expenses also declined by 10.0% to €2,060 million. Our net loan loss provisions declined by 66.8% to €337 million, primarily as a result of further improved risk management processes, absence of large defaults and the reduction in our non-strategic loan business within the IRU, thereby reducing our risk-weighted assets. Overall, our coverage ratio increased to 60.4% at December 31, 2004 (2003: 55.9%).

(1)	Represents total loan loss allowances as a percentage of total non-performing loans and potential problem loans.

Personal Banking’s operating profit grew significantly to €61 million, compared to an operating loss of €85 million in 2003, due primarily to strict cost management and further reduction in headcount, mainly in the back office function. As a result, our cost-income ratio improved from 93.5% to 89.2%.

Private & Business Banking and Corporate Banking were also successful in improving their operating profitability, with cost-income ratios decreasing by 3.2 and 0.9 percentage points, respectively. These positive developments led to increases in operating profit by 18.6% to €325 million and 13.5% to €480 million, respectively.

Conversely, DrKW’s cost-income ratio rose to 89.4%, compared to 87.6% in the prior year, primarily reflecting decreased net trading income due to significantly reduced risk capital. Accordingly, operating profit decreased by 29.7% to €218 million.

Net Income

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net income increased significantly to €1,003 million, including a tax-exempt gain of €343 million from the transfer of 5% of Dresdner Bank’s 7.3% shareholding in Munich Re to Allianz AG in 1Q 2005 as part of the Allianz Group’s “All-in-One” capital market transactions. In addition to the positive operating profit development, the growth in net income was attributable to our improved non-operating results.

Net capital gains and impairments on investments of Dresdner Bank rose by €547 million. This increase resulted principally from the aforementioned Munich Re transfer, the complete sale of our shareholding in Bilfinger Berger in 2Q 2005, as well as the sale of 7.35% of our 28.48% shareholding in Eurohypo AG to Commerzbank AG and of the majority of our real estate portfolio in 4Q 2005, largely of which was subsequently leased back. Further, net impairments on investments decreased heavily, primarily from improved capital market conditions. The sales of various assets in 2005 was in line with Dresdner Bank’s focus on its core business. The sale of the remaining 21.13% participation in Eurohypo AG to Commerzbank AG is subject to the fulfilment of customary conditions, in particular the approval by the German and various European antitrust authorities and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”).

The absence of significant restructuring charges and the elimination of goodwill amortization (2004: charge of €244 million) also benefited our net income. Other non-operating income/expenses (net) in 2005 improved significantly to an expense of €9 million (2004: expense of €278 million), resulting from, among other factors, impairments on certain non-strategic assets in 2004. The increase in operating profit and non-operating results led to tax expenses of €382 million in 2005, compared to a tax credit of €288 million in the previous year, including a one-off tax benefit. Accordingly, our effective tax rate was 25.6% in 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net income of Dresdner Bank improved significantly to €164 million in 2004 from a loss of €1,042 million in 2003.

In addition to the positive developments in our operating profit, Dresdner Bank’s net income was strengthened by a significant reduction in restructuring charges, which declined to €290 million from €840 million, as well as an improvement in net other non-operating income/(expenses), which increased by €335 million to a loss of €278 million from a loss of €613 million.

During 2004, restructuring charges of €96 million resulted from our “New Dresdner” program, with a further €55 million stemming from other existing programs. Restructuring provisions of €139 million were also recorded for measures taken in optimizing our internal business processes in our Personal Banking and DrKW divisions, as well as the reorganization of our business in Latin America.

Additionally, the sale of non-strategic investments contributed to our net capital gains and impairments on investments, which increased to €166 million from €120 million.

The following table sets forth the income statements and key operating ratio for both our Banking segment as a whole and Dresdner Bank on a stand-alone basis for the years ended December 2005, 2004 and 2003.

Years ended December 31,	2005		2004		2003
	Banking Segment	Dresdner Bank	Banking Segment	Dresdner Bank	Banking Segment	Dresdner Bank
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net interest income	2,305	2,228	2,359	2,267	2,728	2,325
Net fee and commission income	2,767	2,610	2,593	2,460	2,452	2,387
Net trading income	1,163	1,116	1,494	1,499	1,524	1,533

Operating revenues(1)	6,235	5,954	6,446	6,226	6,704	6,245

Administrative expenses	(5,500)	(5,292)	(5,516)	(5,307)	(6,086)	(5,739)
Net loan loss provisions	110	113	(344)	(337)	(1,014)	(1,015)

Operating profit	845	775	586	582	(396)	(509)

Net capital gains and impairments on investments	710[2] )	713	172 (2)	166	166 (2)	120
Restructuring charges	(13)	(12)	(292)	(290)	(892)	(840)
Other non-operating income/(expenses)(net)	(5)	(9)	(289)	(278)	(551)	(613)
Amortization of goodwill(3)	—	—	(244)	(244)	(263)	(270)

Earnings from ordinary activities before taxes	1,537	1,467	(67)	(64)	(1,936)	(2,112)

Taxes	(396)	(382)	294	288	1,025	1,075
Minority interests in earnings	(102)	(82)	(101)	(60)	(104)	(5)

Net income	1,039	1,003	126	164	(1,015)	(1,042)

Cost-income ratio4) in %	88.2	88.9	85.6	85.2	90.8	91.9

(1)	Operating revenues is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks, but other banks may calculate operating revenues on a different basis and accordingly may not be comparable to operating revenues as used herein.
(2)	Comprises primarily net realized gains on investments of €930 million (2004: €604 million, 2003: €709 million) and impairments on investments of €225 million (2004: €467 million, 2003: €591 million). Impairments on investments includes €37 million (2004: €32 million, 2003: €23 million) of scheduled depreciation of real estate used by third parties.
(3)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
(4)	Represents ratio of administrative expenses to operating revenues.

Banking Operations by Division

The following table sets forth our banking operating revenues, cost-income ratio, as well as earnings after taxes and before minority interests in earnings, which we refer to herein as “earnings after taxes and before minority interests”, by division. Applicable only for 2004 and 2003, earnings after taxes and before minority interests by division excludes amortization of goodwill. Consistent with our general practice, operating revenues, cost-income ratio and earnings after taxes and before minority interests by division are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different segments.

Years ended December 31,	2005				2004				2003
	Operating revenues(1)	Cost- income ratio		Earnings after taxes and before minority interests	Operating revenues(1)	Cost- income ratio		Earnings after taxes and before minority interests	Operating revenues(1)	Cost- income ratio		Earnings after taxes and before minority interests
	€ mn	%		€ mn	€ mn	%		€ mn	€ mn	%		€ mn
Personal Banking	1,883	84.2		136	1,846	89.2		(6)	1,856	93.5		(130)
Private & Business Banking	1,179	58.5		293	1,145	65.0		188	1,100	68.2		146
Corporate Banking	1,027	44.9		335	1,014	47.2		282	1,041	48.1		197
DrKW	2,102	91.7		132	2,045	89.4		152	2,141	87.6		209
IRU	70	232.6		91	362	79.1		5	598	77.6		(896)
Corporate Other(2)	(307)	—	(3)	98	(186)	—	(3)	(153)	(491)	—	(3)	(293)

Dresdner Bank	5,954	88.9		1,085	6,226	85.2		468	6,245	91.9		(767)

Other Banks(4)	281	73.9		56	220	94.9		3	459	75.7		119

Subtotal	6,235	—		1,141	6,446	—		471	6,704	—		(648)

Amortization of goodwill(5)	—	—		—	—	—		(244)	—	—		(263)
Minority interests in earnings	—	—		(102)	—	—		(101)	—	—		(104)

Total	6,235	88.2		1,039	6,446	85.6		126	6,704	90.8		(1,015)

(1)	Consists of net interest income, net fee and commission income, and net trading income. Operating revenues is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks, but other banks may calculate operating revenues on a different basis and accordingly may not be comparable to operating revenues as used herein.
(2)	The Corporate Other division contains income and expense items that are not assigned to Dresdner Bank’s operating divisions. These items include, in particular, impacts from the application of IAS 39, as well as expenses for central functions and projects affecting Dresdner Bank as a whole which are not allocated to the operating divisions. Further, provisioning requirements for country and general risks, as well as realized gains and losses from Dresdner Bank’s non-strategic investment portfolio. In 2005, the impact from the application of IAS 39 on Corporate Other’s operating revenues amounted to a charge of €214 million (2004: income of €7 million).
(3)	Presentation not meaningful.
(4)	Consists of non-Dresdner Bank banking operations within our Banking segment.
(5)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.

Banking Operations by Geographic Region

The following table sets forth our banking operating revenues and earnings after taxes and before minority interests in earnings, which we refer to herein as “earnings after taxes and before minority interests”, by geographic region. Applicable only for 2004 and 2003, earnings after taxes and before minority interests by geographic region excludes amortization of goodwill. Consistent with our general practice, operating revenues and earnings after taxes and before minority interests by geographic region are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Operating revenues(1) € mn			Earnings after taxes and before minority interests(2) € mn
Years ended December 31,	2005	2004	2003	2005	2004	2003
Germany	4,084	4,238	3,377	1,553	724	(32)
Rest of Europe	1,662	1,698	2,394	(28)	(138)	39
NAFTA	347	359	385	184	143	(351)
Rest of world	184	151	548	67	89	198

Subtotal	6,277	6,446	6,704	1,776	818	(146)

Consolidation adjustments(3)	(42)	—	—	(635)	(347)	(502)

Total	6,235	6,446	6,704	1,141	471	(648)

(1)	Consists of net interest income, net fee and commission income, and net trading income. Operating revenues is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks, but other banks may calculate operating revenues on a different basis and accordingly may not be comparable to operating revenues as used herein.
(2)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
(3)	Represents elimination of transactions between Allianz Group subsidiaries in different geographic regions.

Asset Management Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Record net inflows to third-party assets under management of €64 billion.

•	Inclusive of record net inflows of €64 billion, our third-party assets under management rose by 27.0% to €743 billion.

•	Commensurate with the marked 4.4 percentage point improvement of our cost-income ratio, which reached 58.5%, our operating profit grew by 32.4% to €1.1 billion.

•	Net income experienced strong growth of €512 million, reaching €237 million.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

We continued to significantly increase our operating profit.

•	In 2004, we achieved net inflows of €31 billion to third-party assets under management.

•	In spite of the negative effects of exchange rate movements of €31 billion, our third-party assets, most of which are managed in U.S. dollars, increased by €20 billion, or 3.5%, to €585 billion.

•	Operating profit improved by €140 million to €856 million. After deducting acquisition-related expenses, amortization of goodwill, taxes and minority interests, our Asset Management segment reported a net loss of €275 million in 2004 from a net loss of €397 million in 2003.

Third-Party Assets Under Management of the Allianz Group

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The growth in third-party assets under management includes record net inflows of €64 billion (2004: €31 billion). Net inflows were particularly strong in our fixed income institutional business within the United States at PIMCO and within Germany at AGI Germany. Of the total increase in our third-party assets, market-related appreciation amounted to €33 billion, primarily attributable to favorable equity capital markets and, to a lesser extent, bond capital markets. These achievements continue to strengthen our position as one of the world’s largest asset managers, based on total assets under management. A major success factor has been our competitive performance, as the overwhelming majority of the third-party assets we manage outperformed their respective benchmarks in 2005. Further, positive effects of €66 billion from exchange rate movements were incurred, resulting primarily from the strengthening of the U.S. dollar compared to the Euro.

Overall, third-party assets accounted for approximately 59% and 55% of total assets under management of the Allianz Group at December 31, 2005 and 2004, respectively. We operate our third-party asset management business primarily through AGI. At December 31, 2005, AGI managed approximately 95.2% (December 31, 2004: 94.0%) of our third-party assets. The remaining assets are managed by Dresdner Bank (approximately 2.3% and 3.2% at December 31, 2005 and 2004, respectively) and other Allianz Group companies (approximately 2.5% and 2.8% at December 31, 2005 and 2004, respectively).

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The value of our third-party assets increased by €20 billion, including net inflows of €31 billion and market-related increases of €32 billion. With net inflows of €37.0 billion, our fixed income fund business achieved significant growth. These increases of our third-party assets more than compensated the negative effects from exchange rate movements of €31 billion, resulting primarily from the weakness of the U.S. dollar as compared to the Euro. Our third-party assets were also negatively affected by the withdrawal from our joint venture with Meiji Life in Japan, which resulted in a €12 billion decline in our third-party assets.

The following graphs present the third-party assets managed by the Allianz Group by geographic region, investment category and investor class at December 31 for the years indicated.

Third-party assets under management— Fair values by geographic region(1)

in € bn

(1)	Based on the domicile of respective investment companies.
(2)	Consists of third-party assets managed by Dresdner Bank (approximately €17 billion, €19 billion and € 20 billion at December 31, 2005, 2004 and 2003, respectively) and by other Allianz Group companies (approximately €19 billion, €16 billion and € 22 billion at December 31, 2005, 2004 and 2003, respectively).

Third-party assets under management— Fair values by investment category in € bn

(1)	Includes primarily investments in real estate.

Third-party assets under management— Fair values by investor class in € bn

United States

Third-party assets under management—Composition of fair value development for the years ended December 31, 2005, 2004 and 2003 in € bn

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Our major achievements in 2005 included:

•	PIMCO, our entity specializing in fixed income investments, significantly increased third-party assets by 36.8% to €468 billion, with record high net inflows of €60 billion, market-related appreciation of €12 billion and a positive foreign currency effect of €54 billion.

•	Our PIMCO Total Return Fund continued to be the largest actively-managed fixed income fund in the world, with assets under management of USD 90.6 billion at December 31, 2005.

•	In February 2005, we launched the then largest closed-end equity fund, raising USD 2.5 billion. This fund’s investment strategy combines the expertise of our equity managers NFJ Investment Group, Nicholas Applegate and PEA Capital.

•	Allianz Global Distributors continued to remain in the top 5 market positions in the U.S. retail market based on net inflows. Our mutual funds product family captured first place in Lipper/ Barron’s Fund Family survey for 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our major achievements in 2004 included:

•	In the institutional business, PIMCO, our entity specializing in fixed income investments, again achieved significant improvements in third-party assets. Despite a negative currency effect of €26 billion, PIMCO increased third-party assets by €27 billion to €342 billion, with net inflows of €33 billion and market-related increases of €20 billion.

•	Due to its strong product performance, our PIMCO Total Return Fund increased its assets under management to USD 79 billion at December 31, 2004, and thus continued to be the largest actively-managed fixed income fund in the world.

Germany

Third-party assets under management—Composition of fair value development for the years ended December 31, 2005, 2004 and 2003 in € bn

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Our major achievements in 2005 included:

•	Record high net inflows, primarily in our fixed income institutional business at AGI Germany.

•	AGI ranked first and fourth among German asset management companies based on net inflows for 2005 and assets under management at December 31, 2005, respectively(1).

•	Net inflows from mutual funds through both third-party distributors, as well as the Allianz Group’s tied agents network and Dresdner Bank’s branch offices, increased significantly to €13.8 billion (2004: €2.3 billion), largely resulting from fixed income products. These numbers include net inflows from mutual funds at PIMCO Europe Ltd.

•	The dit-Euro Bond Total Return Funds were once again Germany’s best selling fixed income funds, based on net inflows of more than €4.3 billion.

•	AGI further increased its market share in the institutional special funds (or “Spezialfonds”) business to 14.7% based on assets under management(1).

(1)	Source: Bundesverband Investment und Asset Management (or “BVI”), an association representing the German investment fund industry.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our major achievements in 2004 included:

•	AGI ranked second among German asset management companies based on net inflows(1). With a market share of 15.0%, AGI ranked fourth among German asset management companies based on assets under management at December 31, 2004(1).

•	In 2004, AGI achieved net inflows from mutual funds of €2.3 billion. In addition to the continued positive development of the sale of mutual funds through third-party distributors, we also managed to increase the share of net inflows through the Allianz Group’s tied-agents network.

•	With net inflows of more than €1.9 billion, the dit-Euro Bond Total Return Funds were once again Germany’s best selling fixed income funds.

•	In the Spezialfonds business, assets managed increased from €68 billion in 2003 to €75 billion in 2004. With a market share of 14.1%, we again achieved a top position among German asset management companies(1).

Earnings Summary

Our Asset Management segment’s results of operations are almost exclusively represented by AGI, which accounted for 98.7% and 98.3% of our total Asset Management segment’s operating revenues and net income, respectively, for the year ended December 31, 2005. Accordingly, the discussion of our Asset Management segment’s results of operations relates solely to the operations of AGI.

Operating Revenues

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Our operating revenues increased by 17.3% to €2,698 million. Internal growth was comparable at 17.5%. As previously noted, these positive developments reflect favorable business developments worldwide, namely resulting in significant increases of management and loading fees as well as performance fees. Management and loading fees, net of commission, and performance fees rose by 16.5% to €2,423 million and 117.0% to €122 million, respectively. Overall, fees, net of commission, improved by 19.2% to €2,597 million, whereas other income remained relatively stable.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating revenues increased by €75 million, or 3.4%, to €2,301 million. Excluding the negative effects from exchange rate movements, operating revenues increased by €226 million, representing a growth rate of 10.1%. This growth reflected positive business developments worldwide, resulting primarily from higher average assets under management driven by significant net inflows and favorable capital markets in 2004. We recorded the strongest growth rate in our Asia-Pacific business, which was also due to a much lower base (assets under management) as compared to our businesses in the United States and Europe.

Operating Profit

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Operating profit increased significantly by 32.1% to €1,124 million, primarily resulting from the aforementioned growth in our operating revenues. Operating profit development was particularly strong in the United States and Germany. Due in large part to strict cost management, the increase of our operating expenses was proportionally smaller compared to that of our operating revenues. As a result, our cost-income ratio(2) improved considerably to 58.3% (2004: 63.0%). The 8.6% rise in operating expenses to €1,574 million was due largely to increased performance-related compensation in the United States and Germany as a result of our strong business developments.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating profit increased significantly by €135 million, or 18.9%, to €851 million. Excluding the effects of exchange rate movements, operating profit would have improved by €182 million, or 24.8%, primarily due to growth in our operating revenues. While operating revenues increased,

(1)	Source: BVI.
(2)	Represents ratio of operating expenses to operating revenues.

operating expenses decreased by €60 million, or 4.0%, to €1,450 million. Excluding the effects of exchange rate movements, operating expenses increased by 2.9% to €1,549 million. On a constant currency basis, personnel expenses remained stable at €908 million (2003: €907 million), while non-personnel expenses increased by €42 million, or 7.0%, to €641 million.

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

As a result of the above-mentioned developments, our cost-income ratio improved from 67.8% to 63.0%.

Operating Profit – Allianz Global Investors

in € mn

Net Income

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net income reached €233 million, a €512 million improvement from prior year’s net loss of €279 million. Acquisition-related expenses declined by 5.1% to €713 million. Thereof, €676 million was due to the deferred purchases of interests in PIMCO related to the Class B Plan, which increased by 34.9%. The rise was commensurate with the strong profit development at PIMCO in 2005 and the increased number of vested units according to the vesting schedule of the purchase plan. The Class B Plan was agreed upon at the time this company was acquired. Of the total acquisition-related expenses, a further €12 million was incurred due to retention payments for the management and employees of PIMCO and Nicholas Applegate, and €25 million resulted from amortization charges relating to capitalized loyalty bonuses for PIMCO management. These expenses, in aggregate, decreased by €213 million as they largely expired in 2005. Our net income also benefited from the elimination of goodwill amortization under IFRS, effective January 1, 2005 (2004: charge of €380 million). Tax expenses amounted to €130 million, resulting in an effective tax rate of 31.2%, compared to a tax credit of €53 million in 2004. Taxes increased due predominantly to improved operating profitability, inclusive of higher taxable income in the United States, partially offset by a one-off deferred tax credit of €37 million related to tax deductible goodwill amortization.

During 2005, a subsidiary of Allianz AG purchased a total of approximately USD 250 million of the remaining minority interest in Allianz Global Investors of America L.P. (or “AGI L.P.”), with payment therefore made in April 2005. Following this transaction, the remaining ownership interest that is held by AGI L.P.’s former parent company, Pacific Life, was reduced to approximately 2% at December 31, 2005 (December 31, 2004: 6%). Further, and also during 2005, a subsidiary of Allianz AG called 5,427 Class B equity units from former and current members of the management of PIMCO under the Class B Plan. The total amount paid related to the call of the Class B equity units was €71 million. Under the plan, participants acquired Class B equity units annually through 2004 for a total of 150,000 units. Please see Note 43 to our consolidated financial statements for further information.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net income was a lower-than-expected loss of €279 million, representing a significant improvement from the loss of €397 million in 2003. Acquisition-related expenses and amortization of goodwill, in aggregate, amounted to €1,131 million as compared to €1,101 million. Thereof, amortization of goodwill and amortization related to capitalized loyalty bonuses for PIMCO management was €380 million and €125 million, respectively, in 2004. These loyalty bonuses expire in 2005. Of the total acquisition-related expenses, €125 million was related to retention payments for the management and employees of PIMCO and Nicholas Applegate and €501 million was due to the deferred purchases of interests in PIMCO. These retention payments and deferred purchases of interests in PIMCO were agreed upon at the time these investment companies were acquired.

During 2004, a subsidiary of Allianz AG purchased a total of approximately USD 500 million of the remaining ownership interest that is held by the former parent company of AGI L.P., with payment therefore made in April and November 2004. Following these transactions, the remaining ownership interest that is held by the former parent company of AGI L.P. was reduced to approximately 6% at December 31, 2004.

The following table sets forth the income statements and key operating ratio for both our Asset Management segment as a whole and AGI on a stand-alone basis for the years ended December 2005, 2004 and 2003.

Years ended December 31,	2005		2004		2003
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Operating revenues	2,733	2,698	2,308	2,301	2,226	2,226
Operating expenses	(1,600)	(1,574)	(1,452)	(1,450)	(1,510)	(1,510)

Operating profit	1,133	1,124	856	851	716	716

Acquisition-related expenses thereof:	(713)	(713)	(751)	(751)	(732)	(732)
Deferred purchases of interests in PIMCO(1)	(676)	(676)	(501)	(501)	(448)	(448)
Retention payments for the management and employees of PIMCO and Nicholas Applegate	(12)	(12)	(125)	(125)	(147)	(147)
Amortization charges relating to capitalized bonuses for PIMCO management	(25)	(25)	(125)	(125)	(137)	(137)
Amortization of goodwill(2)	—	—	(380)	(380)	(369)	(369)

Earnings from ordinary activities before taxes	420	411	(275)	(280)	(385)	(385)

Taxes	(132)	(130)	52	53	80	80
Minority interests in earnings	(51)	(48)	(52)	(52)	(92)	(92)

Net income (loss)	237	233	(275)	(279)	(397)	(397)

Cost-income ratio(3) in %	58.5	58.3	62.9	63.0	67.8	67.8

(1)	Effective January 1, 2005, and applied retrospectively, under IFRS, the Class B Plan is considered a cash settled plan, resulting in changes in the fair value of the equity units issued to be recognized as expense.
(2)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
(3)	Represents ratio of operating expenses to operating revenues.

Liquidity and Capital Resources

Organization, Capital Allocation and Liquidity Planning

Allianz AG operates as both a holding company for the Allianz Group’s insurance, banking and other subsidiaries and as a reinsurance company, primarily for other Allianz Group companies. As such, Allianz AG not only has to cover the funding needs of its own reinsurance operations but also acts as the central coordinating function for the liquidity and capital allocation of Allianz Group companies.

Our operating entities require capital to run their businesses. The amount of necessary capital depends on, among other factors, local capital and regulatory requirements, rating agency capital requirements and our own internal risk capital standards. As our operating entities grow, local requirements change or other factors intervene, the need for additional capital can arise. To the extent that these requirements cannot be financed by results from operations from the respective operating entities, in excess of dividends, Allianz AG can and does allocate additional capital. Decisions as to which operating entities should receive additional capital, including the amount thereof, or whether capital should rather be withdrawn, are taken by the Board of Management of Allianz AG during our annual management dialogues.

In order to finance capital provisioning to our operating entities, Allianz AG uses the intra-Allianz Group dividend funding it receives from operating entities. Furthermore, Allianz AG will also from time to time raise funds on the capital markets through the issue of debt or other financial instruments in order to finance any capital or liquidity requirement in excess of the Allianz Group-internal financing capacity.

Liquidity planning is an important process at both the operating entity and Allianz AG levels, and is integrated into the financial planning process of the Allianz Group. The financial planning process is based on strategic decisions and includes, for example, solvency planning, dividend targets and merger & acquisition expenditures. Liquidity risks can result from operational risks, planning risks, system risks, adverse developments in solvency levels of operating entities, contingent liabilities as well as requirements caused by natural catastrophes, financial markets, political crises or any other significant adverse developments. Strategic liquidity risks and resources are monitored on a regular basis. Liquidity risks are managed continuously through a variety of instruments to ensure short- and long-term financial flexibility for the Allianz Group. In the context of a financial services company, where our working capital is largely representative of our liquidity, we believe our working capital is sufficient for our present requirements.

Capital Requirements

Our capital requirements are primarily dependent on our growth and the type of business that we underwrite, as well as the industry and geographic locations in which we operate. In addition, the allocation of our investments plays an important role. During our annual management planning dialogues with our operating entities, capital requirements are forecasted through business plans regarding the levels and timing of capital expenditures and investments. Regulators impose minimum capital rules on the level of both our operating entities and the Allianz Group as a whole.

At December 31, 2005, our eligible capital for the solvency margin, required for insurance groups under German law, was €43.6 billion (2004: €29.1 billion), surpassing the minimum legally stipulated level by €29.4 billion. This margin resulted in a cover ratio(1) of 307% (2004: 217%). In 2005, this solvency margin requirement applied only to our insurance segments and did not contain any capital requirements for our banking business.

On January 1, 2005, the Financial Conglomerates Directive, a supplementary EU directive, became effective in Germany. Under this directive, a financial conglomerate is defined as any financial parent holding company that, together with its subsidiaries, has significant cross-border and cross-sector activities. The Allianz Group is a financial conglomerate within the scope of the directive and the related German law. The law requires that the financial conglomerate calculates the capital needed to meet the respective solvency requirements on a consolidated basis. The calculation methodology for the financial conglomerates solvency margin is still subject to uncertainties.

(1)	Represents the ratio of eligible capital to required capital.

At December 31, 2005, based on the current status of discussion, our eligible capital for the solvency margin, required for our insurance segments and our banking and asset management business, was €40.0 billion including off-balance sheet reserves(1), surpassing the minimum legally stipulated level by €16.3 billion. This margin resulted in a cover ratio of 169% in 2005. In 2005, all Allianz Group companies also have met their local solvency requirements.

Dresdner Bank is subject to the risk-adjusted capital guidelines (or “Basle Accord”) promulgated by the Basle Committee on Banking Supervision (or “BIS-rules”) and therefore calculates and reports under such guidelines to the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) and the Deutsche Bundesbank, the German central bank. These guidelines are used to evaluate capital adequacy based primarily on the perceived credit risk associated with balance sheet assets, as well as certain off-balance sheet exposures such as unfunded loan commitments, letters of credit, and derivative and foreign exchange contracts. In addition, for Allianz AG to maintain its status as a “financial holding company” under the U.S. Gramm-Leach-Bliley Financial Modernization Act of 1999, Dresdner Bank must be considered “well capitalized” under guidelines issued by the Board of Governors of the Federal Reserve System. To be considered “well capitalized” for these purposes, Dresdner Bank must have a Tier I Capital Ratio of a least 6% and a combined Tier I and Tier II Capital Ratio of at least 10%, and not be subject to a directive, order or written agreement to meet and maintain specific capital levels. As shown in the table below, Dresdner Bank maintained a “well capitalized” position during both 2005 and 2004.

(1)	Representative of the difference between fair value and amortized cost of real estate used by third parties and investments in associated enterprises and joint ventures, net of deferred taxes, policyholders’ participation and minority interests.

The following table sets forth Dresdner Bank’s BIS capital ratios:

As of December 31,	2005(1)	2004
	€ mn	€ mn
Tier I capital (core capital)	11,126	6,867

Tier I & Tier II capital (supplementary capital)	18,211	13,734
Tier III capital	—	226

Total capital	18,211	13,960

Risk-weighted assets-banking book	108,659	100,814
Risk-weighted assets-trading book	2,875	3,963

Total risk-weighted assets	111,534	104,777

Tier I capital ratio (core capital) in %	9.98	6.55
Tier I & Tier II capital ratio in %	16.33	13.11

Total capital ratio in %	16.33	13.32

(1)	Effective June 2005, Dresdner Bank changed the accounting basis for calculation and disclosure of BIS-figures from HGB to IFRS.

The distinction between “core capital” and “supplementary capital” in the table above reflects the ability of the capital components to cover losses. Core capital, with the highest ability to cover losses, corresponds to Tier I capital, while supplementary capital corresponds to Tier II capital as such terms are defined in applicable U.S. capital adequacy rules.

In addition to regulatory capital requirements, Allianz AG also uses an internal risk capital model to determine how much capital is required to absorb any unexpected volatility in results of operations. For further information regarding our internal risk capital model, see “Quantitative and Qualitative Disclosures About Market Risk—Risk Management Tools.”

In addition to regulatory requirements and our internal risk capital model, rating agencies use distinct methodologies to determine if our capital base is adequate. During the course of 2005, the rating agencies “Standard & Poor’s” and “A.M. Best” have recognized the considerable strengthening of our capital base and updated the outlooks for our ratings during 2005 accordingly. At December 31, 2005, we had the following ratings with the major rating agencies:

Allianz AG Ratings as of December 31, 2005

	Standard & Poor’s		Moody’s	A.M. Best
Insurer financial strength Outlook	AA- Stable		Aa3 Stable	A+ Stable
Counterparty credit Outlook	AA- Stable		not rated	aa- Stable (issuer credit rating)
Senior unsecured debt	AA-		Aa3	aa-
Outlook			Stable	Stable
Subordinated debt Outlook	A/A-	(1)	A2 Stable	a+/a(1) Stable
Commercial paper (short term)	A-1+		P-l	not rated
Outlook			Stable

(1)	Ratings vary on the basis of maturity period and terms.

Liquidity

Our liquidity results from the operating activities generated by our property-casualty, life/health, banking and asset management operations, as well as the financing activities from Allianz AG, the holding company for the Allianz Group.

Insurance Operations

The principal sources of liquidity for our operating activities within our insurance operations include primary and reinsurance premiums collected (primarily from our operating entities), collected reinsurance receivables, as well as investment income and proceeds generated from the sale of investments. Our major uses of funds within our insurance operations include paying property-casualty claims and related claims expenses, providing life policy benefits, paying surrenders and cancellations, as well as other operating costs.

We generate substantial cash flow from our insurance operations as a result of most premiums being received in advance of the time when claim payments or policy benefits are required, thereby allowing us to invest these funds in the interim to generate future investment income and realized gains. However, the liquidity of our insurance operations is impacted by, among other factors, the duration of our investments, development of equity markets, the interest rate environment and our ability to realize the carrying value of our investment portfolio to meet insurance claims and policyholder benefits as they become due.

Additionally, the liquidity of our property-casualty insurance operations is affected by the frequency and severity of losses under its policies, as well as by the persistency of its products. Future catastrophic events, the timing and effect of which are inherently unpredictable, may also create increased liquidity requirements for our property-casualty operations. The liquidity needs of our life operations are generally affected by trends in actual mortality experience relative to the assumptions with respect thereto included in the pricing of our life insurance policies, by the extent to which minimum returns or crediting rates are provided in connection with our life insurance products, as well as by the level of surrenders and withdrawals.

Banking and Asset Management Operations

For our banking operations, our primary sources of liquidity include customer deposits and interest and similar income from our lending transactions, while our major uses of funds are for the issuance of new loans and advances to banks and customers, and the payment of interest on deposits and other operating costs. The liquidity of our banking operations is largely subject to the ability of individual customers, and various other enterprises to which we extend credit, to make payments to us based on their outstanding commitments and could, therefore, be negatively affected by unforeseeable losses due to problem loans.

Within our asset management operations, our primary sources of liquidity include fees generated from asset management activities, while the principal use of these funds is for the payment of operating costs.

Financing

From time to time, the Allianz Group, through Allianz AG, will raise funds on the capital markets through the issue of debt or other financial instruments in order to fund any liquidity need which cannot fully be covered by our operating or investment cash flows. See “Debt and Capital Funding” below for further information. We also have access to commercial paper, medium-term notes and other credit facilities as additional sources of liquidity. At December 31, 2005, we had access to unused credit lines as a source of further liquidity.

While Allianz AG receives internal funding from Allianz Group operating entities through the payment of dividends, it also paid dividends of €674 million and €551 million to our shareholders in 2005 and 2004 with respect to the fiscal years 2004 and 2003, respectively. The Board of Management and the Supervisory Board propose to pay a dividend of €2.00 per eligible share in 2006 for fiscal year 2005, which will approximate €811 million of dividend payments in 2006.

Certain of the operating entities within the Allianz Group are subject to legal restrictions on the amount of dividends they can pay to their shareholders. In addition to the restrictions in respect of minimum capital and solvency requirements that are imposed by insurance and other regulators in the countries in which these companies operate, other limitations exist in certain countries. For example, the operations of our insurance company subsidiaries located in the United States are subject to limitations on the payment of dividends to their parent company under applicable state insurance laws. Dividends paid in excess of these limitations generally require prior approval of the insurance commissioner of the state of domicile.

Debt and Capital Funding

Allianz AG coordinates and executes external debt financing, securities issues and other capital raising transactions for the Allianz Group. At December 31, 2005, the majority of Allianz AG’s external debt financing was in the form of debentures and money market securities. Our total certificated liabilities outstanding at December 31, 2005 and 2004 were €59,203 million and €57,752 million, respectively. Of the certificated liabilities outstanding at December 31, 2005, €33,097 million are due within one year. See Note 19 to our consolidated financial statements for further information. Our total participation certificates and subordinated liabilities outstanding at December 31, 2005 and 2004 were €14,684 million and €13,230 million, respectively. Of the participation certificates and subordinated liabilities at December 31, 2005, €1,077 million are due within one year. See Note 15 to our consolidated financial statements for further information. Additionally, see Note 39 to our consolidated financial statements for information regarding how we use certain derivatives to hedge our exposure to interest rate and foreign currency risk related to certificated and subordinated liabilities.

Allianz AG owns several finance companies. Among those, primarily Allianz Finance B.V. and Allianz Finance II B.V., both incorporated in The Netherlands, are used from time to time for external debt financing and other corporate financing purposes. In addition, in December 2003, Allianz AG established a Medium Term Note (or “MTN”) program which is used from time to time for purposes of external and internal debt issuance. The volume of debt issued by Allianz Finance B.V. and Allianz Finance II B.V. for the years ended December 31, 2005 and 2004 was €2.7 billion and zero, respectively. At December 31, 2005, Allianz AG had money market securities outstanding with a carrying value of €1,131 million.

In January 2005, we successfully completed our “All-in-One” capital market transactions. The All-in-One capital market transactions (1) reduced the Allianz Group’s equity gearing, (2) included the issuance of a subordinated bond, and (3) helped Dresdner Bank to further reduce its non-strategic asset portfolio.

•	Reduction of equity gearing In order to further reduce our exposure to equities, Allianz AG, through Allianz Finance II B.V., issued a three-year index linked exchangeable bond of €1.3 billion. The redemption value of this security, BITES (or “Basket Index Tracking Equity-linked Securities”), is linked to the performance of the DAX Index and was issued at a DAX-reference level of 4,205.115. During the three-year term of this instrument, Allianz AG may choose to redeem the bond with shares of BMW AG, Munich Re or Siemens AG. Investors will receive an annual out-performance premium of 0.75% on the prevailing future DAX level and a repayment premium of 1.75%, based on the DAX level at redemption.

•	Subordinated bond Allianz AG refinanced part of its 2005 €2.7 billion maturing bonds through the issuance of a subordinated bond in the amount of €1.4 billion. The subordinated bond bears a coupon of 4.375% for the first twelve years and was issued at a price of 98.923%, yielding 4.493%. While this is a perpetual bond, it is callable by Allianz AG for the first time in 2017. Attached to the bond are 11.2 million warrants on Allianz AG shares with a maturity of three years. The bond ex-warrants were placed with institutional investors. In 3Q 2005, warrants representing 9 million Allianz AG shares were exercised. The premiums received thereof were accounted for within shareholders’ equity.

•	Reduction of non-strategic assets by Dresdner Bank Dresdner Bank accomplished a further step in its strategy of reducing its non-strategic equity holdings. Dresdner Bank sold 17,155,008 Allianz AG shares at €88.75 per share to an investment bank, which placed these shares in the form of a Mandatory Exchangeable. This structure enabled the Allianz Group to benefit from a portion of Allianz AG’s future share price appreciation.

In connection with financing the merger of RAS with and into Allianz AG, approximately €2.2 billion, in aggregate, was secured in 3Q 2005 from equity-based financing and the issuance of an equity-linked loan. In this context, approximately €1.1 billion was placed out of authorized capital without pre-emptive rights and a €1.1 billion equity-linked loan was issued with a variable redemption amount linked to the share price of Allianz AG, which can be settled, at our option, in cash or Allianz AG shares.

On March 23, 2005, we repaid the Siemens exchangeable bond issued in 2000. The issue amount of the exchangeable bond of €1.7 billion was repaid in cash as the share price of Siemens AG was below the exercise price. Additionally, on August 26, 2005, we repaid the CHF 1.5 billion senior bond issued in 1999 and 2000. Our use of commercial paper as a short-term financing instrument was reduced by 21.4% to €1.1 billion in 2005 from €1.4 billion in 2004. Interest expense on commercial paper declined marginally to €31.3 million (2004: €31.6 million) due to increasing interest rates in 2005.

In March 2006, Allianz Finance II B.V. issued €800 million of subordinated perpetual bonds, guaranteed by Allianz AG, with a coupon rate of 5.375%. Allianz Finance II B.V. has the right to call the bonds after five years.

Outstanding Allianz AG issued debt(1) — Overview as of December 31, 2005

	Volume	Carrying value	Interest expense in 2005
	€ mn	€ mn	€ mn
Senior bonds(2)	4,732	4,696	250.3
Subordinated bonds	6,324	6,220	355.7
Exchangeable bonds	2,337	2,326	103.1

Bonds total	13,393	13,242	709.1

(1)	Bonds and exchangeable bonds issued or guaranteed by Allianz AG in the capital market, presented at nominal and carrying values. Excludes €85.1 million of participation certificates with interest expense of €6.3 million in 2005.
(2)	Excludes €85 million related to a private placement due in 2006.

Certificated liabilities and subordinated bonds(1) by maturity—Overview as of December 31, 2005 in € mn

(1)	Bonds and exchangeable bonds issued or guaranteed by Allianz AG in the capital market, presented at carrying values. Excludes €85.1 million of participation certificates.
(2)	Excludes €85 million related to a private placement.

The following table describes the Allianz AG issued debt outstanding at December 31, 2005 at nominal values. For further information, see Notes 15, 19 and 32 to our consolidated financial statements.

Allianz AG Issued Debt(1)

1. Senior bonds(2)		Interest expense in 2005
5.75% bond issued by Allianz Finance B. V., Amsterdam
Volume	€1.1 bn
Year of issue	1997/2000
Maturity date	7/30/2007
SIN	194 000
ISIN	DE 000 194 000 5
Interest expense		€63.6mn

5.0% bond issued by Allianz Finance B.V., Amsterdam
Volume	€1.6bn
Year of issue	1998
Maturity date	3/25/2008
SIN	230 600
ISIN	DE 000 230 600 8
Interest expense		€83.7mn

4.625% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€1.1 bn
Year of issue	2002
Maturity date	11/29/2007
SIN	250 035
ISIN	XS 015 878 835 5
Interest expense		€52.2mn

5.625% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€0.9bn
Year of issue	2002
Maturity date	11/29/2012
SIN	250 036
ISIN	XS 015 879 238 1
Interest expense		€50.8mn

Total interest expense for senior bonds		€250.3mn

2. Subordinated bonds
6.125% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€2 bn
Year of issue	2002
Maturity date	5/31/2022
SIN	858 420
ISIN	XS 014 888 756 4
Interest expense		€122.8mn

7.25% bond issued by Allianz Finance II B. V., Amsterdam
Volume	USD 0.5 bn
Year of issue	2002
Maturity date	Perpetual Bond
SIN	369 290
ISIN	XS 015 915 072 0
Interest expense		€29.9mn

6.5% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€1 bn
Year of issue	2002
Maturity date	1/13/2025
SIN	377 799
ISIN	XS 015 952 750 5
Interest expense		€65.0mn

5.5% bond issued by Allianz AG			Interest expense in 2005
Volume	€1.5bn
Year of issue	2004
Maturity date	Perpetual Bond
SIN	A0A HG3
ISIN	XS 018 716 232 5
Interest expense			€83.3mn

4.375% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€1.4 bn
Year of issue	2005
Maturity date	Perpetual Bond
SIN	A0DX0V
ISIN	XS 021 163 783 9
Interest expense			€54.7mn

Total interest expense for subordinated bonds			€355.7mn

3. Exchangeable bonds
1.25% exchangeable bond issued by Allianz Finance II B. V., Amsterdam
Exchangeable for	RWE AG shares
Volume	€1.1 bn
Year of issue	2001
Maturity date	12/20/2006
Current exchange price	€50.16
SIN	825 371
ISIN	XS 013 976 180 2
Interest expense(3)			€45.9mn
Received option premium at issue	€178.1 mn

0.75% Basket Index Tracking Equity Linked Securities (BITES) issued by Allianz Finance II B. V., Amsterdam
Underlying	DAX	®
Volume	€1.3bn
Year of issue	2005
Maturity date	2/18/2008
SIN	A0DX0F
ISIN	XS 021 157 635 9
Interest expense(3)			€57.2mn

Total interest expense for exchangeable bonds			€103.1mn

4. Participation certificates Allianz AG participation certificate
Volume	€85.1 mn
SIN	840 405
ISIN	DE 000 840 405 4
Interest expense			€6.3mn

Total interest expense for participation certificates			€6.3mn

5. Issues that matured in 2005
3.0% issued by Allianz Finance B. V., Amsterdam
Volume	CHF 1.5 bn
ISIN	CH 000 830 806 3
Matured on	8/26/2005
Interest expense			€21.1mn

2.0% exchangeable bond issued by Allianz Finance B. V., Amsterdam
Volume	€1.7 bn
ISIN	DE 000 452 540 7
Maturity date	3/23/2005
Interest expense(3)			€18.8mn

Total interest expense 2005 for matured issues			€39.9mn

Total interest expense			€755.3mn

(1)	Bonds and exchangeable bonds issued or guaranteed by Allianz AG in the capital market.
(2)	Excludes €85 million related to a private placement due in 2006.
(3)	Includes coupon payment and option premium at amortized cost.

Allianz Group Consolidated Cash Flows

Change in cash and cash equivalents for the years ended December 31 in € mn

(1)	Includes effect of exchange rate changes on cash and cash equivalents of €72 million, €(24) million and €(120) million in 2005, 2004 and 2003 respectively.

Net cash flow provided by operating activities increased by €28,975 million to €32,171 million (2004: €3,196 million) in 2005. Of which, the decrease in financial assets and liabilities held for trading contributed €11,885 million (2004: reduction of €30,209 million), mainly resulting from a decline in the trading business and the reduction in trading liabilities. In addition, assets from reverse repurchase agreements and collateral paid for securities borrowing transactions contributed €43,656 million (2004: reduction of €10,136 million), largely as a result of reduced business volume. Conversely, the reduction of liabilities from repurchase agreements and collateral received from securities lending transactions reduced operating cash flow by €18,692 million (2004: increase of €35,255 million). This development was primarily caused by declining business volume, which lead to a reduction in the respective liabilities.

Net cash flow used in investing activities amounted to €22,452 million (2004: €15,378 million), primarily due to an increase in investments held at fair value by €28,983 million (2004: €12,661 million), resulting from a significant inflow of funds from business underwritten.

Net cash flow provided by financing activities increased by €3,922 million to €6,228 million (2004: €2,306 million). Cash inflow from capital increases amounted to €2,183 million (2004: €86 million). Further, the issuance of subordinated debt and the sale of treasury shares contributed to the increased cash flow provided by financing activities.

In total, cash and cash equivalents increased by €16,019 million (2004: decrease of €9,900 million).

Cash and cash equivalents as of December 31, 2005

in € mn (Total: €31,647 mn)

The Allianz Group holds cash and cash equivalents in more than 30 different currencies, although such cash and cash equivalents are held primarily in Euros, followed by U.S. Dollars, Swiss Francs and British Pounds. At December 31, 2005, 2004 and 2003, the Allianz Group held €31,647 million, €15,628 million and €25,528 million, respectively, of cash and cash equivalents. See Note 11 to our consolidated financial statements for additional information on the Allianz Group’s cash and cash equivalents.

Investment Portfolio Impairments, Depreciation and Unrealized Losses

For information concerning the valuation of available-for-sale securities and held-to-maturity securities, see “—Critical Accounting Policies and Estimates—Fair Values of Financial Assets and Liabilities.”

Impairment Charges and Depreciation

For the year ended December 31, 2005, other expenses for investments totaled €1,679 million, of which €921 million related to realized losses, €505 million related to impairments on securities and real estate used by third parties and €253 million related to depreciation recorded on real estate used by third parties. Of the total amount of realized losses in 2005, €898 million related to available-for-sale securities and €23 million to real estate used by third parties, while there were no realized losses on held-to-maturity securities. Of the €505 million related to impairments, €263 million was attributable to impairments recorded on available-for-sale securities, €2 million to impairments recorded on held-to-maturity securities and €240 million to impairments on real estate used by third-parties. Of the available-for-sale impairments we recorded in 2005, €245 million related to equity securities, €10 million to debt securities and €8 million to other available-for-sale securities.

For the year ended December 31, 2004, other expenses for investments totaled €2,672 million, of which €943 million related to realized losses and €1,471 million related to impairments on securities and real estate used by third parties and €258 million related to depreciation recorded on real estate used by third parties. Of the total amount of realized losses in 2004, €890 million related to securities available-for-sale, €1 million to securities held-to-maturity and €52 million to real estate used by third parties. Of the amount related to impairments, €814 million was attributable to impairments recorded on securities available-for-sale, €4 million to impairments on securities held-to-maturity and €653 million to impairments on real estate used by third parties. Of the available-for-sale impairments we recorded in 2004, €764 million related to equity securities, €29 million to debt securities and €21 million to other available-for-sale securities.

Unrealized Losses

As of December 31, 2005, unrealized losses from available-for-sale securities totaled €999 million, of which €188 million were attributable to equity securities, €267 million to corporate bonds, €542 million to government bonds and €2 million to other securities.

As of December 31, 2004, unrealized losses from available-for-sale securities totaled €728 million, of which €393 million were attributable to equity securities, €95 million to corporate bonds, €236 million to government bonds and €4 million to other securities.

The following tables set forth further details regarding the duration and amount below amortized cost of the Allianz Group’s unrealized loss positions for equity securities and debt securities as of December 31, 2005 and 2004, respectively. The length of time criterion reflects the period of time over which a security had continually been in the actual percentage decline category it was in on December 31, 2005 and December 31, 2004, respectively. We believe the following tables provide meaningful disclosure, as they capture the actual percentage decline category and related time period applicable at December 31, 2005 and December 31, 2004, respectively.

As described in more detail in Note 3 to our consolidated financial statements, effective January 1, 2005, the Allianz Group adopted IAS 39 revised, which required a change to our impairment criteria for available-for-sale equity securities. An equity security is considered to be impaired if there is objective evidence that the cost of the equity security may not be recovered. IAS 39 revised requires that a significant or prolonged decline in the fair value of an equity security below cost is considered to be objective evidence of impairment. In addition to the existing qualitative criteria, the Allianz Group established new quantitative impairment criteria for equity securities to define significant or prolonged decline. To satisfy the “significant” criterion, the Allianz Group has established a policy that an equity security is considered impaired if the fair value is below the weighted-average cost by more than 20%. To satisfy the “prolonged” criterion, the Allianz Group established a policy that an equity security is considered impaired if the fair value is below the weighted-average cost for greater than nine months. Each of these policies is applied independently at the subsidiary level. Accordingly, the use of a nine month period is reflected in the table below relating to equity securities as of December 31, 2005, while the table relating to equity securities as of December 31, 2004 is presented in accordance with the 0-6 month period as implemented by the Allianz Group in prior years. However, the unrealized losses within the equity securities aging table as of December 31, 2004 have been revised to reflect the Allianz Group’s impairment policy effective January 1, 2005.

Equity Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2005

	0-6 months	6-9 months	>9 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	3,499	24	86	3,609
Amortized Cost	3,650	26	89	3,765
Unrealized Loss	(151)	(2)	(3)	(156)

20% to 50%
Market Value	49	—	2	51
Amortized Cost	71	—	3	74
Unrealized Loss	(22)	—	(1)	(23)

Greater than 50%
Market Value	7	—	—	7
Amortized Cost	15	—	1	16
Unrealized Loss	(8)	—	(1)	(9)

Total
Market Value	3,555	24	88	3,667
Amortized Cost	3,736	26	93	3,855
Unrealized Loss	(181)	(2)	(5)	(188)

Equity Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2004

	0-6 months	6-12 months	>12 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	1,140	38	278	1,456
Amortized Cost	1,347	42	304	1,693
Unrealized Loss	(207)	(4)	(26)	(237)

20% to 50%
Market Value	103	24	203	330
Amortized Cost	142	33	296	471
Unrealized Loss	(39)	(9)	(93)	(141)

Greater than 50%
Market Value	4	—	14	18
Amortized Cost	10	—	23	33
Unrealized Loss	(6)	—	(9)	(15)

Total
Market Value	1,247	62	495	1,804
Amortized Cost	1,499	75	623	2,197
Unrealized Loss	(252)	(13)	(128)	(393)

Debt Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2005

	0-6 months	6-12 months	>12 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	40,838	4,566	4,404	49,808
Amortized Cost	41,425	4,659	4,530	50,614
Unrealized Loss	(587)	(93)	(126)	(806)

20% to 50%
Market Value	8	6	1	15
Amortized Cost	10	8	2	20
Unrealized Loss	(2)	(2)	(1)	(5)

Greater than 50%
Market Value	—	—	—	—
Amortized Cost	—	—	—	—
Unrealized Loss	—	—	—	—

Total
Market Value	40,846	4,572	4,405	49,823
Amortized Cost	41,435	4,667	4,532	50,634
Unrealized Loss	(589)	(95)	(127)	(811)

Debt Securities Aging Tables: Duration and Amount of Unrealized Losses as of December 31, 2004

	0-6 months	6-12 months	>12 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	15,878	2,632	2,042	20,552
Amortized Cost	16,106	2,655	2,099	20,860
Unrealized Loss	(228)	(23)	(57)	(308)

20% to 50%
Market Value	13	7	25	45
Amortized Cost	18	15	35	68
Unrealized Loss	(5)	(8)	(10)	(23)

Greater than 50%
Market Value	—	—	1	1
Amortized Cost	1	—	4	5
Unrealized Loss	(1)	—	(3)	(4)

Total
Market Value	15,891	2,639	2,068	20,598
Amortized Cost	16,125	2,670	2,138	20,933
Unrealized Loss	(234)	(31)	(70)	(335)

Reversals of Impairment

Pursuant to IAS 39 revised, we no longer record reversals of impairment in our consolidated income statement for available-for-sale equity securities.

For fixed income securities, if, in a subsequent period, the amount of the impairment previously recorded on a security decreases and the decrease can be objectively related to an event occurring after the impairment, such as an improvement in the debtor’s credit rating, the impairment is reversed through other income for investments in the Allianz Group’s consolidated income statement. Such reversals do not result in a carrying amount of a security that exceeds what would have been, had the impairment not been recorded, at the date of the impairment is reversed. For the years ended December 31, 2005, 2004 and 2003, we recorded reversals of impairments of €20 million (available-for-sale securities: €17 million; held-to-maturity securities: €3 million), €73 million (available-for-sale securities: €73 million; held-to-maturity securities: €0 million) and €68 million (available-for-sale securities: €65 million; held-to-maturity securities: €3 million), respectively.

Tabular Disclosure of Contractual Obligations

	Payments Due By Period at December 31, 2005(1)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	€ mn	€ mn	€ mn	€ mn	€ mn
Long-term debt obligations(2)	73,887	34,174	18,009	5,629	16,075
Operating lease obligations(3)	2,883	463	620	543	1,257
Purchase obligations(4)	2,783	533	701	486	1,063
Liabilities to banks and customers(5)	284,968	284,968	—	—	—
Aggregate policy reserves(6)	35,462	1,642	3,248	3,027	27,545
Reserves for loss and loss adjustment expenses(7)	60,246	19,418	15,817	7,941	17,070
Other long-term liabilities(8)	6,876	576	1,212	1,338	3,750

Total contractual obligations	467,105	341,774	39,607	18,964	66,760

(1)	The table sets forth the Allianz Group’s contractual obligations as of December 31, 2005. Contractual obligations do not include contingent liabilities or commitments and only transactions with parties outside the Allianz Group are considered.
(2)	For further information, see Notes 15 and 19 to our consolidated financial statements.
(3)	The amount of €2,883 million is gross of €66 million related to subleases, which represent cash inflow to the Allianz Group.
(4)	Purchase obligations only include transactions related to goods and services; purchase obligations for financial instruments are excluded.
(5)	This amount reflects the current portion of liabilities to banks and customers and includes €14,534 million and €57,624 million of payables on demand, respectively. For further information, see Notes 17 and 18 to our consolidated financial statements.
(6)	Amounts included in the table represent aggregate policy reserves from our life/health insurance operations where the Allianz Group believes the amount and timing of the payment is essentially fixed and determinable. These amounts include, but are not limited to, immediate annuities, guaranteed investment contracts, structured settlements and annuity certain contracts where the Allianz Group is currently making payments and will continue to do so until the occurrence of a specific event, such as death.

Amounts excluded from the table represent aggregate policy reserves from our life/health insurance operations that generally comprise policies or contracts where (i) the Allianz Group is not currently making payments and will not make payments in the future until the occurrence of an insurable event, such as death or disability or (ii) the occurrence of a payment triggering event, such as a surrender of a policy or contract, is outside the control of the Allianz Group. The determination of these liabilities and the timing of payment are not reasonably fixed and determinable since the insurable event or payment triggering event has not yet occurred. Such excluded amounts include, but are not limited to, traditional life, health and disability insurance products, unit-linked and other investment-oriented insurance products, as well as deferred annuities.

Amounts included in the table reflect estimated cash payments to be made to policyholders. Such cash outflows reflect adjustments for the estimated timing of mortality, retirement, and other appropriate factors, but are undiscounted with respect to interest. As a result, the sum of the cash outflows shown for all years in the table of €35,462 million exceeds the corresponding liability of €22,498 million included in our consolidated financial statements at December 31, 2005, which reflect the discounting for interest, as well as adjustments for the timing of other factors as previously noted. For further information on aggregate policy reserves, see Note 16 to our consolidated financial statements.

(7)	Comprise reserves for loss and loss adjustment expenses from our property-casualty insurance operations. The amounts presented in the above table are gross of reinsurance ceded. The corresponding amounts, net of reinsurance ceded, are €15,128 million, €12,741 million, €6,831 million and €14,978 million for the periods less than 1 year, 1-3 years, 3-5 years and more than 5 years, respectively. For further information on reserves for loss and loss adjustment expenses, see “Information on the Company—Property-Casualty Insurance Reserves” and Note 16 to our consolidated financial statements.
(8)	Comprise estimated future benefit payments. For further information, see Note 21 to our consolidated financial statements.

Expected Developments(1)

Economic Outlook

•	Economic growth to improve our business prospects.

For 2006, we expect the global economy to maintain a rate of growth consistent with the previous year, but with decreasing differences between the industrialized countries. The current trade deficit in the United States and the effect it will have on future exchange rates against the U.S. dollar remain uncertain. While the more restrictive monetary policy of the various central banks around the world are working to thwart off the risk of inflation, it is also restricting economic growth. Overall this is a positive business environment for financial service providers.

Our economists forecast world economic growth in 2006 at 3.2% (2005: 3.2%). This should allow world trade to maintain its current dynamic and increase by approximately 8%. We consider the emerging markets, with growth of 5.5%, to have particular potential. Industrialized countries should see expansion of approximately 2.6%, consistent with the previous year.

Growth in Asia of 6.7 % will continue to drive the global economy. We assume that the expansion in South Korea in 2006 will accelerate further. In contrast, economic growth in India will decline slightly to 7.0% (2005: 7.5%), and in China to 8.5% (2005: 9.9%); this will reduce the risk of the economies in these countries from expanding at an over-accelerated pace. In Japan, the largest economy in Asia, we predict continued stable growth of 2.5% (2005: 2.6%).

While economic growth in the United States is predicted to slow to 3.2% (2005: 3.7%), primarily as a result of the restrictive interest rate policy of the Federal Reserve Bank, it should increase slightly in Europe. We believe that most of the EU countries will slightly exceed the growth of the previous year, except in Spain, where we expect the pace of growth to slow. We expect the German economy to perform positively in 2006. We expect increased investment and increases in consumer spending as a response to the changes in tax policy by the German federal government, largely as a result of the increase in value added tax in 2007. We estimate economic growth in Germany will reach approximately 2%, doubling that of the previous year. With minor deviations, EU countries and the Euro zone should also see a comparable level of growth.

On the financial markets, we expect higher interest rates on short maturities as a result of a restrictive monetary policy by the various central banks across the globe. There is great uncertainty as to the strength of the U.S. dollar, as well as, among others, the effects of the substantial trade deficit of the U.S. economy, which may also slow growth. Initial signs seem to indicate that the profitability of U.S. companies will weaken in the second half of 2006, which would negatively affect the performance of the U.S. stock markets.

Industry Outlook

•	Favorable business environment for financial service providers.

These macroeconomic conditions improve the business outlook for financial service providers.

Following a year plagued with a large number of natural catastrophes, including one of the worst hurricane seasons on record, we expect the property-casualty insurance sector to experience an improved year in 2006, further major natural catastrophes notwithstanding. However, as competition for market share is everincreasing, there exists an inherent risk that insurance companies will adopt a less than disciplined approach in underwriting new business in order to gain market share. The rapid growth in the economy, income levels and the value of property in Asia make the market in this region increasingly interesting for the property-casualty insurance business.

We expect the life insurance business to continue to benefit from the continued necessity of individuals and companies making provisions for retirement. This need will be predominantly covered by life insurance and related retirement products. Demand for products of this type should continue to rise, as in many countries reforms of state retirement systems have not yet been completed, consequently additional cuts in anticipated retirement income promised by these government-sponsored plans are expected. Equally significant are the effects of the aging society on the state healthcare systems, but there appears to be little sign of political will for effective reforms in this area. With this in mind, it appears evident that sooner or later it will be unavoidable that citizens themselves will have to

(1)	For a discussion of risks and uncertainties related to these expectations, see “Cautionary Statement Regarding Forward-Looking Statements.”

bear a portion of their healthcare costs, thereby creating attractive business opportunities for private health insurance providers.

The need for people to make provisions for their retirement and the virtually worldwide increase in the standard of living are also leading to a rise in the asset management business. The total assets that must be managed for personal or corporate retirement schemes is steadily increasing. The U.S. and European markets present particular opportunities, where “baby boomers” are nearing retirement age. While this transition will occur in the United States in five to ten years, Europeans still have fifteen to twenty years to make their own provisions for retirement. Another growth area is Asia, whose middle class is increasingly gaining importance with its economic upturn.

Banking, even in Germany, should present encouraging figures because of the solid growth outlook, as this is a more cyclical industry than, for example, insurance. We expect that a higher corporate propensity to invest will noticeably increase demand for credit.

Reporting Changes for the Allianz Group Effective January 1, 2006

Through the implementation of the following reporting changes effective January 1, 2006, and applied retrospectively, we will further improve transparency.

•	Operating profit methodology We will fully align operating profit methodology across all segments, with the exception of the consolidation of intra-Allianz Group dividends. Life/Health segment’s operating profit will be different from our other operations’ operating profit with respect to the consolidation of intra-Allianz Group dividends. Intra-Allianz Group dividends received by our Life/Health segment will be further consolidated on the segment level, due to policyholder participation in these dividends. By refining our operating profit methodology, we will further improve its reflection of our business mechanics. Our definition of operating profit in our various segments may differ from similar measures used by other companies, and may change further over time.

•	Consolidation of intra-Allianz Group dividends Effects within the consolidation column will be significantly reduced as intra-Allianz Group dividends will be eliminated at the recipient. As previously stated, this does not apply to our Life/Health segment.

•	Introduction of re-defined combined ratio Other income and other expenses will be minimized as they will be, to a significant extent, reflected within our re-defined combined ratio. Accordingly, our Property-Casualty segment’s re-defined combined ratio for 2005 will be approximately two percentage points higher compared to that calculated based on the methodology used herein.

•	Introduction of a Corporate segment Clear distinction between results of operations of our Property-Casualty segment and corporate activities through the introduction of a Corporate segment.

•	New structure of Allianz Group income statement All key performance indicators, including a re-defined combined ratio encompassing additional costs, will be able to be directly derived from the income statement.

ITEM 6. Directors, Senior Management and Employees

Corporate Governance

General

Allianz AG is a German stock corporation (Aktiengesellschaft, or “AG”) . The corporate bodies of Allianz AG are the Board of Management (Vorstand), the Supervisory Board (Aufsichtsrat) and the General Meeting (Hauptversammlung). The Board of Management and the Supervisory Board are separate and no individual may serve simultaneously as a member of both boards. This dual board system is required for a German stock corporation by German law.

The Board of Management is responsible for managing the day-to-day business of Allianz AG in accordance with the German Stock Corporation Act (Aktiengesetz, or “AktG”) and the articles of association (Satzung) of Allianz AG. The Board of Management is bound by applicable German law, the articles of association of Allianz AG as well as its internal rules of procedure (Geschäftsordnung). The Board of Management represents Allianz AG in its dealings with third parties. The Supervisory Board oversees the management. It is also responsible for appointing and removing the members of the Board of Management and representing Allianz AG in its transactions with members of the Board of Management. The Supervisory Board is not permitted to make management decisions, but the Supervisory Board or the articles of association must determine that certain types of transactions require the Supervisory Board’s prior consent.

In carrying out their duties, the members of the Board of Management and the Supervisory Board must exercise the standard of care of a diligent and prudent business person. In complying with this standard of care, the members of both boards must take into account a broad range of considerations in their decisions, including the interests of Allianz AG, its shareholders, employees and creditors. Additionally, the Board of Management is required to respect the rights of shareholders to equal treatment and equal information.

Members of either board who violate their duties may be personally liable for damages to Allianz AG. The company may only waive these damages or settle these claims if at least three years have passed from the date of their origination, and if the general meeting approves the waiver or settlement with a simple majority. No approval of a waiver or settlement by the general meeting will be effective if opposing shareholders who hold, in the aggregate, one-tenth or more of the share capital of Allianz AG have their opposition formally noted in the minutes recorded by a German notary. As a general rule under German law, a shareholder has no direct recourse against the members of the Board of Management or the Supervisory Board in the event that they are believed to have breached a duty to Allianz AG.

The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Board of Management must regularly report to the Supervisory Board with regard to current business operations and future business planning (including financial, investment and personnel planning). The Supervisory Board is also entitled to request at any time special reports regarding the affairs of Allianz AG, the legal or business relations of Allianz AG to its subsidiaries and the affairs of any of its subsidiaries to the extent these may have a significant impact on Allianz AG.

The Board of Management is required to ensure that adequate risk management and internal monitoring systems exist within Allianz AG to detect risks relating to the Allianz Group’s business activities at the earliest possible stage.

German Corporate Governance Rules

Principal sources of enacted corporate governance standards for German stock corporations are the German Stock Corporation Act and the German Co-determination Act (Mitbestimmungsgesetz). In addition, the German Corporate Governance Code (the “Code”), published by the German Ministry of Justice (Bundesministerium der Justiz) for the first time in 2002 and now effective in its version as of June 2, 2005, presents essential statutory regulations for the corporate governance of German listed companies. The aim of the Code is to make the German corporate governance rules related to German listed stock corporations transparent for national and international investors. As a German listed stock corporation, Allianz AG is subject to the Code.

The Code comprises a set of best-practice guidelines. In addition to restating various corporate governance-related provisions of German law, the Code contains “recommendations”, which reflect widely recognized standards of corporate governance. Listed companies can deviate from the recommendations, but are then required to disclose this annually. Furthermore, the Code contains “suggestions”, which incorporate additional standards for the sound and responsible management and supervision of a company. Companies can deviate from the Code’s suggestions without disclosure. Topics covered by the Code include:

•	The composition and responsibilities of the Board of Management, the compensation of Board of Management members, and rules for avoiding and resolving conflicts of interest;

•	The composition and responsibilities of the Supervisory Board and committees of the Supervisory Board, the compensation of Supervisory Board members, and rules for avoiding and resolving conflicts of interest;

•	The relationship between the Board of Management and the Supervisory Board;

•	Transparency and disclosure in periodic reports; and

•	Reporting on, and auditing of, the company’s annual financial statements.

Although the Code does not have the force of law, it has a legal basis through the declaration of compliance required by Section 161 of the German Stock Corporation Act, which entered into force in 2002 and requires that the Board of Management and the Supervisory Board of a listed company declare annually either:

(i) that the company has complied, and does comply, with the recommendations set forth in the Code, or, alternatively,

(ii) which recommendations the company has not complied, or does not comply, with (so-called “comply or explain” principle).

On December 15, 2005, the Board of Management and the Supervisory Board of Allianz AG issued the current declaration of compliance stating in its English convenience translation the following:

“1. Allianz AG will comply with all recommendations made by the Government Commission on the German Corporate Governance Code (Code version as of June 2, 2005).

2. Since the last Declaration of Compliance as of December 15, 2004, which referred to the German Corporate Governance Code in its May 21, 2003 version, Allianz AG has complied with the recommendations made by the Government Commission on the German Corporate Governance Code then in force.”

This declaration is made available on a permanent basis to the shareholders on the company’s website under www.allianz.com/corporate-governance. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)

Furthermore, you will find a summary of significant ways in which our corporate governance differs from those required of domestic companies under the NYSE corporate governance standards on our website under www.allianz.com/corporate-governance. (Reference to this URL is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)

Board of Management

The Board of Management of Allianz AG consists of eleven members. Under the articles of association of Allianz AG, the Supervisory Board determines the size of the Board of Management, although it must have at least two members. The articles of association furthermore provide that Allianz AG may be legally represented by two members of the Board of Management or by one member of the Board of Management together with one holder of a general commercial power of attorney (Prokura), which entitles its holder to carry out legal acts and transactions on behalf of Allianz AG. In addition, pursuant to a filing with the commercial register in Munich, Allianz AG may also be represented by two holders of a general commercial power of attorney Prokura. The Supervisory Board represents Allianz AG in connection with transactions between a member of the Board of

Management and Allianz AG. To the extent that a Supervisory Board committee is entitled to decide on a specific matter in lieu of the Supervisory Board, the right of representing Allianz AG vis-à-vis the Board of Management in that matter can be transferred to the relevant Supervisory Board committee.

The Supervisory Board appoints the members of the Board of Management. The initial term of the members of the Board of Management is generally between three and five years. Each member may be reappointed or have his term extended by the Supervisory Board for one or more terms of up to five years each. According to Allianz AG’s practice, the initial appointment or the reappointment of members of the Board of Management attaining the age of 60 is generally limited to terms of one year with the option of further extension if neither the member of the Board of Management nor the Supervisory Board objects. Members of the Board of Management must under Allianz AG’s practice resign from office at the end of the fiscal year in which they attain the age of 65. The Supervisory Board may remove a member of the Board of Management prior to the expiration of his term for good cause, for example in the case of a serious breach of duty or a bona fide vote of no confidence by the general meeting. A member of the Board of Management may not deal with, or vote on, matters relating to proposals, arrangements or contractual agreements between himself and Allianz AG and may be liable to Allianz AG if he has a material interest in any contractual agreement between Allianz AG and a third party which was not disclosed to, and approved by, the Supervisory Board. The Board of Management has adopted its own internal rules of procedure.

The Board of Management regularly reports to the Supervisory Board on the business of Allianz AG. According to the internal rules of procedure of the Supervisory Board, the Board of Management requires the consent of the Supervisory Board for certain transactions, primarily, share capital measures and acquisitions or divestitures of companies or shareholdings in companies of a significant volume.

The current members of the Board of Management, their age as of December 31, 2005, their areas of responsibility, the year in which each member was first appointed, the year in which the term of each member expires, and the principal board memberships outside the Allianz Group, respectively, are as follows:

Name	Age	Area of Responsibility	Year First Appointed	Year Current Term Expires(1)	Principal Outside Board Memberships
Michael Diekmann	51	Chairman of the Board of Management	1998	2011	Member of the Supervisory Boards of BASF AG, Linde AG (deputy chairman) and Lufthansa AG
Dr. Paul Achleitner	49	Group Finance	2000	2009	Member of the Supervisory Boards of Bayer AG, MAN AG and RWE AG
Clement Booth	51	Insurance Anglo Broker Markets, Global Lines	2006	2010	None
Jan R. Carendi	60	Insurance NAFTA	2003	2007	None
Enrico Tomaso Cucchiani	55	Insurance Europe I	2006	2010	Member of the board of directors of ACEGAS-APS S.p.A. and Banca Antonveneta S.p.A.
Dr. Joachim Faber	55	Asset Management	2000	2009	Member of the Supervisory Boards of Bayerische Börse AG and Infineon Technologies AG
Dr. Helmut Perlet	58	Group Controlling, Financial Risk Management, Accounting, Taxes, Compliance	1997	2007	None
Dr. Gerhard Rupprecht	57	Insurance Germany	1991	2008	Member of the Supervisory Boards of Fresenius AG, Heidelberger Druckmaschinen AG, Quelle AG and ThyssenKrupp Automotive AG
Jean-Philippe Thierry	57	Insurance Europe II	2006	2008	Member of the board of directors of Société Financière et Foncière de participation
Dr. Herbert Walter	52	Allianz Dresdner Banking	2003	2007	Member of the Supervisory Boards of Deutsche Börse AG and TSV München von 1860 GmbH & Co.KG aA
Dr. Werner Zedelius	48	Insurance Growth Markets	2002	2009	Member of the board of directors of Rosno

(1)	Upon effectiveness of the contemplated merger of Riunione Adriatica di Sicurtà S.p.A. (RAS) with and into Allianz AG and the change of the legal form of Allianz AG into a European Company (Societas Europaea, SE), as described further in “Information on the Company—Allianz-RAS Merger/European Company (SE)”, the current term of the members of the Board of Management will expire. The members of the Board of Management of Allianz SE will be appointed by the Supervisory Board with a majority of its members participating in the resolution. Notwithstanding this competence of the Supervisory Board of the future Allianz SE according to German corporate law, it is expected that the current members of the Board of Management of Allianz AG will be appointed as members of the Board of Management of the future Allianz SE.

The following is a summary of the business experience of the current members of the Board of Management, including their experience within the Allianz Group:

Michael Diekmann: Joined the Allianz Group in 1988. From 1996 to 1998 he was chief executive officer of Allianz Insurance Management Asia-Pacific Pte. Ltd., Singapore. He became a deputy member of the Board of Management of Allianz AG in October 1998 and a full member in March 2000. He was appointed as chairman of the Board of Management on April 29, 2003.

Dr. Paul Achleitner: Joined the Board of Management of Allianz AG in January 2000. He was previously chairman of Goldman, Sachs & Co. oHG, Frankfurt, Germany and a partner of Goldman Sachs Group from 1994 to 1999.

Clement Booth: Joined the Board of Management of Allianz AG on January 1, 2006. From 1999 to 2003, he was a member of the Board of Management of Munich Re and from 2003 to 2005 he was chairman and CEO of Aon Re International, London.

Jan R. Carendi: Became a member of the Board of Management of Allianz AG in May 2003. He previously held a variety of positions at Skandia Insurance Company Ltd. and other companies of the Skandia Group, including chief executive officer of Skandia Insurance Company Ltd. and Skandia New Markets Inc. and chief executive officer of American Skandia Inc.

Enrico Tomaso Cucchiani: Joined the Board of Management of Allianz AG on January 1, 2006. From 1996, he has held several leading management positions within Lloyd Adriatico S.p.A., Trieste. He became CEO in 1998 and since 2001, he is chairman of the board of directors of Lloyd Adriatico.

Dr. Joachim Faber: Joined the Allianz Group in 1997 after holding various positions at Citibank AG, Frankfurt, Germany (1984-1992), including chairman of the Board of Management, and Citibank International PLC, London (1992-1997), including head of capital markets. He was a member of the Board of Management of Allianz Versicherung from 1997 to 1999 and became a member of the Board of Management of Allianz AG in January 2000.

Dr. Helmut Perlet: Joined the Allianz Group in 1973. He has been head of the foreign tax department since 1981, head of corporate finance since 1990 and head of accounting and controlling since 1992. He became a deputy member in July 1997 and a full member of the Board of Management of Allianz AG in January 2000.

Dr. Gerhard Rupprecht: Joined the Allianz Group in 1979. In January 1989, he became a deputy member, and in January 1991 a full member, and in October 1991 was appointed chairman, of the Board of Management of Allianz Leben. He became a member of the Board of Management of Allianz AG in October 1991.

Jean-Philippe Thierry: Joined the Board of Management of Allianz AG on January 1, 2006. Previously, he was Chairman and CEO of Athena Insurance (1985-1997) and CEO of Generali France (1998-2001). Since June 2001, he is Chairman and Chief Executive Officer of Assurances Générales de France.

Dr. Herbert Walter: Held various positions at Deutsche Bank AG since 1983, including chairman of the business segment Private & Business Clients and speaker of the Board of Management of Deutsche Bank 24. Since 2002, he was a member of the Group Executive Committee of Deutsche Bank group as well as Global Head of Private & Business Clients. He became a member of the Board of Management of Allianz AG on March 19, 2003, and became the Chairman of the Board of Management of Dresdner Bank AG effective March 25, 2003.

Dr. Werner Zedelius: Joined the Allianz Group in 1987. After various positions in branch offices and in the headquarters of Allianz AG, he was General Manager Finance and member of the board of directors of Cornhill Insurance PLC in London from 1996 until 1999. Dr. Zedelius became a member of the Board of Management of Allianz AG on January 1, 2002.

The members of the Board of Management may be contacted at the business address of Allianz AG.

Supervisory Board

In accordance with the articles of association of Allianz AG and the German Co-determination Act (Mitbestimmungsgesetz), the Supervisory Board of Allianz AG consists of 20 members, ten of whom are elected by the shareholders (shareholder representatives) and ten of whom are elected by the employees of the German companies of the Allianz Group (employee representatives). Three of the employee representatives are representatives of the trade unions represented in the Allianz Group in Germany. The general meeting may remove any Supervisory Board member it has elected by a simple majority of the votes cast. The employee representatives may be removed with a majority of three-quarters of the votes cast by those employees who elected them. In addition, any member of the Supervisory Board may resign by written notice to the Board of Management.

The Supervisory Board has a quorum when all members of the Supervisory Board were invited or requested to participate in a decision and either (i) ten or more members, including the chairman of the Supervisory Board, or (ii) if the chairman of the Supervisory Board does not participate in the voting, fifteen or more members participate in the voting. Except where a different majority is required by law or the articles of association of Allianz AG, the Supervisory Board acts by simple majority of the votes cast. In the case of any deadlock, the chairman has the deciding vote. The Supervisory Board meets at least twice each half-year. Its main functions are:

•	to monitor the management of Allianz AG;

•	to appoint the members of the Board of Management; and

•	to approve matters in areas where such approval is required by German law or which the Supervisory Board has made generally or in the individual case subject to its approval. See “—Board of Management.”

In addition, Supervisory Boards of German insurance companies are tasked with the appointment of the external auditor.

The Supervisory Board has established a Standing Committee, an Audit Committee, a Personnel Committee and a Mediation Committee.

Standing Committee. The Standing Committee, which comprises the chairman of the Supervisory Board, his deputy and three additional members elected by the Supervisory Board, may approve or disapprove certain transactions of Allianz AG to the extent that such transactions do not fall under the competency of any other committee or are required to be decided by plenary meeting of the Supervisory Board. The Standing Committee examines the corporate governance of Allianz AG, drafts the declaration of compliance and examines the efficiency of the work of the Supervisory Board. In addition, it determines the guest status of non-members who wish to attend Supervisory Board meetings as well as changes in form to the articles of association. The Standing Committee held three meetings in 2005. The members of the Standing Committee are Dr. Henning Schulte-Noelle as chairman, Norbert Blix, Dr. Gerhard Cromme, Peter Haimerl and Dr. Manfred Schneider.

Audit Committee. The Audit Committee comprises five members elected by the Supervisory Board. The Audit Committee prepares the decisions of the Supervisory Board about the Allianz Group’s annual financial statements, the consolidated financial statements and the appointment of the auditors and ascertains the independence of the auditors. Furthermore, the Audit Committee assigns the mandate to the auditors, sets priorities for the audit and determines the compensation of the auditors. In addition, it examines the quarterly reports. After the end of the fiscal year, the Audit Committee examines the Allianz Group’s annual financial statements and the consolidated financial statements, examines the risk monitoring system and discusses the auditor’s report with the auditors. The Audit Committee held five meetings in 2005. The members of the Audit Committee are Dr. Manfred Schneider as chairman, Dr. Gerhard Cromme, Claudia Eggert-Lehmann, Prof. Dr. Rudolf Hickel and Dr. Henning Schulte-Noelle.

Personnel Committee. The Personnel Committee consists of the chairman of the Supervisory Board and two other members elected by the Supervisory Board. It prepares the appointment of members of the Board of Management. In addition, it tends to on-going personnel matters of the members of the Board of Management including their membership on boards of other companies, the payments they receive and the structure of Group Equity Incentives. See “—Stock-based Compensation Plans—Group Equity Incentive (GEI) Plans.” The Personnel Committee held four meetings in 2005. The members of the Personnel Committee are Dr. Henning Schulte-Noelle as chairman, Norbert Blix and Dr. Gerhard Cromme.

Mediation Committee. The Mediation Committee consists of the chairman of the Supervisory Board and his representative elected according to the rules of the German Co-determination Act of 1976, one member elected by the employees and one member elected by the shareholders. Under Sec. 27(3) of the German Co-determination Act, the Mediation Committee is charged with the solution of conflicts in the appointment of members of the Board of Management. If the Supervisory Board in a vote on the appointment or recall of a member of the Board of Management fails to obtain the required majority, the Mediation Committee has to convene in order to present a proposal to the Supervisory Board. There arose no need for the Mediation Committee to meet in 2005. The members of the Mediation Committee are Dr. Henning Schulte-Noelle as chairman, Wulf Bernotat, Norbert Blix and Hinrich Feddersen.

Each member of the Supervisory Board is generally elected for a fixed term, which expires at the end of the general meeting at which the shareholders discharge the members of the Supervisory Board in respect of the fourth fiscal year after the beginning of the term. The fiscal year in which the members of the Supervisory Board are first elected is not considered. The current term of office of all current members of the Supervisory Board of Allianz AG will expire at the end of the annual general meeting of Allianz AG in 2008. Nevertheless, the term of office of the current members of the Supervisory Board will expire upon the effectiveness of the planned merger of Riunione Adriatica di Sicurta S.p.A. (RAS) with and into Allianz AG and the change of the legal form of Allianz AG into an SE. For further information on the planned merger, see “Information on the Company—Allianz-RAS Merger/European Company (SE)” and “—RAS Merger and the Future Allianz SE—Anticipated Changes in the Corporate Constitution.”

The current members of the Supervisory Board of Allianz AG, their age as of December 31, 2005, their principal occupations, the year in which each member first served on the Supervisory Board and their principal memberships in boards outside the Allianz Group, respectively, are as follows:

Name	Age	Principal Occupation	Year First Appointed	Principal Outside Board Memberships
Dr. Henning Schulte-Noelle, Chairman(1)	63	Former chairman of the Board of Management of Allianz AG	2003	Member of the Supervisory Boards of E.ON AG, Siemens AG and ThyssenKrupp AG

Norbert Blix, Deputy Chairman(2)	56	Employee, Allianz Versicherungs-AG	1997	None

Dr. Wulf H. Bernotat(1)	57	Chairman of the Board of Management of E.ON AG	2003	Member of the Board of Managements of E.ON AG (chairman), Metro AG and RAG AG

Dr. Diethart Breipohl(1)	66	Former member of the Board of Management of Allianz AG	2000	Member of the Supervisory Boards of Continental AG, KarstadtQuelle AG, KM Europa Metal AG (chairman) and member of the board of directors of Atos Origin S.A. and Credit Lyonnais

Dr. Gerhard Cromme(1)	52	Chairman of the Supervisory Board of ThyssenKrupp AG	2001	Member of the Supervisory Boards of ThyssenKrupp AG (chairman), Axel Springer AG, Siemens AG, Hochtief AG, Deutsche Lufthansa AG, E.ON AG, Volkswagen AG, Suez S.A., BNP Paribas and Compagnie de Saint-Gobain S.A.

Claudia Eggert-Lehmann(2)	38	Employee, Dresdner Bank AG	2003	None

Hinrich Feddersen(2)	61	Member of the federal steering committee of ver.di (Vereinte Dienstleistungsgewerkschaft)	2001	None

Name	Age	Principal Occupation	Year First Appointed	Principal Outside Board Memberships
Franz Fehrenbach(1)	56	Chairman of the Board of Management of Robert Bosch GmbH	2005	Member of the Board of Management of Robert Bosch GmbH (Chairman) and member of the Supervisory Board of Robert Bosch Corporation

Peter Haimerl(2)	56	Employee, Dresdner Bank AG; Chairman of the works council of Dresdner Bank	2001	None

Prof. Dr. Rudolf Hickel(2)	63	Professor of Finance, University of Bremen	1999	Member of the Supervisory Boards of Salzgitter AG Stahl und Technologie, Howaldtswerke Deutsche Werft AG and Gewoba AG Wohnen und Bauen in Bremen

Dr. Franz B. Humer(1)	59	Chairman of the board of directors and Chief Executive Officer of F. Hoffmann-La Roche AG	2005	Member of the Supervisory Board of F. Hoffmann-La Roche AG (Chairman) and member of the board of directors of DIAGEO plc

Prof. Dr. Renate Köcher(1)	53	Chairperson Institut für Demoskopie, Allensbach	2003	Member of the Supervisory Boards of MAN AG, Infineon Technologies AG and BASF AG

Igor Landau(1)	61	Member of the board of directors of Sanofi-Aventis S.A.	2005	Member of the Supervisory Boards of adidas-Salomon AG and member of the boards od directors of HSBC France, Essilior S.A. and Sanofi-Aventis S.A.

Dr. Max Link(2)	51	Employee, Allianz Versicherungs-AG	2004	None

Iris Mischlau-Meyrahn(2)	47	Employee, Allianz Lebensversicherungs-AG	2005	None

Karl Neumeier(2)	58	Employee, Allianz Versicherungs-AG	2003	None

Sultan Salam(2)	64	Employee, Dresdner Bank AG	2003	None

Dr. Manfred Schneider(1)	67	Chairman of the Supervisory Board of Bayer AG	1998	Member of the Supervisory Boards of Bayer AG (chairman), DaimlerChrysler AG, Linde AG (chairman), METRO AG, RWE AG and TUI AG

Margit Schoffer(2)	49	Employee, Dresdner Bank AG	2003	None

Prof. Dr. Dennis Snower(1)	55	President of the Kiel Institute for World Economics	2004	None

(1)	Shareholder representative.
(2)	Employee representative.

The members of the Supervisory Board may be contacted at the business address of Allianz AG.

RAS Merger and the Future Allianz SE—Anticipated Changes in the Corporate Constitution

In the course of the contemplated merger of Riunione Adriatica di Sicurtà S.p.A. (RAS) with and into Allianz AG, and the change of the legal form of Allianz AG into a European Company (Societas Europaea, or SE), as described further in “Information on the Company—Allianz-RAS Merger/European Company (SE)”, some changes in the corporate constitution will occur.

According to the Articles of Association (Statutes) of the future Allianz SE, which were approved together with the merger plan by the extraordinary General Meeting of Allianz AG on February 8, 2006, Allianz SE will retain its two-tier board system of a Board of Management and a Supervisory Board. Upon the effectiveness of the merger, the mandates of the current members of the Board of Management and the Supervisory Board of Allianz AG will expire.

The Statutes of the future Allianz SE provide for reducing the size of the Supervisory Board from 20 members to 12, with six members representing the employees to maintain parity. The shareholder representatives on the first Allianz SE Supervisory Board are determined in the Statutes. In the future, the employee representatives on the Supervisory Board will no longer exclusively be representatives of the German employees, but also representatives of the employees of other European countries. They will be named according to the rules effective in their respective countries and will later be elected by the first General Meeting of Allianz SE. For the period prior to the first General Meeting, the employee representatives will be court-appointed.

The German Co-Determination Act will not apply to the future Allianz SE. A special negotiating body will negotiate the scope of employee involvement on the Supervisory Board with the management bodies of Allianz AG and RAS. If no agreement is reached by the established deadline, a statutorily-imposed solution provided for in the German Act on Employee Involvement in a European Company (Gesetz über die Beteiligung der Arbeitnehmer in einer Europäischen Gesellschaft) will apply. This statutorily-imposed solution can also be agreed upon in full or in part by the negotiating parties as a result of the negotiations.

Compensation of Directors and Officers

Remuneration of the Board of Management

The remuneration of the Board of Management of Allianz AG supports sustainable value-oriented management. In the last several years, it has been enhanced in order to arrive at a balanced structure, whose level is appropriate and competitive, and achieves the intended management purpose.

The remuneration of the Board of Management is determined by the Personnel Committee of the Supervisory Board. The remuneration structure is regularly discussed and examined in the plenary meetings of the Supervisory Board. See Note 45 to our consolidated financial statements for more information.

The individual remuneration components for the Board of Management include:

Fixed remuneration

The amount of the fixed remuneration is, on the one hand, determined by the delegated function or responsibility. On the other hand, it is influenced by external market conditions.

Variable remuneration

This component consists of an annual and a mid-term three-year bonus, each of which is performance- and success-related and limited to a maximum amount.

Group Equity Incentive

This consists of stock appreciation rights (SAR) and restricted stock units (RSU). More detailed information on the stock-based remuneration components can be found at Note 43 to our consolidated financial statements or on the Internet at www.allianz.com/cg.

The valuation of the stock-based remuneration is merely a mathematically calculated reference value. If and when the stock-based remuneration actually leads to payment depends on the future development of the share price, the strike price and the date of exercise. Exercise of SARs is possible, at the earliest, two years after their granting, and of RSUs after five years. The exercise, the number of rights issued and the development of the value of stock-based remuneration are shown in the income statement.

Variable remuneration and stock-based remuneration together form a three-tier incentive system.

Yearly bonus (short-term)	3-year-bonus (medium-term)	Stock-based remuneration (long-term)

Target categories	Target categories	Target category
Group objectives	Meeting defined strategic objectives	Sustainable increase in share price
Group/department objectives Individual objectives	Sustained achievement of annual EVA® objectives

EVA® is a registered trademark of Stern Stewart & Co.

Miscellaneous

Income-equivalent ancillary benefits vary with the function and position of the recipient and are subject to personal income tax. They essentially include insurance coverage generally granted in the industry and the use of a company car. In 2005, income-equivalent ancillary benefits amounted to €0.2 million (2004: €0.3 million).

The members of the Board of Management either receive no remuneration from mandates at Allianz Group companies or the remuneration paid to them from such mandates is turned over to the company in full. Of the remuneration received from positions in companies outside the Allianz Group, 50 % is turned over to the company and, in the year under review, this amounted to €0.5 million (2004: €0.5 million). This remuneration is shown in the annual reports of the companies concerned. For a list of supervisory mandates in companies outside the Allianz Group, see “ —Board of Management”.

The individual members of the Board of Management each received the following remuneration:

	Fixed remuneration		Annual bonus(1)		Cash remuneration(2)		Reserves 3-year-bonus(3)		Group Equity- Incentive
Board of Management	2005	Change from previous year	2005	Change from previous year	2005	Change from previous year	2005	Change from previous year	2005 SARs/ RSUs granted
	€ thou	%	€ thou	%	€ thou	%	€ thou	%
Michael Diekmann (Chairman)	900	—	1,494	(10)	2,394	(6)	540	—	45,343
Dr. Paul Achleitner	700	—	1,065	(14)	1,765	(9)	360	—	34,497
Detlev Bremkamp	600	—	886	(19)	1,486	(12)	300	(17)	29,987
Jan R. Carendi	600	—	867	(24)	1,467	(16)	300	(17)	30,896
Dr. Joachim Faber	600	—	916	(17)	1,516	(11)	330	(8)	30,172
Dr. Reiner Hagemann(4)	700	—	1,079	(28)	1,779	(19)	270	(25)	38,859
Dr. Helmut Perlet	600	—	920	(15)	1,520	(10)	360	—	29,874
Dr. Gerhard Rupprecht(5)	600	—	910	(13)	1,510	(8)	360	—	29,235
Dr. Herbert Walter6)	700	—	1,051	(34)	1,751	(24)	310	(14)	54,998
Dr. Werner Zedelius	600	25	975	17	1,575	20	270	(25)	25,471

(1)	Paid in 2006 for fiscal year 2005.
(2)	Total from fixed remuneration and annual bonus.
(3)	Pro rated share of provisions for reporting.
(4)	Total remuneration from Allianz Group Board mandates. Allianz AG has a 62.5% share in this remuneration.
(5)	Total remuneration from Allianz Group Board mandates. Allianz AG has a 50% share in this remuneration.
(6)	Total remuneration from Allianz Group Board mandates. Allianz AG has a 25% share in this remuneration.

The individual members of the Board of Management each received the following stock-related remuneration:

	Number of rights granted		Mathematical value of GEI at the date of grant
	SAR(1)	RSU(2)	SAR(1)	RSU(2)	Total
			€ thou	€ thou	€ thou
Michael Diekmann (Chairman)	30,048	15,295	802	1,304	2,106
Dr. Paul Achleitner	22,860	11,637	610	992	1,603
Detlev Bremkamp	19,872	10,115	530	863	1,393
Jan R. Carendi	20,474	10,422	546	889	1,435
Dr. Joachim Faber	19,994	10,178	534	868	1,402
Dr. Reiner Hagemann(3)	25,751	13,108	687	1,118	1,805
Dr. Helmut Perlet	19,797	10,077	528	859	1,388
Dr. Gerhard Rupprecht(4)	19,373	9,862	517	841	1,358
Dr. Herbert Walter(5)	27,077	27,921	723	2,381	3,104
Dr. Werner Zedelius	16,879	8,592	451	733	1,183

(1)	Following a vesting period, the SARs may be exercised at any time between May 18, 2007 and May 17, 2012 at the latest, provided that the Allianz Share price stands at a minimum of €111.44 and has outperformed Dow Jones EURO STOXX Price Index (600) at least once for a period of five consecutive days during the contractual term. For more detailed information about SARs, see Note 43 to our consolidated financial statements.
(2)	RSUs are exercised the day following expiration of a five-year period; i.e. on May 18, 2010, at the Allianz AG share price applicable on that date. For more detailed information about the RSUs see Note 43 to our consolidated financial statements.
(3)	Total remuneration from Allianz Group Board mandates. Allianz AG has a 62.5% share in this remuneration.
(4)	Total remuneration from Allianz Group Board mandates. Allianz AG has a 50% share in this remuneration.
(5)	Total remuneration from Allianz Group Board mandates. Allianz AG has a 25% share in this remuneration.

Pensions and similar benefits

The pension agreements for members of the Board of Management stipulate retirement benefits of a fixed amount that is not linked to the development of the fixed or variable remuneration components. The agreements are examined and revised at irregular intervals. In 2005, we changed to a contribution-oriented system. This involves savings contributions and a fixed interest rate of 2.75 % per year, which is also the actuarial interest rate for life insurance companies in Germany. In the case of an insured event, the accumulated capital is converted to equal annuity payments that are then paid out for the rest of the member’s life. If the net return on investment exceeds the actuarial interest rate, a corresponding profit share will be credited in the following year.

When a member of the Board of Management retires from the Board at the end of his mandate, old age pension is paid no earlier than upon completion of the 60th year of age, except for cases of professional disability or general disability for medical reasons, or payments to a beneficiary in the case of death. If the mandate is terminated for other reasons before the retirement age has been reached, a non-expiring pension claim is maintained. This does not mean, however, claim to pension payments must begin immediately.

The Allianz Group paid €1.4 million (2004: €2.3 million) to increase pension reserves and reserves for similar benefits for active members of the Board of Management in the past financial year. On December 31, 2005, the corresponding provisions amounted to €26.1 million (2004: €25.8 million).

Remuneration of the Supervisory Board

The remuneration of the Supervisory Board is based on the size of the company, the functions and responsibilities of the members of the Supervisory Board and the financial situation of the company. On May 4, 2005, they were rearranged by resolution of the Annual General Meeting. The relevant provisions are contained in clause 9 of the Articles of Association.

The relationship between the fixed and variable remuneration components is now more balanced. In addition, merit-based remuneration is no longer determined by the dividend, but by corporate earnings per share.

Three components make up the Supervisory Board’s remuneration: a fixed sum of €50,000 and two merit-based components. One has a short-term orientation and depends on corporate earnings per share in the previous fiscal year. The other is long-term and focuses on the cumulative trend in this indicator over the past three years.

The maximum sum for each of the two variable remuneration components is limited to €24,000. This means that the maximum total compensation for a Supervisory Board member is €98,000. This maximum limit would take effect when the previous year’s earnings per share have risen by more than 16%, or when this indicator has improved by a total of 40 % over the past three years. If there has been no improvement in corporate profits per share during the applicable review period (i.e., the previous fiscal year or the past three years), no merit-based remuneration will be awarded.

For the reporting year, both merit-based remuneration components reached €24,000, because corporate earnings per share rose by more than 16 % in 2005, and by more than 40 % between 2002 and 2005.

The chairman and the deputy chairman of the Supervisory Board as well as the chairmen and members of its committees receive additional remuneration as follows: The chairman of the Supervisory Board receives double, and his deputy one and a half times the remuneration of an ordinary member of the Supervisory Board. Members of the Personnel Committee and Standing Committee receive an additional 25%, and their respective chairmen 50%. Members of the Audit Committee are entitled to a fixed sum of €30,000 per year, and the committee’s chairman receives €45,000.

The additional remuneration of the committee members is capped by an upper limit. This limit takes effect when the remuneration of the chairman of the Supervisory Board has reached triple and that of the other members of the Supervisory Board double the basic remuneration.

The members of the Supervisory Board receive a €500 attendance fee for each Supervisory Board or committee meeting that they personally attend. This sum remains unchanged if several meetings occur on one day or when various meetings are held on consecutive days. The total expenditure for attendance fees in the reporting year amounted to €38,500.

The individual members of the Supervisory Board each received the following remuneration:

	Fixed remuneration	Variable remuneration		Committee remuneration	Total remuneration
		short-term	long-term
	€	€	€	€	€
Dr. Henning Schulte-Noelle (Chairman)	100,000	48,000	48,000	98,000	294,000
Norbert Blix (Deputy Chairman)	75,000	36,000	36,000	49,000	196,000
Dr. Wulf H. Bernotat	50,000	24,000	24,000	—	98,000
Dr. Diethart Breipohl	50,000	24,000	24,000	—	98,000
Dr. Gerhard Cromme	50,000	24,000	24,000	79,000	177,000
Claudia Eggert-Lehmann	50,000	24,000	24,000	20,000	118,000
Hinrich Feddersen	50,000	24,000	24,000	—	98,000
Franz Fehrenbach (since May 4, 2005)	33,333	16,000	16,000	—	65,333
Peter Haimerl	50,000	24,000	24,000	24,500	122,500
Prof. Dr. Rudolf Hickel	50,000	24,000	24,000	30,000	128,000
Dr. B. Humer (since May 4, 2005)	33,333	16,000	16,000	—	65,333
Prof. Dr. Renate Kocher	50,000	24,000	24,000	—	98,000
Igor Landau (since January 1, 2005)	50,000	24,000	24,000	—	98,000
Frank Ley (until May 4, 2005)	20,833	10,000	10,000	12,500	53,333
Dr. Max Link	50,000	24,000	24,000	—	98,000
Iris Mischlau-Meyrahn (since May 4, 2005)	33,333	16,000	16,000	—	65,333
Karl Neumeier	50,000	24,000	24,000	—	98,000
Sultan Salam	50,000	24,000	24,000	—	98,000
Dr. Albrecht Schafer (until May 4, 2005)	20,833	10,000	10,000	—	40,833
Dr. Manfred Schneider	50,000	24,000	24,000	69,500	167,500
Margit Schoffer	50,000	24,000	24,000	—	98,000
Dr. Hermann Scholl (until May 4, 2005)	20,833	10,000	10,000	—	40,833
Prof. Dr. Dennis J. Snower	50,000	24,000	24,000	—	98,000

Total	1,087,500	522,000	522,000	382,500	2,514,000

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

Share Ownership

As of March 15, 2006, the members of the management board and the supervisory board held less than 1% of our ordinary shares issued and outstanding. As of such date, based on our share register, the members of the management board and the supervisory board held in the aggregate approximately 2.726 ordinary shares of Allianz AG.

Employees

As of December 31, 2005, the Allianz Group employed a total of 177,625 people worldwide, of whom 72,195, or 40,6%, were employed in Germany. A large number of our German employees are covered by collective bargaining agreements or similar arrangements. In the past three years, there have been no work stoppages or strikes at our various sites that have arisen from collective bargaining disputes or for other reasons which had a material adverse effect on the Allianz Group’s results of operations. We believe that our employee relations are good.

The following table shows the number of employees of the Allianz Group by region for the years ended December 31, 2005, 2004 and 2003.

	At December 31,
	2005	2004	2003
Germany	72,195	75,667	82,245
United Kingdom	27,661	23,817	9,801
France	17,246	17,129	19,639
United States	10,840	10,313	11,058
Italy	7,706	7,715	7,467
Australia	3,673	3,283	3,187
Austria	3,024	3,006	3,246
Hungary	2,839	2,941	3,056
Switzerland	2,823	2,930	3,117
Spain	2,762	2,664	2,735
Slovakia	2,645	2,858	3,039
Brazil	2,345	2,259	2,304
Romania	1,749	1,598	1,332
South Korea	1,711	1,785	1,735
Other	18,406	18,536	19,789

Total	177,625	176,501	173,750

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

Awards were granted by the respective companies in accordance with uniform group-wide conditions. The grant price for SAR and RSU applicable for the award is calculated on the basis of the average daily closing price of the Allianz share in Xetra trading on the 10 trading days following the Annual General Meeting of Allianz AG. The grant price for the GEI plan 2005 is 92.87.

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

For additional information on our Group Equity Incentive Plans see Note 43 to our consolidated financial statements.

Employee Stock Purchase Plans

Allianz AG offers its shares to qualified employees in Germany and abroad at favorable conditions within pre-defined timeframes. To be eligible, employees must have been employed for a minimum period of six continuous months prior to the share offering and no notice of termination of employment must have been served. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares. Allianz AG and each participating Allianz Group subsidiary establishes a restricted period of at least one and maximum five years during which employees may not transfer the shares after purchasing them. After this period, the shares are not subject to vesting or other restrictions. The eligible employees of the Allianz Group acquired a total of 1,144,196 ordinary shares under such arrangements in 2005.

For additional information on our Employee Stock Purchase Plans, see Note 43 to our consolidated financial statements.

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

The outstanding capital stock of Allianz AG consists of ordinary shares without par value that are issued in registered form. Under our articles of association, each outstanding ordinary share represents one vote. Major shareholders do not have different voting rights. Based on our share register, as of March 15, 2006, we had approximately 484,600 registered shareholders, of which approximately 870 were U.S. holders. Based on our share register, approximately 12.1% of our ordinary shares issued were held by such U.S. holders. Although our shareholders are generally required when registering to indicate their respective names, addresses and, in the case of legal entities, whether they hold on behalf of a third party, many of our ordinary shares may be held of record by brokers, trustees or other nominal holders who are not required to provide such information with regard to beneficial holders. As a result, the number of holders of record or registered U.S. holders may not be representative of the actual number of beneficial U.S. holders. For information regarding the share ownership of the members of our Board of Management and our Supervisory Board, see “Directors, Senior Management and Employees—Share Ownership.”

Under the German Securities Trading Act, holders of voting securities of a listed German company must notify the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or BaFin) and the company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of a company’s shares. The provisions of the German Securities Trading Act provide several criteria for attribution of shares.

As of March 15, 2006, we do not have any major shareholder holding 5% or more of our share capital. Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München (Munich Re) informed us pursuant to the rules of the German Securities Trading Act that it has reduced its ownership in Allianz AG to below 5% effective July 14, 2005 and held 4.9% of the voting rights as of that date.

As of March 15, 2006, 406,040,000 ordinary shares were issued, of which 404,310,879 were outstanding and 1,729,121 were held by the Allianz Group in treasury (including 1,305,086 shares held by Dresdner Bank in trading positions). The number of treasury shares held by the Allianz Group has decreased significantly as a result of the reduction of non-strategic assets by Dresdner Bank in the course of the “All-in-One” capital market transactions which were completed on January 28, 2005. For further information regarding such transactions, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt and Capital Funding.”

Significant changes in the percentage ownership held of record by any of our major shareholders in the last three years were as follows:

•	the share ownership of Munich Re as reported to the SEC decreased from 12.8% as of December 31, 2003 to approximately 4.9% of our outstanding ordinary shares on July 12, 2005; and

•	the share ownership of Deutsche Bank as reported to the SEC decreased from approximately 5.5% as of December 31, 2002 to 3.4% as of June 30, 2003.

Related Party Transactions

For a description of related party transactions, see Note 41 to the consolidated financial statements.

ITEM 8. Financial Information

Consolidated Statements and Other Financial Information

See pages F-1 and following for the consolidated financial statements required by this item.

Legal Proceedings

For a description of legal proceedings, see Note 42 to the consolidated financial statements.

Dividend Policy

Allianz AG normally declares dividends at the annual general meeting and pays these dividends once a year. Under applicable German law, dividends may be declared and paid only from balance sheet profits as shown in the German statutory annual financial statements of Allianz AG. For each fiscal year, the Board of Management approves the annual financial statements and submits them to the Supervisory Board with its proposal as to the appropriation of the annual profit. This proposal will set forth what amounts of the annual profit should be paid out as dividends, transferred to capital reserves, or carried forward to the next fiscal year. Upon approval by the Supervisory Board, the Board of Management and the Supervisory Board submit their combined proposal to the shareholders at the annual general meeting. The general meeting ultimately determines the appropriation of the annual profits, including the amount of the annual dividends. Shareholders generally participate in distributions of any dividends in proportion to the number of their ordinary shares. Any dividends declared by Allianz AG will be paid in Euro.

For information regarding annual dividends paid from 2001 through 2005, see “Key Information—Dividends.”

Significant Changes

For a description of significant developments since the date of the annual financial statements included in this annual report, see Note 46 to the consolidated financial statements.

ITEM 9. The Offer and Listing

Trading Markets

The principal trading market for the ordinary shares is the Frankfurt Stock Exchange. The ordinary shares also trade on the following other German stock exchanges: Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart, as well as the stock exchanges in London, Paris and Zürich. The ADSs of Allianz AG, each representing one-tenth of an ordinary share, trade on the New York Stock Exchange under the symbol “AZ.” See also “Major Shareholders and Related Party Transactions—Major Shareholders.”

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

	Price per ordinary share(1)		DAX
	High	Low	High	Low
	€	€
Annual highs and lows
2001	358.3	185.8	6,795.1	3,787.2
2002	259.5	69.4	5,462.6	2,597.9
2003	101.5	41.1	3,965.2	2,203.0
2004	111.2	73.9	4,261.8	3,647.0
2005	129.7	89.7	5,458.6	4,178.1
2006 (through March 31, 2006)	139.5	124.1	5,984.2	5,334.3

Quarterly highs and lows
2004
First quarter	111.2	86.2	4,151.8	3,726.1
Second quarter	94.4	80.7	4,134.1	3,754.4
Third quarter	89.3	73.9	4,035.0	3,647.0
Fourth quarter	97.9	78.5	4,261.8	3,854.4

2005
First quarter	101.0	89.7	4,428.1	4,201.8
Second quarter	98.4	90.1	4,627.5	4,178.1
Third quarter	112.3	95.2	5,048.7	4,530.2
Fourth quarter	129.7	110.6	5,458.6	4,806.1

2006
First quarter	139.5	124.1	5,984.2	5,334.3

Monthly highs and lows
2005
October	117.8	110.6	5,138.0	4,806.1
November	123.9	118.6	5,199.5	4,922.6
December	129.7	125.0	5,458.6	5,266.6

2006
January	135.6	124.1	5,674.2	5,334.3
February	137.4	128.3	5,915.2	5,649.6
March	139.5	128.6	5,984.2	5,673.4

(1)	Adjusted to reflect the capital increase in April 2003.

On March 31, 2006, the closing sale price per Allianz AG ordinary share on XETRA was €137.8, which was equivalent to $167.28 per ordinary share, translated at the closing buying rate for Euros on such date.

Based on turnover statistics supplied by Bloomberg, the average daily volume of the ordinary shares of Allianz AG traded on the Frankfurt Stock Exchange (XETRA) between January 2, 2006 and March 31, 2006 was 3,220,870.

Trading on the New York Stock Exchange

Official trading of Allianz AG ADSs on the New York Stock Exchange commenced on November 3, 2000. Allianz AG ADSs trade under the symbol “AZ.”

The following table sets forth, for the periods indicated, the high and low closing sales prices per Allianz AG ADS as reported on the New York Stock Exchange Composite Tape:

	Price per ADS
	High	Low
	$	$
Annual highs and lows
2001	37.6	18.7
2002	25.2	7.5
2003	12.7	5.0
2004	14.0	9.0
2005	15.4	11.4
2006 (through March 31, 2006)	17.0	15.1

Quarterly highs and lows 2004
First quarter	14.0	10.6
Second quarter	11.4	9.6
Third quarter	10.9	9.0
Fourth quarter	13.3	10.0

2005
First quarter	13.4	11.7
Second quarter	12.6	11.5
Third quarter	13.8	11.4
Fourth quarter	15.4	13.3

2006
First quarter	17.0	15.1

Monthly highs and lows 2005
October	14.1	13.3
November	14.6	14.0
December	15.4	14.8

2006
January	16.5	15.1
February	16.3	15.5
March	17.0	15.4

On March 31, 2006, the closing sales price per Allianz AG ADS on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was $16.7.

ITEM 10. Additional Information

Articles of Association

Information relating to Allianz AG’s articles of association is incorporated in this annual report by reference to Allianz AG’s Registration Statement on Form 20-F (File No. 1-15154) as filed with the SEC on October 31, 2000. Allianz AG’s current articles of association are filed as an exhibit to this annual report.

Organization

Allianz AG is a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act. It is registered in the Commercial Register in Munich, Germany under the entry number HRB 7158.

The share capital of Allianz AG consists of ordinary shares without par value. As of March 15, 2006, the capital stock of Allianz AG amounts to €1,039,462,400. It is sub-divided into 406,040,000 no-par shares, of which 404,310,879 shares were outstanding. See also “Major Shareholders and Related Party Transactions—Major Shareholders.”

Objects and Purposes

Pursuant to article 1, paragraph 2 of our articles of association the purpose of the Company is the direction of an international group of companies that are active in the areas of insurance, banking, asset management and other financial, consulting and similar services. The Company holds interests in insurance companies, banks, industrial companies, investment companies and other enterprises. As a reinsurer, the Company primarily assumes insurance business from its Group companies and other companies in which Allianz AG holds direct or indirect ownership interests.

Copies of the articles of association are publicly available from the Commercial Register in Munich. German- and English-language versions are available at our headquarters and on our website.

Conditions Governing Changes in Capital

Allianz AG has several categories of authorized capital, which are set forth in its articles of association. At the Annual General Meeting on May 5, 2004, the shareholders approved the following authorized capital for issuance of new registered shares by the Board of Management, upon the approval of the Supervisory Board:

•

Up to €450,000,000 in the aggregate on one or more occasions on or before May 4, 2009 by issuing new registered no-par shares against contributions in cash and/or in kind (Authorized Capital 2004/1), of which an amount of €424,100,864 remain as of March 15, 2006. If the capital stock is increased against contributions in cash, the shareholders are to be granted preemptive rights. However, the Board of Management is authorized, upon the approval of the Supervisory Board, to exclude shareholders’ preemptive rights:

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

Furthermore, the Board of Management is authorized, upon the approval of the Supervisory Board, to exclude shareholders’ preemptive rights in the case of a capital increase against contributions in kind. The Board of Management is also authorized, upon the approval of the Supervisory Board, to determine the additional rights of the shares and the conditions of their issuance.

•	Up to €10,000,000 in the aggregate on one or more occasions on or before May 4, 2009 by issuing new registered no-par shares against contributions in cash (Authorized Capital 2004/II), of which amount €4,356,736 remain as of March 15, 2006. The Board of Management is authorized, upon the approval of the Supervisory Board:

(i) to exclude shareholders’ preemptive rights in order to issue the new shares to the employees of Allianz AG and Allianz Group companies;

(ii) to exclude preemptive rights with respect to fractional amounts; and

(iii) to determine the additional rights of these shares and the conditions of their issuance.

The shareholders have conditionally increased the share capital by an aggregate amount of €250,000,000.00 through issuance of up to 97,656,250 new registered no-par shares (Conditional Capital 2004). The conditional capital increase shall be carried out only to the extent that conversation or option rights are exercised by holders of bonds that Allianz AG or its Group companies have issued against payment in cash pursuant to the authorization approved by the Annual General Meeting on May 5, 2004, or to the extent that mandatory conversion obligations are fulfilled, and insofar as no other methods of servicing these rights are used. Of this conditional capital, an amount of up to €226,960,000 through issuance of up to 88,656,250 new registered no-par shares remains as of March 15, 2006.

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

Material Contracts

For information on material contracts to which Allianz AG or any of its subsidiaries was a party in the preceding two years, see Note 41 to our consolidated financial statements and “Information on the Company—Allianz-RAS Merger/European Company (SE).”

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

Taxation of the Company in Germany

German corporations with a fiscal year that equals the calendar year, including Allianz AG, have been subject to a corporate income tax rate of 25% in 2005. The solidarity surcharge of 5.5% on the net assessed corporate income tax has been retained in 2005, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to approximately 26.38%.

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

Under the current system, a tax credit is no longer attached to the dividends. To avoid multiple levels of taxation in a corporate chain, the law provides for an exemption comparable to a full dividend received deduction for inter-corporate dividends at the level of a German corporate shareholder. However, from 2004 onwards, 5% of the gross dividend is considered non tax deductible expense on each level of a corporate chain for corporate tax as well as for trade tax purposes. Dividends received from non-qualifying participations, which are participations of less than 10%, are subject to trade tax on income in full amount. German resident individuals are required to recognize 50% of the dividends received as taxable income.

Imposition of Withholding Tax

Dividend distributions on or after January 1, 2002 by a German corporation with a calendar year that equals fiscal year are subject to a 20% withholding tax. In addition, a solidarity surcharge at a rate of 5.5% on the withholding tax is levied, resulting in an aggregate rate of withholding tax of 21.1% of the declared dividend. The withholding tax is generally withheld irrespective of whether and to what extent the dividend distribution is exempt at the level of the holder.

If you are a Non-German Holder, the withholding tax rate may be reduced in accordance with an applicable income tax treaty. Under most income tax treaties to which Germany is a party, including the U.S.-German income tax treaty, the rate of dividend withholding tax for individual holders and corporate holders of a non-qualifying participation is reduced to 15%. In that case, the Non-German Holder eligible for the reduced treaty rate may apply for a refund of 6.1% of the declared dividend for dividend distributions paid on or after January 1, 2002 by Allianz AG. The application for refund must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, Dienstsitz Bonn, An der Kuppe 1, D-53225 Bonn, Germany). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

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

Taxation of Capital Gains

Under German domestic tax law, capital gains derived on or after January 1, 2002 by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the five-year period immediately preceding the disposition. In computing the relevant size of a Non-German Holder’s shareholding, shareholdings already existing prior to the effective date of the German Tax Reduction Act (approved by the German legislature in July 2000) are also taken into account. Corporate Non-German Holders are exempt from German tax on capital gains derived on or after January 1, 2002 from the sale or other disposition of shares or ADSs in a German corporation with a fiscal year that equals the calendar year. However, from 2004 onwards, 5% of the net capital gain are considered as non tax deductible expense for purposes of corporate income tax as well as trade tax on income. Half of the capital gains realized by the individual Non-German Holders are subject to German individual income tax plus a 5.5% solidarity surcharge.

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

Taxation of Dividends

If you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ordinary shares or ADSs generally will be qualified dividend income if you meet the holding period requirement. You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the gross dividend amount, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The currency gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain.

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

Documents on Display

Allianz AG is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Allianz AG files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the Commission’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Allianz AG’s annual reports and some of the other information submitted by Allianz AG to the Commission may be accessed through this web site. In addition, material filed by Allianz AG can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

The risk management is targeted at protecting our capital base and supporting our value based management.

•	As providers of financial services, we consider risk management one of our core competencies. Risk management is therefore an integrated part of our business controlling process.

•	Risks arise due to insufficient information concerning possible adverse developments affecting our business targets or plans.

•	We identify and measure, aggregate and manage risks. The result of this process determines, among other things, how much capital is allocated to the Allianz Group’s various segments.

Risk Governance Structure

In our business, successful risk management means controlling risks in order to protect the financial strength of the Allianz Group and increase its value on a sustainable basis. Therefore, the Board of Management of Allianz AG formulates the business objectives and allocates the capital resources of the Allianz Group according to return on investment and risk criteria.

The Group Risk Committee monitors the capitalization and risk profile of the Allianz Group to ensure a reasonable ratio between these two criteria. Its role is to ensure comprehensive risk awareness within the Allianz Group and to further improve risk control. It also provides timely information to the Board of Management of Allianz AG about risk relevant developments, sets risk limits, and is responsible for recommending and coordinating risk-containment measures. In 2005, we established a Group Insurance Risk Committee to support the Group Risk Committee in matters concerning property-casualty insurance. This committee is responsible for updating our underwriting guidelines and monitoring the development of our property-casualty insurance portfolio.

Group Risk Control, which reports to the Chief Financial Officer, develops methods and processes for risk assessment and control on an Allianz Group-wide basis. An important instrument to assess the Allianz Group’s risk profile is our internal risk capital model. In 2005, we also introduced a system for systematic qualitative risk evaluation. On this basis, it forms an overview of local and global risks, derives the risk situation of the Allianz Group, and regularly informs management about the current situation. In addition, Group Risk Control ensures that the risk governance principles of the Allianz Group are fully adhered to and further develops these principles. Group Risk Control is also responsible for the centralized monitoring of accumulation risk over all business lines, in particular with respect to natural disasters, market and credit risks. This structure ensures that we control our local and global risks equally and are not exposed to the danger of overall risk increasing unnoticed.

Within our risk governance policy, local units assume independent responsibility for their own risk control, as ultimately, it is they who have to respond quickly to risk changes in a market-oriented manner. At the same time, this independent responsibility enables operating units to meet the applicable legal requirements at their respective locations. In 2005, local risk monitoring was further accelerated. Our large operating entities have established local risk committees and risk control units managed by the Chief Risk Officer of the respective business unit and monitor local risks.

Investment risk management is implemented jointly with local units as part of a structured investment process. The Allianz Group Finance Committee, which is comprised of the members of the Board of Management of Allianz AG, delegates broad decision-making authority to the regional Finance Committees, which monitor the activities in their respective regions or countries. These regional Finance Committees compile local investment guidelines for their particular locations. Operational responsibility for investment portfolios lies within the local units.

Insurance, banking and asset management are all heavily influenced by legal factors; legislative changes in particular have a primary influence on our activities. Legal risks also include major litigation and disputes, regulatory proceedings, and contractual clauses that are unclear or construed differently by the courts. Limitation of such legal risks is a major task of our Legal Department, carried out with support from other departments. The objective is to ensure laws are observed, to react appropriately to all impending legislative changes or new court rulings, attend to legal disputes and litigation, and provide legally appropriate solutions for transactions and business processes.

The Trend Assessment Committee is responsible for the early recognition of new risks. Their role is to study and evaluate changes that may have a significant impact on the Allianz Group’s risk situation. In 2005, we established a panel of experts consisting of representatives from our insurance, banking and asset management segments, which is examining the possible effects of climate change on our business. Its task is to develop risk management strategies and identify potential opportunities resulting from climate change. We also belong to the Emerging Risk Initiative of the CRO Forum’s task force, which examines methods to identify, analyze and manage potential risks. The task force is comprised of representatives from ten international insurance and reinsurance companies.

Independent risk oversight

The principle of independent risk oversight is well-established within the Allianz Group. There is a clear distinction between risk assumption (i.e. the responsibility for the business including associated risk management) and independent risk monitoring. The latter also analyzes alternative courses of action and proposes recommendations to the Risk Committee and the board of directors or Board of Management of the local operating entity or Allianz AG, respectively.

Risk policies

The Group Risk Policy establishes the minimum requirements that are binding for all operating units. Specific minimum risk standards for our insurance, banking and asset management segments translate these requirements into action. In 2005, we supplemented our risk guidelines with standards for addressing natural disaster risks. Such standards are implemented by the operating entities worldwide and are monitored on a regular basis by Group Risk Control through a structured process.

Risk Management Tools

Risk capital

We manage our business activities through our respective local entities. The most important parameters used in our risk-oriented controlling process are Economic Value Added (or “EVA”®) and risk capital. Risk capital is used to hedge against unexpected economic losses. In 2005, we used our internal risk capital model as input for the value-oriented management framework of our insurance companies and Dresdner Bank. For asset management, we used a model based on a concept developed by the Standard & Poor’s rating agency.

Our internal risk capital model evaluates quantifiable risks within a set timeframe and calculates a potential loss. This model allows us to systematically evaluate internal data using methods based on the theory of probability. This process takes into account the special characteristics of our operating entities as well as the specific nature of their risks. The model is based on the value-at-risk approach. Value-at-risk estimates the maximum loss which cannot be exceeded with a certain probability at a specified confidence level within a set holding period. The capital we allocate to our operating entities in accordance with our internal risk capital model meets the requirements for the one-year target shortfall of an “A” rating from Standard & Poor’s. Diversification effects from balancing portfolio risks result in a capitalization of the Allianz Group equivalent to an “AA” rating from Standard & Poor’s. Risk balancing effects result from the fact that not all potential losses are realized at the same time. With the internal risk capital model, we are able to evaluate risks more precisely and optimize allocation of capital within the Allianz Group.

Our risk capital model quantifies the following risk categories:

•	Market risks—Possible losses caused by changes in interest rates, exchange rates, share prices and other relevant market prices (such as raw materials);

•	Credit risks—Possible losses caused by the inability to pay or a downgrade in the credit rating of debtors or counterparties;

•	Actuarial risks—Unexpected financial losses from the sale of insurance protection; and

•	Business risks—Cost and lapse risks, as well as operational risks, i.e. risks associated with external events or arising from insufficient or failing internal processes, procedures and systems.

The risk capital after Group diversification effects and before minority interests amounted to €37.5 billion at December 31, 2005.

Risk capital (after Group diversification) by risk category

As of December 31,	2005	2004
	€ bn	€ bn
Market risks	18.5	15.2
Credit risks	5.7	5.9
Actuarial risks	7.4	8.0
Business risks	5.9	5.2

Total	37.5	34.3

Risk capital (after Group diversification) by segment

As of December 31,	2005	2004
	€ bn	€ bn
Property-Casualty	19.0	17.7
Life/Heath	5.4	4.5
Banking	6.1	6.8
Asset Management	2.5	2.0
Holding	4.5	3.3

Total	37.5	34.3

Risk capital before and after Group diversification

in € bn

The risk profile of the Allianz Group is managed actively. Under the “3+One program”, we reduced risk capital from €43.5 billion at December 31, 2002 to €37.5 billion at December 31, 2005, thereby significantly strengthening the Allianz Group’s capitalization.

Risk capital development as of December 31, (after Group diversification)

in € bn

There are certain risks that cannot be quantified in our risk capital model. For these risks, we pursue a systematic approach with regard to identification, analysis, assessment and monitoring. The assessment is based on qualitative criteria or using scenario analyses. For example, these risks include:

•	Liquidity risks. These are risks that the business is unable to meet its current or future payment obligations in full or on a timely basis. These risks also include risks that, in the event of a liquidity crisis, refinancing funds could only be obtained at higher market rates (refinancing risk) or assets could only be sold at lower market prices (market liquidity risk).

•	Reputational risks. Unexpected losses due to a loss of reputation of our subsidiaries or the Allianz Group. Reputational risks may derive from Allianz Group actions, transactions or products. They may be caused by or result from losses in other risk categories.

Limit System

We monitor and manage credit risks with a limit system that is applicable for the entire Allianz Group. The limit system aggregates major risks of Allianz Group-wide significance from credit insurance, lending and our capital investments and serves as the basis for controlling the risk on an Allianz Group-wide basis in detecting credit risks at an early stage. In 2005, this system assisted in identifying critical developments at an early stage and making adjustments accordingly. The number of counterparties monitored by the limit system was significantly increased in 2005, and we also reinforced the automation of our internal reporting on credit risk and improved our procedures (for example, in relation to reducing risks in a crisis situation).

Stress tests

In addition to risk capital analyses, we also carry out stress tests, which act as early-warning indicators to secure external capital requirements. This affects capital requirements from the viewpoint of our supervisory authorities and rating agencies.

A 10% price decline in our available-for-sale equity securities at December 31, 2005 would have resulted in a €2.4 billion decline in shareholders’ equity before minority interests. If the interest rate had increased by 100 basis points, shareholders’ equity before minority interests would have decreased by €3.6 billion, if we take into account the available-for-sale fixed income securities at December 31, 2005. A 10% devaluation of the U.S. dollar against the Euro at December 31, 2005 would have decreased shareholders’ equity before minority interests by €1.1 billion. These model calculations do not take into account derivatives.

Risk Controlling – Insurance Business

Market risks

We monitor market risks by means of sensitivity analyses and stress testing. As protection against exchange rate fluctuations, we back our insurance commitments, to a very large extent, with funds of the same currency.

In certain insurance lines, there is a direct link between investments and obligations to our customers. For example, life insurance is subject to the guaranteed interest risk in that we must credit interest to our customers pursuant to the underlying contracts. The close relationship between insurance obligations and investment of the capital related to these obligations is monitored by using specific models for asset-liability management which involves integrated management of investment and insurance liabilities. We are continuously developing our asset-liability management. In 2005, we revised our internal model for life insurance with the objective of creating an integrated system to assess our portfolio, calculate risk capital and conduct sensitivity analyses. Once completed, this model will provide significant support to the management of our life insurance business.

In individual cases, we use derivative financial instruments to hedge against price risks, credit risks and risks associated with interest rate changes. We include derivative risks within our investment and monitoring guidelines, which, in our insurance segments, are based on the stricter regulations imposed by supervisory authorities for banks.

We limit liquidity risk by continually reconciling the cash flow from our investment portfolio with our commitment to pay liabilities. We employ actuarial methods for estimating our liabilities arising from insurance contracts. The quality of our investments also guarantees that we can also meet high liquidity requirements, for example, in the event of a natural disaster.

Credit risks

We limit our liability from insurance business by ceding part of the risks we assume to the international reinsurance market. When selecting our reinsurance partners, we consider only companies that offer excellent security. To control this credit risk, we compile Allianz Group-wide data on receivables from insurance losses. At December 31, 2005, approximately 78% of the Allianz Group’s reinsurance recoverables were distributed over reinsurers with an investment grade rating. Additionally, more than 77% were distributed over reinsurers who have been assigned at least an “A” rating by Standard & Poor’s. We may also require letters of credit, deposits, or other financial measures to further minimize our exposure to credit risk. See Note 12 to our consolidated financial statements for further information.

Ceded reserves by rating classes as of December 31, 2005(1)

in € bn

(1)	Net of amounts due to reinsurers.

We limit our fixed income investment credit risk by setting high requirements on the creditworthiness of our debtors and by spreading the risk. Through our central credit risk management, we consolidate our exposure according to debtors and across all investment categories and business segments, and monitor the exposure of the Allianz Group on a monthly basis. At December 31, 2005, approximately 91% of the fixed income investments of the insurance companies of the Allianz Group had an investment grade rating. More than 87% were distributed over obligors that had been assigned at least an “A” rating by Standard & Poor’s.

Fixed income investments by rating classes as of December 31, 2005 in € bn

Actuarial risks

Premium risks are controlled primarily with the assistance of actuarial models used to calculate premiums and monitor claim patterns. In addition, we issue guidelines for underwriting insurance contracts and assuming insurance risks. Natural disasters such as earthquakes, storms and floods represent a special challenge for risk management. In order to manage such risks and better estimate the potential effects of natural disasters, we use special modelling techniques in which we combine data about our portfolio (e.g., the geographic distribution of insurance amounts), with simulated natural disaster scenarios in order to estimate the magnitude of potential damage. Where such models do not exist (e.g., flood risk in Germany), we utilize a scenario-based methodology.

2005 was characterized by a large number of violent hurricanes in the Gulf of Mexico. The three largest hurricanes, Katrina, Rita and Wilma, caused record losses to the insurance industry, in particular Hurricane Katrina with its disastrous impact on New Orleans. The total loss for the Allianz Group was lower than the total risk capital budget of our operating entities for natural disasters, yet the disasters in 2005 and its results must be examined closely so that our simulation systems used to estimate the possible effects of natural disasters can be continually improved.

In 2005, for the first time, we aggregated risk peaks from natural disasters in our portfolio and reinsured such risks. By doing so, we implemented the conclusions suggested by our internal risk capital model. We also continued to develop a limit system arising from natural disaster and terrorism risks, which we plan to further improve in 2006.

Reserve risks We control reserve risks by constantly monitoring the development of the provisions for insurance claims that have been submitted but not yet settled in all companies, and amend the provisions as necessary. For calculating insurance provisions in life insurance, the biometric assumptions, such as life expectancy, disability and illness, play a major role. If available, we use assumptions approved by supervisory authorities and actuarial associations.

Actuarial risks in property-casualty insurance have led to fluctuations of the loss ratio in our Property-Casualty segment over time, as shown below.

Loss ratios years ended December 31,

in %

Business risks

Our operational risks are limited by a wide range of technical and organizational measures. We attempt to reduce any such risks by installing a comprehensive system of internal controls and security systems within each operational entity. In 2005, we introduced a self-assessment system to establish a uniform procedure to detect potential errors and identify internal control weaknesses. Each operating entity evaluates its key processes and existing controls at least once annually. Another instrument to identify weaknesses is through the systemic collection and recording of realized operational losses. An analysis of the causes of such losses assists the operating entity in adopting appropriate measures in order to avoid or limit such losses in the future. The measures to prevent and limit such operational risks are varied, including developing emergency plans, designing appropriate insurance policies, revising processes and adopting additional controls and responsibility assignments.

We understand the lapse risk in our life insurance business to mean the unexpected economic losses due to early cancellation of contracts by our customers. We assess this risk by calculating technical reserves using probability data based on historic rates of cancellation in our respective local markets.

Risk capital

At December 31, 2005, the risk capital of our insurance companies, based on local solvency requirements and before Allianz Group diversification and minority interests, was €23.1 billion for property-casualty insurance (2004: €21.9 billion) and €9.5 billion for life/health insurance (2004: €8.7 billion).

Risk Controlling – Banking Business

Market Risks

The market risks in our banking business are broken down into risks arising in our trading portfolio, banking book and equity holdings (i.e., shareholder risks).

In 1998, the German Federal Financial Supervisory Authority (or “BaFin”) approved Dresdner Bank’s value-at-risk model for purposes of reporting market risks within the trading portfolio in accordance with Principle I of the German Banking Act. The BaFin also approved the improvements made to this model in 2001, 2002 and 2004. This value-at-risk model, which is used to evaluate capital adequacy for regulatory purposes, must take into account market fluctuations which can occur at a confidence level of 99% and a 10-day holding period. The value-at-risk model is supplemented by stress tests which estimate the potential loss under extreme market conditions.

For the purpose of setting internal limits and risk management, we calculate a value-at-risk with a confidence level of 95% and a one-day holding period. Unlike the value-at-risk calculation required by the supervisory authority, which is based on historical market data, we thus assign greater weight to the most recent market fluctuations. By doing so, we ensure that the current market trends are reflected in the value-at-risk calculation on a timely basis.

Value-at-risk is only one of the instruments used to characterize and control the risk profile of Dresdner Bank. In addition, Dresdner Bank also uses operational risk indicators and limits, which are specifically adapted to the risk situation of the trading units. Trading is controlled by setting value-at-risk and operational market risk limits. Current limit utilization is determined and monitored by Group Risk Controlling on a daily basis. Limit breaches are immediately indicated to management so that corrective action can be taken.

Market risks within Dresdner Bank’s trading portfolio had a value-at-risk, with a 99% confidence level and a 10-day holding period, of €66 million at December 31, 2005, compared to €50 million at December 31, 2004.

Value-at-risk statistics (Dresdner Bank)

(99% confidence level, 10-day holding period)

	As of December 31,		Years ended December 31,
			Average		Maximum				Minimum
	2005	2004	2005	2004	2005		2004		2005		2004
	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn		€ mn		€ mn
Aggregate risk	66	50	49	95	105		155		26		46
Interest-rate risk	71	57	52	99	121		159		25		49
Equity risk	12	15	19	20	36		36		10		12
Currency risk	9	9	7	11	21		37		1		2
Commodity risk	1	—	3	—	10		—		0		—
Diversification effect	(27)	(31)	(32)	(35)	—	(1)	—	(1)	—	(1)	—	(1)

(1)	No diversification effect can be taken into account since the maximum and minimum values were measured on different dates.

Market risks within Dresdner Bank’s banking book These risks mainly comprise the risk of interest changes and is analyzed on the basis of sensitivity and value-at-risk indicators. As in the case for Dresdner Bank’s trading portfolio, Dresdner Bank manages this risk by setting value-at-risk limits. At December 31, 2005, the value-at-risk, with a 99% confidence level and 10-day holding period, for interest rate risks at Dresdner Bank amounted to €10.0 million, compared to €8.6 million at December 31, 2004.

Currency risks in the banking book of Dresdner Bank are limited by applying the principle that all loans and deposits in foreign currencies are refinanced or reinvested in the same currency with matching maturities.

Market risks within Dresdner Bank’s equity investments These risks comprise unanticipated economic losses which can arise from providing equity capital to third parties. Following the reduction of substantially all of the equity investments held by the Institutional Restructuring Unit (or “IRU”), our risk exposure was significantly reduced compared to 2004. The IRU was closed on September 30, 2005.

Liquidity risks

Liquidity control and liquidity risk management are the responsibility of Treasury and Risk Controlling within Dresdner Bank, which establish principles for liquidity management within the framework of the Allianz Group’s liquidity policy. This liquidity policy meets both regulatory requirements and Allianz Group standards. The liquidity risk limits set include a reporting process for limit breaches and provisions for emergency planning. Liquidity risk measurement is based on Dresdner Bank’s liquidity management system. This system models the maturities of all cash flows and compiles a scenario-based liquidity balance sheet, taking into account available prime-rated securities. Limits on liquidity gaps are established to manage short-term liquidity risk.

Credit risks

Credit risks include credit and counterparty risks in the lending business, issuer risks from our securities business, counterparty risks from trading activities and country risks.

The central element of approval, monitoring and control process is the rating of our customers. In this process, the various creditworthiness characteristics of our customers are presented in the form of rating classes. To categorize the default probability of a borrower, a system with 16 different rating classes is used. The first six classes correspond to “investment grade”, classes VII to XIV signify “non-investment grade”. Rating classes XV and XVI are default classes according to the Basle II definition. The rating procedures utilized are assessed and improved on an ongoing basis. In 2005, Dresdner Bank further optimized this procedure in light of the Basle II requirements and aims at utilizing the Advanced Internal Ratings-Based (or “IRB”) Approach for the calculation of future regulatory capital requirements.

At December 31, 2005, approximately 87% of overall limits in the trading and banking portfolios of Dresdner Bank were included in rating classes I to VI, compared to 86% at December 31, 2004. Furthermore, approximately 13% were included in rating classes VII to XVI (2004: 14%). Dresdner Bank’s trading business represented 70% of the overall limits and approximately 86% (2004: 91%) of Dresdner Bank’s trading business involved primarily transactions with counterparties from rating classes I to VI, i.e., with state and local agencies and financial services providers at December 31, 2005.

Overall portfolio view by rating class as of December 31, 2005 (Dresdner Bank)

in %

Credit and counterparty risks from loans and advances Of the total credit and counterparty risks from loans and advances of Dresdner Bank’s lending activities at December 31, 2005, 33% was accounted for by the Personal Banking division, 13% by the Private & Business Banking division, 35% by the Corporate Banking division, and 19% by the Dresdner Kleinwort Wasserstein division.

In 2005, credit risk management worked towards systematically reducing our non-strategic loan portfolio, lowering concentration risks and focusing the loan portfolio on certain regions and industries. At December 31, 2005, approximately 64% of the loan portfolio of Dresdner Bank were included in ratings classes I through VI (investment grade). In our loan business, the probability of average default was below the probability of default of the loan portfolio. The overall quality of our loan portfolio has improved significantly in recent years, as shown in the graph below.

Development of Dresdner Bank’s loan portfolio by

ratings classes

Index 12/2003 = 100%

Dresdner Bank’s IRU, which was responsible for reducing our non-strategic loan portfolio, completed its task faster than planned and was closed on September 30, 2005. The IRU’s remaining risk assets were re-transferred primarily to Dresdner Bank’s Corporate Other division on October 1, 2005. Streamlining the loan portfolio has resulted in a significant improvement in portfolio quality. Our total non-performing loans and potential problem loans, which are two measurements utilized to assess the quality of the loan portfolio, decreased from €7.4 billion at December 31, 2004 to €3.0 billion at December 31, 2005.

Country risks These risks comprise exchange rate and transfer risks relating to cross-border transactions. We manage country risks using internal country ratings. These ratings are based upon macroeconomic data and key qualitative indicators. The latter takes into account the economic, social and political environment. The country rating system comprises 16 ratings classes. The country rating system divides countries into those without any discernible risk and those with increased or high risk potential. The country risk management at Dresdner Bank is intended to limit transfer and local risks on the basis of a comprehensive country limit system.

Counterparty risk from trading activities Counterparty risks from the derivative trading business arise mainly from over-the-counter (or “OTC”) transactions. The resulting risk exposure cannot be directly traced to the nominal values of the transactions. In assessing current counterparty risk, positive replacement values from Dresdner Bank’s position is the determining factor. These correspond to the additional expense or lower yield that would result from restoring an equivalent position in the event of a trading partner defaulting. The banking sector, other financial services provider sectors, insurance companies and governments accounted for a large proportion (96.7%) of the positive replacement values at December 31, 2005.

In order to reduce the counterparty risk from trading activities, we entered into inter-product framework netting agreements with our business partners. Netting makes it possible to balance all outstanding receivables and payables with a counterparty if the counterparty defaults. In addition to these framework agreements, exposure from counterparty risk (positive replacement values after netting) is secured using so-called collateral management.

Counterparties – Positive replacement values by market segment (Dresdner Bank)

	As of December 31,
	2005	2004
	€ mn	€ mn
Credit institutions	49,701	46,014
Other financial services providers	33,968	19,752
Insurance companies	274	115
Small business	717	669
Telecommunications, media, technology	236	3,159
Transportation	294	492
Raw materials	30	19
Real estate	60	126
Government	926	59
Other	1,601	2,925

Total—before netting	87,807	73,330

Total—after netting and security	16,260	13,926

Issuer risks Issuer risks arise from Dresdner Bank’s own holdings in securities such as fixed income and equity securities, as well as from synthetic positions assumed through purchasing credit derivatives. Such risks reflect the maximum possible loss in the event of an unexpected loss of a particular issuer. Issuer risks are managed comprehensively, in particular risks arising from credit-sensitive issuers. In 2005, the share of issuer risks of the total loss risk for Dresdner Bank’s trading activities decreased 7 percentage points to 57% at December 31,2005.

Business risks

Dresdner Bank has a process for the systematic identification, measuring and controlling of operational risks. The essential risk factors are evaluated in the framework of a structured self-assessment. A loss database is employed to record and analyze losses that actually occur. An internal risk model was developed for calculating the risk capital requirement using the criteria of the Advanced Measurement Approach (or “AMA”), which shall also be used in the future to determine capital adequacy pursuant to Basle II.

Cost risks

Cost risks comprise unanticipated fluctuations in earnings that arise due to a decline in income without a corresponding decrease in expenses. Cost-cutting measures implemented in the past have significantly reduced risks associated with fixed costs.

Risk capital

At December 31, 2005, the risk capital of Dresdner Bank before Allianz Group diversification was €7.0 billion, compared to €7.9 billion at December 31, 2004.

Risk Controlling – Asset Management

Risk control in asset management is an integral part of the processes of our operating entities and investment platform. The Allianz Global Investor Corporate Center is responsible for ensuring that Allianz Group-wide standards for asset management are applied at the local level. The individual asset management companies continually monitor the portfolio risks of the customer assets they manage by using analytical tools specifically adapted to the risk profile of the product concerned. At the same time, the performance of the various product lines is periodically monitored and analyzed at the Allianz Group level. At December 31, 2005, risk capital in our asset management segment, calculated according to the Standard & Poor’s model and before minority interests, was €2.5 billion compared to €2.0 billion at December 31, 2004.

Risk Monitoring by Third Parties

Supervisory authorities and rating agencies are additional risk monitoring bodies. Supervisory authorities stipulate the minimum precautions and capital requirements that must be accounted for in individual countries and on an international level. Rating agencies determine the relationship between the required risk capital of a company and the available safeguards. In their evaluation of capital resources, the rating agencies include equity shown in the balance sheet, minority interests and other items representing additional securities in times of crisis. At December 31, 2005, this total was at a level that corresponds to our current ratings. At December 31, 2005, the financial strength of the Allianz Group was rated by Standard & Poor’s as “AA-” (outlook stable), by A. M. Best as “A+” (outlook stable), and by Moody’s as “Aa3” (outlook stable).

Outlook

We will continue to strengthen our risk management system in 2006. For example, we will introduce standards for underwriting large insurance risks and for developing and marketing new products. We will complete the analytical model for our life insurance business and introduce the limit system for natural disaster risks.

In addition, we will continue to make progress in our project to evaluate derivatives on the basis of an Allianz Group-wide uniform IT system. We will also strengthen and clarify our guidelines for handling derivatives.

We are monitoring the Solvency II Project to prepare for the anticipated changes to the European insurance solvency requirements. In particular, we are continuously improving the methodology of our internal risk model to meet future requirements on internal models (Solvency II).

In order for the risk management at Dresdner Bank to continue to meet the highest standards, we are continually refining and optimizing our internal bank risk assessment procedures, including data entry and associated processes (Basle II). Dresdner Bank is implementing, on schedule, the supervisory requirements of the Capital Accord of Basle II and the related German implementing regulation, the

Solvency Regulation (Solvency Order/SolvV). Dresdner Bank is targeting to implement advanced approaches by applying the Advanced IRB Approach for credit risks and the AMA for operational risks. Dresdner Bank already uses a comparable process for its internal risk management.

Finally, Dresdner Bank will introduce in 2006 a new validation process for its rating process, which will meet growing internal and external demands.

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

Assumptions

In calculating equity price sensitivity, the Allianz Group assumes a 20% decrease in stock prices. This scenario has been chosen in conformity with German risk reporting standards. Estimates of interest rate risk sensitivity assume a 100 basis point parallel increase in interest rates. If interest rates rise, the fair values of interest-sensitive instruments such as bonds, loans and mortgages may fall; the magnitude of this decrease depends on the maturity, coupon and other characteristics of a particular instrument. The sensitivity analysis tables below show the aggregate effect on the fair value of all of the Allianz Group’s interest-sensitive assets and liabilities, assuming a 100 basis point parallel shift that occurs simultaneously and instantaneously across all countries, markets and maturities. This scenario has also been chosen in conformity with German risk reporting standards.

Foreign exchange risk is calculated in a manner similar to equity price sensitivity, by assuming a 10% decrease in all non-euro currency exchange rates against the euro. Consequently, the aggregate fair value sensitivity shown in the sensitivity analysis tables below illustrates the effect on fair values if, simultaneously and uniformly, all non-Euro currencies lose 10% of their value relative to the Euro.

The Allianz Group believes that the scenarios used in sensitivity analysis represent reasonable assumptions based on past observations of market conditions. Although market fluctuations exceeding 20% or 100 basis points are possible, the Allianz Group believes that estimates based on these assumptions offer a fair view on the risk inherent in its positions. Although these assumptions are intentionally simplified (e.g., they assume static portfolios and do not take into account that market prices under normal conditions change simultaneously or by a different magnitude), the Allianz Group believes they provide a useful framework for its risk management analysis and support the Allianz Group’s strategic decisions.

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

Finally, the Allianz Group’s sensitivity analyses are estimates based on a fixed point in the past. Nearly all of the Allianz Group’s assets and liabilities are subject to market risk from fluctuating equity, interest and foreign exchange markets. These fluctuations cannot be foreseen and can occur suddenly. The quantitative risk measurements provided by the model and reflected in the table below are a snapshot, describing the potential losses to investments under a particular set of assumptions and parameters. Although these measurements reflect reasonable possibility, they may differ considerably from actual losses that may be experienced in the future.

Allianz Group Market Risk Exposure Estimates

Trading Portfolios

Although the trading portfolios of the Allianz Group in terms of activity and absolute volumes relate primarily to the banking segment, this does not hold true for the resulting market risk. While in the Banking segment the whole portfolio comprising assets and liabilities are classified as trading, the resulting market risks in the insurance segment relate mainly to the hedging of insurance liabilities not classified as trading. In its worldwide trading activities, the Allianz Group uses financial derivatives both as non-standardized financial instruments for the individual management of market risks and as a component of structured financial transactions. The Allianz Group uses derivatives to manage its proprietary trading portfolio. The Allianz Group’s derivative trading activities focus on interest bearing financial instruments, predominately interest rate swaps. The Allianz Group also uses currency and credit derivatives as well as equity/index derivatives.

Insurance Operations. The Allianz Group’s insurance business does not generally engage in trading activities. With the adoption of IAS 39, however, derivative instruments that do not meet IAS hedge accounting standards are treated as trading derivatives. As a result of this accounting rule, the trading portfolio tables below show significant impact from trading not only for the Allianz Group’s banking business but also for its insurance business. Derivatives used in the Allianz Group’s insurance operations, however, are principally used for portfolio hedging and not for trading purposes. For instance, the significant change of the interest rate sensitivity for the life/health segment is due to the fact that we designated fixed income bonds to trading for Allianz Life so as to more appropriately match the changes in the fair values of these assets with the corresponding changes in fair value of the liabilities. The increase of equity price risk sensitivity in the property-casualty segment as compared with the prior year is mainly driven by a short DAX forward maturing in 2008. This position forms part of the convertible bond “BITES”, which has been issued by Allianz AG in January 2005 in order to further reduce its overall long equity exposure.

Banking Operations. The Banking segment is active in trading equities, interest rate instruments and foreign exchange and commodities. The Banking segment uses derivatives in its trading portfolios primarily to meet customer demands as well as to hedge market and credit risk. Derivatives are also used to take advantage of market opportunities. In terms of volume, the primary derivative products the Allianz Group uses are interest rate swaps, futures and options as well as foreign exchange forwards and equity related options. In comparison to the prior year, credit derivatives were used more extensively (+85%) in 2005, while still at a comparably low absolute level (i.e., notional of credit derivatives amount to 15% of the outstanding notional of interest rate derivatives). The primary exposures in foreign currencies are U.S. Dollars and British Pounds.

The following table shows the sensitivity analysis of the market risk in the material trading portfolio of the Allianz Group. Certain financial instruments are included in more than one risk category because they may be affected by changes in more than one parameter. For example, equities denominated in non-Euro currencies are affected by fluctuation in both stock prices and exchange rates.

Sensitivity Analysis by Business Segment and Risk Category: Trading Portfolios

	At December 31, 2005
	Property- Casualty	Life/Health	Asset Management	Banking	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Equity price risk(1)	291	15	(21)	(216)	69
Interest rate risk	19	(22)	4	33	34
Foreign exchange risk(2)	(38)	(191)	(21)	(13)	(263)

	At December 31, 2004
	Property- Casualty	Life/Health	Asset Management	Banking	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Equity price risk(1)	—	(57)	(25)	(105)	(187)
Interest rate risk	56	288	2	6	353
Foreign exchange risk(2)	(83)	(124)	(9)	(38)	(254)

(1)	Amounts do not take into account investments in associated enterprises and joint ventures.
(2)	Amounts take into account financial instruments not denominated in Euros.

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

Insurance Segment. The insurance segment’s non-trading portfolio is exposed to foreign exchange risk because some of its assets are denominated in currencies other than the Euro. If non-Euro foreign exchange rates decline against the Euro, the fair values of the corresponding assets would also decline. The insurance segment’s primary exposures for foreign exchange risk are for the U.S. Dollar, Swiss Franc and Korean Won. Local laws generally require that the insurance policy obligations of the Allianz Group’s subsidiaries and the investments covering them must be in the same currency. As a result, currency fluctuations in connection with foreign subsidiaries have only a minor impact on the insurance segment’s risk management strategies.

Most of the Allianz Group’s insurance-related equity investments are intended to be held for the long term. The equity holdings are primarily in the Euro zone equity markets of Germany, France and Italy, with significant additional exposures in the Swiss and U.K. markets.

The insurance segment is exposed to interest rate risk due to its investments in fixed income instruments, in particular bonds, loans and mortgages. The primary exposures for interest rate sensitivity securities are for bonds, loans and mortgages held by the Allianz Group’s German, French, U.S. and Italian subsidiaries.

Banking Segment. The Allianz Group’s banking operations are subject to currency risk on all non-Euro loans and deposits. For non-trading activities, it is the Allianz Group’s policy that all loans and deposits in foreign currencies be funded and reinvested in the same currency and with matching maturities. Any residual risk in non-trading portfolios results primarily from operating profits of affiliated companies abroad during 2005.

The non-trading portfolio of the Banking segment with respect to interest rate risk includes all loans and deposits, issued securities, interest rate-related investment securities as well as corresponding hedges of Dresdner Bank as well as the other banks belonging to the Allianz Group. Market risk associated with these positions is primarily interest rate risk resulting from long-term fixed rate loans, which are funded in part by short-term deposits. On Dresdner Bank’s non-trading books, interest rate derivatives are used to hedge risk associated with fixed rate loans. For this purpose, Dresdner Bank primarily uses interest rate swaps. Futures and options are also used for asset and liability management in the non-trading activities, albeit to a significantly lesser degree. The Allianz Group also used swaptions to hedge risk arising from a borrower’s prepayment options under some loan agreements. A small volume of equity derivatives is held due to investments in shares from affiliated and non-affiliated companies.

Equity holdings in the banking segment are primarily in the German market. The following table shows a sensitivity analysis of the market risk in the Allianz Group’s material non-trading portfolios. Certain financial instruments are included in more than one risk category because they may be affected by changes in more than one parameter.

Sensitivity Analysis by Business Segment and Risk Category: Non-Trading Portfolios

	At December 31, 2005
	Property- Casualty	Life/Health	Asset Management	Banking	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Equity price risk(1)	(4,952)	(7,185)	71	(864)	(12,930)
Interest rate risk	(1,355)	(13,003)	(7)	(37)	(14,402)
Foreign exchange risk(2)	(2,805)	(4,725)	(14)	(53)	(7,597)

	At December 31, 2004
	Property- Casualty	Life/Health	Asset Management	Banking	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Equity price risk(1)	(3,653)	(5,568)	(8)	(781)	(10,011)
Interest rate risk	(1,136)	(10,353)	—	(44)	(11,532)
Foreign exchange risk(2)	(1,693)	(3,714)	(28)	85	(5,350)

(1)	Amounts do not take into account investments in associated enterprises and joint ventures.
(2)	Amounts take into account financial instruments in foreign currency.

The significant increase of equity risk is related to the overall appreciation of equity markets in 2005, while the increase in foreign exchange risk and interest risk is mainly driven by the business growth in the United States as well as the strong appreciation of the U.S. Dollar against the Euro in 2005.

ITEM 12. Description of Securities Other than Equity Securities

Not applicable.

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

For its fiscal year 2005, the Allianz Group performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures in accordance with Section 302 of the Sarbanes-Oxley Act (or “SOA”). In doing so, we recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance of achieving the desired control objectives. The Allianz Group’s management is required to apply judgment in evaluating the risks facing the Allianz Group in achieving its objectives, in determining the risks that are considered acceptable to bear, in assessing the likelihood of the risks concerned materializing, in identifying its ability to reduce the incidence and impact on the business of risks that do materialize and in ensuring the costs of operating particular controls are proportionate to the benefit.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of the Allianz Group’s disclosure controls and procedures, as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, in light of the judgments noted above as of the end of the period covered by this report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that these disclosure controls and procedures provided reasonable assurance as to effectiveness as of December 31, 2005.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during fiscal year 2005, which have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

Our Supervisory Board has determined that Dr. Manfred Schneider, chairman of the audit committee, meets the criteria of an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F. Dr. Schneider is an “independent” member of the Supervisory Board in accordance with NYSE listing standards applicable to Allianz AG.

ITEM 16B. Code of Ethics

In response to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a specific Code of Ethics in addition to our general Code of Conduct that applies to all members of our Board of Management, including persons performing the functions of a principal executive officer, principal financial officer, principal accounting officer and controller and senior employees performing similar functions. A copy of this code of ethics is available on our Internet website www.allianz.com/corporate-governance. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document). There have been no amendments or waivers to this code of ethics since its adoption. Information regarding any future amendments or waivers will be published on the aforementioned website.

ITEM 16C. Principal Accountant Fees and Services

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (or “KPMG DTG”) serves as the external auditing firm for the Allianz Group.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by KPMG DTG or KPMG DTG and the worldwide member firms of KPMG International (or “KPMG”) in each of the following categories: (i) Audit Fees, which comprise fees billed for services rendered for the audit of the Allianz Group’s consolidated financial statements, the statutory audits of the financial statements of Allianz AG and its subsidiaries or services that are normally provided in connection with statutory and regulatory filings or engagements; (ii) Audit-Related Fees, which comprise fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and which are not reported under (i); (iii) Tax Fees, which comprise fees billed for professional services rendered for tax compliance, tax advice and tax planning; and (iv) All Other Fees, which comprise fees billed for all other products and services provided other than the services reported under (i) through (iii).

Fees of KPMG worldwide

	Years ended December 31,
	2005		2004
	€ mn		€ mn
Audit fees Audit-related fees Tax fees All other fees	60.1 11.0 4.0 12.1		38.6 16.1 3.2 12.1

Total	87.2	(1)	70.0	(1)

(1)	Fees attributable to KPMG DTG for audit fees were €26.3 million (2004: €16.4 million), audit-related fees € 3.6 million (2004: €6.9 million), tax fees € 1.0 million (2004: € 0.4 million) and all other fees € 3.7 million (2004: € 6.2 million) for the year ended December 31, 2005.

Audit Fees KPMG billed the Allianz Group an aggregate of €60.1 million in 2005 and €38.6 million in 2004 in connection with professional services rendered for the audit of our annual consolidated financial statements and services normally provided by KPMG in connection with statutory and regulatory filings or engagements. These services consisted mainly of periodic review engagements and the annual audit.

Audit-Related Fees KPMG billed the Allianz Group an aggregate of €11.0 million in 2005 and €16.1 million in 2004 for assurance and related services. These services consisted primarily of advisory and consulting services related to accounting and financial reporting standards, financial due diligence services, and review procedures associated with SOX 404 implementation.

Tax Fees KPMG billed the Allianz Group an aggregate of €4.0 million in 2005 and €3.2 million in 2004 for professional services, primarily for tax advice and tax compliance.

All Other Fees KPMG billed the Allianz Group an aggregate of €12.1 million in 2005 and €12.1 million in 2004 for other services, which consisted primarily of general consulting services and other services such as assistance in documenting internal control policies and procedures under the guidance of Allianz Group management.

All services provided by KPMG to Allianz Group companies, other than audit services, must be pre-approved separately by the Audit Committee of the Allianz AG Supervisory Board. The Audit Committee pre-approval process is based on the use of a “Positive List” of activities decided by the Audit Committee and, in addition, a “Guiding Principles and User Test” is applied. All internal control-related services are specifically pre-approved by the Audit Committee. Group Compliance and KPMG report to the Audit Committee periodically with respect to services performed. In 2005, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services subject to paragraph (c)(7)(1)(G) of Rule 2-01 of Regulation S-X was less than 5%.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Our Audit Committee consists of three shareholder representatives and two employee representatives, one of whom is employed by the Allianz Group. With respect to the employee representative employed by the Allianz Group, Allianz AG relies on the exemption afforded by Rule 10A-3(b)(1)(iv)(C) under the Securities Exchange Act of 1934. We believe that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth the information with respect to purchases made by or on behalf of Allianz AG or any “affiliated purchaser”, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, of Allianz AG shares for the year ended December 31, 2005.

Period		Total Number of Shares Purchased(1)		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January	1/1/05-1/31/05	—		—		N/A	N/A
February	2/1/05-2/28/05	—		—
March	3/1/05-3/31/05	—		—
April	4/1/05-4/30/05	—		—
May	5/1/05-5/31/05
June	6/1/05-6/30/05	—		—
July	7/1/05-7/31/05	—		—
August	8/1/05-8/31/05	—		—
September	9/1/05-9/30/05	—		—
October	10/1/05-10/31/05	18,221	(2)	118.26	(2)
November	11/1/05-11/30/05	1,148,150	(3)	103.50	(3)
December	12/1/05-12/31/05	199	(4)	125.55	(4)
Total		1,166,570		103.73

(1)	This table excludes market-making and related hedging purchases by Dresdner Bank and certain other Allianz Group entities. The table also excludes Allianz AG shares purchased by investment funds managed by Allianz Group entities for clients in accordance with investment strategies that are established by fund managers acting independently of Allianz AG.
(2)	Allianz Cornhill Share Schemes Trustees Limited purchased these shares for distribution to employees in accordance with the share incentive place (or “SIP”) of Allianz Cornhill Insurance plc (or “ACI”). ACI implements the Allianz Group’s Employee Stock Purchase Plan through its SIP. For further information, see Note 43 to our consolidated financial statements.
(3)	Allianz AG purchased these newly issued shares in connection with the Allianz Group’s Employee Stock Purchase Plan.
(4)	Allianz AG purchased these shares to adjust a temporary deficit in its Employee Stock Purchase Plan account.

PART III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

See pages F-1 forward for the consolidated financial statements required by this item.

ITEM 19. Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Document
1.1	Articles of Association, dated January 2006

4.1	Cancellation Agreement with respect to the Principles of Cooperation between Allianz AG and Munich Re, dated October 2003 (Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.2	Form of Services Agreement of Members of the Board of Management of Allianz AG

4.3	English translation of the Merger Plan between Allianz AG and Riunione Adriatica di Sicurtà S.p.A., dated December 16, 2005 (Incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form F-4 filed with the SEC on December 22, 2005 (File No. 333-128715))

7.1	Statement regarding ratio of earnings to fixed charges

8.1	List of subsidiaries

12.1	Certification of the Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements
	Consolidated Balance Sheets	F-1
	Consolidated Income Statements	F-2
	Consolidated Statements of Changes in Shareholders’ Equity	F-3
	Consolidated Cash Flow Statements	F-4
Notes to the Allianz Group’s Consolidated Financial Statements		F-5
1	Issuance of the Declaration of Compliance with the German Corporate Governance Code according to clause 161 AktG, nature of operations and basis of presentation	F-5
2	Summary of significant accounting policies	F-5
3	Recently adopted and issued accounting pronouncements	F-19
4	Consolidation	F-27
5	Segment reporting	F-29
Supplementary Information on the Allianz Group’s Assets		F-44
6	Intangible assets	F-44
7	Investments in associated enterprises and joint ventures	F-46
8	Investments	F-46
9	Loans and advances to banks and customers	F-51
10	Financial assets carried at fair value through income	F-54
11	Cash and cash equivalents	F-54
12	Amounts ceded to reinsurers from reserves for insurance and investment contracts	F-54
13	Other assets	F-55
Supplementary Information on the Allianz Group’s Shareholders’ Equity and Liabilities		F-57
14	Shareholders’ equity	F-57
15	Participation certificates and subordinated liabilities	F-62
16	Reserves for insurance and investment contracts	F-63
17	Liabilities to banks	F-67
18	Liabilities to customers	F-67
19	Certificated liabilities	F-68
20	Financial liabilities carried at fair value through income	F-69
21	Other accrued liabilities	F-69
22	Other liabilities	F-76
23	Deferred income	F-76
Supplementary Information on the Allianz Group’s Consolidated Income Statement		F-77
24	Premiums earned (net)	F-77
25	Interest and similar income	F-78
26	Income from investments in associated enterprises and joint ventures (net)	F-79
27	Other income from investments	F-79
28	Income from financial assets and liabilities carried at fair value through income (net)	F-79
29	Fee and commission income, and income from service activities	F-80
30	Other income	F-81
31	Insurance and investment contract benefits (net)	F-82
32	Interest and similar expenses	F-83
33	Other expenses from investments	F-84
34	Loan loss provisions	F-84
35	Acquisition costs and administrative expenses	F-85
36	Other expenses	F-86
37	Taxes	F-86

Other Information		F-88
38	Supplementary information on the Banking segment	F-88
39	Derivative financial instruments	F-90
40	Fair value	F-94
41	Related party transactions	F-95
42	Contingent liabilities, commitments, guarantees, and assets pledged and collateral	F-96
43	Share based compensation plans	F-101
44	Earnings per share	F-107
45	Other information	F-108
46	Subsequent events	F-108
47

Summary of significant differences between the accounting principles used in the preparation of the consolidated financial statements and accounting principles generally accepted in the United States of America

F-110
48	Selected subsidiaries and other holdings	F-129
Schedules
	Schedule I Summary of Investments	S-1
	Schedule II Parent Only Condensed Balance Sheet (IFRS BASIS)	S-2
	Schedule III Supplementary Insurance Information	S-5
	Schedule IV Supplementary Reinsurance Information	S-7

Report of Independent Registered Public Accounting Firm

To the Board of Management and Supervisory Board of Allianz Aktiengesellschaft:

We have audited the accompanying consolidated balance sheets of Allianz Aktiengesellschaft and subsidiaries (collectively, “the Allianz Group”) as of December 31, 2005 and 2004, and the related consolidated income statements, consolidated statements of changes in shareholders’ equity and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2005. In connection with our audits of the consolidated financial statements we have also audited the accompanying financial statement schedules. These consolidated financial statements and financial statement schedules are the responsibility of Allianz Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Allianz Group as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with International Financial Reporting Standards. Also in our opinion, the related financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As described in Note 3 to the financial statements, in connection with adoption of the new and revised International Financial Reporting Standards which became effective January 1, 2005, the Allianz Group has revised the 2004 financial statements to reflect retrospective application of select accounting principles.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 47 to the consolidated financial statements.

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Munich, Germany

April 6, 2006

Consolidated Balance Sheets

as of December 31, 2005 and 2004

		2005	2004
	Note	€ mn	€ mn
ASSETS
Intangible assets	6	15,385	15,147
Investments in associated enterprises and joint ventures	7	2,095	5,757
Investments(1)	8	282,920	248,327
Loans and advances to banks	9	151,384	181,543
Loans and advances to customers	9	185,424	195,680
Financial assets carried at fair value through income(2)	10	235,007	240,574
Cash and cash equivalents	11	31,647	15,628
Amounts ceded to reinsurers from reserves for insurance and investment contracts	12	22,120	22,310
Deferred tax assets	37	14,596	14,139
Other assets	13	57,303	51,213

Total assets		997,881	990,318

		2005	2004
	Note	€ mn	€ mn
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity before minority interests		39,487	29,995
Minority interests in shareholders’ equity		7,615	7,696
Shareholders’ equity	14	47,102	37,691
Participation certificates and subordinated liabilities	15	14,684	13,230
Reserves for insurance and investment contracts	16	359,137	326,380
Liabilities to banks	17	151,957	191,347
Liabilities to customers	18	158,359	157,137
Certificated liabilities	19	59,203	57,752
Financial liabilities carried at fair value through income	20	144,640	145,137
Other accrued liabilities	21	14,302	13,984
Other liabilities	22	31,383	31,271
Deferred tax liabilities	37	14,621	14,350
Deferred income	23	2,493	2,039

Total shareholders’ equity and liabilities		997,881	990,318

(1)	of which €5,079 mn and €540 mn are pledged to creditors and can be sold or repledged
(2)	of which €77,954 mn and €99,082 mn are pledged to creditors and can be sold or repledged

Consolidated Income Statements

for the Years ended December 31, 2005, 2004 and 2003

		2005	2004	2003
	Note	€ mn	€ mn	€ mn
Premiums earned (net)	24	57,747	56,789	55,978
Interest and similar income	25	22,341	20,956	22,510
Income from investments in associated enterprises and joint ventures (net)	26	1,257	777	3,014
Other income from investments	27	4,710	5,179	10,490
Income from financial assets and liabilities carried at fair value through income (net)	28	1,159	1,658	519
Fee and commission income, and income from service activities	29	8,310	6,823	6,060
Other income	30	2,182	2,533	3,803

Total income		97,706	94,715	102,374

Insurance and investment contract benefits (net)	31	(53,797)	(52,255)	(52,240)
Interest and similar expenses	32	(6,370)	(5,703)	(6,871)
Other expenses from investments	33	(1,679)	(2,672)	(7,452)
Loan loss provisions	34	109	(354)	(1,027)
Acquisition costs and administrative expenses	35	(24,447)	(23,380)	(22,917)
Amortization of goodwill	6	—	(1,164)	(1,413)
Other expenses	36	(3,642)	(4,091)	(6,588)

Total expenses		(89,826)	(89,619)	(98,508)

Earnings from ordinary activities before taxes		7,880	5,096	3,866
Taxes	37	(2,114)	(1,662)	(249)
Minority interests in earnings	14	(1,386)	(1,168)	(926)

Net income		4,380	2,266	2,691

		€	€	€
Basic earnings per share	44	11.24	6.19	7.96
Diluted earnings per share	44	11.14	6.16	7.93

Consolidated Statements of Changes in Shareholders’ Equity

for the Years ended December 31, 2005, 2004 and 2003

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity before minority interests	Minority interests in shareholders’ equity	Shareholders’ equity
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of 12/31/2002, as previously reported	14,785	5,914	(342)	1,317	21,674	8,314	29,988
Effect of implementation of new accounting standards (Note 3)	—	(3,306)	27	2,651	(628)	(349)	(977)

Balance as of 12/31/2002	14,785	2,608	(315)	3,968	21,046	7,965	29,011
Foreign currency translation adjustments	—	—	(1,578)	(125)	(1,703)	(25)	(1,728)
Changes in the consolidated subsidiaries of the Allianz Group	—	(1,117)	—	876	(241)	—	(241)
Capital paid in	4,562	—	—	—	4,562	—	4,562
Treasury shares	—	1,413	—	—	1,413	—	1,413
Unrealized gains and losses (net)	—	—	—	1,727	1,727	623	2,350
Net income	—	2,691	—	—	2,691	926	3,617
Dividends paid	—	(374)	—	—	(374)	(302)	(676)
Miscellaneous	—	(1,128)	—	—	(1,128)	(1,921)	(3,049)

Balance as of 12/31/2003	19,347	4,093	(1,893)	6,446	27,993	7,266	35,259
Foreign currency translation adjustments	—	—	(805)	(12)	(817)	(2)	(819)
Changes in the consolidated subsidiaries of the Allianz Group	—	(73)	64	(27)	(36)	—	(36)
Capital paid in	86	—	—	—	86	—	86
Treasury shares	—	(59)	—	—	(59)	—	(59)
Unrealized gains and losses (net)	—	—	—	1,156	1,156	315	1,471
Net income	—	2,266	—	—	2,266	1,168	3,434
Dividends paid	—	(551)	—	—	(551)	(518)	(1,069)
Miscellaneous	—	217	—	(260)	(43)	(533)	(576)

Balance as of 12/31/2004	19,433	5,893	(2,634)	7,303	29,995	7,696	37,691
Foreign currency translation adjustments	—	—	1,601	50	1,651	33	1,684
Changes in the consolidated subsidiaries of the Allianz Group	—	(1,742)	1	277	(1,464)	(1,328)	(2,792)
Capital paid in	2,183	—	—	—	2,183	—	2,183
Treasury shares	—	352	—	—	352	—	352
Unrealized gains and losses (net)	—	—	—	2,694	2,694	416	3,110
Net income	—	4,380	—	—	4,380	1,386	5,766
Dividends paid	—	(674)	—	—	(674)	(729)	(1,403)
Miscellaneous	—	370	—	—	370	141	511

Balance as of 12/31/2005	21,616	8,579	(1,032)	10,324	39,487	7,615	47,102

Consolidated Cash Flow Statements

for the Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	€ mn	€ mn	€ mn
Operating activities
Net income	4,380	2,266	2,691
Change in unearned premiums	671	234	596
Change in aggregate policy reserves (without unit linked contracts)(*)	17,475	13,570	12,042
Change in reserve for loss and loss adjustment expenses	3,288	2,476	1,016
Change in other insurance reserves (without unit linked liabilities)	3,146	1,806	(446)
Change in deferred acquisition costs	(2,093)	(1,174)	(2,460)
Change in funds held by others under reinsurance business assumed	31	412	32
Change in funds held under reinsurance business ceded	(1,690)	175	234
Change in accounts receivable/payable on reinsurance business	(386)	194	219
Change in financial assets and liabilities held for trading	11,885	(30,209)	8,156
Change in loans and advances to banks and customers	(2,451)	(726)	14,768
Change in liabilities to banks and customers	(18,418)	(16,926)	19,842
Change in assets from reverse repurchase agreements and collateral paid for securities borrowing transactions	43,656	(10,136)	(65,122)
Change in liabilities from repurchase agreements and collateral received from securities lending transactions	(18,692)	35,255	28,824
Change in certificated liabilities	1,569	5,786	(14,393)
Change in other receivables and liabilities	(3,772)	5,291	(4,554)
Change in deferred tax assets/liabilities (without change in deferred tax assets/liabilities from unrealized investment gains and losses)	(99)	446	(648)
Adjustment for investment income/expenses not involving movements of cash	(5,402)	(4,400)	(5,125)
Amortization of goodwill	—	1,164	1,413
Other	(927)	(2,308)	1,574

Net cash flow provided by (used in) operating activities	32,171	3,196	(1,341)

Investing activities
Change in investments held at fair value	(28,983)	(12,661)	(5,520)
Change in investments held-to-maturity	373	(493)	1,754
Change in real estate	989	(772)	157
Change in investments in associated enterprises and joint ventures	5,576	1,379	7,668
Change in cash and cash equivalents from the acquisition of subsidiaries	(2,932)	(1,302)	—
Other	2,525	(1,529)	532

Net cash flow provided by (used in) investing activities	(22,452)	(15,378)	4,591

Financing activities
Change in participation certificates and subordinated liabilities	1,449	999	(1,943)
Cash inflow from capital increases	2,183	86	4,562
Dividends	(1,403)	(1,069)	(676)
Other from shareholders’ capital and minority interests (without change in revenue reserve from unrealized investment gains and losses)	3,999	2,290	(553)

Net cash flow provided by financing activities	6,228	2,306	1,390

Effect of exchange rate changes on cash and cash equivalents	72	(24)	(120)

Change in cash and cash equivalents	16,019	(9,900)	4,520
Cash and cash equivalents at beginning of period	15,628	25,528	21,008

Cash and cash equivalents at end of period	31,647	15,628	25,528

Supplementary information:
Income taxes (paid) received	(1,369)	(1,785)	596

(*)	Reclassification of non unit linked reserves for SFAS 97 contracts from financing activities into operating activities.

Notes to the Allianz Group’s Consolidated Financial Statements

1    Issuance of the Declaration of Compliance with the German Corporate Governance Code according to clause 161 AktG, nature of operations and basis of presentation

Issuance of the Declaration of Compliance with the German Corporate Governance Code according to clause 161 AktG

On December 15, 2005, the Board of Management and the Supervisory Board of Allianz AG issued the Declaration of Compliance according to clause 161 AktG and made it available on a permanent basis to the shareholders on the company’s website. The text of the Declaration of Compliance is also reproduced in the section Corporate Governance of Item 6 beginning on page 126 of this Annual Report.

The Declaration of Compliance of the two publicly traded group companies Allianz Lebensversicherungs-Aktiengesellschaft and Oldenburgische Landesbank AG were issued in December 2005, respectively, and were made permanently available to the shareholders.

Nature of operations

Allianz Aktiengesellschaft (“Allianz AG”) and its subsidiaries (“the Allianz Group”) have global Property- Casualty insurance, Life/Health insurance, Banking and Asset Management operations in more than 70 countries, with the largest of its operations in Europe. The Allianz Group’s headquarters are located in Munich, Germany. The parent company of the Allianz Group is Allianz AG, Munich. Allianz AG is a public stock corporation (“Aktiengesellschaft”) incorporated in Germany. It is recorded in the Commercial Register of the municipal court Munich under its registered address at Königinstraße 28, 80802 München.

Basis of presentation

The consolidated financial statements of the Allianz Group have been prepared in conformity with International Financial Reporting Standards (“IFRS”), as adopted under European Union regulations in accordance with section 315a of the German Commercial Code (“HGB”). Since 2002, the designation IFRS applies to the overall framework of all standards approved by the International Accounting Standards Board (“IASB”). Already approved standards continue to be cited as International Accounting Standards (“IAS”). For years through 2004, IFRS did not provide specific guidance concerning the reporting of insurance and reinsurance contracts. Therefore, as envisioned in the IFRS Framework, the provisions embodied under accounting principles generally accepted in the United States of America (“US GAAP”) have been applied. See Note 3 regarding changes to IFRS effective January 1, 2005. The consolidated financial statements are presented in Euros (€).

2    Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements of the Allianz Group include those of Allianz AG, its subsidiaries and certain investment funds and special purpose entities (“SPEs”). Subsidiaries, investment funds and SPEs, hereafter “subsidiaries”, which are directly or indirectly controlled by the Allianz Group are consolidated. Subsidiaries are consolidated from the date control is obtained by the Allianz Group. Subsidiaries are consolidated until the date that the Allianz Group no longer maintains control. The Allianz Group has used interim financial statements for certain subsidiaries whose fiscal year is other than December 31, but not exceeding a lag of three months. The effects of intra-Allianz Group transactions have been eliminated.

A business combination occurs when the Allianz Group obtains control over a business. Business combinations are accounted for by applying the purchase method. The purchase method requires that the Allianz Group allocate the cost of a business combination on the date of acquisition by recognizing the acquiree’s identifiable assets, liabilities and certain contingent liabilities at their fair values. The cost of a business combination represents the fair value of the consideration given and any costs directly attributable to the business combination. If the acquisition cost of the business combination exceeds the Allianz Group’s proportionate share of the fair value of the net assets of the acquiree, the difference is recorded as goodwill. Any minority interest is recorded at the minority’s proportion of the fair value of the net assets of the acquiree.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

For business combinations with an agreement date before March 31, 2004, minority interests are recorded at the minority’s proportion of the pre-aquisition carrying amounts of the identifiable assets and liabilities.

Acquisitions and disposals of minority interests are treated as transactions between equity holders. Therefore, any difference between the acquisition cost of the minority interest and the carrying amount of the minority interest is recognized as an increase or decrease in equity.

Foreign currency translation

Foreign currency is translated by the functional currency method. The functional currencies for the Allianz Group’s subsidiaries are usually the local currency of the relevant company, e.g., the prevailing currency in the environment where the subsidiary conducts its ordinary activities. In accordance with the functional currency method, assets and liabilities are translated at the closing rate on the balance sheet date and income and expenses are translated at the quarterly average rate in all financial statements of subsidiaries not reporting in Euro. Any foreign currency translation differences, including those arising from the equity method, are recorded directly in shareholders’ equity, as foreign currency translation adjustments.

Currency gains and losses arising from foreign currency transactions, transactions in a currency other than the functional currency of the entity, are reported in other income and other expenses, respectively.

Use of estimates and assumptions

The preparation of consolidated financial statements requires that the Allianz Group makes estimates and assumptions that affect items reported in the consolidated balance sheets and consolidated income statements, in addition to contingent liabilities. The actual values may differ from those reported. The most important of such items are the reserve for loss and loss adjustment expenses, the aggregate policy reserves, the loan loss allowance, fair value and impairments of investments, goodwill, brand names, deferred policy acquisition costs, deferred taxes and reserves for pensions and similar obligations.

Supplementary information on the Allianz Group’s assets

Intangible assets

Goodwill resulting from business combinations represents the difference between the acquisition cost of the business combination and the Allianz Group’s proportionate share of the net fair value of identifiable assets, liabilities and certain contingent liabilities. Goodwill resulting from business combinations is not subject to amortization and is recorded at cost less accumulated impairments.

The Allianz Group conducts an annual impairment test of goodwill on October 1, in addition to whenever there is an indication that goodwill is not recoverable. The impairment test includes comparing the recoverable amount to the carrying amount, including goodwill, for all cash generating units. A cash generating unit is not impaired if the recoverable amount is greater than the carrying amount. A cash generating unit is impaired if the carrying amount is greater than the recoverable amount. The impairment of a cash generating unit is equal to the difference between the carrying amount and recoverable amount and is allocated to reduce any goodwill, followed by allocation to the carrying amount of any remaining assets. Impairments of goodwill are not reversed. Gains or losses realized on the disposal of subsidiaries include any related goodwill.

Intangible assets acquired in business combinations are recorded at fair value on the acquisition date if the intangible asset is separable or arises from contractual or other legal rights. Intangible assets with an indefinite useful life are not subject to amortization and are recorded at cost less accumulated impairments. Intangible assets with a definite useful life are amortized over their useful lives and are recorded at cost less accumulated amortization and impairments.

Present value of future profits (“PVFP”) is the present value of net cash flows anticipated in the future from insurance and investment contracts in force at the date of acquisition and is amortized over the life of the related contracts. PVFP was determined using discount rates ranging from 12% to 15%. Interest accrues on the PVFP balance based upon the policy liability rate or contract rate. Interest accrues on PVFP at rates between 3.5% and 8.5%.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Software includes software purchased from third parties or developed internally, which are amortized on a straight-line basis over their useful service lives or contractual terms, generally over 3 to 5 years. Costs for repairs and maintenance are expensed, while improvements, if they extend the useful life of the asset, are capitalized. For the Allianz Group’s Property-Casualty and Life/Health segments amortization of software is allocated amongst several line items according to cost allocation. Amortization of software related to the Allianz Group’s Banking and Asset Management segments is included in administrative expenses.

The brand names “Dresdner Bank” and “dit” (Deutscher Investment-Trust) have an indefinite life; therefore, are not subject to amortization and are recorded at cost less accumulated impairments. The fair values for the brand names, registered as trade names, were determined using a royalty savings approach.

Similar to goodwill, an intangible asset is subject to an annual impairment test, in addition to whenever there is an indication that it is not recoverable. The impairment test includes comparing the recoverable amount to the carrying amount. An intangible asset is not impaired if the recoverable amount is greater than the carrying amount. An intangible asset is impaired if the carrying amount is greater than the recoverable amount. The impairment of an intangible asset is equal to the difference between the carrying amount and recoverable amount. Impairments of intangible assets are not reversed.

Investments in associated enterprises and joint ventures

Associated enterprises are enterprises over which the Allianz Group can exercise a significant influence and which are not joint ventures. A significant influence is presumed to exist where the Allianz Group directly or indirectly has at least 20% but no more than 50% of the voting rights. Joint ventures are enterprises over which the Allianz Group and one or more other parties have joint control.

Investments in associated enterprises and joint ventures are generally accounted for using the equity method, such that the carrying amount of the investment represents the Allianz Group’s proportionate share of the entity’s net assets. The Allianz Group accounts for all material investments in associates on a time lag of no more than three months.

Income from investments in associated enterprises and joint ventures is included as a separate component of total income.

Investments

Investments include securities held-to-maturity, securities available-for-sale, real estate used by third parties and funds held by others under reinsurance contracts assumed.

Securities held-to-maturity are comprised of debt securities, which the Allianz Group has the positive intent and ability to hold to maturity. These securities are recorded at amortized cost and any premium or discount is amortized using the effective interest method over the life of the security. Amortization of premium or discount is included in interest income and similar income.

Securities available-for-sale are securities that are not classified as held-to-maturity, loans and advances to banks or customers, financial assets held for trading, or financial assets designated at fair value through income. Securities available-for-sale are recorded at fair value. Unrealized gains and losses, which are the difference between fair value and cost or amortized cost, are included as a separate component of shareholders’ equity, net of deferred taxes and the latent reserve for premium refunds to the extent that policyholders will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized. Realized gains and losses on securities are generally determined by applying the average cost method at the subsidiary level.

A held-to-maturity or available-for-sale debt security is impaired if there is objective evidence that the cost may not be recovered. If all amounts due according to the contractual terms of the security are not considered collectible, typically due to deterioration in the creditworthiness of the issuer, the

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

security is considered to be impaired. An impairment is not recorded as a result of declines in fair value resulting from general market interest or exchange rate movements unless the Allianz Group intends to dispose of the security.

If there is objective evidence that the cost may not be recovered, an available-for-sale equity security is considered to be impaired. Objective evidence that the cost may not be recovered, in addition to qualitative impairment criteria, includes a significant or prolonged decline in the fair value below cost. The Allianz Group established a policy that an available-for-sale equity security is considered impaired if the fair value is below the weighted-average cost by more than 20% or if the fair value is below the weighted-average cost for greater than nine months, to define the significant criteria and the prolonged criteria, respectively. This policy is applied individually by all subsidiaries.

If an available-for-sale equity security is impaired based upon the Allianz Group’s qualitative or quantitative impairment criteria, any further declines in the fair value at subsequent reporting dates are recognized as impairments. Therefore, at each reporting period, for an equity security that is determined to be impaired based upon the Allianz Group’s impairment criteria, an impairment is recognized for the difference between the fair value and the original cost basis, less any previously recognized impairments.

In a subsequent period, if the amount of the impairment previously recorded on a debt security decreases and the decrease can be objectively related to an event occurring after the impairment, such as an improvement in the debtor’s credit rating, the impairment is reversed through other income from investments. These reversals do not result in a carrying amount of a debt security that exceeds what would have been, had the impairment not been recorded, at the date of the impairment is reversed. Reversals of impairments of available-for-sale equity securities are not recorded.

Available-for-sale equity securities include investments in limited partnerships. The Allianz Group records its investments in limited partnerships at cost, where the ownership interest is less than 20%, as the limited partnerships do no have a quoted market price and fair value cannot be reliably measured. The Allianz Group accounts for its investment in limited partnerships with ownership interests of 20% or greater using the equity method.

Real estate used by third-parties (i.e., real property and equivalent rights and buildings, including buildings on leased land) is carried at cost less accumulated depreciation and impairments. Real estate used by third parties is depreciated on a straight-line basis over its estimated life, with a maximum of 50 years. When testing for impairment, the fair value of real estate used by third parties is determined by the discounted cash flow method. Improvement costs are capitalized if they extend the useful life or increase the value of the asset, otherwise they are recognized as an expense.

Funds held by others under reinsurance contracts assumed relate to cash deposits to which the Allianz Group is entitled, but which the ceding insurer retains as collateral for future obligations of the Allianz Group. The cash deposits are recorded at face value, less any impairments for balances that are deemed to not be fully recoverable.

Loans and advances to banks and customers

Loans and advances to banks and customers are financial assets with fixed and determinable payments, not quoted in an active market, that are not classified as securities available-for-sale or held-to-maturity, financial assets held for trading, or financial assets designated at fair value through income. Loans to banks and customers are recorded at amortized cost, or generally their outstanding unpaid principal balance, net of the loan loss allowance, deferred fees and costs on origination, and unamortized premiums or discounts. Interest income is accrued on the unpaid principal balance, net of charge-offs. Using the effective interest method, net deferred fees and premiums or discounts are recorded as an adjustment of interest income yield over the lives of the related loans.

Loans are placed on non-accrual status when the payment of principal or interest is doubtful based on the credit assessment of the borrower. Non-accrual loans consist of loans on which interest income is no longer recognized on an accrued basis, and loans for which a specific provision is recorded for the entire

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

amount of accrued interest receivable. When a loan is placed on non-accrual status, any accrued interest receivable is reversed against interest and similar income. Loans can only be restored to accrual status when interest and principal payments are made current (in accordance with the contractual terms), and future payments in accordance with those terms are reasonably assured. When there is a doubt regarding the ultimate collectibility of the principal of a loan placed in non-accrual status, all cash receipts are applied as reductions of principal. Once the recorded principal amount of the loan is reduced to zero, future cash receipts are recognized as interest income.

Loans and advances to banks and customers include reverse repurchase (“reverse repo”) transactions and securities borrowing transactions. Reverse repos involve the purchase of securities by the Allianz Group from a counterparty, subject to a simultaneous obligation to sell these securities at a certain later date, at an agreed upon price. If control of the securities remains with the counterparty over the entire lifetime of the agreement of the transaction, the securities concerned are not recognized as assets. The amounts of cash disbursed are recorded under loans and advances to banks and customers, as appropriate. Interest income on reverse repo agreements is accrued over the duration of the agreements and is reported in interest and similar income.

Securities borrowing transactions generally require the Allianz Group to deposit cash with the security’s lender. Fees paid are reported as interest expense.

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

The loan loss allowance represents the estimate of probable losses that have occurred in the loan portfolio and other lending-related commitments. The loan loss allowance is reported as a reduction of loans and advances to banks and customers and the provisions for contingent liabilities, such as guarantees, loan commitments and other obligations are reported as other liabilities.

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

A country risk allowance is established for transfer risk. Transfer risk is a measure of the likely ability of a borrower in a country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in the country. Country risk allowances are based on a country risk rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile.

A particular allowance is established for all loans with an outstanding balance of €1 mn or less for incurred but unidentified losses by the Dresdner Bank Group. The particular allowance methodology categorizes loans into homogeneous portfolios and establishes the particular allowance based upon historical loss rates which are continuously updated.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

A general allowance is established to provide for incurred but unidentified losses for loans with an outstanding balance greater than €1 mn for the Dresdner Bank Group and for all other loans held by subsidiaries of the Banking segment. General allowances are established for loans not specifically identified as impaired. The amount of the allowance is based on historical loss experience and the evaluation of the loan portfolio under current events and economic conditions.

Loans are charged-off when all economically sensible means of recovery have been exhausted. At the point of charge-off, the loan as well as any specific allowance associated with the loan is removed from the consolidated balance sheet or a charge may be recorded to directly charge-off the loan. A charge-off may be full or partial. Subsequent to a charge-off, recoveries, if any, are recognized as a credit to the loan loss provisions.

The loan loss provisions are the amount necessary to adjust the loan loss allowance to a level determined through the process described above.

Financial assets carried at fair value through income

Financial assets carried at fair value through income include financial assets held for trading, financial assets for unit linked contracts and financial assets designated at fair value through income.

Financial assets held for trading consists of debt and equity securities, promissory notes and precious metal holdings, which have been acquired principally for the purpose of generating a profit from short-term fluctuations in price and derivative financial instruments that do not meet the criteria for hedge accounting with positive fair values. Financial assets held for trading are reported at fair value. Changes in fair value are recognized directly in net income. Exchange-traded financial instruments are valued at the exchange prices prevailing on the last exchange trading day of the year. To determine the fair values of unlisted financial instruments, quotations of similar instruments or other valuation models (in particular present value models or option pricing models) are used. In the process, appropriate adjustments are made for credit and measurement risks.

Financial assets for unit linked contracts and financial assets designated at fair value through income are recorded at fair value with changes recorded together with the changes in the corresponding financial liabilities for unit linked contracts in net income.

Derivative financial instruments

The Allianz Group’s Property-Casualty and Life/Health segments use derivative financial instruments such as swaps, options and futures to hedge against changes in prices or interest rates in their investment portfolios.

In the Allianz Group’s Banking segment, derivative financial instruments are used both for trading purposes and to hedge against movements in interest rates, currency and other price risks of investments, loans, deposit liabilities and other interest sensitive assets and liabilities.

Derivative financial instruments that do not meet the criteria for hedge accounting are reported at fair value as financial assets held for trading or financial liabilities held for trading. Gains or losses from these derivative financial instruments arising from valuation at fair value are included in income from financial assets and liabilities held for trading. This treatment is also applicable for bifurcated embedded derivatives of a hybrid financial instrument.

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

Derivative financial instruments used in hedge transactions that meet the criteria for hedge accounting are recognized as follows:

Fair value hedges

The risk of changes of a specific risk in the fair value of assets or liabilities is hedged by a fair value

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

hedge. Changes in the fair value of a derivative financial instrument together with the pro rata share of the change in fair value of the hedged item are recognized in net income.

Cash flow hedges

Cash flow hedges reduce the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or attributable to future cash flows from a firm commitment or a forecasted transaction. Changes in the fair value of derivative financial instruments that represent an effective hedge are recorded in unrealized gains and losses (net) in shareholders’ equity, and recognized in net income when the offsetting gain or loss associated with the hedged item is recognized. The ineffective part of the cash flow hedge is recognized directly in net income.

Hedges of a net investment in a foreign entity

Hedge accounting may be applied to hedge a net investment in a foreign entity. Derivative financial instruments are used to hedge currency risk. The proportion of gains or losses arising from valuation of the derivative financial instrument, which is classified as an effective hedge, is recognized in unrealized gains and losses (net) in shareholders’ equity, while the ineffective part is recognized in net income.

For all fair value hedges, cash flow hedges, and hedges of a net investment in a foreign entity, the derivative financial instruments are included in other assets or other liabilities.

The Allianz Group discontinues hedge accounting prospectively when it is determined that the derivative financial instrument is no longer highly effective, the derivative financial instrument or the hedged item expires, or is sold, terminated or exercised, or when the Allianz Group determines that designation of the derivative financial instrument as a hedging instrument is no longer appropriate. When a fair value hedge is discontinued, the Allianz Group continues to report the derivative financial instrument at its fair value, and no longer recognizes changes in fair value of the hedged item in net income. When hedge accounting for a cash flow hedge is discontinued, the Allianz Group continues to record the derivative financial instrument at its fair value and any net unrealized gains and losses accumulated in shareholders’ equity are recognized when the planned transaction occurs. When a hedge of a net investment in a foreign entity is discontinued, the Allianz Group continues to report the derivative financial instrument at its fair value and any net unrealized gains or losses accumulated in shareholders’ equity remain in shareholders’ equity until the disposal of the foreign entity.

Derivative financial instruments are netted when there is a legally enforceable right to offset and when the Allianz Group intends to settle on a net basis.

Cash and cash equivalents

Cash and cash equivalents include balances with banks payable on demand, balances with central banks, checks and cash on hand, treasury bills to the extent they are not included in financial assets held for trading, and bills of exchange which are eligible for refinancing at central banks, subject to a maximum term of six months from the date of acquisition.

Reinsurance

Premiums ceded for reinsurance and reinsurance recoveries on benefits and claims incurred are deducted from premiums earned and insurance and investment contract benefits. Assets and liabilities related to reinsurance are reported on a gross basis. Amounts ceded to reinsurers from reserves for insurance and investment contracts are estimated in a manner consistent with the claim liability associated with the reinsured risks. Accordingly, revenues and expenses related to reinsurance agreements are recognized consistent with the underlying risk of the business reinsured.

Income taxes

Income tax expense consists of the taxes actually charged to the individual Allianz Group subsidiaries and changes in deferred tax assets and liabilities.

The calculation of deferred tax is based on temporary differences between the Allianz Group’s

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Real estate owned by the Allianz Group used for its own activities (e.g., real property and buildings, including buildings on leased land) is carried at cost less accumulated depreciation and impairments. The capitalized cost of buildings is calculated on the basis of acquisition cost and depreciated on a straight-line basis over a maximum of 50 years in accordance with their useful lives. Costs for repairs and maintenance are expensed, while improvements if they extend the useful life or increase the value of the asset are capitalized. An impairment is recognized when the recoverable amount of these assets is less than their carrying amount.

Real estate used by the Allianz Group is to be accounted for as corporate assets within a cash-generating unit (CGU). An impairment loss is recognized if the recoverable amount of the CGU is less than the carrying amount of the CGU.

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

Deferred policy acquisition costs generally consist of commissions, underwriting expenses and policy issuance costs, which vary with and are directly related to the acquisition and renewal of insurance contracts. These acquisition costs are deferred, to the extent they are recoverable, and amortized over the life of the related contracts.

For investment contracts, acquisition costs are only deferred if the costs are incremental. Acquisition costs are incremental if the costs would not have been incurred if the related contracts would not have been issued.

Sales inducements on insurance contracts that meet the following criteria are deferred and amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs:

•	recognized as part of reserves for insurance and investment contracts,

•	explicitly identified in the contract at inception,

•	incremental to amounts the Allianz Group credits on similar contracts without sales inducements, and

•	higher than the contract’s expected ongoing crediting rates for periods after the inducement.

Asset securitizations

The Allianz Group transfers financial assets to certain SPEs in revolving securitizations of commercial mortgage or other loan portfolios. The Allianz Group consolidates these SPEs as the Allianz Group continues to control the financial assets transferred and retains the servicing of such loans.

Leases

Payments made under operating leases to the lessor are charged to administrative expenses using the straight-line method over the period of the lease. When an operating lease is terminated before the lease period has expired, any penalty is recognized in full as an expense at the time when such termination takes place.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Supplementary information on the Allianz Group’s shareholders’ equity and liabilities

Shareholders’ equity

Paid-in capital includes issued capital and capital reserves. Issued capital represents the mathematical per share value received from the issuance of shares. Capital reserves represent the premium, or additional paid in capital, received from the issuance of shares.

Revenue reserves include the retained earnings of the Allianz Group and treasury shares. Treasury shares are deducted from shareholders’ equity at cost. Upon disposal any difference between proceeds and costs is recorded in revenue reserves, net of any applicable taxes.

Any translation differences, including those arising in the application of the equity method of accounting, are recorded as foreign currency translation adjustments directly in shareholders’ equity without affecting earnings.

Unrealized gains and losses include unrealized gains and losses from securities available-for-sale and derivative financial instruments used for hedge purposes that meet the criteria for hedge accounting, including cash flow hedges and hedges of a net investment in a foreign entity.

Minority interests in shareholders’ equity represent the proportion of shareholders’ equity that is attributable to minority shareholders.

Comprehensive income is defined as the change in shareholders’ equity of the Allianz Group excluding transactions with shareholders such as the issuance of common or preferred shares, payment of dividends and purchase of treasury shares. Comprehensive income has two major components: net income and other comprehensive income. Other comprehensive income includes such items as unrealized gains and losses on foreign currency translation, securities available-for-sale, and gains and losses on derivatives involved in cash flow hedges and hedges of a net investment in a foreign entity, net of applicable deferred income taxes. It also includes, where applicable, adjustments to insurance policyholder liabilities, PVFP and deferred policy acquisition costs.

Certificated liabilities, participation certificates and subordinated liabilities

Certificated liabilities, participation certificates and subordinated liabilities are initially recorded at cost, which is the fair value of the consideration received, net of transaction costs incurred. Subsequent measurement is at amortized cost, using the effective interest method to amortize the premium or discount to the redemption value over the life of the liability.

Reserves for insurance and investment contracts

Reserves for insurance and investment contracts include unearned premiums, aggregate policy reserves, reserves for loss and loss adjustment expenses, the reserve for premium refunds, premium deficiency reserves and other insurance reserves.

Contracts issued by insurance subsidiaries of the Allianz Group are classified according to IFRS 4 as insurance or investment contracts. Contracts under which the Allianz Group accepts significant insurance risk from a policyholder are classified as insurance contracts. Contracts under which the Allianz Group does not accept significant insurance risk are classified as investment contracts. Certain insurance and investment contracts include discretionary participation features. All insurance contracts and investment contracts with discretionary participating features are accounted for under the provisions of US GAAP, including SFAS 60, SFAS 97 and SFAS 120.

For short-duration insurance contracts, such as property-casualty contracts, in accordance with SFAS 60, premiums written to be earned in future years, are recorded as unearned premiums. These premiums are earned in subsequent years in relation to the insurance coverage provided. Unearned premiums for reinsurance business assumed are generally based on the calculations of the cedent. Deferred policy acquisition costs for short-duration insurance contracts are amortized over the periods in which the related premiums are earned.

The aggregate policy reserves for long-duration insurance contracts, such as traditional life and health products, are computed in accordance with SFAS 60 using the net level premium method, which

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

represents the present value of estimated future policy benefits to be paid less the present value of estimated future net premiums to be collected from policyholders. The method uses best estimate assumptions adjusted for a provision for adverse deviation for mortality, morbidity, expected investment yields, surrenders and expenses at the policy inception date, which remain locked-in thereafter. Deferred policy acquisition costs and PVFP for traditional life and health products are amortized over the premium paying period of the related policies in proportion to the earned premium using assumptions consistent with those used in computing the aggregate policy reserves.

The aggregate policy reserves for traditional participating insurance contracts are computed in accordance with SFAS 120 using the net level premium method. The method uses assumptions for mortality, morbidity and interest rates that are guaranteed in the contract or used in determining the policyholder dividends. Deferred policy acquisition costs and PVFP for traditional participating products are amortized over the expected life of the contracts in proportion to estimated gross margins (“EGMs”) based upon historical and anticipated future experience, which is determined on a best estimate basis and evaluated regularly. The present value of EGMs is computed using the expected investment yield. EGMs include premiums, investment income including realized gains and losses, insurance benefits, administration costs, changes in the aggregate reserves and policyholder dividends. The effect of changes in EGMs are recognized in net income in the period revised.

The aggregate policy reserves for universal life-type insurance contracts and unit linked insurance contracts in accordance with SFAS 97 is equal to the account balance, which represents premiums received and investment return credited to the policy less deductions for mortality costs and expense charges. Deferred policy acquisition costs and PVFP for universal life-type and investment contracts are amortized over the expected life of the contracts in proportion to estimated gross profits (“EGPs”) based upon historical and anticipated future experience, which is determined on a best estimate basis and evaluated regularly. The present value of EGPs is computed using the interest rate that accrues to the policyholders, or the credited rate. EGPs include margins from mortality, administration, investment income including realized gains and losses and surrender charges. The effect of changes in EGPs are recognized in net income in the period revised.

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

The interest rate assumptions used in the calculation of aggregate policy reserves were as follows:

	Long- duration insurance contracts (SFAS 60)	Traditional participating insurance contracts (SFAS 120)
Aggregate policy reserves	2.5 – 7%	3 – 4%
Deferred acquisition costs	5 – 7%	5 – 6%

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

The aggregate policy reserves for unit linked investment contracts is equal to the account balance, which represents premiums received and investment return credited to the policy less deductions for mortality costs and expense charges. The aggregate policy reserves for non unit linked investment contracts is equal to amortized cost, or account balance less deferred policy acquisition costs. Deferred policy acquisition costs and PVFP for unit linked and non unit linked investment contracts are amortized over the expected life of the contracts in proportion to revenues.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Reserves for loss and loss adjustment expenses are established for the payment of losses and loss adjustment expenses (“LAE”) on claims which have occurred but are not yet settled. Reserves for loss and loss adjustment expenses fall into two categories: case reserves for reported claims and reserves for incurred but not reported reserves (“IBNR”).

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

IBNR reserves are established to recognize the estimated cost of losses that have occurred but where the Allianz Group has not yet been notified. IBNR reserves, similar to case reserves for reported claims, are established to recognize the estimated costs, including expenses, necessary to bring claims to final settlement. Since nothing is known about the occurrence, the Allianz Group relies on its past experience, adjusted for current trends and any other relevant factors. IBNR reserves are estimates based on actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Trends on claim frequency, severity and time lag in reporting are examples of factors used in projecting the IBNR reserves. IBNR reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

The process of estimating loss and LAE reserves is by nature uncertain due to the large number of variables affecting the ultimate amount of claims. Some of these variables are internal, such as changes in claims handling procedures, introduction of new IT systems or company acquisitions and divestitures. Others are external, such as inflation, judicial trends, and legislative changes. The Allianz Group attempts to reduce the uncertainty in reserve estimates through the use of multiple actuarial and reserving techniques and analysis of the assumptions underlying each technique.

There is no adequate statistical data available for some risk exposures in liability insurance, such as environmental and asbestos claims and large-scale individual claims, because some aspects of these types of claims are becoming generally known very slowly and are still evolving. Appropriate provisions have been made for such cases based on the Allianz Group’s judgment and an analysis of the portfolios in which such risks occur. These provisions represent the Allianz Group’s best estimate. The current reserves for loss and loss adjustment expenses for asbestos claims in the United States reflect loss developments since the most recent external independent actuarial report which was completed during the year ended December 31, 2005.

The reserves for premium refunds include the amounts allocated under the relevant local statutory or contractual regulations to the accounts of the policyholders and the amounts resulting from the differences between these IFRS based financial statements and the local financial statements (“latent reserve for premium refunds”), which will reverse and enter into future profit participation calculations. Unrealized gains and losses recognized in connection with the valuation of securities available-for-sale are recognized in the latent reserve for premium refunds to the extent that policyholders will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized. The profit participation allocated to participating policyholders or disbursed to them reduces the reserve. Any dividends allocated or disbursed over and above the reserve are recorded in other expenses.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Methods and corresponding percentages for participation in profits by the policyholders are set out below for the most significant countries for latent reserves:

Country	Base	Percentage
Germany
Life	all sources of Profit	90%
Health	all sources of Profit	80%
France
Life	investments	80%
Italy
Life	investments	85%
Switzerland
Group Life	all sources of Profit	90%
Individual Life	all sources of Profit	100%

Liability adequacy tests are performed for each insurance portfolio on the basis of estimates of future claims, costs, premiums earned and proportionate investment income. For short duration contracts, a premium deficiency is recognized if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, unamortized acquisition costs, and maintenance expenses exceeds related unearned premiums while considering anticipated investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expense indicate that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover deferred policy acquisition costs, then a premium deficiency is recognized.

Other insurance reserves include experience-rated and other premium refunds in favor of policyholders.

Liabilities to banks and customers

Liabilities to banks and customers include repurchase (“repo”) transactions and securities lending transactions. Repo transactions involve the sale of securities by the Allianz Group to a counter-party, subject to the simultaneous agreement to repurchase these securities at a certain later date, at an agreed price. If control of the securities remains with the Allianz Group over the entire lifetime of the transaction, the securities concerned are recognized as assets and are recorded in accordance with the accounting principles for financial assets held for trading or investments. The proceeds of the sale are reported under liabilities to banks or liabilities to customers. Interest expenses from repo transactions are accrued over the durations of the agreements and reported in interest and similar expenses.

In securities lending transactions the Allianz Group generally receives cash collateral which is recorded as liabilities to banks or liabilities to customers. Fees received are recognized as interest income.

Financial liabilities carried at fair value through income

Financial liabilities carried at fair value through income include financial liabilities held for trading, financial liabilities for unit linked contracts, liabilities for puttable equity instruments and financial liabilities designated at fair value through income.

Financial liabilities held for trading primarily include derivative financial instruments that do not meet the criteria for hedge accounting with negative fair values and obligations to deliver assets arising from short sales of securities, which are carried out in order to benefit from short-term price fluctuations. The securities required to close out short sales are obtained through securities borrowing or reverse repurchase agreements. These liabilities are valued the same as financial assets held for trading.

Financial liabilities for unit linked contracts and financial liabilities designated at fair value through income are recorded at fair value with changes recorded together with the changes in the corresponding financial assets in net income.

Liabilities for puttable financial instruments include the minority interests in shareholders’ equity of certain consolidated investment funds. These minority interests qualify as a financial liability of the Allianz Group, as they give the holder the right to put the instrument back to the Allianz Group for cash or another financial asset (a “puttable instrument”). These liabilities are required to be recorded at redemption amount with changes recognized in net income. As the redemption amount of these liabilities

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

is their fair value, these liabilities are included in financial liabilities carried at fair value through income as liabilities for puttable equity instruments.

Other accrued liabilities

The Allianz Group uses the projected unit credit actuarial method to determine the present value of its defined benefit plans and the related service cost and, where applicable, past service cost. The principal assumptions used by the Allianz Group are included in Note 21. The census date for the primary pension plans is October or November, with any significant changes through December 31, taken into account.

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

Miscellaneous accrued liabilities primarily include provisions for restructuring, anticipated losses arising from non-insurance business, litigation, employees (e.g., early retirement, phased retirement, employee awards for long service, vacation and cash settled share compensation plans) and agents (e.g., unpaid commissions).

Provisions for restructuring are recognized when the Allianz Group has a detailed formal plan for the restructuring and has started to implement the plan or has communicated its main features. The detailed formal plan includes the business concerned, approximate number of employees who will be compensated for terminating their services, the expenses to be incurred and the time period over which the plan will be implemented. The detailed plan must be communicated such that those affected have an expectation that the plan will be implemented.

Other liabilities

Other liabilities include funds held under reinsurance business ceded, accounts payable on direct insurance business, accounts payable on reinsurance business, and miscellaneous liabilities. These liabilities are reported at redemption value.

Supplementary information on the Allianz Group’s income statement

Premiums

Property-casualty insurance premiums are recognized as revenues over the period of the contract in proportion to the amount of insurance protection provided. Unearned premiums are calculated separately for each individual policy to cover the unexpired portion of written premiums.

Health insurance premiums for long-duration contracts such as non-cancelable and guaranteed renewable contracts that are expected to remain in force over an extended period of time are recognized as earned when due. Premiums for short-duration health insurance contracts are recognized as revenues over the period of the contract in proportion to the amount of insurance protection provided. Unearned premiums are calculated separately for each individual policy to cover the unexpired portion of written premiums.

Life insurance premiums from traditional life insurance policies are recognized as earned when due. Premiums from short-duration life insurance policies are recognized as revenues over the period of the contract in proportion to the amount of insurance protection provided. Unearned premiums are calculated separately for each individual policy to cover the unexpired portion of written premiums. Benefits are recognized when incurred.

Revenues for universal life-type and investment contracts, such as universal life and variable annuity contracts, represent charges assessed against the policyholders’ account balances for the cost of insurance, surrenders and policy administration and are included within premiums earned (net). Benefits charged to expense include benefit claims incurred during the period in excess of policy account balances and interest credited to policy account balances.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Interest and similar income/expense

Interest income and interest expense are recognized on an accrual basis. Interest income from lending business is recognized using the effective interest method. This line item also includes dividends from available-for-sale equity securities and interest recognized on finance leases. Dividends are recognized in income when declared. Interest on finance leases is recognized in income over the term of the respective lease so a constant period yield based on the net investment is attained.

Income from financial assets and liabilities carried at fair value through income (net)

Income from financial assets and liabilities carried at fair value through income principally comprises all investment income and realized and unrealized gains and losses from financial assets and liabilities carried at fair value through income. In addition, commissions attributable to trading operations and related interest expense and transaction costs are included in this line item.

Income from investments in associated enterprises and joint ventures (net)

Income from investments in associated enterprises and joint ventures includes dividends from equity securities and the share of net income from enterprises accounted for using the equity method. Dividends are recognized in income when received. Further, realized gains and losses from the disposal of subsidiaries are included in income from investments in associated enterprises and joint ventures. Income from investments in associated enterprises and joint ventures is presented net of related expenses.

Fee and commission income and expenses

In addition to traditional commission income received on security transactions, fee and commission income in the securities business also includes commissions received in relation to private placements, syndicated loans and financial advisory services. Other fees reflect commissions received for trust and custody services, for the brokerage of insurance policies, credit cards, home loans, savings contracts and real estate. Fee and commission income is recognized in Allianz Group’s Banking segment when the corresponding service is provided.

Assets and liabilities held in trust by the Allianz Group in its own name, but for the account of third parties, are not reported in its consolidated balance sheet. Commissions received from such business are shown in fee and commission income.

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

Other supplementary information

Share compensation plans

The share based compensation plans of the Allianz Group are required to be classified as equity settled or cash settled plans. Equity settled plans are measured at fair value on the grant date and recognized as an expense, with an increase in shareholders’ equity, over the vesting period. Further, equity settled plans include a best estimate of the number of equity instruments that are expected to vest in determining the amount of expense to be recognized. For cash settled plans the Allianz Group accrues the fair value of the award as compensation expense over the vesting period. Upon vesting, any change in the fair value of any unexercised awards is recognized as compensation expense. If the shares issued are redeemable, either mandatorily or at the counter-party’s option, the share based compensation

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

plan is required to be classified as a cash settled plan by the Allianz Group. In this respect, IFRS 2 has incorporated the “puttable instrument” concept of IAS 32 revised, which requires such instruments to be classified as liabilities rather than equity instruments.

Reclassifications

For reasons of comparability with the current reporting year, some prior-year amounts were adjusted in the consolidated balance sheet and the consolidated income statements through reclassifications that do not affect net income or shareholders’ equity.

3    Recently adopted and issued accounting pronouncements

Recently adopted accounting pronouncements with retrospective application (effective January 1, 2005)

IAS 1 revised

Effective January 1, 2005, the Allianz Group adopted IAS 1 revised, Presentation of Financial Statements (“IAS 1 revised”). The adoption of IAS 1 required that the Allianz Group reclassify minority interests in shareholders’ equity as equity. Therefore, minority interests in shareholders’ equity were reclassified from liabilities into shareholders’ equity in the consolidated balance sheet and consolidated statement of changes in shareholders’ equity.

IAS 1 revised required retrospective application of this change to the Allianz Group’s accounting policy; therefore, the Allianz Group’s consolidated financial statements for the years ended December 31, 2004 and 2003 were adjusted to include the effect of this change.

IAS 32 revised and IAS 39 revised

Effective January 1, 2005, the Allianz Group adopted IAS 32 revised, Financial Instruments: Disclosure and Presentation (“IAS 32 revised”) and IAS 39 revised, Financial Instruments: Recognition and Measurement (“IAS 39 revised”).

Impairments

The adoption of IAS 39 revised required several changes to the Allianz Group’s accounting policies for the recognition of impairments of available-for-sale equity securities. In accordance with IAS 39 revised, if there is objective evidence that the cost may not be recovered, an available-for sale equity security is considered to be impaired. Objective evidence that the cost may not be recovered, in addition to qualitative impairment criteria, includes a significant or prolonged decline in the fair value below cost. Previously under IFRS, objective evidence that the cost may not be recovered included a significant and prolonged decline in the fair value below cost. As a result, the Allianz Group established new quantitative impairment criteria to define a significant or prolonged decline. The Allianz Group established a policy that an available-for-sale equity security is considered impaired if the fair value is below the weighted-average cost by more than 20% or if the fair value is below the weighted-average cost for greater than nine months, to define the significant criteria and the prolonged criteria, respectively. This policy is applied individually by all subsidiaries.

In addition, IAS 39 revised does not allow an adjusted cost basis to be established upon impairment of an available-for-sale equity security. Therefore, if an available-for-sale equity security is impaired based upon the Allianz Group’s qualitative or quantitative impairment criteria, any further declines in fair values at subsequent reporting dates are recognized as impairments. Previously, IFRS allowed an adjusted cost basis to be established upon the recognition of an impairment of an available-for-sale equity. Therefore, at each reporting period, if the fair value was less than the adjusted cost basis, the available-for-sale equity security was analyzed for impairment based upon the Allianz Group’s qualitative or quantitative impairment criteria.

Finally, IAS 39 revised does not allow reversals of an impairment of available-for-sale equity securities. Previously, IFRS required that if an impairment of an available-for-sale equity security decreases, the impairment was reversed.

IAS 39 required retrospective application of these changes to the Allianz Group’s accounting policies; therefore, the Allianz Group’s consolidated financial statements for the years ended December 31, 2004 and 2003 were adjusted to include the effects of these changes.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Loans and receivables

The adoption of IAS 39 revised allowed a change to the Allianz Group’s accounting policy for non-quoted financial assets to qualify for accounting as “loans and receivables”. For non-quoted financial assets to qualify for accounting as “loans and receivables”, IAS 39 revised does not require that the financial asset is originated by the Allianz Group. Previously, IFRS required that a financial asset is originated by the Allianz Group to qualify for similar accounting. Non-quoted financial assets which qualify for this accounting, and are classified by the Allianz Group, as “loans and receivables”, are measured at amortized cost using the effective interest method. In addition, IAS 39 revised does not include prohibitions for disposing of “loans and receivables”, dissimilar to financial assets classified as held-to-maturity debt securities.

As a result of the adoption of IAS 39 revised, the Allianz Group reclassified certain available-for-sale debt securities to loans and advances to banks and loans and advances to customers. IAS 39 revised required retrospective application of this change to the Allianz Group’s accounting policies; therefore, the Allianz Group’s consolidated financial statements for the years ended December 31, 2004 and 2003 were adjusted to include the effect of this change.

Financial assets and liabilities designated at fair value through income

IAS 39 revised created a new category, “designated at fair value through income”, for financial assets and liabilities. Financial assets and liabilities designated at fair value through income are measured at fair value with changes recognized in net income. In June 2005, the IASB issued an amendment to IAS 39 revised, which adjusted the qualifications for classification as “designated at fair value through income” as a result of concerns of the EU. The EU endorsed this amendment in November 2005. The Allianz Group has adopted the amendment to IAS 39 revised related to financial assets and liabilities designated at fair value through income.

As a result of the adoption of IAS 39 revised, the Allianz Group reclassified certain available-for-sale securities to financial assets designated at fair value through income as a result of the change as described in the following paragraph regarding adoption of IAS 32 revised. In addition, the Allianz Group reclassified the financial assets and liabilities related to its unit linked insurance and investment contracts to financial assets designated at fair value through income and financial liabilities designated at fair value through income, respectively.

As a result of the adoption IAS 32 revised, a financial instrument qualifies as a financial liability of the Allianz Group, if it gives the holder the right to put the instrument back to the Allianz Group for cash or another financial asset (a “puttable instrument”). The classification as a financial liability is independent of considerations such as when the right is exercisable, how the amount payable or receivable upon exercise of the right is determined, and whether the puttable instrument has a fixed maturity. As a result of the adoption of IAS 32 revised, the Allianz Group was required to reclassify the minority interests in shareholders’ equity of certain consolidated investment funds to liabilities. These liabilities are required to be recorded at redemption amounts with changes recognized in net income. As the redemption amount of these liabilities is their fair value, these liabilities are included in financial liabilities carried at fair value through income as liabilities for puttable equity instruments.

IAS 39 revised and IAS 32 revised required retrospective application of these changes to the Allianz Group’s accounting policies; therefore, the Allianz Group’s consolidated financial statements for the years ended December 31, 2004 and 2003 were adjusted to include the effects of these changes.

IFRS 4

Effective January 1, 2005, the Allianz Group adopted IFRS 4, Insurance Contracts (“IFRS 4”). IFRS 4 represents the completion of phase I and is a transitional standard until the IASB has more fully addressed the recognition and measurement of insurance contracts. IFRS 4 requires that all contracts issued by insurance companies be classified as either insurance contracts or investment contracts. Contracts with significant insurance risk are considered insurance contracts. IFRS 4 permits a company to continue with its previously adopted

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

accounting policies with regard to recognition and measurement of insurance contracts. Only in the case of presentation of more reliable figures should a change in accounting policy be carried out. As a result, the Allianz Group principally continues to apply the provisions of US GAAP for the recognition and measurement of insurance contracts. Contracts issued by insurance companies without significant insurance risk are considered investment contracts. Investment contracts are accounted for in accordance with IAS 39 revised. As a result of the adoption of IFRS 4, certain contracts were reclassified as investment contracts.

In addition, IFRS 4 contains specific guidance for contracts with discretionary participation features. As a result of this guidance, the Allianz Group recorded additional liabilities for its individual life insurance business in Switzerland.

IFRS 4 required retrospective application of these changes to the Allianz Group’s accounting policies; therefore, the Allianz Group’s consolidated financial statements for the years ended December 31, 2004 and 2003 were adjusted to include the effects of these changes.

IFRS 2

Effective January 1, 2005, the Allianz Group adopted IFRS 2, Share Based Payments (“IFRS 2”). In accordance with IFRS 2, the share based compensation plans of the Allianz Group are required to be classified as equity settled or cash settled plans. Equity settled plans are measured at fair value on the grant date and recognized as an expense, with an increase in shareholders’ equity, over the vesting period. For cash settled plans the Allianz Group accrues the fair value of the award as compensation expense over the vesting period. Upon vesting, any change in the fair value of any unexercised awards is recognized as compensation expense. If the shares issued are redeemable, either mandatorily or at the counter-party’s option, the share based compensation plan is required to be classified as a cash settled plan by the Allianz Group. In this respect, IFRS 2 has incorporated the “puttable instrument” concept of IAS 32 revised, which requires such instruments to be classified as liabilities rather than equity instruments. As a result of the adoption of IFRS 2, the PIMCO LLC Class B Unit Purchase Plan (“Class B Plan”) is considered a cash settled plan as the equity instruments issued are puttable at the holder’s option. Before IFRS 2 was introduced by the IASB, no IFRS covered the accounting for share-based compensation plans. Therefore the Allianz Group applied previously appropriate US GAAP standards, which required, that the Class B Plan be classified as an equity settled plan.

Further, IFRS 2 requires that equity settled plans include a best estimate of the number of equity instruments that are expected to vest in determining the amount of expense to be recognized. Previously, the Allianz Group’s accounting policy required that forfeitures of equity instruments be recognized when incurred.

IFRS 2 revised required retrospective application of these changes to the Allianz Group’s accounting policies; therefore, the Allianz Group’s consolidated financial statements for the years ended December 31, 2004 and 2003 were adjusted to include the effects of these changes.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Impact on the Allianz Group’s consolidated financial statements

The impact of these recently adopted accounting principles on the Allianz Group’s consolidated financial statements is presented on the following pages.

Impact of recently adopted accounting standards on the consolidated balance sheet as of December 31, 2004:

		IAS 32 revised and IAS 39 revised
	Balance as of 12/31/2004 as previously reported	Impairments	Loans and receivables	Financial assets and liabilities designated at fair value	IFRS 4	IFRS 2	Balance as of 12/31/2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
ASSETS
Intangible assets	15,147	—	—	—	—	—	15,147
Investments in associated enterprises and joint ventures	5,832	—	(75)	—	—	—	5,757
Investments	319,552	—	(66,504)	(4,721)	—	—	248,327
Separate account assets	15,851	—	—	(15,851)	—	—	—
Loans and advances to banks	126,618	—	54,925	—	—	—	181,543
Loans and advances to customers	188,168	—	7,512	—	—	—	195,680
Financial assets carried at fair value through income	220,001	—	—	20,573	—	—	240,574
Cash and cash equivalents	15,628	—	—	—	—	—	15,628
Amounts ceded to reinsurers from insurance reserves	22,310	—	—	—	—	—	22,310
Deferred tax assets	13,809	151	(4)	29	—	154	14,139
Other assets	51,782	(19)	—	—	—	(550)	51,213

Total assets	994,698	132	(4,146)	30	—	(396)	990,318

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity before minority interests	30,828	—	(543)	(33)	(8)	(249)	29,995
Minority interests in shareholders’ equity	9,531	—	(30)	(1,389)	(6)	(410)	7,696
Shareholders’ equity	40,359	—	(573)	(1,422)	(14)	(659)	37,691
Participation certificates and subordinated liabilities	13,230	—	—	—	—	—	13,230
Reserves for insurance and investment contracts	355,195	—	(3,290)	(25,560)	35	—	326,380
Separate account liabilities	15,848	—	—	(15,848)	—	—	—
Liabilities to banks	191,354	—	—	(7)	—	—	191,347
Liabilities to customers	157,274	—	—	(137)	—	—	157,137
Certificated liabilities	57,771	—	—	(19)	—	—	57,752
Financial liabilities carried at fair value through income	102,141	—	—	42,996	—	—	145,137
Other accrued liabilities	13,168	—	—	—	—	816	13,984
Other liabilities	31,833	(10)	—	1	—	(553)	31,271
Deferred tax liabilities	14,486	142	(283)	26	(21)	—	14,350
Deferred income	2,039	—	—	—	—	—	2,039

Total shareholders’ equity and liabilities	994,698	132	(4,146)	30	—	(396)	990,318

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Impact of recently adopted accounting standards and reclassifications on the consolidated income statement for the year ended December 31, 2004:

		IAS 32 revised and IAS 39 revised
	Balance as of 12/31/2004 as previously reported	Impairments	Loans and receivables	Financial assets and liabilities designated at fair value	IFRS 4	IFRS 2	Reclassifications	Balance as of 12/31/2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	56,789	—	—	—	—	—	—	56,789
Interest and similar income	21,053	—	—	(97)	—	—	—	20,956
Income from investments in associated enterprises and joint ventures (net)	777	—	—	—	—	—	—	777
Other income from investments	4,816	519	6	(162)	—	—	—	5,179
Income from financial assets and liabilities carried at fair value through income (net)	2,813	—	—	(1,155)	—	—	—	1,658
Fee and commission income, and income from service activities	6,823	—	—	—	—	—	—	6,823
Other income	2,556	—	(5)	—	—	(18)	—	2,533

Total income	95,627	519	1	(1,414)	—	(18)	—	94,715

Insurance and investment contract benefits (net)	(53,326)	(105)	—	1,213	(37)	—	—	(52,255)
Interest and similar expenses	(5,437)	—	—	44	—	—	(310)	(5,703)
Other expenses from investments	(2,745)	(77)	51	99	—	—	—	(2,672)
Loan loss provisions	(354)	—	—	—	—	—	—	(354)
Acquisition costs and administrative expenses (net)	(22,240)	—	—	—	—	(311)	(829)	(23,380)
Amortization of goodwill	(1,164)	—	—	—	—	—	—	(1,164)
Other expenses	(5,178)	—	(52)	—	—	—	1,139	(4,091)

Total expenses	(90,444)	(182)	(1)	1,356	(37)	(311)	—	(89,619)

Earnings from ordinary activities before taxes	5,183	337	—	(58)	(37)	(329)	—	5,096

Taxes	(1,727)	(55)	—	22	11	87	—	(1,662)
Minority interests in earnings	(1,257)	(67)	—	30	7	119	—	(1,168)

Net income	2,199	215	—	(6)	(19)	(123)	—	2,266

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Impact of recently adopted accounting standards and reclassifications on the consolidated income statement for the year ended December 31, 2003:

		IAS 32 revised and IAS 39 revised
	Balance as of 12/31/2003 as previously reported	Impairments	Loans and receivables	Financial assets and liabilities designated at fair value	IFRS 4	IFRS 2	Reclassifications	Balance as of 12/31/2003
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	55,978	—	—	—	—	—	—	55,978
Interest and similar income	22,592	—	—	(82)	—	—	—	22,510
Income from investments in associated enterprises and joint ventures (net)	3,030	(16)	—	—	—	—	—	3,014
Other income from investments	10,002	790	(53)	(249)	—	—	—	10,490
Income from financial assets and liabilities carried at fair value through income (net)	243	—	—	276	—	—	—	519
Fee and commission income, and income from service activities	6,060	—	—	—	—	—	—	6,060
Other income	3,750	—	53	—	—	—	—	3,803

Total income	101,655	774	—	(55)	—	—	—	102,374

Insurance and investment contract benefits (net)	(50,432)	(1,677)	—	(141)	10	—	—	(52,240)
Interest and similar expenses	(6,561)	—	—	—	—	—	(310)	(6,871)
Other expenses from investments	(9,848)	2,012	26	358	—	—	—	(7,452)
Loan loss provisions	(1,027)	—	—	—	—	—	—	(1,027)
Acquisition costs and administrative expenses (net)	(22,117)	—	—	—	—	(276)	(524)	(22,917)
Amortization of goodwill	(1,413)	—	—	—	—	—	—	(1,413)
Other expenses	(7,396)	—	(26)	—	—	—	834	(6,588)

Total expenses	(98,794)	335	—	217	10	(276)	—	(98,508)

Earnings from ordinary activities before taxes	2,861	1,109	—	162	10	(276)	—	3,866

Taxes	(146)	(109)	—	(58)	(1)	65	—	(249)
Minority interests in earnings	(825)	(98)	—	(91)	(3)	91	—	(926)

Net income	1,890	902	—	13	6	(120)	—	2,691

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Impact of recently adopted accounting standards on shareholders’ equity as of December 31, 2002:

	Balance as of 12/31/2002, as previously reported	Impairments	Loans and receivables	IFRS 4	IFRS 2	Balance as of 12/31/2002
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Paid-in capital	14,785	—	—	—	—	14,785
Revenue reserves	5,914	(3,270)	—	16	(52)	2,608
Foreign currency translation adjustments	(342)	—	—	—	27	(315)
Unrealized gains and losses (net)	1,317	3,270	(609)	(10)	—	3,968

Shareholders’ equity before minority interests	21,674	—	(609)	6	(25)	21,046
Minority interests in share-holders’ equity	8,314	—	(26)	2	(325)	7,965

Total	29,988	—	(635)	8	(350)	29,011

Recently adopted accounting pronouncements with prospective application (effective January 1, 2005)

IFRS 3

Effective January 1, 2005, the Allianz Group adopted IFRS 3, Business Combinations (“IFRS 3”). In accordance with IFRS 3, the Allianz Group is no longer required to amortize of goodwill and intangible assets with an indefinite life. Instead, the Allianz Group is required to perform impairment tests on an annual basis in addition to whenever there is an indication that the carrying amount is not recoverable. As a result of the adoption on IFRS 3 on January 1, 2005, the Allianz Group ceased amortization of goodwill and brand names.

Further, the Allianz Group revised its accounting policy for accounting for the acquisition of a minority interest in shareholders’ equity for subsidiaries, companies under control, of the Allianz Group. IFRS 3 does not specifically address these transactions, as the scope of IFRS 3 is limited to accounting for acquisitions in which the Allianz Group obtains control over a company. Therefore, as a result of the adoption of IAS 1 as noted above, the Allianz Group has adopted an accounting policy to treat these acquisitions as transactions between equity holders. Therefore, the acquisition of a minority interest in shareholders’ equity does not result in an allocation of the acquisition cost to the respective fair value of the assets and liabilities acquired. Rather, the excess of the acquisition cost over the Allianz Group’s carrying amount of the minority interest in shareholders’ equity is recognized as a reduction of equity. Similarly, the excess of the Allianz Group’s carrying amount of the minority interest in shareholders’ equity over acquisition cost is recognized as an increase of equity. The Allianz Group has applied this accounting policy to any acquisition of a minority interest in shareholders’ equity on or after January 1, 2005.

IFRS 5

Effective January 1, 2005, the Allianz Group adopted IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). In accordance with IFRS 5, a non-current asset or a disposal group is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use. On the date a non-current asset or disposal group meet the criteria as held for sale, it is measured at the lower of its carrying amount and fair value less costs to sell. If the carrying amount is greater than the fair value less costs to sell, a loss is recognized. If the fair value less costs to sell is greater than carrying amount, the gain is recognized upon derecognition of the non-current asset or disposal group.

In addition, IFRS 5 requires that income from discontinued operations be presented separately from income from continuing operations. A discontinued operation is a component of an entity that either has or will be disposed of or is classified as held for sale

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

and: represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

If a component of an entity qualifies as a discontinued operation, the Allianz Group will present a single amount on its consolidated statements of income for the net income of the discontinued operation, including any gain or loss from the disposal of a non-current asset or a disposal group, for all periods presented.

Recently adopted accounting pronouncement (effective before January 1, 2005)

SOP 03-1

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

Recently issued accounting pronouncements (effective on or after January 1, 2006)

In December 2004, the IASB issued an amendment to IAS 19, Employee Benefits, relating to the recognition of actuarial gains and losses and disclosure requirements for detailed benefits plans. The amendment allows the Allianz Group the election to adopt an accounting policy to recognize actuarial gains and losses in the period which they occur outside of net income. As a result, the Allianz Group would no longer be required to amortize actuarial gains and losses in excess of the corridor over the expected average remaining working lives of the employees participating in the plans in net income. However, if the Allianz Group elects to adopt this accounting policy, it must present the recognized actuarial gains and losses, along with any other items required to be recognized directly in equity, in a statement of recognized income and expenses. This option may be used for reporting periods ending on or after December 16, 2004. The Allianz Group did not elect to utilize this option for the reporting periods ending during the year ended December 31, 2005; however, it is considering the option for reporting period ending during the year ended December 31, 2006. In addition, this amendment incorporates additional disclosure requirements with regards to defined benefit plans that are effective for the year ended December 31, 2006.

In April 2005, the IASB issued an amendment to IAS 39 related to the cash flow hedge accounting of intragroup transactions. The amendment is

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

effective for the Allianz Group’s reporting periods ending on or after January 1, 2006. The adoption is not expected to have a material impact on the Allianz Group’s financial results or financial position.

In August 2005, the IASB issued amendments to IAS 39 and IFRS 4 relating to the recognition and measurement of financial guarantee contracts. The amendments require that financial guarantee contracts be initially measured at fair value. After initial recognition, the financial guarantee contracts are measured at the higher of the amount determined in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and the amount initially recognized less cumulative amortization recognized in accordance with IAS 18, Revenues. The amendment is effective for the Allianz Group’s reporting periods ending on or after January 1, 2006; however, the Allianz Group will be required to retrospectively apply the provisions of the amendments to reporting periods prior to January 1, 2006. As the Allianz Group previously applied US GAAP to its credit insurance contracts, the amendments will not impact the insurance segments. Therefore, the new rule mainly impacts the banking segment. These adoptions are not expected to have a material impact on the Allianz Group’s financial results or financial position.

In August 2005, the IASB issued an amendment to IAS 1, Presentation in the Financial Statements. The amendment requires additional disclosures relating to the Allianz Group’s capital. In addition, in August 2005, the IASB issued IFRS 7, Financial Instruments: Disclosures. This standard requires additional disclosures relating to the Allianz Group’s financial instruments and insurance contracts. The amendment to IAS 1 and IFRS 7 are effective for the year ended December 31, 2007. The adoptions are expected to have no impact on the Allianz Group’s financial results or financial position.

4    Consolidation

Scope of the consolidation

As of December 31, 2005, in addition to Allianz AG, 169 (2004: 156; 2003: 193) German and 840 (2004: 907; 2003: 972) foreign subsidiaries have been consolidated. As of December 31, 2005, 67 (2004: 68; 2003: 61) German and 26 (2004: 29; 2003: 39) foreign investment funds and 35 (2004: 24) SPEs were also consolidated.

As of December 31, 2005, of the entities that have been consolidated, 9 (2004: 9; 2003: 10) subsidiaries have been consolidated where the Allianz Group owns less than majority of the voting power of the subsidiary, including CreditRas Vita S.p.A. (“CreditRas”) and Antoniana Veneta Popolare Vita S.p.A. (“Antoniana”). The Allianz Group controls these entities on the basis of shareholder agreements between the Allianz Group subsidiary owning 50% of each such entity and the other shareholder. Pursuant to these shareholder agreements, the Allianz Group has the power to govern the financial and operating policies of these subsidiaries and the right to appoint the general manager, in the case of CreditRas, and the CEO, in the case of Antoniana, who have been given unilateral authority over all aspects of the financial and operating policies of these entities, including the hiring and termination of staff and the purchase and sale of assets. In addition, all management functions of these subsidiaries are performed by the employees of the Allianz Group and all operations are undertaken in Allianz Group’s facilities. The Allianz Group also develops all insurance products written through these subsidiaries. Although the Allianz Group and the other shareholder each have the right to appoint half of the directors of each subsidiary, the rights of the other shareholders are limited to matters specifically reserved to the board of directors and shareholders under Italian law, such as decisions concerning capital increases, amendments to articles and similar matters. In addition, in the case of Antoniana, the Allianz Group has the right to appoint the Chairman, who has double board voting rights, thereby giving the Allianz Group a majority of board votes. The shareholder agreements for CreditRas and Antoniana are subject to automatic renewal and are not terminable prior to their stated terms.

As of December 31, 2005, there were 10 (2004: 11; 2003: 13) joint ventures that were accounted for using the equity method; each of these entities is managed by the Allianz Group together with a third party not consolidated in the Allianz Group’s consolidated financial statements. As of December 31, 2005, there were 150 (2004: 181; 2003: 170) associated enterprises accounted for using the equity method.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

All subsidiaries, joint ventures, and associated enterprises are individually listed in the disclosure of equity investments filed with the Commercial Register in Munich. All private companies are also listed and identified separately in this disclosure of equity investments, for which the consolidated financial statements and the Allianz Group management report are exempt in accordance with the application of clause 264b of the German Commercial Code (“HGB”). Selected subsidiaries and associated enterprises are listed in the selected subsidiaries and other holdings section.

Acquisitions

	Effects on the Consolidated Financial Statements in the Year of Acquisition(1)
For the years ended 12/31/	Date of First-time Consolidation	Turnovers		Net Income	Goodwill(2)	Amortization of Goodwill
		€ mn		€ mn	€ mn	€ mn
2004
Four Seasons Health Care Ltd., Wilmslow	8/31/2004	163	(3)	2	141	—

(1)	Consolidated in the business segments.
(2)	At the date of first-time consolidation.
(3)	Income from service agreements (not included in total revenues of the Allianz Group).

2004 Acquisitions

Four Seasons Health Care Ltd., Wilmslow On August 16, 2004, the Allianz Group acquired 100.0% of Four Seasons Health Care Ltd., Wilmslow at a purchase price of €1,167 mn. Four Seasons Health Care Ltd., Wilmslow operates care homes and specialist centres in England, Scotland and Northern Ireland.

Disposals

The principal subsidiaries deconsolidated in the course of the year are presented in the following table:

	Effects on the Consolidated Financial Statements in the Year of Disposal(1)
For the years ended 12/31/	Date of Deconsolidation	Gross Premiums	Net Income	Disposed Goodwill charged to Income(2)
		€ mn	€ mn	€ mn
2005
Cadence Capital Management Inc., Delaware	8/31/2005	17	5	39
DresdnerGrund-Fonds, Frankfurt am Main	12/22/2005	—	85	—
2004
Allianz of Canada, Inc., Toronto	9/12/2004	458	105	31
Allianz President General Insurance Co. Ltd., Taipeh	9/27/2004	69	10	4
ENTENIAL, Guyancourt	4/2/2004	—	—	(5)
2003
AFORE Allianz Dresdner S. A. de C. V., Mexico City	11/11/2003	—	10	117
AGF AZ Chile Vida, Santiago de Chile	4/29/2003	—	—	—
AGF Belgium Bank S. A., Brussels	12/15/2003	—	(5)	—
Allianz Parkway Integrated Care Pte Ltd., Singapore	9/30/2003	7	—	—
Merchant Investors Assurance Company Ltd., Bristol	3/10/2003	3	—	—
Pioneer Allianz Life Assurance Corporation, Metro Manila	1/14/2003	—	—	—

(1)	Consolidated in the business segments.
(2)	At the date of deconsolidation.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

2005 Disposals

DresdnerGrund-Fonds, Frankfurt am Main On December 22, 2005, the Allianz Group sold its shares in DresdnerGrund-Fonds, Frankfurt am Main, which is described further in Note 42. The proceeds from the sale of these shares amounted to €2,029 mn.

Acquisitions and disposals of minority interests

2005

Riunione Adriatica di Sicurtà S.p.A., Milan On November 30, 2005, the Allianz Group increased its interest in Riunione Adriatica di Sicurtà S.p.A., Milan, by 20.7% to 76.3%. The acquisition cost for the additional interest was €2,701 mn. This transaction was accounted for as a transaction between equity holders; therefore, the Allianz Group recorded a decrease in shareholders’ equity before minority interests of €1,339 mn and a decrease of minority interest in shareholders’ equity of €1,362 mn.

Allianz Global Investors of America L.P., Delaware On May 9, 2005, the Allianz Group increased its interest in Allianz Global Investors of America L.P., Delaware, by 3.4% to 97.0%. The acquisition cost for the additional interest was €209 mn. This transaction was accounted for as a transaction between equity holders; therefore, the Allianz Group recorded a decrease in shareholders’ equity before minority interests of €209 mn.

Bayerische Versicherungsbank AG, Munich (was merged in January 2006 retroactively effective October 1, 2005 into Allianz Versicherungs-Aktiengesellschaft, Munich) On November 15, 2005, the Allianz Group increased its interest in Bayerische Versicherungsbank AG, Munich, by 10.0% to 100.0%. The acquisition cost for the additional interest was €22 mn. This transaction was accounted for as a transaction between equity holders; therefore, the Allianz Group recorded an increase in shareholders’ equity before minority interests of €82 mn and a decrease of minority interest in shareholders’ equity of €104 mn.

Assurances Générales de France, Paris During the year ended December 31, 2005, Assurances Générales de France, Paris issued shares to plan participants as a result of exercises of share options. These issuances resulted in a decrease in the Allianz Group’s ownership interest in Assurances Générales de France, Paris from 62% at December 31, 2004 to 61% at December 31, 2005. These transactions were accounted for as transactions between equity holders; therefore, the Allianz Group recorded an increase in shareholders’ equity before minority interests of €19 mn and an increase in minority interests in shareholders’ equity of €127 mn.

2004

Allianz Global Investors of America L.P., Delaware In January, April and November 2004, the Allianz Group increased its interest in Allianz Global Investors of America L.P., Delaware, by a total of 9.7 % to 93.6%, resulting in additional goodwill of €583 mn. The acquisition cost for the additional interest was €598 mn.

2003

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

Allianz Global Investors of America L.P., Delaware In April 2003, July 2003 and October 2003, the Allianz Group increased its interest in PIMCO Advisors L.P., Delaware, by a total of 14.4% to 83.9%, resulting in additional goodwill of €624 mn. The acquisition cost for the additional interest was €640 mn.

5    Segment Reporting

As a result of the Allianz Group’s worldwide organization, the business activities of the Allianz Group are first segregated by product and type of

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

service: insurance activities, banking activities and asset management activities. Due to differences in the nature of products, risks and capital allocation, insurance activities are further divided between property-casualty and life/health categories. Thus, the Allianz Group’s segments are structured as Property- Casualty, Life/Health, Banking and Asset Management. Based on various legal, regulatory and other operational issues associated with operating entities in jurisdictions worldwide, the segments of the Allianz Group are also further analyzed by geographical areas or regions in matrixes that comprise a number of profit and service-center segments (see following pages). This geographic analysis is performed to provide further understanding of trends and results underlying the segment data.

Property-Casualty

The Allianz Group is the largest German property-casualty insurance company based on gross premiums written during the year ended December 31, 2005. Principal product lines offered primarily within Germany include automobile liability and other automobile insurance, fire and property insurance, personal accident insurance, liability insurance and legal expense insurance. The Allianz Group is also among the largest property-casualty insurance companies in other countries, including France, Italy, the United Kingdom, Switzerland and Spain. The Allianz Group conducts its property-casualty insurance operations in these countries through five main groups of operating entities in France, primarily offering automobile, property, injury and liability for both individual and corporate customers; Italy, operating in all personal and commercial property-casualty lines in particular personal automobile insurance; the United Kingdom, offering products generally similar to those offered by the Allianz Group’s German property-casualty operations as well as a number of specialty products, including extended warranty and pet insurance; Switzerland, offering property-casualty insurance, travel and assistance insurance, conventional reinsurance as well as a variety of alternative risk transfer products for corporate customers worldwide; and Spain, offering a wide variety of traditional personal and commercial property-casualty insurance products, with an emphasis on automobile insurance.

Life/Health

The Allianz Group is the largest provider of life insurance and the third-largest provider of health insurance in Germany as measured by gross premiums written during the year ended December 31, 2005. Germany is the Allianz Group’s most important market for life/health insurance. The Allianz Group’s German life insurance companies offer a comprehensive and unified range of life insurance and life insurance-related products on both an individual and group basis. The main classes of coverage offered include endowment life insurance, annuity policies, term life insurance, unit linked annuities, and other life insurance-related forms of cover, which are provided as riders to other policies and on a stand-alone basis. The Allianz Group’s German health insurance companies provide a wide range of health insurance products, including full private healthcare coverage for the self-employed, salaried employees and civil servants, supplementary insurance for people insured under statutory health insurance plans, daily sickness allowance for the self-employed and salaried employees, hospital daily allowance, supplementary care insurance and foreign travel medical expenses insurance. The Allianz Group also maintains significant life/health operations in the United States, offering a wide variety of life insurance, fixed and variable annuity contracts, including equity-indexed annuities to individuals, and long-term care insurance to individual and corporate customers. Italy and France are also markets where the Allianz Group maintains a significant presence offering products such as unit linked and investment-oriented products, health insurance and individual and group life insurance.

Banking

The Allianz Group’s banking operations primarily comprise the operations of the Dresdner Bank AG and subsidiaries, hereafter “Dresdner Bank Group”, whose principal banking products and services include traditional commercial banking activities such as deposit taking, lending (including residential mortgage lending) and cash management, as well as corporate finance advisory services, mergers and acquisitions advisory services, capital and money market services, securities underwriting and securities trading and derivatives business on its own account and for its customers. The Allianz Group operates

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

through the domestic and international branch network of the Dresdner Bank Group and through various subsidiaries both in Germany and abroad, some of which also have branch networks.

Asset Management

The Allianz Group’s Asset Management segment operates as a global provider of institutional and retail asset management products and services to third-party investors and provides investment management services to the Allianz Group’s insurance operations. The Allianz Group managed approximately €743 bn of third-party assets, Allianz Group’s own investments and separate account assets on a worldwide basis as of December 31, 2005, with key management centers in Munich, Frankfurt, London, Paris, Singapore, Hong Kong, Milan, Westport (Connecticut) and San Francisco, San Diego and Newport Beach (California). As measured by total assets under management at December 31, 2005, the Allianz Group is one of the five largest asset managers in the world. The United States is the Allianz Group’s largest geographic region for third-party assets under management comprising approximately 73% (2004: 70% and 2003: 69%).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Business Segment Information—Consolidated Balance Sheets

as of December 31, 2005 and 2004

	Property-Casualty		Life/Health
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
ASSETS
Intangible assets	2,117	2,185	3,975	4,075
Investments in associated enterprises and joint ventures	47,766	48,359	3,845	5,532
Investments	88,408	81,245	178,821	154,920
Loans and advances to banks	11,181	7,424	56,285	56,699
Loans and advances to customers	2,031	6,224	27,788	28,808
Financial assets carried at fair value through income	2,977	1,137	66,029	46,668
Cash and cash equivalents	3,961	1,665	5,872	968
Amounts ceded to reinsurers from reserves for insurance and investment contracts	13,030	12,337	10,944	16,382
Deferred tax assets	7,470	6,816	3,969	3,451
Other assets	22,417	20,045	24,633	20,362

Total segment assets	201,358	187,437	382,161	337,865

	Property-Casualty		Life/Health
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
SHAREHOLDERS’ EQUITY AND LIABILITIES
Participation certificates and subordinated liabilities	7,338	5,497	141	141
Reserves for insurance and investment contracts	85,051	83,095	276,105	249,854
Liabilities to banks	5,411	1,358	5,405	1,241
Liabilities to customers	5,017	5,336	75	165
Certificated liabilities	9,215	11,405	4	68
Financial liabilities carried at fair value through income	1,680	530	61,031	44,776
Other accrued liabilities	6,270	5,960	938	1,016
Other liabilities	14,310	12,352	16,976	21,280
Deferred tax liabilities	8,034	7,894	5,199	4,539
Deferred income	94	161	121	139

Total segment liabilities	142,420	133,588	365,995	323,219

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Banking		Asset Management		Consolidation Adjustments		Group
2005	2004	2005	2004	2005	2004	2005	2004
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn

2,545	2,526	6,748	6,362	—	(1)	15,385	15,147
677	3,037	2	3	(50,195)	(51,174)	2,095	5,757
16,646	17,736	831	529	(1,786)	(6,103)	282,920	248,327
85,730	119,025	431	144	(2,243)	(1,749)	151,384	181,543
163,482	168,346	46	29	(7,923)	(7,727)	185,424	195,680
165,928	192,746	227	131	(154)	(108)	235,007	240,574
21,848	13,097	476	431	(510)	(533)	31,647	15,628

—	—	—	—	(1,854)	(6,409)	22,120	22,310
2,925	3,679	232	187	—	6	14,596	14,139
12,011	15,341	3,535	2,942	(5,293)	(7,477)	57,303	51,213

471,792	535,533	12,528	10,758	(69,958)	(81,275)	997,881	990,318

Banking		Asset Management		Consolidation Adjustments		Group
2005	2004	2005	2004	2005	2004	2005	2004
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
7,428	7,815	—	—	(223)	(223)	14,684	13,230

2	4	—	—	(2,021)	(6,573)	359,137	326,380
141,914	189,187	205	7	(978)	(446)	151,957	191,347
159,672	158,127	461	294	(6,866)	(6,785)	158,359	157,137
50,719	47,041	4	4	(739)	(766)	59,203	57,752
82,080	99,934	—	—	(151)	(103)	144,640	145,137
5,163	5,783	1,931	1,225	—	—	14,302	13,984
5,137	8,859	1,120	709	(6,160)	(11,929)	31,383	31,271
1,314	1,860	74	57	—	—	14,621	14,350
2,257	1,737	21	2	—	—	2,493	2,039

455,686	520,347	3,816	2,298	(17,138)	(26,825)	950,779	952,627

Shareholders’ equity						47,102	37,691

Total equity and liabilities						997,881	990,318

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Business Segment Information—Consolidated Income Statements

for the Years ended December 31, 2005, 2004 and 2003

	Property-Casualty			Life/Health
	2005	2004	2003	2005	2004	2003
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	38,017	38,193	37,277	19,730	18,596	18,701
Interest and similar income	4,021	4,051	4,187	11,731	11,196	11,065
Income from associated enterprises and joint ventures (net)	1,582	2,438	3,619	809	438	712
Other income from investments	1,745	2,145	5,026	2,683	2,423	4,605
Income from financial assets and liabilities carried at fair value through income (net)	(289)	(41)	(1,481)	256	198	447
Fee and commission income, and income from service activities	1,711	1,038	522	198	224	234
Other income	992	1,064	1,770	916	1,226	1,484

Total income	47,779	48,888	50,920	36,323	34,301	37,248

Insurance and investment contract benefits (net)	(26,208)	(26,871)	(27,180)	(27,563)	(25,390)	(25,206)
Interest and similar expenses	(1,476)	(1,562)	(1,667)	(471)	(749)	(732)
Other expenses from investments	(539)	(1,127)	(2,340)	(858)	(867)	(4,087)
Loan loss provisions	(1)	(7)	(10)	—	(3)	(3)
Acquisition costs and administrative expenses	(11,325)	(10,734)	(10,276)	(4,432)	(4,533)	(3,938)
Amortization of goodwill	—	(381)	(383)	—	(159)	(398)
Other expenses	(2,558)	(2,069)	(2,646)	(725)	(896)	(1,640)

Total expenses	(42,107)	(42,751)	(44,502)	(34,049)	(32,597)	(36,004)

Earnings from ordinary activities before taxes	5,672	6,137	6,418	2,274	1,704	1,244

Taxes	(1,126)	(1,520)	(756)	(463)	(469)	(639)
Minority interests in earnings	(997)	(1,151)	(451)	(462)	(368)	(386)

Net income (loss)	3,549	3,466	5,211	1,349	867	219

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Banking			Asset Management			Consolidation Adjustments			Group
2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
—	—	—	—	—	—	—	—	—	57,747	56,789	55,978
7,064	6,471	8,047	90	62	78	(565)	(824)	(867)	22,341	20,956	22,510
532	84	3	—	—	10	(1,666)	(2,183)	(1,330)	1,257	777	3,014
619	635	809	8	21	16	(345)	(45)	34	4,710	5,179	10,490
1,164	1,493	1,524	19	11	30	9	(3)	(1)	1,159	1,658	519
3,278	3,085	2,956	3,757	3,110	2,892	(634)	(634)	(544)	8,310	6,823	6,060
317	293	521	24	48	33	(67)	(98)	(5)	2,182	2,533	3,803

12,974	12,061	13,860	3,898	3,252	3,059	(3,268)	(3,787)	(2,713)	97,706	94,715	102,374

—	—	—	—	—	—	(26)	6	146	(53,797)	(52,255)	(52,240)
(4,942)	(4,179)	(5,284)	(33)	(13)	(29)	552	800	841	(6,370)	(5,703)	(6,871)
(259)	(480)	(678)	(2)	(3)	(13)	(21)	(195)	(334)	(1,679)	(2,672)	(7,452)
110	(344)	(1,014)	—	—	—	—	—	—	109	(354)	(1,027)
(6,012)	(6,008)	(6,592)	(3,335)	(2,730)	(2,632)	657	625	521	(24,447)	(23,380)	(22,917)
—	(244)	(263)	—	(380)	(369)	—	—	—	—	(1,164)	(1,413)
(334)	(873)	(1,965)	(108)	(401)	(401)	83	148	64	(3,642)	(4,091)	(6,588)

(11,437)	(12,128)	(15,796)	(3,478)	(3,527)	(3,444)	1,245	1,384	1,238	(89,826)	(89,619)	(98,508)

1,537	(67)	(1,936)	420	(275)	(385)	(2,023)	(2,403)	(1,475)	7,880	5,096	3,866

(396)	294	1,025	(132)	52	80	3	(19)	41	(2,114)	(1,662)	(249)
(102)	(101)	(104)	(51)	(52)	(92)	226	504	107	(1,386)	(1,168)	(926)

1,039	126	(1,015)	237	(275)	(397)	(1,794)	(1,918)	(1,327)	4,380	2,266	2,691

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Business Segment Information—Insurance

as of and for the Years ended December 31, 2005, 2004 and 2003

PROPERTY-CASUALTY	Premiums earned (net)			Loss ratio(1)
	2005	2004	2003	2005	2004	2003
	€ mn	€ mn	€ mn	%	%	%
1. Europe
Germany	10,474	10,712	10,478	64.2	68.5	71.7
Italy	4,964	4,840	4,645	68.0	68.1	70.9
France	4,375	4,484	4,453	74.0	73.5	79.8
Great Britain	1,913	2,012	1,827	64.1	63.6	67.1
Switzerland	1,708	1,659	1,599	74.9	72.9	71.0
Spain	1,551	1,454	1,337	71.4	72.2	75.9
2. America
NAFTA Region	3,590	3,932	4,037	68.3	64.7	70.0
South America	510	378	408	64.5	64.7	71.3
3. Asia-Pacific	1,280	1,243	1,171	68.0	72.8	71.7
4. Specialty Lines
Allianz Global Risks Rückversicherungs-AG	959	1,072	1,038	71.3	68.9	70.9
Credit Insurance	995	901	845	41.2	40.8	49.3
Travel Insurance and Assistance Services	934	863	784	60.3	59.8	60.6
Allianz Marine & Aviation	541	475	417	123.5	64.4	65.5
5. Other	4,223	4,168	4,238	61.4	76.9	73.2
6. Consolidation adjustments(2)	—	—	—

Total	38,017	38,193	37,277	67.1	67.7	71.5

LIFE/HEALTH	Premiums earned (net)
	2005	2004	2003
	€ mn	€ mn	€ mn
1. Europe
Germany Life	10,205	8,936	8,788
Germany Health	3,042	3,019	2,959
France	1,484	1,545	1,509
Italy	1,104	1,088	1,169
Switzerland	470	504	542
Spain	350	576	530
2. USA	522	428	598
3. Asia-Pacific	1,223	1,131	1,303
4. Other	1,330	1,369	1,303
5. Consolidation adjustments(2)	—	—	—

Total	19,730	18,596	18,701

(1)	The loss ratio represents net claims incurred as a percentage of net premiums earned.
(2)	Represents elimination of intercompany transactions between Allianz Group subsidiaries in different geographic regions. In the life/health insurance segment, consolidation adjustments also include the elimination of intercompany transactions between Germany Life and Germany Health. Additionally, the Allianz Group has excluded a number of significant non-operating intra-Allianz Group transactions from various country and specialty lines above and instead has netted them in the consolidation line, including the impacts from the September 30, 2002 reinsurance agreement between Fireman’s Fund in the United States and Allianz AG in Germany providing cover for asbestos and environmental exposures.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Expense ratio(3)			Net income (loss)			Group’s own investments(5)
2005	2004	2003	2005	2004	2003	2005	2004
%	%	%	€ mn	€ mn	€ mn	€ mn	€ mn

25.3	25.1	25.7	1,378	1,744	4,519	110,505	101,844
22.5	22.4	22.9	671	494	347	11,841	12,772
25.0	24.9	24.4	593	843	109	24,896	23,219
29.9	29.8	29.0	269	208	179	4,369	4,411
21.5	19.7	25.3	122	96	53	4,706	4,433
19.4	18.7	19.6	106	108	59	2,504	2,165

26.4	28.0	28.2	825	489	(85)	17,407	16,729
32.3	33.3	32.6	31	23	3	667	499
24.1	23.7	23.8	172	88	64	3,539	2,902

28.6	28.8	27.9	38	52	73	2,843	2,325
25.3	28.2	32.7	126	99	62	2,912	2,634
31.2	31.8	31.3	30	6	3	656	574
25.0	29.2	21.8	(186)	88	68	1,409	1,216
25.9	25.0	24.0	39	357	463	28,149	27,820
			(665)	(1,229)	(706)	(65,863)	(60,306)

25.2	25.2	25.5	3,549	3,466	5,211	150,540	143,237

Statutory expense ratio(4)			Net income (loss)			Group’s own investments(5)
2005	2004	2003	2005	2004	2003	2005	2004
%	%	%	€ mn	€ mn	€ mn	€ mn	€ mn

7.0	10.4	6.8	297	159	17	122,148	115,960
8.8	9.3	10.4	96	53	(1)	15,301	14,297
15.4	17.3	16.5	237	127	124	51,485	48,145
5.1	4.4	3.5	214	151	112	22,611	21,763
8.5	9.8	8.6	32	13	6	7,923	7,860
7.2	5.8	6.3	24	22	16	5,383	5,067
5.4	5.2	4.6	295	256	132	27,789	19,515
10.5	13.2	10.8	55	(16)	(261)	7,247	5,332
17.5	19.5	20.0	102	109	83	13,118	11,711
			(3)	(7)	(9)	(675)	(632)

8.1	9.1	7.9	1,349	867	219	272,330	249,018

(3)	The expense ratio represents net acquisition costs and administrative expenses as a percentage of net premiums earned.
(4)	The statutory expense ratio represents net acquisition costs and administrative expenses as a percentage of net premiums earned (statutory).
(5)	Group’s own investments, which reflect the definition of investments as used by management for controlling purposes, are presented before consolidation adjustments representing the elimination of intra-Allianz Group investment holdings held by Allianz Group subsidiaries in different geographic regions.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Business Segment Information—Banking

for the Years ended December 31, 2005, 2004 and 2003

BANKING SEGMENT—DIVISIONS

	2005				2004				2003
For the years ended 12/31/	Operating revenues(1)	Cost-income ratio		Earnings after taxes and before minority interests	Operating revenues(1)	Cost-income ratio		Earnings after taxes and before minority interests	Operating revenues(1)	Cost-income ratio		Earnings after taxes and before minority interests
	€ mn	%		€ mn	€ mn	%		€ mn	€ mn	%		€ mn
Personal Banking	1,883	84.2		136	1,846	89.2		(6)	1,856	93.5		(130)
Private & Business Banking	1,179	58.5		293	1,145	65.0		188	1,100	68.2		146
Corporate Banking	1,027	44.9		335	1,014	47.2		282	1,041	48.1		197
DrKW	2,102	91.7		132	2,045	89.4		152	2,141	87.6		209
IRU	70	232.6		91	362	79.1		5	598	77.6		(896)
Corporate Other(2)	(307)	—	(3)	98	(186)	—	(3)	(153)	(491)	—	(3)	(293)

Dresdner Bank	5,954	88.9		1,085	6,226	85.2		468	6,245	91.9		(767)
Other Banks(4)	281	73.9		56	220	94.9		3	459	75.7		119

Subtotal	6,235	—		1,141	6,446	—		471	6,704	—		(648)
Amortization of goodwill(5)	—	—		—	—	—		(244)	—	—		(263)
Minority interests in earnings	—	—		(102)	—	—		(101)	—	—		(104)

Total	6,235	88.2		1,039	6,446	85.6		126	6,704	90.8		(1,015)

(1)	Consists of net interest income, net fee and commission income, and net trading income. Operating revenues is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks, but other banks may calculate operating income on a different basis and accordingly may not be comparable to operating revenues as used herein.
(2)	The Corporate Other division contains income and expense items that are not assigned to Dresdner Bank’s operating divisions. These items include, in particular, expenses for central functions and projects affecting Dresdner Bank as a whole which are not allocated to the operating divisions, as well as provisioning requirements for country and general risks, and realized gains and losses from Dresdner Bank’s non-strategic investment portfolio.
(3)	Presentation not meaningful.
(4)	Consists of non-Dresdner Bank banking operations within our Banking segment.
(5)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.

BANKING SEGMENT—GEOGRAPHICAL

	Operating revenues(1)			Earnings after taxes and before goodwill amortization and minority interests in earnings(2)
For the years ended 12/31/	2005	2004	2003	2005	2004	2003
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Germany	4,084	4,238	3,377	1,553	724	(32)
Rest of Europe	1,662	1,698	2,394	(28)	(138)	39
NAFTA	347	359	385	184	143	(351)
Rest of world	184	151	548	67	89	198

Subtotal	6,277	6,446	6,704	1,776	818	(146)
Consolidation adjustments(3)	(42)	—	—	(635)	(347)	(502)

Total	6,235	6,446	6,704	1,141	471	(648)

(1)	Consists of net interest income, net fee and commission income, and net trading income. Operating revenues is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks, but other banks may calculate operating income on a different basis and accordingly may not be comparable to operating revenues as used herein.
(2)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
(3)	Represents elimination of transactions between Allianz Group subsidiaries in different geographic regions.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Business Segment Information—Operating Profit for the years ended December 31, 2005, 2004 and 2003

The Allianz Group evaluates the results of its Property-Casualty, Life/Health, Banking and Asset Management segments using a financial performance measure referred to herein as “operating profit”. The Allianz Group defines segment operating profit as earnings from ordinary activities before taxes, excluding, as applicable for each respective segment, all or some of the following items: net capital gains and impairments on investments, net trading income, intra-Allianz Group dividends and profit transfer, interest expense on external debt, restructuring charges, other non-operating income/(expenses), acquisition-related expenses and amortization of goodwill.

While these excluded items are significant components in understanding and assessing the Allianz Group’s consolidated financial performance, the Allianz Group believes that the presentation of operating results enhances the understanding and comparability of the performance of its operating segments by highlighting net income attributable to ongoing segment operations and the underlying profitability of its businesses. For example, the Allianz Group believes that trends in the underlying profitability of its segments can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments on investment securities, as these are largely dependent on market cycles or issuer specific events over which the Allianz Group has little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at the Allianz Group’s discretion. Operating profit is not a substitute for earnings from ordinary activities before taxes or net income as determined in accordance with IFRS. The Allianz Group’s definition of operating profit may differ from similar measures used by other companies, and may change over time.

The following table sets forth the total revenues, operating profit and net income for each of our business segments for the years ended December 31, 2005, 2004 and 2003, as well as consolidated net income of the Allianz Group.

	Property- Casualty	Life/ Health	Banking	Asset Management	Consolidation adjustments	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
For the year ended 12/31/2005
Total revenues(*)	44,061	48,129	6,235	2,733	(261)	100,897

Operating profit	4,162	1,603	845	1,133	—	7,743

Earnings from ordinary activities before taxes	5,672	2,274	1,537	420	(2,023)	7,880
Taxes	(1,126)	(463)	(396)	(132)	3	(2,114)
Minority interests in earnings	(997)	(462)	(102)	(51)	226	(1,386)

Net income/(loss)	3,549	1,349	1,039	237	(1,794)	4,380

For the year ended 12/31/2004
Total revenues(*)	43,780	45,177	6,446	2,308	(836)	96,875

Operating profit	3,979	1,418	586	856	—	6,839

Earnings from ordinary activities before taxes	6,137	1,704	(67)	(275)	(2,403)	5,096
Taxes	(1,520)	(469)	294	52	(19)	(1,662)
Minority interests in earnings	(1,151)	(368)	(101)	(52)	504	(1,168)

Net income/(loss)	3,466	867	126	(275)	(1,918)	2,266

For the year ended 12/31/2003
Total revenues(*)	43,420	42,319	6,704	2,226	(929)	93,740

Operating profit/(loss)	2,397	1,265	(396)	716	—	3,982

Earnings from ordinary activities before taxes	6,418	1,244	(1,936)	(385)	(1,475)	3,866
Taxes	(756)	(639)	1,025	80	41	(249)
Minority interests in earnings	(451)	(386)	(104)	(92)	107	(926)

Net income(loss)	5,211	219	(1,015)	(397)	(1,327)	2,691

(*)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues, as well as Asset Management segment’s operating revenues.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Property-Casualty Insurance Segment

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Gross premiums written	44,061	43,780	43,420
Premiums earned (net)(1)	38,017	38,193	37,277
Current income from investments	3,901	3,935	3,854
Investment management and interest expenses	(488)	(834)	(1,295)
Insurance benefits (net)(2)	(26,076)	(26,650)	(27,261)
Net acquisition costs and administrative expenses(3)	(10,840)	(10,360)	(9,814)
Other operating income/(expenses) (net)	(352)	(305)	(364)

Operating profit	4,162	3,979	2,397

Net capital gains and impairments on investments(4)	1,306	1,325	6,049 (5)
Net trading income/(expense)(6)	(426)	(49)	(1,490)
Intra-group dividends and profit transfer	1,531	1,963	676
Interest expense on external debt	(834)	(863)	(831)
Amortization of goodwill(7)	—	(381)	(383)
Restructuring charges	(67)	—	—
Other non-operating income/(expenses) (net)	—	163	—

Earnings from ordinary activities before taxes	5,672	6,137	6,418
Taxes	(1,126)	(1,520)	(756)
Minority interests in earnings	(997)	(1,151)	(451)

Net income	3,549	3,466	5,211

Loss ratio(8) in %	67.1	67.7	71.5
Expense ratio(9) in %	25.2	25.2	25.5

Combined ratio in %	92.3	92.9	97.0

(1)	Net of earned premiums ceded to reinsurers of €5,411 mn (2004: €5,298 mn; 2003: €5,539 mn).
(2)	Comprises net claims incurred of €25,519 mn (2004: €25,867 mn; 2003: €26,659 mn), net expenses from changes in other net underwriting provisions of €187 mn (2004: €458 mn; 2003: €269 mn) and net expenses for premium refunds of €370 mn (2004: €325 mn; 2003: €333 mn). Net expenses for premium refunds were adjusted for income of €111 mn (2004: €210 mn; 2003: expense of €138 mn) related to policyholders’ participation of net capital gains and impairments on investments as well as net trading income/(expense) that were excluded from the determination of operating profit.
(3)	Comprises net acquisition costs of €5,771 mn (2004: €5,781 mn; 2003: €5,509 mn), administrative expenses of €3,794 mn (2004: €3,849 mn; 2003: €4,002 mn) and expenses for service agreements of €1,275 mn (2004: €730 mn; 2003: €303 mn). Net acquisition costs and administrative expenses do not include expenses for the management of investments and, accordingly, do not reconcile to acquisition costs and administrative expenses.
(4)	Comprises net realized gains on investments of €1,340 mn (2004: €1,878 mn; 2003: €7,517 mn) and net impairments on investments of €34 mn (2004: €553 mn; 2003: €1,468 mn). These amounts are net of policyholders’ participation.
(5)	Includes significant net realized gains from sales of certain shareholdings.
(6)	Net trading income/(expense) are net of policyholders’ participation.
(7)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
(8)	Represents ratio of net claims incurred to net premiums earned.
(9)	Represents ratio of net acquisition costs and administrative expenses, excluding expenses for service agreements, to net premiums earned.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Life/Health Insurance Segment

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Statutory premiums(1)	48,129	45,177	42,319
Gross premiums written	20,950	20,716	20,689

Premiums earned (net)(2)	19,730	18,596	18,701
Current income from investments	11,826	11,335	11,260
Investment management and interest expenses	(478)	(483)	(516)
Insurance benefits (net)(3)	(25,023)	(23,845)	(24,189)
Net acquisition costs and administrative expenses(4)	(3,921)	(4,039)	(3,416)
Net trading income	(326)	117	218
Other operating income/(expenses) (net)	(205)	(263)	(793)

Operating profit	1,603	1,418	1,265

Net capital gains and impairments on investments(5)	608	282	274 (6)
Intra-group dividends and profit transfer	82	163	103
Amortization of goodwill(7)	—	(159)	(398)
Restructuring charges	(19)	—	—

Earnings from ordinary activities before taxes	2,274	1,704	1,244
Taxes	(463)	(469)	(639)
Minority interests in earnings	(462)	(368)	(386)

Net income	1,349	867	219

Statutory expense ratio(8) in %	8.1	9.1	7.9

(1)	Under the Allianz Group’s accounting policies for life insurance contracts, for which the Allianz Group has adopted US GAAP accounting standards, gross written premiums include only the cost- and risk-related components of premiums generated from unit linked and other investment-oriented products, but do not include the full amount of statutory premiums written on these products. Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
(2)	Net of earned premiums ceded to reinsurers of €1,125 mn (2004: €2,048 mn; 2003: €1,953 mn).
(3)	Net insurance benefits were adjusted for income of €2,541 mn (2004: €1,548 mn; 2003: €1,015 mn), related to policyholders’ participation of net capital gains and impairments on investments that were excluded from the determination of operating profit.
(4)	Comprises net acquisition costs of €2,358 mn (2004: €2,635 mn; 2003: €1,885 mn), administrative expenses of €1,426 mn (2004: €1,270 mn; 2003: €1,307 mn) and expenses for service agreements of €137 mn (2004: €134 mn; 2003: €224 mn). Net acquisition costs and administrative expenses do not include expenses for the management of investments and, accordingly, do not reconcile to acquisition costs and administrative expenses.
(5)	Comprises net realized gains on investments of €671 mn (2004: €331 mn; 2003: €602 mn), and net impairments on investments of €63 mn (2004: €49 mn; 2003: €328 mn). These amounts are net of policyholders’ participation.
(6)	Includes realized gains of €743 mn from sales of Credit Lyonnais shares in 2003.
(7)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
(8)	Represents ratio of net acquisition costs and administrative expenses, excluding expenses for service agreements, to net statutory premiums of €46,895 mn (2004: €43,031 mn; 2003: €40,276 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Banking Segment

	2005		2004		2003
For the years ended 12/31/	Banking Segment	Dresdner Bank	Banking Segment	Dresdner Bank	Banking Segment	Dresdner Bank
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net interest income	2,305	2,228	2,359	2,267	2,728	2,325
Net fee and commission income	2,767	2,610	2,593	2,460	2,452	2,387
Net trading income	1,163	1,116	1,494	1,499	1,524	1,533

Operating revenues(1)	6,235	5,954	6,446	6,226	6,704	6,245
Administrative expenses	(5,500)	(5,292)	(5,516)	(5,307)	(6,086)	(5,739)
Net loan loss provisions	110	113	(344)	(337)	(1,014)	(1,015)

Operating profit/(loss)	845	775	586	582	(396)	(509)
Net capital gains and impairments on investments	710 (2)	713	172 (2)	166	166 (2)	120
Restructuring charges	(13)	(12)	(292)	(290)	(892)	(840)
Other non-operating income/(expenses) (net)	(5)	(9)	(289)	(278)	(551)	(613)
Amortization of goodwill(3)	—	—	(244)	(244)	(263)	(270)

Earnings from ordinary activities before taxes	1,537	1,467	(67)	(64)	(1,936)	(2,112)
Taxes	(396)	(382)	294	288	1,025	1,075
Minority interests in earnings	(102)	(82)	(101)	(60)	(104)	(5)

Net income/(loss)	1,039	1,003	126	164	(1,015)	(1,042)

Cost-income ratio(4) in %	88.2	88.9	85.6	85.2	90.8	91.9

(1)	Operating revenues is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks, but other banks may calculate operating revenues on a different basis and accordingly may not be comparable to operating revenues as used herein.
(2)	Comprises primarily net realized gains on investments of €930 mn (2004: €604 mn; 2003: €709 mn) and impairments on investments of €225 mn (2004: €467 mn; 2003: €591 mn). Impairments on investments includes €37 mn (2004: €32 mn; 2003: €23 mn) of scheduled depreciation of real estate used by third parties.
(3)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
(4)	Represents ratio of administrative expenses to operating revenues.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Asset Management Segment

	2005		2004		2003
For the years ended 12/31/	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Operating revenues	2,733	2,698	2,308	2,301	2,226	2,226
Operating expenses	(1,600)	(1,574)	(1,452)	(1,450)	(1,510)	(1,510)

Operating profit	1,133	1,124	856	851	716	716
Acquisition-related expenses	(713)	(713)	(751)	(751)	(732)	(732)
thereof:
Deferred purchases of interests in PIMCO(1)	(676)	(676)	(501)	(501)	(448)	(448)
Retention payments for management and employees of PIMCO and Nicholas Applegate	(12)	(12)	(125)	(125)	(147)	(147)
Amortization charges relating to capitalized bonuses for PIMCO management	(25)	(25)	(125)	(125)	(137)	(137)
Amortization of goodwill(2)	—	—	(380)	(380)	(369)	(369)

Earnings from ordinary activities before taxes	420	411	(275)	(280)	(385)	(385)
Taxes	(132)	(130)	52	53	80	80
Minority interests in earnings	(51)	(48)	(52)	(52)	(92)	(92)

Net income/(loss)	237	233	(275)	(279)	(397)	(397)

Cost-income ratio(3) in %	58.5	58.3	62.9	63.0	67.8	67.8

(1)	Effective January 1, 2005, and applied retrospectively, under IFRS, the PIMCO LLC Class B Unit Purchase Plan (“Class B Plan”) is considered a cash settled plan, resulting in changes in the fair value of the shares issued to be recognized as expense.
(2)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
(3)	Represents ratio of operating expenses to operating revenues.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Supplementary Information on the Allianz Group’s Assets

6    Intangible assets

As of 12/31/	2005	2004
	€ mn	€ mn
Goodwill	12,023	11,677
PVFP	1,336	1,522
Software	1,091	972
Brand names	740	740
Loyalty bonuses(*)	—	33
Other	195	203

Total	15,385	15,147

(*)	Net of accumulated amortization of €713 mn as of December 31, 2005 (2004: €680 mn).

Amortization expense of intangible assets is estimated to be €428 mn in 2006, €419 mn in 2007, €406 mn in 2008, €390 mn in 2009 and €377 mn in 2010.

Goodwill

	2005	2004	2003
	€ mn	€ mn	€ mn
Cost as of 1/1/	11,901	12,594	13,786
Accumulated impairments as of 1/1/	(224)	(224)	—

Carrying amount as of 1/1/	11,677	12,370	13,786
Additions	70	803	782
Disposals	(45)	(62)	(225)
Impairment	—	—	(224)
Foreign currency translation adjustments	479	(270)	(560)
Reclassifications to disposal groups held for sale	(158)	—	—
Amortization	—	(1,164)	(1,189)

Carrying amount as of 12/31/	12,023	11,677	12,370
Accumulated impairments as of 12/31/	224	224	224

Cost as of 12/31/	12,247	11,901	12,594

Additions include goodwill from

•	Increasing the interest in GamePlan Financial Marketing, LLC, Woodstock by 60.0% to 100.0%,

•	the acquisition of 100.0% interest in BetterCare Group Limited, Kingston upon Thames,

•	the acquisition of 100.0% interest in Questar Capital Corporation, Ann Arbor.

Disposals include goodwill from

•	Reducing the interest in Cadence Capital Management Inc., Delaware, by 100.0% to 0.0%.

The impairment charge of €224 mn during the year ended December 31, 2003 concerns Allianz Life Insurance Company Ltd., Seoul. In the course of the annual goodwill impairment review the amount of the impairment was determined on the basis of an evaluation of future cash flows from the existing contract portfolio and new business. This amount reflects the effects of persistently lower interest rates in the capital markets and the overall unsatisfactory earnings performance of the company.

The reclassifications affect the goodwill of Four Seasons Health Care Ltd., Wilmslow and BetterCare Group Limited, Kingston upon Thames as these subsidiaries were reclassified to disposal groups held for sale.

PVFP

	2005	2004	2003
	€ mn	€ mn	€ mn
Cost as of 1/1/	2,737	2,699	2,619
Accumulated amortization as of 1/1/	(1,215)	(1,041)	(851)

Carrying amount of 1/1/	1,522	1,658	1,768
Additions	—	47	—
Changes in the consolidated subsidiaries of the Allianz Group	—	(4)	(5)
Change in assumptions	—	—	118
Foreign currency translation adjustments	7	(5)	(33)
Amortization(*)	(193)	(174)	(190)

Carrying amount as of 12/31/	1,336	1,522	1,658
Accumulated amortization as of 12/31/	1,408	1,215	1,041

Cost as of 12/31/	2,744	2,737	2,699

(*)	During the year ended December 31, 2005, includes interest accrued on unamortized PVFP €47 mn (2004: €94 mn; 2003: €102 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

As of December 31, 2005, the percentage of PVFP that is expected to be amortized in 2006 is 12.78% (12.11% in 2007, 11.16% in 2008, 9.94% in 2009 and 9.02% in 2010).

Software

	2005	2004	2003
	€ mn	€ mn	€ mn
Cost as of 1/1/	3,532	3,083	2,692
Accumulated amortization as of 1/1/	(2,560)	(2,019)	(1,411)

Carrying amount as of 1/1/	972	1,064	1,281
Additions	577	757	713
Changes in the consolidated subsidiaries of the Allianz Group	(2)	(70)	(69)
Disposals	(290)	(232)	(233)
Foreign currency translation adjustments	14	(6)	(20)
Amortization	(180)	(541)	(608)

Carrying amount as of 12/31/(*)	1,091	972	1,064
Accumulated amortization as of 12/31/	2,740	2,560	2,019

Cost as of 12/31/	3,831	3,532	3,083

(*)	As of December 31, 2005, includes €772 mn (2004: €608 mn; 2003: €598 mn) for software developed in-house and €319 mn (2004: €364 mn; 2003: €466 mn) for software purchased from third parties.

Impairment Tests for Goodwill and Intangible Assets with Indefinite Lives

The Allianz Group has allocated goodwill for impairment testing purposes to seven cash generating units in the Property-Casualty segment, five cash generating units in the Life/Health segment, three cash generating units in the Banking segment and one cash generating unit in the Asset Management segment. These cash generating units represent the lowest level at which the goodwill is monitored for internal management purposes. In addition, the Allianz Group’s brand names have been allocated to two cash generating units in the Banking segment and one cash generating unit in the Asset Management segment.

The groups of cash generating units of the Property-Casualty segment are: Europe I, including Germany, Switzerland and Austria; Europe II, including France, Italy and Spain; NAFTA, including the United States and Mexico; South America; Asia Pacific; Eastern Europe and Specialty Lines. The groups of cash generating units of the Life/Health segment are: Europe I Life, including Germany Life, Switzerland and Austria; Europe I Health, comprising Germany Health; Europe II, including France, Italy and Spain; NAFTA, including the United States; and Asia Pacific. The cash generating units of the Banking segment are Personal Banking and Private & Business Banking; Corporate Banking and DrKW; and Other Banking. The Asset Management segment is considered a cash generating unit.

The recoverable amounts of all cash generating units are determined on the basis of value in use calculations.

The Allianz Group applies generally acknowledged valuation principles to determine the value in use. In this regard, the Allianz Group utilizes the capitalized earnings method to derive the value in use for all cash generating units in the Property-Casualty and Banking segments and for the Asset Management and Europe I Health cash generating units. Generally, the basis for the determination of the capitalized earnings value is the business plan (“detailed planning period”) as well as the estimate of the sustainable returns which can be assumed to be realistic on a long term basis (“terminal value”) of the companies included in the cash generating units. The capitalized earnings value is calculated by discounting the future earnings using an appropriate discount rate.

The business plans applied in the value in use are the results of the structured management dialogues between the Board of Management of the Allianz Group and the companies in connection with a reporting process integrated into these dialogues. Generally, the business plans comprise a planning horizon of three years.

The terminal values are largely based on the expected profits of the final year of the detailed planning period. Where necessary, the planned profits are adjusted so that long term sustainable earnings are reflected. The financing of the assumed growth in the terminal values is accounted for by appropriate profit retention.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The discount rate is based on the capital asset pricing model. The assumptions, including the risk free interest rate, market risk premium, segment beta and leverage ratio, used to calculate the discount rates are consistent with the parameters used in the Allianz Group’s planning and controlling process, specifically those utilized in the calculation of Economic Value Added.

For all cash generating units in the Life/Health segment, with the exception of Europe I Health, the Embedded Value, specifically Appraisal Value, approach is utilized to determine the value in use. Embedded value is an industry-specific valuation method and is in compliance with the general principles of the discounted earnings methods. The Embedded Value approach utilized is based on the Allianz Group’s Embedded Value guidelines.

The carrying amounts of goodwill and brand names allocated to Allianz Group’s cash generating units as of December 31, 2005 are as follows:

As of 12/31/	2005
Cash Generating Units	Goodwill	Brand names
	€ mn	€ mn
Property-Casualty
Europe I	293	—
Europe II	701	—
NAFTA	120	—
South America	21	—
Asia Pacific	214	—
Eastern Europe	71	—
Specialty Lines	20	—

Subtotal	1,440	—
Life/Health
Europe I—Life	723	—
Europe I—Health	325	—
Europe II	580	—
NAFTA	406	—
Asia Pacific	320	—

Subtotal	2,354	—
Banking
Personal Banking and Private & Business Banking	1,390	377
Corporate Banking and DrKW	183	279
Other Banking	52	—

Subtotal	1,625	656
Asset Management	6,604	84

Total	12,023	740

7    Investments in associated enterprises and joint ventures

As of 12/31/	2005	2004
	€ mn	€ mn
Investments in associated enterprises	1,984	5,675
Investments in joint ventures	111	82

Total	2,095	5,757

As of December 31, 2005, loans to associated enterprises and joint ventures and debt securities available-for-sale issued by associated enterprises and joint ventures held by the Allianz Group amounted to €12,618 mn (2004: €19,011 mn).

8    Investments

As of 12/31/	2005	2004
	€ mn	€ mn
Securities held-to-maturity	4,826	5,179
Securities available-for-sale	266,953	230,919
Real estate used by third parties	9,569	10,628
Funds held by others under reinsurance contracts assumed	1,572	1,601

Total	282,920	248,327

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Securities held-to-maturity

	As of 12/31/2005
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	€ mn	€ mn	€ mn	€ mn

Government and government agency bonds
Germany	140	8	—	148
Italy	427	42	—	469
Austria	364	2	—	366
All other countries	1,240	70	—	1,310

Subtotal	2,171	122	—	2,293
Corporate bonds	2,619	154	—	2,773
Other	36	—	—	36

Total	4,826	276	—	5,102

	As of 12/31/2004
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	€ mn	€ mn	€ mn	€ mn

Government and government agency bonds
Germany	157	3	—	160
Italy	407	10	—	417
Austria	367	9	—	376
All other countries	1,255	27	(1)	1,281

Subtotal	2,186	49	(1)	2,234
Corporate bonds	2,951	143	—	3,094
Other	42	17	—	59

Total	5,179	209	(1)	5,387

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Securities available-for-sale

As of 12/31/	2005				2004
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Debt Securities
Government and agency mortgage-backed securities (residential and commercial)	9,894	10	(253)	9,651	9,376	38	(58)	9,356
Corporate mortgage-backed securities (residential and commercial)	3,265	37	(31)	3,271	909	42	(1)	950
Other asset-backed securities	3,381	56	(22)	3,415	2,926	84	(4)	3,006
Government and government agency bonds
Germany	15,801	825	(32)	16,594	13,887	559	—	14,446
Italy	23,479	1,339	(39)	24,779	23,403	1,160	(7)	24,556
France	16,250	1,656	(13)	17,893	14,031	1,218	(2)	15,247
United States	9,527	202	(85)	9,644	4,430	127	(110)	4,447
Spain	8,484	823	(3)	9,304	7,371	646	(1)	8,016
Belgium	4,438	302	(4)	4,736	4,362	249	(19)	4,592
Austria	3,730	220	(3)	3,947	3,509	190	(3)	3,696
All other countries	27,656	1,082	(110)	28,628	25,616	1,176	(36)	26,756

Subtotal	109,365	6,449	(289)	115,525	96,609	5,325	(178)	101,756
Corporate bonds	73,136	3,331	(214)	76,253	65,417	3,510	(90)	68,837
Other	1,556	154	(2)	1,708	2,727	90	(4)	2,813

Subtotal	200,597	10,037	(811)	209,823	177,964	9,089	(335)	186,718
Equity Securities	38,157	19,161	(188)	57,130	32,106	12,488	(393)	44,201

Total	238,754	29,198	(999)	266,953	210,070	21,577	(728)	230,919

The following table presents proceeds from sales, gross realized gains, and gross realized losses from securities available-for-sale:

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Proceeds from Sales
Debt securities	107,929	101,239	99,568
Equity securities	24,800	17,462	34,930

Total	132,729	118,701	134,498

Gross Realized Gains
Debt securities	968	1,109	1,763
Equity securities	3,348	3,579	8,151

Total	4,316	4,688	9,914

Gross Realized Losses
Debt securities	331	373	508
Equity securities	567	517	2,390

Total	898	890	2,898

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table sets forth gross unrealized losses on securities held-to-maturity and securities available-for-sale and the related fair value, segregated by investment category and length of time such investments have been in a continuous unrealized loss position as of December 31, 2005. For a general discussion of the Allianz Group’s impairment policy see Note 2.

	Less than 12 months		Greater than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Debt Securities
Government and agency mortgage-backed securities (residential and commercial)	6,465	(185)	2,443	(68)	8,908	(253)
Corporate mortgage-backed securities (residential and commercial)	1,474	(31)	—	—	1,474	(31)
Other asset-backed securities	1,190	(19)	113	(3)	1,303	(22)
Government and government agency bonds	23,006	(260)	1,154	(29)	24,160	(289)
Corporate bonds	13,073	(187)	695	(27)	13,768	(214)
Other	210	(2)	—	—	210	(2)

Subtotal	45,418	(684)	4,405	(127)	49,823	(811)
Equity Securities	3,667	(188)	—	—	3,667	(188)

Total	49,085	(872)	4,405	(127)	53,490	(999)

Government and agency mortgage-backed securities (residential and commercial) Total unrealized losses amounted to €253 mn at December 31, 2005. The unrealized loss positions concern mostly issues of United States government agencies, which are primarily held by Allianz Group’s North American entities. These pay-through/pass-through securities are serviced by cash flows from pools of underlying loans to mostly private debtors. The unrealized losses of these mortgage-backed securities were partly caused by interest rate increases between purchase date of the individual securities and the balance sheet date. Also in various instances, price decreases were caused by increased prepayment risk for individual loan pools that were originated in a significantly higher interest rate environment. Because the decline in fair value is attributable to changes in interest rates and, to a lesser extent, instances of insignificant deterioration of credit quality and as an immediate disposal is not intended, the Allianz Group does not consider these investments to be impaired at December 31, 2005.

Government and government agency bonds Total unrealized losses amounted to €289 mn at December 31, 2005. The Allianz Group holds a large variety of government bonds, mostly of OECD countries (Organization of Economic Cooperation and Development). Given the fact that the issuers of these bonds are backed by the fiscal capacity of the issuers and the issuers typically hold an “investment grade” country- and/or issue-rating, credit risk is not a significant factor. Hence, the unrealized losses on Allianz Group’s investment in government bonds were mainly caused by interest rate increases between the purchase date of the individual securities compared to balance sheet date. Because the decline in fair value is attributable to changes in interest rates and, to a lesser extent, to instances of insignificant deterioration of credit quality and as an immediate disposal is not intended, the Allianz Group does not consider these investments to be impaired at December 31, 2005.

Corporate bonds Total unrealized losses amounted to €214 mn at December 31, 2005. The Allianz Group holds a large variety of bonds issued by corporations mostly domiciled in OECD countries. For the vast majority of the Allianz Group’s corporate bonds, issuers and/or issues are of “investment grade”. Therefore, the unrealized losses on Allianz Group’s investment in corporate debt securities were primarily caused by interest rate increases between the purchase date of the individual

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

securities compared to balance sheet date. As the decline in fair value is primarily attributable to changes in interest rates and as an immediate disposal is not intended, the Allianz Group does not consider these investments to be impaired at December 31, 2005.

Equity securities As of December 31, 2005, unrealized losses from equity securities amounted to €188 mn. These unrealized losses concern equity securities that did not meet the criteria of Allianz Group’s impairment policy for equity securities as described in Note 2. Substantially all of the unrealized losses have been in a continuous loss position for less than 6 months. In addition, only 2 securities have an aggregated unrealized loss greater than €10 mn.

Contractual maturities

The amortized cost and estimated fair value of debt securities held-to-maturity and debt securities available-for-sale as of December 31, 2005, by contractual maturity, are as follows:

	Amortized Cost	Fair Value
	€ mn	€ mn
Held-to-maturity
Contractual term to maturity
Due in 1 year or less	350	362
Due after 1 year and in less than 5 years	1,502	1,566
Due after 5 years and in less than 10 years	2,059	2,161
Due after 10 years	915	1,013

Total	4,826	5,102

Available-for-sale
Contractual term to maturity
Due in 1 year or less	13,847	13,916
Due after 1 year and in less than 5 years	67,599	69,171
Due after 5 years and in less than 10 years	60,504	63,207
Due after 10 years	58,647	63,529

Total	200,597	209,823

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

Equity investments carried at cost

As of December 31, 2005, fair values could not be reliably measured for equity investments with carrying amounts totaling €935 mn (2004: €167 mn). These investments are primarily investments in privately held corporations and partnerships. During the year ended December 31, 2005, such investments with carrying amounts of €2 mn (2004: €20 mn) were sold leading to gains of €2 mn (2004: €2 mn) and losses of €0 mn (2004: €6 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Real estate used by third-parties

	2005	2004	2003
	€ mn	€ mn	€ mn
Cost as of 1/1/	14,710	13,672	13,621
Accumulated depreciation as of 1/1/	(4,082)	(3,171)	(2,874)

Carrying amount as of 1/1/	10,628	10,501	10,747
Additions	608	1,669	712
Changes in the consolidated subsidiaries of the Allianz Group	240	83	(228)
Disposals	(740)	(709)	(594)
Reclassifications	(745)	—	345
Foreign currency translation adjustments	71	(5)	(184)
Depreciation and impairments(*)	(493)	(911)	(297)

Carrying amount as of 12/31/	9,569	10,628	10,501
Accumulated depreciation as of 12/31/	4,575	4,082	3,171

Cost as of 12/31/	14,144	14,710	13,672

(*)	For the year ended December 31, 2005, includes impairments of €240 mn (2004: €653 mn; 2003: €30 mn).

As of December 31, 2005, the fair value of real estate used by third parties was €12,901 mn (2004: €14,181 mn). As of December 31, 2005, real estate used by third parties pledged as security, and other restrictions on title, were €55 mn (2004: €61 mn).

9    Loans and advances to banks and customers

Loans and advances to banks

	2005			2004
As of 12/31/	Germany	Other countries	Total	Germany	Other countries	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Loans	61,149	4,339	65,488	54,332	5,211	59,543
Reverse repurchase agreements and collateral paid for securities borrowing transactions	24,055	45,323	69,378	18,520	84,886	103,406
Short-term investments and certificates of deposit	1,590	3,702	5,292	1,578	6,151	7,729
Other	1,787	9,640	11,427	4,344	6,752	11,096

Subtotal	88,581	63,004	151,585	78,774	103,000	181,774
Loan loss allowance	(11)	(190)	(201)	(2)	(229)	(231)

Total	88,570	62,814	151,384	78,772	102,771	181,543

Due within one year			93,762			132,200
Due after more than one year			57,823			49,574

Total			151,585			181,774

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Loans and advances to customers

	2005			2004
As of 12/31/	Germany	Other countries	Total	Germany	Other countries	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Corporate customers	30,933	92,082	123,015	38,148	95,816	133,964
Public authorities	2,739	1,800	4,539	4,014	2,898	6,912
Private customers	57,218	2,098	59,316	52,203	6,505	58,708

Subtotal	90,890	95,980	186,870	94,365	105,219	199,584
Loan loss allowance	(1,143)	(303)	(1,446)	(3,365)	(539)	(3,904)

Total	89,747	95,677	185,424	91,000	104,680	195,680

Due within one year			103,425			98,922
Due after more than one year			83,445			100,662

Total			186,870			199,584

Loans and advances to customers by type of loan, are comprised of the following:

As of 12/31/	2005	2004
	€ mn	€ mn
Loans	114,933	119,832
Reverse repurchase agreements and collateral paid for securities borrowing transactions	60,981	70,459
Other	10,956	9,293

Total	186,870	199,584

The table shown below provides a breakdown of loans and advances to customers, by economic sector:

As of 12/31/	2005	2004
	€ mn	€ mn
Germany
Manufacturing industry	5,425	6,459
Construction	721	812
Wholesale and retail trade	5,023	3,979
Financial institutions (excluding banks) and insurance companies	5,988	8,849
Service providers	10,425	12,060
Other	3,351	5,989

Corporate customers	30,933	38,148
Public authorities	2,739	4,014
Private customers	57,218	52,203

Subtotal	90,890	94,365

Other countries
Industry, wholesale and retail trade and service providers	10,732	11,419
Financial institutions (excluding banks) and insurance companies	75,957	78,001
Other	5,393	6,396

Corporate customers	92,082	95,816
Public authorities	1,800	2,898
Private customers	2,098	6,505

Subtotal	95,980	105,219

Total	186,870	199,584

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

As of December 31, 2005, unearned income related to discounts deducted from loan balances was €85 mn (2004: €103 mn).

As of December 31, 2005, loans and advances to customers include amounts receivable under finance leases at their net investment value totaling €1,500 mn (2004: €1,247 mn). As of December 31, 2005, the corresponding gross investment value of these leases amounts to €2,177 mn (2004: €1,517 mn), and the associated unrealized finance income is €677 mn (2004: €270 mn). As of December 31, 2005 and 2004, the residual values of the entire leasing portfolio were fully insured. During the year ended December 31, 2005, lease payments received were recognized as income in the amount of €122 mn (2004: €42 mn; 2003: €80 mn). As of December 31, 2005 and 2004, an allowance for uncollectible lease payments was not recorded. As of December 31, 2005, the total amounts receivable under leasing arrangements include €155 mn (2004: €371 mn) due within one year, €593 mn (2004: €388 mn) due within one to five years, and €752 mn (2004: €758 mn) due after more than five years, as of December 31, 2005.

Loan loss allowance

As of December 31, 2005, the overall volume of risk provisions includes loan loss allowances deducted from loans and advances to banks and customers in the amount of €1,647 mn (2004: €4,135 mn; 2003: €5,725 mn) and provisions for contingent liabilities, such as guarantees, loan commitments and other obligations included in other accrued liabilities in the amount of €117 mn (2003: €371 mn; 2003: €549 mn).

Changes in the loan loss allowance

	Specific allowances			Country risk allowances			General allowances(*)			Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
As of 1/1/	3,685	5,304	6,415	261	270	367	560	700	818	4,506	6,274	7,600
Changes in the consolidated subsidiaries of the Allianz Group	(3)	(251)	(60)	—	—	—	—	(62)	(3)	(3)	(313)	(63)
Additions charged to the income statement	604	1,313	2,154	83	117	42	87	9	4	774	1,439	2,200
Charge-offs	(2,829)	(1,900)	(2,034)	—	—	(7)	—	—	—	(2,829)	(1,900)	(2,041)
Amounts released	(641)	(756)	(858)	(90)	(119)	(95)	(51)	(98)	(150)	(782)	(973)	(1,103)
Other additions/reductions	40	6	(67)	(48)	1	4	63	13	34	55	20	(29)
Foreign currency translation adjustments	24	(31)	(246)	19	(8)	(41)	—	(2)	(3)	43	(41)	(290)

As of 12/31/	880	3,685	5,304	225	261	270	659	560	700	1,764	4,506	6,274

(*)	Includes particular allowances.

The following tables present information relating to the Allianz Group’s impaired and non-accrual loans:

As of 12/31/	2005	2004
	€ mn	€ mn
Impaired loans	2,888	6,732
Impaired loans with specific allowances	1,754	6,048
Impaired loans with particular allowances	562	—
Non-accrual loans	2,102	5,605

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Average balance of impaired loans	4,581	8,479	11,780
Interest income recognized on impaired loans	36	104	117
Interest income not recognized from non-accrual loans	102	244	367
Interest collected and recorded on non-accrual loans	4	49	49

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

As of December 31, 2005, the Allianz Group had €39 mn (2004: €48 mn) of commitments to lend additional funds to borrowers whose loans are non-performing or whose terms have been previously restructured.

10    Financial assets carried at fair value through income

As of 12/31/	2005	2004
	€ mn	€ mn
Financial assets held for trading	166,184	194,439
Financial assets for unit linked contracts	54,661	41,409
Financial assets designated at fair value through income	14,162	4,726

Total	235,007	240,574

Financial assets held for trading

As of 12/31/	2005	2004
	€ mn	€ mn
Equity securities	30,788	20,033
Debt securities	109,384	153,858
Derivative financial instruments	26,012	20,548

Total	166,184	194,439

Equity and debt securities held in financial assets held for trading are primarily marketable and listed securities. As of December 31, 2005, the debt securities include €38,375 mn (2004: €87,509 mn) from public-sector issuers and €71,009 mn (2004: €66,349 mn) from other issuers.

As of December 31, 2005, the portion of trading gains and losses from financial assets held for trading amounted to €1,161 mn (2004: €2,285 mn) and to €2,706 mn (2004: €2,555 mn), respectively.

Financial assets designated at fair value through income

As of 12/31/	2005	2004
	€ mn	€ mn
Equity securities	3,476	1,751
Debt securities	10,686	2,975

Total	14,162	4,726

11    Cash and cash equivalents

As of 12/31/	2005	2004
	€ mn	€ mn
Balances with banks payable on demand and checks	26,640	12,621
Balances with central banks	3,807	1,384
Cash on hand	1,045	963
Treasury bills, discounted treasury notes and similar treasury securities	23	465
Bills of exchange	132	195

Total	31,647	15,628

As of December 31, 2005, compulsory deposits on accounts with national central banks under restrictions due to required reserves from the European Central Bank totaled €3,232 mn (2004: €264 mn).

12    Amounts ceded to reinsurers from reserves for insurance and investment contracts

As of 12/31/	2005	2004
	€ mn	€ mn
Unearned premiums	1,448	1,238
Aggregate policy reserves	9,770	10,276
Reserves for loss and loss adjustment expenses	10,874	10,684
Other insurance reserves	28	112

Total	22,120	22,310

Changes in aggregrate policy reserves ceded to reinsurers are as follows:

2005
€ mn
Carrying amount as of 1/1/	10,276
Foreign currency translation adjustments	443
Change recorded in insurance and investment contract benefits (net)	134
Other changes(*)	(1,083)

Carrying amount as of 12/31/	9,770

(*)	Primarily relates to novation of quota share reinsurance agreement.

The Allianz Group reinsures a portion of the risks it underwrites in an effort to control its exposure to losses and events and protect capital resources. For international corporate risks exposures exceeding the

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

relevant retention levels of the Allianz Group’s subsidiaries are reinsured internally by Allianz Global Risks Rückversicherungs-AG (“AGR”) where the portfolio is pooled and with risks exceeding retention limits ceded by external reinsurance. The Allianz Group maintains a centralized program for natural catastrophe events which pools exposures from a number of subsidiaries by internal reinsurance agreements with Allianz AG. Allianz AG limits exposures in this portfolio through external reinsurance. For other risks, the subsidiaries of the Allianz Group maintain individual reinsurance programs. Allianz AG participates as a reinsurer on an arms’ length basis in these programs.

Reinsurance involves credit risk and is subject to aggregate loss limits. Reinsurance does not legally discharge the Allianz Group from primary liability under the reinsured policies. Although the reinsurer is liable to the Allianz Group to the extent of the reinsurance ceded, the Allianz Group remains primarily liable as the direct insurer on all risks it underwrites, including the portion that is reinsured. The Allianz Group monitors the financial condition of its reinsurers on an ongoing basis and reviews its reinsurance arrangements periodically in order to evaluate the reinsurer’s ability to fulfill its obligations to the Allianz Group under existing and planned reinsurance contracts. The Allianz Group’s evaluation criteria, which includes the claims-paying and debt ratings, capital and surplus levels, and marketplace reputation of its reinsurers, are such that the Allianz Group believes any risks of collectibility to which it is exposed are not significant, and historically the Allianz Group subsidiaries have not experienced difficulty in collecting from their reinsurers. Additionally, and as appropriate, the Allianz Group may also require letters of credit, deposits, or other financial measures to further minimize its exposure to credit risk. In certain cases, however, the Allianz Group does establish an allowance for doubtful amounts related to reinsurance as appropriate, although this amount was not significant as of December 31, 2005 and 2004.

Concentrations the Allianz Group has with individual reinsurers include Munich Re, Swiss Reinsurance Company, GE Global Insurance Holding Corporation and SCOR. As of December 31, 2005, amounts ceded to reinsurers for insurance and investment contracts includes €7,613 mn (2004: € 8,590 mn) related to Munich Re.

13    Other assets

As of 12/31/	2005	2004
	€ mn	€ mn
Real estate used for its own activities	4,391	6,042
Equipment(1)	1,385	1,470
Accounts receivable on direct insurance business(2)	7,691	7,579
Accounts receivable on reinsurance business	2,469	2,137
Other receivables(3)	14,338	11,617
Other assets(4)	8,271	4,022
Deferred sales inducements	515	303
Deferred policy acquisition costs	15,586	13,474
Prepaid expenses	2,657	4,569

Total	57,303	51,213

(1)	As of December 31, 2005, cost of €7,472 mn (2004: €7,186 mn), net of accumulated depreciation of €6,087 mn (2004: €5,716 mn).
(2)	As of December 31, 2005, includes accounts receivable from policyholders of €4,105 mn (2004: €4,041 mn), accounts receivable from agents and other distributors of €3,852 mn (2004: €3,671 mn) and allowances for doubtful accounts of €266 mn (2004: €133 mn).
(3)	As of December 31, 2005, includes tax refunds of €2,123 mn (2004: €2,227 mn) and interest and rental receivable of €5,474 mn (2004: €5,286 mn) as of December 31, 2005. Included in tax refunds are income tax refunds of €1,523 mn (2004: €1,671 mn).
(4)	As of December 31, 2005, includes derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting of €839 mn (2004: €969 mn), and assets and disposal groups held for sale of €3,292 mn.

The accounts receivable on direct insurance business and accounts receivable on reinsurance business are due within one year. Other receivables due within one year amounted to €13,980 mn (2004: €10,518 mn), and those due after more than one year totaled €358 mn (2004: €1,099 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Real estate owned by the Allianz Group used for its own activities

	2005	2004	2003
	€ mn	€ mn	€ mn
Cost as of 1/1/	7,799	6,543	6,854
Accumulated depreciation as of 1/1/	(1,757)	(1,523)	(1,422)

Carrying amount as of 1/1/	6,042	5,020	5,432
Additions	540	1,373	877
Changes in the consolidated subsidiaries of the Allianz
Group	(2,493)	691	(1)
Disposals	(318)	(789)	(765)
Reclassification	745	—	(345)
Foreign currency translation adjustments	84	(19)	(77)
Depreciation	(209)	(234)	(101)

Carrying amount as of 12/31/	4,391	6,042	5,020
Accumulated depreciation as of 12/31/	1,966	1,757	1,523

Cost as of 12/31/	6,357	7,799	6,543

As of December 31, 2005, the fair value of real estate owned by the Allianz Group used for its own activities was €6,227 mn (2004: €7,232 mn). As of December 31, 2005, assets pledged as security and other restrictions on title were €25 mn (2004: €34 mn).

Deferred sales inducements

Changes in the deferred sales inducements were:

	2005	2004
	€ mn	€ mn
Carrying amount as of 1/1/	303	—
Transfer from insurance reserves	—	89
Cumulative effect adjustment due to implementation of SOP 03-1	—	23
Additions	209	222
Foreign currency translation adjustment	52	—
Amortization	(49)	(31)

Carrying amount as of 12/31/	515	303

Deferred policy acquisition costs

	2005	2004	2003
	€ mn	€ mn	€ mn
Property-Casualty
Carrying amount as of 1/1/	3,432	3,380	3,158
Additions	2,625	1,732	450
Changes in the consolidated subsidiaries of the Allianz Group	—	(60)	2
Foreign currency translation adjustments	78	(51)	(86)
Amortization	(2,545)	(1,569)	(120)
Impairments	—	—	(24)

Carrying amount as of 12/31/	3,590	3,432	3,380

Life/Health
Carrying amount as of 1/1/	10,042	9,117	7,370
Additions	2,765 (*)	2,888	2,525
Changes in the consolidated subsidiaries of the Allianz Group	(21)	(158)	153
Foreign currency translation adjustments	539	(712)	(521)
Amortization	(1,352)	(1,093)	(410)
Carrying amount as of 12/31/	11,973	10,042	9,117

Asset Management	23	—	—

Total	15,586	13,474	12,497

(*)	Includes €61 mn related to novation of quota share reinsurance agreement.

Assets and disposal groups held for sale

As a result of the agreements described in Note 41, the Allianz Group reclassified the carrying amount of its ownership interest in Eurohypo AG to assets held for sale. On the agreement date, as the fair value less costs to sell of the Eurohypo AG ownership interest was greater than the Allianz Group’s carrying amount, a gain or loss was not recognized. Therefore, on December 15, 2005, the

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

date of derecognition of the first tranche, the Allianz Group recognized a gain on disposal which is included in income from associated enterprises and joint ventures (net). The assets held for sale related to Eurohypo AG are included in the Banking segment.

During the year ended December 31, 2005, the Allianz Group reclassified the assets, including goodwill, and liabilities related to its ownership of Four Seasons Health Care Ltd., Wilmslow and BetterCare Group Limited, Kingston upon Thames to disposal groups held for sale as the classification criteria in IFRS 5 were met. On the date of reclassification, as the fair value less cost to sell was in excess of the carrying amount a gain or loss was not recognized. The disposal of Four Seasons Health Care Ltd., Wilmslow and BetterCare Group Limited, Kingston upon Thames is expected to occur during the first half of 2006. The assets and liabilities of the disposal group held for sale related to Four Seasons Health Care Ltd., Wilmslow and BetterCare Group Limited, Kingston upon Thames are included in the Property-Casualty segment.

Supplementary Information on the Allianz

Group’s Shareholders’ Equity and Liabilities

14    Shareholders’ equity

As of 12/31/	2005	2004
	€ mn	€ mn
Issued capital	1,039	988
Capital reserve	20,577	18,445
Revenue reserves	9,930	10,498
Treasury shares	(1,351)	(4,605)
Foreign currency translation adjustments	(1,032)	(2,634)
Unrealized gains and losses (net)	10,324	7,303

Shareholders’ equity before minority interests	39,487	29,995
Minority interests in shareholders’ equity	7,615	7,696

Total	47,102	37,691

Issued capital

Issued capital at December 31, 2005 amounted to €1,039,462,400 divided into 406,040,000 registered shares. The shares have no par value but a mathematical per share value of €2.56 each as a proportion of the issued capital.

As of December 31, 2005, the Allianz AG had €424,100,864 (165,664,400 shares) of authorized unissued capital (Authorized Capital 2004/I) which can be issued at any time up to May 4, 2009. The Board of Management, with approval of the Supervisory Board, is authorized to exclude the pre-emptive rights of shareholders if the shares are issued against a contribution in kind and, in certain cases, if they are issued against a cash contribution.

As of December 31, 2005, the Allianz AG had €4,356,736 (1,701,850 shares) of authorized unissued capital (Authorized Capital 2004/II) which can be issued at any time up to May 4, 2009. The Board of Management, with approval of the Supervisory Board, is authorized to exclude the preemptive rights of shareholders if the shares are issued to employees of the Allianz Group.

Further, as of December 31, 2005, Allianz AG had €226,960,000 (88,656,250 shares) of unissued conditional authorized capital which will be carried out only to the extent that conversion or option rights are exercised by holders of bonds issued by Allianz AG or any of its subsidiaries or that mandatory conversion obligations are fulfilled.

Changes to the number of issued shares outstanding

	2005	2004
As of 1/1/	366,859,799	366,472,698
Exercise of warrants	9,000,000	—
Capital increase for cash	10,116,850	—
Capital increase for employee shares	1,148,150	1,056,250
Change in treasury shares held for non-trading purposes	17,165,510	(2,861)
Change in treasury shares held for trading purposes	1,008,088	(666,288)

As of 31/12/	405,298,397	366,859,799

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

On February 18, 2005, the Allianz Group issued a subordinated bond with 11.2 mn detachable warrants, which allow the holder to purchase a share of Allianz AG. The warrants are exercisable at any time during their three year term and have an exercise price of €92 per share. The warrants were recorded in capital reserve at the premium received of €174 mn on their issuance date. During the year ended December 31, 2005, as a result of the exercise of 9 mn warrants the Allianz Group received consideration of €828 mn, which increased issued capital by €23 mn and capital reserve by €805 mn.

In September 2005, the Allianz Group issued 10,116,850 shares for proceeds of €1,062 mn, which increased issued capital by €26 mn and capital reserve of €1,036 mn.

In November 2005, 1,148,150 (2004: 1,056,250) shares were issued at a price of €103.50 (2004: €81.61) per share, enabling employees of Allianz Group subsidiaries in Germany and abroad to purchase 1,144,196 (2004: 1,051,191) shares at prices ranging from €72.45 (2004: €57.13) to €87.98 (2004: €69.37) per share. The remaining 3,954 (2004: 5,059) shares were sold on the Frankfurt stock exchange at an average price of €129.23 (2004: €95.74) per share. As a result, issued capital increased by €2 mn and capital reserve increased by €117 mn.

All shares issued in during the years ended December 31, 2005, and 2004 are qualifying shares from the beginning of the year of issue.

Dividends

For the year ended December 31, 2005, the Board of Management will propose to shareholders at the Annual General Meeting the distribution of a dividend of €2.00 per qualifying share. During the years ended December 31, 2004 and 2003, Allianz AG paid a dividend of €1.75 and €1.50, respectively, per qualifying share.

Treasury shares

The Annual General Meeting on May 4, 2005 (2004: May 5), authorized Allianz AG to acquire its own shares for other purposes pursuant to clause 71 (1) no. 8 of the German Stock Corporation Law (“Aktiengesetz”). During the years ended December 31, 2005 and 2004, the authorization was not used to acquire shares of Allianz AG.

In 2005, the Dresdner Bank Group placed 17,155,008 shares of Allianz AG in the market.

In order to enable Dresdner Bank Group to trade in shares of Allianz AG, the Annual General Meeting on May 4, 2005 authorized the Allianz Group’s domestic or foreign credit institutions in which Allianz AG has a majority holding to acquire treasury shares for trading purposes pursuant to clause 71 (1) no. 7 of the Aktiengesetz. During the year ended December 31, 2005, in accordance with this authorization, the credit institutions of the Allianz Group purchased 83,202,188 (2004: 29,685,678) of Allianz AG’s shares or acquired them by way of securities borrowing at an average price of €104.66 per share (2004: €88.84), which included previously held Allianz AG shares. During the year ended December 31, 2005, 87,652,805 shares (2004: 29,092,223) were disposed of or ceded from borrowed holdings at an average price of €105.06 per share (2004: €88.82). During the year ended December 31, 2005, the losses arising from treasury share transactions and in consideration of the holding, were €31 mn (2004: losses of €53 mn), which were transferred to revenue reserves.

The resulting short position in own shares is hedged by the use of derivatives and is reflected in the revenue reserves. Due to written put options the Allianz Group is obliged to buy own shares amounting to €1,261 mn, in case the put options are exercised.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Composition of the treasury shares

	Acquisition costs	Number of shares	Issued capital
	€ mn		%
As of 12/31/2005
Allianz AG	50	424,035	0.10
Dresdner Bank Group	40	317,568	0.08
Dresdner Bank Group (obligation for written put options on Allianz AG shares)	1,261	—	—

Total	1,351	741,603	0.18

As of 12/31/2004
Allianz AG	50	424,035	0.11
Dresdner Bank Group	4,554	18,480,664	4.79
Other	1	10,502	—

Total	4,605	18,915,201	4.90

Capital Requirements

The Allianz Group’s capital requirements are primarily dependent on our growth and the type of business that it underwrites, as well as the industry and geographic locations in which it operates. In addition, the allocation of the Allianz Group’s investments plays an important role. During the Allianz Group’s annual management planning dialogues with its operating entities, capital requirements are forecasted through business plans regarding the levels and timing of capital expenditures and investments. Regulators impose minimum capital rules on the level of both the Allianz Group’s operating entities and the Allianz Group as a whole.

At December 31, 2005, the Allianz Group’s eligible capital for the solvency margin, required for insurance groups under German law, was €43.6 billion (2004: €29.1 billion), surpassing the minimum legally stipulated level by €29.4 billion. This margin resulted in a cover ratio(1) of 307% (2004: 217%). In 2005, this solvency margin requirement applied only to the Allianz Group’s insurance segments and did not contain any capital requirements for the banking business.

On January 1, 2005, the Financial Conglomerates Directive, a supplementary EU directive, became effective in Germany. Under this directive, a financial conglomerate is defined as any financial parent holding company that, together with its subsidiaries, has significant cross-border and cross-sector activities. The Allianz Group is a financial conglomerate within the scope of the directive and the related German law. The law requires that the financial conglomerate calculate the capital needed to meet the respective solvency requirements on a consolidated basis. The calculation methodology for the financial conglomerates solvency margin is still subject to uncertainties.

At December 31, 2005, based on the current status of discussion, the Allianz Group’s eligible capital for the solvency margin, required for the insurance segments and the banking and asset management business, was €40.0 billion (including off-balance sheet reserves(2)), surpassing the minimum legally stipulated level by €16.3 billion. This margin resulted in a cover ratio(1) of 169% in 2005.

Dresdner Bank is subject to the risk-adjusted capital guidelines (or “Basle Accord”) promulgated by the Basle Committee on Banking Supervision (or “BIS-rules”) and therefore calculates and reports under such guidelines to the German Federal Financial Supervisory Authority (the Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) and the Deutsche Bundesbank, the German central bank. These guidelines are used to evaluate capital adequacy based primarily on the perceived credit risk associated with balance sheet assets, as well as certain off-balance sheet exposures such as unfunded loan commitments, letters of credit, and derivative and foreign exchange contracts. In addition, for Allianz AG to maintain its status as a “financial holding company” under the U.S. Gramm-Leach-Bliley Financial Modernization Act of 1999,

(1)	Represents the ratio of the eligible capital to the required capital.
(2)	Representative of the difference between fair value and book value of real estate used by third parties and investments in associated enterprises and joint ventures, net of deferred taxes, policy-holder participation and minority interest.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Dresdner Bank must be considered “well capitalized” under guidelines issued by the Board of Governors of the Federal Reserve System. To be considered “well capitalized” for these purposes, Dresdner Bank must have a Tier I Capital Ratio of a least 6% and a combined Tier I and Tier II Capital Ratio of at least 10%, and not be subject to a directive, order or written agreement to meet and maintain specific capital levels. As shown in the table below, Dresdner Bank maintained a “well capitalized” position during both 2005 and 2004.

The following table sets forth Dresdner Bank’s BIS capital ratios:

As of 12/31/	2005(1)	2004
	€ mn	€ mn
Tier I capital (core capital)	11,126	6,867
Tier I & Tier II capital	18,211	13,734
Tier III capital (supplementary capital)	—	226

Total capital	18,211	13,960

Risk-weighted assets—banking book	108,659	100,814
Risk-weighted assets—trading book	2,875	3,963

Total risk-weighted assets	111,534	104,777

Tier I capital ratio (core capital) in %	9.98	6.55
Tier I & Tier II capital ratio in %	16.33	13.11

Total capital ratio in %	16.33	13.32

(1)	Effective June 2005, Dresdner Bank changed the accounting basis for calculation and disclosure of BIS-figures from German GAAP to IFRS.

The distinction between “core capital” and “supplementary capital” in the table above reflects the ability of the capital components to cover losses. Core capital, with the highest ability to cover losses, corresponds to Tier I capital, while supplementary capital corresponds to Tier II capital as such terms are defined in applicable U.S. capital adequacy rules.

In addition to regulatory capital requirements, Allianz AG also uses an internal risk capital model to determine how much capital is required to absorb any unexpected volatility in results of operations.

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

As of December 31, 2005, the Allianz Group’s insurance subsidiaries were in compliance with all applicable solvency and capital adequacy requirements.

Certain insurance subsidiaries are subjected to regulatory restrictions on the amount of dividends, which can be remitted to Allianz AG without prior approval by the appropriate regulatory body. Such restrictions provide that a company may only pay dividends up to an amount in excess of certain regulatory capital levels or based on the levels of undistributed earned surplus or current year income or a percentage thereof. By way of example only, the operations of our insurance subsidiaries located in the United States are subject to limitations on the payment of dividends to their parent company under applicable state insurance laws. Dividends paid in excess of these limitations generally require prior approval of the insurance commissioner of the state of domicile. The Allianz Group believes that these restrictions will not affect the ability of the Allianz AG to pay dividends to its shareholders in the future. In addition, Allianz AG is not subject to legal restrictions on the amount of dividends it can pay to its shareholders.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Comprehensive income

The components of comprehensive income were as follows:

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Unrealized gains and losses from investments
Unrealized gains and losses arising during the year, net of deferred tax impact of €521 mn (2004: €1,451 mn; 2003: €781 mn)	5,934	2,893	5,031
Less: Reclassification adjustment for realized gains and losses included in net income, net of deferred tax impact of €256 mn (2004: €1,021 mn; 2003: €396 mn)	(2,916)	(2,036)	(2,549)

Subtotal	3,018	857	2,482
Foreign currency translation adjustments	1,602	(741)	(1,578)
Unrealized gains and losses on derivatives related to hedging cash flows and net investments in foreign entities, net of deferred tax impact of €1 mn (2004: €0 mn; 2003: €2 mn)	3	—	(4)

Other comprehensive income	4,623	116	900
Net income	4,380	2,266	2,691

Comprehensive income	9,003	2,382	3,591

Unrealized investment gains and losses are shown net of policyholder liabilities and minority interests. As of December 31, 2005, unrealized gains, net of unrealized losses, which have been allocated to policyholder liabilities, were €14,299 mn (2004: €10,210 mn; 2003: €6,433 mn). Net amounts which have been allocated to minority interests are presented below.

As of December 31, 2005, ending balances in accumulated other comprehensive income for derivatives related to hedging net investments in foreign entities were €182 mn (2004: €182 mn; 2003: €182 mn).

Minority interests in shareholders’ equity

As of 12/31/	2005	2004
	€ mn	€ mn
Unrealized gains and losses	1,321	1,206
Share of earnings	1,386	1,168
Other equity components	4,908	5,322

Total	7,615	7,696

The primary subsidiaries of the Allianz Group included in minority interests are the AGF Group, Paris and the RAS Group, Milan.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

15    Participation certificates and subordinated liabilities

	Contractual Maturity Date
	2006	2007	2008	2009	2010	Thereafter	As of 12/31/2005	As of 12/31/2004
	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)
Allianz AG(2)
Subordinated bonds
Fixed rate	—	—	—	—	—	1,984	1,984
Contractual interest rate	—	—	—	—	—	5.87%
Floating rate	—	—	—	—	—	4,236	4,236
Current interest rate	—	—	—	—	—	5.65%

Subtotal	—	—	—	—	—	6,220	6,220	4,775
Participation certificates
Floating rate(3)	85	—	—	—	—	—	85	85

Total Allianz AG(2)	85	—	—	—	—	6,220	6,305	4,860

Banking subsidiaries
Subordinated bonds
Fixed rate	458	715	401	105	160	1,239	3,078
Contractual interest rate	3.76%	6.30%	5.94%	4.17%	6.98%	6.25%
Floating rate	12	92	54	303	32	702	1,195
Current interest rate	6.38%	3.35%	2.76%	3.08%	2.82%	4.44%

Subtotal	470	807	455	408	192	1,941	4,273	4,779
Hybrid equity
Fixed rate	—	—	—	—	—	1,614	1,614	1,500
Contractual interest rate	—	—	—	—	—	7.00%
Participation certificates(4)
Fixed rate	504	940	51	—	4	—	1,499
Contractual interest rate	8.01%	6.91%	6.13%	—	6.39%	—
Floating rate	18	—	—	—	—	—	18
Current interest rate	3.41%	—	—	—	—	—

Subtotal	522	940	51	—	4	—	1,517	1,526

Total banking subsidiaries	992	1,747	506	408	196	3,555	7,404	7,805

All other subsidiaries
Subordinated liabilities
Fixed rate	—	—	62	—	—	643	705
Contractual interest rate	—	—	6.84%	—	—	5.35%
Floating rate	—	—	—	—	—	225	225
Current interest rate	—	—	—	—	—	3.23%

Subtotal	—	—	62	—	—	868	930	520
Hybrid equity
Fixed rate	—	—	—	—	—	45	45	45
Contractual interest rate	—	—	—	—	—	3.58%

Total all other subsidiaries	—	—	62	—	—	913	975	565

Total	1,077	1,747	568	408	196	10,688	14,684	13,230

(1)	Except for interest rates. Interest rates represent the weighted-average.
(2)	Includes subordinated bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. and guaranteed by Allianz AG.
(3)	The terms of the profit participation certificates provide for an annual cash distribution of 240% of the dividend paid by Allianz AG per one Allianz AG share. Holders of profit participation certificates do not have voting rights, or any rights to convert the certificates into Allianz AG shares, or rights to liquidation proceeds. Profit participation certificates are unsecured and rank pari passu with the claims of other unsecured creditors. Profit participation certificates can be redeemed by holders upon twelve months prior notice every fifth year. Allianz AG has the right to call the profit participation certificates for redemption, upon six months’ prior notice every fifth year. The next call date is December 31, 2006. Upon redemption by Allianz AG, the cash redemption price per certificate would be equal to 122.9% of the then current price of one Allianz AG share during the last three months preceding the recall of the participation certificate. In lieu of redemption for cash, Allianz AG may offer 10 Allianz AG ordinary shares per 8 profit participation certificates.
(4)	Participation certificates issued by the Dresdner Bank Group which entitle holders to annual interest payments, which take priority over its shareholders’ dividend entitlements. They are subordinated to obligations for all other creditors of the issuer, except those similarly subordinated, and share in losses of the respective issuers in accordance with the conditions attached to the participation certificates. The profit participation certificates will be redeemed subject to the provisions regarding loss sharing.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

On February 18, 2005, the Allianz Group issued a subordinated bond with a principal amount of €1,400 mn. The subordinated bond is perpetual; however, the Allianz Group has the right to call the bond after 12 years. The subordinated bond has a coupon rate of 4.375%.

On January 27, 2005, the AGF Group issued a subordinated bond with a principal amount of €400 mn. The subordinated bond is perpetual and has a coupon rate of 4.625%.

16    Reserves for insurance and investment contracts

As of 12/31/	2005	2004
	€ mn	€ mn
Unearned premiums	13,303	12,050
Aggregate policy reserves	249,530	229,873
Reserves for loss and loss adjustment expenses	67,005	62,331
Reserves for premium refunds	28,510	21,237
Premium deficiency reserves	153	138
Other insurance reserves	636	751

Total	359,137	326,380

Unearned premiums

As of 12/31/	2005	2004
	€ mn	€ mn
Property-Casualty	12,970	11,822
Life/Health	333	228

Total	13,303	12,050

Aggregate policy reserves

As of 12/31/	2005	2004
	€ mn	€ mn
Traditional participating insurance contracts (SFAS 120)	120,967	117,439
Long-duration insurance contracts (SFAS 60)	39,679	38,442
Universal-Life type insurance contracts (SFAS 97)	88,415	73,610
Non unit linked investment contracts	469	382

Total	249,530	229,873

Changes in aggregate policy reserves and financial liabilities for unit linked contracts were as follows:

	2005
	SFAS 120	SFAS 60	SFAS 97
	€ mn	€ mn	€ mn
As of 1/1/	117,439	38,442	115,129
Foreign currency translation adjustments	(28)	280	7,378
Changes in the consolidated subsidiaries of the Allianz Group	77	—	(99)
Deposits from SFAS 97 contracts	—	—	27,179
Change recorded in premiums (net)	—	—	(2,414)
Change recorded in insurance and investment contract benefits (net)	2,698	558	2,125
Change recorded in income from financial assets and liabilities carried at fair value through income	—	—	3,551
Other changes	781	399	(9,304)

As of 12/31/	120,967	39,679	143,545

Comprised of
Universal life type insurance contracts			88,415
Non unit linked investment contracts			469
Unit linked insurance contracts			30,320
Unit linked investment contracts			24,341

Total			143,545

As of December 31, 2005, participating life business represented approximately 67% (2004: 70%) of the Allianz Group’s gross insurance in-force. During the year ended December 31, 2005, participating policies represented approximately 66%

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

(2004: 64%) of the gross premiums written and 63% (2004: 61%) of the life premiums earned. As of December 31, 2005, conventional participating reserves were approximately 53% (2004: 55%) of the Allianz Group’s consolidated aggregate policy reserves.

Reserves for loss and loss adjustment expenses

As of 12/31/	2005	2004
	€ mn	€ mn
Property-Casualty	60,246	55,536
Life/Health	6,759	6,795

Total	67,005	62,331

Changes in the reserves for loss and loss adjustment expenses for the property-casualty segment

	2005			2004			2003
	Gross	Ceded	Net	Gross	Ceded	Net	Gross	Ceded	Net
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Reserves for loss and loss adjustment expenses as of 1/1/	55,536	(10,029)	45,507	56,644	(12,049)	44,595	60,054	(14,588)	45,466
Loss and loss adjustment expenses incurred
Current year	30,038	(3,620)	26,418	28,650	(3,007)	25,643	28,990	(3,278)	25,712
Prior year	(1,589)	423	(1,166)	(1,281)	835	(446)	(371)	650	279

Subtotal	28,449	(3,197)	25,252	27,369	(2,172)	25,197	28,619	(2,628)	25,991

Loss and loss adjustment expenses paid
Current year	(12,667)	905	(11,762)	(12,260)	886	(11,374)	(12,697)	837	(11,860)
Prior year	(13,359)	2,572	(10,787)	(14,393)	2,575	(11,818)	(16,351)	3,196	(13,155)

Subtotal	(26,026)	3,477	(22,549)	(26,653)	3,461	(23,192)	(29,048)	4,033	(25,015)
Foreign currency translation adjustments and other	2,286	(819)	1,467	(1,020)	551	(469)	(2,966)	1,144	(1,822)
Change in the consolidated subsidiaries of the Allianz Group	1	—	1	(804)	180	(624)	(15)	(10)	(25)

Reserves for loss and loss adjustment expenses as of 12/31/	60,246	(10,568)	49,678	55,536	(10,029)	45,507	56,644	(12,049)	45,595

Prior year’s loss and loss adjustment expenses incurred reflects the changes in estimation charged or credited to the consolidated income statement in each year with respect to the reserves for loss and loss adjustment expenses established as of the beginning of that year. During the year ended December 31, 2005, the Allianz Group recorded additional income of €1,166 mn (2004: income of €446 mn and 2003: losses of €279 mn) with respect of losses occurring in prior years. During the year ended December 31, 2005, these amounts as percentages of the net balance of the beginning of the year were 2.6% (2004: 1.0% and 2003:—0.6%).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Loss and loss adjustment expenses development for the property-casualty segment

The following table illustrates the development of the Allianz Group’s reserves for loss and loss adjustment expenses, over the past five years. The table presents calendar year data, not accident year data. In addition, the table includes subsidiaries from the date acquired and excludes all subsidiaries disposed on a retrospective basis.

For the years ended 12/31/	2000	2001	2002	2003	2004	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Loss and loss adjustment expenses
Net	41,294	45,158	44,801	43,988	45,504	49,678
Ceded	12,386	15,875	14,403	11,901	10,025	10,568
Gross	53,680	61,033	59,204	55,889	55,529	60,246
Paid (cumulative) as of
One year later	16,001	15,624	16,120	14,218	13,357
Two years later	22,889	24,069	23,739	20,987
Three years later	27,755	29,394	28,687
Four years later	31,220	33,016
Five years later	33,826
Liability re-estimated as of
One year later	54,577	57,738	55,836	54,050	56,311
Two years later	53,069	55,703	55,650	55,227
Three years later	51,495	55,820	57,119
Four years later	52,016	57,130
Five years later	53,234
Cumulative surplus (deficiency)
Gross	446	3,903	2,085	662	(782)
Gross excluding the impact of foreign exchange and other	(1,996)	(1,415)	781	1,767	1,589
Net	2,242	4,118	450	162	(181)

Percent	5.4%	9.1%	1.0%	0.4%	(0.4)%

Discounted loss and loss adjustment expenses

As of December 31, 2005 and 2004, the Allianz Group Property-Casualty reserves for loss and loss adjustment expenses reflected discounts of €1,326 mn and €1,220 mn, respectively.

The discount reflected in the reserves is related to annuities for certain long-tailed liabilities, primarily in workers’ compensation, personal accident, general liability, motor liability, individual and group health disability and employers’ liability. All of the reserves that have been discounted have payment amounts that are fixed and timing that is reasonably determinable.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table shows, by country, the carrying amounts of reserves for loss and loss adjustment expenses that have been discounted, and the interest rates used for discounting:

	Discounted reserves for loss and loss adjustment expenses		Amount of the discount		Interest rate used for discounting
As of 12/31/	2005	2004	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ m	%	%
France	1,404	1,402	357	330	3.25	3.25
Germany	445	407	298	278	2.75 — 4.00	2.75 — 4.00
Switzerland	414	392	237	236	3.25	3.25
United States	213	190	230	216	6.00	6.00
United Kingdom	116	84	110	65	4.00 — 4.25	4.25
Belgium	91	83	28	26	4.68	4.75
Hungary	67	69	22	22	1.40	1.40
Portugal	57	57	44	47	4.00	4.25

Total	2,807	2,684	1,326	1,220

Asbestos and Environmental (A&E) Reserves

In the United States, the planned external review of the asbestos & environmental (or “A&E”) liability reserves at Fireman’s Fund had no net impact at the Allianz Group level as a result of already sufficient reserves, absent a USD 65 mn loss caused by the increase in provisions for uncollectible reinsurance recoverables and unallocated loss adjustment expenses.

Reserves for premium refunds

	2005	2004	2003
	€ mn	€ mn	€ mn
Amounts already allocated under local statutory or contractual regulations
As of 1/1/	8,794	7,326	7,131
Foreign currency translation adjustments	14	6	(35)
Changes in the consolidated subsidiaries of the Allianz Group	—	27	(7)
Change	2,107	1,435	237

As of 12/31/	10,915	8,794	7,326

Latent reserves for premiums Refunds
As of 1/1/	12,443	8,001	6,554
Foreign currency translation Adjustments	(4)	6	(25)
Changes due to fluctuations in market value	4,094	3,771	1,924
Changes in the consolidated subsidiaries of the Allianz Group	6	71	1,028
Changes due to valuation differences charged (credited) to income	1,056	594	(1,480)

As of 12/31/	17,595	12,443	8,001

Total	28,510	21,237	15,327

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

17    Liabilities to banks

As of 12/31/	2005	2004
	€ mn	€ mn
Payable on demand	14,534	14,003
Repurchase agreements and collateral received from securities lending transactions	62,219	78,675
Term deposits and certificates of deposit	73,189	96,736
Other	2,015	1,933

Total	151,957	191,347

Due within one year	141,682	180,716
Due after more than one year	10,275	10,631

Total	151,957	191,347

As of December 31, 2005, liabilities to domestic banks amounted to €61,919 mn (2004: €80,326 mn) and liabilities to foreign banks amounted to €90,038 mn (2004: €111,021 mn).

18    Liabilities to customers

As of 12/31/	2005	2004
	€ mn	€ mn
Savings deposits	2,302	2,410
Home loan savings deposits	3,306	3,214
Payable on demand	57,624	50,946
Repurchase agreements and collateral received from securities lending transactions	47,064	49,276
Term deposits and certificates of deposit	45,968	49,124
Other	2,095	2,167

Total	158,359	157,137

Due within one year	143,286	148,320
Due after more than one year	15,073	8,817

Total	158,359	157,137

Liabilities to customers, by type of customer, are comprised of the following:

	Germany	Other countries	Total
	€ mn	€ mn	€ mn
12/31/2005
Corporate customers	44,973	71,356	116,329
Public authorities	1,026	6,105	7,131
Private customers	27,762	7,137	34,899

Total	73,761	84,598	158,359

12/31/2004
Corporate customers	40,954	75,100	116,054
Public authorities	1,529	6,471	8,000
Private customers	27,807	5,276	33,083

Total	70,290	86,847	157,137

As of December 31, 2005, liabilities to customers include €30,049 mn (2004: €24,989 mn) of noninterest bearing deposits.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

19    Certificated liabilities

	Contractual Maturity Date
	2006	2007	2008	2009	2010	Thereafter	As of 12/31/2005	As of 12/31/2004
	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)
Allianz AG(2)
Senior bonds
Fixed rate	85	2,184	1,620	—	—	892	4,781	5,741
Contractual interest rate	2.93%	2.60%	5.00%	—	—	5.70%
Exchangeable bonds
Fixed rate	1,064	—	1,262	—	—	—	2,326	2,742
Contractual interest rate	1.25%	—	0.75%	—	—	—
Money market securities
Fixed rate	1,131	—	—	—	—	—	1,131	1,428
Contractual interest rate	2.29%	—	—	—	—	—

Total Allianz AG(2)	2,280	2,184	2,882	—	—	892	8,238	9,911

Banking subsidiaries
Senior bonds
Fixed rate	3,038	4,584	3,149	2,240	402	1,847	15,260
Contractual interest rate	5.20%	5.32%	4.94%	5.38%	4.32%	5.17%
Floating rate	3,092	1,219	1,676	1,510	873	2,632	11,002
Current interest rate	3.47%	3.14%	3.16%	3.19%	2.74%	3.17%

Subtotal	6,130	5,803	4,825	3,750	1,275	4,479	26,262	25,140
Money market securities
Fixed rate	17,306	—	—	—	—	—	17,306
Contractual interest rate	3.99%	—	—	—	—	—
Floating rate	6,981	—	—	—	—	—	6,981
Current interest rate	2.26%	—	—	—	—	—

Subtotal	24,287	—	—	—	—	—	24,287	21,693

Total banking subsidiaries	30,417	5,803	4,825	3,750	1,275	4,479	50,549	46,833

All other subsidiaries
Certificated liabilities
Fixed rate	—	—	—	—	—	16	16	458
Contractual interest rate	—	—	—	—	—	6.00%
Money market securities
Fixed rate	400	—	—	—	—	—	400	550
Contractual interest rate	2.12%	—	—	—	—	—

Total all other subsidiaries	400	—	—	—	—	16	416	1,008

Total	33,097	7,987	7,707	3,750	1,275	5,387	59,203	57,752

(1)	Except for the interest rates. The interest rates represent the weighted-average.
(2)	Includes senior bonds, exchangeable bonds and money market securities issued by issued by Allianz Finance B.V. and Allianz Finance II B.V. guaranteed by Allianz AG and money market securities issued by Allianz Finance Corporation, a wholly-owned subsidiary of Allianz AG, which are fully and unconditionally guaranteed by Allianz AG.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

On February 18, 2005, the Allianz Group issued a senior exchangeable bond, Basket Index Tracking Equity Linked Securities (“BITES”), with a principal amount of €1,262 mn. The redemption value of the BITES is linked to the performance of the DAX Index. The BITES were issued at a DAX reference level of 4,205.115. The Allianz Group may redeem the BITES with shares of BMW AG, Munich Re and/or Siemens AG or cash. The BITES have a term of 3 years, however, the Allianz Group has the right to redeem the BITES anytime during their term. The holders of the BITES have the right to exchange the BITES during their term at the redemption value. An outperformance premium is paid annually equal to 0.75% of the average DAX Index during the reference period prior to the payment date. Upon redemption of the BITES by the Allianz Group or at maturity, the holders of the BITES receive a redemption premium of 1.75% of the redemption value. As of December 31, 2005, the Allianz Group has recorded an embedded derivative related to this transaction in financial liabilities carried at fair value through income of €409 mn.

On March 23, 2005, the Allianz Group repaid in cash a senior exchangeable bond with a face amount of €1,700 mn.

On August 26, 2005, The Allianz Group repaid a senior bond with a face amount of CHF 1,500 mn.

20    Financial liabilities carried at fair value through income

As of 12/31/	2005	2004
	€ mn	€ mn
Financial liabilities held for trading	86,392	102,141
Financial liabilities for unit linked contracts	54,661	41,409
Financial liabilities for puttable equity instruments	3,137	1,386
Financial liabilities designated at fair value through income	450	201

Total	144,640	145,137

Financial liabilities held for trading

As of 12/31/	2005	2004
	€ mn	€ mn
Obligations to deliver securities	49,029	72,804
Derivative financial instruments	28,543	23,018
Other trading liabilities	8,820	6,319

Total	86,392	102,141

Financial liabilities for unit linked contracts

As of 12/31/	2005	2004
	€ mn	€ mn
Unit linked insurance contracts	30,320	21,444
Unit linked investment contracts	24,341	19,965

Total	54,661	41,409

21    Other accrued liabilities

As of 12/31/	2005	2004
	€ mn	€ mn
Reserves for pensions and similar obligations	5,594	5,630
Accrued taxes	1,802	1,408
Miscellaneous accrued liabilities(*)	6,906	6,946

Total	14,302	13,984

(*)	As of December 31, 2005, includes restructuring provisions of €186 mn (2004: €739 mn), provisions for lending related commitments of €117 mn (2004: €371 mn), provisions for employee expenses of €4,440 mn (2004: €3,451 mn), loss reserves from the non-insurance business of €235 mn (2004: €243 mn), provisions for litigation of €184 mn (2004: €155 mn), and commission reserves for agents of €216 mn (2004: €333 mn).

Defined benefit and defined contribution plans

Retirement benefits in the Allianz Group are either in the form of defined benefit or defined contribution plans. Employees, including agents in Germany, are granted such retirement benefits by the various legal entities of the Allianz Group. In Germany, these are primarily defined benefit in nature.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

For defined benefit plans, the participant is granted a defined benefit by the employer or via an external entity. In contrast to defined contribution arrangements, the future cost to the employer of a defined benefit plan is not known with certainty in advance.

Defined benefit plans

The following table represents the changes in the net amount recognized for defined benefit plans:

	2005	2004
	€ mn	€ mn
Carrying amount as of 1/1/	5,630	5,572
Changes in the consolidated subsidiaries of the Allianz Group	15	(27)
Foreign currency translation adjustments	21	(6)
Expense	641	672
Payments	(713)	(581)

Carrying amount as of 12/31/	5,594	5,630

The following table sets forth the changes in the projected benefit obligations, the changes in fair value of plan assets and the net amount recognized for the various Allianz Group defined benefit plans:

For the years ended 12/31/	2005	2004
	€ mn	€ mn
Change in projected benefit obligations
Projected benefit obligations as of 1/1/	14,279	13,310
Service cost	353	313
Interest cost	693	676
Plan participants’ contributions	66	55
Amendments	(44)	7
Actuarial losses	2,268	646
Foreign currency translation adjustments	125	(52)
Benefits paid	(655)	(595)
Changes in the consolidated subsidiaries of the Allianz Group	74	(81)

Projected benefit obligations as of 12/31/(1)	17,159	14,279

Change in fair value of plan assets
Fair value of plan assets as of 1/1/	7,149	6,724
Actual return on plan assets	883	431
Employer contributions	374	236
Plan participants’ contributions	66	55
Foreign currency translation adjustments	81	(36)
Benefits paid(2)	(293)	(264)
Changes in the consolidated subsidiaries of the Allianz Group	27	3

Fair value of plan assets as of 12/31/	8,287	7,149

Funded status as of 12/31/	8,872	7,130
Unrecognized net actuarial losses	(3,283)	(1,504)
Unrecognized prior service costs	5	4

Net amount recognized as of 12/31/	5,594	5,630

(1)	As of December 31, 2005, includes direct commitments of the consolidated subsidiaries of the Allianz Group of €8,164 mn (2004: €6,649 mn) and commitments through plan assets of €8,995 mn (2004: €7,630 mn).
(2)	In addition, the Allianz Group paid €362 mn (2004: €331 mn) directly to plan participants.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Amounts recognized in the Allianz Group’s consolidated balance sheets for defined benefit plans are as follows:

As of 12/31/	2005	2004
	€ mn	€ mn
Prepaid benefit cost	(262)	(220)
Accrued benefit cost	5,856	5,850

Net amount recognized	5,594	5,630

As of December 31, 2005, postretirement health benefits included in the projected benefit obligation and net amount recognized amounted to € 165 mn (2004: €97 mn) and €151 mn (2004: €107 mn), respectively.

As of December 31, 2005, the accumulated benefit obligation for all defined benefit plans was €16,188 mn (2004: €13,395 mn).

Defined benefit plans with an accumulated benefit obligation in excess of plan assets are summarized as follows:

As of 12/31/	2005	2004
	€ mn	€ mn
Projected benefit obligation	16,069	12,254
Accumulated benefit obligation	15,242	11,446
Fair value of plan assets	7,215	5,188

The net periodic benefit cost related to defined benefit plans consists of the following components:

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Service cost	353	313	314
Interest cost	693	676	606
Expected return on plan assets	(411)	(366)	(312)
Amortization of prior service costs recognized	(45)	5	26
Amortization of net loss recognized	57	8	6
(Income)/expenses of plan curtailments or settlements	(6)	36	(19)

Net periodic benefit cost	641	672	621

During the year ended December 31, 2005, net periodic benefit cost includes net periodic benefit cost related to postretirement health benefits of €8 mn (2004: €7 mn).

Most of the amounts expensed are charged in the Allianz Group’s consolidated income statement as acquisition and administrative expenses, and loss and loss adjustment expenses (claims settlement expenses).

The actual return on plan assets amounted to €883 mn, €431 mn and € 379 mn during the years ended December 31, 2005, 2004 and 2003.

Assumptions

The assumptions for the actuarial computation of the projected benefit obligation, accumulated benefit obligation and the net periodic benefit cost depend on the circumstances in the particular country where the plan has been established.

The calculations are based on current actuarially calculated mortality estimates. Projected turnover depending on age and length of service have also been used, as well as internal Allianz Group retirement projections.

The weighted-average assumptions, for the Allianz Group’s defined benefit plans, used to determine projected and accumulated benefit obligation:

As of 12/31/	2005	2004
	%	%
Discount rate	4.1	4.9
Rate of compensation increase	2.7	2.7
Rate of pension increase	1.4	1.6

The discount rate assumptions reflect the market yields at the balance sheet date of high-quality fixed income investments corresponding to the currency and duration of the liabilities.

The weighted-average assumptions used to determine net periodic benefit cost:

For the years ended 12/31/	2005	2004	2003
	%	%	%
Discount rate	4.9	5.5	5.7
Expected long-term return on plan assets	5.8	6.4	6.6
Rate of compensation increase	2.7	2.8	2.9
Rate of pension increase	1.6	1.9	1.8

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

For the year ended December 31, 2005, the weighted expected long-term return on plan assets was derived from the following target allocation and expected long-term rate of return for each asset category:

Asset category	Target allocation	Weighted expected long-term rate of return
	%	%
Equity securities	30.5	8.2
Debt securities	65.0	4.8
Real estate	3.8	4.4
Other	0.7	0.5

Total	100.0	5.8

The determination of the expected long-term rate of return for the individual asset categories is based on capital market surveys.

Plan assets

The defined benefit plans’ weighted-average asset allocations by asset category are as follows:

For the years ended 12/31/	2005	2004
	%	%
Equity securities	28.4	26.2
Debt securities	66.0	69.7
Real estate	3.6	2.6
Other	2.0	1.5

Total	100.0	100.0

The bulk of the plan assets are held by the Allianz Versorgungskasse VVaG, Munich. This entity insures effectively all employees of the German insurance operations and is not additionally consolidated.

Plan assets do not include equity securities issued by the Allianz Group or real estate used by the Allianz Group.

The Allianz Group plans to gradually increase its actual equity securities allocation for plan assets of defined benefit plans.

Contributions

During the year ending December 31, 2006, the Allianz Group expects to contribute €264 mn to its defined benefit plans and pay € 367 mn directly to plan participants of its defined benefit plans, in addition to the contributions noted in Note 46.

Estimated future benefit payments

The following estimated future benefit payments are based on the same assumptions used to measure the Allianz Group’s projected and accumulated benefit obligations as of December 31, 2005, and reflect expected future service, as appropriate.

€ mn
2006	576
2007	591
2008	621
2009	646
2010	692
Years 2011–2015	3,750

Defined contribution plans

Defined contribution plans are funded through independent pension funds or similar organizations. Contributions fixed in advance (e.g., based on salary) are paid to these institutions and the beneficiary’s right to benefits exists against the pension fund. The employer has no obligation beyond payment of the contributions. The main pension fund is the Versicherungsverein des Bankgewerbes a.G., Berlin, which covers most of the banking employees in Germany.

During the year ended December 31, 2005, the Allianz Group recognized expense for defined contribution plans of €126 mn (2004: €110 mn; 2003: €105 mn).

Provisions for restructuring

As of December 31, 2005, the Allianz Group has provisions for restructuring for a number of restructuring programs in various segments. With the exception of those provisions for restructuring related to Dresdner Bank Group, none of the individual restructuring programs is significant. These provisions for restructuring primarily include personnel costs, which result from severance payments for employee terminations, and contract termination costs, including those relating to the termination of lease contracts, that will arise in connection with the implementation of the respective initiatives. Restructuring charges are included in other expenses.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Changes in the provisions for restructuring were:

	2005			2004			2003
	Dresdner Bank Group	Other	Total	Dresdner Bank Group	Other	Total	Dresdner Bank Group	Other	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
As of 1/1/	670	69	739	815	30	845	365	39	404
New provisions(*)	22	86	108	132	57	189	389	9	398
Additions to existing provisions	29	3	32	143	1	144	324	6	330
Release of provisions recognized in previous years	(48)	(2)	(50)	(62)	(11)	(73)	(47)	(7)	(54)
Release of provisions via payments	(288)	(68)	(356)	(274)	(8)	(282)	(196)	(16)	(212)
Release of provisions via transfers	(294)	—	(294)	—	—	—	—	—	—
Changes in the consolidated subsidiaries of the Allianz Group	—	—	—	(55)	—	(55)	(7)	—	(7)
Foreign currency translation adjustments	12	—	12	(6)	—	(6)	(13)	(1)	(14)
Other	(13)	8	(5)	(23)	—	(23)	—	—	—

As of 12/31/	90	96	186	670	69	739	815	30	845

(*)	In addition, during the year ended December 31, 2005, the Allianz Group directly reflected restructuring charges of €10 mn in other expenses (2004: €87 mn; 2003: €268 mn).

Dresdner Bank Group’s provisions for restructuring

Dresdner Bank Group supplemented its existing restructuring programs introduced since 2000 with some further measures. For these combined initiatives, Dresdner Bank Group has announced plans to eliminate an aggregate of approximately 17,050 positions. As of December 31, 2005, an aggregate of approximately 15,490 positions had been eliminated and approximately 760 additional employees had contractually agreed to leave Dresdner Bank Group under these initiatives.

During the year ended December 31, 2005, Dresdner Bank Group recorded restructuring charges for all restructuring programs of €12 mn. This amount includes new provisions, additions to existing provisions, release of provisions recognized in previous years, and restructuring charges directly reflected in other expenses. A summary of the restructuring charges related to Dresdner Bank Group for the year ended December 31, 2005, by restructuring program is as follows:

	2005
	2005 Measures	2004 Measures	New Dresdner	Other Programs	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
New provisions	22	—	—	—	22
Additions to existing provisions	—	6	18	5	29
Release of provisions recognized in previous years	—	(16)	(26)	(6)	(48)
Restructuring charges directly reflected in the consolidate income statement	1	1	4	3	9
Total restructuring charges during the year ended 12/31/	23	(9)	(4)	2	12

Total restructuring charges incurred to date	23	130	578 (*)	816	1,547

Total restructuring charges expected to be incurred	—	—	3	—	3

(*)	Includes €106 mn primarily related to outsourcing domestic retail securities processing (and custody) and payment processing activities, as well as impairment charges related to information technology systems necessitated by the revised business model.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

A summary of the existing provisions for restructuring related to the Dresdner Bank Group is as follows:

2005 Measures

During the year ended December 31, 2005, Dresdner Bank Group recorded restructuring charges of €23 mn for further restructuring initiatives announced in addition to and separately from the “2004 Measures” and from the “New Dresdner” program. Through these 2005 Measures, Dresdner Bank Group plans to eliminate 250 positions mainly within the Corporate Functions Units. Approximately 25 employees had been terminated and approximately 15 additional employees had contractually agreed to leave Dresdner Bank Group pursuant to the 2005 Measures as of December 31, 2005.

2004 Measures

During the year ended December 31, 2004, further restructuring initiatives were announced by Dresdner Bank Group in addition to the ‘New Dresdner’ program. Through these 2004 Measures, Dresdner Bank Group plans to eliminate 1,100 positions mainly within the Personal Banking and Dresdner Kleinwort Wasserstein divisions, as well as within Dresdner Bank Lateinamerika, which is part of the IRU division. Approximately 540 employees (2004: 40 employees) had been terminated and approximately 310 additional employees had contractually agreed to leave Dresdner Bank Group pursuant to the 2004 Measures as of December 31, 2005.

New Dresdner

In August 2003, Dresdner Bank Group announced the “New Dresdner” program as part of its cost-cutting initiatives to eliminate approximately 4,700 positions in the banking operations by December 31, 2005. This initiative focuses on the back-office areas and the support functions, which will primarily affect Dresdner Bank Group’s head office. Approximately 3,830 employees (2004: 2,740 employees) had been terminated and approximately 340 additional employees had contractually agreed to leave Dresdner Bank Group pursuant to the New Dresdner program as of December 31, 2005.

In February 2003, as part of our efforts to focus on the Allianz and Dresdner Bank brands, we announced a plan to integrate the activities of Dresdner Bank Group’s direct banking subsidiary Advance Bank into the Allianz Group during the year ended December 31, 2003. This initiative involved the elimination by mid 2004 of approximately 400 positions, which were also included within the 4,700 positions of the New Dresdner program. All 400 positions had been eliminated as of December 31, 2005.

Other Programs

In addition to the above mentioned programs, there were four further cost-cutting and restructuring programs that were implemented by Dresdner Bank Group from 2000 through 2002. These programs included the Turnaround 2003 program, two restructuring activities announced during the year 2001, and the first restructuring plans established by Dresdner Bank Group in May 2000. Although the last program was announced by Dresdner Bank Group prior to its acquisition by Allianz AG it had been included in the consolidated financial statements of the Allianz Group. These programs involved an aggregated reduction of approximately 11,000 positions and the last remaining measures were completed by December 31, 2005.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

A summary of the changes in the provisions for restructuring of the Dresdner Bank Group during the year ended December 31, 2005 is:

	Provisions as of 1/1/2005	Provisions recorded during 2005			Release of provisions via cash payments	Release of provisions via transfers	Foreign currency translation adjustments	Other	Provisions as of 12/31/2005
		New provisions	Additions to existing provisions	Release of provisions recognized in previous years
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2005 Measures
Personnel costs	—	22	—	—	—	(3)	—	—	19

Subtotal	—	22	—	—	—	(3)	—	—	19

2004 Measures
Personnel costs	123	—	6	(15)	(42)	(58)	1	—	15
Contract termination costs	4	—	—	(1)	—	—	—	—	3
Other	5	—	—	—	(2)	(2)	—	—	1

Subtotal	132	—	6	(16)	(44)	(60)	1	—	19

New Dresdner
Personnel costs	295	—	16	(22)	(117)	(112)	1	(9)	52
Contract termination costs	17	—	2	(3)	(5)	(11)	—	—	—
Other	1	—	—	(1)	—	—	—	—	—

Subtotal	313	—	18	(26)	(122)	(123)	1	(9)	52

Other Programs
Personnel costs	120	—	—	(3)	(56)	(57)	—	(4)	—
Contract termination costs	28	—	2	(1)	(6)	(24)	1	—	—
Other	77	—	3	(2)	(60)	(27)	9	—	—

Subtotal	225	—	5	(6)	(122)	(108)	10	(4)	—

Total	670	22	29	(48)	(288)	(294)	12	(13)	90

The development of the restructuring provisions reflects the implementation status of the restructuring initiatives. Based on the specific IFRS guidance, restructuring provisions are recognized prior to when they qualify to be recognized under the guidance for other types of provisions. In order to reflect the timely implementation of the various restructuring initiatives, restructuring provisions, as far as they are already ‘locked in’, have been transferred to the provision type, which would have been used not having a restructuring initiative in place. This applies for each single contract. For personnel costs, at the time an employee has contractually agreed to leave Dresdner Bank Group by signing either an early retirement, a partial retirement (Altersteilzeit, which is a specific type of an early retirement program in Germany), or a termination agreement the respective part of the restructuring provision has been transferred to provisions for employee expenses. In addition, provisions for vacant office spaces that result from restructuring initiatives have been transferred to ‘other’ provisions after the offices have been completely vacated. In this context, Dresdner Bank Group recorded releases of provisions via transfers to other provision categories of €294 mn.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

22    Other liabilities

As of 12/31/	2005	2004
	€ mn	€ mn
Funds held under reinsurance business ceded	7,105	8,706
Accounts payable on direct insurance business	7,843	8,199
Accounts payable on reinsurance business	1,648	1,694
Other liabilities(*)	14,787	12,672

Total	31,383	31,271

(*)	As of December 31, 2005, includes tax accruals of €1,352 mn (2004: €1,163 mn), interest and rental liabilities of €513 mn (2004: €471 mn), social security liabilities of €176 mn (2004: €241 mn), derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting of €909 mn (2004: €1,254 mn) and unprocessed sales of €420 mn (2004: €473 mn), and liabilities for disposal groups held for sale of €1,389 mn.

Accounts payable on direct insurance business and accounts payable on reinsurance are due within one year. Of the remaining other liabilities, €12,126 mn (2004: €10,389 mn) are due within one year, and €2,661 mn (2004: €2,283 mn) are due after more than one year.

23    Deferred income

As of December 31, 2005, includes miscellaneous deferred income of €2,493 mn (2004: €2,039 mn), which is primarily comprised of accrued interest of €2,254 mn (2004: €1,737 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Supplementary Information on the Allianz Group’s Consolidated Income Statement

24    Premiums earned (net)

	Property-Casualty			Life/Health			Total
For the years ended 12/31/	Segment	Consolidation adjustments	Group(*)	Segment adjustments	Consolidation	Group(*)	Group(*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2005
Premiums written
Direct	40,548	—	40,548	20,707	—	20,707	61,255
Assumed	3,514	(244)	3,270	243	(1)	242	3,512

Subtotal	44,062	(244)	43,818	20,950	(1)	20,949	64,767
Ceded	(5,548)	1	(5,547)	(1,128)	244	(884)	(6,431)

Net	38,514	(243)	38,271	19,822	243	20,065	58,336

Premiums earned
Direct	40,168	—	40,168	20,612	—	20,612	60,780
Assumed	3,260	(241)	3,019	243	(2)	241	3,260

Subtotal	43,428	(241)	43,187	20,855	(2)	20,853	64,040
Ceded	(5,411)	2	(5,409)	(1,125)	241	(884)	(6,293)

Net	38,017	(239)	37,778	19,730	239	19,969	57,747

2004
Premiums written
Direct	40,460	—	40,460	20,246	—	20,246	60,706
Assumed	3,320	(794)	2,526	470	(11)	459	2,985

Subtotal	43,780	(794)	42,986	20,716	(11)	20,705	63,691
Ceded	(5,331)	11	(5,320)	(2,045)	794	(1,251)	(6,571)

Net	38,449	(783)	37,666	18,671	783	19,454	57,120

Premiums earned
Direct	40,156	—	40,156	20,174	—	20,174	60,330
Assumed	3,335	(799)	2,536	470	(13)	457	2,993

Subtotal	43,491	(799)	42,692	20,644	(13)	20,631	63,323
Ceded	(5,298)	13	(5,285)	(2,048)	799	(1,249)	(6,534)

Net	38,193	(786)	37,407	18,596	786	19,382	56,789

(*)	After eliminating intra-Allianz Group transactions between segments.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

	Property-Casualty			Life/Health			Total
For the year ended 12/31/	Segment	Consolidation adjustments	Group(*)	Segment adjustments	Consolidation	Group(*)	Group(*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2003
Premiums written
Direct	40,675	—	40,675	20,002	—	20,002	60,677
Assumed	2,745	(711)	2,034	687	(11)	676	2,710

Subtotal	43,420	(711)	42,709	20,689	(11)	20,678	63,387
Ceded	(5,415)	11	(5,404)	(1,951)	711	(1,240)	(6,644)

Net	38,005	(700)	37,305	18,738	700	19,438	56,743

Premiums earned
Direct	40,111	—	40,111	19,967	1	19,968	60,079
Assumed	2,705	(712)	1,993	687	(11)	676	2,669

Subtotal	42,816	(712)	42,104	20,654	(10)	20,644	62,748
Ceded	(5,539)	11	(5,528)	(1,953)	711	(1,242)	(6,770)

Net	37,277	(701)	36,576	18,701	701	19,402	55,978

(*)	After eliminating intra-Allianz Group transactions between segments.

25    Interest and similar income

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Securities held-to-maturity	253	269	329
Securities available-for-sale(*)	9,986	9,010	9,288
Real estate used by third parties	1,018	974	986
Lending, money market transactions and loans	10,753	9,954	11,064
Leasing agreements	122	42	80
Other interest-bearing instruments	209	707	763

Total	22,341	20,956	22,510

(*)	During the year ended December 31, 2005, includes dividend income of €1,447 mn (2004: €1,310 mn; 2003: €1,336 mn).

Net interest margin from the Banking segment is comprised of the following:

For the years ended 12/31/	2005			2004			20 03
	Segment	Consolidation adjustments	Group(*)	Segment	Consolidation adjustments	Group(*)	Segment	Consolidation adjustments	Group(*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest and similar income	7,064	(36)	7,028	6,471	(30)	6,441	8,047	(46)	8,001
Interest expense	(4,942)	81	(4,861)	(4,179)	60	(4,119)	(5,284)	59	(5,225)

Net interest margin	2,122	45	2,167	2,292	30	2,322	2,763	13	2,776
Loan loss provisions	110	—	110	(344)	—	(344)	(1,014)	—	(1,014)

Net interest margin after loan loss provisions	2,232	45	2,277	1,948	30	1,978	1,749	13	1,762

(*)	After eliminating intra-Allianz Group transactions between segments.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

26    Income from investments in associated enterprises and joint ventures (net)

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Income
Current income	253	251	(28)
Reversal of impairments	—	9	5
Realized gains from investments in associated enterprises and joint ventures(1)	1,098	856	4,013

Subtotal	1,351	1,116	3,990

Expenses
Impairments	(50)	(59)	(237)
Realized losses from investments in associated enterprises and joint ventures(2)	(32)	(271)	(727)
Miscellaneous expenses	(12)	(9)	(12)

Subtotal	(94)	(339)	(976)

Total	1,257	777	3,014

(1)	During the year ended December 31, 2005, includes realized gains from the disposal of subsidiaries of €274 mn (2004: €171 mn; 2003: €780 mn).
(2)	During the year ended December 31, 2005, includes realized losses from the disposal of subsidiaries of €14 mn (2004: €220 mn; 2003: €515 mn).

27    Other income from investments

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Realized gains from investments
Securities available-for-sale	4,316	4,688	9,914
Real estate used by third parties	373	361	494
Other investments	—	—	12

Subtotal	4,689	5,049	10,420

Reversals of impairments from investments
Securities held-to-maturity	3	—	3
Securities available-for-sale	17	73	65
Real estate used by third parties	1	57	2

Subtotal	21	130	70

Total	4,710	5,179	10,490

28    Income from financial assets and liabilities carried at fair value through income (net)

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Income from financial assets and liabilities held for trading
Banking segment(*)	1,171	1,502	1,485
Property-Casualty and Life/Health segments(*)	(742)	63	(1,273)
Asset Management segment(*)	2	15	30
Subtotal	431	1,580	242
Income from financial assets and liabilities designated at fair value through income	728	78	277

Total	1,159	1,658	519

(*)	After eliminating intra-Allianz Group transactions between segments.

Income from financial assets and liabilities held for trading of the Banking segment(1) is comprised of the following:

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Trading in interest products	473	771	664
Trading in equity products	274	219	146
Foreign exchange/precious metals trading	222	149	358
Other trading activities(2)	202	363	317

Total	1,171	1,502	1,485

(1)	After eliminating intra-Allianz Group transactions between segments.
(2)	During the year ending December 31, 2005, other trading activities of the Banking segment includes expenses from the application of IAS 39 of €132 mn (2004: €331; 2003: €161 mn).

Income from financial assets and liabilities held for trading during the year ended December 31, 2005, includes expenses of €706 mn (2004: €286 mn; 2003: €1,359 mn) from derivative financial instruments used by the Property-Casualty and Life/Health segments for which hedge accounting is not applied. This includes expenses from derivative financial instruments embedded in exchangeable bonds of

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

€605 mn (2004: €11 mn; 2003: €249 mn), income from derivative financial instruments which economically hedge the exchangeable bonds, however which do not qualify for hedge accounting, of €265 mn (2004: €17 mn; 2003: €251 mn) and expenses from other derivative financial instruments of €366 mn (2004: €292 mn; 2003: €1,361 mn).

During the year ended December 31, 2003, equity exposure was substantially reduced through the use of derivatives and direct sales. Futures and put options on indexes were used for hedging purposes that did not meet the criteria for hedge accounting. The change in the fair value of the derivatives of this macro hedge are recognized as income from financial assets and liabilities held for trading in the Allianz Group’s consolidated income statement, while the corresponding changes in the fair value of the underlying equities were directly recognized in the Allianz Group’s consolidated shareholders’ equity. The changes in the fair value of the respective underlying equities were recognized in the Allianz Group’s consolidated income statement only at the time of their realization in the capital market. The use of derivatives for macro hedges that did not meet the criteria for hedge accounting resulted in a loss of €1,351 mn for year ending December 31, 2003.

29    Fee and commission income, and income from service activities

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Banking segment(1)	2,965	2,804	2,705
Asset Management segment(1)	3,650	3,015	2,815
Other segments(1), (2)	1,695	1,004	540

Total	8,310	6,823	6,060

(1)	After eliminating intra-Allianz Group transactions between segments.
(2)	During the year ended December 31, 2005, includes fee revenue from Four Seasons Health Care Ltd., Wilmslow and BetterCare Group Limited, Kingston upon Thames of €572 mn (2004: €163 mn).

Net fee and commission income from the Banking segment

	2005			2004			2003
For the years ended 12/31/	Segment	Consolidation adjustments	Group(*)	Segment	Consolidation adjustments	Group(*)	Segment	Consolidation adjustments	Group(*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Fee and commission income	3,278	(313)	2,965	3,085	(281)	2,804	2,956	(251)	2,705
Fee and commission expenses	(512)	24	(488)	(492)	27	(465)	(506)	43	(463)

Net fee and commission income	2,766	(289)	2,477	2,593	(254)	2,339	2,450	(208)	2,242

(*)	After eliminating intra-Allianz Group transactions between segments.

Net fee and commission income from the Allianz Group’s Banking segment(*), by type of business, is comprised of the following:

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Securities business	1,074	951	1,027
Payment transactions	357	375	372
Mergers and acquisitions advisory	219	155	110
Underwriting business (new issues)	101	95	104
Foreign commercial business	62	63	64
Other	664	700	565

Net fee and commission income	2,477	2,339	2,242

(*)	After eliminating intra-Allianz Group transactions between segments.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Net fee and commission income from the Asset Management segment(*)

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Fee and commission income	3,650	3,015	2,815
Fee and commission expenses	(755)	(614)	(520)

Net fee and commission income	2,895	2,401	2,295

(*)	After eliminating intra-Allianz Group transactions between segments.

Net fee and commission income from the Allianz Group’s Asset Management segment(*), by type of business, is comprised of the following:

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Management fees	1,505	1,256	1,128
Advisory fees	1,344	1,139	1,073
Other	46	6	94

Net fee and commission income	2,895	2,401	2,295

(*)	After eliminating intra-Allianz Group transactions between segments.

30    Other income

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Foreign currency transaction gains	417	481	1,010
Fees	443	540	729
Release of miscellaneous accrued liabilities	350	202	433
Income from reinsurance business	140	214	254
Gains from the disposal of real estate used for own activities and equipment	46	199	29
Income from other assets	28	199	73
Other	758	698	1,275

Total	2,182	2,533	3,803

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

31    Insurance and investment contract benefits (net)

PROPERTY-CASUALTY

	2005			2004			2003
For the years ended 12/31/	Segment	Consolidation adjustments	Group(*)	Segment	Consolidation adjustments	Group(*)	Segment	Consolidation adjustments	Group(*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
GROSS
Claims
Claims paid	(26,294)	268	(26,026)	(27,321)	668	(26,653)	(29,718)	670	(29,048)
Change in loss reserves	(2,420)	(3)	(2,423)	(722)	6	(716)	423	6	429

Subtotal	(28,714)	265	(28,449)	(28,043)	674	(27,369)	(29,295)	676	(28,619)
Change in other reserves
Aggregate policy reserves	(190)	(45)	(235)	(436)	169	(267)	(292)	53	(239)
Other	(13)	(1)	(14)	(52)	3	(49)	(76)	1	(75)

Subtotal	(203)	(46)	(249)	(488)	172	(316)	(368)	54	(314)
Expenses for premium refunds	(520)	1	(519)	(576)	1	(575)	(198)	1	(197)

Total	(29,437)	220	(29,217)	(29,107)	847	(28,260)	(29,861)	731	(29,130)

CEDED REINSURANCE
Claims
Claims paid	3,482	(5)	3,477	3,467	(6)	3,461	4,038	(5)	4,033
Change in loss reserves	(287)	7	(280)	(1,291)	2	(1,289)	(1,402)	(3)	(1,405)

Subtotal	3,195	2	3,197	2,176	(4)	2,172	2,636	(8)	2,628
Change in other reserves
Aggregate policy reserves	1	—	1	17	—	17	38	—	38
Other	(6)	—	(6)	1	—	1	4	—	4

Subtotal	(5)	—	(5)	18	—	18	42	—	42
Expenses for premium refunds	39	—	39	42	—	42	3	—	3

Total	3,229	2	3,231	2,236	(4)	2,232	2,681	(8)	2,673

NET
Claims
Claims paid	(22,812)	263	(22,549)	(23,854)	662	(23,192)	(25,680)	665	(25,015)
Change in loss reserves	(2,707)	4	(2,703)	(2,013)	8	(2,005)	(979)	3	(976)

Subtotal	(25,519)	267	(25,252)	(25,867)	670	(25,197)	(26,659)	668	(25,991)
Change in other reserves
Aggregate policy reserves	(189)	(45)	(234)	(419)	169	(250)	(254)	53	(201)
Other	(19)	(1)	(20)	(51)	3	(48)	(72)	1	(71)

Subtotal	(208)	(46)	(254)	(470)	172	(298)	(326)	54	(272)
Expenses for premium refunds	(481)	1	(480)	(534)	1	(533)	(195)	1	(194)

Total	(26,208)	222	(25,986)	(26,871)	843	(26,028)	(27,180)	723	(26,457)

(*)	After eliminating intra-Allianz Group transactions between segments.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

LIFE/HEALTH

For the years ended 12/31/	2005			2004			2003
	Segment	Consolidation adjustments	Group(*)	Segment	Consolidation adjustments	Group(*)	Segment	Consolidation adjustments	Group(*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
GROSS
Benefits paid	(18,134)	5	(18,129)	(18,424)	6	(18,418)	(18,358)	5	(18,353)
Change in reserves
Aggregate policy reserves	(5,146)	—	(5,146)	(4,224)	—	(4,224)	(5,219)	—	(5,219)
Other	(84)	(7)	(91)	(144)	(2)	(146)	(379)	3	(376)

Subtotal	(23,364)	(2)	(23,366)	(22,792)	4	(22,788)	(23,956)	8	(23,948)
Expenses for premium refunds	(5,410)	(26)	(5,436)	(4,524)	6	(4,518)	(3,170)	146	(3,024)

Total	(28,774)	(28)	(28,802)	(27,316)	10	(27,306)	(27,126)	154	(26,972)

CEDED REINSURANCE
Benefits paid	1,086	(268)	818	1,701	(668)	1,033	1,938	(670)	1,268
Change in reserves
Aggregate policy reserves	88	45	133	219	(169)	50	(86)	(54)	(140)
Other	19	4	23	(8)	(9)	(17)	51	(6)	45

Subtotal	1,193	(219)	974	1,912	(846)	1,066	1,903	(730)	1,173
Expenses for premium refunds	18	(1)	17	14	(1)	13	17	(1)	16

Total	1,211	(220)	991	1,926	(847)	1,079	1,920	(731)	1,189

NET
Benefits paid	(17,048)	(263)	(17,311)	(16,723)	(662)	(17,385)	(16,420)	(665)	(17,085)
Change in reserves
Aggregate policy reserves	(5,058)	45	(5,013)	(4,005)	(169)	(4,174)	(5,305)	(54)	(5,359)
Other	(65)	(3)	(68)	(152)	(11)	(163)	(328)	(3)	(331)

Subtotal	(22,171)	(221)	(22,392)	(20,880)	(842)	(21,722)	(22,053)	(722)	(22,775)
Expenses for premium refunds	(5,392)	(27)	(5,419)	(4,510)	5	(4,505)	(3,153)	145	(3,008)

Total	(27,563)	(248)	(27,811)	(25,390)	(837)	(26,227)	(25,206)	(577)	(25,783)

(*)	After eliminating intra-Allianz Group transactions between segments.

32    Interest and similar expenses

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Deposits	(2,719)	(2,085)	(2,859)
Certificated liabilities	(1,570)	(1,385)	(1,764)

Subtotal	(4,289)	(3,470)	(4,623)
Other interest expenses	(2,081)	(2,233)	(2,248)

Total	(6,370)	(5,703)	(6,871)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

33    Other expenses from investments

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Realized losses from investments
Securities held-to-maturity	—	(1)	(3)
Securities available-for-sale	(898)	(890)	(2,898)
Real estate used by third parties	(23)	(52)	(102)
Other investment securities	—	—	(2)

Subtotal	(921)	(943)	(3,005)

Impairments from investments
Securities held-to-maturity	(2)	(4)	(10)
Securities available-for-sale	(263)	(814)	(4,136)
Real estate used by third parties	(240)	(653)	(30)
Other investment securities	—	—	(4)

Subtotal	(505)	(1,471)	(4,180)

Depreciation on real estate used by third parties	(253)	(258)	(267)

Total	(1,679)	(2,672)	(7,452)

34    Loan loss provisions

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Additions to allowances including direct impairments	(774)	(1,439)	(2,200)
Amounts released	782	973	1,103
Recoveries on loans previously impaired	101	112	70

Total	109	(354)	(1,027)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

35    Acquisition costs and administrative expenses

	2005			2004			2003
For the years ended 12/31/	Segment	Consolidation adjustments	Group(1)	Segment	Consolidation adjustments	Group(1)	Segment	Consolidation adjustments	Group(1)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
PROPERTY–CASUALTY
Acquisition costs
Payments	(6,805)	—	(6,805)	(6,813)	—	(6,813)	(6,676)	—	(6,676)
Commissions and profit received on reinsurance business ceded	881	(1)	880	864	(3)	861	920	(2)	918
Change in deferred acquisition costs	153	—	153	168	31	199	247	(42)	205

Total acquisition costs	(5,771)	(1)	(5,772)	(5,781)	28	(5,753)	(5,509)	(44)	(5,553)
Administrative expenses	(3,794)	37	(3,757)	(3,849)	42	(3,807)	(4,002)	95	(3,907)

Underwriting costs (net)	(9,565)	36	(9,529)	(9,630)	70	(9,560)	(9,511)	51	(9,460)
Expenses for management of investments	(485)	27	(458)	(374)	27	(347)	(461)	28	(433)
Expenses from service agreements(2)	(1,275)	16	(1,259)	(730)	6	(724)	(304)	6	(298)

Subtotal	(11,325)	79	(11,246)	(10,734)	103	(10,631)	(10,276)	85	(10,191)

LIFE/HEALTH
Acquisition costs
Payments	(3,821)	—	(3,821)	(4,413)	—	(4,413)	(3,900)	—	(3,900)
Commissions and profit received on reinsurance business ceded	146	(37)	109	241	(73)	168	247	(52)	195
Change in deferred acquisition costs	1,317	—	1,317	1,537	—	1,537	1,768	—	1,768

Total acquisition costs	(2,358)	(37)	(2,395)	(2,635)	(73)	(2,708)	(1,885)	(52)	(1,937)
Administrative expenses	(1,426)	1	(1,425)	(1,270)	3	(1,267)	(1,307)	2	(1,305)

Underwriting costs (net)	(3,784)	(36)	(3,820)	(3,905)	(70)	(3,975)	(3,192)	(50)	(3,242)
Expenses for management of investments	(511)	151	(360)	(494)	125	(369)	(521)	107	(414)
Expenses from service agreements	(137)	31	(106)	(134)	63	(71)	(225)	49	(176)

Subtotal	(4,432)	146	(4,286)	(4,533)	118	(4,415)	(3,938)	106	(3,832)

(1)	After eliminating intra–Allianz Group transactions between segments.
(2)	During the year ended December 31, 2005, includes expenses from Four Seasons Health Care Ltd., Wilmslow and BetterCare Group Limited, Kingston upon Thames of €476 mn (2004: €141 mn).

	2005			2004			2003
For the years ended 12/31/	Segment	Consolidation adjustments	Group(*)	Segment	Consolidation adjustments	Group(*)	Segment	Consolidation adjustments	Group(*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
BANKING
Personnel expenses	(3,323)	—	(3,323)	(3,325)	—	(3,325)	(3,637)	1	(3,636)
Operating expenses	(2,177)	39	(2,138)	(2,191)	57	(2,134)	(2,449)	33	(2,416)
Fee and commission expenses	(512)	24	(488)	(492)	27	(465)	(506)	43	(463)

Subtotal	(6,012)	63	(5,949)	(6,008)	84	(5,924)	(6,592)	77	(6,515)

ASSET MANAGEMENT
Personnel expenses	(1,679)	—	(1,679)	(1,459)	—	(1,459)	(1,495)	—	(1,495)
Operating expenses	(546)	14	(532)	(353)	16	(337)	(381)	17	(364)
Fee and commission expenses	(1,110)	355	(755)	(918)	304	(614)	(756)	236	(520)
Subtotal	(3,335)	369	(2,966)	(2,730)	320	(2,410)	(2,632)	253	(2,379)

Total	(25,104)	657	(24,447)	(24,005)	625	(23,380)	(23,438)	521	(22,917)

(*)	After eliminating intra-Allianz Group transactions between segments.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Acquisition costs and administrative expenses in the insurance segments include the personnel and operating expenses allocated to the functional areas acquisition of insurance policies, administration of insurance policies and management of investments. Other personnel and operating expenses are reported under insurance and investment contract benefits (claims settlement expenses) and other expenses.

All personnel and operating expenses in banking business are reported under acquisition costs and administrative expenses.

36    Other expenses

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Overhead expenses	(837)	(1,027)	(1,129)
Restructuring charges	(100)	(347)	(942)
Foreign currency transaction losses	(618)	(336)	(676)
Expense of transferring or increasing miscellaneous or accrued liabilities	(580)	(390)	(671)
Bad debts	(116)	(123)	—
Expenses for service activities	—	—	(53)
Fees	(192)	(219)	(388)
Expenses resulting from reinsurance business	(28)	(33)	(38)
Amortization and impairments of intangible assets	(112)	(141)	(261)
Direct charge to policy reserve	(91)	(95)	(171)
Amortization of capitalized loyalty bonuses to senior management of PIMCO Group	(25)	(125)	(137)
Fire protection tax	(115)	(113)	(118)
Interest on accumulated policy-holder dividends	(95)	(103)	(108)
Expenses for assistance to victims under joint and several liability and road casualties	(100)	(101)	(97)
Other	(633)	(938)	(1,799)

Total	(3,642)	(4,091)	(6,588)

37    Taxes

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Current taxes
Germany	(1,020)	(373)	(660)
Other countries	(1,025)	(930)	(850)

Subtotal	(2,045)	(1,303)	(1,510)

Deferred taxes
Germany	408	(32)	1,260
Other countries	(425)	(274)	56

Subtotal	(17)	(306)	1,316

Total income taxes	(2,062)	(1,609)	(194)
Other taxes	(52)	(53)	(55)

Total	(2,114)	(1,662)	(249)

During the year ended December 31, current income tax expense included a charge of €44 mn (2004: €17 mn; 2003: €531 mn) related to prior periods. The dividend distribution proposed for the year ended December 31, 2005 is expected to reduce corporate taxes for the year ended December 31, 2006 by €33 mn. Due to the “moratorium” introduced by the “bill on the reduction of tax privileges”, the dividend distribution proposed for the years ended December 31, 2004 and 2003 did not lead to a reduction of corporate taxes.

Of the deferred tax charge for the year ended December 31, 2005, income of €468 mn (2004: €2 mn; 2003: €141 mn) are attributable to the recognition of deferred taxes on temporary differences and expense of €492 mn (2004: €342 mn; 2003: income €1,137 mn) are attributable to tax losses carried forward. The change of applicable tax rates due to changes in tax law produced deferred tax income of €7 mn (2004: €34 mn; 2003: €28 mn). Deferred tax charge included in shareholders’ equity during the year ended December 31, 2005 amounted to €101 mn (2004: €578 mn; 2003: €169 mn).

The recognized income tax charge for the year ended December 31, 2005 is €278 mn lower than the expected income tax charge (2004: higher than expected by €131 mn; 2003: lower than expected by €975 mn). The following table shows the reconciliation of the expected income tax charge of the Allianz Group with the effectively recognized tax

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

charge. The Allianz Group’s reconciliation is a summary of the individual company-related reconciliations, which are based on the respective country-specific tax rates after consolidation effects with impact on group result are taken into account. The tax rate for domestic Allianz Group subsidiaries applied in the reconciliation includes corporate tax and the solidarity surcharge and amounts to 26.38% (2004: 26.38%; 2003: 27.96%).

The effective tax rate is determined on the basis of the effective income tax charge, on earnings from ordinary activities (before income tax and before minority interests), net of other taxes.

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Earnings from ordinary activities before income taxes
Germany	1,780	1,157	1,433
Other countries	6,048	3,886	2,378

Total	7,828	5,043	3,811

Expected income tax rate in %	29.9	29.3	30.7

Expected income tax charge	2,340	1,478	1,170
Municipal trade tax and similar taxes	280	227	(226)
Net tax exempt income	(503)	(426)	(1,746)
Amortization of goodwill	—	296	437
Effects of tax losses	(73)	(68)	(222)
Effects of German tax law changes	—	—	758
Other tax settlements	18	102	23

Effective income tax charge	2,062	1,609	194

Effective tax rate in %	26.3	31.9	5.1

During the year ended December 31, 2005, a deferred tax charge of €4 mn (2004: €129 mn; 2003: €0 mn) was recognized due to a devaluation of deferred tax assets on tax losses carried forward. Due to the use of tax losses carried forward for which no deferred tax asset was recognized, the current income tax charge diminished by €64 mn (2004: €193 mn; 2003: €33 mn). The recognition of deferred tax assets on losses carried forward from earlier periods, for which no deferred taxes had yet been recognized or which had been devalued resulted in a deferred tax income of €39 mn (2004: €87 mn; 2003: €443 mn). The non-recognition of deferred taxes on tax losses for the current fiscal year increased tax charges by €26 mn (2004: €83 mn; 2003: €254 mn). The above mentioned effects are shown in the reconciliation statement as “effects of tax losses”.

The effect of changes in German tax law of €758 mn recorded in 2003 was the result of a law passed in December 2003 abolishing the tax-exempt status of dividends and gains from the sale of interests in corporations for life and health insurance companies. In addition, the taxation regarding investment funds had been changed.

The tax rates used in the calculation of the Allianz Group deferred taxes are the applicable national rates, which in 2005 ranged from 12.5% to 46.1%. Changes to tax rates already adopted on December 31, 2005, are taken into account.

Tax deferrals are recognized if a future reversal of the difference is expected. Deferred taxes on losses carried forward are recognized as an asset to the extent sufficient future taxable profits are available for realization.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Deferred tax assets and liabilities

As of 12/31/	2005	2004
	€ mn	€ mn
Deferred tax assets
Intangible assets	370	308
Investments	1,555	1,673
Trading assets	332	186
Deferred acquisition costs	187	254
Tax losses carried forward	5,850	6,172
Other assets	1,308	1,637
Insurance reserves	3,929	3,128
Pensions and similar reserves	351	291
Other liabilities	1,546	1,325

Total deferred tax assets	15,428	14,974

Valuation allowance for deferred tax assets on tax losses carried forward	(832)	(835)

Net deferred tax assets	14,596	14,139

Deferred tax liabilities
Intangible assets	805	630
Investments	4,930	4,389
Trading assets	900	990
Deferred acquisition costs	3,207	2,622
Other assets	440	933
Insurance reserves	2,402	2,539
Pensions and similar reserves	146	72
Other liabilities	1,791	2,175

Total deferred tax liabilities	14,621	14,350

Net deferred tax (liabilities)/assets	(25)	(211)

Tax losses carried forward

Tax losses carried forward at December 31, 2005 of €15,740 mn (2004: €16,566 mn) result in recognition of deferred tax assets to the extent there is sufficient certainty that the unused tax losses will be utilized. €10,886 mn (2004: €11,097 mn) of the tax losses carried forward can be utilized without time limitation. The Allianz Group believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize its deferred tax assets.

Tax losses carried forward are scheduled according to their expiry periods as follows:

For the years ending 12/31/	€ mn
2006	248
2007	203
2008	140
2009	287
2010	87
2011	73
2012	39
2013	—
2014	—
2015	—
>10 years	3,777
Unrestricted	10,886

Total	15,740

Allianz Life of North America Company (ALONA) has been under audit by the Internal Revenue Service (IRS) for the years ended December 31, 1991 through 1997. During the fourth quarter of 2004, ALONA and the IRS agreed on a proposed settlement of all open issues for those years. The agreement has been approved by the Joint Committee on Taxation and resulted in a tax refund.

Other Information

38    Supplementary information on the Banking segment(*)

Volume of foreign currency exposure from the Banking segment

The amounts reported constitute aggregate Euro equivalents of a wide variety of currencies outside the European Monetary Union (“EMU”). Any differences between assets and liabilities are a result of differing valuation principles. Loans and advances to banks, loans and advances to customers, liabilities to banks and liabilities to customers are reported at amortized cost, while all derivative transactions are accounted for at fair value.

(*)	After eliminating intra-Allianz Group transactions between segments.

As of 12/31/	USD	GBP	Other	Total 2005	Total 2004
	€ mn	€ mn	€ mn	€ mn	€ mn
Balance sheet items
Assets	141,727	43,957	34,861	220,545	181,904
Liabilities	127,035	45,494	32,664	205,193	186,528

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Structure of residual terms for the Banking segment

The following presents loans and advances and liabilities in the Allianz Group’s Banking segment according to their final maturity or call dates.

	Maturity at 12/31/2005
	Total	Up to 3 months	> 3 months to 1 year	> 1 year to 5 years	More than 5 years
	€ mn	€ mn	€ mn	€ mn	€ mn
Assets
Loans and advances to banks	85,930	73,931	8,050	2,957	992
Loans and advances to customers(1)	163,676	85,818	14,402	29,650	33,806

Total	249,606	159,749	22,452	32,607	34,798

Liabilities
Participation certificates and subordinated liabilities	7,404	32	947	2,964	3,461
Term liabilities to banks(2)	126,534	105,387	12,367	4,426	4,354
Liabilities to customers(2)
Savings deposits and home-loan savings deposits	5,357	1,702	3,523	109	23
Other term liabilities to customers	94,764	84,948	2,383	2,576	4,857
Certificated liabilities	50,549	18,507	11,963	15,517	4,562

Total	284,608	210,576	31,183	25,592	17,257

(1)	Loans and advances to customers with a residual term of up to 3 months include €5,295 mn of undated claims. These claims include credit lines available until further notice, overdraft facilities, called or overdue loans, unauthorized overdrafts, call money and internal account balances.
(2)	Excluding balances payable on demand.

Trustee business in the Banking segment

The following presents trustee business within the Allianz Group’s Banking segment not recorded in the balance sheet as of December 31:

As of 12/31/	2005	2004
	€ mn	€ mn
Loans and advances to banks	2,997	3,920
Loans and advances to customers	1,405	1,889
Investments	855	950

Total assets(*)	5,257	6,759

Liabilities to banks	1,035	1,044
Liabilities to customers	4,222	5,715

Total liabilities	5,257	6,759

(*)	Including €3,420 mn (2004: €5,016 mn) of trustee loans.

Other banking information

As of December 31, 2005, the Allianz Group had deposits that have been reclassified as loan balances of €6,131 mn (2004: €8,555 mn) and deposits with related parties of €2,297 mn (2004: €2,441 mn). The Allianz Group received no deposits on terms other than those available in the normal course of banking operations. An amount of €132 mn (2004: €196 mn) eligible for refinancing with the central bank is held in cash funds.

The aggregate amount of certificates of deposit and other time deposits in the amount of €100,000 or more issued by the Allianz Group’s German offices at December 31, 2005 was €67,239 mn, including banks and customers (2004: €77,498 mn).

The aggregate amount of certificates of deposit and other time deposits in the amount of €100,000 or more issued by the Allianz Group’s non-German offices at December 31, 2005 was €24,528 mn, including banks and customers (2004: €26,505 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

39    Derivative financial instruments

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

Derivatives used by individual subsidiaries in the Allianz Group comply with the relevant supervisory regulations and the Allianz Group’s own internal guidelines. The Allianz Group’s investment and monitoring rules exceed regulations imposed by supervisory authorities. In addition to local management supervision, comprehensive financial and risk management systems are in force across the Allianz Group. Risk management is an integral part of the Allianz Group’s controlling process that includes identifying, measuring, aggregating and managing risks. Risk management objectives are implemented at both the Allianz Group level and by the local operational units. The use of derivatives is one key strategy used by the Allianz Group to manage its market and investment risks.

Insurance subsidiaries in the Allianz Group use derivatives to manage the risk exposures in their investment portfolios based on general thresholds and targets. The most important purpose of these instruments is hedging against adverse market movements for selected securities or for parts of a portfolio. Specifically, the Allianz Group selectively uses derivative financial instruments such as swaps, options and forwards to hedge against changes in prices or interest rates in their investment portfolio.

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

The counterparty settlement risk is virtually excluded in the case of exchange-traded products, as these are standardized products. By contrast, over-the-counter (“OTC”) products, which are individually traded contracts, carry a theoretical credit risk amounting to the replacement value. The Allianz Group therefore closely monitors the credit rating of counterparties for OTC derivatives. In the derivatives portfolios of the Allianz Group’s banking operations 96% of the positive replacement values, which are essential for assessing counterparty risk, involve counter-parties with “investment grade” ratings. To reduce the counterparty risk from trading activities, so-called cross-product netting master agreements with the business partners are established. In the case of a defaulting counterparty, netting makes it possible to offset claims and liabilities not yet due.

The following tables show the distribution of derivative positions on the Allianz Group’s consolidated balance sheet date between its insurance segments and Banking and Asset Management segments.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Property-Casualty and Life/Health Segments

	Maturity by notional amount			2005			2004
As of 12/31/	Up to 1 year	1–5 years	Over 5 years	Notional principal amounts	Positive fair values	Negative fair values	Notional principal amounts	Positive fair values	Negative fair values
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest rate contracts, consisting of
OTC
Forwards	4,826	1,850	100	6,776	110	(10)	—	—	—
Swaps	66	7,670	1,907	9,643	212	(95)	5,467	143	(113)
Swaptions	—	56	700	756	12	(5)	506	18	(2)
Caps	—	7,265	7,142	14,407	—	(102)	14,008	1	(87)
Futures	—	—	—	—	—	—	50	—	—
Options	—	—	—	—	—	—	247	4	—
Exchange traded
Futures	1,357	4	—	1,361	2	(2)	16	1	—
Options	1,084	—	—	1,084	2	—	20	—	—

Subtotal	7,333	16,845	9,849	34,027	338	(214)	20,314	167	(202)

Equity index contracts, consisting of
OTC
Forwards	4,262	55	—	4,317	200	(599)	649	30	(18)
Swaps	298	—	10	308	3	—	912	—	(1)
Options	19,681	3,134	23,887	46,702	1,190	(3,341)	28,070	525	(2,092)
Exchange traded
Futures	4,923	—	—	4,923	4	(28)	475	5	(2)
Options	1,942	—	—	1,942	2	(248)	4,469	5	(33)
Forwards	—	1,262	—	1,262	—	(409)	—	—	—
Warrants	1	1	—	2	1	—	20	48	—

Subtotal	31,107	4,452	23,897	59,456	1,400	(4,625)	34,595	613	(2,146)

Foreign exchange contracts, consisting of
OTC
Forwards	1,048	—	—	1,048	9	(8)	1,565	22	(15)
Swaps	32	328	52	412	35	(2)	1,110	175	—
Options	—	—	—	—	—	—	22	1	—

Subtotal	1,080	328	52	1,460	44	(10)	2,697	198	(15)

Credit contracts, consisting of
OTC
Options	—	—	—	—	—	—	5	—	—
Swaps	40	712	244	996	4	(3)	365	5	(1)

Subtotal	40	712	244	996	4	(3)	370	5	(1)

Total	39,560	22,337	34,042	95,939	1,786	(4,852)	57,976	983	(2,364)

As of December 31, 2005, included in equity index option contracts are equity indexed annuities with negative fair values of €2,841 mn (2004: €2,039 mn) and guaranteed minimum income benefits/guaranteed minimum death benefits with a negative fair value of €6 mn (2004: positive fair value of €37 mn).

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Banking and Asset Management Segments

	Maturity by notional amount			2005			2004
As of 12/31/	Up to 1 year	1–5 years	Over 5 years	Notional principal amounts	Positive fair values	Negative fair values	Notional principal amounts	Positive fair values	Negative fair values
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest rate contracts, consisting of
OTC
Forwards	103,503	14,262	—	117,765	40	(33)	105,788	25	(31)
Swaps	1,064,497	1,075,914	1,095,548	3,235,959	58,931	(56,849)	2,507,529	47,217	(45,823)
Swaptions	25,821	34,080	35,452	95,353	1,094	(2,768)	83,238	720	(1,708)
Caps	8,478	38,206	11,682	58,366	141	(112)	50,457	84	(73)
Floors	7,311	17,476	6,134	30,921	404	(264)	53,141	469	(313)
Options	335	648	598	1,581	57	(62)	998	21	(10)
Other	8,817	205	996	10,018	64	(82)	13,726	2	(89)
Exchange traded
Futures	165,853	19,435	—	185,288	105	(125)	120,578	64	(25)
Options	42,985	—	—	42,985	692	(262)	28,846	2	(9)

Subtotal	1,427,600	1,200,226	1,150,410	3,778,236	61,528	(60,557)	2,964,301	48,604	(48,081)

Equity index contracts, consisting of
OTC
Swaps	13,995	4,139	2,371	20,505	642	(723)	10,981	543	(686)
Options	102,012	112,561	5,713	220,286	9,061	(9,429)	273,872	3,647	(4,220)
Forwards	70	—	—	70	—	(34)	55	—	(1)
Warrants	—	—	—	—	—	—	20	1	—
Other	18	1,041	18	1,077	4	(11)	66	5	(8)
Exchange traded
Futures	10,659	—	—	10,659	1	(38)	8,970	8	(33)
Options	40,333	35,172	5,610	81,115	3,185	(3,063)	62,733	1,734	(1,749)

Subtotal	167,087	152,913	13,712	333,712	12,893	(13,298)	356,697	5,938	(6,697)

Foreign exchange contracts, consisting of
OTC
Forwards	392,823	11,966	5,777	410,566	4,805	(4,976)	405,858	7,312	(8,047)
Swaps	14,646	49,490	18,852	82,988	2,888	(2,634)	74,158	5,020	(4,501)
Options	124,954	18,441	4,788	148,183	1,340	(1,637)	165,118	3,837	(4,345)
Other	590	—	—	590	1	—	—	—	—
Exchange traded
Futures	2,264	123	—	2,387	4	(5)	1,624	17	(10)
Options	297	—	—	297	10	(2)	—	—	—

Subtotal	535,574	80,020	29,417	645,011	9,048	(9,254)	646,758	16,186	(16,903)

Credit contracts, consisting of
OTC
Credit default swaps	34,905	373,993	74,450	483,348	3,108	(2,711)	260,063	1,690	(1,523)
Total return swaps	6,479	3,523	3,651	13,653	769	(1,249)	7,686	747	(1,318)

Subtotal	41,384	377,516	78,101	497,001	3,877	(3,960)	267,749	2,437	(2,841)

Other contracts, consisting of
OTC
Precious metals	6,151	2,695	2	8,848	503	(338)	5,594	234	(196)
Other	926	1,260	20	2,206	48	(34)	3,884	26	(24)
Exchange traded
Futures	1,317	—	—	1,317	8	—	639	—	—
Options	16	—	—	16	1	—	75	1	—

Subtotal	8,410	3,955	22	12,387	560	(372)	10,192	261	(220)

Total	2,180,055	1,814,630	1,271,662	5,266,347	87,906	(87,441)	4,245,697	73,426	(74,742)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The primary derivative financial instruments used include interest rate derivatives, in particular interest rate swaps which are primarily entered into during the course of trading activities by our banking subsidiaries.

The Allianz Group principally uses fair value hedging. Important hedging instruments used by the Banking segment are interest rate swaps and forwards and currency swaps and forwards. Hedging instruments may be implemented for individual transactions (micro hedge) or for a portfolio of similar assets or liabilities (portfolio hedge).

The interest rate swaps used by the Banking segment in fair value hedges of the interest rate risk of certificated and subordinated liabilities had a total net fair value as of December 31, 2005 of €507 mn (2004: €707 mn). Thereof, interest rate swaps with a positive fair value of €537 mn (2004: €744 mn) are recorded in the Allianz Group’s consolidated balance sheet in other assets, and interest rate swaps with a negative fair value of €30 mn (2004: €37 mn) are recorded in other liabilities. During the year ended December 31, 2005, the fair value of the interest rate swaps increased by €43 mn (2004: decrease €5 mn), whereas the certificated and subordinated liabilities hedged decreased in fair value by €24 mn (2004: increase €13 mn), resulting in a net ineffectiveness of the hedge of €19 mn (2004: €8 mn) that is recognized in the Allianz Group’s consolidated income statement as interest and similar income. For detailed information about certificated and subordinated liabilities, see Note 15 and Note 19, respectively.

The derivative financial instruments used for all fair value hedges of the Allianz Group had a total negative fair value as of December 31, 2005 of €102 mn (2004: €282 mn). Ineffectiveness in fair value hedge transactions led to a net realized gain of €2 mn (2004: loss of €10 mn) and was classified consistently with the respective hedged item; €1 mn (2004: €1 mn) was excluded from the assessment of hedge effectiveness.

During the year ended December 31, 2005, cash flow hedges were used to hedge variable cash flows exposed to interest rate fluctuations. As of December, 31, 2005 the interest rate swaps utilized had a negative fair value of €68 mn (2004: €4 mn) other reserves in shareholders’ equity increased by €3 mn (2004: €0.3 mn). Ineffectiveness of the cash flow hedges led to net realized losses of €5 mn (2004: €0.5 mn) in 2004.

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

Derivative Financial Instruments Indexed to Allianz Group’s shares

The Allianz Group enters into various types of contracts indexed to Allianz Group shares with third-parties, mainly as a hedge of Allianz Group’s future obligations under its share based compensation plans. Further, the Allianz Group issued an equity linked loan indexed to Allianz AG’s share, for which an embedded derivative has been bifurcated. In addition, in connection with various banking products offered by the Dresdner Bank Group, the Dresdner Bank Group has entered into various types of option contracts indexed to Allianz AG shares and AGF shares.

These contracts that are cash settled are accounted for as financial assets and liabilities held for trading. The contracts that are equity settled are accounted for as equity transactions, with the exception of written put options. The Allianz Group records a liability for the present value of its obligation to purchase the share with an offset to shareholders’ equity.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table summarizes these option positions:

	Total shares	Maturity			Settlement		Fair Value		Weighted average strike price
As of 12/31/2005		Up to 1 year	1–5 years	More than 5 years	of which cash settled	of which share settled	of which cash settled	of which share settled
							€ mn	€ mn	€
Derivatives on Allianz AG shares
Allianz AG activities
Long call options/warrants	22,518,424	217,704	21,300,720	1,000,000	22,518,424	—	487	—	102
Forward purchase contracts	4,574,891	4,574,891	—	—	4,574,891	—	154	—	95
Equity linked loan	10,700,000	10,700,000	—	—	10,700,000	—	(243)	—	105
Banking activities
Long call options	24,357,414	12,601,414	11,756,000	—	6,148,170	18,209,244	188	447	112
Long put options	18,495,959	10,426,854	8,069,105	—	4,240,775	14,255,184	38	115	114
Short call options/warrants	23,326,959	11,970,876	11,356,083	—	5,506,227	17,820,732	(127)	(335)	122
Short put options	18,307,643	10,765,911	7,541,732	—	4,627,880	13,679,763	(18)	(63)	97
Derivatives on AGF shares
Banking activities
Long call options	540,000	40,000	500,000	—	540,000	—	4	—	89
Long put options	3,000	3,000	—	—	3,000	—	—	—	83
Short call options	599,154	75,000	524,154	—	524,154	75,000	(16)	(3)	6

40    Fair value

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

Investments (including financial assets and liabilities held for trading and financial assets and liabilities designated at fair value through income) The fair value of debt securities is based on market prices, provided these are available. If debt securities are not actively traded, their fair value is determined on the basis of valuations by independent data suppliers. The fair value of equity securities is based on their stock-market prices. The carrying amount and the fair value for debt securities and equity securities do not include the fair value of derivative contracts used to hedge the related debt and equity securities.

The fair value of derivative financial instruments is derived from the value of the underlying assets and other market parameters. Exchange-traded derivative financial instruments are valued using the fair-value method and based on publicly quoted market prices. Valuation models established in financial markets (such as present value models or option pricing models) are used to value OTC-traded derivatives. In addition to interest rate curves and volatilities, these models also take into account market and counterparty risks. Fair value represents the capital required to settle in full all the future rights and obligations arising from the financial contract.

Loans and advances to banks and customers The fair value of loans is calculated using the discounted cash flow method. This method uses the effective yield of similar debt instruments. Where there is doubt regarding the repayment of the loan, the anticipated cash flows are discounted using a reasonable discount rate and include a charge for an element of uncertainty in cash flows.

Financial assets and liabilities for unit linked contracts The fair values of financial assets for unit

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

linked contracts were determined using the market value of the underlying investments. Fair values of financial liabilities for unit linked contracts are equal to the fair value of the financial assets for unit linked contracts.

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

The following table presents the carrying amount and estimated fair value of the Allianz Group’s financial instruments:

	2005		2004
As of 12/31/	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	€ mn	€ mn	€ mn	€ mn
Financial assets
Securities held-to-maturity	4,826	5,102	5,179	5,387
Securities available-for-sale	266,953	266,953	230,919	230,919
Cash and cash equivalents	31,647	31,647	15,628	15,628
Loans and advances to banks and customers	336,808	338,407	377,223	383,244
Financial assets held for trading	166,184	166,184	194,439	194,439
Financial assets for unit linked contracts	54,661	54,661	41,409	41,409
Financial assets designated at fair value through income	14,162	14,162	4,726	4,726
Derivative financial instruments included in other assets	839	839	969	969

Financial liabilities
Investment contracts with policyholders	88,884	91,092	59,625	57,327
Liabilities to banks and customers	310,316	310,591	348,484	348,411
Certificated liabilities, participation certificates and subordinated liabilities	73,887	76,454	70,982	72,885
Financial liabilities held for trading	86,392	86,392	102,141	102,141
Financial liabilities for unit linked contracts	54,661	54,661	41,409	41,409
Financial liabilities for puttable equity instruments	3,137	3,137	1,386	1,386
Financial liabilities designated at fair value through income	450	450	201	201
Derivative financial instruments included in other liabilities	909	909	1,254	1,254

41    Related party transactions

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

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München (“Munich Re”)

As a result of material changes in the relationship between Allianz Group and Munich Re in 2003 and 2004, in particular the significant reduction of the mutual shareholdings to below 10%, the cancellation of the “Principles of Cooperation” agreement and the termination of mutual board interlocks, we do not longer consider Munich Re as a related party since fiscal 2004.

As Munich Re is one of the biggest reinsurers in the world, the reinsurance relationship between companies of the Allianz Group and Munich Re will

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

continue. All reinsurance and retrocession agreements are a result of the ordinary course business within which Allianz Group companies purchase reinsurance coverage from, among other reinsurers, Munich Re. These reinsurance contracts cover world-wide business within all areas (life and health, as well as property and casualty) and are subject to arms-length conditions. A major part of the reinsurance premiums relates to a quota share agreement for 10.5% of the gross self-retention of the insurance business of the subsidiaries of the Allianz German Property-Casualty Group via Allianz AG.

In 2003, Allianz Group ceded written premiums of €2,250 mn to Munich Re Group and assumed written premiums of €650 mn from companies of the Munich Re Group.

Of the Allianz Group’s total third-party reinsurance premiums ceded, approximately 33.9% were ceded to the Munich Re Group for the year ending December 31, 2003. This amount represents approximately 3.7% of the Allianz Group’s gross premiums written for the year ending December 31, 2003.

Eurohypo

Following the acquisition of Dresdner Bank AG by the Allianz Group, Dresdner Bank’s mortgage bank Deutsche Hyp, Rheinische Hypothekenbank AG, the mortgage banking subsidiary of Commerzbank, and Eurohypo, the mortgage banking subsidiary of Deutsche Bank, were merged into a single entity, Eurohypo, on August 1, 2002. As of December 31, 2004, the Allianz Group held an ownership interest of 28.48% in Eurohypo and accounted for it using the equity method. In November 2005, agreements for a two-step transfer of the 28.48% participation of Allianz Group in Eurohypo AG to Commerzbank AG were signed. In the first step, on December 15, 2005 Commerzbank AG acquired 7.35% of the 28.48% participation of Allianz Group in Eurohypo AG. Commerzbank AG’s acquisition of the residual 21.13% participation will be consummated after the fulfilment of the conditions precedent customary for such kind of transactions, in particular, after obtaining approvals from the relevant antitrust authorities and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin).

One member of the Supervisory Board of Eurohypo is a member of the Management Board of Dresdner Bank AG. As of December 31, 2005, the Allianz Group had loans to and held debt securities available-for-sale issued by Eurohypo of €11,149 mn in the aggregate. All of such loans were made in the ordinary course of business and are subject to arm’s length conditions. As of December 31, 2005, the Allianz Group’s carrying value in Eurohypo was €1,410 mn.

Loans to Members of the Board of Management and the Supervisory Board

In the normal course of business, and subject to applicable legal restrictions, members of the Board of Management and the Supervisory Board may be granted loans by Dresdner Bank AG and other Allianz Group companies. Other than such normal course loans, no loans to board members were outstanding in 2005.

42    Contingent liabilities, commitments, guarantees, and assets pledged and collateral

Litigation

Allianz Group companies are involved in legal, regulatory and arbitration proceedings in Germany and a number of foreign jurisdictions, including the United States, involving claims by and against them, which arise in the ordinary course of their businesses, including in connection with their activities as insurance, banking and asset management subsidiaries, employers, investors and taxpayers. It is not feasible to predict or determine the ultimate outcome of the pending or threatened proceedings. Management does not believe that the outcome of these proceedings, including those discussed below, will have a material adverse effect on the financial position or results of operations of Allianz Group, after consideration of any applicable reserves.

Dresdner Bank AG was one of the named defendants in a consolidated class action complaint, in re Deutsche Telekom Securities Litigation, filed in the United States District Court for the Southern District of New York in May 2001 by purported purchasers of Deutsche Telekom American Depositary Shares (ADSs) in the June 2000 offering. On June 9, 2005, the competent court delivered an order and final judgment approving the stipulation and agreement by and among Deutsche Telekom and

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

the members of the class to settle all claims against a payment of USD 120 mn. The settlement also provides for a complete release of all claims against the underwriters, including Dresdner Bank.

In July 2002, the German Federal Cartel Office (Bundeskartellamt) commenced an investigation against several property-casualty insurance companies in Germany, in connection with alleged coordinated behavior to achieve premium increases in parts of the commercial and industrial insurance business and imposed administrative fines against these German insurance companies, among them Allianz Versicherungs-AG, which received a notice imposing a fine on March 22, 2005. Allianz Versicherungs-AG has appealed this decision.

On November 5, 2001, a lawsuit, Silverstein v. Swiss Re International Business Insurance Company Ltd., was filed in the United States District Court for the Southern District of New York against certain insurers and reinsurers, including a subsidiary of Allianz AG which is now named Allianz Global Risks US Insurance Company. The complaint sought a determination that the terrorist attack of September 11, 2001 on the World Trade Center constituted two separate occurrences under the alleged terms of various coverages. In connection with the terrorist attack of September 11, 2001 we recorded net claims expense of approximately €1.5 bn in 2001 for the Allianz Group on the basis of one occurrence. On December 6, 2004, a New York jury rendered a verdict that the World Trade Center attack constituted two occurrences under the alleged terms of various coverages. At December 31, 2005, this decision had no adverse impact on the Allianz Group’s operating results. Allianz Global Risk U.S. Insurance Co. has appealed this decision. The final implications of this decision for the Allianz Group will not be determined until the completion of further proceedings.

The insolvency administrator of KirchMedia GmbH & Co. KGaA (KirchMedia) made a formal demand on Dresdner Bank AG to compensate the insolvency assets (Insolvenzmasse) of KirchMedia for the loss of a 25% shareholding in the Spanish television group Telecinco. In June 2005, the insolvency administrator filed an action for a part of the claim. The shareholding had been pledged by subsidiaries of KirchMedia to Dresdner Bank AG as collateral for a loan of €500 mn from Dresdner Bank to KirchMedia’s holding company, TaurusHolding GmbH & Co. KG (or TaurusHolding). Following TaurusHolding’s default on the loan in April 2002 and insolvency in June 2002, Dresdner Bank AG acquired through a subsidiary the Telecinco shareholding in a forced auction sale. The insolvency administrator contends that the pledge was created under circumstances that cause it to be invalid or void. We believe that there is no valid basis for the insolvency administrator’s demand. At the end of June 2004, the 25% shareholding in Telecinco was placed within Telecinco’s initial public offering.

The insolvency administrator and the major limited partner of Heye KG have filed a complaint claiming damages of approximately €200 mn from Dresdner Bank, alleging a failure to execute transfer orders despite a purported line of credit. We believe that such claim is without merit.

In January 2006, a putative class action lawsuit was filed against Dresdner Bank AG and some of its subsidiaries by six employees of Dresdner Kleinwort Wasserstein in the United States District Court for the Southern District of New York. The plaintiffs are claiming an amount of USD 1.4 bn alleging gender-based discrimination. We believe that the claims are without merit.

On May 24, 2002, pursuant to a statutory squeeze-out procedure, the general meeting of Dresdner Bank AG resolved to transfer shares from its minority shareholders to Allianz AG as principal shareholder in return for payment of a cash settlement amounting to €51.50 per share. The amount of the cash settlement was established by Allianz AG on the basis of an expert opinion, and its adequacy was confirmed by a court-appointed auditor. Some of the former minority shareholders applied for a court review of the appropriate amount of the cash settlement in a mediation procedure (Spruchverfahren), which is pending with the district court (Landgericht) of Frankfurt. We believe that a claim to increase the cash settlement does not exist. In the event that the court were to determine a higher amount as an appropriate cash settlement, this would affect all approximately 16 mn shares which were transferred to Allianz AG.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Allianz Global Investors of America L.P. and some of its subsidiaries have been named as defendants in multiple civil US lawsuits commenced as putative class actions and other proceedings related to matters involving market timing and revenue sharing in the mutual fund industry. The outcome of these proceedings can not be predicted at this stage.

Three members of the Fireman’s Fund group of companies in the United States, all subsidiaries of Allianz AG, are amongst the roughly 135 defendants named in a class action filed on August 1, 2005 in the United States District Court District of New Jersey, captioned In re Insurance Brokerage Antitrust Litigation, in connection with allegations relating to contingent commissions in the insurance industry. Fireman’s Fund has filed a motion to dismiss, and the proceedings are in the preliminary discovery stage. It is not possible to predict potential outcomes or assess any eventual exposure at this point.

In 2005, Allianz Life Insurance Company of North America was named as a defendant in various putative class action lawsuits in Minnesota and California in connection with the marketing and sale of cash bonus annuity products. The lawsuit in Minnesota has been certified as a class action. The complaints allege that the defendant engaged in, among other practices, deceptive trade practices and misleading advertising in connection with the sale of such products, including, with the respect to the Minnesota lawsuit, the violation of the Minnesota Consumer Fraud and Deceptive and Unlawful Trade Practices Act. At this stage of the proceedings, we cannot predict the potential outcome of these lawsuits.

On February 8, 2006, the extraordinary shareholders’ meeting of Allianz AG passed a resolution approving the merger of Riunione Adriatica di Sicurtà S.p.A. (RAS) with and into Allianz AG. The merger will become effective upon its registration in the commercial register at the registered office of Allianz AG, which is planned for September 2006. Upon registration of the merger, Allianz AG will adopt the legal form of a European Company (Societas Europaea, or SE). In March 2006, certain shareholders of Allianz AG filed contestation suits against the above-mentioned resolution of the shareholders’ meeting. The entry of the merger in the commercial register may only take place once the competent court rejects the lawsuits, or if such lawsuits are withdrawn or if the competent court rules finally and conclusively that the lawsuits do not prevent the entry of the merger in the commercial register (so-called “Freigabeverfahren”). We will initiate such release ruling (Freigabeverfahren) before the competent court.

Other contingencies

Liquiditäts-Konsortialbank GmbH (“LIKO”) is a bank founded in 1974 in order to provide funding for German banks which experience liquidity problems. 30% of LIKO shares are held by Deutsche Bundesbank, while the remaining shares are being held by other German banks and banking associations. The shareholders have provided capital of €200 mn to fund LIKO; Dresdner Bank AG’s participation is €12.1 mn. Dresdner Bank AG is contingently liable to pay future assessments to LIKO up to €60.5 mn. In addition, under clause 5(4) of the Articles of Association of LIKO, Dresdner Bank AG is committed to a secondary liability, which arises if other shareholders do not fulfill their commitments to pay their respective future assessments. In all cases of secondary liability, the financial status of the other shareholders involved is sound.

Dresdner Bank AG is a member of the German banks’ Joint Fund for Securing Customer Deposits (Joint Fund), which covers liabilities to each respective creditor up to specified amounts. As a member of the Joint Fund, which is itself a shareholder in LIKO, Dresdner Bank AG is liable with the other members of the Joint Fund for additional capital contributions, with the maximum being the amount of Dresdner Bank AG’s annual contribution. During the year ended December 31, 2005, the Joint Fund levied a contribution of €21 mn (2004: €28 mn). Under section 5 (10) of the Statutes of the Joint Fund for Securing Customer Deposits, the Allianz Group has undertaken to indemnify the Federal Association of German Banks (Bundesverband deutscher Banken e.V.) for any losses it may incur by reason of measures taken on behalf of any bank in which the Allianz Group owns a majority interest.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Commitments

Loan commitments

The Allianz Group engages in various lending and underwriting related commitments to meet the financing needs of its customers. The following table represents the amounts at risk should customers draw fully on all facilities and then default, excluding the effect of any collateral. Since the majority of these commitments may expire without being drawn upon, the amounts shown may not be representative of actual liquidity requirements for such commitments.

As of 12/31/	2005	2004
	€ mn	€ mn
Underwriting commitments	—	126
Irrevocable loan commitments
Advances	26,954	31,001
Stand-by facilities	9,496	8,238
Guarantee credits	1,733	1,229
Discount credits	46	65
Mortgage loans/public-sector loans	667	282

Total	38,896	40,941

Leasing commitments

During the year ended December 31, 2005, the Allianz Group completed the sale of a subsidiary that owned 301 properties, primarily branch offices of the Dresdner Bank Group, to an unrelated party. In addition, the Allianz Group has entered into agreements to lease the properties for an average term of nine years with options to renew for two additional five year terms. The lease agreements are accounted for as operating leases. Therefore, the Allianz Group has recognized gains related to the sale of the properties.

In addition, the Allianz Group occupies space in many other locations under various long-term operating leases and has entered into various operating leases covering the long-term use of data processing equipment and other office equipment. Rental expense for the year ending December 31, 2005, was €315 mn (2004: €280 mn; 2003: €296 mn).

As of December 31, 2005, the future minimum lease payments under non-cancelable operating leases operating lease were as follows:

	Dresdner Bank Group properties	Other	Total
	€ mn	€ mn	€ mn
2006	87	376	463
2007	85	236	321
2008	85	214	299
2009	80	200	280
2010	75	188	263
Thereafter	426	831	1,257

Subtotal	838	2,045	2,883
Subleases	—	(66)	(66)

Total	838	1,979	2,817

Purchase obligations

The Allianz Group has commitments to invest in private equity funds totaling €1,476 mn (2004: €1,378 mn) as of December 31, 2005. As of December 31, 2005, commitments outstanding to purchase real estate used by third-parties and owned by the Allianz Group used for its own activities amounted to €145 mn (2004: €99 mn). As of December 31, 2005, commitments outstanding to purchase items of equipment amounted to €66 mn (2004: €100 mn). In addition, as of December 31, 2005, the Allianz Group has other commitments of €244 mn (2004: €1,068 mn) referring to maintenance, real estate development, sponsoring and purchase obligations.

Other commitments

Other principal commitments of the Allianz Group include the following:

For Allianz of America Inc., Wilmington, Allianz Group posted a surety declaration for obligations in connection with the acquisition of Allianz Global Investors of America L.P., Delaware (“AGI L.P.”). The Allianz Group had originally acquired a 69.5% interest in AGI L.P., whereby minority interestholders had the option of putting their shares to Allianz of America, Inc. On December 31, 2005, the remaining interest of Pacific Life (the minority interest holder) in AGI L.P. was 2.24%, resulting in a commitment to Pacific Life amounting to USD 0.4 bn on December 31, 2005.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

In December 2002, Protektor Lebensversicherungs-AG (“Protektor”) was founded. Protektor is a life insurance company whose role is to protect policyholders of all German life insurers. Protektor intervenes in cases where other attempts to prevent insolvency of a German life insurer have failed. In such cases, Protektor takes over the contract portfolios of the respective company, managing and consolidating them with the goal of subsequently selling these portfolios. All life insurance companies in Germany are obliged to be shareholders of Protektor and thus have to finance a specific amount of the capital needed by Protector in cases of intervention. During the year ended December 31, 2003, Protektor intervened in one case in which Allianz Lebensversicherungs-AG was required to contribute €24 mn. No intervention was necessary during the years ended December 31, 2004 and December 31, 2005. At December 31, 2005, Allianz Lebensversicherungs-AG’s outstanding commitment to Protektor was €495 mn, what is equal to 10% of the total amount of the commitment of all German life insurance companies to Protektor.

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

Guarantees

Maximum potential amount of payments by maturity and collateral

	Letters of credit and other financial guarantees	Market- value- guarantees	Indemnification contracts
	€ mn	€ mn	€ mn
Up to 1 year	10,680	—	167
1-2 years	1,989	76	13
3-5 years	1,702	154	1
Over 5 years	1,477	1,569	228

Total	15,848	1,799	409

Collateral	7,154	—	7

Letters of credit and other financial guarantees

The majority of the Allianz Group’s letters of credit and other financial guarantees are issued to customers through the normal course of the Allianz Group’s Banking segment in return for fee and commission income, which is generally determined based on rates subject to the nominal amount of the guarantees and inherent credit risks. Once a guarantee has been drawn upon, any amount paid by the Allianz Group to third-parties is treated as a loan to the customer, and is, therefore, principally subject to collateral pledged by the customer as specified in the agreement.

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

The Allianz Group’s Asset Management, in the ordinary course of business, issues market value guarantees in connection with investment trust accounts and mutual funds it manages. The levels of market value guarantees, as well as the maturity dates, differ based on the separate governing agreements of the respective investment trust accounts and mutual funds. As of December 31, 2005, the maximum potential amount of future payments of the market value guarantees was €1,113 mn, which represents the total value guaranteed under the respective agreements

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

including the obligation that would have been due had the investments matured on that date. The fair value of the investment trust accounts and mutual funds related to these guarantees as of December 31, 2005, was €2,285 mn.

The Allianz Group’s banking operations in France, in the ordinary course of business, issue market value and performance-at-maturity guarantees in connection with mutual funds offered by the Allianz Group’s asset management operations in France. The levels of market value and performance-at-maturity guarantees, as well as the maturity dates, differ based on the underlying agreements. In most cases, the same mutual fund offers both a market value guarantee and a performance-at-maturity guarantee. Additionally, the performance-at-maturity guarantees are generally linked to the performance of an equity index or group of equity indexes. As of December 31, 2005, the maximum potential amount of future payments of the market value and performance-at-maturity guarantees was €686 mn, which represents the total value guaranteed under the respective agreements. The fair value of the mutual funds related to the market guarantees as of December 31, 2005, was approximately €777 mn. Such funds generally have a duration of five to eight years.

Indemnification contracts

Indemnification contracts are executed by the Allianz Group with various counterparties under existing service, lease or acquisition transactions. Such contracts may also be used to indemnify counterparties under various contingencies, such as changes in laws and regulations or litigation claims.

In connection with the sale of various of the Allianz Group’s former private equity investments, subsidiaries of the Allianz Group provided indemnities to the respective buyers in the event certain contractual warranties arise. The terms of the indemnity contracts cover ordinary contractual warranties, environmental costs and any potential tax liabilities the entity incurred while owned by the Allianz Group.

Credit derivatives

Credit derivatives consist of written credit default swaps, which require payment by the Allianz Group in the event of default of debt obligations, as well as written total return swaps, under which the Allianz Group guarantees the performance of the underlying assets. The notional principal amounts and fair values of the Allianz Group’s credit derivative positions as of December 31, 2005 are provided in Note 39.

Assets pledged and collateral

The carrying amount of the assets pledged as collateral where the secured party does not have the right by contract or custom to sell or repledge the assets are as follows:

As of 12/31/	2005	2004
	€ mn	€ mn
Investments	3,820	—
Loans and advances to banks	—	6,599
Loans and advances to customers	1,161	6,380
Financial assets carried at fair value through income	16,189	42,500

Total	21,170	55,479

As of December 31, 2005, the Allianz Group has received collateral with a fair value of €213,333 mn (2004: €221,429 mn), respectively, which the Allianz Group has the right to sell or repledge. As of December 31, 2005, €137,559 mn (2004: €182,652 mn), respectively, related to collateral that the Allianz Group has received and sold or repledged.

43    Share based compensation plans

Group Equity Incentives Plans

The Group Equity Incentives Plans (“GEI”) of the Allianz Group support the orientation of senior management, in particular the Board of Management, toward the long-term increase of the value of the Allianz Group. The GEI include grants of stock appreciation rights and restricted stock units.

Stock appreciation rights

The stock appreciation rights granted to a plan participant obligate the Allianz Group to pay in cash the excess of the market price of an Allianz AG share over the reference price on the exercise date for each stock appreciation right granted. The excess is capped at 150% of the reference price. The reference

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

price represents the market price of an Allianz AG share on the grant date. The stock appreciation rights vest after two years and expire after seven years. Upon vesting, the stock appreciation rights may be exercised by the plan participant if the following market conditions are attained:

•	during their contractual term, the market price of Allianz AG share has outperformed the Dow Jones Europe STOXX Price Index at least once for a period of five consecutive trading days; and

•	the Allianz AG market price is in excess of the reference price by at least 20% on the exercise date.

In addition, upon a change in control of the Allianz Group or the sale of the subsidiary that employs the plan participant, the stock appreciation rights vest immediately.

Upon the expiration date, any unexercised stock appreciation rights that have not been exercised will be exercised automatically if the above market conditions have been attained. The stock appreciation rights are forfeited if the plan participant ceases to be employed by the Allianz Group or if the market conditions are not attained by the expiration date.

A summary of the number and the weighted-average grant date fair value of the nonvested stock appreciation rights are as follows:

	Number	Weighted average grant date fair value
		€
Nonvested as of 12/31/2002	1,075,961	111.60
Granted	1,503,247	27.35
Vested	(406,631)	112.62
Forfeited	(65,507)	109.01

Nonvested as of 12/31/2003	2,107,070	51.38
Granted	1,788,458	30.71
Vested	(588,963)	110.53
Forfeited	(133,554)	40.56

Nonvested as of 12/31/2004	3,173,011	29.21
Granted	2,176,463	26.69
Vested	(1,398,426)	27.35
Forfeited	(165,998)	29.70

Nonvested as of 12/31/2005	3,785,050	28.42

As of December 31, 2005, there were 1,130,779 stock appreciation rights, with a reference price of €65.91, that were granted during the year ended December 31, 2003, exercisable as the vesting and market conditions were met.

As of December 31, 2005, 1,419,884 stock appreciation rights, with a weighted average reference price of €281.25, that were granted before 2003, were not exercisable as the market conditions were not met.

The stock appreciation rights are accounted for as cash settled plans by the Allianz Group. Therefore, the Allianz Group accrues the fair value of the stock appreciation rights as compensation expense over the vesting period. Upon vesting, any changes in the fair value of the unexercised stock appreciation rights are recognized as compensation expense. During the year ended December 31, 2005, the Allianz Group recognized compensation expense related to the unexercised stock appreciation rights of €99 mn (2004: €23 mn; 2003: €18 mn). During the year ended December 31, 2005, the Allianz Group recognized a deferred tax benefit related to the unexercised stock appreciation rights of €24 mn (2004: €6 mn; 2003: €5 mn). During the year ended December 31, 2005, the total amount paid related to stock appreciation rights exercised was €11 mn (2004: €0 mn; 2003: €0 mn).

As of December 31, 2005, the Allianz Group recorded a liability, in other accrued liabilities, for the unexercised stock appreciation rights of €160 mn (2004: €41 mn). Based upon the fair value of the stock appreciation rights as of December 31, 2005, the total compensation expense not yet recognized related to the nonvested stock appreciation rights, due to vesting requirements was €87 mn. The total compensation expense not yet recognized related to the nonvested stock appreciation rights is expected to be recognized over a weighted-average period of 1 year.

Restricted stock units

The restricted stock units granted to a plan participant obligate the Allianz Group to pay in cash the average market price of an Allianz AG share in the ten trading days preceding the vesting date or issue one Allianz AG share, or other equivalent

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

equity instrument, for each restricted stock unit granted. The restricted stock units vest after five years. The Allianz Group will exercise the restricted stock units on the first stock exchange day after their vesting date. On the exercise date, the Allianz Group can choose the settlement method for each restricted stock unit.

In addition, upon a change in control of the Allianz Group or the sale of the subsidiary that employs the plan participant, the restricted stock units vest immediately.

A summary of the number and the weighted-average grant date fair value of the nonvested restricted stock units are as follows:

	Number	Weighted average grant date fair value
		€
Nonvested as of 12/31/2003	—	—
Granted	540,057	65.91
Forfeited	(747)	65.91
Nonvested as of 12/31/2003	539,310	65.91
Granted	749,030	77.02
Vested	(4,123)	73.54
Forfeited	(39,805)	69.74
Nonvested as of 12/31/2004	1,244,412	72.45
Granted	1,023,600	85.28
Forfeited	(75,859)	75.02

Nonvested as of 12/31/2005	2,192,153	78.35

The restricted stock units are accounted for as cash settled plans as the Allianz Group intends to settle in cash. Therefore, the Allianz Group accrues the fair value of the restricted stock units as compensation expense over the vesting period. During the year ended December 31, 2005, the Allianz Group recognized compensation expense related to the nonvested restricted stock units of €49 mn (2004: €18 mn; 2003: €6 mn). During the year ended December 31, 2005, the Allianz Group recognized a deferred tax benefit related to the nonvested restricted stock units of €14 mn (2004: €5 mn; 2003: €2 mn). During the year ended December 31, 2005, the total amount paid related to restricted stock units exercised was €0 mn (2004: €0.4 mn; 2003: €0 mn).

As of December 31, 2005, the Allianz Group recorded a liability, in other accrued liabilities, of €72 mn (2004: €24 mn) for the nonvested restricted stock units. Based upon the fair value of the restricted stock units as of December 31, 2005, the total compensation expense not yet recognized related to the nonvested restricted stock units, due to vesting requirements, was €193 mn. The total compensation expense not yet recognized related to the nonvested restricted stock units is expected to be recognized over a weighted-average period of 4 years.

Share based compensation plans of subsidiaries of the Allianz Group

PIMCO LLC Class B Unit Purchase Plan

When acquiring AGI L.P. during the year ended December 31, 2000, Allianz AG caused Pacific Investment Management Company LLC (“PIMCO LLC”) to enter into a Class B Purchase Plan (the “Class B Plan”) for the benefit of members of the management of PIMCO LLC. The plan participants of the Class B Plan have rights to a 15% priority claim on the adjusted operating profits of PIMCO LLC.

The Class B equity units issued under the Class B Plan vest over three to five years and are subject to repurchase by AGI L.P. upon death, disability or termination of the participant prior to vesting. As of January 1, 2005, AGI L.P. has the right to repurchase, and the participants have the right to cause AGI L.P. to repurchase, a portion of the vested Class B equity units each year. On the repurchase date, the repurchase price will be based upon the determined value of the Class B equity units being repurchased. As the Class B equity units are puttable by the plan participants, the Class B Plan is accounted for as a cash settled plan.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

A summary of the number and the weighted-average grant date fair value of the outstanding Class B equity units are as follows:

	Number	Weighted average grant date fair value
		€
Outstanding as of 12/31/2002	84,625	5,892
Granted	35,375	6,755
Forfeited	—	—
Outstanding as of 12/31/2003	120,000	5,461
Granted	30,000	8,480
Forfeited	(4,695)	5,169
Outstanding as of 12/31/2004	145,305	6,004
Granted	4,695	9,733
Called	(5,427)	3,998
Forfeited	(480)	7,823

Outstanding as of 12/31/2005	144,093	5,900

The Class B equity units are accounted for as cash settled plans. Therefore, the Allianz Group accrues the fair value of the Class B equity units as compensation expense over the vesting period. Upon vesting, any changes in the fair value of the Class B equity units are recognized as compensation expense. During the year ended December 31, 2005, the Allianz Group recognized compensation expense related to the Class B equity units of €536 mn (2004: €399 mn; 2003: €357 mn). In addition, the Allianz Group recognized expense related to the priority claim on the adjusted operating profits of PIMCO LLC of €141 mn (2004: €101 mn; 2003: €91 mn). During the year ended December 31, 2005, the Allianz Group recognized a deferred tax benefit related to the Class B equity units of €219 mn (2004: €163 mn; 2003: €146 mn). During the year ended December 31, 2005, the Allianz Group called 5,427 Class B equity units. The total amount paid related to the call of the Class B equity units was €71 mn.

The total recognized compensation expense for Class B equity units that are outstanding is recorded as a liability in other accrued liabilities. As of December 31, 2005, the Allianz Group recorded a liability for the Class B equity units of €1,473 mn (2004: €816 mn). As of December 31, 2005, the total compensation expense not yet recognized related to the nonvested Class B equity units was €1,191 mn (2004: €1,331 mn). The total compensation expense not yet recognized related to the Class B equity units is expected to be recognized over the remaining vesting period of up to 5 years.

Dresdner Kleinwort Wasserstein

The Allianz Group awarded eligible employees of Dresdner Kleinwort Wasserstein (“DrKW”) a promise to deliver Allianz AG shares on the vesting dates (hereafter “nonvested shares”). In jurisdictions in which regulatory restrictions do not allow for delivery of shares where the awards are settled in cash. The awards vest in three installments in each of the three years following the initial award. Each year, immediately prior to vesting, the number of unvested shares is adjusted higher or lower according to the performance adjustment.

A summary of the number and the weighted-average grant date fair value of the nonvested share units are as follows:

	Number	Weighted average grant date fair value
		€
Nonvested as of 12/31/2003	—	—
Granted	1,161,614	105.62
Forfeited	(82,261)	105.62

Nonvested as of 12/31/2004	1,079,353	105.62
Granted	1,440,399	92.81
Vested	(333,517)	105.58
Forfeited	(177,588)	101.43

Nonvested as of 12/31/2005	2,008,647	96.81

The shares settled by delivery of Allianz AG shares are accounted for as equity settled plans by the Allianz Group. Therefore, the Allianz Group measures the total compensation expense to be recognized for the equity settled shares based upon their fair value as of the grant date. The total compensation expense is recognized over the three year vesting period. The shares settled in cash are accounted for as cash settled plans by the Allianz Group. Therefore, the Allianz Group accrues the fair value of the cash settled shares as compensation expense over the vesting period. During the year

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

ended December 31, 2005, the Allianz Group recognized compensation expense related to the nonvested shares of €102 mn (2004: €64 mn). During the year ended December 31, 2005, the Allianz Group did not recognize a deferred tax benefit related to the nonvested shares as the expenses are not tax deductible. During the year ended December 31, 2005, the total amount paid related to cash settled shares vested was €2 mn. During the year ended December 31, 2005, the total fair value of equity settled shares that vested was €33 mn.

As of December 31, 2005, the Allianz Group recorded a liability for the nonvested cash settled shares of €6 mn (2004: €4 mn). As of December 31, 2005, the total compensation expense not yet recognized related to the nonvested shares was €74 mn (2004: €49 mn). The total compensation expense not yet recognized related to the nonvested shares is expected to be recognized over a weighted-average period of 1 year.

AGF Group Share Option Plan

The AGF Group has awarded share options on AGF shares to eligible AGF Group executives and managers of subsidiaries, as well as to certain employees, whose performance justified grants. The primary objective of the share option plan is to encourage the retention of key personnel of AGF Group and to link their compensation to the performance of AGF Group. These share options are independent of the remuneration plans of the Allianz Group. Share options granted have an exercise price of at least 85% of the market price on the day of grant. The maximum term for the share option granted is eight years.

The following table provides the weighted-average grant date fair value of options and the assumptions used in calculating their fair value by application of the Black-Scholes option pricing model for options granted.

For the years ended 12/31/		2005	2004	2003
Weighted-average fair value		€5.05	14.38	12.04
Weighted-average assumptions
Risk free interest rate	%	2.7	3.5	4.0
Expected volatility	%	15.0	30.0	30.0
Dividend yield	%	4.0	3.5	2.5

A summary of the number, weighted-average exercise price, weighted-average remaining contractual term and aggregate intrinsic value of the options outstanding and exercisable are as follows:

	Number(*)	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		€		€ mn
Outstanding as of 12/31/2002	4,930,328	43.80
Granted	1,131,788	42.12
Exercised	(81,028)	23.34
Forfeited	(8,687)	23.39

Outstanding as of 12/31/2003	5,972,401	43.79
Granted	1,130,656	50.86
Exercised	(584,128)	36.94
Forfeited	(11,952)	23.05

Outstanding as of 12/31/2004	6,506,977	45.67
Granted	1,398,000	78.24
Exercised	(2,131,928)	46.47
Forfeited	(352,959)	42.29

Outstanding as of 12/31/2005	5,420,090	53.97	6	161

Exercisable as of 12/31/2005	4,023,590	45.55	5	153

(*)	Number and weighted-average exercise price were adjusted as in 2005 AGF Group increased its capital.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

During the year ended December 31, 2005, the total intrinsic value of share options exercised was €50 mn (2004: €9 mn; 2003: €2 mn). During the year ended December 31, 2005, the AGF Group recorded compensation expense related to the share options of €14 mn (2004: €16 mn; 2003: €15 mn). During the year ended December 31, 2005, the Allianz Group did not recognize a deferred tax benefit related to the share options as the share compensation expense is not tax deductible in France. As of December 31, 2005, the total compensation expense not yet recognized related to the share options was €5 mn (2004: €12 mn). The total compensation expense not yet recognized related to the share options is expected to be recognized over a weighted-average period of 1 year.

RAS Group share option plan

The RAS Group has awarded eligible members of senior management with share purchase options on RAS ordinary shares. The share options have a vesting period of 18 months to 2 years and a term of 6.5 to 7 years. The share options may be exercised at any time after the vesting period and before expiration, provided that:

•	on the date of exercise, the RAS share price is at least 20% higher than the average share price in January of the grant year (for share options granted during the year ended December 31, 2001, the hurdle is 10%), and

•	the performance of the RAS share in the year of grant exceeds the Milan Insurance Index in the same year.

The following table provides the weighted-average grant date fair value and the assumptions used in calculating their fair value by application of the Black-Scholes option pricing model for options granted:

For the years ended 12/31/		2005	2004	2003
Weighted-average fair value		€1.91	1.51	4.68
Weighted-average assumptions
Risk free interest rate	%	3.4	3.3	3.1
Expected volatility	%	18.0	17.0	13.5
Dividend yield	%	7.1	6.8	6.3

A summary of the number, weighted-average exercise price, weighted-average remaining contractual term and aggregate intrinsic value of the options outstanding and exercisable are as follows:

	Number	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		€		€ mn
Outstanding as of 1/1/2005	2,261,000	13.55
Granted	1,200,000	17.09
Exercised	(2,041,000)	13.47
Forfeited	(467,000)	15.78
Outstanding as of 12/31/2005	953,000	17.09	6	3

Exercisable as of 12/31/2005	—	—	—	—

During the year ended December 31, 2005, the total intrinsic value of share option exercised was €10 mn. During the year ended December 31, 2005, the RAS Group recorded compensation expense of €1 mn (2004: €3 mn; 2003: €3 mn) related to share options. During the year ended December 31, 2005, the Allianz Group did not recognize a deferred tax benefit related to the share options as the expenses are not tax deductible in Italy. As of December 31, 2005, the total compensation expense not yet recognized related to the share options was €1 mn (2004: €1 mn). The total compensation expense not yet recognized related to the share options is expected to be recognized over a weighted-average period of 2 years.

Share purchase plans

The Allianz Group offers Allianz AG shares to qualified employees at favorable conditions. The

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

shares have a minimum holding period of one year to five years. During the year ended December 31, 2005, the number of shares sold to employees under these plans was 1,144,196 (2004: 1,051,191; 2003: 944,625). During the year ended December 31, 2005, the Allianz Group recognized compensation expense, the difference between the market price and the offer price of the shares purchased by employees, of €24 mn (2004: €18 mn; 2003: €16 mn).

In addition, during the years ended December 31, 2004 and 2003, the AGF Group offered AGF shares to qualified employees in France at favorable conditions. The shares have a minimum holding period of five years. During the years ended December 31, 2004 and 2003, the number of shares sold to employees under this plan was 787,675 and 1,214,304. During the years ended December 31, 2004 and 2003, the compensation expense recorded was €8 mn and €11 mn.

Other share option and shareholding plans

The Allianz Group has other local share-based compensation plans, including share option and employee share purchase plans, none of which, individually or in the aggregate, are material to the consolidated financial statements. During the year ending December 31, 2005, the total expense, in the aggregate, recorded for these plans was €4 mn (2004: €3 mn; 2003: €5 mn).

44    Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflects the effect of potentially dilutive securities. As of December 31, 2005, 1,175,554 (2004: 1,175,554) participation certificates issued by Allianz AG were outstanding which can potentially be converted to 1,469,443 (2004: 1,469,443) Allianz shares (on a weighted basis: 1,469,443 (2004: 1,469,443) Allianz AG shares) and therefore have a dilutive effect.

The Allianz Group’s share compensation plans with potentially dilutive securities of 493,229 (2004: 729,596) are included in the calculation of diluted earnings per share for the year ended December 31, 2005.

Furthermore 807,859 common shares from trading in derivatives on own shares have been included in the calculation of diluted earnings per share for the year ended December 31, 2005.

Reconciliation of basic and diluted earnings per share

For the years ended 12/31/			2005	2004	2003
Numerator for basic earnings per share (net income)	€	mn	4,380	2,266	2,691
Effect of dilutive securities	€	mn	—	3	3

Numerator for diluted earnings per share (net income after assumed conversion)	€	mn	4,380	2,269	2,694

Denominator for basic earnings per share (weighted-average shares)—not including treasury shares held by the Allianz Group			389,756,350	365,930,584	338,201,031
Potential dilutive securities			3,513,710	2,199,039	1,585,044

Denominator for diluted earnings per share (adjusted weighted-average after assumed conversion)			393,270,060	368,129,623	339,786,075

Basic earnings per share			€11.24	6.19	7.96
Diluted earnings per share			€11.14	6.16	7.93

During the year ended December 31, 2005, the weighted average number of shares does not include 2,389,193 (2004: 18,915,201; 2003: 18,766,949) treasury shares held by the Allianz Group. The potential settlement of the equity-linked loan has not been included in the calculation of diluted earnings per share as it is anti-dilutive.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The impact of the recently adopted principles described in Note 3, on basic and diluted earnings per share is as follows:

	2004		2003
	Basic	Diluted	Basic	Diluted
	€	€	€	€
Earnings per share, as previously reported	6.01	5.98	5.59	5.57
IAS 32 and IAS 39 revised Impairments	0.59	0.59	2.67	2.65
Financial assets and liabilities designated at fair value	(0.05)	(0.05)	0.04	0.04
IFRS 4	(0.34)	(0.34)	(0.36)	(0.35)
IFRS 2	(0.02)	(0.02)	0.02	0.02

Earnings per share	6.19	6.16	7.96	7.93

45    Other information

Employee information

As of December 31, 2005, the Allianz Group employed a total of 177,625 people (2004: 176,501*); 2003: 173,750). Of those people, 72,195 (2004: 75,667; 2003: 82,245) were employed in Germany and 105,430 (2004: 100,834*); 2003: 91,505) abroad. During the year ended December 31, 2005, the number of employees undergoing training decreased by 883 to 4,023. The average total number of employees for the year ended December 31, 2005 was 177,063 people.

(*)	Increase of 14,321 reflects changes in scope of consolidation in 2004

Personnel expenses

For the years ended 12/31/	2005	2004	2003
	€ mn	€ mn	€ mn
Salaries and wages	9,582	9,277	9,108
Social security contributions and employee assistance	1,628	1,466	1,548
Expenses for pensions and other post-retirement benefits	684	625	634

Total	11,894	11,368	11,290

Principal accountant fees and services

For a summary of fees billed by the Allianz Group’s principal auditors, see page 163. The information provided there is considered part of these consolidated financial statements.

Compensation for the Board of Management

As of December 31, 2005, the Board of Management had 10 (2004: 10) members.

Total compensation of the Board of Management for the year ended December 31, 2005 amounts to €20.0*) mn (2004: €25.6 mn). For 2005 an expense was recorded for the group equity incentives granted to the Board of Management for 2005 amounting to €19.7 mn (2004: €5.4 mn). Compensation to former members of the Board of Management and their beneficiaries totaled €4.3 mn (2004: €4.2 mn).

Pension obligations to former members of the Board of Management and their beneficiaries are accrued in the amount of €38.9 mn (2004: €36.5 mn).

Total compensation to the Supervisory Board amounts to €2.6 mn (2004: €2.2 mn).

Board of Management and Supervisory Board compensation by individual is included in Item 6—Directors, Senior Management and Employees—of this Annual Report. The information provided there is considered part of these consolidated financial statements.

(*)	Includes €0.3 mn from previous years effect

46    Subsequent events

Industrial and Commercial Bank of China Ltd. (ICBC)

On January 27, 2006, Allianz Group signed a contract for the acquisition of about 2.5% interest in Industrial and Commercial Bank of China Ltd. (ICBC) for approximately €825 mn. The acquisition will be executed by Dresdner Bank Luxemburg S.A.

Contributions to defined benefit plans

During January 2006, the Allianz Group contributed €1,876 mn to the defined benefit plans of the Dresdner Bank Group.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Allianz-RAS Merger / European Company (SE)

On February 3, 2006, the extraordinary shareholders’ meetings of holders of RAS ordinary shares and holders of RAS saving shares agreed to the merger plan regarding the merger of RAS S.p.A. into Allianz AG. On February 8, 2006 the extraordinary shareholders’ meeting of Allianz AG agreed also to the merger plan. Against the resolution of the shareholders’ meeting of Allianz AG regarding the agreements to the merger plan and the capital increase to implement the merger, contestation suits have been filed. We are confident that we can achieve the entry of this merger in a release ruling (so called “Freigabeverfahren”). In the course of the merger, Allianz AG will be converted into a European Company (Societas Europaea or “SE”). For further details please see “Item 4—Information on the Company—Allianz-RAS Merger/European Company (SE).”

Sale of 33 Lafayette

On February 28, 2006, the Allianz Group sold 33 Lafayette, the holding company for a real estate property in France, for proceeds of €240 mn.

Restructuring of the German Business

In February 2006, in connection with the reorganization of the insurance business in Germany, the Allianz Group announced to its employees that in the course of tightening the organisational structure a reduction of 700 positions in the area of the sales support and distribution divisions has been identified. The reorganization of the insurance business in Germany is described in more detail on page 19 of this Annual Report.

Disposal of Eurohypo AG

On March 31, 2006, in connection with agreement described in Note 41, the Allianz Group completed sale of its remaining 21.13% ownership interest in Eurohypo AG for proceeds of €1,456 mn.

Subordinated Perpetual Bond

In March 2006, Allianz Finance II B.V., a wholly owned subsidiary of the Allianz Group, issued €800 mn of subordinated perpetual bonds, guaranteed by Allianz AG, with a coupon rate of 5.375%. Allianz Finance II B.V. has the right to call the bonds after 5 years.

Sale of Eve Holding N.V.

In March 2006, the Allianz Group entered into an agreement to sell Eve Holding N.V. (including the investment of Eve Holding N.V. in Hansen Transmissions International N.V.) to Suzlon Energy Ltd. of approximately €170 mn. The sale is expected to close in May 2006.

Exchangeable Bonds

During January through April 5, 2006, the holders of 55,226 exchangeable bonds issued by Allianz Finance B.V. II, with a nominal value of €552 mn, exchanged the bonds for 11,009,866 shares of RWE AG in accordance with the terms of the exchangeable bonds. In addition, the holders of 2,759 exchangeable bonds, with a nominal value of €28 mn, redeemed the bonds for a cash settlement of €39 mn.

Disposal of Banca Antoniana Populare S.p.A.

On April 5, 2006, the Allianz Group sold 7,579,337 shares in Banca Antoniana Popolare S.p.A. to ABN Amro Bank N.V. for approximately €200 mn.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

47	Summary of significant differences between the accounting principles used in the preparation of the consolidated financial statements and accounting principles generally accepted in the United States of America

The consolidated financial statements of the Allianz Group are presented in accordance with IFRS. IFRS differs in certain respects from US GAAP. The following table represents the reconciliation of the Allianz Group’s net income and shareholders’ equity between IFRS and US GAAP:

	Net Income			Shareholders’ Equity(1)
	For the years ended December 31,			As of December 31,
	2005	2004	2003	2005	2004
	€ mn	€ mn	€ mn	€ mn	€ mn
Amounts determined in accordance with IFRS, as previously reported	4,380	2,199	1,890	39,487	30,828
Effect of implementation of new accounting standards (see Note 3)	—	67	801	—	(833)

Amounts determined in accordance with IFRS, as adjusted	4,380	2,266	2,691	39,487	29,995
Adjustments in respect to:
(a) Goodwill and intangible assets	(265)	815	906	4,924	3,519
(b) Employee benefit plans	(63)	(22)	(22)	(2,402)	(509)
(c) Investments	(918)	(496)	(1,982)	503	852
(d) Real estate	(191)	(198)	(2)	(299)	(226)
(e) Equity method investees/subsidiaries	50	—	85	—	—
(f) Restructuring charges	(20)	41	(18)	13	33
(g) Deferred compensation	(4)	(16)	(42)	24	28
(h) Guarantees	(9)	(22)	—	(31)	(22)
(i) Financial assets and liabilities designated at fair value through income	(66)	58	(162)	(18)	38
(j) Derivatives on own shares	77	—	—	1,272	—
(k) Insurance liabilities	8	37	(10)	301	35
(l) Share based compensation	435	210	185	842	403

Total US GAAP adjustments	(966)	407	(1,062)	5,129	4,151
(m) Income taxes	255	168	357	(164)	(730)
(n) Minority interests in earnings	24	40	259	(69)	(36)

Effect of US GAAP adjustments	(687)	615	(446)	4,896	3,385

Amount determined in accordance with US GAAP	3,693	2,881	2,245	44,383	33,380

Net income per share in accordance with US GAAP:
Basic	9.33	7.87	6.71

Diluted	9.26	7.83	6.70

(1)	Shareholders’ equity before minority interests. See reconciliation of minority interests in shareholders’ equity following.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Valuation and recognition differences

The following describes the valuation and recognition differences presented in the reconciliation of the Allianz Group’s net income and shareholders’ equity between IFRS and US GAAP.

(a) Goodwill and intangible assets

A summary of the reconciliation adjustments relating to goodwill and intangible assets:

	Net Income			Shareholders’ Equity(1)
	For the years ended December 31,			As of December 31,
	2005	2004	2003	2005	2004
	€ mn	€ mn	€ mn	€ mn	€ mn
Goodwill	—	1,137	1,123	3,661	2,143
Brand names	—	(58)	47	43	43
Core deposits	(59)	(59)	(59)	288	347
PVFP	(1)	—	—	135	—
Customer relationships	—	—	—	16	—
Customer base intangibles	(205)	(205)	(205)	781	986

Total	(265)	815	906	4,924	3,519

(1)	Shareholders’ equity before minority interests. See reconciliation of minority interests in shareholders’ equity following.

Goodwill

In accordance with US GAAP, goodwill is not subject to amortization; however, it is tested for impairment annually at a reporting unit level, or more frequently based upon facts and circumstances. For years through December 31, 2004, goodwill was amortized over its estimated useful life in accordance with IFRS. As of January 1, 2005, goodwill is not subject to amortization in accordance with IFRS. Therefore, the reconciliation adjustment to net income for the years ended December 31, 2004 and 2003, represents the reversal of goodwill amortization recorded in accordance with IFRS and the effects of a different cost basis for disposals. The reconciliation adjustment to shareholders’ equity represents the effects of the reversal of accumulated amortization related to goodwill, in addition to the following effects. The reconciliation adjustment to shareholders’ equity included the effect of a lower cost basis for goodwill in accordance with US GAAP as a result of the allocation of a portion of the purchase price of Dresdner Bank AG to core deposits and customer base intangibles. Further, the Allianz Group’s impairment of goodwill for Allianz Life Insurance Company Ltd., Seoul during 2003, as discussed in Note 6, resulted in a higher impairment of €66 mn in accordance with US GAAP due to the difference in the carrying amount of goodwill as a result of amortization recorded in accordance with IFRS. Finally, as further described under “Acquisitions and Disposals of Minority Interests”, the reconciliation adjustment to shareholders’ equity as of December 31, 2005, includes goodwill of €1,344 mn recorded in accordance with US GAAP related to transactions with equity holders.

Brand names

In accordance with US GAAP, intangible assets with an indefinite life are not subject to amortization; however, they are tested for impairment annually, or more frequently based upon facts and circumstances. In connection with the Allianz Group’s acquisition of Dresdner Bank AG, a portion of the purchase price was allocated to the brand names “Dresdner Bank” and “dit”, which in accordance with US GAAP are considered to have an indefinite life. For years through December 31, 2004, these brand names were amortized over a period of 20 years in accordance with IFRS. As of January 1, 2005, in accordance with IFRS, brand names were considered to have an indefinite life and therefore are no longer subject to amortization. Further, in connection with the Allianz

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Group’s annual impairment test in accordance with US GAAP during the year ended December 31, 2004, the Allianz Group recorded an impairment charge of €100 mn for brand names. Therefore, the reconciliation adjustment to net income for the years ended December 31, 2004 includes the reversal of amortization expense and the recognition of the brand names impairment charge. The reconciliation adjustment to net income for the year ended December 31, 2003 includes the reversal of amortization expense. The reconciliation adjustment to shareholders’ equity represents the effects of reversal of accumulated amortization and the recognition of the impairment charge.

Core deposits

In connection with the Allianz Group’s acquisition of Dresdner Bank AG, a portion of the purchase price was allocated to core deposits in accordance with US GAAP. In accordance with IFRS, a similar intangible asset was not recorded, resulting in a higher amount of the purchase price being allocated to goodwill. Core deposits are amortized over their expected useful lives, which range from 7.3 to 11.5 years. The weighted average original useful lives for the core deposits are 9.5 years. Amortization of core deposits is estimated to be €59 mn for each of the years 2006 through 2009 and €52 mn in 2010. Therefore, the reconciliation adjustments to net income and shareholders’ equity represent recognition of amortization expense and accumulated amortization, respectively, of core deposits.

PVFP

As further described under “Acquisitions and Disposals of Minority Interests”, the reconciliation adjustment to net income for the year ended December 31, 2005, includes the impact of amortization of PVFP, net of reduction of amortization of deferred acquisition costs, as a result of purchase accounting adjustments recorded in accordance with US GAAP related to transactions with equity holders. The reconciliation adjustment to shareholders’ equity as of December 31, 2005, represents the recognition of PVFP, net of elimination of deferred acquisition costs, net of accumulated amortization expense recognized as a result of previously mentioned purchase accounting adjustments. Amortization expense of PVFP, net of elimination of amortization of deferred acquisition costs and recognition of unearned revenue liabilities, is expected to be €12 mn in 2006, €11 mn in 2007, €10 mn in 2008, €9 mn in 2009 and €8 mn in 2010 as a result of this difference.

Customer relationships

As further described under “Acquisitions and Disposals of Minority Interests”, the reconciliation adjustment to net income for the year ended December 31, 2005, includes the impact of amortization of customer relationships for property-casualty insurance contracts as a result of purchase accounting adjustments recorded in accordance with US GAAP related to transactions with equity holders. The reconciliation adjustment to shareholders’ equity as of December 31, 2005, represents the recognition of the customer relationships, net of accumulated amortization expense recognized as a result of previously mentioned purchase accounting adjustments. Amortization expense of the customer relationships, is expected to be approximate €1 mn to €2 mn in each of the years ended December 31, 2006 through 2010 as a result of this difference.

Customer base intangibles

In connection with the Allianz Group’s acquisition of Dresdner Bank AG, a portion of the purchase price was allocated to customer base intangibles in accordance with US GAAP. In accordance with IFRS, a similar intangible asset was not recorded, resulting in a higher amount of the purchase price being allocated to goodwill. Customer base intangibles are amortized over their expected useful lives, which range from 7.5 to 16.6 years. The weighted average original useful lives for the customer base intangibles are 8.9 years. Amortization of customer base intangibles is estimated to be €205 mn for each of the years 2006 through 2008 and €166 mn in 2009. Therefore, the reconciliation adjustment to net income and shareholders’ equity represents the recognition of amortization expense and accumulated amortization, respectively, of customer base intangibles.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The Allianz Group’s goodwill has been allocated to its reporting segments. The changes in goodwill by reporting segment, in accordance with US GAAP, for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Property- Casualty	Life/ Health	Banking	Asset Management	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Carrying amount as of January 1, 2003	2,628	3,011	1,631	6,456	13,726
Additions	104	54	—	624	782
Disposals	(75)	(8)	(17)	(125)	(225)
Impairments	—	(290)	—	—	(290)
Effects from exchange rate fluctuations	(18)	(39)	(112)	(391)	(560)

Carrying amount as of December 31, 2003	2,639	2,728	1,502	6,564	13,433
Additions	142	22	52	587	803
Disposals	(72)	(17)	—	—	(89)
Effects from exchange rate fluctuations	(1)	(5)	—	(321)	(327)

Carrying amount as of December 31, 2004	2,708	2,728	1,554	6,830	13,820
Additions	967	167	—	388	1,522
Disposals	(15)	(9)	(8)	(41)	(73)
Reclassification to assets held for sale	(158)	—	—	—	(158)
Effects from exchange rate fluctuations	1	12	—	560	573

Carrying amount as of December 31, 2005	3,503	2,898	1,546	7,737	15,684

(b) Employee benefit plans

A summary of the reconciliation adjustments relating to employee benefit plans is as follows:

	Net Income			Shareholders’ Equity(1)
	For the years ended December 31,			As of December 31,
	2005	2004	2003	2005	2004
	€ mn	€ mn	€ mn	€ mn	€ mn
Transition obligation	(15)	(16)	(16)	—	15
Prior service cost	(48)	(6)	(6)	57	105
Additional minimum pension liability (net of intangible assets of €59 mn and €126 mn)	—	—	—	(2,459)	(629)

Total	(63)	(22)	(22)	(2,402)	(509)

(1)	Shareholders’ equity before minority interests. See reconciliation of minority interests in shareholders’ equity following.

Transition obligation

In accordance with IFRS, the Allianz Group did not record a transition adjustment upon the adoption of IAS 19, Employee Benefits, as the accrual at the time of adoption was equal to the difference between the projected benefit obligation and the plan assets at the time of adoption.

In accordance with US GAAP, a transition obligation was calculated as the difference between the projected benefit obligation less the plan assets and the benefit accrual under domestic rules. The transition obligation must be amortized on a straight-line basis over the average remaining service period of plan participants or over 15 years if the average remaining service period is less than 15 years. For US GAAP purposes, the Allianz Group amortized the unrecognized transition obligation over 19 years, ending during the year ended December 31, 2005. The Allianz Group adopted SFAS No. 87,

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Employers’ Accounting for Pensions (“SFAS 87”), effective January 1, 1998. The Allianz Group was unable to adopt SFAS 87 as of its effective date, January 1, 1987, due to the unavailability of actuarial data. The 19 year amortization period was applied retroactively to January 1, 1987 to effectively extinguish the transition obligation at the same date as if SFAS 87 were adopted on the effective date.

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

(c) Investments

A summary of the reconciliation adjustments relating to investments is as follows:

	Net Income			Shareholders’ Equity(1)
	For the years ended December 31,			As of December 31,
	2005	2004	2003	2005	2004
	€ mn	€ mn	€ mn	€ mn	€ mn
Impairments of equity securities	(737)	(351)	(1,657)	—	—
Reversal of impairments on debt securities	4	(4)	(168)	—	—
Reversal of realized gains from the disposal of available-for-sale debt and equity securities acquired in transactions between equity holders	(9)	—	—	—	—
Realized gains from equity securities	—	(141)	(157)	—	—
Foreign currency exchange differences from debt securities	(176)	—	—	—	—
Valuation of equity securities	—	—	—	(354)	—
Loans and receivables	—	—	—	857	852

Total	(918)	(496)	(1,982)	503	852

(1)	Shareholders’ equity before minority interests. See reconciliation of minority interests in shareholders’ equity following.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Impairments of equity securities

As described in Note 3, the adoption of IAS 39 revised required a change to the Allianz Group’s impairment criteria for available-for-sale equity securities. In addition, IAS 39 revised required that the Allianz Group no longer establish an adjusted cost basis upon the recognition of an impairment of an equity security. IAS 39 revised required retrospective application of these changes. As of January 1, 2005, the Allianz Group adopted these changes to its accounting policies for US GAAP. However, under US GAAP, retrospective application of these policies was not allowed; therefore, the Allianz Group was required to apply these changes only prospectively under US GAAP.

Therefore, the reconciliation adjustment to net income for the year end December 31, 2005, represents the differences in impairments and realized gains and losses from equity securities, net of policyholder participation, recognized from the application of these accounting policies with different transition rules. The reconciliation adjustments to net income for the years ended December 31, 2004 and 2003, represent the elimination of impairments of equity securities that result from the retrospective application of these changes to the Allianz Group’s accounting policies under IFRS.

Reversals of impairments of debt securities

In accordance with IFRS, if the amount of the impairment previously recorded on a debt security decreases and the decrease can be objectively related to an event occurring after the impairment, such as an improvement in the debtor’s credit rating, the impairment is reversed through net income. Such reversals cannot result in a carrying amount of a security in excess of the carrying amount prior to the impairment. In accordance with US GAAP, reversals of impairments recorded on debt securities are not permitted. Therefore, the reconciliation adjustment to net income represents the elimination of the reversal of impairments on debt securities, net of policyholder participation.

Reversal of realized gains from the disposal of available-for-sale debt and equity securities acquired in transactions between equity holders

As further described under “Acquisitions and Disposals of Minority Interests”, the reconciliation adjustment to net income for the year ended December 31, 2005, includes the reversal of net realized gains, net of policyholder participation, related to disposals of debt and equity securities recorded under IFRS as a result of purchase accounting adjustments recorded in accordance with US GAAP related to transactions with equity holders. As of December 31, 2005, the amount of the cost basis, net of policyholder participation and minority interests, of the related securities was €274 mn higher under US GAAP than under IFRS.

Realized gains from equity securities

On the date the Allianz Group no longer exercises significant influence over an investee accounted for under the equity method, the investment is transferred to securities available-for-sale and it is recorded at fair value with its previous carrying amount becoming its cost basis. The carrying amount prior to transfer, as determined in accordance with IFRS and US GAAP may be different. Subsequent to the transfer, these differences in cost basis are realized upon disposal of the equity securities. As a result of the sale of certain equity securities, which previously were accounted for as associated companies, a difference in the cost basis resulted in a lower amount of realized gains in accordance with US GAAP than in accordance with IFRS.

Foreign currency exchange differences from debt securities

In accordance with IFRS, foreign currency exchange differences from debt securities are recognized in net income. In accordance with US GAAP, foreign currency exchange differences from debt securities are recognized directly in equity as foreign currency translation adjustments. Therefore, the reconciliation adjustment to net income for the year ended December 31, 2005, represents the elimination of the foreign currency exchange differences from debt securities, net of policyholder participation, under US GAAP. During the year ended December 31, 2005, the Allianz Group significantly increased its average balance of debt securities denominated in a foreign currency. This increase, together with the strengthening of the Euro, resulted in the significant amount of foreign

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

currency exchange gains recognized in net income under IFRS. During the years ended December 31, 2004 and 2003, foreign currency exchange differences were not material to the Allianz Group’s net income.

Valuation of equity instruments

In accordance with IFRS, investments in equity instruments that do not have a quoted market price in an active market with fair values that can be reliably measured are recorded at fair value. In accordance with US GAAP, investments in equity instruments that do not have a quoted market price in an active market are recorded at cost. The Allianz Group has an investment in equity instruments that do not have a quoted market price in an active market; however, which the Allianz Group can reliably measure. Therefore, for IFRS reporting purposes the Allianz Group records its investment in equity instruments at fair value with changes in fair value recorded through shareholders’ equity. Under US GAAP the Allianz Group records its investment in these equity instruments at cost. Therefore, the reconciliation adjustment to shareholders’ equity eliminates the unrealized gains recorded under IFRS for these equity instruments.

Loans and receivables

As described in Note 3, as a result of the adoption of IAS 39 revised, the Allianz Group reclassified certain available-for-sale debt securities to loans and advances to banks and loans and advances to customers. IAS 39 revised required retrospective application of this change to the Allianz Group’s accounting policies. In accordance with US GAAP, these securities continue to be classified as available-for-sale debt securities. Therefore, the reconciliation adjustment to shareholders’ equity represents the unrealized gains and losses related to the available-for-sale debt securities, net of policyholder participation, under US GAAP.

(d) Real estate

A summary of the reconciliation adjustments relating to real estate is as follows:

	Net Income			Shareholders’ Equity(1)
	For the years ended December 31,			As of December 31,
	2005	2004	2003	2005	2004
	€ mn	€ mn	€ mn	€ mn	€ mn
Purchase accounting differences resulting from transactions between equity holders	(1)	—	—	117	—
Impairments of real estate	21	(41)	(2)	(20)	(41)
Realized gains from real estate	(211)	(157)	—	(396)	(185)

Total	(191)	(198)	(2)	(299)	(226)

(1)	Shareholders’ equity before minority interests. See reconciliation of minority interests in shareholders’ equity following.

Purchase accounting differences resulting from transactions between equity holders

As further described under “Acquisitions and Disposals of Minority Interests”, the reconciliation adjustment to net income for the year ended December 31, 2005 and shareholders’ equity as of December 31, 2005, includes depreciation expense and a higher cost basis of real estate as a result of purchase accounting adjustments recorded in accordance with US GAAP related to transactions with equity holders.

Impairments of real estate

In accordance with IFRS, if the amount of a previously recognized impairment decreases, the impairment is reversed through net income. However, such reversals do not result in a carrying amount that exceeds what would have been the carrying amount had the impairment not been recorded. In accordance with US GAAP, reversals of impairments recorded on real estate are not permitted. Further, under IFRS to determine if real

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

estate is impaired discounted cash flows are utilized, whereas, under US GAAP undiscounted cash flows are utilized. As a result, certain impairments were recorded under IFRS that were not recorded under US GAAP during the year ended December 31, 2005. Therefore, the reconciliation adjustments to net income and shareholders’ equity represent the elimination of reversals of impairments of real estate less the related accumulated depreciation and differences in impairments recorded during the year ended December 31, 2005.

Realized gains from real estate

The Allianz Group entered into certain sales leaseback transactions that resulted in the Allianz Group recognizing realized gains from the sale of the real estate and treating the leases as operating leases in accordance with IFRS. In accordance with US GAAP, the Allianz Group is required to defer and amortize over the related lease term these realized gains. Therefore, the reconciliation adjustment to net income and shareholder’s equity represents the reversals of realized gains, net of accumulated amortization.

(e) Equity method investees/subsidiaries

As further described under “Acquisitions and Disposals of Minority Interests”, the reconciliation adjustment to net income for the year ended December 31, 2005, includes €50 mn of realized gains as a result of the sale of shares by a subsidiary under US GAAP. These realized gains were recorded directly in shareholders’ equity under IFRS.

In addition, during the first quarter of the year ended December 31, 2003, the Allianz Group reduced its shareholdings in Munich Re from 22.4% to slightly less than 20%. As a result, as of March 31, 2003, Munich Re was no longer accounted for as an associated company. Additionally, on October 23, 2003, the Allianz Group sold a significant part of its 43.6% ownership in Beiersdorf AG to Tchibo Holding AG, Hamburg, HGV Hamburger Gesellschaft für Vermögens und Beteiligungsverwaltung, Hamburg und Troma Alters-und Hinterbliebenenstiftung, Hamburg. The disposal was effective in December 2003 and resulted in Allianz Group’s ownership in Beiersdorf AG being less than 20%. As a result, Beiersdorf AG was no longer accounted for as an associated company at December 31, 2003. The carrying amounts of these two investments were transferred to securities available for sale upon the discontinuation of equity method accounting.

In accordance with IFRS, associated companies are accounted for under the equity method, in which the Allianz Group records its share of the net income or loss of the associate as reported on an IFRS basis. For US GAAP, adjustments have been made to calculate net income and equity of significant associates on the basis of US GAAP. The reconciliation adjustment to net income for the year ended December 31, 2003, results from this difference.

(f) Restructuring charges

Under IFRS, restructuring provisions include certain partial or early retirement provisions that are recognized in their entirety upon the employee accepting the partial or early retirement offer. Under US GAAP, these partial or early retirement provisions are recognized over the service period. Therefore, the reconciliation adjustment to net income and shareholder’s equity represents the recognition of compensation expense.

(g) Deferred compensation

In accordance with terms of employment contracts, the Allianz Group has deferred the payment of certain amounts of incentive compensation awards to employees. Employees vest in the deferred amounts over three years. In accordance with IFRS, these deferred amounts are recognized as expense in the year of the award, which is when the Allianz Group is constructively obligated to pay the award. In accordance with US GAAP, the deferred amounts are recognized as expense over the period in which the employee provides services to the Allianz Group, which is considered to be the three-year vesting period. Therefore, the reconciliation adjustment to net income and shareholder’s equity represents the recognition of compensation expense.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

(h) Guarantees

Under IFRS, guarantees related to indemnifications are not recorded unless it is probable a loss will occur. In accordance with US GAAP, guarantees related to indemnification contracts are required to be recorded at fair value. Related to the sale of certain investments, the Allianz Group recorded a liability related to guarantees for US GAAP.

(i) Financial assets and liabilities designated at fair value through income

As described in Note 3, a result of the adoption of IAS 39 revised, the Allianz Group reclassified certain available-for-sale securities to financial assets designated at fair value through income. Under US GAAP, these financial assets and liabilities will continue to be accounted for as available-for-sale securities. In addition, the Allianz Group reclassified certain financial liabilities to financial liabilities designated at fair value. IAS 39 required retrospective application of these changes. Therefore, the reclassification adjustments to net income and shareholders’ equity represent the elimination of these changes under US GAAP.

(j) Derivatives on own shares

Under IFRS, written put options on own shares which require physical settlement are recorded initially in shareholders’ equity for the option premium received and as a liability, with an offsetting decrease in shareholders’ equity, for the present value of the redemption amount. Until maturity, the liability is accreted to the redemption amount with the change being recorded as interest expense. Under US GAAP, written put options are initially and subsequently recorded as liabilities at fair value with changes recorded in net income. Therefore, the reconciliation adjustment to net income includes the reversal of accretion recorded under IFRS and recording changes in the fair value of the written put options required under US GAAP. The reconciliation adjustment to shareholders’ equity represents the impacts on net income and the reversal of the liability recorded under IFRS for the present value of the redemption amount.

(k) Insurance liabilities

A summary of the reconciliation adjustments relating to insurance liabilities is as follows:

	Net Income			Shareholders’ Equity(1)
	For the years ended December 31,			As of December 31,
	2005	2004	2003	2005	2004
	€ mn	€ mn	€ mn	€ mn	€ mn
Discretionary participation features	5	37	(10)	266	35
Purchase accounting differences resulting from transactions between equity holders	3	—	—	35	—

Total	8	37	(10)	301	35

(1)	Shareholders’ equity before minority interests. See reconciliation of minority interests in shareholders’ equity following.

Discretionary participation features

As described in Note 3, the adoption of IFRS 4 resulted in the Allianz Group recognizing a liability for certain discretionary participating features. IFRS 4 requires retrospective application of this change. Under US GAAP, these discretionary participating features are not recognized. Therefore, the reconciliation adjustment to net income and shareholders’ equity represents the elimination of these liabilities under US GAAP.

Purchase accounting differences resulting from transactions between equity holders

As further described under “Acquisitions and Disposals of Minority Interests”, the reconciliation adjustment to net income for the year ended

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

December 31, 2005 and shareholders’ equity as of December 31, 2005, includes adjustments to the carrying amount of insurance liabilities, including utilization of different discount rates for aggregate policy reserves and discounting reserves for loss and loss adjustment expenses as a result of purchase accounting adjustments recorded in accordance with US GAAP related to transactions with equity holders.

(l) Share based compensation

As described in Note 3, the adoption of IFRS 2 resulted in a change to the Allianz Group’s accounting policy for the Class B Plan of PIMCO LLC. As a result of the shares issued under the Class B plan being puttable by the holder, the shares issued are required to be classified as a cash settled plan under IFRS. Therefore, the shares issued under the plan are recognized as liabilities and measured at fair value with changes recognized in net income. IFRS 2 requires retrospective application of this change. Under US GAAP, the Class B Plan continues to be classified an equity settled plan. Therefore, the reconciliation adjustment to net income and shareholders’ equity represents the elimination of the additional compensation expense recognized under IFRS for these shares.

(m) Income taxes

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

The following table indicates the amounts recognized in US GAAP net income for changes in tax laws and rates related to transactions recognized directly to shareholders’ equity under IFRS:

For the years ended December 31,	2005	2004	2003
	€ mn	€ mn	€ mn
Before elimination of minority interests	(13)	—	25
After elimination of minority interests	(13)	—	(80)

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

The tax effect of all other US GAAP adjustments, primarily investments and intangibles, during the years ended December 31, 2005, 2004 and 2003, amounted to tax benefits of €268 mn, €168 mn and €332 mn, respectively.

The Allianz Group has elected to utilize the portfolio method in its US GAAP accounting treatment for the accumulated deferred tax amounts recorded within shareholders’ equity which relate to the net unrealized gains of available-for-sale securities that are no longer taxable. Under the portfolio method, the accumulated deferred tax amounts recorded within stockholders’ equity will not be recognized in the income statement as income tax expense in future periods as long as the Allianz Group maintains an available-for-sale investment portfolio.

(n) Minority interest in earnings

The reconciliation adjustment to net income represents the effect of the US GAAP adjustments on minority interests in earnings. The reconciliation

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

adjustment to shareholders’ equity represents effect of the US GAAP adjustments on minority interests in shareholders’ equity and the reclassification of minority interests in shareholders’ from equity under IFRS to liability under US GAAP and the reclassification of certain puttable instruments to liabilities.

The following table represents the reconciliation of the Allianz Group’s minority interests in shareholders’ equity between IFRS and US GAAP:

	Shareholders’ Equity
As of December 31,	2005	2004
	€ mn	€ mn
Amounts determined in accordance with IFRS	7,615	7,696
Valuation and recognition differences as noted above	69	36
Reclassification of puttable instruments related to consolidated investment funds from liabilities	3,137	1,389
Reclassification of puttable instruments related to share based compensation from liabilities	598	410

Total	11,419	9,531

Acquisitions and Disposals of Minority Interests

As described in Note 3, the Allianz Group changed its accounting policy for accounting for the acquisition or disposal of a minority interest in shareholders’ equity for subsidiaries, or companies under control, of the Allianz Group. IFRS 3 does not specifically address these transactions, as the scope of IFRS 3 is limited to accounting for transactions in which the Allianz Group obtains control over a company. The Allianz Group has adopted an accounting policy to treat these acquisitions as transactions between equity holders. Therefore, the acquisition of a minority interest does not result in an allocation of the acquisition cost to the respective fair value of the assets acquired and liabilities assumed. Rather, the excess of the acquisition cost over the Allianz Group’s carrying amount is recognized as a reduction of equity. Similarly, the disposal of a minority interest does not result in any realized gain or loss. The Allianz Group has applied this accounting policy to all acquisitions of a minority interest in shareholders’ equity on or after January 1, 2005.

As required under US GAAP, the Allianz Group utilizes purchase accounting to allocate the acquisition cost of an acquisition of a minority interest to the fair value of the assets acquired and liabilities assumed. Further, for disposals of minority interests, the Allianz Group recognizes a realized gain or loss for any difference between the carrying amount of the minority interest disposed and the proceeds received. As result, for transactions involving minority interests after January 1, 2005, the IFRS to US GAAP reconciliation includes the effects of these accounting policies.

The primary transactions impacted by this difference during the year ended December 31, 2005, include the acquisition of an additional interest of 20.7% in Riunione Adriactica di Sicurta S.p.A. (“RAS”) and the acquisition of an additional interest of 3.4% in Allianz Global Investors of America L.P. (“AGI LP”). A summary of the preliminary purchase accounting effects, based upon preliminary valuations, recorded on the date of acquisition of these interests under US GAAP is as follows:

	RAS	AGI LP and other
	€ mn	€ mn
Goodwill	1,148	196
PVFP	334	—
Deferred acquisition costs	(198)	—
Customer relationships	16	—
Real estate	118	—
Reserves for loss and loss adjustment expenses	58	—
Aggregate policy reserves	(30)	—
Deferred tax liabilities	(107)	—

Total	1,339	196

The preliminary purchase accounting effects may be adjusted up to one year from the acquisition date upon the finalization of the valuation process. In addition, the Allianz Group continues to evaluate the recognition of separately identifiable intangible assets and the relevant amortization period for recognized intangible assets.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The goodwill resulting from these transactions has been allocated to the segments expected to benefit from the transactions as follows:

	RAS	AGI LP and other
	€ mn	€ mn
Property-Casualty	949	(15)
Life/Health	111	(6)
Banking	—	—
Asset Management	88	217

Total	1,148	196

Presentation Differences

In addition to the valuation and recognition differences, other differences, essentially related to presentation, exist between IFRS and US GAAP. Although there is no impact on IFRS and US GAAP reported net income or shareholders’ equity due to these differences, it may be useful to understand them to interpret the condensed consolidated financial statements presented in accordance with US GAAP in this note. The following is a summary of presentation differences that relate to the Allianz Group’s consolidated financial statements presented in accordance with IFRS and the condensed consolidated financial statements presented in accordance with US GAAP:

Balance sheet:

1. The Allianz Group’s interest in Eurohypo AG, classified as assets held for sale in other assets under IFRS, is classified in investments under US GAAP, as equity method investees do not qualify for assets held for sale under US GAAP.

2. Investments in associated enterprises and joint ventures are presented in investments excluding funds held by others under reinsurance contracts assumed. Fund held by other under reinsurance contracts are presented in other assets.

3. When the Allianz Group is the lender in a lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the securities received and corresponding obligations to return them. These securities are reflected as assets in the US GAAP condensed balance sheet in the line “Securities received as collateral”. The offsetting liability is presented in the line “Obligation to return securities received as collateral”.

4. Assets and liabilities that qualify for separate account treatment under SOP 03-1 are classified separately on the balance sheet for US GAAP. Investment income related to financial assets for unit linked contracts that do not qualify for this treatment is presented gross in trading income with an offset in benefits, claims, and loss expenses incurred.

5. During 2005, Dresdner Bank AG completed the sale of certain portfolios of loans. For IFRS reporting purposes, the loans were derecognized. For US GAAP reporting purposes, the transactions did not meet the criteria to be derecognized. Therefore, the loans are included in loans (net) with a corresponding amount included in other liabilities. In addition, Dresdner Bank AG completed a synthetic sale of certain private equity investments. For IFRS reporting purposes the private equity investments were derecognized. For US GAAP reporting purposes, the transactions did not meet the criteria to be derecognized. Loans to banks and customers are presented as loans (net).

6. Other assets are allocated among interest and fees receivable, premium and insurance balances receivables (net), reinsurance recoverables, deferred policy acquisition costs, and other assets.

7. Deferred tax assets and liabilities are presented net.

8. Unearned premiums included in insurance reserves are disclosed separately.

9. Liabilities to banks and liabilities to customers, less amounts for repurchase agreements and registered bonds, are presented separately as deposits.

10. Certificated liabilities, participation certificates and subordinated liabilities, registered bonds and amounts for repurchase agreements are presented as short-term borrowings and long-term debt.

11. Other accrued liabilities, other liabilities, and deferred income are presented within other liabilities.

12. Minority interests in consolidated subsidiaries are excluded from shareholders’ equity.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Income statement:

13. Other income from investments and other expenses from investments is presented net as realized investment gains and losses.

14. Fee and commission income is presented net of fee and commission expenses by reclassification from acquisition and administrative expenses and other expenses. Other fees are reclassified from other income.

15. Interest and similar expenses are primarily allocated among interest on deposits, interest on short-term borrowings, and interest on long-term debt, as appropriate.

16. Administrative expenses from the Banking and Asset Management segments are presented in other expenses.

17. Reinsurance expenses are reclassified from other expenses to acquisition and administrative expenses.

18. Other taxes are reclassified from taxes to other expenses.

19. Income from investments in associated enterprises and joint ventures is presented outside of revenues.

20. Results from discontinued operations is shown net in the income statement. As described in note 13, the disposal of Four Seasons Health Care Ltd. and BetterCare Group Limited meet the qualifications for discontinued operations under US GAAP.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Condensed consolidated balance sheet information

The following is condensed consolidated balance sheet information of the Allianz Group, reformatted to reflect the impacts of the valuation, recognition and presentation differences between IFRS and US GAAP:

As of December 31,	Reference	US GAAP		IFRS Reformatted
		2005	2004	2005	2004
		€ mn	€ mn	€ mn	€ mn
Assets
Cash and cash equivalents		31,647	15,628	31,647	15,628
Trading account assets	i	212,463	220,001	235,007	240,574
Investments	c, d, i, 1 , 2	356,200	323,742	283,443	252,483
Securities received as collateral	3	11,300	26,199	—	—
Separate account assets	4	20,953	15,851	—	—
Loans (net)	c, 5	271,569	313,839	336,808	377,223
Loans held for sale		—	1,591	—	—
Interest and fees receivable	6	5,474	5,286	5,474	5,286
Premium and insurance balances receivables (net)	6	7,691	7,579	7,691	7,579
Reinsurance recoverables	6	24,589	24,447	24,589	24,447
Deferred policy acquisition costs	a, 6	15,389	13,474	15,586	13,474
Goodwill and other intangible assets	a, b	20,565	18,786	15,385	15,147
Other assets	d, h, l, 1, 2, 5, 6	26,848	24,907	27,655	24,338

Total assets		1,004,688	1,011,330	983,285	976,179

Liabilities and Shareholders’ Equity
Insurance policy and claims reserves	c, i, k, 4, 8	382,522	343,145	345,834	314,330
Deposits	i, 9	201,211	220,677	201,033	220,533
Liabilities held for separate accounts		20,953	15,848	—	—
Unearned premiums	8	13,303	12,050	13,303	12,050
Short-term borrowings	10	135,101	151,622	135,101	151,622
Long-term debt	10	48,326	47,330	48,069	47,311
Trading account liabilities	i, j, 4	85,150	102,141	144,640	145,137
Obligations to return securities	3	11,300	26,199	—	—
Net deferred tax liabilities	a, b, c, d, f, g, h, i , j, k, l, 7	226	948	25	211
Other liabilities	b, d, f, g, h, l, 5, 11	50,794	48,459	48,178	47,294

Total liabilities		948,886	968,419	936,183	938,488
Minority interests in consolidated subsidiaries	c, d, h, i , k, l, 12	11,419	9,531	7,615	7,696
Shareholders’ equity before minority interests	a, b, c, d, f, g, h, i , j, k, l	44,383	33,380	39,487	29,995

Total liabilities and shareholders’ equity		1,004,688	1,011,330	983,285	976,179

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Condensed consolidated income statement information

The following is condensed consolidated income statement information of the Allianz Group, reformatted to reflect the impacts of the valuation, recording and presentation differences between IFRS and US GAAP:

For the years ended December 31,	Reference	US GAAP			IFRS Reformatted
		2005	2004	2003	2005	2004	2003
		€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)		57,747	56,789	55,978	57,747	56,789	55,978
Interest and similar income	20	22,315	21,041	22,592	22,341	20,956	22,510
Trading income	i, j, 4, 20	3,513	2,813	243	1,159	1,658	519
Realized investment gains and losses (net)	c, d, 13	1,977	1,716	(721)	3,031	2,507	3,038
Commissions and fees	14, 20	6,746	5,902	5,418	7,318	6,065	5,418
Other income	14, 20	1,737	2,016	3,021	1,739	1,993	3,074

Total income		94,035	90,277	86,531	93,335	89,968	90,537

Interest on deposits	15, 20	(2,719)	(1,993)	(2,297)	(2,719)	(1,950)	(2,297)
Interest on short-term borrowings	15, 20	(793)	(1,380)	(2,096)	(793)	(1,379)	(2,096)
Interest on long-term debt	15, 20	(2,780)	(2,350)	(2,478)	(2,858)	(2,374)	(2,478)

Total interest expense		(6,292)	(5,723)	(6,871)	(6,370)	(5,703)	(6,871)

Total income, net of interest expense		87,743	84,554	79,660	86,965	84,265	83,666

Benefits, claims, and loss expenses incurred	c, k	(56,171)	(53,326)	(50,432)	(53,797)	(52,255)	(52,240)
Provision for loan losses		109	(354)	(1,027)	109	(354)	(1,027)

Total provisions for losses, loss expenses, and loan losses		(56,062)	(53,680)	(51,459)	(53,688)	(52,609)	(53,267)

Insurance underwriting, acquisition and insurance expenses	a, c, 13, 20	(15,149)	(14,994)	(13,807)	(15,560)	(15,079)	(14,061)
Goodwill and other intangibles amortization	a	(264)	(349)	(507)	—	(1,164)	(1,413)
Other expenses	f, g, l, 14, 16, 17, 18, 20	(10,749)	(10,718)	(14,162)	(11,146)	(11,147)	(14,128)

Total operating expenses		(26,162)	(26,061)	(28,476)	(26,706)	(27,390)	(29,602)

Income before income (net) from investments in associated enterprises and joint ventures, income tax expense, and minority interests		5,519	4,813	(275)	6,571	4,266	797
Income (net) from investments in associated enterprises and joint ventures	d, h, 19, 20	1,037	768	3,115	1,257	777	3,014
Income tax (expense)/benefit	a, b, c, d, e, f, g, h, i, j, k, l, 18, 20	(1,794)	(1,443)	163	(2,062)	(1,609)	(194)

Income before minority interests		4,762	4,138	3,003	5,766	3,434	3,617
Minority interests in income of consolidated subsidiaries	c, d, h, i, k, l, 20	(1,078)	(1,248)	(758)	(1,386)	(1,168)	(926)

Income from continuing operations		3,684	2,890	2,245	4,380	2,266	2,691
Discontinued operations	19	9	(9)	—	—	—	—

Net income		3,693	2,881	2,245	4,380	2,266	2,691

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Cash flows

The cash flow statement has been prepared under the provisions of IAS 7, Cash Flow Statements (“IAS 7”). The presentation requirements of IAS 7 vary in some respects from the presentation requirements of US GAAP. These presentation differences are summarized as follows:

Cash flows from operating activities include the following item that would be included in cash flows from investing activities under US GAAP:

During the year ended December 31,	2005	2004	2003
	€ mn	€ mn	€ mn
Change in loans and advances to banks and customers	(2,451)	(726)	14,768

Cash flows from operating activities include the following items that would be included in cash flows from financing activities under US GAAP:

During the year ended December 31,	2005	2004	2003
	€ mn	€ mn	€ mn
Change in liabilities to banks and customers	(18,418)	(16,926)	19,842
Change in certificated liabilities	1,569	5,786	(14,393)

Net income per share

Net income per share is calculated excluding the effect of Allianz AG shares held by associated companies. During the years ended December 31, 2005 and 2004, associated companies did not hold any Allianz AG shares (2003: weighted-average of 3,728,666).

Recently issued US accounting pronouncements

In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”). FAS 115-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. FSP 115-1 is effective for the year ending December 31, 2006.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”) and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Due to ongoing discussions at the FASB, the Allianz Group has elected not to early adopt SFAS 123R. SFAS 123R is effective for the year ending December 31, 2006.

In November 2005, the FASB issued FASB Staff Position No. 45-3, Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or its Owners (“FSP No. 45-3”), which amended FASB Interpretation No. 45 to require that the recognition and measurement provisions be applied to new or modified minimum revenue guarantees. FSP No. 45-3 is effective for the year ended December 31, 2006.

In September 2005, AcSEC issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (“SOP 05-1”). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FASB No. 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 is effective for the year ended December 31, 2007.

In February 2006, the FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments (“SFAS 155”). SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would require bifurcation. SFAS 155 is effective for the year ended December 31, 2007.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The Allianz Group is currently assessing the impact of the new standards on its condensed consolidated financial statements presented in accordance with US GAAP contained in this footnote.

Recently adopted US accounting pronouncements

In March 2004, the EITF reached consensus on Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128 (“EITF 03-6”). EITF 03-6 provides guidance in determining whether a security should be considered a participating security for purposes of computing earnings per share and how earnings should be allocated to the participating security. EITF 03-6 was effective for the year ended December 31, 2005 and did not have a material effect on the Allianz Group’s condensed consolidated financial statements presented in accordance with US GAAP contained in this footnote.

In March 2004, the EITF reached consensus on Issue No. 03-16, Accounting for Investments in Limited Liability Companies (“EITF 03-16”). EITF 03-16 provides guidance regarding whether a limited liability company should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a noncontrolling investment should be accounted for using the cost method or the equity method of accounting. EITF 03-16 was effective for the year ended December 31, 2005 and did not have a material effect on the Allianz Group’s condensed consolidated financial statements presented in accordance with US GAAP contained in this footnote.

In June 2004, the EITF reached a consensus on Issue 02-14, Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means (“EITF 02-14”). The consensus reached indicates that in situations where an investor has the ability to exercise significant influence over the investee, an investor should apply the equity method of accounting only when it has either common stock or “in-substance” common stock of a corporation. EITF 02-14 prohibits the application of the equity method in instances where an investment is neither common stock nor “in-substance” common stock. EITF 02-14 was effective for the year ended December 31, 2005 and did not have a material effect on the Allianz Group’s condensed consolidated financial statements presented in accordance with US GAAP contained in this footnote.

In December 2003, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 03-3 (“SOP 03-3”), Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses the accounting for certain loans acquired in a transfer when it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. SOP 03-3 requires acquired loans with evidence of credit deterioration to be recorded at fair value and prohibits recording any valuation allowance related to such loans at the time of purchase. This SOP limits the yield that may be accreted on such loans to the excess of the investor’s estimated cash flows over its initial investment in the loan. The excess of contractual cash flows over cash flows expected to be collected is not to be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected are recognized as impairment. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. SOP 03-3 was effective for the year ended December 31, 2005 and did not have a material effect on the Allianz Group’s condensed consolidated financial statements presented in accordance with US GAAP contained in this footnote.

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

The Allianz Group is involved with a variety of VIEs including asset securitization entities, investment funds and investment conduits. The Allianz Group is involved in asset securitization entities through arranging, facilitating, and in certain cases, managing investment conduits for banking customers in connection with asset-backed security transactions where the VIEs receive the underlying assets, such as trade or finance receivables from the Allianz Group’s banking customers and securitizes such assets to provide customers with cost-efficient financing.

In providing these services, the Allianz Group may in some instances have a financial interest in such financing structures. However, the risk of financial loss may be mitigated through participations in such losses by other third-party investors.

The Allianz Group also engages in establishing and managing investment fund VIEs with the goal of developing, marketing and managing these funds. During the establishment phase of these funds, the Allianz Group may provide initial capital for the VIEs to acquire securities until sufficient third-party investors purchase participations in the funds or the VIEs are terminated. Certain of these VIE’s funds may include capital maintenance and/or performance guarantees given to the investors. These guarantees differ both in terms of amount and duration according to the relevant arrangements. The Allianz Group receives fee and commission income from investors for the management of these VIEs.

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table reflects all VIEs for which the Allianz Group is the primary beneficiary, however does not hold a majority voting interest. These VIEs are consolidated in the Allianz Group’s consolidated financial statements.

	As of December 31, 2005
Type of VIE	Total assets	Consolidated assets which are collateral for VIE’s obligations	Amount of consolidated assets which are collateral for VIE’s obligations	Creditor’s recourse to Allianz Group assets
	€ mn		€ mn	€ mn
Asset-backed securities transaction	23,233	Various receivables and corporate notes	23,233	—
Derivatives transactions	4,443	Derivatives, equity and cash balances	4,443	—
Investment funds	23	Fixed income, foreign exchange and derivative instruments	23	—
Other	335	Various receivables, equity instruments and cash and cash equivalents	335	—

Total	28,034		28,034	—

The following table reflects the VIEs for which the Allianz Group has a significant variable interest but which are not consolidated as the Allianz Group is not the primary beneficiary.

Type of VIE	As of December 31, 2005,
	Nature of Allianz Group’s involvement with VIEs	Total assets	Allianz Group’s maximum exposure to loss
		€ mn	€ mn
Investment funds	Guarantee obligations	2,285	1,076
Investment funds	Investment manager and/or equity holder	281	10
Vehicles primarily used for asset-backed security transactions	Arranger, establisher, servicer, liquidity provider and/or investment counterparty	24,251	672
Vehicles used for CBO and CDO transactions	Investment manager and/or equity holder	8,669	2
Other	Equity holder	784	275

Total		36,270	2,035

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

48     Selected subsidiaries and other holdings

OPERATING SUBSIDIARIES—GERMANY	Equity	% owned(*)
	€ mn
AGIS Allianz Dresdner Informationssysteme GmbH, Munich	208	100.0
Allianz Capital Partners GmbH, Munich	550	100.0
Allianz Dresdner Bauspar AG, Bad Vilbel	6	100.0
Allianz Global Investors Advisory GmbH, Frankfurt am Main	3	100.0
Allianz Global Investors AG, Munich	3,036	100.0
Allianz Global Risks Rückversicherungs-AG, Munich	351	100.0
Allianz Immobilien GmbH, Stuttgart	5	100.0
Allianz Lebensversicherungs-Aktiengesellschaft, Stuttgart	1,396	91.0
Allianz Marine & Aviation Versicherungs-AG, Hamburg	122	100.0
Allianz Pensionskasse AG, Stuttgart	116	100.0
Allianz Private Equity Partners GmbH, Munich	0.04	100.0
Allianz Private Krankenversicherungs-Aktiengesellschaft, Munich	335	100.0
Allianz ProzessFinanz GmbH, Munich	0.4	100.0
Allianz Versicherungs-Aktiengesellschaft, Munich	2,386	100.0
Allianz Zentrum für Technik GmbH, Munich	0.2	100.0
Bayerische Versicherungsbank AG, Munich (was merged in January 2006 retroactively effective October 1, 2005 into Allianz Versicherungs-Aktiengesellschaft, Munich)	275	100.0
DEGI Deutsche Gesellschaft für Immobilienfonds mbH, Frankfurt am Main	124	94.0
Deutsche Lebensversicherungs-AG, Berlin	40	100.0
Deutscher Investment-Trust Gesellschaft für Wertpapieranlagen mbH, Frankfurt am Main	115	100.0
Dresdner Bank AG, Frankfurt am Main	7,533	100.0
dresdner bank investment management Kapitalanlagegesellschaft mbH, Frankfurt am Main	24	100.0
Euler Hermes Kreditversicherungs-AG, Hamburg	161	100.0
Frankfurter Versicherungs-AG, Frankfurt am Main (was merged in January 2006 retroactively effective October 1, 2005 into Allianz Versicherungs-Aktiengesellschaft, Munich)	299	100.0
Münchner und Magdeburger Agrarversicherung AG, Munich	5	58.5
Oldenburgische Landesbank AG, Oldenburg	94	89.4
Reuschel & Co. Kommanditgesellschaft, Munich	234	97.5
Vereinte Spezial Krankenversicherung AG, Munich	4	100.0
Vereinte Spezial Versicherung AG, Munich	45	100.0

(*)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100%.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

OPERATING SUBSIDIARIES—OTHER COUNTRIES	Equity	% owned(1)
	€ mn
Adriática de Seguros C. A., Caracas	20	97.0
AGF Allianz Argentina Compania de Seguros Generales S. A., Buenos Aires	23	100.0
AGF Asset Management S. A., Paris	66	99.9
AGF Belgium Insurance S. A., Brussels	209	100.0
AGF Brasil Seguros S. A., Sao Paulo	107	72.5
AGF La Lilloise S. A., Paris	57	100.0
Alba Allgemeine Versicherungs-Gesellschaft, Basel	31	100.0
Allianz Australia Limited, Sydney	992	100.0
Allianz Bulgaria Insurance and Reinsurance Company Ltd., Sofia	22	78.0
Allianz Bulgaria Life Insurance Company Ltd., Sofia	9	99.0
Allianz Compañía de Seguros y Reaseguros S. A., Barcelona	504	99.9
Allianz Cornhill Insurance plc., Guildford	1,266	98.0	(2)
Allianz Dazhong Life Insurance Company Ltd., Shanghai	6	51.0
Allianz Egypt Insurance Company S. A. E., Cairo	12	85.0
Allianz Egypt Life Company S. A. E., Cairo	10	96.0
Allianz Elementar Lebensversicherungs-Aktiengesellschaft, Vienna	57	100.0
Allianz Elementar Versicherungs-Aktiengesellschaft, Vienna	393	100.0
Allianz Europe Ltd., Amsterdam	451	100.0
Allianz Fire and Marine Insurance Japan Ltd., Tokyo	7	100.0
Allianz Generales du Laos Ltd., Laos	4	51.0
Allianz General Insurance Company S. A., Athens	27	100.0
Allianz General Insurance Malaysia Berhad p.l.c., Kuala Lumpur	68	98.7
Allianz Global Investors Distributors LLC, Stamford	36	100.0
Allianz Global Investors Hong Kong Ltd., Hong Kong	47	100.0
Allianz Global Investors Ireland Ltd., Dublin	6	100.0
Allianz Global Investors Korea Limited, Seoul	22	100.0
Allianz Global Investors Luxembourg S. A., Luxembourg	67	100.0
Allianz Global Investors of America L. P., Delaware	806	97.0
Allianz Global Investors Taiwan (SITE) Ltd., Taipeh	10	100.0
Allianz Global Risks US Insurance Company, Burbank	4,199	100.0
Allianz Hungária Biztosító Rt., Budapest	150	100.0
Allianz Insurance (Hong Kong) Ltd., Hong Kong	8	100.0
Allianz Insurance Company of Singapore Pte. Ltd., Singapore	16	100.0
Allianz Irish Life Holdings p.l.c., Dublin	362	66.4
Allianz Life Insurance Co. Ltd., Seoul	422	100.0
Allianz Life Insurance Company of North America, Minneapolis	2,802	100.0
Allianz Life Insurance Company S. A., Athens	21	100.0
Allianz Life Insurance Malaysia Berhad p.l.c., Kuala Lumpur	20	100.0
Allianz Marine & Aviation (France), Paris	129	100.0
Allianz México S. A. Compañía de Seguros, Mexico-City	83	100.0
Allianz Nederland Levensverzekering N.V., Utrecht	263	100.0
Allianz Nederland Schadeverzekering N.V., Rotterdam	384	100.0
Allianz of America Inc., Wilmington	9,468	100.0
Allianz poistóvna a.s., Prague	92	100.0

(1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100%.
(2)	99.99 % of the voting share capital.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

OPERATING SUBSIDIARIES—OTHER COUNTRIES	Equity	% owned(1)
	€ mn
Allianz President Life Insurance Co. Ltd., Taipeh	57	50.0	(2)
Allianz Re Dublin Ltd., Dublin	14	100.0
Allianz Risk Transfer AG, Zurich	390	100.0
Allianz Slovenská poist’ovna a. s., Bratislava	267	84.6
ALLIANZ SUBALPINA S. p. A. SOCIETÀ DI ASSICURAZIONI E RIASSICURAZIONI, Turin	282	98.0
Allianz Suisse Lebensversicherungs-Gesellschaft, Zurich	377	100
Allianz Suisse Versicherungs-Gesellschaft, Zurich	612	100.0
Allianz Tiriac Insurance S. A., Bucharest	45	51.6
Allianz Underwriters Insurance Company, Burbank	41	100.0
Allianz (UK) Limited, Guildford	1,406	100.0
Allianz Worldwide Care Ltd., Dublin	18	100.0
Allianz Zagreb d.d., Zagreb	14	80.1
Assurances Générales de France, Paris	7,022	61.0
Assurances Générales de France IART S. A., Paris	2,291	100.0
Assurances Générales de France Vie S. A., Paris	2,703	100.0
Assurances Générales du Laos Ltd., Laos	4	51.0
Banque AGF S. A., Paris	358	100.0
Colseguros Generales S. A., Bogota	40	100.0
Commercial Bank Allianz Bulgaria Ltd., Sofia	21	99.6
Compagnie d’Assurance de Protection Juridique S. A., Zug	11	100.0
Companhia de Seguros Allianz Portugal S. A., Lissabon	158	64.8
Dresdner Bank Luxemburg S. A., Luxembourg	160	100.0
Dresdner Bank (Schweiz) AG, Zurich	22	99.8
Dresdner Kleinwort Wasserstein (Japan) Limited, Hong Kong	115	100.0
Dresdner Kleinwort Wasserstein (South East Asia) Ltd., Singapore	186	100.0
ELVIA Reiseversicherungs-Gesellschaft AG, Zurich	135	100.0
Euler Hermes Crédito Compañía de Seguros y Reaseguros, S. A., Madrid	8	100.0
EULER HERMES SFAC. S. A., Paris	312	100.0
Eurovida, S. A. Compañía de Seguros y Reaseguros, Madrid	42	51.0
Fireman’s Fund Insurance Company, Novato	2,994	100.0
Four Seasons (JDM) Ltd., Wilmslow (former: Four Seasons Health Care Ltd., Wilmslow)	184	100.0
GENIALLOYD S. p. A., Milan	56	100.0
Insurance Joint Stock Company „Allianz”, Moscow	7	100.0
Lloyd Adriatico S. p. A., Triest	935	99.7
Mondial Assistance S. A. S., Paris Cedex	44	100.0
NFJ Investment Group LP, Dallas	3	100.0
Nicholas Applegate Capital Management LLC, Delaware	17	100.0
Oppenheimer Capital LLC, Delaware	5	100.0
Pacific Investment Management Company LLC, Delaware	196	85.0
Privatinvest AG, Salzburg	40	74.0
PT Asuransi Allianz Life Indonesia p.l.c, Jakarta	13	99.8
PT Asuransi Allianz Utama Indonesia Ltd., Jakarta	15	75.4
RAS ASSET MANAGEMENT Socièta di gestione del risparmio S. p. A., Milan	42	100.0
RAS Tutela Giudiziaria S. p. A., Milan	11	100.0
RB Vita S. p. A., Milan	236	100.0

(1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100%.
(2)	Controlled by the Allianz Group.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

OPERATING SUBSIDIARIES—OTHER COUNTRIES	Equity	% owned(*)
	€ mn
RCM Capital Management LLC, San Francisco	25	100.0
RCM (UK) Ltd., London	27	100.0
Riunione Adriatica di Sicurtà S. p. A., Milan	4,862	76.3
TU Allianz Polska S. A., Warsaw	56	100.0
TU Allianz Zycie Polska S. A., Warsaw	13	100.0
Veer Palthe Voûte (VPV) N.V., Gouda	14	100.0
Wm. H McGee & Co. Inc., New York	2	100.0

(*)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100%.

ASSOCIATED ENTERPRISES(1)	Equity	% owned(2)
	€ mn
Eurohypo AG, Frankfurt am Main(2)	5,998	21.1
AGF Eurocash	3,147	20.5
Deutsche Schiffsbank AG, Bremen und Hamburg	445	40.0
Objective Japon	251	19.9	(4)
Oddo, Paris	222	27.0
Oddo Generation C	173	36.3
Kommanditgesellschaft Allgemeine Leasing GmbH & Co., Grünwald	155	40.5
Cofitem Cofimur, Paris	148	21.8
Koç Allianz Sigorta T.A.S., Istanbul	138	37.1
Captain Holding S.à.r.l., Luxembourg	128	46.0
Depfa Holding III, Frankfurt	115	22.4
Oddo Euro Index AC	110	22.0
Oddo Capital Europe	101	19.7	(4)
PHRV (Paris Hotels Roissy Vaugirard), Paris	86	24.9
Russian People’s Insurance Society “Rosno”, Moskow	78	47.4
Rendite Partner Gesellschaft für Vermögensverwaltung-mbH, Frankfurt am Main	77	33.3
Koç Allianz Hayat ve Emeklilik A.S. (Koç Allianz Life and Pension Company), Istanbul	57	38.0
Ayudhya Allianz C.P. Life Public Company Limited, Bangkok	52	25.0
Allianz Bajaj Life Insurance Company Limited, Pune (Indien)	43	26.0
EUROPENSIONES S. A.—Entidad Gestora de Fondos de Pensiones, Madrid	37	49.0
Compania de Seguro de Creditos S. A. (Cosec), Portugal	34	41.4
Dresdner-Cetelem Bank GmbH, Munich	22	49.9

(1)	Associated enterprises are all those enterprises other than affiliated enterprises or joint ventures, in which the Allianz Group has an interest of between 20% and 50% regardless of whether a significant influence is exercised or not. The presented associated enterprises represent 90% of total carrying amount of investments in associated enterprises.
(2)	Including shares held by dependent subsidiaries.
(3)	Included in assets held for sale in the consolidated financial statements.
(4)	Significant influence

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

OTHER SELECTED HOLDINGS IN LISTED COMPANIES(1)	Market value	owned(2)	Group equity	Net Profit	Balance sheet date
	€ mn	%	€ mn	€ mn
Banco Popular Español S. A., Madrid	1,170	9.4	4,946	888	12/31/2004
Banco BPI S. A., Porto	251	8.8	1,242	251	12/31/2005
BASF AG, Ludwigshafen	862	2.6	15,766	1,883	12/31/2004
Bayer AG, Leverkusen	1,122	4.4	12,379	603	12/31/2004
Bayerische Motorenwerke AG, Munich	1,012	4.1	17,517	2,222	12/31/2004
Beiersdorf AG, Hamburg	642	7.3	1,033	296	12/31/2004
BNP Paribas S.A., Paris	528	0.9	45,993	5,852	12/31/2005
E.ON AG, Düsseldorf	1,925	3.2	37,704	4,339	12/31/2004
ENI S.p.A., Roma	848	0.9	28,318	7,274	12/31/2004
GEA Group AG, Bochum	205	10.1	1,686	62	12/31/2004
Heidelberger Druckmaschinen AG, Heidelberg	340	12.2	1,230	55	3/31/2005
KarstadtQuelle AG, Essen	228	8.5	620	(1,631)	12/31/2004
Linde AG, Wiesbaden	906	11.5	4,081	274	12/31/2004
Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich	2,573	9.8	20,737	1,833	12/31/2004
Nestle S.A., Vevey	619	0.6	25,899	4,319	12/31/2004
Rhön-Klinikum AG, Bad Neustadt/Saale	112	6.7	569	76	12/31/2004
RWE AG, Essen	1,297	4.1	11,193	2,137	12/31/2004
Sanofi-Aventis S.A., Paris	727	0.7	35,933	(3,610)	12/31/2004
Schering AG, Berlin	1,253	11.4	3,026	500	12/31/2004
Sequana Capital, Paris	375	14.8	1,779	(64)	12/31/2004
Siemens AG, Munich	802	1.2	27,773	2,248	9/30/2005
Süd Chemie AG, Munich	104	19.0	224	20	12/31/2004
Total S. A., Paris	1,055	1.2	31,889	9,612	12/31/2004
Unicredito Italiano S.p.A., Milan	1,954	3.2	15,165	2,131	12/31/2004
Zagrebacka Banka d.d., Zagreb	217	13.7	750	90	12/31/2004

(1)	Market value greater than or equal to €100 mn and percentage of shares owned greater than or equal to 5%, or market value greater than or equal to €500 mn, excluding trading portfolio of banking business.
(2)	Including shares held by dependent subsidiaries (incl. consolidated investment funds).

SCHEDULE I

SUMMARY OF INVESTMENTS(1)

As of December 31, 2005

	Amortized cost	Fair Value	Amount shown in balance sheet
	€ mn	€ mn	€ mn
Debt securities:
Government and agency mortgage-backed securities (residential and commercial)	9,894	9,651	9,651
Corporate mortgage-backed securities (residential and commercial)	3,265	3,271	3,271
Other asset-backed securities	3,381	3,415	3,415
Government Bonds:
Germany	15,941	16,742	16,734
Italy	23,906	25,248	25,206
France	16,250	17,893	17,893
United States	9,527	9,644	9,644
Spain	8,484	9,304	9,304
Belgium	4,438	4,736	4,736
Austria	4,094	4,313	4,311
All other countries	28,896	29,938	29,868
Corporate Bonds:
Public utilities	3,283	3,435	3,433
All other corporate bonds	72,472	75,591	75,439
Other	1,592	1,744	1,744

Total debt	205,423	214,925	214,649
Equity securities:
Common stocks:
Public utilities	4,985	7,795	7,795
Banks, insurance companies, funds	11,591	17,398	17,398
Industrial, miscellaneous and all other	21,432	31,769	31,769
Non-redeemable preferred stocks	149	168	168

Total equity securities	38,157	57,130	57,130
Mortgage loans on real estate	26,753	26,753	26,753
Real Estate	9,569	12,901	9,569
Policy loans	1,810	1,810	1,810
Certificates of deposit	2,120	2,120	2,120
Short-term investments	3,172	3,172	3,172

Total investments	287,004	318,811	315,203

(1)	Includes all Allianz Group investments except trading portfolios.

SCHEDULE II

ALLIANZ AKTIENGESELLSCHAFT

PARENT ONLY CONDENSED FINANCIAL STATEMENTS BALANCE SHEETS (IFRS BASIS)

As of December 31,	2005	2004
	€ mn	€ mn
Assets:
Investment in subsidiaries and affiliates	68,324	50,895
Other invested assets	16,048	19,887
Insurance reserves ceded	3,310	3,479
Cash funds and cash equivalents	59	40
Other assets	6,506	6,174

	94,247	80,475

Liabilities and Shareholders’ Equity:
Insurance reserves	13,540	16,039
Participation certificates and subordinated liabilities	6,629	5,126
Certificated liabilities	1,912	2,191
Other liabilities	32,679	27,124

	54,760	50,480
Shareholders’ equity	39,487	29,995

	94,247	80,475

SCHEDULE II

ALLIANZ AKTIENGESELLSCHAFT

PARENT ONLY CONDENSED FINANCIAL STATEMENTS

STATEMENTS OF INCOME (IFRS BASIS)

For the years ended December 31,	2005	2004	2003
	€ mn	€ mn	€ mn
Revenues:
Net premiums earned	3,291	3,627	3,608
Investment income	2,736	1,165	686
Other income	582	114	433

	6,609	4,906	4,727
Expenses:
Insurance benefits	2,195	2,601	2,855
Acquisition costs and administrative expenses	1,058	1,081	1,160
Investment expense	1,412	1,998	1,707
Other expense	1,052	478	704

	5,717	6,158	6,426

Income before tax	892	(1,252)	(1,699)
Taxes	571	110	797

Income before equity in undistributed net income of subsidiaries	1,463	(1,142)	(902)
Equity in undistributed net income of subsidiaries	2,917	3,408	3,593

Net Income	4,380	2,266	2,691

SCHEDULE II

ALLIANZ AKTIENGESELLSCHAFT

PARENT ONLY CONDENSED FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS (IFRS BASIS)

For the years ended December 31,	2005	2004	2003
	€ mn	€ mn	€ mn
Cash flows from operating activities:
Net income	4,380	2,266	2,691
Adjustments to reconcile net income to cash provided by operating activities:
Equity in undistributed net income of consolidated subsidiaries	(2,917)	(3,408)	(3,593)
Change in insurance reserves—net	(2,330)	(631)	(769)
Change in other assets	(332)	2,250	(1,992)
Change in other liabilities	5,555	(14,167)	2,530

Net cash (used) provided by operating activities	4,356	(13,690)	(1,133)

Cash flows from investing activities:
Change in investments in subsidiaries	(17,429)	4,835	(2,706)
Change in other invested assets	3,839	4,663	(3,821)

Net cash provided (used) in investing activities	(13,590)	9,498	(6,527)

Cash flows from financing activities:
Change in certificated liabilities, participation certificates and subordinated liabilities	1,224	1,075	(218)
Net proceeds from issuance of common stocks and additional paid in capital	2,183	86	4,562
Dividends paid	(674)	(551)	(374)
Other changes in shareholders’ capital	6,520	3,609	3,662

Net cash provided (used) by financing activities	9,253	4,219	7,632

Net increase (decrease) in cash	19	27	(28)
Cash at January 1	40	13	41

Cash at December 31	59	40	13

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION(1)

	Deferred policy acquisition Costs GROSS	Future policy benefits, losses, claims and loss expense GROSS	Unearned premiums GROSS	Other policy claims and benefits payable GROSS	Premium revenue (earned) NET
	€ mn	€ mn	€ mn	€ mn	€ mn
At and for the year ended December 31, 2005:
Life/Health	12,735	248,510	333	27,079	19,969
Property-Casualty	3,938	68,026	12,970	2,223	37,778

Total	16,673	316,536	13,303	29,302	57,747

At and for the year ended December 31, 2004:
Life/Health	10,378	229,206	228	20,264	19,382
Property-Casualty	3,998	62,998	11,822	1,858	37,407

Total	14,376	292,204	12,050	22,122	56,789

At and for the year ended December 31, 2003:
Life/Health	9,417	216,790	236	14,677	19,402
Property-Casualty	3,416	63,874	11,962	1,873	36,576

Total	12,833	280,664	12,198	16,550	55,978

(1)	After eliminating intra-Allianz Group transactions between segments.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION(1)

	Investment income NET	Benefits claims, losses and settlement expenses NET	Amortization of deferred policy acquisition costs NET	Other operating expenses NET	Premiums written NET
	€ mn	€ mn	€ mn	€ mn	€ mn
At and for the year ended December 31, 2005:
Life/Health	14,057	27,811	1,270	2,121	20,065
Property-Casualty	6,793	25,986	2,675	6,271	38,271

Total	20,850	53,797	3,945	8,392	58,336

At and for the year ended December 31, 2004:
Life/Health	12,448	27,464	1,093	2,305	19,454
Property-Casualty	4,552	26,028	1,569	6,127	37,666

Total	17,000	53,492	2,662	8,432	57,120

At and for the year ended December 31, 2003:
Life/Health	11,238	25,808	120	3,472	19,438
Property-Casualty	6,999	26,431	410	6,766	37,305

Total	18,237	52,239	530	10,238	56,743

(1)	After eliminating intra-Allianz Group transactions between segments.

SCHEDULE IV

SUPPLEMENTARY REINSURANCE INFORMATION(3)

	Direct gross amount	Ceded to other companies	Assumed from other companies	Net amount	Amount assumed to net
	€ mn	€ mn	€ mn	€ mn
2005:
Life insurance in force	724,484	(70,885)	23,119	676,718	3.42%

Premiums earned:
Life/Health insurance(1)	20,612	(884)	241	19,969	1.21%
Property-Casualty insurance, including title insurance(2)	40,168	(5,409)	3,019	37,778	7.99%

Total premiums	60,780	(6,293)	3,260	57,747	5.65%

2004:
Life insurance in force	681,816	(65,730)	43,949	660,035	6.66%

Premiums earned:
Life/Health insurance(1)	20,174	(1,249)	457	19,382	2.36%
Property-Casualty insurance, including title insurance(2)	40,156	(5,285)	2,536	37,407	6.78%

Total premiums	60,330	(6,534)	2,993	56,789	5.27%

2003:
Life insurance in force	624,901	(62,231)	44,096	606,766	7.27%

Premiums earned:
Life/Health insurance(1)	19,968	(1,242)	676	19,402	3.48%
Property-Casualty insurance, including title insurance(2)	40,111	(5,528)	1,993	36,576	5.45%

Total premiums	60,079	(6,770)	2,669	55,978	4.77%

(1)	Life/Health have been combined for this schedule.
(2)	Title insurance has been combined with Property-Casualty insurance.
(3)	After eliminating intra-Allianz Group transactions between segments.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Allianz Aktiengesellschaft

/s/ MICHAEL DIEKMANN
Name: Michael Diekmann
Title: Chief Executive Officer

/s/ DR. HELMUT PERLET
Name: Dr. Helmut Perlet
Title: Chief Financial Officer

Date: April 6, 2006