Form 20-F
period 2006-12-31
ALLIANZ SE
filed 2007-06-14
CIK 1127508

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period                      to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell report

Commission file number 1-15154

ALLIANZ SE

(Exact name of registrant as specified in its charter)

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

Königinstrasse 28, 80802 Munich, Germany

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares (without par value)*	The New York Stock Exchange, Inc.
*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at December 31, 2006:

Ordinary shares, without par value	432,150,000 shares

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report, the terms “we,” “us” and “our” refer to Allianz Societas Europaea (or Allianz SE, and together with its consolidated subsidiaries, the Allianz Group), unless the context requires otherwise.

Unless otherwise indicated, when we use the term “consolidated financial statements,” we are referring to the consolidated financial statements (including the related notes) of Allianz SE as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, which have been audited by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (or “IFRS”), as adopted under European Union regulations in accordance with clause 315a of the German Commercial Code. IFRS differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). For a discussion of significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity under IFRS and U.S. GAAP, you should read Note 53 to the consolidated financial statements. In addition, the amounts set forth in some of the tables may not add up to the total amounts given in those tables due to rounding.

References herein to “$”, “U.S.$” and “U.S. Dollar” are to United States Dollars and references to “€” and “Euro” are to the Euro, the single currency established for participants in the third stage of the European Economic and Monetary Union (or EMU), commencing January 1, 1999. We refer to the countries participating in the third stage of the EMU as the “Euro zone.”

For convenience only (except where noted otherwise), some of the Euro figures have been translated into U.S. Dollars at the rate of $1.3511 =

€1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on May 18, 2007. These translations do not mean that the Euro amounts actually represent those U.S. Dollar amounts or could be converted into U.S. Dollars at those rates. See “Key Information—Exchange Rate Information” for information concerning the noon buying rates for the Euro from January 1, 2002 through May 18, 2007.

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

Unless otherwise indicated, we have obtained data regarding the relative size of various national insurance markets from annual reports prepared by SIGMA, an independent organization that publishes market research data on the insurance industry. In addition, unless otherwise indicated, insurance market share data are based on gross premiums written and statutory premiums for our Property-Casualty and Life/Health segments, respectively. Data on position and market share within particular countries are based on various third party and/or internal sources as indicated herein.

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

Selected Consolidated Financial Data

We present below our selected financial data as of and for each of the years in the five-year period ended December 31, 2006. We derived the selected financial data for each of the years in the five-year period ended December 31, 2006 from our audited annual consolidated financial statements, including the notes to those financial statements. All the data should be read in conjunction with our consolidated financial statements and the notes thereto. We prepare our annual audited consolidated financial statements in accordance with IFRS.

Effective January 1, 2006, we implemented certain revisions to our consolidated financial statements to enhance the reader’s understanding of our financial results and to use a more consistent presentation with that of our peers. These revisions reflect certain reclassifications in our consolidated balance sheet and consolidated income statement, changes to our segment reporting, changes to operating profit methodology and changes to our consolidated cash flow statement. We applied these revisions to all three years of the Allianz Group’s consolidated financial statements. As a result, we have retrospectively applied these revisions to the Allianz Group’s consolidated financial statements as of and for the years ended December 31, 2005 and 2004, as previously issued in connection with our Annual Report on Form 20-F for the year ended December 31, 2005, without any impact on our consolidated net income and shareholders’ equity for these years. See Note 3 to the consolidated financial statements for detailed information on the changes of our consolidated financial statements and the impact of these revisions. Our selected financial data as of and for the years ended December 31, 2005, 2004, 2003 and 2002 presented below also reflects these revisions, with the exception of total revenues and operating profit for the years ended December 31, 2003 and 2002. Total revenues and operating profit for the year ended December 31, 2003 are presented in accordance with our pre-2006 segment reporting structure and operating profit methodology, and accordingly do not reflect the retrospective application of our revised segment reporting structure and operating profit methodology, due to the unreasonable effort or expense required to prepare such information, in particular resulting from the implementation of our new Corporate segment. Total revenues and operating profit for the year ended December 31, 2002 are not presented, because total income and net income were the relevant performance measures used by the Allianz Group for 2002.

IFRS differ in certain significant respects from U.S. generally accepted accounting principles, which in this Annual Report on Form 20-F we refer to as “U.S. GAAP.” For a description of the significant differences between IFRS and U.S. GAAP as they relate to us and a reconciliation of our net income and shareholders’ equity under IFRS to U.S. GAAP, see Note 53 to our audited annual consolidated financial statements included herein.

As of or For the Years ended December 31,		2006	2006	Change from previous year	2005	2004	2003		2002
		$(1)	€	%	€	€	€		€
		(in millions, except per share data)
Income Statement
Total revenues(2)
Property-Casualty	€ mn	59,007	43,674	(0.1)	43,699	42,942	43,420	(3)	—	(4)
Life/Health	€ mn	64,070	47,421	(1.8)	48,272	45,233	42,319	(3)	—	(4)
Banking	€ mn	9,577	7,088	12.2	6,318	6,576	6,704	(3)	—	(4)
Asset Management	€ mn	4,113	3,044	11.8	2,722	2,245	2,226	(3)	—	(4)
Consolidation	€ mn	(132)	(98)	not meaningful	(44)	(47)	(929	)(3)	—	(4)

Total Group	€ mn	136,635	101,129	0.2	100,967	96,949	93,740	(3)	—	(4)
Operating profit(5)
Property-Casualty	€ mn	8,470	6,269	21.9	5,142	4,825	2,397	(3)	—	(4)
Life/Health	€ mn	3,466	2,565	22.5	2,094	1,788	1,265	(3)	—	(4)
Banking	€ mn	1,921	1,422	102.0	704	447	(396	)(3)	—	(4)
Asset Management	€ mn	1,743	1,290	14.0	1,132	839	716	(3)	—	(4)
Corporate	€ mn	(1,123)	(831)	not meaningful	(881)	(870)	—	(3)	—	(4)
Income (loss) before income taxes and minority interests in earnings	€ mn	13,947	10,323	31.9	7,829	5,044	3,812		(4,044)
Net income (loss)(6)	€ mn	9,486	7,021	60.3	4,380	2,266	2,691		(3,243)
Balance Sheet
Investments	€ mn	402,809	298,134	4.6	285,015	254,085	237,682		239,220
Loans and advances to banks and customers	€ mn	551,624	408,278	21.2	336,808	377,223	378,295		329,195
Total assets	€ mn	1,423,014	1,053,226	6.5	989,288	990,959	933,802		848,753
Liabilities to banks and customers	€ mn	487,852	361,078	16.4	310,316	348,484	332,906		284,598
Reserves for loss and loss adjustment expenses	€ mn	88,448	65,464	(2.3)	67,005	62,331	62,782		65,961
Reserves for insurance and investment contracts	€ mn	388,707	287,697	3.4	278,312	251,497	233,896		225,049
Shareholders’ equity	€ mn	68,205	50,481	27.8	39,487	29,995	27,993		21,046
Minority interests	€ mn	8,659	6,409	(15.8)	7,615	7,696	7,266		7,965
Returns
Return on equity after income taxes(7)%		15.6	15.6	3.0	12.6	7.8	11.0		(12.5)
Return on equity after income taxes and before goodwill amortization(7)%		15.6	15.6	3.0	12.6	11.6	16.5		(8.3)
Share Information
Basic earnings per share(6)		€23.09	17.09	52.0	11.24	6.19	7.96		(11.71)
Diluted earnings per share(6)		€22.67	16.78	50.6	11.14	6.16	7.93		(11.71)
Weighted average number of shares outstanding
Basic	mn	410.9	410.9	5.4	389.8	365.9	338.2		276.9
Diluted	mn	418.3	418.3	6.4	393.3	368.1	339.8		276.9
Shareholders’ equity per share		€166	123	21.8	101	82	83		76
Dividend per share		€5.13	3.80	90.0	2.00	1.75	1.50		1.50
Dividend payment	€ mn	2,219	1,642	102.5	811	674	551		374
Share price as of December 31(8)		€209.10	154.76	21.0	127.94	97.60	100.08		80.80
Market capitalization as of December 31	€ mn	90,362	66,880	28.7	51,949	35,936 (9)	36,743	(9)	22,039	(9)
Other data
Employees		166,505	166,505	(6.3)	177,625	176,501	173,750		181,651
Third-party assets under management as of December 31	€ mn	1,032,044	763,855	2.8	742,937	584,624	564,714		560,588
U.S. GAAP consolidated data
Net income (loss)	€ mn	8,805	6,517	76.5	3,693	2,881	2,245		(1,260)
Basic earnings per share		€21.06	15.59	67.1	9.33	7.87	6.71		(4.79)
Diluted earnings per share		€20.78	15.38	66.1	9.26	7.83	6.70		(4.79)
Shareholders’ equity	€ mn	71,607	52,999	19.4	44,383	33,380	30,825		22,836
Shareholders’ equity per share		€174	129	13.2	114	91	91		82

(1)

Amounts given in Euros have been translated for convenience only into U.S. Dollars at the rate of $1.3511 = €1,00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on May 18, 2007.

(2)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

(3)	Total revenues and operating profit for the year ended December 31, 2003 do not reflect the reporting changes effective January 1, 2006.
(4)	Not presented, because total income and net income were the relevant performance measures used by the Allianz Group for 2002.
(5)

The Allianz Group uses operating profit to evaluate the performance of its business segments. For further information on operating profit, as well as the particular reconciling items between operating profit and net income, see Note 5 to our consolidated financial statements.

(6)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
(7)	Based on average shareholders’ equity. Average shareholders’ equity has been calculated based upon the average of the current and preceding year’s shareholders’ equity.
(8)	Source: Thomson Financial Datastream.
(9)	Excluding treasury shares.

Dividends

The following table sets forth the annual dividends paid per ordinary share and American Depositary Share (or “ADS”) equivalent for 2002 through 2006. The table does not reflect the related tax credits available to German taxpayers. See “Additional Information—German Taxation—Taxation of Dividends.”

	Dividend per ordinary share		Dividend paid per ADS equivalent
	€	$	€	$
2002	1.50	1.76	0.150	0.176
2003	1.50	1.82	0.150	0.182
2004	1.75	2.27	0.175	0.227
2005	2.00	2.43	0.200	0.243
2006(1)	3.80	5.13	0.380	0.513

(1)

Dividend amounts given in Euros have been translated for convenience only into U.S. Dollars at the rate of $1.3511 = €1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on May 18, 2007. See “Presentation of Financial and Other Information.”

The ability to pay future dividends will depend upon our future earnings, financial condition (including our cash needs), prospects and other factors. You should not assume that any dividends will actually be paid or make any assumptions about the amount of dividends which will be paid in any given year. See “Financial Information—Dividend Policy.”

Exchange Rate Information

The table below sets forth, for the periods indicated, information concerning the noon buying rates for the Euro expressed in U.S. Dollars per €1.00. No representation is made that the Euro or U.S. Dollar amounts referred to herein could be or could have been converted into U.S. Dollars or Euros, as the case may be, at any particular rate or at all.

	High	Low	Period average(1)	Period end
	($ per €1.00)
2002	1.0485	0.8594	0.9454	1.0485
2003	1.2597	1.0361	1.1321	1.2597
2004	1.3625	1.1801	1.2478	1.3538
2005	1.3476	1.1667	1.2400	1.1842
2006	1.3327	1.1860	1.2481	1.3197
September	1.2833	1.2648	1.2847	1.2687
October	1.2773	1.2502	1.2759	1.2773
November	1.3261	1.2705	1.3016	1.3261
December	1.3327	1.3073	1.3257	1.3197
2007
January	1.3286	1.2904	1.3142	1.2998
February	1.3246	1.2933	1.3126	1.3230
March	1.3374	1.3094	1.3274	1.3374
April	1.3660	1.3363	1.3517	1.3660
May (until May 18, 2007)	1.3616	1.3494	1.3556	1.3511

(1)

Computed using the average of the noon buying rates for Euros on the last business day of each month during the relevant annual period or on the first and last business days of each month during the relevant monthly period.

On May 18, 2007, the noon buying rate for the Euro was $1.3511.

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

Interest rate volatility may adversely affect Allianz Group’s results of operations.

Changes in prevailing interest rates (including changes in the difference between the levels of prevailing short- and long-term rates) can affect Allianz Group’s insurance, asset management, banking and corporate results.

Over the past several years, movements in both short- and long-term interest rates have affected the level and timing of recognition of gains and losses on securities held in Allianz Group’s various investment portfolios. An increase in interest rates could substantially decrease the value of Allianz Group’s fixed income portfolio, and any unexpected change in interest rates could materially adversely affect Allianz Group’s bond and interest rate derivative positions. Results of Allianz Group’s asset management business may also be affected by movements in interest rates, as management fees are generally based on the value of assets under management, which fluctuate with changes in the level of interest rates.

The short-term impact of interest rate fluctuations on Allianz Group’s life/health insurance business may be reduced in part by products designed to partly or entirely transfer Allianz Group’s exposure to interest rate movements to the policyholder. While product design reduces Allianz Group’s exposure to interest rate volatility, changes in interest rates will impact this business to the extent they result in changes to current interest income, impact the value of Allianz Group’s fixed income portfolio, and affect the levels of new product sales or surrenders of business in force. In addition, reductions in the investment income below the rates prevailing at the issue date of the policy, or below the regulatory minimum required rates in countries such as Germany and Switzerland, would reduce or eliminate the profit margins on the life/health insurance business written by Allianz Group’s life/health subsidiaries to the extent the maturity composition of the assets does not match the maturity composition of the insurance obligations they are backing.

In addition, the composition of Allianz Group’s banking assets and liabilities, and any mismatches resulting from that composition, cause the net income of Allianz Group’s banking operations to vary with changes in interest rates. Allianz Group is particularly impacted by changes in interest rates as they relate to different maturities of contracts and the different currencies in which Allianz Group holds interest rate positions. A mismatch with respect to maturity of interest-earning assets and interest-bearing liabilities in any given period can have a material adverse effect on the financial position or results of operations of Allianz Group’s banking business.

Market risks could impair the value of Allianz Group’s portfolio and adversely impact Allianz Group’s financial position and results of operations.

Allianz Group holds a significant equity portfolio, which represented approximately 19% of Allianz Group’s financial assets at December 31, 2006, excluding financial assets and liabilities carried at fair value through income. Fluctuations in equity markets affect the market value and liquidity of these holdings. Allianz Group also has real estate holdings in its investment portfolio, the value of which is likewise exposed to changes in real estate market prices and volatility.

Most of Allianz Group’s assets and liabilities are recorded at fair value, including trading assets and liabilities, financial assets and liabilities designated at fair value through income, and securities available-for-sale. Changes in the value of securities held for trading purposes and financial assets designated at fair value through income are recorded through Allianz Group’s consolidated income statement. Changes in the market value of securities available-for-sale are recorded directly in Allianz Group’s consolidated shareholders’ equity. Available-for-sale equity and fixed income securities, as well as securities classified as held-to-maturity, are reviewed regularly for impairment, with write-downs to fair value charged to income if there is objective evidence that the cost may not be recovered. See “Operating and Financial Review—Critical Accounting Policies and Estimates” and Note 2 to the consolidated financial statements for further information concerning Allianz Group’s significant accounting and valuation policies.

Market and other factors could adversely affect goodwill, deferred policy acquisition costs and deferred tax assets; Allianz Group’s deferred tax assets are also potentially impacted by changes in tax legislation.

Business and market conditions may impact the amount of goodwill Allianz Group carries in its consolidated financial statements. As of December 31, 2006, Allianz Group has recorded goodwill in an aggregate amount of €12,007 million, of which €6,272 million relates to its asset management business, €3,965 million relates to its insurance business, €1,626 million relates to its banking business, and €144 million relates to its corporate segment.

As the value of certain parts of Allianz Group’s businesses, including in particular Allianz Group’s banking and asset management businesses, are significantly impacted by such factors as the state of financial markets and ongoing operating performance, significant declines in financial markets or operating performance could also result in impairment of other goodwill carried by us and result in significant write-downs, which could be material. No impairments were recorded for goodwill in 2006.

The assumptions Allianz Group made with respect to recoverability of deferred policy acquisition costs (“DAC”) are also affected by such factors as operating performance and market conditions. DAC is incurred in connection with the production of new and renewal insurance business and is deferred and amortized generally in proportion to profits or to premium income expected to be generated over the life of the underlying policies, depending on the classification of the product. If the assumptions on which expected profits are based prove to be incorrect, it may be necessary to accelerate amortization of DAC, even to the extent of writing down DAC through impairments, which could materially adversely affect results of operations. No impairments were recorded for DAC in 2006.

As of December 31, 2006, Allianz Group had a total of €4,727 million in net deferred tax assets and €4,618 million in net deferred tax liabilities. The calculation of the respective tax assets and liabilities is based on current tax laws and IFRS and depends on the performance of the Allianz Group as a whole and certain business units in particular. At December 31, 2006, €4,128 million of deferred tax assets depended on the ability to use existing tax-loss carry forwards.

Changes in German or other tax legislation or regulations or an operating performance below currently anticipated levels may lead to a significant impairment of deferred tax assets, in which case Allianz Group could be obligated to write-off certain tax assets. Tax assets may also need to be written-down if certain assumptions of profitability prove to be incorrect, as losses incurred for longer than expected will make the usability of tax assets more unlikely. Any such development may have a material adverse impact on Allianz Group’s results of operations.

Loss reserves for Allianz Group’s property-casualty insurance and reinsurance policies are based on estimates as to future claims liabilities. Adverse developments relating to claims could lead to further reserve additions and materially adversely impact Allianz Group’s results of operations.

In accordance with industry practice and accounting and regulatory requirements, Allianz Group established reserves for losses and loss adjustment expenses related to its property-casualty insurance and reinsurance businesses, including property-casualty business in run-off. Reserves are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. Such estimates are made both on a case-by-case basis, based on the facts and circumstances available at the time the reserves are established, as well as in respect of losses that have been incurred but not reported (“IBNR”) to the Allianz Group. These reserves represent the estimated ultimate cost necessary to bring all pending reported and IBNR claims to final settlement.

Reserves, including IBNR reserves, are subject to change due to a number of variables that affect the ultimate cost of claims, such as changes in the legal environment, results of litigation, changes in medical costs, costs of repairs and other factors such as inflation and exchange rates, and Allianz Group’s reserves for asbestos and environmental and other latent claims are particularly subject to such variables. Allianz Group’s results of operations depend significantly upon the extent to which Allianz Group’s actual claims experience is consistent with the assumptions Allianz Group uses in setting the prices for products and establishing the liabilities for obligations for technical provisions and claims. To the extent that Allianz Group’s actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, Allianz Group may be required to increase its reserves, which may materially adversely affect its results of operations.

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. Allianz Group also conducts reviews of various lines of business to consider the adequacy of reserve levels. Based on current information available to us and on the basis of Allianz Group’s internal procedures, Allianz Group’s management considers that Allianz Group’s reserves are adequate at December 31, 2006. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on Allianz Group’s results of operations.

Actuarial experience and other factors could differ from that assumed in the calculation of life/health actuarial reserves and pension liabilities.

The assumptions Allianz Group makes in assessing its life/health insurance reserves may differ from what we experience in the future. Allianz Group derive its life/health insurance reserves using “best estimate” actuarial practices and assumptions. These assumptions include the assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed income and other categories, policyholder bonus rates (some of which are guaranteed), mortality and morbidity rates, policyholder lapses and future expense levels. Allianz Group monitors its actual experience of these assumptions and to the extent that it considers that this experience will continue in the longer term it refines its long-term assumptions. Similarly, estimates of Allianz Group’s own pension obligations necessarily depend on assumptions concerning future actuarial, demographic, macroeconomic and financial markets developments. Changes in any such assumptions may lead to changes in the estimates of life/health insurance reserves or pension obligations.

We have a significant portfolio of contracts with guaranteed investment returns, including endowment and annuity products for the German market as well as certain guaranteed contracts in other markets. The amounts payable by us at maturity of an endowment policy in Germany and in certain other markets include a “guaranteed benefit,” an amount that, in practice, is equal to a legally mandated maximum rate of return on actuarial reserves. If interest rates decline to historically low levels for a long period, we could be required to provide additional funds to Allianz Group’s life/health subsidiaries to support their obligations in respect of products with higher guaranteed returns, or increase reserves in respect of such products, which could in turn have a material adverse effect on Allianz Group’s results of operations.

In the United States, we have a significant portfolio of contracts with guaranteed investment returns indexed to equity markets. We enter into derivative contracts as a means of mitigating the risk of investment returns underperforming guaranteed returns. However, there can be no assurance that the hedging arrangements will satisfy the returns guaranteed to policyholders, which could in turn have a material adverse effect on Allianz Group’s results of operations.

Allianz Group’s financial results may be materially adversely affected by the occurrence of catastrophes.

Portions of Allianz Group’s property-casualty insurance may cover losses from unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters, including acts of terrorism. The incidence and severity of these catastrophes in any given period are inherently unpredictable.

Although the Allianz Group monitors its overall exposure to catastrophes and other unpredictable events in each geographic region, each of Allianz Group’s subsidiaries independently determines, within the Allianz Group’s limit framework, its own underwriting limits related to insurance coverage for losses from catastrophic events. We generally seek to reduce Allianz Group’s potential losses from these events through the purchase of reinsurance, selective underwriting practices and by monitoring risk accumulation. However, such efforts to reduce exposure may not be successful and claims relating to catastrophes may result in unusually high levels of losses and could have a material adverse effect on Allianz Group’s financial position or results of operations.

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

Reinsurers. We transfer our exposure to certain risks in its property-casualty and life/health insurance business to others through reinsurance arrangements. Under these arrangements, other insurers assume a portion of Allianz Group’s losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of Allianz Group’s reinsurance will increase its risk of loss.

When we obtain reinsurance, we are still liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of Allianz Group’s reinsurers to meet their financial obligations could materially affect Allianz Group’s results of operations. Although Allianz Group conducts periodic reviews of the financial statements and reputations of its reinsurers, including, and as appropriate, requiring letters of credit, deposits or other financial measures to further minimize its exposure to credit risk, reinsurers may become financially unsound by the time they are called upon to pay amounts due.

Many of our businesses are dependent on the financial strength and credit ratings assigned to us and our businesses by various rating agencies. Therefore, a downgrade in our ratings may materially adversely affect relationships with customers and intermediaries, negatively impact sales of our products and increase our cost of borrowing.

Claims paying ability and financial strength ratings are each a factor in establishing the competitive position of insurers. Our financial strength rating has a significant impact on the individual ratings of key subsidiaries. If a rating of certain subsidiaries falls below a certain threshold, the respective operating business may be significantly impacted. A ratings downgrade, or the potential for such a downgrade, of the Allianz Group or any of our insurance subsidiaries could, among other things, adversely affect relationships with agents, brokers and other distributors of our products and services, thereby negatively impacting new sales, adversely affect our ability to compete in our markets and increase our cost of borrowing. In particular, in those countries where primary distribution of our products is done through independent agents, such as the United States, future ratings downgrades could adversely impact sales of our life insurance products. Any future ratings downgrades could also materially adversely affect our cost of raising capital, and could, in addition, give rise to additional financial obligations or accelerate existing financial obligations which are dependent on maintaining specified rating levels.

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

While the assets under management in our asset management segment include a significant amount of funds related to our insurance operations, third-party assets under management, represent the majority. Results of our asset management activities are affected by share prices, share valuation, interest rates and market volatility. In addition, third-party funds are subject to withdrawal in the event our investment performance is not competitive with other asset management firms. Accordingly, fee income from the asset management business might decline if the level of our third-party assets under management were to decline due to investment performance or otherwise.

Increased geopolitical risks following the terrorist attack of September 11, 2001, and any future terrorist attacks, could have a continuing negative impact on our businesses.

After September 11, 2001, reinsurers generally either put terrorism exclusions into their policies or drastically increased the price for such coverage. Although we have attempted to exclude terrorist coverage from policies we write, this has not been possible in all cases, including as a result of legislative developments such as the Terrorism Risk Insurance Act in the United States. Furthermore, even if terrorism exclusions are permitted in our primary insurance policies, we may still have liability for fires and other consequential damage claims that follow an act of terrorism itself. As a result we may have liability under primary insurance policies for acts of terrorism and may not be able to recover a portion or any of our losses from our reinsurers.

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

Regulatory agencies have broad administrative power over many aspects of the financial services business, which may include liquidity, capital adequacy and permitted investments, ethical issues, money laundering, “know your customer” rules, privacy, record keeping, and marketing and selling practices. Banking, insurance and other financial services laws, regulations and policies currently governing us and our subsidiaries may change at any time in ways which have an adverse effect on our business, and we cannot predict the timing or form of any future regulatory or enforcement initiatives in respect thereof. Also, bank regulators and other supervisory authorities in the European Union (“EU”), the United States and elsewhere continue to scrutinize payment processing and other transactions under regulations governing such matters as money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures. If we fail to address, or appear to fail to address, appropriately any of these changes or initiatives, our reputation could be harmed and we could be subject to additional legal risk, including to enforcement actions, fines and penalties. Despite our best efforts to comply with applicable regulations, there are a number of risks in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in significant adverse publicity and reputational harm, suspension or revocation of our licenses, cease-and-desist orders, fines, civil penalties, criminal penalties or other disciplinary action that could materially harm our results of operations and financial condition.

Effective January 2005, reinsurance companies in Germany such as Allianz SE are subject to specific legal requirements regarding the assets covering their technical reserves. These assets are required to be appropriately diversified to prevent a reinsurer from relying excessively on any particular asset. The introduction of these requirements anticipated the implementation of EU Reinsurance Directive (2005/68/EC) which was adopted in November 2005. All of the directive’s provisions have finally been implemented in Germany effective June 2, 2007. Although Allianz SE expects to meet the new requirements, there can be no assurances as to the impact on Allianz SE of any future amendments to or changes in the interpretation of the laws and regulations regarding assets covering technical reserves of reinsurance companies, which could require Allianz SE to change the composition of its asset portfolio covering its technical reserves or take other appropriate measures.

In addition, currently discussions on a new solvency regime for insurance companies in the EU (Solvency II) are ongoing. As those discussions are in a preliminary stage, its potential future impact for capital requirements can not currently be assessed. For more information, see “Regulation and Supervision.”

In addition, changes to tax laws may affect the attractiveness of certain of our products that currently receive favorable tax treatment. Governments in jurisdictions in which we do business may consider changes to tax laws that could adversely affect such existing tax advantages, and if enacted, could result in a significant reduction in the sale of such products.

Our business may be negatively affected by adverse publicity, regulatory actions or litigation with respect to the Allianz Group, other well-known companies and the financial services industry generally.

Adverse publicity and damage to our reputation arising from failure or perceived failure to comply with legal and regulatory requirements, financial reporting irregularities involving other large and well-known companies, increasing regulatory and law enforcement scrutiny of “know your customer”, anti-money laundering and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the mutual fund, banking and insurance industries, and litigation that arises from the failure or perceived failure by Allianz Group companies to comply with legal, regulatory and compliance requirements, could result in adverse publicity and reputational harm, lead to increased regulatory supervision, affect our ability to attract and retain customers, maintain access to the capital markets, result in suits, enforcement actions, fines and penalties or have other adverse effects on us in ways that are not predictable.

Changes in value relative to the Euro of non-Euro zone currencies in which we generate revenues and incur expenses could adversely affect our reported earnings and cash flow.

We prepare our consolidated financial statements in Euro. However, a significant portion of the revenues and expenses from our subsidiaries outside the Euro zone, including in the United States, Switzerland and the United Kingdom, originates in currencies other than the Euro. We expect this trend to continue as we expand our business into growing non-Euro zone markets. For the year ended December 31, 2006, approximately 32.8% of our gross premiums written in our property-casualty segment and 31.5% of our statutory premiums in our life/health segment originated in currencies other than the Euro.

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

The share price of Allianz SE has been and may continue to be volatile.

The share price of Allianz SE has been volatile in the past and may continue to be volatile due in part to the high volatility in the securities markets generally, and in financial institutions’ shares in particular, as well as developments which impact our financial results. Factors other than our financial results that may affect our share price include but are not limited to: market expectations of the performance and capital adequacy of financial institutions generally; investor perception of as well as the actual performance of other financial institutions; investor perception of the success and impact of our strategy, including the acquisition of Assurances Générales de France S.A. (or “AGF”, and together with its subsidiaries, the “AGF Group”), a downgrade or rumored downgrade of our credit ratings; potential litigation or regulatory action involving the Allianz Group or any of the industries we have exposure to through our insurance, banking and asset management activities; announcements concerning the bankruptcy or other similar reorganization proceedings involving, or any investigations into the accounting practices of, other insurance or reinsurance companies, banks or asset management companies; and general market volatility.

The benefits that Allianz SE may realize from the completed merger with RAS S.p.A. and from Allianz AG’s conversion into a European Company (Societas Europaea) in connection therewith could be materially different from our current expectations.

The benefits that Allianz SE may realize from the merger with its Italian subsidiary, RAS S.p.A., and from Allianz AG’s conversion into a European Company (Societas Europaea, SE) in connection therewith and the subsequent reorganization of its European operations could be materially different from our current expectations. For more information about this transaction and reorganization, see “Information on the Company—Legal Structure:

Conversion into Allianz SE Completed” and “Information on the Company—Important Group Organizational Changes—Simplification of European Structures.” We took these measures to implement a business plan creating strategic synergies and organizational efficiencies, however, our estimates of the benefits that we may realize as a result of these measures involve subjective judgments that are subject to uncertainties. A variety of factors that are partially or entirely beyond our control could cause actual results to be materially different from what we currently expect, and any synergies that we realize from the merger and conversion to an SE therefore could be materially different from our current expectations.

The benefits that Allianz SE may realize from the contemplated acquisition of full ownership in AGF could be materially different from its current expectations.

The benefits that Allianz SE may realize from the contemplated acquisition of full ownership in its French subsidiary, AGF, could be materially different from its current expectations. Allianz SE’s estimates of the benefits that it may realize as a result of the full ownership involve subjective judgments that are subject to uncertainties. A variety of factors that are partially or entirely beyond Allianz SE’s control could cause actual results to be materially different from what it currently expects, and any synergies that it realizes from the full ownership therefore could, as a result, be materially different from its current expectations.

ITEM 4. Information on the Company

The Allianz Group

Founded in 1890 and with 116 years of experience in the financial services industry, the Allianz Group is committed to providing financial security to a broad base of customers ranging from private individuals to large multinational corporations.

Allianz SE (formerly Allianz Aktiengesellschaft, or Allianz AG) is a European Company (Societas Europaea, or SE) incorporated in the Federal Republic of Germany and organized under the laws of the Federal Republic of Germany and the European Union. Allianz SE is the ultimate parent of the Allianz Group. It was incorporated as Allianz Versicherungs-

Aktiengesellschaft in Berlin, Germany on February 5, 1890 and converted to a European Company on October 13, 2006. Our registered office is located at Koeniginstrasse 28, 80802 Munich, Germany, telephone +49(0)89 3800-0.(1)

The Allianz Group’s Business Model

As an integrated and globally operating financial services provider we are able to offer our clients considerable value by providing a wide range of insurance and finance products as well as extensive advisory capacity through our subsidiaries under strong and well-known brands. We operate and manage our activities primarily through four operating segments: Property-Casualty, Life/Health, Banking and Asset Management. We are well-positioned to anticipate and successfully respond to competitive forces within our various operations.

Property-Casualty and Life/Health Insurance Operations(2)

We are one of the leading insurance groups in the world and rank number one in the German property-casualty and life insurance markets based on gross premiums written and statutory premiums, respectively, in 2006.(3) We are also among the largest insurance companies in a number of the other countries in which we operate.

Our product portfolio includes a wide array of property-casualty and life/health insurance products for both private and corporate customers.

In our Property-Casualty segment, our product range consists of, among others, individual motor, injury, liability, homeowner and accident insurance. Furthermore, we are a leading provider of commercial and industrial coverage to enterprises of all sizes, including many of the world’s largest companies. Through our specialty lines of business, we offer credit insurance, marine, aviation and industrial transport insurance, international industrial risks reinsurance, as well as travel insurance and assistance services, which we manage on a world-wide basis.

Our Life/Health segment’s portfolio includes, among others, traditional life, endowment, annuity and term insurance products as well as unit-linked and investment-oriented products. Additionally we serve private customers with health, disability and related coverage and provide group life and pension products for employers.

We distribute our insurance products via a broad network of self-employed full-time agents, part-time tied agents, brokers, banks and other channels. The particular distribution channels vary by product and geographic market.

Within our home market of Europe, Germany, France, Italy, the United Kingdom, Switzerland and Spain comprise our primary insurance markets, with Germany as our most important single market, although we operate in almost every European country. We also consider the United States and Asia-Pacific as two of our primary markets. Our more mature insurance markets (e.g. Germany, France, Italy, United States) are highly competitive. In recent years, we have also experienced increased competition in emerging markets as large insurance companies and other financial services providers from more developed countries have entered these markets to participate in their high growth potential. In addition, local institutions have become more experienced and have established strategic relationships, alliances or mergers with our competitors.

Our global diversification in the property-casualty business permits us to implement “cycle management”, whereby we seek to capitalize on growth opportunities that offer a profitable correlation between premium rates and risks and forego premium growth in markets with increasing pricing pressures. In our life insurance business, we view the expected increased demand for wealth accumulation and private retirement provisions in the face of underfunded social insurance systems as an opportunity for growth.

In order to further strengthen our market position and maintain profitable growth we have

(1)

See “—Legal Structure: Conversion into Allianz SE Completed” for more information on the conversion into a European Company upon completion of its merger with Riunione Adriatica di Sicurtà S.p.A. (or “RAS”).

(2)

Please see “Operating and Financial Review and Prospects—Property-Casualty Insurance Operations by Geographic Region” and “Operating and Financial Review and Prospects—Life/Health Insurance Operations by Geographic Region” for a breakdown of our insurance operations by geographic region.

(3)	Source: Gesamtverband der deutschen Versicherungswirtschaft e.V. (or “GDV“). The GDV is a private association representing the German insurance industry.

launched two comprehensive programs for our insurance segments: the Sustainability Program and the Customer Focus Initiative. Under our Sustainability Program, we systematically search for the best practices in product and service offerings, and processes across our organization. The highest standard is then made obligatory for all Allianz Group companies. The objective of our Customer Focus Initiative is to take a more customer-oriented approach towards our product and service offerings, and our flexibility awareness. In addition, we are undertaking various reorganization measures.(1)

Allianz SE, the Allianz Group’s parent company, acts on an arm’s length basis as our reinsurer for most of our insurance operations, other than international industrial risks reinsurance. Allianz SE assumed 33.3%, 35.6% and 38.1% of all reinsurance ceded by Allianz Group companies for the years ended December 31, 2006, 2005 and 2004, respectively. Allianz SE also assumes a relatively small amount of reinsurance from external cedents. We also cede risk to third-party reinsurers, of which Munich Re is our primary partner.

Allianz SE also provides advice to subsidiaries on structuring their own reinsurance programs and establishing lists of permitted reinsurers. In addition the Allianz Group has a pooling concept via Allianz SE in place offering reinsurance cover to the Allianz Group’s subsidiaries against natural catastrophes, which provides Group internal diversification benefits.

Banking Operations(2)

Our Banking activities are primarily executed by Dresdner Bank Group (or “Dresdner Bank”), through which we serve individual, corporate and governmental customers with a broad range of private, commercial and investment banking products. Dresdner Bank has a strong and well-known brand and is one of the largest banks in Germany.(3)

We distribute our banking products mainly through 952 (as of December 31, 2006) branch offices, of which 902 are located in Germany and 50 outside of Germany. Furthermore, the distribution of

(1)	For further information please see “—Important Group Organizational Changes”.
(2)	Please see “Operating and Financial Review and Prospects—Banking Operations” for a breakdown of our banking operations by division and geographic region, respectively.
(3)	Based on total assets as of December 31, 2006.

Dresdner Bank products through our insurance agents network is increasing in importance. While Dresdner Bank focuses on selected geographic regions worldwide, Germany is its primary market, which, as of December 31, 2006, made up 73% of Dresdner Bank’s operating revenues. Similarly, on the same date, 61% of Dresdner Bank’s loan portfolio represented loans to German counterparties. The largest credit exposures to borrowers in Germany are loans to private individuals (including self-employed professionals) at 55%; this category represented 34% of total loans outstanding as of December 31, 2006.

We are subject to competition from both bank and non-bank institutions that provide financial services and, in some of our activities, also from government agencies. Substantial competition exists among a large number of commercial banks, savings banks, other public sector banks, brokers and dealers, investment banking firms, insurance companies, investment advisors, mutual funds and hedge funds that provide the types of banking products and services that our banking operations offer.

For the purpose of strengthening our position as a leading bank in Germany, we started our “Neue Dresdner Plus” restructuring program in 2006 to further integrate our banking business model and to thereby enable us to increase efficiency and reduce complexity.(4)

Asset Management Operations(5)

Our business activities in this segment consist of asset management products and services both for third-party investors and for the Allianz Group’s insurance operations. As of December 31, 2006, we managed €764 billion of third-party assets on a worldwide basis, which includes fixed income, equity, money market and sector products, as well as alternative investments. We are one of the five largest asset managers in the world.(6)

We conduct our retail asset management business primarily through our operating companies worldwide under the brand name, “Allianz Global

(4)

Please see “—Important Group Organizational Changes—“Neue Dresdner Plus” Reorganization Program”, which includes a description of Dresdner Bank’s operating divisions effective starting in the first quarter of 2007.

(5)	Please see “Operating and Financial Review and Prospects—Asset Management Operations” for a breakdown of our third-party assets by geographic region.
(6)	Based on total assets under management as of December 31, 2006. Source: Own internal analysis and estimates.

Investors”. In our institutional asset management business, we operate under the brand names of our investment management entities; Allianz Global Investors serves as an endorsement brand.

We serve a comprehensive range of retail and institutional asset management clients. Our institutional customers include corporate and public pension funds, insurance and other financial services companies, governments and charities, and financial advisors.

The United States and Germany as well as France, Italy and the Asia-Pacific region are our primary asset management markets.

Our distribution channels vary by product and geographic market. In Europe and in the United States, Allianz Global Investors markets and services its institutional products through specialized personnel located in Frankfurt, London, Munich, Paris, Milan, San Francisco, San Diego and Newport Beach (California). Retail products in Europe are mostly distributed through proprietary Allianz Group channels such as branch bank advisors, full-time agents employed by affiliated companies and other Allianz Group financial planners and advisors. With the merger of Deutscher Investment-Trust Gesellschaft für Wertpapieranlagen mbH (or “dit”) and dresdner bank investment management Kapitalanlagegesellschaft mbH (or “dbi”) into Allianz Global Investors Kapitalanlagegesellschaft mbH, we combined our institutional business with our retail business in Germany in order to implement the existing integrated asset management business model into one entity.

In the United States, Allianz Global Investor’s local asset management operating entities offer a wide range of retail products. We have committed substantial resources to the expansion of the third-party asset management business in the Asia-Pacific region with offices in Tokyo, Hong Kong, Shanghai, Singapore, Taipei, Seoul and Sydney. We expect this region to become an increasingly important market.

In the asset management business, we experience competition from all major international financial institutions and peer insurance companies that also offer asset management products and services and compete for retail and institutional clients.

Our competitive investment performance has resulted in the majority of our third-party assets outperforming their respective benchmarks in 2006.

Legal Structure: Conversion into Allianz SE Completed

On September 11, 2005, Allianz AG (now Allianz SE) and Riunione Adriatica di Sicurtà S.p.A. (or “RAS”, and taken together with its subsidiaries, the “RAS Group”) announced their intention to merge RAS with and into Allianz AG in a cross-border merger. Effective with the registration of the merger in the commercial register of Allianz AG on October 13, 2006, Allianz AG changed its legal form to a European Company (Societas Europaea, or SE), and is now named Allianz SE.(1) The last step in connection with the transaction was the listing of the Allianz SE shares on the Italian Stock Exchange on October 16, 2006. Allianz SE is the first company in the Dow Jones EURO STOXX 50 to have become an SE.

Concurrent with the merger, and in order to provide the merger consideration to RAS shareholders, Allianz completed a capital increase involving the issuance of approximately 25.1 million new Allianz SE shares. In accordance with the merger plan, the remaining RAS shareholders received 3 new Allianz SE shares in exchange for 19 RAS shares. Prior to the merger date, Allianz AG had purchased in a voluntary cash tender offer certain of the RAS ordinary shares and RAS savings shares that were not already held by Allianz AG. The total consideration for the acquisition of the outstanding RAS shares amounted to approximately € 6.4 billion, which includes the approximately € 2.7 billion paid to acquire RAS shares in the voluntary cash tender offer.

The merger with RAS and the conversion of Allianz AG to Allianz SE was designed to simplify the Allianz Group’s management and organizational structures, thus reducing complexity and increasing efficiency. Our Allianz Group-wide objectives and programs on the basis of our “3+One” program(2) are expected to be achieved more consistently and more

(1)

The SE is a legal form based on European Community law and was introduced into the EU by the Council Regulation (EC) No. 2157/2001 of October 8, 2001 on the Statute for a European Company (the “SE Regulation”). Since Allianz SE keeps it registered office in Germany, it is governed by the SE Regulation, the applicable German law supplementing the SE Regulation and relevant German law applicable to German stock corporations, in particular the German Stock Corporation Act.

(2)	Under our “3+One” program, we work on achieving sustainable growth of our competitive strength and company value.

efficiently with the implementation of the merger. Furthermore, the merger was designed to facilitate more efficient capital and liquidity management within the Allianz Group, to simplify accounting and reporting processes, and to increase the Allianz Group’s presence in the attractive Italian insurance market.

In addition to improving efficiency, the change in governance framework to an SE reflects the Allianz Group’s European and international dimension. As part of these changes, we reduced the size of the Supervisory Board and established an SE works council. Nevertheless, Allianz SE remains governed to a large extent by German Corporate Law.

Milestones of the Allianz-RAS Merger 2006

February 3, 2006	RAS S.p.A. shareholders approve the merger plan at the extraordinary shareholders’ meetings

February 8, 2006	Allianz AG shareholders approve the merger plan at the extraordinary shareholders’ meeting

July 19, 2006	Contestation suits against formation of Allianz SE withdrawn

September 20, 2006	Agreement concerning participation of employees in Allianz SE signed

October 13, 2006	Allianz AG’s legal form changed to a Societas Europaea, new company name Allianz SE Capital increase effective (3 new Allianz SE shares for 19 RAS shares)

October 16, 2006	Allianz SE shares listed in Itlay

Important Group Organizational Changes(1)

Simplification of European Structures

The Allianz-RAS merger provided the opportunity to streamline the Allianz Group’s structure in an effort to increase capital efficiency and to benefit from operational and strategic synergies.

As a consequence of the merger, Allianz SE now holds 100% of its property-casualty and life/health subsidiaries in Switzerland (Allianz Suisse Versicherungs-Gesellschaft and Allianz Suisse Lebensversicherungs-Gesellschaft) and in Austria (Allianz Elementar Versicherungs-Aktiengesellschaft

(1)	Please see Note 4 to our consolidated financial statements for information on changes in the scope of consolidation in the years ended December 31, 2006, 2005 and 2004.

and Allianz Elementar Lebensversicherungs-Aktiengesellschaft) through holding companies. These subsidiaries were formerly held jointly by Allianz AG (now Allianz SE) and RAS, with RAS holding the majority. Also due to implementation of the merger, Allianz SE now directly holds majority interests in the Portuguese insurance subsidiary, Compañhía de Seguros Allianz Portugal S.A., and in the Spanish insurance subsidiary, Allianz Compañía de Seguros y Reaseguros S.A.

The acquisition of the minority interest in AGF, which was announced on January 18, 2007, is also designed to further streamline our Group structure across regions and business units.(2)

Reorganization of German Insurance Operations

In 2006, we further consolidated our major German insurance subsidiaries (Allianz Versicherungs-Aktiengesellschaft, Allianz Lebensversicherungs-Aktiengesellschaft and Allianz Private Krankenversicherungs-Aktiengesellschaft) under the new holding company Allianz Deutschland AG (wholly-owned by Allianz SE). In the course of this reorganization, which we announced in September 2005, Frankfurter Versicherungs-AG and Bayerische Versicherungsbank AG were merged into Allianz Versicherungs-Aktiengesellschaft. The tied agent sales activities of the German property-casualty and life/health business, which previously were run by five different corporations, were consolidated into a separate sales company, Allianz Beratungs- und Vertriebs-AG, which is also a subsidiary of Allianz Deutschland AG. We have replaced the insurance operations’ previous regional structure with four sales and service regions.

The reorganization of our German insurance operations is designed to simplify structures and reduce complexity within the Allianz Group, allowing us to react to changes in our markets with greater speed, focus and flexibility. Our goal is to create one joint presence of our insurance operations, with customers perceiving Allianz as one unit with comprehensive high quality services geared toward the customer’s needs. This process is part of our strategy to further develop our leading position in the German insurance market.

(2)	Please see “Operating and Financial Review and Prospects—Recent and Expected Developments—Significant Expected Investments” for further information on this transaction.

We are continuing this reorganization plan and expect to have the new business model in place by 2008. The new business model will require approximately 5,700 fewer staff. In connection with this reorganization we took the following steps in 2006:

•	Created the German insurance holding company Allianz Deutschland AG.

•	Top management team in place.

•	Agreement on key points between the works councils and the management of Allianz Deutschland AG and its main subsidiaries.

•	Allianz Deutschland AG and its main subsidiaries committed not to make any compulsory redundancies until the end of 2009.

•	Districts organized into four regions.

•	Distribution centralized.

•	Property-Casualty companies merged.

We expect the reduced complexity to allow us to reduce costs in the long-term. As of December 31, 2006, Allianz Deutschland AG’s provisions for restructuring amounted to €455 million.(1)

Merger of Industrial Insurance Business within Allianz Global Corporate & Specialty

In the second half of 2006, we commenced the reorganization of the Allianz Group’s international corporate and specialty insurance business by creating Allianz Global Corporate & Specialty AG, a wholly-owned subsidiary of Allianz SE. This unit houses the activities of the former Allianz Global Risks Re and Allianz Marine & Aviation operating entities, the corporate customer business of Allianz Sach, as well as Allianz Risk Transfer in Switzerland, under the umbrella of one Munich-based company. In the future, we also plan to integrate other local corporate and specialty insurance activities in selected locations into Allianz Global Corporate & Specialty AG in order to offer a comprehensive range of risk management solutions and specialist expertise from one source. The new organization is designed to facilitate a clear client focus, while it reduces complexity, increases efficiency and promotes globally consistent management practices.

(1)	For further information see Note 49 to our consolidated financial statements.

“Neue Dresdner Plus” Reorganization Program

In 2006, Dresdner Bank launched the “Neue Dresdner Plus” reorganization program, by integrating its former four operating divisions into two operating divisions. As part of this restructuring, 2,480 full-time positions are to be cut at the Dresdner Bank Group in the period up to 2008. The Board of Management and the employee representatives have agreed on a social plan for implementing the reduction of the number of employees associated with the program as part of a reconcilement of interests. The final new business model of Dresdner Bank will consist of the following two new operating divisions:

•

Private & Corporate Clients combines all banking activities formerly provided by the Personal Banking and Private & Business Banking divisions (including Private Wealth Management) as well as our activities with medium-sized business clients from our former Corporate Banking division.

•

Investment Banking, with Global Banking and Capital Markets, unites the activities formerly provided by the Dresdner Kleinwort Wasserstein division and the remaining activities of the former Corporate Banking division.

In addition, the Corporate Other division contains income and expense items that are not assigned to Dresdner Bank’s operating divisions.

The goal of the “Neue Dresdner Plus” program is to re-position Dresdner Bank to further develop its advisory services and sales activities for private clients as well as to create a single source for groups and institutional clients. As of December 31, 2006, Dresdner Bank Group’s provisions for restructuring amounted to €379 million. In 2006, Dresdner Bank Group recorded restructuring charges for all restructuring programs of €422 million.(2)

Reorganization in the United States

In order to capture the potential for regional synergies, the Allianz Group has commenced a reorganization of the business lines in the United States by strengthening the role of the Allianz of America Inc. holding company in an effort to create expense and distribution synergies between the

(2)	For further information see Note 49 to our consolidated financial statements.

different businesses in the United States. This regionalization is designed to allow our U.S. companies to leverage all of the available resources and assets and to enable Allianz Life United States and Fireman’s Fund to more effectively anticipate and deliver on customer needs. The respective management teams of each company will be able to draw upon the resources of Allianz of America to provide customers with high-quality solutions, maximize cross-selling opportunities, simplify services, and leverage combined assets while driving a performance-based culture. The goal of the reorganization is to optimize the ability of both companies to improve their market positions.

Global Diversification(1)

As an integrated financial services provider we offer insurance, banking and asset management products and services from a single source to more than 60 million customers in over 70 countries. We are one of the leading insurers and financial services providers world-wide. Based on our market capitalization(2) we are the largest financial institution in Germany.

Europe is our home market. We consider property-casualty insurance in the region to be rather saturated. In life/health insurance, we see the characteristics of aging societies and their rising need for private retirement provision products and additional health insurance coverage as a growth opportunity.

■ ■ ■ ■	Austria	■ ■	Luxembourg
■ ■ ■	Belgium	■ ■ ■ ■	Netherlands
■ ■ ■ ■	France	■ ■ ■	Portugal
■ ■ ■ ■	Germany	■ ■ ■ ■	Spain
■ ■ ■	Greece	■ ■ ■ ■	Switzerland
■ ■	Ireland	■ ■ ■	United Kingdom
■ ■ ■ ■	Italy	■ ■	Turkey

2006 in review:

•	January 1: Allianz Deutschland AG and a new independent sales company in Germany are launched and, at the same time, regional structures are simplified.
•	June 22: Restructuring details at Allianz Deutschland AG and Dresdner Bank AG announced.
•	October 13: Allianz AG completes conversion into Allianz SE.
•	November 28: First European company pension offer launched.
•	December 18: Merger of dit and dbi in our Asset Management segment.

New Europe – We are committed to a region in transition: We are established in the most important insurance markets in the region and have leading market positions. New Europe offers substantial opportunities across all lines of business alongside rising living standards.

■ ■ ■ ■	Bulgaria	■ ■ ■	Slovakia
■ ■ ■	Croatia
■ ■ ■	Czech Republic
■ ■ ■ ■	Hungary
■ ■ ■	Poland
■ ■	Romania
■ ■ ■ ■	Russia

2006 in review:

•	October 2: Introduction of a limited edition index-linked life insurance product in Bulgaria, Croatia, Czech Republic, Poland, Romania and Slovakia.
•	October 17: Allianz Hungária is the first insurer and asset manager in Hungary to found a retail bank. With this move, Allianz in Hungary becomes an integrated financial services provider.
•	December 27: Allianz Direct New Europe commences operations as the first pan-European regional direct platform offering property-casualty insurance products for customers in Poland and the Czech Republic.

■	Property-Casualty	■	Life/Health	■	Banking	■	Asset Management

(1)	Please see “—International Presence” for a breakdown of selected operating entities.

(2)	As of March 1, 2007. Source: Deutsche Börse Group.

The Americas – We are well-positioned in the United States, the largest insurance market of the world. Overall, our American operations take place in attractive markets.

■ ■	Argentina
■ ■ ■	Brazil
■	Colombia
■	Mexico
■ ■ ■ ■	United States
■ ■	Venezuela

2006 in review:

•

September 5: Standard & Poor’s affirmed its “A” counterparty and insurer financial strength ratings on Fireman’s Fund and rated subsidiaries. The rating outlook has been revised to positive from stable.

•

December 7: AlIianz Life United States announced the full integration of operations between its retail broker/dealer subsidiaries, USAllianz Securities® and Questar Capital Corporation. The organization will operate under the Questar Capital name.

Asia-Pacific and Africa – Asia-Pacific is the Allianz Group’s largest emerging region. Many markets in this part of the world are characterized by high growth rates.

■ ■	Australia	■ ■	South Korea
■ ■ ■ ■	China	■ ■ ■	Malaysia
■ ■	Indonesia	■ ■ ■	Singapore
■ ■	India	■ ■	Taiwan
■ ■ ■	Japan	■ ■	Egypt
■	Laos

2006 in review:

•	January 24: AlIianz is the first western joint-venture insurer to introduce insurance products in Indonesia, which comply with the rules of the Islamic law, Sharia.
•	January 27: AlIianz and Industrial and Commercial Bank of China Ltd. (or “ICBC”) announce strategic investment and partnership agreement. AlIianz acquires a 2.5% interest in ICBC.
•	April 1: Following the shareholder change in 2005, the former AlIianz Dazhong was renamed into AlIianz China Life.

Our Largest Insurance Markets and Companies

Property-Casualty Insurance Operations(1)

Germany

Operations We operate in the German property-casualty market through operating entities combined under the umbrella of Allianz Versicherungs-Aktiengesellschaft (or “Allianz Sach”). Allianz Sach is the market leader in Germany based on gross premiums written in 2006.(2) Our results of operations presented under Germany also include our property-casualty assumed reinsurance business, primarily attributable to Allianz SE.

Products and Distribution We offer a wide variety of insurance products, of which our main lines of business include motor (liability and own damage), general liability, homeowner and accident. Allianz Sach distributes its products mainly through a network of full-time tied agents. However, distribution through Dresdner Bank branches and the Internet is increasing in relative importance.

Expected Developments With Germany being a rather mature market with a high degree of competition, one of the key challenges is managing the trade-off between achieving growth while maintaining profitability. We are currently reorganizing our major German operating entities. The new structure is designed to further develop our leading position in the German insurance market by a joint presence, thus allowing us to provide an enhanced customer orientation and improved service, while at the same time cutting costs in the long-term through reduced complexity.(3)

France

Operations Through the companies of AGF Group, we ranked third in the property-casualty market in France, based on gross premiums written in 2005.(4)

Products and Distribution The broad range of “AGF” brand products for both individuals and

(1)	Please see “—International Presence” for the Allianz Group’s ownership percentages in the operating subsidiaries mentioned.
(2)	Source: German Insurance Association, GDV.
(3)	Please see “—Important Group Organizational Changes—Reorganization of German Insurance Operations” for further information.
(4)	Source: French Insurers Association, FFSA.

corporate customers, including property, injury and liability insurance, are distributed primarily through a network of general agents, brokers and other direct sales channels.

Expected Developments Operating in a market that has seen limited growth in recent years, we seek to focus on maintaining operating profitability while simultaneously implementing selective initiatives aimed to generate growth. One such initiative is the introduction of a new motor tariff at the end of 2006, which we expect will have a beneficial impact on our business development in the coming years.

The acquisition of the minority interest in AGF is expected to reduce the complexity of our organization and allows us to further implement Allianz Group-wide programs and initiatives, as well as to strengthen our market position in France.(5)

Italy

Operations We operate in the Italian market through our “RAS”, “Lloyd Adriatico” and “Allianz Subalpina” brands. Jointly, we continued to rank third in the Italian property-casualty market, based on gross premiums written in 2005.(6)

Products and Distribution The RAS Group operates in most major personal and commercial property-casualty lines in Italy, while Lloyd Adriatico S.p.A. underwrites mainly personal lines. The RAS Group’s most important business line is motor. Other important businesses include fire, general liability and personal accident.

Expected Developments The Italian non-motor market, which has a lower penetration rate for insurance products compared to other European markets, represents a potential market for growth. Among other channels, we also view distribution through direct operations as a growth channel.

RAS S.p.A., Lloyd Adriatico S.p.A. and Allianz Subalpina S.p.A. have launched the project to integrate the Allianz Group’s operations in Italy. The integration is designed to allow Allianz to serve the Italian market, its second largest based on premiums,

(5)	Please see “Operating and Financial Review and Prospects—Recent and Expected Developments—Significant Expected Investments” for further information.
(6)	Source: Italian Insurers Association, ANIA.

with a broad range of insurance and financial products and with more effective customer service. We are also implementing this integration to seek to benefit from the announced deregulation of insurance distribution in Italy.

United Kingdom

Operations We serve the market in the United Kingdom primarily through our subsidiary Allianz Cornhill Insurance plc. (or “Allianz Cornhill”) and rank seventh based on gross premiums written in 2005.(1) In 2006, Allianz Cornhill further strengthened its market position in the United Kingdom through the acquisition of the remaining interest in Premier Line Direct Ltd. and the acquisition of Home & Legacy (Holdings) Ltd.

Products and Distribution We offer a broad range of property-casualty products, including a number of specialty products, which we offer through our personal, commercial and specialty lines and through a range of distribution channels, including affinity groups.

Expected Developments Operating in a highly competitive market, Allianz Cornhill has concentrated on active cycle management as a measure to support its operating profitability.

Effective April 30, 2007, Allianz Cornhill Insurance plc. changed its company name to Allianz Insurance plc. in order to benefit from the “Allianz” brand.

Switzerland

Operations In the Swiss market we are represented by the Allianz Suisse brand and Allianz Risk Transfer AG. Allianz Suisse acts as the umbrella brand for our four general property-casualty legal entities in Switzerland. Based on gross premiums written in 2005, Allianz Suisse ranks fourth in Switzerland.(2)

Products and Distribution While Allianz Suisse operates in the general property-casualty market in Switzerland, Allianz Risk Transfer AG offers conventional reinsurance and a variety of

(1)	Source: Financial Services Authority, FSA.
(2)	Source: Statistics of the Swiss Federal Bureau of Private Insurers.

alternative risk transfer products. The most important line of business for Allianz Suisse is motor, comprising approximately 42% of its gross premiums written in 2006.

Expected Developments In the very competitive market environment in Switzerland, we will continue to put profitability first, while expecting to achieve attractive growth.

Spain

Operations We serve the Spanish market through our operating entities Allianz Compañía de Seguros y Reaseguros S.A. and Fénix Directo S.A. We currently rank third in the Spanish market, based on gross premiums written in 2006.(3)

Products and Distribution In Spain, we offer a wide variety of personal and commercial property-casualty insurance products, with an emphasis on motor business, comprising approximately two-thirds of our gross premiums written in Spain in 2006.

Expected Developments Market conditions in Spain are characterized by the continuation of intense price competition in motor business.

Western and Southern Europe

Operations We conduct property-casualty operations in most of the other Western and Southern European countries, of which, based on gross premiums written in 2006, the largest are our operations in the Netherlands, Austria and Ireland.

Products and Distribution The most important lines of business of Allianz Nederland Schadeverzekering N.V. in the Netherlands are motor and fire insurance. Our Dutch subsidiary distributes its products through independent agents and brokers.

Allianz Elementar Versicherungs-Aktiengesellschaft in Austria offers a broad range of products to individual and group customers primarily through salaried sales forces, tied agents and brokers.

Our subsidiary Allianz Irish Life Holdings p.l.c. offers a wide variety of products, mainly motor and property insurance for both commercial and private

(3)	Source: Research and Statistics Bureau of Spanish Insurers and Pension Funds, ICEA.

customers in Ireland, and distributes predominantly through brokers and banks as well as telephone- and internet-based direct sales channels.

Expected Developments The Dutch insurance market is characterized by intense competition. In the motor business with expected price decreases. In Ireland, we expect the market will become more favorable in 2007, both in commercial and in personal lines.

New Europe

Operations We are the leading international insurance company in Central and Eastern Europe, based on gross premiums written in 2005(1), which we believe is one of the fastest growing insurance markets in the world. We serve the market through our operating subsidiaries in Hungary, the Czech Republic, Slovakia, Poland, Bulgaria, Romania and Croatia. We also sell property-casualty insurance in Russia through our subsidiaries embraced under Allianz Russia and our participation in Russian People’s Insurance Society “Rosno”.

Products and Distribution The primary products sold in these countries are mandatory motor third-party liability and motor own damage coverage.

Expected Developments Motor business and increasingly other personal lines products continue to be the primary sources of our profitable growth, while we also expect to expand and further develop our sales network. We believe we are well-positioned to capture the opportunities from the expected growth in demand for property-casualty insurance products.

On February 21, 2007, the Allianz Group announced the purchase of further interest in Rosno, increasing our holding to approximately 97%. With this acquisition we are expanding our position as the number one insurer in Central and Eastern Europe.

United States

Operations Our operations in the United States are organized under the umbrella of Allianz of America Inc., which comprises a group of operating entities underwriting a wide, but focused, variety of lines of business.

(1)	Source: Own estimate based on published annual reports.

Products and Distribution Through Fireman’s Fund Insurance Company (or “Fireman’s Fund”), we underwrite personal, commercial and specialty lines. Fireman’s Fund’s business strategy focuses on specific markets. The personal lines address the needs of high net worth customers. The commercial business targets a core set of industries offering specialized products and services. Our specialty products are sold through local distribution channels, which allow us to tailor our products and services to our customer’s needs.

Expected Developments Fireman’s Fund expects to continue to grow in these target markets by enhancing customer solutions. We plan to upgrade customer service capabilities, introduce new products and services, and leverage cross-selling through strengthened distribution management.

In addition, we are currently undertaking certain reorganization measures in the United States. We expect these measures will help us to strengthen our market position.(2)

Asia-Pacific

Operations In Asia-Pacific, the large majority of our business is generated by Allianz Australia, which serves the markets of Australia and New Zealand. We also maintain operations in Malaysia, Indonesia, as well as other Asia-Pacific countries, including China, Thailand, Japan, Hong Kong, Singapore, Laos and India.

Products and Distribution Our Australian insurance operations include a variety of products and services, with particularly strong positions in the workers compensation market, as well as in rehabilitation and occupational health, safety and environment services. We also operate in certain niche markets, including premium financing and pleasure craft insurance. Allianz Australia markets our products through brokers and non-tied agents as well as directly to customers.

Expected Developments Allianz Australia expects to continue to employ market segmentation technique, which includes diversifying its portfolio outside of the traditionally cyclical areas.

(2)	Please see “—Important Group Organizational Changes—Reorganization in the United States” for further information.

South America

Operations We conduct our property-casualty operations in Brazil through our subsidiary AGF Brasil Seguros S.A. Based on gross premiums written in 2006, we are the seventh-largest property-casualty insurance provider in Brazil.(1) We also sell property-casualty products in Colombia, Argentina and Venezuela.

Products and Distribution In Brazil, we write primarily automobile insurance, but also fire, transportation and other lines. Distribution is organized primarily through independent agents and brokers. In Colombia, Venezuela and Argentina we also market a broad range of products.

Expected Developments We expect growth to continue, primarily in Brazil and Argentina, mainly driven by the motor market.

Specialty Lines

Operations Through our subsidiary Euler Hermes, the largest credit insurer in the world, based on gross premiums written in 2005(2), we underwrite credit insurance in major markets around the world.

Allianz Global Corporate & Specialty primarily combines the Allianz Group’s international corporate insurance business.(3)

Through Mondial Assistance Group, we are among the world’s largest providers of travel insurance and assistance services based on gross premiums written in 2005.(4)

Products and Distribution Euler Hermes provides enterprises protection against the risk of non-payment of receivables and customer insolvency. Thereby, we help companies of all sizes, wherever they trade, to safeguard and grow their business. In addition, through Allianz Global Corporate & Specialty, we offer a variety of other specialty lines of business, namely marine, aviation and industrial

(1)	Source: Own estimate based on published annual reports.
(2)	Source: Own estimate based on published annual reports.
(3)	Please see “—Important Group Organizational Changes—Merger of Industrial Insurance Business within Allianz Global Corporate & Specialty” for further information on this newly created subsidiary.
(4)	Source: Own estimate based on published annual reports.

transport insurance, international industrial risks reinsurance, and through Moncial Assistance Group, we offer travel insurance and assistance services. In contrast to our other insurance businesses, we manage and offer these services on a worldwide basis.

Expected Developments Through the recent combination of our international corporate business within Allianz Global Corporate & Specialty, which manages a diversified portfolio of risk management solutions and services, we expect to realize synergies and increase efficiency.

At Mondial Assistance Group, we seek to enter in new markets and develop new products. A variety of sales channels including the internet is used to achieve this goal.

Life/Health Insurance Operations(5)

Germany Life

Operations In our most important market, Allianz Lebensversicherungs-Aktiengesellschaft (or “Allianz Leben”) is the market leader for life insurance based on statutory premiums in 2006.(6) In addition to Allianz Leben, we operate through a variety of smaller operating entities in the German market.

Products and Distribution We are active both in the private and commercial markets and offer a comprehensive range of life insurance and related products on both an individual and group basis. The main classes of coverage offered include annuity, endowment and term insurance. In our commercial lines, we offer group life insurance and provide companies with services and solutions in connection with pension schemes and defined contribution plans. Allianz Leben distributes its products mainly through a network of full-time tied agents, while distribution through Dresdner Bank branches and brokers is increasing.

Expected Developments We are currently reorganizing our major German operating entities. The new structure is designed to further develop our

(5)	Please see “—International Presence” for the Allianz Group’s ownership percentages in the operating subsidiaries mentioned.
(6)	Source: German Insurance Association, GDV.

leading position in the German insurance market by a joint presence, thus allowing us to provide an enhanced customer orientation and improved service, while at the same time cutting costs in the long-term through reduced complexity.

Germany Health

Operations Through Allianz Private Kranken-versicherungs-Aktiengesellschaft (or “Allianz Private Kranken”), we are the third-largest private health insurer in Germany based on statutory premiums in 2005(1) with more than two million customers.

Products and Distribution Allianz Private Kranken provides a wide range of health insurance products, including full private healthcare coverage for salaried employees and the self-employed, supplementary insurance for individuals insured under statutory health insurance plans, supplementary care insurance as well as foreign travel medical insurance. Allianz Private Kranken distributes its products mainly through a network of full-time tied agents.

Expected Developments The ongoing discussions about reforming the German statutory health insurance system causes uncertainty among customers. The demographic change combined with medical progress will cause rising expenses within the statutory health insurance system. Furthermore, benefit cuts will most likely occur. Private health insurers will benefit from this development in the long-run.

France

Operations In France, through the companies of AGF Group, we are the eighth-largest life insurance provider based on statutory premiums in 2005.(2)

Products and Distribution We provide a broad range of life and health insurance products, including short-term investment and savings products. An important portion of our life statutory premiums in France is generated through the sale of unit-linked policies.

(1)	Source: German Insurance Association, GDV.
(2)	Source: French Insurers Association, FFSA.

Expected Developments Life insurance is one of the fastest growing businesses of the AGF Group and we expect this strong growth to continue.

The acquisition of the minority interest in AGF is designed to allow us to reduce the complexity of our organizational and management structures, permitting us to further implement Allianz Group-wide programs and initiatives, as well as strengthen our market position in France.(3)

Italy

Operations We maintain a strong position in the Italian life insurance market through RAS Group, Lloyd Adriatico S.p.A. and Allianz Subalpina S.p.A. Jointly, on the basis of statutory premiums in 2005, our Italian subsidiaries ranked second.(4)

Products and Distribution In Italy, we offer individual life policies, primarily endowment policies, annuities and unit-linked products in addition to other products. Consistent with general trends in the Italian market, our business includes an increasing number of unit-linked policies, in which policyholders participate directly in the performance of policy-related investments. In 2006, two-thirds of our combined statutory premiums in Italy comprised unit-linked products. A large percentage of our contracts are marketed through our bancassurance channel.

Expected Developments RAS S.p.A., Lloyd Adriatico S.p.A. and Allianz Subalpina S.p.A. have launched the project to integrate the Allianz Group’s operations in Italy. The integration is designed to allow Allianz so serve the Italian market, its second largest based on premiums, with a broad range of insurance and financial products and with more effective customer service. We are also implementing this integration to seek to benefit from the announced deregulation of insurance distribution in Italy.

Switzerland

Operations We conduct our life/health operations in Switzerland primarily through Allianz

(3)	Please see “Operating and Financial Review and Prospects—Recent and Expected Developments—Significant Expected Investments” for further information.
(4)	Source: Italian Insurers Association, ANIA.

Suisse Lebensversicherungs-Gesellschaft and Phénix Vie. In aggregate, these operating entities represent the sixth largest life insurance provider in Switzerland based on statutory premiums in 2005.(1)

Products and Distribution We market a wide range of individual and group life insurance products, including retirement, death and disability products.

Expected Developments Given the relatively higher market share we hold in our property-casualty business in Switzerland, we believe there is potential for growth in our life/health business through cross-selling between our segments.

Spain

Operations We conduct our life/health operations in Spain through Allianz Compañía de Seguros y Reaseguros S.A. and through Eurovida, our joint venture with Banco Popular.

Products and Distribution Our Spanish insurance subsidiaries offer a broad product portfolio, consisting primarily of traditional life insurance, annuities, pension and unit-linked products, which are mainly distributed by agents and through our bank channel.

Expected Developments In 2006, income tax reforms were approved in Spain and became effective as of January 2007. Under the new tax law, most life insurance policies, except annuities, lose their tax privileges. It is still too early to finally assess the long-term impact of this income tax reform on our business. Nevertheless, we have analyzed our existing product range resulting in the development of new products and adaptation of the existing ones, in order to benefit through further profitable growth.

Western and Southern Europe

Operations We conduct life/health insurance operations in most of the other Western and Southern European countries, of which, based on statutory premiums 2006, the largest are in Belgium and the Netherlands.

Products and Distribution AGF Belgium Insurance S.A. markets a wide range of life insurance

(1)	Source: Statistics of the Swiss Federal Bureau of Private Insurers.

products mainly through brokers. In the Netherlands, we also offer a broad range of life insurance products and have a strong position in the unit-linked market.

Expected Developments The larger life insurance markets forming our Western and Southern European region are mature and provide limited growth opportunities.

New Europe

Operations We are present in all key markets in this region and are one of the top four international life insurance providers, based on statutory premiums in 2005.(2)

Products and Distribution In 2006, we continued to expand our product range and sales capacity throughout New Europe. We follow a multi-channel distribution approach and sell both unit-linked and traditional life insurance products. In the fourth quarter of 2006, our companies in the region launched a limited-edition index-linked life insurance product across six markets. In 2006, our Hungarian insurer, Allianz Hungária Biztositó Rt., opened its own retail bank and has become an integrated financial services provider.

Expected Developments Central and Eastern Europe represents one of the fastest growing life insurance markets of the world, as current penetration levels are low. In anticipation of the expected growth, we continuously strengthen our sales capacity and product range.

United States

Operations In the United States, we are represented by Allianz Life Insurance Company of North America (or “Allianz Life United States”) which is, as with our property-casualty business in the United States, also organized under the umbrella of Allianz of America Inc. In August 2006, Allianz Life United States sold its health insurance business to HCC Insurance Holdings Inc.

Products and Distribution Allianz Life United States is the market leader in fixed-indexed annuities, with approximately one-third of the market share based on statutory premiums in 2006.(1) On the same

(2)	Source: Own estimate based on published annual reports.

basis, Allianz Life United States holds a 10% share of the overall fixed annuity market and also has a 2% share of the large variable annuity market.(1) Its smaller but growing product lines include individual life and long-term care insurance.

Expected Developments Allianz Life United States is taking measures to grow its annuity products business by expanding distribution with broker-dealers, banks and wire-houses, designing channel-specific products, and also reinforcing product development of variable products and fixed-indexed products. For example, since November 2006, Allianz Life United States has entered into broker-dealer marketing agreements, having signed six in 2006 adding more than 10,000 agents. In addition, we are currently undertaking certain reorganization measures in the United States. We are confident that these measures will also help us to strengthen our market position.(2)

Asia-Pacific

Operations In Asia-Pacific, the majority of our operations are conducted in South Korea through Allianz Life Insurance Co. Ltd. (or “Allianz Life Korea”). Allianz Life Korea is the fifth-largest life insurance company in South Korea based on statutory premiums in 2005.(3) We are also represented in Taiwan by Allianz President Life Insurance Co. Ltd. (or “Allianz Life Taiwan”) and maintain operations in Malaysia, Indonesia, as well as other Asia-Pacific countries, including China, Thailand and India.

Products and Distribution Our South Korean operations market a wide range of life insurance products. Due to the very low interest rate environment and a favorable equity market in South Korea, Allianz Life Korea has increasingly shifted its focus to variable life products. Allianz Life Taiwan sells term life, whole life and endowment products. In addition, Allianz Life Taiwan increasingly offers investment-linked products.

Expected Developments We are seeking to expand in all of our selected markets, through

(1)	Source: LIMRA.
(2)	Please see “—Important Group Organizational Changes—Reorganization in the United States” for further information.
(3)	Source: South Korean Life Insurance Association.

internal growth and selected acquisitions. For example, in January 2007, we agreed with our long-term joint venture partner in Taiwan, the Uni-President Group, to acquire Uni-President’s shareholding in our joint venture Allianz Life Taiwan.

China is a strategic market for the Allianz Group and our partnership with Industrial and Commercial Bank of China Ltd. emphasizes our long-term commitment to the market and also offers a platform for our strategic expansion in China.

Additionally, Bajaj Allianz Life Insurance Company Ltd. (or “Allianz Life India”), in which we held an interest of 26.0% at December 31, 2006, has demonstrated strong growth in the last several years, becoming a leading private insurer in India, which we expect to continue.

South America

Operations Our largest life operation in this region is in Colombia. We also operate a small life portfolio in Brazil.

Products and Distribution Our life insurance activities in Colombia include traditional group life insurance as well as investment-oriented products like savings, pensions and annuity products.

Expected Developments We estimate that growth rates in the South American life insurance market will remain attractive over the coming years. Accordingly, we seek to expand our presence in life insurance beyond our Colombian subsidiary.

International Presence

The following table sets forth selected Allianz Group operating companies by geographic region at December 31, 2006, including our ownership percentage. It does not contain all companies of the Allianz Group, nor does it indicate whether an interest is held directly or indirectly by Allianz SE. Further, the ownership percentage presented in the following table includes equity participations held by dependent enterprises of the Allianz Group in full, even if the Allianz Group’s ownership in the dependent enterprise is below 100%. Please see Note

54 to our consolidated financial statements for a more extensive list of Allianz Group companies.

GERMANY
Allianz Capital Partners GmbH	100.0%
Allianz Dresdner Bauspar AG	100.0%
Allianz Global Corporate & Specialty AG	100.0%
Allianz Global Investors Advisory GmbH	100.0%
Allianz Global Investors AG	100.0%
Allianz Global Investors Europe GmbH	100.0%
Allianz Global Investors Kapitalanlagegesellschaft mbH	100.0%
Allianz Lebensversicherungs-Aktiengesellschaft	91.0%
Allianz Private Krankenversicherungs-Aktiengesellschaft	100.0%
Allianz Versicherungs-Aktiengesellschaft	100.0%
DEGI Deutsche Gesellschaft für Immobilienfonds m.b.H.	94.0%
Deutsche Lebensversicherungs-AG	100.0%
Dresdner Bank AG	100.0%
Euler Hermes Kreditversicherungs-AG	100.0%
MAN Roland Druckmaschinen AG	100.0%
Oldenburgische Landesbank Aktiengesellschaft	89.4%
Reuschel & Co. Kommanditgesellschaft	97.5%

OTHER EUROPE – WESTERN AND SOUTHERN EUROPE
Austria
Allianz Elementar Lebensversicherungs-Aktiengesellschaft	100.0%
Allianz Elementar Versicherungs-Aktiengesellschaft	100.0%

Belgium
AGF Belgium Insurance S.A.	100.0%

France
AGF Asset Management S.A.	99.8%
Assurances Générales de France IART S.A.	100.0%
Assurances Générales de France Vie S.A.	100.0%
Assurances Générales de France	60.2%
Banque AGF S.A.	100.0%
Euler Hermes SFAC S.A.	100.0%
Mondial Assistance S.A.S.	100.0%

Greece
Allianz General Insurance Company S.A.	100.0%
Allianz Life Insurance Company S.A.	100.0%

Ireland
Allianz Irish Life Holdings p.l.c.	66.4%
Allianz Worldwide Care Ltd.	100.0%

Italy
ALLIANZ SUBALPINA S.p.A. SOCIETÀ DI ASSICURAZIONI E RIASSICURAZIONI	98.0%
Lloyd Adriatico S.p.A.	99.7%
RAS ASSET MANAGEMENT Società di gestione del risparmio S.p.A.	100.0%
Riunione Adriatica di Sicurtà S.p.A.	100.0%

Luxembourg
Allianz Global Investors Luxembourg S.A.	100.0%
Dresdner Bank Luxembourg S.A.	100.0%

Netherlands
Allianz Nederland Levensverzekering N.V.	100.0%
Allianz Nederland Schadeverzekering N.V.	100.0%

Portugal
Companhia de Seguros Allianz Portugal S.A.	64.8%

Spain
Allianz Compañía de Seguros y Reaseguros S.A.	99.9%

Switzerland
Allianz Risk Transfer AG	100.0%
Allianz Suisse Lebensversicherungs-Gesellschaft	100.0%
Allianz Suisse Versicherungs-Gesellschaft	100.0%
Dresdner Bank (Schweiz) AG	99.8%
ELVIA Reiseversicherungs-Gesellschaft AG	100.0%

United Kingdom
Allianz Cornhill Insurance plc.	98.0%	(1)
RCM (UK) Ltd.	100.0%

OTHER EUROPE – NEW EUROPE
Bulgaria
Allianz Bulgaria Insurance and Reinsurance Company Ltd.	78.0%
Allianz Bulgaria Life Insurance Company Ltd.	99.0%
Commercical Bank Allianz Bulgaria Ltd.	99.8%

Croatia
Allianz Zagreb d.d.	80.1%

Czech Republic
Allianz pojistóvna, a.s.	100.0%

	Hungary
	Allianz Hungária Biztositó Rt.	100.0%

‘	Poland
	TU Allianz Polska S.A.	100.0%
	TU Allianz Polska Zycie S.A.	100.0%

	Romania
	Allianz Tiriac Asigurari SA	51.6%

	Russian Federation
	Insurance Joint Stock Company “Allianz”	100.0%

	Slovakia
	Allianz-Slovenská poist’ovna a.s.	84.6%

NORTH AND SOUTH AMERICA
Argentina
AGF Allianz Argentina Compañía de Seguros Generales S.A.	100.0%

Brazil
AGF Brasil Seguros S.A.	72.5%

Colombia
Colseguros Generales S.A.	100.0%

Mexico
Allianz México S.A. Companía de Seguros	100.0%

United States
Allianz Global Investors of America L.P.	97.3%
Allianz Global Investors Distributors LLC	100.0%
Allianz Global Risks US Insurance Company	100.0%
Allianz Life Insurance Company of North America	100.0%
Fireman’s Fund Insurance Company	100.0%
NFJ Investment Group L.P.	100.0%
Nicholas Applegate Capital Management LLC	100.0%
Oppenheimer Capital LLC	100.0%
Pacific Investment Management Company LLC	85.0%
RCM Capital Management LLC	100.0%

Venezuela
Adriática de Seguros C.A.	98.3%

ASIA-PACIFIC AND REST OF WORLD
Australia
Allianz Australia Limited	100.0%

China
Allianz China Life Insurance Co. Ltd.	51.0%
Allianz Global Investors Hong Kong Ltd.	100.0%
Allianz Insurance (Hong Kong) Ltd.	100.0%

Indonesia
PT Asuransi Allianz Utama Indonesia Ltd.	75.4%
PT Asuransi Allianz Life Indonesia p.l.c.	99.8%

Japan
Allianz Fire and Marine Insurance Japan Ltd.	100.0%
Dresdner Kleinwort (Japan) Ltd.	100.0%

Laos
Assurances Générales du Laos Ltd.	51.0%

South Korea
Allianz Global Investors Korea Limited	100.0%
Allianz Life Insurance Co. Ltd.	100.0%

Malaysia
Allianz General Insurance Malaysia Berhad p.l.c.	98.7%
Allianz Life Insurance Malaysia Berhad p.l.c.	100.0%

Singapore
Allianz Global Investors Singapore Ltd.	100.0%
Allianz Insurance Company of Singapore Pte. Ltd.	100.0%

Taiwan
Allianz President Life Insurance Co. Ltd.	50.0%	(2)
Allianz Global Investors Taiwan (SITE) Ltd.	100.0%

Egypt
Allianz Egypt Insurance Company S.A.E.	85.0%
Allianz Egypt Life Company S.A.E.	99.4%

Business segments

Property-Casualty
Life/Health
Banking
Asset Management
Corporate

Operating entity contributes a substantial portion of our total revenues within our primary geographic markets. Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

(1) 99.99% of the voting share capital.

(2) Controlled by the Allianz Group.

Property-Casualty Insurance Reserves

General

The Allianz Group establishes property-casualty loss reserves for the payment of losses and loss adjustment expenses (or “LAE”) on claims which have occurred but are not yet fully settled. Loss and LAE reserves fall into two categories: individual case reserves for reported claims and reserves for incurred but not reported (or “IBNR”) claims.

Case reserves are based on estimates of future loss and LAE payments on claims already reported. Such estimates are made on a case-by-case basis, based on the facts and circumstances available at the time the reserves are initially established. The estimates reflect the informed judgment of claims personnel based on general insurance reserving practices and knowledge of the nature and value of a specific type of claim. These case reserves are regularly re- evaluated in the ordinary course of the settlement process and adjustments are made as new information becomes available.

IBNR reserves are established to recognize the estimated cost of losses that have occurred but where the Allianz Group has not yet been notified (incurred but not yet reported, “IBNYR”), as well as additional development of claims relating to case reserves (incurred but not enough reported, or “IBNER”). Similar to case reserves for reported claims, IBNR reserves are established to recognize the estimated costs, including loss adjustment expenses, necessary to bring claims to final settlement. Allianz Group relies on its past experience, adjusted for current trends and any other relevant factors, to estimate IBNR reserves.

IBNR reserves are estimates based on actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Trends regarding claim frequency, severity and time lag in reporting are examples of factors used in calculating the IBNR reserves. IBNR reserves are reviewed and revised periodically as additional information becomes available.

The process of estimating loss and LAE reserves is by nature uncertain due to the large number of variables affecting the ultimate amount of claims.

Some variables are internal to the Allianz Group, such as changes in claims handling procedures, introduction of new information technology (IT) systems or company acquisitions and divestitures. Other factors are external to the Allianz Group, such as inflation, judicial trends and changes in the applicable legal and regulatory environment. The Allianz Group attempts to reduce the uncertainty in reserve estimates through the use of multiple actuarial and reserving techniques and analysis of the assumptions underlying each technique.

Within the Allianz Group, loss and LAE reserves are estimated by local operating entity, and within each entity by line of business. Group-level actuaries at Allianz SE use a variety of methods to oversee and monitor reserve levels set by the local companies. The loss reserving process on a local entity level and the central oversight function are described in more detail below.

During 2006, there were no significant changes in the mix of business written across Allianz Group.

On the basis of currently available information, management believes that the Allianz Group’s property-casualty loss and LAE reserves are adequate. However, the establishment of loss reserves is an inherently uncertain process, and accordingly, there can be no assurance that ultimate losses will not differ from these estimates.

Overview of Loss Reserving Process

Within the Allianz Group, loss and LAE reserves are set locally by reserving actuaries, subject to central monitoring and oversight by the Allianz SE actuarial department (“Group Actuarial”). This two stage reserving process is designed so reserves are set by those individuals most familiar with the underlying business, but in accordance with central standards and oversight. Our central standards are designed to provide consistent reserving methodologies and assumptions to be employed across the Group.

Local Reserving Processes

In each jurisdiction, reserves are calculated for individual lines of business taking into consideration a wide range of local factors. This local reserving process begins with local reserving actuaries gathering data to calculate estimates and reserves, with our companies typically dividing reserving data into the smallest possible homogeneous segments, while maintaining sufficient volume to form the basis for stable projections. For longer-tailed lines of business such as motor liability, development data going back for up to twenty or more years is used, while for shorter-tailed lines such as property, data going back five to seven years is typically considered sufficient. Once data is collected, we derive patterns of loss payment and emergence of claims based on historical data organized into development triangles arrayed by accident year vs. development year. Loss payment and reporting patterns are selected based on observed historical development factors and also on the judgment of the reserving actuary using an understanding of the underlying business, claims processes, data and systems as well as the market, economic, societal and legal environment. We then develop expected loss ratios, which are derived from the analysis of historical observed loss ratios, adjusted for a range of factors such as loss development, claims inflation, changes in premium rates, changes in portfolio mix and change in policy terms and conditions.

Using the development patterns and expected loss ratios described above, local reserving actuaries produce estimates of ultimate loss and allocated loss adjustment expense (LAE) using several methods. The most commonly used local reserving methods are:

•	Loss Development (Chain-Ladder) Method, which estimates ultimate loss and LAE by applying loss development patterns directly to observed paid and reported losses.

•	Bornhuetter-Ferguson Method, which estimates loss and LAE using development patterns, observed losses and a priori expected loss estimates.

•

Frequency-Severity Methods, which produce separate estimates of the ultimate number and average size of claims. In addition, individual companies use a variety of other methods for certain lines of business.

Using the above estimate of ultimate loss and LAE, we directly estimate total loss and LAE reserves by subtracting cumulative payments for claims and LAE through the relevant balance sheet date. Finally, local reserving actuaries calculate the relevant entities’ IBNR reserves as the difference between (i) the total loss and LAE reserves and (ii) the case reserves as established by claims adjusters on a case-by-case basis.

Because loss reserves represent estimates of uncertain future events, our local reserve actuaries determine a range of reasonably possible outcomes. To analyze the variability of loss reserve estimates, actuaries employ a range of methods and approaches, including simple sensitivity testing using alternative assumptions as well as more sophisticated stochastic techniques. Group reserving standards require that each company’s local reserve committee meet quarterly to discuss and document these reserving decisions and to select the best estimate of the ultimate amount of reserves within the range of possible outcomes and the rationale for that selection for the particular entity.

Central Reserve Oversight Process

Building on the local reserving process described above, Group Actuarial conducts a central process of reserve oversight. This process ensures that reserves are set at the local level in accordance with Group-wide standards of actuarial practice regarding methods, assumptions and data. The key components of this central oversight process are:

•	Minimum standards for actuarial loss reserving;

•	Regular central independent reviews by Group Actuarial of reserves of local operating entities;

•	Regular peer reviews by Group Actuarial of reserve reports provided by local operating entities; and

•	Regular quantitative and qualitative reserve monitoring.

Each of these components is described further below.

Minimum standards for actuarial loss reserving: Group-wide minimum standards of actuarial reserving define the reserving practices which must be conducted by each operating entity. These standards provide guidance regarding all relevant aspects of loss reserving, including organization and structure, data, methods, and reporting. Group Actuarial monitors compliance with these minimum standards through a combination of diagnostic review – i.e. standardized qualitative assessment of the required components in the reserving process – and local site visits. Group Actuarial informs the local operating entity of areas requiring immediate remediation as well as areas for potential improvement and coordinates with the local operating entities to address the relevant issues and implement improvements.

Regular central independent reviews by Group Actuarial of reserves of local operating entities: Group Actuarial performs independent reviews of loss and LAE reserves for key local operating entities on a regular basis. This process is designed such that all significant entities are reviewed once every three years. Such a review typically starts with site visits to ensure that Group Actuarial updates their knowledge of the underlying business as well as the issues related to data and organization. Group Actuarial then conducts an analysis of reserves using data provided by the operating entity. Preliminary conclusions are then discussed with the local operating entity prior to being finalized. Any material differences between Group Actuarial’s reserve estimates and those of the local operating entity are then discussed, and evaluated to determine if changes in assumptions are needed.

Regular peer reviews by Group Actuarial of reserve reports provided by local operating entities: Local operating entities are required to provide Group Actuarial with an annual reserve report, documenting the entity’s analysis of its loss and LAE reserves. The Allianz Group standard for these reports is that an independent actuary, by analyzing this report and discussing it with the entity, must be capable of forming an opinion regarding the appropriateness of the entity’s held reserves. In years when Group Actuarial does not perform a complete reserve review of an Allianz Group company, it will perform a peer review of the entity’s own analysis.

Regular quantitative and qualitative reserve monitoring: On a quarterly basis, Group Actuarial monitors reserve levels, movements and trends across the Allianz Group. This monitoring is conducted on the basis of quarterly loss data submitted by local operating entities as well as through participation in local reserve committees and frequent dialogue with local actuaries of each operating entity. This quarterly loss data provides information about quarterly reserve movements, as the information is presented by accident year and line of business, as defined by the local operating entity.

The oversight and monitoring of the Group’s loss reserves culminate in quarterly meetings of the Group Reserve Committee, which monitors key developments across the Group affecting the adequacy of loss reserves.

Loss and LAE Composition by Region and Line of Business

The time required to learn of and settle claims is an important consideration in establishing reserves. Short-tail claims, such as automobile property damage claims, are typically reported within a few days or weeks and are generally settled within two to three years. Medium-tail claims such as personal and commercial motor liability claims generally take four to six years to settle, while long-tail claims, such as general liability, workers compensation, construction and professional liability claims take longer.

The following table breaks down the loss and LAE reserves of the Allianz Group, in total and separately by IBNR and case reserves, gross of reinsurance, by region and major line of business for the years ending December 31, 2004, 2005 and 2006, on an IFRS basis. The credit, travel and global corporate lines are written on a world-wide basis through multiple legal entities in several countries, and as a result, are not included in the regional totals.

The Allianz Group estimates that loss and LAE reserves consist of approximately 12% short-tail, 59% medium-tail and 29% long-tail business.

Loss and LAE Reserves by Year, Region and Line of Business, Gross of Reinsurance(1)

	Automobile Insurance			General Liability			Property			Other Short-Tail Lines(2)			Other Medium-Tail Lines(2)			Other Long-Tail Lines(2)			Total
As of December 31,	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006
	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn
Germany(3)	4,806	4,696	4,681	1,714	1,826	1,875	732	748	556	—	—	—	2,165	2,731	2,454	2,219	2,051	2,017	11,637	12,053	11,583
Case Reserves(1)	4,663	4,579	4,555	1,127	1,251	1,300	597	592	452	—	—	—	1,503	1,984	1,631	640	679	695	8,530	9,085	8,632
IBNR	143	117	126	587	574	575	135	156	104	—	—	—	662	748	824	1,579	1,373	1,322	3,106	2,968	2,951
France	2,132	2,180	2,224	1,777	1,901	1,924	1,200	1,161	1,103	244	306	316	2,074	2,144	2,182	1,113	1,052	997	8,540	8,744	8,746
Case Reserves(1)	1,607	1,610	1,511	1,538	1,541	1,534	1,002	963	921	76	95	114	828	785	763	67	54	66	5,117	5,049	4,910
IBNR	525	571	713	238	359	390	198	197	182	169	211	202	1,246	1,359	1,419	1,046	997	931	3,423	3,695	3,836
Italy	3,920	4,175	4,192	1,495	1,579	1,716	445	449	521	152	142	134	425	430	459	9	12	14	6,446	6,786	7,035
Case Reserves(1)	2,626	2,927	3,091	1,025	1,023	1,067	401	422	510	131	119	110	379	385	407	8	11	13	4,571	4,886	5,197
IBNR	1,294	1,249	1,101	470	556	649	43	27	10	21	23	24	45	45	53	0	1	1	1,875	1,900	1,838
United Kingdom	964	1,029	1,005	342	418	503	465	615	485	66	73	77	305	194	259	897	927	935	3,038	3,257	3,265
Case Reserves(1)	789	836	847	256	306	356	305	456	356	27	30	29	191	116	179	613	607	577	2,180	2,350	2,344
IBNR	174	193	157	87	112	147	160	159	129	39	44	48	114	79	80	284	320	359	858	907	921
Switzerland	845	824	842	239	236	233	101	146	104	96	82	74	554	872	836	1,116	1,119	1,080	2,950	3,278	3,169
Case Reserves(1)	728	718	683	200	189	191	83	126	74	66	59	53	447	675	725	822	791	764	2,346	2,557	2,490
IBNR	117	106	159	39	47	42	18	20	29	30	24	22	107	197	111	294	328	315	604	721	679
Spain	915	1,036	1,134	210	264	280	120	135	142	2	2	3	35	69	82	135	189	183	1,417	1,695	1,824
Case Reserves(1)	861	992	1,072	177	219	208	110	117	117	2	2	2	29	51	64	116	168	151	1,294	1,550	1,614
IBNR	54	44	62	32	44	72	11	17	25	0	0	0	6	19	19	20	21	32	123	145	210
Other Europe	2,937	2,742	2,864	1,039	1,033	1,051	537	485	538	399	302	197	171	174	146	638	604	592	5,721	5,340	5,388
Case Reserves(1)	2,099	2,379	2,378	770	781	786	440	441	433	337	247	132	153	133	121	460	432	436	4,259	4,414	4,287
IBNR	838	363	486	269	252	265	97	44	104	62	54	65	18	41	25	178	172	157	1,462	926	1,102
NAFTA Region(3)	469	471	349	2,759	3,749	3,041	739	951	722	95	37	169	678	849	1,108	1,405	1,462	1,201	6,144	7,519	6,589
Case Reserves(1)	256	275	202	1,074	1,182	976	104	183	89	85	23	101	380	449	425	1,145	1,149	938	3,043	3,260	2,730
IBNR	213	196	147	1,685	2,568	2,065	635	768	632	10	14	68	298	401	683	259	313	263	3,101	4,260	3,859
Asia -Pacific Region	1,211	1,384	1,381	343	379	379	226	219	184	33	39	40	101	110	119	599	671	665	2,513	2,802	2,768
Case Reserves(1)	667	782	899	107	110	113	138	147	114	2	3	2	42	49	49	201	217	221	1,157	1,307	1,398
IBNR	543	602	483	237	270	266	88	72	70	32	36	38	59	61	70	398	454	444	1,356	1,495	1,371
South America & other	108	165	176	29	56	59	148	110	149	—	—	—	51	77	68	—	—	—	336	407	452
Case Reserves(1)	87	130	127	28	55	57	131	91	136	—	—	—	34	52	46	—	—	—	280	328	366
IBNR	21	34	48	1	1	2	16	19	13	—	—	—	18	25	22	—	—	—	56	80	86
Subtotal of countries / regions	18,304	18,702	18,849	9,947	11,440	11,061	4,713	5,019	4,502	1,088	984	1,009	6,558	7,652	7,714	8,130	8,086	7,684	48,741	51,882	50,818
Case Reserves(1)	14,382	15,228	15,365	6,303	6,656	6,588	3,311	3,538	3,204	725	578	543	3,986	4,678	4,409	4,072	4,107	3,859	32,778	34,785	33,968
IBNR	3,923	3,475	3,484	3,645	4,784	4,473	1,402	1,481	1,298	363	406	467	2,572	2,974	3,305	4,059	3,979	3,825	15,963	17,097	16,850
Credit Insurance	—	—	—	—	—	—	—	—	—	681	688	691	529	424	351	—	—	—	1,210	1,112	1,042
Case Reserves(1)	—	—	—	—	—	—	—	—	—	454	445	452	696	663	586	—	—	—	1,150	1,108	1,038
IBNR	—	—	—	—	—	—	—	—	—	228	243	239	(168)	(239)	(235)	—	—	—	60	4	4
Allianz Global Corporate & Specialty(3)	—	—	—	1,577	1,632	1,399	1,252	1,930	1,594	—	72	131	1,912	2,819	2,921	706	685	616	5,448	7,137	6,662
Case Reserves(1)	—	—	—	713	713	719	976	1,305	966	—	33	78	1,290	1,622	1,463	408	441	408	3,387	4,114	3,633
IBNR	—	—	—	864	919	681	276	625	629	—	39	53	622	1,197	1,458	298	244	208	2,061	3,023	3,028
Travel Insurance and Assistance Services	—	—	—	—	—	—	—	—	—	130	128	143	—	—	—	—	—	—	130	128	143
Case Reserves(1)	—	—	—	—	—	—	—	—	—	103	108	117	—	—	—	—	—	—	103	108	117
IBNR	—	—	—	—	—	—	—	—	—	27	20	26	—	—	—	—	—	—	27	20	26
Subtotal of specific business (global)	—	—	—	1,577	1,632	1,399	1,252	1,930	1,594	811	888	964	2,440	3,243	3,272	706	685	616	6,788	8,377	7,846
Case Reserves(1)	—	—	—	713	713	719	976	1,305	966	557	586	647	1,986	2,285	2,049	408	441	408	4,640	5,330	4,789
IBNR	—	—	—	864	919	681	276	625	629	254	302	317	454	958	1,223	298	244	208	2,147	3,047	3,057
Allianz Group Total	18,304	18,702	18,849	11,525	13,072	12,460	5,965	6,949	6,096	1,899	1,872	1,973	8,998	10,894	10,986	8,837	8,770	8,300	55,528	60,259	58,664

Case Reserves(1)	14,382	15,228	15,365	7,016	7,369	7,307	4,287	4,843	4,169	1,282	1,164	1,190	5,972	6,963	6,458	4,480	4,548	4,267	37,418	40,115	38,757
IBNR	3,923	3,475	3,484	4,509	5,703	5,153	1,678	2,106	1,927	617	707	783	3,026	3,931	4,528	4,357	4,223	4,032	18,110	20,145	19,908

(1)	By jurisdiction of individual Allianz Group subsidiary companies.
(2)

For 2006, lines of business are allocated to Other Short-, Medium- and Long-Tail Lines based on more detailed information depending on duration by jurisdiction. Prior year balances have been adjusted to reflect these reclassifications and allow for comparability across periods.

(3)

Allianz Global Corporate & Specialty was established in 2006 and combines reserves formerly presented as Marine & Aviation and as part of reserves for Germany and NAFTA Region. Prior year balances have been adjusted to reflect these reclassifications and allow for comparability across periods.

When reviewing the foregoing tables, caution should be used in comparing the split between case and IBNR reserves across country and line of business. The portion of IBNR on total loss reserves varies by line of business due to different reporting and settlement patterns. For short-tail lines of business, like property, claims are generally reported immediately after occurrence and settled in a period of only a few years. For long-tail lines of business like product liability it is not unusual that a claim is reported years after its occurrence; and settlement can also take a significant length of time, in particular for bodily injury claims.

In addition, the portion of IBNR as a percentage of total loss reserves varies considerably across regions. IBNR reserves represent the amount which, together with reported case reserves, is needed to fully provide for indemnity and claims cost until final settlement. As such, IBNR reserves are typically calculated as the difference between total reserves and known case reserves. The relative level of case reserves, however, differs significantly by country and company based on the regulatory environment and company practices and procedures on setting case reserves. In some jurisdictions, such as Germany, case reserves are set on a prudent basis based on local regulatory requirements, leading to relatively low (or negative) IBNR. While total reserves for loss and LAE are set on a best estimate level as required by IFRS, the split by case reserve and IBNR is strongly dependent on the jurisdiction and line of business. In particular a low (or negative) level of IBNR in a certain country does not indicate weak overall reserve levels.

Reconciliation of Beginning and Ending Loss and LAE Reserves

The following table reconciles the beginning and ending reserves of the Allianz Group, including the effect of reinsurance ceded, for the property-casualty insurance segment for each of the years in the three-year period ended December 31, 2006 on an IFRS basis.

Reconciliation of Loss and LAE Reserves

	2006				2005			2004
	Gross	Ceded	Net		Gross	Ceded	Net	Gross	Ceded	Net
	€ mn	€ mn	€ mn		€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of January 1,	60,259	(10,604)	49,655		55,528	(10,049)	45,479	56,750	(12,067)	44,683
Plus incurred related to:
Current year	28,214	(2,572)	25,642		30,111	(3,580)	26,531	28,693	(2,965)	25,728
Prior years	(1,186)	217	(969	)(1)	(1,632)	433	(1,199)	(1,293)	836	(457)

Total incurred	27,028	(2,355)	24,673		28,479	(3,147)	25,332	27,400	(2,129)	25,271

Less paid related to:
Current year	(12,436)	675	(11,761)		(12,742)	861	(11,881)	(12,290)	845	(11,445)
Prior years	(14,696)	2,455	(12,241)		(13,284)	2,568	(10,716)	(14,384)	2,576	(11,808)

Total paid	(27,132)	3,130	(24,002)		(26,026)	3,429	(22,597)	(26,674)	3,421	(23,253)
Effect of foreign exchange and other	(1,491)	496	(995)		2,277	(837)	1,440	(1,132)	534	(598)
Effect of (divestitures)/acquisitions(2)	—	—	—		1	—	1	(816)	192	(624)

Balance as of December 31,	58,664	(9,333)	49,331		60,259	(10,604)	49,655	55,528	(10,049)	45,479

(1)	The €969 million of favorable development during 2006 was the result of many individual developments by region and line of business. See “—Changes in Loss and LAE Reserves During 2006.”
(2)

Reserves for loss and LAE of subsidiaries acquired (or disposed) are shown during the year of acquisition (or disposition). The divestiture of €624 million in 2004 was driven primarily by the sale of Allianz Insurance Company of Canada in December 2004.

Changes in Loss and LAE Reserves During 2006

As noted above, net loss and LAE reserves of the Allianz Group at December 31, 2006 included a €969 million reduction in incurred loss and LAE relating to favorable development on prior years, representing 2 % of net loss and LAE reserves at January 1, 2006. The following table provides a breakdown of this amount by region.

Changes in Loss and LAE Reserves During 2006

	Net Reserves as of December 31, 2005	Net Development in 2006 related to Prior Years	in %(1)
	€ mn	€ mn
Germany	9,988	(14)	(0.1)
France	7,485	(142)	(1.9)
Italy	2,971	(241)	(8.1)
United Kingdom	2,687	(169)	(6.3)
Switzerland	3,053	117	3.8
Spain	1,499	(70)	(4.7)
Rest of Europe	5,011	(240)	(4.8)
NAFTA Region	6,348	9	0.1
Asia-Pacific Region	2,528	(119)	(4.7)
South America, Africa and Rest of World	4,072	(18)	(0.4)

Subtotal of regions	45,642	(887)	(1.9)
Credit insurance	791	(168)	(21.3)
Allianz Global Corporate and Speciality	3,098	104	3.3
Travel insurance and assistance services	124	(17)	(13.9)

Allianz Group Total	49,655	(968)	(1.9)

(1)	In percent of net reserves as of December 31, 2005.

Within each region, these reserve developments represent the sum of amounts for individual companies and lines of business. Because of the multitude of these reviewed segments, it is not feasible, or meaningful, to provide detailed information regarding each segment (e.g., claim frequencies, severities and settlement rates). We discuss below the major highlights of the reserve developments during the past year as they are recognized at the operating entities. Most of these companies analyze loss and LAE reserves on a gross basis. Therefore, the discussion is based on gross loss and LAE reserves in the local currency of the company before consolidation and converted to Euro for uniform presentation. Consequently, individual amounts in the following discussion, which are based on significant developments of our major operating entities, do not fully reconcile to those in the above table, which are based on net loss and LAE reserves and net developments during 2006.

Germany

In Germany, gross loss and LAE reserves developed favorably during 2006 by approximately €45 million, or 0.4% of reserves at January 1, 2006.

At Allianz Sach the property-casualty insurance company of the Allianz Group in Germany, gross loss and LAE reserves developed unfavorably by €53 million. This development was the result of multiple effects.

Unfavorable developments included:

•

€97 million for motor third party liability on the basis of a more precise method of allocating loss adjustment expenses to origin periods. The increase in reserve represents a first indication of the effect of this reallocation on estimated ultimate losses, which will undergo further analysis in the future.

•	€25 million for legal protection, as reserves were strengthened to reflect a change in the legislation concerning attorney fees and the increase of value added tax in Germany,

Offsetting favorable developments include:

•

€26 million resulting from the transfer of the corporate business to Allianz Global Corporate and Specialty. In the past, corporate, commercial and personal business had been analyzed in aggregate, but the separation has led to a reduction of reserves for the portfolio remaining with Allianz Sach; and

•

€23 million for the winter storm Dorian in December 2005. Early estimates of ultimate claims incurred from this storm were available as of end of 2005 and subsequent claims development has been favorable.

Also during 2006, Allianz SE, the Allianz Group company underwriting primarily intra-Allianz Group reinsurance, experienced €114 million of favorable reserve development. In many cases, these developments were the direct result of corresponding developments in reserves on the underlying business of the Allianz Group companies that were ceded to Allianz SE. The main drivers for the favorable development were:

•

€90 million for international corporate business resulting from an improved reserve calculation in property business. The new approach based on triangulations showed that the former approach based on benchmarks overestimated the ultimate loss for the portfolio.

•	€50 million on facultative business mainly due to a lower than expected number of late reported claims as well as case reserves being below average experience for these types of claims.

•	€12 million related to the settlement of World Trade Center claims.

These developments were partially offset by an increase of €17 million for IBNR claims in non-proportional motor and credit treaty business in Western Europe and an adverse development of €15 million for external business due to a increase of incurred losses by cedents.

France

In France, gross loss and LAE reserves developed favorably by €270 million, or 3.1% of the reserves at January 1, 2006.

At AGF IART, favorable reserve developments of €410 million were partially offset by €148 million unfavorable developments.

Favorable developments at AGF IART included:

•

€159 million on property business, mainly driven by reductions in the estimated ultimate loss for professional lines for recent accident years for which actual development has been less than expected and partly due to the settlement of older accident years;

•

€109 million on general liability business mainly driven by the international corporate business for professional liability due to reductions in the estimated ultimate loss for which actual development has been less than expected;

•	€78 million on health and group business mainly driven by accident claims on group contracts as a result of a detailed review of disability claims; and

•	€49 million in aggregate for smaller developments in eight lines of business.

Offsetting unfavorable developments at AGF IART included:

•	€44 million for construction business mainly due to a reduction in recoveries and an increase for underdeveloped recent years, estimated on exposures that are trending higher than expected;

•	€35 million for motor third party liability in agents and overseas business for older prior years following the indication of a re-estimation;

•	€11 million for general liability mainly driven by participation in local pools;

•	€11 million for natural catastrophes, reflecting further adverse development during 2006 on claims arising from droughts in 2003; and

•	€24 million as a result of aggregating smaller developments in several lines of business.

Italy

As a result of a combination of reserve developments at several operating entities, the gross loss and LAE reserves developed favorably in Italy by €248 million, or 8.2% of the reserves at January 1, 2006.

At RAS S.p.A., gross loss and LAE reserves developed favorably by €15 million. This was the result of favorable developments mainly attributable to the following factors:

•

€41 million in motor third party liability due to a reduction in claims frequency influenced by a change in law permitting the introduction and acceptance of deductibles and a punitive point system against traffic rule offences. At the same time, claim severity has been favorably impacted by a revised claims handling strategy that gives priority to the quality of the settlement above the pure speed in closing claim files; and

•	€33 million in fire and engineering due to favorable settlement of reported large claims.

These favorable developments were partially offset by adverse developments in general liability reserves, which were increased for coinsured business and business with public entities related to older accident years that were identified as being deficient after reviewing separately from the ordinary general liability book.

Allianz Subalpina, a consolidated subsidiary of RAS S.p.A., exhibited favorable development of €34 million during 2006, mainly due to motor third party liability, for the same reasons discussed above for RAS S.p.A.

Genialloyd, a consolidated subsidiary of RAS S.p.A. specializing in direct motor business, exhibited favorable development of €24 million during 2006. This development is a result of more robust and stable analyses based on a larger volume of business due to the significant growth of the company since its founding in 1997.

Lloyd Adriatico experienced favorable development of €181 million during 2006 mainly due to a reduction of €150 million in motor third party liability. This reflects several factors, including a further reduction of already historically low claims frequencies and a lower than anticipated impact on the severity of bodily injury claims resulting from legal changes in 2005. Furthermore, Lloyd Adriatico experienced favorable development of €20 million in its personal accident, property and motor own damage lines.

United Kingdom

In the United Kingdom, gross loss and LAE reserves developed favorably during 2006 by €150 million, or 4.6%, of the reserves at January 1, 2006.

At Allianz Cornhill, gross loss and LAE reserves developed favorably during 2006 by €178 million due primarily to the following factors:

•

€34 million on private lines primarily related to motor accounts. Private car has seen a surplus mainly as a result of changing claims development patterns due to claims process review changes, faster delivery of benefits from group-wide implementation of improved practice processes in the claims division, and lower than anticipated inflation on bodily injury claims. There was also a small release from the household account largely resulting from the precautionary bad weather reserves established to allow for delayed claims reporting during the 2005 year-end holiday season not being needed;

•

€107 million on commercial lines, €64 million of which related from the motor account largely for the same reasons as for the personal lines discussed above. There was an additional €33 million surplus from the Property accounts partly arising from precautionary bad weather reserves established to allow for delayed claims reporting during the 2005 year-end holiday season not being needed, but also from favourable development from a few individual large claims. There were also releases from the more recent years for the liability account, but these were partially offset by deterioration in older years. This was mainly in respect of mesothelioma claims, where we have seen an increase in severity of claims notified in 2006, and we have reflected this in our expectations for the future;

•	€15 million on schemes where the improvement relates mainly to favourable experience on the creditor and all risks accounts; and

•

€21 million on marine where the surplus has arisen largely as a result of US asbestos related claims being settled, and a continuation of the recent trend of only a very low level of new claims being notified.

At AGF U.K., a company in run-off reserves for loss and loss adjustment expenses, developed unfavorably by €28 million as a result of higher number of mesothelioma claims received in 2006 than expected, and this being reflected in revised future expectations.

Switzerland

In Switzerland, gross loss and LAE reserves experienced unfavorable development of €110 million, or 3.3% of the reserves at January 1, 2006.

At Allianz Suisse Versicherungs-Gesellschaft, gross loss and LAE reserves developed favorably by €8 million. This development consists of a €21 million release in general liability, mainly a result of an improved database integrating all legal entities of Allianz Suisse allowing more robust review of claims. These favorable developments were partly offset by an increase of €14 million for allocation of interest to annuities.

Loss and LAE reserves of Allianz Risk Transfer, the Allianz Group company selling conventional reinsurance as well as a variety of alternative risk transfer products, developed unfavorably by €122 million. Reasons for this development were:

•	€37 million due to the unfavorable development on a large traditional quota-share reinsurance contract; and

•	€80 million negative run-off in the alternative risk transfer segment as a consequence of additional loss advices for 2005 U.S. Hurricanes.

Spain

Gross loss and LAE reserves for Allianz Seguros developed favorably by €82 million, or 4.8% of the reserves at January 1, 2006. This favorable development is mainly due to a change in methodology. Due to a limited history of data, in the past, estimates have been based on incurred loss development in prior reserve reviews. In 2006 sufficient history was available to rely on paid loss development allowing for a more stable analysis.

Rest of Europe

Loss and LAE reserves in other European Allianz Group companies developed favorably by €299 million, or 5.6% of reserves at January 1, 2006. This figure includes the result of unfavorable as well as favorable developments for numerous individual companies. As the business is written in different currencies, these developments were also affected by foreign exchange rate movements.

Allianz Irish Life Holdings p.l.c. experienced favorable development of €133 million for several reasons:

•	€32 million release for commercial and personal motor mainly a result of better than anticipated levels of savings following the introduction of the Personal Injury Assessment Board (PIAB);

•	€28 million for commercial and religious liability; again due to the effect of introducing PIAB;

•

€19 million on the property account consisting of €6 million in favorable claims development on outstanding claims in the commercial fire account during 2006. At the beginning of 2006, there was a release of a €13 million reserve established to cover delayed claims reporting from the 2005 year-end holiday period that was not needed; and

•

€25 million release on the PIAB reserve following the December 2006 review. The PIAB reserve is spread over motor, employers liability and public liability accounts. This reserve was set up to cover the risk of claims inflation as a result of the introduction of the PIAB in 2004. As exposure to this risk was reduced, the reserve is no longer required and was fully released in 2006.

Gross loss and LAE reserves for Allianz Nederland Schade experienced favorable development of €57 million in 2006, primarily due to:

•

€37 million for motor business as a result of improved practices in the claims settlement process implemented as part of a group-wide knowledge sharing initiative. Small bodily injury claims are settled quicker than in the past and at lower costs;

•

€24 million from property caused by less then expected large claims for accident year 2005. In particular, held IBNYR of €10 million were not needed and incurred amounts for accident years 2003 and 2004 developed favorably.

Gross loss and LAE reserves for Allianz Hungária Biztosító experienced favorable development of €29 million in 2006, including:

•	€14 million for property due to favorable court decisions regarding industrial claims;

•	€13 million for motor third party liability driven by the reduction in the estimated ultimate loss; and

•	€5 million for motor non third party liability due to an improved claims settlement process.

Gross loss and LAE reserves for Allianz Slovenská experienced favorable development of €15 million in 2006, due primarily to improved management of unallocated loss adjustment expenses, better than expected settlement of two large property claims and as a result of a re-estimation in due course for motor business.

NAFTA Region

For the entire NAFTA region, Allianz Group’s gross loss and LAE reserves developed unfavorably during 2006 by €187 million, or 2.5% of the reserves at January 1, 2006. The largest Allianz Group company in this region is Fireman’s Fund Insurance Company.

At Fireman’s Fund, prior period gross loss and LAE reserve estimates increased by €179 million primarily driven by the following factors:

•	€190 million for the 2005 U.S. hurricanes. Most of it is attributed to hurricane Katrina in particular due to the most recent court ruling regarding flood versus wind coverage; and

•	€72 million for Asbestos and Environmental claims (A&E) resulting from reviews of recent developments in claims and exposure.

These adverse developments were partially offset by favorable developments of €40 million for agribusiness due to unusually low occurrence of crop claims and of €33 million in workers compensation due to a continued larger than expected impact from recent cost-reducing system reforms. Favorable development of €20 million was also observed for marine third party liability driven by fewer than usually experienced large claims.

Asia-Pacific

Gross loss and LAE reserves for the Asia-Pacific region developed favorably during 2006 by approximately €133 million or 4.7% of reserves at January 1, 2006. The largest Allianz Group property-casualty insurer in the region is Allianz Australia, representing approximately 93% of the region’s total reserves.

Allianz Australia experienced favorable development of €120 million during 2006. This result arose from partially favorable developments from different lines of business:

•	€88 million from motor third party liability following favorable loss experience in Queensland and New South Wales due to the impact of prior years’ legislative changes;

•

€30 million in property, fire and engineering businesses. The surplus was a result of better than expected development across most accident years, but in particularly for the three most recent accident years. While the reserve as of December 31, 2005 assumed case reserves would develop further, the experience has shown that the case reserves development is actually negative. This portfolio is very volatile as a result of the size of risks being written, so unexpected movements from a few large claims can have significant impact.

•

€23 million for workers’ compensation. The release from this portfolio is a result of continuing positive development in workers compensation portfolios, in particular Western Australia, Australian Capital Territory (ACT) and Tasmania for prior accident years. Legislative changes in these jurisdictions and positive return to work outcomes as a result of the lowest Australian unemployment rate in 30 years have contributed to this development. These releases were offset partially by an increase in the estimate for asbestos related claims following a review of developing experience.

•

€21 million for general liability. There was significant legislative reform during 2002 affecting this class of business intended to reduce claim costs. Claim frequencies have reduced significantly and claim sizes to date are also lower.

•	€9 million release for motor first-party relating almost entirely to the 2005 accident year, for which the estimate of the final accident quarter’s incurred claims, was, in hindsight, too high.

Credit Insurance

Credit insurance is underwritten in the Allianz Group by Euler Hermes. During 2006, Euler Hermes experienced favorable development of €223 million, or 20.1% of the reserves at January 1, 2006. Of this amount, €77 million is attributable to Euler Hermes Germany, which experienced favorable loss trends and an unexpected loss recovery in commercial credit. In France, the favorable development of €53 million was mainly attributable to an increase in salvage and subrogation and decrease of average claim cost. Furthermore, in Italy, the favorable development of €28 million was partly the result of a release of reserves on two large claims, which developed better than expected as well as the lower than expected loss development on attachment year 2005. A favorable development of €38 million in the United Kingdom was mainly attributable to a lower than anticipated number and severity of corporate insolvencies in 2005.

Allianz Global Corporate and Specialty

Allianz Global Corporate and Specialty (AGCS) was formed as the result of the merger of the corporate business company Allianz Global Risks and the specialty carrier Allianz Marine and Aviation. The new entity is designed to be the global carrier for corporate and specialty risks and also includes the corporate branch of the German business which was formerly part of the German general insurance company Sachgruppe Deutschland (SGD) now operating as Allianz Sach.

Overall AGCS experienced €3 million of unfavorable development in 2006. This was mainly caused by the following partly offsetting effects:

•

Reserves held at AGCS North-America for the losses from 2005 U.S. hurricanes developed favorably. Year end 2005 reserves for these events were set very shortly after the occurrence and were therefore subject to increased uncertainty. During 2006, actual loss emergence from the hurricanes was below expectation. This and the overall favorable loss reporting for U.S. property business during 2006 led to a release of €79 million of prior year reserves.

•

Reserves held by AGCS France especially for more recent underwriting years in cargo were reduced by €17 million due to better than expected development. Further favorable development of €25 million arose from marine UK business from underwriting years 2002 and prior.

•	AGCS Germany experienced unfavorable development of €128 million which was mainly driven by an increase in reserves of €235 million for inwards marine excess of loss reinsurance due to 2005 hurricane claims. Estimates of ultimate claims for this account had to be revised due to limited information flow and delayed reporting of losses by cedents. This effect is partially offset by the favorable development in aviation of €75 million, resulting mainly from a lack of large claims activity.

Changes in Historical Loss and LAE Reserves

The following table illustrates the development of the Allianz Group’s loss and LAE reserves, on an IFRS basis and gross of reinsurance, over the past ten years. As the Allianz Group adopted IFRS in 1997, historical loss development data is available on an IFRS basis for the nine years 1997 to 2006 only.

Each column of this table shows reserves as of a single balance sheet date and subsequent development of these reserves. The top row of each column shows gross reserves as initially established at the end of each stated year. The next section, reading down, shows the cumulative amounts paid as of the end of the successive years with respect to the reserve initially established. The next section shows the retroactive re-estimation of the initially established gross reserves for loss and LAE as of the end of each successive year. This re-estimation results primarily from additional facts and circumstances that pertain to open claims.

The bottom section compares the latest re-estimated gross reserves for loss and LAE to the gross reserves as initially established and indicates the cumulative development of the initially established gross reserves through December 31, 2006. The surplus (deficiency) shown in the table for each year represents the aggregate amount by which the original estimates of reserves at that year-end have changed in subsequent years. Accordingly, the cumulative surplus (deficiency) for a year-end relates only to reserves at that year-end and such amounts are not additive. Caution should be exercised in evaluating the information shown on this table, as each amount includes the effects of all changes in amounts for prior periods. For example, the development of 1997 reserves during 2000 is included in the cumulative surplus (deficiency) of the 1997 through 1999 columns.

This table below presents calendar year, not accident year, data. Conditions and trends that have affected development of liability in the past may or may not necessarily occur in the future, and accordingly, conclusions about future results may not be derived from information presented in this table.

Companies acquired or divested during the period shown in the table can lead to distortions in the cumulative surplus or deficiency. The table starts with the presentation of gross liabilities for unpaid claims and claims expenses as accounted as of the respective date of the balance sheet. Over time, these liabilities are re-estimated. In addition, these liabilities will change if, through acquisition or sale of a company, entire new portfolios of claim payments and reserves are added to or subtracted from the data. In addition, changes in currency exchange rates can lead to distortions in the cumulative surplus or deficiency. At the end of this table, we quantify the effects of the change in the set of consolidated entities and of foreign exchange, and present the cumulative loss development excluding these two effects.

Prior year amounts have been reclassified to conform to the current year presentation.

Changes in Historical Reserves for Unpaid Loss and LAE

Property-Casualty Insurance Segment

Gross of Reinsurance

As of December 31, (1)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Gross liability for unpaid claims and claims expenses	34,323	45,564	51,276	54,047	61,883	60,054	56,750	55,528	60,259	58,664
Paid (cumulative) as of:
One year later	9,010	12,273	15,114	16,241	15,945	16,357	14,384	13,282	14,696
Two years later	14,113	18,847	22,833	23,077	24,567	24,093	21,157	20,051
Three years later	17,812	23,407	27,242	28,059	29,984	29,007	26,149
Four years later	20,591	26,327	30,698	31,613	33,586	32,839
Five years later	22,522	28,738	33,263	34,218	36,431
Six years later	24,233	30,550	35,194	36,317
Seven years later	25,536	32,051	36,930
Eight years later	26,699	33,344
Nine years later	27,670
Liability re-estimated as of:
One year later	40,651	46,005	52,034	55,200	58,571	56,550	54,103	56,238	57,932
Two years later	38,058	46,043	52,792	53,535	56,554	55,704	55,365	53,374
Three years later	37,909	46,780	51,265	52,160	56,056	57,387	53,907
Four years later	38,530	45,307	49,929	52,103	57,640	56,802
Five years later	37,342	44,196	50,058	53,675	57,006
Six years later	36,346	44,524	51,432	53,204
Seven years later	36,648	45,679	51,263
Eight years later	37,696	45,478
Nine years later	37,647
Cumulative surplus (deficiency)	(3,324)	86	13	843	4,877	3,252	2,843	2,154	2,327
Effect of disposed/(acquired) portfolios(2)	(5,514)	(2,147)			(93)		540
Effect of foreign exchange	(482)	(4,495)	(1,155)	515	3,415	2,007	(974)	(1,544)	1,141
Excluding both effects	2,672	6,728	1,168	328	1,155	1,245	3,277	3,698	1,186
Percent	7.8%	14.8%	2.3%	0.6%	2.5%	2.1%	5.8%	6.7%	2.0%

(1)	Reserves for loss and LAE of subsidiaries sold (or purchased) are excluded (or included) in the above table as of the date of the disposal (or acquisition).
(2)

Major acquisitions were AGF (consolidated 1998), Allianz Australia and Allianz Ireland (consolidated 1999), and Allianz Slovenská (consolidated 2001). A major disposal was Allianz Canada (deconsolidated 2004). The effect on the liability re-estimated consists of effects on paid and unpaid losses for prior years in the year of the transaction while the effect of (divestitures)/acquisitions presented in the table “Reconciliation of Loss and LAE Reserves” states the total amount of loss reserves being deconsolidated or consolidated for the first time.

In 2006, loss and LAE reserves decreased by €1,595 million. Important contributors to this decline were the positive development on prior years’ loss reserves primarily in Italy, France, the United Kingdom and within the credit insurance business, as well as the weakening of the U.S. Dollar and Australian Dollar relative to the Euro. A further factor was the relative absence of natural catastrophe claims during 2006 compared to the unusually high reserves in 2005 for Hurricanes Katrina, Rita and Wilma in the United States. Reserve developments during 2006 are described in further detail in the preceding section “—Changes in Loss and LAE Reserves During 2006”.

The overall increase in loss and LAE reserves from 2004 to 2005 was caused in part by the unusually high frequency and severity of natural catastrophes in 2005, including an estimated net reserve of €1,090 million for the hurricanes Katrina, Rita and Wilma. An additional causative factor was the weakening of the Euro relative to U.S. Dollar and Australian Dollar during 2005.

The overall reduction in loss and LAE reserves from 2003 to 2004 is attributable to the then ongoing settlement and run-off of various U.S. business lines, and the appreciation of the Euro relative to U.S. Dollar during 2004.

Discounting of Loss and LAE Reserves

As of December 31, 2006, 2005 and 2004, the Allianz Group consolidated property-casualty reserves reflected discounts of €1,377 million, €1,326 million and €1,220 million respectively.

Reserves are discounted to varying degrees in the United States, United Kingdom, Germany, Hungary, Switzerland, Portugal, France and Belgium. For the United States, the discount reflected in the reserves is related to structured settlements with fixed and determinable payments for certain long-tailed liabilities, primarily in workers’ compensation. For the other countries, the reserve discounts relate to reserves for structured settlements in various classes of business. These classes include personal accident, general liability and motor liability in Germany and Hungary, workers’ compensation in Switzerland and Portugal, individual and group health disability and motor liability in France, health disability in Belgium and claims from employers’ liability in the United Kingdom. All of the reserves that have been discounted have payment amounts that are fixed and timing that is reasonably determinable. The following table shows, by country, the carrying amounts of reserves for claims and claim adjustment expenses that have been discounted, and the interest rates used for discounting for the years ended December 31:

	Discounted Reserves in		Amount of the Discount		Interest rate used for Discounting
	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
France	1,325	1,404	349	357	3.25%	3.25%
Germany	504	445	346	298	2.75% to 4.00%	2.75% to 4.00%
Switzerland	427	414	253	236	3.25%	3.25%
United States	181	213	200	230	6.00%	6.00%
United Kingdom	139	116	133	110	4.00% to 4.25%	4.00% to 4.25%
Belgium	91	91	26	28	3.20% to 4.68%	4.68%
Portugal	79	57	47	44	4.00%	4.00%
Hungary	74	67	23	22	1.40%	1.40%

Total	2,820	2,807	1,377	1,325

Asbestos and Environmental Loss Reserves

There are significant uncertainties in estimating A&E reserves for loss and loss adjustment expenses. Reserves for asbestos-related illnesses and environmental clean up losses cannot be estimated using traditional actuarial techniques due to the long latency period and changes in the legal, socio-economic and regulatory environment. Case reserves are established when sufficient information is available to indicate the involvement of a specific insurance policy. In addition, IBNR reserves are established to cover additional exposures on both known and not yet reported claims. To the extent possible, A&E loss reserve estimates are based not only on claims reported to date but also on a survey of policies that may be exposed to claims reported in the future (i.e. an exposure analysis).

In establishing liabilities for A&E claims, management considers facts currently known and the current state of the law and coverage litigation. However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpretation in the future, there is significant uncertainty regarding the extent of remediation and insurer liability. As a result, the range of reasonable potential outcomes for A&E liabilities provided in these analyses is particularly large. Given this inherent uncertainty in estimating A&E liabilities, significant deviation from the currently carried A&E reserve position is possible.

While the U.S. A&E claims still represent a majority of the total A&E claims reported to the Company, the insurance industry is facing an increased prominence in exposures to A&E claims on a global basis. We have, as a result, increased our analysis of these non-U.S. A&E exposures during 2006. The results of our non-U.S. A&E reserve analysis support our prior and current level of carried A&E reserves without any need for additional reserve strengthening in 2006.

The following table summarizes the gross and net loss and loss adjustment expenses reserves for A&E claims.

As of December 31,	A&E Net Reserves	A&E Gross Reserves	As percentage of the Allianz Group’s Property-Casualty Gross Reserves
	€ mn	€ mn
2004	3,161	3,638	6.6%
2005	3,147	3,873	6.4%
2006	2,990	3,636	6.2%

The table below shows total A&E loss activity for the past three years.

	Years Ended December 31,
Total Asbestos and Environmental:	2004	2005	2006
	€ mn	€ mn	€ mn
Gross Loss and LAE Reserves as of January 1	3,797	3,638	3,873
Gross Loss and LAE Payments	(225)	(312)	(205)
Change in Loss and LAE Reserves	66	547	(32)

Gross Loss and LAE Reserves as of December 31	3,638	3,873	3,636

Selected Statistical Information Relating to Our Banking Operations

For the purposes of presenting the following information, our banking operations include Dresdner Bank AG and its subsidiaries (“Dresdner Bank”), including its asset management operations, which are insignificant in size relative to Dresdner Bank’s banking operations, and certain other banking subsidiaries of the Allianz Group. This presentation differs from the presentation in “Operating and Financial Review and Prospects”, where the asset management operations of Dresdner Bank are included in our asset management segment and excluded from our banking segment. The following information has been derived from the financial records of our banking operations and has been prepared in accordance with IFRS; it does not reflect certain adjustments and consolidations to convert such information to the Allianz Group’s consolidated financial statements. In particular, the assets and liabilities of Dresdner Bank do not reflect the purchase accounting adjustments applied for the Allianz Group’s consolidated financial statements with respect to Dresdner Bank’s assets and liabilities at July 23, 2001, the date of the acquisition of Dresdner Bank by the Allianz Group. Further, the following information does not reflect adjustments necessary to convert such information to U.S. GAAP.

The information presented herein for the years ended December 2004, 2003 and 2002 was revised in 2005 to reflect the required retrospective application of IAS 39 revised, which became effective January 1, 2005, as if IAS 39 revised had always been used.

Average Balance Sheet and Interest Rate Data

The following table sets forth the average balances of assets and liabilities and related interest earned from interest-earning assets and interest expensed on interest-bearing liabilities, as well as the resulting average interest yields and rates for the years ended December 31, 2006, 2005 and 2004. The average balance sheet and interest rate data is based on consolidated monthly average balances using month-end balances prepared in accordance with IFRS.

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

	Years Ended December 31,
	2006			2005			2004
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	€ mn	€ mn	%	€ mn	€ mn	%	€ mn	€ mn	%
Assets(1)
Financial assets carried at fair value through income
In German offices(2)	37,181	1,228	3.3%	88,194	2,626	3.0%	110,316	3,299	3.0%
In non-German offices	55,947	2,364	4.2%	53,059	1,941	3.7%	37,643	1,131	3.0%

Total	93,128	3,592	3.9%	141,253	4,567	3.2%	147,959	4,430	3.0%

Loans and advances to banks
In German offices	23,205	544	2.3%	19,646	424	2.2%	21,880	455	2.1%
In non-German offices	20,838	668	3.2%	14,276	564	4.0%	8,653	210	2.4%

Total	44,043	1,212	2.8%	33,922	988	2.9%	30,533	665	2.2%

Loans and advances to customers
In German offices	76,642	4,058	5.3%	77,873	4,313	5.5%	83,950	4,058	4.8%
In non-German offices	50,291	3,165	6.3%	34,371	1,600	4.7%	28,029	1,210	4.3%

Total	126,933	7,223	5.7%	112,244	5,913	5.3%	111,979	5,268	4.7%

Securities purchased under resale agreements
In German offices	91,242	3,622	4.0%	83,614	2,690	3.2%	110,439	2,896	2.6%
In non-German offices	46,093	2,361	5.1%	59,513	2,324	3.9%	64,030	1,399	2.2%

Total	137,335	5,983	4.4%	143,127	5,014	3.5%	174,469	4,295	2.5%

Investment securities(3)
In German offices	8,585	307	3.6%	7,304	237	3.2%	5,720	207	3.6%
In non-German offices	4,394	161	3.7%	5,739	237	4.1%	7,670	241	3.1%

Total	12,979	468	3.6%	13,043	474	3.6%	13,390	448	3.3%

Total interest-earning assets	414,418	18,478	4.5%	443,589	16,956	3.8%	478,330	15,106	3.2%

Non-interest-earning assets
In German offices	50,312	—	—	45,974	—	—	45,760	—	—
In non-German offices	46,644	—	—	43,714	—	—	38,008	—	—

Total non-interest-earning assets	96,956	—	—	89,688	—	—	83,768	—	—

Total assets	511,374	—	—	533,277	—	—	562,098	—	—

Percent of assets attributable to non-German offices	43.8%	—	—	39.5%	—	—	32.7%	—	—

	Years Ended December 31,
	2006			2005			2004
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	€ mn	€ mn	%	€ mn	€ mn	%	€ mn	€ mn	%
Liabilities and shareholders’ equity(1)
Financial liabilities carried at fair value through income
In German offices	387	22	5.7%	215	16	7.4%	184	15	8.2%
In non-German offices	—	—	—	19	1	4.6%	—	—	—

Total	387	22	5.7%	234	17	7.2%	184	15	8.2%

Liabilities to banks(4)
In German offices	60,759	1,913	3.1%	67,698	1,869	2.8%	86,796	1,989	2.3%
In non-German offices	28,438	1,804	6.3%	25,374	1,414	5.6%	21,784	1,066	4.9%

Total	89,197	3,717	4.2%	93,072	3,283	3.5%	108,580	3,055	2.8%

Liabilities to customers(4)
In German offices	57,860	2,211	3.8%	60,254	1,720	2.9%	57,877	1,576	2.7%
In non-German offices	39,131	2,002	5.1%	39,057	1,139	2.9%	32,792	1,043	3.2%

Total	96,991	4,213	4.3%	99,311	2,859	2.9%	90,669	2,619	2.9%

Securities sold under repurchase agreements
In German offices	60,896	2,629	4.3%	60,471	2,382	3.9%	75,091	2,019	2.7%
In non-German offices	60,904	2,359	3.9%	59,113	2,226	3.8%	52,942	1,105	2.1%

Total	121,800	4,988	4.1%	119,584	4,608	3.9%	128,033	3,124	2.4%

Subordinated liabilities
In German offices	3,342	180	5.4%	3,244	163	5.0%	3,433	164	4.8%
In non-German offices	2,734	174	6.3%	3,062	181	5.9%	3,707	220	5.9%

Total	6,076	354	5.8%	6,306	344	5.5%	7,140	384	5.4%

Certificated liabilities(4)
In German offices	16,539	814	4.9%	18,441	758	4.1%	16,651	604	3.6%
In non-German offices	31,959	1,436	4.5%	32,258	1,205	3.7%	28,392	779	2.7%

Total	48,498	2,250	4.6%	50,699	1,963	3.9%	45,043	1,383	3.1%

Profit participation certificates outstanding
In German offices	1,892	128	6.8%	1,520	110	7.3%	1,517	111	7.3%

Total	1,892	128	6.8%	1,520	110	7.3%	1,517	111	7.3%

Total interest-bearing liabilities	364,841	15,672	4.3%	370,726	13,184	3.6%	381,166	10,691	2.8%

Non-interest-bearing liabilities
In German offices	77,271	—	—	94,035	—	—	116,286	—	—
In non-German offices	56,913	—	—	56,582	—	—	52,892	—	—

Total non-interest-bearing liabilities	134,184	—	—	150,617	—	—	169,178	—	—

Shareholders’ equity	12,349	—	—	11,934	—	—	11,754	—	—

Total liabilities and shareholders’ equity	511,374	—	—	533,277	—	—	562,098	—	—

Percent of liabilities attributable to non-German offices	44.1%	—	—	41.3%	—	—	35.0%	—	—

(1)	Certain prior year figures have been reclassified to conform to current year presentation.
(2)

The decrease in German financial assets carried at fair value through income from 2004 to 2005 is attributable to the application of a new method in calculating the average balances for short-sales in bonds pursuant to which the average net assets are compared to net interest income. The continuing decrease from 2005 to 2006 is primarily attributable to the reduction of our debt securities portfolio.

(3)

The average yields for investment securities available-for-sale have been calculated using the fair value balances. These balances are not materially different from the amortized cost balances. The average yields for investment securities held-to-maturity have been calculated using amortized cost balances.

(4)	Interest-bearing deposits are presented within liabilities to banks and liabilities to customers; certificates of deposit are presented within certificated liabilities.

Net Interest Margin

The following table sets forth the average total interest-earning assets, net interest earned and the net interest margin of our banking operations.

	Years Ended December 31,
	2006	2005(3)	2004(3)
	€ mn	€ mn	€ mn
Average total interest-earning assets	414,418	443,589	478,330
Net interest earned(1)	2,805	3,771	4,414
Net interest margin in %(2)	0.68%	0.85%	0.92%

(1)	Net interest earned is defined as total interest income less total interest expense.
(2)	Net interest margin is defined as net interest earned divided by average total interest-earning assets.
(3)	The changes in 2005 and 2004 figures result from the changes in figures within the average balance sheet as described in the footnotes related to the average balance sheet.

The following table sets forth an allocation of changes in interest income, interest expense and net interest income between changes in the average volume and changes in the average interest rates for the two most recent years. Volume and interest rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated proportionally to the absolute change in volume and rate. Interest income includes loan fees amounting to €181 million in 2006 (2005: €97 million).

	Years Ended December 31,
	2006 over 2005			2005 over 2004
	Increase/(Decrease) due to Change in:			Increase/(Decrease) due to Change in:
	Total Change	Average Interest Rate	Average Volume	Total Change	Average Interest Rate	Average Volume
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest income(1)
Financial assets carried at fair value through income
In German offices	(1,398)	260	(1,658)	(673)	(14)	(659)
In non-German offices	423	313	110	810	281	529

Total	(975)	573	(1,548)	137	267	(130)

Loans and advances to banks
In German offices	120	39	81	(31)	17	(48)
In non-German offices	104	(121)	225	354	174	180

Total	224	(82)	306	323	191	132

Loans and advances to customers
In German offices	(255)	(188)	(67)	255	563	(308)
In non-German offices	1,565	676	889	390	100	290

Total	1,310	488	822	645	663	(18)

Securities purchased under resale agreements
In German offices	932	670	262	(206)	580	(786)
In non-German offices	37	630	(593)	925	1,030	(105)

Total	969	1,300	(331)	719	1,610	(891)

Investment securities
In German offices	70	26	44	30	(23)	53
In non-German offices	(76)	(25)	(51)	(4)	65	(69)

Total	(6)	1	(7)	26	42	(16)

Total interest income	1,522	2,280	(758)	1,850	2,773	(923)

	Years Ended December 31,
	2006 over 2005			2005 over 2004
	Increase/(Decrease) due to Change in:			Increase/(Decrease) due to Change in:
	Total Change	Average Interest Rate	Average Volume	Total Change	Average Interest Rate	Average Volume
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest expense(1)
Financial liabilities carried at fair value through income
In German offices	6	(4)	10	1	(1)	2
In non-German offices	(1)	(1)	—	—	—	—

Total	5	(5)	10	1	(1)	2

Liabilities to banks
In German offices	44	247	(203)	(120)	364	(484)
In non-German offices	390	208	182	348	159	189

Total	434	455	(21)	228	523	(295)

Liabilities to customers
In German offices	491	562	(71)	144	78	66
In non-German offices	863	861	2	96	(92)	188

Total	1,354	1,423	(69)	240	(14)	254

Securities sold under repurchase agreements
In German offices	247	230	17	363	810	(447)
In non-German offices	133	65	68	1,121	979	142

Total	380	295	85	1,484	1,789	(305)

Subordinated liabilities
In German offices	17	12	5	(1)	8	(9)
In non-German offices	(7)	13	(20)	(39)	(1)	(38)

Total	10	25	(15)	(40)	7	(47)

Certificated liabilities
In German offices	56	139	(83)	154	85	69
In non-German offices	231	242	(11)	426	309	117

Total	287	381	(94)	580	394	186

Profit participation certificates outstanding
In German offices	18	(8)	26	(1)	(1)	—
Total	18	(8)	26	(1)	(1)	—

Total interest expense	2,488	2,566	(78)	2,492	2,697	(205)

Change in taxable net interest income	(966)	(286)	(680)	(642)	76	(718)

(1)	The changes in 2005 over 2004 figures result from the changes in figures within the average balance sheet as described in the footnotes related to the average balance sheet.

Return on Equity and Assets

The following table sets forth the net income, average shareholders’ equity and selected financial information and ratios of our banking operations.

	Years Ended December 31,
	2006	2005	2004
	€ mn	€ mn	€ mn
Net income/(loss)	909	1,768	343
Average shareholders’ equity	12,349	11,934	11,754
Return on assets in %(1)	0.18%	0.33%	0.06%
Return on equity in %(2)	7.36%	14.81%	2.92%
Equity to assets ratio in %(3)	2.41%	2.24%	2.09%

(1)	Return on assets is defined as net income/(loss) of our banking operations divided by average total assets of our banking operations.
(2)	Return on equity is defined as net income/(loss) of our banking operations divided by average shareholders’ equity of our banking operations.
(3)	Equity to assets ratio is defined as average shareholders’ equity of our banking operations divided by average total assets of our banking operations.

Financial Assets Carried At Fair Value Through Income and Investment Securities

The following table sets forth the book value of financial assets carried at fair value through income (including trading securities) and investment securities held by our banking operations by type of issuer. The allocation between German and non-German components is based on the domicile of the issuer.

	As of December 31,
	2006	2005	2004
	€ mn	€ mn	€ mn
Financial assets carried at fair value through income
German:
Federal and state government and government agency debt securities	4,247	11,497	33,693
Local government debt securities	1,885	690	1,578
Corporate debt securities	10,135	18,972	31,189	(2)
Mortgage-backed securities	162	139	112
Equity securities	2,627	2,656	2,853

German total	19,056	33,954	69,425

	As of December 31,
	2006	2005	2004
	€ mn	€ mn	€ mn
Non-German:
U.S. Treasury and other U.S. government agency debt securities	575	915	2,083
Other government and official institution debt securities	12,163	25,534	51,636
Corporate debt securities	30,940	39,425	26,557
Mortgage-backed securities	21,673	13,601	7,059
Equity securities	32,626	28,105	16,301

Non-German total	97,977	107,580	103,636

Total financial assets carried at fair value through income	117,033	141,534	173,061

Securities available-for-sale
German(1):
Federal and state government and government agency debt securities	345	305	77
Local government debt securities	1,347	1,777	2,083
Corporate debt securities	4,068	5,195	5,865
Equity securities	1,261	1,573	2,354

German total	7,021	8,850	10,379

Non-German:
U.S. Treasury and other U.S. government agency debt securities	79	5	—
Other government and official institution debt securities	1,401	1,245	1,430
Corporate debt securities	5,536	3,180	3,061
Mortgage-backed and other debt securities	111	721	424
Equity securities	1,931	1,649	1,552

Non-German total	9,058	6,800	6,467

Total securities available-for-sale	16,079	15,650	16,846

Securities held-to-maturity
Non-German:
Other government and official institution debt securities	—	41	103

Non-German total	—	41	103

Total securities held-to-maturity	—	41	103

(1)	We did not hold any German mortgage-backed securities available-for-sale during 2004 to 2006.
(2)	The change in German corporate debt securities in 2004 is due to reclassification of several trading assets into the corporate debt securities portfolio.

The Financial assets carried at fair value through income as shown above exclude derivative financial instruments held for trading.

The decrease in German federal and state government and government agency debt securities as well as non-German other government and official institution debt securities is primarily driven by the reduction of government and agency bonds and other fixed-income securities during 2006 and 2005 due to declined earnings prospects in this sector.

The increase in non-German AFS debt securities from 2005 to 2006 is due to the revision of the German covered bond (“Pfandbrief”) act that allowed us to purchase non-German covered bonds, as well as such German bonds. As a result of this development, we increased our purchase of covered bonds used to hedge positions within our savings business.

The increase in non-German mortgage-backed securities was driven largely by the increased volume of credit derivative trades during 2006 and 2005.

The increase in non-German equity securities reflects the positive developments within the stock markets and indices during 2006 and 2005.

At December 31, 2006, our banking operations held no ordinary shares with a book value in excess of ten percent of the shareholders’ equity of our banking operations.

Maturity Analysis of Debt Investment Securities

The following table sets forth an analysis of the contractual maturity and weighted average yields of our banking operations’ debt investment securities. Actual maturities may differ from contractual maturity dates because issuers may have the right to call or prepay obligations. The allocation between German and non-German components is based on the domicile of the issuer. We did not hold any securities held-to-maturity in 2006.

	As of December 31, 2006
	Due In One Year Or Less	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Securities available-for-sale
German:
Federal and state government and government agency debt securities	17	187	133	8	345
Local government debt securities	202	939	206	—	1,347
Corporate debt securities	552	2,549	967	—	4,068

German total	771	3,675	1,306	8	5,760

Non-German:
U.S. Treasury and other U.S. government agency debt securities	—	79	—	—	79
Other government and official institution debt securities	170	444	725	62	1,401
Corporate debt securities	651	2,591	2,077	217	5,536
Mortgage-backed and other debt securities	—	2	109	—	111

Non-German total	821	3,116	2,911	279	7,127

Total securities available-for-sale	1,592	6,791	4,217	287	12,887

Weighted average yield in %	4.1%	4.0%	3.9%	3.8%	4.0%

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

	As of December 31,
	2006	2005	2004		2003	2002
	€ mn	€ mn	€ mn		€ mn	€ mn
German:
Corporate:
Manufacturing	6,024	4,953	6,487		8,042	9,728
Construction	744	653	811		1,062	1,226
Wholesale and retail trade	4,282	4,646	4,125		4,275	6,041
Financial institutions (excluding banks) and insurance companies	4,675	3,144	2,005		2,958	2,810
Banks	1,706	1,767	1,152		276	1,499
Service providers:
Telecommunication	471	599	362		58	611
Transportation	1,339	1,242	1,068		877	847
Other Service Providers	7,872	8,536	10,488		12,017	12,338
Total Service providers	9,682	10,377	11,918		12,952	13,796
Other	2,902	2,142	1,901		2,280	2,911

Corporate total	30,015	27,682	28,399		31,845	38,011

Public authorities	292	286	531		548	572
Private individuals (including self-employed professionals)
Residential mortgage loans	20,978	21,367	22,361		22,526	23,370
Consumer installment loans	1,505	2,279	2,474		2,818	3,154
Other	15,305	15,328	14,640		15,491	16,517
Total Private individuals (including self-employed professionals)	37,788	38,974	39,475		40,835	43,041

German total	68,095	66,942	68,405		73,228	81,624

Non-German:
Corporate:
Manufacturing(1)	4,135	3,114	3,951		4,748	9,236
Construction(1)	409	230	413		2,460	2,203
Wholesale and retail trade	1,301	1,409	1,307		1,067	1,501
Financial institutions (excluding banks) and insurance companies(2)	17,822	10,579	8,886		6,627	6,312
Banks	6,000	5,392	5,095		3,704	3,348
Service providers:
Telecommunication	125	1,162	622		694	1,972
Transportation	2,192	1,737	976		2,024	1,458
Other Service Providers	4,617	2,915	1,839		3,377	5,476
Total Service Providers	6,934	5,814	3,437		6,095	8,906
Other	5,550	5,087	4,489		5,798	9,144

Corporate total	42,151	31,625	27,578		30,499	40,650

Public authorities	1,520	803	1,819		598	2,065
Private individuals (including self-employed professionals)
Residential mortgage loans	699	613	662		9,145	8,927
Consumer installment loans	92	81	499		448	469
Other	1,257	1,169	727		1,903	1,650
Total Private individuals (including self-employed professionals)	2,048	1,863	1,888	(3)	11,496	11,046

Non-German total	45,719	34,291	31,285		42,593	53,761

Total loans	113,814	101,233	99,690		115,821	135,385

(1)

The continued decrease in the non-German Corporate Manufacturing and Corporate Construction loan category from 2002 to 2005 is primarily attributable to the reduction of our foreign non-strategic loan business. The slight increase in these loans from 2005 to 2006 is due to the increase of loan volume to borrowers in the United States.

(2)

The continued increase in the non-German Financial institutions (excluding banks) and insurance companies loan categories is primarily attributable to the increasing international activities of our Corporate and Investment Banking division.

(3)

The decrease in the mortgage loans balance and the non-German private individuals loans balance from 2003 to 2004 is primarily attributable to the sale of our banking subsidiary Entenial in January 2004.

The following table sets forth our banking operations’ mortgage loans and finance leases that are included within the above analysis of loans.

	As of December 31,
	2006	2005	2004	2003	2002
	€ mn	€ mn	€ mn	€ mn	€ mn
Mortgage loans	25,184	25,877	28,193	38,191	39,683
Finance leases	2,081	1,500	1,248	933	1,104

Loan Concentrations

Although our loan portfolio is diversified across more than 152 countries, at December 31, 2006 approximately 59.8% of our total loans were to borrowers in Germany. At December 31, 2006, our largest credit exposures to borrowers in Germany were loans to private individuals (including self-employed professionals) at 55.5%; this category represented 33.2% of our total loans outstanding at December 31, 2006. Approximately 55.5% of these loans are residential mortgage loans, which represent approximately 18.4% of our total loans outstanding at December 31, 2006. Our residential mortgage loans include owner-occupied, single- and two-family homes and apartment dwellings and investment properties. Our residential mortgage loans are well diversified across all German states. Our remaining loans to private individuals in Germany primarily include other consumer installment loans and loans to self-employed professionals, which are also geographically diversified across Germany. We have no other concentrations of loans to private individuals (including self-employed professionals) in Germany in excess of ten percent of our total loans.

Our German corporate customers are broadly diversified within the service providers’ category, however no one sector is individually significant to our domestic loan portfolio and we have no concentrations of loans to borrowers in any services industry in excess of ten percent of our total loans.

At December 31, 2006, approximately 8.5% of our total loans were to German corporate customers in various service industries, including utilities, media, transportation and other.

At December 31, 2006, approximately 16.1% of our total loans were to non-financial corporate borrowers outside Germany. These loans are well diversified across various commercial industries, including:

As of December 31, 2006
Percent of Total Loans
Manufacturing	3.63%
Construction	0.36%
Wholesale and retail trade	1.14%
Telecommunications	0.11%
Transportation	1.93%
Other service providers(1)	4.06%
Other(2)	4.88%

(1)	Other services providers include media, utilities, natural resources and other services.
(2)	There are no significant concentrations of loans in any industry included in other non-financial corporate borrowers outside Germany.

We have no concentrations of loans to non-financial corporate borrowers in any industry in excess of ten percent of our total loans.

Maturity Analysis of Loan Portfolio

The following table sets forth an analysis of the contractual maturity of our loans at December 31, 2006. The allocation between German and non-German components is based on the domicile of the borrower.

	As of December 31, 2006
	Due In One Year Or Less	Due After One Year Through Five Years	Due After Five Years	Total
	€ mn	€ mn	€ mn	€ mn
German:
Corporate:
Manufacturing	3,301	1,751	972	6,024
Construction	472	189	83	744
Wholesale and retail trade	2,923	886	473	4,282
Financial institutions (excluding banks) and insurance companies	2,339	1,672	664	4,675
Banks	229	725	752	1,706
Service providers:
Telecommunication	448	19	4	471
Transportation	640	354	345	1,339
Other service providers	2,656	3,140	2,076	7,872
Total service providers	3,744	3,513	2,425	9,682
Other	1,237	878	787	2,902

Corporate total	14,245	9,614	6,156	30,015

Public authorities	194	62	36	292
Private individuals (including self-employed professionals):
Residential mortgage loans	2,095	3,744	15,139	20,978
Consumer installment loans	1,505	—	—	1,505
Other	2,275	4,395	8,635	15,305
Total private individuals (including self-employed professionals)	5,875	8,139	23,774	37,788

German total	20,314	17,815	29,966	68,095

Non-German:
Corporate:
Manufacturing industry	1,990	1,505	640	4,135
Construction	20	176	213	409
Wholesale and retail trade	590	665	46	1,301
Service Providers:
Telecommunication	64	53	8	125
Transportation	97	971	1,124	2,192
Other service providers	1,011	1,955	1,651	4,617
Total service providers	1,172	2,979	2,783	6,934
Total manufacturing industry, construction, wholesale and retail trade and service providers	3,772	5,325	3,682	12,779
Financial institutions (excluding banks) and insurance companies	10,556	5,083	2,183	17,822
Banks	4,135	1,761	104	6,000
Other	1,788	3,447	315	5,550

Corporate total	20,251	15,616	6,284	42,151

Public authorities	484	554	482	1,520
Private individuals (including self-employed professionals):
Residential mortgage loans	158	334	207	699
Consumer installment loans	44	46	2	92
Other	601	316	340	1,257
Total private individuals	803	696	549	2,048

Non-German total	21,538	16,866	7,315	45,719

Total loans	41,852	34,681	37,281	113,814

The following table sets forth the total amount of loans due after one year with predetermined interest rates and floating or adjustable interest rates at December 31, 2006. Loans with predetermined interest rates are loans for which the interest rate is fixed for the entire term of the loan. All other loans are considered floating or adjustable interest rate loans. The allocation between German and non-German components is based on the domicile of the borrower.

	As of December 31, 2006
	Loans with Predetermined Interest Rates	Loans with Floating or Adjustable Interest Rates	Total
	€ mn	€ mn	€ mn
German:
Private individuals (including self-employed professionals)	28,435	3,478	31,913
Corporate and public customers	9,171	6,697	15,868

German total	37,606	10,175	47,781

Non-German:
Private individuals (including self-employed professionals)	383	862	1,245
Corporate and public customers	10,857	12,079	22,936

Non-German total	11,240	12,941	24,181

Total	48,846	23,116	71,962

Risk Elements

Non-performing Loans

The following table sets forth the outstanding balance of our non-performing loans. The allocation between German and non-German components is based on the domicile of the borrower.

	As of December 31,
	2006	2005	2004	2003	2002
	€ mn	€ mn	€ mn	€ mn	€ mn
Non-accrual loans(1):
German	1,570	1,855	4,774	6,459	7,355
Non-German	231	247	831	2,236	3,097

Total non-accrual loans	1,801	2,102	5,605	8,695	10,452

Loans past due 90 days and still accruing interest(1):
German	176	251	390	477	644
Non-German	14	293	321	183	151

Total loans past due 90 days and still accruing interest	190	544	711	660	795

Troubled debt restructurings(1):
German	27	31	17	26	65
Non-German	1	1	54	200	313

Total troubled debt restructurings	28	32	71	226	378

(1)	The decline in the 2006 and 2005 risk elements is predominantly driven by the disposal of non-strategic assets and the streamlining of the retail portfolio.

Non-accrual Loans

Non-accrual loans are those for which interest or other income are no longer recognized on an accrual basis. Loans are placed on non-accrual status in the event of being 90 days past due for interest or principal and/or in the event of recording a specific allowance against potential loss related to that loan.

Further, we place loans on non-accrual status when we determine, based on management’s judgment, that the payment of interest or principal is doubtful. Management’s judgment is applied based on our credit assessment of the borrower.

When a loan is placed on non-accrual status, any interest or other income received is recorded to the allowance for impairment of such loan and does not impact income while the loan remains impaired.

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

Interest Income on Non-performing Loans

The following table sets forth the gross interest income that would have been recorded during the year ended December 31, 2006 on non-accrual loans and troubled debt restructurings had such loans been current in accordance with their original contractual terms and the interest income on such loans that was actually included in interest income during the year ended December 31, 2006.

	Years Ended December 31, 2006
	In German Offices	In non- German Offices	Total
	€ mn	€ mn	€ mn
Interest income that would have been recorded in accordance with the original contractual terms	79	8	87
Interest income actually recorded	13	9	22

Potential Problem Loans

Potential problem loans are loans that are not classified as non-accrual loans, loans past due 90 days and still accruing interest or troubled debt restructurings, but where known information about possible credit problems causes us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans in one of the three categories of non-performing loans described above. The outstanding balance of our potential problem loans was €49 million at December 31, 2006, a decrease of €284 million, or 85.4% from €333 million at December 31, 2005. This decline (of potential problem loans) was primarily attributable to the fact that, during the course of 2005 and as a result of enhanced credit policies and processes, loans were categorized as non-performing loans earlier than in periods prior to 2005. This effect is also the cause for the decline in 2006. Moreover, we do not record potential problem loans within the homogeneous portfolio.

Each of our potential problem loans has been subject to our normal credit monitoring and review procedures. Effective January 1, 2005, in accordance with our policy on loan loss provisioning, no specific loan loss allowance was recorded on potential problem loans. Hence, no potential problem loans were recorded for the homogeneous portfolio at December 31, 2006. For further information on the split between homogeneous and non-homogeneous loan portfolio see “—Summary of Loan Loss Experience.”

Approximately 22.7% of our potential problem loans are to private individuals in Germany. The remaining loans are to corporate borrowers in manufacturing, construction, wholesale and retail trade, telecommunication, transportation and other services, including media, utilities, natural resources and other services and other industry sectors. Our potential problem loans to corporate borrowers are diversified across the following geographic regions based on the domicile of the borrower:

As of December 31, 2006
Percent of Total Potential Problem Loans
Germany	51%
Europe (excluding Germany)	49%

Foreign Outstandings

Cross-border outstandings consist of loans, net of allowances for loan losses, accrued interest receivable, acceptances, interest-bearing deposits with other banks, other interest-earning investments and other monetary assets that either are recorded in an office that is not in the same country as the domicile of the borrower, guarantor, issuer or counterparty, or are denominated in a currency that is not the local currency of the borrower, guarantor, issuer or counterparty or are net local country claims. Net local country claims are domestic claims recorded in offices outside Germany that are denominated in local or foreign currency and that are not funded by liabilities in the same currency as the claim and recorded in the same office.

Our cross-border outstandings are allocated by country based on the country of domicile of the borrower, guarantor, issuer or counterparty of the ultimate credit risk. We set limits on and monitor actual cross-border outstandings on a country-by-country basis based on transfer, economic and political risks.

The following table sets forth our cross-border outstandings by geographic location for countries that exceeded 0.75% of the total assets of our banking operations. At December 31, 2006 there were no cross-border outstandings that exceeded 0.50% of the total assets of our banking operations in any country currently facing debt restructurings or liquidity problems that we expect would materially impact the borrowers’ ability to repay their obligations.

	As of December 31, 2006
	Government and Official Institutions	Banks and Financial Institutions	Other(1)	Net local Country Claims	Total Cross- border Outstandings	Percent of Total Assets(2)	Cross-border Commitments(3)
	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn
Country
United States	45	3,194	13,320	—	16,559	3.29%	22,751
United Kingdom	—	4,512	7,178	55	11,745	2.34%	22,104
France	1,465	5,071	3,798	—	10,334	2.06%	11,714
Italy	1,257	1,413	1,510	—	4,180	0.83%	9,965
Netherlands	—	1,779	3,388	—	5,167	1.03%	5,774
Switzerland	23	4,046	1,790	—	5,859	1.17%	6,463
Cayman Islands	—	8	11,349	3	11,360	2.26%	14,698
Ireland	2	1,577	5,094	—	6,673	1.33%	7,289
Belgium	767	2,948	450	—	4,165	0.83%	4,289

	As of December 31, 2005
	Government and Official Institutions	Banks and Financial Institutions	Other(1)	Net local Country Claims	Total Cross- border Outstandings	Percent of Total Assets(2)	Cross-border Commitments(3)
	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn
Country
United States	60	1,849	16,704	—	18,613	3.97%	3,325
United Kingdom	—	2,672	6,665	84	9,421	2.01%	9,423
France	3,443	3,082	3,611	14	10,150	2.17%	2,765
Italy	1,826	1,682	1,665	543	5,716	1.22%	6,428
Netherlands	1	1,452	2,255	—	3,708	0.79%	913
Switzerland	75	2,005	1,420	—	3,500	0.75%	857
Cayman Islands	9,656	87	1,114	—	10,857	2.32%	2,370

	As of December 31, 2004
	Government and Official Institutions	Banks and Financial Institutions	Other(1)	Net local Country Claims	Total Cross- border Outstandings	Percent of Total Assets(2)	Cross-border Commitments(3)
	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn
Country
United States	512	10,619	6,893	—	18,024	3.40%	542
United Kingdom	77	6,593	2,208	58	8,936	1.68%	4,141
France	5,361	4,252	2,369	—	11,982	2.26%	4,051
Italy	163	2,154	519	828	3,664	0.69%	4,849
Netherlands	4	3,193	1,623	—	4,820	0.91%	1,049
Switzerland	123	1,186	934	13	2,256	0.43%	1,068
Cayman Islands	—	2,262	1,146	—	3,408	0.64%	5,974

(1)	Other includes insurance, commercial, industrial, service providers and other corporate counterparties.
(2)

Percent of total assets is defined as total cross-border outstandings divided by total assets of our banking operations. The total assets of our banking operations were €503 billion, €468 billion and €530 billion at December 31, 2006, 2005 and 2004, respectively.

(3)	Cross-border commitments have been presented separately as they are not included as cross-border outstandings unless utilized.

At December 31, 2006 and 2005, there were no material cross-border outstandings disclosed above that were also disclosed within the category of non-performing loans.

At December 31, 2006 and 2005, there were no material cross-border outstandings disclosed above that were also disclosed within the category of potential problem loans.

Summary of Loan Loss Experience

We determine an allowance for loan losses in our loan portfolio that represent management’s estimate of probable losses at the balance sheet date. An allowance is recorded when there is objective evidence of a loss event, and due to that loss event, it is probable that the obligor/counterparty/borrower will not be able to partly, or entirely, fulfill the contractually agreed-upon principal and interest terms.

The loan portfolio is divided into a homogenous and an non-homogeneous portion. The homogeneous portion includes only loans in the domestic private banking business.

We calculate an allowance for each of the following risks that are allocable to identified loans or groups of loans in our portfolio:

•	a specific loan loss allowance for impaired loans within the non-homogeneous portfolio;

•	a portfolio loan loss allowance for loans within our homogeneous portfolio;

•	a general loan loss allowance for impairments that have been incurred but are not yet identified within the non-homogeneous portfolio; and

•	an allowance for transfer risk, or country risk allowances.

The loan loss allowance for the homogeneous portfolio is established on a portfolio basis, while the non-homogeneous portfolio is assessed both, on a single transaction and on a portfolio basis.

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

Specific Loan Loss Allowance

We evaluate our loans based on portfolio segmentation, classified either as homogeneous or non-homogeneous. Loans included within our Corporate & Investment Banking division, as well as loans to borrowers within the Private & Business Clients division with gross risk equal to or greater than €1 million are classified as non-homogeneous, and are therefore evaluated individually. All remaining loans, i.e. loans to borrowers within the Private & Business Clients division with gross risk less than €1 million, form the homogeneous portfolio. These loans are evaluated on a portfolio-based approach. Prior to 2003, we evaluated each of our loans individually. Loans for which a specific loan loss allowance had been previously established were evaluated on an individual basis if the existing specific loan loss allowance was €0.5 million or more. Loans for which a specific loan loss allowance of less than €0.5 million had been previously established were aggregated into homogeneous portfolios by collateral types (portfolio approach) for evaluation under IAS 39 and SFAS 114.

A specific loan loss allowance is established to provide for specifically identified counterparty risks within the non-homogeneous loan portfolio. Loans are identified as impaired if there are serious doubts that borrowers will be able to make their contractually agreed-upon interest and principal payments. We calculate the specific loan loss allowance based on the guidance provided in IAS 39 and SFAS 114 according to which an impaired loan should be recorded at its estimated recoverable amount either directly, or through use of an allowance account by recording a charge to the income statement. The estimated recoverable amount is the present value of expected future cash flows discounted at the loan’s original effective interest rate, or if the loan is secured by collateral and foreclosure on the loan is probable, the fair value of the collateral, or if there is an observable market for the loan, the market value of the loan.

Based on IAS 39 (AG 93), interest income on individually impaired loans is calculated by addition of accrued interest to the loan’s present value of future cash flows (unwinding). The interest rate that has been used to determine the impairment, i.e. the historical effective interest rate that has been used for calculating the specific loan loss provision, is applied to determine interest income. Income from unwinding is recorded as interest income, reducing the impairment amount only, and consequently gross loan amount remains unchanged.(1)

If the amount of the impairment subsequently increases or decreases due to an event occurring after the initial impairment measurement, including the recognition of interest in accordance with IAS 39, as discussed above, a change in the allowance is recognized in earnings by a charge or a credit to net loan loss provisions.

We use an internal credit rating system implemented in 2002, to assign ratings from 1 to 16 to each loan within our portfolio, on the basis of specific quantitative and qualitative customer criteria, including financial condition, historical earnings, management quality, and general industry data, among others. Loans that are classified in the rating categories 15 and 16 are loans that are impaired under IAS 39 and SFAS 114. In addition, loans that carry ratings of 13 and 14 are reviewed for potential impairment. See “Quantitative and Qualitative Disclosures about Market Risk—Risk Controlling in our Banking Business” for further information.

Portfolio Loan Loss Allowance

Beginning in 2005, we established loan loss allowances for all loans allocated to the homogeneous portfolio within our Private and Business Clients division (e.g. for mortgage loans and installment loans) with gross risk below €1 million by using the portfolio approach. This

(1)	Unwinding is applied to terminated loans of the impaired loans portfolio of Dresdner Bank AG domestic where collateral has been utilized.

approach is based on historically derived loss rates for the corresponding sub-portfolio and is dependent upon the respective products as well as geared to the individual overdraft status. The continuous consideration of potential losses helps to ensure an ongoing recalibration of the underlying model. The resulting risk allowance embraces incurred but unidentified losses for loans, which are performing properly. Prior to 2005, we determined the impairment allowance on the homogeneous portfolios by applying a back-testing approach.

General Loan Loss Allowance

General loan loss allowances are established to provide for incurred but unidentified losses that are inherent in the non-homogeneous loan portfolio as of the relevant balance sheet date. General allowances for loan losses are established for loans that are impaired but not yet identified as impaired due to the time lag between the occurrence of an impairment event and the detection of that event by our credit risk monitoring systems and controls. Such a time lag may occur due to intervals between impairment tests, rating reviews and/or a borrower’s financial reporting.

The amount of the general loan loss allowance is based on historical loan loss experience, loss ratios as well as management’s assessment of current events and economic conditions when determining the general loan loss allowance. This approach includes the consideration of the average period for the identification of impaired loans (loss emergence period).

Country Risk Allowance

Country risk allowances are established for convertibility and transfer risk. Convertibility and transfer risk is a measure of the likely ability of a borrower in a certain country to repay its cross-border obligations. A cross-border transaction exists if the country of cash flow of the lender is not identical with the country of cash flow of the borrower. We establish a country risk allowance for loan exposures if serious doubts exist regarding a counterparty’s ability to comply with the payment terms due to the economic or political situation prevailing in the country of cash flow. We believe that this risk represents an additional risk above and beyond the normal counterparty risk.

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

Country risk allowances apply to cross-border loan transactions, acceptances and various forms of import and export financing exceeding one year, such as guarantees and commercial letters of credit. Country risk allowances are not calculated for traded products or off-balance sheet products. We deduct specific loan loss allowances, if any, and the amount of collateral and guarantees provided by parties domiciled in countries for which no country risk allowances are assessed, and loans made in local currency, from the portfolio prior to determining the country risk allowance. In order to avoid layering or double counting of both specific loan loss allowances and country risk allowances, the amount of the specific loan loss allowances are also deducted from the portfolio prior to determining the country risk allowance.

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

Movements in Loan Loss Allowance

We record increases to our allowance for loan losses as an expense to our P&L. Releases have a positive impact on income, whereas write-offs of loan balances do not affect income. We write-off loan balances only if all economically sensible means of recovery have been exhausted. Charge-offs directly deduct the total loan amount and reduce income immediately. Recoveries are collections of amounts previously written off, and have direct impact on income.

Our total loan portfolio increased by €12,581 million, or 12.4%, to €113,814 million at December 31, 2006 from €101,233 million at December 31, 2005. As a result of the wind-down of our non-strategic loan portfolio, non-performing loans and potential problem loans have been significantly reduced since 2004. Our non-performing loans decreased by €660 million, or 24.6%, while our potential problem loans were reduced by €284 million, or 85.4%, from December 31, 2005 to December 31, 2006. Likewise, our specific loan loss provisions decreased by €321 million, or 42.7% from €752 million to €431 million at December 31, 2006.

As previously discussed, when we establish a specific loan loss allowance in relation to a particular loan in the non-homogeneous loan portfolio, that loan is removed from the portfolio of loans that is used as a basis for calculating the general loan loss allowance and the country risk allowance. The establishment of a specific loan loss allowance may therefore result indirectly in a decrease in the general loan loss allowance and the country risk allowance, but no direct reallocation of allowances occurs.

Following the repayment of loans made to borrowers domiciled in countries involving convertibility and transfer risk, country risk allowances decreased by €134 million, or 58.8% to €94 million at December 31, 2006.

Our general loan loss allowance diminished by €132 million, or 21.3%, during 2006 to €487 million at December 31, 2006, compared to €619 million at December 31, 2005.

The significant reduction of allowances in 2006 compared to 2005 is due to improved loan processes, leading to reduced non-performing and potential problem loans as previously discussed.

The average credit rating of loans in our portfolio based on our internal rating system has shown steady improvement in recent years. Due to the accelerated reduction of highly provisioned, mainly non-strategic loans, our total loan loss allowance as a percentage of total loans has decreased to 0.9% at December 31, 2006, compared to 1.6% at December 31, 2005, and 4.1% at December 31, 2004.

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

	As of December 31,
	2006		2005		2004		2003		2002
	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans
	€ mn		€ mn		€ mn		€ mn		€ mn
German:
Corporate:
Manufacturing	70	5.3%	105	4.9%	447	6.5%	687	6.9%	884	7.2%
Construction	39	0.7%	63	0.6%	230	0.8%	256	0.9%	301	0.9%
Wholesale and retail trade	29	3.8%	63	4.6%	271	4.1%	382	3.7%	426	4.5%
Financial institutions (excluding banks) and insurance companies	9	4.1%	21	3.1%	83	2.0%	94	2.6%	171	2.1%
Banks	—	1.5%	1	1.7%	2	1.2%	1	0.2%	7	1.1%
Service providers
Telecommuni-cation	—	0.4%	—	0.6%	4	0.4%	7	0.1%	64	0.5%
Transportation	2	1.2%	4	1.2%	30	1.1%	34	0.8%	45	0.6%
Other Service Providers	67	6.9%	183	8.4%	503	10.5%	726	10.4%	718	9.1%
Total Service Providers	69	8.5%	187	10.3%	537	12.0%	767	11.2%	827	10.2%
Other	14	2.5%	41	2.1%	34	1.9%	39	2.0%	108	2.2%

Corporate total	230	26.4%	481	27.3%	1,604	28.5%	2,226	27.5%	2,724	28.1%
Public authorities	—	0.3%	—	0.3%	—	0.5%	—	0.5%	—	0.4%
Private individuals (including self-employed professionals)	76	33.2%	115	38.5%	1,211	39.6%	1,409	35.3%	1,702	31.8%

German total	306	59.8%	596	66.1%	2,815	68.6%	3,635	63.2%	4,426	60.3%

	As of December 31,
	2006			2005			2004		2003		2002
	Amount		Percent of total loans in each category to total loans	Amount		Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans
	€ mn			€ mn			€ mn		€ mn		€ mn
Non-German:
Corporate:
Manufacturing, service providers	13		3.6%	9		3.1%	53	4.0%	105	4.1%	242	6.8%
Construction	15		0.4%	16		0.2%	19	0.4%	67	2.1%	104	1.6%
Wholesale and retail trade	9		1.1%	3		1.4%	93	1.3%	98	0.9%	78	1.1%
Financial institutions (excluding banks) and insurance companies	11		15.6%	12		10.4%	133	8.9%	262	5.7%	33	4.7%
Banks	3		5.3%	59		5.3%	14	5.1%	175	3.2%	244	2.5%
Service providers
Telecommuni-cation	—		0.1%	—		1.1%	19	0.6%	61	0.6%	119	1.5%
Transportation	5		1.9%	10		1.7%	16	1.0%	81	1.7%	8	1.1%
Other Service Providers	11		4.1%	13		2.9%	6	1.8%	80	2.9%	108	4.0%
Total Service Providers	16		6.1%	23		5.7%	41	3.4%	222	5.3%	235	6.6%
Other	44		4.9%	8		5.0%	77	4.5%	157	5.0%	321	6.8%

Corporate total	111		37.0%	130		31.2%	430	27.7%	1,086	26.3%	1,257	30.0%

Public authorities	—		1.3%	—		0.8%	—	1.8%	8	0.5%	14	1.5%
Private individuals (including self-employed professionals)	14		1.8%	26		1.8%	47	1.9%	143	9.9%	182	8.2%

Non-German total	125		40.2%	156		33.9%	477	31.4%	1,237	36.8%	1,453	39.7%

Total specific loan loss allowances	431		100.0%	752		100.0%	3,292	100.0%	4,872	100.0%	5,879	100.0%
Country risk allowances	94			225			252		259		340
General loan loss allowances	487	(1)		619	(1)		565		589		747

Total loan loss allowances	1,012			1,596			4,109		5,720		6,966

(1)	The general loan loss allowances for the years 2006 and 2005 include a portfolio loan loss allowance.

The following table sets forth the movements in the loan loss allowance according to the industry sector and geographic category of the borrower. The allocation between German and non-German components is based on the domicile of the borrower.

	Years Ended December 31,
	2006	2005	2004	2003	2002
	€ mn	€ mn	€ mn	€ mn	€ mn
Total allowances for loan losses at beginning of the year	1,596	4,109	5,720	6,966	8,038
Gross charge-offs:
German:
Corporate:
Manufacturing	69	366	217	146	314
Construction	33	193	53	72	138
Wholesale and retail trade	53	233	169	113	206
Financial institutions (excluding banks) and insurance companies	22	87	31	28	74
Banks	—	—	—	7	11
Service providers
Telecommunication	—	2	—	41	—
Transportation	6	24	11	13	7
Other Service Providers	84	414	475	180	320
Total Service Providers	90	440	486	234	327
Other	5	21	21	53	117

Corporate total	272	1,340	977	653	1,187
Private individuals (including self-employed professionals)	229	1,156	404	590	348

German total	501	2,496	1,381	1,243	1,535

Non-German:
Corporate:
Manufacturing	—	51	51	41	132
Construction	4	2	3	13	12
Wholesale and retail trade	1	31	21	80	20
Financial institutions (excluding banks) and insurance companies	51	28	46	9	12
Banks	43	1	70	52	6
Service providers
Telecommunication	—	24	29	44	71
Transportation	1	23	26	9	3
Other Service Providers	—	26	98	45	31
Total Service Providers	1	73	153	98	105
Other	8	22	107	391	29

Corporate total	108	208	451	684	316
Public authorities	—	—	4	1	—
Private individuals (including self-employed professionals)	5	22	14	43	38

Non-German total	113	230	469	728	354

Total gross charge-offs	614	2,726	1,850	1,971	1,889

Recoveries:
German(1):
Corporate:
Manufacturing	11	—	3	1	—
Construction	4	—	—	—	—
Wholesale and retail trade	6	—	2	—	—
Financial institutions (excluding banks) and insurance companies	2	—	—	—	—
Service providers(2)
Transportation	—	1	—	1	—
Other Service providers	15	26	4	3	—
Total Service providers	15	27	4	4	—
Other	—	—	1	—	1

Corporate total	38	27	10	5	1
Private individual (including self-employed professionals)	109	61	34	24	28

German total	147	88	44	29	29

	Years Ended December 31,
	2006	2005	2004		2003	2002
	€ mn	€ mn	€ mn		€ mn	€ mn
Non-German:
Corporate:
Manufacturing	—	—	1		15	57
Construction	—	—	—		2	—
Wholesale and retail trade	—	2	—		4	—
Financial institutions (excluding banks) and insurance companies	—	1	1		—	1
Banks	2	—	7		—	—
Service providers
Telecommunication	1	—	1		3	—
Transportation	—	—	4		—	—
Other Service Providers	—	—	3		—	—
Total Service Providers	1	—	8		3	—
Other	19	8	44		20	32

Corporate total	22	11	61		44	90
Public authorities	9	—	5		—	—
Private individuals (including self-employed professionals)	2	4	5		—	56

Non-German total	33	15	71		44	146

Total recoveries	180	103	115		73	175

Net charge-offs(3)	434	2,623	1,735		1,898	1,714

Additions to allowances charged to operations	(2)	(49)	272		979	1,902
(Decreases)/Increases in allowances due to (dispositions)/acquisitions of Allianz Group companies and other increases/(decreases)	(134)	122	(106	)(4)	(55)	(1,085	)(5)
Foreign exchange translation adjustments	(14)	37	(42)		(272)	(175)

Total allowances for loan losses at end of the year(6)	1,012	1,596	4,109		5,720	6,966

Ratio of net charge-offs during the year to average loans outstanding during the year	0.25%	1.79%	1.23%		1.22%	0.93%

(1)	We did not recognize any recoveries for German Banks during the years 2002 to 2006.
(2)	We did not recognize any recoveries for German Telecommunication Service providers during the years 2002 to 2006.
(3)

The decrease of net charge-offs during 2006 is attributable to the improved quality of the loan portfolio due to the prior year’s reduction of the portfolio within our non-strategic business. The increase in net charge-offs and the decline of the total allowances for loan losses at year-end 2005 is primarily attributable to the reduction of the portfolio within our non-strategic business.

(4)	In 2004, the impact of dispositions on our allowances was primarily attributable to the sale of our banking subsidiary Entenial in January 2004.
(5)

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

(6)

The decline of allowances in 2005 and 2006 is related to the change in charge-off methodology implemented in 2005 as further discussed in “— Summary of Loan Loss Experience—Portfolio Loan Loss Analysis”.

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

The change in practice has affected both, the timing and amount of charge-offs in the years 2001 to 2003, as well as the level of our non-accrual loans in 2002 and 2003. See “—Risk Elements—Non-performing Loans.”

Deposits

The following table sets forth the average balances and the average interest rates on deposit categories in excess of ten percent of average total deposits of our banking operations. The allocation between German and non-German components is based on the location of the office that recorded the transaction.

	Years Ended December 31,
	2006		2005		2004
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	€ mn		€ mn		€ mn
German:
Non-interest-bearing demand deposits	27,389		26,805		29,979
Interest-bearing demand deposits	35,789	3.5%	36,274	2.7%	21,004	4.1%
Savings deposits	4,726	2.5%	4,768	2.5%	4,732	2.7%
Time deposits	78,104	3.3%	86,911	2.7%	118,936	2.1%

German total	146,008		154,758		174,651

Non-German:
Non-interest-bearing demand deposits	7,529		7,310		8,334
Interest-bearing demand deposits	14,657	4.5%	11,769	5.0%	7,927	4.5%
Savings deposits	490	2.3%	513	2.1%	594	1.9%
Time deposits	52,417	5.3%	52,113	3.7%	45,903	3.6%

Non-German total	75,093		71,705		62,758

Total deposits	221,101		226,463		237,409

The aggregate amount of deposits by foreign depositors in our German offices was €49,190 million, €48,675 million and €42,272 million at December 31, 2006, 2005 and 2004, respectively.

Time Deposits

The following table sets forth the balance of time certificates of deposit and other time deposits in the amount of €100,000 or more issued by our German offices by time remaining to maturity at December 31, 2006.

As of December 31, 2006
Time Deposits of €100,000 or more
€ mn
Maturing in three months or less	52,452
Maturing in over three months through six months	3,318
Maturing in over six months through twelve months	2,184
Maturing in over twelve months	9,181

Total	67,135

The amount of time deposits of €100,000 or more issued by our non-German offices was €43,447 million at December 31, 2006.

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

The following table sets forth certain information relating to the categories of our short-term borrowings.

	Years Ended December 31,
	2006	2005	2004
	€ mn	€ mn	€ mn
Securities sold under repurchase agreements(1):
Balance at the end of the year	117,588	89,389	121,474
Monthly average balance outstanding during the year	121,800	119,584	128,033
Maximum balance outstanding at any period end during the year	134,627	148,231	157,576
Weighted average interest rate during the year	4.1%	3.9%	2.4%
Weighted average interest rate on balance at the end of the year	4.0%	2.4%	1.9%
Negotiable certificates of deposit:
Balance at the end of the year	23,733	25,353	23,037
Monthly average balance outstanding during the year	23,686	25,125	21,002
Maximum balance outstanding at any period end during the year	25,689	27,289	23,155
Weighted average interest rate during the year	4.9%	1.9%	1.9%
Weighted average interest rate on balance at the end of the year	4.6%	3.0%	2.5%

(1)	Excludes collateral received for securities lending transactions.

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

Allianz SE

Allianz SE operates as a reinsurer and holding company for our insurance, banking and asset management operating entities. As such, Allianz SE is supervised and regulated by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, defined above as BaFin). The BaFin monitors and enforces regulatory standards for banks, financial services institutions and insurance companies by supervising their activities in the financial markets. The BaFin is also responsible for the supervision of the Allianz Group as a financial conglomerate.

Effective January 2005, reinsurance companies in Germany such as Allianz SE are subject to specific legal requirements regarding assets covering their technical reserves. These assets are required to be appropriately diversified to prevent a reinsurer from relying excessively on any particular asset. The introduction of these requirements anticipated the implementation of the EU Reinsurance Directive (2005/68/EC) which was adopted in November 2005. All of the directive’s provisions have finally been implemented in Germany effective June 2, 2007.

Although Allianz SE expects to meet the new requirements, there can be no assurances as to the impact on Allianz SE of any future amendments to or changes in the interpretation of the laws and regulations regarding assets covering technical reserves of reinsurance companies, which could require Allianz SE to change the composition of its asset portfolio covering its technical reserves or take other appropriate measures.

Allianz SE is required to submit annual and interim reports, including certain accounting documents, to the BaFin. The BaFin also reviews transactions between Allianz SE and its subsidiaries, including reinsurance relationships and cost sharing agreements.

Regulations for Financial Conglomerates

In December 2004, Germany adopted a law implementing the EU Financial Conglomerates Directive (2002/87/EC). The law provides for additional supervision of financial conglomerates in the following five areas: (i) assessment of capital requirements of financial conglomerates on a group level, (ii) supervision of risk concentration, (iii) supervision of intra-group transactions, (iv) assessment of the good repute and professional competence of the management of a financial conglomerate’s holding company and (v) establishment of appropriate internal controls to ensure compliance with the aforementioned components of supervision. The Allianz Group is a financial conglomerate with in the scope of the directive and the related German law.

In the United States, the Gramm-Leach-Bliley Financial Modernization Act of 1999 (“Gramm-Leach-Bliley Act”) substantially eliminated barriers separating the banking, insurance and securities industries in the United States. The law allows the formation of diversified financial services firms that can provide a broad array of financial products and services to their customers. In addition, the law permits insurers and other financial services companies to acquire banks. On June 30, 2004, Allianz SE acquired “financial holding company” status pursuant to the Gramm-Leach-Bliley Act.

Regulation by Sector

Financial services providers operating in the insurance, banking or asset management sectors are subject to supplementary supervision specific to their respective sectors. The regulatory framework is established by local law which is in part harmonized as a result of EU directives regulating specific areas.

Insurance

European Union

The EU has adopted a series of insurance directives on life insurance and direct insurance other than life insurance, which have resulted in significant deregulation of the EU insurance markets. Under the directives, the regulation of insurance companies, including insurance operations outside their respective home countries (whether direct or through branches), is the responsibility of the home country insurance regulatory authority. This home country control principle permits an insurance company licensed in any jurisdiction of the EU to conduct insurance business, directly or through branches, in all other jurisdictions of the EU, without being subject to additional licensing requirements in these countries. In EU member states, insurance contracts will be subject to laws and regulations implementing the so-called anti-discrimination EU directives. In the insurance industry, differences in premiums and benefits of polices will not be permitted unless they are based on actuarial or statistical data. The impact of the directives on Allianz Group companies in EU member states depends on how the directives will be implemented by member states and how courts will interpret the provisions. Consequently, at this stage, we cannot assess the potential impact of the directives.

Germany

German insurance companies are subject to a comprehensive system of regulation under the German Insurance Supervision Act (Versicherungsaufsichtsgesetz). The BaFin monitors and enforces compliance with German insurance laws, applicable accounting standards, technical administrative regulations, and investment and solvency provisions. Under the Insurance

Supervision Act, German insurance companies are subject to detailed requirements with respect to the administration of their assets and liabilities. In general, the actuarial and claims reserves of each insurer must be adequate to allow the insurer to fulfill its contractual commitments to pay upon receipt of claims. To that end, insurers must maintain a certain solvency margin (own funds). This solvency margin is monitored by the BaFin, which has the authority to order the company to take certain action if it considers the available solvency margin inadequate to assure the company’s sound financial position.

On January 15, 2003, the EU Insurance Mediation Directive (2002/92/EC) became effective. The directive introduces obligations regarding information of the customers and the documentation of sales of insurance policies and was implemented in Germany on May 22, 2007. The regulations lead to higher costs of administration and may increase the risk of litigation concerning selling practices.

Furthermore, insurance companies that form part of an insurance group, as defined by the German law implementing the EU Insurance Groups Directive (1998/78/EC), are subject to regulatory requirements, including the following three components: (i) the supervision of intra-group transactions, (ii) the monitoring of solvency on a consolidated basis and (iii) the establishment of appropriate internal controls for providing the BaFin with information as part of its monitoring of the first two components.

In addition, in the life and health sectors, German insurance companies are required to disclose to the BaFin the principles they use to set premium rates and establish actuarial provisions and are required to appoint a chief actuary responsible for reviewing and ensuring the appropriateness of actuarial calculation methods. In addition, restrictions apply to the investment of German life and health insurance companies’ assets. The BaFin closely monitors the calculation of actuarial reserves and the allocation of assets covering actuarial reserves. German law also requires that private health insurance companies offer certain kinds of health insurance, including private compulsory long-term care insurance, to policyholders with substitutive health insurance.

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

Although the federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways, including the Federal Fair Credit Reporting Act relating to the privacy of information used in consumer reports, the “Do Not Call” laws and the

USA PATRIOT Act of 2001 relating to, among other things, the establishment of anti-money laundering programs. In addition, the National Association of Securities Dealers, Inc. (“NASD”), a self regulatory organization that is under oversight of the U.S. Securities and Exchange Commission (“SEC”), regulates the sales practices associated with variable annuities and is currently seeking comments on a proposed new rule, which would impose specific sales practice standards and supervisory requirements on NASD members for transactions in deferred variable annuities. During the past year, the NASD has also sought to expand its regulatory authority to include fixed indexed annuities, a major product line of Allianz Life.

There are a number of proposals for regulation that may significantly affect the U.S. market, such as proposals relating to the establishment of an optional federal charter for insurance and reinsurance companies; employee benefits regulations; changes to pension and retirement savings laws; asbestos litigation; taxation; disclosure requirements; and the creation of private accounts within the Federal social security system. All of these matters are very much in a preliminary stage and the impact upon our operations in the United States remains unknown. In addition, the impact of two recent new federal laws, the Class Action Fairness Act of 2005 and the Pension Protection Act of 2006, upon our U.S. operations will become clearer with time.

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

As a result of one market conduct examination, the California Department of Insurance (DOI) has pending an Order to Show Cause against Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is in discussions with the DOI regarding the possible resolution of the issues raised in the Order to Show Cause, including with respect to certain marketing and sales practices of deferred annuity products. The potential outcome and exposure in this matter is currently uncertain. See Note 46 to the consolidated financial statements for information regarding certain class action lawsuits in California related to the marketing and sale of deferred annuity products.

Other Countries

Our insurance operations in countries other than those discussed above are also subject to detailed regulation and supervision by authorities in the relevant jurisdictions, including but not limited to such matters as corporate governance, solvency, minimum capital, policy forms and rates, reserving, investment and financial practices, as well as marketing, distribution and sales activities.

Banking, Asset Management and Other Investment Services

European Union

The supervision of banking, asset management and other investment services in the EU member states is primarily the responsibility of national authorities within the individual member states. However, the rules governing the regulation and supervision of these financial services have been harmonized by a number of EU directives, which have been or will be implemented in the member states. Most importantly, the national implementation of the EU Markets in Financial Instruments Directive (2004/39/EC) (“MiFID”) increased the level of harmonization for the operational structures and code of conduct rules for European investment firms. The MiFID is currently expected to become effective throughout the EU by November 1, 2007. The EU Capital Requirements Directive primarily focuses on establishing harmonized minimum capital requirements and the EU Undertakings for Collective Investments in Securities Directive provides a European standard for the core asset management product in Europe. As a result of this harmonization, banking, asset management or investment service licenses granted in one EU member state are to be recognized in all other member states.

Under the MiFID, investment firms can operate branches in all EU member states and also engage in cross-border services based on their existing home country license. For cross-border business without local presence, the MiFID will introduce the relevance of home country code of conduct rules only. Moreover, EU member states must ensure that financial institutions that are members of a securities exchange in one member state are eligible for admission to trading on the exchanges of all other member states. Another field of harmonization is the offering and the trading of securities. The EU Prospectus Directive (2003/71/EC), which came into force on December 31, 2003, provides for harmonized rules with respect to the contents and filing of prospectuses for publicly traded securities. In addition, the EU Transparency Directive (2004/109/EC) harmonizes the rules for disclosure of financial and other information that publicly traded companies have to provide. The EU Market Abuse Directive (2003/6/EC) sets forth certain rules against market manipulation and insider dealing. There are also EU directives harmonizing investor protection.

Germany

Our banking and other financial services activities in Germany are extensively supervised and regulated by the BaFin and the German Central Bank (Deutsche Bundesbank, “Bundesbank”) in accordance with the German Banking Act (Kreditwesengesetz). The BaFin monitors compliance with, among other things, capital adequacy and liquidity requirements, lending limits, restrictions on certain activities imposed by the German Banking Act and coverage by adequate capital of market risk and counterparty risk associated with securities and foreign exchange transactions of banks. The BaFin has the authority to request information and documentation on business matters from the banks and requires banks to file periodic reports. If the BaFin discovers irregularities, it has a wide range of enforcement powers.

In June 2004, the Basle Committee released the “Revised Framework” (“Basle II”) to replace the 1988 capital accord with a new capital accord. The two principal objectives of Basle II for measuring risk are (i) to align capital requirements more closely with the underlying risks; and (ii) to introduce a capital charge for operational risk (including, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). Basle II is to be implemented by the credit institutions in the various countries that participate in the Basle Committee by the beginning of 2007 at the earliest. In Germany, the Solvability Regulation (Solvabilitätsverordnung) implements Basle II and includes the new capital requirements. A bank must report its large credits to the Bundesbank and must notify the BaFin and the Bundesbank if it exceeds certain ceilings. Credits exceeding these ceilings may only be granted with the approval of the BaFin, and the amount exceeding these ceilings must be covered by capital of the bank.

In accordance with the German Deposit Guarantee Act (Einlagensicherungs- und Anlegerentschädigungsgesetz), the Bundesverband deutscher Banken, the association of the German private sector commercial banks, established a company known as the Compensation Institution (Entschädigungseinrichtung deutscher Banken GmbH) to carry out and ensure the deposit guarantee scheme of the German private sector commercial banks. The Deposit Guarantee Act provides certain guarantees for depositors and for claims resulting from securities transactions by customers. In addition, the banking industry has voluntarily set up various protection funds for the protection of depositors such as the Einlagensicherungsfonds, a deposit protection association with a fund which covers most liabilities to the majority of creditors up to a certain amount, as described by the fund’s Articles of Association.

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

United States

Allianz Investment Company, LLC, Allianz Global Investors of America L.P., Pacific Investment Management Company LLC, Oppenheimer Capital LLC, Nicholas-Applegate Capital Management LLC, RCM Capital Management LLC and other financial services subsidiaries of Allianz SE in the United States are registered as investment advisers under the

Investment Advisers Act of 1940. Many of the investments managed by these financial services subsidiaries, including a variety of mutual funds and other pooled investment vehicles, are registered with the SEC under the Investment Company Act of 1940. The investment advisory activities of these financial services subsidiaries are subject to various U.S. federal and state laws and regulations. These laws and regulations relate to, among other things, limitations on the ability of investment advisers to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an adviser or its affiliates and advisory clients, as well as general anti-fraud provisions.

Federal and state regulators have focused on the mutual fund and variable insurance product industries. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous proposals for legislative and regulatory reforms, including, without limitation, mutual fund governance, new disclosure requirements concerning mutual fund share classes, compensation arrangements, commission breakpoints, revenue sharing, advisory fees, market timing, late trading, portfolio pricing, annuity products, hedge funds, regulation and distribution of equity index products, and other issues. It is difficult to predict at this time whether changes resulting from new laws and regulations will affect the industries or our investment management businesses, and, if so, to what degree.

Some U.S. financial services subsidiaries of Allianz SE are also registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are subject to extensive regulation. In addition, some of these subsidiaries are members of, and subject to regulation by, self-regulatory organizations such as the NASD and, in the case of Dresdner Kleinwort Securities LLC, also the New York Stock Exchange. The scope of broker-dealer regulation covers matters such as capital requirements, the use and safekeeping of customers’ funds and securities, advertising and other communications with the public, sales practices, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the self-regulatory organizations and to prevent improper trading on material non-public information, employee-related matters, limitations on extensions of credit in securities transactions, and clearance and settlement procedures.

Dresdner Bank provides commercial banking services in the Unites States through its New York and Grand Cayman Branches. Dresdner Bank’s U.S. banking activities are accordingly subject to regulation, supervision and examination by the Federal Reserve Board under the U.S. Bank Holding Company Act of 1956, as amended (“BHCA”), and the International Banking Act of 1978, as amended (“IBA”). The New York branch of Dresdner Bank is licensed, supervised and examined by the New York State Banking Department and is also supervised and examined by the Federal Reserve Bank of New York.

The Gramm-Leach-Bliley Act substantially eliminated barriers separating the banking, insurance and securities industries in the United States. According to this law, a bank holding company that has effectively elected to become a financial holding company under the applicable regulation may conduct business activities either directly or through its subsidiaries that were previously prohibited for bank holding companies. Dresdner Bank became a financial holding company under the Gramm-Leach-Bliley Act in 2000. To qualify as a financial holding company, a bank is required to meet the criteria of being well-managed and well-capitalized. See Note 23 to the consolidated financial statements. As a result of its ownership of Dresdner Bank, Allianz SE is also subject to the supervision of the Federal Reserve Board under the BHCA and the IBA and has elected to be treated as a financial holding company. Allianz SE’s status as a financial holding company became effective on June 30, 2004.

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

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements including the notes thereto. We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity under IFRS to U.S. GAAP, you should read Note 53 to the consolidated financial statements. Unless otherwise indicated, the financial information we have included in this annual report is presented on a consolidated basis under IFRS. Unless otherwise indicated, we have obtained data regarding the relative size of various national insurance markets from annual reports prepared by SIGMA, an independent organization which publishes market research data on the insurance industry. In addition, unless otherwise indicated, insurance market share data are based on gross premiums written and statutory premiums for our Property-Casualty and Life/Health segments, respectively. Data on position and market share within particular countries are based on various third party and/or internal sources as indicated herein.

Critical Accounting Policies and Estimates

Goodwill

Goodwill resulting from business combinations represents the difference between the acquisition cost of the business combination and the Allianz Group’s proportionate share of the net fair value of identifiable assets, liabilities and certain contingent liabilities. Goodwill resulting from business combinations is not subject to amortization. It is initially recorded at cost and subsequently measured at cost less accumulated impairments. For impairment testing purposes, goodwill is allocated to the cash generating units that are expected to benefit from the synergies of the business combination as of the acquisition date. Significant judgment is involved in this estimate, and the actual resulting synergies of the business combination may not reflect the original estimate. During 2006, the Allianz Group realigned its cash generating units in the Property-Casualty and Life/Health segments to ensure consistency with the management responsibilities of the Board of Management. As a result, the Allianz Group has allocated goodwill to nine cash generating units in the Property-Casualty, six cash generating units in the Life/Health segment, three cash generating units in the Banking segment, and one cash generating unit in the Asset Management segment.

The Allianz Group conducts an annual impairment test of goodwill on October 1, or more frequently if there is an indication that goodwill is not recoverable. The impairment test includes comparing the recoverable amount to the carrying amount, including goodwill, of all relevant cash generating units. A cash generating unit is not impaired if the recoverable amount is greater than the carrying amount. A cash generating unit is impaired if the carrying amount is greater than the recoverable amount. Judgment is involved in applying valuation techniques when estimating the recoverable amount. The valuation techniques include discounted cash flows analyses, which rely upon estimates of the amounts and timing of future cash flows, as well as future market conditions, interest rates and discount rates. During 2006, the Allianz Group’s annual impairment tests did not indicate a need to reduce the carrying value of goodwill. Should an impairment occur, the resulting impairment loss could be material to the Allianz Group’s results of operations.

Fair Value of Financial Instruments

The Allianz Group holds a number of financial instruments that are required to be measured at fair value under IFRS. These include trading assets and liabilities, financial assets and liabilities designated as carried at fair value through income, available-for-sale debt and equity securities and derivative instruments qualifying for hedge accounting treatment. For most of these financial instruments, changes in fair value are included in net income. For others, such as available-for-sale securities and certain derivatives under hedge accounting rules, the changes in fair value are included in equity.

The fair values of financial instruments traded in active markets are based on quoted market prices or dealer price quotations on the last exchange trading day prior to the balance sheet date. The quoted market price used for financial assets held by the Allianz Group is the current bid price; the quoted market price used for financial liabilities is the current ask price.

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. Valuation techniques include net present value techniques, the discounted cash flow method, comparison to similar instruments for which observable market prices exist and valuation models. The Allianz Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Such assumptions include estimates of market prices, discount and volatility rates, as well as market depth and liquidity. In the process, appropriate adjustments are made for credit and measurement risks. Where such factors are not market observable, changes in assumptions could affect the reported fair value of financial instruments.

Impairments of Investments

Investments include held-to-maturity investments, available-for-sale debt and equity investments, investments in associates and joint ventures, and real estate held for investment.

Held-to-maturity securities are recorded at amortized cost using the effective interest method over the life of the security, less any impairment losses. Available-for-sale securities are recorded at fair value, and changes in fair value are recorded within a separate component of equity; impairment losses are recorded in the income statement.

A held-to-maturity or available-for-sale debt security is impaired if there is objective evidence that a loss event has occurred, which has impaired the expected cash flows, i.e. all amounts due according to the contractual terms of the security are not considered collectible. Typically the impairment is due to deterioration in the creditworthiness of the issuer. Factors considered include industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, credit rating declines from a recognized credit rating agency and a breach of contract. A decline in fair value below amortized cost due to changes in risk free interest rates does not represent objective evidence of a loss event.

An available-for-sale equity security is considered to be impaired if there is objective evidence that the cost may not be recovered. Objective evidence that the cost may not be recovered, in addition to qualitative impairment criteria, includes a significant or prolonged decline in the fair value below cost. The Allianz Group’s policy considers a significant decline to be one in which the fair value is below the weighted-average cost by more than 20% and a prolonged decline to be one in which fair value is below the weighted-average cost for greater than nine months. This policy is applied individually by all subsidiaries.

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

In a subsequent period, if the amount of the impairment previously recorded on a debt security decreases and the decrease can be objectively related to an event occurring after the impairment, such as an improvement in the debtor’s credit rating, the impairment is reversed through other income from investments. Reversals of impairments of available-for-sale equity securities are not recorded.

There are several risks and uncertainties related to the monitoring of investments to determine whether an impairment exists. These risks include the risk that the Allianz Group identifies loss events in a timely manner, that Allianz’s assessment of an issuer’s ability to meet its contractual obligation will change based on the issuer’s credit worthiness, and that the issuer’s economic outlook will be worse than expected.

Total unrealized losses on available-for-sale debt securities and held-to-maturity investments were €1,959 million and €811 million as of December 31, 2006 and 2005, respectively. Total unrealized losses on available-for-sale equity securities were €159 million and €188 million as of December 31, 2006 and 2005, respectively.

Loan impairments and provisions

The loan loss allowance represents management’s estimate of losses from impaired loans within the loan portfolio and other lending related commitments. The loan loss allowance is reported in the Allianz Group balance sheet as a reduction of “Loans and advances to banks and customers”, and the provisions for contingent liabilities such as guarantees, loan commitments and other obligations are reported as “Other liabilities”. Changes in the loan loss allowance are reported in the Allianz Group income statement under the caption “Loan loss provisions”.

A loan is considered to be impaired when there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan, and that loss event has an impact on the estimated future cash flows of the loan that can be reasonably estimated. If there is objective evidence that a loan is impaired, the amount of the loss is measured as the difference between the loan’s carrying amount and the present value of estimated future cash flows discounted at the loan’s original effective interest rate. The amount of the loss is recognized in the income statement.

Loans with an outstanding balance greater than €1 million are considered to be individually significant, and they are assessed individually to determine whether an impairment exists. Individually significant loans that are not impaired are grouped with loans evidencing similar credit characteristics and are collectively assessed for impairment.

At our banking subsidiary, Dresdner Bank, and its subsidiaries (the “Dresdner Bank Group”), the loan portfolio for which loan loss allowances are to be established is separated into a homogeneous and a non-homogeneous portfolio. The homogeneous portfolio consists of loans made by the Dresdner Bank’s Private & Business Clients division with a gross exposure less than €1 million, for which the degree of risk has been calculated at the portfolio-level resulting in collectively evaluated loan loss provisions. All other loans are allocated to the non-homogeneous portfolio, with a distinction made with respect to loan loss allowances between the measurement of individual loans in default (specific loan loss allowances) and allowances for impairments that have incurred but have not been identified (general loan loss allowances / country risk allowance).

The loan loss allowance comprises the following four categories:

Specific allowances

For all individually significant loans, counterparty relationships are periodically reviewed on a case-by-case basis. We consider various factors in this review including, but not limited to, the borrower’s financial strength, resources and payment record, the present value of the expected future cash flows, including any net realizable value that may result from the foreclosure of collateral and the likelihood of support from any guarantors.

General allowances

Individually significant loans that do not have specific allowances are segmented into groups of loans with similar risk characteristics, and loan loss allowances for incurred but not identified impairments are calculated using statistical methods of credit risk measurement. Factors that are used in these methods include our internal credit rating results, historical loss experience and a “loss emergence period”, which adjusts for the time lag between the occurrence of a loss and its identification by a lender. Other qualitative factors considered by management include: levels and trends in delinquencies, levels and trends in recoveries of prior charge-offs, trends in volumes and terms of loans, effects of changes in lending policies and procedures, current national and local economic trends and conditions, and credit concentrations.

Country risk allowances

A country risk allowance is calculated to estimate losses due to transfer risk. Transfer risk is a measure of the likely ability of a borrower in a certain country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in that country. We establish country risk allowances based on historical loss experience and a country risk rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile.

In order to avoid duplication, specific allowances are excluded from general and country risk allowance calculations. Moreover, countries for which a country risk allowance is maintained are excluded from the determination of the transfer risk component of the general allowances.

Portfolio allowances

Loans that are not considered individually significant are not individually assessed but are instead segmented into portfolios of homogeneous loans to assess for impairment. Portfolio loan loss allowances are calculated using the delinquency flow model, which involves separating the homogeneous loan portfolios into distinct groups of loans evidencing similar loss behavior. We consider various factors in defining such portfolio groups, including consistency of underwriting practices, transaction terms and conditions, customer segmentation, product type, existence and types of collateral, similarity in size and number of loans, and loss behavior.

The delinquency flow model provides an estimate of the loss inherent in the portfolio by measuring the historical loss experience of the actual portfolio or a portfolio with similar risk characteristics. The delinquency flow model produces this estimate based on historical loan/commitment volume and loss data. The model also estimates the balance of loans with a delinquency status and the average loss experienced for loans in each delinquency grouping within a given portfolio.

Once an individual loan within a portfolio is identified as impaired, a specific loan loss allowance is recorded, and the loan is removed from the relevant portfolio.

The process for evaluating each of the foregoing categories comprising the total loan loss allowance involves significant judgment and estimates. In our evaluation process, we consider the additional following factors for each applicable allowance category, including the frequency of default, risk ratings, loss recovery rates, the forecasted financial strength of individual large accounts, and the ability of borrowers with foreign currency obligations to obtain the foreign currency necessary for orderly debt servicing. If actual results differ from our estimates or if economic changes occur after the date of our estimation, we may need to adjust our estimates. Significant changes in estimates could materially affect our loan loss provision and could result in a change in the loan loss allowance.

Changes in the loan loss provision on an Allianz Group level totaled €36 million, €(109) million and €354 million for the years ended December 31, 2006, 2005 and 2004, respectively. The total loan loss allowance as of December 31, 2006 and 2005 amounted to €1,315 and €1,764 million, respectively.

Deferred Policy Acquisition Costs

DAC and PVFP amortization schedules are determined on a decentralized basis by our local operating entities. The assumptions used (e.g., investment yields, lapses, expenses and demographics) vary not only by geographical market and operating entity but also by line of business and sometimes even generation of business.

With respect to our major life business units, which comprise approximately 90% of reserves, DAC and PVFP, a central control process has been established at the Allianz Group-level in order to ensure that assumptions and calculations used to determine DAC and PVFP are reasonable, and to monitor potential loss recognition issues.

One method used to monitor trends and sensitivities to changes in assumptions is to compare the recoverability ratio over time and using different levels of inputs. The recoverability ratio provides information regarding the percentage of future profits from the current portfolio that is needed to support the amortization of policy acquisition costs previously capitalized. The recoverability ratio is defined as DAC and PVFP, net of unearned revenue liabilities, divided by a best estimate of present value of future profits. Using best estimate assumptions, the recoverability ratio for the Allianz Group amounted to 55.2 % as of December 31, 2006 and 61.4 % as of December 31, 2005. As the recoverability ratio approaches 100%, it indicates that there is an increased risk of loss. A recoverability ratio of 100% or greater would result in a charge to the Allianz Group’s net income, as the deferred acquisition costs would not be recoverable.

The recoverability ratio is most sensitive to changes in the investment yield, which is the rate of return earned on the investment of net cash inflows. The investment yield is generally estimated in determining the recoverability of DAC and PVFP by increasing the relevant yield curves by the expected credit spread net of default risk. The relevant yield curves represent the risk free rate of return expected to be earned based upon the risk free interest rate in the country where the insurance contracts were issued (generally referenced by government issued debt instruments). This sensitivity is more pronounced for our local operating entities with significant older portfolios with relatively higher guaranteed interest rates (e.g., Switzerland, Belgium, South Korea and Taiwan).

The following table shows a sensitivity analysis of the impact in Euro that reasonably likely changes of 1% in the relevant yield curve would have on the DAC and PVFP amounts in the major geographical markets of the Allianz Group, which could have a material effect on the Allianz Group’s results of operations. The impact of these changes would be recorded in the Allianz Group’s net income.

Country	Carrying amount of DAC/PVFP, net of unearned revenue liabilities	Effect of +1% change in the yield curve	Effect of -1% change in the yield curve
Germany	6,410	—	—
France	339	—	—
Italy	689	—	(1)
US	4,241	28	(86)
South Korea	737	1	(2)
Belgium	108	6	(14)
Switzerland	256	67	(161)
Austria	212	7	(10)

Sensitivities to persistency, expense levels and demographic assumptions are also monitored, but deviations within reasonable limits would not trigger a material loss recognition event for any of the operating entities due to the offsetting effects of changes to policyholder participation rates.

For many of Allianz’s Life/Health operating entities within Europe, a large part of such adverse developments can be offset by adjustments to the policyholder participation rates. Therefore, the relevant estimates and as a consequence, the results of operations of operating entities within Europe are relatively insensitive to the effects of changes in assumptions.

Reserves for insurance and investment contracts and Financial liabilities for unit linked contracts

The major components of reserves insurance and investment contracts are aggregate policy reserves and reserves for premium refunds. Financial liabilities for unit linked contracts includes unit linked insurance contracts and unit linked investment contracts.

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

The aggregate policy reserves for long-duration insurance contracts, such as traditional life and health products, are computed in accordance with SFAS 60 using the net level premium method, which represents the present value of estimated future policy benefits to be paid less the present value of estimated future net premiums to be collected from policyholders. The method uses best estimate assumptions adjusted for a provision for adverse deviation for mortality, morbidity, expected investment yields, surrenders and expenses at the policy inception date, which remain locked-in thereafter. DAC and present value of future profits (“PVFP”) for traditional life and health products are amortized over the premium paying period of the related policies in proportion to the earned premium using assumptions consistent with those used in computing the aggregate policy reserves.

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

The aggregate policy reserves for universal life-type insurance contracts and unit linked insurance contracts in accordance with SFAS 97 is equal to the account balance, which represents premiums received and investment return credited to the policy less deductions for mortality costs and expense charges. Deferred policy acquisition costs and PVFP for universal life-type and investment contracts are amortized over the expected life of the contracts in proportion to estimated gross profits (“EGPs”) based upon historical and anticipated future experience, which is determined on a best estimate basis and evaluated regularly. The present value of EGPs is computed using the interest rate that accrues to the policyholders, or the credited rate. EGPs include margins from mortality, administration, investment income including realized gains and losses and surrender charges. The effects of changes in EGPs are recognized in net income in the period revised.

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

The interest rate assumptions used in the calculation of aggregate policy reserves were as follows:

	Long- duration Insurance Contracts (SFAS 60)	Traditional participating insurance Contracts (SFAS 120)
Aggregate policy reserves	2.5–6%	3–4%
Deferred acquisition costs	5–6%	5–6%

Aggregate policy reserves include liabilities for guaranteed minimum death and similar mortality and morbidity benefits related to non-traditional contracts, annuitization options, and sales inducements. These liabilities are calculated based on contractual obligations using actuarial assumptions. Contractually agreed sales inducements to contract holders include persistency bonuses and are accrued over the period in which the insurance contract must remain in force to qualify for the inducement.

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

Aggregate policy reserves for insurance contracts are computed based on relevant U.S. GAAP standards, except for contracts under which the Allianz Group does not accept significant insurance risk, which are classified as investment contracts. All insurance policies are classified appropriately under U.S. GAAP, and the corresponding valuation methodology is applied accordingly. Aggregate policy reserves are determined based on policyholder data and by applying various projections and reserving systems, either on a policy-by-policy basis or on a model point basis whereby policies are grouped by generation and similar risk and benefit profiles. These systems are also used to DAC, unearned revenue liabilities (URL) and PVFP in a consistent manner.

Local actuaries of each Allianz Group operating entity are responsible for setting aggregate policy reserves and carrying out recoverability and loss recognition tests. The Allianz Group reviews the locally-derived policy reserves, DAC, URL, PVFP and loss recognition tests.

The table below provide a breakdown of the Allianz Group’s aggregate policy reserves by country of our major Life/Health local operating entities as of December 31, 2006 (in millions of euros):

	Aggregate Policy Reserves				Other Reserves
Country (€ mn)	Long- duration insurance contracts	Universal- Life type insurance contracts	Traditional participating insurance contracts	Non-Unit- Linked Reserves	Unit- Linked Reserves	Market Value of Liability Options[1]	Total	% of Allianz Group
German Life	—	2,866	109,106	—	1,095	—	113,067	35,0%
German Health	12,070	—	—	—	—	—	12,070	3,7%
France	6,981	34,642	—	—	12,430	—	54,053	16,8%
Italy	8,032	11,529	—	79	24,779	—	44,419	13,8%
United States	1,183	31,471	—	108	15,063	4,252	52,077	16,2%
Switzerland	171	1,952	3,584	—	558	—	6,265	1,9%
Spain	4,107	389	—	141	114	—	4,751	1,5%
Netherlands	964	—	—	—	3,171	—	4,135	1,3%
Austria	—	—	3,047	—	194	—	3,241	1,0%
Belgium	4,109	925	—	—	325	—	5,359	1,7%
South Korea	4,687	1,160	—	—	970	—	6,817	2,1%
Taiwan	673	1,210	—	—	1,868	—	3,751	1,2%
Other countries	2,265	561	1,002	99	1,297	—	5,224	1,6%

Life/Health Total	45,242	86,705	116,739	427	61,864	4,252	315,229	97,8%

Other Segment/Consolidation	148	(24)	7,096	—	—	—	7,220	2,2

Allianz Group Total	45,390	86,681	123,835	427	61,864	4,252	322,449	100%

[1]	“Market Value of Liability Options” represents the value of the derivatives embedded in the equity-indexed annuity products of Allianz Life.

Assumptions made at the local operating entity level regarding variables affecting aggregate policy reserves such as expense, lapse and mortality are based on best estimates derived from annually performed experience studies based on company data and are regularly validated by the Allianz Group.

The most significant assumption for deriving Life/Health reserves is the expected investment yields (i.e., the expected return on assets purchased with net cash inflows), as investment rates determine both the expected cash flow as well as the reserve discount factors. This is particularly true for our operations in Belgium, South Korea and Switzerland because certain policies previously sold in these countries included guaranteed interest rates on existing and future premiums. Investment rates are based on the available capital market information, the asset mix and the long term expected yields as set by the management of the local operating entity.

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

Aggregate policy reserves totaled €256,333 million and €249,012 million as of December 31, 2006 and 2005, respectively. Reserves for premium refunds totaled €30,689 million and €28,510 million as of December 31, 2006 and 2005, respectively. For further information regarding reserves for insurance and investment contracts, see Note 18 to our consolidated financial statements.

Reserves for Loss and Loss Adjustment Expenses

Within the Allianz Group, loss and LAE reserves are set locally by qualified individuals close to the business, subject to central monitoring and oversight by the actuarial department in Allianz SE (“Group Actuarial”). For a detailed description of the methods and approaches commonly used within the

Allianz Group to determine reserves for loss and loss adjustment expenses, please see “Overview of Loss Reserving Process” within the “Property and Casualty Reserves” section of the business description within this document. This central oversight process ensures that reserves are set at the local level in accordance with Group-wide standards of actuarial practice regarding methods, assumptions and data. The key components of this central oversight process are:

•	Minimum standards for actuarial loss reserving;

•	Regular central independent reviews by Group Actuarial of reserves of local operating entities;

•	Regular peer reviews by Group Actuarial of reserve reports provided by local operating entities; and

•	Quarterly quantitative and qualitative reserve monitoring.

Each of these components is described further below.

Group-wide minimum standards of actuarial reserving define the reserving practices which must be conducted by each operating entity. These standards provide guidance regarding all relevant aspects of loss reserving, including organization and structure, data, methods, and reporting. Group Actuarial monitors compliance with these minimum standards through a combination of diagnostic review—i.e. formal qualitative assessment of the required components in the reserving process—and local site visits. Group Actuarial then communicates the results of this quality review to the local operating entity.

In addition, Group Actuarial performs independent reviews of loss and LAE reserves for key local operating entities on a regular basis. This process is designed such that all significant entities are reviewed once every three years. Such a review typically starts with site visits to ensure that Group Actuarial updates their knowledge of the underlying business as well as the issues related to data and organization. Group Actuarial then conducts an analysis of reserves using data provided by the operating entity. Preliminary conclusions are then discussed with the local operating entity prior to being finalized. Any material differences between Group Actuarial’s reserve estimates and those of the local operating entity are then discussed, and evaluated to determine if changes in assumptions are needed.

Local operating entities are required to provide Group Actuarial an annual reserve report, documenting the entity’s analysis of its loss and LAE reserves. The Allianz Group standard for these reports is that an independent actuary, by analyzing this report and discussing it with the entity, must be capable of forming a similar opinion regarding the appropriateness of the entity’s held reserves. In years when Group Actuarial does not perform a complete reserve review of an Allianz Group company, it will perform a process that constitutes a “peer review” of the entity’s own analysis.

In addition, on a quarterly basis, Group Actuarial monitors reserve levels, movements and trends across the Allianz Group. This monitoring is conducted on the basis of quarterly loss data submitted by local operating entities as well as through participation in local reserve committees and frequent dialogue with local actuaries of each operating entity. This quarterly loss data provides information about quarterly reserve movements, as the information is presented by accident year and line of business, as defined by the local operating entity.

The oversight and monitoring of the Group’s loss reserves culminate in quarterly meetings of the Group Reserve Committee. This committee, which consists of the Group Chief Executive Officer, Group Chief Financial Officer, Head of Group Financial Reporting, Group Chief Accountant and the Group Chief Actuary, monitors key developments across the Group affecting the adequacy of loss reserves.

There is no adequate statistical data available for some risk exposures in liability insurance, such as environmental and asbestos claims and large-scale individual claims, because some aspects of these types of claims are becoming generally known very slowly and are still evolving. Appropriate provisions have been made for such cases based on the Allianz Group’s judgment and an analysis of the portfolios in which such risks occur. These provisions represent the Allianz Group’s best estimate. The current reserves for loss and loss adjustment expenses for asbestos claims in the United States reflect the best estimate of local actuaries based on their assessment of current developments and trends in these claims.

Variability of Reserve Estimates

Loss reserves are estimates and are based on the expected outcome of future events (e.g., court decisions, medical rehabilitation and property damage repair). As such, reserve estimates are subject to uncertainty, particularly for longer-tail lines of business. Our reserving actuaries estimate loss reserves separately by line of business based on many detailed assumptions. Given the small segments of business for which reserve estimates are calculated, and that material accumulations across classes will tend to be offset by those in other independent classes, deviations from assumptions are generally not expected to have a material effect on the loss reserves of the Group.

There are, however, two reserving segments which, due to their volume and/or uncertainty, for which changes in assumptions could have a material impact on the Group:

•	German motor liability and

•	Asbestos claims reserves.

German Motor Liability

As a longstanding market leader in German motor insurance, Allianz holds a significant balance of motor liability reserves (€4,500 million gross as of December 31, 2006). Moreover, German motor liability claims are particularly long-tailed in nature. We estimate that approximately 62% of claims are paid after one year and 90% after eight years from the occurrence of the claim. Actuaries must rely on long data histories, but data from older accident years may be less predictive for current developments. Furthermore, sufficient data for extremely long development of bodily injury claims for 40 and more years are not available and, therefore, we extrapolate the ultimate loss amounts. As a result, changes in assumptions such as loss development patterns have a significant effect on estimated reserves.

In order to gauge the sensitivity of German motor liability loss reserve estimates to alternative assumptions, we applied statistical methods that allow for both the natural variability in the reserving process (i.e., process volatility) as well as the potential variability in estimating reserving assumptions (i.e., parameter volatility) and provide quantitative insights into reserve volatility. This analysis provides that it is reasonably likely that future German motor liability loss payments will be €300 million higher or lower than carried reserves.

Asbestos Claims Reserves

Loss reserves for asbestos claims worldwide are subject to greater than usual uncertainty. Asbestos claims have a long latency period, sometimes emerging several decades after the underlying policy was written. Claim emergence is subject to a broad range of legal, epidemiological and socio-economic factors such as court decisions, corporate bankruptcy proceedings and medical advances. Asbestos claim reserves are not amenable to traditional actuarial analysis and are instead based upon an extensive analysis of exposure.

In order to quantify the potential variability of asbestos claim reserves we calculate a point best estimate reserve and a range of reasonable estimates of asbestos loss reserves for U.S. and non-U.S. asbestos in aggregate. This range is calculated by testing the sensitivity of reserve estimates to alternative assumptions. We would consider any estimate within the range to be reasonable. The range does not represent lower and upper bounds, and does not contain all of the possible loss results. Our best estimate represents the expected unpaid loss resulting from assumptions that we consider neither optimistic nor pessimistic. The lower and upper ends of the range represent unpaid losses that would result from optimistic and pessimistic, but reasonable, assumptions. It should be noted that there is a reasonable possibility that the actual loss amounts will fall outside that range. As of December 31, 2006, the high end of this range is €800 million higher than the best estimate; the low end of the range is €800 million lower than the best estimate.

The following alternative assumptions lead to the high end of the range of the reserve estimate:

•	The projected level of future claims filings increase compared to the level as predicted by the epidemiological-based models;

•	Future values of claims settlements by disease type increase compared to the inflation-adjusted projections;

•	The proportion of claims filings leading to claims payments increases compared to the projections;

•	The legal interpretation of insurance policies and the outcome of coverage litigation is on the whole adverse to our expectations;

•	Claims from coverages not yet affected by asbestos claims and not reflected in our projections emerge;

•

The projected level of new policyholders being brought into asbestos litigation increases compared to our estimates in addition to an increase over our estimate of the average cost to settle all future asbestos claims for these policyholders.

The following alternative assumptions lead to the low end of the range of the reserve estimate at:

•	The projected level of future claims filings for each policyholder decrease compared to the level as predicted by the epidemiological-based models;

•	Future values of claims settlements by disease type are lower than the inflation adjusted projections;

•	The proportion of claims filings leading to claims payments decrease compared to the projections;

•	The legal interpretation of insurance policies and the outcome of coverage litigation is on the whole favorable to our expectations;

•

The projected level of new policyholders being brought into asbestos litigation is lower than our estimates in addition to a decrease in our estimate of the average cost to settle all future asbestos claims for these policyholders.

Total reserves for loss and loss adjustment expenses amounted to €65,464 million and €67,005 million as of December 31, 2006 and 2005, respectively. For further information regarding reserves for loss and loss adjustment expenses, see Note 17 to our consolidated financial statements.

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

Pension and Similar Obligations

The Allianz Group has a number of defined benefit pension plans covering a significant number of its domestic and international employees, and in Germany, agents too. The calculation of the expense and liability associated with these plans requires the extensive use of assumptions, which include the discount rate, expected rate of return on plan assets, rate of long-term compensation increase, post- retirement pension increase and mortality tables as determined by the Allianz Group. Management determines these assumptions based upon currently available market and industry data and historical performance of the plans and their assets. The actuarial assumptions used by the Allianz Group may differ materially from actual experience, due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. Any such differences could have a significant impact on the amount of pension expense recorded in future years.

We are required to estimate the expected rate of return on plan assets, which is then used to compute pension cost recorded in the consolidated statements of income. Estimating future returns on plan assets is particularly subjective as the estimate requires an assessment of possible future market returns based on the plan asset mix and observed historical returns. In 2006, we adjusted the weighted average expected rate of return on plan assets from 5.8% to 5.3%; in 2005, we adjusted the rate from 6.4% to 5.8%.

Changes to Accounting and Valuation Policies

See Note 3 to our consolidated financial statements. Prior year amounts have been reclassified to conform to current year presentation.

Introduction

The following analysis is based on our consolidated financial statements and should be read in conjunction with those statements. We evaluate the results of our Property-Casualty, Life/Health, Banking, Asset Management and Corporate segments using a financial performance measure we refer to herein as “operating profit”. We define our segment operating profit as income before income taxes and minority interests in earnings, excluding, as applicable for each respective segment, all or some of the following items: income from financial assets and liabilities held for trading (net), realized gains/losses (net), impairments of investments (net), interest expense from external debt, amortization of intangible assets, acquisition-related expenses and restructuring charges.

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that

the presentation of operating results enhances the

understanding and comparability of the performance of our segments by highlighting net income attributable to ongoing segment operations and the underlying profitability of our businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the fluctuating effects of the realized gains/losses or impairments of investments, as these are largely dependent on market cycles or issuer specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at our discretion. Operating profit is not a substitute for income before income taxes and minority interests in earnings or net income as determined in accordance with International Financial Reporting Standards (or “IFRS”). Our definition of operating profit may differ from similar measures used by other companies, and may change over time. For further information on operating profit, as well as the particular reconciling items between operating profit and net income, see Note 5 to our consolidated financial statements.

Operating profit should be viewed as complementary to, and not a substitute for, income before income taxes and minority interests in earnings or net income as determined in accordance with IFRS.

We further believe that an understanding of our total revenue(1) performance is enhanced when the effects of foreign currency translation as well as acquisitions and disposals (or “changes in scope of consolidation”) are excluded. Accordingly, in addition to presenting “nominal growth”, we also present “internal growth”, which excludes the effects of foreign currency translation and changes in scope of consolidation. The following table sets forth the reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments(2) and the Allianz Group as a whole for the years ended December 31, 2006 and 2005.

(1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

(2)	Segment growth rates are presented before the elimination of transactions between Allianz Group subsidiaries in different segments.

	Nominal total revenue growth	Changes in scope of consolidation	Foreign currency translation	Internal total revenue growth
	%	%	%	%
2006
Property-Casualty	(0.1)	(0.2)	(0.2)	0.3
Life/Health	(1.8)	—	(0.2)	(1.6)
Banking	12.2	—	(0.1)	12.3
thereof: Dresdner Bank	12.8	—	(0.1)	12.9
Asset Management	11.8	(0.7)	(0.9)	13.4
thereof: Allianz Global Investors	11.7	(0.7)	(0.9)	13.3
Allianz Group	0.2	(0.1)	(0.2)	0.5

2005
Property-Casualty	1.8	(1.2)	0.4	2.6
Life/Health	6.7	—	0.5	6.2
Banking	(3.9)	—	(0.1)	(3.8)
thereof: Dresdner Bank	(5.0)	—	(0.1)	(4.9)
Asset Management	21.2	1.9	0.2	19.1
thereof: Allianz Global Investors	19.5	1.9	0.2	17.4
Allianz Group	4.1	(0.5)	0.4	4.2

Executive Summary

Year ended December 31, 2006 compared to year ended December 31, 2005

2006 was a year of success.

•	Property-Casualty underwriting profitability stands out with a combined ratio of 92.9%.

•	Operating profit in Life/Health grew by 23%.

•	Milestone achieved for cost-income ratio of below 80% in Banking.

•	Asset Management performed strongly again, further improving operating profit to €1.3 billion.

•	Net income grew by 60% to €7.0 billion.

•	Shareholders’ equity stands at €50.5 billion, up almost 28%

Year ended December 31, 2005 compared to year ended December 31, 2004

We exceeded our targets for 2005 and net income increased by 31% to €4.4 billion.

•	All segments surpassed their 2005 objectives.

•	Property-Casualty achieved a strong combined ratio of 94.3%.

•	Operating profit in Life/Health was €2.1 billion.

•	Dresdner Bank increased its operating profit by 38.8% to €630 million.

•	Asset Management operating profit grew by 34.9%, more than three times our objective.

•	Total revenues reached €101 billion.

•	Our shareholders’ equity increased 31.6% to €39.5 billion.

Total revenues

in € bn

Net income

in € mn

Shareholders’ equity(2)

in € mn

(1)	Compound annual growth rate (or “CAGR”) is the year-over-year growth rate over a multiple-year period.
(2)	Does not include minority interests.

Allianz Group’s Consolidated Results of Operations

Total revenues

Total revenues – Segments

in € mn

Year ended December 31, 2006 compared to year ended December 31, 2005

Our total revenues remained stable at €101.1 billion. This result reflects the net effect of substantial operating revenue growth in our Banking and Asset Management segments, flat Property-Casualty gross premiums written, combined with a decline in Life/Health statutory premiums. Total internal revenue growth amounted to 0.5%.

Property-Casualty Gross premiums written were flat at €43.7 billion reflecting average constant prices and a slightly increased sales volume. On an internal growth basis, premium volume was up marginally by 0.3%. We continued to manage local market cycles and to write profitable business, while market conditions varied considerably around the world. Our operations in South America, Spain, New Europe and the United States recorded increases in gross premiums written.

Life/Health Most of our operations worldwide continued to record statutory premium growth, such as in Germany, France, Asia-Pacific, New Europe and Spain. In 2006, our growth markets of Asia-Pacific and New Europe, in aggregate, contributed 9.6% of our total Life/Health statutory premium volume. However, due to considerable decreases in the United States and Italy, total Life/Health statutory premiums were down slightly by 1.8% to €47.4 billion. We believe we will regain growth momentum in these markets. Based on internal growth, statutory premiums decreased by 1.6%.

Banking Operating revenues were up substantially by 12.2% to €7.1 billion in 2006. All income categories contributed to this strong development, with double-digit growth rates in Dresdner Bank’s net interest income and net trading income. Both operating divisions at Dresdner Bank recorded considerably higher revenues than a year ago.

Asset Management Based on the consistent strong investment performance we achieve, we again ranked in the top quartile based on net inflows in 2006 compared to our peer companies. With net inflows of €36 billion and market-related appreciation of €43 billion, we achieved our growth target for third-party assets of above 10%, excluding currency conversion effects. Overall, our third-party assets amounted to €764 billion as of December 31, 2006, up 2.8% from a year earlier, after unfavorable exchange rate effects of €57 billion. Our strong asset base was a key factor in repeating double-digit operating revenue growth while facing a challenging market environment.

Year ended December 31, 2005 compared to year ended December 31, 2004

During 2005, led by our Life/Health and Asset Management operations, our total revenues increased by 4.1% to €101.0 billion. Internal growth was 4.2%.

Property-Casualty While we continued to focus on profitable growth, we succeeded in growing gross premiums written by €757 million to €43.7 billion, and achieved internal growth of 2.6%. Particularly strong increases were experienced within the United States, Germany, Switzerland and Australia.

Life/Health Statutory premiums increased by 6.7% to €48.3 billion, originating principally from investment-oriented and single-premium products. Strong growth rates were achieved in our core European life markets, particularly in Germany,

France and Italy, with growth rates in Germany and France well above 10%. In the United States, statutory premiums remained strong. Internal growth was 6.2%.

Banking Operating revenues from our banking operations declined by 3.9% to €6.3 billion primarily due to the faster than planned close of Dresdner Bank’s Institutional Restructuring Unit and the negative accounting impacts from IAS 39. In contrast, operating revenues from Dresdner Bank’s operating divisions increased.

Asset Management We achieved record net inflows of third-party assets of €65 billion, particularly from our fixed income institutional funds business within the United States and Germany. Market-related appreciation of third-party assets amounted to €33 billion. Overall, third-party assets increased by 27.0% to €743 billion at December 31, 2005. These positive developments led to significant operating revenue growth of 21.2% to €2.7 billion. Internal growth was 19.1%.

Operating profit

Year ended December 31, 2006 compared to year ended December 31, 2005

Property-Casualty Operating profit increased to €6.3 billion, reflecting our strong underwriting profitability. Our combined ratio improved again from an already very competitive level to 92.9% in 2006, 1.4 percentage points better than a year ago. Both lower severity and frequency of claims contributed to this development. In particular, the exceptionally heavy damages in 2005 from major natural catastrophes in the United States, Central Europe and Asia were not repeated in 2006. In addition, our Sustainability Program has helped us improve the effectiveness and efficiency of workstreams.

Life/Health We were again successful in growing our operating profit which increased in 2006 by 22.5% to €2.6 billion. While continuing to grow our asset base, we further improved our investment, expense and technical margins. Our policyholders also benefit from profit growth as, in 2006, we were able to credit them with a higher participation amount than last year. Our Sustainability Program was also an important contributing factor to operating profit growth in Life/Health.

Banking Our Banking segment’s operating profit more than doubled to €1.4 billion in 2006. Operating revenue growth was achieved at the same time as accomplishing improvements in productivity and efficiency, reflected in decreased operating expenses. Thereby, we achieved our milestone for a cost-income ratio of below 80%.

Asset Management We continued to deliver double-digit operating profit growth and improved our cost-income ratio to 57.6% from an already competitive level in 2005. While at the same time making substantial investments in our distribution network and human resources development, key drivers for these developments were our strong and further growing asset base, and effective cost management.

Year ended December 31, 2005 compared to year ended December 31, 2004

Property-Casualty  We achieved a strong combined ratio of 94.3%. We continued to adhere to our disciplined underwriting and pricing practices worldwide, thereby successfully improving our combined ratio by 60 basis points compared to 2004. These positive developments were achieved despite the negative impacts of various natural catastrophes, including one of the worst hurricane seasons on record. The combined effects of losses from natural catastrophes produced estimated claims of €1.1 billion, net of reinsurance. Offsetting these losses were decreases in loss estimates for previous underwriting years. Overall, we achieved an increase in operating profit of 6.6% to €5.1 billion.

Life/Health  Operating profit strengthened by 17.1% and reached €2.1 billion, exceeding our 2005 target. Improved margins on new business and the increased business volume from the strong growth rates in recent years were important factors in this development. Our statutory expense ratio remained almost stable at 8.4%, down 0.1 percentage point from 2004.

Banking  In 2005, Dresdner Bank increased its operating profit by 38.8% to €630 million. This growth was principally due to a favorable development within Dresdner Bank’s net loan loss provisions, resulting in a net release of €113 million (2004: net charge of €337 million), driven predominantly by the reductions in our portfolios within our non-strategic Institutional Restructuring Unit and the improved risk profile of Dresdner Bank’s strategic loan portfolio.

Asset Management  Operating profit grew by 34.9% to €1.1 billion, thereby significantly surpassing our 2005 target. Commensurate with this development, we succeeded in consistently reducing our cost-income ratio during the course of 2005 to 58.4%, a marked improvement of 4.2 percentage points. These achievements demonstrated our strong market position and performance as the overwhelming majority of the third-party assets we managed outperformed their respective benchmarks in 2005.

Net income

Year ended December 31, 2006 compared to year ended December 31, 2005

We grew net income by 60.3% to €7.0 billion. This development was primarily driven by our segment’s operating profit growth, reflecting the high quality of our earnings. In addition, increased restructuring charges were offset by higher realized gains.

The most significant capital gains resulted from the sale of our shareholdings in Schering AG and in Eurohypo AG in the first half of 2006, as well as from the disposal of Four Seasons Health Care Ltd. in the second half.

Restructuring charges amounted to €964 million, €864 million more than last year. This increase primarily reflects the reorganization of our German insurance operations and the “Neue Dresdner Plus” reorganization program.(1)

Net expenses from financial assets and liabilities held for trading was down significantly, as, in the prior year, heavy negative impacts stemmed from derivatives from an equity-linked loan which was issued as a component of financing the cash tender offer for the outstanding RAS shares.

Income tax expenses of €2.0 billion benefited from the tax-exemption of the significant capital gains and the capitalization of the Allianz Group’s total

(1)	Please see Note 49 to our consolidated financial statements for further information on our restructuring plans.

corporate tax credits as a consequence of the new German Reorganization Tax Act (SEStEG) which entered into force in December 2006. Following this tax law change, current income tax expenses were reduced by €571 million. Please see Note 41 to our consolidated financial statements for further information. As a result of the above, our effective tax rate declined to 19.5% from 26.3%.

Minority interests in earnings were down €97 million to €1.3 billion. This was primarily a result of the acquisition of the minority interest in RAS.

Year ended December 31, 2005 compared to year ended December 31, 2004

Net income increased significantly to €4.4 billion from €2.3 billion. The increase in our segment’s operating profit drove the continued strengthening of our earnings power with income before income taxes and minority interests in earnings reaching €7.8 billion.

Net income also benefited from the discontinuance of goodwill amortization due to a change in accounting under IFRS. In 2004, goodwill amortization amounted to €1.2 billion. This led to a decrease in amortization of intangible assets from €1.4 billion to €50 million.

The aggregate income from realized gains/losses and impairments of investments (net) was up significantly, driven by the favorable capital markets conditions in 2005 compared to 2004.

During 2005, restructuring charges declined by 71.2% to €100 million, due primarily to the absence of significant charges at Dresdner Bank.

Our income tax expenses increased by 28.1% to €2.1 billion, representing an overall effective tax rate of 26.3% (2004: 31.9%). In 2005, our effective tax rate benefited from preferable tax treatment on dividend income and realized capital gains at various operating entities, as well as the discontinuation of non-tax deductible goodwill amortization.

Minority interests in earnings increased by 18.7% to €1.4 billion, primarily due to increased earnings at our Italian and French Life/Health operating entities.

Our strong net income growth translates into continuously significantly increasing earnings per share. The following graph presents our basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004.

Earnings per share(1)

in €

(1)	See Note 50 to our consolidated financial statements for further details.
(2)	Includes goodwill amortization. Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.

The following table summarizes the total revenues, operating profit and net income for each of our segments for the years ended December 2006, 2005 and 2004, as well as IFRS consolidated net income of the Allianz Group.

	Property- Casualty	Life/ Health	Banking	Asset Management	Corporate	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2006
Total revenues(1)	43,674	47,421	7,088	3,044	—	(98)	101,129
Operating profit (loss)	6,269	2,565	1,422	1,290	(831)	—	—
Non-operating items	1,291	135	(147)	(555)	(156)	—	—
Income (loss) before income taxes and minority interests in earnings	7,560	2,700	1,275	735	(987)	(960)	10,323

Income taxes	(2,075)	(641)	(263)	(278)	824	420	(2,013)
Minority interests in earnings	(739)	(416)	(94)	(53)	(16)	29	(1,289)

Net income (loss)	4,746	1,643	918	404	(179)	(511)	7,021

2005
Total revenues(1)	43,699	48,272	6,318	2,722	—	(44)	100,967
Operating profit (loss)	5,142	2,094	704	1,132	(881)	—	—
Non-operating items	1,024	177	822	(707)	(1,118)	—	—
Income (loss) before income taxes and minority interests in earnings	6,166	2,271	1,526	425	(1,999)	(560)	7,829

Income taxes	(1,804)	(488)	(387)	(129)	741	4	(2,063)
Minority interests in earnings	(827)	(425)	(102)	(52)	(10)	30	(1,386)

Net income (loss)	3,535	1,358	1,037	244	(1,268)	(526)	4,380

2004
Total revenues(1)	42,942	45,233	6,576	2,245	—	(47)	96,949
Operating profit (loss)	4,825	1,788	447	839	(870)	—	—
Non-operating items	475	(175)	(539)	(1,114)	(172)	—	—
Income (loss) before income taxes and minority interests in earnings	5,300	1,613	(92)	(275)	(1,042)	(460)	5,044

Income taxes	(1,751)	(458)	302	52	263	(18)	(1,610)
Minority interests in earnings	(681)	(333)	(101)	(52)	(28)	27	(1,168)

Net income (loss)	2,868	822	109	(275)	(807)	(451)	2,266

(1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Recently Adopted and Issued Accounting Pronouncements and Changes in the Presentation of the Consolidated Financial Statements

For information on recently adopted and issued accounting pronouncements please see Note 3 to our consolidated financial statements.

Effective January 1, 2006, we implemented certain revisions to our consolidated financial statements to enhance the reader’s understanding of our financial results and to use a more consistent presentation with that of our peers. These revisions reflect certain reclassifications in our consolidated balance sheet and consolidated income statement, changes to our segment reporting, changes to operating profit methodology and changes to our consolidated statements of cash flows. We applied these revisions to all three years of the Allianz

Group’s consolidated financial statements presented in this Annual Report on Form 20-F. As a result, we have retrospectively applied these revisions to the Allianz Group’s consolidated financial statements as of and for the years ended December 31, 2005 and 2004, as previously issued in connection with our Annual Report on Form 20-F for the year ended December 31, 2005, without any impact on our consolidated net income and shareholders’ equity for these years. See Note 3 to our consolidated financial statements for detailed information on the changes of our consolidated financial statements and the impact of these revisions.

Events After the Balance Sheet Date

See “—Recent and Expected Developments—Significant Expected Investments” and Note 52 to the consolidated financial statements.

Property-Casualty Insurance Operations

Year ended December 31, 2006 compared to year ended December 31, 2005

Underwriting performance drives operating profitability.

•	Very competitive combined ratio of 92.9%.

•	Further operating profit growth of 22% to €6.3 billion after an already strong year in 2005.

•	We sustained our successful strategy of selective use of market opportunities.

•	Net income increased 34.3% to €4.7 billion.

Year ended December 31, 2005 compared to year ended December 31, 2004

Combined ratio further improved to 94.3%.

•	Although we continued to focus on profitable growth, we succeeded in increasing gross premiums written by 2.6%, excluding the effects of exchange rate movements and disposals and acquisitions.

•	We achieved a combined ratio of 94.3%—60 basis points better than a year earlier—despite the effects of natural catastrophes.

•	Our operating profit grew by 6.6%, reaching €5.1 billion.

•	Net income grew by 23.3% to €3.5 billion, through our robust operating profitability as well as increased non-operating items.

Earnings Summary

Gross premiums written

Gross premiums written by region(1)

in %

(1)

After elimination of transactions between Allianz Group companies in  different geographic regions and different segments. Gross premiums written from our specialty lines have been allocated to the respective geographic regions.

Gross premiums written – Growth rates(1)

in %

(1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Year ended December 31, 2006 compared to year ended December 31, 2005

In 2006, our underwriting strategy of putting profitability ahead of volume was again successful. Gross premiums written were flat at €43,674 million reflecting average constant prices and a slightly increased sales volume, with considerably varying developments across our different markets. Increases in gross premiums written were primarily achieved within Spain (+ €140 million) and the United States (+ €115 million), as well as our emerging markets of New Europe (+ €117 million) and South America (+ €153 million). Lower gross premiums written were recorded within Germany, in Switzerland at Allianz Risk Transfer (or “ART”) and within our specialty lines at Allianz Global Corporate & Specialty. On an internal growth basis, gross premiums written grew marginally by 0.3%.

We continued to benefit from our global diversification and the measures implemented as part of our Sustainability Program which allow us to take selective advantage of market opportunities and to perform local market cycle management.

At Allianz Sach within Germany, we closely monitored pricing development in order to maintain profitability. Premiums in our motor business were down, reflecting largely lower prices. The development in our casualty lines primarily due to increased sales of accident insurance products with premium refunds, however, compensated partially for the decline in motor. An additional factor contributing to the lower premiums within Germany was that the Allianz Group’s Property-Casualty subsidiaries outside of Germany reduced their internal reinsurance cessions to Allianz SE.

In some markets, such as the United States and Spain, we recorded increasing volumes while being able to maintain stable, profitable prices. Two lines of business contributing to the increased business volume at Fireman’s Fund Insurance Company (or “Fireman’s Fund”) in the United States were the crop insurance business and specialty casualty lines. The positive development in Spain was attributable to higher sales across all lines of business.

The decrease of €207 million in Switzerland reflected an increase in gross premiums written at Allianz Suisse due to a favorable development in our motor business and lower premium volume at ART. At ART, in 2005, we benefited from a large single premium multi-year contract.

Within New Europe, the increase in gross premiums written took place in a well-performing economy. Our distribution network captured a significant part of the growing market potential. The expanded sales capacity in Poland was the key driver for the growth of our property-casualty portfolio. In contrast, in Hungary, we were willing to forego volume for better prices and thereby protected our profitability.

In South America, our operations benefited predominantly from growth in our Brazilian motor business driven by a continued good performance of the fleet business and an increase of new car sales.

At Allianz Global Corporate & Specialty gross premiums written were down €142 million to €2,802 million. This development was to a large extent brought about by foregoing business volume as a result of declining prices mainly in Europe.

Year ended December 31, 2005 compared to year ended December 31, 2004

Capitalizing on growth opportunities in markets that offered a profitable correlation between premium rates and risks meant, we were successful in growing gross premiums written from €42,942 million to €43,699 million, despite the disposal of our Taiwanese, Chilean and Canadian operations in the second half of 2004. Based on internal growth, gross premiums written increased by 2.6%.

Growth varied considerably across our different operations. Positive developments were primarily experienced in the United States and within Germany, as well as at our Swiss and Australian operations with additional gross premiums written of €298 million (7.3%), €274 million (2.4%), €196 million (10.8%), and €145 million (11.0%), respectively. At Fireman’s Fund in the United States, increases across all lines of business were achieved, namely in our personal, commercial and specialty lines with a constant focus on disciplined underwriting and increased sales effectiveness in our chosen markets. The higher gross premiums written within Germany resulted primarily from our property-casualty assumed reinsurance business at Allianz SE which benefited from a lower self-retention level at Allianz Global Corporate & Specialty, as well as increased assumed business from Munich Re. Revenues at Allianz Sach were stable as we remained committed to our policy of focusing on profitability rather than volume of business. In Switzerland, growth was driven primarily by Allianz Risk Transfer AG (or “ART”). The increase at Allianz Australia resulted from its broker and agency channels as well as its financial institutions and direct divisions due to intensified customer relationship management and positive exchange rate effects.

Further increases, albeit to a lesser degree, were also experienced in South America, Spain and Italy with gross premiums written increasing by €117 million (19.5%), €110 million (6.2%) and €98 million (1.9%), respectively. The growth in South America, specifically from our operations in Brazil, stemmed from, among other factors, our motor business as a result of increased sales of new cars. The beneficial development in Spain at Allianz Compañía de Seguros y Reaseguros S.A. was driven by all lines of business, which includes motor, personal and industrial lines. In Italy, the increase in gross premiums written at RAS Group was mainly driven by the development of our non-motor business, and in particular by the significant growth of personal lines and business with small and medium enterprises. The motor business at RAS Group increased marginally, in line with the market growth in Italy, partially compensated by the development of the direct channel, Genialloyd.

Within our specialty lines, growth within credit insurance at Euler Hermes of €95 million (5.8%) resulted to a large extent from our French, Italian and United States operations, as our customers in these regions increased their sales, producing increased receivables. Similarly, within travel insurance and assistance services, Mondial Assistance Group saw an increase of €91 million (10.1%), primarily driven by increased sales through the internet as well as stronger sales through airline partners.

These increases were offset by decreases primarily in the United Kingdom and France, where gross premiums written declined by €183 million (7.0%) and €178 million (3.4%), respectively.

In the United Kingdom at Allianz Cornhill Insurance plc., this decrease was primarily related to lower premiums in our motor and household lines, a development that was significantly driven by our cycle management efforts, through which we endeavor to balance volume and margin criteria. Our French subsidiary, AGF IART, as result of a more competitive environment, experienced lower gross premiums written especially through its brokerage business with large accounts.

Operating profit

Operating profit

in € mn

Year ended December 31, 2006 compared to year ended December 31, 2005

Operating profit showed a strong increase of 21.9% to €6,269 million. The top three contributing operations to our operating profit growth were

Allianz Global Corporate & Specialty at €658 million, the United States at €328 million and France at €193 million. In Italy and Switzerland we also experienced strong increases of €75 million each. The decrease within Germany by € 286 million stemmed from declines of a similar magnitude at both Allianz Sach and Allianz SE. Lower gross premiums written, previously described, were the primary factor for the decline in operating profit at Allianz Sach. At Allianz SE, operating profit was down mainly due to lower premium income as a result of decreased internal cessions from Allianz Group companies outside of Germany, as well as increased loss estimates for Hurricane Katrina in the United States in 2005.

Our significantly improved underwriting profitability was the main driver behind these strong developments, with excellent combined ratios across all markets. Driven by the improvement of our loss ratio, our combined ratio was down to 92.9%, 1.4 percentage points better than a year earlier. Thereby, we surpassed our target of 95% and further solidified our competitive position within the property-casualty market.

In 2006, we recorded both lower severity and frequency of claims. The exceptionally high losses from natural catastrophes in the prior year were not repeated. In addition, our motor business experienced severity increases which were clearly lower than inflation. Accordingly, our accident year loss ratio improved by 2.8 percentage points to 67.6%.

Overall, claims and insurance benefits incurred (net), at €24,672 million in 2006, were down 2.6% from a year ago. As a result, our calendar year loss ratio improved by 2.2 percentage points to 65.0%. The difference between the improvement of our loss ratio based on accident year compared to that based on calendar year is due to lower run-offs in 2006 compared to 2005. We continued to deliver positive net development on prior years’ loss reserves primarily in Italy, France, the United Kingdom and within our credit insurance business. Partially, we attribute this positive development to the measures we are undertaking in the context of our Sustainability Program, such as improved claims management processes in many companies.

Acquisition and administrative expenses (net), at €10,590 million in 2006, were €374 million higher than last year. This drove our expense ratio up by 80 basis points to 27.9%.

However, in the amount of €109 million, these developments resulted from the inclusion of additional net expenses in acquisition and administrative expenses, previously not included in this item. Further important factors were strategic project-related expenses associated with our initiatives for future profit growth, such as our Sustainability Program, as well as increased accruals for retirements in Germany and additional pension accruals. Increased accruals for retirements arose, among other factors, from the facilitation of the use of early retirement schemes due to pension law changes in Germany, of which many employees at Allianz Sach took advantage.

Interest and similar income rose by €349 million to €4,096 million, reflecting higher dividends received, improved yields from debt securities due to slightly higher coupon payments, and our growing asset base. Realized gains/losses (net) from investments, shared with policyholders, declined by €227 million to €46 million. In 2005, realizations from available-for-sale equity investments in connection with accident insurance products with premium refunds in Germany were exceptionally high due to a strategy change at the fund managing these assets. This had an impact of a similar, but opposite, magnitude on changes in reserves for insurance and investment contracts (net), which amounted to a net expense of €425 million in 2006 compared to a net expense of €707 million a year earlier.

Year ended December 31, 2005 compared to year ended December 31, 2004

Driven by further improvement of our combined ratio to 94.3%, our operating profit grew by 6.6% to €5,142 million, a growth rate stronger than that of our gross premiums written. The strongest improvements occurred within Germany (€241 million), at Fireman’s Fund in the United States (€146 million), at Allianz Australia (€101 million), and at our Credit Insurance operations through Euler Hermes (€70 million).

In a year that saw a large number of global catastrophes and one of the worst hurricane seasons on record, the insurance and reinsurance markets as a whole incurred multi-billion Euros in damages. Our units most affected by the natural catastrophes included Allianz Global Corporate & Specialty and Allianz SE.

Total estimated claims from natural catastrophes, net of reinsurance, were €1.1 billion in 2005, increasing our accident year loss ratio to 70.4% (2004: 68.8%). These natural catastrophe losses were mitigated by positive net development on prior years’ loss reserves largely in the United Kingdom, Italy, Slovakia and within our specialty lines. Consequently, our calendar year loss ratio decreased to 67.2% (2004: 67.6%). In the United States, the planned external review of the asbestos & environmental (or “A&E”) liability reserves at Fireman’s Fund had no net impact at the Allianz Group level as a result of already sufficient reserves, except a USD 65 million loss caused by the increase in provisions for uncollectible reinsurance recoverables and unallocated loss adjustment expenses.

Our expense ratio declined by 20 basis points to 27.1% (2004: 27.3%), due to relatively stable acquisition and administrative expenses (net), and a small increase in premiums earned (net).

Realized gains/losses (net) from investments, shared with policyholders, was up from €58 million to €273 million, primarily resulting from higher realizations from available-for-sale equity investments in connection with German accident insurance products with premium refunds. Interest and similar income increased to €3,747 million, €132 million higher than the previous year, mainly as a result of higher income from debt securities. Other income declined by €235 million compared to the 2004 level of €288 million due to Allianz Sach’s sale of real estate used for own use in 2004. Higher investment expenses, up €129 million, resulted principally from increased foreign currency losses. Fee and commission income as well as fee and commission expenses both grew by a similar magnitude (€207 million and €245 million, respectively), stemming from the reclassification of certain income and expense items related to our credit insurance business from other income/expenses to fee and commission income/expenses.

Non-operating items

Year ended December 31, 2006 compared to year ended December 31, 2005

Non-operating items, in aggregate, resulted in a gain of €1,291 million, up €267 million from a year ago. This improvement is principally the result of increased realized gains which were only partially offset by higher impacts from impairments of investments and restructuring charges.

Realized gains/losses (net) from investments, not shared with policyholders, amounted to €1,746 million, €598 million higher than last year. The transactions contributing most to this increase were the sale of Allianz Sach’s participation in Schering AG and the disposal of our real estate portfolio in Austria in June 2006, as well as the sale of Lloyd Adriatico’s shareholding in Banca Antoniana Popolare Veneta S.p.A. in April 2006, which together accounted for €726 million of the increase.

Non-operating impairments of investments (net) rose by €98 million to €175 million, to a large extent brought about by impairments of available-for-sale equity securities in the second quarter of 2006 at Allianz Sach following at that time the downward trend in the equity capital markets.

Restructuring charges were up €294 million to €362 million, stemming primarily from the reorganization of our German insurance operations.(1)

Year ended December 31, 2005 compared to year ended December 31, 2004

Non-operating items, in the aggregate, generated a net positive impact of €1,024 million compared to €475 million in 2004.

Realized gains/losses (net) from investments, not shared with policyholders, were up 15.1% to €1,148 million. This increase stemmed primarily from higher realizations from available-for-sale equity investments.

Amortization of intangible assets was reduced to €11 million from €403 million in 2004 due to the elimination of goodwill amortization brought about by a change in accounting under IFRS.

Restructuring charges of €68 million were incurred during 2005, of which €52 million were attributable to the AGF Group in connection with an early retirement program.

(1)

Please see “Information on the Company—Important Group Organizational Changes—Reorganization of German Insurance Operations” and Note 49 to our consolidated financial statements for further information.

Net income

Year ended December 31, 2006 compared to year ended December 31, 2005

Net income increased 34.3% to €4,746 million, driven both by our significantly improved operating profitability and the higher gain from non-operating items.

Income tax expenses rose by 15.0% and amounted to €2,075 million. Our effective tax rate declined from 29.3% to 27.4%, largely due to the capitalization of corporate tax credits in Germany.

Minority interests in earnings decreased by 10.6% to €739 million primarily as a result of the minority buyout at RAS in Italy.

Year ended December 31, 2005 compared to year ended December 31, 2004

Net income rose by 23.3% to €3,535 million, driven by our robust operating profitability and from the improvement in non-operating results as discussed above.

Income tax expenses increased by 3.0% to €1,804 million, which was a smaller increase than for income before income taxes and minority interests in earnings, which was up 16.3%. This is reflected in a decline in our effective tax rate to 29.3% (2004: 33.0%), largely driven by the discontinuation of non-tax-deductible goodwill amortization.

Minority interests in earnings increased by 21.4% to €827 million, primarily as a result of higher income after income taxes in France, Italy and at Euler Hermes.

The following table sets forth our Property-Casualty insurance segment’s income statement, loss ratio, expense ratio and combined ratio for the years ended December 31, 2006, 2005 and 2004.

	2006	2005	2004
	€ mn	€ mn	€ mn
Gross premiums written(1)	43,674	43,699	42,942
Ceded premiums written	(5,415)	(5,529)	(5,299)
Change in unearned premiums	(309)	(485)	(258)
Premiums earned (net)	37,950	37,685	37,385
Interest and similar income	4,096	3,747	3,615
Income from financial assets and liabilities designated at fair value through income (net) (2)	106	132	5
Realized gains/losses (net) from investments, shared with policyholders(3)	46	273	58
Fee and commission income	1,014	989	782
Other income	69	53	288
Operating revenues	43,281	42,879	42,133
Claims and insurance benefits incurred (net)	(24,672)	(25,331)	(25,271)
Changes in reserves for insurance and investment contracts (net)	(425)	(707)	(611)
Interest expense	(273)	(339)	(417)
Loan loss provisions	(2)	(1)	(7)
Impairments of investments (net), shared with policyholders(4)	(25)	(18)	(37)
Investment expenses	(300)	(333)	(204)
Acquisition and administrative expenses (net)	(10,590)	(10,216)	(10,192)
Fee and commission expenses	(721)	(775)	(530)
Other expenses	(4)	(17)	(39)
Operating expenses	(37,012)	(37,737)	(37,308)
Operating profit	6,269	5,142	4,825
Income from financial assets and liabilities held for trading (net) (2)	83	32	20
Realized gains/losses (net) from investments, not shared with policyholders(3)	1,746	1,148	997
Impairments of investments (net), not shared with policyholders(4)	(175)	(77)	(107)
Amortization of intangible assets	(1)	(11)	(403)
Restructuring charges	(362)	(68)	(32)
Non-operating items	1,291	1,024	475
Income before income taxes and minority interests in earnings	7,560	6,166	5,300
Income taxes	(2,075)	(1,804)	(1,751)
Minority interests in earnings	(739)	(827)	(681)
Net income	4,746	3,535	2,868
Loss ratio(5) in %	65.0	67.2	67.6
Expense ratio(6) in %	27.9	27.1	27.3
Combined ratio(7) in %	92.9	94.3	94.9

(1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.

(2)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 5 to the consolidated financial statements.

(3)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 5 to the consolidated financial statements.
(4)	The total of these items equals impairments of investments (net) in the segment income statement included in Note 5 to the consolidated financial statements.
(5)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
(6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
(7)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Property-Casualty Operations by Geographic Region

The following tables set forth our property-casualty gross premiums written, premiums earned (net), combined ratio, loss ratio, expense ratio and operating profit by geographic region for the years ended December 31, 2006, 2005 and 2004. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Gross premiums written € mn			Premiums earned (net) € mn			Combined ratio %
	2006	2005	2004	2006	2005	2004	2006		2005		2004
Germany(1)	11,427	11,647	11,373	9,844	10,048	9,702	92.9		89.4		93.0
France	5,110	5,104	5,282	4,429	4,375	4,484	99.2		102.0		100.5
Italy	5,396	5,369	5,271	4,935	4,964	4,840	91.8		93.6		94.4
United Kingdom	2,396	2,449	2,632	1,874	1,913	2,012	95.7		96.2		95.7
Switzerland	1,805	2,012	1,816	1,706	1,708	1,659	92.8		97.8		93.4
Spain	2,013	1,873	1,763	1,675	1,551	1,454	90.3		91.4		91.1
Netherlands	926	930	981	813	823	835	88.7		91.3		99.2
Austria	922	935	926	782	773	710	98.4		98.3		100.6
Ireland	704	733	792	622	653	734	74.4		76.9		77.8
Belgium	356	352	351	298	293	282	104.5		104.1		108.2
Portugal	287	304	315	258	275	271	91.2		92.8		98.8
Luxembourg(2)	—	—	108	—	—	106	—		—		79.7
Greece	74	71	73	46	46	47	92.4		82.0		119.2
Western and Southern Europe	3,269	3,325	3,546	2,819	2,863	2,985	90.2		91.2		94.7
Hungary	576	599	533	499	523	472	97.0		101.6		103.2
Slovakia	289	301	326	251	251	266	86.4		74.5		100.3
Czech Republic	253	242	234	179	160	140	82.6		85.7		83.7
Poland	284	235	196	200	160	104	92.8		93.3		94.8
Romania	292	220	169	132	125	95	92.0		94.8		94.2
Bulgaria	96	92	78	70	37	34	80.2		66.6		51.6
Croatia	71	60	48	53	45	36	95.6		97.7		98.5
Russia	30	25	24	4	12	4	88.5		22.9		42.6
New Europe	1,891	1,774	1,608	1,388	1,313	1,151	91.2		90.9		96.8
Other Europe	5,160	5,099	5,154	4,207	4,176	4,136	90.5		91.1		95.3
United States(1)	4,510	4,395	4,097	3,523	3,478	3,392	88.6		96.0		97.7
Canada(3)	—	—	464	—	—	354	—		—		91.9
Mexico	192	175	260	100	88	155	102.5		104.8		32.1
NAFTA	4,702	4,570	4,821	3,623	3,566	3,901	88.9		96.2		94.5
Australia	1,452	1,469	1,324	1,195	1,159	1,081	96.2		95.2		101.0
Other	310	280	348	141	121	162	93.8		94.5		93.7
Asia-Pacific	1,762	1,749	1,672	1,336	1,280	1,243	95.9		95.2		100.0
South America	869	716	599	623	510	378	101.2		100.8		102.7
Other	68	58	63	32	30	33	—	(5)	—	(5)	—	(5)
Specialty Lines
Credit Insurance	1,672	1,725	1,630	1,113	997	901	77.6		67.0		76.0
Allianz Global Corporate & Specialty(1)	2,802	2,944	2,885	1,545	1,633	1,779	92.2		122.4		99.7
Travel Insurance and Assistance Services	1,044	991	900	1,008	934	863	101.8		93.3		95.5
Subtotal	46,226	46,306	45,861	37,950	37,685	37,385	—		—		—
Consolidation adjustments(4)	(2,552)	(2,607)	(2,919)	—	—	—	—		—		—

Total	43,674	43,699	42,942	37,950	37,685	37,385	92.9		94.3		94.9

(1)

We have combined the activities of Allianz Global Risks Re and Allianz Marine & Aviation, previously presented separately under Specialty lines, the corporate customer business of Allianz Sach, previously included within Germany, as well as the activities of Allianz Global Risks US, previously included within the United States, within the newly established operating entity Allianz Global Corporate & Specialty. In addition, we reclassified the life/health business assumed by Allianz SE, previously included within Germany, and now present it within Other in the Life/Health breakdown by geographic region (please see “—Life/Health Insurance Operations—Life/Health Operations by Geographic Region”). Prior year balances have been adjusted to reflect these reclassifications and to allow for comparability across periods.

(2)	The decline since 2004 is due to the merger of International Reinsurance Company S.A. into Allianz SE. The remaining operating profit amounts reflect run-off.
(3)	In December 2004, we sold our Canadian property-casualty insurance business, other than our industrial insurance risks business.
(4)	Represents elimination of transactions between Allianz Group companies in different geographic regions.
(5)	Presentation not meaningful.

	Loss ratio %						Expense ratio %						Operating profit € mn
	2006		2005		2004		2006		2005		2004		2006	2005	2004
Germany(1)	65.1		63.0		66.6		27.8		26.4		26.4		1,479	1,765	1,524
France	71.0		74.0		73.5		28.2		28.0		27.0		420	227	245
Italy	68.8		69.3		69.4		23.0		24.3		25.0		816	741	686
United Kingdom	64.1		65.4		65.1		31.6		30.8		30.6		281	268	276
Switzerland	69.3		74.9		72.9		23.5		22.9		20.5		228	153	148
Spain	71.0		71.4		72.2		19.3		20.0		18.9		252	217	197
Netherlands	57.1		60.5		68.4		31.6		30.8		30.8		150	135	81
Austria	73.1		72.4		72.2		25.3		25.9		28.4		82	92	55
Ireland	50.2		53.8		55.9		24.2		23.1		21.9		222	204	217
Belgium	66.9		66.1		68.9		37.6		38.0		39.3		30	24	23
Portugal	64.4		67.0		70.2		26.8		25.8		28.6		36	32	16
Luxembourg(2)	—		—		76.6		—		—		3.1		20	(4)	51
Greece	57.7		49.7		87.9		34.7		32.3		31.3		10	11	(9)
Western and Southern Europe	61.7		63.2		67.0		28.5		28.0		27.7		550	494	434
Hungary	64.8		70.7		72.1		32.2		30.9		31.1		68	63	54
Slovakia	55.4		43.2		72.6		31.0		31.3		27.7		52	82	17
Czech Republic	61.4		63.8		63.3		21.2		21.9		20.4		29	27	27
Poland	57.4		59.7		61.2		35.4		33.6		33.6		20	12	13
Romania	72.4		75.8		71.1		19.6		19.0		23.1		11	11	13
Bulgaria	41.7		27.0		12.5		38.5		39.6		39.1		16	14	18
Croatia	63.8		63.0		58.7		31.8		34.7		39.8		4	2	2
Russia	34.7		5.8		14.0		53.8		17.1		28.6		1	2	2
New Europe	61.0		61.6		67.7		30.2		29.3		29.1		201	213	146
Other Europe	61.5		62.7		67.2		29.0		28.4		28.1		751	707	580
United States(1)	57.9		66.8		66.7		30.7		29.2		31.0		810	482	336
Canada(3)	—		—		62.6		—		—		29.3		—	—	57
Mexico	78.8		81.2		19.3		23.7		23.6		12.8		15	13	13
NAFTA	58.4		67.1		64.4		30.5		29.1		30.1		825	495	406
Australia	70.3		69.1		75.1		25.9		26.1		25.9		225	235	134
Other	55.7		57.2		57.1		38.1		37.3		36.6		19	17	20
Asia-Pacific	68.7		68.0		72.7		27.2		27.2		27.3		244	252	154
South America	64.8		64.5		64.7		36.4		36.3		38.0		47	61	8
Other	—	(5)	—	(5)	—	(5)	—	(5)	—	(5)	—	(5)	(7)	7	10
Specialty Lines
Credit Insurance	49.7		41.3		40.8		27.9		25.7		35.2		442	420	350
Allianz Global Corporate & Specialty(1)	62.5		91.1		70.5		29.7		31.3		29.2		404	(254)	178
Travel Insurance and Assistance Services	58.7		60.3		59.7		43.1		33.0		35.8		90	77	59
Subtotal	—		—		—		—		—		—		6,272	5,136	4,821
Consolidation adjustments(4)	—		—		—		—		—		—		(3)	6	4

Total	65.0		67.2		67.6		27.9		27.1		27.3		6,269	5,142	4,825

(1)

We have combined the activities of Allianz Global Risks Re and Allianz Marine & Aviation, previously presented separately under Specialty Lines, the corporate customer business of Allianz Sach, previously included within Germany, as well as the activities of Allianz Global Risks US, previously included within the United States, within the newly established operating entity Allianz Global Corporate & Specialty. In addition, we reclassified the life/health business assumed by Allianz SE, previously included within Germany, and now present it within Other in the Life/Health breakdown by geographic region (please see “—Life/Health Insurance Operations—Life/Health Operations by Geographic Regions”). Prior year balances have been adjusted to reflect these reclassifications and to allow for comparability across periods.

(2)	The decline since 2004 is due to the merger of International Reinsurance Company S.A. into Allianz SE. The remaining operating profit amounts reflect run-off.
(3)	In December 2004, we sold our Canadian property-casualty insurance business, other than our industrial insurance risks business.
(4)	Represents elimination of transactions between Allianz Group subsidiaries in different geographic regions.
(5)	Presentation not meaningful.

Life/Health Insurance Operations

Year ended December 31, 2006 compared to year ended December 31, 2005

Strong operating profit growth sustained, while revenues were nearly flat.

•	Statutory premium growth held back by Italy and the United States.

•	Dynamic operating profit growth continued.

•	Higher investment, expense and technical margins drive operating profit.

•	Driven by the higher operating profit, net income rose by 21.0% to €1.6 billion.

Year ended December 31, 2005 compared to year ended December 31, 2004

Strong profitable growth.

•	Overall, 6.7% increase in statutory premiums, driven by our key European markets of Germany, France and Italy.

•	Operating profit grew even stronger by 17.1%, reaching €2.1 billion, and exceeding our target, reflecting stronger product margins and increased realized gains.

•	Net income reached €1.4 billion, a 65.2% increase over 2004, as a result of strong improvements in both operating profit and income from non-operating items.

Earnings Summary

Statutory premiums

Statutory premiums by region(1)

in %

(1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Statutory premiums – Growth rates(1)

in %

(1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Year ended December 31, 2006 compared to year ended December 31, 2005

Many of our operating entities worldwide, especially in the growth markets of Asia-Pacific and New Europe, increased their statutory premiums with high double-digit growth rates. In 2006, these two markets, in aggregate, contributed 9.6% of our total statutory premiums, compared to 7.8% in 2005. But also most of our established markets continued to grow dynamically, such as Germany Life at 6.4% and France at 9.6%. However, these increases were offset by marked declines particularly in the United States and Italy of 21.2% and 8.1%, respectively. Overall, our statutory premiums, at €47,421 million in 2006, were slightly down 1.8% on a nominal basis and 1.6% on an internal basis compared to 2005. Our new business mix showed an increase in recurring premium products and a decrease in single premium business compared to last year. Given that in the year of sale, a recurring premium contract only contributes a fraction of a single premium contract to annual premiums, this change in new business mix had a negative impact on statutory premium growth year-on-year in 2006. The new recurring premium contracts will however increase premiums in subsequent years.

Within Germany Life, statutory premiums excelled to €13,009 million, primarily a result of strong new business production in both our individual and group life business.

At our life operating entities of AGF Group in France, we generated statutory premium growth to €5,792 million. This positive development was brought about by strong sales of unit-linked contracts, particularly related to several newly-launched products. Growth was achieved both through our proprietary financial advisors network and partnerships with independent advisors.

Within Asia-Pacific, statutory premiums in South Korea increased to €2,054 million as we recorded strong sales of equity-indexed annuity products and in our variable annuity business. In China, growth was also significant, albeit starting from a low base. Here, we began to benefit from our strategic partnership with Industrial and Commercial Bank of China Ltd. We have received further sales licenses and expanded our branch network.

Within New Europe—our growth markets in Central and Eastern Europe—our Polish operations recorded a strong increase in statutory premiums from a very successful sales campaign for unit-linked contracts with a bank partner. In addition, in Slovakia, we generated considerable new business production through our tied agents network. In the fourth quarter of 2006, our companies in the region launched a limited-edition index-linked life insurance product across six markets. Overall, our operations within New Europe recorded statutory premiums of €828 million in 2006, 72.9% up from a year earlier.

Conversely, in the United States, statutory premiums declined significantly by 21.2% to €8,758 million. This development is primarily attributable to challenges faced by our sales channels in response to the NASD’s(1) notice in late 2005 to members regarding the sale of equity-indexed annuities. However, despite the decrease in statutory premiums, our Life/Health asset base in the United States grew. In Italy, statutory premiums were down considerably by 8.1% to €8,555 million, principally negatively influenced by a difficult market environment which was characterized by, among other factors, decreased overall private demand for life insurance products in

(1)	The National Association of Securities Dealers (or “NASD”) is a private-sector provider of financial regulatory services in the United States.

the bancassurance channel. In addition, at RAS Group, our share in the total life production of our joint venture partner UniCredit Group decreased. (1)

Year ended December 31, 2005 compared to year ended December 31, 2004

Our statutory premiums rose by 6.7% to €48,272 million, with particularly strong growth in our key European markets resulting from our solid market positions, our ability to reach our customers through a variety of distribution channels and increasing demand for retirement products. Based on internal growth, our statutory premiums increased by 6.2%.

The strongest growth was achieved within Germany Life at 11.8% (+ €1,293 million), France at 12.0% (+ €567 million), Italy at 6.6% (+ €575 million) and the Asia-Pacific region at 29.8% (+ €759 million). In Switzerland, statutory premiums remained relatively unchanged at €1,058 million. Likewise, in the United States, statutory premiums remained strong at €11,115 million. Conversely, in Spain, statutory premiums declined by 19.1% to €547 million primarily due to a large pension contract we acquired in the first quarter of 2004.

Through Allianz Lebensversicherungs-Aktiengesellschaft (or “Allianz Leben”), Germany Life’s 11.8% growth reflected the success it had achieved in the context of the 2004 German “Retirement Revenue Act” (“Alterseinkünftegesetz”), resulting in a considerable increase in recurring premiums which began in the fourth quarter of 2004 and continued over the course of 2005. Additionally, and equally as important, growth from single premium products, namely our corporate pension solutions business and short-term renewals, were contributing factors to the underlying growth at Allianz Leben.

In France, at AGF Vie, the increase was driven by strong sales of unit-linked products through our well-performing partnership and brokers as well as our agent channels. Additionally, the acquisition of

(1)

Please see “Information on the Company—Our Largest Insurance Markets and Companies—Life/Health Insurance Operations—United States—Expected Developments” and “Information on the Company—Our Largest Insurance Markets and Companies—Life/Health Insurance Operations—Italy—Expected Developments” for information on certain measures to regain growth momentum in the United States and Italy, respectively.

AVIP and Martin Maurel Vie on December 31, 2004 from Dresdner Bank was a contributing factor to France’s growth in 2005.

Our Italian operating entities experienced considerable growth of 6.6% from the sale of unit-linked and index-linked products through all distribution channels, particularly through representative agencies and financial planners. In addition, statutory premiums from the bancassurance channel grew, reflecting increased sales at CreditRas Vita. Within Italy, 69% of our total statutory premiums consisted of investment oriented products in 2005 (2004: 65%).

Our Asia-Pacific markets excelled, experiencing an increase of 29.8% to €3,309 million, mainly in South Korea and Taiwan, thus highlighting the strategic importance of this region. The growth at Allianz Life Insurance Co. Ltd. (or “Allianz Life Korea”) in South Korea was the result of strong sales of variable-life products, a product line which had been launched in 2004.

In the United States, at Allianz Life Insurance Company of North America (or “Allianz Life United States”), we experienced a 4.6% increase in statutory premiums related to core business lines, led by strong fixed-annuity sales. The overall 1.1% decline in statutory premiums, however, was due to a novation (sale) of a non-core portfolio of reinsurance business in 2005.

Operating profit

Operating profit

in € mn

Year ended December 31, 2006 compared to year ended December 31, 2005

We again delivered growth in operating profit which increased to €2,565 million, up 22.5% from a year ago. Key factors in this strong development were the growth of our Life/Health asset base, our improved margins both from our new and in-force business, as well as efficiency gains in many operating entities following the implementation of our Sustainability Program and other initiatives. Furthermore, in 2006, we increased the shareholders’ share in our gross earnings while at the same time we credited a higher amount to our policyholders.

Most of our life operating companies exhibited operating profit growth, with the highest absolute increases at our operations in Germany, the United States, South Korea, France and Spain. In addition, we experienced a solid increase in aggregate operating profit within New Europe.

Our improved investment margin was brought about by significantly higher interest and similar income, and the growth in aggregate realized gains/losses and impairments of investments (net). Interest and similar income increased primarily due to higher dividends received from available-for-sale equity investments in Germany and France. In addition, our U.S. operations benefited from higher yields on bonds and growth in asset base. Significant realized gains resulted from the sale of our shareholdings in Schering AG and the disposal of Four Seasons Health Care Ltd. Partially offsetting was the unfavorable net development in our income from financial assets and liabilities carried at fair value through income mainly as Germany Life exhibited significant negative effects from the accounting treatment for certain derivative instruments. In the United States, an increase in market interest rates had an additional negative impact. Furthermore, increased investment expenses stemmed predominantly from the weaker U.S. Dollar compared to the Euro.

Acquisition and administrative expenses (net) rose by €464 million to €4,437 million, partly triggered by adjustments recorded for the unlocking of deferred acquisition costs at various operating entities after the regular review of assumptions for the calculation of our deferred acquisition costs asset. In addition, higher commissions due to the strong new business production within Germany Life, previously mentioned, also contributed to increased acquisition and administrative expenses (net).

Consequently, together with the decline in statutory premiums (net), our statutory expense ratio increased to 9.6% from 8.4% a year ago. Excluding the adjustments described above, our statutory expense ratio would only have increased 70 basis points from 8.7% in 2005 to 9.4% in 2006.

Claims and insurance benefits incurred (net), and changes in reserves for insurance and investment contracts (net), in aggregate, resulted in charges of €28,150 million, up 1.0% over 2005. While premiums were lower than in 2005, this development in particular reflects the investment income on our assets which benefits our policyholders.

Overall charges of €140 million were recorded for operating restructuring charges in 2006. These charges were incurred in connection with the reorganization of our German insurance operations.(1)

Year ended December 31, 2005 compared to year ended December 31, 2004

Our operating profit increased significantly by 17.1% to €2,094 million, surpassing our target for 2005. Improved margins on new business brought about by enhanced risk management providing a better basis for pricing as well as the increased business volume from the strong growth rates in recent years, were important factors in our operating profit growth.

Strong improvements of operating profit occurred at our French, German and Italian operations, specifically AGF Vie (+ €110 million), Allianz Leben (+ €85 million), Allianz Private Krankenversicherungs-Aktiengesellschaft (+ €22 million) and RAS Group (+ €36 million).

Interest and similar income developed favorably with an increase of 4.9% to €12,057 million, despite lower interest rates in the Euro zone. The main contributors were Allianz Leben (+ €181 million) and Allianz Life United States (+ €171 million), driven predominantly by an increased investment base resulting primarily from significant inflows of funds from new business underwritten. Higher dividend yields on equity investments also had a beneficial impact. Interest expense remained unchanged at €452 million.

(1)

Please see “Information on the Company—Important Group Organizational Changes—Reorganization of German Insurance Operations” and Note 49 to our consolidated financial statements for further information

Realized gains/losses (net) from investments, shared with policyholders, increased to €2,523 million. The gains primarily resulted from favorable capital markets conditions, which we sought to leverage to yield increased realizations, with our sale of Gecina S.A. (France) in the first quarter of 2005 being the most significant. Impairments of investments (net), shared with policyholders, also decreased to €199 million.

Claims and insurance benefits incurred (net) were relatively stable at €17,439 million, whereas net expenses from changes in reserves for insurance and investment contracts increased by 19.4% to €10,443 million. This increase was largely attributable to additional aggregate policy reserves mirroring the development in net premiums earned and an overall increase in expenses for premium refunds, attributable to policyholders, due to improved results of operations at Allianz Leben. This effect overcompensated for a slight reduction in the policyholder participation rate, which itself had a positive effect on operating profit.

Acquisition and administrative expenses (net) increased by 7.1% to €3,973 million. This was the net result of a decline in acquisition costs compared to the 2004 level, resulting from the German Retirement Revenue Act in the fourth quarter 2004 and the regular review of assumptions within our deferred acquisition costs in 2005 combined with an increase of administrative expenses (net), resulting from, among other factors, the commutation of an intra-Allianz Group reinsurance contract between Allianz Leben and Allianz SE (formerly Allianz AG).

As a result of the strong growth of our statutory premiums (net) and the increase in acquisition and administrative expenses (net) of a similar magnitude, our statutory expense ratio remained almost unchanged at 8.4%, down 0.1 percentage point from 2004.

Non-operating items

Year ended December 31, 2006 compared to year ended December 31, 2005

Non-operating items, in aggregate, resulted in a gain of €135 million after a gain of €177 million a year ago. This development largely mirrors higher non-operating restructuring charges, at €34 million in

2006, mainly in connection with the reorganization of our German insurance operations.(1)

Year ended December 31, 2005 compared to year ended December 31, 2004

Realized gains/losses (net) from investments, not shared with policyholders, were up to €208 million from €17 million a year ago. Similar to the development of realized gains, shared with policyholders, previously described, the increase was primarily a result of favorable capital markets conditions.

Amortization of intangible assets was positively affected by the elimination of the amortization of goodwill resulting from a change in accounting under IFRS (2004: charge of €159 million).

Non-operating restructuring charges of €18 million in 2005 resulted from an early retirement program at AGF Vie in France.

Net income

Year ended December 31, 2006 compared to year ended December 31, 2005

Driven by the higher operating profit, net income rose by 21.0% to €1,643 million.

With income tax expenses of €641 million in 2006, up €153 million from a year ago, our effective tax rate increased to 23.7% (2005: 21.5%). Both in 2006 and 2005, our effective tax rate benefited from significant tax-exempt income. However, based on a higher income before income taxes, the tax-exempt income in 2006 had a lower impact on our effective tax rate than a year ago. Additional significant one-time factors contributing to the relatively low effective tax rates in both years were the capitalization of corporate tax credits in Germany in 2006 and a beneficial tax settlement in the United States in 2005.

Minority interests in earnings remained stable at €416 million. Higher minority interests in earnings at AGF Group in France, reflecting its increased earnings after income taxes, were offset by lower minority interests in earnings at RAS Group in Italy, stemming from its decreased earnings after income taxes and the acquisition of the minority interest in RAS.

(1)

Please see “Information on the Company—Important Group Organizational Changes—Reorganization of German Insurance Operations” and Note 49 to our consolidated financial statements for further information.

Year ended December 31, 2005 compared to year ended December 31, 2004

Driven by strong improvements in both operating profit and non-operating items net income grew significantly by 65.2% to €1,358 million.

With €488 million, our income tax expenses remained relatively stable compared to €458 million in 2004. However, our effective tax rate declined considerably to 21.5% from 28.4%, largely due to tax-exempt income at various operating entities, including tax-exempt income from securities at Allianz Leben, a beneficial tax settlement at Allianz Life United States, the discontinuation of non-tax-deductible goodwill amortization, as well as from the write-down of deferred tax assets at Allianz Life Korea in 2004.

Minority interests in earnings increased to €425 million, primarily due to improved earnings at our Italian and French Life entities.

The following table sets forth our Life/Health insurance segment’s income statement and statutory expense ratio for the years ended December 31, 2006, 2005 and 2004.

	2006	2005	2004
	€ mn	€ mn	€ mn
Statutory premiums(1)	47,421	48,272	45,233
Ceded premiums written	(840)	(942)	(1,309)
Change in unearned premiums	(221)	(168)	(69)
Statutory premiums (net)	46,360	47,162	43,855
Deposits from SFAS 97 insurance and investment contracts	(25,786)	(27,165)	(24,451)
Premiums earned (net)	20,574	19,997	19,404
Interest and similar income	12,972	12,057	11,493
Income from financial assets and liabilities carried at fair value through income (net)	(361)	258	198
Realized gains/losses (net) from investments, shared with policyholders(2)	3,087	2,523	1,990
Fee and commission income	630	507	224
Other income	43	45	44

Operating revenues	36,945	35,387	33,353

Claims and insurance benefits incurred (net)	(17,625)	(17,439)	(17,535)
Changes in reserves for insurance and investment contracts (net)	(10,525)	(10,443)	(8,746)
Interest expense	(280)	(452)	(452)
Loan loss provisions	(1)	—	(3)
Impairments of investments (net), shared with policyholders	(390)	(199)	(281)
Investment expenses	(750)	(567)	(649)

	2006	2005	2004
	€ mn	€ mn	€ mn
Acquisition and administrative expenses (net)	(4,437)	(3,973)	(3,711)
Fee and commission expenses	(223)	(219)	(145)
Other expenses	(9)	(1)	(43)
Operating restructuring charges(3)	(140)	—	—

Operating expenses	(34,380)	(33,293)	(31,565)

Operating profit	2,565	2,094	1,788

Realized gains/losses (net) from investments, not shared with policyholders(2)	195	208	17
Amortization of intangible assets	(26)	(13)	(168)
Non-operating restructuring charges(3)	(34)	(18)	(24)

Non-operating items	135	177	(175)

Income before income taxes and minority interests in earnings	2,700	2,271	1,613

Income taxes	(641)	(488)	(458)
Minority interests in earnings	(416)	(425)	(333)
Net income	1,643	1,358	822

Statutory expense ratio(4) in %	9.6	8.4	8.5

(1)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

(2)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 5 to the consolidated financial statements.
(3)	The total of these items equals restructuring charges in the segment income statement included in Note 5 to the consolidated financial statements.
(4)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Life/Health Operations by Geographic Region

The following tables set forth our life/health statutory premiums, premiums earned (net), statutory expense ratio and operating profit by geographic region for the years ended December 31, 2006, 2005 and 2004. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Statutory premiums(1) € mn			Premiums earned (net) € mn
	2006	2005	2004	2006	2005	2004
Germany Life	13,009	12,231	10,938	10,543	10,205	8,936
Germany Health(2)	3,091	3,042	3,020	3,091	3,042	3,019
Italy	8,555	9,313	8,738	1,098	1,104	1,088
France(3)	5,792	5,286	4,719	1,436	1,420	1,545
Switzerland	1,005	1,058	1,054	455	470	504
Spain	629	547	676	400	350	576

Netherlands	424	381	430	146	144	154
Austria	380	343	335	283	262	272
Belgium	597	601	532	302	327	337
Portugal	98	83	85	66	60	56
Luxembourg	58	47	87	30	25	25
Greece	98	91	82	62	54	59
United Kingdom(4)	—	—	198	—	—	79

Western and Southern Europe	1,655	1,546	1,749	889	872	982

Hungary	96	89	77	75	73	61
Slovakia	183	149	134	135	129	123
Czech Republic	76	64	53	54	50	43
Poland	367	99	75	96	53	36
Romania	25	18	11	12	7	3
Bulgaria	25	19	14	23	19	9
Croatia	48	41	25	36	33	24
Russia	8	—	—	7	—	—
Cyprus	—	—	2	—	—	1

New Europe	828	479	391	438	364	300

Other Europe	2,483	2,025	2,140	1,327	1,236	1,282

United States	8,758	11,115	11,234	533	522	428

South Korea	2,054	1,752	1,370	986	972	961
Taiwan	1,336	1,347	988	107	136	64
Malaysia	107	106	111	88	73	58
Indonesia	115	69	59	38	31	28
Other	121	35	22	37	10	20

Asia-Pacific	3,733	3,309	2,550	1,256	1,222	1,131

South America	147	141	64	42	36	29

Other(5)	439	455	911	393	390	866

Subtotal	47,641	48,522	46,044	20,574	19,997	19,404

Consolidation adjustments(6)	(220)	(250)	(811)	—	—	—

Total	47,421	48,272	45,233	20,574	19,997	19,404

(1)

Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

(2)	Loss ratios were 68.4%, 69.7% and 68.9% for the years ended December 31, 2006, 2005 and 2004, respectively.
(3)	On December 31, 2004, AVIP and Martin Maurel Vie were consolidated within the life/health insurance operations in France.
(4)

In December 2004, we sold our life insurance business in the United Kingdom in order to concentrate on our property-casualty insurance business in that region. The remaining operating profit amounts reflect run-off.

(5)

Contains, among others, the life/health business assumed by Allianz SE, which was previously included within Germany in the Property-Casualty segment. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods.

(6)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

	Statutory expense ratio %						Operating profit € mn
	2006		2005		2004		2006	2005	2004
Germany Life	9.1		8.1		9.9		521	347	262
Germany Health(1)	9.3		9.1		9.6		184	159	137
Italy	6.4		5.4		3.0		339	334	276
France(2)	12.6		15.1		17.8		582	558	359
Switzerland	9.9		8.7		10.2		50	55	35
Spain	9.3		7.4		5.9		92	71	66

Netherlands	18.4		13.5		17.5		50	41	32
Austria	12.1		9.4		14.3		29	35	39
Belgium	12.5		12.1		15.4		62	76	102
Portugal	15.1		19.1		20.4		25	13	11
Luxembourg	12.2		14.4		8.5		5	5	12
Greece	22.6		25.9		26.3		13	7	7
United Kingdom(3)	—		—		34.7		(2)	(11)	3

Western and Southern Europe	14.8		13.3		17.6		182	166	206

Hungary	25.7		26.9		25.3		12	10	5
Slovakia	18.2		24.4		27.5		16	8	3
Czech Republic	20.1		21.5		24.0		9	6	4
Poland	17.6		33.3		29.1		6	3	2
Romania	39.3		28.0		13.1		–	1	–
Bulgaria	14.2		10.5		13.7		3	3	4
Croatia	20.4		22.7		39.4		4	3	5
Russia	28.1		—	(6)	—		—	—	—
Cyprus	—		—		17.9		—	—	—

New Europe	19.6		25.7		27.0		50	34	23

Other Europe	16.4		16.3		19.4		232	200	229

United States	8.0		4.8		2.4		418	257	376

South Korea	13.9		16.6		20.3		64	20	60
Taiwan	5.0		4.3		0.1		14	11	2
Malaysia	19.9		14.0		6.8		10	2	8
Indonesia	19.3		25.0		36.1		3	1	(4)
Other	18.4		36.9		39.5		(10)	(7)	(4)
Asia-Pacific	11.2		12.0		12.6		81	27	62

South America	16.9		17.7		26.6		1	2	4

Other(4)	—	(6)	—	(6)	—	(6)	74	92	(8)

Subtotal	—		—		—		2,574	2,102	1,798

Consolidation adjustments(5)	—		—		—		(9)	(8)	(10)

Total	9.6		8.4		8.5		2,565	2,094	1,788

(1)	Loss ratios were 68.4%, 69.7% and 68.9% for the years ended December 31, 2006, 2005 and 2004, respectively.
(2)	On December 31, 2004, AVIP and Martin Maurel Vie were consolidated within the life/health insurance operations in France.
(3)

In December 2004, we sold our life insurance business in the United Kingdom in order to concentrate on our property-casualty insurance business in that region. The remaining operating profit amounts reflect run-off.

(4)

Contains, among others, the life/health business assumed by Allianz SE, which was previously included within Germany in the Property-Casualty segment. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods.

(5)	Represents elimination of transactions between Allianz Group companies in different geographic regions.
(6)	Presentation not meaningful.

Banking Operations

Year ended December 31, 2006 compared to year ended December 31, 2005

Ambitious 2006 targets surpassed.

•	Strong growth of operating revenues and operating profit, outperforming our expectations.

•	Milestone for cost-income ratio of below 80% achieved.

•	Both operating divisions improved strongly.

•	Net income amounted to €918 million.

Year ended December 31, 2005 compared to year ended December 31, 2004

Dresdner Bank increased its operating profit by 38.8% to €630 million.

•

Operating revenues from our Banking segment decreased by 3.9% to €6.3 billion, primarily due to the close of our non-strategic Institutional Restructuring Unit and negative impacts from IAS 39 at Dresdner Bank.

•	In line with our expectations, operating profit increased by 57.5% to €704 million, of which Dresdner Bank contributed €630 million, an increase of 38.8%.

•	Operating profit and high realized gains resulted in net income of €1.0 billion.

Earnings Summary

The results of operations of our Banking segment are almost exclusively represented by Dresdner Bank, accounting for 96.1% of our total Banking segment’s operating revenues for the year ended December 31, 2006 (2005: 95.6%, 2004: 96.7%). Accordingly, the discussion of our Banking segment’s results of operations relates solely to the operations of Dresdner Bank.

Operating revenues

Year ended December 31, 2006 compared to year ended December 31, 2005

Dresdner Bank’s operating revenues strongly increased to €6,811 million, up 12.8% from a year ago. All income categories contributed to this development, with double-digit growth rates in net interest income and net trading income. Both operating divisions, Private & Business Clients (or “PBC”) and Corporate & Investment Banking (or “CIB”) recorded higher operating revenues compared to 2005.

Net interest income was €2,645 million, an increase of 19.3%, with significant growth from CIB, largely driven by its increased loan book from structured finance and syndicated loan transactions. PBC recorded stable net interest income, as higher revenues in the deposit business were offset by lower net interest income from the loan business. The increase in our net interest income was aided by the development of the impact from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting, amounting to a positive effect of €66 million in 2006 compared to a negative effect of €346 million in 2005.

At €2,841 million, we grew net fee and commission income by 5.5% over the 2005 level. This development was mainly a result of our growing securities business in PBC which benefited from both higher turnover-related commissions and increased assets under management. In addition, PBC’s positively developing life and pension insurance business contributed, with particularly strong sales of “Riester” pension products. Net fee and commission income from CIB also improved. Here, our advisory business benefited from increased merger and acquisition activities. In contrast, our Corporate Other division experienced a decline in net fee and commission income, principally impacted by the closure of our Institutional Restructuring Unit (or “IRU”) in September 2005.

Trading income (net), at €1,248 million in 2006 and up 11.1% compared to a year ago, benefited from a growth momentum across all product groups, particularly within the derivatives and the foreign exchange business. Contrary to the development of net interest income, net trading income was negatively affected by the impact from the accounting treatment for derivative instruments which do not qualify for hedge accounting, amounting to a negative effect of €113 million in 2006, after a positive effect of €132 million in 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004

Strategic Business(1) Operating revenues improved in our two operating divisions, PBC and CIB.

In PBC, operating revenues increased by 2.0% to €3,033 million. Our Business Models 2 and 3, which consist of the sale of banking products through insurance agents, were successfully implemented with an improvement in revenues and growing client base. In 2005, we acquired approximately 360,000 new bank clients through this sales channel, which was well above our target of 300,000. Additionally, PBC benefited from the improved securities business, specifically from closed-end funds.

Operating revenues in CIB increased slightly by €33 million to €3,038 million. This increase resulted primarily from favorable developments within our client business, with an improvement in our capital markets and mergers & acquisitions business more than offsetting the substantial decrease in trading income (net), largely due to the difficult capital market conditions in April and May. In the second half of 2005, CIB’s trading income (net) increased significantly, driven primarily by its strong client and customer business.

In our Corporate Other division, operating revenues were strongly negatively affected by the adverse development of the impact from the accounting treatment for derivative instruments which do not qualify for hedge accounting. In aggregate, this impact resulted in a negative effect of €214 million (2004: positive effect of €7 million). On

(1)

Dresdner Bank’s strategic business in 2005 included its Personal Banking, Private & Business Banking, Corporate Banking, Dresdner Kleinwort Wasserstein and Corporate Other divisions, but did not include its Institutional Restructuring Unit (or “IRU”). Effective September 30, 2005, Dresdner Bank’s IRU was closed after the winding-down of its non-strategic portfolios. In 2006, Dresdner Bank started the “Neue Dresdner Plus” reorganization program, by integrating its former four operating divisions into two operating divisions. Our reporting by divisions reflects the organizational changes within Dresdner Bank in 2006, resulting in the presentation of two operating divisions. Prior year balances have been adjusted to reflect these organizational changes and allow for comparability across periods. For further information see “—Banking Operations by Division” and “Information on the Company—Important Group Organizational Changes—“Neue Dresdner Plus” Reorganization Program”.

September 30, 2005, the remaining risk assets of our former IRU, of which we have reclassified the 2005 and 2004 results of operations into our Corporate Other division, amounted to €1.4 billion. As of that date, the IRU closed. During the fourth quarter of 2005, the majority of these remaining risk assets were sold, resulting in a decrease to approximately one-third at December 31, 2005. The remaining portfolios were transferred to the operating divisions.

Operating Revenues by Type Net interest income remained relatively stable at €2,218 million. Positive developments were primarily recorded in our structured finance business.

Net fee and commission income grew by 4.6% to €2,693 million, principally driven by the securities business in PBC. In CIB, client business also contributed to our increased net fee and commission income.

Trading income (net) declined by 26.3% to €1,123 million, largely due to the difficult capital market conditions in April and May, as well as the negative impacts from IAS 39.

In summary, despite the revenue growth experienced by our operating divisions, the faster than planned completion of the wind-down of our non-strategic IRU, which was closed effective September 30, 2005, as well as the negative impacts from IAS 39 of €214 million, resulted in a decrease in operating revenues by 5.0% to €6,039 million at Dresdner Bank.

Operating profit

Operating profit – Dresdner Bank

in € mn

Year ended December 31, 2006 compared to year ended December 31, 2005

We more than doubled our operating profit, up 116.0% to €1,361 million in 2006, primarily resulting from the positive revenue development previously described. With our higher operating revenues and lower operating expenses, our cost-income ratio improved significantly to 79.6% in 2006, down 11.8 percentage points compared to 2005.

Operating expenses, at €5,423 million, were down 1.8% from a year earlier due to decreased administrative expenses. Administrative expenses amounted to €5,384 million, of which personnel expenses were €3,400 million, up 3.8%, and non-personnel expenses were €1,984 million, down 8.9%.

Higher personnel expenses were entirely driven by increased performance-related bonuses, reflecting the strong growth of our operating revenues. On the other hand, further staff reductions and efficiency gains, helped to decrease both non-performance-related personnel expenses and non-personnel expenses. The decline in non-personnel expenses stemmed from materially lower office space expenses.

Within our loan loss provisions we continued to benefit from the improved quality of our loan portfolio. In aggregate, loan loss provisions experienced moderate net additions of €27 million, compared to net releases of €113 million a year ago. Net releases in the prior year were driven by recoveries and substantial releases in connection with the wind-down of the IRU. Our coverage ratio(1) improved to 61.5% as of December 31, 2006 from 56.8% a year ago.

Year ended December 31, 2005 compared to year ended December 31, 2004

Dresdner Bank’s operating profit significantly improved by 38.8% to €630 million. However, given lower operating revenues and an almost unchanged expense base, our cost-income ratio increased from 87.6% to 91.4%, substantially burdened by the negative impact from the application of the IAS 39 hedge accounting rules on derivative financial instruments.

(1)	Represents total loan loss allowance as a percentage of total non-performing loans and potential problem loans.

The increase in operating profit was driven by the positive developments within our net loan loss provisions, resulting in a net release of €113 million (2004: net charge of €337 million). While gross releases and recoveries decreased, the decline in gross new additions was even stronger. Gross releases and recoveries reached €849 million (2004: €1,061 million), stemming principally from exits from large debtors, mainly within our former IRU. Gross new additions to allowances of €736 million were significantly lower compared to €1,398 million in 2004, predominantly due to the reductions in our non-strategic business within the former IRU and the significantly improved risk profile of Dresdner Bank’s strategic loan portfolio. The net release in loan loss provisions, together with the reduction of our non-performing loan portfolio by approximately 58%, led to a coverage ratio at December 31, 2005 of 56.8% (2004: 60.4%).

Both personnel and non-personnel expenses remained stable at €3,275 million (2004: €3,244 million) and €2,177 million (2004: €2,171 million), despite focused investments in certain growth areas, such as infrastructure established for our Business Models 2 and 3.

PBC experienced a strong improvement in 2005. Operating revenues increased 2.0% to €3,033 million and operating profit was more than twice as high as compared to 2004, reaching €470 million. These positive developments primarily reflect strict cost control while loan loss provisions reached normal levels. Our cost-income ratio strengthened by 6.5 percentage points to 80.0%.

Conversely, CIB’s cost-income ratio rose to a 83.6% from 81.1%, primarily reflecting decreased trading income (net) and increased operating expenses. Operating profit remained almost stable at €513 million.

Non-operating items

Year ended December 31, 2006 compared to year ended December 31, 2005

In aggregate, the impact from non-operating items declined from €825 million profit to a loss of €146 million, as expected.

Realized gains/losses (net) decreased by €529 million to €491 million, primarily due to a reduced number of significant sale transactions compared to a year ago. Realized gains in 2006 included a tax-exempt gain from the sale of Dresdner Bank’s remaining 2.3% shareholdings in Munich Re to Allianz SE (formerly Allianz AG) as well as a gain from the disposal of our remaining participation in Eurohypo AG.

Impairments of investments (net) was up 17.5% to €215 million, largely attributable to write-downs on real estate properties used by third-parties.

Restructuring charges increased by €410 million to €422 million, mainly reflecting the “Neue Dresdner Plus” reorganization program.(1)

Year ended December 31, 2005 compared to year ended December 31, 2004

Realized gains/losses (net) of Dresdner Bank rose by €487 million. This increase resulted principally from the transfer of 5% of Dresdner Bank’s 7.3% shareholding in Munich Re to Allianz SE (formerly Allianz AG) in the first quarter of 2005, the complete sale of our shareholding in Bilfinger Berger in the second quarter of 2005, the sale of 7.35% of our 28.48% shareholding in Eurohypo AG to Commerzbank AG, as well as the sale of the majority of our real estate portfolio in the forth quarter of 2005, most of which was subsequently leased back to Dresdner Bank. The sales of various assets in 2005 was in line with Dresdner Bank’s focus on its core business.

Further, net impairments of investments decreased heavily from €505 million to €183 million, primarily due to improved capital market conditions.

(1)	Please see “Information on the Company—Important Group Organizational Changes—“Neue Dresdner Plus” Reorganization Program” and Note 49 to our consolidated financial statements for further information.

The absence of significant restructuring charges and the discontinuation of goodwill amortization under IFRS (2004: charge of €244 million) also benefited our non-operating items.

Net income

Year ended December 31, 2006 compared to year ended December 31, 2005

Net income amounted to a strong €895 million, evidencing the high quality of our earnings. Our significantly improved operating profit almost compensated for the expected decline in non-operating items.

With income tax expenses down 35.9%, our effective tax rate decreased from 25.6% to 19.7%. This development was mainly attributable to higher tax exempt income and the capitalization of corporate tax credits in Germany, while income before income taxes was lower in 2006.

Year ended December 31, 2005 compared to year ended December 31, 2004

Net income increased significantly to €1,000 million, including a tax-exempt gain of €343 million from the aforementioned transfer of Munich Re shareholdings to Allianz SE. In addition to the positive operating profit development, the growth in net income was attributable to our improved non-operating results.

These developments led to income tax expenses of €373 million in 2005, compared to a tax benefit of €296 million in the previous year, including a one-off tax benefit. Accordingly, our effective tax rate was 25.6% in 2005.

The following table sets forth the income statements and cost-income ratios for both our Banking segment as a whole and Dresdner Bank for the years ended December 31, 2006, 2005 and 2004.

	2006		2005		2004
	Banking Segment(1)	Dresdner Bank	Banking Segment(1)	Dresdner Bank	Banking Segment(1)	Dresdner Bank
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net interest income(2)	2,720	2,645	2,294	2,218	2,356	2,264
Net fee and commission income(3)	3,008	2,841	2,850	2,693	2,707	2,574
Trading income (net)(4)	1,282	1,248	1,170	1,123	1,518	1,524
Income from financial assets and liabilities designated at fair value through income (net)(4)	53	53	(7)	(6)	(9)	(9)
Other income	25	24	11	11	4	4

Operating revenues(5)	7,088	6,811	6,318	6,039	6,576	6,357

Administrative expenses	(5,605)	(5,384)	(5,661)	(5,452)	(5,643)	(5,416)
Investment expenses	(47)	(53)	(30)	(37)	(25)	(32)
Other expenses	14	14	(33)	(33)	(117)	(118)

Operating expenses	(5,638)	(5,423)	(5,724)	(5,522)	(5,785)	(5,566)
Loan loss provisions	(28)	(27)	110	113	(344)	(337)

Operating profit	1,422	1,361	704	630	447	454

Realized gains/losses (net)	492	491	1,020	1,020	543	533
Impairments of investments (net)	(215)	(215)	(184)	(183)	(509)	(505)
Amortization of intangible assets	—	—	(1)	—	(281)	(281)
Restructuring charges	(424)	(422)	(13)	(12)	(292)	(290)

Non-operating items	(147)	(146)	822	825	(539)	(543)

Income (loss) before income taxes and minority interests in earnings	1,275	1,215	1,526	1,455	(92)	(89)
Income taxes	(263)	(239)	(387)	(373)	302	296
Minority interests in earnings	(94)	(81)	(102)	(82)	(101)	(60)

Net income	918	895	1,037	1,000	109	147

Cost-income ratio(6) in %	79.5	79.6	90.6	91.4	88.0	87.6

(1)

Consists of Dresdner Bank and non-Dresdner Bank banking operations within our Banking segment, as well as the elimination of trading income (net) of €6 mn at Dresdner Bank resulting from Dresdner Bank’s trading activities in Allianz SE shares during the year ended December 31, 2006.

(2)	Represents interest and similar income less interest expense.
(3)	Represents fee and commission income less fee and commission expense.
(4)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 5 to the consolidated financial statements.

(5)	For the Banking segment, total revenues are measured based upon operating revenues.
(6)	Represents operating expenses divided by operating revenues.

Banking Operations by Division

The following table sets forth our banking operating revenues, operating profit and cost-income ratio by division for the years ended December 31, 2006, 2005 and 2004. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different segments.

	Operating revenues			Operating profit (loss)			Cost income ratio
	2006	2005	2004	2006	2005	2004	2006		2005		2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	%		%		%
Private & Business Clients(1)	3,204	3,033	2,974	653	470	187	76.6		80.0		86.5
Corporate & Investment Banking(1)	3,525	3,038	3,005	692	513	515	80.0		83.6		81.1
Corporate Other(2)	82	(32)	378	16	(353)	(248)	—	(3)	—	(3)	—	(3)

Dresdner Bank	6,811	6,039	6,357	1,361	630	454	79.6		91.4		87.6
Other Banks(4)	277	279	219	61	74	(7)	76.0		72.4		100.0

Total	7,088	6,318	6,576	1,422	704	447	79.5		90.6		88.0

(1)

Our reporting by division reflects the organizational changes within Dresdner Bank in 2006, resulting in two operating divisions. Private & Business Clients combines all banking activities for private and corporate customers formerly provided by the Personal Banking and Private & Business Banking divisions. Furthermore, Corporate & Investment Banking combines the former Corporate Banking and Dresdner Kleinwort Wasserstein divisions. Prior year balances have been adjusted accordingly to reflect these reorganization measures and allow for comparability across periods. Effective starting with the first quarter of 2007, the future business model of Dresdner Bank will consist of two new operating divisions Private & Corporate Clients and Investment Banking. According to this future business model, we will integrate our business activities with medium-sized corporate clients into that with private and business clients. In the table above, our medium-sized business clients remain in Corporate & Investment Banking. The future business model with the two new business divisions Private & Corporate Clients and Investment Banking is not reflected in the table above.

(2)

The Corporate Other division contains income and expense items that are not assigned to Dresdner Bank’s operating divisions. These items include, in particular, impacts from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting as well as provisioning requirements for country and general risks. For the years ended December 31, 2006, 2005 and 2004 the impact from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting on Corporate Other’s operating revenues amounted to €(47) mn, €(214) mn and €7 mn, respectively. With effect from the first quarter of 2006, the majority of expenses for support functions and central projects previously included within Corporate Other have been allocated to the operating divisions. Additionally, the non-strategic Institutional Restructuring Unit was closed down effective September 30, 2005, having successfully completed its mandate to free-up risk capital through the reduction of non-strategic risk-weighted assets. Furthermore, effective in the first quarter of 2006, and as a result of Dresdner Bank restructuring its divisions, the Institutional Restructuring Unit’s 2005 and 2004 results of operations were reclassified into Corporate Other. Prior year balances have been adjusted accordingly to reflect these reclassifications and allow for comparability across periods.

(3)	Presentation not meaningful.
(4)

Consists of non-Dresdner Bank banking operations within our Banking segment, as well as the elimination of trading income (net) of €6 mn at Dresdner Bank resulting from Dresdner Bank’s trading activities in Allianz SE shares in the year ended December 31, 2006.

Banking Operations by Geographic Region

The following table sets forth our banking operating revenues and operating profit by geographic region for the years ended December 31, 2006, 2005 and 2004. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different segments.

	Operating revenues			Operating profit (loss)
	2006	2005	2004	2006	2005	2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Germany	4,312	4,340	4,290	853	814	38
Rest of Europe	2,006	1,620	1,557	237	(105)	(27)
NAFTA	560	176	603	251	(78)	411
Rest of World	210	182	126	81	73	25

Total	7,088	6,318	6,576	1,422	704	447

Asset Management Operations

Year ended December 31, 2006 compared to year ended December 31, 2005

Another year of substantial improvement across all key performance indicators.

•	Strong net inflows of €36 billion despite challenging capital market environment.

•	Further double-digit operating profit growth to €1.3 billion.

•	Very competitive cost-income ratio at 57.6%.

•	Net income reached €404 million, up 65.6%.

Year ended December 31, 2005 compared to year ended December 31, 2004

Record net inflows to third-party assets under management of €65 billion.

•	Inclusive of record net inflows of €65 billion, our third-party assets under management rose by 27.0% to €743 billion.

•	Commensurate with the marked 4.2 percentage point improvement of our cost-income ratio, which reached 58.4%, our operating profit grew by 34.9% to €1.1 billion.

•	Net income experienced strong growth of €519 million, reaching €244 million.

Third-Party Assets Under Management of the Allianz Group

Year ended December 31, 2006 compared to year ended December 31, 2005

In 2006, we faced a volatile and challenging capital market environment. Whereas in the first, third and fourth quarter, equity capital markets developed favorably worldwide, the second quarter showed substantial declines in market values. In the fixed income capital markets, substantial decreases in fixed income indices occurred throughout the first half of the year, following the increases in market interest rates, and values only recovered slowly during the second half of the year.

This capital market environment led to mixed developments in the asset management industry. For example, net flows in the fixed income mutual fund market in the United States turned negative during the second quarter of 2006. In Germany, the equity and fixed income mutual fund markets recorded net outflows in 2006, whereas balanced and money market products saw net inflows of a similar magnitude.

Despite this challenging environment and also dampened private demand for third-party asset management products and services, we achieved net inflows to third-party assets of €36 billion, primarily stemming from the United States and Europe, compared to €65 billion in 2005. Both fixed income and equity products contributed to net inflows in 2006, which again affirms our strong position as one of the largest asset managers worldwide, based on total assets under management.(1)

A key success factor continued to be our competitive investment performance. The overwhelming majority of the third-party assets we manage again outperformed their respective benchmarks in 2006. Market-related appreciation was €43 billion. Net inflows and positive market effects were partly offset by negative currency conversion effects of €57 billion, resulting primarily from a weaker U.S. Dollar versus the Euro. Overall, on a Euro-basis, our third-party assets increased by €21 billion(2) to €764 billion as of December 31, 2006, compared to €743 billion as of December 31, 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004

The growth in third-party assets under management to €743 billion as of December 31, 2005, up €158 billion(3) from a year earlier includes record net inflows of €65 billion (2004: €36 billion). Net inflows were particularly strong in our fixed income institutional business in the United States at PIMCO and in Germany at AGI Germany. Of the total increase in our third-party assets, market-related appreciation amounted to €33 billion, primarily attributable to favorable equity capital markets and, to a lesser extent, bond capital markets. These achievements continued to strengthen our position as

(1)	Source: Own internal analysis and estimates.
(2)	Including a negative deconsolidation effect of €1 bn.
(3)	Including a negative deconsolidation effect of €6 bn.

one of the world’s largest asset managers, based on total assets under management. A major success factor has been our competitive performance, as the overwhelming majority of the third-party assets we manage outperformed their respective benchmarks in 2005. Further, we benefited from positive effects of €66 billion from exchange rate movements, resulting primarily from the strengthening of the U.S. Dollar compared to the Euro.

We operate our third-party asset management business primarily through Allianz Global Investors (or “AGI”). As of December 31, 2006, AGI managed approximately 94.6% (December 31, 2005: 95.2%) of the Allianz Group’s third-party assets. The remaining third-party assets are managed by Dresdner Bank (approximately 2.7% and 2.3% as of December 31, 2006 and December 31, 2005, respectively) and other Allianz Group subsidiaries (approximately 2.7% and 2.5% as of December 31, 2006 and December 31, 2005, respectively).

The following graphs present the third-party assets managed by the Allianz Group by geographic region, investment category and investor class as of December 31, 2006 and 2005.

Third-party assets under management – Fair values by geographic region(1)

in € bn

(1)	Based on the origination of the assets.
(2)

Consists of third-party assets managed by Dresdner Bank (approximately  € 21 bn and € 17 bn as of December 31, 2006 and 2005, respectively) and by other Allianz Group companies (approximately € 20 bn and € 19 bn as of December 31, 2006 and 2005, respectively).

Third-party assets under management – Fair values by investment category in € bn

Third-party assets under management – Fair values by investor class in € bn

United States

Third-party assets under management – Composition of fair value development in € bn

Year ended December 31, 2006 compared to year ended December 31, 2005

Our major achievements in 2006 included:

•	Allianz/PIMCO Funds were named “Best Mutual Fund Family” in the 2006 Lipper/Barron’s Fund Families Survey.

•	Particularly strong net inflows of approximately €7 billion at our equity fund manager NFJ Investment Group.

•	PIMCO CommodityRealReturn Funds began trading on June 29, 2006 and already successfully raised USD 773 million in assets to December 31, 2006.

•	PIMCO was named “Investor of the Year” in the 2006 Securitization News survey.

Year ended December 31, 2005 compared to year ended December 31, 2004

Our major achievements in 2005 included:

•

PIMCO, our entity specializing in fixed income investments, significantly increased third-party assets by 36.8% to €468 billion, with record high net inflows of €60 billion, market-related appreciation of €12 billion and a positive foreign currency effect of €54 billion.

•	Our PIMCO Total Return Fund continued to be the largest actively-managed fixed income fund in the world, with assets under management of USD 90.6 billion at December 31, 2005.(1)

•

In February 2005, we launched the then largest closed-end equity fund, raising USD 2.5 billion.(2) This fund’s investment strategy combines the expertise of our equity managers NFJ Investment Group, Nicholas Applegate and PEA Capital.

•

Allianz Global Distributors continued to remain in the top 5 market positions in the U.S. retail market based on net inflows.(3) Our mutual funds product family captured first place in Lipper/ Barron’s Fund Family survey for 2005.

(1)	Financial Research Corporation, press release 12/05.
(2)	New York Stock Exchange.
(3)	Financial Research Corporation, press release 12/05.

Germany

Third-party assets under management – Composition of fair value development in € bn

Year ended December 31, 2006 compared to year ended December 31, 2005

Our major achievements in 2006 included:

•	Allianz Global Investors Germany is market leader in the innovative segment of certificate funds.(4)

•	Deutscher Investment-Trust Gesellschaft für Wertpapieranlagen mbH (or “dit”) ranked first in the “Most Improved Group” of Standard & Poor’s German Fund Awards 2006.

•	dit was awarded five stars by the German financial magazine “Capital”, the highest possible score.

Effective January 1, 2007, our German retail fund company dit and our German special fund company dresdnerbank investment management Kapitalanlagegesellschaft mbH (or “dbi”) were merged to form Allianz Global Investors Kapitalanlagegesellschaft mbH. In connection with this merger, the new brand image of the combined company will focus on the global expertise and presence of AGI.

(4)	Source: Bundesverband Investment und Asset Management (or “BVI”), an association representing the German investment fund industry.

Year ended December 31, 2005 compared to year ended December 31, 2004

Our major achievements in 2005 included:

•	Record high net inflows, primarily in our fixed income institutional business at AGI Germany.

•	AGI ranked first and fourth among German asset management companies based on net inflows for 2005 and assets under management at December 31, 2005, respectively.(1)

•

Net inflows from mutual funds through both third-party distributors, as well as the Allianz Group’s tied agents network and Dresdner Bank’s branch offices, increased significantly to €13.8 billion (2004: €2.3 billion), largely resulting from fixed income products. These numbers include net inflows from mutual funds at PIMCO Europe Ltd.

•	The dit-Euro Bond Total Return Funds were once again Germany’s best selling fixed income funds, based on net inflows of more than €4.3 billion.(2)

•	AGI further increased its market share in the institutional special funds (or “Spezialfonds”) business to 14.7% based on assets under management.(3)

Earnings Summary

The results of operations of our Asset Management segment are almost exclusively represented by AGI, accounting for 98.2% of our total Asset Management segment’s operating revenues for the year ended December 31, 2006 (2005: 98.3%, 2004: 99.8%). Accordingly, the discussion of our Asset Management segment’s results of operations relates solely to the operations of AGI.

Operating revenues

Year ended December 31, 2006 compared to year ended December 31, 2005

At €2,989 million, operating revenues reflect a solid growth of 11.7% at stable revenue margins, primarily attributable to strict pricing discipline and a further improved responsiveness to our clients’

(1)	Source: BVI.
(2)	Source: BVI.
(3)	Source: BVI.

needs. Net fee and commission income was up €277 million to €2,874 million, predominantly due to higher management fees as a result of the growing third-party asset under management base, as previously discussed. Internal operating revenue growth of 13.3% was even stronger, as nominal operating revenue growth was impacted by the weaker U.S. Dollar compared to the Euro.

Year ended December 31, 2005 compared to year ended December 31, 2004

Our operating revenues increased 19.5% to €2,677 million. This positive development reflects favorable business developments worldwide, as previously discussed, namely resulting in significant increases of management and loading fees as well as performance fees. Management and loading fees, net of commissions, and performance fees rose by 17.2% to €2,462 million and 117.9% to €122 million, respectively. Overall, net fee and commission income improved by 19.3% to €2,597 million.

The following table sets forth the composition of AGI’s net fee and commission income for the years ended December 31, 2006, 2005 and 2004.

	2006	2005	2004
	€ mn	€ mn	€ mn
Management fees	3,368	2,941	2,491
Loading and exit fees	334	333	315
Performance fees	107	122	56
Other income	309	294	228

Fee and commission income	4,118	3,690	3,090

Commissions	(895)	(812)	(706)
Other expenses	(349)	(281)	(208)

Fee and commission expenses	(1,244)	(1,093)	(914)

Net fee and commission income	2,874	2,597	2,176

Operating profit

Operating profit – Allianz Global Investors

in € mn

Year ended December 31, 2006 compared to year ended December 31, 2005

Operating profit grew by 14.2% to €1,276 million.

Administrative expenses, excluding acquisition-related expenses, at €1,713 million in 2006, were up 9.8%, representing a considerably less than proportionate increase compared to that in our operating revenues due to effective cost control. As a result, our cost-income ratio decreased by 1.0 percentage point to 57.3%.

This success was achieved despite substantial investments in our distribution network and human resources development.

Year ended December 31, 2005 compared to year ended December 31, 2004

Operating profit increased significantly by 33.9% to €1,117 million, primarily resulting from the aforementioned growth in our operating revenues. Operating profit development was particularly strong in the United States and Germany.

Due in large part to strict cost management, the increase of our operating expenses was proportionally smaller compared to that of our operating revenues. As a result, our cost-income ratio improved considerably to 58.3% (2004: 62.8%). The 10.9% rise in operating expenses to €1,560 million was largely due to increased performance-related compensation in the United States and Germany as a result of our strong business developments.

Non-operating items

Year ended December 31, 2006 compared to year ended December 31, 2005

In aggregate, the net loss from non-operating items decreased significantly from €708 million to €556 million. Thereof, at €532 million, acquisition related expenses declined 22.6%. This decrease was mainly driven by a lower number of outstanding PIMCO LLC Class B Units (or “Class B Units”) in 2006 as compared to 2005. As of December 31, 2006, the Allianz Group had acquired 21,762 of the 150,000 Class B Units originally outstanding. Going forward, we expect acquisition-related expenses to be mainly driven by the number of Class B Units outstanding and our operating profit development at PIMCO. Please see Note 48 to our consolidated financial statements for further information on the Class B Units. Amortization of intangible assets of €23 million in 2006 was related to the merger of dit and dbi to Allianz Global Investors Kapitalanlagegesellschaft mbH, previously mentioned. Thereby, our dit brand was fully written off in 2006.

Year ended December 31, 2005 compared to year ended December 31, 2004

Acquisition-related expenses increased by 10.6% to €687 million. Thereof, €677 million, up 35.1%, was due to the deferred purchases of interests in PIMCO related to the PIMCO LLC Class B Unit Purchase Plan (or “Class B Plan”). The increase was commensurate with the strong profit development at PIMCO in 2005 and the higher number of vested units according to the vesting schedule of the purchase plan. The Class B Plan was agreed upon at the time this company was acquired. Of the total acquisition-related expenses, a further €10 million was incurred due to retention payments for the management and employees of PIMCO and Nicholas Applegate. These retention payments were down €110 million as they largely expired in 2005.

During 2005, a subsidiary of Allianz SE purchased a total of approximately USD 250 million of the remaining minority interest in Allianz Global Investors of America L.P. (or “AGI L.P.”), with payment therefore made in April 2005. Following this transaction, the remaining ownership interest that is held by AGI L.P.’s former parent company, Pacific Life, was reduced to approximately 2% at December 31, 2005 (December 31, 2004: 6%). Further, and also during 2005, a subsidiary of Allianz AG called 5,427 Class B equity units from former and current members of the management of PIMCO under the Class B Plan. The total amount paid related to the call of the Class B equity units was €71 million. Under the plan, participants acquired Class B equity units annually through 2004 for a total of 150,000 units. Please see Note 48 to our consolidated financial statements for further information on the Class B Units.

Amortization of intangible assets benefited from the elimination of goodwill amortization under IFRS, effective January 1, 2005 (2004: charge of €380 million), and from the expiration of amortization charges relating to capitalized bonuses for PIMCO management in 2005.

Net income

Year ended December 31, 2006 compared to year ended December 31, 2005

Net income reached €395 million, exceeding previous year’s level by 68.8%. Primarily as a result of higher taxable income in the United States income tax expenses increased 117.3% to €276 million, representing a rise of our effective tax rate from 31.1% to 38.3%.

Year ended December 31, 2005 compared to year ended December 31, 2004

Net income reached €234 million, a €513 million improvement from prior year’s net loss of €279 million. Income tax expenses amounted to €127 million, resulting in an effective tax rate of 31.1%, compared to a tax benefit of €53 million in 2004. Income tax expenses increased due predominantly to improved operating profitability, inclusive of higher taxable income in the United States, partially offset by a one-off deferred tax credit of €37 million related to tax deductible goodwill amortization.

The following table sets forth the income statements and cost-income ratios for both our Asset Management segment as a whole and AGI for the years ended December 31, 2006, 2005 and 2004.

	2006		2005		2004
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net fee and commission income(1)	2,924	2,874	2,636	2,597	2,178	2,176
Net interest income(2)	71	66	56	51	42	41
Income from financial assets and liabilities carried at fair value through income (net)	38	37	19	18	11	10
Other income	11	12	11	11	14	14

Operating revenues(3)	3,044	2,989	2,722	2,677	2,245	2,241

Administrative expenses, excluding acquisition-related expenses(4)	(1,754)	(1,713)	(1,590)	(1,560)	(1,405)	(1,406)
Other expenses	—	—	—	—	(1)	(1)

Operating expenses	(1,754)	(1,713)	(1,590)	(1,560)	(1,406)	(1,407)

Operating profit	1,290	1,276	1,132	1,117	839	834

Realized gains/losses (net)	7	5	6	5	17	17
Impairments of investments (net)	(2)	(2)	—	—	—	—
Acquisition-related expenses, thereof:(4)
Deferred purchases of interests in PIMCO	(523)	(523)	(677)	(677)	(501)	(501)
Other acquisition-related expenses(5)	(9)	(9)	(10)	(10)	(120)	(120)

Subtotal	(532)	(532)	(687)	(687)	(621)	(621)

Amortization of intangible assets(6)	(24)	(23)	(25)	(25)	(510)	(510)
Restructuring charges	(4)	(4)	(1)	(1)	—	—

Non-operating items	(555)	(556)	(707)	(708)	(1,114)	(1,114)

Income (loss) before income taxes and minority interests in earnings	735	720	425	409	(275)	(280)

Income taxes	(278)	(276)	(129)	(127)	52	53
Minority interests in earnings	(53)	(49)	(52)	(48)	(52)	(52)
Net income (loss)	404	395	244	234	(275)	(279)

Cost-income ratio(7) in %	57.6	57.3	58.4	58.3	62.6	62.8

(1)	Represents fee and commission income less fee and commission expense.
(2)	Represents interest and similar income less interest expense and investment expenses.
(3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
(4)	The total of these items equals acquisition and administration expenses (net) in the segment income statement included in Note 5 to the consolidated financial statements.
(5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate. These retention payments largely expired in 2005.
(6)

Includes primarily the impairment of the dit brand name in 2006 and amortization charges relating to capitalized bonuses for PIMCO management. These amortization charges expired in 2005. Until December 31, 2005, these amortization charges were classified as acquisition-related expenses. Prior year balances have been reclassified to allow for comparability across periods.

(7)	Represents operating expenses divided by operating revenues.

Corporate Activities

Effective January 1, 2006, in addition to our four operating segments Property-Casualty, Life/Health, Banking and Asset Management, and with retrospective application, the Allianz Group introduced a fifth segment named Corporate. The activities included in the Corporate segment were previously reported in the Property-Casualty segment. Generally, the Corporate segment includes all Group activities that are not allocated to one of our operating segments. In particular, it includes the following activities:

Holding Function Comprises Group Center functions carried out by the Allianz Group’s holding company Allianz SE, as well as regional management companies and special investment vehicles. In particular, the Holding Function works with the operating entities to guide the Allianz Group towards effective operation using a common set of values and corporate governance processes. It supports the growth of the Allianz Group’s businesses through its risk, corporate finance, treasury, financial control, communication, legal, human resources strategy and technology functions.

Private Equity Includes the income and expense items associated with the private equity investments held in particular by Allianz Capital Partners GmbH and Allianz Private Equity Partners GmbH.

Earnings Summary

Year ended December 31, 2006 compared to year ended December 31, 2005

While operating loss, down €50 million to €831 million in 2006, remained relatively stable, net expenses from non-operating items declined significantly by €962 million. As a result, loss before income taxes and minority interests in earnings was down €1,012 million to €987 million.

Year ended December 31, 2005 compared to year ended December 31, 2004

In 2005, operating loss remained relatively stable. However, net expense from non-operating items, at €1,118 million in 2005, was up significantly from the prior year level of €172 million. As a result, loss before income taxes and minority interests in earnings increased by €957 million to €1,999 million.

The following table sets forth Corporate’s operating profit and non-operating items by activity for the years ended December 31, 2006, 2005 and 2004. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different segments. See Note 5 to the consolidated financial statements for our Corporate segment’s income statement for the years ended December 31, 2006, 2005 and 2004.

	Operating profit (loss)			Non-operating items
	2006	2005	2004	2006	2005	2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Holding Function	(838)	(923)	(618)	(455)	(1,109)	(649)
Private Equity	7	42	(252)	299	(9)	477

Total	(831)	(881)	(870)	(156)	(1,118)	(172)

Holding Function

Year ended December 31, 2006 compared to year ended December 31, 2005

Operating profit The considerable decrease in operating loss stemmed primarily from higher interest and similar income due to higher dividends received from equity investments. Further key operating items included within Holding Function are administrative expenses to run our Group Center, expenses associated with our pension plans, and expenses for certain Allianz Group-wide growth initiatives.

Non-operating items Net expenses from non-operating items decreased by €654 million, predominantly from higher realized gains brought about by various sales transactions. With net realized gains of €434 million the sale of our shareholding in Schering AG in June 2006 contributed most. In addition, non-operating items benefited from a lower net loss from financial assets and liabilities held for trading in comparison to 2005 when the effects of derivatives from an equity-linked loan issued in connection with financing the cash tender offer for the outstanding RAS shares made a significant negative impact. Interest expense from external debt, at €775 million in 2006, remained relatively constant.

Year ended December 31, 2005 compared to year ended December 31, 2004

Operating profit Operating loss was up primarily due to higher investment expenses stemming from unfavorable movements of foreign currency exchange rates.

Non-operating items In aggregate, non-operating items amounted to a loss of €1,109 million in 2005, after a loss of €649 million in the prior year. This increase was mainly attributable to significantly decreased realized gains. In 2004, we particularly benefited from a gain from the reduction of our shareholdings in Munich Re which was not repeated in 2005. Furthermore, in 2005, we recorded a higher net loss from financial assets and liabilities held for trading. To a large extent this was a result of negative changes in fair values of certain derivatives issued in connection with our “All-in-One” capital market transactions in January 2005. Additionally, the effects of embedded derivatives from the equity-linked loan which was issued in connection with the Allianz-RAS merger contributed signficantly to the higher net loss.

Partially offsetting were lower impairments of investments (net) and declined interest expense from external debt. Impairments of investments (net) were down, as, in 2004, this line item was impacted by high write-downs of real estate. Interest expense from external debt benefited to a large extent from the maturation of two bond issues.

Private Equity

Year ended December 31, 2006 compared to year ended December 31, 2005

Operating profit Operating profit decreased €35 million from the 2005 level. In August 2006, the Allianz Group acquired 100.0% of MAN Roland Druckmaschinen AG. The full consolidation of this private equity investment had impacts of a similar magnitude both on operating revenues and operating expenses, namely income and expenses from fully consolidated private equity investments.

Non-operating items Non-operating items improved from a loss of €9 million to a gain of €299 million. The disposal of Four Seasons Health Care Ltd. (or “Four Seasons”) in August 2006 contributed €287 million to this development.

Year ended December 31, 2005 compared to year ended December 31, 2004

Operating profit Income and expenses from fully consolidated private equity investments were each up by a similar magnitude after the acquisition of Four Seasons in August 2004.

Non-operating items Non-operating items amounted to a loss of €9 million in 2005 after a gain of €477 million in 2004 primarily as realized gains/losses (net) were down significantly. In 2004, we benefited from considerable realized gains brought about by a number of private equity transactions, of which the most significant was Allianz Capital Partner’s sale of its interest in Messer Griesheim.

Balance Sheet Review

•	Another year of strong growth in shareholders’ equity.

Consolidated Balance Sheets

The following table sets forth the Allianz Group’s consolidated balance sheets as of December 31, 2006 and 2005.

As of December 31,	2006	2005
	€ mn	€ mn
ASSETS
Cash and cash equivalents	33,031	31,647
Financial assets carried at fair value through income	156,869	180,346
Investments	298,134	285,015
Loans and advances to banks and customers	408,278	336,808
Financial assets for unit linked contracts	61,864	54,661
Reinsurance assets	19,360	22,120
Deferred acquisition costs	19,135	18,141
Deferred tax assets	4,727	5,299
Other assets	38,893	42,293
Intangible assets	12,935	12,958

Total assets	1,053,226	989,288

As of December 31,	2006	2005
	€ mn	€ mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	79,699	86,842
Liabilities to banks and customers	361,078	310,316
Unearned premiums	14,868	14,524
Reserves for loss and loss adjustment expenses	65,464	67,005
Reserves for insurance and investment contracts	287,697	278,312
Financial liabilities for unit linked contracts	61,864	54,661
Deferred tax liabilities	4,618	5,324
Other liabilities	49,764	51,315
Certificated liabilities	54,922	59,203
Participation certificates and subordinated liabilities	16,362	14,684

Total liabilities	996,336	942,186

Shareholders’ equity	50,481	39,487
Minority interests	6,409	7,615

Total equity	56,890	47,102

Total liabilities and equity	1,053,226	989,288

Total Equity

In 2006, we again significantly increased our shareholders’ equity which increased to €50.5 billion as of December 31, 2006, up 27.8% from a year earlier, primarily driven by our strong net income.

The following graph sets forth the development of our shareholders’ equity.

Shareholders’ equity(1)

in € mn

(1)	Does not include minority interests. Please see Note 23 to the consolidated financial statements for further information.
(2)	Includes foreign currency translation adjustments.

Paid-in capital increased mainly due to the issuance of approximately 25.1 million new Allianz SE shares from the capital increase in October 2006 for the execution of the merger of RAS with and into Allianz AG (now Allianz SE).

Net income was the key driver of the growth in revenue reserves. Partially offsetting were negative effects from the acquisition cost of the additional interest in RAS. This transaction was accounted for as a transaction between equity holders. Therefore, the Allianz Group recorded a decrease in both shareholders’ equity and minority interests. In addition, higher negative foreign currency translation adjustments, included in revenue reserves in the graph above, stemmed primarily from a weaker U.S. Dollar compared to the Euro.

The growth of unrealized gains/losses (net) was brought about by significantly increased unrealized gains from available-for-sale equity investments, largely as a result of the general upward trends in equity capital markets worldwide. In contrast, higher market interest rates and, as a result, downward trends in fixed income indices, had a partially offsetting negative effect on the values of our fixed income securities and their corresponding unrealized gain or loss.

Total Assets and Total Liabilities

Total assets and total liabilities increased by €63.9 billion and €54.2 billion, respectively. In the following sections we analyze important developments within the balance sheets of our Life/Health, Property-Casualty and Banking segments. Relative to the Allianz Group’s total assets and total liabilities, we consider the total assets and total liabilities from our Asset Management segment as immaterial and have, accordingly, excluded these assets and liabilities from the following discussion. Our Asset Management segment’s results of operations stem primarily from its business with third-party assets. See “—Asset Management Operations—Third-Party Assets Under Management of the Allianz Group” for a discussion of our Asset Management segment’s third-party assets. See “—Liquidity and Capital Resources” for information on the development of Allianz SE’s issued debt, and our consolidated cash and cash equivalents.

Insurance Assets and Liabilities

Life/Health insurance operations Life/Health reserves for insurance and investment contracts were up €9.3 billion to €278.7 billion, primarily stemming from higher aggregate policy reserves for long-duration insurance contracts. Similarly, the assets backing these reserves also grew, in particular reflected in increased investments. Life/Health investments, at €187.8 billion as of December 31, 2006, were €7.5 billion higher than a year ago, excluding affiliates. Thereof, equity investments amounted to €42.2 billion, €9.2 billion higher than a year ago, primarily from upward trends in equity capital markets. In contrast, debt securities were down slightly by €1.8 billion to €138.8 billion principally due to increased market interest rates and, as a result, downward trends in fixed income indices. Financial liabilities and assets for unit-linked contracts each increased €7.2 billion to 61.9 billion, reflecting our sales successes with unit-linked insurance and investment contracts. In aggregate, premiums collected for unit-linked insurance and investment contracts amounted to €14.3 billion.

The following graph sets forth the development of our Life/Health asset base.

Life/Health asset base

fair values(1) in € bn

(1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage. For further information see Note 2 to the consolidated financial statements.

(2)

Financial assets for unit-linked contracts represent assets owned by, and managed on the behalf of, policyholders of the Allianz Group, with all appreciation and depreciation in these assets accruing to the benefit of policyholders. As a result, the value of financial assets for unit-linked contracts in our balance sheet corresponds with the value of financial liabilities for unit-linked contracts.

(3)	Does not include affiliates at € 2.8 bn and € 3.1 bn as of December 31, 2006 and 2005, respectively.
(4)

Includes debt securities at € 7.3 bn and € 7.5 bn as of December 31, 2006 and 2005, respectively, equity securities at € 2.9 bn and € 2.3 bn as of December 31, 2006 and 2005, respectively, and derivative financial instruments at € (4.4) bn and (2.8) bn as of December 31, 2006 and 2005, respectively.

Property-Casualty insurance operations Property-Casualty reserves for loss and loss adjustment expenses decreased by €1.6 billion to €58.7 billion. Important contributors to this decline were the positive net development on prior years’ loss reserves primarily in Italy, France, the United Kingdom and within our credit insurance business, as well as the weakening of the U.S. Dollar and Australian Dollar relative to the Euro. The assets backing our property-casualty insurance reserves grew modestly. In the segment’s investments, excluding affiliates, we recorded a slight decline to €79.3 billion, of which debt securities amounted to €52.3 billion and equity investments to €19.1 billion.

The following graph sets forth the development of our Property-Casualty asset base.

Property-Casualty asset base

fair values(1) in € bn

(1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage. For further information see Note 2 to the consolidated financial statements.

(2)	Does not include affiliates at € 9.5 bn and € 7.5bn as of December 31, 2006 and 2005, respectively.
(3)

Includes debt securities at € 3.2 bn and € 1.7 bn as of December 31, 2006 and 2005, respectively, equity securities at € 0.4 bn and € 0.4 bn as of December 31, 2006 and 2005, respectively, and derivative financial instruments at € 0.1 bn and € – bn as of December 31, 2006 and 2005, respectively.

Banking Assets and Liabilities

Loans and advances to banks and customers in our Banking segment amounted to €313.7 billion as of December 31, 2006. This reflects an increase of €64.5 billion from a year earlier, particularly driven by higher volumes of collateralized refinancing activities at Dresdner Bank, commensurate with the overall market trend, which led to higher balances of reverse repurchase agreements and collateral paid for securities borrowing transactions. A key factor in these developments was the continuously tightened interest rate policy executed by the European Central Bank (or “ECB”) which has encouraged to more long-term oriented refinancing activities. These activities predominantly take part in the repurchase market. Our loan business with corporate customers also contributed to the increase in loans and advances to banks and customers. This development was largely driven by the increased loan book from structured finance and syndicated loan transactions within Dresdner Bank’s Corporate & Investment Banking division.

The following graph sets forth the development of our Banking segment’s loans and advances to banks and customers.

Banking loans and advances to banks and customers

in € bn

(1)	Includes loan loss allowance at € (1.0) bn and € (1.6) bn as of December 31, 2006 and 2005, respectively.

The developments within our collateralized refinancing activities at Dresdner Bank, previously described, also led to an increase in our liabilities to banks and customers, namely in the form of repurchase agreements and collateral received from securities lending transactions.

Our Banking segment’s financial assets and liabilities carried at fair value through income, in aggregate, declined to €67.3 billion from €83.8 billion, as we reduced the volume of our debt securities trading business.

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

Distinct areas in which the Allianz Group is involved in off-balance sheet arrangements as of December 31, 2006, which are all conducted through the normal course of our business, include various irrevocable loan commitments, leasing commitments, purchase obligations and various other commitments. Additionally, we extend market value guarantees to customers, as well as execute indemnification contracts under existing service, lease or acquisition transactions. See Note 46 and 53 to our consolidated financial statements for further information.

Liquidity and Capital Resources

•	The Allianz Group and its subsidiaries continued to be well capitalized.

•	During the course of 2006, our strengthened capital base has been recognized by rating agencies.

Organization

Liquidity planning is an integral part of the overall financial planning and capital allocation process and is based on strategic decisions which include solvency planning, our dividend target, and expected merger and acquisition activities. The Board of Management of Allianz SE, the holding and ultimate parent company of the Allianz Group, decides, after consultation with local management of the Allianz Group companies, on how to allocate capital among the Group.

Liquidity Resources

Our liquidity resources result from the operating activities of our Property-Casualty, Life/Health, Banking and Asset Management segments, as well as from capital raising activities. In the context of a financial services company, where our working capital is largely representative of our liquidity, we believe our working capital is sufficient for our present requirements. For information on the management of our liquidity risk please see “Quantitative and Qualitative Disclosures About Market Risk—Management of Other Risks—Liquidity Risks”.

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

We generate substantial cash flow from our insurance operations as a result of most premiums being received in advance of the time when claim payments or policy benefits are required, thereby allowing us to invest these funds in the interim to generate investment income and realized gains.

However, the liquidity of our insurance operations is impacted by, among other factors, the duration of our investments, development of equity capital markets, interest rate environment and our ability to realize the carrying value of our investment portfolio to meet insurance claims and policyholder benefits as they become due.

Additionally, the liquidity of our property-casualty insurance operations is affected by the frequency and severity of losses under its policies, as well as by policy renewal rates.

The liquidity needs of our life operations are generally affected by trends in actual mortality experience compared to the related assumptions included in the pricing of our life insurance policies, by the extent to which minimum returns or crediting rates are provided in connection with our life insurance products, as well as by the level of surrenders and withdrawals.

Banking and Asset Management Operations For our banking operations, our primary sources of liquidity include customer deposits and interest and similar income from our lending transactions, while our major uses of funds are for the issuance of new loans and advances to banks and customers, and the payment of interest on deposits and other operating costs.

The liquidity of our banking operations is largely subject to the ability of individual customers and enterprises to which we extend credit, to make payments to us based on their outstanding commitments. Therefore liquidity could be negatively affected by unforeseeable losses due to problem loans.

Within our asset management operations, our primary sources of liquidity include fees generated from asset management activities, while the principal use of these funds is for the payment of operating costs.

Capital Raising Activities Allianz SE coordinates and executes external debt financing, securities issues and other capital raising transactions for the Allianz Group in order to fund any liquidity need which cannot fully be covered by our operating or investment cash flows. We also have access to commercial paper, medium-term notes and other credit facilities as additional sources of liquidity. As of December 31, 2006, we had access to unused, committed and long-term credit lines as a source of further liquidity with different banks.

Debt and Capital Funding

As of December 31, 2006, the majority of Allianz SE’s external debt financing was in the form of debentures and money market securities. Our total certificated liabilities outstanding as of December 31, 2006 and 2005 were €54,922 million and €59,203 million, respectively. Of the certificated liabilities outstanding as of December 31, 2006, €33,542 million are due within one year. See Note 21 to our consolidated financial statements for further information. Our total participation certificates and subordinated liabilities outstanding as of December 31, 2006 and 2005 were €16,362 million and €14,684 million, respectively. Of the participation certificates and subordinated liabilities as of December 31, 2006, €1,481 million are due within one year. See Note 22 to our consolidated financial statements for further information. Additionally, see Note 43 to our consolidated financial statements for information regarding how we use certain derivatives to hedge our exposure to interest rate and foreign currency risk related to certificated and subordinated liabilities.

Allianz SE owns several finance companies. Among those, primarily Allianz Finance B.V. and Allianz Finance II B.V., both incorporated in the Netherlands, are used from time to time for external debt financing and other corporate financing purposes. In addition, in December 2003, Allianz SE (then Allianz AG) established a Medium Term Note (or “MTN”) program which is used from time to time for the purposes of external and internal debt issuance. The aggregate volume of debt issued by Allianz Finance B.V. and Allianz Finance II B.V. for the years ended December 31, 2006 and 2005 was €2.3 billion and €2.7 billion, respectively. As of December 31, 2006, Allianz SE had money market securities outstanding with a carrying value of €870 million.

On December 20, 2006, we repaid the RWE exchangeable bond issued in 2001. The issue amount of €1,075 million was repaid in shares as the share price of RWE AG was above the exercise price. Additionally, on May 2, 2006, we repaid the €1,446 million equity-linked loan issued in the third quarter of 2005 in connection with financing the

Allianz-RAS merger. Our use of commercial paper as a short-term financing instrument was reduced by 18.2% to €0.9 billion in 2006 from €1.1 billion in 2005. However, interest expense on commercial paper increased to €47.0 million (2005: €31.3 million) due to increasing interest rates in 2006 and higher average usage.

In March 2006, Allianz Finance II B.V. issued €800 million of subordinated perpetual bonds, guaranteed by Allianz SE, with a coupon rate of 5.375%. Allianz Finance II B.V. has the right to call the bonds after five years.

Under our MTN program, Allianz Finance II B. V. issued €1.5 billion of senior bonds on November 23, 2006, guaranteed by Allianz SE, with a coupon rate of 4.00%. The maturity of the bond is November 23, 2016.

On January 29, 2007, the Allianz Group announced its intention to make an early redemption of 64.35% of the BITES exchangeable bond issued in February 2005 as part of the Allianz Group’s “All-in-One” capital market transactions. See Note 52 to our consolidated financial statements for further information on this early redemption.

Due to the All-in-One capital market transactions in 2005, previously mentioned, Dresdner Bank accomplished a further step in its strategy of reducing its non-strategic equity holdings. Dresdner Bank sold 17,155,008 no-par value registered shares of Allianz SE to a third party financial institution. On February 3, 2005, the financial institution issued through its Luxembourg subsidiary a “mandatory exchangeable” debt instrument to investors that is exchangeable into the Allianz SE shares purchased from Dresdner Bank. The debt instrument has a notional value of approximately €1.6 billion, matures in three years from the issuance date and carries an interest rate of 4.5% plus 90% of the distributed dividends allocated to the sold Allianz SE shares. Upon maturity of the debt instrument, the financial institution is obligated to deliver to the investors a variable number of Allianz SE shares.

In accordance with IFRS, Allianz derecognized the sold Allianz SE shares as a financial asset upon definitively transferring full control of the shares to the financial institution. Allianz had no continuing involvement with the shares and forfeited its contractual rights to receive cash flows from the Allianz SE shares. The financial institution has the right to receive the dividends distributed in respect of the Allianz SE shares and bears the risk and rewards of changes in the market price of the shares.

In addition, Allianz purchased from the third party financial institution for a premium paid of €173 million a derivative instrument, or “call spread”, referenced to the market price of Allianz SE’s ordinary shares. With this call spread, Allianz has the possibility to participate in the price increase of Allianz SE shares above the market price at inception (i.e., the market price at the time the parties entered into the derivative instrument), but limited to a price appreciation of 20% above such price. The term of the call spread is three years, and the instrument will be cash settled at the end of the term, with the net cash being paid on any appreciation of the Allianz SE shares.

This derivative transaction does not affect the derecognition treatment of the sold Allianz SE shares mentioned above. Allianz does not retain, through the call spread or otherwise, substantially all of the risk and rewards of the transferred Allianz SE shares, since the call spread permits Allianz to participate only in a price appreciation of up to 20% above the market price at inception.

The following table sets forth Allianz SE’s issued debt as of December 31, 2006 and 2005.(1)

As of December 31,	2006			2005
	Nominal value	Carrying value	Interest expense	Nominal value	Carrying value	Interest expense
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Senior bonds(2)	6,232	6,201	258.9	4,732	4,696	250.3
Subordinated bonds	7,079	6,883	404.6	6,324	6,220	355.7
Exchangeable bonds	1,262	1,262	14.8	2,337	2,326	103.1

Total	14,573	14,346	678.3	13,393	13,242	709.1

(1)

Bonds and exchangeable bonds issued or guaranteed by Allianz SE in the capital market, presented at nominal and carrying values. Excludes €85.1 mn of participation certificates at each December 31, 2006 and 2005, with interest expense of €6.2 mn and €6.3 mn, respectively.

(2)	Excludes €85 mn related to a private placement which was due in 2006.

Certificated liabilities and subordinated bonds(1) by maturity – Overview as of December 31, 2006 in € bn

(1)	Bonds and exchangeable bonds issued or guaranteed by Allianz SE in the capital market, presented at carrying values. Excludes € 85.1 mn of participation certificates.

The following table describes Allianz SE’s issued debt outstanding as of December 31, 2006 at nominal values. For further information, see Note 21 and 22 to our consolidated financial statements.

Allianz SE Issued Debt(1)

1. Senior bonds		Interest expense in 2006
5.75% bond issued by Allianz Finance B.V., Amsterdam
Volume	€1.1 bn
Year of issue	1997/2000
Maturity date	7/30/2007
SIN	194 000
ISIN	DE 000 194 000 5
Interest expense		€63.8mn

5.0% bond issued by Allianz Finance B.V., Amsterdam
Volume	€1.6 bn
Year of issue	1998
Maturity date	3/25/2008
SIN	230 600
ISIN	DE 000 230 600 8
Interest expense		€84.8mn

4.625% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€1.1 bn
Year of issue	2002
Maturity date	11/29/2007
SIN	250 035
ISIN	XS 015 878 835 5
Interest expense		€52.6mn

5.625% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€0.9 bn
Year of issue	2002
Maturity date	11/29/2012
SIN	250 036
ISIN	XS 015 879 238 1
Interest expense		€51.1mn

4.00% bond issued by Allianz Finance B.V., Amsterdam
Volume	€1.5 bn
Year of issue	2006
Maturity date	11/23/2016
SIN	A0G180
ISIN	XS 027 588 026 7
Interest expense		€6.6mn
Total interest expense for senior bonds		€258.9mn

2. Subordinated bonds
6.125% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€2 bn
Year of issue	2002
Maturity date	5/31/2022
SIN	858 420
ISIN	XS 014 888 756 4
Interest expense		€123.5mn

7.25% bond issued by Allianz Finance II B.V., Amsterdam
Volume	USD 0.5 bn
Year of issue	2002
Maturity date	Perpetual Bond
SIN	369 290
ISIN	XS 015 915 072 0
Interest expense		€30.3mn

6.5% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€1 bn
Year of issue	2002
Maturity date	1/13/2025
SIN	377 799
ISIN	XS 015 952 750 5
Interest expense		€65.9mn

5.5% bond issued by Allianz SE			Interest expense in 2006
Volume	€1.5 bn
Year of issue	2004
Maturity date	Perpetual Bond
SIN	A0A HG3
ISIN	XS 018 716 232 5
Interest expense			€83.9mn

4.375% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€1.4 bn
Year of issue	2005
Maturity date	Perpetual Bond
SIN	A0DX0V
ISIN	XS 021 163 783 9
Interest expense			€62.8mn

5.375% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€0.8 bn
Year of issue	2006
Maturity date	Perpetual Bond
SIN	A0GNPZ
ISIN	DE000A0GNPZ3
Interest expense			€38.2mn
Total interest expense for subordinated bonds			€404.6mn

3. Exchangeable bonds
0.75% Basket Index Tracking Equity Linked Securities (BITES) issued by Allianz Finance II B.V., Amsterdam
Underlying	DAX	®
Volume	€1.3 bn
Year of issue	2005
Maturity date	2/18/2008
SIN	A0DX0F
ISIN	XS 021 157 635 9
Interest expense(2)			€14.8mn
Total interest expense for exchangeable bonds			€14.8mn

4. Participation certificates Allianz SE participation certificate
Volume	€85.1 mn
SIN	840 405
ISIN	DE 000 840 405 4
Interest expense			€6.2mn
Total interest expense for participation certificates			€6.2mn

5. Issues that matured in 2006
1.25% exchangeable bond issued by Allianz Finance II B.V., Amsterdam
Exchangeable for	RWE AG shares
Volume	€1.1 bn
Year of issue	2001
Maturity date	12/20/2006
Current exchange price	€50.16
SIN	825 371
ISIN	XS 013 976 180 2
Interest expense(2)			€38.0mn
Received option premium at issue	€178.1 mn
Total interest expense for matured issues			€38.0mn
Total interest expense			€722.5mn

(1)	Bonds and exchangeable bonds issued or guaranteed by Allianz SE in the capital market.
(2)	Includes coupon payment and option premium at amortized cost.

Capital Requirements and Ratings

Certain of the operating entities within the Allianz Group are subject to legal restrictions on the amount of dividends, they can pay to their shareholders. Furthermore regulators impose minimum capital rules on the level of both the Allianz Group’s operating entities and the Allianz Group as a whole. See Note 23 to our consolidated financial statements for detailed information on our capital requirements. In addition to regulatory requirements and our internal risk capital model, rating agencies use distinct methodologies to determine if our capital base is adequate. During the course of 2006, “Standard & Poor’s” has recognized the considerable strengthening of our capital base and revised the outlook for our rating accordingly. As of December 31, 2006, Allianz SE had the following ratings with the major rating agencies:

ALLIANZ SE RATINGS AS OF DECEMBER 31, 2006(1)

	Standard & Poor’s		Moody’s	A.M. Best
Insurer financial strength Outlook	AA- Positive	(2)	Aa3 Stable	A+ Stable
Counterparty credit Outlook	AA- Positive	(2)	Not rated	aa- Stable	(3)
Senior unsecured debt Outlook	AA-		Aa3 Stable	aa- Stable
Subordinated debt Outlook	A/A-	(4)	A2 Stable	a+/a Stable	(4)
Commercial paper (short term) Outlook	A-1+		P-1 Stable	Not rated

(1)	Includes ratings for securities issued by Allianz Finance B.V., Allianz Finance II B.V. and Allianz Finance Corporation.
(2)	Outlook revised from “Stable” to “Positive” on April 20, 2006.
(3)	Issuer credit rating.
(4)	Ratings vary on the basis of maturity period and terms.

Allianz Group Consolidated Cash Flows

Change in cash and cash equivalents for the years ended December 31, 2006, 2005 and 2004 in € mn

(1)	Includes effect of exchange rate changes on cash and cash equivalents of € (78) mn, € 72 mn and € (24) mn in 2006, 2005 and 2004, respectively.

Net cash flow provided by operating activities was €20.3 billion in 2006, down €27.0 billion from a year ago. This decline resulted primarily from higher volumes of collateralized refinancing activities at Dresdner Bank, previously discussed under “Balance Sheet Review—Banking Assets and Liabilities”.

Higher net cash flow used in investing activities, at €34.5 billion in 2006 compared to €22.9 billion in the prior year, was mainly attributable to an increased balance of loans and advances to banks and customers.

Net cash flow provided by financing activities rose by €24.1 billion to €15.6 billion in 2006. The primary contributing factor were net inflows from liabilities to banks and customers included within financing cash flow of €13.5 billion, compared to net outflows of €19.2 billion in 2005.

Overall, cash and cash equivalents increased by €1.4 billion in 2006 to €33.0 billion as of December 31, 2006.

The Allianz Group holds cash and cash equivalents in more than 30 different currencies, although such cash and cash equivalents are held primarily in Euros, U.S. Dollars and Swiss Francs. See Note 6 to our consolidated financial statements for additional information on the Allianz Group’s cash and cash equivalents.

Investment Portfolio Impairments, Depreciation and Unrealized Losses

For information concerning the valuation of available-for-sale securities and held-to-maturity securities, see “—Critical Accounting Policies and Estimates—Impairments of Investments.”

Impairment Charges and Depreciation

For the year ended December 31, 2006, realized gains, losses (net) totaled €6,151 million, of which €1,344 million related to realized losses. Of the total amount of realized losses in 2006, €1,137 million related to available-for-sale securities, €15 million related to investments in joint ventures, €57 million related to loans to banks and customers and €135 million to real estate held for investment. Impairments (net) totaled €775 million, of which €82 million were reversals of impairments. Of the total amount of impairments (net) €584 million related to available for sale securities, €7 million related to held to maturity investments, €12 million related to investments in associates and joint ventures and €172 million related to real estate held for investments. Of the available-for-sale impairments (net) we recorded in 2006, €479 million related to equity securities and €105 million to debt securities.

For the year ended December 31, 2005, realized gains, losses (net) totaled €4,978 million, of which €1,045 million related to realized losses. Of the total amount of realized losses in 2005, €898 million related to available-for-sale securities, €32 million related to investments in joint ventures, €93 million related to loans to banks and customers and €22 million to real estate held for investment. Impairments (net) totaled €540 million, of which €7 million were reversals of impairments. Of the total amount of impairments (net) €252 million related to available for sale securities, €(1) million related to held to maturity investments, €50 million related to investments in associates and joint ventures and €239 million related to real estate held for investments. Of the available-for-sale impairments (net) we recorded in 2005, €245 million related to equity securities and €7 million to debt securities.

Unrealized Losses

As of December 31, 2006, unrealized losses from available-for-sale securities totaled €2,114 million, of which €159 million were attributable to equity securities, €862 million to corporate bonds, €1,075 million to government bonds and €18 million to other securities.

As of December 31, 2005, unrealized losses from available-for-sale securities totaled €999 million, of which €188 million were attributable to equity securities, €267 million to corporate bonds, €542 million to government bonds and €2 million to other securities.

The following tables set forth further details regarding the duration and amount below amortized cost of the Allianz Group’s unrealized loss positions for equity securities and debt securities as of December 31, 2006 and 2005, respectively. The length of time criterion reflects the period of time over which a security had continually been in the actual percentage decline category it was in on December 31, 2006 and December 31, 2005,

respectively. We believe the following tables provide meaningful disclosure, as they capture the actual percentage decline category and related time period applicable at December 31, 2006 and December 31, 2005, respectively.

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

Equity Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2006

	0-6 months	6-9 months	>9 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	3,327	66	79	3,472
Amortized Cost	3,416	76	84	3,576
Unrealized Loss	(89)	(10)	(5)	(104)

20% to 50%
Market Value	135	—	—	135
Amortized Cost	190	—	—	190
Unrealized Loss	(55)	—	—	(55)

Greater than 50%
Market Value	—	—	—	—
Amortized Cost	—	—	—	—
Unrealized Loss	—	—	—	—

Total
Market Value	3,462	66	79	3,607
Amortized Cost	3,606	76	84	3,766
Unrealized Loss	(144)	(10)	(5)	(159)

Equity Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2005

	0-6 months	6-9 months	>9 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	3,499	24	86	3,609
Amortized Cost	3,650	26	89	3,765
Unrealized Loss	(151)	(2)	(3)	(156)

20% to 50%
Market Value	49	—	2	51
Amortized Cost	71	—	3	74
Unrealized Loss	(22)	—	(1)	(23)

Greater than 50%
Market Value	7	—	—	7
Amortized Cost	15	—	1	16
Unrealized Loss	(8)	—	(1)	(9)

Total
Market Value	3,555	24	88	3,667
Amortized Cost	3,736	26	93	3,855
Unrealized Loss	(181)	(2)	(5)	(188)

Debt Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2006

	0-6 months	6-12 months	>12 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	50,459	25,509	22,927	98,895
Amortized Cost	50,995	26,144	23,704	100,843
Unrealized Loss	(536)	(635)	(777)	(1,948)

20% to 50%
Market Value	—	—	24	24
Amortized Cost	—	—	31	31
Unrealized Loss	—	—	(7)	(7)

Greater than 50%
Market Value	—	—	—	—
Amortized Cost	—	—	—	—
Unrealized Loss	—	—	—	—

Total
Market Value	50,459	25,509	22,951	98,919
Amortized Cost	50,995	26,144	23,735	100,874
Unrealized Loss	(536)	(635)	(784)	(1,955)

Debt Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2005

	0-6 months	6-12 months	>12 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	40,838	4,566	4,404	49,808
Amortized Cost	41,425	4,659	4,530	50,614
Unrealized Loss	(587)	(93)	(126)	(806)

20% to 50%
Market Value	8	6	1	15
Amortized Cost	10	8	2	20
Unrealized Loss	(2)	(2)	(1)	(5)

Greater than 50%
Market Value	—	—	—	—
Amortized Cost	—	—	—	—
Unrealized Loss	—	—	—	—

Total
Market Value	40,846	4,572	4,405	49,823
Amortized Cost	41,435	4,667	4,532	50,634
Unrealized Loss	(589)	(95)	(127)	(811)

Reversals of Impairment

Pursuant to IAS 39 revised, we no longer record reversals of impairment in our consolidated income statement for available-for-sale equity securities.

For fixed income securities, if, in a subsequent period, the amount of the impairment previously recorded on a security decreases and the decrease can be objectively related to an event occurring after the impairment, such as an improvement in the debtor’s credit rating, the impairment is reversed through other income for investments in the Allianz Group’s consolidated income statement. Such reversals do not result in a carrying amount of a security that exceeds what would have been, had the impairment not been recorded, at the date of the impairment is reversed. For the years ended December 31, 2006, 2005 and 2004 we recorded reversals of impairments of €2 million (available-for-sale securities: €1 million; held-to-maturity securities: €1 million), €6 million (available-for-sale securities: €3 million; held-to-maturity securities: €3 million) and €12 million (available-for-sale securities: €12 million; held-to-maturity securities: €0 million), respectively.

Tabular Disclosure of Contractual Obligations

	Payments Due By Period at December 31, 2006(1)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	€ mn	€ mn	€ mn	€ mn	€ mn
Long-term debt obligations(2)	71,284	35,023	13,591	4,857	17,813
Interest on long-term debt obligations(3)	1,665	520	487	89	569
Operating lease obligations(4)	3,909	544	914	680	1,771
Purchase obligations(5)	1,125	724	146	56	199
Liabilities to banks and customers(6)	361,078	341,252	5,389	5,748	8,689
Reserves for insurance and investment contracts(7)	669,220	29,599	58,299	54,653	526,669
Reserves for loss and loss adjustment expenses(8)	58,664	18,439	15,619	7,760	16,846
Other long-term liabilities(9)	8,052	694	1,446	1,549	4,363

Total contractual obligations	1,174,997	426,795	95,891	75,392	576,919

(1)

The table sets forth the Allianz Group’s contractual obligations as of December 31, 2006. Contractual obligations do not include contingent liabilities or commitments and only transactions with parties outside the Allianz Group are considered.

(2)	For further information, see Notes 21 and 22 to our consolidated financial statements.
(3)

Amounts included in the table reflect estimates of interest on fixed rate long-term debt obligations to be made to lenders based upon the contractually fixed interest rates. Amounts excluded from the table represent interest on floating rate long-term debt obligations and interest on money market securities. The amount of floating rate interest is not reasonably fixed and determinable since the interest rate is not contractually fixed. The amount and timing of interest on money market securities is not reasonably fixed and determinable since these instruments have a daily maturity. For further information, see Notes 21 and 22 to our consolidated financial statements.

(4)	The amount of €3,909 million is gross of €82 million related to subleases, which represent cash inflow to the Allianz Group.
(5)	Purchase obligations only include transactions related to goods and services; purchase obligations for financial instruments are excluded.
(6)	Liabilities to banks and customers include €18,216 million and €68,677 million of payables on demand, respectively. For further information, see Note 15 to our consolidated financial statements.
(7)

Reserves for insurance and investment contracts include contracts where the timing and amount of payments are considered fixed and determinable and contracts which have no specified maturity dates and may or may not result in a payment to the contract holder depending on mortality and morbidity experience and the incidence of surrenders, lapses, or maturities. For contracts which do not have payments that are fixed and determinable, the Allianz Group has made assumptions to estimate the undiscounted cash flows of contractual policy benefits including mortality, morbidity, interest crediting rates, policyholder participation in profits, and future lapse rates. These assumptions represent current best estimates, and may differ from estimates utilized to establish the reserves for insurance and investment contracts as a result of applying the provisions of U.S. GAAP relating to the lock-in of assumptions on the issuance dates of the contracts. Due to the uncertainty of the assumptions used, the amount presented could be materially different from the actual incurred payments in future periods. Furthermore, these amounts do not include premiums and fees expected to be received, investment income earned, expenses incurred to parties other than the policyholder such as agents, or administrative expenses. In addition, these amounts are presented net of reinsurance expected to be received as a result of these cash flows. The amounts presented in this table are undiscounted and therefore exceed the reserves for insurance and investment contracts presented in the consolidated balance sheet. For further information on reserves for insurance and investment contracts, see Note 18 to our consolidated financial statements.

(8)

Comprise reserves for loss and loss adjustment expenses from our property-casualty insurance operations. The amounts presented in the above table are gross of reinsurance ceded. The corresponding amounts, net of reinsurance ceded, are €14,812 million, €12,739 million, €6,705 million and €15,075 million for the periods less than 1 year, 1-3 years, 3-5 years and more than 5 years, respectively. For further information on reserves for loss and loss adjustment expenses, see “Information on the Company—Property-Casualty Insurance Reserves” and Note 17 to our consolidated financial statements.

(9)	Comprise estimated future benefit payments. For further information, see Note 47 to our consolidated financial statements.

Recent and Expected Developments

First Quarter 2007 Results

Allianz announced its unaudited consolidated financial results for the three months ended March 31, 2007 on May 8, 2007 and furnished its “Interim Report First Quarter of 2007” to the SEC on Form 6-K on May 9, 2007. At €29.3 billion, total revenues declined by 1.1% compared to the three months ended March 31, 2006, due largely to the depreciation of the U.S. Dollar compared to the Euro primarily impacting the development in our Property-Casualty, Life/Health and Asset Management segments. Following the segments’ operating profit growth and the high level of realized capital gains, net income for the first quarter of 2007 rose 82.1% over the prior year period to €3.2 billion. For more information on our 2007 first quarter results, see our report furnished to the SEC on Form 6-K mentioned above, and for more information on certain recent events, see Note 52 to the consolidated financial statements.

Significant Expected Investments

On January 18, 2007, Allianz SE announced its intention to launch a tender offer to acquire the outstanding shares in Assurances Générales de France S.A. (or “AGF”, and together with its subsidiaries, the “AGF Group”) that it did not already own. The Board of Directors of AGF welcomed the proposed transaction.

The acceptance period started on March 23, 2007 after the draft tender offer had been approved by the French stock market authority Autorité des Marchés Financiers (AMF) and ended on April 20, 2007. The consideration for one AGF share provided in the offer was 0.25 of an Allianz SE share and €87.50 in cash, which was increased to €88.45 to reflect the dividend per Allianz SE share for 2006 multiplied by 0.25, as Allianz SE shares issued due to the tender offer did not carry the rights to dividends for 2006.

On April 27, 2007, the AMF announced that Allianz SE would hold, following the closing of the tender offer, (directly and through its subsidiary Allianz Holding France SAS) 178,030,698 shares of AGF, representing 92.18% of AGF share capital and voting rights. Taking into account the 6,199,392 treasury shares held by AGF, representing 3.21% of the share capital, following the tender offer minority shareholders hold 8,895,695 shares, representing 4.61% of the AGF share capital and voting rights. On May 9, 2007, Allianz SE and its subsidiary Allianz Holding France SAS, confirmed that they would launch a mandatory squeeze-out procedure on AGF’s shares still held by minority shareholders pursuant to the conditions set forth in the General Regulations of the AMF in order to achieve 100% ownership of AGF. Subject to review and prior authorization by the AMF, the squeeze-out will be implemented on the basis of a price of €125.00 in cash per AGF share. AGF’s minority shareholders will also receive the 2006 AGF dividend of €4.25 per share.

The aim of the full acquisition of AGF is to allow Allianz to simplify the implementation of Group-wide initiatives and to strengthen our position in one of our core home markets.

In addition, Allianz AZL Vermögensverwaltung GmbH & Co. KG, a subsidiary of Allianz Deutschland AG, Allianz SE’s wholly-owned German insurance holding company, launched a tender offer on February 28, 2007 to acquire the approximately 9% of outstanding shares of Allianz Lebensversicherungs-Aktiengesellschaft (or “Allianz Leben”) that Allianz did not already own. Allianz AZL Vermögensverwaltung GmbH & Co. KG offered €750.00 in cash per Allianz Leben share. The acceptance period ended on March 29, 2007. The results of the tender offer were published on April 2, 2007. Following the closing of the tender offer for the outstanding Allianz Leben shares, the Allianz Group increased its ownership interest by 1.55% from 91.03% to 92.58% of the share capital. Allianz Group’s interest therefore stays below the 95% level required for a squeeze-out of the remaining minority shareholders pursuant to the German Stock Corporation Act.

The cash consideration required for the two transactions of approximately €7 billion, including the contemplated squeeze-out on AGF’s shares still held by minority shareholders, is being funded internally by the Allianz Group. However, bridge loans from different financial institutions were also used. With the additional approximately €3 billion share consideration paid to AGF shareholders, the total acquisition cost for the additional AGF and Allianz Leben minority shareholdings, including the contemplated squeeze-out on AGF’s shares still held by minority shareholders, will amount to approximately €10 billion.

Economic Outlook—Little or no Business Cycle Burdens for Financial Service Providers

We expect that the dynamics of global economic development will slacken slightly in 2007. Both industrialized countries and emerging markets will grow more slowly than in 2006. Uncertainties still arise from the United States’ foreign trade imbalance. Since the danger of inflation is low, we are not counting on a more restrictive monetary policy; in fact, the key rate in the United States may rather be lowered. This means that the macroeconomic framework conditions are expected to have a rather positive impact on financial service providers’ business.

Our economists predict a global economy growth of approximately 3% in 2007, which is about half a percentage point less than last year. This is expected to provide breathing space after the strong growth in previous years. Development in emerging markets should be particularly dynamic again; we expect an increase of 5.75%. We estimate growth in industrialized countries at 2.25%, after nearly 3% in 2006.

Once again, Asia is the most powerful growth driver in the global economy; we expect growth of over 7% here, as compared to 8% in 2006. The highest growth rates are once more expected to be achieved by China (9.5%; 2006: 10.5%) and India (8%; 2006: 9%). Most other economies in Asia are expected to continue their growth trend of last year, with the exception of Singapore, where the 7.5% rate in 2006 could fall to 5% in 2007. For Japan, we expect economic growth to remain unchanged at 2% (2006: 2.1%).

We believe that the US economic situation in the United States will slow down to 2.5%, compared to 3.4% in 2006, due to the interest rate rises and the downturn in the real estate market last year. Growth in the European Union (EU) should also flatten to a similar level (2006: 2.8%). Among the larger EU states, France will match last year’s growth. The dynamism of the German economy will fall, and we forecast growth of 1.75% (2006: 2.7%). The dent in growth at the start of the year, linked to increased value added tax (VAT) rates, is expected to recede as the year progresses. Private consumption should suffer most due to the higher tax. However, the German economic situation is bolstered by the good position of German export firms, which are benefiting from continuing dynamic global trade.

Interest rate movements are expected to be limited in 2007, as inflationary pressure is declining and the economy is slowing down. This means that the prerequisites are met for central banks to increase interest rates slightly at most, in the United States even an interest rate reduction seems possible. The U.S. Dollar is expected to be quoted at rather a weak rate compared to the Euro. As earning prospects for companies are not quite as good as in 2006 and last year saw sharp price rises in stock markets, we are no longer as positive about equity markets as we were then.

Industry Outlook—Good Framework Conditions Overall for Financial Service Providers

The business prospects for financial service providers remain positive against this background.

An ageing society with a simultaneous reduction in the level of health care support by state pension systems will continue to be an important demand driver for private and corporate life and health insurance in the short term. As state pension systems in many countries have not been adapted to the demographic reality yet or only inadequately so, the future prospects for life and pension insurance remain highly positive. Health systems also have to be adapted to cater for ageing; in view of the high costs for the old, higher own contributions by patients are unavoidable. This irreversible trend opens up new, additional business opportunities for private health insurers.

The high provision required for longevity, health and care makes it necessary for the citizen to save more for retirement during his or her working life. Asset Management benefits as a result. This business sector is already well developed in the United States and Europe, not least because the post-war baby boom generation has been accumulating assets for retirement for quite some time. Asset saving is now also becoming a focus of attention in Asia, as demographic problems are similarly aggravating here and many emerging markets are experiencing rises in income that permit asset accumulation for old age.

Property-Casualty insurance is characterized by highly intensive competition. This has led to a situation where the battle for market share is being waged at the expense of margins in some countries or business sectors. The bullish economic trend, in particular in Asia with its growth dynamics, offer asset insurers interesting new business opportunities.

The Banking segment, whose activities are more sensitive to the business cycle than the insurance sector and which had a very good financial year in 2006, will have to cut back in 2007 against the background of slowing economic expansion. We do not expect any additional drivers from the lending sector, as demand from private households should shrink, especially for house-building.

ITEM 6. Directors, Senior Management and Employees

Corporate Governance

General

On October 13, 2006 the merger of Allianz AG with its subsidiary Riunione Adriatica di Sicurtà S.p.A. (defined above as RAS) became effective. Because of the merger, Allianz AG was ipso iure converted into Allianz SE, a stock corporation in the form of a European Company (Societas Europaea or SE) thereby preserving its legal identity. Allianz SE is subject to specific provisions regarding the SE (such as the Council Regulation (EC) 2157/2001 (“SE-Regulation”) and the German Act on the SE-Implementation (SE-Ausführungsgesetz, SEAG). However, to a large extent Allianz SE is still treated as a German stock corporation and therefore governed by the general provisions of German corporate law (in particular the German Stock Corporation Act—Aktiengesetz). Allianz SE maintained the dual board system applicable to German Stock Corporations. The corporate bodies of Allianz SE are the Board of Management (Vorstand), the Supervisory Board (Aufsichtsrat) and the General Meeting (Hauptversammlung). The Board of Management and the Supervisory Board are separate and no individual may serve simultaneously as a member of both boards.

The Board of Management is responsible for managing the day-to-day business of Allianz SE in accordance with the European SE-Regulation, the German Stock Corporation Act, the Statutes (Satzung) of Allianz SE as well as its internal rules of procedure (Geschäftsordnung). The Board of Management represents Allianz SE in its dealings with third parties. The Supervisory Board oversees the management. It is also responsible for appointing and removing the members of the Board of Management and representing Allianz SE in its transactions with members of the Board of Management. The Supervisory Board is not permitted to make management decisions, but the Supervisory Board or the Statutes must determine that certain types of transactions require the Supervisory Board’s prior consent. The chairman of the Board of Management has a casting vote and veto power against Board of Management resolutions.

In carrying out their duties, the members of the Board of Management and the Supervisory Board must exercise the standard of care of a diligent and prudent business person. In complying with this standard of care, the members of both boards must take into account a broad range of considerations in their decisions, including the interests of Allianz SE, its shareholders, employees and creditors. Additionally, the Board of Management is required to respect the rights of shareholders to equal treatment and equal information.

Members of either board who violate their duties may be personally liable for damages to Allianz SE. The company may only waive these damages or settle these claims if at least three years have passed from the date of their origination and if the General Meeting approves the waiver or settlement with a simple majority. No approval of a waiver or settlement by the General Meeting will be effective if opposing shareholders who hold, in the aggregate, one-tenth or more of the share capital of Allianz SE have their opposition formally noted in the minutes recorded by a German notary. As a general rule under German law, a shareholder has no direct recourse against the members of the Board of Management or the Supervisory Board in the event that they are believed to have breached a duty to Allianz SE.

The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Board of Management must regularly report to the Supervisory Board with regard to current business operations and future business planning (including financial, investment and personnel planning). The Supervisory Board is also entitled to request at any time special reports regarding the affairs of Allianz SE, the legal or business relations of Allianz SE to its subsidiaries and the affairs of any of its subsidiaries to the extent these may have a significant impact on Allianz SE.

The Board of Management is required to ensure that adequate risk management and internal monitoring systems exist within Allianz SE to detect risks relating to Allianz Group’s business activities at the earliest possible stage.

Upon the transformation into an SE, Allianz SE was required to establish an SE works council that represents the European Allianz employees. The Allianz SE works council consists of employee representatives from up to 26 European countries. The SE works council, in simple terms, is a company-wide representative body for the European Allianz employees with special responsibility for cross border matters within Europe. In particular, the SE works council has a right to be informed and heard with regard to all cross-border matters. In addition, it has the right to initiate cross-border measures in the areas of equal opportunity, worker safety and health protection, data protection, basic and further training. Details of the SE works council are contained in the Employee Involvement Agreement discussed below.

Applicable Corporate Governance Rules

Principal sources of enacted corporate governance standards for a European Company with its registered seat in Germany is the SE-Regulation, the German Act on the SE-Implementation (SE-Ausführungsgesetz, SEAG), the German Act on Employee Participation in a SE (SE-Beteiligungsgesetz, SEBG) and the German Stock Corporation Act. The German Co-determination Act, however, does not apply to Allianz SE. Instead, the participation of employees of Allianz on the Supervisory Board of Allianz SE is governed by the Employee Involvement Agreement of September 20, 2006, which was concluded between the Special Negotiating Body and the managements of Allianz SE and RAS within the employee involvement procedures initiated in connection with the formation of Allianz SE. The Employee Involvement Agreement to a large extent follows the statutory default provisions provided for in the German Act on Employee Participation in a SE (SE-Beteiligungsgesetz, SEBG).

In addition, the German Corporate Governance Code (Deutscher Corporate Governance Kodex, “Code”), originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002, presents essential statutory regulations for the corporate governance of German listed companies. The aim of the Code is to make the German corporate governance rules related to German listed stock corporations transparent for national and international investors. As an SE with registered office and listed in Germany, Allianz SE is subject to the Code.

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

Although the Code does not have the force of law, it has a legal basis through the declaration of compliance required by Section 161 of the German Stock Corporation Act, which entered into force in 2002 and requires that the Board of Management and the Supervisory Board of a listed company declare annually either

(i) that the company has complied, and does comply, with the recommendations set forth in the German Corporate Governance Code, or, alternatively,

(ii) which recommendations the company has not complied, or does not comply, with (so-called “comply or explain” system).

On December 18, 2006, the Board of Management and the Supervisory Board of Allianz SE issued the following compliance declaration:

“1. Allianz SE will comply with all recommendations made by the Government Commission on the German Corporate Governance Code (Code version as of 12 June 2006).

2. Since the last Declaration of Compliance as of 15 December 2005, which referred to the German Corporate Governance Code in its 2 June 2005 version, Allianz SE has complied with all recommendations made by the Government Commission on the German Corporate Governance Code then in force.”

The declaration is also available on Allianz Group’s website at www.allianz.com/corporate-governance. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)

Board of Management

The Board of Management (Vorstand) of Allianz SE currently consists of eleven members, and is multinationally staffed, in keeping with Allianz Group’s international orientation. It is responsible for the management of Allianz SE and the Group. The managerial tasks of the Board of Management are primarily to determine the strategic direction and to manage the Group, and the planning, establishment and monitoring of a risk management system. The chairman of the Board of Management coordinates its work; he has a casting vote and a veto right against resolutions of the Board of Management.

Under the Statutes of Allianz SE, the Supervisory Board determines the size of the Board of Management, although it must have at least two members. The Statutes furthermore provide that Allianz SE may be legally represented by two members of the Board of Management or by one member of the Board of Management together with one holder of a general commercial power of attorney (Prokura), which entitles its holder to carry out legal acts and transactions on behalf of Allianz SE. In addition, pursuant to a filing with the commercial register in Munich, Allianz SE may also be represented by two holders of a general commercial power of attorney (Prokura). The Supervisory Board represents Allianz SE in connection with transactions between a member of the Board of Management and Allianz SE. To the extent that a Supervisory Board committee is entitled to decide on a specific matter in lieu of the Supervisory Board, the right of representing Allianz SE vis-à-vis the Board of Management in that matter can be transferred to the relevant Supervisory Board committee.

The Supervisory Board appoints the members of the Board of Management. The initial term of the members of the Board of Management is generally between three and five years. Under the Statutes of Allianz SE the term of the members of the Board of Management is limited to a maximum of five years. Each member may be reappointed or have his term extended by the Supervisory Board for one or more terms of up to five years each. As a general rule the Supervisory Board limits the initial appointment or the reappointment of members of the Board of Management attaining the age of 60 to terms of one year. Members of the Board of Management must further resign from office at the end of the fiscal year in which they attain the age of 65. The Supervisory Board may remove a member of the Board of Management prior to the expiration of his term for good cause, for example in the case of a serious breach of duty or a bona fide vote of no confidence by the General Meeting. A member of the Board of Management may not deal with, or vote on, matters relating to proposals, arrangements or contractual agreements between himself and Allianz SE and may be liable to Allianz SE if he has a material interest in any contractual agreement between Allianz SE and a third party which was not disclosed to, and approved by, the Supervisory Board. The Board of Management has adopted its own internal rules of procedure.

The Board of Management regularly reports to the Supervisory Board on the business of Allianz SE. According to the German Stock Corporation Act, the Board of Management requires the consent of the Supervisory Board for certain transactions, primarily, certain share capital measures.

Further, the Statutes of Allianz SE contain a catalogue of transactions requiring consent of the

Supervisory Board, namely (i) acquisition of companies, participations and parts of enterprises (except financial investments) if in the individual case the present value, or in absence of a present value the book value, reaches or exceeds 10% of the share capital of the latest group financial statements; or (ii) disposal of participations (except financial investments) in a group company, if such group company thereby is no longer a group company and if in the individual case the present value, or in absence of a present value the book value, reaches or exceeds 10% of the share capital of the latest group financial statements; or (iii) conclusion of enterprise agreements (Unternehmensverträge); or (iv) opening of new business segments or closure of existing business segments, to the extent the measure is of essential importance to the group. The Supervisory Board of Allianz SE may determine further types of transactions to require its consent.

The current members of the Board of Management of Allianz SE were all members of the Board of Management of Allianz AG when Allianz SE was established. Their age as of December 31, 2006, their areas of responsibility, the year in which each member was first appointed as member of the Board of Management of Allianz AG, the year in which the term of each member expires, and their principal board memberships outside the Allianz Group, respectively, are listed below.

Name	Age	Area of Responsibility	Year First Appointed	Year Current Term Expires	Principal Outside Board Memberships
Michael Diekmann	52	Chairman of the Board of Management	1998	2011	Member of the Supervisory Boards of BASF AG, Linde AG (deputy chairman) and Deutsche Lufthansa AG
Dr. Paul Achleitner	50	Finance	2000	2009	Member of the Supervisory Boards of Bayer AG and RWE AG
Clement B. Booth	52	Insurance Anglo Broker Markets/Global Lines	2006	2010	None
Jan R. Carendi	61	Insurance NAFTA Markets	2003	2007	None
Enrico Cucchiani	56	Insurance Europe I	2006	2010	Member of the board of directors of ACEGAS-APS S.p.A. and Banca Antonveneta S.p.A.
Dr. Joachim Faber	56	Asset Management Worldwide	2000	2009	Member of the Supervisory Board of Bayerische Börse AG
Dr. Helmut Perlet	59	Controlling, Reporting, Risk	1997	2008	Member of the Supervisory Board of GEA Group AG
Dr. Gerhard Rupprecht	58	Insurance Germany	1991	2008	Member of the Supervisory Boards of Fresenius AG and Heidelberger Druckmaschinen AG
Jean-Philippe Thierry	58	Insurance Europe II	2006	2008	Member of the boards of directors of Société Financière et Foncière de participation and Pinault Printemps Redoute
Dr. Herbert Walter	53	Banking Worldwide	2003	2012	Member of the Supervisory Board of Deutsche Börse AG, E.ON Ruhrgas AG and the board of directors of Banco Popular Español S.A. and Banco Portugues de Investimento S.A.
Dr. Werner Zedelius	49	Insurance Growth Markets	2002	2009	None

The following is a summary of the business experience of the current members of the Board of Management:

Michael Diekmann: Joined the Allianz Group in 1988. From 1996 to 1998 he was chief executive officer of Allianz Insurance Management Asia-Pacific Pte. Ltd., Singapore. He became a deputy member in October 1998 and a full member of the Board of Management of Allianz AG in March 2000. He was appointed as chairman of the Board of Management in April 2003.

Dr. Paul Achleitner: Joined the Board of Management of Allianz AG in January 2000. He was previously chairman of Goldman, Sachs & Co. oHG, Frankfurt/Main, Germany and a partner of Goldman Sachs Group from 1994 to 1999.

Clement B. Booth: Joined the Board of Management of Allianz AG on January 1, 2006. From 1999 to 2003, he was a member of the Board of Management of Munich Re and from 2003 to 2005 he was chairman and CEO of Aon Re International, London.

Jan R. Carendi: Became a member of the Board of Management of Allianz AG in May 2003. He previously held a variety of positions at Skandia Insurance Company Ltd. and other companies of the Skandia Group, including chief executive officer of Skandia Insurance Company Ltd. and Skandia New Markets Inc. and chief executive officer of American Skandia Inc.

Enrico Cucchiani: Joined the Board of Management of Allianz AG on January 1, 2006. From 1996, he has held several leading management positions within Lloyd Adriatico S.p.A., Trieste. He became CEO in 1998 and since 2001, he is chairman of the board of directors of Lloyd Adriatico.

Dr. Joachim Faber: Joined the Allianz Group in 1997 after holding various positions at Citibank AG, Frankfurt/Main, Germany (1984-1992), including chairman of the Board of Management, and Citibank International PLC, London (1992-1997), including head of capital markets. He was a member of the Board of Management of Allianz Versicherung from 1997 to 1999 and became a member of the Board of Management of Allianz AG in January 2000.

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

The members of the Board of Management may be contacted at the business address of Allianz SE.

Supervisory Board

In accordance with the Statutes of Allianz SE, the Supervisory Board (Aufsichtsrat) of Allianz SE consists of twelve members, six of whom are shareholder representatives and six of whom are employee representatives.

According to applicable law and the Statutes of Allianz SE the members of the Supervisory Board are appointed by the General Meeting, however, as to the appointment of the employee representatives, the General Meeting is bound to the proposals of the employees. The employee representatives are no longer representatives of the German employees only, but also representatives of employees of Allianz Group in other European countries. Among the employee representatives, there may also be representatives of the trade unions represented in the Allianz Group in Europe. For the appointment of the members of the first Supervisory Board special rules applied: The shareholder representatives on the first Supervisory Board of Allianz SE were appointed by the Statutes of Allianz SE; the employee representatives were named in the Employee Involvement Agreement and appointed by court. The term of office of all members of the first Supervisory Board of Allianz SE will last until the end of the General Meeting which will decide on the discharge regarding the first fiscal year of Allianz SE, but in no case longer than for three years. Consequently, the entire Supervisory Board will be newly appointed by the first General Meeting of Allianz SE on May 2, 2007 whereby as to the appointment of the employee representatives the General Meeting is bound to the proposals of the employees. The term of office of the members of the Supervisory Board of Allianz SE (notwithstanding the term of office of the first members indicated above) runs until the end of the shareholders meeting resolving on the discharge of the forth fiscal year after the beginning of the term (whereby the year in which the term begins shall not be counted). The maximum term is six years. Supervisory board members may be reelected.

The employee representatives of the Supervisory Board of Allianz SE to be appointed in 2007 will comprise four employee representatives from Germany, one from France and one from the U.K. in accordance with the Employee Involvement Agreement. For all further Supervisory Boards of Allianz SE (2012 onwards), the country distribution of the employee representatives will depend on the country distribution of the employees of the Allianz Group within the EU and the European Economic Area. The appointment of the employee representatives of the Supervisory Board will follow the respective national legal provisions of the countries of origin of such representatives. In case no such provisions exist, the appointment will be made by the SE Works Council which was established pursuant to the Employee Involvement Agreement.

The General Meeting may remove any Supervisory Board member it has elected without having been bound by a proposal for the election by a simple majority of the votes cast. As regards the removal of members of the Supervisory Board that have been elected in accordance with a proposal by the employees, the Employee Involvement Agreement provides for the application of the respective statutory framework for the removal enacted in the respective member states. In the event no such provisions exist, Section 37 of the German Act on Employee Participation in a SE (SE-Beteiligungsgesetz, SEBG) shall apply accordingly. Under such provision, the employee representatives from Germany may be removed by the General Meeting upon a respective request by (i) the works councils (Arbeitnehmervertretungen) that have formed the electoral college (Wahlgremium), i.e., in the present case, Allianz SE’s Group Works Council (Konzernbetriebsrat), with a 75% majority of the votes cast, and (ii), with respect to the Supervisory Board members proposed by a trade union, only such trade union. The General Meeting is bound by such request. In addition, any member of the Supervisory Board may resign by written notice to the Board of Management.

The Supervisory Board of Allianz SE has elected a chairman, who has to be a shareholder representative, and two deputy chairmen. The Supervisory Board of Allianz SE has a quorum if, upon proper invitation, at least six members including the chairman, or at least nine members participate in the vote.

Except where a different majority is required by law or the Statutes of Allianz SE, the Supervisory Board acts by simple majority of the votes cast. In the case of any deadlock, the chairman (as well a deputy acting as chairman, unless such deputy is an employee representative) has a casting vote. The Supervisory Board meets at least twice each half-year. Its main functions are:

•	to monitor the management of Allianz SE;

•	to appoint the members of the Board of Management; and

•

to approve matters in areas where such approval is required by German law or by the Statutes or which the Supervisory Board has made generally or in the individual case subject to its approval. See “—Board of Management”.

In addition, Supervisory Boards of German insurance companies are tasked with the appointment of the external auditor.

The Supervisory Board has established a Standing Committee, an Audit Committee, a Personnel Committee and a Risk Committee. The establishment of a Mediation Committee is not required because the German Employee Co-determination Act does not apply to an SE.

Standing Committee. The Standing Committee, which comprises the chairman of the Supervisory Board, and four additional members elected by the Supervisory Board (two members upon proposal of the shareholders representatives and two upon proposal of the employee representatives), may approve or disapprove certain transactions of Allianz SE to the extent that such transactions do not fall under the competency of any other committee or are required to be decided by plenary meeting of the Supervisory Board. The Standing Committee examines the corporate governance of Allianz SE, drafts the declaration of compliance and examines the efficiency of the work of the Supervisory Board. In addition, it determines changes in form to the Statutes. The Standing Committee held five meetings in 2006 (four of which still as Standing Committee of Allianz AG). The members of the Standing Committee are Dr. Henning Schulte-Noelle as chairman, Dr. Gerhard Cromme, Dr. Franz B. Humer, Claudia Eggert-Lehmann and Rolf Zimmermann.

Audit Committee. The Audit Committee comprises five members elected by the Supervisory Board (three members upon proposal of the shareholders representatives and two upon proposal of the employee representatives). The Audit Committee prepares the decisions of the Supervisory Board about the Allianz Group’s annual financial statements, the consolidated financial statements and the appointment of the auditors and ascertains the independence of the auditors. Furthermore, the Audit Committee assigns the mandate to the auditors, sets priorities for the audit and determines the compensation of the auditors. In addition, it examines the quarterly reports. After the end of the fiscal year, the Audit Committee examines the Allianz Group’s annual financial statements and the consolidated financial statements, examines the risk monitoring system and discusses the auditor’s report with the auditors. The Audit Committee held five meetings in 2006 (four of which still as Audit Committee of Allianz AG). The members of the Audit Committee are Dr. Gerhard Cromme as chairman, Dr. Wulf H. Bernotat, Igor Landau, Jean-Jaques Cette and Jörg Reinbrecht.

Personnel Committee. The Personnel Committee consists of the chairman of the Supervisory Board and two other members elected by the Supervisory Board (one member upon proposal of the shareholders representatives and one upon proposal of the employee representatives). It prepares the appointment of members of the Board of Management. In addition, it attends to on-going personnel matters of the members of the Board of Management including their membership on boards of other companies, the payments they receive and the structure of group equity incentives. See “—Stock-based Compensation Plans—Group Equity Incentive (GEI) Plans.” The Personnel Committee held two meetings in 2006 (one of which still as Audit Committee of Allianz AG) still as Personnel Committee of Allianz AG). The members of the Personnel Committee are Dr. Henning Schulte-Noelle as chairman, Claudia Eggert-Lehmann and Dr. Gerhard Cromme.

Risk Committee. The Risk Committee consists of five members, elected by the Supervisory Board (three members upon proposal of the shareholders representatives and two upon proposal of the employee representatives). The Risk Committee was established in December 2006 by the newly constituted Supervisory Board of Allianz SE. The Risk Committee monitors the installation and maintenance of the risk management and risk surveillance system as well as its organizational structure and ongoing development. The Risk Committee monitors whether the risk strategy is aligned with general business strategy, keeping itself informed about the general risk situation and special risk developments. The Committee also conducts a preliminary examination of special risk-related statements as part of the audit of annual financial statements and management reports, informing the Audit Committee about its findings. Only established in December, the Risk Committee did not hold any meetings in 2006. The members of the Risk Committee are Dr. Henning Schulte-Noelle as chairman, Dr. Wulf H. Bernotat, Prof. Dr. Renate Köcher, Godfrey Robert Hayward and Margit Schoffer.

The current members of the first Supervisory Board of Allianz SE, their age as of December 31, 2006, their principal occupations, the year in which each member first served on the Supervisory Board of Allianz AG or Allianz SE, the year in which the current term of each member expires and their principal board memberships outside the Allianz Group, respectively, are as follows:

Name	Age	Principal Occupation	Year First Appointed		Principal Outside Board Memberships
Dr. Henning Schulte-Noelle, Chairman(1)	64	Former chairman of the Board of Management of Allianz SE	2003		Member of the Supervisory Boards of E.ON AG, Siemens AG and ThyssenKrupp AG

Dr. Wulf H. Bernotat(1)	58	Chairman of the Board of Management of E.ON AG	2003		Member of the Supervisory Boards of Metro AG, RAG AG (chairman) and Bertelsmann AG

Jean-Jacques Cette(2)	50	Member of the AGF board of directors	2006	(SE)	None

Dr. Gerhard Cromme(1)	63	Chairman of the Supervisory Board of ThyssenKrupp AG	2001		Member of the Supervisory Boards of ThyssenKrupp AG (chairman), Axel Springer AG, Siemens AG, Deutsche Lufthansa AG, E.ON AG, and member of Board of Directors of Suez S.A., BNP Paribas and Compagnie de Saint-Gobain S.A.

Claudia Eggert-Lehmann(2)	39	Employee, Dresdner Bank AG	2003		None

Godfrey Robert Hayward(2)	46	Employee, Allianz Cornhill, UK	2006	(SE)	None

Dr. Franz B. Humer(1)	60	Chairman of the board of directors and Chief Executive Officer of F. Hoffmann-La Roche AG	2005		Member of the Supervisory Board of F. Hoffmann-La Roche AG (Chairman) and member of the board of directors of DIAGEO plc.

Prof. Dr. Renate Köcher(1)	54	Chairperson Institut für Demoskopie, Allensbach	2003		Member of the Supervisory Boards of MAN AG, Infineon Technologies AG and BASF AG

Igor Landau(1)	62	Member of the board of directors of Sanofi-Aventis S.A.	2005		Member of the Supervisory Boards of adidas AG and member of the boards of directors of HSBC France and Sanofi-Aventis S.A.

Jörg Reinbrecht(2)	49	Trade Union Secretary, ver.di, Germany	2006	(SE)	Member of the Supervisory Board of SEB AG

Margit Schoffer(2)	50	Employee, Dresdner Bank AG	2003		None

Rolf Zimmermann(2)	53	Employee, Allianz Versicherungs-AG	2006	(SE)	None

(1)	Shareholder Representative
(2)	Employee Representative

The members of the Supervisory Board may be contacted at the business address of Allianz SE.

Compensation of Directors and Officers

Remuneration of the Board of Management

The remuneration of the Board of Management consists of different components and is aimed at supporting a sustained value-oriented management. Therefore, a distinction should be made between fixed salary, performance-based remuneration and equity-based remuneration as a long-term incentive. The amount of total remuneration of individual board members is dependent upon the delegated role and accountability, individual performance, achievement of the financial goals of the Allianz Group and of respective business unit, as well as the evolution of the Allianz SE share price. The remuneration of the Board of Management is set by the Personnel Committee within the Supervisory Board while considering market and competition. Moreover, the structure of remuneration is regularly reviewed and discussed at the Supervisory Board.

In detail, the remuneration of the Board of Management comprises the following components:

Fixed salary

The fixed amount is paid as a monthly basic salary unrelated to performance. It is reviewed at the latest every three years. The amount is firstly influenced by the delegated role and accountability and, secondly, by external market conditions.

Performance-based remuneration

This component consists of an annual and a mid-term three-year bonus that are both dependent on performance and success, and limited in their amounts.

Equity-based Remuneration

This element consists of virtual options (“Stock Appreciation Rights”, SAR) and virtual stocks (“Restricted Stock Units”, RSU). It is identical to the Allianz Equity Incentive Program which around 700 top managers and approximately 100 top performing future leaders participate in worldwide. Its value is aligned to the evolution of the Allianz SE share price. More detailed information on equity-based remuneration components can be found in Note 48 our consolidated financial statements and on the internet at www.allianz.com/corporate-governance.

The amount of equity-based remuneration shown represents solely a mathematically calculated reference value. If and when the equity-based remuneration component actually leads to payout depends on the future evolution of the share price and the strike price on the exercise date. The exercise of SARs is possible, at the earliest, two years after their grant. RSUs will be exercised by the company after five years. In relation to the exercise of SARs, the Board of Management has voluntarily committed to always hold the rights until the end of the plan as long as the share price has not already reached the defined maximum relevant to the exercise of the specific SARs. The exercises, the number of rights issued and the evolution of the value of equity-based remuneration are shown in the consolidated income statement.

Performance-based remuneration and equity-based remuneration together form a three-tier incentive system as presented in the following overview:

Annual bonus (short-term)	Three-year bonus (mid-term)	Equity-based remuneration (long-term)

Target category	Target category	Target category
Allianz Group financial goals	EVA-objective during issue period	Sustained increase in share price
Business division financial goals	Allianz Group
Business Division
Individual objectives	Strategic or “+One” objectives

Miscellaneous

The members of the Board of Management also receive perquisites. These are essentially contributions to accident and liability insurances as well as the provision of a company car; they are taxed individually as a remuneration component for each individual board member. In total, the value of perquisites amounted to €0.3 million in 2006.

The following table sets forth the total remuneration each individual member of the Board of Management of Allianz SE received in 2006.

	Fixed remuneration			Perquisites	Total non-performance- related remuneration			Annual bonus(1)			Reserves 3-year bonus(2)
Board of Management	2006	Change from previous year		2006	2006	Change from previous year		2006	Change from previous year		2006	Change from previous year
	€ thou	%		€ thou	€ thou	%		€ thou	%		€ thou	%
Michael Diekmann (Chairman)	1,050	17		40	1,090	16		2,224	49		458	(15)
Dr. Paul Achleitner	700	—		25	725	1		1,575	48		308	(14)
Clement B. Booth	700	—	(3)	44	744	—	(3)	1,476	—	(3)	345	— (3)
Jan R. Carendi	700	17		15	715	16		1,308	51		285	(5)
Enrico Cucchiani	700	—	(3)	13	713	—	(3)	1,488	—	(3)	358	— (3)
Dr. Joachim Faber	700	17		16	716	16		1,399	53		296	(10)
Dr. Helmut Perlet	700	17		31	731	16		1,508	64		315	(12)
Dr. Gerhard Rupprecht	700	17		15	715	16		1,500	65		330	(8)
Jean-Philippe Thierry	700	—	(3)	21	721	—	(3)	1,437	—	(3)	353	— (3)
Dr. Herbert Walter	700	—		33	733	1		1,363	30		363	17
Dr. Werner Zedelius	700	17		14	714	16		1,570	61		294	9

Total	8,050	—	(3)	267	8,317	—	(3)	16,848	—	(3)	3,705	— (3)

(1)	Paid in 2007 for fiscal year 2006.
(2)	Proportional amount accrued for fiscal year 2006.
(3)	Not applicable.

The following table sets forth the equity-based remuneration each individual member of the Board of Management received in 2006.

Board of Management	Number of SARs(1) granted 2006	Number of RSUs(2) granted 2006	Mathematical value of SARs at the date of grant 2006	Mathematical value of RSU at the date of grant 2006	Total 2006	Change from previous year
			€ thou	€ thou	€ thou	%
Michael Diekmann (Chairman)	15,228	7,752	571	957	1,528	(27)
Dr. Paul Achleitner	10,476	5,332	393	658	1,051	(34)
Clement B. Booth	9,379	4,774	352	589	941	—
Jan R. Carendi	9,380	4,775	352	589	941	(34)
Enrico Cucchiani	7,139	5,634	268	696	963	(23)
Dr. Joachim Faber	9,673	4,924	363	608	971	(31)
Dr. Helmut Perlet	9,697	4,936	364	609	973	(30)
Dr. Gerhard Rupprecht	9,638	4,906	361	606	967	(29)
Jean-Philippe Thierry	9,321	4,745	350	586	935	73)
Dr. Herbert Walter	10,476	13,398	393	1,654	2,047	(34)
Dr. Werner Zedelius	10,027	5,104	376	630	1,006	(15)

(1)

SARs can be exercised any time from May 17, 2008 to May 16, 2013, at the latest after the expiration of a blocking period, under the condition that the price of the Allianz SE share is at least €158.89 and that it at least once during the plan period exceeded the Dow Jones Europe STOXX Price Index (600) during a period of five consecutive trading days. Moreover, the Board of Management has voluntarily committed to hold options in principle until the end of plan as long as the share price has not already reached the defined maximum relevant for the exercise of the specific SARs. For further information on the SARs please refer to Note 48 of our consolidated financial statements.

(2)

The RSUs are exercised on the first day after the expiration of a five-year blocking period, i.e. May 17, 2011, at the price of Allianz SE share at that date. For further information on the RSUs please see Note 48 of the consolidated financial statements.

The total remuneration of the Board of Management for fiscal year 2006 amounted to €41.2 million (2005: €37.1 million).

Remuneration for Allianz Group Mandates and for Mandates from outside the Allianz Group

If a member of the Board of Management accepts mandates in other companies and receives compensation for it, the amount is fully transferred to Allianz SE in the case of Allianz owned companies. In case of remuneration received from mandates in companies outside the Allianz Group, 50% of it is normally transferred to Allianz SE. In 2006, the remuneration that the members of the Board of Management were entitled to keep after payment to Allianz SE amounted to €397,225. The remuneration from mandates in companies outside the Allianz Group is shown in the Annual Reports of the companies concerned.

Pensions and similar Benefits

The pension agreements for members of the Board of Management up to 2004 stipulated retirement benefits of a fixed amount that was not linked to the development of fixed or variable remuneration components. These pension agreements were examined and revised at irregular intervals. Effective 2005, Allianz SE changed to a contribution-oriented system. The rights from the respective pension promises existing at that point in time were frozen. As a result of the change, since 2005, annual contributions have been made by the company instead of the former increase amendments. 2.75% per year is guaranteed as the minimum interest rate applicable to these contributions. In case of an insured event, the accumulated capital is converted to equal annuity payments which are then paid out for the rest of the member’s life. If the net return on investment exceeds the actuarial interest rate, a corresponding profit share will be credited in the following year. The amount of the contribution payment will be revised yearly. The contribution payments are guaranteed only as required for further regular financing of accrued pension rights resulting from defined benefits promises existing on December 31, 2004. The increase in reserves for pensions (service cost) includes the required expenditures for further financing of accrued pension rights as well as the contribution payments for the new contribution-oriented system.

When a mandate of the Board of Management ends, an old age pension may become payable at the earliest upon completion of the 60th year of age, except for cases of professional or general disability for medical reasons, or survivors´ pensions in the case of death. If the mandate is terminated for other reasons before the retirement age has been reached, a non-forfeitable pension promise is maintained. This does not include, however, a right to pension payments beginning immediately.

The Allianz Group has paid €3.6 million (2005: €2.0 million) to increase pension reserves and reserves for similar benefits for active members of the Board of Management. On December 31, 2006, pension reserves and reserves for similar benefits to members of the Board of Management who were active at that date, amounted to €23.1 million.

The following table sets forth the current service cost and contributions arising with the current pension plans according to IAS 19, excluding the current service cost for the old pension plan redeemed as of December 31, 2004, for each individual member of the Board of Management of Allianz SE in 2006.

Board of Management	€ thou
Michael Diekmann (Chairman)	365
Dr. Paul Achleitner	187
Clement B. Booth	258
Jan R. Carendi	—
Enrico Cucchiani	255
Dr. Joachim Faber	253
Dr. Helmut Perlet	239
Dr. Gerhard Rupprecht	226
Jean-Philippe Thierry	34
Dr. Herbert Walter	195
Dr. Werner Zedelius	238

The additional current service cost in 2006 according to IAS 19 for the frozen old pension plan amounted to, in € thousand, for Mr. Diekmann 166, for Dr. Achleitner 257, for Dr. Faber 134, for Dr. Perlet 138, for Dr. Rupprecht 174, for Dr. Walter 383 and for Dr. Zedelius 89.

Termination of service

Former members of the Board of Management who leave the Board after at least a five-year term of membership are entitled to a transition payment for a period of six months. This consists of monthly fixed payments to the amount of the last paid fixed salary and the proportionate annual bonus on the basis of 100% target achievement.

If service is terminated as a result of a so-called “change of control”, the following separate regulation additionally applies:

A change of control requires that a stockholder of Allianz SE acting alone or together with other stockholders holds more than 50% of voting rights in Allianz SE. If the appointment of a member of the Board of Management is unilaterally revoked by the Supervisory Board as a result of such a change of control within a period of twelve months after the change of control, membership terminates by resignation jointly or from the side of the concerned member of the Board of Management, because his or her responsibilities as manager are substantially decreased and, without the concerned Board member culpably giving cause for termination, he receives the contracted benefits for the rest of the duration of his or her employment contract paid in the form of a lump-sum payment. The amount depends on the following determining factors: the fixed remuneration at the change of control, the annual and current 3-year bonus, in each case discounted according to market conditions at the time of payment. A target achievement of 100% is the basis for the annual or three-year bonus. If the remaining duration of the service contract is not at least three years at the time of the change of control, the lump-sum payment increases in regard to fixed remuneration and annual bonus to correspond to a term of three years. If the concerned member of the Board of Management completes his or her 60th year of age before three years have elapsed, the lump-sum payment decreases correspondingly. In view of stock-based remuneration the concerned member of the Board of Management is treated as a pensioner according to the respective conditions of the pension plan. These regulations are effective correspondingly if the Board of Management mandate is not extended within two years after a change of control.

For other cases of an early termination of appointment to the Board of Management, the service contracts do not contain any particular regulations.

Benefits to retired members of the Board of Management

In 2006, remuneration and other benefits of €4.3 million (2005: €4.3 million) were paid to retired members of the Board of Management and their surviving dependents. Additionally, a reserve for current pensions and accrued pension rights totaled in €47.0 million (2005: €38.9 million).

Remuneration of the Supervisory Board

Remuneration system

The remuneration of the Supervisory Board is based on the size of the company, the functions and responsibilities of the members of the Supervisory Board and the financial situation of the company. It is determined by the Annual General Meeting. Remuneration for the Supervisory Board of Allianz AG was regulated in Section 9 of the Statutes of Allianz AG. In connection with the conversion of Allianz AG into Allianz SE, effective October 13, 2006, the regulations for remuneration of the Supervisory Board were transferred unchanged into Section 11 of the Statutes of Allianz SE.

Three components make up the Supervisory Board’s remuneration: a fixed sum of €50,000 and two performance-based components. One of the performance-based components has a short-term orientation and depends on the increase of consolidated earnings-per-share in the previous fiscal year; the other is long-term and focuses on the cumulative trend in this indicator over the past three years.

The maximum sum for each of the two variable remuneration components is limited to €24,000. This means that with the fixed sum of €50,000 the maximum total compensation for an ordinary Supervisory Board member amounts to €98,000. This maximum amount is achieved when the previous year’s earnings-per-share have risen by 16% and when this indicator has further improved by a total of 40% or more over the last three years. If there has been no improvement in corporate earnings-per-share during the relevant period (i.e. the past fiscal year or the past three years), no performance-based remuneration will be awarded.

The Chairman and Deputy Chairpersons of the Supervisory Board as well as the Chairman and members of its committees receive additional remuneration as follows: The Chairman of the Supervisory Board receives double, and his deputies one-and-a-half times the remuneration of an ordinary member of the Supervisory Board. Members of the Personnel Committee, Standing Committee and Risk Committee receive an additional 25%, and the Chairmen of each of these committees 50%. Members of the Audit Committee are entitled to a fixed sum of €30,000 per year, the Committee Chairman receives €45,000.

There is also a cap on the total remuneration of each member of the Supervisory Board. It is reached when the Chairman of the Supervisory Board has been awarded triple and the other members of the Supervisory Board double the remuneration of an ordinary member of the Supervisory Board.

The members of the Supervisory Board receive a €500 attendance fee for each Supervisory Board or committee meeting that they personally attend. This sum remains unchanged if several meetings occur on one day or when various meetings are held on consecutive days. The total expenditure for attendance fees in 2006 amounted to €55,500.

Remuneration of the Supervisory Board of Allianz AG

On October 13, 2006, when the conversion of Allianz AG into Allianz SE became effective, the mandates of the present Supervisory Board members of Allianz AG were terminated. Therefore, they received a time-apportioned 10/12 of the above-described remuneration for their activity in 2006 according to clause 9 paragraph 4 of the Articles of Association of Allianz AG. The fixed sum for fiscal year 2006 was thus 10/12 of €50,000, i.e. €41,667. In 2006, both performance-based remuneration components reached €24,000 because the consolidated earnings per share improved by more than 16% in 2006 and more than 40% during the period from 2003 to 2006. Because of the time-apportioned calculation both performance-based remuneration components total 10/12 of €24,000, i.e. €20,000. Additional remuneration for the Chairman and Deputy Chairman of the Supervisory Board as well as the Chairman and the members of committees is determined based on these amounts.

Each individual member of the Supervisory Board of Allianz AG (up to October 13, 2006) received the following remuneration.

Name	Fixed remuneration	Performance-based remuneration		Committee remuneration (may be capped)	Total remuneration
		short-term	long-term
	€	€	€	€	€
Dr. Henning Schulte-Noelle (Chairman)	83,334	40,000	40,000	81,666	245,000
Norbert Blix (Deputy Chairman)	62,500	30,000	30,000	40,834	163,334
Dr. Wulf H. Bernotat	41,667	20,000	20,000	—	81,667
Dr. Diethart Breipohl	41,667	20,000	20,000	—	81,667
Dr. Gerhard Cromme	41,667	20,000	20,000	65,834	147,501
Claudia Eggert-Lehmann	41,667	20,000	20,000	25,000	106,667
Hinrich Feddersen	41,667	20,000	20,000	—	81,667
Franz Fehrenbach	41,667	20,000	20,000	—	81,667
Peter Haimerl	41,667	20,000	20,000	20,417	102,084
Prof. Dr. Rudolf Hickel	41,667	20,000	20,000	25,000	106,667
Dr. Franz B. Humer	41,667	20,000	20,000	—	81,667
Prof. Dr. Renate Köcher	41,667	20,000	20,000	—	81,667
Igor Landau	41,667	20,000	20,000	—	81,667
Dr. Max Link	41,667	20,000	20,000	—	81,667
Iris Mischlau-Meyrahn	41,667	20,000	20,000	—	81,667
Karl Neumeier	41,667	20,000	20,000	—	81,667
Sultan Salam	41,667	20,000	20,000	—	81,667
Dr. Manfred Schneider	41,667	20,000	20,000	57,917	139,584
Margit Schoffer	41,667	20,000	20,000	—	81,667
Prof. Dr. Dennis J. Snower	41,667	20,000	20,000	—	81,667

Total	895,840	430,000	430,000	316,668	2,072,508

Remuneration of the Supervisory Board of Allianz SE

The newly constituted first Supervisory Board of Allianz SE was established with the completion of the conversion of Allianz AG into Allianz SE, effective October 13, 2006. Employee representatives were legally appointed on October 27, 2006. The remuneration for the appointment period of members of the first Supervisory Board until the regular Annual General Meeting on May 2, 2007 can be determined only by the Annual General Meeting according to Section 113 para. 2 of the German Stock Corporation Act (Aktiengesetz). The Board of Management and the Supervisory Board will propose to the Annual General Meeting to grant remuneration corresponding to the regulation in Section 11 of the Statutes of Allianz SE. In order to avoid a double payment, remuneration for October 2006 is guaranteed only for the Supervisory Board functions assumed for the first time in that month. On that basis, the members of the Supervisory Board would receive the following remuneration:

Name	Fixed remuneration	Performance-based remuneration		Committee remuneration (may be capped)	Total remuneration
		short-term	long-term
	€	€	€	€	€
Dr. Henning Schulte-Noelle (Chairman)	16,667	8,000	8,000	16,333	49,000
Dr. Gerhard Cromme (Deputy Chairman)	14,584	7,000	7,000	16,918	45,502
Claudia Eggert-Lehmann (Deputy Chairman)	10,417	5,000	5,000	4,084	24,501
Dr. Wulf H. Bernotat	8,334	4,000	4,000	15,667	32,001
Jean-Jacques Cette	12,500	6,000	6,000	2,500	27,000
Godfrey Robert Hayward	12,500	6,000	6,000	2,042	26,542
Dr. Franz B. Humer	8,334	4,000	4,000	12,250	28,584
Prof. Dr. Renate Köcher	8,334	4,000	4,000	9,542	25,876
Igor Landau	8,334	4,000	4,000	7,500	23,834
Jörg Reinbrecht	12,500	6,000	6,000	2,500	27,000
Margit Schoffer	8,334	4,000	4,000	2,042	18,376
Rolf Zimmermann	12,500	6,000	6,000	2,042	26,542

Total	133,338	64,000	64,000	93,420	354,758

Remuneration for Mandates in Other Allianz Group Subsidiaries

In connection with the assumption of Supervisory Board or similar mandates in other companies of the Allianz Group, Dr. Diethart Breipohl received €57,829, Claudia Eggert-Lehmann €45,000, Peter Haimerl €67,500, Igor Landau €45,000, Sultan Salam €45,000 and Margit Schoffer €45,000.

Agent Commissions

One member of the Supervisory Board receives small-scale commission payments for peripheral agent activities.

Loans to Members of the Board of Management and Supervisory Board

Loans granted by the Dresdner Bank and other Allianz Group companies to members of the Board of Management and Supervisory Board totalled €61,285 on the date of balance. Loans are provided at standard market conditions or at those conditions also valid for employees. The repaid amounts of these loans amounted to €12,168 in 2006. Moreover, overdraft facilities were granted to members of the Board of Management and Supervisory Board as part of existing account relationships, likewise corresponding to conditions according to market standard or those valid for employees.

The loans and overdrafts mentioned above (1) were made in the ordinary course of business, (2) were granted on conditions that are comparable to those of loans and overdrafts granted to people in peer groups and (3) did not involve more than the normal risk of collectibility or present other unfavourable features. For members of the Board of Management, this means that the conditions have been set according to the prevailing conditions for Allianz employees.

Board Practices

Allianz SE has entered into service contracts with members of the board of management providing for a limited benefit upon termination of service prior to the stated expiration date of a management board member’s contract. In such circumstances, the management board member would receive monthly fixed payments for a further six months as well as pro rata bonus payments if the conditions for the bonus payments are fulfilled. If regular pension benefits were to become due during this time period, they would be credited against these payments. Allianz SE has not entered into such contracts with supervisory board members.

Share Ownership

As of May 22, 2007, the members of the board of management and the supervisory board held less than 1% of our ordinary shares issued and outstanding. As of such date, based on our share register, the members of the board of management and the supervisory board held in the aggregate approximately 3,000 ordinary shares of Allianz SE.

Employees

As of December 31, 2006, the Allianz Group employed a total of 166,505 people worldwide, of whom 76,154 or 45.7%, were employed in Germany. A large number of our German employees are covered by collective bargaining agreements or similar arrangements. In the past three years, there have been no work stoppages or strikes at our various sites that have arisen from collective bargaining disputes or for other reasons which had a material adverse effect on the Allianz Group’s results of operations. We believe that our employee relations are good.

The following table shows the number of employees of the Allianz Group by region as of December 31, 2006, 2005 and 2004.

	As of December 31,
	2006	2005	2004
Germany	76,154	72,195	75,667
France	17,096	17,246	17,129
United States	10,691	10,840	10,313
United Kingdom	9,945	27,661	23,817
Italy	7,661	7,706	7,715
Australia	3,474	3,673	3,283
Austria	3,106	3,024	3,006
Hungary	3,159	2,839	2,941
Switzerland	2,874	2,823	2,930
Spain	3,139	2,762	2,664
Slovakia	2,564	2,645	2,858
Brazil	2,334	2,345	2,259
Romania	2,061	1,749	1,598
South Korea	1,749	1,711	1,785
Other	20,498	18,406	18,536

Total	166,505	177,625	176,501

Stock-based Compensation Plans

Group Equity Incentive (GEI) Plans

Group Equity Incentives support the orientation of senior management, and in particular the Board of Management, toward the long-term increase of the value of the company. In 1999, Allianz introduced Stock Appreciation Rights (SAR) through which part of the total remuneration is directly tied to the development of the Allianz share price. In 2003, Restricted Stock Units (RSU) with a 5-year vesting period were issued for the first time. Allianz senior management worldwide is entitled to participate in these Group Equity Incentives.

Awards were granted by the respective companies in accordance with uniform group-wide conditions. The grant price for SAR and RSU applicable for the award is calculated on the basis of the average daily closing price of the Allianz share in Xetra trading on the 10 trading days following the Annual General Meeting of Allianz SE. The grant price for the GEI plan 2006 is €132.41.

The number of SAR and RSU offered is set individually for each participant and is determined on the basis of the grant price, the economic development of the value of Allianz SE and the respective responsible company and individual elements such as fixed remuneration and performance. The volume of rights granted and thus the potential gain for the participant depends essentially on the economic performance.

For additional information on the Group Equity Incentive Plans see Note 48 to our consolidated financial statements.

Employee Stock Purchase Plans

Allianz SE offers its shares to qualified employees in Germany and abroad at favorable conditions within pre-defined timeframes. To be eligible, employees must have been employed for a minimum period of time prior to the share offering and no notice of termination of employment must have been served. Employees are also subject to certain restrictions on the amount that may be invested to purchase Allianz shares. Allianz SE and each participating Allianz Group subsidiary establishes a restricted period of at least one and maximum five years during which employees may not transfer these Allianz shares after purchasing them. After this period, these Allianz shares are not subject to vesting or other restrictions. The eligible employees of the Allianz Group acquired a total of 929,509 Allianz shares under such arrangements in 2006 (2005: 1,144,196; 2004: 1,051,191).

For additional information on our Employee Stock Purchase Plans, see Note 48 to our consolidated financial statements.

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

The outstanding capital stock of Allianz SE consists of ordinary shares without par value that are issued in registered form. Under our statutes, each outstanding ordinary share represents one vote. Major shareholders do not have different voting rights. Based on our share register, as of May 22, 2007, we had approximately 424,800 registered shareholders, of which approximately 520 were U.S. holders. Based on our share register, approximately 11.9% of our ordinary shares issued were held by such U.S. holders. Although our shareholders are generally required when registering to indicate their respective names, addresses and, in the case of legal entities, whether they hold on behalf of a third party, many of our ordinary shares may be held of record by brokers, trustees or other nominal holders who are not required to provide such information with regard to beneficial shareholders. As a result, the number of holders of record or registered U.S. holders may not be representative of the actual number of beneficial U.S. holders. For information regarding the share ownership of the members of our Board of Management and our Supervisory Board, see “Directors, Senior Management and Employees—Share Ownership.”

Under the German Securities Trading Act, holders of voting securities of a listed German company are required to notify the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or BaFin) and the company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s shares. The provisions of the German Securities Trading Act provide several criteria for attribution of shares.

As of May 22, 2007, no shareholder holding 5% or more of the share capital was reported to Allianz SE.

As of May 18, 2007, 449,124,357 ordinary shares were issued, of which 446,665,928 were outstanding and 2,458,429 were held by the Allianz Group in treasury (including 1,985,182 shares held by Dresdner Bank in trading positions).

Significant changes in the percentage ownership held of record by any of our major shareholders in the last three years were as follows:

•	the share ownership of Munich Re as reported to the SEC decreased from 12.8% as of December 31, 2003 to approximately 4.9% of our outstanding ordinary shares on July 12, 2005.

Related Party Transactions

For a description of related party transactions, see Note 45 to the consolidated financial statements.

ITEM 8. Financial Information

Consolidated Statements and Other Financial Information

See pages F-1 and following for the consolidated financial statements required by this item.

Legal Proceedings

For a description of legal proceedings, see Note 46 to the consolidated financial statements.

Dividend Policy

Allianz SE normally declares dividends at the annual general meeting and pays these dividends once a year. Under applicable German law, dividends may be declared and paid only from balance sheet profits as shown in the German statutory annual financial statements of Allianz SE. For each fiscal year, the Board of Management approves the annual financial statements and submits them to the Supervisory Board with its proposal as to the appropriation of the annual profit. This proposal will set forth what amounts of the annual profit should be paid out as dividends, transferred to capital reserves, or carried forward to the next fiscal year. Upon approval by the Supervisory Board, the Board of Management and the Supervisory Board submit their combined proposal to the shareholders at the annual general meeting. The general meeting ultimately determines the appropriation of the annual profits, including the amount of the annual dividends. Shareholders generally participate in distributions of any dividends in proportion to the number of their ordinary shares. Any dividends declared by Allianz SE will be paid in Euro.

For information regarding annual dividends paid from 2002 through 2006, see “Key Information—Dividends.”

Significant Changes

For a description of significant developments since the date of the annual financial statements included in this annual report, see Note 52 to the consolidated financial statements.

ITEM 9. The Offer and Listing

Trading Markets

The principal trading market for the ordinary shares is the Frankfurt Stock Exchange. The ordinary shares also trade on the following other German stock exchanges: Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart, as well as the stock exchanges in London, Paris, Milan and Zurich. The ADSs of Allianz SE, each representing one-tenth of an ordinary share, trade on the New York Stock Exchange under the symbol “AZ.” See also “Major Shareholders and Related Party Transactions—Major Shareholders.”

Market Price Information

The table below sets forth, for the periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for the ordinary shares of Allianz SE as reported by XETRA. The table also shows, for the periods indicated, the highs and lows of the DAX. See the discussion under “Key Information—Exchange Rate Information” for information with respect to rates of exchange between the U.S. Dollar and the Euro applicable during the periods set forth below.

	Price per ordinary share(1)		DAX
	High	Low	High	Low
	€	€
Annual highs and lows
2002	259.5	69.4	5,462.6	2,597.9
2003	101.5	41.1	3,965.2	2,203.0
2004	111.2	73.9	4,261.8	3,647.0
2005	129.7	89.7	5,458.6	4,178.1
2006	156.8	111.2	6,611.8	5,292.1
2007 (through May 18, 2007)	169.0	147.8	7,607.5	6,447.7

Quarterly highs and lows
2005
First quarter	101.0	89.7	4,428.1	4,201.8
Second quarter	98.4	90.1	4,627.5	4,178.1
Third quarter	112.3	95.2	5,048.7	4,530.2
Fourth quarter	129.7	110.6	5,458.6	4,806.1

2006
First quarter	139.5	124.1	5,984.2	5,334.3
Second quarter	139.0	111.2	6,140.7	5,292.1
Third quarter	137.4	115.5	6,004.3	5,396.9
Fourth quarter	156.8	136.1	6,611.8	5,992.2

2007
First quarter	169.0	147.8	7,027.6	6,447.7

Monthly highs and lows
2006
September	137.4	130.8	6,004.3	5,773.7
October	145.7	136.1	6,284.2	5,992.2
November	152.7	143.9	6,476.1	6,223.3
December	156.8	145.2	6,611.8	6,241.1

2007
January	159.5	147.8	6,789.1	6,566.6
February	169.0	154.2	7,027.6	6,715.4
March	158.9	148.3	6,917.0	6,447.7
April	166.7	155.0	7,408.9	6,937.2

(1)	Adjusted to reflect the capital increase in April 2003.

On May 18, 2007, the closing sale price per Allianz SE ordinary share on XETRA was €161.36, which was equivalent to $218.01 per ordinary share, translated at the closing buying rate for Euros on such date.

Based on turnover statistics supplied by Bloomberg, the average daily volume of the ordinary shares of Allianz SE traded on the Frankfurt Stock Exchange (XETRA) between January 2, 2007 and May 18, 2007 was 3,772,882.

Trading on the New York Stock Exchange

Official trading of Allianz SE ADSs on the New York Stock Exchange commenced on November 3, 2000. Allianz SE ADSs trade under the symbol “AZ.”

The following table sets forth, for the periods indicated, the high and low closing sales prices per Allianz SE ADS as reported on the New York Stock Exchange Composite Tape:

	Price per ADS
	High	Low
	$	$
Annual highs and lows
2002	25.2	7.5
2003	12.7	5.0
2004	14.0	9.0
2005	15.4	11.4
2006	20.6	13.9
2007 (through May 18, 2007)	22.7	19.2

Quarterly highs and lows
2005
First quarter	13.4	11.7
Second quarter	12.6	11.5
Third quarter	13.8	11.4
Fourth quarter	15.4	13.3

2006
First quarter	17.0	15.1
Second quarter	17.5	13.9
Third quarter	17.5	14.6
Fourth quarter	20.6	17.3

2007
First quarter	22.2	19.2

Monthly highs and lows
2006
September	17.5	16.7
October	18.6	17.3
November	19.8	18.4
December	20.6	19.5

2007
January	21.0	19.2
February	22.2	20.0
March	21.0	19.9
April	22.7	20.7

On May 18, 2007, the closing sales price per Allianz SE ADS on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was $21.84.

ITEM 10. Additional Information

Articles of Association (Statutes)

Allianz SE’s current statutes are filed as an exhibit to this annual report.

Organization and Share Capital

Allianz SE is a Stock Corporation in the form of a European Company (Societas Europaea or SE) and is organized under the laws of the Federal Republic of Germany and the European Union. It is registered in the Commercial Register in Munich, Germany under the entry number HRB 164232.

The share capital of Allianz SE consists of ordinary shares without par value. As of May 18, 2007, the capital stock of Allianz SE amounts to €1,149,758,353.92. It is sub-divided into 449,124,357 shares with no par value, of which 446,665,928 shares were outstanding. The shares are registered and can only be transferred with the approval of the Company. The Company will withhold a duly applied approval only if it deems this to be necessary in the interest of the Company.

Objects and Purposes

Pursuant to article 1, paragraph 2 of our statutes the purpose of the Company is the direction of an international group of companies that are active in the areas of insurance, banking, asset management and other financial, consulting and similar services. The Company holds interests in insurance companies, banks, industrial companies, investment companies and other enterprises. As a reinsurer, the Company primarily assumes insurance business from its Group companies and other companies in which Allianz SE holds direct or indirect interests.

Copies of the statutes are publicly available from the Commercial Register in Munich. German- and English-language versions are available at our headquarters and on our website.

Conditions Governing Changes in Capital

Allianz SE has several categories of authorized capital, which are set forth in its statutes. At the Extraordinary General Meeting on February 8, 2006, the shareholders approved the following authorized capital for issuance of new registered shares by the Board of Management, upon the approval of the Supervisory Board:

•

Up to €450,000,000 in the aggregate on one or more occasions on or before February 7, 2011 by issuing new registered no-par value shares against contributions in cash and/or in kind (Authorized Capital 2006/1), of which an amount of €406,545,646 remains as of May 22, 2007. If the capital stock is increased against contributions in cash, the shareholders are to be granted preemptive rights. However, the Board of Management is authorized, upon the approval of the Supervisory Board, to exclude shareholders’ preemptive rights:

(i) for fractional amounts;

(ii) if necessary to grant preemptive rights on new shares to holders of bonds issued by Allianz SE or its Group companies that carry conversation or option rights or conversation obligations to such an extent as such holders would be entitled after having exercised their conversation or option rights after any conversation obligations have been fulfilled; and

(iii) if the issue price is not substantially lower than the market price, subject to certain additional limitations in accordance with the German Stock Corporation Act.

Furthermore, the Board of Management is authorized, upon the approval of the Supervisory Board, to exclude shareholders’ preemptive rights in the case of a capital increase against contributions in kind. The Board of Management is also authorized, upon the approval of the Supervisory Board, to determine the additional rights of the shares and the conditions of their issuance.

•

Up to €12,473,943 in the aggregate on one or more occasions on or before February 7, 2011 by issuing new registered no-par shares against contributions in cash (Authorized Capital 2006/II), of which an amount of €12,473,943 remains as of May 22, 2006. The Board of Management is authorized, upon the approval of the Supervisory Board:

(i) to exclude shareholders’ preemptive rights in order to issue the new shares to the employees of Allianz SE and Allianz Group companies;

(ii) to exclude preemptive rights with respect to fractional amounts; and

(iii) to determine the additional rights of these shares and the conditions of their issuance.

The shareholders have conditionally increased the share capital by an aggregate amount of €250,000,000.00 through issuance of up to 97,656,250 new registered no-par shares (Conditional Capital 2004). The conditional capital increase shall be carried out only to the extent that conversation or option rights are exercised by holders of bonds that Allianz AG or Allianz SE or its Group companies have issued against payment in cash pursuant to the authorization approved by the Annual General Meeting on May 5, 2004, or to the extent that mandatory conversion obligations are fulfilled, and insofar as no other methods of servicing these rights are used. Of this conditional capital, an amount of up to €5,632,000 through issuance of up to 2,200,000 new registered no-par shares remains as of May 22, 2007.

With respect to purchases of our own ordinary shares, see Note 23 to our consolidated financial statements.

Capital Increase

For information regarding capital increases see Note 23 to our consolidated financial statements.

Material Contracts

For information on material contracts to which Allianz AG or Allianz SE or any of its subsidiaries was a party in the preceding two years, see Note 45 to our consolidated financial statements.

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

Other than as described above, there is no limitation on the right of non-resident or foreign owners to receive dividends or other payments relating to the ordinary shares or the ADSs permitted or granted by German law. Various national, state and other laws relating to the acquisition of “control” of Allianz SE’s insurance and banking subsidiaries may impose limitations on the ability to acquire ordinary shares or ADSs beyond specified thresholds. In addition, some national laws may authorize investigation of certain money transfers.

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

Taxation of the Company in Germany

German corporations with a fiscal year that equals the calendar year, including Allianz SE, have been subject to a corporate income tax rate of 25% in 2006. The solidarity surcharge of 5.5% on the net assessed corporate income tax has been retained in 2006, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to approximately 26.38%.

In addition, German corporations are subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax purposes.

From 2004 onwards, tax losses carried forward can be used to offset against taxable profits of a period for an amount not exceeding €1 million. Taxable profits exceeding €1 million may only be set off by 60% with tax losses brought forward from prior periods. Unutilized tax losses can be carried forward without any time limitation.

Taxation of Dividends

Germany has a classic corporate tax system, which applied for the first time to dividend distributions paid by Allianz SE in 2002 for the financial year 2001. The former corporate income tax credit system has been abolished. Certain transition rules apply in connection with the change from the corporate income tax credit system to the classic corporate tax system.

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

If you are a Non-German Holder, the withholding tax rate may be reduced in accordance with an applicable income tax treaty. Under most income tax treaties to which Germany is a party, including the U.S.-German income tax treaty, the rate of dividend withholding tax for individual holders and corporate holders of a non-qualifying participation is reduced to 15%. In that case, the Non-German Holder eligible for the reduced treaty rate may apply for a refund of 6.1% of the declared dividend for dividend distributions paid on or after January 1, 2002 by Allianz SE. The application for refund must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, Dienstsitz Bonn, An der Kueppe 1, D-53225 Bonn, Germany). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

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

As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request, via IRS form 8802, with the Internal Revenue Service Center in Philadelphia, Pennsylvania, P.O. Box 42530, Philadelphia, PA 19101-2530. Requests for certification must include the eligible U.S. holder’s name, Social Security or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his refund claim.

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

The right of the German government to impose inheritance or gift tax on a Non-German Holder may be further limited by an applicable estate tax treaty (such as the U.S.-German Inheritances and Gifts Tax Treaty of December 14, 1998).

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

United States Taxation

This section describes the principal United States federal income tax consequences of owning ordinary shares or ADSs. It applies to you only if you hold your ordinary shares or ADSs as capital assets for tax purposes. This section does not address all material tax consequences of owning ordinary shares or ADSs. It does not address special classes of holders, some of whom may be subject to other rules, including:

•	dealers in securities or currencies;

•	tax-exempt entities;

•	life insurance companies;

•	broker-dealers;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	investors liable for alternative minimum tax;

•	investors that actually or constructively own 10% or more of the voting stock of Allianz AG;

•	investors that hold ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	U.S. persons whose functional currency is not the U.S. Dollar.

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

Taxation of Dividends

If you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ordinary shares or ADSs generally will be qualified dividend income if you meet the holding period requirement. You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. Dollar value of the gross dividend amount, determined at the spot Euro/U.S. Dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The currency gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the German tax withheld in accordance with German law or the Treaty and paid over to Germany will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “—German Taxation—Refund Procedure for U.S. Shareholders,” above, for the procedures for obtaining a tax refund. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

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

Taxation of Capital Gains

If you are a U.S. holder and sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that you realize and your tax basis, determined in U.S. Dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Gain or loss generally will be treated as arising from sources within the United States for foreign tax credit limitation purposes.

Documents on Display

Allianz SE is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Allianz SE files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the Commission’s

Public Reference Room at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Allianz SE’s annual reports and some of the other information submitted by Allianz SE to the Commission may be accessed through this web site. In addition, material filed by Allianz SE can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

Risk management is targeted at protecting our capital base and supporting our value based management.

•	As a provider of financial services, we consider risk management one of our core competencies. It is therefore an integrated part of our business processes.

•	Risks arise for a number of reasons, including insufficient information concerning possible adverse developments affecting our business targets or plans.

•	We identify, measure, aggregate and manage risks. The result of this process determines, among other things, how much capital is attributed and allocated to the Allianz Group’s various segments.

Risk Governance Structure

In our business, successful risk management means an adequate and effective steering of the risk profile of Allianz in order to protect the financial strength of the Allianz Group and to increase its value on a sustainable basis. The Board of Management of Allianz SE formulates the business objectives and allocates the capital resources of the Allianz Group balancing return on investment and risk criteria.

The Group Risk Committee monitors the Allianz Group’s availability of capital and risk profile to ensure a reasonable relationship between these two criteria. Its role is to provide for comprehensive risk awareness within the Allianz Group and to further improve risk control. It also provides timely information to the Board of Management of Allianz SE about developments related to risk, sets risk limits, and is responsible for recommending and coordinating measures to mitigate risk. With respect to property-casualty insurance, the Group Risk Committee is supported by the Group Insurance Risk Sub-Committee, which is responsible for updating our underwriting guidelines and monitoring the development of our property-casualty insurance portfolio.

Group Risk, which reports to the Chief Financial Officer, develops methods and processes for identifying, assessing and monitoring risks on an Allianz Group-wide basis. An important instrument to assess the Allianz Group’s risk profile is our internal risk capital model, which is the methodology we use to assess quantitative risk. This model is described in more detail in the section below entitled “—Internal Risk Capital”. Group Risk also identifies and assesses risks qualitatively by performing a systematic quarterly evaluation. On the basis of this evaluation, Group Risk creates an overview of local and global risks, analyzes the risk profile of the Allianz Group and regularly informs management about the current situation. In addition, Group Risk oversees the adherence of operating units to the Allianz Group’s risk governance principles and further develops the same. Group Risk is also responsible for the centralized monitoring of accumulation of risk over all business lines, in particular with respect to natural disasters and business counterparties. This structure is designed to enable us to manage our local and global risks equally and to reduce the likelihood of our overall risk increasing unnoticed.

Within our risk governance policy, operating units assume independent responsibility for their own risk control, as it is ultimately they who have to respond quickly to risk changes in a market-oriented manner. At the same time, this independent responsibility provides the operating units with the tools to meet the applicable local legal requirements. In 2006, local risk monitoring was further strengthened through the establishment of local risk committees and risk control functions in our major operating units headed by a local Chief Risk Officer.

Investment risk management is implemented jointly with operating units as part of a structured investment process. The Allianz Group Finance Committee, which consists of members of the Board of Management of Allianz SE, delegates broad decision-making authority to the regional Finance Committees, which monitor the activities in their respective regions or countries. These regional Finance Committees compile local investment guidelines for their respective locations. Operational responsibility for investment portfolios lies with our local operating units.

Insurance, banking and asset management are all heavily influenced by legal factors; legislative changes in particular have a primary influence on our activities. As a global financial services provider, Allianz acts in a broad range of global and local legal and regulatory environments, which are subject to constant change (e.g. Solvency II, Basel II). Legal risks also include major litigation and disputes, regulatory proceedings, and contractual clauses that are unclear or construed differently by the courts. Limitation of these legal risks is a major task of our Legal Department, carried out with support from other departments. Our objective is to ensure laws and regulations are observed, to react appropriately to all impending legislative changes or new court rulings, to attend to legal disputes and litigation, and to provide legally appropriate solutions for transactions and business processes.

The Trend Assessment Committee is responsible for early recognition of new risks and opportunities. With regard to risk, the committee’s role is to study and evaluate long-term trends and changes that may have a significant impact on the Allianz Group’s risk situation. Committee member are senior managers representing Allianz Group Center and selective business units whose work is also supported by regular risk reports and analyses from external consultants.

In 2005, we established the Allianz Climate Core Group. This panel of experts consists of representatives from our Property-Casualty, Life/Health, Banking and Asset Management segments and was established to examine the possible effects of climate change on our business. Its task is to develop risk management strategies and to identify potential opportunities resulting from climate change. We are also a member of the Emerging Risk

Initiative of the CRO Forum’s task force, which examines methods to identify, analyze and manage potential risks. The task force consists of representatives from ten international insurance and reinsurance companies.

Independent Risk Oversight

The principle of independent risk oversight is well-established within the Allianz Group. There is a clear distinction between active risk taking by line management functions, on the one hand, and risk oversight conducted by independent functions, on the other. The latter role not only consists of independent risk identification, assessment, reporting and monitoring, but also includes analyzing alternative courses of action and proposing recommendations to the Risk Committee and the Boards of Directors of the local operating units or the Board of Management of Allianz SE.

Risk Policies

The Group Risk Policy defines the minimum requirements that are binding on all operating units. Specific minimum risk standards for our Property-Casualty, Life/Health, Banking and Asset Management segments, as well as on specific risk topics such as risk capital modeling, translate these requirements into action. These standards are implemented by the operating units worldwide and are monitored on a regular basis by Group Risk through a structured risk-based diagnostic process.

Risk Capital

We employ a value-based approach (Economic Value Added or “EVA”®), among other approaches, to manage our business activities, which are conducted through our local operating units. Risk capital, which is required to protect against unexpected losses, is one of the key parameters of this approach.

Internal risk capital, as described below, forms the central element for our local risk-oriented control performance measurement processes. However, in managing our capital position we have to consider additional conditions imposed by our regulator (the BaFin) and rating agencies. While meeting rating agencies’ capital requirements form a strategic business objective of the Allianz Group, capital requirements imposed by the BaFin form a constraint with which the Allianz Group must comply in order to operate our business. We expect a more coherent framework with the adoption of the Solvency II regulation in the future. The Solvency II standards, which are being developed pursuant to an EU-initiated project designed to create a solvency model for insurance companies that is more risk-based, impose quantitative solvency requirements based on insurance risk while also considering the insurer’s overall management of risks and structure of insurance supervision. For the time being, however, we have to monitor two different solvency regimes for managing our capital position on the Allianz Group level.

As a Financial Conglomerate based in the European Union, our regulatory solvency capital requirements are defined by the EU Financial Conglomerate Directive (or “FCD”), which was issued in 2002 and transposed into German national law effective at the end of 2005.

As of December 31, 2006, our regulatory capital required by the FCD amounted to €26.1 billion in comparison to our admissible capital of €50.5 billion.

Stress Tests

In addition to internal risk capital analysis, we perform regular stress tests, which act as early-warning indicators in monitoring the regulatory solvency capital ratios for the Allianz Group. We also apply regular stress tests on a local operating unit level in order to monitor capital requirements imposed by regulators and rating-agencies locally.

A 10% price decline in our available-for-sale equity securities as of December 31, 2006 would have resulted in a €3.1 billion decline in shareholders’ equity before minority interests. If the interest rate had increased by 100 basis points, shareholders’ equity before minority interests would have decreased by €3.9 billion, if we take into account the available-for-sale fixed income securities as of December 31, 2006. A 10% devaluation of the U.S. Dollar against the Euro as of December 31, 2006 would have decreased shareholders’ equity before minority interests by €1.0 billion. These calculations do not take into account derivatives.

Internal Risk Capital

Internal risk capital, which is the capital required to protect against unexpected economic losses, is a key parameter of our EVA-approach, consistently applied to all segments. In 2006, we used an integrated internal risk capital model to assess and allocate quantitative risk for our major insurance companies as well as for our banking subsidiary, Dresdner Bank. For our smaller operating units having an immaterial impact on the Group level in terms of business volume and for the Asset Management segment, in contrast, we assign internal risk capital requirements based on the standard model of Standard & Poor’s rating agency using the same risk categories we use for our internal risk capital model. This process allows us to consistently aggregate risk capital for all segments on the Group level within our internal risk capital framework. By using our internal risk capital model, we endeavor to evaluate risks more precisely in an effort to optimize allocation of capital within the Allianz Group. Furthermore, we continually seek to refine and optimize our internal risk capital model with the aim to apply for regulatory approval in the framework of the currently evolving Solvency II standards.

Value-at-Risk Approach

Our internal risk capital model is based on the value-at-risk approach. This model, consistent with value-at-risk determinations, calculates a maximum loss in the value of our portfolio of assets and liabilities within a given timeframe and with a certain specified probability, or frequency, in the event of adverse market movements. More specifically, for each risk category, we calculate the net fair value of our assets and liabilities in terms of (i) a best estimate under current market conditions and (ii) an adverse value under adverse market conditions over a certain holding period. The required internal risk capital per risk category is then defined as the difference between the best estimate and adverse value of the portfolio. In order to calculate both of these values, we revalue options and guarantees under current and adverse market conditions using statistical models. Internal risk capital results per category are aggregated in a manner that takes diversification effects across risk categories and/or regions into account. The required internal risk capital is determined on a quarterly basis.

Assumptions

On the Allianz Group level, our objective is to maintain capital according to a confidence level or solvency probability of 99.97% over a holding period of one year, which is equivalent to an “AA” rating of Standard & Poor’s. The time horizon over which the change in value is measured on the Allianz Group level is set at one year, as it is generally assumed that it may take a year to find a counterparty to whom to transfer the liabilities in our portfolio. In support of the Allianz Group’s objective to ensure a solvency probability of 99.97% over a holding period of one year at the Group level, we require our local operating units to hold risk capital allowing them to remain solvent with a certainty of 99.93% over a holding period of one year and take into account the diversification effects resulting from balancing our portfolio risks. We consider diversification effects because not all of our potential losses are likely to be realized at the same time. An operating unit which ensures a solvency probability of 99.93% over one year, meets the “A” target rating level requirement of Standard & Poor’s. This requirement implies that the portfolio could suffer a loss that exceeds the adverse value assumed in the value-at-risk calculation in seven out of 10,000 years. Although these are extreme events, our internal risk capital results based on such extreme events provide indications of a maximum risk exposure for possible smaller adverse market movements we might identify in the near-term.

Though our internal risk capital model generally uses a one-year holding period at the Allianz Group level, as Dresdner Bank’s trading portfolio can be transferred significantly faster than insurance liabilities, Dresdner Bank calculates market value-at-risk figures with a confidence level of 95% and a holding period of one business day for the purposes of internal limit setting and operative risk management and, additionally, with a confidence level of 99% and a holding period of 10 days for its regulatory reporting. These market risks, however, are aggregated into our internal risk capital framework using a holding period of one year and a confidence level of 99.93%, which is consistent with the Group level holding period and confidence interval. To this end, we convert Dresdner Bank’s value-at-risk calculated using a 99% confidence interval and 10-day holding period to match Allianz’s Group-wide internal risk capital guidelines regarding time horizon and confidence level allowing for improved comparability and the integration of the Dresdner Bank results into the Group-wide analysis. The conversion methodology employed is linked to that used by industry regulators for purposes of converting the value-at-risk into a 6% regulatory Tier I capital requirement and takes into account the capital multiplier established by the BaFin.

The Allianz Group’s policy is that all loans and deposits in foreign currencies should generally be funded and reinvested in investments in the same currency with matching maturities. Therefore, our residual foreign currency risk results primarily from the net fair value base of financial instruments denominated in foreign currency and the net asset value of our local non-Euro operating units. This currency market risk is generally managed centrally at the Allianz Group level and is, therefore, allocated to the Corporate segment.

Scope

Our internal risk capital covers the specific assets and liabilities listed below:

•	Assets—Bonds, mortgages, investment funds, loans, floating rate notes, equities, real estate, conventional options, and swaps,

•	Liabilities—Cash flow profile of all technical reserves as well as deposits and issued securities.

The model takes substantially all of our derivatives into account, in particular when such instruments are entered into as part of the operating unit’s regular business model (e.g. Dresdner Bank or Allianz Life of North America) or if they are of such a magnitude that they have a significant impact on the resulting risk capital (e.g., hedges of Allianz SE or in the Life/Health segment, if material obligations to policyholders are hedged through financial derivatives).

Our internal risk capital model quantifies the following risk categories:

•	Market risks—Possible losses caused by changes in interest rates, exchange rates, share prices, real estate values and other relevant market prices (such as commodities);

•	Credit risks—Possible losses caused by the inability to pay or a downgrade in the credit rating of debtors or counterparties;

•	Actuarial risks—Unexpected financial losses from the sale of insurance protection; and

•	Business risks—Cost and lapse risks, as well as operational risks including risks associated with external events or arising from insufficient or failing internal processes, procedures and systems.

The quantification of the internal risk capital pursuant to our internal risk capital model starts at the highest granularity level of the risk (sub-) categories mentioned above, and then aggregates the results at the operating unit level and ultimately at the Allianz Group level. The aggregation process takes into account the diversification effects described above. We have developed our diversification parameters through statistical analysis and professional judgment of assumptions. In general, the diversification parameters represent worst case correlations, and negative dependencies are ruled out.

The internal risk capital model allows us to evaluate the risk to which we are exposed by using statistically-based methods. The individual characteristics of our operating units and the specific nature of their risks are taken into account by reflecting local management rules such as investment strategies and policyholder participation rules in the Life/Health segment and establishing risk parameters based on past developments affecting each such unit.

Limitations

Our internal risk capital model is subject to the following limitations.

We develop internal risk capital figures on a quarterly basis. Our ability to back-test the model’s accuracy is limited because quarterly analysis does not allow for robust back-testing and because historical data is used to calibrate the model and, therefore, cannot be used to validate it. Instead, to test the model’s accuracy, we have the model reviewed by independent consulting firms who focus on its parameters, the methods for selecting such parameters and our assignment of internal responsibilities, as well as through the review of results of methodological benchmark studies such as the IFRI/CRO Forum Economic Capital Survey of peer group companies.

In general, our internal risk capital covers all operating units. Our integrated internal risk capital model as described above, in contrast, does not capture all of our smaller operating units having an immaterial impact on the Group level in terms of business volume or operating units forming part of our Asset Management segment. Risk capital requirements related to these units are considered by assigning internal risk capital requirements based on the standard model of Standard & Poor’s rating agency using the same risk categories we use for our internal risk capital model. Because this model is not as sophisticated as our integrated internal model, the risk exposure estimates for such units may be less accurate than estimates generated by our integrated internal model.

Furthermore, our internal risk capital model takes substantially all of our derivatives into account, in particular when such instruments are entered as an integral part of the business model or if they are of a magnitude that they have a significant impact on the internal risk capital. In such cases, we apply customized derivative valuation tools. Our integrated internal model framework for insurance operations currently only allows for the modeling of common derivatives such as equity calls, puts, forwards and interest rate swaps. For the incorporation of non-standardized instruments into the integrated internal risk capital framework, such as derivatives forming a component of structured financial transactions, instruments are represented by the most comparable standard derivative product types. The volume of these instruments is not material on either the operating unit or the Allianz Group level, but a more precise modeling of these instruments might lead to a change in the resulting internal risk capital. Allianz believes, however, that any such change would not be material.

Price changes in a diversified portfolio have offsetting effects because various assets and liabilities revalue in directions or in magnitudes that differ from overall marketplace changes. This development is known as the “diversification effect” of holding a portfolio consisting of different assets and liabilities. The Allianz Group’s risk estimates take this diversification effect into account, but as our diversification parameters are based on historical considerations, actual changes in the fair value of the Allianz Group’s economic value base could be different from those shown in the tables included under “—Risk Measurement”.

Additionally, routine daily business activity entails a certain amount of change in the portfolios’ composition as bonds mature or as portfolio managers buy or sell investments. As a result, the actual required risk capital of the Allianz Group’s portfolio will vary at any particular moment in time, and the risk of loss from equity, interest rate, foreign exchange, real estate or other risks cannot be eliminated, although it can be quantified and monitored.

Our internal risk model expresses the potential, “maximum” amount we might lose in economic fair value resulting from certain adverse market conditions, but only to a certain level of confidence, therefore there is a specified statistical possibility that actual losses could exceed our estimates.

Finally, the Allianz Group’s internal risk capital results are estimates based on a fixed moment in the past. Substantially all of the Allianz Group’s assets and liabilities are subject to market risks arising from fluctuating equity, interest, foreign exchange and real estate markets. These fluctuations cannot be foreseen and can occur unexpectedly. The quantitative risk measurements reflected in the tables below, therefore, show a risk profile existing at a particular moment in time and illustrate the potential losses to assets and liabilities under a particular set of assumptions and parameters at such time. Although these measurements reflect reasonable possibility, they may differ considerably from actual losses that may be experienced in the future.

Risk Measurement

The Allianz Group-wide internal risk capital after Group diversification effects and before minority interests, as calculated pursuant to our internal risk capital model discussed more fully above under “—Value-at-Risk Approach” amounted to €35.8 billion as of December 31, 2006.

Allocated Internal Risk Capital by Risk Category(1)

– Total Portfolio –

As of December 31,	before minority interests		after minority interests
	2006	2005(2)	2006	2005(2)
	€ mn	€ mn	€ mn	€ mn
Market risks	17,457	18,270	16,217	16,592
Credit risks	5,767	6,208	5,199	5,612
Actuarial risks	5,846	5,912	5,190	5,085
Business risks	6,716	6,221	6,075	5,708

Total	35,786	36,611	32,681	32,997

(1)	After Group diversification
(2)	2005 figures adjusted as coverage of internal risk capital model has been extended.

Total internal risk capital as of December 31, 2006, before and after Group diversification (before minority interests)

in € bn

The risk profile of the Allianz Group is actively managed. Under the “3+One program”, we have reduced internal risk capital from €43.5 billion as of December 31, 2002 to €35.8 billion as of December 31, 2006, thereby strengthening the Allianz Group’s capitalization. The overall decrease of internal risk capital in 2006 was due to a decline in market risk, resulting from an increase in interest rates, which in turn, decreases our exposure to risk in connection with the minimum guaranteed credits that we must provide to policyholders for some of our Life/Health products.

Total internal risk capital development as of December 31 after Group diversification (before minority interests)

in € bn

(1)	2004 and 2005 figures adjusted as coverage of internal risk capital model has been extended.

As an integrated financial service provider we are exposed to a wide range of different risks in our Property-Casualty, Life/Health, Banking, Asset Management and Corporate segments. Although these risks are different in nature and each of these sources of risk has distinct statistical properties, internal risk capital sets a common standard for measuring the degree of risk taking, thus making them comparable.

The risk of our Banking segment measured in internal risk capital is dominated by Dresdner Bank accounting for 96.1%(2005: 95.6%) of our total Banking segment’s operating revenues. The remaining part comes from smaller units mainly operating in the retail banking sector and serving as product factory for our assurbanking activities. Therefore detailed discussions of risk management processes in this segment relate to Dresdner Bank.

The Corporate segment includes the management of equity participations held on the Allianz SE parent level as well as securities issued to fund the capital requirements of the Allianz Group. The securities issued include structured products that might be partly repaid in the form of equity participations held in our asset portfolio. In addition, Group Corporate Finance & Treasury monitors global currency risks and executes overlaying strategic hedging initiatives for the Allianz Group. As local laws generally require that the liabilities of our foreign operating units are backed by assets in the same currency, the biggest part of our economic currency risks arises from the economic net asset values of our non-Euro operating units and is allocated to the Corporate segment at Group level.

Allocated Internal Risk Capital by Segment(1)

– Total Portfolio –

	before minority interests		after minority interests
As of December 31,	2006	2005(2)	2006	2005(2)
	€ mn	€ mn	€ mn	€ mn
Property-Casualty	17,973	18,269	15,826	15,644
Life/Health	5,477	5,773	4,568	4,756
Banking	5,897	6,216	5,887	6,215
Asset Management	2,602	2,474	2,492	2,474
Corporate	3,837	3,879	3,908	3,908

Total	35,786	36,611	32,681	32,997

(1)	After Group diversification
(2)	2005 figures adjusted as coverage of internal risk capital model has been extended.

Concentration of Insurance Risks

Property-Casualty Segment. The Allianz Group’s Property-Casualty segment provides both personal and commercial insurance coverage. Our business activities are focused in Western Europe (in terms of IFRS reserves 61% as of December 31, 2006), with further significant activities in North America (in terms of IFRS reserves 11% as of December 31, 2006). The worldwide corporate business is centrally managed by Allianz Global Corporate & Specialty, which was formed in 2006 by the integration of AGR Re and significant elements of Allianz Marine and Aviation. Please see “Information on the Company—Important Group Organizational Changes—Merger of Industrial Insurance Business within Allianz Global Corporate & Specialty” for further information.

Potential risk concentrations (e.g. natural catastrophes) are closely monitored on a regular basis. In addition, underwriting guidelines define maximum limits to the segment’s risk exposure. Reinsurance coverage is obtained to mitigate the peak risks resulting from natural catastrophes and to limit the impact of adverse conditions on profit and loss and shareholders’ equity. We analyze the reinsurance program in an effort to further optimize the Allianz Group’s use of reinsurance arrangements.

Life/Health Segment. The Allianz Group’s Life/ Health segment provides both traditional contracts and unit-linked contracts. Traditional contracts include life, endowment, annuity, and supplemental health contracts. We issue both deferred and immediate traditional annuity contracts. In addition, the Allianz Group’s life operations in the United States issues a significant amount of equity indexed deferred annuities.

A significant part of the Allianz Group’s Life/Health segment operations is conducted in Western Europe. Insurance laws and regulations in Western Europe have historically been characterized by the legal or contractual participation of contract holders in the profits of the insurance company issuing the contract subject to a minimum guaranteed crediting rate. In particular, our Life/Health contracts in Germany, Switzerland and Austria, which comprise approximately 42% of the Allianz Group’s IFRS reserves for insurance and investment contracts as of December 31, 2006, include a significant level of policyholder participation in all sources of risk including market, actuarial and expense risks.

Due to the offsetting effects of mortality risk and longevity risk inherent in its combined portfolio of life insurance and annuity products, as well as due to a geographically diverse portfolio, our Life/Health segment does not have significant concentrations of actuarial risk.

Due to policyholder participation, our internal risk capital model for the Life/Health segment has a specific focus on the interaction between investments and insurance liabilities. We are continuously developing the integrated asset-liability management modeling to enable us to quantify the risk-mitigating effects resulting from policyholder participation in market, actuarial and expense risks.

Market Risk Measurement

In the past, we presented a sensitivity analysis of the Allianz Group’s market risk. We have replaced this approach with our internal risk capital model, as we primarily measure, monitor and manage Group-wide risk using internal risk capital. Furthermore, internal risk capital is fully integrated into our value-based steering approach as it defines a key input parameter for our EVA-based performance measurement (see “—Internal Risk Capital”). As shown above in the table “Allocated Internal Risk Capital by Risk Category”, market risks are the primary variable affecting the risk profile at the Group level. In contrast to the sensitivity approach, our approach takes into account diversification effects, which for an integrated financial service provider like Allianz, we consider a key factor in risk management.

The former sensitivity approach only focused, moreover, on financial assets, whereas our internal risk capital model reflects our portfolio of both assets and liabilities, making it difficult to compare the results of the former sensitivity approach to the new approach. The consideration of both assets and liabilities in our internal risk capital model may result in an overall lower risk for individual business segments compared to the former sensitivity approach.

In the following we present our Group-wide internal risk capital related to market risks, as calculated pursuant to our internal risk capital model. The figures presented take into account diversification effects, but do not include minority interests.

Allocated Internal Risk Capital by Business Segment and Source of Risk(1)

– Total Portfolio Before Minority Interests –

As of December 31,	2006	2005
	€ mn	€ mn
Property-Casualty:
Market risks:	8,379	8,717
thereof: Interest rate	427	642
Equity	7,300	7,408
Real estate	617	631
Currency(2)	35	36
Life/Health:
Market risks:	3,244	3,668
thereof: Interest rate	383	917
Equity	2,615	2,544
Real estate	246	207
Currency(2)	—	—
Banking:
Market risks:	2,090	2,092
thereof: Interest rate	55	38
Equity	1,865	2,050
Real estate(3)	165	—
Currency(2)	5	4
Asset Management:(4)
Market risks:	—	—
thereof: Interest rate	—	—
Equity	—	—
Real estate	—	—
Currency(2)	—	—
Corporate:
Market risks:	3,744	3,793
thereof: Interest rate	394	639
Equity	2,010	1,774
Real estate	55	33
Currency(2)	1,285	1,347

Total	17,457	18,270

(1)	Internal risk capital is calculated as value-at-risk with a one-year holding period and a confidence level of 99.97%.
(2)

According to the Allianz Group’s policy, foreign currency risks are generally managed centrally at the Allianz Group level and are, therefore, allocated to the Corporate segment. As commodity risk is not significant on Group level, it is covered in our internal risk capital model within currency risk.

(3)	For our Banking segment, internal risk capital for real estate risk was introduced in 2006.
(4)

The internal risk capital calculation for the Asset Management segment at Group level is based on a standard model of Standard & Poor’s. This approach does not provide separate risk capital figures for market risk. Approximately 99% of the investments held by the Asset Management segment’s units are held for the benefit of third parties and, therefore, do not result in significant market risk for Allianz. As a result, the risk capital calculated for the Asset Management segment is allocated to business risk in its entirety.

As previously discussed, we develop internal risk capital figures on a quarterly basis. The table below presents the average internal risk capital calculated over the four quarters of 2006 and 2005, as well as the high and low quarterly internal risk capital amounts calculated in both years.

Average, High and Low Allocated Internal Risk Capital by Business Segment and Source of Risk(1)

– Total Portfolio Before Minority Interests –

Years ended December 31,	2006						2005
	Average		High		Low		Average		High		Low
	over quarterly results						over quarterly results
	€ mn		€ mn		€ mn		€ mn		€ mn		€ mn
Property-Casualty:
Market risks:
Interest rate	456		478		427		574		642		522
Equity	7,481		8,291		7,137		6,936		7,409		6,455
Real estate	624		672		599		614		631		586
Currency(2)	34		35		33		9		36		—
Life/Health:
Market risks:
Interest rate	468		517		383		764		917		669
Equity	2,478		2,615		2,369		2,388		2,544		2,150
Real estate	238		246		233		202		207		197
Currency(2)	—		—		—		—		—		—
Banking:
Market risks:
Interest rate	60		68		55		40		45		33
Equity	2,000		2,137		1,865		2,330		2,497		2,050
Real estate	—	(4)	—	(4)	—	(4)	—	(4)	—	(4)	—	(4)
Currency(2)	—	(4)	—	(4)	—	(4)	—	(4)	—	(4)	—	(4)
Asset Management:(3)
Market risks:
Interest rate	—		—		—		—		—		—
Equity	—		—		—		—		—		—
Real estate	—		—		—		—		—		—
Currency(2)	—		—		—		—		—		—
Corporate:
Market risks:
Interest rate	422		448		394		487		639		425
Equity	1,757		2,192		1,285		2,231		2,514		1,774
Real estate	65		75		55		86		109		33
Currency(2)	1,319		1,400		1,283		1,224		1,347		1,078

(1)	Internal risk capital is calculated as value-at-risk with a one-year holding period and a confidence level of 99.97%.
(2)

According to the Allianz Group’s policy, foreign currency risks are generally managed centrally at the Allianz Group level and are, therefore, allocated to the Corporate segment. As commodity risk is not significant on Group level, it is covered in our internal risk capital model within currency risk.

(3)

The internal risk capital calculation for the Asset Management segment at Group level is based on a standard model of Standard & Poor’s. This approach does not provide separate risk capital figures for market risk. Approximately 99% of the investments held by the Asset Management segment’s units are held for the benefit of third parties and, therefore, do not result in significant market risk for Allianz. As a result, the risk capital calculated for the Asset Management segment is allocated to business risk in its entirety.

(4)	Only year-end results available for 2005 and 2006.

Non-Trading Portfolios

The Allianz Group’s non-trading portfolios contain all non-trading activities of the Banking segment as well as the financial assets and liabilities of the Property-Casualty and Life/Health segments. The Allianz Group holds and uses many different financial instruments in managing its businesses. Grouped according to risk category, the following represent the most significant risks in terms of market values:

•	Equity price risk: common shares and preferred shares.

•	Interest rate risk: bonds, loans and mortgages serving as collateral for liabilities resulting from our Banking, Property-Casualty and Life/Health segments.

•	Foreign exchange rate risk: net asset value impact of the difference in fair value between assets and liabilities of our non-Euro denominated operating units.

Property-Casualty, Life/Health and Corporate Segments

Most of the Allianz Group’s insurance-related equity investments are intended to be held for the long-term, where our internal risk capital model is used to regularly align the insurance business’ risk-bearing capacity with the economic risks it faces by taking into account short-term market developments. The Property-Casualty and Life/Health segments equity holdings are primarily in the Euro zone equity markets of Germany, France and Italy, with significant additional exposures in the Swiss and U.K. markets. Our exposure to equity risk in 2006 remained rather stable reflecting a reduction in equity investments held that has also been offset by an overall appreciation in market values.

The Property-Casualty and Life/Health segments are exposed to interest rate risk due to their investments in fixed income instruments, in particular bonds, loans and mortgages serving as collateral for policyholder obligations that are different in terms of maturity and size. Our internal risk capital model provides management with information regarding the cash flow profiles of the segments’ liabilities, which allows for active asset-liability management and monitoring. While the potential cash flow payments related to our liabilities in the Property-Casualty segment are typically shorter in nature than the financial assets backing them, the opposite usually holds true for our Life/Health segment, which provides us with a natural hedge at the Allianz Group level. In our Life/Health segment, risks are mitigated by policyholder participation, though there exist guarantees in that we must credit minimum rates for individual contracts. The valuation of these guarantees, which take into account the interaction of assets and policyholder obligations, forms an integral part of our risk management framework. Our primary interest rate exposure is the risk that interest rates in Germany, France, U.S., Italy and South Korea may fall below the guaranteed credit minimums for certain of our Life/Health policies in those markets. In 2006, this interest rate risk decreased as interest rates increased in the Euro-zone and the U.S. and as the difference between interest rates and the average guaranteed levels also increased.

Interest rate risk in the Corporate segment primarily arises in connection with securities issued to fund the capital requirements of the Allianz Group. These securities include structured products that might be partly repaid in the form of equity participations held in our asset portfolio. Some of the securities issued qualify as eligible capital for existing regulatory solvency requirements to the extent they constitute subordinated debt or are perpetual in nature.

The Property-Casualty and Life/Health segments’ non-trading portfolio is exposed to foreign exchange risk because some of our subsidiaries’ local currencies are different than the Euro. If non-Euro foreign exchange rates decline against the Euro, the fair values of the corresponding net asset value also decline. The primary exposures for foreign exchange risk are related to the U.S. Dollar, Swiss Franc and Korean Won. Local laws generally require that the insurance policy obligations of the Allianz Group’s subsidiaries and the investments covering them are in the same currency. When this is not the case (e.g. in Switzerland, obligations to policyholders resulting from life insurance contracts are partly backed by Euro-dominated bonds), the resulting foreign exchange risk is generally hedged against the local currency. Hedge efficiency is monitored by the local risk managers. As a result, currency fluctuations in connection with foreign subsidiaries have only a minor impact on the Property-Casualty and Life/

Health segments’ risk management strategies locally, and active management of currency risks is performed centrally at the Allianz Group level within the Corporate segment.

Banking Segment

The Banking segment’s interest rate risk arises from its non-trading portfolio of loans and deposits, issued securities, interest rate-related investment securities, as well as corresponding hedges of Dresdner Bank and the other banks forming part of the Allianz Group. The market risk in the non-trading portfolio is also primarily interest rate risk that results from long-term fixed rate loans funded in part by short-term deposits. As is the case for Dresdner Bank’s trading portfolio, Dresdner Bank manages this risk by setting value-at-risk limits. As of December 31, 2006, the value-at-risk, with a 99% confidence level and 10-day holding period, for interest rate risks at Dresdner Bank amounted to €15.5 million, compared to €14.0(1) million as of December 31, 2005. The value-at-risk in Dresdner Bank’s non trading book increased due to increases in market volatility and lower diversification effects between asset classes.

Market risks within Dresdner Bank’s participations result from unanticipated adverse movements in the value of these positions due to general market fluctuations or issuer-specific factors. The reduction in internal risk capital for equity investments from 2005 to 2006 is mainly driven by the sale of remaining parts of the Eurohypo AG by Dresdner Bank. This decrease was partially offset by appreciation of the share prices of the remaining portfolio.

Dresdner Bank limits currency risks by applying the Allianz Group-wide policy that all loans and

(1)

Last year’s disclosure value has been restated for reasons of comparability with current value-at-risk figure, which according to new methodology includes for the first time equity positions (without participation intention).

deposits in foreign currencies are refinanced or reinvested in the same currency with matching maturities.

Asset Management Segment

The internal risk capital calculation for the Asset Management segment at Group level is based on a standard model of Standard & Poor’s. This approach does not provide separate risk capital figures for market risk. Approximately 99% of the investments held by the Asset Management segment’s units are held for the benefit of third parties and, therefore, do not result in significant market risk for Allianz. As a result, the risk capital calculated for the Asset Management segment is allocated to business risk in its entirety.

Despite the limited significance of the risk, taking steps to manage market risk in the portfolios of the Asset Management units’ customers is an integral part of the risk management process. Our operating units monitor market risks using value-at-risk models, sensitivity analyses and stress tests that estimate the potential loss under extreme market conditions. All underlying models are regularly reviewed by the local risk functions.

The following table shows the contribution of non-trading positions to the overall internal risk capital for market risks of the Allianz Group. The figures take into account diversification effects for all the main sources of risk addressed in our internal risk capital model. Certain financial instruments are included in more than one risk category because they may be affected by changes in more than one parameter. For example, equities denominated in non-Euro currencies are affected by fluctuation in both stock prices and exchange rates.

Allocated Internal Risk Capital by Business Segment and Source of Risk(1)

– Non-Trading Portfolio Before Minority Interests –

As of December 31,	2006	2005
	€ mn	€ mn
Property-Casualty:
Market risks:	8,307	8,681
thereof: Interest rate	418	638
Equity	7,237	7,376
Real estate(2)	617	631
Currency(3)	35	36
Life/Health:
Market risks:	3,014	3,485
thereof: Interest rate	383	916
Equity	2,385	2,362
Real estate(2)	246	207
Currency(3)	—	—
Banking:
Market risks:	2,030	2,057
thereof: Interest rate	47	22
Equity	1,818	2,035
Real estate(2)	165	—
Currency(3)	—	—
Asset Management:(4)
Market risks:	—	—
thereof: Interest rate	—	—
Equity	—	—
Real estate(2)	—	—
Currency(3)	—	—
Corporate Items:
Market risks:	3,604	3,616
thereof: Interest rate	394	639
Equity	1,872	1,600
Real estate(2)	55	33
Currency(3)	1,283	1,344

Total	16,955	17,839

(1)	Internal risk capital is calculated as value-at-risk with a one-year holding period and a confidence level of 99.97%.
(2)	All real estate assets are non-trading. For our Banking segment, internal risk capital for real estate risk was introduced in 2006.
(3)

According to the Allianz Group’s policy, foreign currency risks are generally managed centrally at the Allianz Group level and are, therefore, allocated to the Corporate segment. As commodity risk is not significant on Group level, it is covered in our internal risk capital model within currency risk.

(4)

The internal risk capital calculation for the Asset Management segment at Group level is based on a standard model of Standard & Poor’s. This approach does not provide separate risk capital figures for market risk. Approximately 99% of the investments held by the Asset Management segment’s units are held for the benefit of third parties and, therefore, do not result in significant market risk for Allianz. As a result, the risk capital calculated for the Asset Management segment is allocated to business risk in its entirety.

Trading Portfolios

The trading portfolios of the Allianz Group contain all assets and liabilities classified as “held for trading” positions. In terms of activity and absolute volumes they relate primarily to the Banking segment. While our Banking segment business is separated into a designated trading portfolio and a non-trading portfolio, trading activities in the Property-Casualty, Life/Health and Corporate segments relate mainly to the hedging of insurance liabilities not internally classified as trading. Trading activities in the Asset Management segment are immaterial. In our worldwide trading activities, the Allianz Group uses financial derivatives both as non-standardized financial instruments for the individual management of market risks and as a component of structured financial transactions. The Allianz Group’s derivative trading activities focus on interest-bearing financial instruments, predominately interest rate swaps. The Allianz Group also uses currency, credit and equity/index derivatives.

Property-Casualty, Life/Health and Corporate Segments

The Allianz Group’s insurance business does not generally engage in trading activities. With the adoption of IAS 39, however, we are exposed to market risks due to trading positions not only in respect of the banking business but also in respect of the insurance business. However, derivatives used in the Allianz Group’s insurance operations are principally used for portfolio hedging and not for trading purposes. As mentioned above, we manage and measure risks on an economic basis applying a value-at-risk approach on a total portfolio basis of assets and liabilities and without addressing accounting classifications explicitly. Our internal risk capital model’s value-at-risk approach allows for efficient risk management by taking into account natural hedge positions and diversification effects within the overall portfolio.

Banking Segment

The Banking segment is active in trading equities, interest rate instruments, foreign exchange and commodities. The Banking segment uses derivatives in its trading portfolios primarily to meet customer demands as well as to hedge market and credit risk. Derivatives are also used to take advantage of market opportunities. Dresdner Bank has expanded its use of credit derivatives in line with market growth in order to meet client demands in this product field. In terms of volume, the primary derivative products held by the Allianz Group are interest rate swaps, futures and options as well as foreign exchange forwards and equity-related options. The primary exposures in foreign currencies are U.S. Dollars and British Pounds.

In 1998, the BaFin approved Dresdner Bank’s value-at-risk model for purposes of reporting market risks within the trading portfolio in accordance with Principle I of the German Banking Act. The BaFin also approved the improvements made to this model in 2001, 2002 and 2004. This value-at-risk model, which is used to evaluate capital adequacy for regulatory purposes and which forms the basis for our internal risk capital model, must take into account market fluctuations that can occur at a confidence level of 99% and a 10-day holding period. The value-at-risk model is supplemented by stress tests that estimate the potential loss under extreme market conditions.

For the purpose of setting internal limits and risk management, Dresdner Bank calculates a value-at-risk with a confidence level of 95% and a one-day holding period. While the value-at-risk for regulatory purposes is based on volatilities derived from equally weighted time series, the value-at-risk for internal use is based on volatilities derived from exponentially weighted time series, which assigns a greater weight to the most recent market developments. Therefore, unlike the value-at-risk calculation required by the BaFin, which is based on historical market data, we thus assign greater weight to the most recent market fluctuations. By doing so, we endeavor to reflect current market trends in the value-at-risk calculation on a timely basis.

Value-at-risk is only one of the instruments used to characterize and control the market risk profile of Dresdner Bank. In addition, Dresdner Bank uses operational risk indicators and limits, which are specifically adapted to the risk situation of the trading units. The Banking segment endeavors to control risk from trading by setting value-at-risk and operational market risk limits. Current limit utilization is determined and monitored on a daily basis. Any limit breach is immediately communicated to management so that corrective action can be taken.

Market risks within Dresdner Bank’s trading portfolio had a value-at-risk, with a 99% confidence level and a 10-day holding period, of €57 million as of December 31, 2006, compared to €66 million as of

December 31, 2005. Market risk from trading activities declined in comparison to last year mainly due to the lower interest rate risk.

Value-at-Risk Statistics (Dresdner Bank)

– 99% confidence level, 10-day holding period –

	As of December 31,		Years ended December 31,
			Average		High				Low
	2006	2005	2006	2005	2006		2005		2006		2005
	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn		€ mn		€ mn
Aggregate risk	57	66	46	49	89		105		26		26
Interest-rate risk	43	71	51	52	77		121		32		25
Equity risk	44	12	23	19	85		36		8		10
Currency risk	9	9	10	7	25		21		1		1
Commodity risk	4	1	4	3	17		10		1		—
Diversification effect	(43)	(27)	(42)	(32)	—	(1)	—	(1)	—	(1)	—	(1)

(1)	No diversification effects are taken into account because the high and low values were measured on different dates.

The following table shows the contribution of trading positions to the overall internal risk capital for market risks of the Allianz Group. The figures take into account diversification benefits for all the main sources of risk addressed in our internal risk capital model. Certain financial instruments are included in more than one risk category because they may be affected by changes in more than one parameter. For example, equities denominated in non-Euro currencies are affected by fluctuation in both stock prices and exchange rates.

Allocated Internal Risk Capital by Business Segment and Source of Risk(1)

– Trading Portfolio Before Minority Interests –

As of December 31,	2006	2005
	€ mn	€ mn
Property-Casualty:
Market risks:	72	36
thereof: Interest rate	9	4
Equity	63	32
Real estate(2)	—	—
Currency(3)	—	—
Life/Health:
Market risks:	230	183
thereof: Interest rate	—	1
Equity	230	182
Real estate(2)	—	—
Currency(3)	—	—
Banking:
Market risks:	60	35
thereof: Interest rate	8	16
Equity	47	15
Real estate(2)	—	—
Currency(3)	5	4
Asset Management:(4)
Market risks:	—	—
thereof: Interest rate	—	—
Equity	—	—
Real estate(2)	—	—
Currency(3)	—	—
Corporate Items:
Market risks:	140	177
thereof: Interest rate	—	—
Equity	138	174
Real estate(2)	—	—
Currency(3)	2	3

Total	502	431

(1)	Internal risk capital is calculated as value-at-risk with a one-year holding period and a confidence level of 99.97%.
(2)	All real estate assets are non-trading. For our Banking segment, internal risk capital for real estate risk was introduced in 2006.
(3)

According to the Allianz Group’s policy, foreign currency risks are generally managed centrally at the Allianz Group level and are, therefore, allocated to the Corporate segment. As commodity risk is not significant on Group level, it is covered in our internal risk capital model within currency risk.

(4)

The internal risk capital calculation for the Asset Management segment at Group level is based on a standard model of Standard & Poor’s. This approach does not provide separate risk capital figures for market risk. Approximately 99% of the investments held by the Asset Management segment’s units are held for the benefit of third parties and, therefore, do not result in significant market risk for Allianz. As a result, the risk capital calculated for the Asset Management segment is allocated to business risk in its entirety.

Credit Risk Measurement

Credit risk arises from claims against obligors like borrowers, counterparties, issuers, guarantors or insurers. Losses may result in the following events:

•	Failure to meet payment obligations (default risk)

•

In a given country, default on government debt, temporary suspension of payment obligations (“moratorium”), deterioration of economic or political conditions, expropriation of assets, inability to transfer assets abroad due to sovereign intervention, etc (country risk including transfer risk)

•	Failure in the settlement of transactions (settlement risk)

Group Risk’s credit risk methodology is comparable to one of the most widely used approaches in this area. We use a model to approximate the losses that the Allianz Group’s portfolio may incur. In accordance with our internal risk capital model, we consider losses within a one-year horizon. The model recognizes certain parameters that influence the risk of a portfolio. Values of variables like the exposure amount at the time of default or the probability of default of a counterparty are estimated.

We assume probability distributions and estimate their parameters for random variables such as the portion of a counterparty’s exposure that would be lost in event of default, of country or industry market-wide events or of counterparty-specific changes on the creditworthiness.

We perform Monte-Carlo simulations to obtain the loss profile of a given portfolio—its loss probability distribution. The loss profile serves as the basis of our credit risk measure.

Allocated Internal Risk Capital by Business Segment and Source of Risk(1)

– Total Portfolio Before Minority Interests –

As of December 31,	2006	2005
	€ mn	€ mn
Property-Casualty:
Credit risks:	1,844	1,753
thereof: Investment	521	505
Reinsurance	1,323	1,248
Life/Health:
Credit risks:	685	874
thereof: Investment	548	702
Reinsurance	137	172
Banking:
Credit risks:	3,236	3,575
thereof: Investment	3,236	3,575
Reinsurance	—	—
Asset Management:(2)
Credit risks:	—	—
thereof: Investment	—	—
Reinsurance	—	—
Corporate:
Credit risks:	2	6
thereof: Investment	2	6
Reinsurance	—	—

Total	5,767	6,208

(1)	Internal risk capital is calculated as value-at-risk with a one-year holding period and a confidence level of 99.97%.
(2)

The internal risk capital calculation for the Asset Management segment at Group level is based on a standard model of Standard & Poor’s. This approach does not provide separate risk capital figures for market risk. Approximately 99% of the investments held by the Asset Management segment’s units are held for the benefit of third parties and, therefore, do not result in significant market risk for Allianz. As a result, the risk capital calculated for the Asset Management segment is allocated to business risk in its entirety.

We monitor and manage credit risks pursuant to a limit system applicable to the entire Allianz Group. The limit system aggregates major risks having Group-wide significance such as credit insurance, lending and our capital investments and serves as the basis for controlling the risk on an Allianz Group-wide basis by detecting credit risks at an early stage.

Property-Casualty, Life/Health and Corporate Segments

In the Property-Casualty, Life/Health and Corporate segments credit risk arising from reinsurance counterparties are considered separately from issuer and counterparty risks arising from our asset investment activities, though the same methodology is applied.

Reinsurance credit risk. We take steps to limit our liability from insurance business by ceding part of the risks we assume to the international reinsurance market. When selecting our reinsurance partners, we consider only companies with strong credit profiles. To manage this credit risk, we compile Allianz Group-wide data on receivables from insurance losses. As of December 31, 2006, approximately 80% of the Allianz Group’s reinsurance recoverables were distributed among reinsurers with an investment grade rating. Additionally, more than 79% were distributed among reinsurers that have been assigned at least an “A” rating by Standard & Poor’s. We may also require letters of credit, deposits or other financial measures to further minimize our exposure to credit risk. See Note 10 to our consolidated financial statements for further information.

Ceded reserves by rating class as of December 31, 2006(1)

in € bn

(1)	Represents netted amounts per reinsurer.

Investment credit risk. We limit our fixed income investment credit risk by setting high requirements on the creditworthiness of our debtors and by diversifying our investments. Through our central credit risk management, we consolidate our exposure according to debtors and across all investment categories and business segments, and monitor the exposure of the Allianz Group on a monthly basis. As of December 31, 2006, approximately 91% of the fixed income investments of the insurance companies of the Allianz Group had an investment grade rating. More than 86% were distributed among obligors that had been assigned at least an “A” rating by Standard & Poor’s.

Fixed income investments by rating class as of

December 31, 2006

in € bn

Banking Segment

In the Banking Segment, credit risks include credit and counterparty risks in the lending business, issuer risks from our securities business, counterparty risks from trading activities and country risks.

We use our customers’ credit ratings as the central element for our approval, monitoring and control process. In this process, the various creditworthiness characteristics of our customers are represented in the form of rating classes. To categorize the default probability of a borrower, we use a system with 16 different rating classes. The first six classes correspond to “investment grade” and classes VII to XIV signify “non-investment grade”. Rating classes XV and XVI are default classes according to the Basel II definition. We assess and endeavor to improve our rating procedures on an ongoing basis.

The total credit risk exposure of Dresdner Bank of €341 billion includes loans from lending business and market values of trading positions, in the case of derivatives it contains the positive replacement values plus risk-based add-ons. As of December 31, 2006, approximately 82% of overall counterparty limits in the trading and non-trading portfolios of Dresdner

Bank were included in the rating classes I to VI, compared to 81% as of December 31, 2005. Approximately 18% of limits are included in the rating classes VII to XVI (2005: 19%). Furthermore, 97% (2005: 96%) of the counterparty limits in the trading portfolio are classified with a rating of I to VI.

Overall portfolio view by rating class as of December 31, 2006 (Dresdner Bank)

in %

Of Dresdner Bank’s lending activities measured by limits as of December 31, 2006, 29% (2005: 32%) were accounted for by the Private & Business Clients divisions and 71% (2005: 68%) by the Corporate & Investment Banking division.

Increasing loan volumes have been accompanied by a reduction of important risk parameters such as average probability of default, expected loss and internal risk capital. Dresdner Bank has made an effort to improve its loan quality, supported by state-of-the-art loan processes, the implementation of a value-oriented growth strategy as well as better economic environment. As of December 31, 2006, approximately 68% (2005: 64%) of Dresdner Bank’s loans were with investment grade counterparties.

In line with the observed portfolio quality, our total volume of problem loans and potential problem loans (measured by usage), which are two additional indicators for the quality of the loan portfolio, decreased from approximately €3.0 billion as of December 31, 2005 to €2.0 billion as of December 31, 2006.

Asset Management Segment

As part of the investment management process the Asset Management segment’s units assess credit risk affecting their customers’ portfolios. Though our asset management companies do not engage in any lending transactions, counterparty risks can arise in certain circumstances, such as with broker-related over-the-counter transactions. Our asset management companies analyze the creditworthiness of their counterparties and set limits per counterparty based on objective criteria.

Actuarial Risk Measurement

Actuarial risks consist of premium and reserve risks in the Property-Casualty segment as well as mortality risks in our Life/Health segment. In the Banking, Asset Management and Corporate segments actuarial risks are immaterial.

Property-Casualty Segment

Premium risk is defined as an unexpected high loss volume resulting in an insufficient coverage from premiums. Premium risk is subdivided into catastrophe risk (CAT risk) and non-catastrophe risk (non-CAT risk). We primarily quantify and manage premium risks using actuarial models used to calculate premiums and to monitor claim patterns. Natural disasters such as earthquakes, storms and floods represent a special challenge for risk management. In order to measure such risks and better estimate the potential effects of natural disasters, we use special modeling techniques in which we combine data about our portfolio (such as the geographic distribution of insurance amounts), with simulated natural disaster scenarios to estimate the magnitude of potential damage. Where such models do not exist (for example, hail risk in Germany), we use a scenario-based methodology.

In order to manage exposures due to natural catastrophes, the Management Board of Allianz SE has defined an earnings volatility limit for these exposures. These limitations are based at both the operating unit and Group levels and define the amount Allianz is willing to lose in any such event with an occurrence probability of once in 250 years.

Reserve risk quantifies the risk of loss resulting from deviations between payments for incurred losses that have not yet been definitively settled and the reserves established to cover these payments, which may be due to the use of an insufficient basis for the calculation of reserves. We measure and manage reserve risks by constantly monitoring the development of the provisions for insurance claims that have been submitted but not yet settled in all companies, and change the provision for reserves as necessary. To the extent available, we use assumptions approved by supervisory authorities and actuarial associations to enhance our models.

Actuarial risks in property-casualty insurance have led to fluctuations of the loss ratio in our Property-Casualty segment over time, as shown below.

Property-Casualty loss ratios for the years ended

December 31,(1)

in %

(1)	Loss ratios for the years ended December 31, 1997 to 2003 do not reflect the reporting changes effective January 1, 2006.

Life/Health Segment

Mortality risk is the risk associated with variability in policyholder benefits resulting from the unpredictability of the (non)-incidence of death and the timing of its occurrence. For modeling mortality risk within our internal risk capital framework we distinguish mortality level, trend and calamity risk. Biometric assumptions, such as life expectancy, play a significant role. To the extent available, we use assumptions approved by supervisory authorities and actuarial associations to enhance our models.

Business Risk Measurement

Business risks consist of operational risks and cost risks.

Operational risks. These are the risks of losses resulting from inadequate or failed internal processes, people and systems or from external events. The definition includes legal risk, whereas strategic risk and reputational risk are excluded in accordance with Basel II.

Cost risks. These risks consist of unanticipated fluctuations in earnings arising from a decline in income without a corresponding decrease in expenses and include the risk of budget deficits resulting from lower revenues or higher costs than budgeted. Within our Life/Health segment we also evaluate lapse risks.

Allocated Internal Risk Capital by Business Segment(1)

– Total Portfolio Before Minority Interests –

As of December 31,	2006	2005
	€ mn	€ mn
Property-Casualty:
Business risks:	1,941	1,927
Life/Health:
Business risks:	1,509	1,190
Banking:
Business risks:	570	550
Asset Management:
Business risks:	2,605	2,474
Corporate:
Business risks:	91	80

Total	6,716	6,221

(1)	Internal risk capital is calculated as value-at-risk with one-year holding period and confidence level of 99.97%.

Property-Casualty, Life/Health and Corporate Segments

Allianz has developed an operational risk framework for the Allianz Group that focuses on early recognition and pro-active management of operational risks. The framework defines roles and responsibilities, risk processes and methods and has been implemented at the major Allianz Group companies. Local risk managers implement this framework within the respective operating units. The operating units identify and evaluate relevant operational risks and control weaknesses through a bottom-up approach via self-assessment.

Complementing our pro-active local management approach, operational losses are collected in a central loss database and an analysis of the causes for significant losses is used to enable the operating units to implement measures to avoid or reduce future losses. The measures adopted may include revising processes, improving failed or inappropriate controls, installing comprehensive security systems and strengthening emergency plans. This structured reporting is designed to provide comprehensive and timely information to senior management of the relevant local operating units.

Cost risks include new business risk, which is the risk that the volume of new business is so low that our fixed acquisition costs cannot be covered by the premiums from new business. It also includes maintenance expense risk, which is a decrease in value due to unexpectedly high increases in maintenance and administrative expenses associated with in-force business.

We consider the lapse risk in our Life/Health insurance business to mean the unexpected economic losses due to early cancellation of contracts by our customers. We assess this risk by calculating technical reserves using probability data based on historic rates of cancellation in our respective local markets.

Banking Segment

Dresdner Bank has a process for the systematic identification, measurement and management of operational risks. The main sources of risk for operational risk are evaluated in the framework of a structured scenario analysis. A historical loss database is employed to record and analyze losses that actually occur. As part of a scenario-based loss data approach, Dresdner Bank has developed an internal model for risk capital calculation for operational risk, which is based on both internal and external loss data, as well as scenario analysis results along with statistical modeling of extreme events. This internal risk model calculates the risk capital requirement taking into account the criteria of the Basel II Advanced Measurement Approach (or “AMA”).

Cost-cutting measures implemented in the past have significantly reduced risks associated with fixed costs. Above and beyond current and future foreseeable regulatory capital requirements, cost risks are backed by economic risk capital as part of internal risk management procedures in Dresdner Bank. Risk capital requirements are determined on the basis of the divisional business plans using a stress scenario approach that assumes specific stress scenarios for the individual earnings and cost components.

Asset Management Segment

Operational risks are managed through structured processes and controls that include categorization of risks and allocation of responsibilities. Where appropriate, our asset management companies employ a process for the systematic identification, measurement, and controlling of operational risks, and the key methodology to assist in this process is a structured self-assessment. Loss databases are employed to record and analyze losses as they occur. In addition, the local units produce regular reports of operational risks.

All operating units are responsible for monitoring and reducing business continuity risks. We employ strict business continuity standards for all key processes in the value chain.

Our asset management units maintain comprehensive compliance functions that employ a Code of Ethics as well as anti-fraud and anti-money laundering policies to comply with regulations related to their investment management business.

All risk management and control processes are regularly reviewed for effectiveness and actions are taken where areas for improvement are identified. Internal Audit plays a key role in the review process. In addition, risk management and control processes of our asset management companies are subject to periodic examinations by regulatory authorities.

A comprehensive internal system of regular reporting and forecasting is used to manage cost risks. Both the financial and investment performance of our product lines and business segments are constantly monitored and analyzed by the operating units, Allianz Global Investors Global Corporate Center and the Allianz Group.

Management of Other Risks

There are certain risks that cannot be quantified using our internal risk capital model. For these risks, we pursue a systematic approach with respect to identification, analysis, assessment and monitoring. The assessment is based on qualitative criteria or using scenario analyses. For example, these risks include:

Liquidity Risk

Liquidity risk is the risk that short-term current or future payment obligations cannot be met or can only be met on the basis of altered conditions, along with the risk that in the event of a company liquidity crisis, refinancing is only possible at higher interest rates or that assets may have to be liquidated at a discount. Liquidity risk does not include the risk of a change in market prices due to a worsening of the market liquidity of assets, as this is a component of market risk analyzed through our internal risk capital model.

Property-Casualty, Life/Health and Corporate segments. Liquidity risk in our insurance segments is a secondary risk following external events, such as natural disasters, that are generally reflected in other risks. Limiting and monitoring of the associated primary risks (such as through the use of reinsurance) helps limit our liquidity risk. The quality of our investments also provides comfort that we can meet high liquidity requirements in unlikely events. We employ actuarial methods for estimating our liabilities arising from insurance contracts. In the course of standard liquidity planning we reconcile the cash flows from our investment portfolio with our commitments to pay liabilities. These analyses are performed on the operating unit level and aggregated at the Group level. Excess liquidity is centrally pooled and can be transferred to single operating units if necessary.

Banking segment. In this segment, the treasury function is responsible for liquidity management and the risk function is responsible for monitoring liquidity risk. The Dresdner Bank Group Liquidity Policy implements both internal standards and regulatory requirements. The liquidity risk measures include a reporting process for limit breaches and provisions for emergency planning. Liquidity risk measurement is based on Dresdner Bank’s liquidity management system, which models the maturities of all cash flows and compiles a scenario-based liquidity balance sheet, taking into account available prime-rated securities. Limits on liquidity gaps are established to manage short-term liquidity risk.

Asset Management segment. We endeavor to limit liquidity risk by continually reconciling the cash flow from our operating business with our commitments to pay liabilities. Forecasting and managing liquidity is a regular process, designed to meet both regulatory requirements and Allianz Group standards.

Reputational Risk

Reputational risk is the risk of loss caused by a decline in the reputation of the Allianz Group unit or one or more of its specific operating units from the perspective of its stakeholders, shareholders, customers, staff, business partners or the general public. First, each action, existing or new transaction or product that poses reputational risk to the Allianz Group could lead to losses in the value of our reputation, either directly or indirectly, and could also result in losses in other risk categories. Second, every loss in other risk categories, irrespective of its size, can pose reputational risk to the Allianz Group if and when it is made public. Therefore, reputational risk can both cause and result from losses in all risk categories such as market or credit risks.

Group Risk identifies and assesses this risk qualitatively as part of a quarterly evaluation. On the basis of this evaluation, Group Risk creates an overview of local and global risks which also includes reputational risks, analyses the risk profile of the Allianz Group and regularly informs management about the current situation.

Strategic Risk

Strategic risk is the risk of an unexpected negative change in the company value, arising from the adverse effect of management decisions on both business strategies and their implementation. This risk is a function of the compatibility between strategic goals, the business strategies developed to achieve those goals and the resources deployed to achieve those goals. Strategic risk also includes the ability of management to effectively analyze and react to external factors, which could impact the future direction of the relevant operating unit.

These risks are evaluated and analyzed quarterly in the same way as reputational risk.

Risk Monitoring by Third-Parties

Supervisory authorities and rating agencies are additional risk monitoring bodies. Supervisory authorities stipulate the minimum precautions and capital requirements that we must meet in individual countries and on an international level. Rating agencies evaluate the relationship between the required risk capital of a company and its available safeguards. In the agencies’ evaluation of capital resources, they consider equity shown in the balance sheet, minority interests and other items representing additional securities in times of crisis. As of

December 31, 2006, this total was at a level that corresponds to our current ratings. As of December 31, 2006, the financial strength of the Allianz Group was rated by Standard & Poor’s as “AA-” (outlook positive), by A. M. Best as “A+” (outlook stable), and by Moody’s as “Aa3” (outlook stable).

Outlook

We plan to continue to strengthen our risk management system in 2007. We strive to constantly improve our accumulation monitoring systems for accumulating risk-related data, particularly those related to natural and man-made catastrophes. We are continuing to develop our modeling for natural catastrophes and to combine results with geographical information systems. We also continue to develop our monitoring and early warning systems related to “Emerging Risks”, which are new and developing or existing risks that are difficult to quantify in terms of frequency and severity of potential losses. Therefore, these Emerging Risks are generally characterized by major uncertainty. Discontinuities in the evolution of a risk are often driven by scientific-technological, socio-political or legal and regulatory changes.

In 2007, the Group Risk function at Allianz SE plans to embark on a multi-year project to consolidate all Allianz Group-related risk information, calculations and analysis onto one technology platform. This platform will be centrally hosted and available to support risk staff both in the Group Center and in the operating units around the world. Data from a data warehouse for both finance and risk data will be included on the platform to provide consistency between both areas. It will also be subject to a rigorous but flexible change management process designed to serve as a Solvency II platform.

Furthermore in 2007, we expect to introduce a revised internal risk capital model for life insurance business. The new model is part of an integrated framework addressing the Market Consistent Embedded Value (MCEV) calculation, the assessment of risk capital and the estimation of sensitivity analyses for our life portfolios. When fully introduced, this model is expected to provide significant support to the risk management of our life insurance business.

We also plan to continue our project to evaluate derivatives on the basis of an Allianz Group-wide uniform IT system. In addition, we will further strengthen and clarify our guidelines for handling derivatives.

We are monitoring the Solvency II Project to prepare for the anticipated changes to the European insurance solvency requirements. In particular, we are continuously updating the methodology of our internal risk model to meet future requirements on internal models resulting from this project.

ITEM 12. Description of Securities Other than Equity Securities

Not applicable.

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15: Controls and Procedures

For its fiscal year ending December 31, 2006, Allianz performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. In doing so, we recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance of achieving the desired control objectives. Allianz’s management is required to apply judgment in evaluating the risks facing Allianz in achieving its objectives, in determining the risks that are considered acceptable to bear, in assessing the likelihood of the risks concerned materializing, in identifying its ability to reduce the incidence and impact on the business of risks concerned materializing, in identifying its ability to reduce the incidence and impact on the business of risks that do materialize and in ensuring the costs of operating particular controls are proportionate to the benefit.

Under the supervision and with the participation of our management, including our Chief Executive

Officer and Chief Financial Officer, we have evaluated Allianz’s disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, in light of the judgments noted above as of the end of the period covered by this report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that these disclosure controls and procedures provided reasonable assurance as to effectiveness as of December 31, 2006.

Management’s Annual Report on Internal Control Over Financial Reporting

The management of Allianz is responsible for establishing and maintaining adequate internal control over financial reporting. Allianz’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) and accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Allianz; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorizations of the management and the directors of Allianz; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Allianz’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework.” Based on this assessment, Allianz’s management has concluded that Allianz maintained effective internal control over financial reporting as of December 31, 2006.

Report of Independent Registered Public Accounting Firm

To the Board of Management and Supervisory Board of Allianz SE:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Allianz SE and subsidiaries (collectively, “the Allianz Group”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Allianz Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Allianz Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Allianz Group maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Allianz Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Allianz Group as of December 31, 2006 and 2005, and the related consolidated income statements, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated June 14, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Munich, Germany

June 14, 2007

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during fiscal year 2006, which have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

Our Supervisory Board has determined that Dr. Gerhard Cromme, Dr. Wulf H. Bernotat and Igor Landau meet the criteria of an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F. Dr. Gerhard Cromme, Dr. Wulf H. Bernotat and Igor Landau are “independent” members of the Supervisory Board in accordance with NYSE listing standards applicable to Allianz SE.

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

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by KPMG DTG or KPMG DTG and the worldwide member firms of KPMG International (or “KPMG”) in each of the following categories: (i) Audit Fees, which comprise fees billed for services rendered for the audit of the Allianz Group’s consolidated financial statements, the statutory audits of the financial statements of Allianz SE and its subsidiaries or services that are normally provided in connection with statutory and regulatory filings or engagements; (ii) Audit Related Fees, which comprise fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and which are not reported under (i); (iii) Tax Fees, which comprise fees billed for professional services rendered for tax advice and tax compliance; and (iv) All Other Fees, which comprise fees billed for all other products and services provided other than the services reported under (i) through (iii).

Fees of KPMG worldwide

	2006		2005
	€ mn		€ mn
Audit fees	57.8	(1)	60.1
Audit-related fees	8.1		11.0
Tax fees	6.0		4.0
All other fees	7.0		12.1

Total(2)	78.9	(1)	87.2

(1)	Includes €1.7 mn, thereof €1.1 mn attributable to KPMG DTG, additional audit service for Dresdner Bank Group relating to fiscal year 2005 which have been billed in 2006.
(2)

Fees attributable to KPMG DTG for audit fees were €24.7 mn (2005: €26.3 mn), audit-related fees €3.6 mn (2005: €3.6 mn), tax fees €2.7 mn (2005: €1.0 mn) and all other fees €3.6 mn (2005: €3.7 mn) for the year ended December 31, 2005.

Audit fees KPMG billed the Allianz Group an aggregate of €57.8 million in 2006 and €60.1 million in 2005 in connection with professional services rendered for the audit of our annual consolidated financial statements and services normally provided by KPMG in connection with statutory and regulatory filings or engagements. These services consisted mainly of periodic review engagements and the annual audit.

Audit-related fees KPMG billed the Allianz Group an aggregate of €8.1 million in 2006 and €11.0 million in 2005 for assurance and related services. These services consisted primarily of advisory and consulting services related to accounting and financial reporting standards and financial due diligence services.

Tax fees KPMG billed the Allianz Group an aggregate of €6.0 million in 2006 and €4.0 million in 2005 for professional services, primarily for tax advice and tax compliance.

All other fees KPMG billed the Allianz Group an aggregate of €7.0 million in 2006 and €12.1 million in 2005 for other services, which consisted primarily of general consulting services and other services under the guidance of Allianz Group management.

All services provided by KPMG to Allianz Group companies must be approved by the Audit Committee of the Allianz SE Supervisory Board. Services other than audit services must be pre-approved by the Audit Committee. The Audit Committee pre-approval process is based on the use of a “Positive List” of activities decided by the Audit Committee and, in addition, a “Guiding Principles and User Test” is applied. All internal control-related services are specifically pre-approved by the Audit Committee. Group Compliance and KPMG report to the Audit Committee periodically with respect to services performed. In 2006, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services subject to paragraph (c)(7)(1)(G) of Rule 2-01 of Regulation S-X was less than 5%.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Our Audit Committee consists of three shareholder representatives and two employee representatives, one of whom is employed by the Allianz Group. With respect to the employee representative employed by the Allianz Group, Allianz SE relies on the exemption afforded by Rule 10A-3(b)(1)(iv)(C) under the Securities Exchange Act of 1934. We believe that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth the information with respect to purchases made by or on behalf of Allianz SE or any “affiliated purchaser”, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, of Allianz SE shares for the year ended December 31, 2006.

Period		Total Number of Shares Purchased(1)		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January	1/1/06-1/31/06	—		—		N/A	N/A
February	2/1/06-2/28/06	—		—
March	3/1/06-3/31/06	—		—
April	4/1/06-4/30/06	—		—
May	5/1/06-5/31/06	—		—
June	6/1/06-6/30/06	—		—
July	7/1/06-7/31/06	—		—
August	8/1/06-8/31/06	—		—
September	9/1/06-9/30/06	—		—
October	10/1/06-10/31/06	—		—
November	11/1/06-11/30/06	986,741	(2)	131.00	(2)
December	12/1/06-12/31/06	—		—

Total		986,741		131.00

(1)

This table excludes market-making and related hedging purchases by Dresdner Bank and certain other Allianz Group entities. The table also excludes Allianz SE shares purchased by investment funds managed by Allianz Group entities for clients in accordance with investment strategies that are established by fund managers acting independently of Allianz SE.

(2)	Allianz SE purchased these newly issued shares in connection with the Allianz Group’s Employee Stock Purchase Plan.

PART III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

See pages F-1 forward for the consolidated financial statements required by this item.

ITEM 19. Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Document

1.1	Statutes of Allianz SE, dated April 2007

4.1	English translation of the Merger Plan between Allianz AG and Riunione Adriatica di Sicurtà S.p.A., dated December 16, 2005 (Incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form F-4 filed with the SEC on December 22, 2005 (File No. 333-128715))

7.1	Statement regarding ratio of earnings to fixed charges

8.1	List of subsidiaries

12.1	Certification of the Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft

ALLIANZ GROUP

Other Information
42	Supplemental information on the Banking Segment	F-87
43	Derivative financial instruments	F-89
44	Fair value of financial instruments	F-93
45	Related party transactions	F-95
46	Contingent liabilities, commitments, guarantees, and assets pledged and collateral	F-95
47	Pensions and similar obligations	F-101
48	Share-based compensation plans	F-103
49	Restructuring plans	F-111
50	Earnings per share	F-114
51	Other information	F-115
52	Subsequent events	F-116
53

Summary of significant differences between the accounting principles used in the preparation of the consolidated financial statements and accounting principles generally accepted in the United States of America

F-118
54	Selected subsidiaries and other holdings	F-140
	Glossary	F-146
Schedules
	Schedule I Summary of Investments	S-1
	Schedule II Parent Only Condensed Financial Statements (IFRS Basis)	S-2
	Schedule III Supplementary Insurance Information	S-8
	Schedule IV Supplementary Reinsurance Information	S-10

Report of Independent Registered Public Accounting Firm

To the Board of Management and Supervisory Board

of Allianz SE:

We have audited the accompanying consolidated balance sheets of Allianz SE and subsidiaries (collectively, “the Allianz Group”) as of December 31, 2006 and 2005, and the related consolidated income statements, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements we have also audited the accompanying financial statement schedules I to IV. These consolidated financial statements and financial statement schedules are the responsibility of the Allianz Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Allianz Group as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with International Financial Reporting Standards, as adopted by the EU. Also in our opinion, the related financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 53 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Allianz Group’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 14, 2007, expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Munich, Germany

June 14, 2007

Allianz Group

Consolidated Balance Sheets

As of December 31,		2006	2005
	Note	€ mn	€ mn
ASSETS
Cash and cash equivalents	6	33,031	31,647
Financial assets carried at fair value through income(1)	7	156,869	180,346
Investments(2)	8	298,134	285,015
Loans and advances to banks and customers	9	408,278	336,808
Financial assets for unit linked contracts		61,864	54,661
Reinsurance assets	10	19,360	22,120
Deferred acquisition costs	11	19,135	18,141
Deferred tax assets	41	4,727	5,299
Other assets	12	38,893	42,293
Intangible assets	13	12,935	12,958

Total assets		1,053,226	989,288

As of December 31,		2006	2005
	Note	€ mn	€ mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	14	79,699	86,842
Liabilities to banks and customers	15	361,078	310,316
Unearned premiums	16	14,868	14,524
Reserves for loss and loss adjustment expenses	17	65,464	67,005
Reserves for insurance and investment contracts	18	287,697	278,312
Financial liabilities for unit linked contracts	19	61,864	54,661
Deferred tax liabilities	41	4,618	5,324
Other liabilities	20	49,764	51,315
Certificated liabilities	21	54,922	59,203
Participation certificates and subordinated liabilities	22	16,362	14,684
Total liabilities		996,336	942,186

Shareholders’ equity	23	50,481	39,487
Minority interests	23	6,409	7,615
Total equity		56,890	47,102

Total liabilities and equity		1,053,226	989,288

(1)	As of December 31, 2006, €90,211 mn are pledged to creditors and can be sold or repledged (2005: €77,954 mn).
(2)	As of December 31, 2006, €3,156 mn are pledged to creditors and can be sold or repledged (2005: €5,079 mn).

Allianz Group

Consolidated Income Statements

	Note	2006	2005	2004
		€ mn	€ mn	€ mn
Premiums written		65,275	64,766	63,690
Ceded premiums written		(6,218)	(6,429)	(6,569)
Change in unearned premiums		(533)	(655)	(332)
Premiums earned (net)	24	58,524	57,682	56,789
Interest and similar income	25	23,956	22,644	21,196
Income from financial assets and liabilities carried at fair value through income (net)	26	940	1,163	1,677
Realized gains/losses (net)	27	6,151	4,978	4,568
Fee and commission income	28	8,856	8,162	6,813
Other income	29	86	92	329
Income from fully consolidated private equity investments	30	1,392	598	175

Total income		99,905	95,319	91,547

Claims and insurance benefits incurred (gross)	31	(45,523)	(46,802)	(45,994)
Claims and insurance benefits incurred (ceded)	31	3,226	4,032	3,188
Claims and insurance benefits incurred (net)	31	(42,297)	(42,770)	(42,806)
Change in reserves for insurance and investment contracts (net)	32	(11,375)	(11,176)	(9,556)
Interest expense	33	(5,759)	(6,377)	(5,688)
Loan loss provisions	34	(36)	109	(354)
Impairments of investments (net)	35	(775)	(540)	(1,475)
Investment expenses	36	(1,108)	(1,092)	(767)
Acquisition and administrative expenses (net)	37	(23,486)	(22,559)	(21,969)
Fee and commission expenses	38	(2,351)	(2,312)	(1,804)
Amortization of intangible assets		(51)	(50)	(1,362)
Restructuring charges	49	(964)	(100)	(347)
Other expenses	39	1	(51)	(200)
Expenses from fully consolidated private equity investments	40	(1,381)	(572)	(175)

Total expenses		(89,582)	(87,490)	(86,503)

Income before income taxes and minority interests in earnings		10,323	7,829	5,044
Income taxes	41	(2,013)	(2,063)	(1,610)
Minority interests in earnings		(1,289)	(1,386)	(1,168)

Net income		7,021	4,380	2,266

		€	€	€
Basic earnings per share	50	17.09	11.24	6.19
Diluted earnings per share	50	16.78	11.14	6.16

Allianz Group

Consolidated Statements of Changes in Equity

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity	Minority interests	Total equity
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of January 1, 2004	19,347	4,093	(1,893)	6,446	27,993	7,266	35,259
Foreign currency translation adjustments	—	—	(805)	(12)	(817)	(2)	(819)
Available-for-sale investments
Unrealized gains and losses (net) arising during the year(1)	—	—	—	2,336	2,336	482	2,818
Transferred to net income on disposal(2)	—	—	—	(1,405)	(1,405)	(166)	(1,571)
Cash flow hedges	—	—	—	225	225	(1)	224
Miscellaneous	—	217	—	(260)	(43)	(533)	(576)
Total income and expense recognized directly in shareholders’ equity	—	217	(805)	884	296	(220)	76
Net income	—	2,266	—	—	2,266	1,168	3,434
Total recognized income and expense for the year	—	2,483	(805)	884	2,562	948	3,510
Paid-in capital	86	—	—	—	86	—	86
Treasury shares	—	(59)	—	—	(59)	—	(59)
Transactions between equity holders	—	(73)	64	(27)	(36)	—	(36)
Dividends paid	—	(551)	—	—	(551)	(518)	(1,069)

Balance as of December 31, 2004	19,433	5,893	(2,634)	7,303	29,995	7,696	37,691
Foreign currency translation adjustments	—	—	1,601	50	1,651	33	1,684
Available-for-sale investments
Unrealized gains and losses (net) arising during the year(1)	—	—	—	3,805	3,805	549	4,354
Transferred to net income on disposal(2)	—	—	—	(1,114)	(1,114)	(133)	(1,247)
Cash flow hedges	—	—	—	3	3	—	3
Miscellaneous	—	370	—	—	370	141	511
Total income and expense recognized directly in shareholders’ equity	—	370	1,601	2,744	4,715	590	5,305
Net income	—	4,380	—	—	4,380	1,386	5,766
Total recognized income and expense for the year	—	4,750	1,601	2,744	9,095	1,976	11,071
Paid-in capital	2,183	—	—	—	2,183	—	2,183
Treasury shares	—	352	—	—	352	—	352
Transactions between equity holders	—	(1,742)	1	277	(1,464)	(1,328)	(2,792)
Dividends paid	—	(674)	—	—	(674)	(729)	(1,403)

Balance as of December 31, 2005	21,616	8,579	(1,032)	10,324	39,487	7,615	47,102
Foreign currency translation adjustments	—	—	(1,175)	(4)	(1,179)	(276)	(1,455)
Available-for-sale investments
Unrealized gains and losses (net) arising during the year(1)(3)	—	—	—	4,731	4,731	20	4,751
Transferred to net income on disposal(2)	—	—	—	(1,744)	(1,744)	(146)	(1,890)
Cash flow hedges	—	—	—	1	1	—	1
Miscellaneous	—	246	—	—	246	111	357
Total income and expense recognized directly in shareholders’ equity	—	246	(1,175)	2,984	2,055	(291)	1,764
Net income	—	7,021	—	—	7,021	1,289	8,310
Total recognized income and expense for the year	—	7,267	(1,175)	2,984	9,076	998	10,074
Paid-in capital	129	—	—	—	129	—	129
Treasury shares	—	910	—	—	910	—	910
Transactions between equity holders	3,653	(2,316)	(3)	356	1,690	(1,552)	138
Dividends paid	—	(811)	—	—	(811)	(652)	(1,463)

Balance as of December 31, 2006	25,398	13,629	(2,210)	13,664	50,481	6,409	56,890

(1)

During the year ended December 31, 2006 unrealized gains and losses (net) arising during the year included in shareholders’ equity are net of deferred tax benefit of €478 mn (2005: deferred tax charge of €568 mn; 2004: deferred tax charge of €868 mn).

(2)	During the year ended December 31, 2006, realized gains/losses (net) transferred to net income on disposal are net of income tax charge of €308 mn (2005: €303 mn; 2004: €318 mn).
(3)	Includes €2,005 mn unrealized gains from the investment in Industrial and Commercial Bank of China (“ICBC”) as of December 31, 2006.

Allianz Group

Consolidated Statements of Cash Flows

	2006	2005	2004
	€ mn	€ mn	€ mn
Summary
Net cash flow provided by (used in) operating activities	20,265	47,311	1,293
Net cash flow provided by (used in) investing activities	(34,450)	(22,922)	(9,155)
Net cash flow provided by (used in) financing activities	15,647	(8,442)	(2,014)
Effect of exchange rate changes on cash and cash equivalents	(78)	72	(24)
Change in cash and cash equivalents	1,384	16,019	(9,900)
Cash and cash equivalents at beginning of period	31,647	15,628	25,528
Cash and cash equivalents at end of period	33,031	31,647	15,628
Cash flow from operating activities:
Net income	7,021	4,380	2,266
Adjustments to reconcile net income to net cash flow provided by (used in) operating activities:
Minority interests in earnings	1,289	1,386	1,168
Share of earnings from investments in associates and joint ventures	(287)	(253)	(253)
Realized gains/losses (net) and impairments of investments (net) of:
Available-for-sale and held-to-maturity investments, investments in associates and joint ventures, real estate held for investment, loans to banks and customers	(5,376)	(4,438)	(3,093)
Other investments, mainly financial assets held for trading and designated at fair value through income	(947)	(1,557)	(1,651)
Depreciation and amortization	916	723	1,236
Amortization of goodwill	—	—	1,164
Loan loss provision	36	(109)	354
Interest credited to policyholder accounts	3,126	2,748	2,523
Net change in:
Financial assets and liabilities held for trading	19,265	10,371	(30,174)
Reverse repurchase agreements and collateral paid for securities borrowing transactions	(50,096)	43,508	(19,368)
Repurchase agreements and collateral received from securities lending transactions	36,990	(18,692)	33,488
Reinsurance assets	663	428	1,499
Deferred acquisition costs	(1,434)	(1,753)	(1,171)
Unearned premiums	593	876	286
Reserves for losses and loss adjustment expenses	(188)	2,621	1,274
Reserves for insurance and investment contracts	7,025	7,634	7,049
Deferred tax assets/liabilities	292	(39)	470
Other (net)	1,377	(523)	4,226
Subtotal	13,244	42,931	(973)

Net cash flow provided by (used in) operating activities	20,265	47,311	1,293

Cash flow from investing activities:
Proceeds from the sale, maturity or repayment of:
Financial assets designated at fair value through income	7,207	9,981	1,332
Available-for-sale investments	118,747	137,915	124,481
Held-to-maturity investments	336	534	781
Investments in associates and joint ventures	730	3,938	1,876
Assets held for sale	2,253	792	—
Real estate held for investment	1,376	1,091	890
Loans and advances to banks and customers (purchased loans)	8,365	5,195	3,739
Property and equipment	453	113	667

Subtotal	139,467	159,559	133,766

Allianz Group

Consolidated Statements of Cash Flows—(Continued)

	2006	2005	2004
	€ mn	€ mn	€ mn
Payments for the purchase or origination of:
Financial assets designated at fair value through income	(9,680)	(11,278)	(2,297)
Available-for-sale investments	(130,949)	(161,583)	(135,005)
Held-to-maturity investments	(280)	(255)	(1,071)
Investments in associates and joint ventures	(491)	(934)	(526)
Assets held for sale	—	(178)	—
Real estate held for investment	(860)	(1,064)	(1,752)
Loans and advances to banks and customers (purchased loans)	(10,598)	(5,493)	(6,172)
Property and equipment	(1,588)	(1,126)	(2,345)
Subtotal	(154,446)	(181,911)	(149,168)
Business combinations (Note 4):
Proceeds from sale, net of cash disposed	—	2,029	(886)
Acquisition, net of cash acquired	(344)	—	(416)
Change in other loans and advances to banks and customers (originated loans)	(19,224)	(1,877)	10,287
Other (net)	97	(722)	(2,738)

Net cash flow provided by (used in) investing activities	(34,450)	(22,922)	(9,155)

Cash flow from financing activities:
Policyholders’ account deposits	13,234	14,118	10,364
Policyholders’ account withdrawals	(8,432)	(5,560)	(4,232)
Net change in liabilities to banks and customers	13,524	(19,167)	(14,597)
Proceeds from the issuance of certificated liabilities, participation certificates and subordinated liabilities	103,429	115,422	107,861
Repayments of certificated liabilities, participation certificates and subordinated liabilities	(103,946)	(111,737)	(100,698)
Cash inflow from capital increases	98	2,159	69
Transactions between equity holders	(70)	(2,932)	(598)
Dividends paid to shareholders	(1,463)	(1,403)	(1,069)
Net cash from sale or purchase of treasury shares	(458)	2,061	(53)
Other (net)	(269)	(1,403)	939

Net cash flow provided by (used in) financing activities	15,647	(8,442)	(2,014)

Supplementary information on the consolidated statement of cash flows:
Income taxes paid	(2,241)	(1,644)	(1,691)
Dividends received	1,946	1,476	1,339
Interest received	20,598	19,796	18,780
Interest paid	(5,556)	(6,332)	(5,687)

Significant non-cash transactions:
Settlement of exchangeable bonds issued by Allianz Finance II B.V. with shares:
Available-for-sale investments	(1,074)	—	(989)
Certificated liabilities	(1,074)	—	(989)
Novation of quota share reinsurance agreement:
Reinsurance assets	(1,111)	(1,117)	—
Deferred acquisition costs	76	76	—
Payables from reinsurance contracts	(1,035)	(1,041)	—
Effects from the merger of RAS with and into Allianz AG (Note 4):
Revenue reserves	(2,362)	—	—
Minority interests	(1,659)	—	—
Paid-in capital	3,653	—	—
Unrealized gains and losses (net)	368	—	—
Proceeds from sales of available-for-sale investments:
Debt securities	89,813	107,929	101,239
Equity securities	21,696	24,800	17,462

Total	111,509	132,729	118,701

Notes to the Allianz Group’s Consolidated Financial Statements

1    Nature of operations and basis of presentation

Nature of operations

Allianz SE and its subsidiaries (“the Allianz Group”) have global Property-Casualty insurance, Life/Health insurance, Banking and Asset Management operations in more than 70 countries, with the largest of its operations in Europe. The Allianz Group’s headquarters are located in Munich, Germany. The parent company of the Allianz Group is Allianz SE, Munich. On October 13, 2006 Allianz AG changed its legal form to that of a European Company or Societas Europaea (“SE”) incorporated in Germany. It is recorded in the Commercial Register of the municipal court Munich under its registered address at Königinstraße 28, 80802 Munich.

Basis of presentation

The consolidated financial statements of the Allianz Group have been prepared in conformity with International Financial Reporting Standards (“IFRS”), as adopted under European Union (“EU”) regulations in accordance with section 315a of the German Commercial Code (“HGB”). IFRS as adopted by the EU offers certain options for applying IFRS standards. The Allianz Group’s application of these options results in no material differences between IFRS as adopted by the EU and IFRS as adopted by the International Accounting Standard Board (“IASB”).

IFRS does not provide specific guidance concerning all aspects of the recognition and measurement of insurance and reinsurance contracts. Therefore, as envisioned in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the provisions embodied under accounting principles generally accepted in the United States of America (“US GAAP”) have been applied to those aspects where specific guidance is not provided by IFRS 4, Insurance Contracts. See Note 3 regarding changes to IFRS effective January 1, 2006. The consolidated financial statements are presented in millions of Euro (€).

2    Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements of the Allianz Group include those of Allianz SE, its subsidiaries and certain investment funds and special purpose entities (“SPEs”). Subsidiaries, investment funds and SPEs, hereafter “subsidiaries”, which are directly or indirectly controlled by the Allianz Group, are consolidated. Subsidiaries are consolidated from the date control is obtained by the Allianz Group. Subsidiaries are consolidated until the date that the Allianz Group no longer maintains control. The Allianz Group has used interim financial statements for certain subsidiaries whose fiscal year is other than December 31, but not exceeding a lag of three months. The effects of intra-Allianz Group transactions have been eliminated.

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

Acquisitions and disposals of minority interests are treated as transactions between equity holders. Therefore, any difference between the acquisition cost or sale price of the minority interest and the carrying amount of the minority interest is recognized as an increase or decrease of equity.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The Allianz Group transfers financial assets to certain SPEs in revolving securitizations of commercial mortgage or other loan portfolios. The Allianz Group consolidates these SPEs as the Allianz Group continues to control the financial assets transferred and retains the servicing of such loans.

Foreign currency translation and transactions

The individual financial statements of each of the Allianz Group’s subsidiaries are prepared in the prevailing currency in the environment where the subsidiary conducts its ordinary activities (its functional currency). Transactions recorded in currencies other than the functional currency (foreign currencies) are recorded at the rate of exchange on the date of the transaction. At the balance sheet date, monetary assets and liabilities recorded in foreign currencies are translated into the functional currency using the closing exchange rate and non-monetary assets and liabilities are translated at historical rates.

Currency gains and losses arising from foreign currency transactions are reported in investment expenses.

For purposes of the consolidated financial statements, the results and financial position of each of the Allianz Group’s subsidiaries are expressed in Euro, the functional currency of the Allianz Group. Assets and liabilities of subsidiaries not reporting in Euro are translated at the closing rate on the balance sheet date and income and expenses are translated at the quarterly average exchange rate. Any foreign currency translation differences, including those arising from the equity method, are recorded directly in shareholders’ equity, as foreign currency translation adjustments.

Fair value of financial assets and liabilities

The fair values of financial instruments traded in active markets (such as publicly traded derivatives and trading and available-for-sale investments) are based on quoted market prices or dealer price quotations on the last exchange trading day prior to the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the quoted market price used for financial liabilities is the current ask price.

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. Valuation techniques include net present value techniques, the discounted cash flow method, comparison to similar instruments for which observable market prices exist and other valuation models. The Allianz Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. In the process, appropriate adjustments are made for credit and measurement risks.

Use of estimates and assumptions

The preparation of consolidated financial statements requires the Allianz Group to make estimates and assumptions that affect items reported in the consolidated balance sheets and consolidated income statements, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant accounting estimates are associated with the reserves for loss and loss adjustment expenses, reserves for insurance and investment contracts, loan loss allowance, fair value and impairments of financial instruments, goodwill, deferred acquisition costs, deferred taxes and reserves for pensions and similar obligations.

Supplementary information on the Allianz Group’s assets

Cash and cash equivalents

Cash and cash equivalents include balances with banks payable on demand, balances with central banks, cash on hand, treasury bills to the extent they are not included in financial assets held for trading, checks and bills of exchange which are eligible for refinancing at central banks, subject to a maximum term of three months from the date of acquisition.

Financial assets carried at fair value through income

Financial assets carried at fair value through income include financial assets held for trading and financial assets designated at fair value through income.

Financial assets held for trading consist of debt and equity securities, promissory notes and precious

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

metal holdings, which have been acquired principally for the purpose of generating a profit from short-term fluctuations in price, and derivative financial instruments with positive fair values that do not meet the criteria for hedge accounting. Financial assets held for trading are reported at fair value. Changes in fair value are recognized directly in net income for the period.

Financial assets designated at fair value through income are recorded at fair value with changes in fair value recorded in net income for the period. A financial instrument may only be designated at inception as held at fair value through income and cannot subsequently be changed.

Investments

Investments include available-for-sale investments, held-to-maturity investments, funds held by others under reinsurance contracts assumed, investments in associates and joint ventures, and real estate held for investment.

Available-for-sale investments are securities that are not classified as held-to-maturity, loans and advances to banks and customers, or financial assets carried at fair value through income. Available-for-sale securities are recorded at fair value. Unrealized gains and losses, which are the difference between fair value and cost or amortized cost, are included as a separate component of shareholders’ equity, net of deferred taxes and the latent reserve for premium refunds to the extent that policyholders will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized. Realized gains and losses on securities are generally determined by applying the average cost method at the subsidiary level.

Available-for-sale equity securities include investments in limited partnerships. The Allianz Group records its investments in limited partnerships at cost, where the ownership interest is less than 20%, as the limited partnerships do not have a quoted market price and fair value cannot be reliably measured. The Allianz Group accounts for its investments in limited partnerships with ownership interests of 20% or greater using the equity method due to the rebuttable assumption that the limited partner has no control over the limited partnership.

Held-to-maturity investments are debt securities which the Allianz Group has the positive intent and ability to hold to maturity. These securities are recorded at amortized cost using the effective interest method over the life of the security, less any impairment losses. Amortization of premium or discount is included in interest and similar income.

A held-to-maturity or available-for-sale debt security is impaired if there is objective evidence that a loss event has occurred, which has impaired the expected cash flows, i.e. all amounts due according to the contractual terms of the security are not considered collectible. Typically this is due to deterioration in the creditworthiness of the issuer. A decline in fair value below amortized cost due to changes in risk free interest rates does not represent objective evidence of a loss event.

If there is objective evidence that the cost may not be recovered, an available-for-sale equity security is considered to be impaired. Objective evidence that the cost may not be recovered, in addition to qualitative impairment criteria, includes a significant or prolonged decline in the fair value below cost. The Allianz Group’s policy considers a significant decline to be one in which the fair value is below the weighted-average cost by more than 20% and a prolonged decline to be one in which fair value is below the weighted-average cost for greater than nine months. This policy is applied by all subsidiaries at the individual security level.

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

In a subsequent period, if the fair value of an available-for sale debt security instrument increases and the increase can be objectively related to an event occurring after the recognition of an impairment loss, such as an improvement in the

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

debtor’s credit rating, the impairment is reversed through impairments of investments (net). Reversals of impairments of available-for-sale equity securities are not recorded through the income statement.

Funds held by others under reinsurance contracts assumed relate to cash deposits to which the Allianz Group is entitled, but which the ceding insurer retains as collateral for future obligations of the Allianz Group. The cash deposits are recorded at face value, less any impairments for balances that are deemed to be not recoverable.

Associated enterprises are entities over which the Allianz Group can exercise significant influence and which are not joint ventures. Significant influence is the power to participate in, but not to control, the financial and operating policies within an enterprise. Significant influence is presumed to exist where the Allianz Group has at least 20% but not more than 50% of the voting rights. Joint ventures are entities over which the Allianz Group and one or more other parties have joint control.

Investments in associated enterprises and joint ventures are generally accounted for using the equity method of accounting, in which the results and the carrying amount of the investment represent the Allianz Group’s proportionate share of the entity’s net income and net assets, respectively. The Allianz Group accounts for all material investments in associates on a time lag of no more than three months. Income from investments in associated enterprises and joint ventures is included in interest and similar income.

Real estate held for investment (i.e., real property and equivalent rights and buildings, including buildings on leased land) is carried at cost less accumulated depreciation and impairments. Real estate held for investment is depreciated on a straight-line basis over its estimated life, with a maximum of 50 years. When testing for impairment, the fair value of real estate held for investment is determined by the discounted cash flow method. Improvement costs are capitalized if they extend the useful life or increase the value of the asset; otherwise they are recognized as an expense as incurred.

Loans and advances to banks and customers

Loans and advances to banks and customers are financial assets with fixed and determinable payments, not quoted in an active market, that are not classified as available-for-sale investments or held-to-maturity investments, financial assets held for trading, or financial assets designated at fair value through income. Loans to banks and customers are initially recorded at fair value plus transaction costs, and subsequently recorded at amortized cost using the effective interest rate method. Interest income is accrued on the unpaid principal balance, net of charge-offs. Using the effective interest method, net deferred fees and premiums or discounts are recorded as an adjustment of interest income yield over the lives of the related loans.

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

Loans and advances to banks and customers include reverse repurchase (“reverse repo”) agreements and collateral paid for securities borrowing transactions. Reverse repo transactions involve the purchase of securities by the Allianz Group from a counterparty, subject to a simultaneous obligation to sell these securities at a certain later date, at an agreed upon price. If control of the securities remains with the counterparty over the entire lifetime of the agreement of the transaction, the securities concerned are not recognized as assets. The

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

amounts of cash disbursed are recorded under loans and advances to banks and customers. Interest income on reverse repo agreements is accrued over the duration of the agreements and is reported in interest and similar income.

Securities borrowing transactions generally require the Allianz Group to deposit cash with the security’s lender. Fees paid are reported as interest expense.

Loans and advances to customers include the Allianz Group’s gross investment in leases, less unearned finance income, related to lease financing transactions for which the Allianz Group is the lessor. The gross investment in leases is the aggregate of the minimum lease payments and any unguaranteed residual value accruing to the Allianz Group. Lease financing transactions include direct financing leases and leveraged leases. The unearned finance income is amortized over the period of the lease in order to produce a constant periodic rate of return on the net investment outstanding with respect to finance leases.

Loan loss allowance is recognized for loans for which there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan, and that loss event has an impact on the estimated future cash flows of the loan that can be reasonably estimated. If there is objective evidence that a loan is impaired, a loan loss allowance is recognized as the difference between the loan’s carrying amount and the present value of future cash flows, which includes all contractual interest and principal payments, discounted at the loan’s original effective interest rate. The loan loss allowance is reported as a reduction of loans and advances to banks and customers. Provisions for contingent liabilities, such as guarantees, loan commitments and other obligations are reported as other liabilities.

Loans with an outstanding balance greater than €1 mn are considered to be individually significant, and they are assessed individually to determine whether an impairment exists. Individually significant loans that are not impaired, as well as loans that are not individually significant, are grouped with loans evidencing similar credit characteristics and are collectively assessed for impairment. Loans impaired individually or collectively are eliminated from further testing to ensure that there is no duplication of impairment. The following allowances comprise the total loan loss allowance.

Specific allowances are established to provide for specifically identified counterparty risks. Specific allowances are established for impaired loans. The amount of the impairment is based on the present value of expected future cash flows or based on the fair value of the collateral if the loan is collateralized and foreclosure is probable. If the amount of the impairment subsequently increases or decreases due to an event occurring after the initial measurement of impairment, a change in the allowance is recognized in earnings by a charge or a credit to the loan loss provisions.

General allowances are established to provide for incurred but unidentified losses for individually significant loans that do not have a specific allowance. Loans are segmented into groups of loans with similar risk characteristics and general allowances are calculated using statistical methods of credit risk measurement based on historical loss experience and the evaluation of the loan portfolio under current events and economic conditions.

Portfolio allowances are established for all loans that are not considered individually significant and have not been individually assessed. These loans are segmented into portfolios of homogeneous loans exhibiting similar loss characteristics, and allowances are calculated using statistical methods based upon historical loss rates which are regularly updated.

Country risk allowances are established for transfer risk. Transfer risk is a measure of the likely ability of a borrower in a country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in the country. Country risk allowances are based on a country risk rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile. Loans with specific allowances are excluded from the country risk rating system, and countries provided for within the country risk allowance are excluded from the determination

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

of the transfer risk component of the general allowance.

Loans are charged-off when all economically sensible means of recovery have been exhausted. At the point of charge-off, the loan, as well as any specific allowance associated with the loan, is removed from the consolidated balance sheet or a charge may be recorded to directly charge-off the loan. A charge-off may be full or partial. Subsequent to a charge-off, recoveries, if any, are recognized as a credit to the loan loss provisions.

The loan loss provisions are the amount necessary to adjust the loan loss allowance to a level determined through the process described above.

Financial assets for unit linked contracts

Financial assets for unit linked contracts are recorded at fair value with changes in fair value recorded in net income together with the offsetting changes in fair value of the corresponding financial liabilities for unit linked contracts.

Reinsurance

Premiums ceded for reinsurance and reinsurance recoveries on benefits and claims incurred are deducted from premiums earned and insurance and investment contract benefits. Assets and liabilities related to reinsurance are reported on a gross basis. Amounts ceded to reinsurers from reserves for insurance and investment contracts are estimated in a manner consistent with the claim liability associated with the reinsured risks. Accordingly, revenues and expenses related to reinsurance agreements are recognized in a manner consistent with the underlying risk of the business reinsured.

Deferred acquisition costs

Deferred acquisition costs (“DAC”), present value of future profits and deferred sales inducements comprise the deferred acquisition costs in the balance sheet.

DAC generally consist of commissions, underwriting expenses and policy issuance costs, which vary with and are directly related to the acquisition and renewal of insurance contracts. These acquisition costs are deferred, to the extent they are recoverable, and amortized over the life of the related contracts.

For investment contracts, acquisition costs are only deferred if the costs are incremental. Acquisition costs are incremental if the costs would not have been incurred if the related contracts would not have been issued.

Present value of future profits (“PVFP”) is the present value of net cash flows anticipated in the future from insurance contracts in force at the date of acquisition and is amortized over the life of the related contracts. PVFP was determined using discount rates ranging from 12% to 15%. Interest accrues on the PVFP balance based upon the policy liability rate or contract rate. Interest accrues on PVFP at rates between 3.5% and 8.5%.

Deferred sales inducements on insurance contracts that meet the following criteria are deferred and amortized using the same methodology and assumptions used to amortize deferred acquisition costs:

•	recognized as part of reserves for insurance and investment contracts,

•	explicitly identified in the contract at inception,

•	incremental to amounts the Allianz Group credits on similar contracts without sales inducements, and

•	higher than the contract’s expected ongoing crediting rates for periods after the inducement.

Other assets

Other assets primarily consist of receivables, prepaid expenses, derivative financial instruments used for hedging that meet the criteria for hedge accounting, and firm commitments, property and equipment, assets held for sale and other assets.

Receivables are generally recorded at face value less any payments received, net of valuation allowances.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Property and equipment includes real estate held for use, equipment and software.

Real estate held for use (e.g., real property and buildings, including buildings on leased land) is carried at cost less accumulated depreciation and impairments. The capitalized cost of buildings is calculated on the basis of acquisition cost and depreciated on a straight-line basis over a maximum of 50 years in accordance with their useful lives. Costs for repairs and maintenance are expensed as incurred, while improvements if they extend the useful life or increase the value of the asset are capitalized. An impairment is recognized when the recoverable amount of these assets is less than their carrying amount. Where it is not possible to identify separate cash flows for estimating the recoverable cost of an individual asset, an estimate of the recoverable amount of the cash generating unit to which the asset belongs is used.

Equipment is carried at cost less accumulated depreciation and impairments. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. The estimated useful life of equipment ranges from 2 to 10 years, except for purchased information technology equipment, which is 2 to 8 years.

Software, which includes software purchased from third parties or developed internally, is initially recorded at cost and is amortized on a straight-line basis over the estimated useful service lives or contractual terms, generally over 3 to 5 years.

Costs for repairs and maintenance are expensed as incurred, while improvements, if they extend the useful life of the asset or provide additional functionality, are capitalized.

Intangible assets

Intangible assets include goodwill, brand names and other intangible assets.

Goodwill resulting from business combinations represents the difference between the acquisition cost of the business combination and the Allianz Group’s proportionate share of the net fair value of identifiable assets, liabilities and certain contingent liabilities. Goodwill resulting from business combinations is not subject to amortization. It is initially recorded at cost and subsequently measured at cost less accumulated impairments.

The Allianz Group conducts an annual impairment test of goodwill during the 4th quarter or more frequently if there is an indication that goodwill is not recoverable. For the purpose of impairment testing, goodwill is allocated to each of the Allianz Group’s cash generating units that is expected to benefit from the business combination. The impairment test includes comparing the recoverable amount to the carrying amount, including goodwill, of all relevant cash generating units. A cash generating unit is impaired if the carrying amount is greater than the recoverable amount. The impairment of a cash generating unit is equal to the difference between the carrying amount and recoverable amount and is allocated to reduce any goodwill, followed by allocation to the carrying amount of any remaining assets. Impairments of goodwill are not reversed. Gains or losses realized on the disposal of subsidiaries include any related goodwill.

Intangible assets acquired in business combinations are initially recorded at fair value on the acquisition date if the intangible asset is separable or arises from contractual or other legal rights. Intangible assets with an indefinite useful life are not subject to amortization and are subsequently recorded at cost less accumulated impairments. Intangible assets with a definite useful life are amortized over their useful lives and are subsequently recorded at cost less accumulated amortization and impairments.

The brand name “Dresdner Bank” has an indefinite life, as there is no foreseeable end to its economic life; therefore, it is not subject to amortization and it is recorded at cost less accumulated impairments. The fair value of this brand name, registered as a trade name, was determined using a royalty savings approach.

Similar to goodwill, an intangible asset with an indefinite life is subject to an annual impairment test, or more frequently if there is an indication that it is not recoverable. The impairment test includes comparing the recoverable amount to the carrying amount. Where it is not possible to identify separate

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

cash flows for estimating the recoverable amount of an individual asset, the Allianz Group estimates the recoverable amount of the cash generating unit to which the intangible asset belongs. An intangible asset is impaired if the carrying amount is greater than the recoverable amount. The impairment of an intangible asset is equal to the difference between the carrying amount and recoverable amount.

Supplementary information on the Allianz Group’s liabilities and equity

Financial liabilities carried at fair value through income

Financial liabilities carried at fair value through income include financial liabilities held for trading and financial liabilities designated at fair value through income.

Financial liabilities held for trading primarily consist of derivative financial instruments with negative fair values that do not meet the criteria for hedge accounting and obligations to deliver assets arising from short sales of securities, which are carried out in order to benefit from short-term price fluctuations. The securities required to close out short sales are obtained through securities borrowing or reverse repurchase agreements.

Financial liabilities designated at fair value through income are recorded at fair value with changes in fair value recorded directly in net income for the period.

Liabilities to banks and customers

Liabilities to banks and customers include repurchase (“repo”) agreements and securities lending transactions. Repo transactions involve the sale of securities by the Allianz Group to a counter-party, subject to the simultaneous agreement to repurchase these securities at a certain later date, at an agreed price. If control of the securities remains with the Allianz Group over the entire lifetime of the transaction, the securities concerned are not derecognized by the Allianz Group. The proceeds of the sale are reported under liabilities to banks or customers. Interest expense from repo transactions is accrued over the duration of the agreements and reported in interest and similar expenses.

In securities lending transactions the Allianz Group generally receives cash collateral which is recorded as liabilities to banks or customers. Fees received are recognized as interest income.

Unearned premiums

For short-duration insurance contracts, such as property-casualty contracts, in accordance with SFAS 60, premiums written to be earned in future years are recorded as unearned premiums. These premiums are earned in subsequent years in relation to the insurance coverage provided. Deferred policy acquisition costs for short-duration insurance contracts are amortized over the periods in which the related premiums are earned.

For long-duration insurance contracts, in accordance with SFAS 97, amounts charged as consideration for origination of the contract, (i.e. initiation or front-end fees) are reported as unearned premium. These fees are recognized using the same methodology as DAC amortization.

Reserves for loss and loss adjustment expenses

Reserves are established for the payment of losses and loss adjustment expenses (“LAE”) on claims which have occurred but are not yet settled. Reserves for loss and loss adjustment expenses fall into two categories: case reserves for reported claims and incurred but not reported reserves (“IBNR”).

Case reserves for reported claims are based on estimates of future payments that will be made with respect to claims, including LAE relating to such claims. Such estimates are made on a case-by-case basis, based on the facts and circumstances available at the time the reserves are established. The estimates reflect the informed judgment of claims personnel based on general insurance reserving practices and knowledge of the nature and value of a specific type of claim. These case reserves are regularly re-evaluated in the ordinary course of the settlement process and adjustments are made as new information becomes available.

IBNR reserves are established to recognize the estimated cost of losses that have occurred but where the Allianz Group has not yet been notified. IBNR

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

reserves, similar to case reserves for reported claims, are established to recognize the estimated costs, including expenses, necessary to bring claims to final settlement. Since nothing is known about the occurrence, the Allianz Group relies on its past experience, adjusted for current trends and any other relevant factors. IBNR reserves are estimates based on actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Trends in claim frequency, severity and time lag in reporting are examples of factors used in projecting the IBNR reserves. IBNR reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

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

There is no adequate statistical data available for some risk exposures in liability insurance, such as environmental and asbestos claims and large-scale individual claims, because some aspects of these types of claims become known very slowly and continue to evolve. Appropriate provisions have been made for such cases based on the Allianz Group’s judgment and an analysis of the portfolios in which such risks occur. These provisions represent the Allianz Group’s best estimate. The reserves for loss and loss adjustment expenses for asbestos claims in the United States were reviewed by independent actuaries during the year end of 2005; current reserves reflect subsequent loss developments and reestimation of initial reserves.

Reserves for insurance and investment contracts and financial liabilities for unit linked contracts

Reserves for insurance and investment contracts include aggregate policy reserves, reserves for premium refunds and other insurance reserves.

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

Aggregate policy reserves for long-duration insurance contracts, such as traditional life and health products, are computed in accordance with SFAS 60 using the net level premium method, which represents the present value of estimated future policy benefits to be paid less the present value of estimated future net premiums to be collected from policyholders. The method uses best estimate assumptions adjusted for a provision for adverse deviation for mortality, morbidity, expected investment yields, surrenders and expenses at the policy inception date, which remain locked-in thereafter unless a premium deficiency occurs. DAC and PVFP for traditional life and health products are amortized over the premium paying period of the related policies in proportion to the earned premium using assumptions consistent with those used in computing the aggregate policy reserves.

The aggregate policy reserves for traditional participating insurance contracts are computed in accordance with SFAS 120 using the net level premium method. The method uses assumptions for mortality, morbidity and interest rates that are guaranteed in the contract or used in determining the policyholder dividends (or “premium refunds”). DAC

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

and PVFP for traditional participating insurance products are amortized over the expected life of the contracts in proportion to estimated gross margins (“EGMs”) based upon historical and anticipated future experience, which is determined on a best estimate basis and evaluated regularly. The present value of EGMs is computed using the expected investment yield. EGMs include premiums, investment income including realized gains and losses, insurance benefits, administration costs, changes in the aggregate reserves and policyholder dividends (or “premium refunds”). The effect of changes in EGMs are recognized in net income in the period revised.

The aggregate policy reserves for universal life-type insurance contracts and unit linked insurance contracts in accordance with SFAS 97 are equal to the account balance, which represents premiums received and investment return credited to the policy less deductions for mortality costs and expense charges. DAC and PVFP for universal life-type and investment contracts are amortized over the expected life of the contracts in proportion to estimated gross profits (“EGPs”) based upon historical and anticipated future experience, which is determined on a best estimate basis and evaluated regularly. The present value of EGPs is computed using the interest rate that accrues to the policyholders, or the credited rate. EGPs include margins from mortality, administration, investment income including realized gains and losses and surrender charges. The effect of changes in EGPs are recognized in net income in the period revised.

Current and historical client data, as well as industry data, are used to determine the assumptions.

Assumptions for interest reflect expected earnings on assets, which back the future policyholder benefits. The information used by the Allianz Group’s actuaries in setting such assumptions includes, but is not limited to, pricing assumptions, available experience studies, and profitability analyses.

The interest rate assumptions used in the calculation of aggregate policy reserves were as follows:

	Long- duration insurance contracts (SFAS 60)	Traditional participating insurance contracts (SFAS 120)
Aggregate policy reserves	2.5 – 6%	3 – 4%
Deferred acquisition costs	5 – 6%	5 – 6%

Aggregate policy reserves include liabilities for guaranteed minimum death, and similar mortality and morbidity benefits related to non-traditional contracts, annuitization options, and sales inducements. These liabilities are calculated based on contractual obligations using actuarial assumptions. Contractually agreed sales inducements to contract holders include persistency bonuses, and are accrued over the period in which the insurance contract must remain in force to qualify for the inducement.

The aggregate policy reserves for unit linked investment contracts are equal to the account balance, which represents premiums received and investment returns credited to the policy less deductions for mortality costs and expense charges. The aggregate policy reserves for non unit linked investment contracts are equal to amortized cost, or account balance less DAC. DAC for unit linked and non unit linked investment contracts are amortized over the expected life of the contracts in proportion to revenues.

Reserves for premium refunds include the amounts allocated under the relevant local statutory or contractual regulations to the accounts of the policyholders and the amounts resulting from the differences between these IFRS based financial statements and the local financial statements (“latent reserve for premium refunds”), which will reverse and enter into future profit participation calculations. Unrealized gains and losses recognized for available-for-sale investments are recognized in the latent reserve for premium refunds to the extent that policyholders will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized. The profit participation allocated to participating policyholders or disbursed to them reduces the reserve for premium refunds.

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

Other liabilities

Other liabilities include payables, unearned income, provisions, deposits retained for reinsurance ceded, derivative financial instruments for hedge accounting purposes that meet the criteria for hedge accounting and firm commitments, financial liabilities for puttable equity instruments, disposal groups held for sale, and other liabilities. These liabilities are reported at redemption value.

Tax payables are calculated in accordance with relevant local tax regulations.

Liabilities for puttable equity instruments include the minority interests in shareholders’ equity of certain consolidated investment funds. These minority interests qualify as a financial liability of the Allianz Group, as they give the holder the right to put the instrument back to the Allianz Group for cash or another financial asset (a “puttable instrument”). These liabilities are required to be recorded at redemption amount with changes recognized in net income.

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

Equity

Issued capital represents the mathematical per share value received from the issuance of shares.

Capital reserves represent the premium, or additional paid in capital, received from the issuance of shares.

Revenue reserves include the retained earnings of the Allianz Group and treasury shares. Treasury shares are deducted from shareholders’ equity. No gain or loss is recognized on the sale, issuance, acquisition or cancellation of these shares. Any consideration paid or received is recorded directly in shareholders’ equity.

Any translation differences, including those arising in the application of the equity method of accounting, are recorded as foreign currency translation adjustments directly in shareholders’ equity without affecting earnings.

Unrealized gains and losses (net) include unrealized gains and losses from available-for-sale investments and derivative financial instruments used for hedge purposes that meet the criteria for hedge

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

accounting, including cash flow hedges and hedges of a net investment in a foreign entity.

Minority interests represent the proportion of equity that is attributable to minority shareholders.

Supplementary information on the Allianz Group’s income statement

Premiums earned (net)

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

Revenues for universal life-type and investment contracts, such as universal life and variable annuity contracts, represent charges assessed against the policyholders’ account balances for the front-end loads, net of the change in unearned revenue liability, cost of insurance, surrenders and policy administration and are included within premiums earned (net). Benefits charged to expense include benefit claims incurred during the period in excess of policy account balances and interest credited to policy account balances.

Interest and similar income/expense

Interest income and interest expense are recognized on an accrual basis. Interest income is recognized using the effective interest method. This line item also includes dividends from available-for-sale equity securities, interest recognized on finance leases and income from investments in associated entities and joint ventures. Dividends are recognized in income when declared. Interest on finance leases is recognized in income over the term of the respective lease so that a constant period yield based on the net investment is attained.

Income from investments in associated entities and joint ventures (net) represents the share of net income from entities accounted for using the equity method.

Income from financial assets and liabilities carried at fair value through income (net)

Income from financial assets and liabilities carried at fair value through income includes all investment income, and realized and unrealized gains and losses from financial assets and liabilities carried at fair value through income. In addition, commissions attributable to trading operations and related interest expense and transaction costs are included in this line item.

Fee and commission income and expenses

In addition to traditional commission income received on security transactions, fee and commission income in the securities business also includes commissions received in relation to private placements, syndicated loans and financial advisory services. Other fees reflect fees from underwriting business (new issues), commissions received for trust and custody services, for the brokerage of insurance policies, and fees related to credit cards, home loans, savings contracts and real estate. Fee and commission income is recognized in Allianz Group’s Banking segment when the corresponding service is provided.

Assets and liabilities held in trust by the Allianz Group in its own name, but for the account of third parties, are not reported in its consolidated balance

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

sheet. Commissions received from such business are shown in fee and commission income.

Investment advisory fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management. Investment advisory fees receivable for private accounts consist primarily of accounts billed on a quarterly basis. Private accounts may also generate a fee based on investment performance, which is recognized at the end of the respective contract period if the prescribed performance hurdles have been achieved.

Distribution and servicing fees are recognized as the services are performed. Such fees are generally based on percentages of the market value of assets under management.

Administration fees are recognized as the services are performed. Such fees are generally based on percentages of the market value of assets under management.

Income and expenses from fully consolidated private equity investments

All of the income from fully consolidated private equity investments and all of the expenses from fully consolidated private equity investments are presented in separate income and expense line items. Revenue from fully consolidated private equity investments is recognized upon customer acceptance of goods delivered and when services have been rendered.

Income taxes

Income tax expense consists of the current taxes on profits actually charged to the individual Allianz Group subsidiaries and changes in deferred tax assets and liabilities.

The calculation of deferred tax is based on temporary differences between the Allianz Group’s carrying amounts of assets or liabilities in its consolidated balance sheet and their tax bases. The tax rates used for the calculation of deferred taxes are the local rates applicable in the countries concerned; changes to tax rates already adopted prior to or as of the consolidated balance sheet date are taken into account. Deferred tax assets are recognized only to the extent it is probable that sufficient future taxable income will be available for realization.

Other supplementary information

Derivative financial instruments

The Allianz Group’s Property-Casualty and Life/Health segments use derivative financial instruments such as swaps, options and futures to hedge against changes in market prices or interest rates in their investment portfolios.

In the Allianz Group’s Banking segment, derivative financial instruments are used both for trading purposes and to hedge against movements in interest rates, currency exchange rates and other price risks of investments, loans, deposit liabilities and other interest sensitive assets and liabilities.

Derivative financial instruments that do not meet the criteria for hedge accounting are reported at fair value as financial assets held for trading or financial liabilities held for trading. Gains or losses from these derivative financial instruments arising from valuation at fair value are included in income from financial assets and liabilities held for trading. This treatment is also applicable for bifurcated embedded derivatives of hybrid financial instruments.

For derivative financial instruments used in hedge transactions that meet the criteria for hedge accounting (“accounting hedges”), the Allianz Group designates the derivative financial instrument as a fair value hedge, cash flow hedge, or hedge of a net investment in a foreign entity. The Allianz Group documents the hedge relationship, as well as its risk management objective and strategy for entering into various hedge transactions. The Allianz Group assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments that are used for hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

Derivative financial instruments used in accounting hedges are recognized as follows:

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Fair value hedges

Fair value hedges are hedges of a change in the fair value of a recognized financial asset or liability or a firm commitment due to a specified risk. Changes in the fair value of a derivative financial instrument, together with the share of the change in fair value of the hedged item attributable to the hedged risk are recognized in net income.

Cash flow hedges

Cash flow hedges offset the exposure to variability in expected future cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction. Changes in the fair value of a derivative financial instrument that represent an effective hedge are recorded in unrealized gains and losses (net) in shareholders’ equity, and are recognized in net income when the offsetting gain or loss associated with the hedged item is recognized. Any ineffectiveness of the cash flow hedge is recognized directly in net income.

Hedges of a net investment in a foreign entity

Hedge accounting may be applied to derivative financial instruments used to hedge the foreign currency risk associated with a net investment in a foreign entity. The proportion of gains or losses arising from valuation of the derivative financial instrument, which is determined to be an effective hedge, is recognized in unrealized gains and losses (net) in shareholders’ equity, while any ineffectiveness is recognized in net income.

For all fair value hedges, cash flow hedges, and hedges of a net investment in a foreign entity, the derivative financial instruments are included in other assets or other liabilities.

The Allianz Group discontinues hedge accounting prospectively when it is determined that the derivative financial instrument is no longer highly effective, when the derivative financial instrument or the hedged item expires, or is sold, terminated or exercised, or when the Allianz Group determines that designation of the derivative financial instrument as a hedging instrument is no longer appropriate. After a fair value hedge is discontinued, the Allianz Group continues to report the derivative financial instrument at its fair value, but changes in the fair value of the hedged item are no longer recognized in net income. After hedge accounting for a cash flow hedge is discontinued, the Allianz Group continues to record the derivative financial instrument at its fair value; any net unrealized gains and losses accumulated in shareholders’ equity are recognized when the planned transaction occurs. After a hedge of a net investment in a foreign entity is discontinued, the Allianz Group continues to report the derivative financial instrument at its fair value and any net unrealized gains or losses accumulated in shareholders’ equity remain in shareholders’ equity until the disposal of the foreign entity.

Derivative financial instruments are netted when there is a legally enforceable right to offset with the same counterparty and the Allianz Group intends to settle on a net basis.

Unbundling

The deposit component of an insurance contract is unbundled when both of the following conditions are met:

1.	the deposit component (including any embedded surrender option) can be measured separately (i.e., without taking into account the insurance component); and

2.	the Allianz Group’s accounting policies do not otherwise require the recognition of all obligations and rights arising from the deposit component.

Currently, the Allianz Group has no in-force insurance contracts for which all of the rights and obligations related to such contracts have not been recognized. As a result, the Allianz Group has not recognized an unbundled deposit component in respect of any of its insurance contracts, and accordingly the Allianz Group has not recorded any related provisions in its consolidated financial statements.

Leases

Payments made under operating leases to the lessor are charged to administrative expenses using

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

the straight-line method over the period of the lease. When an operating lease is terminated before the lease period has expired, any penalty is recognized in full as an expense at the time when such termination takes place.

Pensions and similar obligations

The Allianz Group uses the projected unit credit actuarial method to determine the present value of its defined benefit plans and the related service cost and, where applicable, past service cost. The principal assumptions used by the Allianz Group are included in Note 47. The census date for the primary pension plans is October or November, with any significant changes through December 31, taken into account.

For each individual defined benefit pension plan, the Allianz Group recognizes a portion of its actuarial gains and losses in income or expense if the unrecognized actuarial net gain or loss at the end of the previous reporting period exceeds the greater of: a) 10% of the projected benefit obligation at that date; or b) 10% of the fair value of any plan assets at that date. Any unrecognized actuarial net gain or loss exceeding the greater of these two values is generally recognized in net periodic benefit cost in the consolidated income statement over the expected average remaining working lives of the employees participating in the plans.

Share-based compensation plans

The share-based compensation plans of the Allianz Group are required to be classified as equity settled or cash settled plans. Equity settled plans are measured at fair value on the grant date and recognized as an expense, with an increase in shareholders’ equity, over the vesting period. Equity settled plans include a best estimate of the number of equity instruments that are expected to vest in determining the amount of expense to be recognized. For cash settled plans, the Allianz Group accrues the fair value of the award as compensation expense over the vesting period. Upon vesting, any change in the fair value of any unexercised awards is recognized as compensation expense.

Restructuring plans

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

Certain immaterial amounts of unearned premium were previously netted against DAC in the consolidated balance sheets and against the related amortization account in the income statements. All periods have now been presented on a gross basis.

3    Recently adopted and issued accounting pronouncements and changes in the presentation of the consolidated financial statements

Recently adopted accounting pronouncements (effective January 1, 2006)

In December 2004, the IASB issued an amendment to IAS 19, Employee Benefits, relating to the recognition of actuarial gains and losses and disclosure requirements for defined benefits plans. The amendment allows the Allianz Group the election to adopt an accounting policy to recognize actuarial gains and losses in the period in which they occur outside of net income. The Allianz Group did not elect to utilize this option; however, this amendment requires additional disclosure requirements with respect to defined benefit plans that have been incorporated into the consolidated financial statements for the year ended December 31, 2006.

In April 2005, the IASB issued an amendment to IAS 39, Financial Instruments: Recognition and

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Measurement, related to the cash flow hedge accounting of intragroup transactions. The Allianz Group adopted this amendment as of January 1, 2006 with no material effect on its financial results or financial position.

In August 2005, the IASB issued amendments to IAS 39 and IFRS 4, Insurance Contracts, relating to the recognition and measurement of financial guarantee contracts. The amendments require that financial guarantee contracts be initially measured at fair value. After initial recognition, the financial guarantee contracts are measured at the higher of the amount determined in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and the amount initially recognized less cumulative amortization recognized in accordance with IAS 18, Revenue. The amendment is effective January 1, 2006; however, the Allianz Group will be required to retrospectively apply the provisions of the amendments to reporting periods prior to January 1, 2006. As the Allianz Group previously applied US GAAP to its credit insurance contracts, the amendments will not impact the insurance segments. The Allianz Group adopted these amendments as of January 1, 2006 with no material effect on its financial results or financial position.

Recently issued accounting pronouncements (effective on or after January 1, 2007)

In August 2005, the IASB issued an amendment to IAS 1, Presentation of Financial Statements. The amendment requires additional disclosures relating to the Allianz Group’s capital. In addition, in August 2005, the IASB issued IFRS 7, Financial Instruments: Disclosures. This standard requires additional disclosures relating to the Allianz Group’s financial instruments and insurance contracts. The amendment to IAS 1 and IFRS 7 are effective for the year ended December 31, 2007. The adoptions are not expected to have an impact on the Allianz Group’s financial results or financial position.

In March 2006, the International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 9, Reassessment of Embedded Derivatives. The Interpretation clarifies whether a reassessment should be made regarding whether an embedded derivative needs to be separated from the host contract after the initial hybrid contract has been recognized. IFRIC 9 concludes that reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 9 is effective for annual periods beginning on or after June 1, 2006. As the interpretation is consistent with the Allianz Group’s existing policy, there is no expected impact on the Allianz Group’s financial results or financial position.

In July 2006, the IFRIC issued IFRIC 10, Interim Financial Reporting and Impairment. IFRIC 10 address the potential conflict between requirements of IAS 34 and the requirements for recording impairment losses on goodwill in IAS 36 and certain financial assets in IAS 39. The interpretation prohibits the reversal of an impairment loss recognized in a previous interim period with respect to goodwill or an investment in either an equity instrument or a financial asset carried at cost. IFRIC 10 is effective for annual periods beginning on or after November 1, 2006. As the interpretation is consistent with the Allianz Group’s existing policy, there is no expected impact on the Allianz Group’s financial results or financial position.

In November 2006, the IASB issued IFRS 8, Operating Segments. IFRS 8 requires the identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance (i.e., the “management approach”). IFRS 8 requires explanations of how the segment information is prepared as well as reconciliations of total reportable segment revenues, total profits or losses, total assets, total liabilities, and other amounts disclosed for reportable segments to corresponding amounts recognized in the entity’s financial statements. IFRS 8 applies to annual financial statements for periods beginning on or after January 1, 2009. IFRS 8 will have no impact on the Allianz Group’s financial results or financial position. The Allianz Group is currently evaluating the potential impact, if any, that the adoption of IFRS 8 will have on the Group’s segment reporting.

In November 2006, the IFRIC issued IFRIC 11, Group and Treasury Share Transactions. IFRIC 11

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

addresses the application of IFRS 2 to share-based payment arrangements in three cases. When an entity chooses or is required to buy its own equity instruments to settle the share-based payment obligation, the arrangement should be accounted for as equity-settled share-based payment transactions. When a parent grants employees of a subsidiary rights to its equity instruments, assuming the transaction is recorded as an equity-settled transaction in the consolidated financial statements, the subsidiary would also record the transaction as an equity-settled transaction in its financial statements. When a subsidiary grants its employees rights to equity instruments of its parent, the subsidiary should record the transaction as a cash-settled share-based payment transaction. IFRIC 11 is effective for annual periods beginning on or after March 1, 2007. The interpretation does not impact the Allianz Group’s consolidated financial statements.

Changes in the presentation of the consolidated financial statements

The Allianz Group comprehensively reviewed its financial reporting methodology to improve the transparency of its financial results and ensure consistency with its peers. As a result of this review, the Allianz Group implemented numerous revisions to its financial reporting that were effective on January 1, 2006. The Allianz Group’s financial reporting reflects reclassifications in the consolidated balance sheets and consolidated income statements, changes to segment reporting, changes to operating profit methodology and changes to the consolidated statements of cash flows that reflects the continuous review of our evolving business.

Reclassifications

A significant portion of these revisions to financial reporting resulted from the implementation of changes to the presentation of certain financial information of the Allianz Group’s consolidated balance sheets and consolidated income statements. These revisions were implemented to improve transparency and result in the following:

•	The line items in the consolidated income statements include aggregations of items which are similarly aggregated as the line items utilized for determining operating profit.

•

The line items in the consolidated income statements include aggregations of items that allow the Allianz Group’s key performance indicators to be directly derived from the Allianz Group’s external financial results.

•	The line items in the consolidated income statements include aggregations of items which are based more on the nature rather than the function.

•	The line items in the consolidated balance sheets include aggregations of items which are consistently presented within the line items in the consolidated income statements.

•	The line items in the consolidated balance sheets are relatively displayed in a liquidity format as required by IAS 1.

As a result, the Allianz Group’s previously reported consolidated balance sheets and consolidated income statements were reclassified to ensure consistency and comparability with the presentation as implemented on January 1, 2006. These reclassifications did not have an impact on the Allianz Group’s net income or shareholders’ equity for any previously reported period.

The key changes to the previous presentation in the Allianz Group’s consolidated balance sheets are:

•	Financial assets and liabilities for unit linked contracts are presented as separate line items.

•	Investments in associates and joint ventures have been reclassified to investments.

•	Deferred acquisition costs, including present value of future profits and deferred sales inducements, are presented as a separate line item.

•	Unearned premiums and reserves for loss and loss adjustment expenses are presented as separate line items.

•	Financial liabilities for puttable equity instruments have been reclassified to other liabilities.

•	Deferred tax assets and deferred tax liabilities are presented on a net basis to the extent the requirements of IAS 12 for offset are met.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The key changes to the previous presentation in the Allianz Group’s consolidated income statements are:

•	Interest and similar income includes share of earnings from investments in associates and joint ventures.

•

Realized gains and realized losses are presented net as a separate line item. Realized gains/losses (net) include realized gains and losses from disposals of associates and subsidiaries and loans and advances to banks and customers.

•

Income from fully consolidated private equity investments and expenses from fully consolidated private equity investments are presented as separate line items in the consolidated income statements. Fully consolidated private equity investments include the Four Seasons Health Care Ltd., Wilmslow and MAN Roland Druckmaschinen AG, Offenbach.

•

Impairments and reversals of impairments are presented net as a separate line item. Impairments of investments (net) include impairments and reversals of impairments of investments in associates and joint ventures.

•	Changes in reserves for insurance and investment contracts (net) are presented as a separate line item.

•	Fee and commission expenses and investment expenses are presented as separate line items.

•	Foreign currency gains and losses and depreciation of real estate held for investment are included in investment expenses.

•	Amortization of intangible assets includes amortization of intangible assets previously included in other expenses.

•	Restructuring charges are presented as a separate line item. Restructuring charges were previously presented in other expenses.

•

Acquisition and administrative expenses (net) include a significant portion of the amounts previously reported in other income and other expense. Acquisition and administrative expenses (net) include other taxes previously included in taxes.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Summary of the impact of the reclassifications on the consolidated balance sheet as of December 31, 2005:

	As of December 31, 2005, as previously reported	Reclassifi- cations	As of December 31, 2005
	€ mn	€ mn	€ mn
ASSETS
Cash and cash equivalents	31,647	—	31,647
Financial assets carried at fair value through income	235,007	(54,661)	180,346
Investments(1)	285,015	—	285,015
Loans and advances to banks and customers(2)	336,808	—	336,808
Financial assets for unit linked contracts	—	54,661	54,661
Reinsurance assets(3)	22,120	—	22,120
Deferred acquisition costs	—	18,141	18,141
Deferred tax assets	14,596	(9,297)	5,299
Other assets	57,303	(15,010)	42,293
Intangible assets	15,385	(2,427)	12,958

Total assets	997,881	(8,593)	989,288

LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	144,640	(57,798)	86,842
Liabilities to banks and customers(4)	310,316	—	310,316
Unearned premiums	—	14,524	14,524
Reserves for loss and loss adjustment expenses	—	67,005	67,005
Reserves for insurance and investment contracts	359,137	(80,825)	278,312
Financial liabilities for unit linked contracts	—	54,661	54,661
Deferred tax liabilities	14,621	(9,297)	5,324
Other liabilities(5)	48,178	3,137	51,315
Certificated liabilities	59,203	—	59,203
Participation certificates and subordinated liabilities	14,684	—	14,684

Total liabilities	950,779	(8,593)	942,186

Shareholders’ equity	39,487	—	39,487
Minority interests	7,615	—	7,615

Total equity	47,102	—	47,102

Total liabilities and equity	997,881	(8,593)	989,288

(1)	Includes investments in associated enterprises and joint ventures previously reported as a separate balance sheet line item.
(2)	Includes loans and advances to banks and loans and advances to customers previously reported as two separate balance sheet line items.
(3)	Formerly “Amounts ceded to reinsurers from reserves for insurance and investment contracts”.
(4)	Includes liabilities to banks and liabilities to customers previously reported as two separate balance sheet line items.
(5)	Includes other accrued liabilities, other liabilities and deferred income previously reported as three separate balance sheet line items.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Summary of the impact of the reclassifications on the consolidated income statements for the years ended December 31, 2005 and 2004:

	Year ended December 31, 2005, as previously reported	Reclassifi- cations	Year ended December 31, 2005	Year ended December 31, 2004 as previously reported	Reclassifi- cations	Year ended December 31, 2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	57,747	(65)	57,682	56,789	—	56,789
Interest and similar income	22,341	303	22,644	20,956	240	21,196
Income from investments in associated enterprises and joint ventures (net)	1,257	(1,257)	—	777	(777)	—
Income from financial assets and liabilities carried at fair value through income (net)	1,159	4	1,163	1,658	19	1,677
Realized gains/losses (net)(1)	4,710	268	4,978	5,179	(611)	4,568
Fee and commission income(2)	8,310	(148)	8,162	6,823	(10)	6,813
Other income	2,182	(2,090)	92	2,533	(2,204)	329
Income from fully consolidated private equity investments	—	598	598	—	175	175

Total income	97,706	(2,387)	95,319	94,715	(3,168)	91,547

Claims and insurance benefits incurred (net)(3)	(53,797)	11,027	(42,770)	(52,255)	9,449	(42,806)
Change in reserves for insurance and investment contracts (net)	—	(11,176)	(11,176)	—	(9,556)	(9,556)
Interest expense(4)	(6,370)	(7)	(6,377)	(5,703)	15	(5,688)
Loan loss provisions	109	—	109	(354)	—	(354)
Impairments of investments (net)(5)	(1,679)	1,139	(540)	(2,672)	1,197	(1,475)
Investment expenses	—	(1,092)	(1,092)	—	(767)	(767)
Acquisition costs and administrative expenses (net)	(24,447)	1,888	(22,559)	(23,380)	1,411	(21,969)
Fee and commission expenses	—	(2,312)	(2,312)	—	(1,804)	(1,804)
Amortization of intangible assets(6)	—	(50)	(50)	(1,164)	(198)	(1,362)
Restructuring charges	—	(100)	(100)	—	(347)	(347)
Other expenses	(3,642)	3,591	(51)	(4,091)	3,891	(200)
Expenses from fully consolidated private equity investments	—	(572)	(572)	—	(175)	(175)

Total expenses	(89,826)	2,336	(87,490)	(89,619)	3,116	(86,503)

Income before income taxes and minority interests in earnings	7,880	(51)	7,829	5,096	(52)	5,044
Income taxes(7)	(2,114)	51	(2,063)	(1,662)	52	(1,610)
Minority interests in earnings	(1,386)	—	(1,386)	(1,168)	—	(1,168)

Net income	4,380	—	4,380	2,266	—	2,266

(1)	Formerly “Other income from investments”.
(2)	Formerly “Fee and commission income, and income from service activities”.
(3)	Formerly “Insurance and investments contract benefits (net)”.
(4)	Formerly “Interest and similar expenses”.
(5)	Formerly “Other expenses from investments”.
(6)	Formerly “Amortization of goodwill”.
(7)	Formerly “Taxes”.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Segment Reporting

Effective January 1, 2006, the Allianz Group introduced a Corporate segment. The Corporate segment includes all group activities which are not allocated to a specific business segment. Further, the Corporate segment includes group funding and risk management activities, such as the senior bonds, subordinated bonds and money market securities issued or guaranteed by Allianz SE and the related derivative financial instruments held by Allianz SE or one of its subsidiaries. The activities included in the Corporate segment were previously reported in the Property-Casualty segment.

In addition, the Allianz Group reclassified its life and health reinsurance assumed business to the Life/Health segment. This business was previously reported in the Property-Casualty segment.

Finally, the Allianz Group revised the presentation of elimination for intra-Allianz Group dividends. Intra-Allianz Group dividends are now eliminated by the subsidiary receiving the dividend. Intra-Allianz Group dividends were previously eliminated within the segment if the dividend-involved subsidiaries were within the same segment or eliminated in the consolidation adjustments if the dividend-involved subsidiaries were in different segments.

The effects of all of these changes to segment reporting were implemented retrospectively; therefore, all previously reported segment balance sheets and segment income statements were reclassified to ensure consistency and comparability with the presentation as implemented on January 1, 2006.

Operating Profit Methodology

As a result of the reclassifications and changes in segment reporting, as well as improving the consistency of external financial reporting with internal financial reporting, the methodology for defining operating profit was changed effective January 1, 2006. A summary of the key changes is as follows:

•	Amortization of intangible assets and restructuring charges, except for the operating restructuring charges for the Life/Health segment, are non operating items for all segments.

•

Realized gains/losses (net) from investments, shared with policyholders and impairments of investments (net), shared with policyholders are included in operating profit for the Property-Casualty and Life/Health segment.

•

The policyholder participation in tax income/tax expenses on premium refunds arising in connection with tax exempted income/expenses is, similar to the recognition of premium refunds included in the operating profit of the Life/Health segment.

Summary of the impact of the changes to operating profit by segment for the years ended December 31, 2005 and 2004:

	Operating profit, as previously reported	Changes	Operating profit
	€ mn	€ mn	€ mn
2005
Property-Casualty	4,162	980	5,142
Life/Health	1,603	491	2,094
Banking	845	(141)	704
Asset Management	1,133	(1)	1,132
Corporate	—	(881)	(881)
Consolidation adjustments	—	(188)	(188)
Allianz Group	7,743	260	8,003
2004
Property-Casualty	3,979	846	4,825
Life/Health	1,418	370	1,788
Banking	586	(139)	447
Asset Management	856	(17)	839
Corporate	—	(870)	(870)
Consolidation adjustments	—	(28)	(28)
Allianz Group	6,839	162	7,001

Cash Flow Statements

As a result of the reclassifications to the consolidated balance sheets and consolidated income statements discussed above, the Allianz Group made corresponding reclassifications to the consolidated statements of cash flows. In addition, the Allianz Group reclassified the following line items from operating activities to investing or financing activities in order to consistently present changes in interest-bearing assets and liabilities:

•	Loans and advances to banks and customers are reclassified as investing activities.

•	Liabilities to banks and customers are reclassified as financing activities.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

•	Aggregate policy reserves for universal-life type insurance and investment contracts are reclassified as financing activities.

•	Certificated liabilities are reclassified as financing activities.

4    Consolidation

Scope of the consolidation

As of December 31, 2006, in addition to Allianz SE, 143 (2005: 169; 2004: 156) German and 824 (2005: 840; 2004: 907) foreign subsidiaries have been consolidated. As of December 31, 2006, 51 (2005: 67; 2004: 68) German and 21 (2005: 26; 2004: 29) foreign investment funds and 46 (2005: 35; 2004: 24) SPEs were also consolidated.

As of December 31, 2006, of the entities that have been consolidated, 9 (2005: 9; 2004: 9) subsidiaries have been consolidated where the Allianz Group owns less than majority of the voting power of the subsidiary, including CreditRas Vita S.p.A. (“CreditRas”) and Antoniana Veneta Popolare Vita S.p.A. (“Antoniana”). The Allianz Group controls these entities on the basis of shareholder agreements between the Allianz Group subsidiary owning 50% of each such entity and the other shareholders. Pursuant to these shareholder agreements, the Allianz Group has the power to govern the financial and operating policies of these subsidiaries and the right to appoint the general manager, in the case of CreditRas, and the CEO, in the case of Antoniana, who have been given unilateral authority over all aspects of the financial and operating policies of these entities, including the hiring and termination of staff and the purchase and sale of assets. Furthermore, all management functions of these subsidiaries are performed by the employees of the Allianz Group and all operations are undertaken in Allianz Group’s facilities. The Allianz Group also develops all insurance products written through these subsidiaries. Although the Allianz Group and the other shareholders each have the right to appoint half of the directors of each subsidiary, the rights of the other shareholders are limited to matters specifically reserved to the board of directors and shareholders under Italian law, such as decisions concerning capital increases, amendments to articles and similar matters. In addition, in the case of Antoniana, the Allianz Group has the right to appoint the Chairman, who has double board voting rights, thereby giving the Allianz Group a majority of board votes. The shareholder agreements for CreditRas and Antoniana are subject to automatic renewal and are not terminable prior to their stated terms.

As of December 31, 2006, there were 9 (2005: 10; 2004: 11) joint ventures that were accounted for using the equity method; each of these entities is jointly managed by the Allianz Group together with a third party not consolidated in the Allianz Group’s consolidated financial statements. As of December 31, 2006, there were 177 (2005: 150; 2004: 181) associated entities accounted for using the equity method.

All subsidiaries, joint ventures, and associated enterprises are individually listed in the disclosure of equity investments that will be published together with the consolidated financial statements in the German Electronic Federal Gazette as well as on the Company’s Website. The disclosure of equity investments includes individually listed commercial partnerships which are exempt from preparing single financial statements in accordance with section 264b of the German Commercial Code (“HGB”) as they are included in the consolidated financial statements of the Allianz Group. Selected subsidiaries and associated entities are listed in the selected subsidiaries and other holdings section.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Acquisitions

	Effects on the Consolidated Financial Statements in the Year of Acquisition(1)
	Date of first-time consolidation	Revenues		Net income	Goodwill(2)
		€ mn		€ mn	€ mn
2006
Home & Legacy Limited, London	6/15/2006	—		1	68
MAN Roland Druckmaschinen AG, Offenbach	7/18/2006	1,044		3	144
Premier Line Direct Limited, Lancaster	10/1/2006	7		1	36
2004
Four Seasons Health Care Ltd., Wilmslow	8/18/2004	163	(3)	2	141

(1)	Consolidated in the business segments.
(2)	At the date of first-time consolidation.
(3)	Income from service agreements (not included in total revenues of the Allianz Group).

2006 Acquisitions

MAN Roland Druckmaschinen AG, Offenbach

On July 18, 2006, the Allianz Group acquired 100.0% of MAN Roland Druckmaschinen AG, Offenbach at a purchase price of €554 mn. MAN Roland is the world’s second largest manufacturer of printing systems. The impact of the acquisition of MAN Roland Druckmaschinen AG, Offenbach, net of cash acquired, on the consolidated statements of cash flows for the year ended December 31, 2006 was:

As of December 31,	2006
€ mn
Intangible assets	268
Loans and advances to banks and customers	386
Other assets	931
Liabilities to banks and customers	(491)
Other liabilities	(625)
Deferred tax liabilities	(125)
Acquisition of subsidiary, net of cash acquired	344

2004 Acquisitions

Four Seasons Health Care Ltd., Wilmslow

On August 18, 2004, the Allianz Group acquired 100.0% of Four Seasons Health Care Ltd., Wilmslow at a purchase price of €347 mn. Four Seasons Health Care Ltd., Wilmslow operates care homes and specialist centres in England, Scotland and Northern Ireland.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Disposals

	Effects on the Consolidated Financial Statements in the Year of Disposal(1)
	Date of deconsolidation	Revenues	Net income	Disposed goodwill charged to income(2)
		€ mn	€ mn	€ mn
2006
Four Seasons Health Care Ltd., Wilmslow	8/31/2006	—	16	158
2005
Cadence Capital Management Inc., Delaware	8/31/2005	17	5	39
DresdnerGrund-Fonds, Frankfurt am Main	12/22/2005	—	85	—
2004
Allianz of Canada, Inc., Toronto	9/12/2004	458	105	31
Allianz President General Insurance Co. Ltd., Taipeh	9/27/2004	69	10	4
ENTENIAL, Guyancourt	4/2/2004	—	—	(5)

(1)	Consolidated in the business segments.
(2)	At the date of deconsolidation.

2006 Disposals

Four Seasons Health Care Ltd., Wilmslow On August 31, 2006, the Allianz Group sold its shares in Four Seasons Health Care Ltd., Wilmslow. The proceeds from sale of these shares amounted to €863 mn.

2005 Disposals

DresdnerGrund-Fonds, Frankfurt am Main On December 22, 2005, the Allianz Group sold its shares in DresdnerGrund-Fonds, Frankfurt am Main. The proceeds from sale of these shares amounted to €2,029 mn.

Acquisitions and disposals of minority interests

2006

Riunione Adriatica di Sicurtà S.p.A., Milan (“RAS”) On October 13, 2006, the Allianz Group increased its interest in RAS by 23.7% to 100.0% followed by the merger of RAS with and into Allianz AG. The acquisition cost for the additional interest was €3,653 mn. This transaction was accounted for as a transaction between equity holders; therefore, the Allianz Group recorded a decrease in shareholders’ equity of €1,994 mn and a decrease of minority interests of €1,659 mn.

Allianz Global Investors of America L.P., Delaware During the year ended December 31, 2006, the Allianz Group increased its interest in Allianz Global Investors of America L.P., Delaware, by 0.3% to 97.3%. The acquisition cost for the additional interest was €70 mn. This transaction was accounted for as a transaction between equity holders; therefore, the Allianz Group recorded a decrease in shareholders’ equity of €70 mn.

2005

Riunione Adriatica di Sicurtà S.p.A., Milan (“RAS”) On November 30, 2005, the Allianz Group increased its interest in RAS, by 20.7% to 76.3%. The acquisition cost for the additional interest was €2,701 mn. This transaction was accounted for as a transaction between equity holders; therefore, the Allianz Group recorded a decrease in shareholders’ equity of €1,339 mn and a decrease of minority interests of €1,362 mn.

Allianz Global Investors of America L.P., Delaware During the year ended December 31, 2005, the Allianz Group increased its interest in Allianz Global Investors of America L.P., Delaware, by 3.4% to 97.0%. The acquisition cost for the additional interest was €209 mn. This transaction was accounted for as a transaction between equity holders; therefore, the Allianz Group recorded a decrease in shareholders’ equity of €209 mn.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Bayerische Versicherungsbank AG, Munich (was merged in January 2006 retroactively effective October 1, 2005 into Allianz Versicherungs-Aktiengesellschaft, Munich) On November 15, 2005, the Allianz Group increased its interest in Bayerische Versicherungsbank AG, Munich, by 10.0% to 100.0%. The acquisition cost for the additional interest was €22 mn. This transaction was accounted for as a transaction between equity holders; therefore, the Allianz Group recorded an increase in shareholders’ equity of €82 mn and a decrease of minority interest of €104 mn.

Assurances Générales de France, Paris During the year ended December 31, 2005, Assurances Générales de France, Paris issued shares to plan participants as a result of exercises of share options. These issuances resulted in a decrease in the Allianz Group’s ownership interest in Assurances Générales de France, Paris from 62% at December 31, 2004 to 61% at December 31, 2005. These transactions were accounted for as transactions between equity holders; therefore, the Allianz Group recorded an increase in shareholders’ equity of €19 mn and an increase in minority interests of €127 mn.

2004

Allianz Global Investors of America L.P., Delaware In January, April and November 2004, the Allianz Group increased its interest in Allianz Global Investors of America L.P., Delaware, by a total of 9.7% to 93.6%, resulting in additional goodwill of €583 mn. The acquisition cost for the additional interest was €598 mn.

5    Segment reporting

As a result of the Allianz Group’s worldwide organization, the business activities of the Allianz Group are first segregated by product and type of service: insurance activities, banking activities, asset management activities and corporate activities. Due to differences in the nature of products, risks and capital allocation, insurance activities are further divided between property-casualty and life/health categories. Thus, the Allianz Group’s segments are structured as Property-Casualty, Life/Health, Banking, Asset Management and Corporate. Based on various legal, regulatory and other operational issues associated with operating entities in jurisdictions worldwide, the segments of the Allianz Group are also further analyzed by geographical areas or regions in matrixes that comprise a number of profit and service-center segments (see following pages). This geographic analysis is performed to provide further understanding of trends and results underlying the segment data.

Property-Casualty

The Allianz Group is the largest German property-casualty insurance company based on gross premiums written during the year ended December 31, 2006. Principal product lines offered primarily within Germany include automobile liability and other automobile insurance, fire and property insurance, personal accident insurance, liability insurance and legal expense insurance. The Allianz Group is also among the largest property-casualty insurance companies in other countries, including France, Italy, the United Kingdom, Switzerland and Spain. The Allianz Group conducts its property-casualty insurance operations in these countries through five main groups of operating entities in France, primarily offering automobile, property, injury and liability insurance for both individual and corporate customers; Italy, operating in all personal and commercial property-casualty lines in particular personal automobile insurance; the United Kingdom, offering products generally similar to those offered by the Allianz Group’s German property-casualty operations as well as a number of specialty products, including extended warranty and pet insurance; Switzerland, offering property-casualty insurance, travel and assistance insurance, conventional reinsurance as well as a variety of alternative risk transfer products for corporate customers worldwide; and Spain, offering a wide variety of traditional personal and commercial property-casualty insurance products, with an emphasis on automobile insurance.

Life/Health

The Allianz Group is the largest provider of life insurance and the third largest provider of health insurance in Germany as measured by gross premiums written during the year ended December 31, 2006. Germany is the Allianz Group’s

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

most important market for life/health insurance. The Allianz Group’s German life insurance companies offer a comprehensive and unified range of life insurance and life insurance-related products on both an individual and group basis. The main classes of coverage offered include endowment life insurance, annuity policies, term life insurance, unit linked annuities, and other life insurance-related forms of cover, which are provided as riders to other policies and on a stand-alone basis. The Allianz Group’s German health insurance companies provide a wide range of health insurance products, including full private healthcare coverage for the self-employed, salaried employees and civil servants, supplementary insurance for people insured under statutory health insurance plans, daily sickness allowance for the self-employed and salaried employees, hospital daily allowance, supplementary care insurance and foreign travel medical expenses insurance. The Allianz Group also maintains significant life/health operations in the United States, offering a wide variety of life insurance, fixed and variable annuity contracts, including equity-indexed annuities to individuals, and long-term care insurance to individual and corporate customers. Italy and France are also markets where the Allianz Group maintains a significant presence offering products such as unit linked and investment-oriented products, health insurance and individual and group life insurance.

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

Asset Management

The Allianz Group’s Asset Management segment operates as a global provider of institutional and retail asset management products and services to third-party investors and provides investment management services to the Allianz Group’s insurance operations. The Allianz Group managed €764 bn of third-party assets on a worldwide basis as of December 31, 2006, with key management centers in Munich, Frankfurt, London, Paris, Singapore, Hong Kong, Milan, Westport (Connecticut) and San Francisco, San Diego and Newport Beach (California). The United States is the Allianz Group’s largest geographic region for third-party assets under management accounting for approximately 57.1% (2005: 59.6% and 2004: 59.5%) of the total third-party assets under management. As measured by total assets under management at December 31, 2006, the Allianz Group is one of the five largest asset managers in the world.

Corporate

The Corporate segment includes all group activities which are not allocated to a specific business segment. Further, the Corporate segment includes group funding and risk management activities, such as the senior bonds, subordinated bonds and money market securities issued or guaranteed by Allianz SE and the related derivative financial instruments held by Allianz SE or one of its subsidiaries. The activities included in the Corporate segment were previously reported in the Property-Casualty segment.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Business Segment Information—Consolidated Balance Sheets

	Property-Casualty		Life/Health		Banking
As of December 31,	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
ASSETS
Cash and cash equivalents	4,100	3,793	6,998	5,874	21,528	21,848
Financial assets carried at fair value through income	4,814	2,243	11,026	10,564	139,505	165,928
Investments	88,819	87,587	190,607	183,350	17,803	17,323
Loans and advances to banks and customers	16,825	15,873	85,769	84,072	313,709	249,212
Financial assets for unit linked contracts	—	—	61,864	54,661	—	—
Reinsurance assets	11,437	12,728	7,966	9,494	—	—
Deferred acquisition costs	3,704	3,563	15,381	14,550	—	—
Deferred tax assets	1,651	1,775	503	567	1,679	2,016
Other assets	17,737	16,607	12,891	12,505	9,571	12,273
Intangible assets	1,653	1,595	2,399	2,390	2,285	2,283

Total assets	150,740	145,764	395,404	378,027	506,080	470,883

	Property-Casualty		Life/Health		Banking
As of December 31,	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	1,070	132	5,251	3,517	72,215	82,080
Liabilities to banks and customers	4,473	4,383	7,446	5,479	350,148	301,586
Unearned premiums	12,994	12,945	1,874	1,580	—	—
Reserves for loss and loss adjustment expenses	58,664	60,259	6,804	6,806	—	—
Reserves for insurance and investment contracts	8,956	9,161	278,701	269,433	—	2
Financial liabilities for unit linked contracts	—	—	61,864	54,661	—	—
Deferred tax liabilities	3,902	4,155	1,181	1,800	83	405
Other liabilities	18,699	16,491	16,314	18,454	12,140	12,557
Certificated liabilities	657	412	3	4	46,191	50,719
Participation certificates and subordinated liabilities	1,605	1,634	66	141	8,456	7,428

Total liabilities	111,020	109,572	379,504	361,875	489,233	454,777

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Asset Management		Corporate		Consolidation		Group
2006	2005	2006	2005	2006	2005	2006	2005
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn

767	476	536	166	(898)	(510)	33,031	31,647

985	1,031	1,158	956	(619)	(376)	156,869	180,346
774	832	96,652	88,130	(96,521)	(92,207)	298,134	285,015
367	477	2,963	2,180	(11,355)	(15,006)	408,278	336,808
—	—	—	—	—	—	61,864	54,661
—	—	—	—	(43)	(102)	19,360	22,120
50	28	—	—	—	—	19,135	18,141
196	213	1,473	1,840	(775)	(1,112)	4,727	5,299
3,471	3,567	7,020	5,331	(11,797)	(7,990)	38,893	42,293
6,334	6,690	264	—	—	—	12,935	12,958

12,944	13,314	110,066	98,603	(122,008)	(117,303)	1,053,226	989,288

Asset Management		Corporate		Consolidation		Group
2006	2005	2006	2005	2006	2005	2006	2005
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn

—	—	1,713	1,492	(550)	(379)	79,699	86,842
605	667	7,293	9,985	(8,887)	(11,784)	361,078	310,316
—	—	—	—	—	(1)	14,868	14,524

—	—	—	—	(4)	(60)	65,464	67,005

—	—	306	(78)	(266)	(206)	287,697	278,312

—	—	—	—	—	—	61,864	54,661
46	54	171	22	(765)	(1,112)	4,618	5,324
3,689	3,876	14,149	11,931	(15,227)	(11,994)	49,764	51,315
—	4	9,265	8,956	(1,194)	(892)	54,922	59,203
—	—	7,099	6,428	(864)	(947)	16,362	14,684

4,340	4,601	39,996	38,736	(27,757)	(27,375)	996,336	942,186

Total equity						56,890	47,102

Total liabilities and equity						1,053,226	989,288

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Business Segment Information—Consolidated Income Statements

	Property-Casualty			Life/Health			Banking
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	37,950	37,685	37,385	20,574	19,997	19,404	—	—	—
Interest and similar income	4,096	3,747	3,615	12,972	12,057	11,493	7,312	7,321	6,545
Income from financial assets and liabilities carried at fair value through income (net)	189	164	25	(361)	258	198	1,335	1,163	1,509
Realized gains/losses (net)	1,792	1,421	1,055	3,282	2,731	2,007	492	1,020	543
Fee and commission income	1,014	989	782	630	507	224	3,598	3,397	3,237
Other income	69	53	288	43	45	44	25	11	4
Income from fully consolidated private equity investments	—	—	—	—	—	—	—	—	—

Total income	45,110	44,059	43,150	37,140	35,595	33,370	12,762	12,912	11,838

Claims and insurance benefits incurred (net)	(24,672)	(25,331)	(25,271)	(17,625)	(17,439)	(17,535)	—	—	—
Change in reserves for insurance and investment contracts (net)	(425)	(707)	(611)	(10,525)	(10,443)	(8,746)	—	—	—
Interest expense	(273)	(339)	(417)	(280)	(452)	(452)	(4,592)	(5,027)	(4,189)
Loan loss provisions	(2)	(1)	(7)	(1)	—	(3)	(28)	110	(344)
Impairments of investments (net)	(200)	(95)	(144)	(390)	(199)	(281)	(215)	(184)	(509)
Investment expenses	(300)	(333)	(204)	(750)	(567)	(649)	(47)	(30)	(25)
Acquisition and administrative expenses (net)	(10,590)	(10,216)	(10,192)	(4,437)	(3,973)	(3,711)	(5,605)	(5,661)	(5,643)
Fee and commission expenses	(721)	(775)	(530)	(223)	(219)	(145)	(590)	(547)	(530)
Amortization of intangible assets	(1)	(11)	(403)	(26)	(13)	(168)	—	(1)	(281)
Restructuring charges	(362)	(68)	(32)	(174)	(18)	(24)	(424)	(13)	(292)
Other expenses	(4)	(17)	(39)	(9)	(1)	(43)	14	(33)	(117)
Expenses from fully consolidated private equity investments	—	—	—	—	—	—	—	—	—

Total expenses	(37,550)	(37,893)	(37,850)	(34,440)	(33,324)	(31,757)	(11,487)	(11,386)	(11,930)

Income before income taxes and minority interests in earnings	7,560	6,166	5,300	2,700	2,271	1,613	1,275	1,526	(92)
Income taxes	(2,075)	(1,804)	(1,751)	(641)	(488)	(458)	(263)	(387)	302
Minority interests in earnings	(739)	(827)	(681)	(416)	(425)	(333)	(94)	(102)	(101)

Net income (loss)	4,746	3,535	2,868	1,643	1,358	822	918	1,037	109

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Asset Management			Corporate			Consolidation			Group
2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
—	—	—	—	—	—	—	—	—	58,524	57,682	56,789
112	90	63	509	416	395	(1,045)	(987)	(915)	23,956	22,644	21,196
38	19	11	(334)	(441)	(61)	73	—	(5)	940	1,163	1,677
7	6	17	861	172	1,225	(283)	(372)	(279)	6,151	4,978	4,568
4,186	3,746	3,096	190	164	137	(762)	(641)	(663)	8,856	8,162	6,813
11	11	14	28	—	—	(90)	(28)	(21)	86	92	329
—	—	—	1,392	598	175	—	—	—	1,392	598	175

4,354	3,872	3,201	2,646	909	1,871	(2,107)	(2,028)	(1,883)	99,905	95,319	91,547

—	—	—	—	—	—	—	—	—	(42,297)	(42,770)	(42,806)
—	—	—	—	—	(204)	(425)	(26)	5	(11,375)	(11,176)	(9,556)
(41)	(33)	(13)	(1,282)	(1,321)	(1,361)	709	795	744	(5,759)	(6,377)	(5,688)
—	—	—	(5)	—	—	—	—	—	(36)	109	(354)
(2)	—	—	32	(62)	(505)	—	—	(36)	(775)	(540)	(1,475)
—	(1)	(8)	(215)	(345)	(44)	204	184	163	(1,108)	(1,092)	(767)
(2,286)	(2,277)	(2,026)	(655)	(516)	(540)	87	84	143	(23,486)	(22,559)	(21,969)
(1,262)	(1,110)	(918)	(127)	(92)	(84)	572	431	403	(2,351)	(2,312)	(1,804)
(24)	(25)	(510)	—	—	—	—	—	—	(51)	(50)	(1,362)
(4)	(1)	—	—	—	—	—	—	1	(964)	(100)	(347)
—	—	(1)	—	—	—	—	—	—	1	(51)	(200)
—	—	—	(1,381)	(572)	(175)	—	—	—	(1,381)	(572)	(175)

(3,619)	(3,447)	(3,476)	(3,633)	(2,908)	(2,913)	1,147	1,468	1,423	(89,582)	(87,490)	(86,503)

735	425	(275)	(987)	(1,999)	(1,042)	(960)	(560)	(460)	10,323	7,829	5,044
(278)	(129)	52	824	741	263	420	4	(18)	(2,013)	(2,063)	(1,610)
(53)	(52)	(52)	(16)	(10)	(28)	29	30	27	(1,289)	(1,386)	(1,168)

404	244	(275)	(179)	(1,268)	(807)	(511)	(526)	(451)	7,021	4,380	2,266

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Business Segment Information—Insurance

PROPERTY-CASUALTY	Premiums earned (net)			Loss ratio(1)
As of and for the years ended December 31,	2006	2005	2004	2006	2005	2004
	€ mn	€ mn	€ mn	%	%	%
Europe
Germany(2)	9,844	10,048	9,702	65.1	63.0	66.6
France	4,429	4,375	4,484	71.0	74.0	73.5
Italy	4,935	4,964	4,840	68.8	69.3	69.4
United Kingdom	1,874	1,913	2,012	64.1	65.4	65.1
Switzerland	1,706	1,708	1,659	69.3	74.9	72.9
Spain	1,675	1,551	1,454	71.0	71.4	72.2
Western and Southern Europe	2,819	2,863	2,985	61.7	63.2	67.0
New Europe	1,388	1,313	1,151	61.0	61.6	67.7
Subtotal	28,670	28,735	28,287	—	—	—
NAFTA Region	3,623	3,566	3,901	58.4	67.1	64.4
Asia-Pacific	1,336	1,280	1,243	68.7	68.0	72.7
South America	623	510	378	64.8	64.5	64.7
Other	32	30	33	—	—	—
Specialty Lines
Credit Insurance	1,113	997	901	49.7	41.3	40.8
Allianz Global Corporate and Specialty(2)	1,545	1,633	1,779	62.5	91.1	70.5
Travel Insurance and Assistance Services	1,008	934	863	58.7	60.3	59.7
Subtotal	3,666	3,564	3,543	—	—	—
Subtotal	37,950	37,685	37,385	—	—	—
Consolidation adjustments(3)	—	—	—	—	—	—

Total	37,950	37,685	37,385	65.0	67.2	67.6

LIFE/HEALTH	Statutory premiums(4)			Statutory expense ratio(5)
As of and for the years ended December 31,	2006	2005	2004	2006	2005	2004
	€ mn	€ mn	€ mn	%	%	%
Europe
Germany Life	13,009	12,231	10,938	9.1	8.1	9.9
Germany Health	3,091	3,042	3,020	9.3	9.1	9.6
Italy	8,555	9,313	8,738	6.4	5.4	3.0
France	5,792	5,286	4,719	12.6	15.1	17.8
Switzerland	1,005	1,058	1,054	9.9	8.7	10.2
Spain	629	547	676	9.3	7.4	5.9
Western and Southern Europe	1,655	1,546	1,749	14.8	13.3	17.6
New Europe	828	479	391	19.6	25.7	27.0
Subtotal	34,564	33,502	31,285	—	—	—
United States	8,758	11,115	11,234	8.0	4.8	2.4
Asia-Pacific	3,733	3,309	2,550	11.2	12.0	12.6
South America	147	141	64	16.9	17.7	26.6
Other(6)	439	455	911	—	—	—
Subtotal	47,641	48,522	46,044	—	—	—
Consolidation adjustments(3)	(220)	(250)	(811)	—	—	—

Total	47,421	48,272	45,233	9.6	8.4	8.5

(1)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
(2)

With effect from the first quarter of 2006, we have combined the activities of the former Allianz Global Risks Re and Allianz Marine & Aviation, as well as the corporate customer business of Allianz Sach, which was formerly included within property-casualty Germany. Additionally, with effect from the second quarter of 2006, we have included Allianz Global Risks US, which was formerly presented within NAFTA, within the newly combined entity Allianz Global Corporate & Specialty. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods.

(3)	Represents elimination of intercompany transactions between Allianz Group subsidiaries in different geographic regions.
(4)

Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

(5)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).
(6)

Contains, among others, the life/health business assumed by Allianz SE, which was previously reported under property-casualty Germany in the Property-Casualty segment. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Expense ratio(7)			Operating profit (loss)			Total assets
2006	2005	2004	2006	2005	2004	2006	2005
%	%	%	€ mn	€ mn	€ mn	€ mn	€ mn

27.8	26.4	26.4	1,479	1,765	1,524	49,570	46,625	(8)
28.2	28.0	27.0	420	227	245	14,395	15,627
23.0	24.3	25.0	816	741	686	30,373	30,225
31.6	30.8	30.6	281	268	276	7,344	7,026
23.5	22.9	20.5	228	153	148	5,832	6,298
19.3	20.0	18.9	252	217	197	3,990	3,797
28.5	28.0	27.7	550	494	434	7,686	7,969
30.2	29.3	29.1	201	213	146	3,427	3,049
—	—	—	4,227	4,078	3,656	122,617	120,616
30.5	29.1	30.1	825	495	406	13,591	8,018
27.2	27.2	27.3	244	252	154	6,880	5,111
36.4	36.3	38.0	47	61	8	1,295	1,228
—	—	—	(7)	7	10	211	209

27.9	25.7	35.2	442	420	350	4,674	4,763
29.7	31.3	29.2	404	(254)	178	17,929	14,637	(9)
43.1	33.0	35.8	90	77	59	1,246	1,161
—	—	—	936	243	587	23,849	20,561
—	—	—	6,272	5,136	4,821	168,443	155,743
—	—	—	(3)	6	4	(17,703)	(9,979)

27.9	27.1	27.3	6,269	5,142	4,825	150,740	145,764

Operating profit (loss)			Total assets
2006	2005	2004	2006	2005
€ mn	€ mn	€ mn	€ mn	€ mn

521	347	262	154,178	146,946
184	159	137	19,022	18,136
339	334	276	49,905	50,085
582	558	359	69,231	67,076
50	55	35	9,053	9,305
92	71	66	5,840	5,639
182	166	206	16,693	15,833
50	34	23	2,537	1,924
2,000	1,724	1,364	326,459	314,944
418	257	376	56,371	55,466
81	27	62	13,061	11,497
1	2	4	259	272
74	92	(8)	286	250
2,574	2,102	1,798	396,436	382,429
(9)	(8)	(10)	(1,032)	(4,402)

2,565	2,094	1,788	395,404	378,027

(7)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
(8)	Includes the corporate customer segment business of Allianz Sach.
(9)	Does not include the corporate customer segment business of Allianz Sach, previously included within property-casualty Germany.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Business Segment Information—Banking

BANKING SEGMENT—BY DIVISION

	Operating revenues			Operating profit (loss)			Cost-income ratio
	2006	2005	2004	2006	2005	2004	2006		2005		2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	%		%		%
Private & Business Clients(1)	3,204	3,033	2,974	653	470	187	76.6		80.0		86.5
Corporate & Investment Banking(1)	3,525	3,038	3,005	692	513	515	80.0		83.6		81.1
Corporate Other(2)	82	(32)	378	16	(353)	(248)	—	(3)	—	(3)	—	(3)

Dresdner Bank	6,811	6,039	6,357	1,361	630	454	79.6		91.4		87.6
Other Banks(4)	277	279	219	61	74	(7)	76.0		72.4		100.0

Total	7,088	6,318	6,576	1,422	704	447	79.5		90.6		88.0

(1)

Our reporting by divisions reflects the organizational changes within Dresdner Bank in 2006, resulting in two operating divisions. Private & Business Clients combines all banking activities for private and corporate customers formerly provided by the Personal Banking and Private & Business Banking divisions. Furthermore, Corporate & Investment Banking combines the former Corporate Banking and Dresdner Kleinwort divisions. Prior year balances have been adjusted accordingly to reflect these reorganization measures and allow for comparability across periods. Effective starting with the first quarter of 2007, the future business model of Dresdner Bank will consist of two new operating divisions Private & Corporate Clients and Investment Banking. According to this future business model, we will integrate our business activities with medium-sized corporate clients into that with private and business clients. In the table above, our medium-sized business clients remain part of Corporate & Investment Banking. The future business model with the two new business divisions Private & Corporate Clients and Investment Banking is not reflected in the table above.

(2)

The Corporate Other division contains income and expense items that are not assigned to Dresdner Bank’s operating divisions. These items include impacts from the accounting treatment for derivative financial instruments used as a hedge which do not qualify for hedge accounting as well as provisioning requirements for country and general risks. For the years ended December 31, 2006, 2005 and 2004 the impact from the accounting treatment for derivative financial instruments used as a hedge which do not qualify for hedge accounting on Corporate Other’s operating revenues amounted to €(47) mn, €(214) mn and €7 mn, respectively. With effect from the first quarter of 2006, the majority of expenses for support functions and central projects previously included within Corporate Other have been allocated to the operating divisions. Additionally, the non-strategic Institutional Restructuring Unit was closed down effective September 30, 2005, having successfully completed its mandate to free-up risk capital through the reduction of non-strategic risk-weighted assets. Furthermore, effective in the first quarter of 2006, and as a result of Dresdner Bank restructuring its divisions, the Institutional Restructuring Unit’s 2005 and 2004 results of operations were reclassified into Corporate Other. Prior year balances have been adjusted accordingly to reflect these reclassifications and allow for comparability across periods.

(3)	Presentation not meaningful.
(4)

Consists of non-Dresdner Bank banking operations within our Banking segment, as well as the elimination of trading income (net) of €6 mn at Dresdner Bank resulting from Dresdner Bank’s trading activities in Allianz SE shares during the year ended December 31, 2006.

BANKING SEGMENT—BY GEOGRAPHIC REGION

	Operating revenues			Operating profit (loss)
	2006	2005	2004	2006	2005	2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Germany	4,312	4,340	4,290	853	814	38
Rest of Europe	2,006	1,620	1,557	237	(105)	(27)
NAFTA	560	176	603	251	(78)	411
Rest of World	210	182	126	81	73	25

Total	7,088	6,318	6,576	1,422	704	447

Business Segment Information – Operating Profit

The Allianz Group evaluates the results of its Property-Casualty, Life/Health, Banking, Asset Management and Corporate segments using a financial performance measure referred to herein as “operating profit”. The Allianz Group defines segment operating profit as earnings from ordinary

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

activities before taxes, excluding, as applicable for each respective segment, all or some of the following items: net capital gains and impairments on investments, net trading income, intra-Allianz Group dividends and profit transfer, interest expense on external debt, restructuring charges, other non-operating income/expenses, acquisition-related expenses and amortization of goodwill.

While these excluded items are significant components in understanding and assessing the Allianz Group’s consolidated financial performance, the Allianz Group believes that the presentation of operating results enhances the understanding and comparability of the performance of its operating segments by highlighting net income attributable to ongoing segment operations and the underlying profitability of its businesses. For example, the Allianz Group believes that trends in the underlying profitability of its segments can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments on investment securities, as these are largely dependent on market cycles or issuer-specific events over which the Allianz Group has little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at the Allianz Group’s discretion. Operating profit is not a substitute for earnings from ordinary activities before taxes or net income as determined in accordance with IFRS. The Allianz Group’s definition of operating profit may differ from similar measures used by other companies, and may change over time.

The following table sets forth the total revenues, operating profit and net income for each of our business segments for the years ended December 31, 2006, 2005 and 2004, as well as consolidated net income of the Allianz Group.

Segment Information – Total Revenues and Operating Profit

	Property- Casualty	Life/ Health	Banking	Asset Management	Corporate	Consolidation	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2006
Total revenues(1)	43,674	47,421	7,088	3,044	—	(98)	101,129
Operating profit (loss)	6,269	2,565	1,422	1,290	(831)	(329)	10,386
Non-operating items	1,291	135	(147)	(555)	(156)	(631)	(63)
Income (loss) before income taxes and minority interests in earnings	7,560	2,700	1,275	735	(987)	(960)	10,323
Income taxes	(2,075)	(641)	(263)	(278)	824	420	(2,013)
Minority interests in earnings	(739)	(416)	(94)	(53)	(16)	29	(1,289)

Net income (loss)	4,746	1,643	918	404	(179)	(511)	7,021

2005
Total revenues(1)	43,699	48,272	6,318	2,722	—	(44)	100,967
Operating profit (loss)	5,142	2,094	704	1,132	(881)	(188)	8,003
Non-operating items	1,024	177	822	(707)	(1,118)	(372)	(174)
Income (loss) before income taxes and minority interests in earnings	6,166	2,271	1,526	425	(1,999)	(560)	7,829
Income taxes	(1,804)	(488)	(387)	(129)	741	4	(2,063)
Minority interests in earnings	(827)	(425)	(102)	(52)	(10)	30	(1,386)

Net income (loss)	3,535	1,358	1,037	244	(1,268)	(526)	4,380

2004
Total revenues(1)	42,942	45,233	6,576	2,245	—	(47)	96,949
Operating profit (loss)	4,825	1,788	447	839	(870)	(28)	7,001
Non-operating items	475	(175)	(539)	(1,114)	(172)	(432)	(1,957)
Income (loss) before income taxes and minority interests in earnings	5,300	1,613	(92)	(275)	(1,042)	(460)	5,044
Income taxes	(1,751)	(458)	302	52	263	(18)	(1,610)
Minority interests in earnings	(681)	(333)	(101)	(52)	(28)	27	(1,168)

Net income (loss)	2,868	822	109	(275)	(807)	(451)	2,266

(1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Property-Casualty Segment

	2006	2005	2004
	€ mn	€ mn	€ mn
Gross premiums written(1)	43,674	43,699	42,942
Ceded premiums written	(5,415)	(5,529)	(5,299)
Change in unearned premiums	(309)	(485)	(258)
Premiums earned (net)	37,950	37,685	37,385
Interest and similar income	4,096	3,747	3,615
Income from financial assets and liabilities designated at fair value through income (net)(2)	106	132	5
Realized gains/losses (net) from investments, shared with policyholders(3)	46	273	58
Fee and commission income	1,014	989	782
Other income	69	53	288

Operating revenues	43,281	42,879	42,133

Claims and insurance benefits incurred (net)	(24,672)	(25,331)	(25,271)
Changes in reserves for insurance and investment contracts (net)	(425)	(707)	(611)
Interest expense	(273)	(339)	(417)
Loan loss provisions	(2)	(1)	(7)
Impairments of investments (net), shared with policyholders(4)	(25)	(18)	(37)
Investment expenses	(300)	(333)	(204)
Acquisition and administrative expenses (net)	(10,590)	(10,216)	(10,192)
Fee and commission expenses	(721)	(775)	(530)
Other expenses	(4)	(17)	(39)

Operating expenses	(37,012)	(37,737)	(37,308)

Operating profit	6,269	5,142	4,825
Income from financial assets and liabilities held for trading (net)(2)	83	32	20
Realized gains/losses (net) from investments, not shared with policyholders(3)	1,746	1,148	997
Impairments of investments (net), not shared with policyholders(4)	(175)	(77)	(107)
Amortization of intangible assets	(1)	(11)	(403)
Restructuring charges	(362)	(68)	(32)
Non-operating items	1,291	1,024	475
Income before income taxes and minority interests in earnings	7,560	6,166	5,300
Income taxes	(2,075)	(1,804)	(1,751)
Minority interests in earnings	(739)	(827)	(681)

Net income	4,746	3,535	2,868

Loss ratio(5) in %	65.0	67.2	67.6
Expense ratio(6) in %	27.9	27.1	27.3

Combined ratio(7) in %	92.9	94.3	94.9

(1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
(2)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
(3)	The total of these items equals realized gains/losses (net) in the segment income statement.
(4)	The total of these items equals impairments of investments (net) in the segment income statement.
(5)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
(6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
(7)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Life/Health Segment

	2006	2005	2004
	€ mn	€ mn	€ mn
Statutory premiums(1)	47,421	48,272	45,233
Ceded premiums written	(840)	(942)	(1,309)
Change in unearned premiums	(221)	(168)	(69)
Statutory premiums (net)	46,360	47,162	43,855
Deposits from SFAS 97 insurance and investment contracts	(25,786)	(27,165)	(24,451)
Premiums earned (net)	20,574	19,997	19,404
Interest and similar income	12,972	12,057	11,493
Income from financial assets and liabilities carried at fair value through income (net)	(361)	258	198
Realized gains/losses (net) from investments, shared with policyholders(2)	3,087	2,523	1,990
Fee and commission income	630	507	224
Other income	43	45	44
Operating revenues	36,945	35,387	33,353
Claims and insurance benefits incurred (net)	(17,625)	(17,439)	(17,535)
Changes in reserves for insurance and investment contracts (net)	(10,525)	(10,443)	(8,746)
Interest expense	(280)	(452)	(452)
Loan loss provisions	(1)	—	(3)
Impairments of investments (net), shared with policyholders	(390)	(199)	(281)
Investment expenses	(750)	(567)	(649)
Acquisition and administrative expenses (net)	(4,437)	(3,973)	(3,711)
Fee and commission expenses	(223)	(219)	(145)
Other expenses	(9)	(1)	(43)
Operating restructuring charges(3)	(140)	—	—
Operating expenses	(34,380)	(33,293)	(31,565)

Operating profit	2,565	2,094	1,788

Realized gains/losses (net) from investments, not shared with policyholders(2)	195	208	17
Amortization of intangible assets	(26)	(13)	(168)
Non-operating restructuring charges(3)	(34)	(18)	(24)
Non-operating items	135	177	(175)
Income before income taxes and minority interests in earnings	2,700	2,271	1,613
Income taxes	(641)	(488)	(458)
Minority interests in earnings	(416)	(425)	(333)

Net income	1,643	1,358	822

Statutory expense ratio(4) in %	9.6	8.4	8.5

(1)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

(2)	The total of these items equals realized gains/losses (net) in the segment income statement.
(3)	The total of these items equals restructuring charges in the segment income statement.
(4)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Banking Segment

	2006		2005		2004
	Banking Segment(1)	Dresdner Bank	Banking Segment(1)	Dresdner Bank	Banking Segment(1)	Dresdner Bank
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net interest income(2)	2,720	2,645	2,294	2,218	2,356	2,264
Net fee and commission income(3)	3,008	2,841	2,850	2,693	2,707	2,574
Trading income (net)(4)	1,282	1,248	1,170	1,123	1,518	1,524
Income from financial assets and liabilities designated at fair value through income (net)(4)	53	53	(7)	(6)	(9)	(9)
Other income	25	24	11	11	4	4
Operating revenues(5)	7,088	6,811	6,318	6,039	6,576	6,357
Administrative expenses	(5,605)	(5,384)	(5,661)	(5,452)	(5,643)	(5,416)
Investment expenses	(47)	(53)	(30)	(37)	(25)	(32)
Other expenses	14	14	(33)	(33)	(117)	(118)
Operating expenses	(5,638)	(5,423)	(5,724)	(5,522)	(5,785)	(5,566)
Loan loss provisions	(28)	(27)	110	113	(344)	(337)
Operating profit	1,422	1,361	704	630	447	454
Realized gains/losses (net)	492	491	1,020	1,020	543	533
Impairments of investments (net)	(215)	(215)	(184)	(183)	(509)	(505)
Amortization of intangible assets	—	—	(1)	—	(281)	(281)
Restructuring charges	(424)	(422)	(13)	(12)	(292)	(290)
Non-operating items	(147)	(146)	822	825	(539)	(543)
Income (loss) before income taxes and minority interests in earnings	1,275	1,215	1,526	1,455	(92)	(89)
Income taxes	(263)	(239)	(387)	(373)	302	296
Minority interests in earnings	(94)	(81)	(102)	(82)	(101)	(60)

Net income	918	895	1,037	1,000	109	147

Cost-income ratio(6) in %	79.5	79.6	90.6	91.4	88.0	87.6

(1)

Consists of Dresdner Bank and non-Dresdner Bank banking operations within our Banking segment, as well as the elimination of trading income (net) of €6 mn at Dresdner Bank resulting from Dresdner Bank’s trading activities in Allianz SE shares during the year ended December 31, 2006.

(2)	Represents interest and similar income less interest expense.
(3)	Represents fee and commission income less fee and commission expense.
(4)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
(5)	For the Banking segment, total revenues are measured based upon operating revenues.
(6)	Represents operating expenses divided by operating revenues.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Asset Management Segment

	2006		2005		2004
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net fee and commission income(1)	2,924	2,874	2,636	2,597	2,178	2,176
Net interest income(2)	71	66	56	51	42	41
Income from financial assets and liabilities carried at fair value through income (net)	38	37	19	18	11	10
Other income	11	12	11	11	14	14
Operating revenues(3)	3,044	2,989	2,722	2,677	2,245	2,241
Administrative expenses, excluding acquisition-related expenses(4)	(1,754)	(1,713)	(1,590)	(1,560)	(1,405)	(1,406)
Other expenses	—	—	—	—	(1)	(1)
Operating expenses	(1,754)	(1,713)	(1,590)	(1,560)	(1,406)	(1,407)
Operating profit	1,290	1,276	1,132	1,117	839	834
Realized gains/losses (net)	7	5	6	5	17	17
Impairments of investments (net)	(2)	(2)	—	—	—	—
Acquisition-related expenses, thereof:(4)
Deferred purchases of interests in PIMCO	(523)	(523)	(677)	(677)	(501)	(501)
Other acquisition-related expenses(5)	(9)	(9)	(10)	(10)	(120)	(120)
Subtotal	(532)	(532)	(687)	(687)	(621)	(621)
Amortization of intangible assets(6)	(24)	(23)	(25)	(25)	(510)	(510)
Restructuring charges	(4)	(4)	(1)	(1)	—	—
Non-operating items	(555)	(556)	(707)	(708)	(1,114)	(1,114)
Income (loss) before income taxes and minority interests in earnings	735	720	425	409	(275)	(280)
Income taxes	(278)	(276)	(129)	(127)	52	53
Minority interests in earnings	(53)	(49)	(52)	(48)	(52)	(52)

Net income (loss)	404	395	244	234	(275)	(279)

Cost-income ratio(7) in %	57.6	57.3	58.4	58.3	62.6	62.8

(1)	Represents fee and commission income less fee and commission expense.
(2)	Represents interest and similar income less interest expense and investment expenses.
(3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
(4)	The total of these items equals acquisition and administration expenses (net) in the segment income statement.
(5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate. These retention payments largely expired in 2005.
(6)

Includes primarily the impairment of the dit brand name and amortization charges relating to capitalized bonuses for PIMCO management. These amortization charges expired in 2005. Until December 31, 2005, these amortization charges were classified as acquisition-related expenses. Prior year balances have been reclassified to allow for comparability across periods.

(7)	Represents operating expenses divided by operating revenues.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Corporate Segment

	2006	2005	2004
	€ mn	€ mn	€ mn
Interest and similar income	509	416	395
Income from financial assets and liabilities designated at fair value through income (net)(1)	(60)	—	—
Fee and commission income	190	164	137
Other income	28	—	—
Income from fully consolidated private equity investments	1,392	598	175
Operating revenues	2,059	1,178	707
Change in reserves for insurance and investment contracts	—	—	(204)
Interest expense, excluding interest expense from external debt(2)	(507)	(534)	(530)
Loan loss provisions	(5)	—	—
Investment expenses	(215)	(345)	(44)
Acquisition and administrative expenses (net)	(655)	(516)	(540)
Fee and commission expenses	(127)	(92)	(84)
Expenses from fully consolidated private equity investments	(1,381)	(572)	(175)
Operating expenses	(2,890)	(2,059)	(1,577)
Operating profit (loss)	(831)	(881)	(870)
Income from financial assets and liabilities held for trading (net)(1)	(274)	(441)	(61)
Realized gains/losses (net)	861	172	1,225
Impairments of investments (net)	32	(62)	(505)
Interest expense from external debt(2)	(775)	(787)	(831)
Non-operating items	(156)	(1,118)	(172)
Loss before income taxes and minority interests in earnings	(987)	(1,999)	(1,042)
Income taxes	824	741	263
Minority interests in earnings	(16)	(10)	(28)
Net income (loss)	(179)	(1,268)	(807)

(1)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
(2)	The total of these items equals interest expense in the segment income statement.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Supplementary Information to the

Consolidated Balance Sheets

6    Cash and cash equivalents

As of December 31,	2006	2005
	€ mn	€ mn
Balances with banks payable on demand	26,915	26,640
Balances with central banks	4,945	3,807
Cash on hand	919	1,045
Treasury bills, discounted treasury notes, similar treasury securities and checks	224	23
Bills of exchange	28	132

Total	33,031	31,647

As of December 31, 2006, compulsory deposits on accounts with national central banks under restrictions due to required reserves from the European Central Bank totaled €4,176 mn (2005: €3,232 mn).

7    Financial assets carried at fair value through income

As of December 31,	2006	2005
	€ mn	€ mn
Financial assets held for trading
Debt securities	81,881	109,384
Equity securities	31,266	30,788
Derivative financial instruments	24,835	26,012

Subtotal	137,982	166,184

Financial assets designated at fair value through income
Debt securities	14,414	10,686
Equity securities	3,834	3,476
Loans to banks and customers	639	—

Subtotal	18,887	14,162

Total	156,869	180,346

Equity and debt securities held in financial assets held for trading are primarily marketable and listed securities. As of December 31, 2006, the debt securities include €21,924 mn (2005: €38,375 mn) from public-sector issuers and €59,957 mn (2005: €71,009 mn) from other issuers.

8    Investments

As of December 31,	2006	2005
	€ mn	€ mn
Available-for-sale investments	277,898	266,953
Held-to-maturity investments	4,748	4,826
Funds held by others under reinsurance contracts assumed	1,033	1,572
Investments in associates and joint ventures	4,900	2,095
Real estate held for investment	9,555	9,569

Total	298,134	285,015

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Available-for-sale investments

As of December 31,	2006				2005
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Debt securities
Government and agency mortgage-backed securities (residential and commercial)	8,757	16	(218)	8,555	9,894	10	(253)	9,651
Corporate mortgage-backed securities (residential and commercial)	4,768	38	(53)	4,753	3,265	37	(31)	3,271
Other asset-backed securities	3,911	25	(40)	3,896	3,381	56	(22)	3,415
Government and government agency bonds
Germany	14,523	335	(139)	14,719	15,801	825	(32)	16,594
Italy	23,722	560	(127)	24,155	23,479	1,339	(39)	24,779
France	15,353	798	(133)	16,018	16,250	1,656	(13)	17,893
United States	5,219	28	(135)	5,112	9,527	202	(85)	9,644
Spain	8,322	337	(42)	8,617	8,484	823	(3)	9,304
All other countries	36,865	736	(281)	37,320	35,824	1,604	(117)	37,311

Subtotal	104,004	2,794	(857)	105,941	109,365	6,449	(289)	115,525

Corporate bonds	81,946	1,482	(769)	82,659	73,136	3,331	(214)	76,253
Other	2,122	215	(18)	2,319	1,556	154	(2)	1,708
Subtotal	205,508	4,570	(1,955)	208,123	200,597	10,037	(811)	209,823

Equity securities	43,139	26,795	(159)	69,775	38,157	19,161	(188)	57,130

Total	248,647	31,365	(2,114)	277,898	238,754	29,198	(999)	266,953

Held-to-maturity investments

As of December 31,	2006				2005
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Government and government agency bonds
Germany	104	2	—	106	140	8	—	148
Italy	437	18	—	455	427	42	—	469
All other countries	1,561	56	(1)	1,616	1,604	72	—	1,676

Subtotal	2,102	76	(1)	2,177	2,171	122	—	2,293

Corporate bonds	2,620	92	(3)	2,709	2,619	154	—	2,773
Other	26	—	—	26	36	—	—	36

Total	4,748	168	(4)	4,912	4,826	276	—	5,102

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Unrealized losses on available-for-sale investments and held-to-maturity investments

The following table sets forth gross unrealized losses on available-for-sale investments and held-to-maturity investments and the related fair value, segregated by investment category and length of time such investments have been in a continuous unrealized loss position as of December 31, 2006 and 2005.

	Less than 12 months		Greater than 12 months		Total
As of December 31,	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2006
Debt securities
Government and agency mortgage-backed securities (residential and commercial)	2,706	(66)	4,815	(152)	7,521	(218)
Corporate mortgage-backed securities (residential and commercial)	1,738	(13)	1,078	(40)	2,816	(53)
Other asset-backed securities	1,447	(19)	728	(21)	2,175	(40)
Government and government agency bonds	37,923	(554)	9,833	(304)	47,756	(858)
Corporate bonds	31,888	(516)	6,397	(256)	38,285	(772)
Other	481	(7)	100	(11)	581	(18)

Subtotal	76,183	(1,175)	22,951	(784)	99,134	(1,959)
Equity securities	3,607	(159)	—	—	3,607	(159)

Total	79,790	(1,334)	22,951	(784)	102,741	(2,118)

2005
Debt securities
Government and agency mortgage-backed securities (residential and commercial)	6,465	(185)	2,443	(68)	8,908	(253)
Corporate mortgage-backed securities (residential and commercial)	1,474	(31)	—	—	1,474	(31)
Other asset-backed securities	1,190	(19)	113	(3)	1,303	(22)
Government and government agency bonds	23,006	(260)	1,154	(29)	24,160	(289)
Corporate bonds	13,073	(187)	695	(27)	13,768	(214)
Other	210	(2)	—	—	210	(2)

Subtotal	45,418	(684)	4,405	(127)	49,823	(811)
Equity securities	3,667	(188)	—	—	3,667	(188)

Total	49,085	(872)	4,405	(127)	53,490	(999)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Government and agency mortgage-backed securities (residential and commercial)

Total unrealized losses amounted to €218 mn at December 31, 2006. The unrealized loss positions concern mostly issues of United States government agencies, which are primarily held by Allianz Group’s North American entities. These pay-through/pass-through securities are serviced by cash flows from pools of underlying loans to mostly private debtors. The unrealized losses of these mortgage-backed securities were partly caused by interest rate increases between purchase date of the individual securities and the balance sheet date. Also in various instances, price decreases were caused by increased prepayment risk for individual loan pools that were originated in a significantly higher interest rate environment. Because the decline in fair value is attributable to changes in interest rates and, to a lesser extent, instances of insignificant deterioration of credit quality, the Allianz Group does not consider these investments to be impaired at December 31, 2006.

Government and government agency bonds

Total unrealized losses amounted to €858 mn at December 31, 2006. The Allianz Group holds a large variety of government bonds, mostly of OECD countries (Organization of Economic Cooperation and Development). Given the fact that the issuers of these bonds are backed by the fiscal capacity of the issuers and the issuers typically hold an “investment grade” country- and/or issue-rating, credit risk is not a significant factor. Hence, the unrealized losses on Allianz Group’s investment in government bonds were mainly caused by interest rate increases between the purchase date of the individual securities and the balance sheet date. Because the decline in fair value is attributable to changes in interest rates and, to a lesser extent, to instances of insignificant deterioration of credit quality, the Allianz Group does not consider these investments to be impaired at December 31, 2006.

Corporate bonds

Total unrealized losses amounted to €772 mn at December 31, 2006. The Allianz Group holds a large variety of bonds issued by corporations mostly domiciled in OECD countries. For the vast majority of the Allianz Group’s corporate bonds, issuers and/or issues are of “investment grade”. Therefore, the unrealized losses on Allianz Group’s investment in corporate debt securities were primarily caused by interest rate increases between the purchase date of the individual securities compared to balance sheet date. As the decline in fair value is primarily attributable to changes in interest rates, the Allianz Group does not consider these investments to be impaired at December 31, 2006.

Equity securities

As of December 31, 2006, unrealized losses from equity securities amounted to €159 mn. These unrealized losses concern equity securities that did not meet the criteria of Allianz Group’s impairment policy for equity securities as described in Note 2. Substantially all of the unrealized losses have been in a continuous loss position for less than 6 months. In addition, only 2 securities have an aggregated unrealized loss greater than €10 mn.

Contractual term to maturity

The amortized cost and estimated fair value of available-for-sale debt securities and held-to-maturity debt securities as of December 31, 2006, by contractual term to maturity, are as follows:

As of December 31, 2006	Amortized Cost	Fair Value
	€ mn	€ mn
Available-for-sale
Due in 1 year or less	12,924	12,925
Due after 1 year and in less than 5 years	66,687	67,182
Due after 5 years and in less than 10 years	61,923	62,476
Due after 10 years	63,974	65,540

Total	205,508	208,123

Held-to-maturity
Due in 1 year or less	206	208
Due after 1 year and in less than 5 years	1,476	1,505
Due after 5 years and in less than 10 years	2,191	2,250
Due after 10 years	875	949

Total	4,748	4,912

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Equity investments carried at cost

As of December 31, 2006, fair values could not be reliably measured for equity investments with carrying amounts totaling €1,486 mn (2005: €935 mn). These investments are primarily investments in privately held corporations and partnerships. During the year ended December 31, 2006, such investments with carrying amounts of €12 mn (2005: €10 mn) were sold leading to gains of €32 mn (2005: €28 mn) and losses of €1 mn (2005: €– mn).

Investments in associates and joint ventures

As of December 31, 2006, loans to associated enterprises and joint ventures and debt securities available-for-sale issued by associated enterprises and joint ventures held by the Allianz Group amounted to €2,236 mn (2005: €12,618 mn).

Real estate held for investment

	2006	2005	2004
	€ mn	€ mn	€ mn
Cost as of January 1,	13,090	13,655	12,617
Accumulated depreciation as of January 1,	(3,521)	(3,027)	(2,116)
Carrying amount as of January 1,	9,569	10,628	10,501
Additions	792	608	1,669
Changes in the consolidated subsidiaries of the Allianz Group	68	240	83
Disposals	(746)	(740)	(709)
Reclassifications	345	(745)	—
Foreign currency translation adjustments	(71)	70	(5)
Depreciation	(149)	(252)	(172)
Impairments	(253)	(240)	(739)
Carrying amount as of December 31,	9,555	9,569	10,628
Accumulated depreciation as of December 31,	3,923	3,521	3,027
Cost as of December 31,	13,478	13,090	13,655

As of December 31, 2006, the fair value of real estate used by third parties was €13,494 mn (2005: €12,901 mn). As of December 31, 2006, real estate used by third parties pledged as security, and other restrictions on title, were €55 mn (2005: €55 mn).

9    Loans and advances to banks and customers

As of December 31,	2006			2005
	Banks	Customers	Total	Banks	Customers	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Short-term investments and certificates of deposit	6,775	—	6,775	5,292	—	5,292
Reverse repurchase agreements	86,957	52,456	139,413	63,009	42,322	105,331
Collateral paid for securities borrowing transactions	17,612	23,419	41,031	6,369	18,659	25,028
Loans	69,211	129,319	198,530	65,488	114,933	180,421
Other	15,225	8,358	23,583	11,427	10,956	22,383

Subtotal	195,780	213,552	409,332	151,585	186,870	338,455
Loan loss allowance	(108)	(946)	(1,054)	(201)	(1,446)	(1,647)

Total	195,672	212,606	408,278	151,384	185,424	336,808

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Loans and advances to banks and customers by contractual maturity

As of December 31, 2006	Less than 3 months	3 months to less than 1 year	1 year to less than 3 years	3 years to less than 5 years	Greater than 5 years	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Loans and advances to banks	115,657	16,221	21,979	14,384	27,539	195,780
Loans and advances to customers	103,921	18,974	18,342	20,430	51,885	213,552

Total	219,578	35,195	40,321	34,814	79,424	409,332

Loans and advances to banks and customers by geographic region

As of December 31,	2006			2005
	Germany	Other countries	Total	Germany	Other countries	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Short-term investments and certificates of deposit	1,124	5,651	6,775	1,590	3,702	5,292
Reverse repurchase agreements	31,884	107,529	139,413	23,474	81,857	105,331
Collateral paid for securities borrowing transactions	7,087	33,944	41,031	2,925	22,103	25,028
Loans	146,333	52,197	198,530	148,010	32,411	180,421
Other	2,875	20,708	23,583	3,473	18,910	22,383

Subtotal	189,303	220,029	409,332	179,472	158,983	338,455
Loan loss allowance	(834)	(220)	(1,054)	(1,154)	(493)	(1,647)

Total	188,469	219,809	408,278	178,318	158,490	336,808

Loans and advances to customers by type of customer

As of December 31,	2006	2005
	€ mn	€ mn
Corporate customers	146,750	123,015
Private customers	59,505	59,316
Public authorities	7,297	4,539

Total	213,552	186,870

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Loans and advances to customers, by economic sector

As of December 31,	2006	2005
	€ mn	€ mn
Germany
Corporate Customers
Manufacturing industry	6,383	5,425
Construction	916	721
Wholesale and retail trade	4,306	5,023
Financial institutions (excluding banks) and insurance companies	7,740	5,988
Service providers	10,091	10,425
Other	3,615	3,351

Subtotal	33,051	30,933

Public authorities	3,578	2,739
Private customers	51,084	57,218
Subtotal	87,713	90,890
Other countries
Corporate Customers
Industry, wholesale and retail trade and service providers	13,474	10,732
Financial institutions (excluding banks) and insurance companies	93,155	75,957
Other	7,070	5,393

Subtotal	113,699	92,082

Public authorities	3,719	1,800
Private customers	8,421	2,098

Subtotal	125,839	95,980

Total	213,552	186,870

As of December 31, 2006, unearned income related to discounts deducted from loan balances was €69 mn (2005: €85 mn).

Finance lease receivables

Loans and advances to customers include amounts receivable under finance leases at their net investment value of €2,081 mn (2005: €1,500 mn).

	2006	2005
	€ mn	€ mn
Gross investment in the lease
2007	372	158
2008	176	—
2009	261	878
2010	222	—
2011	677	—
Thereafter	1,036	1,141

Subtotal(1)	2,744	2,177

Unrealized finance income
2007	(98)	(3)
2008	(103)	—
2009	(70)	(285)
2010	(58)	—
2011	(83)	—
Thereafter	(251)	(389)

Subtotal	(663)	(677)

Net investment in the lease
2007	274	155
2008	73	—
2009	191	593
2010	164	—
2011	594	—
Thereafter	785	752

Total	2,081	1,500

(1)	As of December 31, 2006 and 2005, the residual values of the entire leasing portfolio were fully guaranteed.

During the year ended December 31, 2006, lease payments received were recognized as income in the amount of €154 mn (2005: €122 mn; 2004: €42 mn). As of December 31, 2006 and 2005, an allowance for uncollectible lease payments was not recorded.

Loan loss allowance

As of December 31, 2006, the overall volume of risk provisions includes loan loss allowances deducted from loans and advances to banks and customers in the amount of €1,054 mn (2005: €1,647 mn; 2004: €4,135 mn) and provisions for contingent liabilities, such as guarantees, loan commitments and other obligations included in other liabilities in the amount of €261 mn (2005: €117 mn; 2004: €371 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

	Specific allowances			Country risk allowances			General allowances(1)			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
As of January 1,	880	3,685	5,304	225	261	270	659	560	700	1,764	4,506	6,274
Changes in the consolidated subsidiaries of the Allianz Group	(1)	(3)	(251)	—	—	—	—	—	(62)	(1)	(3)	(313)
Additions charged to the income statement	511	604	1,313	11	83	117	11	87	9	533	774	1,439
Charge-offs	(615)	(2,829)	(1,900)	—	—	—	(1)	—	—	(616)	(2,829)	(1,900)
Releases/recoveries	(192)	(641)	(756)	(86)	(90)	(119)	(39)	(51)	(98)	(317)	(782)	(973)
Other additions/reductions	13	40	6	(43)	(48)	1	(2)	63	13	(32)	55	20
Foreign currency translation adjustments	(3)	24	(31)	(12)	19	(8)	(1)	—	(2)	(16)	43	(41)

As of December 31,	593	880	3,685	95	225	261	627	659	560	1,315	1,764	4,506

(1)	includes portfolio allowances.

The following tables present information relating to the Allianz Group’s impaired and non-accrual loans:

As of December 31,	2006	2005
	€ mn	€ mn
Impaired loans	2,072	2,888
Impaired loans with specific allowances	1,428	1,754
Impaired loans with portfolio allowances	532	562
Non-accrual loans	1,801	2,102

	2006	2005
	€ mn	€ mn
Average balance of impaired loans	2,390	4,581
Interest income recognized on impaired loans	28	36
Interest income not recognized from non-accrual loans	86	102
Interest collected and recorded on non-accrual loans	7	4

As of December 31, 2006, the Allianz Group had €34 mn (2005: €39 mn) of commitments to lend additional funds to borrowers whose loans are non-performing or whose terms have been previously restructured.

10    Reinsurance assets

As of December 31,	2006	2005
	€ mn	€ mn
Unearned premiums	1,317	1,448
Reserves for loss and loss adjustment expenses	9,719	10,874
Aggregate policy reserves	8,223	9,772
Other insurance reserves	101	26

Total	19,360	22,120

Changes in aggregate policy reserves ceded to reinsurers are as follows:

	2006	2005
	€ mn	€ mn
Carrying amount as of January 1,	9,772	10,276
Foreign currency translation adjustments	(340)	443
Change recorded in insurance and investment contract benefits (net)	(7)	135
Other changes(1)	(1,202)	(1,082)

Carrying amount as of December 31,	8,223	9,772

(1)	Primarily relates to novation of quota share reinsurance agreement.

The Allianz Group reinsures a portion of the risks it underwrites in an effort to control its exposure to losses and events and protect capital resources. For international corporate risks exposures exceeding the relevant retention levels of the Allianz Group’s subsidiaries are reinsured internally by Allianz Global Corporate & Specialty AG (“AGCS”) where the portfolio is pooled and with risks exceeding retention limits ceded by external reinsurance. The Allianz Group maintains a centralized program for natural catastrophe events which pools exposures from a number of subsidiaries by internal reinsurance agreements with Allianz SE. Allianz SE limits exposures in this portfolio through external reinsurance. For other risks, the subsidiaries of the Allianz Group maintain individual reinsurance programs. Allianz SE participates as a reinsurer on an arms’ length basis in these programs.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Reinsurance involves credit risk and is subject to aggregate loss limits. Reinsurance does not legally discharge the Allianz Group from primary liability under the reinsured policies. Although the reinsurer is liable to the Allianz Group to the extent of the reinsurance ceded, the Allianz Group remains primarily liable as the direct insurer on all risks it underwrites, including the portion that is reinsured. The Allianz Group monitors the financial condition of its reinsurers on an ongoing basis and reviews its reinsurance arrangements periodically in order to evaluate the reinsurer’s ability to fulfill its obligations to the Allianz Group under existing and planned reinsurance contracts. The Allianz Group’s evaluation criteria, which includes the claims-paying and debt ratings, capital and surplus levels, and marketplace reputation of its reinsurers, are such that the Allianz Group believes that its reinsurance credit risk is not significant, and historically has not experienced noteworthy difficulty in collecting from their reinsurers. Additionally, and as appropriate, the Allianz Group may also require letters of credit, deposits, or other financial measures to further minimize its exposure to credit risk. In certain cases, however, the Allianz Group does establish an allowance for doubtful amounts related to reinsurance as appropriate, although this amount was not significant as of December 31, 2006 and 2005. Concentrations the Allianz Group has with individual reinsurers include Munich Re, Swiss Reinsurance Company and SCOR. As of December 31, 2006, amounts ceded to reinsurers for insurance and investment contracts includes €6,297 mn (2005: €7,613 mn) related to Munich Re.

11    Deferred acquisition costs

As of December 31,	2006	2005
	€ mn	€ mn
Deferred acquisition costs
Property-Casualty	3,692	3,550
Life/Health	13,619	12,712
Asset Management	50	28
Subtotal	17,361	16,290
Present value of future profits	1,227	1,336
Deferred sales inducements	547	515

Total	19,135	18,141

Deferred acquisition costs

	2006	2005	2004
	€ mn	€ mn	€ mn
Property-Casualty
Carrying amount as of January 1,	3,550	3,434	3,380
Additions	3,357	2,582	1,732
Changes in the consolidated subsidiaries of the Allianz Group	—	—	(60)
Foreign currency translation adjustments	(35)	78	(51)
Amortization	(3,180)	(2,544)	(1,567)
Carrying amount as of December 31,	3,692	3,550	3,434
Life/Health
Carrying amount as of January 1,	12,712	10,681	9,705
Additions	2,783	2,895	2,957
Changes in the consolidated subsidiaries of the Allianz Group	—	(26)	(158)
Foreign currency translation adjustments	(464)	541	(712)
Amortization	(1,412)	(1,379)	(1,111)
Carrying amount as of December 31,	13,619	12,712	10,681
Asset Management	50	28	—

Total	17,361	16,290	14,115

Present value of future profits

	2006	2005	2004
	€ mn	€ mn	€ mn
Cost as of January 1,	2,374	2,361	2,306
Accumulated amortization as of January 1,	(1,038)	(839)	(648)
Carrying amount of January 1,	1,336	1,522	1,658
Additions	—	—	47
Changes in the consolidated subsidiaries of the Allianz Group	—	—	(4)
Foreign currency translation adjustments	(6)	7	(5)
Amortization(1)	(103)	(193)	(174)
Carrying amount as of December 31,	1,227	1,336	1,522
Accumulated amortization as of December 31,	1,132	1,038	839

Cost as of December 31,	2,359	2,374	2,361

(1)	During the year ended December 31, 2006, includes interest accrued on unamortized PVFP €62 mn (2005: €74 mn; 2004: €94 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

As of December 31, 2006, the percentage of PVFP that is expected to be amortized in 2007 is 13.79% (13.66% in 2008, 12.36% in 2009, 10.74% in 2010 and 9.96% in 2011).

Deferred sales inducements

	2006	2005	2004
	€ mn	€ mn	€ mn
Carrying amounts as of January 1,	515	303	—
Transfer from insurance reserves	—	—	89
Cumulative effect adjustment due to implementation of SOP 03-1	—	—	23
Additions	120	209	222
Foreign currency translation adjustment	(56)	52	—
Amortization	(32)	(49)	(31)

Carrying amount as of December 31,	547	515	303

12    Other assets

As of December 31,	2006	2005
	€ mn	€ mn
Receivables
Policyholders	4,292	4,105
Agents	3,698	3,852
Reinsurers	2,832	2,489
Other	6,283	6,772
Less allowance for doubtful accounts	(330)	(317)
Subtotal	16,775	16,901
Tax receivables
Income tax	1,995	1,523
Other tax	690	600
Subtotal	2,685	2,123
Accrued dividends, interest and rent	5,658	5,474
Prepaid expenses
Interest and rent	2,678	2,518
Other prepaid expenses	173	139
Subtotal	2,851	2,657
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	463	849
Property and equipment
Real estate held for use	4,758	4,391
Equipment	1,597	1,385
Software	1,078	1,091
Subtotal	7,433	6,867
Non-current assets and disposal groups held for sale	—	3,292
Other assets(1)	3,028	4,130
Total	38,893	42,293

(1)	As of December 31, 2006, includes prepaid benefit costs for defined benefit plans of €265 mn.

Other assets due within one year amounted to €30,255 mn (2005: €34,196 mn), and those due after more than one year totaled €8,638 mn (2005: €8,097 mn).

Property and equipment

Real estate held for use

	2006	2005	2004
	€ mn	€ mn	€ mn
Cost as of January 1,	5,894	7,499	6,527
Accumulated depreciation as of January 1,	(1,503)	(1,457)	(1,507)
Carrying amount as of January 1,	4,391	6,042	5,020
Additions	284	540	1,373
Changes in the consolidated subsidiaries of the Allianz Group	819	(2,493)	691
Disposals	(248)	(318)	(789)
Reclassification	(345)	745	—
Foreign currency translation adjustments	(24)	84	(19)
Depreciation	(119)	(209)	(234)
Carrying amount as of December 31,	4,758	4,391	6,042
Accumulated depreciation as of December 31,	1,395	1,503	1,457

Cost as of December 31,	6,153	5,894	7,499

As of December 31, 2006, the fair value of real estate held for use was €6,379 mn (2005: €6,227 mn). As of December 31, 2006, assets pledged as security and other restrictions on title were €27 mn (2005: €25 mn).

Software

	2006	2005	2004
	€ mn	€ mn	€ mn
Cost as of January 1,	3,472	3,320	2,991
Accumulated amortization as of January 1,	(2,381)	(2,348)	(1,927)
Carrying amount as of January 1,	1,091	972	1,064
Additions	523	577	757
Changes in the consolidated subsidiaries of the Allianz Group	73	(2)	(70)
Disposals	(70)	(38)	(232)
Foreign currency translation adjustments	(10)	14	(6)
Amortization	(529)	(432)	(541)
Carrying amount as of December 31,(1)	1,078	1,091	972
Accumulated amortization as of December 31,	2,686	2,381	2,348

Cost as of December 31,	3,764	3,472	3,320

(1)	As of December 31, 2006, includes €683 mn (2005: €772 mn; 2004: €608 mn) for software developed in-house and €395 mn (2005: €319 mn; 2004: €364 mn) for software purchased from third parties.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Non-current assets and disposal groups held for sale

During the year ended December 31, 2005, the Allianz Group reclassified the assets, including goodwill, and liabilities related to its ownership of Four Seasons Health Care Ltd., Wilmslow and BetterCare Group Limited, Kingston upon Thames to disposal groups held for sale as the classification criteria in IFRS 5 were met. On the date of reclassification, as the fair value less cost to sell was in excess of the carrying amount a gain or loss was not recognized. The disposal of Four Seasons Health Care Ltd., Wilmslow and BetterCare Group Limited, Kingston upon Thames occurred August 31, 2006. In 2005, the assets and liabilities of the disposal group held for sale related to Four Seasons Health Care Ltd., Wilmslow and BetterCare Group Limited, Kingston upon Thames were included in the Corporate segment.

As a result of the agreements described in Note 45, the Allianz Group reclassified the carrying amount of its ownership interest in Eurohypo AG to assets held for sale during the year ended December 31, 2005. On the agreement date, as the fair value less costs to sell of the Eurohypo AG ownership interest was greater than the Allianz Group’s carrying amount, a gain or loss was not recognized. Therefore, both on December 15, 2005, the date of derecognition of the first tranche, and March 31, 2006, the date of derecognition of the second tranche, the Allianz Group recognized gains on disposal which are included in realized gains from associates and joint ventures for the years ended December 31, 2006 and 2005, respectively. The assets held for sale related to Eurohypo AG have been fully derecognized.

13    Intangible assets

As of December 31,	2006	2005
	€ mn	€ mn
Goodwill	12,007	12,023
Brand names	717	740
Other	211	195

Total	12,935	12,958

Amortization expense of intangible assets is estimated to be €42 mn in 2007, €42 mn in 2008, €42 mn in 2009, €42 mn in 2010 and €42 mn in 2011.

Goodwill

	2006	2005	2004
	€ mn	€ mn	€ mn
Cost as of January 1,	12,247	11,901	12,594
Accumulated impairments as of January 1,	(224)	(224)	(224)
Carrying amount as of January 1,	12,023	11,677	12,370
Additions	315	70	803
Disposals	—	(45)	(62)
Foreign currency translation adjustments	(368)	479	(270)
Reclassification	37	(158)	—
Amortization	—	—	(1,164)
Carrying amount as of December 31,	12,007	12,023	11,677
Accumulated impairments as of December 31,	224	224	224

Cost as of December 31,	12,231	12,247	11,901

Additions include goodwill from

•	the acquisition of 100.0% participation in MAN Roland Druckmaschinen AG, Offenbach,

•	the acquisition of 100.0% participation in Home & Legacy Limited, London,

•	the acquisition of 100.0% interest in 1. Pensionssparkasse, a.s., Bratislava,

•	increasing the interest in PremierLine Direct Ltd., Lancaster, from 20.0% to 100.0%,

•	increasing the interest in Ann Arbor Annuity Exchange Inc., Ann Arbor, from 40.0% to 100.0%,

•	increasing the interest in Roster Financial LLC, Quincy, from 49.0% to 100.0%.

2006

The reclassification affects intangible assets of Allianz-Slovenská poist’ovna a.s., Bratislava as they were reclassified to goodwill due to a change in the accounting treatment.

2005

The reclassification affects the goodwill of Four Seasons Health Care Ltd., Wilmslow and BetterCare Group Limited, Kingston upon Thames as these subsidiaries were reclassified to disposal groups held for sale.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Impairment tests for goodwill and intangible assets with indefinite lives

For purposes of impairment testing, the Allianz Group has allocated goodwill to cash generating units. These cash generating units represent the lowest level at which goodwill is monitored for internal measurement purposes. During 2006, the Allianz Group realigned its cash generating units in the Property-Casualty and Life/ Health segments to ensure consistency with the management responsibilities of the Board of Management. As a result, the Allianz Group has allocated goodwill to nine cash generating units in the Property- Casualty segment, six cash generating units in the Life/Health segment, three cash generating units in the Banking segment, one cash generating unit in the Asset Management segment and one cash generating unit in the Corporate segment. In addition, the brand name “Dresdner Bank” has been allocated to two cash generating units in the Banking segment and to one cash generating unit in the Asset Management segment.

The groups of cash generating units of the Property-Casualty segment are: Insurance Germany; Europe I, including Italy, Spain, Portugal, Switzerland, Austria and Greece; Europe II, including France, Netherlands, Belgium, Luxemburg, and South America; Anglo Broker Markets, including United Kingdom, Ireland and Australia; NAFTA Markets, including the United States and Mexico; Asia Pacific; Eastern Europe; Specialty Lines I, including Allianz Global Corporate & Specialty and Specialty Lines II, including Credit Insurance, Travel Insurance and Assistance Services.

The cash generating units of the Life/Health segment are: Insurance Germany Life; Insurance Germany Health; Europe I, including Italy, Spain, Portugal, Switzerland, Austria and Greece; Europe II, including France, Netherlands, Belgium, Luxemburg and South America; NAFTA Markets, including the United States; and Asia Pacific.

The cash generating units of the Banking segment are Private & Business Clients; Corporate & Investment Banking and Other Banking. The Asset Management segment is considered a cash generating unit. The cash generating unit of the Corporate segment is Private Equity. The recoverable amounts of all cash generating units are determined on the basis of value in use calculations.

The Allianz Group applies generally acknowledged valuation principles to determine the value in use. In this regard, the Allianz Group utilizes the capitalized earnings method to derive the value in use for all cash generating units in the Property-Casualty and Banking segments and for the Asset Management, Insurance Germany Health and Private Equity cash generating units. Generally, the basis for the determination of the capitalized earnings value is the business plan (“detailed planning period”) as well as the estimate of the sustainable returns which can be assumed to be realistic on a long term basis (“terminal value”) of the companies included in the cash generating units. The capitalized earnings value is calculated by discounting the future earnings using an appropriate discount rate.

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

For all cash generating units in the Life/Health segment, with the exception of Insurance Germany Health, the Market Consistent Embedded Value, specifically Appraisal Value, approach is utilized to determine the value in use. The Market Consistent Embedded value is an industry-specific valuation method and is in compliance with the general principles of the discounted earnings methods. The Market Consistent Embedded Value approach utilized is based on the Allianz Group’s Market Consistent Embedded Value guidelines.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The carrying amounts of goodwill and brand names allocated to Allianz Group’s cash generating units as of December 31, 2006 and 2005 are as follows:

As of December 31,	2006		2005
	Goodwill	Brand names	Goodwill	Brand names
Cash generating units	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Insurance Germany	243	—	243	—
Europe I	123	—	123	—
Europe II	632	—	632	—
NAFTA Markets	115	—	115	—
Asia Pacific	31	—	31	—
Eastern Europe	108	—	71	—
Anglo Broker Markets	304	—	200	—
Specialty Lines I	5	—	5	—
Specialty Lines II	19	—	20	—
Subtotal	1,580	—	1,440	—
Life/Health
Insurance Germany Life	634	—	634	—
Insurance Germany Health	325	—	325	—
Europe I	132	—	132	—
Europe II	538	—	538	—
NAFTA Markets	436	—	405	—
Asia Pacific	320	—	320	—
Subtotal	2,385	—	2,354	—
Banking
Private & Business Clients	1,391	377	1,390	377
Corporate & Investment Banking	183	279	183	279
Other Banking	52	—	52	—
Subtotal	1,626	656	1,625	656
Asset Management	6,272	61	6,604	84
Corporate
Private Equity	144	—	—	—
Subtotal	144	—	—	—

Total	12,007	717	12,023	740

14    Financial liabilities carried at fair value through income

As of December 31,	2006	2005
	€ mn	€ mn
Financial liabilities held for trading
Obligations to deliver securities	39,951	49,029
Derivative financial instruments	27,823	28,543
Other trading liabilities	10,988	8,820

Subtotal	78,762	86,392
Financial liabilities designated at fair value through income	937	450

Total	79,699	86,842

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

15    Liabilities to banks and customers

	2006			2005
As of December 31,	Banks	Customers	Total	Banks	Customers	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Payable on demand	18,216	68,677	86,893	14,534	57,624	72,158
Savings deposits	—	5,421	5,421	—	5,608	5,608
Term deposits and certificates of deposit	68,429	50,380	118,809	73,189	45,968	119,157
Repurchase agreements	68,189	49,403	117,592	50,850	39,156	90,006
Collateral received from securities lending transactions	19,914	8,703	28,617	11,369	7,908	19,277
Other	876	2,870	3,746	2,015	2,095	4,110

Total	175,624	185,454	361,078	151,957	158,359	310,316

Liabilities to banks and customers by contractual maturity

As of December 31, 2006	Less than 3 months	3 months to less than 1 year	1 year to less than 3 years	3 years to less than 5 years	Greater than 5 years	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Liabilities to banks	142,225	22,776	3,392	2,727	4,504	175,624
Liabilities to customers	165,704	10,547	1,997	3,021	4,185	185,454

Total	307,929	33,323	5,389	5,748	8,689	361,078

Liabilities to banks and customers, by type of customer

As of December 31,	Germany	Other countries	Total
	€ mn	€ mn	€ mn
2006
Liabilities to banks	54,546	121,078	175,624
Liabilities to customers
Corporate customers	48,332	92,879	141,211
Public authorities	1,886	5,994	7,880
Private customers	28,438	7,925	36,363
Subtotal	78,656	106,798	185,454

Total	133,202	227,876	361,078

2005
Liabilities to banks	61,919	90,038	151,957
Liabilities to customers
Corporate customers	44,973	71,356	116,329
Public authorities	1,026	6,105	7,131
Private customers	27,762	7,137	34,899
Subtotal	73,761	84,598	158,359

Total	135,680	174,636	310,316

As of December 31, 2006, liabilities to customers include €33,302 mn (2005: €30,049 mn) of noninterest bearing deposits.

16    Unearned premiums

As of December 31,	2006	2005
	€ mn	€ mn
Property-Casualty	12,994	12,945
Life/Health	1,874	1,580
Consolidation adjustments	—	(1)

Total	14,868	14,524

17    Reserves for loss and loss adjustment expenses

As of December 31,	2006	2005
	€ mn	€ mn
Property-Casualty	58,664	60,259
Life/Health	6,804	6,806
Consolidation adjustments	(4)	(60)

Total	65,464	67,005

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment

	2006			2005			2004
	Gross	Ceded	Net	Gross	Ceded	Net	Gross	Ceded	Net
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
As of January 1,	60,259	(10,604)	49,655	55,528	(10,049)	45,479	56,750	(12,067)	44,683
Loss and loss adjustment expenses incurred
Current year	28,214	(2,573)	25,641	30,111	(3,580)	26,531	28,693	(2,965)	25,728
Prior year	(1,186)	217	(969)	(1,633)	433	(1,200)	(1,293)	836	(457)
Subtotal	27,028	(2,356)	24,672	28,478	(3,147)	25,331	27,400	(2,129)	25,271
Loss and loss adjustment expenses paid
Current year	(12,436)	675	(11,761)	(12,742)	861	(11,881)	(12,290)	845	(11,445)
Prior year	(14,696)	2,455	(12,241)	(13,284)	2,568	(10,716)	(14,384)	2,576	(11,808)
Subtotal	(27,132)	3,130	(24,002)	(26,026)	3,429	(22,597)	(26,674)	3,421	(23,253)
Foreign currency translation adjustments and other	(1,491)	497	(994)	2,278	(837)	1,441	(1,132)	534	(598)
Change in the consolidated subsidiaries of the Allianz Group	—	—	—	1	—	1	(816)	192	(624)

As of December 31,	58,664	(9,333)	49,331	60,259	(10,604)	49,655	55,528	(10,049)	45,479

Prior year’s loss and loss adjustment expenses incurred reflects the changes in estimation charged or credited to the consolidated income statement in each year with respect to the reserves for loss and loss adjustment expenses established as of the beginning of that year. During the year ended December 31, 2006, the Allianz Group recorded additional income of €969 mn (2005: €1,200 mn; 2004: €457 mn) with respect of losses occurring in prior years. During the year ended December 31, 2006, these amounts as percentages of the net balance of the beginning of the year were 2.0% (2005: 2.6%; 2004: 1.0%).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Loss and loss adjustment expenses development for the Property-Casualty segment

The following table illustrates the development of the Allianz Group’s reserves for loss and loss adjustment expenses, over the past five years. The table presents calendar year data, not accident year data. In addition, the table includes (excludes) subsidiaries from the date acquired (disposed).

	2001	2002	2003	2004	2005	2006
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Loss and loss adjustment expenses
Net	45,727	45,466	44,683	45,479	49,655	49,331
Ceded	16,156	14,588	12,067	10,049	10,604	9,333
Gross	61,883	60,054	56,750	55,528	60,259	58,664
Paid (cumulative) as of
One year later	15,945	16,357	14,384	13,282	14,696
Two years later	24,567	24,093	21,157	20,051
Three years later	29,984	29,007	26,149
Four years later	33,586	32,839
Five years later	36,431
Liability re-estimated as of
One year later	58,571	56,550	54,103	56,238	57,932
Two years later	56,554	55,704	55,365	53,374
Three years later	56,056	57,387	53,907
Four years later	57,640	56,802
Five years later	57,006
Cumulative surplus (deficiency)
Gross surplus	4,877	3,252	2,843	2,154	2,327
Gross surplus after changes in the consolidated subsidiaries of the Allianz Group	4,970	3,252	2,303	2,154	2,327
Net surplus	3,916	833	1,522	1,772	1,931
Net surplus after changes in the consolidated subsidiaries of the Allianz Group	4,005	833	1,070	1,772	1,931
Percent	8.8%	1.8%	2.4%	3.9%	3.9%

Discounted loss and loss adjustment expenses

As of December 31, 2006 and 2005, the Allianz Group Property-Casualty reserves for loss and loss adjustment expenses reflected discounts of €1,377 mn and €1,326 mn, respectively.

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table shows, by country, the carrying amounts of reserves for loss and loss adjustment expenses that have been discounted, and the interest rates used for discounting:

	Discounted reserves for loss and loss adjustment expenses		Amount of the discount		Interest rate used for discounting
As of December 31,	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	%	%
France	1,325	1,404	349	357	3.25	3.25
Germany	504	445	346	298	2.75 – 4.00	2.75 – 4.00
Switzerland	427	414	253	237	3.25	3.25
United States	181	213	200	230	6.00	6.00
United Kingdom	139	116	133	110	4.00 – 4.25	4.00 – 4.25
Belgium	91	91	26	28	3.20 – 4.68	4.68
Portugal	79	57	47	44	4.00	4.00
Hungary	74	67	23	22	1.40	1.40

Total	2,820	2,807	1,377	1,326	—	—

18    Reserves for insurance and investment contracts

As of December 31,	2006	2005
	€ mn	€ mn
Aggregate policy reserves	256,333	249,012
Reserves for premium refunds	30,689	28,510
Other insurance reserves	675	790

Total	287,697	278,312

Aggregate policy reserves

As of December 31,	2006	2005
	€ mn	€ mn
Traditional participating insurance contracts (SFAS 120)	123,835	120,967
Long-duration insurance contracts (SFAS 60)	45,390	39,679
Universal-Life type insurance contracts (SFAS 97)	86,681	88,078
Non unit linked investment contracts	427	288

Total	256,333	249,012

Changes in aggregate policy reserves for traditional participating insurance contracts and long-duration insurance contracts for the year ended December 31, 2006 were as follows:

	Traditional participating insurance contracts (SFAS 120)	Long- duration insurance contracts (SFAS 60)
	€ mn	€ mn
As of December 31, 2005	120,967	39,679
Reclassifications	—	4,945
As of January 1, 2006	120,967	44,624
Foreign currency translation adjustments	(119)	(356)
Changes recorded in consolidated income statements	2,393	927
Novation of reinsurance agreements	(420)	—
Dividends allocated to policyholders	1,029	198
Other changes	(15)	(3)

As of December 31, 2006	123,835	45,390

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Changes in aggregate policy reserves for universal-life type insurance contracts and non unit linked investment contracts for the year ended December 31, 2006 were as follows:

	Universal- life type insurance contracts (SFAS 97)	Non unit linked investment contracts
	€ mn	€ mn
As of December 31, 2005	88,078	288
Reclassifications	(4,945)	—

As of January 1, 2006	83,133	288
Foreign currency translation adjustments	(3,686)	(12)
Premiums collected	13,092	142
Separation of embedded derivatives	(543)	—
Interest credited	3,106	20
Releases upon death, surrender and withdrawal	(7,785)	(104)
Policyholder charges	(541)	(2)
Transfers	(95)	95

As of December 31, 2006	86,681	427

Changes in aggregate policy reserves and financial liabilities for unit linked contracts for the year ended December 31, 2005 were as follows:

	2005
	SFAS 120	SFAS 60	SFAS 97
	€ mn	€ mn	€ mn
As of January 1, 2005	117,439	38,442	114,900
Foreign currency translation adjustments	(28)	280	7,378
Changes in the consolidated subsidiaries of the Allianz Group	77	—	(99)
Deposits from SFAS 97 contracts	—	—	27,179
Changes recorded in premiums earned (net)	—	—	(2,414)
Changes recorded in changes in reserves for insurance and investment contracts (net)	2,698	558	2,125
Changes recorded in income from financial assets and liabilities carried at fair value through income (net)	—	—	3,551
Other changes	781	399	(9,593)

As of December 31, 2005	120,967	39,679	143,027

Comprised of:
Universal life type insurance contracts			88,078
Non unit linked investment contracts			288
Unit linked insurance contracts			30,320
Unit linked investment contracts			24,341

Total			143,027

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

As of December 31, 2006, participating life business represented approximately 62% (2005: 62%) of the Allianz Group’s gross insurance in-force. During the year ended December 31, 2006, participating policies represented approximately 66% (2005: 66%) of gross premiums written and 63% (2005: 63%) of life premiums earned. As of December 31, 2006, reserves for conventional participating policies were approximately 54% (2005: 53%) of the Allianz Group’s consolidated aggregate policy reserves.

Reserves for premium refunds

	2006	2005	2004
	€ mn	€ mn	€ mn
Amounts already allocated under local statutory or contractual regulations:
As of January 1,	10,915	8,794	7,326
Foreign currency translation adjustments	(9)	14	6
Changes in the consolidated subsidiaries of the Allianz Group	—	—	27
Change	1,858	2,107	1,435
As of December 31,	12,764	10,915	8,794
Latent reserves for premium refunds:
As of January 1,	17,595	12,443	8,001
Foreign currency translation Adjustments	(24)	(4)	6
Changes due to fluctuations in market value	(50)	4,094	3,771
Changes in the consolidated subsidiaries of the Allianz Group	(491)	6	71
Changes due to valuation differences charged (credited) to income	895	1,056	594
As of December 31,	17,925	17,595	12,443

Total	30,689	28,510	21,237

Concentration of insurance risk in the Life/Health segment

The Allianz Group’s Life/Health segment provides a wide variety of insurance and investment contracts to individuals and groups in approximately 30 countries around the world. Individual contracts include both traditional contracts and unit-linked contracts. Without consideration of policyholder participation, traditional contracts generally incorporate significant investment risk for the Allianz Group. Traditional contracts include life, endowment, annuity, and supplemental health contracts. Traditional annuity contracts are issued in both deferred and immediate types. In addition, the Allianz Group’s Life/Health operations in the United States issue a significant amount of equity indexed deferred annuities. Unit-linked contracts generally result in the contract holder assuming investment risk. In addition, in certain markets, the Allianz Group issues group life, health, and pension contracts.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, the Allianz Group’s deferred acquisition costs and reserves for insurance and investment contracts for the Life/Health segment are summarized as follows:

As of December 31,	Deferred acquisition costs	Aggregate policy reserves	Reserves for premium refunds	Other insurance reserves	Total non- unit linked reserves	Unit linked liabilities	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2006
Countries with legal or contractual policyholder participation in insurance, investment and/or expense risk:
Germany Life	5,331	112,103	18,844	3	130,950	1,095	132,045
Germany Health	857	12,070	3,369	3	15,442	—	15,442
France	1,238	41,622	4,837	59	46,518	12,430	58,948
Italy	1,148	19,640	408	2	20,050	24,779	44,829
Switzerland	267	5,707	689	117	6,513	558	7,071
Austria	126	3,050	365	—	3,415	194	3,609
South Korea	786	5,847	58	—	5,905	970	6,875

Subtotal	9,753	200,039	28,570	184	228,793	40,026	268,819

Other Countries:
Belgium	118	5,035	26	—	5,061	325	5,386
Spain	24	4,637	451	1	5,089	114	5,203
Other Western and Southern Europe	305	2,188	126	—	2,314	3,564	5,878
Eastern Europe	236	1,465	27	11	1,503	668	2,171
United States	4,601	32,762	—	—	32,762	15,063	47,825
Taiwan	209	1,883	—	—	1,883	1,868	3,751
Other Asia-Pacific	131	434	45	—	479	176	655
South America	—	88	—	—	88	58	146
Other	4	716	7	6	729	2	731
Subtotal	5,628	49,208	682	18	49,908	21,838	71,746

Total	15,381	249,247	29,252	202	278,701	61,864	340,565

2005
Countries with legal or contractual policyholder participation in insurance, investment and/or expense risk:
Germany Life	5,196	107,977	15,735	3	123,715	681	124,396
Germany Health	819	11,370	3,049	3	14,422	—	14,422
France	1,096	40,987	5,358	67	46,412	9,692	56,104
Italy	1,175	19,212	963	2	20,177	23,886	44,063
Switzerland	292	5,894	657	129	6,680	464	7,144
Austria	108	2,924	323	—	3,247	119	3,366
South Korea	694	5,679	68	—	5,747	484	6,231

Subtotal	9,380	194,043	26,153	204	220,400	35,326	255,726

Other Countries:
Belgium	93	4,782	62	—	4,844	368	5,212
Spain	21	4,394	716	—	5,110	131	5,241
Other Western and Southern Europe	321	2,194	44	—	2,238	3,258	5,496
Eastern Europe	200	1,270	17	10	1,297	289	1,586
United States	4,217	32,218	—	—	32,218	13,751	45,969
Taiwan	170	1,778	—	—	1,778	1,325	3,103
Other Asia-Pacific	107	296	29	—	325	120	445
South America	—	90	—	1	91	92	183
Other	41	1,127	2	3	1,132	1	1,133
Subtotal	5,170	48,149	870	14	49,033	19,335	68,368

Total	14,550	242,192	27,023	218	269,433	54,661	324,094

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

A significant part of the Allianz Group’s Life/Health segment operations is conducted in Western Europe. Insurance laws and regulations in Western Europe have historically been characterized by legal or contractual minimum participation of contract holders in the profits of the insurance company issuing the contract. In particular, Germany, Switzerland and Austria, which comprise approximately 42% and 41%, of the Allianz Group’s reserves for insurance and investment contracts as of December 31, 2006 and 2005 respectively, include a significant level of policyholder participation in all sources of profit including mortality/morbidity, investment and expense. As a result of this policyholder participation, the Allianz Group’s exposure to insurance, investment and expense risk is mitigated.

Furthermore, a significant portion of the Allianz Group’s traditional and unit-linked contracts issued in the United States meet the criteria for classification as insurance contracts under IFRS 4 on an individual contract basis, because these contracts include options for contract holders to elect a life-contingent annuity. These contracts currently do not expose the Allianz Group to significant insurance risk, nor are they expected to do so in the future, as the projected annuitization rates are not significant. Additionally, a significant portion of the Allianz Group’s traditional contracts issued in France and Italy do not incorporate significant insurance risk despite the fact that they are accounted for as insurance contracts, due to their discretionary participation features. Furthermore, a significant portion of the Allianz Group’s unit-linked contracts in France and Italy are investment contracts, which neither meet the definition of an “insurance contract” in accordance with IFRS (as they do not incorporate significant insurance risk) nor do they have discretionary participation features, and accordingly the Allianz Group does not account for these contracts under IFRS 4. These unit-linked contracts are accounted for as financial instruments in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

As a result of the significant diversity in types of contracts issued, including the offsetting effects of mortality risk and longevity risk inherent in a combined portfolio of life insurance and annuity products, and the geographic diversity of the Allianz Group’s Life/Health segment, as well as the significant level of policyholder participation in mortality/morbidity risk in certain countries in Western Europe, the Allianz Group does not believe its Life/Health segment has any significant concentrations of insurance risk, nor does it believe its net income or shareholders’ equity is highly sensitive to insurance risk.

The Allianz Group’s Life/Health segment is exposed to significant investment risk as a result of guaranteed minimum interest rates included in most of its traditional contracts. A summary of the weighted average guaranteed minimum interest rates of the Allianz Group’s most significant operating entities in the Life/Health segment by country is as follows:

As of December 31,	2006	2005
	%	%
Country
Germany Life	3.44	3.49
France	2.44	na
Italy	2.50	2.85
Switzerland	2.86	3.05
Spain	5.38	5.39
Netherlands	0.82	0.84
Austria	3.11	3.10
Belgium	4.06	4.18
United States	—	—
South Korea	6.06	6.34
Taiwan	3.74	4.84

In most of these markets, the effective interest rates being earned on the investment portfolio exceed these guaranteed minimum interest rates. In addition, the operations in these markets may also have significant mortality and expense margins. As a result, as of December 31, 2006 and 2005, the Allianz Group does not believe that it is exposed to a significant risk of premium deficiencies in its Life/Health segment. However, the Allianz Group’s life/health operations in Switzerland, Belgium, South Korea and Taiwan, have high guaranteed minimum interest rates on older contracts in their portfolios and, as a result, may be sensitive to any declines in investment rates or a prolonged low interest rate environment.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

19    Financial liabilities for unit linked contracts

As of December 31,	2006	2005
	€ mn	€ mn
Unit linked insurance contracts	36,296	30,320
Unit linked investment contracts	25,568	24,341

Total	61,864	54,661

Changes in financial liabilities for unit linked insurance contracts and unit linked investment contracts for the year ended December 31, 2006 were as follows:

	Unit linked insurance contracts	Unit linked investment contracts
	€ mn	€ mn
As of January 1, 2006	30,320	24,341
Foreign currency translation adjustments	(1,765)	(6)
Premiums collected	8,313	5,987
Interest credited	3,013	705
Releases upon death, surrender, and withdrawal	(2,584)	(5,257)
Policyholder charges	(914)	(289)
Transfer	(87)	87

As of December 31, 2006	36,296	25,568

20    Other liabilities

As of December 31,	2006	2005
	€ mn	€ mn
Payables
Policyholders	5,322	6,295
Agents	1,494	1,764
Reinsurance	1,868	1,648
Social security	219	176
Subtotal	8,903	9,883
Tax payables
Income tax	2,076	2,150
Other	968	1,004
Subtotal	3,044	3,154
Accrued interest and rent	793	513
Unearned income
Interest and rent	2,645	2,257
Other	279	236
Subtotal	2,924	2,493

Provisions
Pensions and similar obligations	4,120	5,594
Employee related	3,120	2,737
Share-based compensation	1,898	1,703
Restructuring plans	887	186
Loan commitments	261	117
Other provisions	1,943	1,947
Subtotal	12,229	12,284
Deposits retained for reinsurance ceded	5,716	7,105
Derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting and firm commitments	907	1,019
Financial liabilities for puttable equity instruments	3,750	3,137
Disposal groups held for sale	—	1,389
Other liabilities	11,498	10,338
Total	49,764	51,315

Other liabilities due within one year amounted to €40,839 mn (2005: €43,635 mn) and those due after more than one year totaled €8,925 mn (2005: €7,680 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

21    Certificated liabilities

	Contractual Maturity Date						As of December 31, 2006	As of December 31, 2005
	2007	2008	2009	2010	2011	Thereafter
	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)
Allianz SE(2)
Senior bonds:
Fixed rate	2,198	1,626	—	—	—	2,371	6,195	4,781
Contractual interest rate	5.19%	5.00%	—	—	—	4.61%
Exchangeable bonds:
Fixed rate	—	1,262	—	—	—	—	1,262	2,326
Contractual interest rate	—	0.75%	—	—	—	—
Money market securities:
Fixed rate	870	—	—	—	—	—	870	1,131
Contractual interest rate	3.69%	—	—	—	—	—
Total Allianz SE(2)	3,068	2,888	—	—	—	2,371	8,327	8,238
Banking subsidiaries
Senior bonds:
Fixed rate	6,000	3,553	2,510	504	500	1,541	14,608	15,260
Contractual interest rate	5.12%	4.75%	5.26%	4.14%	6.04%	6.20%
Floating rate	1,220	1,436	1,361	877	2,239	1,596	8,729	11,002
Current interest rate	4.41%	4.07%	3.72%	4.66%	3.31%	4.06%
Subtotal	7,220	4,989	3,871	1,381	2,739	3,137	23,337	26,262
Money market securities:
Fixed rate	17,677	—	—	—	—	—	17,677	17,306
Contractual interest rate	5.13%	—	—	—	—	—
Floating rate	4,978	—	—	—	—	—	4,978	6,981
Current interest rate	2.98%	—	—	—	—	—
Subtotal	22,655	—	—	—	—	—	22,655	24,287
Total banking subsidiaries	29,875	4,989	3,871	1,381	2,739	3,137	45,992	50,549
All other subsidiaries
Certificated liabilities:
Fixed rate	—	—	—	—	—	4	4	16
Contractual interest rate	—	—	—	—	—	2.22%
Money market securities:
Fixed rate	599	—	—	—	—	—	599	400
Contractual interest rate	3.51%	—	—	—	—	—
Total all other subsidiaries	599	—	—	—	—	4	603	416
Total	33,542	7,877	3,871	1,381	2,739	5,512	54,922	59,203

(1)	Except for the interest rates. The interest rates represent the weighted-average.
(2)

Includes senior bonds, exchangeable bonds and money market securities issued by issued by Allianz Finance B.V. and Allianz Finance II B.V. guaranteed by Allianz SE and money market securities issued by Allianz Finance Corporation, a wholly-owned subsidiary of Allianz SE, which are fully and unconditionally guaranteed by Allianz SE.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

22    Participation certificates and subordinated liabilities

	Contractual Maturity Date						As of December 31, 2006	As of December 31, 2005
	2007	2008	2009	2010	2011	Thereafter
	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)	€ mn(1)
Allianz SE(2)
Subordinated bonds
Fixed rate	—	—	—	—	—	1,164	1,164	1,984
Contractual interest rate	—	—	—	—	—	5.99%
Floating rate	—	—	—	—	—	5,719	5,719	4,236
Current interest rate	—	—	—	—	—	5.61%
Subtotal	—	—	—	—	—	6,883	6,883	6,220
Participation certificates
Floating rate(3)	—	—	—	—	—	85	85	85
Total Allianz SE(2)	—	—	—	—	—	6,968	6,968	6,305
Banking subsidiaries
Subordinated bonds:
Fixed rate	709	385	203	122	20	1,182	2,621	3,078
Contractual interest rate	6.46%	5.75%	5.33%	6.40%	6.75%	6.27%
Floating rate	92	54	304	32	63	503	1,048	1,195
Current interest rate	4.33%	4.12%	3.87%	3.95%	5.08%	4.79%
Subtotal	801	439	507	154	83	1,685	3,669	4,273
Hybrid equity:
Fixed rate	—	—	—	—	500	2,013	2,513	1,614
Contractual interest rate	—	—	—	—	5.79%	7.23%
Participation certificates(4)
Fixed rate	680	837	—	—	—	745	2,262	1,499
Contractual interest rate	7.84%	6.95%	—	—	—	5.39%
Floating rate	—	—	—	—	—	—	—	18
Current interest rate	—	—	—	—	—	—
Subtotal	680	837	—	—	—	745	2,262	1,517
Total banking subsidiaries	1,481	1,276	507	154	583	4,443	8,444	7,404
All other subsidiaries
Subordinated liabilities:
Fixed rate	—	60	—	—	—	620	680	705
Contractual interest rate	—	6.84%	—	—	—	5.35%
Floating rate	—	—	—	—	—	225	225	225
Current interest rate	—	—	—	—	—	3.23%
Subtotal	—	60	—	—	—	845	905	930
Hybrid equity:
Fixed rate	—	—	—	—	—	45	45	45
Contractual interest rate	—	—	—	—	—	3.58%
Total all other subsidiaries	—	60	—	—	—	890	950	975
Total	1,481	1,336	507	154	583	12,301	16,362	14,684

(1)	Except for interest rates. Interest rates represent the weighted-average.
(2)	Includes subordinated bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. and guaranteed by Allianz SE.
(3)

The terms of the profit participation certificates provide for an annual cash distribution of 240% of the dividend paid by Allianz SE per one Allianz SE share. Holders of profit participation certificates do not have voting rights, or any rights to convert the certificates into Allianz SE shares, or rights to liquidation proceeds. Profit participation certificates are unsecured and rank pari passu with the claims of other unsecured creditors. Profit participation certificates can be redeemed by holders upon twelve months prior notice every fifth year.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Allianz SE has the right to call the profit participation certificates for redemption, upon six months’ prior notice every year. The next call date is December 31, 2007. Upon redemption by Allianz SE, the cash redemption price per certificate would be equal to 122.9% of the then current price of one Allianz SE share during the last three months preceding the recall of the participation certificate. In lieu of redemption for cash, Allianz SE may offer 10 Allianz SE ordinary shares per 8 profit participation certificates.

(4)

Participation certificates issued by the Dresdner Bank Group entitle holders to annual interest payments, which take priority over its shareholders’ dividend entitlements. They are subordinated to obligations for all other creditors of the respective issuer, except those similarly subordinated, and share in losses of the respective issuers in accordance with the conditions attached to the participation certificates. The profit participation certificates will be redeemed subject to the provisions regarding loss sharing.

23    Equity

As of December 31,	2006	2005
	€ mn	€ mn
Shareholders’ equity
Issued capital	1,106	1,039
Capital reserve	24,292	20,577
Revenue reserves	14,070	9,930
Treasury shares	(441)	(1,351)
Foreign currency translation adjustments	(2,210)	(1,032)
Unrealized gains and losses (net)(1)	13,664	10,324

Subtotal	50,481	39,487
Minority interests	6,409	7,615

Total	56,890	47,102

(1)	As of December 31, 2006 includes €140 mn related to cash flow hedges (2005: €139 mn).

Issued capital

Issued capital at December 31, 2006 amounted to €1,106,304,000 divided into 432,150,000 registered shares. The shares have no par value but a mathematical per share value of €2.56 each as a proportion of the issued capital.

Authorized capital

As of December 31, 2006, Allianz SE had €450,000,000 (175,781,250 shares) of authorized unissued capital (Authorized Capital 2006/I) which can be issued at any time up to February 7, 2011. The Board of Management, with approval of the Supervisory Board, is authorized to exclude the pre-emptive rights of shareholders if the shares are issued against a contribution in kind and, in certain cases, if they are issued against a cash contribution.

As of December 31, 2006, Allianz SE had €12,473,943 (4,872,634 shares) of authorized unissued capital (Authorized Capital 2006/II) which can be issued at any time up to February 7, 2011. The Board of Management, with approval of the Supervisory Board, is authorized to exclude the pre-emptive rights of shareholders if the shares are issued to employees of the Allianz Group. Further, as of December 31, 2006, Allianz SE had €5,632,000 (2,200,000 shares) of unissued conditional authorized capital which will be carried out only to the extent that conversion or option rights are exercised by holders of bonds issued by Allianz SE or any of its subsidiaries or that mandatory conversion obligations are fulfilled.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Changes to the number of issued shares outstanding

	2006	2005	2004
Issued shares outstanding as of January 1,	405,298,397	366,859,799	366,472,698
Capital increase for merger with RAS	25,123,259	—	—
Exercise of warrants	—	9,000,000	—
Capital increase for cash	—	10,116,850	—
Capital increase for employee shares	986,741	1,148,150	1,056,250
Change in treasury shares held for non-trading purposes	(57,232)	17,165,510	(2,861)
Change in treasury shares held for trading purposes	(2,014,874)	1,008,088	(666,288)
Issued shares outstanding as of December 31,	429,336,291	405,298,397	366,859,799
Treasury shares	2,813,709	741,603	18,915,201
Total number of issued shares	432,150,000	406,040,000	385,775,000

In November 2006, 986,741 (2005: 1,148,150) shares were issued at a price of €131.00 (2005: €103.50) per share, enabling employees of Allianz Group subsidiaries in Germany and abroad to purchase 929,509 (2005: 1,144,196) shares at prices ranging from €91.70 (2005: €72.45) to €111.35 (2005: €87.98) per share. The remaining 57,232 (2005: 3,954) shares were warehoused and booked as treasury shares for further subscriptions by employees in the context of the employee share purchase plan in 2007. As a result, issued capital increased by €3 mn and capital reserve increased by €126 mn.

On October 13, 2006, Allianz AG and RAS merged resulting in the issuance of 25,123,259 shares of Allianz SE to the shareholders of RAS. As a result, share capital increased by €64 mn and capital reserve increased by €3,589 mn.

In September 2005, the Allianz Group issued 10,116,850 shares for proceeds of €1,062 mn, which increased issued capital by €26 mn and capital reserve of €1,036 mn.

On February 18, 2005, the Allianz Group issued a subordinated bond with 11.2 mn detachable warrants, which allow the holder to purchase a share of Allianz SE. The warrants are exercisable at any time during their three year term and have an exercise price of €92 per share. The warrants were recorded in capital reserve at the premium received of €174 mn on their issuance date. During the year ended December 31, 2005, as a result of the exercise of 9 mn warrants the Allianz Group received consideration of €828 mn, which increased issued capital by €23 mn and capital reserve by €805 mn.

All shares issued during the years ended December 31, 2006, 2005 and 2004 are qualifying shares from the beginning of the year of issue.

Dividends

For the year ended December 31, 2006, the Board of Management will propose to shareholders at the Annual General Meeting the distribution of a dividend of €3.80 per qualifying share. During the years ended December 31, 2005 and 2004, Allianz SE paid a dividend of €2.00 and €1.75, respectively, per qualifying share.

Treasury shares

The Annual General Meeting on May 3, 2006 (2005: May 4), authorized Allianz SE to acquire its own shares for other purposes pursuant to clause 71(1) no. 8 of the German Stock Corporation Law (“Aktiengesetz”). During the year ended December 31, 2006 the authorization was used to acquire 57,232 shares of Allianz SE.

In order to enable Dresdner Bank Group to trade in shares of Allianz SE, the Annual General Meeting on May 3, 2006 authorized the Allianz Group’s domestic or foreign credit institutions in which Allianz SE has a majority holding to acquire treasury shares for trading purposes pursuant to clause 71(1) no. 7 of the Aktiengesetz. During the year ended December 31, 2006, in accordance with this authorization, the credit institutions of the Allianz Group purchased 44,741,900 (2005: 83,202,188) of Allianz SE’s shares at an average price of €131.45 per share (2005: €104.66), which included previously held Allianz SE shares. During the year ended December 31, 2006, 42,180,935 shares (2005: 87,652,805) were disposed of holdings at an average price of €132.76 per share (2005: €105.06). During

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

the year ended December 31, 2006, the gains arising from treasury share transactions and in consideration of the holding, were €29 mn (2005: losses of €31 mn), which were recorded directly in revenue reserves.

In 2005, the Dresdner Bank Group placed 17,155,008 shares of Allianz SE in the market.

The resulting short position in own shares is hedged by the use of derivatives and is reflected in the revenue reserves. Due to written put options the Allianz Group is obliged to buy own shares amounting to €2 mn (2005: €1,261 mn), in case the put options are exercised.

Composition of the treasury shares

As of December 31,	Acquisition costs	Number of shares	Issued capital
	€ mn		%
2006
Allianz SE	57	481,267	0.11
Dresdner Bank Group	382	2,332,442	0.54
Dresdner Bank Group (obligation for written put options on Allianz SE shares)	2	—	—

Total	441	2,813,709	0.65

2005
Allianz SE	50	424,035	0.10
Dresdner Bank Group	40	317,568	0.08
Dresdner Bank Group (obligation for written put options on Allianz SE shares)	1,261	—	—

Total	1,351	741,603	0.18

Capital Requirements

The Allianz Group’s capital requirements are primarily dependent on our growth and the type of

(1)

Representative of the difference between fair value and amortized cost of real estate used by third parties and investments in associates and joint ventures, net of deferred taxes, policyholders’ participation and minority interests.

(2)	Represents the ratio of eligible capital to required capital.

business that it underwrites, as well as the industry and geographic locations in which it operates. In addition, the allocation of the Allianz Group’s investments plays an important role. During the Allianz Group’s annual planning dialogues with its operating entities, capital requirements are determined through business plans regarding the levels and timing of capital expenditures and investments. Regulators impose minimum capital rules on the level of both the Allianz Group’s operating entities and the Allianz Group as a whole.

On January 1, 2005, the Financial Conglomerates Directive, a supplementary European Union (or “EU”) directive, became effective in Germany. Under this directive, a financial conglomerate is defined as any financial parent holding company that, together with its subsidiaries, has significant cross-border and cross-sector activities. The Allianz Group is a financial conglomerate within the scope of the directive and the related German law. The law requires that the financial conglomerate calculates the capital needed to meet the respective solvency requirements on a consolidated basis.

At December 31, 2006, based on the current status of discussion, our eligible capital for the solvency margin, required for our insurance segments and our banking and asset management business, was €50.5 bn (2005: €39.3 bn) including off-balance sheet reserves(1), surpassing the minimum legally stipulated level by €24.4 bn (2005: €15.1 bn). This margin resulted in a preliminary cover ratio(2) of 194% at December 31, 2006 (2005: 162%). In 2006, all Allianz Group companies also have met their local solvency requirements.

At December 31, 2006, our eligible capital for the solvency margin, required for insurance groups under German law, was €54.0 bn (2005: €43.6 bn), surpassing the minimum legally stipulated level by €38.5 bn (2005: €29.4 bn). This margin resulted in preliminary cover ratio(2) of 349% (2005: 307%).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Dresdner Bank is subject to the risk-adjusted capital guidelines (or “Basle Accord”) promulgated by the Basle Committee on Banking Supervision (or “BIS-rules”) and therefore calculates and reports under such guidelines to the German Federal Financial Supervisory Authority (the Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) and the Deutsche Bundesbank, the German central bank. These guidelines are used to evaluate capital adequacy based primarily on the perceived credit risk associated with balance sheet assets, as well as certain off-balance sheet exposures such as unfunded loan commitments, letters of credit, and derivative and foreign exchange contracts. In addition, for Allianz SE to maintain its status as a “financial holding company” under the U.S. Gramm-Leach-Bliley Financial Modernization Act of 1999, Dresdner Bank must be considered “well capitalized” under guidelines issued by the Board of Governors of the Federal Reserve System. To be considered “well capitalized” for these purposes, Dresdner Bank must have a Tier I Capital Ratio of a least 6% and a combined Tier I and Tier II Capital Ratio of at least 10%, and not be subject to a directive, order or written agreement to meet and maintain specific capital levels. As shown in the table below, Dresdner Bank maintained a “well capitalized” position during both 2006 and 2005.

The following table sets forth Dresdner Bank’s BIS capital ratios:

As of December 31,	2006	2005(1)
	€ mn	€ mn
Tier I capital (core capital)	12,469	11,126
Tier I & Tier II capital	18,668	18,211
Tier III capital (supplementary capital)	—	—
Total capital	18,668	18,211
Risk-weighted assets—banking book	117,355	108,659
Risk-weighted assets—trading book	2,625	2,875
Total risk-weighted assets	119,980	111,534
Tier I capital ratio (core capital) in %	10.39	9.98
Tier I & Tier II capital ratio in %	15.56	16.33
Total capital ratio in %	15.56	16.33

(1)	Effective June 2005, Dresdner Bank changed the accounting basis for calculation and disclosure of BIS-figures from German GAAP to IFRS.

The distinction between “core capital” and “supplementary capital” in the table above reflects the ability of the capital components to cover losses. Core capital, with the highest ability to cover losses, corresponds to Tier I capital, while supplementary capital corresponds to Tier II capital as such terms are defined in applicable U.S. capital adequacy rules.

In addition to regulatory capital requirements, Allianz SE also uses an internal risk capital model to determine how much capital is required to absorb any unexpected volatility in results of operations.

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

As of December 31, 2006, the Allianz Group’s insurance subsidiaries were in compliance with all applicable solvency and capital adequacy requirements.

Certain insurance subsidiaries are subjected to regulatory restrictions on the amount of dividends which can be remitted to Allianz SE without prior approval by the appropriate regulatory body. Such restrictions provide that a company may only pay dividends up to an amount in excess of certain regulatory capital levels or based on the levels of undistributed earned surplus or current year income or a percentage thereof. By way of example only, the operations of our insurance subsidiaries located in the United States are subject to limitations on the payment of dividends to their parent company under applicable state insurance laws.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Dividends paid in excess of these limitations generally require prior approval of the insurance commissioner of the state of domicile. The Allianz Group believes that these restrictions will not affect the ability of Allianz SE to pay dividends to its shareholders in the future. In addition, Allianz SE is not subject to legal restrictions on the amount of dividends it can pay to its shareholders, except the legal reserve in the appropriated retained earnings, which is required according to clause 150 (1) of the German Stock Corporation Act (AktG).

Minority interests

As of December 31,	2006	2005
	€ mn	€ mn
Unrealized gains and losses	840	1,321
Share of earnings	1,289	1,386
Other equity components	4,280	4,908
Total	6,409	7,615

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Supplementary Information to the Consolidated Income Statements

24    Premiums earned (net)

	Property-Casualty	Life/Health	Consolidation	Total
	€ mn	€ mn	€ mn	€ mn
2006
Premiums written
Direct	40,967	21,252	—	62,219
Assumed	2,707	362	(13)	3,056

Subtotal	43,674	21,614	(13)	65,275
Ceded	(5,415)	(816)	13	(6,218)

Net	38,259	20,798	—	59,057

Change in unearned premiums
Direct	(351)	(225)	—	(576)
Assumed	156	1	—	157

Subtotal	(195)	(224)	—	(419)
Ceded	(114)	—	—	(114)

Net	(309)	(224)	—	(533)

Premiums earned
Direct	40,616	21,027	—	61,643
Assumed	2,863	363	(13)	3,213

Subtotal	43,479	21,390	(13)	64,856
Ceded	(5,529)	(816)	13	(6,332)

Net	37,950	20,574	—	58,524

2005
Premiums written
Direct	40,547	20,707	—	61,254
Assumed	3,152	386	(26)	3,512

Subtotal	43,699	21,093	(26)	64,766
Ceded	(5,529)	(926)	26	(6,429)

Net	38,170	20,167	—	58,337

Change in unearned premiums
Direct	(378)	(161)	—	(539)
Assumed	(246)	(6)	—	(252)

Subtotal	(624)	(167)	—	(791)
Ceded	139	(3)	—	136

Net	(485)	(170)	—	(655)

Premiums earned
Direct	40,169	20,546	—	60,715
Assumed	2,906	380	(26)	3,260

Subtotal	43,075	20,926	(26)	63,975
Ceded	(5,390)	(929)	26	(6,293)

Net	37,685	19,997	—	57,682

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

24    Premiums earned (net) – continued

	Property-Casualty	Life/Health	Consolidation	Total
	€ mn	€ mn	€ mn	€ mn
2004
Premiums written
Direct	40,460	20,246	—	60,706
Assumed	2,482	526	(24)	2,984

Subtotal	42,942	20,772	(24)	63,690
Ceded	(5,299)	(1,294)	24	(6,569)

Net	37,643	19,478	—	57,121

Change in unearned premiums
Direct	(304)	(72)	—	(376)
Assumed	10	(2)	—	8

Subtotal	(294)	(74)	—	(368)
Ceded	36	—	—	36

Net	(258)	(74)	—	(332)

Premiums earned
Direct	40,156	20,174	—	60,330
Assumed	2,492	524	(24)	2,992

Subtotal	42,648	20,698	(24)	63,322
Ceded	(5,263)	(1,294)	24	(6,533)

Net	37,385	19,404	—	56,789

25    Interest and similar income

	2006	2005	2004
	€ mn	€ mn	€ mn
Interest from held-to-maturity investments	233	253	269
Dividends from available-for-sale investments	2,119	1,469	1,320
Interest from available-for-sale investments	9,160	8,592	7,689
Share of earnings from investments in associates and joint ventures	287	253	253
Rent from real estate held for investment	930	993	964
Interest from loans to banks and customers	11,058	10,875	10,475
Other interest	169	209	226

Total	23,956	22,644	21,196

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

26    Income from financial assets and liabilities carried at fair value through income (net)

	Property- Casualty	Life/ Health	Banking	Asset Management	Corporate	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2006
Income (expense) from financial assets and liabilities held for trading	83	(808)	1,282	7	(273)	72	363
Income (expense) from financial assets designated at fair value through income	121	742	95	(105)	4	—	857
Expense from financial liabilities designated at fair value through income	(1)	(2)	(42)	—	—	1	(44)
Income (expense) from financial liabilities for puttable equity instruments (net)	(14)	(293)	—	136	(65)	—	(236)
Total	189	(361)	1,335	38	(334)	73	940
2005
Income (expense) from financial assets and liabilities held for trading	32	(324)	1,170	3	(441)	(3)	437
Income from financial assets designated at fair value through income	128	780	74	247	—	—	1,229
Expense from financial liabilities designated at fair value through income	—	—	(81)	—	—	3	(78)
Income (expense) from financial liabilities for puttable equity instruments (net)	4	(198)	—	(231)	—	—	(425)
Total	164	258	1,163	19	(441)	—	1,163
2004
Income (expense) from financial assets and liabilities held for trading	20	116	1,518	11	(61)	(5)	1,599
Income from financial assets designated at fair value through income	12	159	54	—	—	—	225
Expense from financial liabilities designated at fair value through income	—	—	(63)	—	—	—	(63)
Income (expense) from financial liabilities for puttable equity instruments (net)	(7)	(77)	—	—	—	—	(84)
Total	25	198	1,509	11	(61)	(5)	1,677

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Income from financial assets and liabilities held for trading (net)

Life/Health Segment

Income from financial assets and liabilities held for trading for the year ended December 31, 2006 includes expenses of €811 mn (2005: €377 mn; 2004: €104 mn) from derivative financial instruments in the Life/Health insurance segment. This includes expenses from derivative financial instruments related to equity indexed annuity contracts and guaranteed benefits under unit-linked contracts of €350 mn (2005: €199 mn; 2004: €128 mn) and expenses from other derivative financial instruments of €461 mn (2005: €178 mn; 2004: income: €24 mn).

Banking Segment

Income from financial assets and liabilities held for trading of the Banking segment comprises:

	2006	2005	2004
	€ mn	€ mn	€ mn
Trading in interest products	777	473	771
Trading in equity products	217	274	219
Foreign exchange/precious metals trading	354	222	149
Other trading activities	(66)	201	379

Total	1,282	1,170	1,518

Corporate Segment

Income from financial assets and liabilities held for trading for the year ended December 31, 2006, includes expenses of €152 mn (2005: €332 mn; 2004: €149 mn) from derivative financial instruments in the Corporate segment for which hedge accounting is not applied. This includes expenses from derivative financial instruments embedded in exchangeable bonds of €570 mn (2005: €605 mn; 2004: €11 mn), income from derivative financial instruments which partially hedge the exchangeable bonds, however which do not qualify for hedge accounting, of €290 mn (2005: €288 mn; 2004: €17 mn), and income from other derivative financial instruments of €128 mn (2005: expense: €15 mn; 2004: expense: €155 mn).

27    Realized gains/losses (net)

	2006	2005	2004
	€ mn	€ mn	€ mn
Realized gains
Available-for-sale investments
Equity securities	5,052	3,348	3,579
Debt securities	739	968	1,109

Subtotal	5,791	4,316	4,688

Investments in associates and joint ventures(1)	891	1,218	868
Loans to banks and customers	47	116	(6)
Real estate held for investment	766	373	357

Subtotal	7,495	6,023	5,907

Realized losses
Available-for-sale investments
Equity securities	(342)	(566)	(517)
Debt securities	(795)	(332)	(373)

Subtotal	(1,137)	(898)	(890)

Investments in associates and joint ventures(2)	(15)	(32)	(302)
Loans to banks and customers	(57)	(93)	(95)
Real estate held for investment	(135)	(22)	(52)

Subtotal	(1,344)	(1,045)	(1,339)

Total	6,151	4,978	4,568

(1)	During the year ended December 31, 2006, includes realized gains from the disposal of subsidiaries and businesses of €613 mn (2005: €394 mn; 2004: €183 mn).
(2)	During the year ended December 31, 2006, includes realized losses from the disposal of subsidiaries of €3 mn (2005: €14 mn; 2004: €251 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

28    Fee and commission income

	2006			2005			2004
	Segment	Consolidation	Group	Segment	Consolidation	Group	Segment	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	681	—	681	662	—	662	471	—	471
Service agreements	318	(37)	281	316	(42)	274	302	(84)	218
Investment advisory	15	—	15	11	—	11	9	—	9

Subtotal	1,014	(37)	977	989	(42)	947	782	(84)	698
Life/Health
Service agreements	191	(26)	165	176	(82)	94	175	(107)	68
Investment advisory	423	(28)	395	306	—	306	33	(4)	29
Other	16	(16)	—	25	(13)	12	16	(10)	6

Subtotal	630	(70)	560	507	(95)	412	224	(121)	103
Banking
Securities business	1,472	(186)	1,286	1,339	(151)	1,188	1,203	(153)	1,050
Investment advisory	611	(156)	455	558	(140)	418	524	(110)	414
Payment transactions	364	(2)	362	381	(3)	378	399	(4)	395
Mergers and acquisitions advisory	284	—	284	256	—	256	182	—	182
Underwriting business	133	—	133	102	—	102	97	(2)	95
Other	734	(77)	657	761	(19)	742	832	(12)	820

Subtotal	3,598	(421)	3,177	3,397	(313)	3,084	3,237	(281)	2,956
Asset Management
Management fees	3,420	(112)	3,308	2,987	(93)	2,894	2,493	(75)	2,418
Loading and exit fees	341	—	341	338	—	338	318	—	318
Performance fees	107	1	108	123	(2)	121	56	—	56
Other	318	(6)	312	298	(2)	296	229	(5)	224

Subtotal	4,186	(117)	4,069	3,746	(97)	3,649	3,096	(80)	3,016
Corporate
Service agreements	190	(117)	73	164	(94)	70	137	(97)	40

Subtotal	190	(117)	73	164	(94)	70	137	(97)	40

Total	9,618	(762)	8,856	8,803	(641)	8,162	7,476	(663)	6,813

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

29    Other income

	2006	2005	2004
	€ mn	€ mn	€ mn
Income from real estate held for use
Realized gains from disposals of real estate held for use	82	23	191
Other income from real estate held for use	3	33	139

Subtotal	85	56	330
Income from non-current assets and disposal groups held for sale	1	35	—
Other	—	1	(1)

Total	86	92	329

3 0    Income from fully consolidated private equity investments

	MAN Roland Druckma- schinen AG	Four Seasons Health Care Ltd.	Total
	€ mn	€ mn	€ mn
2006
Sales and service revenues	1,044	327	1,371
Other operating revenues	15	—	15
Interest income	5	1	6

Total	1,064	328	1,392

2005
Sales and service revenues	—	597	597
Other operating revenues	—	—	—
Interest income	—	1	1

Total	—	598	598

2004
Sales and service revenues	—	173	173
Other operating revenues	—	—	—
Interest income	—	2	2

Total	—	175	175

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

31    Claims and insurance benefits incurred (net)

	Property-Casualty	Life/Health	Consolidation	Total
	€ mn	€ mn	€ mn	€ mn
2006
Gross
Claims and insurance benefits paid	(27,132)	(18,485)	27	(45,590)
Change in loss and loss adjustment expenses	104	(35)	(2)	67

Subtotal	(27,028)	(18,520)	25	(45,523)
Ceded
Claims and insurance benefits paid	3,130	777	(27)	3,880
Change in loss and loss adjustment expenses	(774)	118	2	(654)

Subtotal	2,356	895	(25)	3,226
Net
Claims and insurance benefits paid	(24,002)	(17,708)	—	(41,710)
Change in loss and loss adjustment expenses	(670)	83	—	(587)

Total	(24,672)	(17,625)	—	(42,297)

2005
Gross
Claims and insurance benefits paid	(26,026)	(18,281)	8	(44,299)
Change in loss and loss adjustment expenses	(2,452)	(51)	—	(2,503)

Subtotal	(28,478)	(18,332)	8	(46,802)
Ceded
Claims and insurance benefits paid	3,429	875	(8)	4,296
Change in loss and loss adjustment expenses	(282)	18	—	(264)

Subtotal	3,147	893	(8)	4,032
Net
Claims and insurance benefits paid	(22,597)	(17,406)	—	(40,003)
Change in loss and loss adjustment expenses	(2,734)	(33)	—	(2,767)

Total	(25,331)	(17,439)	—	(42,770)

2004
Gross
Claims and insurance benefits paid	(26,674)	(18,470)	(27)	(45,171)
Change in loss and loss adjustment expenses	(726)	(96)	(1)	(823)

Subtotal	(27,400)	(18,566)	(28)	(45,994)
Ceded
Claims and insurance benefits paid	3,421	1,045	27	4,493
Change in loss and loss adjustment expenses	(1,292)	(14)	1	(1,305)

Subtotal	2,129	1,031	28	3,188
Net
Claims and insurance benefits paid	(23,253)	(17,425)	—	(40,678)
Change in loss and loss adjustment expenses	(2,018)	(110)	—	(2,128)

Total	(25,271)	(17,535)	—	(42,806)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

32    Change in reserves for insurance and investment contracts (net)

	Property-Casualty	Life/Health	Corporate	Consolidation	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
2006
Gross
Aggregate policy reserves	(291)	(4,307)	—	(1)	(4,599)
Other insurance reserves	31	(78)	—	—	(47)
Expenses for premium refunds	(211)	(6,136)	—	(426)	(6,773)

Subtotal	(471)	(10,521)	—	(427)	(11,419)
Ceded
Aggregate policy reserves	29	(38)	—	2	(7)
Other insurance reserves	2	11	—	—	13
Expenses for premium refunds	15	23	—	—	38

Subtotal	46	(4)	—	2	44
Net
Aggregate policy reserves	(262)	(4,345)	—	1	(4,606)
Other insurance reserves	33	(67)	—	—	(34)
Expenses for premium refunds	(196)	(6,113)	—	(426)	(6,735)

Total	(425)	(10,525)	—	(425)	(11,375)

2005
Gross
Aggregate policy reserves	(225)	(5,162)	—	—	(5,387)
Other insurance reserves	(11)	(12)	—	—	(23)
Expenses for premium refunds	(521)	(5,409)	—	(26)	(5,956)

Subtotal	(757)	(10,583)	—	(26)	(11,366)
Ceded
Aggregate policy reserves	17	118	—	—	135
Other insurance reserves	(6)	5	—	—	(1)
Expenses for premium refunds	39	17	—	—	56

Subtotal	50	140	—	—	190
Net
Aggregate policy reserves	(208)	(5,044)	—	—	(5,252)
Other insurance reserves	(17)	(7)	—	—	(24)
Expenses for premium refunds	(482)	(5,392)	—	(26)	(5,900)

Total	(707)	(10,443)	—	(26)	(11,176)

2004
Gross
Aggregate policy reserves	(251)	(4,244)	—	(1)	(4,496)
Other insurance reserves	(57)	(31)	—	—	(88)
Expenses for premium refunds	(372)	(4,523)	(204)	5	(5,094)

Subtotal	(680)	(8,798)	(204)	4	(9,678)
Ceded
Aggregate policy reserves	26	40	—	1	67
Other insurance reserves	1	(1)	—	—	—
Expenses for premium refunds	42	13	—	—	55

Subtotal	69	52	—	1	122
Net
Aggregate policy reserves	(225)	(4,204)	—	—	(4,429)
Other insurance reserves	(56)	(32)	—	—	(88)
Expenses for premium refunds	(330)	(4,510)	(204)	5	(5,039)

Total	(611)	(8,746)	(204)	5	(9,556)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

33    Interest expense

	2006	2005	2004
	€ mn	€ mn	€ mn
Liabilities to banks and customers	(2,818)	(3,102)	(2,099)
Deposits retained on reinsurance ceded	(120)	(279)	(311)
Certificated liabilities	(1,532)	(1,498)	(1,362)
Participating certificates and subordinated liabilities	(716)	(693)	(477)
Other	(573)	(805)	(1,439)

Total	(5,759)	(6,377)	(5,688)

34    Loan loss provisions

	2006	2005	2004
	€ mn	€ mn	€ mn
Additions to allowances including direct impairments	(533)	(774)	(1,439)
Amounts released	317	782	973
Recoveries on loans previously impaired	180	101	112

Total	(36)	109	(354)

35    Impairments of investments (net)

	2006	2005	2004
	€ mn	€ mn	€ mn
Impairments
Available-for-sale investments
Equity securities	(479)	(245)	(722)
Debt securities	(106)	(10)	(29)
Subtotal	(585)	(255)	(751)
Held-to-maturity investments	(8)	(2)	(4)
Investments in associates and joint ventures	(12)	(50)	(59)
Real estate held for investment	(252)	(240)	(739)

Subtotal	(857)	(547)	(1,553)
Reversals of impairments
Available-for-sale investments
Debt securities	1	3	12
Held-to-maturity investments	1	3	—
Investments in associates and joint ventures	—	—	9
Real estate held for investment	80	1	57

Subtotal	82	7	78

Total	(775)	(540)	(1,475)

36    Investment expenses

	2006	2005	2004
	€ mn	€ mn	€ mn
Investment management expenses	(493)	(374)	(422)
Depreciation from real estate held for investment	(230)	(253)	(255)
Other expenses from real estate held for investment	(278)	(265)	(235)
Foreign currency gains and losses (net)
Foreign currency gains	473	417	481
Foreign currency losses	(580)	(617)	(336)

Subtotal	(107)	(200)	145

Total	(1,108)	(1,092)	(767)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

37    Acquisition and administrative expenses (net)

	2006			2005			2004
	Segment	Consolidation	Group	Segment	Consolidation	Group	Segment	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Acquisition costs
Incurred	(7,131)	—	(7,131)	(6,805)	—	(6,805)	(6,814)	—	(6,814)
Commissions and profit received on reinsurance business ceded	722	(1)	721	953	(1)	952	908	(1)	907
Deferrals of acquisition costs	3,983	—	3,983	2,804	—	2,804	2,056	—	2,056
Amortization of deferred acquisition costs	(3,843)	—	(3,843)	(2,686)	—	(2,686)	(1,888)	—	(1,888)

Subtotal	(6,269)	(1)	(6,270)	(5,734)	(1)	(5,735)	(5,738)	(1)	(5,739)
Administrative expenses	(4,321)	81	(4,240)	(4,482)	82	(4,400)	(4,454)	39	(4,415)

Subtotal	(10,590)	80	(10,510)	(10,216)	81	(10,135)	(10,192)	38	(10,154)
Life/Health
Acquisition costs
Incurred	(3,895)	—	(3,895)	(3,822)	—	(3,822)	(4,414)	—	(4,414)
Commissions and profit received on reinsurance business ceded	150	—	150	115	—	115	174	—	174
Deferrals of acquisition costs	2,771	—	2,771	2,796	—	2,796	2,760	—	2,760
Amortization of deferred acquisition costs	(1,772)	—	(1,772)	(1,393)	—	(1,393)	(1,195)	—	(1,195)

Subtotal	(2,746)	—	(2,746)	(2,304)	—	(2,304)	(2,675)	—	(2,675)
Administrative expenses	(1,691)	(19)	(1,710)	(1,669)	14	(1,655)	(1,036)	3	(1,033)

Subtotal	(4,437)	(19)	(4,456)	(3,973)	14	(3,959)	(3,711)	3	(3,708)
Banking
Personnel expenses	(3,485)	—	(3,485)	(3,352)	—	(3,352)	(3,322)	—	(3,322)
Non-personnel expenses	(2,120)	54	(2,066)	(2,309)	29	(2,280)	(2,321)	59	(2,262)

Subtotal	(5,605)	54	(5,551)	(5,661)	29	(5,632)	(5,643)	59	(5,584)
Asset management
Personnel expenses	(1,657)	—	(1,657)	(1,679)	—	(1,679)	(1,462)	—	(1,462)
Non-personnel expenses	(629)	16	(613)	(598)	8	(590)	(564)	17	(547)

Subtotal	(2,286)	16	(2,270)	(2,277)	8	(2,269)	(2,026)	17	(2,009)
Corporate
Administrative expenses	(655)	(44)	(699)	(516)	(48)	(564)	(540)	26	(514)

Subtotal	(655)	(44)	(699)	(516)	(48)	(564)	(540)	26	(514)

Total	(23,573)	87	(23,486)	(22,643)	84	(22,559)	(22,112)	143	(21,969)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

38    Fee and commission expenses

	2006			2005			2004
	Segment	Consolidation	Group	Segment	Consolidation	Group	Segment	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	(487)	1	(486)	(594)	—	(594)	(375)	1	(374)
Service agreements	(231)	27	(204)	(172)	10	(162)	(150)	—	(150)
Investment advisory	(3)	2	(1)	(9)	4	(5)	(5)	2	(3)

Subtotal	(721)	30	(691)	(775)	14	(761)	(530)	3	(527)
Life/Health
Service agreements	(88)	27	(61)	(137)	31	(106)	(134)	63	(71)
Investment advisory	(135)	19	(116)	(82)	—	(82)	(11)	—	(11)

Subtotal	(223)	46	(177)	(219)	31	(188)	(145)	63	(82)
Banking
Securities business	(120)	1	(119)	(114)	—	(114)	(98)	(1)	(99)
Investment advisory	(190)	7	(183)	(178)	5	(173)	(169)	5	(164)
Payment transactions	(22)	—	(22)	(21)	—	(21)	(20)	—	(20)
Mergers and acquisitions advisory	(49)	—	(49)	(37)	—	(37)	(27)	—	(27)
Underwriting business	(4)	—	(4)	—	—	—	—	—	—
Other	(205)	49	(156)	(197)	19	(178)	(216)	23	(193)

Subtotal	(590)	57	(533)	(547)	24	(523)	(530)	27	(503)
Asset Management
Commissions	(953)	427	(526)	(862)	350	(512)	(731)	291	(440)
Other	(309)	4	(305)	(248)	5	(243)	(187)	13	(174)

Subtotal	(1,262)	431	(831)	(1,110)	355	(755)	(918)	304	(614)
Corporate
Service agreements	(127)	8	(119)	(92)	7	(85)	(84)	6	(78)

Subtotal	(127)	8	(119)	(92)	7	(85)	(84)	6	(78)

Total	(2,923)	572	(2,351)	(2,743)	431	(2,312)	(2,207)	403	(1,804)

39    Other expenses

	2006	2005	2004
	€ mn	€ mn	€ mn
Expenses from real estate held for use
Realized losses from disposals of real estate held for use	(9)	(8)	(37)
Depreciation of real estate held for use	(3)	(9)	(119)
Subtotal	(12)	(17)	(156)
Other	13	(34)	(44)
Total	1	(51)	(200)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

40    Expenses from fully consolidated private equity investments

	MAN Roland Druckma- schinen AG	Four Seasons Health Care Ltd.	Total
	€ mn	€ mn	€ mn
2006
Cost of goods sold	(849)	—	(849)
Commissions	(71)	—	(71)
General and administrative expenses	(133)	(264)	(397)
Interest expense	(14)	(50)	(64)

Total	(1,067)	(314)	(1,381)

2005
Cost of goods sold	—	—	—
Commissions	—	—	—
General and administrative expenses	—	(497)	(497)
Interest expense	—	(75)	(75)

Total	—	(572)	(572)

2004
Cost of goods sold	—	—	—
Commissions	—	—	—
General and administrative expenses	—	(151)	(151)
Interest expense	—	(24)	(24)

Total	—	(175)	(175)

41    Income taxes

	2006	2005	2004
	€ mn	€ mn	€ mn
Current income tax expense
Germany	198	(1,020)	(373)
Other countries	(1,888)	(1,025)	(930)
Subtotal	(1,690)	(2,045)	(1,303)
Deferred income tax expense
Germany	100	408	(32)
Other countries	(423)	(426)	(275)
Subtotal	(323)	(18)	(307)

Total	(2,013)	(2,063)	(1,610)

During the year ended December, 31, 2006, current income tax expense included a benefit of €51 mn (2005: charge of €44 mn; 2004: charge of €17 mn) related to prior periods. The dividend distribution for the year ended December 31, 2005, reduced corporate taxes for the year ended December 31, 2006, by €38 mn. Due to the “moratorium” introduced by the “bill on the reduction of tax privileges”, the dividend distribution for the year ended December 31, 2004, did not lead to a reduction of corporate taxes for the year ended December 31, 2005.

The German Reorganization Tax Act (SEStEG) which entered into force in December 2006 stipulates that corporation tax credits accumulated under the pre-2001 corporation tax imputation system will be refunded in the future without regard to dividend distributions. The refunds are spread equally over a ten year period from 2008 to 2017. As a consequence of the tax law change Allianz Group’s total corporate tax credits were capitalised on a discounted basis as at December 31, 2006, and reduced current income tax expense by €571 mn.

Of the deferred tax charge for the year ended December 31, 2006, income of €480 mn (2005: €468 mn; 2004: €2 mn) are attributable to the recognition of deferred taxes on temporary differences and expense of €785 mn (2005: €492 mn; 2004: € 342 mn) are attributable to tax losses carried forward. The change of applicable tax rates due to changes in tax law produced deferred tax expense of €18 mn (2005 income of €7 mn; 2004 income of €34

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

mn). Current and deferred tax benefit included in shareholders’ equity during the year ended December 31, 2006, amounted to €740 mn (2005: charge of €101 mn; 2004: charge of €578 mn).

The recognized income tax charge for the year ended December 31, 2006, is €1,130 mn lower than the expected income tax charge (2005: lower than expected by €278 mn; 2004: higher than expected by €131 mn). The following table shows the reconciliation of the expected income tax charge of the Allianz Group with the effectively recognized tax charge. The Allianz Group’s reconciliation is a summary of the individual company-related reconciliations, which are based on the respective country-specific tax rates after taking into consideration consolidation effects with impact on the group result. The expected tax rate for domestic Allianz Group subsidiaries applied in the reconciliation includes corporate tax and the solidarity surcharge and amounts to 26.38% (2005: 26.38%; 2004: 26.38%).

The effective tax rate is determined on the basis of the effective income tax charge on income before income taxes and minority interests in earnings.

	2006	2005	2004
	€ mn	€ mn	€ mn
Income before income taxes and minority interests in earnings
Germany	2,314	1,780	1,157
Other countries	8,009	6,049	3,887

Total	10,323	7,829	5,044

Expected income tax rate in %	30.4	29.9	29.3
Expected income tax charge	3,143	2,340	1,478
Municipal trade tax and similar taxes	208	280	227
Net tax exempt income	(884)	(503)	(426)
Amortization of goodwill	—	—	296
Effects of tax losses	(50)	(73)	(68)
Effects of German tax law changes	(571)	—	—
Other tax settlements	167	19	103
Income taxes	2,013	2,063	1,610
Effective tax rate in %	19.5	26.3	31.9

During the year ended December 31, 2006, a deferred tax charge of €35 mn (2005: €4 mn; 2004: €129 mn) was recognized due to a devaluation of deferred tax assets on tax losses carried forward. Due to the use of tax losses carried forward for which no deferred tax asset was recognized, the current income tax charge diminished by €45 mn (2005: €64 mn; 2004: €193 mn). The recognition of deferred tax assets on losses carried forward from earlier periods, for which no deferred taxes had yet been recognized or which had been devalued resulted in a deferred tax income of €54 mn (2005: €39 mn; 2004: €87 mn). The non-recognition of deferred taxes on tax losses for the current fiscal year increased tax charges by €14 mn (2005: €26 mn; 2004: €83 mn). The above mentioned effects are shown in the reconciliation statement as “effects of tax losses”.

The tax rates used in the calculation of the Allianz Group deferred taxes are the applicable national rates, which in 2006 ranged from 10.0% to 46.1%. Changes to tax rates already adopted on December 31, 2006, are taken into account.

Deferred taxes on losses carried forward are recognized as an asset to the extent sufficient future taxable profits are available for realization.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Deferred tax assets and liabilities

As of December 31,	2006	2005
	€ mn	€ mn
Deferred tax assets
Intangible assets	556	370
Investments	2,786	1,658
Financial assets held for trading	236	332
Deferred acquisition costs	351	187
Tax losses carried forward	4,859	5,850
Other assets	955	1,205
Insurance reserves	4,668	3,929
Pensions and similar obligations	384	351
Other liabilities	1,513	1,546
Total deferred tax assets	16,308	15,428
Valuation allowance for deferred tax assets on tax losses carried forward	(731)	(832)
Effect of netting	(10,850)	(9,297)
Net deferred tax assets	4,727	5,299
Deferred tax liabilities
Intangible assets	861	805
Investments	4,084	4,634
Financial assets held for trading	842	900
Deferred acquisition costs	3,927	3,207
Other assets	1,076	736
Insurance reserves	3,152	2,402
Pensions and similar obligations	257	146
Other liabilities	1,269	1,791
Total deferred tax liabilities	15,468	14,621
Effect of netting	(10,850)	(9,297)
Net deferred tax liabilities	4,618	5,324
Net deferred tax assets/(liabilities)	109	(25)

Tax losses carried forward

Tax losses carried forward at December 31, 2006, of €13,336 mn (2005: €15,740 mn) result in recognition of deferred tax assets to the extent there is sufficient certainty that the unused tax losses will be utilized. €10,414 mn (2005: €10,886 mn) of the tax losses carried forward can be utilized without time limitation. The Allianz Group believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize its deferred tax assets.

Tax losses carried forward are scheduled according to their expiry periods as follows:

€ mn
2007	185
2008	71
2009	232
2010	42
2011	126
2012	13
2013	8
2014	—
2015	—
2016	—
>10 years	2,245
Unlimited	10,414

Total	13,336

Other Information

42    Supplemental information on the Banking Segment

Net interest income from the Banking Segment

	Segment	Consolidation	Group
	€ mn	€ mn	€ mn
2006
Interest and similar income	7,312	(52)	7,260
Interest expense	(4,592)	71	(4,521)

Net interest income	2,720	19	2,739

2005
Interest and similar income	7,321	(36)	7,285
Interest expense	(5,027)	81	(4,946)

Net interest income	2,294	45	2,339

2004
Interest and similar income	6,545	(30)	6,515
Interest expense	(4,189)	60	(4,129)

Net interest income	2,356	30	2,386

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Net fee and commission income from the Banking Segment

	Segment	Consolidation	Group
	€ mn	€ mn	€ mn
2006
Fee and commission income	3,598	(421)	3,177
Fee and commission expense	(590)	57	(533)

Net fee and commission income	3,008	(364)	2,644

2005
Fee and commission income	3,397	(313)	3,084
Fee and commission expense	(547)	24	(523)

Net fee and commission income	2,850	(289)	2,561

2004
Fee and commission income	3,237	(281)	2,956
Fee and commission expense	(530)	27	(503)

Net fee and commission income	2,707	(254)	2,453

The net fee and commission income of the Allianz Group’s Banking segment includes the following:

	2006	2005	2004
	€ mn	€ mn	€ mn
Securities business	1,352	1,225	1,105
Investment advisory	421	380	355
Payment transactions	342	360	379
Merger and acquisitions advisory	235	219	155
Underwriting business	129	102	97
Other	529	564	616

Total	3,008	2,850	2,707

Volume of foreign currency exposure from the Banking segment

The amounts reported constitute aggregate Euro equivalents of a wide variety of currencies outside the European Monetary Union (“EMU”). Any differences between assets and liabilities are a result of differing measurements under current accounting policies. Loans and advances to banks, loans and advances to customers, liabilities to banks and liabilities to customers are reported at amortized cost, while all derivative transactions are accounted for at fair value.

As of December 31,	2006				2005
	USD	GBP	Other	Total	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Balance sheet items
Assets	131,888	64,610	26,050	222,548	202,633
Liabilities	115,794	61,764	30,134	207,692	185,469

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Trustee business in the Banking segment

The following presents trustee business within the Allianz Group’s Banking segment not recorded in the balance sheet:

As of December 31,	2006	2005
	€ mn	€ mn
Loans and advances to banks	1,956	1,747
Loans and advances to customers	1,205	1,405
Investments and other assets	729	855
Total assets(1)	3,890	4,007
Liabilities to banks	870	1,035
Liabilities to customers	3,020	2,972
Total liabilities	3,890	4,007

(1)	Including €1,964 mn (2005: €2,170 mn) of trustee loans.

Other banking information

As of December 31, 2006, the Allianz Group had deposits that have been reclassified as loan balances of €6,697 mn (2005: €6,131 mn) and deposits with related parties of €627 mn (2005: €2,297 mn). The Allianz Group received no deposits on terms other than those available in the normal course of banking operations. An amount of €– mn (2005: €132 mn) eligible for refinancing with the central bank is held in cash funds.

The aggregate amount of certificates of deposit and other time deposits in the amount of €100,000 or more issued by the Allianz Group’s German offices at December 31, 2006 was €67,136 mn (2005: €67,239 mn), including banks and customers.

The aggregate amount of certificates of deposit and other time deposits in the amount of €100,000 or more issued by the Allianz Group’s non-German offices at December 31, 2006 was €43,447 mn (2005: €24,528 mn), including banks and customers.

43    Derivative financial instruments

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Property-Casualty, Life/Health and Corporate Segments

	2006						2005
	Maturity by notional amount			Notional principal amounts	Positive fair values	Negative fair values	Notional principal amounts	Positive fair values	Negative fair values
As of December 31,	Up to 1 year	1–5 years	Over 5 years
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest rate contracts, consisting of:
OTC
Forwards	2,786	2,233	38	5,057	69	(163)	6,776	110	(10)
Swaps	775	9,300	4,179	14,254	171	(89)	9,643	212	(95)
Swaptions	707	330	—	1,037	8	(11)	756	12	(5)
Caps	6,246	8,146	11	14,403	—	(83)	14,407	—	(102)
Options	2	—	—	2	—	—	—	—	—
Exchange traded
Forwards	236	59	—	295	—	(3)	—	—	—
Futures	27,215	5,996	—	33,211	35	(39)	1,361	2	(2)
Options	1,417	—	—	1,417	—	(3)	1,084	2	—

Subtotal	39,384	26,064	4,228	69,676	283	(391)	34,027	338	(214)

Equity index contracts, consisting of:
OTC
Forwards	5,636	360	—	5,996	316	(1,178)	4,317	200	(599)
Swaps	295	—	—	295	—	—	308	3	—
Floors	3	—	—	3	3	—	—	—	—
Options(1)	74,361	3,949	55	78,365	1,242	(4,554)	46,702	1,190	(3,341)
Exchange traded
Futures	9,820	—	—	9,820	2	(42)	4,923	4	(28)
Options	691	—	1	692	—	(2)	1,942	2	(248)
Forwards	—	1,262	—	1,262	—	(752)	1,262	—	(409)
Warrants	—	1	—	1	4	—	2	1	—

Subtotal	90,806	5,572	56	96,434	1,567	(6,528)	59,456	1,400	(4,625)

Foreign exchange contracts, consisting of:
OTC
Forwards	5,157	65	—	5,222	965	(957)	1,048	9	(8)
Swaps	8	242	32	282	13	(11)	412	35	(2)

Subtotal	5,165	307	32	5,504	978	(968)	1,460	44	(10)

Credit contracts, consisting of:
OTC
Options	—	100	—	100	—	(3)	—	—	—
Swaps	40	910	188	1,138	2	(8)	996	4	(3)
Exchange traded
Swaps	273	—	—	273	2	—	—	—	—

Subtotal	313	1,010	188	1,511	4	(11)	996	4	(3)

Total	135,668	32,953	4,504	173,125	2,832	(7,898)	95,939	1,786	(4,852)

(1)	As of December 31, 2006, includes embedded derivatives related to equity indexed annuities with negative fair values of €4,199 mn (2005: €2,841 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Banking and Asset Management Segments

As of December 31,	2006						2005
	Maturity by notional amount			Notional principal amounts	Positive fair values	Negative fair values	Notional principal amounts	Positive fair values	Negative fair values
	Up to 1 year	1–5 years	Over 5 years
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest rate contracts, consisting of:
OTC
Forwards	121,294	1,414	—	122,708	37	(30)	117,765	40	(33)
Swaps	997,593	1,157,122	1,209,833	3,364,548	41,870	(40,669)	3,235,959	58,931	(56,849)
Swaptions	23,001	27,490	42,447	92,938	858	(2,253)	95,353	1,094	(2,768)
Caps	4,590	45,424	11,761	61,775	172	(191)	58,366	141	(112)
Floors	8,600	27,753	5,089	41,442	203	(144)	30,921	404	(264)
Options	807	550	868	2,225	41	(32)	1,581	57	(62)
Other	3,923	1,632	6,644	12,199	2,316	(1,388)	10,018	64	(82)
Exchange traded
Futures	99,259	16,905	—	116,164	7	(5)	185,288	105	(125)
Options	27,969	1,940	—	29,909	1,390	(915)	42,985	692	(262)

Subtotal	1,287,036	1,280,230	1,276,642	3,843,908	46,894	(45,627)	3,778,236	61,528	(60,557)

Equity index contracts, consisting of:
OTC
Swaps	22,897	6,052	13,080	42,029	1,059	(977)	20,505	642	(723)
Options	85,017	103,590	6,184	194,791	10,668	(11,091)	220,286	9,061	(9,429)
Forwards	—	—	—	—	—	—	70	—	(34)
Other	33	915	—	948	5	(47)	1,077	4	(11)
Exchange traded
Futures	9,160	—	—	9,160	—	(10)	10,659	1	(38)
Options	45,824	44,536	3,323	93,683	4,705	(3,911)	81,115	3,185	(3,063)

Subtotal	162,931	155,093	22,587	340,611	16,437	(16,036)	333,712	12,893	(13,298)

Foreign exchange contracts, consisting of:
OTC
Forwards	359,752	14,487	486	374,725	4,888	(4,900)	410,566	4,805	(4,976)
Swaps	22,602	49,585	23,376	95,563	3,588	(3,222)	82,988	2,888	(2,634)
Options	182,133	32,321	1,372	215,826	1,540	(1,755)	148,183	1,340	(1,637)
Other	—	—	—	—	—	—	590	1	—
Exchange traded
Futures	886	887	—	1,773	3	(5)	2,387	4	(5)
Options	722	—	—	722	4	(1)	297	10	(2)

Subtotal	566,095	97,280	25,234	688,609	10,023	(9,883)	645,011	9,048	(9,254)

Credit contracts, consisting of:
OTC
Credit default swaps	56,977	602,864	235,571	895,412	5,313	(5,025)	483,348	3,108	(2,711)
Total return swaps	4,961	3,873	2,685	11,519	937	(1,440)	13,653	769	(1,249)

Subtotal	61,938	606,737	238,256	906,931	6,250	(6,465)	497,001	3,877	(3,960)

Other contracts, consisting of:
OTC
Precious metals	9,081	2,809	—	11,890	440	(417)	8,848	503	(338)
Options	22	2	—	24	—	(1)	—	—	—
Other	3,678	3,892	48	7,618	126	(108)	2,206	48	(34)
Exchange traded
Futures	1,759	174	5	1,938	1	—	1,317	8	—
Options	—	—	—	—	—	—	16	1	—

Subtotal	14,540	6,877	53	21,470	567	(526)	12,387	560	(372)

Total	2,092,540	2,146,217	1,562,772	5,801,529	80,171	(78,537)	5,266,347	87,906	(87,441)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Derivative financial instruments used in accounting hedges

The Allianz Group principally uses fair value hedging. Important hedging instruments used by the Banking segment are interest rate swaps and forwards and currency swaps and forwards. Hedging instruments may be implemented for individual transactions (micro hedge) or for a portfolio of similar assets or liabilities (portfolio hedge).

The interest rate swaps used by the Banking segment in fair value hedges of the interest rate risk of certificated and subordinated liabilities had a total net fair value as of December 31, 2006 of €247 mn (2005: €507 mn). Thereof, interest rate swaps with a positive fair value of €305 mn (2005: €537 mn) are recorded in the Allianz Group’s consolidated balance sheet in other assets, and interest rate swaps with a negative fair value of €58 mn (2005: €30 mn) are recorded in other liabilities. During the year ended December 31, 2006, the fair value of the interest rate swaps decreased by €184 mn (2005: increase by €43 mn), whereas the certificated and subordinated liabilities hedged increased in fair value by €187 mn (2005: decrease by €24 mn), resulting in a net ineffectiveness of the hedge of €3 mn (2005: €19 mn) that is recognized in the Allianz Group’s consolidated income statement as income (expense) for financial assets and liabilities held for trading. For detailed information about certificated and subordinated liabilities, see Note 21 and Note 22, respectively.

The derivative financial instruments used for all fair value hedges of the Allianz Group had a total negative fair value as of December 31, 2006 of €388 mn (2005: €102 mn).

During the year ended December 31, 2006, cash flow hedges were used to hedge variable cash flows exposed to interest rate fluctuations. As of December 31, 2006, the interest rate swaps utilized had a negative fair value of €55 mn (2005: €68 mn); other reserves in shareholders’ equity increased by €1 mn (2005: €3 mn). Ineffectiveness of the cash flow hedges led to net realized losses of €2 mn (2005: €5 mn) in 2006.

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

Derivative financial instruments indexed to Allianz Group’s shares

The Allianz Group enters into various types of contracts indexed to Allianz Group shares with third-parties. Allianz Group uses such contracts as a hedge of its future obligations under its share-based compensation plans. In addition, in connection with various banking products offered by the Dresdner Bank Group, the Dresdner Bank Group has entered into various types of option contracts indexed to Allianz SE shares and AGF shares.

These contracts that are cash settled are accounted for as financial assets and liabilities held for trading. The contracts that are share settled are accounted for as equity transactions, with the exception of written put options and short forward contracts. The Allianz Group records a liability for the present value of its obligation to purchase the share with an offset to shareholders’ equity.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table summarizes these option positions:

	Total shares	Maturity			Settlement		Fair Value		Weighted average strike price/ forward rate
As of December 31,		Up to 1 year	1–5 years	More than 5 years	of which cash settled	of which share settled	of which cash settled	of which share settled
							€ mn	€ mn	€
2006
Derivatives on Allianz SE shares
Allianz SE activities
Long call options/warrants	22,300,720	300,586	22,000,134	—	22,300,720	—	708	—	100
Forward purchase contracts	4,801,593	4,801,593	—	—	4,801,593	—	93	—	137
Banking activities
Long call options	33,549,966	16,230,456	17,319,510	—	2,750,495	30,799,471	40	1,166	129
Long put options	22,514,281	8,986,781	13,527,500	—	355,000	22,159,281	3	162	124
Short call options/warrants	42,246,623	20,106,000	22,140,623	—	11,582,391	30,664,232	(52)	(895)	135
Short put options	13,630,621	6,384,889	7,245,732	—	13,609,889	20,732	(64)	—	114
Derivatives on AGF shares
Banking activities
Long call options	500,000	500,000	—	—	—	500,000	—	15	90
Short call options	534,301	—	534,301	—	484,301	50,000	25	(1)	10
2005
Derivatives on Allianz SE shares
Allianz SE activities
Long call options/warrants	22,518,424	217,704	21,300,720	1,000,000	22,518,424	—	487	—	102
Forward purchase contracts	4,574,891	4,574,891	—	—	4,574,891	—	154	—	95
Equity linked loan	10,700,000	10,700,000	—	—	10,700,000	—	(243)	—	105
Banking activities
Long call options	24,357,414	12,601,414	11,756,000	—	6,148,170	18,209,244	188	447	112
Long put options	18,495,959	10,426,854	8,069,105	—	4,240,775	14,255,184	38	115	114
Short call options/warrants	23,326,959	11,970,876	11,356,083	—	5,506,227	17,820,732	(127)	(335)	122
Short put options	18,307,643	10,765,911	7,541,732	—	4,627,880	13,679,763	(18)	(63)	97
Derivatives on AGF shares
Banking activities
Long call options	540,000	40,000	500,000	—	540,000	—	4	—	89
Long put options	3,000	3,000	—	—	3,000	—	—	—	83
Short call options	599,154	75,000	524,154	—	524,154	75,000	(16)	(3)	6

44    Fair value of financial instruments

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Financial assets and liabilities for unit linked contracts The fair values of financial assets for unit linked contracts were determined using the market value of the underlying investments. Fair values of financial liabilities for unit linked contracts are equal to the fair value of the financial assets for unit linked contracts.

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

The following table presents the carrying amount and estimated fair value of the Allianz Group’s financial instruments:

	2006		2005
As of December 31,	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	€ mn	€ mn	€ mn	€ mn
Financial assets
Cash and cash equivalents	33,031	33,031	31,647	31,647
Financial assets held for trading	137,982	137,982	166,184	166,184
Financial assets designated at fair value through income	18,887	18,887	14,162	14,162
Available-for-sale investments	277,898	277,898	266,953	266,953
Held-to-maturity investments	4,748	4,912	4,826	5,102
Loans and advances to banks and customers	408,278	410,040	336,808	338,407
Financial assets for unit linked contracts	61,864	61,864	54,661	54,661
Derivative financial instruments and firm commitments included in other assets	463	463	849	849

Financial liabilities
Financial liabilities held for trading	78,762	78,762	86,392	86,392
Financial liabilities designated at fair value through income	937	937	450	450
Liabilities to banks and customers	361,078	361,278	310,316	310,591
Investment contracts with policyholders	87,108	87,267	88,884	91,092
Financial liabilities for unit linked contracts	61,864	61,864	54,661	54,661
Derivative financial instruments and firm commitments included in other liabilities	907	907	1,019	1,019
Financial liabilities for puttable equity instruments	3,750	3,750	3,137	3,137
Certificated liabilities, participation certificates and subordinated liabilities	71,284	73,212	73,887	76,454

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

45    Related party transactions

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

Eurohypo

As of December 31, 2004, the Allianz Group held an ownership interest of 28.48% in Eurohypo and accounted for it using the equity method. In November 2005, agreements for a two-step transfer of the 28.48% participation of Allianz Group in Eurohypo AG to Commerzbank AG were signed. In the first step, on December 15, 2005, Commerzbank AG acquired 7.35% and in a second step on March 31, 2006, Commerzbank acquired the residual 21,13% of the 28.48% participation of Allianz Group in Eurohypo AG. Since March 31, 2006, there have been no mutual board interlocks between Eurohypo and Dresdner Bank AG or other Allianz Group companies. Therefore, we no longer consider Eurohypo as a related party since March 31, 2006. As of December 31, 2005, the Allianz Group had loans to and held debt securities available-for-sale issued by Eurohypo of €11,149 mn in the aggregate. All of such loans were made in the ordinary course of business and are subject to arm’s length conditions.

Schering Disposal

In June 2006, the Allianz Group sold its 10.6% shareholding in Schering AG for approximately €1.8 bn to Dritte BV GmbH, a 100% subsidiary of Bayer AG. Following this sale, Bayer AG acquired control of Schering AG. One member of the Board of Management of Allianz SE is a member of the Supervisory Board of Bayer AG, but this individual did not participate in the meeting of the Supervisory Board of Bayer AG that approved the acquisition of Schering AG. In addition, at the time of the transaction, the Chairman of the Supervisory Board of Bayer AG was also a member of Allianz’s Supervisory Board but was not involved in Allianz’s decision to sell its interest in Schering AG to Bayer AG, which occurred at the level of the Board of Management.

46    Contingent liabilities, commitments, guarantees, and assets pledged and collateral

Contingent liabilities

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

In July 2002, the German Federal Cartel Office (Bundeskartellamt) commenced an investigation against several property-casualty insurance companies in Germany, in connection with alleged coordinated behavior to achieve premium increases in parts of the commercial and industrial insurance business and imposed administrative fines against these German insurance companies, among them Allianz Versicherungs-AG, which received a notice imposing a fine on March 22, 2005. Allianz Versicherungs-AG has appealed this decision. The fine imposed on Allianz Versicherungs-AG is of an immaterial amount for the Allianz Group and has been fully reserved for in Allianz’s consolidated financial statements. Allianz’s appeal of the decision relates to the full amount of the fine.

On November 5, 2001, a lawsuit, Silverstein v. Swiss Re International Business Insurance Company

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Ltd., was filed in the United States District Court for the Southern District of New York against certain insurers and reinsurers, including a subsidiary of Allianz SE which is now named Allianz Global Risks US Insurance Company (AGR US). The complaint sought a determination that the terrorist attack of September 11, 2001 on the World Trade Center (WTC) constituted two separate occurrences under the alleged terms of various coverages. In connection with the terrorist attack of September 11, 2001, we recorded net claims expense for the Allianz Group of approximately €1.5bn in respect of all insurance and reinsurance policies, including the Silverstein policy. On October 18, 2006, the United States Court of Appeals for the Second Circuit of New York affirmed an earlier lower court decision in 2004 that had determined that the World Trade Center attack constituted two occurrences under the alleged terms of various coverages. Following this decision, we determined that no additional provisions on a net basis were necessary because additional liabilities arising from the decision were offset by positive developments in settling WTC claims and higher levels of reinsurance coverage due to Allianz under the two occurrence theory. On May 23, 2007, following court-ordered mediation, AGR US reached a settlement regarding the disputed insurance claims with Silverstein Properties. The settlement amount is within our set case reserve and secured by letters of credit from SCOR, which is a reinsurer of AGR US for the relevant insurance policy. On May 24, 2007, SCOR announced that it considers the settlement agreed between AGR US and Silverstein Properties to not respect the terms and conditions of the Certificate of Reinsurance between SCOR and AGR US and that it will refer the case to arbitration as contemplated under the Certificate of Reinsurance. Currently, we do not expect any negative financial impact for Allianz from any such arbitration.

A dispute of Dresdner Bank with the insolvency administrator of KirchMedia GmbH & Co. KGaA (KirchMedia) with respect to a 25% shareholding in the Spanish television group Telecinco, was resolved in 2006. The shareholding had been pledged by subsidiaries of KirchMedia to Dresdner Bank as collateral for a loan and was acquired by Dresdner Bank in a forced auction sale. The insolvency administrator contended that the pledge was created under circumstances that cause it to be invalid or void. At the end of June 2004, the 25% shareholding in Telecinco was placed within Telecinco’s initial public offering. In October 2006, the insolvency administrator agreed to withdraw his claim against a settlement payment by Dresdner Bank AG. The settlement payment had no material impact on the situation or performance, financial or otherwise, of Dresdner Bank AG or the Allianz Group.

The insolvency administrator and the major limited partner of Heye KG have filed a complaint claiming damages of approximately €200 mn from Dresdner Bank, alleging a failure to execute transfer orders despite a purported line of credit. The claim was finally dismissed by court on April 18, 2007 without any obligation for Dresdner Bank.

In January 2006, a putative class action lawsuit alleging gender-based discrimination was filed against Dresdner Bank AG and some of its subsidiaries by six employees of Dresdner Kleinwort in the United States District Court for the Southern District of New York. In May 2007, the case was resolved out of court without admission of liability to the satisfaction of the parties involved.

On May 24, 2002, pursuant to a statutory squeeze-out procedure, the general meeting of Dresdner Bank AG resolved to transfer shares from its minority shareholders to Allianz SE as principal shareholder in return for payment of a cash settlement amounting to €51.50 per share. The amount of the cash settlement was established by Allianz SE on the basis of an expert opinion, and its adequacy was confirmed by a court appointed auditor. Some of the former minority shareholders applied for a court review of the appropriate amount of the cash settlement in a mediation procedure (Spruchverfahren), which is pending with the district court (Landgericht) of Frankfurt. We believe that a claim to increase the cash settlement does not exist. In the event that the court were to determine a higher amount as an appropriate cash settlement, this would affect all approximately 16 mn shares that were transferred to Allianz SE.

Allianz Global Investors of America L.P. and some of its subsidiaries have been named as defendants in multiple civil US lawsuits commenced

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

as putative class actions and other proceedings related to matters involving market timing and revenue sharing in the mutual fund industry. These proceedings are still in a preliminary stage and the potential outcome can not be predicted at this time.

The U.S. Department of Justice has alleged False Claims Act violations related to FFIC’s involvement as a provider of Federal crop insurance from 1997 to 2003. The majority of the allegations concern falsified documentation in FFIC’s Lambert, Mississippi and Modesto, California field offices. Two former FFIC claims employees and one contract adjuster have pled guilty to assisting farmers in asserting fraudulent crop claims. In November 2006, the Department of Justice proposed to FFIC a resolution of all civil, criminal and administrative allegations in the form of an offer to settle. FFIC is in the process of evaluating the offer, and the outcome of this matter cannot be predicted at this stage.

Three members of the Fireman’s Fund group of companies in the United States, all subsidiaries of Allianz SE, are amongst the roughly 135 defendants named in a class action filed on August 1, 2005 in the United States District Court of New Jersey in connection with allegations relating to contingent commissions in the insurance industry. No class has been certified for this class action. The court dismissed, without prejudice to refile, the federal law causes of action and the plaintiffs have filed an amended complaint. Discovery is stayed pending a determination of whether the suit can proceed in federal court. As a result, it is not possible to predict potential outcomes or assess any eventual exposure at this point.

Allianz Life Insurance Company of North America (“Allianz Life”) is named as a defendant in various putative class action lawsuits in Minnesota and California in connection with the marketing and sale of deferred annuity products. Two lawsuits in Minnesota and three in California have been certified as class actions. The complaints allege that the defendant engaged in, among other practices, deceptive trade practices and misleading advertising in connection with the sale of such products, including, with the respect to the Minnesota lawsuit, the violation of the Minnesota Consumer Fraud and Deceptive and Unlawful Trade Practices Act. In addition, in January 2007, the Minnesota Attorney General filed a lawsuit against Allianz Life alleging unsuitable sales of deferred annuities to senior citizens. Discovery has recently commenced. The potential outcome and exposure related to these lawsuits are currently uncertain, because these proceedings have not yet progressed to a stage at which a potential outcome or exposure can be determined.

In March 2006, certain shareholders of Allianz SE filed contestation suits against the resolution of the General Meeting approving the merger of RAS with and into Allianz AG. On July 19, 2006, Allianz SE reached a court settlement with these shareholders which called for the withdrawal of all contestation suits by the plaintiffs against reimbursement by Allianz SE of the attorney costs incurred by the plaintiffs. The merger of Riunione Adriatica di Sicurtà S.p.A. (RAS) with and into Allianz AG became effective on October 13, 2006.

Other contingencies

Liquiditäts-Konsortialbank GmbH (“LIKO”) is a bank founded in 1974 in order to provide funding for German banks which experience liquidity problems. 30% of LIKO shares are held by Deutsche Bundesbank, while the remaining shares are being held by other German banks and banking associations. The shareholders have provided capital of €200 mn to fund LIKO; Dresdner Bank AG’s participation is €12.1 mn (6.05%). Dresdner Bank AG is contingently liable to pay future assessments to LIKO up to €60.5 mn (6.05%). In addition, under clause 5(4) of the Articles of Association of LIKO, Dresdner Bank AG is committed to a secondary liability, which arises if other shareholders do not fulfill their commitments to pay their respective future assessments. In all cases of secondary liability, the financial status of the other shareholders involved is sound.

Dresdner Bank AG is a member of the German banks’ Joint Fund for Securing Customer Deposits (Joint Fund), which covers liabilities to each respective creditor up to specified amounts. As a member of the Joint Fund, which is itself a

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

shareholder in LIKO, Dresdner Bank AG is liable with the other members of the Joint Fund for additional capital contributions, with the maximum being the amount of Dresdner Bank AG’s annual contribution. During the year ended December 31, 2006, the Joint Fund levied a contribution of €22 mn (2005: €21 mn). Under section 5 (10) of the Statutes of the Joint Fund for Securing Customer Deposits, the Allianz Group has undertaken to indemnify the Federal Association of German Banks (Bundesverband deutscher Banken e.V.) for any losses it may incur by reason of measures taken on behalf of any bank in which the Allianz Group owns a majority interest.

Commitments

Loan commitments

The Allianz Group engages in various lending commitments to meet the financing needs of its customers. The following table represents the amounts at risk should customers draw fully on all facilities and then default, excluding the effect of any collateral. Since the majority of these commitments may expire without being drawn upon, the amounts shown may not be representative of actual liquidity requirements for such commitments.

As of December 31,	2006	2005
	€ mn	€ mn
Advances	35,149	26,954
Stand-by facilities	8,930	9,496
Guarantee credits	1,765	1,733
Discount credits	64	46
Mortgage loans/public-sector loans	662	667

Total	46,570	38,896

Leasing commitments

The Allianz Group occupies property in many locations under various long-term operating leases and has entered into various operating leases covering the long-term use of data processing equipment and other office equipment.

As of December 31, 2006, the future minimum lease payments under non-cancelable operating leases were as follows:

2006
€ mn
2007	544
2008	501
2009	413
2010	368
2011	312
Thereafter	1,771

Subtotal	3,909
Subleases	(82)

Total	3,827

Rental expense net of sublease rental income received of €37 mn, for the year ending December 31, 2006, was €518 mn (2005: €315 mn; 2004: €280 mn).

Purchase obligations

The Allianz Group has commitments to invest in private equity funds totaling €1,675 mn (2005: €1,476 mn) as of December 31, 2006. As of December 31, 2006, commitments outstanding to purchase real estate used by third-parties and owned by the Allianz Group used for its own activities amounted to €325 mn (2005: €145 mn). As of December 31, 2006, commitments outstanding to purchase items of equipment amounted to €112 mn (2005: €66 mn). In addition, as of December 31, 2006, the Allianz Group has other commitments of €290 mn (2005: €244 mn) referring to maintenance, real estate development, sponsoring and purchase obligations.

Other commitments

Other principal commitments of the Allianz Group include the following:

For Allianz of America Inc., Wilmington, Allianz Group posted a surety declaration for obligations in connection with the acquisition of Allianz Global Investors of America L.P., Delaware (“AGI L.P.”). The Allianz Group had originally acquired a 69.5% interest in AGI L.P., whereby

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

minority interest holders had the option of putting their shares to Allianz of America, Inc. On December 31, 2006, the remaining interest of Pacific Life (the minority interest holder) in AGI L.P. was 2.0%, resulting in a commitment to Pacific Life amounting to USD 0.3 bn on December 31, 2006.

Pursuant to para. 124 ff. of the German Insurance Supervision Act (Versicherungsaufsichtsgesetz, VAG), a mandatory insurance guarantee scheme (Sicherungsfonds) for life insurers was implemented in Germany. Each member of the scheme is obliged to make to the scheme annual contributions as well as special payments under certain circumstances. The exact amount of obligations for each member is calculated according to the provisions of a Federal Regulation („Sicherungsfonds-Finanzierungs-Verordnung (Leben) – SichLVFinV“). As of December 31, 2006, the future liabilities of Allianz Lebensversicherungs-Aktiengesellschaft and its subsidiaries to the insurance guarantee scheme amount to annual contributions of €47 mn and an obligation for special payments of €78 mn.

Already in December 2002, Protektor Lebensversicherungs-Aktiengesellschaft (“Protektor”), a life insurance company whose role is to protect policyholders of all German life insurers, was founded. Allianz Lebensversicherungs-AG and some of its subsidiaries are obligated to provide additional funds either to the mandatory insurance guarantee scheme or to Protektor, in the event that the funds provided to the mandatory insurance guarantee scheme are not sufficient to handle an insolvency case. Such obligation amounts to a maximum of 1% of the sum of the net underwriting reserve with deduction of payments already provided to the insurance guarantee scheme. At December 31, 2006, and under inclusion of the contributions to the mandatory insurance scheme mentioned above, the aggregate outstanding commitment of Allianz Lebensversicherungs-Aktiengesellschaft and its subsidiaries to the insurance guarantee scheme and to Protektor was €751 mn.

Guarantees

A summary of guarantees issued by the Allianz Group by maturity and related collateral-held is as follows:

As of December 31,	Letters of credit and other financial guarantees	Market- value guarantees	Indemnification contracts
	€ mn	€ mn	€ mn
2006
Up to 1 year	12,157	11	200
1-2 years	1,644	66	12
3-5 years	1,284	464	6
Over 5 years	1,498	2,419	268

Total	16,583	2,960	486

Collateral	7,537	—	4

2005
Up to 1 year	10,680	—	167
1-2 years	1,989	76	13
3-5 years	1,702	154	1
Over 5 years	1,477	1,569	228

Total	15,848	1,799	409

Collateral	7,154	—	7

Letters of credit and other financial guarantees

The majority of the Allianz Group’s letters of credit and other financial guarantees are issued to customers through the normal course of business of the Allianz Group’s Banking segment in return for fee and commission income, which is generally determined based on rates subject to the nominal amount of the guarantees and inherent credit risks. Once a guarantee has been drawn upon, any amount paid by the Allianz Group to third-parties is treated as a loan to the customer, and is, therefore, principally subject to collateral pledged by the customer as specified in the agreement.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

The Allianz Group’s Asset Management segment, in the ordinary course of business, issues market value guarantees in connection with investment trust accounts and mutual funds it manages. The levels of market value guarantees, as well as the maturity dates, differ based on the separate governing agreements of the respective investment trust accounts and mutual funds. As of December 31, 2006, the maximum potential amount of future payments of the market value guarantees was €1,874 mn (2005: €1,113 mn), which represents the total value guaranteed under the respective agreements including the obligation that would have been due had the investments matured on that date. The fair value of the investment trust accounts and mutual funds related to these guarantees as of December 31, 2006, was €3,411 mn (2005: €2,285 mn).

The Allianz Group’s banking operations in France, in the ordinary course of business, issue market value and performance-at-maturity guarantees in connection with mutual funds offered by the Allianz Group’s asset management operations in France. The levels of market value and performance-at-maturity guarantees, as well as the maturity dates, differ based on the underlying agreements. In most cases, the same mutual fund offers both a market value guarantee and a performance-at-maturity guarantee. Additionally, the performance-at-maturity guarantees are generally linked to the performance of an equity index or group of equity indexes. As of December 31, 2006, the maximum potential amount of future payments of the market value and performance-at-maturity guarantees was €1,086 mn (2005: €686 mn), which represents the total value guaranteed under the respective agreements. The fair value of the mutual funds related to the market guarantees as of December 31, 2006, was approximately €1,033 mn (2005: €777 mn). Such funds generally have a duration of five to eight years.

Indemnification contracts

Indemnification contracts are executed by the Allianz Group with various counterparties under existing service, lease or acquisition transactions. Such contracts may also be used to indemnify counterparties under various contingencies, such as changes in laws and regulations or litigation claims.

In connection with the sale of various of the Allianz Group’s former private equity investments, subsidiaries of the Allianz Group provided indemnities to the respective buyers in the event that certain contractual warranties arise. The terms of the indemnity contracts cover ordinary contractual warranties, environmental costs and any potential tax liabilities the entity incurred while owned by the Allianz Group.

Credit derivatives

Credit derivatives consist of written credit default swaps, which require payment by the Allianz Group in the event of default of debt obligations, as well as written total return swaps, under which the Allianz Group guarantees the performance of the underlying assets. The notional principal amounts and fair values of the Allianz Group’s credit derivative positions as of December 31, 2006 are provided in Note 43.

Assets pledged and collateral

The carrying amount of the assets pledged as collateral where the secured party does not have the right by contract or custom to sell or repledge the assets are as follows:

As of December 31,	2006	2005
	€ mn	€ mn
Investments	932	3,820
Loans and advances to banks and customers	1,432	1,161
Financial assets carried at fair value through income	10,637	16,189

Total	13,001	21,170

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

As of December 31, 2006, the Allianz Group has received collateral with a fair value of €254,653 mn (2005: €213,333 mn), respectively, which the Allianz Group has the right to sell or repledge. As of December 31, 2006, €134,005 mn (2005: €137,559 mn), respectively, related to collateral that the Allianz Group has received and sold or repledged.

47    Pensions and similar obligations

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

Defined benefit plans

Amounts recognized in the Allianz Group’s consolidated balance sheets for defined benefit plans are as follows:

As of December 31,	2006	2005
	€ mn	€ mn
Prepaid benefit cost	(265)	(262)
Accrued benefit cost	4,120	5,856

Net amount recognized	3,855	5,594

The following table sets forth the changes in the projected benefit obligations, the changes in fair value of plan assets and the net amount recognized for the various Allianz Group defined benefit plans:

	2006	2005
	€ mn	€ mn
Change in projected benefit obligations:
Projected benefit obligations as of January 1,	17,159	14,279
Service cost	472	353
Interest cost	725	693
Plan participants’ contributions	61	66
Amendments	(48)	(44)
Actuarial (gains)/losses	(689)	2,268
Foreign currency translation adjustments	(43)	125
Benefits paid	(678)	(655)
Changes in the consolidated subsidiaries of the Allianz Group	321	74
Projected benefit obligations as of December 31, (1)	17,280	17,159
Change in fair value of plan assets:
Fair value of plan assets as of January 1,	8,287	7,149
Expected return on plan assets	557	411
Actuarial gains/(losses)	(90)	472
Employer contributions(2)	2,154	374
Plan participants’ contributions	61	66
Foreign currency translation adjustments	(30)	81
Benefits paid(3)	(307)	(293)
Changes in the consolidated subsidiaries of the Allianz Group	256	27
Fair value of plan assets as of December 31,	10,888	8,287
Funded status as of December 31,	6,392	8,872
Unrecognized net actuarial losses	(2,556)	(3,283)
Unrecognized prior service costs	19	5
Net amount recognized as of December 31,	3,855	5,594

(1)	As of December 31, 2006, includes direct commitments of the consolidated subsidiaries of the Allianz Group of €5,306 mn

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

(2005: €8,164 mn) and commitments through plan assets of €11,974 mn (2005: €8,995 mn).
(2)	During January 2006, the Allianz Group contributed €1,876 mn to the defined benefit plans of the Dresdner Bank Group.
(3)	In addition, the Allianz Group paid €371 mn (2005: €362 mn) directly to plan participants.

As of December 31, 2006, post-retirement health benefits included in the projected benefit obligation and net amount recognized amounted to €142 mn (2005: €165 mn) and €152 mn (2005: €151 mn), respectively. As of December 31, 2006, the accumulated benefit obligation for all defined benefit plans was €16,457 mn (2005: €16,188 mn).

Defined benefit plans with an accumulated benefit obligation in excess of plan assets are summarized as follows:

As of December 31,	2006	2005
	€ mn	€ mn
Projected benefit obligation	15,567	16,069
Accumulated benefit obligation	14,954	15,242
Fair value of plan assets	9,130	7,215

The net periodic benefit cost related to defined benefit plans consists of the following components:

	2006	2005	2004
	€ mn	€ mn	€ mn
Service cost	472	353	313
Interest cost	725	693	676
Expected return on plan assets	(557)	(411)	(366)
Amortization of prior service costs	(33)	(45)	5
Amortization of net actuarial loss	126	57	8
(Income)/expenses of plan curtailments or settlements	(36)	(6)	36
Net periodic benefit cost	697	641	672

During the year ended December 31, 2006, net periodic benefit cost includes net periodic benefit cost related to post-retirement health benefits of €9 mn (2005: €8 mn; 2004: €7 mn).

The actual return on plan assets amounted to €467 mn, €883 mn, €431 mn during the years ended December 31, 2006, 2005 and 2004.

A summary of amounts related to defined benefit plans is as follows:

2006
€ mn
Projected benefit obligation	17,280
Fair value of plan assets	10,888
Funded status	6,392
Actuarial (gains) / losses from experience adjustments on:
Plan obligations	8
Plan assets	90

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

The weighted-average value of the assumptions for the Allianz Group’s defined benefit plans used to determine projected and accumulated benefit obligation:

As of December 31,	2006	2005
	%	%
Discount rate	4.6	4.1
Rate of compensation increase	2.6	2.7
Rate of pension increase	1.5	1.4

The discount rate assumptions reflect the market yields at the balance sheet date of high-quality fixed income investments corresponding to the currency and duration of the liabilities.

The weighted-average value of the assumptions used to determine net periodic benefit cost:

	2006	2005	2004
	%	%	%
Discount rate	4.1	4.9	5.5
Expected long-term return on plan assets	5.3	5.8	6.4
Rate of compensation increase	2.7	2.7	2.8
Rate of pension increase	1.4	1.6	1.9

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

For the year ended December 31, 2006, the weighted expected long-term return on plan assets was derived from the following target allocation and expected long-term rate of return for each asset category:

	Target allocation	Weighted expected long- term rate of return
	%	%
Equity securities	30.1	7.7
Debt securities	64.2	4.2
Real estate	5.3	4.7
Other	0.4	0.7
Total	100.0	5.3

The determination of the expected long-term rate of return for the individual asset categories is based on capital market surveys.

Plan assets

The defined benefit plans’ weighted-average asset allocations by asset category are as follows:

As of December 31,	2006	2005
	%	%
Equity securities	28.3	28.4
Debt securities	66.6	66.0
Real estate	2.9	3.6
Other	2.2	2.0

Total	100.0	100.0

The bulk of the plan assets are held by the Allianz Versorgungskasse VVaG, Munich. This entity insures effectively all employees of the German insurance operations.

Plan assets do not include equity securities issued by the Allianz Group or real estate used by the Allianz Group.

The Allianz Group plans to gradually increase its actual equity securities allocation for plan assets of defined benefit plans.

Contributions

During the year ending December 31, 2007, the Allianz Group expects to contribute €254 mn to its defined benefit plans and pay €375 mn directly to plan participants of its defined benefit plans.

Estimated future benefit payments

The following estimated future benefit payments are based on the same assumptions used to measure the Allianz Group’s projected and accumulated benefit obligations as of December 31, 2006, and reflect expected future service, as appropriate.

€ mn
2007	694
2008	709
2009	737
2010	761
2011	788
Years 2012–2016	4,363

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

During the year ended December 31, 2006, the Allianz Group recognized expense for defined contribution plans of €227 mn (2005: €197 mn; 2004: €174 mn).

48    Share-based compensation plans

Group Equity Incentives Plans

The Group Equity Incentives Plans (“GEI”) of the Allianz Group support the orientation of senior management, in particular the Board of Management, toward the long-term increase of the value of the Allianz Group. The GEI include grants of stock appreciation rights and restricted stock units.

Stock appreciation rights

The stock appreciation rights granted to a plan participant obligate the Allianz Group to pay in cash

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

the excess of the market price of an Allianz SE share over the reference price on the exercise date for each stock appreciation right granted. The excess is capped at 150% of the reference price. The reference price represents the average of the closing prices of an Allianz SE share on the ten trading days prior to the grant date. The stock appreciation rights vest after two years and expire after seven years. Upon vesting, the stock appreciation rights may be exercised by the plan participant if the following market conditions are attained:

•	during their contractual term, the market price of Allianz SE share has outperformed the Dow Jones Europe STOXX Price Index at least once for a period of five consecutive trading days; and

•	the Allianz SE market price is in excess of the reference price by at least 20% on the exercise date.

In addition, upon death of plan participants, a change in control of the Allianz Group or the sale of the subsidiary that employs the plan participant, the stock appreciation rights vest immediately.

Upon the expiration date, any unexercised stock appreciation rights that have not been exercised will be exercised automatically if the above market conditions have been attained. The stock appreciation rights are forfeited if the plan participant ceases to be employed by the Allianz Group or if the market conditions are not attained by the expiration date.

The fair value of the options at grant date is measured using a Cox-Rubinstein binomial tree option pricing model. Option valuation models require the input of subjective assumptions including the expected stock price volatility and the expected life of the options. Volatility was derived from observed historical market prices. In the absence of historical information regarding employee stock appreciation exercise patterns (all plans issued between 1999 and 2002 are significantly “out of the money”), the expected life has been estimated to equal the term to maturity of the stock appreciation rights.

The following table provides the assumptions used in estimating the fair value of the stock appreciation rights at grant date:

	2006	2005	2004
Expected volatility	28.0%	27.8%	35.2%
Risk-free interest rate	4.1%	3.1%	4.1%
Expected dividend rate	1.6%	1.9%	1.8%
Share price	€123.67	€93.33	€83.75
Expected life (years)	7	7	7

A summary of the number and the weighted-average grant date fair value of the nonvested stock appreciation rights are as follows:

	Number	Weighted average grant date fair value
		€
Nonvested as of January 1, 2004	2,107,070	51.38
Granted	1,788,458	30.71
Vested	(588,963)	110.53
Forfeited	(133,554)	40.56
Nonvested as of December 31, 2004	3,173,011	29.21
Granted	2,176,463	26.69
Vested	(1,398,426)	27.35
Forfeited	(165,998)	29.70
Nonvested as of December 31, 2005	3,785,050	28.42
Granted	1,192,518	37.50
Vested	(1,591,320)	30.71
Forfeited	(190,354)	28.06
Nonvested as of December 31, 2006	3,195,894	30.69

As of December 31, 2006, there were 1,951,716 stock appreciation rights, with a weighted average reference price of €76.99, that were granted during the years ended December 31, 2003 and 2004, exercisable as the vesting and market conditions were met.

As of December 31, 2006, 1,103,025 stock appreciation rights, with a weighted average reference price of €285.62, that were granted before 2003, were not exercisable as the market conditions were not met.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The stock appreciation rights are accounted for as cash settled plans by the Allianz Group. Therefore, the Allianz Group accrues the fair value of the stock appreciation rights as compensation expense over the vesting period. Upon vesting, any changes in the fair value of the unexercised stock appreciation rights are recognized as compensation expense. During the year ended December 31, 2006, the Allianz Group recognized compensation expense related to the unexercised stock appreciation rights of €116 mn (2005: €99 mn; 2004: €23 mn). During the year ended December 31, 2006, the Allianz Group recognized a deferred tax benefit related to the unexercised stock appreciation rights of €30 mn (2005: €24 mn; 2004: €6 mn). During the year ended December 31, 2006, the total amount paid related to stock appreciation rights exercised was €46 mn (2005: €11 mn; 2004: €-mn).

As of December 31, 2006, the Allianz Group recorded a liability, in other liabilities, for the unexercised stock appreciation rights of €276 mn (2005: €160 mn). Based upon the fair value of the stock appreciation rights as of December 31, 2006, the total compensation expense not yet recognized related to the nonvested stock appreciation rights, due to vesting requirements was €72 mn. The total compensation expense not yet recognized related to the nonvested stock appreciation rights is expected to be recognized over a weighted-average period of 1 year.

Restricted stock units

The restricted stock units granted to a plan participant obligate the Allianz Group to pay in cash the average market price of an Allianz SE share in the ten trading days preceding the vesting date or issue one Allianz SE share, or other equivalent equity instrument, for each restricted stock unit granted. The restricted stock units vest after five years. The Allianz Group will exercise the restricted stock units on the first stock exchange day after their vesting date. On the exercise date, the Allianz Group can choose the settlement method for each restricted stock unit.

In addition, upon death of plan participants, a change in control of the Allianz Group or the sale of the subsidiary that employs the plan participant, the restricted stock units vest immediately.

A summary of the number and the weighted-average grant date fair value of the nonvested restricted stock units are as follows:

	Number	Weighted average grant date fair value
		€
Nonvested as of January 1, 2004	539,310	65.91
Granted	749,030	77.02
Vested	(4,123)	73.54
Forfeited	(39,805)	69.74
Nonvested as of December 31, 2004	1,244,412	72.45
Granted	1,023,600	85.28
Forfeited	(75,859)	75.02
Nonvested as of December 31, 2005	2,192,153	78.35
Granted	644,991	123.45
Vested	(1,848)	72.56
Forfeited	(148,449)	82.72
Nonvested as of December 31, 2006	2,686,847	88.94

The restricted stock units are accounted for as cash settled plans as the Allianz Group intends to settle in cash. Therefore, the Allianz Group accrues the fair value of the restricted stock units as compensation expense over the vesting period. During the year ended December 31, 2006, the Allianz Group recognized compensation expense related to the nonvested restricted stock units of €85 mn (2005: €49 mn; 2004: €18 mn). During the year ended December 31, 2006, the Allianz Group recognized a deferred tax benefit related to the nonvested restricted stock units of €25 mn (2005: €14 mn; 2004: €5 mn). During the year ended December 31, 2006, the total amount paid related to restricted stock units exercised was €0.2 mn (2005: €– mn; 2004: €0.4 mn).

As of December 31, 2006, the Allianz Group recorded a liability, in other liabilities, of €157 mn (2005: €72 mn) for the nonvested restricted stock units. Based upon the fair value of the restricted stock units as of December 31, 2006, the total compensation expense not yet recognized related to the nonvested restricted stock units, due to vesting requirements, was €247 mn. The total compensation expense not yet recognized related to the nonvested

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

restricted stock units is expected to be recognized over a weighted-average period of 3 years.

Share-based compensation plans of subsidiaries of the Allianz Group

PIMCO LLC Class B Unit Purchase Plan

When acquiring AGI L.P. during the year ended December 31, 2000, Allianz SE caused Pacific Investment Management Company LLC (“PIMCO LLC”) to enter into a Class B Purchase Plan (the “Class B Plan”) for the benefit of members of the management of PIMCO LLC. The plan participants of the Class B Plan have rights to a 15% priority claim on the adjusted operating profits of PIMCO LLC.

The Class B equity units issued under the Class B Plan vest over three to five years and are subject to repurchase by AGI L.P. upon death, disability or termination of the participant prior to vesting. As of January 1, 2005, AGI L.P. has the right to repurchase, and the participants have the right to cause AGI L.P. to repurchase, a portion of the vested Class B equity units each year. The call or put right is only exercisable six months after the initial vesting of each grant. On the repurchase date, the repurchase price will be based upon the determined value of the Class B equity units being repurchased. As the Class B equity units are puttable by the plan participants, the Class B Plan is accounted for as a cash settled plan.

A summary of the number and the weighted-average grant date fair value of the outstanding Class B equity units are as follows:

	Number	Weighted average grant date fair value
		€
Outstanding as of January 1, 2004	120,000	5,461
Granted	30,000	8,480
Forfeited	(4,695)	5,169
Outstanding as of December 31, 2004	145,305	6,004
Granted	4,695	9,733
Called	(5,427)	3,998
Forfeited	(480)	7,823
Outstanding as of December 31, 2005	144,093	5,900
Granted	2,075	11,720
Called	(16,335)	4,547
Forfeited	(4,501)	7,264
Outstanding as of December 31, 2006	125,332	6,065

The Class B equity units are accounted for as cash settled plans. Therefore, the Allianz Group accrues the fair value of the Class B equity units as compensation expense over the vesting period. Upon vesting, any changes in the fair value of the Class B equity units are recognized as compensation expense. During the year ended December 31, 2006, the Allianz Group recognized compensation expense related to the Class B equity units of €383 mn (2005: €536 mn; 2004: €399 mn). In addition, the Allianz Group recognized expense related to the priority claim on the adjusted operating profits of PIMCO LLC of €140 mn (2005: €141 mn; 2004: €101 mn). During the year ended December 31, 2006, the Allianz Group recognized a deferred tax benefit related to the Class B equity units of €156 mn (2005: €219 mn; 2004: €163 mn). During the year ended December 31, 2006, the Allianz Group called 16,335 Class B equity units. The total amount paid related to the call of the Class B equity units was €238 mn.

The total recognized compensation expense for Class B equity units that are outstanding is recorded as a liability in other liabilities. As of December 31, 2006, the Allianz Group recorded a liability for the Class B equity units of €1,455 mn (2005: €1,473

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

mn). As of December 31, 2006, the total compensation expense not yet recognized related to the nonvested Class B equity units was €842 mn (2005: €1,191 mn). The total compensation expense not yet recognized related to the Class B equity units is expected to be recognized over the remaining vesting period of up to 5 years.

Dresdner Kleinwort

The Allianz Group awarded eligible employees of Dresdner Kleinwort (“DrK”) a promise to deliver Allianz SE shares on the vesting dates (hereafter “nonvested shares”). In jurisdictions in which regulatory restrictions do not allow for delivery of shares, the awards are settled in cash. The awards vest in three instalments in each of the three years following the initial award. A portion of the awards is also subject to performance vesting conditions, which are based on the financial operating results of DrK. If all of the performance targets have not been met for the previous year, then immediately prior to vesting, some or all of the performance related shares for that year are forfeited.

A summary of the number and the weighted-average grant date fair value of the nonvested share units are as follows:

	Number	Weighted average grant date fair value
		€
Nonvested as of January 1, 2004	—	—
Granted	1,475,250	105.62
Forfeited	(212,944)	105.62
Nonvested as of December 31, 2004	1,262,306	105.62
Granted	1,829,307	92.81
Vested	(333,516)	105.58
Forfeited	(198,071)	98.13
Nonvested as of December 31, 2005	2,560,026	97.05
Granted	1,405,646	135.40
Vested	(803,809)	98.00
Forfeited	(499,370)	112.83

Nonvested as of December 31, 2006	2,662,493	114.05

The shares settled by delivery of Allianz SE shares are accounted for as equity settled plans by the Allianz Group. Therefore, the Allianz Group measures the total compensation expense to be recognized for the equity settled shares based upon their fair value as of the grant date. The total compensation expense is recognized over the three year vesting period. The shares settled in cash are accounted for as cash settled plans by the Allianz Group. Therefore, the Allianz Group accrues the fair value of the cash settled shares as compensation expense over the vesting period. During the year ended December 31, 2006, the Allianz Group recognized compensation expense related to the nonvested shares of €135 mn (2005: €102 mn). During the year ended December 31, 2006, the Allianz Group recognized a deferred tax benefit of €25 mn. During the year ended December 31, 2006, the total amount paid related to cash settled shares vested was €6 mn. During the year ended December 31, 2006, the total fair value of equity settled shares that vested was €117 mn.

As of December 31, 2006, the Allianz Group recorded a liability for the nonvested cash settled shares of €10 mn (2005: €6 mn). As of December 31, 2006, the total compensation expense not yet recognized related to the nonvested shares was €75 mn (2005: €74 mn). The total compensation expense not yet recognized related to the nonvested shares is expected to be recognized over a weighted-average period of 2.5 years.

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The fair value of the options at grant date is measured using a Cox-Rubinstein binomial tree option pricing model. Option valuation models require the input of subjective assumptions including the expected stock price volatility and the expected life of the options. Volatility was derived from observed historical market prices aligned with the expected life of the options. The expected life has been estimated to equal the term to maturity of the options.

The following table provides the grant date fair value of options and the assumptions used in calculating their fair value:

		2006	2005	2004
Fair value		€24.87	17.40	14.38
Assumptions:
Share price at grant date		€110.20	77.95	52.00
Expected life (years)		5	8	8
Risk free interest rate	%	3.9	2.7	3.5
Expected volatility	%	28.0	27.5	30.0
Dividend yield	%	4.5	4.0	3.5

A summary of the number, weighted-average exercise price, weighted-average remaining contractual term and aggregate intrinsic value of the options outstanding and exercisable are as follows:

	Number	Weighted average exercise price	Weighted average remaining contractual term years	Aggregate intrinsic value
		€		€ mn
Outstanding as of January 1, 2004	5,972,401	43.79
Granted	1,130,656	50.86
Exercised	(584,128)	36.94
Forfeited	(11,952)	23.05

Outstanding as of December 31, 2004	6,506,977	45.67
Granted	1,398,000	78.24
Exercised	(2,131,928)	46.47
Forfeited	(346,126)	42.07

Outstanding as of December 31, 2005	5,426,923	53.97
Granted	1,193,300	103.45
Exercised	(1,446,338)	45.20
Forfeited	(5,175)	42.07

Outstanding as of December 31, 2006	5,168,710	67.86	5.9	260

Exercisable as of December 31, 2006	3,975,410	57.18	5.3	242

During the year ended December 31, 2006, the total intrinsic value of share options exercised was €77 mn (2005: €50 mn; 2004: €9 mn). During the year ended December 31, 2006, the AGF Group recorded compensation expense related to the share options of €30 mn (2005: €14 mn; 2004: €16 mn). During the year ended December 31, 2006, the Allianz Group did not recognize a deferred tax benefit related to the share options as the share compensation expense is not tax deductible in France. As of December 31, 2006, the total compensation expense not yet recognized related to

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

the share options was €22 mn (2005: €5 mn). The total compensation expense not yet recognized related to the share options is expected to be recognized over a weighted-average period of 1 year.

RAS Group share option plan

The RAS Group awarded eligible members of senior management with share purchase options on RAS ordinary shares. The share options had a vesting period of 18 months to 2 years and a term of 6.5 to 7 years.

The share options allow for exercise at any time after the vesting period and before expiration, provided that:

•

on the date of exercise, the RAS share price is at least 20% higher than the average share price in January of the grant year (for share options granted during the year ended December 31, 2001, the hurdle is 10%), and

•	the performance of the RAS share in the year of grant exceeds the Milan Insurance Index in the same year.

The fair value of the options at grant date was measured using a trinomial tree option pricing model. Option valuation models require the input of subjective assumptions including the expected stock price, volatility and the expected life of the options. Volatility was derived from observed historical market prices aligned with the expected life of the options. The expected life was estimated to be equal the term to maturity of the options.

The following table provides the grant date fair value and the assumptions used in calculating their fair value:

		2005	2004
Fair value		€1.91	1.51
Assumptions:
Share price		€17.32	14.56
Expected life (years)		7	7
Risk free interest rate	%	3.4	3.3
Expected volatility	%	18.0	17.0
Dividend yield	%	7.1	6.8

A summary of the number and weighted-average exercise price of the options outstanding and exercisable are as follows:

	Number	Weighted average exercise price
		€
Outstanding as of January 1, 2005	2,261,000	13.55
Granted	1,200,000	17.09
Exercised	(2,041,000)	13.47
Forfeited	(467,000)	15.78

Outstanding RAS share options as of December 31, 2005	953,000	17.09
Modification	(953,000)	17.09
Outstanding as of December 31, 2006	—	—

Exercisable as of December 31, 2006	—	—

On the effective date of the merger between Allianz SE and RAS, the RAS share option plan was modified. The outstanding share options, which were granted in 2005, on the date of the merger were replaced with Allianz SE share options on the basis of 1 Allianz SE option for every 5.5 RAS share options outstanding. The Allianz SE share options have the same service period of 2 years; however, the market conditions noted above were replaced with a performance condition, which was already achieved on the date of the modification.

During the year ended December 31, 2006, the Allianz Group recorded compensation expense of €1 mn (2005: €1 mn; 2004: €3 mn) related to these share options. During the year ended December 31, 2006, the Allianz Group did not recognize a deferred tax benefit related to the share options as the expenses are not tax deductible in Italy.

RAS Group Allianz SE share option plan

The fair value of the options at grant date was measured using a trinomial tree option pricing model. Option valuation models require the input of subjective assumptions including the expected stock price volatility and the expected life of the options. Volatility was derived from observed historical market prices aligned with the expected life of the options. The expected life was estimated to be equal the term to maturity of the options.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table provides the grant date fair value and the assumptions used in calculating their fair value:

		2006
Fair value		€66.35
Assumptions:
Share price on modification date		€145.41
Expected life (years)		5
Risk free interest rate	%	3.9
Expected volatility	%	30. 5
Dividend yield	%	1.5

A summary of the number, weighted-average exercise price, weighted-average remaining contractual term and aggregate intrinsic value of the options outstanding and exercisable are as follows:

	Number	Weighted average exercise price	Weighted average remaining contractual term years	Aggregate intrinsic value
		€		€ mn
Outstanding as of January 1, 2006	—	—
Granted	173,241	93.99
Outstanding as of December 31, 2006	173,241	93.99	5	11

Exercisable as of December 31, 2006	—	—	—	—

During the year ended December 31, 2006, the Allianz Group recorded compensation expense of €6 mn related to share options. During the year ended December 31, 2006, the Allianz Group did not recognize a deferred tax benefit related to the share options as the expenses are not tax deductible. As of December 31, 2006, the total compensation expense not yet recognized related to the share options was €4 mn. The total compensation expense not yet recognized related to the share options is expected to be recognized over a weighted-average period of 1 year.

Share purchase plans

The Allianz Group offers Allianz SE shares to qualified employees at favorable conditions. The shares have a minimum holding period of one year to five years. During the year ended December 31, 2006, the number of shares sold to employees under these plans was 929,509 (2005: 1,144,196; 2004: 1,051,191). During the year ended December 31, 2006, the Allianz Group recognized compensation expense, the difference between the market price and the offer price of the shares purchased by employees, of €25 mn (2005: €24 mn; 2004: €18 mn).

In addition, during the year ended December 31, 2006, the AGF Group offered AGF shares to qualified employees in France at favorable conditions. The shares have a minimum holding period of five years. During the year ended December 31, 2006 the number of shares sold to employees under this plan was 651,012 (2005: -; 2004: 787,685). During the year ended December 31, 2006 the compensation expense recorded was €12 mn (2005: €- mn; 2004: €8 mn).

Other share option and shareholding plans

The Allianz Group has other local share-based compensation plans, including share option and employee share purchase plans, none of which, individually or in the aggregate, are material to the

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

consolidated financial statements. During the year ended December 31, 2006, the total expense, in the aggregate, recorded for these plans was €3 mn (2005: €4 mn; 2004: €3 mn).

49    Restructuring plans

As of December 31, 2006, the Allianz Group has provisions for restructuring resulting from a number of restructuring programs in various segments. These provisions for restructuring primarily include personnel costs, which result from severance payments for employee terminations, and contract termination costs, including those relating to the termination of lease contracts that will arise in connection with the implementation of the respective initiatives.

Changes in the provisions for restructuring were:

	2006				2005			2004
	Allianz Deutsch- land AG	Dresdner Bank Group	Other	Total	Dresdner Bank Group	Other	Total	Dresdner Bank Group	Other	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
As of January 1,	—	90	96	186	670	69	739	815	30	845
New provisions	526	328	41	895	22	86	108	132	57	189
Additions to existing provisions	—	9	1	10	29	3	32	143	1	144
Release of provisions recognized in previous years	—	(15)	(5)	(20)	(48)	(2)	(50)	(62)	(11)	(73)
Release of provisions via payments	(2)	(13)	(83)	(98)	(288)	(68)	(356)	(274)	(8)	(282)
Release of provisions via transfers	(69)	(20)	—	(89)	(294)	—	(294)	—	—	—
Changes in the consolidated subsidiaries of the Allianz Group	—	—	4	4	—	—	—	(55)	—	(55)
Foreign currency translation adjustments	—	—	(1)	(1)	12	—	12	(6)	—	(6)
Other	—	—	—	—	(13)	8	(5)	(23)	—	(23)
As of December 31,	455	379	53	887	90	96	186	670	69	739

Allianz Deutschland AG’s provisions for restructuring

During the year ended December 31, 2006, Allianz Deutschland AG announced a restructuring plan for the insurance business in Germany, which is expected to continue through 2008. The objective of the restructuring program is to make the insurance business more customer focused, operate more efficiently and achieve growth.

The insurance business in Germany was formally reorganized in 2005 with the integration of the three companies, Allianz Versicherungs-AG, Allianz Lebensversicherungs-AG and Allianz Private Krankenversicherungs-AG under the newly founded Allianz Deutschland AG. As part of the restructuring, the business and distribution structure has been changed and activities of central staff functions have been transferred to Allianz Deutschland AG.

The restructuring activities of Allianz Deutschland AG will result in the creation of a new business model. Administrative locations within Germany will be reduced from 21 to 12. In all locations a common IT-architecture will be introduced and the office work will be divided into customer service and counselling specialists. Teams in customer service will process all routine requests that can be handled through standardized procedures whereas the counselling specialists will deal with all non-routine cases.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

During the year ended December 31, 2006, Allianz Deutschland AG recorded restructuring charges of €526 mn. The reduction of staff within this program shall occur in consent with the employees. The plan includes a reduction of approximately 5.700 positions. Approximately 1,555 full time equivalent positions have already been terminated, a large majority of which are related to natural employee turnover and early retirement agreements (Altersteilzeit) that were agreed upon before the restructuring provision was recorded and are not part of the restructuring provision.

2006
€ mn
New provisions	526
Additions to existing provisions	—
Release of provisions recognized in previous years	—
Restructuring charges directly reflected in the consolidate income statement	—
Total restructuring charges during the year ended December 31, 2006	526
Total restructuring charges incurred to date	526

Dresdner Bank Group’s provisions for restructuring

Dresdner Bank Group supplemented its existing restructuring programs introduced since 2000 with the program ‘New Dresdner Plus’. For these combined initiatives, Dresdner Bank Group has announced plans to eliminate an aggregate of approximately 19,500 positions. As of December 31, 2006, an aggregate of approximately 16,350 positions had been eliminated and approximately 425 additional employees had contractually agreed to leave Dresdner Bank Group under these initiatives.

During the year ended December 31, 2006, Dresdner Bank Group recorded restructuring charges for all restructuring programs of €422 mn. This amount includes new provisions, additions to existing provisions, releases of provisions recognized in previous years, and restructuring charges as reflected in the consolidated income statement. Total restructuring charges expected to be incurred include an additional €40 mn of charges that are part of the restructuring program, but have not yet met the requirements for recording as a provision. A summary of the restructuring charges related to Dresdner Bank Group that are reflected in the Allianz Group’s consolidated income statement for the year ended December 31, 2006, by restructuring program is as follows:

	2006
	New Dresdner Plus	Former Programs	Total
	€ mn	€ mn	€ mn
New provisions	328	—	328
Additions to existing provisions	—	9	9
Release of provisions recognized in previous years	—	(15)	(15)
Restructuring charges directly reflected in the consolidated income statement	80	20	100
Total restructuring charges during the year ended December 31, 2006	408	14	422
Total restructuring charges incurred to date	408	2,007	2,415

A summary of the existing provisions for restructuring related to the Dresdner Bank Group is as follows:

New Dresdner Plus

During the year ended December 31, 2006, Dresdner Bank Group recorded restructuring charges of €408 mn for the announced restructuring initiative ‘New Dresdner Plus’, which is in addition to the “Former Programs” that include the measures “2005 Measures”, “2004 Measures”, “New Dresdner” and “Other programs”.

The newly created division Private & Corporate Clients (“PCC”) comprises the two areas “Clients & Products” and “Advisory & Sales”. Whereas the “Advisory & Sales” unit consolidates all sales related activities of the former units “Personal Banking”, “Private & Business Banking” and “Corporate Banking”, the “Clients & Products” unit concentrates on product-related activities to implement an integrated platform for products and clients. At the

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

same time the process flow within the branch network will be further automated, and the credit processes will be optimised by aligned workflows as well as further standardisation. Furthermore, a new client advisory concept will be implemented in order to transfer the existing advisory profiles to the requirements of the new client groups.

Our client support for multinational corporations and large clients, which have the greatest potential for capital markets products, will be integrated with Dresdner Kleinwort in the new Investment Banking Division (“IB”). In addition the client coverage follows a sectoral advisory approach with industry specific expertise. Thereby administrative activities will be reduced and concurrent functions will be eliminated. Furthermore, the trading of flow products will be consolidated and the equity business will be optimised in line with the new business model.

The organisational structure and the processes of the segment Business Services with its back-office functions Banking Services, IT and Human Recourses follow the new business model. In particular Banking Services is focused on establishing a consistent industrialization of its respective back office processes. Also the Corporate Function units will align their processes to the new business model.

Through the program “New Dresdner Plus”, Dresdner Bank Group plans to eliminate 2,480 positions. Approximately 85 employees had been terminated and approximately 170 additional employees had contractually agreed to leave Dresdner Bank Group pursuant to program “New Dresdner Plus” as of December 31, 2006.

Former programs

During the year ended December 31, 2006, Dresdner Bank Group recorded restructuring charges of €14 mn for previously announced restructuring initiatives. Of this total, €11 mn relates to the “New Dresdner” program. Through these “Former Programs”, Dresdner Bank Group plans to eliminate approximately 17,020 positions. Approximately 16,265 employees had been terminated and approximately 255 additional employees had contractually agreed to leave Dresdner Bank Group pursuant to the “Former Programs” as of December 31, 2006.

A summary of the changes in the provisions for restructuring of the Dresdner Bank Group’s during the year ended December 31, 2006 is:

	Provisions as of January 1, 2006	Provisions recorded during 2006				Release of provisions via transfers	Foreign currency translation adjustments	Other	Provisions as of December 31, 2006
		New provisions	Additions to existing provisions	Release of provisions recognized in previous years	Release of provisions via cash payments
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
New Dresdner Plus
Personnel costs	—	299	—	—	—	—	—	—	299
Contract termination costs	—	27	—	—	—	—	—	—	27
Other	—	2	—	—	—	—	—	—	2
Subtotal	—	328	—	—	—	—	—	—	328
Former Programs
Personnel costs	86	—	3	(14)	(11)	(20)	—	—	44
Contract termination costs	3	—	—	—	(1)	—	—	—	2
Other	1	—	6	(1)	(1)	—	—	—	5
Subtotal	90	—	9	(15)	(13)	(20)	—	—	51
Total	90	328	9	(15)	(13)	(20)	—	—	379

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The development of the restructuring provisions reflects the implementation status of the restructuring initiatives. Based on the specific IFRS guidance, restructuring provisions are recognized earlier than they would qualify to be recognized if they were recorded under the guidance for other types of provisions. In order to reflect the timely implementation of the various restructuring initiatives, restructuring provisions, as far as they are already ‘locked in’, have been transferred to the provision type, which would have been used if there had not been a restructuring initiative in place. This applies for each single contract. For personnel costs, at the time an employee has contractually agreed to leave Dresdner Bank Group by signing either an early retirement, a partial retirement (Altersteilzeit, which is a specific type of an early retirement program in Germany), or a termination arrangement, the respective part of the restructuring provision has been transferred to provisions for employee expenses. In addition, provisions for vacant office spaces that result from restructuring initiatives have been transferred to ‘other’ provisions after the offices have been completely vacated. In this context, Dresdner Bank Group recorded releases of provisions via transfers to other provision categories of €20 mn as of December 31, 2006.

50    Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflects the effect of potentially dilutive securities. As of December 31, 2006, 1,175,554 (2005: 1,175,554) participation certificates issued by Allianz SE were outstanding which can potentially be converted to 1,469,443 (2005: 1,469,443) Allianz shares (on a weighted basis: 1,469,443 (2005: 1,469,443) Allianz SE shares) and therefore have a dilutive effect.

The Allianz Group’s share compensation plans with potentially dilutive securities of 335,346 (2005: 493,229) are included in the calculation of diluted earnings per share for the year ended December 31, 2006.

Furthermore 4,868,560 (2005: 807,859) common shares from trading in derivatives on own shares have been included in the calculation of diluted earnings per share for the year ended December 31, 2006.

Reconciliation of basic and diluted earnings per share

	2006	2005	2004
	€ mn	€ mn	€ mn
Numerator for basic earnings per share (net income)	7,021	4,380	2,266
Effect of dilutive securities	(3)	—	3

Numerator for diluted earnings per share (net income after assumed conversion)	7,018	4,380	2,269

Denominator for basic earnings per share (weighted-average shares)	410,871,602	389,756,350	365,930,584
Dilutive securities:
Participation certificates	1,469,443	1,469,443	1,469,443
Warrants	737,847	743,179	—
Share-based compensation plans	335,346	493,229	729,596
Derivatives on own shares	4,868,560	807,859	—
Subtotal	7,411,196	3,513,710	2,199,039

Denominator for diluted earnings per share (weighted-average shares after assumed conversion)	418,282,798	393,270,060	368,129,623

Basic earnings per share	17.09	11.24	6.19
Diluted earnings per share	16.78	11.14	6.16

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

During the year ended December 31, 2006, the weighted average number of shares does not include 730,391 (2005: 2,389,193; 2004: 18,915,201) treasury shares held by the Allianz Group.

51    Other Information

Employee information

As of December 31, 2006, the Allianz Group employed a total of 166,505 people (2005: 177,625; 2004: 176,501). Of those people, 76,154 (2005: 72,195; 2004: 75,667) were employed in Germany and 90,351 (2005: 105,430; 2004: 100,834) abroad. During the year ended December 31, 2006, the number of employees undergoing training decreased by 68 to 3,955. The average total number of employees for the year ended December 31, 2006 was 172,065 people.

Personnel expenses

	2006	2005	2004
	€ mn	€ mn	€ mn
Salaries and wages	10,230	9,582	9,277
Social security contributions and employee assistance	1,731	1,628	1,466
Expenses for pensions and other post-retirement benefits	1,005	855	806

Total	12,966	12,065	11,549

Issuance of the Declaration of Compliance with the German Corporate Governance Code according to clause 161 AktG

On December 18, 2006, the Board of Management and the Supervisory Board of Allianz SE issued the Declaration of Compliance according to clause 161 AktG and made it available on a permanent basis to the shareholders on the company’s website. The text of the Declaration of Compliance is also reproduced in the Corporate Governance section beginning on page 10 of this annual report.

The Declaration of Compliance of the two publicly traded group companies Allianz Lebensversicherungs-Aktiengesellschaft and Oldenburgische Landesbank AG were issued in December 2006, respectively, and were made permanently available to the shareholders.

Principal accountant fees and services

For a summary of fees billed by the Allianz Group’s principal auditors, see page 109. The information provided there is considered part of these consolidated financial statements.

Compensation for the Board of Management

As of December 31, 2006, the Board of Management had 11 (2005: 10) members.

Total compensation of the Board of Management for the year ended December 31, 2006 amounts to €28.9 mn (2005: €20.4 mn). Furthermore 110,434 (2005: 222,125) stock appreciation rights and 66,280 (127,207) restricted stock units with a total fair value at grant date of €12.3 mn (2005: €16.8 mn) were granted to the Board of Management for the year ended December 31, 2006. Compensation to former members of the Board of Management and their beneficiaries totaled €4.3 mn (2005: €4.3 mn).

Pension obligations to former members of the Board of Management and their beneficiaries are accrued in the amount of €47.0 mn (2005: €38.9 mn).

Total compensation to the Supervisory Board amounts to €2.5 mn (2005: €2.6 mn).

Board of Management and Supervisory Board compensation by individual is included in the Corporate Governance section of this Annual Report. The information provided there is considered part of these consolidated financial statements.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

52    Subsequent events

Acquisition of minority interests in Assurances Générales de France and Allianz Lebensversicherungs-Aktiengesellschaft

On January 18, 2007, Allianz SE announced its intention to acquire the outstanding shares in Assurances Générales de France (or “AGF”, and together with its subsidiaries, the “AGF Group”) that it did not already own. In addition, Allianz AZL Vermögensverwaltung GmbH & Co. KG, a subsidiary of Allianz Deutschland AG (or “ADAG”), Allianz SE’s wholly-owned German insurance holding company, announced its intention to acquire the approximately 9% interest in Allianz Lebensversicherungs-Aktiengesellschaft (or “Allianz Leben”) that it does not already own.

On February 28, 2007, Allianz AZL Vermögensverwaltung GmbH & Co. KG launched a tender offer to the minority shareholders of Allianz Leben. The deadline for acceptance of the offer elapsed on March 29, 2007. The Allianz Group increased its ownership interest from the 91.03% interest already indirectly held by ADAG and Allianz SE, by 1.55% to a total of 92.58% of the share capital. Allianz Group’s interest therefore stays below the 95% level required for a squeeze-out of the remaining minority shareholders pursuant to the German Stock Corporation Act.

On April 27, 2007 the French stock market authority Autorité des Marchés Financiers (“AMF”) announced, that following the closing of the tender offer for the outstanding shares of AGF, Allianz SE (directly and indirectly through its subsidiary AZ Holding France SAS) would hold 92.18% of AGF share capital and voting rights. Taking into account treasury shares held by AGF representing 3.21% of the share capital, minority shareholders hold 4.61% of the AGF share capital and voting rights following the tender offer. The Allianz Group is proceeding with a mandatory squeeze-out procedure pursuant to the conditions set forth in the General Regulations of the AMF.

Further details are provided on page 141 of this annual report on Form 20-F.

Early partial redemption of BITES exchangeable bond

On January 29, 2007, the Allianz Group announced its intention to make an early redemption of 64.35% of the BITES bond issued in February 2005 with shares of Munich Re. The number of Munich Re shares used to redeem the bond was based on the averages of the DAX index and the Munich Re share price during a 20-day reference period which started on February 1, 2007 and ended on February 28, 2007. The delivery of the Munich Re shares took place on March 9, 2007.

This partial redemption means that each outstanding BITES bond was reduced to 35.65% of the original principal value. The number of outstanding bonds remained unchanged.

As a result of the partial redemption of this exchangeable bond, the Allianz Group’s shareholding in Munich Re was reduced from approximately 9.4% to approximately 4.9%.

Net claims from the “Kyrill” winter storm in Europe

The Allianz Group recorded net claims arising from the “Kyrill” winter storm in Europe in January 2007 of approximately €340 mn.

Disposal of subsidiaries of Kommanditgesellschaft Allgemeine Leasing GmbH & Co. (“KGAL”)

Kommanditgesellschaft Allgemeine Leasing GmbH & Co. (or “KGAL”) of which Allianz Group holds a 45% share, in mid January 2007 disposed of its shareholding in ASL Auto Service-Leasing GmbH and in Disko Group. The impact of the disposal on the results of operations of KGAL were reflected in the first quarter 2007 results of Allianz Group.

Integration of the Allianz Group’s business operations in Italy

On February 1, 2007, the Boards of Directors of RAS S.p.A., Lloyd Adriatico S.p.A. and Allianz Subalpina S.p.A. announced their intention to integrate the Allianz Group’s business operations in Italy. On March 19, 2007, the Boards of Directors approved the integration plan for Allianz Group

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

operations in Italy. The integration will be achieved through the creation of a single company, Allianz S.p.A., that will operate on the market with three different brands (“Allianz RAS”, “Allianz Lloyd Adriatico” and “Allianz Subalpina”) and three separate distribution networks.

The completion of the company integration process is expected by fall 2007, depending on both the approval at shareholders’ meetings and clearance by regulatory authorities.

Sale of shares in BMW AG

On February 7, 2007, as a part of its active portfolio management, Allianz SE sold approximately 16.1 million ordinary shares in BMW AG. The shares were placed with institutional investors. The sale resulted in proceeds of approximately €736 mn.

Acquisition of majority in ROSNO

On February 21, 2006, Allianz SE acquired approximately 49.2% of the shares in ROSNO from Sistema. Together with its own stake of approximately 47.7%, Allianz SE holds now approximately 97.0% in ROSNO, one of the top four insurance companies in Russia that is active in the property/casualty, life/health and asset management business.

Acquisition of 50% in Sdu Group

On March 22, 2007, subsidiaries of the Allianz Group together acquired 50% of Sdu Group from the Dutch State. The proportionate investment volume amounted to approximately €208 mn.

Additional purchase of PIMCO Class B Units

On March 31, 2007, the Allianz Group purchased 15,998 PIMCO Class B Units. The acquisition cost was €313 million.

Floating rate bond

Allianz Finance II B.V., a wholly owned subsidiary of the Allianz Group, issued a two year floating rate bond with a nominal value of USD 400 million and value date April 2, 2009.

Acquisition of Selecta AG

On May 12, 2007, a subsidiary of the Allianz Group has entered into an agreement to acquire 100% of Selecta AG on behalf of various Allianz Group subsidiaries. The investment volume amounts to approximately GBP 772 million. The acquisition is expected to be completed by the beginning of July 2007.

Acquisition of Russian insurer Progress-Garant

On May 21, 2007, the Allianz Group acquired 100% of the Russian insurer Progress-Garant from the management of the company. Progress-Garant is active in the property-casualty insurance business in Russia and ranks among the top 20 Russian insurers, based on gross premiums written in 2006.

Sale of equity investment in Hana Financial Group Inc.

On June 11, 2007, we sold Allianz Group’s 4,7% equity investment in Hana Financial Group Inc., Korea, through an accelerated offering for proceeds of approximately €370 million.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

53    Summary of significant differences between the accounting principles used in the preparation of the consolidated financial statements and accounting principles generally accepted in the United States of America

The consolidated financial statements of the Allianz Group are presented in accordance with IFRS. IFRS differs in certain respects from US GAAP. The following table represents the reconciliation of the Allianz Group’s net income and shareholders’ equity between IFRS and US GAAP:

	Net Income			Shareholders’ Equity(1)
	For the years ended December 31,			As of December 31,
	2006	2005	2004	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn
Amounts determined in accordance with IFRS	7,021	4,380	2,266	50,481	39,487
Adjustments in respect to:
(a) Goodwill and intangible assets	(314)	(265)	815	6,426	4,924
(b) Employee benefit plans	(22)	(63)	(22)	(2,537)	(2,402)
(c) Investments	(1,035)	(918)	(496)	(2,074)	503
(d) Real estate	(94)	(191)	(198)	(252)	(299)
(e) Disposal of subsidiaries	110	50	—	—	—
(f) Restructuring charges	198	(20)	41	211	13
(g) Deferred compensation	34	(4)	(16)	58	24
(h) Guarantees	18	(9)	(22)	(13)	(31)
(i) Financial assets and liabilities designated at fair value through income	(40)	(66)	58	(58)	(18)
(j) Derivatives on own shares	62	77	—	2	1,272
(k) Insurance liabilities	(82)	8	37	286	301
(l) Provisions	17	—	—	17	—
(m) Share based compensation	378	435	210	971	842

Total US GAAP adjustments	(770)	(966)	407	3,037	5,129
(n) Income taxes	261	255	168	(525)	(164)
(o) Minority interests in earnings	5	24	40	6	(69)

Effect of US GAAP adjustments	(504)	(687)	615	2,518	4,896

Amount determined in accordance with US GAAP	6,517	3,693	2,881	52,999	44,383

Net income per share in accordance with US GAAP:
Basic	15.59	9.33	7.87

Diluted	15.38	9.26	7.83

(1)	Shareholders’ equity before minority interests. See reconciliation of minority interests in shareholders’ equity following.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Valuation and recognition differences

The following describes the valuation and recognition differences presented in the reconciliation of the Allianz Group’s net income and shareholders’ equity between IFRS and US GAAP.

(a) Goodwill and intangible assets

A summary of the reconciliation adjustments relating to goodwill and intangible assets:

	Net Income			Shareholders’ Equity(1)
	For the years ended December 31,			As of December 31,
	2006	2005	2004	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn
Goodwill	—	—	1,137	4,710	3,661
Brand names	—	—	(58)	43	43
Core deposits	(59)	(59)	(59)	229	288
PVFP	(34)	(1)	—	378	135
Customer relationships	(16)	—	—	490	16
Customer base intangibles	(205)	(205)	(205)	576	781

Total	(314)	(265)	815	6,426	4,924

(1)	Shareholders’ equity before minority interests. See reconciliation of minority interests in shareholders’ equity following.

Goodwill

In accordance with US GAAP, goodwill is not subject to amortization; however, it is tested for impairment annually at a reporting unit level, or more frequently based upon facts and circumstances. For years through December 31, 2004, goodwill was amortized over its estimated useful life in accordance with IFRS. As of January 1, 2005, goodwill is no longer subject to amortization in accordance with IFRS. Therefore, the reconciliation adjustment to net income for the year ended December 31, 2004, represents the reversal of goodwill amortization recorded in accordance with IFRS and the effects of a different cost basis for disposals. The reconciliation adjustment to shareholders’ equity represents the effects of the reversal of accumulated amortization related to goodwill, in addition to the following effects. The reconciliation adjustment to shareholders’ equity includes the effect of a lower cost basis for goodwill in accordance with US GAAP as a result of the allocation of a portion of the purchase price of Dresdner Bank AG to core deposits and customer base intangibles. Finally, as further described under “Acquisitions and Disposals of Minority Interests”, the reconciliation adjustments to shareholders’ equity as of December 31, 2006 and 2005, include goodwill of €1,325 mn and €1,202 mn, respectively, which has been recorded in accordance with US GAAP related to transactions with equity holders.

Brand names

In accordance with US GAAP, intangible assets with an indefinite life are not subject to amortization; however, they are tested for impairment annually, or more frequently based upon facts and circumstances. In connection with the Allianz Group’s acquisition of Dresdner Bank AG, a portion of the purchase price was allocated to the brand names “Dresdner Bank” and “dit”, which in accordance with US GAAP are considered to have an indefinite life. For years through December 31, 2004, these brand names were amortized over a period of 20 years in accordance with IFRS. As of January 1, 2005, in accordance with IFRS, brand names are considered to have an indefinite life, and therefore are no longer subject to amortization. Further, in connection with the Allianz Group’s annual impairment test in accordance with US GAAP during the year ended December 31, 2004, the Allianz Group recorded an impairment charge of €100 mn for brand names. Therefore, the

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

reconciliation adjustment to net income for the year ended December 31, 2004 includes the reversal of amortization expense and the recognition of the brand names impairment charge. The reconciliation adjustments to shareholders’ equity represent the effects of reversal of accumulated amortization and the recognition of the impairment charge.

Core deposits

In connection with the Allianz Group’s acquisition of Dresdner Bank AG, a portion of the purchase price was allocated to core deposits in accordance with US GAAP. In accordance with IFRS, a similar intangible asset was not recorded, resulting in a higher amount of the purchase price being allocated to goodwill. Core deposits are amortized over their expected useful lives, which range from 7.3 to 11.5 years. The weighted average original useful lives for the core deposits are 9.5 years. Amortization of core deposits is estimated to be €59 mn for each of the years 2007 through 2009 and €52 mn in 2010. Therefore, the reconciliation adjustments to net income and shareholders’ equity represent recognition of amortization expense and accumulated amortization, respectively, of core deposits.

PVFP

As further described under “Acquisitions and Disposals of Minority Interests”, the reconciliation adjustments to net income for the years ended December 31, 2006 and 2005 include the impact of amortization of PVFP, net of reduction of amortization of deferred acquisition costs, as a result of purchase accounting adjustments recorded in accordance with US GAAP related to transactions with equity holders. The reconciliation adjustments to shareholders’ equity as of December 31, 2006 and 2005 represent the recognition of PVFP, net of elimination of DAC, net of accumulated amortization expense recognized as a result of previously mentioned purchase accounting adjustments. Amortization expense of PVFP, net of elimination of amortization of deferred acquisition costs and recognition of unearned revenue liabilities, is expected to be €113 mn in 2007, €96 mn in 2008, €82 mn in 2009, €69 mn in 2010 and €59 mn in 2011 as a result of this difference.

Customer relationships

As further described under “Acquisitions and Disposals of Minority Interests”, the reconciliation adjustments to net income for the years ended December 31, 2006 and 2005 include the impact of amortization of customer relationships for property-casualty insurance contracts as a result of purchase accounting adjustments recorded in accordance with US GAAP that are related to transactions with equity holders. The reconciliation adjustments to shareholders’ equity as of December 31, 2006 and 2005 represent the recognition of the customer relationships, net of accumulated amortization expense recognized as a result of previously mentioned purchase accounting adjustments. Amortization expense of the customer relationships, is expected to be €176 mn in 2007, €38 mn in 2008 and 2009, €39 mn in 2010 and €38 mn in 2011 as a result of this difference.

Customer base intangibles

In connection with the Allianz Group’s acquisition of Dresdner Bank AG, a portion of the purchase price was allocated to customer base intangibles in accordance with US GAAP. In accordance with IFRS, a similar intangible asset was not recorded, resulting in a higher amount of the purchase price being allocated to goodwill. Customer base intangibles are amortized over their expected useful lives, which range from 7.5 to 16.6 years. The weighted average original useful lives for the customer base intangibles are 8.9 years. Amortization of customer base intangibles is estimated to be €205 mn for each of the years 2007 and 2008 and €166 mn in 2009. Therefore, the reconciliation adjustment to net income and shareholders’ equity represents the recognition of amortization expense and accumulated amortization, respectively, of customer base intangibles.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The Allianz Group’s goodwill has been allocated to its reporting segments. The changes in goodwill by reporting segment, in accordance with US GAAP, for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Property/ Casualty	Life/ Health	Banking	Asset Management	Corporate	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Carrying amount as of January 1, 2004	2,639	2,728	1,502	6,564	—	13,433
Additions	1	22	52	587	141	803
Disposals	(72)	(17)	—	—	—	(89)
Effects from exchange rate fluctuations	(1)	(5)	—	(321)	—	(327)

Carrying amount as of December 31, 2004	2,567	2,728	1,554	6,830	141	13,820
Additions	950	167	—	388	17	1,522
Disposals	(15)	(9)	(8)	(41)	—	(73)
Reclassification to assets held for sale	—	—	—	—	(158)	(158)
Effects from exchange rate fluctuations	1	12	—	560	—	573

Carrying amount as of December 31, 2005	3,503	2,898	1,546	7,737	—	15,684
Additions	788	173	1	392	144	1,498
Disposals	(8)	(7)	—	—	—	(15)
Reclassification from intangible assets	37	—	—	—	—	37
Effects from exchange rate fluctuations	—	(14)	—	(474)	—	(488)

Carrying amount as of December 31, 2006	4,320	3,050	1,547	7,655	144	16,716

(b) Employee benefit plans

A summary of the reconciliation adjustments relating to employee benefit plans is as follows:

	Net Income			Shareholders’ Equity(1)
	For the years ended December 31,			As of December 31,
	2006	2005	2004	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn
Transition obligation	—	(15)	(16)	—	—
Prior service cost	(22)	(48)	(6)	35	57
Net of Funded Status and Current Balance Sheet Position (2005: Net of Additional minimum pension liability and intangible asset of €59 mn)	—	—	—	(2,572)	(2,459)

Total	(22)	(63)	(22)	(2,537)	(2,402)

(1)	Shareholders’ equity before minority interests. See reconciliation of minority interests in shareholders’ equity following.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The incremental effect of applying Statement SFAS 158 on individual line items in the Statement of Financial Position as of December 31, 2006 is as follows:

	Before Statement SFAS 158	Adjustment	After Statement SFAS 158
	€ mn	€ mn	€ mn
Intangible assets	35	(35)	—
Asset for overfunded pension plans(1)	—	47	47
Deferred tax asset	729	221	950

Total assets(3)	1,063,445	233	1,063,678

Liability for underfunded pension plans(2)	5,808	631	6,439

Total liabilities(3)	999,043	631	999,674
Accumulated other comprehensive income, net of tax and policyholder participation	(1,189)	(398)	(1,587)

Total liabilities and shareholders’ equity(3)	1,063,445	233	1,063,678

(1)	Included in Other assets in the consolidated balance sheet.
(2)	Included in Other liabilities in the consolidated balance sheet.
(3)	Amounts represent individual line items and do not total from above.

The amounts included in Accumulated Other Comprehensive Income (AOCI) as of December 31, 2006:

€ mn
Transition obligation	—
Prior service cost	(19)
(Gains)/losses	2,556

Total	2,537

The amounts for the Transition obligation, Prior service costs and Losses for the defined benefit plans that are expected to be recognized as components of Net periodic benefit cost during the year ending December 31, 2007, amount to €0 mn, €2 mn and €86 mn, respectively. No plan assets are expected to be returned to the Allianz Group during the year ending December 31, 2007.

Transition obligation

In accordance with IFRS, the Allianz Group did not record a transition adjustment upon the adoption of IAS 19, Employee Benefits, as the accrual at the time of adoption was equal to the difference between the projected benefit obligation and the plan assets at the time of adoption.

In accordance with US GAAP, a transition obligation was calculated as the difference between the projected benefit obligation less the plan assets and the benefit accrual under domestic rules. The transition obligation must be amortized on a straight-line basis over the average remaining service period of plan participants or over 15 years if the average remaining service period is less than 15 years. For US GAAP purposes, the Allianz Group amortized the unrecognized transition obligation over 19 years, ending during the year ended December 31, 2005. The Allianz Group adopted SFAS No. 87, Employers’ Accounting for Pensions (“SFAS 87”), effective January 1, 1998. The Allianz Group was unable to adopt SFAS 87 as of its effective date, January 1, 1987, due to the unavailability of actuarial data. The 19 year amortization period was applied retroactively to January 1, 1987 to effectively extinguish the transition obligation at the same date as if SFAS 87 were adopted on the effective date.

Therefore, the reconciliation adjustment to net income for the years ended December 31, 2005 and 2004 represents recognition of amortization expense.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Changes according to SFAS 158

SFAS No. 158 “Employers’Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”) requires Allianz to recognize a balance sheet asset or liability for each of its pension or other postretirement benefit plans that is equal to the plan’s funded status. For pension plans, this measure is based on the Projected Benefit Obligation; for other postretirement plans, this measure is based on the Accumulated Postretirement Benefit Obligation. The difference between a plan’s funded status and its current balance sheet position will be charged, net of tax, to shareholders’ equity as a component of AOCI.

SFAS 158 does not change the calculation of pension expense under SFAS 87 or SFAS 106. Any Actuarial gains/losses, Prior service costs or

Transition obligations will continue to be amortized under existing rules.

Since the Allianz Group uses under IFRS the corridor approach for the recognition of actuarial gains or losses, there are no such requirements for the recognition of the net of funded status and the current balance sheet position. Therefore, the 2006 reconciliation adjustment to shareholders’ equity represents recognition of the net of funded status and the current balance sheet position.

Before SFAS 158 was introduced, an additional minimum pension liability was required to be recognized on the balance sheet. If the accumulated benefit obligation exceeded the fair value of plan assets, an additional minimum pension liability (including unfunded accrued pension cost) that was at least equal to the unfunded accumulated benefit obligation was to be recorded. Recognition of an additional minimum liability was required if an unfunded accumulated benefit obligation existed and (a) an asset had been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost was less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost had been recognized. Also, in accordance with US GAAP, an equal amount was capitalized as an intangible asset up to the amount of any unrecognized net transition obligation plus the unrecognized prior service costs, with the remainder charged to shareholders’ equity as a component of other comprehensive income. In accordance with IFRS, there are no such requirements for the recognition of an additional minimum pension liability. Therefore, the 2005 reconciliation adjustment to shareholders’ equity represented recognition of an additional minimum pension liability net of the related intangible asset.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

(c) Investments

A summary of the reconciliation adjustments relating to investments is as follows:

	Net Income			Shareholders’ Equity(1)
	For the years ended December 31,			As of December 31,
	2006	2005	2004	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn
Impairments of equity securities	(211)	(737)	(351)	—	—
Impairments of AFS debt securities	(1,152)	—	—	(11)	—
Reversal of impairments on debt securities	—	4	(4)	—	—
Reversal of realized gains from the disposal of available-for-sale debt and equity securities acquired in transactions between equity holders	(41)	(9)	—	—	—
Realized gains from equity securities	—	—	(141)	—	—
Foreign currency exchange differences from debt securities	369	(176)	—	—	—
Valuation of equity securities	—	—	—	(386)	(354)
Loans and receivables	—	—	—	199	857
Valuation of shares restricted from sale	—	—	—	(1,876)	—

Total	(1,035)	(918)	(496)	(2,074)	503

(1)	Shareholders’ equity before minority interests. See reconciliation of minority interests in shareholders’ equity following.

Impairments of equity securities

As described in Note 3, the adoption of IAS 39 revised required a change to the Allianz Group’s impairment criteria for available-for-sale equity securities. In addition, IAS 39 revised required that the Allianz Group no longer establish an adjusted cost basis upon the recognition of an impairment of equity security. IAS 39 revised required retrospective application of these changes. As of January 1, 2005, the Allianz Group adopted these changes to its accounting policies for US GAAP. However, under US GAAP, retrospective application of these policies was not allowed; therefore, the Allianz Group was required to apply these changes only prospectively under US GAAP.

Therefore, the reconciliation adjustments to net income for the years ended December 31, 2006 and 2005 represent the differences in impairments and realized gains and losses from equity securities, net of policyholder participation, recognized from the application of these accounting policies with different transition rules. The reconciliation adjustment to net income for the years ended December 31, 2004 represents the elimination of impairments of equity securities that result from the retrospective application of these changes to the Allianz Group’s accounting policies under IFRS.

Impairments of AFS debt securities

As described in the section “Recently adopted US accounting pronouncements”, the Allianz Group adopted FASB Staff Position FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP FAS 115-1”) on December 31, 2006. Under FSP FAS 115-1, the impairment of an AFS debt security is possible due to changes in general interest rates. An impairment is considered other-than-temporary if management does not have the ability or intent to hold the security to recovery. IFRS requires “objective evidence” of impairment as a result of a loss event that has an impact on estimated future cash flows. As management’s intent does not represent objective evidence, a loss is not recognized until the security is sold. Therefore, the reconciliation adjustment to net income for the year ended December 31, 2006 represents the difference in impairments from AFS debt securities, net of policyholder participation, recognized due to the adoption of FSP FAS 115-1.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Reversals of impairments of debt securities

In accordance with IFRS, if the amount of the impairment previously recorded on a debt security decreases and the decrease can be objectively related to an event occurring after the impairment, such as an improvement in the debtor’s credit rating, the impairment is reversed through net income. Such reversals can not result in a carrying amount of a security in excess of the carrying amount prior to the impairment. In accordance with US GAAP, reversals of impairments recorded on debt securities are not permitted. Therefore, the reconciliation adjustments to net income represent the elimination of the reversal of impairments on debt securities, net of policyholder participation.

Reversal of realized gains from the disposal of available-for-sale debt and equity securities acquired in transactions between equity holders

As further described under “Acquisitions and Disposals of Minority Interests”, the reconciliation adjustments to net income for the years ended December 31, 2006 and 2005, include the reversal of net realized gains, net of policyholder participation, related to disposals of debt and equity securities recorded under IFRS as a result of purchase accounting adjustments recorded in accordance with US GAAP related to transactions with equity holders. As of December 31, 2006 and 2005, the amount of the cost basis, net of policyholder participation and minority interests, of the related securities was €601 mn and €274 mn higher under US GAAP than under IFRS, respectively.

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

Foreign currency exchange differences from debt securities

In accordance with IFRS, foreign currency exchange differences from debt securities are recognized in net income. In accordance with US GAAP, foreign currency exchange differences from debt securities are recognized directly in equity as foreign currency translation adjustments. Therefore, the reconciliation adjustments to net income for the years ended December 31, 2006 and 2005 represent the elimination of the foreign currency exchange differences from debt securities, net of policyholder participation, under US GAAP. Beginning in 2005, the Allianz Group significantly increased its average balance of debt securities denominated in a foreign currency. This increase, together with volatility in the foreign currency exchange rates resulted in the significant foreign currency exchange losses and gains recognized in net income under IFRS during 2006 and 2005, respectively. During the year ended December 31, 2004, foreign currency exchange differences were not material to the Allianz Group’s net income.

Valuation of equity instruments

In accordance with IFRS, investments in equity instruments that do not have a quoted market price in an active market with fair values that can be reliably measured are recorded at fair value. In accordance with US GAAP, investments in equity instruments that do not have a quoted market price in an active market are recorded at cost. The Allianz Group has investments in equity instruments that do not have a quoted market price in an active market; however, which the Allianz Group can reliably measure. Therefore, for IFRS reporting purposes the Allianz Group records its investments in equity instruments at fair value with changes in fair value recorded through shareholders’ equity. Under US GAAP the Allianz Group records its investments in these equity instruments at cost. Therefore, the reconciliation adjustments to shareholders’ equity eliminate the unrealized gains recorded under IFRS for these equity instruments.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Loans and receivables

As described in Note 3, as a result of the adoption of IAS 39 revised, the Allianz Group reclassified certain available-for-sale debt securities to loans and advances to banks and loans and advances to customers. IAS 39 revised required retrospective application of this change to the Allianz Group’s accounting policies. In accordance with US GAAP, these securities continue to be classified as available-for-sale debt securities. Therefore, the reconciliation adjustments to shareholders’ equity represent the unrealized gains and losses related to the available-for-sale debt securities, net of policyholder participation, under US GAAP.

Valuation of shares restricted from sale

In accordance with IFRS, AFS equity securities are measured at fair value based on quoted prices in an active market. Under US GAAP, equity instruments for which sale is restricted by governmental or contractual requirement for longer than one year do not meet the definition of readily determinable fair value, and therefore, such instruments are recorded at cost. The Allianz Group has an investment in equity instruments that began to trade on an active market during 2006. Thus, the investment has a quoted price in an active market, but its sale is contractually restricted for longer than one year. For IFRS reporting purposes the Allianz Group records its investment in equity instruments at fair value with changes in fair value recorded through shareholders’ equity. Under US GAAP, the Allianz Group records its investment in these equity instruments at cost. Therefore, the reconciliation adjustment to shareholders’ equity eliminates the unrealized gains recorded under IFRS for these equity instruments.

(d) Real estate

A summary of the reconciliation adjustments relating to real estate is as follows:

	Net Income			Shareholders’ Equity(1)
	For the years ended December 31,			As of December 31,
	2006	2005	2004	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn
Purchase accounting differences resulting from transactions between equity holders	(28)	(1)	—	230	117
Impairments of real estate	(96)	21	(41)	(116)	(20)
Realized gains from real estate	30	(211)	(157)	(366)	(396)

Total	(94)	(191)	(198)	(252)	(299)

(1)	Shareholders’ equity before minority interests. See reconciliation of minority interests in shareholders’ equity following.

Purchase accounting differences resulting from transactions between equity holders

As further described under “Acquisitions and Disposals of Minority Interests”, the reconciliation adjustments to net income for the year ended December 31, 2006 and 2005 and shareholders’ equity as of December 31, 2006 and 2005, include depreciation expense and a higher cost basis of real estate as a result of purchase accounting adjustments recorded in accordance with US GAAP related to transactions with equity holders.

Impairments of real estate

In accordance with IFRS, if the amount of a previously recognized impairment decreases, the impairment is reversed through net income. However, such reversals do not result in a carrying amount that exceeds what would have been the carrying amount had the impairment not been recorded. In accordance with US GAAP, reversals of impairments recorded on real estate are not permitted. Further, under IFRS to determine if real estate is impaired discounted cash flows are utilized,

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

whereas, under US GAAP undiscounted cash flows are utilized. As a result, certain impairments are recorded under IFRS that were not recorded under US GAAP. Therefore, the reconciliation adjustments to net income and shareholders’ equity represent the impairment differences, and the elimination of reversals of impairments of real estate less the related accumulated depreciation and differences in impairments recorded.

Realized gains from real estate

The Allianz Group entered into certain sales leaseback transactions that resulted in the Allianz Group recognizing realized gains from the sale of the real estate and treating the leases as operating leases in accordance with IFRS. In accordance with US GAAP, the Allianz Group is required to defer and amortize over the related lease term these realized gains. Therefore, the reconciliation adjustments to net income and shareholders’ equity represent the reversals of realized gains, net of accumulated amortization.

(e) Disposal of subsidiaries

As further described under “Acquisitions and Disposals of Minority Interests”, the reconciliation adjustment to net income for the years ended December 31, 2006 and 2005, includes €110 mn and €50 mn, respectively, of realized gains as a result of the disposal of treasury shares of a subsidiary under US GAAP. These realized gains were recorded directly in shareholders’ equity under IFRS.

(f) Restructuring charges

Under IFRS, restructuring provisions include certain partial or early retirement provisions that are recognized in their entirety upon the employee accepting the partial or early retirement offer. Under US GAAP, these partial or early retirement provisions are recognized over the service period. Therefore, the reconciliation adjustments to net income and shareholders’ equity represent the recognition of compensation expense.

(g) Deferred compensation

In accordance with terms of employment contracts, the Allianz Group has deferred the payment of certain amounts of incentive compensation awards to employees. Employees vest in the deferred amounts over three years. In accordance with IFRS, these deferred amounts are recognized as expense in the year of the award, which is when the Allianz Group is constructively obligated to pay the award. In accordance with US GAAP, the deferred amounts are recognized as expense over the period in which the employee provides services to the Allianz Group, which is considered to be the three-year vesting period. Therefore, the reconciliation adjustments to net income and shareholder’s equity represent the recognition of compensation expense.

(h) Guarantees

Under IFRS, guarantees related to indemnifications are not recorded unless it is probable a loss will occur. In accordance with US GAAP, guarantees related to indemnification contracts are required to be recorded at fair value with changes in fair value recognized in the income statement. Related to the sale of certain investments the Allianz Group recorded a liability related to guarantees for US GAAP.

(i) Financial assets and liabilities designated at fair value through income

As described in Note 3, a result of the adoption of IAS 39 revised, the Allianz Group reclassified certain available-for sale securities to financial assets designated at fair value through income. Under US GAAP, these financial assets and liabilities will continue to be accounted for as available-for-sale securities. In addition, the Allianz Group reclassified certain financial liabilities to financial liabilities designated at fair value. IAS 39 required retrospective application of these changes. Therefore, the reclassification adjustments to net income and shareholders’ equity represent the elimination of these changes under US GAAP.

(j) Derivatives on own shares

Under IFRS, written put options on own shares which require physical settlement are recorded initially in shareholders’ equity for the option premium received and as a liability, with an offsetting decrease in shareholders’ equity, for the present value of the redemption amount. Until maturity, the liability is accreted to the redemption

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

(k) Insurance liabilities

A summary of the reconciliation adjustments relating to insurance liabilities is as follows:

	Net Income			Shareholders’ Equity(1)
	For the years ended December 31,			As of December 31,
	2006	2005	2004	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn
Discretionary participation features	25	5	37	291	266
Purchase accounting differences resulting from transactions between equity holders	(107)	3	—	(5)	35

Total	(82)	8	37	286	301

(1)	Shareholders’ equity before minority interests. See reconciliation of minority interests in shareholders’ equity following.

Discretionary participation features

As described in Note 3, the adoption of IFRS 4 resulted in the Allianz Group recognizing a liability for certain discretionary participating features. IFRS 4 requires retrospective application of these changes. Under US GAAP, these discretionary participating features are not recognized. Therefore, the reconciliation adjustments to net income and shareholders’ equity represent the elimination of these liabilities under US GAAP.

Purchase accounting differences resulting from transactions between equity holders

As further described under “Acquisitions and Disposals of Minority Interests”, the reconciliation adjustments to net income for the year ended December 31, 2006 and 2005 and shareholders’ equity as of December 31, 2006 and 2005, include adjustments to carrying amount of insurance liabilities, including utilization of different discount rates for aggregate policy reserves and discounting reserves for loss and loss adjustment expenses as a result of purchase accounting adjustments recorded in accordance with US GAAP related to transactions with equity holders.

(l) Provisions

A summary of the reconciliation adjustments relating to provisions is as follows:

	Net Income	Shareholders’ Equity(1)
	For the year ended December 31, 2006	As of December 31, 2006
	€ mn	€ mn
ATZ provisions	87	87
Discounting of provisions	(70)	(70)

Total	17	17

(1)	Shareholders’ equity before minority interests. See reconciliation of minority interests in shareholders’ equity following.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

ATZ provisions

Under IFRS, Altersteilzeit (ATZ) provisions for certain partial or early retirement programs in Germany are recognized in their entirety upon the employee accepting the partial or early retirement offer. Under US GAAP, these partial or early retirement provisions are recognized over the active service period. Therefore, the reconciliation adjustment to net income and shareholders’ equity represents the timing difference for the recognition of compensation expense.

Discounting of provisions

In accordance with IFRS, the anticipated cash flows recognized as provisions are discounted using a pre-tax discount rate (or rates) that reflect(s) current market assessments of the time value of money and those risks specific to the liability if the effect is material. Under US-GAAP, a provision is only discounted when the timing of the cash flows is fixed and reliably determinable. Differences may also arise in the selection of the discount rate.

(m) Share based compensation

As described in Note 48, the Class B Plan, which issues the Class B equity units, is classified as a cash settled plan under IFRS because the equity units are puttable by the holders. Therefore, the Class B equity units issued under the Class B Plan are recognized as liabilities and measured at fair value with changes recognized in net income in the period.

Prior to the adoption of IFRS 2 in 2005 and as permitted under IAS 8, the Allianz Group applied US GAAP standards to account for share based compensation. Under SFAS 123 and APB 25, the Class B Plan was classified as an equity settled plan. On January 1, 2006, Allianz adopted SFAS 123R, which replaced SFAS 123 and superseded APB 25. The adoption of SFAS 123R had no effect on the accounting for the Class B Plan, as it continues to be accounted for as an equity settled plan under SFAS 123R. SFAS 123R provides that a puttable (or callable) share awarded to an employee as compensation is classified as equity if the repurchase feature does not permit the employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued, or it is not probable that the Allianz Group would prevent the employee from bearing those risks and rewards for a reasonable period of time from the date the share is issued.

For this purpose, SFAS 123R states that a period of six months or more is a reasonable period of time. The call and put options in the Class B Plan can not be exercised until at least six months after the initial vesting of each grant of units. Therefore, the plan meets the criteria for an equity settled plan under SFAS 123R. As an equity settled plan, the Class B equity units issued are measured at fair value on the grant date. Compensation expense is recognized over the requisite service period during which the employee provides service in exchange for the award, which is the vesting period. As compensation expense is recognized, an offsetting amount is credited to equity. The reconciliation adjustments to net income and shareholders’ equity represent the elimination of the additional compensation expense recognized under IFRS for the Class B equity units granted under the Class B Plan.

(n) Income taxes

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table indicates the amounts recognized in US GAAP net income for changes in tax laws and rates related to transactions recognized directly to shareholders’ equity under IFRS:

For the years ended December 31,	2006	2005	2004
	€ mn	€ mn	€mn
Before elimination of minority interests	71	(13)	—
After elimination of minority interests	38	(13)	—

The adjustment concerning the change in tax laws and tax rates during the year ending December 31, 2006, primarily relates to tax rate changes regarding the long term capital gains in France and in respect of equity securities in Italy.

The tax effect of all other US GAAP adjustments, primarily investments and intangibles, during the years ended December 31, 2006, 2005 and 2004, amounted to tax benefits of €190 mn, €268 mn and €168 mn, respectively.

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

(o) Minority interest in earnings

The reconciliation adjustment to net income represents the effect of the US GAAP adjustments on minority interests in earnings. The reconciliation adjustment to shareholders’ equity represents effect of the US GAAP adjustments on minority interests in shareholders’ equity and the reclassification of minority interests in shareholders’ from equity under IFRS to liability under US GAAP and the reclassification of certain puttable instruments to liabilities.

The following table represents the reconciliation of the Allianz Group’s minority interests in shareholders’ equity between IFRS and US GAAP:

	Shareholders’ Equity
As of December 31,	2006	2005
	€ mn	€ mn
Amounts determined in accordance with IFRS	6,409	7,615
Valuation and recognition differences as noted above	(6)	69
Reclassification of puttable instruments related to consolidated investment funds from liabilities	3,750	3,137
Reclassification of puttable instruments related to share based compensation from liabilities	484	598
Reclassification of puttable instruments related to redeemable instruments issued by a subsidiary	368	—

Total	11,005	11,419

Acquisitions and Disposals of Minority Interests

As described in Note 3, as a result of the adoption of IAS 1, the Allianz Group changed its accounting policy for accounting for the acquisition or disposal of a minority interest in shareholders’ equity for subsidiaries, or companies under control, of the Allianz Group in 2005. The Allianz Group has adopted an accounting policy to treat these acquisitions as transactions between equity holders. Therefore, the acquisition of a minority interest does not result in an allocation of the acquisition cost to the respective fair value of the assets and liabilities

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

acquired. Rather, the excess of the acquisition cost over the Allianz Group’s carrying amount is recognized as a reduction of equity. Similarly, the disposal of a minority interest does not result in any realized gain or loss. The Allianz Group has applied this accounting policy to any acquisition of a minority interest in shareholders’ equity on or after January 1, 2005.

As required under US GAAP, the Allianz Group utilizes purchase accounting to allocate the acquisition cost of an acquisition of a minority interest to the fair value of the assets acquired and liabilities assumed. Further, for disposals of minority interests, the Allianz Group recognizes a realized gain or loss for any difference between the carrying amount of the minority interest disposed and the proceeds. As result, for transactions involving minority interests after January 1, 2005, the IFRS to US GAAP reconciliation includes the effects of these accounting policies.

The primary transactions impacted by this difference during the year ended December 31, 2006 include the acquisition of an additional interest of 23.7% in Riunione Adriactica di Sicurta S.p.A. (“RAS”) and the acquisition of an additional interest of .3% in Allianz Global Investors of America L.P. (“AGI LP”). Applicable transactions for the year ended December 31, 2005 include the acquisition of an additional interest of 20.7% in RAS and the acquisition of an additional interest of 3.4% in AGI LP.

For the 2005 acquisition of the additional interest of 20.7% in RAS, the final purchase accounting effects are as follows:

	RAS –2005 Initial Allocation	Adjustments	RAS –2005 Final Allocation
	€ mn	€ mn	€ mn
Goodwill	1,148	(142)	1,006
PVFP	334	—	334
Deferred acquisition costs	(198)	—	(198)
Customer relationships	16	234	250
Real estate	118	1	119
Reserves for loss and loss adjustment expenses	58	27	85
Aggregate policy reserves	(30)	(49)	(79)
Deferred tax liabilities	(107)	(71)	(178)

Total	1,339	—	1,339

A summary of the preliminary purchase accounting effects, based upon preliminary valuations, recorded on the date of acquisition of the 2006 acquisitions of the additional interest of 23.7% in RAS and the additional .3% interest of AGI LP these interests under US GAAP is as follows:

	RAS – second tranche in 2006	AGI LP and other
	€ mn	€ mn
Goodwill	1,022	303
PVFP	520	—
Deferred acquisition costs	(240)	—
Customer relationships	256	—
Real estate	141	—
Reserves for loss and loss adjustment expenses	144	—
Aggregate policy reserves	(90)	—
Deferred tax liabilities	(252)	—

Total	1,501	303

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The preliminary purchase accounting effects may be adjusted up to one year from the acquisition date upon the finalization of the valuation process. In addition, the Allianz Group continues to evaluate the recognition of separately identifiable intangible assets and the relevant amortization period for recognized intangible assets for the RAS second tranche in 2006.

The goodwill resulting from these transactions has been allocated to the segments expected to benefit from the transactions as follows:

	RAS – first tranche in 2005	RAS – second tranche in 2006	AGI LP
	€ mn	€ mn	€ mn
Property-casualty	831	802	—
Life/Health	99	140	—
Banking	—	—	—
Asset Management	76	80	303

Total	1,006	1,022	303

Presentation Differences

In addition to the valuation and recognition differences, other differences, essentially related to presentation, exist between IFRS and US GAAP. Although there is no impact on IFRS and US GAAP reported net income or shareholders’ equity due to these differences, it may be useful to understand them to interpret the condensed consolidated financial statements presented in accordance with US GAAP in this note. As described in Note 3, Allianz changed the presentation of its consolidated IFRS financial statements. These changes in IFRS presentation reduce some of the presentation differences between the IFRS and US GAAP financial statements and in some cases affect the presentation under US GAAP. Prior periods have been reclassified to conform to the current period’s presentation.

The following is a summary of presentation differences that relate to the Allianz Group’s consolidated financial statements presented in accordance with IFRS and the condensed consolidated financial statement presented in accordance with US GAAP:

Balance sheet:

1. Two of the Allianz Group’s agribusiness insurance products in the United States are treated as weather derivatives under IFRS, which results in a reclassification between derivative and insurance liabilities.

2. When the Allianz Group is the lender in a lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the securities received and corresponding obligations to return them. These securities are reflected as assets in the US GAAP condensed balance sheet in the line “Securities received as collateral”. The offsetting liability is presented in the line “Obligation to return securities received as collateral”.

3. Assets and liabilities that qualify for separate account treatment under SOP 03-1 are classified separately on the balance sheet for US GAAP. Investment income related to financial assets for unit linked contracts that do not qualify for this treatment is presented gross in trading income with an offset in benefits, claims, and loss expenses incurred.

4. During 2005, Dresdner Bank AG completed the sale of certain portfolios of loans. For IFRS reporting purposes, the loans were derecognized. For US GAAP reporting purposes, the transactions did not meet the criteria to be derecognized. Therefore, the loans are included in loans held for sale with a corresponding amount included in other liabilities. In addition, Dresdner Bank AG completed a synthetic securitization of certain private equity investments. For IFRS reporting purposes the private equity

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

investments were derecognized. For US GAAP reporting purposes, the transactions did not meet the criteria to be derecognized. Loans to banks and customers are presented as loans (net).

5. Other assets are allocated among interest and fees receivable, premium and insurance balances receivables (net), reinsurance recoverables, and other assets.

6. Certificated liabilities, participation certificates and subordinated liabilities, registered bonds and amounts for repurchase agreements are presented as short-term borrowings and long-term debt.

7. Minority interests in consolidated subsidiaries are excluded from shareholders’ equity.

Income statement:

8. Interest and similar expenses are primarily allocated among interest on deposits, interest on short-term borrowings, and interest on long-term debt, as appropriate.

9. Administrative expenses from the Banking and Asset Management segments are presented in other expenses.

10. Impairments of investments are presented in Realized gains / losses (net).

11. Income from investments in associated enterprises and joint ventures is presented outside of revenues.

12. Results from discontinued operations is shown net in the income statement.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Condensed consolidated balance sheet information

The following is condensed consolidated balance sheet information of the Allianz Group, reformatted to reflect the impacts of the valuation, recording and presentation differences between IFRS and US GAAP:

		US GAAP		IFRS Reformatted
As of December 31,	Reference	2006	2005	2006	2005
		€ mn	€ mn	€ mn	€ mn
Assets
Cash and cash equivalents	i	33,112	31,647	33,031	31,647
Trading account assets	i, 3	192,120	212,463	218,733	235,007
Investments	c, d, i	362,450	356,200	297,101	283,443
Securities received as collateral	2	4,577	11,300	—	—
Separate account assets	3	24,544	20,953	—	—
Loans (net)	c	343,757	270,892	408,278	336,808
Loans held for sale	4	209	677	—	—
Interest and fees receivable	5	5,658	5,474	5,658	5,474
Premium and insurance balances receivables (net)	5	7,660	7,640	7,660	7,640
Reinsurance assets		22,192	24,609	22,192	24,609
Deferred policy acquisition costs	a	18,716	17,944	19,135	18,141
Goodwill and other intangible assets	a	19,745	18,138	12,935	12,958
Net deferred tax assets	a-d, f-m	4,691	5,299	4,727	5,299
Other assets	b, d, g, h, m, 1, 5	24,247	27,455	23,776	28,262

Total assets		1,063,678	1,010,691	1,053,226	989,288

Liabilities and Shareholders’ Equity
Insurance loss and loss expense reserves		65,475	67,005	65,464	67,005
Insurance and investment contract reserves	1	288,160	315,000	287,697	278,312
Deposits	i	214,695	201,211	214,869	201,033
Liabilities held for separate accounts	3	24,544	20,953	—	—
Unearned premiums	c	14,861	14,524	14,868	14,524
Short-term borrowings	6	170,333	135,101	170,333	135,101
Long-term debt	6	47,945	48,326	47,160	48,069
Trading account liabilities	i, j, 3	112,349	82,013	141,563	141,503
Obligations to return securities	2	4,577	11,300	—	—
Net deferred tax liabilities	a-d, f-m	5,105	5,525	4,618	5,324
Other liabilities	b, d, f, h, i, l, m, 1, 4	51,630	53,931	49,764	51,315

Total liabilities		999,674	954,889	996,336	942,186
Minority interests in consolidated subsidiaries	c, d, i , m, 7	11,005	11,419	6,409	7,615
Shareholders’ equity before minority interests	a-d, f-m	52,999	44,383	50,481	39,487

Total liabilities and shareholders’ equity		1,063,678	1,010,691	1,053,226	989,288

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Condensed consolidated income statement information

The following is condensed consolidated income statement information of the Allianz Group, reformatted to reflect the impacts of the valuation, recording and presentation differences between IFRS and US GAAP:

		US GAAP			IFRS Reformatted
For the years ended December 31,	Reference	2006	2005	2004	2006	2005	2004
		€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	c, i	58,499	57,682	56,789	58,524	57,682	56,789
Interest and similar income	c, i, 11	23,710	22,365	21,030	23,669	22,391	20,945
Trading income	i, j	2,164	3,517	2,832	940	1,163	1,677
Realized investment gains and losses (net)	c, d, e, 10, 11	2,576	2,389	1,776	5,110	3,434	2,567
Commissions and fees	9	7,492	6,303	5,533	7,492	6,884	5,696
Other income	d, h, l, m	197	90	352	86	92	329
Income from fully consolidated private equity investment.		1,392	598	175	1,392	598	175

Total income		96,030	92,944	88,487	97,213	92,244	88,178

Interest on deposits	c, i, 8	(2,689)	(2,719)	(1,993)	(2,660)	(2,792)	(2,085)
Interest on short-term borrowings	c, i, 8	(995)	(793)	(1,380)	(995)	(1,283)	(1,691)
Interest on long-term debt	c, i, 8	(2,110)	(2,787)	(2,335)	(2,104)	(2,302)	(1,912)

Total interest expense		(5,794)	(6,299)	(5,708)	(5,759)	(6,377)	(5,688)

Total income, net of interest expense		90,236	86,645	82,779	91,454	85,867	82,490

Benefits, claims, and loss expenses incurred	c, k	(54,323)	(56,320)	(53,433)	(53,672)	(53,946)	(52,362)
Provision for loan losses		(36)	109	(354)	(36)	109	(354)

Total provisions for losses, loss expenses, and loan losses		(54,359)	(56,211)	(53,787)	(53,708)	(53,837)	(52,716)

Insurance underwriting, acquisition and insurance expenses	a, c, 12	(14,040)	(12,969)	(12,829)	(14,301)	(13,380)	(13,259)
Investment, fee and commission expenses		(3,090)	(3,580)	(2,571)	(3,459)	(3,404)	(2,571)
Goodwill and other intangibles amortization	a	(315)	(314)	(547)	(51)	(50)	(1,362)
Other expenses	f, g, l, 9, 12	(8,147)	(7,480)	(8,057)	(8,784)	(8,053)	(8,141)
Expenses from fully consolidated private equity investment		(1,381)	(572)	(175)	(1,381)	(572)	(175)

Total operating expenses		(26,973)	(24,915)	(24,179)	(27,976)	(25,459)	(25,508)

Income before income (net) from investments in associated enterprises and joint ventures, income tax expense, and minority interests		8,904	5,519	4,813	9,770	6,571	4,266
Income (net) from investments in associated enterprises and joint ventures	d, h, 11, 12	553	1,037	768	553	1,257	777
Income tax (expense)/benefit	a-m, 12	(1,752)	(1,794)	(1,443)	(2,013)	(2,062)	(1,609)

Income before minority interests		7,705	4,762	4,138	8,310	5,766	3,434
Minority interests in income of consolidated subsidiaries	c, d, e, i, k, m, n, 12	(1,188)	(1,078)	(1,248)	(1,289)	(1,386)	(1,168)

Income from continuing operations		6,517	3,684	2,890	7,021	4,380	2,266
Discontinued operations	12	—	9	(9)	—	—	—

Net income		6,517	3,693	2,881	7,021	4,380	2,266

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Net income per share

Net income per share is calculated excluding the effect of Allianz SE shares held by associated companies. During the years ended December 31, 2006, 2005 and 2004, associated companies did not hold any Allianz SE shares.

Recently issued US accounting pronouncements

In February 2006, the FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments (“SFAS 155”). SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would require bifurcation if the holder irrevocably elects to account for the whole investment on a fair value basis. SFAS 155 is effective for the year ending December 31, 2007.

In March 2006, the FASB issued SFAS 156, Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140 (“SFAS 156”). SFAS 156 amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits, but does not require, subsequent measurement at fair value. SFAS 156 is effective for the year ending December 31, 2007.

In July 2006, the FASB issued FASB interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. It also provides accounting guidance on derecognition, classification, interest and penalties in connection with income taxes, accounting in interim periods, disclosure and transition. FIN 48 is effective for the year ended December 31, 2007. The cumulative effect, if any, will be reported as an adjustment to the opening balance of retained earnings as of January 1, 2007, except for items that would not be recognized in earnings, such as effects of tax positions related to business combinations. We are currently evaluating the potential effect that the adoption of the Interpretation will have on Allianz Group’s consolidated financial statements.

In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6, Determining the Variability to Be Considered in Applying FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 provides accounting guidance on how to determine the variability to be considered in applying FIN 46. FSP FIN 46(R)-6 is effective for the year ending December 31, 2007.

In September 2005, AcSEC issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (“SOP 05-1”). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FASB No. 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 is effective for the year ending December 31, 2007.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for the year ending December 31, 2008.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the year ending December 31, 2008.

The Allianz Group is currently assessing the impact of the new standards on its condensed consolidated financial statements presented in accordance with US GAAP contained in this footnote. In instances where early adoption is allowed, Allianz has elected not to early adopt.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Recently adopted US accounting pronouncements

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle, as well as to changes required by an accounting pronouncement that does not include specific transition provisions. It requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable, which is generally in line with the IFRS solution. SFAS 154 was effective for the year ended December 31, 2006; it did not effect the Allianz Group’s condensed consolidated financial statements presented in accordance with US GAAP contained in this footnote.

In September 2006, the FASB issued SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). SFAS 158 requires an employer to recognize overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its financial statements and to recognize changes in that funded status through comprehensive income. These recognition requirements are effective for the fiscal year ending after December 15, 2006. See Note 53(b) Employee benefit plans, for the effect of adopting the recognition provisions of SFAS 158 on the Allianz Group’s condensed consolidated financial statements presented in accordance with US GAAP. SFAS 158 also requires an employer to measure the assets and liabilities of a defined benefit plan as of the date of its year-end statement of financial position, with limited exceptions. The measurement requirement of SFAS 158 is effective for public entities for the year ending December 31, 2008.

In March 2006, the FASB issued FASB Staff Position No. FTB 85-4-1, Accounting for Life Settlement Contracts by Third Party Investors (“FSP FTB 85-4-1”), which is also an amendment to FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance, and FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. FSP FTB 85-4-1 provides accounting guidance regarding the accounting treatment for investments in life settlement contracts. An investor may elect to account for those investments using either the investment method or the fair value method on an instrument by instrument basis. The Allianz Group adopted this policy for the year ended December 31, 2006 with no material effect on its condensed consolidated financial statements presented in accordance with US GAAP contained in this footnote.

In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”). FSP 115-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. FSP 115-1 was effective for the year ended December 31, 2006. See Note 53(c) Investments, for the effect of adopting this FASB Staff Position on the Allianz Group’s condensed consolidated financial statements presented in accordance with US GAAP.

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which replaces SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”) and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R was effective for the year ended December 31, 2006 and did not have a material effect on the Allianz Group’s condensed consolidated financial statements presented in accordance with US GAAP contained in this footnote.

In June 2005, the EITF reached consensus on Issue No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such as Terms specified in Altersteilzeit Early Retirement Arrangements) (“EITF 05-5”). EITF 05-5 provides accounting guidance on Alterszeit arrangements as they are offered mainly in Germany. EITF 05-5 was effective for the year ended December 31, 2006. See Note 53(l) Provisions, for the effect of adopting this EITF on the Allianz Group’s condensed consolidated financial statements presented in accordance with US GAAP.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

In June 2005, the EITF reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (“EITF 04-5”). EITF 04-5 provides a framework for a general partner to determine whether it controls a partnership. EITF 04-5 was effective for the year ended December 31, 2006 and did not have a material impact on the Allianz Group’s condensed consolidated financial statements presented in accordance with US GAAP contained in this footnote.

In September 2005, the EITF reached consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination (“EITF 05-6”). EITF 05-6 requires leasehold improvements to be amortized over the shorter of the useful life or lease term including reasonably assured renewals. EITF 05-6 was effective for the year ended December 31, 2006 and did not have a material impact on the Allianz Group’s condensed consolidated financial statements presented in accordance with US GAAP contained in this footnote.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 requires a company to consider the amount by which the current year income statement may be misstated (‘rollover approach’) and the cumulative amount by which the current year balance sheet may be misstated (‘iron-curtain approach’) when assessing prior year misstatements. SAB 108 is effective for the Allianz Group’s 2006 consolidated financial statements; its adoption did not effect the condensed consolidated financial statements presented in accordance with US GAAP contained in this footnote.

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

In providing these services, the Allianz Group may in some instances have a financial interest in such financing structures. However, the risk of financial loss may be mitigated through participations in such losses by other third party investors.

The Allianz Group also engages in establishing and managing investment fund VIEs with a goal of developing, marketing and managing these funds. During the establishment phase of these funds, the

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

The following table reflects all VIEs for which the Allianz Group is the primary beneficiary, however, does not hold a majority voting interest. These VIEs are consolidated in the Allianz Group’s consolidated financial statements for the year ended December 31, 2006.

	Year ended December 31, 2006
Type of VIE	Total assets	Consolidated assets which are collateral for VIE’s obligations	Amount of consolidated assets which are collateral for VIE’s obligations	Creditor’s recourse to Allianz Group assets
	€ mn		€ mn	€ mn
Asset-backed securities transaction	24,138	Various receivables, corporate notes, index certificates and derivatives	24,138	—
Derivatives transactions	4,686	Derivatives, equity, leases and cash balances	4,686	—
Investment funds	2,677	Hedge fund units, bonds, investment funds and derivatives	2,677	—
Other	660	Real estate, equity instruments and cash and cash equivalents	660	—

Total	32,161		32,161	—

The following table reflects the VIEs for which the Allianz Group has a significant variable interest but which are not consolidated as the Allianz Group is not the primary beneficiary as of December 31, 2006.

	As of December 31, 2006,
Type of VIE	Nature of Allianz Group’s involvement with VIEs	Total assets	Allianz Group’s maximum exposure to loss
		€ mn	€ mn
Investment funds	Guarantee obligations	3,342	1,814
Investment funds	Investment manager and/or equity holder	9,354	1,047
Vehicles primarily used for asset-backed security transactions	Arranger, establisher, servicer, liquidity provider and/or investment counterparty	33,067	5,722
Vehicles used for CBO and CDO transactions	Investment manager and/or equity holder	8,398	1
Other	Client financing transaction	3,240	2,947

Total		57,401	11,531

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

54    Selected subsidiaries and other holdings

OPERATING SUBSIDIARIES—GERMANY	Equity	% owned(1)
	€ mn
AGIS Allianz Dresdner Informationssysteme GmbH, Munich	212	100.0
Allianz Capital Partners GmbH, Munich	0.03	100.0
Allianz Capital Partners Verwaltungs GmbH, Munich	934	100.0
Allianz Dresdner Bauspar AG, Bad Vilbel	101	100.0
Allianz Global Corporate & Specialty AG, Munich	778	100.0
Allianz Global Investors Advisory GmbH, Frankfurt am Main	3	100.0
Allianz Global Investors AG, Munich	3,039	100.0
Allianz Global Investors Europe GmbH, Munich	17	100.0
Allianz Global Investors Kapitalanlagegesellschaft mbH, Frankfurt am Main	139	100.0
Allianz Immobilien GmbH, Stuttgart	5	100.0
Allianz Lebensversicherungs-Aktiengesellschaft, Stuttgart	1,411	91.0
Allianz Pensionskasse AG, Stuttgart	121	100.0
Allianz Pension Partners GmbH, Munich	0.5	100.0
Allianz Private Equity Partners GmbH, Munich	0.04	100.0
Allianz Private Krankenversicherungs-Aktiengesellschaft, Munich	340	100.0
Allianz ProzessFinanz GmbH, Munich	0.4	100.0
Allianz Versicherungs-Aktiengesellschaft, Munich	2,480	100.0
Allianz Zentrum für Technik GmbH, Munich	0.2	100.0
DEGI Deutsche Gesellschaft für Immobilienfonds m.b.H., Frankfurt am Main	23	94.0
Deutsche Lebensversicherungs-AG, Berlin	43	100.0
Dresdner Bank AG, Frankfurt am Main	8,031	100.0
Euler Hermes Kreditversicherungs-AG, Hamburg	201	100.0
MAN Roland Druckmaschinen AG, Offenbach	241	100.0
Münchener und Magdeburger Agraversicherung AG, Munich	6	59.9
Oldenburgische Landesbank Aktiengesellschaft, Oldenburg	506	89.4
Reuschel & Co. Kommanditgesellschaft, Munich	134	97.5
risklab germany GmbH, Frankfurt am Main	0.03	100.0
Vereinte Spezial Krankenversicherung AG, Munich	3	100.0
Vereinte Spezial Versicherung AG, Munich	45	100.0

(1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100%.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

OPERATING SUBSIDIARIES—OTHER COUNTRIES	Equity	% owned(1)
	€ mn
AAAM S.A., Paris	31	84.9
Adriatica de Seguros C.A., Caracas	20	98.3
AGF Allianz Argentina Compania de Seguros Generales S.A., Buenos Aires	16	100.0
AGF Asset Management S.A., Paris	90	99.8
AGF Belgium Insurance S.A., Brussels	390	100.0
AGF Brasil Seguros S.A., Sao Paulo	151	72.5
AFG La Lilloise S.A., Paris	85	100.0
Alba Allgemeine Versicherungs-Gesellschaft, Basel	23	100.0
Allianz Australia Limited, Sydney	972	100.0
Allianz Bulgaria Insurance and Reinsurance Company Ltd., Sofia	21	78.0
Allianz Bulgaria Life Insurance Company Ltd., Sofia	11	99.0
Allianz Compañia de Seguros y Reaseguros S.A., Barcelona	676	99.9
Allianz Cornhill Insurance plc., Guildford	1,182	98.0	(2)
Allianz China Life Insurance Co. Ltd., Shanghai	18	51.0
Allianz Egypt Insurance Company S.A.E., Cairo	5	85.0
Allianz Egypt Life Company S.A.E., Cairo	6	99.4
Allianz Elementar Lebensversicherungs-Aktiengesellschaft, Vienna	61	100.0
Allianz Elementar Versicherungs-Aktiengesellschaft, Vienna	458	100.0
Allianz Europe Ltd., Amsterdam	5,245	100.0
Allianz Fire and Marine Insurance Japan Ltd., Tokyo	0.03	100.0
Allianz General Insurance Company S.A., Athens	38	100.0
Allianz General Insurance Malaysia Berhad p.l.c., Kuala Lumpur	69	98.7
Allianz Global Corporate & Specialty France, Paris	158	100.0
Allianz Global Investors Distributors LLC, Stamford	16	100.0
Allianz Global Investors Hong Kong Ltd., Hong Kong	67	100.0
Allianz Global Investors Ireland Ltd., Dublin	1	100.0
Allianz Global Investors Korea Limited, Seoul	22	100.0
Allianz Global Investors Luxembourg S.A., Luxembourg	68	100.0
Allianz Global Investors of America L.P., Delaware	1,511	97.3
Allianz Global Investors Singapore Ltd., Singapore	4	100.0
Allianz Global Investors Taiwan (SITE) Ltd., Taipei	11	100.0
Allianz Global Risks US Insurance Company, Burbank	3,253	100.0
Allianz Hungária Biztositó Rt., Budapest	185	100.0
Allianz Insurance (Hong Kong) Ltd., Hong Kong	9	100.0
Allianz Insurance Company of Singapore Pte. Ltd., Singapore	17	100.0
Allianz Irish Life Holdings p.l.c., Dublin	328	66.4
Allianz Life Insurance Co. Ltd., Seoul	590	100.0
Allianz Life Insurance Company of North America, Minneapolis	2,611	100.0
Allianz Life Insurance Company S.A., Athens	28	100.0
Allianz Life Insurance Malaysia Berhad p.l.c., Kuala Lumpur	20	100.0
Allianz México S.A. Compañia de Seguros, Mexico	69	100.0
Allianz Nederland Asset Management B.V., Amsterdam	33	100.0
Allianz Nederland Levensverzekering N.V., Utrecht	272	100.0
Allianz Nederland Schadeverzekering N.V., Rotterdam	421	100.0
Allianz of America Inc., Wilmington	9,109	100.0

(1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100%
(2)	99.99% of the voting share capital.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

OPERATING SUBSIDIARIES—OTHER COUNTRIES	Equity	% owned(1)
	€ mn
Allianz poistóvna a.s., Prague	121	100.0
Allianz President Life Insurance Co. Ltd., Taipei	62	50.0	(2)
Allianz Re Dublin Limited, Dublin	17	100.0
Allianz Risk Transfer AG, Zurich	402	100.0
Allianz-Slovenská poist’ovna a.s., Bratislava	340	84.6
ALLIANZ SUBALPINA S.p.A. SOCIETÀ DI ASSICURAZIONI E RIASSICURAZIONI, Turin	228	98.0
Allianz Suisse Lebensversicherungs-Gesellschaft, Zurich	426	100.0
Allianz Suisse Versicherungs-Gesellschaft, Zurich	554	100.0
Allianz Tiriac Asigurari SA, Bukarest	44	51.6
Allianz Underwriters Insurance Company, Burbank	41	100.0
Allianz (UK) Limited, Guildford	733	100.0
Allianz Worldwide Care Ltd., Dublin	12	100.0
Allianz Zagreb d.d., Zagreb	17	80.1
Assurances Générales de France, Paris	7,154	60.2
Assurances Générales de France IART S. A., Paris	2,485	100.0
Assurances Générales de France Vie S. A., Paris	2,600	100.0
Assurances Générales du Laos Ltd., Laos	4	51.0
Banque AGF S. A., Paris	270	100.0
Colseguros Generales S. A., Bogota	32	100.0
Commercial Bank Allianz Bulgaria Ltd., Sofia	32	99.8
Compagnie d’Assurance de Protection Juridique S. A., Zug	14	100.0
Companhia de Seguros Allianz Portugal S. A., Lisbon	186	64.8
Dresdner Bank Luxembourg, S. A., Luxembourg	544	100.0
Dreesdner Bank (Schweiz) AG, Zurich	112	99.8
Dresdner Bank ZAO, St. Petersburg	82	100.0
Dresdner Kleinwort Group Ltd., London	45	100.0
Dresdner Kleinwort (Japan) Limited, Hong Kong	269	100.0
Dresdner Kleinwort Securities Llc, Wilmington/Delaware	71	100.0
ELVIA Reiseversicherungs-Gesellschaft AG, Zurich	191	100.0
Euler Hermes Crédito Compañia de Seguros y Reaseguros, S. A., Madrid	5	100.0
EULER HERMES SFAC. S. A., Paris	306	100.0
Eurovida, S. A. Compañia de Seguros y Reaseguros, Madrid	59	51.0
Fireman’s Fund Insurance Company, Novato	2,698	100.0
GENIALLOYD S. p. A., Milan	74	100.0
Insurance Joint Stock Company „Allianz”, Moscow	12	100.0
INVESTITORI SGR S.p.A., Milan	17	87.8
Kleinwort Benson Channel Islands Holdings Ltd., St. Peter Port/Guernsey	276	100.0
Kleinwort Benson Private Bank Ltd., London	97	100.0
Lloyd Adriatico S. p. A., Trieste	1,085	99.7
Mondial Assistance S. A. S., Paris Cedex	79	100.0
NFJ Investment Group LP, Dallas	4	100.0
Nicholas Applegate Capital Management LLC, Delaware	15	100.0
Oppenheimer Capital LLC, Delaware	7	100.0
Pacific Investment Management Company LLC, Delaware	192	85.0

(1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100%.
(2)	Controlled by the Allianz Group.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

OPERATING SUBSIDIARIES—OTHER COUNTRIES	Equity	% owned(1)
	€ mn
Privatinvest Bank AG, Salzburg	14	74.0
PT Asuransi Allianz Life Indonesia p.l.c., Jakarta	20	99.8
PT Asuransi Allianz Utama Indonesia Ltd., Jakarta	19	75.4
RAS ASSET MANAGEMENT Socièta di gestione del risparmio S. p. A., Milan	46	100.0
RAS Tutela Giudiziaria S. p. A., Milan	11	100.0
RB Vita S. p. A., Milan	230	100.0
RCM Capital Management LLC, San Francisco	23	100.0
RCM (UK) Ltd., London	14	100.0
Riunione Adriatica di Sicurtà S.p.A., Milan	2,815	100.0
TU Allianz Polska S.A., Warsaw	75	100.0
TU Allianz Zycie Polska S.A., Warsaw	25	100.0
Veer Palthe Voûte NV, Gouda	42	100.0
Wm. H McGee & Co. Inc., New York	4	100.0

(1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100%.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

ASSOCIATED ENTERPRISES(1)	Equity	% owned(2)
	€ mn
dit-Euro Bond Total Return Fonds	5,729	22.6
AGF Euribor	3,461	4.0	(3)
Phenix Alternative Holding	3,275	36.4
AGF Eurocash	1,827	31.9
Deutsche Schiffsbank AG, Bremen und Hamburg	559	40.0
Oddo, Paris	304	20.0
Objectif Japon	302	20.8
Cofitem Cofimur, Paris	236	21.8
AGF Euro Credit Alpha	214	29.4
FONCIERE DES 6 ET 7 PARIS	197	23.6
PHRV (Paris Hotels Roissy Vaugirard), Paris	178	24.9
MFG Flughafen-Grundstücksverwaltunggesellschaft mbH & Co. BETA KG, Gruenwald	171	29.4
W Finance Europe	170	14.8	(3)
Dresdner-Cetelem Kreditbank GmbH, Munich	162	49.9
Kommanditgesellschaft Allgemeine Leasing GmbH & Co, Gruenwald	152	40.5
Citylife Srl., Milano	129	26.7
Koç Allianz Sigorta T.A.S., Istanbul	117	37.1
Russian People's Insurance Society “Rosno”, Moskau	116	47.7
Depfa Holding III, Frankfurt	109	22.4
AGF Haut Rendement	105	25.9
Parv Tar Ret + Eur	84	37.4
Bajaj Allianz Life Insurance Company Ltd., Pune	59	26.0
AGF Peh Eur. IV FCPR	58	49.2
Bajaj Allianz General Insurance Company Ltd., Pune	52	26.0
UBF N.V., Hilversum	22	39.7

(1)

Associated enterprises are all those enterprises other than affiliated enterprises or joint ventures, in which the Allianz Group has an interest of between 20% and 50% regardless of whether a significant influence is exercised or not. The presented associated enterprises represent 90% of total carrying amount of investments in associated enterprises.

(2)	Including shares held by dependent subsidiaries.
(3)	Significant influence

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

OTHER SELECTED HOLDINGS IN LISTED COMPANIES(1)	Market value	owned(2)	Group equity	Net profit	Balance sheet date
	€ mn	%	€ mn	€ mn
Banco BPI S.A., Porto	391	8.8	1,451	309	12/31/2006
Banco Popular Espanol S.A., Madrid	1,514	9.4	5,332	878	12/31/2005
BASF AG, Ludwigshafen	935	2.5	18,578	3,215	12/31/2006
Bayer AG, Leverkusen	1,146	3.8	11,157	1,597	12/31/2005
Bayerische Motorenwerke AG, Munich	1,195	4.2	16,973	2,239	12/31/2005
Beiersdorf AG, Hamburg	853	6.9	1,293	329	12/31/2005
BNP Paribas S.A., Paris	534	0.7	45,993	5,852	12/31/2005
Bollore Investissement S.A., Ergue-Gaberic	406	10.1	1,759	87	12/31/2005
Cofinimmo S.A., Brussels	135	8.8	1,218	90	12/31/2005
E.ON AG, Duesseldorf	2,211	3.1	49,218	7,407	12/31/2005
ENI S.p.A., Rom	864	0.8	39,217	8,788	12/31/2005
GEA Group AG, Bochum	333	10.1	1,585	(67)	12/31/2005
Heidelberger Druckmaschinen AG, Heidelberg	378	12.7	1,138	135	03/31/2006
Industrial and Commercial Bank of China Limited, Beijing	3,034	1.9	27,049	3,541	12/31/2005
KarstadtQuelle AG, Essen	344	7.4	290	(317)	12/31/2005
Linde AG, Wiesbaden	1,120	9.1	4,413	501	12/31/2005
Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich	2,915	9.7	26,429	3,440	12/31/2006
Pirelli & Co. SpA, Mailand	176	6.5	5,614	327	12/31/2005
Rhön-Klinikum AG, Bad Neustadt/Saale	128	6.8	642	84	12/31/2005
Royal Dutch Shell plc, London	551	0.3	90,924	25,311	12/31/2005
RWE AG, Essen	1,480	4.1	14,111	3,847	12/31/2006
Sanofi-Aventis S.A., Paris	502	0.5	45,820	7,040	12/31/2006
Sequana Capital S.A., Paris	157	13.8	2,193	348	12/31/2005
Siemens Aktiengesellschaft, Munich	825	1.2	30,008	3,033	09/30/2006
Telefonica S.A., Madrid	508	0.6	20,001	6,233	12/31/2006
Total S.A., Paris	870	0.7	41,483	12,273	12/31/2005
Unicredito Italiano S.p.A., Mailand	2,216	3.2	39,106	2,470	12/31/2005
Unilever N.V., Rotterdam	509	1.4	11,672	5,015	12/31/2006
Zagrebacka banka d.d., Zagreb	374	13.7	6,540	140	12/31/2005

(1)

Market value greater than or equal to €100 mn and percentage of shares owned greater than or equal to 5%, or market value greater than or equal to €500 mn, excluding trading portfolio of banking business.

(2)	Including shares held by dependent subsidiaries (incl. consolidated investment funds).

Disclosure of equity investments

Information according to clause 313 (2) German Commercial Code is published together with the consolidated financial statements in the German Electronic Federal Gazette as well as on the Company’s website.

Glossary

The accounting terms explained here are intended to help the reader understand this Annual Report. Most of these terms concern the balance sheet or the income statement. Terminology relating to particular segments of the insurance or banking business has not been included.

Acquisition cost

The amount of cash or cash equivalents paid or the fair value of other consideration given to acquire an asset at the time of its acquisition.

Affiliated enterprises

The parent company of the Group and all consolidated subsidiaries. Subsidiaries are enterprises where the parent company can exercise a dominant influence over their corporate strategy in accordance with the control concept. This is possible, for example, where the parent Group holds, directly or indirectly, a majority of the voting rights, has the power to appoint or remove a majority of the members of the Board of Management or equivalent governing body, or where there are contractual rights of control.

Aggregate policy reserves

Policies in force – especially in life, health, and personal accident insurance – give rise to potential liabilities for which funds have to be set aside. The amount required is calculated actuarially.

Allowance for loan losses

The overall volume of provisions includes allowance for credit loss – deducted from the asset side of the balance sheet – and provisions for risks associated with hedge derivatives and other contingencies, such as guarantees, loan commitments or other obligations, which are stated as liabilities.

Identified counterparty risk is covered by specific credit risk allowances. The size of each allowance is determined by the probability of the borrower’s agreed payments regarding interest and installments, with the value of underlying collateral being taken into consideration. General allowances for loan losses have been established on the basis of historical loss data.

Country risk allowances are established for transfer risks. Transfer risk is a reflection of the ability of certain country to serve its external debt. These country risk allowances are based on an internal country rating system which incorporates economic data as well as other facts to categorize countries.

Where it is determined that a loan cannot be repaid, the uncollectable amount is written off against any existing specific loan loss allowance, or directly recognized as expense in the income statement. Recoveries on loans previously written off are recognized in the income statement under net loan loss provisions.

Assets under management

The total of all investments, valued at current market value, which the Group has under management with responsibility for maintaining and improving their performance. In addition to the Group’s own investments, they include investments held under management for third parties.

Associated enterprises

All enterprises, other than affiliated enterprises or joint ventures, in which the Group has an interest of between 20% and 50%, regardless of whether a significant influence is actually exercised or not.

At amortized cost

Under this accounting principle the difference between the acquisition cost and redemption value (of an investment) is added to or subtracted from the original cost figure over the period from acquisition to maturity and credited or charged to income over the same period.

Available-for-sale investments

Available-for-sale investments are securities which are neither held to maturity nor have been acquired for sale in the near term; available-for-sale investments are shown at fair value on the balance sheet.

Business combination

A business combination is the bringing together of separate entities or businesses into one reporting entity.

Cash flow statement

Statement showing movements of cash and cash equivalents during an accounting period, classified by three types of activity:

•	normal operating activities

•	investing activities

•	financing activities

Certificated liabilities

Certificated liabilities comprise debentures and other liabilities for which transferable certificates have been issued.

Combined ratio

Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Consolidated interest (%)

The consolidated interest is the total of all interests held by affiliated enterprises and joint ventures in affiliated enterprises, joint ventures, and associated enterprises.

Contingent liabilities

Financial obligations not shown as liabilities on the balance sheet because the probability of a liability actually being incurred is low. Example: guarantee obligations.

Corridor approach

With defined benefit plans, differences come about between the actuarial gains and losses which, when the corridor approach is applied, are not immediately recognized as income or expenses as they occur. Only when the cumulative actuarial gains or losses fall outside the corridor is redemption made from the following year onwards. The corridor is 10% of the present value of the pension rights accrued or of the market value of the pension fund assets, if this is higher.

Cost-income ratio

Represents operating expenses divided by operating revenues.

Coverage ratio

Represents ratio of total loan loss provisions to total risk elements according to SEC guide 3 (non-performing loans and potential problem loans).

Credit risk

The risk that one party to a contract will fail to discharge its obligations and thereby cause the other party to incur financial loss.

Current employer service cost

Net expense incurred in connection with a deferred benefit plan less any contributions made by the beneficiary to a pension fund.

Deferred acquisition costs

Expenses of an insurance company which are incurred in connection with the acquisition of new insurance policies or the renewal of existing policies. They include commissions paid and the costs of processing proposals.

Deferred tax assets/liabilities

The calculation of deferred tax is based on temporary differences between the carrying amounts of assets or liabilities in the published balance sheet and their tax base, and on differences arising from applying uniform valuation policies for consolidation purposes. The tax rates used for the calculation are the local rates applicable in the countries of the enterprises included in the consolidation; changes to tax rates already adopted on the balance sheet date are taken into account.

Defined benefit plans

Under defined benefit plans, the enterprise or an external pension fund pledges to pay the beneficiary a benefit at a particular level; unlike the defined contribution plans, the level of the contributions payable by the enterprise are not fixed from the start. To determine the expense over the period, accounting regulations require that actuarial calculations are carried out according to a fixed set of rules.

Defined contribution plans

Under retirement plans in the form of defined contribution plans, the enterprise pledges to pay the beneficiary benefits at a pre-defined level. This effectively releases the enterprise from any further obligations beyond the contributions payable and at the same time precludes the enterprise from participating in the investment success of the contributions.

Derivative financial instruments (derivatives)

Financial contracts, the values of which move in relationship to the price of an underlying financial or non-financial variable. Derivative financial instruments can be classified in relation to their underlying variables (e.g. interest rates, share prices, exchange rates or prices of goods).

Important examples of derivative financial instruments are options, futures, forwards and swaps.

Earnings per share (basic/diluted)

Ratio calculated by dividing the consolidated profit or loss for the year by the average number of shares issued. For calculating diluted earnings per share the number of shares and the profit or loss for the year are adjusted by the dilutive effects of any rights to subscribe for shares which have been or can still be exercised. Subscription rights arise in connection with issues of convertible bonds or share options.

Equity consolidation

The relevant proportion of cost for the investment in a subsidiary is set off against the relevant proportion of the shareholders’ equity of the subsidiary.

Equity method

Investments in joint ventures and associated companies are accounted for by this method. They are valued at the Group’s proportionate share of the net assets of the companies concerned. In the case of investments in companies which prepare consolidated financial statements of their own, the valuation is based on the sub-group’s consolidated net assets. The valuation is subsequently adjusted to reflect the proportionate share of changes in the company’s net assets, a proportionate share of the company’s net earnings for the year being added to the Group’s consolidated income.

Expense ratio

Represents acquisition and administrative expenses (net) divided by premiums earned (net).

Fair value

The amount for which an asset could be exchanged between knowledgeable, willing parties in an arm’s length transaction.

FAS

US Financial Accounting Standards on which the details of US GAAP (Generally Accepted Accounting Principles) are based.

Financial assets carried at fair value through income

Financial assets carried at fair value through income include debt and equity securities as well as other financial instruments (essentially derivatives, loans and precious metal holdings) which have been acquired solely for sale in the near term. They are shown in the balance sheet at fair value.

Financial liabilities carried at fair value through income

Financial liabilities carried at fair value through income include primarily negative market values from derivatives and short selling of securities. Short sales are made to generate income from short-term price changes. Shorts sales of securities are recorded at market value on the balance sheet date. Derivatives shown as financial liabilities carried at fair value through income are valued the same way as financial assets carried at fair value through income.

Forwards

The parties to this type of transaction agree to buy or sell at a specified future date. The price of the underlying assets is fixed when the deal is struck.

Functional currency

The functional currency is the currency of the primary economic environment in which the entity operates i.e. the one in which the entity primarily generates and expends cash.

Funds held by/for others under reinsurance contracts

Funds held by others are funds to which the reinsurer is entitled but which the ceding insurer retains as collateral for future obligations of the reinsurer. The ceding insurer shows these amounts as “funds held under reinsurance business ceded.”

Futures

Standardized contracts for delivery on a future date, traded on an exchange. Normally, rather than actually delivering the underlying asset on that date, the difference between closing market value and the exercise price is paid.

Goodwill

Difference between the purchase price of a subsidiary and the relevant proportion of its net assets valued at the current value of all assets and liabilities at the time of acquisition.

Gross/Net

In insurance terminology the terms gross and net mean before and after deduction of reinsurance, respectively. In the investment terminology the term “net” is used where the relevant expenses (e.g. depreciations and losses on the disposal of assets) have already been deducted.

Hedging

The use of special financial contracts, especially derivative financial instruments, to reduce losses which may arise as a result of unfavorable movements in rates or prices.

Held for sale

A non-current asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than though continuing use. On the date a non-current asset meets the criteria as held for sale, it is measured at the lower of its carrying amount and fair value less costs to sell.

Held-to-maturity investments

Held-to-maturity investments comprise debt securities held with the intent and ability that they will be held-to-maturity. They are valued at amortized cost.

IAS

International Accounting Standards.

IFRS

International Financial Reporting Standards. Since 2002, the designation IFRS applies to the overall framework of all standards approved by the International Accounting Standards Board. Already approved standards will continue to be cited as International Accounting Standards (IAS).

IFRS Framework

The framework for International Financial Reporting Standards (IFRS) which sets out the concepts that underlie the preparation and presentation of financial statements for external users.

Income from financial assets and liabilities carried at fair value through income (net)

Income from financial assets and liabilities carried at fair value through income (net) includes all realized and unrealized profits and losses from financial assets carried at fair value through income and financial liabilities carried at fair value through income. In addition, it includes commissions as well as any interest or dividend income from trading activities as well as refinancing costs.

Issued capital and capital reserve

This heading comprises the capital stock, the premium received on the issue of shares, and amounts allocated when option rights are exercised.

Joint venture

An enterprise which is managed jointly by an enterprise in the Group and one or more enterprises not included in the consolidation. The extent of joint management control is more than the significant influence exercised over associated enterprises and less than the control exercised over affiliated enterprises.

Loss frequency

Number of losses in relation to the number of insured risks.

Loss ratio

Represents claims and insurance benefits incurred (net) divided by premiums earned (net).

Market value

The amount obtainable from the sale of an investment in an active market.

Minority interests in earnings

That part of net earnings for the year which is not attributable to the Group but to others outside the Group who hold shares in affiliated enterprises.

Minority interests

Those parts of the equity of affiliated enterprises which are not owned by companies in the Group.

New cost basis

Historical cost adjusted by depreciation to reflect permanent diminution in value.

Options

Derivative financial instruments where the holder is entitled – but not obliged – to buy (call option) or sell (put option) the underlying asset at a predetermined price sometime in the future. The grantor (writer) of the option, on the other hand, is obliged to transfer or buy the asset and receives a premium for granting the option to the purchaser.

OTC derivatives

Derivative financial instruments which are not standardized and not traded on an exchange but are traded directly between two counterparties via over-the-counter (OTC) transactions.

Participating certificates

Amount payable on redemption of participating certificates issued. The participating certificates of Allianz SE carry distribution rights based on the dividends paid, and subscription rights when the capital stock is increased; but they carry no voting rights, no rights to participate in any proceeds of liquidation, and no rights to be converted into shares.

Pension and similar obligations

Reserves for current and future post-employment benefits formed for the defined benefit plans of active and former employees. These also include reserves for health care benefits and processing payments.

Premiums written/earned

Premiums written represent all premium revenues in the year under review. Premiums earned represent that part of the premiums written used to provide insurance coverage in that year. In the case of life insurance products where the policyholder carries the investment risk (e.g. variable annuities), only that part of the premiums used to cover the risk insured and costs involved is treated as premium income.

Reinsurance

Where an insurer transfers part of the risk which he has assumed to another insurer.

Repurchase and reverse repurchase agreements

A repurchase (“repo”) transaction involves the sale of securities by the Group to a counterparty, subject to the simultaneous agreement to repurchase these securities at a certain later date, at an agreed price. The securities concerned are retained in the Group’s balance sheet for the entire lifetime of the transaction, and are valued in accordance with the accounting principles for financial assets carried at fair value through income or investment securities, respectively. The proceeds of the sale are reported in liabilities to banks or to customers, as appropriate. A reverse repo transaction involves the purchase of securities with the simultaneous obligation to sell these securities at a future date, at an agreed price. Such transactions are reported in loans and advances to banks, or loans and advances to customers, respectively. Interest income from reverse repos and interest expenses from repos are accrued evenly over the lifetime of the transactions and reported under interest and similar income or interest expenses.

Reserve for loss and loss adjustment expenses

Reserves for the cost of insurance claims incurred by the end of the year under review but not yet settled.

Reserve for premium refunds

That part of the operating surplus which will be distributed to policyholders in the future. This refund of premiums is made on the basis of statutory, contractual, or company by-law obligations, or voluntary undertaking.

Revenue reserves

In addition to the reserve required by law in the financial statements of the Group parent company, this item consists mainly of the undistributed profits of Group enterprises and amounts transferred from consolidated net income.

Segment reporting

Financial information based on the consolidated financial statements, reported by business segments (Property-Casualty, Life/Health, Banking, Asset Management and Corporate) and by regions.

Subordinated liabilities

Liabilities which, in the event of liquidation or bankruptcy, are not settled until after all other liabilities.

Swaps

Agreements between two counterparties to exchange payment streams over a specified period of time. Important examples include currency swaps (in which payment streams and capital in different currencies are exchanged) and interest rate swaps (in which the parties agree to exchange normally fixed interest payments for variable interest payments in the same currency).

Unearned premiums

Premiums written attributable to income of future years. The amount is calculated separately for each policy and for every day that the premium still has to cover.

Unrecognized gains/losses

Amount of actuarial gains or losses, in connection with defined benefit pension plans, which are not yet recognized as income or expenses (see also “corridor approach”).

Unrecognized past service cost

Present value of increases in pension benefits relating to previous years’ service, not yet recognized in the pension reserve.

US GAAP

Generally Accepted Accounting Principles in the United States of America.

Variable annuities

The benefits payable under this type of life insurance depend primarily on the performance of the investments in a mutual fund. The policyholder shares equally in the profits or losses of the underlying investments.

SCHEDULE I

SUMMARY OF INVESTMENTS(1)

As of December 31, 2006

	Amortized cost	Fair Value	Amount shown in balance sheet
	€ mn	€ mn	€ mn
Debt securities:
Government and agency mortgage-backed securities (residential and commercial)	8,757	8,555	8,555
Corporate mortgage-backed securities (residential and commercial)	4,768	4,753	4,753
Other asset-backed securities	3,911	3,896	3,896
Government Bonds:
Germany	14,627	14,825	14,823
Italy	24,159	24,610	24,592
France	15,353	16,018	16,018
United States	5,219	5,112	5,112
Spain	8,322	8,617	8,617
Belgium	5,209	5,295	5,295
All other countries	33,217	33,641	33,586
Corporate Bonds:
Public utilities	3,202	3,220	3,219
All other corporate bonds	81,364	82,148	82,060
Other	2,148	2,345	2,345

Total debt	210,256	213,035	212,871
Equity securities:
Common stocks:
Public utilities	5,595	9,886	9,886
Banks, insurance companies, funds	13,752	21,477	21,477
Industrial, miscellaneous and all other	23,639	38,205	38,205
Non-redeemable preferred stocks	153	207	207

Total equity securities	43,139	69,775	69,775
Mortgage loans on real estate	26,254	26,254	26,254
Real Estate	9,555	13,494	9,555
Policy loans	1,841	1,841	1,841
Certificates of deposit	1,763	1,763	1,763
Short-term investments	5,012	5,012	5,012

Total investments	297,820	331,174	327,071

(1)	Includes all Allianz Group investments except portfolios carried at fair value through income.

SCHEDULE II

ALLIANZ SOCIETAS EUROPAEA

PARENT ONLY CONDENSED FINANCIAL STATEMENTS BALANCE SHEETS (IFRS BASIS)

As of December 31,	2006	2005
	€ mn	€ mn
Assets:
Investment in subsidiaries and affiliates	75,605	68,324
Other invested assets	19,387	16,048
Insurance reserves ceded	3,211	3,310
Cash funds and cash equivalents	72	59
Other assets	6,447	4,861

	104,722	92,602

Liabilities and Shareholders’ Equity:
Insurance reserves	11,654	13,540
Participation certificates and subordinated liabilities	7,336	6,629
Certificated liabilities	1,799	1,912
Other liabilities	33,452	31,034

	54,241	53,115
Shareholders’ equity	50,481	39,487

	104,722	92,602

SCHEDULE II

ALLIANZ SOCIETAS EUROPAEA

PARENT ONLY CONDENSED FINANCIAL STATEMENTS

STATEMENTS OF INCOME (IFRS BASIS)

For the years ended December 31,	2006	2005	2004
	€ mn	€ mn	€ mn
Revenues:
Net premiums earned	2,887	3,291	3,627
Investment income	475	2,704	1,134
Other income	20	0	0

	3,382	5,995	4,761
Expenses:
Insurance benefits	2,013	2,195	2,601
Acquisition costs and administrative expenses	1,392	1,249	1,423
Investment expense	1,639	1,661	1,999
Other expense	37	0	0

	5,081	5,105	6,023

Income before tax	(1,699)	892	(1,262)
Taxes	808	571	120

Income before equity in undistributed net income of subsidiaries	(891)	1,463	(1,142)
Equity in undistributed net income of subsidiaries	7,912	2,917	3,408

Net Income	7,021	4,380	2,266

SCHEDULE II

ALLIANZ SOCIETAS EUROPAEA

PARENT ONLY CONDENSED FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS (IFRS BASIS)

For the years ended December 31,	2006	2005	2004
	€ mn	€ mn	€ mn
Cash flows from operating activities:
Net income	7,021	4,380	2,266
Adjustments to reconcile net income to cash provided by operating activities:
Equity in undistributed net income of consolidated subsidiaries	(7,912)	(2,917)	(3,408)
Change in insurance reserves—net	(1,787)	(2,330)	(631)
Change in other assets	(1,586)	(225)	2,518
Change in other liabilities	2,418	5,448	(14,434)

Net cash (used) provided by operating activities	(1,846)	4,356	(13,690)

Cash flows from investing activities:
Change in investments in subsidiaries	(7,280)	(17,429)	4,835
Change in other invested assets	(3,340)	3,839	4,663

Net cash provided (used) in investing activities	(10,620)	(13,590)	9,498

Cash flows from financing activities:
Change in certificated liabilities, participation certificates and subordinated liabilities	595	1,224	1,075
Net proceeds from issuance of common stocks and additional paid in capital	98	2,159	69
Dividends paid	(811)	(674)	(551)
Other changes in shareholders’ capital	12,597	6,544	3,626

Net cash provided (used) by financing activities	12,479	9,253	4,219

Net increase (decrease) in cash	13	19	27
Cash at January 1	59	40	13

Cash at December 31	72	59	40

Note to Parent Only Condensed Financial Statements

Contingent liabilities and other financial commitments

As of December 31, 2006 the company had contingent liabilities under guarantees amounting of €7,561 thousand, matched by rights of recourse for the same amount.

•	Bonds for €1.1 bn issued by Allianz Finance B.V., Amsterdam in 1997 and increased in 2000,

•	Bonds issued in 1998 for €1.6 bn by Allianz Finance B.V., Amsterdam

•	Bonds issued in 2002 for €2.0 bn by Allianz Finance II B.V., Amsterdam

•	Subordinated bonds issued in 2002 for €2.0 bn by Allianz Finance II B.V., Amsterdam

•	Subordinated bonds issued in 2002 for €1.0 bn by Allianz Finance II B.V., Amsterdam

•	Subordinated bonds issued in 2002 for US Dollar 500 mn by Allianz Finance II B.V., Amsterdam

•	Loan taken out for Australian Dollar 100 mn by Allianz Australia Ltd., Sydney

•	Bonds issued in 2005 by Allianz Finance II B.V., Amsterdam with a repayment dependent on the development of the German share index (DAX) issue volume €1.262 bn

•	Subordinated bonds issued in 2006 for €800 mn by Allianz Finance II B.V., Amsterdam

•	Bonds issued in 2006 for €1.5 bn by Allianz Finance II B.V., Amsterdam

•	Subordinated bonds issued in 2005 for €1.4 bn by Allianz Finance II B.V., Amsterdam

•	Guarantee declaration for Allianz Cornhill in favour of Lloyds TSB amounting British Pound 40 million

•	Letters of credit for liabilities of Allianz Global Corporate & Specialty AG, Munich, amounting to US Dollar 512 mn

•	Letters of credit for liabilities of Allianz Global Corporate & Specialty AG, Munich, amounting to US Dollar 100 mn

Allianz SE is committed to making future capital payments in favor of our North American holding company, Allianz of America, Inc., Wilmington. This will place Allianz of America Inc., Wilmington, in a position to provide sufficient capital to AGR U.S. Insurance Company, Los Angeles, so that this company can meet its payment obligations for claims received in connection with the attack on the World Trade Center. These future capital payments are limited to US Dollar 167 mn and are secured by pledges in securities.

With respect to Fireman’s Fund Insurance Co., Novato, there is a conditional commitment to make capital payments, which must, in particular, be made in case of future negative developments of the reserves for the year 2003 and before. They are limited to US Dollar 1.1 bn.

A commitment to make capital payments in the amount of €27 mn also exists with respect to Allianz Global Corporate & Specialty France, Paris.

In connection with the capital increase of the U.S. subsidiaries Allianz Life of North America, Fireman’s Fund Insurance Co. and AGR US Insurance Company, guarantees to acquire shares of Allianz Life of North America and Allianz Insurance Company in the amount of US Dollar 650 mn were given. This guarantee expired during the fiscal year.

For Allianz of America, Inc., Wilmington, a guarantee declaration was made for liabilities in connection with the acquisition of PIMCO Advisors L.P. Allianz originally acquired from its subsidiary Allianz of America Inc., Wilmington, a stake of 69.5 percent in PIMCO, whereby minority shareholders held the option to tender their share of Allianz of America Inc., Wilmington. On December 31, 2006 the stake of Pacific Life in PIMCO was still 2.0 percent, so that the liabilities of Pacific Life as of December 31, 2006 amounted to US Dollar 0.3 bn.

A guarantee declaration was given to Dresdner Bank AG, Frankfurt, amounting to €50 mn, for the acquisition of receivables from payments for the rights to use a name in connection with Allianz Arena.

Guarantee declarations have also been given for deferred annuity agreements signed by Allianz-RAS Seguros y Reaseguros S.A., Madrid.

For the US Dollar Commercial Paper Program a guarantee was given to investors by Allianz Finance Corporation, USA. At the end of the year US Dollar 105 mn in commercial papers was issued as part of the program.

In the context of a Securities Lending Agreement, Allianz SE gave a payment guarantee to PIMCO funds and Abu Dhabi Investment Authority to fulfill financial obligations of Dresdner Bank AG.

There is an agreement between Allianz Risk Transfer Zurich and Allianz SE regarding a target minimum capitalization in the form of a Net Worth Maintenance Agreement.

There is a conditional commitment to repay dividends received to Allianz Capital Partner GmbH, in order to ensure that company’s ability to meet warranty obligations in connection with the disposal of a shareholding.

Rental guarantees for a property portfolio of Dresdner Bank, which is limited to €400 mn.

There are also value asset liabilities of €75.8 mn for the phased-in retirement liabilities of German group companies.

In connection with the sale of holdings in individual cases, guarantees were given covering the various bases used to determine purchase prices. These can for example relate to tax risks. In respect of the sale of Allianz of Canada, which took place in 2005, these also relate to additional elements of purchase price fixing and, secondly, to the business insured by AGR U.S. Re Canada branch.

A contingent indemnity agreement was entered with respect to securities issued by HT1 Funding GmbH in case HT1 Funding GmbH can not serve the agreed coupon of the bond partly or in total.

Allianz SE has also provided several subsidiaries and associates with either a standard indemnity guarantee or such guarantee as is required by the supervisory authorities, which cannot be quantified in figures. This includes in particular a deed of general release for Dresdner Bank in accordance with Clause 5 (10) of the Statute of Deposit Security Arrangement Fund.

Legal obligations to assume any losses arise on account of management control agreements and/or transfer-of-profit agreements with the following companies:

•	ACM-Compagnie Mercur AG

•	Allianz Alternative Assets Holding GmbH

•	Allianz Autowelt GmbH

•	Allianz Deutschland AG

•	Allianz Finanzbeteiligungs GmbH

•	Allianz Global Corporate & Specialty AG

•	Allianz Immobilien GmbH

•	Allianz ProzessFinanz GmbH

•	AZ-Arges Vermögensverwaltungsgesellschaft mbH

•	AZ-Argos 3 Vermögensverwaltungsgesellschaft mbH

•	AZ-Argos 10 Vermögensverwaltungsgesellschaft mbH

•	IDS GmbH-Analysis and Reporting Services

•	META Finanz-Informationssysteme GmbH

•	Allianz Capital Partners Management GmbH (contract cancelled by merger as of January 24, 2007)

•	Allianz Global Risks Rückversicherungs-AG (contract cancelled by merger as of August 31, 2006)

•	Allianz Private Equity Partners GmbH (contract cancelled as of December 31, 2006)

•	AZ-Argos 15 AG (contract cancelled by merger as of January 24, 2007)

•	AZ-Argos 2 Vermögensverwaltungsgesellschaft mbH (contract cancelled by merger as of August 10, 2006)

•	Bayerische Versicherungsbank AG (contract cancelled by merger as of January 30, 2006)

There are financial commitments in connection with the promise of compensation to holders of rights under stock option programs of Assurances Générales de France.

Financial liabilities of €256 mn arose in 2006 from advertising agreements.

Potential liabilities amounting to €29.9 mn were outstanding at the balance sheet date for calls on equity stocks not fully paid up with respect to affiliated enterprises.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION(1)

	Deferred policy acquisition Costs GROSS	Future policy benefits, losses, claims and loss expense GROSS	Unearned premiums GROSS	Other policy claims and benefits payable GROSS	Premium revenue (earned) NET
	€ mn	€ mn	€ mn	€ mn	€ mn
At and for the year ended December 31, 2006:
Life/Health	13,779	256,051	1,874	29,454	20,574
Property-Casualty	4,127	65,813	12,994	1,807	37,950

Total	17,906	321,864	14,868	31,261	58,524

At and for the year ended December 31, 2005:
Life/Health	12,959	248,997	1,580	27,242	19,997
Property-Casualty	3,899	67,120	12,945	2,300	37,685

Total	16,858	316,117	14,525	29,542	57,682

At and for the year ended December 31, 2004:
Life/Health	11,017	228,709	1,372	20,424	19,404
Property-Casualty	4,000	63,032	11,821	1,919	37,385

Total	15,017	291,741	13,193	22,343	56,789

(1)	After eliminating intra-Allianz Group transactions between segments.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION(1)

	Investment income NET	Benefits claims, losses and settlement expenses NET	Amortization of deferred policy acquisition costs NET	Other operating expenses NET	Premiums written NET
	€ mn	€ mn	€ mn	€ mn	€ mn
At and for the year ended December 31, 2006:
Life/Health	15,121	28,150	1,627	2,810	20,799
Property-Casualty	5,592	25,097	3,838	6,752	38,259

Total	20,713	53,247	5,465	9,562	59,058

At and for the year ended December 31, 2005:
Life/Health	14,295	27,882	1,285	2,688	20,167
Property-Casualty	4,801	26,038	2,683	7,533	38,170

Total	19,096	53,920	3,968	10,221	58,337

At and for the year ended December 31, 2004:
Life/Health	12,761	26,281	1,025	2,686	19,478
Property-Casualty	4,079	25,882	1,883	8,309	37,643

Total	16,840	52,163	2,908	10,995	57,121

(1)	After eliminating intra-Allianz Group transactions between segments.

SCHEDULE IV

SUPPLEMENTARY REINSURANCE INFORMATION(3)

	Direct gross amount	Ceded to other companies	Assumed from other companies	Net amount	Amount assumed to net
	€ mn	€ mn	€ mn	€ mn
2006:
Life insurance in force	699,975	83,752	20,056	636,279	3.15%

Premiums earned:
Life/Health insurance(1)	21,027	(816)	363	20,574	1.76%
Property-Casualty insurance, including title insurance(2)	40,616	(5,529)	2,863	37,950	7.54%

Total premiums	61,643	(6,345)	3,226	58,524	5.51%

2005:
Life insurance in force	702,597	66,062	23,081	659,616	3.50%

Premiums earned:
Life/Health insurance(1)	20,546	(929)	380	19,997	1.90%
Property-Casualty insurance, including title insurance(2)	40,169	(5,390)	2,906	37,685	7.71%

Total premiums	60,715	(6,319)	3,286	57,682	5.70%

2004:
Life insurance in force	649,619	65,167	43,949	628,401	7.00%

Premiums earned:
Life/Health insurance(1)	20,174	(1,294)	524	19,404	2.70%
Property-Casualty insurance, including title insurance(2)	40,156	(5,263)	2,492	37,385	6.67%

Total premiums	60,330	(6,557)	3,016	56,789	5.31%

(1)	Life/Health have been combined for this schedule.
(2)	Title insurance has been combined with Property-Casualty insurance.
(3)	After eliminating intra-Allianz Group transactions between segments.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Allianz SE

/s/ MICHAEL DIEKMANN
Name: Michael Diekmann
Title: Chief Executive Officer

/s/ DR. HELMUT PERLET
Name: Dr. Helmut Perlet
Title: Chief Financial Officer

Date: June 14, 2007