Form 20-F
period 2007-12-31
ALLIANZ SE
filed 2008-03-20
CIK 1127508

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Burkhard Keese

ALLIANZ SE

Königinstrasse 28, 80802 Munich, Germany

Telephone: +49 89 3800-16596

Facsimile: +49 89 3800-16598

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares (without par value)*	The New York Stock Exchange, Inc.
*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at December 31, 2007:

Ordinary shares, without par value	452,350,000 shares

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board    ☒

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐         Item 18  ☐

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

Unless otherwise indicated, when we use the term “consolidated financial statements,” we are referring to the consolidated financial statements (including the related notes) of Allianz SE as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, which have been audited by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft. The consolidated financial statements of the Allianz Group have been prepared in conformity with International Financial Reporting Standards (“IFRS”), as adopted under European Union (“EU”) regulations in accordance with section 315a of the German Commercial Code (“HGB”). The consolidated financial statements of the Allianz Group have also been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”). The Allianz Group’s application of IFRSs results in no differences between IFRS as adopted by the EU and IFRS as issued by the IASB. The amounts set forth in some of the tables may not add up to the total amounts given in those tables due to rounding.

References herein to “$”, “U.S.$” and “U.S. Dollar” are to United States Dollars and references to “€” and “Euro” are to the Euro, the single currency established for participants in the third stage of the European Economic and Monetary Union (or EMU), commencing January 1, 1999. We refer to the countries participating in the third stage of the EMU as the “Euro zone.”

For convenience only (except where noted otherwise), some of the Euro figures have been translated into U.S. Dollars at the rate of $1.5369 = €1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on March 10, 2008. These translations do not mean that the Euro amounts actually represent those U.S. Dollar amounts or could be converted into U.S. Dollars at those rates. See “Key Information—Exchange Rate Information” for information concerning the noon buying rates for the Euro from January 1, 2003 through March 10, 2008.

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

Selected Consolidated Financial Data

We present below our selected financial data as of and for each of the years in the five-year period ended December 31, 2007. We derived the selected financial data for each of the years in the five-year period ended December 31, 2007 from our audited annual consolidated financial statements, including the notes to those financial statements. All the data should be read in conjunction with our consolidated financial statements and the notes thereto. We prepare our annual audited consolidated financial statements in accordance with IFRS.

Effective January 1, 2006, we implemented certain revisions to our consolidated financial statements to enhance the reader’s understanding of our financial results and to use a more consistent presentation with that of our peers. These revisions reflect certain reclassifications in our consolidated balance sheet and consolidated income statement, changes to our segment reporting, changes to operating profit methodology and changes to our consolidated cash flow statement. Our selected financial data as of and for the years ended December 31, 2005, 2004 and 2003 presented below also reflect these revisions, with the exception of total revenues and operating profit for the year ended December 31, 2003. Total revenues and operating profit for the year ended December 31, 2003 are presented in accordance with our pre-2006 segment reporting structure and operating profit methodology, and accordingly do not reflect the retrospective application of our revised segment reporting structure and operating profit methodology, due to the unreasonable effort or expense required to prepare such information, in particular resulting from the implementation of our new Corporate segment.

As of or For the Years ended December 31,			2007	2007	Change from previous year	2006	2005	2004	2003
			$(1)	€	%	€	€	€	€
			(in millions, except per share data)
Income Statement
Total revenues(2)
Property-Casualty	€	mn	68,068	44,289	1.4	43,674	43,699	42,942	43,420	(3)
Life/Health	€	mn	75,872	49,367	4.1	47,421	48,272	45,233	42,319	(3)
Banking	€	mn	8,793	5,721	(19.3)	7,088	6,318	6,576	6,704	(3)
Asset Management	€	mn	5,009	3,259	7.1	3,044	2,722	2,245	2,226	(3)
Consolidation	€	mn	(58)	(38)	not meaningful	(98)	(44)	(47)	(929	)(3)

Total Group	€	mn	157,683	102,598	1.5	101,129	100,967	96,949	93,740	(3)
Operating profit(4)
Property-Casualty	€	mn	9,681	6,299	0.5	6,269	5,142	4,825	2,397	(3)
Life/Health	€	mn	4,603	2,995	16.8	2,565	2,094	1,788	1,265	(3)
Banking	€	mn	1,188	773	(45.6)	1,422	704	447	(396	)(3)
Asset Management	€	mn	2,089	1,359	5.3	1,290	1,132	839	716	(3)
Corporate	€	mn	(499)	(325)	not meaningful	(831)	(881)	(870)	—	(3)
Income (loss) before income taxes and minority interests in earnings	€	mn	17,779	11,568	12.1	10,323	7,829	5,044	3,812
Net income (loss)(5)	€	mn	12,243	7,966	13.5	7,021	4,380	2,266	2,691
Balance Sheet
Investments	€	mn	441,017	286,952	(3.8)	298,134	285,015	254,085	237,682
Loans and advances to banks and customers(6)	€	mn	609,691	396,702	(6.4)	423,765	359,610	406,218	382,590
Total assets(6)	€	mn	1,630,880	1,061,149	(4.4)	1,110,081	1,054,656	1,058,612	971,076
Liabilities to banks and customers(6)	€	mn	517,158	336,494	(10.6)	376,565	333,118	377,480	337,201
Reserves for loss and loss adjustment expenses	€	mn	97,910	63,706	(2.7)	65,464	67,005	62,331	62,782
Reserves for insurance and investment contracts(6)	€	mn	449,150	292,244	1.8	287,032	277,647	251,497	233,896
Shareholders’ equity(6)	€	mn	73,392	47,753	(3.8)	49,650	38,656	29,995	27,993
Minority interests(6)	€	mn	5,576	3,628	(49.5)	7,180	8,386	7,696	7,266
Returns
Return on equity after income taxes(6)(7)%			16.4	16.4	0.5pts	15.9	12.9	7.8	11.0
Return on equity after income taxes and before goodwill amortization(6)(7)%			16.4	16.4	0.5pts	15.9	12.9	11.6	16.5
Share Information
Basic earnings per share			€27.66	18.00	5.3	17.09	11.24	6.19	7.96
Diluted earnings per share			€27.22	17.71	5.5	16.78	11.14	6.16	7.93
Weighted average number of shares outstanding
Basic		mn	442.5	442.5	7.7	410.9	389.8	365.9	338.2
Diluted		mn	449.6	449.6	7.5	418.3	393.3	368.1	339.8
Shareholders’ equity per share(6)			€166	108	(10.7)	121	99	82	83
Dividend per share			€8.45	5.50	44.7	3.80	2.00	1.75	1.50
Dividend payment	€	mn	3,805	2,476	50.8	1,642	811	674	551
Share price as of December 31(8)			€227.38	147.95	(4.4)	154.76	127.94	97.60	100.08
Market capitalization as of December 31	€	mn	102,358	66,600	(0.4)	66,880	51,949	35,936 (9)	36,743	(9)
Other data
Employees			181,207	181,207	8.8	166,505	177,625	176,501	173,750
Third-party assets under management as of December 31	€	mn	1,175,146	764,621	0.1	763,855	742,937	584,624	564,714

(1)

Amounts given in Euros have been translated for convenience only into U.S. Dollars at the rate of $1.5369 = €1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on March 10, 2008.

(2)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues. Please refer to “Operating and Financial Review and Prospects—Introduction” for a reconciliation of total revenues to premiums written for the Allianz Group.

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
(6)

The Allianz Group identified prior period errors through an analysis of various balance sheet accounts (the “Errors”). The Errors resulted primarily from the accounting for the purchase of Dresdner Bank in 2001 and 2002, consolidation of special funds in 2001 and other errors related to minority interest and policyholder participation occurred in combination with mergers. The Errors had the effect of reducing net income by €78 mn in 2006, €42 mn in 2005, and €157 mn for the 4 years from 2001 through 2004. As the majority of the Errors related to the years 2001 through 2004, the Errors from these periods have been accounted for in 2007 by adjusting the opening balance sheet as of January 1, 2005. The Errors for 2005 and 2006 have been corrected through an out-of-period adjustment to net income in 2007. Certain financial instruments that were previously presented on a net presentation are now presented on a gross basis, due to contractual limitations to the right of offset. Partially offsetting these reclassifications from net to gross presentation is a change in the presentation of Collateral paid for securities borrowing transactions and Collateral received for securities lending transactions from gross to net presentation. The net effect is an increase in total assets and total liabilities of €57,610 mn, €66,123 mn, €67,654 mn and €37,274 mn in 2006, 2005, 2004 and 2003, respectively. For further information, see Note 3 to the consolidated financial statements.

(7)	Based on average shareholders’ equity. Average shareholders’ equity has been calculated based upon the average of the current and preceding year’s shareholders’ equity.
(8)	Source: Thomson Financial Datastream.
(9)	Excluding treasury shares.

Dividends

The following table sets forth the annual dividends declared in 2007 and paid in prior years per ordinary share and American Depositary Share (or “ADS”) equivalent for 2003 through 2007. The table does not reflect the related tax credits available to German taxpayers. See “Additional Information—German Taxation—Taxation of Dividends.”

	Dividend per ordinary share		Dividend paid per ADS equivalent
	€	$	€	$
2003	1.50	1.82	0.150	0.182
2004	1.75	2.27	0.175	0.227
2005	2.00	2.43	0.200	0.243
2006	3.80	5.13	0.380	0.513
2007(1)	5.50	8.45	0.550	0.845

(1)

Dividend amounts given in Euros have been translated for convenience only into U.S. Dollars at the rate of $1.5369 = €1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on March 10, 2008. See “Presentation of Financial and Other Information.”

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

	High	Low	Period average(1)	Period end
	($ per €1.00)
2003	1.2597	1.0361	1.1321	1.2597
2004	1.3625	1.1801	1.2478	1.3538
2005	1.3476	1.1667	1.2400	1.1842
2006	1.3327	1.1860	1.2481	1.3197
2007	1.4862	1.2904	1.3797	1.4603
September	1.4219	1.3606	1.3913	1.4219
October	1.4468	1.4092	1.4349	1.4468
November	1.4862	1.4435	1.4562	1.4688
December	1.4759	1.4344	1.4630	1.4603
2008
January	1.4877	1.4574	1.4790	1.4841
February	1.5187	1.4495	1.5019	1.5187
March (until March 10, 2008)	1.5369	1.5195	1.5282	1.5369

(1)

Computed using the average of the noon buying rates for Euros on the last business day of each month during the relevant annual period or on the first and last business days of each month during the relevant monthly period.

On March 10, 2008, the noon buying rate for the Euro was $1.5369.

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

Changes in prevailing interest rates (including changes in the difference between the levels of prevailing short-and long-term rates) can affect Allianz Group’s insurance, asset management, banking and corporate results.

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

Allianz Group holds a significant equity portfolio, which represented approximately 15% of Allianz Group’s financial assets at December 31, 2007, excluding financial assets and liabilities carried at fair value through income. Fluctuations in equity markets affect the market value and liquidity of these holdings. Allianz Group also has real estate holdings in its investment portfolio, the value of which is likewise exposed to changes in real estate market prices and volatility.

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

Allianz Group’s financial condition may be affected by adverse developments in the financial markets

The ability of Allianz Group to meet its financing needs depends on the availability of funds in the international capital markets. The financing of Allianz Group’s activity includes funding through commercial papers and medium term notes. A sustained break-down of such markets could have a materially adverse impact on the cost of funding as well as on the refinancing structure of Allianz Group. Furthermore, the illiquidity or sustained volatility of certain market segments may affect the mark-to-market valuation of certain assets and may lead to valuation losses and an increased risk of counterparty defaults.

Market and other factors could adversely affect goodwill, deferred policy acquisition costs and deferred tax assets; Allianz Group’s deferred tax assets are also potentially impacted by changes in tax legislation.

Business and market conditions may impact the amount of goodwill Allianz Group carries in its consolidated financial statements. As of December 31, 2007, Allianz Group has recorded goodwill in an aggregate amount of €12,453 million, of which €6,165 million relates to its asset management business, €4,433 million relates to its insurance business, €1,714 million relates to its banking business, and €141 million relates to its corporate segment.

As the value of certain parts of Allianz Group’s businesses, including in particular Allianz Group’s banking and asset management businesses, are significantly impacted by such factors as the state of financial markets and ongoing operating performance, significant declines in financial markets or operating performance could also result in impairment of other goodwill carried by us and result in significant write-downs, which could be material. No impairments were recorded for goodwill in 2007.

The assumptions Allianz Group made with respect to recoverability of deferred policy acquisition costs (“DAC”) are also affected by such factors as operating performance and market conditions. DAC is incurred in connection with the production of new and renewal insurance business and is deferred and amortized generally in proportion to profits or to premium income expected to be generated over the life of the underlying policies, depending on the classification of the product. If the assumptions on which expected profits are based prove to be incorrect, it may be necessary to accelerate amortization of DAC, even to the extent of writing down DAC through impairments, which could materially adversely affect results of operations. No impairments were recorded for DAC in 2007.

As of December 31, 2007, Allianz Group had a total of €4,771 million in net deferred tax assets and €3,973 million in net deferred tax liabilities. The calculation of the respective tax assets and liabilities is based on current tax laws and IFRS and depends on the performance of the Allianz Group as a whole and certain business units in particular. At December 31, 2007, €3,227 million of deferred tax assets depended on the ability to use existing tax-loss carry forwards.

Changes in German or other tax legislation or regulations or an operating performance below currently anticipated levels may lead to a significant impairment of deferred tax assets, in which case Allianz Group could be obligated to write-off certain tax assets. Tax assets may also need to be written- down if certain assumptions of profitability prove to be incorrect, as losses incurred for longer than expected will make the usability of tax assets more unlikely. Any such development may have a material adverse impact on Allianz Group’s results of operations.

Loss reserves for Allianz Group’s property-casualty insurance and reinsurance policies are based on estimates as to future claims payments. Adverse developments relating to claims could lead to further reserve additions and materially adversely impact Allianz Group’s results of operations.

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

Based on current information available to us and on the basis of Allianz Group’s internal procedures, Allianz Group’s management considers that Allianz Group’s reserves are adequate at December 31, 2007. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on Allianz Group’s results of operations.

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

In the United States, and to a lesser extent in Europe and Asia we have a portfolio of contracts with guaranteed investment returns indexed to equity markets. We enter into derivative contracts as a means of mitigating the risk of investment returns underperforming guaranteed returns. However, there can be no assurance that the hedging arrangements will satisfy the returns guaranteed to policyholders, which could in turn have a material adverse effect on Allianz Group’s results of operations.

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

Claims paying ability and financial strength ratings are each a factor in establishing the competitive position of insurers. Our financial strength rating has a significant impact on the individual ratings of key subsidiaries. If a rating of certain subsidiaries falls below a certain threshold, the respective operating business may be significantly impacted. A ratings downgrade, or the potential for such a downgrade, of the Allianz Group or any of our insurance subsidiaries could, among other things, adversely affect relationships with agents, brokers and other distributors of our products and services, thereby negatively impacting new sales, adversely affect our ability to compete in our markets and increase our cost of borrowing. In particular, in those countries where primary distribution of our products is done through independent agents, such as the United States, future ratings downgrades could adversely impact sales of our life insurance and annuity products. Any future ratings downgrades could also materially adversely affect our cost of raising capital, and could, in addition, give rise to additional financial obligations or accelerate existing financial obligations which are dependent on maintaining specified rating levels.

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

Regulatory agencies have broad administrative power over many aspects of the financial services business, which may include liquidity, capital adequacy and permitted investments, ethical issues, money laundering, “know your customer” rules, privacy, record keeping, and marketing and selling practices. Banking, insurance and other financial services laws, regulations and policies currently governing us and our subsidiaries may change at any time in ways which have an adverse effect on our business, and we cannot predict the timing or form of any future regulatory or enforcement initiatives in respect thereof. Also, bank regulators and other supervisory authorities in the EU, the United States and elsewhere continue to scrutinize payment processing and other transactions under regulations governing such matters as money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures. If we fail to address, or appear to fail to address, appropriately any of these changes or initiatives, our reputation could be harmed and we could be subject to additional legal risk, including enforcement actions, fines and penalties. Despite our best efforts to comply with applicable regulations, there are a number of risks in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in significant adverse publicity and reputational harm, suspension or revocation of our licenses, cease-and- desist orders, fines, civil penalties, criminal penalties or other disciplinary action that could materially harm our results of operations and financial condition.

Effective January 2005, reinsurance companies in Germany such as Allianz SE are subject to specific legal requirements regarding the assets covering their technical reserves. These assets are required to be appropriately diversified to prevent a reinsurer from relying excessively on any particular asset. The introduction of these requirements anticipated the implementation of EU Reinsurance Directive (2005/68/EC) which was adopted in November 2005. All of the directive’s provisions were implemented in Germany effective June 2, 2007. Although Allianz SE expects to continue to meet the new requirements, there can be no assurances as to the impact on Allianz SE of any future amendments to or changes in the interpretation of the laws and regulations regarding assets covering technical reserves of reinsurance companies, which could require Allianz SE to change the composition of its asset portfolio covering its technical reserves or take other appropriate measures.

In addition, discussions on a new solvency regime for insurance companies in the EU (Solvency II) are ongoing. As those discussions are not yet finalized, its potential future impact for capital requirements can not currently be assessed. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk – Outlook”.

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

Adverse publicity and damage to our reputation arising from failure or perceived failure to comply with legal and regulatory requirements, financial reporting irregularities involving other large and well-known companies, increasing regulatory and law enforcement scrutiny of “know your customer”, anti-money laundering and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the mutual fund, banking and insurance industries, and litigation that arises from the failure or perceived failure by the Allianz Group companies to comply with legal, regulatory and compliance requirements, could result in adverse publicity and reputational harm, lead to increased regulatory supervision, affect our ability to attract and retain customers, maintain access to the capital markets, result in law suits, enforcement actions, fines and penalties or have other adverse effects on us in ways that are not predictable.

Changes in value relative to the Euro of non-Euro zone currencies in which we generate revenues and incur expenses could adversely affect our reported earnings and cash flow.

We prepare our consolidated financial statements in Euro. However, a significant portion of the revenues and expenses from our subsidiaries outside the Euro zone, including in the United States, Switzerland and the United Kingdom, originates in currencies other than the Euro. We expect this trend to continue as we expand our business into growing non-Euro zone markets. For the year ended December 31, 2007, approximately 34.2% of our gross premiums written in our property-casualty segment and 27.9% of our statutory premiums in our life/health segment originated in currencies other than the Euro. Furthermore, as of December 31, 2007, 56.1% of the third-party assets under management at the Asset Management segment are in the United States, and 44.2% of the assets in our Banking Operations are located outside of Germany.

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

The benefits that Allianz SE may realize from Allianz AG’s conversion into a European Company (Societas Europaea) and from the completed mergers with RAS S.p.A. and AGF could be materially different from our current expectations.

The benefits that Allianz SE may realize from Allianz AG’s conversion into a European Company (Societas Europaea, SE) and the subsequent reorganization of its European operations, including the acquisition of minority interests in the Italian subsidiary, RAS S.p.A. and its French subsidiary AGF could be materially different from our current expectations. For more information about these transactions and reorganization, see “Information on the Company—Legal Structure—AGF minorities buy-out procedure completed” and “Information on the Company—Important Group Organizational Changes—Reorganization in Italy.” We took these measures to implement a business plan creating strategic synergies and organizational efficiencies, however, our estimates of the benefits that we may realize as a result of these measures involve subjective judgments that are subject to uncertainties. A variety of factors that are partially or entirely beyond our control could cause actual results to be materially different from what we currently expect, and any synergies that we realize from a conversion to an SE and full ownership of these subsidiaries could be materially different from our current expectations.

The Allianz Group has been and may continue to be adversely affected by ongoing turbulence and volatility in the world’s financial markets.

Starting in the second half of 2007, the crisis in the mortgage market in the United States, triggered by a serious deterioration of credit quality, led to a revaluation of credit risks. These conditions have resulted in greater volatility, less liquidity, widening of credit spreads and overall tightening of financial markets throughout the world. In addition, the prices for many types of asset-backed securities (ABS) and other structured products have deteriorated. Although most of Allianz’s insurance operations have not been significantly affected by this crisis, Allianz has been materially impacted as a result of our investment banking operations’ exposures to U.S. mortgage-

related structured investment products, including subprime, midprime and prime residential mortgage-backed securities (RMBS), collateralized debt obligations (CDOs), monoline insurer guarantees, structured investment vehicles (SIVs) and other investments. As a result, in late 2007, we recorded significant negative revaluations on the investment portfolio of our subsidiary, Dresdner Bank. For details regarding the impact of the financial market crisis on the Allianz Group’s 2007 results, please see “Operating and Financial Review and Prospects—Executive Summary—Impact of the financial markets turbulence.”

The valuation of ABS and other affected instruments is a complex process, involving the consideration of market transactions, pricing models, management judgment and other factors, and is also impacted by external factors such as underlying mortgage default rates, interest rates, rating agency actions and property valuations. While we continue to monitor our exposures in this area, in light of the ongoing market environment and the resulting uncertainties concerning valuations, it is difficult to predict how long these volatile conditions will exist and how the Allianz Group’s markets, business and operations will be affected. Continuation or worsening of the turbulence in the world’s financial markets could have a material adverse effect on the Allianz Group’s financial position, shareholders’ equity and results of operations in future periods.

ITEM 4. Information on the Company

The Allianz Group

Founded in 1890 and with 117 years of experience in the financial services industry, the Allianz Group is committed to providing financial security to a broad base of customers ranging from private individuals to large multinational corporations.

Allianz SE (formerly Allianz Aktiengesellschaft, or Allianz AG) is a European Company (Societas Europaea, or SE) incorporated in the Federal Republic of Germany and organized under the laws of the Federal Republic of Germany and the European Union. Allianz SE is the ultimate parent of the Allianz Group. It was incorporated as Allianz Versicherungs- Aktiengesellschaft in Berlin, Germany on February 5, 1890 and converted to a European Company on October 13, 2006. Our registered office is located at Koeniginstrasse 28, 80802 Munich, Germany, telephone +49 (0) 89 3800-0.

The Allianz Group’s Business Model

As an integrated and globally operating financial services provider we seek to offer our clients considerable value by providing a wide range of insurance and financial products as well as an extensive advisory capacity through our subsidiaries under strong and well-known brands. We operate and manage our activities primarily through four operating segments: Property-Casualty, Life/Health, Banking and Asset Management. We consider ourselves well-positioned to anticipate and successfully respond to competitive forces affecting our various operations.

Property-Casualty & Life/Health insurance operations

We are one of the leading insurance groups in the world and rank number one in the German property-casualty and life insurance markets based on gross premiums written and statutory premiums, respectively.(1) We are also among the largest insurance companies in a number of the other countries in which we operate. Our product portfolio

(1)	Source: As published by Gesamtverband der deutschen Versicherungswirtschaft e.V. (or “GDV“) in 2007. The GDV is a private association representing the German insurance industry.

includes a wide array of property-casualty and life/health insurance products for both private and corporate customers.

Product portfolio of the insurance segments

We conduct business in almost every European country, with Germany, Italy and France being our most important markets. We also run operations in the United States and in Central and Eastern Europe as well as in Asia-Pacific.(2)

We distribute our insurance products via a broad network of self-employed agents, brokers, banks and other channels. Increasingly, we distribute our insurance products in cooperation with car manufacturers and dealers in Europe and Asia-Pacific and also have direct distribution operations in Central Europe, India and Australia. The particular distribution channels vary by product and geographic market.

Our more mature insurance markets (e.g. Germany, France, Italy and the United States) are highly competitive. In recent years, we have also experienced increasing competition in emerging markets, as large insurance companies and other financial service providers from more developed countries have entered these markets to participate in their high growth potential. In addition, local institutions have become more experienced and have established strategic relationships, alliances or mergers with our competitors.

(2)	For a more detailed discription of our geographic diversification, please refer to “Global Diversification of our Insurance Business”.

The investments of most Allianz insurance companies’ are managed internally through specialists within the Allianz Group (Allianz Investment Management).

Allianz SE, the Allianz Group’s parent company, acts on an arm’s length basis as reinsurer for most of our insurance operations and assumed 26.9%, 33.3% and 35.6% of all reinsurance ceded by Allianz Group companies for the years ended December 31, 2007, 2006 and 2005, respectively. Allianz SE also assumes a relatively small amount of reinsurance from external cedents and cedes risk to third-party reinsurers. The Allianz Group has established a pooling arrangement that offers reinsurance coverage to the Group’s subsidiaries against natural catastrophes, which provides the benefit of internal Group diversification.

Banking operations

Our banking activities are primarily conducted through the Dresdner Bank Group (or “Dresdner Bank”), one of the leading commercial banks in Germany(1), accounting for 94.8% of our total Banking segment’s operating revenues in fiscal year 2007 (2006: 96.0%). While Dresdner Bank focuses on selected geographic regions worldwide, Germany is its primary market. Dresdner Bank is present in the world’s major financial centers and operates its banking business mainly through 1,074 (as of December 31, 2007) branch offices, of which 1,019 are located in Germany and 55 outside of Germany.

Dresdner Bank’s focus is on serving the financial needs of private and corporate, as well as multinational and institutional clients according to the following business model.

Business model of Dresdner Bank

(1)	Based on total assets as of December 31, 2007.

The Private & Corporate Clients division offers integrated financial solutions for private and corporate clients. These solutions are provided by dedicated sales and product units.

The Investment Banking division, known as Dresdner Kleinwort, focuses on German and multinational groups, financial investors and institutions requiring access to the capital markets and to global banking services.

In addition to our bankassurance activities, the distribution of Dresdner Bank products through our German insurance agents network is of increasing importance. By offering both insurance and banking services in 120 (as of December 31, 2007) selected agencies, an innovative and successful distribution channel is evolving.

We are subject to competition from both bank and non-bank institutions that provide financial services and, in some of our activities, also from government agencies. Substantial competition exists among a large number of commercial banks, saving banks, other public sector banks, brokers and dealers, investment banking firms, insurance companies investment advisors, mutual funds and hedge funds that provide the types of banking products and services that our banking operations offer.

Asset Management operations

We are one of the five largest asset managers in the world.(2)

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

(2)	Based on total assets under management as of December 31, 2007, own source.

AGI’s customer and selected product range

Our retail asset management business is primarily conducted under the brand name Allianz Global Investors (“AGI”) through our operating companies worldwide. In our institutional asset management business, we operate under the brand names of our investment management entities, with AGI serving as an endorsement brand. With €725 billion of third-party assets as of December 31, 2007, AGI managed 94.8% (2006: 94.6%) of our total third-party assets on a worldwide basis, which includes fixed income, equity, money market and sector products, as well as alternative investments.

The United States and Germany as well as France, Italy and the Asia-Pacific region represent our primary asset management markets.

Our distribution channels vary by product and geographic market. In Europe and in the United States, AGI markets and services its institutional products through specialized operations and personnel. Retail products in Europe are mostly distributed through proprietary Allianz Group channels. In the United States, AGI’s local asset management operating entities also offer a wide range of retail products. In addition we have committed substantial resources to the expansion of the third-party asset management business in the Asia-Pacific region.

In the asset management business, competition comes from all major international financial institutions and peer insurance companies that also offer asset management products and services, competing for retail and institutional clients.

Corporate segment

Our Corporate segment’s activities include the management and support of Allianz Group’s businesses through its strategy, risk, corporate finance, treasury, financial control, communication, legal, human resources and technology functions. The Corporate segment also includes the Group’s alternative investments coordinated by Allianz Alternative Assets Holding GmbH.

Legal Structure

AGF minorities buy-out procedure completed

As of December 31, 2006 Allianz SE owned 57.5% of the share capital and 60.2% of the voting rights of its French-based subsidiary, Assurances Générales de France S.A. (“AGF”). In order to achieve full ownership of AGF, Allianz announced a tender offer for the outstanding AGF shares on January 18, 2007.

The acceptance period for the tender offer started on March 23, 2007 and ended on April 20, 2007. The consideration for one AGF share provided in the offer was 0.25 of an Allianz SE share and €87.50 in cash, which was increased to €88.45 to reflect the dividend per Allianz SE share for 2006 multiplied by 0.25, as Allianz SE shares issued due to the tender offer did not carry the rights to dividends for 2006.

On April 27, 2007 the French stock market authority, the Autorité des Marchés Financiers (“AMF”) announced, that following the closing of the tender offer for the outstanding shares of AGF, Allianz SE (directly and indirectly through its subsidiary Allianz Holding France SAS) held 178,030,698 AGF shares representing 92.18% of AGF’s share capital and voting rights. Taking into account the 6,199,392 treasury shares held by AGF representing 3.21% of the share capital, minority shareholders held 8,895,695 shares representing 4.61% of AGF, less than 5%, the threshold for a subsequent squeeze-out procedure of the AGF share capital and voting rights.

In order to achieve 100% ownership of AGF, Allianz SE and its subsidiary Allianz Holding France SAS subsequently launched a mandatory squeeze-out procedure of the AGF shares still held by minority shareholders. In accordance with the General Regulations of the AMF, and subject to review and prior authorization by the AMF, the squeeze-out was implemented on the basis of a price of €125.00 in cash per AGF share. Additionally, AGF’s minority shareholders also received the 2006 AGF dividend of €4.25 per share.

On July 10, 2007, the Allianz Group completed the squeeze-out procedure for AGF and now holds 100% of the shares of AGF. As a result, the AGF shares are no longer listed on the Paris stock exchange Euronext.

Concurrent with the AGF transaction, and in order to provide the share component of the consideration to AGF shareholders, Allianz completed a capital increase involving the issuance of approximately 16.97 million new Allianz SE shares. The total cash component of the consideration for the acquisition of the outstanding AGF shares amounted to approximately €7.1 billion.

Acquisition in 2007

On February 21, 2007 Sistema and Allianz signed a share purchase agreement, whereby Allianz became a major shareholder of ROSNO Group, one of the four leading insurance companies in Russia. Allianz now holds approximately 97% in ROSNO, which is active in the Property-Casualty, Life/Health and Asset Management business. With this acquisition, we improved our strategic position in Central and Eastern Europe and expect to become by far the most important foreign majority owner of an insurance company in our strategic market Russia.

Squeeze-out of Allianz Lebensversicherungs-AG announced

On January 18, 2008 we announced the start of the squeeze-out process for the remaining shares in Allianz Lebensversicherungs-AG, having reached the required threshold of 95%.

Important Group Organizational Changes(1)

In order to realize the potential for operational and strategic synergies, we continued to pursue the

(1)	Please see Note 4 to our consolidated financial statements for information on changes in the scope of consolidation in the years ended December 31, 2007, 2006 and 2005.

reorganization projects started in recent years and complemented these with additional new activities:

Reorganization of German Insurance Operations

We continued the reorganization of our German insurance operations which was announced in 2005, by consolidating our major insurance subsidiaries under the Allianz SE wholly-owned holding company Allianz Deutschland AG and revising our regional sales and service structure. This process is part of our ongoing effort to simplify structures and reduce complexity within the Allianz Group, enabling us to react to changes in our markets with greater speed, focus and flexibility. Our goal is to create one joint presence of our insurance operations, with customers perceiving Allianz as one unit with comprehensive high quality services geared toward the customer’s needs. The reorganization is part of our strategy to further develop our leading position in the German insurance market.

At the beginning of 2007, we completed negotiations with the works councils, such negotiations being an important prerequisite for the implementation of the new operating model.

The German insurance operations are now organized according to the following business structure.

Business model of Allianz Deutschland AG

We are continuing this reorganization program and expect the reduced complexity to allow us to reduce costs in the long-term.

In the framework of the reorganization back-office functions were lined up based on a shared services approach. This process was already started in 2006 and was further implemented in 2007 according to schedule. In the course of the year 2007 the Allianz north-east service region tested the functionality of the new business model in a pilot phase. In the financial year 2008 the remaining three regions will also be reorganized.

Reorganization in Italy

On October 1, 2007 the integration of Riunione Adriatica di Sicurtà (“RAS”), Lloyd Adriatico and Allianz Subalpina, which are–as a group–the second largest composite insurer in Italy(1), was completed successfully. The newly formed Allianz S.p.A. is now able to realize the chance to exploit new opportunities for growth. To support this, the brands of the sales networks were reinforced with the Allianz brand, so e.g. the former RAS brand is now called “Allianz RAS”.

(1)	Based on gross premiums written and statutory premiums written; source Italian Insurers Association, ANIA.

Global Diversification of our Insurance Business1)

As an integrated financial services provider we offer insurance, banking and asset management products and services to more than 80 million customers in over 70 countries. We are one of the leading global services providers of insurance, banking and asset management. Based on our market capitalization2), we are the largest financial institution in Germany.

Germany

In Germany, we have more than 100 years of experience in the insurance business. Today, together with Dresdner Bank and Allianz Global Investors we offer a complete spectrum of financial services.

Operations

We operate in the German market mainly through our insurance companies Allianz Versicherungs-Aktiengesellschaft (“Allianz Sach”), Allianz Lebensversicherungs-Aktiengesellschaft (“Allianz Leben”) and Allianz Private Krankenversicherungs-Aktiengesell-schaft (“Allianz Private Kranken”). In addition, Allianz Beratungs- und Vertriebs-AG serves as a distribution company. All entities are organized under the umbrella of the holding company Allianz Deutschland AG.3) At the end of 2007, Allianz Deutschland AG had a total of 19.8 million customers.

As the market leader in Germany based on gross premiums written in 20074), Allianz Sach develops and provides property-casualty.

For life insurance, with Allianz Leben we are also market leader based on statutory premiums in 2007.4) In addition to Allianz Leben, we operate through a variety of smaller operating entities in the German market.

Through Allianz Private Kranken, we are the third-largest private health insurer in Germany based on statutory premiums in 2007.4)

Our German results of operations also include our property-casualty assumed reinsurance business, which is primarily attributable to Allianz SE.

(1)	Please see “ITEM 18. Financial Statements—Notes to the Allianz Group’s Consolidated Financial Statements—Selected subsidiaries and other holding” for a breakdown of selected operating entities.
(2)	As of March 1, 2008. Source: Deutsche Börse Group.
(3)	Please see “Information on the Company—Important Group Organizational Changes—Reorganization of German Insurance Operations” for further information.
(4)	Source: Based on data provided by German Insurance Association, GDV.

Products & Distributions

We offer products not only for all three insurance lines but also with a clear focus on products combining coverage from life, health and property-casualty insurance designed to better respond to customer needs. In addition we distribute products from Dresdner Bank and Allianz Global Investors Germany.

Our products are distributed mainly through a network of full-time tied agents, while distribution through our new bankagencies and brokers is increasing.

In property-casualty, we offer a wide variety of insurance products for financial coverage for risks to private and business clients. Our main lines of business are motor liability and own damage, accident, general liability and property insurance.

In the life business, we are active both in the private and commercial markets and offer a comprehensive range of life insurance and related products on both an individual and group basis. The main classes of coverage offered include annuity, endowment and term insurance. In our commercial lines, we offer group life insurance and provide companies with services and solutions in connection with pension arrangements and defined contribution plans.

In the health insurance business, we provide a wide range of products, including full private health care coverage for salaried employees and the self-employed, supplementary insurance for individuals insured under statutory health insurance plans, supplementary care insurance and foreign travel medical insurance.

Outlook

In order to strengthen our market position, we intend to further develop our customer-focused organization and aim to provide our clients with more integrated products for every stage of their lives.

For the property-casualty business, we see Germany being a rather mature market with a high degree of competition. One of the key challenges is achieving growth while also maintaining an appropriate level of profitability. To deliver all-encompassing service in emergency cases we will further develop our assistance-services for individuals and corporate customers.

For our life business, we expect strong growth opportunities as we see an increasing demand for private retirement products and retirement provisions in general.

Our health insurance business with its two basic products – full health care coverage and supplementary insurance – is expected to be impacted by the German health care reform during the upcoming years. As a result of the reforms, we expect demand for full health care coverage to grow only slightly. On the other side, we believe that supplementary insurance will further increase, though we will also face competition arising from statutory health insurers which have been allowed to offer special supplementary insurance (so called “Wahltarif”) from 2007 onwards.

Europe

Europe is our home region. We consider property-casualty insurance in this region to be rather saturated. In life/health insurance, we view aging societies and their rising need for private retirement products and additional health insurance coverage as a growth opportunity.

2007 in review:

–	April 30: Allianz Cornhill Insurance plc in the UK was renamed Allianz Insurance plc
–	July 10: AGF minorities buy-out procedure completed
–	October 1: Integration of all Allianz operations in Italy into Allianz S.p.A. completed (RAS, Lloyd Adriatico and Subalpina)
–	December 3: AGF Belgium changed its name to Allianz Belgium S.A.
–	November 21: Announcement of AGF Asset Management name change to Allianz Global Investors (France) SA effective January 1, 2008.

France

Operations

In France, we operate through the Assecurances Générales de France (or “AGF”) Group, a major participant in insurance and financial services. We are ranked third in the French property-casualty market and eighth in the life/health insurance market, based on gross premiums written and statutory premiums, respectively, in 2006.1) AGF’s activities encompass several areas, including: property-

casualty insurance, life/health insurance, asset management and banking.

The acquisition of the minority interest in AGF carried out in 2007 is designed to reduce the complexity of our organization and to allow us to further implement Allianz Group-wide programs and initiatives, as well as to strengthen our market position in France.2)

Products & Distributions

The broad range of AGF-branded products for both individuals and corporate customers, including property, injury and liability insurance as well as short-term investment and savings products, are distributed primarily through a network of tied agents, brokers and partnership channels. Furthermore, we market our products through AGF Banque. An important portion of our life statutory premiums in France is generated through the sale of unit-linked policies.

Outlook

Operating in a property-casualty market that has seen limited growth in recent years, we seek to focus on maintaining operating profitability while simultaneously implementing selective initiatives aimed at generating growth. For example, we introduced a new motor tariff at the end of 2006 together with special marketing operations in 2007.

We consider AGF’s life business to be a growth area.

(1)	Source : French Insurers Association, FFSA
(2)	Please see “Information on the Company – Legal structure – AGF minorities buy-out procedure completed” for further information.

Italy

Operations

In October 2007, the former operations of the RAS S.p.A., Lloyd Adriatico S.p.A. and Allianz Subalpina S.p.A were integrated into one single company, Allianz S.p.A., in an effort to better serve the Italian market with a broad range of insurance and financial products, more effective customer service and best practice solutions. Allianz S.p.A. is the second1 ) largest Italian insurance group based on gross premiums written and statutory premiums written, respectively.

Products & Distributions

We operate in most major personal and commercial property-casualty lines in Italy. The most important one is motor. Other important business lines are fire, general liability and personal accident insurance. We sell our products through traditional and direct sales channels as well as via our joint-venture Credit RAS.

In the life/health business, we offer individual life policies, primarily in the form of endowment policies. Additionally, we offer annuity products and an increasing number of unit/index-linked policies, in which policyholders participate directly in the performance of policy-related investments. In 2007, these products contributed three-fourths of our combined statutory premiums in Italy. A large percentage of our contracts are marketed through our bancassurance channel.

Outlook

We view the Italian market, having a lower penetration rate for non-motor insurance products compared to other European markets, as a potential growth market. The currently weak economic environment in Italy, however has led to slower market growth compared to past trends. Additionally, several regulatory reforms, such as the so-called “Bersani Law”, aimed at increasing competition and reducing market prices might challenge insurers’ profitability. Nevertheless, we seek to grow via a multi-channel distribution strategy that comprises of agents, bancassurance and financial advisors.

United Kindom

Operations

We serve the market in the United Kingdom primarily through our subsidiary Allianz Insurance plc. (formerly Allianz Cornhill Insurance plc.).

Products & Distributions

We offer a broad range of property-casualty products, including a number of specialty products, which we sell through our retail and commercial lines and through a range of distribution channels, including affinity groups.

Outlook

Operating in a highly competitive market, Allianz Insurance continues to concentrate on active “cycle management”, whereby we seek to capitalize on growth opportunities that offer a profitable correlation between premium rates and risks and forego premium growth in areas with increasing pricing pressures, as a measure to support operating profitability.

Switzerland

Operations

We serve the Swiss property-casualty market through Allianz Suisse and Allianz Risk Transfer AG. Allianz Suisse acts as the umbrella brand for our four general legal entities in Switzerland. Based on gross premiums written in 2006, Allianz Suisse ranks fourth in Switzerland.2)

We conduct our life/health operations in this region primarily through Allianz Suisse Lebensversicherungs-Gesellschaft and Phénix Vie. In aggregate, these operating entities represent the sixth largest life insurance provider in Switzerland based on statutory premiums in 2006.2)

Products & Distributions

Allianz Risk Transfer AG offers conventional reinsurance and a variety of alternative risk transfer products. In the general property-casualty market in Switzerland served through Allianz Suisse, the most important line of business for Allianz Suisse is motor, contributing nearly 40% of its gross premiums written in 2007.

In the life/health market, we provide a wide range of individual and group life insurance products, including retirement, death and disability products.

(1)	Source : Italian Insurers Association, ANIA
(2)	Source : Statistics of the Swiss Federal Bureau of Private Insurers

Outlook

In the very competitive property-casualty business in Switzerland, we will continue to focus on profitability, while simultaneously attempting to achieve attractive growth.

We believe there is potential for growth in our life/health business through enhancement of agent and broker networks and, given our relatively high market share in property-casualty, through cross-selling between our segments.

Spain

Operations

We serve the Spanish property-casualty market through our operating entities Allianz Compañía de Seguros y Reaseguros S.A. and Fénix Directo S.A. We rank third in the Spanish market, based on gross premiums written in 2007.1)

We conduct our life/health operations in Spain through Allianz Compañía de Seguros y Reaseguros S.A. and through Eurovida, our joint venture with Banco Popular.

Products & Distributions

In Spain, we offer a wide variety of personal and commercial property-casualty insurance products, with an emphasis on motor business, comprising approximately two-thirds of our gross premiums written in Spain in 2007.

Additionally, we provide a broad life/health insurance product portfolio, consisting primarily of traditional life insurance, annuities, pension and unit-linked products, which are mainly distributed by agents and through our bank channel.

Outlook

Market conditions in Spain are characterized by intense price competition especially in the motor business. Nevertheless, we expect further above market growth in the property-casualty segment, also supported by our direct sales channel.

In life/health insurance business we experience profitable growth. Despite recent tax reforms resulting in many life products losing their tax privileges, we expect to sustain our competitive position.

Western and Southern Europe

Operations

We conduct property-casualty operations in most of the other Western and Southern European countries, of which, based on gross premiums written in 2007, the largest are our operations in the Netherlands, Austria and Ireland.

We also provide life/health insurance in most of the other Western and Southern European countries, of which, based on statutory premiums 2007, the largest are in Belgium and the Netherlands.

Products & Distributions

The most important lines of business in the Netherlands are motor and fire insurance. Our Dutch subsidiary distributes its products through independent agents and brokers. In Austria, we offer a broad range of property-casualty products to individual and group customers primarily through salaried sales forces, tied agents and brokers. Our Irish subsidiary offers a wide variety of products, mainly motor and property insurance for commercial and private customers, distributing predominantly through brokers and banks as well as telephone- and internet-based direct sales channels. In Belgium, we market a wide range of life insurance products, which won awards several times, mainly through brokers. In the Netherlands, we also offer a broad range of life insurance products and have a strong position in the unit-linked market.

Outlook

The Dutch insurance market is characterized by intense competition. Here we expect further price decreases in the motor business, whereas in Ireland, we expect the market to become more favorable in 2008, both in commercial and in personal lines.

The larger life insurance markets in our Western and Southern European region are mature and provide only limited growth opportunities.

(1)	Source : Research and Statistics Bureau of Spanish Insurers and Pension Funds, ICEA

New Europe

Our presence in “New Europe” dates back to the acquisition of the Hungarian state-run insurance company Hungaria Biztosito in 1989. Today, we operate our business in this region through more than 25 companies in 10 countries, and we are the largest foreign insurer based on statutory premiums and gross premiums written in 20061), respectively. We offer life, health, property and casualty insurance, as well as pension fund products.

2007 in review:

–	February 21: Allianz acquires 49.2% of the shares of the ROSNO Group
–	May 21: Allianz acquires Russian insurer Progress-Garant
–	September 20: Market entry in Kazakhstan through the acquisition of 100% of the shares of ATF-Polis from ATF Bank

Operations

Based on gross premiums written in 20061), we are the leading property-casualty international insurance company in New Europe, which we believe is one of the fastest growing insurance markets in the world. We serve the market through our operating subsidiaries in Hungary, the Czech Republic, Slovakia, Poland, Bulgaria, Romania, Croatia, Ukraine and Russia. Further expansion in the region has begun with the acquisition of ATF Polis insurance company in Kazakhstan.

In the life/health segment, we are present in all key markets in this region and are one of the top four life insurance providers, based on statutory premiums in 20061).

Products & Distributions

The primary property-casualty products sold in these countries are mandatory motor third-party liability and motor own damage coverage as well as industrial, commercial and private property lines. In 2007, we continued to expand our life/health product range and sales capacity throughout New Europe by following a multi-channel distribution approach, and sell both unit-linked and traditional life insurance products. Following the 2006 launch of a limited-edition index-linked life insurance product, we have continued expanding offerings of investment-oriented products. Our Hungarian insurer, Allianz Hungária Biztositó Rt., is transforming into an integrated financial services provider operating under an “assurbanking” model.

Outlook

Motor business products and, increasingly, other personal lines continue to be the primary source of our growth. We also expect to expand and further develop our sales network. We believe we are well-positioned to capture the opportunities from the growing demand that we expect for property-casualty insurance products.

New Europe represents one of the fastest growing life insurance markets in the world, primarily resulting from low penetration levels. In anticipation of the expected growth, we continue to strengthen our sales capacity and product range.

(1)	Source: Own estimate based on published statistics from regulatory bodies and insurance associations.

Asia-Pacific and Africa

We consider Asia Pacific to be one of our major growth regions. Allianz has been present in the region since 1917, when we began providing fire and marine insurance in the coastal cities of China.

Today, Allianz is active in all key markets of the region, offering its core businesses of property and casualty insurance, life and health insurance, asset management and banking. With more than 13,000 staff, Allianz serves over 18.5 million customers in the region.

To elevate our presence in the Middle East region to a new level and to set the course for further internal and external growth, we established the Middle East as our third major growth region from October 1 onwards. The regional unit assembles Allianz’s entities in Bahrain, Egypt, India, Jordan, Lebanon, Pakistan, Saudi Arabia and Sri Lanka and is directed from a central office in Bahrain.

Allianz also operates in several countries in Africa.

2007 in review:

–	January 15: Acquisition of Commerce Assurance Berhad in Malaysia
–	January 18: Majority take over in Taiwan at Allianz President Life and re-branding as Allianz Taiwan Life on July 7
–	March 12: New joint venture “Bajaj Allianz Financial Distributors Ltd.” for distribution of financial products, such as mutual funds, credit cards and loans, throughout India
–	July 30: Licence to expand into Jiangsu province granted to Allianz China Life
–	November 20: Licence to enter Beijing life markets to Allianz China Life

Asia-Pacific

Operations

In the Asia-Pacific region we maintain property-casualty operations in Malaysia (recently expanded through the acquisition of Commerce Assurance Berhad), Indonesia and other Asia-Pacific countries, including China, Thailand, Japan, Hong Kong, Singapore, Laos and India.

The majority of our life/health business in this region is conducted in South Korea through Allianz Life Insurance Co. Ltd. (Allianz Life Korea) and in Taiwan through Allianz Taiwan Life Insurance Company. Allianz Life Korea was the sixth-largest life insurance company in South Korea based on statutory premiums in 2007.1) We also maintain operations in Malaysia, Indonesia, as well as in China, Thailand, Pakistan and India.

Products & Distributions

We offer a full suite of products through our distribution network of approximately 320,000 agents in the region. Another important distribution channel is via our bank partners.

Our South Korean operations market a wide range of life insurance products. Due to the interest rate risk and a favorable equity market in South Korea, Allianz Life Korea has increasingly shifted its focus to variable and equity-indexed products. Allianz Taiwan Life primarily sells investment-oriented products through its bank channels.

(1)	Source: South Korean Life Insurance Association.

Outlook

We are seeking to expand in all of our selected markets in the region through internal growth and selected acquisitions.

China and India, in particular, are strategic growth markets for Allianz.

In China, our partnership with Industrial and Commercial Bank of China Ltd. emphasizes our long-term commitment to the market and also offers a platform for our strategic expansion.

We are also targeting additional growth in India through our joint venture with Bajaj Allianz Financial Distributors Ltd.

Australia

Operations

The large majority of our property-casualty business in Asia-Pacific is generated by Allianz Australia, which serves the Australian and New Zealand markets.

Since 2006 Allianz has sold life insurance products in Australia under the company name Allianz Australia Life Insurance Ltd.

Products & Distributions

Our Australian insurance operations include a variety of products and services, with strong positions in the workers’ compensation market, as well as in rehabilitation and occupational health, safety and environment services. We also operate in certain niche markets, including premium financing and pleasure craft insurance. Allianz Australia markets products through brokers and non-tied agents, as well as directly to customers.

Outlook

In Australia, we expect to continue to employ market segmentation techniques, which include diversifying the portfolio outside of the traditionally cyclical areas.

The Americas

Allianz first established its presence in the Americas in 1974 when an office was opened in Brazil. In 1976, we commenced our property-casualty insurance business in the US. Today, we are active in North and South America, with companies based in the US, Canada, Mexico, Argentina, Brazil and Colombia.

2007 in review1):

–	July 2: Sale of our business in Venezuela
–	September 17: AGF Allianz Argentina renamed Allianz Argentina

United States

Operations

Our property-casualty insurance business in the United States is operated through Fireman’s Fund Insurance Company (Fireman’s Fund). Our Life and annuity business is operated through Allianz Life Insurance Company of North America (Allianz Life US).

We reorganized our business lines in the United States by organizing our operating entities under the umbrella of Allianz of America Inc. This reorganization is designed to allow our U.S. companies to leverage all of their available resources and assets and to enable them more effectively anticipate and deliver on customer needs.

Products & Distributions

Through Fireman’s Fund we underwrite personal, commercial and specialty lines, selling these products primarily through independent agents. Our commercial business unit offers specialized property and casualty coverage for businesses, while our Personal business unit focuses on high net worth individuals and the Specialty business unit provides marine and casualty products as well as multiperil crop/hail insurance.

Our life and annuity business primarily underwrites fixed, fixed- indexed and variable annuities, which are sold through independent distribution channels.

Outlook

Fireman’s Fund expects to continue to grow in its target markets by enhancing customer solutions introducing new products and services, and leveraging cross selling through strengthened distribution management.

After a slowdown in business in 2006 and 2007, Allianz Life U.S. is taking measures to grow its annuity products business by expanding distribution with broker-dealers, banks and wire-houses, designing channel-specific products and also reinforcing development of fixed-indexed and variable products.

South America

Operations

We conduct our property-casualty operations in Brazil through our subsidiary AGF Brasil Seguros S.A. Based on gross premiums written in 2007, we are the eighth-largest property-casualty insurance provider in Brazil.1) We also sell property-casualty products in Colombia and Argentina.

Our largest life operation in this region is in Colombia. We also operate a health and a small life portfolio in Brazil.

Products & Distributions

In Brazil, we write mainly motor insurance, furthermore, we sell fire, transportation and other insurance coverage. Distribution is organized primarily through independent agents and brokers. In Colombia and Argentina, we offer a broad range of products.

Our life insurance activities in Colombia include traditional group life insurance as well as investment-oriented products such as savings, pension and annuity products.

Outlook

We expect growth in the property-casualty business to continue, primarily in Brazil and Argentina, mainly driven by the motor market.

We expect that growth rates in the South American life insurance market will remain attractive over the coming years.

Worldwide Speciality Lines

Operations

Through our subsidiary Euler Hermes, a global leader in credit insurance, we underwrite credit insurance in major markets around the world.2)

Allianz Global Corporate & Specialty primarily serves as the Allianz Group’s international corporate insurance business.

Through Mondial Assistance Group, we are among the world’s largest providers of travel insurance and assistance services based on gross premiums written in 2006.3)

In contrast to our other geographically-focused insurance businesses, we manage and offer these services on a worldwide basis.

Products & Distributions

Euler Hermes provides enterprises protection against the risk of non-payment of receivables and customer insolvency. Euler Hermes has developed a comprehensive range of services for the management of companies’ accounts receivables.

Through Allianz Global Corporate & Specialty, we offer a variety of other specialty lines of business, namely marine, aviation and industrial transport insurance and international industrial risks reinsurance.

Our Mondial Assistance Group offers travel insurance and assistance services.

Outlook

For credit insurance we see growth potential in Europe, North America and emerging markets. By providing high quality services, maintaining an information database and high financial strength rating, Euler Hermes aims to consolidate its leadership.

Through the combination of our international corporate business within Allianz Global Corporate & Specialty, managing a diversified portfolio of risk management solutions and services, we expect to realize synergies and increase efficiency.

At Mondial Assistance Group, we seek to enter new markets and develop new products.

(1)	Source: Based on data provided by National Association for Private Insurance Companies, FENASEG.
(2)	Source: Own estimate based on information from International Credit Insurance and Surety Association, ICISA.
(3)	Source: Own estimate based on published annual reports.

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

IBNR reserves are established to recognize the estimated cost of losses that have occurred but where the Allianz Group has not yet been notified (incurred but not yet reported, “IBNYR”) as well as additional development on case reserves (incurred but not enough reported, “IBNER”). IBNR reserves, similar to case reserves for reported claims, are established to recognize the estimated costs, including LAE, necessary to bring claims to final settlement. The Allianz Group relies on its past experience, adjusted for current trends and any other relevant factors, to estimate IBNR reserves.

IBNR reserves are estimates based on actuarial projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Trends on claim frequency, severity and time-lag in reporting are examples of factors used in projecting the IBNR reserves. IBNR reserves are reviewed and revised periodically as additional information becomes available.

The process of estimating loss and LAE reserves is by nature uncertain due to the large number of variables affecting the ultimate amount of claims. Some of these variables are internal to the Allianz Group, such as changes in claims handling procedures, introduction of new IT systems or company acquisitions and divestitures. Others are external to the Allianz Group, such as inflation, judicial trends and legislative and regulatory changes. The Allianz Group attempts to reduce the uncertainty in reserve estimates through the use of multiple actuarial reserving techniques and analysis of the assumptions underlying each technique.

During 2007, there were no significant changes in the mix of business written across Allianz Group. Moreover, there were no material changes to the amount and type of reinsurance placed in respect of the Group’s business.

On the basis of currently available information, management believes that the Allianz Group’s property-casualty loss and LAE reserves are adequate. However, the establishment of loss reserves is an inherently uncertain process, and accordingly, there can be no assurance that ultimate losses will not differ from these estimates. For more information, see “Risk Factors—Loss Reserves for Allianz Group’s property-casualty insurance and reinsurance policies are based on estimates as to future claims liabilities. Adverse developments relating to claims could lead to further reserve additions and materially adversely impact Allianz Group’s results of operations.”

Overview of Loss Reserving Process

Within the Allianz Group, loss and LAE reserves are set locally by reserving actuaries, subject to central monitoring and oversight by the Allianz SE actuarial department (“Group Actuarial”). This two stage reserving process is designed so reserves are set by those individuals most familiar with the underlying business, but in accordance with central standards and oversight. Our central standards are designed to provide consistent reserving methodologies and assumptions to be employed across the Allianz Group.

Local Reserving Processes

In each jurisdiction, reserves are calculated for individual lines of business taking into consideration a wide range of local factors. This local reserving process begins with local reserving actuaries gathering data to estimate reserves, with our companies typically dividing reserving data into the smallest possible homogeneous segments, while maintaining sufficient volume to form the basis for stable projections. For longer-tailed lines of business such as motor liability, development data going back for up to twenty years or more is used, while for shorter-tailed lines such as property, data going back five to ten years is typically considered sufficient. Once data is collected, we derive patterns of loss payment and emergence of claims based on historical data organized into development triangles arrayed by accident year versus development year. Loss payment and reporting patterns are selected based on observed historical development factors and also on the judgment of the reserving actuary using an understanding of the underlying business, claims processes, data and systems as well as the market, economic, societal and legal environment. We then develop expected loss ratios, which are derived from the analysis of historical observed loss ratios, adjusted for a range of factors such as loss development, claims inflation, changes in premium rates, changes in portfolio mix and change in policy terms and conditions.

Using the development patterns and expected loss ratios described above, local reserving actuaries produce estimates of ultimate loss and allocated loss adjustment expense (LAE) using several methods. The most commonly used local reserving methods are:

•	Loss Development (Chain-Ladder) Method, which estimates ultimate loss and LAE by applying loss development patterns directly to observed paid and reported losses.

•	Bornhuetter-Ferguson Method, which estimates loss and LAE using development patterns, observed losses and prior expected loss estimates.

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

Because loss reserves represent estimates of uncertain future events, our local reserving actuaries determine a range of reasonably possible outcomes. To analyze the variability of loss reserve estimates, actuaries employ a range of methods and approaches, including simple sensitivity testing using alternative assumptions as well as more sophisticated stochastic techniques. Group reserving standards require that each company’s local reserve committee meet quarterly to discuss and document reserving decisions and to select the best estimate of the ultimate amount of reserves within a range of possible outcomes and the rationale for that selection for the particular entity.

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

Minimum standards for actuarial loss reserving: Group-wide minimum standards of actuarial reserving define the reserving practices which must be conducted by each operating entity. These standards provide guidance regarding all relevant aspects of loss reserving, including organization and structure, data, methods, and reporting. Group Actuarial monitors compliance with these minimum standards through a combination of diagnostic reviews—i.e. standardized qualitative assessment of the required components in the reserving process—and local site visits. Group Actuarial informs the local operating entity of areas requiring immediate remediation as well as areas for potential improvement and coordinates with the local operating entities to address the relevant issues and implement improvements.

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

Regular peer reviews by Group Actuarial or reserves reports provided by local operating entities: Local operating entities are required to provide Group Actuarial an annual reserve report, documenting the entity’s analysis of its loss and LAE reserves. The Allianz Group standard for these reports is that an independent actuary, by analyzing this report and discussing it with the entity, must be capable of forming an opinion regarding the appropriateness of the entity’s held reserves. In years when Group Actuarial does not perform a complete reserve review of an Allianz Group company, it will perform a peer review of the entity’s own analysis.

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

The following table breaks down the loss and LAE reserves of the Allianz Group, in total and separately by IBNR and case reserves, gross of reinsurance, by region and major line of business for the years ending December 31, 2005, 2006 and 2007, on an IFRS basis. The credit, travel and global corporate lines are written on a world-wide basis through multiple legal entities in several countries, and as a result, are not included in the regional totals.

The Allianz Group estimates that loss and LAE reserves consist of approximately 10% short-tail, 62% medium-tail and 28% long-tail business.

Allianz Group

Loss and LAE Reserves by Year, Region and Line of Business, Gross of Reinsurance(1)

IFRS Basis

Euro in millions

	Automobile Insurance			General Liability			Property			Other Short-Tail Lines(2)			Other Medium-Tail Lines(2)			Other Long-Tail Lines(2)			Total
as of December 31, 2007	2005	2006	2007	2005	2006	2007	2005	2006	2007	2005	2006	2007	2005	2006	2007	2005	2006	2007	2005	2006	2007
Germany(3)	4,696	4,681	4,778	1,826	1,875	1,879	748	556	570	—	—	—	2,731	2,454	2,276	2,051	2,017	1,940	12,053	11,583	11,442
Case Reserves(1)	4,579	4,555	4,650	1,251	1,300	1,309	592	452	455	—	—	—	1,984	1,631	1,279	679	695	719	9,085	8,632	8,412
IBNR	117	126	128	574	575	570	156	104	115	—	—	—	748	824	997	1,373	1,322	1,221	2,968	2,951	3,030
France	2,180	2,224	2,240	1,901	1,924	1,884	1,161	1,103	1,117	306	316	509	2,144	2,182	1,433	1,052	997	1,589	8,744	8,746	8,772
Case Reserves(1)	1,610	1,511	1,490	1,541	1,534	1,480	963	921	932	95	114	156	785	763	157	54	66	460	5,049	4,910	4,674
IBNR	571	713	750	359	390	404	197	182	186	211	202	353	1,359	1,419	1,276	997	931	1,130	3,695	3,836	4,098
Italy	4,175	4,192	4,360	1,579	1,716	1,833	449	521	464	142	134	168	430	459	419	12	14	19	6,786	7,035	7,262
Case Reserves(1)	2,927	3,091	3,401	1,023	1,067	1,182	422	510	470	119	110	132	385	407	376	11	13	18	4,886	5,197	5,578
IBNR	1,249	1,101	959	556	649	651	27	10	(6)	23	24	36	45	53	43	1	1	1	1,900	1,838	1,684
United Kingdom	1,029	1,005	883	418	503	520	615	485	384	73	77	77	194	259	245	927	935	789	3,257	3,265	2,897
Case Reserves(1)	836	847	809	306	356	403	456	356	342	30	29	25	116	179	176	607	577	500	2,350	2,344	2,255
IBNR	193	157	74	112	147	117	159	129	42	44	48	52	79	80	69	320	359	288	907	921	641
Switzerland	824	842	873	236	233	228	146	104	98	82	74	74	872	836	692	1,119	1,080	1,070	3,278	3,169	3,036
Case Reserves(1)	718	683	679	189	191	186	126	74	72	59	53	50	675	725	597	791	764	742	2,557	2,490	2,326
IBNR	106	159	193	47	42	42	20	29	26	24	22	24	197	111	95	328	315	329	721	679	710
Spain	1,036	1,134	1,217	264	280	298	135	142	147	2	3	3	69	82	136	189	183	207	1,695	1,824	2,007
Case Reserves(1)	992	1,072	1,163	219	208	226	117	117	121	2	2	3	51	64	115	168	151	179	1,550	1,614	1,806
IBNR	44	62	54	44	72	72	17	25	26	0	0	0	19	19	20	21	32	28	145	210	201
Other Europe	2,742	2,864	2,927	1,033	1,051	1,117	485	538	630	302	197	210	174	146	82	604	592	653	5,340	5,388	5,618
Case Reserves(1)	2,379	2,378	2,445	781	786	838	441	433	535	247	132	141	133	121	71	432	436	485	4,414	4,287	4,516
IBNR	363	486	482	252	265	279	44	104	95	54	65	69	41	25	11	172	157	168	926	1,102	1,103
NAFTA Region(3), (4)	533	419	294	4,001	3,575	3,079	148	145	175	414	270	177	1,080	1,103	1,048	1,345	1,077	954	7,519	6,589	5,728
Case Reserves(1)	311	230	164	1,261	1,250	918	28	89	115	257	47	95	571	270	129	1,057	846	693	3,485	2,730	2,114
IBNR	221	189	130	2,740	2,325	2,161	120	57	60	156	224	82	509	833	920	288	231	261	4,034	3,859	3,614
Asia - Pacific Region	1,384	1,381	1,508	379	379	403	219	184	221	39	40	1	110	119	182	671	665	694	2,802	2,768	3,010
Case Reserves(1)	782	899	998	110	113	128	147	114	168	3	2	0	49	49	55	217	221	229	1,307	1,398	1,579
IBNR	602	483	509	270	266	275	72	70	53	36	38	0	61	70	127	454	444	466	1,495	1,371	1,431
South America & other	165	176	167	56	59	63	110	149	187	—	—	—	77	68	72	—	—	—	407	452	490
Case Reserves(1)	130	127	129	55	57	59	91	136	182	—	—	—	52	46	39	—	—	—	328	366	408
IBNR	34	48	38	1	2	4	19	13	5	—	—	—	25	22	34	—	—	—	80	86	81
Subtotal of countries / regions	18,764	18,919	19,247	11,691	11,595	11,303	4,216	3,926	3,992	1,361	1,111	1,218	7,882	7,709	6,586	7,969	7,560	7,916	51,882	50,818	50,262
Case Reserves(1)	15,264	15,393	15,929	6,736	6,862	6,728	3,384	3,203	3,391	813	488	603	4,800	4,254	2,994	4,015	3,767	4,024	35,010	33,968	33,669
IBNR	3,500	3,525	3,318	4,956	4,732	4,575	832	723	601	548	622	615	3,082	3,455	3,591	3,954	3,793	3,892	16,872	16,850	16,592
Credit Insurance	—	—	—	—	—	—	—	—	—	688	691	656	424	351	387	—	—	—	1,112	1,042	1,042
Case Reserves(1)	—	—	—	—	—	—	—	—	—	445	452	424	663	586	622	—	—	—	1,108	1,038	1,045
IBNR	—	—	—	—	—	—	—	—	—	243	239	232	(239)	(235)	(235)	—	—	—	4	4	(3)

	Automobile Insurance			General Liability			Property			Other Short-Tail Lines(2)			Other Medium-Tail Lines(2)			Other Long-Tail Lines(2)			Total
as of December 31, 2007	2005	2006	2007	2005	2006	2007	2005	2006	2007	2005	2006	2007	2005	2006	2007	2005	2006	2007	2005	2006	2007
Allianz Global Corporate & Specialty(3)	—	—	—	1,632	1,399	1,229	1,930	1,594	1,165	72	131	152	2,819	2,921	2,870	685	616	54	7,137	6,662	5,470
Case Reserves(1)	—	—	—	713	719	483	1,305	966	828	33	78	75	1,622	1,463	1,617	441	408	27	4,114	3,633	3,029
IBNR	—	—	—	919	681	746	625	629	337	39	53	77	1,197	1,458	1,253	244	208	27	3,023	3,028	2,440
Travel Insurance and Assistance Services	—	—	—	—	—	—	—	—	—	128	143	169	—	—	—	—	—	—	128	143	169
Case Reserves(1)	—	—	—	—	—	—	—	—	—	108	117	140	—	—	—	—	—	—	108	117	140
IBNR	—	—	—	—	—	—	—	—	—	20	26	28	—	—	—	—	—	—	20	26	28
Subtotal of specific business (global)	—	—	—	1,632	1,399	1,229	1,930	1,594	1,165	888	964	976	3,243	3,272	3,257	685	616	54	8,377	7,846	6,681
Case Reserves (1)	—	—	—	713	719	483	1,305	966	828	586	647	639	2,285	2,049	2,239	441	408	27	5,330	4,789	4,215
IBNR	—	—	—	919	681	746	625	629	337	302	317	337	958	1,223	1,018	244	208	27	3,047	3,057	2,466
Allianz Group Total	18,764	18,919	19,247	13,323	12,994	12,532	6,146	5,520	5,157	2,248	2,075	2,194	11,125	10,981	9,842	8,654	8,176	7,970	60,259	58,664	56,943

Case Reserves(1)	15,264	15,393	15,929	7,448	7,581	7,211	4,689	4,169	4,219	1,399	1,136	1,242	7,085	6,303	5,233	4,456	4,175	4,051	40,340	38,757	37,885
IBNR	3,500	3,525	3,318	5,875	5,413	5,321	1,457	1,352	938	850	939	952	4,040	4,678	4,609	4,198	4,001	3,920	19,919	19,908	19,058

(1)	By jurisdiction of individual Allianz Group subsidiary companies.
(2)	For 2007 lines of business are allocated to Other Short-, Medium- and Long-Tail Lines based on more detailed information depending on duration by jurisdiction.

Prior year balances have been adjusted to reflect these reclassifications and allow for comparability across periods.

(3)	Allianz Global Corporate & Specialty was established in 2006 and combines reserves formerly presented as Marine & Aviation and as part of reserves for Germany and NAFTA Region.

Prior year balances have been adjusted to reflect these reclassifications and allow for comparability across periods.

(4)	For NAFTA lines of business are allocated following an updated definition.

Prior year balances have been adjusted to reflect these reclassifications and allow for comparability across periods.

When reviewing the foregoing tables, caution should be used in comparing the split between case and IBNR reserves across country and line of business. The portion of IBNR on total loss reserves varies by line of business due to different reporting and settlement patterns. For short-tail lines of business, such as property, claims are generally reported immediately after occurrence and settled in a period of only a few years. For long-tail lines of business, such as product liability, it is not unusual that a claim is reported years after its occurrence and settlement can also take a significant length of time, in particular for bodily injury claims.

In addition, the portion of IBNR as a percentage of total loss reserves varies considerably across regions. IBNR reserves represent the amount which, together with reported case reserves, is needed to fully provide for indemnity and claims cost until final settlement. As such, IBNR reserves are typically calculated as the difference between total reserves and known case reserves. The relative level of case reserves, however, differs significantly by country and company based on the regulatory environment and company practices and procedures on setting case reserves. In some jurisdictions, such as Germany, case reserves are set on a prudent basis according to local regulatory requirements, leading to relatively low (or negative) IBNR. While total reserves for loss and LAE are set on a best estimate level as required by IFRS, the split by case reserve and IBNR is strongly dependent on the jurisdiction and line of business. In particular, a low (or negative) level of IBNR in a certain country does not indicate weak overall reserve levels.

Reconciliation of Beginning and Ending Loss and LAE Reserves

The following table reconciles the beginning and ending reserves of the Allianz Group, including the effect of reinsurance ceded, for the property-casualty insurance segment for each of the years in the three-year period ended December 31, 2007 on an IFRS basis.

Changes in the reserves for Loss and loss adjustment expenses for the Property-Casualty segment

	2007			2006			2005
	Gross	Ceded	Net	Gross	Ceded	Net	Gross	Ceded	Net
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of January 1	58,664	(9,333)	49,331	60,259	(10,604)	49,655	55,528	(10,049)	45,479
Plus incurred related to:
Current year	29,839	(2,994)	26,845	28,214	(2,572)	25,642	30,111	(3,580)	26,531
Prior years(1)	(1,708)	348	(1,360)	(1,186)	217	(969)	(1,632)	433	(1,199)

Total incurred	28,131	(2,646)	25,485	27,028	(2,355)	24,673	28,479	(3,147)	25,332

Less paid related to:
Current year	(13,749)	1,118	(12,631)	(12,436)	675	(11,761)	(12,742)	861	(11,881)
Prior years	(14,206)	1,952	(12,255)	(14,696)	2,455	(12,241)	(13,284)	2,568	(10,716)

Total paid	(27,955)	3,070	(24,885)	(27,132)	3,130	(24,002)	(26,026)	3,429	(22,597)
Effect of foreign exchange and other	(2,022)	666	(1,356)	(1,491)	496	(995)	2,277	(837)	1,440
Effect of (divestitures)/acquisitions	125	(23)	102	0	0	0	1	0	1

Balance as of December 31	56,943	(8,266)	48,677	58,664	(9,333)	49,331	60,259	(10,604)	49,655

(1)	The €1,360 million of favorable development during 2007 was the result of many individual developments by region and line of business. See “—Changes in Loss and LAE Reserves During 2007.”

Changes in Loss and LAE Reserves During 2007

As noted above, net loss and LAE reserves of the Allianz Group at December 31, 2007 included a €1,360 million reduction in incurred loss and LAE relating to favorable development on prior years, representing 2.8 % of net loss and LAE reserves at December 31, 2006. The following table provides a breakdown of this amount by region.

Allianz Group

Changes in Loss and LAE Reserves During 2007 Gross and Net of Reinsurance

IFRS Basis

Euros in millions

	Gross Reserves as of December 31, 2006	Gross Development related to Prior Years	in%(1)	Net Reserves as of December 31, 2006	Net Development related to Prior Years	in%(2)
Germany	11,583	(194)	(1.7)%	9,719	(220)	(2.3)%
France	8,746	(277)	(3.2)%	7,659	(139)	(1.8)%
Italy	7,035	(113)	(1.6)%	6,709	(91)	(1.4)%
United Kingdom	3,265	(257)	(7.9)%	2,721	(162)	(5.9)%
Switzerland	3,169	60	1.9%	3,015	54	1.8%
Spain	1,824	(137)	(7.5)%	1,641	(86)	(5.2)%
Other Europe	5,388	(255)	(4.7)%	5,045	(211)	(4.2)%
NAFTA Region	6,589	(4)	(0.1)%	5,473	113	2.1%
Asia Pacific	2,768	(175)	(6.3)%	2,509	(116)	(4.6)%
South America & Other	452	10	2.2%	316	(8)	(2.7)%

Subtotal of countries /regions	50,818	(1,340)	(2.6)%	44,808	(866)	(1.9)%
Credit Insurance	1,042	(165)	(15.8)%	800	(132)	(16.5)%
AGCS	6,662	(184)	(2.8)%	3,583	(341)	(9.5)%
Travel Insurance	143	(20)	(13.7)%	140	(21)	(15.2)%

Allianz Group	58,664	(1,708)	(2.9)%	49,331	(1,360)	(2.8)%

(1)	In percent of gross reserves as of December 31, 2006
(2)	In percent of net reserves as of December 31, 2006

Within each region, these reserve developments represent the sum of amounts for individual companies and lines of business. Because of the multitude of these reviewed segments, it is not feasible, or meaningful, to provide detailed information regarding each segment (e.g., claim frequencies, severities and settlement rates). We discuss below the major highlights of the reserve developments during the past year as they are recognized in each jurisdiction. Most of the companies analyze loss and LAE reserves on a gross basis. Therefore, the discussion is based on gross loss and LAE reserves in the local currency of the company before consolidation and converted to Euro for uniform presentation. Individual explanations of amounts in the following discussion, which are based only on significant developments of our major operating entities, do not fully reconcile to those in the above table.

Germany

In Germany, gross loss and LAE reserves developed favorably during 2007 by approximately €194 million, or 1.7% of reserves as of December 31, 2006.

At our German entity that writes direct insurance, gross loss and LAE reserves developed favorably by €62 million. This development was the result of multiple effects.

Unfavorable developments included:

•	€23 million for motor own damage due to an improvement in the methodology to allocate unallocated loss adjustment expenses (“ULAE”) to accident years and higher than expected payments; and

•	€27 million for legal protection, due to an improvement in the methodology to allocate ULAE to accident years and because of an increase in VAT in 2007.

Favorable developments included:

•	€40 million for motor third party liability (“TPL”), mainly because of an update of assumptions due to data improvements for LAE;

•	€21 million for property, because of a change in data segmentation which led to a change in actuarial assumptions resulting in a favorable change in selected ultimate losses; and

•	€24 million for general TPL, because of the lower number of late reported claims.

Also during 2007, our reinsurance entity experienced €127 million of favorable reserve development. The main drivers for the favorable development were:

•	€105 million for non-US asbestos exposures based on our on-going reserve analysis for these types of claims;

•	€35 million on non-proportional business mainly due to better than expected historical loss experience; and

•	€38 million for motor, liability and other proportional business from external German cedants because of favorable historical loss development.

These developments were partially offset by an increase of €51 million for German property and certain non-German external cedants because of actuarial assumptions being adjusted because of worse than expected historical loss emergence.

France

In France, gross loss and LAE reserves developed favorably by €277 million, or 3.2% of the reserves as at December 31, 2006.

Favorable developments in France included:

•	€86 million on its property and satellite business, mainly driven by reductions in the estimated ultimate loss for corporate business for which actual development has been less than expected;

•

€78 million on its general liability business mainly driven by the international corporate business due to reductions in the estimated ultimate loss for which actual development has been less than expected;

•	€72 million on its health and group business mainly driven by accident claims on group contracts as a result of a detailed review of disability claims; and

•	€68 million in aggregate for smaller developments in eight lines of business.

Unfavorable developments in France included:

•	€74 million for construction business mainly due to an underestimation for prior years because of significant portfolio growth;

•	€24 million as a result of aggregating smaller developments in several lines of business.

Italy

In Italy, gross loss and LAE reserves developed favorably by €113 million, or 1.6% of the reserves at December 31, 2006.

Favorable developments in Italy included:

•	€99 million on motor liability due to better than expected historical claims emergence and subsequent adjustment of actuarial assumptions; and

•	€82 million on short-tail lines because of positive case reserve run-off.

Unfavorable developments included €29 million on general liability due to worse than expected historical claims emergence and subsequent adjustment of actuarial assumptions.

United Kingdom

In the United Kingdom, gross loss and LAE reserves developed favorably during 2007 by €257 million, or 7.9% of the reserves at December 31, 2006.

In the United Kingdom, gross loss and LAE reserves developed favorably primarily due to the following factors:

•

€53 million on personal lines, the majority of which arose from the motor account and, in particular, the favorable development of bodily injury claims. In the motor account, we have benefited in 2007 from changes in motor claims pattern in terms of the speed at which claims are notified, the improved manner in which reserves are handled by claims specialists and the savings realized on settlements;

•

€183 million on commercial lines, a third of which arose from the motor account for the same reasons as listed above. A further third came from property-based accounts as weather-related reserves for December 2006 were released and favorable development was experienced on a number of individual losses. The final third of the release derived from liability accounts. As with the motor account, we have benefited in 2007 from changes in the liability claims patterns in terms of the speed at which claims are notified, the manner in which reserves are handled by claims specialists and savings realized on settlements. The various claims initiatives are also continuing to deliver benefits faster than anticipated in the reserving last year, resulting in run-off surplus;

•	€42 million on corporate property business, primarily due to the unexpectedly favorable development on a few large claims and the release of related reserves.

Unfavorable developments included €29 million on run-off business due to a higher number of mesothelioma claims received in 2007 than expected, and this being reflected in revised future expectations.

Switzerland

In Switzerland, gross loss and LAE reserves experienced unfavorable development of €60 million, or 1.9% of the reserves at December 31, 2006, primarily due to the settlement of an old aviation claim.

Spain

Gross loss and LAE reserves for Allianz Seguros developed favorably by €137 million, or 7.5% of the reserves at December 31, 2006. This favorable development is mainly due to a refinement of methodology. Due to a limited history of data, in the past, estimates have been based on incurred loss development in prior reserve reviews. In 2007, more history was available to rely on paid loss development, allowing for a more stable analysis.

Rest of Europe

Loss and LAE reserves in other European Allianz Group companies developed favorably by €255 million, or 4.7% of reserves at December 31, 2006. This figure includes the result of favorable and unfavorable developments for numerous individual companies. As the business is written in different currencies, these developments were also affected by foreign exchange rate movements.

Our Irish subsidiary experienced favorable development of €68 million for several reasons:

•

€34 million for motor and liability business due to savings on injury claims, primarily as a result of better than anticipated levels of savings following the introduction of the Personal Injury Assessment Board (the “PIAB”); and

•	€36 million in aggregate on other business lines.

Gross loss and LAE reserves for our Dutch subsidiary, Allianz Nederland Schade, experienced favorable development of €65 million in 2007, primarily due to:

•

€34 million for motor business as a result of improved practices in the claims settlement process implemented as part of a group-wide knowledge sharing initiative. Small bodily injury claims are settled quicker than in the past and at lower costs; and

•	€20 million from property caused by less than expected large claims for accident year 2006 and positive development of incurred amounts for accident years 2004 and 2005.

Gross loss and LAE reserves for our Hungarian subsidiary experienced favorable development of €17 million in 2007, including:

•

€20 million unfavorable development on motor third party liability due to the implementation of a new IT system that generates more precise development data, resulting in higher actuarial reserve estimates; and

•	€37 million favorable development on other lines of business due to lower than expected claims emergence and to the settlement of certain large industrial claims.

Gross loss and LAE reserves for our Slovakian subsidiary, Allianz Slovenská, experienced favorable development of €53 million in 2007, due primarily to an update of actuarial assumptions based on better than expected claims emergence mainly on motor third party liability.

NAFTA Region

For the entire NAFTA region, Allianz Group’s gross loss and LAE reserves developed unfavorably during 2007 by €4 million, or 0.1% of the reserves at December 31, 2006. The largest Allianz Group company in this region is Fireman’s Fund Insurance Company (“Fireman’s Fund”).

At Fireman’s Fund, gross loss and LAE reserves estimates increased by €5 million primarily driven by the following factors:

•

€24 million unfavorable development on workers compensation because of an increase in actuarial reserve estimates in 2007 due primarily to changes to “tail” development (e.g., development after 10 years) assumptions reviewed in the fourth quarter of 2007. The tail development change contributed €17 million of the total increase;

•

€20 million unfavorable development on extra-contractual business because of an increase in actuarial reserve estimates in 2007, due primarily to the recognition of a higher extra-contractual payment run-rate, as well as to the recognition of a greater than previously recognized lag time between occurrence and the payment of an extra-contractual claim; and

•	€27 million unfavorable development on catastrophe reserves due to changes in estimates on accident year 2005 hurricanes.

These adverse developments were offset by a favorable development of €75 million resulting from a Fifth Circuit Court of Appeal’s decision in 2007 that overturned a lower court ruling in 2006 regarding flood versus wind coverage in connection with Hurricane Katrina.

Asia-Pacific

Gross loss and LAE reserves for the Asia-Pacific region developed favorably during 2007 by approximately €175 million or 6.3% of reserves as at December 31, 2006. The largest Allianz Group property-casualty insurer in the region is our Australian operating entity, representing approximately 93% of the region’s total reserves.

In Australia we experienced favorable development of €162 million during 2007. This result arose from partially favorable developments from different lines of business:

•

€61 million for motor TPL primarily as a result of positive development in long-tail classes where the impact of prior years’ legislative changes continues to be better than assumed in the prior reporting years;

•	€40 million for property and other short tail business, partly due to the positive movement in a single large claim, but also to better than expected historical claims experience;

•	€25 million on general liability primarily due to the same reasons as for motor TPL; and

•

€23 million from workers compensation, mainly due to legislative changes having a favorable impact on reserves, which was offset in part by an increase in the workers compensation run-off portfolio where an increase in the assumed number of asbestos-related claims was made.

Credit Insurance

Credit insurance is underwritten in the Allianz Group by Euler Hermes. During 2007, Euler Hermes experienced favorable development of €165 million, or 15.8% of the reserves as at December 31, 2006. Of this amount, €46 million is attributable to Euler Hermes Germany, which experienced favorable loss trends and unexpected salvage and subrogation recovery in commercial credit. In France, the favorable development of €74 million was mainly attributable to an increase in salvage and subrogation and decrease of average claim cost. The remainder comprises favorable developments of a lesser magnitude in the United Kingdom, Belgium, Italy, Spain, Greece, Hungary, Morocco, Mexico, The Netherlands and Sweden.

Allianz Global Corporate and Specialty

Allianz Global Corporate and Specialty (AGCS) is the Allianz Group’s global carrier for corporate and specialty risks and also includes the corporate branch of the German business.

Overall, AGCS experienced €184 million of favorable development in 2007. This was mainly caused by the following partly offsetting effects:

The aviation line of business recorded a release of € 107 million across all countries and sub-lines of business due to a new assessment of the development pattern based on better than expected claims experience and a release of € 6 million in case reserves on two large claims. Our marine lined of business recorded a release of € 23 million due to better than expected development, including a release of € 3.5 million from two large claims and a release of € 2 million related to hurricane Katrina and a certain fleet account.

These releases were offset by a €98 million increase in ultimate losses from two claims affecting the liability and D&O accounts. Both of these losses are now paid and settled.

In our U.S. property lines, €120 million in reserves were released as a result of internal reserve studies performed in 2007 which indicated more favorable development than had been assumed in prior estimates. The estimates of this run-off included a release of €27 million of loss and allocated loss adjustment expenses (“ALAE”) for hurricanes Katrina, Rita and Wilma, as more claims are settling and more information becomes known about the expected outcomes of the individual remaining open cases. This favorable development also included a release of €20 million from discontinued property lines.

In 2007, AGCS North America assumed the net liabilities of Jefferson and Monticello insurance companies, which were then sold. As a function of these assumptions, prior year losses and ALAE developed adversely by €23 million.

AGCS experienced a €25 million favorable technical runoff in the assumed business of their corporate book because of a reporting lag between AGCS AG and other Allianz operating entities. AGCS estimates IBNR for the losses, which is then adjusted when the operating entities report case reserves.

Changes in Historical Loss and LAE Reserves

The following table illustrates the development of the Allianz Group’s loss and LAE reserves, on an IFRS basis and gross of reinsurance, over the past eleven years. As the Allianz Group adopted IFRS in 1997, historical loss development data is available on an IFRS basis for the ten years 1997 to 2007 only.

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

The bottom section compares the latest re-estimated gross reserves for loss and LAE to the gross reserves as initially established, and indicates the cumulative development of the initially established gross reserves through December 31, 2007. The surplus (deficiency) shown in the table for each year represents the aggregate amount by which the original estimates of reserves at that year-end have changed in subsequent years. Accordingly, the cumulative surplus (deficiency) for a year-end relates only to reserves at that year-end and such amounts are not additive. Caution should be exercised in evaluating the information shown on this table, as each amount includes the effects of all changes in amounts for prior periods. For example, the development of 1997 reserves during 2000 is included in the cumulative surplus (deficiency) of the 1997 through 1999 columns.

The table below presents calendar year, not accident year, data. Conditions and trends that have affected development of liability in the past may or may not necessarily occur in the future, and accordingly, conclusions about future results may not be derived from information presented in this table.

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

Allianz Group

IFRS Basis

Euro in Millions

As of December 31,(1)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Gross liability for unpaid claims and claims expense	34,323	45,564	51,276	54,047	61,883	60,054	56,750	55,528	60,259	58,664	56,943
Cumulative Paid as of
one year	9,010	12,273	15,114	16,241	15,945	16,357	14,384	13,282	14,696	14,206
two years	14,113	18,847	22,833	23,077	24,567	24,093	21,157	20,051	21,918
three years	17,812	23,407	27,242	28,059	29,984	29,007	26,149	24,812
four years	20,591	26,327	30,698	31,613	33,586	32,839	29,859
five years	22,522	28,738	33,263	34,218	36,431	35,845
six years	24,233	30,550	35,194	36,317	38,823
seven years	25,536	32,051	36,930	38,129
eight years	26,699	33,344	38,387
nine years	27,670	34,463
ten years	28,408

Gross Liability re-estimated as of
one year	40,651	46,005	52,034	55,200	58,571	56,550	54,103	56,238	57,932	55,266
two years	38,058	46,043	52,792	53,535	56,554	55,704	55,365	53,374	54,270
three years	37,909	46,780	51,265	52,160	56,056	57,387	53,907	51,760
four years	38,530	45,307	49,929	52,103	57,640	56,802	53,068
five years	37,342	44,196	50,058	53,675	57,006	56,053
six years	36,346	44,524	51,432	53,204	56,447
seven years	36,648	45,679	51,263	53,051
eight years	37,696	45,478	51,002
nine years	37,647	45,102
ten years	37,125

Cumulative surplus (deficiency)	(2,802)	462	274	996	5,436	4,001	3,682	3,768	5,989	3,398
effect of disposed/(acquired) portfolios(2)	(5,514)	(2,147)	0	0	(93)	0	540	0	0	0
effect of foreign exchange	794	(3,307)	282	936	2,466	1,520	(916)	235	2,340	1,690
excluding both effects	1,918	5,916	(8)	60	3,063	2,481	4,058	3,533	3,649	1,708
Percent	5.6%	13.0%	0.0%	0.1%	4.9%	4.1%	7.2%	6.4%	6.1%	2.9%

(1)	Reserves for loss and LAE of subsidiaries sold (or purchased) are excluded (or included) in the above table as of the date of the disposal (or acquisition).
(2)

Major acquisitions have been AGF (consolidated 1998), Allianz Australia and Allianz Ireland (consolidated 1999) and Allianz Slovenská (consolidated 2001). A major disposal was Allianz Canada (de-consolidated 2004). The effect on the liability re-estimated consists of effects on paid and unpaid losses for prior years in the year of the transaction, while the effect of (divestitures)/acquisitions presented in the table “Reconciliation of Loss and LAE Reserves”, states the total amount of loss reserves being deconsolidated or consolidated for the first time.

In 2007, loss and LAE reserves decreased by €1,722 million or 2.9% to €56,943 million. Important contributors to this decline were the positive development on prior years’ loss reserves primarily in Italy, France, the United Kingdom, Germany and within the credit insurance business, as well as the weakening of the U.S. Dollar and British Pound relative to the Euro, which were offset in part by claims related to the windstorm Kyrill and floods in the United Kingdom. Reserve developments during 2007 are described in further detail in the preceding section “Changes in Loss and LAE Reserves During 2007”.

The overall increase in loss and LAE reserves from 2004 to 2005 was caused in part by the unusually high frequency and severity of natural catastrophes in 2005, including an estimated net reserve of €1,090 million for the hurricanes Katrina, Rita and Wilma. An additional causative factor was the weakening of the Euro relative to U.S. Dollar and Australian Dollar during 2005. The relatively low reserve in 2006 as compared to 2005 was due to the relative absence of natural catastrophe claims in 2006.

Discounting of Loss and LAE Reserves

As of December 31, 2007, 2006 and 2005, the Allianz Group consolidated property-casualty reserves reflected discounts of €1,466 million, €1,377 million and €1,325 million respectively.

Reserves are discounted to varying degrees in the United States, the United Kingdom, Germany, Hungary, Switzerland, Portugal, France and Belgium. The reserve discounts relate to reserves for structured settlements in various classes of business. These classes include personal accident, general liability and motor liability in Germany and Hungary, workers’ compensation in the United States, Switzerland and Portugal, individual and group health disability and motor liability in France, health disability in Belgium and claims from employers’ liability in the United Kingdom. All of the reserves that have been discounted have payment amounts that are fixed and timing that is reasonably determinable. The following table shows, by country, the carrying amounts of reserves for claims and claim adjustment expenses that have been discounted, and the interest rates used for discounting for the years ended December 31:

	Discounted Reserves € mn			Amount of Discount € mn			Interest Rate used for discounting
	2007	2006	2005	2007	2006	2005	2007	2006	2005
France	1,321	1,325	1,404	400	349	357	3.25%	3.25%	3.25%
Germany	559	504	445	372	346	298	2.25% to 4.00%	2.75% to 4.00%	2.75% to 4.00%
Switzerland	430	427	414	258	253	236	3.00%	3.25%	3.25%
United States	155	181	213	170	200	230	5.25%	6.00%	6.00%
United Kingdom	160	139	116	163	133	110	4% to 4.75%	4.00% to 4.25%	4.00% to 4.25%
Belgium	94	91	91	28	26	28	4.50%	3.20% to 4.68%	4.68%
Portugal	64	79	57	49	47	44	4.00%	4.00%	4.00%
Hungary	79	74	67	26	23	22	1.40%	1.40%	1.40%

Total	2,862	2,820	2,807	1,466	1,377	1,325

Asbestos and Environmental (“A&E”) Loss Reserves

There are significant uncertainties in estimating A&E reserves for loss and LAE. Reserves for asbestos-related illnesses and environmental clean up losses cannot be estimated using traditional actuarial techniques due to the long latency period and changes in the legal, socio-economic and regulatory environment. Case reserves are established when sufficient information is available to indicate the involvement of a specific insurance policy. In addition, IBNR reserves are established to cover additional exposures on both known and not yet reported claims. To the extent possible, A&E loss reserve estimates are based not only on claims reported to date, but also on a survey of policies that may be exposed to claims reported in the future (i.e., an exposure analysis).

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

While the U.S. A&E claims still represent a majority of the total A&E claims reported to the Allianz Group, the insurance industry is facing an increased prominence in exposures to A&E claims on a global basis. We have, as a result, increased our analysis of these non-U.S. A&E exposures during 2006 and 2007. The results of our ongoing non-U.S. A&E reserve analysis resulted in a decrease of non-U.S. A&E reserves of €105 million in 2007.

The following table summarizes the gross and net loss and LAE reserves for A&E claims.

As of December 31,	A&E Net Reserves	A&E Gross Reserves	As percentage of the Allianz Group’s Property-Casualty Gross Reserves
	€ mn	€ mn
2005	3,147	3,873	6.4%
2006	2,990	3,636	6.2%
2007	2,764	3,287	5.8%

The following table shows total A&E loss activity for the past three years.

Total Asbestos and Environmental:	Year Ended December 31,
	2005	2006	2007
	€ mn	€ mn	€ mn
Loss + LAE Reserves as of January 1	3,638	3,873	3,636
Less Loss and LAE Payments	(312)	(205)	(175)
Plus Change in Loss and LAE Reserves	546	(32)	(175)

Loss + LAE Reserves as of December 31	3,873	3,636	3,287

Selected Statistical Information Relating to our Banking Operations

For the purposes of presenting the following information, our banking operations include Dresdner Bank AG and its subsidiaries (“Dresdner Bank”) and certain other banking subsidiaries of the Allianz Group. The following information has been derived from the financial records of our banking operations and has been prepared in accordance with IFRS; it does not reflect certain adjustments and consolidations to convert such information to the Allianz Group’s consolidated financial statements. In particular, the assets and liabilities of Dresdner Bank do not reflect the purchase accounting adjustments applied for the Allianz Group’s consolidated financial statements with respect to Dresdner Bank’s assets and liabilities at July 23, 2001, the date of the acquisition of Dresdner Bank by the Allianz Group.

In accordance with the Allianz Group policy, certain financial instruments are presented on a net basis when there is a legally enforceable right to offset with the same counter-party, and the Allianz Group intends to settle on a net basis. At Dresdner Bank, certain master netting agreements give Dresdner Bank the legal right of offset, but only under certain conditions. The financial instruments related to these agreements, consisting of derivatives, repurchase agreements and reverse repurchase agreements, have previously been reported on a net basis. These agreements have been evaluated and it has been determined that due to the limits to the right of offset, the relevant financial assets and liabilities should be reported on a gross basis.

Partially offsetting these reclassifications from net to gross presentation is a change in the presentation of Collateral paid for securities borrowing transactions and Collateral received for securities lending transactions from gross to net presentation. In this case, the logic in the relevant system did not distinguish between open trades and offsetting borrowing/lending activities with the same counterparty.

We have retrospectively applied these revisions to prior years. The data presented herein reflects those adjustments and resulted in adjustments to the line items “Loans and advances to banks,” “Loans and advances to customers,” “Securities purchased under resale agreements,” “Liabilities to banks,”

“Liabilities to customers” and “Securities sold under repurchase agreements” on the Average Balance Sheet previously published for the years ended December 31, 2006 and 2005, as well as to figures derived therefrom. These revisions had no impact on our net income or shareholders’ equity reported for those years.

The information presented herein for the years ended December 2004 and 2003 was revised in 2005 to reflect the required retrospective application of IAS 39 revised, which became effective January 1, 2005, as if IAS 39 revised had always been used.

Average Balance Sheet and Interest Rate Data

The following table sets forth the average balances of assets and liabilities and related interest earned from interest-earning assets and interest expensed on interest-bearing liabilities, as well as the resulting average interest yields and rates for the years ended December 31, 2007, 2006 and 2005. The average balance sheet and interest rate data is based on consolidated monthly average balances using month-end balances prepared in accordance with IFRS. For further information, see Note 3 to the consolidated financial statements.

In accordance with IAS 39 revised, the fair values of all derivative instruments are included within non-interest-earning assets or non-interest-bearing liabilities. Interest income and interest expense relating to qualifying hedge derivative instruments have been reported within the interest income and interest expense of the hedged item for each period.

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

	Years Ended December 31,
	2007			2006			2005
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	€ mn	€ mn	%	€ mn	€ mn	%	€ mn	€ mn	%
Assets(1)
Financial assets carried at fair value through income
In German offices(2)	23,461	1,002	4.3%	37,181	1,228	3.3%	88,194	2,626	3.0%
In non-German offices	48,664	1,894	3.9%	55,947	2,364	4.2%	53,059	1,941	3.7%

Total(3)	72,125	2,896	4.0%	93,128	3,592	3.9%	141,253	4,567	3.2%

Loans and advances to banks
In German offices	26,178	962	3.7%	23,205	768	3.3%	19,646	424	2.2%
In non-German offices	24,537	1,418	5.8%	18,417	668	3.6%	13,322	564	4.2%

Total	50,715	2,380	4.7%	41,622	1,436	3.5%	32,968	988	3.0%

Loans and advances to customers
In German offices	81,343	4,004	4.9%	76,642	3,834	5.0%	77,873	4,313	5.5%
In non-German offices	49,921	2,903	5.8%	45,993	3,165	6.9%	32,261	1,600	5.0%

Total	131,264	6,907	5.3%	122,635	6,999	5.7%	110,134	5,913	5.4%

Securities purchased under resale agreements
In German offices	89,847	4,635	5.2%	91,242	3,622	4.0%	83,614	2,690	3.2%
In non-German offices	78,623	3,685	4.7%	68,300	2,361	3.5%	85,379	2,324	2.7%

Total	168,470	8,320	4.9%	159,542	5,983	3.8%	168,993	5,014	3.0%

Investment securities(4)
In German offices	8,108	331	4.1%	8,585	307	3.6%	7,304	237	3.2%
In non-German offices	4,436	182	4.1%	4,394	161	3.7%	5,739	237	4.1%

Total	12,544	513	4.1%	12,979	468	3.6%	13,043	474	3.6%

Total interest-earning assets	435,118	21,016	4.8%	429,906	18,478	4.3%	466,391	16,956	3.6%

Non-interest-earning assets
In German offices	97,118	—	—	92,435	—	—	89,295	—	—
In non-German offices	51,780	—	—	46,644	—	—	43,714	—	—

Total non-interest -earning assets	148,898	—	—	139,079	—	—	133,009	—	—

Total assets	584,016	—	—	568,985	—	—	599,400	—	—

Percent of assets attributable to non-German offices	44.2%	—	—	42.1%	—	—	39.0%	—	—

	Years Ended December 31,
	2007			2006			2005
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	€ mn	€ mn	%	€ mn	€ mn	%	€ mn	€ mn	%
Liabilities and shareholders’ equity(1)
Financial liabilities carried at fair value through income
In German offices	569	26	4.6%	387	22	5.7%	215	16	7.4%
In non-German offices	304	13	4.3%	—	—	—	19	1	5.3%

Total	873	39	4.5%	387	22	5.7%	234	17	7.3%

Liabilities to banks(5)
In German offices	54,722	2,262	4.1%	60,759	2,096	3.5%	67,698	1,869	2.8%
In non-German offices	21,160	1,431	6.8%	26,017	1,804	6.9%	24,420	1,414	5.8%

Total	75,882	3,693	4.9%	86,776	3,900	4.5%	92,118	3,283	3.6%

Liabilities to customers(5)
In German offices(6)	67,446	2,997	4.4%	57,860	2,028	3.5%	60,254	1,720	2.9%
In non-German offices	40,947	2,031	5.0%	34,833	2,002	5.7%	36,947	1,139	3.1%

Total	108,393	5,028	4.6%	92,693	4,030	4.3%	97,201	2,859	2.9%

Securities sold under repurchase agreements
In German offices	58,019	3,202	5.5%	60,895	2,629	4.3%	60,471	2,382	3.9%
In non-German offices	89,373	3,575	4.0%	83,111	2,359	2.8%	84,979	2,226	2.6%

Total	147,392	6,777	4.6%	144,006	4,988	3.5%	145,450	4,608	3.2%

Subordinated liabilities
In German offices	3,503	200	5.7%	3,343	180	5.4%	3,244	163	5.0%
In non-German offices	2,478	162	6.5%	2,734	174	6.4%	3,062	181	5.9%

Total	5,981	362	6.1%	6,077	354	5.8%	6,306	344	5.5%

Certificated liabilities(5)
In German offices	15,167	658	4.3%	16,539	814	4.9%	18,441	758	4.1%
In non-German offices	29,636	1,521	5.1%	31,959	1,436	4.5%	32,258	1,205	3.7%

Total	44,803	2,179	4.9%	48,498	2,250	4.6%	50,699	1,963	3.9%

Profit participation certificates outstanding
In German offices	1,924	128	6.7%	1,892	128	6.8%	1,520	110	7.2%

Total	1,924	128	6.7%	1,892	128	6.8%	1,520	110	7.2%

Total interest-bearing liabilities	385,248	18,206	4.7%	380,329	15,672	4.1%	393,528	13,184	3.4%

Non-interest-bearing liabilities
In German offices	118,246	—	—	119,394	—	—	137,356	—	—
In non-German offices	68,238	—	—	56,913	—	—	56,582	—	—

Total non-interest-bearing liabilities	186,484	—	—	176,307	—	—	193,938	—	—

Shareholders’ equity	12,284	—	—	12,349	—	—	11,934	—	—

Total liabilities and shareholders’ equity	584,016	—	—	568,985	—	—	599,400	—	—

Percent of liabilities attributable to non-German offices	44.1%	—	—	42.3%	—	—	40.6%	—	—

(1)	Certain prior year figures have been revised to conform to current year presentation.
(2)	The decrease in German financial assets carried at fair value through income from 2005 to 2006 is primarily attributable to the reduction of our debt securities portfolio.
(3)

The decrease in German and non- German financial assets carried at fair value from 2006 to 2007 is mainly attributable to decreases in the value of our bond portfolio driven by the impact of the current worldwide financial market crisis.

(4)

The average yields for investment securities available-for-sale have been calculated using the fair value balances and are not materially different compared to the results from using the amortized cost balances.

(5)	Interest-bearing deposits are presented within liabilities to banks and liabilities to customers; certificates of deposit are presented within certificated liabilities.
(6)	The increase in liabilities to customers in German offices is attributable to the increase in our deposit business.

Net Interest Margin

The following table sets forth the average total interest-earning assets, net interest earned and the net interest margin of our banking operations.

	Years Ended December 31,
	2007	2006(3)	2005(3)
	€ mn	€ mn	€ mn
Average total interest-earning assets	435,118	429,906	466,391
Net interest earned(1)	2,810	2,806	3,772
Net interest margin in %(2)	0.65%	0.65%	0.81%

(1)	Net interest earned is defined as total interest income less total interest expense.
(2)	Net interest margin is defined as net interest earned divided by average total interest-earning assets.
(3)	Certain prior year figures have been revised to conform to current year presentation.

The following table sets forth an allocation of changes in interest income, interest expense and net interest income between changes in the average volume and those caused by changes in the average interest rates for the two most recent years. Volume and interest rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated proportionally to the absolute change in volume and rate. Interest income includes loan fees amounting to €154 million in 2007 (2006: €181 million; 2005: €97 million).

	Years Ended December 31,
	2007 over 2006			2006 over 2005
	Increase/(Decrease) due to Change in:			Increase/(Decrease) due to Change in:
	Total Change	Average Interest Rate	Average Volume	Total Change	Average Interest Rate	Average Volume
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest income(1)
Financial assets carried at fair value through income
In German offices	(226)	301	(527)	(1,398)	260	(1,658)
In non-German offices	(469)	(177)	(292)	423	313	110

Total	(695)	124	(819)	(975)	573	(1,548)

Loans and advances to banks
In German offices	194	90	104	344	257	87
In non-German offices	750	480	270	103	(90)	193

Total	944	570	374	447	167	280

Loans and advances to customers
In German offices	170	(63)	233	(479)	(412)	(67)
In non-German offices	(262)	(517)	255	1,565	746	819

Total	(92)	(580)	488	1,086	334	752

Securities purchased under resale agreements
In German offices	1,013	1,069	(56)	932	670	262
In non-German offices	1,324	929	395	37	555	(518)

Total	2,337	1,998	339	969	1,225	(256)

Investment securities
In German offices	23	41	(18)	70	26	44
In non-German offices	22	20	2	(76)	(25)	(51)

Total	45	61	(16)	(6)	1	(7)

Total interest income	2,539	2,173	366	1,521	2,300	(779)

	Years Ended December 31,
	2007 over 2006			2006 over 2005
	Increase/(Decrease) due to Change in:			Increase/(Decrease) due to Change in:
	Total Change	Average Interest Rate	Average Volume	Total Change	Average Interest Rate	Average Volume
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest expense(1)
Financial liabilities carried at fair value through income
In German offices	4	(5)	9	6	(4)	10
In non-German offices	13	6	7	(1)	(1)	—

Total	17	1	16	5	(5)	10

Liabilities to banks
In German offices	165	387	(222)	228	433	(205)
In non-German offices	(372)	(43)	(329)	390	293	97

Total	(207)	344	(551)	618	726	(108)

Liabilities to customers
In German offices	969	599	370	308	379	(71)
In non-German offices	29	(296)	325	863	932	(69)

Total	998	303	695	1,171	1,311	(140)

Securities sold under repurchase agreements
In German offices	574	703	(129)	247	230	17
In non-German offices	1,216	1,027	189	133	183	(50)

Total	1,790	1,730	60	380	413	(33)

Subordinated liabilities
In German offices	20	11	9	17	12	5
In non-German offices	(11)	6	(17)	(7)	13	(20)

Total	9	17	(8)	10	25	(15)

Certificated liabilities
In German offices	(156)	(92)	(64)	56	140	(84)
In non-German offices	86	195	(109)	231	242	(11)

Total	(70)	103	(173)	287	382	(95)

Profit participation certificates outstanding
In German offices	—	(2)	2	18	(7)	25
Total	—	(2)	2	18	(7)	25

Total interest expense	2,537	2,496	41	2,489	2,845	(356)

Change in taxable net interest income	2	(323)	325	(968)	(545)	(423)

(1)	Certain prior year figures have been revised to conform to current year presentation.

Return on Equity and Assets

The following table sets forth the net income, average shareholders’ equity and selected financial information and ratios of our banking operations.

	Years Ended December 31,
	2007	2006(4)	2005(4)
	€ mn	€ mn	€ mn
Net income/(loss)	443	909	1,768
Average shareholders’ equity	12,284	12,349	11,934
Return on assets in %(1)	0.08%	0.16%	0.29%
Return on equity in %(2)	3.61%	7.36%	14.81%
Equity to assets ratio in %(3)	2.10%	2.17%	1.99%

(1)	Return on assets is defined as net income/(loss) of our banking operations divided by average total assets of our banking operations.
(2)	Return on equity is defined as net income/(loss) of our banking operations divided by average shareholders’ equity of our banking operations.
(3)	Equity to assets ratio is defined as average shareholders’ equity of our banking operations divided by average total assets of our banking operations.
(4)	Certain prior year figures have been revised to conform to current year presentation.

Financial Assets Carried At Fair Value Through Income and Investment Securities

The following table sets forth the book value of financial assets carried at fair value through income (including trading securities) and investment securities held by our banking operations by type of issuer. The allocation between German and non-German components is based on the domicile of the issuer.

	As of December 31,
	2007	2006	2005
	€ mn	€ mn	€ mn
Financial assets carried at fair value through income
German:
Federal and state government and government agency debt securities	4,658	4,247	11,497
Local government debt securities	1,717	1,885	690
Corporate debt securities	4,342	10,135	18,972
Mortgage-backed securities	90	162	139
Equity securities	3,627	2,627	2,656

German total	14,434	19,056	33,954

	As of December 31,
	2007	2006	2005
	€ mn	€ mn	€ mn
Non-German:
U.S. Treasury and other U.S. government agency debt securities	852	575	915
Other government and official institution debt securities	9,306	12,163	25,534
Corporate debt securities(1)	22,187	29,263	39,170
Mortgage-backed securities(1)	14,442	23,085	13,601
Other debt securities(2)	118	265	255
Equity securities	33,298	32,626	28,105

Non-German total	80,203	97,977	107,580

Total financial assets carried at fair value through income	94,637	117,033	141,534

Securities available-for-sale
German(3):
Federal and state government and government agency debt securities	280	345	305
Local government debt securities	547	1,347	1,777
Corporate debt securities	4,246	4,068	5,195
Equity securities	1,043	1,261	1,573

German total	6,116	7,021	8,850

Non-German:
U.S. Treasury and other U.S. government agency debt securities	4	79	5
Other government and official institution debt securities	1,315	1,401	1,245
Corporate debt securities	5,490	5,536	3,180
Mortgage-backed securities	13	11	266
Other debt securities	—	100	455
Equity securities	2,234	1,931	1,649

Non-German total	9,056	9,058	6,800

Total securities available-for-sale	15,172	16,079	15,650

Securities held-to-maturity
Non-German:
Other government and official institution debt securities	—	—	41

Non-German total	—	—	41

Total securities held-to-maturity	—	—	41

(1)	The change in non-German fair value corporate debt securities and mortgage-backed securities in 2006 is attributable to a reclassification of such securities to provide a more accurate disclosure.
(2)

The change in non-German fair value other debt securities in 2006 and 2005 is attributable to RAS Bank’s reclassification of such securities from the non-German corporate fair value debt securities category to provide a more accurate disclosure.

(3)	We did not hold any German mortgage-backed securities available-for-sale from 2005 to 2007.

Financial assets carried at fair value through income as shown above exclude derivative financial instruments held for trading, as well as loans.

The decreases in the 2007 and 2006 fair values for non-German corporate debt securities, mortgage-backed securities, other debt securities, as well as in the German corporate debt securities are mainly driven by the impact of the current worldwide financial market crisis.

The decrease in German federal and state government, local government debt and government agency debt securities as well as non-German other government and official institution debt securities is primarily driven by the reduction of government and agency bonds and other fixed-income securities during 2006 and 2005 due to reduced earnings prospects in this sector.

The increase in non-German mortgage-backed-securities carried at fair value through income from 2005 to 2006 was driven largely by an increase of the volume of super senior trades and intermediation trades during the years which have both required increases in the levels of ABS holdings. The decrease of such securities during 2007 is mainly attributable to the developments in connection with the general financial market crisis.

The increase in non-German equity securities reflects the positive developments within the stock markets and indices from 2006 to 2005.

At December 31, 2007, our banking operations held no ordinary shares with a book value in excess of ten percent of the shareholders’ equity of our banking operations.

Maturity Analysis of Debt Investment Securities

The following table sets forth an analysis of the contractual maturity and weighted average yields of our banking operation’s debt investment securities. Actual maturities may differ from contractual maturity dates because issuers may have the right to call or prepay obligations. The allocation between German and non-German components is based on the domicile of the issuer. We did not hold any securities held-to-maturity in 2007.

	As of December 31, 2007
	Due In One Year Or Less	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Securities available-for-sale
German:
Federal and state government and government agency debt securities	8	101	167	4	280
Local government debt securities	138	341	68	0	547
Corporate debt securities	480	3,016	730	20	4,246

German total	626	3,458	965	24	5,073

Non-German:
U.S. Treasury and other U.S. government agency debt securities	4	—	—	—	4
Other government and official institution debt securities	221	469	523	102	1,315
Corporate debt securities	507	2,841	1,961	181	5,490
Mortgage-backed and other debt securities	—	2	8	3	13

Non-German total	732	3,312	2,492	286	6,822

Total securities available-for-sale	1,358	6,770	3,457	310	11,895

Weighted average yield in %	4.4%	4.6%	4.1%	4.5%	4.4%

Loan Portfolio

The following table sets forth an analysis of our loan portfolio, gross of allocated loan loss allowances and net of unearned income, according to the industry sector of borrowers, excluding reverse repurchase agreements and collateral paid for securities borrowing transactions, short-term investments and certificates of deposit, loans carried at fair value through income, as well as other advances to banks and customers. The allocation between German and non-German components is based on the domicile of the borrower.

	As of December 31,
	2007	2006	2005	2004		2003
	€ mn	€ mn	€ mn	€ mn		€ mn
German:
Corporate:
Manufacturing	6,726	6,024	4,953	6,487		8,042
Construction	1,108	744	653	811		1,062
Wholesale and retail trade	4,935	4,282	4,646	4,125		4,275
Financial institutions (excluding banks) and insurance companies	4,955	4,675	3,144	2,005		2,958
Banks	2,102	1,706	1,767	1,152		276
Service providers:
Telecommunication	89	471	599	362		58
Transportation	1,762	1,339	1,242	1,068		877
Other Service Providers	7,295	7,872	8,536	10,488		12,017
Total Service providers	9,146	9,682	10,377	11,918		12,952
Other	4,148	2,902	2,142	1,901		2,280

Corporate total	33,120	30,015	27,682	28,399		31,845

Public authorities	182	292	286	531		548
Private individuals (including self-employed professionals)
Residential mortgage loans	20,331	20,978	21,367	22,361		22,526
Consumer installment loans	1,299	1,505	2,279	2,474		2,818
Other	14,854	15,305	15,328	14,640		15,491
Total Private individuals (including self-employed professionals)	36,484	37,788	38,974	39,475		40,835

German total	69,786	68,095	66,942	68,405		73,228

Non-German:
Corporate:
Manufacturing(1)	3,615	4,135	3,114	3,951		4,748
Construction(1)	354	409	230	413		2,460
Wholesale and retail trade	992	1,301	1,409	1,307		1,067
Financial institutions (excluding banks) and insurance companies	14,639	17,822	10,579	8,886		6,627
Banks	9,883	6,000	5,392	5,095		3,704
Service providers:
Telecommunication	173	125	1,162	622		694
Transportation	2,769	2,192	1,737	976		2,024
Other Service Providers	4,573	4,617	2,915	1,839		3,377
Total Service Providers	7,515	6,934	5,814	3,437		6,095
Other	4,664	5,550	5,087	4,489		5,798

Corporate total	41,662	42,151	31,625	27,578		30,499

Public authorities	335	1,520	803	1,819		598
Private individuals (including self-employed professionals)
Residential mortgage loans	714	699	613	662	(2)	9,145
Consumer installment loans	116	92	81	499		448
Other	1,360	1,257	1,169	727		1,903
Total Private individuals (including self-employed professionals)	2,190	2,048	1,863	1,888	(2)	11,496

Non-German total	44,187	45,719	34,291	31,285		42,593

Total loans	113,973	113,814	101,233	99,690		115,821

(1)	The decrease in the non-German Corporate Construction and Manufacturing loan category from 2003 to 2004 is primarily attributable to the reduction of our foreign non-strategic loan business.
(2)

The decrease in the residential mortgage loans balance and the non-German private individuals loans balance from 2003 to 2004 is primarily attributable to the sale of our banking subsidiary Entenial in January 2004.

The following table sets forth our banking operations’ mortgage loans and finance leases that are included within the above analysis of loans.

	As of December 31,
	2007	2006	2005	2004	2003
	€ mn	€ mn	€ mn	€ mn	€ mn
Mortgage loans	24,145	25,184	25,877	28,193	38,191
Finance leases	1,218	2,081	1,500	1,248	933

Loan Concentrations

Although our loan portfolio is diversified across more than 138 countries, at December 31, 2007 approximately 61.2% of our total loans were to borrowers in Germany. At December 31, 2007, our largest credit exposures to borrowers in Germany were loans to private individuals (including self-employed professionals) constituting 52.3% of German loans; this category represented 32.0% of our total loans outstanding at December 31, 2007. Approximately 55.7% of these loans are residential mortgage loans, which represent approximately 17.8% of our total loans outstanding at December 31, 2007. Our residential mortgage loans include owner-occupied, single- and two-family homes and apartment dwellings and investment properties. Our residential mortgage loans are well diversified across all German states. Our remaining loans to private individuals in Germany primarily include other consumer installment loans and loans to self-employed professionals, which are also geographically diversified across Germany. We have no other concentrations of loans to private individuals (including self-employed professionals) in Germany in excess of ten percent of our total loans.

Our German corporate customers are broadly diversified within the service providers’ category, and no one sector is individually significant to our domestic loan portfolio. We have no concentrations of loans to borrowers in any services industry in excess of ten percent of our total loans.

At December 31, 2007, approximately 8.0% of our total loans were to German corporate customers in various service industries, including utilities, media, transportation and other.

At December 31, 2007, approximately 15.0% of our total loans were to non-financial corporate borrowers outside Germany. These loans are well- diversified across various commercial industries, including:

As of December 31, 2007
Percent of Total Loans
Manufacturing	3.2%
Construction	0.3%
Wholesale and retail trade	0.9%
Telecommunications	0.2%
Transportation	2.4%
Other service providers(1)	4.0%
Other(2)	4.1%

(1)	Other services providers include media, utilities, natural resources and other services.
(2)	There are no significant concentrations of loans in any industry included in other non-financial corporate borrowers outside Germany.

We have no concentrations of loans to non-financial corporate borrowers in any industry in excess of ten percent of our total loans.

Maturity Analysis of Loan Portfolio

The following table sets forth an analysis of the contractual maturity of our loans at December 31, 2007. The allocation between German and non-German components is based on the domicile of the borrower.

	As of December 31, 2007
	Due In One Year Or Less	Due After One Year Through Five Years	Due After Five Years	Total
	€ mn	€ mn	€ mn	€ mn
German:
Corporate:
Manufacturing	3,433	1,946	1,347	6,726
Construction	416	604	88	1,108
Wholesale and retail trade	3,042	1,275	618	4,935
Financial institutions (excluding banks) and insurance companies	2,149	2,511	295	4,955
Banks	558	819	725	2,102
Service providers:
Telecommunication	40	23	26	89
Transportation	710	558	494	1,762
Other service providers	2,148	2,980	2,167	7,295
Total service providers	2,898	3,561	2,687	9,146
Other	1,988	1,433	727	4,148

Corporate total	14,484	12,149	6,487	33,120

Public authorities	91	58	33	182
Private individuals (including self-employed professionals):
Residential mortgage loans	1,982	3,483	14,866	20,331
Consumer installment loans	1,299	—	—	1,299
Other	2,357	4,052	8,445	14,854
Total private individuals (including self-employed professionals)	5,638	7,535	23,311	36,484

German total	20,213	19,742	29,831	69,786

Non-German:
Corporate:
Manufacturing industry	1,144	1,656	815	3,615
Construction	21	186	147	354
Wholesale and retail trade	258	214	520	992
Service Providers:
Telecommunication	65	18	90	173
Transportation	497	977	1,295	2,769
Other service providers	1,908	1,833	832	4,573
Total service providers	2,470	2,828	2,217	7,515
Total manufacturing industry, construction, wholesale and retail trade and service providers	3,893	4,884	3,699	12,476
Financial institutions (excluding banks) and insurance companies	7,484	5,191	1,964	14,639
Banks	7,613	2,114	156	9,883
Other	1,369	2,214	1,081	4,664

Corporate total	20,359	14,403	6,900	41,662

Public authorities	214	61	60	335
Private individuals (including self-employed professionals):
Residential mortgage loans	73	444	197	714
Consumer installment loans	48	65	3	116
Other	600	324	436	1,360
Total private individuals	721	833	636	2,190

Non-German total	21,294	15,297	7,596	44,187

Total loans	41,507	35,039	37,427	113,973

The following table sets forth the total amount of loans with predetermined interest rates and floating or adjustable interest rates that, at December 31, 2007, are due after one year. Loans with predetermined interest rates are loans for which the interest rate is fixed for the entire term of the loan. All other loans are considered floating or adjustable interest rate loans. The allocation between German and non-German components is based on the domicile of the borrower.

	As of December 31, 2007
	Loans with Predetermined Interest Rates	Loans with Floating or Adjustable Interest Rates	Total
	€ mn	€ mn	€ mn
German:
Private individuals (including self-employed professionals)	27,503	3,343	30,846
Corporate and public customers	13,156	5,571	18,727

German total	40,659	8,914	49,573

Non-German:
Private individuals (including self-employed professionals)	568	901	1,469
Corporate and public customers	9,225	12,199	21,424

Non-German total	9,793	13,100	22,893

Total	50,452	22,014	72,466

Risk Elements

Non-performing Loans

The following table sets forth the outstanding balance of our non-performing loans. The allocation between German and non-German components is based on the domicile of the borrower.

	As of December 31,
	2007	2006	2005	2004	2003
	€ mn	€ mn	€ mn	€ mn	€ mn
Non-accrual loans(1):
German	1,231	1,570	1,855	4,774	6,459
Non-German(2)	324	231	247	831	2,236

Total non-accrual loans	1,555	1,801	2,102	5,605	8,695

Loans past due 90 days and still accruing interest(1):
German	176	176	251	390	477
Non-German	23	14	293	321	183

Total loans past due 90 days and still accruing interest	199	190	544	711	660

Troubled debt restructurings(1):
German	24	27	31	17	26
Non-German	1	1	1	54	200

Total troubled debt restructurings	25	28	32	71	226

(1)	The overall decline in the risk elements is predominantly driven by the disposal of non-strategic assets and the streamlining of the retail portfolio.
(2)	The increase in non-German non-accrual loans from 2006 to 2007 is primarily attributable to impairments in connection with the failure of two major credit exposures.

Non-accrual Loans

Non-accrual loans are those for which interest or other income are no longer recognized on an accrual basis. Loans are placed on non-accrual status when we determine, based on management’s judgment, that the payment of interest or principal is doubtful. Management’s judgment is applied based on its credit assessment of the borrower.

When a loan is placed on non-accrual status, any interest or other income received is recorded to the allowance for impairment of such loan and does not impact income while the loan remains impaired.

Loans Past Due 90 Days and Still Accruing Interest

Loans past due 90 days and still accruing interest are loans that are contractually 90 days or more past due as to principal or interest on which we continue to recognize interest income on an accrual basis.

Troubled Debt Restructurings

Troubled debt restructurings are loans that we have restructured due to a deterioration in the borrower’s financial position and that, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.

Interest Income on Non-performing Loans

The following table sets forth the gross interest income that would have been recorded during the year ended December 31, 2007 on non-accrual loans and troubled debt restructurings had such loans been current in accordance with their original contractual terms and the interest income on such loans that was actually included in interest income during the year ended December 31, 2007.

	Years Ended December 31, 2007
	In German Offices	In non- German Offices	Total
	€ mn	€ mn	€ mn
Interest income that would have been recorded in accordance with the original contractual terms	65	13	78
Interest income actually recorded	11	3	14

Potential Problem Loans

Potential problem loans are loans that are not classified as non-performing loans, but for which known information about possible credit problems causes us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans in one of the three categories of non-performing loans described above.

Each of our potential problem loans has been subject to our regular credit-monitoring and review procedures.

The outstanding balance of our potential problem loans was €37 million at December 31, 2007, a decrease of €12 million, or 24.5% from €49 million at December 31, 2006. As a result of enhanced credit policies and processes adopted during the course of 2005, loans are now being categorized as non-performing loans earlier than in periods prior to 2005 which has contributed to the decline in potential problem loans. Moreover, we do not record potential problem loans within the homogeneous portfolio. The decline in the 2007 potential problem loans is mainly attributable to a reclassification of such loans at Banque AGF into the non-performing loans category.

Effective January 1, 2005, in accordance with our policy on loan loss provisioning, no specific loan loss allowance was recorded on potential problem loans. Hence, no potential problem loans were recorded for the homogeneous portfolio at December 31, 2007. For further information on the split between homogeneous and non-homogeneous loan portfolio see “—Summary of Loan Loss Experience.”

Approximately 5.5% of our potential problem loans are to private individuals in Germany. The remaining loans are to corporate borrowers in manufacturing, construction, wholesale and retail trade, telecommunication, transportation and other services, including media, utilities, natural resources and other services and other industry sectors. Our potential problem loans to corporate borrowers are concentrated in the following geographic regions based on the domicile of the borrower:

As of December 31, 2007
Percent of Total Potential Problem Loans
Asia / Pacific	67%
Latin America	16%

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

The following table sets forth our cross-border outstandings by geographic location for countries that exceeded 0.75% of the total assets of our banking operations. At December 31, 2007, there were no cross-border outstandings that exceeded 0.50% of the total assets of our banking operations in any country currently facing debt restructurings or liquidity problems that we expect would materially impact the borrowers’ ability to repay their obligations.

	As of December 31, 2007
	Government and Official Institutions	Banks and Financial Institutions	Other(1)	Net local Country Claims	Total Cross- border Outstandings	Percent of Total Assets(2), (3)	Cross-border Commitments(4)
	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn
Country
United States	7	7,614	7,480	7,185	22,286	4.40%	4,332
United Kingdom	891	17,882	9,320	314	28,407	5.61%	10,691
France	376	5,302	2,886	—	8,564	1.69%	2,137
Italy	1,516	1,499	3,027	134	6,176	1.22%	5,648
Netherlands	3	1,929	2,093	—	4,025	0.80%	592
Switzerland	67	2,239	1,682	—	3,988	0.79%	706
Cayman Islands	—	136	9,746	—	9,882	1.95%	3,286
Ireland	—	1,151	7,110	—	8,261	1.63%	531
Luxemburg	—	2,533	2,347	29	4,909	0.97%	568

	As of December 31, 2006
	Government and Official Institutions	Banks and Financial Institutions	Other(1)	Net local Country Claims	Total Cross- border Outstandings	Percent of Total Assets(2), (3)	Cross-border Commitments(4)
	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn
Country
United States	45	3,194	13,320	—	16,559	2.96%	22,751
United Kingdom	—	4,512	7,178	55	11,745	2.1%	22,104
France	1,465	5,071	3,798	—	10,334	1.85%	11,714
Italy	1,257	1,413	1,510	—	4,180	0.75%	9,965
Netherlands	—	1,779	3,388	—	5,167	0.92%	5,774
Switzerland	23	4,046	1,790	—	5,859	1.05%	6,463
Cayman Islands	—	8	11,349	3	11,360	2.03%	14,698
Ireland	2	1,577	5,094	—	6,673	1.19%	7,289

	As of December 31, 2005
	Government and Official Institutions	Banks and Financial Institutions	Other(1)	Net local Country Claims	Total Cross- border Outstandings	Percent of Total Assets(2), (3)	Cross-border Commitments(4)
	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn
Country
United States	60	1,849	16,704	—	18,613	3.49%	3,325
United Kingdom	—	2,672	6,665	84	9,421	1.76%	9,423
France	3,443	3,082	3,611	14	10,150	1.90%	2,765
Italy	1,826	1,682	1,665	543	5,716	1.07%	6,428
Cayman Islands	9,656	87	1,114	—	10,857	2.03%	2,370

(1)	“Other” includes insurance, commercial, industrial, service providers and other corporate counterparties.
(2)

Percent of total assets is defined as total cross-border outstandings divided by total assets of our banking operations. The total assets of our banking operations were €506 billion, €560 billion and €534 billion at December 31, 2007, 2006 and 2005, respectively.

(3)	Prior year figures for total assets have been revised to conform to current year presentation.
(4)	Cross-border commitments have been presented separately as they are not included as cross-border outstandings unless utilized.

At December 31, 2007 and 2006, there were no material cross-border outstandings disclosed above that were also disclosed within the category of non-performing and potential problem loans.

Summary of Loan Loss Experience

We determine an allowance for loan losses in our loan portfolio that represent management’s estimate of probable losses at the balance sheet date. An allowance is recorded when there is objective evidence of a loss event, and it is probable that, due to that loss event, the obligor/counterparty/borrower will not be able to partly or entirely fulfill the contractually agreed-upon principal and interest terms.

The loan portfolio is divided into a homogenous and non-homogeneous portion. The homogeneous portion includes only loans in the domestic private banking business with gross risk less than €1 million.

We calculate an allowance for each of the following risks that are allocable to identified loans or groups of loans in our portfolio:

•	A specific loan loss allowance for impaired loans within the non-homogeneous portfolio,

•	A portfolio loan loss allowance for loans within our homogeneous portfolio,

•	A general loan loss allowance for impairments that have been incurred but not yet identified within the non-homogeneous portfolio; and

•	An allowance for transfer risk, or country risk allowances.

The loan loss allowance for the homogeneous portfolio is established on a portfolio basis, while the non-homogeneous portfolio is assessed both, on a single transaction and on a portfolio basis.

In order to avoid layering or double counting of specific, portfolio and general loan loss allowances, only those loans that have not been deemed impaired under International Accounting Standards Board’s International Accounting Standard (or “IAS”) 39 Financial Instruments: Recognition and Measurement are included as part of the portfolio used to establish the general loan loss allowance. We do not maintain any additional reserves.

Specific Loan Loss Allowance

We evaluate our loans based on portfolio segmentation, classified either as homogeneous or non-homogeneous. Loans included within our Investment Banking division, as well as loans to borrowers within the Private & Corporate Clients division with gross risk equal to or greater than €1 million are classified as non-homogeneous, and are therefore evaluated individually. All remaining loans, i.e. loans to borrowers within the Private & Corporate Clients division with gross risk less than €1 million, form the homogeneous portfolio. These loans are evaluated on a portfolio-based approach. Prior to 2005, we evaluated each of our loans individually. Loans for which a specific loan loss allowance had been previously established were evaluated on an individual basis if the existing specific loan loss allowance was €0.5 million or more.

A specific loan loss allowance is established to provide for specifically identified counterparty risks within the non-homogeneous loan portfolio. Loans are identified as impaired if there are serious doubts that borrowers will be able to make their contractually agreed-upon interest and principal payments. We calculate the specific loan loss allowance for impaired loans by using the “present value” method based on the guidance provided in IAS 39 according to which an impaired loan should be recorded at its estimated recoverable amount either directly or through use of an allowance account by recording a charge to the income statement. The estimated recoverable amount is the present value of expected future cash flows discounted at the loan’s original effective interest rate.

Based on IAS 39 (AG 93) interest income on individually impaired loans that have been called in only results from unwinding the discount of the cash flows expected to be received on those loans. The interest rate that has been used to determine the impairment, i.e. the historical effective interest rate, is applied to determine interest income. Income from unwinding is recorded as interest income, reducing the impairment amount only, and consequently the gross loan amount remains unchanged.

We use an internal credit rating system to assign ratings from 1 to 16 to each loan within our portfolio, on the basis of specific quantitative and qualitative customer criteria, including financial condition, historical earnings, management quality, and general industry data, among others. Loans that are classified in the lowest rating categories 15 and 16 are impaired loans under IAS 39. Our internal rating system is subject to continuous improvement to reflect current market conditions.

Portfolio Loan Loss Allowance

As commenced in 2005, we determine loan loss allowances for all loans allocated to the homogeneous portfolio within our Private and Corporate Clients division (e.g. for mortgage loans and installment loans) with gross risk below €1 million by using a portfolio approach. This approach is based on historically derived loss rates for the corresponding sub-portfolio and is dependent upon the respective products as well as geared to the individual overdraft status. The resulting risk allowance embraces incurred but unidentified losses for loans, which are performing properly. Prior to 2005, we determined the impairment allowance on the homogeneous portfolios by applying a back-testing approach. Portfolio allowances are presented within the respective risk category.

General Loan Loss Allowance

General loan loss allowances are established to provide for incurred but unidentified losses that are inherent in the non-homogeneous loan portfolio as well as in the total (homogeneous and non-homogeneous) transfer risk portfolio as of the relevant balance sheet date. The general loan loss allowance includes loans that are impaired but not yet identified as impaired due to the time lag between the occurrence of an impairment event and the detection of that event by our credit risk monitoring systems and controls. Such a time lag may occur due to intervals between impairment tests, rating reviews and/or a borrower’s financial reporting.

The amount of the general loan loss allowance is based on historical loan loss experience, loss ratios as well as management’s assessment of current events and economic conditions when determining the general loan loss allowance. This approach includes the consideration of the average period for the identification of impaired loans (loss emergence period).

Country Risk Allowance

We establish country risk allowances for convertibility and transfer risk. Convertibility and transfer risk is a measure of the likely ability of a borrower in a certain country to repay its cross-border obligations. A cross-border transaction exists if the country of cash flow of the lender is not identical with the country of cash flow of the borrower. Country risk allowances are presented within the specific or general risk category, as appropriate.

Self-Correcting Mechanisms

The principal self-correcting mechanism used to reduce the difference between estimated and actual observed losses is our practice of basing loss estimates on our historical loss experience. Where actual observed losses differ from estimated losses, information relating to the actual observed losses is incorporated into the historical statistical data on which we base our estimates and is accordingly reflected in our subsequent estimated losses. Similarly, the credit default models that we use in calculating the general loan loss allowance are regularly updated to reflect current market conditions.

In addition, Dresdner Bank reviews its loss estimates on a quarterly basis, and, where such estimates differ from actual observed losses, makes appropriate adjustment to the general loan loss allowance.

Movements in Loan Loss Allowance

We record increases to our allowance for loan losses as an expense. Releases have a positive impact on income , whereas write-offs of loan balances do not affect income. We write-off loan balances only if all economically sensible means of recovery have been exhausted or, depending on the type of collateral, internal write off takes place within a clearly defined period. Charge-offs directly deduct the total loan amount and reduce income immediately. Recoveries are collections of amounts previously written off, and have direct impact on income.

Our total loan portfolio increased by €159 million, or 0.1%, to €113,973 million at December 31, 2007 from €113,814 million at

December 31, 2006. As a result of the wind-down of our non-strategic loan portfolio, non-performing loans and potential problem loans have been significantly reduced since 2004. Our non-performing loans decreased by €238 million, or 11.8%, while our potential problem loans were reduced by €12 million, or 23.8%, from December 31, 2006 to December 31, 2007. Our specific loan loss provisions slightly increased by €17 million, or 3.9% from €431 million to €448 million at December 31, 2007, related to provisions in connection with a single major credit exposure.

Our general loan loss allowance diminished by €142 million, or 29.2%, during 2007 to €345 million at December 31, 2007, compared to €487 million at December 31, 2006.

Furthermore, following the approval of new internal models for expected losses which we also use for Basel II, our assumptions regarding the provisioning for the general loan loss provision turned out to be more cautious than necessary and were revised accordingly.

The average credit rating of loans in our portfolio based on our internal rating system has shown steady improvement in recent years. Our total loan loss allowance as a percentage of total loans has decreased to 0.7% at December 31, 2007, compared to 0.9% at December 31, 2006, and 1.6% at December 31, 2005.

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

	As of December 31,
	2007		2006		2005		2004		2003
	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans
	€ mn		€ mn		€ mn		€ mn		€ mn
German:
Corporate:
Manufacturing	39	5.9%	70	5.3%	105	4.9%	447	6.5%	687	6.9%
Construction	32	1.0%	39	0.7%	63	0.6%	230	0.8%	256	0.9%
Wholesale and retail trade	26	4.3%	29	3.8%	63	4.6%	271	4.1%	382	3.7%
Financial institutions (excluding banks) and insurance companies	17	4.3%	9	4.1%	21	3.1%	83	2.0%	94	2.6%
Banks	—	1.8%	—	1.5%	1	1.7%	2	1.2%	1	0.2%
Service providers
Telecommuni- cation	—	0.1%	—	0.4%	—	0.6%	4	0.4%	7	0.1%
Transportation	1	1.5%	2	1.2%	4	1.2%	30	1.1%	34	0.8%
Other Service Providers	24	6.4%	67	6.9%	183	8.4%	503	10.5%	726	10.4%
Total Service Providers	25		69	8.5%	187	10.3%	537	12.0%	767	11.2%
Other	16	3.6%	14	2.5%	41	2.1%	34	1.9%	39	2.0%

Corporate total	155	29.1%	230	26.4%	481	27.3%	1,604	28.5%	2,226	27.5%
Public authorities	—	0.2%	—	0.3%	—	0.3%	—	0.5%	—	0.5%
Private individuals (including self-employed professionals)	59	32.0%	76	33.2%	115	38.5%	1,211	39.6%	1,409	35.3%

German total	214	61.2%	306	59.8%	596	66.1%	2,815	68.6%	3,635	63.2%

	As of December 31,
	2007			2006			2005			2004		2003
	Amount		Percent of total loans in each category to total loans	Amount		Percent of total loans in each category to total loans	Amount		Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans	Amount	Percent of total loans in each category to total loans
	€ mn			€ mn			€ mn			€ mn		€ mn
Non-German:
Corporate:
Manufacturing, service providers	14		3.2%	13		3.6%	9		3.1%	53	4.0%	105	4.1%
Construction	15		0.3%	15		0.4%	16		0.2%	19	0.4%	67	2.1%
Wholesale and retail trade	3		0.9%	9		1.1%	3		1.4%	93	1.3%	98	0.9%
Financial institutions (excluding banks) and insurance companies	116		12.8%	11		15.7%	12		10.5%	133	8.9%	262	5.7%
Banks	3		8.7%	3		5.3%	59		5.3%	14	5.1%	175	3.2%
Service providers
Telecommuni- cation	—		0.2%	—		0.1%	—		1.1%	19	0.6%	61	0.6%
Transportation	30		2.4%	5		1.9%	10		1.7%	16	1.0%	81	1.7%
Other Service Providers	35		4.0%	11		4.1%	13		2.9%	6	1.8%	80	2.9%
Total Service Providers	65		6.6%	16		6.1%	23		5.7%	41	3.4%	222	5.3%
Other	9		4.1%	44		4.9%	8		5.0%	77	4.5%	157	5.0%

Corporate total	225		36.6%	111		37.0%	130		31.2%	430	27.7%	1,086	26.3%

Public authorities	—		0.3%	—		1.3%	—		0.8%	—	1.8%	8	0.5%
Private individuals (including self-employed professionals)	9		1.9%	14		1.8%	26		1.8%	47	1.9%	143	9.9%

Non-German total	234		38.8%	125		40.2%	156		33.9%	477	31.4%	1,237	36.8%

Total specific loan loss allowances	448		100%	431		100.0%	752		100.0%	3,292	100.0%	4,872	100.0%
General loan loss allowances(2)	345	(1)		582	(1)		844	(1)		817		848

Total loan loss allowances	793			1,013			1,596			4,109		5,720

(1)	The general loan loss allowances for the years 2007, 2006 and 2005 include the portfolio loan loss allowance.
(2)

For reasons of simplicity and materiality and to reflect our current reserving process, the category Country Risk Allowance, disclosed separately in previous years´ financial statements, will be from now on allocated to the categories of specific and general allowances, using objective criteria. The amounts of €95 mn, €225 mn, €252 mn and €259 mn as of December 31, 2006, 2005, 2004 and 2003 have been re-allocated to general allowance.

The following table sets forth the movements in the loan loss allowance according to the industry sector and geographic category of the borrower. The allocation between German and non-German components is based on the domicile of the borrower.

	Years Ended December 31,
	2007	2006	2005	2004	2003
	€ mn	€ mn	€ mn	€ mn	€ mn
Total allowances for loan losses at beginning of the year	1,012	1,596	4,109	5,720	6,966
Gross charge-offs:
German:
Corporate:
Manufacturing	43	69	366	217	146
Construction	15	33	193	53	72
Wholesale and retail trade	21	53	233	169	113
Financial institutions (excluding banks) and insurance companies	3	22	87	31	28
Banks	—	—	—	—	7
Service providers
Telecommunication	—	—	2	—	41
Transportation	3	6	24	11	13
Other Service Providers	41	84	414	475	180
Total Service Providers	44	90	440	486	234
Other	6	5	21	21	53

Corporate total	132	272	1,340	977	653
Private individuals (including self-employed professionals)	200	229	1,156	404	590

German total	332	501	2,496	1,381	1,243

Non-German:
Corporate:
Manufacturing	3	—	51	51	41
Construction	—	4	2	3	13
Wholesale and retail trade	5	1	31	21	80
Financial institutions (excluding banks) and insurance companies	—	51	28	46	9
Banks	—	43	1	70	52
Service providers
Telecommunication	—	—	24	29	44
Transportation	—	1	23	26	9
Other Service Providers	—	—	26	98	45
Total Service Providers	—	1	73	153	98
Other	—	8	22	107	391

Corporate total	8	108	208	451	684
Public authorities	—	—	—	4	1
Private individuals (including self-employed professionals)	4	5	22	14	43

Non-German total	12	113	230	469	728

Total gross charge-offs	344	614	2,726	1,850	1,971

Recoveries:
German:
Corporate:
Manufacturing	18	11	—	3	1
Construction	7	4	—	—	—
Wholesale and retail trade	9	6	—	2	—
Financial institutions (excluding banks) and insurance companies	1	2	—	—	—
Service providers
Transportation	1	—	1	—	1
Other Service providers	12	15	26	4	3
Total Service providers	13	15	27	4	4
Other	1	—	—	1	—

Corporate total	49	38	27	10	5
Private individual (including self-employed professionals)	120	109	61	34	24

German total	169	147	88	44	29

	Years Ended December 31,
	2007	2006	2005	2004		2003
	€ mn	€ mn	€ mn	€ mn		€ mn
Non-German:
Corporate:
Manufacturing	1	—	—	1		15
Construction	—	—	—	—		2
Wholesale and retail trade	—	—	2	—		4
Financial institutions (excluding banks) and insurance companies	12	—	1	1		—
Banks	—	2	—	7		—
Service providers
Telecommunication	—	1	—	1		3
Transportation	—	—	—	4		—
Other Service Providers	—	—	—	3		—
Total Service Providers	—	1	—	8		3
Other	15	19	8	44		20

Corporate total	28	22	11	61		44
Public authorities	—	9	—	5		—
Private individuals (including self-employed professionals)	(1)	2	4	5		—

Non-German total	27	33	15	71		44

Total recoveries	196	180	103	115		73

Net charge-offs(1)	148	434	2,623	1,735		1,898

Additions to allowances charged to operations	(77)	(2)	(49)	272		979
(Decreases)/Increases in allowances due to (dispositions)/acquisitions of Allianz Group companies and other increases/(decreases)	20	(134)	122	(106	)(2)	(55)
Foreign exchange translation adjustments	(14)	(14)	37	(42)		(272)

Total allowances for loan losses at end of the year(3)	793	1,012	1,596	4,109		5,720

Ratio of net charge-offs during the year to average loans outstanding during the year(4)	0.08%	0.26%	1.83%	1.23%		1.22%

(1)

The decrease of net charge-offs since 2005 is attributable to the improved quality of the loan portfolio due to the prior year’s reduction of the portfolio within our non-strategic business. The increase in net charge-offs and the decline of the total allowances for loan losses at year-end 2005 is primarily attributable to the reduction of the portfolio within our non-strategic business.

(2)	In 2004, the impact of dispositions on our allowances was primarily attributable to the sale of our banking subsidiary Entenial in January 2004.
(3)	The decline of allowances since 2005 is related to the change in charge-off methodology implemented in 2005 as further discussed in “—Summary of Loan Loss Experience—Portfolio Loan Loss Analysis”.
(4)	Certain prior year figures have been revised to conform to current year presentation.

Deposits

The following table sets forth the average balances and the average interest rates on deposit categories in excess of ten percent of average total deposits of our banking operations. The allocation between German and non-German components is based on the location of the office that recorded the transaction.

	Years Ended December 31,
	2007		2006		2005
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	€ mn		€ mn		€ mn
German:
Non-interest-bearing demand deposits	29,961		27,389		26,805
Interest-bearing demand deposits	38,579	3.7%	35,789	3.5%	36,274	2.7%
Savings deposits	4,560	2.5%	4,726	2.5%	4,768	2.5%
Time deposits	79,029	4.5%	78,104	3.3%	86,911	2.7%

German total	152,129		146,008		154,758

Non-German:
Non-interest-bearing demand deposits	7,933		7,529		7,310
Interest-bearing demand deposits	12,561	5.5%	14,657	4.5%	11,769	5.0%
Savings deposits	487	2.7%	490	2.3%	513	2.2%
Time deposits(1)	49,053	5.2%	45,698	6.0%	49,049	3.9%

Non-German total	70,034		68,374		68,641

Total deposits	222,163		214,382		223,399

(1)	Certain prior year figures have been revised to conform to current year presentation.

The aggregate amount of deposits by foreign depositors in our German offices was €43,437 million, €49,190 million and €48,675 million at December 31, 2007, 2006 and 2005, respectively.

Time Deposits

The following table sets forth the balance of time certificates of deposit and other time deposits in the amount of €100,000 or more issued by our German offices by time remaining to maturity at December 31, 2007.

As of December 31, 2007
Time Deposits of €100,000 or more
€ mn
Maturing in three months or less	66,345
Maturing in over three months through six months	6,798
Maturing in over six months through twelve months	3,628
Maturing in over twelve months	2,795

Total	79,566

The amount of time deposits of €100,000 or more issued by our non-German offices was €29,998 million at December 31, 2007.

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

The following table sets forth certain information relating to the categories of our short-term borrowings.

	Years Ended December 31,
	2007	2006	2005
	€ mn	€ mn	€ mn
Securities sold under repurchase agreements(1), (2):
Balance at the end of the year	93,070	139,794	115,255
Monthly average balance outstanding during the year	147,392	144,007	145,450
Maximum balance outstanding at any period end during the year	167,132	156,833	174,097
Weighted average interest rate during the year	4.6%	3.3%	3.2%
Weighted average interest rate on balance at the end of the year	4.5%	4.0%	2.7%
Negotiable certificates of deposit:
Balance at the end of the year	17,751	23,733	25,353
Monthly average balance outstanding during the year	24,112	23,686	25,125
Maximum balance outstanding at any period end during the year	27,926	25,689	27,289
Weighted average interest rate during the year	5.1%	4.9%	1.9%
Weighted average interest rate on balance at the end of the year	4.6%	4.6%	3.0%

(1)	Excludes collateral received for securities lending transactions.
(2)	Certain prior year figures have been revised to conform to current year presentation.

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

Although the federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways, including the Federal Fair Credit Reporting Act relating to the privacy of information used in consumer reports, the “Do Not Call” laws and the USA PATRIOT Act of 2001 relating to, among other things, the establishment of anti-money laundering programs. In addition, our property-casualty operations are subject to the requirements of the Terrorism Reinsurance Act which is administered by the U.S. Department of Treasury and provides for reinsurance from the U.S. government for major acts of terrorism.

Variable annuity insurance comes under the jurisdiction of the Financial Industry Regulatory Authority (FINRA), a self-regulatory organization that is under oversight of the U.S. Securities and Exchange Commission (“SEC”). FINRA regulates the sales practices associated with variable annuities and is currently seeking comments on a variety of proposed new rules, which would impose specific sales practice standards and supervisory requirements on FINRA members for transactions in deferred variable annuities. Recently, FINRA and its predecessor organization, the National Association of Securities Dealers, sought to expand its regulatory authority to include fixed indexed annuities, a major product line of Allianz Life. These efforts are still ongoing, and it is unclear whether or not such authority will be granted by the SEC.

There are a number of proposals for regulation that may significantly affect the U.S. market, such as proposals relating to the establishment of an optional federal charter for insurance and reinsurance companies; employee benefits regulations; changes to pension and retirement savings laws; asbestos litigation; taxation; disclosure requirements; and allowing the automatic enrollment of employees for Income Retirement Accounts for small employers. All of these matters are very much in a preliminary stage and the impact upon our operations in the United States remains unknown. In addition, the impact of two recent new federal laws, the Class Action Fairness Act of 2005 and the Pension Protection Act of 2006, upon our U.S. operations will become clearer with time.

Pursuant to industry-wide investigations, several of our U.S. subsidiaries have received requests for information from state insurance regulatory authorities and attorneys general relating to contingent commissions. The last of these requests was received by Allianz entities in mid-2006. Other carriers and intermediaries have entered into settlements that required more transparency with respect to intermediary compensation and in many cases required discontinuance of the use of contingent commissions. See Note 46 of the consolidated financial statements for more information regarding contingent commission related litigation pending against several insurers and intermediaries, including some Allianz entities.

As a result of one market conduct examination, the California Department of Insurance (DOI) imposed an Order to Show Cause against Allianz Life Insurance Company of North America (Allianz Life) with respect to certain marketing and sales practices of deferred annuity products. The potential outcome and exposure in this matter is currently uncertain. In February 2007, Allianz Life reached a settlement with the DOI regarding the issues raised in the Order to Show Cause. See Note 46 to the consolidated financial statements for information regarding certain class action lawsuits and some settlements in California and Minnesota related to the marketing and sale of deferred annuity products.

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

Banking, Asset Management and Other Investment Services

European Union

The supervision of banking, asset management and other investment services in the EU member states is primarily the responsibility of national authorities within the individual member states. However, the rules governing the regulation and supervision of these financial services have been harmonized by a number of EU directives, which have been or will be implemented in the member states. Most importantly, the national implementation of the EU Markets in Financial Instruments Directive (2004/39/EC) (“MiFID”) increased the level of harmonization for the operational structures and code of conduct rules for European investment firms. The EU Capital Requirements Directive (2006/48/EC and 2006/49/EC) primarily focuses on establishing harmonized minimum capital requirements for financial institutions and the EU Undertakings for Collective Investments in Securities Directive (1985/611/EEC), as amended from time to time, provides a European standard for the core asset management product in Europe. As a result of this harmonization, banking, asset management or investment service licenses granted in one EU member state are to be recognized in all other member states. Further, the directive on payment services in the internal market (2007/64/EC) represents the legal framework for the realization of the Single Euro Payments Area (SEPA).

Under the MiFID, investment firms can operate branches in all EU member states and also engage in cross-border services based on their existing home country license. For cross-border business without local presence, the MiFID introduces the relevance of home country code of conduct rules only. Moreover, EU member states must ensure that financial institutions that are members of a securities exchange in one member state are eligible for admission to trading on the exchanges of all other member states. Another field of harmonization is the offering and the trading of securities. The EU Prospectus Directive

(2003/71/EC), which came into force on December 31, 2003, provides for harmonized rules with respect to the contents and filing of prospectuses for publicly traded securities. In addition, the EU Transparency Directive (2004/109/EC) harmonizes the rules for disclosure of financial and other information that publicly traded companies have to provide. The EU Market Abuse Directive (2003/6/EC) sets forth certain rules against market manipulation and insider dealing. The EU Anti Money Laundering Directive (2005/60/EC) introduces new rules on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing to be implemented by the EU member states. There are also EU directives harmonizing investor protection.

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

In June 2004, the Basle Committee released the “Revised Framework” (“Basle II”) to replace the 1988 capital accord with a new capital accord. The two principal objectives of Basle II for measuring risk are (i) to align capital requirements more closely with the underlying risks; and (ii) to introduce a capital charge for operational risk (including, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). Credit institutions in the various countries that participate in the Basle Committee began implementing Basle II in the beginning of 2007. In Germany, the Solvability Regulation (Solvabilitätsverordnung) implemented Basle II and included the new capital requirements. A bank must report its large credits to the Bundesbank and must notify the BaFin and the Bundesbank if it exceeds certain ceilings. Credits exceeding these ceilings may only be granted with the approval of the BaFin, and the amount exceeding these ceilings must be covered by capital of the bank.

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

United States

Allianz Global Investors of America LLC, Allianz Global Investors of America L.P., Pacific Investment Management Company LLC, Oppenheimer Capital LLC, Nicholas-Applegate Capital Management LLC, RCM Capital Management LLC and other financial services subsidiaries of Allianz SE in the United States are registered as investment advisers under the Investment Advisers Act of 1940. Many of the investments managed by these financial services subsidiaries, including a variety of mutual funds and other pooled investment vehicles, are registered with the SEC under the Investment Company Act of 1940. The investment advisory activities of these financial services subsidiaries are subject to various U.S. federal and state laws and regulations. These laws and regulations relate to, among other things, limitations on the ability of investment advisers to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an adviser or its affiliates and advisory clients, as well as general anti-fraud provisions.

Federal and state regulators continue to focus on the mutual fund and variable insurance product industries. As a result of publicity relating to widespread perceptions of industry abuses and the recent “subprime” crisis, there have been numerous proposals for legislative and regulatory reforms, including, without limitation, mutual fund governance, new disclosure requirements, compensation arrangements, advisory fees, portfolio pricing, annuity products, hedge funds, regulation and distribution of equity index products, and other issues. It is difficult to predict at this time whether changes resulting from new laws and regulations will affect the asset management industry, or our investment management businesses, and, if so, to what degree.

Some U.S. financial services subsidiaries of Allianz SE are also registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are subject to extensive regulation. In addition, some of these subsidiaries are members of, and subject to regulation by, self-regulatory organizations such as the FINRA and, in the case of Dresdner Kleinwort Securities LLC, also the New York Stock Exchange. The scope of broker-dealer regulation covers matters such as capital requirements, the use and safekeeping of customers’ funds and securities, advertising and other communications with the public, sales practices, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the self-regulatory organizations and to prevent improper trading on material non-public information, employee-related matters, limitations on extensions of credit in securities transactions, and clearance and settlement procedures.

Dresdner Bank provides commercial and investment banking services in the Unites States through its New York and Grand Cayman Branches. Dresdner Bank’s U.S. banking activities are accordingly subject to regulation, supervision and examination by the Federal Reserve Board under the U.S. Bank Holding Company Act of 1956, as amended (“BHCA”), and the International Banking Act of 1978, as amended (“IBA”). The New York branch of Dresdner Bank is licensed, supervised and examined by the New York State Banking Department and is also supervised and examined by the Federal Reserve Bank of New York.

As a result of its ownership of Dresdner Bank, Allianz SE is also subject to the supervision of the Federal Reserve Board under the BHCA and the IBA and since June 30, 2004, Allianz SE has the status of a financial holding company. See Note 23 to the consolidated financial statements for further information with respect to capital requirements Dresdner Bank must meet to enable Allianz SE to keep the status of a financial holding company.

Other Countries

Our financial services businesses in countries other than those discussed above are also subject to detailed regulation and supervision by authorities in the relevant jurisdictions, including, but not limited to such matters as corporate governance, anti-corruption, capital adequacy, investment advisory and securities trading activities, and mutual fund management and distribution activities.

ITEM 4A.	Unresolved Staff Comments

None

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements including the notes thereto. The consolidated financial statements of the Allianz Group have been prepared in conformity with International Financial Reporting Standards (“IFRS”), as adopted under European Union (“EU”) regulations in accordance with section 315a of the German Commercial Code (“HGB”). The consolidated financial statements of the Allianz Group have also been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”). The Allianz Group’s application of IFRSs results in no differences between IFRS as adopted by the EU and IFRS as issued by the IASB. Unless otherwise indicated, we have obtained data regarding the relative size of various national insurance markets from annual reports prepared by SIGMA, an independent organization which publishes market research data on the insurance industry. In addition, unless otherwise indicated, insurance market share data are based on gross premiums written and statutory premiums for our Property-Casualty and Life/Health segments, respectively. Data on position and market share within particular countries are based on various third party and/or internal sources as indicated herein.

Critical Accounting Policies and Estimates

Goodwill

Goodwill resulting from business combinations represents the difference between the acquisition cost of the business combination and the Allianz Group’s proportionate share of the net fair value of identifiable assets, liabilities and certain contingent liabilities. Goodwill resulting from business combinations is not subject to amortization. It is initially recorded at cost and subsequently measured at cost less accumulated impairments. For impairment testing purposes, goodwill is allocated to the cash generating units that are expected to benefit from the synergies of the business combination as of the acquisition date. Significant judgment is involved in this estimate, and the actual resulting synergies of the business combination may not reflect the original estimate. During 2007, the Allianz Group realigned its cash generating units in the Property-Casualty and

Life/Health segments to ensure consistency with the management responsibilities of the Board of Management. As a result, the Allianz Group has allocated goodwill to nine cash generating units in the Property-Casualty, six cash generating units in the Life/Health segment, three cash generating units in the Banking segment, one cash generating unit in the Asset Management segment and one cash generating unit in the Corporate segment.

The Allianz Group conducts an annual impairment test of goodwill on October 1, or more frequently if there is an indication that goodwill is not recoverable. The impairment test includes comparing the recoverable amount to the carrying amount, including goodwill, of all relevant cash generating units. A cash generating unit is not impaired if the recoverable amount is greater than the carrying amount. A cash generating unit is impaired if the carrying amount is greater than the recoverable amount. Judgment is involved in applying valuation techniques when estimating the recoverable amount. The recoverable amounts of cash generating units generally are determined on the basis of value in use calculations.

The Allianz Group utilizes the capitalized earnings method to derive the value in use for all cash generating units in the Property-Casualty, Banking and Asset Management segments, as well as for the Germany Health and Private Equity cash generating units. Generally, the basis for the determination of the capitalized earnings value is the business plan (“detailed planning period”) as well as the estimate of the sustainable returns which can be assumed to be realistic on a long term basis (“terminal value”) of the companies included in the cash generating units. The capitalized earnings value is calculated by discounting the future earnings using an appropriate discount rate.

The business plans applied in the value in use comprise a planning horizon of three years. The terminal values are largely based on the expected profits of the final year of the detailed planning period. Where necessary, the planned profits are adjusted so that long term sustainable earnings are reflected. The financing of the assumed growth in the terminal values is accounted for by appropriate profit retention.

The discount rate is based on the capital asset pricing model. The assumptions, including the risk free interest rate, market risk premium, segment beta and leverage ratio, used to calculate the discount rates are consistent with the parameters used in the Allianz Group’s planning and controlling process.

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

The value in use calculations are sensitive to the assumptions used in selecting the appropriate discount rates, as well as the key value drivers of the business plans. For example, the capitalized earnings values of Property-Casualty cash generating units depend on the application of long term sustainable combined ratios, and Banking and Asset Management cash generating units are sensitive to changes in assumptions regarding cost income ratios. Moreover, a severe or prolonged period of global or regional economic weakness could adversely affect our business plans and result in the need for the impairment of goodwill at one or more cash generating units. Should an impairment occur, the resulting impairment loss could be material to the Allianz Group’s results of operations.

During 2007, the Allianz Group’s annual impairment tests did not indicate a need to reduce the carrying value of goodwill. Sensitivity analyses with regards to discount rates and / or key value drivers of the business plans were performed. For all cash generating units, respective capitalized earnings value sensitivities in combination with fair value analysis still exceeded respective carrying values.

Fair Value of Financial Instruments

The Allianz Group holds a number of financial instruments that are required to be measured at fair value under IFRS. These include trading assets and liabilities, financial assets and liabilities designated as carried at fair value through income, available-for-sale debt and equity securities and derivative instruments. For most of these financial instruments, changes in fair value are included in net income. For others, such as available-for-sale securities and certain derivatives under hedge accounting rules, the changes in fair value are included in equity.

The fair values of financial instruments that are traded in active markets are based on quoted market prices or dealer price quotations on the last exchange trading day prior to and including the balance sheet date. The quoted market price used for a financial asset held by the Group is the current bid price; the quoted market price used for financial liabilities is the current ask price.

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. Valuation techniques are used which are based on market observable inputs when available. Such market inputs include references to recently quoted prices for identical instruments from an active market, quoted prices for identical instruments from an inactive market, quoted prices for similar instruments from active markets, quoted prices for similar instruments from inactive markets. Markets observable inputs also include interest rate yield curves, option volatilities and foreign currency exchange rates. Where observable market prices are not available, fair value is based on appropriate valuation techniques using non-market observable inputs. Valuation techniques include net present value techniques, the discounted cash flow method, comparison to similar instruments for which observable market prices exist and other valuation models. In the process, appropriate adjustments are made for credit and measurement risks.

Due to the worldwide financial market crisis, some markets faced a significant shortage of liquidity, which affected the valuation techniques used by the Allianz Group to measure fair value. For certain financial instruments, the market has been completely illiquid and market prices were no longer available. In addition, the market prices of certain ABS-based products declined significantly.

For the portfolio of ABS-based products, primarily consisting of RMBS and CDOs that were affected by the financial market crisis, the availability of price quotations from a functioning market was limited during the second half of 2007 and as of December 31, 2007. Therefore, the valuations for these financial instruments were derived based on the market values of similar financial instruments. The market quotations used were taken from other market participants and competitors, which management believes are representative of the market. If this was not possible due to a lack of price quotations, the vintage and rating-specific valuations of the ABX.HE (Home Equity) index were used.

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

A held-to-maturity or available-for-sale debt security is impaired if there is objective evidence that a loss event has occurred, which has impaired the expected cash flows, i.e. all amounts due according to the contractual terms of the security are not considered collectible. Typically the impairment is due to deterioration in the creditworthiness of the issuer. Factors considered include industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, credit rating declines from a recognized credit rating agency and a breach of contract. A decline in fair value below amortized cost due to changes in risk free interest rates does not necessarily represent objective evidence of a loss event.

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

Total unrealized losses on available-for-sale debt securities and held-to-maturity investments were €4,264 million and €1,959 million as of December 31, 2007 and 2006, respectively. Total unrealized losses on available-for-sale equity securities were €467 million and €159 million as of December 31, 2007 and 2006, respectively.

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

A loan is considered to be impaired when there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan, and that loss event has an impact on the estimated future cash flows of the loan that can be reasonably estimated. If there is objective evidence that a loan is impaired, a loan loss allowance is recognized as the difference between the loan’s carrying amount and the present value of future cash flows, which includes all contractual interest and principal payments, discounted at the loan’s original effective interest rate and a corresponding impairment charge is recognized in the income statement.

Loans with an outstanding balance greater than €1 million are considered to be individually significant, and they are assessed individually to determine whether an impairment exists. Individually significant loans that are not impaired are grouped with loans evidencing similar credit characteristics and are collectively assessed for impairment.

At our banking subsidiary, Dresdner Bank, and its subsidiaries (the “Dresdner Bank Group”), the loan portfolio for which loan loss allowances are to be established is separated into a homogeneous and a non-homogeneous portfolio. The homogeneous portfolio consists of loans made by the Dresdner Bank’s Private & Business Clients division with a gross exposure of up to €1 million, for which the degree of risk has been calculated at the portfolio-level resulting in collectively evaluated loan loss provisions. All other loans are allocated to the non-homogeneous portfolio, with a distinction made with respect to loan loss allowances between the measurement of individual loans in default (specific loan loss allowances) and allowances for impairments that have incurred but have not been identified (general loan loss allowances / country risk allowance).

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

Changes in the loan loss provision on an Allianz Group level totaled €(113) million, €36 million and €(109) million for the years ended December 31, 2007, 2006 and 2005, respectively. The total loan loss allowance as of December 31, 2007 and 2006 amounted to €1,031 and €1,315 million, respectively.

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

One method used to monitor trends and sensitivities to changes in assumptions is to compare the recoverability ratio over time and using different levels of inputs. The recoverability ratio provides information regarding the percentage of future profits from the current portfolio that is needed to support the amortization of policy acquisition costs previously capitalized. The recoverability ratio is defined as DAC and PVFP, net of unearned revenue liabilities, divided by a best estimate of present value of future profits. Using best estimate assumptions, the recoverability ratio for the Allianz Group amounted to 51.5% as of December 31, 2007 and 52.8 % as of December 31, 2006, both including updated figures for the German health business. As the recoverability ratio approaches 100%, it indicates that there is an increased risk of loss. A recoverability ratio of 100% or greater would result in a charge to the Allianz Group’s net income, as the deferred acquisition costs would not be recoverable.

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

Country	Carrying amount of DAC/PVFP, net of unearned revenue liabilities	Effect of +1% change in the yield curve	Effect of -1% change in the yield curve
	€ mn	€ mn	€ mn
Germany	6,716	—	—
France	395	—	—
Italy	628	—	—
US	3,820	16	(56)
South Korea	688	11	(19)
Belgium	100	—	(1)
Switzerland	229	45	(89)
Austria	221	14	(20)

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

The interest rate assumptions used in the calculation of aggregate policy reserves were as follows:

	Long- duration Insurance Contracts (SFAS 60)	Traditional participating insurance Contracts (SFAS 120)
Aggregate policy reserves	2.5–6%	2.8–4.3%
Deferred acquisition costs	2.5–6%	5–6%

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

The table below provide a breakdown of the Allianz Group’s aggregate policy reserves by country of our major Life/Health local operating entities as of December 31, 2007 (in millions of euros):

	Aggregate Policy Reserves				Other Reserves		Total	% of Allianz Group
Country	Long- duration insurance contracts	Universal- Life type insurance contracts	Traditional participating insurance contracts	Non-Unit-Linked Reserves	Unit- Linked Reserves	Market Value of Liability Options[1]
	(€ mn)
German Life	18	4,526	112,765	—	1,831	—	119,140	35.6%
German Health	13,339	—	—	—	—	—	13,339	4.0%
France	6,924	35,907	—	—	14,285	—	57,116	17.0%
Italy	7,737	11,271	—	112	25,682	—	44,802	13.4%
United States	1,201	31,079	—	94	13,954	4,312	50,640	15.1%
Switzerland	166	2,031	3,486	11	583	—	6,277	1.9%
Spain	4,068	574	—	216	92	—	4,950	1.5%
Netherlands	969	28	—	—	3,356	—	4,353	1.3%
Austria	—	—	3,194	—	277	—	3,471	1.0%
Belgium	4,152	1,175	—	—	302	—	5,629	1.7%
South Korea	4,340	1,639	—	—	904	14	6,897	2.1%
Taiwan	776	1,063	—	2	2,710	—	4,551	1.4%
Other countries	2,472	570	643	130	2,085	—	5,900	1.8%

Life/Health Total	46,162	89,864	120,088	564	66,060	4,326	327,064	97.8%

Other Segment/Consolidation	175	(24)	7,413	—	—	—	7,564	2,2.3

Allianz Group Total	46,337	89,840	127,502	564	66,060	4,326	334,628	100.0%

(1)	“Market Value of Liability Options” represents the value of the derivatives embedded in the equity-indexed annuity products of Allianz Life.

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

Methods and corresponding percentages for participation in profits by the policyholders are set out below for the most significant countries for latent reserves:

Country	Base	Percentage
Germany
Life	All sources of Profit	90%
Health	All sources of Profit	80%
France
Life	All sources of Profit	80%
Italy
Life	Investments	85%
Switzerland
Group Life	All sources of Profit	90%
Individual Life	All sources of Profit	100%

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

Aggregate policy reserves totaled €264,243 million and €256,333 million as of December 31, 2007 and 2006, respectively. Reserves for premium refunds totaled €27,225 million and €30,689 million as of December 31, 2007 and 2006, respectively. For further information regarding reserves for insurance and investment contracts, see Note 18 to our consolidated financial statements.

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

Appropriate provisions have been made for environmental and asbestos claims and large-scale individual liability claims based on the Allianz Group’s judgment and an analysis of the portfolios in which such risks occur. These provisions represent the Allianz Group’s best estimate. The current reserves for loss and loss adjustment expenses for asbestos claims in the United States reflect the best estimate of local actuaries based on their assessment of current developments and trends in these claims.

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

German Motor Liability

As a longstanding market leader in German motor insurance, Allianz holds a significant balance of motor liability reserves (€4,526 million gross as of December 31, 2007). Moreover, German motor liability claims are particularly long-tailed in nature. We estimate that approximately 62% of claims are paid after one year and 90% after eight years from the occurrence of the claim. Actuaries must rely on long data histories, but data from older accident years may be less predictive for current developments. Furthermore, sufficient data for extremely long development of bodily injury claims for 40 and more years are not available and, therefore, we extrapolate the ultimate loss amounts. As a result, changes in assumptions such as loss development patterns have a significant effect on estimated reserves.

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

In order to quantify the potential variability of asbestos claim reserves, we calculate a point best estimate reserve and a range of reasonable estimates of asbestos loss reserves for U.S: and non-U.S. asbestos in aggregate. This range is calculated by testing the sensitivity of reserve estimates to alternative assumptions. We would consider any estimate within the range to be reasonable. The range does not represent lower and upper bounds, and does not contain all of the possible loss results. Our best estimate represents the expected unpaid loss resulting from assumptions that we consider neither optimistic nor pessimistic. The lower and upper ends of the range represent unpaid losses that would result from optimistic and pessimistic, but reasonable, assumptions. It should be noted that there is a reasonable possibility that the actual loss amounts will fall outside that range. As of December 31, 2007, the high end of this range is €880 million higher than the best estimate; the low end of the range is €700 million lower than the best estimate.

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

The following alternative assumptions lead to the low end of the range of the reserve estimate at:

•	The projected level of future claims filings for each policyholder decrease compared to the level as predicted by the epidemiological-based models;

•	Future values of claims settlements by disease type are lower than the inflation adjusted projections;

•	The proportion of claims filings leading to claims payments decrease compared the projections;

•	The legal interpretation of insurance policies and the outcome of coverage litigation is on the whole favorable to our expectations;

•

The projected level of new policyholders being brought into asbestos litigation is lower than our estimates in addition to a decrease in our estimate of the average cost to settle all future asbestos claims for these policyholders.

Total reserves for loss and loss adjustment expenses amounted to €63,706 million and €65,464 million as of December 31, 2007 and 2006, respectively. For further information regarding reserves for loss and loss adjustment expenses, see Note 17 to our consolidated financial statements.

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

The accounting estimates related to the valuation allowance are based on management’s judgements and currently available information, primarily with regards to projected taxable profits. Assumptions about matters which are uncertain and partly beyond management’s control are taken into account. Furthermore, these assumptions may change from period to period.

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

We are required to estimate the expected rate of return on plan assets, which is then used to compute pension cost recorded in the consolidated statements of income. Estimating future returns on plan assets is particularly subjective as the estimate requires an assessment of possible future market returns based on the plan asset mix and observed historical returns. In 2007, the weighted average expected rate of return on plan assets was 5.3%; in 2006, we adjusted the rate from 5.8% to 5.3%.

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

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of operating results enhances the understanding and comparability of the performance of our segments by highlighting net income attributable to ongoing segment operations and the underlying profitability of our businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the fluctuating effects of the realized gains/losses or impairments of investments, as these are largely dependent on market cycles or issuer specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at our discretion. Operating profit is not a substitute for income before income taxes and minority interests in earnings or net income as determined in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the IASB (or

“IFRS”). Our definition of operating profit may differ from similar measures used by other companies, and may change over time. For further information on operating profit, as well as the particular reconciling items between operating profit and net income, see Note 5 to our consolidated financial statements.

Operating profit should be viewed as complementary to, and not a substitute for, income before income taxes and minority interests in earnings or net income as determined in accordance with IFRS.

The Allianz Group uses total revenues in its analysis and discussion of the consolidated results of operations. Total revenues is a “non-GAAP financial measure” as defined by the rules of the SEC, which management uses to assess and measure the top line results of the core businesses within the Allianz Group. Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues. By providing a top line measure of sales revenues from the insurance products and financial services provided by all of the various core businesses of the Allianz Group, total revenues provide useful information to the investor. The following table reconciles total revenues to premiums written, the most comparable IFRS measure.

	PC	LH	Banking	AM	Cons	Group
2007
Premiums written	44,289	21,522	—	—	(23)	65,788
Add: Deposit premium for FAS 97 products	—	27,845	—	—	(15)	27,830

Total revenues P-C and L/H	44,289	49,367	—	—	(38)	93,618
Add: Interest and similar income	—	—	8,370	135	—	8,505
Less: Interest expense	—	—	(5,266)	(54)	—	(5,320)
Add: Fee and commission income	—	—	3,651	4,403	—	8,054
Less: Fee and commission expense	—	—	(603)	(1,270)	—	(1,873)
Income from financial assets and liabilities designated at fair value through income (net)	—	—	(431)	31	—	(400)
Other income	—	—	—	14	—	14

Total revenues Banking and Asset Management	—	—	5,721	3,259	—	8,980

Total revenues	44,289	49,367	5,721	3,259	—	102,598

	PC	LH	Banking	AM	Cons	Group
2006
Premiums written	43,674	21,614	—	—	(13)	65,275
Add: Deposit premium for FAS 97 products	—	25,807	—	—	(85)	25,722

Total revenues P-C and L/H	43,674	47,421	—	—	(98)	90,997
Add: Interest and similar income	—	—	7,312	112	—	7,424
Less: Interest expense	—	—	(4,592)	(41)	—	(4,633)
Add: Fee and commission income	—	—	3,598	4,186	—	7,784
Less: Fee and commission expense	—	—	(590)	(1,262)	—	(1,852)
Income from financial assets and liabilities designated at fair value through income (net)	—	—	1,335	38	—	1,373
Other income	—	—	25	11	—	36

Total revenues Banking and Asset Management	—	—	7,088	3,044	—	10,132

Total revenues	43,674	47,421	7,088	3,044	—	101,129

	PC	LH	Banking	AM	Cons	Group
2005
Premiums written	43,699	21,093	—	—	(26)	64,766
Add: Deposit premium for FAS 97 products	—	27,179	—	—	(18)	27,161

Total revenues P-C and L/H	43,699	48,272	—	—	(44)	91,927
Add: Interest and similar income	—	—	7,321	90	—	7,411
Less: Interest expense	—	—	(5,027)	(34)	—	(5,061)
Add: Fee and commission income	—	—	3,397	3,746	—	7,143
Less: Fee and commission expense	—	—	(547)	(1,110)	—	(1,657)
Income from financial assets and liabilities designated at fair value through income (net)	—	—	1,163	19	—	1,182
Other income	—	—	11	11	—	22

Total revenues Banking and Asset Management	—	—	6,318	2,722	—	9,040

Total revenues	43,699	48,272	6,318	2,722	—	100,967

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

The following table sets forth the reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments(2) and the Allianz Group as a whole for the years ended December 31, 2007 and 2006.

	Nominal total revenue growth	Changes in scope of consolidation	Foreign currency translation	Internal total revenue growth
	%	%	%	%
2007
Property-Casualty	1.4	1.3	(1.0)	1.1
Life/Health	4.1	0.1	(2.3)	6.3
Banking	(19.3)	—	(1.0)	(18.3)
thereof: Dresdner Bank	(20.3)	—	(1.1)	(19.2)
Asset Management	7.1	0.8	(7.0)	13.3
thereof: Allianz Global Investors	6.3	—	(7.5)	13.8
Allianz Group	1.5	0.6	(1.7)	2.6

2006
Property-Casualty	(0.1)	(0.2)	(0.2)	0.3
Life/Health	(1.8)	—	(0.2)	(1.6)
Banking	12.2	—	(0.1)	12.3
thereof: Dresdner Bank	12.8	—	(0.1)	12.9
Asset Management	11.8	(0.7)	(0.9)	13.4
thereof: Allianz Global Investors	11.7	(0.7)	(0.9)	13.3
Allianz Group	0.2	(0.1)	(0.2)	0.5

(1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

(2)	Segment growth rates are presented before the elimination of transactions between Allianz Group subsidiaries in different segments.

Executive Summary1)

Year ended December 31, 2007 compared to year ended December 31, 2006

•	Strong earnings with net income of €8.0 billion.

•	Our sustainable underlying profitability helped to compensate for the impact from the financial markets turbulence.

•	High quality asset base and a strong capitalization with shareholders’ equity of €47.8 billion.

Year ended December 31, 2006 compared to year ended December 31, 2005

2006 was a year of success.

•	Property-Casualty underwriting profitability stood out with a combined ratio of 92.9%.

•	Operating profit in Life/Health grew by 23%.

•	Milestone achieved for cost-income ratio of below 80% in Banking.

•	Asset Management performed strongly again, further improving operating profit to €1.3 billion.

•	Net income grew by 60% to €7.0 billion.

•	Shareholders’ equity stood at €49.7 billion, up almost 28%.

Total revenues

in € bn

Net income

in € mn

Shareholders’ equity3)

in € mn

(1)

The Allianz Group operates and manages its activities primarily through four operating segments: Property-Casualty, Life/Health, Banking and Asset Management. Effective January 1, 2006, in addition to our four operating segments and with retrospective application, we introduced a fifth business segment named Corporate. For detailed information on the Allianz Group, our activities and structures, as well as the environment in which we operate please see “Information on the Company”.

(2)	Compound annual growth rate (“CAGR”) is the year-over-year growth rate over a multiple-year period.
(3)	Does not include minority interests.

Allianz Group’s Consolidated Results of Operations

Total revenues(1)

Total revenues – Segments

in € mn

Year ended December 31, 2007 compared to year ended December 31, 2006

Our total revenues were up 1.5% to €102.6 billion. Foreign currency translation effects were a significant feature of fiscal year 2007, depressing total revenues by €1.8 billion. Total internal revenue growth(2) amounted to 2.6%. While Life/Health and Asset Management grew strongly, with revenues increasing by 6.3% and 13.3% respectively, on an internal basis, Property-Casualty premiums grew modestly. In contrast, the Banking segment was heavily impacted by the turbulence in financial markets, which led to a significant shortfall in net trading income.

(1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums Banking segment’s operating revenues and Asset Management segment’s operating revenues. Please refer to “—Introduction” for a reconciliation of total revenues to premiums written of the Allianz Group.

(2)

Internal total revenue growth excludes the effects of foreign currency translation as well as acquisitions and disposals. Please refer to “—Introduction” for a reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole.

Property-Casualty Gross premiums written of €44.3 billion were up 1.4% on a nominal basis and 1.1% on an internal basis. With €635 million, our acquisitions in Russia and Kazakhstan contributed significantly to revenue growth. Foreign currency translation effects had a negative impact of €448 million.

We maintained our selective underwriting policy, focusing on diligent risk selection and profitable growth. In several of our core European markets, pricing trends were flat or negative, limiting the growth opportunities. Conversely, we were able to take advantage of strong profitable growth opportunities in emerging markets(3) which now make up more than 9% of total gross premiums written.

Life/Health At €49.4 billion, statutory premiums were up by 4.1%, ahead of expectations. Based on internal growth, revenues were up 6.3%. We achieved double-digit growth rates in most of our markets worldwide, with substantial contributions from emerging markets in New Europe and Asia-Pacific. While the situation in the United States remained challenging, other established markets such as France and Italy also experienced dynamic growth, while Germany, though at lower growth rates, outperformed the market.

The considerable growth in statutory premiums added to our asset base, which increased by €8.7 billion to €350.0 billion, despite negative impacts from foreign currency translation, higher interest rates and the weakening stock market towards year-end.

Banking Operating revenues in our Banking segment were down by 19.3% to €5.7 billion. Core product lines not impacted by the credit crisis performed in line with expectations. Net interest income grew by 14.1%, while net fee and commission income increased modestly. The financial markets turbulence resulted in markdowns of €1.3 billion on asset backed securities relating only to a limited number of business lines in the Investment Bank, driving Dresdner Bank’s net trading income to a loss of €0.5 billion. The remaining shortfall in these business lines was indirectly related to the credit crisis. This decline outweighed the growth in the other revenue components.

(3)	New Europe, Asia-Pacific, South America, Mexico and Middle East & Northern Africa.

Asset Management In asset management we again outperformed the vast majority of our performance benchmarks. Operating revenues were up 7.1%, before negative foreign currency translation effects of €0.2 billion.

At €765 billion, third-party assets under management recorded net inflows and positive market effects totalling €62 billion. Offsetting this was €59 billion of negative foreign currency translation effects. As a result, the asset base remained flat, though it experienced internal growth of 8.1%.

Year ended December 31, 2006 compared to year ended December 31, 2005

Our total revenues remained stable at €101.1 billion. This result reflected the net effect of substantial operating revenue growth in our Banking and Asset Management segments, flat Property- Casualty gross premiums written, combined with a decline in Life/Health statutory premiums. Total internal revenue growth amounted to 0.5%.

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

Asset Management Based on the consistent strong investment performance we achieved, we again ranked in the top quartile based on net inflows in 2006 compared to our peer companies. With net inflows of €36 billion and market-related appreciation of €43 billion, we achieved our growth target for third-party assets of above 10%, excluding currency conversion effects. Overall, our third-party assets amounted to €764 billion as of December 31, 2006, up 2.8% from a year earlier, after unfavorable exchange rate effects of €57 billion. Our strong asset base was a key factor in repeating double-digit operating revenue growth while facing a challenging market environment.

Operating profit

Year ended December 31, 2007 compared to year ended December 31, 2006

Property-Casualty At €6.3 billion, operating profit growth was relatively flat compared to the prior year period. Claims from natural catastrophes were €0.6 billion higher than in 2006, a year that was marked by exceptionally low claims from natural catastrophes. Higher current investment income compensated for the high losses incurred in connection with windstorm Kyrill, the floods in the United Kingdom and severe storms in several parts of the world.

Life/Health Operating profit grew by 16.8% to almost €3.0 billion with most operations contributing to this growth. The key drivers behind this improvement were strong revenue growth, especially in the second half of the year. Our investment result also contributed significantly based on a higher asset base that led to higher dividend and investment payments. Furthermore the expense result and the technical result improved as well.

Banking Our Banking segment’s operating profit was down 45.6% to €0.8 billion due to the major impact of the credit crisis. Although most lines of business in the Investment Bank were not impacted by the financial markets turbulence, a number of business lines experienced a markdown of €1.3 billion due to the credit crisis. The remaining shortfall in these business lines was also related to the credit crisis. In lines of business which were not impacted by the credit crisis, operating profit increased by €0.3 billion, or 57.8%.

Asset Management Operating profit increased by 5.3% to €1.4 billion as we continued to benefit from a growing asset base and tight cost control. Investments in business expansion and infrastructure projects to secure future growth resulted in operating expenses increasing at a slightly higher rate than operating revenues. This is reflected in a 0.7 percentage point increase in our cost-income ratio, which is still at a very competitive level of 58.3%.

Corporate Segment Due to higher investment income and lower expenses the operating loss was significantly reduced to €0.3 billion.

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

Life/Health We were again successful in growing our operating profit which increased in 2006 by 22.5% to €2.6 billion. While continuing to grow our asset base, we further improved our investment, expense and technical margins. Our policyholders also benefited from profit growth as, in 2006, we were able to credit them with a higher participation amount than last year. Our Sustainability Program was also an important contributing factor to operating profit growth in Life/Health.

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

Corporate Segment At €831 million, down €50 million from a year ago, operating loss remained relatively stable.

Net income

Year ended December 31, 2007 compared to year ended December 31, 2006

Net income grew by 13.5% to almost €8.0 billion.

Compared to 2006, net capital gains were slightly lower, and interest expense from external debt was higher. These negative impacts were more than compensated by lower restructuring charges.

Realized gains (net) which are not shared with policyholders, were €144 million lower than last year, albeit still at a high level of €2,538 million. This was mainly driven by large harvesting transactions in the first quarter of 2007, when we took advantage of market conditions. With write-downs amounting to €381 million, impairments on investments are at the same level as in 2006.

The remaining net unrealized gains on equity securities amounts to €11.0 billion, net of tax and policyholder participation.

Interest expense from external debt increased by €276 million to €1,051 million, mainly in connection with bridge financing for the acquisition of the outstanding minority interests in AGF.

Restructuring charges amounted to €216 million, €608 million less than last year. In 2006, restructuring charges stemmed primarily from our restructuring plan for the Allianz Group’s insurance operations in

Germany. The charges in 2007 related mainly to the restructuring of our local subsidiaries in Italy, and the set-up of a shared IT services infrastructure in Europe.(1)

The charge of €429 million in 2006 was related to reclassification of policyholder participation in tax benefits arising in connection with tax-exempt income in the Life/Health segment. In the segment reporting, this effect is represented within operating items.

Our effective tax rate of 24.7% and income tax expense of €2,854 million were significantly higher than a year ago, where the one-off benefit of €571 million from capitalization of corporate tax credits in Germany significantly reduced the effective tax rate. Furthermore, a higher income before income taxes and minority interests in earnings of €11,568 million (2006: €10,323 million) contributed to this development. The German corporate tax reform 2008 (“Unternehmensteuergesetz 2008”) leads to a reduction of income tax rates for German corporations from fiscal year 2008. The resulting revaluation of deferred tax positions resulted in a positive effect on net income in 2007 of €152 million.

Minority interests were €541 million lower, primarily due to the RAS minority buy-out completed in 2006 and the AGF minority buy-out in 2007.

Year ended December 31, 2006 compared to year ended December 31, 2005

We grew net income by 60.3% to €7.0 billion. This development was primarily driven by our segments’ operating profit growth, reflecting the high quality of our earnings. In addition, increased restructuring charges were offset by higher realized gains.

The most significant capital gains resulted from the sale of our shareholdings in Schering AG and in Eurohypo AG in the first half of 2006, as well as from the disposal of Four Seasons Health Care Ltd. in the second half.

Restructuring charges amounted to €964 million, €864 million more than 2005. This increase primarily

(1)	Please see Note 49 to our consolidated financial statements for further information on our restructuring plans.

reflects the reorganization of our German insurance operations and the “New Dresdner Plus” reorganization program.(2)

Net expenses from financial assets and liabilities held for trading was down significantly, as, in 2005, heavy negative impacts stemmed from derivatives from an equity-linked loan which was issued as a component of financing the cash tender offer for the outstanding RAS shares.

Income tax expenses of €2.0 billion benefited from the tax-exemption of the significant capital gains and the capitalization of the Allianz Group’s total corporate tax credits as a consequence of the new German Reorganization Tax Act (SEStEG) which entered into force in December 2006. Following this tax law change, current income tax expenses were reduced by €571 million. Please see Note 41 to our consolidated financial statements for further information. As a result of the above, our effective tax rate declined to 19.5% from 26.3%.

Minority interests in earnings were down €97 million to €1.3 billion. This was primarily a result of the acquisition of the minority interest in RAS.

Earnings per share

Our net income growth translates into continuously increasing earnings per share. The following graph presents our basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005.

Earnings per share (1)

in €

(1)	See Note 50 to our consolidated financial statements for further details.

(2)	Please see Note 49 to our consolidated financial statements for further information on our restructuring plans.

The following table summarizes the total revenues, operating profit and net income for each of our segments for the years ended December 31, 2007, 2006 and 2005, as well as the IFRS consolidated net income of the Allianz Group.

	Property- Casualty	Life/ Health	Banking	Asset Management	Corporate	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2007
Total revenues(1)	44,289	49,367	5,721	3,259	—	(38)	102,598
Operating profit (loss)	6,299	2,995	773	1,359	(325)	—	—
Non-operating items	962	107	(59)	(494)	(29)	—	—
Income (loss) before income taxes and minority interests in earnings	7,261	3,102	714	865	(354)	(20)	11,568

Income taxes	(1,656)	(897)	(266)	(342)	217	90	(2,854)
Minority interests in earnings	(431)	(214)	(71)	(25)	(21)	14	(748)

Net income (loss)	5,174	1,991	377	498	(158)	84	7,966

2006
Total revenues(1)	43,674	47,421	7,088	3,044	—	(98)	101,129
Operating profit (loss)	6,269	2,565	1,422	1,290	(831)	—	—
Non-operating items	1,291	135	(147)	(555)	(156)	—	—
Income (loss) before income taxes and minority interests in earnings	7,560	2,700	1,275	735	(987)	(960)	10,323

Income taxes	(2,075)	(641)	(263)	(278)	824	420	(2,013)
Minority interests in earnings	(739)	(416)	(94)	(53)	(16)	29	(1,289)

Net income (loss)	4,746	1,643	918	404	(179)	(511)	7,021

2005
Total revenues(1)	43,699	48,272	6,318	2,722	—	(44)	100,967
Operating profit (loss)	5,142	2,094	704	1,132	(881)	—	—
Non-operating items	1,024	177	822	(707)	(1,118)	—	—
Income (loss) before income taxes and minority interests in earnings	6,166	2,271	1,526	425	(1,999)	(560)	7,829

Income taxes	(1,804)	(488)	(387)	(129)	741	4	(2,063)
Minority interests in earnings	(827)	(425)	(102)	(52)	(10)	30	(1,386)

Net income (loss)	3,535	1,358	1,037	244	(1,268)	(526)	4,380

(1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums Banking segment’s operating revenues and Asset Management segment’s operating revenues. Please refer to “—Introduction” for a reconciliation of total revenues to premiums written of the Allianz Group.

Impact of the financial markets turbulence

In the second half of 2007, the crisis in the mortgage market in the United States, triggered by serious disruption of credit quality, led to a revaluation of credit risks. As a result, prices for various asset-backed securities (“ABS”), even for those with a high rating, were devalued significantly. Primarily, this affected collateralized debt obligations (“CDO”), and residential mortgage-backed securities especially those originating in the United States (“U.S. RMBS”). Furthermore, this turbulence in the financial markets resulted in illiquidity in the primary markets where the placement of structured products e.g. asset-backed commercial papers (“ABCP”) almost came to a near stop. The liquidity shortage prompted central banks to provide the capital markets with additional liquidity.

The turbulences on the financial markets also impacted our business development. However, the impact varied depending on the different business segments.

Most of our insurance operations were not affected by these developments. The investment activities of the insurance segments were only impacted to a very limited extent, reflecting the high quality of the asset bases with no material CDO and subprime exposure. Similarly, the impact on our Asset Management segment was marginal. In contrast, we had to record a significant impact of this crisis within the Banking segment, with the substantial portion being attributable to some business units of Dresdner Bank’s investment banking activities.

Impact on insurance operations

Of our average Property-Casualty asset base, ABS made up €4.9 billion, as of December 31, 2007, which is around 5%. CDOs accounted for €0.2 billion of this amount, of which €8 million are subprime-related. Losses on CDOs of €2 million were recorded in our equity. Realized losses of €12 million were reflected in the segment’s income.

Within our Life/Health asset base, ABS amounted to €13.8 billion, as of December 31, 2007, less than 4% of total average Life/Health assets. Of these, €0.3 billion are CDOs of which none are subprime-related. No unrealized losses on CDOs were recorded in our equity. Realized losses of €7 million were reflected in the segment’s income.

Impact on investment banking activities of Dresdner Bank

Dresdner Bank is engaged in various business activities involving structured products. These comprise asset-backed securities of the trading book, credit enhancements, conduits, leveraged buy-out commitments and structured investment vehicles. Furthermore, Dresdner Bank has sold credit protection for third party ABS and has re-insured these positions with monoline insurers (“monoliners”).

Asset-backed securities of the trading book

The underlying collateral of asset-backed securities is a pool of assets.

As of December 31, 2007, Dresdner Bank carried ABS within trading assets on the balance sheet of €15.1 billion and was, due to short derivative positions, economically exposed by €10.5 billion (comprising only drawn liquidity facilities) as of December 31, 2007. The majority of these ABS is of a high quality, as 89% of them were rated A or better. Only €1.6 billion of the net exposure is subprime.

Breakdown of exposure by rating class

in %

After write-downs of €1.3 billion the net exposure amounts to €9.2 billion as of December 31, 2007. It contains €1.5 billion CDOs, €1.4 billion U.S. RMBS and €6.3 billion other ABS. Because the financial markets turbulence mainly affected CDOs and U.S. RMBS, these net exposures are classified as “critical ABS”. We took substantial write-downs on CDOs and U.S. RMBS, recognizing the different quality and characteristics of the assets. The following table summarizes the write-downs on CDOs and U.S. RMBS.

Exposure type	Exposure as of 31/12/2007	Write- downs 2007	in % of exposure
	€ mn	€ mn
U.S. RMBS
Prime	713	71	10%
Midprime	336	50	15%
Subprime	617	206	33%

Total U.S. RMBS	1,666	327	20%

CDO
High grade	1,615	225	14%
Mezzanine	667	534	80%
CDO-squared1)	—	—	—

Total CDO	2,282	759	33%

1)	CDO-squared: CDO that is predominantly composed of other CDOs

Credit enhancements

Credit enhancements are one or more initiatives taken by the originator in a securitization structure to enhance the security, credit or the rating of the securitized instrument. In this context, Dresdner Bank offers protection against the risk of sharp and sudden decline of ratings of assets (so called risk gap protection) for conduit asset financing entities (“CAFE”) and second loss protection for credit investment related conduits (“CIRC”). Both structures primarily contain ABS.

The CAFE structures, primarily contain certain assets for which the Bank provides protection. Furthermore, the Bank is entitled to take assets that run the risk of being downgraded out of the portfolio. Thus, the Bank can only be drawn on if significant rating deteriorations occur. During the second half of 2007, the exposure was reduced significantly to €0.1 billion.

Under the CIRC structures, Dresdner Bank provides second loss protection, whereas the first loss stays with the client. Additionally, the Bank is entitled to sell the portfolio to the market, if the value of this portfolio falls below a pre-defined threshold. Here as well, the exposure was reduced and, at December 31, 2007 was a notional amount of €2.8 billion.

Conduits

A conduit is a special purpose entity that securitizes its financial assets, e.g. receivables, by means of commercial papers.

Since the late nineties, Dresdner Bank arranges the securitization of third party and own asset portfolios through asset-backed commercial paper programmes (“ABCP”) via several conduits. The underlying pool of assets exhibits a good quality, with 74% having at least an A rating. Furthermore, none of the underlying assets are CDOs or subprime-related. Dresdner Bank has provided liquidity back-up lines of €12.4 billion of which €8.4 billion were undrawn at December 31, 2007.

Leveraged buy-out

A leveraged buy-out is a financing transaction involving a significant amount of debt.

Dresdner Bank provides credit lines for these transactions, the bulk of which are typically syndicated. As of December 31, 2007, Dresdner Bank has reduced its LBO exposure to €4.5 billion containing drawn and undrawn amounts, which includes €1.1 billion of loans held within Dresdner Bank’s loan portfolio. In 2007, provisions were recorded for this business of €30 million.

Monoliner

Dresdner Bank has entered into business relations with monoliners—companies that guarantee the repayment of a security and the corresponding interest in the event that the issuer defaults—in order to hedge the exposure from credit protection sold for third party ABS.

Dresdner Bank has provided credit protection via Credit Default Swaps (“CDS”) for ABS exposures. According to our risk policies, these CDS positions are re-insured with monoliners; only in case of a default of payment from the underlying assets and a breach of contractual duties of the monoliners will an ultimate loss occur. This loss amounts to the difference between the guaranteed amount from the monoliner and the value of the underlying assets. Dresdner Bank bought credit protection for counterparty risks on monoliners of notional €0.4 billion, reducing the net counterparty risk to €0.8 billion as of December 31, 2007. Considering both, the quality of the underlying assets as well as the credit risk of the monoline coverage bought, we believe our monoline–related critical assets amount to approximately €1.1 billion.

Structured Investment Vehicles (“SIV”)

A structured investment vehicle is an entity that primarily invests in long-term, high quality securities. The investments are refinanced by medium term notes (“MTN”) or commercial papers (“CP”).

For the structured, not consolidated SIV “K2”, in which Dresdner Bank holds a share of 3.5%, the Bank serves as an asset manager and provides liquidity back-up lines and repurchase agreements on an arms-length basis. This SIV is refinanced by CPs, MTNs, repos and capital notes. Since September 2007, the volume of K2 has been reduced by almost 30% to €16.4 billion.

On March 18, 2008, Dresdner Bank and K2 Corporation entered into an agreement through which Dresdner Bank will provide a support facility to the Structured Investment Vehicle, K2. The agreement, which consists of a U.S.$1,500,000,000 committed revolving mezzanine credit facility and a ‘backstop’ facility, follows the announcement by Dresdner Bank on February 21, 2008 that it intended to offer support to K2.

The mezzanine credit facility provides K2 with immediate additional liquidity, allowing K2 to draw-down funds for terms up to the maturity date of its longest dated senior debt obligations. Under the terms of the backstop facility, Dresdner Bank has undertaken to provide to K2 firm prices at which it will purchase assets from K2 in the event that K2 is unable to obtain better prices for such assets on the open market. The aggregate of such prices provided by Dresdner Bank will at all times equate to an amount that ensures K2 has sufficient funds to repay its senior debt in full.

Valuation methods

Due to the worldwide financial market crisis, some markets faced a significant shortage of liquidity, which affected the valuation techniques used by the Allianz Group to measure fair value. For certain financial instruments, the market has been completely illiquid and market prices were no longer available. In addition, the market prices of other ABS-based products declined significantly. Although the steep decline of certain market prices might not always have been rational from an economic perspective (e.g. due to forced sales), the Allianz Group has adhered to strict principles in measuring the affected financial instruments at fair value.

Whenever possible the fair value is determined using the market prices available in active markets. If there is no quoted market price available, valuation techniques are used which are based on market prices of comparable instruments or parameters from comparable active markets (market observable inputs). If no observable market inputs are available valuation models are used (non-market observable inputs).

As a benchmark for the ABS of the trading book, the ABX index was applied. Because the ABX.HE (Home Equity) index represents a standardized basket of Home Equity ABS reference obligations, the Allianz Group believes that it provides an adequate valuation standard. The ABS portfolio was divided into sub-portfolios based on certain criteria, such as the underlying product category, the rating or the vintage. The valuation was based on the respective ABX-prices. For a large part of the RMBS portfolio, market quotes were available and used for valuation purposes. For the so-called “prime” assets (only certain RMBS), the Allianz Group has not used the ABX index, because the index only represents the subprime market. In this case, the Allianz Group took the midpoint of prices provided by other market participants for prime assets and used them as a valuation input.

Because there are no generally valid market standards existing in these areas, the valuation methods are naturally limited, so that alternative assumptions and input parameters would generate different results.

Recently Adopted and Issued Accounting Pronouncements and Changes in the Presentation of the Consolidated Financial Statements

For information on recently adopted and issued accounting pronouncements please see Note 3 to our consolidated financial statements.

Events After the Balance Sheet Date

See “—Recent and Expected Developments—Economic Outlook” and Note 52 to the consolidated financial statements.

Property-Casualty Insurance Operations

Year ended December 31, 2007 compared to year ended December 31, 2006

•	Emerging markets contributed more than €4 billion to steadily growing premiums.

•	Profitability sustained throughout the cycle.

•	Combined ratio of 93.6%.

Year ended December 31, 2006 compared to year ended December 31, 2005

Underwriting performance drove operating profitability.

•	Very competitive combined ratio of 92.9%.

•	Further operating profit growth of 22% to €6.3 billion after an already strong year in 2005.

•	We sustained our successful strategy of selective use of market opportunities.

•	Net income increased 34.3% to €4.7 billion.

Earnings Summary

Gross premiums written

Gross premiums written by region(1)

in %

(1)

After elimination of transactions between Allianz Group companies in different geographic regions and different segments. Gross premiums written from our specialty lines have been allocated to the respective geographic regions.

Gross premiums written—Growth rates(1)

in %

(1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.
(2)	Together with our property-casualty assumed reinsurance business, primarily attributable to Allianz SE, the decline within Germany was (6.0)% (2006: (1.9)%).

Year ended December 31, 2007 compared to year ended December 31, 2006

Gross premiums written were 1.4% ahead of previous year at €44,289 million. Our acquisitions in Russia and Kazakhstan contributed significantly to premium volume, while large foreign currency translation effects of €448 million almost offset this increase. Therefore, on an internal basis, premiums grew by 1.1%. Furthermore, in 2007, our strategy of selective underwriting proved to be again successful as we were able to limit pricing impacts while at the same time achieving slight organic growth.

The revenue development remained mixed across our different regions. We recorded strong premium growth of €962 million in our emerging markets(1) which compensated for flat or even negative revenue trends in the more mature markets. This shows that our strategy of expansion into emerging markets is paying off. Together, these markets contributed €4,286 million (2006: €3,324 million) or 9.2% (2006: 7.2%) to total gross premiums written.

Increases in gross premiums written were primarily achieved in New Europe and Spain as well as in the global travel and assistance business at Mondial and credit insurance at Euler Hermes. In contrast, as we intentionally forewent premium growth in order to protect our underwriting profitability, revenues were down in the United States and in Italy.

With €838 million additional premium volume, New Europe contributed the highest portion to revenue growth. The first time consolidation of ROSNO and Progress Garant in Russia and ATF-Polis in Kazakhstan were the main drivers for this development. Additionally, motor insurance business in Poland and Romania added to the increase in gross premiums.

In Spain, revenues increased by €123 million. Here, our operations outperformed the market in all lines of business despite the weakness situation in the motor market. Main contributions came from industrial and personal lines.

(1)	New Europe, Asia-Pacific, South America, Mexico, Middle East and Northern Africa.

Increase in gross premiums written in our Travel and Assistance business by €95 million was driven by growth in most regions coming mainly from e-commerce partnerships in travel insurance.

Premium growth within the credit insurance business was due to higher business volume. Despite the weak U.S. Dollar compared to the Euro and price declines which are due to high competition and very low claims ratios in the market, total revenues were up by €90 million.

At Allianz Sach within Germany, we closely monitored pricing development in order to maintain profitability. Due to a weak market environment and higher no claims bonuses in motor insurance, revenues declined by €114 million. Furthermore, internal reinsurance business at Allianz SE, which we also show within Germany, was significantly reduced as we optimized internal reinsurance arrangements in the year under review. Overall premiums in Germany were down by €681 million.

In the United States we recorded revenues of €4,306 million. At Fireman’s Fund Insurance Company (“Fireman’s Fund”) we saw a decline of €206 million from the prior year, primarily reflecting the decline in the U.S. Dollar compared to the Euro. On a U.S. Dollar basis, growth amounted to 3.8% and we saw a satisfying business performance, coming predominantly from crop insurance business and personal lines.

Our operations in Italy showed a decline in gross premiums written of €167 million mainly due to stagnation in the motor market and the impact from a new regulation, the so-called Bersani law, which resulted in an overall price reduction.

In the United Kingdom the decrease of €160 million in revenues was due to the internal transfer of large risk business to Allianz Global Corporate & Specialty (“AGCS”). Otherwise, premium volume increased by €185 million mainly coming from personal motor and commercial lines.

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

In some markets, such as the United States and Spain, we recorded increasing volumes while being able to maintain stable, profitable prices. Two lines of business contributing to the increased business volume at Fireman’s Fund in the United States were the crop insurance business and specialty casualty lines. The positive development in Spain was attributable to higher sales across all lines of business.

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

At AGCS gross premiums written were down €142 million to €2,802 million. This development was to a large extent brought about by foregoing business volume as a result of declining prices mainly in Europe.

Operating profit

Operating profit

in € mn

Year ended December 31, 2007 compared to year ended December 31, 2006

At €6,299 million operating profit was above the targeted level. Compared to 2006, a year that was characterized by exceptionally low losses from natural catastrophes, operating profit growth was relatively flat at 0.5%.

Claims and insurance benefits incurred were up by 3.3% to €25,485 million and the calendar year loss ratio was up by 1.1 percentage points to 66.1%. Of the total claims €774 million (2006: €211 million), or 2.0 percentage points of the loss ratio, were attributable to severe losses from natural catastrophes such as windstorm Kyrill, the floods in the United Kingdom and storms in several parts of the world. Also contributing to the increase were higher large claims incurred at AGCS as well as our newly consolidated entities in Russia and Kazakhstan.

The accident year loss ratio increased by 2.0 percentage points to 69.6% . Furthermore, previous year’s loss ratio was on a generally lower level.

Acquisition and administrative expenses were almost stable, up 0.2% to €10,616 million. These expenses also contain significant investments in group initiatives. Our administrative costs came down, showing that our tight cost control and efficiency measures have started to pay-off. Slightly higher acquisition costs stem from an increase in profitable, higher-commission business and the acquisition of our Russian subsidiaries. In total, our expense ratio of 27.5% was down 0.4% on the previous year.

Our combined ratio increased by 0.7 percentage points to 93.6%.

Interest and similar income was up by 9.2% to €4,473 million, as the higher asset base resulted in a rise in dividends received and increased interest income.

Year ended December 31, 2006 compared to year ended December 31, 2005

Operating profit showed a strong increase of 21.9% to €6,269 million. The top three contributing operations to our operating profit growth were AGCS at €658 million, the United States at €328 million and France at €193 million. In Italy and Switzerland we also experienced strong increases of €75 million each. The decrease within Germany by €286 million stemmed from declines of a similar magnitude at both Allianz Sach and Allianz SE. Lower gross premiums written, previously described, were the primary factor for the decline in operating profit at Allianz Sach. At Allianz SE, operating profit was down mainly due to lower premium income as a result of decreased internal cessions from Allianz Group companies outside of Germany, as well as increased loss estimates for Hurricane Katrina in the United States in 2005.

Our significantly improved underwriting profitability was the main driver behind these strong developments, with excellent combined ratios across all markets. Driven by the improvement of our loss ratio, our combined ratio was down to 92.9%, 1.4 percentage points better than in 2005. Thereby, we surpassed our target of 95% and further solidified our competitive position within the property-casualty market.

In 2006, we recorded both lower severity and frequency of claims. The exceptionally high losses from natural catastrophes in the prior year were not repeated. In addition, our motor business experienced severity increases which were clearly lower than inflation. Accordingly, our accident year loss ratio improved by 2.8 percentage points to 67.6%.

Overall, claims and insurance benefits incurred (net), at €24,672 million in 2006, were down 2.6% from a year ago. As a result, our calendar year loss ratio improved by 2.2 percentage points to 65.0%. The difference between the improvement of our loss ratio based on accident year compared to that based on calendar year is due to lower run-offs in 2006 compared to 2005. We continued to deliver positive net development on prior years’ loss reserves primarily in Italy, France, the United Kingdom and within our credit insurance business. Partially, we attribute this positive development to the measures we undertook in the context of our Sustainability Program, such as improved claims management processes in many companies.

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

Non-operating result

Year ended December 31, 2007 compared to year ended December 31, 2006

In total, non-operating items decreased by 25.5% to €962 million mainly coming from lower net realized gains, a negative trading result and higher impairments of investments. These effects could not be balanced by lower restructuring charges.

Net realized gains from investments decreased significantly by 17.9% to €1,433 million from a year earlier largely as a result of the sale of our participation in Schering AG and the disposal of a real estate portfolio in Austria at that time. Conversely, no major single sales transactions were recorded in 2007.

Non-operating net impairments of investments increased to €276 million, reflecting impairments of available-for-sale equity securities.

Restructuring charges were down by two thirds to €122 million as the prior year’s figure reflected the impact from the reorganization of our German insurance operations that was not repeated in 2007.

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

Restructuring charges were up €294 million to €362 million, stemming primarily from the reorganization of our German insurance operations.

Net income

Year ended December 31, 2007 compared to year ended December 31, 2006

Net income increased by 9.0% to €5,174 million. Our effective tax rate further declined from 27.4% to 22.8%. Income tax expenses were down significantly to €1,656 million. This development benefited particularly from the German tax reform. Additionally lower minority interests in earnings contributed €308 million to income growth. This resulted primarily from the minority buy-out at RAS in Italy and at AGF in France.

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

The following table sets forth our Property-Casualty insurance segment’s income statement, loss ratio, expense ratio and combined ratio for the years ended December 31, 2007, 2006 and 2005.

as of and for the years ended December 31,	2007	2006	2005
	€ mn	€ mn	€ mn
Gross premiums written(1)	44,289	43,674	43,699
Ceded premiums written	(5,320)	(5,415)	(5,529)
Change in unearned premiums	(416)	(309)	(485)

Premiums earned (net)	38,553	37,950	37,685

Interest and similar income	4,473	4,096	3,747
Income from financial assets and liabilities designated at fair value through income (net)(2)	136	106	132
Income from financial assets and liabilities held for trading (net), shared with policyholder(2)	8	—	—
Realized gains/losses (net) from investments, shared with policyholders(3)	46	46	273
Fee and commission income	1,178	1,014	989
Other income	122	69	53

Operating revenues	44,516	43,281	42,879

Claims and insurance benefits incurred (net)	(25,485)	(24,672)	(25,331)
Changes in reserves for insurance and investment contracts (net)	(339)	(425)	(707)
Interest expense	(402)	(273)	(339)
Loan loss provisions	(6)	(2)	(1)
Impairments of investments (net), shared with policyholders(4)	(67)	(25)	(18)
Investment expenses	(322)	(300)	(333)
Acquisition and administrative expenses (net)	(10,616)	(10,590)	(10,216)
Fee and commission expenses	(967)	(721)	(775)
Other expenses	(13)	(4)	(17)

Operating expenses	(38,217)	(37,012)	(37,737)

Operating profit	6,299	6,269	5,142

Income from financial assets and liabilities held for trading (net), not shared with policyholders(2)	(59)	83	32
Realized gains/losses (net) from investments, not shared with policyholders(3)	1,433	1,746	1,148
Impairments of investments (net), not shared with policyholders(4)	(276)	(175)	(77)
Amortization of intangible assets	(14)	(1)	(11)
Restructuring charges	(122)	(362)	(68)

Non-operating items	962	1,291	1,024

Income before income taxes and minority interests in earnings	7,261	7,560	6,166
Income taxes	(1,656)	(2,075)	(1,804)
Minority interests in earnings	(431)	(739)	(827)

Net income	5,174	4,746	3,535

Loss ratio(5) in %	66.1	65.0	67.2
Expense ratio(6) in %	27.5	27.9	27.1
Combined ratio(7) in %	93.6	92.9	94.3

(1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
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

Property-Casualty Operations by Geographic Region

The following table sets forth our Property-Casualty gross premiums written, premiums earned (net), combined ratio, loss ratio, expense ratio and operating profit by geographic region for the years ended December 31, 2007, 2006 and 2005. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Gross premiums written € mn			Premiums earned (net) € mn			Operating profit € mn
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Germany	10,746	11,427	11,647	9,245	9,844	10,048	1,628	1,479	1,765
Italy	5,229	5,396	5,369	4,902	4,935	4,964	719	816	741
France	5,086	5,110	5,104	4,422	4,429	4,375	486	420	227
United Kingdom	2,236	2,396	2,449	1,989	1,874	1,913	208	281	268
Spain	2,136	2,013	1,873	1,820	1,675	1,551	253	252	217
Switzerland	1,804	1,805	2,012	1,595	1,706	1,708	218	228	153

Netherlands	927	926	930	809	813	823	108	150	135
Austria	915	922	935	748	782	773	86	82	92
Ireland	691	704	733	614	622	653	180	222	204
Belgium	374	356	352	301	298	293	40	30	24
Portugal	283	287	304	246	258	275	38	36	32
Greece	79	74	71	50	46	46	9	10	11

Western and Southern Europe1)	3,269	3,269	3,325	2,768	2,819	2,863	482	550	494

Russia2)	678	30	24	574	4	12	7	1	2
Hungary	580	575	598	502	499	523	73	68	63
Poland	367	283	235	246	200	160	24	20	12
Romania	341	291	219	155	132	125	11	11	11
Slovakia	319	288	300	273	251	251	112	52	82
Czech Republic	249	253	242	183	179	160	41	29	27
Bulgaria	103	95	91	70	70	37	16	16	14
Croatia	86	70	60	63	53	45	2	4	2

New Europe3)	2,723	1,885	1,769	2,067	1,388	1,313	256	184	213

Other Europe	5,992	5,154	5,094	4,835	4,207	4,176	738	734	709

United States	4,306	4,510	4,395	3,341	3,523	3,478	651	810	482
Mexico4)	201	192	175	86	100	88	12	15	13

NAFTA	4,507	4,702	4,570	3,427	3,623	3,566	663	825	495

Australia	1,543	1,452	1,469	1,245	1,195	1,159	296	225	235
Other	349	310	280	170	141	121	16	19	17

Asia-Pacific	1,892	1,762	1,749	1,415	1,336	1,280	312	244	252

South America	918	869	716	692	623	510	55	47	61

Other	95	68	58	50	32	30	9	9	7

Specialty lines
Allianz Global Corporate & Specialty	2,811	2,802	2,944	1,800	1,545	1,633	414	404	(254)
Credit Insurance	1,762	1,672	1,725	1,268	1,113	997	496	442	420
Travel Insurance and Assistance Services	1,139	1,044	991	1,093	1,008	934	97	90	77

Subtotal	46,353	46,220	46,301	38,553	37,950	37,685	6,296	6,271	5,138
Consolidation6)	(2,064)	(2,546)	(2,602)	—	—	—	3	(2)	6

Total	44,289	43,674	43,699	38,553	37,950	37,685	6,299	6,269	5,142

1)	Contains run-off of €21 mn, €20 mn and €(4) mn in 2007, 2006 and 2005 respectively from a former operating entity located in Luxembourg.
2)

Effective February 21, 2007, Russian People’s Insurance Society “Rosno” was consolidated following the acquisition of approximately 49.2% of the shares in ROSNO by the Allianz Group, increasing our holding to approximately 97%. Effective May 21, 2007, we consolidated Progress Garant for the first time.

3)	Contains income and expense items from a management holding in both 2007 and 2006.
4)	Effective 1Q 2007, life business in Mexico is shown within the Life/Health segment.
5)	Presentation not meaningful.
6)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

	Combined ratio %						Loss ratio %						Expense ratio %
	2007		2006		2005		2007		2006		2005		2007		2006		2005
Germany	91.6		92.9		89.4		64.8		65.1		63.0		26.8		27.8		26.4
Italy	94.8		91.8		93.6		71.2		68.8		69.3		23.6		23.0		24.3
France	97.3		99.2		102.0		70.9		71.0		74.0		26.4		28.2		28.0
United Kingdom	99.6		95.7		96.2		66.3		64.1		65.4		33.3		31.6		30.8
Spain	91.4		90.3		91.4		71.6		71.0		71.4		19.8		19.3		20.0
Switzerland	95.1		92.8		97.8		69.5		69.3		74.9		25.6		23.5		22.9

Netherlands	94.1		88.7		91.3		62.0		57.1		60.5		32.1		31.6		30.8
Austria	95.8		98.4		98.3		73.1		73.1		72.4		22.7		25.3		25.9
Ireland	95.1		74.4		76.9		69.6		50.2		53.8		25.5		24.2		23.1
Belgium	102.3		104.5		104.1		65.7		66.9		66.1		36.6		37.6		38.0
Portugal	91.6		91.2		92.8		65.9		64.4		67.0		25.7		26.8		25.8
Greece	88.7		92.4		82.0		58.2		57.7		49.7		30.5		34.7		32.3

Western and Southern Europe(1)	95.4		90.2		91.2		67.4		61.7		63.2		28.0		28.5		28.0

Russia2)	104.2		88.5		22.9		64.7		34.7		5.8		39.5		53.8		17.1
Hungary	96.7		97.0		101.6		67.1		64.8		70.7		29.6		32.2		30.9
Poland	94.4		92.8		93.3		58.6		57.4		59.7		35.8		35.4		33.6
Romania	101.2		92.0		94.8		79.7		72.4		75.8		21.5		19.6		19.0
Slovakia	66.8		86.4		74.5		38.2		55.4		43.2		28.6		31.0		31.3
Czech Republic	79.5		82.6		85.7		56.7		61.4		63.8		22.8		21.2		21.9
Bulgaria	85.5		80.2		66.6		43.6		41.7		27.0		41.9		38.5		39.6
Croatia	100.1		95.6		97.7		65.1		63.8		63.0		35.0		31.8		34.7

New Europe(3)	94.3		92.0		91.0		60.8		61.1		61.7		33.5		30.9		29.3

Other Europe	94.4		90.5		91.1		64.5		61.5		62.7		29.9		29.0		28.4

United States	91.1		88.6		96.0		61.3		57.9		66.8		29.8		30.7		29.2
Mexico(4)	95.0		102.5		104.8		71.6		78.8		81.2		23.4		23.7		23.6

NAFTA	91.2		88.9		96.2		61.6		58.4		67.1		29.6		30.5		29.1

Australia	95.7		96.2		95.2		70.8		70.3		69.1		24.9		25.9		26.1
Other	98.6		93.8		94.5		60.2		55.7		57.2		38.4		38.1		37.3

Asia-Pacific	96.0		95.9		95.2		69.5		68.7		68.0		26.5		27.2		27.2

South America	99.0		101.2		100.8		62.9		64.8		64.5		36.1		36.4		36.3

Other	—	(5)	—	(5)	—	(5)	—	(5)	—	(5)	—	(5)	—	(5)	—	(5)	—	(5)

Specialty lines
Allianz Global Corporate & Specialty	96.0		92.2		122.4		67.9		62.5		91.1		28.1		29.7		31.3
Credit Insurance	76.5		77.6		67.0		47.9		49.7		41.3		28.6		27.9		25.7
Travel Insurance and Assistance Services	93.7		101.8		93.3		58.1		58.7		60.3		35.6		43.1		33.0

Subtotal	—		—		—		—		—		—		—		—		—
Consolidation(6)	—		—		—		—		—		—		—		—		—

Total	93.6		92.9		94.3		66.1		65.0		67.2		27.5		27.9		27.1

(1)	Contains run-off of €21 mn, €20 mn and €(4) mn in 2007, 2006 and 2005 respectively from a former operating entity located in Luxemburg.
(2)

Effective February 21, 2007, Russian People’s Insurance Society “Rosno” was consolidated following the acquisition of approximately 49.2% of the shares in ROSNO by the Allianz Group, increasing our holding to approximately 97%. Effective May 21, 2007, we consolidated Progress Garant for the first time.

(3)	Contains income and expense items from a management holding in both 2007 and 2006.
(4)	Effective 1Q 2007, life business in Mexico is shown within the Life/Health segment.
(5)	Presentation not meaningful.
(6)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Life/Health Insurance Operations

Year ended December 31, 2007 compared to year ended December 31, 2006

•	Strong statutory premium development showing double-digit growth rates in many countries.

•	Strong operating profit growth continued resulting in almost €3 billion.

•	Operating asset base increased to €350.0 billion.

Year ended December 31, 2006 compared to year ended December 31, 2005

Strong operating profit growth sustained, while revenues were nearly flat.

•	Statutory premium growth held back by Italy and the United States.

•	Dynamic operating profit growth continued.

•	Higher investment, expense and technical margins drive operating profit.

•	Driven by the higher operating profit, net income rose by 21.0% to €1.6 billion.

Earnings Summary

Statutory premiums(1)

Statutory premiums by region(1)

in %

(1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

(1)	A reconciliation of premiums written to statutory premiums for the years ended December 31, 2007, 2006 and 2005 can be found within the total revenues table on page 82.

Statutory premiums – Growth rates(1)

in %

(1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Year ended December 31, 2007 compared to year ended December 31, 2006

At €49,367 million statutory premiums increased by 4.1% over the prior year, despite impacts from unfavorable foreign currency movements of €1,062 million. On an internal basis, statutory premiums were up by 6.3%.

Most of our operating entities worldwide, especially our emerging markets (2) but also some of the more mature markets, showed high double-digit growth rates. For the emerging markets growth came to 22.6%. Asia-Pacific and New Europe contributed €5,677 million or 11.4% to total statutory premiums.

(2)	New Europe, Asia-Pacific, South America, Mexico, Middle East and Northern Africa.

The highest absolute growth was achieved in Italy, where revenues increased from €8,555 million to €9,765 million in spite of poor market conditions. This resulted mainly from a sound sales performance of our bancassurance channel at CreditRAS. Additionally, we successfully launched new products during the year.

In Asia-Pacific, premiums increased by €905 million or 24.2%. We recorded dynamic growth all over the region. In Taiwan, which, with €476 million, contributed the most to premium growth in this region, we recorded dynamic sales of unit-linked products. Furthermore, our local bancassurance channel continued to perform well. Within South Korea, we saw a further strong increase in single premium business, adding to the rise of €134 million. In China, revenue increase amounted to €168 million. Furthermore, we expanded our sales network in China, benefiting from our strategic partnership with Industrial and Commercial Bank of China Limited (“ICBC”).

Total revenues in France were up 13.1% or €758 million mostly driven by group insurance business and increased sales of individual life insurance policies. Unlike in the past, the highest share of new business now comes from proprietary sales channels.

Statutory premium volume in our German life insurance business grew by 3.9% or €503 million mainly coming from a significant increase in single premium business. While growth during the first quarters of 2007 was weak due to a difficult market environment, we experienced a very strong fourth quarter growing by more than 20% through a pick-up in single premium business.

In the United States, statutory premium development still reflected the legal and regulatory environment limiting our sale of indexed annuity products. However, during the last months we made progress in closing pending litigations. Year over year, revenues declined by 20.9% or €1,827 million. In addition, business was affected by the weakening of the U.S. Dollar compared to the Euro. On a local currency basis, the decline amounted to 13.2% or USD 1,445 million.

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

Within New Europe our Polish operations recorded a strong increase in statutory premiums from a very successful sales campaign for unit-linked contracts with a bank partner. In addition, in

Slovakia, we generated considerable new business production through our tied agents network. In the fourth quarter of 2006, our companies in the region launched a limited-edition index-linked life insurance product across six markets. Overall, our operations within New Europe recorded statutory premiums of €828 million in 2006, 72.9% up from a year earlier.

Conversely, in the United States, statutory premiums declined significantly by 21.2% to €8,758 million. This development is primarily attributable to challenges faced by our sales channels in response to the NASD’s notice in late 2005 to members regarding the sale of equity-indexed annuities. However, despite the decrease in statutory premiums, our Life/Health asset base in the United States grew. In Italy, statutory premiums were down considerably by 8.1% to €8,555 million, principally negatively influenced by a difficult market environment which was characterized by, among other factors, decreased overall private demand for life insurance products in the bancassurance channel. In addition, at RAS Group, our share in the total life production of our joint venture partner UniCredit Group decreased.

Operating profit

Year ended December 31, 2007 compared to year ended December 31, 2006

Year over year, operating profit increased by 16.8% to €2,995 million benefiting from top-line growth and improvements in all sources of profit. Most of our life insurance companies, with the notable exception of the U.S. business, worldwide contributed to this development.

Operating profit

in € mn

Our income from investments again provided the largest absolute contributor to operating profit growth. It improved based on a higher asset base resulting from inflows of funds. These inflows more than compensated the impact from unfavorable foreign currency movements, higher interest rates and a stock market that weakened towards the end of the year. Thus, interest and similar income increased by 3.4% due to higher interest payments on debt securities as well as higher dividend payments on equity securities.

Asset base(1)

fair values(2) in € bn

1)	For further information on the composition of our Life/Health asset base please refer to “—Balance Sheet Review—Assets and Liabilities of the Life/Health Segment”.
2)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage. For further information see note 2 to the consolidated financial statements.

Net realized gains on investments improved by €492 million coming from an already high level in the prior year that was marked by a major single transaction namely the disposal of our participation in Schering AG. In the current year, gains stemmed from several transactions that mostly generated higher realized gains on equities and real estate. However, these gains were offset by net impairments on investments due to write-downs on public stock shares. The considerably increased net loss from financial assets and liabilities carried at fair value through income of €584 million stemmed largely from freestanding derivatives in connection with our German life insurance business.

Furthermore, we benefited from an extraordinary reserve release of €170 million in South Korea. In the past we had formed a reserve due to uncertainty in respect of data accuracy in our old actuarial systems. The introduction of a new system did not reveal any issues. Hence, the reserve had to be released.

Acquisition and administrative expenses increased by 3.4% or €151 million and thus slightly less than growth of statutory premiums. Administrative expense included integration costs in Italy and further investments in operations in Asia-Pacific (China and Japan). Our statutory expense ratio improved slightly by 0.2 percentage points to 9.4%.

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

Overall charges of €140 million were recorded for operating restructuring charges in 2006. These charges were incurred in connection with the reorganization of our German insurance operations.(1)

Non-operating result

Year ended December 31, 2007 compared to year ended December 31, 2006

In aggregate non-operating items were down by €28 million driven by lower net realized gains not to be shared with policyholders in the United States.

Year ended December 31, 2006 compared to year ended December 31, 2005

Non-operating items, in aggregate, resulted in a gain of €135 million after a gain of €177 million in 2005. This development largely mirrors higher

(1)

Please see “Information on the Company—Important Group Organizational Changes—Reorganization of German Insurance Operations” and Note 49 to our consolidated financial statements for further information.

non-operating restructuring charges, at €34 million in 2006, mainly in connection with the reorganization of our German insurance operations.(1)

Net income

Year ended December 31, 2007 compared to year ended December 31, 2006

Net income increased by 21.2% to €1,991 million driven by the higher operating profit. Income tax expenses of €897 million, were up €256 million year on year. The higher tax expense in 2007 is a result of the higher pre-tax income. Additionally, the benefit from tax-exempt income was lower than in 2006, leading to a higher effective tax rate of 28.9% (2006: 23.7%).

Minority interests in earnings were almost halved to €214 million reflecting the minority buy outs at RAS in Italy and at AGF in France.

(1)	Please see “Information on the Company—Important Group Organizational Changes—Reorganization of German Insurance Operations” and Note 49 to our consolidated financial statements for further information.

Year ended December 31, 2006 compared to year ended December 31, 2005

Driven by the higher operating profit, net income rose by 21.0% to €1,643 million.

With income tax expenses of €641 million in 2006, up €153 million from a year ago, our effective tax rate increased to 23.7% (2005: 21.5%). Both in 2006 and 2005, our effective tax rate benefited from significant tax-exempt income. However, based on a higher income before income taxes, the tax-exempt income in 2006 had a lower impact on our effective tax rate than in 2005. Additional significant one-time factors contributing to the relatively low effective tax rates in both years were the capitalization of corporate tax credits in Germany in 2006 and a beneficial tax settlement in the United States in 2005.

Minority interests in earnings remained stable at €416 million. Higher minority interests in earnings at AGF Group in France, reflecting its increased earnings after income taxes, were offset by lower minority interests in earnings at RAS Group in Italy, stemming from its decreased earnings after income taxes and the acquisition of the minority interest in RAS.

The following table sets forth our Life/Health insurance segment’s income statements and statutory expense ratios for the years ended December 31, 2007, 2006 and 2005.

	2007	2006	2005
	€ mn	€ mn	€ mn
Statutory premiums(1)	49,367	47,421	48,272
Ceded premiums written	(644)	(840)	(942)
Change in unearned premiums	(61)	(221)	(168)

Statutory premiums (net)	48,662	46,360	47,162
Deposits from SFAS 97 insurance and investment contracts	(27,853)	(25,786)	(27,165)

Premiums earned (net)	20,809	20,574	19,997

Interest and similar income	13,417	12,972	12,057
Income from financial assets and liabilities carried at fair value through income (net), shared with policyholders(2)	(945)	(361)	258
Realized gains/losses (net) from investments, shared with policyholders(3)	3,579	3,087	2,523
Fee and commission income	701	630	507
Other income	182	43	45

Operating revenues	37,743	36,945	35,387

Claims and insurance benefits incurred (net)	(17,637)	(17,625)	(17,439)
Changes in reserves for insurance and investment contracts (net)	(10,268)	(10,525)	(10,443)
Interest expense	(374)	(280)	(452)
Loan loss provisions	3	(1)	—
Impairments of investments (net), shared with policyholders(4)	(824)	(390)	(199)
Investment expenses	(833)	(750)	(567)
Acquisition and administrative expenses (net)	(4,588)	(4,437)	(3,973)
Fee and commission expenses	(209)	(223)	(219)
Operating restructuring charges(5)	(16)	(140)	—
Other expenses	(2)	(9)	(1)

Operating expenses	(34,748)	(34,380)	(33,293)

Operating profit	2,995	2,565	2,094

Income from financial assets and liabilities carried at fair value through income (net), not shared with policyholders(2)	5	—	—
Realized gains/losses (net) from investments, not shared with policyholders(3)	137	195	208
Impairments of investments (net), not shared with policyholders(4)	(3)	—	—
Amortization of intangible assets	(3)	(26)	(13)
Non-operating restructuring charges(5)	(29)	(34)	(18)

Non-operating items	107	135	177

Income before income taxes and minority interests in earnings	3,102	2,700	2,271

Income taxes	(897)	(641)	(488)
Minority interests in earnings	(214)	(416)	(425)

Net income	1,991	1,643	1,358

Statutory expense ratio(6) in %	9.4	9.6	8.4

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

(3)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 5 to the consolidated financial statements.
(4)	The total of these items equals impairments of investments (net) in the segment income statement included in Note 5 to the consolidated financial statements.
(5)	The total of these items equals restructuring charges in the segment income statement included in Note 5 to the consolidated financial statements.
(6)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Life/Health Operations by Geographic Region

The following table sets forth our Life/Health statutory premiums, premiums earned (net), operating profit and statutory expense ratio by geographic region for the years ended December 31, 2007, 2006 and 2005. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Statutory premiums(1) € mn			Premiums earned (net) € mn
	2007	2006	2005	2007	2006	2005
Germany Life	13,512	13,009	12,231	10,381	10,543	10,205
Germany Health(2)	3,123	3,091	3,042	3,123	3,091	3,042
Italy	9,765	8,555	9,313	1,006	1,098	1,104
France	6,550	5,792	5,286	1,760	1,436	1,420
Switzerland	992	1,005	1,058	432	455	470
Spain	738	629	547	399	400	350

Belgium	664	597	601	310	302	327
Netherlands	399	424	381	137	146	144
Austria	396	380	343	288	283	262
Portugal	115	98	83	73	66	60
Greece	105	98	91	65	62	54
Luxembourg	83	58	47	26	30	25

Western and Southern Europe(3)	1,762	1,655	1,546	899	889	872

Poland	431	367	99	121	96	53
Slovakia	235	183	149	157	135	129
Hungary	141	96	89	80	75	73
Czech Republic	96	76	64	56	54	50
Croatia	58	48	41	40	36	33
Bulgaria	35	25	19	28	23	19
Romania	30	25	18	12	12	7
Russia	13	8	—	12	7	—

New Europe	1,039	828	479	506	438	364

Other Europe	2,801	2,483	2,025	1,405	1,327	1,236

Mexico(4)	37	—	—	36	—	—
United States	6,931	8,758	11,115	636	533	522

NAFTA	6,968	8,758	11,115	672	533	522

South Korea	2,188	2,054	1,752	975	986	972
Taiwan	1,812	1,336	1,347	72	107	136
Indonesia	224	115	69	49	38	31
Malaysia	126	107	106	104	88	73
Other	288	121	35	18	37	10

Asia-Pacific	4,638	3,733	3,309	1,218	1,256	1,222

South America	78	147	141	40	42	36

Other(5)	418	439	455	373	393	390

Subtotal	49,583	47,641	48,522	20,809	20,574	19,997
Consolidation(7)	(216)	(220)	(250)	—	—	—

Total	49,367	47,421	48,272	20,809	20,574	19,997

(1)

Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

(2)	Loss ratios were 71.6%, 68.4% and 69.7% for 2007, 2006 and 2005, respectively.
(3)	Contains run-off of €(3) mn, €(2) mn and €(11) mn in 2007, 2006 and 2005 respectively, from our former life insurance business in the United Kingdom which we sold in December 2004.
(4)	Effective 2007, life business in Mexico is shown within the Life/Health segment.
(5)

Contains, among others, the Life/Health business assumed by Allianz SE, which was previously reported under Germany in the Property-Casualty segment. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods.

(6)	Presentation not meaningful.
(7)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

	Operating profit € mn			Statutory expense ratio %
	2007	2006	2005	2007		2006		2005
Germany Life	695	521	347	5.8		9.1		8.1
Germany Health(2)	164	184	159	9.8		9.3		9.1
Italy	372	339	334	5.8		6.4		5.4
France	632	582	558	15.4		12.6		15.1
Switzerland	66	50	55	10.6		9.9		8.7
Spain	104	92	71	9.2		9.3		7.4

Belgium	68	62	76	10.1		12.5		12.1
Netherlands	44	50	41	9.8		18.4		13.5
Austria	40	29	35	11.8		12.1		9.4
Portugal	25	25	13	26.5		15.1		19.1
Greece	6	13	7	20.7		22.6		25.9
Luxembourg	4	5	5	10.8		12.2		14.4

Western and Southern Europe(3)	184	182	166	12.1		14.8		13.3

Poland	10	6	3	19.7		17.6		33.3
Slovakia	29	16	8	16.8		18.2		24.4
Hungary	13	12	10	20.4		25.7		26.9
Czech Republic	10	9	6	18.0		20.1		21.5
Croatia	2	4	3	17.1		20.4		22.7
Bulgaria	4	3	3	15.0		14.2		10.5
Romania	—	—	1	33.8		39.3		28.0
Russia	(7)	—	—	99.5		28.1		—

New Europe	61	50	34	20.0		19.6		25.7

Other Europe	245	232	200	15.1		16.4		16.3

Mexico(4)	5	—	—	13.8		—		—
United States	380	418	257	11.9		8.0		4.8

NAFTA	385	418	257	11.9		8.0		4.8

South Korea	286	64	20	14.4		13.9		16.6
Taiwan	26	14	11	2.9		5.0		4.3
Indonesia	6	3	1	12.7		19.3		25.0
Malaysia	12	10	2	17.2		19.9		14.0
Other	(30)	(10)	(7)	17.0		18.4		37.7

Asia-Pacific	300	81	27	10.2		11.2		12.0

South America	—	1	2	32.6		16.9		17.7

Other(5)	30	74	92	—	(6)	—	(6)	—	(6)

Subtotal	2,993	2,574	2,102	—		—		—
Consolidation(7)	2	(9)	(8)	—		—		—

Total	2,995	2,565	2,094	9.4		9.6		8.4

(1)

Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

(2)	Loss ratios were 71.6%, 68.4% and 69.7% for 2007, 2006 and 2005, respectively.
(3)	Contains run-off of €(3) mn, €(2) mn and €(11) mn in 2007, 2006 and 2005 respectively, from our former life insurance business in the United Kingdom which we sold in December 2004.
(4)	Effective 2007, life business in Mexico is shown within the Life/Health segment.
(5)

Contains, among others, the Life/Health business assumed by Allianz SE, which was previously reported under Germany in the Property-Casualty segment. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods.

(6)	Presentation not meaningful.
(7)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Banking Operations(1)

Year ended December 31, 2007 compared to year ended December 31, 2006

•	Operating profit at €730 million despite financial markets turbulence.

•	Net trading loss of €461 million caused by markdowns on asset-backed securities.

•	Profitability of Private & Corporate Clients division further improved

Year ended December 31, 2006 compared to year ended December 31, 2005

Ambitious 2006 targets surpassed.

•	Strong growth of operating revenues and operating profit, outperforming our expectations.

•	Milestone for cost-income ratio of below 80% achieved.

•	Both operating divisions improved strongly.

•	Net income amounted to €891 million.

Earnings Summary

Operating revenues

Year ended December 31, 2007 compared to year ended December 31, 2006

Dresdner Bank’s operating revenues were down by 20.3% to €5,424 million compared to the previous year. This development resulted mainly from the effects of the financial markets turbulence which heavily impacted our net trading income. However, the net interest income grew.

Net interest income grew by 12.9% to €2,987 million. Private & Corporate Clients (“PCC”) as well as the Investment Bank (“IB”) contributed positively to this improvement with €61 million and €142 million, respectively. In the PCC division we saw higher income from the deposit business due to higher volumes and margins. This was partially offset by lower income from the loan business. The IB improved its result from the loan business and leveraged finance activities.

Net fee and comission income improved slightly by 0.9% to €2,866 million. This resulted from an increased fee volume in the advisory business of our Investment Bank and higher transaction-driven fees in Corporate Other. Lower income from the securities business in PCC, where we saw less client activity due to the market turbulence, partially offset this development.

The development in our net trading income was significantly impacted by the financial markets turbulence leading to a negative result of €461 million (2006: income of €1,242 million). This decline was almost entirely attributable to the markdowns of €1,275 million in only a limited number of business lines of our Investment Bank. The remaining shortfall in these business lines was indirectly related to the credit crisis, resulting from constrained activities in the capital markets. Unaffected business units in aggregate recorded revenue growth of 6.1%. This growth was largely driven by higher client revenues, particularly in leveraged finance, loans and interest derivatives.

Year ended December 31, 2006 compared to year ended December 31, 2005

Dresdner Bank’s operating revenues strongly increased to €6,804 million, up 12.7% from the prior year. All income categories contributed to this development, with double-digit growth rates in net interest income and net trading income. Both operating divisions, Private & Corporate Clients (or “PCC”) and Investment Banking (or “IB”) recorded higher operating revenues compared to 2005.

Net interest income was €2,645 million, an increase of 19.3%, with significant growth from IB, largely driven by its increased loan book from structured finance and syndicated loan transactions. PCC recorded stable net interest income, as higher revenues in the deposit business were offset by lower net interest income from the loan business. The increase in our net interest income was aided by the development of the impact from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting, amounting to a positive effect of €66 million in 2006 compared to a negative effect of €346 million in 2005.

(1)

The results of operations of our Banking segment are almost exclusively represented by Dresdner Bank, accounting for 94.8% of our total Banking segment’s operating revenues for the year ended December 31, 2007 (2006: 96.0%, 2005: 95.6%). Accordingly, the discussion of our Banking segment’s results of operations relates solely to the operations of Dresdner Bank.

At €2,841 million, we grew net fee and commission income by 5.5% over the 2005 level. This development was mainly a result of our growing securities business in PCC which benefited from both higher turnover-related commissions and increased assets under management. In addition, PCC’s positively developing life and pension insurance business contributed, with particularly strong sales of “Riester” pension products. Net fee and commission income from IB also improved. Here, our advisory business benefited from increased merger and acquisition activities. In contrast, our Corporate Other division experienced a decline in net fee and commission income, principally impacted by the closure of our Institutional Restructuring Unit (or “IRU”) in September 2005.

Trading income (net), at €1,242 million in 2006 and up 10.6% compared to the prior year, benefited from a growth momentum across all product groups, particularly within the derivatives and the foreign exchange business. Contrary to the development of net interest income, net trading income was negatively affected by the impact from the accounting treatment for derivative instruments which do not qualify for hedge accounting, amounting to a negative effect of €113 million in 2006, after a positive effect of €132 million in 2005.

Operating profit

Operating profit – Dresdner Bank

in € mn

Year ended December 31, 2007 compared to year ended December 31, 2006

At €730 million, operating profit was down 46.1%, including the above mentioned markdowns on asset-backed securities of €1.3 billion experienced in a number of business lines of the Investment Bank due to the financial markets turbulence. The remaining shortfall in these business lines was also related to the credit crisis. Expense savings of €597 million partly compensated this development. As these savings could not outweigh the decline in revenues, our cost-income ratio increased by 9.3 percentage points to 89.0%.

Operating expenses, at €4,826 million, were down 11.0%. We saw reductions in all expense categories. Administrative expenses were down by 10.7% to €4,809 million. Thereof, personnel expenses declined by 14.9% to €2,894 million driven by significantly lower performance-related expenses at the Investment Bank, reflecting the development in operating revenues. Further staff reductions and efficiency gains, achieved under the “New Dresdner Plus” programme, also contributed to this development. Non-personnel expenses also decreased by 3.4% to €1,915 million. This decline resulted predominantly from lower office costs and reduced consulting fees, partly offset by additional expenses for focused growth initiatives.

Loan loss provisions showed gross releases and recoveries of €645 million and at the same time new provisons of €513 million leading to net releases of €132 million in 2007 (2006: net additions of €27 million). We recorded releases and recoveries on a high level reflecting our conservative risk approach in the past. Following the approval of new internal models for expected losses which we also use for Basel II, our assumptions regarding the provisioning for the general loan loss provision turned out to be more cautious than necessary and were revised accordingly.

Year ended December 31, 2006 compared to year ended December 31, 2005

We more than doubled our operating profit, up 114.9% to €1,354 million in 2006, primarily resulting from the positive revenue development previously described. With our higher operating revenues and lower operating expenses, our cost-income ratio improved significantly to 79.7% in 2006, down 11.7 percentage points compared to 2005.

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

Within our loan loss provisions we continued to benefit from the improved quality of our loan portfolio. In aggregate, loan loss provisions experienced moderate net additions of €27 million, compared to net releases of €113 million in 2005. Net releases in the prior year were driven by recoveries and substantial releases in connection with the wind-down of the IRU. Our coverage ratio(1) improved to 61.5% as of December 31, 2006 from 56.8% in 2005.

Non-operating results

Year ended December 31, 2007 compared to year ended December 31, 2006

The non-operating result more than halved to a loss of €70 million in 2007. The main drivers were significantly reduced restructuring charges and lower net impairments on investments.

Net realized gains decreased by €422 million to €70 million. In the previous year, we recorded large gains from the sale of Dresdner Bank’s remaining shareholding in Munich Re as well as from the disposal of Eurohypo AG.

Net impairments of investments declined by 58.6% to €89 million as the prior year’s figure included higher write-downs on real estate properties used by third-parties.

Restructuring charges declined from €422 million to €51 million. In 2006, higher charges were incurred in connection with the “New Dresdner Plus” reorganization programme.(2)

Year ended December 31, 2006 compared to year ended December 31, 2005

In aggregate, the impact from non-operating items declined from €825 million profit to a loss of €145 million, as expected.

Realized gains/losses (net) decreased by €528 million to €492 million, primarily due to a

(1)	Represents total loan loss allowance as a percentage of total non-performing loans and potential problem loans.
(2)	Please see Note 49 to our consolidated financial statements for further information on our restructuring plans.

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

Restructuring charges increased by €410 million to €422 million, mainly reflecting the “New Dresdner Plus” reorganization program.(2)

Net income

Year ended December 31, 2007 compared to year ended December 31, 2006

The decline in net income by 58.9% to €366 million resulted mainly from lower operating profit as previously described.

Although we recorded lower income before income taxes and minority interests in earnings, our income taxes decreased by only 1.7% to €232 million leading to an effective tax rate of 35.2% (2006: 19.5%). The especially low effective tax rate in 2006 was caused mainly by the capitalization of corporate tax credits. In 2007 the German tax reform led to a negative one-off effect of €137 million due to the revaluation of the net deferred tax assets. In addition, no deferred tax assets were recognized for losses from markdowns on asset backed securities.

Year ended December 31, 2006 compared to year ended December 31, 2005

Net income amounted to a strong €891 million, evidencing the high quality of our earnings. Our significantly improved operating profit almost compensated for the expected decline in non-operating items.

With income tax expenses down 36.7%, our effective tax rate decreased from 25.6% to 19.5%. This development was mainly attributable to higher tax exempt income and the capitalization of corporate tax credits in Germany, while income before income taxes was lower in 2006.

The following table sets forth the income statements and cost-income ratios for both our Banking segment as a whole and Dresdner Bank for the years ended December 31, 2007, 2006 and 2005.

	2007		2006		2005
	Banking Segment	Dresdner Bank	Banking Segment	Dresdner Bank(1)	Banking Segment	Dresdner Bank
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net interest income(2)	3,104	2,987	2,720	2,645	2,294	2,218
Net fee and commission income(3)	3,048	2,866	3,008	2,841	2,850	2,693
Trading income (net)(4)	(464)	(461)	1,282	1,242	1,170	1,123
Income from financial assets and liabilities designated at fair value through income (net)(4)	33	33	53	53	(7)	(6)
Other income	—	(1)	25	23	11	11

Operating revenues(5)	5,721	5,424	7,088	6,804	6,318	6,039

Administrative expenses	(5,061)	(4,809)	(5,605)	(5,384)	(5,661)	(5,452)
Investment expenses	(14)	(20)	(47)	(53)	(30)	(37)
Other expenses	1	3	14	14	(33)	(33)

Operating expenses	(5,074)	(4,826)	(5,638)	(5,423)	(5,724)	(5,522)
Loan loss provisions	126	132	(28)	(27)	110	113

Operating profit	773	730	1,422	1,354	704	630

Realized gains/losses (net)	83	70	492	492	1,020	1,020
Impairments of investments (net)	(90)	(89)	(215)	(215)	(184)	(183)
Amortization of intangible assets	—	—	—	—	(1)	—
Restructuring charges	(52)	(51)	(424)	(422)	(13)	(12)

Non-operating items	(59)	(70)	(147)	(145)	822	825

Income before income taxes and minority interests in earnings	714	660	1,275	1,209	1,526	1,455
Income taxes	(266)	(232)	(263)	(236)	(387)	(373)
Minority interests in earnings	(71)	(62)	(94)	(82)	(102)	(82)

Net income	377	366	918	891	1,037	1,000

Cost-income ratio(6) in %	88.7	89.0	79.5	79.7	90.6	91.4

(1)

We have enhanced the presentation of revenues and operating profit stemming from trades in shares of Allianz SE and its affiliates. From 2007 onwards, these results are eliminated on Dresdner Bank level, whereas in 2006 they were adjusted on segment level only. At Dresdner Bank this led to reduced operating revenues and reduced operating profit of €6 mn and €6 mn, respectively, compared to the figures as stated in 2006. As a result income taxes decreased by €3 mn. All other changes are related to rounding.

(2)	Represents interest and similar income less interest expense.
(3)	Represents fee and commission income less fee and commission expenses.
(4)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 5 to the consolidated financial statements.

(5)	For the Banking segment, total revenues are measured based upon operating revenues.
(6)	Represents operating expenses divided by operating revenues.

Banking Operations by Division

The following table sets forth our banking operating revenues, operating profit and cost-income ratio by division. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different segments.

	Operating revenues			Operating profit (loss)			Cost-income ratio
	2007	2006	2005	2007	2006	2005	2007		2006		2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn		€ mn
Private & Corporate Clients(1)	3,625	3,624	3,464	884	783	626	74.0		74.9		77.2
Investment Banking(1)	1,628	3,111	2,613	(659)	548	351	137.0		82.9		88.1
Corporate Other(2)	171	69	(38)	505	23	(347)	—	(3)	—	(3)	—	(3)

Dresdner Bank	5,424	6,804	6,039	730	1,354	630	89.0		79.7		91.4
Other Banks(4)	297	284	279	43	68	74	83.5		75.7		72.4

Total	5,721	7,088	6,318	773	1,422	704	88.7		79.5		90.6

(1)

Our reporting by division reflects the organizational changes within Dresdner Bank effective starting with 1Q 2007, resulting in two operating divisions, Private & Corporate Clients (“PCC”) and Investment Banking (“IB”). PCC combines all banking activities formerly provided by the Personal Banking and Private & Business Banking (including Private Wealth Management) divisions as well as our activities with medium-sized business clients from our former Corporate Banking division. IB, with Global Banking and Capital Markets, unites the activities formerly provided by the Dresdner Kleinwort Wasserstein division and the remaining activities of the former Corporate Banking division. Prior year balances have been adjusted accordingly to reflect these reorganization measures and allow for comparability across periods.

(2)

The Corporate Other division contains income and expense items that are not assigned to Dresdner Bank’s operating divisions. These items include, in particular, impacts from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting as well as provisioning requirements for country and general risks. For the years ended December 31, 2007, 2006 and 2005 the impact from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting on Corporate Other’s operating revenues amounted to €(54) mn, €(47) mn and €(214) mn, respectively.

(3)	Presentation not meaningful.
(4)	Consists of non-Dresdner Bank banking operations within our Banking segment.

Banking Operations by Geographic Region

The following table sets forth our banking operating revenues and operating profit by geographic region for the years ended December 31, 2007, 2006 and 2005. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different segments.

	Operating revenues			Operating profit (loss)
	2007	2006	2005	2007	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Germany	4,321	4,312	4,340	1,488	853	814
The Americas	433	560	176	77	251	(78)
Europe	664	1,944	1,571	(907)	234	(110)
New Europe	72	60	47	8	2	3
Asia-Pacific	231	212	184	107	82	75

Total	5,721	7,088	6,318	773	1,422	704

Asset Management Operations

Year ended December 31, 2007 compared to year ended December 31, 2006

•	Internal growth of 8.1% in third-party assets under management.

•	Strong profitability based on growing asset base and tight cost control.

•	Cost-income ratio at a very competitive 58.3%.

Year ended December 31, 2006 compared to year ended December 31, 2005

Another year of substantial improvement across all key performance indicators.

•	Strong net inflows of €36 billion despite challenging capital market environment.

•	Further double-digit operating profit growth to €1.3 billion.

•	Very competitive cost-income ratio at 57.6%.

•	Net income reached €404 million, up 65.6%.

Third-Party Assets Under Management of the Allianz Group

Year ended December 31, 2007 compared to year ended December 31, 2006

The majority of our third-party assets under management outperformed their respective benchmarks. Operating profit grew 5.3% to €1,359 million. Excluding negative foreign currency translation effects of €96 million operating profit grew 12.8% at constant exchange rates.

In the fixed income business, especially in the second half of the year, we again generated a very strong overall investment performance, showing that our long-term approach pays off. We also further improved our investment performance in the equity business.

Third party assets under management increased by 8.1% on an internal basis. This growth was driven by net inflows and positive market effects, which in aggregate contributed €62 billion. However, the continuing decline of the U. S. Dollar outweighed most of that asset growth.

Of the net inflows, €12.4 billion are attributable to fixed income investments, whereas there were outflows of €2.4 billion from equity investments.

There were no major movements in the geographic origination of third party assets under management in the year. The allocation between retail and institutional clients also remained almost unchanged. Roughly two thirds were made up by institutional clients with a majority thereof coming from the United States. The same applied to retail clients. With regards to investment categories, the proportion between fixed income and equity does not reflect any major movements either. The majority were fixed income investments mainly from the United States. On the equity side the allocation between the United States, Germany and other countries was fairly balanced.

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

Despite this challenging environment and also dampened private demand for third-party asset management products and services, we achieved net inflows to third-party assets of €36 billion, primarily stemming from the United States and Europe, compared to €65 billion in 2005. Both fixed income and equity products contributed to net inflows in

2006, which again affirmed our strong position as one of the largest asset managers worldwide, based on total assets under management.(1)

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

Rolling investment performance of Allianz Global Investors(1)

in %

(1)

AGI account-based, asset-weighted 3-year investment performance of 3rd party assets vs. benchmark including all equity and fixed income accounts managed on a discretionary basis by equity and fixed income managers of AGI (including direct accounts, Spezialfonds and CPMs of Allianz with AGI Germany). For some retail funds the net of fee performance is compared to the median performance of an appropriate peer group (Micropal or Lipper; 1st and 2nd quartile mean out-performance). For all other retail funds and for all institutional accounts performance is calculated gross of fees using closing prices (revaluated) where appropriate and compared to the benchmark of each individual fund or account. Other than under GIPS, the performance of closed funds/accounts is not included in the analysis. Also not included: WRAP accounts and accounts of Caywood Scholl, AGI Taiwan, AGI Korea, AGF AM and RAS AM.

Development of third-party assets under management

in € bn

Third-party assets under management – By geographic region as of December 31, 2007 (2006)(1)

in %

(1)	Based on the origination of assets.
(2)

Consists of third-party assets managed by Dresdner Bank (approximately €18 bn and €21 bn as of December 31, 2007 and 2006, respectively) and by other Allianz Group companies (approximately €22 bn and €20 bn as of December 31, 2007 and 2006, respectively).

Year ended December 31, 2007 compared to year ended December 31, 2006

Major awards received during the year reflect our success in the asset management business in 2007:

•

Morningstar has named PIMCO´s Bill Gross and team the “2007 Fixed-Income Fund Manager of the year”. Bill Gross is the first fund manager ever to receive three Morningstar Fund Manager of the year awards.

•	PIMCO was awarded “Best Third-Party Provider of Fixed Income Portfolio Management Services in Asia” from Euromoney Private Banking Survey 2007.

•	Allianz Global Investors Germany was awarded with five stars again according to “Capital” magazine ranking.

Year ended December 31, 2006 compared to year ended December 31, 2005

Our major achievements in 2006 included:

•	Allianz/PIMCO Funds were named “Best Mutual Fund Family” in the 2006 Lipper/Barron’s Fund Families Survey.

•	Particularly strong net inflows of approximately €7 billion at our equity fund manager NFJ Investment Group.

•	PIMCO CommodityRealReturn Funds began trading on June 29, 2006 and already successfully raised USD 773 million in assets to December 31, 2006.

•	PIMCO was named “Investor of the Year” in the 2006 Securitization News survey.

•	Allianz Global Investors Germany is market leader in the innovative segment of certificate funds.(1)

•	Deutscher Investment-Trust Gesellschaft für Wertpapieranlagen mbH (or “dit”) ranked first in the “Most Improved Group” of Standard & Poor’s German Fund Awards 2006.

•	dit was awarded five stars by the German financial magazine “Capital”, the highest possible score.

Effective January 1, 2007, our German retail fund company dit and our German special fund company dresdnerbank investment management Kapitalanlagegesellschaft mbH (or “dbi”) were merged to form Allianz Global Investors Kapitalanlagegesellschaft mbH.

(1)	Source: Bundesverband Investment und Asset Management (or “BVI”), an association representing the German investment fund industry.

Earnings Summary(2)

Operating revenues

Year ended December 31, 2007 compared to year ended December 31, 2006

Operating revenues amounted to €3,178 million, up 6.3% from a year ago. Operating revenue grew 13.5% on an internal basis.

Net fee and commission income was up €186 million to €3,060 million driven by higher management fees resulting from our growing asset base, as well as by increased performance fees. In contrast, loading and exit fees decreased reflecting the development in mutual fund sales.

	2007	2006	2005
	€ mn	€ mn	€ mn
Management fees	3,496	3,368	2,941
Loading and exit fees	307	334	333
Performance fees	202	107	122
Other income	292	309	294

Fee and commission income	4,297	4,118	3,690

Commissions	(877)	(895)	(812)
Other expenses	(360)	(349)	(281)
Fee and commission expenses	(1,237)	(1,244)	(1,093)

Net fee and commission income	3,060	2,874	2,597

Year ended December 31, 2006 compared to year ended December 31, 2005

At €2,989 million, operating revenues reflect a solid growth of 11.7% at stable revenue margins, primarily attributable to strict pricing discipline and a further improved responsiveness to our clients’ needs. Net fee and commission income was up €277 million to €2,874 million, predominantly due to higher management fees as a result of the growing third-party asset under management base, as previously discussed. Internal operating revenue growth of 13.3% was even stronger, as nominal operating revenue growth was impacted by the weaker U.S. Dollar compared to the Euro.

(2)

The results of operations of our Asset Management segment are almost exclusively represented by AGI, accounting for 97.5% of our total Asset Management segment’s operating revenues for the year ended December 31, 2007 (2006: 98.2%, 2005: 98.3%). Accordingly, the discussion of our Asset Management segment’s results of operations relates solely to the operations of AGI.

Operating profit

Operating profit–Allianz Global Investors

in € mn

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Operating profit increased by 3.5% to €1,321 million.

Administrative expenses, excluding acquisition-related expenses were up 8.4% to €1,857 million as a result of our business expansion and structured investments to secure future growth. In line with new business generation, compensation-related expenses were also up. At 58.4%, our cost-income remains at a very competitive level.

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

Non-operating result

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The aggregate net loss from non-operating items declined to €492 million, down €64 million compared to the prior year period. Acquisition related expenses declined by 7.7%. to €491 million. This was mainly driven by a positive foreign exchange effect of €48 million. Excluding foreign exchange impacts, acquisition related expenses grew 1.2%, mainly due to valuation effects of PIMCO LLC Class B Units (or “Class B Units”) as a result of increased operating performance at PIMCO. This outweighed the lower number of outstanding Class B Units in 2007 as compared to 2006. As of December 31, 2007, the Allianz Group had acquired 43,917 of the 150,000 Class B Units(1) originally outstanding. Going forward, we expect acquisition-related expenses to be mainly driven by the number of Class B Units outstanding and our operating profit development at PIMCO.

There was no charge in 2007 for amortization of intangible assets compared to a charge in the prior year of €23 million that was related to the impairment of a brand name.

(1)	Please see Note 48 to our consolidated financial statements for further information on the Class B Units.

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

Net income

Year ended December 31, 2007 compared to year ended December 31, 2006

Income before income taxes and minority interests increased by €109 million, giving rise to a higher tax charge. Our effective tax rate increased by 2.4 percentage points to 40.7%, primarily due to a highter taxable income in the United States.

Due to the minority buy-outs of AGF and RAS, minority interests in earnings reduced by €27 million to €22 million.

Net income therefore grew by 19.0% to €470 million in 2007.

Year ended December 31, 2006 compared to year ended December 31, 2005

Net income reached €395 million, exceeding previous year’s level by 68.8%. Primarily as a result of higher taxable income in the United States income tax expenses increased 117.3% to €276 million, representing a rise of our effective tax rate from 31.1% to 38.3%.

The following table sets forth the income statements and cost-income ratios for both our Asset Management segment as a whole and AGI for the years ended December 31, 2007, 2006 and 2005.

	2007		2006		2005
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net fee and commission income(1)	3,133	3,060	2,924	2,874	2,636	2,597
Net interest income(2)	81	75	71	66	56	51
Income from financial assets and liabilities carried at fair value through income (net)	31	29	38	37	19	18
Other income	14	14	11	12	11	11

Operating revenues(3)	3,259	3,178	3,044	2,989	2,722	2,677

Administrative expenses, excluding acquisition-related expenses(4)	(1,900)	(1,857)	(1,754)	(1,713)	(1,590)	(1,560)

Operating expenses	(1,900)	(1,857)	(1,754)	(1,713)	(1,590)	(1,560)

Operating profit	1,359	1,321	1,290	1,276	1,132	1,117

Realized gains/losses (net)	2	4	7	5	6	5
Impairments of investments (net)	(1)	(1)	(2)	(2)	—	—
Acquisition-related expenses(4), thereof
Deferred purchases of interests in PIMCO	(488)	(488)	(523)	(523)	(677)	(677)
Other acquisition-related expenses(5)	(3)	(3)	(9)	(9)	(10)	(10)

Subtotal	(491)	(491)	(532)	(532)	(687)	(687)

Amortization of intangible assets	—	—	(24)	(23)	(25)	(25)
Restructuring charges	(4)	(4)	(4)	(4)	(1)	(1)

Non-operating items	(494)	(492)	(555)	(556)	(707)	(708)

Income before income taxes and minority interests in earnings	865	829	735	720	425	409

Income taxes	(342)	(337)	(278)	(276)	(129)	(127)
Minority interests in earnings	(25)	(22)	(53)	(49)	(52)	(48)
Net income	498	470	404	395	244	234

Cost-income ratio(6) in %	58.3	58.4	57.6	57.3	58.4	58.3

(1)	Represents fee and commission income less fee and commission expense.
(2)	Represents interest and similar income less interest expense and investment expenses.
(3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
(4)	The total of these items equals acquisition and administration expenses (net) in the segment income statement included in Note 5 to the consolidated financial statements.
(5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate.
(6)	Represents operating expenses divided by operating revenues.

Corporate Activities

Operating loss declined by €506 million driven by higher investment result

Earnings Summary

Year ended December 31, 2007 compared to year ended December 31, 2006

The operating loss declined significantly due to higher current investment income and lower expenses. This improvement along with a positive trading result and a further increased level of realized gains led to a much lower loss before taxes, whereas the negative tax effects almost off-set these positive developments. Net income thus slightly improved by €21 million to a net loss of €158 million.

Year ended December 31, 2006 compared to year ended December 31, 2005

While operating loss, down €50 million to €831 million in 2006, remained relatively stable, net expenses from non-operating items declined significantly by €962 million. As a result, loss before income taxes and minority interests in earnings was down €1,012 million to €987 million. Consequently, net income was down to a net loss of €179 million from a net loss of €1,268 million in 2005.

	Holding Function			Private Equity			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Operating profit (loss)	(446)	(824)	(932)	121	(7)	51	(325)	(831)	(881)
Non-operating items	37	(455)	(1,109)	(66)	299	(9)	(29)	(156)	(1,118)
Income (loss) before income taxes and minorities	(409)	(1,279)	(2,041)	55	292	42	(354)	(987)	(1,999)

Net income (loss)	(168)	(460)	(1,286)	10	281	18	(158)	(179)	(1,268)

Holding Function

Year ended December 31, 2007 compared to year ended December 31, 2006

Operating profit At €446 million, the operating loss was nearly halved, a considerable improvement as compared to a year earlier. On the revenue side, in line with a higher asset base and an increase in yields, the main driver was interest and similar income which was up 74.5%, reaching €745 million, driven by a high liquidity accumulated to pay back liabilities. Additionally, operating expenses declined by 6.9%, primarily attributing to lower investment expenses which reflect declined banking and investment transaction costs.

Non-operating result The non-operating result turned into an aggregate profit of €37 million compared to an aggregate loss of €455 million in the prior year. The non-operating trading result driven by the BITES exchangeable bond, which was partially repaid in 2007, and higher net capital gains contributed to this development and therefore more than compensated for the higher interest expense from external debt in connection with the minority buy-out at AGF.

Net income Due to high negative tax impacts stemming primarily from the German tax reform our net loss came to €168 million.

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

Net income Net loss of the Holding Function was down to €460 million and more than halved compared to the prior year. This was almost exclusively due to an almost similar development in non-operating items as previously described.

Private Equity

Year ended December 31, 2007 compared to year ended December 31, 2006

Operating profit At €121 million, the operating result turned positive after an operating loss of €7 million a year ago reflecting profit participation of €65 million.

Non-operating result Non-operating result turned negative and amounted to an aggregate loss of €66 million, following a gain of €299 million a year ago, as the high level of realized gains from disposals in the prior year period—mainly in connection with the sale of Four Seasons Health Care Limited—was not repeated.

Net income Net income decreased to €10 million. This development was mainly attributable to the non-operating loss. Furthermore, net income was impacted by higher taxes and increased minority interests in earnings.

Year ended December 31, 2006 compared to year ended December 31, 2005

Operating profit Operating profit turned negative and decreased €58 million from the 2005 level. In August 2006, the Allianz Group acquired 100.0% of MAN Roland Druckmaschinen AG. The full consolidation of this private equity investment had impacts of a similar magnitude both on operating revenues and operating expenses, namely income and expenses from fully consolidated private equity investments.

Non-operating items Non-operating items improved from a loss of €9 million to a gain of €299 million. The disposal of Four Seasons Health Care Ltd. (or “Four Seasons”) in August 2006 contributed €287 million to this development.

Net income Net income was €281 million as compared to €18 in 2005. Non-operating items turned positive; this by far outweighed the negative operating profit development.

Balance Sheet Review

•	Shareholders’ equity of €47.8 billion.
•	Strong net income of €8.0 billion partially offset by various impacts following minority buy-outs.

Consolidated Balance Sheets(1)

The following table sets forth the Allianz Group’s consolidated balance sheets as of December 31, 2007 and 2006.

As of December 31,	2007	2006
	€ mn	€ mn
ASSETS
Cash and cash equivalents	31,337	33,031
Financial assets carried at fair value through income(2)	185,461	198,992
Investments(3)	286,952	298,134
Loans and advances to banks and customers	396,702	423,765
Financial assets for unit linked contracts	66,060	61,864
Reinsurance assets	15,312	19,360
Deferred acquisition costs	19,613	19,135
Deferred tax assets	4,771	4,727
Other assets	41,528	38,001
Intangible assets	13,413	13,072

Total assets	1,061,149	1,110,081

As of December 31,	2007	2006
	€ mn	€ mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	126,053	121,822
Liabilities to banks and customers	336,494	376,565
Unearned premiums	15,020	14,868
Reserves for loss and loss adjustment expenses	63,706	65,464
Reserves for insurance and investment contracts	292,244	287,032
Financial liabilities for unit linked contracts	66,060	61,864
Deferred tax liabilities	3,973	4,588
Other liabilities	49,324	49,764
Certificated liabilities	42,070	54,922
Participation certificates and subordinated liabilities	14,824	16,362

Total liabilities	1,009,768	1,053,251

Shareholders’ equity	47,753	49,650
Minority interests	3,628	7,180

Total equity	51,381	56,830

Total liabilities and equity	1,061,149	1,110,081

(1)

The Allianz Group identified prior period errors through an analysis of various balance sheet accounts (the “Errors”). The Errors resulted primarily from the accounting for the purchase of Dresdner Bank in 2001 and 2002, consolidation of special funds in 2001 and other errors related to minority interest and policyholder participation occurred in combination with mergers. The Errors had the effect of reducing net income by €78 mn in 2006, €42 mn in 2005, and €157 mn for the 4 years from 2001 through 2004. As the majority of the Errors related to the years 2001 through 2004, the Errors from these periods have been accounted for in 2007 by adjusting the opening balance sheet as of January 1, 2005. The Errors for 2005 and 2006 have been corrected through an out-of-period adjustment to net income in 2007. Certain financial instruments that were previously presented on a net presentation are now presented on a gross basis, due to contractual limitations to the right of offset. Partially offsetting these reclassifications from net to gross presentation is a change in the presentation of Collateral paid for securities borrowing transactions and Collateral received for securities lending transactions from gross to net presentation. The net effect is an increase in total assets and total liabilities of €57,610 mn for the year ended December 31, 2006. For further information, see Note 3 to the consolidated financial statements.

(2)	As of December 31, 2007, €23,163 mn are pledged to creditors and can be sold or repledged (2006: €90,211 mn).
(3)	As of December 31, 2007, €7,384 mn are pledged to creditors and can be sold or repledged (2006: €3,156 mn).

Total Equity

Shareholders’ equity(1)

in € mn

(1)

Does not include minority interests of €3.6 bn, of €7.2 bn and of €8.4 bn as of December 31, 2007, 2006 and 2005, respectively. Please see note 23 to the consolidated financial statements for further information. Includes retrospective correction as of January 1, 2005 of €0.8 bn. Please see note 3 to the consolidated financial statements for further information.

(2)	Includes foreign currency translation adjustments.

In 2007, our shareholders’ equity decreased 3.8% to €47.8 billion. Additions to the shareholders’ equity were primarily the 2007 net income of €8.0 billion and a capital increase of €2.8 billion raised as part of financing the AGF minority buy-out. The goodwill related to the minority buy-outs of AGF and Allianz Leben amounting to €7.0 billion was recorded as a reduction of shareholders’ equity. Together with the transfer on disposal of unrealized gains and losses to realized of €2.5 billion were these the largest downward movements. Furthermore foreign currency translation effects of €1.4 billion and the dividend payment of €1.6 billion contributed to the overall reduction in our shareholders’ equity.

Total Assets and Total Liabilities

Total assets and liabilities decreased by €48.9 billion and €43.5 billion, respectively. In the following sections we analyze important developments within the balance sheets of our Life/Health, Property-Casualty and Banking segments as presented under “Notes to the Allianz Group’s Consolidated Financial Statements – Business Segment Information – Consolidated Balance Sheets”. Relative to the Allianz Group’s total assets and total liabilities, we consider the total assets and total liabilities from our Asset Management segment as immaterial and have, accordingly, excluded these assets and liabilities from the following discussion. Our Asset Management segment’s results of operations stem primarily from its business with third-party assets. Please see “– Asset Management Operations – Third-Party Assets under Management of the Allianz Group” for further information on the development of our third-party assets.

Assets and Liabilities of the Property-Casualty segment

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

(2)	Does not include affiliates of €10.0 bn and €9.5 bn as of December 31, 2007 and 2006, respectively.
(3)

Includes debt securities of €2.7 bn and €3.2 bn as of December 31, 2007 and 2006, respectively, equity securities of €0.4 bn and €0.4 bn as of December 31, 2007 and 2006, respectively, and derivative financial instruments of €0.1 bn and €0.1 bn as of December 31, 2007 and 2006, respectively.

Property-Casualty assets

Our property-casualty asset base decreased by €2.2 billion to €97.6 billion. In the segment’s investments, excluding affiliates, we recorded a decline of €5.6 billion to €73.7 billion. Thereof, debt securities decreased by €2.0 billion to €50.3 billion as a result of higher interest rates which had direct negative impact on the fair value. Equity investments were down €2.6 billion to €16.5 billion mainly caused by a strategic decision to actively decrease our equity exposure in order to reduce equity gearing.(1)

Of our average Property-Casualty asset base, ABS made up €4.9 billion, as of December 31, 2007, which is around 5%. CDOs accounted for €0.2 billion of this amount, of which €8 million are subprime-related. Unrealized losses on CDOs of €2 million were recorded in our equity. Realized losses of €12 million were reflected in the segment’s income.

Rating structure of Property-Casualty fixed income portfolio(1)

in %

(1)	including loans and debt securities

(1)	The equity gearing is an indicator for the sensitivity of our shareholders’ equity due to changes in the value of all our equity investments.

Property-Casualty liabilities

In 2007, reserves for loss and loss adjustment expenses decreased by €1.8 billion to €56.9 billion. Important contributors to this decline were the positive development on prior years’ loss reserves primarily in Italy, France, the United Kingdom, Australia and within the credit insurance business, as well as foreign currency translation effects.

Assets and Liabilities of the Life/Health segment

Life/Health asset base

fair values(1) in € bn

(1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage. For further information see note 2 to the consolidated finacial statements.

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

(3)	Does not include affiliates of €2.7 bn and €2.8 bn as of December 31, 2007 and 2006, respectively.
(4)

Includes debt securities of €9.3 bn and €7.3 bn as of December 31, 2007 and 2006, respectively, equity securities of €3.3 bn and €2.9 bn as of December 31, 2007 and 2006, respectively, and derivative financial instruments of €(4.5) bn and €(4.4) bn as of December 31, 2007 and 2006, respectively.

Life/Health assets

Our Life/Health asset base grew by 2.5% to €350.0 billion. This development stemmed primarily from increased loans and advances to banks and customers, up 6.3% to €91.2 billion. Investments decreased slightly by 1.7% to €184.6 billion, excluding affiliates. Thereof, equity investments amounted to €41.2 billion, €1.0 billion lower than the last year as the upward market trend was reduced by higher realized gains. Debt securities were down by €1.2 billion to €137.6 billion principally due to increased market interest rates and, as a result, downward trends in fixed income indices. Financial assets for unit-linked contracts increased by €4.2 billion to €66.1 billion reflecting our sales success with unit-linked insurance and investment contracts. In aggregate, statutory premiums collected for unit-linked insurance and investment contracts amounted to €17.3 billion.

Within our Life/Health asset base, ABS amounted to €13.8 billion, as of December 31, 2007, less than 4 % of total average Life/Health assets. Of these, €0.3 billion are CDOs of which none are subprime-related. No unrealized losses on CDOs were recorded in our equity. Realized losses of €7 million were reflected in the segment’s income.

Rating structure of Life/Health fixed income portfolio(1)

in %

(1)	including loans and debt securities

Life/Health liabilities

Life/Health reserves for insurance and investment contracts were up 1.8% to €283.1 billion including an increase of 3.0% or €7.6 billion in aggregate policy reserves mainly from domestic business partly offset by a decrease in provisions for premium refunds of 9.2% or €2.6 billion, triggered for the most part by subsidiaries in France, Germany and Italy.

Assets and Liabilities of the Banking segment

Banking loans and advances to banks and customers

in € bn

(1)	Includes loan loss allowance of €(0.8) bn and €(1.0) bn as of December 31, 2007 and 2006, respectively.
(2)	Due to changes in the presentation of financial instruments we retrospectively adjusted figures for 2006. For further information see Note 3 to our consolidated financial statements.

Banking loans and advances to banks and customers

Loans and advances to banks and customers in our banking segment decreased by 10.2% to €295.5 billion as of December 31, 2007. The decrease was particularly driven by a reduced volume in reverse repurchase agreements of Dresdner Bank. This development was a result of the financial market turbulence which led to distortions in the money market business and therefore to reduced business activities between banks.

Banking liabilities to banks and customers

Due to the reasons mentioned, liabilities to banks and customers also experienced a decrease of 12.4% to €320.4 billion namely in the form of repurchase agreements.

Off-Balance Sheet Arrangements

In the ordinary course of business, the Allianz Group enters into arrangements that, under IFRS, are not recognized on the consolidated balance sheet and do not affect the consolidated income statement. Such arrangements remain off-balance sheet as long as the Allianz Group does not incur an obligation from them or become entitled to an asset itself. As soon as an obligation is incurred, it is recognized on the Allianz Group’s consolidated balance sheet, with the corresponding loss recorded in the consolidated income statement. However, in such cases, the amount recognized on the consolidated balance sheet may or may not, in many instances, represent the full loss potential inherent in such off-balance sheet arrangements. The Allianz Group does not rely on off-balance sheet arrangements as a significant source of revenue. The types of off-balance sheet arrangements that Allianz is involved in are described below.

Commitments and Guarantees

In the normal course of business, we enter into various irrevocable loan commitments, leasing commitments, purchase obligations and various other commitments. We also extend market value guarantees to customers, as well as execute indemnification contracts under existing service, lease or acquisition transactions. Fee income from issuing guarantees is not a significant part of our total income, and losses incurred under guarantees and income from the release of related provisions were insignificant for each of the last three years. For further information, see Note 46 to our consolidated financial statements. For additional information regarding parent company guarantees, please see the parent only condensed financial statements of Allianz Societas Europea in Schedule II.

Special purpose entities (SPEs)

The Allianz Group is involved with a variety of SPEs including asset securitization entities, investment funds and investment conduits. The Allianz Group is involved in asset securitization entities through arranging, facilitating, and in certain cases, managing investment conduits for banking customers in connection with asset-backed security transactions where the SPEs receive the underlying assets, such as trade or finance receivables from the Allianz Group’s banking customers and securitizes such assets to provide customers with cost-efficient financing.

In providing these services, the Allianz Group may in some instances have a financial interest in such financing structures. However, the risk of financial loss may be mitigated through participations in such losses by other third party investors.

The Allianz Group also engages in establishing and managing investment fund SPEs with a goal of developing, marketing and managing these funds. During the establishment phase of these funds, the Allianz Group may provide initial capital for the SPEs to acquire securities until either sufficient third-party investors purchase participations in the funds or the SPEs are terminated. Certain of these SPE’s funds’ obligations may include capital maintenance and/or performance guarantees given to the investors. The guarantees we provide differ both in terms of amount and duration according to the relevant arrangements. The Allianz Group receives fee and commission income from investors for the management of these SPEs.

As required under IFRS, the Allianz Group consolidates an SPE when the substance of the relationship between Allianz and the SPE indicates that the SPE is controlled by Allianz. The following table presents the assets held by all SPEs for which the Allianz Group controls the SPE by means other than a majority voting interest. Therefore, these SPEs are consolidated in the Allianz Group’s consolidated financial statements as of December 31, 2007.

	As of December 31, 2007
Type of SPE	Total assets	Consolidated assets which are collateral for SPE’s obligations	Amount of consolidated assets which are collateral for SPE’s obligations	Creditor’s recourse to Allianz Group assets
	€ mn		€ mn	€ mn
Asset-backed securities transactions	22,643	Various receivables, corporate notes, index certificates and derivatives	22,643	—
Structured finance transactions	12,413	Corporate notes, German bund securities, lease receivables, cash funds	12,413	—
Derivatives transactions	3,861	Derivatives, equity, leases and cash balances	3,861	—
Investment funds	1,739	Hedge fund units, bonds, investment funds and derivatives	1,739	—
Other	469	Real estate, equity instruments and cash and cash equivalents	469	—

Total	41,125		41,125	—

The following tables set forth the total assets of non-consolidated SPEs in which the Allianz Group has a significant beneficial interest, the Allianz Group’s maximum exposure to loss associated with these SPEs and further information regarding the Allianz Group’s involvement as of December 31, 2007. A significant beneficial interest is considered to be either an investment greater than €100 million in an SPE, or a smaller investment in an SPE that leads to expected losses greater than €5 million. Allianz Group’s maximum exposure to loss comprises the total amount of investment, including note positions, committed liquidity facilities (whether drawn or not), or guarantee notionals. It describes a worst case scenario without considering the asset rating, available collateral, other types of protection or hedging activities that can and do significantly reduce the economic exposure of these SPEs to the Allianz Group. The non-consolidated SPEs are aggregated based on principal business activity, as reflected in the first column. The nature of the Allianz Group’s interest in these SPEs can take different forms, as described in the second column.

	As of December 31, 2007
Type of SPE	Nature of Allianz Group’s involvement with SPEs	Total assets	Allianz Group’s maximum exposure to loss
		€ mn	€ mn
Investment funds	Guarantee obligations	2,039	1,852
Investment funds	Investment manager and/or equity holder	970	32
Vehicles used for CDOs, securitization and credit derivative transactions	Arranger, establisher, servicer, liquidity provider and/or investment counterparty	13,818	11,397
Hedge funds	Hedge funds, Master funds, Equity holder	33,723	1,028
Securitization conduit	Commercial paper	8,654	1,658
SIV—K2	Capital notes, liquidity, repo facilities and investment manager	16,344	3,546
Vehicles used for CBO and CDO transactions	Investment manager and/or equity holder	6,518	1
Other	Client financing transaction	1,684	1,390

Total		83,750	20,904

The following table summarizes the Allianz Group’s maximum exposure to loss by the type of exposure and by type of SPE:

Without any mitigation of risks	Equity/Fund Investment	Notes(1)	Liquidity Facilities(2)	Guarantees	CDS	Other	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Investment funds—guarantee obligations	—	—	—	1,852	—	—	1,852
Investment funds	12	20	—	—	—	—	32
Vehicles used for CDOs, securitization and credit derivative transactions	6	9,450	1,531	—	—	410	11,397
Hedge funds	604	—	424	—	—	—	1,028
Securitization conduit	—	1,490	—	—	135	33	1,658
SIV—K2	—	47	102	—	—	3,397	3,546
Vehicles used for CBO and CDO transactions	—	1	—	—	—	—	1
Other	31	1,359	—	—	—	—	1,390

Total	653	12,367	2,057	1,852	135	3,840	20,904

(1)	The notes category primarily consists of CDOs and CLOs.
(2)	Maximum amount of liquidity facility which could but must not be drawn.

The following table provides the years to maturity of the Allianz Group’s maximum exposure to loss in the non-consolidated SPEs.

Years to maturity	Less than 1	1-3	3-5	Over 5	Equity	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Investment funds—guarantee obligations	1,852	—	—	—	—	1,852
Investment funds	—	—	12	8	12	32
Vehicles used for CDOs, securitization and credit derivative transactions	2,934	68	888	7,501	6	11,397
Hedge funds	424	—	—	—	604	1,028
Securitization conduit	1,523	—	—	135	—	1,658
SIV—K2	3,499	—	—	47	—	3,546
Vehicles used for CBO and CDO transactions	1	—	—	—	—	1
Other	1	1,358	—	—	31	1,390

Total	10,234	1,426	900	7,691	653	20,904

The Group’s liquidity facilities and capital maintenance guarantees as of December 31, 2007 are summarized above as with a “maturity less than 1 year”.

In addition to an equity interest or fund investment interest, the Allianz Group has various other types of interests in certain non-consolidated SPEs. These interests include direct loans, as well as liquidity facilities, which the SPE can draw upon if necessary. For certain mutual funds, primarily those sponsored by Allianz Global Investors in the normal course of business, the Allianz Group has guaranteed a portion of the investors’ principal. Other agreements include securities lending and a foreign currency hedge transaction.

On March 18, 2008, Dresdner Bank and K2 Corporation entered into an agreement through which

Dresdner Bank will provide a support facility to the Structured Investment Vehicle, K2. The agreement, which consists of a U.S.$1,500,000,000 committed revolving mezzanine credit facility and a ‘backstop’ facility, follows the announcement by Dresdner Bank on February 21, 2008 that it intended to offer support to K2.

The mezzanine credit facility provides K2 with immediate additional liquidity, allowing K2 to draw-down funds for terms up to the maturity date of its longest dated senior debt obligations. Under the terms of the backstop facility, Dresdner Bank has undertaken to provide to K2 firm prices at which it will purchase assets from K2 in the event that K2 is unable to obtain better prices for such assets on the open market. The aggregate of such prices provided by Dresdner Bank will at all times equate to an amount that ensures K2 has sufficient funds to repay its senior debt in full.

K2 is a SIV incorporated in Grand Cayman on October 17, 1997. K2 has invested in a diversified portfolio of assets. Dresdner Bank acts as the asset manager of K2.

In regard to credit risk, the rating of K2 assets as of December 31, 2007 is presented as follows:

Rating Category	Moodys % of Portfolio	S&P % of Portfolio
Aaa/AAA including Super Senior(1)	57.67	55.85
Aa/AA	37.84	31.94
A/A	3.83	11.55
Baa/BBB	0.66	0.66

(1)	Super senior bonds, a subset of the ‘AAA’ class, are senior to all other classes with respect to both repayment and loss, including subordinate ‘AAA’ classes.

As of December 31, 2007, the weighted average life of K2 cash assets is 3.34 years, and the weighted average life of K2 credit derivative assets is 3.89 years.

K2 raised its funding by issuing shares, subordinated capital notes (“CN”), commercial paper (“CP”) and mid-term notes (“MTN”). K2’s senior funding is broken down in the following categories: European commercial paper (“E-CP”), European mid-term notes (“E-MTN”), U.S. commercial paper (“US-CP”) and U.S. mid-term notes (“US-MTN”). The weighted average life of K2’s senior liabilities is 0.56 years as of December 31, 2007. Due to the extraordinary disruption of CP/MTN markets that started in 2007, liquidity has temporarily been provided by Dresdner Bank through buy/sell-back financing on arms-length conditions.

The maximum limit of the losses to be borne by capital note holders currently amounts to €1.3 billion. Dresdner Bank currently holds €47 million or 3.5% of the capital notes. The variable interests that Dresdner Bank holds in K2 consist of capital note coupons and investment management fees.

In addition, Dresdner Bank provides K2 with a committed liquidity facility amounting to €102 million. The obligation to fund K2 under the committed liquidity facility is at the request of K2 and is subject to certain conditions precedent being met. Terms that would limit Dresdner Bank’s obligation to provide K2 funding include the standard conditions regarding enforceability (e.g., that the facility does not contravene applicable law and that no liquidity event of K2’s default is outstanding or would result from the making of the liquidity advance). There are several other liquidity providers, each of whose facility ranks pari passu with Dresdner Bank’s facility and the terms and conditions of the facilities are similar in all material respects.

Liquidity and Capital Resources

•	Allianz Group and its subsidiaries are well-capitalized.

•	Ratings upgraded by both Standard & Poor’s and A.M. Best.

Organization

Liquidity planning is an integral part of the overall financial planning and capital allocation process and is based on strategic decisions which include solvency planning, our dividend target, and expected merger and acquisition activities. The Board of Management of Allianz SE, the holding and ultimate parent company of the Allianz Group, decides, after consultation with local management for the Allianz Group companies, on how to allocate capital among the Group.

Liquidity Resources

Our liquidity resources resulted from the operations of our Property-Casualty, Life/Health, Banking and Asset Management segments, as well as from capital raising activities. In the context of a financial services company, where our working capital is largely representative of our liquidity, we believe our working capital is sufficient for our present requirements.(1)

Allianz owns several finance companies. We execute our external debt financing and other corporate financing purposes primarily through two of these companies: Allianz Finance B.V. and Allianz Finance II B.V., both incorporated in the Netherlands.

Insurance Operations The principal sources of liquidity for our operating activities within our

(1)	For further information regarding the management of our liquidity risk please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

Capital Raising Activities Allianz SE coordinates and executes external debt financing for instance through securities issues and other capital raising transactions for the Allianz Group in order to fund any liquidity need. We have access to commercial paper, medium-term notes and other credit facilities as additional sources of liquidity. As of December 31, 2007, we had access to unused, committed and long-term credit lines as a source of further liquidity with different banks.

Debt and Capital Funding

As of December 31, 2007, the majority of Allianz SE’s external debt financing was made up of bonds and money market securities.

Our total certificated liabilities outstanding as of December 31, 2007 was €42,070 million (December 31, 2006: €54,922 million). Of these, €28,523 million are due within one year.(1) Our total participation certificates and subordinated liabilities outstanding as of December 31, 2007 were €14,824 million (December 31, 2006: €16,362 million). Thereof, €1,476 million are due within one year.(2)

In December 2003, Allianz SE (then Allianz AG) established a Medium Term Note (or “MTN”) program which was established for the purposes of external and internal debt issuance. The aggregate volume of debt issued by Allianz Finance B.V. and Allianz Finance II B.V. for the years ended December 31, 2007 and 2006 was €0.3 billion and €2.3 billion, respectively. As of December 31, 2007, Allianz SE had money market securities outstanding with a carrying value of €2,929 million.

On March 9, 2007 we redeemed 64.35% of the Basket Index Tracking Equity Linked Securities

(1)	See Note 21 to our consolidated financial statements for further information.
(2)

See Note 22 to our consolidated financial statements for further information. Additionally, see Note 43 to our consolidated financial statements for information regarding how we use certain derivatives to hedge our exposure to interest rate and foreign currency risk related to certificated and subordinated liabilities.

(“BITES”) exchangeable bond, representing €0.8 billion notional, issued in February 2005, with Munich Re shares.

Our use of commercial paper as a short-term financing instrument was increased by €2.0 billion to €2.9 billion in 2007 from €0.9 billion in 2006. Interest expense on commercial paper increased by 85.1% to €87.0 million (€47.0 million) due to increasing interest rates in 2007 and higher average usage.

On April 2, 2007, Allianz Finance II B.V. issued USD 400 million of senior bonds, guaranteed by Allianz SE, with a floating coupon rate. The maturity of this bond is April 2, 2009.

On July 10, 2007, the Allianz Group completed the squeeze-out procedure for the outstanding AGF shares. In connection with this transaction, we completed a capital increase involving the issuance of 16.97 million new Allianz SE shares. The total cash component of the consideration for the acquisition of the outstanding AGF shares amounted to approximately €6.0 billion.

On January 14, 2008, the Allianz Group announced its intention to redeem the remaining 35.65% of the BITES index-linked bond at the final maturity date with Munich Re shares.(1)

Allianz SE’s issued debt as of December 31, 2007 and 2006(1)

	2007			2006
	Nominal value	Carrying value	Interest expense	Nominal value	Carrying value	Interest expense
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Senior bonds	4,306	4,279	209.3	6,232	6,195	258.9
Subordinated bonds	7,043	6,853	407.1	7,079	6,883	404.6
Exchangeable bonds	450	450	8.3	1,262	1,262	14.8

Total	11,799	11,582	624.7	14,573	14,340	678.3

(1)

Bonds and exchangeable bonds issued or guaranteed by Allianz SE in the capital market, presented at nominal and carrying values. Excludes €85.1 mn of participation certificates at each December 31, 2007 and 2006, with interest expense of €16.2 mn and €6.2 mn, respectively.

Certificated liabilities and subordinated bonds(1)

by maturity – Overview as of December 31, 2007

in € mn

(1)	Bonds and exchangeable bonds issued or guaranteed by
Allianz	SE in the capital market, presented at
carrying	values. Excludes €85.1 mn of participation certificates.

(1)	See Note 52 to our consolidated financial statements for further information on this early redemption.

Allianz SE Issued Debt Outstanding as of December 31, 2007(1)

The following table describes Allianz SE’s issued debt outstanding as of December 31, 2007 at nominal values. For further information see Notes 21 and 22 to our consolidated financial statements.

Interest expense in 2007
1. Senior bonds
5.0% bond issued by Allianz Finance B.V., Amsterdam
Volume	€1.6 bn
Year of issue	1998
Maturity date	3/25/2008
ISIN	DE 000 230 600 8
Interest expense		€85.0 mn
Floating coupon rate bond issued by Allianz Finance II B.V., Amsterdam
Volume	USD 0.4 bn
Year of issue	2007
Maturity date	4/2/2009
SIN	—
ISIN	—
Interest expense		€11.5 mn
5.625% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€0.9 bn
Year of issue	2002
Maturity date	11/29/2012
ISIN	XS 015 879 238 1
Interest expense		€51.2 mn
4.00% bond issued by Allianz Finance B.V., Amsterdam
Volume	€1.5 bn
Year of issue	2006
Maturity date	11/23/2016
ISIN	XS 027 588 026 7
Interest expense		€61.6 mn
Total interest expense for senior bonds		€209.3 mn
2. Subordinated bonds
6.125% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€2 bn
Year of issue	2002
Maturity date	5/31/2022
ISIN	XS 014 888 756 4
Interest expense		€120.5 mn
6.5% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€1 bn
Year of issue	2002
Maturity date	1/13/2025
SIN	377 799
ISIN	XS 015 952 750 5
Interest expense		€65.9 mn
7.25% bond issued by Allianz Finance II B. V., Amsterdam
Volume	USD 0.5 bn
Year of issue	2002
Maturity date	Perpetual Bond
ISIN	XS 015 915 072 0
Interest expense		€27.8 mn

Interest expense in 2007

5.5% bond issued by Allianz SE
Volume	€1.5 bn
Year of issue	2004
Maturity date	Perpetual Bond
ISIN	XS 018 716 232 5
Interest expense		€84.0 mn
4.375% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€1.4 bn
Year of issue	2005
Maturity date	Perpetual Bond
ISIN	XS 021 163 783 9
Interest expense		€62.9 mn

5.375% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€0.8 bn
Year of issue	2006
Maturity date	Perpetual Bond
ISIN	DE000A0GNPZ3
Interest expense		€46.0 mn
Total interest expense for subordinated bonds		€407.1 mn

3. Exchangeable bonds
0.75% Basket Index Tracking Equity Linked Securities (BITES) issued by Allianz Finance II B.V., Amsterdam
Underlying	DAX®
Volume	€0.5 bn
Year of issue	2005
Maturity date	2/18/2008
ISIN	XS 021 157 635 9
Interest expense		€8.3 mn
Total interest expense for exchangeable bonds		€8.3 mn

4. Participation certificates
Allianz SE participation certificate
Volume	€85.1 mn
ISIN	DE 000 840 405 4
Interest expense		€16.2 mn
Total interest expense for participation certificates		€16.2 mn

5. Issues that matured in 2007
5.75% bond issued by Allianz Finance B.V., Amsterdam
Volume	€1.1 bn
Year of issue	1997/2000
Maturity date	7/30/2007
ISIN	DE 000 194 000 5
Interest expense		€37.0 mn

4.625% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€1.1 bn
Year of issue	2002
Maturity date	11/29/2007
ISIN	XS 015 878 835 5
Interest expense		€47.9 mn
Total interest expense for matured issues		€84.9 mn
Total interest expense		€725.8 mn

(1)	Bonds and exchangeable bonds issued or guaranteed by Allianz SE in the capital market.

Capital Requirements

Certain of the operating entities within the Allianz Group are subject to legal restrictions on the amount of dividends they can pay to their shareholders. Furthermore, regulators impose minimum capital rules on the level of both the Allianz Group’s operating entities and the Allianz Group as a whole. See Note 23 to our consolidated financial statements for more information on our capital requirements.

Allianz Group Consolidated Cash Flows

Change in cash and cash equivalents for the years ended December 31,

in € mn

(1)	Includes effect of exchange rate changes on cash and cash equivalents of €(115) mn, €(78) mn and €72 mn in 2007, 2006 and 2005, respectively.

Positive net cash flow provided by operating activities was €12.7 billion in 2007, down €8.0 billion from a year ago. This decline resulted primarily from higher net outflows for collateralized refinancing activities in the banking segment.

Lower net cash outflow used in investing activities, at €4.6 billion in 2007 compared to €34.9 billion in the prior year, was mainly attributable to an increase in both available-for-sale investments and change in other loans and advances to banks and customers.

Net cash outflow provided by financing activities was down by €25.3 billion to €9.6 billion in 2007. The main contributing factors were lower net inflows from liabilities to banks and customers, as well as higher net outflows from certificated liabilities, participation certificates and subordinated liabilities. Additionally the cash flow for financing activities was affected by higher outflows from transactions between equityholders (mainly AGF).

Overall, cash and cash equivalents decreased by €1.7 billion to €31.3 billion as of December 31, 2007.

Cash and cash equivalents

As of December 31,	2007	2006
	€ mn	€ mn
Balances with banks payable on demand	23,848	26,915
Balances with central banks	6,301	4,945
Cash on hand	918	919
Treasury bills, discounted treasury notes, similar treasury securities and checks	264	224
Bills of exchange	6	28

Total	31,337	33,031

The Allianz Group holds cash and cash equivalents in more than 30 different currencies, although such cash and cash equivalents are held primarily in Euros, U.S. Dollars and Swiss Francs.(1)

(1)	See Note 6 to our consolidated financial statements for additional information on the Allianz Group’s cash and cash equivalents.

Investment Portfolio Impairments, Depreciation and Unrealized Losses

For information concerning the valuation of available-for-sale securities and held-to-maturity securities, see “—Critical Accounting Policies and Estimates—Fair Values of Financial Assets and Liabilities.”

Impairment Charges and Depreciation

For the year ended December 31, 2007, net realized gains, losses totaled € 6,548 million, of which € 2,290 million related to realized losses. Of the total amount of realized losses in 2007, € 2,031 million related to available-for-sale securities, € 93 million related to investments in joint ventures, € 120 million related to loans to banks and customers, and € 46 million to real estate held for investment. Net impairments totaled € 1,272 million, of which € 19 million were reversal of net impairments. Of the total amount of net impairments € 1,230 million related to available-for-sale securities, € 10 million related to investments in associates and joint ventures and € 51 million related to real estate held for investments. Of the available-for-sale net impairments we recorded in 2007, € 1,155 million related to equity securities and € 75 million to debt securities.

For the year ended December 31, 2006, net realized gains, losses totaled € 6,151 million, of which € 1,344 million related to realized losses. Of the total amount of realized losses in 2006, € 1,137 million related to available-for-sale securities, € 15 million related to investments in joint ventures, € 57 million related to loans to banks and customers and € 135 million to real estate held for investment. Net impairments totaled € 775 million, of which € 82 million were reversal of net impairments. Of the total amount of net impairments € 586 million related to available-for-sale securities, € 7 million related to held to maturity investments, € 12 million related to investments in associates and joint ventures and € 172 million related to real estate held for investments. Of the available-for-sale net impairments we recorded in 2006, € 479 million related to equity securities and € 105 million to debt securities.

Unrealized Losses

As of December 31, 2007, unrealized losses from available-for-sale securities totaled € 4,711 million, of which € 467 million were attributable to equity securities, € 2,549 million to corporate bonds, € 1,591 million to government bonds and € 104 million to other securities.

As of December 31, 2006, unrealized losses from available-for-sale securities totaled € 2,114 million, of which € 159 million were attributable to equity securities, € 862 million to corporate bonds, € 1,075 million to government bonds and € 18 million to other securities.

The following tables set forth further details regarding the duration and amount below amortized cost of the Allianz Group’s unrealized loss positions for equity securities and debt securities as of December 31, 2007 and 2006, respectively. The length of time criterion reflects the period of time over which a security had continually been in the actual percentage decline category it was in on December 31, 2007 and December 31, 2006, respectively. We believe the following tables provide meaningful disclosure, as they capture the actual percentage decline category and related time period applicable at December 31, 2007 and December 31, 2006, respectively.

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

Equity Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2007

	0-6 months	6-9 months	>9 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	7,150	52	82	7,284
Amortized Cost	7,549	61	91	7,701
Unrealized Loss	(399)	(9)	(9)	(417)

20% to 50%
Market Value	159	—	—	159
Amortized Cost	207	—	—	207
Unrealized Loss	(48)	—	—	(48)

Greater than 50%
Market Value	37	—	—	37
Amortized Cost	39	—	—	39
Unrealized Loss	(2)	—	—	(2)

Total
Market Value	7,346	52	82	7,480
Amortized Cost	7,795	61	91	7,947
Unrealized Loss	(449)	(9)	(9)	(467)

Debt Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2007

	0-6 months	6-12 months	>12 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	41,695	33,829	46,137	121,661
Amortized Cost	42,257	35,141	48,453	125,851
Unrealized Loss	(562)	(1,321)	(2,316)	(4,190)

20% to 50%
Market Value	14	70	—	84
Amortized Cost	20	99	—	119
Unrealized Loss	(6)	(29)	—	(35)

Greater than 50%
Market Value	11	—	—	11
Amortized Cost	30	—	—	30
Unrealized Loss	(19)	—	—	(19)

Total
Market Value	41,720	33,899	46,137	121,756
Amortized Cost	42,307	35,240	48,453	126,000
Unrealized Loss	(587)	(1,341)	(2,316)	(4,244)

Equity Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2006

	0-6 months	6-9 months	>9 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	3,327	66	79	3,472
Amortized Cost	3,416	76	84	3,576
Unrealized Loss	(89)	(10)	(5)	(104)

20% to 50%
Market Value	135	—	—	135
Amortized Cost	190	—	—	190
Unrealized Loss	(55)	—	—	(55)

Greater than 50%
Market Value	—	—	—	—
Amortized Cost	—	—	—	—
Unrealized Loss	—	—	—	—

Total
Market Value	3,462	66	79	3,607
Amortized Cost	3,606	76	84	3,766
Unrealized Loss	(144)	(10)	(5)	(159)

Debt Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2006

	0-6 months	6-12 months	>12 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	50,459	25,509	22,927	98,895
Amortized Cost	50,995	26,144	23,704	100,843
Unrealized Loss	(536)	(635)	(777)	(1,948)

20% to 50%
Market Value	—	—	24	24
Amortized Cost	—	—	31	31
Unrealized Loss	—	—	(7)	(7)

Greater than 50%
Market Value	—	—	—	—
Amortized Cost	—	—	—	—
Unrealized Loss	—	—	—	—

Total
Market Value	50,459	25,509	22,951	98,919
Amortized Cost	50,995	26,144	23,735	100,784
Unrealized Loss	(536)	(635)	(784)	(1,955)

Reversals of Impairment

Pursuant to IAS 39 revised, we no longer record reversals of impairment in our consolidated income statement for available-for-sale equity securities.

For fixed income securities, if, in a subsequent period, the amount of the impairment previously recorded on a security decreases and the decrease can be objectively related to an event occurring after the impairment, such as an improvement in the debtor’s credit rating, the impairment is reversed through other income for investments in the Allianz Group’s consolidated income statement. Such reversals do not result in a carrying amount of a security that exceeds what would have been, had the impairment not been recorded, at the date of the impairment is reversed. For the years ended December 31, 2007, 2006 and 2005 we recorded reversals of impairments of €13 million (available-for-sale securities: €13 million; held-to-maturity securities: €0 million), €2 million (available-for-sale securities: €1 million; held-to-maturity securities: €1 million) and €6 million (available-for-sale securities: €3 million; held-to-maturity securities: €3 million), respectively.

Tabular Disclosure of Contractual Obligations

The table sets forth the Allianz Group’s contractual obligations as of December 31, 2007. Contractual obligations do not include contingent liabilities or commitments and only transactions with parties outside the Allianz Group are considered.

The table includes only liabilities that represent fixed and determinable amounts. The table excludes interest on floating rate long-term debt obligations and interest on money market securities, as the contractual interest rate on floating rate interest is not fixed and determinable. The amount and timing of interest on money market securities is not fixed and determinable since these instruments have a daily maturity. For further information, see Notes 21 and 22 to our consolidated financial statements.

Furthermore, reserves for insurance and investment contracts presented in the table include contracts where the timing and amount of payments are considered fixed and determinable and contracts which have no specified maturity dates and may or may not result in a payment to the contract holder depending on mortality and morbidity experience and the incidence of surrenders, lapses, or maturities. For contracts which do not have payments that are fixed and determinable, the Allianz Group has made assumptions to estimate the undiscounted cash flows of contractual policy benefits including mortality, morbidity, interest crediting rates, policyholder participation in profits, and future lapse rates. These assumptions represent current best estimates, and may differ from the estimates originally used to establish the reserves for insurance and investment contracts as a result of the lock-in of assumptions on the issue dates of the contracts as required by the Allianz Group’s established accounting policy. For further information, see Note 2 to our consolidated financial statements. Due to the uncertainty of the assumptions used, the amount presented could be materially different from the actual incurred payments in future periods. Furthermore, these amounts do not include premiums and fees expected to be received, investment income earned, expenses incurred to parties other than the policyholder such as agents, or administrative expenses. In addition, these amounts are presented net of reinsurance expected to be received as a result of these cash flows. The amounts presented in this table are undiscounted and therefore exceed the reserves for insurance and investment contracts presented in the consolidated balance sheet. For further information on reserves for insurance and investment contracts, see Note 18 to our consolidated financial statements.

As of December 31, 2007, our income tax obligations amounted to €2,563 million. Thereof €1,925 million we expect to pay within the twelve months after the balance sheet date. For the remaining amount of €638 million an estimate of the timing of cash outflows is not reasonably possible. Our income tax obligations are not included in the below table.

	Payments Due By Period at December 31, 2007
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	€ mn	€ mn	€ mn	€ mn	€ mn
Long-term debt obligations(1)	56,894	29,999	7,803	4,387	14,705
Interest on long-term debt obligations(2)	1,339	519	260	120	440
Operating lease obligations(3)	3,652	567	807	647	1,631
Purchase obligations(4)	855	292	185	109	269
Liabilities to banks and customers(5)	336,494	321,464	8,044	2,553	4,433
Reserves for insurance and investment contracts	848,180	33,207	62,686	61,275	691,012
Reserves for loss and loss adjustment expenses(6)	56,943	16,967	15,145	8,040	16,791

Total contractual obligations	1,304,357	403,015	94,930	77,131	729,281

(1)	For further information, see Notes 21 and 22 to our consolidated financial statements.
(2)	Amounts included in the table reflect estimates of interest on fixed rate long-term debt obligations to be made to lenders based upon the contractually fixed interest rates.
(3)	The amount of €3,652 million is gross of €120 million related to subleases, which represent cash inflow to the Allianz Group.
(4)	Purchase obligations only include transactions related to goods and services; purchase obligations for financial instruments are excluded.
(5)	Liabilities to banks and customers include €11,204 million and €60,443 million of payables on demand, respectively. For further information, see Note 15 to our consolidated financial statements.
(6)

Comprise reserves for loss and loss adjustment expenses from our property-casualty insurance operations. These assumptions represent current best estimates and may differ from estimates utilized to establish the reserves. Due to the uncertainty of the assumptions used, the amounts presented could be materially different from the actual incurred payments in future periods. The amounts presented in the above table are gross of reinsurance ceded. The corresponding amounts, net of reinsurance ceded, are €14,533 million, €12,769 million, €7,164 million and €14,211 million for the periods less than 1 year, 1-3 years, 3-5 years and more than 5 years, respectively. For further information on reserves for loss and loss adjustment expenses, see “Information on the Company—Property-Casualty Insurance Reserves” and Note 17 to our consolidated financial statements.

Recent and Expected Developments

Economic Outlook

Increased uncertainty

Global economic growth is expected to be less buoyant in 2008 than in previous years. The industrialized countries in particular are likely to see growth down by around half a percentage point on 2007. However, growth in emerging market economies should decline to a lesser extent. Financial markets will not return to calmer waters until uncertainty is dispelled about the nature of the economic risks originating from the U.S. housing crisis. Monetary policy in Europe and the U.S. will then also need to confront the looming risk of inflation.

Weaker economic growth

Our economists forecast global economic growth of more than 3% in 2008. Although around half a percentage point less than in 2007, this is still robust growth. We expect this pace to be set by the emerging markets, which we estimate will grow at

6.5%, only slightly less than 2007 (2006: 7%). We expect expansion in industrialized countries to be much more subdued than in 2007, at 2% (2006: 2.4%).

Asia will again be the most dynamic region with forecast growth of 8%. We expect that China will lead the way with growth of just over 10% (2006: 11.5%), with a modest slowdown welcome here in order to prevent the economy from overheating. India is estimated to take second place with growth of 8%, approximately half a percentage point below 2007. The other emerging markets in Asia are not expected to grow quite as strongly this year as in 2007. Expansion in Latin America and Eastern Europe in 2008 is expected to be roughly a percentage point below the corresponding figure for 2007.

Overall, economic momentum in industrialized countries at almost 2% will likely be more subdued than in 2007. Our forecast for Japan is 1.5% (2006: 2.1%), for Germany and the euro zone about 1.8%. In the case of Germany this is a significant slowdown compared to 2.5% growth in 2007. In the

U.S. we also expect rather modest growth of almost 2% in the shadow of the housing crisis. U.S. growth began to slow in 2007, coming in at 2.2%. The weak U.S. Dollar is expected to boost U.S. exports in 2008 and, together with the expansive monetary and fiscal policy, to bolster the economy. At the same time, falling house prices are likely to dampen consumer spending, eliminating any significant boost from the consumption side.

The many uncertainties will also cast a shadow over the financial markets. However, we expect the economy to pick up again in the second half of the year, buoying equity prices. Interest rates will probably rise only moderately, especially as inflation should fall again in the second half of 2008. The U.S. Dollar will likely recover from its record lows against the euro during the year.

Not an easy environment for financial services providers

The aging of society is happening regardless of the economic uncertainties. The long-term fundamentals of the Life/Health segment remain intact. Private pension schemes remain important and are becoming ever more vital for the general public. In contrast to many pension insurance systems, most health insurance schemes are still faced with fundamental reform. Rising healthcare costs, which can scarcely be financed through the common pay-as-you-go-based systems, will increasingly have to be paid privately. This gives rise to challenges and opportunities for private healthcare insurers.

Pensions should be based on more than one pillar, both now and in the future. Many countries are reorganizing their systems accordingly while building up capital for future pensions. This form of private financing is also increasingly being adopted in booming Asia, providing excellent business opportunities for asset managers. In the ageing societies of Europe and the U.S. the prospects for growth in the fund management sector remain intact.

In the Property-Casualty segment there are opportunities for expansion due to rises in income and assets in emerging markets. However, in established markets competition for market share is intense, and our demand for profitability limits growth.

Banks will feel the consequences of the U.S. housing crisis in 2008 as well. However, the improved economic outlook for the second half of the year should give a renewed impetus to business. On the other hand a flat interest-rate curve and the generally rather modest prospects for growth indicate only a slight upwards trend.

ITEM 6. Directors, Senior Management and Employees

Corporate Governance

General

Allianz SE is a Germany—based stock corporation in the form of a European Company (Societas Europaea or SE). Allianz SE is subject to specific provisions regarding the SE (such as the Council Regulation (EC) 2157/2001 (“SE-Regulation”) and the German Act on the SE-Implementation (SE-Ausführungsgesetz, SEAG)). However, to a large extent Allianz SE is treated as a German stock corporation and therefore governed by the general provisions of German corporate law (in particular the German Stock Corporation Act, Aktiengesetz). The corporate bodies of Allianz SE are the Board of Management (Vorstand), the Supervisory Board (Aufsichtsrat) and the General Meeting (Hauptversammlung). The Board of Management and the Supervisory Board are separate and no individual may serve simultaneously as a member of both boards.

The Board of Management is responsible for managing the day-to-day business of Allianz SE in accordance with the European SE-Regulation, the German Stock Corporation Act, the Statutes (Satzung) of Allianz SE as well as its internal rules of procedure (Geschäftsordnung). The Board of Management represents Allianz SE in its dealings with third parties. The Supervisory Board oversees the management. It is also responsible for appointing and removing the members of the Board of Management and representing Allianz SE in its transactions with members of the Board of Management. The Supervisory Board is not permitted to make management decisions, but as established by the Statutes or determined by the Supervisory Board, certain types of transactions may require the Supervisory Board’s prior consent.

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

Upon the transformation of Allianz into an SE in 2006, Allianz SE was required to establish an SE works council that represents the European Allianz employees. The Allianz SE works council consists of employee representatives from up to 26 European countries. The SE works council, in simple terms, is a company-wide representative body for the European Allianz employees with special responsibility for cross—border matters within Europe. In particular, the SE works council has the right to be informed and heard with regard to all cross-border matters. In addition, it has the right to initiate cross-border measures in the areas of equal opportunity, worker safety and health protection data protection and basic and further training. Details of the SE works council are contained in the Agreement concerning the Participation of Employees in Allianz SE (“Employee Involvement Agreement”) discussed below.

Applicable Corporate Governance Rules

Principal sources of enacted corporate governance standards for a European Company with its registered seat in Germany are the SE-Regulation, the German Act on the SE-Implementation (SE-Ausführungsgesetz, SEAG), the German Act on Employee Participation in a SE (SE-Beteiligungsgesetz, SEBG) and the German Stock Corporation Act (Mitbestimmungsgesetz). The German Co-determination Act, however, does not apply to Allianz SE. Instead, the participation of employees of Allianz on the Supervisory Board of Allianz SE is governed by the Employee Involvement Agreement of September 20, 2006, which was concluded between the Special Negotiating Body of the employees and the managements of Allianz SE and RAS within the employee involvement procedures initiated in connection with the formation of Allianz SE. The Employee Involvement Agreement to a large extent follows the statutory default provisions provided for in the German Act on Employee Participation in a SE (SE-Beteiligungsgesetz, SEBG).

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

On December 20, 2007, the Board of Management and the Supervisory Board of Allianz SE issued the following Declaration of Compliance:

“1. Allianz SE will comply with all recommendations made by the Government Commission on the German Corporate Governance Code (Code version as of 14 June 2007).

2. Since the last Declaration of Compliance as of 18 December 2006, which referred to the German Corporate Governance Code in its 12 June 2006 version, Allianz SE has complied with all recommendations made by the Government Commission on the German Corporate Governance Code then in force.”

The Declaration of Compliance is also available on Allianz Group’s website at www.allianz.com/ corporate-governance. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)

Furthermore, you will find a summary of significant ways in which our corporate governance practices differ from those required from domestic companies under the NYSE corporate governance standards on our website under www.allianz.com/corporate-governance. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)

General Meeting

General Meetings of the shareholders are called by the Board of Management. In exceptional cases, the Supervisory Board can call a General Meeting. Shareholders holding an aggregate of at least 5% of Allianz SE’s issued share capital may request that a General Meeting be called. The right to participate in and vote at a General Meeting is only given to those shareholders who have timely notified Allianz SE of their attendance at the General Meeting and whose respective shares are registered in the share register.

Board of Management

The Board of Management (Vorstand) of Allianz SE currently consists of eleven members, and is multinationally staffed, in keeping with Allianz Group’s international orientation. It is responsible for the management of Allianz SE and the Group. The managerial tasks of the Board of Management are primarily to determine the strategic direction of and to manage the Group, and the planning, establishment and monitoring of a risk management system. The chairman of the Board of Management coordinates its work; he has a casting vote in case of a tie and a veto right against resolutions of the Board of Management.

Under the Statutes of Allianz SE, the Supervisory Board determines the size of the Board of Management, although it must have at least two members. The Statutes furthermore provide that Allianz SE may be legally represented by two members of the Board of Management or by one member of the Board of Management together with one person vested with a general power of attorney under German law (Prokurist). In addition, pursuant to a filing with the commercial register in Munich, Allianz SE may also be represented by two holders of a general power of attorney (Prokura). The Supervisory Board represents Allianz SE in connection with transactions between a member of the Board of Management and Allianz SE. To the extent that a Supervisory Board committee is entitled to decide on a specific matter in lieu of the Supervisory Board, the right of representing Allianz SE vis-à-vis the Board of Management in that matter can be transferred to the relevant Supervisory Board committee.

The Supervisory Board appoints the members of the Board of Management. The initial term of the members of the Board of Management is generally between three and five years. Under the Statutes of Allianz SE the term of the members of the Board of Management is limited to a maximum of five years. Each member may be reappointed or have his term extended by the Supervisory Board for one or more terms of up to five years each. As a general rule, the Supervisory Board limits the initial appointment or the reappointment of members of the Board of Management attaining the age of 60 to terms of one year. Members of the Board of Management must further resign from office at the end of the fiscal year in which they attain the age of 65. There is no share ownership requirement to qualify for or to remain a member of the Board of Management. The Supervisory Board may remove a member of the Board of Management prior to the expiration of his term for good cause, for example in the case of a serious breach of duty or a bona fide vote of no confidence by the General Meeting. A member of the Board of Management may not deal with, or vote on, matters relating to proposals, arrangements or contractual agreements between himself and Allianz SE and may be liable to Allianz SE if he has a material interest in any contractual agreement between Allianz SE and a third party which was not disclosed to, and approved by, the Supervisory Board. The Board of Management has adopted its own internal rules of procedure.

The Board of Management regularly reports to the Supervisory Board on the business of Allianz SE. According to the German Stock Corporation Act, the Board of Management requires the consent of the Supervisory Board to engage in certain transactions, primarily, certain share capital measures.

Further, the Statutes of Allianz SE contain a catalogue of transactions requiring consent of the Supervisory Board, namely (i) acquisition of companies, participation in companies and parts of companies (except for financial investments), if in the individual case the market value, or in case of a lack of a market value, the book value reaches or exceeds 10% of the equity of the last consolidated balance sheet; or (ii) disposal of participations (except for financial investments) in a group company, to the extent that it leaves the circle of group companies by virtue of the disposal and if in the individual case the market value, or in case of lack of market value, the book value of the participation disposed of reaches or exceeds 10% of the equity of the last consolidated balance sheet; or (iii) entering into intercompany agreements (Unternehmensverträge); or (iv) development of new and abandonment of existing business segments, to the extent such action is of material importance to the group. The Supervisory Board of Allianz SE may make further types of transactions contingent upon its approval.

The current members of the Board of Management of Allianz SE, their age as of December 31, 2007, their areas of responsibility, the year in which each member was first appointed, the year in which the term of each member expires, and their principal board memberships outside the Allianz Group, respectively, are listed below.

Name	Age	Area of Responsibility	Year First Appointed	Year Current Term Expires	Principal Outside Board Memberships
Michael Diekmann	53	Chairman of the Board of Management	1998	2011	Member of the Supervisory Boards of BASF SE, Linde AG (deputy chairman), Deutsche Lufthansa AG and Siemens AG (since January 24, 2008)
Dr. Paul Achleitner	51	Finance	2000	2009	Member of the Supervisory Boards of Bayer AG and RWE AG
Oliver Bäte	42	Chief Operating Officer	2008	2012	None
Clement B. Booth	53	Insurance Anglo, NAFTA Markets/Global Lines	2006	2010	None
Enrico Cucchiani	57	Insurance Europe I	2006	2010	Member of the board of directors of Pirelli & Co. S.p.A. and Unicredit S.p.A.
Dr. Joachim Faber	57	Asset Management Worldwide	2000	2009	Member of the Supervisory Board of Bayerische Börse AG
Dr. Helmut Perlet	60	Controlling, Reporting, Risk	1997	2008	Member of the Supervisory Board of GEA-Group AG
Dr. Gerhard Rupprecht	59	Insurance German Speaking Countries	1991	2008	Member of the Supervisory Boards of Fresenius SE and Heidelberger Druckmaschinen AG
Jean-Philippe Thierry	59	Insurance Europe II	2006	2008	Member of the boards of directors of Société Financière et Foncière de participation, Baron Philippe de Rothschild, Compagnie Financière Saint-Honoré, Eurazeo, Paris Orléans and Pinault Printemps Redoute
Dr. Herbert Walter	54	Banking Worldwide	2003	2012	Member of the Supervisory Board of Deutsche Börse AG, E.ON Ruhrgas AG and the board of directors of Banco Popular Español S.A. and Banco BPI S.A.
Dr. Werner Zedelius	50	Insurance Growth Markets	2002	2009	Bajaj Allianz General Insurance Company Limited; Bajaj Allianz Life Insurance Company Limited

The following is a summary of the business experience of the current members of the Board of Management:

Michael Diekmann: Joined the Allianz Group in 1988. From 1996 to 1998 he was chief executive officer of Allianz Insurance Management Asia- Pacific Pte. Ltd., Singapore. He became a deputy member in October 1998 and a full member of the Board of Management of Allianz AG in March 2000. He was appointed as chairman of the Board of Management in April 2003.

Dr. Paul Achleitner: Joined the Board of Management in January 2000. He was previously chairman of Goldman, Sachs & Co. oHG, Frankfurt/Main, Germany and a partner of Goldman Sachs Group from 1994 to 1999.

Oliver Bäte: Joined the Board of Management of Allianz SE on January 1, 2008. He worked with McKinsey&Company from 1993 on. At McKinsey&Company, he was head of the German Insurance Sector from 1998-2003, and director and head of the European Insurance and Asset Management Sector from 2003 to 2007.

Clement B. Booth: Joined the Board of Management on January 1, 2006. From 1999 to 2003, he was a member of the Board of Management of Munich Re and from 2003 to 2005 he was chairman and CEO of Aon Re International, London.

Enrico Cucchiani: Joined the Board of Management on January 1, 2006. From 1996, he has held several leading management positions within Lloyd Adriatico S.p.A., Trieste. He became CEO in 1998 and from 2001 to 2007 he was chairman of the board of directors of Lloyd Adriatico.

Dr. Joachim Faber: Joined the Allianz Group in 1997 after holding various positions at Citibank AG, Frankfurt/Main, Germany (1984-1992), including chairman of the Board of Management, and Citibank International PLC, London (1992-1997), including head of capital markets. He was a member of the Board of Management of Allianz Versicherung from 1997 to 1999 and became a member of the Board of Management in January 2000.

Dr. Helmut Perlet: Joined the Allianz Group in 1973. He has been head of the foreign tax department since 1981, head of corporate finance since 1990 and head of accounting and controlling since 1992. He became a deputy member in July 1997 and a full member of the Board of Management in January 2000.

Dr. Gerhard Rupprecht: Joined the Allianz Group in 1979. In January 1989, he became a deputy member, and in January 1991 a full member, and in October 1991 was appointed chairman, of the Board of Management of Allianz Leben. He became a member of the Board of Management in October 1991.

Jean-Philippe Thierry: Joined the Board of Management on January 1, 2006. Previously, he was Chairman and CEO of Athena Insurance (1985-1997) and CEO of Generali France (1998-2001). Since June 2001, he is Chairman and Chief Executive Officer of Assurances Générales de France.

Dr. Herbert Walter: Held various positions at Deutsche Bank AG since 1983, including chairman of the business segment Private & Business Clients and speaker of the Board of Management of Deutsche Bank 24. Since 2002, he has been a member of the Group Executive Committee of Deutsche Bank group as well as Global Head of Private & Business Clients. He became a member of the Board of Management on March 19, 2003, and became the Chairman of the Board of Management of Dresdner Bank AG effective March 25, 2003.

Dr. Werner Zedelius: Joined the Allianz Group in 1987. After various positions in branch offices and in the headquarters of Allianz AG, he was General Manager Finance and member of the board of directors of Cornhill Insurance PLC in London from 1996 until 1999. Dr. Zedelius became a member of the Board of Management on January 1, 2002.

The members of the Board of Management may be contacted at the business address of Allianz SE.

Supervisory Board

In accordance with the Statutes of Allianz SE, the Supervisory Board (Aufsichtsrat) of Allianz SE consists of twelve members, six of whom are shareholder representatives and six of whom are employee representatives. According to applicable law and the Statutes of Allianz SE the members of the Supervisory Board are appointed by the General Meeting, however, as to the appointment of the employee representatives, the General Meeting is bound to the proposals of the employees. There is no share ownership requirement to qualify for or remain a member of the Supervisory Board.

The first Supervisory Board of Allianz SE was appointed when the company became a European Company in October 2006. Its term ended at the close of the first ordinary General Meeting of Allianz SE on May 2, 2007. At the first ordinary General Meeting of Allianz SE, shareholders re-elected all members of the Supervisory Board who stood for reelection and appointed Peter Kossubek as an employee representative. The employee representatives are no longer representatives of the German employees only, but also representatives of employees of Allianz Group in certain other European countries. Among the employee representatives, there may also be representatives of the trade unions represented in the Allianz Group in Europe. The term of office of the members of the Supervisory Board of Allianz SE runs until the close of the General Meeting which resolves on the ratification of actions in respect of the forth financial year following the beginning of the term of office not counting the financial year in which the term of office begins, but in no case longer than six years. Repeated appointments are permitted.

As stipulated in the Employee Involvement Agreement concluded with the representatives of Allianz employees in September 2006, four of the six employees’ representatives on the Supervisory Board are from Germany (including one union representative), one is from France and one is from the UK. For all forthcoming Supervisory Boards of Allianz SE (from 2012 onward), the country distribution of the employee representatives will depend on the country distribution of the employees of the Allianz Group within the EU and the European Economic Area. The appointment of the employee representatives of the Supervisory Board will follow the respective national legal provisions of the countries of origin of such representatives. In case no such provisions exist, the appointment will be made by the SE Works Council which was established pursuant to the Employee Involvement Agreement.

The General Meeting may remove any Supervisory Board member it has elected without having been bound by a proposal for the election by a simple majority of the votes cast. As regards the removal of members of the Supervisory Board that have been elected in accordance with a proposal by the employees, the Employee Involvement Agreement provides for the application of the respective statutory framework for the removal enacted in the respective member states. In the event no such provisions exist, Section 37 of the German Act on Employee Participation in a SE (SE-Beteiligungsgesetz, SEBG) shall apply accordingly. Under such provision, the employee representatives from Germany may be removed by the General Meeting upon a respective request by (i) the works councils (Arbeitnehmervertretungen) that have formed the electoral college (Wahlgremium),

i.e., in the present case, Allianz SE’s Group Works Council (Konzernbetriebsrat), with a 75% majority of the votes cast, or (ii), with respect to the Supervisory Board members proposed by a trade union, only such trade union. The General Meeting is bound by such request. In addition, any member of the Supervisory Board may resign by giving written notice to the Board of Management.

The Supervisory Board of Allianz SE has elected a chairman, who must be a shareholder representative, and two deputy chairpersons. The Supervisory Board of Allianz SE constitutes a quorum if all members are invited or requested to adopt a resolution and if either at least six members, among them the chairman, or at least nine members, participate in the resolution.

Except where a different majority is required by law or the Statutes of Allianz SE, the Supervisory Board acts by simple majority of the votes cast. In the case of a tie, the vote of the chairman or if he does not participate in the voting, the vote of the deputy chairperson (provided that the deputy chairperson is a shareholder representative) shall be decisive (casting vote). The Supervisory Board meets at least twice each half-year. During the financial year 2007, the Supervisory Board met in total six times. Its main functions are:

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

In order to exercise its functions efficiently, the Supervisory Board has established a Standing Committee, an Audit Committee, a Personnel Committee a Risk Committee, and in December 2007, a Nomination Committee. The committees prepare the discussion and adoption of resolutions in the plenary session. Furthermore, in appropriate cases, authority to take decisions has been delegated to committees themselves. The establishment of a Mediation Committee is no longer required because the German Employee Co-determination Act, which provides for such a committee, does not apply to Allianz SE.

Standing Committee. The Standing Committee, which comprises the chairman of the Supervisory Board, and four additional members elected by the Supervisory Board (two members upon proposal of the shareholders representatives and two upon proposal of the employee representatives), may approve or disapprove certain transactions of Allianz SE to the extent that such transactions do not fall under the competency of any other committee or are not required to be decided by plenary meeting of the Supervisory Board. In particular, the Standing Committee is responsible for approving several loans in accordance with the German Stock Corporation Act, Board of Management resolutions on capital measures and on acquisition or disposal of treasury shares and certain acquisitions of companies or participations in companies. Furthermore, the Standing Committee examines the corporate governance of Allianz SE, drafts the declaration of compliance and examines the efficiency of the work of the Supervisory Board. In addition, it is responsible for amendments to the Statutes that only affect the wording, not the content. The Standing Committee held four meetings and three telephone conference calls in 2007. The members of the Standing Committee are Dr. Henning Schulte-Noelle as chairman, Dr. Gerhard Cromme, Dr. Franz B. Humer, Claudia Eggert-Lehmann and Rolf Zimmermann.

Audit Committee. The Audit Committee comprises five members elected by the Supervisory Board (three members upon proposal of the shareholders representatives and two upon proposal of the employee representatives). The Audit Committee prepares the decisions of the Supervisory Board about the Allianz Group’s annual financial statements, the consolidated financial statements and the appointment of the auditors and ascertains the independence of the auditors. Furthermore, the Audit Committee assigns the mandate to the auditors, sets priorities for the audit and determines the compensation of the auditors. In addition, it examines the quarterly reports. After the end of the fiscal year, the Audit Committee examines the Allianz Group’s annual financial statements and the consolidated financial statements, examines the risk monitoring system, discusses the auditor’s report with the auditors and deals with compliance topics. The Audit Committee held five meetings and one telephone conference call in 2007. The members of the Audit Committee are Dr. Franz B. Humer as chairman, Dr. Wulf H. Bernotat, Igor Landau, Jean-Jaques Cette and Jörg Reinbrecht.

Personnel Committee. The Personnel Committee consists of the chairman of the Supervisory Board and two other members elected by the Supervisory Board (one member upon proposal of the shareholders representatives and one upon proposal of the employee representatives). It prepares the appointment of members of the Board of Management and it represents the company before the members of the Management Board pursuant to § 112 of the German Stock Corporation Act. In addition, it attends to on-going personnel matters of the members of the Board of Management including their membership on boards of other companies and the payments they receive. The Personnel Committee held four meetings in 2007. The members of the Personnel Committee are Dr. Henning Schulte-Noelle as chairman, Dr. Gerhard Cromme and Claudia Eggert-Lehmann.

Risk Committee. The Risk Committee consists of five members elected by the Supervisory Board (three members upon proposal of the shareholders representatives and two upon proposal of the employee representatives). The Risk Committee was established in December 2006 by the newly constituted Supervisory Board of Allianz SE. The Risk Committee monitors the establishment and maintenance of an appropriate risk management and risk monitoring system as well as its organizational structure and ongoing development. The Risk Committee monitors whether the risk strategy is aligned with general business strategy, keeping itself informed about the general risk situation and special risk developments. The Committee also conducts a preliminary examination of special risk-related statements as part of the audit of annual financial statements and management reports, informing the Audit Committee about its findings. The Risk Committee held two meetings in 2007. The members of the Risk Committee are Dr. Henning Schulte-Noelle as chairman, Dr. Wulf H. Bernotat, Prof. Dr. Renate Köcher, Godfrey Robert Hayward and Peter Kossubek.

Nomination Committee. The Nomination Committee was established in December 2007 and consists of the chairman of the Supervisory Board and two further shareholder representatives (elected by the shareholder representatives of the Supervisory Board). With the establishment of the Nomination Committee, Allianz SE is following a new recommendation of the German Corporate Governance Code to establish this type of committee. The Nomination Committee is responsible for drawing up selection criteria for shareholder representatives on the Supervisory Board, seeking suitable candidates for the election of shareholder representatives to the Supervisory Board and proposing suitable candidates to the Supervisory Board for its election proposal to the General Meeting. The newly established Nomination Committee held no meetings in 2007. The members of the Nomination Committee are Dr. Henning Schulte-Noelle as chairman, Dr. Gerhard Cromme and Dr. Franz B. Humer.

The current members of the Supervisory Board of Allianz SE, their age as of December 31, 2007, their principal occupations, the year in which each member first served on the Supervisory Board, the year in which the current term of each member expires and their principal board memberships outside the Allianz Group, respectively, are as follows:

Name	Age	Principal Occupation	Year First Appointed	Principal Outside Board Memberships
Dr. Henning Schulte-Noelle, Chairman(1)	65	Former chairman of the Board of Management of Allianz AG	2003	Member of the Supervisory Boards of E.ON AG, Siemens AG (until January 24, 2008) and ThyssenKrupp AG
Dr. Wulf H. Bernotat(1)	59	Chairman of the Board of Management of E.ON AG	2003	Member of the Supervisory Boards of Metro AG and Bertelsmann AG
Jean-Jacques Cette(2)	51	Member of the AGF board of directors	2006	None
Dr. Gerhard Cromme(1)	64	Chairman of the Supervisory Board of ThyssenKrupp AG	2001	Member of the Supervisory Boards of ThyssenKrupp AG (chairman), Axel Springer AG, Siemens AG (chairman), and member of Board of Directors of Compagnie de Saint-Gobain S.A.
Claudia Eggert-Lehmann(2)	40	Employee, Dresdner Bank AG	2003	None
Godfrey Robert Hayward(2)	47	Employee, Allianz Cornhill, UK	2006	None
Dr. Franz B. Humer(1)	61	Chairman of the board of directors of F. Hoffmann-La Roche AG	2005	Member of the board of directors of DIAGEO plc.
Prof. Dr. Renate Köcher(1)	55	Chairperson Institut für Demoskopie, Allensbach	2003	Member of the Supervisory Boards of MAN AG, Infineon Technologies AG and BASF AG (until January 14, 2008)
Peter Kossubek(2)	53	Employee, Allianz Versicherungs-AG	2007	None
Igor Landau(1)	63	Member of the board of directors of Sanofi-Aventis S.A.	2005	Member of the Supervisory Boards of adidas AG (deputy chairman) and member of the boards of directors of HSBC France and Sanofi-Aventis S.A.
Jörg Reinbrecht(2)	50	Trade Union Secretary, ver.di, Germany	2006	Member of the Supervisory Board of SEB AG
Rolf Zimmermann(2)	54	Employee, Allianz Versicherungs-AG	2006	None

(1)	Shareholder Representative
(2)	Employee Representative

The members of the Supervisory Board may be contacted at the business address of Allianz SE.

Compensation of Directors and Officers

Board of Management remuneration

The remuneration of the Board of Management consists of fixed and variable pay components and it is designed to support sustained value-oriented management performance. To achieve this objective a significant portion of overall remuneration is variable. It is a three tier incentive system which includes short-term and mid-term cash bonus plans and equity related long-term incentives. The overall remuneration of individual Board Members is dependent upon their delegated role and accountability, individual performance, achievement of the financial goals of the Allianz Group and of the respective business unit, as well as the evolution of the Allianz SE share price. The remuneration of the Board of Management is set by the Personnel Committee of the Supervisory Board. The Personnel Committee is committed to a remuneration policy that is aligned to the interests of shareholders taking into consideration the competitive environment and the global market place in which the company operates. The structure of remuneration is regularly reviewed and discussed at the Supervisory Board.

The remuneration components of the Board of Management are described below:

Fixed salary

Base salary is a fixed amount which is normally reviewed every 3 years and reflects the individual’s role as well as the market context. The salary is paid in twelve monthly installments. The 2007 base pay levels of the Board of Management are shown on page 150.

Performance-based remuneration

To achieve an appropriate balance of components linked to short term financial performance and those linked to long-term success and shareholder value creation a three-tier incentive system has been put in place. An overview is set out below:

Three-tier incentive system

Annual bonus	Three-year bonus	Equity-related remuneration
(short-term)	(mid-term)	(long-term)
Goal category	Goal category	Goal category

Allianz Group financial goals	EVA-objectives over three-year performance period	Sustained increase in share price

Business division financial goals	Allianz Group financial goals and strategic objectives

Individual objectives	Business division financial goals and strategic objectives

Individual strategic objectives

Short-Term and Mid-Term bonus plans

All members of the Board of Management are eligible to participate in the annual (short-term) and three-year (mid-term) bonus plans.

Annual bonus

The annual bonus is dependent on the achievement of annual goals. These include financial targets set at Group or business division level as well as personal objectives. Performance against these goals is assessed at the end of the annual performance period with the amount of bonus payable depending on the extent to which the targets and objectives have been met. The Personnel Committee sets the target bonus level for members of the Board of Management. For 2007 the target bonus amounts to 150.0% of base salary. The maximum achievement is set at 165.0% of target performance.

Details of the annual bonus amounts paid to each member of the Board of Management are shown in the Remuneration table on page 150.

Three-year bonus

The three-year or mid-term bonus plan was designed to make the continuous increase in value of the company a priority concern of executive management across the Group. Plan participants are the Board of Management and approximately 100 top managers globally. Bonus payouts under the plan depend on the attainment of financial and strategic goals over the defined three-year performance period. The mid-term bonus is granted at the end of the defined three year performance period and the amount is based on the overall achievement for the three years. Certain exceptions apply, for example in the event of retirement. Although an interim assessment of the objectives takes place once a year, these projections are only provisional and informative in nature. Mid-term bonus target levels for members of the Board of Management are set by the Personnel Committee. For the 2007 – 2009 plan, the target bonus amounts to approximately 128.0% of base salary over the three-year performance period. The maximum achievement is set at 140.0% of target performance. Details of the mid-term bonus amounts accrued for each member of the Board of Management are shown on page 150.

In exceptional circumstances, the Personnel Committee can decide to award bonuses moderately above maximum level. It can also decide to reduce bonuses where warranted and in exceptional circumstances could reduce them to zero. Any material exercise of discretion outside the maximum range will be explained in the Remuneration Report.

Equity-related remuneration

The Board of Management and approximately 800 top managers and high performing future leaders worldwide participate in the Group Equity Incentives (GEI) program. This consists of virtual stock options, known as Stock Appreciation Rights (SAR) and virtual stock awards, known as Restricted Stock Units (RSU).

The number of SAR and RSU awarded to the members of the Board of Management is dependent upon the discretionary decision of the Supervisory Board is based on their designated role and the performance of the Group and their respective business division. The value of the GEI program granted in any year cannot exceed the sum of base salary and the annual target bonus.

The SAR have a vesting period of two years and subject to the performance conditions mentioned below, they may be exercised during the following five years as set out in the rules of the plan. They lapse unconditionally at the end of the seven year term. To align the interests of management with those of shareholders the Personnel Committee has set two performance conditions for the exercise of the SAR. These are directly linked to the performance of Allianz SE stock. The conditions consist of a relative measure linked to the Dow Jones EURO STOXX Price Index (600) and an absolute measure requiring a set increase in the price of Allianz SE stock over the period between grant and exercise. Also, the program has a cap of 150.0% of the grant price on the potential payout from SAR exercises in recognition of the leverage profile. To encourage long term value creation the RSU have a vesting period of five years, at the end of which they are automatically released as set out in the rules of the plan.

Miscellaneous

The members of the Board of Management also receive perquisites. These consist of contributions to accident and liability insurances and the provision of a company car and, where applicable, a travel allowance for non-resident Board Members. Each member of the Board of Management is responsible for income tax on these perquisites. For 2007 the total value of the perquisites amounted to €0.5 million.

The following table sets out the total fixed remuneration, perquisites and annual bonus. For reasons of transparency, the proportional bonus accrued for each member of the Board of Management of Allianz SE for the first year of the three-year bonus plan 2007 – 2009 is shown in the remuneration table:

Board of Management	Fixed salary		Perquisites(1)	Total non-performance based remuneration		Annual bonus(2)		Three-year bonus(3)
	2007	Change from previous year	2007	2007	Change from previous year	2007	Change from previous year	2007	Change from previous year
	€ thou	%	€ thou	€ thou	%	€ thou	%	€ thou	%
Michael Diekmann
(Chairman)	1,050	–	24	1,074	(1.5)	2,046	(8.0)	472	3.1
Dr. Paul Achleitner	700	–	13	713	(1.7)	1,416	(10.1)	310	0.6
Clement B. Booth	700	–	78	778	4.6	1,218	(17.5)	318	(7.8)
Jan R. Carendi(4)	700	–	16	716	0.1	1,102	(15.7)	255	(10.5)
Enrico Cucchiani	700	–	118	818	14.7	1,261	(15.3)	346	(3.4)
Dr. Joachim Faber	700	–	20	720	0.6	1,245	(11.0)	312	5.4
Dr. Helmut Perlet	700	–	20	720	(1.5)	1,469	(2.6)	311	(1.3)
Dr. Gerhard Rupprecht	700	–	34	734	2.7	1,217	(18.9)	322	(2.4)
Jean-Philippe Thierry	700	–	77	777	7.8	1,245	(13.4)	312	(11.6)
Dr. Herbert Walter	700	–	45	745	1.6	923	(32.3)	175	(51.8)
Dr. Werner Zedelius	700	–	14	714	0.0	1,363	(13.2)	348	18.4
Total	8,050	–	459	8,509	2.3	14,505	(13.9)	3,481	(6.0)

(1)	Broad range reflects travel allowances for non resident Board Members.
(2)	Actual bonus paid in 2008 for fiscal year 2007.
(3)	Estimated amount for 2007 following interim assessment—the actual performance assessment can only take place at the end of the three-year period.
(4)	Retired from Board of Management on December 31, 2007. For three-year bonus actual proportional amount paid in 2008.

For the 2004 – 2006 three-year bonus plan the total amount paid to the Board of Management in 2007 was €9.7 million. The amounts paid to each member were accrued over the three-year performance period and disclosed in the relevant remuneration tables in the 2004, 2005 and 2006 annual reports.

The following table sets out the details of all awards made under the GEI program of equity–related remuneration in 2007 for each member of the Board of Management.

Board of Management	Number of SAR granted	Number of RSU granted	Fair value of SAR awards at date of grant	Fair value of RSU awards at date of grant	Total
	2007	2007	2007	2007	2007	Change from previous year
			€ thou	€ thou	€ thou	%
Michael Diekmann (Chairman)	15,065	7,582	588	1,020	1,608	5.2
Dr. Paul Achleitner	10,044	5,054	392	680	1,072	2.0
Clement B. Booth	10,044	5,054	392	680	1,072	13.9
Jan R. Carendi	10,044	5,054	392	680	1,072	13.9
Enrico Cucchiani	10,044	5,054	392	680	1,072	11.3
Dr. Joachim Faber	10,044	5,054	392	680	1,072	10.4
Dr. Helmut Perlet	10,044	5,054	392	680	1,072	10.2
Dr. Gerhard Rupprecht	10,044	5,054	392	680	1,072	10.9
Jean-Philippe Thierry	10,044	5,054	392	680	1,072	14.7
Dr. Herbert Walter	10,044	5,054	392	680	1,072	(47.6)
Dr. Werner Zedelius	10,044	5,054	392	680	1,072	6.6

The GEI awards are accounted for as cash settled plans by the Allianz Group. Therefore, the Allianz Group accrues the fair value of the GEI awards as compensation expense over the vesting period. Upon vesting, any changes in the fair value of the unexercised SARs are recognized as compensation expense. The GEI compensation expense in 2007 amounted to, in € thousand, for Mr. Diekmann 1,626, for Dr. Achleitner 1,212, for Mr. Booth 660, for Mr. Carendi 966, for Mr. Cucchiani 981, for Dr. Faber 1,128, for Dr. Perlet 1,136, for Dr. Rupprecht 1,112, for Mr. Thierry 456, for Dr. Walter 2,864 and for Dr. Zedelius 1,039.

SAR can be exercised once the two-year vesting period has expired on the condition that the Allianz SE stock price is at least 20.0% above the price at which the SAR were granted (strike price). Also, the price of the stock must have exceeded the Dow Jones EURO STOXX Price Index (600) over a period of five consecutive trading days at least once during the plan period. The RSU are released on the first trading day after the end of a five-year vesting period.

The total remuneration of the Board of Management for fiscal year 2007 amounted to €39 million (2006: €41 million).

Remuneration for Allianz Group mandates and for mandates from outside the Allianz Group

If a member of the Board of Management holds a mandate in another company the full compensation amount is transferred to Allianz SE if the company is owned by Allianz. If the mandate is from a company outside the Allianz Group, 50.0% of the compensation received is normally paid to Allianz SE. The compensation paid by companies outside the Allianz Group is shown in the Annual Reports of the companies concerned.

Pensions and similar benefits

The pension agreements for members of the Board of Management up to 2004 provided for retirement benefits of a fixed amount that were not linked to the increases in salary or variable pay. With effect from 2005, Allianz SE changed from this defined benefit arrangement to a contribution-based system. The respective pension rights that existed at that point in time were frozen. As a result of the change, since 2005, annual contributions have been made by the Company instead of the former increase amendments. Interest is accrued on the contributions with a minimum guaranteed rate of 2.75% per annum. Should the net annual return from the invested contribution exceed 2.75% the full increase in value is credited to the members the same year. The company reviews the level of contributions annually. The contribution payments are guaranteed only as required for further regular financing of accrued pension rights resulting from defined benefit promises existing on December 31, 2004. In the case of an insured event, the accumulated capital is converted to equivalent annuity payments which are then paid out for the rest of the member’s life or if applicable to dependents. The increase in reserves for pensions (current service cost) includes the required expenditures for further financing of accrued pension rights as well as the contribution payments for the new contribution-based system.

When a mandate of a member of the Board of Management ends, a pension may become payable at the earliest upon reaching the age of 60, except for cases of occupational or general disability for medical reasons, or in case of death whereby a pension becomes payable to the dependents. If the mandate is terminated for other reasons before retirement age has been reached, a pension promise is maintained if non-forfeitable. This does not include, however, a right to pension payments beginning immediately.

The Allianz Group paid €4 million (2006: €4 million) to increase pension reserves and reserves for similar benefits for active members of the Board of Management. On December 31, 2007, pension reserves and reserves for similar benefits to members of the Board of Management who were active at that date, amounted to €25 million (2006: €23 million).

The following table sets out the current service cost and contributions arising in relation to the current pension plans according to IAS 19, excluding the current service cost for the old pension plan redeemed as of December 31, 2004 for each individual member of the Board of Management of Allianz SE in 2007.

Board of Management	€ thou	Board of Management	€ thou
Michael Diekmann (Chairman)	299	Dr. Helmut Perlet	208
Dr. Paul Achleitner	183	Dr. Gerhard Rupprecht	182
Clement B. Booth	259	Jean-Philippe Thierry	477
Jan R. Carendi	0	Dr. Herbert Walter	198
Enrico Cucchiani	310	Dr. Werner Zedelius	210
Dr. Joachim Faber	214

The additional current service cost in 2007 according to IAS 19 for the frozen pension plan amounted to, in thousand, for Mr. Diekmann 162, for Dr. Achleitner 246, for Dr. Faber 134, for Dr. Perlet 0, for Dr. Rupprecht 175, for Dr. Walter 326 and for Dr. Zedelius 85.

Termination of service

The Supervisory Board decided to amend the service contract for members of the Board of Management for future appointments and prolongations to comply with a new suggestion of the German Corporate Governance Code regarding a severance payment cap. According to this amendment, payments made to members of the Board of Management in case of premature termination of the service contract without serious cause will be limited to a maximum of the value of two years cash compensation including benefits.

Members of the Board of Management who leave the Board after serving a term of at least five years are entitled to a transition payment for a period of six months. The amount payable is calculated on fixed salary and a proportion of the annual target bonus and it is paid in monthly installments.

If service is terminated as a result of a so-called “change of control”, the following separate regulation applies:

A change of control requires that a shareholder of Allianz SE acting alone or together with other shareholders holds more than 50.0% of voting rights in Allianz SE. If the appointment of a member of the Board of Management is unilaterally revoked by the Supervisory Board as a result of such a change of control within a period of twelve months after the event, or if the member terminates service by resignation due to a substantial decrease in managerial responsibilities and, without giving cause for termination, all contracted benefits will be payable in the form of a lump-sum for the duration of the employment contract. The amount to be paid is based on the fixed salary at the time of the change of control, the annual and current three-year bonus, in each case discounted according to market conditions at the time of payment. A target achievement of 100.0% is the basis for the annual and three-year bonus. If the remaining duration of the service contract is not at least three years at the time of change of control, the lump-sum payment in respect of fixed salary and annual bonus is increased to correspond to a term of three years. If the member reaches the age of 60 before the three years have elapsed, the lump-sum payment decreases correspondingly. For the equity-based remuneration the member is treated as having retired. These regulations are also effective if the Board of Management mandate is not extended within two years after the change of control.

For other cases of early termination of appointment to the Board of Management, service contracts do not contain any special rules.

Benefits to retired Members of the Board of Management

In 2007, remuneration and other benefits of €5 million (2006: €4 million) were paid to retired members of the Board of Management and dependents. Additionally, reserves for current pensions and accrued pension rights totaled €49 million (2006: €52 million).

Supervisory Board remuneration

Remuneration system

The remuneration of the Supervisory Board is based on the scale and scope of the company, the functions and responsibilities of the members of the Supervisory Board and the financial situation of the company. The relevant provisions are contained in §11 of the Statutes of Allianz SE. The remuneration was decided at the General Meeting.

Three components make up the Supervisory Board’s remuneration: a fixed sum of €50,000 and two performance-based components. One of the performance-based components has a short-term focus and depends on the increase of consolidated earnings-per-share in the previous fiscal year; the other is long-term and corresponds to the cumulative increase of this figure over the past three years.

The maximum sum for each of the two variable remuneration components is €24,000. This means that with the fixed sum of €50,000 the maximum total regular compensation for a Supervisory Board member amounts to €98,000. This maximum amount is achieved when the previous year’s earnings-per-share has risen by 16.0% and when this indicator has further improved by a total of 40.0% or more over the last three years. If there has been no improvement in Corporate earnings-per-share during the relevant period (i.e. the past fiscal year or the past three years), no performance-based remuneration will be awarded.

The structure of the Supervisory Board’s remuneration was ratified by the Annual General Meeting in 2005; on the conversion of Allianz AG into Allianz SE in 2006 it was adopted without changes. It complies with the recommendation or suggestion of the German Corporate Governance Code under which members of the Supervisory Board shall receive fixed as well as performance-based compensation that should contain components based on the long-term performance of the business. We believe that this form of the Supervisory Board’s remuneration has proven to be effective, and that the earnings-per-share performance measure is appropriate for the calculation of the performance-based remuneration of the Supervisory Board.

The Chairperson and Deputy Chairpersons of the Supervisory Board as well as the Chairperson and members of its committees receive additional remuneration as follows: The Chairperson of the Supervisory Board receives double, the deputies one-and-a-half times the regular remuneration of a member of the Supervisory Board. Members of the Personnel Committee, Standing Committee and Risk Committee receive an additional 25.0%, and the Chairpersons of each of these committees 50.0%.

Members of the Audit Committee are entitled to a fixed sum of €30,000 per year, the Committee Chairperson receives €45,000. No additional remuneration is granted to the members of the Nomination Committee.

Remuneration of the Supervisory Board of Allianz SE

There is a cap on the total remuneration of each member of the Supervisory Board. It is reached when the Chairperson of the Supervisory Board has been awarded triple and the other members of the Supervisory Board double the regular remuneration of a member of the Supervisory Board.

The members of the Supervisory Board receive a €500 attendance fee for each Supervisory Board or committee meeting that they attend in person. This sum remains unchanged if several meetings occur on one day or when various meetings are held on consecutive days. The total expenditure for attendance fees in 2007 amounted to €33,000.

Performance-based remuneration

The Group’s earnings-per-share increased by 5.34% compared to 2006 and by 96.45% in relation to the financial year 2004. This meant that the regular remuneration for the short-term performance-based component for each member of the Supervisory Board amounted to €8,100 and the long-term performance-based component to €24,000.

Supervisory Board	Fixed renumeration	Performance- based remuneration		Committee remuneration	Total remuneration
		short- term	long- term	(may be capped)	(may be capped)
	€	€	€	€	€
Dr. Henning Schulte-Noelle (Chairman)	100,000	16,200	48,000	82,100	246,300
Dr. Gerhard Cromme (Deputy Chairman)	75,000	12,150	36,000	41,050	164,200
Claudia Eggert-Lehmann (Deputy Chairwoman)	75,000	12,150	36,000	41,050	164,200
Dr. Wulf H. Bernotat	50,000	8,100	24,000	50,525	132,625
Jean-Jacques Cette	50,000	8,100	24,000	30,000	112,100
Godfrey Robert Hayward	50,000	8,100	24,000	20,525	102,625
Dr. Franz B. Humer	50,000	8,100	24,000	20,525	102,625
Prof. Dr.Renate Köcher	50,000	8,100	24,000	20,525	102,625
Peter Kossubek (since May 2, 2007)	33,334	5,400	16,000	13,684	68,418
Igor Landau	50,000	8,100	24,000	30,000	112,100
Jörg Reinbrecht	50,000	8,100	24,000	30,000	112,100
Margit Schoffer (until May 2, 2007)	20,834	3,375	10,000	8,553	42,762
Rolf Zimmermann	50,000	8,100	24,000	20,525	102,625
Total	704,168	114,075	338,000	409,062	1,565,305

Remuneration for mandates in other Allianz Group subsidiaries

As members of the Supervisory Board of Dresdner Bank AG Claudia Eggert-Lehmann received €45,000 and Margit Schoffer €45,000. Peter Kossubek received €40,000 as member of the Supervisory Board of Allianz Versicherungs-AG.

Loans to Members of the Board of Management and Supervisory Board

Loans granted by the Dresdner Bank and other Allianz Group companies to members of the Board of Management and Supervisory Board totalled €71,451 on the date of balance (December 31, 2007). Loans are provided at standard market conditions or at the conditions as applied to employees. The repaid amounts of loans amounted to €27,361 in 2007. Moreover, overdraft facilities were granted to members of the Board of Management and Supervisory Board as part of existing account relationships, likewise corresponding to conditions according to market standard or those applied to employees.

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

Board Practices

Allianz SE has entered into service contracts with members of the Board of Management providing for a limited benefit upon termination of service prior to the stated expiration date of a member’s contract. In such circumstances, the member of the Board of Management would receive monthly fixed payments for a further six months as well as pro rata bonus payments if the conditions for the bonus payments are fulfilled. If regular pension benefits were to become due during this time period, they would be credited against these payments. Allianz SE has not entered into such contracts with members of the Supervisory Board.

Share Ownership

As of March 10, 2008, the members of the Board of Management and the Supervisory Board held less than 1% of our ordinary shares issued and outstanding. As of such date, the members of the Board of Management and the Supervisory Board held in the aggregate approximately 84,300 ordinary shares of Allianz SE.

Employees

As of December 31, 2007, the Allianz Group employed a total of 181,207 people worldwide, of whom 72,063 or 39.8%, were employed in Germany. A large number of our German employees are covered by collective bargaining agreements or similar arrangements. In the past three years, there have been no work stoppages or strikes at our various sites that have arisen from collective bargaining disputes or for other reasons which had a material adverse effect on the Allianz Group’s results of operations. We believe that our employee relations are good.

The following table shows the number of employees of the Allianz Group by region as of December 31, 2007, 2006 and 2005.

Employees by countries

Country	2007	2006	2005
Germany	72,063	76,790	72,195
France	19,120	17,096	17,246
Russia	11,744	280	235
United Kingdom	10,865	9,945	27,661
United States	10,706	10,691	10,840
Italy	7,445	7,661	7,706
Switzerland	4,117	2,874	2,823
Australia	3,608	3,474	3,673
Spain	3,299	3,139	2,762
Hungary	3,235	3,159	2,839
Austria	3,096	3,106	3,024
Brazil	2,971	2,334	2,345
Slovakia	2,627	2,564	2,645
Romania	2,292	2,061	1,749
Netherlands	2,130	1,988	1,851
Belgium	1,807	1,633	1,563
Other	20,082	17,710	16,468

Total	181,207	166,505	177,625

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

Awards were granted by the respective companies in accordance with uniform group-wide conditions. The grant price for SAR and RSU applicable for the award is calculated on the basis of the average daily closing price of the Allianz share in Xetra trading on the 10 trading days following the Financial Press Conference of Allianz SE. The grant price for the GEI plan 2007 is €160.13.

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

Employee Stock Purchase Plans

Allianz SE offers its shares to qualified employees in Germany and abroad at favorable conditions within pre-defined timeframes. To be eligible, employees must have been employed for a minimum period of time prior to the share offering and no notice of termination of employment must have been served. Employees are also subject to certain restrictions on the amount that may be invested to purchase Allianz shares. Allianz SE and each participating Allianz Group subsidiary establishes a restricted period of at least one and maximum five years during which employees may not transfer these Allianz shares after purchasing them. After this period, these Allianz shares are not subject to vesting or other restrictions. The eligible employees of the Allianz Group acquired a total of 939,303 Allianz shares under such arrangements in 2007 (2006: 929,509; 2005: 1,144,196).

For additional information on our Employee Stock Purchase Plans, see Note 48 to our consolidated financial statements.

ITEM 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The outstanding capital stock of Allianz SE consists of ordinary shares without par value that are issued in registered form. Under our Statutes, each outstanding ordinary share represents one vote. Major shareholders do not have different voting rights. Based on our share register, as of March 10, 2008, we had approximately 419,800 registered shareholders, of which approximately 520 were

U.S. holders. Based on our share register, approximately 16.4% of our ordinary shares issued were held by such U.S. holders. Although our shareholders are generally required when registering to indicate their respective names, addresses and, in the case of legal entities, whether they hold on behalf of a third party, many of our ordinary shares may be held of record by brokers, trustees or other nominal holders who are not required to provide such information with regard to beneficial shareholders. As a result, the number of holders of record or registered U.S. holders may not be representative of the actual number of beneficial U.S. holders. For information regarding the share ownership of the members of our Board of Management and our Supervisory Board, see “Directors, Senior Management and Employees-Share Ownership.”

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

As of March 10, 2008, no shareholder holding 5% or more of the share capital was reported to Allianz SE.

As of February 29, 2008, 452,350,000 ordinary shares were issued, of which 450,755,801 were outstanding and 1,594,199 were held by the Allianz Group in treasury (including 1,042,621 shares held by Dresdner Bank in trading positions).

Significant changes in the percentage ownership held of record by any of our major shareholders in the last three years were as follows:

•	the share ownership of Munich Re as reported to the SEC decreased from 12.8% as of December 31, 2003 to approximately 4.9% of our outstanding ordinary shares on July 12, 2005.

•	the voting rights of Munich Re as reported under the German Securities Trading Act on September 25, 2007, decreased below 3% and amounted to 2.67% as of this day.

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

For information regarding annual dividends declared in 2007 and paid from 2003 through 2006, see “Key Information—Dividends.”

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

	Price per ordinary share(1)		DAX
	High	Low	High	Low
	€	€
Annual highs and lows
2003	101.5	41.1	3,965.2	2,203.0
2004	111.2	73.9	4,261.8	3,647.0
2005	129.7	89.7	5,458.6	4,178.1
2006	156.8	111.2	6,611.8	5,292.1
2007	178.6	133.9	8,105.7	6,447.7
2008 (through March 10, 2008).	145.9	108.7	7,949.1	6,439.2
Quarterly highs and lows
2006
First quarter	139.5	124.1	5,984.2	5,334.3
Second quarter	139.0	111.2	6,140.7	5,292.1
Third quarter	137.4	115.5	6,004.3	5,396.9
Fourth quarter	156.8	136.1	6,611.8	5,992.2

2007
First quarter	169.0	147.8	7,027.6	6,447.7
Second quarter	178.6	155.0	8,090.5	6,937.2

	Price per ordinary share(1)		DAX
	High	Low	High	Low
	€	€
Third quarter	174.6	148.7	8,105.7	7,270.1
Fourth quarter	165.4	133.9	8,076.1	7,512.0

2008
(through March 10, 2008)	145.9	108.7	7,949.1	6,439.2

Monthly highs and lows
2007
September	163.9	148.7	7,861.5	7,375.4
October	165.4	150.5	8,041.3	7,794.9
November	151.8	133.9	7,880.9	7,512.0
December	148.0	137.6	8,076.1	7,808.9

2008
January	145.9	111.3	7,949.1	6,439.2
February	121.7	113.1	7,002.3	6,733.7
March 10	116.0	108.7	6,690.0	6,448.1

(1)	Adjusted to reflect the capital increase in April 2003.

On March 10, 2008, the closing sale price per Allianz SE ordinary share on XETRA was 108.70, which was equivalent to $167.06 per ordinary share, translated at the closing noon buying rate for Euros on such date.

Based on turnover statistics supplied by Bloomberg, the average daily volume of the ordinary shares of Allianz SE traded on the Frankfurt Stock Exchange (XETRA) between January 2, 2008 and March 10, 2008 was 5,859,449.

Trading on the New York Stock Exchange

Official trading of Allianz SE ADSs on the New York Stock Exchange commenced on November 3, 2000. Allianz SE ADSs trade under the symbol “AZ.”

The following table sets forth, for the periods indicated, the high and low closing sales prices per Allianz SE ADS as reported on the New York Stock Exchange Composite Tape:

	Price per ADS
	High	Low
	$	$
Annual highs and lows
2003	12.7	5.0
2004	14.0	9.0
2005	15.4	11.4
2006	20.6	13.9
2007	24.0	19.2
2008 (through March 10, 2008)	21.4	16.4

Quarterly highs and lows
2006
First quarter	17.0	15.1
Second quarter	17.5	13.9
Third quarter	17.5	14.6
Fourth quarter	20.6	17.3

2007
First quarter	22.2	19.2
Second quarter	23.8	20.7
Third quarter	24.0	20.3
Fourth quarter	23.5	19.6

2008
(through March 10)	21.4	16.4

Monthly highs and lows
2007
September	23.3	20.7
October	23.5	21.5
November	22.0	19.6
December	21.5	20.2

2008
January	21.4	16.9
February	18.5	16.4
March (through March 10)	17.6	16.6

On March 10, 2008, the closing sales price per Allianz SE ADS on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was $16.62.

ITEM 10. Additional Information

Articles of Association (Statutes)

Allianz SE’s current statutes are filed as an exhibit to this annual report. See also “Directors, Senior Management and Employees” for a description of our corporate governance structure.

Organization and Share Capital

Allianz SE is a Stock Corporation in the form of a European Company (Societas Europaea or SE) and is organized under the laws of the Federal Republic of Germany and the European Union. It is registered in the Commercial Register in Munich, Germany, under the entry number HRB 164232.

The share capital of Allianz SE consists of ordinary shares without par value. As of February 29, 2008, the capital stock of Allianz SE amounts to €1,158,016,000. It is sub-divided into 452,350,000 shares with no par value, of which 450,755,801 shares were outstanding. The shares are registered and can only be transferred with the approval of the Company. The Company will withhold a duly applied approval only if it deems this to be necessary in the interest of the Company on exceptional grounds. The applicant will be informed about the reasons.

Objects and Purposes

Pursuant to article 1, paragraph 2 of our statutes the corporate purpose of the Company is the direction of an international group of companies, which is active in the areas of insurance, banking, asset management and other financial, consulting and similar services. The Company holds interests in insurance companies, banks, industrial companies, investment companies and other enterprises. As a reinsurer, the Company primarily assumes insurance business from its Group companies and other companies in which Allianz SE holds direct or indirect interests.

Copies of the statutes are publicly available from the Commercial Register in Munich. German- and English-language versions are available at our headquarter and on our website.

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

no-par value shares against contributions in cash and/or in kind (Authorized Capital 2006/1), of which an amount of €406,545,646 remains as of February 29, 2008. If the capital stock is increased against contributions in cash, the shareholders are to be granted a subscription right. However, the Board of Management is authorized, upon the approval of the Supervisory Board, to exclude such shareholders’ subscription right:

(i) for fractional amounts;

(ii) to the extent necessary to grant subscription rights on new shares to holders of bonds issued by Allianz SE or Allianz AG or its Group companies that carry conversion or option rights or conversion obligations to such an extent as such holders would be entitled after having exercised their conversion or option rights after any conversion obligations have been fulfilled; and

(iii) if the issue price is not substantially lower than the market price, subject to certain additional limitations in accordance with the German Stock Corporation Act.

Furthermore, the Board of Management is authorized, upon the approval of the Supervisory Board, to exclude shareholders’ subscription rights in the case of a capital increase against contributions in kind. The Board of Management is also authorized, upon the approval of the Supervisory Board, to determine the additional rights of the shares and the conditions of the share issuance.

•

Up to €15,000,000 in the aggregate on one or more occasions on or before February 7, 2011 by issuing new registered no-par shares against contributions in cash (Authorized Capital 2006/II), of which an amount of €9,848,297 remains as of February 29, 2008. The Board of Management is authorized, upon the approval of the Supervisory Board:

(i) to exclude shareholders’ subscription rights in order to issue the new shares to the employees of Allianz SE and Allianz Group companies;

(ii) to exclude fractional amounts from the shareholders’ subscription right; and

(iii) to determine the additional rights of the shares and the conditions of the share issuance.

•

Furthermore, the shareholders have conditionally increased the share capital by an aggregate amount of up to €250,000,000.00 through issuance of up to 97,656,250 new registered no-par value shares with entitlement to share in profits from the beginning of the financial year of their issuance (Conditional Capital 2006). The conditional capital increase shall be carried out only to the extent that conversion or option rights are exercised by holders of conversion or option rights attached to bonds which Allianz AG or Allianz SE or their Group companies have issued against cash payments in accordance with the resolution of the General Meeting as of February 8, 2006, or that conversion obligations under such bonds are fulfilled, and only in so far as no other methods of performance are used in serving these rights. The Board of Management is authorized to determine further details of the conditional share capital increase.

At the Annual General Meeting on May 5, 2004, the shareholders have conditionally increased the share capital by an aggregate amount of up to €250,000,000.00 through issuance of up to 97,656,250 new registered no-par value shares with entitlement to share in profits from the beginning of the financial year of their issuance (Conditional Capital 2004). Of this conditional capital, an amount of up to €5,632,000 through issuance of up to 2,200,000 new registered no-par shares remained December 31, 2007. The conditional capital increase shall be carried out only to the extent that conversion or option rights are exercised by holders of conversion or option rights attached to bonds that Allianz AG or Allianz SE or their Group companies have issued against cash payments in accordance with the resolution of the General Meeting of Allianz AG of May 5, 2004, or that conversion obligations under such bonds are fulfilled, and only insofar as no other methods of performance are used in serving these rights. The Board of Management is authorized to determine further details of the conditional share capital increase. All option rights resulting from bonds which Allianz SE or its subsidiaries have issued on the basis of this authority have been exercised until

February 15, 2008, so that this contingent capital has been fully carried out.

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

German Taxation

The following discussion is a summary of the material German tax regulations which might be of interest for legal or beneficial owners of shares or ADSs, particularly for “Non-German-Holders”. Throughout this section we refer to owners as “Non-German Holders if they are (i) not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany) and (ii) whose shares do not form part of the business property of a permanent establishment or fixed base in Germany.

The comments are of a general nature and include herein solely for information purposes. These comments cannot replace legal or tax advice and does not purport to be a comprehensive discussion of all German tax consequences. The owner should consult their tax advisor regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of shares or ADSs, the procedures to follow for the refund of German taxes withheld from dividends and the possible effects of changes in the tax laws of the Federal Republic of Germany.

This summary is based on the relevant German tax laws currently in force and typical tax treaties to which Germany is a party, as they are applied on the date hereof and are subject to changes in German tax laws or respective treaties.

Taxation of the Company in Germany

German corporations, including Allianz SE, have been subject to a corporate income tax rate of 25% in 2007. In addition a solidarity surcharge of 5.5% on the net assessed corporate income tax has to be paid, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to approximately 26.375%.

In the course of the reform of business taxation, implemented by the Business Tax Reform Act 2008, the income tax rate for corporations has been reduced to 15% as of the fiscal year 2008; including the solidarity surcharge, the aggregate rate amounts to 15.825%.

In addition, German corporations are subject to profit-related trade tax on income which is a municipal tax levied at an effective tax rate of approximately between 12% and 20%, depending on the applicable trade tax factor of the relevant municipality and is a deductible item in computing the corporation’s tax base for corporate income and trade tax purposes. Due to the Business Tax Reform Act 2008 the trade tax will no longer be deductible for corporate income tax and trade tax purposes.

Tax losses carried forward can be used to offset against taxable profits of a period for an amount not exceeding €1 million. Taxable profits exceeding €1 million may only be set off by 60% with tax losses brought forward from prior periods. Unutilized tax losses can be carried forward without any time limitation.

Taxation of Dividends

Germany has a classic corporate tax system.

If the Shares or ADS’s are held as private assets (Privatvermögen) by an individual German resident, dividends will be taxed as investment income (Einkunfte aus Kapitalvermögen). These dividends received are included in the tax basis by 50% only. However, income related expenses (e.g. custody fees or interest for a debt financed portfolio)

are also deductible by 50% only. The amount of such payments after deduction of related expenses will be subject to progressive income tax plus solidarity surcharge thereon. Since 2007, a personal annual exemption (Sparer-Freibetrag) of 750 Euro (1,500 Euro for married couples filing their tax return jointly) is available for the aggregate amount of the investment income, including the dividends. In addition, an individual is entitled to a standard deduction of €51 (€102 for married couples filing their tax return jointly) in computing his overall investment income unless the expenses involved are demonstrated to have actually exceeded that amount.

If the shares are held as business assets (Betriebsvermögen) by a German resident corporate investor, the dividends are generally subject to corporate income tax plus solidarity surcharge thereon and trade tax. Under the current corporate income tax system dividends received by a German resident corporate investor are basically 100% tax-exempt (participation exemption). However, 5% of the gross dividend is considered non tax deductible expense (on each level of a corporate chain for corporate tax as well as for trade tax purposes). Dividends received from non-qualifying participations, which are participations of less than 10% (15% as from fiscal year 2008), are subject to trade tax on income for the full amount.

If the shares are held as business assets (Betriebsvermögen) by a German partnership, the dividends received are included in the tax basis by 50% only. For trade tax purposes the same rules apply as for corporate investors.

In the course of the reform of business taxation the taxation of dividends has been changed for individuals and partnerships. From 1 January 2009 onwards a final flat-rate tax (Abgeltungssteuer) amounting to 25% (plus a 5.5% solidarity surcharge) on all types of investment income (including dividends) will be established. This withholding tax levied on the income from capital investment shall generally be final and only be included in the relevant tax assessment for individuals upon application, especially if the personal income tax rate falls below 25%. The personal annual exemption (Sparer-Freibetrag) and the standard deduction will be replaced by a unitary flat sum (Sparer-Pauschbetrag) for the overall investment income of € 801 (€ 1,602 for married couples filing their tax return jointly). The deduction of related expenses will not be possible any more.

For German nonresidents (individuals and corporate investors) the dividends received are basically subject to income taxes and therefore to withholding tax (see next section).

Imposition of Withholding Tax

Dividend distributions are subject to a 20% withholding tax. In addition, a solidarity surcharge at a rate of 5.5% on the withholding tax is levied, resulting in an aggregate rate of withholding tax of 21.1% of the declared dividend. The withholding tax is generally withheld irrespective of whether and to what extent the dividend distribution is exempt at the level of the holder.

As part of the reform of business taxation, from 1 January 2009 onwards the withholding tax amounts to 25% (plus a 5.5% solidarity surcharge) on all types of investment income, including dividends.

For a Non-German Holder, the withholding tax rate may be reduced in accordance with an applicable income tax treaty. For a Non-German Holder, the withholding tax rate may be reduced in accordance with an applicable income tax treaty. Under most income tax treaties to which Germany is a party, including the U.S.-German income tax treaty, the rate of dividend withholding tax for individual holders and corporate holders of a non-qualifying participation is reduced to 15%. In that case, the Non-German Holder eligible for the reduced treaty rate may apply for a refund of 6.1% of the declared dividend for dividend distributions paid on or after January 1, 2002 by Allianz SE. The application for refund must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, Dienstsitz Bonn, An der Kueppe 1, D-53225 Bonn, Germany). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

From 1 January 2009 onwards two-fifth of the withholding tax will be refunded to Non-German corporate investors upon application at the German Federal Tax Office, which finally results in a withholding tax of 15% (plus solidarity surcharge), leaving the entitlement for further reductions under an applicable income tax treaty unaffected.

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

Taxation of Capital Gains

If the shares are held as business assets (Betriebsvermögen) by a corporate investor or partnerships, the capital gains are treated as the dividends.

For non-corporate investors, a 50% tax exemption on realized gains on the disposal of shares arise only if they sell shares of a corporation of which they hold at least 1% of the outstanding shares of the company at any time within the five years prior to the sale; within the 12 month speculative period or which were held as business assets in a partnership. Due to the Business Tax Reform Act 2008 capital gains from individuals are subject to taxation irrespective of any holding period with a 25% withholding tax .

Under German domestic tax law, capital gains derived by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the five-year period immediately preceding the disposition.

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

If a partnership holds our Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you hold our shares as a partner in a partnership, you should consult your tax advisor with regard to the U.S. federal income tax treatment of an investment in our Shares.

You should consult your own tax advisor regarding the United States federal, state, local, foreign and other tax consequences of owning and disposing of ordinary shares or ADSs in your particular circumstances. In particular, you should confirm whether you qualify for the benefits of the Treaty and the consequences of failing to do so.

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ordinary shares or ADSs generally will be qualified dividend income if you meet the holding period requirement. You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. Dollar value of the gross dividend amount, determined at the spot Euro/U.S. Dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The currency gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain.

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

Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that you realize and your tax basis, determined in U.S. Dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Gain or loss generally will be treated as arising from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Status

We believe that our shares and ADSs should not be treated as stock of a passive foreign investment company (PFIC), for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to become a PFIC, the tax treatment of distributions on our shares or ADSs and of any gains realized upon the disposition of our shares or ADSs may be less favorable than as described herein. You should consult your own tax advisors regarding the PFIC rules and their effect on you if you hold shares or ADSs.

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

Allianz risk management is designed to add value by focusing on both risk and return.

As a provider of financial services, we consider risk management one of our core competencies. It is therefore an integrated part of our business processes. The key elements of our risk management are:

•	Promotion of a strong risk culture supported by a robust risk governance structure.

•	Integrated risk capital framework consistently applied across the Group to protect our capital base and to support effective capital management.

•	Integration of risk considerations and capital needs into management and decision making processes through the attribution of risk and allocation of capital to the various segments.

Risk Governance Structure

The Allianz risk governance approach is designed to enable us to manage our local and global risks equally and to reduce the likelihood that our overall risk increases in an undetected manner. The following diagram provides an overview regarding risk-related decision-making responsibility within our risk governance structure.

The Board of Management of Allianz SE formulates business objectives and allocates capital resources across the Allianz Group, balancing return on investment and risk. The Supervisory Board Risk Committee of Allianz SE meets on a regular and ad-hoc basis to monitor the risk profile of the Allianz Group based on risk reports presented by the Chief Financial Officer and Chairman of the Group Risk Committee.

Two additional Board of Management level committees focus on the Group’s risk exposure. The

Group Risk Committee monitors the Allianz Group’s risk profile and availability of capital in an effort to maintain an adequate relationship between return on investment and risk. Its role is to provide for comprehensive risk awareness within the Allianz Group and to continually improve risk control. It also defines risk standards and establishes risk limits. Furthermore, it is responsible for recommending and coordinating measures to mitigate risk. The Group Finance Committee makes decisions about investments and market risks, while complying with the Allianz Group’s risk framework.

The Group Risk department (“Group Risk”), which reports to the Chief Financial Officer, develops methods and processes for identifying, assessing and monitoring risks across the Allianz Group based on systematic qualitative and quantitative analysis and regularly informs management concerning the Allianz Group’s risk profile. Group Risk develops the Allianz risk framework and oversees the operating entities’ adherence to the framework. The core elements of the risk framework are set forth in the Group Risk Policy, which has been approved by the Board of Management of Allianz SE and which defines the minimum requirements for all operating entities within the Allianz Group. Additional risk standards, such as standards related to specific segments or risk categories, are in place for our operating entities worldwide. Group Risk is also responsible for monitoring the accumulation of specific types of risks across business lines, in particular with respect to natural disasters and business counterparties.

Local operating entities assume responsibility for their own risk management, with risk functions and committees that are similar to the Group structure. Independent risk oversight is a fundamental principle of our risk governance structure, with a clear separation between business functions that actively take decisions and assume risk responsibility, on the one hand, and independent risk oversight, on the other hand. Risk oversight consists of independent risk identification, assessment, reporting and monitoring, but also includes analyzing alternatives and proposing recommendations to the Risk Committees and local management or to the Board of Management of Allianz SE. The local risk departments performing the oversight role in our major operating entities are headed by a local Chief Risk Officer. Group Risk is represented on the local Risk Committees to enhance the risk dialogue between the Group and the operating entities.

The risk governance structure is further complemented by Group Audit, Group Compliance and Legal Services functions. On a periodic basis, Group Audit independently reviews the risk governance implementation, performs quality reviews of risk processes and tests adherence to business standards. Group Legal Services seek to mitigate legal risks with support from other departments. Legal risks include legislative changes, major litigation and disputes, regulatory proceedings and contractual clauses that are unclear or construed differently by the courts. The Allianz Group’s objective is to ensure laws and regulations are observed, to react appropriately to all impending legislative changes or new court rulings, to attend to legal disputes and litigation, and to provide legally appropriate solutions for transactions and business processes.

Allianz Group’s risk landscape is continually evolving due to changes in our environment. In order to adapt, the Trend Assessment Committee is responsible for early recognition of new risks and opportunities evaluating long-term trends that may have a significant impact on the Allianz Group’s risk profile. In addition, the Allianz Climate Core Group is a panel of internal experts that examines the possible effects of climate change on our business developing risk management strategies and identifying potential opportunities resulting from climate change.

Internal Risk Capital Framework

We define internal risk capital as the capital required to protect against unexpected, extreme economic losses. We aggregate internal risk capital consistently across all business segments (Property-Casualty, Life/Health, Banking, Asset Management and Corporate), providing a common standard for measuring and comparing risks across the wide range of different activities that we undertake as an integrated financial service provider.

Value-at-Risk approach

We use an internal risk capital model based on a Value-at-Risk (“VaR”) approach, determining a maximum loss in the value of our portfolio of businesses covered within the scope of the model (the “covered business”) due to adverse market, credit, insurance and other business events, within a specified timeframe (holding period) and probability (confidence level). More specifically, we calculate the net fair asset value of our covered business based on values (i) under current best estimate conditions and (ii) under adverse conditions defined by scenarios for each risk category. The required internal risk capital per risk category is defined as the difference between the value of the portfolio under the best estimate scenario and under the adverse scenario. Internal risk capital is determined on a quarterly basis and results per category are aggregated in a manner that takes into account the diversification effect across risk categories and regions.

To calculate internal risk capital using the VaR approach at the Allianz Group level, we assume a confidence level of 99.97% and a holding period of one year, which is assumed to be equivalent to an “AA” rating of Standard & Poor’s. We apply a holding period of one year because it is generally assumed that it may take up to one year to identify a counterparty to whom to transfer the liabilities in our portfolio. This capital requirement is sufficient to cover a loss in any one year equivalent to a 3-in-10,000 year event. Although our internal risk capital is based on extreme events, it nonetheless provides adequate indications to manage the risks resulting from reasonably possible smaller adverse events that we might identify in the near-term, because the results allow us to analyze separately and in aggregate our exposure to each source of risk.

Diversification and correlation assumptions

Our internal risk capital model considers both concentration and correlation when aggregating results on the Allianz Group level, in order to reflect that not all of our potential losses are likely to be realized at the same time. This effect is known as diversification. Managing diversification forms a central element of our risk management framework. The Allianz Group strives to diversify the risks to which it is exposed to limit the impact of any single source of risk and to help ensure that the positive developments of some businesses operate in such a manner to neutralize the possible negative developments of others.

The degree to which diversification can be realized depends in part on the level of relative concentration of those risks. For example, the greatest diversification is in general obtained in a balanced portfolio without any disproportionately large exposures to any one or more risks. In addition, the diversification effect depends upon the relationship between sources of risks. The degree of relationship between two sources of risk is referred to as correlation, characterized by a value between “-1” and “+1”. Where possible, we develop correlation parameters for each pair of risks through statistical analysis of historical data. If sufficient historical data is unavailable, we use conservative professional judgment, ruling out negative correlations, and, in general, we set the correlation parameters to represent the level of interdependency of risks under adverse conditions.

Scope

Our internal risk capital model takes into account the following sources of risk, classified as risk categories per segment:

Risk category	Insurance	Banking		Asset Management		Corporate	Description
Market risk:				✓	(3)		Possible losses caused by changes in interest rates, equity prices, real estate values, commodity prices and exchange rates
—interest rate	✓	✓				✓
—equity	✓	✓				✓
—real estate	✓	✓				✓
—currency(1)	✓	✓	(2)			✓

Credit risk:				✓(3)	✓(3)		Possible losses caused by the failure of our debtors, bond issuers, reinsurance partners or counter parties to meet payment obligations or by changes in their creditworthiness
—investment	✓	✓	(5)			✓
—reinsurance	✓ (4)

Actuarial risk:							Unexpected financial losses due to the inadequacy of premiums for catastrophe and non-catastrophe risks, due to the inadequacy of reserves or due to the unpredictability of mortality or longevity
—premium CAT	✓
—premium non-CAT	✓
—reserve	✓
—biometric	✓

Business risk:							Cost risks, as well as operational risks which is the risk of a loss resulting from inadequate or failed internal processes, or from personnel and systems, or from external events
—operational	✓	✓		✓		✓
—cost	✓	✓		✓		✓

(1)	Foreign currency risks are mainly allocated to the Corporate segment.
(2)	As commodity risk is not significant on the Group level, it is covered in our internal risk capital model within currency risk.
(3)

Although the internal risk capital requirements for the Asset Management segment only reflect business risk, the evaluation of market risk and credit risk on the account of third parties is an integral part of the risk management process of our local operating entities.

(4)	Reinsurance credit risk also covers the premium risk which our credit insurance entity Euler Hermes is exposed to due to its business model, as this type of risk is a special form of credit risk.
(5)

In the Banking segment, credit risks include default and migration risks arising from the lending and securities business and our derivatives trading activities; for the latter, settlement risk is additionally taken into account. Furthermore, credit risks include country (and transfer) risk.

Our internal risk capital model covers:

•	Substantially all of our major insurance and banking operations.

•

Substantially all of our assets (including bonds, mortgages, investment funds, loans, floating rate notes, equities and real estate) and liabilities (including the cash flow profile of all technical reserves as well as deposits and issued securities). For the Life/Health segment, the model reflects the interaction between assets and liabilities and local management decisions such as investment strategies and policyholder participation rules.

•

Substantially all of our derivatives (options, swaps and futures), in particular if they form part of the operating entity’s regular business model (e.g., at Dresdner Bank or Allianz Life United States) or if they have a significant impact on the resulting internal risk capital (e.g., hedges of Allianz SE or in the Life/Health segment, if material obligations to policyholders are hedged through financial derivatives). Typically, embedded derivatives contained in a host contract are also included.

For smaller insurance operating entities that have an immaterial impact on the Group risk profile, and for the Asset Management segment, we assign internal risk capital requirements based on an approach similar to Standard & Poor’s standard model, using the same risk categories as for our internal risk capital model, thereby allowing us to consistently aggregate internal risk capital for all segments to the Group level. More specifically, approximately 99 % of the investments managed by the Asset Management segment are held for the benefit of either third parties or Allianz Group insurance entities and, therefore, do not result in significant market and credit risk for the Asset Management segment. As a result, the internal risk capital requirements for the Asset Management segment only reflect business risk. Furthermore, Dresdner Bank represents substantially all of the internal risk capital of our Banking segment accounting for 96% of our total Banking segment’s internal risk capital. Therefore, the detailed risk discussion in the Banking segment below relates to Dresdner Bank only.

The Allianz Group’s policy is to require each operating entity to match the currency of their material assets and liabilities or to otherwise hedge foreign currency risk. As a result, our residual foreign currency risk results primarily from the fair value of the net asset value of our non-Euro operating entities and certain exposures to non-Euro denominated assets and liabilities held at the Group level in currencies different to Euro. This currency risk is monitored and managed centrally at the Allianz Group level by Group Corporate Finance & Treasury and is, therefore, mostly allocated to the Corporate segment.

Limitations

Our internal risk capital model expresses the potential “worst case” amount in economic value that we might lose at a certain level of confidence. However, there is a statistically low probability of 0.03% that actual losses could exceed this threshold.

We assume that model parameters derived from historical data can be used to characterize future possible risk events; if future market conditions differ substantially from the past as in the case of the 2007 credit crisis for which there was no precedent, then our VaR approach may be too conservative or too liberal in ways that can not be predicted. Our ability to back-test the model’s accuracy is limited because of the high confidence level of 99.97% and one-year holding period. Furthermore, as historical data is used to calibrate the model, it cannot be used for validation. Instead, we validate the model and parameters through external reviews by independent consulting firms focusing on methods for selecting parameters and control processes. Overall, we believe that our model adequately assesses the risks to which we are exposed.

As our internal risk capital model considers the change in economic fair value of our assets and liabilities, it is crucial to accurately estimate the fair value of each item. For certain assets and liabilities, we apply a mark-to-model approach without having available a current market price for that instrument or similar instruments. For our liabilities, the accuracy of fair values also depends on the quality of the actuarial cash flow estimates. Despite these limitations, we believe the estimated fair values are appropriately assessed in the aggregate.

We apply customized derivative valuation tools which are suitable to our business to reflect substantially all of our derivatives in internal risk capital. Our integrated internal risk capital model for insurance operations currently only allows for the modeling of common derivatives such as equity calls, puts, forwards and interest rate swaps. For internal risk capital calculations, non-standardized instruments, such as derivatives embedded in structured financial products, are represented by the most comparable standard derivative types. The volume of non-standard instruments is not material on either the local or the Allianz Group level, but a more precise modeling of these instruments might impact the fair value and resulting internal risk capital for these derivatives. However, we believe that any such change would not be material.

Capital Management

The Allianz internal risk capital model plays a significant role in solvency management and capital allocation. Our aim is to ensure that the Allianz Group is adequately capitalized at all times, even following a significant adverse event, and that all operating entities meet their respective capital requirements. In addition, we employ a value-based approach (Economic Value Added or “EVA”®), among other approaches, to measure and manage our business activities as well as to optimize capital allocation across the Allianz Group. Internal risk capital is a key parameter of our EVA-approach.

In managing our capital position, we also consider additional external requirements of regulators and rating agencies. While meeting rating agencies’ capital requirements forms a strategic business objective of the Allianz Group, capital requirements imposed by regulators constitute a binding constraint. Regulators and rating agencies impose minimum capital rules on the level of both the Allianz Group’s operating entities and on the Allianz Group as a whole.

Internal capital adequacy

Our objective is to maintain available capital at the Group level in excess of the minimum requirements that are determined by our internal risk capital model according to a solvency probability of 99.97% over a holding period of one year. In support of this objective, we require our local operating entities to hold available capital resources allowing them to remain solvent at a lower confidence level of 99.93% over the same one-year holding period. In doing so, we take into account the benefits of a single operating entity being part of a larger, diversified Group.

The Allianz Group’s available capital is based on published shareholders’ equity adjusted to reflect the full economic capital base available to absorb any unexpected volatility in results of operations. For example, the present value of future profits in the Life/Health segment and hybrid capital are added to shareholders’ equity, whereas goodwill and other intangible assets are subtracted therefrom.

Available capital(1) and internal risk capital

in € bn

Our available capital at December 31, 2007 amounted to €63.8 billion (2006: €70.2 billion(1)), while our internal capital requirements at December 31, 2007 amounted to €33.4 billion (2006: €35.8 billion), resulting in a capital adequacy ratio of 191.0% at December 31, 2007, compared to 196.1% at December 31, 2006. The decrease of 9.1% in available capital was primarily driven by a decrease of shareholders’ equity due to the buy-out by Allianz of the minority interests in AGF.

The Allianz Group-wide internal risk capital after Group diversification and before minority interests of €33.4 billion at December 31, 2007 reflects a realized diversification benefit on the Group level of approximately 54%. Non-diversified and Group diversified internal risk capital are broken down as follows:

(1)	The figure for available capital in 2006 has been adjusted. See Note 3 to our consolidated financial statements for further information.

Allocated internal risk capital by risk category (total

portfolio before minority interest)

in € mn

Allocated internal risk capital by segment (total portfolio

before minority interest)

in € mn

The overall decrease of 6.8% in internal risk capital in 2007 was due to a decline in market risk, which is discussed in more detail in the respective section.

Regulatory capital adequacy

Under the EU Financial Conglomerates Directive, a supplementary European Union directive, a financial conglomerate is defined as any financial parent holding company that, together with its subsidiaries, has significant cross-border and cross-sector activities. The Allianz Group is a financial conglomerate within the scope of the Directive and related German law. The law requires that a financial conglomerate calculates the capital needed to meet its solvency requirements on a consolidated basis.

At December 31, 2007, based on the current status of discussion, our eligible capital for the solvency margin required for our insurance segments and our banking and asset management business is €45.5 billion (2006: €49.5 billion(1)) including off-balance sheet reserves(2), surpassing the minimum legally stipulated level by €16.6 (2006: €23.4 billion). This margin results in a preliminary cover ratio(3) of 157% at December 31, 2007 (2006: 190%). The decrease of 8.1% in eligible capital was primarily driven by a decrease of shareholders’ equity due to the buy-out by Allianz of the minority interests in AGF. See Note 23 to our consolidated financial statements for further information with respect to capital requirements.

Rating agency capital adequacy

Rating agencies apply their own models to evaluate the relationship between the required risk capital of a company and its available capital resources. Assessing capital adequacy is usually an integral part of the rating process. At December 31, 2007, the financial strength of Allianz SE was rated

(1)	The figure for available capital in 2006 has been adjusted. See Note 3 to our consolidated financial statements for further information.
(2)

Off-balance sheet reserves represent the difference between the fair value and the amortized cost of real estate used by third parties and investments in associates and joint ventures, net of deferred taxes, policyholders’ participation and minority interests.

(3)	Represents the ratio of eligible capital to required capital.

by Standard & Poor’s as “AA” (stable outlook), by A. M. Best as “A+” (stable outlook), and by Moody’s as “Aa3” (stable outlook). Subsequently to December 31, 2007, Standard & Poor’s changed the outlook on its rating of Dresdner Bank (“A+”) from stable to negative.

In addition to its long-term financial strength rating, Standard & Poor’s has introduced a new rating category for “Enterprise Risk Management” (ERM) which is rated separately. Standard & Poor’s commenced its analysis of the Allianz risk management approach in 2006 and continued the review in 2007. Currently Standard & Poor’s has assigned Allianz a “Strong” rating for the ERM capabilities for our insurance operations. This rating indicates that Standard & Poor’s regards it “unlikely that Allianz SE will experience losses outside its risk tolerance”. Standard & Poor’s stated that the assessment is based on the Allianz Group’s strong risk management culture, strong controls for the majority of key risks and strong strategic risk management.

Supplementary stress test analysis

In addition to our internal risk capital analysis, we perform regular stress tests that act as early-warning indicators in monitoring the Allianz Group’s regulatory solvency capital ratios and its capital position required by rating agencies. We also apply regular stress tests on a local operating entity level in order to monitor capital requirements imposed by local regulators and rating agencies.

For example, stress test results on a Group level indicated that a 10% price decline in our available-for-sale equity securities as of December 31, 2007 would have resulted in a €2.7 billion decline in shareholders’ equity before minority interests. If the interest rate had increased by 100 basis points, shareholders’ equity before minority interests would have decreased by €3.6 billion, if available-for-sale fixed income securities are taken into account as of December 31, 2007.

Concentration of Risks

As we are an integrated financial service provider offering a variety of products across different business segments and geographic regions, diversification is key to our business model. Diversification helps us to manage our risks efficiently by limiting the economic impact of any single event and by contributing to relatively stable results and risk profile in general. As discussed above, the degree to which the diversification effect can be realized depends not only on the correlation between risks but also on the level of relative concentration of those risks. Therefore, our aim is to maintain a balanced risk profile without any one or more disproportionately large risks.

Disproportionately large risks that might accumulate and have the potential to produce substantial losses (e.g., natural catastrophes or credit events) are closely monitored on a standalone basis (i.e., before the diversification effect) and are subject to a global limit framework. For example, the Management Board of Allianz SE has implemented a framework of natural catastrophe limits at both the operating entity and Group levels in an effort to reduce potential earnings volatility and restrict potential losses from events having an occurrence probability of once in 250 years. Group limits are linked to the planned operating profit and the limits on operating entity level are based on the Property-Casualty net asset value. Traditional reinsurance coverage and dedicated financial transactions on Group level are examples of two instruments to mitigate the peak risks and to limit the impact of adverse conditions on our financial results and shareholders’ equity.

Similarly, the Group monitors and limits credit exposures to single obligors and groups. We identify and measure risk concentrations in terms of non-diversified internal risk capital in line with the risk categories covered in our internal risk capital model. In the subsequent sections all risks are presented before and after diversification and concentrations of single sources of risk are discussed accordingly.

Market Risk

In the following, we present our Group-wide internal risk capital related to market risks.

Allocated Internal Market Risk Capital by Business Segment and Source of Risk

– Total Portfolio Before Minority Interests –

	Non-diversified		Group diversified
As of December 31,	2007	2006	2007	2006
	€ mn	€ mn	€ mn	€ mn
Total Group	22,738	27,297	13,913	17,457
Percentage of total Group internal risk capital	32%	36%	42%	49%
Interest rate	6,691	8,590	655	1,259
Equity	13,508	16,307	10,885	13,790
Real estate	2,238	2,265	1,088	1,083
Currency(1)	301	135	1,285	1,325
Property-Casualty	11,066	12,958	6,477	8,379
Interest rate	2,758	2,916	270	427
Equity	6,835	8,633	5,508	7,300
Real estate	1,385	1,290	673	617
Currency(1)	88	119	26	35
Life/Health	5,533	6,219	2,836	3,244
Interest rate	2,100	2,613	206	383
Equity	3,006	3,092	2,422	2,615
Real estate	427	514	208	246
Currency(1)	0	0	0	0
Banking	2,814	2,940	1,962	2,090
Interest rate	205	374	20	55
Equity	2,239	2,205	1,804	1,865
Real estate	157	345	76	165
Currency(2)	213	16	62	5
Asset Management(3)	0	0	0	0
Corporate	3,325	5,180	2,638	3,744
Interest rate	1,628	2,687	159	394
Equity	1,428	2,377	1,151	2,010
Real estate	269	116	131	55
Currency(1)	0	0	1,197	1,285

(1)	Foreign currency risks are mainly allocated to the Corporate segment (please see “Internal Risk Capital Framework—Scope” for further information).
(2)	As commodity exposure is limited to the Banking segment only and not significant on the Group level, it is covered in our internal risk capital model within currency risk.
(3)	The internal risk capital requirements for the Asset Management segment only reflect business risk (please see “Internal Risk Capital Framework—Scope” for further information).

The decrease in market risk mainly results from the sale of a significant portion of our strategic equity participations, in particular on the Corporate level and in the Property-Casualty segment. Furthermore, an increase in interest rates in Europe reduced our exposure to risk in connection with the minimum guaranteed crediting rate that we must provide to policyholders for certain of our Life/Health products.

As previously discussed, we determine internal risk capital figures on a quarterly basis. The table below presents the average internal risk capital for market risk calculated over the four quarters of 2007 and 2006, as well as the high and low quarterly internal risk capital amounts calculated in both years.

Average, High and Low Allocated Internal Market Risk Capital By Business Segment and

Source of Risk

– Total Portfolio Before Minority Interests and After Group Diversification –

As of December 31,	2007			2006
	Over quarterly results			Over quarterly results
	Average	High	Low	Average		High		Low
	€ mn	€ mn	€ mn	€ mn		€ mn		€ mn
Total Group	15,559	16,800	13,913	17,438		18,565		16,738
Interest rate	713	764	655	1,403		1,492		1,259
Equity	12,424	13,662	10,885	13,713		14,908		12,913
Real estate	1,072	1,103	1,038	967		1,083		910
Currency(1)	1,350	1,409	1,285	1,355		1,433		1,317

Property-Casualty	7,299	7,948	6,476	8,595		9,458		8,243
Interest rate	301	330	270	456		478		427
Equity	6,331	7,020	5,508	7,481		8,291		7,137
Real estate	636	673	593	624		672		599
Currency(1)	31	33	26	34		35		33

Life/Health	3,074	3,215	2,835	3,177		3,247		3,094
Interest rate	210	226	195	468		517		383
Equity	2,650	2,781	2,422	2,478		2,615		2,369
Real estate	214	223	208	238		246		233
Currency(1)	0	0	0	0		0		0

Banking	2,116	2,326	1,962	2,103		2,198		1,929
Interest rate	25	33	20	60		68		55
Equity	1,933	2,136	1,804	2,000		2,137		1,865
Real estate	113	159	76	–	(4)	–	(4)	–	(4)
Currency(2)	45	62	28	–	(4)	–	(4)	–	(4)

Asset Management(3)	0	0	0	0		0		0

Corporate	3,071	3,521	2,639	3,562		3,931		3,202
Interest rate	177	185	159	422		448		394
Equity	1,510	1,988	1,151	1,757		2,192		1,285
Real estate	109	131	63	65		75		55
Currency(1)	1,275	1,339	1,197	1,319		1,400		1,283

(1)	Foreign currency risks are mainly allocated to the Corporate segment (please see “Internal Risk Capital Framework – Scope” for further information).
(2)	As commodity exposure is limited to the Banking segment only and not significant on the Group level, it is covered in our internal risk capital model within currency risk.
(3)	The internal risk capital requirements for the Asset Management segment only reflect business risk (please see “Internal Risk Capital Framework – Scope” for further information).
(4)	Only year-end results available for 2006.

In addition to the information given in the following paragraphs, the quantitative contributions of the non-trading and trading positions to the overall internal risk capital for market risk is presented at the end of this section.

Non-trading portfolios

The Allianz Group’s non-trading portfolios contain all non-trading activities of the Banking segment as well as the financial assets and liabilities of the Property-Casualty, Life/Health and Corporate segments. The Allianz Group holds and uses many different financial instruments in managing its businesses. Grouped according to our internal risk capital model categories, the following are the most significant market risks in terms of market values: equity price risk (including common shares and preferred shares), interest rate risk (from bonds, loans and mortgages) and currency risk (especially the impact of foreign exchange rate movements on the net asset value of our non-Euro denominated operating entities).

Property-Casualty and Life/Health segments

As of December 31, 2007, most of the Allianz Group’s insurance-related equity investments are intended to be held long-term. 63% of the non-diversified internal risk capital allocated to the Property-Casualty and Life/Health segments for equity risk is assigned to our operating entities in Germany, Italy, France and the U.S.

The interest rate risk to which the Property-Casualty and Life/Health segments are exposed arises from the net position between our insurance liabilities and the investments in fixed income instruments, in particular bonds, loans and mortgages, backing policyholder obligations that are different in terms of maturity and size. Our internal risk capital model provides management with information regarding the cash flow profiles of the segments’ liabilities, which allows for active monitoring and management of our assets and liabilities. While the potential payments related to our liabilities in the Property-Casualty segment are typically shorter in maturity than the financial assets backing them, the opposite usually holds true for our Life/Health segment, which provides us with a natural hedge at the Allianz Group level.

We have allocated a significant part of the Life/Health segment’s non-diversified internal risk capital for interest rate risk to Western Europe (47% as of December 31, 2007), mainly to cover traditional life insurance products. Traditional products sold in Western Europe generally feature policyholder participation in the profits (or losses) of the insurance company issuing the contract, subject to a minimum guaranteed crediting rate. In particular, our Life/ Health contracts in Germany, France, Switzerland and Austria comprise a significant level of policyholder participation, limiting all sources of risk, including market, credit, actuarial and cost risks, which would otherwise be borne by Allianz. On the other hand, in accordance with the guarantees related to these arrangements, we must credit minimum rates for individual contracts (e.g., in Germany, France, U.S., Italy and South Korea). As interest rates may fall below the guaranteed crediting rates in those markets, we are exposed to interest rate risk. The valuation of these guarantees, which take into account the interaction of investment strategy and obligations to policyholders, forms an integral part of our internal risk capital model.

Banking Segment

The market risk in the non-trading portfolio of the Banking segment comprises interest rate risk and equity risk. The interest rate risk in the non-trading portfolio arises from loans and deposits, issued securities, interest rate related investment securities as well as corresponding hedges and also from long-term fixed rate loans funded in part by short-term deposits. The equity risk arises from available-for-sale securities with equity characteristics. Dresdner Bank manages this risk by setting VaR limits. At December 31, 2007, the Dresdner Bank diversified VaR, with a 99% confidence level and 10-day holding period, for market risks in the non-trading portfolio amounted to €15.8 million, compared to €15.5 million at December 31, 2006.

Asset Management segment

Although the internal risk capital requirements for the Asset Management segment only reflect business risk, the evaluation of market risk and credit risk on the account of third parties is an integral part of the risk management process of our local operating entities. Our Asset Management operating entities monitor market risks using VaR models, sensitivity analyses and stress tests that estimate the potential loss under extreme market conditions. All underlying models are regularly reviewed by the risk departments of the respective local operating entities.

Corporate segment

The primary Corporate risks are interest rate, equity and foreign currency risks. The Corporate segment manages the equity investments of Allianz SE and its finance subsidiary holding companies, as well as securities issued to fund the capital requirements of the Allianz Group. The issued securities include structured products that might be partly repaid with equity participation securities held in our asset portfolio. Some of the securities issued qualify as eligible capital for existing regulatory solvency requirements to the extent they constitute subordinated debt or are perpetual in nature.

On the level of the Corporate segment we are exposed to foreign currency risk because some of our subsidiaries’ local currencies are different from the Euro. If non-Euro foreign exchange rates decline against the Euro, from a Group perspective, the Euro equivalent net asset values also decline. Our primary exposures to foreign currency risk are related to the U.S. Dollar, Swiss Franc and South Korean Won.

Trading portfolios

The trading portfolios of the Allianz Group consist of all assets and liabilities classified as “held for trading” positions, most of which are to be found in the Banking segment. Activities in the Property-Casualty, Life/Health and Corporate segments designated as “trading” for accounting purposes relate mainly to hedging instruments for our insurance liabilities; in general, we do not actively trade structural hedge positions and they are not internally classified as trading. Trading activities in the Asset Management segment are immaterial. In our worldwide hedging and trading activities, the Allianz Group uses financial derivatives for the management of market risks and as a component of structured financial transactions. In terms of volume, the primary derivative products entered into by the Allianz Group are interest rate swaps, futures and options as well as foreign exchange forwards and equity derivatives.

Property-Casualty, Life/Health and Corporate segments

The Property-Casualty, Life/Health and Corporate segments generally do not engage in trading activities. In general, for accounting purposes and from a management perspective, financial instruments are classified as held-for-trading if they are financial assets or financial liabilities that are acquired or incurred for the purpose of selling or repurchasing them in the near term. For accounting purposes, however, all derivative instruments must be classified as trading regardless of their specific use within the business or of whether management intends to sell or repurchase them in the near term, and as such, the accounting classification may differ from Allianz Group’s management view. The market risk data for the trading portfolios of these segments reflects risks related to such derivatives that are required to be treated as “trading” for accounting purposes. However, derivatives used in the Allianz Group’s insurance operations and in the Corporate segment are principally used for hedging and not for trading purposes, and, as such, from a management perspective, we do not view them as “trading”.

Banking segment

The Banking segment is active in trading equities, interest rate instruments, foreign exchange, commodities and derivatives. The Banking segment uses derivatives in its trading portfolios primarily to meet customer demands as well as to hedge market and credit risks. Derivatives are also used to take advantage of market opportunities. Dresdner Bank has expanded its use of credit and foreign exchange derivatives in order to meet client demands in this product field.

Although our internal risk capital model generally uses a one-year holding period and a confidence level of 99.93% for local operating entities, Dresdner Bank calculates market VaR figures based on different confidence level and holding period assumptions for its regulatory reporting as well as for the purposes of internal limit setting and risk management. These assumptions take into account that Dresdner Bank’s trading portfolio can be transferred significantly faster than insurance liabilities.

Dresdner Bank’s VaR model, which is used to evaluate capital adequacy for regulatory purposes and which produces the input for the Group’s internal risk capital model, applies a confidence level of 99% and a 10-day holding period. This model has been approved by the German regulator, BaFin. For the purpose of risk management and internal limit setting, Dresdner Bank calculates its VaR with a confidence level of 95% and a one-day holding period. Unlike the VaR calculation required by the BaFin, this model assigns greater weight to the most recent market fluctuations. In doing so, Dresdner Bank endeavors to reflect current market trends on a timely basis.

VaR is only one of the instruments used to characterize and control the market risk profile of Dresdner Bank. In addition, Dresdner Bank uses operational risk indicators and limits that are specifically adapted to the risk situation of the trading units. Current limit utilization is determined and monitored on a daily basis. Limit breaches, if any, are immediately communicated to management so that corrective action can be taken.

The VaR for market risks within Dresdner Bank’s trading portfolio is calculated based on the industry-standard and Basel II compliant confidence level of 99% and holding period of 10 days. The Dresdner Bank diversified VaR amounted to €44 million at December 31, 2007, compared to €57 million at December 31, 2006. This decrease was mainly caused by lower interest rate risks due to an adjusted risk exposure.

VaR Statistics for Market Risks within Dresdner Bank’s Trading Portfolio (99% Confidence Level, 10-day Holding Period)

	2007	2006	2007					2006
	As of December 31,		Over daily results					Over daily results
			Average	High		Low		Average	High		Low
	€ mn	€ mn	€ mn	€ mn		€ mn		€ mn	€ mn		€ mn
Non-diversified	85	100	83	—	(1)	—	(1)	87	—	(1)	—	(1)
Interest rate	30	43	35	55		22		51	77		32
Equity	41	44	32	63		15		23	85		8
Commodity	5	4	5	34		3		3	17		1
Currency	9	9	11	22		3		10	25		1
Dresdner Bank diversified	44	57	42	67		26		46	89		26

(1)	The high and low values for non-diversified VaR can not be reasonably calculated as a sum, since the single values are measured on different dates.

These market risks are integrated into the Allianz Group-wide internal risk capital model. To this end, Dresdner Bank converts its VaR calculated using a 99% confidence interval and 10-day holding period to match Allianz’s Group-wide internal risk capital standards for time horizon (one year) and confidence level (99.93%). The conversion is based on the methodology used by industry regulators to convert VaR into regulatory capital requirements. Through this conversion, we achieve the comparability and integration of Dresdner Bank results into the Group-wide analysis.

Contributions of trading and non-trading portfolios

The following tables show the contribution of non-trading and trading positions to the overall internal risk capital for market risks of the Allianz Group. The figures take into account the diversification effect for all the main sources of risk addressed in our internal risk capital model. Certain financial instruments are included in more than one risk category because they may be affected by changes in more than one parameter. For example, equities denominated in non-Euro currencies are affected by fluctuation in both stock prices and exchange rates.

Allocated Internal Market Risk Capital By Business Segment and Source of Risk

– Non-Trading Portfolio Before Minority Interests and After Group Diversification –

As of December 31,	2007	2006
	€mn	€mn
Property-Casualty	6,360	8,307
Interest rate	265	418
Equity	5,396	7,237
Real estate(1)	673	617
Currency(2)	26	35

Life/Health	2,625	3,014
Interest rate	205	383
Equity	2,212	2,385
Real estate(1)	208	246
Currency(2)	0	0

Banking	1,885	2,030
Interest rate	11	47
Equity	1,743	1,818
Real estate(1)	76	165
Currency(3)	55	0

Asset Management(4)	0	0

Corporate	2,482	3,604
Interest rate	159	394
Equity	1,029	1,872
Real estate(1)	131	55
Currency(2)	1,163	1,283

Total	13,352	16,955

(1)	All real estate assets are non-trading.
(2)	Foreign currency risks are mainly allocated to the Corporate segment (please see “Internal Risk Capital Framework—Scope” for further information).
(3)	As commodity risk is not significant on the Group level, it is covered in our internal risk capital model within currency risk.
(4)	The internal risk capital requirements for the Asset Management segment only reflect business risk (please see “Internal Risk Capital Framework – Scope” for further information).

Allocated Internal Market Risk Capital By Business Segment and Source of Risk

– Trading Portfolio Before Minority Interests and After Group Diversification –

As of December 31,	2007	2006
	€mn	€mn
Property-Casualty	117	72
Interest rate	5	9
Equity	112	63
Real estate(1)	0	0
Currency(2)	0	0

Life/Health	211	230
Interest rate	1	0
Equity	210	230
Real estate(1)	0	0
Currency(2)	0	0

Banking	77	60
Interest rate	9	8
Equity	61	47
Real estate(1)	0	0
Currency(3)	7	5

Asset Management(4)	0	0

Corporate	156	140
Interest rate	0	0
Equity	122	138
Real estate(1)	0	0
Currency(2)	34	2

Total	561	502

(1)	All real estate assets are non-trading.
(2)	Foreign currency risks are mainly allocated to the Corporate segment (please see “Internal Risk Capital Framework—Scope” for further information).
(3)	As commodity risk is not significant on the Group level, it is covered in our internal risk capital model within currency risk.
(4)	The internal risk capital requirements for the Asset Management segment only reflect business risk (please see “Internal Risk Capital Framework—Scope” for further information).

Credit Risk

Credit risk arises from claims against various obligors such as borrowers, counterparties, issuers, guarantors and insurers. Losses may result from the following events:

•	Changes in creditworthiness of an obligor, including ultimately its failure to meet payment obligations (default and migration risk);

•

Default on local government debt or temporary suspension of payment obligations (“moratorium”), deterioration of economic or political conditions, expropriation of assets, inability to transfer assets abroad due to sovereign intervention, etc. (country risk including transfer risk); and

•	Failure in the settlement of transactions (settlement risk).

Group Risk’s obligor credit risk management framework is comparable to those widely used in the industry and is based on internal ratings, estimates of exposure at default (“EAD”) and loss given default

(“LGD”). These measurements are all estimated using statistical analysis and professional judgment. Our aggregation methodology is comparable to approaches widely used in the industry known as “structural model”. In a structural model, a counterparty is deemed to have defaulted when the value of its total assets is lower than its total liabilities. Since changes in the asset value of a company determine whether it defaults or migrates from one credit class to another, the correlation between different firms’ asset values determines the correlation between the firms’ defaults and migrations. Estimating these parameters allows us to aggregate credit risk across individual obligors using Monte-Carlo simulations to obtain the loss profile of a given portfolio—i.e., its loss probability distribution. The loss profile is the basis of our internal credit risk capital model.

We monitor and manage credit risks pursuant to a limit system applicable to the entire Allianz Group. The limit system aggregates major risks having Group-wide significance such as credit insurance, lending, reinsurance recoverables and our fixed income investments and serves as the basis for controlling the risk on an Allianz Group-wide basis.

Allocated Internal Credit Risk Capital By Business Segment and Source of Risk

– Total Portfolio Before Minority Interests –

As of December 31,	Non-diversified		Group diversified
	2007	2006	2007	2006
	€ mn	€ mn	€ mn	€ mn
Total Group	7,983	8,005	5,701	5,767
Percentage of total Group internal risk capital	11%	11%	17%	16%
Investment	5,839	5,949	4,128	4,307
Reinsurance	2,144	2,056	1,573	1,460
Property-Casualty	2,779	2,583	2,016	1,844
Investment	832	719	588	521
Reinsurance	1,947	1,864	1,428	1,323
Life/Health	936	949	668	685
Investment	739	757	523	548
Reinsurance	197	192	145	137
Banking	4,216	4,470	2,981	3,236
Asset Management(1)	0	0	0	0
Corporate	52	3	36	2

(1)	The internal risk capital requirements for the Asset Management segment only reflect business risk (please see “Internal Risk Capital Framework—Scope” for further information).

In spite of the overall difficult credit market worldwide in the second half of 2007, our internal credit risk capital remained rather stable in 2007 in comparison with 2006, mainly due to risk mitigating measures such as the closing of a non-investment grade commercial paper portfolio at Dresdner Bank early in 2007.

Property-Casualty, Life/Health and Corporate segments

In the Property-Casualty and Life/Health segments, credit risks arising from reinsurance counterparties are considered separately from issuer and counterparty risks arising from our investment activities, though the same methodology is applied. For the Corporate segment, our internal risk capital model covers only investment credit risk, as reinsurance activities are generally allocated to the Property-Casualty segment.

Reinsurance credit risk

Reinsurance credit risk also covers the premium risk which our credit insurance entity Euler Hermes is exposed to due to its business model, as this type of risk is a special form of credit risk. As of December 31, 2007, it represented 61% of our total Group non-diversified internal risk capital allocated to credit reinsurance risk.

We take steps to limit our liability from insurance business by ceding part of the risks we assume to the international reinsurance market. When selecting our reinsurance partners, we consider only companies with strong credit profiles. We may also require letters of credit, cash deposits or other financial measures to further mitigate our exposure to credit risk. To manage the related credit risk, we compile Allianz Group-wide data on potential and actual recoverables in respect of reinsurance losses. At December 31, 2007, 77% of the Allianz Group’s reinsurance recoverables were distributed among reinsurers that had been assigned at least an “A” rating by Standard & Poor’s. Non-rated reinsurance recoverables represented 23% of the total reinsurance recoverables at December 31, 2007, which is a reduction of 8% in non-rated exposure from December 31, 2006. Reinsurance recoverables without Standard & Poor’s rating include exposures to brokers, companies in run off and pools, where no rating is available, and companies rated by A.M. Best.

As of December 31, 2007, 13% of our total Group non-diversified internal risk capital allocated to credit reinsurance risk was assigned to our operating entities in the U.S.

Reinsurance recoverables by rating class(1) as of

December 31, 2007

in € bn

(1)	Represents gross exposure broken down by reinsurer.

Investment credit risk

As of December 31, 2007, our operating entities in the U.S. accounted for 20% of the non-diversified internal risk capital allocated to our Property-Casualty, Life/Health and Corporate segments for credit investment risk.

We limit the credit risk of our fixed income investments by setting high requirements on the creditworthiness of our issuers, by diversifying our investments and by setting limits for credit concentrations. We track the+ limit utilization by consolidating and monitoring our exposure across individual debtors and across all investment categories and business segments on a monthly basis. At December 31, 2007, approximately 95% of the fixed income investments of the insurance companies of the Allianz Group had an investment grade rating and approximately 90% of these investments were distributed among obligors that had been assigned at least an “A” rating by Standard & Poor’s.

Fixed income investments by rating class as of

December 31, 2007

fair values in € bn

In addition to these fixed income investments, Allianz Group has also non-tradable mortgage loan portfolios in Germany and the U.S. At December 31, 2007, 98% of the German mortgage portfolio obligors were assigned a Standard & Poor’s equivalent investment grade rating of at least “A” based on an internal scoring. The U.S. commercial mortgage loan investments are subject to thorough credit assessment and conservative underwriting by the responsible credit managers. There have been no delinquent or foreclosed non-tradeable commercial mortgage loans since 1994, and we thus regard the portfolio as investment grade. The North American Allianz insurance companies have a residential mortgage portfolio exposure of less than $2,000,000.

Banking segment

As of December 31, 2007, approximately half (51%) of total Group non-diversified internal credit risk capital was represented by Dresdner Bank. In the Banking segment, credit risks include default and migration risks arising from the lending and securities business and our derivatives trading activities; for the latter, settlement risk is additionally taken into account. Furthermore, credit risks include country (and transfer) risk.

We use our customers’ credit ratings as the central element for our approval, monitoring and control process. In this process, the creditworthiness of our customers is represented in the form of rating classes with each class representing a different average probability of default. We use a system with 16 distinct rating classes: The first six classes correspond to “investment grade”, classes VII to XIV signify “non-investment grade”. Rating classes XV and XVI are default classes according to the Basel II definition. We assess and improve our rating procedures on an ongoing basis.

The total credit risk exposure of Dresdner Bank of €299 billion includes loan limits from lending business and market values of trading positions, which for derivatives is the positive replacement value plus risk-based add-ons to reflect possible future changes in market prices. At December 31, 2007, approximately 74.6% of total credit risk exposure of Dresdner Bank was included in the rating classes I to VI, compared to 77.1% at December 31, 2006.

Credit profile of Dresdner Bank’s rated portfolio as of

December 31, 2007

in %

Despite the difficult market conditions in certain business segments—especially in the second half of the year—loan volumes and quality remained stable. The implementation of a value-oriented growth strategy as well as further enhancements in loan processes contributed to this stable development. At December 31, 2007, approximately 68% (2006: 68%) of Dresdner Bank’s loans (measured by limits) were with investment grade obligors.

In line with the observed portfolio quality, our total volume of problem loans and potential problem loans (measured by usage), which are two additional indicators for the quality of the loan portfolio, decreased from approximately €2.0 billion at December 31, 2006 to €1.8 billion at December 31, 2007.

Asset Management segment

As part of the investment management process, the Asset Management segment’s entities assess credit risk affecting their customers’ portfolios.

Though our asset management companies do not engage in any lending transactions, counterparty risks can arise in certain circumstances, such as with broker-related over-the-counter transactions. Our asset management companies analyze the creditworthiness of their counterparties and set limits per counterparty based on objective criteria.

Actuarial Risk

Actuarial risks consist of premium and reserve risks in the Property-Casualty segment as well as biometric risks in our Life/Health segment. In the Banking and Asset Management segments, actuarial risks are not relevant. Although the Corporate segment provides some guarantees that transfer small parts of the actuarial risk away from local entities, such risk is primarily transferred by internal reinsurance and allocated to the Property-Casualty segment.

Allocated Internal Actuarial Risk Capital by Business Segment and Source of Risk(1)

– Total Portfolio Before Minority Interests –

As of December 31,	Non-diversified		Group diversified
	2007	2006	2007	2006
	€ mn	€ mn	€ mn	€ mn
Total Group	23,038	21,928	6,521	5,846
Percentage of total Group internal risk capital	32%	29%	20%	16%
Premium CAT	5,780	5,261	1,077	831
Premium non-CAT	8,284	8,315	3,249	3,172
Reserve	8,037	7,485	2,170	1,823
Biometric	937	867	25	20
Property-Casualty	21,705	20,981	6,389	5,807
Life/Health	950	947	29	39
Corporate(2)	383	0	103	0

(1)	As risks are measured by an integrated approach on an economic basis, internal risk capital takes reinsurance effects into account.
(2)

Allianz SE has a conditional commitment to make capital payments to Fireman’s Fund Insurance Co. In particular, Allianz SE is required to make these payments in case of future negative developments of the reserves for the year 2003 and before. They are limited to US Dollar 1.1 billion.

Internal reserve risk capital increased, as we changed the reinsurance structure and further improved our internal risk capital model. The rise of the internal premium catastrophe risk capital was mainly due to an enhancement of the respective simulation models and their coverage.

The table below presents the average internal risk capital calculated for actuarial risks over the four quarters of 2007 and 2006, as well as the high and low quarterly internal risk capital amounts calculated in both years.

Average, High and Low Allocated Internal Actuarial Risk Capital by Source of Risk

– Total Portfolio Before Minority Interests and After Group Diversification –

	2007			2006
	Over quarterly results			Over quarterly results
	Average	High	Low	Average	High	Low
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Total Group	6,311	6,521	6,111	6,166	6,752	5,846
Premium CAT	1,007	1,077	953	887	993	828
Premium non-CAT	3,210	3,249	3,143	3,334	3,677	3,172
Reserve	2,071	2,170	1,984	1,926	2,063	1,823
Biometric	23	25	21	20	20	18

Property-Casualty segment

A substantial portion of the Property-Casualty segment’s non-diversified internal actuarial risk capital was assigned to our operating entities in Germany, Italy, France and the U.S. (47% as of December 31, 2007).

Premium risk

Premium risk represents risk that, during a one-year time horizon, underwriting profitability is less than expected. Such risk is subdivided into catastrophe risk (CAT risk) and non-catastrophe risk (non-CAT risk). We primarily quantify and manage premium risk based on actuarial models that are used to derive loss distributions for each risk.

Natural disasters such as earthquakes, storms and floods represent a special challenge for risk management due to their accumulation potential and occurrence volatility. In order to measure such risks and better estimate the potential effects of natural disasters, we use special modeling techniques in which we combine data about our portfolio (such as the geographic distribution and characteristics of insured objects and their values), with simulated natural disaster scenarios to estimate the magnitude and frequency of potential losses. Where such models do not exist (for example, hail risk in Germany), we use a scenario-based methodology.

Nearly a third (31% as of December 31, 2007) of the non-diversified internal premium risk capital allocated to natural catastrophe risk was borne by our operating entities in Germany and the U.S. Our exposure to losses from European windstorm is our largest exposure to natural catastrophe, followed by U.S. hurricane and California earthquake.

Our loss potential net of reinsurance for European wind-storm is approximately €900 million, measured at a probability level of once in 250 years (i.e., 0.4%).

Reserve risk

Reserve risk represents the risk of losses emerging on claims provisions over a one-year time horizon. We measure and manage reserve risks by constantly monitoring the development of the provisions for insurance claims and change the provision for reserves in line with actuarial standards if necessary. We use approaches that are similar to the methods used for setting the reserves.

Life/Health segment

Biometric risk

We consider mortality and longevity risks which can cause variability in policyholder benefits resulting from the unpredictability of the (non-)incidence of death and the timing of its occurrence. For modeling these risks within our internal risk capital model, we distinguish level, trend and calamity risk. Biometric assumptions, such as life expectancy, play a significant role. To the extent available, we use assumptions approved by supervisory authorities and actuarial associations to enhance our models.

Due to the offsetting effects of mortality risk and longevity risk inherent in the combined portfolios of life insurance and annuity products, as well as due to a geographically diverse portfolio, our Life/Health segment does not have significant concentrations of biometric risk.

Business Risk

Business risks consist of operational risks and cost risks. Operational risks represent the loss resulting from inadequate or failed internal processes, or from personnel and systems, external events (such as interruption of business operations due to a break-down of electricity or a flood), damage caused by employee fraud or the losses caused by court cases. Operational risks do not include strategic risk and reputational risks, which are excluded in accordance with the requirements of Solvency II and Basel II. Cost risks consist of unanticipated fluctuations in earnings arising from a decline in income without a corresponding decrease in expenses and include the risk of budget deficits resulting from lower revenues or higher costs than budgeted.

Allocated Internal Business Risk Capital by Business Segment

– Total Portfolio Before Minority Interests –

As of December 31,	Non-diversified		Group diversified
	2007	2006	2007	2006
	€ mn	€ mn	€ mn	€ mn
Total Group	18,365	18,145	7,233	6,716
Percentage of total Group internal risk capital	25%	24%	22%	19%
Property-Casualty	6,425	6,480	2,064	1,941
Life/Health	4,288	3,896	1,840	1,509
Banking	1,630	1,497	634	570
Asset Management(1)	5,576	5,662	2,621	2,605
Corporate	446	610	74	91

(1)	The internal risk capital requirements for the Asset Management segment only reflect business risk (please see “Internal Risk Capital Framework—Scope” for further information).

The increase of internal business risk capital for the Life/ Health segment is mainly due to expanding the scope of our internal risk capital model by systematically taking into account the unit-linked business in our operating entities. In addition, the regular update of assumptions (e.g., lapse and mortality rates) at the beginning of the year contributed to the overall increase, as we take into account the experience of the previous year when determining the adverse scenarios.

Internal business risk capital for the Asset Management segment remained to be the highest Group-diversified figure compared with other segments. This is due to the high volume of third party assets under management coupled with the inherent conservative risk factor incorporated within the aforementioned approach similar to Standard & Poor’s standard model. As discussed, because substantially all of the investments managed by the Asset Management segment are held for the benefit of either third parties or Allianz insurance entities, we are not exposed to significant market and credit risk in the Asset Management segment. As a result, the internal risk capital requirements for the Asset Management segment only reflect business risk.

Allianz has developed a Group-wide operational risk framework that focuses on early recognition and pro-active management of operational risks. The framework defines roles and responsibilities, risk processes and methods and has been implemented at the major Allianz Group companies. Local risk managers ensure this framework is implemented in the respective operating entities.

The operating entities identify and evaluate relevant operational risks and control weaknesses through a bottom-up approach via a structured self assessment. Complementing our pro-active local management approach, operational losses are collected in a central loss database and an analysis of the causes for significant losses is used to enable the operating entities to implement measures to avoid or reduce future losses. The measures adopted may include revising processes, improving failed or inappropriate controls, installing comprehensive security systems and strengthening emergency plans. This structured reporting is designed to provide comprehensive and timely information to senior management of the relevant local operating entities.

Other Risks

There are certain risks that cannot be fully quantified across the Group using our internal risk capital model. For these risks, we also pursue a systematic approach with respect to identification, analysis, assessment and monitoring. In general, the risk assessment is based on qualitative criteria or scenario analyses. The most important of these other risks include liquidity, reputational and strategic risk.

Liquidity risk

Liquidity risk is the risk that short-term current or future payment obligations cannot be met or can only be met on the basis of altered conditions, along with the risk that in the event of a company liquidity crisis, refinancing is only possible at higher interest rates or that assets may have to be liquidated at a discount. This risk can arise primarily if there are mismatches in the timing of cash payments and funding obligations. Liquidity risk does not include the risk of a change in market prices due to a worsening of the market liquidity of assets, as this is a component of market risk analyzed through our internal risk capital model (e.g., the assumed volatility of real estate investments takes into account historical observations). Funding risk, a particular form of liquidity risk, arises when the necessary liquidity to fund illiquid asset positions cannot be obtained at the expected terms and when required.

Corporate segment

On the Group level, liquidity risks arise mainly from capital requirements of subsidiaries and necessary refinancing of expiring strategic financial liabilities. The liquidity position of Allianz SE is monitored on a daily basis and reported to the Board of Management regularly. The main tools to limit unforeseen liquidity requirements are committed credit lines from banks, commercial paper facilities, medium-term debt issuance programs, access to the market of sale and repurchase agreements (the so-called “Repo market”) as well as internal resources in the form of intra-Group loans and an international cash pooling infrastructure.

Property-Casualty and Life/Health segments

Our insurance operating entities manage liquidity risk locally, using local asset-liability management systems designed to ensure that assets and liabilities are adequately matched. To the extent available, the approaches used to project the liability cash flows for the Property-Casualty segment are similar to the methods used for setting reserves.

Liquidity risk in our insurance segments is a secondary risk following external events, such as natural disasters, that are generally reflected in our internal risk capital model. Therefore, limiting and monitoring of the associated primary risks (such as through the use of reinsurance) also helps limit our liquidity risk related to such events. The quality of our investments also provides comfort that we can meet high liquidity requirements in unlikely events. Furthermore, in the case of an extraordinary event, a portion of the applicable payments may usually be made with a certain time lag, which reduces the risk that short-term current payment obligations cannot be met. We employ actuarial methods for estimating our liabilities arising from insurance contracts. In the course of standard liquidity planning we reconcile the cash flows from our investment portfolio with the estimated liability cash flows. These analyses are performed on the operating entity level and aggregated at the Group level. Excess liquidity is centrally pooled on the Group level and can be transferred to single operating entities if necessary.

Banking segment

In this segment, the treasury function is responsible for liquidity management and the risk function is responsible for monitoring liquidity risk for regulatory as well as internal purposes. Liquidity risk monitoring includes a reporting process for limit breaches and provisions for emergency planning. Liquidity risk measurement is based on Dresdner Bank’s liquidity management system, which models the maturities of all cash flows under different scenario assumptions and compiles a maturity mismatch profile (i.e., net cash flow for different maturities) taking into account available prime-rated securities as additional source of liquidity. Limits on liquidity gaps are established to manage short-term liquidity risk. Funding ratio limits are established for managing medium- and long-term structural liquidity risk for maturities of more than one year.

Asset Management segment

We limit liquidity risk by continually reconciling the cash flows from our operating business with our commitments to pay liabilities. Forecasting and managing liquidity is a regular process, designed to meet both regulatory requirements and Allianz Group standards.

Reputational risk

Reputational risk is the risk of direct loss or loss in future business caused by a decline in the reputation of the Allianz Group or one or more of its specific operating entities from the perspective of its stakeholders—shareholders, customers, staff, business partners or the general public. First, every action, existing or new transaction or product can lead to losses in the value of our reputation, either directly or indirectly, and can also result in losses in other risk categories. Second, every loss in other risk categories, irrespective of its size, can pose reputational risk to the Allianz Group. Therefore, reputational risk can both cause and result from losses in all risk categories such as market or credit risks.

Group Risk identifies and assesses this risk qualitatively as part of a quarterly evaluation. On the basis of this evaluation, Group Risk creates an overview of local and global risks which also includes reputational risks, analyses the risk profile of the Allianz Group and regularly informs management about the current situation.

Strategic risk

Strategic risk is the risk of an unexpected negative change in the company value, arising from the adverse effect of management decisions on both business strategies and their implementation. This risk is a function of the compatibility between strategic goals, the business strategies developed to achieve those goals and the resources deployed to achieve those goals. Strategic risk also includes the ability of management to effectively analyze and react to external factors, which could impact the future direction of the relevant operating entity.

These risks are evaluated and analyzed quarterly in the same way as reputational risk.

Outlook

We plan to continue to strengthen our risk management framework and systems in 2008. In particular, we are striving to constantly improve our accumulation monitoring systems, particularly those related to natural and man-made catastrophes, and are continuing to develop and extend our modeling capabilities for catastrophe risk.

In 2007, a key initiative started to consolidate infrastructure and to establish a best practice technical platform. Once fully operational, this platform will allow for efficient and auditable processes and enhanced capabilities to analyze, aggregate and manage risks across the Group.

In early 2008, we introduced our enhanced internal risk capital model for the purpose of quarterly risk reporting and risk related-performance measurement EVA in the Life/ Health segment. The enhanced model is part of an integrated approach addressing also the calculation of Market Consistent Embedded Value (“MCEV”), which, on an economic basis, is considered the shareholders’ future profit embedded in the issued Life/Health business. This model change, applied per January 1, 2008, is expected to result in an increase of Group diversified internal risk capital for the Life/Health segment by approximately €2.2 billion.

In 2007, we reviewed the risk factor incorporated within the model used to derive business risk capital for the Asset Management segment. As a result, a level of conservatism within this factor will be reduced starting in 2008 to better reflect the risk capital needs of this segment.

Solvency II is a major European project and is expected to lead to significant changes to the European insurance solvency requirements in the coming years; therefore, the Allianz Group is actively participating in the process. We are continuously providing feedback on the proposals and analyses of the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) and the EU Commission. Furthermore, we participate in the Quantitative Impact Studies and give technical advice, for instance, through the Chief Risk Officer Forum, which is comprised of the Chief Risk Officers of the major European insurance companies and financial conglomerates. It is our aim to have our internal risk capital model, as well as our risk management practices, comply with the forthcoming internal and supervisory requirements at an early stage, and accordingly, we are constantly reviewing them on the basis of the evolving standards.

ITEM 12.	Description of Securities other than Equity Securities

Not applicable

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

ITEM 15.	Controls and Procedures

For its fiscal year ending December 31, 2007, Allianz performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. In doing so, we recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance of achieving the desired control objectives. Allianz’s management is required to apply judgment in evaluating the risks facing Allianz in achieving its objectives, in determining the risks that are considered acceptable to bear, in assessing the likelihood of the risks concerned materializing, in identifying its ability to reduce the incidence and impact of the risks that do materialize and in ensuring the costs of operating particular controls are proportionate to the benefit.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated Allianz’s disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, in light of the judgments noted above as of the end of the period covered by this report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that these disclosure controls and procedures provided reasonable assurance as to effectiveness as of December 31, 2007.

Management’s Annual Report on Internal Control Over Financial Reporting

The management of Allianz is responsible for establishing and maintaining adequate internal control over financial reporting. Allianz’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”)(1).

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Allianz; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, that our receipts and expenditures are being made only in accordance with the authorizations of the management and the directors of Allianz; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Allianz’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework.” Based on this assessment, Allianz’s management has concluded that Allianz maintained effective internal control over financial reporting as of December 31, 2007.

Report of Independent Registered Public Accounting Firm

To the Board of Management and Supervisory Board of Allianz SE:

We have audited Allianz SE and its subsidiaries (collectively, “the Allianz Group”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Allianz Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Allianz Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted

(1)	as issued by the IASB and adopted by the European Union

accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Allianz Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Allianz Group as of December 31, 2007 and 2006, and the related consolidated income statements, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2007 including the disclosures provided in the Qualitative and Quantitative Disclosures about Market Risk on pages 167 to 189, and our report dated March 19, 2008, expressed an unqualified opinion on those consolidated financial statements.

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Munich, Germany

March 19, 2008

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during fiscal year 2007, which have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

Our Supervisory Board has determined that Dr. Franz B. Humer, Dr. Wulf H. Bernotat and Igor Landau meet the criteria of an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F. Dr. Franz B. Humer, Dr. Wulf H. Bernotat and Igor Landau are “independent” members of the Supervisory Board in accordance with NYSE listing standards applicable to Allianz SE.

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

The table set forth below contains aggregate fees billed for each of the last two fiscal years by KPMG DTG or KPMG DTG and the world wide member firms of KPMG International (or “KPMG”) in the following categories: (i) Audit Fees, which comprise fees billed for services rendered for the audit of the Allianz Group’s consolidated financial statements, the statutory audits of the financial statements of Allianz SE and its subsidiaries or services the are normally provided in connection with statutory and regulatory filings or engagements; (ii) Audit-Related Fees, which comprise fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and which are not reported under (i): (iii) Tax Fees, which comprise fees billed for professional services rendered for tax advice and tax compliance; and (iv) All Other Fees, which comprise fees billed for all other products and services provided other than the services reported under (i) through (iii).

Fees of KPMG worldwide

	2007	2006
	€ mn	€ mn
Audit fees	49.0	57.8
Audit-related fees	9.8	8.1
Tax fees	4.2	6.0
All other fees	4.1	7.0

Total(1)	67.1	78.9

(1)

Fees attributable to KPMG DTG and affiliated entities for audit fees were € 24.3 mn (2006: € 24.7), audit-related fees € 7.9 mn (2006: € 3.6 mn), tax fees € 2.7 mn (2006: € 2.7 mn) and all other fees € 2.5 mn (2006: € 3.6 mn) for the year ended December 31, 2007. Effective October 1, 2007, KPMG operations in Germany and the United Kingdom became affiliated entities. Fee amounts pertaining to the year 2007 therefore include both entities.

Audit Fees KPMG billed the Allianz Group an aggregate of € 49.0 million in 2007 and € 57.8 million in 2006 in connection with professional services rendered for the audit of our annual consolidated financial statements and services normally provided by KPMG in connection with statutory and regulatory filings or engagements. These services consisted mainly of periodic review engagements and the annual audit.

Audit-related fees KPMG billed the Allianz Group an aggregate of € 9.8 million in 2007 and € 8.1 million in 2006 for assurance and related services. These services consisted primarily of advisory and consulting services related to accounting and financial reporting standards and financial due diligence services.

Tax fees KPMG billed the Allianz Group an aggregate of € 4.2 million in 2007 and € 6.0 million in 2006 for professional services, primarily for tax advice.

All other fees KPMG billed the Allianz Group an aggregate of € 4.1 million in 2007 and € 7.0 million in 2006 for other services, which consisted primarily of general consulting services and other services under the guidance of Allianz Group management.

All services provided by KPMG to Allianz Group companies must be approved by the Audit Committee of the Allianz SE Supervisory Board. Services other than audit services must be pre-approved by the Audit Committee. The Audit Committee pre-approval process is based on the use of a “Positive List” of activities decided by the Audit Committee and, in addition, a “Guiding Principles and User Test” is applied. All internal control-related services are specifically pre-approved by the Audit Committee. Group Compliance and KPMG report to the Audit Committee periodically with respect to services performed. In 2007, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services subject to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X was less than 5%.

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

The table below sets forth the information with respect to purchases made by or on behalf of Allianz SE or any “affiliated purchaser”, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, of Allianz SE shares for the year ended December 31, 2007.

Period	Total Number of Shares Purchased (1)		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1/1/07-1/31/07	—		—		N/A	N/A
February 2/1/07-2/28/07	—		—
March 3/1/07-3/31/07	—		—
April 4/1/07-4/30/07	—		—
May 5/1/07-5/31/07	—		—
June 6/1/07-6/30/07	—		—
July 7/1/07-7/31/07	—		—
August 8/1/07-8/31/07	—		—
September 9/1/07-9/30/07	—		—
October 10/1/07-10/31/07	—		—
November 11/1/07-11/30/07	1,025,643	(2)	154,07	(2)
December 12/1/07-12/31/07	—		—

Total	1,025,643		154,07

(1)

This table excludes market-making and related hedging purchases by Dresdner Bank and certain other Allianz Group entities. The table also excludes Allianz SE shares purchased by investment funds managed by Allianz Group entities for clients in accordance with investment strategies that are established by fund managers acting independently of Allianz SE.

(2)	Allianz SE purchased these newly issued shares in connection with the Allianz Group’s Employee Stock Purchase Plan.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

See page F-1 forward for the consolidated financial statements required by this item.

ITEM 19.	Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Document
1.1	Statutes of Allianz SE, dated November 2007
7.1	Statement regarding ratio of earnings to fixed charges
8.1	List of subsidiaries
12.1	Certification of the Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprufungsgesellschaft

ALLIANZ GROUP

Report of Independent Registered Public Accounting Firm

To the Board of Management and Supervisory Board of Allianz SE:

We have audited the accompanying consolidated balance sheets of Allianz SE and subsidiaries (collectively, “the Allianz Group”) as of December 31, 2007 and 2006, and the related consolidated income statements, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2007 including the disclosures provided in the Qualitative and Quantitative Disclosures about Market Risk on pages 167 to 189. In connection with our audits of the consolidated financial statements we have also audited the accompanying financial statement schedules I to IV. These consolidated financial statements and financial statement schedules are the responsibility of the Allianz Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Allianz Group as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with International Financial Reporting Standards, as issued by the IASB and as adopted by the EU. Also in our opinion, the related financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Allianz Group’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 19, 2008, expressed an unqualified opinion on the effectiveness of the Allianz Group’s internal control over financial reporting.

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Munich, Germany

March 19, 2008

Allianz Group

Consolidated Balance Sheets

As of December 31,		2007	2006
	Note	€ mn	€ mn
ASSETS
Cash and cash equivalents	6	31,337	33,031
Financial assets carried at fair value through income1)	7	185,461	198,992
Investments2)	8	286,952	298,134
Loans and advances to banks and customers	9	396,702	423,765
Financial assets for unit linked contracts		66,060	61,864
Reinsurance assets	10	15,312	19,360
Deferred acquisition costs	11	19,613	19,135
Deferred tax assets	41	4,771	4,727
Other assets	12	41,528	38,001
Intangible assets	13	13,413	13,072

Total assets		1,061,149	1,110,081

As of December 31,		2007	2006
	Note	€ mn	€ mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	14	126,053	121,822
Liabilities to banks and customers	15	336,494	376,565
Unearned premiums	16	15,020	14,868
Reserves for loss and loss adjustment expenses	17	63,706	65,464
Reserves for insurance and investment contracts	18	292,244	287,032
Financial liabilities for unit linked contracts	19	66,060	61,864
Deferred tax liabilities	41	3,973	4,588
Other liabilities	20	49,324	49,764
Certificated liabilities	21	42,070	54,922
Participation certificates and subordinated liabilities	22	14,824	16,362

Total liabilities		1,009,768	1,053,251

Shareholders’ equity	23	47,753	49,650
Minority interests	23	3,628	7,180

Total equity		51,381	56,830

Total liabilities and equity		1,061,149	1,110,081

1)	As of December 31, 2007, €23,163 mn are pledged to creditors and can be sold or repledged (2006: €90,211 mn).
2)	As of December 31, 2007, €7,384 mn are pledged to creditors and can be sold or repledged (2006: €3,156 mn).

Allianz Group

Consolidated Income Statements

		2007	2006	2005
	Note	€ mn	€ mn	€ mn
Premiums written		65,788	65,275	64,766
Ceded premiums written		(5,934)	(6,218)	(6,429)
Change in unearned premiums		(492)	(533)	(655)
Premiums earned (net)	24	59,362	58,524	57,682
Interest and similar income	25	26,047	23,956	22,644
Income from financial assets and liabilities carried at fair value through income (net)	26	(1,247)	940	1,163
Realized gains/losses (net)	27	6,548	6,151	4,978
Fee and commission income	28	9,440	8,856	8,162
Other income	29	217	86	92
Income from fully consolidated private equity investments	30	2,367	1,392	598

Total income		102,734	99,905	95,319

Claims and insurance benefits incurred (gross)		(46,409)	(45,523)	(46,802)
Claims and Insurance benefits incurred (ceded)		3,287	3,226	4,032
Claims and insurance benefits incurred (net)	31	(43,122)	(42,297)	(42,770)
Change in reserves for insurance and investment contracts (net)	32	(10,685)	(11,375)	(11,176)
Interest expense	33	(6,672)	(5,759)	(6,377)
Loan loss provisions	34	113	(36)	109
Impairments of investments (net)	35	(1,272)	(775)	(540)
Investment expenses	36	(1,057)	(1,108)	(1,092)
Acquisition and administrative expenses (net)	37	(23,218)	(23,486)	(22,559)
Fee and commission expenses	38	(2,673)	(2,351)	(2,312)
Amortization of intangible assets		(17)	(51)	(50)
Restructuring charges	49	(232)	(964)	(100)
Other expenses	39	(14)	1	(51)
Expenses from fully consolidated private equity investments	40	(2,317)	(1,381)	(572)

Total expenses		(91,166)	(89,582)	(87,490)

Income before income taxes and minority interests in earnings		11,568	10,323	7,829
Income taxes	41	(2,854)	(2,013)	(2,063)
Minority interests in earnings		(748)	(1,289)	(1,386)

Net income		7,966	7,021	4,380

		€	€	€
Basic earnings per share	50	18.00	17.09	11.24
Diluted earnings per share	50	17.71	16.78	11.14

Allianz Group

Consolidated Statements of Changes in Equity

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity	Minority interests	Total equity
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of January 1, 2005, as previously reported	19,433	5,893	(2,634)	7,303	29,995	7,696	37,691
Adjustments (Note 3)	—	(559)	—	(272)	(831)	771	(60)

Balance as of January 1, 2005	19,433	5,334	(2,634)	7,031	29,164	8,467	37,631
Foreign currency translation adjustments	—	—	1,601	50	1,651	33	1,684
Available-for-sale investments
Unrealized gains and losses (net) arising during the year1)	—	—	—	3,805	3,805	549	4,354
Transferred to net income on disposal2)	—	—	—	(1,114)	(1,114)	(133)	(1,247)
Cash flow hedges	—	—	—	3	3	—	3
Miscellaneous	—	370	—	—	370	141	511
Total income and expense recognized directly in shareholders’ equity	—	370	1,601	2,744	4,715	590	5,305
Net income	—	4,380	—	—	4,380	1,386	5,766
Total recognized income and expense for the year	—	4,750	1,601	2,744	9,095	1,976	11,071
Paid-in capital	2,183	—	—	—	2,183	—	2,183
Treasury shares	—	352	—	—	352	—	352
Transactions between equity holders	—	(1,742)	1	277	(1,464)	(1,328)	(2,792)
Dividends paid	—	(674)	—	—	(674)	(729)	(1,403)

Balance as of December 31, 2005	21,616	8,020	(1,032)	10,052	38,656	8,386	47,042
Foreign currency translation adjustments	—	—	(1,175)	(4)	(1,179)	(276)	(1,455)
Available-for-sale investments
Unrealized gains and losses (net) arising during the year1)	—	—	—	4,731	4,731	20	4,751
Transferred to net income on disposal2)	—	—	—	(1,744)	(1,744)	(146)	(1,890)
Cash flow hedges	—	—	—	1	1	—	1
Miscellaneous	—	246	—	—	246	111	357
Total income and expense recognized directly in shareholders’ equity	—	246	(1,175)	2,984	2,055	(291)	1,764
Net income	—	7,021	—	—	7,021	1,289	8,310
Total recognized income and expense for the year	—	7,267	(1,175)	2,984	9,076	998	10,074
Paid-in capital	129	—	—	—	129	—	129
Treasury shares	—	910	—	—	910	—	910
Transactions between equity holders	3,653	(2,316)	(3)	356	1,690	(1,552)	138
Dividends paid	—	(811)	—	—	(811)	(652)	(1,463)

Balance as of December 31, 2006	25,398	13,070	(2,210)	13,392	49,650	7,180	56,830
Foreign currency translation adjustments	—	—	(1,378)	(2)	(1,380)	(214)	(1,594)
Available-for-sale investments
Unrealized gains and losses (net) arising during the year1)	—	—	—	(1,123)	(1,123)	(41)	(1,164)
Transferred to net income on disposal2)	—	—	—	(2,484)	(2,484)	(101)	(2,585)
Cash flow hedges	—	—	—	35	35	—	35
Miscellaneous	—	(77)	—	—	(77)	116	39
Total income and expense recognized directly in shareholders’ equity	—	(77)	(1,378)	(3,574)	(5,029)	(240)	(5,269)
Net income	—	7,966	—	—	7,966	748	8,714
Total recognized income and expense for the year	—	7,889	(1,378)	(3,574)	2,937	508	3,445
Paid-in capital	158	—	—	—	158	—	158
Treasury shares	—	269	—	—	269	—	269
Transactions between equity holders	2,765	(6,968)	(68)	652	(3,619)	(3,707)	(7,326)
Dividends paid	—	(1,642)	—	—	(1,642)	(353)	(1,995)

Balance as of December 31, 2007	28,321	12,618	(3,656)	10,470	47,753	3,628	51,381

1)

During the year ended December 31, 2007 unrealized gains and losses (net) arising during the year included in shareholders’ equity are net of deferred tax benefit of €720 mn (2006: deferred tax benefit of €478 mn; 2005: deferred tax charge of €568 mn).

2)	During the year ended December 31, 2007, realized gains/losses (net) transferred to net income on disposal are net of income tax charge of €206 mn (2006: €308 mn; 2005: €303 mn).

Allianz Group

Consolidated Statements of Cash Flows

	2007	2006	2005
	€ mn	€ mn	€ mn
Summary:
Net cash flow provided by operating activities	12,706	20,681	47,200
Net cash flow provided by (used in) investing activities	(4,643)	(34,866)	(22,811)
Net cash flow provided by (used in) financing activities	(9,642)	15,647	(8,442)
Effect of exchange rate changes on cash and cash equivalents	(115)	(78)	72
Change in cash and cash equivalents	(1,694)	1,384	16,019
Cash and cash equivalents at beginning of period	33,031	31,647	15,628
Cash and cash equivalents at end of period	31,337	33,031	31,647

Cash flow from operating activities:
Net income	7,966	7,021	4,380
Adjustments to reconcile net income to net cash flow provided by operating activities
Minority interests in earnings	748	1,289	1,386
Share of earnings from investments in associates and joint ventures	(521)	(287)	(253)
Realized gains/losses (net) and impairments of investments (net) of:
Available-for-sale and held-to-maturity investments, investments in associates and joint ventures, real estate held for investment, loans to banks and customers	(5,276)	(5,376)	(4,438)
Other investments, mainly financial assets held for trading and designated at fair value through in-come	681	(938)	(1,546)
Depreciation and amortization	891	983	787
Loan loss provision	(113)	36	(109)
Interest credited to policyholder accounts	3,225	3,126	2,748
Net change in:
Financial assets and liabilities held for trading	18,948	19,265	10,371
Reverse repurchase agreements and collateral paid for securities borrowing transactions	30,215	(27,294)	72,504
Repurchase agreements and collateral received from securities lending transactions	(48,143)	14,188	(47,688)
Reinsurance assets	716	663	428
Deferred acquisition costs	(932)	(1,434)	(1,753)
Unearned premiums	341	593	876
Reserves for losses and loss adjustment expenses	(389)	(188)	2,621
Reserves for insurance and investment contracts	6,675	7,025	7,634
Deferred tax assets/liabilities	55	292	(39)
Other (net)	(2,381)	1,717	(709)
Subtotal	4,740	13,662	42,820

Net cash flow provided by operating activities	12,706	20,681	47,200

Cash flow from investing activities
Proceeds from the sale, maturity or repayment of:
Financial assets designated at fair value through income	8,219	7,207	9,981
Available-for-sale investments	130,421	118,747	137,915
Held-to-maturity investments	317	336	534
Investments in associates and joint ventures	1,902	730	3,938
Non-current assets and disposal groups held for sale	4	2,253	792
Real estate held for investment	889	1,376	1,091
Loans and advances to banks and customers (purchased loans)	8,689	8,365	5,195
Property and equipment	607	453	113

Subtotal	151,048	139,467	159,559

Allianz Group

Consolidated Statements of Cash Flows—(Continued)

	2007	2006	2005
	€ mn	€ mn	€ mn
Payments for the purchase or origination of:
Financial assets designated at fair value through income	(11,220)	(9,680)	(11,278)
Available-for-sale investments	(129,060)	(131,290)	(161,418)
Held-to-maturity investments	(301)	(280)	(255)
Investments in associates and joint ventures	(1,509)	(491)	(934)
Non-current assets and disposal groups held for sale	(1,073)	—	(178)
Real estate held for investment	(430)	(860)	(1,064)
Loans and advances to banks and customers (purchased loans)	(12,286)	(10,598)	(5,493)
Property and equipment	(832)	(1,588)	(1,126)
Subtotal	(156,711)	(154,787)	(181,746)
Business combinations (Note 4):
Proceeds from sale, net of cash disposed	372	—	2,029
Acquisition, net of cash acquired	(670)	(344)	—
Change in other loans and advances to banks and customers (originated loans)	43	(19,224)	(1,877)
Other (net)	1,275	22	(776)

Net cash flow used in investing activities	(4,643)	(34,866)	(22,811)

Cash flow from financing activities
Policyholders’ account deposits	12,810	13,234	14,118
Policyholders’ account withdrawals	(9,365)	(8,432)	(5,560)
Net change in liabilities to banks and customers	9,007	13,524	(19,167)
Proceeds from the issuance of certificated liabilities, participation certificates and subordinated liabilities	59,191	103,429	115,422
Repayments of certificated liabilities, participation certificates and subordinated liabilities	(71,627)	(103,946)	(111,737)
Cash inflow from capital increases	115	98	2,159
Transactions between equity holders	(7,326)	(70)	(2,932)
Dividends paid to shareholders	(1,995)	(1,463)	(1,403)
Net cash from sale or purchase of treasury shares	(34)	(458)	2,061
Other (net)	(418)	(269)	(1,403)

Net cash flow provided by (used in) financing activities	(9,642)	15,647	(8,442)

Supplementary information on the consolidated statement of cash flows
Income taxes paid	(2,856)	(2,241)	(1,644)
Dividends received	2,526	1,946	1,476
Interest received	22,256	20,552	19,770
Interest paid	(6,697)	(5,556)	(6,332)

Significant non-cash transactions:
Settlement of exchangeable bonds issued by Allianz Finance II B.V. with shares:
Available-for-sale investments	(812)	(1,074)	—
Certificated liabilities	(812)	(1,074)	—
Novation of quota share reinsurance agreement:
Reinsurance assets	(2,469)	(1,111)	(1,117)
Deferred acquisition costs	145	76	76
Payables from reinsurance contracts	(2,324)	(1,035)	(1,041)
Effects from the merger of RAS with and into Allianz AG (Note 4):
Revenue reserves	—	(2,362)	—
Minority interests	—	(1,659)	—
Paid-in capital	—	3,653	—
Unrealized gains and losses (net)	—	368	—
Effects from buy-out of AGF minorities (Note 4):
Revenue reserves	(1,843)	—	—
Unrealized gains and losses (net)	146	—	—
Minority interests	(1,068)	—	—
Paid-in capital	2,765	—	—
Proceeds from sales of available-for-sale investments:
Debt securities	89,355	89,813	107,929
Equity securities	27,485	21,696	24,800

Total	116,840	111,509	132,729

Notes to the Allianz Group’s Consolidated Financial Statements

1    Nature of operations and basis of presentation

Nature of operations

Allianz SE and its subsidiaries (“the Allianz Group”) have global Property-Casualty insurance, Life/Health insurance, Banking and Asset Management operations in more than 70 countries, with the largest of its operations in Europe. The Allianz Group’s headquarters are located in Munich, Ger-many. The parent company of the Allianz Group is Allianz SE, Munich. It is recorded in the Commercial Register of the municipal court Munich under its registered address at Königinstraße 28, 80802 Munich.

Basis of presentation

The consolidated financial statements of the Allianz Group have been prepared in conformity with International Financial Reporting Standards (“IFRS”), as adopted under European Union (“EU”) regulations in accordance with section 315a of the German Commercial Code (“HGB”). The consolidated financial statements of the Allianz Group have also been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”). The Allianz Group’s application of IFRSs results in no differences between IFRS as adopted by the EU and IFRS as issued by the IASB. Within these consolidated financial statements, the Allianz Group has applied all standards and interpretations issued by the IASB that are compulsory as of December 31, 2007.

IFRS does not provide specific guidance concerning all aspects of the recognition and measurement of insurance and reinsurance contracts. Therefore, as envisioned in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the provisions embodied under accounting principles generally accepted in the United States of America (“US GAAP”) have been applied to those aspects where specific guidance is not provided by IFRS 4, Insurance Contracts. See Note 3 regarding changes to IFRS effective Janu-ary 1, 2007. The consolidated financial statements are presented in millions of Euro (€).

2    Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements of the Allianz Group include those of Allianz SE, its subsidiaries and certain investment funds and special purpose entities (“SPEs”). Subsidiaries, investment funds and SPEs, hereafter “subsidiaries”, which are directly or indirectly controlled by the Allianz Group, are consolidated. Control exists when the Allianz Group has the power to govern the financial and operating policies of the subsidiary. Subsidiaries are consolidated from the date control is obtained by the Allianz Group. Subsidiaries are consolidated until the date that the Allianz Group no longer maintains control. The Allianz Group has used interim financial statements for certain subsidiaries whose fiscal year is other than December 31, but not exceeding a lag of three months. The effects of intra-Allianz Group transactions have been eliminated.

A business combination occurs when the Allianz Group obtains control over a business. Business combinations are accounted for by applying the purchase method. The purchase method requires that the Allianz Group allocates the cost of a business combination on the date of acquisition by recognizing the acquiree’s identifiable assets, liabilities and certain contingent liabilities at their fair values. The cost of a business combination represents the fair value of the consideration given and any costs directly attributable to the business combination. If the acquisition cost of the business combination exceeds the Allianz Group’s proportionate share of the fair value of the net assets of the acquiree, the difference is recorded as goodwill. Any minority interest is recorded at the minority’s proportion of the fair value of the net assets of the acquiree.

Acquisitions and disposals of minority interests are treated as transactions between equity holders. Therefore, any difference between the acquisition cost or sale price of the minority interest and the carrying amount of the minority interest is recognized as an increase or decrease of equity.

For business combinations with an agreement date before March 31, 2004, minority interests are

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Third party assets held in an agency or fiduciary capacity are not assets of the Allianz Group and are not presented in these consolidated financial statements.

Associated enterprises and joint ventures

Associated enterprises are entities over which the Allianz Group can exercise significant influence and which are not joint ventures. Significant influence is the power to participate in, but not to control, the financial and operating policies within an enterprise. Significant influence is presumed to exist where the Allianz Group has at least 20% but not more than 50 % of the voting rights. Joint ventures are entities over which the Allianz Group and one or more other parties have joint control.

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

Foreign currency translation

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Real estate held for investment

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

Financial assets and liabilities

Recognition and classification

Financial assets and liabilities are generally recognized on trade date, when the Allianz Group has entered into contractual arrangements with counterparties to purchase securities or incur a liability.

Financial assets are either carried at fair value through income, or they are categorized into available-for-sale investments, held-to-maturity investments, loans and advances to banks and customers, financial assets for unit-linked assets or funds held by others under reinsurance contracts assumed.

Fair value of financial assets and liabilities

The fair values of financial instruments that are traded in active markets are based on quoted market prices or dealer price quotations on the last exchange trading day prior to and including the balance sheet date. The quoted market price used for a financial asset held by the Group is the current bid price; the quoted market price used for financial liabilities is the current ask price. The impact of the Allianz Group’s own credit spread on liabilities carried at fair value is calculated by discounting future cash flows at a rate which incorporates the group’s observable credit spreads.

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The valuation techniques used are based on market observable inputs when available. Such market inputs include references to recently quoted prices for identical instruments from an active market, quoted prices for identical instruments from an inactive market, quoted prices for similar instruments from active markets, quoted prices for similar instruments from inactive markets. Market observable inputs also include interest rate yield curves, option volatilities and foreign currency exchange rates. Where observable market prices are not available, fair value is based on appropriate valuation techniques using non-market observable inputs. Valuation techniques include net present value techniques, the discounted cash flow method, comparison to similar instruments for which observable market prices exist and other valuation models. In the process, appropriate adjustments are made for credit and measurement risks.

Due to the worldwide financial market crisis, some markets faced a significant shortage of liquidity, which affected the valuation techniques used by the Allianz Group to measure fair value. For certain financial instruments, the market has been completely illiquid and market prices were no longer available. In addition, the market prices of certain asset-backed securities (“ABS”)-based products declined significantly.

For the portfolio of ABS-based products, primarily consisting of residential mortgage backed securities (“RMBS”) and collateralized debt obligations (“CDOs”) that were affected by the financial market crisis, the availability of price quotations from a functioning market were limited during the second half of 2007 and as of December 31, 2007. Therefore, the valuations for these financial instruments were derived based on the market values of similar financial instruments. The market quotations used were taken from other market participants and competitors, which management believes are representative of the market. If this were not possible due to a lack of price quotations, the vintage and rating-specific valuations of the ABX.HE (Home Equity) index were used. The Allianz Group strictly adhered to these ABX.HE valuations.

Financial assets and liabilities carried at fair value through income

Financial assets carried at fair value through income include financial assets and liabilities held for trading and financial assets and liabilities designated at fair value through income.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Financial assets held for trading consist of debt and equity securities, promissory notes and precious metal holdings, which have been acquired principally for the purpose of generating a profit from short-term fluctuations in price, and derivative financial instruments with positive fair values that do not meet the criteria for hedge accounting. Financial assets held for trading are reported at fair value. Changes in fair value are recognized directly in net income for the period.

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

Financial assets and liabilities designated at fair value through income are recorded at fair value with changes in fair value recorded in net income for the period. A financial instrument may only be designated at inception as held at fair value through income and cannot subsequently be changed.

Available-for-sale investments

Available-for-sale investments are securities that are designated as available-for-sale or are not classified as held-to-maturity, loans and advances to banks and customers, or financial assets carried at fair value through income. Available-for-sale securities are recorded at fair value. Unrealized gains and losses, which are the difference between fair value and cost or amortized cost, are included as a separate component of shareholders’ equity, net of deferred taxes and the latent reserve for premium refunds to the extent that policyholders will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized. Realized gains and losses on securities are generally determined by applying the average cost method at the subsidiary level.

Available-for-sale equity securities include investments in limited partnerships. The Allianz Group records its investments in limited partnerships at cost, where the ownership interest is less than 20%, as the limited partnerships do not have a quoted market price and fair value cannot be reliably measured. The Allianz Group accounts for its investments in limited partnerships with ownership interests of 20% or greater using the equity method due to the rebuttable presumption that the limited partner has no control over the limited partnership.

Held-to-maturity investments

Held-to-maturity investments are debt securities which the Allianz Group has the positive intent and ability to hold to maturity. These securities are recorded at amortized cost using the effective interest method over the life of the security, less any impairment losses. Amortization of premium or discount is included in interest and similar income.

Impairment of available-for-sale and held-to-maturity investments

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

declines in the fair value at subsequent reporting dates are recognized as impairments. Therefore, at each reporting period, for an equity security that is determined to be impaired based upon the Allianz Group’s impairment criteria, an impairment is recognized for the difference between the fair value and the original cost basis, less any previously recognized impairments.

In a subsequent period, if the fair value of an available-for sale debt security instrument increases and the increase can be objectively related to an event occurring after the recognition of an impairment loss, such as an improvement in the debtor’s credit rating, the impairment is reversed through impairments of investments (net). Reversals of impairments of available-for-sale equity securities are not recorded through the income statement.

Loans and advances to banks and customers

Loans and advances to banks and customers are financial assets with fixed or determinable payments, that are not quoted in an active market, are not classified as available-for-sale investments or held-to-maturity investments, financial assets held for trading, or financial assets designated at fair value through income. Loans to banks and customers are initially recorded at fair value plus transaction costs, and subsequently recorded at amortized cost using the effective interest rate method. Interest income is accrued on the unpaid principal balance, net of charge-offs. Using the effective interest method, net deferred fees and premiums or discounts are recorded as an adjustment of interest income yield over the lifes of the related loans.

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

Impairment of loans

Loan loss allowance is recognized for loans for which there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan, and that loss event

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Portfolio allowances are established for all loans that are not considered individually significant and have not been individually assessed. These loans are segmented into portfolios of homogeneous loans exhibiting similar loss characteristics, and allowances are calculated using statistical methods based upon historical loss rates which are regularly updated. Portfolio allowances are presented within the specific allowance category.

Country risk allowances are established for transfer risk. Transfer risk is a measure of the likely ability of a borrower in a country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in the country. Country risk allowances are based on a country risk rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile. Loans with specific allowances are excluded from the country risk rating system, and countries provided for within the country risk allowance are excluded from the determination of the transfer risk component of the general allowance. Country risk allowances are presented within the specific or general risk category, as appropriate.

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Funds held by others under reinsurance contracts

Funds held by others under reinsurance contracts assumed relate to cash deposits to which the Allianz Group is entitled, but which the ceding insurer retains as collateral for future obligations of the Allianz Group. The cash deposits are recorded at face value, less any impairments for balances that are deemed to be not recoverable.

Liabilities to banks and customers

Liabilities to banks and customers include repurchase (“repo”) agreements and securities lending transactions. Repo transactions involve the sale of securities by the Allianz Group to a counterparty, subject to the simultaneous agreement to repurchase these securities at a certain later date, at an agreed price. If control of the securities remains with the Allianz Group over the entire lifetime of the transaction, the securities concerned are not derecognized by the Allianz Group. The proceeds of the sale are reported under liabilities to banks or customers. Interest expense from repo transactions is accrued over the duration of the agreements and reported in interest and similar expenses.

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Hedges of a net investment in a foreign entity

Hedge accounting may be applied to derivative financial instruments used to hedge the foreign currency risk associated with a net investment in a foreign entity. The proportion of gains or losses arising from valuation of the derivative financial instrument, which is determined to be an effective hedge, is recognized in unrealized gains and losses (net) in shareholders’ equity, while any ineffectiveness is recognized directly in net income.

For all fair value hedges, cash flow hedges, and hedges of a net investment in a foreign entity, the derivative financial instruments are included in other assets or other liabilities.

The Allianz Group discontinues hedge accounting prospectively when it is determined that the derivative financial instrument is no longer highly effective, when the derivative financial instrument or the hedged item expires, or is sold, terminated or exercised, or when the Allianz Group determines that designation of the derivative financial instrument as a hedging instrument is no longer appropriate. After a fair value hedge is discontinued, the Allianz Group continues to report the derivative financial instrument at its fair value with changes in fair value recognized in net income, but changes in the fair value of the hedged item are no longer recognized in net income. After hedge accounting for a cash flow hedge is discontinued, the Allianz Group continues to record the derivative financial instrument at its fair value; any net unrealized gains and losses accumulated in shareholders’ equity are recognized when the planned transaction occurs. After a hedge of a net investment in a foreign entity is discontinued, the Allianz Group continues to report the derivative financial instrument at its fair value and any net unrealized gains or losses accumulated in shareholders’ equity remain in shareholders’ equity until the disposal of the foreign entity.

Derivative financial instruments are netted when there is a legally enforceable right to offset with the same counter-party and the Allianz Group intends to settle on a net basis.

Derecognition of financial assets and liabilities

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the Allianz Group transfers the asset and substantially all of the risks and rewards of ownership or transfers the asset and loses control of the asset. A financial liability is derecognized when it is extinguished.

Insurance, investment and reinsurance contracts

Insurance and investment contracts

Contracts issued by insurance subsidiaries of the Allianz Group are classified according to IFRS 4 as insurance or investment contracts. Contracts under which the Allianz Group accepts significant insurance risk from a policyholder are classified as insurance contracts. Contracts under which the Allianz Group does not accept significant insurance risk are classified as investment contracts. Certain insurance and investment contracts include discretionary participation features. All insurance contracts and investment contracts with discretionary participating features are accounted for under the provisions of US GAAP, including SFAS 60, SFAS 97 and SFAS 120. Investment contracts without discretionary participation features are accounted for as financial instruments in accordance with IAS 39.

Reinsurance contracts

The Allianz Group’s consolidated financial statements reflect the effects of ceded and assumed reinsurance contracts. Assumed reinsurance refers to the acceptance of certain insurance risks by Allianz that other companies have underwritten. Ceded reinsurance refers to the transfer of insurance risk, along with the respective premiums, to one or more reinsurers who will share in the risks. When the reinsurance contracts do not transfer significant insurance risk according to SFAS 113, deposit accounting is applied as required under SOP 98-7.

Assumed reinsurance premiums, commissions and claim settlements, as well as the reinsurance element of technical provisions are accounted for in accordance with the conditions of the reinsurance contracts and with consideration of the original contracts for which the reinsurance was concluded.

Premiums ceded for reinsurance and reinsurance recoveries on benefits and claims incurred are deducted from premiums earned and insurance and

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

To the extent that the assuming reinsurers are unable to meet their obligations, the Group remains liable to its policyholders for the portion reinsured. Consequently, allowances are made for receivables on reinsurance contracts which are deemed uncollectible.

Deferred acquisition costs

Deferred acquisition costs (“DAC”), present value of future profits (“PVFP”) and deferred sales inducements comprise the deferred acquisition costs in the balance sheet.

DAC generally consist of commissions, underwriting expenses and policy issuance costs, which vary with and are directly related to the acquisition and renewal of insurance contracts. These acquisition costs are deferred, to the extent they are recoverable, and are subject to recoverability testing at the end of each accounting period.

For short and long duration traditional products (SFAS 60) and limited payment products (SFAS 97), DAC is amortized in proportion to premium revenue recognized. For universal life, participating life, and investment-type products (SFAS 97 and SFAS 120), DAC is amortized over the contract life of a book of contracts based on estimated gross profit (“EGP”) or estimated gross margin (“EGM”), as appropriate, based on historical and anticipated future experience, which is evaluated regularly.

For investment contracts, acquisition costs are only deferred if the costs are incremental. Acquisition costs are incremental if the costs would not have been incurred if the related contracts would not have been issued.

PVFP is the present value of net cash flows anticipated in the future from insurance contracts in force at the date of acquisition and is amortized over the life of the related contracts. PVFP was determined using discount rates ranging from 12% to 15%. Interest accrues on the PVFP balance based upon the policy liability rate or contract rate. Interest accrues on PVFP at rates between 2.4% and 9.8%.

Deferred sales inducements on insurance contracts that meet the following criteria are deferred and amortized using the same methodology and assumptions used to amortized deferred acquisition costs:

•	recognized as part of reserves for insurance and investment contracts,

•	explicitly identified in the contract at inception,

•	incremental to amounts the Allianz Group credits on similar contracts without sales inducements, and

•	higher than the contract’s expected ongoing crediting rates for periods after the inducement.

Shadow accounting

Shadow accounting is applied to insurance and investment contracts with discretionary participating features, and SFAS 97 universal life type insurance contracts and SFAS 97 investment contracts. Shadow accounting is applied to DAC, PVFP, deferred sales inducements, unearned premium liabilities and the reserves for insurance and investment contracts to take into account the effect of unrealized gains or losses on insurance liabilities or assets in the same way as it is done for a realized gain or loss. These assets or liabilities are adjusted with corresponding charges or credits recognized directly to shareholders’ equity as a component of the related unrealized gains and losses.

Unearned premiums

For short-duration insurance contracts, such as property-casualty contracts, in accordance with SFAS 60, premiums written to be earned in future years are

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

recorded as unearned premiums. These premiums are earned in subsequent years in relation to the insurance coverage provided.

For long-duration insurance contracts, in accordance with SFAS 97, amounts charged as consideration for origination of the contract (i.e. initiation or front-end fees) are reported as unearned premium. These fees are recognized using the same methodology as DAC amortization.

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

Bifurcation

Certain of the Allianz Group’s universal life-type insurance contracts include options to replicate a market index (market value liability options or “MVLO”). These options are bifurcated from the insurance contracts and accounted for as derivatives.

Reserves for loss and loss adjustment expenses

Reserves are established for the payment of losses and loss adjustment expenses (“LAE”) on claims which have occurred but are not yet settled. Reserves for loss and loss adjustment expenses fall into two categories: case reserves for reported claims and incurred but not reported reserves (“IBNR”).

Case reserves for reported claims are based on estimates of future payments that will be made with respect to claims, including LAE relating to such claims. Such estimates are made on a case-by-case basis, based on the facts and circumstances available at the time the reserves are established. The estimates reflect the informed judgment of claims personnel based on general insurance reserving practices and knowledge of the nature and value of a specific type of claim. These case reserves are regularly reevaluated in the ordinary course of the settlement process and adjustments are made as new information becomes available.

IBNR reserves are established to recognize the estimated cost of losses that have occurred but where the Allianz Group has not yet been notified. IBNR reserves, similar to case reserves for reported claims, are established to recognize the estimated costs, including expenses, necessary to bring claims to final settlement. The Allianz Group relies on its past experience, adjusted for current trends and any other relevant factors to estimate IBNR reserves. IBNR reserves are estimates based on actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Trends in claim frequency, severity and time lag in reporting are examples of factors used in projecting the IBNR reserves. IBNR reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

The process of estimating loss and LAE reserves is by nature uncertain due to the large number of variables affecting the ultimate amount of claims. Some of these variables are internal, such as changes in claims handling procedures, introduction of new IT systems or company acquisitions and divestitures. Others are external, such as inflation, judicial trends, and legislative changes. The Allianz Group reduces the uncertainty in reserve estimates through the use of multiple actuarial and reserving techniques and analysis of the assumptions underlying each technique.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Aggregate policy reserves for long-duration insurance contracts, such as traditional life and health products, are computed in accordance with SFAS 60 using the net level premium method, which represents the present value of estimated future policy benefits to be paid less the present value of estimated future net premiums to be collected from policyholders. The method uses best estimate assumptions adjusted for a provision for adverse deviation for mortality, morbidity, expected investment yields, surrenders and expenses at the policy inception date, which remain locked in thereafter unless a premium deficiency occurs. DAC and PVFP for traditional life and health products are amortized over the premium paying period of the related policies in proportion to the earned premium using assumptions consistent with those used in computing the aggregate policy reserves.

The aggregate policy reserves for traditional participating insurance contracts are computed in accordance with SFAS 120 using the net level premium method. The method uses assumptions for mortality, morbidity and interest rates that are guaranteed in the contract or used in determining the policyholder dividends (or “premium refunds”). DAC and PVFP for traditional participating insurance products are amortized over the expected life of the contracts in proportion to EGMs based upon historical and anticipated future experience, which is determined on a best estimate basis and evaluated regularly. The present value of EGMs is computed using the expected investment yield. EGMs include premiums, investment income including realized gains and losses, insurance benefits, administration costs, changes in the aggregate reserves and policyholder dividends (or “premium refunds”). The effect of changes in EGMs are recognized in net income in the period revised.

The aggregate policy reserves for universal lifetype insurance contracts and unit linked insurance contracts in accordance with SFAS 97 are equal to the account balance, which represents premiums received and investment return credited to the policy less deductions for mortality costs and expense charges. DAC and PVFP for universal life-type and investment contracts are amortized over the expected life of the contracts in proportion to EGPs based upon historical and anticipated future experience, which is determined on a best estimate basis and evaluated regularly. The present value of EGPs is computed using the interest rate that accrues to the policyholders, or the credited rate. EGPs include margins from mortality, administration, investment income including realized gains and losses and surrender charges. The effect of changes in EGPs are recognized in net income in the period revised.

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The interest rate assumptions used in the calculation of deferred acquisition costs and aggregate policy reserves were as follows:

	Long- duration insurance contracts (SFAS 60)	Traditional participating insurance contracts (SFAS 120)
Deferred acquisition costs	2.5 – 6%	5 – 6%
Aggregate policy reserves	2.5 – 6%	2.8 – 4.3%

Aggregate policy reserves also include liabilities for guaranteed minimum death, and similar mortality and morbidity benefits related to non-traditional contracts, annuitization options, and sales inducements. These liabilities are calculated based on contractual obligations using actuarial assumptions. Contractually agreed sales inducements to contract holders include persistency bonuses, and are accrued over the period in which the insurance contract must remain in force to qualify for the inducement.

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

Reserves for premium refunds include the amounts allocated under the relevant local statutory or contractual regulations to the accounts of the policyholders and the amounts resulting from the differences between these IFRSs based financial statements and the local financial statements (“latent reserve for premium refunds”), which will reverse and enter into future profit participation calculations. Unrealized gains and losses recognized for available-for-sale investments are recognized in the latent reserve for premium refunds to the extent that policyholders will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized. The profit participation allocated to participating policyholders or disbursed to them reduces the reserve for premium refunds.

Methods and corresponding percentages for participation in profits by the policyholders are set out below for the most significant countries for latent reserves:

Country	Base	Percentage
Germany
Life1)	investments	90%
Health1)	investments	80%
France
Life	all sources of Profit	80%
Italy
Life	investments	85%
Switzerland
Group Life	all sources of Profit	90%
Individual Life	all sources of Profit	100%

1)	additionally an adequate participation in all other sources of profit.

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

Property and equipment includes real estate held for own use, equipment and software.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Real estate held for own use (e.g., real property and buildings, including buildings on leased land) is carried at cost less accumulated depreciation and impairments. The capitalized cost of buildings is calculated on the basis of acquisition cost and depreciated on a straight-line basis over a maximum of 50 years in accordance with their useful lives. Costs for repairs and maintenance are expensed as incurred, while improvements if they extend the useful life or increase the value of the asset are capitalized. An impairment is recognized when the recoverable amount of these assets is less than their carrying amount. Where it is not possible to identify separate cash flows for estimating the recoverable cost of an individual asset, an estimate of the recoverable amount of the cash generating unit to which the asset belongs is used.

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

Similar to goodwill, an intangible asset with an indefinite life is subject to an annual impairment test, or more frequently if there is an indication that it is not recoverable. The impairment test includes comparing the recoverable amount to the carrying amount. Where it is not possible to identify separate cash flows for estimating the recoverable amount of an individual asset, the Allianz Group estimates the recoverable amount of the cash generating unit to which the intangible asset belongs. An intangible asset is impaired if the carrying amount is greater than the recoverable amount. The impairment of an intangible asset is equal to the difference between the carrying amount and recoverable amount.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Any foreign curency translation differences, including those arising in the application of the equity method of accounting, are recorded as foreign currency translation adjustments directly in shareholders’ equity without affecting earnings.

Unrealized gains and losses (net) include unrealized gains and losses from available-for-sale investments and derivative financial instruments used for hedge purposes that meet the criteria for hedge accounting, including cash flow hedges and hedges of a net investment in a foreign entity.

Minority interests represent the proportion of equity that is attributable to minority shareholders.

Premiums earned and claims and insurance benefits paid

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

Life insurance premiums from traditional life insurance policies are recognized as earned when due. Premiums from short-duration life insurance policies are recognized as revenues over the period of the contract in proportion to the amount of insurance protection provided. Benefits are recognized when incurred.

Unearned premiums for Property-Casualty and Life/Health contracts are calculated separately for each individual policy to cover the unexpired portion of written premiums.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Share compensation plans

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

Restructuring plans

Provisions for restructuring are recognized when the Allianz Group has a detailed formal plan for the restructuring and has started to implement the plan or has communicated its main features. The detailed formal plan includes the business concerned, approximate number of employees who will be compensated for terminating their services, the expenses to be incurred and the time period over which the plan will be implemented. The detailed plan must be communicated such that those affected have an expectation that the plan will be implemented. The income statement line item, restructuring charges, includes additional restructuring related expenditures that are necessarily entailed by the restructuring and not associated with the ongoing activities of the entity but which are not included in the restructuring provisions.

3    Recently adopted and issued accounting pronouncements and changes in the presentation of the consolidated financial statements

Recently adopted accounting pronouncements (effective January 1, 2007)

In August 2005, the IASB issued an amendment to IAS 1, Presentation of Financial Statements. The amendment requires additional disclosures relating to

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

the Allianz Group’s capital. In addition, in August 2005, the IASB issued IFRS 7, Financial Instruments: Disclosures, relating to disclosure requirements for financial instruments. The Allianz Group adopted the amendments to IAS 1 and IFRS 7 as of January 1, 2007. The Allianz Group’s consolidated financial statements have been presented with the effect of these changes.

Impact of IFRS 7 on the Allianz Group’s consolidated financial statements

IFRS 7 applies to all risks arising from financial instruments. IFRS 7 requires disclosure of:

(a)	the significance of financial instruments for an entity’s financial position and performance

(b)	qualitative and quantitative information about exposure to risks arising from financial instruments.

The scope of IFRS 7 includes recognized and unrecognized financial instruments. Recognized financial instruments are those financial assets and financial liabilities within the scope of IAS 39. Unrecognized financial instruments are financial instruments that are outside of the scope of IAS 39 but within the scope of IFRS 7. IFRS 7 requires to group financial instruments into classes that are appropriate to the nature of the information disclosed and take into account the characteristics of those financial instruments. The classes of financial instruments generated within Allianz Group are mainly in line with those according to IAS 39.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table summarizes the relations between balance sheet positions, classes according to IFRS 7 and categories according to IAS 39:

	Measurement basis	IAS 39 category
Balance sheet line item and IFRS 7 classes of financial assets

Financial assets

Cash and cash equivalents	Nominal value	—

Financial assets carried at fair value through income
– Financial assets held for trading	Fair value	Held for trading
– Financial assets designated at fair value through income	Fair value	Designated at fair value through income

Investments
– Available-for-sale investments	Fair value	Available-for-sale investments
– Held-to-maturity investments	Amortized cost	Held-to-maturity investments

Loans and advances to banks and customers	Amortized cost	Loans and receivables

Financial assets for unit linked contracts	Fair value	—

Other Assets
– Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	Fair value	—

Balance sheet line item and IFRS 7 classes of financial liabilities

Financial liabilities

Financial liabilities carried at fair value through income
– Financial liabilities held for trading	Fair value	Held for trading
– Financial liabilities designated at fair value through income	Fair value	Designated at fair value through income

Liabilities to banks and customers	Amortized cost	Other liabilities - at amortized cost

Reserves for insurance and investment contracts
– Investment contracts with policyholders	Fair value	—

Financial liabilities for unit linked contracts	Fair value	—

Other Liabilities
– Derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting and firm commitments	Fair value	—
– Financial liabilities for puttable equity instruments	Redemption amount	—

Certificated liabilities	Amortized cost	Other liabilities - at amortized cost

Participation certificates and subordinated liabilities	Amortized cost	Other liabilities - at amortized cost

Off-balance sheet

Financial guarantees	Nominal value	—

Irrevocable loan commitments	Nominal value	—

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Overall, IFRS 7 leads to enlarged disclosure requirements for financial instruments and associated risks. While some of the disclosures required by IFRS 7 were already included in the consolidated financial statements and notes in 2006, disclosures were added mainly in the appropriate notes dealing with financial instruments and include enlarged and more detailed information on:

•	Financial assets and financial liabilities designated at fair value through income including information on credit risk exposure

•	Hedge accounting

•	Fair value disclosures including fair values determined if there is non-observable market data, “day 1” profit or loss, equity instruments at amortized costs and derecognition

•	Credit risk as well as collaterals and other credit enhancements

Furthermore, the enlarged risk disclosure requirements of IFRS 7 are reflected in the Quantitative and Qualitative Disclosures about Market Risk (ITEM 11) on pages 167 to 189 in this 20-F.

The requirements of IAS 1 with regard to capital disclosures are also incorporated in ITEM 11.

ITEM 11, with the exception of the “Outlook” section on page 190, is an integral part of the audited consolidated financial statements.

In March 2006, the International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 9, Reassessment of Embedded Derivatives. The Interpretation clarifies whether a reassessment should be made regarding whether an embedded derivative needs to be separated from the host contract after the initial hybrid contract has been recognized. IFRIC 9 concludes that reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 9 is effective for annual periods beginning on or after June 1, 2006. As the interpretation is consistent with the Allianz Group’s existing policy, there was no significant impact on the Allianz Group’s financial results or financial position.

In July 2006, the IFRIC issued IFRIC 10, Interim Financial Reporting and Impairment. IFRIC 10 address the potential conflict between requirements of IAS 34 and the requirements for recording impairment losses on goodwill in IAS 36 and certain financial assets in IAS 39. The interpretation prohibits the reversal of an impairment loss recognized in a previous interim period with respect to goodwill or an investment in either an equity instrument or a financial asset carried at cost. IFRIC 10 is effective for annual periods beginning on or after November 1, 2006. As the interpretation is consistent with the Allianz Group’s existing policy, there was no significant impact on the Allianz Group’s financial results or financial position.

Recently issued accounting pronouncements (effective on or after January 1, 2008)

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

In March 2007, the IASB issued amendments to IAS 23, Borrowing Costs. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The cost of an asset will in future include all costs incurred in getting it ready for use or sale. The revised Standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. The

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

amendment is expected to have no impact the Allianz Group’s consolidated financial statements.

In June 2007, IFRIC issued IFRIC 13, Customer Loyalty Programmes. IFRIC 13 addresses how companies, that grant their customers loyalty award credits (often called “points”) when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. Customers are implicitly paying for the points they receive when they buy other goods or services. Some revenue should be allocated to the points. Therefore, IFRIC 13 requires companies to estimate the value of the points to the customer and defer this amount of revenue as a liability until they have fulfilled their obligations to supply awards. IFRIC 13 is mandatory for annual periods beginning on or after July 1, 2008. Earlier application is permitted. The interpretation is expected to have no material impact the Allianz Group’s consolidated financial statements.

In July 2007, IFRIC issued IFRIC 14, IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. IFRIC 14 addresses how entities should determine the limit placed by IAS 19, Employee Benefits, on the amount of a surplus in a pension plan they can recognize as an asset, how a minimum funding requirement affects that limit and when a minimum funding requirement creates an onerous obligation that should be recognized as a liability in addition to that otherwise recognized under IAS 19. The interpretation is mandatory for annual periods beginning on or after January 1, 2008. Earlier application is permitted. The interpretation is expected to have no material impact the Allianz Group’s consolidated financial statements.

In September 2007, the IASB issued the revised IAS 1, Presentation of Financial Statements. The revised standard requires information in financial statements to be aggregated on the basis of shared characteristics and introduces a statement of comprehensive income. The revised standard gives preparers of financial statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements. The revisions also include changes in the titles of some of the financial statements to reflect their function more clearly. The new titles will be used in accounting standards, but are not mandatory for use in financial statements. Revised IAS 1 applies to annual financial statements for periods beginning on or after January 1, 2009. The Allianz Group is currently evaluating the potential impact, if any, that the adoption of revised IAS 1 will have on the presentation of the Group’s financial statements.

In January 2008, the IASB issued a revised version of IFRS 3, Business Combinations, and an amended version of IAS 27, Consolidated and Separate Financial Statements. The revised version of IFRS 3 and the amended version of IAS 27 include the following changes:

•	The scope of IFRS 3 has been extended and applies now also to combinations of mutual entities and to combinations achieved by contract alone.

•	In partial acquisitions, non-controlling interests are measured as their proportionate interest in the net identifiable assets or at fair value of the interests.

•

Under the current IFRS 3, if control is achieved in stages, it is required to measure at fair value every asset and liability at each step for the purpose of calculating a portion of goodwill. The revised version requires that goodwill is measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired.

•	Acquisition-related costs are generally recognised as expenses and are not included in goodwill.

•

Contingent consideration must be recognised and measured at fair value at the acquisition date. Subsequent changes in fair value are recognised in accordance with other IFRSs, usually in profit and loss. Goodwill is no longer adjusted for those changes.

•	Transactions with non-controlling interests, i.e., changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control, are accounted for as equity transactions.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The revised standards apply to annual financial statements for periods beginning on or after July 1, 2009. The carrying amounts of any assets and liabilities that arose under business combinations prior to the application of the revised IFRS 3 are not adjusted. The amendments to IAS 27 need to be applied retrospectively with certain exceptions. Earlier application is permitted under certain conditions. The Allianz Group is currently evaluating the potential impact that the adoption of the standards will have on the Group’s financial statements.

In January 2008, the IASB issued an amendment to IFRS 2, Share-based Payment. The amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amendment applies to annual financial statements for periods beginning on or after January 1, 2009. Earlier application is permitted. The Allianz Group is currently evaluating the potential impact, if any, that the adoption of the amendment of IFRS 2 will have on the Group’s financial statements.

In February 2008, the IASB issued amendments to IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements. IAS 32 requires a financial instrument to be classified as a liability if the holder of that instrument can require the issue to redeem it for cash. The consequence is that some financial instruments that would usually be considered equity allow the holder to “put” the instrument and are, therefore, considered liabilities rather than equity. The amendments to IAS 32 address this issue and require entities to classify the following types of financial instruments as equity provided they have particular features and meet specific conditions:

•	puttable financial instruments (e.g., some shares issued by co-operative entities)

•

instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation (e.g., some partnership interests and some shares issued by limited life entities).

The amendments apply to annual financial statements for periods beginning on or after January 1, 2009. Earlier application is permitted. The Allianz Group is currently evaluating the potential impact, if any, that the adoption of the amendments of IAS 32 and IAS 1 will have on the Group’s financial statements.

Changes in the presentation of the consolidated financial statements

The Allianz Group has identified certain prior period errors through an analysis of various balance sheet accounts (the “Errors”). The Errors resulted primarily from the following issues:

•

Accounting for the purchase of Dresdner Bank in 2001 and 2002, which included realized gains and losses on investments which did not reflect the correct purchase price allocation for the Dresdner Bank opening balance sheet.

•

Consolidation of dividends for special funds in the year 2001, which resulted in the recognition of amounts for reserves for premium refunds, that did not properly take into account the different financial years of the sponsor and the special funds.

•	Other errors, related to the accounting for minority interests and reserves for premium refunds, occurred in combination with mergers.

The Errors were included in the Allianz Group’s financial statements for each of the years from 2001 through 2006. The Allianz Group quantified the Errors based on the amount of the error originating in the current year income statement, as well as the effects of correcting the error in the balance sheet at the end of the year (the “rollover” and “iron curtain” method of evaluating errors, respectively). The Allianz Group evaluated the Errors individually and in the aggregate, and concluded that they were immaterial to the financial statements for all years in which they were included.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table summarizes the effects of the Errors on net income as reported for the years 2005 and 2006, and the cumulative effect of the Errors on net income for the years 2001 through 2004.

	Net income
	2006	2005	2001-2004
	€ mn	€ mn	€ mn
Description of error
Dresdner Bank purchase accounting	(78)	(42)	(182)
Special funds consolidation	—	—	29
Other	—	—	(4)

Total	(78)	(42)	(157)

As the majority of the Errors related to the years 2001 through 2004, and their correction has been determined to be immaterial, the Errors from these periods have been accounted for in 2007 by adjusting the opening balance sheet as of January 1, 2005. The Errors for 2005 and 2006 have been corrected through an out-of-period adjustment to net income in 2007.

The following table summarizes the Errors by issue and by their effect on the consolidated opening balance sheet and the consolidated statement of changes in equity as of January 1, 2005 as well as on the subsequent consolidated balance sheets and consolidated statements of changes in equity as of December 31, 2006 and 2007.

	Dresdner Bank	Special Funds	Other	Total
	€ mn	€ mn	€ mn	€ mn
Other assets	(892)	—	—	(892)
Intangible assets (Goodwill)	306	(169)	—	137

Total assets	(586)	(169)	—	(755)

Reserves for insurance and investment contracts (Reserves for premium refunds)	—	(668)	3	(665)
Deferred tax liabilities	—	(30)	—	(30)
Shareholders’ equity
Revenue reserves	(894)	458	(123)	(559)
Unrealized gains/losses (net)	(272)	—	—	(272)
Minority interest	580	71	120	771
Total shareholders equity	(586)	529	(3)	(60)

Total liabilities and equity	(586)	(169)	—	(755)

The adjustment impacted certain asset and liability accounts previously reported within the consolidated balance sheet, consolidated statement of changes in equity and the consolidated segment balance sheet as of December 31, 2006. The following table summarizes the impact of correcting the Errors on the relevant line items on the face of the consolidated balance sheet and consolidated statement of changes in equity as of December 31, 2006:

As of December 31, 2006	As previously reported	Adjustment	As adjusted1)
	€ mn	€ mn	€ mn
Other assets	38,893	(892)	38,001
Intangible assets (Goodwill)	12,935	137	13,072

Total assets	1,053,226	(755)	1,052,471

Reserves for insurance and investment contracts (Reserves for premium refunds)	287,697	(665)	287,032
Deferred tax liabilities	4,618	(30)	4,588
Shareholders’ equity
Revenue reserves	13,629	(559)	13,070
Unrealized gains/losses (net)	13,664	(272)	13,392
Minority interest	6,409	771	7,180
Total shareholders equity	56,890	(60)	56,830

Total liabilities and equity	1,053,226	(755)	1,052,471

1)	Excludes the change in presentation due to the reclassification of certain financial instruments

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table summarizes the impact of correcting the Errors on the relevant line items of the face of the business segment information—consolidated balance sheets as of December 31, 2006:

As of December 31, 2006	Prior to adjustment	Adjustment		As adjusted
	€ mn	€ mn		€ mn
Property Casualty
Other assets	17,737	—		17,737
Intangible assets (Goodwill)	1,653	—		1,653

Total assets	150,740	—		150,740

Reserves for insurance and investment contracts (Reserves for premium refunds)	8,956	(2)		8,954
Deferred tax liabilities	3,902	(8)		3,894

Total liabilities	111,020	(10)		111,010

Life/Health
Other assets	12,891	—		12,891
Intangible assets (Goodwill)	2,399	(169)		2,230

Total assets	395,404	(169)		395,235

Reserves for insurance and investment contracts (Reserves for premium refunds)	278,701	(663)		278,038
Deferred tax liabilities	1,181	(22)		1,159

Total liabilities	379,504	(685)		378,819

Banking
Other assets	9,571	(892)		8,679
Intangible assets (Goodwill)	2,285	92		2,377

Total assets	506,080	(800)		505,280

Deferred tax liabilities	83	—		83

Total liabilities	489,233	—		489,233

Asset Management
Other assets	3,471	—		3,471
Intangible assets (Goodwill)	6,334	214		6,548

Total assets	12,944	214		13,158

Deferred tax liabilities	46	—		46

Total liabilities	4,340	—		4,340

Total adjustments
Other assets		(892)
Intangible assets (Goodwill)		137

Total assets		(755)

Reserves for insurance and investment contracts (Reserves for premium refunds)		(665)
Deferred tax liabilities		(30)

Total liabilities		(695	)1)

1)	Group level equity adjustments of €(60) mn are not included in this table, as equity is not reported in the segment balance sheets.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Change in the presentation of financial instruments

In accordance with the Allianz Group policy, certain financial instruments are presented on a net basis when there is a legally enforceable right to offset with the same counter-party, and the Allianz Group intends to settle on a net basis. At our Dresdner Bank subsidiary, certain master netting agreements give Dresdner Bank the legal right of offset, but only under certain conditions. The financial instruments related to these agreements, consisting of derivatives, repurchase agreements and reverse repurchase agreements, have previously been reported on a net basis. These agreements have been evaluated and it has been determined that due to the limits to the right of offset, the relevant financial assets and liabilities should be reported on a gross basis.

Partially offsetting these reclassifications from net to gross presentation is a change in the presentation of Collateral paid for securities borrowing transactions and Collateral received for securities lending transactions from gross to net presentation. In this case, the logic in the relevant system did not distinguish between open trades and offsetting borrowing/lending activities with the same counterparty.

The following table summarizes the impact that this reclassification has had on the previously reported financial statements:

As of December 31, 2006	As previously reported	Adjustment	As adjusted1)
	€ mn	€ mn	€ mn
Financial assets carried at fair value through income	156,869	42,123	198,992
Collateral paid for securities borrowing transactions	41,031	(6,719)	34,312
Reverse repurchase agreements	139,413	22,206	161,619
Loans and advances to banks and customers	408,278	15,487	423,765

Total assets	1,053,226	57,610	1,110,836

Financial liabilities carried at fair value through income	79,699	42,123	121,822
Collateral received for securities lending transactions	28,617	(6,719)	21,898
Repurchase agreements	117,592	22,206	139,798
Liabilities to banks and customers	361,078	15,487	376,565

Total liabilities and equity	1,053,226	57,610	1,110,836

1)	Excludes the correction of other errors.

The change in presentation from net to gross basis has had no effect on reported earnings or equity.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

4     Consolidation

Scope of consolidation

In addition to Allianz SE, the consolidated financial statements for the period ended December 31, 2007, generally include all German and foreign operating companies in which Allianz SE directly or indirectly holds a majority of voting rights, or whose activites it can in some other way control. The companies are consolidated from the date on which Allianz SE is able to exercise control.

The companies listed in the table below are consolidated in addition to the parent company Allianz SE.

Consolidated group	2007	2006	2005
Number of fully consolidated companies (subsidiaries)
Germany	172	143	169
Other countries1)	1,003	824	840

Total	1,175	967	1,009

Number of fully consolidated investment funds
Germany	47	51	67
Other countries	12	21	26

Total	59	72	93

Number of fully consolidated Special Purpose Entities (“SPE”)	55	46	35
Total of fully consolidated entities	1,289	1,085	1,137
Number of joint ventures valued at equity	4	9	10

Number of associated entities valued at equity	218	177	150

1)

Includes 8 (2006: 9; 2005: 9) subsidiaries where the Allianz Group owns less than majority of the voting power of the subsidiary, including CreditRas Vita S.p.A. (“CreditRas”) and Antoniana Veneta Popolare Vita S.p.A. (“Antoniana”). The Allianz Group controls these entities on the basis of shareholder agreements between the Allianz Group subsidiary owning 50 % of each such entity and the other shareholders. Pursuant to these shareholder agreements, the Allianz Group has the power to govern the financial and operating policies of these subsidiaries and the right to appoint the general manager, in the case of CreditRas, and the CEO, in the case of Antoniana, who have been given unilateral authority over all aspects of the financial and operating policies of these entities, including the hiring and termination of staff and the purchase and sale of assets. Furthermore, all management functions of these subsidiaries are performed by the employees of the Allianz Group and all operations are undertaken in Allianz Group’s facilities. The Allianz Group also develops all insurance products written through these subsidiaries. Although the Allianz Group and the other shareholders each have the right to appoint half of the directors of each subsidiary, the rights of the other shareholders are limited to matters specifically reserved to the board of directors and shareholders under Italian law, such as decisions concerning capital increases, amendments to articles and similar matters. In addition, in the case of Antoniana, the Allianz Group has the right to appoint the Chairman, who has double board voting rights, thereby giving the Allianz Group a majority of board votes. The shareholder agreements for CreditRas and Antoniana are subject to automatic renewal and are not terminable prior to their stated terms.

All subsidiaries, joint ventures and associated enterprises are individually listed in the disclosure of equity investments that will be published together with the consolidated financial statements in the German Electronic Federal Gazette as well as on the Company’s Website. The disclosure of equity investments includes individually listed commercial partnerships which are exempt from preparing single financial statements in accordance with section 264b of the German Commercial Code (“HGB”) as they are included in the consolidated financial statements of the Allianz Group. Selected subsidiaries and associated entities are listed in the selected subsidiaries and other holdings section.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Significant acquisitions

	Equity interest	Date of first-time consolidation	Segment	Goodwill2)	Transaction
	%			€ mn
2007
Russian People’s Insurance Society, Moscow	97.2	02/21/2007	Property- Casualty	514	Increase in equity interest
Selecta AG, Muntelier1)	100.0	07/03/2007	Corporate	472	Purchase
Insurance Company “Progress Garant”, Moscow	100.0	05/31/2007	Property- Casualty	70	Purchase
Commerce Assurance Bhd., Kuala Lumpur	100.0	09/30/2007	Property- Casualty	49	Purchase
JSC Insurance Company “ATF POLICY”, Almaty	100.0	09/30/2007	Property- Casualty	8	Purchase
2006
MAN Roland Druckmaschinen AG, Offenbach	100.0	7/18/2006	Corporate	144	Purchase
Home & Legacy Limited, London	100.0	6/15/2006	Property- Casualty	68	Purchase
Premier Line Direct Limited, Lancaster	100.0	10/01/2006	Property- Casualty	36	Purchase

1)	Classified as “held for sale”
2)	At the date of first-time consolidation

2007 Significant acquisitions

Russian People’s Insurance Society, Moscow

On February 21, 2007, the Allianz Group acquired additional 49.8% of Russian People´s Insurance Society, Moscow at a purchase price of €572 mn. Russian People´s Insurance Society, Moscow is the second largest insurance company in Russia which offers products in the business segments Property-Casualty, Life/Health and Asset Management.

The impact of the acquisition of Russian People’s Insurance Society, Moscow, net of cash acquired, on the consolidated statement of cash flows for the year ended December 31, 2007 was:

2007
€ mn
Intangible assets	(530)
Other assets	(798)
Other liabilities	717
Deferred tax liabilities	15
Minority interests	10
Less: previous investment in Rosno	78

Acquisition of subsidiary, net of cash acquired	(508)

Components of costs

As of December 31,	2007
€ mn
Purchase price (49.8 % interest)	571
Subsequent acquisition costs	1

Total purchase price	572

The impact on the Group’s net income as of December 31, 2007 was €(11) mn.

Selecta AG, Muntelier

On July 3, 2007, the Allianz Group acquired 100.0% of Selecta AG, Muntelier at a purchase price of €1,126 mn. Selecta AG, Muntelier is the leading vending operator in Europe.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The impact of the acquisition of Selecta AG, Muntelier, net of cash acquired, on the consolidated statement of cash flows for the year ended December 31, 2007 was:

2007
€ mn
Intangible assets	(1,113)
Loans and advances to banks and customers	(107)
Other assets	(301)
Other liabilities	258
Deferred tax liabilities	190

Acquisition of subsidiary, net of cash acquired	(1,073)

Components of costs

As of December 31,	2007
€ mn
Purchase price (100.0% interest)	1,126
Transaction costs	—

Total purchase price	1,126

The impact on the Group’s net income as of December 31, 2007 was €(11) mn.

During the fourth quarter ended December 31, 2007, Selecta AG, Muntelier was reclassified to disposal groups held for sale.

2006 Significant acquisitions

MAN Roland Druckmaschinen AG, Offenbach

On July 18, 2006, the Allianz Group acquired 100.0% of MAN Roland Druckmaschinen AG, Offenbach, at a purchase price of €554 mn. MAN Roland is the world’s second largest manufacturer of printing systems.

The impact of the acquisition of MAN Roland Druck-maschinen AG, Offenbach, net of cash acquired, on the consolidated statement of cash flows for the year ended December 31, 2006 was:

2006
€ mn
Intangible assets	268
Loans and advances to banks and customers	386
Other assets	931
Liabilities to banks and customers	(491)
Other liabilities	(625)
Deferred tax liabilities	(125)

Acquisition of subsidiary, net of cash acquired	344

Components of costs

As of December 31,	2006
€ mn
Purchase price (100.0% interest)	553
Transaction costs	1

Total purchase price	554

The impact on the Group’s net income as of December 31, 2006 was €26 mn.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Significant disposals

	Equity interest	Date of deconsoli- dation	Proceeds from sale	Segment	Goodwill	Transaction
	%		€ mn		€ mn
2007
Grundstücksgesellschaft der Vereinten Versicherungen mbH & Co. Besitz- und Betriebs KG, Munich	93.7	12/14/2007	194	Property- Casualty	—	Sale to third party
Les Assurances Fédérales IARD, Strasbourg	60.0	09/30/2007	86	Property- Casualty	—	Sale to third party
Allianz PFI (UK) Ltd., London	100.0	08/17/2007	52	Corporate	—	Sale to third party
Adriática de Seguros C.A., Caracas	98.3	08/31/2007	26	Property- Casualty/ Life/Health	—	Sale to third party

2006
Four Seasons Health Care Ltd., Wilmslow	100.0	8/31/2006	863	Corporate	158	Sale to third party

2005
DresdnerGrund-Fonds, Frankfurt am Main	100.0	12/22/2005	2,029	Banking	—	Sale to third party
Cadence Capital Management Inc., Delaware	100.0	8/31/2005	—	Asset Managment	39	Liquidation

Acquisitions and disposals of significant minority interests

	Date of acquisition/ disposal	Equity interest change	Costs of acquisition	Increase (decrease) in share- holders’ equity	Increase (decrease) of minority interests
		%	€ mn	€ mn	€ mn
2007
Assurances Générales de France, Paris1)	during 2007	39.8	10,052	(3,419)	(3,868)
Allianz Lebensversicherungs-Aktiengesellschaft, Stuttgart	during 2007	3.8	303	(211)	(92)
Allianz Taiwan Life Insurance Co. Ltd., Taipei	04/19/2007	49.6	40	(39)	(1)

2006
Riunione Adriatica di Sicurtà S.p.A., Milan (“RAS”)1)	10/13/2006	23.7	3,653	1,659	(1,659)
Allianz Global Investors of America L.P., Delaware	during 2006	0.3	70	(70)	—

2005
Riunione Adriatica di Sicurtà S.p.A., Milan (“RAS”)	11/30/2005	20.7	2,701	(1,339)	(1,362)
Allianz Global Investors of America L.P., Delaware	during 2005	3.4	209	(209)	—
Bayerische Versicherungsbank AG, Munich	11/15/2005	10.0	22	82	(104)
Assurances Générales de France, Paris	during 2005	(1.0)	—	19	127

1)	Impact on shareholders’ equity includes increase in equity due to financing of AGF minority buy-out in the year 2007 of €2,765mn and RAS minority buy-out in the year 2006 of €3,653mn.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

5    Segment reporting

As a result of the Allianz Group’s worldwide organization, the business activities of the Allianz Group are first segregated by product and type of service: insurance activities, banking activities, asset management activities and corporate activities. Due to differences in the nature of products, risks and capital allocation, insurance activities are further divided between property-casualty and life/health categories. Thus, the Allianz Group’s segments are structured as Property-Casualty, Life/Health, Banking, Asset Management and Corporate. Based on various legal, regulatory and other operational issues associated with operating entities in jurisdictions worldwide, the segments of the Allianz Group are also further analyzed by geographical areas or regions in matrixes that comprise a number of profit and service-center segments. This geographic analysis is performed to provide further understanding of trends and results underlying the segment data.

Property-Casualty

The Allianz Group is the largest German property-casualty insurance company based on gross premiums written during the year ended December 31, 2007. Principal product lines offered primarily within Germany include automobile liability and other automobile insurance, fire and property insurance, personal accident insurance, liability insurance and legal expense insurance. The Allianz Group is also among the largest property-casualty insurance companies in other countries, including France, Italy, the United Kingdom, Switzerland and Spain. The Allianz Group conducts its property-casualty insurance operations in these countries through five main groups of operating entities: in France, primarily offering automobile, property, injury and liability insurance for both individual and corporate customers; Italy, operating in all personal and commercial property-casualty lines in particular personal automobile insurance; the United Kingdom, offering products generally similar to those offered by the Allianz Group’s German property-casualty operations as well as a number of specialty products, including extended warranty and pet insurance; Switzerland, offering property-casualty insurance, travel and assistance insurance, conventional reinsurance as well as a variety of alternative risk transfer products for corporate customers worldwide; and Spain, offering a wide variety of traditional personal and commercial property-casualty insurance products, with an emphasis on automobile insurance.

Life/Health

The Allianz Group is the largest provider of life insurance and the third largest provider of health insurance in Germany based on gross statutory premiums written during the year ended December 31, 2007. Germany is the Allianz Group’s most important market for life/health insurance business. The Allianz Group’s German life insurance companies offer a comprehensive and unified range of life insurance and life insurance-related products on both an individual and group basis. The main classes of coverage offered include endowment life insurance, annuity policies, term life insurance, unit linked annuities, and other life insurance-related forms of cover, which are provided as riders to other policies and on a stand-alone basis. The Allianz Group’s German health insurance companies provide a wide range of health insurance products, including full private healthca-re coverage for the self-employed, salaried employees and civil servants, supplementary insurance for people insured under statutory health insurance plans, daily sickness allowance for the self-employed and salaried employees, hospital daily allowance, supplementary care insurance and foreign travel medical expenses insurance. The Allianz Group also maintains significant life/health operations in the United States, offering a wide variety of life insurance, fixed and variable annuity contracts, including equity-indexed annuities to individuals, and long-term care insurance to individual and corporate customers. Italy and France are also markets the Allianz Group maintains a significant presence offering products such as unit linked and investment-oriented products, health insurance and individual and group life insurance.

Banking

The Allianz Group’s banking operations primarily comprise the operations of the Dresdner Bank AG and subsidiaries, hereafter “Dresdner Bank Group”, whose principal banking products and services include traditional commercial banking

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Asset Management

The Allianz Group’s Asset Management segment operates as a global provider of institutional and retail asset management products and services to third-party investors and provides investment management services to the Allianz Group’s insurance operations. The Allianz Group managed €765 bn of third-party assets on a worldwide basis as of December 31, 2007, with key management centers in Munich, Frankfurt, London, Paris, Singapore, Hong Kong, Milan, Westport (Connecticut) and San Francisco, San Diego and Newport Beach (California). The United States is the Allianz Group’s largest geographic region for third-party assets under management accounting for approximately 56.2% (2006: 57.1%; 2005: 59.6%) of the total third-party assets under management. As measured by total assets under management at December 31, 2007, the Allianz Group is one of the five largest asset managers in the world.

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Business Segment Information—Consolidated Balance Sheets

	Property-Casualty		Life/Health		Banking
As of December 31,	2007	2006	2007	2006	2007	2006
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
ASSETS
Cash and cash equivalents	4,985	4,100	8,779	6,998	17,307	21,528
Financial assets carried at fair value through income	3,302	4,814	13,216	11,026	168,339	181,628
Investments	83,741	88,819	187,289	190,607	16,284	17,803
Loans and advances to banks and customers	20,712	16,825	91,188	85,769	295,506	329,196
Financial assets for unit linked contracts	—	—	66,060	61,864	—	—
Reinsurance assets	10,317	11,437	5,043	7,966	—	—
Deferred acquisition costs	3,681	3,704	15,838	15,381	—	—
Deferred tax assets	1,442	1,651	316	503	1,733	1,679
Other assets	21,864	17,737	14,071	12,891	8,203	8,679
Intangible assets	2,332	1,653	2,218	2,230	2,379	2,377

Total assets	152,376	150,740	404,018	395,235	509,751	562,890

	Property-Casualty		Life/Health		Banking
As of December 31,	2007	2006	2007	2006	2007	2006
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	96	1,070	5,147	5,251	120,383	114,338
Liabilities to banks and customers	6,865	4,473	6,078	7,446	320,388	365,635
Unearned premiums	13,163	12,994	1,858	1,874	—	—
Reserves for loss and loss adjustment expenses	56,943	58,664	6,773	6,804	—	—
Reserves for insurance and investment contracts	8,976	8,954	283,139	278,038	—	—
Financial liabilities for unit linked contracts	—	—	66,060	61,864	—	—
Deferred tax liabilities	2,606	3,894	946	1,159	102	83
Other liabilities	22,989	18,699	17,741	16,314	11,011	12,140
Certificated liabilities	158	657	3	3	34,778	46,191
Participation certificates and subordinated liabilities	905	1,605	60	66	7,966	8,456

Total liabilities	112,701	111,010	387,805	378,819	494,628	546,843

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Asset Management		Corporate		Consolidation		Group
2007	2006	2007	2006	2007	2006	2007	2006
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn

770	767	445	536	(949)	(898)	31,337	33,031

980	985	887	1,158	(1,263)	(619)	185,461	198,992
879	774	102,894	96,652	(104,135)	(96,521)	286,952	298,134
469	367	4,754	2,963	(15,927)	(11,355)	396,702	423,765
—	—	—	—	—	—	66,060	61,864
—	—	—	—	(48)	(43)	15,312	19,360
94	50	—	—	—	—	19,613	19,135
161	196	935	1,473	184	(775)	4,771	4,727
3,452	3,471	10,786	7,020	(16,848)	(11,797)	41,528	38,001
6,227	6,548	257	264	—	—	13,413	13,072

13,032	13,158	120,958	110,066	(138,986)	(122,008)	1,061,149	1,110,081

Asset Management		Corporate		Consolidation		Group
2007	2006	2007	2006	2007	2006	2007	2006
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn

—	—	1,376	1,713	(949)	(550)	126,053	121,822
807	605	13,023	7,293	(10,667)	(8,887)	336,494	376,565
—	—	—	—	(1)	—	15,020	14,868

—	—	—	—	(10)	(4)	63,706	65,464

—	—	358	306	(229)	(266)	292,244	287,032
—	—	—	—	—	—	66,060	61,864
35	46	88	171	196	(765)	3,973	4,588
3,647	3,689	14,625	14,149	(20,689)	(15,227)	49,324	49,764
—	—	9,567	9,265	(2,436)	(1,194)	42,070	54,922

14	—	7,069	7,099	(1,190)	(864)	14,824	16,362

4,503	4,340	46,106	39,996	(35,975)	(27,757)	1,009,768	1,053,251

Total equity						51,381	56,830

Total liabilities and equity						1,061,149	1,110,081

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Business Segment Information—Consolidated Income Statements

	Property-Casualty			Life/Health			Banking
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums written	44,289	43,674	43,699	21,522	21,614	21,093	—	—	—
Ceded premiums written	(5,320)	(5,415)	(5,529)	(637)	(816)	(926)	—	—	—
Change in unearned premiums	(416)	(309)	(485)	(76)	(224)	(170)	—	—	—
Premiums earned (net)	38,553	37,950	37,685	20,809	20,574	19,997	—	—	—
Interest and similar income	4,473	4,096	3,747	13,417	12,972	12,057	8,370	7,312	7,321
Income from financial assets and liabilities carried at fair value through income (net)	85	189	164	(940)	(361)	258	(431)	1,335	1,163
Realized gains/losses (net)	1,479	1,792	1,421	3,716	3,282	2,731	83	492	1,020
Fee and commission income	1,178	1,014	989	701	630	507	3,651	3,598	3,397
Other income	122	69	53	182	43	45	—	25	11
Income from fully consolidated private equity investments	—	—	—	—	—	—	—	—	—

Total income	45,890	45,110	44,059	37,885	37,140	35,595	11,673	12,762	12,912

Claims and insurance benefits incurred (gross)	(28,131)	(27,028)	(28,478)	(18,292)	(18,520)	(18,332)	—	—	—
Claims and insurance benefits incurred (ceded)	2,646	2,356	3,147	655	895	893	—	—	—
Claims and insurance benefits incurred (net)	(25,485)	(24,672)	(25,331)	(17,637)	(17,625)	(17,439)	—	—	—
Change in reserves for insurance and investment contracts (net)	(339)	(425)	(707)	(10,268)	(10,525)	(10,443)	—	—	—
Interest expense	(402)	(273)	(339)	(374)	(280)	(452)	(5,266)	(4,592)	(5,027)
Loan loss provisions	(6)	(2)	(1)	3	(1)	—	126	(28)	110
Impairments of investments (net)	(343)	(200)	(95)	(827)	(390)	(199)	(90)	(215)	(184)
Investment expenses	(322)	(300)	(333)	(833)	(750)	(567)	(14)	(47)	(30)
Acquisition and administrative expenses (net)	(10,616)	(10,590)	(10,216)	(4,588)	(4,437)	(3,973)	(5,061)	(5,605)	(5,661)
Fee and commission expenses	(967)	(721)	(775)	(209)	(223)	(219)	(603)	(590)	(547)
Amortization of intangible assets	(14)	(1)	(11)	(3)	(26)	(13)	—	—	(1)
Restructuring charges	(122)	(362)	(68)	(45)	(174)	(18)	(52)	(424)	(13)
Other expenses	(13)	(4)	(17)	(2)	(9)	(1)	1	14	(33)
Expenses from fully consolidated private equity investments	—	—	—	—	—	—	—	—	—

Total expenses	(38,629)	(37,550)	(37,893)	(34,783)	(34,440)	(33,324)	(10,959)	(11,487)	(11,386)

Income (loss) before income taxes and minority interests in earnings	7,261	7,560	6,166	3,102	2,700	2,271	714	1,275	1,526
Income taxes	(1,656)	(2,075)	(1,804)	(897)	(641)	(488)	(266)	(263)	(387)
Minority interests in earnings	(431)	(739)	(827)	(214)	(416)	(425)	(71)	(94)	(102)

Net income (loss)	5,174	4,746	3,535	1,991	1,643	1,358	377	918	1,037

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Asset Management			Corporate			Consolidation			Group
2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
—	—	—	—	—	—	(23)	(13)	(26)	65,788	65,275	64,766
—	—	—	—	—	—	23	13	26	(5,934)	(6,218)	(6,429)
—	—	—	—	—	—	—	—	—	(492)	(533)	(655)
—	—	—	—	—	—	—	—	—	59,362	58,524	57,682
135	112	90	855	509	416	(1,203)	(1,045)	(987)	26,047	23,956	22,644

31	38	19	51	(334)	(441)	(43)	73	—	(1,247)	940	1,163
2	7	6	980	861	172	288	(283)	(372)	6,548	6,151	4,978
4,403	4,186	3,746	198	190	164	(691)	(762)	(641)	9,440	8,856	8,162
14	11	11	15	28	—	(116)	(90)	(28)	217	86	92

—	—	—	2,367	1,392	598	—	—	—	2,367	1,392	598

4,585	4,354	3,872	4,466	2,646	909	(1,765)	(2,107)	(2,028)	102,734	99,905	95,319

—	—	—	—	—	—	14	25	8	(46,409)	(45,523)	(46,802)

—	—	—	—	—	—	(14)	(25)	(8)	3,287	3,226	4,032

—	—	—	—	—	—	—	—	—	(43,122)	(42,297)	(42,770)

—	—	—	—	—	—	(78)	(425)	(26)	(10,685)	(11,375)	(11,176)
(55)	(41)	(33)	(1,586)	(1,282)	(1,321)	1,011	709	795	(6,672)	(5,759)	(6,377)
—	—	—	(10)	(5)	—	—	—	—	113	(36)	109
(1)	(2)	—	(11)	32	(62)	—	—	—	(1,272)	(775)	(540)
1	—	(1)	(115)	(215)	(345)	226	204	184	(1,057)	(1,108)	(1,092)

(2,391)	(2,286)	(2,277)	(642)	(655)	(516)	80	87	84	(23,218)	(23,486)	(22,559)
(1,270)	(1,262)	(1,110)	(130)	(127)	(92)	506	572	431	(2,673)	(2,351)	(2,312)
—	(24)	(25)	—	—	—	—	—	—	(17)	(51)	(50)
(4)	(4)	(1)	(9)	—	—	—	—	—	(232)	(964)	(100)
—	—	—	—	—	—	—	—	—	(14)	1	(51)

—	—	—	(2,317)	(1,381)	(572)	—	—	—	(2,317)	(1,381)	(572)

(3,720)	(3,619)	(3,447)	(4,820)	(3,633)	(2,908)	1,745	1,147	1,468	(91,166)	(89,582)	(87,490)

865	735	425	(354)	(987)	(1,999)	(20)	(960)	(560)	11,568	10,323	7,829
(342)	(278)	(129)	217	824	741	90	420	4	(2,854)	(2,013)	(2,063)
(25)	(53)	(52)	(21)	(16)	(10)	14	29	30	(748)	(1,289)	(1,386)

498	404	244	(158)	(179)	(1,268)	84	(511)	(526)	7,966	7,021	4,380

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Business Segment Information—Insurance

PROPERTY-CASUALTY	Premiums earned (net)			Loss ratio1)
As of and for the years ended December 31,	2007	2006	2005	2007		2006		2005
	€ mn	€ mn	€ mn	%		%		%
Europe
Germany	9,245	9,844	10,048	64.8		65.1		63.0
Italy	4,902	4,935	4,964	71.2		68.8		69.3
France	4,422	4,429	4,375	70.9		71.0		74.0
United Kingdom	1,989	1,874	1,913	66.3		64.1		65.4
Spain	1,820	1,675	1,551	71.6		71.0		71.4
Switzerland	1,595	1,706	1,708	69.5		69.3		74.9
Western and Southern Europe	2,768	2,819	2,863	67.4		61.7		63.2
New Europe	2,067	1,388	1,313	60.8		61.1		61.7
Subtotal	28,808	28,670	28,735	—		—		—
NAFTA	3,427	3,623	3,566	61.6		58.4		67.1
Asia-Pacific	1,415	1,336	1,280	69.5		68.7		68.0
South America	692	623	510	62.9		64.8		64.5
Other	50	32	30	—	2)	—	2)	—	2)
Specialty Lines
Allianz Global Corporate and Specialty	1,800	1,545	1,633	67.9		62.5		91.1
Credit Insurance	1,268	1,113	997	47.9		49.7		41.3
Travel Insurance and Assistance Services	1,093	1,008	934	58.1		58.7		60.3
Subtotal	4,161	3,666	3,564	—		—		—
Subtotal	38,553	37,950	37,685	—		—		—
Consolidation3)	—	—	—	—		—		—

Total	38,553	37,950	37,685	66.1		65.0		67.2

LIFE/HEALTH	Statutory premiums4)			Statutory expense ratio5)
As of and for the years ended December 31,	2007	2006	2005	2007		2006		2005
	€ mn	€ mn	€ mn	%		%		%
Europe
Germany Life	13,512	13,009	12,231	5.8		9.1		8.1
Germany Health	3,123	3,091	3,042	9.8		9.3		9.1
Italy	9,765	8,555	9,313	5.8		6.4		5.4
France	6,550	5,792	5,286	15.4		12.6		15.1
Switzerland	992	1,005	1,058	10.6		9.9		8.7
Spain	738	629	547	9.2		9.3		7.4
Western and Southern Europe	1,762	1,655	1,546	12.1		14.8		13.3
New Europe	1,039	828	479	20.0		19.6		25.7
Subtotal	37,481	34,564	33,502	—		—		—
NAFTA	6,968	8,758	11,115	11.9		8.0		4.8
Asia-Pacific	4,638	3,733	3,309	10.2		11.2		12.0
South America	78	147	141	32.6		16.9		17.7
Other	418	439	455	—	2)	—	2)	—	2)
Subtotal	49,583	47,641	48,522	—		—		—
Consolidation3)	(216)	(220)	(250)	—		—		—

Total	49,367	47,421	48,272	9.4		9.6		8.4

1)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
2)	Presentation not meaningful.
3)	Represents elimination of intercompany transactions between Allianz Group subsidiaries in different geographic regions.
4)

Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

5)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Expense ratio6)						Operating profit (loss)			Total assets
2007		2006		2005		2007	2006	2005	2007	2006
%		%		%		€ mn	€ mn	€ mn	€ mn	€ mn

26.8		27.8		26.4		1,628	1,479	1,765	52,034	49,570
23.6		23.0		24.3		719	816	741	14,307	14,395
26.4		28.2		28.0		486	420	227	25,748	30,373
33.3		31.6		30.8		208	281	268	6,434	7,344
19.8		19.3		20.0		253	252	217	4,185	3,990
25.6		23.5		22.9		218	228	153	5,678	5,832
28.0		28.5		28.0		482	550	494	7,952	7,686
33.5		30.9		29.3		256	184	213	5,773	3,427
—		—		—		4,250	4,210	4,078	122,111	122,617
29.6		30.5		29.1		663	825	495	10,818	12,457
26.5		27.2		27.2		312	244	252	6,073	6,880
36.1		36.4		36.3		55	47	61	1,340	1,295
—	2)	—	2)	—	2)	9	9	7	236	211

28.1		29.7		31.3		414	404	(254)	16,362	17,929
28.6		27.9		25.7		496	442	420	4,814	4,674
35.6		43.1		33.0		97	90	77	1,376	1,246
—		—		—		1,007	936	243	22,552	23,849
—		—		—		6,296	6,271	5,136	163,130	167,309
—		—		—		3	(2)	6	(10,754)	(16,569)

27.5		27.9		27.1		6,299	6,269	5,142	152,376	150,740

Operating profit						Total assets
2007		2006		2005		2007	2006
€ mn		€ mn		€ mn		€ mn	€ mn

695		521		347		154,903	154,009
164		184		159		20,637	19,022
372		339		334		50,294	49,905
632		582		558		74,321	69,231
66		50		55		8,930	9,053
104		92		71		5,818	5,840
184		182		166		17,316	16,693
61		50		34		3,165	2,537
2,278		2,000		1,724		335,384	326,290
385		418		257		54,728	56,371
300		81		27		14,260	13,061
—		1		2		234	259
30		74		92		327	286
2,993		2,574		2,102		404,933	396,267
2		(9)		(8)		(915)	(1,032)

2,995		2,565		2,094		404,018	395,235

6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Business Segment Information—Banking

BANKING SEGMENT—BY DIVISION

	Operating revenues			Operating profit (loss)			Cost-income ratio						Total Assets
	2007	2006	2005	2007	2006	2005	2007		2006		2005		2007	2006
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn		€ mn		€ mn	€ mn
Private & Corporate Clients1)	3,625	3,624	3,464	884	783	626	74.0		74.9		77.2		61,900	62,700
Investment Banking1)	1,628	3,111	2,613	(659)	548	351	137.0		82.9		88.1		422,300	475,800
Corporate Other2)	171	69	(38)	505	23	(347)	—	3)	—	3)	—	3)	17,597	16,323

Dresdner Bank	5,424	6,804	6,039	730	1,354	630	89.0		79.7		91.4		501,797	554,823

Other Banks4)	297	284	279	43	68	74	83.5		75.7		72.4		7,954	8,067

Total	5,721	7,088	6,318	773	1,422	704	88.7		79.5		90.6		509,751	562,890

1)

Our reporting by division reflects the organizational changes within Dresdner Bank effective starting with 1Q 2007, resulting in two operating divisions, Private & Corporate Clients (“PCC”) and Investment Banking (“IB”). PCC combines all banking activities formerly provided by the Personal Banking and Private & Business Banking (including Private Wealth Management) divisions as well as our activities with medium-sized business clients from our former Corporate Banking division. IB, with Global Banking and Capital Markets, unites the activities formerly provided by the Dresdner Kleinwort Wasserstein division and the remaining activities of the former Corporate Banking division. Prior year balances have been adjusted accordingly to reflect these reorganization measures and allow for comparability across periods.

2)

The Corporate Other division contains income and expense items that are not assigned to Dresdner Bank’s operating divisions. These items include, in particular, impacts from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting as well as provisioning requirements for country and general risks. For the years ended December 31, 2007, 2006 and 2005 the impact from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting on Corporate Other’s operating revenues amounted to €(54) mn, €(47) mn and €(214) mn, respectively.

3)	Presentation not meaningful.
4)	Consists of non-Dresdner Bank banking operations within our Banking segment.

BANKING SEGMENT—BY GEOGRAPHIC REGION

	Operating revenues			Operating profit (loss)
	2007	2006	2005	2007	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Germany	4,321	4,312	4,340	1,488	853	814
The Americas	433	560	176	77	251	(78)
Europe	664	1,944	1,571	(907)	234	(110)
New Europe	72	60	47	8	2	3
Asia-Pacific	231	212	184	107	82	75

Total	5,721	7,088	6,318	773	1,422	704

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

BUSINESS SEGMENT INFORMATION—OPERATING PROFIT

The Allianz Group evaluates the results of its Property-Casualty, Life/Health, Banking, Asset Management and Corporate segments using a financial performance measure referred to herein as “operating profit”. The Allianz Group defines segment operating profit as earnings from ordinary activities before taxes, excluding, as applicable for each respective segment, all or some of the following items: net capital gains and impairments on investments, net trading income, intra-Allianz Group dividends and profit transfer, interest expense on external debt, restructuring charges, other non-operating income/expenses, acquisition-related expenses and amortization of intangible assets.

While these excluded items are significant components in understanding and assessing the Allianz Group’s consolidated financial performance, the Allianz Group believes that the presentation of operating results enhances the understanding and comparability of the performance of its operating segments by highlighting net income attributable to on- going segment operations and the underlying profitability of its businesses. For example, the Allianz Group believes that trends in the underlying profitability of its segments can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments on invest- ment securities, as these are largely dependent on market cycles or issuer-specific events over which the Allianz Group has little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at the Allianz Group’s discretion. Operating profit is not a substitute for earnings from ordinary activities before taxes or net income as determined in accordance with IFRS. The Allianz Group’s definition of operating profit may differ from similar measures used by other companies, and may change over time.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Segment Information—Total Revenues and Operating Profit

The following table summarizes total revenues, operating profit and net income for each of the segments and the Allianz Group for the years ended December 31, 2007, 2006 and 2005.

	Property- Casualty	Life/ Health	Banking	Asset Management	Corporate	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2007
Total revenues1)	44,289	49,367	5,721	3,259	—	(38)	102,598
Operating profit (loss)	6,299	2,995	773	1,359	(325)	(186)	10,915
Non-operating items	962	107	(59)	(494)	(29)	166	653

Income (loss) before income taxes and minority interests in earnings	7,261	3,102	714	865	(354)	(20)	11,568
Income taxes	(1,656)	(897)	(266)	(342)	217	90	(2,854)
Minority interests in earnings	(431)	(214)	(71)	(25)	(21)	14	(748)

Net income (loss)	5,174	1,991	377	498	(158)	84	7,966

2006
Total revenues1)	43,674	47,421	7,088	3,044	—	(98)	101,129
Operating profit (loss)	6,269	2,565	1,422	1,290	(831)	(329)	10,386
Non-operating items	1,291	135	(147)	(555)	(156)	(631)	(63)

Income (loss) before income taxes and minority interests in earnings	7,560	2,700	1,275	735	(987)	(960)	10,323
Income taxes	(2,075)	(641)	(263)	(278)	824	420	(2,013)
Minority interests in earnings	(739)	(416)	(94)	(53)	(16)	29	(1,289)

Net income (loss)	4,746	1,643	918	404	(179)	(511)	7,021

2005
Total revenues1)	43,699	48,272	6,318	2,722	—	(44)	100,967
Operating profit (loss)	5,142	2,094	704	1,132	(881)	(188)	8,003
Non-operating items	1,024	177	822	(707)	(1,118)	(372)	(174)

Income (loss) before income taxes and minority interests in earnings	6,166	2,271	1,526	425	(1,999)	(560)	7,829
Income taxes	(1,804)	(488)	(387)	(129)	741	4	(2,063)
Minority interests in earnings	(827)	(425)	(102)	(52)	(10)	30	(1,386)

Net income (loss)	3,535	1,358	1,037	244	(1,268)	(526)	4,380

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Property-Casualty Segment

	2007	2006	2005
	€ mn	€ mn	€ mn
Gross premiums written1)	44,289	43,674	43,699
Ceded premiums written	(5,320)	(5,415)	(5,529)
Change in unearned premiums	(416)	(309)	(485)
Premiums earned (net)	38,553	37,950	37,685
Interest and similar income	4,473	4,096	3,747
Income from financial assets and liabilities designated at fair value through income (net)2)	136	106	132
Income from financial assets and liabilities held for trading (net), shared with policyholders2)	8	—	—
Realized gains/losses (net) from investments, shared with policyholders3)	46	46	273
Fee and commission income	1,178	1,014	989
Other income	122	69	53

Operating revenues	44,516	43,281	42,879

Claims and insurance benefits incurred (net)	(25,485)	(24,672)	(25,331)
Changes in reserves for insurance and investment contracts (net)	(339)	(425)	(707)
Interest expense	(402)	(273)	(339)
Loan loss provisions	(6)	(2)	(1)
Impairments of investments (net), shared with policyholders4)	(67)	(25)	(18)
Investment expenses	(322)	(300)	(333)
Acquisition and administrative expenses (net)	(10,616)	(10,590)	(10,216)
Fee and commission expenses	(967)	(721)	(775)
Other expenses	(13)	(4)	(17)

Operating expenses	(38,217)	(37,012)	(37,737)

Operating profit	6,299	6,269	5,142

Income from financial assets and liabilities held for trading (net), not shared with policyholders2)	(59)	83	32
Realized gains/losses (net) from investments, not shared with policyholders3)	1,433	1,746	1,148
Impairments of investments (net), not shared with policyholders4)	(276)	(175)	(77)
Amortization of intangible assets	(14)	(1)	(11)
Restructuring charges	(122)	(362)	(68)

Non-operating items	962	1,291	1,024

Income before income taxes and minority interests in earnings	7,261	7,560	6,166
Income taxes	(1,656)	(2,075)	(1,804)
Minority interests in earnings	(431)	(739)	(827)

Net income	5,174	4,746	3,535

Loss ratio5) in %	66.1	65.0	67.2
Expense ratio6) in %	27.5	27.9	27.1

Combined ratio7) in %	93.6	92.9	94.3

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
3)	The total of these items equals realized gains/losses (net) in the segment income statement.
4)	The total of these items equals impairments of investments (net) in the segment income statement.
5)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
7)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Life/Health Segment

	2007	2006	2005
	€ mn	€ mn	€ mn
Statutory premiums1)	49,367	47,421	48,272
Ceded premiums written	(644)	(840)	(942)
Change in unearned premiums	(61)	(221)	(168)
Statutory premiums (net)	48,662	46,360	47,162
Deposits from SFAS 97 insurance and investment contracts	(27,853)	(25,786)	(27,165)
Premiums earned (net)	20,809	20,574	19,997
Interest and similar income	13,417	12,972	12,057
Income (loss) from financial assets and liabilities carried at fair value through income (net), shared with policyholders2)	(945)	(361)	258
Realized gains/losses (net) from investments, shared with policyholders3)	3,579	3,087	2,523
Fee and commission income	701	630	507
Other income	182	43	45

Operating revenues	37,743	36,945	35,387

Claims and insurance benefits incurred (net)	(17,637)	(17,625)	(17,439)
Changes in reserves for insurance and investment contracts (net)	(10,268)	(10,525)	(10,443)
Interest expense	(374)	(280)	(452)
Loan loss provisions	3	(1)	—
Impairments of investments (net), shared with policyholders4)	(824)	(390)	(199)
Investment expenses	(833)	(750)	(567)
Acquisition and administrative expenses (net)	(4,588)	(4,437)	(3,973)
Fee and commission expenses	(209)	(223)	(219)
Operating restructuring charges5)	(16)	(140)	—
Other expenses	(2)	(9)	(1)

Operating expenses	(34,748)	(34,380)	(33,293)

Operating profit	2,995	2,565	2,094

Income from financial assets and liabilities carried at fair value through income (net), not shared with policyholders2)	5	—	—
Realized gains/losses (net) from investments, not shared with policyholders3)	137	195	208
Impairments of investments (net), not shared with policyholders4)	(3)	—	—
Amortization of intangible assets	(3)	(26)	(13)
Non-operating restructuring charges5)	(29)	(34)	(18)
Non-operating items	107	135	177

Income before income taxes and minority interests in earnings	3,102	2,700	2,271
Income taxes	(897)	(641)	(488)
Minority interests in earnings	(214)	(416)	(425)

Net income	1,991	1,643	1,358

Statutory expense ratio6) in %	9.4	9.6	8.4

1)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
3)	The total of these items equals realized gains/losses (net) in the segment income statement.
4)	The total of these items equals impairments of investments (net) in the segment income statement.
5)	The total of these items equals restructuring charges in the segment income statement.
6)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Banking Segment

	2007		2006		2005
	Banking Segment	Dresdner Bank	Banking Segment	Dresdner Bank1)	Banking Segment	Dresdner Bank
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net interest income2)	3,104	2,987	2,720	2,645	2,294	2,218
Net fee and commission income3)	3,048	2,866	3,008	2,841	2,850	2,693
Trading income (net)4)	(464)	(461)	1,282	1,242	1,170	1,123
Income from financial assets and liabilities designated at fair value through income (net)4)	33	33	53	53	(7)	(6)
Other income	—	(1)	25	23	11	11

Operating revenues5)	5,721	5,424	7,088	6,804	6,318	6,039

Administrative expenses	(5,061)	(4,809)	(5,605)	(5,384)	(5,661)	(5,452)
Investment expenses	(14)	(20)	(47)	(53)	(30)	(37)
Other expenses	1	3	14	14	(33)	(33)

Operating expenses	(5,074)	(4,826)	(5,638)	(5,423)	(5,724)	(5,522)

Loan loss provisions	126	132	(28)	(27)	110	113

Operating profit	773	730	1,422	1,354	704	630

Realized gains/losses (net)	83	70	492	492	1,020	1,020
Impairments of investments (net)	(90)	(89)	(215)	(215)	(184)	(183)
Amortization of intangible assets	—	—	—	—	(1)	—
Restructuring charges	(52)	(51)	(424)	(422)	(13)	(12)

Non-operating items	(59)	(70)	(147)	(145)	822	825

Income before income taxes and minority interests in earnings	714	660	1,275	1,209	1,526	1,455
Income taxes	(266)	(232)	(263)	(236)	(387)	(373)
Minority interests in earnings	(71)	(62)	(94)	(82)	(102)	(82)

Net income	377	366	918	891	1,037	1,000

Cost-income ratio6) in %	88.7	89.0	79.5	79.7	90.6	91.4

1)

We have enhanced the presentation of revenues and operating profit stemming from trades in shares of Allianz SE and its affiliates. From 2007 onwards, these results are eliminated on Dresdner Bank level, whereas in 2006 they were adjusted on segment level only. At Dresdner Bank this led to reduced operating revenues and reduced operating profit of €6 mn and €6 mn, respectively, compared to the figures as stated in 2006. As a result income taxes decreased by €3 mn. All other changes are related to rounding.

2)	Represents interest and similar income less interest expense.
3)	Represents fee and commission income less fee and commission expenses.
4)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
5)	For the Banking segment, total revenues are measured based upon operating revenues.
6)	Represents operating expenses divided by operating revenues.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Asset Management Segment

	2007		2006		2005
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net fee and commission income1)	3,133	3,060	2,924	2,874	2,636	2,597
Net interest income2)	81	75	71	66	56	51
Income from financial assets and liabilities carried at fair value through income (net)	31	29	38	37	19	18
Other income	14	14	11	12	11	11

Operating revenues3)	3,259	3,178	3,044	2,989	2,722	2,677

Administrative expenses, excluding acquisition-related expenses4)	(1,900)	(1,857)	(1,754)	(1,713)	(1,590)	(1,560)

Operating expenses	(1,900)	(1,857)	(1,754)	(1,713)	(1,590)	(1,560)

Operating profit	1,359	1,321	1,290	1,276	1,132	1,117

Realized gains/losses (net)	2	4	7	5	6	5
Impairments of investments (net)	(1)	(1)	(2)	(2)	—	—
Acquisition-related expenses4), thereof:
Deferred purchases of interests in PIMCO	(488)	(488)	(523)	(523)	(677)	(677)
Other acquisition-related expenses5)	(3)	(3)	(9)	(9)	(10)	(10)
Subtotal	(491)	(491)	(532)	(532)	(687)	(687)
Amortization of intangible assets	—	—	(24)	(23)	(25)	(25)
Restructuring charges	(4)	(4)	(4)	(4)	(1)	(1)
Non-operating items	(494)	(492)	(555)	(556)	(707)	(708)

Income before income taxes and minority interests in earnings	865	829	735	720	425	409
Income taxes	(342)	(337)	(278)	(276)	(129)	(127)
Minority interests in earnings	(25)	(22)	(53)	(49)	(52)	(48)

Net income	498	470	404	395	244	234

Cost-income ratio6) in %	58.3	58.4	57.6	57.3	58.4	58.3

1)	Represents fee and commission income less fee and commission expenses.
2)	Represents interest and similar income less interest expense and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement.
5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate.
6)	Represents operating expenses divided by operating revenues.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Corporate Segment

	2007	2006	2005
	€ mn	€ mn	€ mn
Interest and similar income	855	509	416
Income from financial assets and liabilities designated at fair value through income (net)1)	7	(60)	—
Operating income from financial assets and liabilities held for trading (net)1)	(33)	—	—
Fee and commission income	198	190	164
Other income	15	28	—
Income from fully consolidated private equity investments	2,367	1,392	598

Operating revenues	3,409	2,059	1,178

Interest expense, excluding interest expense from external debt2)	(535)	(507)	(534)
Loan loss provisions	(10)	(5)	—
Investment expenses	(115)	(215)	(345)
Acquisition and administrative expenses (net), excluding acquisition-related expenses3)	(627)	(655)	(516)
Fee and commission expenses	(130)	(127)	(92)
Expenses from fully consolidated private equity investments	(2,317)	(1,381)	(572)
Operating expenses	(3,734)	(2,890)	(2,059)

Operating profit (loss)	(325)	(831)	(881)

Non-operating income from financial assets and liabilities held for trading (net)1)	77	(274)	(441)
Realized gains/losses (net)	980	861	172
Interest expense from external debt2)	(1,051)	(775)	(787)
Impairments of investments (net)	(11)	32	(62)
Acquisition-related expenses3)	(15)	—	—
Restructuring charges	(9)	—	—
Non-operating items	(29)	(156)	(1,118)

Loss before income taxes and minority interests in earnings	(354)	(987)	(1,999)
Income taxes	217	824	741
Minority interests in earnings	(21)	(16)	(10)

Net loss	(158)	(179)	(1,268)

1)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
2)	The total of these items equals interest expense in the segment income statement.
3)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Supplementary Information to the

Consolidated Balance Sheets

6    Cash and cash equivalents

As of December 31, 2007	2007	2006
	€ mn	€ mn
Balances with banks payable on demand	23,848	26,915
Balances with central banks	6,301	4,945
Cash on hand	918	919
Treasury bills, discounted treasury notes, similar treasury securities and checks	264	224
Bills of exchange	6	28

Total	31,337	33,031

As of December 31, 2007, compulsory deposits on accounts with national central banks under restrictions due to required reserves from the European Central Bank totaled €5,473 mn (2006: €4,176 mn).

7    Financial assets carried at fair value through income

As of December 31,	2007	2006
	€ mn	€ mn
Financial assets held for trading
Debt securities1)	59,715	81,881
Equity securities	30,596	31,266
Derivative financial instruments	73,230	66,958

Subtotal	163,541	180,105

Financial assets designated at fair value through income
Debt securities2)3)	15,924	14,414
Equity securities	4,232	3,834
Loans to banks and customers	1,764	639

Subtotal	21,920	18,887

Total	185,461	198,992

1)	Debt securities held for trading include €15.1 bn of asset-backed securities of Dresdner Bank as of December 31, 2007.
2)	Debt securities designated at fair value through income include €2.8 bn of credit investment related conduits (“CIRC”) of Dresdner Bank as of December 31, 2007.
3)	Debt securities designated at fair value through income include €0.8 bn of asset-backed securities of the Life/Health segment as of December 31, 2007.

Debt and equity securities included in financial assets held for trading

Equity and debt securities included in financial assets held for trading are primarily marketable and listed securities. As of December 31, 2007, the debt securities include €17,281 mn (2006: €21,924 mn) from public sector issuers and €42,434 mn (2006: €59,957 mn) from other issuers.

Credit risk exposure of loans to banks and customers designated at fair value through income

The maximum credit exposure of the loans to banks and customers designated at fair value through income amounts to €1,779 mn (2006: €630 mn) as of December 31, 2007. The Allianz Group hedged the credit exposure using credit derivatives with a notional value of €1,468 mn (2006: €379 mn).

The change in fair value of loans to banks and customers attributable to changes in credit risk amounts to a loss of €23 mn (2006: gain of €10 mn) for the year ended December 31, 2007 and cumulatively to a loss of €13 mn (2006: gain of €10 mn).

The change in fair value of the credit derivatives attributable to changes in credit risk amounts to a gain of €8 mn for the year ended December 31, 2007 and cumulatively to a gain of €8 mn.

The change in fair value of loans to banks and customers attributable to changes in credit risk has been calculated using a credit spread function. The credit spread function is based on various parameters, primarily on the default probability and recovery rate of the loan holder. In most cases the fair value of the financial assets is determined using quoted marked prices, while in some cases specific valuation models based on the above parameters are used.

8    Investments

As of December 31,	2007	2006
	€ mn	€ mn
Available-for-sale investments	268,001	277,898
Held-to-maturity investments	4,659	4,748
Funds held by others under reinsurance contracts assumed	1,063	1,033
Investments in associates and joint ventures	5,471	4,900
Real estate held for investment	7,758	9,555

Total	286,952	298,134

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Available-for-sale investments

As of December 31,	2007				2006
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Debt securities
Government and agency mortgage-backed securities (residential and commercial)1)	7,628	30	(112)	7,546	8,757	16	(218)	8,555
Corporate mortgage-backed securities (residential and commercial)1)	6,663	39	(101)	6,601	4,768	38	(53)	4,753
Other asset-backed securities1)	5,384	34	(92)	5,326	3,911	25	(40)	3,896
Government and government agency bonds
Germany	12,987	127	(187)	12,927	14,523	335	(139)	14,719
Italy	23,090	232	(259)	23,063	23,722	560	(127)	24,155
France	13,452	596	(255)	13,793	15,353	798	(133)	16,018
United States	4,544	114	(20)	4,638	5,219	28	(135)	5,112
Spain	6,717	150	(79)	6,788	8,322	337	(42)	8,617
Belgium	5,050	38	(114)	4,974	5,210	124	(38)	5,296
All other countries	32,445	77	(565)	31,957	31,655	612	(243)	32,024

Subtotal	98,285	1,334	(1,479)	98,140	104,004	2,794	(857)	105,941

Corporate bonds	86,095	660	(2,356)	84,399	82,061	1,367	(769)	82,659
Other	2,933	99	(104)	2,928	2,122	215	(18)	2,319
Subtotal	206,988	2,196	(4,244)	204,940	205,623	4,455	(1,955)	208,123

Equity securities	40,794	22,734	(467)	63,061	43,248	26,686	(159)	69,775

Total	247,782	24,930	(4,711)	268,001	248,871	31,141	(2,114)	277,898

1)	includes asset-backed-securities of the Property-Casualty segment of €4.9 bn and of the Life/Health segment of €13.0 bn as of December 31, 2007.

Held-to-maturity investments

As of December 31,	2007				2006
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Government and government agency bonds
Germany	130	—	—	130	104	2	—	106
Italy	447	9	—	456	437	18	—	455
All other countries	1,555	26	(17)	1,564	1,561	56	(1)	1,616

Subtotal	2,132	35	(17)	2,150	2,102	76	(1)	2,177

Corporate bonds	2,500	31	(3)	2,528	2,620	92	(3)	2,709
Other	27	—	—	27	26	—	—	26
Total	4,659	66	(20)	4,705	4,748	168	(4)	4,912

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Unrealized losses on available-for-sale investments and held-to-maturity investments

The following table sets forth gross unrealized losses on available-for-sale investments and held-to-maturity investments and the related fair value, segregated by investment category and length of time such investments have been in a continuous unrealized loss position as of December 31, 2007 and 2006.

	Less than 12 months		Greater than 12 months		Total
As of December 31,	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2007
Debt securities
Government and agency mortgage-backed securities (residential and commercial)	1,371	(22)	4,115	(90)	5,486	(112)
Corporate mortgage-backed securities (residential and commercial)	2,720	(50)	1,902	(51)	4,622	(101)
Other asset-backed securities	1,527	(50)	979	(42)	2,506	(92)
Government and government agency bonds	36,587	(699)	18,522	(797)	55,109	(1,496)
Corporate bonds	33,724	(1,075)	20,183	(1,284)	53,907	(2,359)
Other	1,062	(50)	487	(54)	1,549	(104)

Subtotal	76,991	(1,946)	46,188	(2,318)	123,179	(4,264)
Equity securities	7,480	(467)	—	—	7,480	(467)

Total	84,471	(2,413)	46,188	(2,318)	130,659	(4,731)

2006
Debt securities
Government and agency mortgage-backed securities (residential and commercial)	2,706	(66)	4,815	(152)	7,521	(218)
Corporate mortgage-backed securities (residential and commercial)	1,738	(13)	1,078	(40)	2,816	(53)
Other asset-backed securities	1,447	(19)	728	(21)	2,175	(40)
Government and government agency bonds	37,923	(554)	9,833	(304)	47,756	(858)
Corporate bonds	31,888	(516)	6,397	(256)	38,285	(772)
Other	481	(7)	100	(11)	581	(18)

Subtotal	76,183	(1,175)	22,951	(784)	99,134	(1,959)
Equity securities	3,607	(159)	—	—	3,607	(159)

Total	79,790	(1,334)	22,951	(784)	102,741	(2,118)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Government and agency mortgage-backed securities (residential and commercial)

Total unrealized losses amounted to €112 mn as of December 31, 2007. The unrealized loss positions concern mostly issues of United States government agencies, which are primarily held by Allianz Group’s North American entities. These pay-through/pass-through securities are serviced by cash flows from pools of underlying loans to mostly private debtors. The unrealized losses of these mortgage-backed securities were partly caused by interest rate increases between purchase date of the individual securities and the balance sheet date. Also in various instances, price decreases were caused by increased prepayment risk for individual loan pools that were originated in a significantly higher interest rate environment. Because the decline in fair value is attributable to changes in interest rates and, to a lesser extent, instances of insignificant deterioration of credit quality, the Allianz Group does not consider these investments to be impaired at December 31, 2007.

Government and government agency bonds

Total unrealized losses amounted to €1,496 mn at Decem-ber 31, 2007. The Allianz Group holds a large variety of government bonds, mostly of OECD countries (Organization of Economic Cooperation and Development). Given the fact that the issuers of these bonds are backed by the fiscal capacity of the issuers and the issuers typically hold an “investment grade” country- and/or issue-rating, credit risk is not a significant factor. Hence, the unrealized losses on Allianz Group’s investment in government bonds were mainly caused by interest rate increases between the purchase date of the individual securities and the balance sheet date. Because the decline in fair value is attributable to changes in interest rates and, to a lesser extent, to instances of insignificant deterioration of credit quality, the Allianz Group does not consider these investments to be impaired at December 31, 2007.

Corporate bonds

Total unrealized losses amounted to €2,359 mn as of December 31, 2007. The Allianz Group holds a large variety of bonds issued by corporations mostly domiciled in OECD countries. For the vast majority of the Allianz Group’s corporate bonds, issuers and/or issues are of “investment grade”. Therefore, the unrealized losses on Allianz Group’s investment in corporate debt securities were primarily caused by interest rate increases between the purchase date of the individual securities and the balance sheet date. As the decline in fair value is primarily attributable to changes in interest rates, the Allianz Group does not consider these investments to be impaired at December 31, 2007.

Equity securities

As of December 31, 2007, unrealized losses from equity securities amounted to €467 mn. These unrealized losses concern equity securities that did not meet the criteria of Allianz Group’s impairment policy for equity securities as described in Note 2. Substantially all of the unrealized losses have been in a continuous loss position for less than 6 months.

Contractual term to maturity

The amortized cost and estimated fair value of available-for-sale debt securities and held-to-maturity debt securities as of December 31, 2007, by contractual term to maturity, are as follows:

As of December 31, 2007	Amortized Cost	Fair Value
	€ mn	€ mn
Available-for-sale investments
Due in 1 year or less	16,333	16,459
Due after 1 year and in less than 5 years	64,716	64,612
Due after 5 years and in less than 10 years	59,781	59,048
Due after 10 years	66,158	64,821

Total	206,988	204,940

Held-to-maturity investments
Due in 1 year or less	336	340
Due after 1 year and in less than 5 years	1,406	1,422
Due after 5 years and in less than 10 years	1,436	1,437
Due after 10 years	1,481	1,506

Total	4,659	4,705

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

Equity investments carried at cost

As of December 31, 2007, fair values could not be reliably measured for equity investments with carrying amounts totaling €1,742 mn (2006: €1,486 mn). These investments are primarily investments in privately held corporations and partnerships. During the year ended December 31, 2007, such investments with carrying amounts of €27 mn (2006: €12 mn) were sold leading to gains of €42 mn (2006: €32 mn) and losses of €6 mn (2006: €1 mn).

Investments in associates and joint ventures

As of December 31, 2007, loans to associated enterprises and joint ventures and debt securities available-for-sale issued by associated enterprises and joint ventures held by the Allianz Group amounted to €1,232 mn (2006: €2,236 mn). As of December 31, 2007, the fair value of investments in associates and joint ventures was €5,654 mn (2006: €4,941 mn).

Real estate held for investment

	2007	2006	2005
	€ mn	€ mn	€ mn
Cost as of January 1,	13,039	13,090	13,655
Accumulated depreciation as of January 1,	(3,484)	(3,521)	(3,027)
Carrying amount as of January 1,	9,555	9,569	10,628
Additions	406	792	608
Changes in the consolidated subsidiaries of the Allianz Group	3	68	240
Disposals	(564)	(746)	(740)
Reclassifications1)	(1,313)	345	(745)
Foreign currency translation adjustments	(92)	(71)	70
Depreciation	(192)	(230)	(253)
Impairments	(51)	(252)	(240)
Reversals of impairments	6	80	1
Carrying amount as of December 31,	7,758	9,555	9,569
Accumulated depreciation as of December 31,	2,356	3,484	3,521
Cost as of December 31,	10,114	13,039	13,090

1)	The reclassifications for the year ended December 31, 2007 relate mainly to a portfolio of real estaste held for investment, that was classified as disposal group held for sale.

As of December 31, 2007, the fair value of real estate held for investment was €12,031 mn (2006: €13,494 mn). As of December 31, 2007, real estate held for investment pledged as security, and other restrictions on title, were €146 mn (2006: €55 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

9    Loans and advances to banks and customers

As of December 31,	2007			2006
	Banks	Customers	Total	Banks	Customers	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Short-term investments and certificates of deposit	10,316	—	10,316	6,775	—	6,775
Reverse repurchase agreements	68,340	56,991	125,331	95,770	65,849	161,619
Collateral paid for securities borrowing transactions	16,664	23,714	40,378	15,191	19,121	34,312
Loans	74,944	125,403	200,347	69,211	129,319	198,530
Other	14,012	7,148	21,160	15,225	8,358	23,583

Subtotal	184,276	213,256	397,532	202,172	222,647	424,819
Loan loss allowance	(3)	(827)	(830)	(108)	(946)	(1,054)

Total	184,273	212,429	396,702	202,064	221,701	423,765

Loans and advances to banks and customers by contractual maturity

As of December 31, 2007	Up to 3 months	> 3 months up to 1 year	> 1 year up to 3 years	> 3 years up to 5 years	Greater than 5 years	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Loans and advances to banks	95,456	23,124	21,539	9,265	34,892	184,276
Loans and advances to customers	117,865	14,573	17,988	10,865	51,965	213,256

Total	213,321	37,697	39,527	20,130	86,857	397,532

Loans and advances to banks and customers by geographic region

As of December 31,	2007			2006
	Germany	Other countries	Total	Germany	Other countries	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Short-term investments and certificates of deposit	3,188	7,128	10,316	1,124	5,651	6,775
Reverse repurchase agreements	23,980	101,351	125,331	31,884	129,735	161,619
Collateral paid for securities borrowing transactions	6,415	33,963	40,378	7,087	27,225	34,312
Loans	148,063	52,284	200,347	146,333	52,197	198,530
Other	3,409	17,751	21,160	2,875	20,708	23,583

Subtotal	185,055	212,477	397,532	189,303	235,516	424,819
Loan loss allowance	(534)	(296)	(830)	(834)	(220)	(1,054)

Total	184,521	212,181	396,702	188,469	235,296	423,765

Loans and advances to customers by type of customer

As of December 31,	2007	2006
	€ mn	€ mn
Corporate customers	148,848	155,845
Private customers	55,761	59,505
Public authorities	8,647	7,297

Total	213,256	222,647

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Loans and advances to customers by economic sector

As of December 31,	2007	2006
	€ mn	€ mn
Germany
Corporate Customers
Manufacturing industry	7,023	6,383
Construction	1,128	916
Wholesale and retail trade	4,999	4,306
Financial institutions (excluding banks) and insurance companies	9,626	7,740
Service providers	7,701	10,091
Other	4,469	3,615

Subtotal	34,946	33,051

Public authorities	3,766	3,578
Private customers	49,580	51,084
Subtotal	88,292	87,713
Other countries
Corporate Customers
Industry, wholesale and retail trade and service providers	11,748	13,474
Financial institutions (excluding banks) and insurance companies	91,369	102,250
Other	10,785	7,070

Subtotal	113,902	122,794

Public authorities	4,881	3,719
Private customers	6,181	8,421

Subtotal	124,964	134,934

Total	213,256	222,647

As of December 31, 2007, unearned income related to discounts deducted from loan balances was €58 mn (2006: €69 mn).

Finance lease receivables

Loans and advances to customers include amounts receivable under finance leases at their net investment value of €1,256 mn (2006: €2,081 mn).

As of December 31,	2007	2006
	€ mn	€ mn
Gross investment in the lease
Due in one year or less	168	372
Due after one year and not later than five years	900	1,336
Due after five years	947	1,036

Subtotal1)	2,015	2,744

Unearned finance income
Due in one year or less	(95)	(98)
Due after one year and not later than five years	(367)	(314)
Due after five years	(297)	(251)

Subtotal	(759)	(663)

Net investment in the lease
Due in one year or less	73	274
Due after one year and not later than five years	533	1,022
Due after five years	650	785

Total	1,256	2,081

1)	As of December 31, 2007 and 2006, the residual values of the entire leasing portfolio were fully guaranteed.

During the year ended December 31, 2007, lease payments received were recognized as income in the amount of €174 mn (2006: €154 mn; 2005: €122 mn). As of December 31, 2007 and 2006, an allowance for uncollectible lease payments was not required.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Reconciliation of allowances for credit losses by class of financial assets

As of December 31, 2007, the overall volume of allowance for credit losses includes loan loss allowances deducted from loans and advances to banks and customers in the amount of €830 mn (2006: €1,054 mn; 2005: €1,647 mn) and provisions for credit losses included in other liabilities in the amount of €201 mn (2006: €261 mn; 2005: €117 mn). The provision for credit losses includes provisions for irrevocable loan commitments in the amount of €67 mn (2006: €126 mn; 2005: €36 mn), provisions for financial guarantees and contingent liabilities in the amount of €74 mn (2006: €65 mn; 2005: €72 mn) and other provisions for credit losses of €60 mn (2006: €70 mn; 2005: €9 mn).

	Loan loss allowance			Provision for credit losses			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
As of January 1,	1,054	1,647	4,135	261	117	371	1,315	1,764	4,506
Changes in the consolidated subsidiaries of the Allianz Group	—	(1)	(3)	—	—	—	—	(1)	(3)
Additions charged to the income statement	537	456	659	35	77	115	572	533	774
Unwinding—interest income1)	(8)	(6)	—	—	—	—	(8)	(6)	—
Charge-offs	(376)	(605)	(2,571)	—	(10)	(258)	(376)	(615)	(2,829)
Releases	(397)	(272)	(659)	(88)	(45)	(123)	(485)	(317)	(782)
Other additions (reductions)	35	(152)	46	(6)	126	9	29	(26)	55
Foreign currency translation adjustments	(15)	(13)	40	(1)	(4)	3	(16)	(17)	43

As of December 31,	830	1,054	1,647	201	261	117	1,031	1,315	1,764

1)

The unwinding interest income for the year ended December 31, 2006 relates to loans in the non-homogeneous portfolio belonging to the Allianz Group in Germany that have been called in and for which the process of realising the collateral has started. For the year ended December 31, 2007 the unwinding interest income additionally includes loans in the homogeneous portfolio belonging to the Allianz Group in Germany.

Reconciliation of allowances for credit losses by specific and general allowance

	Specific allowance1)			General allowance1),2)			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
As of January 1,	593	880	3,685	722	884	821	1,315	1,764	4,506
Changes in the consolidated subsidiaries of the Allianz Group	—	(1)	(3)	—	—	—	—	(1)	(3)
Additions charged to the income statement	559	511	604	13	22	170	572	533	774
Unwinding—interest income3)	(8)	(6)		—	—	—	(8)	(6)	—
Charge-offs	(376)	(615)	(2,829)	—	—	—	(376)	(615)	(2,829)
Releases	(215)	(191)	(641)	(270)	(126)	(141)	(485)	(317)	(782)
Other additions (reductions)	29	19	39	—	(45)	16	29	(26)	55
Foreign currency translation adjustments	(9)	(4)	25	(7)	(13)	18	(16)	(17)	43

As of December 31,	573	593	880	458	722	884	1,031	1,315	1,764

1)

The category country risk allowance, disclosed separately in previous years financial statements, has been be due to simplicity and materiality reasons allocated to the categories of specific and general allowances going forward, using objective criteria. The amounts of €95 mn and €225 mn as of December 31, 2006 and 2005 have been allocated completely to general allowance.

2)	Includes portfolio allowances.
3)

The unwinding interest income for the year ended December 31, 2006 relates to loans in the non-homogeneous portfolio belonging to the Allianz Group in Germany that have been called in and for which the process of realising the collateral has started. For the year ended December 31, 2007 the unwinding interest income additionally includes loans in the homogeneous portfolio belonging to the Allianz Group in Germany.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following tables present information relating to the Allianz Group’s impaired and non-accrual loans:

As of December 31,	2007	2006
	€ mn	€ mn
Impaired loans	2,240	2,072
Impaired loans with specific allowances	1,301	1,428
Impaired loans with portfolio allowances	420	532
Non-accrual loans	1,555	1,801

	2007	2006
	€ mn	€ mn
Average balance of impaired loans	2,448	2,390
Interest income recognized on impaired loans	29	28
Interest income not recognized from non- accrual loans	77	86
Interest collected and recorded on non- accrual loans	3	7

As of December 31, 2007, the Allianz Group had €40 mn (2006: €34 mn) of commitments to lend additional funds to borrowers whose loans are non-performing or whose terms have been previously restructured.

10    Reinsurance assets

As of December 31,	2007	2006
	€ mn	€ mn
Unearned premiums	1,342	1,317
Reserves for loss and loss adjustment expenses	8,561	9,719
Aggregate policy reserves	5,319	8,223
Other insurance reserves	90	101

Total	15,312	19,360

Changes in aggregate policy reserves ceded to reinsurers are as follows:

	2007	2006	2005
	€ mn	€ mn	€ mn
Carrying amount as of January 1,	8,223	9,772	10,276
Foreign currency translation adjustments	(311)	(340)	443
Changes recorded in consolidated income statements	108	(7)	135
Other changes1)	(2,701)	(1,202)	(1,082)
Carrying amount as of December 31,	5,319	8,223	9,772

1)	Primarily relating to novation of quota share reinsurance agreement.

The Allianz Group reinsures a portion of the risks it underwrites in an effort to control its exposure to losses and events and protect capital resources. International corporate risk exposures exceeding the relevant retention levels of the Allianz Group’s subsidiaries are reinsured internally by Allianz Global Corporate & Specialty AG (“AGCS”) where the portfolio is pooled and risks exceeding the retention limits were retroceded to the external reinsurance market. The Allianz Group maintains a centralized program for natural catastrophe events that pools exposures from a number of subsidiaries by internal reinsurance agreements with Allianz SE. Allianz SE limits exposures in this portfolio through external reinsurance. For other risks, the subsidiaries of the Allianz Group maintain individual reinsurance programs. Allianz SE participates as a reinsurer on an arms’ length basis in these programs.

Reinsurance involves credit risk and is subject to aggregate loss limits. Reinsurance does not legally discharge the Allianz Group from primary liability under the reinsured policies. Although the reinsurer is liable to the Allianz Group to the extent of the reinsurance ceded, the Allianz Group remains primarily liable as the direct insurer on all risks it underwrites, including the portion that is reinsured. The Allianz Group monitors the financial condition of its reinsurers on an ongoing basis and reviews its reinsurance arrangements periodically in order to evaluate the reinsurer’s ability to fulfill its obligations to the Allianz Group under existing and planned reinsurance contracts. The Allianz Group’s evaluation criteria, which includes the claims-paying and debt ratings, capital and surplus levels, and marketplace reputation of its reinsurers, are such that the Allianz Group believes that its reinsurance credit risk is not significant, and historically has not experienced noteworthy difficulty in collecting from their reinsurers. Additionally, and as appropriate, the Allianz Group may also require letters of credit, deposits, or other financial measures to further minimize its exposure to credit risk. In certain cases, however, the Allianz Group does establish an allowance for doubtful amounts related to reinsurance as appropriate, although this amount was not significant as of December 31, 2007 and 2006. Concentrations the Allianz Group has with individual reinsurers include Munich Re, Swiss Reinsurance Company and SCOR.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

11    Deferred acquisition costs

As of December 31,	2007	2006
	€ mn	€ mn
Deferred acquisition costs
Property-Casualty	3,675	3,692
Life/Health	14,118	13,619
Asset Management	94	50
Subtotal	17,887	17,361
Present value of future profits	1,206	1,227
Deferred sales inducements	520	547

Total	19,613	19,135

Deferred acquisition costs

	2007	2006	2005
	€ mn	€ mn	€ mn
Property-Casualty
Carrying amount as of January 1,	3,692	3,550	3,434
Additions	4,161	3,357	2,582
Changes in the consolidated subsidiaries of the Allianz Group	66	—	—
Foreign currency translation adjustments	(72)	(35)	78
Amortization	(4,172)	(3,180)	(2,544)
Carrying amount as of December 31,	3,675	3,692	3,550
Life/Health
Carrying amount as of January 1,	13,619	12,712	10,681
Additions	2,649	2,783	2,895
Changes in the consolidated subsidiaries of the Allianz Group	—	—	(26)
Foreign currency translation adjustments	(555)	(464)	541
Amortization	(1,595)	(1,412)	(1,379)
Carrying amount as of December 31,	14,118	13,619	12,712
Asset Management	94	50	28

Total	17,887	17,361	16,290

Present value of future profits

	2007	2006	2005
	€ mn	€ mn	€ mn
Cost as of January 1,	2,359	2,374	2,361
Accumulated amortization as of January 1,	(1,132)	(1,038)	(839)
Carrying amount as of January 1,	1,227	1,336	1,522
Changes in the consolidated subsidiaries of the Allianz Group	5	—	—
Foreign currency translation adjustments	(6)	(6)	7
Amortization1)	(20)	(103)	(193)
Carrying amount as of December 31,	1,206	1,227	1,336
Accumulated amortization as of December 31,	1,138	1,132	1,038
Cost as of December 31,	2,344	2,359	2,374

1)	During the year ended December 31, 2007, includes interest accrued on unamortized PVFP of €70 mn (2006: €62 mn; 2005: €74 mn).

As of December 31, 2007, the percentage of PVFP that is expected to be amortized in 2008 is 14.29% (12.84% in 2009, 11.46% in 2010, 10.49% in 2011 and 9.72% in 2012).

Deferred sales inducements

	2007	2006	2005
	€ mn	€ mn	€ mn
Carrying amount as of January 1,	547	515	303
Additions	86	120	209
Foreign currency translation adjustments	(59)	(56)	52
Amortization	(54)	(32)	(49)
Carrying amount as of December 31,	520	547	515

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

12    Other assets

As of December 31,	2007	2006
	€ mn	€ mn
Receivables
Policyholders	4,616	4,292
Agents	3,956	3,698
Reinsurers	2,676	2,832
Other	4,994	5,365
Less allowance for doubtful accounts	(389)	(330)
Subtotal	15,853	15,857
Tax receivables
Income tax	2,536	1,995
Other tax	731	690
Subtotal	3,267	2,685
Accrued dividends, interest and rent	5,503	5,658
Prepaid expenses
Interest and rent	3,308	2,678
Other prepaid expenses	261	173
Subtotal	3,569	2,851
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	344	463
Property and equipment
Real estate held for own use	3,708	4,758
Equipment	1,666	1,597
Software	1,165	1,078
Subtotal	6,539	7,433
Non-current assets and disposal groups held for sale	3,503	—
Other assets1)	2,950	3,054

Total	41,528	38,001

1)	As of December 31, 2007, includes prepaid benefit costs for defined benefit plans of €402 mn (2006: €265 mn).

Other assets due within one year amounted to €33,732 mn (2006: €29,399 mn), and those due after more than one year totaled €7,796 mn (2006: €8,602 mn).

Property and equipment

Real estate held for own use

	2007	2006	2005
	€ mn	€ mn	€ mn
Cost as of January 1,	6,153	5,894	7,499
Accumulated depreciation as of January 1,	(1,395)	(1,503)	(1,457)
Carrying amount as of January 1,	4,758	4,391	6,042
Additions	194	284	540
Changes in the consolidated subsidiaries of the Allianz Group	(159)	819	(2,493)
Disposals	(248)	(248)	(318)
Reclassifications1)	(635)	(345)	745
Foreign currency translation adjustments	(47)	(24)	84
Depreciation	(139)	(117)	(200)
Impairments	(17)	(3)	(9)
Reversals of impairments	1	1	—
Carrying amount as of December 31,	3,708	4,758	4,391
Accumulated depreciation as of December 31,	1,139	1,395	1,503
Cost as of December 31,	4,847	6,153	5,894

1)	The reclassifications for the year ended December 31, 2007 relate mainly to a portfolio of real estate held for own use, that was classified as disposal group held for sale.

As of December 31, 2007, the fair value of real estate held for own use was €5,070 mn (2006: €6,379 mn). As of December 31, 2007, assets pledged as security and other restrictions on title were €107 mn (2006: €27 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Software

	2007	2006	2005
	€ mn	€ mn	€ mn
Cost as of January 1,	3,764	3,472	3,320
Accumulated amortization as of January 1,	(2,686)	(2,381)	(2,348)
Carrying amount as of January 1,	1,078	1,091	972
Additions	582	523	577
Changes in the consolidated subsidiaries of the Allianz Group	(9)	73	(2)
Disposals	(58)	(70)	(38)
Foreign currency translation adjustments	(21)	(10)	14
Amortization	(406)	(496)	(432)
Impairments	(1)	(33)	—
Carrying amount as of December 31,1)	1,165	1,078	1,091
Accumulated amortization as of December 31,	2,781	2,686	2,381
Cost as of December 31,	3,946	3,764	3,472

1)	As of December 31, 2007, includes €746 mn (2006: €683 mn; 2005: €772 mn) for software developed in house and €419 mn (2006: €395 mn; 2005: €319 mn) for software purchased from third parties.

Non-current assets and disposal groups held for sale

As of December 31,	2007	2006
	€ mn	€ mn
Non-current assets and disposal groups held for sale
Real estate held for investment and real estate held for own use in Germany	1,950	—
Selecta AG	1,543	—
Other	10	—

Total	3,503	—

Liabilities associated with non-current assets and disposal groups held for sale
Selecta AG	1,292	—
Other	1	—

Total	1,293	—

During the second quarter ended June 30, 2007 the Allianz Group reclassified two portfolios of real estate held for investment and real estate held for own use in the Property-Casualty, Life/Health and Corporate segment in Germany to disposal groups held for sale as the classification criteria of IFRS 5 were met. The real estate held for own use is expected to be disposed of through sale-leaseback transactions. No gain or loss was recognised on reclassification as fair value less costs to sell exceded the carrying amount. Partly the portfolio of real estate held for own use has already been disposed in 2007.

During the fourth quarter ended December 31, 2007, the Allianz Group reclassified the assets, including goodwill, and liabilities related to its ownership of Selecta AG in the Corporate segment to disposal groups held for sale as the classification criteria of IFRS 5 were met. The Allianz Group is seeking to dispose of Selecta AG in 2008. No gain or loss was recognised on reclassification as fair value less costs to sell exceded the carrying amount.

13    Intangible assets

As of December 31,	2007	2006
	€ mn	€ mn
Goodwill	12,453	12,144
Brand names	737	717
Other	223	211

Total	13,413	13,072

Amortization expense of definite life intangible assets is estimated to be €36 mn in 2008, €36 mn in 2009, €35 mn in 2010, €17 mn in 2011 and €17 mn in 2012.

Goodwill

	2007	2006	2005
	€ mn	€ mn	€ mn
Cost as of January 1,	12,368	12,384	12,038
Accumulated impairments as of January 1,	(224)	(224)	(224)
Carrying amount as of January 1,	12,144	12,160	11,814
Additions	1,153	315	70
Disposals	—	—	(45)
Foreign currency translation adjustments	(372)	(368)	479
Reclassifications	—	37	—
Reclassifications into held for sale	(472)	—	(158)
Carrying amount as of December 31,	12,453	12,144	12,160
Accumulated impairments as of December 31,	224	224	224
Cost as of December 31,	12,677	12,368	12,384

Additions include goodwill from

•	increasing the interest in Russian People’s Insurance Society, Moscow, from 47.4% to 97.2%,

•	the acquisition of a 100.0% participation in Selecta AG, Muntelier,

•	the acquisition of a 100.0% participation in Commerce Assurance Bhd., Kuala Lumpur,

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

•	the acquisition of 100.0% participation in Insurance Company “Progress Garant”, Moscow,

•	the acquisition of a 100.0% participation in SC Tour Michelet, Paris,

•	the acquisition of a 100.0% participation in Insurance Company JTS Insurance Company “ATF POLICY”, Almaty,

•	the acquisition of 100.0% participation in United Mercantile Agencies, Inc., Kentucky.

2007

The reclassifications affect the goodwill of Selecta AG, Muntelier as this subsidiary was reclassified to disposal groups held for sale.

2006

The reclassification affects intangible assets of Allianz Slovenská poist’ovna a.s., Bratislava as they were reclassified to goodwill due to a change in the accounting treatment.

Impairment tests for goodwill and intangible assets with indefinite lives

For purposes of impairment testing, the Allianz Group has allocated goodwill to cash generating units. These cash generating units represent the lowest level at which goodwill is monitored for internal measurement purposes. During 2007, the Allianz Group realigned its cash generating units in the Property-Casualty and Life/ Health segments to ensure consistency with the management responsibilities of the Board of Management. As a result, the Allianz Group has allocated goodwill to nine cash generating units in the Property-Casualty segment, six cash generating units in the Life/Health segment, three cash generating units in the Banking segment one cash generating unit in the Asset Management segment and one cash generating unit in the Corporate segment. The goodwill of Dresdner Bank and the brand name “Dresdner Bank” have been allocated to two cash generating units in the Banking segment and to one cash generating unit in the Asset Management segment.

The groups of cash generating units of the Property-Casualty segment are: Insurance Germany, Austria & Switzerland; Europe I, including Italy, Spain, Portugal and Greece; Europe II, including France, Netherlands, Belgium, Luxemburg and Africa; South America; Asia Pacific & Middle East; Eastern Europe; Insurance Anglo, NAFTA Markets & Global Lines, including United Kingdom, Ireland, Australia, United States and Mexico; Specialty Lines I, including Allianz Global Corporate & Specialty and Specialty Lines II, including Credit Insurance, Travel Insurance and Assistance Services.

The cash generating units of the Life/Health segment are: Insurance Germany, Austria & Switzerland; Insurance Germany Health; Europe I; including Italy, Spain, Portugal and Greece; Europe II, including France, Netherlands, Belgium, Luxemburg and Africa; Asia Pacific & Middle East and Insurance Anglo NAFTA Markets & Global Lines, including United Kingdom, Ireland, Australia, United States and Mexico.

The cash generating units of the Banking segment are Private & Corporate Clients; Investment Banking and Corporate Other and Other Banking. The Asset Management segment is considered a cash generating unit. The cash generating unit of the Corporate segment is Private Equity.

The recoverable amounts of all cash generating units excluding Private Equity are determined on the basis of value in use calculations. The recoverable amount of the cash generating unit Private Equity is determined on the basis of the fair values of the Private Equity investments.

The Allianz Group applies generally acknowledged valuation principles to determine the value in use. In this regard, the Allianz Group utilizes the capitalized earnings method to derive the value in use for all cash generating units in the Property-Casualty and Banking segments as well as for the Asset Management, Insurance Germany Health cash generating units. Generally, the basis for the determination of the capitalized earnings value is the business plan (“detailed planning period”) as well as the estimate of the sustainable returns which can be assumed to be realistic on a long term basis (“terminal value”) of the companies included in the cash generating units. The capitalized earnings value

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

is calculated by discounting the future earnings using an appropriate discount rate.

The business plans applied in the value in use are the results of the structured management dialogues between the Board of Management of the Allianz Group and the companies in connection with a reporting process integrated into these dialogues. Generally, the business plans comprise a planning horizon of three years and are based on current market environment.

The terminal values are largely based on the expected profits of the final year of the detailed planning period. Where necessary, the planned profits are adjusted so that long term sustainable earnings are reflected. The financing of the assumed growth in the terminal values is accounted for by appropriate profit retention.

The discount rate is based on the capital asset pricing model and appropriate eternal growth rates. The assumptions, including the risk free interest rate, market risk premium, segment beta and leverage ratio, used to calculate the discount rates are consistent with the parameters used in the Allianz Group’s planning and controlling process, specifically those utilized in the calculation of Economic Value Added.

Sensitivity analysis with regards to discount rates and/or key value drivers of the business plans were performed. Changes of capitalized earnings values of Property-Casualty cash generating units due to changes in applied long term sustainable combined ratios and of Banking cash generating unit as well as Asset Management cash generating units due to changes in assumptions regarding cost income rations were analyzed. For all cash generating units respective capitalized earnings value sensitivities in combination with fair value analysis still exceeded respective carrying values.

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

Sensitivity analysis with regard to considered new business values are performed. For all Life cash generating units, respective Appraisal Value sensitivities still exceeded respective carrying values.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The carrying amounts of goodwill and brand names allocated to Allianz Group’s cash generating units as of December 31, 2007 and 2006 are as follows:

As of December 31,	2007		2006
	Goodwill	Brand names	Goodwill	Brand names
Cash generating units	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Insurance Germany, Austria & Switzerland	277	—	277	—
Europe I	90	—	90	—
Europe II	638	—	611	—
South America	21	—	21	—
Asia Pacific & Middle East	79	—	31	—
Eastern Europe	679	20	108	—
Insurance Anglo, NAFTA Markets & Global Lines	410	—	419	—
Specialty Lines I	7	—	5	—
Specialty Lines II	27	—	19	—
Subtotal	2,228	20	1,581	—
Life/Health
Insurance Germany, Austria & Switzerland	554	—	554	—
Insurance Germany Health	325	—	325	—
Europe I	43	—	43	—
Europe II	538	—	538	—
Asia Pacific & Middle East	320	—	320	—
Insurance Anglo, NAFTA Markets & Global Lines	425	—	436	—
Subtotal	2,205	—	2,216	—
Banking
Private & Corporate	1,479	656	1,482	656
Investment Banking	183	—	183	—
Other Banking	52	—	52	—
Subtotal	1,714	656	1,717	656
Asset Management	6,165	61	6,486	61
Corporate	141	—	144	—

Total	12,453	737	12,144	717

Brand name

The brand name “Dresdner Bank” has an indefinite life, as there is no foreseeable end to its economic life; therefore, it is not subject to amortization and it is recorded at cost less accumulated impairments. The fair value of this brand name, registered as a trade name, was determined using a royalty savings approach.

14     Financial liabilities carried at fair value through income

As of December 31,	2007	2006
	€ mn	€ mn
Financial liabilities held for trading
Obligations to deliver securities	34,795	39,951
Derivative financial instruments	76,819	69,946
Other trading liabilities	12,469	10,988

Subtotal	124,083	120,885
Financial liabilities designated at fair value through income	1,970	937

Total	126,053	121,822

As of December 31, 2007, the carrying amount of financial liabilities designated at fair value through income was €63 mn lower (2006: €14 mn lower) than the contractually required payment at maturity. The amount of the change in fair value attributable to changes in credit risk for the year ended December 31, 2007 was €10 mn (2006: €(4) mn) and €6 mn (2006: €(4) mn) cumulatively.

The change in fair value of financial liabilities designated at fair value through income attributable to changes in credit risk has been calculated as the amount of change in fair value that is not attributable to changes in market conditions, but has been caused by a change in the entities own credit spread.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

15     Liabilities to banks and customers

	2007			2006
As of December 31,	Banks	Customers	Total	Banks	Customers	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Payable on demand	11,204	60,443	71,647	18,216	68,677	86,893
Savings deposits	—	5,304	5,304	—	5,421	5,421
Term deposits and certificates of deposit	64,129	72,938	137,067	68,429	50,380	118,809
Repurchase agreements	50,444	42,145	92,589	77,002	62,796	139,798
Collateral received from securities lending transactions	16,235	4,729	20,964	17,493	4,405	21,898
Other	5,513	3,410	8,923	876	2,870	3,746

Total	147,525	188,969	336,494	182,016	194,549	376,565

Liabilities to banks and customers by contractual maturity

As of December 31, 2007	Up to 3 months	> 3 months up to 1 year	> 1 year up to 3 years	> 3 years up to 5 years	Greater than 5 years	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Liabilities to banks	108,964	24,153	7,647	2,532	4,229	147,525
Liabilities to customers	187,961	386	397	21	204	188,969

Total	296,925	24,539	8,044	2,553	4,433	336,494

Liabilities to banks and customers by type of customer and geographic region

	2007			2006
	Germany	Other countries	Total	Germany	Other countries	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Liabilities to banks	46,137	101,388	147,525	54,546	127,470	182,016
Liabilities to customers
Corporate customers	55,935	75,644	131,579	48,332	101,974	150,306
Public authorities	5,593	6,894	12,487	1,886	5,994	7,880
Private customers	34,284	10,619	44,903	28,438	7,925	36,363
Subtotal	95,812	93,157	188,969	78,656	115,893	194,549

Total	141,949	194,545	336,494	133,202	243,363	376,565

As of December 31, 2007, liabilities to customers include €27,091 mn (2006: €33,302 mn) of noninterest bearing deposits.

16     Unearned premiums

As of December 31,	2007	2006
	€ mn	€ mn
Property-Casualty	13,163	12,994
Life/Health	1,858	1,874
Consolidation	(1)	—

Total	15,020	14,868

17     Reserves for loss and loss adjustment expenses

As of December 31,	2007	2006
	€ mn	€ mn
Property-Casualty	56,943	58,664
Life/Health	6,773	6,804
Consolidation	(10)	(4)

Total	63,706	65,464

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment

	2007			2006			2005
	Gross	Ceded	Net	Gross	Ceded	Net	Gross	Ceded	Net
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
As of January 1,	58,664	(9,333)	49,331	60,259	(10,604)	49,655	55,528	(10,049)	45,479
Loss and loss adjustment expenses incurred
Current year	29,839	(2,994)	26,845	28,214	(2,573)	25,641	30,111	(3,580)	26,531
Prior years	(1,708)	348	(1,360)	(1,186)	217	(969)	(1,633)	433	(1,200)

Subtotal	28,131	(2,646)	25,485	27,028	(2,356)	24,672	28,478	(3,147)	25,331
Loss and loss adjustment expenses paid
Current year	(13,749)	1,118	(12,631)	(12,436)	675	(11,761)	(12,742)	861	(11,881)
Prior years	(14,206)	1,952	(12,254)	(14,696)	2,455	(12,241)	(13,284)	2,568	(10,716)

Subtotal	(27,955)	3,070	(24,885)	(27,132)	3,130	(24,002)	(26,026)	3,429	(22,597)
Foreign currency translation adjustments and other changes1)	(2,022)	666	(1,356)	(1,491)	497	(994)	2,278	(837)	1,441
Changes in the consolidated subsidiaries of the Allianz Group	125	(23)	102	—	—	—	1	—	1

As of December 31,	56,943	(8,266)	48,677	58,664	(9,333)	49,331	60,259	(10,604)	49,655

1)

Includes effects of foreign currency translation adjustments for loss and loss adjustment expenses for prior years claims of gross €(1,690) mn (2006: €(1,141) mn; 2005: €2,371 mn) and net of €(1,052)mn (2006: €(962) mn; 2005: €1,348 mn).

Prior years’ loss and loss adjustment expenses incurred reflects the changes in estimation charged or credited to the consolidated income statement in each year with respect to the reserves for loss and loss adjustment expenses established as of the beginning of that year. During the year ended December 31, 2007, the Allianz Group recorded additional income of €1,360 mn (2006: €969 mn; 2005: €1,200 mn) with respect of losses occurring in prior years. During the year ended December 31, 2007, these amounts as percentages of the net balance of the beginning of the year were 2.8% (2006: 2.0%; 2005: 2.6%).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Development of the reserves for loss and loss adjustment expenses for the Property-Casualty segment

The following table illustrates the development of the reserves for loss and loss adjustment expenses over the past five years. The table presents calendar year data, not accident year data. In addition, the table includes (excludes) subsidiaries from the date acquired (disposed).

	2002	2003	2004	2005	2006	2007
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Reserves for loss and loss adjustment expenses (net)	45,466	44,683	45,479	49,655	49,331	48,677
Reserves for loss and loss adjustment expenses (ceded)	14,588	12,067	10,049	10,604	9,333	8,266
Reserves for loss and loss adjustment expenses (gross)	60,054	56,750	55,528	60,259	58,664	56,943
Paid (cumulative) as of
One year later	16,357	14,384	13,282	14,696	14,206
Two years later	24,093	21,157	20,051	21,918
Three years later	29,007	26,149	24,812
Four years later	32,839	29,859
Five years later	35,845
Reserves reestimated as of
One year later	56,550	54,103	56,238	57,932	55,266
Two years later	55,704	55,365	53,374	54,270
Three years later	57,387	53,907	51,760
Four years later	56,802	53,068
Five years later	56,053
Cumulative surplus
Gross surplus before changes in the consolidated subsidiaries of the Allianz Group	4,001	3,682	3,768	5,989	3,398
Gross surplus1)	4,001	3,142	3,768	5,989	3,398
Net surplus before changes in the consolidated subsidiaries of the Allianz Group	1,365	2,397	3,204	4,582	2,412
Net surplus1)	1,365	1,945	3,204	4,582	2,412
Net Surplus as percentage of initial reserves	3.0%	4.4%	7.0%	9.2%	4.9%

1)

Gross/net surplus represents the cumulative surplus from re-estimating the reserves for loss and loss adjustment expenses for prior years claims and includes foreign currency translation adjustments of gross €1,690 mn (2006: €1,141 mn) and net €1,052 mn (2006: €962 mn). This leads to an effective run off result excluding effects of foreign currency translation of gross €1,708 mn (2006: €1,186 mn) and net €1,360 mn (2006: €969 mn) which can be found in the table for changes in the reserves for loss and loss adjustment expenses within this footnote. Please note that the 2006 numbers refer to the surplus presented in the consolidated financial statements 2006 and not the cumulative surplus of the calendar year 2006 presented in the table above.

Discounted loss and loss adjustment expenses

As of December 31, 2007 and 2006, the Allianz Group Property-Casualty reserves for loss and loss adjustment expenses reflected discounts of €1,466 mn and €1,377 mn, respectively. The discount reflected in the reserves is related to annuities for certain long-tailed liabilities, primarily in workers’ compensation, personal accident, general liability, motor liability, individual and group health disability and employers’ liability. All of the reserves that have been discounted have payment amounts that are fixed and timing that is reasonably determinable.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table shows, by country, the carrying amounts of reserves for loss and loss adjustment expenses that have been discounted, and the interest rates used for discounting:

	Discounted reserves for loss and loss adjustment expenses		Amount of the discount		Interest rate used for discounting
As of December 31,	2007	2006	2007	2006	2007	2006
	€ mn	€ mn	€ mn	€ mn	%	%
France	1,321	1,325	400	349	3.25	3.25
Germany	559	504	372	346	2.25 – 4.00	2.75 – 4.00
Switzerland	430	427	258	253	3.00	3.25
United States	155	181	170	200	5.25	6.00
United Kingdom	160	139	163	133	4.00 – 4.75	4.00 – 4.25
Belgium	94	91	28	26	4.50	3.20 – 4.68
Portugal	64	79	49	47	4.00	4.00
Hungary	79	74	26	23	1.40	1.40

Total	2,862	2,820	1,466	1,377	—	—

18     Reserves for insurance and investment contracts

As of December 31,	2007	2006
	€ mn	€ mn
Aggregate policy reserves	264,243	256,333
Reserves for premium refunds	27,225	30,024
Other insurance reserves	776	675

Total	292,244	287,032

Aggregate policy reserves

As of December 31,	2007	2006
	€ mn	€ mn
Traditional participating insurance contracts (SFAS 120)	127,502	123,835
Long-duration insurance contracts (SFAS 60)	46,337	45,390
Universal life-type insurance contracts (SFAS 97)	89,840	86,681
Non unit linked investment contracts	564	427

Total	264,243	256,333

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Changes in aggregate policy reserves for traditional participating insurance contracts and long-duration insurance contracts for the years ended December 31, 2007 and 2006 were as follows:

	2007			2006
	Traditional participating insurance contracts (SFAS 120)	Long- duration insurance contracts (SFAS 60)		Traditional participating insurance contracts (SFAS 120)	Long- duration insurance contracts (SFAS 60)
	€ mn	€ mn		€ mn	€ mn
As of January 1,	123,835	45,390		120,967	44,624
Foreign currency translation adjustments	(104)	(755)		(119)	(356)
Changes in the consolidated subsidiaries of the Allianz Group	—	10		—	—
Changes recorded in consolidated income statements	2,445	954		2,393	927
Novation of reinsurance agreements	—	—		(420)	—
Dividends allocated to policyholders	1,278	207		1,029	198
Additions and disposals	—	(2)		—	—
Other changes	48	533	1)	(15)	(3)

As of December 31,	127,502	46,337		123,835	45,390

1)	Mainly relating to a reclassification from reserves for premium refunds and other insurance reserves.

Changes in aggregate policy reserves for universal life-type insurance contracts and non unit linked investment contracts for the years ended December 31, 2007 and 2006 were as follows:

	2007		2006
	Universal life-type insurance contracts (SFAS 97)	Non unit linked investment contracts	Universal life-type insurance contracts (SFAS 97)	Non unit linked investment contracts
	€ mn	€ mn	€ mn	€ mn
As of January 1,	86,681	427	83,133	288
Foreign currency translation adjustments	(3,933)	(12)	(3,686)	(12)
Premiums collected	12,579	231	13,092	142
Separation of embedded derivatives	(473)	—	(543)	—
Interest credited	3,178	47	3,106	20
Releases upon death, surrender and withdrawal	(8,650)	(105)	(7,785)	(104)
Policyholder charges	(715)	(28)	(541)	(2)
Additions	81	—	—	—
Portfolio acquisitions and disposals	(37)	—	—	—
Reclassifications1)	1,129	4	(95)	95

As of December 31,	89,840	564	86,681	427

1)	The reclassifications mainly relate to insurance contracts when policies transfer from a separate account contract to a universal life-type contract.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

As of December 31, 2007, participating life business represented approximately 65% (2006: 62%) of the Allianz Group’s gross insurance inforce. During the year ended December 31, 2007, participating policies represented approximately 61% (2006: 66%) of gross statutory premiums written and 60% (2006: 63%) of life premiums earned. As of December 31, 2007, reserves for conventional participating policies were approximately 54% (2006: 54%) of the Allianz Group’s consolidated aggregate policy reserves.

Reserves for premium refunds

	2007	2006	2005
	€ mn	€ mn	€ mn
Amounts already allocated under local statutory or contractual regulations
As of January 1,	12,764	10,915	8,794
Foreign currency translation adjustments	(15)	(9)	14
Changes	689	1,858	2,107

As of December 31,	13,438	12,764	10,915
Latent reserves for premium refunds
As of January 1,	17,260	16,930	11,779
Foreign currency translation adjustments	(19)	(24)	(4)
Changes due to fluctuations in market value	(4,099)	(50)	4,094
Changes in the consolidated subsidiaries of the Allianz Group	—	(491)	6
Changes due to valuation differences charged to income	645	895	1,055

As of December 31,	13,787	17,260	16,930

Total	27,225	30,024	27,845

Concentration of insurance risk in the Life/Health segment

The Allianz Group’s Life/Health segment provides a wide variety of insurance and investment contracts to individuals and groups in approximately 30 countries around the world. Individual contracts include both traditional contracts and unit linked contracts. Without consideration of policyholder participation, traditional contracts generally incorporate significant investment risk for the Allianz Group. Traditional contracts include life, endowment, annuity, and supplemental health contracts. Traditional annuity contracts are issued in both deferred and immediate types. In addition, the Allianz Group’s life insurance operations in the United States issue a significant amount of equity indexed deferred annuities. Unit linked contracts generally result in the contract holder assuming investment risk. In addition, in certain markets, the Allianz Group issues group life, health, and pension contracts.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

As of December 31, 2007 and 2006, the Allianz Group’s deferred acquisition costs and reserves for insurance and investment contracts for the Life/Health segment are summarized as follows:

As of December 31,	Deferred acquisition costs	Aggregate policy reserves	Reserves for premium refunds	Other insurance reserves	Total non unit linked reserves	Liabilities for unit linked contracts	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2007
Countries with legal or contractual policyholder participation in insurance, investment and/or expense risk
Germany Life	5,907	117,478	17,070	3	134,551	1,831	136,382
Germany Health	867	13,339	3,949	4	17,292	—	17,292
France	1,189	42,830	3,603	202	46,635	14,285	60,920
Italy	1,146	19,120	14	—	19,134	25,682	44,816
Switzerland	238	5,695	610	107	6,412	583	6,995
Austria	142	3,195	273	3	3,471	277	3,748
South Korea	785	5,978	47	—	6,025	904	6,929

Subtotal	10,274	207,635	25,566	319	233,520	43,562	277,082

Other Countries
Belgium	112	5,327	17	—	5,344	302	5,646
Spain	25	4,857	138	—	4,995	92	5,087
Other Western and Southern Europe	318	1,865	151	—	2,016	3,819	5,835
Eastern Europe	291	1,596	25	4	1,625	1,076	2,701
United States	4,394	32,291	—	—	32,291	13,954	46,245
Taiwan	250	1,841	—	—	1,841	2,710	4,551
Other Asia-Pacific	172	565	58	—	623	529	1,152
South America	—	93	—	—	93	12	105
Other	2	776	10	5	791	4	795

Subtotal	5,564	49,211	399	9	49,619	22,498	72,117

Total	15,838	256,846	25,965	328	283,139	66,060	349,199

2006
Countries with legal or contractual policyholder participation in insurance, investment and/or expense risk
Germany Life	5,331	112,103	18,235	3	130,341	1,095	131,436
Germany Health	857	12,070	3,372	3	15,445	—	15,445
France	1,238	41,622	4,837	59	46,518	12,430	58,948
Italy	1,148	19,640	408	2	20,050	24,779	44,829
Switzerland	267	5,707	689	117	6,513	558	7,071
Austria	126	3,050	308	—	3,358	194	3,552
South Korea	786	5,847	58	—	5,905	970	6,875

Subtotal	9,753	200,039	27,907	184	228,130	40,026	268,156

Other Countries
Belgium	118	5,035	26	—	5,061	325	5,386
Spain	24	4,637	451	1	5,089	114	5,203
Other Western and Southern Europe	305	2,188	126	—	2,314	3,564	5,878
Eastern Europe	236	1,465	27	11	1,503	668	2,171
United States	4,601	32,762	—	—	32,762	15,063	47,825
Taiwan	209	1,883	—	—	1,883	1,868	3,751
Other Asia-Pacific	131	434	45	—	479	176	655
South America	—	88	—	—	88	58	146
Other	4	716	7	6	729	2	731

Subtotal	5,628	49,208	682	18	49,908	21,838	71,746

Total	15,381	249,247	28,589	202	278,038	61,864	339,902

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

A majority part of the Allianz Group’s Life/Health segment operations is conducted in Western Europe. Insurance laws and regulations in Western Europe have historically been characterized by legal or contractual minimum participation of contract holders in the profits of the insurance company issuing the contract. In particular, Germany, Switzer-land and Austria, which comprise approximately 47% and 46%, of the Allianz Group’s reserves for insurance and investment contracts as of December 31, 2007 and 2006 respectively, include a substantial level of policyholder participation in all sources of profit including mortality/morbidity, investment and expense. As a result of this poli-cyholder participation, the Allianz Group’s exposure to insurance, investment and expense risk is mitigated.

Furthermore, all of the Allianz Group’s annuity policies issued in the United States meet the criteria for classification as insurance contracts under IFRS 4 on an individual contract basis, because they include options for contract holders to elect a life-contingent annuity. These contracts currently do not expose the Allianz Group to significant insurance risk, nor are they expected to do so in the future, as the projected and observed annuitization rates are very low. Additionally, many of the Allianz Group’s traditional contracts issued in France and Italy do not incorporate significant insurance risk, although they are accounted for as insurance contracts, because of their discretionary participation features. Similarly, a significant portion of the Allianz Group’s unit linked contracts in France and Italy do not incorporate significant insurance risk.

As a result of the considerable diversity in types of contracts issued, including the offsetting effects of mortality risk and longevity risk inherent in a combined portfolio of life insurance and annuity products, and the geographic diversity of the Allianz Group’s Life/Health segment, as well as the substantial level of policyholder participation in mortality/morbidity risk in certain countries in Western Europe, the Allianz Group does not believe its Life/Health segment has any significant concentrations of insurance risk, nor does it believe its net income or shareholders’ equity is highly sensitive to insurance risk.

The Allianz Group’s Life/Health segment is exposed to significant investment risk as a result of guaranteed minimum interest rates included in most of its traditional contracts. The weighted average guaranteed minimum interest rates of the Allianz Group’s largest operating entities in the Life/Health segment by country can be summarized as follows:

As of December 31,	2007	2006
	%	%
Country1)
Germany Life	3.41	3.45
France	1.99	2.44
Italy	2.49	2.50
Switzerland	2.87	2.86
Spain	5.05	5.38
Austria	3.00	3.11
Belgium	3.95	4.06
South Korea	5.29	6.06
Taiwan	3.61	3.74

1)

The life operations of the Allianz Group in the United States only grant minimum guaranteed interest rates on approximately 15% of their existing business, the weighted average minimum interest rate for these contracts as of December 31, 2007 is 2.7% (2006: 2.7%).

In most of these markets, the effective interest rates being earned on the investment portfolio exceed these guaranteed minimum interest rates. In addition, the operations in these markets may also have significant mortality and expense margins. As a result, as of December 31, 2007 and 2006, the Allianz Group does not believe that it is exposed to a significant risk of premium deficiencies in its Life/Health segment. However, the Allianz Group’s Life/Health operations in Switzerland, Belgium, South Korea and Taiwan, have high guaranteed minimum interest rates on older contracts in their portfolios and, as a result, may be sensitive to any declines in investment rates or a prolonged low interest rate environment.

19    Financial liabilities for unit linked contracts

As of December 31,	2007	2006
	€ mn	€ mn
Unit linked insurance contracts	39,323	36,296
Unit linked investment contracts	26,737	25,568

Total	66,060	61,864

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Changes in financial liabilities for unit linked insurance contracts and unit linked investment contracts for the years ended December 31, 2007 and 2006 were as follows:

	2007		2006
	Unit linked insurance contracts	Unit linked investment contracts	Unit linked insurance contracts	Unit linked investment contracts
	€ mn	€ mn	€ mn	€ mn
As of January 1,	36,296	25,568	30,320	24,341
Foreign currency translation adjustments	(1,954)	(2)	(1,765)	(6)
Premiums collected	9,381	7,903	8,313	5,987
Interest credited	1,508	(149)	3,013	705
Releases upon death, surrender and withdrawal	(3,740)	(6,286)	(2,584)	(5,257)
Policyholder charges	(1,130)	(222)	(914)	(289)
Portfolio acquisitions and disposals	20	—	—	—
Reclassifications1)	(1,058)	(75)	(87)	87

As of December 31,	39,323	26,737	36,296	25,568

1)	The reclassifications mainly relate to insurance contracts when policies transfer from a separate account contract to a universal life-type contract.

20    Other liabilities

As of December 31,	2007	2006
	€ mn	€ mn
Payables
Policyholders	4,806	5,322
Reinsurance	1,844	1,868
Agents	1,743	1,494

Subtotal	8,393	8,684
Payables for social security	263	219
Tax payables
Income tax	2,563	2,076
Other	1,012	968

Subtotal	3,575	3,044
Accrued interest and rent	779	793
Unearned income
Interest and rent	3,453	2,645
Other	351	279

Subtotal	3,804	2,924
Provisions
Pensions and similar obligations	4,184	4,120
Employee related	2,956	3,120
Share-based compensation	1,761	1,898
Restructuring plans	541	887
Loan commitments	201	261
Other provisions	1,991	1,943

Subtotal	11,634	12,229
Deposits retained for reinsurance ceded	3,227	5,716
Derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting and firm commitments	2,210	907
Financial liabilities for puttable equity instruments	4,162	3,750
Disposal groups held for sale	1,293	—
Other liabilities	9,984	11,498

Total	49,324	49,764

Other liabilities due within one year amounted to €39,444 mn (2006: €40,839 mn) and those due after more than one year totaled €9,880 mn (2006: €8,925 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

21    Certificated liabilities

	Contractual Maturity Date						As of December 31, 2007	As of December 31, 2006
	2008	2009	2010	2011	2012	Thereafter
	€ mn1)	€ mn1)	€ mn1)	€ mn1)	€ mn1)	€ mn1)	€ mn	€ mn
Allianz SE2)
Senior bonds
Fixed rate	1,631	—	—	—	893	1,483	4,007	6,195
Contractual interest rate	5.00%	—	—	—	5.63%	4.00%	—	—
Floating rate	—	272	—	—	—	—	272	—
Current interest rate	—	5.23%	—	—	—	—	—	—

Subtotal	1,631	272	—	—	893	1,483	4,279	6,195
Exchangeable bonds
Fixed rate	450	—	—	—	—	—	450	1,262
Contractual interest rate	0.75%	—	—	—	—	—	—	—
Money market securities
Fixed rate	2,929	—	—	—	—	—	2,929	870
Contractual interest rate	4.19%	—	—	—	—	—	—	—

Total Allianz SE2)	5,010	272	—	—	893	1,483	7,658	8,327
Banking subsidiaries
Senior bonds
Fixed rate	5,206	2,807	2,031	270	484	638	11,436	14,608
Contractual interest rate	6.50%	4.61%	4.45%	5.64%	4.57%	5.65%	—	—
Floating rate	2,009	1,122	793	913	1,191	647	6,675	8,729
Current interest rate	5.16%	4.35%	4.90%	4.48%	4.86%	4.24%	—	—

Subtotal	7,215	3,929	2,824	1,183	1,675	1,285	18,111	23,337
Money market securities
Fixed rate	16,289	—	—	—	—	—	16,289	17,677
Contractual interest rate	4.50%	—	—	—	—	—	—	—
Floating rate	9	—	—	—	—	—	9	4,978
Current interest rate	6.80%	—	—	—	—	—	—	—

Subtotal	16,298	—	—	—	—	—	16,298	22,655

Total banking subsidiaries	23,513	3,929	2,824	1,183	1,675	1,285	34,409	45,992
All other subsidiaries
Certificated liabilities
Fixed rate	—	—	—	—	—	3	3	4
Contractual interest rate	—	—	—	—	—	2.11%	—	—
Money market securities
Fixed rate	—	—	—	—	—	—	—	599
Contractual interest rate	—	—	—	—	—	—	—	—

Total all other subsidiaries	—	—	—	—	—	3	3	603

Total	28,523	4,201	2,824	1,183	2,568	2,771	42,070	54,922

1)	Except for the interest rates. The interest rates represent the weighted-average.
2)

Includes senior bonds, exchangeable bonds and money market securities issued by issued by Allianz Finance B.V. and Allianz Finance II B.V. guaranteed by Allianz SE and money market securities issued by Allianz Finance Corporation, a wholly-owned subsidiary of Allianz SE, which are fully and unconditionally guaranteed by Allianz SE.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

22     Participation certificates and subordinated liabilities

	Contractual Maturity Date						As of December 31,	As of December 31,
	2008	2009	2010	2011	2012	Thereafter	2007	2006
	€ mn1)	€ mn1)	€ mn1)	€ mn1)	€ mn1)	€ mn1)	€ mn	€ mn
Allianz SE2)
Subordinated bonds
Fixed rate	—	—	—	—	—	1,129	1,129	1,164
Contractual interest rate	—	—	—	—	—	5.94%	—	—
Floating rate	—	—	—	—	—	5,724	5,724	5,719
Current interest rate	—	—	—	—	—	5.61%	—	—

Subtotal	—	—	—	—	—	6,853	6,853	6,883
Participation certificates3)
Floating rate	—	—	—	—	—	85	85	85

Total Allianz SE2)	—	—	—	—	—	6,938	6,938	6,968
Banking subsidiaries
Subordinated bonds
Fixed rate	342	297	116	20	36	1,004	1,815	2,621
Contractual interest rate	5.87%	5.34%	6.31%	6.76%	5.83%	6.30%	—	—
Floating rate	171	282	32	59	21	442	1,007	1,048
Current interest rate	5.62%	4.70%	4.91%	5.22%	6.15%	5.24%	—	—

Subtotal	513	579	148	79	57	1,446	2,822	3,669
Hybrid equity
Fixed rate	—	—	—	500	—	1,929	2,429	2,513
Contractual interest rate	—	—	—	5.79%	—	7.20%	—	—
Participation certificates4)
Fixed rate	903	51	—	—	—	732	1,686	2,262
Contractual interest rate	7.87%	6.13%	—	—	—	5.39%	—	—

Total banking subsidiaries	1,416	630	148	579	57	4,107	6,937	8,444
All other subsidiaries
Subordinated liabilities
Fixed rate	60	—	—	—	—	618	678	680
Contractual interest rate	6.84%	—	—	—	—	5.35%	—	—
Floating rate	—	—	—	—	—	226	226	225
Current interest rate	—	—	—	—	—	5.66%	—	—

Subtotal	60	—	—	—	—	844	904	905
Hybrid equity
Fixed rate	—	—	—	—	—	45	45	45
Contractual interest rate	—	—	—	—	—	5.58%	—	—

Total all other subsidiaries	60	—	—	—	—	889	949	950

Total	1,476	630	148	579	57	11,934	14,824	16,362

1)	Except for interest rates. Interest rates represent the weighted-average.
2)	Includes subordinated bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. and guaranteed by Allianz SE.
3)

The terms of the profit participation certificates provide for an annual cash distribution of 240% of the dividend paid by Allianz SE per one Allianz SE share. Holders of profit participation certificates do not have voting rights, or any rights to convert the certificates into Allianz SE shares, or rights to liquidation proceeds. Profit participation certificates are unsecured and rank pari passu with the claims of other unsecured creditors. Profit participation certificates can be redeemed by holders upon twelve months prior notice every fifth year. Allianz SE has the right to call the profit participation certificates for redemption, upon six months prior notice every year. The next call date is December 31, 2008. Upon redemption by Allianz SE, the cash redemption price per certificate would be equal to 122.9% of the then current price of one Allianz SE share during the last three months preceding the recall of the participation certificate. In lieu of redemption for cash, Allianz SE may offer 10 Allianz SE ordinary shares per 8 profit participation certificates.

4)

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

23    Equity

As of December 31,	2007	2006
	€ mn	€ mn
Shareholders’ equity
Issued capital	1,152	1,106
Capital reserve	27,169	24,292
Revenue reserves	12,790	13,511
Treasury shares	(172)	(441)
Foreign currency translation adjustments	(3,656)	(2,210)
Unrealized gains and losses (net)1)	10,470	13,392
Subtotal	47,753	49,650
Minority interests	3,628	7,180
Total	51,381	56,830

1)	As of December 31, 2007 includes €175 mn related to cash flow hedges (2006: €140 mn).

Issued capital

Issued capital at December 31, 2007 amounted to €1,152,384,000 divided into 450,150,000 registered shares. The shares have no par value but a mathematical per share value of €2.56 each as a proportion of the issued capital.

Authorized capital

As of December 31, 2007, Allianz SE had €406,545,646 (158,806,893 shares) of authorized unissued capital (Authorized Capital 2006/I) which can be issued at any time up to February 7, 2011. The Board of Management, with approval of the Supervisory Board, is authorized to exclude the preemptive rights of shareholders if the shares are issued against a contribution in kind and, in certain cases, if they are issued against a cash contribution.

As of December 31, 2007, Allianz SE had €9,848,297 (3,846,991 shares) of authorized unissued capital (Authorized Capital 2006/II) which can be issued at any time up to February 7, 2011. The Board of Management, with approval of the Supervisory Board, is authorized to exclude the preemptive rights of shareholders if the shares are issued to employees of the Allianz Group. Further, as of December 31, 2007, Allianz SE had an unissued conditional capital in the amount of €250,000,000 (97,656,250 shares), authorized in 2006 and in the amount of €5,632,000 (2,200,000 shares), authorized in 2004. A capital increase out of unissued conditional capital will be carried out only to the extent that conversion or option rights are exercised by holders of bonds issued by Allianz SE or any of its subsidiaries or that mandatory conversion obligations are fulfilled.

Changes in the number of issued shares outstanding

	2007	2006	2005
Issued shares outstanding as of January 1,	429,336,291	405,298,397	366,859,799
Capital increase for merger with RAS	—	25,123,259	—
Capital increase for tender offer AGF	16,974,357	—	—
Exercise of warrants	—	—	9,000,000
Capital increase for cash	—	—	10,116,850
Capital increase for employee shares	1,025,643	986,741	1,148,150
Change in treasury shares held for non- trading purposes	(86,431)	(57,232)	17,165,510
Change in treasury shares held for trading purposes	1,660,788	(2,014,874)	1,008,088

Issued shares outstanding as of December 31,	448,910,648	429,336,291	405,298,397
Treasury shares	1,239,352	2,813,709	741,603

Total number of issued shares	450,150,000	432,150,000	406,040,000

In November 2007, 1,025,643 (2006: 986,741) shares were issued at a price of €154.07 (2006: €131.00) per share, enabling employees of Allianz Group subsidiaries in Germany and abroad to purchase 881,980 (2006: 929,509) shares at prices ranging from €107.85 (2006: €91.70) to €128.39 (2006: €111.35) per share. The remaining 143,663 (2006: 57,232) shares were warehoused and booked as treasury shares for further subscriptions by employees in the context of the employee share purchase plan in 2008. As a result, issued capital increased by €3 mn and capital reserve increased by €155 mn.

In April 2007 16,974,357 new Allianz SE shares were issued for the execution of the minority buy-out of AGF shares. The increase in share capital due to the minority buyout of AGF amounts to €43 mn; the additional paid-in capital increased by €2,722 mn.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

On October 13, 2006, Allianz AG and RAS merged resulting in the issuance of 25,123,259 shares of Allianz SE to the shareholders of RAS. As a result, share capital increased by €64 mn and capital reserve increased by €3,589 mn.

In September 2005, the Allianz Group issued 10,116,850 shares for proceeds of €1,062 mn, which increased issued capital by €26 mn and capital reserve of €1,036 mn.

On February 18, 2005, the Allianz Group issued a subordinated bond with 11.2 mn detachable warrants, which allow the holder to purchase a share of Allianz SE. The warrants are exercisable at any time during their three year term and have an exercise price of €92 per share. The warrants were recorded in capital reserve at the premium received of €174 mn on their issuance date. During the year ended December 31, 2005, as a result of the exercise of 9 mn warrants the Allianz Group received consideration of €828 mn, which increased issued capital by €23 mn and capital reserve by €805 mn. On February 15, 2008 the remaining 2.2 mn warrants were exercised.

All shares issued during the years ended December 31, 2007, 2006 and 2005 are qualifying shares from the beginning of the year of issue.

Dividends

For the year ended December 31, 2007, the Board of Management will propose to shareholders at the Annual General Meeting the distribution of a dividend of €5.50 per qualifying share. During the years ended December 31, 2006 and 2005, Allianz SE paid a dividend of €3.80 and €2.00, respectively, per qualifying share.

Treasury shares

The Annual General Meeting on May 2, 2007 (2006: May 3), authorized Allianz SE to acquire its own shares for other purposes pursuant to clause 71(1) no. 8 of the German Stock Corporation Law (“Aktiengesetz”). During the year ended December 31, 2007 the authorization was used to acquire 143,663 (2006: 57,232) shares of Allianz SE.

In order to enable Dresdner Bank Group to trade in shares of Allianz SE, the Annual General Meeting on May 2, 2007 authorized the Allianz Group’s domestic or foreign credit institutions in which Allianz SE has a majority holding to acquire treasury shares for trading purposes pursuant to clause 71(1) no. 7 of the Aktiengesetz. During the year ended December 31, 2007, in accordance with this authorization, the credit institutions of the Allianz Group purchased 24,780,668 (2006: 44,741,900) of Allianz SE’s shares at an average price of €131.55 per share (2006: €131.45), which included previously held Allianz SE shares. During the year ended December 31, 2007, 25,348,169 shares (2006: 42,180,935) were disposed of holdings at an average price of €127.39 per share (2006: €132.76). During the year ended December 31, 2007, the losses arising from treasury share transactions and in consideration of the holding, were €110 mn (2006: gains €29 mn), which were recorded directly in revenue reserves.

In 2005, the Dresdner Bank Group placed 17,155,008 shares of Allianz SE in the market.

The resulting short position in own shares is hedged by the use of derivatives and is reflected in the revenue reserves. Due to written put options the Allianz Group is obliged to buy own shares amounting to €-mn (2006: €2 mn), in case the put options are exercised.

Composition of the treasury shares

As of December 31,	Acquisition costs	Number of shares	Issued capital
	€ mn		%
2007
Allianz SE	72	567,698	0.13
Dresdner Bank Group	100	671,654	0.15
Dresdner Bank Group (obligation for written put options on Allianz SE shares)	—	—	—

Total	172	1,239,352	0.28

2006
Allianz SE	57	481,267	0.11
Dresdner Bank Group	382	2,332,442	0.54
Dresdner Bank Group (obligation for written put options on Allianz SE shares)	2	—	—

Total	441	2,813,709	0.65

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

At December 31, 2007, based on the current status of discussion, our eligible capital for the solvency margin, required for our insurance segments and our banking and asset management business, was €45.5 bn (2006: €49.5 bn) including off-balance sheet reserves1), surpassing the minimum legally stipulated level by €16.6 bn (2006: €23.4 bn). This margin resulted in a preliminary cover ratio2) of 157% at December 31, 2007 (2006: 190%). In 2007, all Allianz Group companies also have met their local solvency requirements.

At December 31, 2007, our eligible capital for the solvency margin, required for insurance groups under German law, was €50.9 bn (2006: €53.3 bn), surpassing the minimum legally stipulated level by €32.8 bn (2006: €37.9 bn). This margin resulted in preliminary cover ratio2) of 281% (2006: 345%).

Dresdner Bank is subject to the German Banking Act (“Kreditwesengesetz”) as well as to the new Solvency Regulation (“Solvabilitäts-Verordnung”) and therefore Dresdner Bank calculates and reports under such guidelines to the German Federal Financial Supervisory Authority (the Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) and the Deutsche Bundesbank, the German central bank. These guidelines are used to evaluate capital adequacy based primarily on the perceived credit risk associated with balance sheet assets, as well as certain off-balance sheet exposures such as unfunded loan commitments, letters of credit, and derivative and foreign exchange contracts. In addition, for Allianz SE to maintain its status as a “financial holding company” under the U.S. Gramm-Leach-Bliley Financial Modernization Act of 1999, Dresdner Bank must be considered “well capitalized” under guidelines issued by the Board of Governors of the Federal Reserve System. To be considered “well capitalized” for these purposes, Dresdner Bank must have a Tier I Capital Ratio of a least 6% and a combined Tier I and Tier II Capital Ratio of at least 10%, and not be subject to a directive, order or written agreement to meet and maintain specific capital levels. As shown in the table below, Dresdner Bank maintained a “well capitalized” position during both 2007 and 2006.

The following table sets forth Dresdner Bank’s BIS capital ratios:

As of December 31,	2007	2006
	€ mn	€ mn
Tier I capital (core capital)	11,234	12,469
Tier I & Tier II capital	16,964	18,668
Tier III capital (supplementary capital)	—	—

Total capital	16,964	18,668
Risk-weighted assets—banking book	119,477	117,355
Risk-weighted assets—trading book	3,638	2,625

Total risk-weighted assets	123,115	119,980
Tier I capital ratio (core capital) in %	9.1	10.4
Tier I & Tier II capital ratio in %	13.8	15.6
Total capital ratio in %	13.8	15.6

1)

Represents the difference between fair value and amortized cost of real estate held for investment and investments in associates and joint ventures, net of deferred taxes, policyholders’ participation and minority interests.

2)	Represents the ratio of eligible capital to required capital.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

As of December 31, 2007, the Allianz Group’s insurance subsidiaries were in compliance with all applicable solvency and capital adequacy requirements.

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

Minority interests

As of December 31,	2007	2006
	€ mn	€ mn
Unrealized gains and losses (net)	95	888
Share of earnings	748	1,289
Other equity components	2,785	5,003

Total	3,628	7,180

The reduction in minority interests includes the impact of the minority buy-out of AGF with an amount of €(3,868) mn.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Supplementary Information to the Consolidated Income Statements

24    Premiums earned (net)

	Property-Casualty	Life/Health	Consolidation	Total
	€ mn	€ mn	€ mn	€ mn
2007
Premiums written
Direct	41,526	21,241	—	62,767
Assumed	2,763	281	(23)	3,021

Subtotal	44,289	21,522	(23)	65,788

Ceded	(5,320)	(637)	23	(5,934)

Net	38,969	20,885	—	59,854

Change in unearned premiums
Direct	(352)	(77)	—	(429)
Assumed	(68)	2	1	(65)

Subtotal	(420)	(75)	1	(494)

Ceded	4	(1)	(1)	2

Net	(416)	(76)	—	(492)

Premiums earned
Direct	41,174	21,164	—	62,338
Assumed	2,695	283	(22)	2,956

Subtotal	43,869	21,447	(22)	65,294

Ceded	(5,316)	(638)	22	(5,932)

Net	38,553	20,809	—	59,362

2006
Premiums written
Direct	40,967	21,252	—	62,219
Assumed	2,707	362	(13)	3,056

Subtotal	43,674	21,614	(13)	65,275

Ceded	(5,415)	(816)	13	(6,218)

Net	38,259	20,798	—	59,057

Change in unearned premiums
Direct	(351)	(225)	—	(576)
Assumed	156	1	—	157

Subtotal	(195)	(224)	—	(419)

Ceded	(114)	—	—	(114)

Net	(309)	(224)	—	(533)

Premiums earned
Direct	40,616	21,027	—	61,643
Assumed	2,863	363	(13)	3,213

Subtotal	43,479	21,390	(13)	64,856

Ceded	(5,529)	(816)	13	(6,332)

Net	37,950	20,574	—	58,524

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

	Property-Casualty	Life/Health	Consolidation	Total
	€ mn	€ mn	€ mn	€ mn
2005
Premiums written
Direct	40,547	20,707	—	61,254
Assumed	3,152	386	(26)	3,512

Subtotal	43,699	21,093	(26)	64,766

Ceded	(5,529)	(926)	26	(6,429)

Net	38,170	20,167	—	58,337

Change in unearned premiums
Direct	(378)	(161)	—	(539)
Assumed	(246)	(6)	—	(252)

Subtotal	(624)	(167)	—	(791)

Ceded	139	(3)	—	136

Net	(485)	(170)	—	(655)

Premiums earned
Direct	40,169	20,546	—	60,715
Assumed	2,906	380	(26)	3,260

Subtotal	43,075	20,926	(26)	63,975

Ceded	(5,390)	(929)	26	(6,293)

Net	37,685	19,997	—	57,682

25     Interest and similar income

	2007	2006	2005
	€ mn	€ mn	€ mn
Interest from held-to-maturity investments	223	233	253
Dividends from available-for-sale investments	2,332	2,119	1,469
Interest from available-for-sale investments	9,709	9,160	8,592
Share of earnings from investments in associates and joint ventures	521	287	253
Rent from real estate held for investment	835	930	993
Interest from loans to banks and customers	12,200	11,058	10,875
Other interest	227	169	209

Total	26,047	23,956	22,644

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

26     Income from financial assets and liabilities carried at fair value through income (net)

	Property- Casualty	Life/ Health	Banking	Asset Managment	Corporate	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2007
Income (expense) from financial assets and liabilities held for trading	(51)	(1,337)	(464)	—	44	(35)	(1,843)
Income from financial assets designated at fair value through income	150	345	67	64	7	(8)	625
Income (expense) from financial liabilities designated at fair value through income	3	11	(34)	—	—	—	(20)
Income (expense) from financial liabilities for puttable equity instruments (net)	(17)	41	—	(33)	—	—	(9)

Total	85	(940)	(431)	31	51	(43)	(1,247)

2006
Income (expense) from financial assets and liabilities held for trading	83	(808)	1,282	7	(274)	72	362
Income (expense) from financial assets designated at fair value through income	121	742	95	(105)	5	—	858
Expense from financial liabilities designated at fair value through income	(1)	(2)	(42)	—	—	1	(44)
Income (expense) from financial liabilities for puttable equity instruments (net)	(14)	(293)	—	136	(65)	—	(236)

Total	189	(361)	1,335	38	(334)	73	940

2005
Income (expense) from financial assets and liabilities held for trading	32	(324)	1,170	3	(441)	(3)	437
Income from financial assets designated at fair value through income	128	780	74	247	—	—	1,229
Expense from financial liabilities designated at fair value through income	—	—	(81)	—	—	3	(78)
Income (expense) from financial liabilities for puttable equity instruments (net)	4	(198)	—	(231)	—	—	(425)

Total	164	258	1,163	19	(441)	—	1,163

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Income from financial assets and liabilities carried at fair value through income (net) comprises:

	Interest and dividend income (expense)	Net realized gains (losses)	Net valuation result	Total
	€ mn	€ mn	€ mn	€ mn
2007
Financial assets and liabilities held for trading	(334)	433	(1,942)	(1,843)
Financial assets designated at fair value through income	511	182	(68)	625
Financial liabilities designated at fair value through income	(117)	52	45	(20)
Financial liabilities for puttable equity instruments (net)	—	—	(9)	(9)

Total	(219)	667	(1,695)	(1,247)

2006
Financial assets and liabilities held for trading	(577)	927	12	362
Financial assets designated at fair value through income	316	167	375	858
Financial liabilities designated at fair value through income	(89)	45	—	(44)
Financial liabilities for puttable equity instruments (net)	—	—	(236)	(236)

Total	(350)	1,139	151	940

2005
Financial assets and liabilities held for trading	244	567	(374)	437
Financial assets designated at fair value through income	211	117	901	1,229
Financial liabilities designated at fair value through income	(73)	(5)	—	(78)
Financial liabilities for puttable equity instruments (net)	—	—	(425)	(425)

Total	382	679	102	1,163

Income from financial assets and liabilities held for trading (net)

Life/Health Segment

Income from financial assets and liabilities held for trading for the year ended December 31, 2007 includes in the Life/ Health segment expenses of €1,352 mn (2006: €834 mn; 2005: €377 mn) from derivative financial instruments. Expenses of €756 mn (2006: €513 mn; 2005: €50 mn) result from the purchase of forward contracts for interest bonds and forward sales of shares. Also included are expenses from derivative financial instruments related to equity indexed annuity contracts and guaranteed benefits under unit-linked contracts of €622 mn (2006: €350 mn; 2005: €199 mn) and income from other derivative financial instruments of €26 mn (2006: €29 mn; 2005: €128 mn).

Banking Segment

Income from financial assets and liabilities held for trading of the Banking segment comprises:

	2007	2006	2005
	€ mn	€ mn	€ mn
Trading in interest products1)	411	637	569
Trading in loan products2)	(1,231)	241	146
Trading in equity products	309	304	224
Foreign exchange/ precious metals trading	256	209	112
Other trading activities	(209)	(109)	119

Total	(464)	1,282	1,170

1)	For the year ended December 31, 2007 includes impairments of €(23) mn for asset-backed securities held for trading of Dresdner Bank.
2)	For the year ended December 31, 2007 includes impairments of €(1,252) mn for asset-backed securities held for trading of Dresdner Bank.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Corporate Segment

Income from financial assets and liabilities held for trading for the year ended December 31, 2007, includes in the Corporate segment expenses of €15 mn (2006: €152 mn; 2005: €332 mn) from derivative financial instruments for which hedge accounting is not applied. This includes expenses from derivative financial instruments embedded in exchangeable bonds of €222 mn (2006: €570 mn; 2005: €605 mn), income from derivative financial instruments which partially hedge the exchangeable bonds, however which do not qualify for hedge accounting, of €164 mn (2006: €290 mn; 2005: €288 mn), and income from other derivative financial instruments of €43 mn (2006: €128 mn; 2005: expense of €15 mn).

27     Realized gains/losses (net)

	2007	2006	2005
	€ m	€ m	€ m
Realized gains
Available-for-sale investments
Equity securities	7,744	5,052	3,348
Debt securities	423	739	968

Subtotal	8,167	5,791	4,316

Investments in associates and joint ventures1)	220	891	1,218
Loans to banks and customers	80	47	116
Real estate held for investment	371	766	373

Subtotal	8,838	7,495	6,023

Realized losses
Available-for-sale investments
Equity securities	(598)	(342)	(566)
Debt securities	(1,433)	(795)	(332)

Subtotal	(2,031)	(1,137)	(898)

Investments in associates and joint ventures2)	(93)	(15)	(32)
Loans to banks and customers3)	(120)	(57)	(93)
Real estate held for investment	(46)	(135)	(22)

Subtotal	(2,290)	(1,344)	(1,045)

Total	6,548	6,151	4,978

1)	During the year ended December 31, 2007, includes realized gains from the disposal of subsidiaries and businesses of €185 mn (2006: €613 mn; 2005: €394 mn).
2)	During the year ended December 31, 2007, includes realized losses from the disposal of subsidiaries of €83 mn (2006: €3 mn; 2005: €14 mn).
3)	During the year ended December 31, 2007, includes realized losses from leveraged buy-out transactions of Dresdner Bank of €30 mn.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

28     Fee and commission income

	2007			2006			2005
	Segment	Consolidation	Group	Segment	Consolidation	Group	Segment	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	703	(2)	701	681	—	681	662	—	662
Service agreements	475	(24)	451	318	(37)	281	316	(42)	274
Investment advisory	—	—	—	15	—	15	11	—	11

Subtotal	1,178	(26)	1,152	1,014	(37)	977	989	(42)	947

Life/Health
Service agreements	174	(15)	159	191	(26)	165	176	(82)	94
Investment advisory	513	(16)	497	423	(28)	395	306	—	306
Other	14	(14)	—	16	(16)	—	25	(13)	12

Subtotal	701	(45)	656	630	(70)	560	507	(95)	412

Banking
Securities business	1,519	(184)	1,335	1,472	(186)	1,286	1,339	(151)	1,188
Investment advisory	534	(145)	389	611	(156)	455	558	(140)	418
Payment transactions	372	(3)	369	364	(2)	362	381	(3)	378
Mergers and acquisitions advisory	233	—	233	284	—	284	256	—	256
Underwriting business	80	(1)	79	133	—	133	102	—	102
Other	913	(57)	856	734	(77)	657	761	(19)	742

Subtotal	3,651	(390)	3,261	3,598	(421)	3,177	3,397	(313)	3,084

Asset Management
Management fees	3,558	(126)	3,432	3,420	(112)	3,308	2,987	(93)	2,894
Loading and exit fees	313	—	313	341	—	341	338	—	338
Performance fees	206	(1)	205	107	1	108	123	(2)	121
Other	326	(11)	315	318	(6)	312	298	(2)	296

Subtotal	4,403	(138)	4,265	4,186	(117)	4,069	3,746	(97)	3,649

Corporate
Service agreements	198	(92)	106	190	(117)	73	164	(94)	70

Subtotal	198	(92)	106	190	(117)	73	164	(94)	70

Total	10,131	(691)	9,440	9,618	(762)	8,856	8,803	(641)	8,162

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

29     Other income

	2007	2006	2005
	€ mn	€ mn	€ mn
Income from real estate held for own use
Realized gains from disposals of real estate held for own use	210	82	23
Other income from real estate held for own use	2	3	33

Subtotal	212	85	56

Income from non-current assets and disposal groups held for sale	4	1	35
Other	1	—	1

Total	217	86	92

30     Income from fully consolidated private equity investments

	MAN Roland Druck- maschinen AG	Selecta AG	Four Seasons Health Care Ltd.	Other	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
2007
Sales and service revenues	1,936	375	—	22	2,333
Other operating revenues	21	—	—	—	21
Interest income	13	—	—	—	13

Total	1,970	375	—	22	2,367

2006
Sales and service revenues	1,044	—	327	—	1,371
Other operating revenues	15	—	—	—	15
Interest income	5	—	1	—	6

Total	1,064	—	328	—	1,392

2005
Sales and service revenues	—	—	597	—	597
Other operating revenues	—	—	—	—	—
Interest income	—	—	1	—	1

Total	—	—	598	—	598

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

31     Claims and insurance benefits incurred (net)

	Property-Casualty	Life/Health	Consolidation	Total
	€ mn	€ mn	€ mn	€ mn
2007
Gross
Claims and insurance benefits paid	(27,955)	(18,258)	9	(46,204)
Change in loss and loss adjustment expenses	(176)	(34)	5	(205)

Subtotal	(28,131)	(18,292)	14	(46,409)

Ceded
Claims and insurance benefits paid	3,070	711	(9)	3,772
Change in loss and loss adjustment expenses	(424)	(56)	(5)	(485)

Subtotal	2,646	655	(14)	3,287

Net
Claims and insurance benefits paid	(24,885)	(17,547)	—	(42,432)
Change in loss and loss adjustment expenses	(600)	(90)	—	(690)

Total	(25,485)	(17,637)	—	(43,122)

2006
Gross
Claims and insurance benefits paid	(27,132)	(18,485)	27	(45,590)
Change in loss and loss adjustment expenses	104	(35)	(2)	67

Subtotal	(27,028)	(18,520)	25	(45,523)

Ceded
Claims and insurance benefits paid	3,130	777	(27)	3,880
Change in loss and loss adjustment expenses	(774)	118	2	(654)

Subtotal	2,356	895	(25)	3,226

Net
Claims and insurance benefits paid	(24,002)	(17,708)	—	(41,710)
Change in loss and loss adjustment expenses	(670)	83	—	(587)

Total	(24,672)	(17,625)	—	(42,297)

2005
Gross
Claims and insurance benefits paid	(26,026)	(18,281)	8	(44,299)
Change in loss and loss adjustment expenses	(2,452)	(51)	—	(2,503)

Subtotal	(28,478)	(18,332)	8	(46,802)

Ceded
Claims and insurance benefits paid	3,429	875	(8)	4,296
Change in loss and loss adjustment expenses	(282)	18	—	(264)

Subtotal	3,147	893	(8)	4,032

Net
Claims and insurance benefits paid	(22,597)	(17,406)	—	(40,003)
Change in loss and loss adjustment expenses	(2,734)	(33)	—	(2,767)

Total	(25,331)	(17,439)	—	(42,770)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

32    Change in reserves for insurance and investment contracts (net)

	Property-Casualty	Life/Health	Consolidation	Total
	€ mn	€ mn	€ mn	€ mn
2007
Gross
Aggregate policy reserves	(233)	(4,868)	—	(5,101)
Other insurance reserves	24	(260)	—	(236)
Expenses for premium refunds	(163)	(5,255)	(78)	(5,496)

Subtotal	(372)	(10,383)	(78)	(10,833)

Ceded
Aggregate policy reserves	16	92	—	108
Other insurance reserves	2	5	—	7
Expenses for premium refunds	15	18	—	33

Subtotal	33	115	—	148

Net
Aggregate policy reserves	(217)	(4,776)	—	(4,993)
Other insurance reserves	26	(255)	—	(229)
Expenses for premium refunds	(148)	(5,237)	(78)	(5,463)

Total	(339)	(10,268)	(78)	(10,685)

2006
Gross
Aggregate policy reserves	(291)	(4,307)	(1)	(4,599)
Other insurance reserves	31	(78)	—	(47)
Expenses for premium refunds	(211)	(6,136)	(426)	(6,773)

Subtotal	(471)	(10,521)	(427)	(11,419)

Ceded
Aggregate policy reserves	29	(38)	2	(7)
Other insurance reserves	2	11	—	13
Expenses for premium refunds	15	23	—	38

Subtotal	46	(4)	2	44

Net
Aggregate policy reserves	(262)	(4,345)	1	(4,606)
Other insurance reserves	33	(67)	—	(34)
Expenses for premium refunds	(196)	(6,113)	(426)	(6,735)

Total	(425)	(10,525)	(425)	(11,375)

2005
Gross
Aggregate policy reserves	(225)	(5,162)	—	(5,387)
Other insurance reserves	(11)	(12)	—	(23)
Expenses for premium refunds	(521)	(5,409)	(26)	(5,956)

Subtotal	(757)	(10,583)	(26)	(11,366)

Ceded
Aggregate policy reserves	17	118	—	135
Other insurance reserves	(6)	5	—	(1)
Expenses for premium refunds	39	17	—	56

Subtotal	50	140	—	190

Net
Aggregate policy reserves	(208)	(5,044)	—	(5,252)
Other insurance reserves	(17)	(7)	—	(24)
Expenses for premium refunds	(482)	(5,392)	(26)	(5,900)

Total	(707)	(10,443)	(26)	(11,176)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

33    Interest expense

	2007	2006	2005
	€ mn	€ mn	€ mn
Liabilities to banks and customers	(3,406)	(2,818)	(3,102)
Deposits retained on reinsurance ceded	(101)	(120)	(279)
Certificated liabilities	(2,063)	(1,532)	(1,498)
Participating certificates and subordinated liabilities	(584)	(716)	(693)
Other	(518)	(573)	(805)

Total	(6,672)	(5,759)	(6,377)

34    Loan loss provisions

	2007	2006	2005
	€ mn	€ mn	€ mn
Additions to allowances including direct impairments1)	(572)	(533)	(774)
Amounts released	485	317	782
Recoveries on loans previously impaired	200	180	101

Total	113	(36)	109

1)	Additions to allowances for the year ended December 31, 2007 include allowances of €70 mn related to sub-prime crisis.

35    Impairments of investments (net)

	2007	2006	2005
	€ mn	€ mn	€ mn
Impairments
Available-for-sale investments
Equity securities	(1,155)	(479)	(245)
Debt securities1)	(75)	(106)	(10)
Subtotal	(1,230)	(585)	(255)
Held-to-maturity investments	—	(8)	(2)
Investments in associates and joint ventures	(10)	(12)	(50)
Real estate held for investment	(51)	(252)	(240)

Subtotal	(1,291)	(857)	(547)

Reversals of impairments
Available-for-sale investments
Debt securities	13	1	3
Held-to-maturity investments	—	1	3
Real estate held for investment	6	80	1

Subtotal	19	82	7

Total	(1,272)	(775)	(540)

1)	Impairments on available-for-sale debt securities include impairments of asset-backed securities of €12 mn for the Property-Casualty segment and €7 mn for the Life/Health segment.

36    Investment expenses

	2007	2006	2005
	€ mn	€ mn	€ mn
Investment management expenses	(432)	(493)	(374)
Depreciation from real estate held for investment	(192)	(230)	(253)
Other expenses from real estate held for investment	(270)	(278)	(265)
Foreign currency gains and losses (net)
Foreign currency gains	687	473	417
Foreign currency losses	(850)	(580)	(617)

Subtotal	(163)	(107)	(200)

Total	(1,057)	(1,108)	(1,092)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

37     Acquisition and administrative expenses (net)

	2007			2006			2005
	Segment	Consolidation	Group	Segment	Consolidation	Group	Segment	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Acquisition costs
Incurred	(7,310)	—	(7,310)	(7,131)	—	(7,131)	(6,805)	—	(6,805)
Commissions and profit received on reinsurance business ceded	691	(2)	689	722	(1)	721	953	(1)	952
Deferrals of acquisition costs	4,511	—	4,511	3,983	—	3,983	2,804	—	2,804
Amortization of deferred acquisition costs	(4,384)	—	(4,384)	(3,843)	—	(3,843)	(2,686)	—	(2,686)

Subtotal	(6,492)	(2)	(6,494)	(6,269)	(1)	(6,270)	(5,734)	(1)	(5,735)

Administrative expenses	(4,124)	64	(4,060)	(4,321)	81	(4,240)	(4,482)	82	(4,400)

Subtotal	(10,616)	62	(10,554)	(10,590)	80	(10,510)	(10,216)	81	(10,135)

Life/Health
Acquisition costs
Incurred	(3,823)	3	(3,820)	(3,895)	—	(3,895)	(3,822)	—	(3,822)
Commissions and profit received on reinsurance business ceded	146	—	146	150	—	150	115	—	115
Deferrals of acquisition costs	2,526	—	2,526	2,771	—	2,771	2,796	—	2,796
Amortization of deferred acquisition costs	(1,643)	—	(1,643)	(1,772)	—	(1,772)	(1,393)	—	(1,393)

Subtotal	(2,794)	3	(2,791)	(2,746)	—	(2,746)	(2,304)	—	(2,304)

Administrative expenses	(1,794)	(72)	(1,866)	(1,691)	(19)	(1,710)	(1,669)	14	(1,655)

Subtotal	(4,588)	(69)	(4,657)	(4,437)	(19)	(4,456)	(3,973)	14	(3,959)

Banking
Personnel expenses	(2,979)	—	(2,979)	(3,485)	—	(3,485)	(3,352)	—	(3,352)
Non-personnel expenses	(2,082)	62	(2,020)	(2,120)	54	(2,066)	(2,309)	29	(2,280)

Subtotal	(5,061)	62	(4,999)	(5,605)	54	(5,551)	(5,661)	29	(5,632)

Asset Management
Personnel expenses	(1,705)	—	(1,705)	(1,657)	—	(1,657)	(1,679)	—	(1,679)
Non-personnel expenses	(686)	16	(670)	(629)	16	(613)	(598)	8	(590)

Subtotal	(2,391)	16	(2,375)	(2,286)	16	(2,270)	(2,277)	8	(2,269)

Corporate
Administrative expenses	(642)	9	(633)	(655)	(44)	(699)	(516)	(48)	(564)

Subtotal	(642)	9	(633)	(655)	(44)	(699)	(516)	(48)	(564)

Total	(23,298)	80	(23,218)	(23,573)	87	(23,486)	(22,643)	84	(22,559)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

38     Fee and commission expenses

	2007			2006			2005
	Segment	Consolidation	Group	Segment	Consolidation	Group	Segment	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	(615)	1	(614)	(487)	1	(486)	(594)	—	(594)
Service agreements	(352)	16	(336)	(231)	27	(204)	(172)	10	(162)
Investment advisory	—	—	—	(3)	2	(1)	(9)	4	(5)

Subtotal	(967)	17	(950)	(721)	30	(691)	(775)	14	(761)

Life/Health
Service agreements	(45)	18	(27)	(88)	27	(61)	(137)	31	(106)
Investment advisory	(164)	6	(158)	(135)	19	(116)	(82)	—	(82)

Subtotal	(209)	24	(185)	(223)	46	(177)	(219)	31	(188)

Banking
Securities business	(172)	1	(171)	(120)	1	(119)	(114)	—	(114)
Investment advisory	(177)	8	(169)	(190)	7	(183)	(178)	5	(173)
Payment transactions	(22)	—	(22)	(22)	—	(22)	(21)	—	(21)
Mergers and acquisitions advisory	(19)	—	(19)	(49)	—	(49)	(37)	—	(37)
Underwriting business	(2)	—	(2)	(4)	—	(4)	—	—	—
Other	(211)	9	(202)	(205)	49	(156)	(197)	19	(178)

Subtotal	(603)	18	(585)	(590)	57	(533)	(547)	24	(523)

Asset Management
Commissions	(948)	435	(513)	(953)	427	(526)	(862)	350	(512)
Other	(322)	5	(317)	(309)	4	(305)	(248)	5	(243)

Subtotal	(1,270)	440	(830)	(1,262)	431	(831)	(1,110)	355	(755)

Corporate
Service agreements	(130)	7	(123)	(127)	8	(119)	(92)	7	(85)

Subtotal	(130)	7	(123)	(127)	8	(119)	(92)	7	(85)

Total	(3,179)	506	(2,673)	(2,923)	572	(2,351)	(2,743)	431	(2,312)

39     Other expenses

	2007	2006	2005
	€ mn	€ mn	€ mn
Expenses from real estate held for own use
Realized losses from disposals of real estate held for own use	(4)	(9)	(8)
Impairments of real estate held for own use	(17)	(3)	(9)

Subtotal	(21)	(12)	(17)

Other	7	13	(34)

Total	(14)	1	(51)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

40     Expenses from fully consolidated private equity investments

	MAN Roland Druck- maschinen AG	Selecta AG	Four Seasons Health Care Ltd.	Other	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
2007
Cost of goods sold	(1,526)	(234)	—	(3)	(1,763)
Commissions	(164)	—	—	—	(164)
General and administrative expenses	(218)	(106)	—	—	(324)
Interest expense	(26)	(40)	—	—	(66)

Total	(1,934)	(380)	—	(3)	(2,317)

2006
Cost of goods sold	(849)	—	—	—	(849)
Commissions	(71)	—	—	—	(71)
General and administrative expenses	(133)	—	(264)	—	(397)
Interest expense	(14)	—	(50)	—	(64)

Total	(1,067)	—	(314)	—	(1,381)

2005
Cost of goods sold	—	—	—	—	—
Commissions	—	—	—	—	—
General and administrative expenses	—	—	(497)	—	(497)
Interest expense	—	—	(75)	—	(75)

Total	—	—	(572)	—	(572)

41     Income taxes

	2007	2006	2005
	€ mn	€ mn	€ mn
Current income tax expense
Germany	(738)	198	(1,020)
Other countries	(2,066)	(1,888)	(1,025)

Subtotal	(2,804)	(1,690)	(2,045)

Deferred income tax expense
Germany	234	100	408
Other countries	(284)	(423)	(426)

Subtotal	(50)	(323)	(18)

Total	(2,854)	(2,013)	(2,063)

During the year ended December, 31, 2007, current income tax expense included a benefit of €5 mn (2006: benefit of €51 mn; 2005: charge of €44 mn) related to prior years.

The German Reorganization Tax Act (SEStEG) which entered into force in December 2006 stipulates that corporation tax credits accumulated under the pre-2001 corporation tax imputation system will be refunded in the future without regard to dividend distributions. The refunds are spread equally over a ten year period from 2008 to 2017. As a consequence of the tax law change Allianz Group’s total corporate tax credits were capitalized on a discounted basis as of December 31, 2006, and reduced current income tax expense in 2006 by €571 mn.

Of the deferred tax charge for the year ended December 31, 2007, an expense of €178 mn (2006: income of €480 mn; 2005: income of €468 mn) is attributable to the recognition of deferred taxes on temporary differences and expense of €57 mn (2006: €785 mn; 2005: €492 mn) is attributable to tax losses carried forward. Additionally, changes of applicable tax rates due to changes in tax law produced deferred tax income of €185 mn (2006 expense of €18 mn; 2005 income of €7 mn). In this amount is included a tax income of €152 mn resulting from the German corporate tax reform. Current and deferred tax benefit included in shareholders’ equity during the year ended December 31, 2007, amounted to €870 mn (2006: benefit of €740 mn; 2005: charge of €101 mn).

The recognized income tax charge for the year ended December 31, 2007, is €524 mn (2006: €1,130 mn; 2005: €278 mn) lower than the expected income tax charge. The following table shows the reconciliation from the expected income tax charge of the Allianz Group to the effectively recognized tax charge. The Allianz Group’s reconciliation is a summary of the individual company-related reconciliations, which are based on the respective country-specific tax rates after taking into consideration consolidation effects with impact on the group result. The expected tax rate for domestic Allianz Group subsidiaries applied in the reconciliation includes corporate tax and the solidarity surcharge and amounts to 26.38% (2006: 26.38%; 2005: 26.38%).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The effective tax rate is determined on the basis of the effective income tax charge on income before income taxes and minority interests in earnings.

	2007	2006	2005
	€ mn	€ mn	€ mn
Income before income taxes and minority interests in earnings
Germany	3,373	2,314	1,780
Other countries	8,195	8,009	6,049

Total	11,568	10,323	7,829

Expected income tax rate in %	29.2	30.4	29.9
Expected income tax charge	3,378	3,143	2,340
Municipal trade tax and similar taxes	522	208	280
Net tax exempt income	(1,022)	(884)	(503)
Effects of tax losses	226	(50)	(73)
Effects of German tax law changes	(152)	(571)	—
Other	(98)	167	19

Income taxes	2,854	2,013	2,063

Effective tax rate in %	24.7	19.5	26.3

During the year ended December 31, 2007, a deferred tax charge of €8 mn (2006: €35 mn; 2005: €4 mn) was recognized due to a devaluation of deferred tax assets on tax losses carried forward. Due to the use of tax losses carried forward for which no deferred tax asset was recognized, the current income tax charge diminished by €52 mn (2006: €45 mn; 2005: €64 mn). The recognition of deferred tax assets on losses carried forward from earlier periods, for which no deferred taxes had yet been recognized or which had been devalued resulted in a deferred tax income of €207 mn (2006: €54 mn; 2005: €39 mn). The non-recognition of deferred taxes on tax losses for the current fiscal year increased tax charges by €477 mn (2006: €14 mn; 2005: €26 mn). The above mentioned effects are shown in the reconciliation statement as “effects of tax losses”.

The tax rates used in the calculation of the Allianz Group deferred taxes are the applicable national rates, which in 2007 ranged from 10.0% to 45.4%. Changes to tax rates already adopted on December 31, 2007, are taken into account.

Deferred taxes on losses carried forward are recognized as an asset to the extent sufficient future taxable profits are available for realization.

Deferred tax assets and liabilities

As of December 31,	2007	2006
	€ mn	€ mn
Deferred tax assets
Intangible assets	471	556
Investments	2,533	2,786
Financial assets held for trading	134	236
Deferred acquisition costs	244	351
Tax losses carried forward	4,041	4,859
Other assets	932	955
Insurance reserves	3,608	4,668
Pensions and similar obligations	357	384
Other liabilities	1,325	1,513

Total deferred tax assets	13,645	16,308

Non recognition or valuation allowance for deferred tax assets on tax losses carried forward	(814)	(731)
Effect of netting	(8,060)	(10,850)

Net deferred tax assets	4,771	4,727

Deferred tax liabilities
Intangible assets	614	861
Investments	3,244	4,055
Financial assets held for trading	490	842
Deferred acquisition costs	3,486	3,927
Other assets	751	1,076
Insurance reserves	2,383	3,152
Pensions and similar obligations	231	257
Other liabilities	834	1,268

Total deferred tax liabilities	12,033	15,438

Effect of netting	(8,060)	(10,850)

Net deferred tax liabilities	3,973	4,588

Net deferred tax assets/(liabilities)	798	139

Tax losses carried forward

Tax losses carried forward at December 31, 2007, of €14,079 mn (2006: €13,336 mn) result in

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

recognition of deferred tax assets to the extent there is sufficient certainty that the unused tax losses will be utilized. €12,271 mn (2006: €10,414 mn) of the tax losses carried forward can be utilized without time limitation. The Allianz Group believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize its deferred tax assets.

Tax losses carried forward are scheduled according to their expiry periods as follows:

2007
€ mn
2008	64
2009	120
2010	63
2011	120
2012	149
2013	7
2014	58
2015	2
2016	6
2017	10
>10 years	1,209
Unlimited	12,271

Total	14,079

Other Information

42    Supplemental information on the Banking Segment

Net interest income from the Banking Segment

	Segment	Consolidation	Group
	€ mn	€ mn	€ mn
2007
Interest and similar income	8,370	(66)	8,304
Interest expense	(5,266)	178	(5,088)

Net interest income	3,104	112	3,216

2006
Interest and similar income	7,312	(52)	7,260
Interest expense	(4,592)	71	(4,521)

Net interest income	2,720	19	2,739

2005
Interest and similar income	7,321	(36)	7,285
Interest expense	(5,027)	81	(4,946)

Net interest income	2,294	45	2,339

Net fee and commission income from the Banking Segment

	Segment	Consolidation	Group
	€ mn	€ mn	€ mn
2007
Fee and commission income	3,651	(390)	3,261
Fee and commission expense	(603)	18	(585)

Net fee and commission income	3,048	(372)	2,676

2006
Fee and commission income	3,598	(421)	3,177
Fee and commission expense	(590)	57	(533)

Net fee and commission income	3,008	(364)	2,644

2005
Fee and commission income	3,397	(313)	3,084
Fee and commission expense	(547)	24	(523)

Net fee and commission income	2,850	(289)	2,561

The net fee and commission income of the Allianz Group’s Banking segment includes the following:

	2007	2006	2005
	€ mn	€ mn	€ mn
Securities business	1,347	1,352	1,225
Investment advisory	357	421	380
Payment transactions	350	342	360
Merger and acquisitions advisory	214	235	219
Underwriting business	78	129	102
Other	702	529	564

Total	3,048	3,008	2,850

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

	2007				2006
	USD	GBP	Other	Total	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Balance sheet items
Assets	93,906	45,067	30,815	169,788	222,548
Liabilities	108,159	39,425	33,343	180,927	207,692

Trustee business in the Banking segment

The following presents trustee business within the Allianz Group’s Banking segment not recorded in the consolidated balance sheet:

As of December 31,	2007	2006
	€ mn	€ mn
Loans and advances to banks	2,030	1,956
Loans and advances to customers	959	1,205
Investments and other assets	564	729

Total assets1)	3,553	3,890

Liabilities to banks	655	870
Liabilities to customers	2,898	3,020

Total liabilities	3,553	3,890

1)	Including €1,554 mn (2006: €1,964 mn) of trustee loans.

Other banking information

As of December 31, 2007, the Allianz Group had deposits that have been reclassified as loan balances of €8,152 mn (2006: €6,697 mn) and deposits with related parties of €302 mn (2006: €627 mn). The Allianz Group received no deposits on terms other than those available in the normal course of banking operations.

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

Market and counterparty risks arising from the use of derivative financial instruments are subject to

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

control procedures. Credit risks related to counterparties are assessed by calculating gross replacement values. Market risks are monitored by means of up-to- date value-at-risk calculations and stress tests and limited by specific stop-loss limits.

The counterparty settlement risk is virtually excluded in the case of exchange-traded products, as these are standardized products. By contrast, over-the-counter (“OTC”) products, which are individually traded contracts, carry a theoretical credit risk amounting to the replacement value. The Allianz Group therefore closely monitors the credit rating of counterparties for OTC derivatives. To reduce the counter-party risk from trading activities, so-called cross-product netting master agreements with the business partners are established. In the case of a defaulting counterparty, netting makes it possible to offset claims and liabilities not yet due.

Property-Casualty, Life/Health and Corporate Segments

	2007						2006
	Maturity by notional amount			Notional principal amounts	Positive fair values	Negative fair values	Notional principal amounts	Positive fair values	Negative fair values
As of December 31,	Up to 1 year	1–5 years	Over 5 years
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest rate contracts, consisting of:
OTC
Forwards	11,177	1,884	—	13,061	10	(370)	5,057	69	(163)
Swaps	2,132	16,066	13,734	31,932	160	(87)	14,254	171	(89)
Swaptions	340	580	—	920	46	(17)	1,037	8	(11)
Caps	621	7,524	10	8,155	—	(50)	14,403	—	(83)
Floors	—	—	106	106	—	—	—	—	—
Options	13	—	—	13	—	—	2	—	—
Exchange traded
Forwards	—	—	—	—	—	—	295	—	(3)
Futures	10,966	4,754	—	15,720	67	(62)	33,211	35	(39)
Options	21	—	—	21	—	—	1,417	—	(3)

Subtotal	25,270	30,808	13,850	69,928	283	(586)	69,676	283	(391)

Equity index contracts, consisting of:
OTC
Forwards	4,295	1,556	—	5,851	39	(2,151)	5,996	316	(1,178)
Swaps	146	339	—	485	12	(19)	295	—	—
Floors	5	—	—	5	5	—	3	3	—
Options1)	59,476	1,851	55	61,382	1,029	(4,493)	78,365	1,242	(4,554)
Warrants	—	—	13	13	13	—	—	—	—
Exchange traded
Futures	8,520	—	—	8,520	24	(97)	9,820	2	(42)
Options	—	1	2	3	—	(1)	692	—	(2)
Forwards	450	—	—	450	—	(428)	1,262	—	(752)
Warrants	—	1	—	1	3	—	1	4	—

Subtotal	72,892	3,748	70	76,710	1,125	(7,189)	96,434	1,567	(6,528)

Foreign exchange contracts, consisting of:
OTC
Forwards	6,001	25	—	6,026	61	(32)	5,222	965	(957)
Swaps	—	245	27	272	10	(21)	282	13	(11)
Options	71	—	—	71	2	(10)	—	—	—

Subtotal	6,072	270	27	6,369	73	(63)	5,504	978	(968)

Credit contracts, consisting of:
OTC
Options	—	—	—	—	—	—	100	—	(3)
Swaps	242	1,112	582	1,936	6	(7)	1,138	2	(8)
Exchange traded
Swaps	—	257	—	257	3	—	273	2	—

Subtotal	242	1,369	582	2,193	9	(7)	1,511	4	(11)

Total	104,476	36,195	14,529	155,200	1,490	(7,845)	173,125	2,832	(7,898)

1)	As of December 31, 2007, includes embedded derivatives related to equity indexed annuities with negative fair values of €4,327 mn (2006: €4,199 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Banking and Asset Management Segments

As of December 31,	2007						2006
	Maturity by notional amount			Notional principal amounts	Positive fair values	Negative fair values	Notional principal amounts	Positive fair values	Negative fair values
	Up to 1 year	1–5 years	Over 5 years
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest rate contracts, consisting of:
OTC
Forwards	53,445	4,706	—	58,151	43	(33)	122,708	37	(30)
Swaps	1,049,672	1,171,006	1,254,247	3,474,925	43,098	(41,487)	3,364,548	41,870	(40,669)
Swaptions	16,416	29,209	52,617	98,242	750	(1,928)	92,938	858	(2,253)
Caps	11,401	34,707	10,874	56,982	200	(300)	61,775	172	(191)
Floors	5,909	17,278	4,575	27,762	147	(119)	41,442	203	(144)
Options	102	454	532	1,088	35	(20)	2,225	41	(32)
Other	3,724	1,107	5,339	10,170	819	(579)	12,199	2,316	(1,388)
Exchange traded
Futures	89,404	20,876	29	110,309	1	(1)	116,164	7	(5)
Options	458,934	366	—	459,300	1,432	(1,254)	29,909	1,390	(915)

Subtotal	1,689,007	1,279,709	1,328,213	4,296,929	46,525	(45,721)	3,843,908	46,894	(45,627)

Equity index contracts, consisting of:
OTC
Swaps	15,584	8,119	4,506	28,209	1,042	(1,246)	42,029	1,059	(977)
Options	104,037	84,067	9,151	197,255	11,080	(12,033)	194,791	10,668	(11,091)
Other	6	4	15	25	2	(117)	948	5	(47)
Exchange traded
Futures	8,663	43	—	8,706	—	—	9,160	—	(10)
Options	76,888	63,107	4,167	144,162	6,197	(5,948)	93,683	4,705	(3,911)

Subtotal	205,178	155,340	17,839	378,357	18,321	(19,344)	340,611	16,437	(16,036)

Foreign exchange contracts, consisting of:
OTC
Forwards	473,173	17,358	478	491,009	6,358	(6,139)	374,725	4,888	(4,900)
Swaps	24,579	44,794	24,042	93,415	4,128	(3,203)	95,563	3,588	(3,222)
Options	238,872	30,696	3,990	273,558	2,978	(3,165)	215,826	1,540	(1,755)
Other	39	—	—	39	—	—	—	—	—
Exchange traded
Futures	2,895	1,410	—	4,305	21	(15)	1,773	3	(5)
Options	1,082	118	—	1,200	13	(4)	722	4	(1)

Subtotal	740,640	94,376	28,510	863,526	13,498	(12,526)	688,609	10,023	(9,883)

Credit contracts, consisting of:
OTC
Credit default swaps	56,977	831,150	252,400	1,140,527	11,525	(10,993)	895,412	5,313	(5,025)
Total return swaps	6,850	4,776	1,253	12,879	430	(857)	11,519	937	(1,440)

Subtotal	63,827	835,926	253,653	1,153,406	11,955	(11,850)	906,931	6,250	(6,465)

Other contracts, consisting of:
OTC
Precious metals	11,830	3,214	—	15,044	736	(640)	11,890	440	(417)
Options	1,188	2,562	182	3,932	554	(583)	24	—	(1)
Other	68	—	87	155	—	(25)	7,618	126	(108)
Exchange traded
Futures	1,738	459	—	2,197	—	—	1,938	1	—

Subtotal	14,824	6,235	269	21,328	1,290	(1,248)	21,470	567	(526)

Total	2,713,476	2,371,586	1,628,484	6,713,546	91,589	(90,689)	5,801,529	80,171	(78,537)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Derivative financial instruments used in accounting hedges

The Allianz Group principally uses fair value hedging. Important hedging instruments are interest rate swaps, interest rate forwards, currency swaps and currency forwards. Hedging instruments may be implemented for individual transactions (micro hedge) or for a portfolio of similar assets or liabilities (portfolio hedge).

Fair value hedges

The interest rate swaps used by the Banking segment in fair value hedges of the interest rate risk of certificated and subordinated liabilities had a total net fair value as of December 31, 2007 of €176 mn (2006: €247 mn). Thereof, interest rate swaps with a positive fair value of €241 mn (2006: €305 mn) are recorded in the Allianz Group’s consolidated balance sheet in other assets, and interest rate swaps with a negative fair value of €65 mn (2006: €58 mn) are recorded in other liabilities. During the year ended De-cember 31, 2007, the fair value of the interest rate swaps decreased by €91 mn (2006: €184 mn), whereas the certificated and subordinated liabilities hedged increased in fair value by €84 mn (2006: €187 mn), resulting in a net ineffectiveness of the hedge of €(7) mn (2006: €3 mn) that is recognized in the Allianz Group’s consolidated income statement as income (expense) for financial assets and liabilities held for trading. For detailed information about certificated and subordinated liabilities, see Note 21 and Note 22, respectively.

The Property-Casualty and the Life/Health segments use fair value hedges to hedge forward sales of shares. The financial instruments used in the fair value hedges had a total fair value of €(2,050) mn (2006: €(67) mn) as of December 31, 2007.

Additionally the Allianz Group uses fair value hedges to protect against the change in the fair value of financial assets due to movements in interest rates or exchange rate. The derivative financial instruments used for all fair value hedges of the Allianz Group had a total positive fair value as of December 31, 2007 of €168 mn (2006: negative fair value of €388 mn).

For the year ended December 31, 2007, the Allianz Group recognised for fair value hedges a net loss of €462 mn (2006: €687 mn; 2005: €359 mn) on the hedging instrument and a net gain of €494 mn (2006: €698 mn; 2005: €400 mn) on the hedged item attributable to the hedged risk.

Cash flow hedges

During the year ended December 31, 2007, cash flow hedges were used to hedge variable cash flows exposed to interest rate fluctuations. As of December 31, 2007, the interest rate swaps utilized had a negative fair value of €2 mn (2006: €55 mn); other reserves in shareholders’ equity increased by €35 mn (2006: €1 mn). Ineffectiveness of the cash flow hedges led to net realized losses of €1 mn in 2007 (2006: €2 mn).

The majority of the cash flow hedges originate from the Banking Segment. The cash flows of variable interest rate loans (hedge item) are hedged with interest rate swaps. The interest payments of the loans are based on the Libor and mature in June/July 2010. At the time of the interest payment the effective portion of the hedge, depending on the reference interest rate at that time, is recognised in the consolidated income statements.

Hedge of net investment in foreign operations

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

44     Fair value of financial instruments

The following table presents a comparison of the carrying amount and the fair value of the Allianz Group’s classes of financial instruments:

As of December 31,	2007		2006
	Carrying amount	Fair Value	Carrying amount	Fair Value
	€ mn	€ mn	€ mn	€ mn
Financial assets
Cash and cash equivalents	31,337	31,337	33,031	33,031
Financial assets held for trading	163,541	163,541	180,105	180,105
Financial assets designated at fair value through income	21,920	21,920	18,887	18,887
Available-for-sale investments	268,001	268,001	277,898	277,898
Held-to-maturity investments	4,659	4,705	4,748	4,912
Loans and advances to banks and customers	396,702	394,741	423,765	425,527
Financial assets for unit linked contracts	66,060	66,060	61,864	61,864
Derivative financial instruments and firm commitments included in other assets	344	344	463	463

Financial liabilities
Financial liabilities held for trading	124,083	124,083	120,885	120,885
Financial liabilities designated at fair value through income	1,970	1,970	937	937
Liabilities to banks and customers	336,494	335,394	376,565	376,765
Investment contracts with policyholders	90,404	90,404	87,108	87,267
Financial liabilities for unit linked contracts	66,060	66,060	61,864	61,864
Derivative financial instruments and firm commitments included in other liabilities	2,210	2,210	907	907
Financial liabilities for puttable equity instruments	4,162	4,162	3,750	3,750
Certificated liabilities, participation certificates and subordinated liabilities	56,894	57,961	71,284	73,212

The fair value of a financial instrument is defined as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. Whenever possible the fair value is determined using the market prices available in active markets. If there is no quoted market price available, valuation techniques are used which are based on market prices of comparable instruments or parameters from comparable active markets (market observable inputs). If no observable market inputs are available valuation models are used (non-market observable inputs).

Financial assets

Cash and cash equivalents

Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

Financial assets held for trading

A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held for trading financial assets are initially recognized at fair value with transaction costs being recognized in profit or loss. Subsequently they are measured at fair value. Gains and losses on held for trading financial assets are recognized in profit or loss as they arise.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Financial assets designated as at fair value through income

Financial assets that the Group designates on initial recognition as being at fair value through income are recognized at fair value, with transaction costs being recognized in income and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at fair value through income are recognized in profit or loss as they arise. Financial assets may be designated as at fair value through income only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract. Fair value designation significantly reduces the measurement inconsistency that would arise if these assets were classified as available-for-sale.

Available-for-sale investments

Available-for-sale investments are financial assets that are designated as available-for-sale on initial recognition or are not classified as held-to-maturity, held for trading, designated as at fair value through income, or loans and receivables. Available-for-sale financial assets are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortized cost of currency monetary available-for-sale financial assets are recognized in profit or loss together with interest calculated using the effective interest method. Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in profit or loss.

Held-to-maturity investments

A financial asset is classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method, less any impairment losses.

Loans and advances to banks and customers

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans, except for those that are classified as available-for-sale or as held for trading, or are designated as at fair value through income. Loans are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

Financial assets for unit linked contracts

The fair values of financial assets for unit linked contracts were determined using the market value of the underlying investment.

Derivative financial instruments and firm commitments included in other assets and other liabilities

The fair value of a derivative financial instrument is derived from the value of the underlying assets and other market parameters. Exchange-traded derivative financial instruments are valued using the fair-value method, and the fair value is based on publicly quoted market prices. Valuation models established in financial markets (such as present value models or option pricing models) are used to value OTC-traded derivatives. In addition to interest rate curves and volatilities, these models also take into account market and counterparty risks. Fair value represents the capital required to settle in full all the future rights and obligations arising from the financial contract.

Financial liabilities

Financial liabilities held for trading

On initial recognition a financial liability is classified as held for trading if it is incurred principally for the purpose of selling in the near term,

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or is a derivative (not in a qualifying hedge relationship). Held for trading financial liabilities are recognized at fair value with transaction costs being recognized in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognized in profit or loss as they arise.

Financial liabilities designated as at fair value through income

Financial liabilities that the Group designates on initial recognition as being at fair value through income are recognized at fair value, with transaction costs being recognized in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through income are recognized in profit or loss as they arise. Financial liabilities may be designated as at fair value through income only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Liabilities to banks and customers

Financial liabilities due to banks and customers which are not held for trading, not designated as at fair value through income, not financial guarantee contracts, not commitments to provide a loan at a below-market interest rate and not designated as hedged items are measured at amortized cost using the effective interest method.

Investment contracts with policyholders

Fair values for investment and annuity contracts are determined using the cash surrender values of policyholders’ and contract holders’ accounts.

Financial liabilities for unit linked contracts

Fair values of financial liabilities for unit linked contracts are equal to the fair value of the financial assets for unit linked contracts.

Financial liabilities for puttable equity instruments

A puttable equity instrument is a financial instrument that gives the holder the right to put the instrument back to the issuer for cash or another financial asset. IAS 32 classifies any puttable instrument as a financial instrument.

Certificated liabilities, participation certificates and subordinated liabilities

The fair value of bonds and loans payable is determined by discounting future cash flows to present value at market rates for similar loans and other borrowings.

Day one profit

During the year ended December 31, 2007 the Allianz Group entered into transactions, where the fair value of financial instruments is determined using valuation techniques for which not all inputs are market observable rates or prices. The difference between transaction price and the model fair value is called day one profit.

The following table shows the reconciliation of day one profit and loss for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
	€ mn	€ mn	€ mn
Day one profit as of January 1,	42	42	68
Additions from new transactions	2	22	11
Realeases to income statements	(16)	(22)	(37)
Day one profit as of December 31,	28	42	42

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

45     Related party transactions

Allianz Group companies maintain various types of ordinary course business relations (particularly in the area of insurance, banking and asset management) with related enterprises. In particular, the business relations with associated companies, which are active in the insurance business, take on various forms and may also include special service, computing, reinsurance, costsharing and asset management agreements, whose terms are deemed appropriate by management. Similar relationships may exist with pension funds, foundations, joint ventures and companies, which provide services to Allianz Group companies.

Schering Disposal

In June 2006, the Allianz Group sold its 10.6% shareholding in Schering AG for approximately €1.8 bn to Dritte BV GmbH, a 100% subsidiary of Bayer AG. Following this sale, Bayer AG acquired control of Schering AG. One member of the Board of Management of Allianz SE is a member of the Supervisory Board of Bayer AG, but this individual did not participate in the meeting of the Supervisory Board of Bayer AG that approved the acquisition of Schering AG. In addition, at the time of the transaction, the Chairman of the Supervisory Board of Bayer AG was also a member of Allianz’s Supervisory Board but was not involved in Allianz SE’s decision to sell its interest in Schering AG to Bayer AG, which occurred at the level of the Board of Management.

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

In March 2005, Allianz Versicherungs-AG, among other German insurance companies, was fined by the German Federal Cartel Office (“Bundeskartellamt”) for alleged coordinated behaviour to achieve premium increases in parts of the commercial and industrial insurance business and subsequently filed an appeal against this decision. In August 2007, Allianz Versicherungs-AG withdrew its appeal and paid the fully reserved fine, which is of an immaterial amount for the Allianz Group.

On November 5, 2001, a lawsuit, Silverstein v. Swiss Re International Business Insurance Company Ltd., was filed in the United States District Court for the Southern District of New York against certain insurers and reinsurers, including a subsidiary of Allianz which is now named Allianz Global Risks US Insurance Company (“AGR US”). The complaint sought a determination that the terrorist attack of September 11, 2001 on the World Trade Center constituted two separate occurrences under the alleged terms of various coverages. Allianz SE was indirectly concerned by this lawsuit as reinsurer of AGR US. In connection with the terrorist attack of September 11, 2001, we recorded net claims expense of approximately €1.5 bn in 2001 for the Allianz Group on the basis of one occurrence. On October 18, 2006, the United States Court of Appeals for the Second Circuit of New York affirmed an earlier lower court decision in 2004 that had determined that the World Trade Center attack constituted two occurrences under the alleged terms of various coverages. Following this decision, we determined that no additional provisions on a net basis were necessary because additional liabilities arising from the decision were offset by positive developments in settling WTC claims and higher levels of reinsurance coverage due to Allianz under the two occurrence theory. On May 23, 2007, following a court-ordered mediation, AGR US reached a settlement with Silverstein Properties regarding the disputed insurance claims. The settlement amount is within our set case reserve and secured by letters of credit from SCOR, which is a

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

reinsurer of AGR US for the relevant insurance policy. On May 24, 2007, SCOR announced that it considers the settlement agreed between AGR US and Silverstein Properties to not respect the terms and conditions of the Certificate of Reinsurance between SCOR and AGR US and referred the case to arbitration as contemplated under the Certificate of Reinsurance. The arbitration proceeding commenced in October 2007 and discovery is ongoing. We do not expect any material negative financial impact for Allianz from such arbitration.

On May 24, 2002, pursuant to a statutory squeeze-out procedure, the general meeting of Dresdner Bank AG resolved to transfer shares from its minority shareholders to Allianz as principal shareholder in return for payment of a cash settlement amounting to €51.50 per share. The amount of the cash settlement was established by Allianz SE on the basis of an expert opinion, and its adequacy was confirmed by a court appointed auditor. Some of the former minority shareholders applied for a court review of the appropriate amount of the cash settlement in a mediation procedure (“Spruchverfahren”), which is pending with the district court (“Landgericht”) of Frankfurt. We believe that a claim to increase the cash settlement does not exist. In the event that the court were to determine a higher amount as an appropriate cash settlement, this would affect all of the approximately 16 mn shares that were transferred to Allianz.

Allianz Global Investors of America L.P. and certain of its subsidiaries have been named as defendants in multiple civil US lawsuits commenced as putative class actions and other proceedings related to matters involving market timing and revenue sharing in the mutual fund industry. The consolidated lawsuits concerning revenue sharing allegations were dismissed by the court on September 18, 2007. The plaintiffs have not appealed this decision, which is final now. The lawsuits relating to market timing have been consolidated into and transferred to a multi-district litigation proceeding in the US District Court for the District of Maryland. The potential outcomes cannot be predicted at this time, but management currently does not expect any material negative financial outcome from these matters for the Allianz Group.

In August 2005, two nearly identical class action complaints were filed in the Northern District of Illinois Eastern Division against Pacific Investment Management Company LLC (“PIMCO”), a subsidiary of Allianz Global Investors of America L.P. The complaints have been consolidated into a single case, and PIMCO Funds, a trust that is an open end investment company with multiple separate portfolios managed by PIMCO (the “Trust”), was added as a defendant. Plaintiffs, who each purchased 10-year Treasury note futures contracts, claim that they suffered damages from an alleged shortage of such notes when PIMCO held both physical and futures positions in 10-year Treasury notes for its client accounts. The complaint makes the allegation that PIMCO violated the federal Commodity Exchange Act by engaging in market manipulation. On July 31, 2007, the court granted class certification of a class consisting of those persons who purchased futures contracts to offset short positions between May 9, 2005 and June 30, 2005. On October 17, 2007, PIMCO and the Trust each filed a motion for summary judgment. The briefing of those motions was completed on February 6, 2008, and the motions are pending. On December 10, 2007, the U.S. Court of Appeals for the Seventh Circuit granted the petition of PIMCO and the Trust for seeking leave to appeal the class certification ruling. The appeal has not yet been briefed or argued. The Allianz Group believes the complaint is without merit, but given the early stage of the court proceedings, the outcome of this action cannot be predicted at this time.

The U.S. Department of Justice has alleged False Claims Act violations related to Fireman’s Fund Insurance Company’s (“FFIC”) involvement as a provider of Federal crop insurance from 1997 to 2003. The majority of the allegations concern falsified documentation in FFIC’s Lambert, Mississippi and Modesto, California field offices. Two former FFIC claims employees and one contract adjuster have pled guilty to assisting farmers in asserting fraudulent crop claims. In November 2006, the Department of Justice proposed to FFIC a resolution of all civil, criminal and administrative allegations in the form of an offer to settle. Discussions between FFIC and the Department of Justice are continuing and the outcome of this matter cannot be predicted at this stage.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Three members of the Fireman’s Fund group of companies in the United States, all subsidiaries of Allianz SE, are among the roughly 135 defendants named in a class action filed on August 1, 2005 in the United States District Court of New Jersey in connection with allegations relating to contingent commissions in the insurance industry. No class has been certified for this class action. The court dismissed with prejudice the federal court causes of action and dismissed without prejudice the state law causes of action. The plaintiffs have appealed the ruling. Unless the Court of Appeal reverses the lower court’s decision, the case will remain dismissed. It is not possible to predict potential outcomes or assess any eventual exposure at this time.

Allianz Life Insurance Company of North America (“Allianz Life”) is named as a defendant in various putative class action lawsuits, mainly in Minnesota and California, in connection with the marketing and sale of deferred annuity products. Two lawsuits in Minnesota and three in California have been certified as class actions. The complaints allege that the defendant engaged in, among other practices, deceptive trade practices and misleading advertising in connection with the sale of such products, including, with the respect to one of the Minnesota lawsuits, the violation of the Minnesota Consumer Fraud and Deceptive and Unlawful Trade Practices Act. In November 2007, the court granted final approval of settlement in the other of the Minnesota cases. Another lawsuit that was filed by the Minnesota Attorney General in January 2007 against Allianz Life alleging unsuitable sales of deferred annuities to senior citizens was settled in October 2007. The still pending lawsuits have not yet progressed to a stage at which a potential outcome or exposure can be determined.

Other contingencies

Liquiditäts-Konsortialbank GmbH (“LIKO”) is a bank founded in 1974 in order to provide funding for German banks which experience liquidity problems. 30% of LIKO shares are held by Deutsche Bundesbank, while the remaining shares are being held by other German banks and banking associations. The shareholders have provided capital of €200 mn to fund LIKO; Dresdner Bank AG’s participation is €12.1 mn (6.07%). Dresdner Bank AG is contingently liable to pay future assessments to LIKO up to €60.7 mn (6.07%). In addition, under clause 5(4) of the Articles of Association of LIKO, Dresdner Bank AG is committed to a secondary liability, which arises if other shareholders do not fulfill their commitments to pay their respective future assessments. In all cases of secondary liability, the financial status of the other shareholders involved is sound.

Dresdner Bank AG is a member of the German banks’ Joint Fund for Securing Customer Deposits (“Joint Fund”), which covers liabilities to each respective creditor up to specified amounts. As a member of the Joint Fund, which is itself a shareholder in LIKO, Dresdner Bank AG is liable with the other members of the Joint Fund for additional capital contributions, with the maximum being the amount of Dresdner Bank AG’s annual contribution. During the year ended December 31, 2007, the Joint Fund levied a contribution of €24 mn (2006: €22 mn). Under section 5 (10) of the Statutes of the Joint Fund for Securing Customer Deposits, the Allianz Group has undertaken to indemnify the Federal Association of German Banks (“Bundesverband deutscher Banken e.V.”) for any losses it may incur by reason of measures taken on behalf of any bank in which the Allianz Group owns a majority interest.

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

As of December 31,	2007	2006
	€ mn	€ mn
Advances	34,065	35,149
Stand-by facilities	1,635	8,930
Guarantee credits	1,604	1,765
Discount credits	64	64
Mortgage loans/public-sector loans	527	662

Total	37,895	46,570

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Moreover the Allianz Group has extended a loan commitment of €245 mn to the purchaser of a real estate portfolio (“Charlotte”). Title transfer of the real estate as well as disbursement of the loan occurred on March 1, 2008.

Leasing commitments

The Allianz Group occupies property in many locations under various long-term operating leases and has entered into various operating leases covering the long-term use of data processing equipment and other office equipment.

As of December 31, 2007, the future minimum lease payments under non-cancelable operating leases were as follows:

2007
€ mn
2008	567
2009	408
2010	399
2011	343
2012	304
Thereafter	1,631

Subtotal	3,652
Subleases	(120)

Total	3,532

Rental expense net of sublease rental income received of €16 mn, for the year ending December 31, 2007, was €429 mn (2006: €518 mn; 2005: €315 mn).

Purchase obligations

The Allianz Group has commitments for mortgage loans and to buy multi-tranche loans of €4,489 mn (2006: €4,337 mn) as well as to invest in private equity funds totaling €2,045 mn (2006: €1,675 mn) as of December 31, 2007. As of December 31, 2007, commitments outstanding to purchase real estate used by third-parties and owned by the Allianz Group used for its own activities amounted to €219 mn (2006: €325 mn). As of December 31, 2007, commitments outstanding to purchase items of equipment amounted to €197 mn (2006 €112 mn). In addition, as of December 31, 2007, the Allianz Group has other commitments of €229 mn (2006: €290 mn) referring to maintenance, real estate development, sponsoring and purchase obligations.

Other commitments

Other principal commitments of the Allianz Group include the following:

For Allianz of America, Inc., Wilmington, a guarantee declaration was made for liabilities in connection with the acquisition of PIMCO Advisors L.P. Allianz originally acquired through its subsidiary Allianz of America Inc., Wilmington, a stake of 69.5% in PIMCO, whereby minority shareholders held the option to tender their share to Allianz of America Inc.,Wilmington. On December 31, 2007 the stake of Pacific Life in PIMCO was still 2.0%, so that the liabilities towards Pacific Life as of December 31, 2007 amounted to US Dollar 0.3 bn.

Pursuant to para. 124 ff. of the German Insurance Supervision Act (“Versicherungsaufsichtsgesetz– VAG”), a mandatory insurance guarantee scheme (“Sicherungsfonds”) for life insurers was implemented in Germany. Each member of the scheme is obliged to make to the scheme annual contributions as well as special payments under certain circumstances. The exact amount of obligations for each member is calculated according to the provisions of a Federal Regulation (“Sicherungsfonds-Finanzierungs-Verordnung (Leben) – SichLVFinV”). As of December 31, 2007, the future liabilities of Allianz Lebensversicherungs-Aktiengesellschaft and its subsidiaries to the insurance guarantee scheme amount to annual contributions of €36 mn (2006: €47 mn) and an obligation for special payments of €85 mn (2006: €78 mn).

In December 2002, Protektor Lebensversicherungs-Aktien gesellschaft (“Protektor”), a life insurance company whose role is to protect policyholders of all German life insurers, was founded. Allianz Lebensversicherungs-Aktiengesellschaft and some of its subsidiaries are obligated to provide additional funds either to the mandatory insurance guarantee scheme or to Protektor, in the event that the funds provided to the mandatory insurance guarantee scheme are not sufficient to handle an insolvency case. Such obligation amounts to a maximum of 1% of the sum of the net underwriting

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

reserve with deduction of payments already provided to the insurance guarantee scheme. As of December 31, 2007, and under inclusion of the contributions to the mandatory insurance scheme mentioned above, the aggregate outstanding commitment of Allianz Lebensversicherungs-Aktiengesellschaft and its subsidiaries to the insurance guarantee scheme and to Protektor was €809 mn (2006: €751 mn).

Guarantees

A summary of guarantees issued by the Allianz Group by maturity and related collateral-held is as follows:

	Letters of credit and other financial guarantees	Market value guarantees	Indemni- fication contracts
	€ mn	€ mn	€ mn
2007
Up to 1 year	10,956	59	—
1-3 years	2,371	451	16
3-5 years	2,042	273	—
Over 5 years	994	2,528	244

Total	16,363	3,311	260

Collateral	6,023	—	10

2006
Up to 1 year	12,157	11	200
1-3 years	1,644	66	12
3-5 years	1,284	464	6
Over 5 years	1,498	2,419	268

Total	16,583	2,960	486

Collateral	7,537	—	4

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

Market value guarantees

Market value guarantees represent assurances given to customers of certain mutual funds and fund management agreements, under which initial investment values and/or minimum market performance of such investments are guaranteed at levels as defined under the relevant agreements. The obligation to perform under a market value guarantee is triggered when the market value of such investments does not meet the guaranteed targets at predefined dates.

The Allianz Group’s Asset Management segment, in the ordinary course of business, issues market value guarantees in connection with investment trust accounts and mutual funds it manages. The levels of market value guarantees, as well as the maturity dates, differ based on the separate governing agreements of the respective investment trust accounts and mutual funds. As of December 31, 2007, the maximum potential amount of future payments of the market value guarantees was €1,956 mn (2006:€1,874 mn), which represents the total value guaranteed under the respective agreements including the obligation that would have been due had the investments matured on that date. The fair value of the investment trust accounts and mutual funds related to these guarantees as of December 31, 2007, was €2,151 mn (2006 €1,882 mn).

The Allianz Group’s banking operations in France, in the ordinary course of business, issue market value and performance-at-maturity guarantees in connection with mutual funds offered by the Allianz Group’s asset management operations in France. The levels of market value and performance-at-maturity guarantees, as well as the maturity dates, differ based on the underlying agreements. In most cases, the same mutual fund offers both a market value guarantee and a performance-at-maturity guarantee. Additionally, the performance-at-maturity guarantees are generally linked to the performance of an equity index or group of equity indexes. As of December 31, 2007, the maximum potential amount of future payments of the market value and performance-at-maturity guarantees was €1,355 mn (2006: €1,086 mn), which represents the total value guaranteed under the respective agreements. The fair value of the mutual funds

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

related to the market guarantees as of December 31, 2007, was approximately €1,316 mn (2006 €1,033 mn). Such funds generally have a duration of five to eight years.

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

Credit derivatives

Credit derivatives consist of written credit default swaps, which require payment by the Allianz Group in the event of default of debt obligations, as well as written total return swaps, under which the Allianz Group guarantees the performance of the underlying assets. The notional principal amounts and fair values of the Allianz Group’s credit derivative positions as of December 31, 2007 are provided in Note 43.

Assets pledged and collateral

The carrying amount of the assets pledged as collateral where the secured party does not have the right by contract or custom to sell or repledge the assets are as follows:

As of December 31,	2007	2006
	€ mn	€ mn
Investments	597	932
Loans and advances to banks and customers	1,663	1,432
Financial assets carried at fair value through income	4,302	10,637

Total	6,562	13,001

As of December 31, 2007, the Allianz Group has received collateral, consisting of fixed income and equity securities, with a fair value of €212,894 mn (2006: €254,653 mn), which the Allianz Group has the right to sell or repledge. As of December 31, 2007, €156,096 mn (2006: €134,005 mn) related to collateral that the Allianz Group has received and sold or repledged.

As of December 31, 2007 the Allianz Group took possession of collateral it holds as security with a carrying amount of €174 mn. These financial assets will be systematically sold in the market.

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

Defined benefit plans

Amounts recognized in the Allianz Group’s consolidated balance sheets for defined benefit plans are as follows:

As of December 31,	2007	2006
	€ mn	€ mn
Prepaid benefit costs	(402)	(265)
Accrued benefit costs	4,184	4,120

Net amount recognized	3,782	3,855

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table sets forth the changes in the projected benefit obligations, the changes in fair value of plan assets and the net amount recognized for the various Allianz Group defined benefit plans:

	2007	2006
	€ mn	€ mn
Change in projected benefit obligations
Projected benefit obligations as of January 1,	17,280	17,159
Service cost	437	472
Interest cost	785	725
Plan participants’ contributions	67	61
Amendments	(23)	(48)
Actuarial (gains)/losses	(1,316)	(689)
Foreign currency translation adjustments	(266)	(43)
Benefits paid	(685)	(678)
Changes in the consolidated subsidiaries of the Allianz Group	(137)	321

Projected benefit obligations as of December 31,1)	16,142	17,280

Change in fair value of plan assets
Fair value of plan assets as of January 1,	10,888	8,287
Expected return on plan assets	577	557
Actuarial gains/(losses)	(331)	(90)
Employer contributions2)	342	2,154
Plan participants’ contributions	67	61
Foreign currency translation adjustments	(229)	(30)
Benefits paid3)	(315)	(307)
Changes in the consolidated subsidiaries of the Allianz Group	(68)	256

Fair value of plan assets as of December 31,	10,931	10,888

Funded status as of December 31,	5,211	6,392
Unrecognized net actuarial losses	(1,444)	(2,556)
Unrecognized prior service costs	15	19

Net amount recognized as of December 31,	3,782	3,855

1)

As of December 31, 2007, includes direct commitments of the consolidated subsidiaries of the Allianz Group of €4,953 mn (2006: €5,306 mn) and commitments through plan assets of €11,189 mn (2006: €11,974 mn).

2)	During January 2006, the Dresdner Bank AG contributed €1,876 mn to a contractual trust arrangement for the defined benefit plans of the Dresdner Bank Group.
3)	In addition, the Allianz Group paid €370 mn (2006: €371 mn) directly to plan participants.

As of December 31, 2007, post-retirement health benefits included in the projected benefit obligation and net amount recognized amounted to €109 mn (2006: €142 mn) and €138 mn (2006: €152 mn), respectively.

The net periodic benefit cost related to defined benefit plans consists of the following components:

	2007	2006	2005
	€ mn	€ mn	€ mn
Service cost	437	472	353
Interest cost	785	725	693
Expected return on plan assets	(577)	(557)	(411)
Amortization of prior service cost	(25)	(33)	(45)
Amortization of net actuarial loss	101	126	57
(Income)/expenses of plan curtailments or settlements	(65)	(36)	(6)

Net periodic benefit cost	656	697	641

During the year ended December 31, 2007, net periodic benefit cost includes net periodic benefit cost related to post-retirement health benefits of €4 mn (2006: €9 mn; 2005: €8 mn).

The actual return on plan assets amounted to €246 mn, €467 mn and €883 mn during the years ended December 31, 2007, 2006 and 2005.

A summary of amounts related to defined benefit plans is as follows:

	2007	2006
	€ mn	€ mn
Projected benefit obligation	16,142	17,280
Fair value of plan assets	10,931	10,888
Funded status	5,211	6,392
Actuarial (gains) / losses from experience adjustments on:
Plan obligations	(56)	8
Plan assets	331	90

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Assumptions

The assumptions for the actuarial computation of the projected benefit obligation and the net periodic benefit cost depend on the circumstances in the particular country where the plan has been established.

The calculations are based on current actuarially calculated mortality estimates. Projected turnover depending on age and length of service have also been used, as well as internal Allianz Group retirement projections.

The weighted-average value of the assumptions for the Allianz Group’s defined benefit plans used to determine projected benefit obligation:

As of December 31,	2007	2006
	%	%
Discount rate	5.5	4.6
Rate of compensation increase	2.6	2.6
Rate of pension increase	1.8	1.5

The discount rate assumptions reflect the market yields at the balance sheet date of high-quality fixed income investments corresponding to the currency and duration of the liabilities.

The weighted-average value of the assumptions used to determine net periodic benefit cost:

	2007	2006	2005
	%	%	%
Discount rate	4.6	4.1	4.9
Expected long-term return on plan assets	5.3	5.3	5.8
Rate of compensation increase	2.6	2.7	2.7
Rate of pension increase	1.5	1.4	1.6

For the year ended December 31, 2007, the weighted expected long-term return on plan assets was derived from the following target allocation and expected long-term rate of return for each asset category:

	Target allocation	Weighted expected long- term rate of return
	%	%
Equity securities	30.9	7.6
Debt securities	64.4	4.3
Real estate	4.2	3.5
Other	0.5	0.8

Total	100.0	5.3

The determination of the expected long-term rate of return for the individual asset categories is based on capital market surveys.

Plan assets

The defined benefit plans’ weighted-average asset allocations by asset category are as follows:

As of December 31,	2007	2006
	%	%
Equity securities	28.1	28.3
Debt securities	65.1	66.6
Real estate	2.8	2.9
Other	4.0	2.2

Total	100.0	100.0

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

Contributions

During the year ending December 31, 2008, the Allianz Group expects to contribute €303 mn to its defined benefit plans and pay €382 mn directly to plan participants of its defined benefit plans.

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

During the year ended December 31, 2007, the Allianz Group recognized expense for defined

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

contribution plans of €282 mn (2006: €223 mn; 2005: €192 mn). Additionally, the Allianz Group paid contributions for state pension schemes of €398 mn (2006: €381 mn; 2005: €362 mn).

48    Share-based compensation plans

Group Equity Incentives Plans

The Group Equity Incentives Plans (“GEI”) of the Allianz Group support the orientation of senior management, in particular the Board of Management, toward the long-term increase of the value of the Allianz Group. The GEI include grants of stock appreciation rights and restricted stock units.

Stock appreciation rights

The stock appreciation rights granted to a plan participant obligate the Allianz Group to pay in cash the excess of the market price of an Allianz SE share over the reference price on the exercise date for each stock appreciation right granted. The excess is capped at 150% of the reference price. The reference price represents the average of the closing prices of an Allianz SE share for the ten trading days following the Financial Press Conference of Allianz SE in the year of issue. The stock appreciation rights vest after two years and expire after seven years. Upon vesting, the stock appreciation rights may be exercised by the plan participant if the following market conditions are attained:

•	during their contractual term, the market price of Allianz SE share has outperformed the Dow Jones Europe STOXX Price Index at least once for a period of five consecutive trading days; and

•	the Allianz SE market price is in excess of the reference price by at least 20% on the exercise date.

In addition, upon death of plan participants, a change of control of the Allianz Group or notice for operational reason the stock appreciation rights vest immediately and will be exercised by the company provided the above market conditions have been attained.

Upon the expiration date, any unexercised stock appreciation right will be exercised automatically if the above market conditions have been attained. The stock appreciation rights are forfeited if the plan participant ceases to be employed by the Allianz Group or if the exercise conditions are not attained by the expiration date.

The fair value of the stock appreciation rights at grant date is measured using a Cox-Rubinstein binomial tree option pricing model. Volatility was derived from observed historical market prices. In the absence of historical information regarding employee stock appreciation exercise patterns (all plans issued between 1999 and 2002 are significantly “out of the money”), the expected life has been estimated to equal the term to maturity of the stock appreciation rights.

The following table provides the assumptions used in estimating the fair value of the stock appreciation rights at grant date:

	2007	2006	2005
Expected volatility	27.9%	28.0%	27.8%
Risk-free interest rate	3.9%	4.1%	3.1%
Expected dividend rate	3.0%	1.6%	1.9%
Share price	€158.01	€123.67	€99.33
Expected life (years)	7	7	7

The stock appreciation rights are accounted for as cash settled plans by the Allianz Group. Therefore, the Allianz Group accrues the fair value of the stock appreciation rights as compensation expense over the vesting period. Upon vesting, any changes in the fair value of the unexercised stock appreciation rights are recognized as compensation expense. During the year ended December 31, 2007, the Allianz Group recognized compensation expense related to the unexercised stock appreciation rights of €18 mn (2006: €116 mn; 2005: €99 mn).

As of December 31, 2007, the Allianz Group recorded a liability, in other liabilities, for the unexercised stock appreciation rights of €182 mn (2006: €276 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

In addition, upon death of plan participants, a change of control of the Allianz Group or notice for operational reason the restricted stock units vest immediately and will be exercised by the company.

The restricted stock units are notional stocks without dividend payments. The fair value is calculated by subtracting the net present value of expected future dividend payments until maturity of the restricted stock units from the prevailing share price as of the valuation date.

The following table provides the assumptions used in calculating the fair value of the restricted stock units at grant date:

	2007	2006	2005
Average interest rate	3.9%	3.8%	2.8%
Average dividend yield	3.2%	1.5%	1.9%

The restricted stock units are accounted for as cash settled plans as the Allianz Group intends to settle in cash. Therefore, the Allianz Group accrues the fair value of the restricted stock units as compensation expense over the vesting period. During the year ended December 31, 2007, the Allianz Group recognized compensation expense related to the nonvested restricted stock units of €55 mn (2006: €85 mn; 2005: €49 mn).

As of December 31, 2007, the Allianz Group recorded a liability, in other liabilities, of €209 mn (2006: €157 mn) for the nonvested restricted stock units.

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

The Class B equity units issued under the Class B Plan vest over three to five years and are subject to repurchase by AGI L.P. upon death, disability or termination of the participant prior to vesting. As of January 1, 2005, AGI L.P. has the right to repurchase, and the participants have the right to cause AGI L.P. to repurchase, a portion of the vested Class B equity units each year. The call or put right is exercisable for the first time six months after the initial vesting of each grant. On the repurchase date, the repurchase price will be based upon the determined value of the Class B equity units being repurchased. As the Class B equity units are puttable by the plan participants, the Class B Plan is accounted for as a cash settled plan.

Therefore, the Allianz Group accrues the fair value of the Class B equity units as compensation expense over the vesting period. Upon vesting, any changes in the fair value of the Class B equity units are recognized as compensation expense. During the year ended December 31, 2007, the Allianz Group recognized compensation expense related to the Class B equity units of €362 mn (2006: €383 mn; 2005: €536 mn). In addition, the Allianz Group recognized expense related to the priority claim on the adjusted operating profits of PIMCO LLC of €126 mn (2006: €140 mn; 2005: €141 mn). During the year ended December 31, 2007, the Allianz Group called 22,155 Class B equity units. The total amount paid related to the call of the Class B equity units was €324 mn.

The total recognized compensation expense for Class B equity units that are outstanding is recorded as a liability in other liabilities. As of December 31, 2007, the Allianz Group recorded a liability for the Class B equity units of €1,350 mn (2006: €1,455 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Dresdner Kleinwort

The Allianz Group awarded eligible employees of Dresdner Kleinwort (“DrK”) a promise to deliver Allianz SE shares on the vesting dates (hereafter “nonvested shares”). In jurisdictions in which regulatory restrictions do not allow for delivery of shares, the awards are settled in cash. The awards vest in three installments in each of the three years following the initial award. The number of shares to be disbursed depends on beneficiaries leaving the company and the operating results for the following years. If the results are positive, additional shares will be distributed, whereas if the results are negative, the number of shares to be disbursed will be reduced. A portion of the awards is also subject to performance vesting conditions, which are based on the financial operating results of DrK. If all of the performance targets have not been met for the previous year, then immediately prior to vesting, some or all of the performance related shares for that year are forfeited.

In 2007 Dresdner Kleinwort granted 1,164,377 (2006: 1,405,646) nonvested share units in total. The weighted average fair value at grant date was €162.78 (2006: €135.40). Thereof 1,068,189 (2006: 1,303,856) non-vested share units are equity settled and 96,188 (2006: 101,791) share units are cash settled.

The shares settled by delivery of Allianz SE shares are accounted for as equity settled plans by the Allianz Group. Therefore, the Allianz Group measures the total compensation expense to be recognized for the equity settled shares based upon their fair value as of the grant date. The total compensation expense is recognized over the three year vesting period. The shares settled in cash are accounted for as cash settled plans by the Allianz Group. Therefore, the Allianz Group accrues the fair value of the cash settled shares as compensation expense over the vesting period. Upon vesting, any changes in the fair value of the unexercised nonvested shares settled in cash are recognized as compensation expense. During the year ended December 31, 2007, the Allianz Group recognized compensation expense related to the nonvested shares of €103 mn (2006: €135 mn). Thereof €95 mn (2006: €125 mn) were recognized for equity settled share options.

As of December 31, 2007, the Allianz Group recorded a liability for the nonvested cash settled shares of €13 mn (2006: €10 mn).

AGF Group share option plan

The AGF Group has awarded share options on AGF shares to eligible AGF Group executives and managers of subsidiaries, as well as to certain employees, whose performance justified grants. The primary objective of the share option plan is to encourage the retention of key personnel of AGF Group and to link their compensation to the performance of AGF Group.

During the year ended December 31. 2007, Allianz acquired all of the remaining AGF shares from minority shareholders in the context of the Tender Offer and Squeeze-out (see Note 4 regarding the AGF acquisition and disposal of minority interests). Under the terms of an agreement (the ”Liquidity Agreement”) between Allianz SE, AGF and the beneficiaries of the AGF share option plans 2003-2006 (AGF employees), Allianz has the right to purchase all AGF shares issued through the exercise of these AGF share option plans after the put period (where the beneficiaries have the right to sell to Allianz). The price payable by Allianz per AGF share is a cash consideration equal to the Allianz 20-day-average share price prior to the date the right to buy or to sell is exercised, multiplied by a ratio representing the consideration proposed in the Tender Offer for each AGF share (€126.43) divided by the Allianz share price on January 16, 2007 (€155.72). This ratio is subject to adjustments in case of transactions impacting Allianz or AGF share capital or net equity. The cash settlement is based upon the initial offer proposed for each AGF share during the Tender Offer. As of December 31, 2007 all shares issued under these plans were fully vested and exercisable.

Due to the change in settlement arising from the Liquidity Agreement, the Allianz Group accounts for the AGF share option plans as cash settled plans, as all AGF employees will receive cash for their AGF shares. Therefore, the Allianz Group recognizes any change in the fair value of the unexercised plans as compensation expense.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The effects of these modifications that increased the total fair value of the AGF share option plan to the AGF employees were expensed at the date of modification and amounted to €15 mn in 2007. The modification of the settlement terms from an equity share to cash for vested options was recorded directly in equity, and amounted to €18 mn during 2007.

Originally, the AGF share options plans were granted independently from the remuneration plans of the Allianz Group. At their original grant dates, the AGF share options had an exercise price of at least 85% of the then prevailling market price. The original maximum term for the AGF share option plans granted was eight years.

The fair value of these options at grant date was calculated using a Cox-Rubinstein binomial tree option pricing model. Volatility was derived from observed historical market prices aligned with the expected life of the options. The expected life has been estimated to equal the term to maturity of the options.

The following table provides original fair values at grant date of the AGF share options and the assumptions used in calculating them:

	2006	2005
Fair value	€24.87	€17.40
Assumptions:
Share price at grant date	€110.20	€77.95
Expected life (years)	5	8
Risk free interest rate	3.9%	2.7%
Expected volatility	28.0%	27.5%
Dividend yield	4.5%	4.0%

Due to the Liquidity Agreement which became effective on June 30, 2007, the parameters for the valuation of the AGF share option plans were changed.

The following table provides an overview about the underlying assumptions used for the valuation after taking into account the impact of the Liquidity Agreement:

	2006	2005
Fair value	€48.38	€64.73
Assumptions:
Share price at modification date	€172.95	€172.95
Expected life (years)	6	5
Risk free interest rate	4.5%	4.5%
Expected volatility	28.0%	30.0%
Dividend yield	3.2%	3.1%

During the year ended December 31, 2007, the Allianz Group recognized total compensation expenses related to the modified AGF share option plans of €15 mn. As of December 31, 2007, the Allianz Group recorded a liability for the AGF plans of €46 mn.

RAS Group Allianz SE share option plan (modified RAS Group share option plan 2005)

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

The fair value of the options at grant date was measured using a trinomial tree option pricing model. Volatility was derived from observed historical market prices aligned with the expected life of the options. The expected life was estimated to be equal to the term to maturity of the options.

The following table provides the grant date fair value and the assumptions used in calculating their fair value:

2005
Fair value	€1.91
Assumptions:
Share price at grant date	€17.32
Expected life (years)	7
Risk free interest rate	3.4%
Expected volatility	18.0%
Dividend yield	7.1%

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

A summary of the number and weighted-average exercise price of the options outstanding and exercisable are as follows:

	Number of options	Weighted average exercise price
		€
Outstanding as of January 1, 2005	2,261,000	13.55
Granted	1,200,000	17.09
Exercised	(2,041,000)	13.47
Forfeited	(467,000)	15.78

Outstanding RAS share options as of December 31, 2005	953,000	17.09
Modification	(953,000)	17.09

Outstanding as of December 31, 2006	—	—

Exercisable as of December 31, 2006	—	—

On the effective date of the merger between Allianz SE and RAS, the RAS share option plan was modified. The outstanding share options, which were granted in 2005, on the date of the merger were replaced with Allianz SE share options on the basis of 1 Allianz SE option for every 5.501 RAS share options outstanding. The outstanding RAS Group options of 953,000 were replaced by 173,241 Allianz SE options. The Allianz SE share options have the same service period of 2 years; however, the market conditions noted above were replaced with a performance condition, which was already achieved on the date of the modification.

During the year ended December 31, 2006, the Allianz Group recorded compensation expense of €1 mn (2005: €1 mn) related to these share options.

After modification the valuation model for the RAS Group Allianz SE share option plan remain unchanged. Nevertheless the underlying assumptions had to be adjusted. The following table provides the grant date fair value and the assumptions used in calculating their fair value

2006
Fair value	€66.35
Assumptions:
Share price on modification date	€145.41
Expected life (years)	5
Risk free interest rate	3.9%
Expected volatility	30.5%
Dividend yield	1.5%

A summary of the number and weighted-average exercise price of the options outstanding and exercisable are as follows:

	2007		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		€		€
Outstanding as of January 1,	173,241	93.99	—	—
Granted	—	—	173,241	93.99
Exercised	—	—	—	—
Forfeited	(41,992)	84.51	—	—
Expired	—	—	—	—

Outstanding as of December 31,	131,249	80.74	173,241	93.99

Exercisable as of December 31,	—	—	—	—

The aggregate intrinsic value of share options outstanding was €11 mn for the year ended December 31, 2007 (2006: €11 mn).

The options outstanding as of December 31, 2007 have an exercise price of €80.74 and a weighted average remaining contractual life of 4 years.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The shares settled by delivery of Allianz SE shares are accounted for as equity settled plans by the RAS Group. Therefore, the RAS Group measures the total compensation expense to be recognized for the equity settled shares based upon their fair value as of the grant date. The total compensation expense is recognized over the vesting period.

During the year ended December 31, 2007, the Allianz Group recorded compensation expense of €4 mn (2006: €6 mn) related to these share options.

Employee Stock purchase plans

The Allianz Group offers Allianz SE shares in 24 countries to qualified employees at favorable conditions. The shares have a minimum holding period of one year to five years. During the year ended December 31, 2007, the number of shares sold to employees under these plans was 939,303 (2006: 929,509; 2005: 1,144,196). During the year ended December 31, 2007, the Allianz Group recognized as compensation expense, the difference between the market price (lowest quoted price of the Allianz SE stock at the official market in Germany on September 6, 2007) and the discounted price of the shares purchased by employees, of €30 mn (2006: €25 mn; 2005: €24 mn).

In addition, during the year ended December 31, 2006, the AGF Group offered AGF shares to qualified employees in France at favorable conditions. During the year ended December 31, 2006 the number of shares sold to employees under this plan was 651,012. During the year ended December 31, 2006 the compensation expense recorded was €12 mn. Due to the Tender Offer all AGF shares were purchased by Allianz SE.

Other share option and shareholding plans

The Allianz Group has other local share-based compensation plans, including share option and employee share purchase plans, none of which, individually or in the aggregate, are material to the consolidated financial statements. During the year ended December 31, 2007, the total expense, in the aggregate, recorded for these plans was €4 mn (2006: €3 mn; 2005: €4 mn).

49    Restructuring plans

As of December 31, 2007, the Allianz Group has provisions for restructuring resulting from a number of restructuring programs in various segments. These provisions for restructuring primarily include personnel costs, which result from severance payments for employee terminations, and contract termination costs, including those relating to the termination of lease contracts that will arise in connection with the implementation of the respective initiatives.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Changes in the provisions for restructuring were:

	Allianz Deutschland AG	Dresdner Bank Group	Other	Total
	€ mn	€ mn	€ mn	€ mn
As of January 1, 2005	—	670	69	739
New provisions	—	22	86	108
Additions to existing provisions	—	29	3	32
Release of provisions recognized in previous years	—	(48)	(2)	(50)
Release of provisions via payments	—	(288)	(68)	(356)
Release of provisions via transfers	—	(294)	—	(294)
Foreign currency translation adjustments	—	12	—	12
Other	—	(13)	8	(5)
As of December 31, 2005	—	90	96	186
As of January 1, 2006	—	90	96	186
New provisions	526	328	41	895
Additions to existing provisions	—	9	1	10
Release of provisions recognized in previous years	—	(15)	(5)	(20)
Release of provisions via payments	(2)	(13)	(83)	(98)
Release of provisions via transfers	(69)	(20)	—	(89)
Changes in the consolidated subsidiaries of the Allianz Group	—	—	4	4
Foreign currency translation adjustments	—	—	(1)	(1)
As of December 31, 2006	455	379	53	887
As of January 1, 2007	455	379	53	887
New provisions	—	8	145	153
Additions to existing provisions	22	19	4	45
Release of provisions recognized in previous years	(65)	(29)	(1)	(95)
Release of provisions via payments	(27)	(65)	(52)	(144)
Release of provisions via transfers	(159)	(140)	—	(299)
Foreign currency translation adjustments	—	(6)	—	(6)
As of December 31, 2007	226	166	149	541

The development of the restructuring provisions reflects the implementation status of the restructuring initiatives. Based on the specific IFRS guidance, restructuring provisions are recognized prior to when they qualify to be recognized under the guidance for other types of provisions. In order to reflect the timely implementation of the various restructuring initiatives, restructuring provisions, as far as they are already “locked in”, have been transferred to the provision type, which would have been used not having a restructuring initiative in place. This applies for each single contract. For personnel costs, at the time an employee has contractually agreed to leave Allianz Group by signing either an early retirement, a partial retirement (Altersteilzeit, which is a specific type of an early retirement program in Germany), or a termination arrangement the respective part of the restructuring provision has been transferred to provisions for employee expenses. In addition, provisions for vacant office spaces that result from restructuring initiatives have been transferred to “other” provisions after the offices have been completely vacated.

Allianz Deutschland AG´s provisions for restructuring

In 2006, Allianz Deutschland AG announced a restructuring plan for the insurance business in Germany, which is expected to continue through 2008. The objective of the restructuring program is to make the insurance business more customer focused, operate more efficiently and achieve growth.

During the year ended December 31, 2007, Allianz Deutschland AG recorded restructuring charges of €(16) mn. This amount includes additions

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

to existing provisions, release of provisions recognized in previous years, and restructuring charges as reflected in the consolidated income statement. The reduction of staff within this program shall occur in consent with the employees. The plan includes a reduction of approximately 5,700 positions. Approximately 3,176 full time equivalent positions have already been terminated, a part of which are related to natural employee turnover and early retirement agreements (Altersteilzeit) that were agreed upon before the restructuring provision was recorded and are not part of the restructuring provision.

2007
€ mn
New provisions	—
Additions to existing provisions	22
Release of provisions recognized in previous years	(65)
Restructuring charges directly reflected in the consolidated income statement	27
Total restructuring charges during the year ended December 31, 2007	(16)
Total restructuring charges incurred to date	510

A summary of the changes in the provisions for restructuring of the Allianz Deutschland AG during the year ended December 31, 2007 is:

	Provisions as of January 1, 2007	Provisions recorded during 2007				Release of provisions via transfer	Foreign currency translation adjustments	Other	Provisions as of December 31, 2007
		New provisions	Additions to existing provisions	Release of provisions recognized in previous years	Release of provisions via cash payments
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Program 2006
Personnel costs	353	—	18	(25)	—	(159)	—	—	187
Contract termination costs	102	—	4	(40)	(27)	—	—	—	39
Other	—	—	—	—	—	—	—	—	—

Total	455	—	22	(65)	(27)	(159)	—	—	226

Allianz Deutschland AG recorded releases of provisions via transfers to other provision categories of €159 mn as of December 31, 2007.

Dresdner Bank Group’s provisions for restructuring

Dresdner Bank Group supplemented its existing restructuring programs introduced since 2000 with the initiative “Programs 2007”. For these combined initiatives, Dresdner Bank Group has announced plans to eliminate an aggregate of approximately 19,650 positions. As of December 31, 2007, an aggregate of approximately 17,810 positions had been eliminated and approximately 550 additional employees had contractually agreed to leave Dresdner Bank Group under these initiatives.

During the year ended December 31, 2007, Dresdner Bank Group recorded restructuring charges for all restructuring programs of €51 mn. This amount includes new provisions, additions to existing provisions, release of provisions recognized in previous years, and restructuring charges as reflected in the consolidated income statement.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

A summary of the restructuring charges related to Dresdner Bank Group that are reflected in the Allianz Group’s consolidated income statement for the year ended December 31, 2007, by restructuring program is as follows:

	2007
	Programs 2007	New Dresdner Plus	Former Programs	Total
	€ mn	€ mn	€ mn	€ mn
New provisions	8	—	—	8
Additions to existing provisions	—	19	—	19
Release of provisions recognized in previous years	—	(24)	(5)	(29)
Restructuring charges directly reflected in the consolidated income statement	40	9	4	53
Total restructuring charges during the year ended December 31, 2007	48	4	(1)	51
Total restructuring charges incurred to date	48	412	1,560	2,020

A summary of the existing provisions for restructuring related to the Dresdner Bank Group is as follows:

Programs 2007

During the year ended December 31, 2007, Dresdner Bank Group recorded restructuring charges of €48 mn for the announced restructuring initiative “Programs 2007”, which is in addition to and separately from the initiative “New Dresdner Plus” and the “Former Programs”.

As a result of the recent developments in the Credit Markets Dresdner Kleinwort, the Investment Banking Division (IB) of Dresdner Bank Group, decided to restructure parts of their Credit Business. This decision lead to the exit of specific market segments and to the alignment of the product range to the current market environment within the respective Credit Business. Hereby were impacted the areas Credit Flow Trading, Exotic Credit Derivatives, and Debt Capital Markets as well as the respective support areas within the front-office.

Through the “Credit Initiative” and further restructuring initiatives within the Investment Banking Division (IB) the Dresdner Bank Group plans to reduce approximately 150 positions globally. Approximately 10 employees had been terminated and approximately 100 additional employees had contractually agreed to leave Dresdner Bank Group pursuant to “Credit Initiative” as of December 31, 2007.

New Dresdner Plus and Former Programs

During the year ended December 31, 2007, Dresdner Bank Group recorded combined restructuring charges of €3 mn for the announced restructuring initiative “New Dresdner Plus” and the “Former Programs”, which are in addition to and separately from the “Programs 2007”.

Through the program “New Dresdner Plus”, Dresdner Bank Group plans to eliminate 2,480 positions. Approximately 1,000 employees had been terminated and approximately 300 additional employees had contractually agreed to leave Dresdner Bank Group pursuant to program “New Dresdner Plus” as of December 31, 2007.

Through the “Former Programs”, Dresdner Bank Group plans to eliminate approximately 17,020 positions. Approximately 16,800 employees had been terminated and approximately 150 additional employees had contractually agreed to leave Dresdner Bank Group pursuant to the “Former Programs” as of December 31, 2007.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

A summary of the changes in the provisions for restructuring of the Dresdner Bank Group during the year ended December 31, 2007 is:

	Provisions as of January 1, 2007	Provisions recorded during 2007				Release of provisions via transfer	Foreign currency translation adjustments	Other	Provisions as of December 31, 2007
		New provisions	Additions to existing provisions	Release of provisions recognized in previous years	Release of provisions via cash payments
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Programs 2007
Personnel costs	—	8	—	—	—	—	—	—	8
Contract termination costs	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—

Subtotal	—	8	—	—	—	—	—	—	8

New Dresdner Plus
Personnel costs	299	—	18	(17)	(47)	(114)	(5)	—	134
Contract termination costs	27	—	1	(7)	(1)	(5)	(1)	—	14
Other	2	—	—	—	—	—	—	—	2

Subtotal	328	—	19	(24)	(48)	(119)	(6)	—	150

Former Programs
Personnel costs	44	—	—	(5)	(11)	(20)	—	—	8
Contract termination costs	2	—	—	—	(1)	(1)	—	—	—
Other	5	—	—	—	(5)	—	—	—	—

Subtotal	51	—	—	(5)	(17)	(21)	—	—	8

Total	379	8	19	(29)	(65)	(140)	(6)	—	166

Dresdner Bank Group recorded releases of provisions via transfers to other provision categories of €140 mn as of December 31, 2007.

Other restructuring plans

For 2007, amongst others the following restructuring plans were announced:

Allianz S.p.A., Italy

In 2007, the Boards of RAS, Lloyd Adriatico and AZ Subalpina announced a restructuring program for the integration of these three companies into Allianz S.p.A effective since October 1, 2007.

The objective is to reorganize its strategic and commercial direction by aligning the underwriting strategies, refocusing some lines of business in the insurance business, as well as in the asset management segment, unifying all the support functions leveraging on best practices. Further some activities will be relocated within Italian sites whereas other operations will be integrated into one single organization.

During the year ended December 31, 2007, Allianz S.p.A. together with its group companies recorded restructuring charges of €73 mn.

Allianz Shared Infrastructure Service GmbH

During 2007, Allianz Deutschland AG recorded another provision for restructuring of €42 mn. The reason for the restructuring program are outsourcing activities for the devisions Desktop, Network and Telecommunication Services of Allianz Shared Infrastructure Service GmbH (former Allianz Dresdner Informationssysteme GmbH), Munich

During the year ended December 31, 2007, Allianz Group recorded restructuring charges of €79 mn in total.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

50    Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflects the effect of potentially dilutive securities. As of December 31, 2007, 1,175,554 (2006: 1,175,554) participation certificates issued by Allianz SE were outstanding which can potentially be converted to 1,469,443 (2006: 1,469,443) Allianz shares (on a weighted basis: 1,469,443 (2006: 1,469,443) Allianz SE shares) and therefore have a dilutive effect.

The Allianz Group’s share compensation plans with potentially dilutive securities of 1,321,100 (2006: 335,346) are included in the calculation of diluted earnings per share for the year ended December 31, 2007.

Furthermore 3,265,298 (2006: 4,868,560) common shares from trading in derivatives on own shares have been included in the calculation of diluted earnings per share for the year ended December 31, 2007.

Reconciliation of basic and diluted earnings per share

	2007	2006	2005
	€ mn	€ mn	€ mn
Numerator for basic earnings per share (net income)	7,966	7,021	4,380
Effect of dilutive securities	(4)	(3)	—

Numerator for diluted earnings per share (net income after assumed conversion)	7,962	7,018	4,380

Denominator for basic earnings per share (weighted-average shares)	442,544,977	410,871,602	389,756,350
Dilutive securities:
Participation certificates	1,469,443	1,469,443	1,469,443
Warrants	962,547	737,847	743,179
Share-based compensation plans	1,321,100	335,346	493,229
Derivatives on own shares	3,265,298	4,868,560	807,859
Subtotal	7,018,388	7,411,196	3,513,710

Denominator for diluted earnings per share (weighted-average shares after assumed conversion)	449,563,365	418,282,798	393,270,060

Basic earnings per share	€18.00	€17.09	€11.24
Diluted earnings per share	€17.71	€16.78	€11.14

During the year ended December 31, 2007, the weighted average number of shares does not include 1,130,838 (2006: 730,391; 2005: 2,389,193) treasury shares held by the Allianz Group.

51    Other Information

Employee information

As of December 31,	2007	2006
Germany	72,063	76,790
Other countries	109,144	89,715
Total	181,207	166,505
thereof undergoing training	4,332	3,955

The average total number of employees for the year ended December 31, 2007 was 176,257 people.

Personnel expenses

	2007	2006	2005
	€ mn	€ mn	€ mn
Salaries and wages	9,741	10,230	9,582
Social security contributions and employee assistance	1,666	1,731	1,628
Expenses for pensions and other post-retirement benefits	1,028	1,005	855

Total	12,435	12,966	12,065

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Issuance of the Declaration of Compliance with the German Corporate Governance Code according to clause 161 AktG

On December 20, 2007, the Board of Management and the Supervisory Board of Allianz SE issued the Declaration of Compliance according to clause 161 AktG and made it available on a permanent basis to the shareholders on the company’s website.

The Declaration of Compliance of the two publicly traded group companies Allianz Lebensversicherungs-Aktiengesellschaft and Oldenburgische Landesbank AG were issued in December 2007, respectively, and were made permanently available to the shareholders.

Principal accountant fees and services

For a summary of fees billed by the Allianz Group’s principal auditors, see page 192 and 193. The information provided there is considered part of these consolidated financial statements.

Compensation for the Board of Management

As of December 31, 2007, the Board of Management had 11 (2006: 11) members.

Total compensation of the Board of Management for the year ended December 31, 2007 amounts to €26.5 mn (2006: €28.9 mn). Furthermore 102,950 (2006: 110,434) stock appreciation rights and 51,805 (2006: 66,280) restricted stock units with a total fair value at grant date of €12.3 mn (2006: €12.3 mn) were granted to the Board of Management for the year ended December 31, 2007.

Compensation to former members of the Board of Management and their beneficiaries totaled €5.0 mn (2006: €4.3 mn). Pension obligations to former members of the Board of Management and their beneficiaries are accrued in the amount of €49.0 mn (2006: €52.0 mn).

Total compensation to the Supervisory Board amounts to €1.6 mn (2006: €2.5 mn).

Board of Management and Supervisory Board compensation by individual is included in the Corporate Governance section of this Annual Report. The information provided there is considered part of these consolidated financial statements.

52    Subsequent events

Disposal of tranche of properties to IVG Group

In August 2007, the Allianz Group sold five held for use properties for €876 mn to IVG Group. The sale will be finalized in the first half of 2008. After the sale, the properties will be leased back and will continue to be used by the Al-lianz Group.

Disposal of property portfolio to Whitehall Funds

In December 2007 the Allianz Group closed a contract with Whitehall Funds to sell a property portfolio for €1.7 bn. The sale was finalized on March 1, 2008. No immediate gain was recognized on the sale due to the seller financing that the Allianz Group extended to the buyer.

Allianz redeems remaining part of the BITES exchangeable bond

On January 14, 2008, the Allianz Group announced its intention to redeem the remaining 35.7% of the BITES bond issued in February 2005 with shares of Munich Re. The number of Munich Re shares used for the redemption was based on the averages of the DAX index and the Munich Re share price during a 20-day reference period which started on January 22, 2008 and ended on February 18, 2008. The delivery of Munich Re shares took place on February 27, 2008. As a result of the redemption of the index-linked exchangeable bond, the Allianz Group’s shareholding in Munich Re was reduced to under 2%.

Allianz Deutschland AG announces squeeze-out on Allianz Lebensversicherungs-Aktiengesellschaft, Stuttgart (“Allianz Leben”)

On January 18, 2008 the Allianz Group´s subsidiary Allianz Deutschland AG announced that it has signed contracts via an investment management company regarding the acquisition of further shares in Allianz Leben. Following this transaction, Allianz Deutschland AG’s equity stake in Allianz Leben will increase to more than 95%. Allianz Leben intends to present a resolution regarding the squeeze-out procedure at its next Annual General Meeting.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Acquisition of minority interests in Allianz Global Investors of America L.P., Delaware

In January 2008, the Allianz Group increased its interest in Allianz Global Investors of America L.P., Delaware by approximately 1.86%. The acquisition cost for the additional interest amounted to approximately €194 mn.

Exercise of warrants

On February 15, 2008, the remaining 2.2 mn warrants were exercised which the Allianz Group had issued in February 2005 as part of the “All-in-One” transaction. In conjunction with the exercise 2.2 mn new shares of Allianz SE resulting from conditional capital were issued leading to proceeds from this increased equity of €202 mn. The new shares are entitled to dividend as of the financial year 2008.

Financial market turbulences

The Allianz Group expects to experience further mark-downs in the first quarter of 2008 due to further deterioration of observable market prices and credit indexes.

Net claims estimate from “Emma” winter storm in Europe

The Allianz Group estimates net claims before taxes from the “Emma” winter storm in Europe in March 2007 of above €200 mn.

Issue of 5% senior bond by Allianz Finance II B.V., Amsterdam

On March 6, 2008 Allianz Finance II B.V., Amsterdam issued €1.5 bn of senior bonds, guaranteed by Allianz SE, under our debt issuance program. The bond has a coupon rate of 5% and its maturity is March 6, 2013.

Dresdner Bank provides support to K2

On March 18, 2008, Dresdner Bank and K2 Corporation entered into an agreement through which Dresdner Bank will provide a support facility to the Structured Investment Vehicle, K2. The agreement, which consists of a U.S.$1,500,000,000 committed revolving mezzanine credit facility and a ‘backstop’ facility, follows the announcement by Dresdner Bank on February 21, 2008 that it intended to offer support to K2 .

The mezzanine credit facility provides K2 with immediate additional liquidity, allowing K2 to draw-down funds for terms up to the maturity date of its longest dated senior debt obligations. Under the terms of the backstop facility, Dresdner Bank has undertaken to provide to K2 firm prices at which it will purchase assets from K2 in the event that K2 is unable to obtain better prices for such assets on the open market. The aggregate of such prices provided by Dresdner Bank will at all times equate to an amount that ensures K2 has sufficient funds to repay its senior debt in full.

AGI of America LLC intends to call further PIMCO Class B Units

Allianz Global Investors of America LLC intends to call 23,946 PIMCO Class B units on March 31, 2008 for U.S.$555 mn.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

53    Selected subsidiaries and other holdings

Operating Subsidiaries	Equity	% owned1)
	€ mn
Germany
Allianz Capital Partners GmbH, Munich	0.03	100.0
Allianz Capital Partners Verwaltungs GmbH, Munich	685	100.0
Allianz Dresdner Bauspar AG, Bad Vilbel	99	100.0
Allianz Global Corporate & Specialty AG, Munich	778	100.0
Allianz Global Investors Advisory GmbH, Frankfurt/Main	3	100.0
Allianz Global Investors AG, Munich	2,592	100.0
Allianz Global Investors Europe GmbH, Munich	17	100.0
Allianz Global Investors Kapitalanlagegesellschaft mbH, Frankfurt/Main	139	100.0
Allianz Global Investors Produkt Solutions GmbH, Munich	0.1	100.0
Allianz Immobilien GmbH, Stuttgart	5	100.0
Allianz Lebensversicherungs-Aktiengesellschaft, Stuttgart	1,456	94.8
Allianz Pension Partners GmbH, Stuttgart	0.5	100.0
Allianz Pensionskasse Aktiengesellschaft, Munich	146	100.0
Allianz Private Equity Partners GmbH, Munich	0.04	100.0
Allianz Private Krankenversicherungs-Aktiengesellschaft, Munich	360	100.0
Allianz ProzessFinanz GmbH, Munich	0.04	100.0
Allianz Shared Infrastructure Services GmbH, Munich	219	100.0
Allianz Versicherungs-Aktiengesellschaft, Munich	2,512	100.0
AZT Automotive GmbH, Munich	0.2	100.0
Deutsche Lebensversicherungs-Aktiengesellschaft, Berlin	45	100.0
Dresdner Bank AG, Frankfurt am Main	8,674	100.0
Euler Hermes Kreditversicherungs-AG, Hamburg	246	100.0
MAN Roland Druckmaschinen AG, Offenbach	289	100.0
Münchener und Magdeburger Agraversicherung Aktiengesellschaft, Munich	8	59.9
Oldenburgische Landesbank Aktiengesellschaft, Oldenburg	531	89.4
Reuschel & Co. Kommanditgesellschaft, Munich	149	97.5
risklab germany GmbH, Frankfurt am Main	0.03	100.0
Vereinte Spezial Krankenversicherung Aktiengesellschaft, Munich	3	100.0
Vereinte Spezial Versicherung AG, Munich	45	100.0

1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100.0%.

Property-Casualty
Life/Health
Banking
Asset Management
Corporate

Operating entity contributes a substantial portion of our total revenues within our primary geographic markets. Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and AssetManagement segment’s operating revenues.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Operating Subsidiaries—Other countries	Equity	% owned1)
	€ mn
Argentina
AGF Allianz Argentina Compania de Seguros Generales S.A., Buenos Aires	13	100.0
Australia
Allianz Australia Limited, Sydney	1,005	100.0
Austria
Allianz Elementar Lebensversicherungs-Aktiengesellschaft, Vienna	62	100.0
Allianz Elementar Versicherungs-Aktiengesellschaft, Vienna	375	100.0
Privatinvest Bank AG, Salzburg	15	74.0
Belgium
Allianz Belgium Insurance S.A., Brüssel	441	100.0
Brazil
AGF Brasil Seguros S.A., Sao Paulo	138	72.5
Bulgaria
Allianz Bulgaria Insurance and Reinsurance Company Ltd., Sofia	26	78.0
Allianz Bulgaria Life Insurance Company Ltd., Sofia	13	99.0
Commercial Bank Allianz Bulgaria Ltd., Sofia	50	99.8
China
Allianz China Life Insurance Co. Ltd., Shanghai	18	51.0
Allianz Global Investors Hong Kong Ltd., Hong Kong	65	100.0
Allianz Insurance (Hong Kong) Ltd., Hong Kong	9	100.0
Dresdner Kleinwort (Japan) Limited, Hong Kong	288	100.0
RCM Asia Pacific Ltd., Hong Kong	14	100.0
Colombia
Colseguros Generales S.A., Bogota	35	100.0
Croatia
Allianz Zagreb d.d., Zagreb	17	80.1
Czech Republic
Allianz poistóvna a.s., Prague	121	100.0
Egypt
Allianz Egypt Insurance Company S.A.E., Cairo	6	85.0
Allianz Egypt Life Company S.A.E., Cairo	8	99.4
France
AAAM S.A., Paris	32	84.9
AGF Asset Management S.A., Paris	93	99.8
Allianz Global Corporate & Specialty France, Paris	179	100.0
Assurances Générales de France IART S.A., Paris	2,267	100.0
Assurances Générales de France Vie S.A., Paris	2,361	100.0
Assurances Générales de France, Paris	7,287	100.0
Banque AGF S.A., Paris	179	100.0
Euler Hermes SFAC S.A., Paris	337	100.0
Mondial Assistance S.A. S., Paris Cedex	205	100.0
Greece
Allianz Hellas Insurance Company S.A., Athen	71	100.0
Hungary
Allianz Hungária Biztosító Zrt., Budapest	220	100.0
Indonesia
PT Asuransi Allianz Life Indonesia p.l.c., Jakarta	20	99.8
PT Asuransi Allianz Utama Indonesia Ltd., Jakarta	19	76.0
Ireland
Allianz Global Investors Ireland Ltd., Dublin	5	100.0
Allianz Irish Life Holdings p.l.c., Dublin	488	66.4
Allianz Re Dublin Limited, Dublin	17	100.0
Allianz Worldwide Care Ltd., Dublin	12	100.0

1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100.0%.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Operating Subsidiaries—Other countries	Equity	% owned1)
	€ mn
Italy
ALLIANZ SUBALPINA S.p.A. SOCIETÀ DI ASSICURAZIONI E RIASSICURAZIONI, Turin	246	98.0
Allianz Global Investors Italia S.p.A, Milan	48	100.0
Allianz S.p.A., Trieste	3,016	100.0
GENIALLOYD S.p.A., Milan	72	100.0
INVESTITORI SGR S.p.A., Milan	17	87.7
Lloyd Adriatico S.p.A., Trieste	989	99.9
RAS Tutela Giudiziaria S.p.A., Milan	9	100.0
RB Vita S.p.A., Milan	209	100.0
Japan
Allianz Global Investors Japan Co. Ltd. , Tokyo	0.6	100.0
Laos
Assurances Générales du Laos Ltd., Laos	3	51.0
Luxembourg
Allianz Global Investors Luxembourg S.A., Luxembourg	69	100.0
Dresdner Bank Luxembourg S.A., Luxembourg	530	100.0
Malaysia
Allianz General Insurance Malaysia Berhad p.l.c., Kuala Lumpur	30	100.0
Allianz Life Insurance Malaysia Berhad p.l.c., Kuala Lumpur	44	100.0
Mexico
Allianz México S.A. Compañia de Seguros, Mexico	93	100.0
Netherlands
Allianz Europe Ltd., Amsterdam	28,961	100.0
Allianz Nederland Asset Management B.V., Amsterdam	33	100.0
Allianz Nederland Levensverzekering N.V., Utrecht	263	100.0
Allianz Nederland Schadeverzekering N.V., Rotterdam	346	100.0
Dresdner VPV N.V., Gouda	48	100.0
Poland
TU Allianz Polska S.A., Warsaw	100	100.0
TU Allianz Zycie Polska S.A., Warsaw	31	100.0
Portugal
Companhia de Seguros Allianz Portugal S.A., Lisbon	199	64.8
Republic of Korea
Allianz Global Investors Korea Limited, Seoul	19	100.0
Allianz Life Insurance Co. Ltd., Seoul	513	100.0
Romania
Allianz Tiriac Asigurari SA, Bukarest	126	52.1
Russia
Dresdner Bank ZAO, St. Petersburg	75	100.0
Insurance Company “Progress Garant”, Moscow	35	100.0
Insurance Joint Stock Company „Allianz”, Moscow	11	100.0
Russian People’s Insurance Society “ROSNO”, Moscow	152	97.2
Singapore
Allianz Global Investors Singapore Ltd., Singapore	1	100.0
Slovakia
Allianz-Slovenská poist’ovna a.s., Bratislava	417	84.6
Spain
Allianz Compañia de Seguros y Reaseguros S.A., Madrid	502	99.9
Euler Hermes Crédito Compañia de Seguros y Reaseguros, S.A., Madrid	7	100.0
Eurovida, S.A. Compañia de Seguros y Reaseguros, Madrid	59	51.0

1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100.0%.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Operating Subsidiaries—Other countries	Equity	% owned1)
	€ mn
Switzerland
Alba Allgemeine Versicherungs-Gesellschaft, Basel	32	100.0
Allianz Risk Transfer AG, Zurich	309	100.0
Allianz Suisse Lebensversicherungs-Gesellschaft, Zurich	484	100.0
Allianz Suisse Versicherungs-Gesellschaft, Zurich	559	100.0
Compagnie d’Assurance de Protection Juridique S.A., Zug	13	100.0
Dresdner Bank (Schweiz) AG, Zurich	114	99.8
ELVIA Reiseversicherungs-Gesellschaft AG, Zurich	218	100.0
Selecta AG, Muntelier2)	135	100.0
Taiwan
Allianz Global Investors Taiwan Ltd., Taipei	27	100.0
Allianz Taiwan Life Insurance Co. Ltd., Taipei	63	99.6
United Kingdom
Allianz (UK) Limited, Guildford	588	100.0
Allianz Insurance plc., Guildford	1,085	98.0	3)
Dresdner Kleinwort Group Ltd., London	45	100.0
Dresdner Kleinwort Limited, London	344	100.0
Kleinwort Benson Channel Islands Holdings Ltd., St. Peter Port/Guernsey	280	100.0
Kleinwort Benson Private Bank Ltd., London	73	100.0
RCM (UK) Ltd., London	14	100.0
United States
Allianz Global Investors of America L.P., Dover/Delaware	1,436	97.5
Allianz Global Investors U.S. Retail LLC, Dover/Delaware	37	100.0
Allianz Global Risks US Insurance Company, Burbank/California	2,910	100.0
Allianz Life Insurance Company of North America, Minneapolis/Minnesota	2,636	100.0
Allianz of America Inc., Wilmington/Delaware	9,868	100.0
Allianz Underwriters Insurance Company, Burbank/California	41	100.0
Dresdner Kleinwort Securities Llc, Wilmington/Delaware	182	100.0
Fireman’s Fund Insurance Company, Novato/California	2,427	100.0
NFJ Investment Group LP, Dover/Delaware	4	100.0
Nicholas Applegate Capital Management LLC, Dover/Delaware	12	100.0
Pacific Investment Management Company LLC, Wilmington/Delaware	246	85.0
RCM Capital Management LLC, Wilmington/Delaware	15	100.0
Wm. H McGee & Co. Inc., New York/New York	2	100.0

1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100.0%.
2)	Classified as “held for sale”
3)	99.99% of the voting share capital

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Associated Enterprises1)	Equity	% owned2)
	€ mn
Phenix Alternative Holding	3,275	32.8
Allianz-dit Euro Bond Total Return Fonds	2,923	38.8
AGF Jour	2,705	12.6	3)
AGF Euribor	2,242	35.4
AGF Eurocash	1,480	7.4	3)
Natinium 2007-1	1,146	48.4
AGF SECURICASH L	755	15.7	3)
Allianz PIMCO Euro Bond Total Return	713	30.3
Deutsche Schiffsbank AG, Bremen und Hamburg	552	40.0
AGF Peh Eur. IV FCPR	306	49.2
Oddo, Paris	289	20.0
Cofitem Cofimur, Paris	230	22.1
PHRV (Paris Hotels Roissy Vaugirard), Paris	163	24.9
Bajaj Allianz Life Insurance Company Ltd., Pune	153	26.0
Koç Allianz Sigorta T.A.S., Istanbul	147	37.1
Dresdner-Cetelem Kreditbank GmbH, Munich	138	49.9
FONDO IMMOBILIARE DOMUS	133	25.5
Citylife Srl., Milano	129	26.7
Ayudhya Allianz C.P. Life Public Company Limited, Bangkok	113	25.0
Kommanditgesellschaft Allgemeine Leasing GmbH & Co, Gruenwald	104	40.5
Bajaj Allianz General Insurance Company Ltd., Pune	89	26.0
Scandferries Holding GmbH, Hamburg	60	38.1
Euro Media Télévision S.A., Bry-sur_Marne	17	21.4

1)

Associated enterprises are all those enterprises other than affiliated enterprises or joint ventures, in which the Allianz Group has an interest of between 20.0% and 50.0% regardless of whether a significant influence is exercised or not. The presented associated enterprises represent 90% of total carrying amount of investments in associated enterprises.

2)	Including shares held by dependent subsidiaries.
3)	Significant influence due to Allianz’s role in the funds’ management and its ownership share

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Other selected holdings in listed companies1)	Market value	owned2)	Group equity	Net profit	Balance sheet date
	€ mn	%	€ mn	€ mn
Banco BPI S.A., Porto	360	8.8	1,905	355	12/31/2007
Banco Popular Espanol S.A., Madrid	1,331	9.4	5,914	1,026	12/31/2006
BASF SE, Ludwigshafen	1,246	2.5	18,578	3,215	12/31/2006
Bayer AG, Leverkusen	1,737	3.6	12,851	1,683	12/31/2006
Beiersdorf AG, Hamburg	883	6.6	1,790	664	12/31/2006
Bollore Investissement S.A., Ergue-Gaberic	206	6.0	3,894	583	12/31/2006
E.ON AG, Duesseldorf	2,956	2.9	52,762	5,057	12/31/2006
ENI S.p.A., Rom	592	0.6	41,199	9,217	12/31/2006
GEA Group AG, Bochum	458	10.4	1,261	(288)	12/31/2006
Heidelberger Druckmaschinen AG, Heidelberg	243	13.4	1,202	263	03/31/2007
Industrial & Commercial Bank of China Limited, Beijing	3,138	1.9	44,378	4,642	12/31/2006
Linde AG, Munich	1,307	8.8	8,225	1,838	12/31/2006
Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich	1,422	4.9	26,429	3,440	12/31/2006
Nestlé S.A., Vevey	827	0.7	31,805	5,535	12/31/2006
Rhön Klinikum AG, Bad Neustadt/Saale	142	6.4	729	105	12/31/2006
Royal Dutch Shell plc, London	533	0.3	79,892	17,683	12/31/2006
RWE AG, Essen	2,232	4.1	14,111	3,847	12/31/2006
Sanofi-Aventis S.A., Paris	521	0.6	45,820	4,006	12/31/2006
Sequana Capital S.A., Paris	131	11.8	1,244	958	12/31/2006
SGS S.A., Geneve	336	5.3	958	267	12/31/2006
Siemens Aktiengesellschaft, Munich	1,049	1.1	29,627	3,806	09/30/2007
Total S.A., Paris	897	0.7	41,148	11,768	12/31/2006
UniCredito Italiano S.p.A., Milan	1,819	2.4	38,468	5,448	12/31/2006
Zagrebacka Banka d.d., Zagreb	624	11.7	1,026	134	12/31/2006

1)

Market value greater than or equal to €100 mn and percentage of shares owned greater than or equal to 5.0%, or market value greater than or equal to €500 mn, excluding trading portfolio of banking business.

2)	Including shares held by dependent subsidiaries (incl. consolidated investment funds).

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

Affiliated enterprises

The parent company of the Group and all consolidated subsidiaries. Subsidiaries are enterprises where the parent company can exercise a dominant influence over their corporate strategy in accordance with the control concept. This is possible, for example, where the parent company holds, directly or indirectly, a majority of the voting rights, has the power to appoint or remove a majority of the members of the Board of Management or equivalent governing body, or where there are contractual rights of control.

Aggregate policy reserves

Policies in force—especially in life, health, and personal accident insurance—give rise to potential liabilities for which funds have to be set aside. The amount required is calculated actuarially.

Allowance for loan losses

The overall volume of provisions includes allowances for credit losses—deducted from the asset side of the balance sheet—and provisions for risks associated with hedge derivatives and other contingencies, such as guarantees, loan commitments or other obligations, which are stated as liabilities.

Identified counterparty risk is covered by specific credit risk allowances. The size of each allowance is determined by the probability of the borrower’s agreed payments regarding interest and installments, with the value of underlying collateral being taken into consideration. General allowances for loan losses have been established on the basis of historical loss data.

Country risk allowances are established for transfer risks. Transfer risk is a reflection of the ability of a certain country to serve its external debt. These country risk allowances are based on an internal country rating system which incorporates economic data as well as other facts to categorize countries.

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

Business combination

A business combination is the bringing together of separate entities or businesses into one reporting entity.

Cash flow statement

Statement showing movements of cash and cash equivalents during an accounting period, classified by three types of activity:

•	operating activities

•	investing activities

•	financing activities

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

Current employer service cost

Net expense incurred in connection with a defined benefit plan less any contributions made by the beneficiary to a pension fund.

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

Contributions fixed in advance (e.g., based on salary) are paid to these institutions and the beneficiary’s right to benefits exists against the pension fund. The employer has no obligation beyond payment of the contributions and is not participating in the investment success of the contributions.

Derivative financial instruments (derivatives)

Financial contracts, the values of which move in relationship to the price of an underlying asset. Derivative financial instruments can be classified in relation to their underlying assets (e.g. interest rates, share prices, exchange rates or prices of goods). Important examples of derivative financial instruments are options, futures, forwards and swaps.

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

Options

Derivative financial instruments where the holder is entitled—but not obliged—to buy (call option) or sell (put option) the underlying asset at a predetermined price sometime in the future. The grantor (writer) of the option, on the other hand, is obliged to transfer or buy the asset and receives a premium for granting the option to the purchaser.

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

Reserves for loss and loss adjustment expenses

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

SCHEDULE I

SUMMARY OF INVESTMENTS1) 2)

As of December 31, 2007

	Amortized cost	Fair Value	Amount shown in balance sheet
	€ mn	€ mn	€ mn
Debt securities:
Government and agency mortgage-backed securities (residential and commercial)	7,628	7,546	7,546
Corporate mortgage-backed securities (residential and commercial)	6,663	6,601	6,601
Other asset-backed securities	5,384	5,326	5,326
Government Bonds:
Germany	13,117	13,057	13,057
Italy	23,537	23,519	23,510
France	13,452	13,793	13,793
United States	4,544	4,638	4,638
Spain	6,717	6,788	6,788
Belgium	5,050	4,974	4,974
All other countries	34,000	33,521	33,512
Corporate Bonds:
Public utilities	2,581	2,553	2,553
All other corporate bonds	86,014	84,374	84,346
Other	2,960	2,955	2,955

Total debt	211,647	209,645	209,599

Equity securities:

Common stocks:
Public utilities	4,963	9,549	9,549
Banks, insurance companies, funds	12,451	16,964	16,964
Industrial, miscellaneous and all other	22,485	35,666	35,666
Non-redeemable preferred stocks	156	281	281

Total equity securities	40,794	63,061	63,061
Mortgage loans on real estate	26,661	26,661	26,661
Real Estate	7,758	12,031	7,758
Policy loans	1,765	1,765	1,765
Certificates of deposit	2,756	2,756	2,756
Short-term investments	7,560	7,560	7,560

Total investments	298,941	323,479	319,160

1)	Includes all Allianz Group investments except portfolios carried at fair value through income.
2)

The total of investments on the balance sheet of €286,952 mn includes total debt, total equity securities and real estate shown above. Plus investments in associates and joint ventures of €5,471 mn and funds held by others under reinsurance contracts assumed of €1,063 mn. The other items included in the above summary of investments are recorded in loans to banks and customers.

SCHEDULE II

ALLIANZ SOCIETAS EUROPAEA

PARENT ONLY CONDENSED FINANCIAL STATEMENTS BALANCE SHEETS (IFRS BASIS)

As of December 31,	2007	2006
	€ mn	€ mn
Assets:
Investment in subsidiaries and affiliates	67,488	74,774
Other invested assets	19,236	19,387
Insurance reserves ceded	2,896	3,211
Cash funds and cash equivalents	81	72
Other assets	7,804	6,447

	97,505	103,891

Liabilities and Shareholders’ Equity:
Insurance reserves	10,404	11,654
Participation certificates and subordinated liabilities	7,306	7,336
Certificated liabilities	4,829	1,799
Other liabilities	27,213	33,452

	49,752	54,241
Shareholders’ equity	47,753	49,650

	97,505	103,891

SCHEDULE II

ALLIANZ SOCIETAS EUROPAEA

PARENT ONLY CONDENSED FINANCIAL STATEMENTS

STATEMENTS OF INCOME (IFRS BASIS)

For the years ended December 31,	2007	2006	2005
	€ mn	€ mn	€ mn
Revenues:
Net premiums earned	2,294	2,887	3,291
Investment income	1,708	475	2,704
Other income	15	20	—

	4,017	3,382	5,995
Expenses:
Insurance benefits	1,622	2,013	2,194
Acquisition costs and administrative expenses	1,202	1,392	1,249
Investment expense	1,851	1,639	1,661
Other expense	—	37	—

	4,675	5,081	5,105

Income before tax	(658)	(1,699)	891
Taxes	210	808	572

Income before equity in undistributed net income of subsidiaries	(448)	(891)	1,463
Equity in undistributed net income of subsidiaries	8,414	7,912	2,917

Net Income	7,966	7,021	4,380

SCHEDULE II

ALLIANZ SOCIETAS EUROPAEA

PARENT ONLY CONDENSED FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS (IFRS BASIS)

For the years ended December 31,	2007	2006	2005
	€ mn	€ mn	€ mn
Cash flows from operating activities:
Net income	7,966	7,021	4,380
Adjustments to reconcile net income to cash provided by operating activities:
Equity in undistributed net income of consolidated subsidiaries	(8,414)	(7,912)	(2,917)
Change in insurance reserves—net	(935)	(1,787)	(2,330)
Change in other assets	(1,357)	(1,586)	(225)
Change in other liabilities	(6,239)	2,418	5,448

Net cash (used) provided by operating activities	(8,979)	(1,846)	4,356

Cash flows from investing activities:
Change in investments in subsidiaries	(45)	(7,280)	(17,429)
Change in other invested assets	151	(3,340)	3,839

Net cash provided (used) in investing activities	106	(10,620)	(13,590)

Cash flows from financing activities:
Change in certificated liabilities, participation certificates and subordinated liabilities	2,999	595	1,224
Net proceeds from issuance of common stocks and additional paid in capital	115	98	2,159
Dividends paid	(1,642)	(811)	(674)
Other changes in shareholders’ capital	7,410	12,597	6,544

Net cash provided (used) by financing activities	8,882	12,479	9,253

Net increase (decrease) in cash	9	13	19
Cash at January 1	72	59	40

Cash at December 31	81	72	59

Note to Parent Only Condensed Financial Statements

Contingent liabilities and other financial commitments

As of December 31, 2007 the company had contingent liabilities under guarantees amounting of €8 million, matched by rights of recourse for the same amount.

•	Bonds issued in 1998 for €1.6 billion by Allianz Finance B.V., Amsterdam

•	Bonds issued in 2002 for €900 million by Allianz Finance II B.V., Amsterdam

•	Subordinated bonds issued in 2002 for €3.0 billion by Allianz Finance II B.V., Amsterdam

•	Subordinated bonds issued in 2002 for USD 500 million by Allianz Finance II B.V., Amsterdam

•	Loan taken out in 2002 for AUD 100 million by Allianz Australia Ltd., Sydney

•	Bonds issued in 2005 by Allianz Finance II B.V., Amsterdam with a repayment dependent on the development of the German share index (DAX) issue volume €450 million

•	Subordinated bonds issued in 2005 for €1.4 billion by Allianz Finance II B.V., Amsterdam

•	Subordinated bonds issued in 2006 for €800 million by Allianz Finance II B.V., Amsterdam

•	Bonds issued in 2006 for €1.5 billion by Allianz Finance II B.V., Amsterdam

•	Bonds issued in 2007 for USD 400 million by Allianz Finance II B.V., Amsterdam

In the context of the Minority buyout of AGF, Allianz SE guarantees debt obligations of Allianz Holding France amounting to €4.5 billion.

Guarantee declaration for Allianz Cornhill Insurance, Guildford in favour of Lloyds TSB amounting GBP 78 million.

Letters of credit for liabilities of Allianz Global Corporate & Specialty AG, Munich, amounting to USD 642 million.

Allianz SE is committed to making future capital payments in favor of our North American holding company, Allianz of America, Inc.,Wilmington. This will place Allianz of America Inc.,Wilmington, in a position to provide sufficient capital to Allianz Global Risks US Insurance Company, Los Angeles, so that this company can meet its payment obligations for claims received in connection with the attack on the World Trade Center. These future capital payments are limited to USD 152 million and are secured by pledges in securities.

Letters of credit for liabilities of Allianz Global Risks US Insurance Company, Los Angeles, amounting to USD 330 million.

Allianz SE provides a guarantee to Allianz Argos14 to secure the payment obligations under the derivative contract entered into with Blue Fin Ltd., a Cayman Islands exempted SPE, in the context of the issuance of a catastrophe bond.

Allianz SE provides a maximum €1 billion guarantee for the obligations of AGF Vie, Paris, under a unit linked pension insurance contract (as of December 31, 2007: €211 million utilized).

With respect to Fireman’s Fund Insurance Co., Novato, there is a conditional commitment to make capital payments which must, in particular, be made in case of future negative developments of the reserves for the year 2003 and before. They are limited to USD 1.1 billion.

A commitment to make capital payments in the amount of €27 million also exists with respect to Allianz Global Corporate & Specialty France, Paris.

For Allianz of America, Inc.,Wilmington, a guarantee declaration was made for liabilities in connection with the acquisition of PIMCO Advisors L.P. Allianz originally acquired through its subsidiary Allianz of America Inc., Wilmington, a stake of 69.5 % in PIMCO, whereby minority shareholders held the option to tender their share to Allianz of America Inc.,Wilmington. On December 31, 2007 the stake of Pacific Life in PIMCO was still 2.0%, so that the liabilities towards Pacific Life as of December 31, 2007 amounted to USD 0.3 billion.

A guarantee declaration was given to Dresdner Bank AG, Frankfurt, amounting to €50 million, for the acquisition of receivables from payments for the rights to use a name in connection with Allianz Arena.

Guarantee declarations have also been given for deferred annuity agreements signed by Allianz-RAS Seguros y Reaseguros S.A., Madrid.

Allianz SE provides guarantees in favour of Marsh, Inc. for coverage of potential liabilities for various Allianz subsidiaries.

For the US Dollar Commercial Paper Program a guarantee was given to investors by Allianz Finance Corporation, USA. At the end of the year USD 1.0 billion in commercial papers was issued as part of the program.

In the context of a Securities Lending Agreement, Allianz SE gave a payment guarantee to PIMCO funds and Abu Dhabi Investment Authority to fulfill financial obligations of Dresdner Bank AG, Frankfurt.

There is an agreement between Allianz Risk Transfer AG, Zurich, and Allianz SE regarding a target minimum capitalization in the form of a Net Worth Maintenance Agreement.

There is a conditional commitment to repay dividends received to Allianz Capital Partners GmbH, in order to ensure that company’s ability to meet warranty obligations in connection with the disposal of a shareholding.

There are also value asset liabilities of €76 million for the phased-in retirement liabilities of German group companies.

In connection with the sale of holdings in individual cases, guarantees were given covering the various bases used to determine purchase prices. These can for example relate to tax risks. In respect of the sale of Allianz of Canada, which took place in 2005, these also relate to additional elements of purchase price fixing and, secondly, to the business insured by Allianz Global Risks US Reinsurance Canada Branch.

A contingent indemnity agreement was entered with respect to securities issued by HT1 Funding GmbH in case HT1 Funding GmbH can not serve the agreed coupon of the bond partly or in total.

Allianz SE has also provided several subsidiaries and associates with either a standard indemnity guarantee or such guarantee as is required by the supervisory authorities, which cannot be quantified in figures. This includes in particular a deed of general release for Dresdner Bank in accordance with § 5 (10) of the Statute of Deposit Security Arrangement Fund.

Allianz SE guarantees the commitments of Allianz Argos 14 GmbH under a payment guarantee from November 7, 2007 which relates to a counterparty agreement and a reimbursement agreement. In addition, Allianz SE provides common warranties in the context of capital market transactions. The liability of this obligation amounts to total €41 million.

Legal obligations to assume any losses arise on account of management control agreements and/or transfer-of-profit agreements with the following companies:

•	ACM-Compagnie Mercur AG

•	Allianz Alternative Assets Holding GmbH

•	Allianz Autowelt GmbH

•	Allianz Deutschland AG

•	Allianz Finanzbeteiligungs GmbH

•	Allianz Global Corporate & Specialty AG

•	Allianz Immobilien GmbH (agreement cancelled as of December 31, 2007)

•	Allianz ProzessFinanz GmbH (agreement cancelled as of December 31, 2007)

•	AZ-Arges Vermögensverwaltungsgesellschaft mbH

•	AZ-Argos 3 Vermögensverwaltungsgesellschaft mbH

•	AZ-Argos 10 Vermögensverwaltungsgesellschaft mbH

•	IDS GmbH-Analysis and Reporting Services

•	META Finanz-Informationssysteme GmbH

Control and transfer-of-profit agreements were concluded by Allianz SE with Allianz Investment Management SE on October 8, 2007 and with Allianz Argos 14 GmbH on October 31, 2007. These agreements require the consent of the General Meeting of Allianz SE to be granted in the General Meeting on May 21, 2008 and registration in the Commercial Register to become effective. The control and transfer-of-profit agreement with Allianz Investment Management SE shall apply as from July 1, 2007, the agreement with Allianz Argos 14 GmbH as from November 1, 2007, provided that the control under the agreements applies only as from registration in the respective Commercial Register.

There are financial commitments in connection with the promise of compensation to holders of rights under stock option programs of Assurances Générales de France.

Financial liabilities of €223 million arose in 2007 from advertising agreements.

Potential liabilities amounting to €30 million were outstanding at the balance sheet date for calls on equity stocks not fully paid up with respect to affiliated enterprises.

In the course of the sale of an real estate portfolio comprising objects from different Allianz Group entities, Allianz SE agreed to provide under certain cirmumstances guarantees to the buyer for the purchase price of the objects in an amount of up to €1.6 billion.

Security deposits for leasing contracts amount to €0.2 million financial commitments.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION1)

	Deferred policy acquisition Costs GROSS	Future policy benefits, losses, claims and loss expense GROSS	Unearned premiums GROSS	Other policy claims and benefits payable GROSS	Premium revenue (earned) NET
	€ mn	€ mn	€ mn	€ mn	€ mn
As of and for the year ended December 31, 2007:
Life/Health	14,130	263,621	1,858	26,291	20,809
Property-Casualty	4,059	64,399	13,163	1,519	38,553

Total	18,189	328,020	15,021	27,810	59,362

As of and for the year ended December 31, 2006:
Life/Health	13,779	256,051	1,874	28,791	20,574
Property-Casualty	4,127	65,813	12,994	1,807	37,950

Total	17,906	321,864	14,868	30,598	58,524

As of and for the year ended December 31, 2005:
Life/Health	12,959	248,997	1,580	26,579	19,997
Property-Casualty	3,899	67,120	12,945	2,300	37,685

Total	16,858	316,117	14,525	28,879	57,682

1)	After eliminating intra-Allianz Group transactions between segments.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION1)

	Investment income NET	Benefits claims, losses and settlement expenses NET	Amortization of deferred policy acquisition costs NET	Other operating expenses NET	Premiums written NET
	€ mn	€ mn	€ mn	€ mn	€ mn
As of and for the year ended December 31, 2007:
Life/Health	14,675	27,905	1,555	3,033	20,885
Property-Casualty	5,364	25,824	4,042	6,574	38,969

Total	20,040	53,729	5,597	9,607	59,854

As of and for the year ended December 31, 2006:
Life/Health	15,121	28,150	1,627	2,810	20,799
Property-Casualty	5,592	25,097	3,838	6,752	38,259

Total	20,713	53,247	5,465	9,562	59,058

As of and for the year ended December 31, 2005:
Life/Health	14,295	27,882	1,285	2,688	20,167
Property-Casualty	4,801	26,038	2,683	7,533	38,170

Total	19,096	53,920	3,968	10,221	58,337

1)	After eliminating intra-Allianz Group transactions between segments.

SCHEDULE IV

SUPPLEMENTARY REINSURANCE INFORMATION3)

	Direct gross amount	Ceded to other companies	Assumed from other companies	Net amount	Amount assumed to net
	€ mn	€ mn	€ mn	€ mn
2007:
Life insurance in force	706,754	53,169	20,496	674,081	3.04%

Premiums earned:
Life/Health insurance1)	21,164	(638)	283	20,809	1.36%
Property-Casualty insurance, including title insurance2)	41,174	(5,316)	2,695	38,553	6.99%

Total premiums	62,338	(5,954)	2,978	59,362	5.02%

2006:
Life insurance in force	699,975	83,752	20,056	636,279	3.15%

Premiums earned:
Life/Health insurance1)	21,027	(816)	363	20,574	1.76%
Property-Casualty insurance, including title insurance2)	40,616	(5,529)	2,863	37,950	7.54%

Total premiums	61,643	(6,345)	3,226	58,524	5.51%

2005:
Life insurance in force	702,597	66,062	23,081	659,616	3.50%

Premiums earned:
Life/Health insurance1)	20,546	(929)	380	19,997	1.90%
Property-Casualty insurance, including title insurance2)	40,169	(5,390)	2,906	37,685	7.71%

Total premiums	60,715	(6,319)	3,286	57,682	5.70%

1)	Life/Health have been combined for this schedule.
2)	Title insurance has been combined with Property-Casualty insurance.
3)	After eliminating intra-Allianz Group transactions between segments.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Allianz SE

/s/ MICHAEL DIEKMANN
Name: Michael Diekmann
Title: Chief Executive Officer

/s/ DR. HELMUT PERLET
Name: Dr. Helmut Perlet
Title: Chief Financial Officer

Date: March 19, 2008