Form 20-F
period 2008-12-31
ALLIANZ SE
filed 2009-04-01
CIK 1127508

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year-ended December 31, 2008

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

Koeniginstrasse 28, 80802 Munich, Germany

(Address of principal executive offices)

Burkhard Keese

ALLIANZ SE

Königinstrasse 28, 80802 Munich, Germany

Telephone: +49 89 3800-16596

Facsimile: +49 89 3800-16598

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares (without par value)*	The New York Stock Exchange, Inc.
8.375% Undated Subordinated Callable Bonds	The New York Stock Exchange, Inc.
*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at December 31, 2008:

Ordinary shares, without par value	453,050,000 shares

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

Unless otherwise indicated, when we use the term “consolidated financial statements,” we are referring to the consolidated financial statements (including the related notes) of Allianz SE as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, which have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft. The consolidated financial statements of the Allianz Group have been prepared in conformity with International Financial Reporting Standards (IFRS), as adopted under European Union (EU) regulations in accordance with section 315a of the German Commercial Code (HGB). The consolidated financial statements of the Allianz Group have also been prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB). The Allianz Group’s application of IFRSs results in no differences between IFRS as adopted by the EU and IFRS as issued by the IASB. The amounts set forth in some of the tables may not add up to the total amounts given in those tables due to rounding.

References herein to “$”, “U.S.$” and “U.S. Dollar” are to United States Dollars and references to “€” and “Euro” are to the Euro, the single currency established for participants in the third stage of the European Economic and Monetary Union (or EMU), commencing January 1, 1999. We refer to the countries participating in the third stage of the EMU as the “Euro zone.”

For convenience only (except where noted otherwise), some of the Euro figures have been translated into U.S. Dollars at the rate of $1.3566 = €1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on March 20, 2009. These translations do not mean that the Euro amounts actually represent those U.S. Dollar amounts or could be converted into U.S. Dollars at those rates. Refer to “Key Information—Exchange Rate Information” for information concerning the noon buying rates for the Euro from January 1, 2004 through March 20, 2009.

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

Unless otherwise indicated, we have obtained data regarding the relative size of various national insurance markets from annual reports prepared by SIGMA, an independent organization that publishes market research data on the insurance industry. In addition, unless otherwise indicated, insurance market share data are based on gross premiums written and statutory premiums for our Property-Casualty and Life/Health segments, respectively. Data on position and market share within particular countries are based on various third-party and/or internal sources as indicated herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These include statements under “Information on the Company,” “Operating and Financial Review and Prospects,” “Quantitative and Qualitative Disclosures About Market Risk” and elsewhere in this annual report relating to, among other things, our future financial performance, plans and expectations regarding developments in our business, growth and profitability, and general industry and business conditions applicable to the Allianz Group. These forward-looking statements can generally be identified by terminology such as “may,” “will,” “should,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or other similar terminology. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements or those of our industry to be materially different from or worse than those expressed or implied by these forward-looking statements. These factors include, without limitation:

•	general economic conditions, including in particular economic conditions in our core business areas and core markets;

•	function and performance of global financial markets, including emerging markets and events related to market volatility, liquidity and credit;

•	frequency and severity of insured loss events, including from natural catastrophes, terror attacks, environmental and asbestos claims and the development of loss expenses;

•	mortality and morbidity levels and trends;

•	persistency levels;

•	interest rate levels;

•	currency exchange rate developments, including the Euro/U.S. Dollar exchange rate;

•	levels of additional loan loss provisions;

•	further impairments of investments;

•	general competitive factors, in each case on a local, regional, national and global level;

•	changes in laws and regulations, including in the United States and in the European Union;

•	changes in the policies of central banks and/or foreign governments;

•	the impact of acquisitions, including related integration and restructuring issues; and

•	terror attacks, events of war, and their respective consequences.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

Selected Consolidated Financial Data

We present below our selected financial data as of and for each of the years in the five-year period ended December 31, 2008. We derived the selected financial data for each of the years in the five-year period ended December 31, 2008 from our audited annual consolidated financial statements, including the notes to those financial statements. All the data should be read in conjunction with our consolidated financial statements and the notes thereto. We prepare our annual audited consolidated financial statements in accordance with IFRS.

On August 31, 2008 Allianz SE (“Allianz”) and Commerzbank AG (“Commerzbank”) agreed on the sale of almost all of Dresdner Bank AG (“Dresdner Bank”) to Commerzbank. Following the announcement, Dresdner Bank qualified as held-for-sale and discontinued operations. Therefore, results from these operations have been eliminated from our results of Banking operations and are now presented in a separate line item “net income from discontinued operations, net of income taxes and minority interests in earnings”. In addition to our continuing banking business, our Banking operations also reflect the results from those parts of Dresdner Bank that were not sold to Commerzbank: Oldenburgische Landesbank (OLB) and the banking clients that were introduced through our tied agent’s channel. Furthermore, all assets and liabilities that are part of the disposal group have been reclassified and presented in separate line items “Non-current assets and assets from disposal groups classified as held-for-sale” and “Liabilities of disposal groups classified as held-for-sale”, respectively, on the face of the consolidated balance sheet as of December 31, 2008. Certain prior period amounts have been reclassified to conform to the current period presentation. For further information please refer to Note 3 to our consolidated financial statements.

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

As of or For the Years ended December 31,			2008	2008	Change from previous year		2007		2006		2005		2004
			$(1)	€	%		€		€		€		€
			(in millions, except per share data)
Income Statement
Total revenues(2)
Property-Casualty	€	mn	58,859	43,387	(2.0)		44,289		43,674		43,699		42,942
Life/Health	€	mn	61,881	45,615	(7.6)		49,367		47,421		48,272		45,233
Banking	€	mn	738	544	(12.5)		622		604		6,318	(3)	6,576	(3)
Asset Management	€	mn	3,917	2,887	(11.4)		3,259		3,044		2,722		2,245
Consolidation	€	mn	156	115	not meaningful		144		130		(44	)(3)	(47	)(3)

Total Group	€	mn	125,551	92,548	(5.3)		97,681		94,873		100,967	(3)	96,949	(3)
Operating profit(4)
Property-Casualty	€	mn	7,663	5,649	(10.3)		6,299		6,269		5,142		4,825
Life/Health	€	mn	1,636	1,206	(59.7)		2,995		2,565		2,094		1,788
Banking	€	mn	(42)	(31)	not meaningful		32		63		704	(3)	447	(3)
Asset Management	€	mn	1,256	926	(31.9)		1,359		1,290		1,132		839
Corporate	€	mn	(255)	(188)	42.2		(325)		(831)		(881)		(870)
Income (loss) from continuing operations before income taxes and minority interests in earnings	€	mn	7,425	5,473	(48.2)		10,563		9,563		7,829	(3)	5,044	(3)
Net income (loss) from continuing operations(5)	€	mn	5,382	3,967	(45.8)		7,316		6,640		—		—
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings(5)	€	mn	(8,697)	(6,411)	not meaningful		650		381		—		—
Net income (loss)(6)	€	mn	(3,315)	(2,444)	not meaningful		7,966		7,021		4,380		2,266
Balance Sheet
Investments	€	mn	352,915	260,147	(9.3)		286,952		298,134		285,015		254,085
Loans and advances to banks and customers	€	mn	156,898	115,655	(70.8)		396,702		423,765		359,610		406,218
Total assets	€	mn	1,296,334	955,576	(9.9)		1,061,149		1,110,081		1,054,656		1,058,612
Liabilities to banks and customers	€	mn	25,031	18,451	(94.5)		336,494		376,565		333,118		377,480
Reserves for loss and loss adjustment expenses	€	mn	86,719	63,924	0.3		63,706		65,464		67,005		62,331
Reserves for insurance and investment contracts	€	mn	402,309	296,557	1.5		292,244		287,032		277,647		251,497
Shareholders’ equity	€	mn	45,696	33,684	(29.5)		47,753		49,650		38,656		29,995
Minority interests	€	mn	4,835	3,564	(1.8)		3,628		7,180		8,386		7,696
Returns
Return on equity after income taxes(7)%			9.7	9.7 (8)	(5.3	) pts	15.0	(8)	15.0	(8)	12.9		7.8
Return on equity after income taxes and before goodwill amortization(7)%			9.7	9.7 (8)	6.7	pts	15.0	(8)	15.0	(8)	12.9		11.6
Share Information
Basic earnings per share(6)			€(7.37)	(5.43)	not meaningful		18.00		17.09		11.24		6.19
Diluted earnings per share(6)			€(7.42)	(5.47)	not meaningful		17.71		16.78		11.14		6.16
Weighted average number of shares outstanding
Basic		mn	450.2	450.2	1.7		442.5		410.9		389.8		365.9
Diluted		mn	456.0	456.0	1.4		449.6		418.3		393.3		368.1
Shareholders’ equity per share			€102	75	(30.6)		108		121		99		82
Dividend per share			€4.75	3.50 (9)	(36.4)		5.50		3.80		2.00		1.75
Total dividend	€	mn	2,152	1,586 (9)	(35.9)		2,476		1,642		811		674
Share price as of December 31			€101.75	75.00	(49.3)		147.95		154.76		127.94		97.60
Market capitalization as of December 31(10)	€	mn	46,096	33,979	(49.0)		66,600		66,880		51,949		35,936	(11)
Other data
Employees			182,865	182,865	0.9		181,207		166,505		177,625		176,501
Third-party assets under management as of December 31	€	mn	954,338	703,478	(8.0)		764,621		763,855		742,937		584,624

(1)

Amounts given in Euros have been translated for convenience only into U.S. Dollars at the rate of $1.3566 = €1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on March 20, 2009.

(2)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues. Please refer to “Operating and Financial Review and Prospects—Introduction” for a reconciliation of total revenues to premiums written for the Allianz Group.

(3)	Figures for the years ended December 31, 2005 and 2004 do not reflect changes in the presentation relating to the discontinued operations of Dresdner Bank.
(4)

The Allianz Group uses operating profit to evaluate the performance of its business segments. For further information on operating profit, as well as the particular reconciling items between operating profit and net income, refer to Note 6 to our consolidated financial statements.

(5)

Following the announcement of the sale on August 31, 2008, Dresdner Bank qualified as held-for-sale and discontinued operations. Therefore, all revenue and profit figures presented for our continuing business do not include the parts of Dresdner Bank that we sold to Commerzbank on January 12, 2009. Starting as of 2006 the results from these operations are presented in a separate net income line “net income from discontinued operations, net of income taxes and minority interests in earnings”.

(6)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
(7)	Based on average shareholders’ equity. Average shareholders’ equity has been calculated based upon the average of the current and preceding year’s shareholders’ equity.
(8)	Based on net income from continuing operations.
(9)	Subject to final approval at Annual General Meeting.
(10)	Source: Thomson Reuters Datastream.
(11)	Excluding treasury shares.

Dividends

The following table sets forth the annual dividends declared in 2008 and paid in prior years per ordinary share and American Depositary Share (or “ADS”) equivalent for 2004 through 2008. The table does not reflect the related tax credits available to German taxpayers. Refer to “Additional Information—German Taxation—Taxation of Dividends.”

	Dividend per ordinary share		Dividend paid per ADS equivalent
	€	$	€	$
2004	1.75	2.27	0.175	0.227
2005	2.00	2.43	0.200	0.243
2006	3.80	5.13	0.380	0.513
2007	5.50	8.45	0.550	0.845
2008(1)(2)	3.50	4.75	0.350	0.475

(1)

Dividend amounts given in Euros have been translated for convenience only into U.S. Dollars at the rate of $1.3566 = €1.00, the noon buying rate in New York for cable transfers in Euros certified by the Federal Reserve Bank of New York for customs purposes on March 20, 2009. Refer to “Presentation of Financial and Other Information.”

(2)	Subject to final approval at the Annual General Meeting.

The ability to pay future dividends will depend upon our future earnings, financial condition (including our cash needs), prospects and other factors. You should not assume that any dividends will actually be paid or make any assumptions about the amount of dividends which will be paid in any given year. Refer to “Financial Information—Dividend Policy.”

Exchange Rate Information

The table below sets forth, for the periods indicated, information concerning the noon buying rates for the Euro expressed in U.S. Dollars per €1.00. No representation is made that the Euro or U.S. Dollar amounts referred to herein could be or could have been converted into U.S. Dollars or Euros, as the case may be, at any particular rate or at all.

	High	Low	Period average(1)	Period end
	($ per €1.00)
2004	1.3625	1.1801	1.2478	1.3538
2005	1.3476	1.1667	1.2400	1.1842
2006	1.3327	1.1860	1.2661	1.3197
2007	1.4862	1.2904	1.3797	1.4603
2008	1.6010	1.2446	1.4695	1.3919
September	1.4737	1.3939	1.4302	1.4081
October	1.4058	1.2446	1.3370	1.2682
November	1.3039	1.2525	1.2706	1.2694
December	1.4358	1.2634	1.3276	1.3919
2009
January	1.3718	1.2804	1.3190	1.2804
February	1.3064	1.2547	1.2735	1.2662
March (until March 20, 2009)	1.3730	1.2549	1.2880	1.3566

(1)

Computed using the average of the noon buying rates for Euros on the last business day of each month during the relevant annual period or on the first and last business days of each month during the relevant monthly period. Noon buying rates are as published on a weekly basis by the Federal Reserve Bank of New York. On January 1, 2009, the Federal Reserve Bank discontinued daily publication of noon buying rates.

On March 20, 2009, the noon buying rate for the Euro was $1.3566.

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

Risks arising from the financial markets

The share price of Allianz SE has been and may continue to be volatile.

The share price of Allianz SE has been volatile in the past, in particular over the last year. The share price and trading volume of our common stock may continue to be subject to significant fluctuations due in part to the high volatility in the securities markets generally, and in financial institutions’ shares in particular, as well as developments which impact our financial results. Factors other than our financial results that may affect our share price include but are not limited to: market expectations of the performance and capital adequacy of financial institutions generally; investor perception of and the actual performance of other financial institutions; investor perception of the success and impact of our strategy; a downgrade or rumored downgrade of our credit ratings; potential litigation or regulatory action involving the Allianz Group or any of the industries we have exposure to through our insurance, banking and asset management activities; announcements concerning the bankruptcy or other similar reorganization proceedings involving, or any investigations into the accounting practices of, other insurance or reinsurance companies, banks or asset management companies; and general market volatility and liquidity conditions.

Allianz Group’s financial condition, liquidity needs, access to capital and cost of capital may be significantly affected by adverse developments in the capital and credit markets.

The capital and credit markets have been experiencing extreme volatility and disruption for more than eighteen months. In the second half of 2008, the volatility and disruption reached unprecedented levels. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers. The ability of Allianz Group to meet its financing needs in this environment depends on the availability of funds in the international capital markets. The financing of Allianz Group’s activities includes, among other means, funding through commercial paper facilities and medium- and long-term debt issuances. A sustained break-down of such markets could have a materially adverse impact on the availability and cost of funding as well as on the refinancing structure of Allianz Group. The availability of financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects if we incur large investment losses or if the level of our business activity decreased due to a market downturn. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. Our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

In addition, the ability of Allianz Group to meet its financial needs also depends on the availability of funds across the Group (e.g., in the form of intra-Group loans or an international cash pooling infrastructure). A worldwide persistent collapse of financial markets and downturn affecting many of the Group’s operating entities, however, may reduce the Group’s flexibility in internally transferring funds.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business, most significantly our insurance operations. Such market conditions may limit our ability to: replace, in a timely manner, maturing liabilities; satisfy regulatory capital requirements; generate fee income and market-related revenue to meet liquidity needs; and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue shorter duration securities than we prefer, or bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility. Our results of operations, financial condition and regulatory capital position could be materially adversely affected by disruptions in the financial markets.

Furthermore, a limited amount of Allianz Group’s funds is invested in private equity or other alternative assets classes. The value of these investments may be impacted by the current turbulence in the financial markets. Therefore, it may be difficult to renew the debt structure of leveraged investments.

The Allianz Group has been and may continue to be adversely affected by ongoing turbulence and volatility in the world’s financial markets and the economy generally, and we do not expect these conditions to improve in the near future.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in Germany and elsewhere around the world. The stress experienced in the global capital markets that started in the second half of 2007 continued and substantially increased throughout 2008 and continues in 2009. The crisis in the mortgage market in the United States, triggered by a serious deterioration of credit quality, led to a revaluation of credit risks. These conditions have resulted in greater volatility, widening of credit spreads and overall shortage of liquidity and tightening of financial markets throughout the world. In addition, the prices for many types of asset-backed securities (ABS) and other structured products have significantly deteriorated. Some of those markets are not working any longer or have ceased to exist entirely. These concerns have since expanded to include a broad range of fixed-income securities, including those rated investment grade, the international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes and sectors. As a result, the market for fixed-income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. Securities that are less liquid are more difficult to value and may be hard to dispose of. International equity markets have also been experiencing heightened volatility and turmoil, with issuers, including ourselves, that have exposure to the real estate, mortgage and credit markets particularly affected. These events and the continuing market upheavals have had and may continue to have an adverse effect on us, in part, because our large investment portfolio and our former banking subsidiary, Dresdner Bank, had exposure to U.S. mortgage-related structured investment products, including subprime, midprime and prime residential mortgage-backed securities (RMBS), collateralized debt obligations (CDOs), monoline insurer guarantees, structured investment vehicles (SIVs) and other investments. As a result, we recorded significant negative revaluations in 2007 and 2008 on the investment portfolio of Dresdner Bank, and in connection with our sale of Dresdner Bank to Commerzbank, we have retained exposure to certain of these types of assets, including Dresdner Bank-related CDOs with a face value of €2 billion, which we acquired for approximately €1.1 billion. Accordingly, there can be no assurance that we will not incur further impairments of these assets. For details regarding the impact of the financial market crisis on the Allianz Group’s 2008 results and its ongoing exposure, please refer to “Operating and Financial Review and Prospects—Executive Summary—Impact of the financial markets turbulence.”

In addition, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the United States and other regions have contributed to increased volatility and diminished expectations for the economy in general and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated a substantial economic slowdown and fears of a potential global recession. Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, ultimately, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our financial and insurance products could be adversely affected. In addition, we may experience an elevated incidence of claims and lapses or surrenders of policies. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. Moreover, we are a significant writer of unit-linked and other investment-oriented products, for which sales have decreased due to customer concerns regarding their exposure to the financial markets. Adverse changes in the economy could affect our earnings negatively and could have a material adverse effect on our business, results of operations, financial condition and shareholders’ equity.

Interest rate volatility may adversely affect Allianz Group’s results of operations.

Changes in prevailing interest rates (including changes in the difference between the levels of prevailing short- and long-term rates) may adversely affect Allianz Group’s insurance, asset management, banking and corporate results.

Over the past several years and in particular during the recent global credit crisis, movements in both short- and long-term interest rates have affected the level and timing of recognition of gains and losses on securities held in Allianz Group’s various investment portfolios. An increase in interest rates could substantially decrease the value of Allianz Group’s fixed-income portfolio, and any unexpected change in interest rates could materially adversely affect Allianz Group’s bond and interest rate derivative positions. Results of Allianz Group’s asset management business may also be affected by movements in interest rates, as management fees are generally based on the value of assets under management, which fluctuate with changes in the level of interest rates.

The short-term impact of interest rate fluctuations on Allianz Group’s life/health insurance business may be reduced in part by products designed to partly or entirely transfer Allianz Group’s exposure to interest rate movements to the policyholder. While product design reduces Allianz Group’s exposure to interest rate volatility, changes in interest rates will impact this business to the extent they result in changes to current interest income, impact the value of Allianz Group’s fixed-income portfolio, and affect the levels of new product sales or surrenders of business in force. In addition, reductions in the investment income below the rates prevailing at the issue date of the policy, or below the regulatory minimum required rates in countries such as Germany and Switzerland, would reduce or eliminate the profit margins on the life/health insurance business written by Allianz Group’s life/health subsidiaries to the extent the maturity composition of the assets does not match the maturity composition of the insurance obligations they are backing.

We are exposed to significant market risks that could impair the value of Allianz Group’s portfolio and adversely impact Allianz Group’s financial position and results of operations.

Allianz Group holds a significant equity portfolio, which represented approximately 9.1% of Allianz Group’s financial assets at December 31, 2008, excluding financial assets and liabilities carried at fair value through income. Volatility in equity markets, which have reached unprecedented levels in recent months, affect the market value and liquidity of these holdings. Allianz Group also has real estate holdings in its investment portfolio, the value of which is likewise exposed to changes in real estate market prices and volatility.

Most of Allianz Group’s financial assets and liabilities are recorded at fair value, including trading assets and liabilities, financial assets and liabilities designated at fair value through income, and securities available-for-sale. Changes in the value of securities held for trading purposes and financial assets designated at fair value through income are recorded through Allianz Group’s consolidated income statement. Changes in the market value of securities available-for-sale are recorded directly in Allianz Group’s consolidated shareholders’ equity. Available-for-sale equity and fixed-income securities, as well as securities classified as held-to-maturity, are reviewed regularly for impairment, with write-downs to fair value charged to income if there is objective evidence that the cost may not be recovered. Refer to “Operating and Financial Review—Critical Accounting Policies and Estimates” and Note 2 to the consolidated financial statements for further information concerning Allianz Group’s significant accounting and valuation policies. As a result of the world financial crisis, which has been characterized by significant declines of market prices of securities and other financial assets, we have recorded substantial impairments, which have adversely affected our results of operations, shareholders’ equity and financial position. We also hold interests in a number of financial institutions as part of our portfolio, which have been particularly exposed to the uncertain current market conditions affecting the financial services sector generally. Until the global economic environment improves, there can be no assurance that we will not continue to incur similar significant impairments on the value of the securities and other financial assets that we hold.

We have significant counterparty risk exposure, which could adversely affect Allianz Group.

We are subject to a variety of counterparty risks, including:

General Credit Risks. Third-parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers whose securities we hold, borrowers under loans made, customers, trading counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. As a result, defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons, or even rumors about potential defaults by one or more of these parties or regarding the financial services industry generally, could lead to losses or defaults by us or by other institutions. In addition, with respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure. We also have exposure to a number of financial institutions in the form of unsecured debt instruments, derivative transactions and equity investments. There is no assurance that losses on, or impairments to the carrying value of, these assets would not materially and adversely affect our business or results of operations.

Reinsurers. We transfer our exposure to certain risks in our property-casualty and life/health insurance business to others through reinsurance arrangements. Under these arrangements, other insurers assume a portion of Allianz Group’s losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly from time to time. Any decrease in the amount of Allianz Group’s reinsurance will increase its risk of loss. When we obtain reinsurance, we are still liable for those transferred risks if the reinsurer cannot meet its obligations. Accordingly, we bear credit risk with respect to our reinsurers. Therefore, the inability or unwillingness of Allianz Group’s reinsurers to meet their financial obligations, or the insolvency of Allianz Group reinsurers, could materially affect Allianz Group’s results of operations. Although Allianz Group conducts periodic reviews of the financial statements and reputations of its reinsurers, including, and as appropriate, requiring letters of credit, deposits or other financial collaterals to further minimize its exposure to credit risk, reinsurers may become financially unsound by the time they are called upon to pay amounts due.

Changes in value relative to the Euro of non-Euro zone currencies in which we generate revenues and incur expenses could adversely affect our reported earnings and cash flow.

We prepare our consolidated financial statements in Euro. However, a significant portion of the revenues and expenses from our subsidiaries outside the Euro zone, including in the United States, Switzerland and the United Kingdom, originates in currencies other than the Euro. We expect this trend to continue as we expand our business into growing non-Euro zone markets. For the year ended December 31, 2008, approximately 38.6% of our gross premiums written in our property-casualty segment and 26.8% of our statutory premiums in our life/health segment originated in currencies other than the Euro. Furthermore, as of December 31, 2008, 59.0% of the third-party assets under management in the Asset Management segment are in the United States.

As a result, although our non-Euro zone subsidiaries generally record their revenues and expenses in the same currency, changes in the exchange rates used to translate foreign currencies into Euro may adversely affect our results of operations.

Risks arising from the nature of our business

Loss reserves for Allianz Group’s property-casualty insurance and reinsurance policies are based on estimates as to future claims liabilities. Adverse developments relating to claims could lead to further reserve additions and materially adversely impact Allianz Group’s results of operations.

In accordance with industry practice and accounting and regulatory requirements, Allianz Group establishes reserves for losses and loss adjustment expenses related to its property-casualty insurance and reinsurance businesses, including property-casualty business in run-off. Reserves are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. Such estimates are made both on a case-by-case basis, based on the facts and circumstances available at the time the reserves are established, as well as in respect of losses that have been incurred but not reported (IBNR) to the Allianz Group. These reserves represent the estimated ultimate cost necessary to bring all pending reported and IBNR claims to final settlement.

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

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. Allianz

Group also conducts reviews of various lines of business to consider the adequacy of reserve levels. Based on current information available to us and on the basis of Allianz Group’s internal procedures, Allianz Group’s management considers that Allianz Group’s reserves are adequate at December 31, 2008. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on Allianz Group’s results of operations.

Actuarial experience and other factors could differ from that assumed in the calculation of life/health actuarial reserves and pension liabilities.

The assumptions Allianz Group makes in assessing its life/health insurance reserves may differ from what we experience in the future. Allianz Group derives its life/health insurance reserves using “best estimate” actuarial practices and assumptions. These assumptions include the assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed-income and other categories, policyholder bonus rates (some of which are guaranteed), mortality and morbidity rates, policyholder lapses and future expense levels. Allianz Group monitors its actual experience of these assumptions and to the extent that it considers that this experience will continue in the longer term it refines its long-term assumptions. Similarly, estimates of Allianz Group’s own pension obligations necessarily depend on assumptions concerning future actuarial, demographic, macroeconomic and financial markets developments. Changes in any such assumptions may lead to changes in the estimates of life/health insurance reserves or pension obligations.

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

In the United States, in particular in our variable and fixed-indexed annuity products, and to a lesser extent in Europe and Asia we have a portfolio of contracts with guaranteed investment returns tied to equity markets. We enter into derivative contracts as a means of mitigating the risk of investment returns underperforming guaranteed returns. However, there can be no assurance that the hedging arrangements will satisfy the returns guaranteed to policyholders, which could in turn have a material adverse effect on Allianz Group’s results of operations. For example, in 2008, our US variable annuity business experienced a negative impact of higher guarantee reserves, net of hedging and DAC amortization, of approximately USD -238mn.

If our asset management business underperforms, it may experience a decline in assets under management and related fee income.

While the assets under management in our asset management segment include a significant amount of funds related to our insurance operations, third-party assets under management represent the majority. Results of our asset management activities are affected by share prices, share valuation, interest rates and market volatility. In addition, third-party funds are subject to withdrawal in the event our investment performance is not competitive with other asset management firms. Accordingly, fee income from the asset management business might decline if the level of our third-party assets under management were to decline due to investment performance or otherwise.

Risks arising from the environment and the geopolitical situation

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

After September 11, 2001, several terror insurance pools have been set up and reinsurers generally either put terrorism exclusions into their policies or drastically increased the price for such coverage. Although we have attempted to exclude terrorist coverage from policies we write, this has not been possible in all cases, including as a result of legislative developments such as the Terrorism Risk Insurance Act in the United States. Furthermore, even if terrorism exclusions are permitted in our primary insurance policies, we may still have liability for fires and other consequential damage claims that follow an act of terrorism itself. As a result we may have liability under primary insurance policies for acts of terrorism and may not be able to recover a portion or any of our losses from our reinsurers.

At this time, we cannot assess the future effects of terrorist attacks, potential ensuing military and other responsive actions, and the possibility of further terrorist attacks, on our businesses. Such matters have significantly adversely affected general economic, market and political conditions, increasing many of the risks in our businesses noted in the previous risk factors. This may have a material negative effect on our businesses and results of operations over time, in particular the value of our investments may be negatively affected by any market downturn after a terrorist attack.

Risks arising from legal and regulatory conditions

Changes in existing, or new, government laws and regulations, or enforcement initiatives in respect thereof, in the countries in which we operate may materially impact us and could adversely affect our business.

Our insurance, asset management and banking businesses are subject to detailed, comprehensive laws and regulations as well as supervision in all the countries in which we do business. Changes in existing laws and regulations may affect the way in which we conduct our business and the products we may offer. Changes in regulations relating to pensions and employment, social security, financial services including reinsurance business, taxation, securities products and transactions may materially adversely affect our insurance, asset management and banking businesses by restructuring our activities, imposing increased costs or otherwise.

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

Furthermore, in reaction to the crisis in the global financial markets, many countries’ governments and regulators have introduced various rescue schemes for the financial sector. As described further under “Item 4. Regulation and Supervision—Measures to Stabilize Financial Markets”, the impact of certain of these schemes may negatively affect the value of the securities of companies participating in these programs and thus have an adverse affect on Allianz as a holder of certain of these securities in its investment portfolio.

Effective January 2005, reinsurance companies in Germany such as Allianz SE are subject to specific legal requirements regarding the assets covering their technical reserves. These assets are required to be appropriately diversified to prevent a reinsurer from relying excessively on any particular asset. The introduction of these requirements had anticipated the implementation of EU Reinsurance Directive (2005/68/EC) which was adopted in November 2005. All of the directive’s provisions were implemented in Germany effective June 2, 2007. Although Allianz SE currently meets the requirements, there can be no assurances as to the impact on Allianz SE of any future amendments to or changes in the interpretation of the laws and regulations regarding assets covering technical reserves of reinsurance companies, which could require Allianz SE to change the composition of its asset portfolio covering its technical reserves or take other appropriate measures.

In addition, discussions on a new solvency regime for insurance companies in the EU (Solvency II) are ongoing. As those discussions are not yet finalized, its potential future impact for capital requirements can not currently be assessed. For more information, refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Outlook”.

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

Other risks

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

Business and market conditions may impact the amount of goodwill Allianz Group carries in its consolidated financial statements. As of December 31, 2008, Allianz Group has recorded goodwill in an aggregate amount of €11,221 million, of which €6,325 million relates to its asset management business, €4,554 million relates to its insurance business, €199 million relates to its banking business, and €143 million relates to its corporate segment.

As the value of certain parts of Allianz Group’s businesses, including in particular Allianz Group’s asset management business, are significantly impacted by such factors as the state of financial markets and ongoing operating performance, significant declines in financial markets or operating performance could also result in impairment of other goodwill carried by us and result in significant write-downs, which could be material. No impairments were recorded for goodwill in 2008.

The assumptions Allianz Group made with respect to recoverability of deferred policy acquisition costs (DAC) are also affected by such factors as operating performance and market conditions. DAC is incurred in connection with the production of new and renewal insurance business and is deferred and amortized generally in proportion to profits or to premium income expected to be generated over the life of the underlying policies, depending on the classification of the product. If the assumptions on which expected profits are based prove to be incorrect, it may be necessary to accelerate amortization of DAC, even to the extent of writing down DAC through impairments, which could materially adversely affect results of operations. No material impairments were recorded for DAC in 2008.

As of December 31, 2008, Allianz Group had a total of €3,996 million in net deferred tax assets and €3,833 million in net deferred tax liabilities. The calculation of the respective tax assets and liabilities is based on current tax laws and IFRS and depends on the performance of the Allianz Group as a whole and certain business units in particular. At December 31, 2008, €1,863 million of deferred tax assets depended on the ability to use existing tax-loss carry forwards.

Changes in German or other tax legislation or regulations or an operating performance below currently anticipated levels or any circumstances which result in an expiration of tax losses may lead to a significant impairment of deferred tax assets, in which case Allianz Group could be obligated to write-off certain tax assets. Tax assets may also need to be written- down if certain assumptions of profitability prove to be incorrect, as losses incurred for longer than expected will make the usability of tax assets more unlikely. Any such development may have a material adverse impact on Allianz Group’s net income.

Following the sale of Dresdner Bank in January 2009, Allianz SE retains the contingent obligation to indemnify, under certain circumstances, the Federal Association of German Banks in connection with Dresdner Bank for the period Allianz SE owned Dresdner Bank.

In accordance with the Articles of Association of the Joint Fund for Securing Customer Deposits (“Einlagensicherungsfonds”), Allianz SE has undertaken to indemnify the Federal Association of German Banks (“Bundesverband deutscher Banken e.V.”), the deposit protection association of privately-held German banks, for any losses it may incur by reason of supporting measures taken in favor of Oldenburgische Landesbank AG (OLB), Münsterländische Bank Thie & Co.KG and Bankhaus W. Fortmann & Söhner KG, which remain part of the Allianz Group following the sale of Dresdner Bank. For more general information on this deposit guarantee scheme, refer to “Item 4. Regulation and Supervision—Banking, Asset Management and Other Investment Services—Germany.”

With the sale of Dresdner Bank becoming effective on January 12, 2009, Allianz terminated its indemnification undertaking issued in 2001 in favour of the Federal Association of German Banks with respect to Dresdner Bank since the date of sale. As a result, Allianz’s on-going indemnification obligation relates to supporting measures in favour of Dresdner Bank that are based on facts that were already existing at the time of the termination.

ITEM 4.	Information on the Company

The Allianz Group

Founded in 1890 and with over 100 years of experience in the financial services industry, the Allianz Group is committed to providing financial security to a broad base of customers ranging from private individuals to large multinational corporations.

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

The Allianz Group’s Business Model

As an integrated and globally operating financial services provider we seek to offer our clients value by providing a wide range of insurance and financial products as well as an extensive advisory capacity through our subsidiaries under strong and well-known brands. We operate and manage our activities primarily through four operating segments: Property-Casualty, Life/Health, Banking and Asset Management. We consider ourselves well-positioned to anticipate and successfully respond to competitive forces affecting our various operations.

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

Product range of the insurance business

We conduct business in almost every European country, with Germany, Italy and France being our most important markets. We also run operations in the United States and in Central and Eastern Europe as well as in Asia-Pacific. Our operations continue to be expanded worldwide. In 2008, for example, we developed our business operations in the Middle East, in Turkey and in South America with Brazil being one of the key markets(2).

Our insurance products are distributed via a broad network of self-employed agents, brokers, banks and other channels. Increasingly, we distribute our insurance products in cooperation with car

(1)	Source: As published by Gesamtverband der deutschen Versicherungswirtschaft e.V. (or GDV) in 2008. The GDV is a private association representing the German insurance industry.
(2)	For a more detailed description of the global diversification of our insurance business, please refer to “—Global Diversification of our Insurance Business”.

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

The investments of most Allianz insurance companies are managed internally through specialists within the Allianz Group (Allianz Investment Management).

Allianz SE, the Allianz Group’s parent company, acts on an arm’s length basis as reinsurer for most of our insurance operations and assumed 25.2%, 26.9% and 33.3% of all reinsurance business ceded by Allianz Group companies for the years ended December 31, 2008, 2007 and 2006, respectively. Allianz SE also assumes a relatively small amount of reinsurance from external cedents and cedes risk to third-party reinsurers. The Allianz Group has established a pooling arrangement that offers reinsurance coverage to the Group’s subsidiaries against natural catastrophes, which provides the benefit of internal Group diversification.

Banking operations

In the past, our banking activities were primarily conducted through the Dresdner Bank Group which accounted for almost all of our Banking segment’s results of operations. Following the sale of Dresdner Bank AG (Dresdner Bank) to Commerzbank AG (Commerzbank)(1), we reduced our banking operations which now comprise Allianz Banking Germany as well as our existing banking operations in Italy, France and New Europe. Allianz Banking Germany is a division under the roof of Allianz Deutschland AG (ADAG) and contains

(1)	For detailed information on the sale of Dresdner Bank, please refer to “—Major Transactions—Major Disposals”.

Oldenburgische Landesbank AG (Oldenburgische Landesbank) and the banking customers originally introduced to Dresdner Bank through the tied agents network. Oldenburgische Landesbank will become Allianz’s main banking product and service provider in Germany. The bank offers a wide range of products for corporate and retail clients with its main focus on the latter. In addition to our banking activities, the distribution of banking products through our German insurance agents network is important and the banking agencies distribution network will be expanded to approximately 300 in 2009 (129 as of December 31, 2008).

Asset Management operations

We are one of the four largest asset managers in the world.(3) Our business activities in this segment consist of asset management products and services both for third-party investors and for the Allianz Group’s insurance operations.

We serve a comprehensive range of retail and institutional asset management clients. Our institutional customers include corporate and public pension funds, insurance and other financial services companies, governments and charities as well as financial advisors.

Our retail asset management business is primarily conducted under the brand name Allianz Global Investors (AGI) through our operating companies worldwide. In our institutional asset management business, we operate under the brand names of our investment management entities, with AGI serving as an endorsement brand. With € 673 billion of third-party assets as of December 31, 2008, AGI managed 95.7% (2007: 94.8%) of our total third-party assets on a worldwide basis. The United

(2)	Including the banking customers introduced to Dresdner Bank through the tied agent network.
(3)	Based on total assets under management as of December 31, 2008.

States and Germany as well as France, Italy and the Asia-Pacific region represent our primary asset management markets. We have recently expanded our engagement in China by increasing the participation in our joint venture, Guotai Allianz Finanz Management. Furthermore, effective January 12, 2009, we acquired cominvest, the former asset management division of Commerzbank AG, which will add approximately € 60 billion assets under management, predominantly domiciled in Germany, to our third-party assets under management.

AGI’s selected product range for retail and institutional customers

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

Corporate segment

Our Corporate segment’s activities include the management and support of Allianz Group’s businesses through its strategy, risk, corporate finance, treasury, financial control, communication, legal, human resources and technology functions. The Corporate segment also includes the Group’s alternative investment activities coordinated by Allianz Alternative Assets Holding GmbH.

Structure of the Board of Management

Each member of the Board of Management of Allianz SE is responsible for a particular division within the Allianz Group. There are four corporate functions: the Chairman’s division, the Controlling/Reporting/Risk division, the Finance division and the Chief Operating Officer’s division.

The other divisions reflect business responsibilities, which are either regionally- or operationally-oriented: Europe I, Europe II, German Speaking Countries, Growth Markets, Anglo NAFTA Markets & Global Lines and Asset Management.

Main initiatives

Allianz continues to develop its business via a number of major initiatives. These are energetically pursued with the goal of establishing “Best of Allianz” as a trusted provider of insurance, asset management and other financial services.

We have in place a Sustainability Program for our insurance segments as well as for distribution. This program is designed to identify and redefine best practices for products, processes and services to make them common practice throughout the Group’s insurance operations. In an effort to optimize the management of our client segments and sales channels, we analyze the development of proprietary sales channels, brokers and market management. This includes a continuous focus on customers and on innovation.

The Allianz Group is modernizing its entire organization following a shared Target Operating

Model (TOM). In order to drive these change processes and to take best practice experience into account, an Operational Transformation Program has been established.

The objective of our Global Talent Management initiative is to systematically optimize global recruiting, development and reward processes to maximize talent quality and performance in the Group.

Global Diversification of our Insurance Business(1)

As an integrated financial services provider we offer insurance, banking and asset management products and services to approximately 75 million customers in about 70 countries. With respect to our insurance business, Allianz is the market leader in Germany and has a strong international presence.

Allianz 2008 changes at a glance:

January

–	Société Nationale d’Assurances s.a.l. (SNA) Lebanon rebranded Allianz SNA

March

–	Allianz Takaful started operations in Bahrain
–	AGF Brazil Seguros S.A. rebranded Allianz Seguros S.A.

April

–	Allianz Life Japan commenced sales operations
–	Euler Hermes World Agency created with the purpose of serving multinational companies
–

Allianz becomes the major shareholder of Koç Allianz Sigorta AŞ and Koç Allianz Hayat ve Emeklilik AŞ in Turkey; effective October 2008 the companies operate under the names Allianz Sigorta AŞ and Allianz Hayat ve Emeklilik AŞ.

May

–	Allianz announced strategic partnership with HSBC at the Annual General Meeting
–	ATF-Polis renamed Allianz Kazakhstan

June

–	Allianz China Life commenced business in Beijing
–	Euler Hermes started operations in Qatar, Oman and Kuwait through fronting agreements with local insurers.

July

–	Euler Hermes and Rosno extended cooperative venture in Russia
–	Allianz starts expanding agribusiness in Brazil
–	Allianz launched variable annuities in Europe and introduced the latest innovation “Invest4Life”

August

–	Direct sales channel Allianz24.ch launched in Switzerland
–

Announcement of merging marine insurance business from Allianz Global Corporate & Speciality (AGCS) and Fireman’s Fund Insurance Company under the umbrella of AGCS to form the largest marine insurer in the world based on gross premiums.

November

–	Allianz Life Sri Lanka started operations
–	Allianz China Life has been granted a preliminary license to set up a branch in Shandong province.

December

–	Mondial Assistance announced two new contracts for Europe and Asia with the car manufacturer Volvo.

Further information on regions, countries and operations is available at www.allianz.com. (The information found at this website is not incorporated by reference into this document.)

(1)	Please refer to “Item 18. Financial Statements—Notes to the Allianz Group’s Consolidated Financial Statements—Selected subsidiaries and other holding” for a breakdown of selected operating entities.

German Speaking Countries

Germany

We operate in the German insurance market mainly through our insurance companies Allianz Versicherungs-AG (Allianz Sach), Allianz Lebensversicherungs-AG (Allianz Leben) and Allianz Private Krankenversicherungs-AG (Allianz Private Kranken). In addition, Allianz Beratungs- und Vertriebs-AG serves as a distribution company. All entities are organized under the umbrella of the holding company Allianz Deutschland AG. At the end of 2008, Allianz Deutschland AG had a total of 19.3 million customers. The results of our German operations also include property-casualty assumed reinsurance business, which is primarily attributable to Allianz SE.

As the market leader in Germany based on gross premiums written in 2008(2), Allianz Sach develops and provides property-casualty. We offer a wide variety of insurance products for private and business clients. Our main lines of business are motor liability and own damage, accident, general liability and property insurance. In addition we introduced a new pet health insurance product in 2008. For property-casualty business, we see Germany being a rather mature market with a high degree of competition. One of the key challenges is achieving growth while also maintaining an appropriate level of profitability. To deliver all-encompassing service in emergency cases we will further develop our assistance-services for individuals and corporate customers.

For life insurance, Allianz Leben is market leader based on statutory premiums in 2008(2). In addition to Allianz Leben, we operate through a variety of smaller operating entities in the German market. We are active

(1)

Banking activites are related to Dresdner Bank and will not be continued due to the sale of Dresdner Bank to Commerzbank. Please refer to “—Major transactions—Major disposals—Sale of Dresdner Bank AG” for further information.

(2)	Source: Based on preliminary data provided by German Insurance Association, GDV both in the private and commercial markets and offer a comprehensive range of life insurance and related products on both an individual and a group basis. The main classes of coverage offered include annuity, endowment and term insurance. In our commercial lines, we offer group life insurance and provide companies with services and solutions in connection with pension arrangements and defined contribution plans. In 2008 we introduced a new variable annuities product. For our life business, we anticipate strong growth opportunities as we see an increasing demand for private retirement products and retirement provisions in general.

Through Allianz Private Kranken, we are the third-largest private health insurer in Germany based on statutory premiums in 2008(2). We provide a wide range of products, including full private health care coverage for salaried employees and the self-employed, supplementary insurance for individuals insured under statutory health insurance plans, supplementary care insurance and foreign travel medical insurance. Our health insurance business with its two basic products – full health care coverage and supplementary insurance – will be impacted by the German health care reform in the coming years. We believe that the demand for full health care coverage will grow only slightly. On the other hand, we believe that supplementary insurance will further increase, despite ongoing competition from statutory health insurers which have been allowed to offer special supplementary insurance (so called “Wahltarif”) from 2007 onwards.

We offer products not only for all three insurance lines but also with a clear focus on products combining coverage from life, health and property-casualty insurance to better serve customer needs. Sales of these combined products grew in 2008. In order to strengthen our market position, we intend to further develop our customer-focused organization and aim to provide our clients with more integrated products for every stage of their lives.

Our products are distributed mainly through a network of full-time tied agents, while distribution through our new bankagencies and brokers is increasing. From 2010 onwards, Commerzbank will be a further sales channel for Allianz products.

Switzerland

We serve the Swiss property-casualty market through Allianz Suisse. Based on gross premiums written in 2007, Allianz Suisse ranks fourth in Switzerland(1). In the property-casualty business, the most important line of business is motor, contributing almost 50% of gross premiums written in 2008. In 2008 we expanded our product portfolio for assistance products. In the very competitive property-casualty business in Switzerland, we will continue to focus on profitable growth. In order to further improve our efficiency and effectiveness, we are currently revising our processes and structure for claims handling and management.

We conduct our life/health operations in this region primarily through Allianz Suisse Lebensversicherungs-Gesellschaft and Phénix Vie. In aggregate, these operating entities represent the sixth largest life insurance provider in Switzerland based on statutory premiums in 2007(1). In the life/health market, we provide a wide range of individual and group life insurance products, including retirement, death and disability products. We believe there is potential for growth in our life/health business through enhancement of agent, broker networks and, given our relatively high market share in property-casualty, through cross-selling between our segments.

In addition to the traditional sales channels in 2008, we started to distribute our products through the new direct sales channel allianz24.ch and entered into a new retail cooperation with Migros.

Austria

We operate in the Austrian insurance market mainly through our insurance companies Allianz Elementar Versicherungs-AG and Allianz Elementar Lebensversicherungs-AG. Via these companies we offer a broad range of property-casualty and life/health products to individual and group customers primarily through salaried sales forces, tied agents and brokers.

Based on gross premiums written in 2008, Allianz Elementar Versicherungs-AG, ranks fourth in the Austrian market in the property-casualty business(2). With approximately 45% of the portfolio, motor business is the most important line of business. In the very competitive property-casualty market, we

(1)	Source: Statistics of the Swiss Federal Office of Private Insurance (FOPI)
(2)	Source: Based on preliminary data provided by Austrian Insurance Association (VVO) as of February 2009

continue our actuarial approach in tariffication in order to act against the expected ongoing weak price-cycle in motor business.

In the life/health business, Allianz Elementar Lebensversicherungs-AG represents the sixth largest life insurance provider in Austria based on statutory premiums in 2008(2). Besides the traditional life insurance business, we also offer government subsidized products as well as unit-linked products. For the life business, we anticipate potential for growth due to an increasing demand for retirement provisions.

Europe I

Italy

Since October 2007, Allianz serves the Italian market as a single company. Allianz S.p.A. (previously RAS S.p.A., Lloyd Adriatico S.p.A., Allianz Subalpina S.p.A.) is the second largest Italian insurance group based on gross premiums written and statutory premiums written in 2007(4). In addition, we distribute through Genialloyd (a leading company in “direct” via phone and web), Allianz Bank, with its associated Financial Advisors network (one of the top 3 in the market) and bancassurance channel (Unicredit plus others).

(3)

Banking activites are related to Dresdner Bank and will not be continued due to the sale of Dresdner Bank to Commerzbank. Please refer to “—Major transactions—Major disposals—Sale of Dresdner Bank AG” for further information.

(4)	Source: Italian Insurers Association, ANIA.

The most important line of business in property-casualty is motor. We also have a strong presence in fire, general liability and personal accident insurance. In 2008, pricing in the motor market was under heavy pressure while distribution costs have increased considerably on account of recent regulatory changes (the so-called Bersani law). The negative impact of market developments has been mitigated by the savings, generated by the integration of the previously independent legal entities.

The life market has been declining since 2006, particularly in the bancassurance by far the predominant channel. While Allianz in the past had enjoyed robust growth, it suffered in 2008 primarily due to:

–	the heavy contraction of the bancassurance business channelled through Unicredit;
–	the decline of the Antonveneta premiums in connection with the new shareholding of the bank, now part of the Monte dei Paschi Group; and
–	the steep drop in unit and index-linked premiums due to the developments in the financial markets.

We expect the Italian market to remain very challenging. However, we also expect to benefit from our technical knowhow, IT infrastructure and strong brand. We continue to focus on customer service, efficiency enhancement and adherence to profitable underwriting in property-casualty. In life/health as well as in property-casualty, we will seek to deliver further product innovations to our customers.

Spain and Portugal

We serve the Spanish property-casualty market through our operating entities Allianz Compañía de Seguros y Reaseguros S.A. and Fénix Directo S.A. Life products are provided through Allianz Compania de Seguros y Reaseguros S.A. and Eurovida, our joint venture with Banco Popular. Our Portugese company is Allianz Companhia de Seguros.

Our Spanish company sets internal standards for efficiency and customer service. We have initiated a project to achieve synergies and economics of scale between the Spanish and Portugese operations.

Sales in motor insurance, our largest line of business both in Spain and Portugal, remained fairly stable despite a significant drop in new vehicle registration. Besides motor, we offer products for property and liability protection, life and health coverage, as well as workers compensation in Portugal.

We distribute our products through more than 11,000 agents and brokers in Spain, and more than 5,000 in Portugal. In both countries, we also rely on bank distribution partners such as Banco Popular in Spain and BPI in Portugal.

Economic forecasts for Spain and Portugal are in line with other European countries affected by the economic downturn. We expect market growth to be rather limited. In Spain, we expect life risk products to be affected by the real estate crisis in the short term. Development of life investment products will depend to a significant degree on capital market developments.

South America

In South America, we are present in three countries: In Brazil with Allianz Brazil Seguros S.A., in Colombia with Aseguradora Colseguros S.A. and in Argentina with Allianz Argentina Compania de Seguros S.A.

In all three markets, Allianz is focused on property-casualty with motor generally being the largest individual line of business.

In Brazil, we are also one of the leading health insurers and in Columbia, we also offer life insurance. Our distribution is primarily based on the broker channel.

We believe that the markets in which we are present in South America offer the potential for future growth. We expect an increase in insurance demand.

Turkey

Since July 2008, we serve our Turkish customer base by our majority-owned entities Allianz Sigorta A.S. and Allianz Hayat ve Emeklilik A.S. Both entities have benefited from intensified ties with Allianz Group while maintaining our strong partnership with Koç Group.

We offer a wide variety of property and casualty products, both in retail markets (distributed mainly via agents) and in commercial markets (distributed mainly via brokers). We also provide life and pension solutions to our customers.

We expect the Turkish insurance market to return to its growth path in the near future. We will seek to increase our distribution base and to provide innovative insurance solutions to our customers.

Europe II

France

In France, we operate through the Assurances Générales de France (AGF) Group, a major participant in insurance and financial services. AGF is ranked fourth in the French property-casualty market and eighth in the life/health insurance market, based on gross premiums written and statutory premiums, respectively, in 2007(2). AGF’s activities encompass several areas, including property-casualty insurance, life/health insurance, asset management and banking.

(1)

Banking activites are related to Dresdner Bank and will not be continued due to the sale of Dresdner Bank to Commerzbank. Please refer to “—Major transactions—Major disposals—Sale of Dresdner Bank AG” for further information.

(2)	Source: French Insurers Association, FFSA.

In 2008, we introduced a plan in order to reduce costs by rationalizing the structure of the company by 2011.

The broad range of AGF-branded property-casulty and life/ health products for both individuals and corporate customers, including property, injury and liability insurance as well as short-term investment and savings products, are distributed primarily through a network of tied agents, brokers, partnership channels and a salaried salesforce. We also market our products through AGF Banque. We plan to start our direct insurance business in France in 2009.

Operating in a property-casualty market that has seen limited growth in recent years, we seek to focus on maintaining operating profitability while simultaneously implementing selective initiatives aimed at generating growth.

We consider AGF’s life business to be a growth area.

Netherlands

The most important lines of property-casualty business in the Netherlands are motor and fire insurance. Our Dutch subsidiary distributes its products through brokers and a direct sales channel. We launched our new direct insurance business in 2008. In the Netherlands, we also offer a broad range of life insurance products.

The Dutch insurance market is characterized by intense competition. Here we expect continuing pressure on the motor tariffs.

Belgium

In Belgium, we market a wide range of life and property-casualty insurance products, which have won several awards. The products are mainly distributed through brokers.

Africa

In Africa we serve the market through AGF Afrique which is the specialist of the Allianz Group in sub-Saharan French-speaking Africa.

We offer property-casualty products in all countries within Africa where we are conducting business.

Life/health products are offered by our operating entities in Burkina Faso, Ivory Coast, Cameroon and Senegal.

We serve the African market through thirteen local subsidiaries in nine sub-Saharan countries, including 400 collaborators and partners in bordering countries. With this capacity, we provide insurance and reinsurance coverage.

We sell contracts adapted to all kinds of risks in fire, auto, miscellaneous insurance, hull and cargo, as well as life.

We intend to consider business opportunities in Africa when appropriate.

Credit Insurance(1)

Through our subsidiary Euler Hermes, the global leader in credit insurance, we underwrite credit insurance in major markets around the world.(2)

Euler Hermes provides enterprises with protection against the risk of non-payment of receivables and insolvency. Additionally, Euler Hermes has developed a comprehensive range of services for the management of companies’ accounts receivables.

For credit insurance, we see growth potential in Europe, North America and the emerging markets. By providing high quality services, maintaining a comprehensive information database, and high financial strength rating, Euler Hermes aims to consolidate its leadership.

Travel Insurance and Assistance Services(1)

Through Mondial Assistance Group, we are among the world’s largest providers of travel insurance and assistance services based on gross premiums written in 2007(3).

At Mondial Assistance Group, we seek to enter new markets and develop new products.

(1)	In contrast to our other geographically-focused insurance businesses, we manage and offer the services of Euler Hermes and Mondial Assistance Group on a worldwide basis.
(2)	Source: Own estimate based on information from International Credit Insurance and Surety Association, ICISA.
(3)	Source: Own estimate based on published annual reports.

Anglo, NAFTA Markets and Global Lines

United States

Our property-casualty insurance business in the United States is conducted through Fireman’s Fund Insurance Company (Fireman’s Fund) as well as Allianz Global Corporate & Specialty (AGCS). Our life and annuity business is run through Allianz Life Insurance Company of North America (Allianz Life U.S.).

We announced the merger of the respective complementary marine operations of Fireman’s Fund and AGCS to form a comprehensive world leader in this line of business. At the same time, we brought our commercial and specialty operations under one umbrella in order to increase efficiency. With this reorganization we continued to support our U.S. companies to leverage all of their available resources and assets and to enable them to anticipate more effectively and deliver on customer needs.

Through Fireman’s Fund, we underwrite personal, commercial and specialty lines, selling these products primarily through independent agents and brokers. Our personal business unit focuses on affluent and high net worth individuals, while our commercial business unit offers specialized property and casualty coverage for small and medium-sized businesses. Our crop unit offers multiperil crop and hail insurance.

Enhancing customer solutions, introducing new products and services, addressing selected adjacent

(4)

Banking activites are related to Dresdner Bank and will not be continued due to the sale of Dresdner Bank to Commerzbank. Please refer to “—Major transactions—Major disposals—Sale of Dresdner Bank AG” for further information.

market niches and leveraging cross-selling through strengthened distribution management continue to be our initiatives for the coming year in order to enable growth for Fireman’s Fund in its target markets.

Our life and annuity business primarily underwrites fixed, fixed-indexed and variable annuities, which are sold through independent distribution channels, as well as through large financial institutions.

After a year characterized by challenging financial market developments, Allianz Life U.S. will continue to focus on creating and offering products that help our customers address their financial needs, particularly regarding retirement. The company will seek to further grow its annuity products business by expanding distribution with broker-dealers, banks and wire-houses, designing channel-specific products and also reinforcing development of fixed-indexed and variable products.

United Kingdom

We serve the market in the United Kingdom primarily through our subsidiary Allianz Insurance plc. In 2008, we focused on building up the new retail division for personal and specialty products in order to better serve our customers.

We offer a broad range of property-casualty products, including a number of specialty products, which we sell to retail and commercial customers through a range of distribution channels, including affinity groups.

Operating in a highly competitive market, Allianz Insurance plc continues to concentrate on active “cycle management” in order to support operating profitability. We seek to capitalize on growth opportunities that offer a profitable correlation between premium rates and risks and forego premium growth in areas with increasing pricing pressure.

Australia

The large majority of our property-casualty business in Asia-Pacific is generated by Allianz Australia, which serves the Australian and New Zealand markets. Since 2006, Allianz has sold life insurance products in Australia under the company name Allianz Australia Life Insurance Ltd.

Our Australian insurance operations include a variety of products and services, with strong positions in the workers’ compensation market, as well as in rehabilitation and occupational health, safety and environment services. We also operate in certain niche markets, including premium financing and pleasure craft insurance. Allianz Australia markets products through brokers and non-tied agents, as well as directly to customers. In 2008, we began offering term life directly over the internet. Further, we expanded our premium financing business to include receivables financing.

In Australia, market conditions remain competitive as insurance margins have declined in recent years. All insurers have begun reacting to lower profitability and decreasing investment returns, resulting in increasing insurance rates across all classes of business. This pattern is expected to continue into 2009.

Ireland

Throughout Ireland we offer a wide variety of property-casualty products, for both commercial and private customers. The products are distributed predominantly through brokers and banks as well as telephone and internet-based direct sales channels. In 2008, two new direct products were introduced, equine insurance and taxi insurance.

In Ireland, we expect private motor and home rates, and to a lesser extent commercial lines, to slowly become more favorable in 2009. Risk volumes in the market, however, could be under pressure if the Irish economic downward movement is severe.

Allianz Global Corporate and Specialty(1)

Allianz Global Corporate & Specialty delivers solutions for corporate and specialty clients in many industries.

Through Allianz Global Corporate & Specialty, we offer property, liability and engineering solutions to large corporate clients as well as specialty coverage, like marine, aviation and directors & officers insurance.

(1)	In contrast to our other geographically-focused insurance businesses, we manage and offer these services of Allianz Global Corporate & Specialty on a worldwide basis.

Through the combination of our international corporate and specialty business within Allianz Global Corporate & Specialty, managing a diversified portfolio of risk management solutions and services, we expect to realize synergies and increase efficiency.

Allianz Worldwide Care(1)

Allianz Worldwide Care is located in Ireland and offers expatriate health insurance products.

(1)

In contrast to our other geographically-focused insurance businesses, we manage and offer these services of Allianz Worldwide Care on a worldwide basis. Allianz Worldwide Care does not sell policies in the U.S.A.

Growth Markets

Asia-Pacific

We consider Asia-Pacific to be one of our major growth regions. Allianz has been present in the region since 1917, when we began providing fire and marine insurance in the coastal cities of China.

(2)

Banking activites are related to Dresdner Bank and will not be continued due to the sale of Dresdner Bank to Commerzbank. Please refer to “—Major transactions—Major disposals—Sale of Dresdner Bank AG” for further information.

Today, Allianz is active in all key markets of the region, offering its core businesses of property and casualty insurance, life and health insurance and asset management. With more than 13,000 staff, Allianz serves over 7.2 million customers in the region.

We offer a full suite of products through our distribution network of approximately 70,000 agents in the region. In most countries we operate through multiple distribution channels.

In the Asia-Pacific region we maintain property-casualty operations in Malaysia, Indonesia and other Asia-Pacific countries and key markets, including China, Thailand, Japan, Hong Kong, Singapore, Laos and India.

The majority of our life/health business in this region is conducted in South Korea through Allianz Life Insurance Co. Ltd. (Allianz Life Korea) and in Taiwan through Allianz Taiwan Life Insurance Company. Allianz Life Korea was the sixth-largest life insurance company in South Korea based on statutory premiums in 2007(1). We also maintain operations in Malaysia, Indonesia, as well as in China, Thailand and since this year also in Japan.

Our South Korean operation markets a wide range of life and health insurance products—and in recent years developed a leading position in equity-indexed products. Allianz Taiwan Life sells investment-oriented products especially through banks.

We are seeking to expand in all of our selected markets in the region through further organic growth and selected acquisitions. We will further strengthen our distribution capabilities and use the hub-and-spoke approach in order to increase operational effectiveness. We view especially China as a strategic growth market for Allianz. Our partnership with Industrial and Commercial Bank of China Ltd. emphasizes our long-term commitment to the market and also offers a platform for our strategic expansion.

New Europe

Our presence in New Europe dates back to the acquisition of the Hungarian state-run insurance company Hungaria Biztosito in 1989. Today, we operate our business in this region through more than

(1)	Source: South Korean Life Insurance Association.

25 companies in 10 countries, and we are the largest foreign insurer based on both statutory premiums and gross premiums written in 2007(2). We offer life, health, property and casualty insurance, as well as pension fund products and banking services.

For property-casualty we are the leading international insurance company in New Europe based on gross premiums written in 2007(2) and serve the market through our operating subsidiaries in Bulgaria, Croatia, the Czech Republic, Hungary, Kazakhstan, Poland, Russia, Romania, Slovakia and Ukraine.

The primary products sold in these countries are compulsory motor third-party liability, motor own damage coverage as well as industrial, commercial and private property lines. Motor business and, increasingly, other personal lines continue to be the primary source of our growth. Further expansion in the market and development of our sales network will be in focus for the coming year. We believe we are well-positioned to capture the opportunities of the property-casualty market.

We are present in all key life and health markets in this region and are the fourth-ranked life insurance provider, based on statutory premiums in 2007(2). New Europe represents the third biggest health portfolio within the Allianz Group.

We continued to expand our life/health product range and sales capacity throughout New Europe by following a multi-channel distribution approach. We also continued to expand offerings of investment-oriented products in life business. In 2008, we also started to offer pension fund products in Romania. New Europe represents one of the fastest growing life insurance markets in the world, primarily resulting from the current low penetration levels. We see a trend in the rising ages of population, which we expect to serve with a strong position in pension fund business. Following the capital market crisis, we expect a shift from investment-oriented to traditional life products.

Middle East and North Africa

To elevate our presence in the Middle East region and to set the course for further internal and

(2)	Source: Own estimate based on published statistics from regulatory bodies and insurance associations.

external growth, we established the Middle East / North Africa (MENA) as our third major growth region. The regional unit comprises Allianz’s entities in Bahrain, Egypt, India, Lebanon, Pakistan, Saudi Arabia and Sri Lanka, and is directed from a central office in Bahrain.

Our Indian joint-ventures contribute more than 90% to the region’s total gross premiums written. We also sell property-casualty products in this region mainly through Allianz Egypt and Allianz SNA (Lebanon). Both entities also offer life/health products. Allianz Life Egypt has experienced strong growth for some time and is ranked fourth in the period 2007/2008, based on statutory premiums(1). Allianz SNA is among the top four companies in Lebanon in both Life and property-casualty business based on gross premiums written and statutory premiums, respectively, in 2007(1).

In Bahrain, we started to sell life and property-casualty products through our new entity Allianz Takaful. Bahrain will serve as a hub for future operations in other countries of the Middle East.

Throughout the region, more than 250,000 agents distribute our products. Furthermore, we sell products via banks. In property-casualty we also distribute via brokers and dealers, who are a vital part of our distribution force. In India we see the direct channel growing in importance. We intend to further strengthen our distribution capabilities and use the hub-and-spoke approach in order to increase operational effectiveness.

We see the Middle Eastern region as a growth market and are seeking to expand in all of our selected markets in the region through further organic growth and selected acquisitions. We are also targeting additional growth in India through our joint venture with Bajaj Allianz Financial Distributors Ltd.

Major Transactions

Legal Structure and Significant Changes

Allianz SE is a European Company (Societas Europaea, or SE) incorporated in the Federal Republic of Germany and organized under the laws

(1)	Source: Own estimate based on published statistics from regulatory bodies and insurance associations.

of the Federal Republic of Germany and the European Union. Allianz SE is the ultimative parent of the Allianz Group.

Squeeze-out of Allianz Lebensversicherungs-AG

The sqeeze-out procedure of Allianz Lebensversicherungs-AG, which we announced on January 18, 2008, was completed in December 2008.

Major Disposals

Sale of Dresdner Bank AG

On August 31, 2008, Allianz SE (Allianz) and Commerzbank AG (Commerzbank) agreed on the sale of Dresdner Bank AG (Dresdner Bank) to Commerzbank, which was completed on January 12, 2009.

The consideration received by Allianz comprised a cash component of € 3,215 million, 163.5 million Commerzbank shares, the asset manager cominvest and a 15-year exclusive sales partnership, whereby Commerzbank will distribute in Germany Allianz’s insurance and banking products (bancassurance and assurbanking) and asset management products. On January 8, 2009, Allianz announced to subscribe to a silent participation of € 750 million in Dresdner Bank after closing alongside a new equity tranche granted to Commerzbank by the German government’s Special Fund Financial Market Stabilization program (SoFFin). Like SoFFin, Allianz will receive a 9% coupon on this investment. In addition, Allianz acquired from Dresdner Bank Collateralized Debt Obligations (CDOs) with a face value of € 2 billion for a consideration of approximately € 1.1 billion. With SoFFin’s capital support to Commerzbank, Allianz’ stake in Commerzbank will be approximately 14%. Major financial impacts of the transaction are described in “—Executive Summary”.

Major Acquisitions

Acquisition of further stakes in Koç Allianz Sigorta AŞ and Koç Allianz Hayat ve Emeklilik AŞ

In April 2008, the Allianz Group signed a share purchase agreement to acquire 47.1% of shares in the non-life insurer Koç Allianz Sigorta AŞ, Istanbul, and 51.0% of the shares in the life-insurance and pension company Koç Allianz Hayat ve Emeklilik AŞ, Istanbul, for a total consideration of € 373 million. The transaction became effective on July 21, 2008 so that the Allianz Group now controls 84.2% and 89.0% of these companies, respectively.

Since October 7, 2008, the companies operate under the name Allianz Sigorta AŞ and Allianz Hayat ve Emeklilik AŞ.

Capital investment in The Hartford

On October 6, 2008, Allianz SE announced a binding agreement providing for a capital investment of U.S. $ 2.5 billion in The Hartford, one of the largest insurance companies in the United States. We have purchased, for a consideration of U.S. $ 2.5 billion, 6 million preferred shares convertible into 24 million shares of common stock after receipt of applicable approvals, warrants for 69 million Hartford shares and junior subordinated debentures with a nominal value of U.S. $ 1.75 billion and a 10% interest coupon. Effective January 9, 2009, the preferred stock has been converted into common stock.

Reorganization

Reorganization of the German Insurance Operations

The reorganization of our German insurance operations was successfully completed by year-end 2008 . This process was part of our ongoing effort to simplify structures and reduce complexity within the Allianz Group with the aim to concentrate stronger on our clients’ needs as well as enabling us to react to changes in our markets with greater speed, focus and flexibility. Our goal was to create one joint presence of our insurance operations, with customers perceiving Allianz as one unit with comprehensive high quality services. The reorganization was part of our strategy to further develop our leading position in the German insurance market.

We believe that the reorganization program leads to reduced complexity and will allow us to reduce costs in the long-term.

In the framework of the reorganization, back office functions were lined up based on a shared services approach. This process was already started in 2006 and was implemented in autumn 2008 according to schedule. In the course of 2007, the Allianz north-east service region tested the functionality of the new business model in a pilot phase. In 2008, the remaining three areas were also successfully reorganized.

With effect from January 1, 2009, the newly created Banking division was grouped under the roof of Allianz Deutschland AG. It is headed by a former member of the Board of Managing Directors of Dresdner Bank. The Banking division comprises the Oldenburgische Landesbank and the banking customers introduced by the Allianz sales force within the last couple of years.

Allianz Deutschland AG is now organized according to the following business structure.

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

IBNR reserves are estimates based on actuarial projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Trends in claim frequency, severity and time-lag in reporting are examples of factors used in projecting the IBNR reserves. IBNR reserves are reviewed and revised periodically as additional information becomes available.

The process of estimating loss and LAE reserves is by nature uncertain due to the large number of variables affecting the ultimate amount of claims.

Some of these variables are internal to the Allianz Group, such as changes in claims handling procedures, introduction of new IT systems or company acquisitions and divestitures. Others are external, such as inflation, judicial trends and legislative and regulatory changes. The Allianz Group attempts to reduce the uncertainty in reserve estimates through the use of multiple actuarial reserving techniques and analysis of the assumptions underlying each technique.

During 2008, there were no significant changes in the mix of business written across Allianz Group. Moreover, there were no material changes to the amount and type of reinsurance placed in respect of the Group’s business.

On the basis of currently available information, management believes that the Allianz Group’s property-casualty loss and LAE reserves are adequate. However, the establishment of loss reserves is an inherently uncertain process, and accordingly, there can be no assurance that ultimate losses will not differ from these estimates. For more information, refer to “Risk Factors—Risks arising from the nature of our business—Loss Reserves for Allianz Group’s property-casualty insurance and reinsurance policies are based on estimates as to future claims liabilities. Adverse developments relating to claims could lead to further reserve additions and materially adversely impact Allianz Group’s results of operations.”

Overview of Loss Reserving Process

Within the Allianz Group, loss and LAE reserves are set locally by reserving actuaries, subject to central monitoring and oversight by the Allianz SE actuarial department (“Group Actuarial”). This two stage reserving process is designed so that reserves are set by those individuals most familiar with the underlying business, but in accordance with central standards and oversight. Our central standards are designed to ensure that consistent reserving methodologies and assumptions are employed across the Allianz Group.

Local Reserving Processes

In each jurisdiction, reserves are calculated for individual lines of business, taking into consideration a wide range of local factors. This local reserving process begins with local reserving actuaries gathering data, with our companies typically dividing reserving data into the smallest possible homogeneous segments, while maintaining sufficient volume to form the basis for stable projections. For longer-tailed lines of business such as motor liability, development data going back for up to twenty years or more is used, while for shorter-tailed lines such as property, data going back five to ten years is typically considered sufficient. Once data is collected, we derive patterns of loss payment and emergence of claims based on historical data organized into development triangles arrayed by accident year versus development year. Loss payment and reporting patterns are selected based on observed historical development factors and also on the judgment of the reserving actuary using an understanding of the underlying business, claims processes, data and systems as well as the market, economic, societal and legal environment. We then develop expected loss ratios, which are derived from the analysis of historical observed loss ratios, adjusted for a range of factors such as loss development, claims inflation, changes in premium rates, changes in portfolio mix and change in policy terms and conditions.

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

Because loss reserves represent estimates of uncertain future events, our local reserving actuaries determine a range of reasonably possible outcomes. To analyze the variability of loss reserve estimates, actuaries employ a range of methods and approaches, including simple sensitivity testing using alternative assumptions, as well as more sophisticated stochastic techniques. Group reserving standards require that each company’s local reserve committee meet quarterly to discuss and document reserving decisions and to select the best estimate of the ultimate amount of reserves within a range of possible outcomes and the rationale for that selection for the particular entity.

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

Minimum standards for actuarial loss reserving: Group-wide minimum standards of actuarial reserving define the reserving practices which must be conducted by each operating entity. These standards provide guidance regarding all relevant aspects of loss reserving, including organization and structure, data, methods, and reporting. Group Actuarial monitors compliance with these minimum standards through a combination of diagnostic reviews—i.e. standardized qualitative assessment of the required components in the reserving process—and local site visits. Group Actuarial informs the local operating entity of areas requiring immediate remediation as well as areas for potential improvement, and coordinates with the local operating entities to address the relevant issues and implement improvements.

Regular central independent reviews by Group Actuarial of reserves of local operating entities: Group Actuarial performs independent reviews of loss and LAE reserves for key local operating entities on a regular basis. This process is designed such that the largest entities are reviewed once a year. Such a review typically starts with site visits to ensure that Group Actuarial updates their knowledge of the underlying business as well as the issues related to data and organization. Group Actuarial then conducts an analysis of reserves using data provided by the operating entity. Preliminary conclusions are then discussed with the local operating entity prior to being finalized. Any material differences between Group Actuarial’s reserve estimates and those of the local operating entity are then discussed, and evaluated to determine if changes in assumptions are needed.

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

Loss and LAE Composition by Line of Business

The time required to learn of and settle claims is an important consideration in establishing reserves.

Short-tail claims, such as motor property damage claims, are typically reported within a few days or weeks and are generally settled within two to three years. Medium-tail claims such as personal and commercial motor liability claims generally take four to six years to settle, while long-tail claims, such as general liability, workers compensation, construction and professional liability claims take longer.

The following table breaks down the loss and LAE reserves of the Allianz Group, in total and separately by IBNR and case reserves, gross of reinsurance, by line of business for the years ending December 31, 2006, 2007 and 2008, on an IFRS basis.

The Allianz Group estimates that loss and LAE reserves consist of approximately 10% short-tail, 60% medium-tail and 30% long-tail business.

Allianz Group

Loss and LAE Reserves by Year and Line of Business, Gross of Reinsurance

IFRS Basis

Euro in millions

	2008	2007	2006
Motor	18,686	19,264	18,924
Case Reserves	15,196	15,943	15,401
IBNR Reserves	3,490	3,321	3,524
General Liability	11,286	11,306	11,578
Case Reserves	6,797	6,734	6,854
IBNR Reserves	4,488	4,571	4,724
Workers Compensation / Employers Liability	4,545	4,602	4,876
Case Reserves	2,150	2,103	2,262
IBNR Reserves	2,395	2,499	2,614
Property	3,893	3,989	3,910
Case Reserves	3,447	3,389	3,191
IBNR Reserves	445	600	720
Inwards Reinsurance	2,330	2,493	2,728
Case Reserves	1,388	1,364	1,755
IBNR Reserves	942	1,129	972
Personal Accident	1,264	1,297	1,289
Case Reserves	1,167	1,138	1,137
IBNR Reserves	98	159	152
Construction Damage and Liability	1,872	1,732	1,572
Case Reserves	534	533	557
IBNR Reserves	1,338	1,199	1,015
Credit Insurance	1,407	1,042	1,042
Case Reserves	1,315	1,045	1,038
IBNR Reserves	92	(3)	4
AGCS(1)	6,124	6,142	7,435
Case Reserves	3,629	3,591	4,293
IBNR Reserves	2,495	2,551	3,142
Other(2)	4,209	3,595	3,689
Case Reserves	2,066	1,897	2,027
IBNR Reserves	2,142	1,698	1,662
Allianz Group Total(3)	55,616	55,462	57,043

Case Reserves	37,690	37,737	38,516
IBNR	17,926	17,724	18,528

(1)

Allianz Global Corporate & Specialty was established in 2006 and combines reserves formerly presented as Marine & Aviation and as part of reserves for Germany, NAFTA Region and Allianz Risk Transfer (ART).

(2)	Other comprises primarily Package / Multiple Perils, Legal Protection, Aviation and Travel Insurance lines of business.
(3)

In 2008, the accident and health unit of Allianz’s subsidiary, AGF IART and the health unit of Allianz’s subsidiary, AZ Belgium, were transferred for reporting purposes from the Property & Casualty segment to the Life/Health segment. Accordingly, data relating to these unit is not included in the 2008 information in the table above and has also been excluded on a retrospective basis from the 2007 and 2006 information. The total reserves amounted to €1.621 billion and €1.481 billion for the years 2006 and 2007, respectively. An additional reclassification deemed immaterial and thus not reflected in the table above, amounting to €23 million, leads to a total reclassification amount of €1.458 billion for 2007.

When reviewing the foregoing tables, caution should be used in comparing the split between case and IBNR reserves across line of business. The portion of IBNR on total loss reserves varies by line of business due to different reporting and settlement patterns. For short-tail lines of business, such as property, claims are generally reported immediately after occurrence and settled in a period of only a few years. For long-tail lines of business, such as product liability, it is not unusual that a claim is reported years after its occurrence and settlement can also take a significant length of time, in particular for bodily injury claims.

Reconciliation of Beginning and Ending Loss and LAE Reserves

The following table reconciles the beginning and ending reserves of the Allianz Group, including the effect of reinsurance ceded, for the property-casualty insurance segment for each of the years in the three-year period ended December 31, 2008 on an IFRS basis.

Changes in the reserves for Loss and loss adjustment expenses for the Property-Casualty segment

	2008			2007			2006
	Gross	Ceded	Net	Gross	Ceded	Net	Gross	Ceded	Net
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of January 1	56,943	(8,266)	48,677	58,664	(9,333)	49,331	60,259	(10,604)	49,655
Plus incurred related to:
Current year	30,398	(2,969)	27,429	29,839	(2,994)	26,845	28,214	(2,572)	25,642
Prior years(1)	(2,241)	798	(1,443)	(1,708)	348	(1,360)	(1,186)	217	(969)

Total incurred	28,157	(2,171)	25,986	28,131	(2,646)	25,485	27,028	(2,355)	24,673

Less paid related to:
Current year	(14,049)	919	(13,130)	(13,749)	1,118	(12,631)	(12,436)	675	(11,761)
Prior years	(13,607)	1,602	(12,005)	(14,206)	1,952	(12,255)	(14,696)	2,455	(12,241)

Total paid	(27,655)	2,521	(25,134)	(27,955)	3,070	(24,885)	(27,132)	3,130	(24,002)
Effect of foreign exchange and other(2)	(497)	48	(449)	(2,022)	666	(1,356)	(1,491)	496	(995)
Effect of (divestitures)/acquisitions	127	(39)	88	125	(23)	102	0	0	0
Reclassifications(3)	(1,458)	87	(1,371)

Balance as of December 31	55,616	(7,820)	47,796	56,943	(8,266)	48,677	58,664	(9,333)	49,331

(1)	The favorable development during 2008 was the result of many individual developments by region and line of business and is discussed further below.
(2)	The movement in the foreign exchange effect from year to year is further discussed in the “Changes in Historical Loss and LAE Reserves” section.
(3)	Since the first quarter of 2008, our health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.

Changes in Loss and LAE Reserves During 2008

As noted above, prior year loss and LAE reserves of the Allianz Group developed favorably during 2008 by €2,241 million gross of reinsurance and €1,443 million net of reinsurance, representing 4.0% of gross reserves and 3.0 % of net reserves as of December 31, 2007. The following table provides a breakdown of these amounts by line of business.

Allianz Group

Changes in Loss and LAE Reserves During 2008 Gross and Net of Reinsurance

IFRS Basis

Euros in millions

	Gross Reserves as of December 31, 2007	Gross Development related to Prior Years	in %(1)	Net Reserves as of December 31, 2007	Net Development related to Prior Years	in %(2)
Motor	19,264	(530)	(2.8)%	17,096	(510)	(3.0)%
General Liability	11,306	(337)	(3.0)%	9,021	(269)	(3.0)%
Workers Compensation / Employers Liability	4,602	18	0.4%	4,500	57	1.3%
Property	3,989	(385)	(9.7)%	2,868	(294)	(10.3)%
Inwards Reinsurance	2,493	(196)	(7.9)%	3,946	(3)	(0.1)%
Personal Accident	1,297	(56)	(4.3)%	1,006	(57)	(5.7)%
Construction Damage and Liability	1,732	52	3.0%	1,437	50	3.5%
Credit Insurance	1,042	(150)	(14.4)%	807	(104)	(12.9)%
AGCS	6,142	(509)	(8.3)%	3,769	(267)	(7.1)%
Other	3,595	(148)	(4.1)%	2,835	(45)	(1.6)%

Allianz Group(3)	55,462	(2,241)	(4.0)%	47,285	(1,442)	(3.0)%

(1)	In percent of gross reserves as of December 31, 2007.
(2)	In percent of net reserves as of December 31, 2007.
(3)

In 2008, the accident and health unit of Allianz’s subsidiary, AGF IART and the health unit of Allianz’s subsidiary, AZ Belgium were transferred from the Property & Casualty segment to the Life/Health segment. As a result, the historical data for these units was excluded on a retrospective basis from the 2007 information in the table above.

We discuss below by line of business the major highlights of the reserve developments in 2008. Because of the multitude of these reviewed segments, it is not feasible, or meaningful, to provide detailed information regarding each segment (e.g., claim frequencies, severities and settlement rates). The discussion is based on net loss and LAE reserves in the local currency of the relevant local operating entity before consolidation and converted into Euro for uniform presentation. Individual explanations of amounts in the following discussion, which includes only significant developments for our major operating entities, do not fully reconcile to the line of business totals in the above table.

Motor

For Motor, net loss and LAE reserves developed favorably during 2008 by approximately €510 million, or 3.0% of reserves as of December 31, 2007. This development was the result of the following multiple effects.

Unfavorable developments included:

•

€43 million at our U.S. subsidiary, driven mainly by the claims experience in its commercial motor liability line and to a lesser extent, in its personal motor liability line. The increase in the commercial auto liability line was driven by significantly higher than anticipated claim emergence during late 2007, which was recognized during 2008 as a result of delays in the claims adjusting process.

Favorable developments included:

•

€112 million at our Spanish entity, due in particular to the favorable development of bodily injury claims in the motor line. New legislation in Spain led to the revision of compensation amounts and compensation limits in 2008 which had retroactive effects;

•

€81 million on motor commercial and personal lines at our U.K. entity, due primarily to a favorable development in bodily injury claims. In 2008, we have continued to benefit from changes in motor claims patterns in terms of speed at which claims are notified, the improved manner in which reserves are handled by claims specialists and the savings realized on settlements, thus resulting in a surplus;

•

€78 million for motor liability at our Italian entity, due to better than expected historical claims emergence and the improvement in actuarial techniques as a result of the availability of higher quality of data;

•	€71 million at our Slovakian and Hungarian entities, due to an improvement of the actuarial assumptions and better than expected claims emergence;

•

Approximately €60 million at our Australian subsidiary for motor third-party liability (TPL), primarily as a result of positive development in long-tail classes, where the impact of prior years’ legislative changes continued to be better than assumed in prior reporting years; and

•	€21 million at our German entity, mainly because of an update of assumptions due to data improvements for LAE.

General Liability

For General Liability, net loss and LAE reserves developed favorably during 2008 by approximately €269 million, or 3.0% of reserves as of December 31, 2007.

Favorable developments included:

•	€115 million at our French entity, mainly driven by changes in the claims settlement process and better than expected experience on older accident years.

•

€55 million at our UK entity. As in the case of the motor business, in 2008, we have continued to benefit from changes in claims patterns in terms of speed at which claims are notified, the improved manner in which reserves are handled by claims specialists and the savings realized on settlements, resulting in a surplus;

•

€36 million at our Australian subsidiary in its general liability business, primarily as a result of positive development in long-tail classes where the impact of prior years’ legislative changes continues to be better than assumed in the prior reporting years.

Property

For Property, net loss and LAE reserves developed favorably during 2008 by approximately €294 million, or 10.3% of reserves as of December 31, 2007.

Favorable developments included:

•

€107 million at our French entity on its property business, mainly driven by reductions in the estimated ultimate loss for corporate business for which actual development has been less than expected; and

•	€42 million at our Italian entity as a result of better than expected claims emergence on prior years.

Credit Insurance

Credit insurance is underwritten in the Allianz Group by Euler Hermes. During 2008, Euler Hermes experienced favorable development of €104 million net of reinsurance, or 12.9% of the reserves as of December 31, 2007. Of this amount, €35 million is attributable to Euler Hermes Germany, which experienced an improvement in actuarial methodology. In France, the favorable development of €52 million was mainly attributable to an increase in salvage and subrogation and decrease in declared guaranteed claims for the underwriting year 2007 in the first half of 2008. The remainder comprises favorable developments of a lesser magnitude in our operations in the United Kingdom, Belgium, Italy, Spain, Greece, Hungary, Morocco, Mexico, The Netherlands and Sweden.

Allianz Global Corporate and Specialty

Allianz Global Corporate and Specialty (AGCS) is the Allianz Group’s global carrier for corporate and specialty risks and also includes the corporate branch of the German business. Overall, AGCS experienced €267 million of favorable development in 2008 net of reinsurance, or 7.1% of the reserves as of December 31, 2007.

The increase was due primarily to improved actuarial analysis in our property line of business where higher quality data became available, resulting in a €154 million surplus. The aviation line of business recorded a release of €31 million across all countries and sub-lines of business due to a new assessment of the development pattern based on better than expected claims experience.

Workers Compensation / Employers Liability

The net loss and LAE reserves developed unfavorably during 2008 on Workers Compensation / Employers Liability line of business by approximately €57 million, or 1.3% of reserves as of December 31, 2007. This development was the result of multiple effects.

Unfavorable developments included:

•	€83 million for workers compensation business at our U.S. entity as a result of an improvement in actuarial assumptions and methodology.

Favorable developments included:

•

€50 million for employers liability business at our U.K. entity. As in the case of the motor and general liability business, we continued to benefit in 2008 from changes in claims patterns in terms of speed at which claims are notified, the improved manner in which reserves are handled by claims specialists and the savings realized on settlements, resulting in a surplus.

Construction Damage and Liability

The net loss and LAE reserves developed unfavorably during 2008 on the Construction and

Liability line of business by approximately €50 million, or 3.5% of reserves as of December 31, 2007. This was mainly driven by the €45 million unfavorable development for construction business at our French entity, mainly due to an underestimation of claims for prior years because of significant portfolio growth;

Personal Accident

The net loss and LAE reserves developed favorably during 2008 on the Personal Accident line of business by approximately €57 million, or 5.7% of reserves as of December 31, 2007. This was mainly driven by the €30 million favorable development for personal accident business at our Italian entity, mainly driven by reductions in the estimated ultimate losses caused by actual development being less than expected.

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

The bottom section compares the latest re-estimated gross reserves for loss and LAE to the gross reserves, as initially established, and indicates the cumulative development of the initially established gross reserves through December 31, 2008. The surplus (deficiency) shown in the table for each year represents the aggregate amount by which the original estimates of reserves at that year-end have changed in subsequent years. Accordingly, the cumulative surplus (deficiency) for a year-end relates only to reserves at that year-end and such amounts are not additive. Caution should be exercised in evaluating the information shown on this table, as each amount includes the effects of all changes in amounts for prior periods. For example, the development of 1998 reserves during 2001 is included in the cumulative surplus (deficiency) of the 1998 through 2000 columns.

The table below presents calendar year, not accident year, data. Conditions and trends that have affected development of liability in the past may or may not necessarily occur in the future, and accordingly, conclusions about future results may not be derived from information presented in this table.

Companies acquired or divested during the period shown in the table can lead to distortions in the cumulative surplus or deficiency. The table starts with the presentation of gross liabilities for unpaid claims and claims expenses as accounted, as of the respective date of the balance sheet. Over time, these liabilities are re-estimated. In addition, these liabilities will change if, through either acquisition, sale of a company or reclassification, entire new portfolios of claim payments and reserves are added to or subtracted from the data. In addition, changes in currency exchange rates can lead to distortions in the cumulative surplus or deficiency. At the end of this table, we quantify the effects of the change in the set of consolidated entities and of foreign exchange, and present the cumulative loss development excluding these two effects. Prior year amounts have been reclassified to conform to the current year presentation.

Allianz Group:

IFRS Basis

Euro in Millions

As of December 31,(1)	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Gross liability for unpaid claims and claims expense	45,564	51,276	54,047	61,883	60,054	56,750	55,528	60,259	58,664	56,943	55,616
Cumulative Paid as of
one year	12,273	15,114	16,241	15,945	16,357	14,384	13,282	14,696	14,206	13,607
two years	18,847	22,833	23,077	24,567	24,093	21,157	20,051	21,909	20,659
three years	23,407	27,242	28,059	29,984	29,007	26,149	24,801	26,583
four years	26,327	30,698	31,613	33,586	32,839	29,847	28,206
five years	28,738	33,263	34,218	36,431	35,832	32,570
six years	30,550	35,194	36,317	38,810	38,044
seven years	32,051	36,930	38,123	40,618
eight years	33,344	38,382	39,466
nine years	34,544	39,463
ten years	35,434

Gross liability re-estimated as of
one year	46,005	52,034	55,200	58,571	56,550	54,103	56,238	57,932	55,266	52,931
two years	46,043	52,792	53,535	56,554	55,704	55,365	53,374	54,437	51,809
three years	46,780	51,265	52,160	56,056	57,387	53,907	51,895	52,676
four years	45,307	49,929	52,103	57,640	56,802	53,181	50,767
five years	44,196	50,058	53,675	57,006	56,148	52,356
six years	44,524	51,432	53,204	56,527	55,553
seven years	45,679	51,263	53,124	56,102
eight years	45,478	51,063	52,566
nine years	45,237	50,548
ten years	45,120

Cumulative surplus (deficiency)	444	728	1,481	5,781	4,501	4,394	4,761	7,583	6,855	4,012
effect of disposed/(acquired) portfolios(2)	(2,147)	0	0	(93)	0	540	0	0	0	1,458
effect of foreign exchange	(1,339)	875	2,213	4,944	3,390	877	18	2,391	1,474	313
excluding both effects	3,931	(148)	(732)	931	1,111	2,977	4,744	5,193	5,381	2,241
Percent	8.6%	(0.3)%	(1.4)%	1.5%	1.9%	5.2%	8.5%	8.6%	9.2%	3.9%

(1)	Reserves for loss and LAE of subsidiaries sold (or purchased) are excluded (or included) in the above table as of the date of the disposal (or acquisition).
(2)

Our major acquisitions over this period are Allianz Australia, Allianz Ireland (consolidated 1999) and Allianz Slovenská (consolidated 2001). Major disposals include Allianz Canada (de-consolidated 2004). Three major reclassifications occurred in 2008 in which the accident and health unit of AGF IART and the health unit from AZ Belgium were transferred from our Property & Casualty segment into our Life/Health segment and the AGF Brazil health unit was transferred from our Life/Health segment into our Property & Casualty segment, accounting for the €1,458 million effect in 2008. The effect on the liability re-estimated consists of effects on paid and unpaid losses for prior years in the year of the transaction, while the effect of (divestitures)/acquisitions presented in the table “Reconciliation of Loss and LAE Reserves”, states the total amount of loss reserves being deconsolidated or consolidated for the first time.

In 2008, loss and LAE reserves decreased by €1,327 million or 2.3% to €55,616 million, resulting primarily from the impact of reclassifications described in the table above as well as the weakening of the British Pound and Australian Dollar relative to the Euro. Reserve developments during 2008 are described in further detail in the preceding section “Changes in Loss and LAE Reserves During 2008”.

Discounting of Loss and LAE Reserves

As of December 31, 2008, 2007 and 2006, the Allianz Group’s consolidated property-casualty reserves reflected discounts of €1,139 million, €1,100 million and €1,074 million respectively.

Reserves are discounted to varying degrees in the United States, Germany, Hungary, Switzerland, Portugal and France. The reserve discounts relate to reserves for structured settlements in various classes of business. These classes include personal accident, general liability and motor liability in Germany and Hungary, workers’ compensation in the United States, Switzerland and Portugal and motor liability in France. All of the reserves that have been discounted have payment amounts that are fixed and timing that is reasonably determinable. The following table shows, by line of business, the carrying amounts of reserves for claims and claim adjustment expenses that have been discounted, and the interest rates used for discounting for the years ended December 31:

	Discounted Reserves € mn			Amount of Discount € mn			Interest Rate used for discounting(1)
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Motor—TPL	632	589	569	446	414	396	1.40% - 5.25%	1.40% - 5.25%	1.40% - 6.00%
General Liability	190	170	178	164	150	162	1.40% - 5.25%	1.40% - 5.25%	1.40% - 6.00%
Personal Accident	325	293	267	201	182	170	2.25% - 4.00%	2.25% - 4.00%	2.75% - 4.00%
Workers Comp./Employers Liability	539	520	537	309	335	333	3.00% - 5.25%	3.00% - 5.25%	3.25% - 6.00%
Other	26	29	19	19	19	13	1.40% - 5.25%	1.40% - 5.25%	1.40% - 6.00%

Total	1,712	1,601	1,570	1,139	1,100	1,074

(1)	The wide range of interest rates is the result of the presentation of the above information by line of business thus each line reflecting interest rates used in various countries.

Asbestos and Environmental (A&E) Loss Reserves

There are significant uncertainties in estimating loss and LAE reserves for A&E. Reserves for asbestos-related illnesses and environmental clean up losses cannot be estimated using traditional actuarial techniques due to the long latency period and changes in the legal, socio-economic and regulatory environment. Case reserves are established when sufficient information is available to indicate the involvement of a specific insurance policy. In addition, IBNR reserves are established to cover additional exposures on both known and not yet reported claims. To the extent possible, A&E loss reserve estimates are based not only on claims reported to date, but also on a survey of policies that may be exposed to claims reported in the future (i.e., an exposure analysis).

In establishing liabilities for A&E claims, management considers facts currently known and the current state of the law and coverage litigation. However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpretation in the future, there is significant uncertainty regarding the extent of remediation and insurer liability. As a result, the range of reasonable potential outcomes for A&E liabilities provided in these analyses is particularly large. Given this inherent uncertainty in estimating A&E liabilities, significant deviation from the currently carried A&E reserve position is possible. For more information, refer to “Operating and Financial Review and Prospects—Critical Accounting Policies—Reserves for loss and loss adjustment expenses—Variability of reserve estimates—Asbestos claims reserves.”

While the U.S. A&E claims still represent a majority of the total A&E claims reported to the Allianz Group, the insurance industry is exposed to A&E claims on a global basis. We continue to analyze these non-U.S. A&E exposures. The results of our regular analysis of non-U.S. A&E reserves confirm our current level of carried A&E reserves without any need for additional reserve strengthening in 2008.

The following table summarizes the gross and net loss and LAE reserves for A&E claims.

As of December 31,	A&E Net Reserves	A&E Gross Reserves	As percentage of the Allianz Group’s Property-Casualty Gross Reserves
	€ mn	€ mn
2006	2,990	3,636	6.2%
2007	2,764	3,287	5.8%
2008	2,618	3,140	5.6%

The following table shows total A&E loss activity for the past three years.

Total Asbestos and Environmental:	Year Ended December 31,
	2008	2007	2006
	€ mn	€ mn	€ mn
Loss + LAE Reserves as of January 1	3,287	3,636	3,873
Less Loss and LAE Payments	(199)	(175)	(205)
Plus Change in Loss and LAE Reserves	52	(175)	(32)

Loss + LAE Reserves as of December 31	3,140	3,287	3,636

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

Allianz SE

Allianz SE operates as a reinsurer and holding company for our insurance, banking and asset management operating entities. As such, Allianz SE is supervised and regulated by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin). The BaFin monitors and enforces regulatory standards for banks, financial services institutions and insurance companies by supervising their activities in the financial markets. The BaFin is also responsible for the supervision of the Allianz Group as a financial conglomerate.

Effective January 2005, reinsurance companies in Germany such as Allianz SE are subject to specific legal requirements regarding assets covering their technical reserves. These assets are required to be appropriately diversified to prevent a reinsurer from relying excessively on any particular asset. Although Allianz SE currently meets these requirements, there can be no assurances as to the impact on Allianz SE of any future amendments to or changes in the interpretation of the laws and regulations regarding assets covering technical reserves of reinsurance companies, which could require Allianz SE to change the composition of its asset portfolio covering its technical reserves or take other appropriate measures.

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

In EU member states, insurance contracts are subject to laws and regulations implementing the so-called anti-discrimination EU directives. According to a newly proposed directive, differences in premiums and benefits of polices shall not be permitted unless they are based on relevant and accurate actuarial or statistical data. Such requirement could have a relevant impact on the whole industry. Consultations on the new proposal are not yet finished and consequently, we cannot assess the final impact of the new directive on our business.

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

On January 15, 2003, the EU Insurance Mediation Directive (2002/92/EC) became effective. The directive introduces obligations regarding information of the customers and the documentation of sales of insurance policies and was implemented in Germany in May 2007. The regulations lead to higher costs of administration and may increase the risk of litigation concerning selling practices.

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

As part of the health care reform of 2008, each private health insurer must from January 1st 2009 on, provide a new tariff that covers a basic medical treatment equal to the statutory health insurance (so called “basic tariff”). The access to this tariff must not be restricted by a medical risk assessment. The premiums may not exceed the premiums paid for the statutory health insurance. To meet these specifications the new basic tariff must be subsidized by the private health insurers. This has led to a rise in premiums for traditional private health insurance products.

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

U.S. property-casualty and life insurance companies are subject to insurance regulation and supervision in the individual states in which they transact business. Supervisory agencies in each state have broad powers to grant or revoke licenses to transact business, regulate trade practices, license agents, approve insurance policy terms and certain premium rates, set standards of solvency and reserve requirements, determine the form and content of required financial reports, perform insurance company market conduct examinations and prescribe the type, concentration, and amount of investments permitted. Insurance companies are subject to a mandatory financial audit every three to five years by state regulatory authorities, depending on the state of domicile, and every year by independent auditors. In addition, state Attorneys General have broad authority to investigate business practices within their respective states and to initiate legal action as they deem appropriate.

Although the federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways, including the Federal Fair Credit Reporting Act relating to the privacy of information used in consumer reports, the “Do Not Call” laws and the U.S.A. PATRIOT Act of 2001 relating to, among other things, the establishment of anti-money laundering programs. In addition, our property-casualty operations are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (commonly referred to as TRIA), which is administered by the U.S. Department of Treasury and provides for reinsurance from the U.S. government for major acts of terrorism.

Variable annuity insurance is subject to the jurisdiction of the U.S. Securities and Exchange Commission (SEC), including SEC requirements pertaining to registration and marketing of products. Variable annuity contracts are registered with the SEC as securities, and the issuing insurance companies are registered with the SEC as investment companies. Variable annuities are also subject to the jurisdiction of the Financial Industry Regulatory Authority (FINRA), a self-regulatory organization that is under oversight of the SEC. FINRA regulates the sales practices associated with variable annuities and is currently seeking comments on a variety of proposed new rules, which would impose specific sales practice standards and supervisory requirements on FINRA members for transactions in deferred variable annuities.

In December 2008, the SEC adopted Rule 151A, which will have the effect of causing most fixed index annuities (FIAs) to be categorized as “securities” subject to SEC jurisdiction, and also to be subject to the jurisdiction of FINRA. The Rule has been structured to become effective in January 2011. Several insurance companies issuing FIAs have filed a lawsuit challenging the validity of Rule 151A. As a result, there is not complete certainty as to whether, when, or in what form Rule 151A will finally become effective.

Federal and state regulators are investigating various selling practices in the annuity industry, including suitability reviews, product exchanges, and sales to seniors. Such investigations can lead to regulatory enforcement proceedings. Furthermore, Allianz Life is subject to ongoing market conduct examinations by several state insurance regulators that may lead to enforcement proceedings which could result in modifications to Allianz Life’s business processes, remediation, and/or penalties. State regulatory changes will likely continue to be focused around suitability and sales practices, but these proposals are still in the discussion stage and the potential impact on our operations, if any, is presently unknown.

There are a number of proposals for regulation that may significantly affect the U.S. market, such as proposals relating to the establishment of an optional federal charter for insurance and reinsurance companies; proposals to create a systemic risk regulator that would bring insurance regulation under the supervision of either the Department of Treasury or the Federal Reserve, employee benefits regulations; changes to pension and retirement savings laws; asbestos litigation; taxation; disclosure requirements; establishment of a federal reinsurance mechanism for natural catastrophes, legislation allowing bankruptcy judges to recalculate the terms and condition of residential mortgages, and a proposal allowing the automatic enrollment of employees for Income Retirement Accounts for small employers. While we anticipate the federal government to undertake significant regulatory reforms, the proposals related to these matters are very much in a preliminary stage and the impact upon our operations in the United States remains unknown. In addition, the impact of two other new federal laws, the Class Action Fairness Act of 2005 and the Pension Protection Act of 2006, upon our

U.S. operations will become clearer with time. However, positive results appear to have been realized as a result of the adoption of the Class Action Fairness Act of 2005. At the state level, asbestos litigation reform efforts continue, while legislation and court decisions continue to expand property casualty tort liability and bad faith exposure.

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

Banking, Asset Management and Other Investment Services

European Union

The supervision of banking, asset management and other investment services in the EU member states is primarily the responsibility of national authorities within the individual member states. However, the rules governing the regulation and supervision of these financial services have been harmonized by a number of EU directives, which have been or will be implemented in the member states. Most importantly, the national implementation of the EU Markets in Financial Instruments Directive (2004/39/EC) (MiFID) increased the level of harmonization for the operational structures and code of conduct rules for European investment firms. The EU Capital Requirements Directive (2006/48/EC and 2006/49/EC) primarily focuses on establishing harmonized minimum capital requirements for financial institutions and the EU Undertakings for Collective Investments in Securities Directive (1985/611/EEC), as amended from time to time, provides a European standard for the core asset management product in Europe. As a result of this harmonization, banking, asset management or investment service licenses granted in one EU member state are to be recognized in all other member states. Further, the directive on payment services in the internal market (2007/64/EC) represents the legal framework for the realization of the Single Euro Payments Area (SEPA).

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

There are currently various proposals for regulatory reforms and initiatives, in particular regarding the EU Capital Requirements Directive, the Deposit Guarantee Scheme, credit rating agencies and hedge funds. It is difficult to predict at this time whether changes resulting from new regulations in these areas will affect the asset management industry, our investment management businesses, or our banking businesses, and, if so, to what degree.

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

United States

Allianz Global Investors Fund Management LLC, Allianz Global Investors Solutions LLC, Allianz Global Investors Management Partners LLC, Allianz Global Investors Managed Accounts LLC, Allianz Alternative Asset Management U.S. LLC, Pacific Investment Management Company LLC, Oppenheimer Capital LLC, NFJ Investment Group LLC, Nicholas-Applegate Capital Management LLC, RCM Capital Management LLC and other financial services subsidiaries of Allianz SE in the United States are registered as investment advisers under the Investment Advisers Act of 1940. Many of the investments managed by these financial services subsidiaries, including a variety of mutual funds and other pooled investment vehicles, are registered with the SEC under the Investment Company Act of 1940. The investment advisory activities of these financial services subsidiaries are subject to various U.S. federal and state laws and regulations. These laws and regulations relate to, among other things, limitations on the ability of investment advisers to charge performance-based or non-refundable fees to clients, requirements to adopt Codes of Ethics governing personal securities transactions and other activities of employees, custody and safekeeping of clients assets, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an adviser or its affiliates and advisory clients, as well as general anti-fraud provisions.

Federal and state regulators continue to focus on the mutual fund and variable insurance product industries. As a result of publicity relating to widespread perceptions of industry abuses and the “subprime” crisis in 2007 and 2008, there have been numerous proposals for legislative and regulatory reforms, including, without limitation, mutual fund governance, new disclosure requirements, compensation arrangements, advisory fees, portfolio pricing, annuity products, hedge funds, regulation and distribution of equity index products, and other issues. It is difficult to predict at this time whether changes resulting from new laws and regulations will affect the U.S. asset management industry, or our investment management businesses, and, if so, to what degree.

Some U.S. financial services subsidiaries of Allianz SE are also registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are subject to extensive regulation. In addition, some of these subsidiaries are members of, and subject to regulation by, self-regulatory organizations such as the FINRA. The scope of broker-dealer regulation covers matters such as capital requirements, the use and safekeeping of customers’ funds and securities, advertising and other communications with the public, sales practices, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the self-regulatory organizations and to prevent improper trading on material non-public information, employee-related matters, limitations on extensions of credit in securities transactions, and clearance and settlement procedures.

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

Measures to Stabilize Financial Markets

In reaction to the crisis in the global financial markets, many countries have introduced rescue schemes for the financial sector. These schemes may include the granting of subsidies in form of guarantees facilitating the refinancing of the respective business, the infusion of liquidity (in form of voting or non-voting equity interests, senior or subordinated loans) or the acquisition of so-called “toxic” assets. Companies participating in these schemes are typically subject to various restrictions, e.g. with respect to dividend payments and executive remuneration. Details vary from country to country.

Although no member of Allianz Group has applied for such subsidies, there may be an impact on Allianz’ business results, e.g. as a result of depreciation in the value of instruments issued by companies participating in rescue programs. Limitation on their ability to pay dividends may reduce the return of those Allianz portfolios which invested into such companies. Further, certain jurisdictions, such as the United Kingdom have recently introduced draft legislation pursuant to which the terms of certain capital market instruments may be amended (Banking Bill 2009). National legislation may also provide for the nationalization of financial services providers.

ITEM 4A.	Unresolved Staff Comments

None

ITEM 5.	Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements including the notes thereto. The consolidated financial statements of the Allianz Group have been prepared in conformity with International Financial Reporting Standards (IFRS), as adopted under European Union (EU) regulations in accordance with section 315a of the German Commercial Code (HGB). The consolidated financial statements of the Allianz Group have also been prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB). The Allianz Group’s application of IFRSs results in no differences between IFRS as adopted by the EU and IFRS as issued by the IASB. Unless otherwise indicated, we have obtained data regarding the relative size of various national insurance markets from annual reports prepared by SIGMA, an independent organization which publishes market research data on the insurance industry. In addition, unless otherwise indicated, insurance market share data are based on gross premiums written and statutory premiums for our Property-Casualty and Life/Health segments, respectively. Data on position and market share within particular countries are based on various third-party and/or internal sources as indicated herein.

Critical Accounting Policies and Estimates

Goodwill

Goodwill resulting from business combinations represents the difference between the acquisition cost of the business combination and the Allianz Group’s proportionate share of the net fair value of identifiable assets, liabilities and certain contingent liabilities. Goodwill resulting from business combinations is not subject to amortization. It is initially recorded at cost and subsequently measured at cost less accumulated impairments. For impairment testing purposes, goodwill is allocated to the cash generating units that are expected to benefit from the synergies of the business combination as of the acquisition date. Significant judgment is involved in this estimate, and the actual resulting synergies of the business combination may not reflect the original estimate. During 2008, the Allianz Group has allocated goodwill to nine cash generating units in the Property-Casualty segment, six cash generating units in the Life/Health segment, one cash generating unit in the Banking segment, one cash generating unit in the Asset Management segment and one cash generating unit in the Corporate segment.

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

For all cash generating units in the Life/Health segment, with the exception of U.S. the fair value is based on an Appraisal Value which is derived from the Market Consistent Embedded Value and a multiple of the Market Consistent Value of New Business to reflect the companies ability to continue to write new business. The Market Consistent Embedded Value is an industry-specific valuation method and is in compliance with the general principles of the discounted earnings methods. The Market Consistent Embedded Value approach utilized is based on the Allianz Group’s Market Consistent Embedded Value guidelines.

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

During 2008, the Allianz Group’s annual impairment tests did not indicate a need to reduce the carrying value of goodwill. Sensitivity analyses with regards to discount rates and / or key value drivers of the business plans were performed.

Fair Value of Financial Instruments

The Allianz Group holds a number of financial instruments that are required to be measured at fair value under IFRS. These include trading assets and liabilities, financial assets and liabilities designated as carried at fair value through income, available-for-sale debt and equity securities, derivative instruments, financial assets and liabilities for unit-linked contracts and financial liabilities for puttable equity instruments. For most of these financial instruments, changes in fair value are included in net income. For others, such as available-for-sale investments and certain derivatives under hedge accounting rules, the changes in fair value are included in equity.

The fair values of financial instruments that are traded in active markets are based on quoted market prices or dealer price quotations on the last exchange trading day prior to and including the balance sheet date. The quoted market price used for a financial asset held by the Group is the current bid price; the quoted market price used for financial liabilities is the current ask price.

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. Valuation techniques are used which are based on market observable inputs when available. Such market inputs include references to recently quoted prices for identical instruments from an active market, quoted prices for identical instruments from an inactive market, quoted prices for similar instruments from active markets, quoted prices for similar instruments from inactive markets. Market observable inputs also include interest rate yield curves, option volatilities and foreign currency exchange rates. Where observable market prices are not available, fair value is based on appropriate valuation techniques using non-market observable inputs. Valuation techniques include net present value techniques, the discounted cash flow method, comparison to similar instruments for which observable market prices exist and other valuation models. Depending on the method used, different adjustments may be required for market, liquidity, credit or other risks in order to estimate the price at which an orderly transaction would take place between market participants at the measurement date.

The fair value of a financial instrument is determined using quoted prices for an identical instrument in active markets (Level I). If quoted prices for an identical instrument in active markets are not available, the fair value is determined using valuation-techniques based on observable market data (Level II). Otherwise valuation-techniques are used, for which any significant input is not based on observable market data (Level III).

The following table presents the fair value hierarchy for financial instruments carried at fair value in the consolidated balance sheet as of December 31, 2008.

As of December 31,	2008				2007
	Level I Quoted prices in active markets	Level II Valuation technique- market observable inputs	Level III Valuation technique- non market observable inputs	Total fair value	Total fair value(1)
	€ mn	€ mn	€ mn	€ mn	€ mn
Financial assets
Financial assets held for trading	1,020	1,550	54	2,624	163,541
Financial assets designated at fair value through income	7,295	4,129	192	11,616	21,920
Available-for-sale investments	190,820	46,710	4,569	242,099	268,001
Financial assets for unit-linked contracts	47,171	3,279	—	50,450	66,060
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	365	736	—	1,101	344

Total financial assets	246,671	56,404	4,815	307,890	519,866

Financial liabilities
Financial liabilities held for trading	63	1,018	5,163	6,244	124,083
Financial liabilities designated at fair value through income	—	—	—	—	1,970
Investment contracts with policyholders(2)	35,117	1,037	174	36,328	35,841
Financial liabilities for unit-linked contracts	47,171	3,279	—	50,450	66,060
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	19	189	—	208	2,210
Financial liabilities for puttable equity instruments	2,718	—	—	2,718	4,162

Total financial liabilities	85,088	5,523	5,337	95,948	234,326

(1)	Includes as of December 31, 2007 financial assets with a fair value of €201.8 bn and financial liabilities with a fair value of €140.6 bn related to the disposal group Dresdner Bank.
(2)	Excludes Universal Life-Type contracts under US GAAP SFAS 97.

For the vast majority of Allianz Group’s financial instruments carried at fair value in the consolidated balance sheet as of December 31, 2008, the fair value is determined using quoted prices in active markets for the identical instrument (Level I).

Available-for-sale investments assigned to Level II included corporate bonds of €23 bn and ABS-related instruments of €16 bn as of December 31, 2008 for which valuation techniques with observable market inputs are used.

The fair value of certain financial instruments is determined using valuation techniques with non market observable input parameters (Level III). Within financial assets designated at fair value through income these instruments comprise investments in private equity of €184 mn. Within available-for-sale investments these instruments relate to investments in private equity of €2.1 bn, investments in corporate bonds of €1.7 bn and corporate asset-backed-securities of €133 mn. Financial liabilities held for trading include €5.2 bn of embedded derivative financial instruments relating to annuity products.

Due to the sale of Dresdner Bank to Commerzbank on January 12, 2009 the table above does not include certain CDOs that Allianz Group has repurchased from Dresdner Bank after the completion of the sale to Commerzbank. The amount of these assets as of December 31, 2008 was €1.1 bn and is presented in non-current assets and assets from disposal groups classified as held for sale.

Due to the worldwide financial market crisis, some markets faced a significant shortage of liquidity, which affected the valuation techniques used by the Allianz Group to measure fair value. For certain financial instruments, the market has been completely illiquid and market prices were no longer available. In addition, the market prices of certain ABS-based products declined significantly.

For ABS-based products, the availability of price quotations from a functioning market was limited during 2008 and as of December 31, 2008. Therefore, the valuation of these financial instruments is mainly based on quoted market prices or current market values of substantially the same financial instruments. The market values used were taken from other market participants that management believes are representative of the market. In all other cases, Allianz used model-based valuation techniques. Regardless of the valuation technique used, such techniques reflect current market conditions and appropriate risk adjustments that management believes market participants would make. For more information on Allianz Group’s ABS exposure, please refer to “—Executive Summary—Impact of the Financial Markets Turbulence—Asset-backed securities exposure”.

The Allianz Group currently cannot provide a sensitivity analysis of the assumptions used in the fair value measurement of financial instruments. To the extent that financial instruments for which fair market values are determined using valuation techniques that are not based on observable market data are considered significant to Allianz’s consolidated financial statements in the future, Allianz intends to provide such a sensitivity analysis in future annual reports on Form 20-F to the extent applicable.

Impairments of Investments

Investments include held-to-maturity investments, available-for-sale debt and equity investments, investments in associates and joint ventures, and real estate held for investment.

Held-to-maturity securities are recorded at amortized cost using the effective interest method over the life of the security, less any impairment losses (“incurred loss model”). Available-for-sale securities are recorded at fair value, and changes in fair value are recorded within a separate component of equity; impairment losses are recorded in the income statement.

A held-to-maturity or available-for-sale debt security is impaired if there is objective evidence that a loss event has occurred, which has impaired the expected cash flows, i.e. all amounts due according to the contractual terms of the security are not considered collectible. Typically the impairment is due to deterioration in the creditworthiness of the issuer. Factors considered include industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, credit rating declines from a recognized credit rating agency and a breach of contract. A decline in fair value below amortized cost due to changes in risk free interest rates does not necessarily represent objective evidence of a loss event. Allianz Group’s policy considers for available-for-sale debt investments a significant decline to be one in which the fair value is 20% below the amortized cost for more than six months. This is applied individually by all subsidiaries.

An available-for-sale equity investment is considered to be impaired if there is objective evidence that the cost may not be recovered. Objective evidence that the cost may not be recovered, in addition to qualitative impairment criteria, includes a significant or prolonged decline in the fair value below cost. The Allianz Group’s policy considers a significant decline to be one in which the fair value is below the weighted-average cost by more than 20% and a prolonged decline to be one in which fair value is below the weighted-average cost for greater than nine months. This policy is applied individually by all subsidiaries.

If an available-for-sale equity investment is impaired based upon the Allianz Group’s qualitative or quantitative impairment criteria, any further declines in the fair value at subsequent reporting dates are recognized as impairments. Therefore, at each reporting period, for an equity security that is determined to be impaired based upon the Allianz Group’s impairment criteria, an impairment is recognized for the difference between the fair value and the original cost basis, less any previously recognized impairments.

In a subsequent period, if the amount of the impairment previously recorded on a debt security decrease and the decrease can be objectively related to an event occurring after the impairment, such as an improvement in the debtor’s credit rating, the impairment is reversed through other income from investments. Reversals of impairments of available-for-sale equity securities are not recorded.

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

Total unrealized losses on available-for-sale debt investments and held-to-maturity investments were €9,898 million and €4,264 million as of December 31, 2008 and 2007, respectively. Total unrealized losses on available-for-sale equity investments were €851 million and €467 million as of December 31, 2008 and 2007, respectively.

Impairments on investments in associates and joint ventures amounted to €72 million and €2 million as of 31 December, 2008 and 2007, respectively. Impairments on real estate held for investment, amounted to €128 million and €23 million as of 31 December, 2008 and 2007, respectively.(1)

Loan Impairments and Provisions

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

A loan is considered to be impaired when there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan, and that loss event has an impact on the estimated future cash flows of the loan that can be reasonably estimated (“incurred loss

(1)

These expenses are excluding the discontinued operations of Dresdner Bank that have been reclassified and presented in a separate line item “Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings”.

model”). If there is objective evidence that a loan is impaired, a loan loss allowance is recognized as the difference between the loan’s carrying amount and the present value of future cash flows, which includes all contractual interest and principal payments, discounted at the loan’s original effective interest rate and a corresponding impairment charge is recognized in the income statement.

Deferred Policy Acquisition Costs

DAC and PVFP amortization schedules are determined on a decentralized basis by our local operating entities. The assumptions used (e.g., investment yields, lapses, expenses and demographics) vary not only by geographical market and operating entity but also by line of business and sometimes even generation of business.

With respect to our major life business units, which comprise approximately 95% of reserves, DAC and PVFP, a central control process has been established at the Allianz Group-level in order to ensure that assumptions and calculations used to determine DAC and PVFP are reasonable, and to monitor potential loss recognition issues.

One method used to monitor trends and sensitivities to changes in assumptions is to compare the recoverability ratio over time using different levels of inputs. The recoverability ratio provides information regarding the percentage of future profits from the current portfolio that is needed to support the amortization of policy acquisition costs previously capitalized. The recoverability ratio is defined as DAC and PVFP, net of unearned revenue liabilities, divided by a best estimate of present value of future profits. Using best estimate operating assumptions, the recoverability ratio for the Allianz Group amounted to 51.5% as of December 31, 2007 and increased to 88.8% as of December 31, 2008 driven by the crisis in the financial markets, especially in the United States. Please note that these ratios are derived using risk-free interest rates; the corresponding figures with best estimate interest rates used in accordance with Allianz Group’s current accounting policy for insurance contracts, which is U.S. GAAP, are 48.4% as of December 31, 2007 and 51.4% as of December 31, 2008. As the recoverability ratio approaches 100%, it indicates that there is an increased risk of loss. A recoverability ratio of 100% or greater would result in a charge to the Allianz Group’s net income, as the deferred acquisition costs would not be recoverable.

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

Country	Carrying amount of DAC/PVFP, net of unearned revenue liabilities	Effect of +1% change in the yield curve	Effect of -1% change in the yield curve
	€ mn	€ mn	€ mn
Germany	6,802	—	—
France	508	7	(11)
Italy	578	—	—
U.S.	4,416	63	(76)
South Korea	544	—	1
Belgium	97	—	(1)
Switzerland	227	16	(35)
Austria	233	55	(21)

Movements in equity values would mainly have an impact on our variable annuity business in the United States. In all other major local operating units, such movements would not trigger any material loss recognition.

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

Reserves for Insurance and Investment Contracts and Financial Liabilities for Unit-Linked Contracts

The major components of reserves for insurance and investment contracts are aggregate policy reserves and reserves for premium refunds. Financial liabilities for unit-linked contracts include unit-linked insurance contracts and unit-linked investment contracts.

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

The aggregate policy reserves for universal life-type insurance contracts and unit-linked insurance contracts in accordance with SFAS 97 is equal to the account balance, which represents premiums received and investment return credited to the policy less deductions for mortality costs and expense charges. Deferred policy acquisition costs and PVFP for universal life-type and investment contracts are amortized over the expected life of the contracts in proportion to estimated gross profits (EGPs) based upon historical and anticipated future experience, which is determined on a best estimate basis and evaluated regularly. The present value of EGPs is computed using the interest rate that accrues to the policyholders, or the credited rate. EGPs include margins from mortality, administration, investment income including realized gains and losses and surrender charges. The effects of changes in EGPs are recognized in net income in the period revised.

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

The interest rate assumptions used in the calculation of aggregate policy reserves and the deferred acquisition costs were as follows:

	Long- duration Insurance Contracts (SFAS 60)	Traditional participating insurance Contracts (SFAS 120)
Aggregate policy reserves	2.5–6%	2.0–4.3%
Deferred acquisition costs	2.5–6%	3.1–5.2%

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

The aggregate policy reserves for unit-linked investment contracts is equal to the account balance, which represents premiums received and investment return credited to the policy less deductions for mortality costs and expense charges. The aggregate policy reserves for non unit-linked investment contracts is equal to amortized cost, or account balance less deferred policy acquisition costs. Deferred policy acquisition costs and PVFP for unit-linked and non unit-linked investment contracts are amortized over the expected life of the contracts in proportion to revenues.

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

The table below provide a breakdown of the Allianz Group’s aggregate policy reserves by country of our major Life/Health local operating entities as of December 31, 2008 (in millions of euros):

	Aggregate Policy Reserves				Other Reserves		Total	% of Allianz Group
Country	Long- duration insurance contracts	Universal- Life type insurance contracts	Traditional participating insurance contracts	Non-Unit-Linked Reserves	Unit- Linked Reserves	Market Value of Liability Options(1)
	(€ mn)
German Life	24	6,436	114,645	—	1,660	1	122,765	36.7%
German Health	14,160	—	—	—	—	—	14,160	4.2%
France	7,138	38,283	—	—	11,021	—	56,442	16.9%
Italy	7,359	11,456	—	139	20,340	—	39,294	11.8%
United States	1,583	36,891	—	153	8,473	5,104	52,204	15.6%
Switzerland	127	2,666	3,842	—	512	—	7,147	2.1%
Spain	3,991	815	—	260	47	—	5,112	1.5%
Netherlands	883	81	—	—	2,771	—	3,735	1.1%
Austria	—	—	3,232	—	347	—	3,579	1.1%
Belgium	4,200	1,432	—	—	235	—	5,866	1.8%
South Korea	3,338	1,443	—	—	499	8	5,288	1.6%
Taiwan	646	963	—	8	2,419	—	4,036	1.2%
Other countries	3,330	620	549	278	2,125	50	6,954	2.1%

Life/Health Total	46,779	101,085	122,268	839	50,450	5,163	326,583	97.7%

Other Segment/Consolidation	165	(25)	7,590	—	—	—	7,730	2.3%

Allianz Group Total	46,943	101,059	129,858	839	50,450	5,163	334,313	100.0%

(1)	“Market Value of Liability Options” represents mainly the value of the derivatives embedded in the equity-indexed annuity products of Allianz Life.

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

The reserves for premium refunds include the amounts allocated under the relevant local statutory or contractual regulations to the accounts of the policyholders and the amounts resulting from the differences between these IFRS based financial statements and the local financial statements (“reserve for deferred premium refunds”), which will reverse and enter into future profit participation calculations. Unrealized gains and losses recognized in connection with the valuation of securities available-for-sale are recognized in the reserve for deferred premium refunds to the extent that policyholders will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized. The profit participation allocated to participating policyholders or disbursed to them reduces the reserve. Any dividends allocated or disbursed over and above the reserve are recorded in other expenses.

Methods and corresponding percentages for participation in profits by the policyholders are set out below for the most significant countries for latent reserves:

Country	Base	Percentage
Germany
Life	Investments(1)	90%
Health	All sources of Profit	80%
France
Life	All sources of Profit	80%
Italy
Life	Investments	85%
Switzerland
Group Life	All sources of Profit	90%
Individual Life	All sources of Profit	100%

(1)	Additionally, 75% of risk result and 50% of all other results.

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

Aggregate policy reserves totaled €278,700 million and €264,243 million as of December 31, 2008 and 2007, respectively. Reserves for premium refunds totaled €17,195 million and €27,225 million as of December 31, 2008 and 2007, respectively. For further information regarding reserves for insurance and investment contracts, refer to Note 18 to our consolidated financial statements.

Reserves for Loss and Loss Adjustment Expenses

Within the Allianz Group, loss and LAE reserves are set locally by qualified individuals close to the business, subject to central monitoring and oversight by the actuarial department in Allianz SE (“Group Actuarial”). For a detailed description of the methods and approaches commonly used within the Allianz Group to determine reserves for loss and loss adjustment expenses, please refer to “Overview of Loss Reserving Process” within the “Property and Casualty Reserves” section of the business description within this document. This central oversight process ensures that reserves are set at the local level in accordance with Group-wide standards of actuarial practice regarding methods, assumptions and data. The key components of this central oversight process are:

•	Minimum standards for actuarial loss reserving;

•	Regular central independent reviews by Group Actuarial of reserves of local operating entities; and

•	Quarterly quantitative and qualitative reserve monitoring.

Each of these components is described further below.

Group-wide minimum standards of actuarial reserving define the reserving practices which must be conducted by each operating entity. These standards provide guidance regarding all relevant aspects of loss reserving, including organization and structure, data, methods, and reporting. Group Actuarial monitors compliance with these minimum standards through a combination of diagnostic review – i.e. formal qualitative assessment of the required components in the reserving process – and local site visits. Group Actuarial then communicates the results of this quality review to the local operating entity.

In addition, Group Actuarial performs independent reviews of loss and LAE reserves for key local operating entities on a regular basis. This process is designed such that all significant entities are reviewed once every year. Such a review typically starts with site visits to ensure that Group Actuarial updates their knowledge of the underlying business as well as the issues related to data and organization. Group Actuarial then conducts an analysis of reserves using data provided by the operating entity. Preliminary conclusions are then discussed with the local operating entity prior to being finalized. Any material differences between

Group Actuarial’s reserve estimates and those of the local operating entity are then discussed, and evaluated to determine if changes in assumptions are needed.

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

There are, however, two reserving segments for which changes in assumptions could have a material impact on the Group due to their volume and/or uncertainty:

•	German motor liability and

•	Asbestos claims reserves.

German Motor Liability

As a longstanding market leader in German motor insurance, Allianz holds a significant balance of motor liability reserves (€4,533 million gross as of December 31, 2008). Moreover, German motor liability claims are particularly long-tailed in nature. We estimate that approximately 62% of claims are paid after one year and 90% after eight years from the occurrence of the claim. Actuaries must rely on long data histories, but data from older accident years may be less predictive for current developments. Furthermore, sufficient data for extremely long development of bodily injury claims for 40 and more years are not available and, therefore, we extrapolate the ultimate loss amounts. As a result, changes in assumptions such as loss development patterns have a significant effect on estimated reserves.

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

In order to quantify the potential variability of asbestos claim reserves, we calculate a point best estimate reserve and a range of reasonable estimates of asbestos loss reserves for U.S. and non-U.S. asbestos in aggregate. This range is calculated by testing the sensitivity of reserve estimates to alternative assumptions. We would consider any estimate within the range to be reasonable. The range does not represent lower and upper bounds, and does not contain all of the possible loss results. Our best estimate represents the expected unpaid loss resulting from assumptions that we consider neither optimistic nor pessimistic. The lower and upper ends of the range represent unpaid losses that would result from optimistic and pessimistic, but reasonable, assumptions. It should be noted that there is a reasonable possibility that the actual loss amounts will fall outside that range. As of December 31, 2008, the high end of this range is €820 million higher than the best estimate; the low end of the range is €550 million lower than the best estimate.

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

Total Loss Reserves

Total reserves for loss and loss adjustment expenses amounted to €63,924 million and €63,706 million as of December 31, 2008 and 2007, respectively. For further information regarding reserves for loss and loss adjustment expenses, refer to Note 19 to our consolidated financial statements.

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

Pension and Similar Obligations

The Allianz Group has a number of defined benefit pension plans covering a significant number of its domestic and international employees, and in Germany, agents, too. The calculation of the expense and liability associated with these plans requires the extensive use of assumptions, which include the discount rate, expected rate of return on plan assets, rate of long-term compensation increase, post-retirement pension increase and mortality tables as determined by the Allianz Group. Management determines these assumptions based upon currently available market and industry data and historical performance of the plans and their assets. The actuarial assumptions used by the Allianz Group may differ materially from actual experience, due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. Any such differences could have a significant impact on the amount of pension expense recorded in future years.

We are required to estimate the expected rate of return on plan assets, which is then used to compute pension cost recorded in the consolidated statements of income. Estimating future returns on plan assets is particularly subjective as the estimate requires an assessment of possible future market returns based on the plan asset mix and observed historical returns. In 2008, we adjusted the weighted average expected rate of return on plan assets from 5.3% to 5.5%; in 2007, the weighted average expected return on plan assets was 5.3%.

Changes to Accounting and Valuation Policies

Refer to Note 3 to our consolidated financial statements.

Introduction

The following analysis is based on our consolidated financial statements and should be read in conjunction with those statements. We evaluate the results of our Property-Casualty, Life/Health, Banking, Asset Management and Corporate segments using a financial performance measure we refer to herein as “operating profit”. We define our segment operating profit as income from continuing operations before income taxes and minority interests in earnings, excluding, as applicable for each respective segment, all or some of the following items: income from financial assets and liabilities held for trading (net), realized gains/losses (net), impairments of investments (net), interest expense from external debt, amortization of intangible assets, acquisition-related expenses and restructuring charges.

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of operating results enhances the understanding and comparability of the performance of our segments by highlighting net income attributable to ongoing segment operations and the underlying profitability of our businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the fluctuating effects of the realized gains/losses or impairments of investments, as these are largely dependent on market cycles or issuer specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at our discretion. Operating profit is not a substitute for income from continuing operations before income taxes and minority interests in earnings or net income

(loss) as determined in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the IASB (or “IFRS”). Our definition of operating profit may differ from similar measures used by other companies, and may change over time. For further information on operating profit, as well as the particular reconciling items between operating profit and net income (loss), refer to Note 6 to our consolidated financial statements.

Operating profit should be viewed as complementary to, and not a substitute for, income from continuing operations before income taxes and minority interests in earnings or net income (loss) as determined in accordance with IFRS.

The Allianz Group uses total revenues in its analysis and discussion of the consolidated results of operations. Total revenues is a “non-GAAP financial measure” as defined by the rules of the SEC, which management uses to assess and measure the top line results of the core businesses within the Allianz Group. Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues. With the classification of Dresdner Bank as discontinued operations, the Banking segment’s operating revenues consist of continuing banking activities in Germany, France, Italy and Central and Eastern Europe. By providing a top line measure of sales revenues from the insurance products and financial services provided by all of the various core businesses of the Allianz Group, total revenues provide useful information to the investor. The following table reconciles total revenues to premiums written, the most comparable IFRS measure.

	PC	LH	Banking	AM	Cons	Group
2008
Premiums written	43,387	22,809	—	—	(25)	66,171
Add: Deposit premium for FAS 97 products	—	22,806	—	—	140	22,946

Total revenues P-C and L/H	43,387	45,615	—	—	115	89,117
Add: Interest and similar income	—	—	989	98	—	1,087
Less: Interest expense	—	—	(677)	(36)	—	(713)
Add: Fee and commission income	—	—	430	4,032	—	4,462
Less: Fee and commission expense	—	—	(193)	(1,158)	—	(1,351)
Income from financial assets and liabilities designated at fair value through income (net)	—	—	(5)	(77)	—	(82)
Other income	—	—	—	28	—	28

Total revenues Banking and Asset Management	—	—	544	2,887	—	3,431

Total revenues	43,387	45,615	544	2,887	115	92,548

	PC	LH	Banking	AM	Cons	Group
2007
Premiums written	44,289	21,522	—	—	(23)	65,788
Add: Deposit premium for FAS 97 products	—	27,845	—	—	167	28,012

Total revenues P-C and L/H	44,289	49,367	—	—	144	93,800
Add: Interest and similar income	—	—	883	135	—	1,018
Less: Interest expense	—	—	(558)	(54)	—	(612)
Add: Fee and commission income	—	—	528	4,403	—	4,931
Less: Fee and commission expense	—	—	(233)	(1,270)	—	(1,503)
Income from financial assets and liabilities designated at fair value through income (net)	—	—	2	31	—	33
Other income	—	—	—	14	—	14

Total revenues Banking and Asset Management	—	—	622	3,259	—	3,881

Total revenues	44,289	49,367	622	3,259	144	97,681

	PC	LH	Banking	AM	Cons	Group
2006
Premiums written	43,674	21,614	—	—	(13)	65,275
Add: Deposit premium for FAS 97 products	—	25,807	—	—	143	25,950

Total revenues P-C and L/H	43,674	47,421	—	—	130	91,225
Add: Interest and similar income	—	—	734	112	—	846
Less: Interest expense	—	—	(443)	(41)	—	(484)
Add: Fee and commission income	—	—	503	4,186	—	4,689
Less: Fee and commission expense	—	—	(235)	(1,262)	—	(1,497)
Income from financial assets and liabilities designated at fair value through income (net)	—	—	45	38	—	83
Other income	—	—	0	11	—	11

Total revenues Banking and Asset Management	—	—	604	3,044	—	3,648

Total revenues	43,674	47,421	604	3,044	130	94,873

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

The following table sets forth the reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments(2) and the Allianz Group as a whole for the years ended December 31, 2008 and 2007.

	Nominal total revenue growth	Changes in scope of consolidation	Foreign currency translation	Internal total revenue growth
	%	%	%	%
2008
Property-Casualty	(2.0)	(1.8)	(1.9)	1.7
Life/Health	(7.6)	2.1	(1.4)	(8.3)
Banking	(12.5)	0.5	—	(13.0)
Asset Management	(11.4)	(0.5)	(5.2)	(5.7)
thereof: Allianz Global Investors	(11.5)	0.1	(5.6)	(6.0)
Allianz Group	(5.3)	0.3	(1.7)	(3.9)

2007
Property-Casualty	1.4	1.3	(1.0)	1.1
Life/Health	4.1	0.1	(2.3)	6.3
Banking	2.6	—	—	2.6
Asset Management	7.1	0.8	(7.0)	13.3
thereof: Allianz Global Investors	6.3	—	(7.5)	13.8
Allianz Group	3.0	0.7	(1.8)	4.1

(1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, continuing Banking segment’s operating revenues and Asset Management segment’s operating revenues.

(2)	Segment growth rates are presented before the elimination of transactions between Allianz Group subsidiaries in different segments.

Executive Summary(1)

Year ended December 31, 2008 compared to year ended December 31, 2007

•	Underlying fundamentals remained strong despite difficult market environment.

•	Revenues fell by €5,133 million as sales in investment-oriented products were seriously impacted by the financial markets crisis.

•	Net income from continuing operations of €3,967 million in spite of net capital losses.

•	Sale of Dresdner Bank completed.

Year ended December 31, 2007 compared to year ended December 31, 2006

•	Strong earnings with net income from continuing operations of €7.3 billion.

•	Our continuing operations maintained their sustainable underlying profitability.

•	The turbulences in the financial markets hit our discontinued banking operations.

•	High quality asset base and a strong capitalization with shareholders’ equity of €47.8 billion.

2008 at a Glance

Difficult economic environment

The year under review was marked by the global financial and economic crisis that started in mid-2007 with the collapse of the housing market in the United States. The crisis that was initially observed within the banking sector accelerated in 2008 and spilled- over to various other sectors of the financial industry.

Serious disruptions in the global financial system led to deteriorating economic conditions and investors became much more risk averse. In September, the global financial system almost collapsed: large financial institutions faltered, leading to changes in business models, failures, mergers and nationalizations. Some economies were even on the verge of national bancruptcy. In consequence, the weak situation in the financial markets that was observable from falling stock markets and volatile credit spreads became even more intense in the fourth quarter of the year.

Equity markets extremely volatile

in %

(1)

The Allianz Group operates and manages its activities primarily through four operating segments: Property-Casualty, Life/Health, Banking and Asset Management. Effective January 1, 2006, in addition to our four operating segments and with retrospective application, we introduced a fifth business segment named Corporate. On August 31, 2008 the Allianz Group and Commerzbank AG agreed on the sale of Dresdner Bank AG (“Dresdner Bank”) to Commerzbank AG. Following the announcement of the sale, Dresdner Bank qualified as disposal group held-for-sale and discontinued operations. Therefore, results from these operations have been eliminated from our results of Banking operations and are now presented in a separate line item “net income from discontinued operations, net of income taxes and minority interests in earnings”. In addition to our continuing banking business, our Banking operations also reflect the results from those parts of Dresdner Bank that were not sold to Commerzbank: Oldenburgische Landesbank (OLB) and the banking clients that were introduced through our tied agents channel. Prior year figures have been restated respectively. For detailed information on the Allianz Group, our activities and structures, as well as the environment in which we operate please refer to “Information on the Company”.

Credit spreads at all time high

in bps

Interest rates at historic low levels

in %

Unprecedented levels of volatility

in %

Sale of Dresdner Bank completed

On August 31, 2008, Allianz SE (“Allianz”) and Commerzbank AG (“Commerzbank”) agreed on the sale of almost all of Dresdner Bank AG (“Dresdner Bank”) to Commerzbank. Following the announcement, Dresdner Bank qualified as held-for-sale and discontinued operations. Therefore, results from these operations have been eliminated from our results of Banking operations and are now presented in a separate line item “net income from discontinued operations, net of income taxes and minority interests in earnings”. In addition to our continuing banking business, our Banking operations also reflect the results from those parts of Dresdner Bank that were not sold to Commerzbank: Oldenburgische Landesbank (OLB) and the banking clients that were introduced through our tied agents channel.(1)

Overall, the loss from operations and the sale of Dresdner Bank for 2008 amounts to €6.4 billion. In addition, our results for the first quarter of 2009 will be burdened by another €0.4 billion stemming from unrealized gains and losses and foreign exchange movements which, according to IFRS 5, can only be taken after the completion of the transaction.(2)

(1)	For further information on the sale of Dresdner Bank, please refer to “—Information on the Company—Major Transactions”.
(2)	For further information on the impact of the sale of Dresdner Bank on Allianz Group’s results, please refer to “—Net income (loss) from discontinued operations”.

Allianz Group’s Consolidated Results of Operations

Year ended December 31, 2008 compared to Year ended December 31, 2007

In common with the industry, Allianz was affected by the difficult economic environment, which impacted both results and asset values to varying degrees across our business segments. Initially, the effects were only seen within our banking segment’s results with the major impact stemming from the investment banking activities of Dresdner Bank. In contrast, our other business segments proved to be resilient in the early part of the year. However, the worsening of the crisis progressively affected other segments. Sales of investment-oriented products slowed significantly, depressing results from our Life/Health and Asset Management businesses and we recorded a decline in our asset base driven by lower asset values. Furthermore, soaring impairments and decreased harvesting led to a decline in net income from continuing operations of 45.8% to €3,967 million. The situation in the financial markets had a strong impact on the results and the sale of Dresdner Bank.

Year ended December 31, 2007 compared to year ended December 31, 2006

The turbulences in the financial markets also impacted our business development. However, the impact varied depending on the different business segments. Most of our insurance operations were not affected by these developments. Similarly, the impact on our Asset Management segment and continuing banking operations were marginal. In contrast, we had to record a significant impact of this crisis within the discontinued banking operations of Dresdner Bank, with the substantial portion being attributable to some business units of Dresdner Bank’s investment banking activities.

Total revenues(1)

Total revenues

in € mn

Year ended December 31, 2008 compared to year ended December 31, 2007

On an internal basis(3) , total revenues decreased by 3.9%. Whereas we recorded slight growth within our Property-Casualty operations, sales of investment-oriented products within our Life/Health and Asset Management businesses suffered materially from the difficult market conditions. Foreign currency exchange effects were also a significant feature, lowering revenues by €1,690 million whereas deconsolidation effects only accounted for €325 million of the reduction. At €92,548 million, revenues were down by 5.3% on a nominal basis.

Year ended December 31, 2007 compared to year ended December 31, 2006

Our total revenues were up 3.0% to €97.7 billion. Foreign currency translation effects were a significant feature of fiscal year 2007, depressing total revenues by €1.7 billion. Total internal revenue growth(3) amounted to 4.1%. While Life/Health and Asset

(1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums Banking segment’s operating revenues and Asset Management segment’s operating revenues. Please refer to “—Introduction” for a reconciliation of total revenues to premiums written of the Allianz Group.

(2)	Compound annual growth rate (CAGR) is the year-over-year growth rate over a multiple-year period.
(3)

Internal total revenue growth excludes the effects of foreign currency translation as well as acquisitions and disposals. Please refer to “—Introduction” for a reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole.

Management grew strongly, with revenues increasing by 6.3% and 13.3% respectively, on an internal basis, Property-Casualty and Banking grew modestly.

Total revenues – Segments

in € mn

Year ended December 31, 2008 compared to year ended December 31, 2007

At €43,728 million, gross premiums written from Property-Casualty operations were up 1.7% on an internal basis, as we achieved selective growth in mixed pricing environments. Premium growth was largely driven by increased revenues from the United States. Activities in the emerging markets(2) also contributed to growth. On a nominal basis, gross premiums written decreased by 2.0% to €43,387 million. Gross premiums written for 2007 include €1,134 million of premiums relating to AGF’s health business. In 2008, this business was transferred to the Life/Health segment (comparatives not restated).

Statutory premiums from Life/Health insurance amounted to €46,297 million on an internal basis representing an 8.3% decline. Whereas sales remained solid in countries where traditional life business is strong, we recorded significantly lower revenues from unit-linked products and from bancassurance sales channels. On a nominal basis, revenues dropped by 7.6% to €45,615 million. This premium figure contains €1,199 million relating to AGF health business in 2008 (comparatives not restated).

Operating revenues from Banking(3) operations decreased by 12.5% to €544 million with all revenue components contributing to this development.

Despite the negative impact the crisis had on the fair value of our assets under management, we still generated positive net inflows in the first nine months of 2008. In contrast, we saw large outflows in the fourth quarter as a consequence of increased investment risk aversion of customers. Net inflows for the year as a whole were nil. Due to significant market-related depreciation, third-party assets under management declined by 8.0% to €703 billion at year end 2008. With this lower asset base, fee and commission income from Asset Management was down by 8.4% to €4,032 million. Other revenue components also contributed to the decline.

Year ended December 31, 2007 compared to year ended December 31, 2006

Property-Casualty Gross premiums written of €44.3 billion were up 1.4% on a nominal basis and 1.1% on an internal basis. With €635 million, our acquisitions in Russia and Kazakhstan contributed significantly to revenue growth. Foreign currency translation effects had a negative impact of €448 million.

We maintained our selective underwriting policy, focusing on diligent risk selection and profitable growth. In several of our core European markets, pricing trends were flat or negative, limiting the growth opportunities. Conversely, we were able to take advantage of strong profitable growth opportunities in emerging markets(2) which now make up more than 9% of total gross premiums written.

(1)	Total revenues include €115 mn, €144 mn and €130 mn from consolidation for 2008, 2007 and 2006, respectively.
(2)	New Europe, Asia-Pacific, South America, Mexico, Middle East, Africa.

(3)

Following the sale of almost all of Dresdner Bank to Commerzbank, our Banking segment reflects our existing banking operations as well as the Oldenburgische Landesbank and the banking clients from Dresdner Bank introduced through our tied agents channel.

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

Banking(1) Operating revenues in our Banking segment were up by 3.0% to €622 million. Net interest income and net fee and commission income grew strongly by 11.7% and 10.1%, respectively. The development of net trading income was significantly impacted by the turbulences in the financial markets resulting in a gain of €2 million compared to €45 million in the previous year.

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

Operating Profit

Year ended December 31, 2008 compared to year ended December 31, 2007

At €5,649 million, the Property-Casualty segment continued to deliver solid returns in operating profit although 10.3% lower than in the previous year. This decline was mainly attributable to a lower underwriting result. Our combined ratio increased to 95.1%.

Operating profit from the Life/Health business amounted to €1,206 million. The 59.7% decline was mainly due to weak equity markets and widening credit spreads which strongly impacted our net investment result.

In our continuing Banking(1) business, we recorded an operating loss of €31 million, after a profit of €32 million in 2007. Lower operating revenues and higher loan loss provisions were only partially outweighed by reduced operating expenses. The cost-income ratio increased by 6.3 percentage points to 100.4%.

At €926 million, the operating profit from our Asset Management segment declined by 31.9% after a strong year in 2007. This development was mainly driven by reduced revenues following lower third-party assets and higher expenses.

The operating loss from Corporate Activities decreased by 42.2% to €188 million mainly as result of lower administrative and investment expenses in the Holding Function.

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

Life/Health Operating profit grew by 16.8% to almost €3.0 billion with most operations contributing to this growth. The key drivers behind this improvement were strong revenue growth, especially

(1)

Following the sale of almost all of Dresdner Bank to Commerzbank, our Banking segment reflects our existing banking operations as well as the Oldenburgische Landesbank and the banking clients from Dresdner Bank introduced through our tied agents channel.

in the second half of the year. Our investment result also contributed significantly based on a higher asset base that led to higher dividend and investment payments. Furthermore the expense result and the technical result improved as well.

Banking(1) Operating profit nearly halved to €32 million, after €63 million in the prior year. Mainly higher administrative expenses at €589 million (2006: €550 million) driven by an increase in our non-personnel expenses led to this result. Our cost-income ratio was 94.1% (2006: 90.1%).

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

Corporate Segment Due to higher investment income and lower expenses, the operating loss was significantly reduced to €0.3 billion.

Net income from continuing operations

Net income from continuing operations

in € mn

Year ended December 31, 2008 compared to year ended December 31, 2007

Income from continuing operations before income taxes and minority interests in earnings was

(1)

Following the sale of almost all of Dresdner Bank to Commerzbank, our Banking segment reflects our existing banking operations as well as the Oldenburgische Landesbank and the banking clients from Dresdner Bank introduced through our tied agents channel.

(2)	Compound annual growth rate (CAGR) is the year-over-year growth rate over a multiple-year period.

almost halved to €5,473 million. Tax expenses were also reduced by 50.0% to €1,287 million. Against this background the effective tax rate was almost stable, down 0.8 percentage points to 23.5%. Consequently, net income from continuing operations was down by 45.8% to €3,967 million.

Income tax expenses were reduced to €1,287 million due to lower taxable income as well as tax-exempted capital gains and dividends that were only partly offset by trade tax and similar taxes.

Due to the lower pre-tax income and the AGF minority buy-out in 2007, minority interests in earnings decreased by 67.6% to €219 million.

Year ended December 31, 2007 compared to year ended December 31, 2006

Net income from continuing operations increased by 10.2% to €7.3 billion.

Compared to 2006, the balance of non-operating net realized gains and impairments was lower, and interest expense from external debt was higher. These negative impacts were partially compensated by lower restructuring charges.

Realized gains (net) which are not shared with policyholders, were €434 million lower than last year, albeit still at a high level of €2,379 million. This was mainly driven by large harvesting transactions in the first quarter of 2007, when we took advantage of market conditions. With write-downs amounting to €294 million, impairments on investments were €148 million higher compared to 2006.

The remaining balance of unrealized gains on equity securities amounted to €11.0 billion as of December 31, 2007, net of tax and policyholder participation.

Interest expense from external debt increased by €276 million to €1,051 million, mainly in connection with bridge financing for the acquisition of the outstanding minority interests in AGF.

Restructuring charges amounted to €166 million, €236 million less than last year. In 2006, restructuring charges stemmed primarily from our restructuring plan for the Allianz Group’s insurance operations in Germany. The charges in

2007 related mainly to the restructuring of our local subsidiaries in Italy, and the set-up of a shared IT services infrastructure in Europe.(1)

The tax charge of €429 million in 2006 was related to reclassification of policyholder participation in tax benefits arising in connection with tax-exempt income in the Life/Health segment. In the segment reporting, this effect is represented within operating items.

Our effective tax rate of 24.3% and income tax expense of €2,572 million were significantly higher than in 2006, where the one-off benefit of €521 million from capitalization of corporate tax credits in Germany significantly reduced the effective tax rate. Furthermore, a higher income before income taxes and minority interests in earnings of €10,563 million (2006: €9,563 million) contributed to this development. The German corporate tax reform 2008 (“Unternehmensteuergesetz 2008”) led to a reduction of income tax rates for German corporations from fiscal year 2008. The resulting revaluation of deferred tax positions resulted in a positive effect on net income in 2007 of €291 million.

Minority interests were €528 million lower, primarily due to the RAS minority buy-out completed in 2006 and the AGF minority buy-out in 2007.

Net income (loss) from discontinued operations

Year ended December 31, 2008 compared to year ended December 31, 2007

Due to the structure of the sale of Dresdner Bank, Allianz ceased to be exposed to changes in the results of Dresdner Bank Group from the signing date of the transaction. Instead Allianz is exposed to changes in the fair value of its stake in Commerzbank. Therefore, the loss from discontinued operations is mainly subject to changes in the fair value of the consideration received.

As disclosed in our interim report for the third quarter of 2008, the loss from discontinued operations amounted to €3.5 billion, stemming from

(1)	Please refer to Note 49 to our consolidated financial statements for further information on our restructuring plans.

Dresdner Bank’s net loss of €2.1 billion until the change in ownership and an impairment charge of €1.4 billion, reflecting the difference between the fair value of considerations agreed (€7.8 billion) and the historical carrying value of Dresdner Bank of €9.2 billion. Between October 1, 2008 and the date of completion of the transaction on January 12, 2009, the fair value of the agreed consideration declined by €2.7 billion.

Changes in consideration and fair value

in € bn

Including other charges of €0.2 billion the overall result from discontinued operations for 2008 amounted to €6,411 million coming from a gain of €650 million.

€ bn
Dresdner Bank’s net loss until the change in ownership	(2.1)
Impairment charge	(1.4)
Net loss from discontinued operations 1/1/2008 – 9/30/2008	(3.5)
Change in fair value of the agreed consideration	(2.7)
Other	(0.2)

Net loss from discontinued operations 1/1/2008 – 12/31/2008	(6.4)
First quarter 2009	(0.4)

Total	(6.8)

(2)	€0.25 bn cash received in exchange for cancellation of trust fund valued at €0.1 bn.
(3)	€1.4 bn cash received as compensation for reduction in number of Commerzbank shares by 152 mn valued at €2.4 bn.
(4)	Marked-to-market as of January 12, 2009.

Year ended December 31, 2007 compared to year ended December 31, 2006

Net income from discontinued operations increased by 70.6% to €650 million.

Operating revenues from discontinued operations of Dresdner Bank amounted to €4,918 million, down 21.4% compared to the previous year. This development resulted mainly from the effects of the financial markets turbulence which heavily impacted net trading income. Operating expenses, at €4,447 million, were 12.1% lower and loan loss provisions showed net releases of €131 million in 2007, after net additions of €31 million last year. The positive impacts from lower operating expenses and the development of loan loss provisions, however, could not compensate for the drop in operating revenues. As a result, operating profit nearly halved to €602 million. Higher net realized gains, and lower net impairments as well as restructuring charges led to a gain from non-operating items of €403 million in 2007, compared to a loss of €407 million in the previous year. As the favorable change of non-operating items of €810 million more than offset the drop in operating profit of €565 million, the result from discontinued operations before income taxes and minority interests in earnings was up by €245 million to €1,005 million. Income tax expenses and minority interests in earnings remained stable.

Net income (loss)

Year ended December 31, 2008 compared to year ended December 31, 2007

The net loss for 2008 amounted to €2,444 million compared to a net income of €7,966 million a year ago.

Year ended December 31, 2007 compared to year ended December 31, 2006

Net income grew by 13.5% to almost €8.0 billion.

Earnings per share

The following graph presents our basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006.

Earnings per share(1)

in €

Year ended December 31, 2008 compared to year ended December 31, 2007

The net loss translates into negative basic earnings per share of €5.43 (diluted: €(5.47)). Taking only net income from continuing operations into account, basic earnings per share were €8.81 (diluted: €8.59).

Year ended December 31, 2007 compared to year ended December 31, 2006

The net income translates into basic earnings per share of €18.00 (diluted: €17.71). Taking only net income from continuing operations into account, basic earnings per share were €16.53 (diluted: €16.26).

(1)	Refer to Note 50 to our consolidated financial statements for further details.

Shareholders’ equity

The following graph presents our shareholders’ equity as of December 31, 2008, 2007 and 2006.

Shareholders’ equity(1)

in € mn

Year ended December 31, 2008 compared to year ended December 31, 2007

As of December 31, 2008, shareholders’ equity amounted to €33,684 million, down €14,069 million from previous year. Main drivers for the decline were net unrealized losses from investments of €8,459 million, the dividend payment of €2,472 million and the net loss amounting to €2,444 million.

(1)	Does not include minority interests.
(2)	Compound annual growth rate (CAGR) is the year-over-year growth rate over a multiple-year period.

Year ended December 31, 2007 compared to year ended December 31, 2006

As of December 31, 2007, shareholders’ equity amounted to €47,753 million, down €1,897 million from the previous year. Additions to the shareholders’ equity were primarily the 2007 net income of €7,966 million and a capital increase of €2,765 million for the execution and financing of the AGF minority buy-out. The goodwill related to the minority buy-outs of AGF and Allianz Leben amounting to €6,966 million was recorded as a reduction of shareholders’ equity. Together with the transfer on disposal of unrealized gains and losses to realized of €2,484 million were these the largest downward movements. Furthermore, foreign currency translation effects of €1,446 million and the dividend payment of €1,642 million contributed to the overall reduction in shareholders’ equity.

The following table summarizes the total revenues, operating profit and net income for each of our segments for the years ended December 31, 2008, 2007 and 2006, as well as the IFRS consolidated net income of the Allianz Group.

	Property- Casualty	Life/ Health	Banking	Asset Management	Corporate	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2008
Total revenues	43,387	45,615	544	2,887	—	115	92,548
Operating profit (loss)	5,649	1,206	(31)	926	(188)	—	—
Non-operating items	287	(533)	(130)	(293)	(1,156)	—	—
Income (loss) from continuing operations before income taxes and minority interests in earnings	5,936	673	(161)	633	(1,344)	(264)	5,473

Income taxes	(1,489)	(260)	54	(249)	631	26	(1,287)
Minority interests in earnings	(112)	(86)	(7)	(5)	(12)	3	(219)

Net income (loss) from continuing operations	4,335	327	(114)	379	(725)	(235)	3,967
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	—	—	(6,304)	—	—	(107)	(6,411)

Net income (loss)	4,335	327	(6,418)	379	(725)	(342)	(2,444)

2007
Total revenues	44,289	49,367	622	3,259	—	144	97,681
Operating profit (loss)	6,299	2,995	32	1,359	(325)	—	—
Non-operating items	962	107	13	(494)	(29)	—	—
Income (loss) from continuing operations before income taxes and minority interests in earnings	7,261	3,102	45	865	(354)	(356)	10,563

Income taxes	(1,656)	(897)	10	(342)	217	96	(2,572)
Minority interests in earnings	(431)	(214)	—	(25)	(21)	16	(675)

Net income (loss) from continuing operations	5,174	1,991	55	498	(158)	(244)	7,316
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	—	—	322	—	—	328	650

Net income (loss)	5,174	1,991	377	498	(158)	84	7,966

2006
Total revenues	43,674	47,421	604	3,044	—	130	94,873
Operating profit (loss)	6,269	2,565	63	1,290	(831)	—	—
Non-operating items	1,291	135	13	(555)	(156)	—	—
Income (loss) from continuing operations before income taxes and minority interests in earnings	7,560	2,700	76	735	(987)	(521)	9,563

Income taxes	(2,075)	(641)	(1)	(278)	824	451	(1,720)
Minority interests in earnings	(739)	(416)	(6)	(53)	(16)	27	(1,203)

Net income (loss) from continuing operations	4,746	1,643	69	404	(179)	(43)	6,640
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	—	—	849	—	—	(468)	381

Net income (loss)	4,746	1,643	918	404	(179)	(511)	7,021

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues. Please refer to “—Introduction” for a reconciliation of total revenues to premiums written of the Allianz Group.

Impact of the Financial Markets Turbulence

The financial markets crisis had its root cause in the subprime crisis, when rising defaults on subprime mortgages in the United States resulted in significant deterioration of prices for securitized assets. Primarily, this affected collateralized debt obligations (CDOs) and residential mortgage-backed securities especially those originating in the United States (U.S. RMBS). The revaluation of these assets resulted in massive write-downs in the industry. Subsequently, uncertainty about the extent and distribution of losses arose and the interbank market started to freeze. This prompted central banks to take concerted action and provide the capital markets with additional liquidity.

In 2008, the crisis that started as a subprime mortgage crisis, broadly spilled over to other sectors of the financial industry and ultimately also hit the real economy. The year has been characterized by weak equity markets, volatile credit spreads and further declines in U.S. house and mortgage prices. The downgrading of monoline insurers (“monoliners”) led to further writedowns on derivatives contracts banks held with the insurers. Investors faced further downgrades and market losses on insured bonds. In September, the global financial system almost collapsed: large financial institutions faltered, leading to changes in business models, failures, mergers and nationalization. Furthermore, some economies were on the verge of national bancruptcy. These developments led to continuously deteriorating market sentiments and falling stock markets worldwide. Ultimately, governments took coordinated actions and announced rescue plans and guarantees for distressed institutions.

In common with the industry, Allianz was affected by the turbulence in the financial markets, which impacted both results and asset values. However, the impact varied across our business segments.

Our operations were significantly impacted by impairments on equity and fixed-income securities as well as lower sales of investment-oriented life insurance and asset management products. In addition, credit spread widening, higher volatility and lower interest rates impacted our trading and fair value option (FVO) result significantly.

Impact on the assets of our continuing operations

	2008	2007
	€ mn	€ mn
Operating
Equities	(5,924)	(882)
Fixed-income	(261)	(1)
Real estate	(14)	(8)
Impairments	(6,199)	(891)
Fair value option / Trading	(733)	(782)

Non-operating
Equities	(2,882)	(276)
Fixed-income	(354)	(11)
Real estate	(60)	(7)
Impairments	(3,296)	(294)
Fair value option / Trading	47	(35)

Asset-backed securities exposure

Of our Property-Casualty asset base, asset-backed securities (ABS) made up €4.4 billion as of December 31, 2008, which is around 5% of our asset-base. CDOs accounted for €0.1 billion of this amount.

Within our Life/Health asset base, ABS amounted to €15.3 billion as of December 31, 2008, which is less than 5% of total Life/Health assets. Of these, €0.3 billion are CDOs. Unrealized losses on CDOs of €10 million were recorded in our shareholders’ equity.

Subprime exposures within CDOs of the insurance portfolio were negligible.

As part of the transaction with Commerzbank on January 12, 2009, Allianz committed to purchase certain CDOs with a notional value of approximately €2 billion for consideration of €1.1 billion. The CDOs were purchased at fair value and the transaction was executed in February 2009.

Monoline Exposure

As of December 31, 2008, Allianz’s monoline exposure amounted to €547 million (December 31, 2007: €405 million), which mainly relate to bond insurance on U.S. municipal bonds.

Breakdown of exposure by rating class

in %

Bond insurer exposure as of December 31, 2008 (in € mn)

	Monoliner 1	Monoliner 2	Monoliner 3	Monoliner 4	Other	Total
Underlying Rating/Insurer Rating	BAA	CAA	AA	BAA
AAA	2	0	0	35	0	37
AA	60	2	93	239	0	394
A	10	0	33	55	3	101
BAA	14	1	1	1	0	16

Total	85	3	126	330	3	547

Bond insurer exposure as of December 31, 2007 (in € mn)

	Monoliner 1	Monoliner 2	Monoliner 3	Monoliner 4	Other	Total
Underlying Rating/Insurer Rating	AAA	AAA	AAA	AAA
AAA	1	0	0	0	0	1
AA	39	85	67	95	0	286
A	9	12	30	36	0	86
BAA	19	0	1	11	0	32

Total	68	97	98	142	0	405

Impact on discontinued operations of Dresdner Bank

Dresdner Bank was engaged in various business activities involving structured products. As presented in the table below, these comprise ABS, credit enhancements, conduits, leveraged buy-out commitments (LBO) and structured investment vehicles (SIV). Furthermore, Dresdner Bank has sold credit protection for third-party ABS and has re-insured these positions with monoliners. With the sale of Dresdner Bank in January 2009, Allianz’s exposure to these structured products was transferred to Commerzbank, with the exception of the aforementioned CDOs repurchased by Allianz in February 2009, as well as a continuing minority interest in a Dresdner Bank-sponsored SPE with assets of €40 million as of December 31, 2008, as further described under “Balance Sheet Review—Consolidated Special Purpose Entities” and “Balance Sheet Review—Off-Balance Sheet Arrangements”.

Area of focus	Exposure definition	Exposure		Negative impact on operating profit
		12/31/2007	12/31/2008	4Q 2008	2008
		€ bn	€ bn	€ mn	€ mn
1. LBO commitments	Gross exposure	4.5	3.4	572	662
2. Conduits business	Drawn and funded amounts	4.0	4.6	—	—
3. ABS
a. CDOs(1)	Net exposure(2)	1.5	2.3	511	1,510
b. U.S. RMBS	Net exposure(2)	1.4	0.6	134	714
c. Other ABS	Net exposure(2)	6.3	2.2	232	356
4. Credit enhancements	Gap risk/second loss	2.9	1.6	24	61
5. Monolines	Net counterparty risk(3)	0.8	2.4	694	1,007
6. K2	Gross exposure	16.4	4.7	542	693

(1)	In January 2009, Allianz repurchased certain CDOs from Dresdner Bank. For further information please refer to “—Impact on Balance Sheet Review—Off-Balance Sheet Arrangements”.
(2)	After markdowns
(3)	Gross counterparty risk after counterparty default adjustments (CDA)

Recently Adopted and Issued Accounting Pronouncements and Changes in the Presentation of the Consolidated Financial Statements

For information on recently adopted and issued accounting pronouncements please refer to Note 3 to our consolidated financial statements.

Events After the Balance Sheet Date

Refer to “—Recent and Expected Developments—Economic Outlook” and Note 52 to the consolidated financial statements.

Property-Casualty Insurance Operations

Year ended December 31, 2008 compared to year ended December 31, 2007

•	Strong operating profit of €5,649 million largely unaffected by financial market crisis.

•	Selective growth achieved in mixed pricing environments.

•	Combined ratio of 95.1% close to our target.

Year ended December 31, 2007 compared to year ended December 31, 2006

•	Emerging markets contributed more than €4 billion to steadily growing premiums.

•	Profitability sustained throughout the cycle.

•	Combined ratio of 93.6%.

Earnings Summary

Gross premiums written

Gross premiums written-Internal growth rates(1)

in %

(1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Year ended December 31, 2008 compared to year ended December 31, 2007

Gross premiums written(2)

At €43,728 million, gross premiums written were 1.7% ahead of the previous year on an internal basis. Despite a slightly negative pricing impact of approximately 0.5% for the segment, which stemmed from ongoing soft markets in many countries, we achieved selective growth. Premiums increased in the United States and organic growth was evident in South America, France, Poland and our Travel Insurance and Assistance Services business, among others. On a nominal basis, premium growth was impacted by the transfer of AGF’s health business to the Life/Health segment in 2008 (respective premiums in 2007: €1,134 million). Furthermore, negative currency translation effects amounted to €821 million. Overall, gross premiums written were down by 2.0% to €43,387 million.

Gross premiums written at Allianz Sach in Germany decreased—both on an internal and on a nominal basis—by 0.9% or €81 million, in particular due to the soft pricing conditions in the motor insurance market.

In the United States, gross premiums written grew by 11.1% or €480 million on an internal basis. In the face of continued pricing pressure, we observed declining revenues in many lines of business. We estimate the negative price effect on premiums written in 2008 to be 3.2%. Excluding the contribution from crop insurance business, internal premiums were down by 5.2%. A negative foreign currency translation effect also impacted growth by €366 million. Nominal growth in the United States was 2.6%.

In Italy, premiums declined by €471 million or 9.0% on an internal basis. This shortfall was mainly due to a significant decrease in motor insurance business, driven by a lower number of new car registrations and our rigorous underwriting approach.

(2)

We comment on the development of our gross premiums written on an internal basis; meaning adjusted for foreign currency translation and (de-)consolidation effects in order to provide more comparable information. Please refer to “—Introduction” for a reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole.

Furthermore, prices were impacted by the Bersani law, which resulted in a market-wide price reduction. The negative pricing impact on our Italian business is estimated to be 2.8%. On a nominal basis, premiums declined by 9.3%.

On an internal basis, revenues in France were up by 1.2% or €48 million, supported by a positive price effect of approximately 1.9%. On a nominal basis, the €1,156 million decrease in revenues was mainly due to the transfer of AGF’s health business to the Life/Health segment.

In South America, premiums increased by €181 million or 20.6%, mainly driven by Brazil where all lines of business experienced growth, motor insurance in particular. On a nominal basis, premiums were up by 14.3%.

Adjusted for the consolidation of ROSNO and Progress Garant in Russia as well as ATF-Polis in Kazakhstan, internal revenue growth in New Europe amounted to €99 million or 3.6%. The main driver of this development was motor insurance business in Poland and increased property business in Slovakia. On a nominal basis, revenues in New Europe grew by 11.6%.

Nominal growth in the emerging markets(1) in total amounted to 12.8%. Together, these markets contributed €4,835 million (2007: €4,286 million) or 11.1% (2007: 9.7%) to total gross premiums written.

Travel Insurance and Assistance Services recorded an increase in gross premiums written of €89 million or 7.8%, on both an internal and nominal basis.

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

(1)	New Europe, Asia-Pacific, South America, Mexico, Middle East, Africa.

The revenue development remained mixed across our different regions. We recorded strong premium growth of €962 million in our emerging markets which compensated for flat or even negative revenue trends in the more mature markets. This shows that our strategy of expansion into emerging markets is paying off. Together, these markets contributed €4,286 million (2006: €3,324 million) or 9.7% (2006: 7.6%) to total gross premiums written.

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

In Spain, revenues increased by €123 million. Here, our operations outperformed the market in all lines of business despite the weak situation in the motor market. Main contributions came from industrial and personal lines.

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

At Allianz Sach within Germany, we closely monitored pricing developments in order to maintain profitability. Due to a weak market environment and higher no claims bonuses in motor insurance, revenues declined by €114 million. Furthermore, internal reinsurance business at Allianz SE, which we also show within Germany, was significantly reduced as we optimized internal reinsurance arrangements in the year under review. Overall premiums in Germany were down by €681 million.

In the United States we recorded revenues of €4,306 million. At Fireman’s Fund Insurance Company (Fireman’s Fund) we saw a decline of €206 million from the prior year, primarily reflecting the decline in the U.S. Dollar compared to the Euro. On a U.S. Dollar basis, growth amounted to 3.8% and we saw a satisfying business performance, coming predominantly from crop insurance business and personal lines.

Our operations in Italy showed a decline in gross premiums written of €167 million mainly due to stagnation in the motor market and the impact from a new regulation, the so-called Bersani law, which resulted in an overall price reduction.

In the United Kingdom the decrease of €160 million in revenues was due to the internal transfer of large risk business to Allianz Global Corporate & Specialty (AGCS). Otherwise, premium volume increased by €185 million mainly coming from personal motor and commercial lines.

Gross premiums written by region as of December 31, 2008 (December 31, 2007)(1)

in %

(1)

After elimination of transactions between Allianz Group companies in different geographic regions and different segments. Gross premiums written from our specialty lines have been allocated to the respective geographic regions.

Operating profit

Operating profit

in € mn

Year ended December 31, 2008 compared to year ended December 31, 2007

Despite the challenging market conditions, the segment delivered another solid operating profit of €5,649 million, albeit 10.3% below previous year’s value. This is the result of our disciplined underwriting approach, cost control and a stable investment income. The decline was mainly attributable to a lower underwriting result, the majority of which related to credit insurance and the U.S. crop insurance business. The overall higher claims level was partly compensated by a reduction in expenses.

The combined ratio of 95.1% was close to our target level albeit 1.5 percentage points above 2007, mainly impacted by a 2.2 percentage points increase in the accident year loss ratio, to 71.8%. In our Credit Insurance business at Euler Hermes, we observed an increase in payment delays, which are the industry’s lead indicator for future defaults. In addition, the number of insolvencies—such as the large retailer Woolworths—started to increase. As a result, the accident year loss ratio for credit insurance was 85.0%, after 57.1% in 2007. Following a slump in commodity prices in the United States at the end of September, we experienced a lower underwriting result from crop insurance amounting to €(7) million, down from €79 million in 2007.

In 2008, an increase in overall claims severity was partly compensated by a slightly lower claims frequency. We benefited from a lower level of natural catastrophe claims, which accounted for €667 million compared to €774 million in 2007. Major claims in 2008 were the windstorm Emma and the hailstorm Hilal as well as hurricane Ike with €168 million, €135 million and €159 million net impact on the Group, respectively. In contrast to natural catastrophe claims, the impact of other large claims was higher compared to the prior year. There was a favourable net development in prior years’ loss reserves was of 3.8%. Overall, the calendar year loss ratio increased by 1.9 percentage points to 68.0%.

Acquisition and administrative expenses decreased by 2.4% to €10,356 million. This was due to a significant reduction in adminstrative expenses, partly driven by further efficiency improvements contributing savings of €120 million. As a result, our expense ratio improved by 0.4 percentage points to 27.1%.

Interest and similar income was stable at €4,477 million. Higher interest income on debt securities due to an increase in investment volume was offset by the decline in dividend income due to an equity reduction program. Our net outflows from equity investments amounted to €5.0 billion in 2008.

Net investment income decreased by €562 million. While interest and similar income was stable, we recorded shortfalls in other investment income, such as the negative market performance of special funds (fair value option, FVO) mainly at AGF, amounting to approximately €(0.2) billion. Additionally, expenses from foreign exchange hedges contributed to the decrease.

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

The accident year loss ratio increased by 2.0 percentage points to 69.6%. Furthermore, previous year’s loss ratio was on a generally lower level.

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

Non-operating result

Year ended December 31, 2008 compared to year ended December 31, 2007

The non-operating result decreased by €675 million to €287 million, primarily as a result of higher impairments of investments. These impairments more than offset higher net realized gains.

Net realized gains from investments increased by €916 million to €2,349 million mainly due to forward sales of participations in RWE, Linde and Siemens which were already locked-in in 2007.

Non-operating impairments on investments increased by €1,736 million to €2,012 million, reflecting the overall weakness in the financial markets.

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

Net income

Year ended December 31, 2008 compared to year ended December 31, 2007

The lower operating profit and the decrease in non-operating items were the main drivers of the 16.2% reduction in net income to €4,335 million.

Income tax expenses decreased to €1,489 million. The effective tax rate increased from 22.8% to 25.1%. The low tax rate in 2007 was mainly driven by tax benefits due to the tax reform in Germany and tax rate changes in Italy and France.

Minority interests in earnings of €112 million showed a decline on the prior year following the minority buy-out at AGF.

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

The following table sets forth our Property-Casualty insurance segment’s income statement, loss ratio, expense ratio and combined ratio for the years ended December 31, 2008, 2007 and 2006.

Property-Casualty segment information(1)

	2008	2007	2006
	€ mn	€ mn	€ mn
Gross premiums written(2)	43,387	44,289	43,674
Ceded premiums written	(4,972)	(5,320)	(5,415)
Change in unearned premiums	(202)	(416)	(309)

Premiums earned (net)	38,213	38,553	37,950

Interest and similar income	4,477	4,473	4,096
Operating income from financial assets and liabilities carried at fair value through income (net)(3)	(158)	144	106
Operating realized gains/losses (net)(4)	37	46	46
Fee and commission income	1,247	1,178	1,014
Other income	271	122	69
Income from fully consolidated private equity investments	3	—	—

Operating revenues	44,090	44,516	43,281

Claims and insurance benefits incurred (net)	(25,986)	(25,485)	(24,672)
Changes in reserves for insurance and investment contracts (net)	3	(339)	(425)
Interest expenses	(295)	(402)	(273)
Loan loss provisions	(17)	(6)	(2)
Operating impairments of investments (net)(5)	(437)	(67)	(25)
Investment expenses	(207)	(322)	(300)
Acquisition and administrative expenses (net)	(10,356)	(10,616)	(10,590)
Fee and commission expenses	(1,141)	(967)	(721)
Other expenses	(2)	(13)	(4)
Expenses from fully consolidated private equity investments	(3)	—	—

Operating expenses	(38,441)	(38,217)	(37,012)

Operating profit	5,649	6,299	6,269

Non-operating income from financial assets and liabilities carried at fair value through income (net)(3)	42	(59)	83
Non-operating realized gains/losses (net)(4)	2,349	1,433	1,746
Non-operating impairments of investments (net)(5)	(2,012)	(276)	(175)
Amortization of intangible assets	(17)	(14)	(1)
Restructuring charges	(75)	(122)	(362)

Non-operating items	287	962	1,291

Income before income taxes and minority interests in earnings	5,936	7,261	7,560
Income taxes	(1,489)	(1,656)	(2,075)
Minority interests in earnings	(112)	(431)	(739)

Net income	4,335	5,174	4,746

Loss ratio(6) in %	68.0	66.1	65.0
Expense ratio(7) in %	27.1	27.5	27.9
Combined ratio(8) in %	95.1	93.6	92.9

(1)	Since 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
(2)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
(3)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 6 to the consolidated financial statements.

(4)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 6 to the consolidated financial statements.
(5)	The total of these items equals impairments of investments (net) in the segment income statement included in Note 6 to the consolidated financial statements.
(6)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
(7)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
(8)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Property-Casualty Operations by Business Division

The following table sets forth our Property-Casualty gross premiums written, premiums earned (net), combined ratio, loss ratio, expense ratio and operating profit by business division for the years ended December 31, 2008, 2007 and 2006. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Property-Casualty Operations by Business Division

	Gross premiums written					Premiums earned (net)			Operating profit
	2008	2007	2006	2008 internal(1)	2007 internal(1)	2008	2007	2006	2008		2007		2006
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn		€ mn		€ mn
Germany(2)	9,358	9,446	9,558	9,358	9,446	7,367	7,223	7,258	1,365		1,411		1,233
Switzerland(2)	1,241	1,804	1,805	1,210	1,188	1,190	1,595	1,706	145		218		228
Austria	900	915	922	900	896	734	748	782	79		86		82

German Speaking Countries	11,499	12,165	12,285	11,468	11,530	9,291	9,566	9,746	1,589		1,715		1,543

Italy	4,741	5,229	5,396	4,741	5,212	4,647	4,902	4,935	690		719		816
Spain	2,156	2,136	2,013	2,156	2,136	1,863	1,820	1,675	286		253		252
South America	1,049	918	869	1,061	880	764	692	623	82		55		47
Portugal	298	283	287	298	283	247	246	258	36		38		36
Turkey(3)	180	—	—	—	—	128	—	—	9		—		—
Greece	83	79	74	83	79	55	50	46	10		9		10

Europe I incl. South America	8,507	8,645	8,639	8,339	8,590	7,704	7,710	7,537	1,113		1,074		1,161

France(4)	3,930	5,086	5,110	3,930	3,882	3,281	4,422	4,429	280		486		420
Credit Insurance	1,804	1,762	1,672	1,804	1,762	1,360	1,268	1,113	144		496		442
Travel Insurance and Assistance Services	1,228	1,139	1,044	1,228	1,139	1,196	1,093	1,008	106		97		90
Netherlands	913	927	926	913	927	800	809	813	72		108		150
Belgium(4)	335	374	356	335	325	261	301	298	40		40		30
Africa	62	55	47	62	55	37	32	27	9		8		7

Europe II incl. Africa	8,272	9,343	9,155	8,272	8,090	6,935	7,925	7,688	677	(5)	1,257	(5)	1,151	(5)

United States	4,420	4,306	4,510	4,786	4,306	3,297	3,341	3,523	273		651		810
Mexico(6)	205	201	192	222	201	83	86	100	20		12		15
NAFTA	4,625	4,507	4,702	5,008	4,507	3,380	3,427	3,623	293		663		825
Reinsurance PC	3,470	3,191	4,035	3,493	3,548	2,824	2,022	2,585	500		217		245
Allianz Global Corporate & Specialty	2,859	2,811	2,802	2,859	2,896	1,813	1,800	1,545	431		414		404
AZ Insurance plc	1,925	2,236	2,396	2,237	2,236	1,769	1,989	1,874	243		206		288
Australia	1,484	1,543	1,452	1,575	1,543	1,171	1,245	1,195	265		296		225
Ireland	672	691	704	672	691	597	614	622	114		180		222
ART	350	—	—	271	208	168	—	—	55		—		—

Anglo Broker Markets/Global Lines	15,385	14,979	16,091	16,115	15,629	11,722	11,097	11,444	1,901		1,976		2,209

Russia(7)	857	678	30	688	678	705	574	4	41		7		1
Hungary	546	580	575	547	580	471	502	499	80		73		68
Poland	460	367	283	426	367	337	246	200	38		24		20
Romania	346	341	291	383	341	135	155	132	10		11		11
Slovakia	348	319	288	323	319	296	273	251	90		112		52
Czech Republic	278	249	253	251	249	208	183	179	44		41		29
Bulgaria	110	103	95	110	103	81	70	70	19		16		16
Croatia	95	86	70	94	86	78	63	53	6		2		4
New Europe(8)	3,040	2,723	1,885	2,822	2,723	2,312	2,067	1,388	300		256		184
Asia-Pacific (excl. Australia)	425	349	310	413	349	226	170	141	23		16		19
Middle East	54	40	20	57	40	25	21	8	3		2		2

Growth Markets	3,519	3,112	2,215	3,292	3,112	2,563	2,258	1,537	326		274		205
Consolidation(9)	(3,795)	(3,955)	(4,712)	(3,758)	(3,953)	(2)	(3)	(2)	43		3		—

Total	43,387	44,289	43,674	43,728	42,998	38,213	38,553	37,950	5,649		6,299		6,269

(1)	Reflect gross premiums written on an internal basis (adjusted for foreign currency translation and (de-)consolidation effects).
(2)	Reinsurance business of Allianz Suisse was transferred to Allianz SE. Effective 1Q 2008, renewal business is shown in Germany, and run-off business is shown in Switzerland.
(3)

Effective July 21, 2008, Koç Allianz Sigorta AS was consolidated following the acquisition of approximately 47.1% of the shares in Koç Allianz Sigorta AS by the Allianz Group, increasing our holding to approximately 84.2%.

(4)	Effective 1Q 2008, health business in France and Belgium is shown within Life/Health segment. Prior year balances have not been adjusted.
(5)

Contains €16 mn, €21 mn and €20 mn for 2008, 2007 and 2006, respectively, from a former operating entity located in Luxembourg and also €10 mn, €1 mn and €(8) mn for 2008, 2007 and 2006, respectively, from AGF UK.

To be continued on page 81.

	Combined ratio			Loss ratio			Expense ratio
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	%	%	%	%	%	%	%	%	%
Germany(2)	95.0	91.0	92.0	69.5	64.9	64.9	25.5	26.1	27.1
Switzerland(2)	92.8	95.1	92.8	70.2	69.5	69.3	22.6	25.6	23.5
Austria	93.7	95.8	98.4	70.1	73.1	73.1	23.6	22.7	25.3

German Speaking Countries	94.6	92.0	92.7	69.6	66.3	66.4	25.0	25.7	26.3

Italy	96.7	94.8	91.8	73.1	71.2	68.8	23.6	23.6	23.0
Spain	90.4	91.4	90.3	69.9	71.6	71.0	20.5	19.8	19.3
South America	98.5	99.0	101.2	65.1	62.9	64.8	33.4	36.1	36.4
Portugal	92.5	91.6	91.2	65.0	65.9	64.4	27.5	25.7	26.8
Turkey(3)	109.5	—	—	85.6	—	—	23.9	—	—
Greece	90.4	88.7	92.4	59.9	58.2	57.7	30.5	30.5	34.7

Europe I incl. South America	95.4	94.2	92.2	71.4	70.3	68.7	24.0	23.9	23.5

France(4)	97.2	97.3	99.2	69.3	70.9	71.0	27.9	26.4	28.2
Credit Insurance	104.3	76.5	77.6	77.6	47.9	49.7	26.7	28.6	27.9
Travel Insurance and Assistance Services	93.3	93.7	101.8	57.6	58.1	58.7	35.7	35.6	43.1
Netherlands	97.7	94.1	88.7	67.4	62.0	57.1	30.3	32.1	31.6
Belgium(4)	96.7	102.3	104.5	60.2	65.7	66.9	36.5	36.6	37.6
Africa	91.7	92.7	89.1	48.8	53.2	39.8	42.9	39.5	49.3

Europe II incl. Africa	98.0	93.5	95.8	68.3	64.5	64.8	29.7	29.0	31.0

United States	101.2	91.1	88.6	74.4	61.3	57.9	26.8	29.8	30.7
Mexico(6)	94.4	95.0	102.5	70.0	71.6	78.8	24.4	23.4	23.7
NAFTA	101.0	91.2	88.9	74.3	61.6	58.4	26.7	29.6	30.5
Reinsurance PC	87.9	94.1	95.6	62.0	64.6	65.8	25.9	29.5	29.8
Allianz Global Corporate & Specialty	89.5	96.0	92.2	62.3	67.9	62.5	27.2	28.1	29.7
AZ Insurance plc	94.7	98.7	94.3	60.4	65.4	63.0	34.3	33.3	31.3
Australia	97.1	95.7	96.2	72.7	70.8	70.3	24.4	24.9	25.9
Ireland	91.9	95.1	74.4	67.0	69.6	50.2	24.9	25.5	24.2
ART	81.3	—	—	31.3	—	—	50.0	—	—

Anglo Broker Markets/Global Lines	94.0	94.6	91.7	66.3	65.3	62.1	27.7	29.3	29.6

Russia(7)	101.1	104.2	88.5	59.7	64.7	34.7	41.4	39.5	53.8
Hungary	93.3	96.7	97.0	61.2	67.1	64.8	32.1	29.6	32.2
Poland	93.3	94.4	92.8	60.7	58.6	57.4	32.6	35.8	35.4
Romania	102.0	101.2	92.0	73.1	79.7	72.4	28.9	21.5	19.6
Slovakia	77.5	66.8	86.4	46.1	38.2	55.4	31.4	28.6	31.0
Czech Republic	80.8	79.5	82.6	60.5	56.7	61.4	20.3	22.8	21.2
Bulgaria	77.8	85.5	80.2	48.0	43.6	41.7	29.8	41.9	38.5
Croatia	97.7	100.1	95.6	64.8	65.1	63.8	32.9	35.0	31.8
New Europe(8)	92.7	94.3	92.0	59.0	60.8	61.1	33.7	33.5	30.9
Asia-Pacific (excl. Australia)	96.9	98.6	93.8	63.0	60.2	55.7	33.9	38.4	38.1
Middle East	127.2	105.3	101.9	66.0	60.2	33.0	61.2	45.1	68.9

Growth Markets	93.4	94.7	92.1	59.4	60.7	60.4	34.0	34.0	31.7
Consolidation(9)	—	—	—	—	—	—	—	—	—

Total	95.1	93.6	92.9	68.0	66.1	65.0	27.1	27.5	27.9

Continuing footnotes from page 80.

(6)	Effective 1Q 2007, life business in Mexico is shown within the Life/Health segment. Prior year balances have not been adjusted.
(7)

Effective February 21, 2007, Russian People’s Insurance Society “Rosno” was consolidated following the acquisition of approximately 49.2% of the shares in ROSNO by the Allianz Group, increasing our holding to approximately 97%. Effective May 21, 2007, we consolidated Progress Garant for the first time.

(8)	Contains income and expense items from a management holding.
(9)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Life/Health Insurance Operations

Year ended December 31, 2008 compared to year ended December 31, 2007

•	Difficult market environment heavily impacted sales of investment-oriented products especially through the bancassurance channel.

•	Traditional business held firm.

•	Operating profit of €1,206 million despite financial markets turmoil.

Year ended December 31, 2007 compared to year ended December 31, 2006

•	Strong statutory premium development showed double-digit growth rates in many countries.

•	Strong operating profit growth continued resulting in almost €3 billion.

•	Operating asset base increased to €350.0 billion.

Earnings Summary

The global financial and economic crisis accelerated in the fourth quarter of the year leading to further equity market downturns, unprecedented volatility, widening credit spreads and declining interest rates. As a result, we recorded significantly higher impairments, losses in the fair value option stemming from credit spread widening, trading losses from derivatives, and lower results from harvesting. The impact on operating investment income was a decline of €6,403 million.

As customers became increasingly cautious about bearing investment risk, we recorded significantly lower sales in investment-oriented products. In consequence, internal revenues were down by €4,204 million. Overall, operating profit decreased by €1,789 million, and net income was €1,664 million lower.

The turbulences in the fourth quarter seriously affected most of Life/Health businesses, of which the biggest impact was recorded in the United States.

Statutory premiums(1)

Statutory premiums – Internal growth rates(2)

in %

Year ended December 31, 2008 compared to year ended December 31, 2007

At €46,297 million, statutory premiums were down 8.3 % on an internal basis mainly driven by the significant slowdown in sales of unit-linked and other investment-oriented products. In addition, bancassurance partners promoted deposit products rather than unit-linked contracts driven by their own liquidity concerns. On a nominal basis, statutory premiums were down 7.6% to €45,615 million, notwithstanding €1,199 million of premiums in 2008 relating to the AGF health business transferred from the Property-Casualty segment (comparatives not restated).

(1)	A reconciliation of premiums written to statutory premiums for the years ended December 31, 2008, 2007 and 2006 can be found within the total revenues table on page 60.
(2)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Premium growth deteriorated significantly in Italy, Asia-Pacific and the United States. In contrast, sales remained solid in countries where traditional life business is strong such as France, Switzerland and Spain.

In Italy, revenues dropped by 39.0% or €3,813 million. A continuing weak bancassurance market and lower sales of unit-linked products were the main reasons for this downturn. In addition, sales were impacted as one of our local bancassurance partners withdrew from cooperation following a change in ownership.

The financial market conditions left its mark on our operations in the United States, where we recorded lower sales of both fixed index and variable annuity products, which resulted in a statutory premium decline of 8.5% or €590 million.

A premium decline was also recorded in Asia-Pacific amounting to 15.3% or €711 million. In Taiwan, the market situation and new regulations with regards to unit-linked products suppressed growth. In South Korea, sales of equity-related products, especially single premium products, suffered. The long-lasting strike that only ended in September contributed to this development.

We recorded premium growth in France of 4.8% or €367 million, primarily benefiting from two major group life contracts. However, due to the current market environment, sales from unit-linked contracts decreased. On a nominal basis, that includes the effect from the already mentioned reclassification of AGF’s health business, revenue growth amounted to 22.0%.

In Switzerland, we recorded an 18.3% or €182 million revenue increase stemming mainly from single premium products, especially in group business.

Our business in Spain grew by 14.2% or €105 million. Here we benefited from higher tax free transfers of pension products from banks to insurance companies. Furthermore, short-term investment products and group life business contributed to the increase.

Year ended December 31, 2007 compared to year ended December 31, 2006

At €49,367 million statutory premiums increased by 4.1% over the prior year, despite impacts from unfavorable foreign currency movements of €1,062 million. On an internal basis, statutory premiums were up by 6.3%.

Most of our operating entities worldwide, especially our emerging markets(1) but also some of the more mature markets, showed high double-digit growth rates. For the emerging markets growth came to 22.6%. Asia-Pacific and New Europe contributed €5,677 million or 11.4% to total statutory premiums.

The highest absolute growth was achieved in Italy, where revenues increased from €8,555 million to €9,765 million in spite of poor market conditions. This resulted mainly from a sound sales performance of our bancassurance channel at CreditRAS. Additionally, we successfully launched new products during 2007.

In Asia-Pacific, premiums increased by €905 million or 24.2%. We recorded dynamic growth all over the region. In Taiwan, which, with €476 million, contributed the most to premium growth in this region, we recorded dynamic sales of unit-linked products. Furthermore, our local bancassurance channel continued to perform well. Within South Korea, we saw a further strong increase in single premium business, adding to the rise of €134 million. In China, revenue increase amounted to €168 million. Furthermore, we expanded our sales network in China, benefiting from our strategic partnership with Industrial and Commercial Bank of China Limited (ICBC).

Total revenues in France were up 13.1% or €758 million mostly driven by group insurance business and increased sales of individual life insurance policies. Unlike in the past, the highest share of new business came from proprietary sales channels in 2007.

Statutory premium volume in our German life insurance business grew by 3.9% or €503 million mainly coming from a significant increase in single premium business. While growth during the first quarters of 2007 was weak due to a difficult market

(1)	New Europe, Asia-Pacific, South America, Mexico, Middle East, Africa.

environment, we experienced a very strong fourth quarter growing by more than 20% through a pick-up in single premium business.

In the United States, statutory premium development still reflected the legal and regulatory environment limiting our sale of indexed annuity products. However, during the last months of 2007 we made progress in closing pending litigations. Year over year, revenues declined by 20.9% or €1,827 million. In addition, business was affected by the weakening of the U.S. Dollar compared to the Euro. On a local currency basis, the decline amounted to 13.2% or USD 1,445 million.

Statutory premiums by regions as of December 31, 2008 (December 31, 2007)(1)

in %

Operating profit

Year ended December 31, 2008 compared to year ended December 31, 2007

Operating profit

in € mn

(1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

We achieved an operating profit of €1,206 million. The sharp drop of 59.7% compared to previous year’s figure reflects the impacts from the financial market crisis as already described. The large negative effects recorded in the fourth quarter led to a decline in operating profit for the full year. The highest negative impacts on operating profit were recorded in our operations in the United States, France, South Korea, Italy and Germany.

Net impairments on investments increased by €4,923 million to €5,747 million mainly due to weak equity markets. These impairments were almost entirely attributable to our available-for-sale equity portfolio. The highest impairments were recorded in Germany (€3,012 million) and France (€1,096 million).

At €874 million, net realized gains dropped by 75.6% mainly owing to lower realizations compared to 2007 when higher levels of realized gains from equity and real estate were harvested. Furthermore, higher realized losses triggered by the weak capital markets contributed to this development.

Net loss from financial assets and liabilities carried at fair value through income stood at €235 million compared to €945 million a year earlier. This stemmed primarily from higher write-ups and lower write-downs on derivatives in the German life business, which were partly compensated by unfavorable changes in fair value driven by the financial market trends in France and the United States.

Interest and similar income remained stable and on a high level, at €13,772 million.

As of December 31, 2008, our asset base amounted to €331.2 billion. Despite net inflows to debt securities of €17.1 billion, the reduction of €18.8 billion compared to year-end 2007 was to a large extent attributable to poor equity markets.

Asset base(1)

fair values(2) in € bn

Net claims and insurance benefits incurred were up 11.5%, amounting to €19,673 million including the reclassification of AGF’s health business from the Property-Casualty segment. In 2007 we benefited from an extraordinary reserve release in South Korea amounting to €170 million.

Net changes in reserves for insurance and investment contracts halved, amounting to €5,122 million. This was mainly driven by lower provisions for premium refunds due to negative market impacts.

Our statutory expense ratio increased by 0.3 percentage points to 9.7%.

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

(1)	For further information on the composition of our Life/Health asset base please refer to “—Balance Sheet Review—Assets and liabilities of the Life/Health segment”.
(2)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage. For further information refer to Note 2 to the consolidated financial statements.

and a stock market that weakened towards the end of 2007. Thus, interest and similar income increased by 3.4% due to higher interest payments on debt securities as well as higher dividend payments on equity securities.

Net realized gains on investments improved by €492 million coming from an already high level in the year 2006 that was marked by a major single transaction namely the disposal of our participation in Schering AG. In 2007, gains stemmed from several transactions that mostly generated higher realized gains on equities and real estate. However, these gains were offset by net impairments on investments due to write-downs on public stock shares. The considerably increased net loss from financial assets and liabilities carried at fair value through income of €584 million stemmed largely from freestanding derivatives in connection with our German life insurance business.

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

Non-operating result

Year ended December 31, 2008 compared to year ended December 31, 2007

The non-operating loss amounted to €533 million coming from a gain of €107 million a year earlier. Similar to the development within operating profit, the major drivers for this development were higher impairments and higher net realized losses.

Year ended December 31, 2007 compared to year ended December 31, 2006

In aggregate non-operating items were down by €28 million driven by lower net realized gains not to be shared with policyholders in the United States.

Net income

Year ended December 31, 2008 compared to year ended December 31, 2007

We recorded net income of €327 million, a large decline of €1,664 million. Income tax expenses decreased by €637 million to €260 million with an effective tax rate of 38.6% (2007: 28.9%). The relatively high effective tax rate is mainly driven by non-tax-deductible impairments.

Minority interests in earnings declined by 59.8% to €86 million, mainly reflecting the lower income.

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

Minority interests in earnings were almost halved to €214 million reflecting the minority buy outs at RAS in Italy and at AGF in France.

Life/Health segment information(1)

	2008	2007	2006
	€ mn	€ mn	€ mn
Statutory premiums(2)	45,615	49,367	47,421

Ceded premiums written	(588)	(644)	(840)
Change in unearned premiums	(54)	(61)	(221)

Statutory premiums (net)	44,973	48,662	46,360
Deposits from SFAS 97 insurance and investment contracts	(22,742)	(27,853)	(25,786)

Premiums earned (net)	22,231	20,809	20,574

Interest and similar income	13,772	13,417	12,972
Operating income from financial assets and liabilities carried at fair value through income (net)(3)	(235)	(945)	(361)
Operating realized gains/losses (net)(4)	874	3,579	3,087
Fee and commission income	571	701	630
Other income	140	182	43
Income from fully consolidated private equity investments	18	—	—

Operating revenues	37,371	37,743	36,945

Claims and insurance benefits incurred (net)	(19,673)	(17,637)	(17,625)
Changes in reserves for insurance and investment contracts (net)	(5,122)	(10,268)	(10,525)
Interest expenses	(283)	(374)	(280)
Loan loss provisions	(13)	3	(1)
Operating impairments of investments (net)(5)	(5,747)	(824)	(390)
Investment expenses	(673)	(833)	(750)
Acquisition and administrative expenses (net)	(4,375)	(4,588)	(4,437)
Fee and commission expenses	(253)	(209)	(223)
Operating restructuring charges(6)	1	(16)	(140)
Other expenses	(7)	(2)	(9)
Expenses from fully consolidated private equity investments	(20)	—	—

Operating expenses	(36,165)	(34,748)	(34,380)

Operating profit	1,206	2,995	2,565

Non-operating income from financial assets and liabilities carried at fair value through income (net)(3)	(26)	5	—
Non-operating realized gains/losses (net)(4)	(39)	137	195
Non-operating impairments of investments (net)(5)	(414)	(3)	—
Amortization of intangible assets	(3)	(3)	(26)
Non-operating restructuring charges(6)	(51)	(29)	(34)

Non-operating items	(533)	107	135

Income before income taxes and minority interests in earnings	673	3,102	2,700

Income taxes	(260)	(897)	(641)
Minority interests in earnings	(86)	(214)	(416)

Net income (loss)	327	1,991	1,643

Statutory expense ratio(7) in %	9.7	9.4	9.6

(1)	Since 2008, our health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
(2)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

(3)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 6 to the consolidated financial statements.

(4)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 6 to the consolidated financial statements.
(5)	The total of these items equals impairments of investments (net) in the segment income statement included in Note 6 to the consolidated financial statements.
(6)	The total of these items equals restructuring charges in the segment income statement included in Note 6 to the consolidated financial statements.
(7)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Life/Health Operations by Business Division

	Statutory premiums(1)					Premiums earned (net)
	2008	2007	2006	2008 internal(2)	2007 internal(2)	2008	2007	2006
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Germany Life	13,487	13,512	13,009	13,503	13,512	10,313	10,381	10,543
Germany Health(3)	3,119	3,123	3,091	3,119	3,123	3,119	3,123	3,091
Switzerland	1,205	992	1,005	1,174	992	478	432	455
Austria	461	396	380	461	396	277	288	283

German Speaking Countries	18,272	18,023	17,485	18,257	18,023	14,187	14,224	14,372

Italy	5,996	9,765	8,555	5,952	9,765	930	1,006	1,098
Spain	843	738	629	843	738	394	399	400
Portugal	130	115	98	130	115	80	73	66
Greece	109	105	98	109	105	72	65	62
South America	190	78	147	199	61	183	40	42
Turkey(4)	18	—	—	—	—	17	—	—

Europe I incl. South America	7,286	10,801	9,527	7,233	10,784	1,676	1,583	1,668

France(5)	7,991	6,550	5,792	8,019	7,652	2,887	1,760	1,436
Belgium(5)	681	664	597	681	713	345	310	302
Netherlands	371	399	424	371	399	133	137	146
Luxembourg	82	83	58	82	83	26	26	30
Africa	40	35	32	40	35	17	15	16

Europe II incl. Africa	9,165	7,731	6,903	9,193	8,882	3,408	2,248	1,930

United States	6,036	6,931	8,758	6,341	6,931	771	636	533
Mexico(6)	75	37	—	82	37	31	36	—

NAFTA	6,111	6,968	8,758	6,423	6,968	802	672	533

AZ Reinsurance LH	294	313	339	294	313	291	293	317
United Kingdom	—	—	—	—	—	—	—	—

Anglo Broker Markets/Global Lines	6,405	7,281	9,097	6,717	7,281	1,093	965	850

South Korea	1,580	2,188	2,054	1,971	2,188	709	975	986
Taiwan	997	1,812	1,336	1,035	1,812	148	72	107
Malaysia	142	126	107	147	126	121	104	88
Indonesia	214	224	115	243	224	75	49	38
Other	532	288	121	531	288	125	18	37

Asia-Pacific	3,465	4,638	3,733	3,927	4,638	1,178	1,218	1,256

Hungary	181	141	96	181	141	79	80	75
Slovakia	290	235	183	269	235	175	157	135
Czech Republic	101	96	76	91	96	60	56	54
Poland	428	431	367	401	431	192	121	96
Romania	32	30	25	34	30	15	12	12
Bulgaria	33	35	25	33	35	29	28	23
Croatia	59	58	48	58	58	42	40	36
Russia	17	13	8	18	13	16	12	7

New Europe	1,141	1,039	828	1,085	1,039	608	506	438

Middle East	88	70	68	92	70	81	65	60

Growth Markets	4,694	5,747	4,629	5,104	5,747	1,867	1,789	1,754
Consolidation(8)	(207)	(216)	(220)	(207)	(216)	—	—	—

Total	45,615	49,367	47,421	46,297	50,501	22,231	20,809	20,574

(1)

Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

(2)	Reflect statutory premiums on an internal basis (adjusted for foreign currency translation and (de-) consolidation effects).
(3)	Loss ratios were 74.7%, 71.6% and 68.4% for 2008, 2007 and 2006, respectively.
(4)

Effective July 21, 2008, Koç Allianz Hayat ve Emeklilik AS was consolidated following the acquisition of approximately 51% of the shares in Koç Allianz Hayat ve Emeklilik AS by the Allianz Group, increasing our holding to approximately 89%.

To be continued on page 89

	Operating profit			Statutory expense ratio
	2008	2007	2006	2008	2007	2006
	€ mn	€ mn	€ mn	%	%	%
Germany Life	620	695	521	8.5	5.8	9.1
Germany Health(3)	112	164	184	9.0	9.8	9.3
Switzerland	71	66	50	9.9	10.6	9.9
Austria	17	40	29	8.8	11.8	12.1

German Speaking Countries	820	965	784	8.7	6.9	9.2

Italy	206	372	339	8.9	5.8	6.4
Spain	103	104	92	8.8	9.2	9.3
Portugal	1	25	25	24.6	26.5	15.1
Greece	2	6	13	22.9	20.7	22.6
South America	10	—	1	10.3	32.6	16.9
Turkey(4)	5	—	—	38.5	—	—

Europe I incl. South America	327	507	470	9.4	6.6	7.0

France(5)	128	632	582	14.9	15.4	12.6
Belgium(5)	53	68	62	9.9	10.1	12.5
Netherlands	(1)	44	50	24.1	9.8	18.4
Luxembourg	3	4	5	10.3	10.8	12.2
Africa	3	2	2	13.4	16.5	19.6

Europe II incl. Africa	186	750	701	14.9	14.6	13.0

United States	(232)	380	418	(0.2)	11.9	8.0
Mexico(6)	4	5	—	9.8	13.8	—

NAFTA	(228)	385	418	(0.1)	11.9	8.0

AZ Reinsurance LH	9	29	41	19.6	21.0	27.8
United Kingdom(7)	(2)	(3)	(2)	—	—	—

Anglo Broker Markets/Global Lines	(221)	411	457	0.8	12.3	8.7

South Korea	96	286	64	13.6	14.4	13.9
Taiwan	11	26	14	11.8	2.9	5.0
Malaysia	9	12	10	15.8	17.2	19.9
Indonesia	12	6	3	15.7	12.7	19.3
Other	(87)	(30)	(10)	17.2	17.0	18.4

Asia-Pacific	41	300	81	13.8	10.1	11.2

Hungary	16	13	12	15.9	20.4	25.7
Slovakia	29	29	16	15.5	16.8	18.2
Czech Republic	4	10	9	14.2	18.0	20.1
Poland	6	10	6	32.6	19.7	17.6
Romania	2	—	—	31.9	33.8	39.3
Bulgaria	2	4	3	17.7	15.0	14.2
Croatia	4	2	4	22.5	17.1	20.4
Russia	(15)	(7)	—	132.2	99.5	28.1
New Europe	48	61	50	24.4	20.0	19.6
Middle East	11	6	5	27.5	24.6	30.4

Growth Markets	100	367	136	16.6	12.1	13.0
Consolidation(8)	(6)	(5)	17	—	—	—

Total	1,206	2,995	2,565	9.7	9.4	9.6

Continuing footnotes from page 88.
(5)	Effective 1Q 2008, our health business in France and Belgium is shown within Life/Health segment. Prior year balances have not been adjusted.
(6)	Effective 2007, life business in Mexico is shown within the Life/Health segment. Prior year balances have not been adjusted.
(7)	Contains run-off of €(2) mn, €(3) mn and €(2) mn for 2008, 2007 and 2006, respectively, from our former life insurance business in the United Kingdom which we sold in December 2004.
(8)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Banking Operations(1)

•	Due to the sale of Dresdner Bank the commentary on the banking segment only refers to the continuing banking operations of the Group.

•	Oldenburgische Landesbank and banking customers introduced by Allianz tied agents are included.

•	Continuing banking operations recorded an operating loss of €31 million (2007: operating profit of €32 million).

Earnings Summary

Operating revenues

Year ended December 31, 2008 compared to year ended December 31, 2007

Operating revenues decreased by 12.5% to €544 million with all revenue components contributing to this development. The biggest downward movement was recorded in net fee and commission income (down €58 million to €237 million) mainly due to lower third-party assets in Italy caused by market-related effects. Net interest income decreased by 4.0% to €312 million, as lower at-equity results of investments at Banque AGF(2) outweighed the positive performance in our other banking entities.

Year ended December 31, 2007 compared to year ended December 31, 2006

The operating revenues for our Banking segment amounted to €622 million (2006: €604 million). The increase of €18 million was driven by the positive development in net interest income and net fee and commission income, which could outweigh the sharp decrease in our net trading income.

Net interest income developed favorably, up 11.7% to €325 million. Oldenburgische Landesbank’s net interest income was steady.

Our net fee and commission income also showed good performance with an increase of €27 million to €295 million mainly driven by the results of Banque AGF(2) and the banking clients introduced through the tied agents channel.

The development in net trading income was significantly impacted by the turbulence in financial markets and led to a result of €2 million, coming from €45 million in the previous year.

Operating profit (loss)

Year ended December 31, 2008 compared to year ended December 31, 2007

We recorded an operating loss of €31 million coming from a profit in 2007 of almost the same magnitude. Lower operating revenues and higher loan loss provisions (net additions of €29 million in 2008 compared to net additions of €5 million in the previous year) were only partially offset by reduced operating expenses. Operating expenses decreased by 6.7% to €546 million whereas our cost-income ratio increased by 6.3 percentage points to 100.4%.

Year ended December 31, 2007 compared to year ended December 31, 2006

Operating profit nearly halved to €32 million (2006: €63 million). Our cost-income ratio was 94.1% (2006: 90.1%).

Operating expenses, increased by 7.5% to €585 million. Administrative expenses amounted to €589 million, of which personnel expenses made up for €252 million, down 0.8%, and non-personnel expenses amounted to €337 million, up 13.9%.

(1)

Following the sale of almost all of Dresdner Bank AG (Dresdner Bank) to Commerzbank AG (Commerzbank), our continuing banking operations consist of Oldenburgische Landesbank AG (OLB) and the clients introduced through the tied agents channel to Dresdner Bank, together with our non-Dresdner Bank existing banking operations. Therefore, all revenue and profit figures presented for our continuing business exclude the parts of Dresdner Bank sold to Commerzbank. Since the third quarter 2008, following the announcement of the sale, Dresdner Bank qualified as held-for-sale and discontinued operations and is presented as “—Discontinued Operations of Dresdner Bank”. The results from these operations are presented in a separate net income line “net income from discontinued operations, net of income taxes and minority interests in earnings”. For further information please refer to Note 4 in our consolidated financial statements.

(2)	On January 1, 2009 Banque AGF was re-branded in Allianz Banque.

Loan loss provisions showed gross releases and recoveries of €84 million and gross additions of €89 million, leading to net additions of €5 million coming from a net release of €3 million in the previous year.

Non-operating result

Year ended December 31, 2008 compared to year ended December 31, 2007

The non-operating result was negative at €130 million compared to a positive result of €13 million in 2007. This is primarily due to significantly higher net impairments of investments, up €117 million to €120 million, which were mainly caused by write-downs on structured products in France. In addition, net realized losses of €6 million (2007: gains of €18 million), largely from the sale of investments in France contributed to this development.

Year ended December 31, 2007 compared to year ended December 31, 2006

The non-operating result amounted to €13 million in both periods. Higher net realized gains of €18 million in 2007 (2006: €15 million) were partly offset by net impairments of investments amounting to €3 million (2006: no impairments were incurred). In addition, we recorded restructuring charges of €2 million in 2007 and 2006, respectively.

Net income (loss) from continuing operations

Year ended December 31, 2008 compared to year ended December 31, 2007

The net loss from our continuing operations before income taxes and minority interests in earnings amounted to €161 million (2007: income of €45 million). Due to the loss, we recorded an income tax credit of €54 million which led to an effective tax rate of 33.5% and therefore was comparable to the expected tax rate of 33%. The effective tax rate last year was (22.2)% due to a positive effect from the German tax reform.

After tax and minority interests, we recorded a net loss from continuing operations of €114 million, coming from a gain of €55 million a year earlier.

Year ended December 31, 2007 compared to year ended December 31, 2006

The net income from our continuing banking operations amounted to €55 million and therefore was €14 million lower than the same period a year ago.

Although we recorded €45 million income from continuing operations before income taxes and minority interests in earnings we received an income tax credit of €10 million. This was a result of the German tax rate reform in 2007, which led to a tax benefit from revaluation of deferred taxes. The effective tax rate was (22.2)%. In 2006 income from continuing operations before income taxes and minority interests in earnings amounted to €76 million. The income tax charge was €1 million leading to an effective tax rate of 1.3%.

Banking segment information

	2008	2007	2006
	€ mn	€ mn	€ mn
Net interest income(1)	312	325	291
Net fee and commission income(2)	237	295	268
Trading income (net)(3)	(5)	2	45
Income from financial assets and liabilities designated at fair value through income (net)(3)	—	—	—

Operating revenues(4)	544	622	604

Administrative expenses	(552)	(589)	(550)
Investment expenses	9	6	6
Other expenses	(3)	(2)	—

Operating expenses	(546)	(585)	(544)
Loan loss provisions	(29)	(5)	3

Operating profit (loss)	(31)	32	63

Realized gains/losses (net)	(6)	18	15
Impairments of investments (net)	(120)	(3)	—
Amortization of intangible assets	(2)	—	—
Restructuring charges	(2)	(2)	(2)

Non-operating items	(130)	13	13

Income (loss) from continuing operations before income taxes and minority interests in earnings	(161)	45	76

Income taxes	54	10	(1)
Minority interests in earnings	(7)	—	(6)

Net income (loss) from continuing operations	(114)	55	69

Cost-income ratio(5) in %	100.4	94.1	90.1

Banking Operations by Geographic Region

The following table sets forth our banking operating revenues, operating profit and cost-income ratio by geographic region for the years ended December 31, 2008, 2007 and 2006. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different segments.

	Operating revenues			Operating profit (loss)			Cost-income ratio
	2008	2007	2006	2008	2007	2006	2008		2007	2006
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	%		%	%
Germany	325	326	320	4	(12)	(4)	92.8		104.1	102.6
Italy	176	219	201	55	76	47	66.7		64.0	75.1
France	—	46	64	(58)	(21)	18	—	(6)	145.2	74.1
New Europe	43	31	19	(32)	(11)	2	164.8		126.4	86.2

Total	544	622	604	(31)	32	63	100.4		94.1	90.1

(1)	Represents interest and similar income less interest expenses.
(2)	Represents fee and commission income less fee and commission expenses.
(3)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 6 to the consolidated financial statements.

(4)	For the Banking segment, total revenues are measured based upon operating revenues.
(5)	Represents operating expenses divided by operating revenues.
(6)	Presentation not meaningful.

Asset Management Operations

Year ended December 31, 2008 compared to year ended December 31, 2007

•	Solid asset base ensures profitability even under extreme conditions.

•	Operating profit of €926 million.

•	Fixed-income business continued to deliver robust results, while equity business suffered from the difficult market environment.

Year ended December 31, 2007 compared to year ended December 31, 2006

•	Internal growth of 8.1% in third-party assets under management.

•	Strong profitability based on growing asset base and tight cost control.

•	Cost-income ratio at a very competitive 58.3%.

Third-Party Assets Under Management of the Allianz Group

Year ended December 31, 2008 compared to year ended December 31, 2007

The severe turbulences in the financial markets influenced the development of our third-party assets under management. At €703 billion, these were €62 billion below the level of year-end 2007.

Development of third-party assets under management

in € bn

Despite the negative impact the crisis had on the fair value of our assets under management, we still generated positive net inflows in the first nine months of 2008. In contrast, we saw large outflows in the fourth quarter as a consequence of increased risk aversion of investors. The twelve month net inflow figure was zero, as full year inflows of €11 billion from fixed-income products was entirely offset by outflows from equity products. Following a sharp decline in market values, market-related depreciation amounted to €86 billion; thereof €58 billion and €27 billion related to equity and fixed-income products, respectively. Deconsolidation effects of €5 billion were to a large extent due to the disposal of our former real estate fund company, DEGI. The strengthening U.S. Dollar versus the Euro resulted in a positive currency translation effect of €29 billion.

Third-party assets under management by geographic region as of December 31, 2008 (December 31, 2007)(1)

in %

The regional allocation of assets under management moved slightly towards investments originated in the United States, driven by the appreciation of the U.S. Dollar. Strong outflows from the equity business combined with this foreign exchange impact led to a shift from equity to fixed-income products, which made up 15% and 85% of the total assets under management, respectively, at year-end 2008. The proportion of institutional (74%)

(1)	Based on the origination of assets.
(2)

Consists of third-party assets managed by other Allianz Group companies (approximately €22 bn and €22 bn as of December 31, 2008 and December 31, 2007, respectively) and Dresdner Bank (approximately €9 bn and €18 bn as of December 31, 2008 and December, 31 2007 respectively).

to retail customers (26%) increased following stronger outflows from retail products and a shift in investments towards the United States, which has a strong institutional customer base.

Rolling investment performance of Allianz Global Investors(1)

in %

For equity products, 62% of our assets under management outperformed their respective benchmarks. Fixed-income markets were severely hit by unprecedented and unforeseeable market disruptions in the second half of the year, which had a negative impact on our performance track record, driving outperformance down to 48%.

(1)

AGI account-based, asset-weighted 3-year investment performance of 3rd party assets vs. benchmark including all accounts managed on a discretionary basis by equity and fixed-income managers of AGI (including direct accounts, Spezialfonds and CPMs of Allianz with AGI Germany). For some retail funds the net of fee performance is compared to the median performance of an appropriate peer group (Micropal or Lipper; 1st and 2nd quartile mean out-performance). For all other retail funds and for all institutional accounts performance is calculated gross of fees using closing prices (revaluated) where appropriate and compared to the benchmark of each individual fund or account. Other than under GIPS, the performance of closed funds/accounts is not included in the analysis. Also not included: AGI Taiwan, AGI Singapore, GTJA Allianz China, AGI Korea, AGI France, AGI Netherlands and AGI Italy.

Major awards received during the year in the asset management business in 2008 include:

•	Allianz RCM Global EcoTrends Fund was announced joint winner of “Best Climate Change Fund 2008”, awarded by Holden & Partners Incisive Media.

•	Allianz RCM-managed Charter European Trust was awarded “Best European Trust 2008” at Investment Weeks’s Investment Trust of the Year awards.

•	Nicholas Applegate Capital Management was named “130/30 Manager of the Year” at Professional Pensions’ Specialist and Alternative Investment Manager Awards 2008.

•	A total of 24 Lipper Awards have been awarded to group funds across Asia and Europe.

Year ended December 31, 2007 compared to year ended December 31, 2006

The majority of our third-party assets under management outperformed their respective benchmarks. Operating profit grew 5.3% to €1,359 million. Excluding negative foreign currency translation effects of €96 million operating profit grew 12.8% at constant exchange rates.

In the fixed-income business, especially in the second half of 2007, we again generated a very strong overall investment performance, showing that our long-term approach pays off. We also further improved our investment performance in the equity business.

Third-party assets under management increased by 8.1% on an internal basis. This growth was driven by net inflows and positive market effects, which in aggregate contributed €62 billion. However, the continuing decline of the U. S. Dollar outweighed most of that asset growth.

Of the net inflows, €12.4 billion are attributable to fixed-income investments, whereas there were outflows of €2.4 billion from equity investments.

There were no major movements in the geographic origination of third-party assets under management in the year. The allocation between retail and institutional clients also remained almost unchanged. Roughly two thirds were made up by institutional clients with a majority thereof coming from the United States. The same applied to retail clients. With regards to investment categories, the proportion between fixed-income and equity did not reflect any major movements either. The majority were fixed-income investments mainly from the United States. On the equity side the allocation between the United States, Germany and other countries was fairly balanced.

Major awards received during the year reflect our success in the asset management business in 2007:

•

Morningstar has named PIMCO’s Bill Gross and team the “2007 Fixed-Income Fund Manager of the year”. Bill Gross is the first fund manager ever to receive three Morningstar Fund Manager of the year awards.

•	PIMCO was awarded “Best Third-Party Provider of Fixed-Income Portfolio Management Services in Asia” from Euromoney Private Banking Survey 2007.

•	Allianz Global Investors Germany was awarded with five stars again according to “Capital” magazine ranking.

Earnings Summary(1)

Operating revenues

Year ended December 31, 2008 compared to year ended December 31, 2007

Operating revenues decreased by 6.0% to €2,813 million on an internal basis. The decline in the asset base resulted in lower net fee and commission income. In addition, we recorded a net loss from financial assets and liabilities carried at fair value through income. On a nominal basis, operating revenues were 11.5% lower.

(1)

The results of operations of our Asset Management segment are almost exclusively represented by AGI, accounting for 97.4% (2007: 97.5%, 2006: 98.2%) of our total Asset Management segment’s operating revenues and 97.6% (2007: 97.2%, 2006: 98.9%) of our total Asset Management segment’s operating profit for the year ended December 31, 2008. Accordingly, the discussion of our Asset Management segment’s results of operations relates solely to the operations of AGI.

Net fee and commission income declined by 8.1% as the lower level of third-party assets under management led to decreasing management fees. The unprecedented market disruptions were reflected in the volatility of performance fees, which more than halved.

	2008	2007	2006
	€ mn	€ mn	€ mn
Management fees	3,244	3,496	3,368
Loading and exit fees	250	307	334
Performance fees	82	202	107
Other income	364	292	309

Fee and commission income	3,940	4,297	4,118

Commissions(2)	(770)	(931)	(949)
Other expenses(2)	(358)	(306)	(295)

Fee and commission expenses	(1,128)	(1,237)	(1,244)

Net fee and commission income	2,812	3,060	2,874

Net loss from financial assets and liabilities carried at fair value through income amounted to €80 million coming from a gain of €29 million in 2007. The swing stemmed to a large extent from €74 million negative mark-to-market valuations of seed money investments.

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

(2)	€54 million have been reclassified from other expenses to commission expenses each for the years ended December 31, 2007 and 2006.

Operating profit

Operating profit

in € mn

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

In a difficult market environment, operating profit was down 27.9% on an internal basis. At €904 million, it was 31.6% lower than the previous year’s result. This was mainly driven by lower net fee and commission income, negative mark-to-market valuation of seed money investments together with a slight increase in operating expenses.

Administrative expenses of €1,909 million, were 2.8% higher than the prior year level mainly as non-personnel expenses showed a double-digit increase driven by business expansions in the fixed-income business and in U.S. distribution units. In addition, expenses increased following higher costs for further improvements of compliance and risk management infrastructures. Personnel expenses declined due to lower bonus costs, partly offset by associated non-bonus related staff costs due to an increase in headcount.

At 67.9%, the cost-income ratio was up 9.5 percentage points.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Operating profit increased by 3.5% to €1,321 million.

Administrative expenses, excluding acquisition-related expenses were up 8.4% to €1,857 million as a result of our business expansion and structured investments to secure future growth. In line with new business generation, compensation-related expenses were also up. At 58.4%, our cost-income remained at a very competitive level.

Non-operating result

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Acquisition-related expenses declined significantly to €278 million (2007: €491 million). This was almost exclusively due to a lower number of outstanding PIMCO LLC Class B Units (B Units). As of December 31, 2008, the Allianz Group had acquired 71,743 of the 150,000 units originally outstanding.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The aggregate net loss from non-operating items declined to €492 million, down €64 million compared to the prior year period. Acquisition related expenses declined by 7.7% to €491 million. This was mainly driven by a positive foreign exchange effect of €48 million. Excluding foreign exchange impacts, acquisition related expenses grew 1.2%, mainly due to valuation effects of PIMCO LLC Class B Units (B Units) as a result of increased operating performance at PIMCO. This outweighed the lower number of outstanding Class B Units in 2007 as compared to 2006. As of December 31, 2007, the Allianz Group had acquired 43,917 of the 150,000 Class B Units originally outstanding. Going forward, we expect acquisition-related expenses to be mainly driven by the number of Class B Units outstanding and our operating profit development at PIMCO.

There was no charge in 2007 for amortization of intangible assets compared to a charge in the prior year of €23 million that was related to the impairment of a brand name.

Net income

Year ended December 31, 2008 compared to year ended December 31, 2007

We recorded net income of €369 million, a 21.5% decline compared to a year ago.

Tax charges were reduced by 27.0% amounting to €246 million. The effective tax rate was 39.9% and remained almost unchanged compared to the prior year level of 40.7%.

Year ended December 31, 2007 compared to year ended December 31, 2006

Income before income taxes and minority interests increased by €109 million, giving rise to a higher tax charge. Our effective tax rate increased by 2.4 percentage points to 40.7%, primarily due to a highter taxable income in the United States.

Due to the minority buy-outs of AGF and RAS, minority interests in earnings reduced by €27 million to €22 million.

Net income therefore grew by 19.0% to €470 million in 2007.

Asset Management segment information and AGI

	2008		2007		2006
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net fee and commission income(1)	2,874	2,812	3,133	3,060	2,924	2,874
Net interest income(2)	62	54	81	75	71	66
Income from financial assets and liabilities carried at fair value through income (net)	(77)	(80)	31	29	38	37
Other income	28	27	14	14	11	12

Operating revenues(3)	2,887	2,813	3,259	3,178	3,044	2,989

Administrative expenses, excluding acquisition-related expenses(4)	(1,961)	(1,909)	(1,900)	(1,857)	(1,754)	(1,713)

Operating expenses	(1,961)	(1,909)	(1,900)	(1,857)	(1,754)	(1,713)

Operating profit	926	904	1,359	1,321	1,290	1,276

Realized gains/losses (net)	5	5	2	4	7	5
Impairments of investments (net)	(19)	(13)	(1)	(1)	(2)	(2)
Acquisition-related expenses(4), thereof:
Deferred purchases of interests in PIMCO	(278)	(278)	(488)	(488)	(523)	(523)
Other acquisition-related expenses	—	—	(3)	(3)	(9)	(9)

Subtotal	(278)	(278)	(491)	(491)	(532)	(532)

Amortization of intangible assets	(1)	(1)	—	—	(24)	(23)
Restructuring charges	—	—	(4)	(4)	(4)	(4)

Non-operating items	(293)	(287)	(494)	(492)	(555)	(556)

Income before income taxes and minority interests in earnings	633	617	865	829	735	720
Income taxes	(249)	(246)	(342)	(337)	(278)	(276)
Minority interests in earnings	(5)	(2)	(25)	(22)	(53)	(49)

Net income	379	369	498	470	404	395

Cost-income ratio(5) in %	67.9	67.9	58.3	58.4	57.6	57.3

(1)	Represents fee and commission income less fee and commission expenses.
(2)	Represents interest and similar income less interest expenses and investment expenses.
(3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
(4)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement included in Note 6 to the consolidated financial statements.
(5)	Represents operating expenses divided by operating revenues.

Corporate Activities

•	Operating loss declined by €137 million mainly driven by foreign currency gains.

•	Net loss heavily affected by increased impairments and lower realized gains.

Earnings Summary

Year ended December 31, 2008 compared to year ended December 31, 2007

The aggregate operating loss decreased by 42.2% to €188 million due to lower administrative and investment expenses in the Holding Function.

At €725 million, the net loss was €567 million higher than in the prior year reflecting higher impairments and significantly lower realized gains in the Holding Function.

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

Holding Function

Year ended December 31, 2008 compared to year ended December 31, 2007

Operating profit (loss) At €318 million the operating loss in the holding function was 28.7% lower than in 2007 largely due to a decline in administrative and investment expenses. The latter benefited from increased foreign currency gains of €111 million. Revenues declined slightly, as higher interest income was more than offset by a decrease in all other revenue positions.

Non-operating result The non-operating loss amounted to €1,154 million coming from a gain of €37 million in the prior year. Due to the weak market conditions impairments increased significantly by €638 million and capital gains were €838 million lower compared to the prior year. Trading income improved and expenses for external debt decreased mostly driven by the redemption of the bridge loan for the minority buy-out at AGF.

Net income (loss) We recorded a net loss of €812 million, or a €644 million larger loss compared to the prior year’s level. The lower non-operating result described above was partially compensated by higher tax income of €662 million. In 2007 tax income was lower due to tax expense from the German tax reform.

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

Private Equity

Year ended December 31, 2008 compared to year ended December 31, 2007

Operating profit Operating profit increased by 7.4% to €130 million. This development was driven by a higher margin from fully consolidated private equity investments and a rise in net fee and commission income, whereas interest and similar income declined due to higher profits from private equity fund investments in the prior year when the market environment was friendlier than in 2008.

Non-operating result The non-operating loss declined from €66 million to €2 million, stemming from higher net capital gains.

Net income (loss) Net income increased by €77 million to €87 million most as a consequence of the reduced non-operating loss. Income tax expenses amounted to €31 million compared to €25 million in 2007.

Year ended December 31, 2007 compared to year ended December 31, 2006

Operating profit At €121 million, the operating result turned positive after an operating loss of €7 million in the previous year reflecting profit participation of €65 million.

Non-operating result Non-operating result turned negative and amounted to an aggregate loss of €66 million, following a gain of €299 million in the previous year, as the high level of realized gains from disposals in the prior year period—mainly in connection with the sale of Four Seasons Health Care Limited—was not repeated.

Net income Net income decreased to €10 million. This development was mainly attributable to the non-operating loss. Furthermore, net income was impacted by higher taxes and increased minority interests in earnings.

	Holding Function			Private Equity			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Operating profit (loss)	(318)	(446)	(824)	130	121	(7)	(188)	(325)	(831)
Non-operating items	(1,154)	37	(455)	(2)	(66)	299	(1,156)	(29)	(156)
Income (loss) before income taxes and minorities	(1,472)	(409)	(1,279)	128	55	292	(1,344)	(354)	(987)
Income taxes	662	242	827	(31)	(25)	(3)	631	217	824
Minority interests in earnings	(2)	(1)	(8)	(10)	(20)	(8)	(12)	(21)	(16)

Net income (loss)	(812)	(168)	(460)	87	10	281	(725)	(158)	(179)

Discontinued Operations of Dresdner Bank(1)

Year ended December 31, 2008

•	Discontinued operations of Dresdner Bank continued to suffer from weak markets.

•	Net loss from discontinued operations amounted to €6,411 million.

Year ended December 31, 2007

•	Operating profit at €602 million despite financial markets turbulence.

•	Net trading loss of €463 million.

In the full year results of 2008, we show results from operating activities only until September 30, 2008. In the discussion below, we do not present operating revenues and operating profit for the period between October 1, 2008 and December 31, 2008 because the value of the Dresdner Bank activities is not measured by their operating performance during this period but rather by the value of Dresdner Bank reflected in the agreements to sell this entity to Commerzbank, as discussed below under “Net income (loss) from discontinued operations for the year ended December 31, 2008”. Accordingly, operating revenues and operating profit for 2008 and 2007 are not comparable because the figures are based on a nine month period for 2008 and on a full year calendar period for 2007.

Earnings Summary

Operating revenues

Nine months ended September 30, 2008

Operating revenues decreased significantly and amounted to €1,910 million with all revenue components contributing to this development. The net dealing loss, which comprises net trading loss and net income (loss) from financial assets and liabilities designated at fair value through income, at €1,439 million, had the biggest impact on revenues. This income category was heavily affected by the credit crisis. Additionally, we recognized declines in net interest income and net fee and commission income.

Year ended December 31, 2007 compared to year ended December 31, 2006

Dresdner Bank’s operating revenues were down by 21.4% to €4,918 million compared to the previous year. This development resulted mainly from the effects of the financial markets turbulence which heavily impacted our net trading income ending up in a negative result of €463 million (2006: income of €1,257 million). However, the net interest income grew by 17.5% to €2,821 million and the net fee and commission income improved slightly by 0.3% to €2,527 million.

Operating profit (loss)

Nine months ended September 30, 2008

As the massive decline in operating revenues could not be outweighed by reductions in operating expenses, we recorded an operating loss of €1,797 million, which included loan loss provisions of €(327) million.

Year ended December 31, 2007 compared to year ended December 31, 2006

At €602 million, operating profit was down 48.4%, mainly caused by the above mentioned weak revenue situation. Expense savings of €610 million partly compensated this development. Operating expenses, at €4,447 million, were down 12.1%. Administrative expenses were down by 11.7% to €4,430 million. Loan loss provisions showed gross releases and recoveries of €593 million and at the same time new provisions of €462 million leading to net releases of €131 million in 2007 (2006: net additions of €31 million). As the savings could not outweigh the decline in revenues, our cost-income ratio increased by 9.6 percentage points to 90.4%.

(1)

Following the announcement of the sale of Dresdner Bank to Commerzbank in the third quarter 2008, Dresdner Bank qualified as held-for-sale and discontinued operations since the third quarter 2008. Therefore, Dresdner Bank’s financial results have been eliminated from our Banking operation’s results and are now presented as “Discontinued Operations of Dresdner Bank”. Please refer to Note 4 to the consolidated financial statements for further information. All numbers are stated on a consolidated basis.

Result from operating activities of discontinued operations

Nine months ended September 30, 2008

We recorded non-operating items of €164 million. Despite the negative pre-tax income of €1,633 million, we recorded an income tax charge of €398 million. Therefore, we recorded a result from operating activities of discontinued operations of € (2,074) million.

Year ended December 31, 2007 compared to year ended December 31, 2006

The non-operating result amounted to €403 million in 2007 and was therefore €810 million above the prior year. This resulted mainly from significantly lower restructuring charges of €50 million (down 88.2%), as in 2006, higher charges were incurred in connection with the “New Dresdner Plus” reorganization programme, and higher realized gains of €540 million compared to €230 million in 2006. In addition, impairments of investments amounted to €87 million which was a decrease of 59.5%. The prior year’s figure included higher write-downs on real estate properties used by third-parties.

We recorded a tax charge of €282 million (2006: €293 million). This led to a result from operating activities of discontinued operations of €650 million in 2007 (2006: €381 million).

Net income (loss) from discontinued operations

Year ended December 31, 2008

The net loss from discontinued operations amounted to €6,411 million. This comprised the negative result from operating activities of €2,074 million, plus an impairment loss recognized as of September 30, 2008 of €1,409 million representing the remeasurement of assets of disposal group to fair value less costs to sell—together with the result of transaction between September 30, 2008 and December 31, 2008 of €(2,928) million mainly reflecting the change in fair value of the considerations agreed.

Year ended December 31, 2007 compared to year ended December 31, 2006

The net income from discontinued operations amounted to €650 million, up 70.1%.

Information on discontinued operations of Dresdner Bank

	2008(1)	2007	2006
	€ mn	€ mn	€ mn
Net interest income(2)	1,856	2,821	2,400
Net fee and commission income(3)	1,493	2,527	2,520
Trading income (net)(4)	(1,362)	(463)	1,257
Income from financial assets and liabilities designated at fair value through income (net)(4)	(77)	33	53
Other income	—	—	25

Operating revenues(5)	1,910	4,918	6,255

Administrative expenses	(3,326)	(4,430)	(5,018)
Investment expenses	(2)	(20)	(53)
Other expenses	(52)	3	14

Operating expenses	(3,380)	(4,447)	(5,057)
Loan loss provisions	(327)	131	(31)

Operating profit (loss)	(1,797)	602	1,167

Realized gains/losses (net)	285	540	230
Impairments of investments (net)	(102)	(87)	(215)
Amortization of intangible assets	(2)	—	—
Restructuring charges	(17)	(50)	(422)

Non-operating items	164	403	(407)

Result from discontinued operations before income taxes and minority interests in earnings	(1,633)	1,005	760
Income taxes	(398)	(282)	(293)
Minority interests in earnings	(43)	(73)	(86)
Result from operating activities of discontinued operations	(2,074)	650	381
Impairment loss recognized on remeasurement of assets of disposal group to fair value less costs to sell as of September 30, 2008(6)	(1,409)	—	—
Result of transaction between September 30, 2008 and December 31, 2008(6)	(2,928)	—	—
After-tax loss on remeasurement of assets of disposal group to fair value less costs to sell	(4,337)	—	—

Net income (loss) from discontinued operations	(6,411)	650	381

Cost-income ratio(7) in %	177.0	90.4	80.8

(1)

For the year ended December 31, 2008, the result from operating activities of discontinued operations represents the nine months ended September 30, 2008. Previous year figures represent 12 months ended December 31 of the relevant year.

(2)	Represents interest and similar income less interest expenses.
(3)	Represents fee and commission income less fee and commission expenses.
(4)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) included in Note 4 to the consolidated financial statements.
(5)	For the discontinued operations of Dresdner Bank, total revenues are measured based upon operating revenues.
(6)	No income taxes were related to the impairment loss of September 30, 2008 and to the result from transaction between September 30, 2008 and December 31, 2008.
(7)	Represents operating expenses divided by operating revenues.

Balance Sheet Review(1)

•	Shareholders’ equity of €33.7 billion.

•	Asset allocation of Allianz is well diversified and of high quality.

Consolidated Balance Sheets

As of December 31,	2008	2007
	€ mn	€ mn
ASSETS
Cash and cash equivalents	8,958	31,337
Financial assets carried at fair value through income(2)	14,240	185,461
Investments(3)	260,147	286,952
Loans and advances to banks and customers	115,655	396,702
Financial assets for unit-linked contracts	50,450	66,060
Reinsurance assets	14,599	15,312
Deferred acquisition costs	22,563	19,613
Deferred tax assets	3,996	4,771
Other assets	34,004	38,025
Non-current assets and assets of disposal groups classified as held-for-sale	419,513	3,503
Intangible assets	11,451	13,413

Total assets	955,576	1,061,149

As of December 31,	2008	2007
	€ mn	€ mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	6,244	126,053
Liabilities to banks and customers	18,451	336,494
Unearned premiums	15,233	15,020
Reserves for loss and loss adjustment expenses thereof attributable to the Property-Casualty segment €55,616 mn (2007: €56,943 mn)(4)	63,924	63,706
Reserves for insurance and investment contracts thereof attributable to the Life/Health segment €287,932 mn (2007: €283,139 mn) (4)	296,557	292,244
Financial liabilities for unit-linked contracts	50,450	66,060
Deferred tax liabilities	3,833	3,973
Other liabilities	32,930	48,031
Liabilities of disposal groups classified as held-for-sale	411,816	1,293
Certificated liabilities	9,544	42,070
Participation certificates and subordinated liabilities	9,346	14,824

Total liabilities	918,328	1,009,768

Shareholders’ equity	33,684	47,753
Minority interests	3,564	3,628

Total equity	37,248	51,381

Total liabilities and equity	955,576	1,061,149

(1)

Due to the disposal of almost all of Dresdner Bank AG to Commerzbank AG, all assets and liabilities that are part of the disposal group have been reclassified and presented in separate line items “Non-current assets and assets from disposal groups classified as held-for-sale” and “Liabilities of disposal groups classified as held-for-sale”, respectively, on the face of the consolidated balance sheet as of December 31, 2008. Certain prior period amounts have been reclassified to conform to the current period presentation. For further information please refer to Note 4 to our consolidated financial statements.

(2)	As of December 31, 2008, €101 mn are pledged to creditors and can be sold or repledged (2007: €23,163 mn).
(3)	As of December 31, 2008, €826 mn are pledged to creditors and can be sold or repledged (2007: €7,384 mn).
(4)	For further information on our segment reporting please refer to Note 6 to our consolidated financial statements.

Shareholders’ Equity(1)

Shareholders’ equity

in € mn

Shareholders’ equity

Shareholders’ equity
€ mn
Balance as of December 31, 2007	47,753

Foreign currency translation adjustments	(388)
Available-for-sale investments
Unrealized gains and losses (net) arising during the year(3)	(9,170)
Transferred to net income on disposal or impairment(4)	697
Cash flow hedges	30
Miscellaneous	(65)

Total income and expense recognized directly in shareholders’ equity	(8,896)
Net loss	(2,444)

Total recognized income and expense for the year	(11,340)
Paid-in capital	248
Treasury shares	25
Transactions between equity holders	(530)
Dividends paid	(2,472)

Balance as of December 31, 2008	33,684

(1)

Does not include minority interests of €3.6 bn, of €3.6 bn and of €7.2 bn as of December 31, 2008, 2007 and 2006, respectively. Please refer to Note 25 to the consolidated financial statements for further information.

(2)	Including foreign currency translation adjustments.
(3)

During the year ended December 31, 2008 unrealized gains and losses (net) arising during the year included in shareholders’ equity are net of deferred tax benefit of €1,690 mn (2007: €720 mn; 2006: €478 mn).

(4)

During the year ended December 31, 2008, realized gains/losses (net) transferred to net income on disposal or impairment are net of income tax benefit of €755 mn (2007: income tax charge of €206 mn; 2006: income tax charge of €308 mn).

Regulatory Capital Adequacy

For information on the conglomerate solvency of Allianz Group as of December 31, 2008, please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Capital Management— Regulatory capital adequacy”.

Total Assets and Total Liabilities

Total assets and liabilities decreased by €105.6 billion and €91.4 billion, respectively.

For detailed information on Allianz SE issued debt outstanding as of December 31, 2008, please refer to the section “—Liquidity and Capital Resources” and Note 23 and 24 to our consolidated financial statements.

In the following sections, we analyze important developments within the balance sheets of our Property-Casualty, Life/Health and Banking segments as presented under “Notes to the Allianz Group’s Consolidated Financial Statements—Business Segment Information—Consolidated Balance Sheets”. Relative to Allianz Group’s total assets and total liabilities, we consider the total assets and total liabilities from our Asset Management segment as immaterial and have, accordingly, excluded these assets and liabilities from the following discussion. Our Asset Management segment’s results of operations stem primarily from its management of third-party assets.(1)

Due to timing differences between premium payments and the claim or contractual fulfillment, insurers need to invest the money they collected from their clients. Therefore, insurance assets, including financial assets and liabilities carried at fair value through income, investments, loans and advances to banks and customers, and for the Life/Health segment financial assets for unit-linked contracts, account for the most part of the assets in our consolidated balance sheet.

Asset allocation

Investment assets from our Property-Casualty, Life/Health and Corporate segments amounted to €358.2 billion as of December 31, 2008. Thereof, the fixed-income portfolio which comprised bonds and

(1)	For further information on the development of these third-party assets please refer to “—Asset Management Operations—Third-Party Assets Under Management of the Allianz Group”.
loans(2) accounted for €315.8 billion, equities for €33.8 billion and other investment categories for €8.6 billion.(3)

Fixed-income portfolio of €315.8 billion by investment country in %

From a regional perspective our portfolio of debt securities is well diversified.

Fixed-income portfolio of €315.8 billion by type of issuer

in %

We consider our fixed-income portfolio to be both of high quality and well diversified. A share of more than 60% relate to governments and covered bonds that help mitigate against possible future deteriorations in the credit markets.

(2)	Excluding internal loans.
(3)	As part of the transaction with Commerzbank Allianz committed to purchase certain CDOs. For further information please refer to “—Executive Summary—Impact of the Financial Markets Turbulence”.
(4)	5%-p are mainly seasoned self-originated German Private Retail Mortgage Loans and 3%-p are short-term loans.
(5)	Includes €7 bn U.S. Agency MBS.
(6)	Type of covered bond issued in Germany.

Government exposures of €110.4 billion

in %

Nearly 80% of our government exposure was attributable to the Eurozone.

Pfandbrief and covered bond portfolio of €85.2 billion

in %

69% of covered bonds are German Pfandbriefe backed by either public sector loans or mortgage loans. On these as well as on all other covered bond exposures, minimum required security buffers as well as voluntary over-collateralization offer a substantial cushion for house price deterioration and payment defaults.

Assets and liabilities of the Property-Casualty segment

Property-Casualty assets

Property-Casualty asset base

fair values(1) in € bn

Our Property-Casualty asset base decreased by €13.2 billion, which was almost entirely attributable to the decline in equity investments. These were down by €4.9 billion due to reduced equity values following the weak capital markets and by €5.0 billion due to net divestments stemming from equity realizations. Furthermore, €2.7 billion stemmed from capital upstreaming from Allianz Sach in Germany to Allianz SE.

(1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage. For further information please refer to Note 2 to the consolidated financial statements.

Composition of the Property-Casualty asset base

fair values(1)

As of December 31	2008	2007
	€ bn	€ bn
Financial assets and liabilities carried at fair value through income
Equity	0.2	0.4
Debt	1.5	2.7
Other	0.2	0.1

Subtotal	1.9	3.2

Investments(2)
Equities	6.4	16.5
Debt securities	51.6	50.3
Other	6.9	6.9

Subtotal	64.9	73.7

Loans and advances to banks and customers	17.6	20.7
Property-Casualty asset base	84.4	97.6

Of our Property-Casualty asset base, ABS made up €4.4 billion as of December 31, 2008, which is around 5% of our asset-base. CDOs accounted for €0.1 billion of this amount. Subprime exposures within CDOs were negligible.

Rating structure of the Property-Casualty fixed-income portfolio(3)

in %

(1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage. For further information please refer to Note 2 to the consolidated financial statements.

(2)	Do not include affiliates of €10.7 bn and €10.0 bn as of December 31, 2008 and 2007, respectively.
(3)	Includes loans and debt securities.

Property-Casualty liabilities

Development of reserves for loss and loss adjustment expenses(1)

in € bn

In 2008, the segment’s gross reserves for loss and loss adjustment expenses decreased by 2.3 % to €55.6 billion. Main contributors for this development were the reclassification of AGF’s health insurance business from the Property-Casualty segment to the Life/Health segment and foreign currency translation effects.

(1)

After group consolidation. For further information about changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment please refer to Note 19 to the consolidated financial statements.

(2)	Includes approximately €1.4 bn reclassification of AGF Group’s health insurance business from the Property-Casualty segment to the Life/Health segment.

Assets and liabilities of the Life/Health segment

Life/Health assets

Life/Health asset base

fair values(3) in € bn

Our Life/Health asset base declined by 5.4% to €331.2 billion. Equity investments were reduced by €19.0 billion as the weak market environment led to market-related effects of €14.4 billion and €4.5 billion of equity securities were disposed of. Furthermore, assets for unit-linked contracts declined by €15.6 billion of which €15.3 billion were attributable to market effects.

(3)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage. For further information please refer to Note 2 to the consolidated financial statements.

Composition of the Life/Health asset base

fair values(1)

As of December 31	2008	2007
	€ bn	€ bn
Financial assets and liabilities carried at fair value through income
Equity	2.5	3.3
Debt	7.7	9.3
Other	(4.3)	(4.5)

Subtotal	5.9	8.1

Investments(2)
Equities	22.2	41.2
Debt securities	154.4	137.6
Other	7.7	5.8

Subtotal	184.3	184.6

Loans and advances to banks and customers	90.6	91.2
Financial assets for unit-linked contracts(3)	50.4	66.1
Life/Health asset base	331.2	350.0

Within our Life/Health asset base, ABS amounted to €15.3 billion as of December 31, 2008, which is less than 5% of total Life/Health assets. Of these, €0.3 billion are CDOs. Unrealized losses on CDOs of €10 million were recorded in our shareholders’ equity. Subprime exposures within CDOs were negligible.

Rating structure of the Life/Health fixed-income portfolio(4)

in %

Life/Health liabilities

Life/Health reserves for insurance and investment contracts were up 1.7 % to €287.9 billion including an increase of €14.2 billion in aggregate policy reserves mainly from the United States, Germany and France. These were partly offset by major reductions in provisions for premium refunds in Germany and France which were down by €9.2 billion due to negative market impacts. Foreign currency effects increased liabilities by €1.4 billion including €2.1 billion and €0.7 billion from the rising U.S. Dollar and Swiss Franc respectively, counteracted by €(1.6) billion from the declining Korean Won.

(1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage. For further information please refer to Note 2 to the consolidated financial statements.

(2)	Do not include affiliates of €2.5 bn and €2.7 bn as of December 31, 2008 and 2007, respectively.
(3)

Financial assets for unit-linked contracts represent assets owned by, and managed on the behalf of, policyholders of the Allianz Group, with all appreciation and depreciation in these assets accruing to the benefit of policyholders. As a result, the value of financial assets for unit-linked contracts in our balance sheet corresponds to the value of financial liabilities for unit-linked contracts.

(4)	Includes loans and debt securities.

Assets and liabilities of the Banking segment

Banking loans and advances to banks and customers

Banking loans and advances to banks and customers

in € bn

In our continuing Banking operations, loans and advances to banks and customers amounted to €13.9 billion.

Banking liabilities to banks and customers

Liabilities to banks and customers amounted to €16.3 billion. Thereof, term deposits and certificates of deposit accounted for €4.5 billion, liabilities payable on demand for €4.2 billion, savings deposits for €1.6 billion and repurchase agreements for €1.3 billion.

(1)	Includes loan loss allowance of €(0.1) bn as of December 31, 2008.

Assets and liabilities of discontinued operations

Dresdner Bank’s loans and advances to banks and customers

Dresdner Bank’s loans and advances to banks and customers

in € bn

In the discontinued operations of Dresdner Bank, loans and advances to banks and customers amounted to €169.6 billion.

Dresdner Bank’s liabilities to banks and customers

Liabilities to banks and customers amounted to €195.7 billion. Thereof, liabilities payable on demand accounted for €78.5 billion, repurchase agreements for €24.3 billion, term deposits and certificates of deposit for €45.9 billion, collaterals received from securities lending transactions for €5.9 billion and savings deposits for €3.4 billion.

(2)	Includes loan loss allowance of €(1.9) bn as of December 31, 2008.

Consolidated Special Purpose Entities (SPEs)

The Allianz Group is engaged in a variety of SPEs including asset securitization entities, investment funds and investment conduits. In providing these services, the Allianz Group may in some instances have a financial interest in such financing structures. However, the risk of financial loss may be mitigated through participations in such losses by other third-party investors.

The Allianz Group also engages in establishing and managing investment fund SPEs with a goal of developing, marketing and managing these funds. During the establishment phase of these funds, Allianz Group may provide initial capital for the SPEs to acquire securities until either sufficient third-party investors purchase participations in the funds or the SPEs are terminated. Certain of these SPE’s funds’ obligations may include capital maintenance and/or performance guarantees given to the investors. The guarantees Allianz Group provides differ both in terms of amount and duration according to the relevant arrangements. Allianz Group receives fee and commission income from investors for the management of these SPEs.

As required under IFRS, the Allianz Group consolidates an SPE when the substance of the relationship between Allianz and the SPE indicates that the SPE is controlled by Allianz. The following information focuses on SPEs that are controlled by Allianz by means other than a majority voting interest. It excludes consolidated SPEs where Allianz Group consolidates the SPEs under IFRS and holds the majority of the voting rights.

With the announcement of the sale of Dresdner Bank from Allianz to Commerzbank as of August 31, 2008, Dresdner Bank was classified as a disposal group held-for-sale and discontinued operations. Following this classification, SPEs consolidated by Dresdner Bank (including a former SPE named “K2” which was consolidated on March 18, 2008) are presented as part of the disposal group held-for-sale and discontinued operations.

The consolidated SPE of continuing operations of Allianz Group relate to asset-backed securities (ABS) transactions. The conclusion to consolidate was primarily based on the fact that the Allianz Group has the majority of the benefits and retains the majority of the risks. Compared to the prior year, the set-up of an SPE led to consolidation. Total assets of the consolidated SPE as of December 31, 2008, for continuing operations of the Allianz Group amounted to €734 million. The amount of consolidated assets which represent collateral for the SPE’s obligations are €734 million, and the creditor’s recourse to the Allianz Group assets is €0. Consolidated assets include loans to corporate customers and cash.

In addition to the Allianz Group’s engagement in a variety of SPEs including asset securitization entities, investment funds and investment conduits, the Allianz Group through its subsidiary Dresdner Bank was involved in asset securitization entities through arranging, facilitating, and in certain cases, managing investment conduits for banking customers. The consolidated SPEs that formed part of the disposal group classified as held-for-sale as of December 31, 2008, included asset-backed securities transactions, structured finance transactions, derivatives transactions and investment funds. The ABS transactions comprise mainly commercial paper conduits, securitizations and CDO structures. Structured finance transactions are primarily related to tax efficient structures for different kind of transactions. Total assets of consolidated SPEs that formed part of the disposal group classified as held-for-sale and discontinued operations amounted to €33,306 million as of December 31, 2008. These SPEs were transferred to Commerzbank in connection with the sale of Dresdner Bank and accordingly have been deconsolidated from Allianz Group’s consolidated financial statements. Allianz Group will only continue to be involved with one SPE that was transferred to Commerzbank with a continuing Allianz interest of 40% in subordinated loans. This SPE was consolidated as of December 31, 2008, because an Allianz Group entity and Dresdner Bank held interests in this SPE and, thus, Allianz Group retained the majority of risks at such time. Total assets of this SPE amounted to €40 million as of December 31, 2008.

Off-Balance Sheet Arrangements

In the ordinary course of business, the Allianz Group enters into arrangements that, under IFRS, are not recognized on the consolidated balance sheet and do not affect the consolidated income statement. Such arrangements remain off-balance sheet as long as the Allianz Group does not incur an obligation from them or becomes entitled to an asset itself. As soon as an obligation is incurred, it is recognized on Allianz Group’s consolidated balance sheet, with the corresponding loss recorded in the consolidated income statement. However, in such cases, the amount recognized on the consolidated balance sheet may or may not, in many instances, represent the full loss potential inherent in such off-balance sheet arrangements. The Allianz Group does not rely on off-balance sheet arrangements as a significant source of revenue. In order to provide a comprehensive analysis of Allianz Group’s off-balance sheet arrangements and to enable an assessment of our risk exposure arising from such arrangements going-forward we discuss below the types of off-balance sheet arrangements that Allianz is involved in, distinguishing between continuing and discontinued operations.

Types of off-balance sheet arrangements

Commitments and Guarantees

In the normal course of business, we enter into various irrevocable loan commitments, leasing commitments, purchase obligations and various other commitments. We also extend market value guarantees to customers, as well as execute indemnification contracts under existing service, lease or acquisition transactions. Fee income from issuing guarantees is not a significant part of our total income, and losses incurred under guarantees and income from the release of related provisions were insignificant for each of the last three years.(1)

Non-consolidated SPEs

As described above, Allianz Group is engaged in a variety of SPEs. The methodologies used for determining that Allianz Group has no control over the SPEs and, thus, has not to consolidate the SPEs were those according to the IFRS interpretation SIC-12. The conclusion not to consolidate certain SPEs was mainly based on the fact that Allianz Group does not have to bear the majority of the risks. Compared to the prior year, the conclusion to not consolidate has not changed for the continuing operations. In 2008, Allianz Group did not provide any financial or other support to the SPEs forming part of continuing operations that Allianz Group was not previously required to provide.

The following table sets forth the total assets of non-consolidated SPEs in which the Allianz Group has a significant beneficial interest and that form part of the continuing operations, associated liabilities reported in the consolidated balance sheet, the Allianz Group’s maximum exposure to loss associated with these SPEs and further information regarding the Allianz Group’s involvement as of December 31, 2008. A significant beneficial interest is considered to be either an investment greater than €100 million in an SPE, or a smaller investment in an SPE that leads to expected losses greater than €5 million. The non-consolidated SPEs are aggregated based on principal business activity, as reflected in the first column. The nature of the Allianz Group’s interest in these SPEs can take different forms, as described in the second column.

	As of December 31, 2008
Type of SPE	Nature of Allianz Group’s involvement with SPEs	Total assets	Liabilities reported in the consolidated balance sheet	Allianz Group’s maximum exposure to loss
		€ mn	€ mn	€ mn
Investment funds	Guarantee obligations	1,202	—	1,160
Investment funds	Investment manager and/or equity holder	196	55	55
Other	Client financing transaction	651	1	13

Total		2,049	56	1,228

(1)	For further information please refer to Note 46 to our consolidated financial statements.

Allianz Group has various types of interests in certain non-consolidated SPEs including equity interests, fund investment interests and loans. For certain mutual funds, Allianz Group has guaranteed a portion of the investors’ principal.

Allianz Group’s maximum exposure to loss comprises the total amount of investment, including note positions, or guarantee notionals. It describes a worst case scenario without considering the asset rating, available collateral, other types of protection or hedging activities that can and do significantly reduce the economic exposure of these SPEs to the Allianz Group. The maximum exposure to loss for investment funds related to guarantee obligations includes capital maintenance guarantees that are summarized with a maturity of less than one year. The maximum exposure to loss for investment funds related to investment manager and/or equity holder comprise loans with a maturity of more than five years. For all other SPEs, the maximum exposure to loss consists of equity of €12 million and loans of €1 million with a maturity of one to three or more than five years. The difference between the liabilities recorded and Allianz Group’s maximum exposure to loss is due to the fact that only in extremely rare cases, the redemption price might be lower than the guaranteed price at the balance sheet date. Only in this case would a provision be recognized in the consolidated financial statements.

In addition to the SPEs that are part of continuing operations, Allianz Group through its subsidiary Dresdner Bank held significant beneficial interests in SPEs. These non-consolidated SPEs that formed part of discontinued operations included ABS transactions, special investment vehicles, investment and hedge funds. Total assets of these non-consolidated SPEs that formed part of discontinued operations amounted to €11,871 million as of December 31, 2008. With the completion of the sale of Dresdner Bank to Commerzbank, Allianz Group no longer has exposure to these SPEs, except for certain CDOs held in vehicles used for the issuance of CDOs, securitization and credit derivative transactions that Allianz Group has repurchased from Dresdner Bank after the completion of the sale to Commerzbank. The fair value of these assets repurchased by Allianz was €1,115 million with a notional amount of approximately €2 billion, and is presented in assets of a disposal group classified as held-for-sale as of

December 31, 2008. The source of maximum exposure to loss is the investment in the issued notes. Due to the fact that these are investments in SPEs with a static funding structure, consolidation would only be necessary if the structure is changed. For these SPEs, no financial support was provided in 2008 and there are no further obligations for additional liquidity support.

Liquidity and Capital Resources

•	Allianz Group well capitalized.

•	Net cash flow provided by operating activities amounted to €25.3 billion in 2008.

Organization

Liquidity planning is an integral part of the overall financial planning and capital allocation process and is based on strategic decisions which include solvency planning, our dividend target, and expected merger and acquisition activities. The Board of Management of Allianz SE, the holding and ultimate parent company of the Allianz Group, decides after consultation with local management of the Allianz Group companies, on how to allocate capital in the Group.

Liquidity Resources

In order to fund liquidity needs, Allianz Group’s financial management is centrally operated by Allianz SE, coordinating and executing external debt financing, for instance through securities issues and other capital raising transactions.

Our liquidity resources result predominantly from the operations of our Property-Casualty, Life/Health, Banking and Asset Management segments, as well as from capital raising activities. Commercial paper, medium-term notes and other credit facilities serve as additional sources of liquidity. As of December 31, 2008, we had access to unused, committed and long-term credit lines as a source of further liquidity with different banks. As a financial services company, our working capital is largely representative of our liquidity. We believe our working capital is sufficient for our present requirements.(1)

(1)	For further information regarding the management of our liquidity risk and our ratings, please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Allianz executes external debt financing and other corporate financing purposes primarily through two finance companies: Allianz Finance B.V. and Allianz Finance II B.V., both incorporated in the Netherlands.

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

The liquidity of our banking operations is largely subject to the ability of individual customers and enterprises to which we extend credit, to make payments to us based on their outstanding commitments as well as the ability of our banking operations to retain the individual customers’ and enterprises’ deposits. Therefore liquidity could be negatively affected by unforeseeable losses due to problem loans.

Within our asset management operations, our primary sources of liquidity include fees generated from asset management activities, while the principal use of these funds is for the payment of operating costs.

As outlined in more detail in the financial statements of Allianz SE Group companies contribute to the financing of the holding activity.

Debt and Capital Funding

As of December 31, 2008, the majority of Allianz SE’s external debt financing was made up of bonds and money market securities. Thereof, approximately one half was applicable to certificated liabilities, and the other half was made up of participation certificates and subordinated liabilities.

As of December 31,	2008	2007
	€ mn	€ mn
Total certificated liabilities outstanding	9,544	42,070
thereof: due within one year(1)	5,191	28,523
Total participation certificates and subordinated liabilities outstanding	9,346	14,824
thereof: due within one year(2)	—	1,476

In December 2003, Allianz SE (then Allianz AG) implemented a Medium Term Note (or “MTN”) program which was established for the

(1)	Please refer to Note 23 to our consolidated financial statements for further information.
(2)

Please refer to Note 24 to our consolidated financial statements for further information. Additionally, refer to Note 43 to our consolidated financial statements for information regarding how we use certain derivatives to hedge our exposure to interest rate and foreign currency risk related to certificated and subordinated liabilities.

purposes of external and internal debt issuance. The aggregate volume of debt issued by Allianz Finance B.V. and Allianz Finance II B.V. for the years ended December 31, 2008 and 2007 was €1.5 billion and €0.3 billion, respectively.

Short-term financing As of December 31, 2008, Allianz SE had money market securities outstanding with a carrying value of €4,103 million, representing an increase in the use of commercial paper as a short-term financing instrument of €1,174 million compared with 2007. Interest expense on commercial paper rose to €125.0 million (€87.0 million) due to increasing interest rates on such financing in 2008, and higher annual average usage. In 2008 there were no difficulties with the roll-over of commercial papers. The average maturity of commercial papers is three months.

Middle and long-term financing At the final maturity date of February 18, 2008, the Allianz Group redeemed the remaining 35.65% of the BITES index-linked bond with Munich Re shares.

On March 6, 2008, Allianz Finance II B.V. issued €1.5 billion of senior bonds, guaranteed by Allianz SE, with a coupon rate of 5.0%. The maturity of this bond is March 6, 2013.

On June 10, 2008, Allianz SE issued USD 2.0 billion of subordinated perpetual bonds with a coupon rate of 8.375%.

Allianz SE’s issued debt(1)

	2008			2007
as of December 31,	Nominal value	Carrying value	Interest expense	Nominal value	Carrying value	Interest expense
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Senior bonds	4,186	4,135	185.7	4,306	4,279	209.3
Subordinated bonds	8,489	8,197	470.5	7,043	6,853	407.1
Exchangeable bonds	—	—	—	450	450	8.3

Total	12,675	12,332	656.2	11,799	11,582	624.7

(1)	Excludes €85.1 million of participation certificates at each December 31, 2008 and 2007, with interest expense of €9.9 million and €16.2 million, respectively.

Allianz SE’s outstanding bonds as of December 31,(2)

nominal value in € bn

Maturity structure of Allianz SE’s certificated liabilities and subordinated bonds as of December 31, 2008(2)

nominal value in € bn

(2)	Excludes €85.1 mn of participation certificates.

Allianz SE issued debt outstanding as of December 31, 2008(1)

The following table describes Allianz SE’s issued debt outstanding as of December 31, 2008 at nominal values. For further information refer to Notes 23 and 24 to our consolidated financial statements.

Interest expense in 2008
1. Senior bonds(2)
Floating coupon rate bond issued by Allianz Finance II B.V., Amsterdam
Volume	USD 0.4 bn
Year of issue	2007
Maturity date	4/2/2009
ISIN	XS 029 027 005 6
Interest expense		€9.8 mn
5.625% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€0.9 bn
Year of issue	2002
Maturity date	11/29/2012
ISIN	XS 015 879 238 1
Interest expense		€51.2 mn
5.0% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€1.5 bn
Year of issue	2008
Maturity date	3/6/2013
ISIN	DE 000 A0T R7K 7
Interest expense		€63.1mn
4.00% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€1.5 bn
Year of issue	2006
Maturity date	11/23/2016
ISIN	XS 027 588 026 7
Interest expense		€61.6 mn
Total interest expense for senior bonds		€185.7 mn
2. Subordinated bonds(3)
6.125% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€2.0 bn
Year of issue	2002
Maturity date	5/31/2022
ISIN	XS 014 888 756 4
Interest expense		€114.3 mn
6.5% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€1.0 bn
Year of issue	2002
Maturity date	1/13/2025
ISIN	XS 015 952 750 5
Interest expense		€66.0 mn

7.25% bond issued by Allianz Finance II B. V., Amsterdam
Volume	USD 0.5 bn
Year of issue	2002
Maturity date	Perpetual Bond
ISIN	XS 015 915 072 0
Interest expense			€25.6 mn
5.5% bond issued by Allianz SE
Volume	€1.5 bn
Year of issue	2004
Maturity date	Perpetual Bond
ISIN	XS 018 716 232 5
Interest expense			€84.3 mn
4.375% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€1.4 bn
Year of issue	2005
Maturity date	Perpetual Bond
ISIN	XS 021 163 783 9
Interest expense			€63.0 mn
5.375% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€0.8 bn
Year of issue	2006
Maturity date	Perpetual Bond
ISIN	DE000A0GNPZ3
Interest expense			€46.2 mn
8.375% bond issued by Allianz SE
Volume	USD 2.0 bn
Year of issue	2008
Maturity date	Perpetual Bond
ISIN	US 018 805 200 7
Interest expense			€71.1 mn
Total interest expense for subordinated bonds			€470.5 mn
3. Participation certificates
Allianz SE participation certificate
Volume	€85.1 mn
ISIN	DE 000 840 405 4
Interest expense			€9.9 mn
Total interest expense for participation certificates			€9.9 mn
4. Issues that matured in 2008
5.0% bond issued by Allianz Finance B.V., Amsterdam
Volume	€1.6 bn
Year of issue	1998
Maturity date	3/25/2008
ISIN	DE 000 230 600 8
Interest expense			€19.9 mn
0.75% Basket Index Tracking Equity Linked Securities (BITES) issued by Allianz Finance II B.V., Amsterdam
Underlying	DAX	®
Volume	€0.5 bn
Year of issue	2005
Maturity date	2/18/2008
ISIN	XS 021 157 635 9
Interest expense			€0.3 mn
Total interest expense for matured issues			€20.2 mn
Total interest expense			€686.3 mn

(1)	Bonds and exchangeable bonds issued or guaranteed by Allianz SE in the capital market.
(2)

Senior bonds and commercial papers provide for early termination rights in case of non-payment of amounts due under the bond (interest and principal) as well as in case of insolvency of the relevant issuer or, if applicable, the relevant garantor (Allianz SE). The same applies to two subordinated bonds issued in 2002.

(3)

The terms of the subordinated bonds (except for the two subordinated bonds mentioned in footnote 1 above) do not provide for early termination rights in favor of the bond holder. Interest payments are subject to certain conditions which are linked, inter alia, to our net income, and may have to be deferred. Nevertheless, the terms of the relevant bonds provide for alternative settlement mechanisms which allow us to avoid an interest deferral using cash raised from the issuance of specific newly issued instruments.

Capital Requirements

Certain of the operating entities within the Allianz Group are subject to legal restrictions on the amount of dividends they can pay to their shareholders. Furthermore, regulators impose minimum capital rules on the level of both the Allianz Group’s operating entities and the Allianz Group as a whole. Refer to Note 25 to our consolidated financial statements for more information on our capital requirements.

Allianz Group Consolidated Cash Flows

Change in cash and cash equivalents for the years ended December 31,

in €mn

Net cash flow provided by operating activities amounted €25.3 billion in 2008, up €13.8 billion compared to the prior year. This increase resulted primarily from a higher net inflow from both collateralized refinancing activities mainly in the context of Dresdner Bank and from financial assets and liabilities designated at fair value through income of Dresdner Bank. Additionally, we recorded lower net inflows from financial assets and liabilities held for trading also driven by Dresdner Bank.

Net cash outflow used in investing activities, increased by €3.9 billion to €6.2 billion in 2008 compared to an outflow of €2.4 billion in the prior year, which was mainly attributable to a net cash outflow from available-for-sale investments driven by (Special funds Life/Health, Allianz Life U.S., Dresdner Bank, AGF Vie) and higher net outflows from loans and advances to banks and customers, particularly at Dresdner Bank. These effects were partially compensated by net cash inflows during the fourth quarter 2008 from assets and liabilities of disposal groups classified as held-for-sale.

Net cash outflow provided by financing activities increased by €0.5 billion to €11.3 billion in 2008. The main contributing factors were net cash outflows from liabilities to banks and customers, mainly attributable to the redemption of a bridge loan at Allianz France Holding, offset by lower net cash outflows from certificated liabilities, participation certificates and subordinated liabilities mainly due to Dresdner Bank as well as lower outflows from transactions bet-ween equityholders (in 2008 mainly Allianz Leben).

Overall, cash and cash equivalents increased by €7.9 billion to €39.2 billion as of December 31, 2008.

Cash and cash equivalents

As of December 31,	2008	2007
	€ mn	€ mn
Balances with banks payable on demand	7,760	23,848
Balances with central banks	456	6,301
Cash on hand	169	918
Treasury bills, discounted treasury notes, similar treasury securities, bills of exchange and checks	573	270
Cash and cash equivalents of continuing operations	8,958	31,337
Cash and cash equivalents reclassified to assets of disposal groups held-for-sale	30,238	—

Total	39,196	31,337

Dresdner Bank’s cash and cash equivalents increased significantly compared to last year. However, as Dresdner Bank was reclassified to assets of disposal groups held-for-sale we recorded a decline in the cash position of our continuing operations as well as an increase in the cash position

(1)	Includes effect of exchange rate changes on cash and cash equivalents of €102 mn, €(115) mn and €(78) mn in 2008, 2007 and 2006, respectively.

of our discontinuing operations. The overall increase in cash and cash equivalents was partially offset by our German entities scaling back securities lendings.

As of December 31, 2008, compulsory deposits on accounts with national central banks under restrictions due to required reserves from the European Central Bank totaled € 363 million (2007: €5,473 million).(1)

Investment Portfolio Impairments, Depreciation and Unrealized Losses

For information concerning the valuation of available-for-sale securities, refer to “—Critical Accounting Policies and Estimates—Fair Values of Financial Assets and Liabilities.”

Impairment Charges and Depreciation

For the year ended December 31, 2008, net realized gains, totaled €3,603 million, of which €3,530 million related to realized losses. Of the total amount of realized losses in 2008, €3,397 million related to available-for-sale securities, €7 million related to investments in joint ventures, €28 million related to loans to banks and customers, and €98 million to real estate held for investment. Net impairments totaled €9,495 million, of which €139 million were reversal of net impairments. Of the total amount of impairments €9,434 million related to available-for-sale securities, €72 million related to investments in associates and joint ventures and €128 million related to real estate held for investments. Of the available-for-sale impairments we recorded in 2008, €8,736 million related to equity securities and €698 million to debt securities.

For the year ended December 31, 2007, net realized gains, totaled €6,008 million, of which €1,885 million related to realized losses. Of the total amount of realized losses in 2007, €1,697 million related to available-for-sale securities, €84 million related to investments in associates and joint ventures, €58 million related to loans to banks and customers, and €46 million to real estate held for investment. Net impairments totaled €1,185 million, of which €19 million were reversal of impairments. Of the total amount of impairments €1,179 million related to available-for-sale securities, €2 million related to investments in associates and joint ventures and €23 million related to real estate held for investments. Of the available-for-sale impairments we recorded in 2007, €1,153 million related to equity securities and €26 million to debt securities.

Unrealized Losses

As of December 31, 2008, unrealized losses from available-for-sale securities totaled €10,721 million, of which €851 million were attributable to equity securities, €8,830 million to corporate bonds, €1,022 million to government bonds and €18 million to other securities.

As of December 31, 2007, unrealized losses from available-for-sale securities totaled €4,711 million, of which €467 million were attributable to equity securities, €2,549 million to corporate bonds, €1,591 million to government bonds and €104 million to other securities.

The following tables set forth further details regarding the duration and amount below amortized cost of the Allianz Group’s unrealized loss positions for equity securities and debt securities as of December 31, 2008 and 2007, respectively. The length of time criterion reflects the period of time over which a security had continually been in the actual percentage decline category it was in on December 31, 2008 and December 31, 2007, respectively. We believe the following tables provide meaningful disclosure, as they capture the actual percentage decline category and related time period applicable at December 31, 2008 and December 31, 2007, respectively.

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

(1)	Refer to Note 7 to our consolidated financial statements for additional information on the Allianz Group’s cash and cash equivalents.

Once an investment is classified as being impaired a further reduction in market value will be charged immediately as an additional impairment charged to the profit and loss account (“once impaired always impaired”). Subsequent increases of market values of impaired securities are credited to other comprehensive income (OCI).

Equity Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2008

	0-6 months	6-9 months	>9 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	7,718	342	145	8,205
Amortized Cost	8,454	402	159	9,015
Unrealized Loss	(736)	(60)	(14)	(810)

20% to 50%
Market Value	49	—	23	72
Amortized Cost	74	—	31	105
Unrealized Loss	(25)	—	(8)	(33)

Greater than 50%
Market Value	3	—	—	3
Amortized Cost	10	1	—	11
Unrealized Loss	(7)	(1)	—	(8)

Total
Market Value	7,770	342	168	8,280
Amortized Cost	8,538	403	190	9,131
Unrealized Loss	(768)	(61)	(22)	(851)

Debt Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2008

	0-6 months	6-12 months	>12 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	15,808	18,247	32,471	66,526
Amortized Cost	16,598	19,597	34,931	71,126
Unrealized Loss	(790)	(1,350)	(2,460)	(4,600)

20% to 50%
Market Value	1,111	2,801	5,864	9,776
Amortized Cost	1,540	3,872	8,566	13,978
Unrealized Loss	(429)	(1,071)	(2,702)	(4,202)

Greater than 50%
Market Value	36	132	565	733
Amortized Cost	94	323	1,384	1801
Unrealized Loss	(58)	(191)	(819)	(1,068)

Total
Market Value	16,955	21,180	38,900	77,035
Amortized Cost	18,232	23,792	44,881	86,905
Unrealized Loss	(1,277)	(2,612)	(5,981)	(9,870)

Equity Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2007

	0-6 months	6-9 months	>9 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	7,150	52	82	7,284
Amortized Cost	7,549	61	91	7,701
Unrealized Loss	(399)	(9)	(9)	(417)

20% to 50%
Market Value	159	—	—	159
Amortized Cost	207	—	—	207
Unrealized Loss	(48)	—	—	(48)

Greater than 50%
Market Value	37	—	—	37
Amortized Cost	39	—	—	39
Unrealized Loss	(2)	—	—	(2)

Total
Market Value	7,346	52	82	7,480
Amortized Cost	7,795	61	91	7,947
Unrealized Loss	(449)	(9)	(9)	(467)

Debt Securities Aging Table: Duration and Amount of Unrealized Losses as of December 31, 2007

	0-6 months	6-12 months	>12 months	Total
	€ mn	€ mn	€ mn	€ mn
Less than 20%
Market Value	41,695	33,829	46,137	121,661
Amortized Cost	42,257	35,141	48,453	125,851
Unrealized Loss	(562)	(1,321)	(2,316)	(4,190)

20% to 50%
Market Value	14	70	—	84
Amortized Cost	20	99	—	119
Unrealized Loss	(6)	(29)	—	(35)

Greater than 50%
Market Value	11	—	—	11
Amortized Cost	30	—	—	30
Unrealized Loss	(19)	—	—	(19)

Total
Market Value	41,720	33,899	46,137	121,756
Amortized Cost	42,307	35,240	48,453	126,000
Unrealized Loss	(587)	(1,341)	(2,316)	(4,244)

Reversals of Impairment

Pursuant to IAS 39 revised, we no longer record reversals of impairment in our consolidated income statement for available-for-sale equity securities.

For fixed-income securities, if, in a subsequent period, the amount of the impairment previously recorded on a security decreases and the decrease can be objectively related to an event occurring after the impairment, such as an improvement in the debtor’s credit rating, the impairment is reversed through other income for investments in the Allianz Group’s consolidated income statement. Such reversals do not result in a carrying amount of a security that exceeds what would have been, had the impairment not been recorded, at the date of the impairment is reversed.

For the years ended December 31, 2008, 2007 and 2006 we recorded reversals of impairments of €85 million (available-for-sale securities: €85 million; held-to-maturity securities: €0 million), €13 million (available-for-sale securities: €13 million; held-to-maturity securities: €0 million) and €2 million (available-for-sale securities: €1 million; held-to-maturity securities: €1 million), respectively.

Tabular Disclosure of Contractual Obligations

The table sets forth the Allianz Group’s contractual obligations as of December 31, 2008. Contractual obligations do not include contingent liabilities or commitments. Only transactions with parties outside the Allianz Group are considered. With the announcement of the sale of Dresdner Bank from Allianz to Commerzbank as of August 31, 2008, Dresdner Bank was classified as a disposal group held for sale and discontinued operations. Following this classification, contractual obligations of Dresdner Bank are presented as part of the disposal group held for sale and discontinued operations. The following table includes only continuing operations.

The table includes only liabilities that represent fixed and determinable amounts. The table excludes interest on floating rate long-term debt obligations and interest on money market securities, as the contractual interest rate on floating rate interest is not fixed and determinable. The amount and timing of interest on money market securities is not fixed and determinable since these instruments have a daily maturity. For further information, refer to Notes 23 and 24 to the consolidated financial statements.

Furthermore, reserves for insurance and investment contracts presented in the table include contracts where the timing and amount of payments are considered fixed and determinable and contracts which have no specified maturity dates and may result in a payment to the contract holder depending on mortality and morbidity experience and the incidence of surrenders, lapses, or maturities. For contracts which do not have payments that are fixed and determinable, the Allianz Group has made assumptions to estimate the undiscounted cash flows of contractual policy benefits including mortality, morbidity, interest crediting rates, policyholder participation in profits, and future lapse rates. These assumptions represent current best estimates, and may differ from the estimates originally used to establish the reserves for insurance and investment contracts as a result of the lock-in of assumptions on the issue dates of the contracts as required by the Allianz Group’s established accounting policy. For further information, refer to Note 2 to the consolidated financial statements. Due to the uncertainty of the assumptions used, the amount presented could be materially different from the actual incurred payments in future periods. Furthermore, these amounts do not include premiums and fees expected to be received, investment income earned, expenses incurred to parties other than the policyholders such as agents, or administrative expenses. In addition, these amounts are presented net of reinsurance expected to be received as a result of these cash flows. The amounts presented in this table are undiscounted and therefore exceed the reserves for insurance and investment contracts presented in the consolidated balance sheet. For further information on reserves for insurance and investment contracts, refer to Note 20 to the consolidated financial statements.

As of December 31, 2008, the income tax obligations amounted to €1,446 million. Thereof €1,106 million the Allianz Group expects to pay within the twelve months after the balance sheet date. For the remaining amount of €340 million an estimate of the timing of cash outflows is not reasonably possible. The income tax obligations are not included in the table below.

	Payments due by period as of December 31, 2008
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Long-term debt obligations(1)	5,191	329	2,479	10,891	18,890
Interest on long-term debt obligations(2)	21	9	129	285	444
Operating lease obligations(3)	261	470	371	1,108	2,210
Purchase obligations(4)	166	258	116	203	743
Liabilities to banks and customers(5)	15,480	1,020	760	1,191	18,451
Future policy benefits	34,376	99,114	63,172	642,805	839,467
Reserves for loss and loss adjustment expenses(6)	17,271	14,455	7,212	16,678	55,616

Total contractual obligations	72,766	115,655	74,239	673,161	935,821

(1)

For further information, refer to Notes 23 and 24 to the consolidated financial statements. Total obligations of €56,894 at December 31, 2007 included obligations of Dresdner Bank, which are no longer obligations of the Allianz Group.

(2)	Amounts included in the table reflect estimates of interest on fixed rate long-term debt obligations to be made to lenders based upon the contractually fixed interest rates.
(3)	The amount of €2,210 mn is gross of €43 mn related to subleases, which represent cash inflow to the Allianz Group.
(4)	Purchase obligations only include transactions related to goods and services; purchase obligations for financial instruments are excluded.
(5)

Liabilities to banks and customers include €311 mn and €4,096 mn of payables on demand, respectively. For further information, refer to Note 17 to the consolidated financial statements. Total liabilities of €336,494 at December 31, 2007 included liabilities of Dresdner Bank, which are no longer liabilities of the Allianz Group.

(6)

Comprise reserves for loss and loss adjustment expenses from the Property-Casualty insurance operations. Due to the uncertainty of the assumptions used, the amounts presented could be materially different from the actual incurred payments in future periods. The amounts presented in the table above are gross of reinsurance ceded. The corresponding amounts, net of reinsurance ceded, are €14,621 mn, €12,339 mn, €6,215 mn and €14,620 mn for the periods less than 1 year, 1-3 years, 3-5 years and more than 5 years, respectively. For further information on reserves for loss and loss adjustment expenses, refer to Note 19 to the consolidated financial statements.

Reconciliation of future policy benefits

The following table presents a reconciliation of future policy benefits to the total balance sheet positions, which include reserves for insurance and investment contracts and financial liabilities for unit-linked contracts, as presented in the consolidated balance sheet:

As of December 31,	2008
€ mn
Future policy benefits	839,467
Effect of discounting and differences between locked-in and best estimate assumptions	(363,279)
Expected future premiums and expenses	(147,731)
Total consolidated balance sheet positions	328,457
Thereof:
Reserves for insurance and investment contracts	296,557
Financial liabilities for unit-linked contracts	50,450
Market value liability options	5,163
Less:
Deferred acquisition costs	18,695
Ceded reserves to reinsurers	5,018
Total consolidated balance sheet positions	328,457

Reconciling items related to the effect of discounting and differences between locked-in and best estimate assumptions occur because future policy benefits are presented on an undiscounted basis, while reserves for insurance and investment contracts in the consolidated balance sheet reflect the time value of money. Furthermore, future policy benefits are based on current best estimate assumptions such as mortality, morbidity, interest rates, policyholder participation in profits and future lapse rates. For certain contracts (SFAS 60 and SFAS 97), current best estimate assumptions may differ from the locked-in estimates required to be used to establish the reserves for insurance and investment contracts in the consolidated balance sheet, which also include provisions for adverse deviations as required by the Allianz Group’s established accounting policy.

Reconciling items related to expected future premiums and expenses occur because future policy benefits take into account best estimates of future premiums expected to be received and future expenditures expected to be incurred.

Future policy benefits implicitly include embedded derivatives or market value liability options (“MVLO”) of our equity indexed annuity business that are accounted for as derivatives and are presented within financial liabilities carried at fair value through income in our consolidated balance sheet.

Deferred acquisition costs comprise deferred acquisition costs for our Life/Health segment, present value of future profits and deferred sales inducements. Refer to Note 12 to our consolidated financial statements for more information.

Ceded reserves to reinsurers are presented within reinsurance assets in our consolidated balance sheet.

Recent and Expected Developments

Economic Outlook

Continuing uncertainty

In the year under review, the global economy entered the deepest recession it has seen in decades. The situation is not expected to stabilize until sometime later in 2009, not least because of the time lag for the massive global expansion of monetary and fiscal policy to have an effect. Nevertheless despite these policy actions, gross national product in the industrialized countries is expected to fall for the year as a whole. In contrast, we expect the emerging economies to grow overall. The financial markets will not be calm in 2009. The distortions from the boom years have not yet fully worked through, particularly in the banking sector. The process of adjustment and consolidation that is required will continue to create an atmosphere of great uncertainty in the markets. Central banks and governments remain obligated to avert the risk of a systemic crisis. Taken together, these developments create a very challenging environment for financial services providers in 2009.

Stabilization

We believe that, following an expansion of a good 2% last year, the global economy will not grow in 2009 (even including the emerging markets). We expect the industrialized countries to shrink by about 1.5%, while growth will slow down to around 2.5% (2008: 6%) in the emerging markets.

The performance in the emerging markets, however, will be very uneven. Asia remains the most dynamic region, with gains of 3%. China leads the way here, although it is expected to turn in its lowest growth rate since 1990. We estimate growth in Eastern Europe at 1%, primarily because recent growth in many Eastern European countries has been financed by the rapid expansion of credit, partly in foreign currencies. These countries have been hit so hard by the financial crisis that some of them have already turned to the International Monetary Fund and the European Union for support. Latin America (with the exception of Mexico) seems to be handling the crisis somewhat better; we expect growth of 2% there in 2009.

The gross national product in all the industrialized countries will shrink in 2009. We estimate the drop in Japan at 2%. Although the Japanese economy itself has been relatively untouched by the financial crisis, its dependence on export demand will have a noticeable impact on the economy’s performance, given the current environment. The same will hold true for Germany, where we expect economic activity to decline by 1.5%. Also the economy of the United States will shrink in 2009. We forecast a drop of about 1.5% there. However, the negative figures for the entire year obscure the fact that a gradual stabilization is expected to take place in the course of the year. It is possible that the industrialized countries may return to the path to growth in the second half of the year. There are three reasons—all of them valid globally—that such a recovery is possible: extensive public economic programs designed to stimulate demand, low interest rates resulting from an extremely expansionary monetary policy and a major gain in consumer purchasing power due to the significant drop in commodity prices.

The financial markets will remain uncertain in 2009 because of heavy losses, particularly in the banking sector. Additional public measures may be required to stabilize the financial sector. In any case, a rapid normalization of the markets is not foreseen, but we expect investor confidence to return if the economy picks up during the year. Given the rapid increase in government indebtedness, the focus will likely shift to inflation and rising interest rates. An economic recovery should have a positive impact on the equity markets.

Challenging environment for financial services providers

Financial services providers will continue to face major challenges in 2009 as a result of the global economic crisis. The most obvious of these are gloomy economic prospects, possible impairments on all types of securities and the loss of consumer confidence. It is imperative that providers restore their customers’ faith in a reliable long-term partnership.

Property-Casualty will likely see new business slowing because of the weak economy; individual sectors such as credit insurance are being directly affected by the crisis. The difficulties on the capital markets and, in particular, the low interest rates could increase pricing discipline among providers.

The aging of society continues. Sustainable retirement and healthcare cannot be built solely on a pay-as-you-go basis (inter-generational contract)—capital markets are required. The long-term fundamentals of the Life/Health insurance operations remain intact, but they will be affected by how effectively mandatory health insurance systems are complemented by privately funded health insurance.

Asset Management operations once again have a solid long-term growth and profit outlook, too. First, however, the fund industry will need to provide convincing arguments to customers wary of highly volatile markets.

2009 will clearly be an extremely difficult year for banks. After the direct impact of the financial crisis, additional impairments are now threatening the traditional lending business, where more defaults are expected during the economic downturn. In 2009, banks will attempt to shore up liquidity and capital, though it is far from clear how long it will take for the changed regulations to provide relief and the degree of impact these changes will have.

ITEM 6.	Directors, Senior Management and Employees

Corporate Governance

General

Allianz SE is a Germany–based stock corporation in the form of a European Company (Societas Europaea or SE). Allianz SE is subject to specific provisions regarding the SE (such as the Council Regulation (EC) 2157/2001 (“SE-Regulation”) and the German Act on the SE-Implementation (SE-Ausführungsgesetz, SEAG)). However, to a large extent Allianz SE is treated as a German stock corporation and therefore governed by the general provisions of German corporate law (in particular the German Stock Corporation Act, Aktiengesetz). The corporate bodies of Allianz SE are the Board of Management (Vorstand), the Supervisory Board (Aufsichtsrat) and the General Meeting (Hauptversammlung). The Board of Management and the Supervisory Board are separate and no individual may serve simultaneously as a member of both boards.

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

Upon the transformation of Allianz into an SE in 2006, Allianz SE was required to establish an SE works council that represents the European Allianz employees. The Allianz SE works council currently consists of employee representatives from 26 European countries. The SE works council, in basic terms, is a company-wide representative body for the European Allianz employees with special responsibility for cross–border matters within Europe. In particular, the SE works council has the right to be informed and heard with regard to all cross-border matters. In addition, it has the right to initiate cross-border measures in the areas of equal opportunity, worker safety and health protection, data protection and basic and further training. Details of the SE works council are contained in the Agreement concerning the Participation of Employees in Allianz SE (“Employee Involvement Agreement”) discussed below.

Applicable Corporate Governance Rules

Principal sources of enacted corporate governance standards for a European Company with its registered seat in Germany are the SE-Regulation, the German Act on the SE-Implementation (SE-Ausführungsgesetz, SEAG), the German Act on Employee Participation in a SE (SE-Beteiligungsgesetz, SEBG) and the German Stock Corporation Act (Aktiengesetz). The German Co-determination Act (Mitbestimmungsgesetz), however, does not apply to Allianz SE. Instead, the participation of employees of Allianz on the Supervisory Board of Allianz SE is governed by the Employee Involvement Agreement of September 20, 2006. This agreement was concluded between the Special Negotiating Body of the employees and the managements of Allianz SE and RAS within the employee involvement procedures initiated in connection with the formation of Allianz SE. The Employee Involvement Agreement to a large extent follows the statutory default provisions provided for in the German Act on Employee Participation in a SE (SE-Beteiligungsgesetz, SEBG).

In addition, the German Corporate Governance Code (Deutscher Corporate Governance Kodex, “Code”), originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002, as amended in its June 2008 version, presents essential statutory regulations for the corporate governance of German listed companies. The aim of the Code is to make the German corporate governance rules related to German listed stock corporations transparent for national and international investors. As an SE with a registered office and listed in Germany, Allianz SE is subject to the Code.

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

Although the Code does not have the force of law, it has a legal basis through the declaration of compliance required by Section 161 of the German Stock Corporation Act, which entered into force in 2002 and requires that the Board of Management and the Supervisory Board of a listed company declare annually either;

(i) that the company has complied, and will comply, with the recommendations set forth in the German Corporate Governance Code, or, alternatively,

(ii) which recommendations the company has not complied, and / or will not comply, with (so-called “comply or explain” system).

On December 18, 2008, the Board of Management and the Supervisory Board of Allianz SE issued the following Declaration of Compliance:

“1. Allianz SE will comply with all recommendations made by the Government Commission on the German Corporate Governance Code (Code version as of June 6, 2008).

2. Since the last Declaration of Compliance as of December 20, 2007, which referred to the German Corporate Governance Code in its version as of June 14, 2007, Allianz SE has complied with all recommendations made by the Government Commission on the German Corporate Governance Code then in force.”

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

Board of Management

The Board of Management (Vorstand) of Allianz SE currently consists of ten members, and is multinationally staffed, in keeping with Allianz Group’s international orientation. It is responsible for the management of Allianz SE and the Group. The managerial tasks of the Board of Management are primarily to determine the strategic direction of and to manage the Group, and the planning, establishment and monitoring of a risk management system. The chairman of the Board of Management coordinates its work; he has a casting vote in case of a tie and a veto right against resolutions of the Board of Management.

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

The Supervisory Board appoints the members of the Board of Management. The initial term of the members of the Board of Management is generally between three and five years. Under the Statutes of Allianz SE, the term of the members of the Board of Management is limited to a maximum of five years. Each member may be reappointed or have his term extended by the Supervisory Board for one or more terms of up to five years each. As a general rule, the Supervisory Board limits the initial appointment or the reappointment of members of the Board of Management attaining the age of 60 to terms of one year. Members of the Board of Management must further resign from office at the end of the fiscal year in which they attain the age of 65. There is no share ownership requirement to qualify for or to remain a member of the Board of Management. The Supervisory Board may remove a member of the Board of Management prior to the expiration of his term for good cause, for example in the case of a serious breach of duty or a bona fide vote of no confidence by the General Meeting. A member of the Board of Management may not deal with, or vote on, matters relating to proposals, arrangements or contractual agreements between himself and Allianz SE and may be liable to Allianz SE if he has a material interest in any contractual agreement between Allianz SE and a third-party which was not disclosed to, and approved by, the Supervisory Board. The Board of Management has adopted its own internal rules of procedure.

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

The current members of the Board of Management of Allianz SE, their age as of December 31, 2008, their areas of responsibility, the year in which each member was first appointed, the year in which the term of each member expires, and their principal board memberships outside the Allianz Group, respectively, are listed below.

Name	Age	Area of Responsibility	Year First Appointed	Year Current Term Expires	Principal Outside Board Memberships
Michael Diekmann	54	Chairman of the Board of Management	1998	2011	Member of the Supervisory Boards of BASF SE, Linde AG (deputy chairman) and Siemens AG
Dr. Paul Achleitner	52	Finance	2000	2014	Member of the Supervisory Boards of Bayer AG and RWE AG
Oliver Bäte	43	Chief Operating Officer	2008	2012	None
Clement B. Booth	54	Insurance Anglo, NAFTA Markets/Global Lines	2006	2010	None
Enrico Cucchiani	58	Insurance Europe I	2006	2010	Member of the board of directors of Pirelli & Co. S.p.A. and Unicredit S.p.A.
Dr. Joachim Faber	58	Asset Management Worldwide	2000	2010	Member of the Supervisory Board of Bayerische Börse AG
Dr. Helmut Perlet	61	Controlling, Reporting, Risk	1997	2009	Member of the Supervisory Board of GEA Group AG
Dr. Gerhard Rupprecht	60	Insurance German Speaking Countries	1991	2010	Member of the Supervisory Boards of Fresenius SE and Heidelberger Druckmaschinen AG
Jean-Philippe Thierry	60	Insurance Europe II	2006	2009	Member of the boards of directors of Société Financière et Foncière de participation, Baron Philippe de Rothschild, Compagnie Financière Saint-Honoré, Eurazeo, Paris Orléans and Pinault Printemps Redoute
Dr. Werner Zedelius	51	Insurance Growth Markets	2002	2014	Member of the boards of directors of Bajaj Allianz General Insurance Company Limited; Bajaj Allianz Life Insurance Company Limited

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

With the exception of Karl Grimm, the current members of the Supervisory Board of Allianz SE were elected by the General Meeting of Allianz SE on May 2, 2007. After the completion of the sale of Dresdner Bank to Commerzbank on January 12, 2009, Claudia Eggert–Lehmann resigned from her position as an employee representative for Dresdner Bank on the Supervisory Board. On January 29, 2009, Karl Grimm was appointed by the local district court of Munich as a substitute member and employee representative to replace Claudia Eggert-Lehmann until the next General Meeting of Allianz SE, which is scheduled to take place on April 29, 2009. The employee representatives are no longer representatives of the German employees only, but also representatives of employees of Allianz Group in certain other European countries. Among the employee representatives, there may also be representatives of the trade unions represented in the Allianz Group in Europe. The term of office of the members of the Supervisory Board of Allianz SE runs until the close of the General Meeting which resolves on the ratification of actions in respect of the fourth financial year following the beginning of the term of office not counting the financial year in which the term of office begins, but in no case longer than six years. Repeated appointments are permitted.

As stipulated in the Employee Involvement Agreement concluded with the representatives of Allianz employees in September 2006, four of the six employees’ representatives on the Supervisory Board are from Germany (including one union representative), one is from France and one is from the UK. For all forthcoming Supervisory Boards of Allianz SE (from 2012 onward), the country distribution of the employee representatives will depend on the country distribution of the employees of the Allianz Group within the EU, the European Economic Area and Switzerland. The appointment of the employee representatives of the Supervisory Board will follow the respective national legal provisions of the countries of origin of such representatives. In case no such provisions exist, the appointment will be made by the SE Works Council which was established pursuant to the Employee Involvement Agreement.

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

Except where a different majority is required by law or the Statutes of Allianz SE, the Supervisory Board acts by simple majority of the votes cast. In the case of a tie, the vote of the chairman or if he does not participate in the voting, the vote of the deputy chairperson (provided that the deputy chairperson is a shareholder representative) shall be decisive (casting vote). The Supervisory Board meets at least twice each half-year. During the financial year 2008, the Supervisory Board met in total five times. Its main functions are:

•	to monitor the management of Allianz SE;

•	to appoint the members of the Board of Management; and

•

to approve matters in areas where such approval is required by German law or by the Statutes or Rules of Procedure or which the Supervisory Board has made generally or in the individual case subject to its approval. Refer to “—Board of Management”.

In addition, Supervisory Boards of German insurance companies are tasked with the appointment of the external auditor.

In order to exercise its functions efficiently, the Supervisory Board has established a Standing Committee, an Audit Committee, a Personnel

Committee a Risk Committee, and a Nomination Committee. The committees prepare the discussion and adoption of resolutions in the plenary session. Furthermore, in appropriate cases, authority to take decisions has been delegated to committees themselves. The establishment of a Mediation Committee is not required because the German Employee Co-determination Act, which provides for such a committee, does not apply to Allianz SE.

Standing Committee. The Standing Committee, which comprises the chairman of the Supervisory Board, and four additional members elected by the Supervisory Board (two members upon proposal of the shareholders representatives and two upon proposal of the employee representatives), may approve or disapprove certain transactions of Allianz SE to the extent that such transactions do not fall under the competency of any other committee or are not required to be decided by plenary meeting of the Supervisory Board. In particular, the Standing Committee is responsible for approving several loans in accordance with the German Stock Corporation Act, Board of Management resolutions on capital measures and on acquisition or disposal of treasury shares and certain acquisitions of companies or participations in companies. Furthermore, the Standing Committee examines the corporate governance of Allianz SE, drafts the declaration of compliance and examines the efficiency of the work of the Supervisory Board. In addition, it is responsible for amendments to the Statutes that only affect the wording, not the content. The Standing Committee held five meetings in 2008. The members of the Standing Committee are Dr. Henning Schulte-Noelle as chairman, Dr. Gerhard Cromme, Karl Grimm, Dr. Franz B. Humer and Rolf Zimmermann.

Audit Committee. The Audit Committee comprises five members elected by the Supervisory Board (three members upon proposal of the shareholders representatives and two upon proposal of the employee representatives). The Audit Committee prepares the decisions of the Supervisory Board about the Allianz Group’s annual financial statements, the consolidated financial statements and the appointment of the auditors and ascertains the independence of the auditors. Furthermore, the Audit Committee assigns the mandate to the auditors, sets priorities for the audit and determines the compensation of the auditors. In addition, it examines the quarterly reports. After the end of the fiscal year, the Audit Committee examines the Allianz Group’s annual financial statements and the consolidated financial statements, examines the risk monitoring system, discusses the auditor’s report with the auditors and deals with compliance topics. The Audit Committee held five meetings in 2008. The members of the Audit Committee are Dr. Franz B. Humer as chairman, Dr. Wulf H. Bernotat, Igor Landau, Jean-Jaques Cette and Jörg Reinbrecht.

Personnel Committee. The Personnel Committee consists of the chairman of the Supervisory Board and two other members elected by the Supervisory Board (one member upon proposal of the shareholders representatives and one upon proposal of the employee representatives). It prepares the appointment of members of the Board of Management and it represents the company before the members of the Management Board pursuant to § 112 of the German Stock Corporation Act. In addition, it attends to on-going personnel matters of the members of the Board of Management including their membership on boards of other companies and the payments they receive. The Personnel Committee held three meetings in 2008. The members of the Personnel Committee are Dr. Henning Schulte-Noelle as chairman, Dr. Gerhard Cromme and Rolf Zimmermann.

Risk Committee. The Risk Committee consists of five members elected by the Supervisory Board (three members upon proposal of the shareholders representatives and two upon proposal of the employee representatives). The Risk Committee was established in December 2006 by the newly constituted Supervisory Board of Allianz SE. The Risk Committee monitors the establishment and maintenance of an appropriate risk management and risk monitoring system as well as its organizational structure and ongoing development. The Risk Committee monitors whether the risk strategy is aligned with general business strategy, keeping itself informed about the general risk situation and special risk developments. The Committee also conducts a preliminary examination of special risk-related statements as part of the audit of annual financial statements and management reports, informing the Audit Committee about its findings. The Risk Committee held three meetings in 2008. The members of the Risk Committee are Dr. Henning Schulte-Noelle as chairman, Dr. Wulf H. Bernotat, Prof. Dr. Renate Köcher, Godfrey Robert Hayward and Peter Kossubek.

Nomination Committee. The Nomination Committee was established in December 2007 and consists of the chairman of the Supervisory Board and two further shareholder representatives (elected by the shareholder representatives of the Supervisory Board). With the establishment of the Nomination Committee, Allianz SE is following a new recommendation of the German Corporate Governance Code to establish this type of committee. The Nomination Committee is responsible for drawing up selection criteria for shareholder representatives on the Supervisory Board, seeking suitable candidates for the election of shareholder representatives to the Supervisory Board and proposing suitable candidates to the Supervisory Board for its election proposal to the General Meeting. The Nomination Committee held no meetings in 2008. The members of the Nomination Committee are Dr. Henning Schulte-Noelle as chairman, Dr. Gerhard Cromme and Dr. Franz B. Humer.

The current members of the Supervisory Board of Allianz SE, their age as of December 31, 2008, their principal occupations, the year in which each member first served on the Supervisory Board, and their principal board memberships outside the Allianz Group, respectively, are as follows:

Name	Age	Principal Occupation	Year First Appointed	Principal Outside Board Memberships
Dr. Henning Schulte-Noelle, Chairman(1)	66	Former chairman of the Board of Management of Allianz AG	2003	Member of the Supervisory Boards of E.ON AG and ThyssenKrupp AG
Dr. Wulf H. Bernotat(1)	60	Chairman of the Board of Management of E.ON AG	2003	Member of the Supervisory Boards of Metro AG and Bertelsmann AG
Jean-Jacques Cette(2)	52	Member of the AGF board of directors	2006	None
Dr. Gerhard Cromme(1)	65	Chairman of the Supervisory Board of ThyssenKrupp AG	2001	Member of the Supervisory Boards of ThyssenKrupp AG (chairman), Axel Springer AG, Siemens AG (chairman), and member of Board of Directors of Compagnie de Saint-Gobain S.A.
Karl Grimm(2)	60	Employee Allianz Deutschland AG	2009	None
Godfrey Robert Hayward(2)	48	Employee, Allianz Cornhill, UK	2006	None
Dr. Franz B. Humer(1)	62	Chairman of the board of directors of F. Hoffmann-La Roche AG	2005	Member of the board of directors of DIAGEO plc.
Prof. Dr. Renate Köcher(1)	56	Chairperson Institut für Demoskopie, Allensbach	2003	Member of the Supervisory Boards of MAN AG and Infineon Technologies AG
Peter Kossubek(2)	54	Employee, Allianz Versicherungs-AG	2007	None
Igor Landau(1)	64	Member of the board of directors of Sanofi-Aventis S.A.	2005	Member of the Supervisory Boards of adidas AG (deputy chairman) and member of the boards of directors of HSBC France and Sanofi-Aventis S.A.
Jörg Reinbrecht(2)	51	Trade Union Secretary, ver.di, Germany	2006	Member of the Supervisory Board of SEB AG
Rolf Zimmermann(2)	55	Employee, Allianz Versicherungs-AG	2006	None

(1)	Shareholder Representative
(2)	Employee Representative

The members of the Supervisory Board may be contacted at the business address of Allianz SE.

Compensation of Directors and Officers

Board of Management remuneration

The remuneration of the Board of Management is set by the Supervisory Board. The structure of the remuneration is regularly reviewed and discussed by the Supervisory Board. The last review was carried out in December 2008.

The remuneration of the Board of Management is designed to be competitive given the nature and global scope of activities of the Allianz Group, the environment in which the Group operates and its performance and prospects relative to peers. Its aim is to provide a suitable mix and weight of remuneration components, optimally balance risk and opportunity to achieve an appropriate level of remuneration in different performance scenarios and business circumstances. It is designed to support sustained value-oriented management performance.

The key principles of the remuneration strategy are:

•	Total remuneration is set at a level appropriate to attract and retain highly qualified executives.

•	Incentive plans are structured to operate effectively throughout the business cycle.

•	Incentive awards are earned through the achievement of the financial and strategic goals of the Allianz Group and are consistent with shareholder interests.

•	An appropriate balance is maintained between short-term and long-term remuneration components.

•	The overall remuneration for individual Board Members is dependent upon their designated role, accountability and performance.

To achieve these objectives, a significant portion of the overall remuneration of the members of the Board of Management is variable. It comprises a three-tier incentive system which includes short- and mid-term cash bonus plans and equity-related long-term incentives.

The remuneration components of the Board of Management are described below:

Fixed salary

Base salary is a fixed amount, paid in twelve monthly installments. It is normally reviewed every 3 years by the Supervisory Board and reflects the individual’s role as well as the market context. The 2008 base pay levels of the Board of Management are shown on page 135.

Performance-based remuneration

The aim of the three-tier incentive system is to achieve an appropriate balance between components linked to short-term financial performance and those linked to long-term success and sustained shareholder value creation. The Supervisory Board reviews the goals regularly to ensure they remain appropriate in the context of the strategic priorities of the Group. An overview is set out below:

Three-tier incentive system

Annual bonus (short-term)	Three-year bonus (mid-term)	Equity-related remuneration (long-term)
Goal category	Goal category	Goal category
Allianz Group financial goals	EVA-objectives over three-year performance period	Sustained increase in share price

Business division financial goals	Allianz Group financial goals and strategic objectives

Individual objectives	Business division financial goals and strategic objectives

Individual strategic objectives

Short-term and mid-term bonus plans

All members of the Board of Management are eligible to participate in the annual (short-term) and three-year (mid-term) bonus plans.

Annual bonus

The annual bonus is a variable pay component that is dependent on the achievement of annual goals, as set out in the table above. The goals are specified at the beginning of the performance period. Performance against these goals is then assessed at the end of the period, with the amount of bonus payable in the beginning of the following year and dependent on the extent to which targets and objectives have been met. The Supervisory Board sets the target bonus level for members of the Board of Management. For 2008, the target bonus amounts to 150.0% of base salary. The maximum achievement is set at 165.0% of target performance.

Details of the annual bonus amounts to be paid in March 2009 to each member of the Board of Management in respect of the performance year 2008 are shown in the remuneration table on page 135.

Three-year bonus

The three-year or mid-term bonus plan was purposely designed to make the value of the company a priority concern of executive management across the Group. Plan participants include the Board of Management and approximately 100 top managers globally. Bonus payouts under the plan depend on the attainment of financial and strategic goals over the defined three-year performance period, as set out in the table above. The mid-term bonus is paid after completion of the defined three-year performance period, with the amount based on the extent to which goals have been achieved. Certain exceptions apply, for example in the event of retirement. Although an interim assessment of the objectives occurs once a year, these projections are only provisional and informative in nature. Mid-term bonus target levels for members of the Board of Management are set by the Supervisory Board. For the 2007 – 2009 plan, the target bonus amounts to approximately 128.0% of the 2007 base salary over the three-year performance period. The maximum achievement is set at 140.0% of target performance. Details of the mid-term bonus amounts accrued for each member of the Board of Management are shown on page 135.

In exceptional circumstances, the Supervisory Board can decide to award bonuses moderately above maximum level. It can also decide to reduce bonuses where warranted and, in exceptional circumstances, could reduce them to zero. Any material exercise of discretion outside the maximum range will be explained in the Remuneration Report.

Equity-related remuneration

The Board of Management and approximately 800 top managers and high performing prospective future leaders worldwide participate in the Group Equity Incentives (GEI) program. This consists of

“virtual stock options”, known as Stock Appreciation Rights (SAR) and “virtual stock” awards, known as Restricted Stock Units (RSU).

The number of SAR and RSU awarded to the members of the Board of Management is dependent upon the discretionary decision of the Supervisory Board based on their designated role as well as the performance of the Group and their respective business division. The value of the GEI program granted in any year cannot exceed the sum of base salary and the annual target bonus.

The SAR have a vesting period of two years and subject to the performance conditions mentioned below, they may be exercised during the following five years, as set out in the plan conditions. They lapse unconditionally at the end of the seven-year term. To align the interests of management with those of shareholders the Supervisory Board has established two performance conditions for the exercise of the SAR, applicable to all plan participants. These are directly linked to the performance of Allianz SE stock. The conditions consist of a relative measure linked to the Dow Jones EURO STOXX Price Index (600) and an absolute measure requiring a set increase in the price of Allianz SE stock over the period between grant and exercise. Also, the program has a cap of 150.0% of the grant price on the potential payout from SAR exercises in recognition of the leverage profile. To encourage long-term value creation the RSU normally have a vesting period of five years, at the end of which they are automatically released as set out in the plan conditions.

Miscellaneous

The members of the Board of Management also receive certain perquisites. These mainly consist of contributions to accident and liability insurances and the provision of a company car. Each member of the Board of Management is responsible for income tax on these perquisites. Where applicable, a travel allowance for non-resident Board Members is provided. For 2008, the total value of the perquisites amounted to €0.7 million (2007: €0.5 million).

The following table sets out the total remuneration for the Board of Management of Allianz SE for 2008, including the fair value of the SAR and RSU awards, with previous year figures shown in italics. The proportional bonus accrued for each member for 2008 of the three-year bonus plan has been included.

Board of Management		Fixed salary	Perquisites(1)	Total non-performance- based remuneration	Annual bonus(2)	Three-year bonus(3)	Total	Fair value of SAR award at date of grant(4)	Fair value of RSU award at date of grant(5)	Overall total
		€ thou	€ thou	€ thou	€ thou	€ thou	€ thou	€ thou	€ thou	€ thou
Michael Diekmann (Chairman)	2008	1,200	26	1,226	1,112	311	2,649	430	720	3,799
	2007	1,050	24	1,074	2,046	472	3,592	588	1,020	5,200

Dr. Paul Achleitner	2008	800	44	844	704	205	1,753	287	480	2,520
	2007	700	13	713	1,416	310	2,439	392	680	3,511

Oliver Bäte(6)	2008	700	48	748	701	209	1,658	251	420	2,329
	2007	—	—	—	—	—	—	—	—	—

Clement B. Booth	2008	700	93	793	624	205	1,622	251	420	2,293
	2007	700	78	778	1,218	318	2,314	392	680	3,386

Enrico Cucchiani	2008	700	88	788	707	263	1,758	260	435	2,453
	2007	700	118	818	1,261	346	2,425	392	680	3,497

Dr. Joachim Faber	2008	700	19	719	526	211	1,456	261	437	2,154
	2007	700	20	720	1,245	312	2,277	392	680	3,349

Dr. Helmut Perlet	2008	700	206	906	653	214	1,773	251	420	2,444
	2007	700	20	720	1,469	311	2,500	392	680	3,572

Dr. Gerhard Rupprecht	2008	700	24	724	713	246	1,683	238	399	2,320
	2007	700	34	734	1,217	322	2,273	392	680	3,345

Jean-Philippe Thierry	2008	700	68	768	620	209	1,597	237	397	2,231
	2007	700	77	777	1,245	312	2,334	392	680	3,406

Dr. Herbert Walter(7)	2008	700	48	748	0	0	748	116	195	1,059
	2007	700	45	745	923	175	1,843	392	680	2,915

Dr. Werner Zedelius	2008	700	9	709	825	300	1,834	314	525	2,673
	2007	700	14	714	1,363	348	2,425	392	680	3,497

Total(8)	2008	8,300	673	8,973	7,185	2,373	18,531	2,896	4,848	26,275
	2007	8,050	459	8,509	14,505	3,481	26,495	4,508	7,820	38,823

Change from previous year in %(8)		3.1	46.6	5.5	(50.5)	(31.8)	(30.1)	(35.8)	(38.0)	(32.3)

(1)	Broad range reflects travel allowances for non-German resident Board Members and a long-term service award for Dr. Perlet.
(2)	Actual bonus paid in 2009 for fiscal year 2008.
(3)	Estimated amount for 2008 following interim assessment—the actual performance assessment can only take place at the end of the three-year period.
(4)	Fair value of SAR granted in 2008.
(5)	Fair value of RSU granted in 2008.
(6)

Mr. Oliver Bäte joined the Board of Management on January 1, 2008. His mid-term bonus is pro rated to reflect his length of service during the three-year performance period. All other terms are the same as those of the other members.

(7)

Dr. Herbert Walter resigned from the Board of Management of Allianz SE on January 12, 2009 upon the change of control of Dresdner Bank (sale to Commerzbank). Further, Dr. Walter resigned from the Board of Management of Dresdner Bank AG, upon appointment of Dr. Blessing as Chairman of the Board of Management of Dresdner Bank AG on January 19, 2009. In a separation agreement of December 23, 2008 and in accordance with the terms of his service contract it was agreed that upon his resignation Dr. Walter will receive a gross termination payment amounting to €3,595,100 as compensation for the termination of his service contract running until December 31, 2012. Pursuant to the terms of his service contract, Dr. Walter will further receive a transition payment for a period of six months after termination of his service (refer to “Termination of service” below). Dr. Walter has waived his entitlement to his 2008 annual bonus and to his 2008 three-year bonus (pro-rated). His three-year bonus for 2007 (pro-rated) has been calculated according to the terms of his service contract and will be paid out in 2009. With respect to the outstanding Stock Appreciation Rights (SAR) granted to Dr. Walter during his term of service it was agreed that such rights will remain in force. They can be exercised by Dr. Walter subject to the current plan terms and conditions and subject to the applicable exercise hurdles and vesting periods.

(8)

Mr. Jan Carendi retired from the Board of Management on December 31, 2007. The total remuneration for 2007 and the percentage change between 2007 and 2008 reflects the remuneration of the full Board of Management active in the respective years.

The total remuneration of the Board of Management for fiscal year 2008, excluding the interim assessment value for the three-year bonus plan, was € 24 million (2007: € 35 million).

The following table sets out the details of the awards made to the Board of Management under the GEI program of equity–related remuneration in 2008 and their outstanding holdings at the end of the fiscal year.

Board of Management	Number of SAR granted 2008	Number of SAR held at 31 December 2008	Strike Price Range	Number of RSU granted 2008	Number of RSU held at 31 December 2008
			€
Michael Diekmann (Chairman)	17,930	107,196	83.47 - 239.80	8,701	50,799
Dr. Paul Achleitner	11,953	80,895	83.47 - 239.80	5,801	37,144
Oliver Bäte	10,459	10,459	117.38	5,076	5,076
Clement B. Booth	10,459	29,882	117.38 - 160.13	5,076	14,904
Enrico Cucchiani	10,825	69,894	83.47 - 239.80	5,253	34,547
Dr. Joachim Faber	10,878	70,297	83.47 - 239.80	5,279	32,896
Dr. Helmut Perlet	10,459	71,391	83.47 - 239.80	5,076	33,043
Dr. Gerhard Rupprecht	9,936	68,368	83.47 - 239.80	4,822	32,105
Jean-Philippe Thierry	9,884	69,364	83.47 - 239.80	4,797	14,596
Dr. Herbert Walter	4,850	69,325	83.47 - 160.13	2,354	74,698
Dr. Werner Zedelius	13,074	65,525	83.47 - 239.80	6,345	31,064

The GEI awards are accounted for as cash-settled plans and the fair value of the awards is accrued as compensation expense over the relevant vesting period. Upon vesting, any changes in the fair value of the outstanding SAR are recognized as compensation expense. The fair value at the end of fiscal year 2008 was below prior year. Therefore, no additional compensation expense was recognized.

SAR can be exercised once the two-year vesting period has expired on the condition that the Allianz SE stock price is at least 20.0% above the price at which the SAR were granted (strike price). Also, the share price of the Allianz SE stock must have exceeded the Dow Jones EURO STOXX Price Index (600) over a period of five consecutive trading days at least once during the plan period. The RSU are released on the first trading day after the end of a five-year vesting period.

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

Pensions and similar benefits

The pension agreements for members of the Board of Management up to 2004 provided for retirement benefits of a fixed amount that were not linked to the increases in salary or variable pay. With effect from 2005, Allianz SE changed from this defined benefit arrangement to a contribution-based system. The respective pension rights that existed at that point in time were frozen. As a result of the change, since 2005, annual contributions have been made by the Company instead of the former increase amendments. Interest is accrued on the contributions with a minimum guaranteed rate of 2.75% per annum. Should the net annual return from the invested contribution exceed 2.75% the full increase in value is credited to the members the same year. The company reviews the level of contributions annually. The contribution payments are guaranteed only as required for further regular financing of accrued pension rights resulting from defined benefit promises existing on December 31, 2004. In the case of an insured event, the accumulated capital is converted to equivalent annuity payments which are then paid out for the rest of the member’s life or, where applicable, to dependents. The increase in reserves for pensions (current service cost) includes the required expenditures for further financing of accrued pension rights as well as the contribution payments for the new contribution-based system.

When a mandate of a member of the Board of Management ends, a pension may become payable at the earliest upon reaching the age of 60, except for cases of occupational or general disability for medical reasons, or in case of death, when a pension may become payable to the dependents. If the mandate is terminated for other reasons before retirement age has been reached, a pension promise is maintained if non-forfeitable. This does not include, however, a right to pension payments beginning immediately.

Allianz Group paid €4 million (2007: €4 million) to increase pension reserves and reserves for similar benefits for active members of the Board of Management. On December 31, 2008, pension reserves and reserves for similar benefits to members of the Board of Management who were active at that date, amounted to €29 million (2007: €26 million).

The following table sets out the current service cost and contributions arising in relation to the current pension plans for each individual member of the Board of Management of Allianz SE in 2008. The table below separates the current service cost for the defined benefit plan (redeemed as of December 31, 2004) from the current pension plans.

Board of Management	Defined Benefit Pension Plan (frozen) 2008	Current Pension Plans 2008	Total 2008
	€ thou	€ thou	€ thou
Michael Diekmann (Chairman)	157	396	553
Dr. Paul Achleitner	237	237	474
Oliver Bäte	—	267	267
Clement B. Booth	—	261	261
Enrico Cucchiani	—	293	293
Dr. Joachim Faber	133	213	346
Dr. Helmut Perlet(1)	0	220	220
Dr. Gerhard Rupprecht	176	196	372
Jean-Philippe Thierry	—	35	35
Dr. Herbert Walter	315	209	524
Dr. Werner Zedelius	81	209	290

Termination of service

Members of the Board of Management who leave the Board after serving a term of at least five years are entitled to a transition payment for a period of six months. The amount payable is calculated on fixed salary and a proportion of the annual target bonus and is paid in monthly instalments.

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

(1)	No current service cost for the defined benefit pension plan of Dr. Perlet, as above age 60.

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

Since their introduction in June 2007, Allianz SE complies with the provisions of rule 4.2.3 sections 4 and 5 of the German Corporate Governance Code setting out suggestions and – later on – recommendations on severance payment caps in case of premature termination of Board of Management contracts without serious cause. Thus, for the appointment of new Board of Management members or for extensions of the existing mandates, the service contract provides that payments for early termination shall neither exceed the value of two times annual compensation (severance payment cap) nor the payments due for the remaining term of the contract. In case of early termination due to a change of control payments shall not exceed 150.0% of the severance payment cap.

Benefits to retired Members of the Board of Management

In 2008, remuneration and other benefits in the amount of €7 million (2007: €5 million) were paid to retired members of the Board of Management and dependents. Additionally, reserves for current pensions and accrued pension rights totaled €47 million (2007: €49 million).

Remuneration of the Supervisory Board

Remuneration system

The remuneration of the Supervisory Board is governed by §11 of the Statutes of Allianz SE. In line with §113 of the German Stock Corporation Act, the General Meeting is responsible for establishing the Supervisory Board’s remuneration. Accordingly, the provisions on the amount and structure of the Supervisory Board remuneration in §11 of the Statutes were ratified by the Annual General Meeting in 2005. Upon the conversion of Allianz AG into Allianz SE in 2006, these provisions were adopted by shareholders without changes.

The key principles of the Supervisory Board remuneration are:

•

Total remuneration is set at an appropriate level based on the scale and scope of the Supervisory Board members’ duties and responsibilities as well as the Company’s activities, business and financial situation.

•

An appropriate balance is maintained between fixed remuneration and short-term and long-term performance based components in order to adhere to the principles of neutrality and independence of the Supervisory Board members, while at the same time providing adequate performance incentives.

•	The remuneration conforms to the individual functions and responsibilities of the Supervisory Board members, such as chair or vice-chair or committee mandates.

Three components make up the regular remuneration of a member of the Supervisory Board of Allianz SE, i.e. the remuneration without taking into account additional remuneration for the Chairperson, Deputy Chairpersons and/or members and Chairpersons of committees:

•	The fixed remuneration amounts to €50,000 per fiscal year.

•

The first performance-based component of remuneration has a short-term focus. It depends on the increase of the consolidated earnings-per-share compared to the previous fiscal year. It amounts to €150 for each tenth percentage point by which the Group’s earnings-per-share increased in comparison to the preceding year and is set at a maximum limit per member of €24,000.

•

The second performance-based component of remuneration depends on the increase of the consolidated earnings-per-share compared to this figure three years ago and therefore seeks to reflect long-term performance. It amounts to €60 for each tenth percentage point by which the Group’s earnings-per-share increased over the past three years. It is also set at a maximum limit of €24,000.

Maximum regular remuneration

With the two variable remuneration components being capped at a maximum limit of €24,000 and a fixed sum of €50,000, the maximum total regular compensation for a Supervisory Board member amounts to €98,000 per fiscal year. This maximum amount is reached when the previous year’s earnings-per-share have risen by 16.0% and when this indicator has further improved by a total of 40.0% or more over the last three years. If there has been no improvement in the Allianz Group’s earnings-per-share during the relevant period (i.e. the past fiscal year or the past three years), no performance-based remuneration will be awarded.

Compliance with German Corporate Governance Code

The structure of the Supervisory Board’s remuneration complies with the recommendation and the suggestion of the German Corporate Governance Code under which members of the Supervisory Board shall receive fixed as well as performance-based compensation that should contain components based on the long-term performance of the business. We believe that this form of the Supervisory Board’s remuneration has proven to be effective, and that the earnings-per-share performance measure is appropriate for the calculation of the performance-based remuneration of the Supervisory Board.

Chair and committees, limits and attendance fees

The Chairperson and Deputy Chairpersons of the Supervisory Board as well as the Chairperson and members of Supervisory Board committees receive additional remuneration as follows: The Chairperson of the Supervisory Board receives double, and the Deputy Chairpersons receive one-and-a-half times, the regular remuneration of a member of the Supervisory Board. Members of the Personnel Committee, Standing Committee and Risk Committee receive an additional 25.0% above the regular remuneration, and the Chairpersons of each of these committees receive 50.0% over the regular remuneration. Members of the Audit Committee are entitled to a fixed sum of €30,000 per year and the Audit Committee Chairperson receives €45,000. No additional remuneration is granted to the members of the Nomination Committee.

There is a maximum limit on the total remuneration of each member of the Supervisory Board. It is reached when the Chairperson of the Supervisory Board has been awarded triple, and the other members of the Supervisory Board double, the regular remuneration of a member of the Supervisory Board.

The members of the Supervisory Board receive a €500 attendance fee for each Supervisory Board or committee meeting that they attend in person. This sum remains unchanged if several meetings occur on one day or when various meetings are held on consecutive days.

Figures for 2008 fiscal year

The Group’s earnings-per-share were negative in 2008. The performance-based remuneration of the Supervisory Board being based on the increase of the Group’ earnings-per-share, no short-term or long-term performance-based remuneration will be awarded to the Supervisory Board for 2008. For 2008 the regular remuneration for a member of the Supervisory Board thus amounted to a total of €50,000, being the fixed remuneration. The maximum limit of remuneration applicable to the Chairman of the Supervisory Board, being three times the regular remuneration, amounted to €150,000, the maximum limit of remuneration applicable to the other Supervisory Board members amounted to €100,000.

The total remuneration for the Supervisory Board members including attendance fees amounted to €1,080,000 in 2008, compared to €1,598,305 in 2007. Accordingly, the average annual remuneration for the Supervisory Board members decreased to €90,000 (2007: €132,274). The reason for this is that no performance-based remuneration was awarded.

Remuneration of the Supervisory Board of Allianz SE

Supervisory Board	Fixed remuneration		Long-term performance based remuneration		Short-term performance based remuneration		Committee remuneration
	2008	2007	2008	2007	2008	2007	2008	2007
	€	€	€	€	€	€	€	€
Dr. Henning Schulte-Noelle (Chairman)	100,000	100,000	0	48,000	0	16,200	75,000	123,150
Dr. Gerhard Cromme (Deputy Chairman)	75,000	75,000	0	36,000	0	12,150	36,250	86,050
Claudia Eggert-Lehmann (Deputy Chairwoman) (until January 12, 2009)	75,000	75,000	0	36,000	0	12,150	25,000	41,050
Dr. Wulf H. Bernotat	50,000	50,000	0	24,000	0	8,100	42,500	50,525
Jean-Jacques Cette	50,000	50,000	0	24,000	0	8,100	30,000	30,000
Godfrey Robert Hayward	50,000	50,000	0	24,000	0	8,100	12,500	20,525
Dr. Franz B. Humer	50,000	50,000	0	24,000	0	8,100	50,000	20,525
Prof. Dr. Renate Köcher	50,000	50,000	0	24,000	0	8,100	12,500	20,525
Peter Kossubek (since May 2, 2007)	50,000	33,334	0	16,000	0	5,400	12,500	13,684
Igor Landau	50,000	50,000	0	24,000	0	8,100	30,000	30,000
Jörg Reinbrecht	50,000	50,000	0	24,000	0	8,100	30,000	30,000
Margit Schoffer (until May 2, 2007)	—	20,834	—	10,000	—	3,375	—	8,553
Rolf Zimmermann	50,000	50,000	0	24,000	0	8,100	12,500	20,525
Total	700,000	704,168	0	338,000	0	114,075	368,750	495,112

Total remuneration including attendance fees

	Total remuneration (fixed, performance based and committee) (after cap)				Attendance fees		Total amount (total remuneration and attendance fees)
Supervisory Board	2008		2007		2008	2007	2008	2007
	€		€		€	€	€	€
Dr. Henning Schulte-Noelle (Chairman)	150,000	(3)	246,300	(1)	4,000	2,500	154,000	248,800
Dr. Gerhard Cromme (Deputy Chairman)	100,000	(4)	164,200	(2)	4,000	3,500	104,000	167,700
Claudia Eggert-Lehmann (Deputy Chairwoman) (until January 12, 2009)	100,000		164,200		3,500	2,500	103,500	166,700
Dr. Wulf H. Bernotat	92,500		132,625		4,000	3,000	96,500	135,625
Jean-Jacques Cette	80,000		112,100		4,000	3,000	84,000	115,100
Godfrey Robert Hayward	62,500		102,625		3,500	2,000	66,000	104,625
Dr. Franz B. Humer	100,000		102,625		4,500	2,000	104,500	104,625
Prof. Dr. Renate Köcher	62,500		102,625		3,500	2,000	66,000	104,625
Peter Kossubek (since May 2, 2007)	62,500		68,418		3,500	1,000	66,000	69,418
Igor Landau	80,000		112,100		4,500	3,500	84,500	115,600
Jörg Reinbrecht	80,000		112,100		4,500	3,500	84,500	115,600
Margit Schoffer (until May 2, 2007)	—		42,762		—	2,000	—	44,762
Rolf Zimmermann	62,500		102,625		4,000	2,500	66,500	105,125
Total	1,032,500		1,565,305		47,500	33,000	1,080,000	1,598,305

(1)	Total calculated remuneration of €287,350, which is capped at €246,300 (for Chairman, the limit is three times the 2007 regular remuneration).
(2)	Total calculated remuneration of €209,200, which is capped at €164,200 (limit of two times the 2007 regular remuneration).
(3)	Total calculated remuneration of €175,000, which is capped at €150,000 (for Chairperson, the limit is three times the 2008 regular remuneration).
(4)	Total calculated remuneration of €111,250, which is capped at €100,000 (limit of two times the 2008 regular remuneration).

Remuneration for mandates in other Allianz Group subsidiaries, agent commissions

As member of the Supervisory Board of Dresdner Bank AG Claudia Eggert-Lehmann received €45,000. Peter Kossubek received €13,333.33 as member of the Supervisory Board of Allianz Versicherungs-AG. One member of the Supervisory Board received certain small commission payment for ancillary agent activities.

Loans to Members of the Board of Management and Supervisory Board

Loans granted by Dresdner Bank AG and other Allianz Group companies to members of the Board of Management and Supervisory Board totaled €85,000 on the date of balance (December 31, 2008). Loan amounts repaid in 2008 totaled €50,876. Loans are provided at standard market conditions or at the conditions as applied to employees. Moreover, overdraft facilities were granted to members of the Board of Management and Supervisory Board as part of existing account relationships, likewise corresponding to conditions according to market standard or those applied to employees. The loans and overdrafts mentioned above (1) were made in the ordinary course of business, (2) were granted on conditions that are comparable to those of loans and overdrafts granted to people in peer groups and (3) did not involve more than the normal risk of collectability or present other unfavorable features. For members of the Board of Management, this means that the conditions have been set according to the prevailing conditions for Allianz employees.

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

Share Ownership

As of March 9, 2009, the members of the Board of Management and the Supervisory Board held less than 1% of our ordinary shares issued and outstanding. As of such date, the members of the Board of Management and the Supervisory Board held in the aggregate approximately 130.200 ordinary shares of Allianz SE.

Employees

As of December 31, 2008, the Allianz Group employed a total of 182,865 people worldwide, of whom 71,267 or 39.0%, were employed in Germany. A large number of our German employees are covered by collective bargaining agreements or similar arrangements. In the past three years, there have been no work stoppages or strikes at our various sites that have arisen from collective bargaining disputes or for other reasons which had a material adverse effect on the Allianz Group’s results of operations. We believe that our employee relations are good.

The following table shows the number of employees of the Allianz Group by region as of December 31, 2008, 2007 and 2006.

	2008	2007	2006
Employees by countries
Germany	71,267	72,063	76,790
France	18,915	19,120	17,096
United States	10,627	10,706	10,691
United Kingdom	10,207	10,865	9,945
Russia	9,106	11,744	280
Italy	7,211	7,445	7,661
Switzerland	4,286	4,117	2,874
Australia	3,719	3,608	3,474
Spain	3,440	3,299	3,139
Hungary	3,427	3,235	3,159
Austria	3,272	3,096	3,106
Brazil	2,941	2,971	2,334
Slovakia	2,682	2,627	2,564
Poland	2,458	1,358	1,290
Romania	2,331	2,292	2,061
China (incl. Hong Kong)	2,501	2,137	1,374
Other	24,475	20,524	18,667
Total	182,865	181,207	166,505

Stock-based Compensation Plans

Group Equity Incentives (GEI)

The Allianz Group Equity Incentives (GEI) support the orientation of senior management, and in particular the Board of Management, to create sustainable value for shareholders. The GEI plan, as a key component of performance related pay, supports this goal through its direct link to the performance of the Allianz SE stock. The GEI consist of two vehicles, Stock Appreciation Rights (SAR), which were introduced in 1999, and Restricted Stock Units (RSU), which were introduced in 2003. The SAR have a vesting period of two years and an exercise period of five years, the RSU have a 5-year vesting period.

Participation in these plans is limited to Allianz top managers and certain designated future leaders worldwide.

Awards were granted by the respective companies in accordance with uniform group-wide conditions. The grant price for SAR and RSU is calculated on the basis of the arithmetic average of the closing prices of the Allianz SE stock in Xetra trading over the ten trading days following the Financial Press Conference of Allianz SE until and including the grant date in the year of issue of the relevant plan. The grant price for the GEI 2008 is €117.38.

The number of SAR and RSU offered is set individually for each participant and is determined on the basis of the grant price, the economic performance of the Allianz Group and the respective employing company, and other factors such as participants’ remuneration and performance.

For additional information on the Group Equity Incentive Plans refer to Note 48 to our consolidated financial statements.

Employee Stock Purchase Plans

The purpose of the Allianz Employee Stock Purchase Plan (ESPP) is to promote share ownership among employees as well as to increase their financial awareness and interest in the company’s performance. The ESPP gives employees the opportunity to acquire shares of Allianz SE at preferential terms, subject to certain conditions. To purchase Allianz SE shares there is a set maximum investment as to the amount annual base pay plus target bonus. The timing of participation and the purchase of the shares differs by country. The specific features of the plan offer are decided annually. In 2008, around 125,000 employees in 24 countries were eligible to participate in the plan, and approximately 22,000 employees accepted the offer.

For additional information on our Employee Stock Purchase Plans, refer to Note 48 to our consolidated financial statements.

ITEM 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The outstanding capital stock of Allianz SE consists of ordinary shares without par value that are issued in registered form. Under our Statutes, each outstanding ordinary share represents one vote. Major shareholders do not have different voting rights. Based on our share register, as of March 9, 2009, we had approximately 490,160 registered shareholders, of which approximately 560 were U.S. holders. Based on our share register, approximately 16.7% of our ordinary shares issued were held by such U.S. holders. Although our shareholders are generally required when registering to indicate their respective names, addresses and, in the case of legal entities, whether they hold on behalf of a third-party, many of our ordinary shares may be held of record by brokers, trustees or other nominal holders who are not required to provide such information with regard to beneficial shareholders. As a result, the number of holders of record or registered U.S. holders may not be representative of the actual number of beneficial U.S. holders. For information regarding the share ownership of the members of our Board of Management and our Supervisory Board, refer to “Directors, Senior Management and Employees-Share Ownership.”

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

As of March 9, 2009, no shareholder holding 5% or more of the share capital was reported to Allianz SE.

As of March 16, 2009, 453,050,000 ordinary shares were issued, of which 451,505,783 were outstanding and 1,544,217 were held by the Allianz Group in treasury.

Related Party Transactions

For a description of related party transactions, refer to Note 45 to the consolidated financial statements.

ITEM 8.	Financial Information

Consolidated Statements and Other Financial Information

Refer to pages F-1 and following for the consolidated financial statements required by this item.

Legal Proceedings

For a description of legal proceedings, refer to Note 46 to the consolidated financial statements.

Dividend Policy

Allianz SE normally declares dividends at the annual general meeting and pays these dividends once a year. Under applicable German law, dividends may be declared and paid only from available unappropriated earnings as shown in the German statutory annual financial statements of Allianz SE. For each fiscal year, the Board of Management approves the annual financial statements and submits them to the Supervisory Board with its proposal as to the appropriation of the annual profit. This proposal will set forth what amounts of the annual profit should be paid out as dividends, transferred to capital reserves, or carried forward to the next fiscal year. Upon approval by the Supervisory Board, the Board of Management and the Supervisory Board submit their combined proposal to the shareholders at the annual general meeting. The general meeting ultimately determines the appropriation of the annual profits, including the amount of the annual dividends. Shareholders generally participate in distributions of any dividends in proportion to the number of their ordinary shares. Any dividends declared by Allianz SE will be paid in Euro.

For information regarding annual dividends declared in 2008 and paid from 2004 through 2007, refer to “Key Information—Dividends.”

Significant Changes

For a description of significant developments since the date of the annual financial statements included in this annual report, refer to Note 52 to the consolidated financial statements.

ITEM 9.	The Offer and Listing

Trading Markets

The principal trading market for the ordinary shares is the Frankfurt Stock Exchange. The ordinary shares also trade on the following other German stock exchanges: Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart, as well as the stock exchanges in London, Paris, Milan and Zurich. The ADSs of Allianz SE, each representing one-tenth of an ordinary share, trade on the New York Stock Exchange under the symbol “AZ.” Refer also to “Major Shareholders and Related Party Transactions—Major Shareholders.”

Market Price Information

The table below sets forth, for the periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for the ordinary shares of Allianz SE as reported by XETRA. The table also shows, for the periods indicated, the highs and lows of the DAX. Refer to the discussion under “Key Information—Exchange Rate Information” for information with respect to rates of exchange between the U.S. Dollar and the Euro applicable during the periods set forth below.

	Price per ordinary share		DAX
	High	Low	High	Low
	€	€
Annual highs and lows
2004	111.2	73.9	4,261.8	3,647.0
2005	129.7	89.7	5,458.6	4,178.1
2006	156.8	111.2	6,611.8	5,292.1
2007	178.6	133.9	8,105.7	6,447.7
2008	145.9	46.6	7,949.1	4,127.4
2009 (through March 20, 2009)	77.2	48.7	5,026.3	3,666.4

Quarterly highs and lows
2007
First quarter	169.0	147.8	7,027.6	6,447.7
Second quarter	178.6	155.0	8,090.5	6,937.2
Third quarter	174.6	148.7	8,105.7	7,270.1
Fourth quarter	165.4	133.9	8,076.1	7,512.0

2008
First quarter	145.9	106.2	7,949.1	6,182.3
Second quarter	134.5	111.0	7,225.9	6,418.3

	Price per ordinary share		DAX
	High	Low	High	Low
	€	€
Third quarter	116.3	89.4	6.609,6	5,807.1
Fourth quarter	99.1	46.6	5,806.3	4,127.4

2009 (through March 20, 2009)	77.2	48.7	5,026.3	3,666.4

Monthly highs and lows
2008
September	116.1	89.4	6,518,5	5,807.1
October	99.1	48.2	5.806,3	4.295,7
November	68.9	46.6	5,278.0	4,127.4
December	76.2	60.8	4,810.2	4,381,5

2009
January	77.2	60.1	5,026.3	4,179.0
February	71.8	49.2	4,666.8	3,843.7
March 20	64.8	48.7	4,068.7	3,666.4

On March 20, 2009, the closing sale price per Allianz SE ordinary share on XETRA was 63.99, which was equivalent to $86.81 per ordinary share, translated at the closing noon buying rate for Euros on that date.

Based on turnover statistics supplied by Bloomberg, the average daily volume of the ordinary shares of Allianz SE traded on the Frankfurt Stock Exchange (XETRA) between January 2, 2009 and March 20, 2009 was 3,824,451.

Trading on the New York Stock Exchange

Official trading of Allianz SE ADSs on the New York Stock Exchange commenced on November 3, 2000. Allianz SE ADSs trade under the symbol “AZ.”

The following table sets forth, for the periods indicated, the high and low closing sales prices per Allianz SE ADS as reported on the New York Stock Exchange Composite Tape:

	Price per ADS
	High	Low
	$	$
Annual highs and lows
2004	14.0	9.0
2005	15.4	11.4
2006	20.6	13.9
2007	24.0	19.2
2008	21.4	5.7
2009 (through March 20, 2009)	10.8	6.0

Quarterly highs and lows
2007
First quarter	22.2	19.2
Second quarter	23.8	20.7
Third quarter	24.0	20.3
Fourth quarter	23.5	19.6

2008
First quarter	21.4	16.4
Second quarter	21.0	17.2
Third quarter	18.3	13.3
Fourth quarter	13.6	5.7

2009
(through March 20)	10.8	6.0

Monthly highs and lows
2008
September	16.8	13.3
October	13.6	6.4
November	9.0	5.7
December	10.8	7.3

2009
January	10.8	7.5
February	9.3	6.3
March (through March 20)	8.7	6.0

On March 20, 2009, the closing sales price per Allianz SE ADS on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was $8.45.

ITEM 10.	Additional Information

Articles of Association (Statutes)

Allianz SE’s current statutes are filed as an exhibit to this annual report. Refer also to “Directors, Senior Management and Employees” for a description of our corporate governance structure.

Organization and Share Capital

Allianz SE is a Stock Corporation in the form of a European Company (Societas Europaea or SE) and is organized under the laws of the Federal Republic of Germany and the European Union. It is registered in the Commercial Register in Munich, Germany, under the entry number HRB 164232.

The share capital of Allianz SE consists of ordinary shares without par value. As of March 16, 2009, the capital stock of Allianz SE amounts to €1,159,808,000. It is sub-divided into 453,050,000 shares with no par value, of which 451,505,783 shares were outstanding. The shares are registered and can only be transferred with the approval of the Company. The Company will withhold a duly applied approval only if it deems this to be necessary in the interest of the Company on exceptional grounds. The applicant will be informed about the reasons.

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

At the Extraordinary General Meeting on February 8, 2006, the shareholders approved the following authorized capital for issuance of new registered shares by the Board of Management, upon the approval of the Supervisory Board:

•

Up to €450,000,000 in the aggregate on one or more occasions on or before February 7, 2011 by issuing new registered no-par value shares against contributions in cash and/or in kind (Authorized Capital 2006/I), of which an amount of €406,545,646 remains as of March 16, 2009. If the capital stock is increased against contributions in cash, the shareholders are to be granted a subscription right. However, the Board of Management is authorized, upon the approval of the Supervisory Board, to exclude such shareholders’ subscription right:

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

2011 by issuing new registered no-par shares against contributions in cash (Authorized Capital 2006/II), of which an amount of €8,056,297 remains as of March 16, 2008. The Board of Management is authorized, upon the approval of the Supervisory Board:

        (i) to exclude shareholders’ subscription rights in order to issue the new shares to the employees of Allianz SE and Allianz Group companies;

        (ii) to exclude fractional amounts from the shareholders’ subscription right; and

        (iii) to determine the additional rights of the shares and the conditions of the share issuance.

•

Furthermore, the shareholders have conditionally increased the share capital by an aggregate amount of up to €250,000,000.00 through issuance of up to 97,656,250 new registered no-par value shares with entitlement to share in profits from the beginning of the financial year of their issuance (Conditional Capital 2006). The conditional capital increase shall be carried out only to the extent that conversion or option rights are exercised by holders of conversion or option rights attached to bonds which Allianz SE or Allianz AG or their Group companies have issued against cash payments in accordance with the resolution of the General Meeting as of February 8, 2006, or that conversion obligations under such bonds are fulfilled, and only in so far as no other methods of performance are used in serving these rights. The Board of Management is authorized to determine further details of the conditional share capital increase.

With respect to purchases of our own ordinary shares, refer to Note 25 to our consolidated financial statements.

Capital Increase

For information regarding capital increases, refer to Note 25 to our consolidated financial statements.

Material Contracts

In connection with the sale of Dresdner Bank to Commerzbank, Allianz and Commerzbank entered into a transaction agreement dated August 31, 2008, as supplemented by an amended agreement dated November 27, 2008, which are attached hereto as exhibits 4.1 and 4.2, respectively. For more information on this transaction, refer to “Item 4. Information on the Company—Major Disposals—Sale of Dresdner Bank AG.”

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

The comments are of a general nature and included herein solely for information purposes. These comments cannot replace legal or tax advice and does not purport to be a comprehensive discussion of all German tax consequences. The owner should consult their tax advisor regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of shares or ADSs, the procedures to follow for the refund of German taxes withheld from dividends and the possible effects of changes in the tax laws of the Federal Republic of Germany.

This summary is based on the relevant German tax laws in 2008 and 2009 respectively in force and typical tax treaties to which Germany is a party, as they are applied on the date hereof and are subject to changes in German tax laws or respective treaties.

Taxation of the Company in Germany

German corporations, including Allianz SE, were subject to a corporate income tax rate of 25% in 2007. In addition a solidarity surcharge of 5.5% on the net assessed corporate income tax has to be paid, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to approximately 26.375%.

In the course of the reform of business taxation, implemented by the Business Tax Reform Act 2008, the income tax rate for corporations has been reduced to 15% as of the fiscal year 2008; including the solidarity surcharge, the aggregate rate amounts to 15.825%.

In addition, German corporations are subject to profit-related trade tax on income, which is a municipal tax levied at an effective tax rate of between approximately 12% and 20%, depending on the applicable trade tax factor of the relevant municipality and is a deductible item in computing the corporation’s tax base for corporate income and trade tax purposes. Due to the Business Tax Reform Act 2008 from 2008 onwards the trade tax is no longer deductible for corporate income tax and trade tax purposes.

Tax losses carried forward can be used to offset against taxable profits of a period for an amount not exceeding €1 million. Taxable profits exceeding €1 million may only be set off by 60% with tax losses brought forward from prior periods. Unutilized tax losses can be carried forward without any time limitation.

Taxation of Dividends

Germany has a classic corporate tax system.

If the Shares or ADS’s are held as private assets (Privatvermögen) by an individual German resident private investor, dividends are taxed as investment income (Einkünfte aus Kapitalvermögen). Till 2008, only 50% of the dividends received were included in the tax basis. However, income related expenses (e.g. custody fees or interest for a debt financed portfolio) were also deductible by only 50% (half-income system). The amount of such payments after deduction of related expenses was subject to progressive income tax plus solidarity surcharge thereon. Since 2007, a personal annual exemption (Sparer-Freibetrag) of €750 (€1,500 for married couples filing their tax return jointly) was available for the aggregate amount of the investment income, including the dividends. In addition, an individual was entitled to a standard deduction of €51 (€102 for married couples filing their tax return jointly) in computing his overall investment income unless the expenses involved are demonstrated to have actually exceeded that amount.

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

If the shares were held as business assets (Betriebsvermögen) by a natural person (via a

German partnership or an individual enterprises), only 50% of the dividends received are included in the tax basis till to 2008. For trade tax purposes the same rules apply as for corporate investors.

In the course of the reform of business taxation the taxation of dividends has been changed for individuals private investors and for business assets by a natural persons. From January 1, 2009 onwards a final flat-rate tax (Abgeltungsteuer) amounting to 25% (plus a 5.5% solidarity surcharge) on all types of investment income (including dividends) has been established. This withholding tax levied on the income from capital investment is generally final for private investors and will only be included in the relevant tax assessment for individuals upon application, especially if the personal income tax rate falls below 25%.

In addition, from January 1, 2009, the half-income system for dividends received by private investors has been abolished. For dividends received from shareholdings held as business assets by a natural person, the half-income system has changed to a partial-income system. Under this system, 60% of the dividends will be taxable and only 40% will be exempt. Income related expenses are also deductible by only 60%. The personal annual exemption (Sparer-Freibetrag for private Investors) and the standard deduction has been replaced by a unitary flat sum (Sparer-Pauschbetrag) for the overall investment income of € 801 (€ 1,602 for married couples filing their tax return jointly). The deduction of related expenses is not possible any more.

For German non-residents (individuals and corporate investors) the dividends received are basically subject to income taxes and therefore to withholding tax (see next section).

Imposition of Withholding Tax

Till 2008, dividend distributions were subject to a 20% withholding tax. In addition, a solidarity surcharge at a rate of 5.5% on the withholding tax was levied, resulting in an aggregate rate of withholding tax of 21.1% of the declared dividend. The withholding tax is generally withheld irrespective of whether and to what extent the dividend distribution is exempt at the level of the holder.

As part of the reform of business taxation, from January 2009 1, onwards the withholding tax amounts to 25% (plus a 5.5% solidarity surcharge) on all types of investment income, including dividends.

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

From January 1, 2009 onwards two-fifths of the withholding tax can in some circumstances be refunded to Non-German corporate investors upon application at the German Federal Tax Office, which finally results in a withholding tax of 15% (plus solidarity surcharge), leaving the entitlement for further reductions under an applicable income tax treaty unaffected.

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

Taxation of Capital Gains

If the shares are held as business assets (Betriebsvermögen) by a corporate investor or by a natural person (via a German partnership or an individual enterprises), the capital gains are treated as the dividends.

Till 2008, for private investors, a 50% tax exemption on realized gains on the disposal of shares arised only if they sold shares of a corporation of which they hold at least 1% of the outstanding shares of the company at any time within the five years prior to the sale. Shares with less than 1% of the outstanding shares of the company were only subject to taxation within the 12 month speculative period. Due to the Business Tax Reform Act 2008 capital gains from private investors are subject to taxation irrespective of any holding period with a 25% withholding tax plus a 5.5% solidarity surcharge. There are some transition rules regarding the change in the taxation of capital gains.

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

United States Taxation

This section describes the principal United States federal income tax consequences of owning ordinary shares or ADSs. It applies to you only if you hold your ordinary shares or ADSs as capital assets for tax purposes. This section does not address all material tax consequences of owning ordinary shares or ADSs. It does not address special classes of holders, some of whom may be subject to other rules, including:

•	dealers in securities or currencies;

•	tax-exempt entities;

•	life insurance companies;

•	broker-dealers;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	investors liable for alternative minimum tax;

•	investors that actually or constructively own 10% or more of the voting stock of Allianz SE;

•	investors that hold ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	investors whose functional currency is not the U.S. Dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis.

In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. In general, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADRs, and ADRs for ordinary shares, generally will not be subject to United States federal income tax.

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

If a partnership holds our ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you hold our ordinary shares as a partner in a partnership, you should consult your tax advisor with regard to the U.S. federal income tax treatment of an investment in our ordinary shares.

You should consult your own tax advisor regarding the United States federal, state, local,

foreign and other tax consequences of owning and disposing of ordinary shares or ADSs in your particular circumstances. In particular, you should confirm whether you qualify for the benefits of the Treaty and the consequences of failing to do so.

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ordinary shares or ADSs generally will be qualified dividend income if you meet the holding period requirement. You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. Dollar value of the gross dividend amount, determined at the spot Euro/U.S. Dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The currency gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the German tax withheld in accordance with German law or the Treaty and paid over to Germany will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Refer to “—German Taxation—Refund Procedure for U.S. Shareholders,” above, for the procedures for obtaining a tax refund. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that you realize and your tax basis, determined in U.S. Dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Gain or loss generally will be treated as arising from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Status

We believe that our ordinary shares and ADSs should not be treated as stock of a passive foreign investment company (PFIC), for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to become a PFIC, the tax treatment of distributions on our ordinary shares or ADSs and of any gains realized upon the disposition of our ordinary shares or ADSs may be less favorable than as described herein. You should consult your own tax advisors regarding the PFIC rules and their effect on you if you hold ordinary shares or ADSs.

Documents on Display

Allianz SE is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Allianz SE files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the Commission’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Allianz SE’s annual reports and some of the other information submitted by Allianz SE to the Commission may be accessed through this web site. In addition, material filed by Allianz SE can be inspected at the offices of the New York Stock Exchange at 11 Wall Street, New York, New York 10005.

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk

Allianz risk management is designed to add value by focusing on both risk and return.

As a provider of financial services, we consider risk management to be one of our core competencies. It is therefore an integrated part of our business processes. The key elements of our risk management framework are:

•	Promotion of a strong risk management culture supported by a robust risk governance structure.

•	Integrated risk capital framework consistently applied across the Group to protect our capital base and to support effective capital management.

•	Integration of risk considerations and capital needs into management and decision-making processes through the attribution of risk and allocation of capital to the various segments.

Risk Governance Structure

The Allianz risk governance approach is designed to enable us to manage our local and global risks equally and to reduce the likelihood that our overall risk increases in an undetected manner. The following diagram provides an overview regarding risk-related decision-making responsibility within our risk governance structure.

The Board of Management of Allianz SE formulates business objectives and allocates capital resources across the Allianz Group, with the objective of balancing return on investment and risk. The Supervisory Board Risk Committee of Allianz SE meets on a regular and ad-hoc basis to monitor the risk profile of the Allianz Group based on risk reports presented by the Chief Financial Officer and Chairman of the Group Risk Committee.

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

The Group Risk department (“Group Risk”), which reports to the Chief Financial Officer, develops methods and processes for identifying, assessing and monitoring risks across the Allianz Group based on systematic qualitative and quantitative analysis and regularly informs management concerning the Allianz Group’s risk profile. Group Risk develops the Allianz risk framework and oversees the operating entities’ adherence to the framework. The core elements of the risk framework are set forth in the Group Risk Policy, which has been approved by the Board of Management of Allianz SE and which defines the minimum requirements for all operating entities within the Allianz Group. Additional risk standards, such as standards related to specific segments or risk categories, are in place for our operating entities worldwide. Group Risk is also responsible for monitoring the accumulation of specific types of risks across business lines, in particular with respect to natural disasters and exposures to counterparties.

Local operating entities assume responsibility for their own risk management, with risk functions and committees that are similar to the Group structure. Independent risk oversight is a fundamental principle of our risk governance structure, with a clear separation between business functions that actively take decisions and assume risk responsibility, on the one hand, and independent risk oversight functions, on the other hand. Risk oversight consists of independent risk identification, assessment, reporting and monitoring and also includes analyzing alternatives and proposing recommendations to the Risk Committees and local management or to the Board of Management of Allianz SE. The local risk departments performing the oversight role in our major operating entities are headed by a local Chief Risk Officer. Group Risk is represented on the local Risk Committees to enhance the risk dialogue between the Group and the operating entities.

The risk governance structure is further complemented by Group Audit, Group Compliance and Group Legal Services. On a periodic basis, Group Audit independently reviews the risk governance implementation, performs quality reviews of risk processes and tests adherence to business standards. Group Legal Services seek to mitigate legal risks with support from other departments. Legal risks include legislative changes, major litigation and disputes, regulatory proceedings and contractual clauses that are unclear or construed differently by the courts. The Allianz Group’s objective is to ensure that developments in laws and regulations are observed, to react appropriately to all impending legislative changes or new court rulings, to attend to legal disputes and litigation, and to provide legally appropriate solutions for transactions and business processes.

Allianz Group’s risk landscape is continually evolving due to changes in our environment. In order to adapt, the Trend Assessment Committee is responsible for early recognition of new risks and opportunities and evaluating long-term trends that may have a significant impact on the Allianz Group’s risk profile. Furthermore, Allianz is an active member of the CRO Forum Emerging Risk Initiative that continuously monitors the industry-wide risk landscape and raises awareness of major risks which are relevant for the insurance industry. This initiative promotes stakeholder dialogue and also proposes best practice monitoring and management approaches via regular publications on specific topics.

The Allianz Climate Core Group is a panel of internal experts that specifically examines the possible effects of climate change on our business, developing risk management strategies and identifying potential opportunities resulting from climate change.

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

Value-at-Risk approach

We use an internal risk capital model based on a Value-at-Risk (VaR) approach, determining a maximum loss in the value of our portfolio of businesses covered within the scope of the model (the “covered business”) due to adverse market, credit, insurance and other business events, within a specified timeframe (“holding period”) and probability (“confidence level”). More specifically, we calculate the net fair asset value of each of our covered businesses based on values (i) under current best estimate conditions and (ii) under adverse conditions defined by scenarios for each risk category. The required internal risk capital per risk category is defined as the difference between the value of the portfolio under the best estimate scenario and under the adverse scenario. Internal risk capital is determined on a quarterly basis and results per category are aggregated in a manner that takes into account the diversification effect across risk categories and regions.

To calculate internal risk capital using the VaR approach at the Allianz Group level, we assume a confidence level of 99.97% and a holding period of one year, which is assumed to be equivalent to an “AA” rating of Standard & Poor’s. We apply a holding period of one year because it is generally assumed that it may take up to one year to identify a counterparty to whom to transfer the liabilities in our portfolio. This capital requirement is sufficient to cover a loss in any one year equivalent to a 3-in-10,000 year event. Although our internal risk capital is based on extreme events, it nonetheless aims to provide adequate indications to manage the risks resulting from reasonably possible smaller adverse events that we might identify in the near-term, because the results allow us to analyze separately and in aggregate our exposure to each source of risk.

Diversification and correlation assumptions

Our internal risk capital model considers both concentration and correlation when aggregating results on the Allianz Group level, in order to reflect that not all of our potential losses are likely to be realized at the same time. This effect is known as diversification. Managing diversification forms a central element of our risk management framework. The Allianz Group strives to diversify the risks to which it is exposed in order to limit the impact of any single source of risk and to help ensure that the positive developments of some businesses operate in such a manner as to neutralize the possible negative developments of others.

The degree to which diversification can be realized depends in part on the level of relative concentration of those risks. For example, the greatest diversification is in general obtained in a balanced portfolio without any disproportionately large exposures to any one or more risks. In addition, the diversification effect depends upon the relationship between sources of risks. The degree of relationship between two sources of risk is referred to as correlation, characterized by a value between “-1” and “+1”. Where possible, we develop correlation parameters for each pair of risks through statistical analysis of historical data. If only insufficient historical data is available, we use conservative professional judgment, ruling out negative correlations, and, in general, we set the correlation parameters to represent the level of interdependency of risks under adverse conditions.

Scope

Our internal risk capital model takes into account the following sources of risk, classified as risk categories per segment:

(1)	Foreign currency risks are mainly allocated to the Corporate segment (please see below for further information).
(2)	As commodity risk is not significant on the Group level, it is covered in our internal risk capital model within currency risk.
(3)

Although the internal risk capital requirements for the Asset Management segment only reflect business risk (please see below for further information), the evaluation of market risk and credit risk on the account of third parties is an integral part of the risk management process of our local operating entities.

(4)	The premium risk which our credit insurance entity Euler Hermes is exposed to due to its business model is also covered here, as this type of risk is a special form of credit risk.
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

•

Substantially all of our assets (including bonds, mortgages, investment funds, loans, floating rate notes, equities and real estate) and liabilities (including the cash flow profile of all technical reserves as well as deposits and issued securities). For the Life/

Health segment, the model reflects the interaction between assets and liabilities and local management decisions such as investment strategies and policyholder participation rules.

•	Substantially all of our derivatives (options, swaps and futures), in particular if they form part of the operating entity’s regular business model (e.g., at Allianz Life

Insurance Company of North America) or if they have a significant impact on the resulting internal risk capital (e.g., hedges of Allianz SE or in the Life/Health segment, if material obligations to policyholders are hedged through financial derivatives). Typically, embedded derivatives contained in a host contract are also included.

For smaller insurance operating entities that have an immaterial impact on the Group risk profile, and for the Asset Management segment, we assign internal risk capital requirements based on an approach similar to Standard & Poor’s standard model. This uses the same risk categories as our internal risk capital model, thereby allowing us to consistently aggregate internal risk capital for all segments at the Group level. More specifically, approximately 99% of the investments managed by the Asset Management segment are held for the benefit of either third parties or Allianz Group insurance entities and, therefore, do not result in significant market and credit risk for the Asset Management segment. As a result, the internal risk capital requirements for the Asset Management segment only reflect business risk. However, the evaluation of market risk and credit risk on the account of third parties is an integral part of the risk management process of our local operating entities.

Applying an approach based on risk weighted assets, and following the sale of our former banking subsidiary, Dresdner Bank, to Commerzbank, our continuing banking operations in Germany, Italy, France and New Europe represent only an insignificant amount of approximately 1.3% of total non-diversified internal risk capital. Therefore, risk management with respect to banking operations is not discussed below in detail.

The Allianz Group’s policy is to require each operating entity to match the currency of their material assets and liabilities or to otherwise hedge foreign currency risk. As a result, our residual foreign currency risk results primarily from the fair value of the net asset value of our non-Euro operating entities and certain exposures to non-Euro denominated assets and liabilities held at the Group level. This currency risk is monitored and managed centrally at the Allianz Group level by Group Corporate Finance & Treasury and is, therefore, mostly allocated to the Corporate segment.

Following the announcement of the sale of Dresdner Bank to Commerzbank in August 2008, Dresdner Bank qualified as held-for-sale and discontinued operations. For the purpose of this discussion on risk management, we refer to “discontinued operations” to mean the assets and liabilities held by Dresdner Bank upon its sale by Allianz to Commerzbank on January 12, 2009. Certain former assets and liabilities of Dresdner Bank, which Allianz retained and which were not transferred to Commerzbank, were not classified as discontinued operations. We generally present figures as of December 31, 2008 excluding discontinued operations, although we also provide certain information regarding the total Group including discontinued operations for the purpose of comparison. When excluding discontinued operations from internal risk capital calculations, we also take into account, that the discontinuation of certain banking operations results in a smaller diversification effect.

Limitations

Our internal risk capital model expresses the potential “worst case” amount in economic value that we might lose at a certain level of confidence. However, there is a statistically low probability of 0.03% that actual losses could exceed this threshold.

We assume that model parameters derived from historical data can be used to characterize future possible risk events; if future market conditions differ substantially from the past, as in the case of the 2008 financial crisis for which there was no precedent, then our VaR approach may be too conservative or too liberal in ways that can not be predicted. Our ability to back-test the model’s accuracy is limited because of the high confidence level of 99.97% and one-year holding period. Furthermore, as historical data is used to calibrate the model, it cannot be used for validation. Instead, we validate the model and parameters through external reviews by independent consulting firms focusing on methods for selecting parameters and control processes. Overall, we believe that our model adequately assesses the risks to which we are exposed.

As our internal risk capital model considers the change in economic fair value of our assets and liabilities, it is crucial to accurately estimate the fair market value of each item. For some assets and liabilities, it has become increasingly difficult in today’s financial markets, if not impossible, to obtain either a current market price or to apply a mark-to-market approach. For certain assets and liabilities, where a current market price for that instrument or similar instruments is not available, we apply a mark-to-model approach. For some of our liabilities, the accuracy of fair values depends on the quality of the actuarial cash flow estimates. Despite these limitations, we believe the estimated fair values are appropriately assessed.

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

Capital Management

The Allianz internal risk capital model plays a significant role in solvency management and capital allocation. Our aim is to ensure that the Allianz Group is adequately capitalized at all times, even following a significant adverse event, and that all operating entities meet their respective capital requirements. In addition, we employ a value-based approach (Economic Value Added or “EVA”®), among other approaches, to measure and manage our business activities as well as to optimize capital allocation across the Allianz Group. Internal risk capital is a key parameter of our EVA®-approach.

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

Internal capital adequacy

Our objective is to maintain available capital at the Group level in excess of the minimum requirements that are determined by our internal risk capital model according to a solvency probability of 99.97% over a holding period of one year. In support of this objective, we require each of our local operating entities to hold available capital resources allowing them to remain solvent at a lower confidence level of 99.93% over the same one-year holding period. This approach is designed to ensure a consistent capital standard across the Group that helps mitigate potential constraints of capital fungibility—i.e., by requiring our local operating entities to hold such levels of capital resources, the Group is less likely to be required to allocate capital to a local operating entity that may have incurred a loss, and accordingly the Group is less likely to encounter constraints inherent in moving capital across the many different jurisdictions in which the Group conducts business. In addition, we take into account the benefits of a single operating entity being part of a larger, diversified Group.

The Allianz Group’s available capital is based on the Group’s shareholders’ equity as adjusted to reflect the full economic capital base available to absorb any unexpected volatility in results of operations. For example, the present value of future profits in the Life/Health segment and hybrid capital are added to shareholders’ equity, whereas goodwill and other intangible assets are subtracted.

Available capital and internal risk capital

in € bn

Based on pro-forma calculations assuming the completion of the Dresdner Bank transaction prior to year-end of 2008(1), our available capital at December 31, 2008 amounted to €42.5 billion (2007: €63.8 billion), while our corresponding internal risk capital at December 31, 2008 amounted to €30.3 billion (2007: €33.4 billion), resulting in a capital ratio of 140% at December 31, 2008, compared to 191% at December 31, 2007(2). The decrease of 33% in available capital was primarily driven by a decrease in shareholders’ equity and a decline in the present value of future profits in the Life/Health segment.

Including discontinued operations, the Allianz Group-wide internal risk capital after Group diversification and before minority interests of €32.9 billion at December 31, 2008 reflects a realized diversification benefit on the Group level of approximately 56%. Non-diversified and Group diversified internal risk capital are broken down as follows:

(1)

Available capital and internal risk capital as of December 31, 2008 including discontinued operations were adjusted to reflect the pro-forma view. For example, we removed hybrid capital and the pension deficit related to Dresdner Bank from available capital, deleted internal risk capital requirements of our discontinued operations and included those related to the shares and the silent participation in Commerzbank.

(2)

Including discontinued operations, our available capital at December 31, 2008 amounted to €48.8 billion, while our corresponding internal risk capital at December 31, 2008 amounted to €32.9 billion, resulting in a capital ratio of 148% at December 31, 2008.

Allocated internal risk capital by risk category (total portfolio before minority interest)

in € mn

Allocated internal risk capital by segment(3) (total portfolio before minority interest)

in € mn

(3)	2008 figures exclude discontinued operations, while 2007 figures include them.

Taking into account discontinued operations as of December 31, 2008, total internal risk capital is still at a comparable level as at December 31, 2007 due to offsetting effects across the different risk categories (e.g., interest rate risk increased while equity risk decreased). The discontinued operations contributed 12% to total internal risk capital as of December 31, 2008. More detailed discussions of movements are provided in the sections specifically related to the risk categories.

Regulatory capital adequacy

Under the EU Financial Conglomerates Directive, a supplementary European Union directive, a financial conglomerate is defined as any financial parent holding company that, together with its subsidiaries, has significant cross-border and cross-sector activities. The Allianz Group is a financial conglomerate within the scope of the Directive and related German law. The law requires that a financial conglomerate calculates the capital needed to meet its solvency requirements on a consolidated basis, which we refer to below as “available funds”.

Financial conglomerate solvency

in € bn

Based on pro-forma calculations assuming the completion of the Dresdner Bank transaction prior to year-end of 2008(1), our available funds for the solvency margin, required for our insurance segments and our banking and asset management business, is €32.7 billion (2007: €46.5 billion) at December 31, 2008 including off-balance sheet reserves(2), surpassing the minimum legally stipulated level by €12.4 billion (2007: €17.6 billion). This margin results in a preliminary pro-forma cover ratio(3) of 161% at December 31, 2008 (2007: 161%)(4). The decrease of 30% in available funds was primarily driven by a decrease in shareholders’ equity.

Rating agency capital adequacy

Rating agencies apply their own models to evaluate the relationship between the required risk capital of a company and its available capital resources. Assessing capital adequacy is usually an integral part of the rating process. At December 31, 2008, the financial strength of Allianz SE was rated by Standard & Poor’s as “AA” (stable outlook), by A. M. Best as “A+” (stable outlook), and by Moody’s as “Aa3” (stable outlook).

(1)

Available funds and requirement as of December 31, 2008 including discontinued operations were adjusted to reflect the pro-forma view. For example, we removed hybrid capital related to Dresdner Bank from available funds and adjusted the deduction of goodwill and other intangible assets. Furthermore, we deleted the requirement of our discontinued operations.

(2)

Off-balance sheet reserves represent the difference between fair value and amortized cost of real estate held for investment and investments in associates and joint ventures, net of deferred taxes, policyholders’ participation and minority interests.

(3)	Represents the ratio of available funds to required capital.
(4)

As of December 31, 2008, our available funds for the solvency margin including discontinued operations, required for our insurance segments and our banking and asset management business, is €39.5 billion including off-balance sheet reserves, surpassing the minimum legally stipulated level by €9.9 billion.

Conglomerate solvency is computed according to the adjusted Finanzkonglomerate-Solvabilitäts-Verordnung (FkSolV) published by the German regulator, BaFin, which revised the treatment of unrealized gains and losses in the bond portfolio. As of December 31, 2007, reported under the old method, the solvency ratio was 157% and available funds were €45.5 billion.

In addition to its long-term financial strength rating, Standard & Poor’s determines a separate rating for “Enterprise Risk Management” (ERM). As of September 2008, Standard & Poor’s has assigned Allianz a “Strong” rating for the ERM capabilities of our insurance operations. This rating indicates that Standard & Poor’s regards it “unlikely that Allianz SE will experience major losses outside its risk tolerance”. Standard & Poor’s stated that the assessment is based on the Allianz Group’s strong risk management culture, strong controls for the majority of key risks and strong strategic risk management.

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

For example, stress test results on a Group level indicated that a 10% price decline in our available-for-sale equity securities as of December 31, 2008 would have resulted in a €1.7 billion decline in shareholders’ equity before minority interests. An increase in the interest rate by 100 basis points would have decreased shareholders’ equity before minority interests by €3.5 billion, if available-for-sale fixed-income securities are taken into account as of December 31, 2008.

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

Similarly, the Group monitors and limits credit exposures to single obligors and groups using its overall limit-setting framework to ensure that Allianz Group’s credit and counterparty risk profile is appropriately controlled. As a fundamental principle underlying the limit system, several risk criteria of a counterparty have to be taken into account: financial statements, creditworthiness, country and industry assignment, the current Allianz Group’s portfolio composition and the concentration a particular counterparty introduces within the portfolio. Counterparty limits serve not only to restrict the exposure, but also to identify open investment opportunities for the operating entities while at the same time taking into consideration the current portfolio structure at the Group level.

In general, we identify and measure risk concentrations in terms of non-diversified internal risk capital in line with the risk categories covered in our internal risk capital model. In the subsequent sections all risks are presented before and after diversification and concentrations of single sources of risk are discussed accordingly.

Market Risk

In the following table, we present our Group-wide internal risk capital related to market risks.

Allocated Internal Market Risk Capital by Business Segment and Source of Risk

(Total Portfolio Before Minority Interests)

	Non-diversified		Group diversified
As of December 31,	2008(1)	2007(2)	2008(1)	2007(2)
	€ mn	€ mn	€ mn	€ mn
Total Group	24,173	22,738	13,128	13,913
Percentage of total Group internal risk capital	36%	32%	45%	42%
Interest rate	12,124	6,691	3,784	655
Equity	9,454	13,508	6,774	10,885
Real estate	2,516	2,238	1,300	1,088
Currency(3)	79	301	1,270	1,285
Property-Casualty	9,062	11,066	4,774	6,477
Interest rate	3,550	2,758	1,108	270
Equity	4,183	6,835	2,997	5,508
Real estate	1,250	1,385	646	673
Currency(3)	79	88	23	26
Life/Health	11,320	5,533	5,396	2,836
Interest rate	6,163	2,100	1,924	206
Equity	4,039	3,006	2,894	2,422
Real estate	1,118	427	578	208
Currency(3)	—	—	—	—
Banking	263	2,814	175	1,962
Asset Management(4)	—	—	—	—
Corporate	3,528	3,325	2,783	2,638
Interest rate	2,378	1,628	742	159
Equity	1,002	1,428	718	1,151
Real estate	148	269	76	131
Currency(3)	—	—	1,247	1,197

(1)

2008 figures exclude discontinued operations. On a total Group basis, internal market risk capital would amount to €26,043 million on a non-diversified basis and €14,009 million on a Group diversified basis, if discontinued operations were taken into account.

(2)	2007 figures include discontinued operations.
(3)	Foreign currency risks are mainly allocated to the Corporate segment (please refer to “Internal Risk Capital Framework—Scope” for further information).
(4)	The internal risk capital requirements for the Asset Management segment only reflect business risk (please refer to “Internal Risk Capital Framework—Scope” for further information).

Internal equity risk capital decreased in the aggregate mainly driven by the worldwide market drop in 2008 and an active reduction of exposure throughout the year. In our insurance segments, parts of the equity exposure were re-invested in fixed-income resulting in an increase in internal interest rate risk capital. Furthermore, the drop in interest rates across the world raised internal interest rate risk capital as well, in particular in our Life/Health segment which suffered from diminishing “buffers” (e.g., a decrease in unrealized gains in equity investments) that would otherwise help mitigate the impact of adverse developments. In this segment, internal risk capital additionally increased significantly due to the model change for which more details are provided in the following section.

The decline in internal equity risk capital allocated to the Corporate segment was also due to the market developments experienced in 2008, supported by the sale of some strategic participations which were offset in part by the transfer of strategic participations from Dresdner Bank to the Corporate segment.

As previously discussed, we determine internal risk capital figures on a quarterly basis. The table below presents the average internal risk capital for market risk calculated over the four quarters of 2008 and 2007, as well as the high and low quarterly internal risk capital amounts calculated in both years. All figures include discontinued operations.

Average, High and Low Allocated Internal Market Risk Capital by Business Segment and Source of Risk

(Total Portfolio Before Minority Interests, After Group Diversification and Including Discontinued Operations)

As of December 31,	2008			2007
	Over quarterly results			Over quarterly results
	Average	High	Low	Average	High	Low
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Total Group	13,857	14,196	13,466	15,559	16,800	13,913
Interest rate	1,983	3,292	1,138	713	764	655
Equity	9,214	10,539	7,838	12,424	13,662	10,885
Real estate	1,286	1,425	1,218	1,072	1,103	1,038
Currency(1)	1,374	1,454	1,301	1,350	1,409	1,285

Property-Casualty	5,145	5,727	4,813	7,299	7,948	6,476
Interest rate	599	930	392	301	330	270
Equity	3,883	4,706	3,185	6,331	7,020	5,508
Real estate	634	673	598	636	673	593
Currency(1)	30	33	25	31	33	26

Life/Health	4,693	5,292	4,296	3,074	3,215	2,835
Interest rate	907	1,615	488	210	226	195
Equity	3,288	3,580	3,075	2,650	2,781	2,422
Real estate	498	602	460	214	223	208
Currency(1)	0	0	0	0	0	0

Banking	1,788	2,380	1,154	2,116	2,326	1,962
Interest rate	81	124	51	25	33	20
Equity	1,520	2,132	815	1,933	2,136	1,804
Real estate	75	78	70	113	159	76
Currency(1)	113	145	90	45	62	28

Asset Management(2)	0	0	0	0	0	0

Corporate	2,230	2,750	1,977	3,071	3,521	2,639
Interest rate	397	623	207	177	185	159
Equity	522	763	291	1,510	1,988	1,151
Real estate	79	80	78	109	131	63
Currency(1)	1,232	1,289	1,173	1,275	1,339	1,197

(1)	Foreign currency risks are mainly allocated to the Corporate segment (please refer to “Internal Risk Capital Framework—Scope” for further information).
(2)	The internal risk capital requirements for the Asset Management segment only reflect business risk (please refer to “Internal Risk Capital Framework—Scope” for further information).

In addition to the information given in the following paragraphs, the quantitative contributions of the non-trading and trading positions to the overall internal risk capital for market risk is presented at the end of this section.

Non-trading portfolios

The Allianz Group’s non-trading portfolios contain the financial assets and liabilities of the Property-Casualty, Life/Health and Corporate

segments as well as all non-trading activities of the Banking segment. The Allianz Group holds and uses many different financial instruments in managing its businesses. Grouped according to our internal risk capital model categories, the following are the most significant market risks in terms of market values: equity price risk (including risks arising from common shares and preferred shares) and interest rate risk (arising from bonds, loans and mortgages).

Property-Casualty and Life/Health segments

The Allianz Group’s insurance operating entities hold equity investments usually to diversify their portfolios. 66% of the non-diversified internal risk capital allocated to the Property-Casualty and Life/Health segments for equity risk is assigned to our operating entities in Germany, Italy, France and the U.S.

The interest rate risk to which the Property-Casualty and Life/Health segments are exposed arises from the net position between our insurance liabilities and the investments in fixed-income instruments, in particular bonds, loans and mortgages, backing policyholder obligations that are different in terms of maturity and size. Our internal risk capital model provides management with information regarding the cash flow profiles of the segments’ liabilities, which allows for active monitoring and management of our assets and liabilities. While the potential payments related to our liabilities in the Property-Casualty segment are typically shorter in maturity than the financial assets backing them, the opposite usually holds true for our Life/Health segment, which provides us with a natural hedge at the Allianz Group level.

We have allocated a significant part of the Life/Health segment’s non-diversified internal risk capital for interest rate risk to Western Europe (74% as of December 31, 2008), mainly to cover traditional life insurance products. Traditional products sold in Western Europe generally feature policyholder participation in the profits (or losses) of the insurance company issuing the contract, subject to a minimum guaranteed crediting rate. In particular, our Life/ Health contracts in Germany, France, Switzerland and Austria comprise a significant level of policyholder participation, limiting all sources of risk, including market, credit, actuarial and cost risks, which would otherwise be borne by Allianz. On the other hand, in accordance with the guarantees related to these arrangements, we must credit minimum rates for individual contracts (e.g., in Germany, France, U.S., Italy and South Korea). As interest rates may fall below the guaranteed crediting rates in those markets, we are exposed to interest rate risk. The valuation of these guarantees, which takes into account the interaction of investment strategy and obligations to policyholders, forms an integral part of our internal risk capital model.

In 2008, we enhanced our internal risk capital model for the purpose of quarterly risk reporting and risk related-performance measurement (EVA®) in the Life/Health segment. The enhanced model is part of an integrated approach and is more closely linked to the calculation of Market Consistent Embedded Value (MCEV), which, on an economic basis, is considered the shareholders’ future profit embedded in the issued Life/Health business. This model, applied from January 1, 2008, increased 2007 Group diversified internal risk capital for the Life/Health segment by approximately a third.

Banking and Asset Management segments

Following the sale of Dresdner Bank, we do not consider market risk related to our continuing Banking operations to be significant at the Group level.

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

On the level of the Corporate segment we are exposed to foreign currency risk because some of our subsidiaries’ local currencies are different from the Euro. If non-Euro foreign exchange rates decline against the Euro, from a Group perspective, the Euro equivalent net asset values also decline. Our primary exposures to foreign currency risk are related to the U.S. Dollar, Swiss Franc, British Pound and South Korean Won.

Trading portfolios

The trading portfolios of the Allianz Group consist of all assets and liabilities classified as “held for trading” positions, the majority of which were held in the Banking segment before the sale of Dresdner Bank. Activities in the Property-Casualty, Life/Health and Corporate segments designated as “trading” for accounting purposes relate mainly to hedging instruments for our insurance liabilities; in general, we do not actively trade structural hedge positions and they are not internally classified as trading.

For accounting purposes and from a management perspective, financial instruments are typically classified as held-for-trading if they are financial assets or financial liabilities that are acquired or incurred for the purpose of selling or repurchasing them in the near term. For accounting purposes, however, all derivative instruments must be classified as trading regardless of their specific use within the business or of whether management intends to sell or repurchase them in the near term, and as such, their accounting classification may differ from Allianz Group’s management view. The market risk data for the trading portfolios of the Property-Casualty, Life/Health and Corporate segments reflects risks related to such derivatives that are required to be treated as “trading” for accounting purposes. However, derivatives used in the Allianz Group’s insurance operations and in the Corporate segment are principally used for hedging and not for trading purposes, and, as such, from a management perspective, we do not view them as “trading”.

Trading activities in the Asset Management segment and those related to our continuing Banking operations are immaterial to the Allianz Group as a whole. In our worldwide hedging and trading activities, the Allianz Group uses financial derivatives for the management of market risks and as a component of structured financial transactions. In terms of volume, the primary derivative products entered into by the Allianz Group are interest rate swaps, futures and options as well as foreign exchange forwards and equity derivatives.

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

Allocated Internal Market Risk Capital By Business Segment and Source of Risk

(Non-Trading Portfolio Before Minority Interests and After Group Diversification)

As of December 31,	2008(1)	2007(2)
	€ mn	€ mn
Total Group	12,152	13,352
Property-Casualty	4,707	6,360
Interest rate	1,105	265
Equity	2,933	5,396
Real estate(3)	646	673
Currency(4)	23	26

Life/Health	5,017	2,625
Interest rate	1,920	205
Equity	2,519	2,212
Real estate(3)	578	208
Currency(4)	0	0

Banking	109	1,885
Interest rate	5	11
Equity	104	1,743
Real estate(3)	0	76
Currency(4)	0	55

Asset Management(5)	0	0

Corporate	2,319	2,482
Interest rate	742	159
Equity	684	1,029
Real estate(3)	76	131
Currency(4)	817	1,163

(1)

2008 figures exclude discontinued operations. On a total Group basis, internal market risk capital related to our non-trading portfolio would amount to €12,546 million on a Group diversified basis, if discontinued operations were taken into account.

(2)	2007 figures include discontinued operations.
(3)	All real estate assets are non-trading.
(4)	Foreign currency risks are mainly allocated to the Corporate segment (please refer to “Internal Risk Capital Framework—Scope” for further information).
(5)	The internal risk capital requirements for the Asset Management segment only reflect business risk (please refer to “Internal Risk Capital Framework—Scope” for further information).

Allocated Internal Market Risk Capital By Business Segment and Source of Risk

(Trading Portfolio Before Minority Interests and After Group Diversification)

As of December 31,	2008(1)	2007(2)
	€ mn	€ mn
Total Group	976	561
Property-Casualty	67	117
Interest rate	3	5
Equity	64	112
Real estate(3)	0	0
Currency(4)	0	0

Life/Health	379	211
Interest rate	4	1
Equity	375	210
Real estate(3)	0	0
Currency(4)	0	0

Banking	66	77
Interest rate	5	9
Equity	61	61
Real estate(3)	0	0
Currency(4)	0	7

Asset Management(5)	0	0

Corporate	464	156
Interest rate	0	0
Equity	34	122
Real estate(3)	0	0
Currency(4)	430	34

(1)

2008 figures exclude discontinued operations. On a total Group basis, internal market risk capital related to our trading portfolio would amount to €1,463 million on a Group diversified basis, if discontinued operations were taken into account.

(2)	2007 figures include discontinued operations.
(3)	All real estate assets are non-trading.
(4)	Foreign currency risks are mainly allocated to the Corporate segment (please refer to “Internal Risk Capital Framework—Scope” for further information).
(5)	The internal risk capital requirements for the Asset Management segment only reflect business risk (please refer to “Internal Risk Capital Framework—Scope” for further information).

Credit Risk

Credit risk is defined as the potential loss in portfolio value over a given time horizon due to changes in the credit quality of exposures in the portfolio. Credit risk arises from claims against various obligors such as borrowers, counter-parties, issuers, guarantors and insurers, including all relevant product classes such as fixed-income investments, lending, credit insurance and reinsurance recoverables. Credit losses may arise from the following events:

•	Deterioration in creditworthiness of an obligor, including ultimately its failure to meet payment obligations (default and migration risk); and

•

Default on local government debt or temporary suspension of payment obligations (“moratorium”), deterioration of economic or political conditions, expropriation of assets, inability to transfer assets abroad due to sovereign intervention, freezing of converted and unconverted sums of money, etc. (country risk including transfer and conversion risk).

Group Risk’s obligor credit risk management framework is comparable to those widely used in the industry and is based on internal ratings, estimates of exposure at default (EAD) and loss given default (LGD). These measurements are all estimated using statistical analysis and professional judgment. Our aggregation methodology is comparable to approaches widely used in the industry known as “structural model”. In a structural model, a counterparty is deemed to have defaulted when the value of its total assets is lower than its total liabilities. Since changes in the asset value of a company determine whether it defaults or migrates from one credit class to another, the correlation between different firms’ asset values determines the correlation between the firms’ defaults and migrations. Estimating these parameters allows us to aggregate credit risk across individual obligors using Monte-Carlo simulations to obtain the loss profile of a given portfolio—i.e., its loss probability distribution. The loss profile is the basis of our internal credit risk capital model.

We monitor and manage credit risks and concentrations within the portfolio based on a counterparty limit system that is applied across the entire Allianz Group. Counter-party limits are calculated taking into account the main risk drivers of credit risk and aim to cut off peak concentrations by industry and counterparty name in the portfolio. For monitoring the credit risk profile of our operating entities’ portfolios and the whole Allianz Group portfolio, credit reports for portfolio analysis are provided within a web-based limit system application.

Our internal credit risk capital increased in 2008 mainly due to rating downgrades of some of our counterparties following the financial turmoil throughout 2008. The high credit quality of our investment and reinsurance portfolio mitigated the impact that the broad credit deterioration had on Allianz Group’s credit risk profile. In response to the financial crisis, we have initiated a number of actions, for example, weekly review and adjustment of limit settings for the major financial institutions as a temporary measure to assess systemic risks of the financial industry and to recommend short-term actions to our operating entities in light of this severe market volatility.

Allocated Internal Credit Risk Capital by Business Segment and Source of Risk

(Total Portfolio Before Minority Interests)

	Non-diversified		Group diversified
As of December 31,	2008(1)	2007(2)	2008(1)	2007(2)
	€ mn	€ mn	€ mn	€ mn
Total Group	5,019	7,983	3,372	5,701
Percentage of total Group internal risk capital	8%	11%	12%	17%
Investment	2,533	5,839	1,435	4,128
(Re)insurance(3)	2,486	2,144	1,937	1,573
Property-Casualty	3,196	2,779	2,305	2,016
Investment	872	832	494	588
(Re)insurance(3)	2,324	1,947	1,811	1,428
Life/Health	1,321	936	783	668
Investment	1,159	739	657	523
(Re)insurance(3)	162	197	126	145
Banking	428	4,216	242	2,981
Asset Management(4)	—	—	—	—
Corporate	74	52	42	36

As previously discussed, we determine internal risk capital figures on a quarterly basis. The table below presents the average internal risk capital for credit risk calculated over the four quarters of 2008 and 2007, as well as the high and low quarterly internal risk capital amounts calculated in both years. All figures include discontinued operations.

Average, High and Low Allocated Internal Credit Risk Capital by Source of Risk

(Total Portfolio Before Minority Interests, After Group Diversification and Including Discontinued Operations)

	2008			2007
	Over quarterly results			Over quarterly results
	Average	High	Low	Average	High	Low
	€mn	€ mn	€ mn	€mn	€ mn	€ mn
Total Group	6,127	6,614	5,837	5,385	5,701	5,247
Investment	4,358	4,771	4,181	3,966	4,128	3,862
(Re)insurance(3)	1,770	1,871	1,656	1,419	1,573	1,356

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

Credit risk—reinsurance and credit insurance

This risk category also covers the premium risk which our credit insurance entity Euler Hermes is exposed to due to its business model, as this type of risk is a special form of credit risk. As of December 31, 2008, it represented 64% of our total Group non-diversified internal risk capital allocated to credit reinsurance risk.

(1)

2008 figures exclude discontinued operations. On a total Group basis, internal credit risk capital would amount to €9,353 million on a non-diversified basis and €6,614 million on a Group diversified basis, if discontinued operations were taken into account.

(2)	2007 figures include discontinued operations.
(3)	The premium risk which our credit insurance entity Euler Hermes is exposed to due to its business model is also covered here, as this type of risk is a special form of credit risk.
(4)	The internal risk capital requirements for the Asset Management segment only reflect business risk (please refer to “Internal Risk Capital Framework—Scope” for further information).

We take steps to limit our liability from insurance business by ceding part of the risks we assume to the international reinsurance market. A dedicated team selects our reinsurance partners and considers only companies with strong credit profiles. We may also require letters of credit, cash deposits or other financial measures to further mitigate our exposure to credit risk. To manage the related credit risk, we compile Allianz Group-wide data on potential and actual recoverables in respect of reinsurance losses. At December 31, 2008, 74% of the Allianz Group’s reinsurance recoverables were distributed among reinsurers that had been assigned at least an “A” rating by Standard & Poor’s. Non-rated reinsurance recoverables represented 24% of the total reinsurance recoverables at December 31, 2008. Reinsurance recoverables without Standard & Poor’s rating include exposures to brokers, companies in run-off and pools, where no rating is available, and companies rated by A.M. Best.

As of December 31, 2008, 9% of our total Group non-diversified internal risk capital allocated to credit reinsurance risk was assigned to our operating entities in the U.S.

Reinsurance recoverables by rating class(1) as of December 31, 2008 in € bn

(1)	Represents gross exposure broken down by reinsurer.

Credit risk—investment

As of December 31, 2008, our operating entities in the U.S. and Germany accounted for 40% of the non-diversified internal risk capital allocated to our Property-Casualty, Life/ Health and Corporate segments for investment credit risk.

We limit the credit risk of our fixed-income investments by setting high requirements on the creditworthiness of our issuers, by diversifying our investments and by setting limits for credit concentrations. We track the limit utilization by consolidating and monitoring our exposure across individual debtors and across all investment categories and business segments on a monthly basis. At December 31, 2008, approximately 94% of the fixed-income investments of the insurance companies of the Allianz Group had an investment grade rating and approximately 88% of the fixed-income investments were distributed among obligors that had been assigned at least an “A” rating by Standard & Poor’s.

Fixed-income investments by rating class as of December 31, 2008 fair values in € bn

In addition to these fixed-income investments, Allianz Group also has non-tradable mortgage loan portfolios in Germany and the U.S. As of December 31, 2008, 97% of the German mortgage portfolio obligors were assigned a Standard & Poor’s equivalent investment grade rating based on an internal scoring. The U.S. commercial mortgage loan investments are subject to thorough credit assessment and conservative underwriting by the responsible credit managers. There have been no delinquent or foreclosed non-tradable commercial mortgage loans since 1994, and we thus regard the portfolio as investment grade based on additional stress test analysis. The North American Allianz insurance companies have a residential mortgage portfolio exposure of less than $2 million.

Banking and Asset Management segments

Following the sale of Dresdner Bank, we do not consider credit risk related to our continuing Banking operations to be significant at the Group level.

As part of the investment management process, the Asset Management segment’s entities assess credit risk affecting their customers’ portfolios. Though our Asset Management companies do not engage in any lending transactions, counterparty risks can arise in certain circumstances, such as with broker-related over-the-counter transactions. The Asset Management operating entities analyze the credit-worthiness of their counterparties and set limits per counterparty based on objective criteria.

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

Allocated Internal Actuarial Risk Capital by Business Segment and Source of Risk(1)

(Total Portfolio Before Minority Interests)

	Non-diversified		Group diversified
As of December 31,	2008(2)	2007(3)	2008(2)	2007(3)
	€ mn	€ mn	€ mn	€ mn
Total Group	22,533	23,038	7,265	6,521
Percentage of total Group internal risk capital	34%	32%	25%	20%
Premium CAT	5,913	5,780	1,390	1,077
Premium non-CAT	8,083	8,284	3,517	3,249
Reserve	7,307	8,037	2,308	2,170
Biometric	1,230	937	50	25
Property-Casualty	20,851	21,705	7,072	6,389
Life/Health	1,244	950	55	29
Corporate(4)	438	383	138	103

(1)	As risks are measured by an integrated approach on an economic basis, internal risk capital takes reinsurance effects into account.
(2)

2008 figures exclude discontinued operations. On a total Group basis, internal actuarial risk capital would amount to €22,533 million on a non-diversified basis and €6,614 million on a Group diversified basis, if discontinued operations were taken into account. Although our discontinued operations are not exposed to actuarial risks, they have an impact on Group diversified internal risk capital due to diversification effects. The discontinuation of certain banking operations results in less diversified insurance operations.

(3)	2007 figures include discontinued operations.
(4)

Allianz SE has a conditional commitment to make capital payments to its U.S. subsidiary, Fireman’s Fund Insurance Co. In particular, Allianz SE is required to make these payments in case of future negative developments relating to the reserves of Fireman’s Fund for the year 2003 and before.

In general, Group-diversified internal actuarial risk capital increased, as the discontinuation of certain banking operations results in less diversified insurance operations and a smaller diversification effect. Before Group diversification, internal premium CAT risk capital remained relatively stable compared to 2007, while it increased after Group diversification additionally driven by a shift in contributions from other risk categories, mainly due to the decline in internal market risk capital.

As previously discussed, we determine internal risk capital figures on a quarterly basis. The table below presents the average internal risk capital calculated for actuarial risks over the four quarters of 2008 and 2007, as well as the high and low quarterly internal risk capital amounts calculated in both years. All figures include discontinued operations.

Average, High and Low Allocated Internal Actuarial Risk Capital by Source of Risk

(Total Portfolio Before Minority Interests, After Group Diversification and Including Discontinued Operations)

	2008			2007
	Over quarterly results			Over quarterly results
	Average	High	Low	Average	High	Low
	€ mn	€ mn	€mn	€ mn	€ mn	€ mn
Total Group	6,597	6,796	6,421	6,311	6,521	6,111
Premium CAT	1,245	1,258	1,218	1,007	1,077	953
Premium non-CAT	3,333	3,399	3,264	3,210	3,249	3,143
Reserve	1,979	2,098	1,872	2,071	2,170	1,984
Biometric	41	45	35	23	25	21

Property-Casualty segment

A substantial portion of the Property-Casualty segment’s non-diversified internal actuarial risk capital is assigned to our operating entities in Germany, Italy, France and the U.S. (49% as of December 31, 2008).

Premium risk

Premium risk represents risk that, during a one-year time horizon, underwriting profitability is less than expected. Such risk is subdivided into catastrophe risk (CAT risk) and non-catastrophe risk (non-CAT risk). We primarily quantify and manage premium risk based on actuarial models that are used to derive loss distributions for each risk.

Natural disasters such as earthquakes, storms and floods represent a special challenge for risk management due to their accumulation potential and occurrence volatility. In order to measure such risks and better estimate the potential effects of natural disasters, we use special modeling techniques in which we combine data about our portfolio (such as the geographic distribution and characteristics of insured objects and their values), with simulated natural disaster scenarios to estimate the magnitude and frequency of potential losses. Where such models do not exist (e.g., flood risk in Italy), we use scenario-based methods to estimate probable losses.

More than a third (36% as of December 31, 2008) of the non-diversified internal premium risk capital allocated to natural catastrophe risk was borne by our operating entities in Germany and the U.S. Our exposure to losses from wind-storms over Europe (including hail) is our largest exposure to natural catastrophe, followed by U.S. hurricanes and
Californian earthquakes. Our loss potential net of reinsurance for European windstorms is approximately €1.3 billion, measured at a probability level of once in 250 years (i.e., 0.4%).

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

Life/Health segment

Biometric risk

We consider mortality and longevity risks which can cause variability in policyholder benefits resulting from the unpredictability of the (non-) incidence of death and the timing of its occurrence. For modeling these risks within our internal risk capital model, we distinguish level, trend and calamity risk. Biometric assumptions, such as life expectancy, play a significant role. To the extent available, we use assumptions approved by supervisory authorities and actuarial associations to enhance our models.

Due to the offsetting effects of mortality risk and longevity risk inherent in the combined portfolios of life insurance and annuity products, as well as due to a geographically diverse portfolio, our Life/Health segment does not have significant concentrations of biometric risk.

Business Risk

Business risks consist of operational risks and cost risks. Operational risks represent the loss resulting from inadequate or failed internal processes, or from personnel and systems, or from external events, such as interruption of business operations due to a break-down of electricity or a flood, damage caused by employee fraud or the losses caused by court cases. Operational risks include legal risk, whereas strategic risk and reputational risks are excluded in accordance with the requirements of Solvency II and Basel II. Cost risks consist of unexpected changes in business assumptions and unanticipated fluctuations in earnings arising from a decline in income without a corresponding decrease in expenses. They also include the risk of budget deficits resulting from lower revenues or higher costs than budgeted.

Allocated Internal Business Risk Capital by Business Segment

(Total Portfolio Before Minority Interests)

	Non-diversified		Group diversified
As of December 31,	2008(1)	2007(2)	2008(1)	2007(2)
	€ mn	€ mn	€ mn	€ mn
Total Group	15,013	18,365	5,155	7,233
Percentage of total Group internal risk capital	22%	25%	18%	22%
Property-Casualty	5,898	6,425	1,707	2,064
Life/Health	5,163	4,288	1,864	1,840
Banking	145	1,630	59	634
Asset Management(3)	3,304	5,576	1,453	2,621
Corporate	503	446	72	74

The decrease in internal business risk capital related to the Asset Management segment is primarily driven by an update of the risk factor incorporated within the model used to derive business risk capital for these operations. The factor was reviewed, and as a result, a level of conservatism within this factor has been reduced to better reflect the risk capital needs of this segment.

As discussed, because substantially all of the investments managed by the Asset Management segment are held for the benefit of either third parties or Allianz insurance entities, we are not exposed to significant market and credit risk in the Asset Management segment. As a result, the internal risk capital requirements for the Asset Management segment only reflect business risk.(4)

Allianz has developed a Group-wide operational risk management framework that focuses on early recognition and pro-active management of operational risks. The framework defines roles and responsibilities, risk processes and methods and has been implemented at the major Allianz Group companies. Local risk managers ensure this framework is implemented in the respective operating entities. The operating entities identify and evaluate relevant operational risks and control weaknesses via a structured self assessment. Furthermore, operational losses are collected in a central loss database. From the middle of 2008, the data collection has been extended to all our operating entities. An analysis of the causes for significant losses is used to enable the operating entities to implement measures to avoid or reduce future losses. The measures adopted may include revising processes, improving failed or inappropriate controls, installing comprehensive security systems and strengthening emergency plans. This structured reporting is designed to provide comprehensive and timely information to senior management of the Allianz Group and the relevant local operating entities.

(1)

2008 figures exclude discontinued operations. On a total Group basis, internal business risk capital would amount to €16,362 million on a non-diversified basis and €5,635 million on a Group diversified basis, if discontinued operations were taken into account.

(2)	2007 figures include discontinued operations.
(3)	The internal risk capital requirements for the Asset Management segment only reflect business risk (please refer to “Internal Risk Capital Framework—Scope” for further information).
(4)	Internal risk capital for guarantees in the Asset Management segment is not significant.

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

Liquidity risk

Liquidity risk is the risk that short-term current or future payment obligations cannot be met or can only be met on the basis of altered conditions, along with the risk that in the event of a company liquidity crisis, refinancing is only possible at higher interest rates or that assets may have to be liquidated at a discount. This risk can arise primarily if there are mismatches in the timing of cash payments and funding obligations. Liquidity risk does not include the risk of a change in market prices due to a worsening of the market liquidity of assets, as this is a component of market risk analyzed through our internal risk capital model (e.g., the assumed volatility of real estate investments takes into account historical observations). Funding risk, a particular form of liquidity risk, arises when the necessary liquidity to fund illiquid asset positions cannot be obtained at the expected terms and when required. For more information, refer to “Item 3. Risk Factors—Risks arising from the financial markets—Allianz Group’s financial condition, liquidity needs, access to capital and cost of capital may be significantly affected by adverse developments in the capital and credit markets”.

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

Liquidity risk in our insurance segments is a secondary risk following external events, such as natural disasters, that are generally reflected in our internal risk capital model. Therefore, limiting and monitoring of the associated primary risks (such as through the use of reinsurance) also helps limit our liquidity risk related to such events. Extreme adverse changes in business assumptions such as lapse or renewal rates or costs may cause liquidity risk as well. However, these effects are covered by our internal risk capital model.

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

Banking and Asset Management segments

Due to the small size of risk weighted assets and total assets (as of December 31, 2008, €7.4 billion and €19.8 billion, respectively), liquidity risk related to our continuing Banking operations is not significant at the Group level.

In the Asset Management segment, we limit liquidity risk by continually reconciling the cash flows from our operating business with our commitments to pay liabilities. Forecasting and managing liquidity is a regular process, designed to meet both regulatory requirements and Allianz Group standards.

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

Our operating entities identify and assess reputational risks within their business processes. In addition, Group Risk identifies and assesses reputational risk qualitatively as part of a quarterly evaluation. On the basis of this evaluation, Group Risk creates an overview of local and global risks which also includes reputational risks, analyses the risk profile of the Allianz Group and regularly informs management about the current situation.

Strategic risk

Strategic risk is the risk of an unexpected negative change in the company value, arising from the adverse effect of management decisions on both business strategies and their implementation. This risk is a function of the compatibility between strategic goals, the business strategies and the resources deployed to achieve those goals. Strategic risk also includes the ability of management to effectively analyze and react to external factors, which could impact the future direction of the relevant operating entity.

These risks are evaluated and analyzed quarterly in the same way as reputational risk.

Outlook

We plan to continue to strengthen our risk management framework and systems in 2009. In particular, we are striving to constantly improve our accumulation monitoring systems, particularly those related to natural and man-made catastrophes, and are continuing to develop and extend our modeling capabilities for catastrophe risk. In addition, we plan to establish an internal expert network dedicated to emerging insurance risks such as nanotechnology and food additives.

Solvency II is a major European project and is expected to lead to significant changes to the European insurance solvency requirements in the coming years; the Allianz Group is actively participating in the process. We are continuously providing feedback on the proposals and analyses of the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) and the EU Commission. Furthermore, we participate in the Quantitative Impact Studies and give technical advice, for instance, through the Chief Risk Officer Forum, which is comprised of the Chief Risk Officers of the major European insurance companies and financial conglomerates. It is our aim to have our internal risk capital model and our risk management practices comply with the forthcoming internal model supervisory requirements at an early stage. Accordingly, we are constantly reviewing them on the basis of the evolving standards. In order to fulfill future Solvency II requirements, Allianz has launched a Solvency II umbrella project which consists of quantitative and qualitative workstreams. In particular, these workstreams cover activities to (i) improve data quality, (ii) enhance analysis capabilities, (iii) strengthen model robustness and process governance and (iv) ensure that all future qualitative Solvency II requirements will be met.

As a key initiative of the Solvency II umbrella project, we are strengthening our efforts to consolidate our risk analysis infrastructure and to establish a best practice technical platform. The key objectives of this initiative are to (i) improve methodology and increase the scope and (ii) extend the functionality and enhance user benefits within an efficient risk capital process. We are planning to thoroughly test the new model and reconcile its results with the existing model, and aiming to introduce the new internal model framework for our internal risk based performance measurement. This platform will help us establish a framework that fulfills the quantitative Pillar I requirements under the Solvency II project after internal model approval for regulatory purposes.

In addition to the key objectives defined by the Solvency II umbrella project for all risk types, the credit risk implementation project aims to streamline the existing credit risk data submission process and to develop a new web-based Credit Risk Reporting Platform for comprehensive and flexible portfolio analyses as well as for a more powerful limit-setting framework including monitoring and management processes. This reporting tool will support all operating entities and the Group in their decisions regarding asset management and strategic portfolio optimization.

As part of the Solvency II umbrella project, a subproject has been launched to roll-out a new operational risk management platform to all operating entities which will automate the operational risk management process, complemented by a refined risk and control self-assessment based on scenarios.

ITEM 12.	Description of Securities other than Equity Securities

Not applicable.

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

For its fiscal year ending December 31, 2008, Allianz performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. In doing so, we recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance of achieving the desired control objectives. Allianz’s management is required to apply judgment in evaluating the risks facing

Allianz in achieving its objectives, in determining the risks that are considered acceptable to bear, in assessing the likelihood of the risks concerned materializing, in identifying its ability to reduce the incidence and impact of the risks that do materialize and in ensuring the costs of operating particular controls are proportionate to the benefit.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated Allianz’s disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, in light of the judgments noted above as of the end of the period covered by this report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that these disclosure controls and procedures provided reasonable assurance as to effectiveness as of December 31, 2008.

Management’s Annual Report on Internal Control Over Financial Reporting

The management of Allianz is responsible for establishing and maintaining adequate internal control over financial reporting. Allianz’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS)(1).

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

(1)	As issued by the IASB and adopted by the European Union.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Allianz’s internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework.” Based on this assessment, Allianz’s management has concluded that Allianz maintained effective internal control over financial reporting as of December 31, 2008.

Report of Independent Registered Public Accounting Firm

To the Board of Management and Supervisory Board of Allianz SE:

We have audited Allianz SE’s and its subsidiaries’ (collectively, “the Allianz Group”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Allianz Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Allianz Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Allianz Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Allianz Group as of December 31, 2008 and 2007, and the related consolidated income statements, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2008 including the disclosures provided in the Qualitative and Quantitative Disclosures about Market Risk on pages 153 to 175, and our report dated March 31, 2009, expressed an unqualified opinion on those consolidated financial statements.

March 31, 2009

KPMG AG

Wirtschaftsprüfungsgesellschaft

Munich, Germany

(formerly

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft)

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during fiscal year 2008, which have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

KPMG AG Wirtschaftsprüfungsgesellschaft (or “KPMG AG”) serves as the external auditing firm for the Allianz Group.

The table set forth below contains aggregate fees billed for each of the last two fiscal years by KPMG AG or KPMG AG and the world wide member firms of KPMG International (or “KPMG”) in the following categories: (i) Audit fees, which comprise fees billed for services rendered for the audit of the Allianz Group’s consolidated financial statements, the statutory audits of the financial statements of Allianz SE and its subsidiaries or services the are normally provided in connection with statutory and regulatory filings or engagements; (ii) Audit-related fees, which comprise fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and which are not reported under (i); (iii) Tax fees, which comprise fees billed for professional services rendered for tax advice and tax compliance; and (iv) All other fees, which comprise fees billed for all other products and services provided other than the services reported under (i) through (iii).

Fees billed

	KPMG worldwide		KPMG AG and affiliated entities(1)
	2008	2007	2008	2007
	€ mn	€ mn	€ mn	€ mn
Audit fees	50.5	49.0	27.6	27.7
Audit-related fees	6.1	9.8	4.4	8.6
Tax fees	3.3	4.2	2.0	2.8
All other fees	7.5	4.1	6.8	2.8

Total	67.4	67.1	40.8	42.0

(1)

KPMG AG and affiliated entities comprises KPMG operations in Germany, the United Kingdom, Spain and Switzerland. Effective October 1, 2007, KPMG operations in Germany and the United Kingdom became affiliated entities; effective October 1, 2008 and retroactively effective October 1, 2007 operations in Spain and Switzerland joined. Fee amounts pertaining to the year 2007 have been adjusted accordingly.

Audit fees

KPMG billed the Allianz Group an aggregate of €50.5 million (2007: €49.0 million) in connection with professional services rendered for the audit of our annual consolidated financial statements and services normally provided by KPMG in connection with statutory and regulatory filings or engagements. These services consisted mainly of periodic review engagements and the annual audit.

Audit-related fees

KPMG billed the Allianz Group an aggregate of €6.1 million (2007: €9.8 million) for assurance and related services. These services consisted primarily of advisory and consulting services related to accounting and financial reporting standards and financial due diligence services.

Tax fees

KPMG billed the Allianz Group an aggregate of €3.3 million (2007: €4.2 million) for professional services, primarily for tax advice.

All other fees

KPMG billed the Allianz Group an aggregate of €7.5 million (2007: €4.1 million) for other services, which consisted primarily of services under the guidance of Allianz Group management and general consulting services.

All services provided by KPMG to Allianz Group companies must be approved by the Audit Committee of the Allianz SE Supervisory Board. Services other than audit services must be pre-approved by the Audit Committee. The Audit Committee pre-approval process is based on the use of a “Positive List” of activities decided by the Audit Committee and, in addition, a “Guiding Principles and User Test” is applied. Group Compliance and KPMG report to the Audit Committee periodically with respect to services performed. In 2008, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services subject to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X was less than 5%.

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

The table below sets forth the information with respect to purchases made by or on behalf of Allianz SE or any “affiliated purchaser”, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, of Allianz SE shares for the year ended December 31, 2008.

Period	Total Number of Shares Purchased(1)		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1/1/08-1/31/08	—		—		N/A	N/A
February 2/1/08-2/28/08	—		—
March 3/1/08-3/31/08	—		—
April 4/1/08-4/30/08	—		—
May 5/1/08-5/31/08	—		—
June 6/1/08-6/30/08	—		—
July 7/1/08-7/31/08	—		—
August 8/1/08-8/31/08	—		—
September 9/1/08-9/30/08	—		—
October 10/1/08-10/31/08	—		—
November 11/1/08-11/30/08	700,000	(2)	64,30	(2)
December 12/1/08-12/31/08	—		—

Total	700,000		64,30

(1)

This table excludes market-making and related hedging purchases by Dresdner Bank and certain other Allianz Group entities. The table also excludes Allianz SE shares purchased by investment funds managed by Allianz Group entities for clients in accordance with investment strategies that are established by fund managers acting independently of Allianz SE.

(2)	Allianz SE purchased these newly issued shares in connection with the Allianz Group’s Employee Stock Purchase Plan.

ITEM 16G.	Disclosure about Differences in Corporate Governance Practices

The following summarizes the significant differences between the corporate governance standards set forth by the New York Stock Exchange (NYSE) for U.S. companies listed on the NYSE and German and European corporate governance practices as Allianz SE has implemented them.

General

Allianz SE is a European Company, incorporated in the Federal Republic of Germany (“Germany”) and organized under the laws of Germany and the European Union. It has a dual board system, consisting of the Board of Management (Vorstand) and the Supervisory Board (Aufsichtsrat). The two boards are separate and no individual may serve simultaneously on both boards. The Board of Management is responsible for managing the day-to day business of the Company and the Supervisory Board advises and oversees the Board of Management. This dual board system of Allianz SE contrasts with the unitary board system of U.S. companies and therefore also with some of the corporate governance standards set forth by the NYSE, which refer to the unitary board of directors of U.S. companies.

German Corporate Governance Rules

The primary source for the corporate governance of German listed companies, such as Allianz SE, is the German Stock Corporation Act (Aktiengesetz), a Federal Act of Parliament which is in effect since 1965 and was amended several times. In addition, Allianz as a European Company is subject to specific provisions regarding the SE (such as the Council Regulation (EC) 2157/2001 (“SE-Regulation”), the German Act on the SE-Implementation (SE-Ausführungsgesetz, SEAG), the German Act on the SE-Employee Involvement (SE-Beteiligungsgesetz, SEBG) as well as the Agreement concerning the Participation of Employees in Allianz SE of September 20, 2006 (Vereinbarung über die Beteiligung der Arbeitnehmer in der Allianz SE)). Additional best practice rules are provided by the German Corporate Governance Code (the “Code”), that was enacted on February 26, 2002 by a Government Commission appointed by the German Justice Minister, and which is widely acknowledged by all German listed companies which are subject to it. The Code was amended several times and the current version is available in several languages on the internet at www.corporate-governance-code.de. It describes essential statutory regulations for the management and supervision of German listed companies and contains standards for good and responsible governance. The Code aims at making the corporate governance practices of German listed companies more transparent and understandable and to promote the trust of international and national investors as well as the general public in the management and supervision of German listed companies. It contains requirements which are also covered by the German Stock Corporation Act and in addition addresses new corporate governance rules in terms of recommendations and suggestions.

The Code has an extensive area of application which covers substantially the same topics as the NYSE corporate governance rules. Main topics are the annual general meeting, the cooperation between the Board of Management and the Supervisory Board, special rules concerning tasks, responsibilities, composition and compensation of both boards as well as rules regarding conflicts of interest of board members. With respect to the Supervisory Board, the Code also establishes certain rules regarding the composition of board committees, in particular the audit committee. Another important area covered by the Code is the audit of the Annual Financial Statements and related reporting requirements.

In consideration of the extensive area of corporate governance which is covered by the Code, Allianz SE is broadly regulated in the area of corporate governance. To ensure that German listed companies comply with the Code to the broadest extent, the Code is linked with the German Stock Corporation Act. Pursuant to Section 161 of the German Stock Corporation Act, German listed Companies have to declare annually their compliance with the recommendations contained in the Code or to disclose any exception. This declaration is to be made permanently available for all investors. Thus, the Code has a legal basis and each German listed company’s compliance with the Code is transparent for all investors. Allianz SE´s declaration of compliance is available at our website www.allianz.com/corporate-covernance. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document).

Independence Requirements

NYSE corporate governance standards contain specific independence requirements for members of the board of directors and certain committees. These requirements are, in part, a consequence of the potential risks which result from the composition of the board of directors as the single executive body of U.S. companies. Therefore, they may only apply in a limited way to Supervisory Boards of German stock corporations, because the dual board system and the consequential task sharing between the Board of Management as decision-making body and the Supervisory Board as advisory and supervisory body, creates a unique system of “checks and balances” which are not directly comparable with a unified board system.

The Supervisory Board of German stock corporations is a separate board beside the Board of Management and no person may concurrently serve on the Board of Management and the Supervisory Board of the same company. Consequently, the Supervisory Board members are not involved in the day-to-day business decisions, which are taken by the Board of Management. This assures a certain degree of independence of Supervisory Board members from the management of the company. In addition, the Code recommends that proposals for the election of Supervisory Board members ensure that, at any time, the Supervisory Board as a whole is composed of members who are “sufficiently independent”. Furthermore, German law and the Code establish a number of principles that are designed to strengthen the independence of board members and to avoid conflicts of interests. For example, the Code recommends that not more than two former members of the Board of Management shall be members of the Supervisory Board, that Supervisory Board members shall not exercise directorships or similar positions or advisory tasks for important competitors of the company and that candidates for the election for the Supervisory Board shall be-among others-sufficiently independent. Additionally, the Code contains special recommendations with respect to the handling of conflicts of interest. Allianz SE complies with all of these recommendations.

Committees

The Supervisory Board of Allianz SE has-among others-established an audit committee, a personnel committee and a nominating committee. These committees are comparable to the audit committee, the compensation committee and the nominating/corporate governance committee as required by the NYSE corporate governance standards. Differing from the NYSE corporate governance standards, Allianz SE’s committees do not consist solely of independent directors, which is a consequence of the fact that employee representatives are members of the Supervisory Board. German companies were granted an exemption by the SEC from the independence requirements for audit committee members as established by the SEC pursuant to section 301 of the Sarbanes-Oxley Act of 2002. Furthermore, former members of the Board of Management may serve on the Supervisory Board of the company as well as on Supervisory Board committees without passing through a “black out period” as required to some extent by the NYSE rules. However, the Code requires that the chairman of the audit committee should not be a former member of the Board of Management of the company. Allianz SE complies with this requirement.

Allianz SE’s audit committee was created in accordance with the audit committee rules established by the German Corporate Governance Code, which contains to some extent similar topics as the respective NYSE standards. Allianz SE’s audit committee has a written charter which addresses the goals and purposes required by the Code. These are similar to the NYSE requirements. According to German Law, the Supervisory Board of German insurance companies is responsible for electing and dismissing the auditor. In preparing this decision, a proposal is submitted to it by the audit committee. The audit committee, in turn, is responsible for engaging the auditor, setting the terms of the engagement and reviewing reports by the auditor according to IFRS rules and regulations.

Disclosure of Corporate Governance Guidelines

Allianz SE discloses a substantial amount of information with respect to its corporate governance on its website. In particular, information about the German Corporate Governance Code, Allianz SE’s current declaration of compliance with the Code, the composition of the Supervisory Board and the Board of Management of Allianz SE, the functions of both boards, the curriculum vitae of the board members, information with respect to the general meeting, the statutes of Allianz SE and information about Allianz SE’s external auditor and director’s dealings, are disclosed at our website www.allianz.com/corporate- covernance. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document).

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

Refer to page F-1 forward for the consolidated financial statements required by this item.

ITEM 19.	Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Document
1.1	Statutes of Allianz SE, dated November 2008
4.1	Transaction Agreement between Allianz SE and Commerzbank Aktiengesellschaft dated August 31, 2008 (Convenience English Translation)
4.2	New Version of Transaction Agreement between Allianz SE and Commerzbank Aktiengesellschaft dated November 27, 2008 (Convenience English Translation)
7.1	Statement regarding ratio of earnings to fixed charges
8.1	List of subsidiaries
12.1	Certification of the Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprufungsgesellschaft

ALLIANZ GROUP

Report of Independent Registered Public Accounting Firm

To the Board of Management and Supervisory Board

of Allianz SE:

We have audited the accompanying consolidated balance sheets of Allianz SE and subsidiaries (collectively, “the Allianz Group”) as of December 31, 2008 and 2007, and the related consolidated income statements, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2008 including the disclosures provided in the Qualitative and Quantitative Disclosures about Market Risk on pages 153 to 175. In connection with our audits of the consolidated financial statements we have also audited the accompanying financial statement schedules I to IV. These consolidated financial statements and financial statement schedules are the responsibility of the Allianz Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Allianz Group as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with International Financial Reporting Standards, as issued by the IASB and as adopted by the EU. Also in our opinion, the related financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Allianz Group’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2009, expressed an unqualified opinion on the effectiveness of the Allianz Group’s internal control over financial reporting.

March 31, 2009

KPMG AG

Wirtschaftsprüfungsgesellschaft

Munich, Germany

(formerly

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft)

Allianz Group

Consolidated Balance Sheets

As of December 31,		2008	2007
	Note	€ mn	€ mn
ASSETS
Cash and cash equivalents	7	8,958	31,337
Financial assets carried at fair value through income1)	8	14,240	185,461
Investments2)	9	260,147	286,952
Loans and advances to banks and customers	10	115,655	396,702
Financial assets for unit-linked contracts		50,450	66,060
Reinsurance assets	11	14,599	15,312
Deferred acquisition costs	12	22,563	19,613
Deferred tax assets	42	3,996	4,771
Other assets	13	34,004	38,025
Non-current assets and assets of disposal groups classified as held-for-sale	4, 14	419,513	3,503
Intangible assets	15	11,451	13,413

Total assets		955,576	1,061,149

As of December 31,		2008	2007
	Note	€ mn	€ mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	16	6,244	126,053
Liabilities to banks and customers	17	18,451	336,494
Unearned premiums	18	15,233	15,020
Reserves for loss and loss adjustment expenses	19	63,924	63,706
Reserves for insurance and investment contracts	20	296,557	292,244
Financial liabilities for unit-linked contracts	21	50,450	66,060
Deferred tax liabilities	42	3,833	3,973
Other liabilities	22	32,930	48,031
Liabilities of disposal groups classified as held-for-sale	4, 14	411,816	1,293
Certificated liabilities	23	9,544	42,070
Participation certificates and subordinated liabilities	24	9,346	14,824

Total liabilities		918,328	1,009,768

Shareholders’ equity		33,684	47,753

Minority interests		3,564	3,628

Total equity	25	37,248	51,381

Total liabilities and equity		955,576	1,061,149

1)	As of December 31, 2008, €101 mn are pledged to creditors and can be sold or repledged (2007: €23,163 mn).
2)	As of December 31, 2008, €826 mn are pledged to creditors and can be sold or repledged (2007: €7,384 mn).

Allianz Group

Consolidated Income Statements

		2008	2007	2006
	Note	€ mn	€ mn	€ mn
Premiums written		66,171	65,788	65,275
Ceded premiums written		(5,474)	(5,934)	(6,218)
Change in unearned premiums		(253)	(492)	(533)
Premiums earned (net)	26	60,444	59,362	58,524
Interest and similar income	27	19,072	18,624	17,430
Income from financial assets and liabilities carried at fair value through income (net)	28	(686)	(817)	(370)
Realized gains/losses (net)	29	3,603	6,008	5,921
Fee and commission income	30	6,032	6,553	6,025
Other income	31	408	217	61
Income from fully consolidated private equity investments	32	2,549	2,367	1,392

Total income		91,422	92,314	88,983

Claims and insurance benefits incurred (gross)		(48,287)	(46,409)	(45,523)
Claims and insurance benefits incurred (ceded)		2,628	3,287	3,226
Claims and insurance benefits incurred (net)	33	(45,659)	(43,122)	(42,297)
Change in reserves for insurance and investment contracts (net)	34	(5,140)	(10,685)	(11,375)
Interest expenses	35	(1,893)	(2,070)	(1,633)
Loan loss provisions	36	(59)	(18)	(5)
Impairments of investments (net)	37	(9,495)	(1,185)	(560)
Investment expenses	38	(645)	(1,037)	(1,055)
Acquisition and administrative expenses (net)	39	(17,922)	(18,788)	(18,468)
Fee and commission expenses	40	(2,502)	(2,313)	(2,040)
Amortization of intangible assets		(23)	(17)	(51)
Restructuring charges		(129)	(182)	(542)
Other expenses	41	(12)	(17)	(13)
Expenses from fully consolidated private equity investments	32	(2,470)	(2,317)	(1,381)

Total expenses		(85,949)	(81,751)	(79,420)

Income from continuing operations before income taxes and minority interests in earnings		5,473	10,563	9,563
Income taxes	42	(1,287)	(2,572)	(1,720)
Minority interests in earnings		(219)	(675)	(1,203)

Net income from continuing operations		3,967	7,316	6,640

Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	4	(6,411)	650	381

Net income (loss)		(2,444)	7,966	7,021

		€	€	€
Basic earnings per share	50	(5.43)	18.00	17.09
from continuing operations		8.81	16.53	16.16
from discontinued operations		(14.24)	1.47	0.93
Diluted earnings per share	50	(5.47)	17.71	16.78
from continuing operations		8.59	16.26	15.87
from discontinued operations		(14.06)	1.45	0.91

Allianz Group

Consolidated Statements of Changes in Equity

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Share-holders’ equity	Minority interests	Total equity
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of January 1, 2006	21,616	8,020	(1,032)	10,052	38,656	8,386	47,042
Foreign currency translation adjustments	—	—	(1,175)	(4)	(1,179)	(276)	(1,455)
Available-for-sale investments
Unrealized gains and losses (net) arising during the year1)	—	—	—	4,731	4,731	20	4,751
Transferred to net income on disposal or impairment2)	—	—	—	(1,744)	(1,744)	(146)	(1,890)
Cash flow hedges	—	—	—	1	1	—	1
Miscellaneous	—	246	—	—	246	111	357

Total income and expense recognized directly in shareholders’ equity	—	246	(1,175)	2,984	2,055	(291)	1,764
Net income	—	7,021	—	—	7,021	1,289	8,310

Total recognized income and expense for the year	—	7,267	(1,175)	2,984	9,076	998	10,074
Paid-in capital	129	—	—	—	129	—	129
Treasury shares	—	910	—	—	910	—	910
Transactions between equity holders	3,653	(2,316)	(3)	356	1,690	(1,552)	138
Dividends paid	—	(811)	—	—	(811)	(652)	(1,463)

Balance as of December 31, 2006	25,398	13,070	(2,210)	13,392	49,650	7,180	56,830
Foreign currency translation adjustments	—	—	(1,378)	(2)	(1,380)	(214)	(1,594)
Available-for-sale investments
Unrealized gains and losses (net) arising during the year1)	—	—	—	(1,123)	(1,123)	(41)	(1,164)
Transferred to net income on disposal or impairment2)	—	—	—	(2,484)	(2,484)	(101)	(2,585)
Cash flow hedges	—	—	—	35	35	—	35
Miscellaneous	—	(77)	—	—	(77)	116	39

Total income and expense recognized directly in shareholders’ equity	—	(77)	(1,378)	(3,574)	(5,029)	(240)	(5,269)
Net income	—	7,966	—	—	7,966	748	8,714

Total recognized income and expense for the year	—	7,889	(1,378)	(3,574)	2,937	508	3,445
Paid-in capital	158	—	—	—	158	—	158
Treasury shares	—	269	—	—	269	—	269
Transactions between equity holders	2,765	(6,968)	(68)	652	(3,619)	(3,707)	(7,326)
Dividends paid	—	(1,642)	—	—	(1,642)	(353)	(1,995)

Balance as of December 31, 2007	28,321	12,618	(3,656)	10,470	47,753	3,628	51,381
Foreign currency translation adjustments	—	—	(340)	(48)	(388)	71	(317)
Available-for-sale investments
Unrealized gains and losses (net) arising during the year1)	—	—	—	(9,170)	(9,170)	(78)	(9,248)
Transferred to net income on disposal or impairment2)	—	—	—	697	697	34	731
Cash flow hedges	—	—	—	30	30	—	30
Miscellaneous	—	(65)	—	—	(65)	74	9

Total income and expense recognized directly in shareholders’ equity	—	(65)	(340)	(8,491)	(8,896)	101	(8,795)
Net loss	—	(2,444)	—	—	(2,444)	258	(2,186)

Total recognized income and expense for the year	—	(2,509)	(340)	(8,491)	(11,340)	359	(10,981)
Paid-in capital	248	—	—	—	248	—	248
Treasury shares	—	25	—	—	25	—	25
Transactions between equity holders	—	(552)	(10)	32	(530)	(136)	(666)
Dividends paid	—	(2,472)	—	—	(2,472)	(287)	(2,759)

Balance as of December 31, 2008	28,569	7,110	(4,006)	2,011	33,684	3,564	37,248

1)

During the year ended December 31, 2008 unrealized gains and losses (net) arising during the year included in shareholders’ equity are net of deferred tax benefit of €1,690 mn (2007: €720 mn; 2006: €478 mn).

2)

During the year ended December 31, 2008, realized gains/losses (net) transferred to net income on disposal or impairment are net of income tax benefit of €755 mn (2007: income tax charge of €206 mn; 2006: income tax charge of €308 mn).

Allianz Group

Consolidated Statements of Cash Flows

	2008	2007	2006
	€ mn	€ mn	€ mn
Summary:
Net cash flow provided by operating activities	25,278	11,524	20,099
Net cash flow used in investing activities	(6,236)	(2,357)	(33,951)
Net cash flow provided by (used in) financing activities	(11,285)	(10,746)	15,314
Effect of exchange rate changes on cash and cash equivalents	102	(115)	(78)

Change in cash and cash equivalents	7,859	(1,694)	1,384
Cash and cash equivalents at beginning of period	31,337	33,031	31,647

Cash and cash equivalents at end of period	39,196	31,337	33,031
Cash and cash equivalents reclassified to assets of disposal groups held-for-sale	30,238	—	—

Cash and cash equivalents at end of period of continuing operations	8,958	31,337	33,031

Cash flow from operating activities:
Net income (loss)	(2,444)	7,966	7,021
Adjustments to reconcile net income (loss) to net cash flow provided by operating activities
Minority interests in earnings	262	748	1,289
Share of earnings from investments in associates and joint ventures	(12)	(521)	(287)
Realized gains/losses (net) and impairments of investments (net) of:
Impairment loss recognized on remeasurement of assets of disposal group to fair value less costs to sell as of September 30, 2008	1,409	—	—
Available-for-sale and held-to-maturity investments, investments in associates and joint ventures, real estate held for investment, loans to banks and customers	5,710	(5,276)	(5,376)
Other investments, mainly financial assets held for trading and designated at fair value through income	3,497	681	(938)
Result of transaction of Dresdner Bank between September 30 and December 31, 2008	2,928	—	—
Depreciation and amortization	640	891	983
Loan loss provisions	385	(113)	36
Interest credited to policyholder accounts	4,008	3,225	3,126
Net change in:
Financial assets and liabilities held for trading	6,443	18,948	19,265
Reverse repurchase agreements and collateral paid for securities borrowing transactions	32,463	30,215	(27,294)
Repurchase agreements and collateral received from securities lending transactions	(30,763)	(48,143)	14,188
Reinsurance assets	818	716	663
Deferred acquisition costs	(1,353)	(932)	(1,434)
Unearned premiums	345	341	593
Reserves for losses and loss adjustment expenses	527	(389)	(188)
Reserves for insurance and investment contracts	390	6,675	7,025
Deferred tax assets/liabilities	351	55	292
Financial assets designated at fair value through income (only banking segment)	3,204	(2,286)	(915)
Financial liabilities designated at fair value through income (only banking segment)	2,925	1,104	333
Other (net)	(6,455)	(2,381)	1,717
Subtotal	27,722	3,558	13,078

Net cash flow provided by operating activities	25,278	11,524	20,099

Allianz Group

Consolidated Statements of Cash Flows—(Continued)

	2008	2007	2006
	€ mn	€ mn	€ mn
Cash flow from investing activities:
Proceeds from the sale, maturity or repayment of:
Financial assets designated at fair value through income	4,105	5,678	5,001
Available-for-sale investments	106,665	130,421	118,747
Held-to-maturity investments	497	317	336
Investments in associates and joint ventures	1,285	1,902	730
Non-current assets and assets of disposal groups classified as held-for-sale	2,199	4	2,253
Real estate held for investment	491	889	1,376
Loans and advances to banks and customers (purchased loans)	8,557	8,689	8,365
Property and equipment	431	607	453

Subtotal	124,230	148,507	137,261

Payments for the purchase or origination of:
Financial assets designated at fair value through income	(4,107)	(6,393)	(6,559)
Available-for-sale investments	(114,041)	(129,060)	(131,290)
Held-to-maturity investments	(720)	(301)	(280)
Investments in associates and joint ventures	(610)	(1,509)	(491)
Non-current assets and assets of disposal groups classified as held-for-sale	(97)	(1,073)	—
Real estate held for investment	(395)	(430)	(860)
Loans and advances to banks and customers (purchased loans)	(9,631)	(12,286)	(10,598)
Property and equipment	(953)	(832)	(1,588)

Subtotal	(130,554)	(151,884)	(151,666)

Business combinations (Note 5):
Proceeds from sale, net of cash disposed	103	372	—
Acquisition, net of cash acquired	(152)	(670)	(344)
Net cash flows arising during the fourth quarter from assets and liabilities of disposal groups classified as held-for-sale	9,327	—	—
Change in other loans and advances to banks and customers (originated loans)	(8,673)	43	(19,224)
Other (net)	(517)	1,275	22

Net cash flow used in investing activities	(6,236)	(2,357)	(33,951)

Cash flow from financing activities:
Policyholders’ account deposits	13,205	12,810	13,234
Policyholders’ account withdrawals	(10,985)	(9,365)	(8,432)
Net change in liabilities to banks and customers	(4,920)	9,007	13,524
Proceeds from the issuance of certificated liabilities, participation certificates and subordinated liabilities	40,672	58,087	103,096
Repayments of certificated liabilities, participation certificates and subordinated liabilities	(45,868)	(71,627)	(103,946)
Cash inflow from capital increases	239	115	98
Transactions between equity holders	(666)	(7,326)	(70)
Dividends paid to shareholders	(2,759)	(1,995)	(1,463)
Net cash from sale or purchase of treasury shares	40	(34)	(458)
Other (net)	(243)	(418)	(269)

Net cash flow provided by (used in) financing activities	(11,285)	(10,746)	15,314

The net cash flows provided by (used in) discontinued operations for the first nine months of 2008 contribute to the net cash flows of the operating, investing, and financing activities. Only the net cash flows of discontinued operations of the fourth quarter 2008 are shown on a net basis in one single line within the investing activities.

Allianz Group

Consolidated Statements of Cash Flows—(Continued)

The following table shows the net cash flows provided by (used in) discontinued operations for the year ended December 31, 2008, 2007 and 2006 that are included in the consolidated statement of cash flows above.

	2008	2007	2006
	€ mn	€ mn	€ mn
Net cash flow provided by operating activities from discontinued operations	24,367	369	3,187
Net cash flow provided by (used in) investing activities from discontinued operations	(1,888)	7,415	(13,496)
Net cash flow provided by (used in) financing activities from discontinued operations	(8,520)	(12,552)	10,003

Net cash flow provided by (used in) discontinued operations	13,959	(4,768)	(306)

Supplementary information on the consolidated statement of cash flows:
Income taxes paid	(2,846)	(2,856)	(2,241)
Dividends received	1,845	2,526	1,946
Interest received	21,361	22,256	20,552
Interest paid	(5,931)	(6,697)	(5,556)
Significant non-cash transactions:
Settlement of exchangeable bonds issued by Allianz Finance II B.V. with shares:
Available-for-sale investments	(450)	(812)	(1,074)
Certificated liabilities	(450)	(812)	(1,074)
Novation of quota share reinsurance agreement:
Reinsurance assets	(29)	(2,469)	(1,111)
Deferred acquisition costs	1	145	76
Payables from reinsurance contracts	(28)	(2,324)	(1,035)
Effects from the merger of RAS with and into Allianz AG (Note 5):
Revenue reserves	—	—	(2,362)
Minority interests	—	—	(1,659)
Paid-in capital	—	—	3,653
Unrealized gains and losses (net)	—	—	368
Effects from buy-out of AGF minorities (Note 5):
Revenue reserves	—	(1,843)	—
Unrealized gains and losses (net)	—	146	—
Minority interests	—	(1,068)	—
Paid-in capital	—	2,765	—
Effects from first consolidation of K2:
Financial assets held for trading	107	—	—
Financial assets designated at fair value through income	8,665	—	—
Loans and advances to banks and customers	1,714	—	—
Other assets	51	—	—
Financial liabilities held for trading	497	—	—
Financial liabilities designated at fair value through income	8,889	—	—
Liabilities to banks and customers	1,076	—	—
Other liabilities	75	—	—
Proceeds from sales of available-for-sale investments:
Debt securities	60,265	89,355	89,813
Equity securities	26,645	27,485	21,696

Total	86,910	116,840	111,509

Notes to the Allianz Group’s Consolidated Financial Statements

1    Nature of operations and basis of presentation

Nature of operations

Allianz SE and its subsidiaries (“the Allianz Group”) have global Property-Casualty insurance, Life/Health insurance, Banking and Asset Management operations in more than 70 countries, with the largest of its operations in Europe. The Allianz Group’s headquarters are located in Munich, Germany. The parent company of the Allianz Group is Allianz SE, Munich. It is recorded in the Commercial Register of the municipal court Munich under its registered address at Koeniginstraße 28, 80802 Munich.

Allianz SE is a stock corporation in the form of a European Company (Societas Europaea) and is listed on all German stock exchanges and the stock exchanges in London, Paris, Zurich, Milan and New York.

The consolidated financial statements of the Allianz Group for the year ended December 31, 2008 were authorized for issue by the Board of Management on February 23, 2009.

Basis of presentation

The consolidated financial statements of the Allianz Group have been prepared in conformity with International Financial Reporting Standards (IFRS), as adopted under European Union (EU) regulations in accordance with section 315a of the German Commercial Code (HGB). The consolidated financial statements of the Allianz Group have also been prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB). The Allianz Group’s application of IFRS results in no differences between IFRS as adopted by the EU and IFRS as issued by the IASB. Within these consolidated financial statements, the Allianz Group has applied all IFRS issued by the IASB that are compulsory as of December 31, 2008. IFRS comprise International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), and interpretations developed by the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

IFRS does not provide specific guidance concerning all aspects of the recognition and measurement of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. Therefore, as envisioned in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the provisions embodied under accounting principles generally accepted in the United States of America (U.S. GAAP) have been applied to those aspects where specific guidance is not provided by IFRS 4, Insurance Contracts.

The accounting policies adopted are consistent with those of the previous financial year except for recently adopted IFRSs effective January 1, 2008 as described in Note 3.

The consolidated financial statements are prepared as of and for the year ended December 31, and presented in millions of Euro (€), unless otherwise stated.

2    Summary of significant accounting policies

Principles of consolidation

Scope of consolidation

The consolidated financial statements of the Allianz Group include those of Allianz SE, its subsidiaries and certain investment funds and special purpose entities (SPEs). Subsidiaries, investment funds and SPEs, hereafter “subsidiaries”, which are directly or indirectly controlled by the Allianz Group, are consolidated. Control exists when the Allianz Group has the power to govern the financial and operating policies of the subsidiary generally either when the Allianz Group owns directly or indirectly more than half of the voting rights of the subsidiary or when control can be legally evidenced otherwise because of an agreement with other investors or of a specific corporate charter. In order to determine whether control exists, potential voting rights that are currently exercisable or convertible have to be taken into consideration. If no control exists from a legal perspective, it has to be assessed whether control exists from an economic perspective, as in the case of SPEs. Subsidiaries are consolidated from the date control is obtained by the Allianz Group. Subsidiaries are consolidated until the date that the Allianz Group no longer maintains control. The Allianz Group has used interim financial statements for certain

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

subsidiaries whose fiscal year is other than December 31, but not exceeding a lag of three months. Adjustments are then made for the effects of significant transactions or events that occur between that date and the date of the Allianz Group’s financial statements.

The Allianz Group transfers financial assets to certain SPEs in revolving securitization of commercial mortgage or other loan portfolios. The Allianz Group consolidates these SPEs as the Allianz Group continues to control the financial assets transferred and retains the servicing of such loans.

Third-party assets held in an agency or fiduciary capacity are not assets of the Allianz Group and are not presented in these consolidated financial statements.

Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Allianz Group. The effects of intra-Allianz Group transactions have been eliminated.

Business combinations including acquisitions and disposals of minority interests

A business combination occurs when the Allianz Group obtains control over a business. Business combinations are accounted for using the purchase method. The purchase method requires that the Allianz Group allocates the cost of a business combination on the date of acquisition by recognizing the acquiree’s identifiable assets, liabilities and certain contingent liabilities at their fair values. The cost of a business combination represents the fair value of the assets given, equity instruments issued and liabilities incurred or assumed in exchange for control at the acquisition date, plus any costs directly attributable to the acquisition. If the acquisition cost of the business combination exceeds the Allianz Group’s proportionate share of the fair value of the net assets of the acquiree, the difference is recorded as goodwill. Any minority interest is recorded at the minority’s proportion of the fair value of the net assets of the acquiree. If the initial accounting for a business combination can only be determinded provisionally, Allianz Group accounts for the combination using those provisional values.

Any adjustments to those provisional amounts as a result of completing the initial accounting are recognized within twelve months of the acquisition date and from the acquisition date. If Allianz Group’s proportionate share of the fair value of the net assets exceeds the acquisition cost, Allianz Group reassesses the identification and measurement of the identifiable assets, liabilities and contingent liabilities as well as the measurement of the cost of the combination and recognises immediately in profit or loss any excess remaining after that assessment. Acquisitions and disposals of minority interests are treated as transactions between equity holders. Therefore, any difference between the acquisition cost or sale price of the minority interest and the carrying amount of the minority interest is recognized as an increase or decrease of equity.

For business combinations with an agreement date before March 31, 2004, minority interests are recorded at the minority’s proportion of the pre-acquisition carrying amounts of the identifiable assets and liabilities.

Associated enterprises and joint ventures

Associated enterprises are entities over which the Allianz Group can exercise significant influence and which are not joint ventures. Significant influence is the power to participate in, but not to control, the financial and operating policies within an enterprise. Significant influence is presumed to exist where the Allianz Group has at least 20% but not more than 50% of the voting rights unless it can be clearly demonstrated that this is not the case. If the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence unless such influence can be clearly demonstrated. Joint ventures are entities over which the Allianz Group and one or more other parties have joint control.

Investments in associated enterprises and joint ventures are generally accounted for using the equity method of accounting, in which the results and the carrying amount of the investment represent the Allianz Group’s proportionate share of the entity’s net income and net assets, respectively. The Allianz Group accounts for all material investments in associates on a time lag of no more than three

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

months. Income from investments in associated enterprises and joint ventures is included in interest and similar income. The positive difference between the cost of the investment and the Allianz Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill and included in the carrying amount of the investment. Profits and losses resulting from upstream and downstream transactions between the Allianz Group and an associated enterprise are recognized in Allianz Group’s financial statements only to the extent of unrelated interests in the associate. Allianz Group’s share in the associate’s profits and losses resulting from these transactions is eliminated. Accounting policies of associated enterprises and joint ventures have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Allianz Group.

Foreign currency translation

Translation from any foreign currency into functional currency

The individual financial statements of each of the Allianz Group’s subsidiaries are prepared in the prevailing currency in the environment where the subsidiary conducts its ordinary activities (its functional currency). Transactions recorded in currencies other than the functional currency (foreign currencies) are recorded at the exchange rate prevailing on the date of the transaction. At the balance sheet date, monetary assets and liabilities recorded in foreign currencies are translated into the functional currency using the closing exchange rate and non-monetary assets and liabilities are translated at historical rates.

Foreign currency gains and losses arising from foreign currency transactions are reported in investment expenses.

Translation to the presentation currency

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

Real estate held for investment

Real estate held for investment (i.e., real estate and rights equivalent to real property and buildings, including buildings on leased land) is carried at cost less accumulated depreciation and impairments. Real estate held for investment is depreciated on a straight-line basis over its estimated life, with a maximum of 50 years. When testing for impairment, the fair value of real estate held for investment is determined by the discounted cash flow method. Improvement costs are capitalized if they extend the useful life or increase the value of the asset; otherwise they are recognized as an expense as incurred.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Financial instruments

Classification, recognition and initial measurement

Financial assets within the scope of IAS 39 are either classified as financial assets carried at fair value through income, available-for-sale investments, held-to-maturity investments, loans and advances to banks and customers or as derivative financial instruments used for hedging. Furthermore financial assets comprise funds held by others under reinsurance contracts assumed and financial assets for unit-linked contracts.

Financial liabilities within the scope of IAS 39 are either classified as financial liabilities carried at fair value through income, liabilities to banks and customers, investment contracts with policyholders, derivative financial instruments used for hedging, financial liabilities for puttable equity instruments, certificated liabilities or participation certificates and subordinated liabilities. Furthermore financial liabilities comprise financial liabilities for unit-linked contracts.

The classification depends on the nature and purpose of the financial instrument and is determined at initial recognition.

Financial instruments are initially recognized at fair value plus, in the case of financial instruments not carried at fair value through income, directly attributable transaction costs.

Financial instruments are generally recognized and derecognized on trade date, when the Allianz Group has entered into contractual arrangements with counterparties to purchase or sell securities or incur a liability.

Fair value of financial instruments

The Allianz Group applies the IAS 39 fair value hierarchy to determine the fair value of financial instruments.

Active markets—quoted market price

The fair values of financial instruments that are traded in active markets are based on quoted market prices or dealer price quotations on the last exchange trading day prior to and including the balance sheet date. The quoted market price used for a financial asset held by the Allianz Group is the current bid price; the quoted market price used for financial liabilities is the current ask price. The impact of the Allianz Group´s own credit spread on financial liabilities carried at fair value is calculated by discounting future cash flows at a rate which incorporates the Allianz Group´s observable credit spread.

No active markets—valuation techniques

If the market for a financial instrument is not active, the fair value is determined by using valuation techniques. The valuation techniques used are based on market observable inputs when available. Such market inputs include references to recently quoted prices for identical instruments from an active market, quoted prices for identical instruments from an inactive market, quoted prices for similar instruments from active markets, quoted prices for similar instruments from inactive markets. Market observable inputs also include interest rate yield curves, option volatilities and foreign currency exchange rates. Where observable market prices are not available, fair value is based on appropriate valuation techniques using non-market observable inputs. Valuation techniques include net present value techniques, the discounted cash flow method, comparison to similar instruments for which observable market prices exist and other valuation models. In the process, appropriate adjustments are made for credit and measurement risks.

Due to the worldwide financial market crisis, some markets faced a significant shortage of liquidity, which affected the valuation techniques used by the Allianz Group to measure fair value. For certain financial instruments, the market has been completely illiquid and market prices were no longer available. In addition, the market prices of certain asset-backed securities (ABS)-based products declined significantly.

For ABS-based products the availability of price quotations from a functioning market was limited during 2008 and as of December 31, 2008. Therefore the valuation of these financial instruments is mainly based on quoted market prices or current market values of very similar same financial instruments. The market values used were taken from other

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

market participants that are representative of the market. In all other cases Allianz Group used model-based valuation techniques. Regardless of the valuation technique used, that technique reflects current market conditions and appropriate risk adjustments that market participants would make.

No active market—equity instruments

If the fair value cannot be measured reliably, unquoted equity instruments and derivatives linked to such instruments are stated at cost until a fair value can be measured reliably. These financial instruments are subject to the normal impairment procedures.

Amortized cost of financial instruments

The amortized cost of a financial instrument is the amount at which the financial instrument is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest rate method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectability.

Recognition of a day one profit or loss

If the fair value of a financial instrument differs from its initial transaction price (i.e. by comparing it to other observable current market transactions or by using a technical valuation model incorporating only observable market data), it is required that the recognition of a “day one profit or loss” is consistent with the subsequent measurement of the financial instrument with all the other requirements regarding the calculation of fair value. A profit or loss should be recognized after initial recognition only to the extent that it arises from a change in a factor that market participants would consider in setting a price.

Subsequent measurement of financial instruments

The subsequent measurement of financial instruments depends on their classification as follows:

Financial assets and liabilities carried at fair value through income

Financial assets and liabilities carried at fair value through income include financial assets and liabilities held for trading and financial assets and liabilities designated at fair value through income.

Financial assets and liabilities are classified as held for trading if they have been principally acquired for the purpose of generating a profit from short-term fluctuations in price or for the purpose of selling in the near future.

Financial assets consist of debt and equity securities, promissory notes and derivative financial instruments with positive fair values that do not meet the criteria for hedge accounting.

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

Financial assets and liabilities held for trading are measured at fair value. Changes in fair value are recognized directly in the consolidated income statement. The recognized net gains and losses include dividends and interest of the underlying financial instruments.

Financial assets and liabilities designated at fair value through income are measured at fair value with changes in fair value recorded in the consolidated income statement. The recognized net gains and losses include dividends and interest of the underlying financial instruments. A financial instrument may only be designated at inception as held at fair value through income and cannot be subsequently changed.

Available-for-sale investments

Available-for-sale investments comprise debt and equity securities that are designated as available-for-sale or are not classified as held-to-maturity, loans and advances to banks and

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

customers, or financial assets carried at fair value through income. Available-for-sale investments are recorded at fair value. Unrealized gains and losses, which are the difference between fair value and cost or amortized cost, are included as a separate component of shareholders’ equity, net of deferred taxes and the latent reserve for premium refunds to the extent that policyholders will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized. When an available-for-sale investment is derecognized or determined to be impaired, the cumulative gain or loss previously recorded in shareholders’ equity is transferred and recognized in the consolidated income statement. Realized gains and losses on securities are generally determined by applying the average cost method at the subsidiary level.

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

Held-to-maturity investments

Held-to-maturity investments are debt securities with fixed or determinable payments and fixed maturities for which the Allianz Group has the positive intent and ability to hold to maturity. These securities are recorded at amortized cost using the effective interest method over the life of the security, less any impairment losses. Amortization of premium or discount is included in interest and similar income. Gains and losses from derecognition and impairment of held-to-maturity investments are recognized in the consolidated income statement.

Loans and advances to banks and customers

Loans and advances to banks and customers are non-derivative financial assets with fixed or determinable payments, that are not quoted in an active market, are not classified as available-for-sale investments or held-to-maturity investments, financial assets held for trading, or financial assets designated at fair value through income. Loans to banks and customers are initially recorded at fair value plus transaction costs, and subsequently recorded at amortized cost using the effective interest rate method. Interest income is accrued on the unpaid principal balance, net of charge-offs. Using the effective interest method, net deferred fees and premiums or discounts are recorded as an adjustment of interest income yield over the lives of the related loans.

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Financial assets for unit-linked contracts

Financial assets for unit-linked contracts are recorded at fair value with changes in fair value recorded in net income together with the offsetting changes in fair value of the corresponding financial liabilities for unit-linked contracts.

Liabilities to banks and customers

Liabilities to banks and customers are subsequently measured at amortized cost. Herein included are repurchase (“repo”) agreements and securities lending transactions. Repo transactions involve the sale of securities by the Allianz Group to a counterparty, subject to the simultaneous agreement to repurchase these securities at a certain later date, at an agreed price. If control of the securities remains with the Allianz Group over the entire lifetime of the transaction, the securities concerned are not derecognized by the Allianz Group. The proceeds of the sale are reported under liabilities to banks or customers. Interest expense from repo transactions is accrued over the duration of the agreements and reported in interest and similar expenses.

In securities lending transactions the Allianz Group generally receives cash collateral which is recorded as liabilities to banks or customers. Fees received are recognized as interest income.

Investment contracts with policyholders

Fair value for investment and annuity contracts are determined using the cash surrender values of policyholders’ and contract holders’ accounts.

Financial liabilities for unit-linked contracts

The fair value of financial liabilities for unit-linked contracts is equal to the fair value of the financial assets for unit-linked contracts.

Financial liabilities for puttable equity instruments

Financial liabilities for puttable equity instruments include the minority interests in shareholders’ equity of certain consolidated investment funds. These minority interests qualify as a financial liability of the Allianz Group, as they give the holder the right to put the instrument back to the Allianz Group for cash or another financial asset (“puttable instrument”). These liabilities are required to be recorded at redemption amount with changes recognized in income.

Certified liabilities, participation certificates and subordinated liabilities

Certified liabilities, participation certificates and subordinated liabilities are subsequently measured at amortized cost, using the effective interest method to amortize the premium or discount to the redemption value over the life of the liability.

Financial guarantee contracts

Financial guarantee contracts issued by the Allianz Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts which

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

are not accounted for as insurance contracts are recognized initially at fair value. Subsequently, unless the financial guarantee contract was designated at inception as at fair value through income, the issuer measures it at the higher of the best estimate of the expenditure required to settle the present obligation and the amount initially recognized less cumulative amortization when appropriate.

Impairment of financial assets

Impairment of available-for-sale and held-to-maturity investments

A held-to-maturity or available-for-sale debt security is impaired if there is objective evidence that a loss event has occurred, which has impaired the expected cash flows, i.e. all amounts due according to the contractual terms of the security are not considered collectible. Typically this is due to deterioration in the creditworthiness of the issuer. A decline in fair value below amortized cost due to changes in risk free interest rates does not by itself represent objective evidence of a loss event.

If there is objective evidence that the cost may not be recovered, an available-for-sale equity security is considered to be impaired. Objective evidence that the cost may not be recovered, in addition to qualitative impairment criteria, includes a significant or prolonged decline in the fair value below cost. The Allianz Group’s policy considers a significant decline to be one in which the fair value is below the weighted average cost by more than 20% or a prolonged decline to be one in which fair value is below the weighted average cost for greater than nine months. This policy is applied by all subsidiaries at the individual security level.

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Reclassification of financial instruments

Once a financial instrument has been classified into a particular category at initial recognition, transfers into or out of that category from or to another category are impossible for some categories and are rarely done in all other circumstances. Please refer to Note 3 for amendments to IAS 39 with regard to reclassifications.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Derecognition of financial instruments

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Disclosures relating to financial instruments

IFRS 7 requires to group financial instruments into classes that are appropriate to the nature of the information disclosed and that take into account the characteristics of those financial instruments. The scope of IFRS 7 includes recognized and unrecognized financial instruments. Recognized financial instruments are those financial assets and financial liabilities within the scope of IAS 39. Unrecognized financial instruments are financial instruments that are outside of the scope of IAS 39 but within the scope of IFRS 7. The classes of financial instruments within Allianz Group are mainly in line with the categories according to IAS 39.

The enlarged risk disclosure requirements of IFRS 7 are reflected in the Quantitative and Qualitative Disclosures about Market Risk (ITEM 11) on pages 153 to 175 in this 20-F.

The requirements of IAS 1 with regard to capital disclosures are also incorporated in ITEM 11.

ITEM 11, with the exception of the “Outlook” section on page 176, is an integral part of the audited consolidated financial statements.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table summarizes the relations between balance sheet positions, classes according to IFRS 7 and categories according to IAS 39.

	Measurement basis	IAS 39 category
Balance sheet line item and IFRS 7 classes of financial assets

Financial assets

Cash and cash equivalents	Nominal value	—

Financial assets carried at fair value through income
– Financial assets held for trading	Fair value	Held for trading
– Financial assets designated at fair value through income	Fair value	Designated at fair value through income

Investments
– Available-for-sale investments	Fair value	Available-for-sale investments
– Held-to-maturity investments	Amortized cost	Held-to-maturity investments

Loans and advances to banks and customers	Amortized cost	Loans and receivables

Financial assets for unit-linked contracts	Fair value	—

Other Assets
– Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	Fair value	—

Balance sheet line item and IFRS 7 classes of financial liabilities

Financial liabilities

Financial liabilities carried at fair value through income
– Financial liabilities held for trading	Fair value	Held for trading
– Financial liabilities designated at fair value through income	Fair value	Designated at fair value through income

Liabilities to banks and customers	Amortized cost	Other liabilities - at amortized cost

Reserves for insurance and investment contracts
– Investment contracts with policyholders	Fair value	—

Financial liabilities for unit-linked contracts	Fair value	—

Other Liabilities
– Derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting and firm commitments	Fair value	—
– Financial liabilities for puttable equity instruments	Redemption amount	—

Certificated liabilities	Amortized cost	Other liabilities - at amortized cost

Participation certificates and subordinated liabilities	Amortized cost	Other liabilities - at amortized cost

Off-balance sheet

Financial guarantees	Nominal value	—

Irrevocable loan commitments	Nominal value	—

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Insurance, investment and reinsurance contracts

Insurance and investment contracts

Contracts issued by insurance subsidiaries of the Allianz Group are classified according to IFRS 4 as insurance or investment contracts. Contracts under which the Allianz Group accepts significant insurance risk from a policyholder are classified as insurance contracts. Contracts under which the Allianz Group does not accept significant insurance risk are classified as investment contracts. Certain insurance and investment contracts include discretionary participation features. All insurance contracts and investment contracts with discretionary participating features are accounted for under the provisions of U.S. GAAP, including SFAS 60, SFAS 97 and SFAS 120. Investment contracts without discretionary participation features are accounted for as financial instruments in accordance with IAS 39.

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

To the extent that the assuming reinsurers are unable to meet their obligations, the Group remains liable to its policy-holders for the portion reinsured. Consequently, allowances are made for receivables on reinsurance contracts which are deemed uncollectible.

Deferred acquisition costs

Deferred acquisition costs (DAC), present value of future profits (PVFP) and deferred sales inducements comprise the deferred acquisition costs in the balance sheet.

DAC generally consist of commissions, underwriting expenses and policy issuance costs, which vary with and are directly related to the acquisition and renewal of insurance contracts. These acquisition costs are deferred, to the extent they are recoverable, and are subject to recoverability testing at the end of each accounting period.

For short and long duration traditional products (SFAS 60) and limited payment products (SFAS 97), DAC is amortized in proportion to premium revenue recognized. For universal life, participating life, and investment-type products (SFAS 97 and SFAS 120), DAC is amortized over the contract life of a book of contracts based on estimated gross profit (EGP) or estimated gross margin (EGM), as appropriate, based on historical and anticipated future experience, which is evaluated regularly.

For investment contracts, acquisition costs are only deferred if the costs are incremental. Acquisition costs are incremental if the costs would not have been incurred if the related contracts would not have been issued.

PVFP is the present value of net cash flows anticipated in the future from insurance contracts in force at the date of acquisition and is amortized over the life of the related contracts. PVFP was determined using discount rates ranging from 12.0% to 16.9%. Interest accrues on the PVFP balance based upon the

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

policy liability rate or contract rate. Interest accrues on PVFP at rates between 2.0% and 18.7%.

Deferred sales inducements on insurance contracts that meet the following criteria are deferred and amortized using the same methodology and assumptions used for amortized deferred acquisition costs:

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

Reserves for loss and loss adjustment expenses

Reserves are established for the payment of losses and loss adjustment expenses (LAE) on claims which have occurred but are not yet settled. Reserves for loss and loss adjustment expenses fall into two categories: case reserves for reported claims and incurred but not reported reserves (IBNR).

Case reserves for reported claims are based on estimates of future payments that will be made with respect to claims, including LAE relating to such claims. Such estimates are made on a case-by-case

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

There is no adequate statistical data available for some risk exposures in liability insurance, such as environmental and asbestos claims and large-scale individual claims, because some aspects of these types of claims become known very slowly and continue to evolve. Appropriate provisions have been made for such cases based on the Allianz Group’s judgment and an analysis of the portfolios in which such risks occur. These provisions represent the Allianz Group’s best estimate. The reserves for loss and loss adjustment expenses for asbestos claims in the United States were reviewed by independent actuaries during the year-end of 2005; current reserves reflect subsequent loss developments and reestimation of initial reserves.

Reserves for insurance and investment contracts and financial liabilities for unit-linked contracts

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

aggregate reserves and policyholder dividends. The effect of changes in EGMs are recognized in net income in the period revised.

The aggregate policy reserves for universal life-type insurance contracts and unit-linked insurance contracts in accordance with SFAS 97 are equal to the account balance, which represents premiums received and investment return credited to the policy less deductions for mortality costs and expense charges. DAC and PVFP for universal life-type and investment contracts are amortized over the expected life of the contracts in proportion to EGPs based upon historical and anticipated future experience, which is determined on a best estimate basis and evaluated regularly. The present value of EGPs is computed using the interest rate that accrues to the policyholders, or the credited rate. EGPs include margins from mortality, administration, investment income including realized gains and losses and surrender charges. The effect of changes in EGPs are recognized in net income in the period revised.

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

The interest rate assumptions used in the calculation of deferred acquisition costs and aggregate policy reserves were as follows:

	Long- duration insurance contracts (SFAS 60)	Traditional participating insurance contracts (SFAS 120)
Deferred acquisition costs	2.5 – 6.0%	3.1 – 5.2%
Aggregate policy reserves	2.5 – 6.0%	2.0 – 4.3%

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

The aggregate policy reserves for unit-linked investment contracts are equal to the account balance, which represents premiums received and investment returns credited to the policy less deductions for mortality costs and expense charges. The aggregate policy reserves for non unit-linked investment contracts are equal to amortized cost, or account balance less DAC. DAC for unit-linked and non unit-linked investment contracts are amortized over the expected life of the contracts in proportion to revenues.

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

Methods and corresponding percentages for participation in profits by the policyholders are set out below for the most significant countries for latent reserves:

Country	Base	Percentage
Germany
Life1)	investments	90%
Health	all sources of profit	80%
France
Life	all sources of profit	80%
Italy
Life	investments	85%
Switzerland
Group Life	all sources of profit	90%
Individual Life	all sources of profit	100%

1)	additionally 75% of risk result and 50% of all other results.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Liability adequacy tests are performed for each insurance portfolio on the basis of estimates of future claims, costs, premiums earned and proportionate investment income. For short duration contracts, a premium deficiency is recognized if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, un-amortized acquisition costs, and maintenance expenses exceeds related unearned premiums while considering anticipated investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expense indicate that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover deferred policy acquisition costs, then a premium deficiency is recognized.

Other assets

Other assets primarily consist of receivables, prepaid expenses, derivative financial instruments used for hedging that meet the criteria for hedge accounting, and firm commitments, property and equipment and other assets. Receivables are generally recorded at face value less any payments received, net of valuation allowances.

Property and equipment includes real estate held for own use, equipment and software.

Real estate held for own use (e.g., real estate and buildings, including buildings on leased land) is carried at cost less accumulated depreciation and impairments. The capitalized cost of buildings is calculated on the basis of acquisition cost and depreciated on a straight-line basis over a maximum of 50 years in accordance with their useful lives. Costs for repairs and maintenance are expensed as incurred, while improvements if they extend the useful life or increase the value of the asset are capitalized. An impairment is recognized when the recoverable amount of these assets is less than their carrying amount. Where it is not possible to identify separate cash flows for estimating the recoverable cost of an individual asset, an estimate of the recoverable amount of the cash generating unit to which the asset belongs is used.

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

Non-current assets and disposal groups classified as held-for-sale and discontinued operations

Non-current assets or disposal groups are classified as held-for-sale if their carrying amounts will be principally recovered through a sale transaction rather than through continuing use. This requires that the asset or disposal group must be available for immediate sale in its present condition and its sale must be highly probable. The appropriate level of management must be committed to a plan to sell the asset or disposal group and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets or disposal groups classified as held-for-sale are measured at the lower of carrying amount and fair value less costs to sell. Any subsequent increases in fair value less costs shall be recognized as a gain but not in excess of the cumulative impairment loss that has been recognized either in accordance with IFRS 5 or IAS 36. A non-current asset shall not be depreciated while classified as held-for-sale. A gain or loss not previously recognized by the date of the sale shall be recognized at the date of derecognition.

A discontinued operation is defined as a component of an entity that either has been disposed of or is classified as held-for-sale and

•	represents a major line of business or geographical area of operations,

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or

•	is a subsidiary acquired exclusively with a view to resale.

In the consolidated income statement of the reporting period and the comparable period of the previous years, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations.

Intangible assets

Intangible assets include goodwill, brand names and other intangible assets.

Goodwill resulting from business combinations represents the difference between the acquisition cost of the business combination and the Allianz Group’s proportionate share of the net fair value of identifiable assets acquired and liabilities and certain contingent liabilities assumed. Goodwill resulting from business combinations is not subject to amortization. It is initially recorded at cost and subsequently measured at cost less accumulated impairments.

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

Intangible assets acquired in business combinations are initially recorded at fair value on the acquisition date if the intangible asset is separable or arises from contractual or other legal rights. Intangible assets with indefinite useful lives are not subject to amortization and are subsequently recorded at cost less accumulated impairments. Intangible assets with finite useful lives are amortized over their useful lives and are subsequently recorded at cost less accumulated amortization and impairments.

Similar to goodwill, an intangible asset with an indefinite useful life is subject to an annual impairment test, or more frequently if there is an indication that it is not recoverable. The impairment test includes comparing the recoverable amount to the carrying amount. Where it is not possible to identify separate cash flows for estimating the recoverable amount of an individual asset, the Allianz Group estimates the recoverable amount of the cash generating unit to which the intangible asset belongs. An intangible asset is impaired if the carrying amount is greater than the recoverable amount. The impairment of an intangible asset is equal to the difference between the carrying amount and recoverable amount.

Other liabilities

Other liabilities include payables, unearned income, provisions, deposits retained for reinsurance ceded, derivative financial instruments for hedge accounting purposes that meet the criteria for hedge accounting and firm commitments, financial liabilities for puttable equity instruments and other liabilities. These liabilities are reported at redemption value.

Tax payables are calculated in accordance with relevant local tax regulations.

Equity

Issued capital represents the mathematical per share value received from the issuance of shares.

Capital reserves represent the premium, or additional paid in capital, received from the issuance of shares.

Revenue reserves include the retained earnings of the Allianz Group and treasury shares. Treasury

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

shares are deducted from shareholders’ equity. No gain or loss is recognized on the sale, issuance, acquisition or cancellation of these shares. Any consideration paid or received is recorded directly in shareholders’ equity.

Foreign currency translation differences, including those arising in the application of the equity method of accounting, are recorded as foreign currency translation adjustments directly in shareholders’ equity without affecting earnings.

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

3    Recently adopted and issued accounting pronouncements and changes in the presentation of the consolidated financial statements

Recently adopted accounting pronouncements (effective January 1 and July 1, 2008 and early adoption)

Amendments to IAS 39, Financial Instruments: Recognition and Measurement, and IFRS 7, Financial Instruments: Disclosures

In October 2008, the IASB issued amendments to IAS 39, Financial Instruments: Recognition and Measurement, and IFRS 7, Financial Instruments: Disclosures, titled “Reclassification of financial assets”. The amendments to IAS 39 permit an entity to reclassify certain non-derivative financial assets out of the “held for trading” (“at fair value through income”) category and out of the “available-for-sale” category if the following specific conditions are met.

•

Debt instruments, classified as “held for trading” (“at fair value through income”) or “available-for-sale” may be reclassified to the “loans and receivable” category, if they meet the definition of loans and receivables at the reclassification date and where the Allianz Group has now the intent and ability to hold the assets for the foreseeable future or until maturity.

•

Any other debt instrument and any other equity instrument, classified as “held for trading” (“at fair value through income”) may be reclassified to the “held-to-maturity” category (debt instruments) or to the “available-for-sale” category in rare circumstances and where the Allianz Group has no longer the intention to sell or trade the assets in the short term. The IASB acknowledged, that the deterioration of the world’s financial markets, that has occurred during the third quarter of 2008 is a possible example of a “rare circumstance”.

The amendments to IAS 39 and IFRS 7 are effective July 1, 2008 and should be accounted for on a prospective basis from the date of reclassification. For reclassifications made before November 1, 2008, the amended IAS 39 permits an entity to use fair values as of July 1, 2008 instead of the prevailing fair value at the date of reclassification.

At the reclassification date non-derivative financial assets have to be reclassified at their fair value, which becomes the new cost or amortized cost of the financial asset, as applicable. Previously recognized gains and losses cannot be reversed. After the reclassification date the existing requirements of IAS 39 for measuring financial assets at cost or at amortized cost apply. Any reclassifications under the new requirements of the amended IAS 39 trigger additional extensive disclosure requirements specified in the amendments to IFRS 7.

Allianz Group adopted the amended IAS 39 and IFRS 7 in the third quarter 2008. The adoption of

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

amended IAS 39 and IFRS 7 had no impact on the net income of the Allianz Group for the year ended December 31, 2008.

IFRIC 11, Group and Treasury Share Transactions

In November 2006, the IFRIC issued IFRIC 11, Group and Treasury Share Transactions. IFRIC 11 addresses the application of IFRS 2 to share-based payment arrangements in three cases. When an entity chooses or is required to buy its own equity instruments to settle the share-based payment obligation, the arrangement should be accounted for as equity-settled share-based payment transaction. When a parent grants employees of a subsidiary rights to its equity instruments, assuming the transaction is recorded as an equity-settled transaction in the consolidated financial statements, the subsidiary would also record the transaction as an equity-settled transaction in its financial statements. When a subsidiary grants its employees rights to equity instruments of its parent, the subsidiary should record the transaction as a cash-settled share-based payment transaction. IFRIC 11 is effective for annual periods beginning on or after March 1, 2007. The interpretation did not have a material impact on the Allianz Group’s consolidated financial statements.

IFRIC 12, Service Concession Arrangements

In November 2006, the IFRIC issued IFRIC 12, Service Concession Arrangements. IFRIC 12 addresses how service concession operators should apply existing IFRSs to account for the obligations they undertake and rights they receive in service concession arrangements. Service concession arrangements are arrangements whereby a government or other body grants contracts for the supply of public services, such as roads, energy distribution, prisons or hospitals, to private operators. The grantor controls or regulates what services the operator must provide using the assets, to whom, and at what price, and also controls any significant residual interest in the assets at the end of the term of the arrangement. An operator recognises a financial asset and/or an intangible asset in respect of the consideration received or receivable by it, measured at the fair value of the construction or upgrade services it provides. IFRIC 12 is effective for annual periods beginning on or after January 1, 2008. The interpretation has not yet been endorsed by the EU but does not have an impact on the Allianz Group’s consolidated financial statements.

IFRIC 14, IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

In July 2007, IFRIC issued IFRIC 14, IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. IFRIC 14 addresses how entities should determine the limit placed by IAS 19, Employee Benefits, on the amount of a surplus in a pension plan they can recognize as an asset, how a minimum funding requirement affects that limit and when a minimum funding requirement creates an onerous obligation that should be recognized as a liability in addition to that otherwise recognized under IAS 19. The interpretation is mandatory for annual periods beginning on or after January 1, 2008. Earlier application is permitted. The interpretation has not yet been endorsed by the EU, but does not have an impact on the Allianz Group’s consolidated financial statements.

Recently issued accounting pronouncements (effective on or after January 1, 2009)

IFRS 8, Operating Segments

In November 2006, the IASB issued IFRS 8, Operating Segments. IFRS 8 requires the identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance (i. e., the “management approach”). IFRS 8 requires explanations of how the segment information is prepared as well as reconciliations of total reportable segment revenues, total profits or losses, total assets, total liabilities, and other amounts disclosed for reportable segments to corresponding amounts recognized in the entity’s financial statements. IFRS 8 applies to annual financial statements for periods beginning on or after January 1, 2009. IFRS 8 will have no impact on the Allianz Group’s financial results or financial position. The Allianz Group is currently evaluating the potential impact, if any, that the adoption of IFRS 8 will have on the Group’s segment reporting.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

IAS 23, Borrowing Costs—amended

In March 2007, the IASB issued amendments to IAS 23, Borrowing Costs. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The cost of an asset will in future include all costs incurred in getting it ready for use or sale. The revised standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. The amendment is expected to have no impact on the Allianz Group’s consolidated financial statements.

IAS 1, Presentation of Financial Statements—revised

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

IFRS 3, Business Combinations—revised and IAS 27, Consolidated and Separate Financial Statements—revised

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

•	Acquisition-related costs are generally recognized as expenses and are not included in goodwill.

•

Contingent consideration must be recognized and measured at fair value at the acquisition date. Subsequent changes in fair value are recognized in accordance with other IFRSs, usually in profit and loss. Goodwill is no longer adjusted for those changes.

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

the potential impact that the adoption of the standards will have on the Group’s financial statements.

IFRS 2, Share-based Payment—amended

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

IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements—amended

In February 2008, the IASB issued amendments to IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements. IAS 32 requires a financial instrument to be classified as a liability if the holder of that instrument can require the issuer to redeem it for cash. The consequence is that some financial instruments that would usually be considered equity allow the holder to “put” the instrument and are, therefore, considered liabilities rather than equity. The amendments to IAS 32 address this issue and require entities to classify the following types of financial instruments as equity provided they have particular features and meet specific conditions:

•	puttable financial instruments (e.g., some shares issued by cooperative entities)

•

instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation (e.g., some partnership interests and some shares issued by limited life entities).

The amendments apply to annual financial statements for periods beginning on or after January 1, 2009. Earlier application is permitted. The amendments are expected to have no material impact on the Allianz Group’s consolidated financial statements.

Improvements to IFRSs

In May 2008, the IASB issued Improvements to IFRSs. The improvements to IFRS project is an annual process that the IASB has adopted to deal with non-urgent but necessary amendments to IFRS (the ‘annual improvements process’). The amendments are divided in two parts and include 34 amendments. Part I deals with changes the IASB identified resulting in accounting changes. Part II deals with terminology and editorial amendments that have a minimal impact.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table summarizes the changes relating to Part I that are applicable to Allianz Group.

Standard	Description of the change	Effective dates and impact

IFRS 5	If an entity plans to sell the controlling interest in a subsidiary, all of the subsidiary’s assets and liabilities will be classified as held-for-sale under IFRS 5 even when the entity retains a non-controlling interest in the subsidiary after the sale.	Annual periods beginning on or after 1 July 2009; no material impact expected on Allianz Group’s consolidated financial statements

IAS 1	Assets and liabilities classified as held for trading in accordance with IAS 39 are not automatically classified as current in the balance sheet.	Annual periods beginning on or after 1 January 2009; no material impact expected on Allianz Group’s consolidated financial statements

IAS 16	Net selling price is replaced by fair value less costs to sell. Property, plant and equipment held for rental that are routinely sold in the course of business after rental are transferred to inventory when rental ceases and they are held-for-sale. Proceeds of the sale are shown as revenue. Cash payments on initial recognition of such items, cash receipts from rents and subsequent sales are shown as cash flows from operating activities.	Annual periods beginning on or after 1 January 2009; no material impact expected on Allianz Group’s consolidated financial statements

IAS 19	The definition of past service cost is revised to include reductions in benefits related to past services and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment. The definition of return on plan assets now excludes plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation. The definition of “short-term” and “other long- term” employee benefits is revised to focus on the point in time at which the liability is due to be settled. The reference to the recognition of contingent liabilities is deleted to ensure consistency with IAS 37.	Annual periods beginning on or after 1 January 2009; no material impact expected on Allianz Group’s consolidated financial statements

IAS 23	The definition of borrowing costs is revised , i.e., components of interest expense calculated using the effective interest rate method calculated in accordance with IAS 39.	Annual periods beginning on or after 1 January 2009; no material impact expected on Allianz Group’s consolidated financial statements

IAS 27	When an entity accounts for a subsidiary at fair value in its separate financial statements, this treatment continues when the subsidiary is subsequently classified as held-for-sale	Annual periods beginning on or after 1 January 2009; no material impact expected on Allianz Group’s consolidated financial statements

IAS 28	Certain disclosures are required when investments in associates are accounted for at fair value through profit or loss. For the purpose of testing an investment in an associate for impairment, the investment is considered a single asset. Therefore, any impairment is not separately allocated to goodwill included in the investment.	Annual periods beginning on or after 1 January 2009; no material impact expected on Allianz Group’s consolidated financial statements

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Standard	Description of the change	Effective dates and impact

IAS 31	Disclosures are required when interests in jointly controlled entities are accounted for at fair value through profit or loss	Annual periods beginning on or after 1 January 2009; no material impact expected on Allianz Group’s consolidated financial statements

IAS 36	Additional disclosure are required with regard to estimates used to determine recoverable amount	Annual periods beginning on or after 1 January 2009; no material impact expected on Allianz Group’s consolidated financial statements

IAS 38	Expenditures relating to advertising and promotional activities are recognized as expense when the entity has the right to access the goods or has received the services. These activities now also specifically include mail order catalogues. Amendment deletes references to there being rarely, if ever, persuasive evidence to support an amortisation method for intangible assets with finite useful lives that results in a lower amount of accumulated amortisation than under the straight-line method, thereby effectively allowing the use of the unit of production method.	Annual periods beginning on or after 1 January 2009; no material impact expected on Allianz Group’s consolidated financial statements

IAS 39	Changes in circumstances relating to derivatives are not reclassifications. When financial assets are reclassified as a result of an insurance company changing its accounting policy in accordance with IFRS 4, this is a change in circumstance, not a reclassification. The reference to “segment” is removed when determining whether an instrument qualifies as a hedge. The use of the revised effective interest rate rather than the original effective interest rate is required when remeasuring a debt instrument on the cessation of fair value hedge accounting.	Annual periods beginning on or after 1 July 2009; impact on Allianz Group’s consolidated financial statements currently being evaluated

IAS 40	The scope is being revised now including property that is being constructed or developed for future use as an investment property. Where an entity is unable to determine the fair value of an investment property under construction but expects to be able to determine its fair value on completion, the investment under construction shall be measured at cost until the fair value can be determined or the construction is complete.	Annual periods beginning on or after 1 January 2009; no material impact expected on Allianz Group’s consolidated financial statements

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Voluntary presentation of improved disclosure requirements for IFRS 7

In October 2008, the IASB released an exposure draft: Improving Disclosures about Financial Instruments, proposed amendments to IFRS 7. This exposure draft proposes in particular amendments to disclosure requirements that are based on a three-level fair value hierarchy (similar to that used in SFAS 157). The amendments apply to financial instruments and require disclosures about:

•

the level of the fair value hierarchy into which fair value measurements are categorized in their entirety. This requirement would apply both for fair values included in the consolidated balance sheet and for other fair values that are disclosed but not included in that statement.

•

the fair value measurements resulting from the use of significant unobservable inputs to valuation techniques. For these measurements, the disclosures include a reconciliation from the beginning balances to the ending balances.

•	the movements between different levels of the fair value hierarchy, and the reasons for those movements.

According to the exposure draft an entity shall apply the amendments for annual periods beginning on or after 1 July 2009. Earlier application is permitted.

An earlier adoption is allowed. In anticipation of the new standard the Allianz Group disclosed voluntarily amendments regarding the fair value hierarchy in the Annual Report 2008. Please refer to Note 44 for details.

IFRIC 13, Customer Loyalty Programmes

In June 2007, the IFRIC issued IFRIC 13, Customer Loyalty Programmes. IFRIC 13 addresses how companies, that grant their customers loyalty award credits (often called “points”) when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. Customers are implicitly paying for the points they receive when they buy other goods or services. Some revenue should be allocated to the points. Therefore, IFRIC 13 requires companies to estimate the value of the points to the customer and defer this amount of revenue as a liability until they have fulfilled their obligations to supply awards. IFRIC 13 is mandatory for annual periods beginning on or after July 1, 2008. Earlier application is permitted. The interpretation is expected to have no material impact the Allianz Group’s consolidated financial statements.

IFRIC 15, Agreements for the Construction of Real Estate

In July 2008, the IFRIC issued IFRIC 15, Agreements for the Construction of Real Estate. IFRIC 15 clarifies the definition of a construction contract and the articulation between IAS 11 and IAS 18 and provides guidance on how to account for revenue when the agreement for the construction of real estate falls within the scope of IAS 18. The main expected change is a shift from recognition of revenue using the percentage of completion method to recognition of revenue at a single time (eg at completion, upon or after delivery). Affected agreements will be mainly those accounted for in accordance with IAS 11 that do not meet the definition of a construction contract as interpreted by the IFRIC and do not result in a “continuous transfer” (i.e. agreements in which the entity transfers to the buyer control and the significant risks and rewards of ownership of the work in progress in its current state as construction progresses). IFRIC 15 is effective for annual periods beginning on or after 1 January 2009 and must be applied retrospectively. Earlier application is permitted. The interpretation is expected to have no material impact the Allianz Group’s consolidated financial statements.

IFRIC 16, Hedges of a Net Investment in a Foreign Operation

In July 2008, the IFRIC issued IFRIC 16, Hedges of a Net Investment in a Foreign Operation. IFRIC 16 provides guidance on:

•	identifying the foreign currency risks that qualify as a hedged risk in the hedge of a net investment in a foreign operation;

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

•	where, within a group, hedging instruments that are hedges of a net investment in a foreign operation can be held to qualify for hedge accounting; and

•	how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item.

IFRIC 16 concludes that the presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation. In addition, the hedging instrument(s) may be held by any entity or entities within the group. While IAS 39 must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21 must be applied in respect of the hedged item. IFRIC 16 is effective for annual periods beginning on or after 1 October 2008 and is to be applied prospectively. The amendments are expected to have no material impact on Allianz Group’s consolidated financial statements.

IFRIC 17, Distributions of Non-cash Assets to Owners

In November 2008, the IFRIC issued IFRIC 17, Distributions of Non-cash Assets to Owners. IFRIC 17 clarifies that:

•	a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity.

•	an entity should measure the dividend payable at the fair value of the net assets to be distributed.

•	an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss.

The Interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation. IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions. IFRIC 17 is effective for annual periods beginning on or after 1 July 2009 and is to be applied prospectively. Earlier application is permitted. The Allianz Group is currently evaluating the potential impact, if any, that the adoption of IFRIC 17 will have on the Group’s consolidated financial statements.

IFRIC 18, Transfers of Assets from Customers

In January 2009, the IFRIC issues IFRIC 18, Transfers of Assets from Customers. IFRIC 18 is particularly relevant for the utility sector. It clarifies the requirements of IFRS for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods and services. The entity might in certain cases receive cash from a customer which must be used only to acquire or construct the item of property, plant and equipment in order to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services or both. IFRIC 18 includes a clarification with regard to

•	the circumstances in which the definition of an asset is met,

•	the recognition of the asset and measurement of its cost on initial recognition,

•	the identification of the separately identifiable services,

•	the recognition of revenue,

•	the accounting for transfers of cash from customers.

IFRIC 18 is effective for annual periods beginning on or after 1 July 2009 and applies prospectively. Limited retrospective application is permitted. IFRIC 18 is expected to have no material impact on Allianz Group’s consolidated financial statements.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Changes in the presentation of the consolidated financial statements

Reclassification of Dresdner Bank Group as disposal group held-for-sale and discontinued operation

On August 31, 2008, Allianz SE and Commerzbank AG agreed on the sale of Dresdner Bank AG (“Dresdner Bank”) to Commerzbank AG. Following the announcement of the sale, Dresdner Bank qualifies as disposal group held-for-sale and discontinued operation according to the requirements of IFRS 5, Non-current Assets Held-for-sale and Discontinued Operations.

Thus, almost all assets and liabilities of Dresdner Bank have been reclassified and presented as separate line items “Non-current assets and assets of disposal groups classified as held-for-sale” and “Liabilities of disposal groups classified as held-for-sale”, respectively, on the face of the consolidated balance sheet as of December 31, 2008. Comparative information has not been adjusted in accordance with IFRS 5.

All income and expenses relating to the discontinued operations of Dresdner Bank have been reclassified and presented in a separate line item “Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings” in the consolidated income statements for all years presented in accordance with IFRS 5.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table summarizes the impact on the consolidated income statements for the year ended December 31, 2007 and 2006, respectively:

	2007			2006
	As previously reported	Classified as discontinued operations	Reported as income and expense from continuing operations	As previously reported	Classified as discontinued operations	Reported as income and expense from continuing operations
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums written	65,788	—	65,788	65,275	—	65,275
Ceded premiums written	(5,934)	—	(5,934)	(6,218)	—	(6,218)
Change in unearned premiums	(492)	—	(492)	(533)	—	(533)

Premiums earned (net)	59,362	—	59,362	58,524	—	58,524

Interest and similar income	26,047	(7,423)	18,624	23,956	(6,526)	17,430
Income from financial assets and liabilities carried at fair value through income (net)	(1,247)	430	(817)	940	(1,310)	(370)
Realized gains/losses (net)	6,548	(540)	6,008	6,151	(230)	5,921
Fee and commission income	9,440	(2,887)	6,553	8,856	(2,831)	6,025
Other income	217	—	217	86	(25)	61
Income from fully consolidated private equity investments	2,367	—	2,367	1,392	—	1,392

Total income	102,734	(10,420)	92,314	99,905	(10,922)	88,983

Claims and insurance benefits incurred (gross)	(46,409)	—	(46,409)	(45,523)	—	(45,523)
Claims and Insurance benefits incurred (ceded)	3,287	—	3,287	3,226	—	3,226

Claims and insurance benefits incurred (net)	(43,122)	—	(43,122)	(42,297)	—	(42,297)

Change in reserves for insurance and investment contracts (net)	(10,685)	—	(10,685)	(11,375)	—	(11,375)
Interest expenses	(6,672)	4,602	(2,070)	(5,759)	4,126	(1,633)
Loan loss provisions	113	(131)	(18)	(36)	31	(5)
Impairments of investments (net)	(1,272)	87	(1,185)	(775)	215	(560)
Investment expenses	(1,057)	20	(1,037)	(1,108)	53	(1,055)
Acquisition and administrative expenses (net)	(23,218)	4,430	(18,788)	(23,486)	5,018	(18,468)
Fee and commission expenses	(2,673)	360	(2,313)	(2,351)	311	(2,040)
Amortization of intangible assets	(17)	—	(17)	(51)	—	(51)
Restructuring charges	(232)	50	(182)	(964)	422	(542)
Other expenses	(14)	(3)	(17)	1	(14)	(13)
Expenses from fully consolidated private equity investments	(2,317)	—	(2,317)	(1,381)	—	(1,381)

Total expenses	(91,166)	9,415	(81,751)	(89,582)	10,162	(79,420)

Income before income taxes and minority interests in earnings	11,568	(1,005)	10,563	10,323	(760)	9,563
Income taxes	(2,854)	282	(2,572)	(2,013)	293	(1,720)
Minority interests in earnings	(748)	73	(675)	(1,289)	86	(1,203)

Net income	7,966	(650)	7,316	7,021	(381)	6,640

For a detailed description of the transaction agreement see Note 4.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Change in the presentation from administrative expenses to acquisition costs

Allianz Group discloses the acquisition costs and administrative expenses (net) in the consolidated income statement. Acquisition costs and administrative expenses are disaggregated according to segment and type of costs in Note 39. Acquisition costs relate to the acquisition and administration of insurance policies and include commissions and other acquisition costs paid, commissions and profit received on reinsurance ceded, deferrals of acquisition costs and amortizations of deferred acquisition costs.

Administrative expenses include personnel expenses, operating expenses, and other administrative expenses.

Few of Allianz Group’s subsidiaries have incorrectly allocated some of the costs into acquisition costs and administrative expenses in the past. These incorrect allocations have been corrected in the notes to the consolidated financial statements. This reclassification from administrative expenses to acquisition costs affects only the Property-Casualty segment.

The change in presentation has had no effect on consolidation, reported earnings or equity.

The following table summarizes the impact that this reclassification has had on the previously reported financial statements:

	Segment			Group
	As previously reported	Adjustment	As adjusted	As previously reported	Adjustment	As adjusted
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2007
Property Casualty
Acquisition costs
Incurred	(7,310)	(380)	(7,690)	(7,310)	(380)	(7,690)
Commissions and profit received on reinsurance business ceded	691	(20)	671	689	(20)	669
Deferrals of acquisition costs	4,511	—	4,511	4,511	—	4,511
Amortization of deferred acquisition costs	(4,384)	—	(4,384)	(4,384)	—	(4,384)
Subtotal	(6,492)	(400)	(6,892)	(6,494)	(400)	(6,894)

Administrative expenses	(4,124)	400	(3,724)	(4,060)	400	(3,660)

Subtotal	(10,616)	—	(10,616)	(10,554)	—	(10,554)

2006
Property Casualty
Acquisition costs
Incurred	(7,131)	(384)	(7,515)	(7,131)	(384)	(7,515)
Commissions and profit received on reinsurance business ceded	722	(5)	717	721	(5)	716
Deferrals of acquisition costs	3,983	—	3,983	3,983	—	3,983
Amortization of deferred acquisition costs	(3,843)	—	(3,843)	(3,843)	—	(3,843)
Subtotal	(6,269)	(389)	(6,658)	(6,270)	(389)	(6,659)

Administrative expenses	(4,321)	389	(3,932)	(4,240)	389	(3,851)

Subtotal	(10,590)	—	(10,590)	(10,510)	—	(10,510)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

4    Assets and liabilities of disposal groups classified as held-for-sale and discontinued operations

Impact of the sale of Dresdner Bank AG to Commerzbank AG

On August 31, 2008, Allianz SE (“Allianz”) and Commerzbank AG (“Commerzbank”) agreed on the sale of Dresdner Bank AG (“Dresdner Bank”) to Commerzbank. The transaction was planned to take place in two steps. In the first step, Commerzbank would acquire 60.2% of the shares in Dresdner Bank from Allianz. In exchange Allianz would receive cash, the Asset Manager cominvest, a long-term distribution agreement and 163.5 mn new shares in Commerzbank generated from a capital increase against contribution in kind which was equivalent to a share of 18.4% of the increased share capital of Commerzbank. Of the total cash payment of €2.54 bn, €975 mn would be provided to a trust account to cover ultimate losses for specific ABS assets. In the second step, which was subject to the approval by the General Meetings of both entities, Dresdner Bank would be merged with Commerzbank and Allianz would receive shares in Commerzbank. The expected stake that Allianz would have held in Commerzbank would have amounted to nearly 30%. The fair value of these considerations amounted to €7.8 bn as of September 30, 2008. Lastly, it was agreed that Oldenburgische Landesbank AG (OLB) and the banking clients that were introduced through our tied agent’s channel as well as some other bank participations would remain within the Allianz Group.

On November 27, 2008, Allianz and Commerzbank agreed to accelerate the change in ownership of Dresdner Bank. According to the new agreement, Commerzbank will also immediately take ownership of the 39.8% share, which was originally contemplated in the second step, in exchange for an additional cash payment of €1.4 bn at the beginning of 2009. The trust fund agreed upon in the original transaction agreement will be foregone. In exchange,

Allianz will receive a compensation payment of €250 mn in cash. Other agreements remain unchanged. According to the agreement in November 2008, Allianz will receive a total of €3.215 bn in cash and 163.5 mn Commerzbank shares equal to an 18.4% stake in Commerzbank’s share capital as well as the Asset Manager cominvest and a long-term distribution agreement in exchange for Dresdner Bank. With this new agreement, Dresdner Bank and Commerzbank should be able to merge approximately six to nine months earlier than originally planned.

Additionally, the Special Fund Financial Market Stabilization (SoFFin), Allianz and Commerzbank agreed on January 9, 2009, to strengthen the new Commerzbank’s core capital ratio with a silent participation of €750 mn from Allianz in Dresdner Bank and the acquisition of Collaterized Debt Obligations (CDOs) by Allianz for a consideration of €1.1 bn. SoFFin will receive a 25% plus one share participation in Commerzbank shareholders’ equity. The investment of SoFFin in Commerzbank will dilute the newly acquired stake of Allianz in Commerzbank to about 13.8%. The fair value of these considerations amounts to €5.1 bn as of December 31, 2008.

The transfer of ownership of Dresdner Bank to Commerzbank was completed on January 12, 2009 as scheduled.

With the agreement of the sale transaction Dresdner Bank qualifies as disposal group held-for-sale and discontinued operation according to the requirements of IFRS 5, “Non-current Assets Held-for-sale and Discontinued Operations”. Thus, almost all assets and liabilities of Dresdner Bank have been reclassified and presented as separate line items “Non-current assets and assets of disposal groups classified as held-for-sale” and “Liabilities of disposal groups classified as held-for-sale”, respectively, on the face of the consolidated balance sheet as of December 31, 2008. Comparative information has not been adjusted in accordance with IFRS 5.

All income and expenses relating to the discontinued operations of Dresdner Bank have been reclassified and presented in a separate line item “Net

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

income (loss) from discontinued operations, net of income taxes and minority interests in earnings” in the consolidated income statements for all years presented in accordance with IFRS 5.

The following tables shows the assets and liabilities of disposal groups classified as held-for-sale.

As of December 31,	2008
€ mn
Cash and cash equivalents	30,238
Financial assets carried at fair value through income	201,911
Investments	11,113
Loans and advances to banks and customers	166,718
Deferred tax assets	37
Other assets	7,056
Intangible assets	801

Total assets of disposal groups classified as held-for-sale	417,874

As of December 31,	2008
€ mn
Financial liabilities carried at fair value through income	180,249
Liabilities to banks and customers	193,315
Deferred tax liabilities	214
Other liabilities	7,983
Certificated liabilities	22,419
Participation certificates and subordinated liabilities	6,289

Total liabilities of disposal groups classified as held-for-sale	410,469

The following table shows the accumulated other comprehensive income and expenses, net of tax

As of December 31,	2008
€ mn
Gains on cash flow hedges, net of tax	60
Cumulative foreign currency translation adjustment, net of tax	(516)
Unrealized gains on securities, net of tax	95

Total accumulated other comprehensive loss, net of tax related to disposal groups classified as held-for-sale	(361)

Net income (loss) from discontinued operations

Due to the structure of the transaction, Allianz ceased to be exposed to changes in the results of Dresdner Bank from the signing date. Instead Allianz is exposed to changes in the fair value of its stake in Commerzbank. Therefore, the loss from discontinued operations is mainly subject to changes in the fair value of the consideration received.

As disclosed in our interim report for the third quarter of 2008, the loss from discontinued operations amounted to €3.5 bn, stemming from Dresdner Bank’s net loss of €2.1 bn until the change in ownership and an impairment charge of €1.4 bn, reflecting the difference between the fair value of considerations agreed (€7.8 bn) and the carrying value of €9.2 bn. Between October 1, 2008 and the date of completion of the transaction on January 12, 2009, the fair value of the agreed consideration declined by €2.7 bn.

In addition, the results for the first quarter of 2009 will be burdened by another €0.4 bn stemming from unrealized gains and losses and foreign exchange movements which, according to IFRS 5, can only be taken after the completion of the transaction.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Net income (loss) from discontinued operations for the years ended December 31, 2008, 2007 and 2006, respectively is comprised of:

	20081)3)	20073)	20063)
	€ mn	€ mn	€ mn
Interest and similar income	5,257	7,423	6,526
Income from financial assets and liabilities carried at fair value through income (net)	(1,439)	(430)	1,310
Realized gains/losses (net)	285	540	230
Fee and commission income	1,760	2,887	2,831
Other income	—	—	25

Total income from discontinued operations	5,863	10,420	10,922

Interest expenses	(3,401)	(4,602)	(4,126)
Loan loss provisions	(327)	131	(31)
Impairments of investments (net)	(102)	(87)	(215)
Investment expenses	(2)	(20)	(53)
Acquisition and administrative expenses (net)	(3,326)	(4,430)	(5,018)
Fee and commission expenses	(267)	(360)	(311)
Amortization of intangible assets	(2)	—	—
Restructuring charges	(17)	(50)	(422)
Other expenses	(52)	3	14

Total expenses from discontinued operations	(7,496)	(9,415)	(10,162)

Result from discontinued operations before income taxes and minority interests in earnings	(1,633)	1,005	760
Income taxes	(398)	(282)	(293)
Minority interests in earnings	(43)	(73)	(86)

Result from operating activities of discontinued operations	(2,074)	650	381

Impairment loss recognized on remeasurement of assets of disposal group to fair value less costs to sell as of September 30, 20082)	(1,409)	—	—
Result from transaction between September 30, 2008 and December 31, 20082)	(2,928)	—	—
After-tax loss on remeasurement of assets of disposal group to fair value less costs to sell	(4,337)	—	—

Net income (loss) from discontinued operations	(6,411)	650	381

1)

For the year ended 2008 the result from operating activities of discontinued operations represents the nine months ended September 30, 2008. Previous year figures represent 12 months ended December 31.

2)	No income taxes were related to the impairment loss of September 30, 2008 and to the result from transaction between September 30, 2008 and December 31, 2008.
3)	All numbers are stated on a consolidated basis.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

5     Consolidation

Scope of consolidation

In addition to Allianz SE, the consolidated financial statements for the period ended December 31, 2008, generally include all German and foreign operating companies in which Allianz SE directly or indirectly holds a majority of voting rights, or whose activities it can in some other way control. The companies are consolidated from the date on which Allianz SE is able to exercise control.

The companies listed in the table below are consolidated in addition to the parent company Allianz SE.

Consolidated group	2008	2007	2006
Number of fully consolidated companies (subsidiaries)
Germany	152	172	143
Other countries1)	935	1,003	824

Total	1,087	1,175	967

Number of fully consolidated investment funds
Germany	49	47	51
Other countries	9	12	21

Total	58	59	72

Number of fully consolidated Special Purpose Entities (“SPE”)	59	55	46
Total of fully consolidated entities	1,204	1,289	1,085
thereof: Related to the discontinued operation of Dresdner Bank	365	—	—
Number of joint ventures valued at equity	10	4	9
thereof: Related to the discontinued operation of Dresdner Bank	1	—	—
Number of associated entities valued at equity	167	218	177

thereof: Related to the discontinued operation of Dresdner Bank	15	—	—

1)

Includes 10 (2007: 8; 2006: 9) subsidiaries where the Allianz Group owns less than majority of the voting power of the subsidiary, including CreditRas Vita S.p.A. (“CreditRas”) and Antoniana Veneta Popolare Vita S.p.A. (“Antoniana”). The Allianz Group controls these entities on the basis of shareholder agreements between the Allianz Group subsidiary owning 50% of each such entity and the other shareholders. Pursuant to these shareholder agreements, the Allianz Group has the power to govern the financial and operating policies of these subsidiaries and the right to appoint the general manager, in the case of CreditRas, and the CEO, in the case of

Antoniana, who have been given unilateral authority over all aspects of the financial and operating policies of these entities, including the hiring and termination of staff and the purchase and sale of assets. Furthermore, all management functions of these subsidiaries are performed by the employees of the Allianz Group and all operations are undertaken in Allianz Group’s facilities. The Allianz Group also develops all insurance products written through these subsidiaries. Although the Allianz Group and the other shareholders each have the right to appoint half of the directors of each subsidiary, the rights of the other shareholders are limited to matters specifically reserved to the board of directors and shareholders under Italian law, such as decisions concerning capital increases, amendments to articles and similar matters. In addition, in the case of Antoniana, the Allianz Group has the right to appoint the Chairman, who has double board voting rights, thereby giving the Allianz Group a majority of board votes. The shareholder agreements for CreditRas and Antoniana are subject to automatic renewal and are not terminable prior to their stated terms.

All subsidiaries, joint ventures and associated enterprises are individually listed in the disclosure of equity investments that will be published together with the consolidated financial statements in the German Electronic Federal Gazette as well as on the Company’s Website. The disclosure of equity investments includes individually listed commercial partnerships which are exempt from preparing single financial statements in accordance with section 264b of the German Commercial Code (HGB) as they are included in the consolidated financial statements of the Allianz Group. Selected subsidiaries and associated entities are listed in the selected subsidiaries and other holdings section.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Significant acquisitions

	Equity interest		Date of first-time consolidation	Segment	Goodwill2)	Transaction
	%				€ mn
2008
Allianz Hayat ve Emeklilik AŞ , Istanbul	89.0		07/21/2008	Life/ Health	81	Increase in equity interest
Allianz Sigorta AŞ , Istanbul	84.2		07/21/2008	Property- Casualty	166	Increase in equity interest
2007
Russian People’s Insurance Society “ROSNO”, Moscow	97.2		02/21/2007	Property- Casualty	514	Increase in equity interest
Selecta AG, Muntelier1)	100.0		07/03/2007	Corporate	472	Purchase
Insurance Company “Progress Garant”, Moscow	100.0		05/31/2007	Property- Casualty	70	Purchase
Commerce Assurance Bhd., Kuala Lumpur	100.0		09/30/2007	Property- Casualty	49	Purchase
JSC Insurance Company “ATF POLICY”, Almaty	100.0		09/30/2007	Property- Casualty	8	Purchase
2006
manroland AG, Offenbach	100.0	3)	7/18/2006	Corporate	144	Purchase
Home & Legacy Limited, London	100.0		6/15/2006	Property- Casualty	68	Purchase
Premier Line Direct Limited, Lancaster	100.0		10/01/2006	Property- Casualty	36	Purchase

1)	Classified as “held-for-sale”
2)	At the date of first-time consolidation
3)	Group share through indirect holder Roland Holding GmbH, Munich at the date of first-time consolidation: 65.0%

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

2008 Significant acquisitions

Allianz Sigorta AŞ, Istanbul and Allianz Hayat ve Emeklilik AŞ, Istanbul

In April 2008, the Allianz Group signed a share purchase agreement to acquire 47.1% of shares in the non-life insurer Allianz Sigorta AŞ, Istanbul, and 51.0% of the shares in the life-insurance and pension company Allianz Hayat ve Emeklilik AŞ, Istanbul, for a total consideration of €373 mn. The transaction has been approved by the relevant regulatory and competition board on July 21, 2008 so that Allianz Group now holds 84.2% and 89.0% of shares, respectively.

The impact of the acquisition, net of cash acquired, on the consolidated statement of cash flows for the year ended December 31, 2008 was:

€ mn
Intangible assets	(247)
Other assets	(914)
Other liabilities	870
Minority interests	38
Less: previous investment in Allianz Sigorta and Hayat	101

Acquisition of subsidiary, net of cash acquired	(152)

Components of costs

€ mn
Purchase price Allianz Sigorta AŞ (47.1%)	248
Purchase price Allianz Hayat ve Emeklilik AŞ (51.0%)	125
Transaction costs	—

Total purchase price	373

The impact of Allianz Sigorta AŞ and Allianz Hayat ve Emeklilik AŞ on the Allianz Group’s net income for the year ended December 31, 2008 was €8.3 mn.

The amounts recognized for major classes of assets and liabilities are as follows:

	Fair value	Carrying amount
	€ mn	€ mn
Cash and cash equivalents	221	221
Investments	386	374
Financial assets for unit-linked contracts	150	150
Reinsurance assets	136	136
Deferred acquisition costs	51	6
Other assets	201	183

Total assets	1,145	1,070

Unearned premiums	249	249
Reserves for loss and loss adjustments	117	117
Reserves for insurance and investment contracts	269	263
Financial liabilities for unit-linked contracts	150	150
Other liabilities	90	85
Total equity	270	206

Total liabilities and equity	1,145	1,070

At the date of acquisition the goodwill reflects mainly the market position and growth potential of the turkish insurance market.

The premiums written and premiums earned (net) of the combined entity (Allianz Group including Allianz Hayat and Allianz Sigorta) for the year ended December 31, 2008 would have been €66,417 mn and €60,660 mn, respectively, if the acquisition date had been on January 1, 2008. The net loss of the combined entity for the year ended December 31, 2008 would have been €2,415 mn if the acquisition date had been on January 1, 2008.

2007 Significant acquisitions

Russian People’s Insurance Society “ROSNO”, Moscow

On February 21, 2007, the Allianz Group acquired additional 49.8% of Russian People´s Insurance Society “ROSNO”, Moscow (“ROSNO”) at a purchase price of €572 mn. ROSNO is the second largest insurance company in Russia which offers products in the business segments Property-Casualty, Life/Health and Asset Management.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The impact of the acquisition of ROSNO net of cash acquired, on the consolidated statement of cash flows for the year ended December 31, 2007 was:

€ mn
Intangible assets	(530)
Other assets	(798)
Other liabilities	717
Deferred tax liabilities	15
Minority interests	10
Less: previous investment in Rosno	78

Acquisition of subsidiary, net of cash acquired	(508)

Components of costs

€ mn
Purchase price (49.8 % interest)	571
Subsequent acquisition costs	1

Total purchase price	572

The impact on the Allianz Group’s net income for the year ended December 31, 2007 was €(11) mn.

The amounts recognized for major classes of assets and liabilities are as follows:

	Fair value	Carrying amount
	€ mn	€ mn
Cash and cash equivalents	64	64
Investments	408	408
Reinsurance assets	55	55
Deferred acquisition costs	73	71
Other assets	303	279
Intangible assets	16	—

Total assets	919	877

Unearned premiums	350	350
Reserves for loss and loss adjustments	122	120
Other liabilities	258	252
Total equity	189	155

Total liabilities and equity	919	877

At the date of acquisition the goodwill reflects mainly the market position and growth potential of the Russian insurance market.

The revenues of the combined entity (Allianz Group including ROSNO) for the year ended December 31, 2007 would have been €102,785 mn, if the acquisition date had been on January 1, 2007. The net income of the combined entity for the year ended December 31, 2007 would have been €7,969 mn if the acquisition date had been on January 1, 2007.

Selecta AG, Muntelier

On July 3, 2007, the Allianz Group acquired 100.0% of Selecta AG, Muntelier at a purchase price of €1,126 mn. Selecta AG, Muntelier is the leading vending operator in Europe.

The impact of the acquisition of Selecta AG, Muntelier, net of cash acquired, on the consolidated statement of cash flows for the year ended December 31, 2007 was:

€ mn
Intangible assets	(1,113)
Loans and advances to banks and customers	(107)
Other assets	(301)
Other liabilities	258
Deferred tax liabilities	190

Acquisition of subsidiary, net of cash acquired	(1,073)

Components of costs

€ mn
Purchase price (100.0 % interest)	1,126
Transaction costs	—

Total purchase price	1,126

The impact on the Allianz Group’s net income for the year ended December 31, 2007 was €(11) mn.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The amounts recognized for major classes of assets and liabilities are as follows:

	Fair value	Carrying amount
	€ mn	€ mn
Cash and cash equivalents	53	53
Other assets	404	360
Intangible assets	683	46

Total assets	1,140	459

Other liabilities	448	230
Total equity	692	229

Total liabilities and equity	1,140	459

The revenues of the combined entity (Allianz Group including Selecta AG) for the year ended December 31, 2007 would have been €102,978 mn if the acquisition date had been on January 1, 2007. The net income of the combined entity for the year ended December 31, 2007 would have been €8,013 mn if the acquisition date had been on January 1, 2007.

During the fourth quarter ended December 31, 2007, Selecta AG, Muntelier was reclassified to disposal groups held-for-sale.

2006 Significant acquisitions

manroland AG, Offenbach

On July 18, 2006, the Allianz Group acquired 100.0% (Group share through indirect holder Roland Holding GmbH, Munich at the date of first-time consolidation: 65,0% ) of manroland AG, Offenbach, at a purchase price of €554 mn. Manroland AG is the world’s second largest manufacturer of printing systems.

The impact of the acquisition of manroland AG, Offenbach, net of cash acquired, on the consolidated statement of cash flows for the year ended December 31, 2006 was:

€ mn
Intangible assets	268
Loans and advances to banks and customers	386
Other assets	931
Liabilities to banks and customers	(491)
Other liabilities	(625)
Deferred tax liabilities	(125)

Acquisition of subsidiary, net of cash acquired	344

Components of costs

€mn
Purchase price (100.0 % interest)	553
Transaction costs	1

Total purchase price	554

The impact on the Group’s net income for the year ended December 31, 2006 was €3 mn.

The amounts recognized for major classes of assets and liabilities are as follows:

	Fair value	Carrying amount
	€ mn	€ mn
Cash and cash equivalents	210	210
Investments	10	7
Other assets	1,316	1,131
Intangible assets	125	78

Total assets	1,661	1,426

Other liabilities	1,230	1,115
Total equity	431	311

Total liabilities and equity	1,661	1,426

The revenues of the combined entity (Allianz Group including manroland AG) for the year ended December 31, 2006 would have been €102,137 mn if the acquisition date had been on January 1, 2006. The net income of the combined entity for the year ended December 31, 2006 would have been €7,024 mn if the acquisition date had been on January 1, 2006.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Significant disposals

	Equity interest	Date of deconsoli- dation	Proceeds from sale	Segment	Goodwill	Transaction
	%		€ mn		€ mn
2008
DEGI Deutsche Gesellschaft für Immobilienfonds m.b.H, Frankfurt am Main	94.0	01/01/2008	103	Banking	—	Sale to third-party

2007
Grundstücksgesellschaft der Vereinten Versicherungen mbH & Co. Besitz- und Betriebs KG, Munich	93.7	12/14/2007	194	Property- Casualty	—	Sale to third-party
Les Assurances Fédérales IARD, Strasbourg	60.0	09/30/2007	86	Property- Casualty	—	Sale to third-party
Allianz PFI (UK) Ltd., London	100.0	08/17/2007	52	Corporate	—	Sale to third-party
Adriática de Seguros C.A., Caracas	98.3	08/31/2007	26	Property- Casualty/ Life/Health	—	Sale to third-party

2006
Four Seasons Health Care Ltd., Wilmslow	100.0	8/31/2006	863	Corporate	158	Sale to third-party

Acquisitions and disposals of significant minority interests

	Date of acquisition/ disposal	Equity interest change	Costs of acquisition	Increase (decrease) in share holders’ equity	Increase (decrease) of minority interests
		%	€ mn	€ mn	€ mn
2008
Allianz Lebensversicherungs-Aktiengesellschaft, Stuttgart	during 2008	5.2	425	(352)	(73)
Allianz Global Investors of America L.P., Dover/Delaware	02/28/2008	2.5	122	(122)	—
Russian People’s Insurance Society “ROSNO”, Moscow	10/27/2008	2.6	34	(30)	(4)
Allianz Mena Holding Bermuda, Beirut	08/25/2008	30.3	26	(16)	(10)

2007
Assurances Générales de France, Paris1)	during 2007	39.8	10,052	(3,419)	(3,868)
Allianz Lebensversicherungs-Aktiengesellschaft, Stuttgart	during 2007	3.8	303	(211)	(92)
Allianz Taiwan Life Insurance Co. Ltd., Taipei	04/19/2007	49.6	40	(39)	(1)

2006
Riunione Adriatica di Sicurtà S.p.A., Milan (RAS)1)	10/13/2006	23.7	3,653	1,659	(1,659)
Allianz Global Investors of America L.P., Delaware	during 2006	0.3	70	(70)	—

1)	Impact on shareholders’ equity includes increase in equity due to financing of AGF minority buy-out in the year 2007 of €2,765 mn and RAS minority buy-out in the year 2006 of €3,653 mn.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

[THIS PAGE INTENTIONALLY LEFT BLANK]

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

6    Segment reporting

The business activities of the Allianz Group are first segregated by product and type of service: insurance activities, banking activities, asset management activities and corporate activities. Due to differences in the nature of products, risks and capital allocation, insurance activities are further divided between property-casualty and life/health categories. Thus, the Allianz Group’s segments are structured as Property-Casualty, Life/Health, Banking, Asset Management and Corporate. The insurance segments of the Allianz Group are further analyzed by geographical areas or regions.

Transfer prices between business segments are set on an arm’s length basis in a manner similar to transactions with third parties. Transfers between business segments are eliminated in the consolidation.

Property-Casualty

In the Property-Casualty segment, a wide variety of insurance products is offered to both private and corporate customers, including motor liability and own damage, accident, general liability, fire and property, legal expense, credit and travel insurance. The core markets for the Property-Casualty business are Germany, France, Italy and other European countries, like the United Kingdom, Switzerland and Spain. Further operations are run in particular in the United States, Central and Eastern Europe and Asia-Pacific.

Life/Health

In the Life/Health segment a comprehensive range of life and health insurance products on both individual and group basis is offered, including annuity, endowment and term insurance, unit-linked and investment-oriented products as well as full private health and supplemental health and care insurance. The core markets are Germany, France, Italy and the United States.

Banking

After the classification of Dresdner Bank as discontinued operation, the banking segment consists of the banking activities in Germany, France, Italy and Central and Eastern Europe. The banks offer a wide range of products for corporate and retail clients with its main focus on the latter.

Asset Management

The Asset Management segment operates as a global provider of institutional and retail asset management products and services to third-party investors and provides investment management services to the Allianz Group’s insurance operations. The products for retail and institutional customers include equity and fixed-income funds as well as alternative products. The United States and Germany as well as France, Italy and the Asia-Pacific region represent the primary asset management markets.

Corporate

The Corporate segment activities include the management and support of Allianz Group’s businesses through its strategy, risk, corporate finance, treasury, financial control, communication, legal, human resources and technology functions. The Corporate segment also includes the Group’s alternative investment activities.

Operating Profit

The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole. The Allianz Group considers the presentation of operating profit to be useful and meaningful to investors because it enhances the understanding of the Allianz Group’s underlying operating performance and the comparability of its operating performance over time. Operating profit highlights the portion of income before income taxes and minority interests in earnings attributable to the ongoing core operations of the Allianz Group. To better understand the on-going operations of the business, we exclude the effects of acquisition-related expenses and the amortization of intangible assets, as these relate to business combinations; and we exclude interest expense from external debt and non-operating income from financial assets and liabilities carried at fair value through income (net) as these relate to our capital structure.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The Allianz Group believes that trends in the underlying profitability of its business can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments of investment securities, as these are largely dependent on market cycles or issuer-specific events over which the Allianz Group has little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at the discretion of the Allianz Group. Similarly, restructuring charges are excluded because the timing of the restructuring charges are largely within the control of the Allianz Group, and accordingly their exclusion provides additional insight into the operating trends of the underlying business. This differentiation is not made if the profit sources are shared with policyholders.

Operating profit should be viewed as complementary to, and not a substitute for, income before income taxes and minority interests in earnings or net income as determined in accordance with IFRS.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Allianz Group

Business Segment Information—Consolidated Balance Sheets

	Property-Casualty		Life/Health
As of December 31,	2008	2007	2008	2007
	€ mn	€ mn	€ mn	€ mn
ASSETS
Cash and cash equivalents	2,669	4,985	4,827	8,779
Financial assets carried at fair value through income	1,998	3,302	11,739	13,216
Investments	75,563	83,741	186,794	187,289
Loans and advances to banks and customers	17,648	20,712	90,619	91,188
Financial assets for unit-linked contracts	—	—	50,450	66,060
Reinsurance assets	9,442	10,317	5,178	5,043
Deferred acquisition costs	3,723	3,681	18,693	15,838
Deferred tax assets	1,579	1,442	737	316
Other assets	23,876	21,409	18,085	13,294
Non-current assets and assets of disposal groups classified as held-for-sale	—	455	—	777
Intangible assets	2,384	2,332	2,300	2,218

Total assets	138,882	152,376	389,422	404,018

	Property-Casualty		Life/Health
As of December 31,	2008	2007	2008	2007
	€ mn	€ mn	€ mn	€ mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	103	96	5,833	5,147
Liabilities to banks and customers	530	6,865	1,274	6,078
Unearned premiums	12,984	13,163	2,258	1,858
Reserves for loss and loss adjustment expenses	55,616	56,943	8,320	6,773
Reserves for insurance and investment contracts	8,595	8,976	287,932	283,139
Financial liabilities for unit-linked contracts	—	—	50,450	66,060
Deferred tax liabilities	2,580	2,606	833	946
Other liabilities	20,523	22,989	16,625	17,741
Liabilities of disposal groups classified as held-for-sale	—	—	—	—
Certificated liabilities	167	158	2	3
Participation certificates and subordinated liabilities	846	905	65	60

Total liabilities	101,944	112,701	373,592	387,805

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Banking		Asset Management		Corporate		Consolidation		Group
2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn

892	17,307	860	770	515	445	(805)	(949)	8,958	31,337
112	168,339	639	980	631	887	(879)	(1,263)	14,240	185,461
2,670	16,284	818	879	101,455	102,894	(107,153)	(104,135)	260,147	286,952
13,931	295,506	382	469	5,958	4,754	(12,883)	(15,927)	115,655	396,702
—	—	—	—	—	—	—	—	50,450	66,060
—	—	—	—	—	—	(21)	(48)	14,599	15,312
—	—	147	94	—	—	—	—	22,563	19,613
95	1,733	173	161	1,457	935	(45)	184	3,996	4,771
1,947	8,199	3,388	3,452	7,684	8,519	(20,976)	(16,848)	34,004	38,025
420,695	4	—	—	1,639	2,267	(2,821)	—	419,513	3,503
200	2,379	6,327	6,227	240	257	—	—	11,451	13,413

440,542	509,751	12,734	13,032	119,579	120,958	(145,583)	(138,986)	955,576	1,061,149

Banking		Asset Management		Corporate		Consolidation		Group
2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn

50	120,383	—	—	873	1,376	(615)	(949)	6,244	126,053
16,260	320,388	702	807	5,970	13,023	(6,285)	(10,667)	18,451	336,494
—	—	—	—	—	—	(9)	(1)	15,233	15,020
—	—	—	—	—	—	(12)	(10)	63,924	63,706
—	—	—	—	227	358	(197)	(229)	296,557	292,244
—	—	—	—	—	—	—	—	50,450	66,060
2	102	28	35	433	88	(43)	196	3,833	3,973
879	11,010	3,307	3,647	16,329	13,333	(24,733)	(20,689)	32,930	48,031
414,360	1	—	—	1,347	1,292	(3,891)	—	411,816	1,293
1,279	34,778	—	—	13,497	9,567	(5,401)	(2,436)	9,544	42,070
185	7,966	14	14	8,493	7,069	(257)	(1,190)	9,346	14,824

433,015	494,628	4,051	4,503	47,169	46,106	(41,443)	(35,975)	918,328	1,009,768

Total equity								37,248	51,381

Total liabilities and equity								955,576	1,061,149

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Allianz Group

Business Segment Information—Consolidated Income Statements

	Property-Casualty			Life/Health			Banking
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums written	43,387	44,289	43,674	22,809	21,522	21,614	—	—	—
Ceded premiums written	(4,972)	(5,320)	(5,415)	(527)	(637)	(816)	—	—	—
Change in unearned premiums	(202)	(416)	(309)	(51)	(76)	(224)	—	—	—
Premiums earned (net)	38,213	38,553	37,950	22,231	20,809	20,574	—	—	—
Interest and similar income	4,477	4,473	4,096	13,772	13,417	12,972	989	883	734
Income from financial assets and liabilities carried at fair value through income (net)	(116)	85	189	(261)	(940)	(361)	(5)	2	45
Realized gains/losses (net)	2,386	1,479	1,792	835	3,716	3,282	(6)	18	15
Fee and commission income	1,247	1,178	1,014	571	701	630	430	528	503
Other income	271	122	69	140	182	43	—	—	—
Income from fully consolidated private equity investments	3	—	—	18	—	—	—	—	—

Total income	46,481	45,890	45,110	37,306	37,885	37,140	1,408	1,431	1,297

Claims and insurance benefits incurred (gross)	(28,157)	(28,131)	(27,028)	(20,146)	(18,292)	(18,520)	—	—	—
Claims and insurance benefits incurred (ceded)	2,171	2,646	2,356	473	655	895	—	—	—
Claims and insurance benefits incurred (net)	(25,986)	(25,485)	(24,672)	(19,673)	(17,637)	(17,625)	—	—	—
Change in reserves for insurance and investment contracts (net)	3	(339)	(425)	(5,122)	(10,268)	(10,525)	—	—	—
Interest expense	(295)	(402)	(273)	(283)	(374)	(280)	(677)	(558)	(443)
Loan loss provisions	(17)	(6)	(2)	(13)	3	(1)	(29)	(5)	3
Impairments of investments (net)	(2,449)	(343)	(200)	(6,161)	(827)	(390)	(120)	(3)	—
Investment expenses	(207)	(322)	(300)	(673)	(833)	(750)	9	6	6
Acquisition and administrative expenses (net)	(10,356)	(10,616)	(10,590)	(4,375)	(4,588)	(4,437)	(552)	(589)	(550)
Fee and commission expenses	(1,141)	(967)	(721)	(253)	(209)	(223)	(193)	(233)	(235)
Amortization of intangible assets	(17)	(14)	(1)	(3)	(3)	(26)	(2)	—	—
Restructuring charges	(75)	(122)	(362)	(50)	(45)	(174)	(2)	(2)	(2)
Other expenses	(2)	(13)	(4)	(7)	(2)	(9)	(3)	(2)	—
Expenses from fully consolidated private equity investments	(3)	—	—	(20)	—	—	—	—	—

Total expenses	(40,545)	(38,629)	(37,550)	(36,633)	(34,783)	(34,440)	(1,569)	(1,386)	(1,221)

Income (loss) from continuing operations before income taxes and minority interests in earnings	5,936	7,261	7,560	673	3,102	2,700	(161)	45	76

Income taxes	(1,489)	(1,656)	(2,075)	(260)	(897)	(641)	54	10	(1)
Minority interests in earnings	(112)	(431)	(739)	(86)	(214)	(416)	(7)	—	(6)
Net income (loss) from continuing operations	4,335	5,174	4,746	327	1,991	1,643	(114)	55	69
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	—	—	—	—	—	—	(6,304)	322	849

Net income (loss)	4,335	5,174	4,746	327	1,991	1,643	(6,418)	377	918

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Asset Management			Corporate			Consolidation			Group
2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
—	—	—	—	—	—	(25)	(23)	(13)	66,171	65,788	65,275
—	—	—	—	—	—	25	23	13	(5,474)	(5,934)	(6,218)
—	—	—	—	—	—	—	—	—	(253)	(492)	(533)
—	—	—	—	—	—	—	—	—	60,444	59,362	58,524
98	135	112	883	855	509	(1,147)	(1,139)	(993)	19,072	18,624	17,430
(77)	31	38	112	51	(334)	(339)	(46)	53	(686)	(817)	(370)
5	2	7	245	980	861	138	(187)	(36)	3,603	6,008	5,921
4,032	4,403	4,186	221	198	190	(469)	(455)	(498)	6,032	6,553	6,025
28	14	11	1	15	28	(32)	(116)	(90)	408	217	61
—	—	—	2,528	2,367	1,392	—	—	—	2,549	2,367	1,392

4,086	4,585	4,354	3,990	4,466	2,646	(1,849)	(1,943)	(1,564)	91,422	92,314	88,983

—	—	—	—	—	—	16	14	25	(48,287)	(46,409)	(45,523)
—	—	—	—	—	—	(16)	(14)	(25)	2,628	3,287	3,226
—	—	—	—	—	—	—	—	—	(45,659)	(43,122)	(42,297)
—	—	—	—	—	—	(21)	(78)	(425)	(5,140)	(10,685)	(11,375)
(35)	(55)	(41)	(1,580)	(1,586)	(1,282)	977	905	686	(1,893)	(2,070)	(1,633)
—	—	—	—	(10)	(5)	—	—	—	(59)	(18)	(5)
(19)	(1)	(2)	(697)	(11)	32	(49)	—	—	(9,495)	(1,185)	(560)
(1)	1	—	11	(115)	(215)	216	226	204	(645)	(1,037)	(1,055)
(2,239)	(2,391)	(2,286)	(444)	(642)	(655)	44	38	50	(17,922)	(18,788)	(18,468)
(1,158)	(1,270)	(1,262)	(170)	(130)	(127)	413	496	528	(2,502)	(2,313)	(2,040)
(1)	—	(24)	—	—	—	—	—	—	(23)	(17)	(51)
—	(4)	(4)	(2)	(9)	—	—	—	—	(129)	(182)	(542)
—	—	—	—	—	—	—	—	—	(12)	(17)	(13)
—	—	—	(2,452)	(2,317)	(1,381)	5	—	—	(2,470)	(2,317)	(1,381)

(3,453)	(3,720)	(3,619)	(5,334)	(4,820)	(3,633)	1,585	1,587	1,043	(85,949)	(81,751)	(79,420)

633	865	735	(1,344)	(354)	(987)	(264)	(356)	(521)	5,473	10,563	9,563

(249)	(342)	(278)	631	217	824	26	96	451	(1,287)	(2,572)	(1,720)
(5)	(25)	(53)	(12)	(21)	(16)	3	16	27	(219)	(675)	(1,203)
379	498	404	(725)	(158)	(179)	(235)	(244)	(43)	3,967	7,316	6,640
—	—	—	—	—	—	(107)	328	(468)	(6,411)	650	381

379	498	404	(725)	(158)	(179)	(342)	84	(511)	(2,444)	7,966	7,021

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Allianz Group

Business Segment Information—Insurance

PROPERTY-CASUALTY	Premiums earned (net)			Loss ratio1)
As of and for the years ended December 31,	2008	2007	2006	2008		2007		2006
	€ mn	€ mn	€ mn	%		%		%
Europe
Germany	10,191	9,245	9,843	67.3		64.8		65.1
Italy	4,647	4,902	4,935	73.1		71.2		68.8
France	3,281	4,422	4,429	69.3		70.9		71.0
United Kingdom	1,769	1,989	1,874	60.7		66.3		64.1
Spain	1,863	1,820	1,675	69.9		71.6		71.0
Switzerland	1,190	1,595	1,706	70.2		69.5		69.3
Western and Southern Europe	2,822	2,768	2,819	63.9		67.4		61.7
New Europe	2,312	2,067	1,388	59.0		60.8		61.1

Subtotal	28,075	28,808	28,669	—		—		—

NAFTA	3,380	3,426	3,622	74.3		61.6		58.4
Asia-Pacific	1,397	1,415	1,336	71.1		69.5		68.7
South America	764	692	623	65.1		62.9		64.8
Other	62	53	35	—	2)	—	2)	—	2)
Specialty Lines
Allianz Global Corporate and Specialty	1,981	1,800	1,545	59.7		67.9		62.5
Credit Insurance	1,360	1,268	1,113	77.6		47.9		49.7
Travel Insurance and Assistance Services	1,196	1,093	1,008	57.6		58.1		58.7

Subtotal	4,537	4,161	3,666	—		—		—

Subtotal	38,215	38,555	37,951	—		—		—
Consolidation3)	(2)	(2)	(1)	—		—		—

Total	38,213	38,553	37,950	68.0		66.1		65.0

LIFE/HEALTH	Statutory premiums4)			Statutory expense ratio5)
As of and for the years ended December 31,	2008	2007	2006	2008		2007		2006
	€ mn	€ mn	€ mn	%		%		%
Europe
Germany Life	13,487	13,512	13,009	8.5		5.8		9.1
Germany Health	3,119	3,123	3,091	9.0		9.8		9.3
Italy	5,996	9,765	8,555	8.9		5.8		6.4
France	7,991	6,550	5,792	14.9		15.4		12.6
Switzerland	1,205	992	1,005	9.9		10.6		9.9
Spain	843	738	629	8.8		9.2		9.3
Western and Southern Europe	1,852	1,762	1,655	14.5		12.1		14.8
New Europe	1,141	1,039	828	24.4		20.0		19.6

Subtotal	35,634	37,481	34,564	—		—		—

NAFTA	6,111	6,968	8,758	(0.1)		11.9		8.0
Asia-Pacific	3,465	4,638	3,733	13.8		10.2		11.2
South America	190	78	147	10.3		32.6		16.9
Other	422	418	439	—	2)	—	2)	—	2)

Subtotal	45,822	49,583	47,641	—		—		—
Consolidation3)	(207)	(216)	(220)	—		—		—

Total	45,615	49,367	47,421	9.7		9.4		9.6

1)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
2)	Presentation not meaningful.
3)	Represents elimination of intercompany transactions between Allianz Group subsidiaries in different geographic regions.
4)

Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

5)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Expense ratio6)					Operating profit (loss)			Total assets
2008	2007		2006		2008	2007	2006	2008	2007
%	%		%		€ mn	€ mn	€ mn	€ mn	€ mn

25.7	26.8		27.8		1,865	1,628	1,478	42,112	52,034
23.6	23.6		23.0		690	719	816	13,480	14,307
27.9	26.4		28.2		280	486	420	26,648	25,748
34.3	33.3		31.6		253	207	280	4,841	6,434
20.5	19.8		19.3		286	253	252	4,028	4,185
22.6	25.6		23.5		145	218	228	4,128	5,678
26.4	28.0		28.5		376	482	550	9,819	7,952
33.7	33.5		30.9		300	256	184	5,744	5,773

—	—		—		4,195	4,249	4,208	110,800	122,111

26.7	29.6		30.5		293	663	825	11,535	10,818
25.9	26.5		27.2		288	312	244	4,841	6,073
33.4	36.1		36.4		82	55	47	1,363	1,340
— 2)	—	2)	—	2)	12	10	9	990	236

29.1	28.1		29.7		486	414	404	15,878	16,362
26.7	28.6		27.9		144	496	442	4,991	4,814
35.7	35.6		43.1		106	97	90	1,437	1,376

—	—		—		736	1,007	936	22,306	22,552

—	—		—		5,606	6,296	6,269	151,835	163,130
—	—		—		43	3	—	(12,953)	(10,754)

27.1	27.5		27.9		5,649	6,299	6,269	138,882	152,376

Operating profit					Total assets
2008	2007		2006		2008	2007
€ mn	€ mn		€ mn		€ mn	€ mn

620	695		521		146,920	154,903
112	164		184		20,041	20,637
206	372		339		43,794	50,294
128	632		582		73,172	74,321
71	66		50		9,967	8,930
103	104		92		6,089	5,818
78	184		182		17,513	17,316
48	61		50		3,391	3,165

1,366	2,278		2,000		320,887	335,384

(228)	385		418		56,192	54,728
41	300		81		12,534	14,260
10	—		1		291	234
23	37		48		4,677	327

1,212	3,000		2,548		394,581	404,933
(6)	(5)		17		(5,159)	(915)

1,206	2,995		2,565		389,422	404,018

6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Allianz Group

Business Segment Information—Banking

As of and for the years ended December 31,	Operating revenues			Operating profit (loss)			Cost-income ratio				Total assets
	2008	2007	2006	2008	2007	2006	2008		2007	2006	2008		2007
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	%		%	%	€ mn		€ mn
Germany	325	326	320	4	(12)	(4)	92.8		104.1	102.6	11,165	1)	501,797
Italy	176	219	201	55	76	47	66.7		64.0	75.1	4,143		3,711
France	—	46	64	(58)	(21)	18	—	2)	145.2	74.1	3,298		3,392
New Europe	43	31	19	(32)	(11)	2	164.8		126.4	86.2	1,241		851

Total	544	622	604	(31)	32	63	100.4		94.1	90.1	19,847		509,751

1)	Does not include €420,695 mn assets of disposal groups classified as held-for-sale of Dresdner Bank as of December 31, 2008.
2)	Presentation not meaningful.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

[THIS PAGE INTENTIONALLY LEFT BLANK]

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Allianz Group

Business Segment Information—Total revenues and reconciliation of

Operating profit (loss) to Net income (loss)

	Property-Casualty1)			Life/Health1)			Banking
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Total revenues2)	43,387	44,289	43,674	45,615	49,367	47,421	544	622	604
Premiums earned (net)	38,213	38,553	37,950	22,231	20,809	20,574	—	—	—
Interest and similar income	4,477	4,473	4,096	13,772	13,417	12,972	989	883	734
Operating income from financial assets and liabilities carried at fair value through income (net)	(158)	144	106	(235)	(945)	(361)	(5)	2	45
Operating realized gains/losses (net)	37	46	46	874	3,579	3,087	—	—	—
Fee and commission income	1,247	1,178	1,014	571	701	630	430	528	503
Other income	271	122	69	140	182	43	—	—	—
Income from fully consolidated private equity investments	3	—	—	18	—	—	—	—	—
Claims and insurance benefits incurred (net)	(25,986)	(25,485)	(24,672)	(19,673)	(17,637)	(17,625)	—	—	—
Change in reserves for insurance and investment contracts (net)	3	(339)	(425)	(5,122)	(10,268)	(10,525)	—	—	—
Interest expenses, excluding interest expenses from external debt	(295)	(402)	(273)	(283)	(374)	(280)	(677)	(558)	(443)
Loan loss provisions	(17)	(6)	(2)	(13)	3	(1)	(29)	(5)	3
Operating impairments of investments (net)	(437)	(67)	(25)	(5,747)	(824)	(390)	—	—	—
Investment expenses	(207)	(322)	(300)	(673)	(833)	(750)	9	6	6
Acquisition and administrative expenses (net), excluding acquisition-related expenses	(10,356)	(10,616)	(10,590)	(4,375)	(4,588)	(4,437)	(552)	(589)	(550)
Fee and commission expenses	(1,141)	(967)	(721)	(253)	(209)	(223)	(193)	(233)	(235)
Operating restructuring charges	—	—	—	1	(16)	(140)	—	—	—
Other expenses	(2)	(13)	(4)	(7)	(2)	(9)	(3)	(2)	—
Expenses from fully consolidated private equity investments	(3)	—	—	(20)	—	—	—	—	—
Reclassification of tax benefits	—	—	—	—	—	—	—	—	—

Operating profit (loss)	5,649	6,299	6,269	1,206	2,995	2,565	(31)	32	63

Non-operating income from financial assets and liabilities carried at fair value through income (net)	42	(59)	83	(26)	5	—	—	—	—
Non-operating realized gains/losses (net)	2,349	1,433	1,746	(39)	137	195	(6)	18	15
Non-operating impairments of investments (net)	(2,012)	(276)	(175)	(414)	(3)	—	(120)	(3)	—
Interest expenses from external debt	—	—	—	—	—	—	—	—	—
Acquisition-related expenses	—	—	—	—	—	—	—	—	—
Amortization of intangible assets	(17)	(14)	(1)	(3)	(3)	(26)	(2)	—	—
Non-operating restructuring charges	(75)	(122)	(362)	(51)	(29)	(34)	(2)	(2)	(2)
Reclassification of tax benefits	—	—	—	—	—	—	—	—	—
Non-operating items	287	962	1,291	(533)	107	135	(130)	13	13

Income (loss) from continuing operations before income taxes and minority interests in earnings	5,936	7,261	7,560	673	3,102	2,700	(161)	45	76

Income taxes	(1,489)	(1,656)	(2,075)	(260)	(897)	(641)	54	10	(1)
Minority interests in earnings	(112)	(431)	(739)	(86)	(214)	(416)	(7)	—	(6)
Net income (loss) from continuing operations	4,335	5,174	4,746	327	1,991	1,643	(114)	55	69
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	—	—	—	—	—	—	(6,304)	322	849

Net income (loss)	4,335	5,174	4,746	327	1,991	1,643	(6,418)	377	918

1)	Since the first quarter 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums (including unit-linked and other investment-oriented products), Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Asset Management			Corporate			Consolidation			Group
2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2,887	3,259	3,044	—	—	—	115	144	130	92,548	97,681	94,873
—	—	—	—	—	—	—	—	—	60,444	59,362	58,524
98	135	112	883	855	509	(1,147)	(1,139)	(993)	19,072	18,624	17,430
(77)	31	38	(98)	(26)	(60)	(160)	12	(4)	(733)	(782)	(236)
—	—	—	—	—	—	36	4	(25)	947	3,629	3,108
4,032	4,403	4,186	221	198	190	(469)	(455)	(498)	6,032	6,553	6,025
28	14	11	1	15	28	(32)	(116)	(90)	408	217	61
—	—	—	2,528	2,367	1,392	—	—	—	2,549	2,367	1,392
—	—	—	—	—	—	—	—	—	(45,659)	(43,122)	(42,297)
—	—	—	—	—	—	(21)	(78)	(425)	(5,140)	(10,685)	(11,375)
(35)	(55)	(41)	(635)	(535)	(507)	977	905	686	(948)	(1,019)	(858)
—	—	—	—	(10)	(5)	—	—	—	(59)	(18)	(5)
—	—	—	—	—	—	(15)	—	1	(6,199)	(891)	(414)
(1)	1	—	11	(115)	(215)	216	226	204	(645)	(1,037)	(1,055)
(1,961)	(1,900)	(1,754)	(477)	(627)	(655)	44	38	50	(17,677)	(18,282)	(17,936)
(1,158)	(1,270)	(1,262)	(170)	(130)	(127)	413	496	528	(2,502)	(2,313)	(2,040)
—	—	—	—	—	—	—	—	—	1	(16)	(140)
—	—	—	—	—	—	—	—	—	(12)	(17)	(13)
—	—	—	(2,452)	(2,317)	(1,381)	5	—	—	(2,470)	(2,317)	(1,381)
—	—	—	—	—	—	24	60	429	24	60	429

926	1,359	1,290	(188)	(325)	(831)	(129)	(47)	(137)	7,433	10,313	9,219

—	—	—	210	77	(274)	(179)	(58)	57	47	(35)	(134)
5	2	7	245	980	861	102	(191)	(11)	2,656	2,379	2,813
(19)	(1)	(2)	(697)	(11)	32	(34)	—	(1)	(3,296)	(294)	(146)
—	—	—	(945)	(1,051)	(775)	—	—	—	(945)	(1,051)	(775)
(278)	(491)	(532)	33	(15)	—	—	—	—	(245)	(506)	(532)
(1)	—	(24)	—	—	—	—	—	—	(23)	(17)	(51)
—	(4)	(4)	(2)	(9)	—	—	—	—	(130)	(166)	(402)
—	—	—	—	—	—	(24)	(60)	(429)	(24)	(60)	(429)
(293)	(494)	(555)	(1,156)	(29)	(156)	(135)	(309)	(384)	(1,960)	250	344

633	865	735	(1,344)	(354)	(987)	(264)	(356)	(521)	5,473	10,563	9,563

(249)	(342)	(278)	631	217	824	26	96	451	(1,287)	(2,572)	(1,720)
(5)	(25)	(53)	(12)	(21)	(16)	3	16	27	(219)	(675)	(1,203)
379	498	404	(725)	(158)	(179)	(235)	(244)	(43)	3,967	7,316	6,640
—	—	—	—	—	—	(107)	328	(468)	(6,411)	650	381

379	498	404	(725)	(158)	(179)	(342)	84	(511)	(2,444)	7,966	7,021

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Property-Casualty Segment1)

	2008	2007	2006
	€ mn	€ mn	€ mn
Gross premiums written2)	43,387	44,289	43,674
Ceded premiums written	(4,972)	(5,320)	(5,415)
Change in unearned premiums	(202)	(416)	(309)
Premiums earned (net)	38,213	38,553	37,950
Interest and similar income	4,477	4,473	4,096
Operating income from financial assets and liabilities carried at fair value through income (net)3)	(158)	144	106
Operating realized gains/losses (net)4)	37	46	46
Fee and commission income	1,247	1,178	1,014
Other income	271	122	69
Income from fully consolidated private equity investments	3	—	—

Operating revenues	44,090	44,516	43,281

Claims and insurance benefits incurred (net)	(25,986)	(25,485)	(24,672)
Changes in reserves for insurance and investment contracts (net)	3	(339)	(425)
Interest expenses	(295)	(402)	(273)
Loan loss provisions	(17)	(6)	(2)
Operating impairments of investments (net)5)	(437)	(67)	(25)
Investment expenses	(207)	(322)	(300)
Acquisition and administrative expenses (net)	(10,356)	(10,616)	(10,590)
Fee and commission expenses	(1,141)	(967)	(721)
Other expenses	(2)	(13)	(4)
Expenses from fully consolidated private equity investments	(3)	—	—

Operating expenses	(38,441)	(38,217)	(37,012)

Operating profit	5,649	6,299	6,269

Non-operating income from financial assets and liabilities carried at fair value through income (net)3)	42	(59)	83
Non-operating realized gains/losses (net)4)	2,349	1,433	1,746
Non-operating impairments of investments (net)5)	(2,012)	(276)	(175)
Amortization of intangible assets	(17)	(14)	(1)
Restructuring charges	(75)	(122)	(362)

Non-operating items	287	962	1,291

Income before income taxes and minority interests in earnings	5,936	7,261	7,560
Income taxes	(1,489)	(1,656)	(2,075)
Minority interests in earnings	(112)	(431)	(739)

Net income	4,335	5,174	4,746

Loss ratio6) in %	68.0	66.1	65.0
Expense ratio7) in %	27.1	27.5	27.9

Combined ratio8) in %	95.1	93.6	92.9

1)	Since 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
3)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
4)	The total of these items equals realized gains/losses (net) in the segment income statement.
5)	The total of these items equals impairments of investments (net) in the segment income statement.
6)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
7)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
8)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Life/Health Segment1)

	2008	2007	2006
	€ mn	€ mn	€ mn
Statutory premiums2)	45,615	49,367	47,421
Ceded premiums written	(588)	(644)	(840)
Change in unearned premiums	(54)	(61)	(221)
Statutory premiums (net)	44,973	48,662	46,360
Deposits from SFAS 97 insurance and investment contracts	(22,742)	(27,853)	(25,786)
Premiums earned (net)	22,231	20,809	20,574
Interest and similar income	13,772	13,417	12,972
Operating income from financial assets and liabilities carried at fair value through income (net)3)	(235)	(945)	(361)
Operating realized gains/losses (net)4)	874	3,579	3,087
Fee and commission income	571	701	630
Other income	140	182	43
Income from fully consolidated private equity investments	18	—	—

Operating revenues	37,371	37,743	36,945

Claims and insurance benefits incurred (net)	(19,673)	(17,637)	(17,625)
Changes in reserves for insurance and investment contracts (net)	(5,122)	(10,268)	(10,525)
Interest expenses	(283)	(374)	(280)
Loan loss provisions	(13)	3	(1)
Operating impairments of investments (net)5)	(5,747)	(824)	(390)
Investment expenses	(673)	(833)	(750)
Acquisition and administrative expenses (net)	(4,375)	(4,588)	(4,437)
Fee and commission expenses	(253)	(209)	(223)
Operating restructuring charges6)	1	(16)	(140)
Other expenses	(7)	(2)	(9)
Expenses from fully consolidated private equity investments	(20)	—	—

Operating expenses	(36,165)	(34,748)	(34,380)

Operating profit	1,206	2,995	2,565

Non-operating income from financial assets and liabilities carried at fair value through income (net)3)	(26)	5	—
Non-operating realized gains/losses (net)4)	(39)	137	195
Non-operating impairments of investments (net)5)	(414)	(3)	—
Amortization of intangible assets	(3)	(3)	(26)
Non-operating restructuring charges6)	(51)	(29)	(34)
Non-operating items	(533)	107	135

Income before income taxes and minority interests in earnings	673	3,102	2,700
Income taxes	(260)	(897)	(641)
Minority interests in earnings	(86)	(214)	(416)

Net income	327	1,991	1,643

Statutory expense ratio7) in %	9.7	9.4	9.6

1)	Since 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

3)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
4)	The total of these items equals realized gains/losses (net) in the segment income statement.
5)	The total of these items equals impairments of investments (net) in the segment income statement.
6)	The total of these items equals restructuring charges in the segment income statement.
7)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Banking Segment

	2008	2007	2006
	€ mn	€ mn	€ mn
Net interest income1)	312	325	291
Net fee and commission income2)	237	295	268
Trading income (net)3)	(5)	2	45
Income from financial assets and liabilities designated at fair value through income (net)3)	—	—	—

Operating revenues4)	544	622	604

Administrative expenses	(552)	(589)	(550)
Investment expenses	9	6	6
Other expenses	(3)	(2)	—

Operating expenses	(546)	(585)	(544)

Loan loss provisions	(29)	(5)	3

Operating profit (loss)	(31)	32	63

Realized gains/losses (net)	(6)	18	15
Impairments of investments (net)	(120)	(3)	—
Amortization of intangible assets	(2)	—	—
Restructuring charges	(2)	(2)	(2)

Non-operating items	(130)	13	13

Income (loss) from continuing operations before income taxes and minority interests in earnings	(161)	45	76
Income taxes	54	10	(1)
Minority interests in earnings	(7)	—	(6)

Net income (loss) from continuing operations	(114)	55	69

Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	(6,304)	322	849

Net income (loss)	(6,418)	377	918

Cost-income ratio5) in %	100.4	94.1	90.1

1)	Represents interest and similar income less interest expenses.
2)	Represents fee and commission income less fee and commission expenses.
3)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
4)	For the Banking segment, total revenues are measured based upon operating revenues.
5)	Represents operating expenses divided by operating revenues.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Asset Management Segment

	2008		2007		2006
	Asset Management	Allianz Global Investors	Asset Management	Allianz Global Investors	Asset Management	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net fee and commission income1)	2,874	2,812	3,133	3,060	2,924	2,874
Net interest income2)	62	54	81	75	71	66
Income from financial assets and liabilities carried at fair value through income (net)	(77)	(80)	31	29	38	37
Other income	28	27	14	14	11	12

Operating revenues3)	2,887	2,813	3,259	3,178	3,044	2,989

Administrative expenses, excluding acquisition-related expenses4)	(1,961)	(1,909)	(1,900)	(1,857)	(1,754)	(1,713)

Operating expenses	(1,961)	(1,909)	(1,900)	(1,857)	(1,754)	(1,713)

Operating profit	926	904	1,359	1,321	1,290	1,276

Realized gains/losses (net)	5	5	2	4	7	5
Impairments of investments (net)	(19)	(13)	(1)	(1)	(2)	(2)
Acquisition-related expenses4), thereof:
Deferred purchases of interests in PIMCO	(278)	(278)	(488)	(488)	(523)	(523)
Other acquisition-related expenses	—	—	(3)	(3)	(9)	(9)
Subtotal	(278)	(278)	(491)	(491)	(532)	(532)
Amortization of intangible assets	(1)	(1)	—	—	(24)	(23)
Restructuring charges	—	—	(4)	(4)	(4)	(4)
Non-operating items	(293)	(287)	(494)	(492)	(555)	(556)

Income before income taxes and minority interests in earnings	633	617	865	829	735	720
Income taxes	(249)	(246)	(342)	(337)	(278)	(276)
Minority interests in earnings	(5)	(2)	(25)	(22)	(53)	(49)

Net income	379	369	498	470	404	395

Cost-income ratio5) in %	67.9	67.9	58.3	58.4	57.6	57.3

1)	Represents fee and commission income less fee and commission expenses.
2)	Represents interest and similar income less interest expenses and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement.
5)	Represents operating expenses divided by operating revenues

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Corporate Segment

	2008	2007	2006
	€ mn	€ mn	€ mn
Interest and similar income	883	855	509
Operating income from financial assets and liabilities carried at fair value through income (net)1)	(98)	(26)	(60)
Fee and commission income	221	198	190
Other income	1	15	28
Income from fully consolidated private equity investments	2,528	2,367	1,392

Operating revenues	3,535	3,409	2,059

Interest expenses, excluding interest expenses from external debt2)	(635)	(535)	(507)
Loan loss provision	—	(10)	(5)
Investment expenses	11	(115)	(215)
Acquisition and administrative expenses (net), excluding acquisition-related expenses3)	(477)	(627)	(655)
Fee and commission expenses	(170)	(130)	(127)
Expenses from fully consolidated private equity investments	(2,452)	(2,317)	(1,381)
Operating expenses	(3,723)	(3,734)	(2,890)

Operating loss	(188)	(325)	(831)

Non-operating income from financial assets and liabilities carried at fair value through income (net)1)	210	77	(274)
Realized gains/losses (net)	245	980	861
Interest expenses from external debt2)	(945)	(1,051)	(775)
Impairments of investments (net)	(697)	(11)	32
Acquisition-related expenses3)	33	(15)	—
Restructuring charges	(2)	(9)	—
Non-operating items	(1,156)	(29)	(156)

Loss before income taxes and minority interests in earnings	(1,344)	(354)	(987)
Income taxes	631	217	824
Minority interests in earnings	(12)	(21)	(16)

Net loss	(725)	(158)	(179)

1)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
2)	The total of these items equals interest expenses in the segment income statement.
3)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Supplementary Information to the Consolidated Balance Sheets

7    Cash and cash equivalents

As of December 31,	20081)	2007
	€ mn	€ mn
Balances with banks payable on demand	7,760	23,848
Balances with central banks	456	6,301
Cash on hand	169	918
Treasury bills, discounted treasury notes, similar treasury securities, bills of exchange and checks	573	270

Total	8,958	31,337

1)	Does not include cash and cash equivalents of Dresdner Bank which were classified as held-for-sale. See Note 4.

As of December 31, 2008, compulsory deposits on accounts with national central banks under restrictions due to required reserves from the European Central Bank totaled €363 mn (2007: €5,473mn).

8    Financial assets carried at fair value through income

As of December 31,	20081)	2007
	€ mn	€ mn
Financial assets held for trading
Debt securities	547	59,715
Equity securities	99	30,596
Derivative financial instruments	1,978	73,230

Subtotal	2,624	163,541

Financial assets designated at fair value through income
Debt securities2)	8,589	15,924
Equity securities	3,027	4,232
Loans to banks and customers	—	1,764

Subtotal	11,616	21,920

Total	14,240	185,461

1)	Does not include financial assets carried at fair value through income of Dresdner Bank which were classified as held-for-sale. See Note 4.
2)	Debt securities designated at fair value through income include €0.2 bn of asset-backed securities of the Life/Health segment as of December 31, 2008.

Debt and equity securities included in financial assets held for trading

Equity and debt securities included in financial assets held for trading are primarily marketable and listed securities. As of December 31, 2008, the debt securities include €55 mn (2007: €17,281 mn) from public sector issuers and €492 mn (2007: €42,434 mn) from other issuers.

Credit risk exposure of loans to banks and customers designated at fair value through income

As of December 31, 2008 all of the loans to banks and customers designated at fair value through income related to the discontinued operations of Dresdner Bank and thus have been reclassified and presented as “Non-current assets and assets from disposal groups held-for-sale” in accordance with IFRS 5.

9    Investments

As of December 31,	20081)	2007
	€ mn	€ mn
Available-for-sale investments	242,099	268,001
Held-to-maturity investments	4,934	4,659
Funds held by others under reinsurance contracts assumed	1,039	1,063
Investments in associates and joint ventures	4,524	5,471
Real estate held for investment	7,551	7,758

Total	260,147	286,952

1)	Does not include investments of Dresdner Bank which were classified as held-for-sale. See Note 4.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Available-for-sale investments

As of December 31,	2008				2007
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Debt securities
Government and agency mortgage-backed securities (residential and commercial)1)	7,814	177	(2)	7,989	7,628	30	(112)	7,546
Corporate mortgage-backed securities (residential and commercial)1)	8,714	14	(1,417)	7,311	6,663	39	(101)	6,601
Other asset-backed securities1)	4,858	16	(385)	4,489	5,384	34	(92)	5,326
Government and government agency bonds
Germany	10,786	748	(11)	11,523	12,987	127	(187)	12,927
Italy	22,101	428	(353)	22,176	23,090	232	(259)	23,063
France	13,628	1,240	(42)	14,826	13,452	596	(255)	13,793
United States	3,996	343	(22)	4,317	4,544	114	(20)	4,638
Spain	5,414	299	(16)	5,697	6,717	150	(79)	6,788
Belgium	4,571	217	(2)	4,786	5,050	38	(114)	4,974
All other countries	34,246	1,298	(574)	34,970	32,445	77	(565)	31,957

Subtotal	94,742	4,573	(1,020)	98,295	98,285	1,334	(1,479)	98,140

Corporate bonds	98,864	1,367	(7,028)	93,203	86,095	660	(2,356)	84,399
Other	1,283	58	(18)	1,323	2,933	99	(104)	2,928
Subtotal	216,275	6,205	(9,870)	212,610	206,988	2,196	(4,244)	204,940

Equity securities	23,802	6,538	(851)	29,489	40,794	22,734	(467)	63,061

Total	240,077	12,743	(10,721)	242,099	247,782	24,930	(4,711)	268,001

1)	Includes asset-backed-securities of the Property-Casualty segment of €4.4 bn and of the Life/Health segment of €14.5 bn as of December 31, 2008.

Held-to-maturity investments

As of December 31,	2008				2007
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Government and government agency bonds
Germany	15	3	—	18	130	—	—	130
Italy	374	9	(1)	382	447	9	—	456
All other countries	1,575	64	(6)	1,633	1,555	26	(17)	1,564

Subtotal	1,964	76	(7)	2,033	2,132	35	(17)	2,150

Corporate bonds1)	2,957	84	(21)	3,020	2,500	31	(3)	2,528
Other	13	—	—	13	27	—	—	27
Total	4,934	160	(28)	5,066	4,659	66	(20)	4,705

1)	Includes also corporate mortgage-backed securities.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Unrealized losses on available-for-sale investments and held-to-maturity investments

The following table sets forth gross unrealized losses on available-for-sale investments and held-to-maturity investments and the related fair value, segregated by investment category and length of time such investments have been in a continuous unrealized loss position as of December 31, 2008 and 2007.

	Less than 12 months		Greater than 12 months		Total
As of December 31,	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2008
Debt securities
Government and agency mortgage-backed securities (residential and commercial)	29	(1)	133	(1)	162	(2)
Corporate mortgage-backed securities (residential and commercial)	3,749	(763)	3,196	(655)	6,945	(1,418)
Other asset-backed securities	2,014	(193)	1,673	(192)	3,687	(385)
Government and government agency bonds	7,964	(416)	8,300	(611)	16,264	(1,027)
Corporate bonds	24,370	(2,509)	25,911	(4,539)	50,281	(7,048)
Other	406	(18)	—	—	406	(18)

Subtotal	38,532	(3,900)	39,213	(5,998)	77,745	(9,898)
Equity securities	8,184	(838)	96	(13)	8,280	(851)

Total	46,716	(4,738)	39,309	(6,011)	86,025	(10,749)

2007
Debt securities
Government and agency mortgage-backed securities (residential and commercial)	1,371	(22)	4,115	(90)	5,486	(112)
Corporate mortgage-backed securities (residential and commercial)	2,720	(50)	1,902	(51)	4,622	(101)
Other asset-backed securities	1,527	(50)	979	(42)	2,506	(92)
Government and government agency bonds	36,587	(699)	18,522	(797)	55,109	(1,496)
Corporate bonds	33,724	(1,075)	20,183	(1,284)	53,907	(2,359)
Other	1,062	(50)	487	(54)	1,549	(104)

Subtotal	76,991	(1,946)	46,188	(2,318)	123,179	(4,264)
Equity securities	7,480	(467)	—	—	7,480	(467)

Total	84,471	(2,413)	46,188	(2,318)	130,659	(4,731)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Government and agency mortgage-backed securities (residential and commercial)

Total unrealized losses amounted to €2 mn as of December 31, 2008. The unrealized loss positions concern mostly issues of United States government agencies, which are primarily held by Allianz Group’s North American entities. These pay-through/pass-through securities are serviced by cash flows from pools of underlying loans to mostly private debtors. The unrealized losses of these mortgage-backed securities were partly caused by interest rate increases between purchase date of the individual securities and the balance sheet date. Also in various instances, price decreases were caused by increased prepayment risk for individual loan pools that were originated in a significantly higher interest rate environment. Because the decline in fair value is attributable to changes in interest rates and, to a lesser extent, instances of insignificant deterioration of credit quality and without immediate intent to sell the securities, the Allianz Group does not consider these investments to be impaired at December 31, 2008.

Corporate mortgage-backed securities (residential and commercial)

Total unrealized losses amounted to €1,418 mn as of December 31, 2008. The unrealized loss positions primarily stem from issues in the US-American security market, which are mostly held be Allianz Group’s North American entities. The largest part of these issues is backed by mortgages on commercial rather than residential real estate. The unrealized losses of these mortgage-backed securities were mostly caused by the increased volatility in credit spreads. This effect is characterized by a general market trend and does not allow direct conclusions on the quality of these securities. Based on a detailed analysis of the underlying securities and collaterals the Allianz Group does not consider these investments to be impaired at December 31, 2008.

Government and government agency bonds

Total unrealized losses amounted to €1,027 mn at December 31, 2008. The Allianz Group holds a large variety of government bonds, mostly of OECD countries (Organization of Economic Cooperation and Development). Given the fact that the issuers of these bonds are backed by the fiscal capacity of the issuers and the issuers typically hold an “investment grade” country- and/or issue-rating, credit risk is not a significant factor. Hence, the unrealized losses on Allianz Group’s investment in government bonds were mainly caused by interest rate increases between the purchase date of the individual securities and the balance sheet date. In 2008, interest rates decreased and thereby induced a positive effect on unrealized losses on government and government agency bonds by €469 mn. Because the after these positive effects still existing unrealized loss is attributable to changes in interest rates in prior years and, to a lesser extent, to instances of insignificant deterioration of credit quality, the Allianz Group does not consider these investments to be impaired at December 31, 2008.

Corporate bonds

Total unrealized losses amounted to €7,048 mn as of December 31, 2008. The Allianz Group holds a large variety of bonds issued by corporations mostly domiciled in OECD countries. For the vast majority of the Allianz Group’s corporate bonds, issuers and/or issues are of “investment grade”. Therefore, the unrealized losses on Allianz Group’s investment in corporate debt securities were primarily caused by effects from credit spread widening in 2008. This effect is characterized by a general market trend and does not allow direct conclusions on the quality of these securities. Based on a detailed analysis of the underlying securities the Allianz Group does not consider these investments to be impaired at December 31, 2008.

Equity securities

As of December 31, 2008, unrealized losses from equity securities amounted to €851 mn. These unrealized losses concern equity securities that did not meet the criteria of Allianz Group’s impairment policy for equity securities as described in Note 2. Substantially all of the unrealized losses have been in a continuous loss position for less than 6 months.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Contractual term to maturity

The amortized cost and estimated fair value of available-for-sale debt securities and held-to-maturity debt securities as of December 31, 2008, by contractual term to maturity, are as follows:

As of December 31, 2008	Amortized Cost	Fair Value
	€ mn	€ mn
Available-for-sale investments
Due in 1 year or less	16,400	16,444
Due after 1 year and in less than 5 years	68,640	69,013
Due after 5 years and in less than 10 years	60,462	58,910
Due after 10 years	70,773	68,243

Total	216,275	212,610

Held-to-maturity investments
Due in 1 year or less	600	601
Due after 1 year and in less than 5 years	1,343	1,364
Due after 5 years and in less than 10 years	1,560	1,591
Due after 10 years	1,431	1,510

Total	4,934	5,066

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

Equity investments carried at cost

As of December 31, 2008, fair values could not be reliably measured for equity investments with carrying amounts totaling €473 mn (2007: €1,742 mn). These investments are primarily investments in privately held corporations and partnerships. During the year ended December 31, 2008, such investments with carrying amounts of €18 mn (2007: €27 mn) were sold leading to gains of €1 mn (2007: €42 mn) and losses of €—mn (2007: €6 mn).

Investments in associates and joint ventures

As of December 31, 2008, loans to associated enterprises and joint ventures and debt securities available-for-sale issued by associated enterprises and joint ventures held by the Allianz Group amounted to €73 mn (2007: €1,232 mn). As of December 31, 2008, the fair value of investments in associates and joint ventures was €4,560 mn (2007: €5,654 mn).

Real estate held for investment

	2008	2007	2006
	€ mn	€ mn	€ mn
Cost as of January 1,	10,114	13,039	13,090
Accumulated depreciation as of January 1,	(2,356)	(3,484)	(3,521)

Carrying amount as of January 1,	7,758	9,555	9,569

Additions	385	406	792
Changes in the consolidated subsidiaries of the Allianz Group	14	3	68
Disposals	(296)	(564)	(746)
Reclassifications	(102)	69	345
Reclassification into non-current assets and assets of disposal groups classified as held-for-sale	(62)	(1,382)	—
Foreign currency translation adjustments	93	(92)	(71)
Depreciation	(165)	(192)	(230)
Impairments	(128)	(51)	(252)
Reversals of impairments	54	6	80

Carrying amount as of December 31,	7,551	7,758	9,555

Accumulated depreciation as of December 31,	2,588	2,356	3,484
Cost as of December 31,	10,139	10,114	13,039

As of December 31, 2008, the fair value of real estate held for investment was €11,995 mn (2007: €12,031 mn). As of December 31, 2008, real estate held for investment pledged as security, and other restrictions on title, were €143 mn (2007: €146 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

10    Loans and advances to banks and customers

As of December 31,	20081)			2007
	Banks	Customers	Total	Banks	Customers	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Short-term investments and certificates of deposit	9,622	—	9,622	10,316	—	10,316
Reverse repurchase agreements	1,612	5	1,617	68,340	56,991	125,331
Collateral paid for securities borrowing transactions	—	—	—	16,664	23,714	40,378
Loans	63,734	37,501	101,235	74,944	125,403	200,347
Other	3,223	77	3,300	14,012	7,148	21,160

Subtotal	78,191	37,583	115,774	184,276	213,256	397,532
Loan loss allowance	—	(119)	(119)	(3)	(827)	(830)

Total	78,191	37,464	115,655	184,273	212,429	396,702

1)	Does not include loans and advances to banks and customers of Dresdner Bank which were classified as held-for-sale. See Note 4.

Loans and advances to banks and customers by contractual maturity

As of December 31, 2008	Up to 3 months	> 3 months up to 1 year	> 1 year up to 3 years	> 3 years up to 5 years	Greater than 5 years	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Loans and advances to banks	12,258	7,180	13,907	9,164	35,682	78,191
Loans and advances to customers	2,706	3,598	4,603	4,689	21,987	37,583

Total	14,964	10,778	18,510	13,853	57,669	115,774

Loans and advances to banks and customers by geographic region

As of December 31,	2008			2007
	Germany	Other countries	Total	Germany	Other countries	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Short-term investments and certificates of deposit	2,957	6,665	9,622	3,188	7,128	10,316
Reverse repurchase agreements	—	1,617	1,617	23,980	101,351	125,331
Collateral paid for securities borrowing transactions	—	—	—	6,415	33,963	40,378
Loans	86,211	15,024	101,235	148,063	52,284	200,347
Other	287	3,013	3,300	3,409	17,751	21,160

Subtotal	89,455	26,319	115,774	185,055	212,477	397,532
Loan loss allowance	(62)	(57)	(119)	(534)	(296)	(830)

Total	89,393	26,262	115,655	184,521	212,181	396,702

Loans and advances to customers by type of customer

As of December 31,	2008	2007
	€ mn	€ mn
Corporate customers	10,448	148,848
Private customers	23,309	55,761
Public authorities	3,826	8,647

Total	37,583	213,256

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Loans and advances to customers (prior to loan loss allowances) by economic sector

As of December 31,	2008	2007
	€ mn	€ mn
Germany
Corporate Customers
Manufacturing industry	792	7,023
Construction	271	1,128
Wholesale and retail trade	425	4,999
Financial institutions (excluding banks) and insurance companies	148	9,626
Service providers	1,126	7,701
Other	1,169	4,469

Subtotal	3,931	34,946

Public authorities	3,665	3,766
Private customers	18,387	49,580

Subtotal	25,983	88,292

Other countries
Corporate Customers
Industry, wholesale and retail trade and service providers	4,129	11,748
Financial institutions (excluding banks) and insurance companies	614	91,369
Other	1,774	10,785

Subtotal	6,517	113,902

Public authorities	161	4,881
Private customers	4,922	6,181

Subtotal	11,600	124,964

Total	37,583	213,256

Finance lease receivables

As of December 31, 2008 all finance lease receivables included in loans to banks and customers related to the discontinued operations of Dresdner Bank and thus have been reclassified and presented as “Non-current assets and assets from disposal groups held-for-sale” in accordance with IFRS 5.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Reconciliation of allowances for credit losses by class of financial assets

As of December 31, 2008, the overall volume of allowance for credit losses includes loan loss allowances deducted from loans and advances to banks and customers in the amount of €119 mn (2007: €830 mn; 2006: €1,054 mn) and provisions for credit losses included in other liabilities in the amount of €8 mn (2007: €201 mn; 2006: €261 mn).

	Loan loss allowance			Provision for credit losses			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
As of January 1,	830	1,054	1,647	201	261	117	1,031	1,315	1,764
Changes in the consolidated subsidiaries of the Allianz Group	—	—	(1)	—	—	—	—	—	(1)
Additions charged to the income statement	76	537	456	3	35	77	79	572	533
Unwinding-interest income1)	—	(8)	(6)	—	—	—	—	(8)	(6)
Charge-offs	(23)	(376)	(605)	—	—	(10)	(23)	(376)	(615)
Releases	(39)	(397)	(272)	(4)	(88)	(45)	(43)	(485)	(317)
Other additions (reductions)	(1)	35	(152)	—	(6)	126	(1)	29	(26)
Foreign currency translation adjustments	(3)	(15)	(13)	—	(1)	(4)	(3)	(16)	(17)
Reclassifications to non-current assets and assets of disposal groups classified as held-for-sale	(721)	—	—	(192)	—	—	(913)	—	—

As of December 31,	119	830	1,054	8	201	261	127	1,031	1,315

1)

The unwinding-interest income for the year ended December 31, 2006 relates to loans in the non-homogeneous portfolio belonging to the Allianz Group in Germany that have been called in and for which the process of realising the collateral has started. For the year ended December 31, 2007 the unwinding interest income additionally includes loans in the homogeneous portfolio belonging to the Allianz Group in Germany.

Reconciliation of allowances for credit losses by specific and general allowance

	Specific allowance1)			General allowance1),2)			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
As of January 1,	573	593	880	458	722	884	1,031	1,315	1,764
Changes in the consolidated subsidiaries of the Allianz Group	—	—	(1)	—	—	—	—	—	(1)
Additions charged to the income statement	47	559	511	32	13	22	79	572	533
Unwinding-interest income3)	—	(8)	(6)	—	—	—	—	(8)	(6)
Charge-offs	(23)	(376)	(615)	—	—	—	(23)	(376)	(615)
Releases	(16)	(215)	(191)	(27)	(270)	(126)	(43)	(485)	(317)
Other additions (reductions)	1	29	19	(2)	—	(45)	(1)	29	(26)
Foreign currency translation adjustments	—	(9)	(4)	(3)	(7)	(13)	(3)	(16)	(17)
Reclassifications to non-current assets and assets of disposal groups classified as held-for-sale	(517)	—	—	(396)	—	—	(913)	—	—

As of December 31,	65	573	593	62	458	722	127	1,031	1,315

1)

The category country risk allowance, disclosed separately in previous years financial statements, has been, due to simplicity and materiality reasons, allocated to the categories of specific and general allowances going forward, using objective criteria. The amount of €95 mn as of December 31, 2006 has been allocated completely to general allowance.

2)	Includes portfolio allowances.
3)

The unwinding-interest income for the year ended December 31, 2006 relates to loans in the non-homogeneous portfolio belonging to the Allianz Group in Germany that have been called in and for which the process of realising the collateral has started. For the year ended December 31, 2007 the unwinding interest income additionally includes loans in the homogeneous portfolio belonging to the Allianz Group in Germany.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following tables present information relating to the Allianz Group’s impaired and non-accrual loans:

As of December 31,	2008	2007
	€ mn	€ mn
Impaired loans	654	2,240
Impaired loans with specific allowances	645	1,301
Impaired loans with portfolio allowances	—	420
Non-accrual loans	204	1,555

	2008	2007
	€ mn	€ mn
Average balance of impaired loans	652	2,448
Interest income recognized on impaired loans	6	29
Interest income not recognized from non- accrual loans	19	77
Interest collected and recorded on non-accrual loans	—	3

As of December 31, 2008, the Allianz Group had €— mn (2007: €40 mn) of commitments to lend additional funds to borrowers whose loans are non-performing or whose terms have been previously restructured.

11    Reinsurance assets

As of December 31,	2008	2007
	€ mn	€ mn
Unearned premiums	1,294	1,342
Reserves for loss and loss adjustment expenses	8,180	8,561
Aggregate policy reserves	5,018	5,319
Other insurance reserves	107	90

Total	14,599	15,312

Changes in aggregate policy reserves ceded to reinsurers are as follows:

	2008	2007	2006
	€ mn	€ mn	€ mn
Carrying amount as of January 1,	5,319	8,223	9,772
Foreign currency translation adjustments	150	(311)	(340)
Changes recorded in consolidated income statements	(47)	108	(7)
Other changes1)	(404)	(2,701)	(1,202)
Carrying amount as of December 31,	5,018	5,319	8,223

1)	Primarily relating to changes of quota share reinsurance agreements.

The Allianz Group reinsures a portion of the risks it underwrites in an effort to control its exposure to losses and events and protect capital resources. In general international corporate business is either underwritten directly or assumed by Allianz Global Corporate & Specialty (AGCS) from other Allianz Group’s subsidiaries. AGCS buys global reinsurance cover in the external reinsurance market, other parts are reinsured internally by Allianz SE. The Allianz Group maintains a centralized program for natural catastrophe events that pools exposures from a number of subsidiaries by internal reinsurance agreements with Allianz SE. Allianz SE limits exposures in this portfolio through external reinsurance. For other risks, the subsidiaries of the Allianz Group maintain individual reinsurance programs. Allianz SE participates as a reinsurer on an arms’ length basis in these programs.

Reinsurance involves credit risk and is subject to aggregate loss limits. Reinsurance does not legally discharge the Allianz Group from primary liability under the reinsured policies. Although the reinsurer is liable to the Allianz Group to the extent of the reinsurance ceded, the Allianz Group remains primarily liable as the direct insurer on all risks it underwrites, including the portion that is reinsured. The Allianz Group monitors the financial condition of its reinsurers on an ongoing basis and reviews its reinsurance arrangements periodically in order to evaluate the reinsurer’s ability to fulfill its obligations to the Allianz Group under existing and planned reinsurance contracts. The Allianz Group’s evaluation criteria, which includes the credit risk claims-paying and debt ratings, capital and surplus levels, and market-place reputation of its reinsurers, are such that the Allianz Group believes that its reinsurance credit risk is not significant, and historically has not experienced noteworthy difficulty in collecting from their reinsurers. Additionally, and as appropriate, the Allianz Group may also require letters of credit, deposits, or other financial measures to further minimize its exposure to credit risk. In certain cases, however, the Allianz Group does establish an allowance for doubtful amounts related to reinsurance as appropriate, although this amount was not significant as of December 31, 2008 and 2007. The relationships with reinsurers of the Allianz Group focus on Munich Re and Swiss Re.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

12    Deferred acquisition costs

As of December 31,	2008	2007
	€ mn	€ mn
Deferred acquisition costs
Property-Casualty	3,721	3,675
Life/Health	16,709	14,118
Asset Management	147	94

Subtotal	20,577	17,887

Present value of future profits	1,239	1,206
Deferred sales inducements	747	520

Total	22,563	19,613

Deferred acquisition costs

	2008	2007	2006
	€ mn	€ mn	€ mn
Property-Casualty
Carrying amount as of January 1,	3,675	3,692	3,550
Additions	3,754	4,161	3,357
Changes in the consolidated subsidiaries of the Allianz Group	(13)	66	—
Foreign currency translation adjustments	(85)	(72)	(35)
Amortization	(3,610)	(4,172)	(3,180)

Carrying amount as of December 31,	3,721	3,675	3,692

Life/Health
Carrying amount as of January 1,	14,118	13,619	12,712
Additions	2,400	2,649	2,783
Changes in the consolidated subsidiaries of the Allianz Group	18	—	—
Foreign currency translation adjustments	53	(555)	(464)
Amortization1)	120	(1,595)	(1,412)

Carrying amount as of December 31,	16,709	14,118	13,619

Asset Management	147	94	50

Total	20,577	17,887	17,361

1)	For the year ended December 31, 2008, consists of amortization of €(1,240) mn (2007: €(1,577) mn; 2006: €(1,628) mn) and of shadow accounting of €1,360 mn (2007: €(18) mn; 2006: €216 mn).

Present value of future profits

	2008	2007	2006
	€ mn	€ mn	€ mn
Cost as of January 1,	2,344	2,359	2,374
Accumulated amortization as of January 1,	(1,138)	(1,132)	(1,038)

Carrying amount as of January 1,	1,206	1,227	1,336

Changes in the consolidated subsidiaries of the Allianz Group	54	5	—
Foreign currency translation adjustments	3	(6)	(6)
Amortization1)	(24)	(20)	(103)

Carrying amount as of December 31,	1,239	1,206	1,227

Accumulated amortization as of December 31,	1,176	1,138	1,132
Cost as of December 31,	2,415	2,344	2,359

1)	During the year ended December 31, 2008, includes interest accrued on unamortized PVFP of €65 mn (2007: €70 mn; 2006: €62 mn).

As of December 31, 2008, the percentage of PVFP that is expected to be amortized in 2009 is 12.03% (11.06% in 2010, 10.43% in 2011, 9.50% in 2012 and 8.89% in 2013).

Deferred sales inducements

	2008	2007	2006
	€ mn	€ mn	€ mn
Carrying amount as of January 1,	520	547	515
Additions	91	86	120
Foreign currency translation adjustments	28	(59)	(56)
Amortization1)	108	(54)	(32)

Carrying amount as of December 31,	747	520	547

1)	For the year ended December 31, 2008, consists of amortization of €10 mn (2007: €(52) mn; 2006: €(39) mn) and of shadow accounting of €98 mn (2007: €(2) mn; 2006: €7 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

13    Other assets

As of December 31,	20081)	2007
	€ mn	€ mn
Receivables
Policyholders	4,467	4,616
Agents	4,129	3,956
Reinsurers	2,989	2,676
Other	3,068	4,994
Less allowance for doubtful accounts	(499)	(389)

Subtotal	14,154	15,853

Tax receivables
Income tax	2,467	2,536
Other tax	813	731

Subtotal	3,280	3,267

Accrued dividends, interest and rent	5,918	8,782
Prepaid expenses
Interest and rent	28	29
Other prepaid expenses	313	261

Subtotal	341	290

Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	1,101	344
Property and equipment
Real estate held for own use	3,122	3,708
Equipment	1,242	1,666
Software	1,116	1,165

Subtotal	5,480	6,539

Other assets2)	3,730	2,950

Total	34,004	38,025

1)	Does not include other assets of Dresdner Bank which were classified as held-for-sale. See Note 4.
2)	As of December 31, 2008, includes prepaid benefit costs for defined benefit plans of €256 mn (2007: €402 mn).

Other assets due within one year amounted to €29,490 mn (2007: €30,229 mn), and those due after more than one year totaled €4,514 mn (2007: €7,796 mn).

Property and equipment

Real estate held for own use

	2008	2007	2006
	€ mn	€ mn	€ mn
Cost as of January 1,	4,847	6,153	5,894
Accumulated depreciation as of January 1,	(1,139)	(1,395)	(1,503)

Carrying amount as of January 1,	3,708	4,758	4,391

Additions	227	194	284
Changes in the consolidated subsidiaries of the Allianz Group	27	(159)	819
Disposals	(61)	(248)	(248)
Reclassifications	239	(61)	(345)
Reclassification into non-current assets and assets of disposal groups classified as held-for-sale	(902)	(574)	—
Foreign currency translation adjustments	(40)	(47)	(24)
Depreciation	(78)	(139)	(117)
Impairments	(9)	(17)	(3)
Reversals of impairments	11	1	1

Carrying amount as of December 31,	3,122	3,708	4,758

Accumulated depreciation as of December 31,	936	1,139	1,395
Cost as of December 31,	4,058	4,847	6,153

As of December 31, 2008, the fair value of real estate held for own use was €4,497 mn (2007: €5,070 mn). As of December 31, 2008, assets pledged as security and other restrictions on title were €216 mn (2007: €107 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Software

	2008	2007	2006
	€ mn	€ mn	€ mn
Cost as of January 1,	3,946	3,764	3,472
Accumulated amortization as of January 1,	(2,781)	(2,686)	(2,381)

Carrying amount as of January 1,	1,165	1,078	1,091

Additions	540	582	523
Changes in the consolidated subsidiaries of the Allianz Group	(10)	(9)	73
Disposals	(55)	(58)	(70)
Foreign currency translation adjustments	1	(21)	(10)
Amortization	(288)	(406)	(496)
Impairments	(3)	(1)	(33)
Reclassification into non-current assets and assets of disposal groups classified as held-for-sale	(234)	—	—

Carrying amount as of December 31,1)	1,116	1,165	1,078

Accumulated amortization as of December 31,	2,284	2,781	2,686
Cost as of December 31,	3,400	3,946	3,764

1)	As of December 31, 2008, includes €701 mn (2007: €746 mn; 2006: €683 mn;) for software developed in house and €415 mn (2007: €419 mn; 2006: €395 mn) for software purchased from third parties.

14    Non-current assets and assets and liabilities of disposal groups classified as held-for-sale

As of December 31,	2008	2007
	€ mn	€ mn
Non-current assets and assets of disposal groups classified as held-for-sale
Dresdner Bank Group	417,874	—
Selecta AG	1,639	1,543
Real estate held for investment and real estate held for own use in Germany	—	1,950
Other	—	10

Total	419,513	3,503

Liabilities of disposal groups classified as held-for-sale
Dresdner Bank Group	410,469	—
Selecta AG	1,347	1,292
Other	—	1

Total	411,816	1,293

Dresdner Bank Group

As described in detail in Note 4, with the announcement of the sale of Dresdner Bank Group as of August 31, 2008, Dresdner Bank Group has been classified in accordance with IFRS 5 prospectively as disposal group held-for-sale in the consolidated balance sheet as of December 31, 2008. As of January 12, 2009 the sale was completed.

15    Intangible assets

As of December 31,	20081)	2007
	€ mn	€ mn
Goodwill	11,221	12,453
Brand names	24	737
Other2)	206	223

Total	11,451	13,413

1)	Does not include intangible assets of Dresdner Bank which were classified as held-for-sale. See Note 4.
2)	Includes primarily research and development costs, renewal rights and bancassurance agreements.

Amortization expense of intangible assets with finite useful lives is estimated to be €42 mn in 2009, €41 mn in 2010, €40 mn in 2011, €40 mn in 2012 and €40 mn in 2013.

Goodwill

	2008	2007	2006
	€ mn	€ mn	€ mn
Cost as of January 1,	12,677	12,368	12,384
Accumulated impairments as of January 1,	(224)	(224)	(224)

Carrying amount as of January 1,	12,453	12,144	12,160

Additions	247	1,153	315
Foreign currency translation adjustments	32	(372)	(368)
Reclassification	—	—	37
Reclassification into non-current assets and assets of disposal groups classified as held-for-sale	(1,511)	(472)	—

Carrying amount as of December 31,	11,221	12,453	12,144

Accumulated impairments as of December 31,	224	224	224
Cost as of December 31,	11,445	12,677	12,368

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Additions include goodwill from

•	increasing the interest in Allianz Sigorta AŞ, Istanbul, from 37.1% to 84.2%,

•	increasing the interest in Allianz Hayat ve Emeklilik AŞ, Istanbul, from 38.0% to 89.0%.

2008

The reclassification affects the goodwill of Dresdner Bank AG, Frankfurt am Main, which was reclassified to “Non-current assets and assets of disposal groups classified as held-for-sale”.

2007

The reclassification affects the goodwill of Selecta AG, Muntelier, which was reclassified to “Non-current assets and assets of disposal groups classified as held-for-sale”.

2006

The reclassification affects intangible assets of Allianz-Slovenská poist’ovna a.s., Bratislava, as they were reclassified to goodwill due to a change in the accounting treatment.

Impairment tests for goodwill and intangible assets with indefinite useful lives

For purposes of impairment testing, the Allianz Group has allocated goodwill to cash generating units. These cash generating units represent the lowest level at which goodwill is monitored for internal measurement purposes. The Allianz Group has allocated goodwill to nine cash generating units in the Property-Casualty segment, six cash generating units in the Life/ Health segment, one cash generating unit in the Banking segment, one cash generating unit in the Asset Management segment and one cash generating unit in the Corporate segment. In 2007 the goodwill of Dresdner Bank and the brand name ‘Dresdner Bank’ were allocated to two cash generating units in the Banking segment and to one cash generating unit in the Asset Management segment. In 2008 the goodwill of Dresdner Bank and the brand name ‘Dresdner Bank’ are reclassified to Non-current assets and assets of disposal groups classified as held-for-sale. The goodwill for Oldenburgische Landesbank AG is allocated to the cash generating unit Banking.

Cash generating units of the Property-Casualty segment are

•	German Speaking Countries,

•	Europe I, including Italy, Spain, Portugal, Greece and Turkey,

•	Europe II, including France, Netherlands, Belgium, Luxembourg and Africa,

•	South America,

•	Asia & Middle East,

•	New Europe including Bulgaria, Croatia, Czech Republic, Hungary, Slovakia, Poland, Romania and Russia,

•	Anglo Broker Markets & Global Lines

•	Specialty Lines I, including Allianz Global Corporate & Specialty,

•	Specialty Lines II, including Credit Insurance, Travel Insurance and Assistance Services.

Cash generating units of the Life/Health segment are

•	German Speaking Countries,

•	Health Germany,

•	Europe I, including Italy, Spain, Portugal, Greece and Turkey,

•	Europe II, including France, Netherlands, Belgium, Luxembourg and Africa,

•	Asia & Middle East,

•	Anglo Broker Markets & Global Lines.

The recoverable amounts of all cash generating units excluding Private Equity are determined on the basis of value in use calculations. The recoverable amount of the cash generating unit Private Equity is determined on the basis of the fair values of the Private Equity investments. The goodwill of Dresdner Bank and the brand name “Dresdner Bank” are separately tested for impairment according to IFRS 5.1)

1)	For further information please refer Note 4.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The Allianz Group applies generally acknowledged valuation principles to determine the value in use. In this regard, the Allianz Group utilizes the capitalized earnings method to derive the value in use for all cash generating units in the Property-Casualty segment and Banking segment as well as for the Asset Management and Health Germany cash generating units. Generally, the basis for the determination of the capitalized earnings value is the business plan (“detailed planning period”) as well as the estimate of the sustainable returns and eternal growth rates which can be assumed to be realistic on a long term basis (“terminal value”) of the companies included in the cash generating units. The capitalized earnings value is calculated by discounting the future earnings using an appropriate discount rate.

The business plans applied in the value in use are the results of the structured management dialogues between the Board of Management of the Allianz Group and the companies in connection with a reporting process integrated into these dialogues. Generally, the business plans comprise a planning horizon of three years and are based on current market environment.

The terminal values are largely based on the expected profits of the final year of the detailed planning period. Where necessary, the planned profits are adjusted so that long term sustainable earnings are reflected. The financing of the assumed eternal growth in the terminal values is accounted for by appropriate profit retention.

The discount rate is based on the capital asset pricing model and appropriate eternal growth rates. The assumptions, including the risk free interest rate, market risk premium, segment beta and leverage ratio, used to calculate the discount rates are in general consistent with the parameters used in the Allianz Group’s planning and controlling process, specifically those utilized in the calculation of Economic Value Added®.

The discount rates and eternal growth rates for the significant cash generating units used for the allocation of the fair values are as follows:

Cash generating unit	Discount rate	Eternal growth rate
Property-Casualty
German Speaking Countries	8.1%	2.0%
Europe I	8.2%	2.0%
Europe II	8.1%	2.0%
New Europe	11.2%	3.0%
Anglo Broker Markets & Global Lines	8.6%	1.0%
Life/Health
Health Germany	8.3%	1.5%
Anglo Broker Markets & Global Lines	8.3%	n.a.
Asset Management	8.4%	2.0%

Sensitivity analysis with regards to discount rates and/or key value drivers of the business plans were performed. Changes of capitalized earnings values of Property-Casualty cash generating units due to changes in applied long term sustainable combined ratios and changes of capitalized earnings values of the Asset Management cash generating units due to changes in assumptions regarding cost income ratios were analyzed.

For all cash generating units excluding New Europe, Property-Casualty Asia & Middle East and Banking respective capitalized earnings value sensitivities still exceeded respective carrying values.

For all cash generating units in the Life/ Health segment, with the exception of U.S. the fair value for the goodwill impairment test is based on an Appraisal Value which is derived from the Market Consistent Embedded Value, corresponding sensitivities and a multiple of the Market Consistent Value of new business.

The Market Consistent Embedded Value is an industry-specific valuation method to determine the fair value of the current in force portfolio and is in compliance with the general principles of the discounted earnings methods. The Market Consistent Embedded Value approach utilized is based on the Allianz Group’s Embedded Value guidelines.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Due to the unusual economic circumstances at year-end for Taiwan the calculation was based on sensitivities that reflected the average interest level of the last five years. For the U.S. instead of the Market Consistent Embedded Value the Appraisal Value was derived from a traditional Embedded Value Calculation.

Taiwan is included in the cash generating unit Asia & Middle East, U.S. is included in the cash generating unit Anglo Broker Market & Global Lines.

Sensitivity analysis with regard to considered new business values are performed. For all Life cash generating units excluding Asia & Middle East, respective Appraisal Value sensitivities still exceeded respective carrying values.

The carrying amounts of goodwill and brand names allocated to Allianz Group’s cash generating units as of December 31, 2008 and 2007 are as follows:

As of December 31,	2008		2007
	Goodwill	Brand names	Goodwill	Brand names
Cash generating units	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Germany Speaking Countries	277	—	277	—
Europe I	230	—	90	—
Europe II	638	—	638	—
South America	21	—	21	—
Asia & Middle East	79	—	79	—
New Europe	603	24	679	20
Anglo, Broker & Global Lines	388	—	410	—
Specialty Lines I	8	—	7	—
Specialty Lines II	28	—	27	—

Subtotal	2,272	24	2,228	20

Life/Health
Germany Speaking Countries	554	—	554	—
Health Germany	325	—	325	—
Europe I	110	—	43	—
Europe II	538	—	538	—
Asia & Middle East	320	—	320	—
Anglo, Broker & Global Lines	435	—	425	—

Subtotal	2,282	—	2,205	—

Banking	199	—	1,714	656
Asset Management	6,325	—	6,165	61
Corporate	143	—	141	—

Total	11,221	24	12,453	737

Brand name

2008

The brand name “Dresdner Bank” is reclassified to held-for-sale and is separately tested for impairment according to IFRS 5.

2007

The brand name “Dresdner Bank” has an indefinite life, as there is no foreseeable end to its economic life; therefore, it is not subject to amortization and it is recorded at cost less accumulated impairments. The fair value of this brand name, registered as a trade name, was determined using a royalty savings approach.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

16    Financial liabilities carried at fair value through income

As of December 31,	20081)	2007
	€ mn	€ mn
Financial liabilities held for trading
Obligations to deliver securities	—	34,795
Derivative financial instruments	6,242	76,819
Other trading liabilities	2	12,469

Subtotal	6,244	124,083
Financial liabilities designated at fair value through income	—	1,970

Total	6,244	126,053

1)	Does not include financial liabilities carried at fair value through income of Dresdner Bank which were classified as held-for-sale. See Note 4.

Change in fair value of financial liabilities designated at fair value through income attributable to changes in credit risk

As of December 31, 2008 all of the financial liabilities designated at fair value through income related to the discontinued operations of Dresdner Bank and thus have been reclassified and presented as “Liabilities of disposal groups classified as held-for-sale” in accordance with IFRS 5.

17     Liabilities to banks and customers

	20081)			2007
As of December 31,	Banks	Customers	Total	Banks	Customers	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Payable on demand	311	4,096	4,407	11,204	60,443	71,647
Savings deposits	—	1,790	1,790	—	5,304	5,304
Term deposits and certificates of deposit	1,296	3,035	4,331	64,129	72,938	137,067
Repurchase agreements	—	568	568	50,444	42,145	92,589
Collateral received from securities lending transactions	627	—	627	16,235	4,729	20,964
Other	3,194	3,534	6,728	5,513	3,410	8,923

Total	5,428	13,023	18,451	147,525	188,969	336,494

1)	Does not include liabilities to banks and customers of Dresdner Bank which were classified as held-for-sale. See Note 4.

Liabilities to banks and customers by contractual maturity

As of December 31, 2008	Up to 3 months	> 3 months up to 1 year	> 1 year up to 3 years	> 3 years up to 5 years	Greater than 5 years	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Liabilities to banks	2,940	800	410	569	709	5,428
Liabilities to customers	10,244	1,496	610	191	482	13,023

Total	13,184	2,296	1,020	760	1,191	18,451

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Liabilities to banks and customers by type of customer and geographic region

As of December 31,	2008			2007
	Germany	Other countries	Total	Germany	Other countries	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Liabilities to banks	2,854	2,574	5,428	46,137	101,388	147,525
Liabilities to customers
Corporate customers	2,052	2,051	4,103	55,935	75,644	131,579
Public authorities	168	8	176	5,593	6,894	12,487
Private customers	5,410	3,334	8,744	34,284	10,619	44,903
Subtotal	7,630	5,393	13,023	95,812	93,157	188,969

Total	10,484	7,967	18,451	141,949	194,545	336,494

As of December 31, 2008, liabilities to customers include €633 mn (2007: €27,091 mn) of noninterest bearing deposits.

18    Unearned premiums

As of December 31,	2008	2007
	€ mn	€ mn
Property-Casualty	12,984	13,163
Life/Health	2,258	1,858
Consolidation	(9)	(1)

Total	15,233	15,020

19    Reserves for loss and loss adjustment expenses

As of December 31,	2008	2007
	€ mn	€ mn
Property-Casualty	55,616	56,943
Life/Health	8,320	6,773
Consolidation	(12)	(10)

Total	63,924	63,706

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment

	2008			2007			2006
	Gross	Ceded	Net	Gross	Ceded	Net	Gross	Ceded	Net
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
As of January 1,	56,943	(8,266)	48,677	58,664	(9,333)	49,331	60,259	(10,604)	49,655
Loss and loss adjustment expenses incurred
Current year	30,398	(2,969)	27,429	29,839	(2,994)	26,845	28,214	(2,573)	25,641
Prior years	(2,241)	798	(1,443)	(1,708)	348	(1,360)	(1,186)	217	(969)

Subtotal	28,157	(2,171)	25,986	28,131	(2,646)	25,485	27,028	(2,356)	24,672

Loss and loss adjustment expenses paid
Current year	(14,049)	919	(13,130)	(13,749)	1,118	(12,631)	(12,436)	675	(11,761)
Prior years	(13,607)	1,602	(12,005)	(14,206)	1,952	(12,254)	(14,696)	2,455	(12,241)

Subtotal	(27,656)	2,521	(25,135)	(27,955)	3,070	(24,885)	(27,132)	3,130	(24,002)

Foreign currency translation adjustments and other changes1)	(497)	48	(449)	(2,022)	666	(1,356)	(1,491)	497	(994)
Changes in the consolidated subsidiaries of the Allianz Group	127	(39)	88	125	(23)	102	—	—	—
Reclassifications2)	(1,458)	87	(1,371)	—	—	—	—	—	—

As of December 31,	55,616	(7,820)	47,796	56,943	(8,266)	48,677	58,664	(9,333)	49,331

1)

Includes effects of foreign currency translation adjustments for loss and loss adjustment expenses for prior years claims of gross €(313) mn (2007: €(1,690) mn; 2006: €(1,141) mn) and net of €(284) mn (2007: €(1,052) mn; 2006: €(962) mn).

2)	Since the first Quarter of 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Prior years’ loss and loss adjustment expenses incurred reflect the changes in estimation charged or credited to the consolidated income statement in each year with respect to the reserves for loss and loss adjustment expenses established as of the beginning of that year. During the year ended December 31, 2008, the Allianz Group recorded additional income of €1,443 mn (2007: €1,360 mn; 2006: €969 mn) with respect of losses occurring in prior years. During the year ended December 31, 2008, these amounts as percentages of the net balance of the beginning of the year were 3.0% (2007: 2.8%; 2006: 2.0%).

Development of the reserves for loss and loss adjustment expenses for the Property-Casualty segment

The following table illustrates the development of the reserves for loss and loss adjustment expenses over the past five years. The table presents calendar year data, not accident year data. In addition, the table includes (excludes) subsidiaries from the date acquired (disposed).

	2003	2004	2005	2006	2007	2008
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Reserves for loss and loss adjustment expenses (net)	44,683	45,480	49,655	49,331	48,677	47,796
Reserves for loss and loss adjustment expenses (ceded)	12,067	10,049	10,604	9,333	8,266	7,820
Reserves for loss and loss adjustment expenses (gross)	56,750	55,529	60,259	58,664	56,943	55,616
Paid (cumulative) as of
One year later	14,384	13,282	14,696	14,206	13,607
Two years later	21,157	20,051	21,909	20,659
Three years later	26,149	24,801	26,583
Four years later	29,847	28,206
Five years later	32,570
Reserves reestimated as of
One year later	54,103	56,238	57,932	55,266	52,931
Two years later	55,365	53,374	54,437	51,809
Three years later	53,907	51,895	52,676
Four years later	53,181	50,767
Five years later	52,356
Cumulative surplus
Gross surplus1)	4,394	4,761	7,583	6,855	4,012
Gross surplus after changes in the consolidated subsidiaries of the Allianz Group	3,854	4,761	7,583	6,855	2,554
Net surplus 1)	3,046	4,191	6,037	5,347	3,098
Net surplus after changes in the consolidated subsidiaries of the Allianz Group	2,593	4,191	6,037	5,347	1,727
Net Surplus as percentage of initial reserves	5.8%	9.2%	12.2%	10.8%	3.5%

1)

Gross/net surplus represents the cumulative surplus from reestimating the reserves for loss and loss adjustment expenses for prior years claims and includes foreign currency translation adjustments of gross €313 mn (2007: €1,690 mn) and net €284 mn (2007: €1,052 mn). This leads to an effective run off result excluding effects of foreign currency translation of gross €2,241 mn (2007: €1,708 mn) and net €1,443 mn (2007: €1,360 mn) which can be found in the table for changes in the reserves for loss and loss adjustment expenses within this footnote. Please note that the 2007 numbers refer to the surplus presented in the consolidated financial statements 2007 and not the cumulative surplus of the calendar year 2007 presented in the table above.

Discounted loss and loss adjustment expenses

As of December 31, 2008 and 2007, the Allianz Group Property-Casualty reserves for loss and loss adjustment expenses reflected discounts of €1,139 mn and €1,100 mn, respectively. The discount reflected in the reserves is related to annuities for certain long-tailed liabilities, primarily in workers’ compensation, personal accident, general liability, motor liability, individual and group health disability and employers’ liability. All of the reserves that have been discounted have payment amounts that are fixed and timing that is reasonably determinable.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table shows, by line of business, the carrying amounts of reserves for loss and loss adjustment expenses that have been discounted, and the interest rates used for discounting:

	Discounted reserves for loss and loss adjustment expenses		Amount of the discount		Interest rate used for discounting
As of December 31,	2008	2007	2008	2007	2008	2007
	€ mn	€ mn	€ mn	€ mn	%	%
Motor—Third-party liability	632	589	446	414	1.40 – 5.25	1.40 – 5.25
General liability	190	170	164	150	1.40 – 5.25	1.40 – 5.25
Personal accident	325	293	201	182	2.25 – 4.00	2.25 – 4.00
Workers compensation / Employers liability	539	520	309	335	3.00 – 5.25	3.00 – 5.25
Others	26	29	19	19	1.40 – 5.25	1.40 – 5.25

Total	1,712	1,601	1,139	1,100	—	—

20    Reserves for insurance and investment contracts

As of December 31,	2008	2007
	€ mn	€ mn
Aggregate policy reserves	278,700	264,243
Reserves for premium refunds	17,195	27,225
Other insurance reserves	662	776

Total	296,557	292,244

Aggregate policy reserves

As of December 31,	2008	2007
	€ mn	€ mn
Traditional participating insurance contracts (SFAS 120)	129,859	127,502
Long-duration insurance contracts (SFAS 60)	46,943	46,337
Universal life-type insurance contracts (SFAS 97)	101,059	89,840
Non unit-linked investment contracts	839	564

Total	278,700	264,243

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Changes in aggregate policy reserves for traditional participating insurance contracts and long-duration insurance contracts for the years ended December 31, 2008 and 2007 were as follows:

	2008			2007
	Traditional participating insurance contracts (SFAS 120)		Long- duration insurance contracts (SFAS 60)	Traditional participating insurance contracts (SFAS 120)	Long- duration insurance contracts (SFAS 60)
	€ mn		€ mn	€ mn	€ mn
As of January 1,	127,502		46,337	123,835	45,390
Foreign currency translation adjustments	390		(929)	(104)	(755)
Changes in the consolidated subsidiaries of the Allianz Group	—		266	—	10
Changes recorded in consolidated income statements	1,187		828	2,445	954
Dividends allocated to policyholders	1,153		244	1,278	207
Additions and disposals	(160)		(34)	—	(2)
Other changes	(213	)1)	231	48	533	2)

As of December 31,	129,859		46,943	127,502	46,337

1)	For the year ended December 31, 2008, consists of shadow accounting of €(135) mn.
2)	Mainly relating to a reclassification from reserves for premium refunds and other insurances reserves.

Changes in aggregate policy reserves for universal life-type insurance contracts and non unit-linked investment contracts for the years ended December 31, 2008 and 2007 were as follows:

	2008		2007
	Universal life-type insurance contracts (SFAS 97)	Non unit- linked investment contracts	Universal life-type insurance contracts (SFAS 97)	Non unit- linked investment contracts
	€ mn	€ mn	€ mn	€ mn
As of January 1,	89,840	564	86,681	427
Foreign currency translation adjustments	1,655	(16)	(3,933)	(12)
Premiums collected	12,810	395	12,579	231
Separation of embedded derivatives	(472)	—	(473)	—
Interest credited	3,938	70	3,178	47
Releases upon death, surrender and withdrawal	(9,770)	(164)	(8,650)	(105)
Policyholder charges	(1,024)	(13)	(715)	(28)
Additions	—	—	81	—
Portfolio acquisitions and disposals	(14)	—	(37)	—
Reclassifications1)	4,096	3	1,129	4

As of December 31,	101,059	839	89,840	564

1)	The reclassifications mainly relate to insurance contracts when policies transfer from a separate account contract to a universal life-type contract.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

As of December 31, 2008, participating life business represented approximately 65% (2007: 65%) of the Allianz Group’s gross insurance inforce. During the year ended December 31, 2008, participating policies represented approximately 64% (2007: 61%) of gross statutory premiums written and 64% (2007: 60%) of life premiums earned. As of December 31, 2008, reserves for conventional participating policies were approximately 54% (2007: 54%) of the Allianz Group’s consolidated aggregate policy reserves.

Reserves for premium refunds

	2008	2007	2006
	€ mn	€ mn	€ mn
Amounts already allocated under local statutory or contractual regulations
As of January 1,	13,438	12,764	10,915
Foreign currency translation adjustments	6	(15)	(9)
Changes	(986)	689	1,858

As of December 31,	12,458	13,438	12,764

Latent reserves for premium refunds
As of January 1,	13,787	17,260	16,930
Foreign currency translation adjustments	67	(19)	(24)
Changes due to fluctuations in market value	(7,024)	(4,099)	(50)
Changes in the consolidated subsidiaries of the Allianz Group	—	—	(491)
Changes due to valuation differences charged to income	(2,093)	645	895

As of December 31,	4,737	13,787	17,260

Total	17,195	27,225	30,024

Concentration of insurance risk in the Life/Health segment

The Allianz Group’s Life/Health segment provides a wide variety of insurance and investment contracts to individuals and groups in approximately 30 countries around the world. Individual contracts include both traditional contracts and unit-linked contracts. Without consideration of policy holder participation, traditional contracts generally incorporate significant investment risk for the Allianz Group. Traditional contracts include life, endowment, annuity, and health contracts. Traditional annuity contracts are issued in both deferred and immediate types. In addition, the Allianz Group’s life insurance operations in the United States issue a significant amount of equity-indexed deferred annuities. Unit-linked contracts generally result in the contract holder assuming investment risk. In addition, in certain markets, the Allianz Group issues contracts for group life, group health and group pension products.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

As of December 31, 2008 and 2007, the Allianz Group’s deferred acquisition costs and reserves for insurance and investment contracts for the Life/Health segment are summarized as follows:

As of December 31,	Deferred acquisition costs	Aggregate policy reserves	Reserves for premium refunds	Other insurance reserves	Total non unit- linked reserves	Liabilities for unit- linked contracts	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2008
Countries with legal or contractual policyholder participation in insurance, investment and/or expense risk
Germany Life	6,249	121,146	10,782	3	131,931	1,660	133,591
Germany Health	897	14,159	4,095	5	18,259	—	18,259
France	1,378	45,420	786	163	46,369	11,021	57,390
Italy	948	18,946	(191)	36	18,791	20,307	39,098
Switzerland	237	6,635	589	121	7,345	512	7,857
Austria	269	3,232	124	1	3,357	347	3,704
South Korea	590	4,781	34	—	4,815	499	5,314

Subtotal	10,568	214,319	16,219	329	230,867	34,346	265,213

Other Countries
Belgium	110	5,632	(55)	38	5,615	235	5,850
Spain	23	5,065	308	—	5,373	47	5,420
Other Western and Southern Europe	346	1,978	(29)	13	1,962	3,365	5,327
Eastern Europe	353	1,869	9	4	1,882	789	2,671
United States	6,873	38,627	—	—	38,627	8,473	47,100
Taiwan	200	1,617	—	—	1,617	2,419	4,036
Other Asia-Pacific	212	810	76	5	891	771	1,662
South America	2	226	—	—	226	—	226
Other	6	862	8	2	872	5	877

Subtotal	8,125	56,686	317	62	57,065	16,104	73,169

Total	18,693	271,005	16,536	391	287,932	50,450	338,382

2007
Countries with legal or contractual policyholder participation in insurance, investment and/or expense risk
Germany Life	5,907	117,478	17,070	3	134,551	1,831	136,382
Germany Health	867	13,339	3,949	4	17,292	—	17,292
France	1,189	42,830	3,603	202	46,635	14,285	60,920
Italy	1,146	19,120	14	—	19,134	25,682	44,816
Switzerland	238	5,695	610	107	6,412	583	6,995
Austria	142	3,195	273	3	3,471	277	3,748
South Korea	785	5,978	47	—	6,025	904	6,929

Subtotal	10,274	207,635	25,566	319	233,520	43,562	277,082

Other Countries
Belgium	112	5,327	17	—	5,344	302	5,646
Spain	25	4,857	138	—	4,995	92	5,087
Other Western and Southern Europe	318	1,865	151	—	2,016	3,819	5,835
Eastern Europe	291	1,596	25	4	1,625	1,076	2,701
United States	4,394	32,291	—	—	32,291	13,954	46,245
Taiwan	250	1,841	—	—	1,841	2,710	4,551
Other Asia-Pacific	172	565	58	—	623	529	1,152
South America	—	93	—	—	93	12	105
Other	2	776	10	5	791	4	795

Subtotal	5,564	49,211	399	9	49,619	22,498	72,117

Total	15,838	256,846	25,965	328	283,139	66,060	349,199

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

A majority of the Allianz Group’s Life/Health segment operations is conducted in Western Europe. Insurance laws and regulations in Western Europe have historically been characterized by legal or contractual minimum participation of contract holders in the profits of the insurance company issuing the contract. In particular, Germany, Switzerland and Austria, which comprise approximately 48% and 47%, of the Allianz Group’s reserves for insurance and investment contracts as of December 31, 2008 and 2007, respectively, include a substantial level of policyholder participation in all sources of profit including mortality/morbidity, investment and expense. As a result of this policyholder participation, the Allianz Group’s exposure to insurance, investment and expense risk is mitigated.

Furthermore, all of the Allianz Group’s annuity policies issued in the United States meet the criteria for classification as insurance contracts under IFRS 4, because they include options for contract holders to elect a life-contingent annuity. These contracts currently do not expose the Allianz Group to significant longevity risk, nor are they expected to do so in the future, as the projected and observed annuitization rates are very low. Additionally, many of the Allianz Group’s traditional contracts issued in France and Italy do not incorporate significant insurance risk, although they are accounted for as insurance contracts, because of their discretionary participation features. Similarly, a significant portion of the Allianz Group’s unit-linked contracts in France and Italy do not incorporate significant insurance risk.

As a result of the considerable diversity in types of contracts issued, including the offsetting effects of mortality risk and longevity risk inherent in a combined portfolio of life insurance and annuity products, and the geographic diversity of the Allianz Group’s Life/Health segment, as well as the substantial level of policyholder participation in mortality/ morbidity risk in certain countries in Western Europe, the Allianz Group does not believe its Life/Health segment has any significant concentrations of insurance risk, nor does it believe its net income or shareholders’ equity is highly sensitive to insurance risk.

The Allianz Group’s Life/Health segment is exposed to significant investment risk as a result of guaranteed minimum interest rates included in most of its traditional contracts. The weighted average guaranteed minimum interest rates of the Allianz Group’s largest operating entities in the Life/Health segment can be summarized by country as follows:

As of December 31,	2008	2007
	%	%
Country
Germany Life	3.38	3.46
France	1.31	1.99
Italy	2.87	2.49
Switzerland	2.89	2.87
Spain	4.74	5.05
Netherlands	0.93	0.82
Austria	3.00	3.00
Belgium	3.80	3.95
United States	2.35	2.70
South Korea	5.43	5.29
Taiwan1)	6.17	5.52

1)	Guarantees only on 10.4% of reserves in 2008 and 5.3% in 2007.

In most of these markets, the effective interest rates being earned on the investment portfolio exceed these guaranteed minimum interest rates. In addition, the operations in these markets may also have significant mortality and expense margins. As a result, as of December 31, 2008 and 2007, the Allianz Group does not believe that it is exposed to a significant risk of premium deficiencies in its Life/Health segment. However, the Allianz Group’s Life/Health operations in Switzerland, Belgium, South Korea and Taiwan, have high guaranteed minimum interest rates on older contracts in their portfolios and, as a result, may be sensitive to declines in investment rates or a prolonged low interest rate environment.

21    Financial liabilities for unit-linked contracts

As of December 31,	2008	2007
	€ mn	€ mn
Unit-linked insurance contracts	29,056	39,323
Unit-linked investment contracts	21,394	26,737

Total	50,450	66,060

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Changes in financial liabilities for unit-linked insurance contracts and unit-linked investment contracts for the years ended December 31, 2008 and 2007 were as follows:

	2008		2007
	Unit-linked insurance contracts	Unit-linked investment contracts	Unit-linked Insurance contracts	Unit-linked investment contracts
	€ mn	€ mn	€ mn	€ mn
As of January 1,	39,323	26,737	36,296	25,568
Foreign currency translation adjustments	697	(15)	(1,954)	(2)
Changes in the consolidated subsidiaries of the Allianz Group	—	152	—	—
Premiums collected	7,775	3,963	9,381	7,903
Interest credited	(10,650)	(2,815)	1,508	(149)
Releases upon death, surrender and withdrawal	(3,323)	(6,314)	(3,740)	(6,286)
Policyholder charges	(838)	(141)	(1,130)	(222)
Portfolio acquisitions and disposals	(1)	(1)	20	—
Reclassifications1)	(3,927)	(172)	(1,058)	(75)

As of December 31,	29,056	21,394	39,323	26,737

1)	The reclassifications mainly relate to insurance contracts when policies transfer from a separate account contract to a universal life-type contract.

Liquidity Risk

Tabular disclosure of contractual obligations

The table sets forth the Allianz Group’s contractual obligations as of December 31, 2008. Contractual obligations do not include contingent liabilities or commitments. Only transactions with parties outside the Allianz Group are considered. With the announcement of the sale of Dresdner Bank from Allianz to Commerzbank as of August 31, 2008, Dresdner Bank was classified as a disposal group held-for-sale and discontinued operations. Following this classification, contractual obligations of Dresdner Bank are presented as part of the disposal group held-for-sale and discontinued operations. The following table includes only continuing operations.

The table includes only liabilities that represent fixed and determinable amounts. The table excludes interest on floating rate long-term debt obligations and interest on money market securities, as the contractual interest rate on floating rate interest is not fixed and determinable. The amount and timing of interest on money market securities is not fixed and determinable since these instruments have a daily maturity. For further information, see Notes 23 and 24 to the consolidated financial statements.

Furthermore, reserves for insurance and investment contracts presented in the table include contracts where the timing and amount of payments are considered fixed and determinable and contracts which have no specified maturity dates and may result in a payment to the contract holder depending on mortality and morbidity experience and the incidence of surrenders, lapses, or maturities. For contracts which do not have payments that are fixed and determinable, the Allianz Group has made assumptions to estimate the undiscounted cash flows of contractual policy benefits including mortality, morbidity, interest crediting rates, policyholder participation in profits, and future lapse rates. These assumptions represent current best estimates, and may differ from the estimates originally used to establish the reserves for insurance and investment contracts as a result of the lock-in of assumptions on the issue dates of the contracts as required by the Allianz Group’s established accounting policy. For further information, see Note 2 to the consolidated financial statements. Due to the uncertainty of the assumptions used, the amount presented could be materially different from the actual incurred payments in future periods. Furthermore, these amounts do not include premiums and fees expected to be received, investment income earned, expenses incurred to parties other than the policyholders such

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

as agents, or administrative expenses. In addition, these amounts are presented net of reinsurance expected to be received as a result of these cash flows. The amounts presented in this table are undiscounted and therefore exceed the reserves for insurance and investment contracts presented in the consolidated balance sheet. For further information on reserves for insurance and investment contracts, see Note 20 to the consolidated financial statements.

As of December 31, 2008, the income tax obligations amounted to €1,446 mn. Thereof €1,106 mn the Allianz Group expects to pay within the twelve months after the balance sheet date. For the remaining amount of €340 mn an estimate of the timing of cash outflows is not reasonably possible. The income tax obligations are not included in the table below.

	Payments due by period as of December 31, 2008
	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
Long-term debt obligations1)	5,191	329	2,479	10,891	18,890
Interest on long-term debt obligations2)	21	9	129	285	444
Operating lease obligations3)	261	470	371	1,108	2,210
Purchase obligations4)	166	258	116	203	743
Liabilities to banks and customers5)	15,480	1,020	760	1,191	18,451
Future policy benefits	34,376	99,114	63,172	642,805	839,467
Reserves for loss and loss adjustment expenses6)	17,271	14,455	7,212	16,678	55,616

Total contractual obligations	72,766	115,655	74,239	673,161	935,821

1)

For further information, see Notes 23 and 24 to the consolidated financial statements. Total obligations of €56,894 mn at December 31, 2007 included obligations of Dresdner Bank, which are no longer obligations of the Allianz Group.

2)	Amounts included in the table reflect estimates of interest on fixed rate long-term debt obligations to be made to lenders based upon the contractually fixed interest rates.
3)	The amount of €2,210 mn is gross of €43 mn related to subleases, which represent cash inflow to the Allianz Group.
4)	Purchase obligations only include transactions related to goods and services; purchase obligations for financial instruments are excluded.
5)

Liabilities to banks and customers include €311 mn and €4,096 mn of payables on demand, respectively. For further information, see Note 17 to the consolidated financial statements. Total liabilities of €336,494 at December 31, 2007 included liabilities of Dresdner Bank, which are no longer liabilities of the Allianz Group.

6)

Comprise reserves for loss and loss adjustment expenses from the Property-Casualty insurance operations. Due to the uncertainty of the assumptions used, the amounts presented could be materially different from the actual incurred payments in future periods. The amounts presented in the table above are gross of reinsurance ceded. The corresponding amounts, net of reinsurance ceded, are €14,621 mn, €12,339 mn, €6,215 mn and €14,620 mn for the periods less than 1 year, 1-3 years, 3-5 years and more than 5 years, respectively. For further information on reserves for loss and loss adjustment expenses, see Note 19 to the consolidated financial statements.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Reconciliation of future policy benefits

The following table presents a reconciliation of future policy benefits to the total balance sheet positions, which include reserves for insurance and investment contracts and financial liabilities for unit-linked contracts, as presented in the consolidated balance sheet:

As of December 31,	2008
€ mn
Future policy benefits	839,467
Effect of discounting and differences between locked-in and best estimate assumptions	(363,279)
Expected future premiums and expenses	(147,731)

Total consolidated balance sheet positions	328,457

Thereof:
Reserves for insurance and investment contracts	296,557
Financial liabilities for unit-linked contracts	50,450
Market value liability options	5,163
Less:
Deferred acquisition costs	18,695
Ceded reserves to reinsurers	5,018

Total consolidated balance sheet positions	328,457

Reconciling items related to the effect of discounting and differences between locked-in and best estimate assumptions occur because future policy benefits are presented on an undiscounted basis, while reserves for insurance and investment contracts in the consolidated balance sheet reflect the time value of money. Furthermore, future policy benefits are based on current best estimate assumptions such as mortality, morbidity, interest rates, policy-holder participation in profits and future lapse rates. For certain contracts (SFAS 60 and SFAS 97), current best estimate assumptions may differ from the locked-in estimates required to be used to establish the reserves for insurance and investment contracts in the consolidated balance sheet, which also include provisions for adverse deviations as required by the Allianz Group’s established accounting policy.

Reconciling items related to expected future premiums and expenses occur because future policy benefits take into account best estimates of future premiums expected to be received and future expenditures expected to be incurred.

Future policy benefits implicitly include embedded derivatives or market value liability options (MVLO) of our equity-indexed annuity business that are accounted for as derivatives and are presented within financial liabilities carried at fair value through income in our consolidated balance sheet.

Deferred acquisition costs comprise deferred acquisition costs for our Life/Health segment, present value of future profits and deferred sales inducements. See Note 12 to our consolidated financial statements for more information.

Ceded reserves to reinsurers are presented within reinsurance assets in our consolidated balance sheet.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

22    Other liabilities

As of December 31,	20081)	2007
	€ mn	€ mn
Payables
Policyholders	4,695	4,806
Reinsurance	2,062	1,844
Agents	1,485	1,743

Subtotal	8,242	8,393

Payables for social security	316	196
Tax payables
Income tax	1,446	2,563
Other	971	1,012

Subtotal	2,417	3,575

Accrued interest and rent	723	4,226
Unearned income
Interest and rent	10	6
Other	361	351

Subtotal	371	357

Provisions
Pensions and similar obligations	3,867	4,184
Employee related	1,904	2,956
Share-based compensation	1,295	1,761
Restructuring plans	343	541
Loan commitments	8	201
Contingent losses from non-insurance business	109	134
Other provisions	1,481	1,857

Subtotal	9,007	11,634

Deposits retained for reinsurance ceded	2,852	3,227
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	208	2,210
Financial liabilities for puttable equity instruments	2,718	4,162
Other liabilities	6,076	10,051

Total	32,930	48,031

1)	Does not include other liabilities of Dresdner Bank which were classified as held-for-sale. See Note 4.

Other liabilities due within one year amounted to 24,766 mn (2007: €38,151 mn) and those due after more than one year totaled €8,164 mn (2007: €9,880 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

23    Certificated liabilities

	Contractual Maturity Date						As of December 31, 20081)	As of December 31, 2007
	2009	2010	2011	2012	2013	Thereafter
	€ mn2)	€ mn2)	€ mn2)	€ mn2)	€ mn2)	€ mn2)	€ mn	€ mn
Allianz SE3)
Senior bonds
Fixed rate	—	—	—	882	1,482	1,484	3,848	4,007
Contractual interest rate	—	—	—	5.63%	5.00%	4.00%	—	—
Floating rate	287	—	—	—	—	—	287	272
Current interest rate	4.05%	—	—	—	—	—	—	—

Subtotal	287	—	—	882	1,482	1,484	4,135	4,279
Exchangeable bonds
Fixed rate	—	—	—	—	—	—	—	450
Contractual interest rate	—	—	—	—	—	—	—	—
Money market securities
Fixed rate	4,103	—	—	—	—	—	4,103	2,929
Contractual interest rate	4.47%	—	—	—	—	—	—	—

Total Allianz SE3)	4,390	—	—	882	1,482	1,484	8,238	7,658

Banking subsidiaries
Senior bonds
Fixed rate	564	172	57	23	22	3	841	11,436
Contractual interest rate	3.77%	3.73%	3.75%	3.28%	2.93%	4.48%	—	—
Floating rate	237	25	30	—	—	145	437	6,675
Current interest rate	4.15%	5.35%	4.97%	—	—	2.84%	—	—

Subtotal	801	197	87	23	22	148	1,278	18,111
Money market securities
Fixed rate	—	—	—	—	—	—	—	16,289
Contractual interest rate	—	—	—	—	—	—	—	—
Floating rate	—	—	—	—	—	—	—	9
Current interest rate	—	—	—	—	—	—	—	—

Subtotal	—	—	—	—	—	—	—	16,298

Total banking subsidiaries	801	197	87	23	22	148	1,278	34,409

All other subsidiaries
Certificated liabilities
Fixed rate	—	—	—	—	—	3	3	3
Contractual interest rate	—	—	—	—	—	2.11%	—	—
Floating rate	—	25	—	—	—	—	25	—
Current interest rate	—	4.05%	—	—	—	—	—	—

Total all other subsidiaries	—	25	—	—	—	3	28	3

Total	5,191	222	87	905	1,504	1,635	9,544	42,070

1)	Does not include certificated liabilities of Dresdner Bank which were classified as held-for-sale. See Note 4.
2)	Except for the interest rates. The interest rates represent the weighted average.
3)

Includes senior bonds and exchangeable bonds issued by Allianz Finance B.V. and Allianz Finance II B.V., guaranteed by Allianz SE and money market securities issued by Allianz Finance Corporation, a wholly-owned subsidiary of Allianz SE, which are fully and unconditionally guaranteed by Allianz SE.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

24     Participation certificates and subordinated liabilities

	Contractual Maturity Date						As of December 31,	As of December 31,
	2009	2010	2011	2012	2013	Thereafter	20081)	2007
	€ mn2)	€ mn2)	€ mn2)	€ mn2)	€ mn2)	€ mn2)	€ mn	€ mn
Allianz SE3)
Subordinated bonds
Fixed rate	—	—	—	—	—	2,548	2,548	1,129
Contractual interest rate	—	—	—	—	—	7.28%	—	—
Floating rate	—	—	—	—	—	5.649	5,649	5,724
Current interest rate	—	—	—	—	—	5.60%	—	—

Subtotal	—	—	—	—	—	8,197	8,197	6,853
Participation certificates4)
Floating rate	—	—	—	—	—	85	85	85

Total Allianz SE3)	—	—	—	—	—	8,282	8,282	6,938

Banking subsidiaries
Subordinated bonds
Fixed rate	—	20	—	—	70	83	173	1,815
Contractual interest rate	—	3.75%	—	—	5.66%	5.14%	—	—
Floating rate	—	—	—	—	—	—	—	1,007
Current interest rate	—	—	—	—	—	—	—	—

Subtotal	—	20	—	—	70	83	173	2,822
Hybrid equity
Fixed rate	—	—	—	—	—	—	—	2,429
Contractual interest rate	—	—	—	—	—	—	—	—
Participation certificates
Fixed rate	—	—	—	—	—	—	—	1,686
Contractual interest rate	—	—	—	—	—	—	—	—

Total banking subsidiaries	—	20	—	—	70	83	173	6,937

All other subsidiaries
Subordinated liabilities
Fixed rate	—	—	—	—	—	621	621	678
Contractual interest rate	—	—	—	—	—	5.34%	—	—
Floating rate	—	—	—	—	—	225	225	226
Current interest rate	—	—	—	—	—	4.45%	—	—

Subtotal	—	—	—	—	—	846	846	904
Hybrid equity
Fixed rate	—	—	—	—	—	45	45	45
Contractual interest rate	—	—	—	—	—	6.43%	—	—

Total all other subsidiaries	—	—	—	—	—	891	891	949

Total	—	20	—	—	70	9,256	9,346	14,824

1)	Does not include participation certificated and subordinated liabilities of Dresdner Bank which were classified as held-for-sale. See Note 4.
2)	Except for interest rates. Interest rates represent the weighted average.
3)	Includes subordinated bonds issued by Allianz Finance II B.V. and guaranteed by Allianz SE.
4)

The terms of the profit participation certificates provide for an annual cash distribution of 240% of the dividend paid by Allianz SE per one Allianz SE share. Holders of profit participation certificates do not have voting rights, or any rights to convert the certificates into Allianz SE shares, or rights to liquidation proceeds. Profit participation certificates are unsecured and rank pari passu with the claims of other unsecured creditors. Profit participation certificates can be redeemed by holders upon twelve months prior notice every fifth year. Allianz SE has the right to call the profit participation certificates for redemption, upon six months prior notice every year. The next call date is December 31, 2009. Upon redemption by Allianz SE, the cash redemption price per certificate would be equal to 122.9% of the then current price of one Allianz SE share during the last three months preceding the call of the participation certificate. In lieu of redemption for cash, Allianz SE may offer 10 Allianz SE ordinary shares per 8 profit participation certificates.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

25    Equity

As of December 31,	2008	2007
	€ mn	€ mn
Shareholders’ equity
Issued capital	1,160	1,152
Capital reserve	27,409	27,169
Revenue reserves	7,257	12,790
Treasury shares	(147)	(172)
Foreign currency translation adjustments	(4,006)	(3,656)
Unrealized gains and losses (net)1)	2,011	10,470
Subtotal	33,684	47,753

Minority interests	3,564	3,628

Total	37,248	51,381

1)	As of December 31, 2008 includes €203 mn related to cash flow hedges (2007: €175 mn).

Issued capital

Issued capital at December 31, 2008 amounted to €1,159,808,000 divided into 453,050,000 registered shares. The shares have no par value but a mathematical per share value of €2.56 each as a proportion of the issued capital.

Authorized capital

As of December 31, 2008, Allianz SE had €406,545,646 (158,806,893 shares) of authorized unissued capital (Authorized Capital 2006/I) which can be issued at any time up to February 7, 2011. The Board of Management, with approval of the Supervisory Board, is authorized to exclude the preemptive rights of shareholders if the shares are issued against a contribution in kind and, in certain cases, if they are issued against a cash contribution.

As of December 31, 2008, Allianz SE had €8,056,297 (3,146,991 shares) of authorized unissued capital (Authorized Capital 2006/II) which can be issued at any time up to February 7, 2011. The Board of Management, with approval of the Supervisory Board, is authorized to exclude the preemptive rights of shareholders if the shares are issued to employees of the Allianz Group. Further, as of December 31, 2008, Allianz SE had an unissued conditional capital in the amount of €250,000,000 (97,656,250 shares), authorized in 2006. In February 2008 the remaining 2.2 mn warrants were exercised which the Allianz Group had issued in February 2005 as part of the “All-in-One” transaction. In conjunction with the exercise, 2.2 mn new shares of Allianz SE resulting from conditional capital were issued leading to proceeds from this increased equity of €202 mn. The new shares are entitled to dividend as of the financial year 2008.

A capital increase out of unissued conditional capital will be carried out only to the extent that conversion or option rights are exercised by holders of bonds issued by Allianz SE or any of its subsidiaries or that mandatory conversion obligations are fulfilled.

Changes in the number of issued shares outstanding

	2008	2007	2006
Issued shares outstanding as of January 1,	448,910,648	429,336,291	405,298,397
Capital increase for merger with RAS	—	—	25,123,259
Capital increase for tender offer AGF	—	16,974,357	—
Exercise of warrants	2,200,000	—	—
Capital increase for employee shares	700,000	1,025,643	986,741
Change in treasury shares held for non-trading purposes	(96,521)	(86,431)	(57,232)
Change in treasury shares held for trading purposes	(223,904)	1,660,788	(2,014,874)

Issued shares outstanding as of December 31,	451,490,223	448,910,648	429,336,291
Treasury shares	1,559,777	1,239,352	2,813,709

Total number of issued shares	453,050,000	450,150,000	432,150,000

In November 2008, 700,000 (2007: 1,025,643) shares were issued at a price of €64.30 (2007: €154.07) per share, enabling employees of Allianz Group subsidiaries in Germany and abroad to purchase 660,700 (2007: 881,980) shares at prices ranging from €45.01 (2007: €107.85) to €53.58 (2007: €128.39) per share. The remaining 39,300 (2007:143,663) shares were warehoused and booked

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

as treasury shares for further subscriptions by employees in the context of the employee share purchase plan in 2009. As a result, issued capital increased by €2 mn and capital reserve increased by €43 mn.

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

All shares issued during the years ended December 31, 2008, 2007 and 2006 are qualifying shares from the beginning of the year of issue.

Dividends

For the year ended December 31, 2008, the Board of Management will propose to shareholders at the Annual General Meeting the distribution of a dividend of €3.50 per qualifying share. During the years ended December 31, 2007 and 2006, Allianz SE paid a dividend of €5.50 and €3.80 , respectively, per qualifying share.

Treasury shares

The Annual General Meeting on May 21, 2008, authorized Allianz SE to acquire its own shares for other purposes pursuant to clause 71(1) no. 8 of the German Stock Corporation Law (“Aktiengesetz”). During the year ended December 31, 2008 the authorization was used to acquire 39,300 (2007: 143,663) shares of Allianz SE.

In order to enable Dresdner Bank Group to trade in shares of Allianz SE, the Annual General Meeting on May 21, 2008 authorized the Allianz Group’s domestic or foreign credit institutions in which Allianz SE has a majority holding to acquire treasury shares for trading purposes pursuant to clause 71(1) no. 7 of the Aktiengesetz. During the year ended December 31, 2008, in accordance with this authorization, the credit institutions of the Allianz

Group purchased 30,227,150 (2007:24,780,668) of Allianz SE’s shares at an average price of €106.73 per share (2007: €131.55), which included previously held Allianz SE shares. During the year ended December 31, 2008, 30,977,574 shares (2007: 25,348,169) were disposed of holdings at an average price of €100.87 per share (2007: €127.39). During the year ended December 31, 2008, the gains arising from treasury share transactions and in consideration of the holding, were €21 mn (2007: losses €110 mn), which were recorded directly in revenue reserves.

Composition of the treasury shares

As of December 31,	Acquisition costs	Number of shares	Issued capital
	€ mn		%
2008
Allianz SE	65	545,807	0.12
Dresdner Bank Group	69	895,558	0.20
Other	13	118,412	0.02

Total	147	1,559,777	0.34

2007
Allianz SE	72	567,698	0.13
Dresdner Bank Group	100	671,654	0.15

Total	172	1,239,352	0.28

Minority interests

As of December 31,	2008	2007
	€ mn	€ mn
Unrealized gains and losses (net)	20	95
Share of earnings	258	748
Other equity components	3,286	2,785

Total	3,564	3,628

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

investments. Regulators impose minimum capital rules on the level of both the Allianz Group’s operating entities and the Allianz Group as a whole.

On January 1, 2005, the Financial Conglomerates Directive, a supplementary European Union (EU) directive, became effective in Germany. Under this directive, a financial conglomerate is defined as any financial parent holding company that, together with its subsidiaries, has significant cross-border and cross-sector activities. The Allianz Group is a financial conglomerate within the scope of the directive and the related German law. The law requires that the financial conglomerate calculates the capital needed to meet the respective solvency requirements on a consolidated basis.

At December 31, 2008, based on the current status, our eligible capital for the solvency margin, required for our insurance segments and our banking and asset management business, was €39.5 bn (2007: €46.5 bn) including off-balance sheet reserves1), surpassing the minimum legally stipulated level by €9.9 bn (2007: €17.6 bn). This margin resulted in a preliminary cover ratio2) of 133% at December 31, 2008 (2007: 161%). In 2008, all Allianz Group companies also have met their local solvency requirements.

Starting with the third quarter 2008, unrealized gains and losses on bonds are excluded from the calculation of our eligible capital. This new methodology, which better reflects economic reality, added around 6 (2007: 4) percentage points to Allianz Group’s Solvency Ratio.

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

As of December 31, 2008, the Allianz Group’s insurance subsidiaries were in compliance with all applicable solvency and capital adequacy requirements.

Certain insurance subsidiaries are subjected to regulatory restrictions on the amount of dividends which can be remitted to Allianz SE without prior approval by the appropriate regulatory body. Such restrictions provide that a company may only pay dividends up to an amount in excess of certain regulatory capital levels or based on the levels of undistributed earned surplus or current year income or a percentage thereof. By way of example only, the operations of Allianz Group’s insurance subsidiaries located in the United States are subject to limitations on the payment of dividends to their parent company under applicable state insurance laws.

Dividends paid in excess of these limitations generally require prior approval of the insurance commissioner of the state of domicile. The Allianz Group believes that these restrictions will not affect the ability of Allianz SE to pay dividends to its shareholders in the future. In addition, Allianz SE is not subject to legal restrictions on the amount of dividends it can pay to its shareholders, except the legal reserve in the appropriated retained earnings, which is required according to clause 150 (1) of the Aktiengesetz.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Supplementary Information to the Consolidated Income Statements

26    Premiums earned (net)

	Property-Casualty	Life/Health	Consolidation	Total
	€ mn	€ mn	€ mn	€ mn
2008
Premiums written
Direct	40,116	22,442	—	62,558
Assumed	3,271	367	(25)	3,613

Subtotal	43,387	22,809	(25)	66,171

Ceded	(4,972)	(527)	25	(5,474)

Net	38,415	22,282	—	60,697

Change in unearned premiums
Direct	(93)	(49)	—	(142)
Assumed	(36)	(2)	1	(37)

Subtotal	(129)	(51)	1	(179)

Ceded	(73)	—	(1)	(74)

Net	(202)	(51)	—	(253)

Premiums earned
Direct	40,023	22,393	—	62,416
Assumed	3,235	365	(24)	3,576

Subtotal	43,258	22,758	(24)	65,992

Ceded	(5,045)	(527)	24	(5,548)

Net	38,213	22,231	—	60,444

2007
Premiums written
Direct	41,526	21,241	—	62,767
Assumed	2,763	281	(23)	3,021

Subtotal	44,289	21,522	(23)	65,788

Ceded	(5,320)	(637)	23	(5,934)

Net	38,969	20,885	—	59,854

Change in unearned premiums
Direct	(352)	(77)	—	(429)
Assumed	(68)	2	1	(65)

Subtotal	(420)	(75)	1	(494)

Ceded	4	(1)	(1)	2

Net	(416)	(76)	—	(492)

Premiums earned
Direct	41,174	21,164	—	62,338
Assumed	2,695	283	(22)	2,956

Subtotal	43,869	21,447	(22)	65,294

Ceded	(5,316)	(638)	22	(5,932)

Net	38,553	20,809	—	59,362

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

26    Premiums earned (net)—continued

	Property-Casualty	Life/Health	Consolidation	Total
	€ mn	€ mn	€ mn	€ mn
2006
Premiums written
Direct	40,967	21,252	—	62,219
Assumed	2,707	362	(13)	3,056

Subtotal	43,674	21,614	(13)	65,275

Ceded	(5,415)	(816)	13	(6,218)

Net	38,259	20,798	—	59,057

Change in unearned premiums
Direct	(351)	(225)	—	(576)
Assumed	156	1	—	157

Subtotal	(195)	(224)	—	(419)

Ceded	(114)	—	—	(114)

Net	(309)	(224)	—	(533)

Premiums earned
Direct	40,616	21,027	—	61,643
Assumed	2,863	363	(13)	3,213

Subtotal	43,479	21,390	(13)	64,856

Ceded	(5,529)	(816)	13	(6,332)

Net	37,950	20,574	—	58,524

27    Interest and similar income

	2008	2007	2006
	€ mn	€ mn	€ mn
Interest from held-to-maturity investments	243	223	233
Dividends from available-for-sale investments	1,864	2,282	2,086
Interest from available-for-sale investments	10,164	9,164	8,741
Share of earnings from investments in associates and joint ventures	(37)	284	223
Rent from real estate held for investment	703	780	805
Interest from loans to banks and customers	5,928	5,670	5,177
Other interest	207	221	165

Total	19,072	18,624	17,430

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

28    Income from financial assets and liabilities carried at fair value through income (net)

	Property- Casualty	Life/ Health	Banking	Asset Management	Corporate	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2008
Income (expenses) from financial assets and liabilities held for trading	(33)	1,082	(5)	(7)	135	(339)	833
Expense from financial assets designated at fair value through income	(112)	(2,108)	—	(236)	(24)	—	(2,480)
Income from financial liabilities designated at fair value through income	—	—	—	—	—	—	—
Income from financial liabilities for puttable equity instruments (net)	29	765	—	166	1	—	961

Total	(116)	(261)	(5)	(77)	112	(339)	(686)

2007
Income (expenses) from financial assets and liabilities held for trading	(51)	(1,337)	2	—	44	(37)	(1,379)
Income from financial assets designated at fair value through income	150	345	—	64	7	(8)	558
Income from financial liabilities designated at fair value through income	3	11	—	—	—	(1)	13
Income (expenses) from financial liabilities for puttable equity instruments (net)	(17)	41	—	(33)	—	—	(9)

Total	85	(940)	2	31	51	(46)	(817)

2006
Income (expenses) from financial assets and liabilities held for trading	83	(808)	45	7	(274)	52	(895)
Income (expenses) from financial assets designated at fair value through income	121	742	—	(105)	5	—	763
Expenses from financial liabilities designated at fair value through income	(1)	(2)	—	—	—	1	(2)
Income (expenses) from financial liabilities for puttable equity instruments (net)	(14)	(293)	—	136	(65)	—	(236)

Total	189	(361)	45	38	(334)	53	(370)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Income from financial assets and liabilities held for trading (net)

Life/Health Segment

Income from financial assets and liabilities held for trading for the year ended December 31, 2008 includes in the Life/ Health segment income of €1,149 mn (2007: expenses of €1,352 mn; 2006: expenses of €834 mn) from derivative financial instruments. This includes income of €1,769 mn (2007: expenses of €756 mn; 2006: expenses of €513 mn) from forward sales of equities and the purchase of forward contracts for fixed-income of German entities. Also included are expenses from derivative financial instruments in the U.S.A. amongst others related to equity-indexed annuity contracts and guaranteed benefits under unit-linked contracts of €1,304 mn (2007: €622 mn; 2006: €350 mn) and income from other derivative financial instruments of €684 mn (2007: income of €26 mn; 2006: income of €29 mn).

Corporate Segment

Income from financial assets and liabilities held for trading for the year ended December 31, 2008, includes in the Corporate segment expenses of €186 mn (2007: €15 mn; 2006: €152 mn) from derivative financial instruments. In 2008 thereof expenses of €166 mn (2007: €15 mn; 2006: €152 mn) are related to financial derivative instruments for which hedge accounting is not applied. This includes income from financial derivative instruments embedded in exchangeable bonds of €133 mn (2007: expenses of €222 mn; 2006: expenses of €570 mn), expenses from derivative financial instruments of €7 mn (2007: income of €164 mn; 2006: income of €290 mn) which partially hedge the exchangeable bonds, however which do not qualify for hedge accounting, and expenses from other derivative financial instruments of €292 mn (2007: income of €43 mn; 2006: income of €128 mn). Additionally income from financial assets and liabilities held for trading for the year ended December 31, 2008 includes income of €324 mn (2007: €60 mn; 2006: expenses of €122 mn) from the hedges of share based compensation plans granted by restricted stock units.

29    Realized gains/losses (net)

	2008	2007	2006
	€ mn	€ mn	€ mn
Realized gains
Available-for-sale investments
Equity securities	5,890	6,852	5,003
Debt securities	716	421	742

Subtotal	6,606	7,273	5,745

Investments in associates and joint ventures1)	158	197	723
Real estate held for investment	268	371	653
Loans to banks and customers	101	52	26

Subtotal	7,133	7,893	7,147

Realized losses
Available-for-sale investments
Equity securities	(2,608)	(577)	(326)
Debt securities	(789)	(1,120)	(737)

Subtotal	(3,397)	(1,697)	(1,063)

Investments in associates and joint ventures2)	(6)	(84)	(4)
Real estate held for investment	(99)	(46)	(134)
Loans to banks and customers	(28)	(58)	(25)

Subtotal	(3,530)	(1,885)	(1,226)

Total	3,603	6,008	5,921

1)	During the year ended December 31, 2008, includes realized gains from the disposal of subsidiaries and businesses of €143 mn (2007: €164 mn; 2006: €567 mn).
2)	During the year ended December 31, 2008, includes realized losses from the disposal of subsidiaries of €1 mn (2007: €83 mn; 2006: €2 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

30     Fee and commission income

	2008			2007			2006
	Segment	Consolidation	Group	Segment	Consolidation	Group	Segment	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	769	(2)	767	703	(2)	701	681	—	681
Service agreements	470	(32)	438	475	(24)	451	318	(37)	281
Investment advisory	8	—	8	—	—	—	15	—	15

Subtotal	1,247	(34)	1,213	1,178	(26)	1,152	1,014	(37)	977

Life/Health
Service agreements	102	(42)	60	174	(15)	159	191	(26)	165
Investment advisory	459	(34)	425	513	(16)	497	423	(28)	395
Other	10	(10)	—	14	(14)	—	16	(16)	—

Subtotal	571	(86)	485	701	(45)	656	630	(70)	560

Banking
Securities business	97	(1)	96	116	(2)	114	127	—	127
Investment advisory	147	(92)	55	215	(145)	70	287	(152)	135
Payment transactions	53	(1)	52	54	(1)	53	40	—	40
Underwriting business	—	—	—	3	—	3	3	—	3
Other	133	(20)	113	140	(6)	134	46	(5)	41

Subtotal	430	(114)	316	528	(154)	374	503	(157)	346

Asset Management
Management fees	3,315	(112)	3,203	3,558	(126)	3,432	3,420	(112)	3,308
Loading and exit fees	257	—	257	313	—	313	341	—	341
Performance fees	83	—	83	206	(1)	205	107	1	108
Other	377	(2)	375	326	(11)	315	318	(6)	312

Subtotal	4,032	(114)	3,918	4,403	(138)	4,265	4,186	(117)	4,069

Corporate
Service agreements	215	(115)	100	198	(92)	106	190	(117)	73
Other	6	(6)	—	—	—	—	—	—	—

Subtotal	221	(121)	100	198	(92)	106	190	(117)	73

Total	6,501	(469)	6,032	7,008	(455)	6,553	6,523	(498)	6,025

31     Other income

	2008	2007	2006
	€ mn	€mn	€ mn
Income from real estate held for own use
Realized gains from disposals of real estate held for own use	374	210	58
Other income from real estate held for own use	11	2	2

Subtotal	385	212	60

Income from non-current assets and disposal groups held-for-sale	—	4	1
Other	23	1	—

Total	408	217	61

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

32    Income and expenses from fully consolidated private equity investments

	manroland AG	Selecta AG	Four Seasons Health Care Ltd.	Other	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
2008
Income
Sales and service revenues	1,727	749	—	40	2,516
Other operating revenues	19	—	—	1	20
Interest income	12	—	—	1	13

Subtotal	1,758	749	—	42	2,549

Expenses
Cost of goods sold	(1,379)	(238)	—	(27)	(1,644)
Commissions	(155)	—	—	—	(155)
General and administrative expenses	(87)	(391)	—	(3)	(481)
Other operating expenses	(96)	—	—	—	(96)
Interest expenses	(17)	(73)	—	(4)	(94)

Subtotal	(1,734)	(702)	—	(34)	(2,470)

Total	24	47	—	8	79

2007
Income
Sales and service revenues	1,936	375	—	22	2,333
Other operating revenues	21	—	—	—	21
Interest income	13	—	—	—	13

Subtotal	1,970	375	—	22	2,367

Expenses
Cost of goods sold	(1,526)	(234)	—	(3)	(1,763)
Commissions	(164)	—	—	—	(164)
General and administrative expenses	(218)	(106)	—	—	(324)
Other operating expenses	—	—	—	—	—
Interest expenses	(26)	(40)	—	—	(66)

Subtotal	(1,934)	(380)	—	(3)	(2,317)

Total	36	(5)	—	19	50

2006
Income
Sales and service revenues	1,044	—	327	—	1,371
Other operating revenues	15	—	—	—	15
Interest income	5	—	1	—	6

Subtotal	1,064	—	328	—	1,392

Expenses
Cost of goods sold	(849)	—	—	—	(849)
Commissions	(71)	—	—	—	(71)
General and administrative expenses	(40)	—	(264)	—	(304)
Other operating expenses	(93)	—	—	—	(93)
Interest expenses	(14)	—	(50)	—	(64)

Subtotal	(1,067)	—	(314)	—	(1,381)

Total	(3)	—	14	—	11

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

33    Claims and insurance benefits incurred (net)

	Property-Casualty	Life/Health	Consolidation	Total
	€ mn	€ mn	€ mn	€ mn
2008
Gross
Claims and insurance benefits paid	(27,656)	(20,057)	13	(47,700)
Change in loss and loss adjustment expenses	(501)	(89)	3	(587)

Subtotal	(28,157)	(20,146)	16	(48,287)

Ceded
Claims and insurance benefits paid	2,521	490	(13)	2,998
Change in loss and loss adjustment expenses	(350)	(17)	(3)	(370)

Subtotal	2,171	473	(16)	2,628

Net
Claims and insurance benefits paid	(25,135)	(19,567)	—	(44,702)
Change in loss and loss adjustment expenses	(851)	(106)	—	(957)

Total	(25,986)	(19,673)	—	(45,659)

2007
Gross
Claims and insurance benefits paid	(27,955)	(18,258)	9	(46,204)
Change in loss and loss adjustment expenses	(176)	(34)	5	(205)

Subtotal	(28,131)	(18,292)	14	(46,409)

Ceded
Claims and insurance benefits paid	3,070	711	(9)	3,772
Change in loss and loss adjustment expenses	(424)	(56)	(5)	(485)

Subtotal	2,646	655	(14)	3,287

Net
Claims and insurance benefits paid	(24,885)	(17,547)	—	(42,432)
Change in loss and loss adjustment expenses	(600)	(90)	—	(690)

Total	(25,485)	(17,637)	—	(43,122)

2006
Gross
Claims and insurance benefits paid	(27,132)	(18,485)	27	(45,590)
Change in loss and loss adjustment expenses	104	(35)	(2)	67

Subtotal	(27,028)	(18,520)	25	(45,523)

Ceded
Claims and insurance benefits paid	3,130	777	(27)	3,880
Change in loss and loss adjustment expenses	(774)	118	2	(654)

Subtotal	2,356	895	(25)	3,226

Net
Claims and insurance benefits paid	(24,002)	(17,708)	—	(41,710)
Change in loss and loss adjustment expenses	(670)	83	—	(587)

Total	(24,672)	(17,625)	—	(42,297)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

34     Change in reserves for insurance and investment contracts (net)

	Property-Casualty	Life/Health	Consolidation	Total
	€ mn	€ mn	€ mn	€ mn
2008
Gross
Aggregate policy reserves	(154)	(4,045)	(1)	(4,200)
Other insurance reserves	7	(89)	—	(82)
Expenses for premium refunds	142	(1,118)	(22)	(998)

Subtotal	(5)	(5,252)	(23)	(5,280)

Ceded
Aggregate policy reserves	(18)	110	2	94
Other insurance reserves	10	9	—	19
Expenses for premium refunds	16	11	—	27

Subtotal	8	130	2	140

Net
Aggregate policy reserves	(172)	(3,935)	1	(4,106)
Other insurance reserves	17	(80)	—	(63)
Expenses for premium refunds	158	(1,107)	(22)	(971)

Total	3	(5,122)	(21)	(5,140)

2007
Gross
Aggregate policy reserves	(233)	(4,868)	—	(5,101)
Other insurance reserves	24	(260)	—	(236)
Expenses for premium refunds	(163)	(5,255)	(78)	(5,496)

Subtotal	(372)	(10,383)	(78)	(10,833)

Ceded
Aggregate policy reserves	16	92	—	108
Other insurance reserves	2	5	—	7
Expenses for premium refunds	15	18	—	33

Subtotal	33	115	—	148

Net
Aggregate policy reserves	(217)	(4,776)	—	(4,993)
Other insurance reserves	26	(255)	—	(229)
Expenses for premium refunds	(148)	(5,237)	(78)	(5,463)

Total	(339)	(10,268)	(78)	(10,685)

2006
Gross
Aggregate policy reserves	(291)	(4,307)	(1)	(4,599)
Other insurance reserves	31	(78)	—	(47)
Expenses for premium refunds	(211)	(6,136)	(426)	(6,773)

Subtotal	(471)	(10,521)	(427)	(11,419)

Ceded
Aggregate policy reserves	29	(38)	2	(7)
Other insurance reserves	2	11	—	13
Expenses for premium refunds	15	23	—	38

Subtotal	46	(4)	2	44

Net
Aggregate policy reserves	(262)	(4,345)	1	(4,606)
Other insurance reserves	33	(67)	—	(34)
Expenses for premium refunds	(196)	(6,113)	(426)	(6,735)

Total	(425)	(10,525)	(425)	(11,375)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

35    Interest expenses

	2008	2007	2006
	€ mn	€ mn	€ mn
Liabilities to banks and customers	(753)	(882)	(488)
Deposits retained on reinsurance ceded	(71)	(101)	(120)
Certificated liabilities	(411)	(479)	(400)
Participating certificates and subordinated liabilities	(492)	(438)	(422)
Other	(166)	(170)	(203)

Total	(1,893)	(2,070)	(1,633)

36    Loan loss provisions

	2008	2007	2006
	€ mn	€ mn	€ mn
Additions to allowances including direct impairments	(121)	(110)	(69)
Amounts released	35	58	55
Recoveries on loans previously impaired	27	34	9

Total	(59)	(18)	(5)

37    Impairments of investments (net)

	2008	2007	2006
	€ mn	€ mn	€ mn
Impairments
Available-for-sale investments
Equity securities	(8,736)	(1,154)	(471)
Debt securities1)	(698)	(26)	(83)

Subtotal	(9,434)	(1,180)	(554)

Held-to-maturity investments	—	—	(8)
Investments in associates and joint ventures	(71)	(2)	(1)
Real estate held for investment	(128)	(23)	(2)

Subtotal	(9,633)	(1,205)	(565)

Reversals of impairments
Available-for-sale investments
Debt securities	84	13	1
Held-to-maturity investments	—	—	1
Real estate held for investment	54	7	3

Subtotal	138	20	5

Total	(9,495)	(1,185)	(560)

1)	Impairments on available-for-sale debt securities include impairments of asset-backed securities of €0.4 mn for the Property-Casualty segment and €15.6 mn for the Life/Health segment.

38    Investment expenses

	2008	2007	2006
	€ mn	€ mn	€ mn
Investment management expenses	(429)	(432)	(493)
Depreciation from real estate held for investment	(165)	(183)	(210)
Other expenses from real estate held for investment	(177)	(259)	(245)
Foreign currency gains and losses (net)
Foreign currency gains	1,255	687	473
Foreign currency losses	(1,129)	(850)	(580)

Subtotal	126	(163)	(107)

Total	(645)	(1,037)	(1,055)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

39     Acquisition and administrative expenses (net)

	2008			2007			2006
	Segment	Consolidation	Group	Segment	Consolidation	Group	Segment	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Acquisition costs
Incurred	(7,731)	—	(7,731)	(7,690)	—	(7,690)	(7,515)	—	(7,515)
Commissions and profit received on reinsurance business ceded	643	(5)	638	671	(2)	669	717	(1)	716
Deferrals of acquisition costs	4,146	—	4,146	4,511	—	4,511	3,983	—	3,983
Amortization of deferred acquisition costs	(4,089)	—	(4,089)	(4,384)	—	(4,384)	(3,843)	—	(3,843)

Subtotal	(7,031)	(5)	(7,036)	(6,892)	(2)	(6,894)	(6,658)	(1)	(6,659)

Administrative expenses	(3,325)	6	(3,319)	(3,724)	64	(3,660)	(3,932)	81	(3,851)

Subtotal	(10,356)	1	(10,355)	(10,616)	62	(10,554)	(10,590)	80	(10,510)

Life/Health
Acquisition costs
Incurred	(3,829)	5	(3,824)	(3,851)	3	(3,848)	(3,928)	—	(3,928)
Commissions and profit received on reinsurance business ceded	83	—	83	146	—	146	150	—	150
Deferrals of acquisition costs	2,437	—	2,437	2,526	—	2,526	2,771	—	2,771
Amortization of deferred acquisition costs	(1,392)	—	(1,392)	(1,643)	—	(1,643)	(1,772)	—	(1,772)

Subtotal	(2,701)	5	(2,696)	(2,822)	3	(2,819)	(2,779)	—	(2,779)

Administrative expenses	(1,674)	(5)	(1,679)	(1,766)	(72)	(1,838)	(1,658)	(19)	(1,677)

Subtotal	(4,375)	—	(4,375)	(4,588)	(69)	(4,657)	(4,437)	(19)	(4,456)

Banking
Personnel expenses	(264)	1	(263)	(252)	—	(252)	(254)	—	(254)
Non-personnel expenses	(288)	6	(282)	(337)	20	(317)	(296)	17	(279)

Subtotal	(552)	7	(545)	(589)	20	(569)	(550)	17	(533)

Asset Management
Personnel expenses	(1,441)	—	(1,441)	(1,705)	—	(1,705)	(1,657)	—	(1,657)
Non-personnel expenses	(798)	13	(785)	(686)	16	(670)	(629)	16	(613)

Subtotal	(2,239)	13	(2,226)	(2,391)	16	(2,375)	(2,286)	16	(2,270)

Corporate
Administrative expenses	(444)	23	(421)	(642)	9	(633)	(655)	(44)	(699)

Subtotal	(444)	23	(421)	(642)	9	(633)	(655)	(44)	(699)

Total	(17,966)	44	(17,922)	(18,826)	38	(18,788)	(18,518)	50	(18,468)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

40     Fee and commission expenses

	2008			2007			2006
	Segment	Consolidation	Group	Segment	Consolidation	Group	Segment	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	(606)	—	(606)	(615)	1	(614)	(487)	1	(486)
Service agreements	(535)	34	(501)	(352)	16	(336)	(231)	27	(204)
Investment advisory	—	—	—	—	—	—	(3)	2	(1)

Subtotal	(1,141)	34	(1,107)	(967)	17	(950)	(721)	30	(691)

Life/Health
Service agreements	(66)	41	(25)	(45)	18	(27)	(88)	27	(61)
Investment advisory	(187)	19	(168)	(164)	6	(158)	(135)	19	(116)

Subtotal	(253)	60	(193)	(209)	24	(185)	(223)	46	(177)

Banking
Securities business	(7)	—	(7)	(10)	—	(10)	(9)	—	(9)
Investment advisory	(128)	—	(128)	(169)	3	(166)	(178)	3	(175)
Payment transactions	(8)	—	(8)	(5)	—	(5)	(6)	—	(6)
Other	(50)	1	(49)	(49)	5	(44)	(42)	10	(32)

Subtotal	(193)	1	(192)	(233)	8	(225)	(235)	13	(222)

Asset Management
Commissions	(794)	298	(496)	(948)	435	(513)	(953)	427	(526)
Other	(364)	14	(350)	(322)	5	(317)	(309)	4	(305)

Subtotal	(1,158)	312	(846)	(1,270)	440	(830)	(1,262)	431	(831)

Corporate
Service agreements	(170)	6	(164)	(130)	7	(123)	(127)	8	(119)

Subtotal	(170)	6	(164)	(130)	7	(123)	(127)	8	(119)

Total	(2,915)	413	(2,502)	(2,809)	496	(2,313)	(2,568)	528	(2,040)

41     Other expenses

	2008	2007	2006
	€ mn	€ mn	€ mn
Expenses from real estate held for own use
Realized losses from disposals of real estate held for own use	(1)	(4)	(9)
Impairments of real estate held for own use	(9)	(10)	(3)

Subtotal	(10)	(14)	(12)

Other	(2)	(3)	(1)

Total	(12)	(17)	(13)

42    Income taxes

	2008	2007	2006
	€ mn	€ mn	€ mn
Current income tax expense
Germany	(181)	(371)	434
Other countries	(925)	(2,066)	(1,886)

Subtotal	(1,106)	(2,437)	(1,452)

Deferred income tax expense
Germany	(575)	149	155
Other countries	394	(284)	(423)

Subtotal	(181)	(135)	(268)

Total	(1,287)	(2,572)	(1,720)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

During the year ended December, 31, 2008, current income tax expense included an expense of €6 mn (2007: an income of €20 mn; 2006: an income €82 mn) related to prior years.

Of the deferred tax charge for the year ended December 31, 2008, an expense of €387 mn (2007: expense of €463 mn; 2006: income of €485 mn) is attributable to the recognition of deferred taxes on temporary differences and an income of €227 mn (2007: an expense of €14 mn; 2006: an expense €747 mn) is attributable to tax losses carried forward. Additionally, changes of applicable tax rates due to changes in tax law produced deferred tax expense of €21 mn (2007 income of €341 mn; 2006 expense of €5 mn). In 2007, in this amount is included a tax income of €291 mn resulting from the German corporate tax reform. Current and deferred tax benefit included in shareholders’ equity during the year ended December 31, 2008, amounted to €1,084 mn (2007: €870 mn; 2006: €740 mn).

The recognized income tax expense for the year ended December 31, 2008, is €312 mn (2007: €557 mn; 2006: €1,183 mn) lower than the expected income tax expense. The following table shows the reconciliation from the expected income tax expense of the Allianz Group to the effectively recognized tax expense. The Allianz Group’s reconciliation is a summary of the individual company-related reconciliations, which are based on the respective country-specific tax rates after taking into consideration consolidation effects with impact on the group result. The expected tax rate for domestic Allianz Group companies applied in the reconciliation includes corporate tax, trade tax and the solidarity surcharge and amounts to 31.00% (2007: 26.38%; 2006: 26.38%, including corporate tax and solidarity surcharge in both prior periods). The German corporate tax reform in 2007 led to a decrease of corporate tax rate and an increase of trade tax rate. Due to the increased relative weight of trade tax and because trade tax ceased to be deductible for corporate tax purposes, trade tax has been included into the expected tax rate in reconciliations of the German Allianz companies.

The effective tax rate is determined on the basis of the effective income tax expense on income before income taxes and minority interests in earnings.

	2008	2007	2006
	€ mn	€ mn	€ mn
Income before income taxes and minority interests in earnings
Germany	3,393	2,367	1,554
Other countries	2,080	8,196	8,009

Total	5,473	10,563	9,563

Expected income tax rate in %	29.2%	29.6%	30.4%
Expected income tax expense	1,599	3,129	2,903
Municipal trade tax and similar taxes	166	405	151
Net tax exempt income	(469)	(592)	(773)
Effects of tax losses	28	(17)	(29)
Effects of German tax law changes	—	(291)	(521)
Other	(37)	(62)	(11)

Income taxes	1,287	2,572	1,720

Effective tax rate in %	23.5%	24.4%	18.0%

The effects of German tax law changes stem, in 2007, from decrease in tax rates due to German corporate tax reform and, in 2006, from the capitalization of corporate tax credits due to the German Reorganization Tax Act (“SEStEG”).

During the year ended December 31, 2008, a deferred tax expense of €5 mn (2007: €8 mn; 2006: €—mn) was recognized due to devaluation of deferred tax assets on tax losses carried forward. Due to the use of tax losses carried forward for which no deferred tax asset was recognized, the current income tax expense diminished by €19 mn (2007: €43 mn; 2006: €27 mn). The recognition of deferred tax assets on tax losses carried forward from earlier periods, for which no deferred taxes had yet been recognized or which had been devalued resulted in a deferred tax income of €4 mn (2007: €4 mn; 2006: €12 mn). The non-recognition of deferred taxes on tax losses for the current fiscal year increased the tax expense by €46 mn (2007: €22 mn; 2006: €10 mn). The above mentioned effects are shown in the reconciliation statement as “effects of tax losses”.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The tax rates used in the calculation of the Allianz Group deferred taxes are the applicable national rates, which in 2008 ranged from 10.0% to 42.05%. Changes to tax rates already adopted on December 31, 2008, are taken into account.

Deferred taxes on losses carried forward are recognized as an asset to the extent sufficient future taxable profits are available for realization.

Deferred tax assets and liabilities

As of December 31,	20081)	20071)
	€ mn	€ mn
Deferred tax assets
Financial assets carried at fair value through income	225	166
Investments	4,080	2,501
Deferred acquisition costs	473	546
Other assets	833	932
Intangible assets	156	167
Tax losses carried forward	2,060	4,041
Insurance reserves	3,845	3,610
Pensions and similar obligations	177	357
Other liabilities	712	1,325

Total deferred tax assets	12,561	13,645

Non recognition or valuation allowance for deferred tax assets on tax losses carried forward	(197)	(814)
Effect of netting	(8,368)	(8,060)

Net deferred tax assets	3,996	4,771

Deferred tax liabilities
Financial assets carried at fair value through income	50	543
Investments	3,090	3,191
Deferred acquisition costs	4,531	3,746
Other assets	680	751
Intangible assets	115	349
Insurance reserves	2,465	2,389
Pensions and similar obligations	226	231
Other liabilities	1,044	833

Total deferred tax liabilities	12,201	12,033

Effect of netting	(8,368)	(8,060)

Net deferred tax liabilities	3,833	3,973

Net deferred tax assets/(liabilities)	163	798

1)

Compared to the presentation in prior years notes to the financial statements, the presentation of the individual positions in the above table has been changed in order to better refer to the individual underlying balance sheet positions.

Taxable temporary differences associated with investments in Allianz Group companies, for which no deferred tax liabilities are recognized because Allianz is able to control the timing of their reversal and they will not reverse in the foreseeable future amount to €267 mn (2007: €343 mn). Deductible temporary differences arising from investments in Allianz Group companies, for which no deferred tax assets are recognized because it is not probable that they reverse in the foreseeable future amount to €219 mn (2007: €588 mn).

Tax losses carried forward

Tax losses carried forward at December 31, 2008, of €8,856 mn (2007: €7,169 mn) result in recognition of deferred tax assets to the extent there is sufficient certainty that the unused tax losses will be utilized. €8,244 mn (2007: €6,618 mn) of the tax losses carried forward can be utilized without time limitation. The Allianz Group believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize its deferred tax assets.

Tax losses carried forward are scheduled according to their expiry periods as follows:

2008
€ mn
2009	13
2010	26
2011	61
2012	39
2013	92
2014	17
2015	134
2016	34
2017	7
2018	55
>10 years	134
Unlimited	8,244

Total	8,856

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Other Information

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Property-Casualty, Life/Health and Corporate Segments

As of December 31,	2008						2007
	Maturity by notional amount			Notional principal amounts	Positive fair values	Negative fair values	Notional principal amounts	Positive fair values	Negative fair values
	Up to 1 year	1–5 years	Over 5 years
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest rate contracts, consisting of:
OTC
Forwards	450	575	702	1,727	38	(47)	13,061	10	(370)
Swaps	541	7,084	3,988	11,613	429	(166)	31,932	160	(87)
Swaptions	465	200	—	665	4	—	920	46	(17)
Caps	481	7,130	11	7,622	—	(29)	8,155	—	(50)
Floors	—	—	129	129	1	—	106	—	—
Options	—	20	—	20	—	(1)	13	—	—
Exchange traded
Futures	2,297	—	—	2,297	23	(1)	15,720	67	(62)
Options	—	—	—	—	—	—	21	—	—

Subtotal	4,234	15,009	4,830	24,073	495	(244)	69,928	283	(586)

Equity index contracts, consisting of:
OTC
Forwards	1,647	1,225	—	2,872	520	(381)	5,851	39	(2,151)
Swaps	339	—	—	339	122	—	485	12	(19)
Floors	—	—	—	—	—	—	5	5	—
Options1)	49,494	1,055	2,245	52,794	1,227	(5,567)	61,382	1,029	(4,493)
Warrants	—	—	—	—	—	—	13	13	—
Structured Note	5	—	—	5	4	—	—	—	—
Exchange traded
Futures	2,312	—	—	2,312	21	(15)	8,520	24	(97)
Options	48	—	—	48	14	—	3	—	(1)
Forwards	—	—	—	—	—	—	450	—	(428)
Warrants	—	19	1	20	9	—	1	3	—

Subtotal	53,845	2,299	2,246	58,390	1,917	(5,963)	76,710	1,125	(7,189)

Foreign exchange contracts, consisting of:
OTC
Forwards	11,529	109	20	11,658	550	(48)	6,026	61	(32)
Swaps	800	304	417	1,521	15	(59)	272	10	(21)
Options	11	—	—	11	—	—	71	2	(10)

Subtotal	12,340	413	437	13,190	565	(107)	6,369	73	(63)

Credit contracts, consisting of:
OTC
Swaps	414	1,841	524	2,779	46	(55)	1,936	6	(7)
Exchange traded
Swaps	—	—	—	—	—	—	257	3	—

Subtotal	414	1,841	524	2,779	46	(55)	2,193	9	(7)

Total	70,833	19,562	8,037	98,432	3,023	(6,369)	155,200	1,490	(7,845)

1)	As of December 31, 2008, includes embedded derivatives related to equity-indexed annuities with negative fair values of €5,163 mn (2007: €4,327 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Banking and Asset Management Segments

As of December 31,	2008						2007
	Maturity by notional amount			Notional principal amounts	Positive fair values	Negative fair values	Notional principal amounts	Positive fair values	Negative fair values
	Up to 1 year	1–5 years	Over 5 years
	€ mn	€ mn	€ mn	€ mn	€mn	€ mn	€ mn	€ mn	€ mn
Interest rate contracts, consisting of:
OTC
Forwards	—	—	—	—	—	—	58,151	43	(33)
Swaps	821	359	1,164	2,344	9	(67)	3,474,925	43,098	(41,487)
Swaptions	—	—	—	—	—	—	98,242	750	(1,928)
Caps	23	71	12	106	—	—	56,982	200	(300)
Floors	—	—	—	—	—	—	27,762	147	(119)
Options	—	—	—	—	—	—	1,088	35	(20)
Other	—	—	—	—	—	—	10,170	819	(579)
Exchange traded
Futures	354	—	—	354	2	—	110,309	1	(1)
Options	13	—	—	13	—	—	459,300	1,432	(1,254)

Subtotal	1,211	430	1,176	2,817	11	(67)	4,296,929	46,525	(45,721)

Equity index contracts, consisting of:
OTC
Swaps	—	—	—	—	—	—	28,209	1,042	(1,246)
Options	39	—	—	39	15	—	197,255	11,080	(12,033)
Warrants	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	25	2	(117)
Exchange traded
Futures	—	—	—	—	—	—	8,706	—	—
Options	215	—	—	215	10	(6)	144,162	6,197	(5,948)

Subtotal	254	—	—	254	25	(6)	378,357	18,321	(19,344)

Foreign exchange contracts, consisting of:
OTC
Forwards	279	67	—	346	21	(10)	491,009	6,358	(6,139)
Swaps	—	—	—	—	—	—	93,415	4,128	(3,203)
Options	7	22	—	29	—	—	273,558	2,978	(3,165)
Warrants	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	39	—	—
Exchange traded
Futures	—	—	—	—	—	—	4,305	21	(15)
Options	—	—	—	—	—	—	1,200	13	(4)

Subtotal	286	89	—	375	21	(10)	863,526	13,498	(12,526)

Credit contracts, consisting of:
OTC
Credit default swaps	—	—	—	—	—	—	1,140,527	11,525	(10,993)
Total return swaps	—	—	—	—	—	—	12,879	430	(857)

Subtotal	—	—	—	—	—	—	1,153,406	11,955	(11,850)

Other contracts, consisting of:
OTC
Precious metals	—	—	—	—	—	—	15,044	736	(640)
Options	—	—	—	—	—	—	3,932	554	(583)
Other	—	—	—	—	—	—	155	—	(25)
Exchange traded
Futures	—	—	—	—	—	—	2,197	—	—
Options	—	—	—	—	—	—	—	—	—

Subtotal	—	—	—	—	—	—	21,328	1,290	(1,248)

Total	1,751	519	1,176	3,446	57	(83)	6,713,546	91,589	(90,689)

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Derivative financial instruments used in accounting hedges

The Allianz Group principally uses fair value hedging. Important hedging instruments are equity forward contracts, interest rate swaps, interest rate forwards, currency swaps and currency forwards. Hedging instruments may be implemented for individual transactions (micro hedge) or for a portfolio of similar assets or liabilities (portfolio hedge).

Fair value hedges

The Allianz Group uses fair value hedges to hedge its equity portfolio against equity market risk. The financial instruments used in the related fair value hedges had a total fair value of €902 mn (2007: €(2,050) mn) as of December 31, 2008.

Additionally the Allianz Group uses fair value hedges to protect against the change in the fair value of financial assets due to movements in interest rates or exchange rates. The derivative financial instruments used for the related fair value hedges of the Allianz Group had a total negative fair value as of December 31, 2008 of €39 mn (2007: positive fair value of €168 mn).

For the year ended December 31, 2008, the Allianz Group recognized for fair value hedges a net gain of €2,115 mn (2007: net loss of €462 mn; 2006: net loss of €687 mn) on the hedging instrument and a net loss of €2,027 mn (2007: net gain of €494 mn; 2006: net gain of €698 mn) on the hedged item attributable to the hedged risk.

Cash flow hedges

During the year ended December 31, 2008, cash flow hedges were used to hedge variable cash flows exposed to interest rate and exchange rate fluctuations. As of December 31, 2008, the derivative instruments utilized had a positive fair value of €31 mn (2007: negative fair value of €2 mn). Other reserves in shareholders’ equity increased by €27 mn (2007: €35 mn).

Hedge of net investment in foreign operations

As of December 31, 2008, the Allianz Group hedges part of its USD net investments through the issuance of USD denominated liabilities with a nominal amount of 2.4 bn USD.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

44     Fair value of financial instruments

Fair values and carrying amounts of financial instruments

The following table presents a comparison of the carrying amount and the fair value of the Allianz Group’s classes of financial instruments:

As of December 31,	2008		2007
	Carrying amount	Fair Value	Carrying amount	Fair Value
	€ mn	€ mn	€ mn	€ mn
Financial assets
Cash and cash equivalents	8,958	8,958	31,337	31,337
Financial assets held for trading	2,624	2,624	163,541	163,541
Financial assets designated at fair value through income	11,616	11,616	21,920	21,920
Available-for-sale investments	242,099	242,099	268,001	268,001
Held-to-maturity investments	4,934	5,066	4,659	4,705
Loans and advances to banks and customers	115,655	117,944	396,702	394,741
Financial assets for unit-linked contracts	50,450	50,450	66,060	66,060
Derivative financial instruments and firm commitments included in other assets	1,101	1,101	344	344

Financial liabilities
Financial liabilities held for trading	6,244	6,244	124,083	124,083
Financial liabilities designated at fair value through income	—	—	1,970	1,970
Liabilities to banks and customers	18,451	18,494	336,494	335,394
Investment contracts with policyholders	101,898	101,898	90,404	90,404
Financial liabilities for unit-linked contracts	50,450	50,450	66,060	66,060
Derivative financial instruments and firm commitments included in other liabilities	208	208	2,210	2,210
Financial liabilities for puttable equity instruments	2,718	2,718	4,162	4,162
Certificated liabilities, participation certificates and subordinated liabilities	18,890	17,643	56,894	57,961

The fair value of a financial instrument is defined as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction.

For the following financial instruments, carried at fair value in the consolidated balance sheet, the fair value is determined as described in Note 2 “Summary of significant accounting policies”:

•	Financial assets and liabilities held for trading

•	Financial assets and liabilities designated at fair value through income

•	Available-for-sale investments

•	Financial assets and liabilities for unit-linked contracts

•	Derivative financial instruments and firm commitments included in other assets and other liabilities

•	Investment contracts with policyholders

•	Financial liabilities for puttable equity instruments

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Following is an explanation of the determination of the fair value for financial instruments that are not carried at fair value in the consolidated balance sheet but for which a fair value has to be disclosed under IFRS 7.

Cash and cash equivalents

Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value. They are carried at nominal value, which represents a reasonable estimate of the fair value for these short term financial instruments.

Held-to-maturity investments

The fair value of held-to-maturity investments is determined using the quoted market price as of the balance sheet date.

Loans and advances to banks and customers

For loans and advances to banks and customers quoted market prices are not available as there are no active markets where these instruments are traded. The fair value is determined using generally accepted valuation techniques with actual market parameters. For short-term loans the carrying amount represents a reasonable estimate of the fair value. For long-term loans the fair value is estimated by discounting future contractual cash flows using risk-adjusted discount rates. Additionally, the individually assessed component of the allowance for loan losses and the recoverable amounts of collateral are considered in the fair value determination of loans.

Liabilities to banks and customers

For short-term liabilities the carrying amount represents a reasonable estimate of the fair value. For long-term instruments the fair value is determined by discounting future cash flows. The fair value determination reflects current market interest rates and the credit rating of the Allianz Group.

Certificated liabilities, participation certificates and subordinated liabilities

The fair value of certificated liabilities, participation certificates and subordinated liabilities is determined using quoted market prices, if available. If quoted prices are not available, for short-term liabilities the carrying amount represents a reasonable estimate of the fair value. For long-term instruments the fair value is determined by discounting the remaining contractual future cash flows at a discount-rate at which Allianz Group could issue debt with similar remaining maturity. The fair value determination reflects current market interest rates and the credit rating of the Allianz Group.

Fair value hierarchy of financial instruments

The fair value of a financial instrument is determined using quoted prices for an identical instrument in active markets (Level I). If quoted prices for an identical instrument in active markets are not available, the fair value is determined using valuation-techniques based on observable market data (Level II). Otherwise valuation-techniques are used, for which any significant input is not based on observable market data (Level III).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The following table presents the fair value hierarchy for financial instruments carried at fair value in the consolidated balance sheet as of December 31, 2008.

As of December 31,	2008				2007
	Level I Quoted prices in active markets	Level II Valuation technique -market observable inputs	Level III Valuation technique- non market observable inputs	Total fair value	Total fair value1)
	€ mn	€ mn	€ mn	€ mn	€ mn
Financial assets
Financial assets held for trading	1,020	1,550	54	2,624	163,541
Financial assets designated at fair value through income	7,295	4,129	192	11,616	21,920
Available-for-sale investments	190,820	46,710	4,569	242,099	268,001
Financial assets for unit-linked contracts	47,171	3,279	—	50,450	66,060
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	365	736	—	1,101	344

Total financial assets	246,671	56,404	4,815	307,890	519,866

Financial liabilities
Financial liabilities held for trading	63	1,018	5,163	6,244	124,083
Financial liabilities designated at fair value through income	—	—	—	—	1,970
Investment contracts with policyholders2)	35,117	1,037	174	36,328	35,841
Financial liabilities for unit-linked contracts	47,171	3,279	—	50,450	66,060
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	19	189	—	208	2,210
Financial liabilities for puttable equity instruments	2,718	—	—	2,718	4,162

Total financial liabilities	85,088	5,523	5,337	95,948	234,326

1)	Includes as of December 31, 2007 financial assets with a fair value of €201.8 bn and financial liabilities with a fair value of €140.6 bn related to the disposal group Dresdner Bank.
2)	Excludes Universal Life-Type contracts under U.S. GAAP SFAS 97

For the vast majority of Allianz Group’s financial instruments carried at fair value in the consolidated balance sheet as of December 31, 2008, the fair value is determined using quoted prices in active markets for the identical instrument (Level I).

Available-for-sale investments assigned to Level II included corporate bonds of €23 bn and ABS-related instruments of €16 bn as of December 31, 2008 for which valuation techniques with observable market inputs are used.

The fair value of certain financial instruments is determined using valuation techniques with non market observable input parameters (Level III). Within financial assets designated at fair value through income these instruments comprise investments in private equity of €184 mn. Within available-for-sale investments these instruments relate to investments in private equity of €2.1 bn, investments in corporate bonds of €1.7 bn and corporate asset-backed-securities of €133 mn. Financial liabilities held for trading include €5.2 bn of embedded derivative financial instruments relating to annuity products.

Due to the sale of Dresdner Bank to Commerzbank on January 12, 2009 the table above

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

does not include certain CDOs that Allianz Group has repurchased from Dresdner Bank after the completion of the sale to Commerzbank. The amount of these assets as of December 31, 2008 was €1.1 bn and is presented in non-current assets and assets from disposal groups classified as held-for-sale.

Day one profit

During the year ended December 31, 2008 the Allianz Group did not recognize day one profits. The day one profits of the previous year all related to Dresdner Bank and were reclassified with the related assets to “Non-current assets and assets of disposal groups classified as held-for-sale”.

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

On November 5, 2001, a lawsuit, Silverstein v. Swiss Re International Business Insurance Company Ltd., was filed in the United States District Court for the Southern District of New York against certain insurers and reinsurers, including a subsidiary of Allianz SE which is now named Allianz Global Risks U.S. Insurance Company (AGR U.S.). The complaint sought a determination that the terrorist attack of September 11, 2001 on the World Trade Center constituted two separate occurrences under the alleged terms of various coverages. Allianz SE was indirectly concerned by this lawsuit as reinsurer of AGR U.S. In connection with the terrorist attack of September 11, 2001, the Allianz Group recorded net claims expense of approximately €1.5 bn in 2001 for the Allianz Group on the basis of one occurrence. On October 18, 2006, the United States Court of Appeals for the Second Circuit of New York affirmed an earlier lower court decision in 2004 that had determined that the World Trade Center attack constituted two occurrences under the alleged terms of various coverages. On May 23, 2007, following a court-ordered mediation, AGR U.S. reached a settlement with Silverstein Properties regarding the disputed insurance claims. The settlement amount is within our set case reserve and secured by letters of credit from SCOR, which is a reinsurer of AGR U.S. for the relevant insurance policy. On May 24, 2007, SCOR announced that it considers the settlement agreed between AGR U.S. and Silverstein Properties to not respect the terms and conditions of the Certificate of Reinsurance between SCOR and AGR U.S. and referred the case to arbitration as contemplated under the Certificate of Reinsurance. The arbitration proceeding commenced in October 2007 and discovery is ongoing. Management does not expect any material negative financial impact for Allianz from such arbitration.

On May 24, 2002, pursuant to a statutory squeeze-out procedure, the general meeting of Dresdner Bank AG resolved to transfer shares from its minority shareholders to Allianz as principal shareholder in return for payment of a cash settlement amounting to €51.50 per share. The amount of the cash settlement was established by

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Allianz on the basis of an expert opinion, and its adequacy was confirmed by a court appointed auditor. Some of the former minority shareholders applied for a court review of the appropriate amount of the cash settlement in a mediation procedure (“Spruchverfahren”), which is pending with the district court (“Landgericht”) of Frankfurt. The Allianz Group believes that a claim to increase the cash settlement does not exist. In the event that the court were to determine a higher amount as an appropriate cash settlement, this would affect all of the approximately 16 mn shares that were transferred to Allianz.

Allianz Global Investors of America L.P. and certain of its subsidiaries have been named as defendants in multiple civil U.S. lawsuits commenced as putative class actions and other proceedings related to matters involving market timing in the mutual fund industry. These lawsuits have been consolidated into and transferred to a multi-district litigation proceeding in the U.S. District Court for the District of Maryland. The potential outcomes cannot be predicted at this time, but management currently does not expect any material negative financial outcome from these matters for the Allianz Group.

Two nearly identical class action civil complaints were filed against Pacific Investment Management Company LLC (PIMCO), a subsidiary of Allianz Global Investors of America L.P., in August 2005, in the Northern District of Illinois Eastern Division. The complaints alleged that the plaintiffs each purchased and sold a 10-year Treasury note futures contract and suffered damages from an alleged shortage when PIMCO held both physical and futures positions in 10-year Treasury notes for its client accounts. The two actions have been consolidated into one single action and the two separate complaints have been replaced by a consolidated complaint, which claims that PIMCO violated the federal Commodity Exchange Act by engaging in market manipulation. In addition to PIMCO as a named defendant, PIMCO Funds has been added as a defendant to the consolidated action. In July 2007, the court granted class certification of a class consisting of those persons who purchased futures contracts to offset short positions between May 9, 2005 and June 30, 2005. In December 2007, the U.S. Court of Appeals for the Seventh Circuit

granted the petition of PIMCO and PIMCO Funds for leave to appeal the class certification ruling. That appeal is pending. Management currently believes the complaint is without merit but the outcome of this action cannot be predicted at this time.

The U.S. Department of Justice has alleged False Claims Act violations related to Fireman’s Fund Insurance Company’s (FFIC) involvement as a provider of federal crop insurance from 1997 to 2003. The majority of the allegations concern falsified documentation in FFIC’s Lambert, Mississippi and Modesto, California field offices. Two former FFIC claims employees and one contract adjuster have pled guilty to assisting farmers in asserting fraudulent crop claims. In November 2006, the U.S. Department of Justice proposed to FFIC a resolution of all civil, criminal and administrative allegations in the form of an offer to settle. Discussions between FFIC and the U.S. Department of Justice are continuing and the outcome of this matter cannot be predicted at this stage.

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

Allianz Life Insurance Company of North America (“Allianz Life”) has been named as a defendant in various putative class action lawsuits, mainly in Minnesota and California, in connection with the marketing and sale of deferred annuity products. One lawsuit in Minnesota and three in California are currently pending as certified class actions. The complaints allege that the defendant engaged in, among other practices, deceptive trade practices and misleading advertising in connection with the sale of such products. The Minnesota

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

lawsuit alleges violation of the Minnesota Consumer Fraud and Deceptive and Unlawful Trade Practices Act. The pending lawsuits have not yet progressed to a stage at which a potential outcome or exposure can be determined.

Other contingencies

In accordance with Section 5(10) of the Statutes of the Joint Fund for Securing Customer Deposits (“Einlagensicherungsfonds”), Allianz SE has undertaken to indemnify the Federal Association of German Banks (“Bundesverband deutscher Banken e.V.”) for any losses it may incur by reason of supporting measures taken in favour of Oldenburgische Landesbank AG (OLB), Münsterländische Bank Thie & Co.KG and Bankhaus W. Fortmann & Söhner KG.

With the sale of Dresdner Bank becoming effective on January 12, 2009, Allianz terminated the idemnification undertaking issued in 2001 in favour of the Federal Association of German Banks with respect to Dresdner Bank. As a result, the indemnification is only relevant for supporting measures that are based on facts that were already existing at the time of the termination.

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

As of December 31,	2008	2007
	€ mn	€ mn
Advances	160	34,065
Stand-by facilities	29	1,635
Guarantee credits	3	1,604
Discount credits	—	64
Mortgage loans/public-sector loans	85	527

Total	277	37,895

Leasing commitments

The Allianz Group occupies property in many locations under various long-term operating leases and has entered into various operating leases covering the long-term use of data processing equipment and other office equipment.

As of December 31, 2008, the future minimum lease payments under non-cancelable operating leases were as follows:

2008
€ mn
2009	261
2010	253
2011	217
2012	196
2013	175
Thereafter	1,108

Subtotal	2,210
Subleases	(43)

Total	2,167

Rental expense net of sublease rental income received of €10 mn, for the year ending December 31, 2008, was €253 mn (2007: €429 mn; 2006: €518 mn).

Purchase obligations

The Allianz Group has commitments for mortgage loans and to buy multi-tranche loans of €5,102 mn (2007: €4,489 mn) as well as to invest in private equity funds totaling €2,455 mn (2007: €2,045 mn) as of December 31, 2008. As of December 31, 2008, commitments outstanding to purchase real estate used by third-parties and owned by the Allianz Group used for its own activities amounted to €650 mn (2007: €219 mn). As of December 31, 2008, commitments outstanding to purchase items of equipment amounted to €3 mn (2007: €197 mn). In addition, as of December 31, 2008, the Allianz Group has other commitments of €224 mn (2007: €229 mn) relating to maintenance, real estate development, sponsoring and purchase obligations.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Other commitments

Other principal commitments of the Allianz Group include the following:

Pursuant to para. 124 ff. of the German Insurance Supervision Act (“Versicherungsaufsichtsgesetz-VAG”), a mandatory insurance guarantee scheme (“Sicherungsfonds”) for life insurers was implemented in Germany. Each member of the scheme is obliged to make to the scheme annual contributions as well as special payments under certain circumstances. The exact amount of obligations for each member is calculated according to the provisions of a Federal Regulation (“Sicherungsfonds-Finanzierungs-Verordnung (Leben)—SichLVFinV”). As of December 31, 2008, the future liabilities of Allianz Lebensversicherungs-Aktiengesellschaft and its subsidiaries to the insurance guarantee scheme amount to annual contributions of €24 mn (2007: €36 mn) and an obligation for special payments of €95 mn (2007: €85 mn).

In December 2002, Protektor Lebensversicherungs-Aktien-gesellschaft (“Protektor”), a life insurance company whose role is to protect policyholders of all German life insurers, was founded. Allianz Lebensversicherungs-Aktiengesell-schaft and some of its subsidiaries are obligated to provide additional funds either to the mandatory insurance guarantee scheme or to Protektor, in the event that the funds provided to the mandatory insurance guarantee scheme are not sufficient to handle an insolvency case. Such obligation amounts to a maximum of 1% of the sum of the net underwriting reserve with deduction of payments already provided to the insurance guarantee scheme. As of December 31, 2008, and under inclusion of the contributions to the mandatory insurance scheme mentioned above, the aggregate outstanding commitment of Allianz Lebensversicherungs-Aktiengesellschaft and its subsidiaries to the insurance guarantee scheme and to Protektor was €877 mn (2007: €809 mn).

Guarantees

A summary of guarantees issued by the Allianz Group by maturity and related collateral-held is as follows:

	Letters of credit and other financial guarantees	Market value guarantees	Indemni- fication contracts
	€ mn	€ mn	€ mn
2008
Up to 1 year	740	—	7
1-3 years	99	439	15
3-5 years	18	478	—
Over 5 years	38	1,224	134

Total	895	2,141	156

Collateral	25	—	10

2007
Up to 1 year	10,956	59	—
1-3 years	2,371	451	16
3-5 years	2,042	273	—
Over 5 years	994	2,528	244

Total	16,363	3,311	260

Collateral	6,023	—	10

The customers of the letters of credit and of the indemnification contracts have the following external credit ranking:

2008
€ mn
AAA	—
AA	4
A	444
BBB	6
BB	—
B and lower	—
without rating	597

Total	1,051

Letters of credit and other financial guarantees

The majority of the Allianz Group’s letters of credit and other financial guarantees are issued to customers through the normal course of business of the Allianz Group’s Banking segment in return for fee and commission income, which is generally determined based on rates subject to the nominal

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

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

The Allianz Group’s Asset Management segment, in the ordinary course of business, issues market value guarantees in connection with investment trust accounts and mutual funds it manages. The levels of market value guarantees, as well as the maturity dates, differ based on the separate governing agreements of the respective investment trust accounts and mutual funds. As of December 31, 2008, the maximum potential amount of future payments of the market value guarantees was €785 mn (2007: €1,956 mn), which represents the total value guaranteed under the respective agreements including the obligation that would have been due had the investments matured on that date. The fair value of the investment trust accounts and mutual funds related to these guarantees as of December 31, 2008, was €822 mn (2007: €2,151 mn).

The Allianz Group’s banking operations in France, in the ordinary course of business, issue market value and performance-at-maturity guarantees in connection with mutual funds offered by the Allianz Group’s asset management operations in France. The levels of market value and performance-at-maturity guarantees, as well as the maturity dates, differ based on the underlying agreements. In most cases, the same mutual fund offers both a market value guarantee and a performance-at-maturity guarantee. Additionally, the performance-at-maturity guarantees are generally linked to the performance of an equity index or group of equity indexes. As of December 31, 2008, the maximum potential amount of future payments of the market value and performance-at-maturity guarantees was €1,356 mn (2007: €1,355 mn), which represents the total value guaranteed under the respective agreements. The fair value of the mutual funds related to the market guarantees as of December 31, 2008, was approximately €1,260 mn (2007: €1,316 mn). Such funds generally have a duration of five to eight years.

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

Credit derivatives

Credit derivatives consist of written credit default swaps, which require payment by the Allianz Group in the event of default of debt obligations, as well as written total return swaps, under which the Allianz Group guarantees the performance of the underlying assets. The notional principal amounts and fair values of the Allianz Group’s credit derivative positions as of December 31, 2008 are provided in Note 43.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Assets pledged and collateral

The carrying amount of the assets pledged as collateral where the secured party does not have the right by contract or custom to sell or repledge the assets are as follows:

As of December 31,	2008	2007
	€ mn	€ mn
Investments	175	597
Loans and advances to banks and customers	—	1,663
Financial assets carried at fair value through income	—	4,302

Total	175	6,562

As of December 31, 2008, the Allianz Group has received collateral, consisting of fixed-income and equity securities, with a fair value of €1,672 mn (2007: €212,894 mn), which the Allianz Group has the right to sell or repledge. As of December 31, 2008, €– mn (2007: €156,096 mn) related to collateral that the Allianz Group has received and sold or repledged.

As of December 31, 2008 the Allianz Group took possession of collateral it holds as security with a carrying amount of €– mn. These financial assets will be systematically sold in the market.

47     Pensions and similar obligations

Retirement benefits in the Allianz Group are either in the form of defined benefit or defined contribution plans. Employees, including agents in Germany, are granted such retirement benefits by the various legal entities of the Allianz Group. In Germany, these are primarily defined benefit plans in nature.

For defined benefit plans, the participant is granted a defined benefit by the employer or via an external entity. In contrast to defined contribution arrangements, the future cost to the employer of a defined benefit plan is not known with certainty in advance.

Defined benefit plans

Amounts recognized in the Allianz Group’s consolidated balance sheets for defined benefit plans are as follows:

As of December 31,	2008	2007
	€ mn	€ mn
Prepaid benefit costs	(256)	(402)
Accrued benefit costs	3,867	4,184

Net amount recognized	3,611	3,782

The following table sets forth the changes in the projected benefit obligations, the changes in fair value of plan assets and the net amount recognized for the various Allianz Group defined benefit plans:

	2008	2007
	€ mn	€ mn
Change in projected benefit obligations
Projected benefit obligations as of January 1,	16,142	17,280
Service cost	321	437
Interest cost	672	785
Plan participants’ contributions	65	67
Amendments	41	(23)
Actuarial (gains)/losses	(774)	(1,316)
Foreign currency translation adjustments	(182)	(266)
Benefits paid	(570)	(685)
Changes in the consolidated subsidiaries of the Allianz Group	(38)	(137)
Divestitures1)	(3,430)	—

Projected benefit obligations as of December 31,2)	12,247	16,142

Change in fair value of plan assets
Fair value of plan assets as of January 1,	10,931	10,888
Expected return on plan assets	448	577
Actuarial gains/(losses)	(781)	(331)
Employer contributions	500	342
Plan participants’ contributions	65	67
Foreign currency translation adjustments	(150)	(229)
Benefits paid3)	(321)	(315)
Changes in the consolidated subsidiaries of the Allianz Group	(36)	(68)
Divestitures1)	(2,692)	—

Fair value of plan assets as of December 31,	7,964	10,931

Funded status as of December 31,	4,283	5,211
Unrecognized net actuarial losses	(685)	(1,444)
Unrecognized prior service costs	13	15

Net amount recognized as of December 31,	3,611	3,782

1)	Relates to the reclassification of Dresdner Bank Group to assets / liabilities of disposal groups classified as held for sale.
2)

As of December 31, 2008, includes direct commitments of the consolidated subsidiaries of the Allianz Group of €4,429 mn (2007: €4,953 mn) and commitments through plan assets of €7,818 mn (2007: €11,189 mn).

3)	In addition, the Allianz Group paid €249 mn (2007: €370 mn) directly to plan participants.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

As of December 31, 2008, post-retirement health benefits included in the projected benefit obligation and in the net amount recognized amounted to €60 mn (2007: €109 mn) and €92 mn (2007: €138 mn), respectively.

The net periodic benefit cost related to defined benefit plans of the Allianz Group consists of the following components:

	2008	2007	2006
	€ mn	€ mn	€ mn
Service cost	321	382	417
Interest cost	672	617	571
Expected return on plan assets	(448)	(432)	(407)
Amortization of prior service cost	38	—	(33)
Amortization of net actuarial loss	6	62	84
(Income)/expenses of plan curtailments or settlements	—	(51)	(13)

Net periodic benefit cost1)	589	578	619

1)	2007 and 2006 adjusted due to the reclassification of net periodic benefit costs of Dresdner Bank Group to net income from discontinued operations

During the year ended December 31, 2008, net periodic benefit cost includes net periodic benefit cost related to post-retirement health benefits of €(7) mn (2007: €— mn; 2006: €4 mn).

The actual return on plan assets amounted to €(333) mn, €246 mn and €467 mn during the years ended December 31, 2008, 2007 and 2006.

A summary of amounts related to defined benefit plans is as follows:

	2008	2007	2006
	€ mn	€ mn	€ mn
Projected benefit obligation	12,247	16,142	17,280
Fair value of plan assets	7,964	10,931	10,888
Funded status	4,283	5,211	6,392
Actuarial (gains)/losses from experience adjustments on:
Plan obligations	(42)	(56)	8
Plan assets	781	331	90

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

The weighted average value of the assumptions for the Allianz Group’s defined benefit plans used to determine projected benefit obligation:

As of December 31,	2008	2007
	%	%
Discount rate	5.8	5.5
Rate of compensation increase	2.5	2.6
Rate of pension increase	1.9	1.8

The discount rate assumptions reflect the market yields at the balance sheet date of high-quality fixed-income investments corresponding to the currency and duration of the liabilities.

The weighted average value of the assumptions used to determine net periodic benefit cost:

	2008	2007	2006
	%	%	%
Discount rate	5.5	4.6	4.1
Expected long-term return on plan assets	5.5	5.3	5.3
Rate of compensation increase	2.6	2.6	2.7
Rate of pension increase	1.8	1.5	1.4

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

For the year ended December 31, 2008, the weighted expected long-term return on plan assets was derived from the following target allocation and expected long-term rate of return for each asset category:

	Target allocation	Weighted expected long- term rate of return
	%	%
Equity securities	28.7	7.6
Debt securities	66.4	4.6
Real estate	4.2	4.6
Other	0.7	3.5

Total	100.0	5.5

The determination of the expected long-term rate of return for the individual asset categories is based on capital market surveys.

Plan assets

The defined benefit plans’ weighted average asset allocations by asset category are as follows:

As of December 31,	2008	2007
	%	%
Equity securities	16.2	28.1
Debt securities	78.4	65.1
Real estate	3.6	2.8
Other	1.8	4.0

Total	100.0	100.0

The bulk of the plan assets are held by the Allianz Versorgungskasse VVaG, Munich. This entity insures effectively all employees of the German insurance operations and is not part of the Allianz Group.

Plan assets do not include equity securities issued by the Allianz Group or real estate used by the Allianz Group.

The Allianz Group plans to gradually increase in the long term its actual equity securities allocation for plan assets of defined benefit plans.

Contributions

During the year ending December 31, 2009, the Allianz Group expects to contribute €226 mn to its defined benefit plans and pay €240 mn directly to plan participants of its defined benefit plans.

Defined contribution plans

Defined contribution plans are funded through independent pension funds or similar organizations. Contributions fixed in advance (e.g. based on salary) are paid to these institutions and the beneficiary’s right to benefits exists against the pension fund. The employer has no obligation beyond payment of the contributions.

During the year ended December 31, 2008, the Allianz Group recognized expense for defined contribution plans of €212 mn (2007: €192 mn; 2006: €136 mn). Additionally, the Allianz Group paid contributions for state pension schemes of €317 mn (2007: €294 mn; 2006: €277 mn).

48     Share-based compensation plans

Group Equity Incentives Plans

The Group Equity Incentives Plans (GEI) of the Allianz Group support the orientation of senior management, in particular the Board of Management, toward the long-term increase of the value of the Allianz Group. The GEI include grants of stock appreciation rights (SAR) and restricted stock units (RSU).

Stock appreciation rights

The SARs granted to a plan participant obligate the Allianz Group to pay in cash the excess of the market price of an Allianz SE share over the reference price on the exercise date for each SAR granted. The excess is capped at 150% of the reference price. The reference price represents the average of the closing prices of an Allianz SE share for the ten trading days following the Financial Press Conference of Allianz SE in the year of issue. The SARs vest after two years and expire after seven years. Upon vesting, the SARs may be exercised by the plan participant if the following market conditions are attained:

•	during their contractual term, the market price of Allianz SE share has outperformed the Dow Jones Europe STOXX Price Index at least once for a period of five consecutive trading days; and

•	the Allianz SE market price is in excess of the reference price by at least 20% on the exercise date.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

In addition, upon death of plan participants, a change of control of the Allianz Group or notice for operational reason the SARs vest immediately and will be exercised by the company provided the above market conditions have been attained.

Upon the expiration date, any unexercised SAR will be exercised automatically if the above market conditions have been attained. The SARs are forfeited if the plan participant ceases to be employed by the Allianz Group or if the exercise conditions are not attained by the expiration date.

The fair value of the SARs at grant date is measured using a Cox-Rubinstein binomial tree option pricing model. Volatility was derived from observed historical market prices. In the absence of historical information regarding employee stock appreciation exercise patterns (all plans issued between 2002 and 2008 are significantly “out of the money”), the expected life has been estimated to equal the term to maturity of the SARs.

The following table provides the assumptions used in estimating the fair value of the SARs at grant date:

	2008	2007	2006
Expected volatility	32.0%	27.9%	28.0%
Risk-free interest rate	3.6%	3.9%	4.1%
Expected dividend rate	5.3%	3.0%	1.6%
Share price	€112.83	€158.01	€123,67
Expected life (years)	7	7	7

The SARs are accounted for as cash settled plans by the Allianz Group. Therefore, the Allianz Group accrues the fair value of the SARs as compensation expense over the vesting period. Upon vesting, any changes in the fair value of the unexercised SARs are recognized as compensation expense. During the year ended December 31, 2008, the Allianz Group recognized compensation expense related to the unexercised SARs of €(116) mn (2007: €14 mn; 2006: €102 mn).

As of December 31, 2008, the Allianz Group recorded a liability, in other liabilities, for the unexercised SARs of €37 mn (2007: €182 mn).

Restricted stock units

The RSUs granted to a plan participant obligate the Allianz Group to pay in cash the average market price of an Allianz SE share in the ten trading days preceding the vesting date or issue one Allianz SE share, or other equivalent equity instrument, for each RSU granted. The RSUs vest after five years. The Allianz Group will exercise the RSUs on the first stock exchange day after their vesting date. On the exercise date, the Allianz Group can choose the settlement method for each RSU.

In addition, upon death of plan participants, a change of control of the Allianz Group or notice for operational reason the RSUs vest immediately and will be exercised by the company.

The RSUs are notional stocks without dividend payments. The fair value is calculated by subtracting the net present value of expected future dividend payments until maturity of the RSUs from the prevailing share price as of the valuation date.

The following table provides the assumptions used in calculating the fair value of the RSUs at grant date:

	2008	2007	2006
Average interest rate	3.4%	3.9%	3.8%
Average dividend yield	5.7%	3.2%	1.5%

The RSUs are accounted for as cash settled plans as the Allianz Group intends to settle in cash. Therefore, the Allianz Group accrues the fair value of the RSUs as compensation expense over the vesting period. During the year ended December 31, 2008, the Allianz Group recognized compensation expense related to the nonvested RSUs of €(19) mn (2007: €41 mn; 2006: €68 mn).

As of December 31, 2008, the Allianz Group recorded a liability, in other liabilities, of €87 mn (2007: €209 mn) for the nonvested RSUs.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Share-based compensation plans of subsidiaries of the Allianz Group

PIMCO LLC Class B Unit Purchase Plan

When acquiring AGI L.P. during the year ended December 31, 2000, Allianz SE caused Pacific Investment Management Company LLC (PIMCO LLC) to enter into a Class B Purchase Plan (the “Class B Plan”) for the benefit of members of the management of PIMCO LLC. The plan participants of the Class B Plan have rights to a 15% priority claim on the adjusted operating profits of PIMCO LLC.

The Class B equity units issued under the Class B Plan vest over 3 to 5 years and are subject to repurchase by AGI L.P. upon death, disability or termination of the participant prior to vesting. As of January 1, 2005, AGI L.P. has the right to repurchase, and the participants have the right to cause AGI L.P. to repurchase, a portion of the vested Class B equity units each year. The call or put right is exercisable for the first time 6 months after the initial vesting of each grant. On the repurchase date, the repurchase price will be based upon the determined value of the Class B equity units being repurchased. As the Class B equity units are puttable by the plan participants, the Class B Plan is accounted for as a cash settled plan.

Therefore, the Allianz Group accrues the fair value of the Class B equity units as compensation expense over the vesting period. Upon vesting, any changes in the fair value of the Class B equity units are recognized as compensation expense. During the year ended December 31, 2008, the Allianz Group recognized compensation expense related to the Class B equity units of €185 mn (2007: €362 mn; 2006: €383 mn). In addition, the Allianz Group recognized expense related to the priority claim on the adjusted operating profits of PIMCO LLC of €93 mn (2007: €126 mn; 2006: €140 mn). During the year ended December 31, 2008, the Allianz Group called 27,826 Class B equity units. The total amount paid related to the call of the Class B equity units was €418 mn.

The total recognized compensation expense for Class B equity units that are outstanding is recorded as a liability in other liabilities. As of December 31, 2008, the Allianz Group recorded a liability for the Class B equity units of €1,151 mn (2007: €1,350 mn).

PIMCO LLC Class M-Unit

Allianz Global Investors (AGI) has launched a new management share-based payment incentive plan for certain senior level executives of PIMCO LLC and certain of its affiliates. Participants in the plan are granted options to acquire a new class of equity instruments (M-Units), which vest in one-third increments on approximately the third, fourth and fifth anniversary of the option valuation date. Upon vesting, options will be automatically exercised in a cashless transaction. Participants may elect to defer the receipt of M-Units through the M-Unit Deferral Plan. With the M-Unit Plan, participants can directly participate in PIMCO’s performance. Class M-Units are non-voting common equity with limited information rights. They bear quarterly distributions equal to a pro-rata share of PIMCO’s net distributable income. Deferred M-Units have a right to receive quarterly cash compensation equal to and in lieu of quarterly dividend payments.

The maximum of 250,000 M-Units are authorized for issuance under the M-Unit Plan.

The fair value of the underlying M-Options was measured using the Black-Scholes option-pricing model. Volatility was derived in part by considering the average historical and implied volatility of a select group of peers. The expected life was calculated based upon treating the three vesting tranches (one third in years 3, 4, and 5) as three separate awards.

The following table provides the assumptions used in calculating the fair value of the M-Options at grant date:

2008
Weighted average fair value of options granted	€577.44
Assumptions:
Expected term (years)	3.85
Expected volatility	32.5%
Expected dividends	11.1%
Risk free rate of return	2.7%

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

A summary of the number and weighted average exercise price of the M-Options outstanding and exercisable are as follows:

	Number of options	Weighted average exercise price
		€
Outstanding as of January 1, 2008	—	—
Granted	27,674	6,230.05
Exercised	—	—
Forfeited	(1,142)	6,230.86

Outstanding as of December 31, 2008	26,532	6,230.01

Exercisable as of December 31, 2008	—	—

The aggregate intrinsic value of share options outstanding was €(1) mn for the year ended December 31, 2008.

The M-Units outstanding as of December 31, 2008 have an exercise price between of €6,190.13 and of €6,230.86 and a weighted average remaining contractual life of 4.46 years.

The shares settled by delivery of PIMCO LLC shares are accounted for as equity settled plans by PIMCO LLC. Therefore, PIMCO LLC measures the total compensation expense to be recognized for the equity settled shares based upon their fair value as of the grant date. The total compensation expense is recognized over the vesting period.

During the year ended December 31, 2008, the Allianz Group recorded compensation expense of €2 mn related to these share options.

AGF Group share option plan

The AGF Group has awarded share options on AGF shares to eligible AGF Group executives and managers of subsidiaries, as well as to certain employees, whose performance justified grants. The primary objective of the share option plan is to encourage the retention of key personnel of AGF Group and to link their compensation to the performance of AGF Group.

During the year ended December 31, 2007, Allianz acquired all of the remaining AGF shares from minority shareholders in the context of the Tender Offer and Squeeze-out. Under the terms of an agreement (the “Liquidity Agreement”) between Allianz SE, AGF and the beneficiaries of the AGF share option plans 2003-2006 (AGF employees), Allianz has the right to purchase all AGF shares issued through the exercise of these AGF share option plans after the put period (where the beneficiaries have the right to sell to Allianz). The price payable by Allianz per AGF share is a cash consideration equal to the Allianz 20-day-average share price prior to the date the right to buy or to sell is exercised, multiplied by a ratio representing the consideration proposed in the Tender Offer for each AGF share (€126.43) divided by the Allianz share price on January 16, 2007 (€155.72). This ratio is subject to adjustments in case of transactions impacting Allianz or AGF share capital or net equity. The cash settlement is based upon the initial offer proposed for each AGF share during the Tender Offer. As of December 31, 2007 all shares issued under these plans were fully vested and exercisable.

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

Originally, the AGF share options plans were granted independently from the remuneration plans of the Allianz Group. At their original grant dates, the AGF share options had an exercise price of at least 85% of the then prevailing market price. The original maximum term for the AGF share option plans granted was eight years.

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

During the year ended December 31, 2008, the Allianz Group recognized total compensation expenses related to the modified AGF share option plans of €(33) mn (2007: €15 mn). As of December 31, 2008, the Allianz Group recorded a liability for the AGF plans of €11 mn (2007: €46 mn).

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

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

A summary of the number and weighted average exercise price of the options outstanding and exercisable are as follows:

	Number of options	Weighted average exercise price
		€
Outstanding as of January 1, 2005	2,261,000	13.55
Granted	1,200,000	17.09
Exercised	(2,041,000)	13.47
Forfeited	(467,000)	15.78

Outstanding RAS share options as of December 31, 2005	953,000	17.09
Modification	(953,000)	17.09

Outstanding as of December 31, 2006	—	—

Exercisable as of December 31, 2006	—	—

On the effective date of the merger between Allianz SE and RAS, the RAS share option plan was modified. The outstanding share options, which were granted in 2005, on the date of the merger were replaced with Allianz SE share options on the basis of 1 Allianz SE option for every 5.501 RAS share options outstanding. The outstanding RAS Group options of 953,000 were replaced by 173,241 Allianz SE options. The Allianz SE share options have the same vesting period of 2 years; however, the market conditions noted above were replaced with a performance condition, which was already achieved on the date of the modification.

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

After modification the valuation model for the RAS Group Allianz SE share option plan remain unchanged. Nevertheless the underlying assumptions had to be adjusted. The following table provides the grant date fair value and the assumptions used in calculating their fair value:

2006
Fair value	€66.35
Assumptions:
Share price on modification date	€145.41
Expected life (years)	5
Risk free interest rate	3.9%
Expected volatility	30.5%
Dividend yield	1.5%

A summary of the number and weighted average exercise price of the options outstanding and exercisable are as follows:

	2008		2007		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		€		€		€
Outstanding as of January 1,	131,249	80.74	173,241	93.99	—	—
Granted	—	—	—	—	173,241	93.99
Exercised	(13,424)	48.96	—	—	—	—
Forfeited	—	—	(41,992)	84.74	—	—

Outstanding as of December 31,	117,825	48.96	131,249	80.74	173,241	93.99

Exercisable as of December 31,	117,825	48.96	—	—	—	—

The aggregate intrinsic value of share options outstanding was €6 mn for the year ended December 31, 2008 (2007: €11 mn).

The options outstanding as of December 31, 2008 have an exercise price of €48.96 and a weighted average remaining contractual life of 3 years.

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

During the year ended December 31, 2008, the Allianz Group recorded compensation expense of €— mn (2007: €4 mn; 2006: €6 mn) related to these share options.

Employee Stock purchase plans

The Allianz Group offers Allianz SE shares in 22 countries to qualified employees at favorable conditions. The shares have a minimum holding period of 1 to 5 years. During the year ended December 31, 2008, the number of shares sold to employees under these plans was 721,830 (2007: 939,303; 2006: 929,509). During the year ended December 31, 2008, the Allianz Group recognized compensation expense, the difference between the market price (lowest quoted price of the Allianz SE stock at the official market in Germany on October 10, 2008) and the discounted price of the shares purchased by employees, of €10 mn (2007: €30 mn; 2006: €25 mn).

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

Other share option and shareholding plans

The Allianz Group has other local share-based compensation plans, including share option and employee share purchase plans, none of which, individually or in the aggregate, are material to the consolidated financial statements. During the year ended December 31, 2008, the total expense, in the aggregate, recorded for these plans was €2 mn (2007: €7 mn; 2006: €6 mn).

49     Restructuring plans

As of December 31, 2008, the Allianz Group has provisions for restructuring resulting from a number of restructuring programs in various segments. These provisions for restructuring primarily include personnel costs, which result from severance payments for employee terminations, and contract termination costs, including those relating to the termination of lease contracts that will arise in connection with the implementation of the respective initiatives.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Changes in the provisions for restructuring were:

	Allianz Deutschland AG	Dresdner Bank Group	AGF Group	Other	Total
	€ mn	€ mn	€ mn	€ mn	€ mn
As of January 1, 2006	—	90	—	96	186
New provisions	526	328	—	41	895
Additions to existing provisions	—	9	—	1	10
Release of provisions recognized in previous years	—	(15)	—	(5)	(20)
Release of provisions via payments	(2)	(13)	—	(83)	(98)
Release of provisions via transfers	(69)	(20)	—	—	(89)
Changes in the consolidated subsidiaries of the Allianz Group	—	—	—	4	4
Foreign currency translation adjustments	—	—	—	(1)	(1)

As of December 31, 2006	455	379	—	53	887

As of January 1, 2007	455	379	—	53	887
New provisions	—	8	—	145	153
Additions to existing provisions	22	19	—	4	45
Release of provisions recognized in previous years	(65)	(29)	—	(1)	(95)
Release of provisions via payments	(27)	(65)	—	(52)	(144)
Release of provisions via transfers	(159)	(140)	—	—	(299)
Foreign currency translation adjustments	—	(6)	—	—	(6)

As of December 31, 2007	226	166	—	149	541

As of January 1, 2008	226	166	—	149	541
New provisions	—	—	77	31	108
Additions to existing provisions	3	—	—	16	19
Release of provisions recognized in previous years	(10)	—	—	(1)	(11)
Release of provisions via payments	(10)	—	(2)	(70)	(82)
Release of provisions via transfers	(61)	—	—	(5)	(66)
Reclassification to liabilities of disposal groups classified as held-for-sale	—	(166)	—	—	(166)

As of December 31, 2008	148	—	75	120	343

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

Allianz Deutschland AG´s provisions for restructuring

In 2006, Allianz Deutschland AG announced a restructuring plan for the insurance business in Germany, that is expected to be completed in 2008. In the course of the fiscal year 2008 the restructuring plan has been extended for another year up to 2009.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

The objective of the restructuring program is to make the insurance business more customer focused, operate more efficiently and achieve growth.

During the year ended December 31, 2008, Allianz Deutschland AG recorded restructuring charges of €(9) mn (2007: €(16) mn). This amount includes additions to existing provisions, release of provisions recognized in previous years, and restructuring charges as reflected in the consolidated income statement. The reduction of staff within this program shall occur in consent with the employees. The plan includes a reduction of approximately 5,345 positions. Approximately 4,695 full time equivalent positions have already been terminated, a part of which are related to natural employee turnover and early retirement agreements (Altersteilzeit) that were agreed upon before the restructuring provision was recorded and are not part of the restructuring provision.

2008
€ mn
New provisions	—
Additions to existing provisions	3
Release of provisions recognized in previous years	(10)
Restructuring charges directly reflected in the consolidated income statement	(2)

Total restructuring charges during the year ended December 31, 2008	(9)

Total restructuring charges incurred to date	501

A summary of the changes in the provisions for restructuring of the Allianz Deutschland AG during the year ended December 31, 2008 is:

	Provisions as of January 1, 2008	Provisions recorded during 2008				Release of provisions via transfer	Foreign currency translation adjustments	Other	Provisions as of December 31, 2008
		New provisions	Additions to existing provisions	Release of provisions recognized in previous years	Release of provisions via cash payments
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Program 2006
Personnel costs	187	—	3	(10)	—	(61)	—	—	119
Contract termination costs	39	—	—	—	(10)	—	—	—	29
Other	—	—	—	—	—	—	—	—	—

Total	226	—	3	(10)	(10)	(61)	—	—	148

Allianz Deutschland AG recorded releases of provisions via transfers to other provision categories of €61 mn as of December 31, 2008 (2007: €159 mn).

Assurance Générales de France (AGF Group)’s provisions for restructuring

In 2008, the AGF Group announced a restructuring plan, so called “Comprehensive Adaptation Plan” (“Plan Global d’Adaptation”), for the insurance business in France which is expected to continue through 2011. The objectives of the restructuring program are to regain market shares and increase the quality of service, by

•	increasing commercial staff and sales effectiveness,

•	developing employees’ competencies, and

•	implementing a comprehensive plan of competitiveness.

The restructuring activities of the AGF Group will result in a reduction of locations within France from 14 to 10 and a relocation of workers and activities with critical team size purpose as well as a strong reduction of non-HR costs (especially IT, purchasing, facilities).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Through the Comprehensive Adaptation Plan, the AGF Group plans to reduce the number of administrative jobs by 688 and increase the number of commercial employees by 506. The reduction of staff within this program includes measures for voluntary termination under restricted conditions and early retirement for the employees affected by the close-down of locations.

During the year ended December 31, 2008, the AGF Group recorded restructuring charges of €81 mn as follows:

2008
€ mn
New provisions	77
Additions to existing provisions	—
Release of provisions recognized in previous years	—
Restructuring charges directly reflected in the consolidated income statement	4

Total restructuring charges during the year ended December 31, 2008	81

Total restructuring charges incurred to date	81

A summary of the changes in the provisions for restructuring of the AGF Group during the year ended December 31, 2008 is:

	Provisions as of January 1, 2008	Provisions recorded during 2008				Release of provisions via transfer	Foreign currency translation adjustments	Other	Provisions as of December 31, 2008
		New provisions	Additions to existing provisions	Release of provisions recognized in previous years	Release of provisions via cash payments
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Comprehensive Adaptation Plan
Personnel costs	—	76	—	—	(2)	—	—	—	74
Contract termination costs	—	—	—	—	—	—	—	—	—
Other	—	1	—	—	—	—	—	—	1

Total	—	77	—	—	(2)	—	—	—	75

Other restructuring plans

For 2008, amongst others the following restructuring plans were reflected:

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

During the year ended December 31, 2008, Allianz S.p.A. together with its group companies recognized restructuring charges of €2 mn (2007: €73 mn). As of December 31, 2008 Allianz S.p.A. recorded a provision of €36 mn (2007: €52 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Allianz Shared Infrastructure Service SE (ASIC SE)

During 2007, ASIC SE recorded a provision for restructuring. The reason for the restructuring program are outsourcing activities for the divisions Desktop, Network and Telecommunication Services of ASIC SE (former Allianz Shared Infrastructure Service GmbH), Munich.

During the year ended December 31, 2008, ASIC SE recognized restructuring charges of €— mn (2007: €79 mn) in total. As of December 31, 2008 ASIC SE recorded a provision for restructuring of €15 mn (2007: €42 mn).

50    Earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period.

	2008	2007	2006
	€ mn	€ mn	€ mn
Net income (loss) used to calculate basic earnings per share	(2,444)	7,966	7,021
from continuing operations	3,967	7,316	6,640
from discontinued operations	(6,411)	650	381
Weighted average number of common shares outstanding	450,161,145	442,544,977	410,871,602
Basic earnings per share (in €)	(5.43)	18.00	17.09
from continuing operations (in €)	8.81	16.53	16.16
from discontinued operations (in €)	(14.24)	1.47	0.93

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Diluted earnings per share

Diluted earnings per share are calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period, both adjusted for the effects of potential dilutive common shares. Potential dilutive common shares arise from the assumed conversion of participation certificates issued by Allianz SE, warrants issued by Allianz SE and share-based compensation plans into Allianz shares, as well as from the conversion of derivatives on own shares.

	2008	2007	2006
	€ mn	€ mn	€ mn
Net income (loss)	(2,444)	7,966	7,021
Effect of potential dilutive common shares	(49)	(4)	(3)

Net income (loss) used to calculate diluted earnings per share	(2,493)	7,962	7,018

from continuing operations	3,918	7,312	6,637
from discontinued operations	(6,411)	650	381
Weighted average number of common shares outstanding	450,161,145	442,544,977	410,871,602
Potentially dilutive common shares resulting from assumed conversion of:
Participation certificates	1,469,443	1,469,443	1,469,443
Warrants	36,338	962,547	737,847
Share-based compensation plans	3,226,670	1,321,100	335,346
Derivatives on own shares	1,139,945	3,265,298	4,868,560
Subtotal	5,872,396	7,018,388	7,411,196

Weighted average number of common shares outstanding after assumed conversion	456,033,541	449,563,365	418,282,798

Diluted earnings per share (in €)	(5.47)	17.71	16.78
from continuing operations (in €)	8.59	16.26	15.87
from discontinued operations (in €)	(14.06)	1.45	0.91

During the year ended December 31, 2008, the weighted average number of common shares does not include 2,004,155 (2007: 1,130,838; 2006: 730,391) treasury shares held by the Allianz Group.

51     Other Information

Employee information

As of December 31,	2008	2007
Germany	71,267	72,063
Other countries	111,598	109,144

Total1)	182,865	181,207

1)	Includes as of December 31, 2008, 27,597 employees of Dresdner Bank Group.

The average total number of employees for the year ended December 31, 2008 was 181,549 people.

Personnel expenses

	2008	2007	2006
	€ mn	€ mn	€ mn
Salaries and wages	9,153	9,741	10,230
Social security contributions and employee assistance	1,298	1,666	1,731
Expenses for pensions and other post-retirement benefits	1,223	1,028	1,005

Total	11,674	12,435	12,966

In the table above are included the personnel expenses from the discontinued operations of Dresdner Bank, which amounted to 2,532 mn in 2008.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Issuance of the Declaration of Compliance with the German Corporate Governance Code according to clause 161 AktG

On December 18, 2008, the Board of Management and the Supervisory Board of Allianz SE issued the Declaration of Compliance according to clause 161 AktG and made it available on a permanent basis to the shareholders on the company’s website.

The Declaration of Compliance of the publicly traded group company Oldenburgische Landesbank AG was issued in December 2008 and was made permanently available to the shareholders.

Principal accountant fees and services

For a summary of fees billed by the Allianz Group’s principal auditors, see page 176. The information provided there is considered part of these consolidated financial statements.

Compensation for the Board of Management

As of December 31, 2008, the Board of Management had 11 (2007: 11) members.

Total compensation of the Board of Management for the year ended December 31, 2008 amounts to €18.5 mn (2007: €26.5 mn). Furthermore 120,707 (2007: 102,950) stock appreciation rights and 58,580 (2007: 51,805) restricted stock units with a total fair value at grant date of €7.7 mn (2007: €12.3 mn) were granted to the Board of Management for the year ended December 31, 2008.

Compensation to former members of the Board of Management and their beneficiaries totaled €7.0 mn (2007: €5.0 mn). Pension obligations to former members of the Board of Management and their beneficiaries are accrued in the amount of €47.0 mn (2007: €49.0 mn).

Total compensation to the Supervisory Board amounts to €1.1 mn (2007: €1.6 mn).

Board of Management and Supervisory Board compensation by individual is included in the Corporate Governance section of this Annual Report. The information provided there is considered part of these consolidated financial statements.

52     Subsequent events

Sale of Dresdner Bank AG to Commerzbank AG

On August 31, 2008, Allianz SE and Commerzbank AG agreed on the sale of Dresdner Bank AG to Commerzbank AG. The transaction agreement was adjusted on November 27, 2008, and January 9, 2009. For details on the transaction agreement and financial effects please refer to Note 4 of the consolidated financial statements. The transaction was closed as scheduled on January 12, 2009. In exchange for Dresdner Bank AG, Allianz Group received a cash payment of €3.2 bn, 163.5 mn shares of Commerzbank AG accounted for as available-for-sale equity investments, and cominvest which will be first consolidated in the first quarter of 2009. In addition, Commerzbank AG and Allianz Group entered into a long-term distribution agreement. According to IFRS 5, OCI components of €(0.4) bn were realized with completion of the entire transaction.

Subsequent to the sale, Allianz Group repurchased Colleraterized Debt Obligations (CDOs) for a consideration of about €1.1 bn from Dresdner Bank AG. Furthermore, Allianz will provide a silent participation of €750 mn in Dresdner Bank AG. The terms are identical to SoFFin’s silent participation in Commerzbank AG.

Net claims from the storms “Klaus” and “Quinten” in Southwest Europe and the bushfires in Australia

Until end of February 2009 several natural catastrophes took place. Based on the current information the Allianz Group expected net claims to an amount of approximately €236 mn before taxes:

•	Storm “Klaus” in the Southwest of France and parts of Spain (€163 mn)

•	Winterstorm “Quinten” in France (€32 mn)

•	Bushfires in Australia (€41 mn).

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

53     Selected subsidiaries and other holdings

Operating Subsidiaries	Equity	% owned1)
	€ mn
Germany
Allianz Capital Partners GmbH, Munich	0.03	100.0
Allianz Capital Partners Verwaltungs GmbH, Munich	632	100.0
Allianz Climate Solutions GmbH, Munich	0.04	100.0
Allianz Dresdner Bauspar AG, Bad Vilbel2)	99	100.0
Allianz Global Corporate & Specialty AG, Munich	778	100.0
Allianz Global Investors Advisory GmbH, Frankfurt/Main	3	100.0
Allianz Global Investors AG, Munich	2,401	100.0
Allianz Global Investors Europe GmbH, Munich	17	100.0
Allianz Global Investors Kapitalanlagegesellschaft mbH, Frankfurt/Main	146	100.0
Allianz Global Investors Product Solutions GmbH, Munich	0.1	100.0
Allianz Lebensversicherungs-Aktiengesellschaft, Stuttgart	1,456	100.0
Allianz Pension Partners GmbH, Munich	0.5	100.0
Allianz Pensionskasse Aktiengesellschaft, Munich	182	100.0
Allianz Private Equity Partners GmbH, Munich	0.04	100.0
Allianz Private Krankenversicherungs-Aktiengesellschaft, Munich	360	100.0
Allianz ProzessFinanz GmbH, Munich	0.4	100.0
Allianz Real Estate Germany GmbH, Stuttgart	5	100.0
Allianz Shared Infrastructure Services SE, Munich	111	100.0
Allianz Treuhand GmbH, Munich	0.01	100.0
Allianz Versicherungs-Aktiengesellschaft, Munich	2,566	100.0
AZT Automotive GmbH, Ismaning	0.2	100.0
Deutsche Lebensversicherungs-Aktiengesellschaft, Berlin	56	100.0
Dresdner Bank Aktiengesellschaft, Frankfurt/Main2)	2,496	100.0
Euler Hermes Kreditversicherungs-AG, Hamburg	220	100.0
manroland AG, Offenbach	332	100.0	3)
Münchener und Magdeburger Agraversicherung Aktiengesellschaft, Munich	7	62.5
Oldenburgische Landesbank Aktiengesellschaft, Oldenburg	502	89.6
Reuschel & Co. Kommanditgesellschaft, Munich2)	140	97.5
risklab germany GmbH, Munich	0.03	100.0
Vereinte Spezial Krankenversicherung Aktiengesellschaft, Munich	4	100.0
Vereinte Spezial Versicherung AG, Munich	45	100.0

1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100.0%.
2)	No subsidiary of the Allianz Group since January 12, 2009
3)	Group share through indirect holder Roland Holding GmbH, Munich: 62.0%

Property-Casualty
Life/Health
Banking
Asset Management
Corporate

Operating entity contributes a substantial portion of our total revenues within our primary geographic markets. Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Operating Subsidiaries—Other countries	Equity	% owned1)
	€ mn
Argentina
Allianz Argentina Compania de Seguros Generales S.A., Buenos Aires	19	100.0
Australia
Allianz Australia Limited, Sydney	803	100.0
Austria
Allianz Elementar Lebensversicherungs-Aktiengesellschaft, Vienna	73	100.0
Allianz Elementar Versicherungs-Aktiengesellschaft, Vienna	368	100.0
Privatinvest Bank AG, Salzburg	7	74.0
Belgium
Allianz Belgium Insurance S.A., Brussels	689	100.0
Brazil
Allianz Seguros S.A., Sao Paulo	163	72.5
Bulgaria
Allianz Bank Bulgaria JSC, Sofia	72	99.8
Allianz Bulgaria Insurance and Reinsurance Company Ltd., Sofia	22	78.0
Allianz Bulgaria Life Insurance Company Ltd., Sofia	12	99.0
China
Allianz China Life Insurance Co. Ltd., Shanghai	56	51.0
Allianz Global Investors Hong Kong Ltd., Hong Kong	65	100.0
Allianz Insurance (Hong Kong) Ltd., Hong Kong	3	100.0
Dresdner Kleinwort (Japan) Limited, Hong Kong2)	378	100.0
RCM Asia Pacific Ltd., Hong Kong	14	100.0
Colombia
Aseguradora Colseguros S.A., Bogota	39	100.0
Croatia
Allianz Zagreb d.d., Zagreb	26	83.2
Czech Republic
Allianz pojistovna a.s., Prague	108	100.0
Egypt
Allianz Egypt Insurance Company S.A.E., Cairo	2	85.0
Allianz Egypt Life Company S.A.E., Cairo	(1)	100.0
France
AAAM S.A., Paris	15	84.9
Allianz Global Corporate & Specialty France, Paris	238	100.0
Allianz Global Investors S.A., Paris	93	99.8
Assurances Générales de France IART S.A., Paris	2,719	100.0
Assurances Générales de France Vie S.A., Paris	2,592	100.0
Assurances Générales de France, Paris	6,821	100.0
Banque AGF S.A., Paris	110	100.0
Euler Hermes SFAC S.A., Paris	337	100.0
Mondial Assistance S.A.S., Paris Cedex	244	100.0
Greece
Allianz Hellas Insurance Company S.A., Athen	65	100.0
Hungary
Allianz Hungária Biztosító Zrt., Budapest	206	100.0
Indonesia
PT Asuransi Allianz Life Indonesia p.l.c., Jakarta	28	99.8
PT Asuransi Allianz Utama Indonesia Ltd., Jakarta	14	76.0
Ireland
Allianz Global Investors Ireland Ltd., Dublin	9	100.0
Allianz Irish Life Holdings p.l.c., Dublin	285	66.4
Allianz Re Dublin Limited, Dublin	93	100.0
Allianz Worldwide Care Ltd., Dublin	6	100.0

1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100.0%.
2)	No subsidiary of the Allianz Group since January 12, 2009

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Operating Subsidiaries—Other countries	Equity	% owned1)
	€ mn
Italy
ALLIANZ SUBALPINA HOLDINGS S.p.A., Torino	280	98.0
Allianz Global Investors Italia S.p.A, Milan	48	100.0
Allianz S.p.A., Trieste	2,924	100.0
Genialloyd S.p.A., Milan	280	100.0
Investitori SGR S.p.A., Milan	17	98.3
RB Vita S.p.A., Milano	209	100.0
Japan
RCM Japan Co. Ltd. , Tokyo	0.6	100.0
Laos
Assurances Générales du Laos Ltd., Vientiane	2	51.0
Luxembourg
Allianz Global Investors Luxembourg S.A., Senningerberg	70	100.0
Dresdner Bank Luxembourg S.A., Luxembourg2)	796	100.0
Malaysia
Allianz Life Insurance Malaysia Berhad p.l.c., Kuala Lumpur	25	100.0
Allianz Malaysia Berhad p.l.c., Kuala Lumpur	48	100.0
Mexico
Allianz México S.A. Compañia de Seguros, Mexico City	61	100.0
Netherlands
Allianz Europe Ltd., Amsterdam	27,315	100.0
Allianz Nederland Asset Management B.V., Amsterdam	33	100.0
Allianz Nederland Levensverzekering N.V., Utrecht	207	100.0
Allianz Nederland Schadeverzekering N.V., Rotterdam	260	100.0
Dresdner VPV N.V., Gouda2)	47	100.0
Poland
TU Allianz Polska S.A., Warsaw	154	100.0
TU Allianz Zycie Polska S.A., Warsaw	38	100.0
Portugal
Companhia de Seguros Allianz Portugal S.A., Lisboa	161	64.8
Republic of Korea
Allianz Global Investors Korea Limited, Seoul	14	100.0
Allianz Life Insurance Co. Ltd., Seoul	398	100.0
Romania
Allianz Tiriac Asigurari SA, Bukarest	120	52.2
Russia
Dresdner Bank ZAO, St. Petersburg2)	89	100.0
Insurance Company “Progress Garant”, Moscow	28	100.0
Insurance Joint Stock Company „Allianz”, Moscow	7	100.0
Russian People’s Insurance Society “ROSNO”, Moscow	107	100.0
Singapore
Allianz Global Investors Singapore Ltd., Singapore	2	100.0
Slovakia
Allianz-Slovenská poist’ovna a.s., Bratislava	501	84.6
Spain
Allianz Compañia de Seguros y Reaseguros S.A., Madrid	458	99.9
Euler Hermes Crédito Compañia de Seguros y Reaseguros, S.A., Madrid	7	100.0
Eurovida, S.A. Compañia de Seguros y Reaseguros, Madrid	94	51.0

1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100.0%.
2)	No subsidiary of the Allianz Group since January 12, 2009

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Operating Subsidiaries—Other countries	Equity	% owned1)
	€ mn
Switzerland
Alba Allgemeine Versicherungs-Gesellschaft, Basel	54	100.0
Allianz Risk Transfer AG, Zurich	285	100.0
Allianz Suisse Lebensversicherungs-Gesellschaft AG, Zurich	604	100.0
Allianz Suisse Versicherungs-Gesellschaft, Zurich	450	100.0
CAP Rechtsschutz-Versicherungsgesellschaft AG, Zürich	4	100.0
Dresdner Bank (Schweiz) AG, Zurich2)	131	99.8
ELVIA Reiseversicherungs-Gesellschaft AG, Wallisellen	224	100.0
Selecta AG, Muntelier3)	113	100.0
Taiwan
Allianz Global Investors Taiwan Ltd., Taipei	29	100.0
Allianz Taiwan Life Insurance Co. Ltd., Taipei	21	99.7
Turkey
Allianz Hayat ve Emeklilik AS, Istanbul	87	89.0
Allianz Sigorta AS, Istanbul	157	84.2
United Kingdom
Allianz (UK) Limited, Guildford	418	100.0
Allianz Insurance plc., Guildford	861	98.0	4)
Dresdner Kleinwort Group Limited, London2)	45	100.0
Dresdner Kleinwort Limited, London2)	258	100.0
Kleinwort Benson Channel Islands Holdings Limited, St. Peter Port2)	225	100.0
Kleinwort Benson Private Bank Limited, London2)	65	100.0
RCM (UK) Ltd., London	18	100.0
United States
Allianz Global Investors of America L.P., Dover/Delaware	1,395	100.0
Allianz Global Risks U.S. Insurance Company, Burbank/California	2,909	100.0
Allianz Life Insurance Company of North America, Minneapolis/Minnesota	2,201	100.0
Allianz of America Inc., Westport, CT	8,692	100.0
Allianz Underwriters Insurance Company, Burbank/California	44	100.0
Dresdner Kleinwort Securities LLC, Wilmington/Delaware2)	250	100.0
Fireman’s Fund Insurance Company, Novato/California	2,272	100.0
Nicholas Applegate Capital Management LLC, Dover/Delaware	11	100.0
Pacific Investment Management Company LLC, Wilmington/Delaware	205	92.1
RCM Capital Management LLC, Wilmington/Delaware	9	100.0
Wm. H McGee & Co. Inc., New York/New York	4	100.0

1)	Percentage includes equity participations held by dependent enterprises in full, even if the Allianz Group’s share in the dependent enterprise is under 100.0%.
2)	No subsidiary of the Allianz Group since January 12, 2009
3)	Classified as “held-for-sale”
4)	99.99% of the voting share capital

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Associated Enterprises1)	Equity	% owned2)
	€ mn
Phenix Alternative Holding, Paris	2,007	41.6
AGF SECURICASH L, Paris	1,583	27.2
Allianz Euribor, Paris	1,162	45.8
AGF Eurocash, Paris	848	43.6
Allianz Euro Liquid, Paris	675	42.5
Natinium 2007-1, Dublin	622	48.4
Oddo, Paris	285	20.0
Allianz-dit Euro Bond Total Return Fonds, Senningerberg	254	49.9
Cofitem Cofimur, Paris	253	22.1
AGF Peh Eur. IV FCPR, Paris	191	43.5
Citylife Srl., Milano	191	26.7
PHRV (Paris Hotels Roissy Vaugirard), Paris	181	30.6
Henderson UK Outlet Mall Partnership LP., Edinburgh	174	19.5	3)
Harwanne SA, Genève	174	21.5
Bajaj Allianz Life Insurance Company Ltd., Pune	147	26.0
Ayudhya Allianz C.P. Life Public Company Limited, Bangkok	146	25.0
FONDO IMMOBILIARE DOMUS, Rome	133	25.5
Allianz PIMCO Euro Bond Total Return, Luxemburg	112	36.8
Argos, Paris	102	47.4
OeKB EH Beteiligungss-und Management AG, Vienna,	92	49.0
Bajaj Allianz General Insurance Company Ltd., Pune	82	26.0
PGREF V 1301 SIXTH HOLDING LP, Wilmington	78	24.5
SDU Finco B.V., Amsterdam	47	49.7

1)

Associated enterprises are all those enterprises other than affiliated enterprises or joint ventures, in which the Allianz Group has an interest of between 20.0% and 50.0% regardless of whether a significant influence is exercised or not. The presented associated enterprises represent 90.0% of total carrying amount of investments in associated enterprises.

2)	Including shares held by dependent subsidiaries.
3)	Significant influence due to Allianz’s role in the (funds’) management and its ownership share

Notes to the Allianz Group’s Consolidated Financial Statements—(Continued)

Other selected holdings in listed companies1)	Market value	owned2)	Group equity	Net profit	Balance sheet date
	€ mn	%	€ mn	€ mn
Banco BPI, S.A., Porto	139	8.8	1,905	372	12/31/2007
Banco Popular Espanol S.A., Madrid	706	9.6	6,641	1,337	12/31/2007
BASF SE, Ludwigshafen	669	2.6	20,098	4,326	12/31/2007
Bayer AG, Leverkusen	827	2.6	16,821	4,716	12/31/2007
Beiersdorf AG, Hamburg	622	5.9	2,070	442	12/31/2007
E.ON AG, Duesseldorf	1,459	2.6	55,130	7,724	12/31/2007
GEA Group Aktiengesellschaft, Bochum	232	10.2	1,414	284	12/31/2007
The Hartford Financial Services Group, Inc., Hartford	286	8.1	13,784	2,117	12/31/2007
Industrial & Commercial Bank of China Limited, Beijing	2,433	1.9	56,996	8,623	12/31/2007
Nestlé S.A., Vevey	634	0.6	35,114	7,369	12/31/2007
SGS SA, Geneve	312	5.4	1,206	462	12/31/2008
UniCredito Italiano S.p.A., Milan	535	2.3	62,464	6,678	12/31/2007
Zagrebacka banka d.d., Zagreb	184	11.7	1,703	178	12/31/2007

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

Allowance for loan losses

The overall volume of provisions includes allowances for credit losses-deducted from the asset side of the balance sheet—and provisions for risks associated with hedge derivatives and other contingencies, such as guarantees, loan commitments or other obligations, which are stated as liabilities.

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

SCHEDULE I

SUMMARY OF INVESTMENTS(1) (2)

As of December 31, 2008

	Amortized cost	Fair Value	Amount shown in balance sheet
	€ mn	€ mn	€ mn
Debt securities:
Government and agency mortgage-backed securities (residential and commercial)	7,814	7,989	7,989
Corporate mortgage-backed securities (residential and commercial)	8,714	7,311	7,311
Other asset-backed securities	4,858	4,489	4,489
Government Bonds:
Germany	10,801	11,541	11,538
Italy	22,475	22,558	22,550
France	13,628	14,826	14,826
United States	3,996	4,317	4,317
Spain	5,414	5,697	5,697
Belgium	4,571	4,786	4,786
All other countries	35,821	36,603	36,545
Corporate Bonds:
Public utilities	3,872	3,850	3,813
All other corporate bonds	97,949	92,373	92,347
Other	1,296	1,336	1,336

Total debt	221,209	217,676	217,544

Equity securities:

Common stocks:
Public utilities	2,616	4,028	4,028
Banks, insurance companies, funds	4,508	6,249	6,249
Industrial, miscellaneous and all other	16,228	18,694	18,694
Non-redeemable preferred stocks	450	518	518

Total equity securities	23,802	29,489	29,489
Real Estate	7,551	11,995	7,551
Short-term investments and certificates of deposit	9,622	9,622	9,622

Total investments	262,184	268,782	264,206

(1)	Dresdner Bank financial assets and portfolios carried at fair value through income are excluded.
(2)

The total of investments on the balance sheet of €260,147 mn includes total debt securities, total equity securities and real estate shown above, as well as investments in associates and joint ventures of €4,524 mn and funds held by others under reinsurance contracts assumed of €1,039 mn. Short-term investments and certificates of deposit (shown above) and policy loans (not shown) are included in loans and advances to banks and customers on the balance sheet.

SCHEDULE II

ALLIANZ SE

PARENT ONLY CONDENSED FINANCIAL STATEMENTS

BALANCE SHEET

As of December 31,	2008	2007
	€ mn	€ mn
Assets:
Investment in subsidiaries and affiliates	63,609	67,488
Other invested assets	19,903	19,236
Insurance reserves ceded	2,058	2,896
Cash funds and cash equivalents	169	81
Other assets	5,656	7,804

	91,395	97,505

Liabilities and Shareholders’ Equity:
Insurance reserves	10,319	10,404
Participation certificates and subordinated liabilities	6,660	7,306
Certificated liabilities	9,801	4,829
Other liabilities	30,931	27,213

	57,711	49,752
Shareholders’ equity	33,684	47,753

	91,395	97,505

SCHEDULE II

ALLIANZ SE

PARENT ONLY CONDENSED FINANCIAL STATEMENTS

STATEMENTS OF INCOME

For the years ended December 31,	2008	2007	2006
	€ mn	€ mn	€ mn
Revenues:
Net premiums earned	2,770	2,294	2,887
Investment income	1,363	1,708	475
Other income	1	15	20

	4,134	4,017	3,382
Expenses:
Insurance benefits	1,863	1,622	2,013
Acquisition costs and administrative expenses	1,103	1,202	1,392
Investment expense	1,594	1,851	1,639
Other expense	3	—	37

	4,563	4,675	5,081

Income before tax	(429)	(658)	(1,699)
Taxes	109	210	808

Income before equity in undistributed net income of subsidiaries	(320)	(448)	(891)
Equity in undistributed net income of subsidiaries	(2,124)	8,414	7,912

Net Income	(2,444)	7,966	7,021

SCHEDULE II

ALLIANZ SE

PARENT ONLY CONDENSED FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS

For the years ended December 31,	2008	2007	2006
	€ mn	€ mn	€ mn
Cash flows from operating activities:
Net income	(2,444)	7,966	7,021
Adjustments to reconcile net income to cash provided by operating activities:
Equity in undistributed net income of consolidated subsidiaries	2,124	(8,414)	(7,912)
Change in insurance reserves—net	753	(935)	(1,787)
Change in other assets	2,148	(1,357)	(1,586)
Change in other liabilities	(4,442)	(6,239)	2,418

Net cash (used) provided by operating activities	(1,861)	(8,979)	(1,846)

Cash flows from investing activities:
Change in investments in subsidiaries	2340	(45)	(7,280)
Change in other invested assets	(667)	151	(3,340)

Net cash provided (used) in investing activities	1,673	106	(10,620)

Cash flows from financing activities:
Change in certificated liabilities, participation certificates and subordinated liabilities	4,326	2,999	595
Net proceeds from issuance of common stocks and additional paid in capital	239	115	98
Dividends paid	(2,472)	(1,642)	(811)
Other changes in shareholders’ capital	(1,817)	7,410	12,597

Net cash provided (used) by financing activities	276	8,882	12,479

Net increase (decrease) in cash	88	9	13
Cash at January 1	81	72	59

Cash at December 31	169	81	72

Note to Parent Only Condensed Financial Statements

Contingent liabilities and other financial commitments

Guarantees to group companies

The guarantees as described below are provided by Allianz SE to secure liabilities of group companies to third parties:

•	Bonds issued by Allianz Finance II B.V., Amsterdam, for €9.7 bn, thereof €5.6 bn on a subordinated basis.

•	Commercial Papers issued by Allianz Finance Corporation, USA. At the end of the year USD 0.4 bn in commercial papers were issued as part of the program.

•	Letters of Credit issued to various operating Allianz entities totaling €0.8 bn.

Allianz SE is committed to making future capital payments in favor of our North American holding company, Allianz of America, Inc., Wilmington. This will place Allianz of America Inc., Wilmington, in a position to provide sufficient capital to Allianz Global Risks US Insurance Company, Los Angeles, so that this company can meet its payment obligations for claims received in connection with the attack on the World Trade Center. These future capital payments are limited to USD 143 mn and are secured by pledges in securities.

Allianz SE provides a guarantee to Allianz Argos 14 GmbH to secure the payment obligations under the derivative contract entered into with Blue Fin Ltd. in the context of the issuance of a catastrophe bond.

Allianz SE provides a maximum €1.0 bn guarantee for the obligations of AGF Vie, Paris, under a unit linked pension insurance contract. As of December 31, 2008 the guaranteed obligations amounted €537 mn.

With respect to Fireman’s Fund Insurance Co., Novato, there is a conditional commitment to make capital payments which must, in particular, be made in case of future negative developments of the reserves for the year 2003 and before. The remaining guarantee amount as of December 31, 2008 is USD 141 mn.

Guarantee declarations in a total of €1.4 bn have also been given for deferred annuity agreements signed by Allianz-RAS Seguros y Reaseguros S.A., Madrid.

Allianz SE provides guarantees in favor of Marsh, Inc. for coverage of potential liabilities for various Allianz subsidiaries. These guarantees have a yearly maturity and are unlimited.

There is an agreement between Allianz Risk Transfer AG, Zurich, and Allianz SE regarding a target minimum capitalization in the form of a Net Worth Maintenance Agreement.

There are financial commitments in connection with the promise of compensation to holders of rights under stock option programs of Assurances Générales de France.

There are also value asset liabilities of €136 mn for the phased-in retirement liabilities of German group companies.

In connection with the sale of holdings in individual cases, guarantees were given covering the various bases used to determine purchase prices. These can for example relate to tax risks.

In connection with the acquisition of USD 1.75 bn subordinated debentures of The Hartford Financial Services Group Allianz SE provided a guarantee to group companies.

Allianz Bank Zrt., Hungary, received a guarantee from Allianz SE in the amount of CHF 120 mn in connection with a loan granted.

Commitments of Allianz Nederland Schadeverzekering N.V. arising from an insurance contract are guaranteed by Allianz SE with a maximum exposure of €350 mn.

In addition Allianz SE issued guarantees to various group companies totaling €50 mn.

Allianz SE has also provided several subsidiaries and associates with either a standard indemnity guarantee or such guarantee as required by the supervisory authorities, which cannot be quantified in figures. This includes in particular a deed of general release for Dresdner Bank AG in accordance with § 5(10) of the Statute of Deposit Security Arrangement Fund which was withdrawn with effect of January 9, 2009.

Guarantees to third parties

(Dresdner Bank AG as of January 12, 2009)

A guarantee was given to Dresdner Bank AG, Frankfurt, amounting to €50 mn, for the acquisition of receivables from payments for the rights to use a name in connection with Allianz Arena.

In the context of a Securities Lending Agreement, Allianz SE gave a payment guarantee with respect to the obligations of Dresdner Bank AG, Frankfurt.

A contingent indemnity agreement was entered with respect to securities issued by HT1 Funding GmbH in case HT1 Funding GmbH cannot serve the agreed coupon of the bond partly or in total.

As of December 31, 2008 Allianz SE had contingent liabilities under guarantees amounting to €9 mn.

Legal obligations

Legal obligations to assume any losses arise on account of management control agreements and/or transfer-of-profit agreements with the following companies:

•	ACM-Compagnie Mercur AG

•	Allianz Alternative Assets Holding GmbH

•	Allianz Argos 14 GmbH

•	Allianz Autowelt GmbH

•	Allianz Deutschland AG

•	Allianz Finanzbeteiligungs GmbH

•	Allianz Global Corporate & Specialty AG

•	Allianz Investment Management SE

•	AZ-Arges Vermögensverwaltungsgesellschaft mbH

•	AZ-Argos 3 Vermögensverwaltungsgesellschaft mbH (merged as of December 11, 2008)

•	AZ-Argos 10 Vermögensverwaltungsgesellschaft mbH (merged as of December 31, 2007/January 1, 2008)

•	IDS GmbH-Analysis and Reporting Services

•	META Finanz-Informationssysteme GmbH

Any other control and transfer-of-profit agreements were not concluded by Allianz SE in 2008.

On February 17, 2009 Allianz SE has concluded a control and transfer-of-profit agreement with Allianz Shared Infrastructure Services SE that now requires the consent of the Supervisory Board and the General Meeting of Allianz SE. The contract will come into effect with its registration in the Commercial register of the controlled company.

Financial liabilities of €203 mn arose in 2008 from advertising agreements.

Potential liabilities amounting to €30 mn were outstanding at the balance sheet date for calls on equity stocks not fully paid up with respect to affiliated enterprises.

Security deposits for leasing contracts amount to €0.3 mn financial commitments.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

	Deferred policy acquisition Costs GROSS	Future policy benefits, losses, claims and loss expense GROSS	Unearned premiums GROSS	Other policy claims and benefits payable GROSS	Premium revenue (earned) NET
	€ mn	€ mn	€ mn	€ mn	€ mn
As of and for the year ended December 31, 2008:
Life/Health	16,752	279,325	2,258	16,928	22,231
Property-Casualty	4,026	63,336	12,984	874	38,213

Total	20,778	342,661	15,242	17,802	60,444

As of and for the year ended December 31, 2007:
Life/Health	14,130	263,621	1,858	26,291	20,809
Property-Casualty	4,059	64,399	13,163	1,519	38,553

Total	18,189	328,020	13,163	27,810	59,362

As of and for the year ended December 31, 2006:
Life/Health	13,779	256,051	1,874	29,454	20,574
Property-Casualty	4,127	65,813	12,994	1,807	37,950

Total	17,906	321,864	14,868	31,261	58,524

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

	Investment income NET	Benefits claims, losses and settlement expenses NET	Amortization of deferred policy acquisition costs NET	Other operating expenses NET	Premiums written NET
	€ mn	€ mn	€ mn	€ mn	€ mn
As of and for the year ended December 31, 2008:
Life/Health	6,793	24,510	1,310	3,066	22,282
Property-Casualty	4,194	25,984	3,596	6,760	38,414

Total	10,987	50,494	4,906	9,826	60,696

As of and for the year ended December 31, 2007:
Life/Health	14,675	27,905	1,555	3,033	20,885
Property-Casualty	5,364	25,824	4,042	6,574	38,969

Total	20,039	53,729	5,597	9,607	59,854

As of and for the year ended December 31, 2006:
Life/Health	15,121	28,150	1,627	2,810	20,799
Property-Casualty	5,592	25,097	3,838	6,752	38,259

Total	20,713	53,247	5,465	9,562	59,058

SCHEDULE IV

SUPPLEMENTARY REINSURANCE INFORMATION

	Direct gross amount	Ceded to other companies	Assumed from other companies	Net amount	Amount assumed to net
	€ mn	€ mn	€ mn	€ mn
2008:
Life insurance in force	790,365	(78,792)	18,425	729,998	2.52%

Premiums earned:
Life/Health insurance(1)	22,393	(527)	365	22,231	1.64%
Property-Casualty insurance, including title insurance(2)	40,023	(5,045)	3,235	38,213	8.47%

Total premiums	62,416	(5,572)	3,600	60,444	5.96%

2007:
Life insurance in force	706,754	(53,169)	20,496	674,081	3.04%

Premiums earned:
Life/Health insurance(1)	21,164	(638)	283	20,809	1.36%
Property-Casualty insurance, including title insurance(2)	41,174	(5,316)	2,695	38,553	6.99%

Total premiums	62,338	(5,954)	2,978	59,362	5.02%

2006:
Life insurance in force	699,975	(83,752)	20,056	636,279	3.15%

Premiums earned:
Life/Health insurance(1)	21,027	(816)	363	20,574	1.76%
Property-Casualty insurance, including title insurance(2)	40,616	(5,529)	2,863	37,950	7.54%

Total premiums	61,643	(6,345)	3,226	58,524	5.51%

(1)	Life/Health have been combined for this schedule
(2)	Title insurance has been combined with Property-Casualty insurance
(3)	After eliminating intra-Allianz Group transactions between segments

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Allianz SE

/s/ MICHAEL DIEKMANN
Name: Michael Diekmann
Title: Chief Executive Officer

/s/ DR. HELMUT PERLET
Name: Dr. Helmut Perlet
Title: Chief Financial Officer

Date: March 31, 2009